Form 20-F
period 2002-12-31
TELEFONICA S A
filed 2003-06-30
CIK 814052

As filed with the Securities and Exchange Commission on June 30, 2003.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 1-9531

TELEFÓNICA, S.A.

(Exact name of registrant as specified in its charter)

KINGDOM OF SPAIN

(Jurisdiction of incorporation or organization)

Gran Vía, 28, 28013 Madrid, Spain

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value €1.00 per share*	New York Stock Exchange
American Depositary Shares, each representing Three Ordinary Shares	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of issued shares of each class of stock of Telefónica, S.A. at December 31, 2002 was:

Shares, nominal value one euro each: 4,860,661,286

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the effect on our results of operations of the introduction of competition in the Spanish telecommunications market and our other principal markets;

•	trends affecting our financial condition or results of operations;

•	acquisitions or investments which we may make in the future;

•	our capital expenditures plan;

•	supervision and regulation of the Spanish telecommunications sector and in other countries where we have significant operations;

•	our strategic partnerships; and

•	the potential for growth and competition in current and anticipated areas of our business.

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:

•	changes in general economic, business, or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services;

•	changes in currency exchange rates and interest rates;

•	the impact of current, pending or future legislation and regulation in Spain, other countries where we operate and the European Union;

•	the actions of existing and potential competitors in each of our markets;

•	the outcome of pending litigation; and

•	the potential effects of technological changes.

Some of these and other important factors that could cause such differences are discussed in more detail under “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company”, “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date of this Annual Report including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value one euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol “TEF”. They are also listed on various foreign exchanges such as the London, Frankfurt, Paris, Buenos Aires, Lima, São Paulo and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges and through the SEAQ International System of the London Stock Exchange. American Depositary Shares (“ADSs”), each representing the right to receive three ordinary shares, are listed on the New York Stock Exchange under the symbol “TEF” and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary. Brazilian Depositary Shares (“BDSs”), each representing the right to receive one ordinary share, are listed on the São Paulo Stock Exchange. BDSs are evidenced by Brazilian Depositary Receipts (“BDRs”) issued under a Deposit Agreement with Banco Bradesco, S.A., as Depositary.

As used herein:

•	“Telefónica”, “Telefónica Group” and terms such as “we”, “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries unless the context otherwise requires;

•	“Telefónica de España” means Telefónica de España, S.A., our subsidiary that conducts our fixed-line telecommunications services business in Spain, and its consolidated subsidiaries;

•	“Telefónica Móviles” means Telefónica Móviles, S.A., our subsidiary that conducts our worldwide wireless communications services business, and its consolidated subsidiaries;

•	“Admira” means Telefónica de Contenidos, S.A. (formerly known as “Grupo Media, S.A.”) and Corporación Admira Media, S.A., our subsidiaries that conduct our worldwide audiovisual content and media business, and their consolidated subsidiaries;

•	“Telefónica Latinoamérica” means Telefónica Internacional, S.A., our subsidiary that conducts our fixed-line telecommunications business in Latin America, and its consolidated subsidiaries;

•	“Telefónica Data” means Telefónica DataCorp, S.A., our subsidiary that conducts our worldwide data transmission business, and its consolidated subsidiaries; and

•	“Terra Lycos” and the “Terra Lycos Group” mean Terra Networks, S.A., our subsidiary that conducts our worldwide Internet-related business, and its consolidated subsidiaries.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

In this Annual Report, references to “dollars” or “$” are to United States dollars and references to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time. We historically published our financial statements in Spanish pesetas (“pesetas” or “Ptas”). Beginning January 1, 1999, we began publishing our financial statements in both Spanish pesetas and euro. We have translated financial information presented in this Annual Report for periods prior to January 1, 1999 from Spanish pesetas into euro using the official irrevocably fixed conversion rate of Ptas 166.386 = €1.00. Financial information for periods prior to January 1, 1999 reported in euro depicts the same trends that would have been presented had we continued to present such financial information in Spanish pesetas. However, financial information for periods prior to January 1, 1999 is not comparable with that of other companies reporting in euro that restated these amounts from a currency other than the Spanish peseta.

For the convenience of the reader, some of the financial information in this Annual Report has been translated from euro into United States dollars at an assumed rate of €1.00 = $1.1423, the Noon Buying Rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 27, 2003. These convenience translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. The assumed rate also differs from the rates used in the preparation of our consolidated financial statements. Further information about recent rates of exchange between the euro and dollar appears in “Item 3—Key Information”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of Telefónica, S.A. You should read this table in conjunction with “Item 5—Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report. The consolidated income statement data for each of the three years in the period ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 and 2001 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report. The consolidated income statement data for each of the two years in the period ended December 31, 1999 and the consolidated balance sheet data as of December 31, 2000, 1999 and 1998 set forth below are derived from Telefónica, S.A.’s consolidated financial statements, which are not included herein. Our consolidated financial statements have been prepared in accordance with Spanish GAAP, which differ in certain respects from U.S. GAAP. Please refer to note 25 to our consolidated financial statements for a discussion of these differences.

The basis of presentation and principles of consolidation are described in detail in note 2 to our consolidated financial statements.

	At and for the Year ended December 31,
	1998(1)	1999	2000	2001	2002
	€	€	€	€	€
	(in millions, except per share and per ADS data)
INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Revenues from operations	17,465.5	22,957.0	28,485.5	31,052.6	28,411.3
Other operating revenues(2)	116.5	199.2	266.7	254.7	297.6

Internal expenditures capitalized	747.1	835.0	899.1	730.4	496.7
Increase (decrease) in inventories (net)	50.8	74.5	112.3	(103.9)	(18.1)

Total revenues	18,379.9	24,065.7	29,763.6	31,933.8	29,187.5
Goods purchased	(2,203.8)	(4,093.1)	(6,045.2)	(7,111.9)	(6,953.6)
External services and local taxes	(2,225.5)	(3,975.6)	(5,786.1)	(5,534.3)	(4,976.7)
Personnel expenses	(3,907.6)	(4,411.5)	(5,111.7)	(5,390.3)	(4,793.8)

	At and for the Year ended December 31,
	1998(1)	1999	2000	2001	2002
	€	€	€	€	€
	(in millions, except per share and per ADS data)
Provision for depreciation and amortization	(4,360.0)	(6,108.8)	(6,960.8)	(7,374.0)	(6,692.4)
Trade provisions	(637.7)	(565.8)	(761.1)	(1,023.8)	(645.6)
Other operating expenses	(145.5)	(134.3)	(140.7)	(69.3)	(93.7)

Total operating costs before financial expenses and goodwill amortization	(13,480.1)	(19,289.1)	(24,805.6)	(26,503.6)	(24,155.7)

Operating profit	4,899.9	4,776.6	4,958.0	5,430.2	5,031.8
Amortization of goodwill and reversal of negative goodwill	(127.0)	(194.3)	(500.6)	(841.6)	(665.4)

Financial income (expense)	(1,339.6)	(1,490.4)	(1,611.8)	(1,608.4)	(1,589.3)
Exchange gains (losses), net	(40.6)	434.3	(248.5)	(782.7)	(632.3)
Income (losses) from associated companies	73.3	(3.9)	(161.4)	(376.5)	(527.9)
Profit from ordinary activities	3,465.9	3,522.3	2,435.7	1,821.1	1,616.8
Extraordinary revenues	329.2	2,029.4	4,302.3	1,167.1	474.6
Losses on fixed assets	(157.9)	(235.6)	(239.9)	(233.0)	(9,614.6)
Extraordinary expenses	(1,221.3)	(5,348.7)	(3,630.5)	(721.3)	(7,078.0)

Income before tax and minority interest	2,415.9	(32.6)	2,867.6	2,033.9	(14,601.1)
Corporate income tax	(552.2)	758.0	(242.2)	(198.1)	3,228.7
Minority interest	(556.2)	(655.7)	(120.6)	271.0	5,795.6

Net income	1,307.7	69.6	2,504.8	2,106.8	(5,576.8)

Net income per share(3)	0.35	0.02	0.59	0.43	(1.13)
Weighted average number of shares (thousands)	3,729,942	3,823,536	4,269,839	4,919,843	4,951,316
Net income per ADS(3)(4)	1.05	0.05	1.76	1.28	(3.38)
Weighted average number of ADSs (thousands)	1,243,314	1,274,512	1,423,280	1,639,948	1,650,439
Amounts in accordance with U.S. GAAP
Total revenues	15,866.4	21,190.4	27,326.1	31,577.2	28,912.6
Total costs and expenses	(13,189.6)	(16,813.1)	(23,977.8)	(37,492.9)	(26,599.0)
Profit from ordinary activities	3,006.4	4,377.3	3,348.3	(5,915.7)	2,313.6
Income (loss) before tax	1,636.4	(367.2)	1,561.9	(6,707.0)	(8,606.5)
Corporate income tax	340.7	921.4	294.1	(475.3)	3,392.0

Net income	1,288.9	554.2	1,856.0	(7,182.3)	(5,214.5)

Net income per share(3)(5)	0.35	0.14	0.44	(1.46)	(1.05)
Net income per ADS(3)(4)(5)	1.04	0.43	1.30	(4.38)	(3.15)
BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Cash	143.0	186.1	765.6	621.9	517.5
Property plant and equipment	27,821.6	35,754.9	38,721.9	36,606.1	27,099.7
Total assets	48,593.6	64,114.0	92,377.3	86,422.6	68,041.3
Total long-term debt	13,695.4	17,788.3	24,692.9	27,692.4	21,726.1
Total shareholders’ equity	15,295.1	14,544.7	25,930.5	25,861.6	16,996.0
Amounts in accordance with U.S. GAAP:
Cash	131.4	239.2	678.7	619.6	517.5
Property, plant and equipment	23,474.1	30,079.1	38,277.9	35,563.2	25,282.7
Total assets	43,113.8	59,306.5	108,017.1	91,041.1	67,226.6
Total long-term debt	13,695.4	15,385.0	20,618.5	27,771.2	21,778.0
Total shareholders’ equity	14,937.3	16,926.5	44,357.8	31,769.8	16,989.3
CASH FLOW DATA:
Amounts in accordance with Spanish GAAP:
Net cash provided by operating activities	6,735.7	7,758.9	8,996.9	8,828.8	8,814.6
Net cash used in (provided by) investing activities(6)	11,765.8	(9,600.9)	(17,719.5)	(9,895.4)	(5,780.2)

	At and for the Year ended December 31,
	1998(1)	1999	2000	2001	2002
	€	€	€	€	€
	(in millions, except per share and per ADS data)
Net cash used in (received from) financing activities	4,630.2	2,332.0	14,320.9	(1,321.1)	(2,101.1)
Amounts in accordance with U.S. GAAP:
Net cash provided by operating activities	5,556.0	6,661.7	16,370.1	8,995.8	9,019.5
Net cash used in (provided by) investing activities(6)	12,228.7	7,633.3	(25,572.6)	(9,528.5)	(5,585.4)
Net cash used in (received from) financing activities	(3,902.2)	(1,839.9)	14,689.4	(1,347.0)	(2,082.0)

(1)	The consolidated financial statements for the year ended and at December 31, 1998 were prepared in Spanish pesetas and have been translated into euro at the irrevocably fixed rate of exchange of Ptas 166.386 = €1.00.
(2)	Includes internal expenditures capitalized and increase in inventories (net).
(3)	The per share and per ADS computations for all periods presented have been adjusted to reflect the stock split and stock dividends which occurred during the periods presented and after the close of the 2002 period but before issuance of the financial statements.
(4)	Each ADS represents the right to receive three ordinary shares. Figures do not include any charges of the Depositary.
(5)	U.S. GAAP earnings per share and per ADS have been computed using the weighted average number of shares outstanding for each period.
(6)	Includes net cash outflow for capital expenditures and for investments in affiliates.

Exchange Rate Information

Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas 166.386 = €1.00. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions. The Noon Buying Rate for the euro on June 27, 2003 was $1.1423 = €1.00.

The following table sets forth certain information concerning the Noon Buying Rate for dollars expressed in pesetas per $1.00.

	Noon Buying Rate
Year ended December 31,	Period End	Average(1)	High	Low
1998	142.15	149.42	157.41	136.80

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates on the last day of each full month during the relevant period.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period End	Average(1)	High	Low
1999	1.01	1.06	1.18	1.00
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
December 31, 2002	1.0485	0.9927
January 31, 2003	1.0861	1.0361
February 28, 2003	1.0875	1.0708
March 31, 2003	1.1062	1.0545
April 30, 2003	1.1180	1.0621
May 31, 2003	1.1853	1.1200
June 2003 (through June 27)	1.1870	1.1423

Source: Federal Reserve Bank of New York.

Monetary policy within the member states of the euro zone is set by the European Central Bank. The European Central Bank has set itself the objective of containing inflation and will adjust interest rates in line with this policy without taking account of other economic variables such as the rate of unemployment. It has further declared that it will not set an exchange rate target for the euro.

Our ordinary shares are quoted on the Spanish stock exchanges in euro. Currency fluctuations may affect the dollar equivalent of the euro price of our shares listed on the Spanish stock exchanges and, as a result, the market price of our ADSs, which are listed on the New York Stock Exchange. Currency fluctuations may also affect the dollar amounts received by holders of ADRs on conversion by the Depositary of any cash dividends paid in euro on the underlying shares.

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, the Argentine peso, the Chilean peso, the Peruvian nuevo sol and the U.S. dollar). See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

In addition to the other information contained in this annual report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks and investors could lose all or part of their investment.

Risks Related to Our Business

We endeavour to implement our business plans successfully, but factors beyond our control may prevent us from doing so, which could have a material adverse effect on our business.

Our ability to increase our revenues and maintain our position as a leading European and Latin American provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective implementation of our business plans, including our plan to operate our various businesses along global business lines.

Factors beyond our control that could affect the implementation and completion of our business plan include:

•	difficulties in developing and introducing new technologies;

•	declining prices for some of our services;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations;

•	difficulties in obtaining applicable government, shareholder and other approvals;

•	difficulties in entering into key contracts with third parties;

•	the effect of increased competition;

•	our ability to establish and maintain strategic relationships;

•	difficulties in integrating our acquired businesses;

•	the effect of future acquisitions on our financial condition and results of operations;

•	difficulties in securing the timely performance of independent contractors hired to engineer, design and construct portions of our network;

•	the potential lack of attractive investment targets;

•	difficulties in attracting and retaining highly-skilled and qualified personnel; and

•	the effect of unanticipated network interruptions.

A material portion of our foreign operations and investments is located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.

At December 31, 2002, approximately 47% of our assets were located in Latin America. In addition, approximately 35% of our revenue from operations for 2002 was derived from our Latin American operations. Our foreign operations and investments in Latin America are subject to various risks, including risks related to the following:

•	government regulations and administrative policies may change quickly;

•	currencies may be devalued or may depreciate (such as the Brazilian real, which experienced a negative trend in 2002) or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate assets;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate;

•	our operations are dependent on concessions and other agreements with existing governments; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.

In addition, revenues from operations of our Latin American subsidiaries, their market value and the dividends and management fees received from them are exposed to material country risk as a result of adverse economic conditions in the region that may adversely affect demand, consumption and exchange rates.

The recent devaluation of the Argentine peso and the adverse macroeconomic conditions currently prevailing in Argentina and recent emergency measures adopted by the Argentine government have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

As a result of the devaluation of the Argentine peso in January 2002, in accordance with Spanish accounting regulations, we recorded various provisions and allowances against our net income for 2001 and 2002 and adjusted the “Stockholders’ equity—translation differences in consolidation” account in our consolidated balance sheets at December 31, 2001 and December 31, 2002. Accordingly, the devaluation of the Argentine peso resulted in a decrease in our net income of €369.0 and €354.7 million in 2001 and 2002, respectively, and a reduction in our shareholders’ equity of €1,793.1 and €1,501.8 million in 2001 and 2002, respectively (including the decrease in net income). Our financial condition and results of operations may continue to be adversely affected by any further declines in the value of the Argentine peso.

In addition, although most of the restrictions on repayment to foreign creditors implemented since December 2001 have been abolished, companies currently require Central Bank authorization to buy U.S. dollars to make accelerated payments in the context of a debt restructuring program. As a result, failure to obtain such authorization and to obtain U.S. dollars for free remittance could impede any necessary debt restructuring program. In the first half of 2003, Telefónica Comunicaciones Personales S.A., Telefónica Móviles’ subsidiary in Argentina, entered into several agreements with its main creditors to refinance its debt, including intercompany debt with Telefónica Móviles. Despite this, it continues to have negative net worth. Due to the uncertainty about changes in the exchange rate, tariffs renegotiation and the Argentine economy, and in order to manage its liquidity risk, on June 17, 2003, Telefónica de Argentina commenced an offer to exchange its new notes due 2007 and its new notes due 2010 for its existing notes due 2004 and 2008, respectively, plus a cash payment. It also offered to exchange two new series of its notes due 2011 for two series of existing notes due 2004 of Compañía Internacional de Telecomunicaciones S.A., its controlling shareholder and our wholly-owned subsidiary, plus a cash payment.

Furthermore, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the telecommunications services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in revenues in real terms and will adversely affect our fixed-line operator’s results of operations, provided that its tariffs do not keep pace with inflation. Telefónica de Argentina is in the process of renegotiating its tariffs with the Argentina government. We cannot give you any assurance that the outcome of these negotiations will be favorable to us.

For further information on the economic situation in Argentina and its impact on our financial condition and results of operations, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Devaluation in Argentina” and “Item 5—Operating and Financial Review and Prospects—Economic Situation in Argentina”.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange and interest rate risk.

We are exposed to various types of market risk in the normal course of our business, including the significant impact of changes in foreign currency exchange rates, as well as the impact of changes in interest rates. We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements. Our risk management strategies may not be successful, however, which could adversely affect our financial condition and results of operations.

In particular, in order to limit our exposure to Latin American currency exchange rate fluctuations, we use financial derivatives and other instruments. If the financial derivatives market is not sufficiently liquid for our risk management purposes or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to Latin American currency exchange rate fluctuations, such failure could adversely affect our financial condition and results of operations. For a more detailed description of our financial derivatives transactions, see “Item 11—Quantitative and Quantitative Disclosures About Market Risk”.

We have recorded an impairment charge to goodwill and may be required to make additional write offs in the future.

Goodwill represents the purchase price of an acquisition in excess of the fair value of the assets acquired less liabilities assumed. We have generated substantial amounts of goodwill from some of our acquisitions. At December 31, 2002, under Spanish GAAP we had goodwill of €6,364.0 million, equal to 9.4% of our total assets and 37.4% of our shareholders’ equity at that date, and at December 31, 2001, we had goodwill of €9,128.9 million, equal to 10.6% of our total assets and 35.3% of our shareholders’ equity at that date. At December 31, 2002, under U.S. GAAP, we had goodwill of €8,718.4 million, equal to 13.0% of our total assets and 51.3% of our shareholders’ equity at that date, and, at December 31, 2001, we had goodwill of €14,991.3, equal to 16.5% of our total assets and 47.2% of our shareholders’ equity at that date.

In December 2002, we performed an analysis of projected discounted cash flows from the Terra Lycos Group, mediaWays, I.O. Box, and other companies that are less significant as a result of which we determined that such projected cash flows were not adequate to support the value of goodwill related to these companies both under Spanish and U.S. GAAP. Accordingly, we determined that goodwill related to these companies was impaired, and we recorded a goodwill impairment charge in an aggregate amount of approximately €2,259.8 million in 2002.

We cannot be certain that we will be able to recover all of the goodwill that we now carry as an asset or that we will not have to write off additional goodwill in the future under U.S. GAAP or Spanish GAAP. We could be forced to write off goodwill because of rapid technological change, intense competition, adverse regulatory measures, significant declines in sales, earnings or cash flows and other factors that in the future indicate that the fair value of our acquisitions is not worth their carrying value.

Telefónica Móviles has engaged in a strategic review of its asset portfolio, which has led it to fully write down its investments in Germany, Austria and Switzerland. It may also in the future have to further adjust the value of its investments in Italy.

In 2002, Telefónica Móviles commissioned independent experts to assess the business plans of its UMTS operations in Germany, Austria, Switzerland and Italy. After taking into account the independent assessments, Telefónica Móviles updated the valuations of its business plans for these operations, in order to reflect the additional delays expected by the sector regarding commercial availability of the UMTS technology and the consequent delay in revenue generation. In this context, Telefónica Móviles decided to fully write down the book value of its investments in Germany, Austria and Switzerland.

With respect to its investment in Italy, Telefónica Móviles also adjusted the value of its investment in IPSE 2000. Given the differences in the regulatory environment, both with regard to compliance with coverage requirements included in the license and flexibility shown by the regulators, Telefónica Móviles estimates the value of IPSE 2000’s assets at €300 million, €136 million of which represents Telefónica Móviles’ investment in IPSE 2000. This value estimated by Telefónica Móviles could be different in case other assumptions and estimates were made. Telefónica Móviles will perform a regular review of the value and assumptions of its investment in its UMTS operations in Italy. There can be no assurance that a change of strategy or changes in the telecommunications industry will not require Telefónica Móviles to further adjust, or fully write down, the value of its investment in Italy in the future, which could adversely affect our business, financial condition or results of operation.

Accordingly, at December 31 2002, a net loss of €4,958.2 million was recorded in the Telefónica Group’s consolidated financial statements associated with the write-down of assets and the restructuring of operations in these four countries. For further information on the write-down of Telefónica Móviles’ assets in Germany, Austria, Switzerland and Italy, please see “Item 4—Information on the Company—Business Overview—Rest of Europe”.

The development of our business could be hindered if we fail to maintain satisfactory working relationships with our partners.

Some of our operations are conducted through joint ventures in which we own a significant, but less than controlling, ownership interest. For example, Brasilcel, which is jointly controlled by Telefónica Móviles and Portugal Telecom in Brazil, is conducted through a joint venture. In these operations, our company does not have absolute control over the operations of the venture.

In addition, in some cases where we own a majority of the venture, we may be subject to provisions in shareholders’ agreements restricting our control over the venture. The relevant corporate governance provisions vary from venture to venture, and often depend upon the size of our investment relative to that of the other investors, our experience as a telecommunications operator compared to that of the other investors and the preferences or requirements of foreign governments that local owners hold an interest in licensed telecommunications operators. As a result, we must generally obtain the cooperation of our partners in order to implement and expand upon our business strategies and to finance and manage our operations.

The risk of disagreement or deadlock is inherent in jointly controlled entities and there is the risk that decisions against our interests will be made and that we may not realize the benefits from our joint ventures, including economies of scale and opportunities to realize potential synergies and cost savings. Our joint venture partners may choose not to continue their partnerships.

The costs and difficulties of acquiring and integrating businesses could impede our future growth and adversely affect our competitiveness.

We may enter into acquisition transactions in order to, among other things, provide services in countries in which we do not currently have operations or enhance our product portfolio, as we have done in recent years. If we make any such acquisitions, those acquisitions (including those already completed) may expose us to certain risks, including the following:

•	the difficulty of assimilating the operations and personnel of the acquired entities;

•	the potential disruption to our ongoing business caused by senior management’s focus on the acquisition transactions;

•	our failure to incorporate successfully licensed or acquired technology into our network and product offerings;

•	the failure to maintain uniform standards, controls, procedures and policies; and

•	the impairment of relationships with employees as a result of changes in management and ownership.

We cannot assure you that we will be successful in overcoming these risks, and our failure to overcome these risks could have a negative effect on our business, financial condition and results of operations.

Loss of key personnel could weaken our business expertise and delay the completion of our network and our other business plans.

Our operations throughout the world are managed by a small number of key executive officers. The loss of our key executive officers could significantly impede our financial plans, product development, network completion, marketing and other objectives. In addition, competition for qualified personnel in the telecommunications industry is intense. We believe that the growth and future success of our business will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that we will be able to hire or retain necessary personnel.

We may be adversely affected by unanticipated network interruptions.

Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including network, hardware or software failures, that affect the quality of, or cause an interruption in, our service could result in customer dissatisfaction, reduced revenues and traffic, and costly repairs and could harm our reputation. Although we carry business interruption insurance, this policy may not be in amounts sufficient to compensate us for any losses we incur.

Risks Relating to Our Industry

We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability.

We face significant competition in all of the markets in which we operate. Governmental authorities in many of the countries in which we operate continue to grant new licenses and concessions to new market entrants, which will result in increased competition in those countries and markets. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed-line telephony operators.

In addition, regulatory policies of many of the countries in which we operate generally favor increased competition in most of the segments of our markets, especially in the fixed-line and wireless services industry, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors. These regulatory policies are likely to have the effect, over time, of reducing our market share in the markets in which we operate. For example, Spanish telecommunications regulators have attempted to promote competition in fixed-line telecommunications services through policies that favor other fixed-line telecommunications operators. Regulations introduced in recent years in Spain have allowed other operators to locate their equipment in or adjacent to our exchanges (i.e., local loop unbundling) and made it easier for our customers to route some or all of their calls over our competitors’ networks (i.e., carrier pre-selection). Additional regulatory changes resulting in increased competition could have a further adverse effect on our business, results of operations, financial condition and prospects.

In addition to this, because we hold leading market shares in many of the countries in which we operate, we could face regulatory actions by national or, in Europe, European Union antitrust or competition authorities if it is determined that we have prevented, restricted or distorted competition. These authorities could prohibit us from making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which if significant, could harm our financial performance and future growth.

As a result of these policies, we may lose market share in Spain and in other markets where we are the incumbent operator.

In addition, we are subject to the effects of actions by our competitors in the markets where we have operations. These competitors could:

•	offer lower prices, more attractive discount plans or better services and features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	bundle offerings of one type of service with others;

•	in the case of the wireless industry, subsidize handset procurement; or

•	expand and enhance more rapidly their networks.

Furthermore, some of our competitors in certain markets have, and some potential competitors may enjoy, competitive advantages, including the following:

•	greater name recognition;

•	greater financial, technical, marketing and other resources;

•	larger customer bases; and

•	well-established relationships with current and potential customers.

To compete effectively with our competitors, we will need to successfully market our services and anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by our competitors, pricing strategies adopted by our competitors, changes in consumer preferences and general economic, political and social conditions. If we are unable to compete effectively with our competitors, it could result in price reductions, lower revenues, under-utilization of our services, reduced operating margins and loss of market share.

We operate in a highly regulated industry and could become subject to more burdensome regulation, which could adversely affect our businesses.

As a multinational telecommunications company, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Furthermore, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by national, state, regional, local, and supranational authorities, such as the European Union. These authorities could adopt regulations or take other actions that could adversely affect us and our companies, including revocation of any of our licenses or concessions to offer services in a particular market, failure to renew a license or concession, modification of the terms of a license or concession or the granting of new licenses or concessions to competitors. Increased or significant changes in the regulation of the activities of our operating companies, including the regulation of rates that may be charged to customers for services, could have a material adverse effect on our company. New regulations could also increase the costs of regulatory compliance.

Most of our operating companies require licenses or concessions from the governmental authorities of the countries in which they operate. These licenses and concessions specify the types of services permitted to be offered by our operating companies. The continued existence and terms of our licenses and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. Many of these licenses and concessions are revocable for public interest reasons. The rules of some of the government regulatory authorities having jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our wireless licenses and concessions typically require that we satisfy certain obligations, including minimum specified quality, service and coverage conditions and capital investment. Failure to comply with obligations in a given license area could result in the imposition of fines, or revocation or forfeiture of the license for that area. In addition, the need to meet scheduled deadlines may cause our company to expend more resources than otherwise budgeted for a particular network build-out. We cannot assure you that our operating companies will be able to comply fully with the terms and conditions of their licenses and concessions.

Our business could be negatively impacted by the consequences of any of these factors and our financial condition and results of operations could be adversely affected as a result.

The industry in which we conduct our business is subject to rapid technological changes and such changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services and require investment in new technology. Our most significant competitors in the future may be new entrants to our markets who are not burdened by an installed base of older equipment. As a result, it may be very expensive for us to upgrade our products and technology in order to continue to compete effectively with new or existing competitors.

Our business depends on the upgrading of our existing networks.

We must continue to upgrade our existing wireless and fixed-line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we must:

•	upgrade the functionality of our networks to permit increased customization of services;

•	fill in coverage gaps and increase coverage in building some of our markets;

•	expand and maintain customer service, network management and administrative systems; and

•	upgrade older systems as new technologies become available.

Many of these tasks are not entirely under our control. If we fail to successfully execute them, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which would adversely affect our results of operations.

Failure to generate sufficient cash flows and higher capital expenditure requirements could make us more dependant on external financing. If we are unable to obtain financing, our business may be adversely affected.

The operation, expansion and upgrade of our networks, as well as the marketing and distribution of our services and products, require substantial financing. Moreover, our liquidity and capital resource requirements may further increase if we participate in other fixed-line or wireless license award processes or make acquisitions in other countries. We also have major capital resource requirements relating to, among other things, the following:

•	acquisition or construction of networks and of additional network capacity for existing networks;

•	development of new services and products;

•	development of distribution channels in new countries of operations; and

•	development and implementation of new technologies.

We may need to incur a significant amount of debt to support our capital resource requirements for the ongoing development and expansion of our business. However, spreads on debt issuances by telecommunications operators have risen considerably as a result of the increased risk associated with debt securities in the telecommunications sector. Our ability to raise capital is also related to our stock price and the liquidity of the equity markets. Adverse trends in these areas could prevent us from raising capital. If we are unable to borrow the amounts we need at affordable rates and we cannot raise equity, we may be unable to pursue our business plans. We cannot assure you that future conditions in the equity and financial markets will not adversely affect our ability to finance our operations.

Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis.

We depend upon a small number of major suppliers for essential products and services, mainly network infrastructure. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, our results of operations could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion, which in some cases could adversely affect our ability to satisfy license requirements. These equipment supply risks could be substantial in relation to the build-out of UMTS networks as multiple operators seek to construct networks in multiple countries at the same time.

The wireless industry may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including Telefónica Móviles, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. In Spain, for example, Telefónica Móviles is required by law to test and certify the emissions of its base stations in or close to populated areas. For the year ended 2002, such tests have confirmed lower emission levels than those required by regulations. If in the future Telefónica Móviles fails to comply fully with these standards, it could be subject to claims or regulatory actions.

Other Risks

We face risks associated with litigation.

We are party to lawsuits and other legal proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits (including any that may be asserted in the future) could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of current lawsuits, see “Item 8—Legal Proceedings”.

We will be obliged to adopt new accounting standards in 2005 that will impact our financial reporting.

We currently prepare our financial statements in accordance with Spanish GAAP, and prepare a reconciliation of certain items to U.S. GAAP as required by SEC regulation. In June 2002, the Council of Ministers of the European Union adopted new regulations requiring all listed EU companies, including us, to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in preparing their consolidated financial statements from January 1, 2005. Because IFRS emphasizes the measure of the fair value of certain assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based payments, business combinations, goodwill and intangible assets, employee benefits and financial instruments. Other impacts not related to fair value include the classification of balance sheet positions as debt or equity.

Because our financial statements prepared in accordance with IFRS would differ from our financial statements prepared in accordance with Spanish GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.

Forward-looking statements may not be realized.

All statements in this Annual Report that are not clearly historical in nature are forward-looking. Examples of forward-looking statements include:

•	statements concerning our operations and prospects;

•	the size of European and Latin American telecommunications markets;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	plans for entering into strategic relationships and joint ventures;

•	possible bids for additional licenses or concessions;

•	industry conditions;

•	funding needs and financing sources;

•	network completion and product development schedules;

•	strategy, plans and timing for the introduction or enhancement of our services and products;

•	expected characteristics of competing networks, products and services;

•	some of our Argentine subsidiaries’ ability to meet its debts as they come due and to continue as a going concern; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These forward-looking statements are uncertain, and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. Readers should carefully review the other risk factors set forth in this section and the information under “Item 4—Information on the Company”, “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk” for a discussion of factors which could result in any of these forward-looking statements proving to be inaccurate.

The market price for our shares and ADSs may be subject to significant volatility due to many different factors.

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including among others:

•	our actual or anticipated results of operations and financial condition;

•	investor perceptions of investments relating to Latin America and other less developed geographic regions in which we now operate or may conduct operations;

•	announcements by us or our competitors regarding strategic partnerships, changes in capital structure, new services or products or other important changes in activity;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	changes in analysts’ and investors’ preferences and expectations with respect to our industry;

•	the recruitment or departure of key employees;

•	developments affecting the regulation of our industry;

•	technological innovations relevant to our industry; and

•	general market conditions and other factors beyond our control.

Securities markets have periodically experienced significant price and volume fluctuations that have especially affected the market prices of ordinary shares and ADSs of telecommunications and other technology-related companies. These changes have often been unrelated to such companies’ financial performance. Broad market developments such as these may adversely affect the market price of our ordinary shares and ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Telefónica, S.A. is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

•	a diversified telecommunications group which provides a comprehensive range of services in Spain and Latin America through one of the world’s largest and most modern telecommunications networks;

•	the leading provider of fixed-line public voice telephone services, wireless communications services, Internet access services and data transmission services in Spain;

•	one of the largest telecommunications operators in Latin America, with operations principally in Brazil, Argentina, Chile, Peru, Mexico, El Salvador, Guatemala and Puerto Rico; and

•	a leading Spanish multinational corporation.

At December 31, 2002, we had approximately 42.3 million access lines in service, 41.4 million wireless subscribers and 1.11 million pay television subscribers, including approximately 775,000 pay television subscribers in Spain and 340,000 pay television subscribers in Peru. We had a total of approximately 84.7 million clients at December 31, 2002, more than half of which are in Latin America.

The following table reflects the development of our customer base since 2000.

	At December 31,
	2000	2001	2002
	(in thousands)
Access lines in service in Spain(1)	20,317.8	20,646.9	20,803.9
Access lines in service in other countries(2)	19,374.7	21,649.7	21,469.4

Total access lines in service	39,692.5	42,296.6	42,273.3
Wireless subscribers in Spain	13,669.1	16,793.4	18,412.1
Wireless subscribers in other countries(3)	9,545.1	13,001.4	22,963.4

Total wireless subscribers	23,214.2	29,794.8	41,375.5
Pay television subscribers in Spain	633.1	806.4	775.0
Pay television subscribers in Peru	349.4	341.7	340.0

Total pay television subscribers	982.5	1,148.1	1,115.0

(1)	Includes third-party private automatic branch exchange services that use Telefónica de España’s network access services.
(2)	Includes 100% of the access lines of our subsidiaries in Argentina, Brazil, Chile, El Salvador, Guatemala and Peru.
(3)	Includes 100% of the wireless subscribers of our subsidiaries in Argentina, Brazil, Chile, El Salvador, Germany, Guatemala, Mexico and Peru. Also includes 100% of the wireless subscribers of the wireless operations in Puerto Rico and Morocco (in 2000 only) in which we have minority interests but which we solely or jointly manage.

In January 2000, we announced a reorganization of our business along global business lines to enhance our strategic and competitive position globally and in each of these business lines. As part of this reorganization, our Board of Directors formed two new global business divisions, Telefónica Móviles and Telefónica Data. Some or parts of some of our then-existing lines of business were combined with other business lines in connection with the reorganization. As a result of this reorganization, our group is now organized according to six principal lines of business, each of which is headed by an operating subsidiary that is under our direct control. These six principal lines of business are:

•	fixed-line telecommunications services in Spain conducted through Telefónica de España;

•	worldwide wireless communications services conducted through Telefónica Móviles;

•	fixed-line telecommunications services in Latin America conducted through Telefónica Latinoamérica;

•	worldwide corporate data transmission conducted through Telefónica Data;

•	worldwide Internet-related services conducted through Terra Lycos; and

•	worldwide audiovisual content and media conducted through Admira.

In addition, we have several other lines of business, including:

•	publishing, development and sale of advertising in telephone directories conducted through Telefónica Publicidad e Información, S.A.;

•	operation of contact centers in Europe (Spain), Latin America, Northern Africa (Morocco) and Asia (Japan) conducted through Atento Holding Telecomunicaciónes, S.A.;

•	provision of broadband communications through submarine fiber optic cable conducted through Emergia, S.A.; and

•	provision of international data transmission services and international services through Telefónica International Wholesale Services (“TIWS”) (a subsidiary of Telefónica Data), into which we plan to integrate Emergia during 2003.

We may create new business lines in the future.

As part of the reorganization of our business along global business lines, during 2000 and 2001 we spun off or transferred the wireless operations, data operations and directory publishing businesses of certain of our integrated Latin American operators to our respective companies which head those lines of business. The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at March 31, 2003, including their jurisdictions of incorporation and our ownership interest.

TELEFÓNICA S.A.

- **Fixed-Line telecommunications services in Spain**
  - TELEFÓNICA DE ESPAÑA (Spain) 100%
    - Telefónica Telecomunicaciones Publicas (Spain) 100%
    - TELYCO (Spain) 100%
    - Telefónica Cable (Spain) 100%
    - Telefónica Soluciones Sectoriales (Spain) 100%
- **Worldwide wireless communications services**
  - TELEFÓNICA MÓVILES (Spain) 92.43%
    - Telefónica Móviles España (Spain) 92.43%
    - Brasilcel Brasil (Brazil) 46.21%
    - (Unifón) Telefónica Móviles Argentina (Argentina) 90.52%
    - Telefónica Móviles Perú (Peru) 90.55%
    - Telefónica Móviles Mexico (Mexico) 85.0%
    - Telefónica El Salvador (El Salvador) 83.46%
    - Telefónica Centroamérica Guatemala (Guatemala) 92.43%
- **Fixed-line telecommunications services in Latin America**
  - TELEFÓNICA INTERNACIONAL (Spain) 100%
    - Telefónica de Argentina (Argentina) 98.04%
    - Compañia de Telecommunicaciones de Chile (Chile) 43.64%
    - Telefónica del Perú (Peru) 97.15%
    - Telesp (Brasil)(1) (Brazil) 87.42%
- **Worldwide corporate data transmission**
  - TELEFÓNICA DATACORP (Spain) 100%
    - Telefónica Data España (Spain) 100%
    - Telefónica Data Colombia (Colombia) 99.99%
    - Telefónica Data Mexico (Mexico) 100%
    - Telefónica Data USA (USA) 100%
    - Telefónica Deutschland (Germany) 100%
    - Telefónica Data Brasil(2)** (Brazil) 93.98%
    - Telefónica Data Argentina (Argentina) 97.92%
    - Telefónica Empresas Perú (Peru) 97.07%
- **Worldwide Internet related services**
  - TERRA NETWORKS (Spain) 38.58%
    - Terra Lycos (Spain) 38.58%
    - Terra Networks España (Spain) 38.58%
    - Terra Networks Brasil (Brazil) 38.57%
    - Terra Networks Mexico (Mexico) 38.6%
    - Terra Networks USA (USA) 38.58%
    - Terra Networks Argentina (Argentina) 38.58%
    - Terra Networks Centroamérica (Guatemala) 38.57%
    - Terra Networks Perú (Peru) 38.57%
    - Terra Networks Chile (Chile) 38.57%
    - Terra Networks Venezuela (Venezuela) 38.58%
- **Worldwide audiovisual content and media**
  - TELEFONICA DE CONTENIDOS (Spain) 100%
    - Antena 3 TV (Spain) 47.52%
    - Atco (Argentina) 100%
    - DTS Distribuidora de Televisión Digital (Spain) 48.63%
    - Lola Films (Spain) 70%
    - Hispasat (Spain) 13.23%
    - Telefónica Servicios Audiovisuales (Spain) 100%
    - Telefónica Sport (Spain) 100%
    - Euroleague Marketing (Spain) 70%
    - Endemol* (Netherlands) 99.47%
- **Worldwide directory content and publishing**
  - TELEFÓNICA PUBLICIDAD E INFORMACIÓN (Spain) 59.9%
    - Telefónica Publicidad e Información España (Spain) 59.90%
    - Telefónica Publicidad e Información Brasil (Brazil) 79.6%
    - Publiguias Holding (Chile) 59.9%
    - Telefónica Publicidad e Información Perú (Peru) 59.90%
- **Worldwide contact centers**
  - ATENTO N.V. (The Netherlands) 100%
    - Atento Telecomunicaciones España (Spain) 100%
    - Atento Brasil (Brazil) 100%
    - Atento Chile (Chile) 83.08%
    - Atento Perú (Peru) 99.12%
    - Atento Maroc (Morocco) 100%
    - Atento Centroamérica (Guatemala) 100%
    - Atento Puerto Rico (Puerto Rico) 100%
    - Atento Pasona (Japan) 99.5%
    - Atento Colombia (Colombia) 99.98%
    - Atento Mexico (Mexico) 100%
    - Atento Venezuela (Venezuela) 100%
    - Atento Argentina (Argentina) 100%
- **Submarine cable**
  - EMERGIA HOLDING (The Netherlands) 100%

(1) 84.34% representing voting interest

(2) 92.94% representing voting interest

* Ownership in Endemol is held directly by Telefónica S.A.

** Ownership in Telefonica Data Brasil is held 59.68% by Telefonica DataCorp and 34.28% by Telefonica Internacional S.A.

In addition, we operate a corporate center. Our corporate center’s objectives are to:

•	coordinate the group’s activities;

•	allocate resources efficiently among the group;

•	provide managerial guidelines for the group;

•	manage the portfolio of businesses;

•	provide cohesion within the group; and

•	foster synergies among the group’s subsidiaries.

Our principal executive offices are located at Gran Vía, 28, 28013 Madrid, Spain and our telephone number is (34) 91-584-03-06.

B. BUSINESS OVERVIEW

Fixed-Line Telecommunications Services in Spain—Telefónica de España

Our fixed-line telecommunications services in Spain are managed by Telefónica de España. The principal services offered by Telefónica de España are:

•	fixed-line telecommunications services, including access lines and local and long-distance calling;

•	integrated services digital network, which provides high-speed transmission of voice, data and video through existing fixed-line infrastructure;

•	public telephone services from phone booths;

•	circuit leasing;

•	value-added services, including call waiting, call barring, call forwarding, fixed-line messaging system and conference calling;

•	private automatic branch exchange services for companies under the trade name Ibercom, which, through a telephone switch located on the customer’s premises, provides voice-grade circuits with advanced features for local premises, including features such as least-cost routing and call-detail recording;

•	leasing and sale of terminal equipment and exchanges;

•	interconnection services;

•	intelligent network services, including services such as caller identification, phone-messaging and call forwarding; and

•	Internet access services, including asymmetrical digital subscriber (“ADSL”) line services.

Historically, fixed-line telecommunications services in Spain have been our leading business in terms of total revenues. However, its relative contribution to total revenues has decreased in recent years, principally due to the adverse effects of competition, tariff reductions and discount plans in Spain and the rapid growth of our wireless operations in recent years. For a more detailed description of the contribution of our business lines to total revenues from operations, see “Item 5—Operating and Financial Review and Prospects”.

Telefónica de España is developing a multidimensional strategy in order to continue to compete effectively in the Spanish telecommunications market. This strategy involves:

•	developing a commercial strategy that:

•	creates customer loyalty through incentive programs;

•	increases revenues by introducing new and attractive services;

•	offers global solutions through integrated approaches contributed by our affiliates;

•	maintains income levels;

•	improves the efficiency of the network by increasing the volume of traffic, and

•	decreasing the unit cost of the network and achieving a higher level of asset turnover.

Operations

The following table shows the development of Telefónica de España’s domestic telecommunications network and growth in usage of that network since 2000:

	At December 31,
	2000	2001	2002
Equivalent lines in service in Spain(1) (thousands)(*)	20,365.8	21,022.8	20,803.9
Fixed telephone service, including payphones (thousands)	16,373.0	16,094.7	15,470.2
Ibercom(2) (thousands)	955.9	1,074.1	1,117.4
Integrated services digital network (thousands)	1,674.1	2,094.2	2,165.9
Growth in fixed telephone lines in service, including payphones	(0.7)%	(1.7)%	(3.9)%
Fixed-lines in service, including payphones, Ibercom and integrated services digital networks, per 100 inhabitants(3)	52.5	53.4	50.5
Fixed telephone lines, payphones, Ibercom and integrated services digital network lines in service per employee	493.2	505.4	511.7
Degree of digitalization	86.6%	86.8%	89.2%
Average days between application and installation	8.8	7.7	10.1
Average line usage (minutes per day)(4)	16.8	21.1	22.1
Growth in average line usage(4)	25.6%	25.6%	4.7%
Internet access users (thousands)	2,504.0	3,109.0	3,045.0
Growth of outgoing international traffic	30.7%	18.4%	(22.5)%
Growth of incoming international traffic	9.4%	24.4%	(5.1)%
Fixed telephone lines installed and billed (thousands)	17,101.7	17,238.1	16,347.3
Coaxial cable (km)	4,787.0	4,756.0	4,692.0
Fiber-optic cable (km)	54,920.0	58,156.0	60,932.0
Copper cable in domestic long-distance lines (km)	57,259.0	57,095.0	56,753.0
Subscriber networks (thousand km-par)(5)	67,554.0	68,563.0	69,148.0

(*)	A change in the calculation of equivalent lines in service was introduced at the beginning of 2003. This new criterion introduces a different treatment of ISDN Primary Accesses and 2/6 Accesses for PBX and Ibercom. These will be restated by accounting the number of channels per access (30), instead of the extensions making use of them, as was used before. This change will bring about a better calculation of the number of equivalent lines, as it will serve as a lever for understanding both the trends of revenue and minutes over time and evolution of activity for maintenance of lines in service. This change does not imply any modification to financial data of the Company. The figures shown above have not been restated in accordance with the new criteria.
(1)	Does not include third-party private automatic branch exchange services that use Telefónica de España’s network access services.
(2)	Ibercom is the trade name for Telefónica de España’s private automatic branch exchange service. The number of Ibercom lines is presented on the basis of extensions.
(3)	Includes third-party private automatic branch exchange services that use Telefónica de España’s network access services.
(4)	Includes interconnection with wireless networks.
(5)	The transmission cables in the subscriber networks contain a variable number of conducting filaments, which are insulated from each other and grouped in pairs. Each such pair is called a “par”.

In 2002, line usage continued to increase, although at a slower pace, while revenues from line usage decreased as a percentage of total revenues from operations. For a description of the composition of Telefónica de España’s revenues from operations by category, please see “—The Tariff Structure and Pricing for Principal Services”. The number of minutes consumed increased 3.8% to 144,204 million in 2002 from 138,580 million in 2001, which in turn represented a 30.2% increase from 2000. The increase in line usage in 2002 was mainly due to an 8.9% increase in the average duration per call to 3.9 minutes offset by a 4.7% decrease in the number of calls to 37,408 million. Increases in provincial calls to and from wireless telephones and traffic with other fixed-line operators were the most significant factors contributing to these increases, more than offsetting the 8.1% decrease in metropolitan calls to 34,434 million minutes in 2002 from 37,470 million minutes in 2001. During 2002, calls to wireless telephones increased 4.7% to 5,728 million minutes in 2002 from 5,470 million minutes in 2001, calls from wireless telephones increased 4.3% to 5,236 million minutes in 2002 from 5,020 million minutes in 2001, calls for Internet access decreased 1.0% to 35,161 million minutes in 2002 from 35,499 million minutes in 2001, provincial calls increased 15.9% to 8,854 million minutes in 2002 from 7,640 million minutes in 2001 and traffic with other fixed-line operators increased 27.3% to 38,174 million minutes in 2002 from 29,995 million minutes in 2001.

In 2001, the number of minutes consumed increased 30.2% to 138,580 million from 106,400 million in 2000, which in turn represented a 28.9% increase from 1999. The increase in line usage in 2001 was mainly due to a 5.6% increase in the number of calls to 39,169 million and a 21.5% increase in the average duration per call to 3.54 minutes. Increases in Internet access traffic, provincial and interprovincial calls and traffic with other fixed-line operators were the most significant factors contributing to these increases, more than offsetting the 5.0% decrease in metropolitan calls to 37,470 million minutes in 2001 from 39,440 million minutes in 2000. Calls for Internet access increased 47.8% to 35,499 million minutes in 2001 from 24,020 million minutes in 2000, provincial calls increased 26.5% to 7,640 million minutes in 2001 from 6,040 million minutes in 2000, interprovincial calls increased 0.4% to 7,996 million minutes in 2001 from 7,964 million minutes in 2000 and traffic with other fixed-line operators increased 134.8% to 29,995 million minutes in 2001 from 12,775 million minutes in 2000.

Services such as voice mail are also an important factor in increasing line usage. At December 31, 2002, almost all of Telefónica de España’s lines in service were capable of using network-based voice mail, and more than 11.1 million customers took advantage of this service during 2002 compared to 10 million customers in 2001. At December 31, 2002, 5.3 million customers had caller-ID service.

In August 2002, we launched our fixed-line messaging system. This service allows customers to send text messages from their fixed-line telephones. At December 31, 2002, 444,136 messages had been sent from fixed-line telephones.

Despite the growth in Telefónica de España’s domestic telecommunications network in recent years, the level of penetration of fixed telephone service in Spain of approximately 50.5 access lines in service per 100 inhabitants at December 31, 2002 remains relatively low compared to other Western European countries.

We introduced ADSL service in August 2001. We had 606,417 individual subscribers at December 31, 2002, and a total of 957,204 ADSL lines including wholesale and retail customers.

International Traffic

Currently, 99.9% of all international traffic originating in Spain is dialed direct. Total revenues from international incoming and outgoing calls decreased by 27.8% in 2002 compared to a 13.2% increase in 2001. The decrease in 2002 was principally a result of a 12.8% decrease in the number of minutes of international traffic and the application of tariff reductions and discount plans in 2002.

Revenues from outgoing calls are usually derived from tariffs paid by customers in Spain, net of our payments to foreign carriers for the portion of the calls carried over such operators’ networks. Revenues from incoming calls are derived from payments made by foreign carriers. Payment rates and currencies are agreed upon bilaterally under the general auspices of the International Telecommunications Union. Due to Spain’s geographic location between the United States and the Middle East and between Northern Europe and Africa, we also derive revenues from the use of our network to retransmit voice and data traffic and television signals between such regions.

Digitalization

At December 31, 2002, 89.2% of Telefónica de España’s urban lines were digital. In addition, Telefónica de España has completed the upgrading of its telephone exchanges. As a result, Telefónica de España is able to provide basic digital services, such as itemized billing, to 100% of its customers. The high degree of digitalization of Telefónica de España’s network also enables it to provide a broad range of digital services to satisfy customer demands. Telefónica de España’s international switching exchanges and domestic and international transmission links are 100% digitalized.

Broadband Telecommunications

Throughout 2002, Telefónica de España continued to make progress in the Internet and broadband business. As a result of the dedicated commitment to ADSL technology, accesses in Spain through Telefónica de España exceeded 957,000. Despite this increase in broadband, narrowband Internet traffic volume remained virtually unchanged (-1%) and, as such, we strengthened our leadership position in ISP Internet and broadband.

Throughout the year, a series of new value-added services was launched on ADSL technology, both in the business segment (ADSL Solution “Intranet”, “Web” (March), ADSL Solution “e-Business” and ADSL Solution “net-LAN”) and the residential segment (video conference and Internet games).

Regulation

Overview

Below is a description of the current Spanish telecommunications regulatory framework. This description should be considered in light of certain developments currently underway in the regulatory and competitive environment that will have a material impact on Telefónica de España’s business and operations in future years.

The State Contract

Since 1991, we have provided telecommunications services under a state contract entered into with the Spanish government in that year, in accordance with the Telecommunications Regulation Law of 1987. The state contract was approved by the Spanish government on November 21, 1991 and published in the Official Gazette on January 23, 1992. As of the date of this Annual Report, the state contract remains in effect solely with respect to fixed-line telecommunications services.

The state contract requires us to:

•	pay taxes as required by general tax regulations;

•	adopt whatever measures are necessary to guarantee privacy in communications;

•	prepare plans to establish technical conditions, investments and goals for improvement of services and network upgrades and to present such plans to the Ministry of Science and Technology;

•	present information to the Secretary of State for Telecommunications and Information Society regarding internal procedures, an annual audit by independent accountants and financial statements that segregate our industrial activities from our investments in other companies and segregate services provided on a monopoly basis from services open to competition; and

•	pay certain royalties.

On August 27, 1998, we requested the Spanish government to transform our concession into a Type B1 license to provide fixed-line telecommunications services through the operation of a fixed telephone network. As of the date of this Annual Report, the Spanish government has not granted our request, and we continue to provide fixed-line telecommunications services under the state contract.

European Union Regulations

Since 1995, the European Union has adopted a number of directives that regulate the provision of telecommunications services in European Union member states, including:

•	regulations designed to ensure the full liberalization of the telecommunications sector;

•	regulations which impose standard conditions throughout member states for granting individual licenses and general authorizations;

•	regulations regarding access and interconnection between competing operators;

•	regulations dealing with the universal service obligation;

•	regulations requiring member states to allocate wireless radio based services according to the DCS-1800 standard and the UMTS standard;

•	regulations relating to telecommunications data protection and privacy regulations; and

•	regulations for unbundled access to the local loop.

The General Law on Telecommunications and other applicable Spanish laws were designed to implement all applicable European Union directives with respect to the provision of telecommunications services. With the aim of consolidating the harmonized framework achieved amongst its Member States for regulation of free competition in telecommunications, in March 2002 the European Union approved a new regulatory framework for electronic communications. These new directives for the provision of telecommunications services in European member states include provisions related to:

•	universal service and users’ rights relating to electronic communications networks and services (the Universal Service Directive);

•	access to, and interconnection of, electronic communications networks and associated facilities (the Access Directive);

•	authorization of electronic communications networks and services (the Authorization Directive);

•	the processing of personal data and the protection of privacy in the electronic communications sector (the Directive on Privacy and Electronic Communications); and

•	guidelines on market analysis and the assessment of significant market power under the European Community regulatory framework for electronic communications networks and services.

All European Union member states, including Spain, are obliged to transpose the related directives into their respective national laws prior to July 25, 2003. Consequently, the Spanish Parliament is currently considering a General Telecommunications Bill as a vehicle for such transposition. The proposed law is intended to push ahead the liberalization of the provision of services and installation and operation of electronic communications networks. A fundamental principle of the law is the need to avoid ex ante control by regulators, with the consequent elimination of current rules on authorizations and licenses, which are to be replaced by ex post control via mechanisms for market identification and analysis to determine whether effective competition exists. In the absence of real competition, a series of obligations would be imposed on operators with significant weight in the market. In this new regulatory environment, market regulators would play an important role.

Regulatory Entities in Spain

The provision of telecommunications services in Spain is regulated and overseen by the Spanish government through the Secretary of State for Telecommunications and Information Society, a unit of the Ministry of Science and Technology. The Ministry of Science and Technology has various powers, including in certain cases the authority to grant licenses or authorizations, if applicable, for telecommunications services and to impose sanctions for certain infringements of the General Law on Telecommunications. An additional independent oversight body, the Telecommunications Market Commission, was created in 1996. The Telecommunications Market Commission supervises the activities of telecommunications operators and has the authority to grant licenses for telecommunications services and to arbitrate any conflicts that may arise between operators, subject to the consent of the interested parties. The Telecommunications Market Commission is also responsible for safeguarding free competition in the telecommunications market, particularly with regard to a plurality of service offerings, access to networks and network interconnection. With regard to interconnection, the Telecommunications Market Commission may make a binding decision in respect of any conflict between operators and may fix tariffs (other than for regulated services), such as interconnection charges, in the event of disputes.

The Telecommunications Market Commission has advisory and arbitration responsibilities with respect to tariffs for end user services. It issues reports on all proposed tariffs and the regulation of prices for telecommunications services. It also issues reports on proposed tariffs for exclusive services or services for which a dominant operator exists.

The General Law on Telecommunications

The General Law on Telecommunications culminated the liberalization process initiated in 1987 with the enactment of the Telecommunications Regulation Law and established a regulatory framework for telecommunications services in accordance with applicable European Union directives. The General Law on Telecommunications provides for free competition with respect to all telecommunications services and with respect to the construction and operation of telecommunications networks, subject to individual licensing or general authorization requirements.

Within this regulatory framework, the basic telephone service provided by the group headed by Telefónica de España has been strongly conditioned by this company’s status as a dominant operator both in the fixed-line telephony market and in the circuit leasing market. During several years, including 2002, Telefónica de España has been declared a dominant operator in these markets after having obtained, in the preceding year, a market share of more than 25%. This means that Telefónica de España is subject to certain obligations regarding interconnection and access to public networks, provision of universal service and other public service obligations.

Tariffs. Under the general principles of the General Law on Telecommunications, operators are free to fix tariffs. Nevertheless, the Spanish government’s Delegate Commission for Economic Affairs has the authority, subject to the issuance of a report by the Telecommunications Market Commission, to establish fixed, maximum or minimum tariffs, or to determine the criteria by which to establish tariffs and the mechanism for their control. In doing so, the government’s Delegate Commission for Economic Affairs must take into account:

•	the effective cost of the applicable service; and

•	the degree of competition in the market for the applicable service.

The Spanish Parliament is currently reviewing a bill under which the regulatory bodies would be authorized to intervene in the fixing of tariffs.

The General Law on Telecommunications recognized the existence of an imbalance in the tariffs charged for fixed-line telephone services as of the date of its enactment and the need to rebalance such tariffs. The General Law on Telecommunications further recognized the possibility of compensating the dominant operator (Telefónica de España) for the access deficit which may result from the existing rate imbalance. Because the access deficit problem had not been resolved, on December 1, 1998, the date the market was fully liberalized, we filed a complaint against the Spanish government with the European Commission alleging that the Spanish government failed to comply with European Union directives that require rates to be rebalanced prior to the liberalization of a telecommunications market. In November 1999, we also filed a complaint against the Spanish government with the Ministers’ Council seeking compensation for the imbalance in tariffs. The Ministers’ Council denied our claim on March 7, 2003.

On January 29, 2001, the European Commission issued an opinion addressed to the Kingdom of Spain in which it concluded that the Spanish government failed to comply with the relevant European Union directives because the Spanish government did not allow Telefónica de España to raise tariffs sufficiently to cover its costs. In June 2001, the Delegate Commission for Economic Affairs of the Spanish government approved rate rebalancing measures. See “—The Tariff Structure and Pricing for Principal Services”. The Spanish government informed the European

Commission of these measures, which were adopted in order to comply with the European Union directives related to the access deficit and with the above-mentioned opinion of the European Commission. Nonetheless, the European Commission initiated a formal sanction proceeding against the Kingdom of Spain before the European Court of Justice based on the Kingdom of Spain’s failure to comply with its obligations under the relevant European Union directives.

Interconnection. The General Law on Telecommunications requires owners of public telecommunications networks to allow competitors to interconnect with their networks and services at non-discriminatory rates and under non-discriminatory conditions. The General Law on Telecommunications provides that the conditions for interconnection are to be freely agreed among the parties while the government has the authority to establish the minimum conditions for interconnection agreements, which must be included in all interconnection agreements. On July 24, 1998, the government issued a Royal Decree elaborating the regulations relating to interconnection. Where the parties are unable to reach an agreement, the Telecommunications Market Commission may impose the obligation to interconnect upon the conditions it dictates. Similarly, the Telecommunications Market Commission may release certain network owners, temporarily and on a case-by-case basis, from the obligation to interconnect where there are technical or commercial alternatives to such interconnection.

Although under the General Law on Telecommunications interconnection prices may be freely negotiated, prices charged by Telefónica de España, as the dominant operator, are determined by an Interconnection Offer Framework approved by the government. In 1998, we proposed an initial Interconnection Offer Framework, which was subsequently modified and approved by the Ministry of Science and Technology. Under our proposal and in accordance with the principles set forth in the Interconnection Offer Framework, interconnection prices charged to Telefónica de España’s competitors would be consistent with Telefónica de España’s actual costs. However, the Ministerial Order dated October 29, 1998, which approved the Interconnection Offer Framework, and its subsequent modifications provide for interconnection prices that are below Telefónica de España’s actual costs. Because Telefónica de España continues to provide interconnection services to its competitors at prices below its costs, Telefónica de España’s ability to compete is effectively limited which has contributed to its decline in market share for certain services, such as domestic long-distance and international long-distance, since 1999. Consequently, Telefónica de España filed an appeal with the Sala de lo Contencioso Administrativo de la Audencia Nacional Sección VII against the Interconnection Offer Framework.

In August 2001, the Telecommunications Market Commission approved modifications to the Interconnection Offer Framework, which include among other things, new interconnection prices that are between 20% and 30% below previously existing interconnection prices. Consequently, on September 11, 2001, Telefónica de España filed a petition with the Telecommunications Market Commission against the new interconnection prices, claiming that they are below Telefónica de España’s actual costs, as measured in accordance with accounting criteria approved by the Telecommunications Market Commission. On November 2, 2001, the Telecommunications Market Commission dismissed Telefónica de España’s petition, except with respect to interconnection rates in connection with Internet access. As a result, Telefónica de España is seeking relief through administrative litigation. See “—The Tariff Structure and Pricing for Principal Services—Interconnection Prices”.

The modifications to the Interconnection Offer Framework approved in August 2001 provide for interconnection based on capacity as well as time. In early 2002, the Telecommunications Market Commission introduced further modifications to the Interconnection Offer Framework with respect to intelligent network services and the establishment of prices for the interconnection of circuits, which were reduced by approximately 25%.

Service Standards. Quality of service standards are governed by the State Contract of 1991, the General Law on Telecommunications, the Ministerial Order dated October 14, 1999 on Quality and the Ministerial Order dated December 21, 2001 on Universal Service. This regulatory framework establishes quality of service standards for a range of telecommunications services, including fixed-line telephony, mobile telephony and Internet access services.

Public Service Obligation. The General Law on Telecommunications provides that the owners of public telecommunications networks, as well as operators rendering telecommunications services on the basis of an individual license, are subject to certain public service obligations. In addition, some of these obligations may be imposed on operators whose services require a general authorization.

The public service obligations include:

•	the universal service obligation, which is elaborated in the Royal Decree of July 31, 1998;

•	the compulsory services obligation; and

•	other public service obligations.

The universal service obligation consists of the obligation to provide basic telephony to all end users within Spain, free telephone directory services, sufficient public pay phones throughout Spain and access to telephony services for disabled people. These services must be provided by the dominant operator in each territory, or in certain cases, by another operator, pursuant to regulations yet to be issued. As of the date of this Annual Report, we are the dominant operator in each territory and, according to the General Law on Telecommunications, we will be considered to be the dominant operator until at least 2005. If meeting the universal service obligation in a particular territory is loss-producing, all operators in that territory could be obligated to contribute to meeting this obligation through the National Fund for Universal Service.

To finance the universal service, the General Law on Telecommunications stipulates that the Spanish Telecommunications Market Commission will determine whether the universal service obligation implies a competitive disadvantage for the carriers providing that service. On July 19, 2001, the Spanish Telecommunications Market Commission Resolution decided that we would not be compensated for the net cost of the universal service provided by Telefónica de España SAU during 1998 and 1999. On January 31, 2002, the Spanish Telecommunications Market Commission acknowledged the net cost of the universal service incurred by Telefónica de España S.A.U. during 2000, but decided that the shared financing mechanisms provided for in the General Law on Telecommunications would not apply because no appreciable impairment was detected in its capacity to compete. These two resolutions have been appealed to the competent authority.

The compulsory services obligation enables the government to appoint a telecommunications operator to provide certain essential telecommunications services, such as emergency call services and telex, telegraphic and maritime communications. We were designated as the provider of maritime communications services through April 2003. In the future, providers of maritime communication services will be designated pursuant to a bidding contest. The Spanish government may establish further public service obligations to the extent that the government determines that such services are not adequately provided, are in the public interest or are necessary for national defense.

In December 2001, the Spanish government adopted a ministerial order that governs certain aspects of the universal service obligation, including among others:

•	maximum time periods for the provision of initial interconnection to telecommunications networks;

•	requirements with respect to the guarantee of continuing fixed-line telephone service to the public;

•	criteria with respect to the information included in public telephone directories; and

•	standards and systems for measuring the quality of services.

On July 11, 2002, the General Law on Telecommunications was modified by Law 34, the Law on Information Services to Society and Electronic Commerce. The new Law 34:

•	modified Article 37 of Law 11/98 to include internet access as part of the universal service obligation; and

•	included a new twelfth transitory provision to the General Law on Telecommunications, which establishes criteria for upgrading the access network to the fixed-line telephony network, in order to facilitate Internet access for members of the Rural Telephony Cellular Access, or TRAC.

Ownership Limitations. Pursuant to the General Law on Telecommunications, direct or indirect investments in us and Telefónica Móviles by foreign persons may not exceed 25% of our or its respective share capital unless otherwise provided for by applicable international treaties or agreements, including the Fourth Protocol of the General Agreement on Trade in Services (GATS), or authorized by the Spanish government. Pursuant to European Union directives, citizens of other European Union member states, including entities domiciled in such countries, are not considered foreign persons for the purposes of this provision. However, under Spanish law any foreign investment by non-European Union governments and state-owned and state-controlled entities (regardless of the amount of such investment) requires the Council of Ministers’ prior approval unless otherwise provided for in the applicable treaties. However, if the non-European Union Government is a party to the Telecoms Annex to GATS, specific authorization will not be required, so long as direct or indirect control of 25% or more of the entities’ assets or share capital is owned by persons or entities domiciled in countries party to the Telecoms Annex to GATS. See “Item 10—Additional Information—Exchange Controls—Exchange Controls and Other Limitations Affecting Security Holders”. For purposes of computing the 25% threshold, only holdings of capital stock in excess of 5% and holdings that would entitle the foreign investor to designate a member of our or Telefónica Móviles’ Board of Directors are taken into account. The 25% threshold does not apply to our subsidiaries generally. However, certain of our subsidiaries may be subject independently to similar constraints. For example, pursuant to the Private Television Law, no person may, directly or indirectly, have interests in two companies having a commercial television concession. Foreign persons who are not residents or citizens of a European Union member state may hold an interest in a commercial television licensee only if the member state in which such person resides, or of which such person is a citizen, permits residents and citizens of Spain to hold similar interests in such state’s commercial television licensees.

Cable Telecommunications

Law 42/1995, the Cable Telecommunications Law, formerly governed the exchange of video, audio broadband, and other telecommunications over the cable telecommunications network. The Cable Telecommunications Law has been repealed by the General Law on Telecommunications, except for those provisions dealing with cable television, which remain in effect. As part of the repeal of the Cable Telecommunications Law, the licenses pursuant to which telecommunications services via cable were previously provided have been amended to authorize the provision of telecommunications services via cable under the General Law on Telecommunications. On January 31, 2002, the Secretary of State for Telecommunications and Information Society approved a resolution which transformed Telefónica Cable’s concessions into a Type B1 license for the provision of fixed-line telecommunications services, a Type C authorization for the transmission of data, a provisional authorization for the offering of video-on-demand services and a concession for the provision of broadcast services.

Competition

The following describes our current main competitors in the principal market segments in which the Telefónica de España Group operates.

•	In the public fixed-line telephone services sector, the entrance of new competitors was initiated in June of 1997 with the concession to Retevisión of a licence to provide public fixed-line telephone services in the national territory. Retevisión began operations in January of 1998.

In May 1998, the consortium Lince, comprised of France Telecom and Editel, S.A., a consortium which includes Multitel Cable, S.A. and Ferrovial Telecommunicaciones, received the third license for the provision of fixed-line telephone services in Spain. Lince commenced operations in December 1998 under the trade name Uni2.

Since that date, the supply of fixed-line telephone services to the public has been open to all possible competitors, subject to basic licensing requirements as provided for in the General Law on Telecommunications, as well as the obtention of the legal authorization for installment of such services.

•	During 2002, as part of the reorganization process undertaken by the Auna Group, the second telecommunications provider of the country, Retevisión, merged with Aunacable (a cable operator for the Auna Group). The new name of this fixed-line telephone company in Spain is Auna Telecommunicaciones S.A. The main partners of the Auna Group are Endesa (29.88%), Santander Central Hispano (23.49%), Unión Fenosa (18.7%) and ING (10.27%), together with several savings banks.

•	In July 2001, France Telecom reached an agreement with the rest of the Lince consortium partners to acquire the Lince group. As a result, it now owns 100% of the company Uni2, which together with Al-Pi Telecommunicaciones (a 75% subsidiary of Uni2 that serves corporate clients and professionals in Catalonia) comprises the Uni2 group.

•	Jazztel, a company created in July 1998 had a shareholding structure at December 2, 2002 comprised of Spectrum Equity (22%), funds managed by Espírito Santo Bank (8%), ING (3%), Martín Varsavsky (2%), stock exchange (10%) and other bond owners (55%).

The Ministerial Order dated September 22, 1998 sets forth the rules applicable to individual licensees for telecommunications services and networks in addition to the terms and conditions applicable to such licensees. The Ministerial Order provides for two different types of licenses for the provision of fixed-line public voice telephone services:

•	Type B license: This license authorizes the provision of fixed-line telephone service through the establishment or operation of a fixed public telephone network by the licensee. This type of license also permits the licensee to lease its circuits to third parties. Two different categories of Type B licenses are contemplated:

•	a Type B1 license for fixed-line public voice telephone services through the establishment or operation of a fixed telephone network; and

•	a public Type B2 license for the provision of such services through the establishment or operation of a wireless network.

•	Type A license: This license authorizes the provision of fixed-line public voice telephone service through the use of third-party switching and transmission equipment without the corresponding obligation or right to establish and operate a network as in the case of a Type B license. The Ministerial Order CTE/601/2002 dated March 14, 2002, which modified certain provisions of the Ministerial Order dated September 22, 1998 relating to licenses, introduced a new type of license for the provision of mobile telephony to the public (a “virtual mobile operator”), as a result of which there are now two categories of Type A licenses:

•	a Type A1 license for the provision of fixed-line public telephone voice services; and

•	a Type A2 license for the provision of public mobile telephone services.

In addition, a third type of license, a Type C license, authorizes the establishment or operation of public networks, but the holder of such license may not provide fixed-line telephone services to the public. Type C licensees will compete with Telefónica de España in providing network access to Type A and B licensees.

At June 1, 2003, the following licenses had been granted:

•	69 Type A licenses

•	17 Type B1 national licenses

•	58 Type B1 restricted licenses

•	7 Type B2 licenses

•	229 Type C licenses

The government has also granted 75 licenses to cable operators formerly operating under concessions. Each of these operators received Type B1 licenses.

Telefónica de España is currently the only significant provider of comprehensive local service. This is expected to change gradually as cable operators develop their networks. In addition, in March 2000, the government issued six new licenses (in addition to those previously awarded to Retevisión and Lince) for the provision of local multipoint distribution services (LMDS), and the new licensees have begun to deploy their networks. The new licensees are expected to compete with Telefónica de España in the local access market.

Pursuant to a Royal Decree adopted in December 2000, Telefónica de España is required to implement local loop unbundling, line sharing and sub loop unbundling. Local loop unbundling enables other telecommunications operators to provide telecommunications services, including DSL-type services, to end customers using Telefónica de España’s existing local loop (i.e., the connections between the customers’ premises and the exchange) to connect with their customers. Other operators may install their own equipment either in Telefónica de España’s exchanges or in nearby buildings to provide service. Telefónica de España has offered local loop unbundling since January 2001. Line sharing similarly enables other telecommunications operators to provide telecommunications services using a high frequency portion of Telefónica de España’s copper loop on an unbundled basis. For that reason, shared access to the local loop enables a consumer to retain Telefónica de España for voice services and use a competing operator for high speed data services.

The resolution of December 28, 2000 published the first offer for access to the local loop. It was later modified by the Resolution of April 29, 2002. Access tariffs are approved by the Telecommunications Market Commission. The monthly tariff for direct access to the local loop is €12.60, the monthly tariff for shared access is €4.80 and the monthly tariff for indirect access is between €22 and €90, depending on the speed of the connection.

As of the date of this Annual Report, there has been limited demand for direct and shared access to Telefónica de España’s local loop. The greatest demand has been for indirect access to the local loop for the provision of data transmission services, particularly Internet access. In March 2002, there were more than 1,000,000 indirect access connections.

Competition in domestic and international long-distance services, particularly in the residential segment, is based on access through interconnection with Telefónica de España. Since 2001, Telefónica de España’s customers have been able to select alternative providers of domestic and international long-distance services without having to dial a designated code prior to making each call. Preselection allows customers to choose their preferred local, long-distance, international long-distance and fixed-to-mobile carriers. As of December 31, 2002, preselected lines amounted to 1,778,072, of which 81.4% (or 1,447,097 lines) were globally preassigned and also carry local traffic. The increase in preselected lines compared to 2001 was due to increased competition.

Telefónica de España also faces indirect competition in international long-distance services from a number of sources, including calling cards, call-back services and call rerouting by other international operators. In addition, Telefónica de España competes with a number of international operators for the provision of closed user group communications services to multinational and large corporate customers and with a number of providers of data transmission services.

In the future, competition in the market for fixed-line public voice telephone services in Spain is likely to be based on such distinct factors as:

•	the financial strength and operating capacity of competitors;

•	market conditions and applicable Spanish and European Union regulations with respect to telecommunications services and basic telecommunications infrastructure;

•	regulations in effect with respect to tariff structures and interconnection rates; and

•	the effectiveness of our efforts to withstand increased competition, as described below.

Because our capacity to compete will be affected by factors such as these which are not fully within our control, we cannot predict the degree of any resulting adverse effect on our business and results of operations.

Telefónica de España aims to strengthen its ability to compete in fixed-line telecommunications services by:

•	improving its customer service;

•	expanding its catalog of products and services and improving the quality of its services;

•	modernizing its network infrastructure and management systems;

•	streamlining its investments; and

•	containing costs, particularly personnel expenses, which have been reduced significantly during the past several years through workforce reductions.

The Tariff Structure and Pricing for Principal Services

Tariff Sructure

The General Law on Telecommunications established in principle the freedom of telecommunications operators to set tariffs. However, it also provided that the Delegate Commission for Economic Affairs, at the proposal of the Ministry of Development and after a hearing of the Telecommunications Market Commission, could establish fixed tariffs, maximum or minimum tariffs, or the criteria by which tariffs are established, taking into account the actual costs of rendering the services and the degree of competition in the market for the relevant services.

The General Law on Telecommunications also recognized the existence of an imbalance in the rates in effect as of the date of its publication and the need to rebalance the rates, as well as the possibility of compensating the dominant operator (i.e., Telefónica de España) for the access deficit which might result from the existing rate imbalance. In view of the rate imbalance, the Ministry has been periodically updating prices for basic telephone service to offset the existing rate imbalance.

The Ministerial Order of July 31, 2000 established new tariffs for fixed-line telephone services, fixed-to-mobile calls and leased lines, featuring limits on annual price increases for these services during 2001 and 2002. The period during which these “price caps” are to apply was extended through 2003 by the Ministerial Order of May 10, 2001.

In addition, in May 2001, the following measures adopted by the Delegate Commission for Economic Affairs of the Spanish government at its meeting in April 2001 became effective. Among other things, the Delegate Commission for Economic Affairs approved the following rate rebalancing measures:

•	aggregate tariff reductions of 14.3% through 2003, due to the reductions imposed by the IPC-Y formula for “price caps” which required a 7% decrease in 2001, a 6% decrease in 2002 and a 2% decrease in 2003;

•	an increase in the monthly subscription rate to €12.62 in 2003; and

•	the elimination of mandatory reductions for fixed-to-mobile tariffs in 2003.

Additionally, the Delegate Commission for Economic Affairs of the Spanish government approved:

•	the establishment of a two-month period for the review and approval of discount plans relating to Internet connection, service packages, subscription fees, metropolitan service and discounts of more than 25% for interprovincial and international long-distance services and the approval of new services;

•	the reduction in the time period for the communication of prices to 10 days from 15 days and the “price cap” to 25 days from 30 days;

•	the introduction of more flexibility in the approval of discount plans relating to provincial, interprovincial and international long-distance services, including the reduction of the approval period to 25 days if the discounts are less than 15%; and

•	the postponement to January 1, 2002 of the change in billing for public pay telephones to seconds from minutes.

Pricing for Principal Services

In 2001, the first year in which the “price cap” mechanism was applied, prices for Telefónica de España’s services were significantly reduced. For example, the price per minute for:

•	provincial and interprovincial calls each decreased by an aggregate of 30.0%; and

•	international long-distance calls decreased by an aggregate of 19.9%.

In addition, the price per minute for fixed-to-mobile calls terminating in Telefónica Móviles’ networks decreased by an aggregate of approximately 13%.

In 2002, the “price cap” mechanism continued to be applied and prices for Telefónica de España’s services were again significantly reduced. The price per minute for:

•	provincial calls decreased by 20.5%;

•	interprovincial calls decreased by 27.6%; and

•	international long distance calls decreased by an aggregate of 19%.

In addition, the price per minute for fixed-to-mobile calls terminating in Telefónica Móviles’ and Vodafone’s networks decreased by an aggregate of 17.3% and by 9.7% for calls terminating at Amena’s network.

The following tables show the tariffs in effect for Telefónica de España’s principal services at year-end 2002 and for the other periods indicated. The prices at year-end 2002 are the nominal prices set by Telefónica de España in accordance with the “price cap” mechanism. Telefónica de España may apply discounts to these prices through calling plans which have been approved by the regulatory authorities.

The following table sets forth fees (excluding value-added taxes) for access to Telefónica de España’s most common services at the dates indicated.

	At December 31,
Rate Category	2000	2001	2002
	(euro)
Connection fee:
Individual telephone line and integrated service digital network link	127.72	95.00	59.50
Primary access	3,606.07	3,606.07	3,606.01
Basic access	168.28	168.28	168.28
Monthly subscription fee:
Individual telephone line	9.27	10.47	11.68
Integrated service digital network:
Primary access	342.58	342.58	342.58
Basic access	22.84	22.84	22.84
4 Km 64KB/s digital circuit	263.06	255.31	236.24

On January 1, 2003, the monthly subscription fee for individual telephone lines increased approximately 8.1% to €12.62 in accordance with the “price cap” mechanism.

The table below sets forth Telefónica de España’s pricing structure at December 31, 2002 for local and domestic long-distance calls.

			Euro cents for Three- Minute Calls(1)(2)
	Connection Charge		Standard Rate(3)	Reduced Rate(4)
	(euro cents)
Local	6.85	(5)	7.65	7.18
Provincial	8.33		19.85	16.25
Interprovincial	8.33		28.67	19.67

(1)	Includes call connection charge.
(2)	Calls are billed per second.
(3)	For local calls weekdays from 8 a.m. to 6 p.m., and for provincial and interprovincial calls from 8 a.m. to 8 p.m. on weekdays.
(4)	For remaining time periods and national holidays.
(5)	Includes 160 seconds of talk time.

As of January 1, 2003, the price per minute for provincial calls during business hours (i.e., 8:00 a.m. to 8:00 p.m.) on weekdays decreased approximately 31.9%, and interprovincial calls during business hours on weekdays decreased approximately 35.2%. As of that date, during other weekday times and weekends, the price per minute for provincial calls decreased approximately 34.4%, and the price per minute for interprovincial calls decreased approximately 39.4%.

During 2002, prices for fixed-to-mobile calls decreased an average of 13%. The following tables set forth prices at December 31, 2002 for fixed-to-mobile calls originating in Telefónica de España’s network and terminating in the respective networks of the two dominant operators, Telefónica Móviles and Vodafone, and Amena. Mandatory reductions for fixed-to-mobile tariffs were eliminated in 2003.

		Euro cents Per Minute(1)
Network	Connection Charge	Tariff A(2)	Tariff B(3)
	(euro cents)
Telefónica Móviles (MoviStar and Moviline)	6.85	19.46	11.27
Vodafone	6.85	19.46	11.27

(1)	First minute is billed in full. Subsequent minutes are billed per second.
(2)	Monday to Friday 8 a.m. to 8 p.m.
(3)	For weekday calls from 12 p.m. to 8 a.m. and from 8 p.m. to 12 a.m., Saturdays, Sundays and national holidays.
		Euro cents Per Minute(1)
Network	Connection Charge	Tariff C(2)	Tariff D(3)	Tariff E(4)
	(euro cents)
Amena	6.85	23.87	23.40	13.22

(1)	First minute is billed in full. Subsequent minutes are billed per second.
(2)	Monday to Friday 8 a.m. to 8 p.m.
(3)	Monday to Friday 8 p.m. to 10 p.m.
(4)	Monday to Friday 12 p.m. to 8 a.m., Saturdays, Sundays and national holidays.

The table below sets forth Telefónica de España’s average prices for a three-minute international call to the indicated regions at peak hours at the dates specified.

	At December 31,
	2000		2001		2002
	Standard Rates(1)(2)	Discount Rates(1)(3)	Standard Rates(1)	Discount Rates	Standard Rates(1)		Discount Rates
	(euro)
Western Europe	1.02	0.91	0.65	0.65	0.48		0.65
Rest of Europe and North Africa	1.71	1.42	1.37	1.37	1.08		1.08
United States	1.18	1.09	0.65	0.65	0.48		0.48
Latin America(4)	2.45	2.09	1.87	1.87	1.47		1.47
Japan and Australia	3.22	2.95	2.93	2.93	2.2		2.2
Rest of the world	3.62	3.29	3.29	3.29	3.29	(5)	3.29

(1)	Includes a €0.11 flat connection charge.
(2)	Applies weekdays from 8 a.m. to 8 p.m.
(3)	Applies weekdays from 8 p.m. to 8 a.m., Saturdays, Sundays and national holidays.
(4)	Includes Argentina, Bolivia, Brazil, Colombia, Costa Rica, Chile, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru and Venezuela.
(5)	Different tariffs not shown in this table apply to the rest of Latin America, Ecuatorial Guinea, Canada, Alaska, Hawaii, the Czech Republic, Slovenia, Farse Islands, Hungary, Malta, Morocco, Poland, Norway, Andorra and Ireland.

Telefónica de España’s marketing efforts in response to competition have focused on quality of service and relied on discount plans and the introduction of new services in order to increase consumption. Accordingly, since 1998, Telefónica de España has introduced a number of discount plans for its residential and business segment customers. During 2002, the number of calling plan calls made by Telefónica de España’s customers pursuant to the existing calling plans decreased by 5.3% to 19,452.0 million calls at December 31, 2002. Because the plans are not necessarily exclusive, the same customer can take advantage of more than one plan. Each discount plan must be submitted by Telefónica de España to the regulatory agency for prior administrative approval.

The following table sets forth the composition of Telefónica de España’s revenues from operations for 2000, 2001 and 2002 for the categories shown below.

	Percentage of Telefónica de España’s Revenue
	2000	2001	2002
	(Percentages)
Monthly subscription fee and connection fee	35.3	37.0	41.8
Local calls(1)	18.1	16.5	13.9
Provincial calls	5.8	3.8	3.2
Interprovincial calls	10.6	7.2	5.6
International calls(2)	11.1	7.2	4.4
Fixed-to-mobile	16.3	15.0	14.9
Other(3)	2.8	13.4	16.1

(1)	Metropolitan calls and calls to access the Internet.
(2)	For 2000, includes incoming and outgoing international calls. Includes outgoing international calls for 2001 and 2002.
(3)	Includes incoming international calls for 2001 and 2002, sales of terminals, surcharges from calls placed from public pay telephones, intelligent network calls, maritime service and other revenues, deducting discounts in connection with calling plans.

During 2000, revenues with respect to provincial and interprovincial calls were negatively affected by increased competition and discounted pricing, but revenues from international calls (which, for 2000, include incoming and outgoing calls) improved due to a strong increase in traffic. In 2001, revenues from monthly subscription fees increased relative to revenues from network traffic. In addition, other revenues increased as a percentage of total revenues. These revenues include principally, the sale of terminals, services to other telecommunications operators and other traffic-related revenues such as incoming international calls, mobile-to-fixed traffic, international carrier services and interconnection charges. In 2002, revenues derived from network traffic, particularly revenues from local, interprovincial and international long-distance calls, decreased as a percentage of total revenues.

Since the beginning of 1999, following the introduction of competition, Telefónica de España has experienced some loss of market share for provincial and fixed-to-mobile calls. At December 31, 2002, according to its estimates, Telefónica de España’s market share for voice services (on the basis of total annual traffic volume) was 83.2%, representing a loss of 1% compared to year-end 2001 (including ADSL).

Comparative Pricing Information

The table below provides comparative monthly subscription fee pricing information (excluding value-added taxes) with respect to the other principal European operators at December 31, 2002.

	Telefónica	Deutsche Telekom	France Telecom	Telecom Italia	British Telecom(1)
	(euro)
Residential	11.68	11.49	10.87	12.14	13.73
Business	11.68	11.49	13.10	15.20	21.09

Source: Eurodata, Tarifica and the operators.

(1)	Prices translated into euros from British pounds at the average exchange rate for December 2002.

The table below shows the prices (excluding value-added taxes) for three minute calls during business hours of the other principal European operators at December 31, 2002.

	Telefónica	Deutsche Telekom	France Telecom	Telecom Italia	British Telecom(1)
	(euro)
Local	0.08	0.10	0.13	0.10	0.15
Domestic long-distance	0.29	0.32	0.27	0.35	0.31
International long-distance (European Union)	0.48	0.32	0.62	0.74	1.12

Source: Eurodata, Tarifica and the operators.

(1)	Prices translated into euros from British pounds at the average exchange rate for December 2002.

As a result of the rate rebalancing measures adopted by the Spanish government in 2001, Telefónica de España’s rates for domestic long-distance and international long-distance are now more in line with the median prices and fees charged by other European operators.

Interconnection Prices

Under the General Law on Telecommunications, interconnection prices may be freely negotiated between telecommunications operators. However, prices charged by Telefónica de España, as the dominant operator, are determined by the Interconnection Offer Framework, which was initially proposed by us in 1998 and subsequently modified and approved by the Ministry of Science and Technology on August 9, 2001.

On August 9, 2001, the Telecommunications Market Commission approved new interconnection prices which include:

•	volume discounts

•	new interconnection rates for local traffic

•	interconnection rates in connection with flat rate Internet access plans

•	interconnection rates based on capacity rather than time.

The interconnection prices approved by the Telecommunications Market Commission were between 20% and 30% below previously existing interconnection prices. Consequently, on September 11, 2001, Telefónica de España filed a petition with the Telecommunications Market Commission against the new interconnection prices, claiming that they were below Telefónica de España’s actual costs, as measured in accordance with accounting criteria approved by the Telecommunications Market Commission. On November 2, 2001, the Telecommunications Market

Commission dismissed Telefónica de España’s petition, except with respect to interconnection prices in connection with Internet access. As a result, Telefónica de España is seeking relief through administrative litigation.

The tables below set forth the new interconnection prices approved by the Telecommunications Market Commission on August 9, 2001, which became effective on August 19, 2001.

1. Commutated Traffic

	Interconnection Tariffs (Access and Termination) per minute
	Standard Rate(1)	Discounted Rate(2)
	(hundredths of euro)
Local	0.76	0.46
Single transit	1.16	0.70
Double transit	2.16	1.33
Metropolitan	1.05	0.63

2. Transit Services

	Interconnection Tariffs (Access and Termination) per minute
	Standard Rate(1)	Discounted Rate(2)
	(hundredths of euro)
Unicentral	0.42	0.23
National	1.91	1.04
National with local extension	2.16	1.33

(1) Applies weekdays from 8:00 a.m. to 8:00 p.m.

(2) Applies on Saturdays, Sundays and national holidays, and weekdays from 8:00 p.m. to 8:00 a.m.

3. Interconnection based on Capacity

	Interconnection Tariffs by Capacity per month
	Price for 64 Kbps circuit	Price for 2 Mbps local loop
	(euro)
Local	44.17	1,326.11
Metropolitan	55.83	1,675.29
Single transit	67.58	2,027.58
Double transit	129.12	3,873.80

During its annual review of interconnection fees in 2002, the Telecommunications Market Commission decided not to modify the interconnection charges based on capacity.

Other services

The Telecommunications Market Commission also regulates certain of the other services we provide. For example, value added services such as call waiting, call barring, call forwarding, fixed line messaging systems and conference calling are subject to interconnection benchmark compensation levels, pursuant to the January 17, 2002 resolution from the Telecommunications Market Commission.

On June 27, 2002, the Telecommunications Market Commission established applicable rates for transit services to 908 and 909 numbers.

Telefónica de España leases its excess capacity to other fixed-line telephony operators for the use of their customers. Under the terms of such leases, we provide other operators with access to our network and to our excess telephone-line capacity. The Telecommunications Market Commission establishes the maximum rates that Telefónica de España can charge other fixed-line telephony operators for leasing its lines.

Customer Service

In order to adequately respond to the new competitive environment, we have undertaken considerable efforts to improve the quality of our customer service. We have segmented our customers so that the specific needs of each segment may be served best. In addition, we have increased our contact center capacity to focus more on customer service. In connection with our efforts to improve customer service and meet the needs of our customers, in 2002 we introduced 127 new products and services. Most notably, we introduced a number of limited flat rate plans for various types of calls (e.g., Short Messaging Service from fixed telephony or ADSL solutions). Telefónica de España has also introduced a variety of Internet access plans, including flat rate Internet access plans. Together, these plans have helped mitigate Telefónica de España’s loss of market share due to increased competition. In 2002, Telefónica de España has also concentrated its efforts on expanding its offering of asymmetric digital subscriber lines, or ADSL, service. At December 31, 2002, Telefónica de España was capable of providing this service through approximately 1 million lines and, at that date, a similar number of customers subscribed to this service, representing an increase of approximately 150% from year-end 2001.

The corporate customer service model developed by Telefónica de España, which is aimed at achieving the highest degree of efficiency in customer service, features the following:

•	A 24-hour personal customer service line for purchasing any type of product and service and handling customer queries

•	The Tiendas Telefónica (“Telefónica stores”) where customers can test and buy all of the products marketed by Telefónica

•	Telefónica’s “virtual” store, accessible by Internet, which offers the ability to order and purchase online all of the services and products offered by Telefónica

•	Catalog sales through which any customer can buy a product by placing a toll-free call to a commercial customer service number.

Telefónica is devoting special attention to the corporate customer market, with a sales force that exclusively handles this segment and seeks customized solutions for each type of corporate customer.

Telefónica Telecomunicaciones Públicas (“TTP” formerly known as Cabinas Telefónicas, S.A., “Cabitel”)

TTP is a wholly-owned subsidiary of Telefónica de España, S.A., which focuses on the commercialization, installation, management and maintenance of public telephony as well as the advertising use of any base, outlet or service capable of supporting this activity.

Telefónica Cable

Telefónica Cable operates in the ADSL environments, through the IMAGENIO project, providing digital television, digital audio, broadband internet through both television and PC, and video on demand. As of year-end 2002, it did not receive revenues from these activities.

Telyco Group

The Telyco group is comprised of the two following entities.

•	Telyco S.A.U. is a wholly-owned subsidiary of Telefónica de España, S.A., which supplies commercially, distributes and commercializes telecommunications equipment directly through its stores and authorized dealers, as well as engaging in wholesale distribution, throughout Spain.

•	Telyco Maroc S.A. is a 54% owned subsidiary of Telefónica de España, S.A. located in Morocco, which supplies mobile telephone products to Medi Telecom.

Telefónica Soluciones Sectoriales

Telefónica Soluciones Sectoriales, a wholly-owned subsidiary of Telefónica de España, S.A., serves as an investment vehicle for information technology and telecommunications projects through shareholdings in related companies and participation on the boards of trustees of five foundations.

Worldwide Wireless Communications Services—Telefónica Móviles

We conduct our worldwide wireless operations principally through Telefónica Móviles. Telefónica Móviles is a leading provider of wireless communications services in Spain and Latin America and according to Telefónica Móviles’ estimates, Telefónica Móviles is the ninth largest global provider of wireless communication services, based upon total active customers at December 31, 2002. Telefónica Móviles was incorporated in February 2000 as the holding company for the Telefónica Group’s wireless communications operations. In November 2000, Telefónica Móviles completed an initial public offering of approximately 7.3% of its ordinary shares. At December 31, 2002, Telefónica, S.A. and other Telefónica Group companies held an aggregate of 92.4% of Telefónica Móviles’ outstanding share capital.

At December 31, 2002, Telefónica Móviles provided wireless services through its operating companies and joint ventures, including Brasilcel N.V., our joint venture with Portugal Telecom in Brazil, to approximately 39.4 million customers, compared with 28 million customers at year-end 2001. Telefónica Móviles has operations in Spain, Mexico, Peru, Argentina, El Salvador, Guatemala and, through its joint ventures with Portugal Telecom, Telefónica Móviles also provides wireless communication services in Brazil and Morocco.

According to Pyramid Research, Telefónica Móviles’ operating companies and its joint ventures with Portugal Telecom in Brazil and Morocco cover service territories with a total population of approximately 353 million. In addition, Telefónica Móviles manages our wireless operations in Chile and Puerto Rico of which we own 43.6% and 49.9% (in the form of convertible notes), respectively. Telefónica Móviles also has licenses to provide services in Austria and Switzerland through its wholly-owned subsidiaries, in Germany through its 57.2% interest in the Group 3G UMTS Holding GmbH consortium, or Group 3G, and in Italy through its 45.6% interest in the IPSE 2000 consortium. Telefónica Móviles has, however, restructured its operations in these countries. For further information see —Telefónica Móviles’ Operations—Rest of Europe”.

The following table provides a summary overview of our wireless operations.

Country	Name of Company	Service Territory	Ownership Interest at December 31, 2002(1)	Population	Total Customers at December 31, 2002
				(in millions)	(in millions)
Spain	Telefónica Móviles España	Nationwide	92.4%	40	18.4
Brazil	Brasilcel, N.V.(2)(3)	Rio de Janeiro/ Espírito Santo/ Rio Grande do Sul/ Bahia/Sergipe/ São Paulo/Paraná and Santa Catarina	46.2%	97	13.7
Mexico	Telefónica Móviles Mexico(4)	Nationwide	85.0%	102	2.4
Peru	Telefónica Móviles Perú	Nationwide	90.6%	27	1.2
Argentina	Telefónica Comunicaciones Personales	Nationwide	90.5%	38	1.6
El Salvador	Telefónica Móviles El Salvador	Nationwide	83.5%	7	0.2
Guatemala	Telefónica Centroamérica Guatemala	Nationwide	92.4%	12	0.1
Morocco	Medi Telecom	Nationwide	29.0%	30	1.6
Chile	Telefónica Móvil(5)	Nationwide	43.6%	15.2	1.8
Puerto Rico	NewComm Wireless Services(6)	Intra island	49.9%	4.0	0.2

Total			n.a.	372	41.4

(1)	Represents the ownership interest of the Telefónica Group.

(2)	Jointly controlled and managed through Telefónica Móviles with Portugal Telecom. As of December 31, 2002, Brasilcel, Telefónica Móviles’ joint venture established with Portugal Telecom, holds 83.6% of Tele Sudeste Celular, 48.5% of Celular CRT, 27.7% of Tele Leste Celular and 65.1% of Telesp Celular Participações, S.A. Through its 50% interest in Brasilcel, as of December 31, 2002, Telefónica Móviles indirectly holds 41.8% of Tele Sudeste, 24.2% of Celular CRT, 13.9% of Tele Leste Celular and 32.6% of Telesp Celular Participações, S.A. Telefónica Móviles’ share ownership in Tele Sudeste and Celular CRT has been modified since December 31, 2002, due to a capital increase during the first quarter of 2003.
(3)	Joint venture with Portugal Telecom that includes 100% of the assets of the Brazilian mobile companies transferred to Telefónica Móviles (Tele Sudeste Celular, Celular CRT, Tele Leste Celular and Telesp Celular) and Portugal Telecom (Telesp Celular and Global Telecom). Tele Sudeste Celular and Celular CRT were fully consolidated as of December 31, 2000 and December 31, 2001, and Tele Leste Celular was included in Telefónica Móviles’ combined financial statements in these periods under the equity method. Brasilcel’s balance sheet was proportionally consolidated in its combined financial statements as of December 31, 2002 and the results for the whole year of Tele Leste Celular, Tele Sudeste Celular and Celular CRT were fully consolidated in the combined statement of operations until this transfer was made on December 27, 2002.
(4)	Telefónica Móviles México, S.A. de C.V. holds interests in 100% of Baja Celular Mexicano, 90.0% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónica, S.A. de C.V. and 100% of Pegaso PCS. Through its 92.0% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2002, Telefónica Móviles indirectly holds 92.0% of Baja Celular Mexicano, 82.8% of Movitel del Noroeste, 92.0% of Telefónica Celular del Norte, 92.0% of Celular de Telefónica, S.A. de C.V. and 92.0% of Pegaso PCS.
(5)	Startel, which operates under the trade name Telefónica Móvil, is a subsidiary of Compañía Telecomunicaciones de Chile in which we held a 43.6% interest at December 31, 2002 through Telefónica Latinoamérica. Startel’s operations are managed by Telefónica Móviles.
(6)	Our interest is in the form of a note convertible into up to 49.9% of the capital stock of NewComm Wireless Services, subject to the receipt of necessary U.S. regulatory authorizations. NewComm Wireless Services’ operations are managed by Telefónica Móviles. We plan to transfer our investment in NewComm Wireless Services, which is held through Telefónica Latinoamérica, to Telefónica Móviles in 2003.

Services and Products

Telefónica Móviles’ operating companies offer a wide variety of wireless and related services and products to consumer and business customers. Although the products available vary from country to country, the following are Telefónica Móviles’ principal services and products:

•	Wireless Voice Services. Telefónica Móviles’ principal service in all of its markets is wireless voice telephony, and most of Telefónica Móviles’ other services and products involve enhancements and additional features for its wireless customers. Telefónica Móviles offers convenient and affordable wireless service with a variety of payment plans and packages, including payment on a contract and pre-paid basis. Telefónica Móviles’ networks are designed and managed to provide high quality wireless voice services throughout its markets.

•	Enhanced Calling Features. Customers in most of Telefónica Móviles’ markets now have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling. Customers may receive a number of these services bundled with basic voice service, while other customers may choose to order them as optional supplements to their basic voice service.

•	Wireless Data Transmission. Telefónica Móviles’ networks and systems allow customers to use their handsets for data transmission, including for short messaging services (SMS). In Spain Telefónica Móviles also offers multimedia messaging services, or MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica Móviles also provides wireless connectivity for devices such as laptops and personal digital assistants. These services are at different stages of development in each of Telefónica Móviles’ markets.

•	Wireless Internet. As part of its strategy to become a leader in the wireless Internet sector, Telefónica Móviles offers Internet access using wireless application protocol technology in a growing number of its service areas, primarily under the MoviStar e-moción brand. MoviStar e-moción was the first wireless internet access service in Spanish and, in Brazil, the first wireless internet access service in Portuguese. With wireless Internet access, Telefónica Móviles’ customers can send and receive e-mail, browse web pages, purchase goods and services in m-commerce transactions and use other data services. Telefónica Móviles launched GPRS services in Spain for customers in 2001, and in Brazil we launched CDMA 1XRTT services in the States of Rio de Janeiro, São Paulo and recently in Santa Catarina.

•	Corporate Services. Telefónica Móviles provides business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo 2000, and other advanced solutions for data, developed for specific sectors.

•	Trunking and Paging. In Spain, Argentina and Guatemala, Telefónica Móviles provides digital wireless services for closed user groups of clients and paging services.

•	Roaming. Telefónica Móviles has roaming agreements that allow its customers to use their handsets when they are outside of their service territories, including on an international basis. In 2002 Telefónica Móviles extended international roaming services to pre-paid customers. Telefónica Móviles has also implemented intelligent network technology using the CAMEL standard for our customers in Spain. This allows Telefónica Móviles’ customers to use their mobiles in European countries where a roaming agreement has been reached, as if they were in their home country, for example, by not having to dial customary roaming prefixes. In Brazil, Mexico and Argentina, Telefónica Móviles’ roaming agreements allow its customers to make and receive calls throughout the national territories of these countries.

•	M-payment. On May 30, 2001, Telefónica Móviles, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate our respective mobile payment systems to form a single mobile payment standard. The new payment system is an open system, which other financial institutions, wireless operators (such as Amena) and payment processing companies in Spain have joined. This system is being developed in Spain through Mobipay España, S.A. and outside of Spain through Mobipay International, S.A. In addition, on February 26, 2003 Telefónica Móviles announced its participation in the new MPSA association (Mobile Payment Services Association). The association, which is composed of Vodafone, Orange, T-Mobile and Telefónica Móviles will operate under the brand name Simpay and aims to provide a common trademark open solution for m-payments.

•	Other Services. Telefónica Móviles also has the technology available to provide other value-added wireless services such as location-based services and telematics. Location-based services permit the precise location of the handset to be determined by Telefónica Móviles’ networks, which will permit users to receive and access information specific to such location. Telefónica Móviles believes that this technology will be widely used in fleet management, logistics and security monitoring. Telematics applications permit delivery of data to machines, such as automobiles and vending machines.

Telefónica Móviles’ Operations

Telefónica Móviles’ operations currently are conducted in three distinct geographic areas:

•	Spain,

•	Morocco,

•	Latin America.

Spain

Telefónica Móviles offers wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain with approximately 18.4 million active customers at December 31, 2002, representing an estimated 55% market share, based on publicly available information.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ operations in Spain:

	Year ended December 31,
	2000	2001	2002
Total customers (in millions at period end)	13.7	16.8	18.4
Pre-paid customers (in millions at period end)	8.9	11.5	11.9
Population in service territory (in millions at period end)	40	40	40

We have offered wireless services in Spain since 1982 with the launch of analog wireless services under the brand MoviLine. Digital wireless services, using GSM 900 MHz technology, were launched in 1995 under the MoviStar brand name, which has since become one of the most widely recognized brands in Spain. In 1997, Telefónica Móviles España launched the first pre-paid wireless service in Spain under the MoviStar Activa brand name, and in January 1999, Telefónica Móviles España launched the GSM 1800 MHz service. In March 2000, having achieved the highest rating in the awards process, Telefónica Móviles España was awarded a third generation wireless, or UMTS, license covering the Spanish national territory for €131 million.

Network and Technology. Telefónica Móviles España’s licenses and concessions in Spain permit it to operate both analog and digital networks. Telefónica Móviles España also holds one of four nationwide licenses for UMTS services in the country.

Telefónica Móviles España’s digital network in Spain is based upon the GSM standard, which has been adopted by more than 130 countries worldwide, including all member countries of the European Union. The prevalence of the GSM standard, together with Telefónica Móviles España’s international roaming agreements, enables its MoviStar customers to make and receive calls throughout Western Europe and in more than 170 countries worldwide. Telefónica Móviles’ España’s GSM-based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products.

Telefónica Móviles España’s licenses entitle it to 40 MHz of spectrum in the 900 MHz band and 2 x 24.8 MHz of spectrum in the DCS-1800 MHz band. Under the terms of its UMTS license, Telefónica Móviles España is authorized to operate using two paired, or two-way, 15 MHz channels plus one unpaired, or one-way, 5 MHz channel. Telefónica Móviles España believes that this spectrum is adequate for its requirements.

In 2000, 2001 and 2002, Telefónica Móviles España invested in the aggregate approximately €2,194 million in building out and enhancing its networks in Spain. At December 31, 2002, Telefónica Móviles España’s digital network in Spain, which consisted of more than 115 switching centers and more than 14,200 base stations, provided coverage to approximately 99% of the population. The amounts invested in 2001 and 2002 have been used to enhance the quality of its coverage of high-density areas, to permit more intensive use of its wireless services within buildings in an urban environment, further enhancing the appeal of wireless communications and to introduce new technologies.

Sales and Marketing

Telefónica Móviles España utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Telefónica Móviles España also sponsors a leading motorcycle grand prix racing team and cultural and sporting events in order to increase its brand recognition. Its advertising emphasizes its image as the market leader and characteristics such as quality, convenience and reliability, with specific campaigns based on price or new product offerings. For example, campaigns for its pre-paid service, MoviStar Activa, emphasize the simplicity and mobility of the pre-paid service with a focus on the younger segment of the market. For its contract customers, Telefónica Móviles España markets MoviStar Plus, which emphasizes exclusivity and value with specific offers of new services, and a loyalty program based on points earned.

Regulation

Telefónica Móviles holds 18 individual licenses under the General Law on Telecommunications, covering the following:

•	nationwide digital services (GSM and DCS-1800);

•	nationwide UMTS services;

•	trunking, or closed user group, services;

•	paging services (12 regional and 1 national service); and

•	fixed-line telephony.

The General Law on Telecommunications is described in “Item 4—Information on the Company—Business Overview—Regulation”.

Telefónica Móviles’ licenses, terms and extension periods are detailed in the table below. In March 2002, Telefónica Móviles requested of the relevant authority that its trunking licenses be terminated due to changes in technical, economic and market conditions since the licenses were granted.

	License type	License duration	Ending date	Extension period
SPAIN	B1 (fixed telephony)	20 years	July 8, 2019	10-year periods-the total duration of the licence including extensions must not be longer than 50 years
	B2—GSM	15 years	February 3, 2010	5 years
	B2 DCS—1800	25 years	July 24, 2023	5 years
	B2—UMTS	20 years	April 18, 2020	10 years
	C2 (trunking)	20 years	March 21, 2020	10 years
	C2 (paging)	20 years	April 24, 2020	10 years
	C2 paging	20 years	April 23, 2020	10 years

Telefónica Móviles’ rights and obligations under the individual licenses are similar to those under its administrative concessions, though they generally require more disclosure of rates and product information to the Spanish regulatory authorities and the public and also require Telefónica Móviles to keep separate accounts for each of its activities and services. Telefónica Móviles’ licenses also impose some additional obligations, including an obligation to provide bank guarantees to secure commitments assumed in its UMTS license application.

Telefónica Móviles was also required to provide bank guarantees totaling €1,100 million to secure commitments assumed in this UMTS license applications. Telefónica Móviles España commenced administrative proceedings to change the current system of guarantees. On April 7, 2003, a resolution was announced that modifies the UMTS guarantee system for all operators. New annual guarantees will replace the current guarantees which amount to €631 million. The amount of the new annual guarantee for Telefónica Móviles España will be as follows:

Period 0 (until service launch): €167.5 million;

Year 1: €167.5 million;

Year 2: €149.5 million;

Year 3: €114.8 million; and

Year 4: €114.8 million.

This resolution does not modify nor reduce the commitments assumed by Telefónica Móviles España in its license application nor diminishes the individual guarantee for each commitment. If a commitment is not satisfied in a given period, the guarantee compromised for that year in the license will be forfeited and the operator will have to replenish the annual guarantee. Currently Telefónica Móviles España is negotiating both with financial institutions and The Ministry the definitive terms of the new guarantees that will replace the current ones.

In the case of Telefónica Móviles’ UMTS license, Telefónica Móviles paid to the Spanish Treasury a one-time fee of €131 million in connection with the issuance of that license in 2001. The Spanish government adopted legislation imposing additional fees totaling approximately €233.3 million for the year 2001 for use of spectrum both for new UMTS licenses as well as existing analog and digital concessions and other uses. In 2001, the Spanish government adopted new legislation reducing such fees by 75% for the year 2002 and setting a framework for the determination of the amount of such fees for the next five years. In June 2002, Telefónica Móviles fulfilled the Spanish government’s requirements regarding initial roll-out of its UMTS network. In addition, the Spanish government has announced that it may, when UMTS technology is a reality, award additional licenses permitting the offer of wireless services, subject to spectrum availability.

Telefónica Móviles’ licenses may be amended or revoked. Telefónica Móviles’ licenses may be amended only for “objective” cause, including a change in law or for “public interest” reasons. Telefónica Móviles would not be entitled to any compensation in the event of an amendment to a license. Amendments to the applicable laws may also result in changes to the obligations of a license holder. Telefónica Móviles’ licenses may be revoked if it fails to comply with any of the specified obligations or commitments in these licenses as well as for reasons similar to those applicable to its administrative concessions, as discussed above. In addition, any infringements defined in the General Law on Telecommunications may result in the imposition of sanctions including fines.

Under the General Law on Telecommunications, non-European Union individuals or entities cannot own, directly or indirectly, more than 25% of Telefónica Móviles’ assets or share capital, unless such ownership is permitted by authorization of the Spanish government, in cases of reciprocal treatment between Spain and a non-European Union country, or by specific agreement between Spain and a non-European Union country. Spain has ratified the Telecoms Annex to the General Agreement on Trade in Services, or GATS, pursuant to which specific authorization will not be required so long as direct or indirect control of 25% or more of Telefónica Móviles’ assets or share capital is owned by persons or entities domiciled in countries party to the Telecoms Annex to GATS. Until 2007, the Spanish government holds approval rights for specified fundamental corporate transactions affecting Telefónica Móviles and its Spanish operating company. In May 2003, the European Court of Justice found against the Spanish and United Kingdom rules regulating special shares (“golden shares”). The ECJ ruled that the system of prior administrative approval relating to the winding-up, demerger, merger or disposal of certain assets as introduced by the Spanish legislation, create obstacles to the free movement of capital. The Court held that although these obstacles may be justified by a public-security reason, the measures imposed by the Spanish rules are not proportional to the public-security interest. We expect that the Spanish Government will review the terms of its current golden share affecting Telefónica Móviles, S.A.

Rates. Wireless operators are generally free to fix customer rates for the provision of services under the General Law on Telecommunications, except with respect to analog wireless services for which the Government Commission for Economic Affairs has prescribed maximum rates. In accordance with the General Law on Telecommunications, the Government Commission for Economic Affairs may prescribe temporary fixed, maximum and minimum rates, or criteria for establishing rates, based on actual costs of the services rendered and the degree of competition in the market. Telefónica Móviles must report any increase in customer rates not less than 15 days before new tariffs go into effect. The Government Commission for Economic Affairs has imposed rate regulations for analog wireless services but it has not regulated rates of digital wireless services to date. The Ministry of Science and Technology is reviewing methods of promoting increased competition in the Spanish telecommunications market. We cannot assure you that the Ministry of Science and Technology will not make recommendations affecting the pricing of wireless services in Spain or other aspects of Telefónica Móviles’ business.

Interconnection. Because Telefónica Móviles has been classified by the Telecommunications Market Commission as an operator with “significant market power” in the wireless communications and interconnection markets (a classification that is generally defined as the attainment of a market share of more than 25% measured by income tax generated by networks and services in the previous year), Telefónica Móviles is required, among other obligations, to facilitate cost-oriented interconnection rates on a non-discriminatory and transparent basis and report to the Ministry of Economy and the Ministry of Science and Technology regarding its compliance. In addition, on July 11, 2002, the Telecommunications Market Commission provisionally set Telefónica Móviles’ interconnection rates. The interconnection rates have not been revised again. The Ministry of Economy has opened an investigation against the three mobile operators in answer to Uni2 and Worldcom’s protest about fixed-to-mobile interconnection rates. Additionally, Telefónica Móviles is required every year to disclose the interconnection rates it charges its subsidiaries and affiliates as well as the rates charged to other users.

Fees. Telefónica Móviles must pay a fee for reservation of the public domain radioelectric spectrum in respect of the frequencies allocated. Current annual fees are reflected in the following table:

Technologies	Year 2001 (€/MHz)	Year 2002 (€/MHz)	Year 2003 (€/MHz)
TACS	188,180.86	205,892	631,908.18
GSM	1,309,359.29	601,911.15	631,908.18
DCS-1800	1,267,027.72	601,984.13	505,643.32
UMTS	4,656,472.83	601,947.65	631,871.69
UMTS	4,656,472.83	601,947.65	631,871.69

Radioelectric emissions. Royal Decree 1066/2001 was promulgated in September 2001 to regulate radioelectric emissions. As part of the National Antenna Certification Plan and pursuant to Ministerial Order CTE/23/2002 of January 11, 2002, conditions were established for the presentation of research studies and certifications by operators of emissions of radio-communication services. Pursuant to those provisions, the antenna certification process for the three GSM wireless operators in Spain was completed in July 2002. For the year ended 2002, such tests have confirmed lower emission levels than those required by regulations. If in the future we fail to comply fully with these standards, we could be subject to claims or regulatory actions.

Competition. Telefónica Móviles España currently has two competitors in the Spanish market for wireless communications service: Vodafone España, a subsidiary of Vodafone PLC, and Retevisión Móvil S.A., which operates under the trade name Amena. Although Telefónica Móviles España anticipates that its market share will continue to decline as its competitors pursue new customers, Telefónica Móviles España believes that, to date, it has been successful in preserving and expanding its advantage in terms of absolute numbers of customers and quality of average customer in terms of minutes of usage. Telefónica Móviles España is the only operator in Spain whose estimated outgoing traffic market share is higher than its customer market share.

In early 2000, the Spanish government awarded four third-generation wireless, or UMTS, licenses, which cover the entire country of Spain. We were awarded one of these licenses, while the others were awarded to Retevisión Móvil, Vodafone and the Xfera consortium.

Morocco

Telefónica Móviles provides wireless services in Morocco through Medi Telecom, S.A., in which it holds a 31.3% interest and shares management responsibilities with Portugal Telecom, which also holds a 31.3% interest in Medi Telecom. Medi Telecom is also owned by local minority shareholders. Medi Telecom, S.A. is the second largest wireless operator in Morocco with approximately 1.6 million customers, at December 31, 2002, representing approximately 41% of the market according to Telefónica Móviles’ estimates. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Medi Telecom:

	Year ended December 31,
	2000	2001	2002
Total wireless customers (in millions at period end)	0.51	1.1	1.6
Pre-paid customers (in millions at period end)	0.49	1.0	1.5
Population in service territory (in millions at period end)	29.0	29.0	30.0

Network and Technology. Medi Telecom’s network in Morocco is based upon the GSM standard. Its licenses entitle it to 50 MHz of spectrum in the 900 MHz band. In 2000, 2001 and 2002, Medi Telecom invested a total of approximately €530 million in building out and enhancing its digital network in Morocco. At December 31, 2002, Medi Telecom’s digital network in Morocco consisted of nine switching centers and 1,428 base stations giving coverage to over 86% of the population. Medi Telecom plans to make new investments to increase the coverage of its network. Medi Telecom has been offering wireless Internet since April 2001.

Competition. Medi Telecom currently competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

Latin America

Brazil

Telefónica Móviles, along with Portugal Telecom, are 50:50 shareholders in Brasilcel N.V., a joint venture which combines Telefónica Móviles’ wireless businesses in Brazil with those of Portugal Telecom. This joint venture is the leading wireless operator in Brazil based on the total number of customers at December 31, 2002, with a total of 13.7 million customers, of which 3.7 million are contract customers. Brasilcel has an estimated average share in its markets of operations of approximately 61%. All of the operating companies participating in the joint venture have been operating under the name “Vivo” since April 2003. The licensed areas of Brasilcel include five of the six largest regions in Brazil in terms of gross domestic product with a population of approximately 97 million, and covering more than 70% of Brazil’s gross domestic product.

Brazil is one of the largest countries in the world, with a surface area of 8.5 million square kilometers and a population of approximately 175 million people. At December 31, 2002, with 34.6 million wireless subscribers, Brazil ranked first in Latin America in terms of number of wireless customers. At that date, Brazil had an estimated market penetration rate of 19.8% and experienced a 21.3% increase in the number of wireless customers in 2002.

Acquisition of Interests in Brazil.

Agreement with Iberdrola. On April 5, 2001, we entered into an agreement with Iberdrola, S.A. and certain of its affiliates pursuant to which we acquired in December 2001 and March 2002 in exchange for our shares the Iberdrola group’s shares in the Brazilian wireless operators, or the holding companies that control such wireless operators, in which we and Iberdrola each participate. In accordance with this agreement, we acquired:

•	7% of TBS Celular Participações S.A., the holding company that controls Celular CRT Participações S.A.

•	7% of SudesteCel Participações S.A., the holding company that controls Tele Sudeste Celular Participações S.A., as well as an additional interest in Tele Sudeste Celular Participações S.A.

•	62% of Iberoleste Participações S.A., the holding company that controls Tele Leste Celular Participações S.A., as well as an additional direct interest of 3.38% of Tele Leste Celular Participações S.A.

•	0.63% of CRT Participações S.A., the holding company that controls 100% of Celular CRT, S.A.

In May 2002, we transferred all these shares, except those of Celular CRT Participações S.A., to Telefónica Móviles in exchange for a total of 26,801,494 new Telefónica Móviles ordinary shares. Subsequently on October 17, 2002, we transferred to Telefónica Móviles our 0.63% holding in Celular CRT Participações, S.A. for a cash consideration of €11.5 million, bringing Telefónica Móviles’ direct and indirect investment in Celular CRT Participações to 40.9%.

Joint Venture with Portugal Telecom. On January 23, 2001, we, Telefónica Móviles, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate Telefónica Móviles’ wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica Group and the Portugal Telecom Group agreed to contribute to a 50:50 joint venture their respective wireless businesses in Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil.

On October 17, 2002, Telefónica Móviles, Portugal Telecom and PT Moveis entered into a Shareholders’ Agreement and Subscription Agreement that implemented the joint venture framework agreement signed in January 2001. Additionally, on October 21, 2002, Telefónica Móviles acquired from Portugal Telecom for approximately €200 million a 14.7% holding in Telesp Celular Participações, S.A., a company that provides wireless services in the Brazilian state of São Paulo through Telesp Celular S.A. and in the Brazilian states of Paraná and Santa Catarina through Global Telecom, S.A.

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, Telefónica Móviles and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil, as set out below:

The terms of the joint venture are described in “Item 10C—Material Contracts—Agreement with Portugal Telecom”.

		% Contributed		Ownership Interest of Brasilcel N.V. at December 31, 2002		Total customers at December 31, 2002
Company	State	Telefónica Móviles	PT Moveis	Total Equity	Voting equity
						(millions)
Tele Sudeste Celular Participações S.A	Rio de Janeiro and Espírito Santo	83.56%	—	83.56%	80.50%	3.5
Celular CRT Participações S.A	Rio Grande do Sul	40.90%	7.58%	48.48%	86.94%	2.1
Tele Leste Celular Participações S.A	Bahia and Sergipe	27.71%	—	27.71%	58.42%	1.0
Telesp Celular Participações S.A	São Paulo Paraná and Santa Catarina	14.68%	50.44%	65.12%	93.66%	7.2

Given the effective transfer date of the operations contributed to Brasilcel by Telefónica Móviles and Portugal Telecom, Brasilcel’s impact on Telefónica Móviles’ consolidated income was not significant and thus it was not consolidated in Telefónica Móviles’ 2002 income statement.

Acquisition of TCO. On January 16, 2003, Telesp Celular Participações, S.A. (or TCP), a subsidiary of Brasilcel, N.V. entered into a Preliminary Stock Purchase Agreement with the Brazilian company Fixcel to acquire up to 61.1% of the ordinary shares of Tele Centro Oeste Participações, S.A., or TCO, which represents 20.4% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reais 1.5 billion (approximately reais 19.49 per each lot of 1,000 shares acquired). As of the date of this annual report, TCP has paid reais 284.7 million of the total amount and the remaining will be paid in future installments.

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which currently is being reviewed by the CVM, the Brazilian Securities and Exchange Commission, for the voting shares of the minority shareholders of TCO for a price equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders, as described above. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares.

TCO operates in regions 7 and 8 of the SMC through the operators in Band A (TCO) and Band B (NTB) respectively. In total TCO operates in 12 Brazilian states, the most significant of which being the Distrito Federal of Brazilia. At March 31, 2003, TCO had approximately 3.1 million customers, according to data published by TCO. With this acquisition, Telefónica Móviles estimates that Brasilcel will provide services to approximately 16.8 million customers, or more than 50% of the Brazilian market, and its network will cover 74% of the Brazilian population.

Operations provided by Telefónica Móviles prior to the Consummation of the Joint Venture. Before the consummation of the Brasilcel joint venture on December 27, 2002, Telefónica Móviles provided wireless services in the Brazilian states of:

•	Rio de Janeiro and Espírito Santo through Tele Sudeste Celular;

•	Bahia and Sergipe through Tele Leste Celular;

•	Rio Grande do Sul through Celular CRT.

Rio de Janeiro/Espírito Santo—Tele Sudeste Celular Participações S.A.

Tele Sudeste Celular Participações S.A., or Tele Sudeste, which has been operating under the brand name Vivo since April 2003, is according to our estimates the leading wireless operator in the Rio de Janeiro and Espírito Santo region of Brazil with approximately 3.5 million customers at December 31, 2002, representing 58% of the market. At December 31, 2002, Brasilcel had a 83.6% equity interest in Tele Sudeste Celular and 80.5% of the voting rights.

The remaining ownership interest in Tele Sudeste is held, indirectly, by Itochu Corporation and NTT DoCoMo, Inc., as well as other minority shareholders. Brasilcel holds its ownership interest in Tele Sudeste directly, as well as through Sudestecel Participações S.A., a consortium that it controls, and through Tagilo Participações, S.A., one of its wholly-owned subsidiaries. Telefónica Móviles is subject to a shareholders’ agreement with Itochu Corporation and NTT DoCoMo.

Tele Sudeste’s operations in the region are conducted through its two operating subsidiaries, Telerj Celular S.A. and Telest Celular S.A. Telefónica Móviles manages Tele Sudeste Celular’s two operating subsidiaries in exchange for an annual fee of 1% of their net revenues excluding handset sales.

The following table presents, at the dates and for the years indicated, selected statistical data relating to Telefónica Móviles’ operations in Rio de Janeiro and Espírito Santo:

	Year ended December 31,
	2000	2001	2002
Total customers (in millions at period end)	2.5	3.0	3.5
Pre-paid customers (in millions at period end)	1.5	2.0	2.4
Population in service territory (in millions at period end)	17.0	18.0	18.0

Network and Technology. Tele Sudeste’s licenses in Rio de Janeiro/Espírito Santo permit it to operate both an analog network and a digital network, which is based upon the CDMA standard. Tele Sudeste’s roaming agreements with other networks in Brazil and abroad enable its customers to make and receive calls throughout Brazil and in over 100 countries worldwide.

Tele Sudeste’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. Tele Sudeste believes that this spectrum is adequate for its requirements.

Tele Sudeste invested a total of approximately €573 million in building out and enhancing its network in Rio de Janeiro/Espírito Santo in 2000, 2001 and 2002. At December 31, 2002, its network in Rio de Janeiro/Espírito Santo consisted of 12 digital switching centers, 1,245 digital radio base stations, two dual capacity switching centers, six analog switching centers and approximately 599 analog base stations, giving coverage to over 87% of the population. Tele Sudeste’s network platforms were enhanced to enable it to offer wireless Internet, under the MoviStar e-moción brand, starting in July 2000. As part of Brasilcel’s marketing effort, all wireless internet services in Brazil have been rebranded Vivo Wap. In April 2002, Tele Sudeste began rolling out its 2.5G network, based on CDMA 1xRTT technology. Tele Sudeste does not anticipate making significant capital expenditures on its analog network in the future.

Competition. Competition has increased in the Rio de Janeiro/Espírito Santo region with the provision of new licenses. Tele Sudeste currently has three competitors in the Rio de Janeiro/Espírito Santo market for wireless communications services: Algar Telecom Leste S.A., or ATL, which is controlled by Telecom Americas Ltd; TNL PCS S.A., or Oi, which is controlled by Telemar; and Portale Rio Norte S.A., or TIM, which is controlled by TIM. ATL began operations in December 1998 using the TDMA D-AMPS digital standard. Oi began operations in June 2002 using GSM/GPRS technology. TIM began operations in September 2002 also using GSM/GPRS standards.

Rio Grande do Sul—Celular CRT Participações S.A.

Celular CRT, which has been operating under the brand name Vivo since April 2003, is, according to Telefónica Móviles’ estimates, the leading wireless operator in the Rio Grande do Sul region of Brazil with approximately 2.1 million customers at December 31, 2002, representing approximately 65% of the market. Brasilcel holds a 48.5% equity interest in Celular CRT, and 86.9% of the voting rights. The remaining ownership interest in Celular CRT is held, directly or indirectly, by us as well as various minority shareholders.

Celular CRT’s operations are conducted through its operating subsidiary Celular CRT S.A. Telefónica Móviles manages Celular CRT under a Services Agreement with TBS Celular Participações, S.A., which entitles Telefónica Móviles to an annual fee of 1% of Celular CRT’s net revenues, excluding handset sales.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Celular CRT’s operations in Rio Grande do Sul:

	Year ended December 31,
	2000	2001	2002
Total customers (in millions at period end)	1.4	1.8	2.1
Pre-paid customers (in millions at period end)	0.9	1.2	1.5
Population in service territory (in millions at period end)	10.0	10.0	10.0

Network and Technology. Celular CRT’s licenses in Rio Grande do Sul permit it to operate both an analog network and digital network, which is based upon the Time Division Multiple Access Standard, known as TDMA. Celular CRT’s roaming agreements with other networks in Brazil and abroad enable its customers to make and receive calls throughout Brazil and in over 100 countries worldwide. Celular CRT also plans to roll out a CDMA overlay in Rio Grande do Sul in 2003.

Celular CRT’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. Celular CRT believes that this spectrum is adequate for its requirements.

Celular CRT invested a total of approximately €227 million in building out and enhancing its network in Rio Grande do Sul in 2000, 2001 and 2002. At December 31, 2002, its network in Rio de Janeiro/Espírito Santo consisted of 12 dual capacity switching centers, 832 digital base stations and 113 analog base stations giving coverage to over 85% of the total population. These funds have been used to expand and enhance its digital network, to increase coverage, systems capacity and roll-out data services, among other things. In July 2000, Celular CRT launched wireless application protocol services under the MoviStar e-moción brand name. As part of Brasilcel’s marketing effort, all wireless internet services in Brazil have been rebranded Vivo Wap. Celular CRT does not anticipate making significant capital expenditures on its analog network in the future.

Competition. Celular CRT currently has two competitors operating in the Rio Grande do Sul market for wireless communications services: Telet S.A., which began operations in March 1999 and is owned by Telecom Americas, as well as other minority shareholders and TIM, which is controlled by TIM, was awarded a license in 2001 and began operations in 2002. In addition, Brasil Telecom was awarded a PCS license at the end of 2002. It is expected that they will commence operations in the third quarter of 2003.

Bahia/Sergipe—Tele Leste Celular Participações S.A.

Tele Leste Celular, which has been operating under the brand name Vivo since April 2003, is, according to Telefónica Móviles’ estimates, the leading wireless operator in the Bahia and Sergipe region of Brazil with approximately 973 thousand customers at December 31, 2002, representing 61% of the market. Brasilcel holds directly and indirectly 27.7% of the total equity of Tele Leste and 58.4% of the voting rights. Tele Leste Celular’s operations are conducted through its two operating subsidiaries, Telebahia Celular S.A. and Telergipe Celular S.A.I. Telefónica Móviles manages Tele Leste Celular’s two operating subsidiaries under management agreements that entitle it to 1% of net revenues, excluding handset sales.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Tele Leste’s operations in Bahia and Sergipe. Telefónica Móviles accounts for its interest in Tele Leste Celular under the equity method.

	Year ended December 31,
	2000	2001	2002
Total customers (in millions at period end)	0.7	0.8	1.0
Pre-paid customers (in millions at period end)	0.3	0.5	0.7
Population in service territory (in millions at period end)	15	15	15

Network and Technology. Tele Leste Celular operates both analog and digital networks. Tele Leste Celular’s digital network is based upon the CDMA standard. Tele Leste Celular invested a total of approximately €217 million in building out and enhancing its network in Bahia/Sergipe in 2000, 2001 and 2002. At December 31, 2002, Tele Leste Celular’s network consisted of four digital switching centers, 282 digital radio base stations, four analog switching centers and 252 analog base stations and 3 commuting cellular stations giving coverage to over 63% of the population. In July 2000, Tele Leste Celular launched wireless application protocol services under the MoviStar e-moción brand name. As part of Brasilcel’s marketing effort, all wireless internet services in Brazil have been rebranded Vivo Wap.

Competition. Tele Leste Celular competes with two operators in Bahia/Sergipe: Maxitel, which is controlled by Telecom Italia and launched its operations in April 1998; and Oi which is controlled by Telemar and launched its operations in June 2002. In November 2002, Telecom Americas also acquired a license to provide wireless services in Bahia/Sergipe. Telefónica Móviles expects Telecom Americas to provide wireless services in Bahia and Sergipe in late 2003.

Regulation

On December 4, 2002, ANATEL authorized the constitution of Brasilcel, the joint venture between Telefónica Móviles and Portugal Telecom, allowing the migration of Brasilcel’s operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel’s operators replaced all their old licensing titles with new SMP authorization titles. The old licensing titles were concessions, granted under the Cellular Mobile Service, or the SMC regime. The new SMP authorizations include the right of providing cellular services for an unlimited period of time but restrain the right of using the spectrum according to the schedule listed in the old licensing titles (Celular CRT until 2007, Telerj Celular until 2005, Telest Celular until 2008, Telebahia Celular and Telergipe Celular until 2008 and Telesp Celular until 2008). Spectrum rights can be renewed for a 15 year-period only once.

The wireless companies who operate pursuant to authorizations are subject to general obligations set forth by the National Agency for Telecommunications and to obligations pursuant to each authorization agreement concerning quality of service and network expansion and modernization.

Mobile Personal Service (SMP) Regulation

In November 2000, the National Agency for Telecommunications published regulations for the issuance of new SMP licenses to provide wireless communication services, using the 1800 MHz frequency band. New operators under SMP licenses will compete with existing SMC cellular operators in each region. ANATEL held auctions for SMP licenses during the first quarter of 2001 and 2002 in which some SMP licenses were awarded.

Band A and Band B cellular service providers have the option of exchanging their existing SMC concessions for SMP authorizations.

The main objectives of the new SMP regime are to facilitate both the consolidation of wireless operators and the convergence regulation.

SMP regulation has replaced the older SMC regime. Wireless operators must comply with the new SMP regulations after replacing their concession, with the following exceptions:

•	Operators will have until May 31, 2003 to adapt service plans;

•	Operators will have until July 6, 2003 to introduce carrier selection codes and implement call by call long distance carrier selection;

•	Operators will have until December 31, 2003 to introduce reverted charge pre-paid services;

•	Operators will have 180 days after replacing their concessions (SMC) to comply with SMP quality indicators; and

•	Operators should use the “bill and keep” interconnection payment method after July 31, 2004.

Sales and Marketing. Brasilcel has launched a unified brand, Vivo, in April 2003, helping to consolidate its leadership position in the regions where its companies operate. In addition, a new marketing campaign was launched in 2002 across all Brasilcel companies, including Tele Sudeste, under the name “A Coisa” targeting the younger segment of the market and promoting the use of voice, SMS and WAP.

Peru

Telefónica Móviles provides wireless services in Peru through Telefónica Móviles, S.A.C., or Telefónica Móviles Perú. Telefónica Móviles Perú is the leading wireless operator in Peru with approximately 1.2 million customers at December 31, 2002. Telefónica Móviles Perú has approximately 55.0% of the market share, according to our estimates.

In March 2001, as a preliminary step in the transfer to Telefónica Móviles of our wireless operations in Peru, we transferred to Telefónica Móviles an approximately 16.5% interest in Telefónica del Perú S.A.A. in exchange for 65,939,564 ordinary shares of Telefónica Móviles. In accordance with the resolution of the shareholders of Telefónica del Perú to divide the company along business lines, Telefónica del Perú spun-off its wireless operations in June 2001 in the form of shares of Telefónica Móviles, S.A.C. and its data operations. Telefónica Móviles agreed with other members of the Telefónica Group who were shareholders of Telefónica del Perú to exchange, following such spin-offs, the shares of such data operations that Telefónica Móviles received in its spin-off, as well as the shares Telefónica Móviles held in Telefónica del Perú, for the shares in Telefónica Móviles, S.A.C. that they received in its spin-off. Following the spin-off and share exchanges, and additional share purchases, Telefónica Móviles holds indirectly a 98.0% interest in Telefónica Móviles, S.A.C. and does not hold any interest in such data operations or Telefónica del Perú.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles Perú. Telefónica Móviles began consolidating Telefónica Móviles Perú in its combined financial statements as of January 1, 2001.

	Year ended December 31,
	2000(1)	2001	2002
Total customers (in millions at period end)	0.9	1.1	1.2
Pre-paid customers (in millions at period end)	0.7	0.9	1
Population in service territory (in millions at period end)	26	26	27

(1)	Information for this period has been provided based on the 12 months ended December 31, 2000.

The predecessor entity of Telefónica Móviles Perú commenced offering wireless services in Peru in 1993 with the launch of analog wireless services. In April 1997, the Telefónica Group launched the first pre-paid wireless service in Peru. In September 1997, the Telefónica Group launched digital wireless service in Peru under the MoviStar brand name, which has since become one of the most widely recognized brands in Peru.

Regulation. The Telecommunications Act (Texto Único Ordenado de la Ley de Telecomunicaciones) approved in 1993 (DS 13-93-TCC) and the General Regulations implementing the statute, approved in 1994 (DS 6-94-TCC 1994) are the legal framework for the telecommunications sector in Peru.

Wireless call rates are freely determined by each operator under the control of OSPITEL, the national regulatory body entity. Operators are free to set fixed-to-mobile per minute calling rates as well as mobile-to-mobile rates. However, operators must offer reasonable rates, under OSPITEL surveillance.

Although interconnection charges are negotiable, OSPITEL establishes a weighted average maximum charge for calls ending in a local area. This weighted average charge is determined based on comparable international rates and cost information furnished by the wireless operators and are based on an efficient-enterprise simulation.

Network and Technology. Telefónica Móviles Perú operates both analog and digital networks. Its digital network is based upon the CDMA standard. It has roaming agreements enabling Telefónica Móviles Peru’s contract customers to make and receive calls in over 140 countries, including most of the Americas.

Telefónica Móviles Perú’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. Telefónica Móviles Perú believes that this spectrum is adequate for its requirements.

Telefónica Móviles Perú invested approximately €126 million in building out and enhancing its network in 2000, 2001 and 2002. At December 31, 2002, its digital network consisted of six dual capacity switching centers and 318 base stations, providing coverage to over 50% of the population in its service territory. In October 2000, Telefónica Móviles Perú launched wireless application protocol services in Peru under the MoviStar e-moción brand name.

Telefónica Móviles Perú’s analog network has six dual capacity switching centers and 302 base stations, some of which also have dual capacity. Telefónica Móviles does not anticipate significant capital expenditures in the future on the Peruvian analog network.

Competition. According to Telefónica Móviles estimates, Telefónica Móviles Perú is the leading operator in the Peruvian market with 1.2 million customers representing approximately 54.9% of the market share. Telefónica Móviles Perú currently has three competitors in the Peruvian market for wireless communications service: BellSouth, which began providing wireless services in 1993; Stet Mobile Holdings, which obtained a GSM PCS license in March 2000 and subsequently launched its services under the TIM brand; and Nextel Peru, which began providing wireless services exclusive to the corporate sector since April 1999 and has recently begun providing residential services.

Argentina

Telefónica Comunicaciones Personales S.A. is, according to Telefónica Móviles’ estimates, the second largest wireless operator in Argentina with approximately 1.6 million customers at December 31, 2002, representing approximately 25% of the market share.

In January 2001, as a preliminary step in the transfer to Telefónica Móviles of the our wireless operations in Argentina, we transferred to Telefónica Móviles 15.1% of the common stock of Telefónica de Argentina S.A. in exchange for 174,863,364 ordinary shares of Telefónica Móviles. In accordance with the resolution of the shareholders of Telefónica de Argentina S.A. to divide the company along business lines, in November 2001 Telefónica de Argentina S.A. spun-off its wireless operations in the form of shares of Telefónica Comunicaciones Personales S.A. and its data operations. Telefónica Móviles previously had agreed with other members of the Telefónica Group who are shareholders of Telefónica de Argentina S.A. to exchange, following such spin-offs, the shares of such data operations that Telefónica Móviles receives in its spin-off, as well as the shares Telefónica Móviles holds in Telefónica de Argentina S.A., for the shares of Telefónica Comunicaciones Personales that they receive in the spin-off. Following the spin-offs and share exchanges, Telefónica Móviles holds a 97.9% interest in Telefónica Comunicaciones Personales S.A. and does not hold any interest in such data operations of Telefónica de Argentina S.A.

For a discussion of general macroeconomic conditions in Argentina, as well as the impact of the macroeconomic and political crisis in Argentina on our results of operations, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Operating Environment and Business Trends—Economic Situation in Argentina”.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Comunicaciones Personales. Telefónica Móviles began consolidating Telefónica Comunicaciones Personales in its combined financial statements as of January 1, 2001.

	Year ended December 31(1),
	2000(1)	2001(2)	2002
Total customers (in millions at period end)	1.7	1.8	1.6
Pre-paid customers (in millions at period end)	1.0	1.2	1.1
Population in service territory (in millions at period end)	37	37	38

(1)	Information for prior periods has been provided based on the 12 months ended December 31, 2000.
(2)	In the fourth quarter of 2001, the fiscal year end of Telefónica Comunicaciones Personales was changed from September 30 to December 31. As a result, Telefónica Móviles’ combined financial statements for the year ended December 31, 2001 incorporate the financial statements of Telefónica Comunicaciones Personales for year 2001 and three months (October to December) of the year 2000. Previously, Telefónica Móviles’ combined financial statements incorporated the financial statements of Telefónica Comunicaciones Personales according to its fiscal year, which ran from October 1 to September 31. This change does not give rise to material differences.

Telefónica Comunicaciones Personales provides wireless services in each of Argentina’s three service regions: Greater Buenos Aires; Southern Argentina; and Northern Argentina. In Greater Buenos Aires, the Telefónica Group commenced offering analog wireless services in 1993 under the Miniphone brand name through a company that it owned jointly with Telecom Argentina, an affiliate of France Telecom and Telecom Italia. In 1994, Miniphone launched digital wireless services in Greater Buenos Aires. In 1999 Telefónica Comunicaciones Personales and Telecom Personal divided Miniphone’s assets, including customers, between them and entered into an agreement which allows Telefónica Comunicaciones Personales and Telecom Personal to continue to operate in Greater Buenos Aires separately.

In Southern Argentina, the Telefónica Group launched wireless services through Telefónica Comunicaciones Personales in 1996 under the Unifón brand. In October 1997, the Telefónica Group launched pre-paid wireless services in Greater Buenos Aires and in May 1999 in Southern Argentina.

In Northern Argentina, Telefónica Comunicaciones Personales began offering wireless services in May 2000 following receipt of personal communication service, or PCS, licenses covering the three service regions. As a result, Telefónica Comunicaciones Personales is now a nationwide provider of wireless services.

Regulation. The National Telecommunications Law num. 19798 of 1972 (Ley Nacional de Telecomunicaciones) and in the specific regulations for each service including Governmental Decree 264/98 liberalized the telecommunications market in Argentina, extending until November 1999 the exclusivity in the provision of fixed-line telephony services by Telefónica de Argentina, and its sole competitor at that time, Telecom de Argentina, with a transitional period ending on November 2000.

In addition, in September 2000 Decree 764/00 was approved, establishing the provisions for the liberalization of the telecommunications services. This Decree provides the basis for regulating licenses, interconnection and network access and defines the universal service and the methods for financing it. Also regulated is the allocation of frequencies in the radioelectric spectrum.

The “calling party pays” system is in the process of being slowly introduced in Argentina. This system has not yet been introduced for mobile-to-mobile calls and for payphone to mobile calls. Nevertheless, mobile companies have signed private agreements beginning in 2003 and pay to each other traffic termination fees from the second quarter of 2003. Resolution 623/2002 established the benchmark rate for fixed-to-mobile termination under the calling party pays system. This benchmark takes into account the weighted average revenues and average traffic for all mobile operators.

Licenses granted to Mobile Celular Radio-communications Service, Mobile Telephony Service and Personal Communication Service operators do not preclude them from offering any other telecommunication services on a competitive basis although each of these operators is subject to specific regulations.

Network and Technology. Telefónica Comunicaciones Personales operates both analog and digital networks. Its digital network is based upon the TDMA standard. It has roaming agreements enabling its customers to make and receive calls in over 100 countries worldwide.

Telefónica Comunicaciones Personales’ licenses entitle it to 12.5 MHz of spectrum in the 800 MHz band and 30 MHz of spectrum in the 1900 MHz band in Greater Buenos Aires, 25 MHz of spectrum in the 800 MHz band and 20 MHz of spectrum in the 1900 MHz band in Southern Argentina and 40 MHz of spectrum in the 1900 MHz band in Northern Argentina. Telefónica Móviles believes that Telefónica Comunicaciones Personales’ spectrum is adequate for its requirements.

Telefónica Comunicaciones Personales invested a total of approximately €551 million in building out and enhancing its digital network in Argentina in 2000, 2001 and 2002. In 2002, Telefónica Comunicaciones Personales adjusted its investments to market conditions, resulting in a total investment under €3 million. In December 2000, Telefónica Comunicaciones Personales launched wireless application protocol services in Argentina.

At December 31, 2002, its digital network in Argentina consisted of 32 switching centers and 1,314 base stations giving coverage over 90% of the population. Telefónica Comunicaciones Personales’ network has dual capacity so that the analog network has the same number of switching centers and base stations as the digital network. We do not anticipate significant capital expenditures on Telefónica Comunicaciones Personales’ analog network in the future.

Competition. Telefónica Comunicaciones Personales’ currently has three competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by France Telecom and Telecom Italia through Telecom Argentina, BellSouth’s Movicom and CTI Móvil.

Mexico

Telefónica Móviles holds 92.0% of Telefónica Móviles Mexico, which is Mexico’s second largest wireless operator, with over 2.4 million customers. Telefónica Móviles Mexico owns licenses for the entire Mexican territory.

The companies making up Telefónica Móviles Mexico were acquired by Telefónica Móviles in two steps :

1) Acquisition of Northern Operators. In July 2001, we transferred to Telefónica Móviles the four wireless operators in Northern Mexico that we had acquired from Motorola, Inc. (Bajacel, Movitel, Norcel and Cedetel). We had acquired such operators from Motorola, Inc. in exchange for an aggregate of U.S.$1,835.5 million in our shares and U.S.$10.5 million in cash, and transferred them to Telefónica Móviles in exchange for approximately 203 million of Telefónica Móviles’ ordinary shares.

2) Acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and Formation of Telefónica Móviles Mexico. On April 26, 2002, Telefónica Móviles signed agreements to purchase 65.2% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso owns licenses to operate on a nationwide basis. In connection with this agreement, Telefónica Móviles also agreed with the Burillo Group, who held a 34.8% interest in Pegaso at the time of the acquisition, to contribute Telefónica Móviles’ interests in Pegaso and its other Mexican operators and with Burillo Group’s interest in Pegaso into a new holding company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, Telefónica Móviles acquired a 65.2% holding in Pegaso for $92.9 million. In accordance with Telefónica Móviles’ agreement with the Burillo Group, on September 10, 2002 Telefónica Móviles contributed its interest in Pegaso and its other Mexican operators (Bajacel, Movitel, Norcel and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico. Telefónica Móviles holds a 92.0% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8.0%.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ Mexican operators. Telefónica Móviles began consolidating its Mexican operators in its combined financial statements as of July 1, 2001.

	July 1 to December 31,	Year ended December 31
	2001(1)	2002(1)
Total customers (in millions at period end)	1.2	2.4
Pre-paid customers (in millions at period end)	1.0	2.1
Population in service territory (in millions at period end)	21.3	102

(1)	The figures for fiscal year 2001 include only Telefónica Móviles’ four Northern Mexican operators. The figures for fiscal year 2002 include the four Northern Mexican operators and, from September 10, 2002, Pegaso.

Regulation. Telecommunications services in Mexico are regulated by the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) enacted in 1995 (D.O.F.7/6/95), as well as specific service regulations. Since the Federal Telecommunications Law came into effect, allocation of radio spectrum frequency bands for certain uses is conducted through public auctions. There is currently under way a review of telecommunications legislation in which such critical topics as the autonomy of the regulator, interconnection and foreign investments will be revised.

Mexican telecommunications law obliges all network concession holders to sign interconnection agreements when another operator so requests. The interconnection agreements must be freely negotiated between the parties on a non-discriminatory basis and signed within a maximum of 60 days after one of the operators seeks the agreement. The interconnection agreements must be registered in the telecommunications registry and those reached with foreign network operators require prior authorization from the Secretaría de Comunicaciones y Transportes.

Since May 1, 1999 the calling party pays system applies exclusively to the local service (for calls established between exchanges within the same local area) although the user has the option of maintaining the Receiving Party Pays system and pay for incoming calls to his mobile phone.

The interconnection tariffs for domestic and international long distance, local telephony and cellular and wireless telephony services under the CPP formula have been established by COFETEL, since Telmex and the local and long distance operators have generally been unable to reach agreement for the interconnection rates. In December 2001, however, COFETEL announced that Telmex and various long distance carriers reached an agreement on the interconnection rates payable by the operators to Telmex for use of its local network, effective as of January 1, 2002. According to COFETEL, the arrangement is in line with the costs of the network used to offer the service and international practices.

Except in the case of Telmex (dominant operator in different relevant markets), the telecommunications services tariffs applied to customers are not regulated.

Network and Technology. Telefónica Móviles Mexico offers both analog and digital networks. Their digital networks are based upon the CDMA standard. At December 31, 2002, Telefónica Móviles Mexico’s digital network in Mexico consisted of 18 switching centers and 1,630 base stations, including both digital and analog base stations, giving coverage to more than 40% of the population.

Telefónica Móviles Mexico has decided to adopt the GSM standard for its networks and began the rollout of a GSM network on a nationwide basis during 2003. Telefónica Móviles Mexico expects that by the end of 2003 its GSM network will cover Mexico’s principal cities. The investment in networks by Telefónica Móviles’ four Northern Mexican operators from July 2001 until the year ended 2002 and by Pegaso from September 2002, the date of acquisition, to the year ended 2002 was approximately €177 million.

In each of the regions in which Telefónica Móviles Mexico operates, it holds licenses of 20 MHz of spectrum on the 800 MHz band, and 30 MHz and 10 MHz of spectrum on the 1900 MHz band. Telefónica Móviles Mexico believes this spectrum is adequate for its likely requirements in these regions.

Competition. Telefónica Móviles Mexico competes with various operators at a national level, most of which are subsidiaries of larger international telecommunications companies. The principal competitor of Telefónica

Móviles Mexico is Telcel, which is controlled by América Móvil. The other competitors of Telefónica Móviles Mexico are: Iusacell, which is controlled by Verizon and the Vodafone group; and Unefon, which is controlled by TV Azteca, Moisés Saba Masri and Nextel (wholly-owned by Nextel International Inc). The Salinas Group, which owns Unefon through TV Azteca, has announced the signing of an agreement with the majority shareholders of Grupo lusacell S.A. de C.V. to acquire 100% of its shares by means of a public exchange offer.

Chile

Although we may elect to do so in the future, we have chosen not to transfer our wireless operations in Chile to Telefónica Móviles at this time due to business considerations relating to the minority shareholders of that operation. Telefónica Móviles instead manages our wireless operations in Chile pursuant to a letter of intent with Telefónica Móvil de Chile S.A., which will serve as the basis for negotiations of a definitive management agreement.

Our Chilean wireless operator, which operates under the trade name Telefónica Móvil, had approximately 1.8 million customers at December 31, 2002 which, according to Telefónica Móvil’s estimates, accounted for 30.4% of the overall mobile telephony market.

The following table presents, at the dates and for the period indicated, selected statistical data relating to Telefónica Móvil.

	Year ended December 31,
	2000	2001	2002
Total customers (in millions at period end)	1.2	1.6	1.8
Pre-paid customers (in millions at period end)	0.9	1.2	1.4
Population in service territory (in millions at period end)	15.3	15.5	15.2

Regulation. In 1999 the Ministry of Transport and Telecommunications set prices and tariffs for interconnection services provided to the four mobile telephony operators. The interconnection tariffs are based on the incremental cost of development or on long-term marginal costs. As a result, the calling-party-pays system began operating in March 1999 for mobile telephony, for determining the access charge (network use) which mobile operators can charge to fixed-line operators for a call ending in their networks. This access charge can then be passed on to its customers. The process of setting new mobile telephone interconnection tariffs is currently in progress and new decrees are expected to be issued in early 2004.

Network and Technology. Telefónica Móvil operates a fully digital nationwide network based upon the TDMA standard. It has roaming agreements enabling its contract customers to make and receive calls in over 100 countries, including most of the Americas.

Telefónica Móvil’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band.

In 2002, Telefónica Móvil acquired two nationwide bands of 10 MHz each in the 1900 MHz mobile frequency (PCS), which it is developing with GSM/GPRS technology. GSM service was launched in April 2003. Over these networks, Telefónica Móvil’s customers will have access to roaming in over 140 countries.

Competition. Telefónica Móvil currently has three competitors in the Chilean market for wireless communications service: Entel PCS, an affiliate of Telecom Italia, Bell South, and Smartcom, an affiliate of Endesa, S.A.

Central America

Telefónica Móviles provides wireless services in El Salvador and Guatemala through TES Holdings, S.A. and TCG Holding, S.A., respectively. These holding companies hold its interests in Telefónica Móviles El Salvador, S.A. de C.V., and Telefónica Centroamérica Guatemala, S.A. de C.V., Telefónica Móviles’ operators in these two countries.

Telefónica Móviles manages Telefónica Móviles El Salvador and Telefónica Centroamérica Guatemala in exchange for an annual fee of 9% of operating profits of each operating company.

In August 2001, Telefónica Móviles entered into an agreement with Mesotel de Costa Rica, S.A., a subsidiary of Mesoamérica Telecom, to acquire its direct and indirect interests in Telefónica Móviles El Salvador, Telefónica Centroamérica Guatemala, Telca Gestión, S.A. and Telca Gestión Guatemala, S.A., and other companies in which Telefónica Móviles had shared holdings, in exchange for approximately 21.9 million of Telefónica Móviles’ ordinary shares. In January 2002 Telefónica Móviles amended this agreement and acquired one-third of Mesotel de Costa Rica, S.A.’s interests in exchange for 7.3 million of Telefónica Móviles’ ordinary shares. The remaining two-thirds were transferred by Group Mesotel in July 2002 for the remaining 14.6 million of Telefónica Móviles’ ordinary shares. Telefónica Móviles subsequently holds through TES Holdings S.A. and TCG Holdings S.A. a 90.3% indirect interest in Telefónica Móviles El Salvador and a 100% indirect interest in Telefónica Centroamérica Guatemala.

El Salvador

Telefónica Móviles provides wireless services in El Salvador through Telefónica Móviles El Salvador S.A. de C.V., the second largest of the three wireless operators in El Salvador, with approximately 231 thousand customers at December 31, 2002, representing 35% of the market. Telefónica Móviles’ indirectly holds a 90.3% interest in Telefónica Móviles El Salvador.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ operations in El Salvador:

	Year ended December 31,
	2000	2001	2002
Total customers (at period end)	230,319	238,605	230,856
Pre-paid customers (at period end)	83,292	91,293	160,266
Population in service territory (in millions at period end)	6.2	6.3	6.8

Telefónica Móviles El Salvador commenced offering digital wireless services in El Salvador in December 1998 under the MoviStar brand name. In addition to wireless services, Telefónica Móviles El Salvador also provides fixed-line telephone services through Telefónica Multiservicios, a joint venture between Telefónica Móviles El Salvador and Amnet, an international communications provider in El Salvador. Telefónica Móviles El Salvador may enter in the future into an agreement with us or our affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Móviles El Salvador holds in El Salvador.

Network and Technology. The digital network of Telefónica Móviles in El Salvador is based upon the CDMA standard. Telefónica Móviles El Salvador’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. During 2000, 2001 and 2002, Telefónica Móviles El Salvador invested a total of approximately €127 million in building out and enhancing its networks in El Salvador, including €12.7 million in 2002. At December 31, 2002, the digital network of Telefónica Móviles in El Salvador, consisted of two switching centers shared by the fixed-line and mobile networks and 130 base stations giving coverage to over 77% of the population. Telefónica Móviles El Salvador will continue investing in order to continue the build out and rollout of its network. In August 2000, Telefónica Móviles El Salvador launched wireless application protocol services in El Salvador under the MoviStar e-moción brand name.

Competition. Telefónica Móviles El Salvador currently competes in the El Salvador market for wireless communications service with Telemóvil, which is controlled by Millicom, CTE Telecom, which is controlled by France Telecom and Digicel controlled by Digicel Holding.

Guatemala

Telefónica Móviles provides wireless services in Guatemala indirectly through its wholly-owned subsidiary Telefónica Centroamérica Guatemala. Telefónica Centroamérica Guatemala had approximately 97 thousand active customers in Guatemala at December 31, 2002, representing approximately 13% of the market.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ operations in Guatemala:

	Year ended December 31,
	2000	2001	2002
Total customers (at period end)	141,915	156,178	97,089
Pre-paid customers (at period end)	22,597	31,309	48,865
Population in service territory (in millions at period end)	12.0	12.3	12.9

Telefónica Centroamérica Guatemala commenced offering digital wireless services in Guatemala in October 1999 under the MoviStar brand name. Telefónica Centroamérica Guatemala also provides fixed-line public telephone service, data and long distance services in Guatemala. Telefónica Centroamérica Guatemala may in the future enter into an agreement with Telefónica or its affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Centroamérica Guatemala holds in Guatemala.

Network and Technology. In Guatemala, Telefónica Centroamérica Guatemala operates a digital network, which is based upon the CDMA standard. Telefónica Centroamérica Guatemala’s license entitles it to 30 MHz of spectrum in the 1900 MHz band. In 2000, 2001 and 2002, Telefónica Centroamérica Guatemala invested a total of approximately €123 million in building out and enhancing its network in Guatemala. At December 31, 2002, Telefónica Centroamérica Guatemala’s digital wireless network consisted of two switching centers and 221 base stations giving coverage to over 81% of the population. In August 2000, Telefónica Centroamérica Guatemala launched wireless application protocol services in Guatemala under the MoviStar e-moción brand name.

Competition. Telefónica Móviles currently has three competitors in the Guatemala wireless market: Telgua, which is controlled by Telmex; Comcel, which is controlled by Millicom; and BellSouth, which commenced operations in the fourth quarter of 2000. Comcel began operations in Guatemala in 1989, and Telgua began operations in 1999.

Puerto Rico

We plan to transfer to Telefónica Móviles our investment in NewComm Wireless Services, Inc., a Puerto Rican wireless operator with approximately 169 thousand customers at December 31, 2002. This investment has been made through several convertible notes in an aggregate amount of U.S.$54.0 million that are convertible into up to 49.9% of the capital stock of NewComm Wireless, subject to receipt of necessary U.S. regulatory authorizations. Any conversion of the convertible notes into NewComm Wireless’ capital stock that would result in a foreign company acquiring more than 25% of such stock requires the approval of the FCC. Our interest in NewComm Wireless is held indirectly, through Telefónica Larga Distancia.

The transfer of the convertible notes from us to the Telefónica Móviles Group is expected to be completed in 2003. Once the convertible notes have been transferred, Telefónica Móviles plans to convert the notes into 49.9% of the capital stock of NewComm Wireless subject to the approval of the FCC. In addition, with a view to holding a controlling interest in NewComm Wireless Services, we have entered into an agreement with ClearComm to purchase a further 0.2% interest in NewComm Wireless Services. We also intend to transfer this additional right to purchase a 0.2% interest to the Telefónica Móviles Group. Telefónica Móviles currently manages the day-to-day operations of NewComm Wireless.

Puerto Rico has a population of approximately four million people, with income per capita levels similar to Spain, and a wireless market penetration rate of approximately 33.4% at December 31, 2002. NewComm Wireless commenced operations in late September 1999. NewComm Wireless operates a CDMA standard digital network, which consists of one switching center and approximately 152 base stations at December 31, 2002. In July 2000, NewComm Wireless launched wireless application protocol, or WAP, services under the MoviStar e-moción brand. NewComm Services currently has five competitors: Cellular One, which is controlled by SBC Communications; Celulares Telefónica, controlled by Verizon; Centennial, which belongs to Centennial Cellular Corp USA; Suncom, which belongs to AT&T Wireless; and Sprint PCS.

Rest of Europe

Telefónica Móviles began its expansion in Europe by participating in the award processes of UMTS licenses in 2000. Telefónica Móviles, directly or through consortia with other international and local partners, were awarded UMTS licenses in Germany, Italy, Austria and Switzerland. The financial, technological, competitive and regulatory changes that have taken place in the market since then resulted in its reviewing its European strategy. In 2002, Telefónica Móviles updated the valuations of the business plans of its UMTS operators in Germany, Austria, Switzerland and Italy after the business plans were assessed by the company and by independent experts, in order to reflect the additional delays expected by the sector regarding commercial availability of the UMTS technology and the consequent delay in revenue generation.

Based on the assessments obtained, taking into account that in Germany, Austria and Switzerland the coverage requirements in the licences might come into force earlier than in Italy, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided to fully write off the book value of its investments in Germany, Austria and Switzerland. Regarding its investment in Italy, Telefónica Móviles estimated the value of the UMTS license of IPSE 2000, S.p.A. at €300 million, €136 million of which represents Telefónica Móviles’ investment in IPSE 2000. Accordingly, at December 31, 2002, a net loss of €4,958.2 million was recorded in the Telefónica Group’s combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries.

In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. For these reasons, based on current business plans analysed to date, Telefónica Móviles believes it should be possible to recover the remaining value assigned to the license. In addition, license awardees which were not operating formerly in Italy received 5 MHz of additional spectrum for €827 million and could avail themselves of a deferred payment arrangement. The €827 million cost of the additional spectrum was included in the value of the license prior to the write-down for accounting purposes. The IPSE 2000, making use of its right to return, has returned this additional spectrum with a view to set-off the €827 million cost against the original license payment. The Italian Ministry of Communication, however, has notified us, that they consider that the return of such additional spectrum to be a unilateral modification of the conditions of the UTMS license, which would require IPSE 2000’s €827 million obligation with respect to the additional spectrum to remain in force. IPSE 2000 is challenging the decision of the Italian Ministry of Communication.

Germany

In August 2000, Group 3G in which Telefónica Móviles holds a 57.2% interest, was awarded a UMTS license in Germany through its subsidiary Group 3G UMTS GmbH for a total purchase price of €8,471 million. Telia Sonera, the leading Finnish wireless communications company, holds the other 42.8% interest in Group 3G through Sonera 3G Holding B.V. Telefónica Móviles’ pro rata share of the total purchase price for the UMTS license was €4,845 million. This license expires on December 31, 2021. The license allocation rules neither explicitly permit nor exclude an extension period upon expiration. Group 3G was also awarded a class 3 license, which allows it to deploy a proprietary telecommunications infrastructure.

Under the UMTS license, Group 3G was allocated frequency packages of two paired, or two-way, 5 MHz channels and one unpaired, or one-way, 5 MHz channel. Group 3G can use these frequencies within the license territory, unless there is a need to coordinate with other users or the same or bordering frequencies.

Under Telefónica Móviles UMTS license, Telefónica Móviles is required to meet certain coverage targets. Specifically, it must reach 25% of the population by year-end 2003 and 50% of the population by year-end 2005. If Telefónica Móviles does not meet the minimum coverage requirements by the date set in the licenses, the respective regulatory authorities could suspend, change or revoke the terms of the licenses.

The financial, technological, competitive and regulatory changes that have taken place in the market since Group 3G was awarded a license resulted in Telefónica Móviles reviewing its strategy in Germany. Accordingly, in July 2002, Telefónica Móviles decided to halt its commercial activities in Germany as a GSM/GPRS mobile virtual operator (MUNO) and commission independent experts to assess the business plan of the UMTS operator in Germany.

As a consequence of the restructuring of these operations, Group 3G disconnected all of its customers and transferred them to T-Mobil and ended all its commercial relationships, including its roaming agreement with E-Plus. Our operations in Germany now have a minimal structure and are awaiting changes in market conditions and improvements to the initial licensing terms and conditions. Other than write-down of the investment, Group 3G is focusing its activities on maximizing value for its UMTS license.

Agreements. Under Telefónica Móviles’ shareholders agreement with Telia-Sonera (as amended in November 2001), upon a change of control of either party that results in that party being controlled by a competitor of the other party, a call right is triggered under which the party which was not the subject of the change of control may, provided that it holds more than 50% of Group 3G, purchase the other party’s interest. In addition, the shareholders’ agreement provides that, if the acquiring competitor holds a UMTS license in Germany and the German regulator issues an order stating that it will revoke Group 3G’s license unless the party subject to the change of control divests from Group 3G, this party may, provided that it holds less than 51% of Group 3G, compel the party not affected by the change of control to acquire its interest in Group 3G at fair market value, as determined by an independent expert.

Italy

In October 2000, the IPSE 2000 consortium, in which Telefónica Móviles holds a 45.6% interest, won an auction for a UMTS license in Italy for a total payment of €3,269 million, of which Telefónica Móviles’ pro rata share is €1,491 million. Approximately €2 billion was paid upon award of the license in October 2000, and the balance is payable over a ten-year period. We also have an additional indirect 4.1% interest in IPSE 2000 through our holding in Atlanet, an Italian company. Telefónica Móviles’ partners in this consortium include the following: Telia Sonera, its partner in Group 3G in Germany which has a 12.55% interest; Banca di Roma, which has 10%; Xera, a technology company, which has 5%; Syntek, a financial company with strategic investments in the technology field, which has 4.8%; Acea, an Italian multi-utility company, which has 3.96% through Altanet; Fiat, which has 3.96% through Altanet; Montedison, which has 5%; e-planet, which has 0.5%; and 29 other Italian partners, which have an aggregate of 4.55%.

Under this license, IPSE 2000 has been allocated frequency packages of two paired, or two-way, 15 MHz channels. In addition, license awardees which were operating formerly in Italy received 5 MHz of additional spectrum which has been returned by IPSE 2000. This license expires on December 31, 2022 and may be extended, subject to the submission of a request six months prior to the expiration, for additional twenty year periods.

Under the UMTS license, Telefónica Móviles is required to meet certain coverage targets. Specifically, it must reach all regional capitals by July 1, 2004, all provincial capitals by year-end 2007, the region of Camarra by year-end 2005 and eighteen cities by year-end 2006. If Telefónica Móviles does not meet the minimum coverage requirements by the date set in the licenses, the respective regulatory authorities could suspend, change or revoke the terms of the licenses.

In 2002, the IPSE 2000 board of directors resolved to restructure the company’s activities in line with the decision adopted in the company’s new business plan of launching services in the market only when UMTS technology is commercially available and both the market and regulatory conditions are favourable.

By the end of 2002, IPSE 2000 cut its workforce by 70% with respect to the beginning of the year and had cancelled most of its commercial agreements. IPSE 2000 remains committed to focusing on changes in the regulatory environment, with a view towards becoming more flexible in managing its spectrum.

Agreements. Under the terms of Telefónica Móviles’ consortium agreement in Italy (as amended on January 30, 2002), a change of control affecting Sonera and a finding by the Italian regulator that such change of control would be prejudicial to the holding of Telefónica Móviles’ UMTS license and that, consequently, the person acquiring such control cannot hold an interest in the consortium, would trigger a right for Telefónica Móviles to purchase Telia Sonera’s interest and a right for Telia Sonera to sell its interest to Telefónica Móviles, in both cases at terms agreed upon between the parties at such time.

Austria and Switzerland

In November 2000, Telefónica Móviles was awarded a UMTS license in Austria at a cost of €117 million. In December 2000, Telefónica Móviles won an auction for a UMTS license in Switzerland for a total payment of €32.5 million. Telefónica Móviles holds a 100% interest in these licenses.

Telefónica Móviles was awarded one out of six UMTS licenses in Austria. Under this license, Telefónica Móviles has been allocated frequency packages of two paired, or two-way, 5 MHz channels within the designated frequency spectrum. Operation pursuant to each frequency is subject to authorization from the relevant telecommunications authority. Telefónica Móviles can use these frequencies within the license territory. Restrictions on usage in border areas will be determined pursuant to the authorization to operate each frequency. This license expires on December 31, 2020. UMTS licenses in Austria can be renewed without limitation, either in duration or how often. Limitations on the duration of licenses may be imposed only when necessary due to scarce resources. Under the UMTS, Telefónica Móviles is required to meet certain coverage targets. Specifically, it must reach 25% of the population by year-end 2003 and 50% by year-end 2005. If Telefónica Móviles does not meet the minimum coverage requirements by the date set in the license, the respective regulatory authorities could suspend, change or revoke the terms of the license, or impose a penalty.

Telefónica Móviles has been awarded a UMTS license in Switzerland. Under this license, Telefónica Móviles will be allocated frequency packages of two paired, or two-way, 15 MHz channels and one unpaired, or one-way, 5 MHz channel within the designated frequency spectrum. This license expires on December 31, 2016, and may be extended subject to the submission of a request to the Federal Communications Commission prior to December 31, 2014 and can be renewed for additional fifteen year periods.

Under the UMTS license, Telefónica Móviles is required to meet certain coverage targets. Specifically, it must reach 50% of the population by year-end 2004. If Telefónica Móviles does not meet the minimum coverage requirements by the date set in the license, the respective regulatory authorities could suspend, change or revoke the terms of the license.

Telefónica Móviles began to implement restructuring plans for its Austrian and Swiss operations in the second half of 2002. These were finalized in both countries in 2002 and the various commercial agreements entered into up to then had been cancelled.

Telefónica Móviles’ operations in Austria and Switzerland now have a minimal structure and are awaiting changes in market conditions and improvements to the initial licensing terms and conditions. Other than the write-down of these investments, the companies in Austria and Switzerland are focusing their activities on maximizing value for their UMTS licenses.

Wireless Internet and Data Initiatives

Wireless Internet

In June 2000, Telefónica Móviles launched MoviStar e-moción, its wireless Internet service provider in Spain. MoviStar e-moción offers Telefónica Móviles’ customers wireless access to the Internet, including the ability to browse any wireless application protocol site and access to a broad and fast growing menu of links to wireless content providers, which, in the case of Spain, number more than 210 at December 31, 2002. It also offers customers the ability to access preconfigured links to wireless application protocol and universal resource locator sites with sub-levels that offer customization options. Most of Telefónica Móviles’ operating companies (Brazil, Argentina, Peru, El Salvador, Guatemala, Morocco and Puerto Rico) have launched MoviStar e-moción or similar services under different brands such as Vivo Wap in Brazil.

Terra Mobile—Wireless Portal

Telefónica Móviles has acquired in the second quarter of 2003 from Terra Networks its remaining interest in Terra Mobile, increasing Telefónica Móviles’ interest in Terra Mobile to 100%. Terra Mobile will be incorporated into Telefónica Móviles’ operating structure to support the development of MoviStar e-moción by assisting content and service providers in extending their product offerings over wireless networks.

Wireless Data Services

In Spain, Telefónica Móviles’ wireless data services include SMS, MMS and internet access via personal computers and PDAs. In other markets such as Brazil and Peru, Telefónica Móviles has already launched high speed data services based on technologies such as CDMA 1XRTT.

In November 2001, Telefónica Móviles España together with Ericsson, Hewlett Packard and the regional government of Cataluña created Tempos21, Innovación en Aplicaciones Móviles, S.A., with the objective of conducting research and development on wireless services and applications based on the GSM, 4PRS and UMTS standards or other technologies that may be developed. Tempos21 which began operations in 2002, is developing, implementing and managing wireless internet related products and other wireless services and applications for enterprises (B2B and B2B2C). Tempos21 also provides consulting services and develops integrated solutions for the aforementioned sectors, Telefónica Móviles España holds a 38.5% interest in Tempos21.

Telefónica Móviles is jointly developing with other companies a new, simple, fast, low cost and secure mobile payment system that, under the Mobipay brand, offers merchants and customers the capability for onsite (in person) or remote automated transactions including vending machines, for personal money transfers, micropayments and for value added services like electronic invoicing.

On May 30, 2001, Telefónica Móviles, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate their respective mobile payment systems to form a single mobile payment standard for the Spanish market.

In addition, on February 26, 2003, Telefónica Móviles, Orange, T-Mobile and Vodafone signed an agreement for the creation of the Mobile Payment Services Association which will operate under the brand name Simpay. The objective of the association is to promote an open solution under one common brand for payments through mobile phones, that would be compatible with the networks of the different operators. This system would be available in several countries, and would complement other systems that already exist in the telecommunications sector.

Fixed-Line Telecommunications Services in Latin America—Telefónica Latinoamérica

Our fixed-line telecommunications services business in Latin America is conducted through Telefónica Latinoamérica. The following tables set forth information with respect to the fixed-line telecommunications services provided by the principal telecommunications operators that are members of the Telefónica Latinoamérica group. Information is given as of December 31, 2002, unless otherwise specified.

Company	Country	Population at December 31, 2002(1)	Principal Fixed-Line Telecommunications Services Provided	Competition
		(millions)
Telecomunicações de São Paulo–TELESP	Brazil	38.0	Basic telephony Domestic and International long-distance Public telephony, Internet, Radio search services Value-added services	All existing telephone services in Brazil are open to free competition.

Compañía de Telecomunicaciones de Chile	Chile	15.2	Basic telephony Domestic and International long-distance Public telephony, Internet, Radio search services, ISP Value-added services	All existing telephone services in Chile are open to free competition.

Telefónica de Argentina	Argentina	38.0	Basic telephony Domestic and International long-distance Public telephony, Internet,	All existing telephone services in Argentina are open to free competition.

Company	Country	Population at December 31, 2002(1)	Principal Fixed-Line Telecommunications Services Provided	Competition
		(millions)
			Radio search services, ISP Value-added services

Telefónica del Perú	Peru	26.5	Basic telephony Domestic and International long-distance Public telephony, Internet, Radio search services, ISP Value-added services, Cable TV	All existing telephone services in Peru are open to free competition, except for new PCS licenses which have been awarded on an exclusive basis for a three-year period.

Telefónica Larga Distancia de Puerto Rico	Puerto Rico	4.0	Long-distance services	Open to free competition.

(1)	Population of coverage area.

The following table sets forth ownership and management information as of December 31, 2002 regarding the principal telecommunications operators that are members of the Telefónica Latinoamérica group.

Company	Year Acquired	Interest	Management
Telecomunicações de São Paulo–TELESP	1998	87.4%	Telefónica Latinoamérica manages Telesp pursuant to a management contract.

Compañía de Telecomunicaciones de Chile	1990	43.6%	Telefónica Latinoamérica appoints a majority of board members.

Telefónica de Argentina	1990	98.1%	Telefónica Latinoamérica controls Telefónica de Argentina through its stake in COINTEL. In addition, Telefónica Latinoamérica manages Telefónica de Argentina pursuant to a management contract.

Telefónica del Perú	1994	97.1%	Telefónica Latinoamérica appoints a majority of board members and manages Telefónica del Perú pursuant to a management contract.

Telefónica Larga Distancia de Puerto Rico	1992	98.0%	Telefónica Latinoamérica appoints a majority of board members.

Brazil

Telecomunicações de São Paulo—Telesp

Telesp provides fixed-line and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government. We acquired our initial interest in Telesp in 1998 as part of a consortium that acquired a majority interest in Telesp in connection with the restructuring of Telebrás, the former Brazilian state-owned telecommunications monopoly. In mid-2000, we completed an exchange offer for the Telesp shares and ADSs held by minority investors. In July 2000, we agreed to exchange our interest in Portelcom Participações S.A., the holding company which controls Telesp Celular, for Portugal Telecom’s minority interest in SP Telecomunicações S.A., the holding company through which we control Telesp. In addition, we paid an aggregate of approximately U.S.$60 million to Portugal Telecom pursuant to the terms of the agreement. In December 2001, we acquired an additional 3.5% of SP Telecomunicações S.A. from the Iberdrola group.

At December 31, 2002, Telesp managed approximately 12,506.0 million access lines in service, representing a decrease of 0.9% from 12,616 million in 2001 due to a slight reduction in lower revenue-producing lines following an increase in 2001 due to the achievement of targets set by the Brazilian regulator. In 2002, the digitalization of Telesp’s network increased to 96% and its productivity ratio increased to 1,314 lines in service per employee at December 31, 2002 from 1,192 lines in service per employee at December 31, 2001, principally due to workforce reductions in 2002. At December 31, 2002, Telesp had 333.3 thousand ADSL lines, a 68.1% increase from 198.3 thousand lines in 2001. At year-end 2002, 83% of Telesp’s network had ADSL services.

The following table provides information with respect to Telesp’s fixed-line telecommunications network at and for the periods indicated.

	At December 31,			Percentage Increase/(Decrease)
	2000	2001	2002	2001-2002
Lines installed (thousands)	12,480	14,347	14,356	0.1%
Lines in service (thousands)*	10,596	12,616	12,506	(0.9%)
Penetration rate in São Paulo	29.5%	33.8%	32.9%	(0.9%)
Lines in service per employee	790	1,192	1,314	10.3%
Average months between application and installation	12	0.5	0.1	(82.0%)

*	A change in the calculation of equivalent lines in service was introduced at the beginning of 2003. This new criterion introduces a different treatment of ISDN Primary Accesses and 2/6 Accesses for PBX and Ibercom. These will be restated by accounting the number of channels per access (30), instead of the extensions making use of them, as was used before. In addition, ADSL (x1) will be included. This change will bring about a better calculation of the number of equivalent lines, as it will serve as a lever for understanding both the trends of revenue and minutes over time and evolution of activity for maintenance of lines in service. This change does not imply any modification to financial data of the Company. The figures shown above have not been restated in accordance with the new criteria.

Telesp is subject to competition for local telephone services from a “mirror” license holder, who was granted rights similar to those granted to Telesp as part of the privatization of Telebrás. It is subject to competition for interprovincial long-distance services from a “mirror” license holder, Embratel and Embratel’s “mirror” license holder.

Regulation. In 1996 the Minimum Law (Ley Minima) was published, establishing the separation between fixed-line and mobile services in each of the regional monopolies, as a preliminary step towards the privatization of fixed-line and wireless operating companies. The law also initiated the process for awarding the new mobile telephony licenses (Band B). This regulation was complemented by the Regulation of the Cellular Mobile Service CMS—Decree 2056/96 (Reglamento del Servicio Móvil Celular) and “General Telecommunications Standards num. 20 to 28”, which regulate telecommunications services. In 1997 the General Telecommunications Law 9472/97 (Ley General de Telecomunicaciones) was enacted and the regulatory body for the Brazilian telecommunications market (ANATEL) was created. The General Objectives Plan (PGO) set January 1, 2002 as the deadline for the liberalization of the authorization process for fixed-line telephone services in Brazil. The operators who accelerated the achievement of their targets to 2001 could apply for new long-distance licenses in 2002. Telesp was the first operator in Brazil to achieve these liberalization targets and commenced providing long-distance services in 2002.

The concession agreement under which Telesp operates to provide local services ends in December 2005. Telesp is entitled to a twenty year extension if it communicates its intention to extend the agreement to ANATEL, the Brazilian telecommunications regulator, by June 2003. As of the date of this Annual Report, Telesp is negotiating with ANATEL the extension of the concession agreement.

In July 2002, ANATEL approved an 8.3% increase in tariffs for local calls. Resolution 40/98 established the General Interconnection Regulations. Network interconnection is mandatory for all operators and they have 60 days to negotiate the related agreements.

Operators are obligated to make their excess network capacity accessible to other operators under the Industrial Operation (Operación Industrial) system.

Switched fixed telephony services rates are determined by ANATEL, and they are adjusted in accordance with the concession agreement to include an annual readjustment for inflation as measured by the General Price Index (“GPI”), with an adjustment for productivity.

Interconnection rates are determined by ANATEL, and are adjusted annually based on the GPI minus a reduction tied to a productivity factor. Interconnection charges between operators are settled through a bill-and-keep method and obligations to pay between operators are eliminated unless the traffic in any one direction surpasses 55% of the total. This rule does not apply for international long distance.

ANATEL certified in Act No. 23.395 of 1/3/2002, published in the Diário Oficial da União on March 4, 2002, that Telesp achieved the quality and expansion targets established in Telesp’s concession contract. As a result, according to Brazilian regulation, the Telefónica Latinoamérica group has the right to operate domestic and international long-distance fixed-line telecommunications services throughout the entire national territory of Brazil. Accordingly Telesp began providing international long-distance services from São Paulo in May 2002 and domestic long-distance services from São Paulo in July 2002.

According to its estimates, at year-end 2002 Telesp is the second international and domestic long-distance provider in São Paulo based on market share.

Telefónica Latinoamérica has entered into a management contract pursuant to which Telefónica Latinoamérica received 1% of Telesp’s revenues until 2000, which amount was reduced to 0.5% through 2002, and is reduced to 0.2% beyond that date. The contract expires December 31, 2003 and may be renewed.

Chile

Compañía de Telecomunicaciones de Chile

Compañía de Telecomunicaciones de Chile, in which we held a 43.6% stake at December 31, 2002, is the leading telecommunications operator in Chile based on number of customers, according to its estimates. As of December 31, 2002, Compañía de Telecomunicaciones de Chile owned approximately 76.1% of all telephone lines in Chile, according to the company’s estimates. Compañía de Telecomunicaciones de Chile provides a broad range of telecommunications and other services throughout Chile, including local telephone service, domestic and international long-distance service, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services and Internet access for corporate customers. For a description of Compañía de Telecomunicaciones de Chile’s wireless operations, see “—Worldwide Wireless Communications Services—Telefónica Móviles—Telefónica Móviles’ Operations—Latin America—Chile”.

Compañía de Telecomunicaciones de Chile holds licenses to provide local telephone service and data transmission services throughout Chile. It also holds licenses to provide long-distance service throughout Chile and internationally through certain of its subsidiaries. Compañía de Telecomunicaciones de Chile provides local telephone service, interconnection of domestic and international long-distance telecommunications providers to central switches, and other services provided to carriers through its own digital telecommunications network.

Compañía de Telecomunicaciones de Chile managed approximately 2.8 million lines in service at December 31, 2002 and the access line penetration rate for the market in Chile was approximately 23.0% at that date. Compañía de Telecomunicaciones de Chile’s productivity ratio increased to 980 lines per employee in 2002 from 803 lines per employee in 2001, principally as a result of a 20.2% decrease in basic telephony personnel due to workforce reductions in 2002. Compañía de Telecomunicaciones de Chile provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. At December 31, 2002, Compañía de Telecomunicaciones de Chile had 54,163 ADSL connections in service.

In 2000, Compañía de Telecomunicaciones de Chile sold its 40% stake in Metropólis-Intercom, the second largest cable TV provider in Chile, to Cordillera. In September 2002, Compañía de Telecomunicaciones de Chile sold 25% of Sonda thereby reducing its equity interest in Sonda to 35%. For a description of the put option granted by Compañía de Telecomunicaciones de Chile pursuant to this transaction, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments and Off-Balance Sheet Arrangements—Telefónica CTC Chile-Sonda”.

Regulation. The regulatory framework is defined in the General Telecommunications Law (Ley General de Telecomunicaciones), enacted in 1982. This law introduced competition in the telecommunications services sector in Chile (Law 18168/82 amended by Decree 1/87, Laws 19091/91 and 19302/94) and dictated provisions on grants of licenses and permits for operating telecommunications services, rate regulation and network interconnection. Those provisions were later amended or replaced by subsequent modifications.

Telecommunications services in Chile are provided on a competitive basis, although access rates (for network use), according to article 25 of the General Telecommunications Law, must be set by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Interconnection is mandatory for concessionaires of public telecommunications services and of intermediate services (such as interconnection and leasing of circuits) that provide long distance services. Resolution 1007/95 stipulated the procedures and time limits for establishing and accepting interconnections between the public telephone service and intermediate services.

According to Law 18168 (the “Telecommunications Law”), the maximum rates for telecommunications services are set every five years. Telecommunications services in Chile are not regulated unless the Comisión Resolutiva Antimonopolios, Chile’s antitrust authority determines that certain telecommunications services must be subject to tariff regulation due to the existence of insufficient competition. The Antitrust Commission can make any telecommunications service subject to price regulation, except for mobile telephony services, which are expressly exempted under the Telecommunications Law. Interconnection service prices are subject to tariff regulation and are set according to the procedures established in the Telecommunications Law.

According to the Telecommunications Law, the structure, level and indexing of the maximum rates to be charged for services subject to tariff regulation are set by a joint decree issued by the Ministry of Transport and Telecommunications and the Ministry of Economy. These Ministries determine the maximum rates by applying to each regulated operator an economic model that include, among others, costs, efficiency and growth rates of a hypothetical company that only provides regulated services and calculates a rate of return on those services comparable to the operator’s market cost of capital. The rate of return for Telefónica CTC Chile, however, can vary from the model’s predictions.

On April 22, 1998 the Antitrust Commission excluded domestic and international long distance services from the tariff regulation system.

Argentina

Telefónica de Argentina

Telefónica de Argentina is a leading provider of fixed-line public telecommunications services and basic telephone services in Argentina based on number of customers, according to its estimates. Telefónica de Argentina is licensed to provide local and domestic long-distance and international services and domestic and international telex services throughout Argentina. During 2000, we increased our stake in Telefónica de Argentina through a public exchange offer for Telefónica de Argentina shares and ADSs held by minority investors and our acquisition of 50% of Compañía de Inversiones en Telecomunicaciones (COINTEL), which held a 52.9% stake in Telefónica de Argentina. At December 31, 2002, we held a 98.1% interest in Telefónica de Argentina.

As part of our reorganization along global lines of business, in 2001 we spun off the wireless operations of Telefónica de Argentina, held by Telefónica Comunicaciones Personales, S.A., to Telefónica Móviles Argentina in exchange for shares of Telefónica de Argentina. Additionally, we spun off the data transmission operations of Telefónica de Argentina (held by Advance Telecommunications S.A.) to Telefónica Data.

At December 31, 2002, Telefónica de Argentina’s telecommunications network had approximately 4.4 million lines in service, a decrease of 3.0% from approximately 4.5 million at December 31, 2001, and the access line penetration rate for the market in Argentina was 22%. At that date, Telefónica de Argentina’s estimated market share for local telephony was 52.4%, its estimated market share for domestic long-distance was 39.4% and its estimated market share for international long-distance was 43.8% compared to estimated market shares of approximately 52%, 40% and 47%, respectively, at December 31, 2001.

We have a management contract with Telefónica de Argentina under which we have agreed to manage Telefónica de Argentina’s business and provide services and expertise regarding Telefónica de Argentina’s entire range of activities in return for a percentage of Telefónica de Argentina’s operating margin equivalent to 9% of its gross margin prior to amortization and interest expense. This contract is due to expire in 2003, unless it is extended through 2008 pursuant to its terms. Pursuant to an agreement between Telefónica de Argentina and Telefónica de España dated April 30, 2003, the parties have agreed that they and we will negotiate the determination of the amount to be paid by Telefónica de Argentina under the Management Contract during the period from May 1, 2003 until June 30, 2003 and that during the negotiation period, Telefónica de Argentina will suspend payment of the management fee. We are currently in the process of negotiating the extension of the management contract and, once an agreement is reached as to the amount of the applicable fee, Telefónica de Argentina will pay such amount retroactively as from May 1, 2003.

Telefónica de Argentina provides basic telephone services throughout Argentina. Telecom Argentina, Compañía de Teléfonos del Interior S.A., an affiliate of GTE Mobile International Inc., and Compañía de Teléfonos del Plata S.A., an affiliate of BellSouth, were awarded licenses to provide the same basic telephone services throughout Argentina as of October 10, 1999. Since November 2000, other principal competitors, including Impset Corp. and AT&T, have also entered the market, as well as smaller regional competitors.

Regulation. The National Telecommunications Law num. 19798 of 1972 (Ley Nacional de Telecomunicaciones) and the specific regulations for each service, including Governmental Decree 264/98, liberalized the telecommunications market in Argentina, extending until November 1999 the exclusivity of the provision of fixed-line telephony services by Telefónica de Argentina and its sole competitor at that time, Telecom de Argentina, with a transitional period ending on November 2000.

In addition, in September 2000 Decree 764/00 was approved, establishing the provisions for the liberalization of the telecommunications services. This Decree provides the basis for regulating licenses, interconnection and network access and defines the universal service and the methods for financing it. Also regulated is the allocation of frequencies in the radioelectric spectrum.

The National Interconnection Regulation (“NIR”) was approved by Decree 764/2000 and established basic guidelines for interconnection between operators including procedures for requesting and granting interconnection to other operators’ networks. Interconnection charges are negotiated among operators. Local operators must pay interconnection charges for calls terminating in other local networks. Long-distance operators must pay charges for calls initiating and terminating in local operators networks. Interconnection between fixed-line and mobile operators is based on the calling-party-pays method in which the originating carrier passes on the interconnection charge to the customer making the call.

The NIR obliges dominant operators to allow access to their local loop as long as technically viable. The NIR provided for a task force to set the benchmark prices for collocation and unbundled access to the local loop. At year-end 2002 no benchmark has been set. Therefore the unbundling of the loop has not occurred.

Calling rates may be freely determined by operators as long as there is no discrimination. However, dominant operators such as Telefónica de Argentina have the obligation to comply with the price caps set by the General Tariff Structure under Decree 764/2000.

The Economic Emergency Law (Ley de Emergencia Económica) enacted in early 2002 froze the General Tariffs Structure, eliminated the indexation of tariffs and imposed an obligation to maintain the 1-to-1 convertibility for public services.

Telefónica de Argentina’s results of operations in 2002 have been materially adversely affected by the political and economic crisis currently affecting the country, as well as emergency measures adopted by the Argentine government in response to the crisis (in particular, by the devaluation of the Argentinean peso and the freezing and pesification of tariffs). Due to the uncertainty about changes in the exchange rate, tariff renegotiation and the Argentine economy, and in order to manage its liquidity risk, on June 17, 2003, Telefónica de Argentina commenced an offer to exchange its new notes due 2007 and its new notes due 2010 for its existing notes due 2004 and 2008, respectively, plus a cash payment. It also offered to exchange two series of its new notes due 2011, plus a cash payment, for two series of existing notes due 2004 of Compania Internacional de Telecomunicaciones S.A., its controlling shareholder and our wholly-owned subsidiary. For a discussion of the risks associated with these events and the impact on our results of operations, see “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Operating Results—Operating Environment and Business Trends—Economic Situation in Argentina”.

Peru

Telefónica del Perú

At December 31, 2002, Telefónica del Perú is the leading global telecommunications operator in Peru based on number of customers, according to its estimates. Telefónica del Perú offers fixed local, domestic and international long-distance services throughout Peru as well as a wide range of other telecommunications services including public telephone, cable television and data communications.

On April 15, 2003, OSPITEL introduced the Multicarrier dial-up service for the long-distance market. This system allows users to freely select the operator they want to use for the call. Each operator has a predetermined number that the caller dials as a prefix to the call. This service favored the entrance of new operators with lower long-distance tariffs. Within the Lima metropolitan area, Telefónica del Perú had approximately 99.3% market share, according to its estimates, with AT&T and BellSouth as its only competitors. Outside the Lima metropolitan area, Telefónica del Perú is the only provider of public telephone service. In addition, Telefónica del Perú provides cable television in the Lima metropolitan area and seven other cities through its wholly-owned subsidiary, Telefónica Multimedia S.A.C.

In mid-2000, we completed an exchange offer for the Telefónica del Perú shares and ADSs held by minority investors. Following our acquisition in September 2001 of an additional 10% interest in Telefónica del Perú Holding from Wiese Telefónica S.A. and IGM Teléfonos, S.A. for a total of €227.3 million, we held an approximately 97% interest in Telefónica del Perú at December 31, 2002.

Telefónica del Perú’s major competitors in the fixed local telephony are AT&T Perú, in the public telephone services are Bellsouth del Perú, and AT&T Perú, and in long-distance telephony services are Americatel del Perú, AHT Perú and “Nortek”.

As part of our reorganization along global lines of business, in 2001 we spun-off the data transmission business of Telefónica del Perú to Telefónica Data. In addition, we spun-off the wireless business of Telefónica del Perú to Telefónica Móviles.

In 2002 Telefónica del Perú owned 99.6% of the telephone lines in service in Peru, according to its estimates.

At December 31, 2002, Telefónica del Perú had approximately 1.8 million lines in service, including public telephone lines operated by Telefónica del Perú, and 340,001 pay television subscribers. Telefónica del Perú had 34,400 ADSL and cable modem subscribers at December 31, 2002, a 378% increase compared to 7,200 subscribers in 2001. The access line penetration rate for the market in Peru was 6.8% at December 31, 2002. The increase in the number of access lines in service was due to the successful marketing of pre-paid products limit-use lines which offers fixed-line service with limits on consumption. In 2002, the degree of digitalization of Telefónica del Perú’s network remained unchanged at 96%.

Regulation. The Peruvian regulatory framework is based on the single consolidated text of the Telecommunications Act (Acto Unico Ordenodo de la Ley de Telecommunicaciones) approved in 1993, and the complementary regulations enacted in 1994. In March 2003 Telefónica del Perú introduced with the approval of OSPITEL, the local telecommunications regulator, a group of new tariff plans for local fixed-line telephony. Under the new rate plans, subscribers are able to select the plan best suited to their calling habits and obtain savings in their monthly bills. The results generated by these new plans will help Telefónica del Perú reach the productivity factor established by OSPITEL. On July 23, 2001, OSPITEL set a quarterly productivity factor of 1.535% (equal to 6.0% per annum), the highest in Latin America.

The rules for the tariff ceilings formula with a productivity factor are established with quarterly adjustments of tariffs as from September 2001 and in force until August 2004. The objectives include generating incentives to foster cost efficiency in the company and benefit consumers with quarterly rate adjustments in the local and long-distance fixed-line telephony services.

Interconnection charges have been trending downward, in line with the international tendency. Resolution 029-2001-CD/OSPITEL of the Executive Council of OSPITEL, published on June 28, 2001 and effective as of July 1, 2001, set lower weighted average interconnection charge ceilings for calls terminated in the local fixed-line network and switched transmission effective as of July 1, 2001.

Under a management contract between Telefónica Latinoamérica and Telefónica del Perú, Telefónica Latinoamérica provides Telefónica del Perú with management and technical support in exchange for management equivalent to 9% of its quarterly operating profits as defined in the management contract before depreciation and amortization. The technology transfer fee is 1% of its revenues. This contract expires in 2014.

Telefónica Larga Distancia de Puerto Rico

At December 31, 2002, we held a 98% interest in Telefónica Larga Distancia de Puerto Rico, Inc., which provides long-distance telephone services in Puerto Rico.

In 2002, Telefónica Larga Distancia’s customers consumed 397.8 million minutes a 3.4% decrease compared to 411.7 million minutes in 2001.

Other Investments

Compañía Anónima de Teléfonos de Venezuela (CANTV).

CANTV, in which the Telefónica Group held a 6.9% stake at December 31, 2002, is the only provider of telecommunications services in Venezuela. At December 31, 2002, CANTV had approximately 2.7 million access lines in service and approximately 2.6 million wireless customers.

Infonet Services Corporation.

At December 31, 2002, we held a 14.3% economic interest and a 17.1% voting interest in Infonet Services Corporation, a data telecommunications firm that uses telecommunications tools to electronically link offices within a multinational company and to speed the transfer of information between them. The remaining shares in Infonet are publicly held.

Worldwide Corporate Data Transmission—Telefónica Data

Telefónica Data manages our data transmission business on a global basis. ADSL technology is the focal point of our strategy for innovation in large-capacity fixed communications. Today broadband business lies almost exclusively in connectivity, a great potential for growth if innovative business models are developed. As part of our reorganization along global lines of business, in 2000 we transferred Acea Telefónica, our joint venture to provide voice, data and Internet services in Lazio, Italy, and the data transmission operations of European Telecom International in Austria to Telefónica Data.

In addition, in 2001 we spun off the data transmission operations of our integrated telecommunications operators in Brazil, Argentina and Peru to Telefónica Data. Together with Telefónica Data’s other operations in Colombia, Mexico and the United States, Telefónica Data offers a unique network platform for the provision of corporate data transmission services to multinational clients in Latin America. With the acquisition in January 2001 of mediaWays, the operator of the second largest communications network based on the Internet Protocol (IP) in Germany and a provider of IP network services in the United Kingdom, Telefónica Data has also expanded its presence in Europe.

Following the acquisition of mediaWays, at the beginning of 2002, Telefónica Data acquired HighwayOne to become part of the group’s presence in Germany, supplementing its strategy to include broadband services and the provision of integrated communications solutions for companies. At the end of 2002 the two companies were merged to form Telefónica Deutschland, which is, according to its estimates, the second largest IP network provider in Germany after Deutsche Telekom based on points of presence.

In 2002, in order to enhance the efficiency and profitability of its operations, Telefónica Data undertook a review of its operations in those countries in which its scale of operations was insufficient to achieve returns on future investments. In July 2002, it sold ETI, its Austrian subsidiary and, at the end of 2002, it sold Data Uruguay. As from July 2002, Atlanet (its subsidiary in Italy) has been accounted for by the equity method.

Also as part of the profitability strategy, several of the Telefónica Data Group subsidiaries were reorganized. In the U.S., the business was refocused on marketing the services of the Data Internet Center in Miami which provides network services and hosting services, principally to large corporate customers and new technology companies. In Mexico the Group has focused on seeking synergies with other Group lines and identifying joint commercial opportunities with the US.

At December 31, 2002, Telefónica Data had operations in 10 countries. Telefónica Data’s strategy in each country depends on the status of development of its network and its market share. In those countries in which the Telefónica Group holds a leading position, Telefónica Data concentrates on offering “one-stop shopping” services and customized communications solutions to corporate customers, with particular emphasis on value-added services, such as hosting, content delivery and e-solutions. We refer to these markets as Telefónica Data’s “incumbent markets”. In those countries where Telefónica Data is a new entrant, Telefónica Data offers a complete portfolio of IP services and packaged solutions to the most attractive market segments, such as small and medium-sized enterprises, Internet service providers and other Telefónica Group companies. We refer to these markets as Telefónica Data’s “expansion markets”. Our international data transmission services are discussed below under “International Networks”.

In order to increase revenue growth, Telefónica Data’s business capacity was reinforced to provide higher value added services, based on broadband and the Data Internet Center services (the eBA concept). These new services enable clients to reduce costs and improve their efficiency by transferring centralized information to broadband-based network. The Group also enhanced customer services by creating new posts such as Services Managers, which provide pre-sale and post-sale technical support.

Telefónica Data provides a variety of corporate communication services such as:

•	Data transmission and Internet services: data transmission services that allow for a reliable interchange of information between destinations (Virtual Private Network—VPN—based on different protocols X.25 Frame Relay, ATM, IP); Internet services provide access to information, applications and content published in the Internet

•	International Services

•	Hostings and ISP services: web hosting service using the facilities of the Data Internal Centers (hosting, content, delivery, applications)

•	Solutions: consulting services for integrated communications

Regulation. Spanish lawmakers have sought to eliminate the legal uncertainties relating to the Internet as a vehicle for transmission and exchange of all types of information. Thus, Law 34/2002 of July 11, 2002 on the Information Society and Electronic Commerce Services (Ley de Servicios de la Sociedad de la Información y de Comercio Electrónico) has introduced the concept of “information society services”, covering, amongst others, contracting of goods and services and supply of information via electronic channels.

Incumbent Markets

Spain

In June 1998, Telefónica Data launched a new IP network in Spain, which enhances our ability to market value-added services such as e-mail and other messaging and posting services. Telefónica Data has established itself as a leading provider of global services based on the IP and value-added services for corporate customers. In addition, Telefónica Data is responsible for traditional data transmission services, maximizing their value and managing service migration within the IP environment.

In July 1999, Telefónica Data España, Telefónica Data’s operating subsidiary in Spain, obtained an individual Type A license, which permits it to offer its corporate customers bundled voice and data services packages via a single connection. The license also allows interconnection with other operators and their users. Telefónica Data España also holds a Type C license, which permits it to render data transmission services.

In Spain, 2002 marked the consolidation of a business model focused on offering value-added services to major clients. As a result of Telefónica Data’s new organizational structure (concentrating system and customer consultation services in the Business Solutions Line), the financial results for Spain are similar to those in 2001, without including the equivalent results from Telefónica Systems in Spain. At December 31, 2002, Telefónica Data’s network in Spain had wide geographic coverage with 213 points of presence (POPs) and approximately 160,000 end user connections. During 2002, a series of new value-added services were launched on ADSL technology, both in the Company segment (ADSL Solution “Intranet”, “Web” (March), ADSL Solution “e-Business” and ADSL Solution “net-LAN”) and the Residential segment (Video conference and Internet Games). In addition, Telefónica Data had 125,900 ADSL subscribers at December 31, 2002. Most data transmission services are currently provided through a switch network that is independent from our fixed-line network. With more than one million ADSL lines installed, Spain is the second country in Europe with regard to broadband coverage in private homes (7.3% of lines), behind Germany (7.6%).

Other Incumbent Markets

Telefónica Data’s other incumbent markets include Brazil, Argentina, Chile and Peru. In Chile, Telefónica Data manages the data operations of the Telefónica Group. During 2002, Telefónica Data increased its catalog of services in each of these countries and expanded its network. At December 31, 2002, Telefónica Data had 139 POPs and approximately 119,000 end user connections in Brazil, 88 POPs and approximately 14,000 end user connections in Argentina, 23 POPs and 5,600 end user connections in Peru and 69 POPs and 28,000 end user connections in Chile.

In June 2001, the Telefónica Group and Banco Itaú, one of Brazil’s largest financial institutions, formed an alliance for the provision of telecommunications services. As part of this agreement, we began managing Banco Itaú’s corporate and SME’s communications network, thereby increasing our presence in the Latin American market for corporate and SME’s data transmission. Pursuant to our 2001 business plan, we expected to invest up to €18 million to improve Banco Itaú’s corporate communications network as well as to rollout its services outside of the São Paulo metropolitan area over three years. Banco Itaú’s customer base includes over 500,000 corporate clients and 7 million individuals.

Expansion Markets

Rest of Europe

Telefónica Data’s expansion markets in Europe include Germany and the United Kingdom. At December 31, 2002, Telefónica Data had 823 points of presence (POPs) in Europe and more than 285,000 end user connections. In addition, Telefónica Data had 46,715 ADSL lines in service outside Spain, principally in Germany.

In 2000, Acea Telefónica merged with Telexis, a member of the Fiat group. As a result of the merger, we owned 34% of the resulting company, Atlanet, and have management control. As from July 2002, Atlanet has been accounted for by the equity method. We invested approximately €170 million as part of the transaction. Telefónica Data continues to evaluate its business opportunities in Italy.

In January 2001, we acquired from Bertelsmann AG its affiliate, mediaWays GmbH, for a total purchase price of €1,536 million. mediaWays specializes in Internet services, data transmission and other value-added services for businesses. Its product portfolio is comprised of one-stop solutions for Internet service providers, full-scale application hosting and corporate communications solutions. mediaWays has provided services in Germany since 1996 and in the United Kingdom since 2001.

In early 2002, Telefónica Data acquired HighwayOne to complete our strategy based on the development of broadband and the provision of integrated communications solutions for companies using IP network. At the end of 2002, mediaWays and HighwayOne were merged to create Telefónica Deutschland, the second largest IP network provider in Germany after Deutsche Telekom, based on points of presence.

In July 2002, we sold ETI, our Austrian subsidiary, giving rise to a €38.8 million loss for the Telefónica Group.

Rest of Latin America and the United States

Telefónica Data’s other expansion markets include Colombia, Mexico, Puerto Rico and the United States. At December 31, 2002, Telefónica Data had 79 points of presence (POPs) and 3,600 end user connections in these expansion markets. Despite the commencement of operations at Telefónica Data’s data center in Miami in September 2001, which has enabled Telefónica Data to begin providing hosting services in the United States (principally in Florida), Telefónica Data’s results of operations in these expansion markets were adversely affected by the decline of new technology companies and the economic recession in the United States.

In November 2002, Telefónica Data sold its operation in Uruguay due to continuous losses sustained by the company, giving rise to a €2.3 million loss to the Telefónica Group.

International Network

In 2002, Telefónica Data’s international network included the international data transmission services and the international services integrated in Telefónica DataCorp. During 2003, Telefónica DataCorp transferred the international network to Telefónica International Wholesale Services (TIWS), a new business line of the Telefónica Group. TIWS was created to become a global wholesale operator of data, voice and capacity. It is currently intended that Emergia will also be transferred to TIWS by the end of 2003.

Certain Agreements

In February 2001, Telefónica Data entered into an agreement with Akamai Technologies to provide enhanced infrastructure capabilities to enable Akamai to optimize the speed, functionality and availability of its value-added services.

In May 2001, Telefónica Data entered into an agreement with Sol Meliá to develop its “SolNet” network that will connect all of Sol Meliá’s hotels and corporate offices worldwide. Pursuant to the agreement, Telefónica Data and Sol Meliá will also engage in joint sales and marketing activities.

In June 2001, Telefónica Data España entered into an agreement with Fiat Auto España to develop a data transmission network which will link more than 100 Fiat dealerships in Spain and Andorra.

In April 2002, Telefónica DataCorp and Sabre Holding Corporation signed an agreement that will permit the travel agencies of Sabre to use the most advanced services of access to Internet offering a competitive advantage over the rest of the market.

In May 2002, Telefónica Data España and IBM signed an agreement whereby IBM controls the operations of Telefónica Data Internet Center (TIC) platforms.

In June 2002, Telefónica Data España and SAVIA Amadeus, leader in travel distribution in Spain, signed an agreement to become technological partners. This agreement will permit the clients of SAVIA to benefit from the most advanced technology in network communications.

In July 2002, Telefónica Data España and Logic Control, a leading software company, signed a collaboration agreement to improve data network and Internet connectivity.

In October 2002, Telefónica Data España and La Caixa, one of the main financial companies in Spain, have reinforced their relations with an agreement for the outsourcing of the telecommunication services of its 4,500 banking branch offices.

In November 2002, Telefónica Data and Agencia de Certificación Electrónica (Electronic Certification Agency) jointly launched a new regulated services line, adapted to the new legislation covering data protection and electronic commerce (LOPD and LSSICE).

Telefónica Business Solutions

In the second quarter of 2002 we created a Business Solutions area, as part of a strategy aimed to explore new growth opportunities. Telefónica Solutions initially will integrate our four subsidiaries dedicated to these activities: Telefónica Systems, Katalyx, Art Media and Telefónica Mobile Solutions.

The objective of Telefónica Solutions is to assist clients through advisory services, designing and integrating available business solutions supplied by the new information and telecommunications technologies. At December 31, 2002, this new business unit includes the results of Telefónica Systems and the second semester results of Art Mediá.

Worldwide Internet-Related Services—Terra Lycos

Our worldwide Internet-related services business is led by the Terra Lycos Group. The Terra Lycos Group has an Internet network in the United States and is a leading portal to Spanish and Portuguese-speaking markets. It is the result of the combination in October 2000 between Terra Networks S.A., an Internet company and a leading provider of Internet access and interactive content and services to the Spanish and Portuguese-speaking world, and Lycos, Inc., a leading Internet multi-brand network in the United States with joint ventures in Europe and Asia.

We created Terra Networks in December 1998 to operate the Spanish residential and small office/home office Internet access business carried on by the Telefónica Group since December 1995. In November 1999, Terra Networks, S.A. completed an initial public offering of approximately 30% of its ordinary shares. In 2000, Terra Networks, S.A. acquired 100% of Lycos, Inc. in a stock-for-stock exchange. We account for our interest in the Terra Lycos Group on a consolidated basis since we exercise effective control over Terra Lycos as a result of our 38.6% ownership interest at December 31, 2002. On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we do not currently own. For more detailed information, please see “—Strategic Alliance with Terra Networks”.

Terra Lycos offers a suite of Internet services in a variety of languages that provides its users throughout its core markets in Europe, Latin America and North America with:

•	access to the Internet (in Spain and certain countries in Latin America);

•	portal and network services that incorporate a wide variety of content individually tailored for each market and featuring enhanced functionality;

•	a range of online advertising, marketing and e-commerce opportunities;

•	multiple solutions for customers’ Internet needs, such as web design and hosting and communication; and

•	consulting services such as web audit, web rationalization and web maintenance.

Through its portals and network of websites and joint venture partnerships, the Terra Lycos Group has one of the largest global footprints of any Internet portal or network, with portals in 40 countries. The Terra Lycos Group currently holds a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. Through its joint ventures and other interests, the Terra Lycos Group also holds a leading position in Europe (Lycos Europe) on a pan-regional basis and has different licensing agreements with Lycos Japan and Lycos Korea. The Terra Lycos Group is also a leading interactive services provider in Spain and Latin America, offering Internet access and local language interactive content and services to more than 3.1 million pay customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2002, the Terra Lycos Group was one of the leading broadband services and content providers in Spain and Brazil. Terra Lycos ended 2002 with a total of 1.4 million pay access subscribers, including 378,000 ADSL subscribers, 62% more than the previous year.

In May 2002, Terra Lycos adopted a new organizational structure consisting of the three main regions—Spain, Latin America and the United States—supported by global operations, a new division in which all technology-operation and engineering resources are centralized, and Terra Business. With profitability as its main objective in 2002, the Terra Lycos Group forged ahead with the strategy already implemented in 2001 of migrating from free services to value-added pay services and of achieving higher average revenue per user from existing clients by selling additional services, through the OBP (Open, Basic and Premium) model. Under this strategy, the OBP model was gradually expanded to all of its business lines and geographical areas in which the Terra Lycos Group operates, diversifying its revenues towards paid subscriptions, to include more than traditional access subscriptions. Communication services and portal subscriptions have been added on as new sources of revenues.

The Terra Lycos Group’s business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular, with the aim of achieving profits. An example is its access business, which in 2001 had already abandoned its strategy of fostering free access as it gradually turned its attention to pay access, and in 2002 had focused on ADSL and broadband access.

The Terra Lycos Group’s efforts in this direction have materialized as ADSL services mainly in Latin America and Spain. The Terra Lycos Group currently offers its customers high-speed broadband connections to the Internet together with the related communications services and media content.

In August 2002 and December 2002 Terra Lycos sold its stakes in Lycos Korea and Lycos Japan, respectively. However, Terra Lycos entered into license agreements with the resulting entities relating to our brand and certain products during limited periods. Lastly, in September 2002, the Terra Lycos Group sold its holdings in the Canadian subsidiary, Sympatico-Lycos.

Strategic Alliance with Terra Networks

In connection with Terra Networks’ agreement to acquire Lycos on May 16, 2000, we, Terra Networks, Lycos and Bertelsmann entered into certain strategic alliance agreements pursuant to which Bertelsmann agreed to pay $325 million to Terra Lycos for services (on terms no worse than terms provided to third parties) during the first and second years from the date of the combination of Terra Networks and Lycos. During the third, fourth and fifth years after the date of such combination, Bertelsmann had agreed to purchase up to $675 million of services from Terra Lycos. As described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, we had agreed to purchase, if necessary, any portion of those services that Bertelsmann does not buy, up to $675 million. In addition, in connection with such acquisition we agreed to underwrite a €2.2 billion rights offering completed by Terra Lycos in September 2000. Pursuant to such rights offering, we acquired 35,380,101 newly-issued shares of Terra Lycos for an aggregate of approximately €2.2 billion.

On February 12, 2003, we and Terra Networks have signed a Strategic Alliance Master Agreement that substitutes the above mentioned strategic alliance agreement signed on May 16, 2000.

In addition, we, Terra Networks, Lycos and Bertelsmann entered into a preferential interest agreement that will make it possible to continue exploring opportunities for the mutual provision of communications services, development and content services in the on-line market.

For further information on the Strategic Alliance Master Agreement, please see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Strategic Alliance Master Agreement”.

On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we do not currently own. The CNMV approved the prospectus for the tender offer on June 19, 2003. The offer price is €5.25 per share, payable in cash. Our offer is subject to us owning at least 75% of the total share capital of Terra Networks on the closing date of the offer. We have, however, expressly reserved the right to waive this condition. The tender offer has a one-month acceptance period beginning on the day the offer was published. The acceptance period began on June 23, 2003 and will end on July 23, 2003.

Our objective in filing this bid is to increase our holding in Terra Networks, in order to obtain full control and to further integrate the two companies, in accordance with the terms set out in “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Strategic Alliance Master Agreement”.

Banking—Uno-e (BBVA)

On January 10, 2003, Terra Networks, S.A. signed an agreement with Banco Bilbao Vizcaya Argentaria S.A. to merge Uno-e Bank S.A. and the private consumer finance activities operated by Finanzia Banco de Crédito S.A.

The agreement is subject to the necessary authorizations to be obtained before June 30, 2003. BBVA, S.A. and Terra Networks, S.A. in an Extraordinary General Shareholders’ Meeting have unanimously approved an increase in capital in Uno-e Bank S.A. to be wholly subscribed by Finanzia Banco de Crédito, S.A. As a result of the capital increase, BBVA Group and the Terra Lycos Group will hold stakes in Uno-e Bank, S.A.’s share capital of 67% and 33%, respectively. For a description of the agreement please see “—Other Lines of Business—International Strategic Partnerships—Our Strategic Alliance with Banco Bilbao Vizcaya Argentina Uno-e Bank” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments”.

Travel-Rumbo/One Travel (Amadeus)

In July 1999, Terra Lycos agreed to create a 50/50 joint venture with Amadeus Global Travel Distribution, S.A., a global leader in the travel industry that operates travel reservation and distribution systems. The purpose of the joint venture is to develop a website for travel and tourism related services targeted at the Spanish and Portuguese speaking market. In September 2000, Terra Lycos launched Rumbo in Spain through this joint venture. In 2001, the Terra Lycos Group launched Rumbo in Argentina, Brazil and Mexico, and in 2002, Terra Lycos launched the website in Chile, Colombia, Venezuela, Uruguay and Peru.

In November 2000, the Terra Lycos Group decided to expand its business to the U.S. market by acquiring a significant stake in OneTravel, a top ten U.S. online travel website and one of the first value-oriented travel websites. The Terra Lycos Group increased its stake from 27.7% to 39.6% in OneTravel in March 2002. In April 2003, The Terra Lycos Group increased its participation in OneTravel by 12.5% to 52.1%, thus acquiring a controlling stake while its joint venture partner, Amadeus, held 38.9% as of that date.

E-learning-Educaterra

Educaterra, a wholly-owned subsidiary of the Terra Lycos Group, is the exclusive e-learning services provider of the Telefónica Group, providing solutions for the residential market and the corporate market. During 2002, Educaterra.com was launched as the Terra Lycos Group’s exclusive e-learning vertical channel. Educaterra.com is currently present in Spain, Brazil, Mexico, Argentina and Uruguay, and Terra Lycos plans to make it available in several other Latin American countries. The portal provides a wide range of e-learning content in languages, IT, tutoring support, “edutainment”, parent school and officeware, among others, with more than 25,000 hours of content in Spanish.

Online auctions-DeRemate

In February 2000, the Terra Lycos Group acquired 30% of DeRemate, a leading auction site in Latin America. DeRemate has operations in Argentina, Chile, Uruguay, Brazil, Colombia, Venezuela, Mexico, the U.S. and Peru. The Terra Lycos Group currently has a 17.81% interest after subscribing for new shares in a capital increase. DeRemate’s business model is now expanding to include B2B services with online outlet sales.

Worldwide Audiovisual Content and Media—Admira

The Admira group conducts our worldwide audiovisual content and media business. The Admira group develops and distributes audiovisual content through traditional media and new technology platforms.

During 2002, Admira, Telefónica’s media subsidiary, was restructured. On May 30, 2002, its Board of Directors agreed to start the process of dividing the company in two:

•	Corporación Admira Media (Admira Media Corporation), dedicated to free-to-air broadcasting. The Media group holds our shares in Antena 3 (which owns 100% of Onda Cero, one of the main radio broadcasters in Spain), the ATCO group (Telefé and Radio Continental, both in Argentina) and the Pearson Group.

•	Telefónica Contenidos (Telefónica Content), which manages the operations of Endemol, Vía Digital and other assets.

This process has not been legally formalized at the time of drawing up this Annual Report.

Antena 3

At December 31, 2002, Admira directly owned 47.5% of Antena 3, one of the leading private commercial television stations in Spain. In 2002, Antena 3’s operating margin was adversely affected by decreased advertising revenues as a result of soft demand in the advertising market and increased competition from TVE, the state-owned television station. Consequently, Antena 3’s operating margin decreased to €33.5 million in 2002 from €91.5 million in 2001. In addition, Antena 3 showed net losses of €31.3 million in 2002, compared to a net profit of €39.4 million in 2001. We account for our interest in Antena 3 by the equity method.

The development of new audiovisual broadcasting technologies such as digital terrestrial television as well as the granting of licenses to new television operators may adversely affect Antena 3’s advertising revenues as advertisers reallocate their advertising budgets.

On January 7, 2003, Admira exercised a call option to purchase 17,365,125 and 2,167,500 shares of Antena 3 for €117.6 million held by Banco Santander, Central Hispano, representing 11.7% of the outstanding capital of the company.

In March 2003, Telefónica acquired the participations of Corporación Admira Media and Telefónica de Contenidos in Antena 3 Television (11.7% and 47.5% respectively).

As a condition to the merger between Sogecable’s and our digital platform, Canal Satélite Digital and Vía Digital, we must divest of our interest in Antena 3 TV in order to comply with the current regulatory framework.

At our annual general meeting of shareholders held on April 11, 2003, our shareholders approved the distribution of up to 50,000,400 shares of Antena 3 held directly by us, representing 30% of the outstanding share capital of Antena 3. The number of shares to be distributed to each of our shareholders will be the result of dividing the number of Antena 3 shares to be distributed by the number of our shares that have a right to such distribution, adjusted for any splits in the Antena 3 shares or in our shares. This distribution is subject to us commencing an initial public offering of the Antena 3 shares in Spain by November 29, 2003. If by this date Antena 3 has not registered its shares with the Spanish National Securities Market Commission (Comisión Nacional de Mercado de Valores), the distribution will be canceled. The other shareholders of Antena 3 may also register their shares in the initial public offering.

Our Board of Directors may elect to reduce the number of shares to be registered to 5% of the outstanding share capital of Antena 3 in order to facilitate the registration of the securities with the Spanish National Securities Market Commission.

On April 30, 2003, our Board of Directors decided, as approved by the general meeting of shareholders held on April 11, 2003, to accept an offer made by Grupo Planeta for 25.1% of the Antena 3 shares. We agreed to sell our 25.1% interest in Antena 3 for €364 million (assuming an equity value of €1,450.0 million), subject to obtaining the necessary administrative authorizations as requested by the Spanish Act 10/88 on Private Television and to clearance from the Spanish anti-trust authorities. The sale is also subject to the successful initial public offering of Antena 3 in Spain. Such administrative authorizations and clearances were obtained on June 13, 2002. As agreed with Grupo Planeta, the sale and purchase agreement will be executed within twenty days following such date. The price is subject to a limited adjustment based on the Antena 3 financial statements as of December 31, 2002.

Telefé

In 1998, the Telefónica Group acquired an initial stake in Atlántida de Comunicaciones, an Argentine holding company, which owns the publishing company Atlántida and the Argentine television channels, Telefé and Televisoras Provinciales, as well as Radio Continental. In 2000, we acquired in several steps the remaining interest in Atlántida de Comunicaciones in exchange for our shares.

In Argentina, audiences are measured only in Buenos Aires City and Greater Buenos Aires, therefore the figures in the following discussion are measured only on this basis. In 2002, Telefé had an estimated average audience share of 31.9% and captured an estimated 34.8% of television advertising spending in Argentina according to its estimates. In addition, Telefé operates seven free-to-air television stations in Argentina’s interior provinces. Telefé also produces motion pictures and television programming, some of which is distributed throughout Latin America and in the United States and Europe. The free-to-air television market in Argentina depends to a significant extent on advertising revenues. The advertising market generally, and the television advertising market specifically, has been characterized by softness of demand due to the general macroeconomic and political crisis in Argentina. As a result, spending on advertising has significantly decreased in 2002, which has had and continues to have an adverse effect on Telefé’s results of operations. For a discussion of the impact of the macroeconomic and political crisis in Argentina, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Operating Environment and Business Trends—Economic Situation in Argentina”.

Azul TV

On July 4, 2002 we sold our holdings in Telearte, S.A., commercially known as Azul TV, to HFS Group for $12.0 million.

Onda Cero Radio Network

In 1999, we acquired all of the shares of Uniprex, which owns the Onda Cero radio network, and Cadena Voz de Radiofusión, S.A. These companies maintain radio network coverage through more than 200 proprietary or affiliated radio stations which carry the programming of Onda Cero Radio, Europa FM, Onda Melodía, Onda Cero Radio Internacional, Radio Voz and Onda Rambla. In July 2001, Onda Cero entered into an alliance with Radio Blanca for the development of new projects in the thematic radio segment. As a result of this agreement, Onda Cero expanded its urban coverage in the FM band to an additional 55 radio stations operated by Radio Blanca in Spain’s provincial capitals. The alliance has a term of 10 years.

In September 2002, Admira sold its 100% interest in Uniprex, S.A. to Antena 3 Televisión. This acquisition by Antena 3 Televisión should permit it to achieve synergies as a result of extending Antena 3’s management experience and technological advances to Onda Cero’s operations, as well as from the resulting joint control of content and commercial activities. This acquisition was dated as of January 1, 2002. In 2002, according to a survey by Estudio General de Medios, Onda Cero Radio ranked second in the Spanish conventional radio station market in terms of listening audience.

Radio Continental

Admira owns 100.0% of Radio Continental, a chain of AM and FM radio stations in Argentina that it acquired in connection with its acquisition of Atlántida de Comunicaciones S.A. See “—Telefé” above.

Endemol Entertainment

In July 2000, we acquired 99.2% of Endemol Entertainment Holding N.V., one of Europe’s leading television producers, through an exchange offer outside the United States. Endemol develops and produces audiovisual programming for free-to-air television, pay television and the Internet. Endemol has had a strong success in the production of reality shows such as “Operación Triunfo”.

Endemol has a very strong international network built by a combination of start-ups, acquisitions and joint ventures with operations in 21 countries around the world.

Telefónica Sport

Through Telefónica Sport, Admira holds certain audiovisual rights. In particular, Admira owns 70% of Euroleague Marketing, which owns broadcasting, merchandising and other sports-related rights relating to Euroleague basketball pursuant to an agreement which expires at the end of the 2007/2008 season, unless terminated earlier at the end of the 2004/2005 season by Euroleague Marketing. In addition, Admira has a 40% interest in Audivisual Sport, which owns audiovisual rights for free television, pay television and pay per view of the Spanish Soccer League and Spanish Soccer Cup (excluding the final) that expire at the end of the 2002/2003 season. Pursuant to the merger agreement between Sogecable and Vía Digital, Sogecable will acquire the Admira Group’s 40% interest in Audiovisual Sport.

Torneos y Competencias

Torneos y Competencias, in which Admira held a 20% stake at December 31, 2002, holds broadcasting rights for the Argentine National Soccer League.

Other Interests

Admira owns a 100.0% interest in ST-Hilo which produces and transmits specialized audio channels to business and residential customers in Spain and a 70.0% interest in Lola Films, a Spanish motion picture production company. Admira also holds a 7.4% interest in Media Park, a Spanish television channel production company, and a 51% interest in the Venezuelan company, Rodven, S.A., which owns a record label, Líderes, and sponsors artistic events.

Pay Television

We offer direct-to-home (“DTH”) satellite television service in Spain through DTS Distribuidora de Televisión Digital, S.A. (“DTS”), a joint venture along with a number of television broadcasters. DTS markets its services under the Vía Digital trademark. At December 31, 2002, Vía Digital had approximately 775,000 subscribers compared to 806,379 subscribers at December 31, 2001. For the year ended December 31, 2002, Vía Digital had operating revenues of €335.8 million and a net loss of €239.7 million compared to operating revenues of €272.3 million and a net loss of €334.3 million for the year ended December 31, 2001.

During 1999, we increased our ownership interest in Vía Digital to 68.6%. In January 2000, Vía Digital issued additional ordinary shares. We purchased some of these shares, but fewer than our proportionate interest in the company. As a result, our interest in Vía Digital declined to 48.6%.

In March 1999, Vía Digital acquired the exclusive rights to broadcast the United European Football Association Champions League on pay per view through the 2002/2003 season. In June 1999, Sogecable and Admira entered into an agreement relating to joint broadcast rights for the “National Championship Soccer League” and the ”King’s Cup of Spain” through the 2008-2009 season. As part of this agreement, Admira granted to Sogecable joint rights to broadcast the United European Football Association Champions League. Sogecable’s shareholders include Grupo Prisa, a Spanish media company, Canal Plus France and other financial shareholders.

On March 14, 2003, Telefónica de Contenidos acquired the 18.8% stake held by Strategic Money Management, B.V. (“SMM”) in Vía Digital.

On April 14, 2003, the acquisition of a 2.075% participation in DTH Europa, a 100% owned affiliate of the Mexican media group Televisa, was effected.

On April 28, 2003, the acquisition of a 1.15% participation in Galaxy Entertainment, a joint venture of the Venezuelan media company Group Cisneros and the U.S. DTH operator Direct TV, was effected.

On February 13, 2003, Telefónica de Contenidos communicated to Vía Digital its intention to convert all of its convertible bonds into common equity. This conversion was approved by the board of Vía Digital in its meeting on February 20, 2003. 9,446,625 bonds were converted into 9,446,625 common shares at par value (€17.4 per share), with all economic and political rights, through a capital increase amounting to €164,371,275. As a consequence, Vía Digital’s common stock increased to 328,742,550 (18,893,250 shares at €17.40 per share).

For a further discussion of our commitments with respect to these transactions, see “Item 5—Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Commitments relating to Vía Digital”.

Integration of Vía Digital and Sogecable

On May 8, 2002, Telefónica de Contenidos (formerly Grupo Admira Media S.A.) entered into an agreement with Sogecable to integrate Vía Digital with Sogecable.

On November 29, 2002, the Spanish government approved the integration of Vía Digital with Sogecable, subject to the fulfillment of 24 general conditions and 14 conditions related to the exploitation of television broadcast soccer rights.

On January 29, 2003, Sogecable, Telefónica de Contenidos and we agreed to continue with the integration and signed a complementary agreement that adapts the May 2002 agreement to the conditions established by the Spanish government. As per this agreement, the conditions imposed by the government were accepted, although in parallel the parties filed an appeal against five of the conditions. A plan implementing such conditions was agreed by the parties and was submitted to the Spanish government, who approved it on April 3, 2003.

Under the May 2002 and January 2003 agreements, the integration of Vía Digital and Sogecable is structured as follows:

•	A share capital increase of 23% in Sogecable has been offered to Vía Digital’s shareholders in exchange for their 100% of Vía Digital. Should all Vía Digital’s shareholders accept such exchange offer, Sogecable’s current shareholders would own 77% of Sogecable’s capital, while Vía Digital’s shareholders would own 23%.

•	As a result of the share exchange, Telefónica de Contenidos may hold a higher stake than those of each of Grupo Prisa and Groupe Canal+ (16.4%). However, it has been agreed that Telefónica de Contenidos’ voting rights for the shares exceeding such 16.4% shall be suspended. As a consequence, the corporate governance rights of the three reference shareholders in Sogecable will be equal.

•	Telefónica de Contenidos has represented that its current strategic plans envisage that the 16.4% stake in Sogecable would not be sold during the three year period following the share exchange.

•	Telefónica de Contenidos, Grupo Prisa and Groupe Canal+ will have equal representation in the Board of Directors of Sogecable with the same number of members. Grupo Prisa has undertaken to propose that the new president of the board will be designated among the board members appointed by Telefónica de Contenidos.

•	Groupe Canal+ and Grupo Prisa agreed to maintain their existing shareholder agreement with respect to Sogecable, to which Telefónica de Contenidos will not be a party.

•	Each of the three reference shareholders, Grupo Prisa, Groupe Canal+ and Telefónica de Contenidos will underwrite and fund an equal amount of €50 million as participative loans, for a global amount of €150 million. These loans will have a maturity of 10 years and an annual interest rate of 11%.

•	Subordinated debt in an amount of €175 million will be offered to all of the shareholders of Sogecable. Such offer will be underwritten by us. This debt will have a maturity of 9 years and the applicable interest rate will be 10.3% per annum plus attached warrants equivalent to 1% of Sogecable shares.

•	Sogecable’s and Vía Digital’s existing net debt as of April 30, 2003 may not exceed €705 million and €425 million, respectively. In order to maintain such thresholds, Vía Digital shall be recapitalized for the appropriate amount.

In order to execute the above mentioned agreements, Sogecable’s and Vía Digital’s general shareholders meetings adopted the necessary resolutions to increase each company’s capital. Such resolutions are currently being implemented and Sogecable and Vía Digital envisage that the share exchange would take place in early July 2003, with the outstanding agreements being executed shortly afterwards.

Telefónica Servicios Audiovisuales and Hispasat

Through Telefónica Servicios Audiovisuales we offer audiovisual transmission services, production services and systems integration services to the television industry. Admira also holds a 13.2% interest in Hispasat, a Spanish satellite communications system.

Other Investments

In 1999, we acquired a 5% stake in Pearson plc for €621.4 million and sold our 20% stake in Recoletos Compañía Editorial to Pearson plc. We have announced our intention to sell our stake in Pearson plc. At the end of 2002, Admira wrote off the existing goodwill related to its acquisition of Pearson plc.

Other Lines of Business

Telefónica Publicidad e Información—Directory Publishing

Telefónica Publicidad e Información publishes, develops and sells advertising in telephone directories. In addition to printed directories, it offers directories online and in telephone-based format. Telefónica Publicidad e Información has operations in Spain, Brazil and Chile, and in February 2002 acquired the directory publishing business of Telefónica del Perú for U.S.$31.2 million. In addition, Telinver is the Group’s telephone directory subsidiary in Argentina. In June 1999, Telefónica Publicidad e Información completed an initial public offering of approximately 35% of its ordinary shares to institutional and retail investors. Telefónica Publicidad e Información was the first Spanish advertising company and Internet service provider to be traded publicly. At December 31, 2002, we held a 59.9% interest in Telefónica Publicidad e Información.

Spain

Telefónica Publicidad e Información’s core products in Spain are:

•	Páginas Amarillas (“Yellow Pages”), an annual advertising directory containing certain information on companies, businesses and professionals in a particular geographical area, classified by sector, location and alphabetical order. The directory contained approximately 1.6 million listings and 302,000 paid advertisements at December 31, 2002. Páginas Amarillas was consulted by over 22 million users (approximately 21 million residential users and over one million businesses) in 2002, according to market research carried out by Emer GfK on behalf of Telefónica Publicidad e Información. According to this research, there were more than 1 million daily consultations during 2002. In 2002, there were a total of 78 books published and over 15 million copies printed.

•	In 2001, Telefónica Publicidad e Información introduced a new product known as Páginas Amarillas de Bolsillo (“Pocket Yellow Pages”) through initial distribution on a limited basis in Madrid and the area of Sevilla-Cádiz-Huelva. This product is designed for use outside the home and permits the user to conveniently carry the directory. The objective of this new product is to increase the use of the yellow pages directories, through new modes of usage and increased frequency of usage, and to increase the number of paid advertisers.

•	Páginas Blancas (“White Pages”), which includes residential, professional and business telephone numbers in a particular geographic area, classified by location and alphabetical order. The directory has been redesigned and new content and information has been added, offering information of general interest to users. In 2002, approximately 22 million users consulted the directory, of which 21 million were residential users and 1 million were businesses. During 2002, there was a total of 61 White Pages guides published and 15 million copies printed.

•

Páginas Amarillas Online (PAOL) (“Yellow Pages Online”) is one of the largest and most complete online databases of Spanish businesses in terms of number of listings. The number of Páginas Amarillas Online advertisers increased 12.7% to 276,000 in 2002. The number of pages viewed in 2002 increased 37.2% to 621 million, while the number of registered visits increased 53.8% to 30.6 million. Páginas Amarillas Online also offers supplementary information, including job listings, international directory listings (with access to yellow page listings in other countries) and street guides to more than 300 Spanish cities.

•	Páginas Amarillas Habladas (operator-assisted Yellow Pages) offers 24-hour operator-assisted information over the telephone for all companies, businesses, professionals, products and services located in the Páginas Amarillas. This service also provides a wide range of additional information, including stock quotes, weather reports and theater listings. In 2002, this service received 4.2 million calls, representing an increase of 170.4% over 2001. In February 2003, Telefónica Publicidad e Información launched 11888, a new telephone number for information. Customers who call this number are able to request information about listed individuals. The information available about each customer includes their telephone number, website address and e-mail. Customers are able to obtain their answers by SMS to a mobile phone, by fax or sent to their e-mail address.

•	Europages, available in paper, CD-Rom and over the Internet is the most comprehensive trans-European directory containing information on major European export companies, classified by activity and grouped by country of origin. The Europages are edited annually by Euredit, a company in which Telefónica Publicidad e Información had a 5% stake at December 31, 2002. Telefónica Publicidad e Información is responsible for managing the advertising business and the distribution of the directory in Spain.

In May 1999, Telefónica Publicidad e Información entered into an agreement with us to publish, distribute, market and sell advertising in Páginas Blancas. Under this agreement, Telefónica Publicidad e Información pays us a commission based on the revenues generated from advertising and the costs associated with the Guías Básicas de Referencia (“Basic Guides”). Such fees were approximately €27.2 million in 2001 and €27.3 million in 2002. Additionally, Telefónica Publicidad e Información pays us a variable fee based on the number of registers and individual updates. Such fees were approximately €3.5 million in 2001 and €3.7 million in 2002.

Latin America

Brazil. Telefónica Publicidad e Información commenced its operations in Brazil in 1999. Telefónica Publicidad e Información publishes a yellow pages directory in the Brazilian cities of São Paulo, Guarulhos, Riberão Preto and Curitiba under the name “GuiaMais”, and in 2002, it began publishing “GuiaMais” in Osasco-Barueri and the ABC region. It also offers its directories online, in telephone-based format and through wireless access protocol (WAP). In 2002, advertising revenues from Publication of GuiaMais increased 13% in local currency and accounted for 84% of operating revenues for Brazil.

Telefónica Publicidad e Información also publishes a white pages directory in Brazil. It published eight of these directories in 2001 for Telesp, our fixed-line operator in the Brazilian state of São Paulo. In July 2001, ANATEL, the Brazilian telecommunications regulator, temporarily suspended Telesp’s obligation to distribute printed copies of white pages directories to its customers as long as it offers an alternative service and its customers do not request a printed copy. Consequently, Telesp reduced significantly its number of orders for white pages directories in 2002 and for 2003 this number is not expected to vary significantly. In 2002, Telefónica Publicidad e Información had revenues of €3.3 million from the publication of the white pages directory for Telesp.

Telefónica Publicidad e Información’s agreement for the publication of white pages directories and yellow pages directories with Listel was cancelled by Listel at the end of 2001.

Chile. At December 31, 2002, Telefónica Publicidad e Información held a 51.0% interest in Impresora y Comercial Publiguías, S.A. Compañía de Telecomunicaciones de Chile, our fixed-line operator in Chile, held another 9.0% of Impresora y Comercial Publiguías, S.A. at that date. In 2001, Impresora y Comercial Publiguías, S.A. and Compañía de Telecomunicaciones de Chile renegotiated the contract governing the publication, marketing and sale of yellow pages and white pages directories in Chile. In connection with this agreement, Compañía de Telecomunicaciones de Chile will provide billing and collection services for its sale of advertising in the yellow pages and white pages directories and will receive a percentage of the revenues generated by Impresora y Comercial Publiguías, S.A. as a result of such sales. In addition Impresora y Comercial Publiguías, S.A. will pay Compañía de Telecomunicaciones de Chile a variable fee based on the number of directories published and the number of individual updates. The agreement has a term of five years, expiring in June 2006. As a result of the early termination of the preexisting contract between the companies that was scheduled to expire in December 2002, Impresora y Comercial Publiguías, S.A. paid Compañía de Telecomunicaciones de Chile a one-time fee of approximately U.S.$31.6 million.

In early 2001, the Chilean regulatory authority modified the requirement to publish and distribute annually white pages directories to customers. As a result, white pages directories are only required to be published every other year with a supplement being distributed in the year of non-publication. Impresora y Comercial Publiguias, S.A. and Compañía de Telecomunicaciones de Chile believe that this new regulation applies only with respect to the distribution of residential white pages directories in Santiago, Chile. In 2001, Telefónica Publicidad e Información published an addendum to the Santiago residential white pages directories and published a complete directory in 2002.

In September 2002 Impresora y Comercial Publiguías, S.A. subscribed to new publishing agreements for white pages directories with Telefonos del Sur and Compañía de Telefonos de Coyhaique for the period between 2003 and 2007. In July 2002 Publiguías signed agreements with ENTEL Telefonía local, VTR Banda Ancha, Manguehue Net and GDT Teleductos to supply white page directories for metropolitan areas.

Peru. Telefónica Publicidad e Información purchased the directory publishing business of Telefónica del Peru in February 2002 for U.S.$36.3 million. TPI Perú publishes white pages and yellow pages directories in Lima, and in central, northern and southern Peru. Telefónica Publicidad e Información is the only directory publisher due to BellSouth’s exit from the Peruvian market.

Argentina. Telefónica Publicidad e Información also manages the directory publishing business of Telinver in Argentina. Telinver decided to print the new directory in December and not in August as previously done.

Atento—Contact Centers

We formed Atento in 1999 to hold and develop our contact center business. Atento offers integrated telephone assistance services as well as sophisticated “customer relationship management” services such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento provides staff and rents contact center positions to third parties. At December 31, 2002, Atento operated more than 50 contact centers and 27,144 contact centers in 13 countries on four continents, including Europe (Spain), Latin America, Northern Africa (Morocco) and Asia (Japan).

In December 2001, Banco Bilbao Vizcaya Argentaria agreed to transfer its domestic and international contact center business to our wholly-owned subsidiary, Atento. In May 2002 we created Atento N.V., a new holding company for our contact center operations. We contributed to Atento N.V., our entire contact center business in Spain and overseas. Banco Bilbao Vizcaya and we are in the process of transferring Banco Bilbao Vizcaya Argentaria’s contact center operations to the new holding company, in exchange for up to a 9% holding in Atento N.V., as described below.

In connection with this transfer, Banco Bilbao Vizcaya and we agreed to enter into a series of agreements pursuant to which Atento will provide contact center services to the Banco Bilbao Vizcaya Argentaria group in Spain, Portugal and nine Latin American countries. The majority of the agreements have already been signed. Banco Bilbao Vizcaya Argentaria’s anticipated 9% interest in Atento may be subject to adjustments depending upon the amount of business transactions between the parties pursuant to such agreements.

In 2002, Atento continued to consolidate as a contact center service provider for the Portuguese and Spanish speaking market. Atento has reached its main goals through a business plan focused on providing services to strategic clients, operating performance and cost containment.

Atento’s major competitors are APAC Customer Serv., Convergys, ICT Group, Teleperformance, SITEL, Sykes Enterprise, Teletech Holdings and WestCorp.

Business-to-Business Marketplaces—Katalyx

In 2000, we created Katalyx to develop and operate electronic business-to-business (B2B) marketplaces, known as e-marketplaces, in Spain and Latin America. In 2001, we undertook a restructuring of Katalyx’s operations in

Spain, Argentina, Brazil and Mexico, significantly reducing costs in response to the adverse market conditions affecting new technology companies and the slowdown in the implementation of B2B initiatives.

Submarine Cable—Emergia

We formed Emergia to provide broadband telecommunications services through a high capacity fiber optic submarine cable that would seamlessly connect Latin America, the United States and the Caribbean. The first phase of the network commenced operations in the third quarter of 2000. During the first quarter of 2001, Emergia completed the installation of its fiber optic ring, consisting of more than 25,000 terrestrial and submarine kilometers of fiber optic cable and representing an investment of more than €1,400 million. Emergia’s network has the capacity to deliver initially up to 40 gigabits per second, which may be increased to 1.9 terabits per second. Following completion of the fiber optic ring, Emergia expanded its network by entering into capacity exchange agreements to permit it to offer connections to Europe. Emergia also expanded its fiber optic network in Rio de Janeiro in Brazil.

In addition to its fiber optic network, Emergia provides broadband infrastructure services to the wholesale market, including international carriers, Internet service providers and communications-intensive businesses, providing city-to-city and door-to-door connectivity between Latin America, the United States and Europe. Emergia is also conducting tests for the transmission of television signals through its fiber optic network.

The market for fiber optic capacity was characterized by soft demand in 2002. One Emergia customer has confirmed to Emergia that it will not renew its agreement with Emergia to lease fiber optic capacity when the current agreement expires, and additional Emergia customers may do the same in the future. As a result, Emergia implemented a cost containment plan to reduce operating expenses, pursuant to which Emergia reduced travel and other expenses, as well as decreased its marketing budget for the second half of 2002. In addition, Emergia renegotiated its agreements with local loop providers and with its maintenance suppliers.

In December 2002, we increased our holdings in Emergia to 100% from 94% by purchasing from Tyco the remaining 6% as previously agreed for €47.1 million.

During 2003 Emergia will become part of the new business line Telefónica International Wholesale Services. The international network of Telefónica Data Corp is currently being transferred to this business line from Telefónica Data.

We created Telefónica International Wholesale Services to manage Emergia’s international wholesale market for voice, IP, data and capacity services and its support network. This division will integrate Emergia’s activities, as well as the international operations of the fixed-line telephone operators in Spain and Latin America, and Telefónica DataCorp’s International Network.

International Strategic Partnerships

    Portugal Telecom

In January 2001, we and Telefónica Móviles entered into a joint venture agreement with Portugal Telecom to consolidate certain of our wireless operations in Brazil with those of Portugal Telecom. For a description of the terms of the joint venture agreement, see “—Worldwide Wireless Communications Services—Telefónica Móviles—Telefónica Móviles’ Operations—Latin America—Brazil—Joint Venture with Portugal Telecom”.

    Mobipay

Telefónica Móviles is jointly developing with other companies a new, simple, fast, low cost and secure mobile payment system that, under the Mobipay brand, offers merchants and customers the capability for onsite (in person) or remote automated transactions including vending machines, for personal money transfers, micropayments and for value-added services like electronic invoicing.

Telefónica Móviles initially began developing this business in conjunction with Banco Bilbao Vizcaya Argentaria as a 50/50 joint venture. At the same time, Banco Santander Central Hispano, a major Spanish bank, and Vodafone were jointly developing a separate mobile payment system. On May 30, 2001, Telefónica Móviles, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate their respective mobile payment systems to form a single mobile payment standard.

In addition, in February 2003, Telefónica Móviles, Orange, T-Mobile and Vodafone signed an agreement for the creation of the Association for Mobile Payment Services which will operate under the brand name Simpay. The objective of the association is to promote an open solution under one common brand for payments through mobile phones, that would be compatible with the networks of the different operators. This system would be available in several countries, and would complement other systems that already exist in the telecommunications sector.

    Our Strategic Alliance with Banco Bilbao Vizcaya Argentaria

Uno-e Bank

In February 2000, we and Banco Bilbao Vizcaya Argentaria, S.A. entered into a strategic alliance agreement, which provided that the online bank, Uno-e, would be 49%-owned by Terra Lycos and 51%-owned by Banco Bilbao Vizcaya Argentaria, S.A. Following receipt of the necessary government approvals, Terra Networks, S.A. acquired a 49% stake in Uno-e Bank from Banco Bilbao Vizcaya Argentaria, S.A. in August 2001 for €160 million. In February 2002, Terra Networks, S.A. subscribed for new shares amounting to €29.4 million in a capital increase. At December 31, 2002, Uno-e Bank had over 160,000 customers and managed assets of approximately €1.3 billion.

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. signed a Protocol of Intent, to merge Uno-e Bank, S.A. with the private consumer finance activities operated by Finanzia Banco de Crédito, S.A. a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. On January 10, 2003, Terra Networks S.A. and Banco Bilbao Vizcaya Argentina, S.A. signed an agreement providing for the merger. The agreement was subject to the completion of the corresponding due diligence process, the execution of a definitive agreement and the receipt of necessary authorizations. On June 23, 2003, Terra Networks S.A. and BBVA finalized the merger, and Terra Networks S.A.’s stake in Uno-e Bank has consequently been reduced to 33%. In connection with Terra Networks S.A.’s investment in Uno-e Bank, S.A., Terra Networks, S.A. also signed a contract providing for a liquidity mechanism with Banco Bilbao Vizcaya Argentina, S.A. on May 15, 2002. According to this liquidity mechanism, Terra Networks, S.A. has a put option to sell its interest in Uno-e Bank, S.A. to Banco Bilbao Vizcaya Argentaria, S.A.

On January 10, 2003, Terra Networks, S.A. signed a liquidity contract that replaced the previous agreement signed on May 15, 2002. The liquidity contract regulates its put option to sell its interest in the merged entity to Banco Bilbao Vizcaya Argentaria, S.A. between April 1, 2005 and September 30, 2007. The sale price will be the greater of (i) the value determined by an investment bank; or (ii) the value calculated by multiplying Uno-e’s last year earnings by BBVA’s price-to-earnings ratio (PER). Additionally, the contract provides that if Uno-e does not obtain the planned ordinary revenue and earnings before taxes, the aggregate market value of the shares Terra Networks, S.A. owns cannot be evaluated at less than €148.5 million.

On the same date, (January 10, 2003), Terra Networks, S.A. signed an advertising agreement by which Banco Bilbao Vizcaya Argentaria, S.A. has agreed to buy advertising space for €6 million annually for the next five years.

Atento

In December 2001, BBVA agreed to transfer its domestic and international contact center business to Atento, our subsidiary that conducts our contact center business, in exchange for up to a 9% stake in Atento N.V. For a description of this transaction, see “Item 4—Information on the Company—Business Overview—Atento—Contact Centers”.

Electronic Ticketing

In September 2001, we acquired through Admira a 47.5% stake in Tick Tack Ticket, Banco Bilbao Vizcaya Argentaria’s electronic ticketing business, which sells tickets to entertainment events.

Capital Expenditures and Divestitures

We have invested over €33,466.7 million in capital expenditures (consisting of additions to property, plant and equipment, which we refer to as “tangible investments”, and additions to intangible assets, which we refer to as “intangible investments”) since January 1, 2000. Of this amount, €3,926.2 million was invested in 2002, €8,420.9 million was invested in 2001 and €21,119 was invested in 2000. Losses on property, plant and equipment, which we refer to as “tangible (property and equipment) divestitures”, and losses on intangible assets, which we refer to as “intangible asset divestitures”, in 2000 and 2001 were not material. Tangible (property and equipment) and intangible asset divestitures in 2002 were €9,526.2 million, principally due to the value adjustments for the UMTS licenses and other intangible assets in Germany, Austria and Switzerland.

Year Ended December 31, 2002

Our principal capital expenditures in 2002 were investments made by Telefónica de España in the development of its broadband services. Capital expenditures in 2002 were substantially reduced due to the freeze of the development of UMTS licenses in Europe and the reduction of investments in Spain and Latin America. In 2002 capital expenditures decreased by 53.4% from 2001, due to an investment rationalization policy implemented in 2002 and included:

•	intangible investments (€1,106.6 million)

•	tangible investments made by Telefónica Internacional (€628.5 million)

•	tangible investments made by Telefónica de España (€1,262.9 million)

•	tangible investments made by Telefónica Móviles (€684.3 million)

•	tangible investments made by Telefónica Data (€146.5 million)

•	tangible investments made by Atento (€12.7 million)

Year Ended December 31, 2001

Our principal capital expenditures in 2001 were investments made by Telefónica de España in the development of its broadband services, investments made by Telefónica Data in the development of its emerging businesses in Europe and Latin America and investments made by Telesp in connection with the roll-out of its network:

•	intangible investments (€1,650.1 million)

•	tangible investments made by Telefónica Internacional (€3,123.7 million)

•	tangible investments made by Telefónica de España (€1,560.4 million)

•	tangible investments made by Telefónica Móviles (€1,419.3 million)

•	tangible investments made by Atento (€71.6 million)

Year Ended December 31, 2000

Our principal capital expenditures in 2000 were investments made by Telefónica Móviles in connection with the acquisition of licenses to provide UMTS services in Western Europe, investments made by Telesp in connection with the roll-out of its network and investments made by our fixed-line operators to upgrade their networks to facilitate the provision of broadband services:

•	intangible investments (€13,112.0 million), including €12,171.6 million paid in the aggregate by Telefónica Móviles and the relevant consortia for the acquisition of UMTS licenses by Telefónica Móviles in Spain, Germany, Italy and Austria (of which €6,611.1 million were paid by Telefónica Móviles), €105.9 million in research and development expenses and €515.0 million in software licenses and development

•	tangible investments made by Telefónica Internacional (€4,045.2 million)

•	tangible investments made by Telefónica de España (€1,436.5 million)

•	tangible investments made by Telefónica Móviles (€1,002.8 million)

•	tangible investments made by Atento (€722.5 million)

Financial Investments and Divestitures

Our principal financial investments in 2002 were made by Telefónica Móviles (€712.4 million), Admira (€488.6 million) and Telefónica, S.A. (€264.0 million). Our principal financial divestitures in 2002 were divestitures by Telefónica de Contenidos of 100% of its holding in Grupo Uniprex Onda Cero, Cadena Voz de Radiodifusión and Azul Televisión, and its sale of 4.11% of its holding in Hispasat, S.A. Telefónica de Contenidos maintains a 13.23% holding in Hispasat, S.A. Additional divestitures have been recorded by Telefónica Datacorp, SAU, with respect to its holding in European Telecom International, as well as by Terra Lycos of its holdings in GmbH Lycos Korea and Sympatico Lycos.

Our principal financial investments in 2001 were made by Telefónica Data (€1,534.5 million), Telefónica Móviles (€1,166.1 million), Telefónica, S.A. (€756.2 million), Admira (€676.4 million) and Terra Lycos (€198.2 million). Our principal financial divestitures in 2001 were divestitures by Admira of 5.4% of its holding in Hispasat, S.A. for €35.2 million and by Telefónica Latinoamérica of its 35.86% holding in Cablevisión, S.A., which we did not consolidate in our financial statements for 2001, for €255.9 million. Admira maintains a 17.34% holding in Hispasat, S.A.

During 2000, principal investments were made by Telefónica Latinoamérica (€961.5 million), Telefónica Móviles (€321.5 million) and Telefónica, S.A. (€710.9). Principal financial divestitures in 2000 were divestitures in companies accounted for under the equity method of €162.3 million, comprised principally of Companhia Riograndese de Telecommunicaçoes S.A. and Amper, S.A.

Seasonality

Our main business is not significantly affected by seasonal trends.

Patents

Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

Public Takeover Offers

On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we do not currently own. The CNMV approved the prospectus for the tender offer on June 19, 2003. The offer price is €5.25 per share, payable in cash. Our offer is subject to us owning at least 75% of the total share capital of Terra Networks on the closing date of the offer. We have, however, expressly reserved the right to waive this condition. The tender offer has a one-month acceptance period beginning on the day the offer was published. The acceptance period began on June 23, 2003 and will end on July 23, 2003. For further information, see “Item 7B—Related Party Transactions”.

On May 25, 2003, Telesp Celular Participações, S.A. (TCP), in compliance with Brazilian legislations, made a request to launch a tender offer, which is currently being reviewed by the CVM, the Brazilian Securities and Exchange Commission, for the voting shares of the minority shareholders of Tele Centro Oeste Participações, S.A. (TCO). For further information, see “Item 4—Business Overview—Telefónica Móviles—Telefónica Móviles Operations—Brazil”.

C. ORGANIZATIONAL STRUCTURE

Please see “—History and Development of the Company—Overview”.

D. PROPERTY, PLANT AND EQUIPMENT

Description of Property

Domestic Network

Fixed-line Network

In order to provide residential and other telecommunications services in Spain, we operate a full service telecommunications network. We benefit from an intensive capital investment program carried out over the last decade, which focused on network expansion as well as network upgrading. As a result, we now have:

•	a network consisting of fiber optic cable to the curb in every Spanish city with a population of more than 50,000

•	switching including synchronous digital hierarchy

•	an asynchronous transfer mode roll-out

•	System 7 signaling throughout

Our infrastructure development objective is to achieve a fully digital system which permits simultaneous voice, data, text and image transmission, and which permits cost-efficient network management and maintenance. Consistent with this aim, we are moving towards a simplified two-level network hierarchy through the use of remote units, and we are presently increasing operational efficiencies through centralization of our network monitoring and management functions. The local digitalization rate in our network has increased from 56.7% in 1995 to 86.8% at December 31, 2002, and our long-distance lines are now 100% digitalized. All international services are also 100% digitalized.

We have continued to increase the number of integrated service digital network lines in our network. At December 31, 2002, we had approximately 2.2 million integrated service digital network lines, a 3.4% increase compared with the number of integrated service digital network lines in service at December 31, 2001. This will enable provision of a further range of services over the network, including simultaneous image transmission and voice telephony over the same line. Currently, we are marketing integrated service digital network primarily to commercial and high-usage residential customers. We expect that integrated service digital network costs will decline significantly in the coming years, thereby making integrated service digital network services more attractive to a larger customer base and increasing overall traffic over our network.

In carrying out our infrastructure development program, we have increased the use of fiber optic cables in our network. The table below shows the total length of the four basic types of cable in our network as of the dates indicated.

	At December 31,
	1998	1999	2000	2001	2002
Coaxial cable (km)	9,990	5,059	4,787	4,756	4,692
Fiber optic cable (km)	49,653	52,511	54,920	58,156	60,932
Copper cable in domestic long-distance lines (km)	57,802	57,430	57,259	57,095	56,753
Subscriber networks (thousand km-par)(1)	66,237	66,713	67,554	68,563	69,148

(1)	The transmission cables in the subscriber networks contain a variable number of conducting filaments, which are insulated from each other and grouped in pairs. Each such pair is called a “par”.

In carrying out our infrastructure development program we have consistently used a core group of primary equipment suppliers, including AT&T/Lucent Technologies, Ericsson and Alcatel, in order to maintain technological compatibility while at the same time decreasing dependence on any one vendor. We believe that our relationships with our primary vendors are stable and exhibit a high degree of cooperation with respect to our particular infrastructure needs.

Spain’s demographic makeup and topography present significant challenges to the provision of basic telephone service throughout the country, particularly in rural areas. Our continuing rural expansion program has been funded in part by local Spanish authorities. We are able to use alternative technologies in order to extend service into remote and thinly populated areas in compliance with our universal service obligation, and we have installed wireless access where this is more cost-efficient than extending fixed-line service.

Wireless Network

Telefónica Móviles España’s digital network in Spain is based upon the GSM standard, which has been adopted by more than 130 countries worldwide, including all member countries of the European Union. The prevalence of the GSM standard, together with its international roaming agreements, enables Telefónica Móviles España’s customers to make and receive calls throughout Western Europe and in more than 100 countries worldwide. Telefónica Móviles España’s GSM-based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products. In addition, in 2001 Telefónica Móviles España launched general packet radio service, or GPRS, which permits faster packet-based technology for the transmission of data and improved network utilization than circuit-switched technology.

At December 31, 2002, Telefónica Móviles España’s network in Spain, which consisted of approximately 115 switching centers and more than 14,380 base stations, provided coverage to approximately 99% of the population and 97% of the national territory.

Telefónica Móviles España offers analog service on the ETACS 900, or extended total access communications system, in Spain. Its analog network has 29 switching centers and over 3,000 base stations.

International Network

Fixed-Line Networks

Telefónica Latinoamérica operates full service telecommunications networks in Argentina, Brazil, Chile, Peru and Puerto Rico through its subsidiaries. Telefónica Latinoamérica’s principal properties consist of numerous buildings and telecommunications installations, including exchanges of various sizes, transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications. Telefónica Latinoamérica intends to digitalize its telecommunications networks fully. In Brazil, Telefónica Latinoamérica’s subsidiaries have digitalized 83% of their access lines, 57% in Argentina, 68% in Chile and 89% in Peru. As of December 31, 2002, Telefónica Latinoamérica had approximately 12,505.3 million access lines in service in the Brazilian state of São Paulo, 4,419.2 million access lines in service in Argentina, 2,686.7 million access lines in service in Chile and 1,815.6 million access lines in service in Peru.

Wireless Networks

Telefónica Móviles owns, or controls through long-term leases or licenses, properties consisting of plant and equipment used to provide wireless communications services. In addition, Telefónica Móviles owns, or controls through leases, properties used as administrative office buildings and/or retail sales locations, customer relationship centers, and other facilities, such as research and development facilities. These properties include land, interior office space, and space on existing structures of various types used to support equipment used to provide wireless communications services. Most of the leased properties are owned by private entities and the balance is owned by municipal entities.

Plant and equipment used to provide wireless communications services consist of:

•	switching, transmissions and receiving equipment;

•	connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•	land and buildings;

•	easements; and

•	other miscellaneous properties (work equipment, furniture and plants under construction).

The majority of the lines connecting Telefónica Móviles’ services to other telecommunications services and power sources are on or under public roads, highways and streets. The remainder are on or under private property.

Satellite Communications

We have interests in five international satellite communications organizations or companies, including:

•	Intelsat, 3,674,630 shares (0.7%), the global satellite consortium

•	Inmarsat, 1,175,900 shares (1.2%), the maritime satellite organization

•	Eutelsat (2.1%), the European regional satellite organization

•	Hispasat (13.2%), the communications satellite organization which carries the Vía Digital direct-to-home (DTH) satellite television service and has a license to operate a new satellite system in Brazil (Amazonas)

•	New Skies Satellites 984,810 shares (0.8%), the communications satellite company that was formerly part of Intelsat

•	We operate over 42 high performance earth stations providing advance services to these satellite companies

Submarine Cable

We are also one of the world’s leading submarine cable operators. We are currently participating in the following projects: SAT-3/WASC/SAFE and ESTEPONA—TEUTAN. These two projects are extensions of existing submarine cable projects. We currently participate in 44 international underwater cable systems (13 of which are moored in Spain) and own 14 domestic fiber optic cables.

The SAT-3, a fiber optic undersea cable system linking southern Europe, the West Coast of Africa and the South Coast of Asia, was built by a consortium which consists of Telefónica de España, Marconi, Telekom South Africa, Concert and more than 20 other carriers. We funded $34.5 million of the $665 million cost of the project, which spans 14,580 nautical miles. We have 5.2% participation in this project. The system commenced operations in April 2002. The upgrading of this submarine cable project had an additional cost of approximately $68 million of which we assumed the funding of $3.5 million. The new upgraded project began operations in June 2003.

The ESTEPONA-TEUTAN is an underwater system linking Spain with Morocco in the Mediterranean coast. The system is 61 miles long and was built by Telefónica and Itissalat al Maghrib. Each company holds 50% of the submarine cable. The underwater system began operations on May 4, 2003.

Transfers and Development of Real Property

In 2003, we received authorization from the Ministry of Science and Technology to transfer from Telefónica de España, S.A. to our wholly-owned subsidiary, Telefónica Inmobiliaria, all of Telefónica de España’s real property, including office buildings, commercial sites, storage space, garages and other real property. As part of this transfer, which is currently underway, Telefónica de España will not transfer any strategic assets of the Telefónica de España Group.

In 2002, the Master Plan for Real Estate Efficiency was approved. The plan is expected to generate approximately €1 billion from the sale of properties in Spain. In the context of this plan, a total of 204 non-strategic surplus properties were sold during 2002. The sale of an additional 380 properties is currently underway.

The “Communications City” project, which will be built by Inmobiliaria Telefónica at PAU de Las Tablas, north of Madrid, to house the Telefónica Group’s Decision Centres, is undergoing intensive development. It will follow an open business park model, comprising 13 buildings of between 7,000 and 12,000 square meters, grouped among four zones in an open landscaped environment. The expected cost of this project is approximately €400 million through 2005.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Presentation of Financial Information

The information in this section should be read in conjunction with our consolidated financial statements, and the notes thereto, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with Spanish GAAP, which differ in certain respects from U.S. GAAP. Please refer to note 25 to our consolidated financial statements for a discussion of these differences.

Changes in the Composition of the Group Affecting the Comparison of our Results

During 2001 and 2002, various changes occurred in the composition of the Telefónica Group that affect the comparability of our historical operating results. Please see note 2 to our consolidated financial statements for a discussion of the principles of consolidation and a description of the principal changes in the composition of the group affecting our financial statements during the periods covered by the consolidated financial statements. The most significant changes are described below.

Year ended December 31, 2002

In March 2002, we completed the final stage of our agreement with Iberdrola, S.A. to acquire all shareholdings previously held by Iberdrola Group in our Brazilian operators. Following the completion of the acquisition of these investments in May 2002, we contributed the shares that we owned in the aforementioned Brazilian companies to Telefónica Móviles. Following this transaction, the percentage that the Telefónica Group holds, directly and indirectly, in the Brazilian companies are the following: 40.91% of TBS Celular Participações, S.A., 83.56% of Sudestecel Participações, S.A, 27.71% of Tele Leste Celular Participações, S.A., and 100% of Iberoleste Participações, S.A. All these companies have been included in the consolidated financial statements of Telefónica Group using the global integration method up to December 31, 2002 (in fiscal year 2001, Tele Leste Celular Participações, S.A. was included in the consolidated financial statements of Telefónica Group using the equity method), when they were included through the Brasilcel, N.V., joint venture using the proportionate integration method.

In June 2002, Telefónica de Contenidos sold its interest in Prime Argentina, owner of the channel Azul Televisión, for U.S.$12 million, which led to recording of extraordinary losses of €162.8 million. Prime Argentina had previously been accounted for using the equity method in the Telefónica Group’s consolidated financial statements.

In September 2002, Telefónica Móviles, S.A. acquired 65.23% of Pegaso PCS (México) for €92.9 million. Subsequently, Pegaso carried out a capital increase to which Telefónica Móviles, S.A. subscribed for €211.5 million, corresponding to its 65.23% stake. Among the agreements signed with Burillo was a commitment to combine the equity both companies would hold in the Pegaso Group and in Telefónica Móviles’ subsidiaries in northern Mexico. The two groups would hold shares in the new Mexican company that would result. This “contribution” was paid for by the sale of their equity to Telefónica Móviles México, to take place after a debt capitalization by creditors. Telefónica Móviles now holds 92% of the new holding company’s capital.

In September 2002, we formalized the sale of 100% of the Telefónica de Contenidos, S.A.’s equity in both Group Uniprex Onda Cero and Cadena Voz de Radiodifusión, S.A. Admira Group sold this equity to Antena 3 de Televisión Group, obtaining consolidated capital gains totaling €35.8 million. Both companies, which during fiscal 2001 were being incorporated into Telefónica Group’s consolidation perimeter using the global integration method, are now being accounted for (forming part of Antena 3 de Televisión Group) using the equity method.

In May 2002, Datacorp Group, through its affiliate Telefónica Data do Brasil Ltd., subscribed for new shares in a capital increase by Telefónica Data Brasil Holding, S.A., contributing loans previously granted for an amount of 482.9 million reais. After this transaction, Telefónica Group’s stake in the company grew from 87.5% to 94.0%.

On December 27, 2002, after complying with Brazilian regulatory requirements, Telefónica Móviles, S.A., and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) incorporated Brasilcel, the 50/50 Joint Venture, by contributing 100% of their respective direct and indirect interests in the mobile communications companies in Brazil.

Year ended December 31, 2001

In June 2001, we acquired from Motorola certain wireless operators in Mexico in exchange for approximately 122.6 million of our ordinary shares. As a result, we consolidated these companies in our financial statements for 2001 as from the date of their acquisition.

In the third quarter of 2001, Telefónica Móviles changed the method by which it accounts for its interest in IPSE 2000 from the global integration method to the equity method because it more accurately reflects Telefónica Móviles’ participation in IPSE 2000’s decision-making process. As a result, in 2001, we did not deduct for minority interests in the losses of this company.

Telefónica Latinoamérica acquired an additional holding of 10% in Telefónica Perú Holding, S.A. for €227.3 million, giving rise to goodwill in consolidation of €46.3 million. As a result of this acquisition, Telefónica Latinoamérica became the sole stockholder of this company, which continues to be consolidated.

In January 2001, we acquired all the shares of mediaWays, GmbH for €1,473.1 million from the German company Bertelsmann AG, giving rise to goodwill of €1,474.7 million. As a result, we consolidated this company in our financial statements for 2001.

In August 2001, Terra Lycos acquired a 49% holding in Uno-e Bank, S.A. for €160.4 million, giving rise to goodwill of €130.3 million. We carry Uno-e Bank by the equity method.

Significant Accounting Changes

In 2002, under Spanish GAAP, pursuant to an ICAC resolution dated March 15, 2002, we recorded tax assets relating to tax relief and tax credits not yet taken for tax purposes but regarding which there is no doubt that they can be deducted in the future in accordance with generally accepted accounting principles. An asset of €343.0 million was recorded as of December 31, 2002, pursuant to this resolution.

In 2001, Telefónica de Argentina changed its fiscal year end from September 30 to December 31. As a result, our results of operations for the year ended December 31, 2001 include a non-recurring extraordinary three-month period of results from Telefónica de Argentina for October 1, 2000 to December 31, 2000. Under U.S. GAAP the effect of this change in respect of the additional three-month period was a credit to retained earnings. See note 25 to our consolidated financial statements.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Consequently, our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors you should consider in connection with your review of our financial statements and the discussion of our financial condition and results of operations below. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition, results of operations and cash flow.

The accounting policies under Spanish and U.S. GAAP applied by Telefónica are described in notes 4 and 25, respectively, to our consolidated financial statements.

Accounting for Long-lived Assets, Including Goodwill

Property, plant and equipment and purchased intangible assets other than goodwill (like licenses) are recorded at acquisition cost. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment are depreciated or amortized on a straight-line basis over their estimated useful lives, and licenses included in the intangible assets are depreciated or amortized using an amortization method based on the estimated capacity to generate revenues during the concession period.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining: (a) the fair value at the acquisition date, especially in the case of such assets acquired in a business combination, and (b) the useful lives of the assets over that will be used to determine the future amortization to be charged to the income statement.

When an impairment in the value of assets occurs, nonscheduled write-downs are made. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination if impairments of long-lived and intangible assets are necessary involves the use of estimates that include but are not limited to the determination of its cause, its timing and estimation of the amount of the impairment. The determination if an impairment is necessary is based on a broad measure of factors. Among other things, we typically consider technological obsolescence, discontinuance of services and other changes in circumstances that indicate an impairment.

A significant change in the above mentioned facts and circumstances may trigger the requirement of recording an impairment and may have a material adverse impact on our operating results and financial condition.

Goodwill resulting from business combinations is amortized on a straight-line basis over its useful life. The consideration paid for acquisitions in excess of the underlying book value of each acquired subsidiary at the purchase date and not directly allocable to the companies’ assets is recorded as goodwill in consolidation and amortized on a straight-line basis during the period in which such goodwill contributes to the obtainment of revenues by the companies for which the goodwill was recorded. The maximum goodwill amortization period is 20 years.

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. We review, on a regular basis, the performance of our subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of that subsidiary is impaired and that the impairment is of a permanent nature, we compare the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates, depending on the method used. Significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods and quoted stock market prices, if available.

Factors affecting estimated fair values typically include discount rates, future cash flows, market prices and control premiums. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill write-down.

A significant reduction in these estimates may have a material adverse impact on our operating results and financial condition.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles exceeds its fair values. The provisions of SFAS No. 142, which apply to goodwill and intangible assets acquired prior to June 30, 2001, were adopted by us on January 1, 2002. The adoption of SFAS 142 has required the reversal of goodwill amortization recorded under Spanish GAAP which amounted to €543.5 million in 2002 and the recognition of an intangible asset originally arising from the purchase of Mediaways.

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company adopted the provisions of this statement on January 1, 2002 for U.S. GAAP reporting purposes. The adoption of SFAS No. 144 resulted in an additional impairment charge of €107.1 million under U.S. GAAP.

Any carrying amounts that exceed its fair value should be immediately written off. Provisions under Spanish GAAP considered temporary or which did not qualify as goodwill impairment under U.S. GAAP were reverted and any other impairment according to U.S. GAAP requirements were recorded.

Devaluation in Argentina

In view of its international presence, the Telefónica Group, like other corporations, has been affected by the economic situation in Argentina through the various Telefónica Group companies operating there. As of December 31, 2002, the Telefónica Group’s exposure at the various Argentine companies amounted to €968.1 million, including the related goodwill, intercompany financing and the asset value assignable to those investments (after inclusion of the losses of these companies before the related tax effect).

Argentine exchange markets closed on December 23, 2001 and remained closed through January 11, 2002, during which period the official exchange rate remained at 1.0 pesos/U.S.$1.00. Accordingly, as of December 31, 2001, the closing date of our consolidated financial statements for 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative.

Taking into account Spanish accounting legislation, the express communications from the Spanish Accounting and Audit Institute (ICAC) regarding the way in which this devaluation should be treated at year-end 2001 and the international accounting rulings in force, in preparing its consolidated financial statements for 2001 the Telefónica Group used peso/euro and peso/U.S. dollar exchange rates of 1.5149 pesos/€1.00 and 1.70 pesos/U.S.$1.00 at year-end as the first representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was 3.5341 pesos/€1.00 (3.37 pesos/ U.S.$1.00). These exchange rates were used to include in the consolidated financial statements the assets and liabilities of the Argentina subsidiaries and associated companies and to asses the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, these consolidated financial statements reflect an adverse impact on consolidated earnings and on the “Stockholders’ Equity—Translation Differences in Consolidation” caption of €354.68 million and €1,147.09 million, respectively, in 2002 (€369.0 million and €1,424.1 million, respectively in 2001).

The matters still not resolved include the necessary renegotiations with the Argentine Government of the future rates due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to rate levels nor, therefore, the future sales revenues and cash flows can be predicted.

Given that the aforementioned circumstances had not occurred at the date of preparation of the consolidated financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the consolidated financial statements as of December 31, 2002.

Net investment hedge

In order to reduce foreign currency exposure of net investments in foreign operations, Telefónica, as a matter of policy, attempts to finance its activities in the same currencies as those used for its foreign investments. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

For the year ended December 31, 2002, we recorded as a positive cumulative translation adjustment in equity, under Spanish GAAP, approximately €1,148 million related to the effective portion of non-derivative instruments and derivative instruments used as net investment hedges included as a cumulative translation adjustment in equity. These net gains or losses principally offset the net gains (losses) recorded on the respective net investments in foreign currencies being hedged. Under Spanish GAAP, the requirements to qualify a net investment differ from those of U.S. GAAP. The main differences relate to the measurement of the hedge ineffectiveness. We re-designated all hedging relationships anew for U.S. GAAP purposes at December 31, 2000. Those economic hedge instruments under Spanish GAAP that were not assigned as a net investment hedge under U.S. GAAP were recorded at fair value through earnings. Additionally, all differences relating to net investment hedges under Spanish GAAP and U.S. GAAP (economic hedges not assigned and ineffectiveness) were recorded in earnings for the year ended December 31, 2002. Both of these impacts represented a loss of €376.2 million, gross of tax and minority interests. We have calculated the ineffectiveness of our net investment hedges by comparing an appropriate “hypothetical” derivative and non-derivative contracts with the actual instruments being used.

The determination of the fair value of each derivative and the assessment of hedge effectiveness require the use of estimates regarding discount rates and market prices, among others. A significant change in these estimates may preclude our ability to assign hedging relationships and/or increase the amounts of ineffectiveness and, therefore, produce a material adverse impact on our operating results and financial condition.

Recent Developments

The principal events since the close of our financial year are set forth below. Certain of these events are described in greater detail in Note 23 to the consolidated financial statements.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefónica, S.A. and our subsidiary, Telefónica de Contenidos, S.A., exercised an option granted by Banco Santander Central Hispano, S.A. to purchase 17,365,125 and 2,167,500 shares of Antena 3 de Televisión, S.A., which together represent 11.7% of the capital stock of Antena 3. The shares were acquired by Admira Media, S.A. The resulting percentage of ownership was 59.2%.

On January 10, 2003, Terra Lycos and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. This agreement replaced the parties’ memorandum of understanding dated May 15, 2002, conditional upon obtainment of the relevant internal and administrative authorizations. After the integration takes place, Terra Lycos’s ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%. BBVA and Terra also entered into a liquidity agreement that will replace that dated May 15, 2002, once integration has taken place.

On January 29, 2003, Sogecable S.A., Telefónica, S.A. and Telefónica de Contenidos S.A. entered into an agreement whereby they deemed that the contract terms established for the merger of Sogecable and Vía Digital had been fully met.

On January 16, 2003, Brasilcel entered into an agreement to acquire, through its subsidiary Telesp Celular Participações, S.A. (TCP), from the Brazilian company Fixcel 61.1% of the ordinary shares of Tele Centro Oeste Celular Participações, S.A. (TCO) representing 20.4% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reai 1.5 billion, corresponding to reai 19.49 per each lot of 1,000 shares acquired. As of the date of this annual report, TCP has paid reai 284.7 million of the total amount and the remaining will be paid in future installments. On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which is currently being reviewed by the CVM, for the voting shares of the minority shareholders of TCO. The price per share to be offered will be equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders, as described above. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares.

In February 2003, Telefónica issued 97,213,225 new shares, and in April 2003 issued 99,157,490 new shares. Both capital increases were charged to unrestricted reserves and were assigned free of charge to stockholders at a ratio of one new share for every 50 shares owned.

On February 12, 2003, Telefónica, Terra, Lycos and Bertelsmann entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

On February 13, 2003, Telefónica de Contenidos communicated to Vía Digital its intention to convert all of its convertible bonds into common equity. This conversion was approved by the board of Vía Digital in its meeting on February 20, 2003. 9,446,625 bonds were converted into 9,446,625 common shares at par value (€17.4 per share), with all economic and political rights, through a capital increase amounting to €164,371,275. As a consequence, Vía Digital’s common stock increased to 328,742,550 (18,893,250 shares at €17.40 per share).

On March 14, 2003, Telefónica de Contenidos acquired the 18.8% stake held by Strategic Money Management, B.V. (“SMM”) in Vía Digital.

On March 24, 2003, Telefónica Publicidad e Información, S.A. announced the payment of a dividend of €0.109 per share payable in cash. The dividend was paid on April 8, 2003.

On April 1, 2003, the general meeting of shareholders of Telefónica Móviles approved a distribution of a dividend of €0.175 per share in cash, payable on June 2003.

On April 3, 2003, the Spanish competition authorities (Servicio de Defensa de la Competencia) approved the proposed merger plan presented by Vía Digital and Sogecable.

On April 7, 2003, Telefónica Móviles, T-Mobile International and TIM (Telecom Italia Mobile) announced the signing of a strategic alliance. This alliance will allow the three companies to offer their customers similar products in all the countries where they operate. The three companies will be able, via roaming agreements, to develop new data and wireless internet access. The alliance covers over 162 million potential mobile phone customers.

On April 10, 2003, the shareholders of Vía Digital, including Telefónica do Contenidos S.A.U., our wholly-owned subsidiary, approved a resolution to conduct a capital increase for a maximum of €1.1 billion. Vía Digital used most of the proceeds of the capital increase to reduce its outstanding debt obligations. Existing shareholders had a preferential right to subscribe the newly issued shares for a period of one month. After this period, existing shareholders as well as third parties may subscribe unallocated available shares.

On April 14, 2003, the acquisition of a 2.075% participation of DTH Europa, a 100% owned affiliate of the Mexican media group Televisa, was effected.

On April 28, 2003, the acquisition of a 1.15% participation of Galaxy Entertainment, a joint venture of the Venezuelan media company Group Cisneros and the US DTH operator Direct TV, was effected.

On April 30, 2003, our Board of Directors decided, as approved by the general meeting of shareholders held on April 11, 2003, to accept an offer made by Grupo Planeta for 25.1% of the Antena 3 shares. We agreed to sell our 25.1% interest in Antena 3 for €364 million (assuming an equity value of €1,450.0 million), subject to obtaining the necessary administrative authorizations as requested by the Spanish Act 10/88 on Private Television and to clearance from the Spanish anti-trust authorities. The sale is also subject to the successful initial public offering of Antena 3 in Spain. Such administrative authorizations and clearances were obtained on June 13, 2002. As agreed with Grupo Planeta, the sale and purchase agreement will be executed within twenty days following such date. The price is subject to a limited adjustment pursuant to the Antena 3 financial statements as of December 31, 2002.

On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we do not currently own. The CNMV approved the prospectus for the tender offer on June 19, 2003. The offer price is €5.25 per share, payable in cash. Our offer is subject to us owning at least 75% of the total share capital of Terra Networks on the closing date of the offer. We have, however, expressly reserved the right to waive this condition. The tender offer has a one-month acceptance period beginning on the day the offer was published. The acceptance period began on June 23, 2003 and will end on July 23, 2003.

Operating Environment and Business Trends

The discussion below should be considered in light of the following important economic, business and regulatory and competitive developments that affected our group during the periods discussed below and that may affect our future financial condition and results of operations.

Economic Developments and Outlook

Spain

Our results of operations are dependent, to a large extent, on the level of demand for our services in Spain. As of December 31, 2002, revenues from our operations in Spain represented 58.5% of our consolidated revenues. Demand for our services in Spain is related to the performance of the Spanish economy. Spain’s real gross domestic product (GDP) growth slowed to 2.0% in 2002, and real GDP is estimated to be around 2.2% in 2003, reflecting a relatively stronger domestic demand. Inflation is expected to decrease to 3.2% in 2003 from 3.6% in 2002. The current-account deficit was estimated at 2.1% of GDP in 2002. It is difficult to predict how this may change in 2003 and beyond, but it could reach between 2.0 and 2.5%. The unemployment rate was 11.4% at December 31, 2002.

Brazil

Brazil’s GDP grew substantially in the second half of 2002 due to an increase in exports. Real GDP growth for the year was approximately 1.5%. Monetary policy has been kept tight by the Brazilian government due to an abrupt rise in inflation from 18% in September 2002 to 25% at December 2002. The Brazilian real depreciated approximately 52.3% relative to the U.S. dollar due to an adverse political environment and negative economic conditions. Economic growth of approximately 2.3% is expected in 2003.

Argentina

Argentina’s GDP fell 11.5% in 2002, and the peso depreciated 239%, closing at ARS/USD 3.39. The consumer inflation rate increased 41%, while wholesale prices rose 118% in 2002 principally due to the higher pass-through coefficient. Unemployment increased to 21.5% in May, but decreased to 17.8% in October due to the implementation of the “Plan Jefes y Jefas de Hogar” by the government. For 2003, GDP is expected to grow by 3%.

Chile

Chile’s real GDP growth slowed to approximately 2.0% in 2002 from 2.8% growth in 2001. In 2002, inflation stood at 2.5%, as opposed to a 2.6% inflation rate in 2001. The Chilean peso, which floats freely, depreciated approximately 9.7% in nominal terms (6.6% in real terms) against the U.S. dollar in 2002. Chile’s unemployment rate remained in the 8-10% range in 2002. Despite Chile’s recent labor troubles, wages have on average risen faster than inflation over the last several years as a result of higher productivity, boosting national living standards. Real GDP growth in 2003 is expected to be approximately 3%.

Peru

Peru’s real GDP growth grew to 5.2% in 2002 from 0.2% growth in 2001. Peru experienced inflation in 2002, with prices increasing 1.5% as measured by the “IPC”, the Peruvian equivalent of the U.S. Consumer Price Index, and the Peruvian central bank raised interest rates in the second half of 2002 without a corresponding depreciation in the Peruvian nuevo sol. Unemployment averaged approximately 9.5% in 2002 and reached approximately 8.9% at year-end 2002. Real GDP growth is expected to reach approximately 4.5% in 2003.

Mexico

Mexico’s estimated real GDP growth for the year 2002 was 0.9%. Monetary policy has been kept tight by the Mexican government in order to limit inflation and to bolster the currency, which depreciated by approximately 14% relative to the U.S. dollar during the course of 2002. Economic growth of approximately 2.3% is expected in 2003. The average consumer inflation rate for the year 2003 is estimated to reach 4.1% (compared to 5.7% in 2002) as a result of the weakness in foreign demand, especially from the United States.

Significant Business Developments

Year ended December 31, 2002

•	In 2002, following a third party study of the goodwill arising from the acquisition of Lycos, Inc., Terra Lycos wrote down goodwill related to its prior acquisitions, principally Lycos, by €856.7 million and reversed €272.6 million of capitalized tax credits. In addition, Terra Lycos recorded provisions for intangible assets and property, plant and equipment amounting to €21.42 million and €32.14 million, respectively, and wrote off €56.6 million of start-up expenses. The net impact of these effects and of the write-down of goodwill relating to the agreements entered into by the Terra Lycos Group and Telefónica on the consolidated statement of operations of the Telefónica Group, after taking into account the tax effects and minority interests, amount to €401.3 million. At December 31, 2002, it had goodwill of €627.2 million, equal to 17.9% of its total assets at that date.

•	Due to the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of incumbent operators in the European markets, making it more difficult for new operators to obtain a sufficient size, Telefónica Móviles decided to freeze the development of UMTS services in Germany and to request independent experts to assess the viability of its UMTS business plans in Germany, Italy, Austria and Switzerland. Telefónica Móviles is continuing to make every effort to obtain value from the aforementioned investments and, although future revenues may be obtained from the operation of these licenses, we, in view of the current uncertainty, in accordance with generally accepted accounting principles, recorded a net loss of €4,958.2 million in the consolidated financial statements of the Telefónica Group as of December 31, 2002, which includes mainly intangible asset writedowns (€9,445.0 million) and provisions for contingencies and expenses (€2,753.9 million), mainly labor force restructuring expenses and expenses relating to the termination of contracts, offset by reduction in corporate income tax (€2,837.2 million) and loss attributed to minority interests (€4,580.3 million).

•	In 2002, we continued to seek additional business opportunities through the development of new higher value-added products and services including most notably a firm commitment to broadband (1.4 million ADSL connections at year-end), wireless telephone data services and corporate solutions areas.

•	We continued to increase our presence in the mobile telephony business in Brazil and Mexico by entering into a strategic alliance with our partner Portugal Telecom and by the acquisition of Pegaso, respectively. In addition, Telefónica Móviles continued to be the leader in the mobile telephony business in Spain, with over 18 million customers at year-end 2002.

•	During 2002, Telesp achieved the first results of the accelerated growth strategy which allowed it to meet the fixed infrastructure deployment “goals” ahead of time in the state of São Paulo, allowing Telesp to provide long-distance interstate and international services.

Year ended December 31, 2001

•	Due to the revision of existing estimates and projections during 2001, we wrote down goodwill associated with our acquisition of mediaWays in the amount of €249 million.

•	In 2001, Terra Lycos conducted a study of the evolution of the business plans of its acquired companies, as a result of which it wrote down goodwill related to its prior acquisitions by €35.0 million. At December 31, 2001, it had goodwill of €1,819 million, equal to 29.8% of its total assets at that date. As from July 1, 2001, Terra Lycos amortizes the goodwill of its acquired businesses on a straight-line basis over 10 years. Previously, it amortized goodwill over a five-year period.

•	Due to technological difficulties relating to the development and deployment of UMTS services, the commercial launch of UMTS services was delayed.

Year ended December 31, 2000

•	The Spanish market for wireless communications services grew significantly during 2000. Our wireless subscribers in Spain increased by approximately 51.0% to 13.7 million at December 31, 2000 from 9.1 million at December 31, 2000.

•	In 2000, we acquired newly issued UMTS licenses, individually or as part of consortia, in Germany, Italy, Austria and Switzerland, at an aggregate cost of approximately €6,611.1 million.

•	In 2000, Telefónica Móviles conducted an initial public offering, and we divested some non-strategic assets.

Economic Situation in Argentina

In 2002, Argentina’s economy was in its fourth straight year of recession. In January 2002, the Argentine government removed the peg of the Argentine peso to the U.S. dollar, resulting in a significant devaluation of the peso against the dollar. As of December 31, 2002, the Argentine peso/euro exchange rate was €1.00 = 3.53 pesos. Our financial condition and results of operations may be adversely affected by any further declines in the value of the Argentine peso or declines in the values of the currencies of other Latin American countries where we operate.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of May 6, 2003 are no longer applicable in connection with repayments to foreign creditors. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the current economic crisis in the short term, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since a new administration was appointed by the Argentine Congress on January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

The Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities including our Argentine subsidiaries. Argentina’s real GDP declined 11.5% in 2002.

During the first quarter of 2003, some parts of the Argentine economy began to stabilize. GDP growth during the first quarter of 2003 was estimated at 1.8% and according to market consensus is expected to grow by 4.1% for the entire year. Inflation has also stabilized as the peso has strengthened versus the U.S. dollar. As of March 31, 2003, the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. Notwithstanding this recent stabilization, the Argentina economy has quickly deteriorated in the past, and may quickly deteriorate in the future, and until sustained growth is achieved we cannot assure you if, or when, the Argentina economy will begin a sustained recovery.

Our fixed-line operator in Argentina derives its revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and it also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the telecommunications services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in revenues in real terms and will adversely affect our fixed-line operator’s results of operations, provided that its tariffs do not keep pace with inflation. Telefónica de Argentina is in the process of renegotiating its tariffs with the Argentina government. We cannot give you any assurance that the outcome of these negotiations will be favorable to us.

In addition, although most of the restrictions on repayment to foreign creditors implemented since December 2001 have been abolished, companies currently require Central Bank authorization to buy U.S. dollars to make accelerated payments in the context of a debt restructuring program. As a result, failure to obtain such authorization and obtain U.S. dollars for free remittance could impede the implementation of any necessary restructuring program.

In the first half of 2003, Telefónica Comunicaciones Personales S.A., Telefónica Móviles’ subsidiary in Argentina, entered into several agreements with its main creditors to refinance its debt, including intercompany debt with Telefónica Móviles. Despite this it continues to have negative growth. Due to the uncertainty about changes in the exchange rate, tariff renegotiation and the Argentine economy and in order to manage its liquidity risk, on June 17, 2003, Telefónica de Argentina S.A. commenced an offer to exchange its new notes due 2007 and its new notes due 2010 for its existing notes due 2004 and 2008, respectively, plus a cash payment. It also offered to exchange two series of its new notes due 2011, plus a cash payment for two series of existing notes due 2004 of Compañía Internacional de Telecommunicaciones S.A., its controlling shareholder and our wholly-owned subsidiary. The purpose of this exchange offer is to extend its maturity debt profile. Approximately U.S.$869 million of Telefónica de Argentina S.A.’s short-term debts is owed to Telefónica Internacional S.A. Telefónica de Argentina S.A. has agreed with Telefónica Internacional S.A., that immediately after the consummation of the exchange offer for Cointel notes, Telefónica de Argentina S.A. will transfer to it all of the acquired Cointel notes in exchange for a like reduction of Telefónica de Argentina S.A.’s short-term indebtedness owed to it.

We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness. The recession, the macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect our Argentine subsidiaries.

Exchange Rate Fluctuations

We publish our consolidated financial statements in euro. Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro, we are exposed to fluctuations in the values of these currencies against the euro. These currency fluctuations have had and may continue to have a material impact on our financial condition and results of operations.

In 2002, variations in currencies decreased our consolidated net sales by approximately 14.6%. Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders’ equity, when translating the financial statements of subsidiaries located outside the euro zone into euros. For example, in 2002 stockholders’ equity was reduced by €6,507.8 million due to the translation of the financial statements of our foreign subsidiaries, related notably to the decline of the U.S. dollar and key Latin American currencies relative to the euro.

The table below sets forth the average exchange rates of the principal Latin American currencies that impacted our consolidated results for the periods indicated.

	2001	2002	% change
	Average	Average	Average
U.S. Dollar	0.89	0.94	(5.0%)
Argentine Peso	0.89	2.99	(70.0%)
Brazilian Reai	2.10	2.75	(23.5%)
Chilean Peso	568.00	649.00	(12.4%)
Mexican Peso	8.35	9.10	(8.2%)
Peruvian Nuevos Soles	3.14	3.32	(5.4%)

Source: Central Treasury Bank of the respective countries

We describe certain risks relating to exchange rate fluctuations in “Item 3—Key Information—Risk Factors” and describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11—Quantitative and Qualitative Disclosure about Market Risk”.

Regulation

We are subject to regulation in the different markets where we operate, which has a significant effect on our profitability. In Spain, we are regulated by the Telecommunications Market Commission, which applies “price caps” to the fees we can charge our customers for interconnection and subscription. In addition, as a dominant operator, Telefónica de España is obligated to grant other operators access to its network. Interconnection prices must remain within the Interconnection Offer Framework as determined by the Telecommunications Market Commission.

Telefónica Móviles is also regulated in Spain by the Telecommunications Market Commission, which has declared Telefónica Móviles to be an operator with “significant market power”. Telefónica Móviles is obligated to allow other mobile operators to access its network and the Telecommunications Market Commission sets the rates that Telefónica Móviles can charge other mobile operators for such access. Telefónica Móviles must pay a yearly fee for reservation of the public domain radioelectric spectrum in respect of the frequencies allocated.

We are also subject to regulation in the Latin American markets where we have operations. These regulations include application of, among others things, “price caps”, governmental regulation of rates and fees and the obligation to allow other operators to access our networks at competitive or regulated rates.

For a more detailed description of how regulation affects us, please see “Item 4—Information on the Company—Business Overview”.

Results of Operations

A summary of our results of operations during 2000, 2001 and 2002 are shown below.

	Year ended December 31,
	2000	2001	2002
	(in millions of euro, except share and per share data)
Revenue from operations	28,485.5	31,052.6	28,411.3
Operating Profit	4,958.0	5,430.3	5,031.8
Income (loss) before tax and minority interest	2,867.7	2,033.9	(14,601.1)
Net income	2,504.8	2,106.8	(5,576.8)
Net income per share	0.59	0.43	(1.13)
Average number of shares (millions)	4,269.8	4,919.8	4,951.3

The table below sets forth certain consolidated revenue and expense items as a percentage of consolidated revenue from operations for the periods indicated.

	Year ended December 31,
	2000	2001	2002
Revenue from operations	28,485.5	31,052.6	28,411.3
Other operating revenue	0.9%	0.8%	1.0%
Internal expenditures capitalized	3.2%	2.4%	1.7%
Increase (decrease) in inventories, net	0.4%	(0.3)%	(0.1)%
Goods purchased	(21.2)%	(22.9)%	(24.5)%
External services and local taxes	(20.3)%	(17.8)%	(17.5)%
Personnel expenses	(17.9)%	(17.4)%	(16.9)%
Provision for depreciation and amortization	(24.4)%	(23.7)%	(23.6)%
Trade provisions	(2.7)%	(3.3)%	(2.3)%
Other operating expenses	(0.5)%	(0.2)%	(0.3)%
Total operating costs before financial expenses and goodwill amortization	(87.1)%	(85.4)%	(85.0)%
Operating profit	17.4%	17.5%	17.7%
Amortization of goodwill	(1.8)%	(2.7)%	(2.3)%
Financial Income (expense)	(5.7)%	(5.2)%	(5.6)%
Exchange gains (losses), net	(0.9)%	(2.5)%	(2.2)%
Income (loss) from associated companies	(0.6)%	(1.2)%	(1.9)%
Profit from ordinary activities	8.6%	5.9%	5.7%
Extraordinary income	15.1%	3.8%	1.7%
Losses on fixed assets	(0.8)%	(0.8)%	(33.8)%
Extraordinary expenses	(12.7)%	(2.3)%	(24.9)%
Income (loss) before tax and minority interest	10.1%	6.5%	(51.4)%
Corporate income tax	(0.9)%	(0.6)%	11.4%
Minority interests	(0.4)%	0.9%	20.4%
Net Income	8.8%	6.8%	(19.6)%

The table below sets forth our consolidated revenues from operations by geographic region for the periods indicated.

	Year ended December 31,
	2000	2001	2002
Spain	51	51	58
Latin America	48	43	35
Rest of World	1	6	7

Total	100%	100%	100%

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

We present the results of operations of each consolidated operating subsidiary under the line of business to which it relates, regardless of whether the legal entity has been transferred to the holding company that heads such line of business. The results shown for our different lines of business may therefore differ from those reported by our subsidiaries such as Telefónica Móviles and Terra Lycos, which are reporting companies in the United States. They will also differ from the results of operations reported by those companies because they are not wholly-owned by us and because certain transactions they enter into with other members of the Telefónica Group are eliminated in consolidation. We use this presentation because it more accurately reflects the way in which we evaluate the performance of our different lines of business.

The table below sets forth an analysis of consolidated revenue from operations for each of our principal business segments for 2001 and 2002 after elimination of sales to other members of the Telefónica Group. Financial data related to our business segments is included in Note 25 to our consolidated financial statements.

	Year ended December 31,
	After adjustments for intra-group sales
	2001	2002
	(in millions of euros)
Telefónica de España	9,208.5	9,337.7
Telefónica Móviles	7,329.9	7,993.0
Telefónica Latinoamérica	9,821.5	6,822.8
Telefónica Data	1,244.1	1,310.5
Terra Lycos	660.7	546.3
Admira	1,395.5	1,068.1
Telefónica Publicidad e Información(1)	559.5	503.5
Atento(1)	219.6	216.4
Emergia(1)	8.3	15.1
Other subsidiaries(2)	604.9	597.7

Total revenue from operations	31,052.6	28,411.3

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.
(2)	Includes revenue from operations from Telefónica, S.A., Katalyx and other subsidiaries.

The table below shows the contribution to our total revenue from operations of each of our principal lines of business for 2001 and 2002 after adjustments for sales to other members of the Telefónica Group.

	Year ended December 31,
	After adjustments for intra-group sales
	2001	2002
Telefónica de España	29.7%	32.9%
Telefónica Móviles	23.6%	28.1%
Telefónica Latinoamérica	31.6%	24.0%
Telefónica Data	4.0%	4.6%
Terra Lycos	2.1%	1.9%
Admira	4.5%	3.8%
Telefónica Publicidad e Información(1)	1.8%	1.8%
Atento(1)	0.7%	0.8%
Emergia(1)	0.0%	0.1%
Other subsidiaries(2)	1.9%	2.1%

Total revenue from operations	100.0%	100%

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.
(2)	Includes revenue from operations from Katalyx and other subsidiaries.

The table below shows the contribution to our consolidated net income of each of our principal business lines in 2001 and 2002.

	Year ended December 31,
	2001	2002
	(in millions of euros)
Telefónica de España	1,077.6	807.9
Telefónica Móviles	859.7	(3,744.5)
Telefónica Latinoamérica	1,274.9	(182.5)
Telefónica Data	(486.2)	(464.7)
Terra Lycos	(566.3)	(2,008.9)
Admira	(347.3)	(669.2)
Telefónica Publicidad e Información(1)	48.0	71.6
Atento(1)	(109.5)	(99.1)
Katalyx(1)	(31.4)	(30.0)
Emergia(1)	(183.6)	(195.6)
Holding and other subsidiaries	(59.6)	(4,429.5)
Adjustments in consolidation	630.5	5,367.6

Consolidated net income	2,106.8	(5,576.8)

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.

Revenues from operations (sales to external clients)

Our revenue from operations, which accounted for 97.1% and 96.6% of our consolidated total revenues for 2002 and 2001, respectively, decreased 8.5% to €28,411.3 million in 2002 from €31,052.6 million in 2001, primarily attributable to decreased revenues from operations of Telefónica Latinoamérica, due principally to the depreciation of Latin American currencies and to adverse economic conditions in the region. This decrease in revenue was partly offset by increases in revenues from Telefónica Móviles and Telefónica de España. Exchange rate fluctuations had a negative impact of approximately 14.6% on our revenues from operations in 2002.

Whereas we calculate revenues from operations both before and after adjustments for sales to other members of the Telefónica Group, our analysis of revenue from operations is strictly limited to revenues from operations after adjustments for sales to other members of the Telefónica Group. In the aggregate, we believe that sales to other members of the Telefónica Group did not have a significant impact on the percentage fluctuations during the periods discussed.

Telefónica de España. Telefónica de España’s revenues from operations increased 1.4% to €9,337.7 million in 2002 from €9,208.5 million in 2001. This increase was principally due to an increase in revenues from connection access fees and from IP Services revenues.

•	Revenues from connection access fees include all revenue from our customers for membership and connection of the STB, or basic telephony service, RDSI, Corporate Services, TUP and additional charges and publicity in telephone booths. Revenues for connection access fees increased 10.2% to €2,852.2 million in 2002 from €2,588.9 million in 2001. The increase in revenue was due to a €1.2 increase in the STB membership fee implemented in January 2002 and to an 8.1% increase in the RDSI lines in service including lines in service to the Group.

•	Revenues from leased circuits include revenues received from leasing our circuits, both domestic and international, to customers and other telecommunications operators. Revenues from leased circuits remained stable at €255.2 million in 2002 compared to €255.8 million in 2001 as the number of leased circuits decreased due to migration of users to ADSL and of operators to customized solutions, price reductions necessary to comply with the price cap imposed by Spanish regulation, and shifts towards high speed Internet access.

•	Revenues from commercialization of handsets include all of the revenue from the leasing of handsets, maintenance, sale and installation of handsets, and technician and repair services for handsets. Revenues increased 3.2% to €728.3 million in 2002 from €705.7 million in 2001, due to the increase in handset leasing prices.

•	IP Services revenues include revenue from Telefónica de España’s IP networks, principally ADSL subscribers. Revenues increased 392% to €254.2 million in 2002 from €51.6 million in 2001, due to the expansion of ADSL services. At year end 2002, we had 606,417 ADSL retail subscribers in Spain compared to 187,025 ADSL retail subscribers in 2001.

•	Revenues from operator services include all revenue from operator services, national and international (automatic access, transit, leasing capacity, and manual international access), National Interconnection, rented subscriber loop and wholesale ADSL and commercial wholesale services (access, transit, traffic and support). Revenues decreased 10.4% to €676.6 million in 2002 from €755.0 in 2001, due to the new interconnection agreements based on interconnection by capacity.

•	Revenues from voice outgoing traffic, which include all revenues from net effective consumption and other consumption (including RPV, phone cards, messages, manual traffic), decreased 8.6% to €3,935 in 2002 from €4,303.9 million in 2001, due to the 7% and 6% price caps implemented in 2001 and 2002, respectively, together with the increase in the subscription fees and a strong decreases in consumption.

Telefónica Móviles. Telefónica Móviles’ revenue from operations increased 9.0% to €7,993.0 million in 2002 from €7,329.9 million in 2001. Exchange rate fluctuations had a negative impact of approximately 13.0%.

Revenues from operations from Telefónica Móviles’ Spanish operations increased 20.3% to €5,528.7 million in 2002 from €4,594.4 million in 2001. This resulted primarily from a 9.6% increase in wireless subscribers in our active customer base to 18.4 million at December 31, 2002 from 16.8 million at December 31, 2001, as well as increased customer usage, and a 35% increase in short messages sent in 2002 compared to 2001.

Revenues from Telefónica Móviles’ Latin American wireless operations decreased 12% as measured in euro to €2,388.9 million in 2002 from €2,713.6 million in 2001, due principally to the negative impact of exchange rate fluctuations. Excluding the exchange rate impact, revenues from operations increased primarily due to the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002.

Telefónica Latinoamérica. Telefónica Latinoamérica’s revenues from operations decreased 30.5% to €6,822.8 million in 2002 from €9,821.5 million in 2001 principally as a result of the decline in value of local currencies, particularly the Brazilian real and the Argentinean peso. Excluding the exchange rate impact, revenue from operations in Telesp increased due to an increase in average lines in service, an 8.3% tariff increase of the local basket and increased revenues from the new long-distance service. Exchange rate fluctuations had a negative impact of approximately 31.5%. Telefónica del Perú’s revenues from operations increased due to growth in Cable Magico’s revenues. Fixed-telephone revenues for Telefónica del Perú decreased in 2002 due to a stronger competition in long-distance services. Telefónica de Argentina’s revenues from operations decreased due to the country’s difficult economic situation. Likewise, CTC’s revenues from operations decreased principally due to a decrease in traffic in the long-distance market.

•	Revenue from operations generated by Telesp denominated in euro decreased 15.5% (a decline of 10.6% as measured in Brazilian reai) to €3,638.0 million in 2002 from €4,304.1 million in 2001, principally due to the depreciation of the Brazilian real against the euro. The value of the Brazilian real declined 23.6% compared to the euro, based on average exchange rates for 2002 and 2001. The increase in revenues from operations, as measured in Brazilian reai, was mainly due to an increase in long-distance services offered, higher revenue from local calls due to the 8.3% increase in tariffs for local calls (as measured in local currency) effected in July 2002 and an increase in average billable lines in service, as well as an increase in bandwidth revenues and increased long-distance market share.

•	Revenue from operations generated by Telefónica de Argentina denominated in euro decreased 74.0% (a decline of 13.2% as measured in Argentine pesos) to €729.5 million in 2002 from €2,801.5 million in 2001, principally due the country’s economic crisis, tariff freezing and deterioration of the main operating variables most notably during the first half of 2002. Those operating variables improved during the last quarter of 2002.

•	Revenue from operations generated by Compañía de Telecomunicaciones de Chile denominated in euro decreased 14.7% (a decline of 1.4% as measured in Chilean pesos) to €1,128.3 million in 2002 from €1,322.0 million in 2001, principally due to the depreciation of the Chilean peso, the effects of a change in the scope of consolidation due to the sale of 25% of the holding in Sonda in September 2002, and a 9.3% decrease in the domestic long-distance market.

•	Revenue from operations generated by Telefónica del Perú denominated in euro decreased approximately 3.8% (an increase of 3.3% as measured in Peruvian nuevo soles) to €1,248.7 million in 2002 from €1,298.5 million in 2001, principally due to a 7.3% annual decrease in rates for local calls as a consequence of the application of a productivity factor and an increase in competition. However, revenues from Cable Mágico increased.

Telefónica Data. Telefónica Data’s revenue from operations increased 5.3% to €1,310.5 million in 2002 from €1,244.1 million in 2001, principally due to increased revenues from high margin services in Spain and to the development of the data business in Brazil. These increases were offset by the impact of the depreciation in Latin American currencies and changes in the scope of consolidation due to the sale in July 2002 of ETI (Austria) and the sale in November 2002 of Telefónica Data Uruguay, and to the change to equity method accounting for Atlanet from July 2002.

Terra Lycos. Terra Lycos’ revenues from operations decreased 17.3% to €546.3 million in 2002 from €660.7 million in 2001. This decrease was principally due to a 30% decrease in advertising revenues to €264.7 million in 2002 from €376.3 million in 2001, and a 20% decrease in revenues from the media business. The decrease in revenues from operations was partially offset by an increase in number of subscribers for Internet access and communication and portal services due to the success of the OPB (Open, Basic, Premium) model initiated in 2001. Exchange rate fluctuations had a negative impact of approximately 8.9%.

Admira. Admira Group’s revenue from operations decreased 23.5% to €1,068.1 million in 2002 from €1,395.5 million in 2001, principally due to decreased revenues from ATCO, the Argentine economic crisis and the devaluation of the Argentine peso. The decline was also due to the change in accounting for Onda Cero to the equity method and the results of Endemol due to the adverse economic conditions in its traditional European markets, Holland and Germany. Exchange rate fluctuations and changes in the scope of consolidation had a combined negative impact of approximately 14.5%.

Others. Revenues from operations from our other businesses decreased 4.2% to €1,332.8 million in 2002 from €1,392.3 million in 2001. Revenue from operations from Atento decreased 1.5% to €216.4 million in 2002 from €219.6 million in 2001 principally due to exchange rate fluctuations, which had a negative impact of approximately 25.7%. Directory Business’ revenues from operations declined 10% to €503.5 million in 2002 from €559.5 million in 2001 due to the adverse economic conditions and to the impact of devaluation of the Argentine peso. Exchange rate fluctuations had a negative impact of approximately 11%.

Total expenses (operating expenses and other operating expenses)

Operating expenses, which consist of increase in inventories (net), goods purchased, external services and local taxes and personnel costs decreased 7.6% to €16,773.3 million in 2002 from €18,146.0 million in 2001, principally due to decreased operating expenses at Telefónica Latinoamérica, Telefónica Data, Terra Lycos, Directory Business and Atento, offset in part by an increase in operating expenses at Telefónica de España and Telefónica Móviles. Other operating expenses and trade provisions decreased 32.4% to €739.3 million in 2002 from €1,093.1 million in 2001, due to a decrease in trade provisions at Telefónica Latinoamérica, Telefónica de España and Telefónica Móviles. Exchange rate fluctuations had a negative impact of approximately 13.9% on our total expenses.

Telefónica de España. For the business line headed by Telefónica de España, operating expenses increased 2.9% to €5,868.6 million in 2002 from €5,703.4 million in 2001. Telefónica de España S.A.’s operating expenses increased by only 1.9% despite increased expenses related to the expansion of its ADSL network in connection with the development of its ADSL business. Telyco experienced a 20.3% increase in operating expenses due to increased levels of business, and operating expenses of Telefónica Telecomunicaciones Públicas decreased by 0.6%.

Goods purchased by Telefónica de España’s fixed-line operator in Spain increased 4.1% to €2,662.1 million in 2002 from €2,226.9 million in 2001, principally due to an increase in costs related to interconnection (which amount to 63.6% of goods purchased) due to a 2.6% decline in fixed-mobile interconnection expenses due to a decrease in termination fees by mobile operators in November 2002 and a 37.7% increase in fixed-to-fixed interconnection expenses due to an increase in competition. To a lesser extent, the increase in goods purchased was due to the impact of the ADSL business and to Telyco, due to increased sales of mobile handsets.

External services increased only 0.6% to €886.3 million in 2002 from €908.4 million in 2001, due to efforts in the containment of optional expenses, including the rationalization of support activities, system upgrades and a reduction in general management expenses, slightly offset by necessary expenses for the development of ADSL service.

Personnel expenses increased 3.1% to €2,156.5 million in 2002 from €2,039.9 million in 2001, as a result of the increase in the consumer price index. The operating company Telefónica de España S.A. accounts for 97.6% of all personnel expenses of this line.

Provisions for bad debt (which is a component of other operating expenses) decreased 44.3% at year end 2002 due to the continuation of the control efforts applied to traffic retailers.

Telefónica Móviles. Operating expenses at Telefónica Móviles increased 6.7% to €5,600.3 million in 2002 from €5,250.9 million in 2001, principally due to a 25.6% increase in the costs of goods purchased to

€2,571.1 million in 2002 from €2,047.2 million in 2001, and a 1.3% increase in personnel costs to €566.9 million in 2002 from €559.6 million in 2001.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Spanish operations increased 30.3% to €1,610.0 million in 2002 from €1,236.0 million in 2001, mainly due to the centralized model for handset purchases initiated in Spain in December 2001 and carried out throughout 2002 as well as the increase in outgoing traffic to other networks. The increased traffic resulted in higher interconnection costs despite a 17.0% reduction in interconnection tariffs imposed by the Spanish regulators in July 2002. The reduction in interconnection tariffs was applied on August 1, 2002 to incoming traffic from the Atento network and fiscal operators, with the exception of Telefónica de España. On October 31, 2002 Telefónica Móviles España applied the same reduction to incoming traffic from the Vodafone network to Telefónica de España. External services at Telefónica Móviles’ Spanish operations decreased 3.7% to €1,465.0 million in 2002 from €1,521.0 million in 2001, principally due to lower marketing costs. Personnel expenses at Telefónica Móviles’ Spanish operations increased 7.3% to €227 million in 2002 from €212.0 million in 2001 although the head count in Telefónica Móviles at December 31, 2002 remained stable with respect to year end 2001, average head count increased during 2002.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Latin American operations increased 16.2% to €828.1 million in 2002 from €712.5 million in 2001 as a result of increased marketing activity during the period, especially in Mexico, Brazil, Central America and Peru. This increase was also due to fully consolidating twelve months of operations in Mexico, including Pegaso’s operations since September 2002, when compared to fully consolidating only six months of operations for Telefónica Móviles’ Northern Mexico operators in 2001, as well as fully consolidating Tele Leste Group from January 2002. External services at Telefónica Móviles’ Latin American operations decreased 26% to €830.0 million in 2002 from €1,129.9 million in 2001, principally due to the containment of marketing costs in Argentina and the negative impact of exchange rates in Argentina and Brazil in fiscal year 2002, which more than offset the consolidation of the Tele Leste Group from January 2002 and the full consolidation of twelve months of operations in Mexico in 2002, including Pegaso’s operations in September 2002, compared to the full consolidation of only six months of operations of Telefónica Móviles’ Northern Mexico operators in 2001. Personnel expenses at Telefónica Móviles’ Latin American operations decreased 13.7% to €210.5 million in 2002 from €243.8 million in 2001 principally due to the cost containment policies in Argentina and Northern Mexico, which offset the increases in personnel expenses resulting from the introduction of Pegaso and Tele Leste.

Telefónica Latinoamérica. Telefónica Latinoamérica’s operating expenses decreased 27.8% to €3,407.5 million in 2002 compared with €4,719.6 million in 2001, principally as a result of the depreciation of Latin American currencies during 2002. Excluding the impact of exchange rates, operating expenses increased, due to an increase in interconnection expenses and external services, partially offset by a decrease in personnel expenses as a result of workforce reductions. Exchange rate fluctuations had a negative impact of approximately 30.9%.

Other operating expenses decreased 41.6% to €307.9 million in 2002 from €527.4 million in 2001, mainly due to exchange rate fluctuations which had a negative impact of approximately 36.2%.

•	Telesp’s operating expenses decreased 15.2% in 2002 (an increase of 10.9% as measured in Brazilian reai, mainly due to a 21.0% increase in interconnection expense as a result of the launching of new long-distance services). Other operating expenses in local currency increased 17.6% due principally to provisions for bad debt linked to an increase in the number of customers during 2001.

•	Telefónica de Argentina’s operating expenses decreased 72.5% in 2002 (a decrease of 8.4% as measured in Argentine pesos, principally due to cost reduction efforts and supplier contract negotiations, as well as a decrease in personnel expenses). Other operating expenses decreased 12.8% in Argentine pesos. Bad debts as a percentage of revenue declined from 9.4% at March 31, 2002 to 6.9% at December 31 (compared to 6.8% at December 31, 2001).

•	Compañía de Telecomunicaciones de Chile’s operating expenses decreased 15.0% to €642.8 in 2002 (a decrease of 1.8% as measured in Chilean pesos, mainly due to a decrease in personnel expenses as a result of workforce reductions and cost control and rationalization measures implemented during 2002).

•	Telefónica del Perú’s operating expenses decreased 0.7% to €736.7 million in 2002 (an increase of 6.6% as measured in Peruvian nuevos Soles, principally as a result of increased levels of public telephony business and increased commercial expenses offset by a decrease in personnel expenses as a result of personnel reductions).

Telefónica Data. Telefónica Data’s operating expenses decreased 15.7% to €1,553.3 million in 2002 from €1,841.6 million in 2001, mainly due to the cost control rationalization measures and changes in the scope of consolidation following the sale of ETI (Austria) and Telefónica Data Uruguay and the change to equity method accounting for Atlanet (Italy).

Terra Lycos. Terra Lycos’ operating expenses decreased 20.3% to €741.5 million in 2002 from €930.0 million in 2001, principally due to effective management and improvements in efficiency, as well as the negative impact of exchange rate fluctuations of the Latin American currencies.

•	Goods purchased decreased 16.6% to €293.6 million in 2002 from €352.0 million in 2001, principally due to the reductions observed in practically all items and particularly in communication costs in the U.S. Personnel expenses decreased 19.3% to €165.4 million in 2002 from €205.0 million in 2001, principally due to workforce reductions. Personnel expenses from Lycos accounted for 41% of Terra Lycos’ total personnel expenses.

•	External service decreased 24% to €273.7 million in 2002 from €360.6 million in 2001 as a result of successful cost control with respect to all expenses, particularly those relating to marketing and professional services.

Admira. Admira’s operating expenses decreased approximately 23% to €964 million in 2002 from €1,258 million in 2001, due principally to ATCO (due to the Argentine crisis and the devaluation of the Argentinean peso), as well as a decrease in expenses from Onda Cero due to the change in accounting for Onda Cero to the equity method in 2002.

Others. Operating expenses of our other businesses increased 86.8% to €4,372.7 million in 2002 from €2,340.4 million in 2001. Atento’s operating expenses decreased 12.6% in 2002 due to the negative impact of exchange rate fluctuations of the Latin American currencies, which offset a slight increase in operating expenses, resulting principally from increases in expenses of operations in Japan and Mexico. Operating expenses for our Directory Business decreased by 18.8% due to the negative impact of exchange rate fluctuations of the Latin American currencies and cost containment measures implemented.

EBITDA

We define EBITDA as operating profit (loss) before depreciation and amortization. We use EBITDA as an internal measure of business line performance. EBITDA is a segment measure under the U.S. GAAP standard FASB Statement 131, which we disclose in Note 25 to the consolidated financial statements. Our EBITDA decreased 8.4% to €11,742.2 million in 2002 from €12,804.2 million in 2001, due principally to the impact of exchange rate fluctuations in Latin America. EBITDA increased at Telefónica Móviles, Telefónica de España, Telefónica Data, Telefónica Publicidad e Información and Atento. EBITDA also increased at Terra Lycos, which recorded negative EBITDA. This did not offset the decrease in Telefónica Latinoamérica due to the exchange rate fluctuations in Latin America, and the decrease in Admira’s EBITDA. Exchange rate fluctuations had a negative impact of approximately 14.6%.

Our consolidated EBITDA margin increased 0.1% to 41.3% in 2002, compared with 2001. The increase in margins for cellular phone business, Telefónica Data, Terra Lycos, Directory Business and Atento offset the decrease in margins at Telefónica Latinoamérica, Telefónica de España, and Admira.

Telefónica de España. Telefónica de España Group’s EBITDA increased 0.2% to €4,517.2 million in 2002 from €4,508.2 million in 2001. This increase was mainly due to a small increase in operating revenue and to the decrease in provision for insolvencies.

Telefónica Latinoamérica. Telefónica Latinoamérica’s EBITDA decreased 35.2% to €3,346.7 million in 2002 from €5,163.0 million in 2001, principally as a result of the decrease in all companies EBITDAs measured in euros due to the negative impact of exchange rate fluctuations (which had a negative impact of approximately 31.6%) and to the adverse economic conditions in Latin America.

•	Telesp’s EBITDA decreased 17.8% (an increase of 7.6% as measured in Brazilian reai) in 2002 to €1,903.7 million from €2,314.5 million in 2001. The increase in local currency was principally due to growth in revenues due to an 8.3% tariff increase in July for the local basket and growth in long distance services, partially offset by an increase in interconnection expenses, higher cost of external services and an increase in expenses of bad debt as a result of the increase in the client base during 2001.

•	Telefónica de Argentina’s EBITDA decreased 75.2% (a decrease of 17.3% as measured in Argentine pesos) in 2002 to €361.7 million from €1,457.9 million in 2001. The decrease was principally due to the macroeconomic crisis of the country, tariffs freezing and deterioration of the main operating variables; however, during the last quarter of the year the performance of operational indicators improved.

•	Compañía de Telecomunicaciones de Chile’s EBITDA decreased 21.2% (a decrease of 9.0% as measured in Chilean pesos) in 2002 to €473.1 million from €600.6 in 2001. The decrease was principally due to changes in the scope of consolidation and the drop in the long distance market that were not offset by the implementation of strict cost control measures.

•	Telefónica del Perú’s EBITDA decreased 14.9% (a decrease of 8.6% in Peruvian Nuevo soles) in 2002 to €521 million from €611.8 million in 2001. The decrease was principally due to the decrease in revenues from operations due to the rates fall and loss of market share in domestic and international long-distance as a result of an increase in competition.

Telefónica Móviles. Telefónica Móviles’ EBITDA increased 12.0% to €3,830.0 million in 2002 from €3.418,3 million in 2001 due principally to a significant increase for Telefónica Móviles’ Spanish operations. Exchange rate fluctuations had a negative impact of approximately 7.8%.

Telefónica Data. Telefónica Data’s EBITDA increased 620.3% to €169.8 million in 2002 from €23.6 million in 2001, due principally to significant cost containment efforts in a macroeconomic environment unfavorable to the generation of new revenues.

Admira. Admira’s EBITDA amounted to €114.4 million, a 24.9% decrease when compared to 2001. The main reasons for this decrease were the change in accounting to record as operating expenses certain expenses relating to Lola Films, which were previously recorded under depreciation and amortization. At GMAF, strong results in 2001 related to European matches were not reproduced in 2002, and ATCO suffered from the effects of the Argentine crisis.

Terra Lycos. Terra Lycos had negative EBITDA of €141.7 million in 2002 compared to negative EBITDA of €260.0 million in 2001 due to successful cost containment measures.

Others. EBITDA of our other businesses increased to €185.4 million in 2002 from negative EBITDA of €22.5 million in 2001. Atento’s EBITDA increased 1.0% to €54.3 million in 2002 from €53.8 million in 2001. Exchange rate fluctuations had a negative impact of approximately 17.9%. Growth for Atento was due principally to the increase of the profit margins in Mexico, Japan, Morocco and Venezuela, and the control exercised over operating and fixed costs during the year. Directory Business’ EBITDA increased 19.7% due to the growth in Spain, operating cost containment measures, and the new framework contracts signed in Chile and Peru, which improved the profitability in these countries.

Operating profit

Operating profit decreased 7.3% to € 5,031.8 million in 2002 from €5,430.3 million in 2001. However, this decrease was lower than the decrease in EBITDA, due to the 9.2% decrease in amortization when compared to last year’s 5.9% increase in 2001, due fundamentally to the impact of exchange rate fluctuations in Latin America.

Telefónica de España. Operating profit of Telefónica de España Group increased 6.6% to €1,815.4 million in 2002 from €1,703.7 million in 2001, mainly due to a 3.7% decrease in the amortization of fixed assets during the period, compared to 2001.

Telefónica Latinoamérica. Operating profit at Telefónica Latinoamérica decreased 46.9% to €1,347.3 million in 2002 from €2,537.3 million in 2001, mainly due to a 35.2% decrease in EBITDA.

Telefónica Móviles. Operating profit of Telefónica Móviles increased 16.8% to €2,438.1 million in 2002 from €2,086.6 million in 2001, mainly due to a 12% increase in EBITDA, offset in part by a 4.5% increase in depreciation expense.

Telefónica Data. Telefónica Data’s operating loss in 2002 was approximately €28.4 million compared to an operating loss of €166.2 million during 2001 mainly due to the fact that EBITDA increased by 620.3% and amortization expense increased only 4.5%.

Admira. Operating profit of Admira was €64.9 million in 2002 compared to €77.1 million in 2001.

Terra Lycos. Terra Lycos’ operating loss in 2002 was €284.4 million compared to an operating loss of €417.4 million during 2001, mainly due to the decrease in negative EBITDA.

Others. Operating profit of our other businesses decreased to an operating loss of €41.5 million in 2002 from an operating loss of €184.7 million in 2001. Atento’s operation loss decreased 40.7% to €21.1 million in 2002 from €35.6 million in 2001. This decrease was due to the slight increase in EBITDA together with a 15.6% decrease in amortization. Directory Business’ operating profit in 2002 was €119.7 million, a 24.1% increase compared to 2001.

Profit from ordinary activities

Profit from ordinary activities, which consists of operating profit, amortization of goodwill, financial income (expense), exchange (losses) gains and income (loss) from associated companies decreased 11.2%, to €1,616.8 million in 2002 from €1,821.1 million in 2001.

In addition to the 7.3% decrease in the profit from ordinary activities the principal elements of this result are:

•	a significant increase of 40.2% in losses from associated companies to €527.9 million in 2002 from €376.5 million in 2001, principally related to losses incurred by Telefónica Móviles, Admira and Terra Lycos;

•	a 21% decrease in amortization of goodwill to €667.5 million in 2002 from €841.6 million in 2001 principally due in part by the increase in the amortization period of goodwill relating to Terra Lycos to 10 years from 5 years, and to the write-down of the goodwill relating to mediaWays in 2001 and mid-2002; and

•	a 7.1% decrease in net financial expense to €2,221.6 million in 2002 from €2,391.1 million in 2001 (mainly due to exchange rate fluctuations for the Argentinean peso, which had a negative impact of €528.8 million, or 1.9% and also due to a reduction in the average net indebtedness and a decrease in the average cost of debt.

Income (loss) before tax and minority interest

Income (loss) before tax and minority interest consists of profit (loss) from ordinary activities, extraordinary income, losses on sales of fixed assets and extraordinary expenses. Income before tax and minority interest decreased substantially to a loss of €14,601.1 million in 2002 from income of €2,033.9 million in 2001.

The principal cause of this decline was the write-down by Telefónica Móviles of the value of UMTS licenses in Europe, which we recorded as a €9,526.2 million loss on fixed assets in 2002. Loss on fixed assets increased to a loss of €9,614.6 million in 2002 from a loss of €233.0 million in 2001. Extraordinary revenues decreased to €474.6 million in 2002 from €1,167.1 million in 2001. Extraordinary expenses increased to €7,078.0 million in 2002 from €721.3 million in 2001, due principally to a writeoff of goodwill of €2,259.8 million. Of this writeoff, €856.7 million related to Terra Lycos, €530.0 million to Mediaways, GmbH, €154.5 million to I.O. Box and €173.4 million to our investment in Pearson Plc. See Notes 5 and 20 to the consolidated financial statements for further information regarding our extraordinary expenses. We also recorded extraordinary expenses of €2,753.9 million relating to UMTS license value adjustments and €288.0 million relating to provisions for treasury stock.

Corporate income tax

Provision for corporate income tax expense at the consolidated level was a tax credit of €3,228.7 million in 2002 compared to €198.1 million in 2001.

Minority interests

Loss attributable to minority interests was €6,795.6 million in 2002 compared to income attributable to minority interests of €271.0 million in 2001, primarily due to €4,600 million losses by the Telefónica Móviles group and €900 million of extraordinary expenses incurred by Terra Lycos in 2002.

Net income

Consolidated net income decreased to €(5,795.6) million in 2002 from €2,106.8 million in 2001.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Prior to the year ended December 31, 2001, the results of operations of our different lines of business were presented on the basis of the legal entities owned by the holding companies that head our respective lines of business. In connection with the reorganization of our business along global business lines, we modified the presentation of results of our business lines to present the results of operations of each consolidated operating subsidiary under the line of business to which it relates, regardless of whether the legal entity has been transferred to the holding company that heads such line of business. In particular, the results of Startel, our Chilean wireless operator, are now included under “Telefónica Móviles” and the results of our Puerto Rican wireless operations are now included under “Other subsidiaries”. We have modified our segment data for 2001 and 2000 to reflect this change.

The table below sets forth an analysis of consolidated revenue from operations for each of our principal lines of business for 2000 and 2001 after adjustments for sales to other members of the Telefónica Group.

	Year ended December 31,
	After adjustments for intra-group sales
	2000	2001
	(millions of euros)
Total revenue from operations for Telefónica de España	9,194.3	9,208.5
Telefónica Móviles	6,390.3	7,329.9
Telefónica Latinoamérica	10,218.6	9,821.5
Telefónica Data	814.3	1,244.1
Admira	721.2	1,395.5
Terra Lycos	277.4	660.7
Telefónica Publicidad e Información(1)	521.4	559.5
Atento(1)	165.7	219.6
Other subsidiaries(2)	182.3	613.3
Total revenue from operations for consolidated subsidiaries	28,485.5	31,052.6

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.
(2)	Includes revenue from operations from Katalyx, Emergia and other subsidiaries.

The table below shows the contribution to our total revenue from operations of each of our principal lines of business for 2000 and 2001 after adjustments for sales to other members of the Telefónica Group.

	Year ended December 31,
	After adjustments for intra-group sales
	2000	2001
Telefónica de España	32.3%	29.7%
Telefónica Móviles	22.4%	23.6%
Telefónica Latinoamérica	35.9%	31.6%
Telefónica Data	2.9%	4.0%
Terra Lycos	1.0%	2.1%
Admira	2.5%	4.5%
Telefónica Publicidad e Información(1)	1.8%	1.8%
Atento(1)	0.6%	0.7%
Other subsidiaries(2)	0.6%	1.9%

Total revenue from operations	100.0%	100.0%

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.
(2)	Includes revenue from operations from Katalyx, Emergia and other subsidiaries.

The table below shows the contribution to our consolidated net income of each of our principal business lines in 2000 and 2001.

	Year ended December 31,
	2000	2001
	(millions of euro)
Telefónica de España	216.6	1,077.6
Telefónica Móviles	424.9	859.7
Telefónica Latinoamérica	447.4	1,274.9
Telefónica Data	(49.1)	(486.2)
Terra Lycos	(555.2)	(566.3)
Admira	(627.4)	(347.3)
Telefónica Publicidad e Información(1)	55.0	48.0
Atento(1)	(111.8)	(109.5)
Katalyx(1)	(69.5)	(31.4)
Emergia(1)	(27.2)	(183.6)
Holding and other subsidiaries	(36.8)	(59.6)
Adjustments in consolidation	2,837.9	630.5

Consolidated net income	2,504.8	2,106.8

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.

Revenues from operations (sales to external clients)

Our revenue from operations, which accounted for 96.9% and 95.9% of our consolidated total revenue for 2001 and 2000, respectively, increased 9.0% to €31,052.6 million in 2001 from €28,485.4 million in 2000. The growth in revenue from operations was primarily attributable to increased revenues from operations of Telefónica Móviles, Telefónica Data and Admira Media, offset in part by decreased revenues from operations of Telefónica Latinoamérica.

Telefónica de España. Telefónica de España’s revenues from operations increased 0.15% to €9,208.5 million in 2001 from €9,194.3 million in 2000. This increase was principally due to an increase in revenues from ISDN, other revenues and revenues from interconnection, offset in part by a decrease in revenues from basic fixed-line telephone service and pay telephone service.

•	Revenues from connection access fees include all revenue from our customers for membership and connection of the STB, RDSI, Corporate Services, TUP (Titularidad Ajena) including charges and publicity in telephone booths. Revenues increased 7.5% to €2,588.9 million in 2001 from €2,407.8 million in 2000. The increase in revenue was due to a €1.2 increase in the STB membership fee implemented in two stages, in March (€0.6) and in August (€0.6), and to a 20.1% increase in the RDSI basic lines in service including lines in service to the Group.

•	Revenues from leased circuits include revenues received from membership and connection, leasing our circuits, both domestic and international, to customers and other telecommunications operators. Revenues from leased circuits decreased 1.5% to €255.8 million in 2001 from €259.8 million in 2000.

•	Revenues from commercialization of handsets, include all of the revenue from membership, the leasing of handsets, maintenance, sale and installation, and actions originating in handsets. Revenues increased 6.4% to €705.7 million in 2001.

•	IP Services revenues include revenue from Telefónica de España’s IP networks, principally ADSL subscribers retailers. Revenues increased 1,185.5% to €51.6 million in 2001, when the business developed from important revenues in 2000.

•	Revenues from operator services include all revenue from operator services, national and international (automatic access, transit, leasing capacity, and manual international access), National Interconnection, rented subscriber loop and wholesale ADSL and commercial wholesale services (access, transit, traffic and support). Revenues increased 20.5% to €755.0 million in 2001, due to the strong growth (87.6%) in incoming traffic and fixed-to-fixed interconnection traffic.

•	Revenues from voice outgoing traffic, which include all revenues from net effective consumption and other consumption (phone cards, messages, etc.), decreased 3.7% to €4,303.9 million in 2001, due to the tariff decrease in 2001 due to the general reduction of 7%, under the price caps.

Telefónica Móviles. Telefónica Móviles’ revenue from operations increased 14.7% to €7,329.95 million in 2001 from €6,390.26 million in 2000. This increase was principally due to a 28.6% increase in its customer base, a 26.7% increase in the number of minutes consumed and a 178% increase in short messaging revenue. Exchange rate fluctuations had a negative impact of approximately 4.3%. Revenues from operations from Telefónica Móviles’ operations in Spain increased 31% to €4,594.39 million in 2001 from €3,506.93 million in 2000 due to an increase of 22.9% in wireless subscribers to 16.8 million at December 31, 2001 from 13.7 million at December 31, 2000. Revenues from Telefónica Móviles’ Latin American wireless operations decreased 5.13% as measured in euro to €2,713.6 million in 2001 from €2,860.43 million in 2000 due to a negative impact of exchange rates offset in part by a 33% increase in wireless subscribers to approximately 11.7 million at December 31, 2001 from 8.8 million at December 31, 2000.

Telefónica Latinoamérica. Telefónica Latinoamérica’s revenues from operations decreased 3.9% to €9,821.5 million in 2001 from €10,218.6 million in 2000 principally as a result of the depreciation of the Brazilian real and the Chilean peso during 2001 and the effect of Argentina’s economic crisis, offset in part by increased revenues from operations of Telesp and Compañía de Telecomunicaciones de Chile, as measured in local currency.

•	Revenue from operations generated by Telesp denominated in euro decreased 0.3% (an increase of 24.1% as measured in Brazilian reai) to €4,304.1 million in 2001 from €4,326.6 million in 2000, principally due to the depreciation of the Brazilian real against the euro. As measured in Brazilian reai, the increase in revenues from operations was mainly due to a 28% increase in average number of lines in service, a 10.4% increase in tariffs for local calls (as measured in local currency) effected in June 2001, an 11.1% increase in long-distance traffic to 7,509.6 million minutes in 2001 and a 385% increase in the number of ADSL lines in service to 198,306 lines.

•	Revenue from operations generated by Compañía de Telecomunicaciones de Chile denominated in euro decreased 4.2% an increase of 6.0% as measured in Chilean pesos to €1,322.0 million in 2001 from €1,380.5 million in 2000, principally due to the depreciation of the Chilean peso. The increase in revenues from operations in local currency was mainly due to:

•	a 23% increase in revenues from domestic long-distance services as a result of a 12.2% increase in domestic long-distance traffic to 779.3 million minutes in 2001 and the introduction of new products such as semi-flat rate plans, which resulted in an increase of 493.8% in the number of customers and a significant increase in domestic long-distance traffic through semi-flat rate plans to 167.6 million minutes in 2001 from 14.5 million minutes in 2000; and

•	a 0.8% increase in the number of lines in service, particularly the number of pre-paid lines in service which grew by 197%.

•	Revenue from operations generated by Telefónica de Argentina denominated in euro decreased 11.1% (a decrease of 13.8% as measured in Argentine pesos) to €2,801.5 million in 2001 from €3,151.9 million in 2000, principally due to:

•	lower revenues from measured service (including mainly local and domestic long-distance) as a result of the introduction of discount plans for domestic long-distance service in response to the new competitive environment, a decrease in the effective rate for certain local and long-distance segments and decreases in the average number of billable domestic long-distance lines and billable local lines in service as a result of the entry of new competitors; and

•	lower revenues from international long-distance services as a result of a decrease in average tariffs and commercial discounts pursuant to discounted calling plans introduced in response to the new competitive environment.

Telefónica de Argentina’s results of operations were also adversely affected by Argentina’s economic crisis.

•	Revenue from operations generated by Telefónica del Perú denominated in euro increased approximately 1.1% (a decrease of 4.1% as measured in Peruvian nuevo soles) to €1,298.5 million in 2001 from €1,284.2 million in 2000, principally due to the appreciation of the Peruvian nuevo sol against the euro, which had a negative impact of 5.1%. As measured in Peruvian nuevo soles, revenues from operations decreased 4.1% mainly due to:

•	an average reduction of 3% in tariffs as a result of the implementation of the new price cap in September 2001;

•	a 42% reduction in interconnection prices effected in January 2001 and an additional reduction of 17% in June 2001; and

•	lower revenues from long-distance services as a result of the loss of market share due to increased competition and the introduction of reduced tariffs pursuant to discounted calling plans adopted in response to the new competitive environment.

Telefónica Data. Telefónica Data’s revenue from operations increased 52.8% to €1,244.1 million in 2001 from €814.3 million in 2000 principally due to increased revenues from high margin services in Spain, including Internet traffic carried through Telefónica Data’s network, Internet hosting services and IP solutions, and the inclusion of the results of operations of mediaWays which we acquired in January 2001 for financial reporting purposes. These increases were offset by lower revenues from international services in 2001 as a result of lower amounts of international IP traffic and a downward trend in rates and reduction in technology-related investments by corporate customers in light of the adverse macroeconomic conditions.

Terra Lycos. Terra Lycos’ revenue from operations increased 138.2% to €660.7 million in 2001 from €277.4 million in 2000. This increase was principally due to:

•	a 75.7% increase in access revenues (which include subscription fees paid by Terra Lycos’ customers for dial-up and ADSL access to Terra Lycos’ Internet access service and value-added service fees) to €245.4 million in 2001 from €139.6 million in 2000 as a result of a 58.0% increase in the average number of subscribers to 4.4 million in 2001 from 2.8 million in 2000 due in part to greater market penetration as a result of the increase in online users in the countries where Terra Lycos offers Internet access services; and

•	a 193.7% increase in advertising revenues to € 376.3 million in 2001 from €128.1 million in 2000, mainly due to the inclusion of a full year of advertising revenues of Lycos, Inc., which Terra Lycos acquired in October 2000 for financial reporting purposes.

Admira. Admira’s revenue from operations increased 93.5% to €1,395.5 million in 2001 from €721.2 million in 2000, principally due to the inclusion of a full year of results of operations of each of Endemol, which we acquired in August 2000 for financial reporting purposes, and Atlántida de Comunicaciones, which we acquired in May 2000 for financial reporting purposes, offset in part by decreased revenues from advertising as a result of adverse macroeconomic conditions and a decrease in revenues from the Admira group’s production companies due to decreases in prices charged for programming as a result of the soft advertising market.

Total operating expenses (operating expenses and other operating expenses)

Total operating expenses increased 7.4% to €18,146 million in 2001 from €16,883.5 million in 2000, principally due to increased operating expenses at Terra Lycos, Telefónica Data and Admira, offset in part by decreased operating expenses at Telefónica de España.

Telefónica de España. Telefónica de España’s operating expenses decreased 3.1% to €5,703.4 million in 2001 from €5,884.8 million in 2000, mainly due to decreased operating expenses at Telyco and Telefónica Comunicaciones Públicas as a result of a decrease in commercial activity due to lower sales as a result of increased competition from wireless communications services, offset in part by expenses of €188.6 million related to the expansion of Telefónica de España’s ADSL network in connection with the development of its retail ADSL business. Telefónica de España expects to continue to incur significant expenses in connection with the expansion of this business during the next two to three years. Goods purchased by Telefónica de España’s fixed-line operator in Spain increased 2.8% to €2,226.9 million in 2001 from €2,166.9 million in 2000, principally due to a 98.9% increase in interconnection costs related to fixed-to-fixed interconnections as a result of increased traffic with other networks and the purchase of ADSL modems. External services increased 7.3% to €908.4 million in 2001 from €846.5 million in 2000, due to the increased use of outsourcing of activities as a result of workforce reductions. Personnel expenses decreased 5.3% to €2,039.9 million in 2001 from €2,154.6 million in 2000, as a result of the streamlining of Telefónica de España’s workforce, which had 40,856 employees at December 31, 2001, a slight decrease of 0.8% from the number of employees at December 31, 2000, which resulted in a decrease of 9.7% in payroll offset in part by a 3.4% increase in wages in accordance with the Spanish consumer price index pursuant to the collective bargaining agreement in effect at Telefónica de España. As a result, Telefónica de España had a productivity ratio of 505 lines per employee at December 31, 2001, a 2.5% improvement over the productivity ratio of 493 lines per employee at December 31, 2000.

Telefónica Móviles. Operating expenses at Telefónica Móviles increased 0.3% to €5,250.9 million in 2001 from €5,234.4 million in 2000, principally due to a 51.8% increase in personnel costs to €559.6 million in 2001 from €368.7 million in 2000, which is mainly due to the personnel costs associated with our new wireless operations in Mexico and Europe and a 2.2% increase in the costs of goods purchased to €2,047.2 million in 2001 from €2,003.0 million in 2000.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Spanish operations increased 26.5% to €1,236 million from €977 million in 2000, mainly due to the introduction of the centralized handset procurement model, in which Telefónica Móviles buys and sells handsets in the market in connection with its customer expansion and customer loyalty activities. External services at Telefónica Móviles’ Spanish operations decreased 19.0% to €1,521 million in 2001 from €1,871.1 million in 2000, principally due to a reduction in subscriber acquisition costs and a lower growth in new customers compared to prior periods. Personnel expenses at Telefónica Móviles’ Spanish operations increased 29.3% to €212 million in 2001 from €164 million in 2000, principally due to a 10% increase in personnel to 4,372 people at year-end 2001 from 3,982 people at year-end 2000.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Latin American operations decreased 23.5% to €712.5 million in 2001 from €932.2 million in 2000 mainly due to lower commercial activity. External services at Telefónica Móviles’ Latin American operations increased 16.4% to €1,129.9 million in 2001 from €970.7 million in 2000 mainly due to increased costs due to the inclusion of the results of operations of Bajacel,

Movitel, Norcel and Cedetel, which we acquired in July 2001 for financial reporting purposes. Personnel expenses at Telefónica Móviles’ Latin American operations increased 31.1% to €243.8 million in 2001 from €185.9 million in 2000 principally due to the inclusion of the wireless operations in Mexico, which resulted in a 59.7% increase in the number of personnel to 8,115 people at year-end 2001 from 5,081 people at year-end 2000.

Telefónica Latinoamérica. Telefónica Latinoamérica’s total operating expenses (including operating expenses and other operating expenses) remained flat at €5,246.9 million in 2001 compared with €5,230.7 million in 2000, principally as a result of the depreciation of the Brazilian real and the Chilean peso during 2001 and a decrease in operating expenses at Telesp and Compañía de Telecomunicaciones de Chile due to decreases in personnel expenses as a result of workforce reductions. As a percentage of Telefónica Latinoamérica’s net revenues from operations, Telefónica Latinoamérica’s operating expenses increased to 51.8% for 2001 from 50.4% for 2000. The percentage increases or decreases below were calculated based on local currency amounts as opposed to amounts that have been converted into euro.

•	Telesp’s operating expenses increased 29.3% in 2001, mainly due to a 49.6% increase in interconnection expense as a result of increased traffic with other networks and an increase in the provision for bad debt as a result of the application in 2001 of a more conservative policy relating to provisions for bad debt. This increase was partially offset by a decrease of 12.2% in personnel expenses due to a reduction in Telesp’s workforce in the fourth quarter of 2001.

•	Compañía de Telecomunicaciones de Chile’s operating expenses decreased 5.4% in 2001 mainly due to a 6.0% decrease in personnel expenses as a result of workforce reductions which reduced the number of employees by 22.0% in 2001 and cost control and rationalization measures implemented during 2001. This reduction was partially offset by an increase in interconnection expense of 6.2%.

•	Telefónica de Argentina’s operating expenses decreased 1.2% in 2001, principally due to cost reduction efforts, including a decrease in personnel expenses of 11.1% and a decrease in goods purchased of 28.0%, offset in part by a significant increase of 99.2% in provisions for bad debt to 181.8 million Argentine pesos in 2001 from 91.3 million Argentine pesos in 2000.

•	Telefónica del Perú’s operating expenses remained flat in 2001, principally as a result of a 13.8% increase in goods purchased, offset by a 6.2% decrease in personnel expenses and a 3.8% decrease in external expenses.

Telefónica Data. Telefónica Data’s operating expenses increased 70.9% to €1,841.6 million in 2001 from €1,077.5 million in 2000, mainly due to the inclusion of results of operations of mediaWays which we acquired in January 2001 for financial reporting purposes and increases in goods purchased and personnel expenses in connection with the expansion of operations into new markets in Europe (Germany, Austria, Italy and the United Kingdom) and the Americas (Colombia, Mexico, Uruguay, Puerto Rico and the United States).

Terra Lycos. Terra Lycos’ total operating expenses (including operating expenses and other operating expenses) increased 43.0% to €953.6 million in 2001 from €666.9 million in 2000, principally due to the inclusion of a full twelve months of operating expenses of Lycos, Inc., whose operating expenses are included as of the date of its acquisition for financial reporting purposes in October 2000. Goods purchased increased 81.8% to €352.0 million in 2001 from €193.6 million in 2000, principally due to the inclusion of a full twelve months of costs of goods purchased of Lycos, Inc. and increased communication costs in Spain to €108.6 million in 2001 from €29.0 million in 2000, principally due to the increase in Terra Lycos’ average number of access subscribers. Personnel expenses increased 75.4% to €205.0 million in 2001 from €116.9 million in 2000, principally due to an increase in the total number of employees, principally due to a full year of Lycos, Inc. personnel expenses, offset in part by workforce reductions. Other operating expenses increased 11.3% to €396.5 million in 2001 from €356.3 million in 2000.

Admira. Admira’s operating expenses increased approximately 77% to €1,258 million in 2001 from €709 million in 2000, principally due to the inclusion of a full year of results of operations of each of Endemol, which we acquired in August 2000 for financial reporting purposes, and Atlántida de Comunicaciones, which we acquired in May 2000 for financial reporting purposes.

EBITDA

Our EBITDA increased 7.4% to €12,804.2 million in 2001 from €11,918.7 million in 2000, principally due to increased revenues from operations, despite a slowdown in the rate of growth of such revenues, and strict control of operating expenses, offset in part by the negative effect of exchange rate variations as a result of depreciation of local Latin American currencies relative to the euro and increased provisions for bad debt, particularly in Latin America. An increase in EBITDA from Telefónica Móviles, Telefónica de España and new lines of business helped to offset a decrease in EBITDA from Telefónica Latinoamérica as a result of adverse exchange rate fluctuations and Telefónica Data as a result of its expansion into new markets and the cost of developing its international network.

Telefónica de España. Telefónica de España’s EBITDA increased 1.3% to €4,508.2 million in 2001 from €4,448.4 million in 2000. This increase was mainly due to decreases in operating expenses, in particular a 5.8% decrease in personnel costs.

Telefónica Móviles. Telefónica Móviles’ EBITDA increased 38.4% to €3,418.3 million in 2001 from €2,469.7 million in 2000 due principally to a significant increase of Telefónica Móviles’ Spanish operations. EBITDA for Telefónica Móviles’ Spanish operations increased 57.3% to €2,816.9 million for 2001 from €1,790.6 million for 2000. Due principally to economies of scale and a reduction in customer churn, as well as to a 36% reduction in customer acquisition costs.

Telefónica Latinoamérica. Telefónica Latinoamérica’s EBITDA decreased 3.7% to €5,163.0 million in 2001 from €5,359.3 million in 2000, principally as a result of the decrease in EBITDA from Telefónica de Argentina due to the adverse economic and competitive environment in Argentina, offset in part by increased EBITDA from Compañía de Telecomunicaciones de Chile.

•	Telesp’s EBITDA decreased 1.6% to €2,314.5 million in 2001 from €2,352.3 million in 2000 (an increase of 22.5% as measured in Brazilian reai), principally due to higher interconnection expenses and provisions for bad debt, offset in part by the growth in the average number of lines in service, tariff increases that became effective in June 2001 and increased revenues from long-distance traffic.

•	Compañía de Telecomunicaciones de Chile’s EBITDA increased 11.5% in 2001 to €600.5 million in 2001 from €538.5 in 2000 (an increase of 23.5% as measured in Chilean pesos), principally due to increased revenues from long-distance services and increased traffic and decreases in operating expenses.

•	Telefónica de Argentina’s EBITDA decreased 12.9% in 2001 to €1,457.9 million in 2001 from €1,674.6 million in 2000 (a decrease of 15.6% as measured in Argentine pesos), principally due to increased competition, the adverse regulatory environment and the macroeconomic crisis in Argentina.

•	Telefónica del Perú’s EBITDA decreased 0.4% in 2001 to €611.8 million in 2001 from €614.4 million in 2000 (a decrease of 5.6% as measured in Peruvian nuevo soles), principally due to the new regulatory environment, including the introduction of new price caps in September 2001, and loss of market share as a result of increased competition.

Telefónica Data. Telefónica Data’s EBITDA decreased 68.5% to €23.6 million in 2001 from €75.0 million in 2000, mainly due to start-up costs in connection with the expansion of operations into new markets and decreased earnings as a result of a reduction in technology-related investments by corporate customers in light of the adverse macroeconomic environment and the combined effect of a decrease in international IP traffic and a reduction in rates for such services.

Terra Lycos. Terra Lycos had negative EBITDA of €260.0 million in 2001 compared to negative EBITDA of €359.2 million in 2000 due to the inclusion of a full year of results of operations of Lycos, Inc., which we acquired for financial reporting purposes in October 2000.

Admira. Admira’s EBITDA increased significantly to €152.5 million in 2001 from €13.6 million in 2000, mainly due to the inclusion of a full year of results of operations of Endemol, which we acquired in August 2000 for financial reporting purposes and Atlántida de Comunicaciones, which we acquired in May 2000 for financial reporting purposes.

Operating profit

Operating profit increased 9.5% to €5,430.3 million in 2001 from €4,958.0 million in 2000 principally due to increased operating profit from Telefónica Móviles and Telefónica de España due in part to a decrease in amortization expense as a result of a decrease in investments, offset in part by increased operating losses at Telefónica Data and Telefónica Latinoamérica.

Telefónica de España. Operating profit of Telefónica de España increased 10.1% to €1,703.7 million in 2001 from €1,547.2 million in 2000, mainly due to a 1.3% increase in EBITDA and a 3.3% decrease in the depreciation of fixed assets as a result of the write-off or acceleration of the amortization of certain assets in 1999.

Telefónica Móviles. Operating profit of Telefónica Móviles increased 51.8% to €2,086.6 million in 2001 from €1,374.4 million in 2000, mainly due to a 36.0% increase in EBITDA, offset in part by a 21.6% increase in depreciation expense.

Telefónica Latinoamérica. Operating profit at Telefónica Latinoamérica decreased 6.2% to €2,537.3 million in 2001 from €2,705.9 million in 2000, mainly due to a 3.7% decrease in EBITDA, offset in part by a 1% decrease in depreciation and amortization expense.

Telefónica Data. Telefónica Data’s operating loss in 2001 was approximately €166.2 million compared to an operating loss of €16.1 million during 2000 mainly due to the fact that EBITDA decreased by 68.5% and amortization expense increased as a result of our acquisition of mediaWays in January 2001 for financial reporting purposes and certain investments in Brazil in connection with its data service business.

Terra Lycos. Terra Lycos’ operating loss in 2001 was €417.4 million compared to an operating loss of €442.8 million during 2000, mainly due to the decrease in negative EBITDA.

Admira. Operating profit of Admira was €77.1 million in 2001 compared to an operating loss of €35.2 million in 2000, mainly due to the inclusion of a full year of results of operations of Endemol, which we acquired in August 2000 for financial reporting purposes.

Profit from ordinary activities

Profit from ordinary activities, which consists of operating profit, amortization of goodwill, financial income (expense), exchange (losses) gains and income (loss) from associated companies, decreased 25.2%, to €1,821.1 million in 2001 from €2,435.7 million in 2000, mainly due to:

•	a significant increase of 133.3% in losses from associated companies to €376.5 million in 2001 from €161.4 million in 2000, principally related to losses from Lycos Europe, Vía Digital, Antena 3 and Medi Telecom;

•	a 68.1% increase in amortization of goodwill to €841.6 million in 2001 from €500.6 million in 2000 principally related to the inclusion of a full year of amortization of goodwill related to our acquisitions of Lycos, Endemol, Atlántida de Comunicaciones and mediaWays. This increase was offset in part by the change in the amortization period for goodwill to 10 years from 5 years at Terra Lycos, beginning in the second half of 2001, which resulted in €197.1 million less of goodwill amortization expense than if the goodwill amortization period had not been changed; and

•	a 28.5% increase in financial expense to €2,391.1 million in 2001 from €1,860.3 in 2000, principally due to the effect of the devaluation of the Argentine peso, which amounted to €528.8 million in financial expense in 2001, without which financial income would have been similar to that of 2000. Our average indebtedness increased 21% in 2001, principally due to the inclusion of new companies in consolidation and certain investments made in 2000 and 2001, offset in part by the 1.3% decrease in average cost of debt.

Income (loss) before tax and minority interest

Income (loss) before tax and minority interest consists of profit from ordinary activities, extraordinary income, losses on sales of fixed assets and extraordinary expenses. Income before tax and minority interest decreased 29.1% to €2,033.9 million in 2001 from €2,867.7 million in 2000. In 2001, extraordinary revenues were €1,167.1 million, including gains due to the sales of Cablevision S.A. (€255.9 million) and Hispasat, S.A. (€35.2 million) and the receipt of certain indemnity payments totaling €63.1 million, compared to extraordinary revenues of €3,688 million in 2000. Losses on fixed assets were €233.0 million in 2001 compared to €239.9 million in 2000, and extraordinary expenses were €721.3 million in 2001 compared to €3,630.5 million in 2000 as a result of write-offs of the value of certain fixed assets, fines and other penalties paid and amounts paid to executive management personnel upon termination of their service contracts.

Corporate income tax

Provision for corporate income tax expense at the consolidated level was €198.1 million in 2001, compared to €242.2 million in 2000, principally due to reductions relating to deferred capital gains taxes.

Minority interests

Loss attributable to minority interests was €271.0 million in 2001 compared to income attributable to minority interests of €120.6 million in 2000, primarily due to our decreased participation in the losses of Terra Lycos as a result of the increase in the ownership interest of third parties following Terra Network’s acquisition of Lycos and a reduction in minority interests in the income of Telesp, Compañía de Telecomunicaciones de Chile, Telefónica de Argentina and Telefónica del Perú due to the increase in our interests in such entities, offset in part by the change in the method by which we account for our interest in IPSE 2000 from the global integration method to the equity method in the third quarter of 2001.

Net income

Consolidated net income decreased €398.0 million, to €2,106.8 million in 2001 from €2,504.8 million in 2000.

Material Differences Between U.S. GAAP and Spanish GAAP

The principal differences between U.S. GAAP and Spanish GAAP relevant to us are discussed below. See also note 25 to the consolidated financial statements included elsewhere herein.

•	We have performed in 2002 and prior years some business combinations accounted for under Spanish GAAP using the pooling of interest method. Under U.S. GAAP, these acquisitions were recorded using the purchase accounting method. In the case where a capital increase in a subsidiary is carried out to effect a business combination that is part of a broader corporate reorganization and which is accounted for using the purchase accounting method, under U.S. GAAP Telefónica recognizes the increase in its investment as a result of the capital increase by crediting shareholders’ equity.

•	Prior to 1988, Spanish GAAP permitted the revaluation of fixed assets. As a result of such revaluation, in years prior to 1988, we stated our property, plant and equipment at the then current replacement cost less accumulated depreciation, and credited the revaluations to the surplus account shown on the balance sheet under “other reserves”. Depreciation was calculated each year based on the then current gross replacement cost using estimated remaining useful lives. Between 1988 and 1995, Spanish GAAP did not permit such revaluations, and we used historical cost basis accounting. In 1996, new legislation permitted us to write-up the value of certain of our assets. This write-up was reversed in the reconciliation to U.S. GAAP of shareholders’ equity.

•	In accordance with Spanish GAAP, interest incurred during periods exceeding 12 months in which assets are under construction may be capitalized. However, interest incurred during periods in which qualifying assets are under construction are capitalized and amortized over such qualifying asset’s expected life under U.S. GAAP.

•	Start-up costs are capitalized under Spanish GAAP, but expensed under U.S. GAAP.

•	Spanish GAAP requires that research and development expenses and capital increase expenses be capitalized and amortized over a period not exceeding five years. Such expenses are expensed in current periods and reduced from capital proceeds, respectively, under U.S. GAAP.

•	Under Spanish GAAP, provisions are recorded for early retirement expenses in the period during which management announces the early retirement programs. Under U.S. GAAP, early retirement provisions are recorded in the period during which an agreement is reached with the employee.

•	Under Spanish GAAP exchange gains may be deferred. Under U.S. GAAP, exchange gains are included in income on a current basis.

•	Under Spanish GAAP, revenues and expenses are recognized on accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Under U.S. GAAP, according to SAB 101, some revenues and related costs must be deferred.

•	SFAS No. 115 requires certain investments in financial assets to be classified on the basis of the purpose for which they were acquired (held-to-maturity securities, trading securities or available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification:

•	unrealized gains and losses (other than permanent diminutions in value) on securities that we consider held-to-maturity are not recorded.

•	unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but included as a separate equity caption.

•	unrealized gains or losses on trading securities are recorded in the income statement.

These criteria differ from Spanish GAAP.

•	Under Spanish GAAP, derivatives not assigned as hedge are accounted for at the lower of their cost or market value and those assigned as hedge generally are considered a change in hedge item characteristics. Under U.S. GAAP all derivatives are accounted at fair value through earnings and all derivatives assigned as hedge instruments may have a different accounting or require its hedge item also to be accounted at fair value. Additionally, measuring hedge ineffectiveness differs in Spanish and U.S. GAAP.

•	Under Spanish GAAP, goodwill is amortized on a straight-line basis over the expected life of asset. Under U.S. GAAP, in accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives should no longer be amortized, but instead are subject to periodic impairment testing under a fair value approach. SFAS No. 142 requires the testing of all goodwill and intangibles deemed to have indefinite lives for impairment as of January 1, 2002.

Under U.S. GAAP, shareholders’ equity was €16,989.3 million at December 31, 2002 compared with €16,996.0 million under Spanish GAAP. Under U.S. GAAP, shareholders’ equity was €31,769.8 million at December 31, 2001 compared with €25,861.6 million under Spanish GAAP. Under U.S. GAAP, shareholders’ equity was €44,357.8 million at December 31, 2000 compared with €25,930.5 million under Spanish GAAP.

Under U.S. GAAP, net income was negative €5,214.5 million at December 31, 2002 compared with negative €5,576.8 million under Spanish GAAP. Under U.S. GAAP, net income was negative €7,182.3 million at December 31, 2001 compared with €2,106.8 million under Spanish GAAP. Under U.S. GAAP, net income was €1,856.0 million at December 31, 2000 compared with €2,504.8 million under Spanish GAAP.

For additional information concerning significant differences between U.S. GAAP and Spanish GAAP, as well as a reconciliation of net income and shareholders’ equity to U.S. GAAP, please see note 25 to the consolidated financial statements included elsewhere herein.

New U.S. Accounting Pronouncements

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not anticipate that adoption of SFAS No. 143 will have a material impact on our results of operations or our financial position.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. We do not anticipate that application of this Standard will have any impact on our financial position or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The standard affects the accounting for restructuring charges and related activities and generally will lengthen the timeframe for reporting of expenses relating to restructuring activities beyond the period in which a plan is initiated. The provisions of this statement are required to be adopted for exit or disposal activities that are initiated after December 31, 2002.

Accounting for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We currently account and expect to continue to account for our stock option plans under Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, and thus do not expect that the application of SFAS 148 will have any effect on our financial position, results of operations or cash flows.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. We have not assessed what impact, if any, application of this Standard will have on our financial position, results of operations, or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We have not yet assessed what effect, if any, adoption of this Standard will have on our financial position, results of operations or cash flows.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements are applicable in 2002. We have not yet assessed what effect, if any, adoption of this Standard will have on our financial position, results of operations or cash flows.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. We are required to apply FIN No. 46 to all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, we are required to apply FIN No. 46 on July 1, 2003. We do not expect that FIN No. 46 will have a material effect on our financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

The table below sets forth our consolidated cash flows for the periods indicated. Positive figures refer to cash inflows and negative figures or those in brackets refer to cash outflows.

	Year ended December 31,
	2000	2001	2002
	(in millions of euros)
Net cash provided by operating activities	8,996.9	8,828.8	8,814.6
Net cash used in investing activities	(17,719.5)	(9,895.41)	(5,780.2)
Net cash provided by (used in) financing activities	14,320.9	(1,321.1)	(2,101.1)

Net Cash Provided by Operating Activities

Net cash provided by operating activities remained stable during the three years, amounting to €8,814.6 million in 2002, €8,828.8 million in 2001 and €8,996.9 million in 2000. Net cash inflow from operating activities (which is a subtotal of cash received from customers minus cash paid to suppliers and employees (net of amount capitalized) minus income taxes paid) decreased 2.8% to € 10,384.3 million in 2002 from €10,685.8 million in 2001, due principally to exchange rate variations. Net cash inflow from operating activities increased 1.6% to €10,685.8 million in 2001 from €10,511.9 million in 2000. The increase in 2001 was due to an increase in EBITDA from Telefónica Móviles and Telefónica de España, partially offset by a 3.7% decrease in EBITDA from Telefónica Latinoamérica.

Net cash outflow for interest paid less dividends and interest charged (which is a subtotal of dividends from associated companies plus net paid interest paid) decreased 15.5% in 2002 to €1,569.7 million from €1,857.1 million in 2001, principally due to the decrease in net interest paid, the main component of net cash outflow, to €1,610.9 million in 2002 from €1,865.6 million in 2001. Net cash outflow for interest paid less dividends and interest charged increased 22.6% to €1,857.1 million in 2001 from €1,515.0 million in 2000. The increase was due principally to an increase in net interest paid to €1,865.6 million in 2001 from €1,540.2 million in 2000.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased to €5,780.2 million in 2002 from €9,895.4 million in 2001, compared to €17,719.5 in 2000. The principal components of net cash used in investing activities are net cash outflow for capital expenditures (which is a subtotal of net payments for intangible assets and deferred charges and proceeds from sale of property, plant and equipment) and net cash outflow for investments in affiliates (which is a subtotal of proceeds from investments in affiliates, proceeds from capital grants, and purchase of new investments, net of cash acquired).

Net cash outflow for capital expenditures decreased 50.7% to €4,311.8 million in 2002 from €8,749.2 million in 2001. Principal payments for 2002 amounted to €1,872.2 million in Telefónica de España and €941.7 million in Telefónica Latinoamérica (related to ADSL deployment and new broadband-based services and investments in traditional business PSTN, ISDN, circuits, etc). Other payments included €954.9 million in Telefónica Móviles (related to the build-out and development of networks in countries in which we operate, and increases in the geographic coverage and network capacity in Brazil). Net cash outflow for capital expenditures decreased 52.3% to €8,348.1 million in 2001 from €17,513.1 million in 2000. Tangible investments for 2001 amounted to €6,369.6 million. Intangible investments for 2001 amounted to €1,171.8 million, principally consisting of investments by Telefónica Móviles in connection with its acquisition of UMTS licenses. The significant decrease in capital expenditures reflected the unusually high levels in 2000 incurred by Telefónica Móviles in connection with the acquisition of UMTS licenses and Telefónica Latinoamérica, Telefónica de España and Emergia for other expenditures.

Net cash outflow for investments in affiliates increased 0.6% to €1,556.5 million in 2002 from €1,547.4 million in 2001. Our main investments in affiliates during 2002 were our acquisitions of Telesp Celular Participaçoes for €200.3 million, Pegaso Telecommunicaciones, S.A. for €304.3 million and Telefónica Data Brasil for €231.3 million. The principal transaction in 2002 that generated cash inflow from affiliates was the sale of Uniprex Onda Cero which amounted to €239.0 million. Net cash outflow for investments in affiliates increased 649.7% to €1,547.4 million in 2001, compared to €206.4 million in 2000. Our main investments in affiliates during 2001 were our acquisition of 100% of the shares of mediaWays GmbH for €1,473.1 million and our subscription of shares in connection with a capital increase by mediaWays for €62.5 million. The principal transaction in 2001 that generated cashflow was the sale by Telefónica Latinoamérica of its 35.9% holding in the Argentine company Cablevisión, S.A., which amounted to €731.7 million.

Net Cash Provided by (Used by) Financing Activities

Net cash used by financing activities increased 59.0% to €2,101.1 million in 2002 from €1,321.1 million in 2001, principally due to the increase in debt repayment related to our reduction of capital expenditure. Net cash used by financing activities in 2002 was principally related to the repayment of loans, credit facilities and notes payable in the amount of €7,773.4 million. Net cash provided by financing activities amounted to €14,320.9 in 2000.

Anticipated Uses of Funds

Capital Requirements

We expect to spend 58% of our capital expenditures budget for 2003 on our fixed-line telephony and data services businesses (including broadband services which are expected to account for approximately 30% of our fixed-line telephony expenditures in 2003 compared to approximately 20% in 2002), approximately 36% on our wireless services business and approximately 6% on our other lines of business. Our principal capital expenditures are described in “Item 4—Information on the Company”. Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts. See “Cautionary Statement Regarding Forward-Looking Statements”.

Contractual Obligations and Commercial Commitments

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable are as of December 31, 2002.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of euros)(1)
Contractual Obligations
Non convertible euro and foreign currency debentures, bonds and other marketable debt securities	13,407.7	1,056.2	4,945.2	2,029.7	5,376.6
Promissory notes and commercial paper	1,898.2	1,280.5	0.4	493.8	123.5
Corporate promissory notes	113.6	7.1	13.7	12.9	79.9
Loans and credits	5,767.8	2,198.4	2,076.5	1,225.1	267.8
Foreign currency loans	5,104.1	1,867.1	1,964.8	514.2	758.0
Financial guarantees	636.4	590.3	9.0	6.5	30.6

(1)	Contractual commitments denominated in dollars have been translated into euro at U.S.$1.0485 = €1.00, the noon buying rate for euro on December 31, 2002. Actual amounts paid in dollars may differ at the payment date.

For details of the composition of, and changes in, our debt, see notes 15 and 16 to our consolidated financial statements.

We are also party to certain contractual arrangements that could require us to make payments under certain circumstances, including the exercise of options by third parties that require us to purchase securities held by them. Our material commercial commitments are described below and are described in further detail in note 22 to the consolidated financial statements.

Telefónica de España, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately €100.9 million, relating to definitive guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica de España, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas. These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses. Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company) for the formalization of the aforementioned 43 contracts be reimbursed. The Ministry of Science and Technology has given notification of the commencement of the related cancellation proceeding.

The Telefónica Group has provided guarantees securing financial transactions, mainly to secure its financing commitments relating to the accounts payable to the Italian State due to the acquisition of the license amounting to a maximum amount of €587.2 million to the Italian company IPSE 2000 S.p.A. (the awardee of an UMTS license in Italy), in which it owns a holding indirectly through Telefónica Móviles and Telefónica DataCorp, S.A., Sole-Stockholder Company. We have entered into a back-to-back guarantee with Telefónica Móviles and Telefónica Data Corp. S.A. in relation with the above-mentioned guarantee for an amount according to the percentage that each of these companies represents over the total participation in IPSE held indirectly by Telefónica, S.A.

Telefónica Móviles has provided certain financial guarantees to the Spanish State amounting to €1,100 million, in relation to the grant to Telefónica Móviles España, S.A. (Sole-Stockholder Company) of a UMTS service license in Spain. These guarantees support several network build-out requirements, research and development requirements and job creation requirements, and are released from time to time as milestones are reached. Telefónica Móviles España commenced administrative proceedings to change the current system of guarantees. On April 7, 2003 a resolution was announced that modifies the UMTS guarantee system for all operators. New annual guarantees will replace the old guarantees which currently amount to €631 million. The amounts of new annual guarantee for Telefónica Móviles España will be as follows:

•	Period 0 (until service launch): €167.5 million;

•	Year 1: €167.5 million;

•	Year 2: €149.5 million;

•	Year 3: €114.8 million; and

•	Year 4: €114.8 million

The resolution does not modify nor reduce the commitments assumed by Telefónica Móviles España in its license application nor diminish the individual guarantee for each commitment. If a commitment is not satisfied, the guarantee compromised in the license will be forfeited and the operator will have to replenish the annual guarantee. If the forfeited obligation is higher than the annual guarantee, the operator must add funds until completing the compromised guarantee. Currently Telefónica Móviles España is negotiating both with financial institutions and The Ministry the definitive terms of the new guarantees that will replace the current ones.

In 1999 Telefónica de Argentina, S.A. provided guarantees to the Government of the Republic of Argentina for the fulfillment of obligations assumed by Telefónica Comunicaciones Personales, S.A. arising from the obtainment of its PCS licenses, amounting to U.S.$22.5 million individually and to U.S.$45 million on a joint and several basis with the other operator, Telecom. These guarantees are still in force, pending verification by the Argentine National Communications Commission of the fulfillment of the obligations secured by these guarantees.

Agreements for the acquisition of Pegaso (Mexico)

Under the agreements entered into by Telefónica Móviles with the Burillo Group to create Telefónica Móviles México, the Burillo Group has certain put rights to require Telefónica Móviles to purchase its shares in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its put option in 2007 or 2008, or if its holding in the company falls below 50% of its original ownership interest, after the occurrence of the event that results in such a dilution of its interest. If the Burillo Group does not exercise its put rights, Telefónica Móviles has a call right, after December 2008, on the shares of Telefónica Móviles México owned by the Burillo Group. In each such case, the purchase price for the shares will be determined on the basis of a valuation of the company at the time the rights are exercised, with a minimum purchase price (to be paid in cash) in an amount based on the Burillo Group’s original investment of U.S.$159.9 million in the company, to which interest will be added, and from which any cash received by the Burillo Group will be deducted. If Telefónica Móviles is required to purchase the Burillo Group’s shares in Telefónica Móviles México under its put right, or if Telefónica Móviles purchases the Burillo Group’s Shares in Telefónica Móviles México under its call right, Telefónica Móviles has agreed to pay a portion of the purchase price in cash equal to the aforementioned minimum purchase price. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles’ choice, in cash, in shares of Telefónica Móviles or a combination of the two. See “Item 4—Information on the Company—Business Overview—Worldwide Wireless Communications Services—Telefónica Móviles’ Operations—Latin America—Mexico”.

Agreements with Portugal Telecom (Brazil)

On October 17, 2002, Telefónica Móviles, on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders Agreement and Subscription Agreement) that implemented a joint venture framework agreement signed in January 2001. In accordance with the aforementioned definitive agreements, Telefónica Móviles and the Portugal Telecom Group have the same voting rights in Brasilcel N.V. This equality in voting rights will continue to exist even if either party’s economic and voting interest is diluted below 50%, but not lower than 40%, as a consequence of a capital increase. The equality in voting rights will cease to exist if the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, which would be obliged to buy (directly or through another company), all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, which will be obliged to buy, all of Portugal Telecom’s ownership interest in Brasilcel N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles would be entitled to sell to the Portugal Telecom Group, which would be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements.

For further information on Telefónica Móviles’ joint venture agreement with Portugal Telecom please see “Item 10—Additional Information—Material Contracts”.

Telefónica DataCorp. Guarantee provided for Atlanet (Italy)

Telefónica DataCorp, S.A., Sole-Stockholder Company, a subsidiary of Telefónica, S.A., owns 34% of the shares of the Italian company Atlanet S.p.A. The assets of Atlanet S.p.A. include most notably its 12% holding in the capital stock of IPSE 2000, a consortium which holds an UMTS license in Italy.

Atlanet S.p.A. has arranged various credit transactions with Banco di Roma consisting of credit lines amounting to €191.56 million, which are secured by the stockholders of Atlanet S.p.A. in proportion to their ownership interest in this company. Telefónica DataCorp, S.A., Sole-Stockholder Company, has guaranteed 34% of this amount (i.e., €65.133 million).

Telefónica Internacional (Puerto Rico)

On December 22, 1992, Telefónica International Holding B.V., which owns 14.9% of the shares of the Puerto Rican company Telecomunicaciones Ultramarinas de Puerto Rico (TUPR), entered into a stockholders agreement with the Puerto Rico Telephone Authority (PRTA) to acquire, through a reciprocal purchase-sale option, the shares representing the remaining 85.1% of the capital stock of TUPR. On May 21, 1999, Telefónica International Holding B.V. announced its intention to exercise this purchase option; however, the purchase transaction was never carried out. On April 4, 2002, PRTA exercised its sale option, and notified Telefónica Internacional Holding B.V. of its decision to sell 85.1% of TUPR for a price, subject to a due diligence review, of U.S.$ 24.9 million.

On May 21, 1999 Telefónica International Holding B.V. announced its intention to exercise this purchase option, however, the purchase transaction was never carried out. On April 4, 2002, PRTA exercised its sale option, and notified Telefónica International Holding B.V. of its decision to sell 85.1% of TURP for a price, subject to a due diligence review, of U.S.$24.9 million.

NewComm, a company incorporated by Telefónica Larga Distancia de Puerto Rico and ClearCom, L.P., has been granted a U.S.$60 million bridge loan by ABN AMRO, guaranteed by Telefónica Larga Distancia de Puerto Rico, collaterally guaranteed by Telefónica Internacional and also guaranteed by Telefónica, S.A., for the development of the cellular telephony business in Puerto Rico.

Telefónica CTC Chile-Sonda

On September 26, 2002, Telefónica CTC Chile, S.A. granted a shareholder of Sonda S.A., Inversiones Santa Isabel Limitada, a purchase option to be exercised between July 26 and August 5, 2005, on 35% of the capital of the aforementioned company, currently owned by Telefónica CTC Chile; the exercise of this option can be brought forward to between July 26 and July 31 in each of 2003 and 2004. The price will be determined in accordance with the process stipulated in the related contract, and will be paid in cash.

Commitments relating to Vía Digital

The most relevant aspects relating to the agreement subscribed between Sogecable, S.A., Telefónica and Telefónica de Contenidos for the integration of Vía Digital in Sogecable are as follows:

•	Each of the three major stockholders will grant a ten-year participating loan of €50 million earning interest at 11%.

•	Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of €175 million, the subscription of which will be underwritten by Telefónica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of the capital stock of Sogecable, S.A.

In June 2000, Vía Digital obtained a syndicated loan in an amount of €640 million. In connection with this loan, Telefónica de Contenidos expressed to the banks its intention not to diminish its participation in Vía Digital. Telefónica de Contenidos also agreed to notify the syndicate banks should such a circumstance be deemed to be taking place and, in such case, to assist Vía Digital in finding adequate alternatives in the event that, following such a reduction of the holding, the syndicate banks resolve to terminate the loan and cancel their credit position with Vía Digital.

In connection with this, Telefónica de Contenidos has notified the syndicate banks of its intention to proceed with the share exchange with Sogecable and the resulting reduction of its participation in Vía Digital. However, on June 11, 2003, Sogecable notified the Spanish regulatory authority of the underwriting of a new syndicated loan in the amount of €1,400 million. The restructuring of Vía Digital’s debt is one of the purposes of this new syndicated loan and, hence, it is not likely that the execution of Telefónica de Contenidos’ obligation mentioned in the previous paragraph would be needed.

The agreements entered into by Sogecable, S.A., Telefónica, S.A and Telefónica de Contenidos, S.A. establish the commitment of Telefónica de Contenidos, S.A. to Sogecable, S.A. to offer it or another Telefónica Group company the possibility of acquiring the rights which DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) currently holds for the Soccer World Cup in Germany in 2006. In this regard, management of Vía Digital offered the aforementioned rights to other operators in the market with a view to obtaining an optimum price for the rights, but to date no such operators have opted to acquire such rights. As a result, such rights will be acquired by Telefónica de Contenidos on the date of the share exchange with Sogecable described in “Item 4—Business Overview—Admira—Content and Pay Television—Integration of Vía Digital and Sogecable”.

Commitment of Telefónica de Contenidos with respect to Euroleague Marketing, S.L.

Under a framework contract dated August 24, 2000 (amended on November 17, 2001), regulating the exploitation of economic rights (including mainly audiovisual, sponsorship and Internet rights licenses, etc.) on the European basketball competition, the “Euroleague”, Telefónica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has a commitment to pay Euroleague Marketing, S.L., a company in which Telefónica de Contenidos, S.A. (Sole-Stockholder Company) owns a 70% holding, the difference between the revenues obtained by Euroleague Marketing, S.L. from the exploitation of the aforementioned rights and a maximum of U.S.$25 million for the 2002/2003 season (a maximum of U.S.$20 million for the remaining two seasons).

Commitments of Telefónica de Contenidos in relation to Audiovisual Sport

Telefónica de Contenidos, S.A., (Sole-Stockholder Company), a subsidiary of Telefónica S.A., has provided a guarantee, to secure payment of €74.5 million relating to 40% of the outstanding balance of the syndicated loan, originally amounting to €300.51 million, granted by several financial institutions to Audiovisual Sport, S.L., a 40%—owned investee of Gestora de Medios Audiovisuales Fútbol, S.L., that is a subsidiary of Telefónica de Contenidos, S.A. Also, it should be noted that the agreements relating to the merger of Vía Digital and Sogecable provide for a commitment to acquire the 40% holding that Telefónica de Contenidos, S.A. Sole-Stockholder company owns in Audiovisual Sport, S.L.

Terra Networks, S.A.—BBVA (Uno-e Bank, S.A.)

On May 15, 2002, BBVA and Terra Lycos entered into an agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra Lycos, which is subject to adjustment upon completion of the merger agreed to in principle between Uno-e Bank and the private consumer finance activities operated by Finanzia Banco de Crédito, S.A.:

•	Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Lycos’ holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at fair market value (as determined by an investment bank). If the merger agreed to in principle is not consummated, the purchase price shall be the higher of the following prices: (i) fair market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million).

•	BBVA has the right to acquire from Terra Lycos, and Terra Lycos is obliged to sell, its holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006 at the higher of the following prices: (i) fair market value (as determined by an investment bank); and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million), plus accrued interest at an annual rate of 4.70%.

•	If a definitive agreement is reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., the liquidity mechanism would be modified. BBVA would lose its right of purchase and Terra Lycos would retain its right of sale, but the exercise price would be equal to fair market value as determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. negotiated an agreement with BBVA to formalize the merger of the consumer finance business activities of Finanzia Banco Crédito S.A. and Uno-e Bank, S.A. The agreement was subject to the parties obtaining approval from the Banco de España before June 30, 2003, which approval was obtained. The January 10, 2003 agreement replaced the May 15, 2002 protocol of intent which was rendered null and void.

On January 10, 2003, BBVA and Terra Lycos negotiated a liquidity agreement that will replace that dated May 15, 2002, once the merger agreement is executed. This agreement establishes the following liquidity mechanism (sale option) relating to the Uno-e Bank, S.A. shares owned by Terra Lycos: Terra Lycos has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Lycos’ holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at an exercise price that will be the higher of the two following values: (i) the market value of the securities as determined by an elected investment bank; and (ii) the sum obtained by multiplying the net income of Uno-e Bank, S.A. by the price-to-earnings ratio (PER) of BBVA, multiplied by the percentage of the ownership interest held by Terra that it intends to sell. Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the planned ordinary revenue and earnings before taxes.

Anticipated Sources of Liquidity

Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, debt interest and principal payments. We also rely on external borrowings, including a variety of short- and medium-term financial instruments, principally bonds and debentures, and borrowings from financial institutions. Cash and equivalents are mainly held in euro and euro-denominated instruments. Of our €26,291.5 million of consolidated gross financial debt at December 31, 2002, as described below, approximately 2.5% represented zero-coupon obligations. We believe that, in addition to internal generation of funds, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will provide us with substantial flexibility for our future capital requirements as existing debt is retired. As of the date of this Annual Report, our management believes that our working capital is sufficient to meet our present requirements.

The following table describes our consolidated gross financial debt, as stated in euros using the December 31, 2002 exchange rate. We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments. In 2002, the average interest rate on our consolidated gross financial debt was 7.5%. The debt profile below shows the notional amount at the date at which we entered into the related derivatives.

Amortization schedule

audited amounts (in millions of euros)	2003	2004	2005	2006	2007	Subsequent	Total
Non convertible euro and foreign currency debentures, bonds and other marketable debt securities	1,056.20	2,033.14	2,912.04	1,512.2	517.09	5,376.61	13,407.70
Promissory notes and commercial paper	1,280.48	0.40	—	493.76	—	123.56	1,898.20
Corporate promissory notes	7.09	6.92	6.74	6.57	6.37	79.96	113.65
Loans and credits	2,198.44	1,159.41	917.05	1,029.90	195.22	267.81	5,767.83
Foreign currency loans	1,867.14	1,339.18	625.64	324.68	189.48	758.01	5,104.13
TOTAL	6,409.35	4,539.05	4,461.47	3,367.53	908.16	6,605.95	26,291.51

Additionally, at December 31, 2002, we had unused committed credit lines in an amount of €4,900 million and €500 million available from our syndicated facility due August 2003. All of our credit facilities bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate (EURIBOR) and the London Interbank Offered Rate (LIBOR).

Our borrowing requirements are not significantly affected by seasonal trends.

Notwithstanding significant future cash outlays in connection with the repayment of our debt, we believe that we will be able to gradually reduce the level of this consolidated debt. In order to achieve this objective, we expect to:

•	make future borrowings on significantly more favorable terms than in the past when much of our debt was at fixed rates substantially above current market rates; and

•	increase our reliance on self-financing.

The table below sets forth the ratings of our short and long-term debt as of the date of this Annual Report. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

Rating Agency	Issuer(1)	Long-Term Debt	Short-Term Debt	Outlook	Last Update
Standard & Poor’s	Telefónica, S.A.	A	A-1	Stable	June 13, 2003
Moody’s	Telefónica, S.A.	A3	P-2	Stable	December 2, 2002
Fitch	Telefónica, S.A.	A	F1	Stable	August 9, 2002

(1)	Long-term and short-term debt issued by Telefónica Europe, B.V. are similarly rated to long-term and short-term debt issued by Telefónica, S.A.

On December 2, 2002, Moody’s downgraded our long-term debt rating to A3 and our short-term debt rating to P-2 from A2 and P-1, respectively. Moody’s outlook for our debt in stable. On January 11, 2002, Fitch downgraded our long-term debt to A from A+ but our short-term debt remained unchanged, with a “stable” outlook. Standard & Poor’s reviewed its rating of our debt on June 13, 2003 and did not modify it.

Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in the public debt markets. However, a further downgrade of any of the ratings of our debt by any of Moody’s, Standard & Poor’s or Fitch may increase the cost of our future borrowing or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to the general macroeconomic and political conditions in Latin America given our high degree of exposure in such region, the performance of our businesses in our domestic market and our ability to turn around our non-profitable businesses.

In addition to the restrictions on transfer of funds by our Argentine subsidiaries described in “Item 5—Operating and Financial Review and Prospects—Operating Results—Operating Environment and Business Trends—Economic Situation in Argentina” and “Item 3—Risk Factors”, there are some restrictions, mainly related to compliance with local administrative procedures and regulations on the ability of our subsidiaries in certain countries where we operate to transfer funds to us. However, we do not believe that such restrictions have a material impact on our subsidiaries’ ability to transfer funds to us.

Intragroup Loans

Telefónica, S.A. lends funds to its operating subsidiaries, directly or through holding companies that head its different lines of business. These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals). Some of the subsidiaries receiving funds are located in Latin American countries.

C. RESEARCH AND DEVELOPMENT

Our research and development policy (R&D) is aimed at:

•	developing new products and services in order to gain market share;

•	fostering customer loyalty;

•	increasing revenues;

•	improving management;

•	improving business practices;

•	increasing the quality of our infrastructure and services to improve customer service; and

•	reducing costs.

Our research and development activities are principally conducted by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I&D). Telefónica I&D conducts experimental and applied research and product development to increase the range of our services and reduce operating costs. It also provides technical assistance to our Latin American operations. Telefónica I&D’s activities include the following:

•	the development of new products and fixed telephone services, particularly the development of value-added services such as broadband, wireless communications and Internet services for the public, corporate, wireless and multimedia sectors, and the automation of customer services while integrating new opportunities of the GPRS and UMTS systems;

•	the development of interactive services, focusing on the development of information services and new infrastructure to provide such services, primarily in the Internet Protocol environment;

•	the development of management systems designed to strengthen infrastructure and its quality and to develop innovative solutions for the management of Telefónica’s networks and services;

•	the development of business support systems intended to provide innovative solutions for business processes; and

•	innovation in business services intended to reinforce technological skills in the areas of networks, software and information technologies.

In 2002 Telefónica I&D opened a new R&D center in Barcelona and São Paulo (Telefónica Pesquisa y Desenvolviment). The São Paulo subsidiary was created to address the Latin American market. 1,502 projects were undertaken in 2002 and incorporated into Telefónica’s strategy for value creation via broadband communications and services, and IP networks. New projects were developed to stimulate the Information Society, new services were prepared with UMTS capacities and new mobile terminals, and work was undertaken to identify emerging technologies at an early stage.

Approximately 57% in 2002 and 52% in 2001 of Telefónica I&D’s research and development was for the benefit of Telefónica de España, while approximately 40% in 2002 and 44% in 2001 was for the benefit of the Telefónica Group’s other subsidiaries, particularly Telefónica Móviles, Telefónica Data, Atento, Terra Lycos, Admira and Telefónica Latinoamérica.

Our total research and development expenses (including those of Telefónica I&D) totaled €105.9 million, €170.8 million and €94.4 million in 2000, 2001 and 2002, respectively. These expenses represented 0.4%, 0.6% and 0.3% of our consolidated revenues in each of those years, respectively.

D. TRENDS

See “—Operating Results—Operating Environment and Business Trends”.

E. OFF-BALANCE SHEET ARRANGEMENTS

See “—Liquidity and Capital Resources”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We are managed by our Board of Directors, which consists of a minimum of five and a maximum of 20 members. All members of the Board of Directors are elected to five-year terms by our shareholders during a general meeting of shareholders. The Board of Directors, which meets monthly, elects from among its own members the chairman and the vice chairmen, and delegates day-to-day management of the group to a standing committee of the Board of Directors which meets bi-weekly. The Board of Directors has also instituted an audit and control committee, a nominating, compensation and corporate governance committee, a human resources and corporate reputation committee, a regulation committee, a service quality and customer care committee, and an international affairs committee, each of which is composed of between a minimum of three directors and a maximum of five directors, most of whom are directors who do not hold executive functions.

Board of Directors

During 2002 the Board of Directors met 13 times. At June 15, 2003 the Board of Directors had met seven times during 2003. At June 15, 2003, the directors of Telefónica, S.A., their respective positions on the Board of Directors and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
César Alierta Izuel(1)	57	1997	2007
Isidro Fainé Casas(1)(2)	60	1994	2006
José Antonio Fernández Rivero(3)(4)(8)	53	2002	2007
Fernando Abril-Martorell Hernández(1)	41	2000	2006
Jesús María Cadenato Matía	58	2003	2008
Maximino Carpio García(1)(4)(5)	57	1997	2007
Carlos Colomer Casellas(1)(7)	59	2001	2006
Alfonso Ferrari Herrero(6)(9)	61	2001	2006
José Fernando de Almansa Moreno-Barreda(6)	54	2003	2008
Gonzalo Hinojosa Fernández de Angulo(4)(7)	57	2002	2007
Miguel Horta e Costa	55	1998	2008
Pablo Isla Álvarez de Tejera(5)(9)	39	2002	2007
Luis Lada Díaz(6)	54	2000	2006
José Fonollosa García	53	2003	2008
Antonio Massanell Lavilla(2)(4)(7)(9)	48	1995	2006
Enrique Used Aznar(6)(8)(9)	61	2002	2007
Mario Eduardo Vázquez	67	2000	2006
Antonio Viana-Baptista(1)	45	2000	2005
Gregorio Villalabeitia Galarraga(1)(3)(5)(6)	52	2002	2007
Antonio Jesús Alonso Ureba(1)(8)	43	2001	2006
Joaquín de Fuentes Bardaji	49	2001	—

(1)	Member of the Standing Committee of the Board of Directors.
(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona.
(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A.
(4)	Member of the Audit and Control Committee of the Board of Directors.
(5)	Member of the Nominating, Compensation and Corporate Governance Committee of the Board of Directors.
(6)	Member of the International Affairs Committee.
(7)	Member of the Service Quality and Customer Care Committee.
(8)	Member of the Regulation Committee.
(9)	Member of the Human Resources and Corporate Reputation Committee.

A significant majority (15) of our current directors are non-executive directors. In accordance with the regulations of our Board of Directors, a minority of these directors (6) are appointed by our significant shareholders.

The Standing Committee is a body empowered to make decisions on general matters on behalf of the Board of Directors and has the delegated authority to carry out our Board of Directors’ powers as permitted by our by-laws and Spanish corporate law. The Standing Committee provides the Board of Directors with the necessary support to carry out its functions. This Committee is made up of fewer Directors and meets more frequently than the Board. The members of the Standing Committee are César Alierta Izuel, Isidro Fainé Casas, Fernando Abril-Martorell Hernández, Maximino Carpio García, Carlos Colomer Casellas, Jesús María Cadenato Matía, Antonio Viana-Baptista and Gregorio Villalabeitia Galarraga.

The Audit and Control Committee is responsible for providing support to the Board of Directors in supervising the correct application of generally accepted accounting principles, reviewing compliance with internal control systems and maintaining the integrity of the preparation of individual and consolidated audits. The Audit and Control Committee is also responsible for:

•	The selection and appointment of our independent auditor, including scope and compensation for its services, and revocation or extension of the engagement;

•	Reviewing our accounts, our compliance with GAAP and notifying the Board of Directors of any proposals to modify accounting practices and decision criteria;

•	Assisting the auditors in their communication with management, evaluating management’s responses to auditors’ recommendations, settling differences that may arise between auditors and management regarding accounting practices;

•	Verifying the effectiveness of internal controls and procedures for preparing our individual and consolidated financial statements;

•	Reviewing auditor’s performance and auditor’s opinion letters to ensure they are drafted in a clear and precise manner;

•	Reviewing all our periodic financial information that we provide and disclose to the different markets and regulatory bodies; and

•	Enforcing our Internal Code of Conduct for Securities Market Issues, in particular issuing a report on disciplinary measures adopted for violations of the Code by our management.

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2002 the Audit and Control Committee met eight times and, as of the date of this Annual Report, had met three times in 2003. The members of the Audit and Control Committee are Antonio Massanell Lavilla (chairman), Maximino Carpio García, José Antonio Fernández Rivero and Gonzalo Hinojosa Fernández de Angulo.

The Nominating, Compensation and Corporate Governance Committee is responsible for informing the Board of Directors of the proposals for naming Board of Directors members, members of Board of Directors committees and top members of management of Telefónica and its subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for approving contracts and compensation packages for top members of management, determining Directors’ compensation, determining the basic criteria for the Chairman’s compensation, informing the Board of Directors of incentive plans and developing and maintaining a register of information concerning Directors and top members of management. The members of the Nominating, Compensation and Corporate Governance Committee are Alfonso Ferrari Herrero (chairman), Maximino Carpio García, Pablo Isla Álvarez de Tejera and Gregorio Villalabeitia Galarraga.

The Human Resources and Corporate Reputation Committee is responsible for making proposals to the Board of Directors regarding the adoption of agreements with personnel. The members of the Human Resources and Corporate Reputation Committee are Pablo Isla Álvarez de Tejera (chairman), Alfonso Ferrari Herrero, Antonio Massanell Lavilla and Enrique Used Aznar.

The Regulation Committee’s main objective is to monitor, through study, analysis and discussion on an ongoing basis, the main regulatory matters which affect the Telefónica Group. Another responsibility of the Committee is to act as a communication and information channel between management and the Board of Directors concerning regulatory matters and, whenever necessary, to notify the Board of Directors of any matters that it deems to be of maximum priority for the Company which require decision making or strategic planning. The members of the Regulation Committee are Enrique Used Aznar (chairman), Antonio Jesús Alonso Ureba and José Antonio Fernández Rivero.

The Service Quality and Customer Care Committee is responsible for assuring and monitoring the standards of quality of all services provided by the Telefónica Group and is committed to focusing on the customer satisfaction of all of its clients. The members of the Service Quality and Customer Care Committee are Gonzalo Hinojosa Fernández de Angulo (president), Carlos Colomer Casellas and Antonio Massanell Lavilla.

On May 28, 2003, our Board of Directors decided to create an International Affairs Committee. The new committee will be chaired by Mr. José Fernando de Almansa Moreno-Barreda. The members of the International Affairs Committee are Alfonso Ferrari Herrero, Enrique Used Aznar, Gregorio Villalabeitia Galarraga and Luis

Lada Díaz. The International Affairs Committee is responsible for informing the Board of Directors of the international events affecting the Telefónica Group’s performance.

Biographies of Directors

César Alierta Izuel serves as our Chairman and Chief Executive Officer. Mr. Alierta began his career in 1970 as general manager of the Capital Markets division at Banco Urquijo in Madrid until 1985. From June 1996 until his appointment as Chairman of Telefónica, he was the Chairman of Tabacalera, S.A. which after the merger with the French tobacco company, Seita, became Altadis. Previously, he was the Chairman and founder of Beta Capital, which he combined with his post as Chairman of the Spanish Financial Analysts’ Association as from 1991. He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange. In January 1997, Mr. Alierta was appointed to our Board of Directors, and has also been appointed as director of Telefónica Internacional (TISA), Plus Ultra, Terra and Iberia. During his years as Chairman of Tabacalera, Mr. Alierta was also the Chairman of the Board of Directors of Logista, a subsidiary of the Altadis group. Mr. Alierta is currently a member of the Altadis Board of Directors and Executive Committee. On 26 July 2000, César Alierta was appointed Chairman and chief executive officer of Telefónica. Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York).

Isidro Fainé Casas serves as our Vice-Chairman of the Board of Directors. Mr. Fainé is currently the General Manager of La Caja de Ahorros y Pensiones de Barcelona (“la Caixa”). Mr. Fainé has developed his professional career working for several companies in different sectors of the economy, as well as financial institutions, for over 20 years. Mr. Fainé holds a doctorate degree in Economics, a Diploma in Alta Dirección from IESE and a ISMP in Business Administration from Harvard University. He is a financial analyst and an academic at the “Real Academia de Ciencias Económicas y Financieras”.

José Antonio Fernández Rivero serves as Vice-Chairman of our Board of Directors. Mr. Fernández Rivero is currently the General Manager of Medios for Banco Bilbao Vizcaya Argentaria, S.A. Mr. Fernández began his career in Arthur Andersen (Systems) in Madrid in 1976. From 1982 to 1986, he served as the General Manager of Administration and Control (International Division) for Banco de Vizcaya. In 1986, he was appointed Chairman of the Executive Committee of Banque de Gestion Financière, S.A. (Belgium). Later in 1988 he worked for Banco Bilbao Vizcaya as Deputy Director (Control and Planning Departments of Commercial Banking), and in 1989 he worked as Regional Director of Retail Banking as well as Director Territorial Banca al por Menor. In 1990, he worked as General Controller in the Banco Exterior de España. In 1991, he was appointed as General Controller for Corporación Bancaria de España (Argentaria). In 1997, he was named General Manager (Organization, Systems, Transactions, Human Resources, Purchases and Real Estate) for Argentaria. In 1999, he became General Manager for Transactions and Systems for BBVA and, in 2002, he was appointed General Manager of the Grupo Medios. He holds a degree in economics and a master’s degree from The Europea School of Brujas.

Fernando Abril-Martorell Hernández serves as a director and our Chief Operating Officer. He began his professional career in 1987 at J.P. Morgan, where he worked for 10 years, holding various positions in the firm’s offices in New York, London and Madrid, including Head of Treasury and member of the Management Committee. Mr. Abril-Martorell joined Telefónica in January 1997 as Chief Financial Officer, overseeing some of the most important financial operations in the company’s history, including our privatization in 1997, the rights issue in 1998 and the acquisitions of the Brazilian companies owned by the former Telebras. From December 1998 until September 1999, Mr. Abril-Martorell combined his position as Chief Financial Officer with the Chairmanship of Telefónica Publicidad e Información (TPI). Between September 1999 and June 2000 he was the sole Chairman and CEO of TPI. After a brief stint during which he was involved in other professional activities, in August 2000 Fernando Abril-Martorell returned to the Telefónica Group as Chief Operating Officer with direct responsibility for all of our business lines. Born in Segovia in 1962, Mr. Abril-Martorell holds a law and business degree from ICADE.

Jesús María Cadenato Matía serves as a director. Mr. Cadenato began his career as a professor at the Basque Country University from 1977 to 1984 and joined Banco Bilbao in 1977, where he held several key management positions in the head office and within the retail branch network. He currently represents BBVA on the boards of directors of Afina, Gobernalia Global Net SA, Iberia Cards and Uno-e bank. He also serves as Chairman of Servitecsa. Mr. Cadenato has a bachelor’s degree in business administration from the Basque Country University, specializing in business finance, and a master’s degree from IESE Business School (Executive Management Business Administration).

Maximino Carpio García serves as a director. Since 1989, he has been Professor of Applied Economics of the Universidad Autónoma de Madrid. From 1983 to 1984, he was Chief of the Studies Services of the Confederación Española de Organizaciones Empresariales. From 1984 to 1992, he worked as head of the Department of Economic and Public Finance of the Universidad Autónoma. From 1992 to 1995, he was dean of the Economics and Business Faculty of the Universidad Autónoma. From 1995 to 1998, he served as head of the department of Public Economy of the Universidad Autónoma. He also serves as a member of the Economic and Social Council, a Spanish government advisory entity. Mr. Carpio is a member of the Board of Directors of Telefónica Móviles, S.A. Mr. Carpio also received his doctorate degree from the Universidad Autónoma de Madrid.

Carlos Colomer Casellas serves as a director. Mr. Colomer is Chairman of the Colomer Group and a director of Altadis, S.A. Mr. Colomer began his career in 1970 as Marketing Vice-Chairman of Henry Colomer, S.A. In 1980, he was appointed as Chairman and General Manager of Henry Colomer, S.A and Haugron Cientifical, S.A. In 1986, he was also appointed Chairman and General Manager of Revlon for Europe. In 1989, he became the Chairman of Revlon International and in 1990, he was appointed Executive Vice-President and Chief Operating Officer of Revlon Inc. In 2000, he was appointed Chairman and Chief Executive Officer of the Colomer Group. Currently Mr. Colomer is also the Chief Operating Officer of INDO, Director of Cataluña del BSCH, Director of Hospital General de Cataluña and is a member of the Advisory Committee of CVC. Mr. Colomer has an economics degree from the University of Barcelona and a degree in business administration from the IESE (Barcelona).

Alfonso Ferrari Herrero serves as a director. He also serves as a director of CTC Chile S.A. and Telefónica del Perú. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A. and prior to that he served on several Boards of Directors representing the Banco Urquijo where he was a partner from 1985. He has a doctorate in Industrial Engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid and he holds an MBA from Harvard University.

José Fernando de Almansa Moreno-Barreda serves as a director. Mr. Almansa Moreno-Barreda began his professional career in 1976 as Secretary of the Spanish Embassy in Belgium. In August 1982, he was appointed as General Manager of the “Subdirección General de Europa Oriental”, and in 1983 he was appointed to the Spanish permanent representation to NATO in Brussels, where he acted as political and press advisor. In 1998, Mr. Almansa was appointed as “Ministro Consejero” to the Spanish Embassy in the Soviet Union. In 1993, the King of Spain appointed him as General Manager of the Spanish Royal House with minister status and, in December 2002, the King of Spain appointed him as his private advisor. Mr. Almansa was appointed as a director of Telefónica, S.A. in February 2003. He is also a member of the Board of Directors of Telefónica del Perú, Telesp and Telefónica de Argentina. Mr. Almansa holds a law degree from the University of Deusto in Bilbao.

Gonzalo Hinojosa Fernández de Angulo serves as a director. Mr. Hinojosa currently serves as Managing Director of Cortefiel, S.A. He began his career with Cortefiel in 1976, and has served in various management positions since then. From 1991 through 2002, he served as a director of Banco Central Hispano Americano and a director of Portland Valderribas. He currently serves as a director of Altadis. Mr. Hinojosa has a degree in industrial engineering.

Miguel Horta e Costa serves as a director. Mr. Costa is Vice Chairman of the Board of Directors and Chairman of the Executive Committee of Portugal Telecom, S.A. He also serves on the Executive Committee and as Chairman of the Board of Directors of Portugal Telecom International, S.A., and as Non-Executive Vice President of the Board of Directors of Telesp Celular. He also serves as the Vice-President of Companhia Portuguesa Radio Marconi, S.A. In 1987 he was appointed State Secretary of Foreign Commerce. He currently serves as a director of Portugalia Airlines. Mr. Costa holds a graduate degree in economics from the Universidad Técnica de Lisboa.

Pablo Isla Álvarez de Tejera serves as a director. Mr. Isla is Chairman of the Boards of Directors of Altadis, S.A. and Logista, S.A. Mr. Isla began his career in 1988 with the Spanish Ministry of Transports, Tourism and Communications and in 1991 served as the official delegate in Spain for the United Nations Commission in the Spanish General Direction of Legal Services. From 1992 through 1996, Mr. Isla served as General Manager of the Legal Services Department of Banco Popular. In 1996, he was appointed General Manager of the National Heritage department of the Treasury Ministry. He served as General Secretary of Banco Popular Español from 1998 through 2000. In July 2000, Mr. Isla was appointed Chairman of the Board of Grupo Altadis and Co-Chairman of the company. Mr. Isla also serves as director of Iberia Lineas Aereas de España, S.A. and Red Eléctrica de España, S.A. Mr. Isla has a law degree from the Universidad Complutense de Madrid.

Luis Lada Díaz serves as a director. He is currently a board member and our General Manager for Corporate Strategy and Regulatory Affairs. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer, as General Manager for Planning and Control. Mr. Lada returned to the Telefónica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as Chief Executive Officer of Telefónica Móviles España S.A., and was promoted to Chairman and President of Telefónica Móviles, S.A. in August 2000. He served as President until July 2002, after which he accepted his present position. He also serves on the boards of directors of AMPER, S.A. He holds a degree in telecommunications engineering and joined the Telefónica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions.

José Fonollosa García serves as a director. Mr. Fonollosa currently represents BBVA on the Board of Directors of BBVA BHIF (Chile), Provida (Chile), and BBVA Banco Provincial (Venezuela). He joined the BBV in 1976 where he has served as General Manager in the Media and Financial departments, the Europe and International Transactions department and the American Retail Banking department. He holds a graduate degree in economics.

Antonio Massanell Lavilla serves as a director. Mr. Massanell is Senior Executive Vice Chairman of Caja de Ahorros y Pensiones de Barcelona and a member of the Boards of Directors of Autema, Inmobiliaria Colonial, S.A., Port Aventura, S.A. and Baqueira Beret, S.A. He is also President of Servihabitat, e-laCaixa, S.A. and BIT2000. As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica Group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecoms network. Mr. Massanell received his degree in economics from the University of Barcelona.

Enrique Used Aznar serves as a director. Mr. Used is the Chairman of AMPER, S.A. and AmperProgramas and the Deputy Chairman of Medidata (Brazil). Previously, he held the position of Chairman of Telefónica Latinoamérica, S.A., Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A. He has also served as Deputy Chairman and Chief Executive Officer of Telefónica Publicidad e Información and Compañía Telecomunicaciones de Chile. He has also served as a member of the Board of Directors of Telefónica de Argentina, ATT Network System International and Ericsson (Spain).

Mario Eduardo Vázquez serves as a director. Mr. Vázquez is the President of Telefónica de Argentina and serves as Chairman of the Board of Directors of Rio Compania de Seguros, S.A. He also serves as a director of Banco Río de la Plata, S.A., Ríobank International, Corporación Metropolitana de Finanzas, S.A., Heller Financial Argentina, S.A., Heller-Sud Servicios Financieros, S.A., Motorcare Argentina, S.A., Acsa Loss Control, S.A. and Central Puerto, S.A.

Antonio Viana-Baptista serves as a director. Mr. Viana-Baptista has served as Chairman and CEO of Telefónica Móviles S.A, since August 2002. He was a principal partner of McKinsey & Co. at the McKinsey offices in Madrid and Lisbon from 1985 to 1991 and served as Executive Advisor of the Banco Português de Investimento (BPI) from 1991 to 1996. From 1996 through July 2002, Mr. Viana-Baptista was President of Telefónica Internacional and Executive President of Telefónica Latinoamérica. Mr. Viana-Baptista is also a member of the Board of Directors of Terra Lycos. Mr. Viana-Baptista holds a bachelor’s degree from the Catholic University of Lisbon, a graduate degree in European Economics from the Portuguese Catholic University and an MBA from INSEAD.

Gregorio Villalabeitia Galarraga serves as a director. Mr. Villalabeitia currently serves as General Manager of Banco Bilbao Vizcaya Argentaria, S.A. He has been General Manager of la Caja de Ahorros Vizcaína and Chief Executive of Banco Cooperativo Español. He was appointed Chief Operating Officer of Banco de Crédito Local and was responsible for the Operating Office of la Caja Postal in January 1995. Following the merger of various businesses of Argentaria, he was named General Manager of Institutional Banking in March 1998. In October 1999, following the merger of Argentaria and BBV, he was in charge of the General Service of Corporate Governance of BBVA, and after the restructuring in December 2001 he was appointed General Manager of the Real Estate and Industrial Group. Mr. Villalabeitia also serves as a director of Iberia Líneas Aéreas de España, S.A., Metrovacesa, S.A., Repsol YPF, S.A., IBV and Gas Natural S.A. Mr. Villalabeitia has a degree in law and economics from the University of Deusto.

Antonio J. Alonso Ureba serves as our General Secretary and Secretary to our Board of Directors and serves as a director. Mr. Alonso Ureba has worked on the technical staff of the Madrid Town Council central administration, in the Public Defender’s Office and as director of Legal Services and Secretary to the Board of the Spanish Stock Exchange Commission (Comisión Nacional del Mercado de Valores). During his professional career, Mr. Alonso has authored a number of publications and has been a speaker at a number of conferences. Mr. Alonso Ureba holds a law degree from the Universidad Complutense de Madrid and a masters’ degree in financial management and investment analysis.

Joaquim de Fuentes Bardaji began his career in 1984 as an “abogado del estado”. In 1993, he was appointed as General Technical Secretary of the Ministry of Justice. During this same period, Mr. de Fuentes was also Secretary General and Secretary to the Board of Directors and Director of the Legal Department of “Red Nacional de los Fecorralies Españoles” (RENFE). In September 1998, he was appointed as General Manager and Secretary General of Telefónica de España. In February 2000, Mr. de Fuentes was also appointed as our general manager for Regulation. In May 2001, Mr. de Fuentes was appointed as General Vice-Secretary and Vice-Secretary to our Board of Directors. Mr. de Fuentes holds a law degree from the University Complutense de Madrid.

Executive Officers/Management Team

At June 15, 2003, the members of our executive management team and the years of their appointments to their respective positions were as follows:

Name	Position	Appointed	Age

César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	57

Fernando Abril-Martorell Hernández	Chief Operating Officer, Member of the Board	2000	41

Luis Lada Díaz	General Manager of Corporate Strategy and Regulation, Member of the Board	2000	54

Antonio J. Alonso Ureba	General Secretary and Secretary to the Board	2001	43

Calixto Ríos Pérez	General Manager of Internal Auditing and Communication of Telefónica, S.A.	2000	59

Santiago Fernández Valbuena	Chief Financial Officer of Telefónica, S.A.	2002	45

Luis Abril Pérez	Chief Executive Officer of Telefónica de Contenidos	2002	54

Antonio Palacios Esteban	General Manager of Resources of Telefónica, S.A.	2000	52

Oscar Maraver Sánchez—Valdepeñas	General Manager of Human Resources	2001	52

Francisco de Bergia González	General Manager, Assistant to the Chairman	2000	54

Guillermo Fernández Vidal	Corporate General Manager, Assistant to the Chief Operating Officer	1998	57

Angel Vilá Boix	General Manager of Corporate Development	2000	38

Kim Faura Batlle	General Manager of Corporate Marketing and Content	2002	52

Luis Furnells Abaunz	Corporate General Manager of Organization and Information Systems	2000	57

The secondary level of our management is comprised of 11 assistant general managers and 29 deputy general managers.

The chief executive officers of our principal business units are:

Name	Position	Appointed	Age

Julio Linares López	Telefónica de España	2000	57

José María Alvárez-Pallete López	Telefónica Latinoamérica	2002	39

Antonio Viana-Baptista	Telefónica Móviles	2002	45

Name	Position	Appointed	Age

Eduardo Caride	Telefónica DataCorp, Emergía	2001	47

Joaquím Agut Bonsfills	Terra Lycos	2000	49

Belén Amatriaín Corbi	TPI Páginas Amarillas	2000	44

Pedro Antonio Martín Marín	Corporación Admira Media	2002	54

Luis Abril Pérez	Telefónica de Contenidos	2002	55

Alberto Horcajo Aguirre	Atento	2001	40

Biographies of the Executive Officers and Senior Management

Calixto Ríos Pérez serves as our General Manager of Internal Auditing and Communications. In 1973, Mr. Ríos joined Banco Exterior de España as the General Manager of Extebank in New York City. Subsequently he was appointed Chief Executive Officer and Chief Operating Officer of Extebandes, in Venezuela. Later Mr. Rios returned to Madrid, as the General Manager of Filiales Bancarias Internacionales of Banco Exterior de España. In 1990 he was appointed Chief Operating Officer responsible for overseeing the construction, management and marketing of the Olympic Village for the Olympic games and a year later was named Chief Financial Officer of Tabacalera, S.A. After the merger of Tabacalera and Seita, he was appointed Advisor to the Chairmen and Head of Strategy and Planning. After joining Telefónica as Corporate General Manager for Institutional Relations, in July 2002 he was appointed General Manager for Internal Auditing and Communications. He holds a degree in Economics from the Universidad Complutense de Madrid.

Santiago Fernández Valbuena has served as our Chief Financial Officer since July 2002. He joined Telefónica in 1997 as Chief Executive Officer of Fonditel, Telefónica’s Pension Assets Manager. Previously, he was Managing Director of Société Générale Equities and Head of Equities & Research at Beta Capital in Madrid. He holds an M.S. and a PhD degree in Economics and Finance from Northeastern University. Mr. Fernández Valbuena served as President of the Research Commission at the Spanish Institute of Financial Analysts. He currently holds teaching positions at Manchester Business School’s and Instituto de Empresa’s master business administration programs.

Luis Abril Pérez serves as our General Manager for Media, Marketing and Content, and as Chairman of Telefónica de Contenidos. Mr. Abril began his career as professor of Microeconomics and later became Head of the Finance department at the Universidad Comercial de Deusto . Later he became the Head of Treasury and the Technical Secretariatto at Banco de Vizcaya. While he worked at Grupo BBV, he was responsible for the Private Banking and Asset Management divisions. Mr. Abril also held positions as General Manager of Banesto and General Manager for Studies and Communication at Banco Santander Central Hispano. Mr. Abril holds a graduate degree in Economics from Deusto Commercial University and has a degree in Law from the University of Deusto and an MBA from Nemi (Oslo, Norway).

Antonio Palacios Esteban serves as our General Manager of Resources. Mr. Palacios began his career at PriceWaterhouse in Madrid as a member of the auditing team, later he became Chief Inspector of official credit institutions and was responsible for coordinating all aspects related to the Bank of Spain at ICO, an official credit institute. Later Mr. Palacios became Head of Management Services and Control for the Telefónica subsidiaries group. He held this post for three years, afterwards becoming Controller of Telefónica Internacional. He later was appointed Deputy General Manager of Corporate Finance for the Telefónica Group and Assistant General Manager of Corporate Finance. Mr. Palacios holds a graduate degree in Economics and Business Administration from the Universidad Complutense de Madrid.

Oscar Maraver Sánchez-Valdepeñas serves as our General Manager of Human Resources. He began his career as a technical work and social security inspector for the Spanish Labour Ministry and subsequently held a position as Deputy General Manager of Industrial Relations and Head of Human Resources and Organization at Empresa Nacional de Autocamiones, S.A. (ENASA). In 1998, Mr. Sánchez-Valdepeñas joined Telefónica where he held different positions, among them Deputy General Manager for Human Resources and Organization, Assistant General Manager for Human Resources and General Manager for Human Resources at Telefónica de España, S.A. Mr. Maraver holds a degree in Law from the Universidad Complutense de Madrid.

Francisco de Bergia González serves as our General Manager and Assistant to the Chairman of our Board of Directors. He began his career at Grupo Meliá as General Manager of Club Meliá and Deputy Financial Officer of Hoteles Meliá, after which he held a number of positions, including Vice-President of Marketing for DEFEX (Official Export Agency for Defense Material), Executive Vice-President and Chief Operating Officer for Cabitel (Grupo Telefónica), Head of Institutional Relations for Telefónica de España, and as a director of Antena 3 Televisión and Cabitel. In June 1999, he was appointed Executive Vice-Chairman of Fundación Telefónica, as well as a director of Amper. In October 2000, he was appointed Assistant General Manager to our Chairman by our Board of Directors. Mr. De Bergia holds a graduate Law degree from the Autonomous University of Madrid.

Guillermo Fernández-Vidal serves as our Corporate General Manager and Assistant to our Chief Executive Officer. He began his career in 1970 as a systems technician at NCR’s Computer Testing Centre. From 1972 to 1987, he worked for ENTEL, S.A., where he escalated to General Manager. In 1987 he joined Telefónica as Deputy General Manager for large clients. Subsequently he was appointed Assistant Head of Business Communications, Head of Business Communications and General Manager of Businesses and General Public and Chief Operating Officer of Telefónica Data, S.A. Mr. Fernández-Vidal holds an industrial engineer degree in Computer Science.

Angel Vilá Boix serves as General Manager of Corporate Development and a member of our Executive Committee. He joined the Telefónica Group in 1997 as a controller and was subsequently promoted to the position of General Manager of Finance and Control at Telefónica Latinoamérica, S.A. and later to the position of General Manager of Control and Corporate Development responsible for Corporate and Mergers and Acquisitions Strategy. Mr. Vilá Boix left the Telefónica Group during 1999, serving as General Manager of Business at the Planeta Group prior to rejoining Telefónica, S.A. in his current position in May 2000. Mr. Vilá Boix began his career as a financial analyst at Citibank, N.A. and has served as a consultant at McKinsey & Co. and worked at the Spanish construction companies, Ferrovial and Paesa. Mr. Vilá Boix currently serves on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., Terra Networks, S.A. and Catalana d’Iniciatives CR, S.A. Mr. Vilá Boix has a degree in industrial engineering from the Universidad Politécnica de Cataluña and a master’s degree in business administration from Columbia University.

Kim Faura Batlle serves as our General Manager of Corporate Marketing and Content. He began his career serving as Product Manager for Gilette. Later he became Vice-President and Managing Director of Chupa Chups in the U.S. During his career Mr. Faura has held several managerial positions for PepsiCo, Tabacalera and Altadis, a European tobacco company. In April 2001, he joined the Telefónica Group as General Manager for Consumption and Marketing for Telefónica de España. Since April 2002, he has been responsible for the Telefónica Group’s new corporate content unit as Corporate General Manager for Content.

Luis Furnells Abaunz serves as our Chief Information Officer of Telefónica Holding and Sole Manager of Telefónica Procesos y Tecnologías de la Información (TPTI), Telefónica Holding’s services company. Mr. Furnells is also a member of Telefónica I&D board, Compaq Communications Board of Advisors, Teradata, a division of NCR Communications Board of Advisors and Intel Board of Advisors. He began his career at Banca Catalana, where he held different positions within the Risk Management and IT Departments. After serving as the Director of EDS in Barcelona and the operative implementation of the joint venture between National Westminster Bank and Banca March, he joined Caja Postal (lately Argentaria), where he was appointed Chief Operating Officer responsible for Postal Sistemas Informáticos. Later Mr. Furnells became Deputy General Manager of the Organization and Information Systems department for “La Caixa” as well as its financial subsidiaries (“La Caixa”, Banco Herrero, Banco Europa and Caixabank France) and of its group of affiliate businesses. In July 1999, he joined the Telefónica Group as Chief Information Officer for Telefónica Internacional, where he was in charge of the processes and information systems areas for both fixed and mobile telephony operators in Latin America. Mr. Furnells holds a computer science degree and completed the IESE -Graduate Business School of the University of Navarra- Executives and Businessmen Program.

Biographies of the Chief Executive Officers of our Principal Business Units

Julio Linares López serves as Chief Executive Officer of Telefónica de España. He joined Telefónica in May of 1970 in the research and development center, where he held several positions until he was appointed Head of Telefónica’s Technology and Technical Regulations Department. In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo (Telefónica I&D). In December 1994, he became Deputy General Manager of Marketing and Development of Telefónica Services in the commercial area and subsequently Assistant Managing Director of Business Marketing. In July 1997, he was appointed Chief Operating Officer of Telefónica

Multimedia and Chairman of Telefónica Cable and Producciones Multitemáticas. From May 1998 to January 2000, he served as General Manager of Strategy and Technology at the Telefónica, S.A. Corporate Centre, and as a director of Telefónica Sistemas, Telefónica Investigación y Desarrollo and Vía Digital. In January 2000, he was appointed Chairman of Telefónica de España. Mr. Linares holds a degree as a Telecommunications Engineer.

José María Álvarez-Pallete López serves as Chief Executive Officer of Telefónica Latinoamérica. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Controller for the company in Spain, and in 1998 to General Manager of Administration and Financial Affairs for CEMEX Group’s interests in Indonesia, headquartered in Jakarta. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Universidad Complutense de Madrid. He also studied Economics at the Université Libre de Belgique.

Eduardo Caride serves as Chief Executive Officer of Telefónica DataCorp. He began his career with Deloitte & Touche. In 1981, he joined Citibank holding several management posts until 1990, when he joined Telefónica de Argentina, S.A., where he was responsible for the Finance, Insurance, Internal Auditing, Budgeting and Investor Relations departments. In 1997, he was appointed Head of the Residential Communications Business Unit. In 1998, he became General Manager. Mr. Caride joined Emergia as Chief Operating Officer and in June 2001 he was appointed Executive Chairman of Telefónica Data and Emergia. Mr. Caride holds a graduate degree in business administration from the Economics Faculty of the University of Buenos Aires. In 1980, he received his degree as a certified public accountant from the same university

Joaquim Agut Bonsfills serves Chief Executive Officer of Terra Networks S.A. Mr. Agut began his career at the Dutch group AKZO in Barcelona, where he held the positions of Head of Business Development and General Manager of Synthese S.A., the group subsidiary operating in the resins sector. Later, Mr. Agut began working for Agut SA, a company in which he held various positions. Following the purchase of Agut SA by General Electric, he was appointed General Manager of Agut SA. He has also served as Vice-Chairman and General Manager for Marketing and Sales for GE Power Controls. In September 1997, he was appointed Chairman and Chief Operating Officer, in addition to becoming the domestic Head for Spain and Portugal and Chairman of GE’s pan-European Committee. In December 1999, he became the Head of General Electric’s European Corporate Council (CEC) and became GE’s highest ranking executive in Europe. In September 2000, he was appointed Chairman and Chief Executive Officer of Terra Networks, SA. Mr. Agut holds a degree in Electrical Engineering from the Polytechnic University of Catalonia and an IESE Masters’ Degree from the University of Navarra.

Belén Amatriaín Corbi serves as Chief Executive Officer of TPI Páginas Amarillas. During her career she has held several executive posts in the areas of marketing and advertising at multinational enterprises including Kraft, Grey Advertising, Grupo Bates and Kings Group, where she has been Head of Marketing and Sales and Head of Account Planning. She joined Telefónica Publicidad e Información (TPI) in June of 1997 as Head of Marketing. In 1998, she was appointed as a director of Euredit, which publishes Europages. In 1999, she was appointed General Marketing Manager. In March 2000, Ms. Amatriaín was appointed Chief Operating Officer of Electronic Products for TPI. In May 2000, she joined the board of TPI and in June 2000 became the company’s Chairman. Ms. Amatriaín holds a Law and Economics degree from ICADE.

Pedro Antonio Martín Marín serves as Chief Executive Officer of Corporación Admira Media. Mr. Martín Marín was a member of the Spanish political party UCD (Unión de Centro Democrático), where he became the Madrid Secretary General in 1980. He was also an advisor to Prime Minister Leopoldo Calvo Sotelo. Later he served as a member of the Organizing Committee for the 1982 FIFA Soccer World Cup held in Spain. He has also held positions as Secretary General and lawyer for Spanish radio station Cope, director of Editorial Católica, a publishing firm, and Vice-Chairman of Asociación Española de Radiodifusión Privada (Spanish Association of Private Radio Stations). In 1991, he was appointed Assistant General Manager of the television network Antena 3 Televisión. In 1996, he was appointed Secretary of State for Sport during Prime Minister José María Aznar’s first government. In 1998, he was named Secretary of State for Communications, and in March 2000 was elected as representative in parliament for Madrid representing the Partido Popular. In July 2000, he stepped down from his seat on the Spanish Parliament and was appointed Chairman of Hispasat. Mr. Martín Marín has been a member of the Spanish Olympic Committee since 1999, and was awarded the Orden Olímpica (Olympic Order) by the International Olympic Committee, in recognition of his work done in favor of the development of sports in Spain.

Mr. Marín holds a Law degree from the Complutense University of Madrid and a master in business administration from ICADE.

Alberto Horcajo Aguirre serves as Chief Executive Officer of Atento. He began his career at Bankers Trust Company as a partner in the European Merchant Banking division. Later he became Chief Executive Officer of Transportes Azkar. He served as Financial Director for Beta Capital SV, S.A., where he also held a position as financial consultant for one of Spain’s major brokerage houses. Mr. Horcajo was appointed Chairman of Atento in November 2001. Mr. Horcajo holds a Law degree from Madrid’s Complutense University and a master in business administration and a master degree in Public and International Affairs from Columbia University.

B. COMPENSATION

The total amount of payments made to our directors during 2002 was €11,907,088.4 (including €3,312,042.3 for fixed allowance, including compensation as directors of our subsidiaries; €76,416.2 for expenses for attending the Board’s sub-committees meetings; €8,405,975.3 for salaries and variable compensation to our directors with executive functions; €69,537.84 for in kind compensation to our executive directors, including life insurance premiums; and €43,116.6 for our contributions to directors’ pensions schemes).

The following table shows the individual breakdown of the fixed payments paid to directors (in their capacity as directors) in 2002:

Position	2002
(in euros)
Chairman	90,151.8
Deputy Chairmen	150,253.0
Directors(1):
Executive directors	90,151.8
Nominee directors	90,151.8
Independent directors	90,151.8

(1)	Two directors with executive functions, one of whom left the Board in December 2002, receive an additional annual payment of €60,101.21 each, because their experience and work in relation to Latin America is of special interest to the Company.

The following table shows the individual breakdown of the fixed payments made to our directors (in their capacity as members of our Standing Committee) during 2002:

Position	2002
(in euros)
Chairman	60,101.2
Deputy Chairman	60,101.2
Directors	60,101.2

The compensation of our directors consists of a monthly fixed allowance and of certain per diems for attending Board of Directors’ sub-committees meetings. During 2002, per diems compensation to our directors amounted to €858.6 per meeting. In addition, directors with executive functions receive additional payments for carrying out their executive functions.

Our executive directors, as part of our management, participate in compensation plans linked to the market price of our shares. The cost for the Telefónica Group of the aforementioned plan amounted to €1.2 million in 2002.

The following table shows the amounts of compensation paid to our executive officers who are also members of our Board of Directors, during 2002.

Items	2002
(in euros)
Salaries	4,096,718.6
Variable Compensation	4,309,256.8
Compensation in kind	69,537.8
Contribution to pension plans	43,116.6
TOTAL	8,518,629.8

Additionally, the following table shows the compensation paid to our executive officers (excluding those who are also members of our Board of Directors) in 2002:

Items	2002
(in euros)
Salaries	10,241,251.5
Variable Compensation	4,762,389.9
Fees and allowances	116,799.6
Compensation in kind	235,640.6
TOTAL	15,356,081.5

We provide pension, retirement or similar benefits to our directors with executive functions and to our executive officers. We set aside or accrued approximately €.40 million (€.38 million at Telefónica, S.A. and €0.02 million at other members of the Telefónica Group) during 2002.

We do not provide our director or senior management with any benefits upon termination of their terms of employment.

Incentive Plans

We currently have two incentive compensation plans, approved by our general meeting of shareholders on April 7, 2000, in order to retain and motivate our officers and employees. The TOP plan, which is directed exclusively towards officers of the Telefónica Group, requires eligible officers to purchase our shares in the open market at market prices and hold these shares for specified periods in order to receive additional cash compensation calculated on the basis of any increase in the value of our shares. The TIES plan, which is directed to all employees of the Telefónica Group, requires eligible employees to purchase our shares at below market prices and to receive options, based on the number of shares purchased by each eligible employee, whose value will depend on any increase in the value of our shares over an initial reference value. In addition, we have a stock option plan for employees of Endemol, S.A. (the “EN-SOP Program”), which grants eligible employees at Endemol options on our shares. Finally, Telefónica Publicidad e Información, Terra Lycos and Telefónica Móviles have incentive plans for their respective employees.

TOP

In May 26, 1999, our Board of Directors approved a stock option plan called TOP proposed by its Nominating, Compensation and Corporate Governance Committee. This stock option plan is effective for a period of four years and three months from its June 28, 1999 commencement date and is open to up to 500 officers throughout the Telefónica Group. Our shareholders approved the TOP plan at our annual general shareholders’ meeting in April 7, 2000.

All beneficiaries are required to acquire in the open market at market prices and hold, during the entire effective period, a specified number of shares in an amount corresponding to the beneficiary’s management responsibility. If all eligible officers elect to participate in the plan, the total number of shares acquired by them would be 270,237 shares, or 810,711 shares after giving effect to stock splits and anti-dilution provisions of the plan, and consequently the total number of options granted would have been 5,404,740, prior to a three-way stock split carried out in July 1999.

Under this management incentive plan, participating officers will receive the following number of options over our shares for each share acquired by such person and deposited under the plan:

•	10 type A options, with an exercise price of €46.18, which is equal to the market price of the shares on the date that the plan was initiated, as adjusted from time to time for stock splits and anti-dilution provisions

•	10 type B options, with an exercise price of €69.27, which is equal to the market price described above plus 50% of the market price, as adjusted from time to time for stock splits and anti-dilution provisions

At December 31, 2002, the exercise price for the type A options initially granted adjusted for stock splits and anti-dilution provisions was equal to €13.94, and the exercise price for the type B options initially granted adjusted for stock splits and anti-dilution provisions was €20.91.

In October 2000 and February and April 2001, we granted new options to three new executive directors and to executives who had joined the Telefónica Group after the Plan was launched, under the TOP plan from the pool of remaining options under the plan. The general shareholders’ meeting of June 15, 2001 approved these grants and granted authority to the Board of Directors to issue further new grants under the plan from the remaining pool, subject to certain restrictions. These options have the same characteristics as the options previously granted under the TOP plan, except that the exercise price for the type A options was fixed at the market price on the relevant date of grant. The Board of Directors established a limit of 175,000 type-A and type-B options per executive.

Participants in the plan may exercise these options:

•	beginning in the second year following effectiveness in an amount equal to one-third of the total options granted

•	again in each of the third and fourth years following effectiveness in an amount equal to one-third of the total options granted

As adjusted for all stock splits and stock dividends, a plan participant will, upon exercise of an option, receive, at our election, either:

•	cash in an amount based on the difference between the average price of our shares on the Madrid Stock Exchange during the five business days after the Exercise Date; July 16, 2001, August 9, 2002 and September 28, 2003, depending on when the option was exercised and the exercise price of such option; or

•	one of our shares

Options granted under this plan are neither listed nor transferable. This incentive plan is subject to anti-dilution and other provisions customary for transactions of this type and to the condition that the participant not terminate his employment with the Telefónica Group voluntarily and unilaterally prior to the exercise date.

At December 31, 2002, a total of 13,066,516 options had been granted under the TOP plan to 324 beneficiaries. Because of the incorporation of some of these beneficiaries under Telefónica Móviles’ new stock option plan on January 2, 2002, as a result of which they are no longer eligible under the TOP plan, the number of options outstanding under the TOP plan was reduced to 12,158,820 and the number of beneficiaries decreased to 335 at that date.

In order to cover the economic exposure derived from the implementation of the TOP plan, we have entered into hedging contracts with BBVA and Merrill Lynch. The maximum total cost to us of the plan, assuming all eligible participants fully participate in the plan, will be approximately €72.1 million. Currently, there are 312 beneficiaries of the TOP plan, who hold in the aggregate 13,289,331 options. Consequently, the maximum total cost to us would be approximately €13.7 million as of December 31, 2002.

TIES

In February 23, 2000, our Board of Directors approved a new stock option plan called Telefónica Incentive Employee Shares, which we refer to as TIES. The TIES plan is open to all eligible employees of Telefónica, S.A. and certain affiliates. Employees who participate in any other similar incentive plan or who are managers or general managers may not participate in the TIES plan.

The TIES plan, which was implemented in February 2001, consisted of two parts:

•	The Initial Allocation. At the commencement of the TIES plan, eligible employees were able to subscribe for shares at the discounted price of €5 per share. The number of shares an eligible employee was able to subscribe for in the initial allocation was based on such employee’s wage level. Such shares may not be sold during the entire life of the TIES plan. As part of the initial allocation, we offered 1,197,880 shares, of which 1,123,072 were subscribed.

•	The Variable Allocation. Each eligible employee was able to receive a certain number of options to purchase shares of Telefónica, S.A., which the employee will be able to exercise in order to purchase an additional number of shares at the same discounted price of €5 per share. The options are non-negotiable and may not be assigned or transferred by the employee. The maximum number of shares issuable in respect of options assigned to employees is 31,504,244, of which a reserve of 4.5% is held for new beneficiaries.

The TIES plan will have a duration of four years from the date of delivery of the options. Participants in the plan may exercise the options in three stages:

•	First Stage: on the first business day following the second anniversary of the date of delivery of the options. This first stage was completed on February 18, 2003.

•	Second Stage: on the third anniversary of the date of the delivery of the options.

•	Third Stage: on the first business day following the fourth anniversary of the date of the delivery of the options.

The number of options exercisable at each stage will be a function of:

•	the revaluation of the price per share determined on the open market on each date of exercise with respect to an initial reference value of €20.50, such that the greater the revaluation per share on the exercise date, the greater the number of options the beneficiary will be able to exercise on that date; and

•	the number of shares which make up the beneficiary’s initial allocation

The following basic conditions, among others, apply to the exercise of the options:

•	the beneficiary must retain the initial allocation until the relevant date of exercise of the options

•	the beneficiary must not participate in any other similar incentive plan

•	the beneficiary must have rendered his or her services continuously through the date of exercise of the options, as a permanent employee, except in certain circumstances

As of December 31, 2002, 75,842 persons participate in the TIES plan, with options to purchase 29,956,042 of our shares.

EN-SOP

In order to satisfy certain obligations in connection with our acquisition in 2000 of Endemol Entertainment Holdings, N.V., in April 2001 our Board of Directors approved the establishment of a new stock option plan, which we refer to as the “EN-SOP program”, that is open to all permanent employees of Endemol Entertainment N.V. and its affiliated companies at January 1, 2001 who do not participate in a similar compensation plan. As part of the EN-SOP program, we will deliver to each eligible employee who is employed on January 1 of 2001, 2002, 2003 and 2004 a variable number of options to purchase shares of Telefónica, S.A. based on such employee’s level and salary.

The options expire four years from their respective date of grant and may be exercised in equal amounts beginning in the third and fourth years from such date of grant. The total number of options granted each year pursuant to the plan will be determined by dividing €27.5 million by the exercise price, which price shall be equal to the weighted average of the price per ordinary share of Telefónica, S.A. on the automated quotation system of the

Spanish stock exchanges during the five trading days prior to the meeting of the Board of Directors which convenes the annual shareholders’ meeting.

The EN-SOP program is subject to anti-dilution and other provisions customary for stock option plans of this type and to the condition that the participant not terminate his employment voluntarily and unilaterally prior to the exercise date.

Pursuant to the EN-SOP program, in 2002 a total of 977 participants received an aggregate of 1,933,504 options with an exercise price of €12.61 per share. In 2003, the exercise price is €9.03 for all options granted under the EN-SOP program, which amount shall not exceed 3,045,404 options.

C. BOARD PRACTICES

Please see “—Directors and Senior Management” above.

D. EMPLOYEES

Employees and Labor Relations

The table below sets forth the number of employees at the dates indicated for the parent company of the Telefónica Group, each of the consolidated companies of the groups which comprise our different lines of business and other consolidated subsidiaries. The number of employees at year-end 2002 and 2001 for some of the groups which comprise our different lines of business, particularly Telefónica Latinoamérica, may not be comparable to figures at year-end 2000 because of the reorganization of our business pursuant to which we spun off or transferred the wireless operations, data operations and directory publishing businesses of certain of our integrated Latin American operators to the respective groups which comprise those lines of business. Temporary employees represent 8% of our total employees at December 31, 2002. On average during 2002 we had approximately 12,000 temporary employees. The table below also reflects the decrease in the number of employees of the Terra Lycos group and Telefónica Latinoamérica group as a result of the sale of Sonda in Chile and the restructuring of Terra Lycos and Terra Brasil.

	Year Ended December 31,
Line of Business	2000	2001	2002
Telefónica, S.A.	641	727	799
Telefónica de España Group	43,009	42,425	42,162
Telefónica Móviles Group	7,093	13,459	13,694
Telefónica Latinoamérica Group	40,848	30,425	25,673
Telefónica Data Group	2,627	4,952	4,331
Admira Group	5,888	6,698	5,574
Terra Lycos Group	3,170	2,907	2,455
Atento Group	40,773	49,940	49,432
Katalyx Group	368	220	197
Emergia Group	81	156	136
Telefónica Publicidad e Información Group	2,134	2,815	2,752
Other	2,075	6,803	5,640

Total Employees	148,707	161,527	152,845

Management believes that labor relations are generally good. In July 1999, Telefónica de España entered into a collective bargaining agreement that provided for increases in wage levels in accordance with anticipated increases in the Indices de Precios de Consumo (IPC), the Spanish consumer price index, and an additional productivity bonus per employee. In accordance with this agreement, in 1999 wage levels increased 2.9% and employees received an additional productivity bonus of approximately €300.5 per active employee and in 2000 wage levels increased 4.0%

and employees received an additional productivity bonus of approximately €312.5 per active employee. In May 2001, Telefónica de España entered into a new two-year collective bargaining agreement that provides for similar increases in wages and productivity bonuses. Telefónica Móviles España and Telefónica Data España also entered into new collective bargaining agreements in 2001. Accordingly, in 2002 wage levels increased 4% and employees received an additional productivity bonus of approximately €372.6 per active employee.

During the first half of 2003 Telefónica de España, Telefónica Data España and Telyco began negotiating new collective bargaining agreements. Other companies of the Telefónica Group will begin to negotiate new collective bargaining agreements during the second half of 2003.

Our retired employees are provided with certain pension benefits. While Telefónica de España contributes the required amounts to fund these benefits over time, there remains an unfunded past service liability, which is estimated to be approximately €350.7 million. We have agreed to fund this obligation over a period ending in 2007.

In order to adapt to the new competitive environment, we have, among other things, implemented voluntary pre-retirement and early retirement plans in recent years. As a result of the agreements reached individually with Telefónica de España’s personnel and as a result of the Labor Force Reduction Plan approved by the Ministry of Labor and Social Affairs and implemented in 1999 and 2000, an aggregate of 10,841 employees were terminated in 1999 and 2000.

On June 24, 2003, Telefónica de España’s management presented a labor reduction program (Plán de Regulación de Empleo) to the company’s labor unions. The program calls for voluntary redundancies of 15,000 employees of the company over the next four years at no cost to the Social Security System. This plan will allow Telefónica de España to reduce its workforce while maintaining its competitiveness. The plan is based on the principles of voluntarism, universality and non-discrimination for the employees.

In connection with our voluntary retirement programs, we recorded provisions of €1,197.1 million in 2000, €375.8 million in 2001 and €317.5 million in 2002, which were charged to results of operations in each respective year. The provision for pre-retirements and early retirements recorded at December 31, 2002 covers all the obligations assumed at that date in connection with our voluntary pre-retirement and early retirement plans.

E. SHARE OWNERSHIP

At June 15, 2003, the following members of our Board of Directors beneficially owned an aggregate of 654,842 shares, representing approximately 0.01% of our capital stock.

Name	No. of Shares Beneficially Owned
César Alierta Izuel	481,397
Isidro Fainé Casas	1,661
Jesús María Cadenato Matía	9,906
Fernando Abril-Matorell Hernández	32,144
Antonio Jesús Alonso Ureba	8,438
Maximino Carpio García	5,836
Carlos Colomer Casellas	543
José Antonio Fernández Rivero	115
Alfonso Ferrari Herrero	11,811
José Fernando de Almansa Moreno-Barreda	1,080
Gonzalo Hinojosa Fernández de Angulo	37,958
Miguel Horta e Costa	354
Pablo Isla Alvarez de Tejera	386
Luiz Lada Díaz	29,756
Antonio Massanell Lavilla	2,748
Enrique Used Aznar	37,438
Mario Eduardo Vázquez	10
Antonio Viana-Baptista	21,994
Gregorio Villalabeitia Galarraga	53

At June 15, 2003, members of our management team (excluding members of our Board of Directors listed above), our general managers, deputy general managers and assistant general managers beneficially owned an aggregate of 562,824 shares, representing approximately 0.01% of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at that date.

At June 15, 2003, the following members of our Board of Directors and executive officers held options to acquire our ordinary shares pursuant to our TOP plan. For a description of the terms of this plan, see Item 6.B above.

Name	No. of Type A Options	Exercise Price for each Type A Option	No. of Type B Options	Exercise Price for each Type B Option
		(euro)		(euro)
César Alierta Izuel	175,000	20.96	175,000	28.30
Fernando Abril-Martorell Hernández	125,000	20.96	125,000	28.30
Antonio J. Alonso Ureba	77,970	17.49	77,970	23.62
José María Alvarez-Pallete López	77,970	13.94	77,970	20.91
Guillermo Fernández Vidal	77,970	13.94	77,970	20.91
Julio Linares López	77,970	13.94	77,970	20.91
Angel Vilá Boix	77,970	13.94	77,970	20.91
Antonio Palacios Esteban	77,970	13.94	77,970	20.91
Francisco Bergia González	45,270	13.94	45,270	20.91
	32,700	17.39	32,700	23.47
Oscar Maraver Sánchez-Valdepeñas	45,270	13.94	45,270	20.91
	32,700	17.39	32,700	23.47
Calixto Rios Pérez	77,970	17.39	77,970	23.47
Luis Abril Pérez	77,970	13.24	77,970	17.86
Alberto M. Horcajo Aguirre	77,970	13.24	77,970	17.86
Joaquín Faura Batlle	45,270	17.39	45,270	23.47
Eduardo Caride	45,270	13.94	45,270	20.91
	32,700	13.24	32,700	17.86
Santiago Fernández Valbuena	27,870	13.94	27,870	20.91
Antonio Viana-Baptista	77,970	13.94	77,970	20.91
Luis Lada	77,970	13.94	77,970	20.91

None of our Directors and executive officers held options in respect of shares representing one percent or more of our share capital at that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

General

At June 20, 2003, we had 4,955,891,361 shares outstanding, each having a nominal value of €1 per share. All outstanding shares have the same rights.

At June 15, 2003, according to information publicly available to Telefónica, S.A., beneficial owners of 5% or more of our voting stock were as follows:

	Shares
Name of Beneficial Owner	Number	Percent
Banco Bilbao Vizcaya Argentaria, S.A.(1)	263,022,186	5.5%
Chase Manhattan Bank, N.A.(2)	395,199,496	6.8%

(1)	According to the communication sent to the Spanish Securities Market Commission (“CNMV”) on June 5, 2002. Furthermore, and according to information provided by this company in its financial statements closed on December 31, 2002, the stake held in Telefónica on this date was 6.53%, although the stake held on a permanent basis in the share capital of Telefónica amounts to 5.28%.
(2)	Held by Chase Manhattan Bank, N.A. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on January 8, 2003.

We do not keep a shareholder registry and our ownership structure cannot be known precisely. Based on the information available to us there is no individual or corporation that directly or indirectly through one or more intermediaries may exercise any type of control over us. Nevertheless we have certain shareholders whose holdings are considered material. In addition to Banco Bilbao Vizcaya Argentaria described above, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) holds a 3.6% interest in us, according to publicly available information.

As part of our strategic alliance with Banco Bilbao Vizcaya Argentaria, in February 2002, Banco Bilbao Vizcaya Argentaria agreed to increase its interest in us to up to 10% less one share through open market purchases of additional Telefónica shares. According to Banco Bilbao Vizcaya Argentaria’s most recent public disclosure in respect of its ownership of our shares, no such purchases have been made.

Limitations on Certain Transactions

In January 1997, in connection with the final phase of our privatization, the Spanish government adopted a requirement of prior government approval with respect to a limited number of fundamental corporate and control transactions affecting us, including the acquisition of 10% or more of our capital stock or the capital stock of Telefónica Móviles and the sale of assets material to the provision of fixed telephone services. The approval requirement applied in connection with the transfer of certain assets of Telefónica, S.A. to our subsidiary Telefónica de España in November 1998 and will apply to subsequent transfers by Telefónica de España. This approval requirement expires in February 2007. In May 2003, the European Court of Justice found against the Spanish and United Kingdom rules regulating special shares (“golden shares”). The ECJ ruled that the system of prior administrative approval relating to the winding-up, demerger, merger of disposal of certain assets as introduced by the Spanish legislation, create obstacles to the free movement of capital. The Court held that although these obstacles may be justified by a public-security reason, the measures imposed by the Spanish rules are not proportional to the public-security interest. We expect that the Spanish Government will review the terms of its current golden share affecting us and Telefónica Móviles S.A.

B. RELATED PARTY TRANSACTIONS

During 2002 and through the date of this Annual Report in 2003, none of our Directors and no member of our management team has been involved in any related party transactions with us.

We have included a new provision in our Board of Director’s Rules to give our Board the exclusive competence to authorize any transactions with major shareholders or our directors and any proposed transaction affecting a company where one of our Board members is an executive or a shareholder. Previous to authorizing any transaction our Board will receive an opinion from the Nominating, Compensation and Corporate Governance Committee addressing the fairness of the transaction to our shareholders and us. Any of our Directors that may have an interest in the proposed transaction must abstain from voting the proposed transaction.

As described in our Annual Report on Form 20-F for the year ended December 31, 2000, in February 2000, we entered into a strategic alliance with our significant shareholder, Banco Bilbao Vizcaya Argentaria, pursuant to which we entered into several transactions in 2001. These transactions are described in “Item 4—Information on the Company—Business Overview—International Strategic Partnerships—Our Strategic Alliance with Banco Bilbao Vizcaya Argentaria”.

Strategic Alliance with Terra Networks

In connection with Terra Networks’ agreement to acquire Lycos, on 16th May 2000, we, Terra Networks, Lycos and Bertelsmann entered into certain strategic alliance agreements pursuant to which Bertelsmann agreed to pay $325 million to Terra Lycos for services (on terms no worse than terms provided to third parties) during the first and second years from the date of the combination of Terra Networks and Lycos. During the third, fourth and fifth years after the date of such combination, Bertelsmann had agreed to purchase up to $675 million of services from Terra Lycos. As described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, we had agreed to purchase, if necessary, any portion of those services that Bertelsmann does not buy, up to $675 million. In addition, in connection with such acquisition we agreed to underwrite a €2.2 billion rights offering completed by Terra Lycos in September 2000. Pursuant to such rights offering, we acquired 35,380,101 newly-issued shares of Terra Lycos for an aggregate of approximately €2.2 billion.

On February 12, 2003, we and Terra Networks have signed a Strategic Alliance Master Agreement that substitutes the above mentioned strategic alliance agreement signed on May 16, 2000.

The signing of this new Strategic Alliance Framework Agreement with Terra Networks responds, on the one hand, to the changes experienced in the Internet business, (particularly the development of broadband technology) and, on the other hand, to the need to adapt the range of products and services offered by the Terra Lycos Group to Bertelsmann AG under the prior strategic alliance agreements to the new conditions referred to above and to the specific needs of the Telefónica Group in those markets in which it operates.

This Strategic Alliance Master Agreement takes full advantage of the Telefónica Group’s skills as a connectivity and broad- and narrowband and access provider, along with the Terra Lycos Group’s skills as portal, aggregator, supplier and manager of content and services for fixed telephony Internet in the residential, small office/home office (SoHo) and when so agreed the small and medium enterprise (SME) markets. The aim of the Strategic Alliance Master Agreement is to take advantage of synergies and the creation of value for both groups.

This Strategic Alliance Master Agreement has been entered into for a period of six years ending December 31, 2008 and shall automatically be renewed on an annual basis thereafter, unless expressly terminated by the parties.

The main characteristics of the Strategic Alliance Master Agreement can be summarised as follows:

•	Strengthening of the Terra Lycos Group as:

•	Exclusive provider of the essential portal elements: use of the brand, aggregator of broad- and narrowband Internet content and services aimed at household, SoHo and, when agreed, SME segments in the Internet access and connectivity services offered by companies belonging to the Telefónica Group.

•	Preferred supplier of audit, consultancy, management and maintenance services for the Telefónica Group’s country portals.

•	Exclusive provider of online training services for the Telefónica Group’s employees.

•	Preferred supplier of comprehensive online marketing services for the companies of the Telefónica Group.

•	The companies of the Telefónica Group guarantee to acquire a minimum amount of online advertising space from the companies of the Terra Lycos Group.

•	The companies in the Terra Lycos Group shall purchase exclusively from the Telefónica group wholesale Internet access and connectivity services, provided, however, that such purchases are undertaken under the most favored customer terms allowed by regulations.

•	Outsourcing by the companies of the Terra Lycos Group to Telefónica Group companies of the management of all or part of the service and/or operation of the network access elements for providing Internet access to its household, SoHo and, when agreed, SME clients, under most favored customer treatment, as allowed by regulations.

•	The companies of the Terra Lycos Group shall be the Telefónica Group’s exclusive provider of advanced network services and platforms necessary for developing services offered to household, SoHo and, when agreed, SME clients in both broad-and narrowband, under most favored customer treatment, as allowed by regulations.

Throughout its term, the Strategic Alliance Master Agreement guarantees the Terra Lycos Group a generation of at least €78.5 million per year in value, which represents the difference between the revenues arising from the services provided under the Strategic Alliance Master Agreement and the costs and capital expenditure directly associated with those revenues. This Strategic Alliance Master Agreement defines a new relationship model between the two companies that makes better use of their respective capacities to boost the Internet-based growth of both companies.

In addition, we, Terra Networks, Lycos and Bertelsmann entered into a preferential interest agreement that will make it possible to continue exploring opportunities for the mutual provision of communications services, development and content services in the on-line market.

On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we do not currently own. The CNMV approved the prospectus for the tender offer on June 19, 2003. The offer price is €5.25 per share, payable in cash. Our offer is subject to us owning at least 75% of the total share capital of

Terra Networks on the closing date of the offer. We have, however, expressly reserved the right to waive this condition. The tender offer has a one-month acceptance period beginning on the day the offer was published. The acceptance period began on June 23, 2003 and will end on July 23, 2003.

Our objective in filing this bid is to increase our holding in Terra Networks, in order to obtain full control and to further integrate the two companies, in accordance with the terms set out below.

The business model contained in the Strategic Alliance Master Agreement could offer even greater potential for Terra Networks and us if all aspects of the same are developed fully. To this end, achieving the highest degree of integration of operations permitted by the market and current regulations appears to be the best strategy for overcoming as far as possible the main factors which condition the evolution of the business model, which are basically as follows:

•	The flexibility and freedom in business needed both to boost growth in demand and to improve positioning in competitive markets.

•	The efficiency of operations that the drastic decrease in the margins of these products and services demands.

•	The increase in investment required for development, due to the technological complexity of the platforms and the capacity requirements for access to and transmission of information.

•	Growing customer demand for products and services that integrate connectivity, Internet access and value-added services and content.

In an attempt to fulfill these conditions, the general plan for the subsequent development of the business model would be based on the following factors:

•	The operation of Terra Lycos as a specific line of business in order to maximize the potential of its trademark and Internet capacities (with particular emphasis on the residential and professional segments), while streamlining its structural and management resources;

•	The integration of Terra Lycos with the fixed telephony operators in markets in which operators of the Telefónica Group have a presence;

•	Establishing Terra Lycos as the unit integrating the Telefónica Group’s online content offer; and

•	Bolstering the integrated offer of connectivity products and services, Internet access and value-added content and services, to customers of the Telefónica Group.

Given our current holding in Terra Networks and the nature of the factors which would permit the expansion of the new business model, we believe it is necessary for us to increase our control over Terra Networks by increasing our stake therein, which shall enable an improved development and growth in the Internet business of the Telefónica Group, by bringing the interests of both companies closer together and adequately integrating them into the value chain of the Internet business. To do this, we have decided to direct the bid at all the shares of Terra Networks in order to obtain the highest percentage possible of its share capital. The development of the business model which we intend to boost pursues a greater integration of Terra Lycos with fixed telephony operators and Telefónica Data and with our corporate units that are involved in the management and purchase of content, in the manner described above.

During 2002 and during the first quarter of 2003, the Board of Directors or its Standing Committee have authorized the following transactions with significant shareholders:

Credit Line Agreement with Banco Bilbao Vizcaya Argentaria (BBVA)

On December 18, 2002, our Board of Directors, with the favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved a credit line agreement with BBVA for up to €400 million at market conditions.

Credit Line Agreement with Caja de Ahorros y Pensiones de Barcelona (La Caixa)

On December 18, 2002, our Board of Directors, with a favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved a credit line agreement with La Caixa for up to €400 million at market conditions.

Appointment of “Servihabitat” as advisor of the Real Estate Divestiture Process

On December 18, 2002, our Board of Directors, with a favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved the appointment of “Servihabitat”, a subsidiary of La Caixa, as our advisor for the real estate divestiture process of approximately 380 properties belonging to us which we intend to sell.

Modification and Development of the Agreements with BBVA Relating to its Participation in Atento Group

On November 28, 2002, our Standing Committee approved a modification to the agreement with BBVA, relating to the participation of BBVA in our subsidiary, Atento Group. For a description of this transaction please see “Item 4—Information on the Company—Business Overview—International Strategic Partnerships—Atento”. We did not submit this agreement to the Nominating Compensation and Corporate Governance Committee because it was considered as a modification to the above-referred Strategic Alliance Agreement executed on 2000 between BBVA and us, which was not submitted to the Committee for approval.

Telefónica Finance USA, L.L.C. Preferred Capital Securities Issue

Both BBVA and La Caixa have been mandated (Acuerdo de colocación y aseguramiento) as underwriters in the issue of preferred capital securities launched by our subsidiary Telefónica Finance USA, LLC for €2,000 million in December 2002.

Telefónica Data Colombia’s Debt Restructuring with BBVA Banco Ganadero

On January 29, 2003, our Board, with a favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved the debt restructuring proposed by our subsidiary, Telefónica Data Colombia, with the Colombian financial entity, BBVA Banco Ganadero, which amounted to ColPeso 27.652 million (approximately €9 million). The proposed restructuring was implemented through the novation of part of the loans granted by such entity to our subsidiary (which amounted to approximately half of the aggregate amount of the loans) and the capitalization of the remaining €4.5 million through the subscription of shares representing 35% of the capital of Telefónica Data Colombia.

Loan Agreement between BBVA and Telefónica Data Colombia

On April 30, 2003, our Board, with a favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved a loan agreement for our subsidiary Telefónica Data Colombia for $5 million with BBVA. Pursuant to the terms of the loan, our subsidiary Telefónica DataCorp, the holding company for Telefónica Data Colombia, guaranteed the country risk of Colombia (convertibility and transfer risk for the loan proceeds and interest).

Agreements with Subsidiaries

We have established framework and management agreements for our relationships with some of our operating subsidiaries. We have also entered into arrangements with our subsidiaries and affiliated companies, regarding, notably, assistance and management. In addition, financial agreements have been established between us and most of our subsidiaries. We believe that these agreements were entered into at arm’s length under normal market terms.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

We and various members of the Telefónica Group are party to various lawsuits arising in the ordinary course of our business. We do not believe that the outcome of any of these lawsuits, individually or in the aggregate, will have a significant effect on our consolidated financial position or results of operations.

One of our shareholders has initiated a legal proceeding to contest the validity of the resolutions adopted by our extraordinary shareholders’ meeting of February 4, 2000. This proceeding derives from our alleged failure to comply with the shareholder plaintiff’s right to information, our alleged failure to comply with the regulations relating to the holding of shareholders’ meetings and our alleged failure to comply with the necessary requirements to validly exclude pre-emptive rights in connection with the capital increases. We believe that this proceeding will be resolved in a manner satisfactory to Telefónica, S.A. This same shareholder has also brought a legal proceeding to contest the validity of certain resolutions adopted by our annual general shareholders’ meeting held on June 15, 2001. In particular, the shareholder plaintiff seeks to nullify the resolutions relating to the approval of the annual accounts for the fiscal year ended December 31, 2000 and the management of the company during such year, the capital increase in connection with the acquisition of the northern Mexico wireless operators from Motorola and the capital increase in connection with the company’s stock option plan. This shareholder alleges our failure to comply with the necessary requirements to validly exclude pre-emptive rights in connection with capital increases. We believe that this proceeding will also be resolved in a manner satisfactory to us.

In 2001, International Discount Telecommunications Corporation, Terra Lyco’s former joint venture partner, filed a lawsuit in the state court of New Jersey against us, Terra Networks, S.A., Terra Networks USA, Inc. and Lycos, Inc. alleging the breach of the joint venture agreement between Terra Networks and International Discount Telecommunications Corporation dated October 1999, the breach of the termination agreement between such parties, fraud and violation of U.S. securities laws. International Discount Telecommunications Corporation seeks damages in an unspecified amount in its amended complaint. We believe that the outcome of this litigation will not be unfavorable to us or Terra Lycos. Nonetheless, we do not believe that an adverse resolution of this claim would materially affect our business. In 2001, International Discount Telecommunications Corporation also brought a demand for arbitration against Telefónica Internacional, S.A. before the American Arbitration Association. This demand for arbitration is based on the alleged breach of a letter of intent dated August 11, 1999 between International Discount Telecommunications Corporation and Telefónica Internacional, S.A. International Discount Telecommunications Corporation seeks an award in the amount of at least $2.0 billion and specific performance in connection with the letter of intent. We believe that the outcome of this proceeding will not be unfavorable to us or Telefónica Internacional, S.A. Nevertheless, we do not believe that an adverse resolution of this proceeding would materially affect our business or financial condition. On July 9, 2001 Telefónica Internacional filed a counterclaim against International Discount Telecommunications Corporation seeking damages for $3.5 billion. As of the date of this Annual Report, Telefónica Internacional is awaiting the publication of the arbitration award.

A voluntary bankruptcy proceeding concerning Sistemas e Instalaciones de Telecomunicación, S.A.U. (“Sintel”) is being conducted at Madrid Court of First Instance no. 42 case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000.

Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, we received a payment demand for €22.9 million, which represents the total amount paid for Sintel from January 1999 to April 2000. The relevant parties consider as null and void as a matter of law the participation of Sintel in the contract dated December 30, 1998, in which a debt of €21.4 million was recognized due to the sale of the shares of Sintel by us to Mastec Internacional, S.A., as well as the amounts paid by Sintel, which acted as a joint and several guarantor to the payments owed by Mastec Internacional, S.A. to us.

Telefónica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed a counterclaim proposing that the effects of the bankruptcy be backdated to the date of the sale of the Sintel shares (April 1996).

In connection with the bankruptcy proceeding, two criminal proceedings have commenced recently which affect us:

•	Expedited proceeding 273/2001, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. appeared before Central Examining Court no. 1 filing a civil suit as parties suffering loss, against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceedings. On December 31, 2002, the Court denied several requests by Telefónica and Telefónica de España to be dismissed from the case.

•	Preliminary proceeding 362/2002, which was commenced on October 23, 2002, by the Central Examining Court for a possible offense of extortion by Sintel employees. This proceeding arises from the preceding one, concerning the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price. On December 31, 2002 the Examining Court determined that there was merit to continuing with the case.

On April 23, 2003 we initiated an international demand for arbitration against the Republic of Argentina pursuant to the terms of the “Agreement for the Promotion and Reciprocal Protection of the Foreign Investment between the Republic of Argentina and the Kingdom of Spain”. (Acuerdo para la promoción y protección reciproca de la Inversión entre la República de Argentina y el Reino de España) dated October 3, 1997. We seek an award to compensate us for the losses we have incurred in our investment in Telefónica de Argentina as a consequence of the unilateral measures adopted by the Argentine government. The measures adopted by the Argentine government under the Public Emergency Law (Legislación de Emergencia), which include the pesification of the tariffs and failure to revise the existing tariffs contrary to the terms of the signed agreements.

Following our May 28, 2003 announcement of a tender offer for 100% of our outstanding shares, a putative class action was filed on May 29, 2003 with the Supreme Court of the State of New York, County of New York by a shareholder of Terra Networks, S.A. against Telefonica, S.A., Terra Networks, S.A. and certain current and former directors of Terra Networks, S.A.

Proceedings and Convictions

During the last five years, neither we nor, to the best of our knowledge, any person listed in Item 6 above:

•	has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors; or

•	has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state laws or finding any violation with respect to such laws.

Dividend Information

At the extraordinary general meeting of shareholders held in June 1998, we announced our dividend policy aimed at providing an alternative to cash dividend payments. The objective of this policy is to strengthen our capacity to finance value-creating projects while enabling our shareholders to obtain liquidity by trading their shares. In connection with this policy, during 1999 we carried out three capital increases charged to freely disposable reserves. At the annual general shareholders’ meeting in April 2000, our shareholders approved two capital increases charged to freely disposable reserves. These capital increases were carried out in January 2001 and March 2001. At our annual general shareholders’ meeting in June 2001, our shareholders approved two capital increases charged to freely disposable reserves. The first of these capital increases was carried out in January 2002 and the second was carried out in March 2002. At our general shareholders’ meeting held on April 12, 2002, our shareholders approved two capital increases charged to freely disposable reserves. The first of these capital increases was carried out in January 2003 and the second one in March 2003. The ratio for each of the share dividends has been one new share for every 50 then outstanding. At the annual general meeting of shareholders held on April 11, 2003, the shareholders approved the distribution of a dividend of €0.25 per share payable in cash, marking the end of the alternative dividend policy. The first payment will be made effective on July 3, 2003, consisting of €0.13 per share and the second payment of €0.12 per share will be made on October 15, 2003. In both cases, the dividends will be charged against the item “Additional paid-in capital”.

The table below sets forth the capital increases carried out during the last five years:

Date of Shareholders’ Meeting Approving Capital Increase	Number of Shares Issued	Date Capital Increase was Carried Out
June 24, 1998	61,492,674	January 1999
June 24, 1998	62,722,527	April-May 1999
March 26, 1999	63,976,992	November 1999
April 7, 2000	86,814,214	January 2001
April 7, 2000	89,203,045	March 2001
June 15, 2001	93,438,317	January-February 2002
June 15, 2001	95,307,084	March-April 2002
April 12, 2002	97,213,225	January-February 2003
April 12, 2002	99,157,490	March 2003

The table below sets forth the annual cash dividends per share paid by us charged to each of the periods listed during the past five years.

Fiscal Year ended December 31,	Cash Dividends per Share
(euro)
2002	—
2001	—
2000	—
1999	—
1998(1)	—

(1)	In 1998, two dividends were paid which corresponded to the distribution of profits for the year 1997.

Distribution of Antena 3 shares to shareholders

At the annual general meeting of shareholders held on April 11, 2003, the shareholders approved the distribution of 50,000,400 shares of Antena 3 representing 30% of the outstanding share capital of the company. The number of shares to be distributed to each of our shareholders will be the result of dividing the number of Antena 3 shares to be distributed by the number of our shares who have a right to such distribution, adjusted for any splits in the Antena 3 or in our shares. This distribution is subject to us commencing an initial public offering of the Antena 3 shares in Spain before November 20, 2003. If by this date Antena 3 has not registered its shares with the Spanish National Securities Market Commission (Comisión Nacional de Mercado de Valores), the distribution will be canceled. The other shareholders of Antena 3 may also register their shares in the initial public offering.

Our Board of Directors may elect to reduce the number of shares to be registered to 5% of the outstanding share capital of Antena 3 in order to facilitate the registration of the securities with the Spanish National Securities Market Commission.

ITEM 9. THE OFFERING AND LISTING

A. OFFER AND LISTING DETAILS

General

Our ordinary shares, nominal value one euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol “TEF”. They are also listed on various foreign exchanges such as the London, Frankfurt, Paris, Buenos Aires and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges and through the SEAQ International System of the London Stock

Exchange. Our shares are eligible for deposit in the Euroclear system. Our BDSs are listed on the São Paulo Stock Exchange. Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for the shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares.

	Per Share
	High	Low
	(euro)
Year ended December 30, 1998	15.89	9.24
Year ended December 30, 1999	24.80	12.37
Year ended December 29, 2000	32.60	17.50
Year ended December 28, 2001	21.10	10.11
Year ended December 30, 2002	15.75	7.45

Quarter ended March 30, 2001	21.10	15.95
Quarter ended June 29, 2001	20.10	14.29
Quarter ended September 28, 2001	15.16	10.11
Quarter ended December 28, 2001	16.20	11.45
Quarter ended March 28, 2002	15.75	12.35
Quarter ended June 28, 2002	13.20	8.15
Quarter ended September 30, 2002	10.04	7.54
Quarter ended December 30, 2002	10.31	7.45
Quarter ended March 31, 2003	10.18	7.82
Month ended December 30, 2002	10.31	8.53

Month ended January 31, 2003	10.18	8.98
Month ended February 28, 2003	9.38	8.61
Month ended March 31, 2003	9.45	7.82
Month ended April 30, 2003	10.03	8.70
Month ended May 31, 2003	10.02	9.00
June 2003 (through June 27)	10.40	9.82

Source: Madrid Stock Exchange Information

On June 27, 2003, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €10.28 per share, equal to $11.74 at the Noon Buying Rate for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF” and are quoted through SEAQ International. Citibank, N.A. is the Depositary issuing ADRs evidencing the ADSs pursuant to the Deposit Agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as of June 23, 2000, among Telefónica, the Depositary and the holders from time to time of ADRs. Each ADS represents the right to receive three shares.

The table below sets forth, for the periods indicated, the reported high and low sales prices, as adjusted for all stock splits, of our ADSs on the New York Stock Exchange:

	Per ADS
	High	Low
	(dollars)
Year ended December 31, 1998	43.95	24.10
Year ended December 31, 1999	70.26	35.88
Year ended December 29, 2000	83.19	41.46
Year ended December 31, 2001	54.46	27.35
Year ended December 31, 2002	39.43	21.47

Quarter ended March 30, 2001	54.46	40.83
Quarter ended June 29, 2001	49.46	34.04
Quarter ended September 28, 2001	35.47	27.35
Quarter ended December 31, 2001	39.73	29.29
Quarter ended March 28, 2002	39.42	30.83
Quarter ended June 28, 2002	33.63	23.10
Quarter ended September 30, 2002	28.75	21.47

	Per ADS
	High	Low
	(dollars)
Quarter ended December 31, 2002	29.52	21.97
Quarter ended March 31, 2003	31.39	26.08
Month ended December 31, 2002	29.52	25.32
Month ended January 31, 2003	31.39	26.91
Month ended February 28, 2003	29.42	27.06
Month ended March 31, 2003	30.01	26.08
Month ended April 30, 2003	33.46	28.54
Month ended May 31, 2003	34.57	31.41
June 2003 (through June 27)	36.70	34.25

Source: Bloomberg.

At December 31, 2002, approximately 239,905,239 of our shares were held in the form of ADSs by 1,135 holders of record, including Cede & Co., the nominee of The Depository Trust Company. The number of ADSs outstanding was 111,084,331 at December 31, 2002.

Spanish Securities Market Legislation

The integration of the European Union financial markets has brought the adoption of several new laws regulating the Spanish financial markets. These new regulations have most notably introduced the following changes:

•	The company “Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.” (Spanish Stock Exchange and Markets, Markets and Financial Systems holding company), was created to integrate variable and fixed income securities, derivatives and clearance, settlement and registry systems. The company’s purpose is to coordinate, the strategic decisions of the securities registry, clearance and settlement systems, as well as the secondary markets, while achieving a higher degree of efficiency. The company’s purpose does not prevent the operating subsidiaries of Bolsas y Mercados Españoles, from maintaining its own identity, operational ability and administration bodies.

•	The setting-up of the company “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (“Sociedad de Sistemas”) or (Management Company for Securities Registry, Clearance, and Settlement Systems) known as Iberclear, which is the result of the merger between “Servicio de Compensación y Liquidación de Valores, S.A.” (Securities Clearance and settlement System Service) and “Central de Anotaciones del Mercado de Deuda Pública” (Central Registry of Public Debt Market) managed by the “Banco the España” (Spanish Central Bank).

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2002, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

Automated Quotation System

The Automated Quotation System links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal features of the system are the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the four companies that manage each of the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange.

Beginning January 1, 2000, Spanish banks were able to become members of a Spanish stock exchange and are therefore able to place trades on the Automated Quotation System.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown.  The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas S.A. may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called “static” range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called “dynamic” range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above “static” and “dynamic” ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the “static” and “dynamic” ranges will apply over such reference price. The “static” and “dynamic” ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas, S.A.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas S.A., at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas S.A., before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	Sociedad de Bolsas finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Clearance and Settlement System

Transactions carried out on the Spanish stock exchanges are cleared and settled through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. (the “Sociedad de Sistemas”). Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with the Sociedad de Sistemas) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The

Sociedad de Sistemas is owned by its members (excluding, if applicable, the Bank of Spain) and by the companies which manage the local stock exchanges. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. The Sociedad de Sistemas, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of the Sociedad de Sistemas as holding the relevant shares in its own name; or

•	the investor appearing in the records of the member entity as holding the shares.

The Sociedad de Sistemas approved certain regulations introducing the so-called “T+3 Settlement System” by which the settlement of any transactions must be made three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, the Sociedad de Sistemas is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name.

Brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of shares from the Depositary to a holder of ADRs in exchange for such ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.

A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduces a new article, 44-bis to the Ley del Mercado de Valores (the “Spanish Securities Act”) under which Sociedad de Sistemas is created. This company, which is a wholly-owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (the “Sociedad Holding”), has the following functions:

•	Bookkeeping of securities represented by means of book entries admitted to trading in the Stock Markets or in the Public Debt Book Entry Market.

•	Managing the clearance and settlement system for the brokerage transactions in the stock markets and at the Public Debt Book Entry Market.

•	Providing technical and operational services directly linked to the registry, clearance and settlement of securities, or any other service required by the Sociedad de Sistemas to be integrated with any other registry, clearance, and settlement systems.

The Sociedad de Sistemas will provide the CNMV, the “Banco de España”, and the “Ministro de Economía”, with the information that these entities may request regarding the registry, clearance, and settlements performed within the systems managed by the Sociedad de Sistemas.

The Sociedad the Sistemas is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation.

Securities Market Legislation

The Spanish Securities Act which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework to regulate trading practices, public offerings, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value-added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

•	The concept of the “investment services company” was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

•	An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anónima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

•	The European principle of “single passport” or “single license” was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the “home country principle”), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the “host country principle”).

•	Spanish investment services companies wishing to render their services overseas must be authorized to do so. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

•	An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Please see “—Offer and Listing Details”.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summary describes certain material considerations concerning our capital stock and briefly describes certain provisions of our by-laws (estatutos) and Spanish law.

Corporate Objects

Section 4 of Part I of our by-laws sets forth our corporate objects:

•	delivery and exploitation of any and all kinds of public and private telecommunication services and, to such end, to design, install, preserve, repair, improve, acquire, dispose of, connect, administer, manage and perform whatever other activities other than those mentioned above with respect to any types of networks, lines, satellites, items of equipment, systems and items of technical infrastructure, both existing or to be created in the future, including the property upon which any and all of the above items are set up;

•	delivery and exploitation of any and all types of ancillary or supplementary services, as well as of any services that may stem from communication activities;

•	research and development, promotion and application of any and all component principles, items of equipment and systems which are directly or indirectly used in telecommunications;

•	manufacturing, production and, generally, any and all forms of industrial activities related to telecommunications; and

•	acquisition, disposal and, generally, any and all forms of trade activities related to telecommunications.

Director Qualification

In order to be elected as a director, a person must have held a number of our shares representing a par value of no less than €3,000 for at least three years prior to his or her election. These shares may not be transferred so long as such person remains a director. This requirement does not apply to any person who, at the time of his or her appointment, has either a labor or professional relationship with the company or is expressly exempted from such requirement by a vote of at least 85% of the Board of Directors.

Interested Transactions

When a director has an interest in a transaction, such transaction must be presented to the Nominating, Compensation and Corporate Governance Committee. The Committee delivers an opinion to the Board of Directors about the fairness of the transaction to our shareholders and to us. The interested director may not attend the board meeting at which the related transaction is discussed and voted on.

We do not provide any loans or salary advances to our directors, management or employees.

A director must retire upon reaching the age of 70. Such retirement shall take effect at the first board meeting following the general shareholders’ meeting that approves the financial statements for the year in which such director turned 70.

Description of Telefónica Capital Stock

Description of Share Capital

At June 20, 2003, our issued share capital consisted of 4,955,891,361 ordinary registered shares with a nominal value of €1.00 each. Our shareholders have delegated to the Board of Directors the authority to issue up to 2,274,677,655 new shares. The Board’s authorization to issue new shares expires on June 15, 2006.

Meetings and Voting Rights

We hold our ordinary general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary general shareholders’ meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing 5% of our paid-in share capital. We publish notices of all ordinary and extraordinary general shareholders’ meetings in the Official Gazette of the Commercial Registry and in at least one newspaper in Madrid at least fifteen days before the relevant meeting.

Each share of Telefónica entitles the holder to one vote. However, only registered holders of shares representing a par value of at least €300, which currently equals at least 300 shares because our shares have a par value of €l each, are entitled to attend a general shareholders’ meeting. Holders of shares representing a par value of less than €300, meaning less than 300 shares, may aggregate their shares by proxy and select a representative that is a shareholder to attend a general shareholders’ meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting. However, under our by-laws no shareholder may vote a number of shares exceeding 10% of the total outstanding voting capital.

Any share may be voted by proxy. Proxies must be in writing and are valid only for a single meeting.

Only holders of record five days prior to the day on which a general meeting of shareholders is scheduled to be held may attend and vote at the meeting. Under the deposit agreement for the ADSs, our depositary accepts voting instructions from holders of ADSs. The depositary executes such instructions to the extent permitted by law and by the terms governing the shares. The depositary or its nominee, whichever is applicable, will be entitled to vote by proxy the shares represented by the ADSs.

Shareholders representing, in person or by proxy, at least 25% of our subscribed voting capital constitute a quorum for a general meeting. If a quorum is not present at the first meeting, then the meeting can be held on second call. Regardless of the number of shareholders present at the second meeting, they are deemed to constitute a quorum.

Shareholders representing, in person or by proxy, at least 50% of our subscribed voting capital constitute a quorum on a first call for shareholders’ meetings at which shareholders will be voting on any of the following actions:

•	issuance of bonds

•	increase or reduction of share capital

•	amendment of corporate purpose

•	any other amendment of our by-laws

•	merger, split or spin-off of Telefónica

When a quorum is present on the first call, these special resolutions must be adopted by the affirmative vote of shareholders representing a majority of our present subscribed voting capital.

If a quorum for the meeting is not present after the first call, upon a second call for the meeting, 25% of our subscribed voting capital will constitute a quorum. When shareholders representing less than 50% of the subscribed voting capital are in attendance, these special resolutions must be adopted by a vote of two-thirds of those shareholders present.

A shareholder who owns shares on the record date will not be entitled to vote his/her shares in a general meeting of shareholders if the shareholder, individually or as part of a group, has not complied with the notification requirements relating to the acquisition of additional shares beyond certain threshold amounts.

Dividends

Shareholders vote on final dividend distributions at the shareholders’ meeting. Distributable profits are equal to:

•	net profits for the year; plus

•	profits carried forward from previous years; plus

•	distributable reserves; minus

•	losses carried forward from previous years; minus

•	amounts allocated to reserves as required by law or by our by-laws.

The Board of Directors can make interim dividend payments without a prior shareholder vote on the issue. However, under those circumstances, the dividend is limited to distributable net profits of the current year and is subject to certain legal requirements.

Unclaimed dividends revert to Telefónica five years from their date of payment.

Registration and Transfers

Our shares are in registered book-entry form. Transfers executed through stock exchange systems are implemented pursuant to the stock exchange clearing and settlement procedures carried out by the Spanish clearing institution. Transfers executed outside of stock exchange systems, that is over the counter, are implemented pursuant to the general legal regime for book-entry transfer, including registration by the Spanish clearing institution.

There are no restrictions with respect to the transfer of our shares.

Liquidation Rights

Under Spanish law, upon our liquidation the shareholders would be entitled to receive, on a pro rata basis, any assets remaining after the payment of our debts and taxes and liquidation expenses.

C. MATERIAL CONTRACTS

MATERIAL CONTRACTS

Agreement with Portugal Telecom

On January 23, 2001, we, Telefónica Móviles, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate Telefónica Móviles’ wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica Group and the Portugal Telecom Group agreed to contribute to a 50:50 joint venture certain of its respective wireless businesses in Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil as well as other assets or business that are operated for the benefit of those companies. In addition, as part of this agreement, we and Portugal Telecom expressed an interest in increasing our reciprocal shareholdings, subject to compliance with applicable statutory and by-laws requirements.

On October 17, 2002, Telefónica Móviles, Portugal Telecom and PT Moveis entered into a Stockholders’ Agreement and a Subscription Agreement that implemented the joint venture framework agreement signed in January 2001. Additionally, on October 21, 2002 Telefónica Móviles acquired from Portugal Telecom for approximately €200 million a 14.7% holding in Telesp Celular Participações, S.A., a company that provides wireless services in the Brazilian state of São Paulo through Telesp Celular S.A. and in the Brazilian states of Paraná and Santa Catalina through Global Telecom S.A.

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, Telefónica Móviles and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil. For further information, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments”.

Acquisition of TCO

On January 16, 2003, Telesp Celular Participações, S.A. (TCP) entered into a Preliminary Stock Purchase Agreement with the Brazilian company Fixcel to acquire up to 61.1% of the ordinary shares of Tele Centro Oeste Participações, S.A., or TCO, which represents 20.4% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition.

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer which is currently being reviewed by the CVM for the voting shares of the minority shareholders of TCO.

For further information, see “Item 4—Business Overview—Telefónica Móviles—Telefónica Móviles Operations—Brazil”.

Other Important Agreements

Acquisition of Pegaso

On April 26, 2002, Telefónica Móviles signed agreements to purchase 65.2% of Pegaso Telecomunicaciones, S.A. de C.V., from Sprint, Leap Wireless Qualcomm and other financial investors. The terms of these agreements are described in “Item 4—Information on the Company—Business Overview—Worldwide Wireless Communications Services—Telefónica Móviles’ Operations—Telefónica Móviles—Latin America—Mexico” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Agreements for the acquisition of Pegaso (Mexico)”.

Agreement with Sogecable

In May 2002, Admira entered into an agreement with Sogecable to integrate Vía Digital and Canal Satelite Digital, which is the pay television and satellite broadcast platform of Sogecable. The integration is subject to the satisfaction of certain conditions, including the approval of 100% of the shareholders of Vía Digital to subscribe a capital increase through a share exchange and the receipt of several administrative authorizations. Under the agreement, Sogecable will issue 28,981,121 new shares in exchange for the total issued and outstanding shares of Vía Digital at the date of the exchange. Existing Sogecable shareholders will own at least 77% of the resulting company, and existing Vía Digital shareholders, including Telefónica Contenidos, will own a maximum of 23% of the resulting company. See “Item 4—Information on the Company—Business Overview Worldwide Audiovisual Content and Media—Admira”.

D. EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

Restrictions on Foreign Investment

Pursuant to the General Law on Telecommunications, direct or indirect investments in us by foreign persons may not exceed 25% of our share capital, unless otherwise provided for in any of the applicable treaties or authorized by the Spanish government. Pursuant to European Union directives, citizens of other European Union member states, including entities domiciled in such countries, are not considered foreign persons for the purposes of this provision. For purposes of computing the 25% threshold, only holdings of capital stock in excess of 5% and holdings that would entitle the foreign investor to designate a member of our Board of Directors are taken into account. See “Item 4—Information on the Company—Business Overview—Fixed-line Telecommunications Services in Spain—Telefónica de España—Regulation—The General Law on Telecommunications—Ownership Limitations”.

The Spanish stock exchanges and securities markets are open to foreign investors. Pursuant to Law 18/1992 on Foreign Investments and Royal Decree 664/1999, foreign investors may invest freely in shares of Spanish companies. Royal Decree 664/1999 provided for the liberalization of the legal regime for foreign investments in Spain. The only requirement is to give notice to the Foreign Investments Registry of the Treasury Ministry after making the investment, except that prior notice is required if the investor is domiciled in a tax haven.

Pursuant to a decree adopted in January 1997 in connection with our privatization, prior approval from the Spanish government is required for a limited number of fundamental corporate and control transactions affecting us, including the acquisition of 10% or more of our and Telefónica Móviles’ capital stock and the sale of assets material to the provision of fixed telephone services. The approval requirement applied in connection with the transfer of certain of our assets in Spain to our subsidiary Telefónica de España in November 1998 and will apply to subsequent transfers by Telefónica de España. These approval rights, which were adopted by several European governments in the context of the privatization of major national enterprises, expire in February 2007. In May 2003, the European Court of Justice found against the Spanish and United Kingdom rules regulating special shares (“golden shares”). The ECJ ruled that the system of prior administrative approval relating to the winding-up, demerger, merger of disposal of certain assets as introduced by the Spanish legislation, create obstacles to the free movement of capital. The Court held that although these obstacles may be justified by a public-security reason, the measures imposed by the Spanish rules are not proportional to the public-security interest. We expect that the Spanish Government will review the terms of its current golden share affecting us and Telefónica Móviles, S.A.

Trading by Telefónica in its own Shares or Shares of Companies under its Control

At December 31, 2002, we held 91,631,076 shares of treasury stock, representing 1.9% of our capital stock. On June 18, 2003, we cancelled 101,140,640 treasury shares, representing 2.0% of our capital stock at that date. At June 19, 2003, we held 17,597,187 shares of treasury stock, representing 0.4% of our capital stock.

The Spanish Corporations Law prohibits the purchase by us and our subsidiaries of shares in the secondary market except in the following limited circumstances:

•	the purchase of shares must be authorized by a general meeting of shareholders of Telefónica and, in the case of a purchase of shares by a subsidiary, also by a general meeting of shareholders of the subsidiary;

•	the shares so purchased have no economic or voting rights while held by Telefónica and have no voting rights while held by its subsidiaries;

•	the purchaser must create reserves equal to the purchase price of any shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company; and

•	the total number of shares held by Telefónica and its subsidiaries may not exceed 5% of the total capital of Telefónica.

Any acquisition of shares of Telefónica exceeding, or that causes Telefónica’s and its subsidiaries’ holdings to exceed, 1% of Telefónica’s share capital must be reported to the CNMV.

At a general meeting of shareholders held in April 2002, Telefónica’s shareholders authorized the Board of Directors to acquire shares of Telefónica for a period of 18 months from the date of authorization. This authorization supersedes the unexecuted previous authorization to acquire up to 159,942,445 shares, which authorization was granted by the shareholders at the general meeting of shareholders held in June 2001. The new authorization also applies to companies under our control. Pursuant to the new authorization, the aggregate nominal value of the shares held by us or any of our subsidiaries cannot exceed 5% of our shareholders’ equity. Consistent with applicable Spanish laws and regulations and the authorization of our shareholders, from time to time we or our affiliates engage in transactions involving securities of members of the Telefónica Group. These transactions may include purchases of shares of group members, forward contracts with respect to these shares and other similar transactions. At the general meeting of shareholders held in April 2003, this authorization was extended for an additional 18 months from the date of the meeting.

Other Restrictions on Acquisitions of Shares

A person or group of persons that directly or indirectly exercises beneficial ownership or control of 5% or more of the outstanding shares, or which increases or decreases the number of shares which it owns or controls to an amount which equals or exceeds any multiple of 5% of such outstanding shares, must inform the following entities of such ownership:

•	Telefónica;

•	the Stock Exchange Management Companies of the Spanish stock exchanges on which the shares are listed;

•	the CNMV; and

•	in the case of a foreign person or group of persons, the General Directorate of Commercial Policy and Foreign Investments.

A person or group that is a member of our Board of Directors must report any acquisition or transfer, regardless of size, of our capital stock. A person or group of persons that fails to inform any of the above entities after reaching any of the indicated thresholds may incur fines and penalties. Additionally, if a company fails to inform us after reaching ownership or control of 10% of the outstanding shares or increases the shares it controls to equal or exceed any successive multiple of 5%, the rights corresponding to those shares will be suspended until a proper notification to us is made. For reporting requirements concerning acquisitions by us or our affiliates of our shares, see “—Trading by Telefónica in its own Shares or Shares of Companies under its Control” above.

Dividend and Liquidation Rights

At the general meeting of shareholders held on February 26, 2003, we announced a new dividend policy aimed at providing cash dividend payments. The meeting approved a €0.25 dividend payment per share for 2003.

Our Board of Directors at a meeting held on March 28, 2003 declared a dividend of €0.25 per share. We will make two dividend payments. The first payment of €0.13 will be made on July 3, 2003 and the second payment of €0.12 will be made on October 5, 2003. According to Spanish law and our by-laws, dividends may only be paid out of profits or distributable reserves if the value of our net worth is not, and as a result of such distribution would not be, less than its capital stock. Pursuant to Spanish law, we are required to reserve 10% of our fiscal year net income until the amount in its legal reserve reaches 20% of our capital. Our legal reserve is currently at 20%.

Dividends payable by us to non-residents of Spain ordinarily are subject to a Spanish withholding tax. For the tax implications of dividends, see “—Taxation”.

Upon our liquidation, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts and taxes and expenses of the liquidation. Any change in the rights of shareholders to receive dividends and payment upon liquidation would require an amendment to our by-laws by resolution adopted by a general meeting of shareholders. If there were more than one class of shares, such amendment would also require the approval of each class of shareholders affected by the amendment.

Preemptive Rights and Increases of Share Capital

Pursuant to the Spanish Corporations Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares and for bonds convertible into shares. Such rights may not be available under special circumstances if precluded by a resolution passed at a general meeting of shareholders in accordance with Article 159 of the Spanish Corporations Law, or the Board of Directors, if authorized. Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration. Such rights

•	are transferable

•	may be traded on the Automated Quotation System

•	may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices

Shares issuable upon exercise of rights must be registered under the Securities Act of 1933 in order to be offered to holders of ADRs. If we decided not to register the shares, the rights would not be distributed to holders of ADRs. Pursuant to the Deposit Agreement, however, holders of ADRs are entitled to receive their proportionate share of the proceeds, if any, from sale by the Depositary of any rights accruing to holders of ADRs.

E. TAXATION

The following is a general summary of certain material Spanish and United States federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990 (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a)	who is one of the following:

(i)	a citizen or individual resident of the United States for United States federal income tax purposes,

(ii)	a corporation or certain other entities created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

(iv)	a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

(b)	who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

(c)	who holds the shares or ADSs as capital assets;

(d)	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of the Company; and

(e)	whose holding is not effectively connected with (1) a permanent establishment in Spain through which such U.S. Holder carries on or has carried on a business, or (2) a fixed base in Spain from which such U.S. Holder performs or has performed independent personal services.

This summary does not address the tax considerations that may apply to holders that are subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors holding the shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts (“ADRs”) will be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at source on the gross amount of dividends, at a 15% tax rate for dividend distributions made after January 1, 2003 which is the same rate applicable to U.S. Holders under the Treaty. In 2001 and 2002 the applicable withholding rate was 18%.

Spanish Refund Procedure

In the event that income tax was withheld or paid at a rate exceeding the rate provided under the Treaty, the Royal Decree 326/1999 and Order of December 22, 1999 (the “Order”) prescribe the procedure for requesting from the Spanish taxing authorities a refund of the excess amount withheld or paid. To pursue the refund claim, the Order requires the U.S. Holder to file:

•	a Spanish Form 210;

•	a certificate of residence on IRS Form 6166 or successor form from the United States Internal Revenue Service (the “IRS”) stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty, the request for which must include a signed statement declaring, under penalties of perjury that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed;

•	a certificate from the Depositary (in the case of holders of ADSs) or the holder’s broker (in the case of holders of shares) representing that, at the dividend payment date, such holder is the beneficial owner of the shares or ADSs; and

•	a certificate issued by Telefónica, S.A. providing that Spanish income tax withheld with respect to such U.S. Holder.

The refund claim must be filed within four years from the date on which the withheld tax was collected by the Spanish tax authorities.

U.S. Holders are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Taxation of Extraordinary Distributions

In 2003 we intend to make a special distribution of euro 0.25 per share (payable in two installments) consisting of a distribution of paid-in surplus. In 2003 we may also make an in-kind distribution of our paid-in surplus by means of the allotment of shares of the company Antena 3 de Televisión, S.A. (“A3”). Under Spanish law, these distributions are subject to special tax treatment. In general, the amount of these distributions received in cash or in kind are not taxable under Spanish income tax law but instead reduces the acquisition cost of the Telefónica shares or ADSs for Spanish tax purposes (i.e., in the event of a subsequent sale or disposition of the Telefónica shares or ADSs, the amount of gain realized will be higher). In the case of the distribution of A3 shares, the amount by which a holder must reduce the acquisition cost of its Telefónica shares or ADSs will be the market value of the A3 shares received. However, if the amount of the distributions received in cash or in kind is greater than the holder’s adjusted acquisition cost for the Telefónica shares or ADSs, then the amount by which the distributions exceed the holder’s adjusted acquisition cost generally will be subject to tax in Spain (i) at the tax rate applicable to dividends for holders of shares or ADSs resident in Spain for tax purposes or operating through a permanent establishment in Spain, and (ii) at a 15% tax rate for holders of shares or ADSs not resident in Spain for tax purposes and not operating through a permanent establishment in Spain. If the amount of the distribution exceeds the adjusted acquisition cost of a U.S. Holder for the Telefónica shares or ADSs, that U.S. Holder (not operating through a permanent establishment) may be subject to tax on the excess at 15% and be required to file a Spanish Form 210 within one month of the distribution. No amount will be withheld by us in respect of Spanish taxes on this distribution.

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish income tax is generally levied at a 35% tax rate on capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain. For 2002, Spanish income tax will be levied at an 18% tax rate and for 2003 at a 15% tax rate on capital gains if such gains are derived from the transfer or refund of shares and investments in “collective investment schemes” such as investment companies or investment funds.

Capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the twelve months preceding the disposition of the stock. U.S. Holders may be required to establish that they are entitled to this exemption by providing to the relevant Spanish tax authorities a certificate of residence on IRS Form 6166 or successor form from the IRS stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty, the request for which must include a signed statement declaring, under penalties of perjury that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed, together with the Spanish Form 210 that must be filed within one month from the date in which the capital gain is realized.

Spanish Wealth Tax

Individuals who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held such shares or ADSs on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. Non-residents of Spain should consult their tax advisors with respect to the Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Transfers of shares or ADSs on death and by gift are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the beneficiary. However, the Spanish tax authorities may seek to tax inheritances or gifts of shares or ADSs independently of the place of residence of the beneficiary. The applicable tax rate, after applying all relevant factors, ranges from between 0% and 81.6% for individuals. Gifts of shares granted to corporations are subject to corporate tax which is generally levied at the rate of 35%.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value-added tax. Additionally, no stamp tax will be levied on such transfers.

United States Federal Income Tax Considerations

Taxation of Dividends

The gross amount of a distribution (including the amount of any Spanish taxes withheld) paid to a U.S. Holder generally will be taxable as ordinary income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares or ADSs. Dividends paid by the Company will not be eligible for the dividends received deduction.

The amount of any distribution paid in euros, including the amount of any Spanish taxes withheld therefrom, will be included in the gross income of a U.S. Holder of shares in an amount equal to the U.S. dollar value of the euros calculated by reference to the spot rate in effect on the date of receipt, (by a U.S. Holder, in the case of shares, or by the ADS Depositary, in the case of ADSs), regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder of shares generally will not be required to recognize foreign currency gain or loss in respect of the distribution. If the euros received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder of shares will have a basis in the euros equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss. In the case of a U.S. Holder of ADSs, the amount of any distribution paid in euros generally will be converted into U.S. dollars by the ADS Depositary upon its receipt. Accordingly, a U.S. Holder of ADSs generally will not be required to recognize any foreign currency gain or loss in respect of the distribution.

In 2003 we intend to make a special distribution of euro 0.25 per share (payable in two installments) on all outstanding shares, consisting of a distribution of paid-in surplus. In 2003 we may also make an in-kind distribution of our paid-in surplus by means of the allotment of shares of the company Antena 3 de Televisión, S.A. (“A3”). U.S. Holders generally will not be subject to Spanish tax or withholding on these distributions. However, if the amount of the distributions exceeds the U.S. Holder’s acquisition cost of the Telefónica shares or ADSs, the U.S. Holder may be subject to Spanish tax on this excess. See “Spanish Tax Considerations—Taxation of Dividends”. For U.S. federal income tax purposes these distributions will be treated as dividends and will be subject to the tax treatment described above (despite the fact that they may not be treated as dividends for Spanish tax purposes). The amount includible in income in the case of a distribution of property other than cash (such as the A3 shares) is the fair market value of that property (determined in U.S. dollars) on the date it is received. In the case of property that is publicly traded, this is generally equal to the mean between the high and the low of the trading prices on the relevant date. U.S. Holders who are individuals may benefit from the reduced tax rates applicable to “qualified dividend income” pursuant to the recent U.S. tax legislation discussed below. However, “qualified dividend income “ status is subject to a number of determinations, some of which cannot be made until the close of the 2003 tax year and some of which will require clarification of existing provisions in the law. If we determine that this dividend will not qualify as “qualified dividend income” for U.S. federal income tax purposes, we will notify shareholders accordingly.

For U.S. federal income tax purposes, if the total amount of distributions made to a U.S. Holder who is an individual (including certain trusts and estates) with respect to his shares or ADSs in 2003 equals or exceeds 10% of the Holder’s adjusted basis in his shares or ADSs, any loss realized by the Holder on a sale, exchange, or other disposition of the shares or ADSs may be treated as long term capital loss regardless of the Holder’s holding period for the shares or ADSs. The deductibility of capital losses is subject to significant limitations and U.S. Holders should consult their own tax advisors regarding the deductibility of capital losses.

Effect of Spanish Withholding Taxes

As discussed above under “Spanish Tax Considerations”, under current law, payments of dividends on the shares and ADSs to non-Spanish investors (including U.S. Holders) generally are subject to Spanish withholding taxes. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the gross amount of any dividend paid, including any Spanish taxes withheld therefrom, and then as having paid over the withheld taxes to the Spanish taxing authorities. As a result, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder may be greater than the amount of cash the U.S. Holder actually received.

Subject to limitations and restrictions, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld. However, taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit or deduction unless the U.S. Holder exhausts all remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service, without obtaining a refund. A U.S. Holder may be required to recognize ordinary income or loss attributable to currency fluctuations upon its receipt of a refund in respect of Spanish withholding tax to the extent that the U.S. dollar value of the refund differs from the U.S. dollar equivalent of the refund amount on the date the underlying dividend was received. Dividends paid with respect to shares or ADSs will generally constitute foreign source “passive” income or, in the case of certain holders, “financial services” income for foreign tax credit purposes. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of a credit, a U.S. Holder may claim a deduction for any Spanish taxes withheld that are not refundable to it by the Spanish tax authorities. The deduction for foreign taxes paid is only available for taxable years in which the U.S. Holder does not choose to benefit from the foreign tax credit with respect to any foreign taxes.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Spanish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Taxation of Capital Gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs exceeds one year. If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

Under the Treaty, gains on the sale or other disposition of the shares or ADSs by a U.S. Holder will not be subject to Spanish tax as long as the gain is not attributable to a permanent establishment in Spain, the Holder has not, at any time during the 12-month period before the disposition, held, directly or indirectly, 25% or more of the of the capital of the Company and if the Holder provides the relevant Spanish tax authorities with an IRS certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210 that must be filed within one month from the date in which the capital gain is realized, as described above. Special rules apply to individuals who are residents of more than one country.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income). For this purpose, “qualified dividend income” generally includes dividends paid on shares in U.S. corporations as well as dividends paid on shares in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (qualifying treaties are to be identified by the Secretary of the U.S. Treasury Department). We currently anticipate that dividends paid by us with respect to our shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, investors are urged to consult their own tax advisors regarding the impact of the provisions of the 2003 Act on their own particular situations. Finally, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income).

Passive Foreign Investment Company Rules

We believe that we have not been, are not, and are not likely to become a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, certain adverse consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of the shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares or ADSs. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares or ADSs in excess of 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be “qualified dividend income” for the purposes of the 2003 Act and will be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of shares or ADSs in the Company.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.–related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENTS BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

Where You Can Find More Information

We file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services. Some SEC filings of ours are also available at the website maintained by the SEC at “http://www.sec.gov”.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”. You may inspect any periodic reports and other information filed with the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We are subject to the informational requirements of the Spanish securities commission and the Spanish stock exchanges, and we file reports and other information relating to our business, financial condition and other matters with the Spanish securities commission and the Spanish stock exchanges. You may read such reports, statements and other information, including the annual and biannual financial statements, at the public reference facilities maintained in Madrid and Barcelona. Some of our Spanish securities commission filings are also available at the website maintained by the Spanish securities commission at http://www.cnmv.es.

We have appointed Citibank, N.A. to act as depositary for the Telefónica ADSs. Citibank will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of Telefónica. Any record holder of the Telefónica ADSs may read such reports, notices or summaries thereof, and communications at Citibank’s office located at 111 Wall Street, New York, New York 10043.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Telefónica Group is exposed to various types of market risk in the normal course of its business, including the impact of changes in interest rates, foreign currency exchange rates and equity investment prices. Telefónica actively manages interest rate risk and foreign currency exchange rate risk, in part with financial derivatives. All of Telefónica’s financial derivative transactions are related to underlying exposures arising in the normal course of its business or to its financial assets or liabilities. However, Telefónica is required to classify some of its exchange rate forward contracts and currency options as held for trading purposes if (1) these financial derivatives are being used to hedge expected foreign income or (2) the hedges are put in place in holding companies (mainly Telefónica, S.A., Telefónica Móviles, S.A. and Telefónica Internaciónal, S.A.) while the underlying debt is kept in their respective Latin American subsidiaries or (3) the net investment hedging relationships or other hedging relationships may not be assigned under GAAP. Instruments that are classified as held for trading purposes are carried at market prices, and gains or losses arising therefrom are recorded immediately in the income statement as financial revenue or expense, as appropriate.

Telefónica pursues several derivative strategies, including the use of options or swaps in order to hedge either the debt’s fair value or cash flows for interest expenses. In some cases, when we determine to swap debt from fixed rates into floating rates (or vice versa) at certain target levels, we sell to financial institutions the right to enter into the swap at some future date. The sale of such options is classified as held for trading purposes. On the other hand, some derivatives (such as swaps and collars) protecting against interest rate increases may be classified as held for trading purposes as (i) there is not a perfect match between interest rates applicable to the derivatives and the underlying debt, or (ii) the maturity of the derivative is longer than the underlying debt, and we assume that a portion of this debt will be renewed when it matures, thereby extending the exposure to short term rates. All other interest rate and currency derivatives held by Telefónica at December 31, 2002 and at December 31, 2001, were classified as hedges under Spanish GAAP. Gains or losses on these instruments are recorded as adjustments to the underlying transactions. In general, Telefónica’s counterparties in its financial derivatives transactions are financial institutions.

Interest rate risk

Telefónica uses several derivative strategies, including swaps and options to manage its exposure to interest rate fluctuations. Giving effect to these derivative transactions, at December 31, 2002 approximately 65.3% of Telefónica’s long-term debt portfolio bore interest at a fixed rate and at December 31, 2001 approximately 46.5% of Telefónica’s long-term debt portfolio bore interest at a fixed rate. Telefónica’s floating rate debt portfolio is principally subject to fluctuations in the London Interbank Offered Rate (particularly for the U.S. dollar LIBOR), the European Interbank Offered Rate (EURIBOR) and the Brazilian Selic, Brazil’s prime rate.

Exchange rate risk

The exchange rate risk to which Telefónica is exposed derives principally from (1) its long-term debt portfolio that is denominated in (or swapped into) currencies other than the euro and (2) the fact that Telefónica conducts a substantial amount of business in, and has substantial investments in, countries outside of Spain, principally Latin American countries. Telefónica has incurred foreign currency-denominated debt obligations in order to fund investments outside Spain, primarily in Latin America. Consequently, over 96% of Telefónica’s foreign debt obligations at December 31, 2002 and at December 31, 2001 was denominated in U.S. dollars or Latin American currencies. Telefónica hedges its debt-related exchange rate exposure to the extent that it considers necessary and hedges are commercially available. Telefónica from time to time hedges its exchange rate exposure arising from foreign-currency dividend streams, management fees and attributed net income from its principal non-Spanish subsidiaries. Telefónica uses swaps, options and exchange rate forward contracts to manage its exposure to exchange rate fluctuations. Giving effect to these derivative transactions, Telefónica was exposed to foreign currency fluctuations on approximately 56.1% of its long-term debt at December 31, 2002 and on approximately 49% of its long-term debt at December 31, 2001.

Equity Price Risk

We hold investments in equity securities. These securities are subject to risks due to changes in the market values of such securities. Telefónica from time to time uses equity swaps to hedge the risks arising from these investments, or to hedge potential future acquisitions. Those derivatives are usually classified as trading.

Tabular description of market rate sensitive instruments

The tables below describe the financial instruments bearing interest or exchange rate risk for the companies consolidated in the Telefónica Group.

The tables below have been prepared as follows:

•	The debt obligations are ordered according to their final characteristics and taking into account the effect of the associated derivative instruments. They are classified according to the currency in which they are denominated, within the following categories:

Euro

European currencies other than the euro

U.S. dollar

Latin American currencies

Asian currencies

•	Each such group is further divided into:

Floating rate interest

Fixed rate interest

Interest rate bounded with options

•	Each column shows the notional amount of each debt obligation maturing in the year indicated at the top of the column through a five-year period. The notional amount outstanding after such five-year period is shown in the next column. The column “Total” sums all of the notional amounts.

•	Notional amounts do not include accrued interest, except for zero coupon bonds, which include accrued interest from inception to the date of each table.

•	The fair value columns show the value for (1) the underlying debt, (2) the derivatives linked to the underlying debt and (3) the total (the sum of the two previous values).

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES

OF DEBT OBLIGATIONS AT DECEMBER 31, 2002

	Maturity Dates							Fair Value			Book Value
	2003	2004	2005	2006	2007	Subsequent	Total	Underlying Debt	Associated Derivatives	Total
	(millions of euro)
EURO	1,553	2,624	2,282	956	555	2,016	9,986	11,053	(404)	10,649	9,986
Floating Rate	166	1,045	592	(100)	10	876	2,589	5,584	(2,914)	2,670	2,589
Spread—Ref Euribor	5.29%	1.11%	1.20%	(2.12%)	1.36%	(0.25%)	1.07%
Fixed Rate	1,387	1,580	1,690	1,056	545	1,079	7,337	5,409	2,507	7,916	7,337
Interest Rate	4.88%	4.60%	8.82%	5.18%	5.72%	5.29%	5.89%
Bounded Rate						60	60	60	3	63	60
Less than 3 years
More than 3 years						60	60	60	3	63	60
Other European Currencies	84	307					392	7	396	404	392
Instruments in GBP	77	307					384		396	396	384
Floating Rate	77	184					261		266	266	261
Spread
Fixed Rate		123					123		131	131	123
Interest Rate		6.25%					6.25%
Instruments in CHF	7						7	7		7	7
Floating Rate
Spread
Fixed Rate	7						7	7		7	7
Interest Rate	2.18%						2.18%
AMERICA	1,408	1,079	1,961	2,178	688	4,457	11,872	13,404	475	13,879	11,871
Instruments in USD	(1,061)	(210)	1,722	1,928	577	4,463	7,420	12,680	(3,210)	9,469	7,420
Floating Rate	(4,605)	(488)	354	1,545	401	(116)	(2,909)	1,630	(4,441)	(2,811)	(2,909)
Spread	(0.11)%	(2.25)%	1.45%	0.26%	0.82%	(2.09)%	(1.07)%
Fixed Rate	2,516	278	891	383	176	4,389	8,633	9,545	949	10,494	8,633
Interest Rate	5.32%	6.00%	6.29%	10.08%	7.32%	7.59%	6.85%
Bounded Rate	1,028		477			191	1,695	1,505	282	7,786	1,695
Less than 3 years	1,028		477				1,505	1,505	68	1,572	1,505
More than 3 years						191	191		214	214	191
Instruments in CAD	0	0	0				0	0		0	0
Floating Rate
Spread
Fixed Rate	0	0	0				0	0		0	0
Interest Rate	3.00%	3.00%	3.00%				3.00%
Instruments in ARS	(21)	44	2	2			27	8		8	27
Floating Rate
Spread
Fixed Rate	(21)	44	2	2	2		27	8		8	27
Interest Rate	7.04%	9.94%	6.00%	6.00%	6.00%		11.52%
Instruments in BRL	989	868	18	27	16	(23)	1,896	95	1,767	1,861	1,895
Floating Rate	857	873	18	27	16	(23)	1,768	93	1,622	1,715	1,768
Spread	0.29%	0.15%					0.22%
Fixed Rate	132	(5)					128	2	144	146	128
Interest Rate	35.21%	29.84%					35.42%
Instruments in CLP	34	4					37	(2)	39	37	37
Floating Rate	36	4					39		39	39	39
Spread
Fixed Rate	(2)						(2)	(2)		(2)	(2)
Interest Rate	3.00%						3.00%
Instruments in UFC	727	361	50	34	10	104	1,287	319	985	1,303	1,287
Floating Rate	694	353	40	24			1,111	107	985	1,092	1,111
Spread	0.01%	0.19%	0.20%	0.33%			0.08%
Fixed Rate	34	8	10	10	10	104	175	211		211	175
Interest Rate	2.15%	6.25%	6.28%	6.28%	6.28%	6.40%	5.56%
Instruments in PEN	720	7		56	3	13	800	277	520	797	800
Floating Rate	446						446		438	438	446
Spread
Fixed Rate	274	7		56	3	13	354	277	82	359	354
Interest Rate	6.17%	6.87%		6.57%	6.25%	7.00%	6.28%
Instruments in COP	1			9			9	11		11	9
Floating Rate
Spread
Fixed Rate	1			9			9	11	—	11	9
Interest Rate	15.00%			15.00%			15.00%
Instruments in VEB
Floating Rate
Spread
Fixed Rate
Interest Rate

	Maturity Dates							Fair Value			Book Value
	2003	2004	2005	2006	2007	Subsequent	Total	Underlying Debt	Associated Derivatives	Total
	(millions of euro)
Instruments in MXN	16		169	123	79		387	9	374	384	387
Floating Rate			100	123	79		302		297	297	302
Spread			(0.48)%	(0.64)%	(0.82)%		(0.63)%
Fixed Rate	16		69				85	9	78	87	85
Interest Rate	10.25%		9.68%				9.79%
Instruments in GTQ	3	6					9	8		8	9
Floating Rate
Spread
Fixed Rate	3	6					9	8		8	9
Interest Rate	10.71%	10.71%					10.71%
Asia	(1)						(1)	485	(487)	(2)	(1)
Instruments in JPY	(1)						(1)	485	(487)	(2)	(1)
Floating Rate								242	(242)	0
Spread
Fixed Rate	(1)						(1)	244	(245)	(1)	(1)
Interest Rate	1.05%						1.05%
Africa	33						33		35	35	33
Instruments in MAD	33						33		35	35	33
Floating Rate
Spread
Fixed Rate	33						33		35	35	33
Interest Rate	13.90%						13.90%
Total	3,077	4,011	4,243	3,134	1,243	6,573	22,281	24,950	15	24,965	22,281
Exchange Rate Options	(15)	52					37		37	37	37
Other Liabilities											215
Net Debt											22,533

(1)	Zeros indicate a positive or negative figure which, when rounded, is equivalent to zero.

The tables below describe all options to which we were a party at December 31, 2002. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	INTEREST RATE OPTIONS
	2003	2004	2005	2006	2007	2008+
Collars
Notional Bought	1,034,612,600		476,780,000			1,560,101,210
Strike Cap	6.574		7.000			6.773
Strike Floor	5.638		6.200			4.232
Caps
Notional Sold	476,780,000		476,780,000			60,101,210
Strike	7.500		8.000			7.000
Floors
Notional Sold						890,712,000
Strike						2.743
Swaptions
Receivers
Notional Sold	476,780,000
Strike	6.0775
Receivers
Notional Bought	429,102,000
Strike	3.825
Payers
Notional Sold	143,034,000
Strike	6.875

	FOREIGN EXCHANGE OPTIONS
	2003	2004	2005	2006	2007	2008+
Call BRL / Put EUR
Notional bought options	77,770,012
Strike	2.9599
Notional sold options	32,745,269
Strike	2.5013
Call BRL / Put USD
Notional bought options	32,385,430
Strike	3.0300
Notional sold options	32,385,430
Strike	2.6000
Call USD / Put BRL
Notional bought options	15,733,740
Strike	2.5600
Notional sold options	15,733,740
Strike	3.0200
Call USD / Put MXN
Notional bought options	286,068,000
Strike	10.4620
Notional sold options	286,068,000
Strike	11.2620
Call USD / Put PEN
Notional bought options	33,374,600
Strike	3.5425
Notional sold options	33,374,600
Strike	3.5425

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS AT

DECEMBER 31, 2001

	Maturity Dates							Fair Value
	2002	2003	2004	2005	2006	Subsequent	Total	Underlying Debt	Associated Derivatives	Total	Book Value
	(millions of euro)
Euro	1,726	856	3,189	3,197	1,441	2,574	12,984	13,134	212	13,346	12,984
Floating Rate	363	522	1,478	1,579	393	833	5,169	6,219	(996)	5,223	5,169
Spread Ref Euribor	0.63%	0.40%	0.59%	0.41%	0.57%	1.02%	0.59%
Fixed Rate	1,363	334	1,711	1,619	1,047	1,741	7,815	6,915	1,208	8,123	7,815
Interest Rate	4.83%	5.36%	4.46%	8.63%	5.17%	5.46%	5.74%
Bounded Rate
Interest Rate
Other European Currencies	89	7	326				422	14	421	435	422
Instruments in GBP	82		326				408		421	421	408
Floating Rate	82		196				277		283	283	277
Spread
Fixed Rate			131				131		137	137	131
Interest Rate			6.25%				6.25%
Bounded Rate
Interest Rate
Instruments in CHF	7	7					14	14		14	14
Floating Rate
Spread
Fixed Rate	7	7					14	14		14	14
Interest Rate	2.18%	2.18%					2.18%
Bounded Rate
Interest Rate
America	3,780	1,837	917	1,172	1,761	5,473	14,940	14,192	1,436	15,629	14,940
Instruments in USD	1,313	1,172	(345)	1,007	1,621	5,248	10,016	11,427	(568)	10,859	10,016
Floating Rate	(3,140)	(453)	1,206	(198)	1,240	1,534	190	1,338	(1,094)	244	190
Spread	(0.19)%	0.42%	0.38%	3.58%	0.11%	(0.12)%	0.54%
Fixed Rate	3,611	407	(1,551)	643	381	3,490	6,982	6,932	436	7,367	6,982
Interest Rate	3.26%	4.38%	1.71%	6.81%	8.81%	8.76%	7.05%
Bounded Rate	842	1,218		561		224	2,845	3,157	90	3,247	2,844
Interest Rate	5.20%	5.33%		6.20%		5.00%	5.44%
Instruments in CAD	0	0	0	0			0	0		0	0
Floating Rate
Spread
Fixed Rate	0	0	0	0			0	0		0	0
Interest Rate	1.45%	1.45%	1.45%	1.45%			1.45%
Bounded Rate
Interest Rate
Instruments in ARS	198		113				311	17	177	193	311
Floating Rate	217						217	(19)	177	158	217
Spread
Fixed Rate	(19)		113				94	36		36	94
Interest Rate	3.24%		10.38%				11.82%
Bounded Rate
Interest Rate
Instruments in BRL	448	350	822	86	11	40	1,757	1,652	106	1,757	1,757
Floating Rate	448	350	822	86	11	40	1,757	1,652	106	1,757	1,757
Spread
Fixed Rate
Interest Rate
Bounded Rate
Interest Rate
Instruments in CLP	62						62		60	60	62
Floating Rate	62						62		60	60	62
Spread
Fixed Rate
Interest Rate
Bounded Rate
Interest Rate
Instruments in PEN	862	56			67	15	1,000	617	369	986	1,000
Floating Rate	373				67	15	455	81	367	448	455
Spread					6.57%		0.96%
Fixed Rate	489	56					545	537	2	538	545
Interest Rate	8.43%	10.99%					8.69%
Bounded Rate
Interest Rate
Instruments in UF	895	256	321	79	49	170	1,770	455	1,293	1,748	1,770
Floating Rate	811	28	114	3	22		978	41	890	931	978
Spread	1.17%	1.00%	0.76%	0.73	0.94%		1.11%
Fixed Rate	84	228	207	76	27	170	792	414	403	817	792
Interest Rate	5.17%	6.04%	6.12%	6.19%	6.29%	6.45%	6.08%
Bounded Rate

	Maturity Dates							Fair Value
	2002	2003	2004	2005	2006	Subsequent	Total	Underlying Debt	Associated Derivatives	Total	Book Value
	(millions of euro)
Interest Rate
Instruments in COP					13		13	13		13	13
Floating Rate					13		13	13		13	13
Spread					0.05%		0.05%
Fixed Rate
Interest Rate
Bounded Rate
Interest Rate
Instruments in GTQ	1	3	7				11	11		11	11
Floating Rate
Spread
Fixed Rate	1	3	7				11	11		11	11
Interest Rate	15.00%	14.43%	14.43%				14.50%
Bounded Rate
Interest Rate
Asia	0						0	876	(877)	(1)	0
Instruments in JPY	0						0	876	(877)	(1)	0
Floating Rate								258	(259)	(1)
Interest Rate
Fixed Rate	0						0	618	(618)	0	0
Interest Rate	14.55%						14.55%
Bounded Rate
Interest Rate
Africa	34						34		35	35	34
Instruments in MAD	34						34		35	35	34
Floating Rate
Interest Rate
Fixed Rate	34						34		35	35	34
Interest Rate	10.35%						10.35%
Bounded Rate
Interest Rate
Total	5,629	2,701	4,433	4,369	3,202	8,046	28,380	28,217	1,227	29,443	28,380
Exchange Rate Options	(99)						(99)		(99)	(99)	(99)
Other Liabilities											661
Net Debt											28,954

(1)	Zeros indicate a positive or negative figure which, when rounded, is equivalent to zero.

The tables below describe all options to which we were a party at December 31, 2001. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	INTEREST RATE OPTIONS
	2002	2003	2004	2005	2006	2007+
Collars
Notional Bought	841,534,397	656,396,829		561,022,931		60,101,210
Strike Cap	6.083	6.423		7.000		5.520
Strike Floor	5.200	5.328		6.200		5.420
Caps
Notional Sold	1,402,557,328	561,022,931		561,022,931		60,101,210
Strike	6.950	7.500		8.000		7.000
Floors
Notional Sold						224,409,172
Strike						5.000
Swaptions
Receivers
Notional Sold	1,626,966,500
Strike	5.560
Payers
Notional Sold	1,290,352,741	168,306,879
Strike	6.410	6.875
Payers
Notional Bought	785,432,103
Strike	6.040

	FOREIGN EXCHANGE OPTIONS
	2002	2003	2004	2005	2006	2007+
Call EUR / Put BRL
Notional bought options	21,000,000
Strike	2.4262
Notional sold options	21,000,000
Strike	2.9643
Call USD / Put ARS
Notional bought options	810,678,135
Strike	1.3737
Notional sold options	872,390,658
Strike	1.7167
Call USD / Put BRL
Notional bought options	732,436,755
Strike	2.6144
Notional sold options	779,447,111
Strike	2.8651
Call USD / Put CLP
Notional bought options	89,763,669
Strike	686.5
Notional sold options	44,881,834
Strike	776.125
Call USD / Put MXN
Notional bought options	8,415,344
Strike	9.6
Notional sold options	8,415,344
Strike	10.9

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our Chairman and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the company’s disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others within the company particularly during the period in which this annual report on Form 20-F was being prepared.

There were no significant changes in the company’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chairman and Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the company’s internal controls requiring corrective actions.

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Please see pages F-1 through F-141.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association (English translation)

4.1	Strategic Alliance Framework Agreement dated as of February 12, 2003 between Telefónica, S.A. and Terra Networks S.A.†

4.2	Global option plan (TIES)*

4.3	Shareholders Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†

8.1	Subsidiaries of Telefónica, S.A. (see Note 1 to the Consolidated Financial Statements and Exhibit 1 thereto)

10.1	Certification pursuant to 18 U.S.C. Section 1350

*	Incorporated by reference to the registration statement on Form S-8, registration number 333-13902.
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked with a star (*).

INDEPENDENT ACCOUNTANTS’ REPORT

To the Shareholders of Telefónica, S.A.:

We have audited the accompanying consolidated balance sheets of Telefónica, S.A. and of the companies comprising the Telefónica Group (see Note 1) as of December 31, 2002 and 2001, and the related consolidated statements of operations for the years then ended. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telefónica, S.A and of the companies composing Telefónica Group as of December 31, 2002 and 2001, and the results of their operations and the funds obtained and applied by them for the years then ended, in conformity with accounting principles generally accepted in Spain.

In view of the changes in 2002 in the assumptions on which the business plans of the Group companies that hold third-generation wireless telephony (UMTS) licenses were based, of the findings of reports commissioned from third parties and of the fact that the aforementioned technology is not yet commercially available, the directors of Telefónica Móviles, S.A. announced their decision to temporarily discontinue and restructure this company’s business activities in Germany, Italy, Austria and Switzerland, and in 2002 they recorded the related write-down for accounting purposes, as described in Note 1, which gave rise to a charge, net of the related tax effect, of €4,958 million, to the consolidated statement of operations of Telefónica, S.A

Also, as a result of the depreciation of the Argentine peso with respect to the U.S. dollar and the euro in 2002, losses of €1,147 million and €355 million were recorded under the consolidated “Stockholders’ Equity – Translation Differences in Consolidation” caption and in the consolidated statement of operations, respectively. However, certain uncertainties remain regarding the effect that the evolution of certain economic measures will have on the normal course of operations and on the financing thereof in Argentina (mainly that relating to the establishment of the wireline telephony rates). Accordingly, it is not yet possible to assess whether there will be any additional effects for accounting purposes on the Telefónica Group’s net investment in these companies, which, calculated as described in Note 1, amounted to €1,637 million as of December 31, 2002, a substantial reduction with respect to the previous year.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) for each of the two years in the period ended December 31, 2002 and the determination of consolidated stockholders’ equity and financial position at December 31, 2002 and 2001, to the extent summarized in Note 25.

DELOITTE & TOUCHE ESPAÑA, S.L.

Madrid, Spain

February 26, 2003, except for Note 25, as to which the date is May 14, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Telefónica, S.A.:

We have audited the accompanying consolidated statement of income and the notes referred to of Telefónica, S.A. and of the Companies comprising the Telefónica Group (see note 1) for the year ended December 31, 2000. The preparation of the consolidated statement of income and the notes referred to are the responsibility of the Group’s directors. Our responsibility is to express an opinion on that consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated statement of income and the notes referred to above present fairly, in all material aspects, the results of operations of Telefónica Group for the year ended December 31, 2000 in conformity with accounting principles generally accepted in Spain.

Accounting practices used by the Group in preparing the consolidated statement of income and the notes referred to conform with accounting principles generally accepted in Spain, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of consolidated net income as of December 31, 2000 to accounting principles generally accepted in the United States of America is set forth in Note 25.

Arthur Andersen y Cía., S. Com.

(A member firm of Andersen Worldwide until April 1, 2002)

Madrid, Spain

March 14, 2002

TELEFÓNICA GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2001 AND 2002

	Euros
	2001	2002
	Amounts in millions
Assets
Property, plant and equipment (net) (Note 7)	36.606,09	27.099,65
Land and structures	7.097,90	6.159,15
Technical installations and machinery	3.365,73	3.739,81
Telephone installations	62.975,46	53.758,90
Furniture, equipment and other	3.851,74	3.132,06
Construction in progress	3.034,89	986,15
Advance payments for fixed assets	53,20	66,15
Installation materials	154,12	162,63
Accumulated depreciation	(43.926,95)	(40.905,20)

Capital increase expenses	730,45	496,48

Intangible assets (net) (Note 6)	16.959,14	7.629,57
Research and development expenses	1.049,59	1.179,15
Rights on leased assets	137,69	84,40
Administrative concessions	15.011,19	6.350,20
Other intangible assets	4.087,57	4.321,83
Accumulated amortization	(3.326,90)	(4.306,01)

Goodwill (Note 5)	9.128,94	6.364,02

Subscribed shares not paid-in (uncalled payments)	370,10	292,49

Financial assets	10.391,01	15.585,41
Long term financial investments (Note 8)	5.922,29	5.103,71
Deferred expenses (Note 9)	710,94	802,28
Long term prepaid taxes (Notes 18)	3.757,78	9.679,42

Current assets	12.236,84	10.573,67
Due from stockholders for capital calls	2,25	0,00
Inventories	754,10	449,83
Accounts receivable	8.003,99	6.029,15
Credits and other investments	2.306,53	3.031,67
Prepayments	287,39	184,55
Short-term treasury stock (Note 11)	260,70	334,56
Cash	621,88	543,91

Total assets	86.422,57	68.041,29

The accompanying notes 1 to 25 and exhibits I to VI

are an integral part of these consolidated financial statements

TELEFÓNICA GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2001 AND 2002

	Euros
	2001	2002
	Amounts in millions
Liabilities and shareholders’ equity
Shareholders’ equity (Note 11)	25.861,62	16.996,00
Capital stock	4.671,92	4.860,66
Paid-in surplus	11.670,02	11.670,02
Revaluation reserve	3.059,64	2.870,90
Retained earnings	0,00	0,00
Other reserves	4.353,23	3.171,22
Net income for the year	2.106,81	(5.576,80)

Minority interests (Note 12)	7.433,55	5.612,93

Stockholders ownership	33.295,17	22.608,93

Provisions for contingencies and expenses (No	5.862,70	8.014,91

Negative goodwill	7,95	11,36

Deferred revenues (Note 13)	1.145,75	880,46

Long term liabilities	27.692,41	21.726,15
Long term creditors	26.151,33	20.096,69
Deferred taxes (Note 18)	1.541,08	1.629,46

Current liabilities	18.418,59	14.681,74
Trade creditors	5.231,44	5.113,15
Non trade creditors	12.794,50	9.131,17
Accruals	392,65	437,42
Provisions for contingencies and expenses short term		117,74

Total liabilities and shareholders’ equity	86.422,57	68.041,29

The accompanying notes 1 to 25 and exhibits I to VI

are an integral part of these consolidated financial statements

TELEFÓNICA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Euros
	2000	2001	2002
	Amounts in millions
Revenues from operations (Note 20)	28,485.50	31,052.60	28,411.30
Other operating revenues	266.74	254.74	297.57
Internal expenditures capitalized	899.05	730.37	496.71
Increase in inventories (net)	112.26	(103.91)	(18.10)

Total revenues	29,763.55	31,933.80	29,187.48

Goods purchased	6,045.22	7,111.86	6,953.59
External services and local taxes	5,786.07	5,534.31	4,976.71
Personnel expenses (Note 20)	5,111.73	5,390.26	4,793.77
Provision for depreciation and amortization	6,960.77	7,373.98	6,692.42
Trade provisions	761.09	1,023.80	645.58
Other operating expenses	140.68	69.31	93.66

Total operating costs before financial expenses and goodwill amortization	24,805.56	26,503.52	24,155.73

Operating profit	4,957.99	5,430.28	5,031.75

Amortization of goodwill (Note 5)	(500.58)	(845.19)	(667.49)
Reversal of negative goodwill	0.00	3.57	2.06
Financial income (expense)	(1,611.83)	(1,608.44)	(1,589.30)
Exchange (losses) gains	(248.49)	(782.68)	(632.32)
Income (losses) from associated companies	(161.35)	(376.49)	(527.88)

Profit from ordinary activities	2,435.74	1,821.05	1,616.82

Extraordinary revenues	4,302.29	1,167.13	474.63
Losses on fixed assets	(239.89)	(232.99)	(9,614.55)
Extraordinary expenses	(3,630.47)	(721.31)	(7,077.96)

Income before tax and minority interests	2,867.67	2,033.88	(14,601.06)

Corporate income tax (Note 18)	(242.22)	(198.08)	3,228.65
Minority interests (Note 12)	(120.64)	271.01	5,795.61

Net income	2,504.81	2,106.81	(5,576.80)

Net income per share (Euros./Dollars) (Note 25.2)	0.59	0.43	(1.13)

The accompanying notes 1 to 25 and exhibits I to VI

are an integral part of these consolidated financial statements

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING

THE TELEFÓNICA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group companies

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (“the Telefónica Group”) operating mainly in the telecommunications, media and entertainment industries.

The Parent Company of this Group is Telefónica, S.A. (“Telefónica”), a corporation that was incorporated for an indefinite period of time on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Exhibit I hereto lists the subsidiaries, associated companies and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, their location, their net worth and results at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and the method by which they were consolidated.

Corporate structure of the Group

Telefónica’s basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or supplementary telecommunications services or the services derived therefrom. All the business activities that constitute the corporate purpose may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or similar corporate purpose.

The main groups of subsidiaries through which Telefónica carries out its corporate purpose and manages its business areas or basic lines of business are as follows:

•	The wireline telephony business and the related supplementary services provided in Spain centered at the Telefónica de España Group.

•	The cellular telephony business is centralized in Spain and abroad at the Telefónica Móviles Group.

•	The main business activity of the Telefónica Internacional Group is to make and manage investments in the wireline telephony industry in the Americas.

•	Telefónica de Contenidos and its subsidiaries group together the Group’s interests in the media and entertainment area.

•	The main business activity of the Telefónica Datacorp Group is the integral provision of data transmission services for companies.

•	Services, content and portals for Internet access, focusing in particular on residential customers and small businesses (SOHO), are provided by the Terra Lycos Group.

•	The Atento Group carries on the call center activity.

•	The Telefónica Publicidad e Información Group handles the telephone directory business.

•	Also, the Emergia Group operates a high-speed fiber optic network with connections within Latin America and Europe and from Latin America to Europe and the U.S.

Certain business activities carried on by the Telefónica Group are currently at the development or start-up phase. In order to be able to take decisions regarding the investments made, management of the various Group companies prepared the related business plans, approved by their stockholders, the results of which enable the recoverability of the investments made to be verified. Since these analyses and studies are based on assumptions, variances may arise and, accordingly, they are analyzed periodically in order to monitor the results obtained and, where appropriate, to make any value adjustments that might be required (see Note 5 and the following section).

The business activities carried on by most of the Telefónica Group companies are regulated by various pieces of legislation, under which authorizations or licenses must be obtained in certain circumstances in order to be able to provide the various services.

Also, certain business activities, such as wireline and wireless telephony, are carried on under regulated rate and price systems.

The Group company Telefónica de España, S.A.U., which carries on its business activities in a new regulatory and legislative framework as a result of the deregulation of the telecommunications industry in Spain initiated in 1987, is a special case.

One of the main problems of the ratemaking system applicable to this company (determined through a resolution adopted by the Government Standing Committee on Economic Affairs on April 19, 2001, and published pursuant to a Ministerial Order dated May 10, 2001, modifying the Government Standing Committee on Economic Affairs resolution dated July 27, 2000, and published pursuant to a Ministerial Order dated July 31, 2000) is that derived from the License Contract entered into with the Spanish State in 1991 in relation to the guarantee to maintain the overall financial balance of the license. Neither the rate imbalance due to the access shortfall nor the interconnection rates for the period from the commencement of market deregulation to the present date have yet been satisfactorily resolved.

The General Telecommunications Law establishes as a general principle that operators may freely set their rates. Transitional Provision Four of the Law provides that the Government Standing Committee on Economic Affairs, acting on the basis of a report issued by the Telecommunications Market Commission, may establish, on a transitional basis, maximum or minimum fixed prices or the methods for establishing them, based on the actual cost of providing the service and on the degree of competition among of operators in the market for the various services.

It also acknowledges the existence of the imbalance in the rates currently in force and the need to rectify this, as well as the possibility of compensating the dominant operator for the access shortfall that might arise for it as a result of this imbalance.

It should be noted in this regard that Telefónica filed a complaint with the European Commission against the Spanish State for its failure to comply with EU legislation establishing the need to resolve the rate rebalancing problem prior to the opening up of the market to free competition. On January 29, 2001, the European Commission delivered a Reasoned Opinion addressed to the Kingdom of Spain, in which it concluded that the Spanish Government had failed to comply with Directives 90/388/EEC and 96/19/EEC by not having authorized Telefónica de España to increase its monthly charges sufficiently to cover costs and by not having provided sufficient information to the Commission. At the end of December 2001 the European Commission decided to refer the infringement proceeding brought against Spain to the High Court of Justice in Luxembourg, which has not yet handed down a decision.

Also, in November 1999 Telefónica, S.A. and Telefónica de España, S.A. filed a claim with the Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) requesting economic compensation for the losses derived from the breakdown of the financial equilibrium under the 1991 License Contract or, alternatively, for the Government’s failure to fulfill the rate rebalancing obligation. This claim has not yet been resolved by the Government.

Also, in November 1999 Telefónica, S.A. and Telefónica de España, S.A. filed a claim with the Spanish Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) demanding economic compensation for the loss suffered as a result of the failure to maintain of the financial balance of the license contract or, alternatively, the Government’s breach of the obligation to restore the rate balance. The Spanish authorities have not yet handed down a decision on this claim.

Salient events in the year

The Terra Lycos Group

The Internet business activity carried on by the Telefónica Group mainly through the Terra Lycos Group has been evolving progressively to adapt to the new circumstances. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of this business in 2002 is the adverse macroeconomic situation in the countries in which the Terra Lycos Group is present. To the negative consequences of this situation for these companies in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies on their income statements. Added to this adverse macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group, fundamentally, is present is also noteworthy. As regards the business model itself, in 2002 there was shift towards a model based on access charges, pay content and customized advertising.

At 2002 year-end the Parent Company carried out a study of the evolution of business plans for the years from 2003 to 2006, and of the estimated forecasts of the subsidiaries on the basis of growth up to 2012. In addition, a specific study on the goodwill arising in the acquisition of Lycos, Inc. was commissioned from a third party. The objective of these analyses was to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, on the basis of the estimated future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

As a result of these studies, as of December 31, 2002 consolidation goodwill amounting to €856.65 million was written down and capitalized tax credits amounting to €272.59 million were reversed in the accompanying consolidated financial statements (see Notes 5 and 18).

Also, provisions for intangible assets and property, plant and equipment amounting to €21.42 million and €32.14 million, respectively, were recorded, and €56.62 million of start-up expenses were written off.

The net impact of these effects and of the write-down of goodwill relating to the agreements entered into by the Terra Lycos Group and Telefónica (see Notes 5 and 23) on the consolidated statement of operations of the Telefónica Group, after taking into account the tax effects and minority interests, amounted to €401.33 million.

The UMTS wireless telephony business

In 2000 and 2001 certain Telefónica Móviles Group companies obtained third-generation wireless telephony (UMTS) licenses in Spain, Germany, Italy, Austria and Switzerland. Since the acquisition of these licenses, Telefónica Móviles has launched various initiatives aimed at enhancing its business plans, as a result of which the German operator Group 3G entered into roaming and infrastructure sharing agreements with another operator in Germany, thereby commencing operations as a GSM Virtual Wireless Network Operator at the end of 2001.

However, since then significant technological changes and changes affecting the market and its competitors have led Telefónica Móviles to review the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland and to reconsider its short- and medium-term strategy in these countries.

In view of the variances arising in the first six months of operations of Group 3G with respect to the objectives set, the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, making it more difficult for new entrants to obtain a critical mass, Telefónica Móviles decided (i) to put on hold its commercial activities in Germany and (ii) to commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

Based on the new assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. Regarding the investment in Italy, Telefónica Móviles estimated the value of the UMTS license of IPSE 2000, S.p.A. at €300 million (risk exposure of €138 million for the Telefónica Group). In the first three countries the coverage requirements laid down in the licenses might come into force earlier than in Italy and, accordingly, in view of the delay in the commercial viability of the technology with respect to the initial estimates, Telefónica Móviles, in accordance with the accounting principle of prudence in valuation, wrote down these investments for accounting purposes. In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. For these reasons, based on the business plans analyzed to date, it should be possible to recover the remaining value assigned to the license. Also, license awardees which were not operating formerly in Italy received 5 mHz of additional spectrum for €827 million and could avail themselves of a deferred payment arrangement. IPSE 2000 has requested the return of this additional spectrum and the modification of the related payment. The latter amount was included in the value of the license prior to the write-down indicated below.

Telefónica Móviles is continuing to make every effort to obtain value from the aforementioned investments and, although future revenues may be obtained from the operation of these licenses, the Group, in view of the current uncertainty, in accordance with the accounting principle of prudence in valuation, recorded a net loss of €4,958.22 in the consolidated financial statements of the Telefónica Groups as of December 31, 2002, which includes mainly asset write-downs, labor force restructuring expenses and expenses relating to the termination of contracts.

The detail, by caption, of the effect of the write-downs and restructuring expenses arising from the decisions adopted on the 2002 consolidated statement of operations and consolidated balance sheet of the Telefónica Group is as follows:

Millions of Euros
Losses on intangible assets (Note 6)	9,445.01
Losses on property, plant and equipment	81.18
Write-off of goodwill (Note 5)	61.22
Provisions for contingencies and expenses (*) (Note 20)	2,753.90
Income/Loss of companies accounted for by the equity method	34.39
Corporate income tax (Note 18)	(2,837.16)
Loss attributed to minority interests (Note 12)	(4,580.32)

Total effect	4,958.22

(*)	Including €1,892.44 million relating to the investment of the associated company IPSE 2000 since as of the date of preparation of these consolidated financial statements this company had not recorded the value adjustment to its assets. The remainder relates to the absorption of losses of minority interests (€382.44 million—see Exhibit IV) and to the assumption of various commitments based on the decisions adopted.

Devaluation in Argentina

In view of its international presence, the Telefónica Group, like other corporations, has been affected by the economic situation in Argentina through the various Group companies operating there. As of December 31, 2002 and 2001, the Telefónica Group’s exposure at the various Argentine companies amounted to €968.12 million and €3,124.83 million, respectively, including the related goodwill, intercompany financing and the asset value assignable to those investments (after inclusion of the losses of these companies before the related tax effect, which amounts to €669.01 million and €457.5 in 2002 and 2001, respectively). The most significant exposure as of December 31, 2002, related to Telefónica de Argentina, S.A., amounting to €809.23 million (€2,128.68 million in 2001) and Telefónica Móviles Argentina amounting to €112.53 million (€507.66 million in 2001). Also noteworthy in 2001 were the Telefónica de Contenidos Group companies (€413.71 million).

As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

Taking into account Spanish accounting legislation, the express communications from the Spanish Accounting and Audit Institute regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its consolidated financial statements for 2001 the Telefónica Group used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/€1 and ARP 1.7/US$ 1 at year-end as the first representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP 3.5341/€1 (ARP 3.37/US$ 1). These exchange rates were used to include in the consolidated financial statements the assets and liabilities of the Argentine subsidiaries and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, these consolidated financial statements reflect an adverse impact on consolidated earnings and on the “Stockholders’ Equity—Translation Differences in Consolidation” caption of €354.68 million and €1,147.09 million, respectively, in 2002 (€369.00 million and €1,424.10 million, respectively, in 2001).

The matters still not resolved include the necessary renegotiation with the Argentine Government of the future rates due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to rate levels nor, therefore, the future sales revenues and net cash flows can be predicted.

Given that the aforementioned circumstances had not occurred at the date of preparation of these consolidated financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the consolidated financial statements as of December 31, 2002.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	True and fair view

The accompanying consolidated financial statements of the Telefónica Group were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group. The respective individual financial statements were prepared in accordance with the accounting principles and standards regulated in Spain by the Commercial Code as implemented by the Spanish National Chart of Accounts and in the applicable regulations in the different countries in which the companies composing the Consolidated Group are located. The accompanying consolidated financial statements are presented in accordance with the regulations for the preparation of consolidated financial statements, as approved by Royal Decree 1815/1991, and, accordingly, they give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2002.

b)	Accounting policies

The consolidation methods applied were as follows:

•	The companies over which effective control is exercised or in relation to which the Company has entered into agreements with the other stockholders were fully consolidated.

•	The companies which are managed jointly with third parties were proportionally consolidated.

•	The companies in which there is significant influence but not ownership of a majority of the voting rights in their governing bodies or joint management with third parties are accounted for by the equity method.

•	The investees which are either not included in the foregoing points or which, although included, do not have a material impact on the consolidated financial statements, are carried at the lower of cost or market.

In certain circumstances, at some of the Group’s investees a qualified majority of the voting rights may be required to adopt certain resolutions, and this was taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated in consolidation.

In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments were made in consolidation in order to present the consolidated financial statements on a uniform basis with the financial statements of the Parent Company.

The margins included in the invoices issued by subsidiaries to other Telefónica Group companies for capitalizable assets or services were eliminated in consolidation.

The consolidated statement of operations includes the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was formed through year-end.

The equity of minority interests in the net worth and results of the fully consolidated subsidiaries is recorded under the “Minority Interests” and “Income/Loss Attributed to Minority Interests” captions, respectively (see Note 12).

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and of the companies accounted for by the equity method to the Parent Company’s accounts, since it is considered that such reserves will be used to finance these companies’ operations and that those that may be distributed would not give rise to a material additional tax cost.

c)	Comparative information and changes in the scope of consolidation

Comparative information

The figures in these consolidated financial statements and in the consolidated management report are expressed in millions of euros unless indicated otherwise.

There were no changes in the structure of the consolidated balance sheet and consolidated statement of operations with respect to those presented in the previous year. Also, there were no changes in accounting principles with respect to 2001 with a significant effect. However, as indicated in Note 1, in 2002 significant accounting write-downs were made based on the analyses performed.

Changes in the scope of consolidation

The main variations in the scope of consolidation in 2002 were as follows (the full detail of all the variations in 2002 and 2001 is included in Exhibit II):

2002

Telefónica

In March 2002, under the last part of the agreement entered into in the previous year between Iberdrola, S.A. and Telefónica in relation to Iberdrola’s investments in Brazilian operators, Telefónica acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 shares of Telefónica which had hitherto been held as treasury stock earmarked for that purpose (see Note 11). Subsequently, in May 2002 Telefónica made nonmonetary contributions of this holding to Telefónica Móviles (in exchange for 26,801,494 shares of Telefónica Móviles) in addition to holdings of 7% in TBS Celular Participaçoes, S.A., 7% in Sudestecel Participaçoes, S.A., 3.38% in Tele Leste Celular Participaçoes, S.A. and 62.02% in Iberoleste Participaçoes, S.A. Also, Telefónica sold 0.66% of Celular Participaçoes, S.A. for €11.54 million.

Following this transaction, the Telefónica Group’s owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participaçoes, S.A., 83.56% in Sudestecel Participaçoes, S.A., 27.71% in Tele Leste Celular Participaçoes, S.A. and all the shares of Iberoleste Participaçoes, S.A. All these companies, and Celular CRT Participaçoes, S.A. were fully consolidated in the Telefónica Group’s consolidated financial statements (Tele Leste Celular Participaçoes, S.A. was accounted for by the equity method in the Telefónica Group’s 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V., as indicated in the section on Telefónica Móviles.

In January Telefónica, S.A. acquired 50,000 shares of Telefónica Móviles, S.A. for €0.41 million. Following this acquisition and the above-mentioned contributions, the Telefónica Group owns direct and indirect holdings of 92.43% in Telefónica Móviles, S.A., which continues to be fully consolidated in the Telefónica Group.

In 2002 Telefónica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, bringing the Telefónica Group’s direct and indirect holding in this company,

which continues to be fully consolidated, to 38.58%.

In December Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for €6.14 million. Also, Telefónica, S.A’s wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to Telefónica Capital for €2.11 million. As a result of these transactions, the Telefónica Group’s direct and indirect holding in Fonditel was reduced from 81% in 2001 to 70% in 2002. The company continues to be fully consolidated in the Telefónica Group.

In December, by virtue of its commitments to the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. The Telefónica Group thereby became the sole stockholder of this company, which continues to be fully consolidated in the Group.

Telefónica Datacorp Group

In January Telefónica DataCorp acquired all the shares of the German company HighwayOne German for €1.38 million. Subsequently, as part of the reorganization of the Telefónica Group by business line, Telefonica Deutschland GmbH, a subsidiary of Telefónica Datacorp, was made the head of this business in Germany following its merger with HighwayOne Germany, GmbH and Mediaways GmbH. This company is fully consolidated in the Telefónica Group.

On July 16, 2002, the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefónica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefónica Group of €38.79 million. This company, which had been fully consolidated in 2001, was excluded from the consolidated group.

The Datacorp Group, through its subsidiary Telefónica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefónica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482.9 million reais, thereby increasing the Telefónica Group’s holding in this company from 87.48% to 93.98%.

The 34%-owned investee of Telefónica Datacorp, S.A., the Italian company Atlanet, S.p.A, which through June 30, 2002, was fully consolidated, has since that date been accounted for by the equity method because it no longer fulfills the management control requirements for full consolidation.

Telefónica Móviles Group

In 2002, after contributing as consideration a total of 7,333,180 shares of Telefónica Móviles and carrying out capital increases amounting to €27.66 million, Telefónica Móviles became the owner of all the shares of TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holding, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L.

On September 10, 2002, having obtained authorizations from the various Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) for €92,870 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefónica Móviles, S.A.

paid €211,454 thousand corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, Telefónica Móviles has a holding of 92% in this new Mexican company with a book value of €995.60 million.

On October 21, 2002, Telefónica Móviles, S.A. acquired from Portugal Telecom SGPS, S.A. a 14.68% holding in Telesp Celular Participações, S.A. for €200.31 million.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V., 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil, the detail being as follows:

	% Contributed
Companies Contributed	Telefónica Móviles	PT Móveis	Total
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	—	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	—	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

Telefónica de Contenidos Group

In September all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusión, S.A. owned by Telefónica de Contenidos, S.A. were sold to the Antena 3 de Televisión Group, giving rise to gains of €35.82 million. In 2002 the two companies, which in 2001 were fully consolidated in the Telefónica Group, were included in the Antena 3 de Televisión Group and accounted for by the equity method.

In April Telefónica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of €26.10 million. Telefónica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continues to account for this company by the equity method in its consolidated financial statements.

In June 2002 Telefónica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Televisión channel, for US$ 12 million, giving rise to a loss of €162.78 million. This company, which was accounted for by the equity method in the Telefónica Group’s consolidated financial statements, has been excluded from consolidation.

T.P.I. Group

On February 11, 2002, Telefónica Publicidad e Información, S.A. acquired all the shares of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A. for €36.28 million. The Telefónica Group’s effective holding in this company, which continues to be fully consolidated, decreased from 97.07% to 59.90%.

Terra Group

In August Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of €10.62 million. Also, in September, Lycos Inc. sold its minority holding in the Canadian company Sympatico Lycos Inc., obtaining gains in consolidation of €8.49 million. In December the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of €2.47 million. All these companies, which were accounted for by the equity method in the Telefónica Group’s consolidated financial statements, have been excluded from the consolidated group.

e)	Information in dollars (unaudited)

The financial information expressed in U.S dollars is presented for the convenience of the readers and in based on the Noon Buying Rate in New York City for cable transfer in euros as certified for customers purposes by the Federal Reserves Bank of New York on December 31, 2002 which was 1,0485 euros for each dollar. No representation is made that euros amounts could have been, or could be, converted into U.S dollars at the rate on December 31, 2001 or at any rate.

(3)	PROPOSED ALLOCATION OF THE LOSS OF THE CONTROLLING COMPANY

The proposed allocation of 2002 loss that the Board of Directors of the Parent Company will submit for approval by the Stockholders’ Meeting is that the loss, amounting to €4,478.69 million, be offset with a charge to the following equity accounts:

Millions of Euros
Revaluation reserves	1,316.67
Voluntary reserves	1,645.80
Additional paid-in capital	1,516.22

Total allocation	4,478.69

(4)	VALUATION STANDARDS

The main valuation methods used in preparing the 2002 consolidated financial statements were as follows:

a)	Consolidation goodwill

The accompanying consolidated balance sheets include consolidation goodwill, net of amortization, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the subsidiaries consolidated or accouted for by the equity method and their underlying book values plus the unrealized gains allocable to these companies’ assets at the acquisition date.

The amortization periods are those for which the estimated income attributable to the Group of the companies at which goodwill exists is at least equal to the unamortized amount of the goodwill relating to these companies. Generally speaking, the amortization period is 20 years (see Exhibit III).

Positive consolidation differences allocable to the assets of the acquired company give rise to an increase in the related assets up to the limit of their market value, once the related appraisal has been performed.

b)	Translation methods (year-end exchange rate method)

The financial statements of the Group companies abroad were translated to euros at the exchange rates ruling at year-end, except for:

1.	Capital stock and reserves, which were translated at historical exchange rates.

2.	Income statement accounts, which were translated at the average exchange rates for the year.

The exchange difference arising from application of this method is included under the “Stockholders’ Equity—Translation Differences in Consolidation” caption in the accompanying consolidated balance sheets, net of the portion of said difference relating to minority interests, which is recorded under the “Minority Interests” caption on the liability side of the accompanying consolidated balance sheets.

The companies using accounting methods that include inflation adjustments apply the accounting standards in force in their respective countries, which consist of valuing monetary assets and liabilities at face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation from the date of inclusion of the asset or liability in the company’s balance sheet to year-end. Therefore, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the “Exchange Losses” or “Exchange Gains” captions. The amounts thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made by the year-end exchange rate method described in paragraphs 1 and 2 above.

The accompanying consolidated financial statements do not include an adjustment for inflation at the Argentine subsidiaries, although under Argentine accounting regulations these companies are required to record such an adjustment. The uniformity adjustment made is due to the fact that as of December 31, 2002, the indicators established by international accounting regulations in order to determine whether a country can be considered to be highly inflationary for the purposes of recording the adjustment for inflation were not being met. Salaries, prices and interest rates, in particular, were not tied to the CPI, and the cumulative three-year CPI increase is not close to 100%, due largely to the measures to control it taken by the government.

c)	Start-up expenses

Start-up expenses, which comprise mainly incorporation, capital increase and preopening expenses and expenses relating to initial public offerings, are recorded at cost and are amortized on a straight-line basis over five years. In 2002, as indicated in Note 1 on the Internet businesses, in accordance with the accounting principle of prudence in valuation, €56.62 million were written off with a charge to extraordinary expenses (see Note 20)

d)	Intangible assets

This caption in the accompanying consolidated balance sheets relates mainly to the following items:

Research and development expenses

These relate to the costs incurred in developing new products to be marketed or used for the Group’s own network, which are generally amortized by the straight-line method over three years from the date of completion. Costs incurred in projects which are not viable for the future are charged to the consolidated satement of operations for the year in which this circumstance becomes known.

Rights on leased assets

The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. The rights under the existing contracts, which relate mainly to computer hardware, are generally amortized on a straight-line basis over five years, which coincides with the years of useful life of the hardware.

Software licenses and developments

These items are recorded at cost and are amortized on a straight-line basis over three years.

Administrative concessions

This caption relates to the acquisition cost of the licenses for the provision of telephony services granted to the Group by various public authorities, and to the value assigned to the licenses held by certain companies at the time they were acquired by the Telefónica Group.

Amortization starts to be taken when commercial operation of these licenses commences and continues to be taken over the term thereof based on the estimated capacity to generate revenues in each period, which normally coincides with the number of lines installed or the average revenues per customer, depending on the type of services provided under the license.

The acquisition cost includes the expenses incurred directly for obtainment of these licenses and, in the case of the licenses to operate the Universal Mobile Telecommunications System (UMTS) obtained in Spain, Germany, Italy, Austria and Switzerland, the financial expenses incurred from the granting of the license through June 30, 2002, since from that date, due to the circumstances discussed in Note 1, the Group decided not to capitalize any further expenses in this connection.

As indicated in Notes 1 and 6, the Telefónica Group has taken certain decisions regarding its future strategy in the UMTS business, as a result of which it has significantly reduced the value of these licenses based on expectations of how this business activity will evolve in the future.

Other intangible assets

This caption includes, among other items, the costs incurred in acquiring capacity and rights to use other operators’ cables, mainly underwater cables. These rights are amortized over the duration of the rights acquired.

e)	Property, plant and equipment

Property, plant and equipment is carried at cost revalued pursuant to the applicable enabling legislation (see Note 7). If the regulations applicable in a particular country so require, the property, plant and equipment is valued at cost adjusted for inflation (see Note 4-b).

Cost includes external costs plus internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as a revenue under the “Capitalized Expenses of Group Work on Fixed Assets” caption.

The interest and other financial expenses incurred during the construction of property, plant and equipment in connection with the start-up of a new activity, when the construction period exceeds one year, and the exchange differences arising over this period on long-term loans to finance these assets, are generally not capitalized. No expenses were capitalized in this connection in 2002. €18.27 million were capitalized in this connection in 2001, mainly in relation to the construction of the underwater cable in Latin America, a project that was completed in 2001.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group records the necessary value adjustments to reduce the cost of each item of property, plant and equipment to its market value at each year-end, provided that the book value of the asset is not recoverable through the generation of sufficient revenues to cover all the costs and expenses, including depreciation.

An allowance must be recorded for lasting decline in value that is deemed to be reversible. This allowance will be deducted in the valuation of the asset in question; in this case the lower value will not be maintained if the causes which prompted the value adjustment have ceased to exist.

When the decline in value of the assets is irreversible and differs from the result of systematic depreciation, the loss and the decline in value of the related asset will be directly recorded.

The companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the assets, calculated in accordance with technical studies which are reviewed periodically based on technological advances and the rate of dismantling, as follows:

Years of Estimated Useful Life
Buildings and structures	25 – 50
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 25
Furniture, office equipment and other	2 – 10

The increases in value resulting from revaluations are depreciated over the years of residual useful life of the revalued assets.

f)	Long- and short-term investments

Shareholdings which were not consolidated are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1.	Listed securities:

The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2.	Unlisted securities and holdings in companies accounted for by the equity method:

The market value was taken to be the underlying book value at year-end plus the unrealized gains disclosed at the time of the acquisition and still existing at year-end.

Unrealized losses (cost higher than market value at year-end) are recorded under the “Allowances” caption.

g)	Deferred charges

This caption in the accompanying consolidated balance sheets includes mainly the following items:

Supplementary pension payments to retired employees (shortfall)

These relate to the shortfall in the provisions recorded for the commitments assumed by Telefónica de España to retired employees as of June 30, 1992. Since then, the shortfall has been allocated to income over 15 years by the straight-line method, in accordance with the communication received from the Spanish Accounting and Audit Institute (ICAC) dated March 1, 1993, at a rate of €61.59 million per year. On November 1, 1997, coverage of these commitments was externalized, and on November 1, 2002, they were adapted pursuant to Private Insurance Law 30/1995 and Royal Decree 1588/1999 approving the regulations on the instrumentation of employers’ pension commitments to employees and beneficiaries (see Notes 9 and 14).

Debt arrangement expenses

These relate to long-term debt arrangement expenses and issuance premiums on debentures and bonds and preferred shares and are amortized by the interest method on the basis of the principal amounts outstanding.

Executive loyalty-building program

This caption relates to the unaccrued costs relating to the Telefónica Group’s Top and EN-SOP stock option plans (see Notes 9 and 20).

Interest on long-term promissory notes

This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

Interest on financial lease contracts

This relates to the interest expenses on financial lease contracts, which are charged to income by the interest method (see Note 4-d).

Externalization of pension commitments

As a result of Telefónica de España’s externalization of its pension commitments pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures, Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers’ pension commitments to employees and beneficiaries, and Additional Provision Twenty-Five of Law 14/2000 on Tax, Administrative, Labor and Social Security measures for 2001, the differences arising due to the change in the actuarial assumptions needed to externalize the aforementioned commitments were recorded under the “Deferred Charges” caption (see Note 9).

h)	Inventories

Warehouse materials for installation in investment projects and consumables and replacement parts are valued at the lower of weighted average cost, adjusted by the effect of inflation in the countries whose local legislation so requires (see Note 4-b), or market.

Obsolete, defective or slow-moving inventories have been reduced to realizable value. The allowance for decline in value of inventories is recorded on the basis of inventory age and turnover.

i)	Treasury stock

Treasury stock is valued at the lower of cost, comprising the total amount paid for acquisition, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders’ Meeting to reduce capital, they are assumed to be intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. A provision was recorded with a charge to the consolidated statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned market value and the related underlying book value.

j)	Capital subsidies

Capital subsidies are valued at the amount granted and are allocated to income on a straight-line basis over a maximum period of ten years, which does not differ materially from the estimated useful life of the subsidized assets.

Most of the aforementioned subsidies were granted to Telefónica de España and the conditions under which the subsidies were granted are being met (see Note 13).

k)	Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The positive net differences in each group of currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

Exchange gains or losses arising from specific-purpose financing of foreign currency investments in investee companies to hedge the exchange risk to which these investments are exposed are recorded under the “Translation Differences in Consolidation” caption in the consolidated balance sheet.

These transactions are deemed to be hedging transactions when they meet certain requirements, most notably that the foreign currency in which the financing is denominated is the same as, or largely matches, the functional currency of the investment and of the flows generated by it, and that the timing of recognition of the anticipated revenues from dividends and management fees matches the loan repayment schedule.

l)	Pension and other commitments to employees

At year-end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing commitments that have not been externalized, based on actuarial calculations using an appropriate discount rate. The liabilities recorded under “Preretirements, Social Security Expenses and Voluntary Severances” were calculated individually and discounted to present value at a rate of 4%.

The Group’s main commitments in this connection are detailed in Note 14.

m)	Technical reserves

This caption relates mainly to the net level premium reserves, which represent the amount by which the present value of life insurance, pension and reinsurance commitments exceed the net premiums to be paid by the policyholders to the subsidiaries Seguros de Vida y Pensiones Antares, S.A. and Casiopea Reaseguradora, S.A. These reserves are credited when the commitments covered are paid.

n)	Accounts payable

Accounts payable are recorded at repayment value, except for zero-coupon debenture and bond issues, which are recorded in the consolidated balance sheet at issue value plus the related accrued interest (see Note 15).

o)	Derivatives

Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset (see Note 17).

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the consolidated statement of operations. Similarly, transactions aimed at reducing the exchange risk relating to the income contributed by Latin American subsidiaries are not treated as hedging transactions.

p)	Corporate income tax and other taxes

These captions in the consolidated statements of operations include all the debits and credits arising from Spanish corporate income tax and similar taxes applicable to the Group companies abroad.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that are not reversed in subsequent periods.

Tax relief and tax credits, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken, except in the case of investment tax credits earned since 1996, which, at the time when they are taken, are deferred over the average life of the assets which gave rise to them.

Also, pursuant to an ICAC resolution dated March 15, 2002, the Telefónica Group recorded the tax assets relating to the tax relief and tax credits not yet taken for tax purposes regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future (see Note 18).

The difference between the accrued tax expense and the tax paid is due to the above-mentioned deferral, to capitalized tax credits not yet taken and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities, provided that they have a certain reversal period (see Note 18).

q)	Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The revenues from telephony and other services are recognized on an accrual basis. Unbilled revenues from the beginning of the billing cycle to the end of each month are estimated or recorded as soon as they are known. The differences between the estimated revenues and those subsequently billed are not material and are recognized in the following period. In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Notes 10 and 20).

(5)	CONSOLIDATION GOODWILL

The variations in the “Consolidation Goodwill” caption and in the related accumulated amortization in 2002 and 2001 were as follows:

Millions of Euros
Balance at 12/31/00	7,714.80

Additions	3,018.72
Amortization	(845.19)
Write-offs	(249.00)
Net retirements	(461.93)
Net transfers	161.89
Translation differences	(210.35)

Balance at 12/31/01	9,128.94

Additions	1,121.54
Amortization	(667.49)
Write-offs	(2,259.81)
Net retirements	(277.64)
Net transfers	(236.94)
Translation differences	(444.58)

Balance at 12/31/02	6,364.02

The goodwill arising on the acquisition of companies abroad is translated to euros at the exchange rates prevailing at the time the goodwill arises, except for goodwill arising on the acquisition of companies by foreign companies, which is recorded in local currency and is affected by exchange rate fluctuations. The resulting differences are recorded under the “Translation Differences in Consolidation” caption.

Per the estimates and projections available to the directors, the projected income attributable to the Group that will be earned by the companies at which goodwill had arisen at year-end is at least equal to the unamortized balance of the related goodwill in the related periods.

The detail of the balances of the goodwill and the related accumulated amortization at each company, and of the variations therein is shown in Exhibit III.

Based on these estimates and projections, in 2001 €249 million of goodwill relating to the investment in Mediaways, GmbH was written off, and this amount is recorded under the “Extraordinary Expenses and Losses” caption in the accompanying consolidated statement of operations (see Note 20).

In 2002 the existing estimates and projections were once again reviewed, and €2,259.81 million of goodwill was written off in accordance with the accounting principle of prudence in valuation, based on the analyses made both in-house and by third parties of the projected cash flows for the coming years (see Note 20). The goodwill written off included most notably €856.66 million relating to the investment in the Terra Lycos Group (see Note 1), €530.00 million relating to the investment in Mediaways, GmbH, €154.47 million relating to the investment in I.O. Box, €173.38 million relating to the investment in Pearson Plc., €59.14 million relating to the investment in Atlanet, S.p.A. (see Note 1) and €49.65 million relating to the investment in Emergia, N.V.

The goodwill written off by the Terra Lycos Group also included the retirement of €256.67 million under the agreement entered into on May 16, 2000, by Lycos Inc., Terra Networks, S.A., Telefónica, S.A. and Bertelsmann, AG, which was subsequently amended by a new contract whereby Telefónica, S.A. replaces Bertelsman AG. In 2001 €400 million of goodwill arising in the acquisition of Lycos, Inc. were allocated to this contract, which, as mentioned, was modified. Accordingly, the signing of the new contract is the logical result, on the one hand, of the changes which have taken place in the Internet businesses, particularly as a result of the development of broadband, and, on the other, of the need to adapt the range of products and services envisaged to the specific needs of the Telefónica Group in the markets in which it is present. This certain creation of value for the Terra Lycos Group, as reflected in a study carried out by a third party, was written off in the accompanying consolidated financial statements since it was generated in the context of the Telefónica Group.

2002

The main additions to consolidation goodwill in 2002, related to the following companies:

Millions of Euros
Telefónica Móviles México Group	598.44
Brasilcel, N.V. Group	268.69
Endemol Group	89.98
Telefónica Centroamérica Guatemala	41.40
Emergia, N.V.	49.65
Other companies	73.38

Total	1,121.54

2001

The main additions to consolidation goodwill in 2001, related to the following companies:

Millions of Euros
Mediaways, GmbH	1,474.66
Endemol Group	268.61
Data Brasil Group	233.55
Grupo Corporativo del Norte, S.A.	230.51
Celular de Telefonía, S.A. de C.V.	137.86
Investees of G. Corporativo del Norte, S.A. and other companies acquired	135.14
Uno-e Bank, S.A.	130.25
Telefónica Móviles, S.A.	113.21
Portugal Telecom, S.A.	76.00
Other companies	218.93

Total	3,018.72

In 2002 there were no significant retirements of goodwill due to sales of holdings. However, due to changes in the consolidation method (see Note 2-c) there was a 50% reduction (€243.65 million) in the goodwill relating to the wireless operators in Brazil following the joint venture agreement with Portugal Telecom, S.G.P.S., S.A. leading to the formation of Brasilcel, which was proportionally consolidated at 2002 year-end.

Notable in 2001 was the retirement amounting to €265.38 million due to the sale of the investment in Cablevisión, S.A.

(6)	INTANGIBLE ASSETS

The detail of the balances of the intangible asset accounts and of the variations therein in 2002 and 2001 is as follows:

	Balance at 12/31/01	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
	Millions of Euros
Cost:
Research and development expenses	1,049.59	94.42	(0.08)	—	—	(0.64)	35.86	1,179.15
Administrative concessions	15,011.19	177.72	(9,423.12)	1,053.78	(443.57)	(246.47)	220.67	6,350.20
Rights on leased assets	137.69	10.40	(3.76)	—	—	(20.96)	(38.97)	84.40
Software licenses and developments	2,309.13	423.40	(61.84)	127.24	(49.20)	(175.38)	557.84	3,131.19
Other intangible assets	1,778.44	400.64	(119.32)	9.02	(1.49)	(145.40)	(731.25)	1,190.64

Total intangible assets, gross	20,286.04	1,106.58	(9,608.12)	1,190.04	(494.26)	(588.85)	44.15	11,935.58

Accumulated amortization:
Research and development expenses	862.72	146.01	(0.08)	—	—	(0.64)	(2.06)	1,005.95
Administrative concessions	745.22	240.03	(3.49)	97.85	(31.20)	(30.56)	(23.88)	993.97
Rights on leased assets	61.00	20.88	(4.92)	—	—	(5.27)	(41.77)	29.92
Software licenses and developments	1,133.94	603.45	(47.06)	53.43	(16.00)	(65.94)	105.32	1,767.14
Other intangible assets	504.37	123.71	(44.24)	0.43	(0.14)	(61.76)	(53.67)	468.70
Total accumulated amortization	3,307.25	1,134.08	(99.79)	151.71	(47.34)	(164.17)	(16.06)	4,265.68

Allowances for decline in value	19.65	27.56	(4.78)	2.68	—	(6.60)	1.82	40.33

Intangible assets, net	16,959.14	(55.06)	(9,503.55)	1,035.65	(446.92)	(418.08)	58.39	7,629.57

	Balance at 12/31/00	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
	Millions of Euros
Cost:
Research and development expenses	1,108.16	170.79	(6.62)	—	—	3.64	(226.38)	1,049.59
Administrative concessions	17,855.95	472.82	(35.22)	80.14	(33.84)	(157.03)	(3,171.63)	15,011.19
Rights on leased assets	150.81	27.76	(10.28)	—	—	(4.09)	(26.51)	137.69
Software licenses and developments	1,666.79	606.44	(16.09)	21.07	(8.38)	(0.96)	40.26	2,309.13
Other intangible assets	1,238.45	372.28	(89.56)	50.71	(8.01)	(44.61)	259.18	1,778.44

Total intangible assets, gross	22,020.16	1,650.09	(157.77)	151.92	(50.23)	(203.05)	(3,125.08)	20,286.04

Accumulated amortization:
Research and development expenses	717.72	174.63	(4.70)	—	—	1.40	(26.33)	862.72
Administrative concessions	507.44	247.67	(5.73)	21.26	(18.84)	(5.49)	(1.09)	745.22
Rights on leased assets	56.27	15.88	(2.93)	—	—	(1.61)	(6.61)	61.00
Software licenses and developments	740.93	402.90	(4.31)	4.55	(3.02)	1.02	(8.13)	1,133.94
Other intangible assets	302.90	188.40	(41.53)	41.59	(13.31)	(17.23)	43.55	504.37

Total accumulated amortization	2,325.26	1,029.48	(59.20)	67.40	(35.17)	(21.91)	1.39	3,307.25

Allowances for decline in value	1.80	25.29	(0.31)	—	—	(7.13)	—	19.65

Intangible assets, net	19,693.10	595.32	(98.26)	84.52	(15.06)	(174.01)	(3,126.47)	16,959.14

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Note 2-c), which affected the net inclusions and exclusions by €754.48 million and €446.90 million, respectively. Also, the inclusion of Pegaso gave rise to net inclusions of €274.13 million.

The “Administrative Concessions” caption includes mainly the following items :

•	Licenses for the provision of UMTS services in Spain, Germany and Austria acquired in 2000 and the addition in 2001 of the license granted in Switzerland. As indicated in Note 1, the “Retirements” column for 2002 includes €9,445.01 relating to the effect of the value adjustments required in intangible asset captions, including the financial costs capitalized to date. The amount capitalized in 2002 includes €96.64 million relating to the financing obtained by Telefónica and Telefónica Móviles and €68.05 million relating to the financing granted by other stockholders of the companies that hold UMTS licenses (€271.39 million and €236.39 million, respectively, in 2001). The “Transfers” column for 2001 includes the effect of accounting for IPSE 2000, which holds the UMTS license in Italy, by the equity method (see Note 2-c).

•	A 25-year concession granted by the Peruvian State to Telefónica del Perú, S.A.A. when this company was acquired in April 1994 by Telefónica Internacional.

•	Licenses to operate wireline and wireless communications services of the companies awarded in the privatization in July 1998 of the Telebras system (Telesp, Tele Sudeste and Tele Leste) and the inclusion of Telesp Celular in 2002. A portion of the price paid for these companies was assigned as an addition to the value of these assets when they were acquired. The term of these licenses is 27 years.

•	25-year DCS 1800 MHz licenses recorded at the amount paid to the Spanish Government plus the amount set aside to defray the costs relating to the radio spectrum cleaning process required for the implementation and development of these licenses.

•	Licenses for the provision of the Personal Communications Service in Argentina, which are being amortized over 20 years.

The projections that the directors have regarding business performance and the income to be generated by these concessions are at least equal to the unamortized balance thereof.

(7)	PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2002 and 2001 are as follows:

	Balance at 12/31/01	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
	Millions of Euros
Cost:
Land and structures	7,097.90	33.19	(82.23)	43.13	(19.11)	(1,073.88)	160.15	6,159.15
Plant and machinery	3,365.73	51.51	(76.38)	49.84	(25.28)	(644.61)	1,019.00	3,739.81
Telephone installations	62,975.46	298.60	(1,015.08)	1,371.18	(512.54)	(11,355.68)	1,996.96	53,758.90
Furniture, tools, etc.	3,851.74	162.99	(304.73)	146.12	(48.63)	(700.23)	24.80	3.132.06

Total property, plant and equipment in service	77,290.83	546.29	(1,478.42)	1,610.27	(605.56)	(13,774.40)	3,200.91	66,789.92
Construction in progress	3,034.89	2,159.47	(57.83)	43.52	(39.42)	(777.66)	(3,376.82)	986.15
Advances on property, plant and equipment	53.20	22.30	(2.78)	2.96	(0.17)	(7.70)	(1.66)	66.15
Installation materials	154.12	91.59	(16.42)	—	—	(47.52)	(19.14)	162.63

Property, plant and equipment, gross	80,533.04	2,819.65	(1,555.45)	1,656.75	(645.15)	(14,607.28)	(196.71)	68,004.85

Accumulated depreciation:
Structures	2,332.44	214.76	(28.94)	8.32	(2.34)	(296.93)	(107.18)	2,120.13
Plant and machinery	1,196.20	524.78	(87.54)	10.98	(12.51)	(240.74)	149.70	1,540.87
Telephone installations	37,976.28	4,176.61	(921.32)	447.30	(267.26)	(6,469.24)	275.15	35,217.52
Furniture, tools, etc.	2,327.03	453.67	(251.41)	58.88	(22.20)	(393.01)	(231.65)	1.941.31

Total accumulated depreciation	43,831.95	5,369.82	(1,289.21)	525.48	(304.31)	(7,399.92)	86.02	40,819.83

Allowances for decline in value	95.00	51.94	(52.60)	0.53	—	(8.63)	(0.87)	85.37

Property, plant and equipment, net	36,606.09	(2,602.11)	(213.64)	1,130.74	(340.84)	(7,198.73)	(281.86)	27,099.65

	Balance at 12/31/00	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
	Millions of Euros
Cost:
Land and structures	7,203.17	117.58	(11.65)	38.40	(1.48)	(475.87)	227.75	7,097.90
Plant and machinery	1,729.40	301.54	(44.08)	93.75	(19.53)	(43.11)	1,347.76	3,365.73
Telephone installations	62,140.40	1,931.93	(1,250.94)	677.09	(41.95)	(4,599.51)	4,118.44	62,975.46
Furniture, tools, etc.	3,498.37	580.25	(214.90)	145.52	(40.22)	(276.58)	159.30	3,851.74

Total property, plant and equipment in service	74,571.34	2,931.30	(1,521.57)	954.76	(103.18)	(5,395.07)	5,853.25	77,290.83
Construction in progress	5,669.76	3,551.30	(186.61)	67.35	(53.03)	(213.14)	(5,800.74)	3,034.89

Advances on property, plant and equipment	53.02	9.90	(9.96)	20.23	(20.68)	(13.27)	13.96	53.20
Installation materials	351.24	278.30	(42.17)	0.32	(6.53)	(159.41)	(267.63)	154.12

Property, plant and equipment, gross	80,645.36	6,770.80	(1,760.31)	1,042.66	(183.42)	(5,780.89)	(201.16)	80,533.04

Accumulated depreciation:
Structures	2,147.42	236.59	(5.13)	15.45	65.78	(145.60)	17.93	2,332.44
Plant and machinery	1,012.04	231.96	(24.08)	40.87	(22.45)	(56.32)	14.18	1,196.20
Telephone installations	35,974.46	5,210.54	(1,100.10)	201.15	30.88	(2,488.49)	147.84	37,976.28
Furniture, tools, etc.	2,074.89	548.01	(103.11)	88.43	(50.13)	(196.97)	(34.09)	2,327.03

Total accumulated depreciation	41,208.81	6,227.10	(1,232.42)	345.90	24.08	(2,887.38)	145.86	43,831.95

Allowances for decline in value	714.62	24.95	(669.25)	—	(0.91)	(9.26)	34.85	95.00

Property, plant and equipment, net	38,721.93	518.75	141.36	696.76	(206.59)	(2,884.25)	(381.87)	36,606.09

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Note 2-c), which affected the net inclusions and exclusions by €492.80 million and €340.75 million, respectively. Also, the inclusion of Pegaso gave rise to net inclusions of €625.50 million.

The retirements from “Telephone Installations” relate mainly to the dismantling of telephony plant (see Note 20) with a gross cost of €1,010.54 million in 2002.

Noteworthy in both 2002 and 2001 were the investments made by Group companies, mainly in wireline telephony both in Spain and Latin America and in wireless telephony, which represent most of the additions to and related subsequent transfers from the “Construction in Progress” caption.

The “Translation Differences” column includes both the effect of the variation in exchange rates on the beginning balances and the monetary adjustment applied by certain companies to their balances to adjust for inflation, in accordance with the accounting practices in their respective countries. The effect of exchange rates on the period variations is included in the appropriate column for each variation. As indicated in Notes 1 and 4-b, the effect of the devaluation of the Argentine peso and the performance of the Brazilian real in both years should be noted.

As of December 31, 2002, the following items had been fully depreciated:

	12/31/02	12/31/01
	Millions of Euros
Buildings and structures	162.65	229.37
Plant, machinery and tools	728.09	328.27
Telephone installations	15,198.67	15,716.39
Other property, plant and equipment	996.47	6,302.27

Total	17,085.88	22,576.30

Telefónica de España’s fixed assets used to provide services currently regulated by a concession cannot be mortgaged without prior administrative authorization.

The Telefónica Group companies have taken out insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

On December 31, 1996, Telefónica de España revalued its property, plant and equipment pursuant to Royal Decree-Law 7/1996. The Company had previously revalued its assets pursuant to the enabling legislation specifically applicable to Telefónica de España. The net increase in value resulting from these revaluations is being depreciated over the tax periods in the remaining useful lives of the revalued assets. The effect of this depreciation on the accompanying consolidated statement of operations is not material.

The detail, as of December 31, 2002, of the property, plant and equipment owned by consolidated Group companies located abroad is as follows:

	12/31/02	12/31/01
	Millions of Euros
Cost	27,179.93	38,680.82
Accumulated depreciation	(13,424.89)	(17,869.88)

Total	13,755.04	20,810.94

Allowances for decline in value

The telecommunications market in Spain became fully deregulated on December 1, 1998. In 1999 certain regulatory measures were adopted, the main consequence of which was to accelerate the opening up to competition of the basic telephony service in Spain. These measures include most notably the approval of reductions in the regulated rates for local, long-distance and wireline-to-wireless services, although, per Group management estimates, the envisaged increase in monthly charges will not enable the effects of the current rate imbalance to be eliminated at medium term. Also approved on the same date were significant reductions in regulated circuit lease prices, to which must be added the entry into force in 2000 of obligatory operator pre-selection and number portability. In July 1999 the general application of the prices and conditions of the Reference Interconnection Offer (RIO), of particular relevance to wireless operators, came into force. Lastly, measures were taken to bring forward the introduction of competition in the local loop through application of ADSL technology and the immediate award of radio spectrum licenses for use in the local loop (LMDS technology).

The Group has analyzed the impact at Telefónica de España of these measures on the recoverability of the value of certain assets, the investment in which was made in the past taking into account the prevailing regulatory framework, and above all, in fulfillment of the obligations for the provision of the universal service provided for in the State Contract entered into in 1991. As a result, in 1999 the Company recorded a provision of €1,322.56 million with a charge to extraordinary expenses.

In subsequent years the related allowance was revalued and reversed as the estimated losses were allocated to the consolidated statement of operations, after including in the consolidated financial statements the losses arising as a result of the difference between the revenues, expenses and depreciation relating to these assets. Accordingly, €36.83 million and €668.41 million were reversed in 2002 and 2001, respectively, and these amounts were recorded under the “Variations in Fixed Asset and Control Portfolio Allowances”. As of December 31, 2002, the allowance amounted to €3.44 million.

(8)	LONG-TERM INVESTMENTS

The detail of the balances of the long-term investments and of the related investment valuation allowances as of December 31, 2002 and 2001, and of the variations therein in the years then ended, is as follows:

	Investments in Associated Companies	Other Investments	Other Loans	Guarantees and Deposits Given	Taxes Receivable (Note 18)	Allowances	Total
	Millions of Euros
Balance at 12/31/00	2,301.63	1,382.91	1,594.09	35.84	2,666.11	(84.07)	7,896.51

Additions	353.70	30.43	656.70	273.24	1,582.81	(68.85)	2,828.03
Sale of companies	(365.65)	(10.54)	(145.87)	(19.60)	(423.83)	2.07	(963.42)
Inclusion of companies	8.63	—	34.11	0.10	9.23	—	52.07
Exclusion of companies	(2.43)	(50.14)	(25.60)	(0.02)	(39.79)	0.52	(117.46)
Translation differences	(6.70)	(3.40)	(104.80)	0.85	(98.43)	9.96	(202.52)
Losses	(376.50)	—	—	—	—	—	(376.50)
Dividends	(48.27)	—	—	—	—	—	(48.27)
Transfers	1,234.73	(478.48)	29.49	(57.43)	61.68	(178.36)	611.63

Balance at 12/31/01	3,099.14	870.78	2,038.12	232.98	3,757.78	(318.73)	9,680.07

Additions	169.84	2.36	687.81	136.77	6,919.83	(75.29)	7,841.32
Sale of companies	(10.38)	(18.09)	(292.45)	(227.24)	(978.06)	17.63	(1,508.59)
Inclusion of companies	0.40	—	236.18	2.29	17.21	—	256.08
Exclusion of companies	(4.72)	—	(48.11)	(1.45)	(34.90)	0.45	(88.73)
Translation differences	(295.91)	(30.32)	27.75	(10.34)	(265.65)	13.12	(561.35)
Losses	(527.88)	—	—	—	—	—	(527.88)
Dividends	(58.16)	—	—	—	—	—	(58.16)
Transfers	(291.14)	107.30	(424.04)	27.76	263.21	67.28	(249.63)

Balance at 12/31/02	2,081.19	932.03	2,225.26	160.77	9,679.42	(295.54)	14,783.13

The additions to and retirements from the “Investments in Associated Companies” and “Other Investments” accounts reflect the amount of the investments detailed in the variations in the consolidated Group as of December 31, 2002 and 2001, described in Exhibit II. The transfers of associated companies in 2001 relate mainly to IPSE 2000, which holds the Italian UMTS license (see Note 2-c).

The “Other Loans” caption includes the investment of the net level premium reserves of the Group’s insurance companies, mainly in government debentures, government debt securities and long-term deposits amounting to €823.44 million and €743.55 million as of December 31, 2002 and 2001, respectively, which earn average returns of between 4.52% and 5.30% (2.98% in the case of money market assets). The “Short-Term Investments—Short-Term Investment Securities” caption in the consolidated balance sheet as of December 31, 2002, includes €405.90 million (€117.71 million in 2001) recorded to cover commitments, which are accounted for as “Technical Reserves” (see Note 14).

As of December 31, 2002, the Telefónica Group had granted long-term loans totaling €811.76 million to the associated company DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), and this amount is recorded under the “Other Loans” caption. Also, the short-term “Accounts Receivable—Receivable from Associated Companies” caption included balances receivable totaling €45.50 million relating to loans and trade accounts receivable.

The “Taxes Receivable” caption includes the long-term deferred tax assets, which are grouped together under the “Long-Term Investments” caption on the asset side of the consolidated balance sheet in accordance with an ICAC Resolution on Valuation Standard 16 of the Spanish National Chart of Accounts, and the tax credits taken in the year (see Note 18).

In 2002 the Telefónica Group sold the following investments in various companies with the results detailed below:

	Percentage of Capital Stock Sold	Gain (Loss)
		Millions of Euros
Subsidiaries and associated companies:
European Telecom International, GmbH	100%	(38.79)
Uniprex Onda Cero Group	100%	35.82
Hispasat, S.A.	4.11%	26.10
Azul Televisión	100%	(162.78)
Sonda Group	25%	(1.62)
Lycos Korea	44.82%	10.62
Sympatico Lycos	27%	8.49
Other		15.04

Net loss		(107.12)

In 2001 the Telefónica Group sold the following holdings in various companies with the results detailed below:

	Percentage of Capital Stock Sold	Gain
		Millions of Euros
Dependent and associated companies:
Cablevisión, S.A.	35.86	255.92
Hispasat, S.A.	5.40	35.17
Telefónica Sistemas de Información Geográfica, S.A.	100.00	5.02
Other	—	5.98

Total		302.09

The Group and associated companies listed on stock markets are as follows:

•	Telefónica, S.A.

•	Telefónica Móviles, S.A.

•	Telefónica Publicidad e Información, S.A.

•	Terra Networks, S.A.

•	Lycos Europe, N.V.

•	Amper, S.A.

•	Compañía de Telecomunicaciones de Chile, S.A.

•	Telefónica de Argentina, S.A.

•	Telefónica del Perú, S.A.A.

•	Compañía Anónima Nacional de Teléfonos de Venezuela, C.A. (CANTV)

•	Portugal Telecom, S.A.

•	Telecomunicaçoes de Sao Paulo, S.A. (Telesp)

•	Tele Sudeste Celular Participaçoes, S.A.

•	Telesp Celular Participaçoes, S.A.

•	Tele Leste Celular Participaçoes, S.A.

•	Celular CRT Participaçoes, S.A.

•	Pearson P.L.C.

•	Infonet Services Corporation.

•	Telefónica Móviles El Salvador, S.A. de C.V.

•	Telefónica Data Brasil Holding, S.A.

•	CTC Transmisiones Regionales, S.A. (CTC Mundo)

•	Fastibex, S.A.

•	Telefónica Móviles Argentina, S.A.

•	Telefónica Holding de Argentina, S.A.

•	Telefónica Data Argentina, S.A.

•	Telefónica Data Perú, S.A.A.

•	Telefónica Móviles Perú Holding, S.A.A.

Short-term investments

This caption in the accompanying consolidated balance sheet as of December 31, 2002, includes basically the following items:

•	The investment in short-term assets of cash surpluses arising at Telefónica, which amounted to €1,274.37 million (€11.40 million in 2001), and the investments made with the net level premium reserves of the Group’s insurance companies, which amounted to €448.90 million (€276.23 million in 2001).

•	The short-term investments of the Terra Lycos Group recorded under the “Short-Term Investment Securities” caption, which amounted to €367.79 million (€591.59 million in 2001).

•	The investments relating to the Telefónica Internacional Group recorded under the “Other Loans” caption, which amounted to €493.46 million (€706.99 million in 2001).

(9)	DEFERRED CHARGES

The breakdown of the balance of this caption and the amortization schedule are as follows:

	Maturity						Balance at 12/31/02	Balance at 12/31/01
	2003	2004	2005	2006	2007	Subsequent Years
	Millions of Euros
Supplementary pension payments to retired employees (shortfall) (Notes 4-g and 14)	63.52	63.43	61.59	61.59	30.79	—	280.92	338.73
Debt arrangement expenses	5.36	38.97	33.65	24.44	17.95	99.90	220.27	119.30

Executive loyalty-building program (Notes 4-g and 20)	14.62	0.93	—	—	—	—	15.55	23.89
Interest on long-term promissory notes	7.31	7.00	7.01	7.05	7.13	23.29	58.79	69.34
Interest on financial lease contracts	2.15	1.45	0.63	0.47	0.49	7.71	12.90	13.56
Externalization of commitments (Note 4-g)	12.60	11.76	10.44	8.91	7.47	18.64	69.82	—
Other deferred charges	37.45	25.68	16.12	10.48	8.40	45.90	144.03	146.12

Total	143.01	149.22	129.44	112.94	72.23	195.44	802.28	710.94

(10)	TRADE RECEIVABLES

The detail of the balances of this caption as of December 31, 2002 and 2001, is as follows:

	Balance at 12/31/02	Balance at 12/31/01
	Millions of Euros
Trade receivables billed	3,607.81	3,005.49
Doubtful trade receivables	773.53	1,606.11
Other receivables	45.73	47.16

Services billed	4,427.07	4,658.76
Unbilled services	1,495.81	2,124.48

Trade receivables	5,922.88	6,783.24

Allowance for bad debts	(1,663.56)	(1,692.89)

Net total	4,259.32	5,090.35

The “Unbilled Services” account includes the connection, monthly and meter service charges not yet billed by the Group operators. This amount arises because these companies’ subscriber billing schedules do not coincide with December 31 (see Note 4-q).

The balance of the public-sector trade receivables in the countries in which the Group operates amounted to €352.86 million as of December 31, 2002 (€410.16 million as of December 31, 2001).

In 2002 provisions totaling €555.64 million were recorded to the allowance for bad debts.

(11)	STOCKHOLDERS’ EQUITY

The detail of the balances of equity accounts and of the variations therein in 2002 and 2001 is as follows:

	Balance at 12/31/00	Distribution of 2000 Income	Other Variations	Capital Increase	Balance at 12/31/01	Distribution of 2001 Income	Other Variations	Capital Increase	Balance at 12/31/02
	Millions of Euros
Capital stock	4,340.71	—	—	331.21	4,671.92	—	—	188.74	4,860.66
Additional paid-in capital	10,987.99	—	—	682.03	11,670.02	—	—	—	11,670.02
Revaluation reserves	3,235.66	—	—	(176.02)	3,059.64	—	—	(188.74)	2,870.90
Unrestricted reserves	3,787.48	(57.11)	(350.39)	—	3,379.98	329.65	1,106.74	—	4,816.37
Reserve for treasury stock	198.19	—	62.51	—	260.70	—	73.86	—	334.56

Other restricted reserves	657.97	—	—	—	657.97	—	—	—	657.97

Consolidation reserves	1,200.25	2,561.92	(429.30)	—	3,332.87	1,777.16	(1,239.89)	—	3,870.14
Translation differences in consolidation	(982.51)	—	(2,295.78)	—	(3,278.29)	—	(3,229.53)	—	(6,507.82)

Income (Loss) for the year	2,504.81	(2,504.81)	2,106.81	—	2,106.81	(2,106.81)	(5,576.80)	—	(5,576.80)

Total	25,930.55	—	(906.15)	837.22	25,861.62	—	(8,865.62)	—	16,996.00

The “Other Variations” column for 2002 relating to the “Unrestricted Reserves” and “Consolidation Reserves” accounts relates mainly to the dividends paid to the Parent Company by its subsidiaries.

a)	Capital stock

As of December 31, 2002, Telefónica, S.A.’s capital stock amounted to €4,860,661,286 and consisted of 4,860,661,286 fully paid common shares of a single series and of €1 par value each, all recorded by the book-entry system traded on the Spanish computerized trading system (“Continuous Market”) (in the selective “Ibex 35” Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, São Paulo and Lima Stock Exchanges.

Pursuant to Royal Decree 8/1997, the prior administrative authorization system applies to certain corporate resolutions that might be adopted by Telefónica, S.A., Telefónica Móviles, S.A. and Telefónica de España, S.A., and to certain others which may give entitlement to the direct or indirect acquisition, including third-party trusts or interposed third parties, of shares or certain assets of Telefónica, S.A., Telefónica Móviles, S.A. or Telefónica de España, S.A. The administrative authorization system will remain in force for ten years from February 18, 1997.

On June 15, 2001, the Stockholders’ Meeting authorized the Board of Directors to increase the Company’s capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of €2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2002, the Board of Directors had not made use of this authorization.

Also on June 15, 2001, the Stockholders’ Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, which were carried out in the first few months of 2002, as indicated below.

In addition, on June 15, 2001, the Stockholders’ Meeting resolved to empower the Board of Directors to issue, within a maximum period of five years, at one or several times, fixed-income securities convertible into or exchangeable for Company shares, up to a maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. As of December 31, 2002, the Board of Directors had not made use of these powers.

Furthermore, on April 12, 2002, the Stockholders’ Meeting resolved to approve two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company’s stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. Before December 31, 2002, the Board of Directors resolved to carry out the first of the two aforementioned capital increases, for a par value of €97,213,225, in January and February 2003 (see Note 23).

Also on April 12, 2002, the Stockholders’ Meeting resolved to issue fixed-income securities convertible into new Company shares and/or exchangeable for existing shares of the Company or of any of the Group companies, with disapplication of the preemptive subscription right, for a total maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. It also granted the Board of Directors the necessary powers to implement the resolution adopted by the Stockholders’ Meeting and to determine the features of the issue and capital increase not specified by the latter, including the express power to refrain from implementing, or to only partially implement, this resolution. As of December 31, 2002, the Board of Directors had not made use of these powers to implement this resolution.

In addition, on April 12, 2002, the Stockholders’ Meeting resolved to increase capital by €2,180,809 through the issuance of new common shares with additional paid-in capital of €11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefónica shares on the stock market).

Also on April 12, 2002, the Stockholders’ Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefónica.

As of December 31, 2002 and 2001, the Telefónica Group companies held the following shares of the Parent Company, Telefónica, S.A.:

	Number of Shares	Cost per Share(*)	Market Value	%
Treasury stock at 12/31/02	91,631,076	8.53€	781.61	1.88516
Treasury stock at 12/31/01	45,440,901	14.22€	646.17	0.97264

(*)	Lower of the market value of the treasury stock at year-end or the average market price in the last quarter. As indicated in Note 4-i, a drop in the market value of the shares would lead to the recording of additional provisions with a charge to consolidated income, but would not affect the total amount of consolidated equity.

In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock and 1,819,821 shares were assigned to it in the capital increases at no charge to stockholders. Also, 799,411 shares were used to acquire holdings in certain Brazilian companies from Iberdrola, S.A. (see Note 2-c), and 10,000,000 shares were sold, giving rise to a loss of €1.79 million. The average acquisition cost of the shares of treasury stock as of December 31, 2002 and 2001, was €11.65 and €14.85 per share, respectively.

The consolidated balance sheets as of December 31, 2002 and 2001, include the acquisition cost of the shares of treasury stock (€1,067.94 million and €674.73 million, respectively) net of allowances of €733.38 million and €414.03 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-i), with a charge to the consolidated statement of operations in respect of the market value of these shares (€286.33 million and €26.29 million as of December 31, 2002 and 2001, respectively) and with a charge to unrestricted reserves in respect of the amount by which the market value exceeds the underlying book value (€447.05 million and €387.74 million in 2002 and 2001, respectively). The provision recorded with a charge to the 2002 consolidated statement of operations amounted to €288.09 million (see Note 20).

The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2002 and 2001 it recorded provisions of €59.29 million and €387.74 million, respectively, with a charge to the “Unrestricted Reserves” caption on the asset side of the accompanying consolidated balance sheets to reflect the underlying book value of the treasury stock (see Note 4-i).

Variations in capital stock and additional paid-in capital in 2002

The variations in 2002 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

	Date of Share Issue	Number of Shares	Capital Stock	Additional Paid-in Capital
			Millions of Euros
Balance at December 31, 2001		4,671,915,885	4,671.92	11,670.02

Capital increase at no cost to stockholders	02/13/02	93,438,317	93.44	—
Capital increase at no cost to stockholders	04/12/02	95,307,084	95.30	—

Balance at December 31, 2002		4,860,661,286	4,860.66	11,670.02

The capital increases carried out and formalized in 2002 were as follows:

•	On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

•	On April 12, 2002, the notarial deed of formalization and execution of a further capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from April 30, 2002.

As a result of these two capital increases with a charge to unrestricted reserves, the capital stock of Telefónica, S.A. amounted to €4,860,661,286. This figure remained unchanged through December 31, 2002.

Variations in capital stock and additional paid-in capital in 2001

The variations in 2001 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

	Date of Share Issue	Number of Shares	Capital Stock	Additional Paid-in Capital
			Millions of Euros
Balance at December 31, 2000		4,340,710,735	4,340.71	10,987.99

Capital increase at no cost to stockholders	01/25/01	86,814,214	86.82	—
TIES program	02/14/01	1,123,072	1.13	4.49
TIES program	02/20/01	31,504,244	31.51	126.02
Capital increase at no cost to stockholders	04/03/01	89,203,045	89.20	—
Acquisition of wireless business in Mexico from Motorola	06/19/01	122,560,575	122.55	551.52

Balance at December 31, 2001		4,671,915,885	4,671.92	11,670.02

The capital increases carried out and formalized in 2001 were as follows:

•	In January 2001 the first of the two capital increases of Telefónica, S.A. approved by the Stockholders’ Meeting on April 7, 2000, and which the Board of Directors agreed to implement on December 20, 2000, was carried out with a charge to unrestricted reserves. Under the capital increase, 86,814,214 common shares of the Company of €1 par value each were issued, thereby increasing the capital stock by €86,814,214. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

The capital increase was executed in a public deed and registered at the Mercantile Registry on January 25, 2001, and the new shares were admitted to listing on the official markets from February 2, 2001.

•	A first capital increase at Telefónica, S.A., for a par value of €1,123,072, through the issuance of the same number of new common shares of the Company, of the same class and series and carrying the same rights as the outstanding shares, and with additional paid-in capital of €4 per share, was executed in a public deed on February 14, 2001. The new shares were fully subscribed and paid, through a monetary contribution, by the employees of several Telefónica Group companies who decided to participate in the stock option plan known as the TIES Program aimed at Group employees (see Note 20).

Following registration of the aforementioned capital increase deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 16, 2001.

•	On February 20, 2001, the notarial deed of formalization and execution of a second capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €31,504,244, was carried out through the issuance of an equal number of common shares of the same class and series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by Banco Bilbao Vizcaya Argentaria, S.A. (50%) and Caja de Ahorros y Pensiones de Barcelona “La Caixa” (50%) as the agent banks of the aforementioned TIES program (see Note 20).

Following registration at the Mercantile Registry of the public deed for this second capital increase covering the TIES Program, the new shares thus issued were admitted to listing on official markets from March 1, 2001.

•	In March 2001 the second of the capital increases at Telefónica, S.A. approved by the Stockholders’ Meeting on April 7, 2000, and which the Board of Directors agreed to implement on January 24, 2001, was carried out with a charge to unrestricted reserves. Under the capital increase, 89,203,045 common shares of the Company of €1 par value each were issued, thereby increasing the capital stock by €89,203,045. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

The capital increase was executed in a public deed on March 30, 2001, and registered at the Mercantile Registry on April 3, 2001, and the new shares were admitted to listing on the official markets from April 9, 2001.

•	On June 18, 2001, the notarial deed of formalization and execution of the capital increase at Telefónica, S.A. approved by the Company’s Stockholders’ Meeting on June 15, 2001, was executed. Capital was increased through the issuance of 122,560,575 common shares of the Company of €1 par value each, of the same series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4.50 per share; these shares were subscribed and their par value and additional paid-in capital were paid in full through a nonmonetary contribution to Telefónica, S.A. of various Mexican companies owned by the Motorola Group, which entailed the direct or indirect acquisition by Telefónica, S.A. of all the shares of Telefónica Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Baja Celular Mejicana, S.A. de C.V., and of holdings of 90% in Movitel del Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V. (see Exhibit II).

The number of issued shares subscribed and paid by the persons or entities that transferred the aforementioned Mexican cellular companies was determined by applying the following variables defined by Telefónica, S.A.’s Stockholders’ Meeting and Board of Directors’ Meeting on June 15, 2001.

•	Value of the contributed assets for the purpose of their exchange for shares of Telefónica: €2,173,742,973.96. This amount is the result of applying the U.S. dollar/euro exchange rate of US$ 0.8492/€1 prevailing on June 14, 2001, to the amount of US$ 1,857,300,000 (initial valuation), less US$ 14,123,000 (debt adjustment), plus US$ 2,765,533.49 (interest accrued through the exchange transaction date).

•	Value of the Telefónica shares to be exchanged: €17.6355 each, i.e. an amount equal to the average market price of the Company’s shares in the 20 trading sessions prior to the date on which the Stockholders’ Meeting which approved the capital increase was held (June 15, 2001).

•	Cash disbursement: €12,325,950.35, equal to 10% of the result of dividing the value of the assets by the value of each Telefónica share.

The aforementioned public deed of capital increase stated that, solely for the purpose of evidencing the full payment of the capital increase and the additional paid-in capital, pursuant to Article 133.1 of the Mercantile Registry Regulations, regardless of the criteria used to determine the exchange ratio, a total value of €674,083,162.50 was attributed to the nonmonetary contribution, which is lower than that established by the independent appraiser appointed by the Madrid Mercantile Registry, and is also lower than that used as a reference for setting the exchange ratio.

This capital increase was registered at the Madrid Mercantile Registry on June 19, 2001, and the new shares issued were admitted to listing on official markets from June 25, 2001.

b)	Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c)	Revaluation reserves

The balance of the “Revaluation Reserves” caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

The detail as of December 31, 2002 and 2001, of the balances of the revaluation reserves, which amounted to €2,870.90 million and €3,059.64 million, respectively, and of the variations therein in 2002 and 2001, is as follows:

Millions of Euros

Revaluations made from 1946 to 1987	4,478.76
Revaluation made pursuant to Royal Decree-Law 7/1996	1,357.40

Amounts used:
Capital increases from 1977 to 1986	(447.68)
Transfer to provisions in 1982	(113.16)
Single tax on revaluation, Royal Decree-Law 7/1996	(40.72)
Other variations from 1981 to 1986	(15.45)
Amount used in 1998	(1,795.07)
1999 capital increase	(188.42)

Balance at 12/31/00	3,235.66

Capital increase on January 25, 2001	(86.82)
Capital increase on April 3, 2001	(89.20)

Balance at 12/31/01	3,059.64

Capital increase on February 13, 2002	(93.44)
Capital increase on April 12, 2002	(95.30)
Balance at 12/31/02	2,870.90

The balance of the “Revaluation Reserve Royal Decree-Law 7/1996” account can be used, free of tax, to offset recorded losses which might arise in the future, and to increase capital stock. From January 1, 2007 (ten years from the date of the balance sheet reflecting the revaluations), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

d)	Consolidation reserves

The detail of the consolidation reserves as of December 31, 2002, and of the variations therein in 2002 is as follows:

	Balance at 12/31/01	Increase	Decrease	Balance at 12/31/02
	Millions of Euros
Fully consolidated companies	3,773.35	3,217.16	(2,587.86)	4,402.65
Companies accounted for by the equity method	(440.48)	69.26	(161.29)	(532.51)

Total	3,332.87	3,286.42	(2,749.15)	3,870.14

The detail of the consolidation reserve as of December 31, 2001, and of the variations therein in 2001 is as follows:

	Balance at 12/31/00	Increase	Decrease	Balance at 12/31/01
	Millions of Euros
Fully consolidated companies	1,045.78	4,727.86	(2,000.29)	3,773.35
Companies accounted for by the equity method	154.47	313.75	(908.70)	(440.48)

Total	1,200.25	5,041.61	(2,908.99)	3,332.87

The variations shown in the foregoing tables relate mainly to prior years’ retained earnings (increases) and to dividends paid and losses incurred by the companies (decreases).

The detail of the contribution made by the Group companies to the consolidated reserves is shown in Exhibit I.

e)	Translation differences in consolidation

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after elimination of intercompany transactions and balances (see Note 4-b). This caption also includes the exchange differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange risk on these investments.

The detail of the contribution made by the Group companies to the translation differences in consolidation is shown in Exhibit I.

(12)	MINORITY INTERESTS

This caption relates to the share of minority stockholders in the equity and income/loss for the year of the fully consolidated Group companies. The variations in 2002 and 2001 in the balances of this caption in the consolidated balance sheets were as follows:

Millions of Euros
Balance at 12/31/00	9,329.80

Capital contribution and inclusion of companies	215.55
Loss for the year	(271.01)
Variation in translation differences	(215.49)
Other variations	(1,130.20)
Capital reduction and exclusion of companies	(373.23)
Dividend paid	(121.87)

Balance at 12/31/01	7,433.55

Capital contribution and inclusion of companies	3,325.65
Preferred share issue	2,000.00
Loss for the year	(5,795.61)
Variation in translation differences	(990.51)
Other variations	(142.70)
Capital reduction and exclusion of companies	(108.33)
Dividend paid	(109.12)

Balance at 12/31/02	5,612.93

The detail of the balances of this caption and of the variations relating to the main Group companies is shown in Exhibit IV.

The capital contributions and inclusions of companies in 2002 relate mainly to the conversion of debt to equity at Group 3G UMTS Holding GmbH, which gave rise to an increase of €3,051.36 million in the liability relating to minority interests (see Note 19).

The balance of the “Preferred Share Issue” account relates to the share issue launched by the Telefónica subsidiary Telefonica Finance USA, LLC for €2,000 million in December 2002.

The features of this share issue were as follows:

•	Dividend: variable and non-cumulative:

•	Through December 30, 2012, the dividend will be 3-month Euribor with a maximum of 7% APR and a minimum of 4.25% APR; and

•	From that date on, 3-month Euribor plus a spread of 4% APR.

•	Dividend payment:

•	dividends will be paid quarterly in arrears.

•	payment of dividends is conditional upon the Telefónica Group having reported consolidated net income.

•	Term: perpetual, with the option for the issuer of total or partial early redemption, from December 30, 2012, and at face value, of the shares issued.

•	Remuneration: preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

•	Guarantee: irrevocable joint and several Telefónica, S.A. guarantee.

•	Voting rights: none

The balance of the “Loss for the Year” account in 2002 includes most notably the losses amounting to €874.38 million and €4,580.32 million incurred in the year by the Terra Lycos Group and the Telefónica Móviles Group, respectively, and attributed to the minority stockholders of these groups (see Note 1).

(13)	DEFERRED REVENUES

The detail of the balances of this caption in the accompanying consolidated balance sheets and of the variations therein in 2002 and 2001 is as follows:

	Capital Subsidies	Exchange Gains	Accrual of Investment Tax Credit (Note 18)	Other	Total
	Millions of Euros
Balance at 12/31/00	368.25	4.23	160.83	908.70	1,442.01

Additions	12.88	60.85	0.05	231.15	304.93
Transfers and other variations	0.01	(0.51)	4.67	(3.19)	0.98
Allocation to income	(80.03)	(63.02)	(63.63)	(395.49)	(602.17)

Balance at 12/31/01	301.11	1.55	101.92	741.17	1,145.75

Additions	0.96	36.51	91.88	99.73	229.08
Transfers and other variations	(0.21)	4.71	(0.65)	(201.50)	(197.65)
Allocation to income	(63.79)	(39.31)	(36.09)	(157.53)	(296.72)

Balance at 12/31/02	238.07	3.46	157.06	481.87	880.46

The “Other” caption includes €143.80 million and €225.00 million as of December 31, 2002 and 2001, respectively, relating to the revenue to be collected in the five years following 1999 for the future deduction at Telesp of amortization of goodwill, which is tax deductible at that company.

The “Other” caption in the foregoing table also includes €186.41 million and €318.69 million as of December 31, 2002 and 2001, respectively, as a result of the negotiations between certain Brazilian subsidiaries and their employees, which disclosed the possibility of allocating to income over the remaining years of working life of the employees covered by the new pension plan the amounts provisioned in previous years under the terms and conditions then prevailing. The revaluation of the terms existing at 2002 and 2001 year-end in connection with these employees led to the allocation in 2001 of €172.16 million to the “Extraordinary Revenues” caption in the consolidated statement of operations (see Note 20).

This caption also includes €101.45 million as of December 31, 2002, relating to the amounts collected by Telefónica de España and Emergia from other operators for the use of underwater cable systems.

Capital subsidies

The detail of the capital subsidies not yet allocated to income is as follows:

Grantor	12/31/02	12/31/01
	Millions of Euros
Official agencies, autonomous community governments, provincial and municipal governments and other	49.58	70.42
EU-
STAR Programme	4.19	10.39
ERDF Programme	6.57	10.56
IRTA Programme	0.70	2.34
ERDF 94/95 Operating Programme	169.99	199.96
Other	7.04	7.44

Total	238.07	301.11

(14)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balances of the provisions for contingencies and expenses and of the variations therein in 2002 and 2001 is as follows:

	Balance at 12/31/00	Provisions	Amounts Used	Incl. of Companies	Other	Balance at 12/31/01	Provisions	Amounts Used	Incl. of Companies	Transfers and Other	Balance at 12/31/02
	Millions of Euros
Provision for supplementary pension payments to retired employees (Note 9)	382.05	23.52	(108.03)	—	—	297.54	15.89	(0.43)	—	(313.00)	—
Group insurance	101.55	10.48	(0.95)	—	—	111.08	12.04	(1.40)	—	(112.68)	9.04
Provision for preretirement, social security expenses and voluntary severance	4,000.21	220.91	(731.80)	—	—	3,489.32	222.41	(428.76)	—	(2,148.95)	1,134.02
Technical reserves (Note 4-m)	892.12	61.55	—	—	—	953.67	17.24	(258.34)	—	2,574.68	3,287.25
Provision for pension funds of other companies	235.96	19.89	(4.03)	0.05	(70.00)	181.87	22.54	(28.33)	—	(53.98)	122.10
UMTS provision	—	—	—	—	—	—	2,371.46	(72.49)	—	—	2,298.97
Other provisions	1,275.91	174.63	(589.90)	(0.01)	(31.41)	829.22	348.93	(73.78)	60.46	(1.30)	1,163.53

Total	6,887.80	510.98	(1,434.71)	0.04	(101.41)	5,862.70	3,010.51	(863.53)	60.46	(55.23)	8,014.91

The main provisions and commitments to employees recorded under this caption in the accompanying consolidated balance sheets are as follows:

Supplementary pension payments to employees who retired before June 30, 1992

On July 8, 1992, Telefónica reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP. Once the aforementioned supplementary pension payments have been quantified, they become fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children.

In accordance with an actuarial study conducted by Telefónica, applying GRM-F80 tables and an assumed interest rate of 8%, as of June 30, 1992, the discounted present value of the commitments amounted to €793.49 million, and this amount was recorded under the “Provisions for Contingencies and Expenses” caption. Through that date, the Company had recorded provisions totaling €86.28 million in this connection. The resulting underprovision (€707.21 million) was recorded under the “Deferred Charges” caption and has been allocated to income since that date by the straight-line method over 15 years, the estimated average remaining life of the retired employees (1992-2007). Subsequently, in 1996 and 1997, the assumed interest rate was reduced to 6.3% and the necessary provision was recalculated accordingly. As of December 31, 2002, the amount yet to be charged to income was €277.14 million (€338.73 million in 2001) (see Note 9).

In accordance with Private Insurance Law 30/1995, on November 1, 1997, these commitments were externalized through an insurance policy (which was adapted before November 16, 2002, pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures and Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers’ pension commitments to employees and beneficiaries) taken out with the Group company Seguros de Vida y Pensiones Antares, S.A.

Group life insurance (internal allowance for survivorship benefits)

Serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefónica de España has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%. Most of these commitments were externalized in 2002. As of December 31, 2002 and 2001, this provision amounted to €9.04 million and €111.08 million, respectively.

Provisions for preretirements, early retirements, social security expenses and voluntary severances of Telefónica de España employees

In order to adapt to the competitive environment, in prior years Telefónica implemented preretirement, early retirement and technology renewal plans in order to adapt its cost structure to the new environment and took certain strategic decisions relating to its sizing and organization policy.

Against this backdrop, as a result of the agreements reached individually with the Telefónica de España employees, a total of 11,273 and 6,062 employees left the company in 1999 and 2000, respectively.

In 2001 provisions of €220.91 million for adjusting to present value were recorded, and payments totaling €731.80 million were made. Accordingly, the provision for preretirements and early retirements recorded as of December 31, 2001, covered all the obligations assumed in this connection.

In November 2002 the Company’s preretirement and early retirement commitments to employees under labor force reduction plans were externalized through a policy taken out with Antares. This caption continues to include the liabilities relating to severances of Telefónica de España employees and to the Special Social Security Agreement, the main features of which are explained in Note 4-l.

Technical reserves

This caption includes the reserves recorded by the Group’s insurance companies. As indicated in various sections of these notes to consolidated financial statements, in November 2002, pursuant to prevailing legislation, various of Telefónica de España’s commitments to its employees were externalized to the Group company Seguros de Vida y Pensiones Antares, S.A. The “Transfers” column in the “Provisions for Contingencies and Expenses” table shown above includes the effect of transferring these Telefónica de España commitments and obligations to the insurance company’s accounts. As of December 31, 2002, the main items and amounts included under the “Technical Reserves” caption were as follows:

Millions of Euros
Supplementary pension payments for retired personnel	579.05
Group life insurance	125.62
Preretirements and early retirements	2,407.67
Other technical reserves	174.91

Total	3,287.25

The companies that still have these commitments calculated the amounts to be provisioned at 2002 year-end using actuarial assumptions pursuant to current legislation, including most notably the ERM/F-2000 mortality tables and a floating interest rate of between 2.80% and 4% for the most significant figures, based on the related hire dates.

Provision for the pension funds of other companies

The subsidiary Telecomunicações de São Paulo, S.A. (Telesp) has had various pension plan and medical insurance commitments to its employees since 2000, the year in which these commitments were negotiated and converted into defined-contribution plans. Substantially all of this company’s serving employees availed themselves of these plans. As of December 31, 2002, the provision recorded in this connection amounted to €74.12 million.

As of December 31, 2002, this caption also included an amount of €36.83 million relating to Telefónica de Argentina, S.A.’s commitments to its employees.

The variations in the “Other” column in 2002 and 2001 relate mainly to translation differences.

UMTS provisions

As indicated in Note 1 in relation to the value adjustments performed on UMTS licenses, this caption includes most notably a provision of €2,371.46 million. As of December 31, 2002, the balance of this caption, net of the amounts used in the year, was €2,298.97 million.

Other provisions

The balance of this caption as of December 31, 2002, includes various provisions recorded by the Telefónica Group companies, including most notably €120.01 million from the Telefónica Internacional subgroup relating to provisions for severance costs for the employees’ years of service at the respective companies, in accordance with the legislation applicable in each country or with the contractual agreements entered into (€272.00 million as of December 31, 2001), and €158.40 million from Telefónica de España relating to the accrued amount of long-service bonuses paid to personnel after 25 years of service (€141.54 million in 2001).

Also, certain Group companies, mainly those forming part of the Endemol Group, when investing in other companies make payment of part of the agreed price conditional upon compliance by the acquired company with some related future goal, in most cases increased revenues, the obtainment of income, etc. Since a part of the acquisition price is therefore not fixed, each year the necessary estimates are made to evaluate the possible liabilities inherent to these transactions. As of December 31, 2002, the amounts provisioned in this connection, €202.48 million and €38.59 million, were recorded under the long-term “Provisions for Contingencies and Expenses” and “Short-Term Provisions for Contingencies and Expenses” captions, respectively.

Lastly, the provisions and the amounts used recorded in 2002 and 2001 under the “Other Provisions” caption include, inter alia, the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, the contingencies deriving from their respective business activities and the risks arising from commitments acquired in other transactions.

(15)	DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

The variations in the years ended December 31, 2002 and 2001, in the balances relating to debentures, bonds and other marketable debt securities were as follows:

	Issues
	Non- Convertible Euro	Non- Convertible Foreign Currency	Promissory Notes and Commercial Paper	Total
Balance at 12/31/00	4,836.02	10,104.97	451.53	15,392.52

New issues	2,189.52	1,600.51	3,754.31	7,544.34
Redemptions, conversions and exchanges	(1,131.86)	(1,995.04)	(2,486.20)	(5,613.10)
Inclusion of companies	—	16.25	—	16.25
Adjustments and other variations	119.21	(414.60)	(39.37)	(334.76)

Balance at 12/31/01	6,012.89	9,312.09	1,680.27	17,005.25

New issues	230.00	53.98	3,777.64	4,061.62
Redemptions, conversions and exchanges	(152.24)	(807.54)	(4,014.59)	(4,974.37)
Inclusion of companies	—	—	637.81	637.81
Adjustments and other variations	70.85	(1,312.30)	(182.96)	(1,424.41)

Balance at 12/31/02	6,161.50	7,246.23	1,898.17	15,305.90

Maturity:
Long term	5,911.48	6,440.02	617.72	12,969.22
Short term	250.00	806.20	1,280.48	2,336.68
Unmatured accrued interest	288.95	—	—	288.95

The main issues in 2002 were as follows:

	Date	Face Value	Currency	Maturity	Interest Rate
		(Millions)
Note	04/11/02	100	Euros	2003	4.08% (discount)
Note	04/19/02	50	Euros	2005	(a)
FRN	06/18/02	80	Euros	2004	Floating Eonia + 0.30%

(a)	Structured issue with a final interest rate of 3-month Euribor + 0.40%.

The main issues in 2001 were as follows:

	Date	Face Value	Currency	Maturity	Interest Rate
		(Millions)
Notes	07/09/01	30,000	Yen	2003	Floating Libor (0.22%)
Notes	07/12/01	22,000	Yen	2002	0.15%
Notes	09/12/01	50,000	Yen	2002	0.04%
Notes	10/30/01	2,000	Euros	Tranches (a)	—
Notes	08/20/01	150	Euros	2003	Floating Eonia (0.26%)
Notes	07/25/01	39.5	Euros	2004	4.91%

(a)	Amount	Maturity	Interest Rate
Tranche 1	€1,000 million	2004	Floating 3 month Euribor + (0.70%)
Tranche 2	€1,000 million	2006	5.13%

The debentures and bonds are shown in greater detail in Exhibit V.

Corporate promissory notes

The features of the main corporate promissory note issue program as of December 31, 2002, are as follows:

Limit Outstanding	Addressed to:	Face Value	Method of Sale
Millions of Euros		Euros
2,000	Participating entities	1,000	Monthly auctions
		1,000,000	Specific transactions

Commercial paper

The features of Telefónica Europe, BV’s commercial paper issue program are as follows:

Limit Outstanding	Addressed to:	Face Value	Method of Sale
Millions of Euros
2,000	Investors	US$ 500,000	Specific transactions
		€500,000	Specific transactions
		¥100,000,000	Specific transactions
		£100,000	Specific transactions

Also, as of December 31, 2002, Telefónica del Perú, S.A.A. had a commercial paper issue program with a maximum limit outstanding of US$ 180 million. The commercial paper relating to this issue was sold in specific transactions.

(16)	PAYABLE TO CREDIT INSTITUTIONS

The detail of the accounts payable to credit institutions is as follows:

	Balance at 12/31/02			Balance at 12/31/01
	Short Term	Long Term	Total	Short Term	Long Term	Total
	Millions of Euros
Corporate promissory notes	7.09	106.56	113.65	7.23	113.65	120.88
Loans and credits	2,198.44	3,569.39	5,767.83	4,254.85	3,307.05	7,561.90
Foreign currency loans	1,867.14	3,236.99	5,104.13	1,901.46	4,658.38	6,559.84

Total	4,072.67	6,912.94	10,985.61	6,163.54	8,079.08	14,242.62

As of December 31, 2002, the average interest rates on the corporate promissory notes, loans and credits and foreign currency loans were 13.52%, 3.46% and 2.12%, respectively. These percentages do not include the effect of the hedging transactions performed by the Group.

The most significant financial transactions in 2002 and 2001 were as follows:

	Amount	Currency	Date	Maturity
	(Millions)
BBK loan	100.00	Euro	03/26/02	03/26/04
Drawdown of syndicated loan (Tranche B)	1,500.00	Euro	08/27/02	08/27/03
Citibank loan	128.00	U.S. Dollar	03/20/01	12/21/01
BBVA loan	115.00	U.S. Dollar	12/21/01	07/02/06
BBVA loan	105.00	U.S. Dollar	03/20/01	11/21/02

The main repayments made in 2002 and 2001 were as follows:

	Amount	Currency	Date
	(Millions)
Drawdown of syndicated loan (Tranche A)	1,915.43	Euro	08/27/02
Qualcomm loan	433.96	U.S. Dollar	11/10/02
BBVA loan	103.44	U.S. Dollar	11/21/02
Citibank loan	127.40	U.S. Dollar	12/21/01
Citibank loan	100.00	U.S. Dollar	12/28/01

The claimability of certain financing arranged by various Telefónica Group companies may be subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these consolidated financial statements.

The scheduled maturities for repayment of the debt as of December 31, 2002, were as follows:

	2003	2004	2005	2006	2007	Subsequent Years	Total
	Millions of Euros
Corporate promissory notes	7.09	6.92	6.74	6.57	6.37	79.96	113.65
Loans and credits	2,198.44	1,159.41	917.05	1,029.90	195.22	267.81	5,767.83
Foreign currency loans	1,867.14	1,339.18	625.64	324.68	189.48	758.01	5,104.13

Total	4,072.67	2,505.51	1,549.43	1,361.15	391.07	1,105.78	10,985.61

As of December 31, 2002, the Telefónica Group had financing sources of various types exceeding €8,000 million and the possibility of negotiating the maturity dates of various of the existing financing commitments and, accordingly, any need of the Group arising from its short-term commitments is adequately covered.

Foreign currency loans

The detail of the foreign-currency loans as of December 31, 2002 and 2001, is as follows:

	Outstanding Balance
	Foreign Currency		Euros
Currency	12/31/02	12/31/01	12/31/02	12/31/01
	(in Millions)
U.S. dollars	4,657	4,860	4,441.36	5,454.30
Brazilian reais	512	—	138.15	—
Swiss francs	11	21	7.35	14.50
Argentine pesos	54	48	15.34	31.67
Bolivares	10,684	4,227	7.34	6.25
Yen	40,644	18,629	326.75	158.99
UF	206	129,144	27.35	221.36
New soles	315	583	85.45	189.75
Colones	—	3,077	—	1.52
Swaps	—	—	—	366.72
Pounds sterling	25	19	38.34	31.77
Mexican pesos	—	571	—	70.14
Other currencies	—	—	16.70	12.87

Total for the Group			5,104.13	6,559.84

(17)	DERIVATIVES

In 2002 the Group continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2002, the total outstanding balance of hedging transactions arranged to eliminate balance sheet exposure to interest rate and exchange risks was €36,909.02 million (€39,430.49 million as of December 31, 2001), of which €18,431.37 million related to interest rate risk and €18,100.61 million to exchange risk (€18,444.25 million and €20,537.39 million as of December 31, 2001, respectively) (see Exhibit VI).

Most of the derivatives transactions are assigned directly to individual asset or liability positions on the consolidated balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Group. The net financial expense incurred in 2002 in relation to these transactions amounted to €141.50 million.

(18)	TAX MATTERS

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. 67 companies formed the consolidated tax group in 2002.

Deferred tax assets and liabilities

The detail as of December 31, 2002 and 2001, of the Telefónica Group’s deferred tax assets and liabilities, and of the variations therein in 2002 and 2001, is as follows:

	Deferred and Other Tax Assets		Deferred Tax Liabilities
	Short Term	Long Term	Short Term	Long Term	Intercompany Long Term
	Millions of Euros
Balance at December 31, 2000	152.68	2,666.11	3.36	1,334.57	54.85

Reversal	(100.32)	(423.83)	(4.70)	(622.49)	(2.75)
Arising in the year	224.85	1,582.81	241.51	525.65	6.37
Net international variations	—	(98.43)	—	—	—
Inclusion/Exclusion of companies and other	(1.94)	31.12	—	244.72	0.16

Balance at December 31, 2001	275.27	3,757.78	240.17	1,482.45	58.63

Reversal	(213.86)	(995.88)	(189.00)	(150.80)	(1.67)
Arising in the year	238.43	6,576.84	90.87	367.55	8.05
Net international variations	15.03	(120.89)	—	(186.48)	—
Inclusion/Exclusion of companies and other	(4.77)	118.58	(10.48)	71.35	(19.62)

Balance at December 31, 2002	310.10	9,336.43	131.56	1,584.07	45.39

The balance of the “Long-Term Investments—Taxes Receivable” caption, which amounts to €9,679.42 million (see Note 8), includes, in addition to the deferred and other tax assets shown in the foregoing table, an amount of €342.99 million relating to tax credits recorded as indicated below.

The deferred intercompany taxes relate to the differences arising from the elimination of unrealized gains on intercompany transactions, plus the cumulative differences between the net tax payable reported in the Telefónica Group’s consolidated corporate income tax return and the sum of the net tax charges per the individual corporate income tax returns of the Telefónica Group companies.

In 2001 the income that qualified for tax deferral due to reinvestment in prior years was reversed, since the Group availed itself of a new tax credit for reinvestment of extraordinary income pursuant to Transitional Provision Three of Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, which increased the Group’s taxable income by €1,359.72 million.

Taxes payable and taxes receivable

The detail of the “Other Nontrade Payables—Taxes Payable” and “Accounts Receivable—Taxes Receivable” captions as of December 31, 2002 and 2001, is as follows:

	Balance at 12/31/02	Balance at 12/31/01
	Millions of Euros
Taxes payable:
Personal income tax withholdings	106.77	96.00
VAT and Canary Islands general indirect tax	241.73	160.26
Corporate income tax	38.98	113.97
Accrued social security taxes	177.28	155.38
Deferred tax liabilities	131.56	240.17
Foreign taxes	331.71	825.34
Other	20.49	33.03

Total	1,048.52	1,624.15

	Balance at 12/31/02	Balance at 12/31/01
	Millions of Euros
Taxes receivable:
Withholdings at source from income from movable capital	11.13	3.49

Installment payments on individual income tax returns	6.04	25.23
Foreign withholding tax	296.63	155.75
Corporate income tax refundable	109.50	66.63
Taxes, surcharges and other payments recoverable	31.69	42.28
Deferred tax assets	310.10	275.27
VAT and Canary Islands general indirect tax	52.28	116.16
VAT deductible	107.97	70.66

Foreign taxes	130.03	1,322.01

Total	1,055.37	2,077.48

Reconciliation of the income/loss per books to the tax base for corporate income tax purposes and determination of the tax expense/revenue

The reconciliation of the income/loss per books to the tax base for corporate income tax purposes as of December 31, 2002 and 2001, and the determination of the corporate income tax expense/revenue and the net tax payable/refundable for the two years are as follows:

	2002	2001
	Millions of Euros
Income (Loss) per books	(14,601.06)	2,033.88
Permanent differences	(1,880.14)	(3,980.06)
Timing differences	2,169.86	2,079.40

Tax base	(14,311.34)	133.22

Gross tax payable	(5,008.97)	46.63
Tax credits and tax relief	(409.41)	(278.79)
Unrecorded tax assets	485.82	—

Corporate income tax payable (receivable)	(4,932.56)	(232.16)

Tax effect of timing differences and deferred revenues	(705.70)	(719.66)
Consolidation adjustments	2,299.66	139.68
Spanish corporate income tax expense	(3,338.60)	(812.14)
Recognition of deferred tax liabilities in consolidation	(1.99)	(4.18)
Accrued foreign taxes and other	111.94	1,014.40

Total income tax	(3,228.65)	198.08

The Spanish corporate income tax expense includes a revenue of €2,837.16 million relating to tax assets that arose as a result of the value adjustments made on the UMTS licenses (see Note 1).

The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of consolidation goodwill (see Note 5) and the results attributable to associated companies.

The main timing differences in 2002 arose from the investment valuation allowances recorded by the individual companies for the amounts yet to be allocated to income in connection with their equity investments. Noteworthy in 2001 was the inclusion in the tax base of gains on fixed asset disposals which qualified for reinvestment deferral in prior years, and the allowance for decline in value of tangible fixed assets.

The “Consolidation Adjustments” account includes the eliminations made to adjust the consolidated income tax expense to the transactions reflected in the consolidated statement of operations. These eliminations relate basically to the tax effect recognized in the individual financial statements in connection with the provision to the investment valuation allowance eliminated in consolidation.

In 2001 the tax Group took tax credits totaling €371.99 million. In 2002, although no tax credits were taken since the tax Group incurred a tax loss, an asset of €342.99 million was recorded pursuant to the resolution of the Spanish Accounting and Audit Institute (ICAC) dated March 15, 2002 (see Note 4-p). The amount of the tax credits taken by the other non-tax Group companies in 2002 was not material.

As of December 31, 2002, the Telefónica tax group had €599.78 million (€567.95 million in 2001) of unused tax credits, relating mainly to 1999 (€131.33 million), 2000 (€144.47 million),

2001 (€246.45 million) and 2002 (€77.53 million). The aforementioned amount includes €342.99 million of tax credits recorded under the “Long-Term Investments—Taxes Receivable” caption. These tax credits, which were reflected for accounting purposes as indicated in the preceding paragraph, relate basically to tax credits for investments in fixed assets and R&D expenses. Of this amount, €254.89 million were recorded as a revenue under the “Corporate Income Tax” caption and the remaining €88.10 million are recorded under the “Deferred Revenues” caption (see Note 13).

The tax losses available for carryforward in Spain at the main Group companies total €16,911.80 million, of which €14,410.74 million and €1,212.80 million were incurred in 2002 and 2001, respectively, and the remainder relates mainly to 2000. These tax losses can be offset within 15 years. €14,537.63 million of these tax losses were capitalized, giving rise to a tax asset of €5,088.17 million, which was recorded under the “Long-Term Investments—Taxes Receivable” caption.

Also, Telefónica Móviles, S.A. is assessing the possibility of making a negative adjustment of €2,137.24 million in its corporate income tax settlement arising as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differed from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. As of the date of preparation of these consolidated financial statements, no accounting effects in relation to these holdings had been considered.

As indicated in Note 1 and based on an analysis of its future earnings expectations, in 2002 the Terra Networks Group, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially wrote off the tax assets recorded for prior years. The effect on the accompanying consolidated statement of operations, an expense of €272.59 million, was recorded under the “Corporate Income Tax” caption. This amount was calculated taking into account the reversal of deferred tax liabilities recorded in prior years that was performed to avoid the duplication of tax assets. Noteworthy in this connection is the fact that once the effect of the losses attributed to minority interests is taken into account, this expense does not have a material effect on the Telefónica Group’s consolidated net loss for 2002.

On September 25, 2002, tax audits commenced at several of the companies included in tax Group 24/90 of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). No material liabilities are expected to arise as a result of the reviews currently being performed by the tax inspection authorities.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax review currently in progress, the tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax, nonresident income tax and VAT; and the years since 2001 for corporate income tax.

The variations in the accrual of the investment tax credits are shown in Note 13.

(19)	LONG-TERM DEBT—OTHER PAYABLES AND CURRENT LIABILITIES—OTHER NONTRADE PAYABLES

The “Long-Term Debt—Other Payables” caption, which is nonfinancial, included €2,983.53 million as of December 31, 2001, relating to accounts payable by certain Group companies to their other stockholders for the acquisition of UMTS licenses. These accounts payable and the interest accrued thereon were capitalized in 2002 (see Note 12).

The detail of the balances of the “Current Liabilities—Other Nontrade Payables” caption in the consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

	Balance at 12/31/02	Balance at 12/31/01
	Millions of Euros
Accrued expenses payable	101.75	767.08
Group company dividends payable	54.09	68.48
Exchange of telephone service with other operators	78.97	44.31
Guarantees and deposits	159.25	55.57
Compensation payable	322.79	294.57
Other nonfinancial nontrade payables	524.00	752.77

Total	1,240.85	1,982.78

(20)	REVENUES AND EXPENSES

Sales and services

The detail, by business line, of net sales and services is as follows:

	12/31/02	12/31/01	12/31/00
	Millions of Euros
Wireline telephony business in Spain	10,272.11	10,220.37	10,182.92
Atento business	571.09	643.87	526.92
Telefónica Internacional business	6,954.14	10,137.37	12,583.82
Terra Networks business	599.95	689.96	303.99
Móviles business	9,449.34	8,729.95	5,249.19
Data business	1,731.41	1,849.69	920.23
Admira business	1,076.16	1,403.07	723.91
Directorios business	550.46	619.54	409.33
Instrumentality companies and other	650.40	826.33	1,158.28

Group revenues before intercompany sales	31,855.06	35,120.15	32,058.59

Intercompany sales	(3,443.76)	(4,067.55)	(3,573.09)

Total revenues from Group operations	28,411.30	31,052.60	28,485.50

Personnel expenses

The detail of the personnel expenses is as follows:

	12/31/02	12/31/01	12/31/00
	Millions of Euros
Compensation	3,561.57	3,958.37	3,713.21
Provisions to the pension allowance and other commitments to employees	121.26	103.32	103.52
Accrual for the cost of the loyalty-building programs tied to share market price	16.97	14.29	18.13
Employee welfare expenses and other	1,093.97	1,314.28	1,276.87

Total	4,793.77	5,390.26	5,111.73

Inclusion in the general social security system

Since January 1, 1992, Telefónica de España and its employees, who were formerly covered by a company employee welfare system, have been contributing to the general social security system. As a result of the inclusion of serving employees in the social security system, Telefónica de España must make additional contributions to the social security system until the year 2016, based on the serving employees’ effective contribution bases applicable at any time. These contributions consist of the payment of 2.2% of the base salary, and the related amount is recorded under the “Personnel Expenses—Employee Welfare Expenses and Other” caption. €27.23 million were recorded in this connection in 2002 (€26.09 million in 2001).

Supplementary pension plan for employees

Various Telefónica Group companies have arranged a defined-contribution pension plan pursuant to Pension Plans and Funds Law 8/1987. Under this plan, contributions of between 6.87% and 4.50% of the participating employees’ regulatory base salary (based on each employee’s respective hire date and the company in question) are made to the plan. The obligatory contribution of the participant is generally a minimum of 2.2% of the employee’s regulatory base salary. The system used is an individual and financial capitalization system.

As of December 31, 2002, 65,817 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. The contributions made by the various companies in 2002 amounted to €97.68 million.

Number of employees

	12/31/02		12/31/01
	Average	Year-End	Average	Year-End
Telefónica, S.A.	769	799	680	727
Telefónica de España Group	42,356	42,162	42,627	42,425
Telefónica Móviles Group	14,153	13,694	13,857	14,677
Telefónica Internacional Group	28,715	25,673	32,983	30,425
Telefónica Data Group	4,609	4,331	4,674	4,952
Directorios Group	2,839	2,752	2,774	2,815
Telefónica de Contenidos Group	5,712	5,574	6,623	6,698
Atento Group	49,496	49,432	47,465	49,940
Terra Group	2,762	2,455	3,133	2,907
Katalyx Group	209	197	287	220

Emergia Group	147	136	134	156
Other	5,737	5,640	5,792	5,585

Total	157,504	152,845	161,029	161,527

The figures in the foregoing table relate to the consolidated companies.

Also, the Group company Telefónica de España has filed various appeals for judicial review against the Government in connection with the monetary claim amounting to approximately €80 million relating healthcare services provided in 1999, 2000 and 2001. The claim for 2002 will be initiated once the accounts of the related entity cooperating with the Spanish National Social Security Institute have been closed.

Compensation systems tied to share market price

Telefónica, S.A. currently has in place two compensation systems tied to the market price of its shares. One of these systems (the TOP Plan) is aimed exclusively at executive personnel of Telefónica, S.A. and of several of its subsidiaries in Spain and abroad, including the executive directors of Telefónica, S.A., while the other (the TIES Program) is aimed at all the personnel of Telefónica, S.A. and its Spanish and foreign subsidiaries. Both systems were approved by the Stockholders’ Meeting held on April 7, 2000.

The subsidiaries Telefónica Móviles S.A., Telefónica Publicidad e Información, S.A. and Terra Networks, S.A. have also established their own compensation systems tied to the market price of their respective shares.

Lastly, there is a program of options on Telefónica, S.A. shares targeted at the employees of Endemol (the EN-SOP Program).

Following is a detailed account of each of these two plans:

a)	TOP Plan relating to options on Telefónica, S.A. shares targeted at executives of Telefónica Group companies

At its meeting on May 26, 1999, Telefónica, S.A.’s Board of Directors approved a compensation system tied to the market price of Telefónica, S.A.’s shares (the “TOP Plan”), through the grant of options on the Company’s shares. The term of this plan is four years and three months from the launch date (June 28, 1999).

The implementation of the Plan and the exercise and sale of the related stock option rights were approved by the aforementioned Stockholders’ Meeting of Telefónica, S.A. on April 7, 2000.

The approval and implementation of this incentive Plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Complete Prospectus, which was verified and registered in the CNMV’s Official Register on June 29, 1999; in the Continued Prospectus, which was verified and registered on June 23, 2000; and in the Specific Prospectus on the compensation systems tied to the market price of Telefónica, S.A. shares in force prior to January 1, 2000, which was verified and registered in the CNMV’s Official Register on April 18, 2000. This prospectus included a clear description of the main features of the program and of the procedures for the assignment, exercise and settlement of the options.

Also, the CNMV was notified in due time and form of the assignment of options derived from this compensation system to executive directors, general managers and persons of a similar rank of Telefónica, S.A.

The TOP Plan, which is targeted at approximately 500 beneficiary executives of several Telefónica Group companies, consists of the grant to each beneficiary covered thereby of ten 10 type-A options and ten type-B options on Telefónica, S.A. shares for every Telefónica, S.A. share assigned by each beneficiary to the Plan and which the beneficiaries must keep throughout the term of the Plan. The beneficiaries may exercise the stock option rights from the second year of the term of the Plan onwards at a rate of one-third of the total number of type-A options and one-third of the type-B options in arrears, i.e. in three equal portions in the second, third and fourth year of the Plan; the Company reserves the right to settle the Plan at each of the aforementioned maturity dates by paying the beneficiaries the result of the settlement in the form of shares or in cash. One share equals one option.

At the launch date, the exercise price of the options granted was as follows: for the type-A options, the exercise price was established on the basis of the market price of the shares when the compensation system was introduced (€46.18 per share); whereas the exercise price for the type-B options was set at the same price plus 50% (€69.27 per share). These figures related to the par value of the Telefónica, S.A. shares when the Plan was launched and, accordingly, prior to the three-way share split, consisting of three new shares for every old share, carried out in July 1999. Therefore, following this split and taking into account the antidilution clauses in the Plan, the type-A and type-B option exercise prices were €15.09 and €22.63 as of December 31, 2000, respectively; €14.50 and €21.75 as of December 31, 2001, respectively; and €13.94 and €20.91 as of December 31, 2002, respectively.

Originally 411 Telefónica Group executives were the beneficiaries of the TOP Plan (including four executive directors and nine general managers and persons of a similar rank). Consequently, although initially the TOP Plan was only partially awarded, it was established that if all the executives (approximately 500) targeted by the Plan had availed themselves of it, the total number of shares assigned to the Plan would have been 270,237 and, consequently, the total number of options granted would have been 5,404,740, prior to the aforementioned three-way share split carried out in July 1999.

Clearly, the TOP Plan provided for the possibility of assigning new options at dates subsequent to that on which it was introduced, particularly to cater for the needs which were disclosed as a result of the executive compensation policies and of new executive hirings. This possibility was expressly approved by the Stockholders’ Meeting of Telefónica, S.A. in a resolution adopted on June 15, 2001.

In October 2000 and February and April 2001 new options were assigned under the TOP Plan to a further three executive directors and to executives who had joined the Group after the launch of the Plan, or who, as a result of promotion, held positions of responsibility which carry a higher level of option assignments than that at which they joined the Plan.

The new option assignments made in October 2000 and February and April 2001 (which were expressly ratified through a resolution adopted by the Stockholders’ Meeting of Telefónica, S.A. on June 15, 2001) did not entail an extension of the TOP Plan, but rather in order to make these assignments, the remaining options that had been held by the Company throughout the term of the Plan were used. Accordingly, the terms and conditions of the options assigned on the aforementioned dates are the same as those of the TOP Plan, except for the exercise price thereof. In the case of the type-A options the exercise price was set at the Telefónica, S.A. share market price when the new assignments were approved by the competent corporate governing body.

Also, on June 15, 2001, the Stockholders’ Meeting of Telefónica, S.A. empowered the Board of Directors to make, within the total volume of options under the TOP Plan, additional assignments of options to executive directors and general managers and persons of a similar rank, provided that the maximum number of options to be assigned to each director or senior executive did not exceed 175,000 type-A options or 175,000 type-B options. In no case could the exercise price for the type-A options be lower than the market price of the Company shares when the options were granted, and in no case could the exercise price of the type-B options be lower than that amount increased by a percentage of between 25% and 50%.

On December 31, 2001 (taking into account the fact that by that date the Board of Directors had not exercised the powers granted to it, as mentioned above, by the Stockholders’ Meeting on June 15, 2001), there were 453 beneficiaries of the TOP Plan (including five executive directors of Telefónica, S.A. and ten general managers or persons of similar rank), who held a total of 14,966,640 purchase options on Telefónica, S.A. shares.

Subsequently, because, effective January 2, 2002, certain beneficiaries of the TOP Plan who work for subsidiaries of Telefónica Móviles, S.A. were included under the latter’s stock option plan known as the MOS Program, which was set up after the TOP Plan, which led to their automatic exclusion from the latter Plan because of the total incompatibility of the two Plans, the number of beneficiaries of the TOP Plan and the number of options assigned thereunder was significantly reduced. Therefore, as of that date (January 2, 2002) there were 335 beneficiaries of the TOP Plan (including four executive directors of Telefónica, S.A. and ten general managers or persons of similar rank), who held a total of 12,158,820 purchase options on Telefónica, S.A. shares.

In January 2002 the Board of Directors, exercising the powers granted to it by the aforementioned Stockholders’ Meeting on June 15, 2001, resolved to assign options under the TOP Plan to several Telefónica Group executives, for which purpose unassigned options included within the total volume of options initially approved for the Plan were used. The beneficiaries of this assignment included three general managers or persons of similar rank.

At year-end 2002, there were 324 beneficiaries (participants) of the TOP Plan, who held a total of 13,066,516 purchase options on Telefónica, S.A. shares. These TOP Plan beneficiaries (participants) included 4 executive directors of Telefónica, S.A. and 13 general managers and persons of similar rank.

In order to cover the risks and economic obligations derived from the TOP Plan, the

Group arranged hedging contracts with BBV and Argentaria, at a maximum total cost for the Telefónica Group of €72.12 million. €13.70 million of this cost have not yet been taken to income (see Note 9).

b)	Telefónica, S.A. stock option plan targeted at all the employees of certain Telefónica Group companies (“TIES Program”)

On February 23, 2000, the Board of Directors of Telefónica, S.A. approved the establishment of a new compensation system tied to the market price of the Company’s shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefónica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

The aim of the TIES Program is identical to those achieved by other similar programs implemented in the past by Telefónica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefónica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefónica, S.A. shares under highly favorable terms and conditions.

In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders’ meeting of Telefónica, S.A. approved two capital increases with disapplication of preemptive subscription rights, for a par value of €1,197,880 and €31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new shares, respectively, of €1 par value each, with additional paid-in capital of 400% of the par value.

Telefónica, S.A. duly registered separate prospectuses for the aforementioned capital increases, which were verified by the Spanish National Securities Market Commission (CNMV) on November 16, 2000 and February 16, 2001, respectively. It was clearly explained therein which options could be exercised in each tranche, and the procedures for exercising and settling these options.

The main features of the TIES Program are as follows:

1.	Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

2.	Issue price: €5.

3.	Maximum no. of shares under option assigned to beneficiaries: 31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

4.	Method of assignment of shares under option: depends on the appreciation of Telefónica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica, S.A. initially acquired. The initial reference value was set at €20.5 per share.

5.	Exercise price: €5.

At its meeting on June 28, 2000, the Board of Directors of Telefónica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors’ Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefónica, S.A. in order to become beneficiaries of the TIES Program.

Subsequently, on November 29, 2000, the Board of Directors of Telefónica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefónica indicated above was executed. The par value of the capital was increased by €1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

On February 20, 2001, the notarial deed of formalization and execution of the second capital increase to cater for the TIES Program was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

On December 31, 2002, 75,842 persons were participating in the TIES program, who held a total of 29,956,042 purchase options on Telefónica, S.A. shares.

c)	Telefónica Móviles, S.A. stock option plan (“MOS Program”)

On October 26, 2000, the Special Stockholders’ Meeting of Telefónica Móviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company’s obligations to the beneficiaries of the plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Stockholders’ Meeting of Telefónica Móviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty-building of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders’ Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1.

The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles directly or indirectly, during the term of the plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation.

2.	There are three types of option:

•	Type-A options, with an exercise price of €11.

•	Type-B options, with an exercise price of €16.5.

•	Type-C options, with an exercise price of €7.235.

Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

3.	The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles for every 20 options assigned to them.

4.	Each option, regardless of type, will entitle its holder to receive one share of Telefónica Móviles, S.A.

5.	The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were granted (January 2, 2002).

6.	At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option exercise price, or (ii) through cash differences.

The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and included the Telefónica Móviles Group companies and new employees who fulfilled the requirements envisaged in the plan. The total number of beneficiaries of the MOS Program is currently 12,379. Of these beneficiaries, one is an executive director of Telefónica Móviles, S.A. and eight are general managers or similar executives.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Stockholders’ Meeting on October 26, 2000, through the issuance of 21,445,962 shares of €0.50 par value each, which were subsequently subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and purchase option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a purchase option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

The implementation of this Telefónica Móviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefónica Móviles, S.A. to provide coverage for the Program were notified to the CNMV and published in the Abridged Prospectus, which was verified and registered in the CNMV’s Official Register on November 2, 2001

d)	Telefónica Publicidad e Información, S.A. stock option plan (TPI)

Telefónica Publicidad e Información, S.A. (TPI) has set up a stock option plan on TPI shares targeted at TPI executives and employees who, provided they meet the preestablished requirements, wish to participate in and be beneficiaries of the plan. A given number of TPI shares must be bought by the executives and employees for their own account on the market and must be held for the whole term of the plan.

The TPI stock option plan consists of granting to each beneficiary thereof 15 options to purchase shares of Telefónica Publicidad e Información, S.A. for every share assigned to the plan. The stock option plan had been partially assigned as of December 31, 2002.

Of the total number of TPI stock options issued, and taking into account that split of TPI’s shares on June 19, 2000 (7,212,147 shares representing approximately 2% of the total capital stock), as of December 31, 2002, 4,697,400 options had been assigned.

The beneficiaries may exercise the rights under the plan from the first half of November 2001 at a rate of one-third each year in arrears from the following year (2001, 2002 and 2003), except in the case of one executive hired in April 2001, for whom the exercise periods, like those of the plan currently in force, will be counted from the related option contract date and, accordingly, the first third can be exercised in September 2003.

As is customary in compensation systems of this nature, the stock option plan was made subject to the generally applicable antidilution and other contractual clauses. Accordingly, as indicated above, the plan was modified as a result of the three-way split of the company’s shares authorized by the Stockholders’ Meeting on April 17, 2000, and carried out in June 2000.

On April 28, 1999, the Stockholders’ Meeting of TPI approved a capital increase of €120,202.454, through the issuance of new shares, exclusively to create and provide coverage for a stock option plan for company executives.

All the new shares were subscribed and paid in full through a monetary contribution by Caja de Ahorros y Pensiones de Barcelona (La Caixa), the Agent Bank for the plan, which for this purpose had entered into a contract with TPI under which the former granted the latter an irrevocable purchase option right on the new shares issued (2,404,049 new shares, which were converted into 7,212,147 shares following the aforementioned share split subsequently carried out).

At its meeting on June 22, 1999, the Appointments and Compensation Committee made the first proposal for the assignment of options to executives, which was approved by the Board of Directors at its meeting on July 8, 1999. Subsequently, the Board of Directors, at its meeting on December 22, 1999, assigned or offered new options to executives. From that date, with the same expiration date, the exercise price was set at the market price on the date on which the related resolution was adopted.

On April 17, 2000, the Stockholders’ Meeting, in accordance with current legislation, approved the execution, the exercise in the envisaged periods and the sale of the stock option rights under this compensation system, and empowered the Company’s Board of Directors to assign, at the proposal of the Appointments and Compensation Committee, the options on shares not yet assigned to the employees and executives who formed or were going to form part of TPI. It empowered the Board of Directors to establish the terms and conditions it deemed fit relating to the exercise of the options and, specifically, to extend the exercise period and increase the purchase price of the shares.

Exercising the powers granted by the aforementioned Stockholders’ Meeting, on April 17, June 9 and 29, August 30 and November 13, 2000 and April 26 and June 2, 2001, the Board of Directors assigned new stock options to executives and employees.

Worthy of special mention is the fact that subsequently, on April 26, 2001, the Board of Directors, exercising the powers granted by the Stockholders’ Meeting on April 17, 2000, decided to extend the stock option plan to all TPI employees who met the preestablished requirements. The plan was extended in accordance with the periods, terms and conditions of the plan in force, and the exercise price was set at €5.

On June 2, 2001, the Stockholders’ Meeting ratified, in the terms in which it was performed, the assignment of options carried out to implement the plan after the Stockholders’ Meeting on April 17, 2000, and, specifically, with respect to the persons who have the status of executive director and senior executive, as provided for in Additional Provision Fifteen of the Securities Market Law.

Also, on June 2, 2001, the Stockholders’ Meeting resolved to empower Board of Directors to assign, in order to implement and develop the stock option plan in force, at the proposal of the Appointments and Compensation Committee, up to the limit of the total number of options under the plan, additional options to executive directors and senior executives, under the following terms and conditions:

•	Number of options to be delivered: a maximum of 450,000 options will be delivered to each executive director or senior executive.

•	Option exercise price: the option exercise price will be the lower of the closing market price of the Telefónica Publicidad e Información, S.A. shares on the day on which the options are granted or the weighted average market value of the Telefónica Publicidad e Información, S.A. shares on the 20 calendar days immediately preceding the day on which the options are granted.

•	Term: the options will have a term of four years from the date on which they are granted and can be exercised partially at the same rate as that envisaged in the stock option plan in force.

As of December 31, 2002, 828 persons were participating in the plan, one of whom is a director of the company (the Executive Chairman) and six are general managers or similar.

e)	Terra Networks, S.A. stock option plan

The Terra Networks, S.A. stock option plan was approved by the Stockholders’ Meeting on October 1, 1999, and implemented by Board of Directors’ resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides, through the exercise of the stock options by their holders, for the ownership by the employees and executives of the Terra Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

On October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004, to cover the stock option plan approved.

The approval and implementation of this compensation system were notified to the CNMV and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders’ Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

1.	Each of the stock options under the plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2.	Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. stock option plan, which was approved by the Stockholders’ Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, through the assignment of options to executives and employees who were already beneficiaries of the stock option plan, in addition to the assignment of options to new employees who had joined the Group.

The main features established by the Board of Directors for this assignment were as follows:

1.	Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2.	The duration of the Plan was modified by a resolution adopted by the Stockholders’ Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4.	Options were granted to one executive director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the plan.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the extension of the stock option plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of December 31, 2001, the Board of Directors had not yet extended the option exercise period.

In 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on January 30, July 25 and September 26), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2002, options on 8,900,502 shares had been assigned to Group employees, executives and directors, of which 1,870,221 relate to the first phase of the plan and the remainder to the second phase. The average stock option exercise price is €13.82.

As of December 31, 2002, the Company’s executives and directors held 1,365,215 stock options under the Terra Networks, S.A. stock option plan, the average exercise price of which is €16.77.

f)	Terra Networks, S.A. stock option plan resulting from the acquisition of the stock option plans of Lycos, Inc.

Under the agreements entered into for the acquisition of Lycos, it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, the Stockholders’ Meeting of Terra Networks, S.A. resolved to acquire the stock option plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. stock option plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders’ Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos Virginia, Inc. and contributed in the exchange, together with the other shares of Lycos Virginia, Inc. As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos Virginia, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan, which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos Virginia, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos Virginia, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos Virginia, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos Virginia, Inc.

As of December 31, 2002, the employees, executives and directors of Lycos had exercised 14,823,990 options, and 27,918,329 options had been committed at an average exercise price of US$ 19.15.

As of December 31, 2002, the directors and executives of Lycos held stock option rights on 9,090,776 options, derived from the Lycos stock option plans set up prior to the acquisition of Lycos by Terra. The average exercise price of the stock options granted to executives and directors derived from the Lycos plan is US$ 17.91.

The directors hold 8,267,026 options on Terra Networks, S.A. shares derived from the Lycos, Inc. plans, the average exercise price of which is US$ 19.49, with the price fluctuating between a minimum of US$ 6.28 and a maximum of US$ 30.41.

g)	Telefónica, S.A. stock option plan aimed at executives of Endemol (“EN-SOP Program”).

In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol (in mid-2000), and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment of a Telefónica, S.A. stock option plan targeted at the employees of Endemol Entertainment N.V. (Endemol) and its subsidiaries (Endemol Group), known as the EN-SOP Program.

This Program consists of the grant to the beneficiaries (all the Endemol Group’s permanent employees on January 1, 2001, who are not participating in another similar stock or stock option plan), effective January 1, 2001, 2002, 2003 and 2004, of a variable number (based on the various wage and functional categories) of purchase options on Telefónica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

The total number of options to be delivered each year will be determined by dividing €27,500,000 by the annual reference value of the Telefónica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefónica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefónica, S.A. hold the Meeting calling the Annual Stockholders’ Meeting.

The option exercise price will be the related annual reference value, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, in the form of shares or cash.

In order to cover each annual grant of options, it was provided that Telefónica: (i) would increase capital by the amount necessary to cater for the delivery of the shares derived from the exercise of the options by the beneficiaries or, alternatively, (ii) would acquire on the market the related purchase options on Telefónica, S.A. shares.

Accordingly, in order to cover the annual grant of options in 2001, on June 15, 2001, the Stockholders’ Meeting of Telefónica, S.A. approved a capital increase at Telefónica, S.A. of €1,425,624, through the issuance of an equal number of common shares with additional paid-in capital of €18.2898 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

As a result of the significant change in stock market conditions in the second half of 2001, on September 26, 2001, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders’ Meeting, and decided that, instead of the capital increase, the annual grant of options for 2001 under the EN-SOP Program would be covered through the acquisition on the market of purchase options on Telefónica, S.A. shares.

Under the EN-SOP Program, in 2001 1,281,040 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefónica, S.A., the governing body responsible for this as established when the resolution to set up this Program was adopted), at an exercise price of €19.2898 per share (annual reference value). As of December 31, 2001, 976 persons were participating in the Program.

With respect to the application of the EN-SOP Program in 2002, in order to cover the annual grant of options in 2002, on April 12, 2002, the Stockholders’ Meeting of Telefónica, S.A. approved a capital increase at Telefónica, S.A. of €2,180,809 euros, through the issuance of an equal number of common shares with additional paid-in capital of €11.61 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

As in 2001, on December 18, 2002, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders’ Meeting, and decided that, instead of the capital increase, the annual grant of options for 2002 under the EN-SOP Program would be covered, where necessary, with Telefónica, S.A. shares previously acquired in the securities market.

Under the EN-SOP Program, in 2002 1,933,504 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of €12.61 per share (annual reference value). 977 persons are participating in the Program.

Other interest on accounts payable and similar expenses and revenues from other equity investments and loans

The detail of the “Other Interest on Accounts Payable and Similar Expenses” and “Revenues from Other Equity Investments and Loans” captions is as follows:

	12/31/02	12/31/01	12/31/00
	Millions of Euros
Debentures, bonds and other marketable debt securities	1,060.64	933.50	797.96
Loans and credits	659.66	692.44	1,260.19
Other	63.84	362.08	85.29

Total other financial expenses	1,784.14	1,988.02	2,143.44

Associated companies	31.07	15.38	24.60
Other companies	289.30	419.81	466.99

Total other financial revenues	320.37	435.19	491.59

Exchange differences

The detail of the exchange gains/losses allocated to the consolidated statements of operations is as follows:

	12/31/02	12/31/01	12/31/00
	Millions of Euros
Exchange losses	(2,245.17)	(2,026.88)	(472.24)
Exchange gains	1,612.85	1,244.20	223.74

Exchange differences	(632.32)	(782.68)	(248.50)

Of these total exchange differences, the most significant amount relates to the variation in the debt denominated in foreign currency at the Argentine companies, as a result of the currency devaluation which took place in Argentina. Accordingly, exchange differences were recorded which led to a net negative impact of €528.87 million in 2002 and of €528.76 million in 2001 (see Note 1).

Extraordinary revenues

The detail of the extraordinary revenues is as follows:

	12/31/02	12/31/01	12/31/00
	Millions of Euros
Prior years’ revenues	15.66	65.74	85.45
Indemnity payments for breach of contract	31.76	63.07	54.71
Insurance settlement consortium	0.87	14.04	6.70
Recovery of taxes and supplier industry payments	—	—	60.98
Corporate restructuring of the wireless business in Brazil	49.10	—	—
Allocation of deferred revenues to income (Note 13)	—	172.16	—
Provisions for treasury stock (Note 11)	—	106.87	—
Other extraordinary revenues earned in the year	158.57	349.12	56.31

	255.96	771.00	264.15

The “Other Extraordinary Revenues” caption includes the extraordinary revenues earned by all the Group companies, the amounts of which taken individually were not material.

Extraordinary expenses and losses

	12/31/02	12/31/01	12/31/00
	Millions of Euros
Provision for contingencies	31.29	50.67	304.33
Extraordinary provisions for preretirements (Note 14)	395.01	460.97	1,610.57
Write-off of goodwill (Note 5)	2,259.81	249.00	804.05
Provisions for treasury stock (Note 11)	288.09	—	133.15
Fraud suffered and court claims	4.51	98.56	—
Fines, penalties and litigation	107.01	27.33	23.48
Write-off of start-up expenses (Note 4-c)	56.62	—	—
UMTS license value adjustments (Note 1)	2,753.90	—	—
Other extraordinary expenses	838.80	430.48	1,262.44

	6,735.04	1,317.01	4,138.02

The “Other Extraordinary Expenses” caption includes extraordinary expenses of a very diverse nature incurred by numerous Telefónica Group companies.

Losses on fixed assets

This caption includes most notably the losses recorded relating to UMTS license value adjustments, amounting to €9,526.19 million (see Note 1).

This caption also includes net amounts of €15.49 million and €62.24 million as of December 31, 2002 and 2001, respectively, recorded as a result of the dismantling of Telefónica de España’s plant for network digitalization (see Note 7).

(21)	DIRECTORS’ COMPENSATION AND OTHER BENEFITS

The compensation of the directors of Telefónica, S.A. consists of a fixed monthly payment and of attendance fees for attending the Board of Directors advisory committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

In 2002 the members of the Board of Directors of Telefónica, S.A. earned €11,907,088.40 (€3,312,042.31 fixed monthly payment, including the payments received for their membership on other company Boards within the Telefónica Group; €76,416.29 of attendance fees for attending the Board of Directors advisory committee meetings; €8,405,975.34 of salaries and variable compensation of the executive directors; €69,537.84 of compensation in kind paid to the executive directors, which include life insurance premiums; and €43,116.62 of contributions paid by the Company, as promoter and for executive directors, to pension plans).

The breakdown of the compensation and benefits received by the directors in 2002 is as follows:

a.	Board of Directors: annual amount of the fixed payment received by each director (in euros):

Position	2002
Chairman	90,151.82
Deputy Chairmen	150,253.03
Directors(1):
Executive directors	90,151.82
Nominee directors	90,151.82
Independent directors	90,151.82

(1)	Two independent executive directors, one of whom left the Board in December 2002, receive an additional annual payment of €60,101.21 each, because their experience and work in relation to Latin America is of special interest to the Company.

b.	Standing Committee: annual amount of the fixed payment received by each director (in euros):

Position	2002
Chairman	60,101.21
Deputy Chairman	60,101.21
Directors	60,101.21

The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

c.	Other committees of the Board of Directors: total annual amounts for attending meetings of the advisory committees of the Board of Directors, received by all the directors.

Committee	2002
Audit and Control 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 8 Total received: €24,041.08

Appointments and Compensation and Best Practice Corporate Governance 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 8 Total received: €26,616.91

Human Resources and Corporate Reputation 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 3 Total received: €10,303.32

Regulation 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 4 Total received: €11,161.93

Service Quality and Commercial Service 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 2 Total received: €4,293.05

d.	Executive directors: total amounts (in euros) received by the executive directors taken as a whole for the items indicated below:

2002
Salaries	4,096,718.56
Variable compensation	4,309,256.78
Compensation in kind	69,537.84
Contributions to pension plans	43,116.62

The executive directors César Alierta Izuel, Fernando Abril-Martorell Hernández, Antonio J. Alonso Ureba and Antonio Viana-Baptista, in their capacity as directors of the Telefónica Group, are beneficiaries of the compensation plan linked to the share market price of the shares of Telefónica, S.A. targeted at the Telefónica Group’s executives (the “TOP Plan”) discussed in Note 20; the cost for Telefónica of the aforementioned compensation plan, with respect to the executive directors participating in the plan, amounted to €1.2 million in 2002 and €1.26 million in 2001.

Additional notes:

a)	The nonexecutive directors do not receive any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

b)	In 2002 the Company did not grant any advances, loans or credits to the directors.

(22)	OTHER INFORMATION

a)	Litigation

Telefónica, S.A. and its Group companies are party to numerous lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefónica Group is present. These lawsuits cover substantially all areas of law.

However, Telefónica, S.A. considers it reasonably certain that any adverse outcome of these lawsuits will not materially affect the Group’s economic and financial position or solvency.

These lawsuits include most notably the following:

1.	A court proceeding contesting the resolutions adopted by the Special Stockholders’ Meeting of Telefónica, S.A. on February 4, 2000.

The stockholder Javier Sotos García, who owns 300 shares of the Company, has filed a complaint contesting the resolutions adopted by the Special Stockholders’ Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

The Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and, since there has been no court decision in this connection, the complaint filed does not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders’ Meeting and contested in that court proceeding.

2.	A court proceeding contesting certain resolutions adopted by the Annual Stockholders’ Meeting of Telefónica, S.A. on June 15, 2001.

The aforementioned stockholder, Javier Sotos García, has also filed a complaint contesting some of the resolutions adopted by the Company’s Annual Stockholders’ Meeting on June 15, 2001.

By filing this new complaint contesting the corporate resolutions, the objective of Javier Sotos García is to have the resolutions adopted by the Stockholders’ Meeting in relation to the following items on the Agenda set aside by the Court: item I (approval of the 2000 financial statements and of the conduct of business by the Board of Directors in that year); item X (capital increase for the acquisition of the shares of various Mexican cellphone companies owned by Motorola); and item XII (capital increase to cover the Company’s stock option plan for Endemol employees).

The aforementioned proceeding is based on the purported contravention of the contesting stockholder’s right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

The Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders’ Meeting on June 15, 2001, does not in any way signify holding in abeyance the possible implementation of those resolutions.

3.	Complaint filed by IDT against Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.

International Discount Telecommunications Corporation (IDT) filed a complaint with the State Courts of New Jersey (U.S.) against Telefónica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc., seeking the payment of damages amounting to approximately US$ 6,600 million.

This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra in October 1999, on purported nonperformance of the obligations deriving from the agreement to terminate the aforementioned agreement, on purported fraud and contravention of the legislation regulating the issuance of securities (Federal Securities Exchange Act), and on purported fraudulent concealment of information.

After the complaint had been filed, IDT modified its complaint by eliminating all express references to a claim for damages of a specific amount, since this contravenes the U.S. legislation applicable to the claim. Accordingly, the lawsuit is for an unspecified amount, without prejudice to the possibility of the damages being specified and quantified in the course of the proceeding.

In May 2002 the State Courts of New Jersey decided to dismiss counts X and XI of the complaint, relating to the purported breach of the joint venture agreement.

Recently IDT added a new claim to the “second modified complaint” alleging the liability of Telefónica, as a control person, for the alleged fraud against Terra in its negotiations with IDT, which culminated in the termination agreement. Telefónica has filed objections to this claim, which are being considered by the Court.

Legal counsel for the defendants consider that the defendants have a sound defense with respect to the complaint filed against them and, accordingly, Telefónica is convinced that the outcome of the aforementioned lawsuit resulting from the complaint filed by IDT will not be unsatisfactory for Telefónica or for Terra and that, if it were, the economic and financial impact on the Telefónica Group should not be material.

4.	Notice of arbitration filed by IDT against Telefónica Internacional, S.A.

International Discount Telecommunications Corporation (IDT) filed a notice of arbitration against Telefónica Internacional, S.A. (Sole-Stockholder Company) at the American Arbitration Association (AAA).

The notice of arbitration is based on the purported breach of a memorandum of understanding entered into by IDT and Telefónica Internacional on August 11, 1999. IDT is seeking in its statement of claim damages by reason of the breach of not less than US$ 2,000 million, as well as the performance of the aforementioned memorandum of understanding.

In turn, Telefónica Internacional, S.A. (Sole-Stockholder Company) filed a counterclaim against IDT for damages amounting to US$ 3,500 million.

Telefónica, S.A. is convinced that the outcome of the arbitral proceeding resulting from the notice of arbitration filed will not be unsatisfactory for Telefónica Internacional and that, if it were, the economic and financial impact on the Telefónica Group should not be material.

5.	Preliminary proceedings conducted by Central Examining Court nº. 1 of the Audiencia Nacional (National Appellate Court).

Central Examining Court nº. 1 of the National Appellate Court is conducting preliminary proceedings in relation to charges pressed in October 2000 by Juan Francisco Franco Otegui against certain ex-directors of Telefónica, S.A., and against the partner of the Company’s audit firm, in relation to certain conduct and corporate resolutions alleged by

Mr. Otegui to be acts constituting corporate offenses. To these preliminary proceedings was joined an investigation by the Special Public Prosecutor’s Office for Combatting Corruption-Related Financial Crime in relation to the acquisition by Telefónica of the Dutch company Endemol.

6.	Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance nº. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefónica, S.A.

Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the related bodies sent Telefónica a payment demand for €22.87 million, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of €21.35 million was recognized due to the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor of the fulfillment of these payment obligations.

Telefónica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed a counterclaim proposing that the effects of the bankruptcy be backdated to the date of the sale of the Sintel shares (April 1996).

The two criminal proceedings which commenced recently are as follows:

Expedited proceeding 273/2001, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. appeared before Central Examining Court nº. 1 filing a civil suit as parties suffering loss, against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

Preliminary proceeding 362/2002, which was commenced on October 23, 2002, by the Central Examining Court for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price.

b)	Commitments

Agreements with Portugal Telecom (Brazil)

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Agreements for the acquisition of Pegaso (Mexico)

In accordance with the agreements entered into by Telefónica Móviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefónica Móviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

Also, in compliance with the agreements adopted on that date Telefónica Móviles, S.A. and the Burillo Group, which owns 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefónica Móviles México, S.A. de C.V. Telefónica Móviles, S.A. also contributed to this new company the companies which it owned in the northern Mexico. After these contributions, Telefónica Móviles, S.A. had a 92% holding in the new company.

Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group’s original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles’ choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Guarantees provided for IPSE 2000 (Italy)

The Telefónica Group has provided for the Italian company IPSE 2000 S.p.A. (the awardee of an UMTS license in Italy), in which it owns a holding indirectly through Telefónica Móviles, S.A. and Telefónica DataCorp, S.A., Sole-Stockholder Company, guarantees securing financial transactions, mainly to secure its financing commitments relating to the accounts payable to the Italian State due to the acquisition of the license amounting to €636.36 million.

Telefónica DataCorp. Guarantee provided for Atlanet (Italy)

Telefónica DataCorp, S.A., Sole-Stockholder Company, a subsidiary of Telefónica, S.A., owns 34% of the shares of the Italian company Atlanet S.p.A. The assets of Atlanet S.p.A. include most notably its 12% holding in the capital stock of IPSE 2000, a consortium which holds an UMTS license in Italy.

Atlanet S.p.A. has arranged various credit transactions with Banco di Roma consisting of credit lines amounting to €191.56 million, which are secured by the stockholders of Atlanet S.p.A. in proportion to their ownership interest in this company. Telefónica DataCorp, S.A., Sole-Stockholder Company has guaranteed 34% of this amount (i.e. €65.133 million).

Telefónica Internacional (Puerto Rico)

1.	On December 22, 1992, Telefónica International Holding B.V., which owns 14.9% of the shares of the Puerto Rican company Telecomunicaciones Ultramarinas de Puerto Rico (TUPR), entered into a stockholders agreement with the Puerto Rico Telephone Authority (PRTA) to acquire, through a reciprocal purchase-sale option, the shares representing the remaining 85.1% of the capital stock of TUPR.

On May 21, 1999, Telefónica International Holding B.V. announced its intention to exercise this purchase option; however, the purchase transaction was never carried out.

On April 4, 2002, PRTA exercised its sale option, and notified Telefónica Internacional Holding B.V. of its decision to sell 85.1% of TUPR for a price, subject to a due diligence review, of US$ 24.9 million.

2.	On February 4, 2000, Telefónica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm). Under this agreement, which was subsequently modified, TLD was granted an option to acquire a 50.1% holding in Newcomm, by converting promissory notes into shares representing 49.9% of Newcomm’s capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

In line with the process of reorganization by line of business carried out by the Telefónica Group, TLD and Telefónica Móviles, S.A. have agreed that the rights which the aforementioned agreement confers on the Telefónica Group will be transferred to Telefónica Móviles, S.A., and the related documents have already been prepared for presentation to the Federal Communications Commission (FCC), so that FCC can approve the transfer of licenses and the acquisition of a controlling interest in the company by Telefónica Móviles, S.A.

Telefónica CTC Chile-Sonda

On September 26, 2002, Telefónica CTC Chile, S.A. granted a shareholder of Sonda S.A., Inversiones Santa Isabel Limitada, a purchase option to be exercised between July 26 and August 5, 2005, on 35% of the capital of the aforementioned company, currently owned by Telefónica CTC Chile; the exercise of this option can be brought forward to between July 26 and July 31, 2003 and 2004. The price will be determined in accordance with the process stipulated in the related contract, and will be paid in cash.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by BBVA and Telefónica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica Group subsidiary, of the BBVA Group’s Spanish and international call center business.

The transaction agreed on consists of: (i) the initial contribution by Telefónica S.A. of all its call center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.); and (ii) the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through various monetary and nonmonetary contributions of all the shares of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A. These contributions will entail the transfer to Atento of all the BBVA Group’s Spanish and international call center business and the subscription by BBVA of up to 9% of the capital stock of Atento N.V.

The transaction also envisages the signing of various specific agreements for the provision to the BBVA Group by Atento of call center services in Spain and Portugal and in ten Latin American countries, for most of which contracts have already been signed. BBVA’s ownership interest in Atento N.V. may be adjusted on the basis of whether these agreements are actually entered into and the volume of business actually contributed by the BBVA Group to Atento.

Atento N.V. was incorporated on May 13, 2002. All Telefónica, S.A.’s call center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section had not yet been made as of that date, although this will foreseeably take place in the first quarter of 2003.

Commitments relating to Vía Digital

1.	Telefónica has provided to third parties, including other stockholders of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), guarantees of the liquidity of the investments made which grant the beneficiaries a sale option and Telefónica a purchase option, which can be exercised if certain conditions are met, including that relating to the statutory limitations of percentage of ownership of the capital stock. The total price of this purchase option would amount to approximately €143 million.

2.	The agreements entered into by Sogecable, S.A., Telefónica, S.A. and Telefónica de Contenidos, S.A. Sole-Stockholder company for the merger of Vía Digital into Sogecable are described in Note 23.

3.	The agreement referred to in the previous point establishes the commitment of Telefónica de Contenidos, S.A., Sole-Stockholder Company to Sogecable, S.A. to offer it or another Telefónica Group company the possibility of acquiring the rights which DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) currently holds on the Soccer World Cup in Germany in 2006. In this regard, management of Vía Digital plans to start offering the aforementioned rights to other operators in the market with a view to obtaining an optimum price for them. In accordance with the accounting principle of prudence in valuation a provision of €19.6 million was recorded in this connection with a charge to the accompanying consolidated statement of operations.

Commitment of Telefónica de Contenidos with respect to Euroleague Marketing, S.L.

Under a framework contract dated August 24, 2000 (amended on November 17, 2001), regulating the exploitation of economic rights (including mainly audiovisual, sponsorship and Internet rights, licenses, etc.) on the European basketball competition, the “Euroleague”, Telefónica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has a commitment to pay Euroleague Marketing, S.L., a company in which Telefónica de Contenidos, S.A. (Sole-Stockholder Company) owns a 70% holding, the difference between the revenues obtained by Euroleague Marketing, S.L. from the exploitation of the aforementioned rights and a maximum of US$ 25 million for the

2002/2003 season (a maximum of US$ 20 million for the remaining two seasons).

Commitments of Telefónica de Contenidos in relation to Audiovisual Sport

Telefónica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided a guarantee, to secure payment of €74.5 million relating to 40% of the outstanding balance of the syndicated loan, originally amounting to €300.51 million, granted by several financial institutions to Audiovisual Sport, S.L., a 40%-owned investee of Gestora de Medios Audiovisuales Fútbol, S.L., that is a subsidiary of Telefónica de Contenidos, S.A.

Also, it should be noted that the agreements relating to the merger of Vía Digital and Sogecable provide for a commitment to acquire the 40% holding that Telefónica de Contenidos, S.A. Sole-Stockholder company owns in Audiovisual Sport, S.L.

Purchase and sale commitments relating to the shares of Uno e-Bank owned by Terra

Note 23 (“Subsequent Events”) details various purchase and sale commitments relating to the shares of Uno e-Bank, S.A. owned by Terra Networks, S.A. included in a contract between the latter and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) dated January 10, 2003.

Other commitments in the form of performance bonds for concessions or licenses

1.	Telefónica de España, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately €100.9 million, relating to definitive guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica de España, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses.

Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company) for the formalization of the aforementioned 43 contracts be reimbursed. The Ministry of Science and Technology has given notification of the commencement of the related cancellation proceeding, which must be completed within three months.

2.

Telefónica Móviles, S.A., a subsidiary of Telefónica, S.A., has provided certain financial guarantees to the Spanish State amounting to €1,100 million, in relation to the grant to Telefónica Móviles España, S.A. (Sole-Stockholder Company) of a UMTS services license in Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

As of January 20, 2003, the guarantees amounted to €721 million, since €379 million were released as a result of fulfillment of certain of the objectives set. The release of a further €90 million has been requested, for which the Ministry of Science and Technology has yet to verify that the related commitments have been met.

Also, Telefónica Móviles España began conversations with the aforementioned Ministry, which have given rise to the commencement of an administrative proceeding, with a view to changing the current systems of guarantees, replacing all the guarantees in force by one or several guarantees, the overall amount of which, per the proposed resolution prepared by the Ministry, would not exceed €203 million. These new guarantees would also secure all the commitments assumed in relation to the UMTS license and, accordingly, the guarantees would have to be provided again should they be totally or partially executed due to failure to fulfill any of the commitments that they are securing. A Ministerial Order to regulate this administrative proceeding is pending approval.

3.	In 1999 Telefónica de Argentina, S.A. provided guarantees to the Government of the Republic of Argentina for the fulfillment of obligations assumed by Telefónica Comunicaciones Personales, S.A. arising from the obtainment of its PCS licenses, amounting to US$ 22.5 million individually and to US$ 45 million on a joint and several basis with the other operator, Telecom. These guarantees are still in force, pending verification by the Argentine National Communications Commission of the fulfillment of the obligations secured by these guarantees.

The contingencies arising from the commitments described above were evaluated when the consolidated financial statements as of December 31, 2002, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

c)	Environmental matters

The Telefónica Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. In 2002 it incurred expenses and made investments for scantly material amounts which were recorded in the consolidated statement of operations and the consolidated balance sheet, respectively.

As regards the current systems implemented by the Group to reduce the environmental impact of its plant, systems were brought into service for, inter alia, reducing emissions into the atmosphere, treating and recycling water, measuring effluents, reducing noise and vibrations, etc. The cost of these items was included in the cost of the plant in which they are located.

As regards possible environmental contingencies, there are sufficient internal control mechanisms which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

d)	Fees paid to auditors

The fees paid in 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of the Telefónica Group in 2002, belongs, amounted to €15.92 million.

The detail of the foregoing amount is as follows:

Millions of Euros
Audit of financial statements	6.94
Other audit services	2.90
Work additional to or other than audit services	6.08

Total	15.92

The fees paid to other auditors in 2002 amounted to €12.51 million, the detail being as follows:

Millions of Euros
Audit of financial statements	1.95
Other audit services	0.42
Work additional to or other than audit services	10.14

Total	12.51

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Telefónica Group companies.

(23)	SUBSEQUENT EVENTS

Capital increase in progress with a charge to reserves

February 2003 saw the first of the Company’s two capital increases with a charge to unrestricted reserves, approved by the Stockholders’ Meeting on April 12, 2002, and which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of €1 par value each, thereby increasing the capital stock by €97,213,225 to €4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefónica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003,

resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders’ Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of €1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

Merger of Vía Digital with Sogecable

On May 8, 2002, Sogecable S.A. and Telefónica S.A. (the latter through its subsidiary Telefónica de Contenidos S.A.—Sole-Stockholder Company)—entered into an agreement relating to the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) with Sogecable.

The transaction was ratified by the Board of Directors of Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

On January 29, 2003, Sogecable S.A., Telefónica, S.A. and Telefónica de Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed the contract terms established for the merger of Sogecable and Vía Digital to have been fully met. Also, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

•	The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Vía Digital, who will be able to contribute their Vía Digital shares.

•	If all the shareholders of Vía Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Vía Digital.

•

After the exchange has been carried out, the Telefónica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Vía Digital is exchanged, would represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefónica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

•	Telefónica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

•	The representation of Telefónica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefónica.

•	Prisa and Groupe Canal + will maintain their present shareholders’ agreement, to which Telefónica will not be a party.

•	Each of the three major stockholders will grant a ten-year participating loan of €50 million earning interest at 11%.

•	Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of €175 million, the subscription of which will be underwritten by Telefónica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

•	The debt of Vía Digital and of Sogecable, S.A. as of April 30, 2003, must not exceed €425 million and €705 million, respectively.

Strategic alliance between Telefónica, Terra and Bertelsmann

On February 12, 2003, Telefónica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann was also a party (whereby, in the framework of the acquisition of Lycos by Terra, Telefónica, S.A. undertook to commission from Terra, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra, up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica, Terra, Lycos and Bertelsmann, entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1.	Strengthening of the Terra Lycos Group as:

•	The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group Companies’ connectivity and ISP services.

•	Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.

•	Exclusive provider of Telefónica Group employee on-line training services.

•	Preferential provider of on-line integral marketing services with the Telefónica Group companies.

2.	Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

3.	Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

4.	Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5.	Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

Terra Networks, S.A.—BBVA (Uno-e Bank, S.A.)

On May 15, 2002, Terra Networks, S.A. (Terra) and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. When the integration takes place, Terra’s ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (May 15, 2002), BBVA and Terra entered into an agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra:

•	Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra’s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million).

•	BBVA has the right to acquire from Terra, and Terra is obliged to sell, Terra’s holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million), plus annual interest at a rate of 4.70%.

•	If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra would retain its right of sale, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. in terms that were more in keeping with their respective interests and those of Uno-e Bank, S.A. than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon obtainment of the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra’s ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (January 10, 2003), BBVA and Terra entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale option) relating to the Uno-e Bank, S.A. shares owned by Terra: Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of the ownership interest held by Terra that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

Acquisition of shares of Antena 3 de Televisión, S.A.

In 1997 and 2000 Telefónica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Televisión, S.A. To execute these agreements, in 1999 Telefónica Media, S.A. (Sole-Stockholder Company) (now Telefónica de Contenidos, S.A.—Sole-Stockholder Company), a subsidiary of Telefónica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Televisión, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefónica, S.A. and its subsidiary

Telefónica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis à vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Televisión, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Televisión, S.A. The shares were to be acquired by the Telefónica, S.A. subsidiary Corporación Admira Media, S.A. (Sole-Stockholder Company).

After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting percentage of ownership was 59.24%.

Acquisition of Tele Centro Oeste Celular Participaçoes (TCO)

In January 2003 Brasilcel N.V., owned 50% by Telefónica Móviles, S.A. and 50% by Portugal Telecom Moveis, S.A., the joint venture created by these companies to manage and develop their cellular telephony business in Brazil, entered into an agreement to acquire, through the subsidiary Telesp Celular Participaçoes, S.A., from the Brazilian company Fixcel 61.10% of the common shares with voting rights of Tele Centro Oeste Celular Participações, S.A. (TCO) representing 20.37% of the latter’s total capital stock. The formalization of this acquisition is subject to the satisfactory conclusion of the due diligence review in progress at present and to the obtainment of the pertinent administrative authorizations.

If this acquisition is concluded, pursuant to current stock market legislation in Brazil, a tender offer will be launched for the TCO’s common shares held by the other stockholders. Subsequently, TCO’s shares will be exchanged for preferred shares of Telesp Celular Participações, S.A., which will give the latter company the opportunity to own all the shares of TCO.

Restructuring of the debt of Telefónica Comunicaciones Personales (Argentina)

In January 2003 Telefónica Comunicaciones Personales, S.A., a subsidiary of Telefónica Móviles, S.A. in Argentina, entered into agreements with various Ericsson Group Companies to refinance its debt of US$ 130 million to the Ercisson Group.

Also, Telefónica Comunicaciones Personales refinanced its intercompany debt of US$ 630 million to Telefónica Móviles, S.A.

Telefónica Europe, B.V. bond issue

On February 6, 2003, Telefónica Europe B.V. launched two long-term bond issues underwritten by Telefónica S.A. The first issue, which matures on February 14, 2013, has a face value of €1,500 million and an annual coupon of 5.125%. The second issue, with a face value of €500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

(24)	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

	12/31/02	12/31/01
APPLICATION OF FUNDS
Funds applied in operations	—	—
Start-up and debt arrangement expenses	468.96	783.10
Fixed asset additions
a) Intangible assets	1,106.58	1,650.09
b) Property, plant and equipment	2,819.65	6,770.80
c) Long-term investments	2,116.26	2,923.82
Deferred tax assets	92.04	1,582.81
Deferred tax liabilities	—	655.03
Dividends	108.63	121.87
Deferred revenues	—	21.73
Repayment or transfer of long-term debt	6,746.65	6,153.88
Allowances	863.53	888.73
Decrease in working capital due to disposal of equity investments	1,060.54
Decrease in working capital due to inclusion of subsidiaries	—	216.21
Variation in working capital due to translation differences	714.95	—

TOTAL FUNDS APPLIED	16,158.01	21,768.07

FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	2,303.31	1,174.67

	18,461.32	22,942.74

	12/31/02	12/31/01
SOURCE OF FUNDS
Funds obtained from operations	8,719.49	11,615.74
Stockholder contributions
a) Capital increase	—	32.64
b) Additional paid-in capital	—	130.51
c) Minority interests	5,294.95	158.18
Deferred revenues	229.09	—
Long-term deferred tax liabilities	436.61	—
Long-term debt	1,762.92	8,781.66
Fixed asset disposals
a) Intangible assets	39.21	90.13
b) Property, plant and equipment	296.34	401.17
c) Long-term investments	784.16	1,080.11
Transfer to short term of long-term loans	403.05
Increase in working capital due to disposal of equity investments	—	158.90
Increase in working capital due to inclusion of subsidiaries	495.50	—
Variation in working capital due to translation differences		493.70

TOTAL FUNDS OBTAINED	18,461.32	22,942.74

FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)		—

	18,461.32	22,942.74

VARIATIONS IN WORKING CAPITAL

	12/31/02	12/31/01
INCREASE IN WORKING CAPITAL
Due from stockholders for capital calls	—	2.25
Inventories	—	—
Accounts receivable	—	—
Accounts payable	3,663.88	5,576.42
Short-term investments	1,146.39	—
Cash	—	—
Accrual accounts	—	22.78

TOTAL	4,810.27	5,601.45

VARIATION IN WORKING CAPITAL		—

	4,810.27	5,601.45

	12/31/02	12/31/01
DECREASE IN WORKING CAPITAL
Due from stockholders for capital calls	2.25	—
Inventories	304.26	37.41
Accounts receivable	1,974.86	934.35
Accounts payable	—	—
Short-term investments	—	3,311.28
Cash	77.97	143.74
Accrual accounts	147.62	—

TOTAL	2,506.96	4,426.78

VARIATION IN WORKING CAPITAL	2,303.31	1,174.67

	4,810.27	5,601.45

The reconciliation of the balances of the consolidated statements of operations to the funds obtained from operations is as follows:

	12/31/02	12/31/01
	Millions of Euros
Income (Loss)	(5,576.80)	2,106.81
Loss attributable to minority interests	(5,795.61)	(271.01)
Income of associated companies	527.88	376.49

	(10,844.53)	2,212.29

Add:
Dividends of companies accounted for by the equity method	58.16	8.52
Depreciation and amortization expense	6,692.42	7,373.98
Provisions for property, plant and equipment	37.88	24.95
Amortization of debt arrangement expenses	43.23	55.43
Amortization of consolidation goodwill	665.43	841.62
Amortization of other deferred charges	240.98	55.42
Write-down of consolidation goodwill	2,259.81	249.00
Investment valuation provisions	117.63	68.85
Exchange differences	(316.72)	313.60
Undepreciated plant dismantled	33.85	62.24
Provisions for inventory adjustment	23.32	9.24
Period provisions	3,281.40	428.36
Provisions to technical reserves of insurance companies	17.24	61.55
Deferred interest	5.10	291.77
Deferred tax liabilities and other	—	1,479.55
Property, plant and equipment and intangible assets	9,597.77	164.91
Financial provision and supplementary pension payments to retired employees	61.62	61.59
Losses on disposal of consolidated companies	209.25	—
Less:
Gain on disposal of property, plant and equipment and intangible assets	16.28	29.29
Capital subsidies	63.79	80.03
Nonrefundable third-party contributions	—	53.15
Long-term deferred tax assets and liabilities	3,228.65	—
Gain on disposal of consolidated companies	101.78	302.09
Fixed asset allowances used	36.83	668.41
Other allowances used	17.02	1,026.91
Other	—	(12.75)

Funds obtained from operations	8,719.49	11,615.74

(25)	DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

The consolidated financial statements of Telefónica, S.A. (the Group) are prepared in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP is provided below.

Reconciliation of Net Income and Shareholders’ Equity from Spanish GAAP to U.S. GAAP.

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income (loss) and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	2001	2002
	Millions of Euros
Shareholders’ equity under Spanish GAAP	25,861.62	16,996.00
Additions (deductions) for U.S. GAAP purposes:
Reversal of net effect of revaluation of fixed assets and related accumulated depreciation (Note 25.1)	(768.86)	(678.53)
Research and development expenses (Note 25.2)	(186.87)	(175.33)
Capital increase expenses (Note 25.3.a)	(325.59)	(167.85)
Start-up costs (Note 25.3.b)	(348.76)	(299.60)
Capitalized interest (Note 25.3.c)	522.55	342.94
Income recognized from PRIDES (Note 25.3.d)	(11.05)	—
Foreign currency exchange gains (Note 25.3.e)	1.55	3.46
Reflagging expenses (Note 25.3.f)	(15.05)	(8.66)
Revenue recognition (Note 25.4)	(1,253.35)	(971.82)
Adjustment of valuation account under SFAS No. 109 due to current period events (Note 25.6)	617.24	353.66
Consolidation differences and unrealized gains (losses) on marketable securities (Note 25.7)	(61.88)	(392.89)
Goodwill and intangible assets (Note 25.9)	6,785.86	1,537.63
Pension Plan of the Brazilian investees (Note 25.10)	276.11	144.34
Treasury stock (Note 25.11)	(260.70)	(334.56)
Derivatives instruments and hedging activities—effect in period (Note 25.12)	(100.00)	(379.01)
Stock options plans (Note 25.13)	(157.52)	(157.52)
Provisions for Restructuring (Note 25.14)	—	9.38
Other U.S. GAAP adjustments (Note 25.15)	(20.45)	(53.05)
Deferred taxes related to U.S. GAAP adjustments (Note 25.6)	1,174.48	1,220.73

Total additions (deductions), before cumulative effect of a change in accounting principle	5,867.71	(6.68)
Cumulative effect of a change in accounting principle:
Derivatives instruments and hedging activities, as of January 1, 2001 (Note 25.12)	40.50	—

Shareholders’ equity under U.S. GAAP	31,769.83	16,989.32

	2000	2001	2002
	Millions of Euros
Net income (loss) under Spanish GAAP	2,504.81	2,106.81	(5,576.80)
Additions (deductions) for U.S. GAAP purposes:
Reversal of depreciation on revalued portion of fixed assets (Note 25.1)	124.87	52.71	90.33
Research and development expenses (Note 25.2)	16.08	205.82	13.94
Capital increase expenses (Note 25.3.a.)	15.27	84.78	138.75
Start-up costs (Note 25.3.b)	(162.52)	(263.45)	16.25
Capitalized interest, net of amortization (Note 25.3.c)	(77.79)	(67.87)	(83.85)
Income recognized from PRIDES (Note 25.3.d)	—	—	4.82
Foreign currency exchange gains (Note 25.3.e)	(0.01)	(2.68)	1.91
Reflagging expenses (Note 25.3.f)	(6.18)	7.26	6.34
Revenue recognition—effect in period (Note 25.4)	(260.02)	23.94	236.32
Early retirement and voluntary severance (Note 25.5)	(505.32)	—	—
Adjustment of valuation account under SFAS No. 109 due to current period events (Note 25.6)	86.34	36.25	(263.58)
Consolidation differences and unrealized gains (losses) on marketable securities (Note 25.7)	(119.33)	19.60	24.47
Change in subsidiaries’ fiscal year end (Note 25.8)	—	(51.05)	—
Goodwill and intangible assets (Note 25.9):
—Reversal (amortization) of Goodwill and translation adjustments	187.98	(1,128.43)	508.46
—Impairment of goodwill and intangible assets	—	(8,452.00)	(107.12)
—Cumulative currency translation adjustment of disposed investees	(130.90)	35.45	—
Pension Plan of the Brazilian investees (Note 25.10)	454.93	(129.21)	(14.82)
Treasury stock (Note 25.11)	133.15	(127.17)	289.88
Derivative instruments and hedging activities, effect in period (Note 25.12)	—	(261.70)	(610.20)
Stock options plans (Note 25.13)	—	(14.89)	—
Provisions for Restructuring (Note 25.14)	—	—	10.33
Other U.S. GAAP adjustments (Note 25.15)	7.74	(33.92)	15.79
Deferred taxes related to U.S. GAAP adjustments (Note 25.6)	579.41	162.68	84.30

Income(loss), under U.S. GAAP, before cumulative effect of a change in accounting principle	2,848.51	(7,797.07)	(5,214.48)
Cumulative effect of a change in accounting principle:
Revenue recognition,as of January 1, 2000 (Note 25.4)	(992.58)	—	—
Derivatives instruments and hedging activities, as of January 1, 2001 (Note 25.12)	—	614.80	—

Net income (loss) under U.S. GAAP	1,855.93	(7,182.27)	(5,214.48)

	2000	2001	2002
	Euros per Share (except per share data)
Income (loss) per share, under U.S. GAAP, before cumulative effect of changes in accounting principles	0.67	(1.58)	(1.05)
Cumulative effect of changes in accounting principles	(0.23)	0.12	—

Basic net income (loss) per share under U.S. GAAP	0.44	(1.46)	(1.05)

Income (loss) per share, under U.S. GAAP, before cumulative effect of changes in accounting principles assuming	0.66	(1.58)	(1.05)
Cumulative effect of changes in accounting principles	(0.23)	0.12	—

Diluted net income (loss) per share, under U.S. GAAP	0.43	(1.46)	(1.05)

Basic income (loss) per ADS (*), under U.S. GAAP, before cumulative effect of changes in accounting principles.	2.00	(4.75)	(3.15)
Cumulative effect of changes in accounting principles	(0.70)	0.37	—

Basic net income per ADS (*), under U.S. GAAP	1.30	(4.38)	(3.15)

Diluted net income (loss) per ADS (*), under U.S. GAAP, before cumulative effect of changes in accounting principles.	1.99	(4.75)	(3.15)
Cumulative effect of changes in accounting principles	(0.69)	0.37	—

Diluted net income (loss) per ADS (*), under U.S. GAAP	1.30	(4.38)	(3.15)

Weighted average number of basic shares (thousands)	4,269,839	4,919,843	4,951,316
Weighted average number of diluted shares (thousands)	4,301,874	4,946,055	4,982,821

(*)	Each ADS represents three ordinary shares of Telefónica, S.A.

Basic net income (loss) per share was calculated based upon net income (loss) in each year divided by the weighted average number of shares outstanding for the relevant period.

Diluted net income (loss) per share was calculated based upon net income (loss) in each year divided by the weighted average number of shares outstanding for the relevant period considering the future or current events that may change the number of shares, unless those potential common shares result in an anti-dilutive per-share effect.

The per-share and per-ADS computations for all periods presented have been adjusted to reflect stock dividends occurred after the close of the period but before issuance of the financial statements (see note 23).

The statement of changes in shareholders’ equity under U.S. GAAP at December 31, 2002 and 2001, is as follows:

	2001	2002
	Millions of Euros
Shareholders’ equity under U.S.GAAP at January 1	44,357.75	31,769.83
Variations:
Net income, under U.S. GAAP, for the year	(7,182.27)	(5,214.48)
Capital Increase	837.22	—
Change in subsidiaries’ fiscal year end (Note 25.8)	51.05	—
Additional paid in capital due to acquisitions and change in parent interest, (Note 25.9)	1,396.90	70.31
Treasury stock (Note 25.11)	(456.23)	(423.03)
Stock options plans (Note 25.13)	(142.63)	—
Accumulated other comprehensive income (loss):
Unrealized gains (losses) on marketable securities, net of tax, (Note 25.7)	(490.71)	(204.14)
Derivatives instruments and hedging activities, net of tax (Note 25.12)	(268.20)	188.96
Currency translation adjustments
Under Spanish GAAP	(2,295.78)	(3,229.53)
Cumulative currency translation adjustment of disposed investees (Note 25.9)	(35.45)	—
Under U.S. GAAP, net of tax	(4,001.82)	(5,968.60)

Shareholders’ equity under U.S.GAAP at December 31	31,769.83	16,989.32

Shareholders’ rights and all dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Telefónica S.A.

The differences included in the Reconciliation Tables above are explained in the following paragraphs:

1.	Restatement of tangible assets.

As described in Note 7, some assets related to property, plant and equipment have been restated. Such restatements are not permitted under U.S. GAAP. The adjustments shown in the reconciliation tables above include a reduction in shareholders’ equity to eliminate these restatements and an increase in income for the year resulting from the recalculation of the period depreciation on a historical cost basis.

2.	Research and development expenses.

In accordance with Spanish GAAP, research and development expenses are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, research and development expenses are expensed as incurred.

3.	Accruals and deferrals.

Different criteria are applied under Spanish GAAP and U.S. GAAP to accrue certain items and, accordingly, the related adjustments have to be made in the reconciliations of shareholders’ equity and net income:

a.	Capital increase expenses

In accordance with Spanish GAAP, expenses associated with the issuance of equity securities are capitalized and amortized over five years. Under U.S. GAAP, capital increase expenses must be deducted from the proceeds of the new capital.

b.	Start-Up costs

In accordance with Spanish GAAP, period costs incurred during the start-up of a business that will contribute to the obtainment of future revenues may be capitalized and are amortized over five years.

Under U.S. GAAP, all costs incurred during the start-up period should be expensed in accordance with SOP 98-5, Reporting on the Costs of Start-Up Activities, except for those costs that are directly related to and specifically identifiable with the system construction or those that are clearly related to asset acquisitions. Start-up costs expensed include pre-operating costs such as organizational costs, advertising and promotion, market research and administrative costs.

c.	Capitalized interest

In accordance with Spanish GAAP, interest incurred during periods exceeding 12 months in which assets were under construction may be capitalized.

Under U.S. GAAP, interest incurred during periods in which qualifying assets, as defined by SFAS No. 34, Capitalization of Interest Costs, are under construction, are capitalized and amortized over the expected life of the assets.

d. Under Spanish GAAP the Company recognized in 1994 the profit from the PRIDES (Provisionally Redeemable Income Debt Exchangeable for Stock) issue carried out by Cointel. That profit represents the difference between the cash received from the debt holders and the carrying amount of the Class B shares of Telefónica de Argentina S.A. (TASA), which is the consideration to pay at the maturity of the PRIDES.

That profit would be recognized, under U.S. GAAP, only at the maturity of the PRIDES, which has taken place during 2002.

e.	Foreign currency exchange gains

Spanish GAAP requires unrealized foreign currency exchange gains in excess of recorded foreign currency exchange loss to be deferred. Under U.S. GAAP, foreign currency exchange gains are included in income, in accordance with SFAS No. 52, Foreign Currency Translation.

f.	Reflagging expenses

As a result of increasing competition in wireless communications, Telefónica has invested certain amounts in reflagging and remodeling the stores in its distributor network, in order to increase distributor loyalty and to assure that they continue to sell Telefónica’s wireless products exclusively.

Under Spanish GAAP, such expenses have been deferred for a period of three years, which is the term of the exclusive distribution agreement for Telefónica products entered into with these distributors. Under U.S. GAAP, reflagging expenses are recognized as incurred.

4.	Revenue recognition

Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Connection fees and monthly fees are recorded up-front since they are nonrefundable.

Under U.S. GAAP, the Company adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), on January 1, 2000.

The effects of this change in accounting principle on earnings per share are presented in the EPS table presented earlier in this Note. The revenue recognition policies by each major segment and principal differences between Spanish GAAP and U.S. GAAP, after this change in accounting principle, are set forth below:

Telefónica Móviles

The Group enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Group’s wireless contracts. Under these contracts, the customer generally is charged the following fees:

a)	A nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself.

b)	A monthly fee for use of the Group’s wireless networks.

c)	Call fees consisting of an initial fee for establishing the call plus fees based on airtime used by the caller, destination of the call and service.

d)	On occasion, an additional monthly fee or fee based on usage of airtime for added value services, such as short messages services and data services.

The Group recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the customer. The Group recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed. The Group charges roaming per-minute fees to other wireless companies for the use of its network by their customers.

Under Spanish GAAP, the Group recognizes initial connection fees, revenues and related costs from sales of handsets, and commissions paid to agents related to new subscriptions upon signing of the contract with customers since they are non-refundable.

Under US GAAP, the Company has deferred revenues from obtaining new customers over the expected period that the customer will use the services as it has historical experience indicating that customers generally extend their contracts beyond one year.

Under US GAAP the Company also defers and amortizes the related cost associated with obtaining new customers over the same period as the related revenues are being recognized. Where the costs incurred exceed the deferred revenues, the excess costs are deferred and amortized over the minimum contract period. The Company has concluded that it is probable, based on historical experience, that the revenues less any direct costs, or net margin, from the total telecommunications services arrangement during the minimum contract term will exceed the costs deferred.

The minimum contract period is the period in which the customer must use the wireless communications services provided by the Company. This period is generally for a period lasting one year in duration. If the customer decides to terminate its agreement during this minimum contractual period, the customer will be obligated to immediately remit any remaining amounts due under the contract. Moreover, any amounts paid by customers in advance for services to be provided would not be refunded to customers.

The Company has determined the expected life of the subscriber relationship based on its past statistical history as an operator providing wireless services, looking in particular to metrics such as churn rate. The Company has also considered factors such as the future projected churn rate of subscribers when determining its estimates of average subscriber life.

Telefónica de España and Latinoamérica

Revenue for all wireline services is recognized when the service is provided. Revenue from wireline services consists of line rental charges, service charges based on the length of each type of calls, network services, including interconnection and leasing high capacity lines, maintenance charges and charges for other customer services. Revenues from public telephone tokens and prepaid cards sales are recorded upon the usage of minutes, as well as the related costs. Charges to customers for domestic and long-distance calls are based on time, distance and use of services. Billings are made monthly; unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. Provisions are made for trade accounts receivable for which recoverability is considered improbable.

Revenue from wireline services also includes initial connection fees, which under Spanish GAAP, are recognized upon signing of the contract with customers, and costs related to activation are deferred for 5 years, while other costs such as commercial and administrative are expensed in year.

Under U.S. GAAP, the initial connection fees are deferred in the average length of the subscription, which depending on the services rendered (STB, RDSI and ADSL) may vary between 11 to 5 years. Costs related to activation are deferred up to the connection fees revenues over the same time, and any excess over the revenues are directly expensed.

Admira

Revenue from drama/soaps productions is based on the realized recording days in relation with the total scheduled recording days. This means that if partial recording has taken place, the income and production costs will be pro-rata recognized. The remaining part of the costs and possible advance receipts will be capitalized as work in progress and current liabilities, respectively. The balance sheet positions are calculated per production. In case the forecast shows a loss on the production, a loss provision is recorded immediately in the consolidated statement of operations.

Under U.S. GAAP, in accordance with SOP 00-2, Accounting by Producers or Distributors of

Film, an entity should recognize revenue from the sale or licensing arrangement of a film when the film is complete, and in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery. Drama/soaps are only available after all filming and productions of all episodes have been completed. However, this difference in revenue recognition did not give rise to any material reconciling item for the years ended December 31, 2002, 2001 or 2000.

Terra Lycos

The revenues from the sale of advertising are obtained through short-term contracts and payments, which business partners make for long-term prominent placing and advertising space on the Company subsidiaries’ websites. Under these contracts, these subsidiaries guarantee for a fixed or a variable price a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues on advertising contracts are recognized, under both Spanish and U.S. GAAP, as services are performed over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period in which the collection of the resulting receivables is probable. Company obligations typically include guarantees of minimum number of “impressions” or times that an advertisement appears in pages viewed by users of the Company subsidiaries’ online properties.

Revenues from providing interconnect consist of the portion of the interconnection fees due to the Company. The revenues from providing Internet access are recorded, under both Spanish and U.S. GAAP, at their gross amount when the Company acts as principal in the transaction and carries the risk of loss for the collection. Only a commission is recorded as revenue from providing Internet access when the criteria as described above are not met. The revenues are recognized when the services are performed.

The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within the Company subsidiaries’ suite of products as well as from royalties from the sale of goods and services from the Company subsidiaries’ websites. Electronic commerce revenues are generally recognized, under both Spanish and U.S. GAAP, upon delivery provided that there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the Company acts as principal in the transaction, whereas they are recorded net when it acts as an agent in the transaction.

5.	Early retirement and voluntary severance.

The Company registered accruals for early retirements and voluntary severance in 2000 and prior years in accordance with Spanish GAAP, which followed a prudence methodology, by which the Company recorded this accrual whenever there is a formal decision for the early retirement plan by the Board of Directors. U.S. GAAP requires formal agreements with the employees involved prior to expensing such amounts. Therefore, part of the provision recorded under Spanish GAAP for prior years was considered excessive during that period and was reversed under U.S. GAAP. For the period ended December 31, 2000, those agreements had been formally produced and therefore, a provision was accounted for under U.S. GAAP. At December 31, 2002, 2001 and 2000, the amounts recorded as accruals for early retirements and voluntary severance are in compliance with both Spanish GAAP and U.S. GAAP requirements.

6.	Corporate income tax.

Under Spanish GAAP, deferred income taxes are recorded for timing differences between book and taxable income.

For U.S. GAAP purposes, the Company utilizes the liability method as set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided for deferred tax assets when it is determined that it is more likely than not that such assets are not expected to be realized.

The Spanish accounting principles for recording income taxes differ from those applicable under U.S. GAAP as regards to the period in which certain deferred taxes assets and liabilities must be recorded and with respect to the required disclosures. In this connection, the differences affecting the Telefónica Group are as follows:

a. Under Spanish GAAP, deferred tax assets arising from tax loss carryforwards are recognized only when their future realization is assured “beyond any reasonable doubt”, as opposed to the criteria of “more likely than not” under U.S. GAAP. However, at December 31, 2002 and 2001 Telefónica did not have tax loss carryforwards that were not recognized under Spanish GAAP, except those which there are no doubt, in accordance with the accounting principle of prudence in valuation, than they can be recoverable in the future.

b. Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than ten years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all temporary differences between financial reporting and tax bases of assets and liabilities.

c. Under Spanish GAAP, until December 31, 2001, tax credits were not recognized until they were utilized, as opposed to U.S. GAAP, where they are recorded when generated and provisioned, if not expected to be recovered, through a valuation allowance.

Effective as of January 1, 2002, this accounting principle in Spain has changed, therefore those deductible temporary differences are recorded when their future realization is assured.

d.    Under Spanish GAAP, for certain investment tax credits generated subsequent to January 1, 1996, the reduction in income tax payments for financial reporting purposes is reflected over the life of the related fixed asset and thus a deferred revenue is created. The amortization begins in the year the investment tax credit is used. Under U.S. GAAP, to the extent such credits are non-refundable, the Company records investment tax credits in the year they are generated.

e.    Tax effects are computed on the differences arising from taxable adjustments to U.S. GAAP, since they are considered to be temporary differences to be accounted for under SFAS No. 109.

In addition, in 1997, as a consequence of the liquidation of Institución Telefónica de Previsión (ITP), the Company was able to deduct a loss provided for in previous years in the amount of € 335.74 million, and such loss was considered a permanent difference in the year in which the provision was made. For Spanish GAAP purposes, the respective tax benefit has been recognized by an accrual method between 1997 and 2001 (only € 32.26 million were considered as a tax benefit in 1997). Under U.S. GAAP, it was considered that the tax benefit should be recognized in full in 1997. As the entire tax benefit was recognized in 1997 under U.S. GAAP, but deferred under Spanish GAAP, the benefit recognized in 1999 under Spanish GAAP has been reversed under U.S. GAAP.

The amount of income taxes, under Spanish GAAP, of the Telefónica Group is the following:

	2000	2001	2002
	Millions of Euros
Domestic Income Tax	(192.16)	(816.32)	(3,340.59)
Foreign Income Tax	434.38	1,014.40	111.94

Total Income Tax	242.22	198.08	(3,228.65)

A reconciliation setting forth the difference between the effective income tax rate of the Telefónica Group and the Spanish domestic statutory income tax rate under Spanish GAAP is as follows:

	2000	2001	2002
	Millions of Euros
Tax as enacted rate (35%)	1,003.68	711.86	(5,110.37)
Permanent differences	(756.16)	(203.07)	1,459.52
Tax credits	(441.47)	(998.45)	(1,115.11)
Foreign additional taxes	436.17	687.74	1,537.31

Total Income Tax	242.22	198.08	(3,228.65)

An analysis of the investment tax credits generated and the amounts recognized in income in 2002 and 2001 under U.S. GAAP are presented below:

	Tax Asset Increase (Decrease) (note c)	Valuation Allowance (Increase) Decrease	Deferred Tax (Increase) Decrease (note d)	Net Income (Increase) Decrease
	Millions of Euros
Balance at January 1, 2001	493.72	(73.55)	160.82	(86.34)

Adjustment to beginning balance due to additional credits	(28.04)	—	—	28.04
Credits arising in 2001	401.99	—	—	(401.99)
Credits taken in 2001	(278.80)	—	4.72	274.08
Credit taken from previous years	—	—	(51.35)	51.35
Release of provisions due to dissolution of ITP	—	—	(12,27)	12.27
Other	(13.36)	13.36	—	—

Balance at December 31, 2001	575.51	(60.19)	101.92	(36.25)

Adjustment to beginning balance due to additional credits	23.55	—	—	(23.55)
Credits arising in 2002	77.54	—	—	(77.54)
Credits taken in 2002	(409.41)	—	91.23	318.18
Credit taken from previous years	—	—	(36.09)	36.09
Others	(10.40)	—	—	10.40

Balance at December 31, 2002	256.79	(60.19)	157.06	263.58

Deferred tax assets and liabilities as required under SFAS No. 109 include the following (in millions of Euros):

Tax Credits
Tax Credits for investment in new fixed assets	5.54
Export activities deduction	243.69
Prior year losses	7.56

Total	256.79

Valuation Allowance
Tax Credits for investment in new fixed assets	52.63
Prior year losses	7.56

Total	60.19

Deferred Liabilities
Tax Credits for investment in new fixed assets taken and not recorded as income	134.94
Difference of accounting and tax value of assets	22.12

Total	157.06

7.	Consolidation differences and unrealized gains (losses) on marketable securities

Under Spanish GAAP, companies in which significant influence is maintained over the management are carried by the equity method and investments in companies in which the Company owns less than 50% but has the majority of the common voting stock or are controlled by the Company must be consolidated. In addition,, a holder of at least 20% or 3%, for listed investments, presumes significant influence. In general, under U.S. GAAP, only companies in which a holding of between 20% and 50% is owned are carried by the equity method, unless there is evidence that significant influence is exercised over their management. Investee companies in which a participation above 50% and control rights exist are consolidated.

In addition, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires certain investments in financial assets to be classified on the basis of the purpose for which they were acquired (held-to-maturity securities, trading securities or available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification: unrealized gains and losses (other than permanent diminutions in value) on securities that the Company considers held-to-maturity are not recorded; unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but included as a component of accumulated other comprehensive income until they are realized or recorded into earnings due to other than temporary decline of value; and unrealized gains or losses on trading securities are recorded in the income statement. These criteria differ from Spanish GAAP.

During 2002, due to market conditions, the company recorded other than temporary impairment of € 255 million. Of this amount, € 215 million are also recorded under Spanish GAAP.

Following Spanish GAAP, Portugal Telecom, Pearson Plc., Infonet Services Corporation, Inc., Amper, S.A. and Cía. Anónima N. de Telefonos de Venezuela, C.A. were accounted for under the equity method because they are listed companies and Telefónica owns 4.69%, 4.85%, 14.32%, 6.10% and 6.91%, respectively, of their capital stock. However, since there is no additional evidence of significant influence over these investee companies’ management (owned over 20%), these investments were accounted for as available for sale equity securities at their market value, if available, under U.S. GAAP. Nonetheless no decision has been taken about the possible sale of these investees.

As of December 31, 2002 and 2001, the classification of these investments under U.S. GAAP was as follows:

	Carrying Amount	Fair Value	Unrealized Net Gain (Loss)
	Millions of Euros
December 31, 2001:
Held-to-maturity	—	—	—
Available-for-sale-securities	2,607.24	2,613.39	6.15
Trading securities	142.65	143.06	0.41

December 31, 2002:
Held-to-maturity	—	—	—
Available-for-sale-securities	2,777.02	2,469.09	(307.93)
Trading securities	125.49	129.43	3.94

8.	Change in Subsidiaries’ Fiscal Year End

As explained in Note 2.c, during 2001 since the Group and some of its subsidiaries had different fiscal year-ends, the Parent Company decided to change the fiscal year-end of those subsidiaries in order to match the Group’s fiscal year end. Under Spanish GAAP, the impact of this change was recorded as extraordinary revenue. For U.S. GAAP, the effects of this change for any periods in excess of 12 months were credited directly to retained earnings. No changes in subsidiaries’ fiscal year end have been recorded during 2002.

9.	Goodwill and intangible assets.

Acquisitions

•	Under Spanish GAAP, business combinations that are realized through the issuance of shares are normally accounted for under the pooling of interests method. Under U.S. GAAP, when equity securities (including any warrants, rights or options) are issued as consideration in business combinations, their fair value should be based on current market prices in order to determine the purchase price.

•	In March 1999, Terra Networks, S.A. acquired 100% of OLÉ from INFOSEARCH HOLDINGS, S.A. for € 12.02 million in cash and agreed to sell to INFOSEARCH HOLDINGS, S.A. 4,928,000 of Terra Networks’ shares for € 20.8 million. The estimated fair value of the shares sold were € 54 million. For U.S. GAAP purposes, the difference between the fair value of these shares and the amount received from the sale of € 33.2 million would be considered additional purchase price of OLÉ. This additional consideration would result in the same amount of goodwill. For Spanish GAAP purposes the shares sold are recorded at the amount received and such amount would not be considered to be additional purchase price. In the fourth quarter of 2001, the Company determined that such additional goodwill (for U.S. GAAP purposes) was impaired (see below).

•	During the year 2000 the Group performed the exchange of minority shareholders’ shares of Telefónica de Argentina, S.A., Telecomunicaçoes de Sao Paulo, S.A. (Telesp), Tele Sudeste Celular Participaçoes, S.A. (Telesudeste), Telefónica de Perú, S.A., CEI Citicorp Holdings, S.A. (renamed Telefónica Holding Argentina, S.A.), Endemol Entertainment Holding, N.V., Ambit, S.A. and Vigil Corp, S.A for Telefónica’s shares. These transactions were recorded under Spanish GAAP at the same price of the issue of Telefónica’s capital stocks, which is very close to the net equity of the acquired companies and were accounted for under the pooling of interest method for Spanish GAAP purposes. Under U.S. GAAP, these acquisitions were recorded in accordance with the purchase accounting method. By this criterion, the purchase prices were calculated considering the market value of the shares at each date. This additional consideration was recorded as additional goodwill under U.S. GAAP, which was being amortized over a period of 20 years up to December 31, 2001, but which ceased to be amortized on January 1, 2002 in accordance with SFAS 142, Goodwill and Other Intangible Assets.

•	During, 2000 Terra Networks acquired Lycos, Inc and IDT, for approximately € 10,998.52 million and € 170.09 million, respectively, by the issuance of Terra Networks shares. As a result of these acquisitions, the Company’s ownership in Terra Networks was reduced from 71% to 37% after the transaction (38.58% as of December 31, 2002). All these acquisitions by subsidiaries were part of the Company’s plan of business reorganization announced on January 12, 2000, by which the Company was to be organized along global business lines, which did not have as an intent the realization of gains. As a result of these transactions by Terra Networks (a subsidiary), the Company’s investment in Terra under U.S. GAAP was increased by an aggregate € 4,119.60 million. Correspondingly, Telefónica accounted for this as a capital transaction in the consolidated financial statements by a credit to stockholders’ equity under U.S. GAAP of € 4,119.60 millions. The amount represented the increase in the Company’s net worth in Terra, primarily due to additional paid in capital by Lycos and IDT, as a result of Terra accounting for those business combinations at fair value in accordance with the purchased method.

•	In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange for 122,560,575 new Telefónica, S.A.’s ordinary shares of €1 par value each and additional paid-in capital of €4.5 per share. This transaction was recorded in U.S. GAAP under the purchase accounting method as mentioned before, which generated additional goodwill under U.S. GAAP of € 1,550.56 million.

•	Also in 2001, as described in Note 2c, the Company subsidiary Telefónica Holding Argentina, S.A. acquired its own stock from minority shareholders at a higher price than the corresponding equity value and amortized it. Under Spanish GAAP it was recorded as a reduction of equity. Under U.S. GAAP, this acquisition was treated in consolidation in the same way as the purchase of a minority interest by the parent/investor. Therefore, this difference of € 329.43 million, was recorded as additional goodwill for U.S. GAAP purposes.

•	In August 2001, the Company´s subsidiary Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for an aggregate purchase price of €160.43 million. The amount of goodwill at the time of purchase was the same under Spanish and US GAAP. However, for Spanish GAAP purposes, the goodwill arising in the acquisition of Uno-e Bank, S.A. is being amortized over a period of ten years, while, under U.S. GAAP, according to SFAS No. 142 goodwill is not longer amortized.

•	On July 22, 2002, Telefónica Móviles, S.A. carried out a capital increase, for a total amount (par value plus additional paid-in capital) of €27.66 million. Mesotel subscribed and paid the 14,557,046 new shares of €0.5 par value each and additional paid-in capital of €1.4 per share, in full through the contribution of the shares of the following companies still held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Under Spanish GAAP, goodwill of €14.18 million was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill of €70.31 million as of December 31, 2002.

•	On April 26, 2002, Telefónica Móviles signed agreements to purchase a 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso operates in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León) and owns licenses to operate on a nationwide basis. In connection with this agreement, Telefónica Móviles also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of the acquisition, to contribute its interests in Pegaso and other Mexican operators with the Burillo Group’s interest in Pegaso into a new company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for €92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefónica Móviles, S.A. paid €211.45 million corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group envisaged the integration of the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented through the sale of the holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefónica Móviles a nationwide presence in Mexico. Telefónica Móviles holds a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%.

The Company has applied SFAS No. 141 to account for this acquisition under US GAAP. As this business combination was made in the last quarter of 2002, there is an amount of €439 million of goodwill from the acquisition of Pegaso that is pending to be allocated to any potential intangibles that could exist. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of those intagibles in year 2002 (three month period from acquisition) would not be significant. The amount of goodwill at the time of acquisition was the same under Spanish and US GAAP. However, for Spanish GAAP purposes, the goodwill arising in the acquisition of Pegaso is being amortized over a period of twenty years, while, under U.S. GAAP, according to SFAS No. 142 goodwill is no longer amortized. In Note 22 certain agreements relating to the acquisition of the remaining 8% of Telefónica Móviles México are explained. The options included in these agreements have no value at December 31, 2002 as the minimum value to be paid to Burillo is equal to the fair value of the 8% of Telefónica Móviles México as of December 31, 2002.

•	The following unaudited proforma information presents a summary of the effect in the Company´s consolidated results of operations as if the acquisitions described above had occurred on January 1, 2002 and 2001.

	Year ended December 31, 2001	Year ended December 31, 2002
	Millions of Euros
Revenues	141.35	165.16
Net income	(5.23)	(229.78)
Basic EPS (Euros)	(0.00)	(0.05)

These unaudited proforma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2002 and 2001, or future results of operations of the consolidated entities.

Goodwill and Impairments

Spanish GAAP allow some temporary provisions to be accounted for as impairment of goodwill. Additionally, under Spanish GAAP, the impairment of goodwill is always measured by the comparison of its fair value and recorded amounts.

Any additional goodwill not identified with long-lived assets arising in a business combination was tested for recoverability at the enterprise level according to APB 17, Intangible Assets, by a comparison with its estimated fair value up to December 31, 2001. Any amounts that exceeded its fair value was immediately written off. Provisions under Spanish GAAP considered temporary or which did not qualify as goodwill impairment under U.S. GAAP were reverted and any other impairment according to U.S. GAAP requirements were recorded. The Company estimates the fair value of each enterprise through discounted cash flows.

Due to the uncertainty related to the telecommunications, media and internet markets throughout 2001, at year end, a goodwill impairment analysis was performed on the Company’s recorded goodwill. From this analysis, the Company determined that the goodwill related to some subsidiaries and equity investees was impaired, and thus reduced the goodwill by approximately €8,452.00 million. Of this amount, the following represents the additional impairment charge under US GAAP by entity:

Additional Impairment Charge	12/31/01
Millions of Euros
Endemol	4,282.13
Lycos—Terra(1)	2,467.36
Tele Sudeste Celular Participaçoes	335.38
Atlantida Comunicaciones, S.A.	117.73
Telefónica del Perú	491.66
Other	757.74

TOTAL	8.452.00

(1)	This amount relates to the Company’s participation in the impairment recorded by its equity investee Terra Networks on its US GAAP goodwill, basically arising from the acquisition of Lycos.

SFAS No. 142 requires to test all goodwill and indefinite-lived intangible assets for impairment as of January 1, 2002. The fair value of the reporting units and the related implied fair value of their respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of the transitional impairment test did not indicate any impairment as of January 1, 2002. In the fourth quarter of 2002, additional impairment tests were performed. The results of this testing indicated that the carrying value of some reporting units and its assigned goodwill exceeded their estimated fair value. As a result, as of December 31, 2002, the Company recorded a noncash impairment charge of €2,259.81 million both, under Spanish and US GAAP, which is reported for Spanish GAAP purposes in the accompanying statement of operations as “extraordinary expenses”. A summary of the impairment charges in the consolidated statement of operations under Spanish GAAP for the year ended December 31, 2002 are described in Note 5.

Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets,

goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. All other recognized intangible assets will continue to be amortized over their estimated useful lives. the Group does not have intangible assets with indefinite useful lives. In addition, the Group has classified, under U.S. GAAP, upon application of SFAS 142 on January 1, 2002, €185 million as intangible assets which were previously included as goodwill. Such intangible asset, which consists of a contract to perform narrowband access, port, and DSL Backhaul services, arose in the purchase of Mediaways. During the first half of 2002 the terms of this contract were renegotiated resulting in lower margins for the company. Consequently an impairment analysis was performed in accordance with SFAS 144 which revealed the need to write off this intangible asset by €107 million (See additional SFAS 144 disclosures in the “Additional Disclosures Required under U. S. GAAP” Section of this Note).

Assuming no new acquisitions or disposals, the Group estimates that the carrying amount of intangible assets as of December 31, 2002 will be amortized on a straight-line basis over the remaining useful lives of the assets.

The following information presents a reconciliation of reported net income to the adjusted net income and a reconciliation of earnings per share in accordance with Statement 142 in all periods presented:

	For the Year Ended December 31,
	2000	2001	2002
	Millions of Euros except for earnings— per-share amounts
Net income
Reported net income	1,855.93	(7,182.27)	(5,214.48)
Add back: Goodwill and intangible assets amortization	853.01	1,731.96	—
Adjusted net income	2,708.94	(5,450.31)	(5,214.48)

Basic earnings per share
Reported net income	0.44	(1.46)	(1.05)
Add back: Goodwill and intangible assets amortization	0.20	0.35	—
Adjusted net income	0.64	(1.11)	(1.05)

Diluted earnings per share
Reported net income	0.44	(1.46)	(1.05)
Add back: Goodwill and intangible assets amortization	0.20	0.35	—
Adjusted net income	0.63	(1.11)	(1.05)

The variations in 2002 goodwill, under U.S. GAAP, in fully consolidated companies were as follows:

Goodwill U.S.GAAP	Balance at 12/31/01	Additions	Retirements/ Transfers	Impairment	Translation differences	Balance at 12/31/02
	Millions of Euros

Telefónica Móviles	3,961.77	1,030.11	(1,033.32)	(175.22)	(1,415.83)	2,367.51
Telefónica Latinoamérica	8,007.21	0.80	(18.94)	(20.24)	(3,521.68)	4,447.15
Admira	1,368.36	96.82	(24.02)	(99.38)	(144.85)	1,196.93
Telefónica Data	1,489.06	16.40	(188.20)	(600.21)	(100.18)	616.87
Other business lines	164.87	48.94	(2.64)	(49.66)	(71.54)	89.97

Total	14,991.27	1,193.07	(1,267.12)	(944.71)	(5,254.08)	8,718.43

Goodwill arising on investments carried by the equity method under US GAAP are recorded in the “Other-long term investment” caption in Item 7 of this Note.

Translation Adjustment Related to Goodwill

Under Spanish GAAP, the translation of financial statements from the functional currency to the reporting currency involves multiplying all assets and liabilities, except for goodwill in certain cases, by the current exchange rate on the balance sheet date. Goodwill is translated using the historical exchange rate on the date the acquisition was consummated and recorded in Euros. Under U.S. GAAP, after a business combination accounted for by the purchase method, the amount allocated at the date of acquisition to the assets acquired and the liabilities assumed (including goodwill or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, Goodwill and Other Intangible Assets) should be translated at the current exchange rate as of the balance sheet date, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation.

Reclassification of Cumulative Currency Translation Adjustment of Disposed Investees

As described in Note 2.c, during 2001 and 2000, the Group sold all of its foreign investments in the subsidiaries Cablevisión, S.A. and CRT Fija, respectively. Under Spanish GAAP, the cumulative balance of currency translation adjustment related to these investments has been reclassified to retained earnings for a total of € 35.45 million and € (130.90) million, as of December 31, 2001 and 2000, respectively. Under U.S. GAAP these corresponding balances must be recorded in results of operations as part of the investment cost.

10.	Pension Plan of the Brazilian Investees

The subsidiary Telecomunicaçoes de Sao Paulo, S.A., and the associated companies Telerj Celular, S.A. and Telest Celular, S.A.(which were subsidiaries up to December 27, 2002 when they were contributed to Brasilcel), Telebahia Celular, S.A. and Telergipe Celular, S.A. had various commitments with its employees as pension plans and medical and life insurance. In 2000, these companies, like the other companies composing the former Brazilian telecommunications system, Telebrás, carried out a process of negotiation with their employees, which culminated in October 2000, to the transformation of the former pension plan into a new defined-contribution pension plan, and the cancellation of the life insurance plan. Substantially all the employees availed themselves in the new plan. As a result of this change, the provision recorded in prior years to cover the actuarial liabilities, under Spanish GAAP was overstated as of December 31, 2000. Management of the Group calculated the new liability to be recorded for the benefits payable to its employees and reclassified the resulting over-provision to the “Deferred Revenues” caption. Also, as of December 31, 2000, under Spanish GAAP, the Telefónica Group deferred the effect on the income statement of the over-provision recorded in prior years ( Note 13). As explained in Note 13, the Group has made a revaluation of terms in connection with this matter and decided to allocate some of this revenue to income. Under U.S. GAAP, and according to SFAS 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for the Termination Benefits, this over-provision should be recognized as income in the period in which it was generated.

11.	Treasury Stock

Under Spanish GAAP, treasury stock acquired without special purpose of redemption should be recorded as a current asset at the lower of the acquisition cost, market value or equity value.

Under U.S. GAAP, treasury stock has to be shown as a reduction of equity at its acquisition cost, and any transactions involving treasury stock do not affect net income. Any profit or loss accounted for under Spanish GAAP, including any allowances, have to be eliminated under U.S. GAAP and recorded to additional paid in capital.

12.	Derivative Instruments and Hedging Activities

Under U.S. GAAP the Company has, effective January 1, 2001, adopted SFAS No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative’s previous carrying amount and its fair value shall be reported as a transition adjustment in net income or other comprehensive income, as appropriate, as the effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

Upon adoption of SFAS 133 on January 1, 2001, the Company designated all its hedging relationships anew. The adoption resulted in a pre-tax and minority increase to income of € 622.6 million (€ 396.9 million after-tax and minority interests) and a pre-tax and minority interests reduction to OCI of € 574.2 million (€ 373.3 million after-tax and minority interests). For the amounts classified as OCI, € 7.5 million related to the effective portion of cash flow hedges, of which € 1.8 million were expected to be reclassified into earnings during 2001. Also, the pro forma effect of this change in accounting principle for the year ended December 31, 2000 would be the following:

Except per share amounts
Millions of Euros
Historical U.S.GAAP amounts
Net income for the year anded December 31	1,855.93
Net income per basic share	0.44
Proforma U.S.GAAP amounts
Net income for the year anded December 31	2,470.74
Net income per basic share	0.58

Fair Value Hedges

As part of its overall risk management strategy, the Company uses derivatives to convert its non-prepayable fixed-rate notes into variable-rate debt. These derivatives are typically designated as fair value hedges.

Under Spanish GAAP the accounting treatment of those derivatives designated as hedges is symmetrical with the accounting treatment applied to the hedged item. In this sense, we apply the concept of symmetry to the following concepts:

Simultaneity when attributing products and/or costs of the hedged item and the hedging instrument to the profit and loss account.

Identical headings and concepts of the profit and loss account in which these returns are recorded.

Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships designated as fair value hedges under U.S. GAAP have their respective hedge items recorded at fair value and all hedging ineffectiveness is included in earnings.

At December 31, 2002 and 2001, the Company has recorded a gain of € 192.3 million and a loss of €121 million, respectively, that related to the recognition of the respective hedged item at fair value (a loss of € 94.9 million as of January 1, 2001). This adjustment offsets the respective recognition at fair value of those derivatives designated as fair value hedges. The Company had no material ineffectiveness recorded in earnings during 2002 and 2001.

Net Investment Hedges

The Company’s policy is to attempt to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

For the year ended December 31, 2002 and 2001, the Company recorded under Spanish GAAP approximately € 1,148 million of net gains and € 323 million of net losses, respectively, related to non-derivative instruments and derivative instruments used as net investment hedges included as a cumulative translation adjustment in equity. These net gains or losses principally offset the net gains (losses) recorded on the respective net investments in foreign currencies being hedged. Under Spanish GAAP, the requirements to qualify a net investment differ from those of U.S. GAAP. The main differences relate to the measurement of the hedge ineffectiveness.

Those economic hedge instruments under Spanish GAAP that are not assigned as a net investment hedge under U.S. GAAP are recorded at fair value through earnings. On August 2002 the Company has decided to remove the designation under U.S. GAAP of the Net Investment Hedge on Brazilian subsidiaries since SFAS Nº133 provisionswere no longer applicable to them Additionally, all differences relating to net investment hedges under

Spanish GAAP and U.S. GAAP (economic hedges not assigned and ineffectiveness) were recorded in earnings for the year ended December 31, 2002 and 2001. The Company has calculated the ineffectiveness of its net investment hedges by comparing an appropriate “hypothetical” derivative and non-derivative contracts with the actual instruments being used. The impacts of those matters on earnings in 2002 and 2001 represented a loss of € 376.2 million and € 193.4 million, respectively, gross of tax and minority interests.

Cash Flow Hedges

As part of its overall risk management strategy, the Company uses derivatives to convert its variable-rate notes into fixed-rate debt. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges to manage the cash flow exposure due to interest rate fluctuations.

As stated above, under Spanish GAAP the accounting treatment of those derivatives designated as hedges is symmetrical with the accounting treatment applied to the hedged item. In this sense, we apply the concept of symmetry to the following concepts:

Simultaneity when attributing products and/or costs of the hedged item and the hedging instrument to the profit and loss account.

Identical headings and concepts of the profit and loss account in which these returns are recorded.

Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships which are designated as cash flow hedges under U.S. GAAP have their respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in cash flows on the hedged transaction. All of the ineffective portion and excluded component of the derivative instruments is included in earnings.

As of December 31, 2002 and 2001 a total loss of € 74.6 million and €5.3 million, respectively, is expected to be reclassified into earnings during the next twelve months. The events that are expected to occur in the next twelve months that will trigger the reclassification of these components into earnings includes the termination of the hedging relationships. The maximum time over which the Company is hedging exposure to variability of cash flow is 55 months, and 24 months, in December 31, 2001 and 2002, respectively.

Other Derivative Contracts

The Company holds various interest rate and foreign exchange derivative instruments, which were not formally designated under SFAS No. 133 for the application of hedge accounting. The purpose of entering into these derivative contracts is to provide the Company with economic hedges of exposed risks.

Under Spanish GAAP these derivatives are recorded at the lower of cost or market value. Under U.S. GAAP, all derivatives are recorded on the balance sheet at fair value with all changes in fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding.

Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet where management believes a legal right of setoff exists under an enforceable netting agreement. The approximate impact to record these derivatives at fair value for the year ended December 31, 2002 and 2001 represented a loss of approximately € 167 and € 83 million, respectively, before tax and minority interests.

13.	Stock Option Plans

TIES Program

On February 23, 2000, the Board of Directors approved the establishment of a new compensation plan tied to the market price of the Company´s share, with the grant of options on Company shares, known as the TIES Program (Note 20b). In order to achieve the purposes of the program, two capital increases were approved. The method of assignment of shares under the option plan depends on the appreciation of Telefónica, S.A.´s shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica S.A. initially acquired by each employee.

On February 14, 2001, the first capital increase indicated above was executed. The par value of the capital was increased by €1,123,072, through the issuance of an equal number of common shares with additional paid in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES program. On February 20, 2001, the second capital increase was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares with additional paid in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

Under US GAAP, the first capital increase under the TIES Plan would qualify as a compensatory fixed plan, in accordance with APB 25, which would require a fixed compensation charge based on the intrinsic value (fair value less stock price to employee) to be recorded against income and credited to additional paid in capital. The total compensation cost of €14.89 million has been expensed in full in 2001 under U.S. GAAP, since there is not a requirement for a vesting period or the performance of future services.

The grant of options on Company shares represents a compensatory variable plan under APB 25, since the number of shares to be granted are not known until the performance period has been completed. As of December 31, 2002 and 2001, the Company has not recorded any compensation on this part of the Plan, as compensation for shares payable upon achieving a target stock price generally should be recorded in total when the target is achieved, and the target had not been achieved at such date.

The capital increase made by BBVA and La Caixa of € 157.52 million is treated as a finance transaction under U.S. GAAP, and thus reclassified as a liability, since the Banks do not have the right to pledge or exchange the shares and the Company maintains control over the shares through the agreement that entitles and obligates it to repurchase them. This adjustment has been considered in the computation of basic and diluted weighted average number of shares.

14.	Provisions for Restructuring.

Under Spanish GAAP, expenses related to this restructuring have been considered probable, and therefore have been provisioned as of December 31, 2002. Under US GAAP, in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which the Company has decided to early adopt if employees are not required to render service until they are terminated in order to receive the termination benefits or will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. Therefore, the related restructuring charges were eliminated under U.S. GAAP.

15.	Other U.S. GAAP Adjustments

This adjustment refers to other U.S. GAAP adjustments from subsidiaries, which consists, primarily, of the same matters described above.

Additional Disclosures Required Under U.S. GAAP

1.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with Spanish GAAP, as well as the additional note on differences between Spanish GAAP and U.S. GAAP and other required disclosures (Note 25), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates.

2.	Net Income (Loss) per Share

Spanish GAAP does not require the net income (loss) per share to be disclosed in the financial statements.

Net income (loss) per share for U.S. GAAP purposes was computed using the weighted average number of shares outstanding for all periods. SFAS No.128, Earnings per Share, requires the computation of diluted EPS considering the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued, unless inclusion of these shares results in an anti-dilutive effect on per-share amounts.

Additionally, the number of shares outstanding has increased as a result of stock dividends during the periods presented and after the close of the period but prior to the issuance of the financial statements, so the computation of basic and diluted EPS has been adjusted retroactively for all years presented.

3.	Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, defines Comprehensive Income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in shareholders’ equity, since a Comprehensive Income caption does not exists.

The following is a Statement of Comprehensive Income (Loss) prepared using U.S. GAAP amounts:

	2000	2001	2002
	Millions of Euros
Statement of Comprehensive Income (loss)
Net Income (Loss) per U.S. GAAP	1,855.93	(7,182.27)	(5,214.48)
Other Comprehensive Income (Loss):
Foreign currency translation adjustments, net of tax	(587.92)	(6,297.60)	(9,198.13)
Translation differences related to disposals*	130.9	(35.45)	—
Unrealized loss on securities available for sale, net of tax	(1,511.52)	(490.71)	(204.14)
Derivatives and hedging activities:
Cumulative effect of a change in accounting principle (SFAS 133), net of tax	—	(373.30)	—
Deferred gain on SFAS 133 hedges, net of tax	—	105.10	188.96

Comprehensive Income (Loss)	(112.61)	(14,274.23)	(14,427.79)

*	There is no tax effect on this adjustment

The table below displays changes in Accumulated Other Comprehensive Income (Loss):

	2000	2001	2002
	Millions of Euros
Accumulated Other Comprehensive Income (Loss)
Beginning balance, January 1,	1,839.09	(129.45)	(7,221.41)
Foreign currency translation adjustments, net of tax	(587.92)	(6,297.60)	(9,198.13)
Translation differences related to disposals*	130.90	(35.45)	—
Unrealized loss on securities available for sale, net of tax	(1,511.52)	(490.71)	(204.14)
Derivatives and hedging activities:			—
Cumulative effect of a change in accounting Principle (SFAS 133), net of tax	—	(373.30)
Deferred gain on SFAS 133 hedges, net of tax	—	105.10	188.96

Ending balance, December 31	(129.45)	(7,221.41)	(16.434.72)

*	There is no tax effect on this adjustment

4.	Other consolidation differences

The Company has consolidated under Spanish GAAP certain companies of which it owns less than 50% of the common voting stock, which, in accordance with U.S. GAAP, should be carried by the equity method. The following summarizes the effect under U.S. GAAP for consolidation purposes:

•	Telefónica de Argentina S.A. and COINTEL S.A., for part of the period ended December 31, 2000 have been consolidated under Spanish GAAP. For U.S. GAAP purposes these investments were accounted by the equity method for such periods. The difference in this accounting procedure did not have an impact on shareholders´ equity or net income for such periods, however, the results of operations for the period ended December 31, 2000 would have been different under Spanish GAAP and U.S. GAAP. The tables below set forth this effect.

•	During 2000, the Orla and IPSE 2000 consortiums were consolidated under Spanish GAAP because the subsidiary Telefónica Móviles, S.A. had access to a greater than 50% of voting interest in these consortiums. However, under U.S. GAAP, the Group was not able to consolidate these consortiums in 2000, since the minority interest holders had significant participating rights in the operating decisions of these companies, including, for example, approval of any managing directors nominated by Telefónica Móviles, S.A., and the financial budget. Moreover, most actions of the consortiums required a 75% vote of the Advisory Board, of which Telefónica Móviles, S.A. had the ability to appoint only two of four directors, in the case of 3G, and only six of ten directors in the case of IPSE 2000.

Since October 1, 2001, the investment in IPSE 2000, S.p.A. has also been carried by the equity method under Spanish GAAP, because since that date certain difficulties have been disclosed which, in practice, have substantially affected management of IPSE 2000, S.p.A. by the Telefónica Móviles Group. Therefore, the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through September 30, 2001.

On November 8, 2001 Telefónica Móviles, S.A. signed a new Shareholder’s agreement with Sonera where most actions of the Group 3G consortium can be adopted by simple majority, except for certain transactions which are considered to be protective rights (capital reductions, distribution of earnings or the Company’s clearance sale). As a result of this new agreement, Group 3G has, starting on November 8, 2001, been consolidated under U.S. GAAP. Therefore, the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through November 8, 2001.

•	Terra Networks, for which the Company reduced its participation in the year 2000 from 70.47% to under 50%, is being consolidated under Spanish GAAP, since the Company has its control rights by having the majority of the votes in the Board of Directors. For U.S. GAAP, since the Company does not have an agreement that guarantees these control rights for a minimum period of 10 years, this investment is accounted for by the equity method as of December 31, 2002, 2001 and 2000.

•	Since June 2002, the investment in Atlanet, S.p.a has been carried by the equity method under Spanish GAAP, which was previously consolidated. Therefore the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through June 30, 2002.

•	On December 27, 2002, after complying with Brazilian regulatory requirements, Telefonica Móviles, S.A. and Portugal Telecom Moveis Serviçios de Telecomunicaçoes, SGPS, S.A. (PT Móveis) incorporated Brasilcel, a 50/50 Joint Venture, by contributing 100% of their respective direct and indirect interest in the following mobile communications companies in Brazil:

Companies	Telefónica Moviles	PT Móveis	Total
	% Affiliates
Celular CRT Participaçoes, S.A.	40.90%	7.58%	48.80%
TeleLeste Celular Participaçoes, S.A.	27.70%	—	27.70%
TeleSudeste Celular Participaçoes, S.A.	83.56%	—	83.56%
Telesp Celular Participaçoes, S.A.	14.68%	50.44%	65.12%

Under Spanish GAAP, Brasilcel’s balance sheet is integrated in the consolidated annual accounts by the proportional integration method, while the results of the Brazilian entities contributed by Telefónica Móviles, S.A. have been included in the consolidate statements of operations for the full year since the contribution and formation of Brasilcel took place in December 27, 2002. For U.S. GAAP purposes Brasilcel’s balance sheet is accounted for the equity method as of December 31, 2002.

The fair value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. According to EITF Issue 01-02, Interpretation of APB Opinion Nº 29, the exchange of a consolidated business for an interest in a joint venture would not result in a gain recognition, absent the receipt of cash or near cash consideration; as a consequence, Brasilcel, N.V. has been considered in the consolidation for U.S. and Spanish GAAP at historical cost of the consolidated business in Brazil prior to the transaction.

The difference in these accounting consolidation procedures did not have an impact in shareholders´ equity or net income for the periods presented. However, the balance sheet, statements of income and cash flow captions for the respective periods are different under Spanish GAAP and U.S. GAAP. The tables below demonstrate the effects of these differences in consolidations in the Spanish GAAP financial statements:

	12/31/00	12/31/01	12/31/02
	Million of Euros(a)
Abridged balance sheets
Due from stockholders	524.82	367.01	291.86
Tangible fixed assets	123.06	128.21	888.43
Intangible assets and start-up expenses	12,220.48	243.94	1,281.76
Holdings in associated companies	(4,191.54)	(1,816.25)	(2,949.21)
Other financial investments	328.34	851.21	750.70
Goodwill	2,266.09	1,819.19	1,089.09
Deferred expenses	11.83	8.82	13.54
Current assets	(706.23)	692.84	796.54

TOTAL ASSETS	10,576.85	2,294.98	2,162.71

Minority Interests	5,943.47	3,469.08	2,234.46
Deferred income	2.55	4.73	0.49
Provisions for contingencies and expenses	27.87	31.30	32.50
Long term debt	1,230.42	78.75	484.65
Current liabilities	3,372.53	(1,288.88)	(589.39)

TOTAL LIABILITIES	10,576.85	2,294.98	2,162.71

(a)	Figures included in the year 2002 mainly corresponds to the effects related to Terra Networks and Brasilcel N.V. Figures included in 2001 correspond to the effects related to Terra Networks and Atlanet S.p.a. Figures included in 2000 correspond to the effects related to Terra Networks, Orla and IPSE 2000 consortiums.

	12/31/00	12/31/01	12/31/02
	Millions of Euros(a)
Abridged income statements
Net revenues from operations	2,140.72	484.41	511.23
Operating Expenses	1,356.43	801.84	653.05
Personnel expenses	375.66	227.27	180.49
External services	980.77	574.57	472.56
Period depreciation and amortization	743.31	541.54	414.31
Other expenses	312.62	24.11	21.52

Operating income	(271.64)	(883.08)	(577.65)
Financial income (expense)	33.68	(80.99)	57.14
Extraordinary expenses	132.12	75.93	(1,049.53)

Income (loss) before tax	(370.08)	(1,040.00)	(1,570.04)
Corporate income tax	(129.42)	(460.15)	342.63
Minority interest	(36.99)	(335.80)	(1,171.83)
Income (loss) from associated companies	203.67	244.05	(740.84)
Net income for the year	—	—	—

(a)	The table above presents the effects of TASA and COINTEL for the period ended June 30, 2000 until its full acquisition, of Orla and IPSE 2000 consortiums for the year 2000 and for Terra Networks since October, 2000. Figures included in the year 2001 present the effects of Orla up to November 2001, IPSE 2000 up to October 2001, and Terra Networks and Atlanet, S.p.a for the full year. Figures included in the year 2002 present the effects of Atlanet S.p.a up to June 2002, and Terra Networks for the full year.

	12/31/00	12/31/01	12/31/02
	Millions of Euros(a)
Abridged statements of cash flow
Net Cash provided by operating activities	(4,565.95)	(166.97)	(204.85)
Net Cash used in investing activities	3,823.57	(366.94)	(194.79)
Net Cash used in financing activities	853.93	25.88	(19.04)
Effects of exchange rate changes on cash	(118.93)	24.77	(79.40)

Net change in cash an cash equivalents	(7.38)	(483.26)	(498.08)
Cash and cash equivalents at beginning of year	20.44	2,673.38	2,190.12

Cash and cash equivalents at year-end	13.06	2,190.12	1,692.04

(a)	Figures included presents the effects of TASA and COINTEL for the period in 2000 until its full acquisition, of Orla and IPSE 2000 consortiums for year 2000 and for Terra Networks since October, 2000. Figures included in the year 2001 present the effects of Orla up to November 2001, IPSE 2000 up to October 2001, and Terra Networks and Atlanet S.p.a for the full year. Figures included in the year 2002 present the effects of Atlanet S.p.a up to June 2002, and Brasilcel N.V. and Terra Networks for the full year.

5.	Disclosure about fair value of financial instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value of its financial instruments as of December 31, 2002 and 2001. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

a.	Cash and cash equivalents

Short-term securities portfolio. The fair value of these investments is estimated based on listed market prices for those or similar investments.

Cash and other short-term investments carrying value approximate fair value because of the short maturity of those instruments.

b.	Current assets and short-term creditors

The carrying value for most of the current assets approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

c.	Long-term financial investments

The fair value of certain investments is estimated based on listed market prices for those or similar investments. For investments for which there are no market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. In view of the limited volume of these investments considered individually, the cost of their valuation based on an estimate of future cash flows discounted at market interest rates for investments of this type would be disproportionate with respect to the additional information to be gained thereby, and the Company’s management considers that the difference between the book value and the fair value is not material.

d.	Debentures and bonds

Debentures and bonds are estimated based on market prices for those or similar financial instruments.

e.	Debts with financial institutions

The fair value of these debts was estimated based on the discounted value of future cash flows expected to be paid, using discount rates that reflect the relative risks involved.

f.	Off-balance sheet risks and derivatives

The differential to be paid or received is accrued as an interest rate change and is recognized over the life of the agreements.

The fair value of these agreements is estimated as follows:

a) Swap agreements: the fair value is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date.

The Company is exposed to credit losses in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparts.

b) Foreign currency contracts: the fair value has been estimated by obtaining quotes from brokers.

c) Options: the fair value is calculated as the amount that the Company would receive or pay to terminate such contracts.

The estimated fair values and carrying values under Spanish GAAP, as of December 31, 2002 and 2001 of the financial instruments are as follows:

	Balance at 12/31/01		Balance at 12/31/02
	Carrying Value	Fair Value	Carrying Value	Fair Value
	Millions of Euros
Assets:
Cash and cash equivalents:
Short term financial investments	2,567.23	2,989.51	3,366.23	3,813.28
Cash and other short term financial Investments	621.88	621.88	543.91	543.91
Long-term financial investments for which it is:
Practicable to estimate fair value	2,422.13	2,566.18	2,812.43	2,920.40
Not practicable	406.80	406.80	256.23	256.23
Current assets	9,047.72	9,047.72	6,663.53	6,663.53
Liabilities:
Short-term payables	18,418.59	15,915.13	14,681.74	12,023.86
Bonds and debentures	14,380.86	16,592.87	12,351.50	15,059.46
Payable to credit entities:
Notes payable	80.00	60.93	617.72	683.85
Loans and credits	8,079.08	8,112.02	6,912.94	7,817.51
Derivative financial instruments:
Foreign currency swaps	N/A	(1,339.45)	N/A	(93,91)
Interest rate swaps	N/A	152.97	N/A	154.61
Forwards	N/A	195.60	N/A	59.28
Foreign currency options	N/A	90.53	N/A	14.95
Interest rate options	N/A	(173.17)	N/A	(54.95)
Shares options	N/A	N/A	N/A	N/A

6.	Stock option plans

Accounting Policy

Under Spanish GAAP, the Company has accounted for stock-based awards to employees as described in Note 20.

Under U.S. GAAP, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees

Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period.

Stock Compensation Plans

The Company has issued three stock option plans to its employees, the TOP Plan, TIES Program and the EN-SOP Program based on Telefónica’s stock, which are fully described in Note 20. The Company’s subsidiaries TPI and Telefónica Móviles have established their own stock option plan to its employees. Additionally, Terra Networks, a Company equity investee under U.S. GAAP, has also established its own stock option plan to its employees. A full description of the characteristics of each of these plans is given in Note 20 to the financial statements. The additional U.S. GAAP disclosures relating to each applicable stock option plan are presented below.

TOP Plan

According to the accounting policies described above, the Company did not record any compensation expense relating to the Plan TOP for the year ended December 31, 2000, 2001 and 2002, since Plan TOP is a fixed plan with no intrinsic value at the grant date.

Had compensation expense for options granted under Plan TOP been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock Based Compensation, the Company’s charge for the years ended December 31, 2000, 2001 and 2002 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 3.3%; expected life of 3 years; expected dividend yield of zero percent; and assumed volatility of 32.39%.

TIES Program

According to the accounting policies described above, the Company did not record any compensation expense relating to the TIES Program for the year ended December 31, 2002, since this Plan contains a floating conversion ratio based upon the Company’s stock price, and it was not feasible to estimate at December 31, 2002 the quantities of shares that could probably vest in the future.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company would not have recorded any compensation expense for the same factors indicated above.

The weighted average fair value of options granted during the year ended December 31, 2002 was approximately Euros 8.45 per share.

EN-SOP Program

According to the accounting policies described above, the Company did not record any compensation expense relating to the EN-SOP Program for the year ended December 31, 2002, since this plan did not have an intrinsic value at the grant date.

Had compensation expense for options granted under the EN-SOP Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company’s charge for the years ended December 31, 2002 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 4.55%; expected life of 3.5 years; expected dividend yield of zero percent; and assumed volatility of 46%.

The weighted average fair value of options granted during the year ended December 31, 2002 was approximately Euros 4.38 per share.

TPI Plan

According to the accounting policies described above, the Company did not record any compensation expense relating to the TPI Plan since for the year ended December 31, 2000, 2001 and 2002, this plan did not have an intrinsic value at the measurement date.

Had compensation expense for options granted under TPI Plan been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock Based Compensation, the Company’s charge for the years ended December 31, 2002 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 4.99%; expected life of 2.2 years; expected dividend yield of 60,00 percent; and assumed volatility of 86.06%.

The weighted average fair value of options granted during the year ended December 31, 2002 was approximately Euros 0.27 per share.

Telefónica Móviles Plan (MOS)

As this stock option plan permits at the option of the holder either exercise for cash or in shares, according to US GAAP, a presumption exists that an employee will elect the cashless exercise and the option should be accounted for as a variable plan. According to the accounting policies described above, the Company did not record any compensation expense relating to the MOS Plan for the year ended December 31, 2002, since this plan did not have an intrinsic value at the year end.

Had compensation expense for options granted under MOS Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company’s charge for the years ended December 31, 2002 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 4.08%; expected life of 2.7 years; expected dividend yield of 0.00 percent; and assumed volatility of 45.27%.

The status of the Company’s stock option plans is summarized below as of December 31, 2002:

	Number of Stock Options
	TOP Plan	TIES Plan	EN-SOP Program	TPI Plan	MOS Plan
Outstanding at December 31, 2001	14.966.640	29.220.372	1.294.440	4.462.305	—

Granted	710.593	735.670	1.933.504	320.310	16.392.164

Forfeited/Expired	(2.610.717)	—	—	(85.215)	—

Outstanding at December 31, 2002	13.066.516	29.956.042	3.227.944	4.697.400	16.392.164

None of the vested outstanding options at December 31, 2002 were exercised . All options vest between January 2004 and January 2006.

7.	Financial Statement Classifications

Capitalized expenses of in-house work on fixed assets consist of the internal direct labor and allocable portion of the indirect costs. Under Spanish GAAP internal expenditures capitalized are recorded as revenue. For U.S. GAAP purposes, costs capitalized should be netted against the related cost.

Increase in inventories, net, represents the net change in inventories during the period. This includes beginning inventory plus purchases less sales. Under Spanish GAAP, the net change in inventories is included in revenue. Under U.S. GAAP the net change in inventories is included in expenses.

For U.S. GAAP purposes, up to December 31, 2001, the amortization of goodwill must be shown as a deduction from operating income. In the Spanish GAAP financial statements, this amount is shown separately below operating income.

For U.S. GAAP, all goodwill related to investments accounted for under the equity method would be included within the carrying amount of the investment in the equity method investee rather than being shown as part of the separate goodwill balance on the balance sheet as is done under Spanish GAAP. Exhibit III shows those effects in detail.

Spanish GAAP requires certain revenues/expenses which are not ordinary revenues/expenses to be classified as extraordinary in the statement of income. Under U.S. GAAP, a transaction must be both unusual in nature and infrequent in occurrence in order to be classified as extraordinary. Accordingly, no revenue or expenses included as extraordinary revenues and expenses in Spanish GAAP would be considered extraordinary under U.S. GAAP.

8.	Impairment of long-lived assets.

The Group evaluates the recoverability of the carrying amount of its long-lived assets, including its administrative concessions, when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In performing the review for recoverability of long-lived assets under Spanish GAAP and U.S. GAAP, the Group estimates its future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. Measurement of an impairment loss is based on the fair value of the long-lived assets under both GAAP (discounted cash flows). Since both discounted and undiscounted cash flows have been higher than the carrying amount of long-lived assets, no difference has arisen in 2002 and 2001 between Spanish and U.S. GAAP, except for the impairment charge recorded on the Mediaways contract described in Note 25.9.

The estimates for the demand of 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers -which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, is no longer a critical factor and is more important to have sufficient scale in a particular market to obtain reasonable returns.

Taking into account these circumstances and considering SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Group compared the value obtained from undiscounted cash flows with the carrying value of the licences and considering that this carrying value was higher, decided, using a discounted cash flow approach, to estimate the fair value to the UMTS licences, resulting a write down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obteined in the cash flow approach.

The detail of the effect of the write-downs and restructuring expenses arising from the Group’s decisions related to the UMTS licenses on the 2002 consolidated statement of operations and consolidated balance sheet is described in Notes 1.

9.	Fixed and Other Non-Current Assets

Since several U.S. GAAP differences affect fixed and other noncurrent assets, shown below a detail of this caption under U.S. GAAP:

	2001	2002
	Millions of Euros
Property, Plant and Equipment	35,563.16	25,282.70
Intangible Assets	15,378.21	4,156.34
Other Long-term Investments	13,271.94	19,326.22
Goodwill	14,991.27	8,718.43

Total fixed and other noncurrent assets	79,204.58	57,483.69

10.	Statements of cash flows

Spanish GAAP do not require presentation of a statement of cash flows.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments (or investments) purchased with a maturity of three months or less to be cash equivalents, i.e., “cash and banks” and “short-term investments”.

The following are consolidated statements of cash flows under IAS 7, Statement of Changes in Financial Position, based on the financial statement amounts reported under Spanish GAAP:

	2000	2001	2002
	Millions of Euros
Cash flows from operating activities:
Cash received from customers	26,990.82	31,235.55	29,162.45
Dividends from associated companies	25.15	8.52	41,19
Cash paid to suppliers and employees (net of amount capitalized)	(15,320.75)	(19,587.68)	(18,551.56)
Net interest paid	(1,540.17)	(1,865.58)	(1,610.89)
Payment for income taxes	(1,158.14)	(962.05)	(226.58)

Net cash provided by operating activities	8,996.91	8,828.76	8,814.61

Cash flow from investing activities:
Proceeds from investments in affiliates	2,381.27	1,059.36	457.26
Proceeds from sale of property, plant and equipment	390.40	401.16	88.12
Proceeds from capital grants	139.37	12.88	7.56
Purchase of new investments, net of cash acquired	(2,727.04)	(2,619.59)	(2,021.31)
Net payments for intangible assets and deferred charges	(17,903.47)	(8,749.22)	(4,311.82)

Net cash used in investing activities	(17,719.47)	(9,895.41)	(5,780.19)

Cash flow from financing activities:
Proceeds from issuance of stock	4,862.91	319.07	2,006.56
Proceeds from debentures and bonds	6,968.40	3,278.98	285.83
Proceeds from other loans, credit facilities and notes payable	1,155.77	5,502.68	8,229.00
Debentures and bonds redeemed	(1,638.42)	(867.34)	(1,067.24)
Repayments of other loans, credit facilities notes payable and short term loans	3,459.33	(9,229.87)	(11,503.24)
Dividends paid	(487.05)	(324.63)	(52.00)

Net cash provided by financing activities	14,320.94	(1,321.11)	(2,101.10)

Others non cash effects	(319.20)	(1,348.15)	(546.85)
Net change in cash and cash equivalents	5,279.18	(3,735.91)	386.47
Cash and cash equivalents at beginning of year(*)	1,645.85	6,925.02	3,189.11

Cash and cash equivalents at end of year	6,925.02	3,189.11	3,575.58

(*)	Cash and cash equivalents have not included treasury stocks in 2002, since the Company had decided to cancel those stocks during 2003.

11.	Business Segment Data

The group is organized according to six principal operating segments, each of which is headed by an operating subsidiary that is under the Telefónica Holding control. These six principal operating segments are:

•	Telefónica de España: fixed-line telecommunications services in Spain

•	Telefónica Móviles: worldwide wireless communications services.

•	Telefónica Latinoamerica: fixed-line telecommunications services in Latin America.

•	Admira: worldwide audiovisual content and media.

•	Terra - Lycos: worldwide Internet-related services.

•	Telefónica Data: worldwide corporate data transmission.

In addition, the company has several other lines of business, including:

•	Publishing, development and sale of advertising in telephone directories conducted through Telefónica Publicidad e Información, S.A.

•	Operation of contact centers in Europe (Spain), Latin America, Northern Africa (Morocco) and Asia (Japan) conducted through Atento Holding Telecomunicaciónes, S.A.

•	Development of business-to-business (B2B) marketplaces conducted through Katalyx, S.A.

•	Provision of broadband communications through submarine fiber optic cable conducted through Emergia, S.A.

•	Provision of international data transmission services and international services through Telefónica International Wholesale Services (“TIWS”).

The main figures by segment under Spanish GAAP in 2002 and 2001 were as follows:

December 31, 2002	Telefónica De España	Telefónica Móviles	Telefónica Latinoamerica	Admira	Terra Lycos	Telefónica Data	Telefónica Holding	Other	Eliminations	Total
	Millions of Euros
Sales to external clients	9,337.74	7,993.02	6,822.83	1,068.08	546.30	1,310.49	—	1,332.84	—	28,411.30
Sale of services to other segments of the company	934.37	1,456.32	131.31	8.08	53.66	420.93	36.17	3,170.51	(6,211.35)	—
Capitalized expenses on Group work on fixed assets	179.20	75.30	63.40	0.50	1.70	9.90	—	1.90	195.90	527.80
Other operating revenues	132.03	60.69	44.68	2.23	20.19	13.71	63.98	107.90	(147.81)	297.60
Operating expenses	5,868.60	5,600.30	3,407.50	964.39	741.50	1,553.34	322.87	4,372.71	(6,058.01)	16,773.20
Other operating expenses	197.52	155.01	307.94	—	22.03	31.81	8.75	55.03	(38.79)	739.30
EBITDA (*)	4,517.22	3,830.02	3,346.78	114.50	(141.68)	169.88	(231.47)	185.41	(66.46)	11,724.20
Depreciation and amortization expenses	2,701.82	1,391.88	1,999.41	49.58	142.72	198.26	57.09	226.95	(75.29)	6,692.42
Operating Profit	1,815.40	2,438.14	1,347.37	64.92	(284.40)	(28.38)	(288.56)	(41.53)	8.83	5,031.78
Gain or losses of associated companies	(2.40)	(159.48)	(4.29)	(191.32)	(148.90)	(38.66)	—	(1.00)	18.16	(527.88)
Interest expenses	538.02	467.72	754.92	112.25	3.98	71.65	1,483.73	1,096.01	(2,601.17)	1,927.10
Interest revenues	134.48	124.15	190.30	22.85	70.34	36.60	2,216.43	1,038.70	(3,496.04)	337.80
Extraordinary gains or losses	(373.71)	(12,077.80)	(317.22)	(530.18)	(1,046.33)	(836.81)	(5,882.79)	(31.10)	4,878.06	(16,217.88)
Income tax expenses	224.69	(2,130.40)	(103.74)	(217.00)	342.63	(547.77)	(1,287.61)	25.84	464.71	(3,228.65)
Profit or loss of the segment	807.93	(3,744.50)	(182.54)	(669.15)	(2,008.87)	(464.70)	(4.478.69)	(232.44)	5,396.16	(5,576.80)
Total Assets	18,997.60	17,033.00	23,761.41	4,705.27	3,504.92	3,052.32	50,129.72	26,788.71	(79,931.66)	68,041.29
Capital expenditures	1,744.00	1,046.60	687.90	76.10	43.40	225.68	22.20	80.32	—	3,926.20

December 31, 2001	Telefónica De España	Telefónica Móviles	Telefónica Latinoamerica	Admira	Terra Lycos	Telefónica Data	Telefónica Holding	Other	Eliminations	Total
	Millions of Euros
Sales to external clients	9,208.51	7,329.95	9,821.54	1,395.54	660.72	1,244.06	—	1,392.28	—	31.052,60
Sale of services to other segments of the company	1,011.86	1,400.04	315.86	7.52	29.23	605.62	140.50	730.28	(4,240.91)	—
Capitalized expenses on Group work on fixed assets	195.10	128.60	212.50	0.30	2.50	21.15	—	19.89	156.06	736.10
Other operating revenues	107.20	56.36	60.08	7.09	1.07	46.08	52.49	189.30	(264.93)	254.74
Operating expenses	5,703.40	5,250.88	4,719.60	1,258.00	930.00	1,841.60	277.51	2,340.39	(4,175.38)	18,146.00
Other operating expenses	311.13	245.70	527.36	—	23.57	51.74	49.34	13.81	(129.54)	1,093.11
EBITDA (*)	4,508.14	3,418.37	5,163.02	152.45	(260.05)	23.57	(133.86)	(22.45)	(44.87)	12,804.30
Depreciation and amortization expenses	2,804.44	1,331.75	2,625.70	75.41	157.42	189.81	48.56	162.20	(21.32)	7,373.98
Operating Profit	1,703.70	2,086.62	2,537.32	77.04	(417.45)	(166.24)	(182.42)	(184.65)	(23.55)	5,430.32
Gain or losses of associated companies	(1.82)	(119.19)	8.38	(184.46)	(181.73)	(5.05)	—	95.58	11.81	(376.49)
Interest expenses	565.75	425.89	1,040.83	109.83	10.48	55.75	1,450.50	169.01	(1,763.11)	2,064.92
Interest revenues	173.32	138.33	256.61	17.70	136.33	13.39	2,452.49	2.03	(2,733.72)	456.48
Extraordinary gains or losses	286.11	(119.10)	164.60	(69.63)	(74.85)	(272.84)	(1,397.52)	(41.05)	1,737.11	212.83
Income tax expenses	506.61	622.52	(136.20)	(57.99)	(363.35)	(56.17)	(264.91)	(33.07)	(19.36)	198.08
Profit or loss of the segment	1,077.64	859.73	1,274.90	(347.24)	(566.30)	(486.18)	(354.18)	(336.15)	984.58	2,106.79
Total Assets	20,402.21	25,226.95	31,902.79	5,103.35	6,115.87	4,077.16	52,721.65	3,892.18	(63,019.59)	86,422.57
Capital expenditures	1,879.18	2,121.98	3,211.52	133.17	107.29	513.53	56.84	397.39	—	8,420.89

(*)	The company defines as EBITDA the Spanish GAAP Operating profit before depreciation and amortization expenses.

Measurement of Segments:

We include in the disclosure of segment data those measures of profit or loss which are reviewed by the operating management to asses the performance of each segment, basically operating revenues (sales to external clients and to other segments), operating expenses, EBITDA, and capital expenditures.

The budgets and strategic plans of the segments include the above mentioned measures, and our chief operating decision maker reviews them on a monthly basis in order to assess the performance of the segments and make decisions to improve it and also to evaluate the accomplishment of the management of each segment.

The rest of the measures disclosed are also considered for purposes of making decisions about allocating resources to each segment. Management uses more than one measure of a segment’s profit or loss, however, the reported measures are those that management believes are determined in accordance with the measurement principles most consistent with Spanish GAAP.

Accounting principles:

All transactions between segments are made at market prices or at prices which have been approved and published by the regulatory authority.

The accounting principles used in the accounting for the segments is the same as that used in the elaboration of the consolidated financial statement.

12.	External services

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against “external services”. Advertising expenses for 2000, 2001 and 2002 amounted to € 772.79 millions, € 1,003.52 millions and € 781.58 millions, respectively. Accounting for such costs is consistent with US GAAP.

13.	New accounting standards

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not anticipate that application of this Standard will have any impact on its financial position or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The standard affects the accounting for restructuring charges and related activities and generally will lengthen the timeframe for reporting of expenses relating to restructuring activities beyond the period in which a plan is initiated. The provisions of this statement are required to be adopted for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

Accounting for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 148, “Accounting for Stock-Based Compensation —Transition and Disclosure—an amendment of FASB Statement No. 123.” SFAS No. 148” provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently accounts and expects to continue to account for its stock option plans under Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, and thus does not expect that the application of SFAS 148 will have any effect on its financial position, results of operations or cash flows.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company has not assessed what impact, if any, application of this Standard will have on its financial position, results of operations, or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company has not yet assessed what effect, if any, adoption of this Standard will have on its financial position, results of operations or cash flows.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements are applicable in 2002. The Company has not yet assessed what effect, if any, adoption of this Standard will have on its financial position, results of operations or cash flows.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The Company is required to apply FIN No. 46 to all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the Company is required to apply FIN No. 46 on July 1, 2003. The Company does not expect that FIN No. 46 will have a material effect on its financial statements.

****************

EXHIBIT I.

Contribution of the Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2002 and 2001, was as follows:

	12/31/02		12/31/01
Empresas	To Reserves	To Translation Differences	To Reserves	To Translation Differences
	Millions of Euros
Fonditel	26,22	—	20,94	—
Atento Group	(229,62)	(7,42)	(94,06)	19,10
Casiopea Group	62,53	—	45,33	0,79
Comet Group	(6,58)	—	(6,16)	—
Telefónica DataCorp Group	(527,68)	(221,41)	(65,58)	(49,02)
Telefónica de España Group	295,80	(0,02)	102,21	(0,01)
Telefónica Internacional Group	1.537,61	(4.315,82)	906,52	(2.703,90)
Telefónica Contenidos Group	(1.262,99)	(248,38)	(875,13)	(188,23)
Telefónica Publicidad e Información Group	74,28	(44,73)	47,73	(1,18)
Telefónica Móviles Group	4.612,68	(985,06)	3.597,32	(354,80)
Terra Networks Group	(559,65)	(129,29)	(355,71)	(45,90)
Venturini Group	(0,62)	—	(0,84)	—
Inmobiliaria Telefónica	(0,76)	—	(0,29)	—
Playa de Madrid	0,74	—	0,34	—
Taetel	11,23	—	10,81	—
Telefónica Europe B.V.	5,38	—	3,76	0,02
Telfisa	3,44	—	1,37	—
Tidsa	33,94	—	32,17	—
Urbana Ibérica	0,56	—	0,55	—
Katalyx Group	(99,72)	(5,98)	(69,54)	(0,93)
Emergia Group	(127,18)	(41,49)	7,73	(5,21)
Telefónica and other	20.306,04	(508,22)	19.145,79	50,98

Total Telefónica Group	24.155,65	(6.507,82)	22.455,26	(3.278,29)

Intercompany fixed asset transactions	64,31	—	(94,08)	—

Total contribution	24.219,96	(6.507,82)	22.361,18	(3.278,29)

DETAIL OF SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES AS OF DECEMBER 31, 2002

(amounts in millions of euros)

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica de Contenidos, S.A. (SPAIN)(*)(**)(1)(6)	100.00%		100.00%	3,003.63	(1,358.15)	—	(669.15)	2,241.88	Full	—
Organization and operation of activities and businesses relating to multimedia services
Paseo de la Castellana, 141—28046 Madrid
Telefónica Media Argentina, S.A. (ARGENTINA)(1)		100.00%	100.00%	52.29	(48.98)	—	—	453.19	Full	—
Holdings in businesses in areas related to the media
Tucumán, 1 Pta.17º—Buenos Aires
AC Inversora, S.A. (ARGENTINA)(1)		100.00%	100.00%	104.91	(98.33)	—	(6.64)	—	Full	—
Holdings in free-to-air television channels
Atlántida Comunicaciones, S.A. (ARGENTINA)(1)(6)		100.00%	100.00%	492.26	(557.42)	—	(428.73)	—	Full	—
Free-to-air television and radio
Tucumán, 1 Pta.20—Buenos Aires
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E.M.	0.48
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	C.	—
Telefónica Medios de Comunicación, S.A. (SPAIN)(*)(**)(1)		100.00%	100.00%	21.20	—	—	(18.90)	100.37	Full	—
Holding of shares of companies in the media industry
Paseo de la Castellana, 141—28046 Madrid
Telefónica Sport, S.A. (SPAIN)(*)(**)		100.00%	100.00%	0.06	—	—	(0.79)	1.39	Full	—
Management and exploitation of audiovisual rights in any medium
Paseo de la Castellana, 141—28046 Madrid
Gestora de Medios Audiovisuales de Fútbol, S.L. (SPAIN)(*)(**)(1)		100.00%	100.00%	50.33	(10.16)	—	(15.53)	278.43	Full	—
Exploitation of rights to broadcast soccer matches
Paseo de la Castellana, 141—28046 Madrid
Audiovisual Sport, S.L. (SPAIN)(3)		40.00%	40.00%	73.47	29.42	—	(54.24)	138.02	E.M.	19.45
Holder of Spanish soccer league and knock-out cup rights
Avda. Diagonal, 477 Pº. 7ª—Barcelona
Producciones Multitemáticas, S.A. (SPAIN)(*)(**)(4)		100.00%	100.00%	12.02	—	—	(4.40)	22.38	Full	—
Production, distribution, sale, purchase and operation of television and film productions.
Virgilio, 2—Edificio 2—Ciudad de la Imagen (*)—28223 Madrid.
Lola Films, S.A. (SPAIN)(1)(6)		70.00%	70.00%	20.57	(1.06)	—	(8.71)	25.63	Full	—
Film production
Velázquez, 12—Madrid
Other holdings(1)		N/A	N/A	N/A	N/A	N/A	N/A	—	C	0.07
Telefónica Servicios Audiovisuales, S.A. (SPAIN)(*)(**)(1)		100.00%	100.00%	6.01	21.55	—	1.86	8.37	Full	—
Provision of all manner of audiovisual telecommunications services
Virgilio, 2—Edificio 2—Ciudad de la Imagen (*)—28223 Madrid
Servicios de Teledistribución, S.A. (S.T. HILO) (SPAIN)(*)(**)(4)		100.00%	100.00%	1.26	1.90	—	0.76	1.79	Full	—
Provision of services in the teledistribution industry
Luchana, 23, 1º—28010 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Media Internacional y de Contenidos, S.A. (SPAIN)(*)(**)		100.00%	100.00%	0.60	—	—	(3.50)	16.02	Full	—
Operation of media services in Latin America
Gran Vía, 28—28013 Madrid
Telefónica Media Internacional y de Contenidos USA, Inc. (USA)		100.00%	100.00%	21.50	(17.85)	—	(5.72)	20.93	Full	—
Operation of media services in the U.S.
1221 Brickell Av.—Miami
Famosos, Artistas, Músicos y Actores, S.A.U. (**) (SPAIN)		100.00%	100.00%	0.06	0.06	—	(2.69)	4.51	Full	—
Representation of artists
C/ Mártires de Alcalá, 4—28015 Madrid
Euroleague Marketing, S.L. (SPAIN)(1)		70.00%	70.00%	0.06	(21.62)	—	(34.84)	0.04	Full	—
Exploitation of rights on basketball's Euroleague
Paseo de la Castellana, 141—28046 Madrid
Fieldy, B.V. (NETHERLANDS)(6)(1)		51.00%	51.00%	0.09	7.64	—	(15.54)	42.44	P.I.	—
Record label, audiovisual distribution and organization of events
Locatellikade, 1 1076 A-Z—Amsterdam
Interocio Games, S.A. (SPAIN)		50.00%	50.00%	1.50	(0.01)	—	(0.00)	0.75	E.M.	0.75
Leisure-related technology for dissemination
Paseo de la Castellana, 141—28046 Madrid
Líderes Enterteinment Group, Inc. (USA)(1)		49.00%	49.00%	0.01	(2.58)	—	(2.03)	19.96	P.I.	—
Management and marketing of artists' rights
3191 Coral Way—Miami
DTS Distribuidora de Televisión Digital, S.A. ( SPAIN)(1)		48.63%	48.63%	164.37	(388.90)	—	(239.75)	409.61	E.M.	(225.66)
Digital satellite T.V. services
Virgilio, 2—Edificio 1—Ciudad de la Imagen (*)—28223 Madrid
Antena 3 de Televisión, S.A. (SPAIN)(1)(6)		47.52%	47.52%	166.67	322.51	—	(39.34)	319.22	E.M.	213.74
Management of public and satellite T.V. Service
Avda. Isla Graciosa, s.n.—San Sebastián de los Reyes—28700 Madrid
Tick Tack Ticket, S.A. (SPAIN)(1)		47.50%	47.50%	0.50	2.52	—	(1.96)	6.01	E.M.	0.50
Management, distribution and sale of tickets for shows and other events
Almogáraves, 183—Barcelona
Patagonik Film Group, S.A. (ARGENTINA)(2)		30.00%	30.00%	1.26	0.02	—	0.79	8.58	E.M.	0.62
Production of audiovisual content
Godoy Curz, 1540—1414 Buenos Aires
Torneos y Competencias, S.A. (ARGENTINA)(3)(6)		20.00%	20.00%	14.19	31.14	—	(17.92)	81.81	E.M.	—
Television producer and advertising agency
Balcarce 510—Buenos Aires
Hispasat, S.A. (SPAIN)(2)		13.23%	13.23%	121.95	131.44	—	18.37	17.59	E.M.	35.96
Operation of a satellite telecommunications system
Gobelas, 41—28023 Madrid
Media Park, S.A. (SPAIN)(2)(6)		7.40%	7.40%	45.25	27.24	—	(27.91)	63.11	C	10.13
Production of audiovisual content
Pol.Ind., nº1 c/Bullidor S/N—08960 Sant Just Desvern—Barcelona

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Pearson Plc. (U.K.)(2)(6)		4.85%	4.85%	307.46	5,516.69	(115.30)	(318.22)	757.10	E.M.	261.57
Publishing
3 Burlington Gardens, London W1X 1LE
Endemol Entertainment Holding, N.V. (NETHERLANDS)(3)(6)	99.47%		99.47%	0.79	56.90	—	52.55	840.03	Full	—
Production of audiovisual content
Bonairelaan, 4—1213 Vh Hilversum—Netherlands
Other holdings(3)		N/A	N/A	N/A	N/A	N/A	N/A	—	E.M.	4.90
Telefónica Datacorp, S.A.U. (SPAIN)(*)(**)(1)(6)	100.00%		100.00%	2,228.63	(616.39)	—	(464.70)	1,330.55	Full	—
Provision and exploitation of audiovisual rights
Gran Vía, 28—28013 Madrid
Telefónica Data España, S.A.U. (SPAIN)(*)(**)(1)		100.00%	100.00%	39.27	8.90	(26.04)	79.03	130.81	Full	—
Data transmission
Beatríz de Bobadilla, 18—28040 Madrid
Agencia de Certificación Electrónica, S.A. (SPAIN)(**)(2)		100.00%	100.00%	0.94	—	—	(3.74)	0.00	Full	—
Development of "Electronic notary" business using SET technology
Sor Angela de la Cruz, 3—28020 Madrid
Interdomain, S.A. (SPAIN)(*)(**)(4)		100.00%	100.00%	0.30	0.35	—	0.13	0.38	Full	—
Operation of Internet resources
Fernando El Santo, 15—28.010 Madrid
Segurvirtual MVS, S.A. (SPAIN)(3)		49.00%	49.00%	3.49	(4.32)	—	(2.75)	1.59	E.M.	(1.75)
Virtual insurance market research
Plaza de la Lealtad, 4—28014 Madrid
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		33.33%	33.33%	0.60	1.49	—	(0.38)	0.70	E.M.	0.57
Euroinfomarket, S.A. (SPAIN)(1)		5.00%	5.00%	3.01	(1.15)	—	(1.99)	0.20	C	0.20
Telefónica Data Mexico Holding (MEXICO)(1)		100.00%	100.00%	37.14	(4.92)	—	(6.66)	40.34	Full	—
Global telecommunication services
Mexico
Telefónica Data Mexico, S.A. De C.V. (MEXICO)(1)		51.00%	100.00%	61.44	(28.32)	—	(12.05)	17.95	Full	—
Global telecommunication services
Sierra Santa Rosa, 61—Lomas de Chapultepec—11.650 Mexico City
Telefónica Data Colombia, S.A. (COLOMBIA)(1)		99.99%	99.99%	9.34	(4.73)	—	(6.18)	16.87	Full	—
Global telecommunication services
Bogotá
Telefónica Data do Brasil, Ltda. (BRAZIL)(1)		100.00%	100.00%	249.87	(112.26)	—	(12.49)	249.62	Full
Telecommunications services
Rua da Consolaçao, 247—6—Sao Paulo
Telefónica Data Brasil Holding (BRAZIL)(1) (6)		53.66%	93.98%	345.67	(158.66)	—	(21.67)	271.86	Full	—
Ownership of companies providing network and telecommunication services
Avda. Brig. Faria Lima, 1188 plta. 7ª andar-parte—Sao Paulo
Telefónica Empresas (BRAZIL)(1)		100.00%	100.00%	17.15	10.98	—	(11.92)	85.60	Full	—
Provision and operation of telecommunication services
Avda. Tamboré, 341/371—Barueri—Sao Paulo

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Datos de Venezuela, S.A. (VENEZUELA)(1)		100.00%	100.00%	0.02	0.23	—	0.13	0.02	Full	—
Telecommunications services
Avda. Las Palmas, 3º—1050 Caracas
Telefónica Sistemas, S.A. (SPAIN)(*)(**)(3)		100.00%	100.00%	8.43	6.57	—	(9.23)	15.85	Full	—
Systems engineering, networks and telecommunications infrastructure
Sor Angela de la Cruz, 3—Pl. 9ª—28020 Madrid
Telefónica Sistemas Ingeniería de Productos Guatemala, S.A. (GUATEMALA)		100.00%	100.00%	0.00	(0.22)	—	(0.04)	0.00	Full	—
Telecommunications systems and equipment engineering
Guatemala City
Telefónica Ingeniería de Comunicaciones, S.A. (SPAIN)(*)(**)(3)		100.00%	100.00%	1.00	0.01	—	(0.21)	0.56	Full	—
Management and marketing of networks
Goya, 4—28001 Madrid
Telefónica Sistemas El Salvador, S.A. de C.V. (EL SALVADOR)		100.00%	100.00%	0.04	0.02	—	(0.10)	0.03	Full	—
Provision of Engineering and systems services
San Salvador
Telefonica Deutschland, GMBH (GERMANY)		100.00%	100.00%	2.60	579.15	—	(32.50)	638.54	Full
Internet and telecommunications services
Landshuter Allee, 8—80637 Munich
MediaWays U.K. (U.K.)		100.00%	100.00%	—	(4.16)	—	0.14	0.00	Full
Provider of IP services in the B2B market
2nd Floor, 33-34 Alfred Place—WC1E 7DP London
Factoría de Contenidos Digitales, S.A. (SPAIN)(*)(**)(4)		100.00%	100.00%	0.60	0.95	—	(1.79)	0.75	Full	—
Interactive audiovisual content
Jorge Manrique, 12—28006 Madrid
Telefónica Data Canadá, Inc. (CANADA)		100.00%	100.00%	0.01	—	—	—	—	C.	—
Telecommunications services
Telefónica Data Caribe (SPAIN)		10.00%
Telefónica Data USA Inc. (USA)(1)		100.00%	100.00%	0.00	48.53	—	(34.61)	70.44	Full	—
Telecommunications services
1221 Brickell Avenue—33131 Miami—Florida
Cafitel, S.L. (SPAIN)(*)(**)		100.00%	100.00%	0.00	—	—	(0.43)	0.00	Full
Granting of loans, guarantees and financial assistance to the Telefónica Group
Alcalde Mandillo Tejero, 8—Edificio Simón Bolivar—Santa Cruz de Tenerife
Telefónica Data Argentina, S.A. (ARGENTINA)(1)(6)		97.92%	97.92%	108.79	(85.07)	—	(7.31)	97.49	Full	—
Provision and operation of telecommunications services
Tucumán, 1 plta. 18º—1049 Buenos Aires
Tyssa, Telecomunicaciones y Sistemas, S.A. (ARGENTINA)(1)		80.00%	98.34%	4.36	0.12	—	(17.57)	0.92	Full	—
Intelsat		0.09%	0.09%	N/D	N/D	N/D	N/D	1.88	C.	1.81
New Skies Satellites N.V.		0.00%	0.00%	N/D	N/D	N/D	N/D	—	C.	—

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Data Perú (PERU)(1)(6)		97.07%	97.07%	28.74	(2.23)	—	3.07	18.16	Full	—
Provision and operation of telecommunications services
Jorge Basadre, 592 7º—San Isidro—Lima
Telefónica Servicios Financieros, S.A.C. (PERU)(1)		99.90%	96.97%	3.49	(0.54)	—	1.06	N/D	Full	—
Information systems advisory and consulting services
Los Sauces, 374, Torre Roja, oficina 1002—San Isidro—Lima
Telefónica Data Caribe(*)(**) (SPAIN)(1)		90.00%	90.00%	0.06	(0.00)	—	(2.04)	0.06	Full	—
Global telecommunications services
Beatríz de Bobadilla, 14—28040 Madrid
Telefónica Data Cuba (CUBA)		50.00%	50.00%	14.92	—	—	—	7.63	C.	7.63
Provision and operation of telecommunications services
Ave, 47 s/n entre 18[a] y 20—Miramar Playa—Havana
Telefónica Data Atlas, S.A. (MOROCCO) (5)		59.86%	59.86%	300m.DH	N/D	N/D	N/D	0.02	C.	0.02
Provision and operation of telecommunications services
Tour Bmce, Rond Point Hassan II—Casablanca
Telefónica Data Mexico, S.A. De C.V. (MEXICO)(1)		49.00%
Atlanet, S.p.A. (ITALY)(1)		34.00%	34.00%	120.57	86.82	—	(117.20)	170.74	E.M.	30.66
Telecommunications services
Via Mario Bianchini, 60—00142 Rome
IPSE—2000 (ITALY)(1)		12.00%	4.08%
Exploitation of a UMTS license
Piazza dei Caprettari, 70—00186 Roma
Consorzio Topix Torino e Piemonte Exchange Point (ITALY)		11.00%	3.74%	1.01	—	—	(0.04)	0.10	C.	—
Eurnetcity, S.p.a. (ITALY)		10.00%	3.40%	3.50	(0.04)	—	(0.17)	0.35	C.	—
Telefónica de España, S.A.U. (SPAIN)(*)(**)(1)(6)	100.00%		100.00%	1,023.68	2,228.56	(715.93)	807.93	3,033.86	Full	—
Provision of telecommunications services in Spain
Gran Vía, 28—28013 Madrid
Telefónica Soluciones Sectoriales, S.A. (SPAIN)(*)(**)(4)		100.00%	100.00%	13.73	(3.76)	—	0.10	10.72	Full	—
Consulting services for companies in the communications and IT industries
Av. Burgos, 17-10.º-28036 Madrid
Portel Servicios Telemáticos, S.A. (SPAIN)(1)		49.00%	49.00%	3.01	0.18	—	0.06	1.35	E.M.	1.53
Systems engineering and telecommunications in port areas
Avda. de Partenón, 10 Campo de las Naciones—28042 Madrid.
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN)		50.00%	50.00%	0.12	0.03	—	(0.01)	0.07	E.M.	0.07
Provision of consulting services, installation and the provision of telecommunications services
Parque industrial y de Servicios de Mairena del Aljarafe—Seville
Bitel Baleares Innovación Telemática, S.A. (SPAIN)		39.00%	39.00%	1.50	(0.16)	—	(0.11)	0.69	E.M.	0.48
Provison of services and systems engineering in the IT and communications fields
Paseo Marítimo, 38 A—07005 Palma de Mallorca
Instituto de Comunicaciones 7 (SPAIN)		40.00%	40.00%	0.08	(0.02)	—	—	0.03	E.M.	0.03
Provider of multimedia services
Cebrián, 3—35003 Las Palmas de Gran Canaria

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Tecnología e Ingeniería de Sist. y Servicios Avanzados de Telec., S.A. (TISSAT) (SPAIN)(2)		30.77%	30.77%	0.78	2.28	—	(0.01)	0.17	E.M.	0.94
Systems engineering and marketing of advanced services
Correos, 1—46002 Valencia
SEMCA (SPAIN)		20.00%	20.00%	0.75	(0.09)	—	N/D	0.12	C	0.12
Emergency TELEPHONE service in the Autonomous Community of Cantabria
Casimiro Sainz, 4—Santander
ATENET (SPAIN)		8.68%	8.68%	0.33	(0.36)	—	N/D	0.12	C	0.12
Teaching via computer systems
C/ Jorge Juán, 32—Madrid
Barcelona Emprend, S.A. (SPAIN)		6.98%	6.98%	6.45	(0.03)	—	N/D	0.45	C	0.45
Promotion of non-financial companies
C/ Llacuna, 162—Barcelona
Foment Ciutat Vella, S.A. (SPAIN)		5.00%	5.00%	6.01	0.00	—	N/D	0.30	C	0.30
Performance of urban projects
C/ Pintor Fortuny, 17 - 19—Barcelona
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN)(*)(**)(3)		100.00%	100.00%	2.77	24.05	—	(11.53)	12.47	Full	—
Promotion, marketing and distribution of telephone and telematic equipment and services
Plaza del Descubridor Diego de Ordás,3—28003 Madrid
Telyco Maroc, S.A. (MOROCCO)(3)		54.00%	54.00%	0.60	(0.12)	—	0.17	0.32	Full	—
Promotion, marketing and distribution of telephone and services
Boulevard Abdelmoumen, 88—Casablanca
Telefónica Telecomunicaciones Públicas, S.A. (SPAIN)(*)(**)(1)		100.00%	100.00%	1.20	67.84	—	5.88	64.12	Full	—
Installation of public telephones
Plaza de Carlos Trías Bertrán, 7—28020 Madrid
Andalucía Digital Multimedia, S.A. (SPAIN)		24.00%	24.00%	4.00	(0.20)	—	(2.62)	8.90	E.M.	0.28
Development of the audiovisual industry in Andalucía
Edificio Azul, Parque Tecnológico de Andalucía—Málaga
Adquira Spain, S.A. (SPAIN)		20.00%	20.00%	0.45	27.08	—	(8.86)	7.64	E.M.	2.79
E-commerce
Pl. Pablo Ruíz Picaso, s/n. Edif. Torre Picaso—Madrid
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	27.63	C.	27.63
Telefónica Cable, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	26.81	(8.23)	—	(15.52)	29.58	Full	—
Cable telecommunications services
Virgilio, 2—Edificio 2—Ciudad de la Imagen (*)—28223 Madrid
Telefónica Cable Castilla la Mancha, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	6.01	(0.76)	—	0.02	0.61	Full	—
Cable television systems and value-added services
Cuesta de Carlos V, 5—Toledo
Telefónica Cable Andalucía, S.A. (SPAIN)(7)		100.00%	100.00%	6.01	(0.91)	—	0.01	5.95	Full	—
Cable television systems and value-added services
Graham Bell, 5—41010 Seville
Telefónica Cable Castilla y León, S.A. (SPAIN)(7)		100.00%	100.00%	6.01	(0.76)	—	0.02	6.02	Full	—
Cable television systems and value-added services
Avda. de los Reyes Católicos, 38—09005 Burgos

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Sociedad General de Cablevisión Canarias, S.A. (SPAIN)(7)		100.00%	100.00%	1.23	(1.15)	—	(0.01)	1.17	Full	—
Cable television systems and value-added services
Alcalde Mandillo Tejera, 8—38007 Santa Cruz de Tenerife
Telefónica Cable Menorca, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.60	(0.13)	—	0.00	0.56	Full	—
Cable television systems and value-added services
Santiago Ramón y Cajal, 13—Mahón—Menorca
Telefónica Cable Asturias, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.60	0.06	—	0.01	0.61	Full	—
Cable television systems and value-added services
Gral. Elorza, 8—33001 Oviedo
Telefónica Cable Ceuta, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.60	0.02	—	0.02	0.56	Full	—
Cable television systems and value-added services
Santa María Soledad, 6—11006 Cádiz
Telefónica Cable Aragón, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.60	(0.05)	—	—	0.50	Full	—
Cable television systems and value-added services
Vía Universitas, 10—Zaragoza
Telefónica Cable Melilla, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.60	0.08	—	0.01	0.61	Full	—
Cable television systems and value-added services
Hilera, 2—29007 Málaga
Telefónica Cable La Rioja, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.60	(0.28)	—	(0.00)	0.61	Full	—
Cable television systems and value-added services
San Millán, 3—26004 Logroño
Telefónica Cable Extremadura, S.A. (SPAIN)(7)		83.00%	83.00%	0.60	0.07	—	0.01	0.51	Full	—
Cable television systems and value-added services
Plza. de la Soledad, 2—06001 Badajoz
Telefónica Cable Navarra, S.A. (SPAIN)(**)(7)		100.00%	100.00%	0.50	(0.16)	—	0.01	0.76	Full	—
Cable television systems and value-added services
Monasterio Oliva, 9—31011 Pamplona
Telefónica Cable Madrid, S.A. (SPAIN)(**)(7)		100.00%	100.00%	0.47	(0.16)	—	0.01	0.82	Full	—
Cable television systems and value-added services
Virgilio, 12—Edificio 2—Ciudad de la Imagen(*)—28223 Madrid
Telefónica Cable Murcia, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.40	(0.14)	—	—	0.54	Full	—
Cable television systems and value-added services
San Antón, 4—30005 Murcia
Telefónica Cable Balears, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.35	(0.12)	—	—	0.51	Full	—
Cable television systems and value-added services
Federico García Lorca, 2—07014 Palma de Mallorca
Telefónica Cable Cantabria, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.34	(0.11)	—	(0.01)	0.52	Full	—
Cable television systems and value-added services
La Milagrosa, 2—39001 Santander
Telefónica Cable Euskadi, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.32	(0.11)	—	(0.00)	0.52	Full	—
Cable television systems and value-added services
Gregorio de la Revilla, 27—48010 Bilbao

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Cable Valencia, S.A. (SPAIN)(*)(**)(7)		100.00%	100.00%	0.06	0.56	—	0.00	1.16	Full	—
Cable television systems and value-added services
San Vicente, 148—46007 Valencia
Telefónica Cable Catalunya, S.A. (SPAIN)(**)(7)		100.00%	100.00%	0.06	(0.01)	—	0.01	1.05	Full	—
Cable television systems and value-added services
Avda. Icaria, 136—08805 Barcelona
Telefónica Cable Galicia, S.A. (SPAIN)(7)		85.00%	85.00%	0.60	0.08	—	0.01	0.53	Full	—
Cable television systems and value-added services
Ronda de Outerio, 1-3—A Coruña
Taetel, S.L. (SPAIN)(*)(**)(1)	100.00%		100.00%	28.25	11.23	(0.83)	0.92	28.25	Full	—
Acquisition, holding and disposal of shares and ownership interests in other companies
Beatríz de Bobadilla, 3—28040 Madrid
Lotca Servicios Integrales, S.L.(**) (SPAIN)	100.00%		100.00%	16.92	—	—	—	16.92	Full	—
Holding and operation of aircraft and the lease thereof
Gran Vía, 28—28013 Madrid
Telefónica Consultora de Proyectos, S.A. (SPAIN)(*)(**)(2)	100.00%		100.00%	10.82	(2.43)	—	(0.78)	9.10	Full	—
Teleassistance and value-added services
Condesa de Venadito, 1—28027 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)(*)(**)(2)		100.00%	100.00%	0.90	0.78	—	(1.12)	3.58	Full	—
Security services and systems
Condesa de Venadito, 1—28027 Madrid
Telefónica Engenharia de Segurança (BRAZIL)		99.99%	99.99%	0.22	0.25	—	(0.27)	0.20	Full	—
Security services and systems
Rua Haddock Lobo, 337 2º andar, conjunto 21—01414-001—Sao Paulo
Telefónica Ingeniería de Seguridad México, S.A. (MEXICO)		65.00%	65.00%	N/D	N/D	N/D	N/D	0.34	C.	0.34
Telefónica Consultora y Servicios, S.A. (SPAIN)(*)(**)(2)		100.00%	100.00%	0.30	0.71	—	(0.16)	0.63	Full	—
Administrative and network outsourcing
Condesa de Venadito, 1—28027 Madrid
Inmobiliaria Telefónica, S.L. (SPAIN)(*)(**)(1)	100.00%		100.00%	10.04	92.64	—	9.97	103.44	Full	—
Purchase,sale and lease of real estate
Gran Vía, 28—28013 Madrid
Telefónica Capital, S.A. (SPAIN)(**)(3)	100.00%		100.00%	7.00	38.01	—	(0.62)	18.12	Full	—
Financial institution
Gran Vía, 28—28013 Madrid
Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN)(3)		70.00%	70.00%	15.70	11.68	—	6.72	34.99	Full	—
Administration of pension funds
Pedro Teixeira nº 8—3ª P.—28020 Madrid
Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (MEXICO)(1)(6)	100.00%		100.00%	6.76	(0.17)	—	(2.24)	6.76	Full	—
Provision of management and administration services
Blvd. Díaz Ordaz Pte N 123 2º, Col. Santamaría—6465 Monterrey
Atento Servicios Corporativos, S.A. (SPAIN)(*)(**)(1)	100.00%		100.00%	6.12	43.71	—	(7.16)	107.58	Full	—
Holding company
C/ Gran Vía, 28—28.013 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telepizza, S.A. (SPAIN)		4.89%	4.89%	N/D	N/D	N/D	N/D	102.02	C.	102.02
Atento N.V. (NETHERLANDS)(1)(6)	100.00%		100.00%	0.09	116.63	—	(90.43)	282.71	Full	—
Provision of telecommunications services
Locatellikade, 1—1076 AZ Amsterdam
Atento Holding, Inc. (USA)(1)(6)		100.00%	100.00%	—	116.68	—	(90.33)	282.71	Full	—
Holding company
1013 Center Road, Wilmington—Delaware
Atento Teleservicios España, S.A. (SPAIN)(4)		100.00%	100.00%	1.38	37.53	—	4.14	27.26	Full	—
Provision of promotion, marketing and market research services relating to direct marketing
Santiago de Compostela, 94—7ª—28035 Madrid
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN)(4)		100.00%	100.00%	0.06	1.13	—	0.30	0.06	Full	—
Temporary employment agency
Príncipe de Vergara,28 Madrid
Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A. (SPAIN)(4)		100.00%	100.00%	0.60	2.70	—	(2.83)	0.81	Full	—
Information and communication systems for emergency situations
Paseo Marítimo, 38 A—1º E—07014 Palma de Mallorca
Atento Brasil, S.A. (BRAZIL)(6)		100.00%	100.00%	249.75	(146.97)	—	(31.46)	223.16	Full	—
Provision of call-center services
Av. Maria Coelho de Aguiar, 215—Bloco B, 8—05804-900 Sao Paulo
Atento Puerto Rico Inc. (PUERTO RICO)		100.00%	100.00%	7.12	(5.15)	—	(0.54)	3.05	Full	—
Provision of call-center services
Valencia Park calle 2 edificio 17 suite 600, Guaynabo—Puerto Rico 00968
Atento Colombia, S.A. (COLOMBIA)		38.82%	99.98%	1.55	2.73	—	(0.42)	9.15	Full	—
Provision of call-center services
Santa Fé de Bogotá
Atento Maroc, S.A. (MOROCCO)		100.00%	100.00%	2.52	(2.48)	—	2.31	0.07	Full	—
Provision of call-center services
Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun—Casablanca
Atento Argentina, S.A. (ARGENTINA)		88.89%	100.00%	0.28	(5.39)	—	(15.61)	0.25	Full	—
Provision of call-center services
Avda. de Mayo, 645 P.1º—Buenos Aires
Atento Uruguay, S.A. (URUGUAY)(1)		100.00%	100.00%	0.26	(0.05)	—	(0.86)	0.79	Full	—
Provision of call-center services
Montevideo
Atento USA Inc (USA)		100.00%	100.00%	—	6.11	—	(8.71)	4.13	Full	—
Provision of call-center services
1001 Brickell Bay Drive P. 32º—Miami—Florida 33131
Atento Colombia, S.A. (COLOMBIA)		61.16%
Atento Argentina, S.A. (ARGENTINA)		11.11%
Atento Italia (ITALY)		1.00%

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Atento Venezuela (VENEZUELA)		100.00%	100.00%	11.19	(5.51)	—	(2.09)	0.29	Full	—
Provision of call-center services
Caracas
Atento Centroamérica, S.A. (GUATEMALA)		100.00%	100.00%	15.95	(3.77)	—	(0.29)	13.93	Full	—
Provision of call-center services
14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel—Guatemala
Atento El Salvador, S.A. de C.V. (EL SALVADOR)		7.41%	100.00%	4.40	(3.09)	—	(0.21)	3.97	Full	—
Provision of call-center services
San Salvador
Atento de Guatemala, S.A. (GUATEMALA)		100.00%	100.00%	19.40	(9.10)	—	(2.95)	17.98	Full	—
Provision of call-center services
Guatemala City
Atento El Salvador, S.A. de C.V. (EL SALVADOR)		92.59%
Provision of call-center services
San Salvador
Atento Guatemala Comercial, S.A. (GUATEMALA)		100.00%	100.00%	—	0.20	—	(0.09)	—	Full	—
Provision of call-center services
Guatemala City
Atento Holding Chile, S.A, (CHILE)		100.00%	100.00%	38.85	(9.05)	—	(0.25)	34.33	Full	—
Holding company
Santiago de Chile
Atento Chile, S.A. (CHILE)		69.99%	83.08%	21.72	(9.63)	—	0.15	13.83	Full	—
Provision of call-center services
Diagonal Paraguay, 386—Santiago de Chile
Nexcom (CHILE)(1)		100.00%	100.00%	1.73	(0.77)	—	(0.15)	0.86	Full	—
Provision of call-center services
Santiago de Chile
Atento Educación, Ltda. (CHILE)		100.00%	100.00%	—	(0.03)	—	0.04	—	Full	—
Provision of call-center services
Santiago de Chile
Atento Recursos, Ltda. (CHILE)		100.00%	100.00%	—	(0.21)	—	—	—	Full	—
Provision of call-center services
Santiago de Chile
Teleatento del Perú, S.A.C. (PERU)		70.00%	99.12%	8.90	(5.51)	—	(1.39)	16.02	Full	—
Provision of call-center services
C/ Jiron Camaná, 654—01 Lima
Atento Asia Pacific (JAPAN)		99.50%	99.50%	0.10	(0.03)	—	—	0.09	Full	—
Provision of call-center services
Chiyoda-Ku - Tokyo
Atento Pasona (JAPAN)		69.99%	69.99%	8.91	(5.64)	—	(2.93)	5.32	Full	—
Provision of call-center services
Chiyoda-Ku - Tokyo

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Atento Italia (ITALY)		99.00%	100.00%	0.01	(2.23)	—	—	5.79	Full	—
Provision of call-center services
Via Lamaro, edif. D/2—Rome
Atento Mexico (MEXICO)		100.00%	100.00%	5.36	(3.70)	—	(0.03)	—	Full	—
Provision of call-center services
Mexico City
Atento Servicios Mexico (MEXICO)(1)		100.00%	100.00%	0.02	(0.04)	—	(0.03)	—	Full	—
Provision of call-center services
Mexico City
Atento North América (USA)(1)		100.00%	100.00%	—	—	—	—	—	Full	—
1221 Brickell Avenue—33131 Miami (Florida)
Provision of call-center services
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN)(*)(**)(3)	100.00%		100.00%	6.01	35.64	—	13.26	6.01	Full	—
Telecommunications research activities and projects
Emilio Vargas, 6—28043 Madrid
Corporación Admira Media, S.A. (SPAIN)(*)(**)(1)	100.00%		100.00%	6.01	—	—	(1.21)	6.06	Full	—
Provision of call-center services
Jorge Manrique, 12—28006 Madrid
Communicapital Inversiones, S.A.U. (SPAIN)(1)	100.00%		100.00%	6.00	(75.71)	—	(1.27)	6.00	C.	6.00
Global telecommunications fund
Gran Vía, 28—28013 Madrid
Compañía Española de Tecnología, S.A. (SPAIN)(*)(**)(3)	100.00%		100.00%	3.99	(0.21)	—	(0.08)	10.11	Full	—
Promotion of business initiatives and disposition of marketable securities
Villanueva, 2 duplicado planta 1ª Oficina 23—28001 Madrid
Cleon, S.A. (SPAIN)(3)		50.00%	50.00%	8.23	(0.51)	—	(0.16)	4.12	Full	—
Property development
Villanueva, 2 duplicado planta 1ª Oficina 23—28001 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBOURG)(3)	100.00%		100.00%	3.60	6.64	—	41.49	2.99	Full	—
Reinsurance
73, Rue du Fort Neipperg—L-2230 Luxembourg
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)(3)	94.67%	5.33%	100.00%	204.33	2.23	—	(2.73)	216.48	Full	—
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II—17° P.—28020 Madrid
Pléyade Peninsular Correduría de Seguros del Grupo Telefónica, S.A. (SPAIN)(3)	16.67%	83.33%	100.00%	0.36	1.28	—	2.01	0.63	Full	—
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II—17° P.—28020 Madrid
Other holdings (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0.04	C.	0.04
Zeleris Soluciones Integrales, S.L. (**) (SPAIN)(3)	100.00%		100.00%	3.40	(2.04)	—	0.91	6.49	Full	—
Provision of Spanish and foreign mail, directory and parcel distribution services
Paseo de Graçia, 81 1°—Barcelona

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Zeleris España, S.A. (SPAIN)(*)(**)(3)		100.00%	100.00%	2.38	(1.54)	—	0.77	—	Full	—
Provision of mail, directory and parcel distribution services
C/ Gran Vía, 28—28.013 Madrid
Telefónica Finanzas, S.A. (TELFISA) (SPAIN)(*)(**)(3)	100.00%		100.00%	3.01	5.46	—	2.30	12.61	Full	—
Integrated cash management, counseling and financial support for Group companies
Gran Vía, 30—4[a] Plta.—28013 Madrid
Venturini España, S.A. (SPAIN)(*)(**)(2)	100.00%		100.00%	3.01	(0.03)	—	0.33	3.60	Full	—
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos—28760 Madrid
Venturini, S.A. (SPAIN)(*)(**)(2)		100.00%	100.00%	0.18	0.03	—	(0.00)	0.20	Full	—
Direct marketing
Vía Augusta, 117, 2º 1ª—08006 Barcelona
Telefónica Procesos Tecnologia de la Información, S.A. (SPAIN)(*)(**)(3)	100.00%		100.00%	3.00	4.16	—	0.63	3.01	Full	—
Provision of IT related services
José Abascal, 4—28003 Madrid
Telefónica Gestión de Servicios Compartidos, S.A.(*)(**) (SPAIN)(1)	100.00%		100.00%	2.08	6.77	—	(5.37)	11.86	Full	—
Provision of management and administration services
Gran Vía, 28—28013 Madrid
Urbana Ibérica, S.A. (SPAIN)(*)(**)(3)	100.00%		100.00%	1.59	(0.25)	—	(0.01)	0.09	Full	—
Debt collection and management of the cash generated on the sale of land and buildings
C/ Gran Vía, 30 4ªPta.—28.013 Madrid
Playa de Madrid, S.A. (SPAIN)(*)(**)(4)	100.00%		100.00%	0.24	0.82	—	0.27	0.33	Full	—
Distribution of all manner of goods, operation of sporting and hospitality facilities
Complejo Deportivo y Social Playa de Madrid, Km. 1,700 carretera de El Pardo—28035 Madrid
Communicapital Gestión, S.A.U. (SPAIN)(*)(**)(1)	100.00%		100.00%	0.06	(0.01)	—	(0.02)	0.06	Full	—
Global telecommunications fund
Gran Vía, 28—28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)(1)	100.00%		100.00%	0.05	4.74	—	1.32	0.05	Full	—
Fund raising in capital markets
Aert van Nesstraat 45, 4º 3000 AM Rotterdam—P.O. Box 548
Telefónica Finance USA, L.L.C. (U.S.A.)		0.01%	0.01%	2,000.00	—	(0.46)	0.49	0.01	Full	—
Financial intermediation
Corporation Trust Center, 1209 Orange street—Wilmington/New Castle County—Delaware
Telefónica North America, INC (U.S.A.)(3)	100.00%		100.00%	0.01	—	—	—	0.01	Full	—
Financial intermediation
1209 Orange Street, 19.801 Wilmington/New Castle County Delaware
Telefónica USA, Inc. (USA)	100.00%		100.00%	0.01	(2.25)	—	(2.08)	0.01	Full	—
E-commerce
1221 Brickell Avenue—Miami—Florida 33131
Telefónica B2B, Inc. (U.S.A.)(1)	100.00%		100.00%	—	—	—	—	0.01	Full	—
B2B e-commerce
1001 Brickell Bay Drive—Miami, Florida 33131

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica B2B Licencing, Inc. (U.S.A.)(1)	100.00%		100.00%	0.01	0.41	—	(4.14)	0.01	Full	—
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL)(1)	99.99%		99.99%	8.45	(4.27)	—	(1.46)	5.00	Full	—
Provision of management and administration services
Rua Do Livramento, 66 Bolco Ibirapuera—Sao Paulo
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU)(1)(6)	99.99%		99.99%	3.40	0.14	—	0.90	3.00	Full	—
Provision of management and administration services
Shell, 310—Miraflores
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA)(1)	99.99%		99.99%	0.01	—	—	(0.01)	0.01	Full	—
Provision of management and administration services
Katalyx, Inc. (U.S.A.)(1)	99.90%	0.10%	100.00%	138.25	(105.70)	—	(30.02)	138.23	Full	—
Administrative management services
1221 Brickell Avenue—Miami, Florida
Katalyx Brasil, Ltd. (BRAZIL)(1)		100.00%	100.00%	0.46	(1.37)	—	(0.48)	0.77	Full	—
Administrative management services
Rua Joaquim Floriano, 1052—Sao Paulo
Katalyx España, S.L. (SPAIN)(1)		100.00%	100.00%	0.01	(1.84)	—	(2.80)	0.01	Full	—
Administrative management services
Pl. Pablo Ruíz Picaso, s/n. Edif. Torre Picaso—Madrid
Soluciones Tecnologicas para la Alimentracion, S.L.		49.00%	49.00%	4.73	4.73	—	(0.71)	2.47	E.M.	1.80
E-commerce
C/Roselló,515.08025-Barcelona
Katalyx Mexico, S.A. de C.V. (MEXICO)(1)		100.00%	100.00%	0.01	(2.08)	—	(1.95)	0.01	Full	—
Administrative management services
Boulevard Avila Camacho, 24—Mexico D.F.
Katalyx Argentina, S.A. (ARGENTINA)(1)		100.00%	100.00%	0.00	(4.33)	—	(0.07)	0.01	Full	—
Administrative management services
Bouchard, 680—Buenos Aires
Adquira, Inc. (U.S.A.)(1)		100.00%	100.00%	—	(19.35)	—	(2.60)	—	Full	—
E-commerce
1221 Brickell Avenue—Miami, Florida
Adquira Brasil, Ltd. (BRAZIL)(1)		100.00%	100.00%	2.74	(2.62)	—	(0.78)	5.34	Full	—
E-commerce
Rua Joaquim Floriano, 1052—Sao Paulo
Adquira Argentina, S.L. (ARGENTINA)(1)		100.00%	100.00%	0.89	(2.47)	—	(0.43)	3.19	Full	—
E-commerce
Bouchard, 680—Buenos Aires
Adquira Mexico, Ltd. (MEXICO)(1)		50.00%	50.00%	8.02	(3.03)	—	(1.74)	4.67	E.M.	1.72
E-commerce
Boulevard Avila Camacho, 24—Mexico City

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Katalyx Food Service, Llc (U.S.A.)(1)		100.00%	100.00%	—	(2.75)	—	(0.10)	—	Full	—
E-commerce
1221 Brickell Avenue—Miami, Florida
Katalyx Food Service Argentina, S.R.L. (ARGENTINA)(1)		100.00%	100.00%	0.00	(0.67)	—	0.03	0.01	Full	—
E-commerce
Bouchard, 680—Buenos Aires
Katalyx Food Service Mexico, S.R.L. de C.V. (MEXICO)(1)		100.00%	100.00%	—	(1.37)	—	(0.70)	—	Full	—
E-commerce
Boulevard Avila Camacho, 24—Mexico City
Katalyx Transportation, Llc. (U.S.A.)(1)		100.00%	100.00%	—	(2.81)	—	(1.01)	—	Full	—
E-commerce
1221 Brickell Avenue—Miami, Florida
Katalyx Transportation España, S.L. (SPAIN)(1)		100.00%	100.00%	0.01	(1.50)	—	(1.18)	0.01	Full	—
E-commerce
Pl. Pablo Ruíz Picaso, s/n. Edif. Torre Picaso—Madrid
Katalyx Transportation Argentina, S.R.L. (ARGENTINA)(1)		100.00%	100.00%	0.00	(0.01)	—	(0.00)	0.01	Full	—
E-commerce
Bouchard, 680—Buenos Aires
Katalyx Transportation Mexico, Llc. (MEXICO)(1)		100.00%	100.00%	—	(2.32)	—	(0.93)	—	Full	—
E-commerce
Boulevard Avila Camacho, 24—Mexico City
Katalyx Transportation Brasil, Ltd. (BRAZIL)(1)		100.00%	100.00%	—	(0.83)	—	(0.58)	—	Full	—
E-commerce
Rua Joaquim Floriano, 1052—Sao Paulo
Katalyx Cataloguing, Inc. (U.S.A.)(1)		100.00%	100.00%	—	(4.23)	—	(0.90)	—	Full	—
E-commerce and cataloging
1221 Brickell Avenue—Miami, Florida
Katalyx Cataloguing España, S.L. (SPAIN)(1)		100.00%	100.00%	0.01	(0.51)	—	(1.14)	0.01	Full	—
E-commerce and cataloging
Pl. Pablo Ruíz Picaso, s/n. Edif. Torre Picaso—Madrid
Katalyx Cataloguing Argentina, S.R.L. (ARGENTINA)(1)		100.00%	100.00%	0.00	(0.13)	—	(0.00)	0.01	Full	—
E-commerce and cataloging
Bouchard, 680—Buenos Aires
Katalyx Cataloguing Mexico, S.R.L. de C.V. (MEXICO)(1)		100.00%	100.00%	—	(0.06)	—	(0.05)	0.01	Full	—
E-commerce and cataloging
Boulevard Avila Camacho, 24—Mexico City
Katalyx Cataloguing Brasil, Ltd. (BRAZIL)(1)		100.00%	100.00%	—	(0.10)	—	(0.11)	—	Full	—
E-commerce and cataloging
Rua Joaquim Floriano, 1052—Sao Paulo

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Katalyx Construction, Inc. (U.S.A.)(1)		100.00%	100.00%	—	(4.65)	—	—	0.01	Full	—
E-commerce
1221 Brickell Avenue—Miami, Florida
Katalyx Construction Argentina (ARGENTINA)(1)		100.00%	100.00%	0.00	—	—	(0.00)	0.01	Full	—
E-commerce
Bouchard, 680—Buenos Aires
Katalyx SIP, Llc. (U.S.A.)(1)		100.00%	100.00%	—	(2.00)	—	(0.47)	—	Full	—
E-commerce financial services
1221 Brickell Avenue—Miami, Florida
Mercador, S.A. (BRAZIL)(1)		54.00%	54.00%	12.62	(8.30)	—	(1.21)	20.66	E.M.	1.75
E-commerce
Rua Joaquim Floriano, 1052—Sao Paulo
Hotelnet b2b, S.A.(1)		12.25%	12.25%	0.11	11.35	—	(1.13)	1.43	C.	1.43
E-commerce
Emergia Holding, N.V. (NETHERLANDS)(1)(6)	99.66%	0.34%	100.00%	25.20	127.54	—	(162.53)	368.61	Full	—
Holding company
Drentestraat, 24 bg—1083 HK Amsterdam
Emergia Hispana, S.A. (SPAIN)(1)		100.00%	100.00%	0.05	—	—	(0.66)	(0.54)	Full	—
Provision of telecommunications services
Francisco Silvela, 42—Madrid
Emergia, S.A. (URUGUAY)(1)	99.17%	0.83%	100.00%	481.10	144.46	—	(194.96)	499.47	Full	—
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4—Montevideo
Emergia USA, Inc. (U.S.A.)(1)		100.00%	100.00%	31.23	(13.32)	—	(5.63)	13.45	Full	—
Provision of high bandwidth communications services
1221 Brickell Avenue, Piso 6—33131 Miami (Florida)
Emergia Puerto Rico, Inc. (PUERTO RICO)(1)		100.00%	100.00%	25.20	127.54	—	(162.53)	1.54	Full	—
Provision of high bandwidth communications services
Metro Office Park Edificio 17, Calle 2, Suite 600—Guaynabo
Emergia Argentina, S.A. (ARGENTINA)(1)		99.99%	99.99%	48.24	(12.02)	—	(23.23)	(27.28)	Full	—
Provision of high bandwidth communications services
Paraguay, 1345 Piso 6—Buenos Aires
Emergia Participacoes, Ltd. (BRAZIL)(1)		99.99%	99.99%	—	—	—	—	—	Full	—
Provision of high bandwidth communications services
Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista
Emergia Brasil, Ltd. (BRAZIL)(1)		99.99%	99.99%	70.31	(10.74)	—	(18.96)	3.87	Full	—
Provision of high bandwidth communications services
Av. Brigadeiro Faria Lima, 2055 Piso 6—San Pablo
Emergia Chile, S.A. (CHILE)(1)		99.99%	99.99%	28.01	(5.13)	—	(4.05)	1.42	Full	—
Provision of high bandwidth communications services
Ricardo Lyon, 222 Piso 14—Santiago de Chile

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFONICA GROUP
Emergia Guatemala, S.A. (GUATEMALA)(1)		99.99%	99.99%	21.36	(3.67)	—	(4.78)	3.38	Full	—
Provision of high bandwidth communications services
Blvd. Los Próceres, 5-56 Piso 11, zona 10—Guatemala City
Emergia Perú, S.A.C. (PERU)(1)		99.99%	99.99%	21.22	(7.40)	—	(6.98)	9.44	Full	—
Provision of high bandwidth communications services
Av. de la Floresta, 497 Piso 5—San Borga
Telefónica Internacional, S.A. (SPAIN)(*)(**)(1)(6)	98.75%	1.25%	100.00%	7,381.66	(1,184.06)	—	(182.54)	8,148.10	Full	—
Investment in the telecommunications industry abroad
C/ Gran Vía, 28—28013 Madrid
Telefónica Panamericana—MCI Holding, B.V. (NETHERLANDS)(1)		50.00%	50.00%	20 M.NLG	N/D	—	—	4.82	C.	4.82
Holding Company
Sao Paulo Telecomunicaçoes Holding, S.A. (BRAZIL)(1)		100.00%	100.00%	1,232.18	(6.66)	(33.78)	59.21	2,882.52	Full	—
Holding company
Sao Paulo
Telecomunicaçoes de Sao Paulo, S.A.—TELESP (BRAZIL)(1)		86.72%	87.42%	541.37	3,253.30	(277.11)	391.01	4,535.10	Full	—
Wireline telephony operator in Sao Paulo
Sao Paulo
Telefónica Finance Limited (ISLE OF MAN)(1)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	Full	—
Finance
Telefónica del Perú Holding, S.A. (PERU) (1)		100.00%	100.00%	1,793.75	105.19	—	—	N/D	Full	—
Holding Company
Telefónica del Perú, S.A.A. (PERU) (1)		97.07%	97.15%	785.51	129.06	—	8.31	749.38	Full	—
Operator of local, long distance and international telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz—Lima
Atento Perú, S.A.C. (PERU)		30.00%
Telefónica Publicidade e Informaçao, S.A. (BRAZIL)		49.00%
Telefónica Internacional USA Inc. (U.S.A.) (1)		100.00%	100.00%	—	0.56	—	(0.56)	N/D	Full	—
1221 Brickell Avenue suite 600—33131 Miami—Florida
Telefonica International Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	602.84	535.70	—	6.14	N/D	Full	—
Holding Company
Telefónica Chile Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	30.86	90.61	—	(0.01)	N/D	Full	—
Holding Company
Telefónica Internacional de Chile, S.A. (CHILE) (1)		100.00%	100.00%	15.04	785.39	—	(10.56)	N/D	Full	—
Holding Company
Compañía de Telecomunicaciones de Chile, S.A. (C.T.C.), (CHILE) (1)		43.64%	43.64%	979.50	755.31	—	(23.51)	N/D	Full	—
Operator of telecommunications services in Chile
Avenida Providencia, 111 piso 29 Santiago de Chile
Telefónica Gestión de Servicios Compartidos Chile, S.A. (CHILE)		99.99%	43.64%	1.94	(1.00)	—	(0.21)	0.92	Full	—
Provision of management and administration services
Impresora y Comercial Publiguías, S.A. (CHILE) (1)		9.00%
Atento Chile, S.A. (CHILE) (1) (6)		30.00%

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Compañía de Inver. en Telecomunicaciones, S.A. (ARGENTINA) (1)		99.98%	99.98%	150.15	(60.38)	—	70.51	372.57	Full	—
Holding Company
Tucumán, 1 P-18 Buenos Aires
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1)		99.96%	99.96%	114.52	183.40	—	(583.68)	998.90	Full	—
Holding Company
Tucumán, 1 P-17 Buenos Aires
Telefónica de Argentina, S.A. (ARGENTINA) (1)		98.04%	98.04%	494.06	1,156.16	—	(973.10)	866.22	Full	—
Telecommunications operator in southern Argentina
Presidente Perón, 949—piso 7—1038 Buenos Aires
Telefónica Móviles, S.A. (**) (SPAIN)		21.43%
Telefónica Venezuela Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	0.02	18.57		28.83	47.42	Full	—
Holding Company
Cía. Anónima N. de Teléfonos de Venezuela, C.A. (CANTV) (VENEZUELA) (1)		32.94%	6.91%	2,477.20	(0.87)	(193.35)	9.43	N/D	E.M.	102.06
Telecommunications operator
Avenida Libertador, Centro Nacional de Telecomunicaciones, Piso 1—1226 Caracas
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98.00%	98.00%	106.62	(17.45)		(24.77)	N/D	Full	—
Telecommunications operator
Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo—Puerto Rico
Telecomunicaciones Ultramarinas de Puerto Rico (PUERTO RICO)		14.90%	14.90%	N/D	N/D		N/D	N/D	C.	19.71
Telecommunications operator
P.O.Box 10955—00922-0955 San Juan de Puerto Rico
Infonet Services Corporation (U.S.A.) (1)		14.32%	14.32%	—	—		—	N/D	E.M.	153.94
Telecommunications operator
2100 East. Crand Avenue. El Segundo, California 90245—1022 USA
Fandem, Ltd. (IRELAND) (1)		100.00%	100.00%	1.00	N/D		N/D	N/D	C.	0.08
Holding Company
2 Harbour Master Place, Custom House Dock—Dublin
Teléfonos de los Urales (TELUR) (RUSSIA)		5.00%	5.00%	6 M.Rub.	N/D		N/D	N/D	C.	0.32
Telephone manufacturing
Communication Technology, Inc. (U.S.A.)		100.00%	100.00%	—	1.26		(3.44)	18.66	Full	—
Provider of long distance telecommunications services
Delaware
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E.M.	45.99

Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	C.	76.14
Telefónica Móviles, S.A. (SPAIN) (*) (**) (1) (6)	71.00%	21.43%	92.43%	2,165.28	4,715.54	—	(3,724.40)	3,066.21	Full	—
Holding company
Goya, 24—28001 Madrid
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	1,874.46	—	—	(180.56)	995.62	Full	—
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		100.00%	85.04%	0.05	—	—	2.04	—	Full	—
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1)		100.00%	85.04%	126.07	29.96	—	(27.92)	—	Full	—
Provision of wireless local loop services
Avda. Gómez Morín, 350 Valle del Campestre—66265 Garza García—Nuevo León

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Baja Celular Servicios Corporativos, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	0.01	0.51	—	0.16	—	Full	—
Provision of wireless local loop services
Tamcel, S.A. de C.V. (MEXICO)(1)		99.99%	85.03%	48.08	6.27	—	(13.05)	—	Full	—
Provision of wireless local loop services
Movitel de Noroeste, S.A. de C.V. (MEXICO)(1)		90.00%	76.52%	17.26	32.87	—	(15.62)	—	Full	—
Provision of wireless local loop services
Avda. Gómez Morín, 350 Valle del Campestre —66265 Garza García—Nuevo León
Movicelular, S.A. de C.V. (MEXICO)(1)		90.00%	76.52%	0.01	(0.30)	—	0.02	—	Full	—
Provision of wireless local loop services
Moviservicios, S.A. de C.V. (MEXICO)(1)		90.00%	76.52%	0.01	0.24	—	0.33	—	Full	—
Provision of wireless local loop services
Corporativo Integral Comunicación, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	8.23	(7.92)	—	(4.37)	—	Full	—
Provision of wireless local loop services
Telefonía Celular del Norte, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	29.94	(28.46)	—	(20.80)	—	Full	—
Provision of wireless local loop services
Avda. Gómez Morín, 350 Valle del Campestre—66265 Garza García—Nuevo León
Todo para Celulares, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	—	0.11	—	(0.02)	—	Full	—
Provision of wireless local loop services
Grupo Corporativo del Norte, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	6.24	5.86	—	(15.32)	—	Full	—
Provision of wireless local loop services
Celular de Telefonía, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	53.90	(7.69)	—	(58.53)	—	Full	—
Provision of wireless local loop servicesPrestación de servicios de radiotelefonía celular
Avda. Gómez Morín, 350 Valle del Campestre—66265 Garza García—Nuevo León
Soluciones Celulares, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	2.17	(1.20)	—	0.52	—	Full	—
Provision of wireless local loop services
Enlaces del Norte, S.A. de C.V. (MEXICO)(1)		94.90%	80.70%	0.01	0.18	—	2.35	—	Full	—
Provision of wireless local loop services
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	0.01	9.40	—	5.84	—	Full	—
Provision of wireless local loop services
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	939.81	(315.57)	—	(896.32)	—	Full	—
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	744.80	(294.99)	—	(827.02)	—	Full	—
Pegaso PCS, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	13.35	(15.65)	—	(26.11)	—	Full	—
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	2.93	(0.78)	—	(2.12)	—	Full	—
Pegaso Finanzas, S.A. de C.V. (MEXICO)(1)		100.00%	85.04%	0.01	—	—	—	—	Full	—
Pegaso Finco I, S.A. de C.V. (MEXICO) (1)		100.00%	85.04%	0.01	—	—	—	—	Full	—
Telefónica Móviles Aplicaciones y Soluciones, S.A. (CHILE)(1)		100.00%	92.43%	8.57	0.21	—	0.50	9.22	Full	—

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
TCG Holdings, S.A. (GUATEMALA) (1)		100.00%	92.43%	230.51	(0.64)	—	(0.56)	82.10	Full	—
Holding company
Bulevar Los Próceres 5-56 Zona 10—Guatemala City
Telefónica Centroamérica Guatemala, S.A. (GUATEMALA) (1)		100.00%	92.43%	162.45	(96.88)	—	(15.94)	162.45	Full	—
Provision of wireless, wireline and radio paging communications services
Bulevar Los Próceres 5-56 Zona 10—Guatemala City
Telescucha, S.A. (GUATEMALA) (1)		100.00%	92.43%	3.30	(2.25)	—	0.33	3.30	Full	—
Telefónica El Salvador Holding, S.A. de C.V. (EL SALVADOR) (3)		100.00%	92.43%	150.19	(2.89)	—	(1.71)	101.99	Full	—
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10—San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (3)		90.30%	83.46%	113.43	(61.97)	—	(13.84)	129.67	Full	—
Provision of wireless and international long distance communications services
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10—San Salvador
Brasilcel, N.V.		50.00%	46.21%	0.10	3,796.45	—	(20.89)	1,899.42	P.I.	—
Tagilo Participaçoes, S.A. (BRAZIL) (1)		100.00%	46.21%	95.06	5.44	(1.00)	0.72	—	Full	—
Sudestecel Participaçoes, S.A. (BRAZIL) (1)		89.50%	41.36%	364.31	0.38	—	0.01	—	Full	—
Holding company
Avda. Brigadeiro Faria Lima, 3729-10º, andar-Parte, Sao Paulo
Tele Sudeste Celular Participaçoes, S.A. (BRAZIL) (1)		85.59%	39.56%	184.95	284.62	(28.00)	52.19	—	Full	—
Holding company
Avda. Brigadeiro Faria Lima, 3729-10º, andar-Edificio Birman-29, Itaim-Bibi, Sao Paulo
Telerj Celular, S.A. (BRAZIL) (1)		100.00%	39.56%	245.36	130.91	(9.00)	48.72	—	Full	—
Provision of wireless communications services
Praia de Botafogo, 501-5º a 8º Andares, Botafogo—Rio de Janeiro
Telest Celular, S.A. (BRAZIL) (1)		100.00%	39.56%	39.35	29.34	—	(2.60)	—	Full	—
Provision of wireless communications services
Avda. Nossa Senhora da Penha—Praia do Canto, Vitoria—Espiritu Santo
Portelcom Fixa, S.A.		100.00%	46.21%	39.64	(2.90)	—	2.01	—	Full	—
Telefónica BRAZIL Sul Celular Participaçoes, S.A. (BRAZIL) (1)		96.26%	44.49%	157.93	2.92	(2.00)	4.10	—	Full	—
Holding company
Avda. José Bonifacio, 245, parte, Porto Alegre—Rio Grande Do Sul
Celular CRT Participaçoes, S.A. (BRAZIL) (1)		49.38%	22.40%	36.31	155.25	(10.00)	53.65	—	Full	—
Holding company
Avda. José Bonifacio, 245, Farroupilha, Porto Alegre—Rio Grande Do Sul
Celular CRT, S.A. (BRAZIL) (1)		100.00%	22.40%	127.00	60.30	(8.00)	54.15	—	Full	—
Provision of wireless communications services
Avda. José Bonifacio, 245, Farroupilha, Porto Alegre—Rio Grande Do Sul

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Iberoleste Participaçoes, S.A. (BRAZIL) (1)		100.00%	46.21%	128.86	(8.89)	—	(0.96)	—	Full	—
Holding company
Avda. Antônio Carlos Magalhaes, 357, 6 167 andar, parte— Pituba, Salvador—BA
Tele Leste Celular Participaçoes, S.A. (BRAZIL) (1)		27.70%	12.80%	82.42	38.07	—	(1.86)	—	Full	—
Holding company
Avda. Antonio Carlos Magalhaes, 357, Pituba, na ciudade de Salvador, Estado de Bahía
Telebahía Celular, S.A. (BRAZIL) (1)		100.00%	12.80%	96.57	31.74	—	(29.60)	—	Full	—
Provision of wireless communications services
Avda. Antonio Carlos Magalhaes, 357, Pituba, na ciudade de Salvador, Estado de Bahía
Telergipe Celular, S.A. (BRAZIL) (1)		100.00%	12.80%	9.35	1.27	—	0.41	—	Full	—
Provision of wireless communications services
Avda. Francisco Porto, 686, 13 de julho—Aracaju, Sergipe
Intertelecom, Ltda.		99.99%	46.21%	139.12	(14.75)	—	(7.79)	—	Full	—
Ptelecom Brasil, S.A.		100.00%	46.21%	955.68	(73.88)	—	(67.56)	—	Full	—
Portelcom Participaçoes, S.A.		100.00%	46.21%	600.30	(368.23)	—	(32.65)	—	Full	—
Telesp Celular Participaçoes, S.A.		65.12%	30.10%	1.18	0.21	—	(0.42)	—	Full	—
Telesp Celular, S.A.		100.00%	30.10%	0.51	0.31	—	0.09	—	Full	—
Daini do Brasil, S.A.		100.00%	30.10%	0.12	(0.22)	—	(0.28)	—	Full	—
Global Telcom Telecom, S.A.		100.00%	30.10%	0.02	(0.05)	—	0.06	—	Full	—
Inepar S.A. Part. Invest. de Telecom, S.A.		100.00%	30.10%	0.01	(0.03)	—	0.03	—	Full	—
Global Telecom, S.A.		100.00%	30.10%	0.90	(0.36)	—	(0.28)	—	Full	—
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)		100.00%	92.43%	423.34	481.96	—	(3,350.29)	933.21	Full	—
Provision of wireless communications services
Plaza de la Independencia, 6—Pta. 5—28001 MADRID
Serea Investment, B.V. (NETHERLANDS) (1)		100.00%	92.43%	0.05	7.19	—	(7.19)	0.06	C.	0.03
Strawinskylaan 3105—1077ZX—Amsterdam
ST 3G (FRANCE)		40.00%	36.97%	N/D	N/D	N/D	N/D	—	C.	—
Nuevo Cosmos, S.A. (*) (**) (SPAIN)		100.00%	92.43%	0.06	—	—	—	0.06	C.	0.06
José Abascal, 45—Madrid
Spiral Investment, B.V. (NETHERLANDS) (1)		100.00%	92.43%	38.54	(15.67)	—	(118.93)	38.54	Full	—
Strawinskylaan 3105—1077ZX—Amsterdan
3G Mobile AG (SWITZERLAND) (1)		100.00%	92.43%	37.94	36.84	—	(118.22)	86.77	Full	—
MobiPay España, S.A. (SPAIN)		13.33%	12.32%	20.50	(0.88)	—	(4.57)	2.73	E.M.	2.01
Provision of payment services through wireless telephony
Avda. Europa, 20—Alcobendas—Madrid
Telefónica UK (U.K.)		100.00%	92.43%	N/D	N/D	N/D	N/D	N/D	C.	—

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
3G Mobile Telecommunications, GmbH (AUSTRIA) (1)		100.00%	92.43%	32.00	26.02	—	(157.26)	68.54	Full	—
Provision of telecommunications services
Guglgasse 7-9-A-1030—Vienna
Solivella Investment, B.V. (NETHERLANDS) (1)		100.00%	92.43%	880.70	(45.78)	—	(1,462.58)	880.66	Full	—
Strawinskylaan 3105—1077ZX—Amsterdam
IPSE 2000, S.p.A. (ITALY)		45.59%	46.22%	2,150.00	289.33	—	(167.98)	1,424.85	E.M.	1,013.69
Installation and operation of third-generation wireless systems
Piazza dei Capprettari, 70—Rome
Group 3G UMTS Holding, GmbH (GERMANY) (1)		57.20%	52.87%	250.03	8,658.68	—	(8,968.36)	5,518.96	Full	—
Network development and provision of third-generation telecommunications servicies
Lilienthalallee, 40—Munich
Group 3G UMTS, GmbH (GERMANY) (1)		100.00%	52.87%	250.03	8,782.21	—	—	9,247.23	Full	—
Opco (GERMANY) (1)		100.00%	52.87%	0.05	—	—	—	0.05	Full	—
Médi Telecom, S.A. (MORROCO)		31.34%	28.97%	780.72	(394.50)	—	(168.04)	253.42	E.M.	62.89
Provision of wireless communications services
Angle boulevards Zertouni et El Massira El Kadra
Setaber Investments, B.V. (NETHERLANDS) (1)		100.00%	92.43%	0.06	(0.02)	—	(0.02)	0.06	C.	0.06
Strawinskylaan 3105—1077ZX—Amsterdam
Senda Investments, B.V. (NETHERLANDS) (1)		50.00%	46.21%	0.55	(0.52)	—	(0.04)	0.07	C.	0.07
Strawinskylaan 3105—1077ZX—Amsterdam
Gruppo 3G, S.p.A. (ITALY)		100.00%	92.43%	0.67	N/D	N/D	N/D	0.10	C.	0.10
Via Lepetit, 4—Milan
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN)		38.50%	35.59%	13.22	N/D	N/D	(0.97)	5.11	C.	5.11
Research, development and commercial operation of wireless services and applications
Avda. Diagonal, 640—Barcelona
Main Instituto Superior de Tecnología y Empresa, S.L. (SPAIN)		20.00%	18.49%	0.75	(0.19)	—	(0.55)	0.15	C.	0.15
Teaching relating to new corporate technologies
Españoleto, 19—Madrid
Telefónica Mobile Solutions, S.A.U. (SPAIN) (*) (**) (1)		100.00%	92.43%	0.06	0.10	—	(12.40)	0.06	Full	—
Consulting services in the Internet industry and wireless communications
Gran Vía, 28—Madrid
Telefónica Mobile Solutions Chile, S.A.C. (CHILE) (1)		99.90%	92.34%	0.13	0.02	—	(1.07)	0.19	Full	—
Engineering activities relating to hardware and systems
Avda. Seminario, 15—Providencea—Santiago de Chile
Telefónica Mobile Solutions Perú, S.A.C. (PERU) (1)		99.90%	92.34%	—	0.26	—	(0.14)	N/D	Full	—
Advisory and other services relating to communications
Avda. Camino Real, 155 4º—San Isidro—Lima
Telefónica Mobile Solutions Brasil, Ltda. (BRAZIL) (1)		99.90%	92.34%	0.01	0.15	—	(1.44)	0.01	Full	—
Engineering activities relating to hardware and systems
Na de Botafogo, 501 2º andar, sales 202 y 203—Rio de Janeiro

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Mobile Solutions Argentina, S.A. (ARGENTINA) (1)		99.90%	92.34%	0.01	—	—	(0.14)	0.01	Full	—
Engineering activities relating to hardware and systems
Carlos Pellegrini, 1149 10º—Buenos Aires
Terra Mobile, S.A. (SPAIN) (1)		80.00%	81.66%	3.60	135.02	—	(231.25)	261.77	Full	—
Operation of content and services through WAP wireless telephony
Gran Vía, 28—28013 Madrid
Terra Mobile Brasil, Ltd. (BRAZIL) (1)		100.00%	73.94%	4.79	(1.53)	—	(9.95)	6.73	Full	—
Termespa, S.A. (1)		100.00%	73.94%	6.10	(1.85)	—	(3.60)	6.10	Full	—
Terra Mobile (Finland) Oy (1)		100.00%	73.94%	0.91	(0.85)	—	0.04	1.41	Full	—
Terra Mobile UK Ltd. (1)		100.00%	73.94%	22.75	(13.79)	—	(9.54)	8.83	Full	—
I.O.Box Deutschland, GmbH (1)		100.00%	73.94%	0.03	5.88	—	(6.34)	5.59	Full	—
Telefónica Móviles USA, Inc. (U.S.A.)		100.00%	92.43%	—	(1.10)	—	(0.10)	N/D	Full	—
Telecommunications consulting services
1221 Brickell Avenue—Miami—Florida
TELCA Gestión Guatemala, S.A. (GUATEMALA)		100.00%	92.43%	N/D	N/D	N/D	N/D	N/D	Full	—
Operation and management of services and goods
Diagonal 6, 10-01 zona 10 Centro las Margaritas, Torre II
TELCA Gestión, S.A. de C.V. (EL SALVADOR)		100.00%	92.43%	2/91	0	0.00%	(0.00)	0.02	Full	—
Managememnt of and counseling on telecommunications services
63 Avda. Sur y Alameda Roosevelt, Torre B nivel 10—San Salvador
MobiPay Internacional, S.A. (SPAIN)		36.00%	33.27%	30.05	(2.66)	—	(15.93)	10.82	E.M.	5.73
Provision of payment services through wireless telephony
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1)		97.97%	90.55%	221.31	11.32	—	13.52	254.46	Full	—
Holding company
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles, S.A.C. (PERÚ) (1)		100.00%	90.55%	214.10	15.37	—	1.44	—	Full	—
Provision of wireless communications services
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)		97.93%	90.52%	147.80	(64.96)	—	(760.05)	495.79	Full	—
Telefónica Comunicaciones Personales, S.A. (ARGENTINA) (1)		100.00%	90.52%	151.39	(68.22)	—	(760.17)	—	Full	—
Provision of wireless communications services
Radioservicios, S.A. (ARGENTINA)		99.99%	90.51%	0.28	(0.32)	—	—	N/D	C.	(0.04)
Telecommunications under SRCE license (trunking)
Avda. Córdoba, 1856 3º—Buenos Aires
Radio Móvil Digital Argentina, S.A. (ARGENTINA)		99.99%	90.51%	1.77	(3.12)	—	(0.10)	N/D	C.	(1.43)
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	C.	0.02
Telefónica de Centroamérica, S.L. (**) (SPAIN) (1)		100.00%	92.43%	N/D	N/D	N/D	N/D	1.33	C.	1.33
Telefónica Móviles Uruguay Holding, S.A. (URUGUAY)		100.00%	92.43%	0.02	—	—	(0.01)	0.05	C.	0.05
Telefónica Móviles Uruguay, S.A. (URUGUAY)		100.00%	92.43%	0.02	—	—	(0.01)	—	C.	—

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Paging de Centroamérica, S.A. (GUATEMALA)		100.00%	92.43%	N/D	N/D	N/D	N/D	—	C.	—
Telefónica Soporte y Tecnología, S.A. (GUATEMALA)		99.99%	92.42%	N/D	N/D	N/D	N/D	—	C.	—
Telefónica Publicidad e Información, S.A. (SPAIN) (2) (6)	59.90%		59.90%	18.41	81.79	—	75.42	4.06	Full	—
Publishing of directories and advertising in all types of media
Avda. de Manoteras, 12—28050 MADRID
Telefónica Publicidad e Información Internacional, S.A.U. (SPAIN)		100.00%	59.90%	49.34	(0.02)	—	(0.11)	49.34	Full	—
Holding company
Avda. de Manoteras, 12—28050 MADRID
Directories Holding, B.V. (NETHERLANDS)		100.00%	59.90%	0.02	13.16	—	(0.02)	47.58	Full	—
Holding company
Drentestraat 24 BG 1083 HK—Amsterdam
Publiguías Holding, S.A. (CHILE)		100.00%	59.90%	13.73	(1.39)	—	(0.21)	13.19	Full	—
Holding company
Avda. Santa María 0792—Providencia—Santiago de Chile
Urge Chile, S.A. (CHILE)		100.00%	59.90%	0.09	(0.00)	—	(0.07)	0.08	Full
Construction and upkeep of buildings. Refurbishment work in general
Moneda 970, piso 12—Santiago de Chile
Impresora y Comercial Publiguías, S.A. (CHILE) (2) (17)		51.00%	34.48%	4.93	18.13	—	10.21	12.84	Full	—
Telephone directory and related products and telephone files business
Avda. Santa María 0792—Providencia—Santiago de Chile
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	0.18	C.	0.18
Telefónica Publicidad e Información Perú, S.A.C. (PERU)		100.00%	59.90%	20.74	(4.82)	—	0.70	36.28	Full	—
Publishing of Peruvian market directories
Avda. Arequipa, 1155—Santa Beatriz—Lima
Goodman Business Press, S.A.U. (SPAIN)		100.00%	59.90%	0.66	8.91	—	—	11.02	Full	—
Publishing of technical and professional publications in several industries
Fuerteventura, 21— San Sebastián de los Reyes. Madrid
Cernet, S.L. (Sole-Stockholder Company) (SPAIN) (16)		100.00%	59.90%	0.06	0.49	—	(0.38)	0.58	Full	—
Construction and upkeep of buildings. Refurbishment work in general
Claudio Coello, 76—Madrid
Buildnet, S.A. (SPAIN) (2)		97.59%	58.46%	0.24	(0.36)	—	(0.03)	0.20	Full	—
Creation, development, management and provision of on-line information services
Claudio Coello, 76—Madrid
Telefónica Publicidade e Informaçao, Ltda. (BRAZIL) (2)		51.00%	79.55%	18.96	(18.03)	—	(46.36)	9.67	Full	—
Publishing of directories and advertising in the states of Sao Paulo and Rio Grande do Sul
Av. Paulista 1106—Sao Paulo
Guia Local Network, S.A. (BRAZIL) (15)		20.00%	11.98%	3.70	—	—	(2.93)	1.57	C.	1.57
City guide Internet portal
Avda. Das Americas, 500 Bl. 6A—Rio de Janeiro
Adquira Spain, S.A. (SPAIN)		20.00%	11.98%	0.45	27.08	—	(8.86)	3.17	E.M.	3.73
E-commerce
Goya, 4, 4ª planta—Madrid

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Euredit, S.A. (FRANCE)		5.00%	2.99%	N/D	N/D	N/D	N/D	0.23	C.	0.23
Publication of European yearbooks
Avda. Friedland, 9—75008 Paris(*)
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.37%	93.37%	40.00	N/D	N/D	N/D	21.97	E.M.	—
Holder of 5,225,000 Portugal Telecom, S.A.shares
Strawinskylaan 1725, 1077 XX Amsterdam
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (1)	50.00%		50.00%	5.11	2.95	—	1.27	2.64	E.M.	3.21
Loans and credits (consumer and mortgage loans and commercial transactions)
Pedro Teixeira, 8—28020 Madrid1
Telefónica Factoring Do Brasil, Ltd. (BRAZIL)(1)	40.00%	10.00%	50.00%	2.41	(1.35)	—	0.69	0.97	E.M.	0.78
Development of factoring business
Avda. Paulista, 1106
Torre de Collçerola, S.A. (SPAIN)(2)	42.00%		42.00%	12.02	0.38	N/D	N/D	5.08	E.M.	5.21
Operation of a telecommunications mast and technical assistance and consulting services
Ctra. Vallvidrera-Tibidabo, s/nº—08017 Barcelona
Banco Bilbao Vizcaya Argentaria, S.A. (ESPAÑA) (1)(6)	1.13%		1.13%	1,565.97	9,928.89	(862.89)	1,719.00	555.62	C.	555.62
Banking
Gran Vía, 1—48001 Bilbao (Vizcaya)
Terra Networks, S.A. (SPAIN) (1)(6)	37.15%	0.63%	38.58%	1,216.32	3,983.44	—	(2008.87)	2,750.82	Full	—
Provision and operation of telecommunications services
Nicaragua, 54—08029 Barcelona
Ifigenia Plus, S.L. (SPAIN) (1)		100.00%	38.58%	0.14	0.47	—	(1.53)	10.11	Full	—
Vertical education and cultural content development portal
Plaza Alonso Martínez, 3— 28004 Madrid
Educaterra, S.L. (SPAIN) (1)		100.00%	38.58%	0.06	—	—	(1.77)	0.06	Full	—
Vertical education Internet portal
Plaza Alonso Martínez, 3— 28004 Madrid
Terra Lycos, S.A. (SPAIN)		100.00%	38.58%	0.06	—	—	—	0.06	C.	0.06
Internet services provider
Vía Dos Castillas, 33—Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón—28224 Madrid
Terra Lycos Intangibles, S.A. (SPAIN) (1)		100.00%	38.58%	0.66	13.55	—	(0.14)	19.29	Full	—
Internet services provider
Vía Dos Castillas, 33—Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón—28224 Madrid
Lycos, Inc. y subsidiarias (U.S.A.)(1)(6)		100.00%	38.58%	1.37	1,197.00	—	(549.83)	3,172.72	Full	—
Worldwide portal services
400-2 Totten Pond Road—Waltham, MA 02451 —Massachusetts
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	81.51	E.M.	81.50
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	27.32	C.	86.12
Terra Networks USA, Llc. (U.S.A.) (1) (6)		100.00%	38.58%	7.50	(115.05)	—	(44.86)	67.47	Full	—
Holding company
1201 Hays Street, Tallahassee—Florida
Terra Networks Operations, Inc. (U.S.A.)		100.00%	38.58%	0.01	N/D	—	N/D	N/D	Full	—
Development and management of Terra's business in the U.S.
1200 South Pine Island Road—Miami—Florida
Terra Networks Sales (U.S.A.)		100.00%	38.58%	0.01	—	—	N/D	N/D	Full	—
Advertising
Miami—Florida
Terra Networks Financial Services USA Llc. (U.S.A.)		100.00%	38.58%	0.01	N/D	—	N/D	N/D	Full	—
Financial services for the Terra U.S.A. Group
New Jersey

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Aremate.com, Inc. (U.S.A.)		29.50%	11.38%	—	—	—	—	4.79	C.	4.79
Internet content and E-commerce
1018 Centre Road, Wilmington—Delaware
Terra Networks Guatemala, S.A. (GUATEMALA)(1)		100.00%	38.58%	8.70	(5.39)	—	(2.48)	15.06	Full	—
ISP and portal
C/ Diagonal, 6 Edificio Las Margaritas II—Guatemala City
Terra Networks El Salvador, S.A. (EL SALVADOR)(1)		99.99%	38.57%	0.01	N/D	—	N/D	N/D	Full	—
Development of the Internet business in El Salvador
Nuevo San Salvador
Terra Networks Honduras, S.A. (HONDURAS)		99.99%	38.57%	0.04	N/D	—	N/D	N/D	Full	—
Internet portal
Terra Networks Costa Rica, S.A. (COSTA RICA)		99.99%	38.57%	0.04	N/D	—	N/D	N/D	Full	—
Internet portal
Terra Networks Nicaragua, S.A. (NICARAGUA)		99.99%	38.57%	0.04	N/D	N/D	N/D	N/D	Full	—
Internet portal
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)		100.00%	38.58%	0.00	(7.67)	—	(3.80)	10.08	E.M.	—
Design of communications products
Almirante, 16—Madrid
Corporation Real Time Team, S.L. (SPAIN)(6)		35.16%	13.56%	N/D	N/D	—	N/D	12.40	E.M.	—
Development, programming, advertising and consulting on the Internet
Almirante, 16—Madrid
UNO-E Bank, S.A. (SPAIN)		49.00%	18.90%	54.09	51.77	—	(24.37)	189.83	E.M.	39.93
On-line banking
Capitan Haya, 1 28020—Madrid
Terra Networks Asociadas, S.L. (SPAIN)		100.00%	38.58%	6.79	56.21	—	(60.19)	60.52	Full	—
Holding company
Vía de Dos Castillas, 33—Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón—28224 Madrid
Maptel Networks, S.A.U. (SPAIN)(1)		100.00%	38.58%	1.50	—	—	(0.68)	1.37	Full	—
Design, development, implementation and marketing of digital cartography
Rosario Pino, 5—28020 Madrid
Terra Mobile, S.A. (SPAIN)(6)		20.00%								—
Emplaza, S.A. (SPAIN)(1)		80.00%	30.86%	1.20	(0.45)	—	(1.70)	5.77	Full	—
Corporate portal
Centro Europa Empresarial—Edificio Roma. C/ rozabella,8. 28230 Las Rozas (Madrid)
Bumeran Participaciones, S.L. (SPAIN)(1)		84.00%	32.41%	5.81	3.28	—	(7.36)	15.58	Full	—
Vertical employment and human resources portal
Vía Dos Castillas, 33—Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón—28224 Madrid
Azeler Automoción, S.A. (SPAIN)		50.00%	19.29%	1.80	5.70	—	(5.23)	5.22	E.M.	1.14
Motoring portal
Serrano, 49—28006 Madrid
Red Universal de Marketing y Bookings Online, S.A. (SPAIN)		50.00%	19.29%	9.00	(4.88)	—	(4.60)	7.50	E.M.	—
Tourism, passenger transport and hospitality services on the Internet
Proción 1 y 3 La Florida—Madrid
Inversis Networks, S.A. (SPAIN)		9.00%	3.47%	50.44	19.04	—	—	7.55	C.	7.55
Computer and telematic systems and software
C/ Arrastacía, 13 . Poligono de las Mercedes. Madrid
A Tu Hora, S.A. (SPAIN)		50.00%	19.29%	7.18	(2.66)	—	(0.72)	6.59	E.M.	1.91
E-commerce
Avda. de Europa, 24—Parque empresarial La Moraleja—Madrid

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
One Travel.com, Inc. (U.S.A.)		39.60%	15.28%	0.01	10.92	—	(1.76)	26.30	E.M.	3.70
Travel booking portal
258 Main Street, 3rd floor—East Greenville
Iniciativas Residenciales en Internet, S.A. (ATREA) (SPAIN)		50.00%	19.29%	1.42	4.99	—	(2.61)	3.86	E.M.	1.90
Real esate portal
Pº de Recoletos, 10 Ala Norte 1ª pta.—28001 Madrid
Terra Networks España, S.A. (SPAIN)(4)		100.00%	38.58%	8.12	(167.42)	—	(237.22)	76.47	Full	—
ISP and portal
Vía Dos Castillas, 33—Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón—28224 Madrid
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO)		17.46%
Terra Networks Colombia Holding, S.A. (COLOMBIA)		8.30%
Terra Networks Guatemala, S.A. (GUATEMALA)		1.66%
Ordenamiento de Links Especializados, S.L. (SPAIN)(7)		100.00%	38.58%	6.00	(7.92)	—	—	18.03	Full	—
Spanish-language Internet browser
Nicaragua, 54—Barcelona
OLE de Contenidos Interactivos, S.A. (SPAIN)(7)		100.00%	38.58%	0.09	(0.08)	—	—	6.01	Full	—
Gathering, preparation and dissemination of information of all kinds
Paseo de la Castellana, 210—28046 Madrid
ADQ Advertising Quality, S.L. (SPAIN)		100.00%	38.58%	0.01	—	—	—	0.01	C.	0.01
Computarized advertising services
Paseo de la Castellana, 210—28046 Madrid
Terra Networks LATAM, S.A. (SPAIN)(1)		100.00%	38.58%	52.48	399.94	—	(341.85)	491.06	Full	—
Foreign securities holding company
Gran Vía, 28—28013 Madrid
Terra Networks Venezuela, S.A. (VENEZUELA)(1)		100.00%	38.58%	1.27	5.01	—	(7.20)	20.28	Full	—
Development of the Internet business in Venezuela
Avda. San Felipe, Torre Bancaracas Plta. 11—Caracas
Terra Networks Perú, S.A. (PERU)(1)		99.99%	38.57%	2.54	24.64	—	(20.76)	52.80	Full	—
ISP and portal
Los Sauces, 374—Torre Roja—San Borja—Lima
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO)(1)(6)		100.00%	38.58%	90.16	83.23	—	(177.72)	345.08	Full	—
Portfolio company
Antonio L. Rodríguez 1884, Monterrey—Nuevo León
Terra Networks Mexico, S.A. de C.V. (MEXICO)(1)(6)		99.99%	38.57%	4.15	115.03	—	(103.25)	26.45	Full	—
ISP and portal and provisions of real-time financial information
Monterrey—Nuevo Leon
Telefónica Interactiva Brasil , Ltda. (BRAZIL)(1)(6)		99.99%	38.57%	319.74	(201.35)	—	(37.88)	359.66	Full	—
Portfolio company
Rua de Consolaçao, 247, 6º—Sao Paulo
Terra Networks Brasil, S.A. And Dependent Companies (BRAZIL)(1)(6)		100.00%	38.57%	219.89	(146.51)	—	(85.20)	231.89	Full	—
ISP and portal
Morro de Santa Teresa—Porto Alegre

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Terra Global Management, Inc. (U.S.A.) (7)		100.00%	38.58%	—	0.03	—	(0.22)	0.10	Full	—
Corporate management in the U.S.
Terra Networks Chile Holding Limitada (CHILE) (1) (6)		99.99%	38.57%	95.18	(47.52)	—	(10.41)	95.18	Full	—
Portfolio company
C/ Moneda, 970, piso 12—Santiago
Terra Networks Chile, S.A. (CHILE) (1)		100.00%	38.57%	33.52	(26.88)	—	(6.47)	66.80	Full	—
ISP and portal and provision of real-time financial information
C/ Moneda, 970, piso 12—Santiago
Terra Networks Caribe, S.A. (DOMINICAN REPUBLIC) (4)		99.98%	38.57%	1.29	(0.85)	—	(0.55)	1.29	Full	—
Internet portal
Tantino Falco nº 24, Edif. J. Baez, 1er Piso, Santo Domingo
Terra Networks Argentina, S.A. (ARGENTINA) (1)		100.00%	38.58%	39.47	(36.84)	—	(12.09)	39.54	Full	—
ISP and portal
Tucumán, 1, piso 17—Buenos Aires
Terra Networks Uruguay (URUGUAY) (1)		100.00%	38.58%	—	0.70	—	(1.16)	5.06	Full	—
ISP and portal
Pje. Peat. Cont. Echevarriarza nº 3535 Torres del Puerto A 11300 Montevideo
Terra Networks Marocs, S.A.R.L. (MOROCCO) (7)		100.00%	38.58%	0.03	N/D	—	N/D	0.03	C.	0.03
Inactive company
Terra Networks Colombia Holding, S.A. (COLOMBIA) (1)		100.00%	38.58%	0.03	19.81	—	(30.77)	36.04	Full	—
Portfolio company
Avda. 100 nº 7-33 Torre 11 Of.301, Bogota
Terra Networks Colombia, S.A. (La Ciudad.com) (COLOMBIA) (1)		65.00%	25.08%	2.42	1.15	—	(3.40)	19.54	Full	—
Portal and Internet in general
Avda. 100 nº 7-33 Torre 11 Of.301, Bogota
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (7)		100.00%	38.58%	0.01	N/D	—	N/D	0.01	C.	0.01
Inactive company
Avda. Arriaga, 73-2º andar, sala 112—Freguesia de Se, Concelho do Funchal

(*)	Companies filing consolidated corporate income tax returns in 2001.
(**)	Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOL- IDATION METHOD	VALUE IN CONSOL- IDATION(8)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31.75%		31.75%	12.02	41.67	N/D	N/D	3.82	E.M.	17.04
Operation of a gaming terminal system for the Spanish State Gaming Organization
Manuel Tovar, 9—28034 Madrid
Amper, S.A. (SPAIN) (1) (6)	6.10%		6.10%	27.91	71.66	—	(22.37)	11.83	E.M.	4.11
Development, manufacture and repair of telecommunications systems and equipment and related components
Torrelaguna, 75—28027 Madrid
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL)(1)	3.95%	0.74%	4.69%	1,254.29	2,543.73	—	(311.70)	361.59	E.M.	177.54
Holding company
Avda. Fontes Pereira de Melo, 40—1089 Lisbon
Catalana D'Iniciatives, C.R., S.A. (SPAIN)	5.99%		5.99%	30.86	N/D		N/D	2.82	C.	2.82
Promotion of non-finance companies
Passeig de Gracia, 2—2ºB—08007 Barcelona
Nexus Capital, S.A. (SPAIN)	5.99%		5.99%	15.43	N/D		N/D	0.95	C.	0.95
Passeig de Gracia, 2—2ºB—08007 Barcelona
I-CO Global Communications (HOLDINGS) Limited (U.K.)	N/D		N/D	N/D	N/D		N/D	6.03	C.	6.03
Other holdings	N/A	N/A	N/A	N/A	N/A		N/A	1.17	C.	1.17

TOTAL VALUE IN CONSOLIDATION, ASSOCIATED COMPANIES (Note 8)										2,081.19
TOTAL VALUE IN CONSOLIDATION, INVESTEES (Note 8)										932.03

(1)    Company audited by Deloitte & Touche. In Spain Deloitte & Touche

         SPAIN,S.L.

(2)    Company audited by PriceWaterhouseCoopers.

(3)    Company audited by K.P.M.G. Peat Marwick.

(4)    Company audited by B.D.O. Audiberia.

(5)    Company in liquidation.

(6)    Consolidated figures.

(7)    Inactive company.

(8)    This value relates to the contribution to the Telefónica Group and not to the subgroupsto which the contributing companies belong. Amounts in foreigncurrencies: M=millions and m= thousands. Provisional figures forassociated companies and investees.

Full. Fully consolidated companies P.I. Proportionally consolidated companies. E.M. Companies accounted for by the equity method. C. Investees. N/D No data. N/A Not available.

EXHIBIT II

The variations in the scope of consolidation in the years ended December 31, 2002 and 2001, were as follows:

2002

The variations in the scope of consolidation in the year ended December 31, 2002, were as follows:

Telefónica

In March 2002, under the last part of the agreement entered into between Telefónica, S.A. and Iberdrola, S.A. for the acquisition by the Company of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies are direct or indirect stockholders, Telefónica, S.A. acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 of its own shares.

Following completion of the acquisition by Telefónica, S.A. of the aforementioned holdings owned by the Iberdrola Group, in May 2002 Telefónica, S.A. contributed to its subsidiary Telefónica Móviles, S.A. the shares owned by it of the following Brazilian companies, which accounted for 7% of the capital stock of TBS Celular Participaçoes, S.A. and Sudestecel Participaçoes, S.A., in addition to holdings of 3.38% in Tele Leste Celular Participaçoes, S.A. and of 62.02% in Iberoleste Participaçoes, S.A. In exchange, Telefónica received all the news shares issued (26,801,494 new shares of €0.5 par value each) by the subsidiary in the two capital increases carried out in that month. Also in relation to the Iberdrola Group’s investments, Telefónica sold to its subsidiary Telefónica Móviles, S.A. 0.66% of the capital stock of Celular CRT Participaçoes, S.A. for €11.54 million.

Following this transaction, the Telefónica Group’s owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participaçoes, S.A., 83.56% in Sudestecel Participaçoes, S.A., 27.71% in Tele Leste Celular Participaçoes, S.A. and all the shares of Iberoleste Participaçoes, S.A. All these companies and Celular CRT Participaçoes, S.A. were fully consolidated in the Telefónica Group’s consolidated financial statements (Tele Leste Celular Participaçoes, S.A. was accounted for by the equity method in the Telefónica Group’s 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V. (see section on Telefónica Móviles).

Telefónica, S.A. sold to Telefónica Internacional, S.A. 64,673 common shares of Telecomunicaçoes de Sao Paulo, S.A., 189,278.445 “quotas” of SP Telecomunicaçoes Holding, Ltda. and 2,669,724,381 common shares and 834,622,796 preferred shares of Telefónica Data Brasil Holding, S.A., which it had acquired in 2001 from the Iberdrola Group for its book value. All these companies continue to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In January Telefónica, S.A. acquired 50,000 shares of Endemol Enterteinment Holding, N.V. (Endemol) for €2 million. Following this acquisition, the Telefónica Group owns a holding of 99.47% in Endemol,

which continues to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In January Telefónica, S.A. acquired 50,000 shares of Telefónica Móviles, S.A. for €0.41 million. Following this acquisition and the above-mentioned contributions, the Telefónica Group owns direct and indirect holdings of 92.43% in Telefónica Móviles, S.A., which continues to be fully consolidated in the Telefónica Group.

In February Telefónica, S.A. participated in the incorporation of the Brazilian company Telefónica Factoring do Brasil, S.A. and subscribed and paid 40% of this company’s capital stock for €0.96 million. This company is accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

In January Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.), a wholly-owned subsidiary of Telefónica, S.A., increased capital by €1.92 million, which was subscribed and paid in full by the Parent Company. Subsequently, in June Zeleris Soluciones Integrales, S.L., a wholly-owned subsidiary of Telefónica, S.A., increased capital by €0.82 million, which was subscribed and paid in full by Telefónica, S.A. through the nonmonetary contribution of Zeleris España, S.A. Both companies continue to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In 2002 Telefónica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, bringing the Telefónica Group’s direct and indirect holding in this company, which continues to be fully consolidated, to 38.58%.

On May 31, 2002, the Dutch company Atento N.V. was incorporated through the nonmonetary contribution of all the shares of the U.S. company Atento Holding Inc. The new company, which is a wholly-owned investee of Telefónica, S.A., was fully consolidated in the Telefónica Group.

In 2002 the following subsidiaries were fully consolidated for the first time in the Telefónica Group:

•	Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (Mexico)

•	Telefónica Gestión de Servicios Compartidos, S.A.C. (Peru)

•	Telefônica Gestao de Serviços Compartilhados do Brasil, Ltda. (Brazil)

•	Telefónica Gestión de Servicios Compartidos, S.A. (Argentina)

In January Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Capital, S.A. and paid this company’s initial capital stock (€6 million) in full. Subsequently, Telefónica Capital increased capital by €1 million with additional paid-in capital of €38.01 million, all of which was subscribed and paid by its sole stockholder Telefónica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. representing 77.22% of this company’s capital stock. Telefónica Capital, S.A. was fully consolidated in the Telefónica Group’s consolidated financial statements.

In December Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for €6.14 million. Also, Telefónica, S.A.’s wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to Telefónica Capital for €2.11 million. As a result of these transactions, the Telefónica Group’s direct and indirect holding in Fonditel decreased from 81% in 2001 to 70% in 2002. The company continues to be fully consolidated in the Telefónica Group.

In December Telefónica acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for €59.63 million. Following this transaction, the Telefónica Group continues to own all the capital stock of this company, which continues to be fully consolidated in the Telefónica Group.

In November Telefónica, S.A. acquired Gran Vía Media, S.L. from its wholly-owned subsidiary Telefónica de Contenidos, S.A. Gran Vía Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December Lotca increased capital by 16,920 shares of €1 par value each, which the Telefónica Group subscribed in full through a nonmonetary contribution. Lotca was fully consolidated for the first time in the Telefónica Group.

In December, by virtue of its agreements with the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. The Telefónica Group thereby became the sole stockholder of this company, which continues to be fully consolidated in the Telefónica Group’s consolidated financial statements.

The Uruguayan company Emergia, S.A. increased capital in December by US$ 500 million. Telefónica subscribed and paid the capital increase in full by converting loans to this company into capital. Following this transaction, the Telefónica Group directly or indirectly owns all the shares of this Uruguayan company, which continues to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Grupo Admira Media, S.A. and Telefónica Internet, S.A., both of which are wholly-owned subsidiaries of Telefónica, S.A., changed their corporate names in 2002 to Telefónica de Contenidos, S.A. and Corporación Admira Media, S.A., respectively.

In 2002 the U.S. company Katalyx, Inc. increased capital by US$ 124 million, which Telefónica, S.A. subscribed in full and paid through the conversion of loans to this company into capital. As a result of this transaction, Telefónica b2b Inc., the former sole stockholder of Katalyx, Inc., had a 0.1% holding, with Telefónica owning the remaining 99.9% of the capital stock of Katalyx, Inc., which continues to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In 2002 Telefónica Europe, B.V., a wholly-owned investee of Telefónica, S.A., formed Telefónica Finance USA, L.L.C., which issued preferred shares amounting to €2,000 million. As a result, as of December 31, 2002, the Telefónica Group had a 0.01% holding in and held all the voting rights at Telefónica Finance USA, L.L.C.

Telefónica Datacorp Group

In January Telefónica DataCorp, S.A. acquired all the shares of the German company HighwayOne

Germany, GmbH for €1.38 million. Subsequently, the German company increased capital by €2.57 million with additional paid-in capital of €634.5 million, which was subscribed and paid in full by the Telefónica Group. As part of the reorganization of the Telefónica Group by business line, HighwayOne Germany, GmbH acquired for their market price from Telefónica all the shares of MediaWays, GmbH and subsequently merged with this company. Lastly, the German company changed its corporate name to Telefónica Deutchland, which was fully consolidated in the Telefónica Group.

In July 2002 the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefónica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefónica Group of €38.79 million. This company, which had been fully consolidated in 2001, was excluded from the scope of consolidation of the Telefónica Group.

The Uruguayan company Telefónica Data Uruguay, S.A., which was fully consolidated in 2001, was sold in November, giving rise to a loss of €2.28 million. Accordingly, it was excluded from the scope of consolidation of the Telefónica Group.

Also, in September Telefónica Datacorp, S.A. acquired all the shares of Telefónica Data México, S.A. de C.V. held by its minority stockholders for €5.16 million. Following this transaction, Telefónica Datacorp owned all the shares of Telefónica Data México, S.A. de C.V., which continues to be fully consolidated in the Telefónica Group.

The Datacorp Group, through its subsidiary Telefónica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefónica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482,9 million reais, thereby increasing the Telefónica Group’s holding in this company from 87.48% to 93.98%.

The 34%-owned investee of Telefónica Datacorp, S.p.A., the Italian company Atlanet, S.A., which through June 30, 2002, had been fully consolidated, has since that date been accounted for by the equity method because it no longer fulfills the management control requirements for full consolidation.

On July 2, 2002, Telefónica Data España, S.A., a wholly-owned investee of Telefónica Datacorp, S.A., sold 24% of the holding owned by it in Gestión del Conocimiento, S.A., giving rise to a gain of €58 thousand. This company, which had been accounted for in the consolidated financial statements of the Telefónica Group, was excluded from consolidation.

Also, in July 2002 Telefónica Data España, S.A. acquired a 33.33% holding in Servicios On Line para Usuarios Múltiples, S.A. (Solium) for €0.7 million. This company is accounted for by the equity method in the consolidated financial statements of the Telefónica Group.

In November 2002 the Telefónica Datacorp Group acquired 15% of the capital stock of Agencia de Certificación Electrónica, S.A. for €3. As a result of this acquisition, the Telefónica Group became the sole stockholder of this company, which continues to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Telefónica de España Group

In 2002 Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., made the following acquisitions:

•	22% of the capital stock of Telefónica Cable Extremadura, S.A.

•	10% of the capital stock of Telefónica Cable Catalunya, S.A.

•	10% of the capital stock of Telefónica Cable Madrid, S.A.

•	11% of the capital stock of Telefónica Cable Navarra, S.A.

•	15% of the capital stock of Telefónica Cable Galicia, S.A.

•	27% of the capital stock of Telefónica Cable Andalucía, S.A.

•	49% of the capital stock of Sociedad General de Cablevisión Canarias, S.A.

•	49% of the capital stock of Telefónica Cable Castilla y León, S.A.

Following these acquisitions Telefónica Cable, S.A., the parent company of all these companies, owned all the companies’ shares, except in the case of Telefónica Cable Extremadura, S.A., in which it has a 83% holding, and Telefónica Cable Galicia, S.A. in which its new percentage of ownership is 85%. €5.82 million were disbursed for these investments. All these companies continue to be fully consolidated in the Telefónica Group.

In December Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the Telefónica de España Group controlled 20% of the absorbing company’s capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., is accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. have formed two joint ventures called “Telefónica de España, S.A.U.—Telefónica Móviles España, S.A.U., Unión Temporal de Empresas, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril” and “Telefónica de España, S.A.U.—Telefónica Móviles España, S.A.U., Unión Temporal de Empresas II, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril”, both with an initial endowment fund of €3,006, which was paid in proportion to the two companies’ respective ownership interests, i.e. 90% in the case of Telefónica de España and 10% in the case of Telefónica Móviles España for both joint ventures.

In April the wholly-owned subsidiary Telefónica Soluciones Sectoriales sold its holdings in the associated companies Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), giving rise to gains of €115 thousand and €30 thousand, respectively. These companies, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, were excluded from consolidation.

Telefónica Móviles Group

On January 10, 2002, Telefónica Móviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A.—one share—and Tele-Escucha, S.A.—two shares—, which it acquired in full). As consideration, Mesotel received 7,333,180 existing shares of Telefónica Móviles.

Also, on July 22, 2002, Telefónica Móviles carried out a capital increase agreed upon by its Stockholders’ Meeting on April 4, 2002, for a total amount (par value plus additional paid-in capital) of €27.66 million. Mesotel paid these new shares in full through the contribution of the shares of the following companies held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Following this capital increase, Telefónica Móviles, S.A. owned all the shares of each of these companies.

In April 2002 Tele Sudeste Celular Participações, S.A. and Celular CRT Participações, S.A. carried out capital increases that were subscribed by Telefónica Móviles, S.A.

On September 10, 2002, Telefónica Móviles acquired a 65.23% holding in Pegaso PCS (Mexico) for €92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefónica Móviles, S.A. paid €211.45 million corresponding to its 65.23% holding. The agreements entered into with Burillo contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors. Telefónica Móviles has a holding of 92% in this new holding company.

On October 21, 2002, Telefónica Móviles, S.A. acquired from Portugal Telecom SGPS, S.A. a 14.68% holding in Telesp Celular Participações, S.A. for €200.31 million.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V., 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil, the detail being as follows:

Companies Contributed	% Contributed
	Telefónica Móviles	PT Móveis	Total
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	—	27.70%

Tele Sudeste Celular Participações, S.A.	83.56%	—	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

Telefónica de Contenidos Group

In September all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusión, S.A. owned by Telefónica de Contenidos, S.A. were sold to the Antena 3 de Televisión Group, giving rise to gains of €35.82 million. In 2002 the two companies, which in 2001 had been fully consolidated in the Telefónica Group, were included in the Antena 3 de Televisión Group and accounted for by the equity method.

In 2002 Mediapark, S.A. carried out a capital increase not subscribed by Telefónica de Contenidos. Therefore, since its holding in this company was reduced to 7.40%, the holding was recorded in the Telefónica Group’s consolidated financial statements as of December 31, 2002, as a minority investment.

In April Telefónica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of €26.10 million. Telefónica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continues to account for this company by the equity method in its consolidated financial statements.

In June 2002 Telefónica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Televisión channel, for US$ 12 million, giving rise to a loss of €162.78 million. This company, which was accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was excluded from consolidation.

Telefónica Internacional Group

In September 2002 the Telefónica Internacional Group sold a 25% holding in the Chilean Group Sonda, S.A. for US$ 38 million, giving rise to a loss in consolidation of €1.62 million. This sale reduced the Telefónica Internacional Group’s ownership interest in Sonda to 35% (this holding is subject to certain commitments detailed in Note 22). This company, which had been fully consolidated, was accounted for by the equity method from September 2002 onwards.

T.P.I. Group

On February 11, 2002, Telefónica Publicidad e Información, S.A. acquired all the shares of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A. for €36.28 million. The Telefónica Group’s effective holding in this company, which continues to be fully consolidated, decreased from 97.07% to 59.90%.

In December Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the T.P.I. Group controlled 20% of the absorbing company’s capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., is accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

In December Publiguías Holding, S.A., a wholly-owned subsidiary of the Telefónica Publicidad e Información Group, participated in the incorporation of Urge Chile, S.A. by subscribing and paying 59.94 Chilean pesos relating to 99.99% of this company’s capital stock. Urge Chile, S.A. was fully consolidated in the Telefónica Group’s consolidated financial statements.

In July Telefónica Publicidad e Información, S.A., the parent company of the Group, acquired a 9.33% holding in the Spanish company Goodman Business Press, S.A. for €0.98 million. As a result of this acquisition, the parent company controls all the capital of this company, which continues to be fully consolidated in the Telefónica Group.

Katalyx Group

In April the wholly-owned subsidiary Adquira, Inc. sold one-half of its 50% holding in Adquira Mexico, Ltd. for a gain of €0.37 million. This company which had been fully consolidated, is currently accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

On October 30, 2002, Katalyx España, S.L. acquired a 49% holding in Soluciones Tecnológicas para la Alimentación, S.L., as consideration for which it contributed all the shares of Katalyx Food España, S.L. Soluciones Tecnológicas para la Alimentación, S.L. is accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Atento Group

In May Atento Holding Inc. carried out capital increases at companies that were already investees for an overall amount of €39.69 million. Atento Holding Inc. now owns all the shares of the companies in Central America, Puerto Rico, Italy, Venezuela and Mexico, and has a 99.998% holding in the company in Morocco. All these companies continue to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Terra Group

In July 2002 Emplaza, S.A. increased capital by €1,421 thousand. In this capital increase, Terra Networks, S.A. acquired the shares required to increase it holding in this company from 50% to the current 80%. This company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, is now fully consolidated.

In 2002 One Travel.com, Inc. increased capital by €4 million. In this capital increase, Terra Networks, S.A. acquired the shares required to increase it holding in this company from 27.8% to the current 39.6%, and disbursed US$ 2.02 million in this connection. This company continues to be accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

In August Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of €10.62 million. Also, in September, Lycos, Inc. sold its minority holding in the Canadian company Sympatico Lycos, obtaining gains in consolidation of €8.49 million. In December the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of €2.47 million. All these companies, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, were excluded from the scope of consolidation.

2001

Telefónica

As part of the plan to restructure the Telefónica Group by business line, Telefónica Móviles, S.A., Telefónica Datacorp, S.A. and Telefónica Internacional, S.A. carried out various capital increases in 2001. As consideration for these capital increases, Telefónica, S.A. made a nonmonetary contribution of the shares which it directly owned of the capital stock of Telefónica de Argentina, S.A., Telefónica del Perú, S.A.A. and Telecomunicaçoes de Sao Paulo, S.A. (TELESP).

•	On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, for €87,432 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. At 2001 year-end Telefónica Móviles owned 97.93% of the capital stock of Telefónica Móviles Argentina, S.A. which in turn owned all the shares of Telefónica Comunicaciones Personales, S.A. Also, as authorized by the aforementioned Stockholders’ Meeting, on March 7, 2001, capital was increased by €32,970 thousand, and shares representing a 16.45% holding in Telefónica del Perú, S.A.A. were received, increasing the ownership interest in Telefónica Móviles Perú Holding, S.A.A., the sole stockholder of Telefónica Móviles, S.A.C., to 97.97%.

•	On March 7, 2001, Telefónica Intercontinental, S.A. (which was absorbed in 2001 by Telefónica Móviles España, S.A.) received official notification of the grant of the UMTS license in Switzerland for a period of 15 years at a cost of €32,508 thousand. The company which holds the license, 3G Mobile AG, was fully consolidated.

•	Telefónica Datacorp, S.A. received shares of the capital stock of Telefónica Argentina and Telefónica Peru, representing holdings of 97.92% in the Argentine company Advance, S.A. and of 93.22% in the Peruvian company Telefónica Data Perú, S.A.A., as well as the assets and liabilities assigned to the data business owned by Telefónica de Argentina and Telefónica del Peru.

•	Telefónica Internacional, S.A., received shares of the capital stock of Telefónica de Argentina and Telefónica del Perú determined on the basis of the value of the wireline telephony and supplementary assets and liabilities owned by Telefónica de Argentina and Telefónica del Perú.

•	Telefónica Internacional, S.A., received 306,211,253,813 shares representing 61.96% of the capital stock of the Brazilian company Telesp.

These contributions did not change the scope of consolidation with respect to the previous year.

Telefónica, S.A. acquired 4,713,015 shares of Terra Networks, S.A. for €53.96 million. As a result of these purchases, the Telefónica Group increased its percentage of ownership in Terra Networks, S.A. to 37.63%. The company continues to be fully consolidated in the consolidated financial statements of the Telefónica Group.

In January 2001, pursuant to an agreement entered into in May 2000, Telefónica, S.A. acquired all the shares of Mediaways, GmbH Internet Services for €1,473.08 million from the German company Bertelsmann, A.G. The company was fully consolidated in the Telefónica Group. Also, in December 2001 Telefónica, S.A. subscribed to a capital increase carried out by this company for €62.5 million.

In 2001 Telefónica, S.A. acquired a total of 8,289,305 shares of Telefónica Móviles, S.A. for €68.68 million, giving it a 92.70% holding in this company. The company continues to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In February Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Gestión de Servicios Compartidos, S.A., and paid in full the initial capital of this company (€0.06 million). In December Telefónica Gestión de Servicios Compartidos, S.A. increased its capital by €2 million which was fully subscribed and paid by its parent company. The company was fully consolidated in the Telefónica Group’s consolidated financial statements.

In June Telefónica, S.A. increased capital by 122,560,575 shares of €1 par value each and additional paid-in capital of €4.5 per share. As consideration for this capital increase, Telefónica received as a nonmonetary contribution from Motorola certain investments in the wireless business in Mexico: all the shares of Corporación Integral de Comunicación, S.A. de C.V.; all the shares of Grupo Corporativo del Norte, S.A.; 79% of the capital stock of Telefonía Celular del Norte, S.A. de C.V. (the remaining 21% was contributed indirectly through the acquisition of all the shares of Corporación Integral de Comunicación, S.A. de C.V.); 73.81% of the capital stock of Celular de Telefonía, S.A. de C.V. (the remaining 26.19% was contributed indirectly through the acquisition of all the shares of Grupo Corporativo del Norte, S.A. de C.V.); all the shares of Baja Celular Mexicana, S.A. de C.V.; 0.00001% of the capital stock of Baja Celular Servicios Compartidos, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 0.00001% of the capital stock of Tamcel, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 22% of the capital stock of Movitel del Noroeste, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.); 22% of the capital stock of Moviservicios, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.) and 22% of the capital stock of Movicelular, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.). Additionally, to supplement this transaction, Telefónica contributed €12.33 million in cash. These holdings were contributed in July to Telefónica Móviles, S.A., which increased capital by 203 million shares which were fully subscribed by Telefónica, S.A. The market value of the holdings acquired on the date of the transaction was €2,173.74 million. The companies were fully consolidated in the Telefónica Group.

In August, Telefónica acquired 51,987 shares in Endemol Enterteinment Holding, N.V. (Endemol), for €2.06 million, a transaction which generated consolidation goodwill of €1.86 million. This transaction increased the Telefónica Group’s holding in Endemol to 99.35%. The company continued to be fully consolidated in the consolidated financial statements of the Telefónica Group.

In September, Telefónica, S.A. acquired 114,500 shares of the subsidiary Telefónica Publicidad e Información, S.A. (T.P.I.) for €0.36 million, a transaction which generated consolidation goodwill of €0.32 million. This transaction increased Telefónica’s holding in T.P.I. to 59.9%. The company continued to be fully consolidated in the consolidated financial statements of the Telefónica Group.

Telefónica, S.A. and Iberdrola, S.A. entered into an agreement whereby the Company acquired all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders. These holdings were acquired by Telefónica, S.A. in exchange for its own shares at the following exchange ratios:

•	Holding of 3.48% in the capital stock of SP Telecomunicaçoes Holding, S.A., the majority stockholder of Telecomunicaçoes de Sao Paulo, S.A. (Telesp), for 6,638,157 shares of Telefónica, S.A.

•	Holding of 7% in the capital stock of TBS Celular Participaçoes, S.A., the majority stockholder of Celular CRT Participaçoes, S.A., for 1,493,902 shares of Telefónica, S.A.

•	Holding of 7% in the capital stock of Sudestecel Participaçoes, S.A., the majority stockholder of Tele Sudeste Celular Participaçoes, S.A., for 3,693,775 shares of Telefónica, S.A.

•	Holding of 62.02% in the capital stock of Iberoleste Participaçoes, S.A., the majority stockholder of Tele Leste Celular Participaçoes, S.A., for 6,526,736 shares of Telefónica, S.A.

•	Holding of 0.66% in the capital stock of Celular CRT Participaçoes, S.A. for 634,541 shares of Telefónica, S.A.

Also, within the framework of this agreement, the exchange of 3.38% of the capital stock of Tele Leste Celular Participaçoes, S.A. for 783,736 shares of Telefónica, S.A. was not carried out pending obtainment of the prior regulatory authorizations. As indicated above, this exchange took place in 2002.

Telefónica, S.A. paid €248.05 million to fully subscribe the capital increase carried out by its wholly-owned investee Telefónica Datacorp, S.A.U., pursuant to the agreement entered into by the Telefónica Group and the Brazilian bank Banco Itáu for the provision of services to the bank based on the management of its corporate telecommunications network.

Telefónica Publicidad e Información

Goodman Business Press, S.A., which was acquired in 2000, was fully consolidated in the Telefónica Group in 2001.

As a result, Goodman Business Press, S.A.’s wholly-owned investee Cernet, a company which engages in the design of web pages, was also fully consolidated in 2001. Buildnet, S.A., in which Telefónica Publicidad e Información, S.A. had a holding of 46.35% and Goodman had a holding of 51.24%, was fully consolidated in 2001 (in 2000 it had been accounted for by the equity method).

Terra Networks Group

Terra Networks, S.A. participated in the incorporation of the Spanish company Azeler Automoción, S.A. with initial capital of €8.41 million, 50 % subscribed and paid by Terra Networks, S.A. The company was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Also, in 2001 Terra Networks incorporated and became the sole stockholder of Terra Networks Financial Services USA Llc. and Terra Networks Caribe, for which it disbursed €2.12 million and €1.29 million, respectively. The two companies were fully consolidated in the Telefónica Group’s consolidated financial statements in 2001.

In order to restructure the holdings in Spain of its associated companies, Terra Networks, S.A. formed Terra Networks Asociadas, S.L. with initial capital stock of €3,005, fully subscribed and paid by Terra Networks, S.A.

Also, Terra Networks, S.A. incorporated and acquired a 50% stake in Iniciativas Residenciales en Internet, S.A. (“ATREA”, a real estate portal). The initial investment was €1,205 thousand. The company was recorded in the Telefónica Group’s consolidated financial statements at cost.

Inversis Valores y Bolsa, Sociedad de Valores S.A. (formerly Electronic Trading System Valores, S.A.) was sold for €4.5 thousand. The company, which had been recorded at cost in the Group’s consolidated financial statements, was excluded from consolidation.

Maptel Networks, S.A.U. which had been recorded at cost in 2000, was fully consolidated in the Telefónica Group’s consolidated financial statements in 2001.

Pursuant to the agreements entered into with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in August 2001, Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for a disbursement of €160.43 million. This transaction gave rise to goodwill amounting to €130.25 million in the consolidated financial statements of the Telefónica Group. This company was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Telefónica Internacional Group

In 2001 Telefónica Internacional, S.A. sold its 35.86% holding in the Argentine company Cablevisión, S.A., giving rise to a capital gain of €255.92 million. The investee was excluded from the Telefónica

Group’s scope of consolidation.

Telefónica Internacional, S.A. acquired an additional holding of 10% in Telefónica Perú Holding, S.A. for €227.34 million, giving rise to consolidation goodwill of €46.27 million. As a result of this acquisition, Telefónica Internacional became the sole stockholder of this company, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In 2001, following the requisite authorization by the regulatory body Anatel, the sale to Telefónica Internacional, S.A. of shares of São Paulo Telecomunicações Holding, S.A., which owned the shares of Telesp Participações, S.A., under a sale option executed by BBVA in December 2000, was concluded. This transaction increased the ownership interest in SPT Holding by 0.5292%, and a disbursement of €80.10 million was made in this connection. This company continued to be fully consolidated in the Telefónica Group.

The ownership interests of the parent company Telefónica Internacional, S.A. in the subsidiaries Telefónica de Perú, Telefónica de Argentina, Telesp and CEI Citicorps Holdings were increased as a result of the aforementioned contributions of shareholdings by Telefónica, S.A. Capital was reduced at Telefónica Holding Argentina, S.A. through the reimbursement of contributions to the other stockholders in order to give Telefónica Internacional, S.A. a 99.96% holding in this company.

Telefónica Móviles Group

Since October 1, 2001, IPSE 2000 S.p.A. has been accounted for by the equity method in the consolidated financial statements. Under Article 11.2.b of Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements, this method is the most appropriate, because since October 1, 2001, certain difficulties have been progressively disclosed which, in practice, have substantially affected the Telefónica Group’s effective control over the management of IPSE 2000 S.p.A.

The Spanish company MoviPay International, S.A., in which Telefónica Móviles had a 38% ownership interest and which had been recorded at cost in the Telefónica Móviles Group’s 2000 consolidated financial statements, was accounted for by the equity method in 2001.

Telefónica de Contenidos Group

In January 2001 the Endemol Group acquired the remaining 50% of the capital of Endemol France for €159.3 million. As a result of this acquisition, the Endemol Group became the sole stockholder of this company, which was fully consolidated in the Telefónica Group’s consolidated financial statements in 2001.

In 2001 T. de Contenidos sold 15,740 shares representing 5.40% of the capital stock of Hispasat, S.A., giving rise to a gain of €35.17 million. As of December 31, 2001, T. de Contenidos had a 17.34% holding in that company.

T. de Contenidos acquired Antena 3 de TV shares from minority stockholders for €1.79 million, increasing its holding to 47.51%. This company continued to be accounted for by the equity method in the

Telefónica Group’s consolidated financial statements.

In April T. de Contenidos, S.A. acquired all the shares of Famosos, Artistas, Músicos y Actores, S.A. (FAMA), which had formerly been owned by Antena 3 de Televisión, S.A. The total cost of the transaction amounted to €6.21 million and consolidation goodwill totaling €3.25 million was generated. In 2001 the company was fully consolidated in the Telefónica Group.

Capital was increased by €11.12 million at Rodven. This company was proportionally consolidated in the Telefónica Group in 2001.

In September 2001 T. de Contenidos, S.A. acquired a 47.5% holding in Tick Tack Ticket, S.A. for €6.01 million. This transaction gave rise to consolidation goodwill of €4.15 million for the Telefónica Group. The company was accounted for by the equity method in 2001.

Telefónica Datacorp Group

On January 16, 2001, Telefónica Data México (formerly Optel) increased capital by 16,992,251 shares, all of which were acquired by Telefónica Data Holding. On March 6 capital was increased by 16,743,904 shares, of which 5,228,385 were acquired by Telefónica Data Holding and 11,515,519 by T. Datacorp. Following these capital increases the capital of Telefónica Data México amounted to MXP 241,738,667.8 and the stockholder structure was as follows:

T. Data Holding México: 45.66%.

T. Data Holding: 11.88%.

T. Datacorp: 37.11%.

The Spanish company Telefónica Data Caribe, S.A., a wholly-owned investee of the Telefónica DataCorp Group, participated in the incorporation of Telefónica Data Cuba, by subscribing to 50% of the capital stock for €0.1 million. The company was recorded in the Telefónica Group’s consolidated financial statements at cost.

Telefónica de España Group

In March 2001 all the shares of Telefónica Sistemas de Información Geográfica, S.A., a wholly-owned investee of Telefónica de España, S.A.U., were sold to Telecomunicaciones Sistemas de Ingeniería de Productos, S.A.U., S.A. for €1.38 million, giving rise to a gain of €5.02 million in the Telefónica Group’s consolidated financial statements. This company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements, was excluded from consolidation.

In August 2001 Telyco Maroc S.A., in which Telyco S.A.U. had a holding of 53.988%, was incorporated with an initial capital stock of MAD 6 million (€0.601 million). This company’s corporate purpose is the promotion, marketing and distribution in Morocco of equipment, systems and, in general, all manner of products relating to telecommunications.

Atento Group

In June 2001 Atento Chile, S.A. increased capital by 3,338,287 shares of 1,000 Chilean pesos each, which were fully subscribed by the Chilean companies Compañía de Telecomunicaciones de Chile, S.A. (CTC), a company in which the Telefónica Group has an indirect holding of 43.643%, consisting of 3,049,998 shares, and which is fully consolidated in the consolidated financial statements of the Telefónica Group; Compañía de Teléfonos de Chile Transmisiones Regionales, S.A. (52,732 shares); Telefónica Empresas CTC Chile, S.A. (106,474 shares) and Sociedad Impresora y Comercial Publiguías, S.A. (129,083 shares).

Following this transaction, the Atento Group reduced its holding in Atento Chile from 99.99% to approximately 70%. As a result, the remaining non-Group companies had an ownership interest of 29.99% in the capital stock of this company. Atento Chile continued to be fully consolidated in the Telefónica Group.

Emergia Group

In December 2001 the subsidiary Emergia Holding, N.V. incorporated Emergia Hispana, S.A. with capital stock of €60,000, which was fully subscribed and paid by its parent company. The company was fully consolidated in the Telefónica Group.

EXHIBIT III

CONSOLIDATION GOODWILL

The detail of the balance of the consolidation goodwill and of the related accumulated amortization as of December 31, 2002 and 2001, and of the variations therein in 2002 and 2001 is as follows:

	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
	Millions of Euros
Consolidation goodwill
Fully consolidated companies:
C.T.C. (Chile)	148.98	—	(13.28)	(18.12)	(20.51)	97.07
T. de Argentina and subsidiaries (Argentina)	594.50	—	(4.78)	2.96	(11.17)	581.51
T. Peru Holding (Peru)	49.04	—	—	1.37	—	50.41
Telefónica del Perú (Peru)	281.26	—	—	—	—	281.26
Telefónica Multimedia, S.A.C. (Peru)	10.82	—	—	—	(1.65)	9.17
Telefónica Móviles Chile, S.A. (Chile)	325.54	—	—	—	(58.09)	267.45
Telesp Participaçoes (Brazil)	103.01	—	—	3.51	—	106.52
Cti (U.S.A.)	15.64	—	(14.08)	—	—	1.56
Cointel (Argentina)	484.29	—	—	—	—	484.29
Goodman (Spain)	7.96	0.11	—	0.22	—	8.29
Telefonica Internacional (Spain)	281.66	—	—	—	—	281.66
Telefonica Móviles (Spain)	113.21	12.63	—	—	—	125.84
T. Data España (Spain)	154.96	—	—	—	—	154.96
Atlanet S.p.A. (Italy)	65.39	—	—	(65.39)	—	—
T. Data Brasil (Brazil)	220.68	—	—	—	(92.90)	127.78
Mediaways (Germany)	1,225.66	—	(530.00)	(6.55)	—	689.11
Telefónica Deutschland GmbH (Germany)	—	10.82	—	—	—	10.82
Fieldy Group (Netherlands)	35.84	—	(20.49)	—	(7.26)	8.09
Endemol (Netherlands)	826.20	6.84	—	—	—	833.04
Endemol Group (Netherlands)	311.23	89.98	(18.73)	—	(3.36)	379.12
Atco Group (Argentina)	338.43	—	(32.47)	189.29	(118.01)	377.24
Telefónica Media Argentina (Argentina)	18.81	—	(1.83)	9.72	—	26.70
Atento Perú (Peru)	7.58	—	—	(0.11)	(1.71)	5.76
Atento Brasil (Brazil)	157.44	—	—	—	(24.78)	132.66
Terra Brasil Holding (Brazil)	234.91	—	—	—	(2.41)	232.50
Ordenamiento de Links Especializados, S.L.	12.25	—	(5.43)	—	—	6.82
Terra Networks Mexico (Mexico)	266.26	—	(129.47)	0.75	—	137.54
Terra Chile Holding (Chile)	25.05	—	—	—	—	25.05
Terra Networks Argentina (Argentina)	12.06	—	(2.33)	—	—	9.73
Terra Networks Venezuela (Venezuela)	4.49	—	(2.86)	—	—	1.63
Ifigenia Plus (Spain)	11.17	—	—	—	—	11.17
Terra Networks Colombia (Colombia)	21.53	—	(14.67)	—	—	6.86
Lycos (U.S.A.)	884.37	—	(574.88)	—	—	309.49
Lycos companies (U.S.A.)	727.05	—	(383.45)	39.08	(96.13)	286.55
Bumeran (Spain)	8.13	0.28	(4.09)	—	—	4.32
Terra Networks, S.A. (Spain)	17.78	(0.58)	—	—	—	17.20
Emergia Holding, N.V. (Netherlands)	2.30	49.65	(49.65)	—	—	2.30
Tele Sudeste Celular (Brazil)	174.40	—	(60.43)	(113.97)	—	—
Tele Leste Celular (Brazil)	—	8.26	(6.41)	(1.85)	—	—
Crt Celular (Brazil)	353.08	0.54	(176.81)	(176.81)	—	—
T.Centroamerica Guatemala (Guatemala)	10.02	41.40	—	—	(0.53)	50.89
Telefónica El Salvador (El Salvador)	64.72	19.82	—	—	(9.08)	75.46
Corporativo Del Norte (Mexico)	230.51	0.70	(18.50)	(212.71)	—	—
Corporativo Integral Comunicación (Mexico)	137.86	0.02	(11.03)	(126.85)	—	—
Brasicel and subsidiaries (Brazil)	—	268.69	—	243.65	—	512.34
Móviles México and subsidiaries (Mexico)	140.40	598.44	—	342.19	(43.87)	1,037.16
I.O.Box (Finland)	233.45	—	(154.47)	(3.25)	—	75.73
Other companies	31.31	5.59	(8.91)	0.30	—	28.29

9,381.23	1,113.19	(2,239.05)	107.43	(491.46)	7,871.34

Companies accounted for by the equity method:
Venworld (Venezuela)	134.21	—	—	—	—	134.21
Mercador (Brazil)	11.12	—	(6.50)	—	—	4.62
Portugal Telecom (Portugal)	274.12	—	—	(55.25)	—	218.87
Torneos y Competencias (Argentina)	45.10	—	(33.92)	—	—	11.18
Amper (Spain)	5.59	—	—	—	—	5.59
Dts Dª Tv Digital (Spain)	88.11	—	—	—	—	88.11
Antena 3 (Spain)	209.48	—	—	—	—	209.48
Pearson (United Kingdom)	479.70	—	(173.38)	(13.33)	—	292.99
Tick Tack Ticket (Spain)	4.15	—	(3.63)	—	—	0.52
Patagonik (Argentina)	7.31	—	—	—	—	7.31
Líderes Enterteiment Group (U.S.A.)	20.19	—	(18.18)	—	—	2.01
Atlanet (Italy)	—	—	(59.14)	65.40	—	6.26
Uno-e Bank (Spain)	130.25	—	—	—	—	130.25
One Travel (U.S.A.)	14.12	3.25	—	—	—	17.37
Meditel (Brazil)	—	5.10	—	—	—	5.10
Andalucia Digital Multimedia (Spain)	6.13	—	—	—	—	6.13
Other companies	203.82	—	(40.07)	(96.86)	(5.11)	61.78

Total	1,633.40	8.35	(334.82)	(100.04)	(5.11)	1,201.78

Total goodwill	11,014.63	1,121.54	(2,573.87)	7.39	(496.57)	9,073.12

	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
	Millions of Euros
Amortization of consolidation goodwill
Fully consolidated companies:
C.T.C. (Chile)	55.75	8.68	(3.29)	(7.82)	(4.62)	48.70
T. de Argentina and subsidiaries (Argentina)	35.35	29.56	—	0.47	(4.13)	61.25
T. Perú Holding (Peru)	2.11	2.50	—	—	—	4.61
Telefónica del Perú (Peru)	27.44	14.23	—	—	—	41.67
Telefónica Multimedia, S.A.C. (Peru)	3.56	1.00	—	—	(0.64)	3.92
Telefónica Móviles Chile, S.A. (Chile)	66.14	14.54	—	—	(7.58)	73.10
Telesp Participaçoes (Brazil)	9.46	5.43	—	—	—	14.89
Cti (U.S.A.)	0.78	0.78	—	—	—	1.56
Cointel (Argentina)	167.13	21.67	—	—	—	188.80
Goodman (Spain)	0.42	0.42	—	0.22	—	1.06
Telefonica Internacional (Spain)	58.44	14.02	—	—	—	72.46
Telefonica Móviles (Spain)	3.97	6.03	—	—	—	10.00
T. Data España (Spain)	107.25	2.98	—	—	—	110.23
Atlanet S.p.A. (Italy)	4.63	—	—	(4.63)	—	—
T. Data Brasil (Brazil)	5.43	8.30	—	—	0.09	13.82
Mediaways (Germany)	73.66	48.81	—	(1.76)	—	120.71
Telefónica Deutchland GmbH (Germany)	—	0.50	—	—	—	0.50

Fieldy Group (Netherlands)	1.44	0.57	—	—	—	2.01
Endemol (Netherlands)	58.43	42.00	—	—	—	100.43
Endemol Group (Netherlands)	16.80	20.51	—	(0.36)	—	36.95
Atco Group (Argentina)	87.29	7.11	—	223.06	—	317.46
Telefónica Media Argentina (Argentina)	26.32	1.43	—	(24.04)	—	3.71
Atento Perú (Peru)	0.97	0.34	—	(0.17)	(0.20)	0.94
Atento Brasil (Brazil)	14.47	7.42	—	(0.66)	(2.37)	18.86
Terra Brasil Holding (Brazil)	102.13	18.84	—	—	—	120.97
Ordenamiento de Links Especializados, S.L.	5.95	0.87	—	—	—	6.82
Terra Networks Mexico (Mexico)	116.40	20.37	—	0.77	—	137.54
Terra Chile Holding (Chile)	11.38	2.19	—	—	—	13.57
Terra Networks Argentina (Argentina)	9.39	0.34	—	—	—	9.73
Terra Networks Venezuela (Venezuela)	1.24	0.39	—	—	—	1.63
Ifigenia Plus (Spain)	2.74	0.99	—	—	—	3.73
Terra Networks Colombia (Colombia)	4.93	1.93	—	—	—	6.86
Lycos (U.S.A.)	123.88	120.59	—	—	—	244.47
Lycos companies (U.S.A.)	162.29	70.60	—	39.07	(19.05)	252.91
Bumeran (Spain)	3.63	0.69	—	—	—	4.32
Terra Networks, S.A. (Spain)	11.31	0.74	—	—	—	12.05
Emergia Holding, N.V. (Netherlands)	0.06	0.12	—	—	—	0.18
Tele Sudeste Celular (Brazil)	8.17	6.52	(7.22)	(7.47)	—	—
Tele Leste Celular (Brazil)	—	0.56	(0.43)	(0.13)	—	—
Crt Celular (Brazil)	22.32	20.28	(21.30)	(21.30)	—	—
T. Centroamerica Guatemala (Guatemala)	1.22	2.51	—	—	(0.16)	3.57
Telefónica El Salvador (El Salvador)	7.97	4.04	—	—	(1.45)	10.56
Corporativo Del Norte (Mexico)	5.76	8.67	(1.15)	(13.28)	—	—
Corporativo Integral Comunicación (Mexico)	3.44	5.17	(0.69)	(7.92)	—	—
Brasicel and subsidiaries (Brazil)	—	—	—	28.95	—	28.95
Móviles México and subsidiaries (Mexico)	61.29	19.55	—	21.37	(13.27)	88.94
I.O.Box (Finland)	57.06	18.67	—	—	—	75.73
Other companies	13.45	7.34	(0.02)	1.23	—	22.00

	1,563.25	590.80	(34.10)	225.60	(53.38)	2,292.17

	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
	Millions of Euros
Amortization of consolidation goodwill
Companies accounted for by the equity method:
Venworld (Venezuela)	97.04	4.13	—	—	—	101.17
Mercador (Brazil)	1.12	1.05	—	—	1.39	3.56
Portugal Telecom (Portugal)	44.79	8.10	—	—	—	52.89
Torneos y Competencias (Argentina)	8.93	2.26	—	(0.01)	—	11.18
Amper (Spain)	0.94	0.28	—	—	—	1.22
Dts Dª Tv Digital (Spain)	12.24	4.40	—	—	—	16.64
Antena 3 (Spain)	39.49	10.36	—	(0.01)	—	49.84
Pearson (United Kingdom)	60.06	21.65	—	0.01	—	81.72
Tick Tack Ticket (Spain)	0.10	0.41	—	0.01	—	0.52
Patagonik (Argentina)	0.74	0.36	—	—	—	1.10
Líderes Enterteiment Group (U.S.A.)	1.01	1.01	—	(0.01)	—	2.01
Atlanet (Italy)	—	1.63	—	4.63	—	6.26
Uno-e Bank (Spain)	4.34	13.03	—	—	—	17.37
One Travel (U.S.A.)	2.08	1.50	—	—	—	3.58
Meditel (Brazil)	—	—	—	—	—	—
Andalucia Digital Multimedia (Spain)	0.62	5.51	—	—	—	6.13

Other companies	48.94	1.01	(2.32)	14.11	—	61.74

	322.44	76.69	(2.32)	18.73	1.39	416.93

Total accumulated amortization	1,885.69	667.49	(36.42)	244.33	(51.99)	2,709.10

Unamortized consolidation goodwill	9,128.94	454.05	(2,537.45)	(236.94)	(444.58)	6,364.02

	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
	Millions of Euros
Consolidation goodwill
Fully consolidated companies:
C.T.C. (Chile) and subsidiaries	33.10	—	—	—	—	33.10
T. de Argentina and subsidiaries (Argentina)	38.50	1.55	(8.86)	—	(10.87)	20.32
T. Perú Holding (Peru)	2.77	46.27	—	—	—	49.04
Telefónica del Perú (Peru)	204.32	76.94	—	—	—	281.26
Telesp Participaçoes (Brazil)	96.05	8.22	—	(1.26)	—	103.01
Cei Citicorp Group (Argentina)	571.91	—	—	2.27	—	574.18
Cti (U.S.A.)	—	15.64	—	—	—	15.64
Instacom (Chile)	9.51	—	—	—	(0.42)	9.09
Startel (Chile)	340.69	—	—	—	(15.15)	325.54
Sonda (Chile)	50.11	—	—	0.16	(2.12)	48.15
Sonda companies (Chile)	10.49	—	—	3.07	1.71	15.27
Cointel (Argentina)	484.29	—	—	—	—	484.29
Telefonica Multimedia (Peru)	10.22	—	—	—	0.60	10.82
Vtr (Chile)	37.47	—	—	—	(1.66)	35.81
Goodman	—	7.96	—	—	—	7.96
Telefonica Internacional	281.66	—	—	—	—	281.66
Telefonica Móviles	—	113.21	—	—	—	113.21
T. Data España	154.96	—	—	—	—	154.96
Atlanet (Italy)	68.55	—	(3.16)	—	—	65.39
Telefónica Data México	15.70	—	—	—	—	15.70
T. Data Brasil	—	233.55	—	—	(12.87)	220.68
Mediaways	—	1,474.66	(249.00)	—	—	1,225.66
Uniprex	84.64	—	—	(84.64)	—	—
Fieldy Group	—	36.18	—	—	(0.34)	35.84
Endemol	802.27	23.93	—	—	—	826.20
Endemol Group	71.45	244.68	(6.11)	—	1.21	311.23
Atco Group (Argentina)	450.54	17.26	—	—	(129.37)	338.43
Telefónica Media Argentina	18.81	—	—	—	—	18.81
Atento Perú	6.96	—	—	—	0.62	7.58
Atento Brasil	149.30	—	—	—	8.14	157.44
Terra Brasil Holding	219.47	—	—	—	—	219.47
Olé	12.25	—	—	—	—	12.25
Terra Networks Mexico	214.42	—	—	51.84	—	266.26
Infosel (Mexico)	49.98	—	—	(49.98)	—	—
Terra Chile Holding (Chile)	25.05	—	—	—	—	25.05
Terra Networks Argentina	12.06	—	—	—	—	12.06
Terra Networks Usa	9.63	—	—	—	—	9.63
Ifigenia Plus	11.17	—	—	—	—	11.17
Terra Networks Colombia	21.53	—	—	—	—	21.53
Lycos	964.01	11.05	(150.16)	840.64	(54.12)	1,611.42
Lycos companies	881.99	—	—	(881.99)	—	—
Bumeran	5.78	2.35	—	—	—	8.13
Terra Brasil Holding subsidiaries (Brazil)	18.08	—	(4.48)	—	1.84	15.44
Terra Networks	10.03	7.75	—	—	—	17.78
Telesudeste Celular	117.05	—	(0.02)	57.37	—	174.40
Crt Celular	285.96	—	—	67.12	—	353.08
T. Centroamerica Guatemala	9.91	—	—	(0.01)	0.12	10.02
Subsidiaries of T.E.S. Holding	61.35	—	—	—	3.37	64.72
Móviles Mexico	—	10.30	—	135.14	(5.04)	140.40
Corporativo Del Norte	—	230.51	—	—	—	230.51
Celular de Telefonia	—	137.86	—	—	—	137.86
I.O.Box	233.45	—	—	—	—	233.45
Other companies	66.62	8.92	(1.39)	3.95	0.07	78.17

7,224.06	2,708.79	(423.18)	143.68	(214.28)	9,439.07

	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
	Millions of Euros
Consolidation goodwill
Companies accounted for by the equity method:
Venworld (Venezuela)	134.21	—	—	—	—	134.21
Cablevisión (Argentina)	265.38	—	(265.38)	—	—	—
Mercador (Brazil)	—	—	—	11.12	—	11.12
Portugal Telecom	198.12	76.00	—	—	—	274.12
Torneos y Competencias	45.10	—	—	—	—	45.10
Azul Televisión (Acisa Group)	17.36	—	—	—	(5.73)	11.63
Dts Dª Tv Digital	88.11	—	—	—	—	88.11
Antena 3	208.19	1.29	—	—	—	209.48
Pearson	524.00	—	(44.30)	—	—	479.70
Media Park	38.16	1.89	—	—	—	40.05
Patagonik (Argentina)	7.31	—	—	—	—	7.31
Lideres Usa (Rodven)	—	—	—	20.19	—	20.19
Uno-e Bank	—	130.25	—	—	—	130.25
One Travel	14.12	—	—	—	—	14.12
Andalucia Digital Multimedia	6.13	—	—	—	—	6.13
Other companies	26.27	100.50	(3.25)	40.38	(1.99)	161.91

	1,572.46	309.93	(312.93)	71.69	(7.72)	1,633.43

Total goodwill	8,796.52	3,018.72	(736.11)	215.37	(222,00)	11,072.50

	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
	Millions of Euros
Amortization of consolidation goodwill
Fully consolidated companies:
C.T.C. (Chile) and subsidiaries	27.57	0.67	—	—	—	28.24
T. De Argentina and subsidiaries (Argentina)	9.02	3.56	(2.29)	0.53	(4.18)	6.64
T. Perú Holding (Peru)	1.20	0.91	—	—	—	2.11
Telefónica del Perú (Peru)	9.69	17.75	—	—	—	27.44
Telesp Participaçoes (Brazil)	7.31	2.15	—	—	—	9.46
Cei Citicorp Group (Argentina)	—	28.71	—	—	—	28.71
Cti (U.S.A.)	—	0.78	—	—	—	0.78
Instacom (Chile)	6.15	3.20	—	—	(0.26)	9.09
Startel (Chile)	52.22	16.23	—	—	(2.31)	66.14
Sonda (Chile)	4.87	3.26	—	0.20	(0.20)	8.13
Sonda companies (Chile)	2.64	1.14	—	(0.09)	(0.14)	3.55
Cointel (Argentina)	145.46	21.67	—	—	—	167.13
Telefonica Multimedia (Peru)	2.45	0.97	—	—	0.14	3.56
Vtr (Chile)	4.21	1.78	—	—	(0.18)	5.81
Goodman	—	0.42	—	—	—	0.42
Telefonica Internacional	44.42	14.02	—	—	—	58.44
Telefonica Móviles	—	3.97	—	—	—	3.97
T. Data España	104.26	2.98	—	0.01	—	107.25
Atlanet (Italy)	1.20	3.43	—	—	—	4.63
Telefónica Data México	0.47	15.23	—	(0.01)	—	15.69
T. Data Brasil	—	5.45	—	(0.02)	—	5.43

Mediaways	—	73.65	—	0.01	—	73.66
Uniprex	6.27	4.23	(10.50)	—	—	—
Fieldy Group	—	1.44	—	—	—	1.44
Endemol	16.71	41.72	—	—	—	58.43
Endemol Group	1.23	15.57	—	—	—	16.80
Atco Group (Argentina)	87.29	—	—	—	—	87.29
Telefónica Media Argentina	0.86	25.46	—	—	—	26.32
Atento Perú	0.55	0.37	—	—	0.05	0.97
Atento Brasil	6.26	7.84	—	—	0.37	14.47
Terra Brasil Holding	65.77	30.18	—	—	—	95.95
Olé	4.29	1.66	—	—	—	5.95
Terra Networks Mexico	46.69	58.33	—	11.38	—	116.40
Infosel (Mexico)	11.66	—	—	(11.66)	—	—
Terra Chile Holding (Chile)	7.20	4.18	—	—	—	11.38
Terra Networks Argentina	2.93	6.47	—	(0.01)	—	9.39
Terra Networks Usa	0.80	8.83	—	—	—	9.63
Ifigenia Plus	1.12	1.62	—	—	—	2.74
Terra Networks Colombia	1.80	3.13	—	—	—	4.93
Lycos	32.14	254.03	—	—	—	286.17
Lycos companies	41.34	—	—	(41.34)	—	—
Bumeran	—	3.64	—	(0.01)	—	3.63
Terra Brasil Holding subsidiaries (Brazil)	3.60	3.01	—	(0.01)	(0.42)	6.18
Terra Networks	10.03	1.28	—	—	—	11.31
Telesudeste Celular	1.59	6.33	—	0.25	—	8.17
Crt Celular	4.22	18.10	—	—	—	22.32
T. Centroamerica Guatemala	0.60	0.60	—	—	0.02	1.22
Subsidiaries of T.E.S. Holding	3.01	4.39	—	—	0.57	7.97
Móviles Mexico	—	4.38	—	59.23	(2.32)	61.29
Corporativo del Norte	—	5.76	—	—	—	5.76
Celular de Telefonia	—	3.44	—	—	—	3.44
I.O.Box	23.34	33.72	—	—	—	57.06
Other companies	45.47	3.11	—	(0.41)	0.02	48.19

	849.91	774.75	(12.79)	18.05	(8.84)	1,621.08

Amortization of consolidation goodwill
Companies accounted for by the equity method:
Venworld (Venezuela)	92.91	4.13	—	—	—	97.04
Cablevisión (Argentina)	12.33	—	(12.33)	—	—	—
Mercador (Brazil)	—	1.11	—	—	0.01	1.12
Portugal Telecom	31.17	13.62	—	—	—	44.79
Torneos y Competencias	6.67	2.36	—	—	—	9.03
Azul Televisión (Acisa Group)	1.24	0.94	—	—	—	2.18
Dts Dª Tv Digital	7.83	4.41	—	—	—	12.24
Antena 3	29.16	10.33	—	—	—	39.49
Pearson	39.40	20.66	—	—	—	60.06
Media Park	0.96	2.05	—	—	—	3.01
Patagonik (Argentina)	0.37	0.37	—	—	—	0.74
Lideres Usa (Rodven)	—	1.01	—	—	—	1.01
Uno-e Bank	—	4.34	—	—	—	4.34
One Travel	—	2.08	—	—	—	2.08
Andalucia Digital Multimedia	0.31	0.31	—	—	—	0.62
Other companies	9.46	2.72	(0.06)	35.43	(2.82)	44.73

	231.81	70.44	(12.39)	35.43	(2.81)	322.48

Total accumulated amortization	1,081.72	845.19	(25.18)	53.48	(11.65)	1,943.56

Unamortized consolidation goodwill	7,714.80	2,173.53	(710.93)	161.89	(210.35)	9,128.94

EXHIBIT IV

MINORITY INTERESTS

This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies.

As of December 31, 2002, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Company	% of Ownership	Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/02
	Millions of Euros
Terra Networks, S.A.	61.42%	3,399.38	(211.32)	(1,233.85)	—	1,954.21
C.T.C., S.A.	56.36%	726.03	69.11	3.05	—	798.19
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	30.00%	8.22	—	2.02	—	10.24
Impresora y Comercial Publiguias, S.A.	49.00%	15.78	(4.49)	5.00	—	16.29
Telefónica Argentina S.A.	1.97%	14.99	1.87	(18.71)	—	(1.85)
Telefónica del Perú, S.A.	1.98%	36.54	(18.29)	0.24	—	18.49
Telefónica Larga Distancia, Inc.	2.00%	1.92	0.01	(0.10)	—	1.83
Telefónica Publicidad e Información, S.A.	40.10%	42.03	(1.95)	30.17	—	70.25
Telesp Participaçoes, S.A.	12.58%	446.74	(12.75)	47.13	—	481.12
Telefónica Móviles, S.A.	7.57%	606.66	(85.79)	(281.94)	—	238.93
Group 3G UMTS Holding, GmbH (Note 1)	42.80%	3,941.68	—	(4,324.12)	—	(382.44)
Telefónica Móviles Argentina, S.A.	2.07%	3.13	(7.92)	(6.93)	—	(11.72)
Telefónica Finance USA	99.99%	2,000.00	—	—	—	2,000.00
Brasilcel (Participaciones)	50.00%	216.00	—	—	36.05	252.05
Telefónica Móviles México, S.A.	8.00%	149.94	(3.05)	(13.64)	—	133.25
Emergia Holding N.V.	0.00%	—	—	(11.70)	11.70	—
Other companies		36.13	(9.76)	7.77	(0.05)	34.09
						0
						0
						0
						0.00
						0.00
						0.00

Total		11,645.17	(284.33)	(5,795.61)	47.70	5,612.93

As of December 31, 2001, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Company	% of Ownership	Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/01
	Millions of Euros
C.R.T. Celular Participaçoes, S.A.	59.58%	147.56	(17.89)	25.83	—	155.50
C.T.C., S.A.	56.36%	567.38	523.48	3.13	—	1,093.99
Terra Networks España, S.A.	62.37%	3,937.29	(76.08)	(353.42)	(67.13)	3,440.66
Fonditel, S.A.	19.00%	7.48	—	1.46	—	8.94
Lola Films, S.A.	30.01%	5.14	—	(3.56)	—	1.58
Publiguías, S.A.	49.00%	9.52	(0.39)	5.64	—	14.77
Telefónica de Argentina, S.A.	1.96%	88.02	(64.78)	0.74	—	23.98
Telefónica del Perú, S.A.	2.93%	27.15	(4.02)	(1.66)	—	21.47
TES Holding, S.A. de C.V.	49.00%	53.55	3.02	(18.27)	—	38.30
Telefónica Larga Distancia, Inc.	2.00%	2.50	(1.11)	0.09	—	1.48
Telefónica Publicidad e Información, S.A.	40.10%	31.27	(0.91)	25.75	—	56.11
Telesp Participaçoes	13.28%	310.51	438.76	125.06	—	874.33
Tele Sudeste Celular Participaçoes, S.A.	16.84%	96.64	(11.77)	17.97	—	102.84
Telefónica Móviles	7.30%	542.50	(27.16)	64.39	(58.54)	521.19
Group 3G UMTS Holding, GmbH	42.80%	912.10	—	(21.78)	—	890.32
IPSE 2000	—	4.20	(0.01)	(4.19)	—	—
Atlanet	66.00%	191.42	—	(54.55)	—	136.87
Endemol	0.65%	12.80	—	3.06	—	15.86
Telefónica Móviles Argentina, S.A.	2.07%	9.36	0.48	(14.41)	—	(4.57)
T.C.G. Holding, S.A.	49.00%	26.85	(2.28)	(26.70)	—	(2.13)
Movitel del Noroeste, S.A. de C.V.	10.00%	7.10	(0.29)	(0.71)	—	6.10
Emergia Holding N.V.	6.01%	23.61	(0.33)	(11.26)	—	12.02
Other companies		60.65	(3.09)	(33.62)	—	23.94

Total		7,074.60	755.63	(271.01)	(125.67)	7,433.55

Variations in minority interests

The variations in minority interests in 2002, were as follows:

Company	Balance at 12/31/01	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions and Capital Reductions	Dividends Paid	Balance at 12/31/02
Celular C.R.T Participacoes, S.A.	155.50	—	32.06	(81.81)	(105.75)	—	—	—
C.T.C., S.A.	1,093.99	—	3.05	(229.30)	(67.74)	—	(1.81)	798.19
Terra Networks, S.A.	3,440.66	—	(1,233.85)	(136.40)	(29.50)	(86.70)	—	1,954.21
Fonditel	8.94	—	2.02	—	(0.72)	—	—	10.24
Lola Films, S.A.	1.58	5.40	(2.61)	—	(1.13)	—	—	3.24
Impresora y Comercial Publiguias, S.A.	14.77	—	5.00	(3.82)	0.34	—	—	16.29
Telefónica de Argentina, S.A.	23.98	—	(18.71)	(7.66)	0.54	—	—	(1.85)
Telefónica del Perú, S.A.	21.47	—	0.24	(2.89)	(0.33)	—	—	18.49
Telefonica del Salvador, S.A.	38.30	—	(4.38)	(2.45)	(27.23)	—	—	4.24
Telefónica Larga Distancia Inc.	1.48	—	(0.10)	0.45	(0.00)	—	—	1.83
Telefónica Publicidad e Información, S.A.	56.11	—	30.17	(1.04)	(0.22)	—	(14.77)	70.25
Telesp Participaçoes, S.A.	874.33	—	47.13	(348.84)	(0.01)	—	(91.49)	481.12
Tele Sudeste Celular participacoes, S.A.	102.84	—	5.65	(47.78)	(59.93)	—	—	0.78
Telefónica Móviles, S.A.	521.19	18.50	(281.94)	(56.72)	37.90	—	—	238.93
Group 3G UMTS Holding, GmbH (Note 1)	890.32	3,051.36	(4,324.12)	—	—	—	—	(382.44)
Tele Leste Celular Participacoes, S.A.	—	—	(1.65)	(49.10)	50.75	—	—	—
Atlanet, S.p.a.	136.87	—	(33.48)	—	(99.79)	—	—	3.60
Endemol Entertainment Holding, N.V.	15.86	0.33	4.07	(0.38)	(0.04)	(17.31)	(0.56)	1.97
Telefónica Móviles Argentina, S.A.	(4.57)	—	(6.93)	(0.22)	—	—	—	(11.72)
Telefónica Centroamerica Guatemala, S.A.	(2.13)	—	(3.46)	1.00	4.71	—	—	0.12
Movitel del Noroeste, S.A.	6.10	—	(0.25)	(0.81)	(5.34)	—	—	(0.30)
Emergia Holding N.V.	12.02	—	(11.70)	(0.36)	0.04	—	—	—
Telefónica Finance USA	—	2,000.00	—	—	—	—	—	2,000.00
Telefónica Móviles México, S.A.	—	166.13	(13.64)	(19.24)	—	—	—	133.25
Brasilcel (Participaciones)	—	82.92	—	—	169.13	—	—	252.05
Other companies	23.94	1.01	11.82	(3.14)	(8.38)	(4.32)	(0.49)	20.44

Total	7,433.55	5,325.65	(5,795.61)	(990.51)	(142.70)	(108.33)	(109.12)	5,612.93

The variations in minority interests in 2001 were as follows:

Company	Balance at 12/31/00	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions	Dividends Paid	Balance at 12/31/01
Celular C.R.T. Participacoes, S.A.	164.32	—	25.83	(17.89)	(9.71)	—	(7.05)	155.50
C.T.C. Chile, S.A.	1,113.59	—	3.13	(14.49)	(1.99)	—	(6.25)	1,093.99
Terra Networks, S.A.	3,843.10	—	(353.42)	(3.32)	(45.70)	—	—	3,440.66
Fonditel	7.90	—	1.46	—	—	—	(0.42)	8.94
Lola Films, S.A.	5.21	—	(3.56)	—	(0.07)	—	—	1.58
Impresora y Comercial Publiguías, S.A.	9.75	—	5.64	(0.67)	0.05	—	—	14.77
Telefónica de Argentina, S.A.	10.89	—	0.74	(77.74)	96.93	—	(6.84)	23.98
Telefónica del Perú Holding	164.89	—	—	6.64	(1.93)	(169.60)	—	—
Telefónica del Perú, S.A.	41.08	—	(1.66)	(48.44)	35.53	—	(5.04)	21.47

Telefónica del Salvador, S.A.	52.20	—	(18.27)	3.02	1.35	—	—	38.30
Telefónica Larga Distancia, Inc.	1.32	—	0.09	0.08	(0.01)	—	—	1.48
Telefónica Publicidad e Información, S.A.	46.91	—	25.75	(0.52)	1.11	—	(17.14)	56.11
Telesp Participaçoes, S.A.	913.69	—	125.06	(23.75)	(66.22)	—	(74.45)	874.33
Tele Sudeste Celular Participaçoes, S.A.	107.87	—	17.97	(11.77)	(6.94)	—	(4.29)	102.84
Telefónica Móviles, S.A.	397.59	107.96	64.39	(21.05)	(27.70)	—	—	521.19
CEI	203.68	—	—	—	—	(203.68)	—	—
Group 3G UMTS Holding, GmbH	905.73	—	(21.78)	—	6.37	—	—	890.32
IPSE 2000	1,169.99	—	(4.19)	(0.01)	(1,165.79)	—	—	—
Atlanet, S.p.a.	117.37	74.06	(54.55)	—	(0.01)	—	—	136.87
Endemol Entertaiment Holding, N.V.	13.63	—	3.06	(0.25)	(0.19)	—	(0.39)	15.86
Telefónica Móviles Argentina, S.A.	—	12.00	(14.41)	(2.03)	(0.13)	—	—	(4.57)
Telefónica Centroamerica Guatemala, S.A.	(1.28)	—	(26.70)	(2.28)	28.13	—	—	(2.13)
Movitel del Noroeste, S.A.	—	7.10	(0.71)	(0.29)	—	—	—	6.10
Emergia Holding N.V.	23.94	—	(11.26)	(0.66)	—	—	—	12.02
Other companies	16.43	14.43	(33.62)	(0.07)	26.72	0.05	—	23.94

Total	9,329.80	215.55	(271.01)	(215.49)	(1,130.20)	(373.23)	(121.87)	7,433.55

EXHIBIT V

Debentures and bonds

The detail of the debentures and bonds outstanding as of December 31, 2002, and of the main features thereof is as follows (in millions of euros):

			Maturing in
Telefónica and instrumentality companies	Currency	Interest Rate	2003	2004	2005	2006	2007	Subsequent Years	Total
		%
Debentures and bonds:
FEBRUARY 1990 SERIES B	Euros	12.60	—	—	8.22	—	—	—	8.22
FEBRUARY 1990 SERIES C	Euros	12.60	—	—	—	—	—	3.76	3.76
FEBRUARY 1990 SERIES E	Euros	12.85	—	—	59.19	—	—	—	59.19
FEBRUARY 1990 SERIES F	Euros	12.58	—	—	—	—	—	6.43	6.43
DECEMBER 1990	Euros	13.58	—	—	554.55	—	—	—	554.55
OCTOBER 2004 C	Euros	8.25	—	69.24	—	—	—	—	69.24
APRIL 1999	Euros	4.50	—		—	—	—	500.00	500.00
JUNE 1999	Euros	4.45	—	—	—	—	—	300.00	300.00
JULY 1999 zero-coupon	Euros	6.37	—	—	—	—	—	37.11	37.11
MARCH 2000	Euros	3.51	—	—	—	—	—	50.00	50.00
APRIL 2000	Euros	5.63	—	—	—	—	500.00	—	500.00

Debentures subtotal:			—	69.24	621.96	—	500.00	897.30	2,088.50

EMTN ISSUE	Euros	Libor+0.07	—	74.82	—	—	—	—	74.82
EMTN ISSUE	USD	6.37	476.78	—	—	—	—	—	476.78
MARCH 1998	Euros	4.84	—	—	—	—	—	420.71	420.71
EMTN ISSUE	JPY	1.23	—	49.84	—	—	—	—	49.84
GLOBAL BOND	USD	7.35	—	—	1,191.96	—	—	—	1,191.96
GLOBAL BOND	USD	7.75	—	—	—	—	—	2,383.89	2,383.89
GLOBAL BOND	USD	8.25	—	—	—	—	—	1,191.96	1,191.96
GLOBAL BOND	Euros	6.13	—	—	1,000.00	—	—	—	1,000.00
EMTN ISSUE	JPY	Libor+0.22	241.18	—	—	—	—	—	241.18
EMTN ISSUE	Euros	4.90	—	39.50	—	—	—	—	39.50
EMTN ISSUE	Euros	Eonia+0.26	150.00	—	—	—	—	—	150.00
EMTN ISSUE	Euros	Euribor+0.70	—	1,000.00	—	—	—	—	1,000.00
EMTN ISSUE	Euros	5.12	—	—	—	1,000.00	—	—	1,000.00
EMTN ISSUE	Euros	4.08	100.00	—	—	—	—	—	100.00
EMTN ISSUE	Euros	0.15	—	—	50.00	—	—	—	50.00
EMTN ISSUE	Euros	Eonia+0.30	—	80.00	—	—	—	—	80.00

Bonds subtotal			967.96	1,244.16	2,241.96	1,000.00	—	3,996.56	9,450.64

Total issues:			967.96	1,313.40	2,863.92	1,000.00	500.00	4,893.86	11,539.14

Foreign operators			Maturing in
Debentures and bonds	Currency	Interest Rate	2002	2003	2004	2005	2006	Subsequent Years	Total
		%
Yankee Bonds	USD	7.63	—	—	—	191.15	—	—	191.15
Yankee Bonds	USD	8.38	—	—	—	191.15	—	—	191.15
Eurobonds	Euros	5.38	—	157.94	—	—	—	—	157.94
Series E	UF	6.00	3.49	—	—	—	—	—	3.49
Series F	UF	6.00	1.59	1.59	1.59	1.59	1.59	13.52	21.47
Series I	UF	5.50	2.78	2.78	2.78	2.78	2.78	20.88	34.78
Series K 1998	UF	6.75	—	0.17	0.84	1.52	2.19	84.37	89.09

CTC CHILE:			7.86	162.48	5.21	388.19	6.56	118.77	689.07

Bonds 1st Program T. Perú(1)	N.Sol	VAC+6.94	—	—	—	28.93	—	—	28.93
Bonds 1st Program T. Perú(2)	N.Sol	VAC+7.00	—	—	—	—	—	12.59	12.59
Bonds 1st Program T. Perú(4)	USD	8.13	34.00	—	—	—	—	—	34.00
Bonds 1st Program T. Perú(6)	N.Sol	12.69	13.56	—	—	—	—	—	13.56
Bonds 1st Program T. Perú(7)	N.Sol	12.63	17.90	—	—	—	—	—	17.90
Bonds 2nd Program T. Perú(2)	N.Sol	7.50	14.92	—	—	—	—	—	14.92
Bonds 2nd Program T. Perú(3)	N.Sol	VAC+6.19	—	—	—	27.44	—	—	27.44
Bonds 2nd Program T. Perú(4)	N.Sol	6.38	—	4.55	—	—	—	—	4.55
Bonds 2nd Program T. Perú(5)	N.Sol	VAC+6.25	—	—	—	—	3.33	—	3.33
Bonds 2nd Program T. Perú(6)	N.Sol	7.75	—	2.57	—	—	—	—	2.57
Bonds 2nd Program T. Perú(7)	USD	4.38	—	—	33.37	—	—	—	33.37
Bonds 2nd Program T. Perú(7-Series B)	USD	4.00	—	—	9.54	—	—	—	9.54

Telefónica del Perú:			80.38	7.12	42.91	56.37	3.33	12.59	202.70

Marketable debentures	USD	11.88	—	286.07	—	—	—	—	286.07
Marketable debentures	USD	9.13	—	—	—	—	—	351.39	351.39
Marketable debentures	USD	9.88	—	—	—	68.06	—	—	68.06

TASA			—	286.07	—	68.06		351.39	705.52

Marketable debentures	USD	9.75	—	—	—	—	7.20	—	7.20

CEI			—	—	—	—	7.20	—	7.20

Series A 1997	USD	8.85	—	214.55	—	—	—	—	214.55
Series B 1997	USD	10.38	—	49.52	—	—	—	—	49.52

Cointel			—	264.07	—	—	—	—	264.07

Total issues:			88.24	719.74	48.12	512.62	17.09	482.75	1,868.56

Total Group issues:			1,056.20	2,033.14	2,912.04	1,512.62	517.09	5,376.61	13,407.70

The detail of the maturities and redemption values of the zero-coupon bonds and debentures as of December 31, 2002, is as follows (in millions of euros):

Zero-coupon Debentures and Bonds (Issue value + Accrued Interest at 12/31/02)	Redemption Date	Redemption Rate	Book Value	Redemption Value
DEBENTURES
FEBRUARY-90 SERIES E	02/26/05	613.338%	59.19	76.79
FEBRUARY-90 SERIES F	02/26/10	1,069.470%	6.43	15.04
DECEMBER-90	12/28/05	675.000%	554.55	811.37
JULY-99	07/21/29	637.638%	37.11	191.29

Total issues			657.28	1,094.49

EXHIBIT VI

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2002, is as follows:

Type of Risk	Equivalent Euro Value	Group Receives Value		Group Pays
		Value	Currency	Value	Currency
	Millions
Euro interest rate swaps	5,025.36
—from fixed to floating	1,348.92	1,348.92	EUR	1,348.92	EUR
—from floating to fixed	2,713.11	2,713.11	EUR	2,713.11	EUR
—from floating to floating	963.33	962.95	EUR	963.33	EUR
Cross-currency swaps	8,493.29
—from fixed to floating	2,472.85
USD/USD	2,462.10	2,582.00	USD	2,582.00	USD
BRL/BRL	10.75	39.85	BRL	39.85	BRL
-from floating to fixed	5,520.53
USD/USD	5,363.15	5,624.33	USD	5,624.33	USD
GBP/GBP	122.98	80.00	GBP	80.00	GBP
MXN/MXN	34.40	372.00	MXN	372.00	MXN
—from floating to floating	499.91
USD/USD	476.78	500.00	USD	500.00	USD
BRL/BRL	23.13	85.70	BRL	85.70	BRL
Exchange rate swaps	16,096.81
—from fixed to fixed	687.23
EUR/USD	193.28	194.39	EUR	202.69	USD
JPY/USD	80.64	8,816.00	JPY	84.57	USD
USD/EUR	70.61	65.00	USD	70.61	EUR
USD/JPY	132.29	136.00	USD	16,456.00	JPY
USD/BRL	116.97	180.00	USD	433.43	BRL
BRL/USD	93.44	363.28	BRL	98.00	USD
—from fixed to floating	1,794.67
EUR/USD	101.08	100.00	EUR	106.00	USD
JPY/EUR	113.90	12,400.00	JPY	113.90	EUR
JPY/USD	129.68	16,456.00	JPY	136.00	USD
JPY/BRL	77.99	14,275.02	JPY	289.00	BRL
USD/EUR	119.58	109.00	USD	119.58	EUR
USD/BRL	1,252.42	1,720.72	USD	4,640.69	BRL
—from floating to fixed	1,791.40
EUR/JPY	49.84	56.95	EUR	6,200.00	JPY
EUR/BRL	77.77	96.99	EUR	288.17	BRL
EUR/MAD	32.70	33.76	EUR	349.09	MAD
USD/EUR	1,357.18	1,247.73	USD	1,357.18	EUR
USD/BRL	39.84	57.00	USD	147.62	BRL
USD/PEN	81.14	85.00	USD	299.09	PEN
USD/MXN	41.64	45.00	USD	450.33	MXN
BRL/USD	111.29	427.17	BRL	116.70	USD
—from floating to floating	11,823.51
EUR/USD	5,955.34	6,025.88	EUR	6,245.36	USD
EUR/GBP	384.32	387.08	EUR	250.00	GBP
JPY/EUR	282.00	30,000.00	JPY	282.00	EUR
USD/EUR	4,865.52	4,560.34	USD	4,865.52	EUR
USD/MXN	336.33	362.50	USD	3,637.33	MXN
Forwards	1,591.84
USD/EUR	38.67	37.61	USD	38.67	EUR
EUR/USD	61.95	65.37	EUR	64.97	USD
USD/CLP	39.46	41.26	USD	29,737.41	CLP
USD/UFC	1,005.61	1,119.40	USD	45.26	UFC
USD/PEN	446.14	451.83	USD	1,644.57	PEN

Subtotal	31,207.30

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	4,912.72
—Caps & Floors	3,705.14
US DOLLAR	1,695.40	1,777.96	USD
EURO CURRENCY	2,009.74	2,009.74	EUR
—Swaptions	1,128.25
US DOLLAR	1,048.92	1,100.00	USD
EURO CURRENCY	79.33	79.33	EUR
—Interest rate options	79.33	79.33	EUR
Exchange rate options	411.96
EUR/BRL	15.73	16.50	USD
USD/MXN	286.07	300.00	USD
BRL/USD	32.39	120.00	BRL
BRL/EUR	77.77	288.17	BRL
Equity swaps	377.05

Subtotal	5,701.73

Total	36,909.02

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2001, is as follows:

Type of Risk	Equivalent Euro Value	Group Receives		Group Pays
		Value	Currency	Value	Currency
	Millions
Euro interest rate swaps	4,375.76
—from fixed to floating	1,071.32	1,071.32	EUR	1,071.32	EUR
—from floating to fixed	2,239.22	2,239.22	EUR	2,239.22	EUR
—from floating to floating	1,065.22	1,064.73	EUR	1,065.22	EUR
Cross-currency swap	7,374.11
—from fixed to floating	3,579.12
BRL/BRL	236.47	497.31	BRL	497.31	BRL
USD/USD	3,342.65	2,990.00	USD	2,990.00	USD
—from floating to fixed	3,236.08	2,895.00	USD	2,895.00	USD
—from floating to floating	558.91	500.00	USD	500.00	USD
Cross-currency swap	15,913.72
—from fixed to fixed	2,293.01
EUR/USD	124.29	95.69	EUR	111.18	USD
EUR/GBP	128.77	121.49	EUR	80.00	GBP
EUR/MAD	3.34	33.76	EUR	349.09	MAD
JPY/USD	262.21	25,698.50	JPY	234.57	USD
USD/EUR	1,467.85	1,356.52	USD	1,467.85	EUR
USD/JPY	306.55	286.00	USD	33,338.50	JPY
—from fixed to floating	3,261.32
EUR/USD	118.49	100.00	EUR	106.00	USD
USD/EUR	173.12	157.16	USD	173.12	EUR
JPY/EUR	725.53	78,200.00	JPY	725.53	EUR
JPY/BRL	152.03	15,293.75	JPY	319.73	BRL
JPY/USD	152.02	16,456.00	JPY	136.00	USD
USD/BRL	1,940.13	1,717.88	USD	4,080.28	BRL
—from floating to fixed	207.29	466.34	BRL	185.45	USD

—from floating to floating	10,152.10
EUR/USD	6,294.28	5,096.01	EUR	5,630.86	USD
EUR/GBP	273.64	265.59	EUR	170.00	GBP
JPY/EUR	282.00	30,000.00	JPY	282.00	EUR
USD/EUR	3,302.18	3,013.23	USD	3,302.18	EUR
Forwards	3,055.61
USD/ARS	401.74	342.50	USD	359.40	ARS
USD/PEN	561.64	463.83	USD	1,731.42	PEN
USD/CLD	61.57	50.00	USD	36,072.00	CLP
USD/EUR	680.02	637.01	USD	680.02	EUR
USD/UFC	1,350.64	1,262.80	USD	48.65	UFC

Subtotal	30,719.20

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	6,694.38
—Caps & Floors	3,949.21
US DOLLAR	3,392.58	3,035.00	USD
EURO CURRENCY	556.63	556.63	EUR
—Swaptions	2,665.84
US DOLLAR	2,403.31	2,150.00	USD
EURO CURRENCY	262.53	262.53	EUR
—Interest rate options	79.33	79.33	EUR
Exchange rate options	1,568.06
EUR/BRL	21.00	21.00	EUR
USD/ARS	723.79	647.50	USD
USD/BRL	725.46	649.00	USD
USD/CLP	89.43	80.00	USD
USD/MXN	8.38	7.50	USD
Equity swaps	448.85	448.85	EUR

Subtotal	8,711.29

Total	39,430.49

The detail, by maturity, of the hedging transactions arranged as of December 31, 2002, is as follows:

Underlying Instrument Hedged	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
	Millions of Euros
With Underlying Instrument
Promissory notes
Loans	23,409.96	5,850.00	12,229.59	2,583.20	2,747.17
In national currency	12,163.29	1,656.69	6,248.78	2.181,57	2,076.25
In foreign currencies	11,246.67	4,193.31	5,980.81	401.63	670.92
MTN debentures and bonds	9,574.61	5,305.94	2,931.18	138.27	1,199.22
In national currency	509.74	—	149.64	—	360.10
In foreign currencies	9,064.87	5,305.94	2,781.54	138.27	839.12

Liability	3,547.40	1,160.59	715.17	—	1,671.64

Swaps	491.17	81.14	238.39	—	171.64
Exchange rate options	125.89	125.89	—	—	—
Interest rate options	2,930.34	953.56	476.78	—	1,500.00
Forward transactions	—	—	—	—	—
Shares	377.05	377.05	—	—	—

Total	36,909.02	12,693.58	15,875.94	2,721.47	5,618.03

The detail, by maturity, of the hedging transactions arranged as of December 31, 2001, is as follows:

Underlying Instrument Hedged	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
	Millions of Euros
With Underlying Instrument
Promissory notes	—	—	—	—	—
Loans	14,041.63	4,438.78	6,459.06	756.90	2,386.89
In national currency	5,044.04	206.18	1,883.40	662.10	2,292.36
In foreign currencies	8,997.59	4,232.60	4,575.66	94.80	94.53
MTN debentures and bonds	18,577.08	5,168.36	7,634.22	2,209.40	3,565.10
In national currency	5,016.50	958.42	2,248.95	864.61	944.52
In foreign currencies	13,560.58	4,209.94	5,385.27	1,344.79	2,620.58

Liability	6,362.93	4,648.00	1,338.32	16.51	360.10
Swaps	1,108.73	482.64	609.58	16.51	—
Exchange rate options	1,568.06	1,568.06	—	—	—
Interest rate options	1,210.55	121.71	728.74	—	360.10
Forward transactions	2,475.59	2,475.59	—	—	—
Shares	448.85	448.85

Total	39,430.49	14,703.99	15,431.60	2,982.81	6,312.09

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFÓNICA, S.A.

By:	/S/ CÉSAR ALIERTA IZUEL
Name: César Alierta Izuel Title: Chief Executive Officer

TELEFÓNICA, S.A.

By:	/S/ SANTIAGO FERNÁNDEZ VALBUENA
Name: Santiago Fernández Valbuena Title: Chief Financial Officer

Date: June 30, 2003

CERTIFICATION

I, César Alierta Izuel, certify that:

1.	I have reviewed this annual report on Form 20-F of Telefónica, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls;

and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/S/ CÉSAR ALIERTA IZUEL
Name: César Alierta Izuel Title: Chief Executive Officer

CERTIFICATION

I, Santiago Fernández Valbuena, certify that:

1.	I have reviewed this annual report on Form 20-F of Telefónica, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/S/ SANTIAGO FERNÁNDEZ VALBUENA
Name: Santiago Fernández Valbuena Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Amended and Restated Articles of Association (English translation)

4.1	Strategic Alliance Framework Agreement dated as of February 12, 2003 between Telefónica, S.A. and Terra Networks S.A.†

4.2	Global option plan (TIES)*

4.3	Shareholders Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†

8.1	Subsidiaries of Telefónica, S.A. (see Note 1 to the Consolidated Financial Statements and Exhibit 1 thereto)

10.1	Certification pursuant to 18 U.S.C. Section 1350

*	Incorporated by reference to the registration statement on Form S-8, registration number 333-13902.
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked with a star (*).