Form 20-F
period 2003-12-31
TELEFONICA S A
filed 2004-07-09
CIK 814052

As filed with the Securities and Exchange Commission on July 9, 2004.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

The number of issued shares of each class of stock of Telefónica, S.A. at December 31, 2003 was:

Ordinary Shares, nominal value €1.00 per share: 4,955,891,361

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

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this annual report can be identified, in some instances, by the use of words such as “expects”, “aim”, “hope”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” and include statements regarding our intent, belief or current expectations with respect to, among other things:

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

As used herein:

•	“Telefónica”, “Telefónica Group” and terms such as “we”, “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries unless the context otherwise requires;

•	“Telefónica de España” means Telefónica de España, S.A., our subsidiary that conducts our fixed line telecommunications services business in Spain, and its consolidated subsidiaries;

•	“Telefónica Móviles” means Telefónica Móviles, S.A., our subsidiary that conducts our worldwide wireless communications services business, and its consolidated subsidiaries;

•	“Telefónica de Contenidos” means (formerly known as “Admira”) Telefónica de Contenidos, S.A. and Corporación Admira Media, S.A., our subsidiaries that conduct our worldwide audiovisual content and media business, and their consolidated subsidiaries;

•	“Telefónica Latinoamérica” means Telefónica Internacional, S.A., our subsidiary that conducts our fixed line telecommunications business in Latin America, and its consolidated subsidiaries;

•	“Telefónica Empresas” (formerly “Telefónica Data”) means Telefónica Data Corp, S.A., our subsidiary that conducts our worldwide data transmission business, and its consolidated subsidiaries; and

•	“Terra Lycos” and the “Terra Lycos Group” mean Terra Networks, S.A., our subsidiary that conducts our worldwide Internet-related business, and its consolidated subsidiaries.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISORS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of Telefónica, S.A. You should read this table in conjunction with “Item 5—Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report. The consolidated income statement data for each of the three years in the period ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003 and 2002 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this annual report. The consolidated income statement data for each of the two years in the period ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999 set forth below are derived from Telefónica, S.A.’s consolidated financial statements, which are not included herein. Our consolidated financial statements have been prepared in accordance with Spanish GAAP, which differ in certain respects from U.S. GAAP. Please refer to note 25 to our consolidated financial statements for a discussion of these differences.

The basis of presentation and principles of consolidation are described in detail in note 2 to our consolidated financial statements.

	At and for the year ended December 31,
	1999	2000	2001	2002	2003
	(in millions of euro, except per share and per ADS data)
INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Revenues from operations	22,957.0	28,485.5	31,052.6	28,411.3	28,399.8
Other operating revenues(1)	199.2	266.7	254.7	297.6	288.9
Internal expenditures capitalized	835.0	899.1	730.4	496.7	530.3
Increase (decrease) in inventories (net)	74.5	112.3	(103.9)	(18.1)	(135.5)

Total revenues	24,065.7	29,763.6	31,933.8	29,187.5	29,083.5
Goods purchased	(4,093.1)	(6,045.2)	(7,111.9)	(6,953.6)	(6,276.6)
External services and local taxes	(3,975.6)	(5,786.1)	(5,534.3)	(4,976.7)	(5,082.7)
Personnel expenses	(4,411.5)	(5,111.7)	(5,390.3)	(4,793.8)	(4,641.3)
Provision for depreciation and amortization	(6,108.8)	(6,960.8)	(7,374.0)	(6,692.4)	(6,274.2)
Trade provisions	(565.8)	(761.1)	(1,023.8)	(645.6)	(420.6)
Other operating expenses	(134.3)	(140.7)	(69.3)	(93.7)	(60.3)

Total operating costs before financial expenses and goodwill amortization	(19,289.1)	(24,805.6)	(26,503.6)	(24,155.7)	(22,755.7)
Operating profit	4,776.6	4,958.0	5,430.2	5,031.8	6,327.9

	At and for the year ended December 31,
	1999	2000	2001	2002	2003
	(in millions of euro, except per share and per ADS data)
Amortization of goodwill and reversal of negative goodwill	(194.3)	(500.6)	(841.6)	(665.4)	(442.5)

Financial income (expense)	(1,490.4)	(1,611.8)	(1,608.4)	(1,589.3)	(1,555.9)
Exchange gains (losses), net	434.3	(248.5)	(782.7)	(632.3)	495.8
Income (losses) from associated companies	(3.9)	(161.4)	(376.5)	(527.9)	(212.6)

Profit from ordinary activities	3,522.3	2,435.7	1,821.1	1,616.8	4,612.2
Extraordinary revenues	2,029.4	4,302.3	1,167.1	474.6	1,167.2
Losses on fixed assets	(235.6)	(239.9)	(233.0)	(9,614.6)	(55.3)
Extraordinary expenses	(5,348.7)	(3,630.5)	(721.3)	(7,078.0)	(2,361.6)

Income (loss) before tax and minority interest	(32.6)	2,867.6	2,033.9	(14,601.1)	3,362.5
Corporate income tax	758.0	(242.2)	(198.1)	3,228.7	(913.4)
Minority interest	(655.7)	(120.6)	271.0	5,795.6	(245.5)

Net income	69.6	2,504.8	2,106.8	(5,576.8)	2,203.6

Net income per share(2)	0.02	0.59	0.43	(1.13)	0.45
Weighted average number of shares (thousands)	3,823,536	4,269,839	4,916,564	4,948,037	4,960,125
Net income per ADS(2)(3)	0.05	1.76	1.28	(3.38)	1.35
Weighted average number of ADSs (thousands)	1,274,512	1,423,280	1,638,855	1,649,346	1,653,375
Amounts in accordance with U.S. GAAP:
Total revenues	21,190.4	27,326.1	31,577.2	28,912.6	27,708.4
Income (loss) before tax	(367.2)	1,561.9	(6,707.0)	(8,606.5)	3,798.4
Corporate income tax	921.4	294.1	(475.3)	3,392.0	(1,112.3)

Net income	554.2	1,856.0	(7,182.3)	(5,214.5)	2,686.1

Net income per share(2)(4)	0.14	0.44	(1.46)	(1.05)	0.54
Net income per ADS(2)(3)(4)	0.43	1.30	(4.38)	(3.16)	1.63
BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Cash	186.1	765.6	621.9	517.5	336.4
Property plant and equipment	35,754.9	38,721.9	36,606.1	27,099.7	24,315.8
Total assets	64,114.0	92,377.3	86,422.6	68,041.3	62,075.2
Total long term debt	17,788.3	24,692.9	27,692.4	21,726.1	18,495.4
Total shareholders’ equity	14,544.7	25,930.5	25,861.6	16,996.0	16,756.6
Amounts in accordance with U.S. GAAP:
Cash	239.2	678.7	619.6	517.5	336.4
Property, plant and equipment	30,079.1	38,277.9	35,563.2	25,282.7	27,718.4
Total assets	59,306.5	108,017.1	91,041.1	67,226.6	61,667.8
Total long term debt	15,385.0	20,618.5	27,771.2	21,778.0	18,310.0
Total shareholders’ equity	16,926.5	44,357.8	31,769.8	16,989.3	17,291.4
CASH FLOW DATA
Amounts in accordance with Spanish GAAP:
Net cash provided by operating activities	7,758.9	8,996.9	8,828.8	8,814.6	9,191.1
Net cash used in (provided by) investing activities	(9,600.9)	(17,719.5)	(9,895.4)	(5,780.2)	(5,171.7)
Net cash used in (received from) financing activities(5)	2,332.0	14,320.9	(1,321.1)	(2,101.1)	(4,178.9)
Amounts in accordance with U.S. GAAP:
Net cash provided by operating activities	6,661.7	16,370.1	8,995.8	9,019.5	9,558.7
Net cash used in (provided by) investing activities	7,633.3	(25,572.6)	(9,528.5)	(5,585.4)	(5,462.8)
Net cash used in (received from) financing activities(5)	(1,839.9)	14,689.4	(1,347.0)	(2,082.0)	(4,220.0)

(1)	Includes internal expenditures capitalized and increase in inventories (net).

(2)	The per share and per ADS computations for all periods presented have been adjusted to reflect the stock split and stock dividends which occurred during the periods presented and after the close of the 2002 period but before issuance of the financial statements.

(3)	Each ADS represents the right to receive three ordinary shares. Figures do not include any charges of the Depositary.

(4)	U.S. GAAP earnings per share and per ADS have been computed using the weighted average number of shares outstanding for each period.

(5)	Includes net cash outflow for capital expenditures and for investments in affiliates.

Exchange Rate Information

Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas 166.386 = €1.00. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions. The Noon Buying Rate for the euro on July 8, 2004 was $.8071 = €1.00.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period end	Average(1)	High	Low
1999	1.01	1.06	1.18	1.00
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
December 31, 2003	1.2597	1.1956
January 31, 2004	1.2853	1.2389
February 28, 2004	1.2848	1.2426
March 31, 2004	1.2431	1.2088
April 30, 2004	1.2358	1.1802
May 31, 2004	1.2000	1.1801
June 30, 2004	1.2320	1.2006
July 2004 (through July 8)	1.2390	1.2158

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, the Argentine peso, the Chilean peso, the Peruvian nuevo sol, the Mexican dollar and the U.S. dollar). See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

In addition to the other information contained in this annual report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

Risks Related to Our Business

We endeavor to implement our business plans successfully, but factors beyond our control may prevent us from doing so, which could have a material adverse effect on our business.

Our ability to increase our revenues and maintain our position as a leading European and Latin American provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective implementation of our business plans, including our plan to operate our various businesses along global business lines.

Factors beyond our control that could affect the implementation and completion of our business plan include:

•	difficulties in developing and introducing new technologies;

•	declining prices for some of our services;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations;

•	difficulties in obtaining applicable government, shareholder and other approvals;

•	difficulties in entering into key contracts with third parties;

•	the effect of increased competition;

•	our ability to establish and maintain strategic relationships;

•	difficulties in integrating our acquired businesses;

•	the effect of future acquisitions on our financial condition and results of operations;

•	difficulties in securing the timely performance of independent contractors hired to engineer, design and construct portions of our network;

•	the potential lack of attractive investment targets;

•	difficulties in attracting and retaining highly skilled and qualified personnel; and

•	the effect of unanticipated network interruptions.

A material portion of our foreign operations and investments is located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.

At December 31, 2003, approximately 40.6% of our assets were located in Latin America. In addition, approximately 33.3% of our revenue from operations for 2003 was derived from our Latin American operations. Our foreign operations and investments in Latin America are subject to various risks, including risks related to the following:

•	government regulations and administrative policies may change quickly;

•	currencies may be devalued or may depreciate (such as the Brazilian real and the Argentine peso, which experienced negative trends in 2002) or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate assets;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate;

•	our operations are dependent on concessions and other agreements with existing governments;

•	economic downturns, political instability and civil disturbances may negatively affect our operations; and

•	Republic of Argentina bonds remain in default and this may influence measures taken by its government affecting business development in the private sector.

In addition, revenues from operations of our Latin American subsidiaries, their market value and the dividends and management fees received from them are exposed to material country risk as a result of adverse economic conditions in the region that may adversely affect demand, consumption and exchange rates.

For example, our operations in Argentina were affected by the devaluation of the Argentine peso, the adverse macroeconomic conditions in Argentina and the related legislative measures adopted by the Argentine Government in past years. During 2003 the Argentine economy began to recover. However, the effects from the economic crisis continue to affect the results of operations and financial condition of Telefónica de Argentina and Telefónica Comunicaciones Personales. In addition, the Argentine economic and social situation has quickly deteriorated in the past and may quickly deteriorate in the future, and we cannot assure you if, or when, the Argentine economy will begin to experience sustained growth.

The Public Emergency Law enacted in response to the economic crisis provides that any rate and tariff index clauses or any other index mechanism incorporated in the agreements executed by the Argentine government, including those agreements with telecommunication service providers, are void and not applicable. The Public Emergency Law indicates that rates and tariffs must be established in pesos using a Ps.1.00 per U.S.$1.00 exchange rate. Any increase in inflation will result in a further decrease of Telefónica de Argentina’s fixed line revenues in real terms, as tariffs are not adjusted for inflation, which could have a material adverse effect on our results of operations and financial conditions. Telefónica de Argentina is in the process of renegotiating the tariffs it charges customers for fixed line telephone service with the Argentina government. No assurance can be given that the outcome of these negotiations will be favorable to Telefónica de Argentina.

Additionally, Telefónica Comunicaciones Personales, pursuant to Argentine law (Decree 214/2002), is currently in a negative net asset position. Although current Argentine law allows companies to maintain this negative net asset position until December 2004 without the need to establish a positive net asset position, it is uncertain whether the government of Argentina will extend this exception beyond December 2004. Should this exception fail to be extended and if Telefónica Comunicaciones Personales is not capitalized by Telefónica Móviles it could be subject to a dissolution proceeding by the Argentine authorities and could lose its license.

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

In particular, in order to limit our exposure to Latin American currency exchange rate fluctuations, we use financial derivatives and other instruments. If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to Latin American currency exchange rate fluctuations, such failure could adversely affect our financial condition and results of operations. For a more detailed description of our financial derivatives transactions, see “Item 11—Quantitative and Quantitative Disclosures About Market Risk”.

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

In addition, in some cases where we own a majority of the venture, we may be subject to provisions in shareholders’ agreements restricting our control over the venture. The relevant corporate governance provisions vary from venture to venture and often depend upon the size of our investment relative to that of the other investors, our experience as a telecommunications operator compared to that of the other investors and the preferences or requirements of foreign governments that local owners hold an interest in licensed telecommunications operators. As a result, we must generally obtain the cooperation of our partners in order to implement and expand upon our business strategies and to finance and manage our operations.

The risk of disagreement or deadlock is inherent in jointly controlled entities, and there is the risk that decisions against our interests will be made and that we may not realize the benefits from our joint ventures, including economies of scale and opportunities to realize potential synergies and cost savings. Our joint venture partners may choose not to continue their partnerships.

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

Telefónica Móviles’ expected acquisition of BellSouth’s wireless operations in Latin America and Telefónica Móvil Chile may require us to increase our capital resources and financing requirements.

On March 5, 2004, Telefónica Móviles entered into a stock purchase agreement with BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. Telefónica Móviles expects to finance this acquisition by cash generated from its operating activities as well as debt provided by us. Furthermore, on May 18, 2004 the Board of CTC accepted a binding offer from Telefónica Móviles S.A. for the acquisition of 100% of the shares of Telefónica Móvil Chile, S.A., a subsidiary of CTC.

In addition to the financing required for these acquisitions, our capital resource requirements might increase in order to upgrade and integrate the networks of these operators. We may be required to further increase our debt or divert funds from our existing operations to invest in these new acquisitions, which could have a material adverse on our revenues and overall results of operations.

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

We face significant competition in all of the markets in which we operate. Governmental authorities in many of the countries in which we operate continue to grant new licenses and concessions to new market entrants, which will result in increased competition in those countries and markets. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed line telephony operators.

Regulatory policies of many of the countries in which we operate generally favor increased competition in most of the segments of our markets, especially in the fixed line and wireless services industries, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors. These regulatory policies are likely to have the effect, over time, of reducing our market share in the markets in which we operate. For example, Spanish telecommunications regulators have attempted to promote competition in fixed line telecommunications services through policies that favor other fixed line telecommunications operators. Regulations introduced in recent years in Spain have allowed other operators to locate their equipment in or adjacent to our exchanges (i.e., local loop unbundling) and have made it easier for our customers to route some or all of their calls over our competitors’ networks (i.e., carrier pre-selection). Additional regulatory changes resulting in increased competition could have a further adverse effect on our business, results of operations, financial condition and prospects.

In addition to this, because we hold leading market shares in many of the countries in which we operate, we could face regulatory actions by national or, in Europe, European Union antitrust or competition authorities if it is determined that we have prevented, restricted or distorted competition. These authorities could prohibit us from making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could harm our financial performance and future growth.

For a complete description of the regulatory proceedings we currently face please see “Item 8 Financial Information—Legal Proceedings”.

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

As a multinational telecommunications company, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Furthermore, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by national, state, regional, local and supranational authorities, such as the European Union. These authorities could adopt regulations or take other actions that could adversely affect us and our companies, including revocation of any of our licenses or concessions to offer services in a particular market, failure to renew a license or concession, modification of the terms of a license or concession or the granting of new licenses or concessions to competitors. Increased or significant changes in the regulation of the activities of our operating companies, including the regulation of rates that may be charged to customers for services, could have a material adverse effect on our company. New regulations could also increase the costs of regulatory compliance.

Our business could be negatively impacted by the consequences of any of these factors and our financial condition and results of operations could be adversely affected as a result.

We operate under license and concession contracts.

Most of our operating companies require licenses or concessions from the governmental authorities of the countries in which they operate. These licenses and concessions specify the types of services permitted to be offered by our operating companies. The continued existence and terms of our licenses and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. The terms of these licenses granted to our operating companies and conditions of the license renewal vary from country to country. Although license renewal is not usually guaranteed, most licenses do address the renewal process and terms, which we believe we will be able to satisfy. As licenses approach the end of their terms it is our intention to pursue their renewal as provided by each of the license agreements.

In this sense, Telefónica del Perú has requested a renewal of the existing contract to provide telecommunication services, which expires in 2019, for an additional five-year period. On June 2004, the Peruvian government notified Telefónica del Perú of its recommendation not to renew the concession contract for such additional period. If this request is denied (Telefónica del Perú has fifteen calendar days to respond) then Telefónica del Perú may petition for the additional five-year extension period from 2019 to 2024 in December 2008. Proposed regulation in Argentina would grant the Argentine government the power, until year-end 2004, to renegotiate all of the existing telecommunications contracts with license holders.

In addition, many of these licenses and concessions are revocable for public interest reasons. The rules of some of the government regulatory authorities having jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our existing licenses and concessions typically require that we satisfy certain obligations, including minimum specified quality, service and coverage conditions and capital investment. Failure to comply with obligations in a given license area could result in the imposition of fines or revocation or forfeiture of the license for that area. In addition, the need to meet scheduled deadlines may cause our companies to expend more resources than otherwise budgeted for a particular network build-out.

Operating in Latin American countries encompass different risks, including the possibility of a material modification to the applicable regulatory framework, a denial of our requests to extend the validity of our operating subsidiaries’ telecommunication licenses and possible political changes, economic downturns or mounting social unrest as evidence in Argentina and Peru.

The industry in which we conduct our business is subject to rapid technological changes and such changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services and require investment in new technology. Our most significant competitors in the future may be new entrants to our markets who are not burdened by an installed base of older equipment. As a result, it may be very expensive for us to upgrade our products and technology or it may affect our operating performance, in order to continue to compete effectively with new or existing competitors.

Our business depends on the upgrading of our existing networks.

We must continue to upgrade our existing wireless and fixed line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we must:

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

Failure to generate sufficient cash flow and higher capital expenditure requirements could make us more dependent on external financing. If we are unable to obtain financing, our business may be adversely affected.

The operation, expansion and upgrade of our networks, as well as the marketing and distribution of our services and products, require substantial financing. Moreover, our liquidity and capital resource requirements may further increase if we participate in other fixed line or wireless license award processes or make acquisitions in other countries. We also have major capital resource requirements relating to, among other things, the following:

•	acquisition or construction of networks and of additional network capacity for existing networks;

•	development of new services and products;

•	development of distribution channels in new countries of operations; and

•	development and implementation of new technologies.

If our ability to generate cash flow were to decrease, we might need to incur a significant amount of debt to support our capital resource requirements for the ongoing development and expansion of our business. Our ability to raise capital is also related to our stock price and the liquidity of the equity markets. Adverse trends in these areas could prevent us from raising capital. If we have insufficient internal cash flow or we are unable to borrow the amounts we need at affordable rates or we cannot raise equity, we may be unable to pursue our business plans. We cannot assure you that future conditions in the equity and financial markets will not adversely affect our ability to finance our operations.

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

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including Telefónica Móviles, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. In Spain, for example, Telefónica Móviles is required by law to test and certify the emissions of its base stations in or close to populated areas. For the year ended 2003, such tests have confirmed lower emission levels than those required by regulations. If in the future Telefónica Móviles fails to comply fully with these standards, it could be subject to claims or regulatory actions.

Other Risks

We face risks associated with litigation.

We are party to lawsuits and other legal proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits (including any that may be asserted in the future) could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of current lawsuits, see “Item 8—Financial Information—Legal Proceedings”.

We will be obliged to adopt new accounting standards in 2005 that will impact our financial reporting.

We currently prepare our financial statements in accordance with Spanish GAAP, and prepare a reconciliation of certain items to U.S. GAAP as required by SEC regulation. According to the European Union legislation in force, company groups listed in European Union stock markets must apply from

January 1, 2005 the International Financial Reporting Standards (IFRS) adopted by the European Union in preparing their consolidated financial statements.

Applying these standards to our financial statements may imply a change in the presentation of our financial information, since the financial statements will include more components and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, the Telefónica Group is currently making a qualitative and quantitative analysis of the main differences, although at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP. Furthermore, not all IFRS are legally binding at present and therefore the final impact may be different depending on which IFRS are finally adopted by the European Union.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Telefónica, S.A. is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

•	a diversified telecommunications group which provides a comprehensive range of services in Spain and Latin America through one of the world’s largest and most modern telecommunications networks;

•	the leading provider of fixed line public voice telephone services, wireless communications services, Internet access services and data transmission services in Spain;

•	one of the largest telecommunications operators in Latin America, with operations principally in Brazil, Argentina, Chile, Peru, Mexico, El Salvador, Guatemala and Puerto Rico; and

•	a leading Spanish multinational corporation.

At December 31, 2003, we had approximately 43.7 million access lines in service and 54.7 million wireless subscribers. In addition, we have 0.4 million pay television subscribers. We had a total of approximately 98.7 million clients at December 31, 2003, more than half of which are in Latin America.

The following table reflects the development of our customer base since 2001.

	At December 31,			% change 2002 vs. 2003
	2001	2002	2003(1)
	(in thousands)
Lines in service (thousands)(2)	43,008.9	43,145.9	43,723.5	1.3
In Spain	18,669.6	18,705.6	19,084.1	2.0
In other countries	24,339.3	24,440.2	24,639.4	0.8

Mobile telephony clients (thousands)(3)	32,256.3	43,943.3	54,691.7	24.5
In Spain	16,793.5	18,412.0	19,660.6	6.8
In other countries	15,462.8	25,531.3	35,031.1	37.2

Total(4)	75,606.9	87,429.2	98,778.3	13.0

(1)	Beginning on January 1, 2003, we have retroactively introduced a modification in our calculation formula for the lines in service. This criteria will apply to the following equivalencies: PSTN (x1), basic ISDN (x2), primary ISDN (x30), 2/6 digital access for switchboards and Ibercom x30) and ADSL (x1). PSTN, or Public Switched Telephone Network, are lines that offer basic telephony services. ISDN, or integrated service digital networks, are lines that allow the integration of voice, data and video services through two 64Kbits channels. ADSL, or assymetrical digital subscriber lines, are lines that allow for voice and high speed data transmission. This new criteria introduces a difference in the manner in which we account for ISDN primary access and of the 2/6 access for switchboards and Ibercom, which will be multiplied by the number of access channels (30) instead of the extensions using it.

(2)	Includes all the lines in service of Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, CanTV, Telefónica Móviles El Salvador, Telefónica Móviles Guatemala and Telefónica Deutschland.

(3)	Includes all the clients of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, Brasilcel, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México and CanTV Celular.

(4)	Includes all pay television subscribers of Cable Mágico in Peru. After the merger between Vía Digital and Sogecable, the TV-platform clients are not included for 2001 (806,400) and 2002 (775,000).

In January 2000, we announced a reorganization of our business along global business lines to enhance our strategic and competitive position globally and in each of these business lines. As part of this reorganization, our Board of Directors formed two new global business divisions, Telefónica Móviles and Telefónica Data. Some or parts of some of our then-existing lines of business were combined with other business lines in connection with the reorganization. As a result of this reorganization, our group is now organized according to six principal lines of business, each of which is headed by an operating subsidiary that is under our direct control. These six principal lines of business are:

•	fixed line telecommunications services in Spain conducted through Telefónica de España;

•	worldwide wireless communications services conducted through Telefónica Móviles;

•	fixed line telecommunications services in Latin America conducted through Telefónica Latinoamérica;

•	worldwide corporate data transmission conducted through Telefónica Empresas;

•	worldwide Internet-related services conducted through Terra Lycos; and

•	worldwide audiovisual content and media conducted through Telefónica de Contenidos.

In addition, we have several other lines of business, including:

•	publishing, development and sale of advertising in telephone directories conducted through Telefónica Publicidad e Información, S.A.; and

•	operation of contact centers in Europe (Spain), Latin America and Northern Africa (Morocco) conducted through Atento N.V.

We may create new business lines in the future.

During 2003, we implemented certain measures to further simplify our business lines. The measures taken in 2003 include most notably the approval in September of the inclusion of the Telefónica Empresas business line, which was organized to include Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services, in the Spain and Latin America fixed line business lines. In 2003, we also restructured Telefónica de Contenidos and Admira. This reorganization, which was completed in December 2003, also includes a greater involvement of the Terra Networks business line within our Spain and Latin America fixed line business lines. Additionally, we also created a new subsidiaries’ unit, which will include Telefónica Publicidad e Información, Endemol and Telefónica de Contenidos, and a holding company with a more streamlined structure.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2003, including their jurisdictions of incorporation and our ownership interest.

TELEFÓNICA S.A.
Fixed-Line telecommunications services in Spain
TELEFÓNICA DE ESPAÑA (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
TELYCO (Spain) 100%
Telefónica Cable (Spain) 100%
Telefónica Soluciones Sectoriales (Spain) 100%
Worldwide wireless communications services
TELEFÓNICA MÓVILES (Spain) 92.44%
Telefónica Móviles España (Spain) 92.44%
Brasilcel Brasil (Brazil) 46.22%
(Unifón) Telefónica Móviles Argentina (Argentina) 90.53%
Telefónica Móviles Perú (Peru) 90.56%
Telefónica Móviles México (Mexico) 85.04%
Telefónica El Salvador (El Salvador) 83.47%
Telefónica Centroamérica Guatemala (Guatemala) 92.44%
Fixed-Line telecommunications services in Latin America
TELEFÓNICA INTERNACIONAL (Spain) 100%
Telefónica de Argentina (Argentina) 98.03%
Compañía de Telecomunicaciones de Chile (Chile) 43.64%
Telefónica de Perú (Peru) 97.21%
Telesp (Brasil)(1) (Brazil) 87.49%
Worldwide corporate data transmission—Telefónica Empresas
TELEFÓNICA DATACORP (Spain) 100%
Telefónica Data España (Spain) 100%
Telefónica Data Colombia (Colombia) 65%
Telefónica Data Mexico (Mexico) 100%
Telefónica Data USA (USA) 100%
Telefónica Deutschland (Germany) 100%
Telefónica Data Brasil(3) (Brazil) 100%
Telefónica Data Argentina (Argentina) 97.92%
Telefónica Empresas Perú (Perú) 97.07%
Telefónica International Wholesa Servicies
EMERGIA S.A. (Uruguay)(4) 100%
Telefónica Soluciones
Telefónica Soluciones de Informática y Comunicaciones 100%
Worldwide Internet related services
TERRA NETWORKS (Spain) 75.29%
Terra Lycos (Spain) 75.29%
Terra Networks España (Spain) 75.29%
Terra Networks Brasil (Brazil) 75.29%
Terra Networks Mexico (Mexico) 75.28%
Terra Networks Argentina (Argentina) 75.29%
Terra Networks Guatemala (Guatemala) 75.29%
Terra Networks Perú (Perú) 75.29%
Terra Networks Chile (Chile) 75.28%
Terra Networks Venezuela (Venezuela) 75.29%
Worldwide audiovisual content and media
TELEFÓNICA DE CONTENIDOS (Spain) 100%
Atco (Argentina) 100%
Sogecable(5) (Spain) 23.83%
Lola Films (Spain) 70%
Endemol(2) (Netherlands) 99.49%
Hispasat (Spain) 13.23%
Telefónica Servicios Audiovisuales (Spain) 100%
Telefónica Sport (Spain) 100%
Worldwide directory content and publishing
TELEFÓNICA PUBLICIDAD E INFORMACIÓN (Spain) 59.90%
Telefónica Publicidad e Información España (Spain) 59.90%
Telefónica Publicidad e Información Brasil (Brazil) 59.90%
Impresora y Comercial Publiguias (Chile) 34.48%
Telefónica Publicidad e Información Perú (Peru) 59.90%
Worldwide contact centers
ATENTO N.V. (The Netherlands) 91.35%
Atento Teleservicios España (Spain) 91.35%
Atento Brasil (Brazil) 91.35%
Atento Chile (Chile) 82.77%
Atento Perú (Peru) 99.15%
Atento Maroc (Morocco) 100%
Atento Centroamérica (Guatemala) 91.35%
Atento Puerto Rico (Puerto Rico) 91.35%
Atento Argentina (Argentina) 91.35%
Atento Colombia (Colombia) 91.35%
Atento Mexico (Mexico) 91.35%
Atento Venezuela (Venezuela) 91.35%

(1) 84.34% representing voting interest
(2) Ownership in Endemol is held directly by Telefónica S.A.
(3) Ownership in Telefónica Data Brasil is held 59.68% by Telefónica DataCorp and 40.32% by Telefónica Internacional S.A.
(4) EMERGIA S.A. is held directly by Telefónica S.A.
(5) Ownership in Sogecable is held 1.60% by Telefónica S.A. and 22.23% by Telefónica de Contenidos

In addition, we operate as a holding company and our objectives are:

•	coordinate the group’s activities;

•	allocate resources efficiently among the group;

•	provide managerial guidelines for the group;

•	manage the portfolio of businesses;

•	provide cohesion within the group; and

•	foster synergies among the group’s subsidiaries.

Our principal executive offices are located at Gran Vía, 28, 28013 Madrid, Spain and our telephone number is (34) 91-584-03-06.

B.	BUSINESS OVERVIEW

Fixed-Line Telecommunications Services in Spain—Telefónica de España

Our fixed line telecommunications services in Spain are managed by Telefónica de España. The principal services offered by Telefónica de España are:

•	Traditional fixed line telecommunication services, including:

•	PSTN (public switched telephone network) lines;

•	ISDN (integrated services digital network) access, which provides high-speed transmission of voice and data through existing fixed line infrastructure;

•	Public telephone services including street phone booths and other facilities in locations such as airports, train stations, hotels and shops;

•	Local service, domestic long distance, and international long distance communications services;

•	Supplementary services and value added services, such as (i) call waiting, (ii) call forwarding, (iii) three-party service, (iv) voice and text messaging, (v) information services and (vi) conference-call facilities;

•	Intelligent network services, such as (i) free-phone service, (ii) televoting, (iii) premium rate services, (iv) universal number and (v) virtual private networks;

•	Ibercom: a wide range of advanced corporate communications services, based on the customer’s premises located switches and network facilities; and

•	Leasing and sale of terminal equipments, ranging from basic telephones to PABXs (private automatic branch exchanges).

•	Internet and broadband services, including:

•	Narrowband switched access to Internet, including a range of pay per use and flat rate choices;

•	Telefónica.net: ISP (Internet Service Provider) services;

•	Broadband access, through ADSL (asymmetrical digital subscriber line) and satellite technologies;

•	Residential-oriented value added services, such as (i) instant messaging, (ii) video-streaming, (iii) e-learning, (iv) parental control, (v) firewall and (vi) anti-virus;

•	Business-oriented value added services, such as (i) intranet, (ii) web, (iii) e-commerce, (iv) e-business and e-administration developing and (v) managing services; and

•	Multimedia, under the trade name Imagenio, covering TV, Video on Demand, Internet access and a wide range of leisure services.

•	Data services. Business-solutions services, including:

•	Leased circuits;

•	VPN (virtual private network) services, including X-25, ATM (Asynchronous transfer mode) and Frame Relay;

•	Hosting and ASP (Application service provider) services;

•	Management services and value added services; and

•	Outsourcing services.

•	Wholesale services for telecommunication operators, including:

•	Domestic Interconnection services;

•	International wholesale services;

•	Leased lines for other operators network deployment;

•	Co-location of operators infrastructures; and

•	Local loop leasing, under the unbundled local loop regulation framework.

Operations

The following table shows the development of Telefónica de España’s domestic telecommunications network and growth in usage of that network since 2001:

	At December 31,
	2001	2002	2003(1)
Lines in service (thousands)	18,669.6	18,705.6	19,084.1
Lines (RTB)	16,094.7	15,470.2	15,061.0
Growth of analog lines (%)	(1.7)	(3.9)	(2.6)
Equivalent ISDN basic accesses	1,620.4	1,752.1	1,827.0
Equivalent ISDN primary accesses (thousands of miles)	466.1	413.9	426.6
2/6 digital accesses for switchboards and Ibercom	112.6	112.3	109.0
ADSL connections (thousands)	375.8	957.2	1,660.5
Fixed-lines per each 100 inhabitants (total market) (2)	46.7	45.9	45.6
Average time for the provision of the PSTN service (days)	7.7	10.1	10.9
Lines in service per employee	457.0	460.1	541.9
Average consumption per line (minutes/day)	21.1	22.1	21.8
Average consumption growth per line (%)	26.4	4.7	(1.4)
Internet users (thousands)	3,109	3,045	2,938
Growth of outgoing international traffic (%)	18.4	(22.4)	(1.4)
Growth of incoming international traffic (%)	24.4	(5.1)	3.4
Basic telephony lines set up (thousands)	17,238.1	16,347.3	15,974.7
Digitalization degree (%)	86.8	89.15	92.6
Coaxial cable (km)	4,756	2,468	2,457
Optical fiber cable (km)	58,156	60,932	64,934
Copper cable in interurban links (km)	57,095	56,753	56,492
Copper cable in subscriber networks (3)	68,563	69,148	69,854

(1)	Beginning on January 1, 2003, we have retroactively introduced a modification in our calculation formula for the lines in service. This criteria will apply to the following equivalencies: PSTN (x1), basic ISDN (x2), primary ISDN (x30), 2/6 digital access for switchboards and Ibercom x30) and ADSL (x1). PSTN, or Public Switched Telephone Network, are lines that offer basic telephony services. ISDN, or integrated service digital networks, are lines that allow the integration of voice, data and video services through two 64Kbits channels. ADSL, or assymetrical digital subscriber lines, are lines that allow for voice and high speed data transmission. This new criteria introduces a difference in the manner in which we account for ISDN primary access and of the 2/6 digital access for switchboards and Ibercom, which will be multiplied by the number of access channels (30) instead of the extensions using it.

(2)	Includes homogeneous lines in total market.

(3)	Thousands of kilometers – par. (Transmission cables in the subscriber networks contain a variable number of conducting filaments, which are insulated from each other and grouped in pairs. Each such pair is called a “par”.)

In 2003, voice and Internet traffic continued to decrease as a result of weak market conditions in the Spanish telecommunications sector and loss of market share by Telefónica España due to increased competition. The number of minutes consumed in 2003 decreased by 3.6% to 138,174 million from 143,345 million in 2002. The decrease in minutes consumed in 2003 was mainly due to an 1.4% decrease in the average duration per call to 21.8 minutes per line per day in 2003 compared to 22.1 minutes per line per day in 2002. Outgoing traffic, which includes voice and Internet calls accounted for 60.9% of Telefónica de España’s total traffic in 2003. Outgoing traffic decreased by 12.6% to 84,180 million minutes in 2003, compared to 96,312 million minutes in 2002. Incoming traffic, which also includes voice and Internet calls, accounted for 39.1% of Telefónica de España’s total traffic in 2003. Incoming traffic increased by 14.8% to 53,993 million minutes in 2003, compared to 47,033 million minutes in 2002. During 2003, calls from fixed to wireless telephones increased 2.2% to 5,856 million minutes in 2003 from 5,729 million minutes in 2002. Calls for Internet access decreased by 18.9% to 27,701 million minutes in 2003 from 34,172 million minutes in 2002; local calls decreased 13.7% to 29,704 million minutes in 2003, from 34,436 million minutes in 2002; provincial calls decreased 6.2% to 8,308 million minutes in 2003 from 8,855 million minutes in 2002; interprovincial calls decreased 9.1% to 6,903 million minutes in 2003 from 7,598 million minutes in 2002; and international outgoing calls decreased 1.4% to 1,669 million minutes in 2003 from 1,693 million minutes in 2002. With respect to value added services, the number of voice mails used increased by 4.4% to 11,548,881, compared to 11,064,941 in 2002. Subscribers to caller identification increased by 27.9% to 6,816,593, compared to 5,329,383 in 2002. The number of text messages managed through fixed line telephones increased to 23,100,517, of which 13,532,521 were sent from fixed line telephones and 9,567,996 were sent from mobile telephones.

During 2003, Telefónica de España continued offering different discount plans targeted to the different client profiles. As of December 2003, the number of discount plan subscribers increased to 3,760,291, of which 173,474 corresponded to the combined plans (“planes combinados”) launched in November 2003.

International Traffic

Revenues from international outgoing traffic decreased by 9.8% in 2003 compared to 2002 due to a 1.4% decrease in the number of minutes used, and to a 8.1% reduction of the average price. International incoming traffic increased by 3.4% million minutes as a result of the entrance to fixed and mobile operators, while total revenue per minute also decreased during the year.

Digitalization

With respect to infrastructure, once the digitalization of 92.6% of the local exchanges was achieved, the upgrading of all remaining telephone exchanges was completed and as a result, Telefónica de España was able to provide basic digital services, such as itemized billing, to 100% of its customers. The high degree of digitalization of Telefónica de España’s network also enables it to provide a broad range of digital services to satisfy customer demands. Telefónica de España’s international switching exchanges and domestic and international transmission links are 100% digitalized.

Telefónica de España has, throughout 2003, continued to make progress in the Internet and broadband business. As a result of Telefónica de España’s dedicated commitment to ADSL technology, as of the end of 2003, clients of this service in Spain numbered 1,660,450 representing a 73.5% increase compared to 2002. Of the total number of ADSL clients, 1,070,330 were retail ADSL clients, representing a 76.5% increase in retail ADSL clients compared to 2002.

Throughout the year, value added services were in high demand, with 418,002 services sold. Total “ADSL solutions” amounted to 101,727 of which 89,982 refer to business services. Of these business services, 35,220 are Net Lan (remote access), which allow customers to create their own private virtual network. The “ADSL integral maintenance service” (a maintenance service that includes labor and replacement of damaged equipment) has been successful with 20,737 units as of the end of the year. This positive trend is expected to continue. Likewise, campaigns in order to market other value added services for wireless ADSL, Wi-Fi, are being intensified.

Spain

Regulation

Below is a description of the current Spanish telecommunications regulatory framework. This description should be considered in light of certain developments currently underway in the regulatory and competitive environment that will have a material impact on Telefónica de España’s business and operations in future years.

The supply of telecommunications services, which is our main activity, is highly regulated in the different countries where we operate. Detailed hereunder is the basic legal framework for telecommunications in Spain.

Overview

In order to strengthen free competition throughout its member states, the European Union approved a new regulatory framework in 2002. This framework is composed of a series of legal measures aimed at strengthening competition in the electronic communications industry within the European Union and requires that member states’ regulatory frameworks be modified accordingly to comply with the European Union’s telecommunications regulatory framework within a determined period.

In compliance with the obligation to enact this new European legal framework, the Spanish Parliament enacted Law 32/2003 (dated November 3, 2003, the new “General Telecommunications Law”), governing general telecommunications. This law replaces Law 11/1998 and any other provisions of equal or inferior jurisdiction that were contrary to the provisions set forth in the new law.

The purpose of the General Telecommunications Law is to advance the liberalization of the provision of services and the installation and exploitation of electronic communications networks, and in this regard satisfy the principle of minimal government intervention. Accordingly, the provision of these services and the ability to exploit such networks is granted as a matter of law. In this regard, the law confirms the need to avoid “ex ante” control by the regulator as a fundamental principle, removing the current regime of authorizations and licenses and substituting them with “ex post” controls, through market analyses mechanisms necessary to determine the existence of effective competition. Furthermore, in the absence of effective competition, a series of obligations are imposed upon the operator with “significant market power”. Within this new regulatory framework, the national regulatory authority shall have a leading role in the implementation of the “ex-post” controls.

The General Telecommunications Law will be implemented through a series of new rules and regulations, which are currently in their preliminary stages. Until the new rules and regulations are enacted, existing provisions will remain in force provided they are not contrary to the new General Telecommunications Law.

The State Contract

Since 1991, we have provided telecommunications services through the contract signed with the Spanish government on December 26, 1991. Law 11/1988 set forth the transformation of B1 license concessions requested by Telefónica de España on August 27, 1998. Finally, on August 1, 2003, the Council of Ministers agreed to the transformation of the Telefónica de España concession contract.

However, the first transitory provision of the General Telecommunications Law requires that with regard to existing licenses: “all licenses and authorizations awarded for the exploitation of electronic communication networks and the provision of related services shall extinguish following the coming into force of this law. All holders of existing licenses and authorizations shall not be affected, provided that they meet the requirements set forth in the first paragraph of article 6.1 of the General Telecommunications Law”.

Fixed telephony

Despite the early development stages of this new regulatory framework, Telefónica de España is considered a market dominant operator in the provision of fixed line telephony services and leasing of circuits. For several years, including 2003, Telefónica de España has been declared a dominant operator in these two markets. As a market dominant operator, Telefónica de España has certain obligations regarding interconnection and access to public networks and the supply of universal service, as well as other obligations to provide public service.

Mobile telephony

Mobile telephony regulation concentrates on the management and control of the use of the radio-electric public domain, which is exploited by operators through the allocation of frequencies in the radio-electric public domain.

For the provision of mobile telephony services, Telefónica Móviles España is considered a market operator and is subject to the fulfillment of certain obligations in the interconnection services market.

Internet

Spanish legislators have attempted to remove legal uncertainties existing over the Internet as a transmission vehicle for diffusion and exchange of all kinds of information. In this way, Law 34/2002 sets forth the concept of “information society services” which incorporates, among others, the purchase of goods and services through electronic means and the supply of information through the Internet.

Service quality

The service quality parameters are established through a ministerial order, dated October 14, 1999, and through the universal service quality ministerial order, dated December 21, 2001. This regulatory framework sets forth the quality standards for telecommunications services, including fixed telephony, mobile telephony and Internet access.

Tariff rebalancing

Following an investigation procedure, the European Commission filed a claim against the Kingdom of Spain, in the European Court of Justice, for breach of community standards with regard to tariff rebalancing prior to the opening of the free competition market. In the January 7, 2004 ruling, the European Court of Justice limited itself to declaring that the Kingdom of Spain was in breach of the obligations incumbent upon it by virtue of the community directives, as it had not adopted the legal, regulatory and administrative provisions necessary to correct the rating imbalance that occurred with liberalization.

Regulatory authorities

In accordance with General Telecommunications Law 32/2003, the national regulatory authorities in the telecommunications sector are:

•	The Spanish Government;

•	The senior and directive bodies of the Ministry of Economy on issues of price regulations (Government Deputy Commission for Financial Affairs);

•	The Communications State Secretary for the Information Society, a member of the Ministry of Industry, Tourism and Trade;

•	The Telecommunications Market Commission; and

•	The State radio-communications agency.

Fixed telephony

Telefónica de España S.A.U., as an incumbent operator in the fixed telephony market, is subject to specific regulation and this manifests itself in the different business areas where it operates.

Licenses and Concessions

Under the new General Telecommunications Law, anyone interested on the explotation of a telecommunication network or on the provision of a electronic communication service, should notified it to the TMC, previously to the begining of the activity. TMC will register the telecommunication operator in the Operator Registry.

Therefore all the licenses and authorizations for the explotation of telecommunications networks or for the provision of electronic communications services are extinguished after the new General Telecommunications Law comes into force. Nevertheless, the right to occupy public and private property and numbering should carry on according to the specific regulation.

Licenses and Concessions

Under the new General Telecommunications Law, anyone interested in the exploitation of a telecommunications network or in the provision of electronic communication services should notify the Telecommunications Market Commission prior to the commencement of the activity. The Telecommunications Market Commission will register the telecommunication operator in the Operator Registry.

All the licenses and authorizations for the exploitation of telecommunications networks or for the provision of electronic communications services are extinguished after the new General Telecommunications Law comes into force. Nevertheless, the right to occupy public and private property and numbering should carry on according to the appropriate regulation.

Interconnection

The General Telecommunications Law requires owners of public telecommunications networks to allow competitors to interconnect with their networks and services under non-discriminatory conditions. The General Law on Telecommunications provides that the conditions for interconnection are to be freely agreed among the parties in compliance with certain minimum conditions set by law for interconnection agreements. Where the parties are unable to reach an agreement, the Telecommunications Market Commission may impose the obligation to interconnect upon the conditions it dictates.

Currently, in accordance with the General Telecommunications Law, until the telecommunications markets are defined and their analysis carried out by the Telecommunications Market Commission the interconnection offer reference (RIO) applies. The purpose of RIO is to establish the general, technical and financial conditions through which Telefónica de España interconnects with other operators. The applicable regulations demand that prices charged by Telefónica de España be cost oriented and be included in the aforementioned RIO.

The first reference interconnection offer by Telefónica de España was approved by the Ministry of Infrastructure on October 29, 1998 and later modified on August 9, 2001.

On July 10, 2003, the Telecommunications Market Commission modified the RIO, and on March 31, 2004, the Telecommunications Market Commission approved a new resolution modifying the existing RIO with respect to the compensation to be paid for toll-free calls placed from public pay-telephones.

Network access

The General Telecommunications Law sets forth that the Telecommunications Market Commission can impose obligations on an electronic communications public network operator obligating it to allow other operators to access its network. The Telecommunications Market Commission can establish the technical or operating requirements to ensure normal performance of the network.

In the same way as with the interconnection obligations, an operator may be declared to have significant market power, which would impose information transparency obligations, non-discrimination, separation of accounts, access to specific network resources and price controls.

Through Royal Decree 7/2000, governing urgent measures in the telecommunications sector, the “unbundling of the local loop” was established. The Spanish Government set the conditions that, from January 2001, the dominant operators of fixed-telephone public networks must provide shared access to the local loop, with the prices set by the Government’s Deputy Commission for Financial Affairs.

Through Royal Decree 3456/2000, the regulations of the local loop were set forth. These regulations establish the conditions through which access to the local loop by the fixed-telephone network of dominant operators.

The Telecommunications Market Commission, on March 31, 2004, modified the local loop offer for 2004, which lowered the monthly rental fees charged for access to the local loop.

Selection of operator

Telefónica de España, as a designated dominant operator in the supply of connection to public telephone networks from a fixed location, must allow subscribers to place calls with any operator. Customers may pre-select any operator or choose another operator by dialing a three-digit code.

The Royal Decree 1651/1998, regulated matters concerning call-to-call operator selection, pre-assignment of operator and safekeeping of numbers by subscribers, irrespective of the operator that provides the service. Royal Decree 7/2000, governing urgent measures, set forth a calendar for the implementation of pre-assignment in metropolitan calls.

Customers may keep their telephone number when changing access operators as long as they do not change their physical location.

Public service obligations

Universal service

The General Telecommunications Law provides that the operators shall be subject to the rules of public service obligations and other general public obligations in order to guarantee the existence and quality of the electronic communications services.

The universal service is defined as the set of services whose provision is guaranteed to all end users, irrespective of their geographic whereabouts, of a determined quality and an affordable price. Said service must guarantee that all citizens can receive connection to the fixed public network and access to the fixed-telephone service available to the public, free telephone directory, sufficient number of public telephones, equal access to fixed-telephony services for disabled persons or those with special social needs and functional Internet access.

Elsewhere, Law 34/2002, governing e-commerce and information society services, provides that, before December 31, 2004, all subscribers to the rural telephone cellular access system (TRAC) that requested such a connection could progressively be provided with a connection that allows them functional connection to the Internet.

The current obligation of Telefónica de España to provide the universal service is imposed until 2005.

To finance the universal service, the General Law on Telecommunications stipulates that the Spanish Telecommunications Market Commission will determine whether the net cost to provide universal services implies an unfair burden for the operators required to provide that service. The Telecommunications Market Commission has issued several resolutions relating to Telefónica de España’s net costs for the provision of the universal service. The Spanish Telecommunications Market Commission has indicated Telefónica de España does not have a right to be compensated by the other operators, as there is no competitive disadvantage. The Telecommunications Market Commission has not yet created the Fondo Nacional de Servicio Universal. The Spanish Telecommunications Market Commission’s resolution, dated March 25, 2004, recognized the existence of a net cost of € 110.0 million for Telefónica de España as a result of providing the universal service, but recognized no compensation as the amount was not considered an undue burden.

Competition

The following describes our current main competitors in the principal market segments in which the Telefónica de España Group operates.

•	In the public fixed line telephone services sector, the entrance of new competitors was initiated in June of 1997 with the concession to Retevisión of a license to provide public fixed line telephone services in the national territory. Retevisión began operations in January 1998.

In May 1998, the consortium Lince, comprised of France Telecom and Editel, S.A., a consortium which includes Multitel Cable, S.A. and Ferrovial Telecommunicaciones, received the third license for the provision of fixed line telephone services in Spain. Lince commenced operations in December 1998 under the trade name Uni2.

Since that date, the supply of fixed line telephone services to the public has been open to all possible competitors, subject to basic licensing requirements as provided for in the General Law on Telecommunications, as well as the obtainment of the legal authorization for installment of such services.

•	During 2002, as part of the reorganization process undertaken by the Auna Group, the second telecommunications provider of the country, Retevisión, merged with Aunacable (a cable operator for the Auna Group). The new name of this fixed line telephone company in Spain is Auna Telecommunicaciones S.A. The main partners of the Auna Group are Endesa, Santander Central Hispano, Unión Fenosa and ING, together with several savings banks.

•	In July 2001, France Telecom reached an agreement with the rest of the Lince consortium partners to acquire the Lince group. As a result, it now owns 100% of the company Uni2, which, together with Al-Pi Telecommunicaciones (a 75% subsidiary of Uni2 that serves corporate clients and professionals in Catalonia), comprises the Uni2 group.

•	Jazztel, a company created in July 1998, had a shareholding structure at March 2004, comprised of funds managed by Espírito Santo Bank, ING, Fidelity Investments and stock exchange.

Pricing rules

On October 15, 1999, the Spanish government issued Royal Decree 16/1999 in order to combat the escalating inflation and promote a higher degree of competition within the telecommunications operators. This Decree established a new price framework for fixed line telephony service and for lines to be leased by Telefónica de España. The new price framework was based on maximum prices per year.

Consequently, the Spanish government’s Deputy Commission for Financial Affairs, at the proposal of the Ministries of Economy and of Science and Technology, approved this new price framework, which would be valid until December 31, 2003 through another CDGAE agreement, dated April 19, 2001.

On September 25, 2003, the CDGAE approved a new price regulatory framework for 2004.

This new regulatory framework provides greater flexibility for the introduction of new services and allows different pricing alternatives, which favors competition and innovation.

The most important aspects of the current price regulatory framework are the following:

•	Price-caps for the following basic telephony services: local, provincial, interprovincial, international long distance and fixed-to-mobile communications, monthly subscription fees for individual telephone lines and circuits, monthly rental fees for leased circuits and maritime mobile telecommunications service.

•	Increase for monthly rental fees for individual telephone lines could not exceed 4.35% for 2004.

•	Internet access calls, service packages, price plans, discount programs and new services may be commercialized following a 21-day notification to the Ministry of Economy and Ministry of Industry, Trade and Tourism, the Telecommunications Market Commission and the Consumer and Users Council prior to initiation of sales.

•	All other tariffs associated with fixed-telephone service are liberalized, except for the 11818 information services and the public telephone call rates.

The following table displays the tariff variation for the previous price regulatory framework.

Concept	Variation
Local	0.0%
Provincial	(34.4%	)
Interprovincial	(45.6%	)
International	(34.7%	)
Fixed-to-Mobile	(28.5%	)
Information service	29.4%
Monthly rental fee	36.2%
Subscription fee	(53.4%	)

Prices for main services

The tariffs for electronic telecommunication services are provided below, at the year-end 2003. These are the nominal prices set by Telefónica de España in accordance with the new price regulatory framework.

	At December 31,
	2001	2002	2003
Tariffs	(in euro, without taxes)
Subscription fee
Individual lines and trunk lines	95.00	59.50	59.50
Integrated Service Digital Network
Primary access	3,606.07	3,606.07	3,606.07
Basic access	168.28	168.28	168.28
Monthly subscription fee
Individual telephone line(1)	10.47	11.67	12.61
Integrated Service Digital Network
- Primary access	342.58	342.58	342.58
- Basic access(2)	22.84	22.84	23.78
Digital circuit 64KB/s of 4 km	249.26	236.24	236.24

(1)	From April 1, 2004 the fee shall be €13.1684.

(2)	From April 1, 2004 the fee shall be €24.5143.

The following table displays the applicable rates for local, provincial and interprovincial traffic.

	Initial connection charge	Exemption (seconds without additional cost;	Three minute call (1) (4) (euro cents)
	(euro cents)	only a flat rate is charged)	Peak(2)	Off peak(3)
Local	6.85	160	7.65	7.18
Provincial	8.33	0	19.85	16.25
Interprovincial	8.33	0	28.67	19.67

(1)	Call establishment fee included.

(2)	For local calls between 8 a.m. and 6 p.m. Monday to Friday. For provincial and interprovincial between 8 a.m. and 8 p.m. Monday to Friday.

(3)	Other times and public holidays.

(4)	Billing in seconds.

The following table displays the applicable rates from fixed-line to mobile calls. The first minute is billed in full, and subsequent minutes are billed per second.

	At December 31, 2003
	Initial connection charge	Tariff A(1)	Tariff B(2)
	(euro cents)	(euro cents per minute)
Telefónica Móviles España (Moviline)	6.85	18.26	10.60
Telefónica Móviles España (Movistar)	6.85	18.26	10.60
Vodafone	6.85	18.26	10.60

	Initial connection charge	Tariff C(3)	Tariff D(4)	Tariff E(5)
	(euro cents)	(euro cents per minute)
Amena	6.85	21.28	20.80	11.85

(1)	Tariff A: Monday to Friday from 8 a.m. to 8 p.m.

(2)	Tariff B: Monday to Friday from midnight to 8 a.m. and from 8 p.m. to midnight. Weekends and public holidays during the whole day.

(3)	Tariff C: Monday to Friday from 8 a.m. to 8 p.m.

(4)	Tariff D: Monday to Friday from 8 p.m. to 10 p.m.

(5)	Tariff E: Monday to Friday from midnight to 8 a.m. and from 10 p.m. to midnight. Weekends and public holidays during the entire day.

The following table shows the applicable tariffs for international long-distance traffic:

Fixed line to fixed line calls:

	Initial connection charge	Flat rate for a three minute call
	(euro cents)
Western European Countries (1)	11.87	47.87

(1)	Germany, Austria, Belgium, Denmark, Finland, France, Greece, Ireland, Italy, Luxembourg, Holland, Portugal, United Kingdom, Sweden, Andorra, Monaco, San Marino, Vatican, Switzerland and Liechtenstein.

Fixed-line to mobile calls:

	Initial connection charge	Flat rate for a three minute call
	(euro cents)
Western European Countries (1)	11.87	116.87

(1)	Germany, Austria, Belgium, Denmark, Finland, France, Greece, Ireland, Italy, Luxembourg, Holland, Portugal, United Kingdom, Sweden, Andorra, Monaco, San Marino, Vatican, Switzerland and Liechtenstein.

Fixed-line to fixed-line or mobile calls:

	Initial connection charge	Flat rate for a three minute call
	(euro cents)
Iceland and Norway	11.87	86.87
Rest of Europe(1) and part of North Africa(2)	11.87	104.87
Byelorussia, Macedonia and Tunisia	11.87	116.87
United States	11.87	47.87
Canada and part of the Caribbean	11.87	116.87
Bolivia, Colombia and Paraguay	11.87	134.87
Puerto Rico and Dominican Republic	11.87	71.87
Rest of Latin America(3)	11.87	146.87
Rest of America	11.87	176.87
Japan and Australia	11.87	206.87
Rest of the World	11.87	from 176.87 to 371.87

(1)	Czech Republic, Slovakia, Faeroe Isles, Hungary, Malta, Poland, Albania, Bosnia, Bulgaria, Croatia, Cyprus, Slovenia, Estonia, Latvia, Lithuania, Moldavia, Rumania, Russia, Turkey, Ukraine and Yugoslavia.

(3)	Morocco, Libya, Algeria and Western Sahara.

(4)	Argentina, Brazil, Costa Rica, Chile, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panamá, Peru, Venezuela.

The ORDER PRE/2085/2003, ordered the publication of the CDGAE agreement dated July 10, 2003. This order modified the maximum surcharge to be applied to calls made from public telephones, which was set at 51.56%, against the 35% that the previous price regulating framework had established.

The following table displays the tariffs charged by Telefónica de España at year-end 2003 in comparison with other European operators. Applicable rates during normal business hours have been used.

	Telefónica de España	Deustsche Telecom	France Telecom	Telecom Italia	BT (UK)
	(in euro)
Residential monthly rental fee	12.62	13.50	10.87	12.14	12.67
Business monthly rental fee	12.62	13.50	13.10	16.50	19.47

	During Business Hours
	Telefónica de España	Deustsche Telecom	France Telecom	Telecom Italia	BT (UK)
	(in euro)
3 minute calls
Local	0.08	0.10	0.13	0.10	0.14
Long-distance national	0.28	0.31	0.27	0.33	0.29

Source: Eurodata, Tarifica and operators.

Interconnection prices

The prices set for switched traffic are:

	Interconnection prices in access and termination
	Peak(1)	Off peak(2)
	(euro cents per second)
Local	0.71	0.42
Metropolitan	0.95	0.57
Single transit	1.05	0.63
Double transit	2.14	1.29

(1)	Monday to Friday 8 a.m. to 8 p.m.

(2)	Weekends and public holidays and Monday to Friday from 8 p.m. to 8 a.m.

The prices for transit services are:

	Prices of transit services
	Peak(1)	Off peak(2)
	(euro cents per second)
Unicentral	0.15	0.09
National	1.21	0.73
National with local ext.	1.60	0.96
Intranodal transit	0.44	0.26

(1)	Monday to Friday 8 a.m. to 8 p.m.

(2)	Weekends and public holidays and Monday to Friday from 8 p.m. to 8 a.m.

The prices for interconnection by capacity mode are:

	Prices of interconnection by capacity
	Price per 64 Kbps circuit(1)	Price per Mbps link(2)
	(euro per month)
Local	44.20	1,326.11
Metropolitan	62.32	1,869.63
Single transit	73.77	2,213.00
Double transit	106.20	3,186.00

(1)	Kilobytes per second.

(2)	Megabytes per second.

Prices of local loop

The Telecommunications Market Commission Resolution dated March 31, 2004 approved the modification of the local loop offer for 2004. The prices are the following:

Unbundled and shared sign-up.

	Unbundled access
	Sign-up fee	Monthly fee
	(euro)
Pair sign-up fee	22.37	11.35
Sign up fee for vacant pair terminated in a building with connection in accordance with RDL 1/1998 (ICT) requiring a single bridge in the main registration.	36.14	11.35
Sign up fee for vacant pair terminated in a building with connection in accordance with RDL 1/1998 (ICT) requiring a second bridge at the distribution point	41.42	11.35

	Shared access
	Sign-up fee	Monthly fee
	(euro)
Pair sign-up with co-location	30.13	3
Pair sign-up with remote co-location	36.04	3

Indirect access sign-up:

	Without splitter installation	With installation of plain old telephone services splitter	With installation of ISDN splitter
		(euro)
Indirect access sign-up	41.30	82.21	132.25
Change from shared access to indirect access	32.89	64.24	114.29
Change of operator in indirect access	18.43	49.78	99.82
Simultaneous change of operator and dial-up connection speed in indirect access	24.41	55.77	105.81
Disconnection in indirect access	26.66	—	—

Monthly rental fee according to modes:

Form	Subscription fee
(in euro)
D	22.66
A	26.51
B	44.99
J	72.00
C	90.34
K	125.00
L	200.00
M	280.00

Customer Service

In order to adequately respond to the new competitive environment, we have undertaken considerable efforts to improve the quality of our customer service, which we consider as one of our top priorities. We have segmented our customers so that the specific needs of each segment may be served best. In addition, we have increased our contact center capacity to focus more on customer service. In connection with our efforts to improve customer service and meet the needs of our customers, in 2003 we introduced a series of new products and services.

Most notably, we introduced Wi-Fi “hot spots”, which allow customers to have wireless Internet access, additional internal company services and the TV Imagenio service, a service launched in 2004 which allows customers to have access to video on-demand, and other home-entertainment services. We have continued to develop products previously introduced, most notably, Short Messaging Service from fixed telephony as well as our “combinados” consumer plans that combine access and traffic, allowing each client to optimize its consumption according to calling destination and calling time profile. The most relevant products developed in 2003 are ADSL connectivity, which exceeded 1,660,000 access lines as of year-end 2003, as a consequence of the development of value added services, especially “ADSL solutions”.

The corporate customer service model developed by Telefónica de España, which is aimed at achieving the highest degree of efficiency in customer service, features the following:

•	A 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;

•	The Tiendas Telefónica (“Telefónica stores”) where customers can test and buy all of the products marketed by Telefónica;

•	Telefónica’s “virtual” store, accessible by Internet, which offers the ability to order and purchase online all of the services and products offered by Telefónica; and

•	A sophisticated customer service system for companies, that ranges from a telephone helping line, which for small companies is based on client portfolio criteria, to the creation of equipment for customer care and multidisciplinary activity sectors sales or individual company sales, for big clients.

Telefónica Telecomunicaciones Públicas (“TTP”, formerly known as Cabinas Telefónicas, S.A., “Cabitel”)

TTP is a wholly owned subsidiary of Telefónica de España, S.A., which focuses on the commercialization, installation, management and maintenance of public telephony as well as the advertising use of any base, outlet or service capable of supporting this activity.

Telefónica Cable

Telefónica Cable operates in the ADSL environments, through the Imagenio project, providing digital television, digital audio, broadband Internet through both television and PC, and video on demand. As of year-end 2002, it did not receive revenues from these activities.

Telyco Group

The Telyco group is comprised of the two following entities.

•	Telyco S.A.U. is a wholly owned subsidiary of Telefónica de España, S.A., which supplies commercially, distributes and commercializes telecommunications equipment directly through its stores and authorized dealers, as well as engaging in wholesale distribution. Telyco has a commercial network that covers Spain through its direct channels (stores and direct sale) and indirect channels (associated commercial group – Telyco stores and wholesale channel).

•	Telyco Maroc S.A. is a 54% owned subsidiary of Telyco S.A.U. located in Morocco, which supplies mobile telephone products to Medi Telecom.

Telefónica Soluciones Sectoriales

The Telefónica Soluciones Sectoriales group is comprised of the two following entities:

•	Telefónica Soluciones Sectoriales, a wholly owned subsidiary of Telefónica de España, S.A., serves as an investment vehicle for information technology and telecommunications projects through shareholdings in related companies. Additionally, participates on the boards of trustees of five foundations.

•	During 2003, Telefónica Soluciones Sectoriales acquired 100% of Interdomain from Telefónica Data España. Interdomain’s main activity is related to recording Internet domains at a national and international level.

Worldwide Wireless Communications Services—Telefónica Móviles

We conduct our worldwide wireless operations principally through Telefónica Móviles. Telefónica Móviles is a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. Telefónica Móviles estimates, based on information made public by its competitors, local regulatory authorities and data collected from interconnection fees charged and paid, that its is the fifth largest global provider of wireless communication services based upon managed customers at December 31, 2003. Managed customers include all our customers from all operators in which Telefónica Móviles holds an economic participation (including TCO for 2003) and the customers from its managed operations in Chile and Puerto Rico. After its acquisition of BellSouth’s Latin America wireless operations, Telefónica Móviles, estimates, based on information made public by its competitors, local regulatory authorities and data collected from interconnection fees charged and paid, that it will become the fourth largest global provider of wireless communication services in terms of total managed customers. Telefónica Móviles offers a broad range of wireless services, including voice services, enhanced calling features, international roaming, wireless internet and data services, wireless intranets and other corporate services.

At December 31, 2003, Telefónica Móviles provided wireless services through its operating companies and joint ventures, to approximately 52 million managed customers in territories with a population of approximately 408 million. Telefónica Móviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala, Argentina and, through its joint ventures with Portugal Telecom, it also provides wireless communication services in Brazil and Morocco. In addition, it manages operations in Puerto Rico on our behalf and wireless operations in Chile.

Telefónica Móviles’ strategy is to focus on increasing its profitability and cash flow in the medium term by optimizing its investments and operating efficiencies while assessing the potential for growth in new markets and reinforcing its market leadership position in Spain and Latin America. Telefónica Móviles will continue to analyze the possibility of selective acquisitions and strategic agreements that complement its business. For example, such agreements that it has entered into include the acquisition of TCO in 2003 and the acquisition of BellSouth’s Latin American wireless operations in 2004. Telefónica Móviles believes that growth in its markets will be driven by (i) increased customer usage of its wireless services, including both voice and data services, (ii) the introduction of new wireless data and Internet services, and (iii) increased penetration rates in its Latin American markets.

Telefónica Móviles also has licenses to provide UMTS services, or Universal Mobile Telephone System and is one of the most commonly accepted 3G (third generation) standard in the world. It allows wireless multimedia voice and data transmission speeds of up to 384 kbps, in Switzerland through its wholly owned subsidiaries, in Germany through its 57.2% interest in the Group 3G UMTS Holding GmbH consortium, or Group 3G, and in Italy through its 45.59% interest in the IPSE 2000 consortium. Telefónica Móviles has, however, restructured its operations in these countries. See “Item 5 – Operating and Financial Review and Prospects – Operating Results – Overview – Presentation of Financial Information – Other Events Affecting the Comparison of our Results”.

The following table provides a summary overview of our operating companies and those companies in which we have non-controlling minority interests.

Country	Name of Company	Service Territory	Ownership Interest at December 31, 2003(1)	Population	Total Customers at December 31, 2003
				(in millions)	(in millions)
Spain	Telefónica Móviles de España	Nationwide	92.4%	43	19.7
Brazil	Brasilcel, N.V.(2)(3)	Nationwide except for regions 4 and 10	46.2%	130	20.7
Mexico	Telefónica Móviles Mexico(4)	Nationwide	85.0%	103	3.5
Peru	Telefónica Móviles Perú	Nationwide	90.6%	27	1.5
Argentina	Telefónica Comunicaciones Personales	Nationwide	90.5%	38	1.8
El Salvador	Telefónica Móviles El Salvador	Nationwide	83.5%	7	0.2

Country	Name of Company	Service Territory	Ownership Interest at December 31, 2003(1)	Population	Total Customers at December 31, 2003
				(In Million)	(In Million)
Guatemala	Telefónica Centroamérica Guatemala	Nationwide	92.4%	12	0.1
Morocco	Medi Telecom	Nationwide	29.7%	30	2.1
Chile	Telefónica Móvil(5)	Nationwide	43.6%	16	2.3
Puerto Rico	NewComm Wireless Services(6)	Intra island	49.9%	4.0	0.2

Total			n.a.	390.8	52.1

(1)	Represents the ownership interest of the Telefónica Group.

(2)	Jointly controlled and managed by Telefónica Móviles and Portugal Telecom. As of December 31, 2003, Brasilcel, Telefónica Móviles’ joint venture established with Portugal Telecom, holds 86.19% of Tele Sudeste Celular, 50.54% of Celular CRT, 27.70% of Tele Leste Celular, 65.12% of Telesp Celular Participações, S.A. and 28.87% of Tele Centro Oeste Celular Participaçoes, S.A. Through its 50% interest in Brasilcel, as of December 31, 2003, Telefónica Móviles indirectly holds 43.10% of Tele Sudeste, 25.27% of Celular CRT, 13.85% of Tele Leste Celular, 32.56% of Telesp Celular Participações, S.A. and 9.40% of Tele Centro Oeste Celular Participaçoes, S.A.

(3)	Joint venture with Portugal Telecom that includes 100% of the assets of the Brazilian mobile companies transferred to Telefónica Móviles (Tele Sudeste Celular, Celular CRT, Tele Leste Celular and Telesp Celular) and Portugal Telecom (Telesp Celular and Global Telecom). Tele Sudeste Celular and Celular CRT were fully consolidated as of December 31, 2000 and December 31, 2001, respectively, and Tele Leste Celular was included in Telefónica Móviles’ combined financial statements in these periods under the equity method. Brasilcel’s balance sheet was proportionally consolidated in its combined financial statements as of December 31, 2002 and the results for the whole year of Tele Leste Celular, Tele Sudeste Celular and Celular CRT were fully consolidated in the combined statement of operations until this transfer was made on December 27, 2002.

(4)	Telefónica Móviles México, S.A. de C.V. holds interests in 100% of Baja Celular Mexicano, 90.0% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónica, S.A. de C.V. and 100% of Pegaso PCS. Through its 92.0% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2002, Telefónica Móviles indirectly holds 92.0% of Baja Celular Mexicano, 82.8% of Movitel del Noroeste, 92.0% of Telefónica Celular del Norte, 92.0% of Celular de Telefónica, S.A. de C.V. and 92.0% of Pegaso PCS.

(5)	Startel, which operates under the trade name Telefónica Móvil, is a subsidiary of Compañía Telecomunicaciones de Chile, in which we held a 43.6% interest at December 31, 2003 through Telefónica Latinoamérica. Startel’s operations are managed by Telefónica Móviles.

(6)	Our interest is in the form of a note convertible into up to 49.9% of the capital stock of NewComm Wireless Services, subject to the receipt of necessary U.S. regulatory authorizations. NewComm Wireless Services’ operations are managed by Telefónica Móviles.

Services and Products

Telefónica Móviles’ operating companies offer a wide variety of wireless and related services and products to consumer and business customers. Although the products available vary from country to country, the following are Telefónica Móviles’ principal services and products:

•	Wireless Voice Services. Telefónica Móviles’ principal service in all of its markets is wireless voice telephony, which has gained increased usage as a result of Telefónica Móviles’ increased customer base and increased market penetration rates. Accordingly, Telefónica Móviles is also able to offer new services such as those detailed below.

•	Value Added Services. Customers in most of Telefónica Móviles’ markets have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling.

•

Wireless Internet. As part of Telefónica Móviles’ strategy to become a leader in the wireless Internet sector, it offers Internet access in an increasing number of areas, mainly through the e-moción brand, which allows its clients to access a wide range of mobile Internet services through voice, WAP or GPRS. GPRS, or general packet radio service, is the natural evolution of GSM towards 2.5G, allowing wireless voice and higher-speed data transmission.

WAP, or wireless application protocol, is a standard protocol allowing for wireless Internet access. Telefónica Móviles’ operators in Brazil, Argentina, Peru, El Salvador, Guatemala, Morocco and Puerto Rico have launched MoviStar-emoción or services similar in content under other brands, such as “Vivo ao Vivo” in Brazil. Through wireless Internet access, Telefónica Móviles’ customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use our other data services. Current data services offered include short messaging services, or SMS, and Multimedia Messaging Services, or MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica Móviles also provides wireless connectivity for devices such as laptops and personal digital assistants. Technological advances, which include the development of GPRS and UMTS, facilitate the development of these services by increasing the speed at which data is transmitted, and making it possible to expand the offer of services and reduce their cost. Telefónica Móviles launched GPRS services in Spain for customers in 2001, and in Brazil and Peru it launched CDMA 1XRTT services during 2002 and 2003. CDMA 1XRTT, or code division multiple access, is a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s.

•	Corporate Services. Telefónica Móviles provides business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo 2000, and other advanced solutions for data, developed for specific sectors. In addition, as of February 13, 2004, Telefónica Móviles España offers its corporate customers “Oficin@ Movistar UMTS”, the first third generation service offered in Spain by a mobile operator offering high-speed data transmission of up to 384 kbits/s.

•	Roaming. Telefónica Móviles has roaming agreements that allow its customers to use their handsets when they are outside of their service territories, including on an international basis. In 2002, Telefónica Móviles extended international roaming services to pre-paid customers. It has also implemented intelligent network technology using the CAMEL standard for its customers in Spain. This allows Telefónica Móviles’ customers to use their mobile telephones in European countries where a roaming agreement has been reached as if they were in their home country, for example, by not having to dial customary roaming prefixes. In Brazil, Mexico and Argentina, Telefónica Móviles’ roaming agreements allow its customers to make and receive calls throughout the national territories of these countries.

•	Trunking and Paging. In Spain and Guatemala, Telefónica Móviles provides digital wireless services for closed-user groups of clients and paging services.

•	M-payment. Through Telefónica Móviles’ subsidiary Telefónica Móviles España, and together with Vodafone España, Amena and many other financial institutions and processing companies, Telefónica Móviles has an interest of 13.33% in MobiPay España, a company incorporated to develop micro-payments. Telefónica Móviles also has a 36.05% interest in MobiPay International, aimed at expediting payments through mobile phones in an international setting. In addition, on February 26, 2003 Telefónica Móviles announced its participation in the new MPSA (Mobile Payment Services Association). The association, which is composed of Vodafone, Orange, T-Mobile and Telefónica Móviles, will operate under the brand name Simpay. For further information see “—Wireless Internet and Data Initiatives—M-Payment”.

•	Other Services. Telefónica Móviles also has the technology available to provide other value added wireless services such as location-based services and telematics. Location-based services permit the precise location of the handset to be determined by its networks, which will permit users to receive and access information specific to such location. Telefónica Móviles believes that this technology will be widely used in fleet management, logistics and security monitoring. Telematics applications permit the delivery of data to machines, such as automobiles and vending machines.

Telefónica Móviles’ Operations

Telefónica Móviles’ operations currently are conducted in three distinct geographic areas:

•	Spain;

•	Morocco; and

•	Latin America.

Telefónica Móviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala and Argentina, and through its joint ventures with Portugal Telecom, it also provides wireless communication services in Brazil and Morocco. In addition, Telefónica Móviles manages operations in Puerto Rico and, on our behalf, our wireless operations in Chile. At December 31, 2003, Telefónica Móviles provided wireless services through its operating companies and joint ventures to approximately 52 million managed customers and its licenses and concessions covered markets with over 408 million people.

The following section provides a description of the markets in which Telefónica Móviles operates and includes information on its market share by geographic location. Customer information on the wireless markets in which Telefónica Móviles operates, including its market share, are estimates that Telefónica Móviles has based on information made public by its competitors or by local regulators in the respective markets. With respect to its operations in Morocco, this information is also based on data collected from interconnection fees charged and paid in this market.

Spain

Telefónica Móviles offers wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain in terms of total number of customers at December 31, 2003. Telefónica Móviles España had approximately 19.7 million customers at December 31, 2003, representing an estimated 52.4% market share.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ operations in Spain:

	Year ended December 31,
	2001	2002	2003
Total customers (in millions at period end)	16.8	18.4	19.7
Pre-paid customers (in millions at period end)	11.5	11.9	11.7
Population in service territory (in millions at period end)	42	42	43

Source:	Telefónica Móviles

Our group has offered wireless services in Spain since 1982 with the launch of analog wireless services under the brand MoviLine. Digital wireless services, using GSM 900 MHz technology, were launched in 1995 under the MoviStar brand name, which has since become one of the most widely recognized brands in Spain. GSM, or global standard for mobile, is one of the most widely used standard systems for wireless communication. In 1997, Telefónica Móviles España launched the first pre-paid wireless service in Spain under the MoviStar Activa brand name, and, in January 1999, Telefónica Móviles España launched the GSM 1800 MHz service. In March 2000, having achieved the highest rating in the award process, Telefónica Móviles España was awarded a third generation wireless, or UMTS, license covering the Spanish national territory for €131 million.

Market

With an estimated population of approximately 43 million people, Spain is the fifth largest wireless market in Western Europe with approximately 37.5 million wireless customers at December 31, 2003. This customer base represents a penetration rate of 88%. The Spanish market grew 12% in 2003.

The Spanish wireless market has shown increasing growth as a result of a decline of wireless handset prices and per minute call rates, and the introduction of pre-paid tariffs. At December 31, 2003, Telefónica Móviles España had approximately 19.7 million customers, which includes approximately 1.2 million customers added during 2003, a 7% increase of its total customer base compared to 2002.

Telefónica Móviles España believes that, to date, it has been successful in preserving and expanding its advantage in terms of absolute numbers of customers and quality of average customer in terms of minutes of usage. Telefónica Móviles España estimates that its outgoing traffic market share is higher than its customer market share.

Network and Technology

Telefónica Móviles España’s licenses and concessions in Spain permit it to operate digital networks and analog networks. Since December 31, 2003, however, Telefónica Móviles España has not operated an analog network. Telefónica Móviles España also holds one of four nationwide licenses for UMTS services in the country.

Telefónica Móviles España’s digital network in Spain is based upon the GSM standard. The prevalence of the GSM standard, together with Telefónica Móviles España’s international roaming agreements, enables its MoviStar customers to make and receive calls throughout Western Europe and in almost 200 countries worldwide. Telefónica Móviles España’s GSM-based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products.

Telefónica Móviles España’s licenses entitle it to 40 MHz of spectrum in the 900 MHz band and 2x24.8 MHz of spectrum in the DCS 1800 MHz band. Under the terms of its UMTS license, Telefónica Móviles España is authorized to operate using two paired, or two-way, 15 MHz channels plus one unpaired, or one-way, 5 MHz channel.

In 2001, 2002 and 2003, Telefónica Móviles España invested in the aggregate approximately €1,821 million in building out and enhancing its networks in Spain, developing its technological platforms and information systems. At December 31, 2003, Telefónica Móviles España’s digital network in Spain, which consisted of more than 115 switching centers and more than 15,000 base stations, provided coverage to approximately 99% of the population. The amounts invested in 2001, 2002 and 2003 have been used to enhance the quality of its coverage of high-density areas, to permit more intensive use of its wireless services within buildings in an urban environment, further enhancing the appeal of wireless communications and to introduce new technologies. Also, in 2003, Telefónica Móviles España continued to roll-out its UMTS network, complying with its obligations under its UMTS license. In October 2003 it was the first mobile operator in Spain to launch a pre-commercial service based on UMTS technology. In addition, as of February 13, 2004, Telefónica Móviles España offers to its corporate customers “Oficin@ Movistar UMTS,” the first third generation service offered in Spain by a mobile operator offering high-speed data transmission up to 384 kbits/s.

The Spanish wireless market has been receptive to new wireless services, such as SMS and wireless Internet. In 2001, Telefónica Móviles España launched GPRS, which increases the speed and efficiencies of existing GSM networks, allowing for the introduction of new services. In 2002, Telefónica Móviles España launched multi-media messaging service or, MMS, which allows customers to send and receive messages combining color photographs and images with voice, sound, animations or text. Photographs can be taken with handsets that have MMS capacity and integrated cameras and then attached to music or a voice messages and sent to others. The introduction of MMS in Spain has brought customers closer to the potential of third generation, or 3G, services while still utilizing existing technology such as GPRS. With the roll-out of MMS, Telefónica Móviles España continues to demonstrate its commitment to be a leader in the roll-out of innovative technology in Spain. In line with its commitment with technological innovation and with making the most innovative services available to its clients, in 2003, Telefónica Móviles España developed the following various new services and data applications:

•	In June 2003, Telefónica Móviles España, under a general collaboration agreement with NTT DoCoMo, became the first operator in the Spanish market to provide i-mode™ navigation service as part of its e-moción brand. i-mode™ is a proprietary, packet-based information service, which allows access to internet services for mobile phones. i-mode™ is one of the most successful mobile services and technologies worldwide, and is characterized by ease in navigation and by the wide diversity of its contents. Telefónica Móviles España estimates that 170,000 of its customers became users of this service in six months.

•	The GPRS technology developed significantly in 2003. Telefónica Móviles España estimates that its revenues have increased six-fold since 2002 and it has become one of the most widely accepted services with its customers.

•	In 2003, multimedia messaging services, or MMS, became more widely accepted. Almost one half of the handsets sold by Telefónica Móviles España in 2003 were equipped with MMS technology. Furthermore, at December 31, 2003 over 500,000 of its customers were users of this service.

•	With regard to the corporate and professional segment, Telefónica Móviles España is continually developing applications that will improve corporate management. For example, Telefónica Móviles España recently introduced “Oficin@ Movistar UMTS”, which offers third generation services to corporate customers.

The introduction of data and non-voice services to the customers by Telefónica Móviles España was facilitated by the strategy of launching “TSM” handsets, which are self-branded handsets marketed in Spain since April 2003. These TSM handsets provide advanced options and capabilities to our customers at a reasonable price. Telefónica Móviles España has provided a range of self-branded handsets that meet the specific needs of each market segment allowing for advanced technologies such as i-mode™, MMS and GPRS to be more easily accessible to our customers.

In general, Telefónica Móviles España’s strategy is to use a variety of suppliers based on the quality and rates of their services and products. In Spain, Ericsson, Motorola and Nokia have supplied the majority of Telefónica Móviles España’s GSM and GPRS network. Ericsson supplied the majority of the infrastructures for the first phase of the roll-out of its UMTS Network, and Ericsson and Siemens are supplying the infrastructure for the second phase of the roll-out.

Sales and Marketing

Since Telefónica Móviles España began providing wireless services in Spain, its sales and marketing strategy has been to generate increased brand awareness, customer growth and increased revenues. As the Spanish market continues to mature, Telefónica Móviles España’s focus has been shifting from customer acquisition to management of its customer relationships and continuation of profitable growth through customer loyalty and new products and services.

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

For purposes of sales and distribution, Telefónica Móviles España divides the Spanish market into the consumer market and business market. At December 31, 2003, Telefónica Móviles España had approximately 10,000 points of sale for the consumer market. In addition, Telefónica Móviles España uses approximately 100 points of sale that are owned by our Group.

In the wireless business sector, Telefónica Móviles España uses its distributors to market to small and medium sized enterprises and uses its own corporate sales force to target large business customers. Telefónica Móviles España offers a variety of plans, ranging from volume discounts to specifically tailored service contracts.

Telefónica Móviles España offers several different pricing options for wireless services. At December 31, 2003, more than 40% of Telefónica Móviles España’s total customer base are contract customers, and 60% are pre-paid (MoviStar Activa).

In 2003, in order to stimulate demand from its customers, Telefónica Móviles España continued encouraging customer migration from its pre-paid plans to its contract plans, in line with the process that started in March 2002, when the contract plans of Telefónica Móviles España no longer contained a monthly fee, instead they required a minimum usage commitment. In 2003, more than 1.1 million pre-paid customers migrated to contract plans which had a significant impact on its contract customer mix in 2003, as compared to 2002.

The competitive tariffs of and quality of services provided by Telefónica Móviles España, along with its success in encouraging migration to its contract plans, have led to improvement in the usage and spending pattern of its customers. Minutes of usage, or MOU, per customer in Spain increased by 10% in 2003 compared to 2002. Total traffic also increased to 37,700 million minutes, a 18.2% increase compared to 2002. In addition, data and content services are becoming increasingly important methods by which wireless customers in Spain communicate. In 2003, over 9,300 million SMS crossed over the network of Telefónica Móviles España, an 11% increase when compared to 2002. Moreover, approximately 33% of SMS using the Telefónica Móviles España network involved the access of a content service.

As a result, in 2003, average revenue per user, or ARPU, in Spain has changed its annual trend. ARPU has increased on an annual basis for the first time in Telefónica Móviles España’s history. Telefónica Móviles España’s ARPU in 2003 increased by 3.7% to €29.7, compared to 2002. Revenue from data services in Telefónica Móviles España was €544 million in 2003 and ARPU from data services was €3.7 in 2003, an increase of 8.8% compared to 2002. The increase in ARPU from data services was primarily due to a substantial growth of non-SMS data services, which gave rise to an increase in non-SMS related revenues, out of total data revenues, of 5 percentage points.

In addition to its improved performance, Telefónica Móviles España has also reduced costs in order to take full advantage of its economies of scale. Accordingly, the amount spent by Telefónica Móviles España to acquire and retain customers as a percentage of net sales was 7.1%, a decrease of 0.8 percentage points from 2002. This decrease was despite the substantial increase in commercial activity (the sum of new customer additions, customer migrations and handset upgrades) in 2003.

Regulation

Licenses and concessions. Under the new General Telecommunications Law, anyone interested in the exploitation of a telecommunications network or in the provision of electronic communication services should notify the Telecommunications Market Commission prior to the commencement of the activity. The Telecommunications Market Commission will register the telecommunication operator in the Operator Registry.

All the licenses and authorizations for the exploitation of telecommunications networks or for the provision of electronic communications services are extinguished after the new General Telecommunications Law comes into force. Nevertheless, the acquisition of radio-electric spectrum rights, the right to occupy public and private property and numbering should carry on according to the appropriate regulation.

Telefónica Móviles España holds the following concessions for the use of spectrum which terms and conditions are associated with the former licenses now extinguished:

Concession Type (licenses)	Concession Duration	Ending Date	Extension Period
GSM 900	15 years	February 3, 2010	5 years
DCS—1800	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years
Paging	20 years	April 24, 2020	10 years

Interconnection. Because Telefónica Móviles has been classified by the Telecommunications Market Commission as a market dominant operator in the wireless and interconnection markets, Telefónica Móviles España must provide cost oriented interconnection rates on a non-discriminatory transparent and proportional basis based on objective criteria. Prices must be set in accordance with the cost orientation principle. The technical and financial conditions under which the dominant operators provide interconnection services to itself or to its subsidiaries must be offered under the same conditions to the other operators. This obligation principally relates to the quality of services, delivery schedule and the terms and conditions for the provision of interconnection services. Likewise,

Telefónica Móviles España must provide relevant information on the technical and functional specifications of the interconnection points to any operator that requests interconnection.

Every year Telefónica Móviles España must file separate accounts with the Telecommunications Market Commission for its interconnection related activities. The accounts must include the interconnection services that Telefónica Móviles España provided to itself and to its subsidiaries or affiliates as well as the services provided to other operators.

The mobile telephony operators that are dominant in the Spanish interconnection market, which are Telefónica Móviles España, Vodafone España, S.A. and Retevisión Móvil, S.A., must file externally audited costs with the Ministry of Economy and the Ministry of Industry, Trade and Tourism and to the Telecommunications Market Commission, once a year.

The Telecommunications Market Commission initiated a procedure on September 11, 2003 to determine Telefónica Móviles España’s termination interconnection prices. On December 18, 2003, the Telecommunications Market Commission established the average maximum price for Telefónica Móviles España’s interconnection termination service at €0.145 per minute, beginning on January 31, 2004.

Number Safekeeping

Since November 2000, mobile telephony users are able to keep their telephone number whenever they switch mobile operators.

Tariffs

The mobile operators that provide mobile telephone services may generally set the tariffs they charge to their clients. However, the General Telecommunications Law provides the Government’s Deputy Commission for Financial Affairs the faculty to set transitorily maximum and minimum prices, as well as fixed prices. The Government’s Commission has not regulated rates of digital wireless services to date.

Telefónica Móviles España can freely set the rates for the services provided to its customers and must only communicate the rates to the regulatory authorities and to the consumer and customer organizations.

Virtual mobile operators

Virtual mobile operators are mobile operators who do not own a network and who may provide mobile telephony service through voluntary non-discriminatory access agreements with mobile operators who own existing networks. On March 20, 2002, the Official State Gazette (B.O.E) published the ministerial order which regulates virtual mobile operators (“VMO”).

A VMO must inform the Telecommunications Market Commission of their contracts with other operators before offering services over their networks. A VMO does not have any coverage obligation nor the right to occupy public and private property or share infrastructure with other operators. The CMT has attributed several VMO licenses in 2002.

Competition

Telefónica Móviles de España currently has two competitors in the Spanish market for wireless communications service: Vodafone España, a subsidiary of Vodafone PLC, and Retevisión Móvil S.A., which operates under the trade name Amena.

In early 2000, the Spanish government awarded four third generation wireless, or UMTS, licenses, which cover the entire country of Spain. We were awarded one of these licenses, while the others were awarded to Retevisión Móvil, Vodafone and the Xfera consortium.

Morocco

Telefónica Móviles provides wireless services in Morocco through Medi Telecom, S.A., in which it holds a 32.18% interest and shares management responsibilities with Portugal Telecom, which holds a 32.18% interest in Medi Telecom as well. Medi Telecom is also owned by local minority shareholders. Medi Telecom is the second largest wireless operator in Morocco with approximately 2.06 million customers at December 31, 2003, representing approximately 43% of the market. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

Telefónica Móviles has entered into a shareholders’ agreement with other shareholders of Medi Telecom under which it has the right to appoint the chief executive officer of Medi Telecom. In addition, as of April 2003, the sale or transfer of shares in Medi Telecom triggers a right of first refusal with a priority for Telefónica Móviles and Portugal Telecom. The shareholders’ agreement also requires specified majority votes to approve most corporate actions.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Medi Telecom:

	Year ended December 31,
	2001	2002	2003
Total wireless customers (in millions at period end)	1.1	1.6	2.06
Pre-paid customers (in millions at period end)	1.0	1.5	1.9
Population in service territory (in millions at period end)	29	30	30
Source: Telefónica Móviles, except population Population: Pyramid Research

Licenses

In July 1999, Medi Telecom was awarded a GSM license in the 900 MHz band. This license allows Medi Telecom to provide wireless services and to use the spectrum and covers all Morocco. The license is valid for a period of 15 years from August 2, 1999 and may be renewed for one five-year period, subject to the fulfillment by the operator, of certain terms and conditions.

Network and Technology

Medi Telecom’s network in Morocco is based upon the GSM standard. Its license entitles it to 50 MHz spectrum in the 900 MHz band. In 2001, 2002 and 2003, Medi Telecom invested a total of approximately €359 million in building out and enhancing its digital network in Morocco. At December 31, 2003, Medi Telecom’s digital network in Morocco consisted of 12 switching centers and 1,616 base stations giving coverage to over 89% of the population. Medi Telecom plans to make new investments to increase the coverage of its network. Medi Telecom has been offering wireless Internet since April 2001.

Competition

Medi Telecom currently competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

Brazil

Telefónica Móviles and Portugal Telecom are 50:50 shareholders in Brasilcel, N.V., or Brasilcel, a joint venture which combines Telefónica Móviles’ wireless businesses in Brazil with those of Portugal Telecom. This joint venture is the leading wireless operator in Brazil in terms of total number of customers at December 31, 2003. At December 31, 2003 Brasilcel had a total of 20.7 million customers, of which 4.9 million are contract customers based on information provided by its competitors and regulatory authorities. Brasilcel has an estimated average share in its markets of operations of approximately 56% at December 31, 2003. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 19 states in Brazil and its federal capital, with a population of approximately 130 million, and covering more than 83% of Brazil’s gross domestic product.

The following table shows the different states where service is provided by Vivo’s operators in 2003:

Company	State
Telesp Celular	São Paolo (SP)
Tele Sudeste	Rio de Janeiro (RJ) and Espiritu Santo (ES)
Global Telecom	Paraná (PA) and Santa Catarina (SC)
CRT Celular	Rio Grande do Soul (RS)
Tele Centro Oeste	Acre (AC), Goiás (GO), Mato Grosso (MT), Mato Grosso do Soul (MS), Rondônia (RO), Tocantins (TO), Distrito Federal (DF), Amazonas (AM), Pará (PA), Amapá (AP), Roraima (RR) and Maranhão (MA)
Tele Leste	Bahia (BA) and Sergipe (SE)

The following table presents, at the dates and for the periods indicated, selected statistical data relating to the operations of Vivo:

	Year ended December 31,
	2001	2002	2003
Population in service territory (in millions at period end)	43	97	130
Total customers (in millions at period end) (1)	5.6	13.7	20.7
Pre-paid customers (in millions at period end) (1)	3.7	10.1	15.8
Source: Telefónica Móviles, except population data Population: Pyramid Research

(1)	Total customers and pre-paid customers in 2003 reflect the customers of Brasilcel, including TCO from May 2003. Total customers and pre-paid customers for 2002 and 2001 reflect the customers of Tele Leste Celular, Tele Sudeste Celular, Telesp Celular and Celular CRT.

In 2003, Vivo has consolidated its leadership position, with a client base of approximately 20.7 million clients at year-end December 31, with an estimated market share of 56% in its areas of operations and of 45% in Brazil.

Licenses and Concessions

On December 4, 2002, ANATEL authorized the contribution to Brasilcel, of the wireless assets in Brazil of both Portugal Telecom and Telefónica Móviles and allowed the migration of Brasilcel’s operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel’s operators replaced all their old licensing titles with new SMP authorization titles. The old licensing titles were concessions granted under the Cellular Mobile Service, or the SMC regime. The new SMP authorizations include the right of providing cellular services for an unlimited period of time but restrain the right of using the spectrum according to the schedules listed in the old licensing titles (Celular CRT until 2007, Telerj Celular until 2005, Telest Celular until 2008. Telebahia Celular and Telergipe Celular until 2008 and Telesp Ceular until 2008). Spectrum rights may be renewed only once for a 15- year period.

Regulation

The wireless telecommunications companies that operate pursuant to authorizations are subject to general obligations set forth by the National Agency for Telecommunications, or Anatel, and to obligations pursuant to each authorization agreement concerning quality of services, network expansion and modernization.

Interconnection. Resolution 40/98 approved the general interconnection regulations. Interconnection is mandatory for all telecommunications operators. Conflicts arising from the negotiations between operators are resolved through the arbitration by Anatel.

Existing regulations determine that operators that offer general public services (fixed line services, personal mobile services (SMP), specialized mobile services – trunking and cable TV) must publish the terms and conditions for the interconnection with their networks.

Rates. The interconnection rates (access, transit and termination charges) are regulated by Anatel and are adjusted annually in accordance with the Brazilian consumer price index, and discounting a productivity factor.

The rates that wireless service providers may charge their customers are also regulated by the SMP regime. The SMP regime allows operators to either freely negotiate their interconnection rates with other operators or apply a maximum rate fixed by Anatel, and reviewed annually. In addition, under the SMP rules, the retail rates charged to customers for fixed-to-mobile calls cannot be less than the sum of the interconnection fees charged on the fixed and mobile calls.

Network and Technology

The licenses granted to the companies integrated in Brasilcel allow operations in CDMA 1XRTT and TDMA networks. Vivo offers both analog and digital services in the band of 800 MHz. CDMA 1XRTT, or code division multiple access, is a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s. TDMA, or time division multiple access, is a digital mobile phone technology that allows several calls to share a single channel without interfering with one another. We believe Vivo has differentiated itself in Brazil by offering more innovative and advanced products and services, in part because of their new networks with the high technological capacity of CDMA 1XRTT. This technology facilitates data transmission at speeds of 144 Kbytes per second and provides a significant competitive advantage for Vivo. The companies of Vivo that offered services in CDMA Networks (Telesp Celular TeleSudeste Celular, Global Telecom y TeleLeste Celular) have upgraded their networks by the layout of CDMA-1XRTT, and the companies which offered services based on TDMA Networks (Celular CRT and TCO) are selectively overlaying CDMA-1xRTT. In 2003, there has been a significant increase of CDMA 1XRTT coverage, reaching 101 cities at year-end.

In 2003 the growth trend in the usage of data services was assisted by the increase in SMS and WAP enabled handsets. Vivo continued to lead the development and innovation of data services in Brazil, exploiting the competitive advantage of its CDMA 1XRTT network in respect to its competitors.

During the 2001, 2002, and 2003 Vivo invested approximately €601 million in the development of the networks of its companies in Brazil, fundamentally the layout of the CDMA 1XRTT network.

Sales and Marketing

In 2003 the launching of Vivo as the single brand of operations for Brasicel in Brazil was announced. The consolidation of a unified commercial model for the whole country centered on the Vivo brand substituting the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase its customer base, as well as revenues, by retaining customers and maintaining their distribution channels. Loyalty programs have been established for both contract and prepaid customers. Under the programs, contract customers accrue the right to a handset upgrade based on the revenues generated by such customers. Additionally, prepaid clients have access modern handsets at a competitive price. The launching of the Vivo brand was accompanied by other measures designed to contribute to the success of the commercial strategy. For example, Vivo improved the management of its distribution channels, which consisted of 7,500 points of sale at the national level in 2003. Additionally, Vivo prepaid customers were provided access to a wide range of points of “recharges”. The recharges can also be made by electronic transfers through the commercial banking network.

As of December 31 2003, approximately 23% of Vivo’s customers were contract clients and the remaining 77% were prepaid customers.

Competition

The growth of the Brazilian market has been considerable during the past years while being accompanied by an increase in competition due to the introduction of two new competitors (TIM and Oi) and the expansion of Claro. TIM, Oi and Claro, together with Vivo represent the principal operators in Brazil.

Peru

Telefónica Móviles provides wireless services in Peru through Telefónica Móviles, S.A.C., or Telefónica Móviles Perú. Telefónica Móviles Perú is the leading wireless operator in Peru with approximately 1.5 million customers at December 31, 2003. Telefónica Móviles Perú has approximately 52% of the market share.

In March 2001, as a preliminary step in the transfer of our wireless operations in Peru to Telefónica Móviles, we transferred an approximately 16.5% interest in Telefónica del Perú S.A.A. to Telefónica Móviles in exchange for 65,939,564 ordinary shares of Telefónica Móviles. In accordance with the resolution of the shareholders of Telefónica del Perú to divide the company along business lines, Telefónica del Perú spun off its wireless operations in June 2001 in the form of shares of Telefónica Móviles, S.A.C. and its data operations. Telefónica Móviles agreed with other members of the Telefónica Group who were shareholders of Telefónica del Perú to exchange, following such spin-offs, the shares of such data operations that they received in its spin-off, as well as the shares they held in Telefónica del Perú, for the shares in Telefónica Móviles, S.A.C. that they received in its spin-off. Following the spin-off and share exchanges, and additional share purchases, Telefónica Móviles holds indirectly a 97.97% interest in Telefónica Móviles, S.A.C. and do not hold any interest in such data operations or Telefónica del Perú.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles Perú. Telefónica Móviles began consolidating Telefónica Móviles Perú in our combined financial statements as of January 1, 2001.

	Year ended December 31,
	2001	2002	2003
Total customers (in millions at period end)	1.1	1.2	1.5
Pre-paid customers (in millions at period end)	0.9	1.0	1.2
Population in service territory (in millions at period end)	26	26	27
Source: Telefónica Móviles, except population Population: Pyramid Research

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

Regulation

The Telecommunications Act (Texto Único Ordenado de la Ley de Telecomunicaciones) approved in 1993 (DS 13-93-TCC), and the General Regulations approved in 1994 (DS 6-94-TCC 1994), are the legal framework for the telecommunications sector in Peru.

In 1991, Telefónica del Perú’s government-owned predecessor, Compañía Peruana de Teléfonos S.A., was granted a license for the provision of wireless services in Lima and Callao. Entel Peru S.A. was granted a license in 1992 for the provision of wireless service nationwide. In 1995, Entel Peru was merged into Compañía Peruana de Teléfonos and the surviving entity changed its name to Telefónica del Perú. Each license is valid for a term of 20 years. They expire on May 24, 2011 and February 1, 2012, respectively. Each license may be renewed for twenty year periods by filing an application at least two years prior to the expiration date. The renewal process is based on the fulfillment by Telefónica del Perú of certain terms and conditions.

Interconnection. Telefónica Móviles Perú is obliged to interconnect with other concession holders who request access to the network. Interconnection rates can be negotiated among wireless operators in Peru. Nevertheless, there is a maximum rate fixed by OSIPTEL for termination rates of local calls. This rate is calculated by OSIPTEL based on market information and projections.

Rates. Rates charged by wireless providers to their customers have been subject to a free tariff regime supervised by the Organization for Supervision of Private Investment in Telecommunications. Operators freely establish their rates for telephone calls by fixed line users to wireless service, and vice versa. Currently, the two tariffs in force are “the wireless user pays” and “the calling party pays.” In February 1999, however, the Organization for Supervision of Private Investment in Telecommunciations issued a resolution stating that rates applicable to communications between the users of fixed line services and the users of wireless services were then under review, and that until this review was complete, existing rates could not be increased. Thereafter, the Organization for Supervision of Private Investment in Telecommunications authorized a 6.21% and a 4% increase in the rates applicable to calls made from fixed and public telephones, respectively, to wireless users.

Interconnection rates can be negotiated among wireless operators in Peru. Nevertheless, there is a maximum rate fixed by OSPITEL for termination rates of local calls. This rate is calculated by OSPITEL based on market information and projections.

Network and Technology

Telefónica Móviles Perú operates both analog and digital networks. Its digital network is based upon the CDMA/CDMA 1xRTT standard. It has roaming agreements enabling Telefónica Móviles Perú’s contract customers to make and receive calls in over 155 countries, including most of the Americas.

Telefónica Móviles Perú’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band.

Telefónica Móviles Perú invested approximately €122 million in building out and enhancing its network in 2001, 2002 and 2003. In 2003, the amounts invested have been used to increase the switching capacity of the network and to roll-out the new CDMA1xRTT network.

At December 31, 2003, Telefónica Móviles Perú’s network consisted of the CDMA1xRTT network and the Motorola Analog-Digital Network. The CDMA1xRTT network consisted of 3 switching centers and 230 base stations. The Motorola Analog-Digital Network consisted of 6 dual capacity switching centers, 295 analog base stations and 332 digital base stations.

Telefónica Móviles Perú has been the first wireless operator in Peru to launch CDMA1xRTT technology, which offers its clients a better quality in voice transmission and a higher speed in data transmission. Moreover, this technology permitted the launch of Movistar Multimedia, the platform of access to a wide range of services like video downloads, single- and multi-user games, MMS, chat, ringtones and location services, among others.

Competition

According to Telefónica Móviles’ estimates, Telefónica Móviles Perú is the leading operator in the Peruvian market. Telefónica Móviles Perú currently has three competitors in the Peruvian market for wireless communications service: Bell South, which began providing wireless services in 1993, Stet Mobile Holdings which obtained a GSM/PCS license in March 2000 and subsequently launched its services under the TIM brand, and Nextel Peru.

Argentina

Telefónica Comunicaciones Personales S.A. is the second largest wireless operator in Argentina with approximately 1.8 million customers at December 31, 2003, representing approximately 24% of the market share.

In January 2001, as a preliminary step in the transfer to Telefónica Móviles of our wireless operations in Argentina, we transferred to Telefónica Móviles 15.1% of the common stock of Telefónica de Argentina S.A. in exchange for 174,863,364 ordinary shares of Telefónica Móviles. In accordance with the resolution of the shareholders of Telefónica de Argentina S.A. to divide the company along business lines, in November 2001 Telefónica de Argentina S.A. spun-off its wireless operations in the form of shares of Telefónica Comunicaciones Personales S.A. and its data operations. Telefónica Móviles previously had agreed with other members of the Telefónica Group who were shareholders of Telefónica de Argentina S.A. to exchange, following such spin-offs, the shares of such data operations that Telefónica Móviles received in its spin-off, as well as the shares Telefónica Móviles holds in Telefónica de Argentina S.A., for the shares of Telefónica Comunicaciones Personales that they receive in the spin-off. Following the spin-offs and share exchanges, Telefónica Móviles holds a 97.93% interest in Telefónica Comunicaciones Personales S.A. and does not hold any interest in such data operations of Telefónica de Argentina S.A.

For a discussion of general macroeconomic conditions in Argentina, as well as the impact of the macroeconomic and political crisis in Argentina on our results of operations, see “Item 5—Operating and Financial Review and Prospects—Presentation of Financial Information—Other Events Affecting the Comparability of our Results—Economic Situation in Argentina”.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Comunicaciones Personales. Telefónica Móviles began consolidating Telefónica Comunicaciones Personales in its combined financial statements as of January 1, 2001.

	Year ended December 31,
	2001(1)	2002	2003
Total customers (in millions at period end)	1.8	1.6	1.8
Pre-paid customers (in millions at period end)	1.2	1.1	1.2
Population in service territory (in millions at period end)	37.5	38	38.2

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	In the fourth quarter of 2001, the fiscal year end of Telefónica Comunicaciones Personales was changed from September 30 to December 31. As a result, our combined financial statements for the year ended December 31, 2001 incorporate the financial statements of Telefónica Comunicaciones Personales for the year 2001 and three months (October to December) of the year 2000. Previously, our combined financial statements incorporated the financial statements of Telefónica Comunicaciones Personales according to Telefónica Comunicaciones Personales’ fiscal year, which ran from October 1 to September 31. This change does not give rise to material differences.

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

Regulation

The National Telecommunications Law No. 19798 of 1972 (Ley Nacional de Telecomuicaciones) and the specific regulations for each service (including Governmental Decree 264/98) liberalized the telecommunications market in Argentina.

Telefónica Comunicaciones Personales S.A.’s licenses for the provision of wireless services include the following:

•	PCS licenses and corresponding authorizations for use of spectrum for each of Northern Argentina, Southern Argentina and Greater Buenos Aires;

•	Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires and Southern Argentina, respectively; and

•	Licenses for trunking, or closed user group, services for the greater Buenos Aires area and other provinces.

Licenses do not expire, but may be cancelled as the result of an operator’s failure to comply with the terms of its license.

An authorization from the Secretariat of Communications allowing for use of spectrum is required before a telecommunications operator may provide wireless services. No wireless service provider may hold a bandwidth of more than 50 MHz in any one service region.

Telefónica Comunicaciones Personales’ operating licenses require it to comply with the coverage and service provision undertakings contained in those licenses, but they, in turn, allow Telefónica Comunicaciones Personales to freely set the rates to be charged to its customers, as long as the rates are applied on a non-discriminatory basis.

Licenses granted to mobile cellular radio-communications service, Mobile Telephony Service and Personal Communication Service operators do not preclude them from offering any other telecommunication services on a competitive basis although each of these operators is subject to specific regulations.

Interconnection. Interconnection agreements are freely negotiated between operators. If they fail to reach an agreement, each operator may call upon the Secretariat of Communications to determine the terms and conditions of interconnection between the relevant operators.

Operators with “significant market power” (defined as operators with more than 25% of total gross revenues generated by wireless operations) and market-dominant operators (operators with more than 75% of total gross revenues) must provide cost oriented interconnection prices. Market-dominant operators must provide interconnections with other operators through a “reference interconnection offer.”

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

Rates. Rates charged to customers are not regulated in Argentina.

Network and Technology

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

Telefónica Comunicaciones Personales invested a total of approximately €121 million in building out and enhancing its digital network in Argentina in 2001, 2002 and 2003, and anticipates new investments in the future aimed at expanding, on a national scale, the GSM network that it currently owns in the city of Buenos Aires. This GSM network has 122 base stations, and provides roaming-in service for international travelers.

At December 31, 2003, its digital network in Argentina consisted of 38 switching centers and 1,369 base stations giving coverage over 90% of the population. Telefónica Comunicaciones Personales’ network has dual capacity so that the analog network has the same number of switching centers and base stations as the digital network.

Substantially all of Telefónica Comunicaciones Personales’ wireless network equipment is provided by Ericsson and it purchases handsets from Ericsson, Nokia and Motorola. Telefónica Comunicaciones Personales entered into a contract with Ericsson to provide it with a wireless digital TDMA standard PCS network, which is compatible with its existing networks in Greater Buenos Aires and Southern Argentina, permitting nationwide access to its services.

Competition

Telefónica Comunicaciones Personales’ currently has four competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina, BellSouth’s Movicom, CTI Móvil which is controlled by América Móvil, and Nextel, owned by NII Holdings Inc.

Mexico

Telefónica Móviles holds 92.0% of Telefónica Móviles Mexico, which is Mexico’s second largest wireless operator, with over 3.5 million customers. Telefónica Móviles Mexico owns licenses for the entire Mexican territory.

The companies making up Telefónica Móviles Mexico were acquired by Telefónica Móviles in two steps:

(1)	Acquisition of Northern Operators. Telefónica Móviles Mexico acquired the four Northern wireless operators (Bajacel, Movitel, Norcel, and Cedetel) from us in July 2001. We acquired such operators from Motorola, Inc. in exchange for an aggregate of $1,835.5 million in our shares and $10.5 million in cash and transferred them to Telefónica Móviles in exchange for approximately 203 million of its ordinary shares.

(2)

Acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and Formation of Telefónica Móviles Mexico. On April 26, 2002, Telefónica Móviles signed agreements to purchase 65.3% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso owns licenses to operate on a nationwide basis. In connection with this agreement, Telefónica Móviles also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of the acquisition, to contribute Telefónica Móviles’ interests in Pegaso and its other Mexican operators and the Burillo Group’s interest in Pegaso into a new holding company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso for $92.9 million. In accordance with Telefónica Móviles’ agreement with the Burillo Group, on September 10, 2002 Telefónica Móviles contributed its interest in Pegaso and its other Mexican operators (Bajacel, Movitel, Norcel and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ Mexican operators.

	July 1 to December 31, 2001(1)	Year ended December 31, 2002(1)	Year ended December 31, 2003
Total customers (in millions at period end)	1.2	2.4	3.454
Pre-paid customers (in millions at period end)	1.0	2.1	3.214
Population in service territory (in millions at period end)	21.3	102.0	103.3

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	The figures for fiscal year 2001 include only our four Northern Mexican operators. The figures for fiscal year 2002 include our four Northern Mexican operators and Pegaso as from September 10, 2002.

Regulation

The provision of telecommunications services in Mexico is regulated by the Telecommunications Federal Law (“LFT”), enacted in 1995 (D.O.F.7/6/95), as well as specific regulations governing the different types of telecommunications services.

Regulatory authorities. The regulatory authorities with terms of reference in the Mexican telecommunications sector are:

•	the Secretariat of Communications and Transportation (SCT), and

•	the Federal Telecommunications Commission (COFETEL).

Licenses and concessions. In Mexico, authorization to provide mobile telephony services is granted through a concession. Telefonica Moviles’s mexican wireless operating companies have been granted the following concessions to operate mobile telephony services on Band A:

•	Baja Celular Mexicana, S.A. de C.V., or Bajacel, operates in Region 1, which consists of the states of Baja California, Baja California Sur and the municipality of San Luis Rio Colorado in the state of Sonora;

•	Movitel del Noroeste, S.A. de C.V, or Movitel, operates in Region 2, which consists of the states of Sinaloa and Sonora, except for the municipality of San Luis Rio Colorado included in Region 1;

•	Telefonía Celular del Norte, S.A. de C.V, or Norcel, operates in Region 3, which consists of the states of Chihuahua, Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila; and

•	Celular de Telefonía, S.A. de C.V, or Cedetel, operates in Region 4, which consists of the states of Nuevo León, Tamaulipas and Coahuila, excluding the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca.

Currently, only one Band A and one Band B service provider may provide mobile telephony services in each region. Each concession is granted for a period of twenty years, and may be renewed for additional twenty year periods subject to the fulfillment by the operator, of certain terms and conditions. The concessions to provide mobile telephony services awarded to the above operating companies each expire in 2010.

In July 2001 Telefónica Móviles acquired, through Cedetel, a 49% interest in Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., which holds a concession to provide radio link in the 7 GHz band. This concession expires in 2019, and may be renewed for additional twenty year periods.

On April 26, 2002, Telefónica Móviles signed definitive agreements to purchase 65% of Pegaso. In 1998, Pegaso was awarded licenses to provide personal communication services until 2018. This license may be extended for additional twenty year periods, subject to the fulfillment by the operator, of certain terms and conditions.

The concessionaires are subject to general obligations set forth by the Secretariat of Communications and Transportation and the Federal Telecommunications Commission, and to obligations pursuant to each concession concerning quality of service and network expansion and modernization.

Licenses and concessions. In Mexico, the authorization to provide mobile telephony services is granted through a concession. Telefonica Moviles’s mexican wireless operating companies have been granted the following concessions to operate mobile telephony services on Band A:

•	Baja Celular Mexicana, S.A. de C.V., or Bajacel, operates in Region 1, which consists of the states of Baja California, Baja California Sur and the municipality of San Luis Rio Colorado in the state of Sonora;

•	Movitel del Noroeste, S.A. de C.V, or Movitel, operates in Region 2, which consists of the states of Sinaloa and Sonora, except for the municipality of San Luis Rio Colorado included in Region 1;

•	Telefonía Celular del Norte, S.A. de C.V, or Norcel, operates in Region 3, which consists of the states of Chihuahua, Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila; and

•	Celular de Telefonía, S.A. de C.V, or Cedetel, operates in Region 4, which consists of the states of Nuevo León, Tamaulipas and Coahuila, excluding the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca.

Currently, only one Band A and one Band B service provider may provide mobile telephony services in each region. Each concession is granted for a period of twenty years, and may be renewed for additional twenty year periods subject to the fulfillment by the operator, of certain terms and conditions. The concessions to provide mobile telephony services awarded to the above operating companies each expire in 2010.

In July 2001 Telefonica Moviles acquired, through Cedetel, a 49% interest in Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., which holds a concession to provide radio link in the 7 GHz band. This concession expires in 2019, and may be renewed for additional twenty year periods.

On April 26, 2002, Telefonica Moviles signed definitive agreements to purchase 65% of Pegaso. In 1998, Pegaso was awarded licenses to provide personal communication services until 2018. This license may be extended for additional twenty year periods, subject to the fulfillment by the operator, of certain terms and conditions.

The concessionaires are subject to general obligations set forth by the Secretariat of Communications and Transportation and the Federal Telecommunications Commission, and to obligations pursuant to each concession concerning quality of service and network expansion and modernization.

Interconnection. Mexican legislation on telecommunications matters obliges all network license holders to undertake interconnection agreements whenever another operator requests this. The terms of this agreement may be freely negotiated between parties on a non-discriminatory basis. In the event of any controversy, COFETEL must arbitrate between the parties. The interconnection agreements must be registered in the telecommunications register, and those that are signed with foreign networks require prior authorization from the SCT.

The interconnection tariffs for domestic and international long distance, local telephony and cellular and wireless telephony services under the Calling Party Pays formula have been established by COFETEL, since Telmex and the local and long distance operators have generally been unable to reach agreement for the interconnection rates. In December 2001, however, COFETEL announced that Telmex and various long distance carriers had reached an agreement on the interconnection rates payable by the operators to Telmex for use of its local network, effective as of January 1, 2002. According to COFETEL, the arrangement is in line with the costs of the network used to offer the service and international practices.

Since May 1, 1999, the Calling Party Pays system (CPP) is applied exclusively to the local service (for services established between exchanges of the same local area) although the user has the option of maintaining the Receiving Party Pays system.

Rates. Rates charged to customers are not regulated. They are fixed by wireless operating companies and must be registered with COFETEL. Rates do not enter into force until confirmed by COFETEL.

Network and Technology

Telefónica Móviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA and GSM standards. At December 31, 2003, Telefónica Móviles Mexico’s digital network in Mexico consisted of 22 switching centers and 3,275 base stations, including both digital and analog base stations giving coverage to more than 40% of the population.

In each of the regions in which Telefónica Móviles Mexico operates, it holds licenses of 20 MHz of spectrum on the 850 MHz band, and 30 MHz and 10 MHz of spectrum on the 1900 MHz band.

The roll-out of Telefonica Móviles Mexico GSM network on a nationwide basis took place during 2003, covering by the end of the year 96 of Mexico’s principal cities, exceeding the initial 46 cities expected.

Telefónica Móviles Mexico has invested during 2001, 2002 and 2003 a total of €660 million, most of all during 2003 on its GSM network.

The suppliers of the GSM network have been Nokia and Ericsson.

Competition

Telefónica Móviles Mexico competes with various operators at a national level, most of which are subsidiaries of larger international telecommunications companies. The principal competitor of Telefónica Móviles Mexico is Telcel. The other competitors of Telefónica Móviles Mexico are: Iusacell, Unefon, and Nextel.

Chile

On May 18, 2004, the Board of Telefónica CTC Chile, S.A., or CTC, accepted a binding offer from Telefónica Móviles, S.A. for the acquisition of 100% of the shares of Telefónica Móvil Chile, S.A., a subsidiary of CTC. The price offered by Telefónica Móviles for the purchase of 100% of the shares of Telefónica Móvil Chile, S.A. is U.S.$1,007 million. Telefónica Móviles will assume the outstanding debt of Telefónica Móvil Chile, S.A., which, as of March 31, 2004, accrued to the amount of U.S.$243 million.

The acquisition is conditioned upon the approval of the transaction by the Extraordinary Shareholders Meeting of CTC. CTC is 43.6% owned by the Telefónica Group. Telefónica Móviles has been managing Telefónica Móvil Chile, S.A. since 2000.

Our Chilean wireless operator, which operates under the trade name Telefónica Móvil, had approximately 2.3 million customers at December 31, 2003, which, according to Telefónica Móvil’s estimates based on information provided by its competitors and regulatory authorities, accounted for 30.4% of the overall mobile telephony market. Since the launch of its GSM services in April 2003, Telefónica Móvil estimates it has approximately 422,000 GSM customers, approximately 19% of its total customers.

The following table presents, at the dates and for the period indicated, selected statistical data relating to Telefónica Móvil.

	Year ended December 31,
	2001	2002	2003
Total customers (in millions at period end)	1.6	1.8	2.3
Pre-paid customers (in millions at period end)	1.2	1.4	1.8
Population in service territory (in millions at period end)	15.5	15.2	15.4
Source: Telefónica Móviles, except population Population: Pyramid Research

Regulation

Telefónica Móvil holds the following licenses:

•	Concession for the provision of wireless telecommunications services in the 800 MHz band:

•	For Metropolitan Region and Region V, the concession is granted for a thirty year period from November 11, 1998, and may be renewed for successive thirty year periods at the request of the holder.

•	For regions I to IV and regions VI to XII, the concession is granted for a thirty year period from August 3, 1989, and may be renewed for successive thirty year periods at the request of the holder.

•	Concession for the provision of wireless telecommunications services in the 1900 MHz band:

•	For the provision of wireless service nationwide in 1885-1890 MHz and 1965-1970 MHz band; and in 1865-1870 MHz and 1945-1950 MHz band. The concession is granted for a thirty year period from November, 16, 2002, and may be renewed for successive thirty year periods at the request of the holder.

Interconnection. The Telecommunications Law requires that holders of public telecommunications service licenses to interconnect their networks to other networks providing the same type of service. This requirement is intended to ensure that subscribers and users of public services are able to communicate with each other, both inside Chile and abroad. The same requirement applies to holders of intermediate service licenses, who are required to interconnect their networks to the local telephone network. Subtel sets the applicable tariffs for services provided through the interconnected networks, in accordance with the procedures established in Section 25 of the Telecommunications Law. The structure, level and indexing of these interconnection rates are fixed by a tariff decree by the Chilean Ministries of Economy and Transport and Telecommunications.

The tariffs are set every five years. On February 13, 2004, the new Tariff Decree No. 37 for Telefónica Móviles’ interconnection charges for the period 2004-2009 became effective. This Tariff Decree stipulates three time slots defined as “peak” “reduced” and “night”.

Rates. Calling Party Pays was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay to mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. Under this tariff structure, local telephone companies pay to mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Under the CCP system, a fixed network costumer calling a mobile telephone pays the local telephone company a rate comprised of a local tranche that is part of the basic local telephone service plus a fee for interconnecting from the fixed network to the mobile network. Mobile telephone customers can choose not to have the CPP tariff structure apply to their mobile-telephone accounts and thus continue to pay for incoming calls.

On February 22, 2003, Subtel established the final technical and economic basis for the new mobile interconnection tariff setting process for the 2004-2009 five-year period.

The new interconnection charges, effective since February 13, 2004, for Telefónica Móvil have decreased by an average of 27.4% for the period 2004-2009 with respect to the average tariffs in Chilean pesos as of December 31, 2002.

Network and Technology

Telefónica Móvil maintains a fully digitalized nationwide TDMA mobile network of 25 MHz in the 800 MHz frequency. In 2003, it continued to make improvements to this network’s quality and coverage of voice services nationwide.

In addition, in 2002, Telefónica Móvil acquired through a bidding process two nationwide bands of 10 MHz each in the 1900 MHz mobile frequency (PCS), which it is developing with GSM/GPRS technology. In April 2003, Telefónica Móvil launched its GSM service, which has the benefit of operating over the only GSM/GPRS network covering the entire length of Chile.

In 2003, with the addition of this new network, Telefónica Móvil began to deploy new services such as multimedia messaging (Móvil Image), game downloads (Móvil Game) and ring-tone downloads (Móvil Music). Also, in July 2003, a new data transmission service, the GPRS mobile Internet was launched. The installation of the new EDGE (“Enhanced Data Rates for Global Evolution”) high-speed data network, initiated in October, made Chile the fourth country worldwide and the first country in the Region that is able to provide its clients with third generation (3G) services, thus permitting the advancement of the provision of 3G services.

The new network extended the roaming services to more than 140 countries and since December 2003, Telefónica Móvil’s contract clients can use the GPRS roaming service in Spain, allowing them access to the data service when they are abroad.

Competition

Telefónica Móvil currently has three competitors in the Chilean market for wireless communication service: Entel PCS, Bell South and Smartcom.

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

El Salvador

Telefónica Móviles provides wireless services in El Salvador through Telefónica Móviles El Salvador, the second largest of the four wireless operators in El Salvador, with approximately 248,000 customers at December 31, 2003, representing 24% of the market. Telefónica Móviles’ indirectly holds a 90.3% interest in Telefónica Móviles El Salvador.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ operations in El Salvador:

	Year ended December 31,
	2001	2002	2003
Net revenues from operations (euro in millions)(1)	118	112	96
Total customers (at period end)	238,605	230,856	247,520
Pre-paid customers (at period end)	91,293	160,266	186,309
Population in service territory (in millions at period end)	6.3	6.5	6.6

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Includes both fixed line and wireless operations.

Telefónica Móviles El Salvador commenced offering digital wireless services in El Salvador in December 1998 under the MoviStar brand name. In addition to wireless services, Telefónica Móviles El Salvador also provides Internet, cable TV and telephone services through Telefónica Multiservicios, a joint venture between Telefónica Móviles El Salvador and Amnet, an international communications provider in El Salvador. Telefónica Móviles El Salvador may enter in the future into an agreement with us or our affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Móviles El Salvador holds in El Salvador.

Concessions for the provision of telecommunications services are granted for a thirty year period. The concession may be renewed for successive thirty year periods. Telefónica El Salvador holds a concession to provide public telephone service, including wireless services throughout El Salvador until January 1, 2028.

Concessions for use of spectrum are granted for terms of twenty years and may be renewed for successive twenty year periods. Telefónica Móviles el Salvador holds the following concession for use of spectrum:

•	a concession to use 25 MHZ of spectrum in the 800 MHz B band; and

•	a concession to use the following frequencies for multi-channel connections, including the delivery of wireless services: 5 GHZ, 11 GHz; and 23 GHz.

A concession may be revoked only when a concession holder does not supply telecommunications services within two years after the concession has been granted or if it commits three serious infractions described in the relevant law within a period of three years. Concessions may be canceled upon the expiration of the concession term, however, filing a new application with the General Superintendency of Electricity and Telecommunications may result in the renewal, revocation or expiration of the concessions depending on the fulfillment of certain terms and conditions.

Network and Technology

The digital network of Telefónica Móviles in El Salvador is based upon the CDMA standard. Telefónica Móviles El Salvador’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. During 2001, 2002 and 2003, Telefónica Móviles El Salvador invested a total of approximately €47 million in building out and enhancing its networks in El Salvador. At December 31, 2003, the digital network of Telefónica Móviles in El Salvador consisted of two switching centers shared by the fixed line and mobile networks and 130 base stations giving coverage to over 77% of the population.

Competition

Telefónica Móviles El Salvador currently competes in the El Salvador market for wireless communications service with Telemóvil, CTE Telecom and Digicel.

Guatemala

Telefónica Móviles provides wireless services in Guatemala indirectly through its wholly owned subsidiary Telefónica Centroamérica Guatemala. Telefónica Centroamérica Guatemala had approximately 157,000 customers in Guatemala at December 31, 2003, representing approximately 8.4% of the market.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles’ operations in Guatemala:

	Year ended December 31,
	2001	2002	2003
Total customers (at period end)	156,178	97,089	156,868
Pre-paid customers (at period end)	31,309	48,865	113,551
Population in service territory (in millions at period end)	12.3	12.9	12.0

Source: Telefónica Móviles, except population

Population: Pyramid Research

Telefónica Centroamérica Guatemala commenced offering digital wireless services in Guatemala in October 1999 under the MoviStar brand name. Telefónica Centroamérica Guatemala also provides fixed line public telephone service, data and long distance services and paging services through its subsidiary Tele Escucha with 13 thousand customer as of December 31, 2003. Telefónica Centroamérica Guatemala may in the future enter into an agreement with us or our affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Centroamérica Guatemala holds in Guatemala.

In Guatemala, a telecommunications services provider does not require a governmental concession to provide such services, but does require an authorization to use the spectrum. These authorizations are called “titles.” Telefónica Centroamériça Guatemala, S.A. holds titles, obtained in a public auction in March 1999, to use two 15 MHz channels in the 1900 MHz band for the provision of wireless services until 2014. Titles are granted for a fifteen-year term and may be renewed for subsequent fifteen-year terms at the request of the holder. The renewal process is based on the fulfillment by the operator of certain terms and conditions.

Network and Technology

In Guatemala, Telefónica Centroamérica Guatemala operates a digital network, which is based upon the CDMA standard. Telefónica Centroamérica Guatemala’s license entitles it to 30 MHz of spectrum in the 1900 MHz band. In 2001, 2002 and 2003, Telefónica Centroamérica Guatemala invested a total of approximately €47.2 million in building out and enhancing its network in Guatemala. At December 31, 2003, Telefónica Centroamérica Guatemala’s digital wireless network consisted of two switching centers and 221 base stations giving coverage to over 81% of the population.

Competition

Telefónica Móviles currently has three competitors in the Guatemala wireless market: Telgua, Comcel, and BellSouth.

Puerto Rico

In September 2003, once authorizations were obtained from the tax authorities of Puerto Rico, convertible promissory notes were transferred to TEM Puerto Rico, Inc. (Telefónica Móviles’ wholly owned subsidiary) which represented our investment, through our wholly owned subsidiary, Telefónica Internacional, S.A., in the Puerto Rican operator NewComm Wireless Services, Inc.

These convertible promissory notes, which totaled U.S.$ 60,945 thousand, will give Telefónica Móviles the right, once the relevant authorizations have been received from the U.S. Federal Communications Commission, to obtain, through their conversion, 49.9% of NewComm’s capital stock. Furthermore, Telefónica Móviles has the right to buy an additional 0.2% of the capital stock, a percentage that will give Telefónica Móviles control of the Puerto Rican operator.

Conversion of the promissory notes to NewComm Wireless Service, Inc. shares requires the approval of the FCC because upon such conversion TEM Puerto Rico, Inc., which is considered a foreign company by the FCC, would hold over 25% of the capital stock of NewComm Wireless Service. Thus a request was made to the FCC seeking authorization for TEM Puerto Rico, Inc. to acquire over 25% of NewComm’s capital stock, and indirectly control this company through the aforementioned right to acquire 0.2% of the capital stock.

NewComm Wireless operates under two PCS licenses. The PCS licenses consist of two C-block 15 MHz license in the San Juan and Mayaguez-Aguadilla-Ponce areas of Puerto Rico. PCS licenses do not expire, but may be canceled as the result of an operator’s failure to comply with the terms of its license.

NewComm Wireless commenced operations in late September 1999. NewComm Wireless operates a CDMA standard digital network, which consisted of one switching center and approximately 156 base stations at December 31, 2003. In July 2000, NewComm Wireless launched wireless application protocol, or WAP, services under the MoviStar e-moción brand.

Puerto Rico has a population of approximately four million people, with income per capita levels similar to Spain, and a wireless market penetration rate of approximately 34.2% at December 31, 2003. The Puerto Rican market is highly competitive with six operators, most of which are part owned by the operators present in the U.S., which offer integrated mobile telephony, international long distance and flat-rate products with unlimited usage. Movistar Puerto Rico, which we manage, has focused its strategy on high-value customers and has established itself as a leading force in the development of new services. Movistar Puerto Rico had approximately 174,600 customers at December 31, 2003.

Currently NewComm Wireless Service, Inc. has five competitors in the Puerto Rican mobile communications market: Cingular Wireless (controlled by SBC Communications), Versión Wireless (controlled by Verizon); Centennial (owned by Centennial Cellular Corp USA); AT&T (owned by AT&T Wireless) and Sprint PCS (Sprint PCS).

Wireless Internet and Data Initiatives

Wireless Internet and Data

We believe that the convergence of data communications and voice communications represents a new and important opportunity to create value in the mobile communications sector in the near future. An important component of our strategy is broadening uses of wireless communications, currently dominated by voice services, to include more widespread use of wireless Internet and data services. By diversifying our services, we are seeking to capture the value created by new services. Telefónica Móviles’ revenue from data services has increased to €855 million in 2003. This increase is primarily due to the increased use of other data services in addition to traditional SMS usage. Revenues from other data services, excluding SMS, have increased by 5 percentage points in 2003 to 24% of total data revenues.

We expect that the contribution of wireless Internet and wireless data services to Telefónica Móviles’ revenues will increase significantly as technology and services improve and are made more accessible and user-friendly to mass-market consumer and business customers in each market in which we operate. The availability of compatible handsets at attractive prices will be key to achieving this development.

We anticipate the demand for wireless Internet services will grow as network transmission speeds increase through the roll-out of GPRS or general packet radio service, the natural evolution of GSM towards 2.5G, allowing wireless voice and higher-speed data transmission and UMTS services. Telefónica Móviles has launched GPRS services in Spain commercially with the same coverage as its GSM network. After the pre-commercial launch of UMTS services in October 2003, since February 13, 2004, Telefónica Móviles España offers to its corporate customers “Oficin@ Movistar UMTS”, the first third generation service offered in Spain by a mobile operator offering high-speed data transmission up to 384 kbits/s. On February 13, 2004, Telefónica Móviles España began offering to its corporate customers “Oficin@ Movistar UMTS”. This service was extended to all Telefónica Móviles España customers in Madrid and Barcelona on May 24, 2004, and gradually extended to the rest of Spain. In addition, on May 24, 2004, Telefónica Móviles España launched the first UMTS video services in the Spanish market. We believe that any large-scale launch of UMTS technology, will ultimately be determined by the availability of UMTS compatible handsets that are small, reasonably priced, and have adequate battery life. In other markets such as Brazil and Peru, Telefónica Móviles has already launched high speed data services based on technologies such as CDMA 1XRTT. During 2003, Telefónica Móviles continued expanding the coverage of its CDMA 1xRTT network in Brazil, reaching 101 cities. In addition, a national GSM/GPRS cellular network was introduced in Mexico, with 96 cities covered as of December 2003. In Peru,

Telefónica Móviles commercially launched the CDMA 2000 1xRTT network on November 27, 2003, and the first network phase was completed as of December 2003.

In June 2000, Telefónica Móviles launched MoviStar e-moción, its wireless Internet service provider in Spain. Most of its operating companies (Brazil, Argentina, Peru, El Salvador, Guatemala, Morocco and Puerto Rico) have launched MoviStar e-moción or similar services under different brands such as Vivo en Vivo in Brazil.

Currently MoviStar e-moción has several content groups in Spain, including mobile banking, media, news, portals, ticketing, m-commerce, travel, entertainment, health and yellow pages, among others. Telefónica Móviles has signed agreements with more than 250 content providers to provide links through MoviStar e-moción for products and services in Spain, among them: Terra Mobile, Yahoo!, Telefónica Páginas Interactivas, Reuters, LaNetro, Banco Bilbao Vizcaya Argentaria, La Caixa, Santander Central Hispano, Unicaja, Serviticket, AVIS, Globalia Group, Antena 3, CNN, ABC, La Vanguardia and Infojobs. Customers can also access MoviStar proprietary services, such as e-mail and itemized call information. Telefónica Móviles’ wireless data services include SMS, MMS and Internet access via personal computers and PDAs, as well as the ability to receive information such as general news, sport scores and stock market information. Telefónica Móviles is focusing on consolidating its position in the corporate segment (where it has a strong position in terms of market share) with a view to marketing and introducing new wireless data services and applications.

In June 2003, Telefónica Móviles launched i-mode™ services in Spain, integrated with its MoviStar e-moción mobile portal, which can be accessed through a diverse range of terminals. In addition, in November 2001, Telefónica Móviles España, together with Ericsson, Hewlett Packard and the regional government of Cataluña created Tempos21, Innovación en Aplicaciones Móviles, S.A., with the objective of conducting research and development on wireless services and applications based on the GSM, GPRS and UMTS standards or other technologies that may be developed. Tempos21, which began operations in 2002, is developing, implementing and managing wireless Internet related products and other wireless services and applications for enterprises (B2B and B2B2C). Tempos21 also provides consulting services and develops integrated solutions for the aforementioned sectors. Telefónica Móviles España holds a 38.5% interest in Tempos21.

Telefónica Móviles’ wireless Internet access services in Spain are currently billed on the basis of connection time, at a discount to voice rates, for WAP (wireless access protocol) CDS services, and on the basis of the volume of data sent, for WAP GPRS services, and, in each case, depending on the content. Telefónica Móviles also offers premium services, under which access to premium content incurs an extra charge, which it shares with its content providers. Telefónica Móviles receives 100% of the revenues derived from wireless airtime induced by MoviStar e-moción. It also charges a percentage of the m-commerce revenues of its partners.

M-Payment

Telefónica Móviles initially began developing this business in conjunction with Banco Bilbao Vizcaya Argentaria as a 50/50 joint venture. At the same time, Banco Santander Central Hispano, a major Spanish bank, and Vodafone were jointly developing a separate mobile payment system. On May 30, 2001, Telefónica Móviles, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate their respective mobile payment systems to form a single mobile payment standard. The new payment system is an open system, which other financial institutions, wireless operators (such as Amena) and payment processing companies in Spain have joined. This system is being developed in Spain through MobiPay España, S.A. and outside of Spain through MobiPay International S.A.

The MobiPay initiative became more widely accepted in 2003. At December 31, 2003 there were approximately 3,000 on-line stores, including FNAC, Halcón Viajes, MundoHogar, Seguros Winterthur or Air Europa, which had included MobiPay as a method of payment. Furthermore, as of December of this year, 1,400 Madrid taxis from Radio Teléfono Taxi y Radio Mercedes Madrid will allow MobiPay to be used as a means of payment. Finally, in February 2004, an agreement was reached with Kilowatt to implement the mobile payment standard in the services developed by this firm, directed at vending machines.

In addition, on February 26, 2003, Telefónica Móviles, Orange, T-Mobile and Vodafone signed an agreement for the creation of the Mobile Payment Services Association which will operate under the brand name Simpay. The objective of the association is to promote an open solution under one common brand for payments through mobile phones that would be compatible with the networks of the different operators. This system would be available in several countries and would complement other systems that already exist in the telecommunications sector.

In February 2004, Simpay presented its first product based on small payments of amounts less than €10. The product will technically be launched prior to the end of 2004, and shall be commercially available in 2005. Now that the design of the product and of the infrastructure has been completed, Simpay and the founding companies will formally invite other mobile operators to join the partnership. European mobile telephony operators such as 3, Debitel, KPN Mobile, Elisa (previously Radiolinja), Mobilkom, Optimus, O2, SFR, TeliaSonera and TMN have expressed their interest in joining Simpay.

In February 26, 2003, Telefónica Móviles entered into an alliance with three other European mobile operators, T-Mobile International, Telecom Italia Mobile, or TIM, and Orange S.A. This alliance adopted the brand name FreeMove in March 2004 to represent its joint offering. This alliance is using its collective scale, strength and expertise to deliver an enhanced, seamless service for customers of the four partners when traveling abroad through its “Virtual Home Environment” and new service propositions to international customers. This alliance has also resulted in economic benefits for the operators from joint handset procurement as well as preferred supplier agreements with Siemens and Motorola.

Fixed-Line Telecommunications Services in Latin America—Telefónica Latinoamérica

Our fixed line telecommunications services business in Latin America is conducted through Telefónica Latinoamérica. The following tables set forth information with respect to the fixed line telecommunications services provided by the principal telecommunications operators that are members of the Telefónica Latinoamérica group. Information is given as of December 31, 2003, unless otherwise specified.

Company	Country	Population at December 31, 2002(1)	Principal Fixed-Line Services Provided	Competition
		(millions)
Telecomunicações de São Paulo–Telesp	Brazil	38.1	Basic telephony, domestic and international long distance, public telephony, Internet access, value added services	All existing telephone services in Brazil are open to free competition.
Compañía de Telecomunicaciones de Chile	Chile	15.7	Basic telephony, domestic and international long distance, public telephony, Internet access, value added services	All existing telephone services in Chile are open to free competition.
Telefónica de Argentina	Argentina	37.0	Basic telephony, domestic and international long distance public telephony, Internet access, value added services	All existing telephone services in Argentina are open to free competition.
Telefónica del Perú	Peru	27.2	Basic telephony, domestic and international long distance public telephony, Internet access, value added services, Cable TV	All existing telephone services in Peru are open to free competition, except for new PCS licenses which have been awarded on an exclusive basis for a three-year period.
Telefónica Larga Distancia de Puerto Rico	PuertoRico	4.0	Long-distance services	Open to free competition.

(1)	Population of coverage area.

The following table sets forth ownership and management information as of December 31, 2003 regarding the principal telecommunications operators that are members of the Telefónica Latinoamérica group.

Company	Year Acquired	Interest	Management
Telecomunicações de São Paulo–Telesp	1998	87.5%	Telefónica Latinoamérica manages Telesp pursuant to a management contract.
Compañía de Telecomunicaciones de Chile	1990	43.6%	Telefónica Latinoamérica appoints a majority of board members.

Company	Year Acquired	Interest	Management
Telefónica de Argentina	1990	98.0%	Telefónica Latinoamérica controls Telefónica de Argentina through its stake in COINTEL. In addition, Telefónica Latinoamérica manages Telefónica de Argentina pursuant to a management contract.
Telefónica del Perú	1994	97.1%	Telefónica Latinoamérica appoints a majority of board members and manages Telefónica del Perú pursuant to a management contract.
Telefónica Larga Distancia de Puerto Rico	1992	98.0%	Telefónica Latinoamérica appoints a majority of board members.

Brazil

Telecomunicações de São Paulo—Telesp

Telesp provides fixed line and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government. We acquired our initial interest in Telesp in 1998 as part of a consortium that acquired a majority interest in Telesp in connection with the restructuring of Telebrás, the former Brazilian state-owned telecommunications monopoly. In mid-2000, we completed an exchange offer for the Telesp shares and ADSs held by minority investors. In July 2000, we agreed to exchange our interest in Portelcom Participações S.A., the holding company which controls Telesp Celular, for Portugal Telecom’s minority interest in SP Telecomunicações S.A., the holding company through which we control Telesp. In addition, we paid an aggregate of approximately U.S.$60 million to Portugal Telecom pursuant to the terms of the agreement. In December 2001, we acquired an additional 3.5% of SP Telecomunicações S.A. from the Iberdrola group.

At December 31, 2003, Telesp managed approximately 12,781.3 thousand access lines in service, representing a decrease of 0.5% from 12,839.2 thousand in 2002 due to a 1.7% reduction in the number of traditional telephone lines, partially offset by a 45.3% increase in broadband services. In 2003, the digitalization of Telesp’s network increased to 96.9% and its productivity ratio increased to 1,792 lines in service per employee at December 31, 2003 from 1,349 lines in service per employee at December 31, 2002, principally due to an increase in ADSL access and workforce reductions during the first and fourth quarters of 2003. At December 31, 2003, Telesp had 484.4 thousand ADSL lines, a 45.3% increase from the 333,000 lines in 2002. At year-end 2003, 86.7% of Telesp’s network had ADSL coverage.

The following table provides information with respect to Telesp’s fixed line telecommunications network at and for the periods indicated.

	At December 31,			Percentage Increase/(Decrease)
	2001	2002	2003	2002-2003
Lines installed (thousands)	14,347	14,356	14,249	(0.7%)
Lines in service (thousands)(1)	12,814	12,839	12,781	(0.5%)
Traditional lines in service	12,616	12,506	12,297	(1.7%)
ADSL lines	198	333	484	45.3%
Penetration rate in São Paulo	33.8%	32.9%	31.6%	(1.2p.p )
Lines in service per employee	1,210	1,349	1,792	32.8%
Average weeks between application and installation	0.5	n.a.	n.a.	n.a.

(1)	Beginning on January 1, 2003, we have retroactively introduced a modification in our calculation formula for the lines in service. This criteria will apply to the following equivalencies: PSTN (x1), basic ISDN (x2), primary ISDN (x30), 2/6 digital access for switchboards and Ibercom x30) and ADSL (x1). PSTN, or Public Switched Telephone Network, are lines that offer basic telephony services. ISDN, or integrated service digital networks, are lines that allow the integration of voice, data and video services through two 64Kbits channels. ADSL, or assymetrical digital subscriber lines, are lines that allow for voice and high speed data transmission. This new criteria introduces a difference in the manner in which we account for ISDN primary access and of the 2/6 digital access for switchboards and Ibercom, which will be multiplied by the number of access channels (30) instead of the extensions using it.

Network and Technology

Telesp is incorporating new digital technology into its network in order to offer more integrated services. In 2003, Telesp began to offer international and interregional long distance telecommunication services known as “Super 15”. Since 1999, Telesp has been heavily investing in the offering of broadband access through ADSL technology under the brand “Speedy”. In 2003, Telesp had reached 484,000 clients. Telesp introduced the innovative concept of a management portal in our ADSL network called “Portal de Serciços” through which its clients are able to select its services.

Telesp is currently implementing the necessary infrastructure for the offering of “Wi-Fi”, which is a wireless Internet access connection that offers mobility to our Internet clients.

Telesp is subject to competition for local telephone services from a “mirror” license holder, who was granted rights similar to those granted to Telesp as part of the privatization of Telebrás. It is subject to competition for interprovincial long distance services from a “mirror” license holder, Embratel and Embratel’s “mirror” license holder.

Regulation

In 1997, the Telecommunications General Law was passed in Brazil (Law 9472/97) and a regulating body was created (Anatel). Fixed and mobile operators were divided and the process of awarding the new mobile licenses (band B) began.

The concession agreement under which Telesp operates to provide local services ends in December 2005, with the possibility to renew it for an additional twenty year period. Accordingly, Telesp has signed the extension request on June 30, 2003. The renewal process is based on the fulfillment of certain targets, which were achieved by Telesp on December 2001.

The services provided by Telesp and the rates charged by it are subject to comprehensive regulation under the General Telecommunications Law and various administrative decrees enacted pursuant to this law enactments thereunder. Telesp operates under a concession that authorizes the provision of specified services and sets forth certain obligations, according to the General Plan on Universal Service Targets (Plano Geral de Metas de Universalização), and the General Plan on Quality Targets (Plano Geral de Metas de Qualidade).

Regulatory authorities. The Brazilian regulatory authorities are:

•	Anatel, the telecommunications regulatory agency;

•	the Secretariat of Electronic Communications Services; and

•	the Secretariat of Telecommunications.

Interconnection. Under the General Telecommunications Law, all fixed line telecommunications service providers must provide interconnection upon the request of any other fixed line or mobile telecommunications service provider. Telesp has interconnection agreements with other telephone service providers, including Embratel, Intelig and Telesp Celular. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and in compliance with the regulations established by Anatel, which includes not only the interconnection basic principles covering commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection tariff, Anatel can establish the terms of the interconnection.

Rates for local network usage (TURL) and the interurban network (TU-RIU) are regulated by Anatel and the inflation annual price adjustment formula is included in the concession contract. Inflation is measured by the IGPI with real reduction related to the productivity factor.

Interconnection Rates. In accordance with Anatel regulations, Telesp charges interconnection fees to the other telephone service providers based on the following tariffs:

•	Tariff for the use of local network. Telesp charges long-distance service providers a network usage charge for every minute used in connection with a call that either originates or terminates within our local network.

•	Tariff for the use of long-distance network. Telesp charges the service provider a network usage charge on a per minute basis only when the interconnection access of our long-distance network is in use.

•	Tariff for the lease of certain transmission facilities used by another service provider in order to place a call.

Rates. Concession agreements establish a price cap for annual rate adjustments, generally effected at June of each year. The annual rate adjustment is applied to the following categories of service rates:

(1)	local services, where rates are established pursuant to a basket of tariffs. In case of a price adjustment, each one of the items within the local tariff basket has a different weight, and as long as the total local tariff price adjustment would not exceed the rate of increase in the IGP-DI;

(2)	local network services, which may be adjusted taking into account the weighted average of traffic per hour, with adjustments limited to the rate of increase in the IGP-DI;

(3)	public telephone services, with adjustments limited to the rate of increase in the IGP-DI; and

(4)	domestic long-distance services. For these categories, each tariff may individually exceed the rate of increase in the IGP-DI by up to 5% however, the total adjustments on the tariffs cannot exceed the rate of increase in the IGP-DI.

Rates for international services are not required to follow the price cap.

In June 2003, Anatel prescribed new rates for Telesp’s concession area. However, based on an injunction issued by a federal court, Telesp is charging lower rates than those prescribed by Anatel.

The district attorney’s office filed a public civil action against Anatel and the concessionaries, asking for an injunction to revoke Anatel’s authorization for the increase in fees for fixed telecommunication services based on the variation of the general price index (IGP-DI). The injunction established the consumer price index (ICPA). Telesp is following the readjustment mandated by the injunction, which caused the average readjustment for the local basket to decrease from 28.75% (according to the general price index) to 16.04% (according to the consumer price index). Telesp is appealing the lower court decision.

Chile

Compañía de Telecomunicaciones de Chile

Compañía de Telecomunicaciones de Chile, in which we held a 43.6% stake at December 31, 2003, is the leading telecommunications operator in Chile based on number of customers, according to information provided by its competitors and regulatory authorities. As of December 31, 2003, Compañía de Telecomunicaciones de Chile owned approximately 75% of all telephone lines in Chile, according to the company’s estimates. Compañía de Telecomunicaciones de Chile provides a broad range of telecommunications and other services throughout Chile, including local telephone service, domestic and international long distance service, broadband access and services, dedicated lines, public telephone service, interconnection services, Internet access for corporate customers and security systems services. These services are complemented by the sale and rental of telephone equipment and a broad range of value added services that enhance the communications experience of its customers, such as voice mail, call-waiting, call-forwarding, caller-ID, outbound traffic control, CiberRing (call-waiting notice for Internet users) and access to information and entertainment services (600 and 700 numbers). For a description of Compañía de Telecomunicaciones de Chile’s wireless operations, see “—Worldwide Wireless Communications Services—Telefónica Móviles—Telefónica Móviles’ Operations—Chile”.

Compañía de Telecomunicaciones de Chile holds licenses to provide local telephone service and data transmission services throughout Chile. It also holds licenses to provide long distance service throughout Chile and internationally through certain of its subsidiaries. Compañía de Telecomunicaciones de Chile provides local telephone service, interconnection of domestic and international long distance telecommunications providers to central switches, and other services provided to carriers through its own digital telecommunications network.

Compañía de Telecomunicaciones de Chile managed approximately 2.5 million lines in service at December 31, 2003 and the access line penetration rate for the market in Chile was approximately 21.5% at that date. Compañía de Telecomunicaciones de Chile’s productivity ratio decreased to 794 lines per employee in 2003 from 870 lines per employee in 2002, principally as a result of a 10% decrease in basic telephony. Compañía de Telecomunicaciones de Chile provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. At December 31, 2003, Compañía de Telecomunicaciones de Chile had 125,262 ADSL connections in service compared to 54,163 in 2002.

In September 2002, Compañía de Telecomunicaciones de Chile sold 25% of Sonda thereby reducing its equity interest in Sonda to 35%. In July 2003, Compañía de Telecomunicaciones de Chile sold the remainder of its 35% interest in Sonda. For a description of the put option granted by Compañía de Telecomunicaciones de Chile pursuant to this transaction, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments and Off-Balance Sheet Arrangements—Telefónica CTC Chile-Sonda”.

Regulation

The regulatory framework of Chile is defined in the General Telecommunications Law (Ley General de Telecommunications), enacted in 1982. This law introduced competition in the telecommunications services sector in Chile (Law 18168/82 amended by Decree 1/87, Laws 19091/91 and 19302/94) and dictated provisions on licenses and permits for operating telecommunications services, rate regulation and network interconnection. Those provisions were later amended or replaced by subsequent modifications.

Under Law No. 18,168, companies must obtain licenses in order to provide telecommunications services. Licenses granted for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by Telefónica CTC Chile have longer terms).

A license may be terminated, after notice of noncompliance with the applicable technical regulations, by executive decree of the Ministry of Transport and Telecommunications, if the operator is in violation of the law or does not comply with the terms and conditions to which the license is subject. If a license is terminated, the holder is barred from applying for any license for a period of five years.

Telefónica CTC Chile holds the following licenses:

•	Telefónica CTC Chile holds licenses for local telephone service in all regions of Chile for a 50-year period beginning as of December 1982.

•	Multicarrier Long Distance Licenses. 188 Telefónica Mundo holds 30-year licenses, for a period beginning as of April 1993 and Globus holds licenses for an indefinite term to provide domestic and international long distance services through central switches and cable and fiber-optic networks nationwide.

•	Telefónica CTC Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

Telecommunications services in Chile are provided on a competitive basis, although access rates (for network use), must be set by the Ministry of Transport and Telecommunications and the Ministry of Economy, according to article 25 of the General Telecommunications Law.

According to section 29 of Law 18168 (the “Telecommunications Law”), the maximum rates for telecommunications services are set every five years. Telecommunications services in Chile are not regulated unless the Comisión Resolutiva Antimonopolios, Chile´s antitrust authority, determines that certain telecommunications services must be subject to tariff regulation due to the existence of insufficient competition. The Antitrust Commission can subject any telecommunications service to price regulation, except for mobile telephony services, which are expressly exempted under the Telecommunications Law. Interconnection service prices are subject to tariff regulation and are set according to the procedures established in the Telecommunication Law.

Regulatory authorities. The following regulatory authorities exist in Chile:

•	the Under-Secretary of telecommunications (SUBTEL);

•	the Ministry of Economy, Infrastructure and Reconstruction and the Ministry of Transport and Telecommunications; and

•	the Anti trust Commission.

Interconnection. Interconnection is obligatory for all license holders of public telecommunications services and intermediate services that provide long distance services. The Exempt Resolution No. 1007/95 sets the procedures and deadlines to establish and accept interconnections between networks of public telephone service and intermediate services.

Rates. Under the Telecommunications Law, maximum tariffs for telephony services are set every five years. The Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the Telecommunications Law.

The maximum tariffs that may be charged for tariff-regulated services are fixed by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the “Tariff Index”), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

In accordance with the requirements of the tariff setting process, on April 30, 2003 Telefónica CTC Chile presented to Subtel its proposal for the technical-economic bases upon which tariffs for the 2004-2009 period will be determined.

On October 13, 2003 the Antitrust Commission issued Resolution No. 709, approving the Compañía de Telecomunicaciones de Chíle’s September 1, 2003 request for local telephony services tariff flexibility and the ability to offer alternative plans within a framework of conditions specified by the regulator.

On December 24, 2003 the Ministry of Transport and Telecommunications issued Decree No. 742 approving the tariff flexibility and setting the conditions necessary in order to offer alternative tariff plans.

Tariff Decree No. 187 incorporates a prior determination by the Antitrust Commission that only prices charged by dominant operators in any given geographical area would be regulated. In April of 1998, the Antitrust Commission determined that Telefónica CTC Chile would be regulated as the dominant operator in all regions of Chile, except in Region X and Region XI and Easter Island. Accordingly, the current tariff structure regulates the prices that Telefónica CTC Chile may charge for regulated services in those regions in which it has been determined to be the dominant operator.

On April 22, 1998, the Antitrust Commission excluded domestic and international long distance services from tariff regulation. However, prices for interconnection services between long distance carriers and local telephone companies remain subject to tariff regulation.

On May 4, 2004, the Authority submitted the final Tariff Decree No. 169 to the Chilean General Controller for its knowledge and release to the Official Gazette. This Tariff Decree will regulate the company’s public local telephone service tariffs for the period between May 6, 2004 and May 6, 2009.

Argentina

Telefónica de Argentina

Telefónica de Argentina is a leading provider of fixed line public telecommunications services and basic telephone services in Argentina based on number of customers, according to information provided by its competitors and regulatory authorities. Telefónica de Argentina is licensed to provide local and domestic long distance and international services and domestic and international telex services throughout Argentina. Telefónica de Argentina’s licenses do not expire but may be cancelled as a result of a failure to comply with the terms of the license. During 2000, we increased our stake in Telefónica de Argentina through a public exchange offer for Telefónica de Argentina shares and ADSs held by minority investors and our acquisition of 50% of Compañía de Inversiones en Telecomunicaciones (COINTEL), which held a 52.9% stake in Telefónica de Argentina. At December 31, 2003, we held a 98.1% interest in Telefónica de Argentina.

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

At December 31, 2003, Telefónica de Argentina’s telecommunications network had approximately 4.24 million lines in service, including ADSL lines, a increase of 0.5% from approximately 4.22 million at December 31, 2002, and the access line penetration rate for the market in Argentina was 22.1%. At that date, Telefónica de

Argentina’s estimated market share for local telephony was 51.5%, its estimated market share for domestic long distance was 39.5% and its estimated market share for international long distance was 43.4% compared to estimated market shares of approximately 52.5%, 38.7% and 43.6%, respectively, at December 31, 2002.

As of December 31, 2003, approximately 52% of Telefónica de Argentina’s lines in service were in the greater Buenos Aires metropolitan area, including 23% of Telefónica de Argentina’s lines in service that were located within the City of Buenos Aires. Approximately 86% of Telefónica de Argentina’s lines in service as of December 31, 2003, were residential, with the remainder being professional, commercial and governmental customers.

We have a management contract with Telefónica de Argentina under which we have agreed to manage Telefónica de Argentina’s business and provide services and expertise regarding Telefónica de Argentina’s entire range of activities in return for a percentage of Telefónica de Argentina’s operating margin equivalent to 4% of its gross margin prior to amortization and interest expense. This contract was renegotiated during 2003 and was extended through 2008 with a 5 percentage point reduction of our management fee. Under the management contract, we are responsible for managing our business and for providing services, expertise and know-how with respect to our entire range of activities. As required by the list of conditions, the management contract provides us with management powers relating to Telefónica de Argentina’s day-to-day operations.

Telefónica de Argentina provides basic telephone services throughout Argentina. Telecom Argentina, Compañía de Teléfonos del Interior S.A., an affiliate of Telmex, and Compañía de Teléfonos del Plata S.A., an affiliate of Bell South, were awarded licenses to provide the same basic telephone services throughout Argentina as of October 10, 1999. Since November 2000, other principal competitors, including Impsat Corp. and AT&T, have also entered the market, as well as smaller regional competitors.

Regulation

The basic legal framework is set forth in the National Telecommunications Law No. 19,798 from 1972, and in the specific regulations governing each service. Through Decree 264/98 the telecommunications market in Argentina was deregularized.

On September 3, 2000, the Argentine government issued Decree No. 764/00, which approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radio electric Spectrum.

In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as Telefónica de Argentina’s rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts.

As an investor in Argentina through Telefónica Argentina, we commenced arbitration proceedings against the Republic of Argentina before the CIADI, (Centro Internacional de Arreglo de Diferencias relativas a Inversiones) based on the Reciprocal Protection of Investments Treaty between Spain and Argentina, for damages suffered by us because of the measures adopted by the Argentine Government.

On October 21, 2003, Law No. 25.790 became effective, extending the term for the renegotiation of the agreement for public services and utilities, until December 31, 2004. This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. The law includes the possibility of agreeing upon periodic reviews, as well as the establishment of conditions regarding the quality parameters applied to services.

Regulatory authorities. The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Under Secretary of Competition, Deregulation and Consumer’s Defense (the Sub Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor).

Interconnection. Decree No. 764/00 approved new Rules for national interconnection and established interconnection standards and conditions to which telephone service providers must comply without affecting pre-existing agreements.

The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a non-discrimination basis, provided that they comply with certain minimum obligations.

The regulations also establish the obligation for dominant and significant power operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors the use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

Rates. Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a non-discriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which include Telefónica de Argentina, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long distance legs and/or customer groups.

The guidelines set forth in article 26 of Decree 1185/90 are still applicable for operators with significant market power. These established the information obligations that operators have with regard to the tariffs, both to clients as well as to the regulation authority. This decree also establishes the powers that said authority has to revise and oppose said tariffs.

The Public Emergency Law converted these tariffs into pesos at a rate of one peso per U.S. dollar, provided that the Argentine government would renegotiate the tariff regime.

Peru

Telefónica del Perú

At December 31, 2003, Telefónica del Perú is the leading global telecommunications operator in Peru based on number of customers, according to information provided by its competitors and regulatory authorities. Telefónica del Perú offers fixed local, domestic and international long distance services throughout Peru as well as a wide range of other telecommunications services including public telephone, cable television and data communications.

On December 17, 2003, Telefónica del Perú’s Board of Directors approved a resolution to delist the ADSs from the NYSE. On March 1, 2004, the ADSs ceased trading and the ADR shareholders received the 10 underlying class B shares. The Class B Shares trade on the Lima Stock Exchange.

In mid-2000, we completed an exchange offer for the Telefónica del Perú shares and ADSs held by minority investors. Following our acquisition in September 2001 of an additional 10% interest in Telefónica del Perú Holding from Wiese Telefónica S.A. and IGM Teléfonos, S.A. for a total of €227.3 million, we held an approximately 97.1% interest in Telefónica del Perú at December 31, 2003.

Telefónica del Perú’s major competitors in the fixed local telephony is AT&T Peru. In public telephony services its major competitors are BellSouth del Peru and AT&T Peru, and in long distance telephony services they are Americatel del Peru, AHT Peru and “Nortek”.

As part of our reorganization along global lines of business, in 2001 we spun-off the data transmission business of Telefónica del Perú to Telefónica Data. In addition, we spun-off the wireless business of Telefónica del Perú to Telefónica Móviles.

On April 15, 2003, OSIPTEL introduced the Multicarrier dial-up service for the long distance market. This system allows users to freely select the operator they want to use for the call. Each operator has a predetermined number that the caller dials as a prefix to the call. This service favored the entrance of new operators with lower long distance tariffs. In the domestic and international long distance market, Telefónica del Perú had a 76% and 69% market share respectively, with AT&T and Americatel as its main competitors. Within the Lima metropolitan area, Telefónica del Perú had approximately 99% market share, according to its estimates, with AT&T its only competitor. Telefónica del Perú is the leading provider of public telephone service with AT&T and Bellsouth as its main competitors. In addition, Telefónica del Perú provides cable television in the Lima metropolitan area and seven other cities through its wholly owned subsidiary, Telefónica Multimedia S.A.C.

At December 31, 2003, Telefónica del Perú had approximately 98.6% of the telephone lines or 2.1 million lines, including broadband lines, public telephone lines operated by Telefónica del Perú. Additionally, Telefónica del Perú manages 363,081 pay television subscribers. Telefónica del Perú had 90.7 thousand ADSL and cable modem subscribers at December 31, 2003, a 163.7% increase compared to 34,389 subscribers in 2002. The access line penetration rate for the market in Peru was 7.2% at December 31, 2003.

In January 2003, the Peruvian government proposed the elimination of the subscriber fees (rentabásica). Subsequently, Congress declared this proposal unconstitutional. In response to this proposal, Telefónica del Perú launched several tariff plans (12 as of the end of 2003), which became the main marketing instrument for traditional line growth. In 2003, the degree of digitalization of Telefónica del Perù’s network reached 96.3%.

Regulation

The Telecommunications Act (Texto Único Ordenado de la Ley de Telecomunicaciones) approved in 1993 (DS 13-93-TCC) and the General Regulations implementing the statute, approved in 1994 (DS 6-94-TCC 1994) are the legal framework for the telecommunications sector in Peru.

On May 20, 2003, a group of congressmen filed a suit with the Constitutional Court in order to declare Law 26285 unconstitutional. This law authorized the execution by the Peruvian government of the concession agreement (“contrato-ley”), with Telefónica del Perú. The claim also requested the unconstitutionality of the concession agreement. On October 3, 2003, the Constitutional Court rendered a definitive and binding ruling dismissing the claim and ruling that the concession agreement by Telefónica del Perú could not be unilaterally modified by the Peruvian State.

At year-end 2003, the MTC approved a rule that obligates local fixed-telephony operators to allow mobile or fixed line pre-paid telephone card holders to place calls through any of the operators’ networks.

Telefónica del Perú provides telecommunications services based on concessions granted by the Ministry pursuant to State Contracts entered into among the Ministry of Communications, Transport, Housing and Construction and ENTEL on May 16, 1994.

The concession term is for twenty years, which may be renewed totally or partially at Telefónica del Perú’s request. Total renewal is for a further twenty year period. Partial renewal is for periods of up to five additional years to the concession term. Once a regulated operator chooses either a partial or total renewal modality, they cannot switch. Telefónica del Perú selected a partial renewal modality, which will allow Telefónica del Perú to renew its term every five-years from the effective date, up to a maximum of 20 years. Under the terms of Telefónica del Perú’s concession contracts, The Ministry of Transport and Telecommunications may choose not to renew or extend Telefónica del Perú’s contracts if it has repeatedly not complied with the terms of its concessions contracts as determined by the Peruvian government.

A partial renewal of five years was approved by Ministry Resolution No 272-92 dated June 21, 1999, extending the concession term until 2019.

In December 2003, Telefónica del Perú petitioned the government for a five-year extension of its concession contracts from 2019 to 2024. On June 2004, the Ministry of Transport and Telecommunications notified Telefónica del Perú of its recommendation not to renew the concession contracts for an additional five-year period. If the request for extension is denied (Telefónica del Perú has fifteen calendar days to respond), then Telefónica del Perú may petition for the additional five-year extension period from 2019 to 2024 in December 2008.

Rates. The tariffs of the services regulated following the period of limited concurrence must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor.

On July 25, 2001, OSIPTEL set the value of the quarterly productivity factor at 1.535% (equivalent to an annual 6%, the highest applied in South America) applicable within the tariff regime of price cap formulas set forth in the concession contracts approved by Supreme Decree No. 11-94-TC. The quarterly productivity factor set is applicable from September 7, 2001 until September 2004.

Review processes have been put in place every three years for the productivity factor. OSIPTEL has already initiated and proposed the new productivity factor for the period between September 2004 and September 2007.

Interconnection prices. The interconnection charges have displayed a decreasing trend. The interconnection charges for call termination in the local fixed network and the switched transport have been reduced gradually.

Except for charges for call termination in local fixed network, which are set on the basis of costs, the other charges were established using the international comparison method.

Management Agreement

Under a management contract between Telefónica Latinoamérica and Telefónica del Perú, Telefónica Latinoamérica provides Telefónica del Perú with management and technical support in exchange for management fees equivalent to 9% of its quarterly operating profits as defined in the management contract before depreciation and amortization. The technology transfer fee is 1% of its revenues. This contract expires in 2014.

Telefónica Larga Distancia de Puerto Rico

At December 31, 2003, we held a 98% interest in Telefónica Larga Distancia de Puerto Rico, Inc., which provides long distance telephone services in Puerto Rico.

In 2003, Telefónica Larga Distancia’s customers consumed 314.4 million minutes, a 21% decrease compared to 397.8 million minutes in 2002.

Other Investments

Compañía Anónima de Teléfonos de Venezuela CANTV, in which the Telefónica Group held a 6.9% stake at December 31, 2003, is the only provider of telecommunications services in Venezuela. At December 31, 2003, CANTV had approximately 2.7 million access lines in service and approximately 2.7 million wireless customers.

Infonet Services Corporation

At December 31, 2003, we held a 14.53% economic interest and a 17.1% voting interest in Infonet Services Corporation, a data telecommunications firm that uses telecommunications tools to electronically link offices within a multinational company and to speed the transfer of information between them. The remaining shares in Infonet are publicly held.

Worldwide Corporate Data Transmission—Telefónica Empresas

During 2003, Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services were reorganized under Telefónica Empresas as a new business line. Telefónica Empresas is our business line responsible for providing integrated corporate communication services including services to other telecommunications operators.

According to the new organizational model approved in September 2003, Telefónica Empresas’ operations in Spain are integrated into Telefónica de España, and Telefónica Empresas’ operations in Latin America formed a management unit together with the fixed line operators in such region. This integration will allow us to shift the new business line’s scope from a product-oriented scope to a commercial oriented business. The final objective of this process is to maximize the corporate segment, through an integrated management of the service catalog, a better organizational coordination and through cost and investments synergies.

Telefónica Empresas manages our data transmission business on a global basis. ADSL technology is the focal point of our strategy for innovation in large-capacity fixed communications. Today broadband business lies almost exclusively in connectivity, a great potential for growth if innovative business models are developed.

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

In 2002, in order to enhance the efficiency and profitability of its operations, Telefónica Data undertook a review of its operations in those countries in which its scale of operations was insufficient to achieve returns on future investments. In July 2002, it sold ETI, its Austrian subsidiary and, at the end of 2002, it sold Data Uruguay. As from July 2002, Atlanet (its subsidiary in Italy) has been accounted for by the equity method. On October 2003, Telefónica Data reached an agreement with Fiat Gestione Participacione S.p.A. to sell to it their holdings in Atlanet S.p.A.

Also as part of the profitability strategy, several of the Telefónica Data Group subsidiaries were reorganized. In the U.S., the business was refocused on marketing the services of the Data Internet Center in Miami which provides network services and hosting services, principally to large corporate customers and new technology companies. In Mexico the Group has focused on seeking synergies with other Group lines and identifying joint commercial opportunities with the United States.

At December 31, 2003, Telefónica Empresas had operations in 10 countries. Telefónica Empresas’ strategy in each country depends on the status of development of its network and its market share. In those countries in which our Group holds a leading position, Telefónica Empresas concentrates on offering “one-stop shopping” services and customized communications solutions to corporate customers, with particular emphasis on value added services, such as hosting, content delivery and e-solutions. We refer to these markets as Telefónica Empresas’ “incumbent markets”. In those countries where Telefónica Empresas is a new entrant, Telefónica Empresas offers a complete portfolio of IP services and packaged solutions to the most attractive market segments, such as small and medium-sized enterprises, Internet service providers and other Telefónica Group companies. We refer to these markets as Telefónica Empresas’ “expansion markets”.

Telefónica Empresas provides a variety of corporate communication services such as:

•	Data transmission and Internet services: data transmission services that allow for a reliable interchange of information between destinations (Virtual Private Network—VPN—based on different protocols X.25 Frame Relay, ATM, IP); Internet services providing access to information, applications and content published on the Internet;

•	International services;

•	Hostings and ISP services: web hosting services using the facilities of the Data Internal Centers (hosting, content, delivery, applications);

•	Solutions: consulting services for integrated communications; and

•	Wholesale international services of Voice IP, data transmission and capacity services.

In order to increase revenue growth, Telefónica Empresas business capacity was reinforced to provide higher value added services, based on broadband and the Data Internet Center services (the eBA concept). These new services enable clients to reduce costs and improve their efficiency by transferring centralized information to broadband-based network. Telefónica Empresas also enhanced its customer services by creating new posts such as services managers, which provide pre-sale and post-sale technical support to customers.

Telefónica Data

Incumbent Markets

Spain

In June 1998, Telefónica Data launched a new IP network in Spain, which enhances our ability to market value added services such as e-mail and other messaging and posting services. Telefónica Data has established itself as a leading provider of global services based on the IP and value added services for corporate customers. In addition, Telefónica Data is responsible for traditional data transmission services, maximizing their value and managing service migration within the IP environment.

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

In Spain, 2002 marked the consolidation of a business model focused on offering value added services to major clients. As a result of this new corporate focus Telefónica Data adopted a new organizational structure concentrating system integration and customer consultation services in the Business Solutions Line.

At December 31, 2003, Telefónica Data’s network in Spain had wide geographic coverage with 280 points of presence (POPs) and approximately 287,200 end user connections. During 2002, a series of new value added services were launched on ADSL technology, both in the Company segment (ADSL Solution “Intranet”, “Web” (March), ADSL Solution “e-Business” and ADSL Solution “net-LAN”) and the residential segment (Video conference and Internet Games). In addition, Telefónica Data had 159,500 ADSL subscribers at December 31, 2003. Most data transmission services are currently provided through a switch network that is independent from our fixed line network. With more than one million ADSL lines installed, Spain is the second country in Europe with regard to broadband coverage in private homes (7.3% of lines), behind Germany.

Other Incumbent Markets

Telefónica Data’s other incumbent markets include Brazil, Argentina, Chile and Peru. In Chile, Telefónica Data manages the data operations of the Telefónica Group. During 2002, Telefónica Data increased its catalog of services in each of these countries and expanded its network. At December 31, 2003, Telefónica Data had 103 points of presence (POPs) and approximately 705,204 end user connections in Brazil (including 543,945 ADSL Internet connections), 108 POPs and approximately 17,268 end user connections in Argentina, 24 POPs and 5,023 end user connections in Peru and 90 POPs and 44,588 end user connections in Chile.

In June 2001, the Telefónica Group and Banco Itaú, one of Brazil’s largest financial institutions, formed an alliance for the provision of telecommunications services. As part of this agreement, we began managing Banco Itaú’s corporate and SME communications network, thereby increasing our presence in the Latin American market for corporate and SME data transmission. Banco Itaú accounts for 12% of Telefónica Data Brazil’s revenues and has allowed it to expand its customer base outside São Paulo. Banco Itaú’s customer base includes over 500,000 corporate clients and 7 million individuals.

Expansion Markets

Rest of Europe

Telefónica Data’s expansion markets in Europe include Germany and the United Kingdom. At December 31, 2003, Telefónica Data had 824 POPs in Europe and served more than 4.6 million narrowband households in Germany. In addition, at year-end 2003, Telefónica Data had more than 5,000 SDSL direct accesses and point-to-point circuits for business customers. Telefónica Data had over 226,000 ADSL users outside Spain, principally in Germany.

In 2000, Acea Telefónica merged with Telexis, a member of the Fiat group. As a result of the merger, we owned 34% of the resulting company, Atlanet, and had management control. As from July 2002, Atlanet was accounted for by the equity method, until October 2003 when Telefónica Data sold Atlanet S.p.A. to Fiat Gestione Participazione S.p.A.

In January 2001, we acquired from Bertelsmann AG its affiliate, mediaWays GmbH, for a total purchase price of €1,536 million. mediaWays specializes in Internet services, data transmission and other value added services for businesses. Its product portfolio is comprised of one-stop solutions for Internet service providers, full-scale application hosting and corporate communications solutions. mediaWays has provided services in Germany since 1996 and in the United Kingdom since 2001.

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

Rest of Latin America and the United States

Telefónica Data’s other expansion markets include Colombia, Mexico, Puerto Rico and the United States. At December 31, 2003, Telefónica Data had 86 points of presence (POPs) and 5,000 end user connections in these expansion markets. Despite the commencement of operations at Telefónica Data’s data center in Miami in September 2001, which has enabled Telefónica Data to begin providing hosting services in the United States (principally in Florida), Telefónica Data’s results of operations in these expansion markets were adversely affected by the decline of new technology companies and the economic recession in the United States.

In November 2002, Telefónica Data sold its operation in Uruguay due to continuous losses sustained by the company, giving rise to a €2.3 million loss to the Telefónica Group.

Telefónica Soluciones

In the second quarter of 2002 we created a Business Solutions area, as part of a strategy aimed at exploring new growth opportunities. Telefónica Solutions initially will integrate our four subsidiaries dedicated to these activities: Telefónica Sistemas, Katalyx, Art Media and Telefónica Mobile Solutions.

The objective of Telefónica Soluciones is to assist clients through advisory services, designing and integrating available business solutions supplied by the new information and telecommunications technologies. At December 31, 2002, this new business unit included the results of Telefónica Sistemas and the second semester results of Art Media.

Following the reorganization process completed during the first quarter of 2003 with the inclusion in January and March of Katalyx and Telefónica Mobile Solutions, respectively, in the scope of consolidation, Telefónica Soluciones became the business unit responsible for the development of our system integration, outsourcing and consultancy business.

Telefónica International Wholesale Services

In 2002, Telefónica Data’s international network included the international data transmission services and the international services integrated in Telefónica DataCorp. During 2003, Telefónica DataCorp transferred its international network to Telefónica International Wholesale Services (TIWS), a new business line of the Telefónica Group. TIWS was created to become a global wholesale operator of data, voice and capacity.

In 2003, TIWS became the business unit responsible for other telecommunications operators and for managing the Group’s international services and the network which supports these services.

Certain Agreements

In February 2001, Telefónica Data entered into an agreement with Akamai Technologies to provide enhanced infrastructure capabilities to enable Akamai to optimize the speed, functionality and availability of its value added services.

In May 2001, Telefónica Data entered into an agreement with Sol Meliá to develop its “SolNet” network that will connect all of Sol Meliá’s hotels and corporate offices worldwide. Pursuant to the agreement, Telefónica Data and Sol Meliá will also engage in joint sales and marketing activities.

In June 2002, Telefónica Data España and SAVIA Amadeus, a leader in travel distribution in Spain, signed an agreement to become technological partners. This agreement will permit the clients of SAVIA to benefit from the most advanced technology in network communications.

In October 2002, Telefónica Data España and La Caixa, one of the main financial companies in Spain, have reinforced their relations with an agreement for the outsourcing of the telecommunication services of La Caixa’s 4,500 banking branch offices.

During 2003, Telefónica Data España entered into more than 40 long term strategic outsourcing agreements amounting to €100 million per year. Although these outsourcing agreements were entered into with financial institutions (B. Popular, Banesto, Bankinter, B. Sabadell, Caja Castilla la Mancha, CAM, etc.), Telefónica Data also entered into outsourcing agreements with important clients in the retail and consumer products (Carrefour, Mercadona, Eroski) and other sectors (Inditex, Fraternidad Muprespa, Grupo Zeta).

In 2003, Telefónica Data España also entered into agreements to provide telecommunication services to certain hotel operators, including AC, Sol Meliá and Barceló.

In May 2003, the Global Customer Sales division of Telefónica Data signed a Master Agreement with Amadeus Data Processing to become their telecommunication partner supplier in the Latin American region. This agreement is based on a technological association principle by means both companies will benefits from sharing and developing business opportunities.

In June 2003, the Ministry of Defense awarded Telefónica the management of its telecommunication services for €73 million for a period of two and a half years. The most important contract amounts to €42,5 million and aims at implementing a corporate network for data transmission that includes network equipment provision, management and maintenance on a rental regime.

In February 2003, Telefónica Data Brasil signed a 60-month agreement with Banco Santander to outsource its telecommunications services for voice, data and PABX for its 2,000 branches in the Brazilian territory.

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

We created Terra Networks in December 1998 to operate the Spanish residential and small office/home office Internet access business carried on by the Telefónica Group since December 1995. In November 1999, Terra Networks, S.A. completed an initial public offering of approximately 30% of its ordinary shares. In 2000, Terra Networks, S.A. acquired 100% of Lycos, Inc. in a stock-for-stock exchange. On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we did not own. As a result of the tender offer, closed in July 2003, we own 71.97% of the total capital stock of Terra Lycos. In December 2003 the Board of Directors of Terra Networks, S.A., approved the acquisition of 4.41% of the capital stock owned by Citibank, N.A., as the agent bank for the stock option plans assumed by the company as part of the integration of the Lyco, Inc. As a result, we currently hold 75.29% of the total capital stock in Terra Networks. For more detailed information, please see “—Strategic Alliance with Terra Networks”.

Terra Lycos offers a suite of Internet services in a variety of languages that provides its users throughout its core markets in Europe, Latin America and North America with:

•	access to the Internet (in Spain and certain countries in Latin America);

•	portal and network services that incorporate a wide variety of individually tailored content for each market and featuring enhanced functionality;

•	a range of online advertising, marketing and e-commerce opportunities;

•	multiple solutions for customers’ Internet needs, such as web design and hosting and communication; and

•	consulting services such as web audit, web rationalization and web maintenance.

The services of Terra Lycos complement each other as customer growth in the Internet access business will benefit the portal and network services business, which in turn benefit the on-line advertising and e-commerce business, which in turn will benefit the Internet solutions business.

Through its portals and network of websites and joint venture partnerships, the Terra Lycos Group has one of the largest global footprints of any Internet portal or network, with portals in 37 countries. The Terra Lycos Group currently holds a leading position in the following markets: Spain, Latin America and the U.S. Hispanic market. Through its joint ventures and other interests, the Terra Lycos Group also holds a leading position in Europe (Lycos Europe) on a pan-regional basis and has various licensing agreements with Lycos Japan and Lycos Korea. The Terra Lycos Group is also a leading interactive services provider in Spain and Latin America, offering Internet access and local language interactive content and services to more than five million pay customers in Spain, the United States, Brazil, Mexico, Peru, Chile and Central America. In 2003, the Terra Lycos Group was one of the leading broadband services and content providers in Spain and Brazil. Terra Lycos ended 2003 with a total of 1.7 million pay access subscribers, including 644,000 ADSL subscribers, 70% more than the previous year.

In the second half of 2002, Terra Lycos created a new business unit, known as Global Operations, to develop enhanced products, services and systems for its customers, through standardizing and centralizing global functions relating to product management. This was done to improve and speed up the launch of its products globally, without compromising its corporate policy of preserving local color in each case.

Also in the second half of 2002, the Latin American countries were grouped into four geographical units under a new organizational structure: Brazil, Southern Region (Chile, Peru, Argentina and Uruguay), Mexico and Central Region (Central America, Colombia, the Dominican Republic and Venezuela). The major objectives of each unit are to maximize growth and operating income, obtain and maintain a leading position in the market and develop an organization which provides services in their respective local markets. The segmentation is used for organizational, rather than accounting, purposes.

The Terra Lycos Group’s business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular, with the aim of achieving profits. An example is its access business, which in 2001 had already abandoned its strategy of fostering free access as it gradually turned its attention to pay access, and in 2002 and 2003 focused on ADSL and broadband access.

The Terra Lycos Group’s efforts in this direction have materialized as ADSL services mainly in Latin America and Spain. The Terra Lycos Group currently offers its customers high-speed broadband connections to the Internet, together with the related communications services and media content.

In August 2002 and December 2002 Terra Lycos sold its stakes in Lycos Korea and Lycos Japan, respectively. However, Terra Lycos entered into license agreements with the resulting entities relating to our brand and certain products during limited periods. Lastly, in September 2002, the Terra Lycos Group sold its holdings in the Canadian subsidiary, Sympatico-Lycos.

Strategic Alliance with Terra Networks

On February 12, 2003 we and Terra Networks entered into a Strategic Alliance Framework Agreement to replace the strategic agreement dated May 16, 2000 to which Bertelsmann AG was also a party. For further information please see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Other Related Party Transactions—Strategic Alliance with Terra Networks”.

In addition, we, Terra Networks, Lycos and Bertelsmann entered into a preferential interest agreement that will make it possible to continue exploring opportunities for the mutual provision of communications services, development and content services in the on-line market.

Banking—Uno-e (BBVA)

On January 10, 2003, Terra Networks, S.A. signed an agreement with Banco Bilbao Vizcaya Argentaria S.A. to merge Uno-e Bank S.A. and the private consumer finance activities operated by Finanzia Banco de Crédito S.A. After obtaining the necessary authorizations, BBVA, S.A. and Terra Networks, S.A. in an Extraordinary General Shareholders’ Meeting unanimously approved an increase in capital in Uno-e Bank S.A. to be wholly subscribed by Finanzia Banco de Crédito, S.A. As a result of the capital increase, BBVA Group and the Terra Lycos Group hold stakes in Uno-e Bank, S.A.’s share capital of 67% and 33%, respectively. For a description of the agreement please see “—Other Lines of Business—International Strategic Partnerships—Our Strategic Alliance with Banco Bilbao Vizcaya Argentaria—Uno-e Bank”.

Travel-Rumbo/One Travel (Amadeus)

In July 1999, Terra Lycos agreed to create a 50/50 joint venture with Amadeus Global Travel Distribution, S.A., a global leader in the travel industry that operates travel reservation and distribution systems. The purpose of the joint venture is to develop a website for travel and tourism related services targeted at the Spanish and Portuguese speaking market. In September 2000, Terra Lycos launched Rumbo in Spain through this joint venture. In 2001, the Terra Lycos Group launched Rumbo in Argentina, Brazil and Mexico, and in 2002, Terra Lycos launched the website in Chile, Colombia, Venezuela, Uruguay and Peru. At December 31, 2003 Terra Lycos had investments of €7.5 million and had provided financing in the form of loans in the amount of €3.8 million. In March 2004, Rumbo signed an agreement with Despegar.es to manage its website.

In November 2000, the Terra Lycos Group decided to expand its business to the U.S. market by acquiring a significant stake in OneTravel, a top ten U.S. online travel website and one of the first value-oriented travel websites. The Terra Lycos Group increased its stake from 27.7% to 39.6% in OneTravel in March 2002.

On April 18, 2003, the Terra Lycos Group acquired a majority of voting rights in this company, increasing its holding from 39.6% as of December 31, 2002, to 52.07%. In August 2003 the Terra Lycos Group concluded the share purchase agreements by virtue of which its holding in the capital stock of OneTravel.com, Inc. was increased from 52.07% to 54.15%. The effective amount disbursed in 2003 was €3.3 million. At December 31, 2003, Terra Lycos had invested a total of €29.6 million and had provided financing in the form of loans in the amount of €0.5 million to OneTravel.com, Inc.

Culture-Ifigenia

In July 2000 Terra Networks increased its stake in Ifigenia Plus, S.L., a Spanish company, from 10% to 100% by (i) subscribing for new shares in a capital increase bringing our stake up to 40%, and (ii) purchasing the remaining 60% stake from private Spanish entities. Ifigenia develops and provides digital content and tools for Spanish education, culture, art, entertainment and tourism. At December 31, 2003, Terra Networks had invested a total of €10.1 million and had provided financing in the form of loans in the amount of €6.0 million to Ifigenia.

Location services-Maptel

In January 2001, Terra Networks acquired Maptel Networks, a leading solution provider for location and cartographic content in Spain. Maptel Networks develops web and wireless location-based solutions and provides consultancy services in different areas: Geomarketing, Geographical Information Systems (GIS), Fleet Management, and Customer Relationship Management (CRM). These services are based on Maptel’s own cartography and technology, and are being used for a broad range of customers in different sectors of activity. At December 31, 2003 Terra Networks had invested a total of €1.4 million and had provided financing in the form of loans in the amount of €2.3 million to Maptel.

Real Estate-Atrea (BBVA)

In November 2001, Terra Networks and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company under the trade name Atrea to develop and manage a vertical portal in the real estate sector. The portal is designed to facilitate and improve the operations of real estate agents and developers. The website also features a variety of services and information useful to the consumer when renting or selling/purchasing a home, including financing, insurance and moving services. Terra Networks launched Atrea in Spain in November 2001. In June and November 2002, Terra Networks subscribed new shares amounting to approximately €3.0 million in a capital increase. At December 31, 2003 Terra Networks had invested a total of €3.8 million.

Automobiles-Azeler (BBVA)

In March 2001, Terra Networks and Banco Bilbao Vizcaya Argentaria, S.A. formed a new company, Azeler, to develop and manage vertical portals designed to facilitate and improve the operations of professional players in the automotive sector as well as to offer to end users services and products related to the automotive sector. Terra Networks has launched Azeler in Spain. At December 31, 2003 Terra Networks had invested a total of €5.2 million in Azeler.

Online Auctions-DeRemate

In February 2000, Terra Networks acquired 30% of DeRemate, a leading auction site in Latin America. DeRemate has operations in Argentina, Chile, Uruguay, Brazil, Colombia, Venezuela, Mexico, the U.S. and Peru. Terra Networks currently holds a 17.8% interest in DeRemate’s share capital. DeRemate’s business model is now expanding to include B2B services with online outlet sales.

E-learning-Educaterra

Educaterra, a wholly owned subsidiary of the Terra Lycos Group, is the exclusive e-learning services provider of the Telefónica Group, providing solutions for the residential market and the corporate market. During 2002, Educaterra.com was launched as the Terra Lycos Group’s exclusive e-learning vertical channel. Educaterra.com is currently present in Spain, Brazil, Mexico, Argentina and Uruguay, and Terra Lycos plans to make it available in several other Latin American countries. The portal provides a wide range of e-learning content in languages, IT, tutoring support, “edutainment”, parent school and officeware, among others, with more than 25,000 hours of content in Spanish. At December 31, 2003 Terra Lycos had provided financing in the form of loans in the amount of €0.7 million to Educaterra.

Recent Developments

On February 11, 2004, Lycos, Inc. reduced its labor force by 118 employees as a result of the reorganization of its product and service portfolio and the outsourcing of its media sales force to 24/7 Real Media Inc., with which it has entered into an agreement for media sales and Ad-serving (advertisement placement) and analysis services.

On April 29, 2004, Terra Lycos announced that it was performing reviews and analysis on some of its operating units. As part of this global process, different alternatives are being analysed for the sale of its Lycos business. No definitive decision has been adopted by Terra Lycos at this time.

Worldwide Audiovisual Content and Media—Telefónica de Contenidos (Formerly Admira)

The Telefónica de Contenidos (formerly Admira) conducts our worldwide audiovisual content and media business. The Telefónica de Contenidos group develops and distributes audiovisual content through traditional media and new technology platforms.

During 2002, Admira was restructured. On May 30, 2002, its Board of Directors agreed to start the process of dividing the company in two:

•	Corporación Admira Media (Admira Media Corporation), dedicated to free-to-air broadcasting. The Media group held our shares in Antena 3 (which owns 100% of Onda Cero, one of the main radio broadcasters in Spain). The Media group holds our interest in the ATCO group (Telefé and Radio Continental, both in Argentina) and the Pearson Group.

•	Telefónica Contenidos (Telefónica Content), which manages the operations of Endemol, Vía Digital and other assets.

Once the major divestments in Media (mainly Antena 3 TV) and the merger between Vía Digital and Sogecable have finished, Telefónica decided on December 4, 2003 to reorganize all the investments related to Media in Telefónica de Contenidos except Endemol Group which will become part of the Business line “Filiales” at the same level as Telefónica de Contenidos as mentioned before.

Antena 3

At December 31, 2002, Admira directly owned 47.5% of Antena 3, one of the leading private commercial television stations in Spain.

On January 7, 2003, Telefónica de Contenidos exercised a call option to purchase 17,365,125 and 2,167,500 shares of Antena 3 for €117.6 million held by Banco Santander, Central Hispano, representing 11.7% of the outstanding capital of the company.

In March 2003, Telefónica acquired the participations of Corporación Admira Media and Telefónica de Contenidos in Antena 3 Television (11.7% and 47.5%, respectively).

As a condition to the merger between Sogecable’s and our digital platform, Canal Satélite Digital and Vía Digital, we had to divest our interest in Antena 3 TV in order to comply with the current regulatory framework.

At our annual general meeting of shareholders held on April 11, 2003, our shareholders approved the distribution of up to 50,000,400 shares of Antena 3 held directly by us, representing 30% of the outstanding share capital of Antena 3. The number of shares distributed to each of our shareholders was 1 share of Antena 3 for every 295.60 of our shares. This distribution was subject to us commencing an initial public offering of the Antena 3 shares in Spain. The Antena 3 shares began trading in the Madrid, Barcelona, Bilbao and Valencia stock exchanges and Automated Quotation System (“Mercado Continuo”), on October 29, 2003.

On April 30, 2003, our Board of Directors decided, as approved by the general meeting of shareholders held on April 11, 2003, to accept an offer made by Grupo Planeta for 25.1% of the Antena 3 shares. We agreed to sell our 25.1% interest in Antena 3 for €364 million (assuming an equity value of €1,450.0 million), subject to obtaining the necessary administrative authorizations as requested by the Spanish Act 10/88 on Private Television and to clearance from the Spanish anti-trust authorities. The sale was subject to the admission to listing of the Antena 3 shares in the Madrid, Barcelona, Bilbao and Valencia stock exchanges.

On November 2003 we sold our remaining 4.17% holdings in Antena 3. The 2,317,891 shares were sold through a block trade at €34.0 per share, for a total purchase price of €78.8 million.

Telefé

In 1998, the Telefónica Group acquired an initial stake in Atlántida de Comunicaciones, an Argentine holding company, which owns the publishing company Atlántida, and the Argentine television channels, Telefé and Televisoras Provinciales, as well as Radio Continental. In 2000, we acquired in several steps the remaining interest in Atlántida de Comunicaciones in exchange for our shares.

In Argentina, audiences are measured only in Buenos Aires City and Greater Buenos Aires, therefore the figures in the following discussion are measured only on this basis. In 2003, Telefé had an estimated average audience share of 34.3% and captured an estimated 41.2% of television advertising spending in Argentina according to its estimates. In addition, Telefé operates seven free-to-air television stations in Argentina’s interior provinces. Telefé also produces motion pictures and television programming, some of which is distributed throughout Latin America and in the United States and Europe. The free-to-air television market in Argentina depends to a significant extent on advertising revenues. The advertising market generally, and the television advertising market specifically, has been characterized by softness of demand due to the general macroeconomic and political crisis in Argentina. As a result, spending on advertising has significantly decreased in 2002, which has had and continues to have an adverse effect on Telefé’s results of operations. For a discussion of the impact of the macroeconomic and political crisis in Argentina, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Other Events Affecting the Comparison of our Results—Economic Situation in Argentina”.

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

As a subsidiary of Antena 3, this investment was divested jointly with the TV broadcaster stake.

Radio Continental

Telefónica de Contenidos owns 100.0% of Radio Continental, a chain of AM and FM radio stations in Argentina that it acquired in connection with its acquisition of Atlántida de Comunicaciones S.A. See “—Telefé” above.

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

With the further development of the Internet and the increased capabilities of mobile telephony, new platforms suitable for delivering entertainment content attract younger audiences (which are more appealing to the advertiser) away from traditional television production.

Endemol Group continues to develop its strategy of geographic diversification. During 2003, Endemol initiated operations in Russia and it is exploring opportunities in new markets including China and Japan.

In the last quarter of 2003, Endemol acquired a 51% interest in True Entertainment for €6 million, which should increase Endemol’s presence in the U.S. drama production market.

Telefónica Sport

During 2003, Telefónica de Contenidos finalized its deinvestment of sports rights.

In particular, in December 2003, Telefónica de Contenidos sold its 70% interest in Euroleague Marketing (which owns broadcasting and merchandising rights for the Euroleague basketball) to Sogecable. Pursuant to the purchase agreement we do not have to make any warranty payments for next seasons’ competition.

As established in the merger agreement between Sogecable and Vía Digital, Telefónica de Contenidos sold to Sogecable its 40% interest in Audiovisual Sport.

As of December 31, 2003, Telefónica Sport has no sporting rights.

Torneos y Competencias

Torneos y Competencias, in which Telefónica de Contenidos held a 20% stake at December 31, 2003, holds broadcasting rights for the Argentine National Soccer League.

Other Interests

Telefónica de Contenidos owns a 100.0% interest in ST-Hilo which produces and transmits specialized audio channels to business and residential customers in Spain and a 70.0% interest in Lola Films, a Spanish motion picture production company. Telefónica de Contenidos also holds a 7.4% interest in Media Park, a Spanish television channel production company and a 51% interest in the Venezuelan company, Rodven, S.A., which owns a record label, Líderes, and sponsors artistic events.

Pay Television

We offered direct-to-home (“DTH”) satellite television service in Spain through DTS Distribuidora de Televisión Digital, S.A. (“DTS”), a joint venture along with a number of television broadcasters. DTS marketed its services under the Vía Digital trademark.

During 1999, we increased our ownership interest in Vía Digital to 68.6%. In January 2000, Vía Digital issued additional ordinary shares. We purchased some of these shares, but fewer than our proportionate interest in the company. As a result, our interest in Vía Digital declined to 48.6%.

In March 1999, Vía Digital acquired the exclusive rights to broadcast the United European Football Association Champions League on pay per view through the 2002/2003 season. In June 1999, Sogecable and Admira entered into an agreement relating to joint broadcast rights for the “National Championship Soccer League” and the “King’s Cup of Spain” through the 2008-2009 season. As part of this agreement, Admira granted to Sogecable joint rights to broadcast the United European Football Association Champions League. Sogecable’s shareholders include Grupo Prisa, a Spanish media company, Canal Plus France and other financial shareholders.

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

On February 13, 2003, Telefónica de Contenidos communicated to Vía Digital its intention to convert all of its convertible bonds into common equity. This conversion was approved by the board of Vía Digital in its meeting on February 20, 2003. 9,446,625 bonds were converted into 9,446,625 common shares at par value (€17.4 per share), with all economic and voting rights, through a capital increase amounting to €164,371,275. As a consequence, Vía Digital’s common stock increased to 328,742,550 (18,893,250 shares at €17.40 per share).

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

Under the May 2002 and January 2003 agreements, the integration of Vía Digital and Sogecable was structured as follows:

•	A share capital increase of 23% in Sogecable has been offered to Vía Digital’s shareholders in exchange for 100% of their holdings in Vía Digital.

•	As a result of the share exchange, Telefónica de Contenidos holds a higher stake than those of each of Grupo Prisa and Groupe Canal+ (16.4%). However, it has been agreed that Telefónica de Contenidos’ voting rights for the shares exceeding such 16.4% shall be suspended. As a consequence, the corporate governance rights of the three reference shareholders in Sogecable will be equal.

•	Telefónica de Contenidos has represented that its current strategic plans envisage that the 16.4% stake in Sogecable would not be sold during the three year period following the share exchange.

•	Telefónica de Contenidos, Grupo Prisa and Groupe Canal+ will have equal representation in the Board of Directors of Sogecable with the same number of members. Grupo Prisa has undertaken to propose that the new president of the board will be designated among the board members appointed by Telefónica de Contenidos.

•	Groupe Canal+ and Grupo Prisa agreed to maintain their existing shareholder agreement with respect to Sogecable, to which Telefónica de Contenidos will not be a party.

•	Each of the three reference shareholders, Grupo Prisa, Groupe Canal+ and Telefónica de Contenidos, underwrote and funded an equal amount of €50 million as participative loans, for a global amount of €150 million. These loans have a 10-year maturity and an 11% annual interest rate.

•	Subordinated debt in an amount of €175 million has been offered to all of the Sogecable shareholders. €172 million was underwritten by us. This debt has a maturity of 9 years and the applicable interest rate is 10.3% per annum plus attached warrants equivalent to 1% of Sogecable shares.

•	Sogecable’s and Vía Digital’s existing net debt as of April 30, 2003 should not exceed €705 million and €425 million, respectively. In order to maintain such thresholds, on June 27, 2003, Telefónica de Contenidos recapitalized Vía Digital by subscribing 54,588,391 new Vía Digital shares amounting to €949.8 million.

On July 21, 2003, Sogecable, now integrated with Vía Digital, launched its commercial offer under the brand “Digital+”. At December 31, 2003, Sogecable had 2.3 million subscribers of which 548,000 were Canal+ analog subscribers.

For a further discussion of our commitments with respect to these transactions, see Note 22(b) to our consolidated financial statements.

Telefónica Servicios Audiovisuales and Hispasat

Through Telefónica Servicios Audiovisuales, we offer audiovisual transmission services, production services and systems integration services to the television industry. Admira also holds a 13.2% interest in Hispasat, a Spanish satellite communications system.

Other Investments

In 1999, we acquired a 5% stake in Pearson plc for €621.4 million and sold our 20% stake in Recoletos Compañía Editorial to Pearson plc. Telefónica de Contenidos continues to evaluate its current structuer and may decide to divest non-strategic corporate assets.

Other Lines of Business

Telefónica Publicidad e Información—Directory Publishing

Telefónica Publicidad e Información publishes, develops and sells advertising in telephone directories. In addition to printed directories, it offers directories online and in telephone-based format. Telefónica Publicidad e Información has operations in Spain, Brazil, Chile and Peru. In addition, Telinver is the Group’s telephone directory subsidiary in Argentina. In June 1999, Telefónica Publicidad e Información completed an initial public offering of approximately 35% of its ordinary shares to institutional and retail investors. At December 31, 2003, we held a 59.9% interest in Telefónica Publicidad e Información.

Spain

Telefónica Publicidad e Información has a market share of 89% in the directory printing sector in Spain. Its core products are:

•	Páginas Amarillas (“Yellow Pages”), an annual advertising directory containing certain information on companies, businesses and professionals in a particular geographical area, classified by sector, location and alphabetical order. The directory contained approximately 1.2 million listings and 307,000 paid advertisements at December 31, 2003.

•	In 2001, Telefónica Publicidad e Información introduced a new product known as Páginas Amarillas de Bolsillo (“Pocket Yellow Pages”) which have become TPI’s most modern and manageable annual advertising directory. In 2003, a total of nine directories were published. This product is designed for use outside the home and permits the user to conveniently carry the directory.

•	Páginas Blancas (“White Pages”), which includes residential, professional and business telephone numbers in a particular geographic area, classified by location and alphabetical order. The directory has been redesigned and new content and information has been added, offering information of general interest to users. During 2003, 62 White Pages directories were published and 16 million copies printed. The number of customers increased to 280,500 in 2003.

•	Páginas Amarillas Online (PAOL) (“Yellow Pages Online”) is one of the largest and most complete online databases of Spanish businesses in terms of number of listings. The number of advertisers listed in Páginas Amarillas Online reached 272,000 in 2003. In 2003, the number of registered visits increased to 39.0 million. Páginas Amarillas Online also offers supplementary information, including job listings, international directory listings (with access to yellow page listings in other countries) and street guides to more than 400 Spanish cities.

•	Productos telefónicos, Servicio de información telefónica 11888 (operator-assisted Yellow Pages) is a new directory assistance service launched in February 2003 that offers 24-hour operator-assisted information over the telephone for all companies, businesses, professionals, products and services located in the Páginas Amarillas. 11888 also includes value added services, such as call completion and the ability to send information by fax or e-mail, as requested. In 2003, this service received 24.0 million calls compared to 4.2 million calls in 2002 an increase of 5.7 times when compared to 2002.

•	Guía de la Construcción: This is the first directory specializing in the construction business sector. 150,000 copies of this directory have been distributed to professionals and companies. This new guide has opened a new possibility of expansion for the advertising business. We plan to develop these kind of specialized Business-to-Business Directories over the next years.

•	Europages, available in paper, CD-Rom and over the Internet, is the most comprehensive trans-European directory containing information on major European export companies, classified by activity and grouped by country of origin. The Europages are edited annually by Euredit. Telefónica Publicidad e Información is responsible for managing the advertising business and the distribution of the directory in Spain.

In May 1999, Telefónica Publicidad e Información entered into an agreement with Telefónica de España to publish, distribute, market and sell advertising in Páginas Blancas. Under this agreement, Telefónica Publicidad e Información pays Telefónica de España a commission based on the revenues generated from advertising and is reimbursed for the costs associated with the Guías Básicas de Referencia (“Basic Guides”).

Latin America

Brazil

Telefónica Publicidad e Información commenced its operations in Brazil in 1999. Telefónica Publicidad e Información published its first edition of yellow pages directories in 2001 under the name “GuíaMais” for the Brazilian cities of São Paulo, Guarulhos, Riberão Preto and Curitiba (Parana State), and, in 2002, it began publishing “GuiaMais” in Osasco-Barueri and the ABC region. In 2003, Curitiba’s directories were not published because of short-term profitability concerns. It also offers its directories online and in telephone-based format. In 2003, TPI Brazil has consolidated its position in the São Paolo state, reaching a market share of 33% in the directory printing sector in Brazil, which is a 6 percentage point increase over the last edition. The number of customers for the third edition in São Paulo reached 12,000.

Telefónica Publicidad e Información also publishes a white pages directory in São Paolo. In July 2001, Anatel, the Brazilian telecommunications regulator, temporarily suspended Telesp’s obligation to distribute printed copies of white pages directories to its customers as long as it offers an alternative service and its customers do not request a printed copy. In 2003, TPI Brazil edited for Telesp a reduced edition of the white pages, as in 2002. According to our estimates, the website of GuiaMais is the most visited directory website in São Paulo with 6 million registered visits in 2003.

Chile

At December 31, 2003, Telefónica Publicidad e Información held a 51.0% interest in Impresora y Comercial Publiguías, S.A., or Publiguías. In early 2004, Telefónica Publicidad e Información holding in Publiguías increased from 51% to 100%, after the 49% buy out of minorities for U.S.$80.4 million.

Publiguías is the leader of the Chilean directories market, with a market share of 98%, in the directory printing sector in Chile. Publiguías publishes 11 yellow pages and white pages directories, with more than 56,000 clients, and 6.5 million copies printed. Santiago is the most important directory with more than 25,000 clients. Internet revenues have increased strongly due mainly to improved sales strategy and the creation of a specific sales force. The number of registered visits increased 28.6% to 15 million.

In 2001, CTC and Publiguías renegotiated their contractual framework and entered into an agreement to publish, distribute, market and sell advertising in the white pages directories. Under this agreement, Publiguías pays a fee of total advertising sold in the white pages and receives from CTC the costs associated with listing the telephone numbers. Under this contract, CTC will provide billing and collection services for its sales of advertising and will receive a percentage of the revenues generated by Publiguías as a result of such sales. In addition, Publiguías will pay CTC a variable fee based on the number of directories published and the number of individual updates.

In early 2001, the Chilean regulatory authority modified the requirement to publish and distribute annually white pages directories to customers. As a result, white pages directories are only required to be published every two years with a supplement being distributed in the year of non-publication. Publiguías and CTC agreed that this new regulation applied only with respect to the distribution of residential white pages directories in Santiago, Chile. In 2002, Publiguías published a complete directory and in 2003, it published an addendum to the Santiago residential white pages directories.

Peru

Telefónica Publicidad e Información purchased the directory publishing business of Telefónica del Perú in February 2002 for U.S.$36.3 million. Telefónica Publicidad e Información is the only publisher of directories due to Bell South’s exit from the Peruvian market. TPI Peru publishes white pages and yellow pages directories in Lima, and in central, northern and southern Peru. The nine directories published have over 35,000 advertisers with more than 22,000 in Lima’s directory. The number of visits in 2003 increased 46% to 2.7 million. TPI Peru reached an agreement in 2002 with Telefónica del Perú to publish, distribute, market and sell advertising in the white pages directories. Under this agreement, TPI Peru pays a commission based on the revenues generated from advertising and receives the amount of the costs associated with the basic guides plus a margin for their management.

Argentina

Telinver is the directory subsidiary in Argentina. In 2003, operating revenues increased 19% in local currency due to the stabilization of the Argentine economy and the appreciation of the Argentine peso.

Atento—Contact Centers

We formed Atento in 1999 to hold and develop our contact center business. Atento offers integrated telephone assistance services as well as sophisticated “customer relationship management” services such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento provides staff and rents contact center positions to third parties. At December 31, 2003, Atento operated more than 40 contact centers and 25,700 contact center positions in 12 countries on three continents, including Europe (Spain), Latin America and Northern Africa (Morocco).

In December 2001, Banco Bilbao Vizcaya Argentaria agreed to transfer its domestic and international contact center business to our wholly owned subsidiary, Atento. In May 2002, we created Atento N.V., a new holding company for our contact center operations. We contributed to Atento N.V., our entire contact center business in Spain and overseas.

In October 2003, the Sociedad General de Participaciones Empresariales (“GPE”), a subsidiary of Banco Bilbao Vizcaya Argentaria, we and Atento N.V., reached an agreement to allow BBVA to participate in Atento N.V.’s share capital. Also in October 2003, specific agreements were reached to provide services to the bank BBVA in Spain and Portugal. Following this agreement, in November 2003, Atento N.V. carried out a capital increase fully subscribed in cash by us and GPE by purchasing Atento N.V.’s newly issued shares, representing 8.65% of the share capital, fully paid, 3.65% in cash and subscribed 5% of the capital increase by transferring shares of mercantile Procesos Operativos, S.A. to Atento N.V. Also in October 2003, BBVA and Atento N.V. signed a framework agreement to provide services for a four year period, establishing the conditions under which Atento N.V. and its subsidiaries will provide call center activities and services to Grupo BBVA.

In 2003, Atento continued to consolidate as a contact center service provider for the Portuguese and Spanish speaking market.

Atento has reached its main goals through a business plan focused on providing services to strategic clients, operating performance and cost containment.

Atento’s major competitors are Convergys, Teleperformance, SNT, SITEL, Sykes Enterprise, Teletech Holdings, WestCorp. and ICT Group.

International Strategic Partnerships

Portugal Telecom

On January 23, 2001, Telefónica Móviles, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate Telefónica Móviles’ wireless businesses in Brazil with those of Portugal Telecom. On October 17, 2002, Telefónica Móviles, Portugal Telecom and PT Moveis entered into a Stockholders’ Agreement and a Subscription Agreement that implemented the joint venture framework agreement signed in January 2001. For further information please see “Item 10. Additional Information—Material Contracts—Agreement with Portugal Telecom”.

Mobipay

Telefónica Móviles is jointly developing with other companies a new, simple, fast, low cost and secure mobile payment system that, under the Mobipay brand, offers merchants and customers the capability for onsite (in person) or remote automated transactions including vending machines, for personal money transfers, micropayments and for value added services like electronic invoicing. For a description of Mobipay and other m-pay initiatives, see “—Worldwide Wireless Communication Services—Telefónica Móviles—Services and products—M-payment”.

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

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. signed a Protocol of Intent, to merge Uno-e Bank, S.A. with the private consumer finance activities operated by Finanzia Banco de Crédito, S.A. a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. On January 10, 2003, Terra Networks S.A. and Banco Bilbao Vizcaya Argentaria, S.A. signed an agreement providing for the merger. The agreement was subject to the completion of the corresponding due diligence process, the execution of a definitive agreement and the receipt of necessary authorizations. On June 23, 2003, Terra Networks S.A. and BBVA finalized the merger, and Terra Networks S.A.’s stake in Uno-e Bank has consequently been reduced to 33%. In connection with Terra Networks S.A.’s investment in Uno-e Bank, S.A., Terra Networks, S.A. also signed a contract providing for a liquidity mechanism with Banco Bilbao Vizcaya Argentina, S.A. on May 15, 2002. According to this liquidity mechanism, Terra Networks, S.A. has a put option to sell its interest in Uno-e Bank, S.A. to Banco Bilbao Vizcaya Argentaria, S.A.

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

In an extraordinary general shareholders’ meeting of Uno-e Bank S.A. held on April 23, 2003, Terra Networks, S.A. and BBVA unanimously approved (subject to the required approval by Banco de España) a capital increase in Uno-e Bank S.A. to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA) through the contribution of its private consumer finance business. Finanzia Banco de Crédito, S.A. also held an extraordinary general shareholders’ meeting on the same date, which approved the contribution and subscription for shares in the capital increase. As a result of the capital increase in June 2003, the consumer finance business has been integrated into the shareholding structure of Uno-e Bank, and the respective stakes of the BBVA group and Terra Networks after the capital increase are 67% and 33%.

In December 2001, BBVA agreed to transfer its domestic and international call center business to Atento, our subsidiary that conducts our call center business, in exchange for up to a 9% stake in Atento N.V. For a description of this transaction, see “Item 4—Information on the Company—Business Overview—Atento—Contact Centers”.

Electronic Ticketing

In September 2001, we acquired through Admira a 47.5% stake in Tick Tack Ticket, Banco Bilbao Vizcaya Argentaria’s electronic ticketing business, which sells tickets to entertainment events. On July 21, 2003, Telefónica de Contenidos sold its 47.5% stake in Tick Tack Ticket.

Capital Expenditures and Divestitures

We have invested over €16,052.9 million in capital expenditures (consisting of additions to property, plant and equipment, which we refer to as “tangible investments”, and additions to intangible assets, which we refer to as “intangible investments”) since January 1, 2001. Of this amount, €3,705.8 million was invested in 2003, €3,926.2 million was invested in 2002 and €8,420.9 million was invested in 2001. Losses on property, plant and equipment, which we refer to as “tangible (property and equipment) divestitures”, and losses on intangible assets, which we refer to as “intangible asset divestitures”, in 2001 and 2003 were not material. Tangible (property and equipment) and intangible asset divestitures in 2002 were material, principally due to the value adjustments for the UMTS licenses and other intangible assets in Germany, Austria and Switzerland, which amounted to €9,526.2 million.

Year Ended December 31, 2003

In 2003, capital expenditures decreased by 5.6% from 2002, due to a more controlled and conservative investment policy implemented in 2002 and 2003. Each of our principal business lines has maintained a policy of reduced capital expenditure compared to the prior year, with the exception of our worldwide wireless communications services as a result of the roll-out of GSM networks in Mexico and Chile. Telefónica de España and Telefónica Internacional have maintained their policy of focusing on capital expenditures on the development of broadband services new businesses while maintaining the necessary capital expenditures for their traditional business. Our principal investments in 2003 include:

•	intangible investments (€806.5 million)

•	tangible investments made by Telefónica Internacional (€504.5 million)

•	tangible investments made by Telefónica de España (€1,084.4million)

•	tangible investments made by Telefónica Móviles (€996.9 million)

•	tangible investments made by Telefónica Empresas (€100.3 million)

•	tangible investments made by Atento (€10.4 million)

Year Ended December 31, 2002

Our principal capital expenditures in 2002 were investments made by Telefónica de España in the development of its broadband services. Capital expenditures in 2002 were substantially reduced due to the freeze of the development of UMTS licenses in Europe and the reduction of investments in Spain and Latin America. In 2002, capital expenditures decreased by 53.4% from 2001, due to an investment rationalization policy implemented in 2002, and included:

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

Financial Investments and Divestitures

During 2003, our principal investments were made by Telefónica, S.A. €1,528.5 million, (€1,029.6 million from takeover bid for Terra), Telefónica de Contenidos (€708.6 million) and Telefónica Móviles (€567.4 million). Our principal financial divestitures were the overall divestiture of the holding in Antena 3 TV and the sale of the companies Sonda, 3G Telecommunications and Inmarsat by Telefónica Internacional, Telefónica Móviles and Telefónica de España, respectively.

Our principal financial investments in 2002 were made by Telefónica Móviles (€712.4 million), Admira (now Telefónica de Contenidos) (€488.6 million) and Telefónica, S.A. (€264.0 million). Our principal financial divestitures in 2002 were divestitures by Telefónica de Contenidos of 100% of its holding in Grupo Uniprex Onda Cero, Cadena Voz de Radiodifusión and Azul Televisión, and its sale of 4.11% of its holding in Hispasat, S.A.

Telefónica de Contenidos maintains a 13.23% holding in Hispasat, S.A. Additional divestitures have been recorded by Telefónica Datacorp, SAU, and Terra Networks of its holding in European Telecom International, GmbH Lycos Korea and Sympatico Lycos.

The principal financial investments in 2001 were made by Telefónica Data (€1,534.5 million), Telefónica Móviles (€1,166.1 million), Telefónica, S.A. (€756.2 million), Telefónica de Contenidos (€676.4 million) and Terra Networks (€198.2 million). Our principal financial divestitures in 2001 were divestitures by Admira Media of 5.4% of its holding in Hispasat, S.A. for €35.2 million and by Telefónica Internacional of its 35.86% holding in Cablevisión, S.A., which we did not consolidate in our financial statements for 2001, for €255.9 million. Telefónica de Contenidos maintains a 17.34% holding in Hispasat, S.A.

Seasonality

Our main business is not significantly affected by seasonal trends.

Patents

Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

Public Takeover Offers

On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we do not currently own. The CNMV approved the prospectus for the tender offer on June 19, 2003. The offer price was €5.25 per share, payable in cash. Our offer was subject to our owning at least 75% of the total share capital of Terra Networks on the closing date of the offer. We obtained the backing of the stockholders owning 33.6% of the shares of Terra Networks, thereby guaranteeing it title to 71.97% of the company’s capital stock. In December 2003 the Board of Directors of Terra Networks, S.A. approved the acquisition of 4.41% of the capital stock owned by Citibank N.A. as the agent bank for the stock option plans assumed by the company as part of the integration of Lycos, Inc. Following the tender offer, we currently hold 75.29% of the total capital stock in Terra Networks.

For further information, see “Item 4—Business Overview—Worldwide Internet-Related Services—Terra Lycos”.

Telesp Celular Participações S.A., or TCP, and Tele Centro Oeste Celular Participações S.A., or TCO, are two companies included in the Brasilcel joint venture with Portugal Telecom. We contributed our 14.68% interest TCP and our 14.43% interest in TCO to the Brasilcel joint venture pursuant to our agreement with Portugal Telecom. See “Item 10. Additional Information—Material Contracts—Agreement with Portugal Telecom.” TCP provides wireless services in the Brazilian states of São Paolo, Paraná and Santa Catarina, while TCO provides wireless services in Brazil’s Federal District and in 11 Brazilian states including Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, and Tocantins.

On April 25, 2003, TCP acquired 61.10% of the voting capital stock of Tele Centro Oeste Participaçoes, S.A., or TCO from Fixcel S.A.

On May 25, 2003, in compliance with Brazilian legislation, TCP launched a tender offer for the common shares of TCO not owned by it. The acceptance period finished on November 18, 2003. As a result of the shares tendered, we acquired 72.2% of the outstanding available common shares at the price of R$ 16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. At December 31, 2003 TCP held 86.6% of TCO’s ordinary shares, representing a 28.29% interest in TCO. TCP also announced the intention to launch an exchange offer for the remaining shares of TCO through which TCP would have become TCO´s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM (the Brazilian market regulator) raised questions on to its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January 2004.

For further information, see “Item 4—Business Overview—Telefónica Móviles—Telefónica Móviles Operations—Brazil”.

C.	ORGANIZATIONAL STRUCTURE

Please see “—History and Development of the Company—Overview”.

D.	PROPERTY, PLANT AND EQUIPMENT

Spain

Fixed lines

In order to provide residential and other telecommunication services in Spain, we operate a full telecommunication services network. We benefit from an intensive capital investment plan carried out over the last decade, which focused on network expansion as well as network upgrading. As a result, we now have:

•	A network consisting of fiber optical cable to the curb in every Spanish city with a population of more than 50,000 inhabitants.

•	Switching including synchronous digital hierarchy.

•	An asynchronous transfer mode rollout (ATM).

•	System 7 signaling throughout (used for commutation circuits networks).

Our infrastructure development objective is to achieve a fully digital system which allows simultaneous voice, data, text, and image transmission, and which permits cost-efficient network management and maintenance. Consistent with this aim, we are moving towards a simplified two-level hierarchical network through the use of remote units, and we are presently increasing operational efficiencies through centralization of our network supervision and management functions. The local digitalization rate in our network has increased from 56.7% in 1995 to 92.6% as of December 31, 2003, and our long distance lines are now 100% digitalized.

We have continued increasing the number of integrated services digital lines in our network. As of December 31, 2003 we have approximately 14,792,762 integrated services digital network lines. This will allow us to provide voice telephony and image transmission services through the same line.

In carrying out our infrastructure development program, we have increased the use of fiber optical cable in our network.

The following table shows the total length of the four basic types of cable used in our network:

	At December 31,
	2003	2002	2001	2000
Coaxial cable (Km.)	2,457	2,468	4,756	4,787
Optical fiber cable (Km.)	64,934	60,932	58,156	54,920
Copper cable in interurban links (Km. aerial cable)	56,492	56,753	57,095	57,259
Copper cable in subscriber networks (Km. per urban zone)(1)	69,854	69,148	68,563	67,554

(1)	Transmission cables in the subscriber networks contain a variable number of conducting filaments, which are isolated from each other and grouped in pairs. Each such pair is called a “par”.

The deployment of broadband infrastructure at December 31, 2003 is as follows:

At December 31, 2003
ADSL connections (thousands):	1,660.5
ADSL lines over BTN:	1,560.5
ADSL lines over ISDN:	100.0
Switchboards with ADSL over BTN:	3.6 (3.4 regular switchboards + 174 remote equipment)
Switchboards with ADSL over ISDN:	1.2
Degree of DSLAM equipment occupation (%):	87.9%
Average time of BTN service provision (calendar days):	14.84
ADSL lines subscribed per 100 inhabitants:	3.95%

ADSL lines Subscribed per

100 BTN and/or ISDN access lines

	Lines	ADSL	Coverage
BTN	15,263,073	1,560,514	10.2%
ISDN	889,724	99,936	11.2%
Total	16,152,797	1,660,450	10.3%

The Spanish demography and topography presents significant challenges regarding the provision of basic telephony services throughout the country, especially to rural areas. Our continuous plan of rural expansion has been partly fostered by the Spanish local authorities. We are capable of using alternative technologies in order to extend the provision of services to remote and underpopulated areas according to our universal service obligations. A wireless access service was established in areas in which its cost-benefit was higher than expanding the fixed line telephony service, which is today being replaced by new technologies that allow for functional Internet access.

Wireless Networks

Telefónica Móviles España’s digital network in Spain is based on the GSM standard, which has been adopted by more than 130 countries worldwide, including all member countries of the European Union. The wide acceptance of the GSM standard, together with its international roaming agreements, enables Telefónica Móviles España’s customers to make and receive calls throughout Western Europe and in more than 200 countries worldwide. Telefónica Móviles España’s GSM-based network provides its customers with access to many of the most advanced wireless services and a full portfolio of services and products. In addition, in 2001 Telefónica Móviles España launched a general packet radio services, or GPRS, which permits faster-based technology for the transmission of data and improved networks utilization.

In addition to continue increasing the GSM network’s capacity in order to improve the network coverage quality in highly populated areas and allow for a more intensive use of its network inside offices in urban areas, Telefónica Móviles España has continued during 2003 rolling-out its UMTS network complying with its obligations under its UMTS license. In October 2003 Telefónica Móviles was the first mobile operator in Spain to launch a pre-commercial service based on UMTS technology.

Argentina

Telefónica de Argentina’s properties consist of transmission plants and exchange equipment. Most of Telefónica de Argentina’s properties are located in and around the Buenos Aires region.

As of December 31, 2003, the telephony service has approximately 4.2 million lines in service with approximately 24.4 lines in service per each 100 inhabitants in the southern region.

Telefónica de Argentina’s long distance service was provided mainly through a microwave network using analog lines and switchboards. As of December 2003, Telefónica de Argentina has built approximately 16,730 kilometers of optical fiber network, out of which 4,962 kilometers are located in the northern region and are dedicated to the provision of national long-distance services between the main cities, and another optical fiber network for the transmission of long-distance services between switchboards.

Brazil

Network and Facilities

Telesp’s network includes installed lines and switches, an access lines network connecting customers to switches and trunk lines connecting switches and long-distance transmission equipment. As of December 31, 2003, our regional telephone network included approximately 14.2 million installed access lines, including public telephone lines, of which 12.3 million access lines were in service. At that time, of the access lines in service, approximately 74.4% were residential, 20.9% were commercial, 2.7% were public telephone lines and 2.0% were for our own use and for testing. Intraregional long-distance transmission is provided by a microwave network and by fiber optic cable. Our network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated.

	At and for year ended December 31,
	2003	2002	2001	2000	1999
Installed access lines (millions)	14.2	14.4	14.3	12.5	9.5
Access lines in service (millions)(1)	12.3	12.5	12.6	10.6	8.3
Average access lines in service (millions)	12.4	12.6	11.9	9.3	7.4
Access lines in service per 100 inhabitants	31.6	32.9	33.8	30.4	23.8
Percentage of installed access lines connected to digital switches	96.9	\96.1	95.7	93.8	87.0
Number of public telephones (thousands)	331.1	330.9	342.8	246.8	217.3

(1)	Data includes public telephone lines.

Technology

We are currently implementing the necessary infrastructure for the offering of “Wi-Fi”, which is a wireless Internet access connection that offers mobility to our Internet clients.

As of December 31, 2003, our network was approximately 96.9% digital.

Peru

In order to provide telecommunication services in Peru, Telefónica del Perú operates a telecommunications multiservice network. Over the last decade, a number of significant capital investments were made in order to enlarge the telecommunication’s infrastructure and to provide the telecommunications network with the latest generation technologies. As a result, we currently have:

•	A sound optical fiber and coaxial cable network.

•	A communications network interconnected through signaling protocol number 7.

•	An ATM network.

•	A transmission network including SDH technology (synchronous digital hierarchy).

The objective while developing Telefónica del Perú’s infrastructure is to achieve a completely digital system that allows for simultaneous voice, video, data and text transmission, and therefore obtains network management and maintenance efficiencies. According to this, our network is simplified to a two level hierarchy network through the use of remote units. We are also increasing our operating efficiencies through the management and monitor network centralization.

Telefónica del Perú’s network is 96.3% digititalized, long-distance transmission is 100% digital in Lima and Callao and Telefónica del Perú’s provincial network is 90.2% digititalized.

Plant digitalization:	96.3%
Number of fixed lines in service:	1,851,558
Number of fixed lines set-up:	2,145,345

Telefónica del Perú has increased the number of ISDN lines. As of December 31, 2003, Telefónica del Perú had approximately 26,054 ISDN lines.

Telefónica del. Perú’s infrastructure development plan has increased the use of optical fiber into its network:

	At December 31, 2003
Description	1999	2000	2001	2002	2003
Coaxial cable (Km.)	5,090	5,585	5,697	5,738	5,797
Optical fiber cable (Km.)	6,139	6,508	6,728	6,761	6,993
Subscriber network (thousand Km.-pair)	5,038	5,196	5,270	5,316	5,517

Chile

The principal plant and equipment of CTC Chile consists of outside plant and switching equipment and operating units that are located throughout Chile. CTC Chile’s land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties.

Wireless Networks

Telefónica Móviles owns, or controls through long-term leases or licenses, properties consisting of plant and equipment used to provide wireless communication services.

Plant and equipment used to provide wireless communication consist of:

•	Switching, transmission and receiving equipment;

•	Connecting line (cables, wires, poles and other support structures, conduits and similar items);

•	Land and buildings;

•	Easements; and

•	Other miscellaneous properties (work equipment, furniture and plants under construction).

Satellite Communications

We have interests in four international satellite communications organizations or companies, including:

•	Intelsat, 1,224,877 shares (0.7%), the global satellite consortium.

•	Eutelsat, 21,349,160 shares (2.1%), the European regional satellite company.

•	Hispasat (13.2%), the communications satellite company which carries the Digital + direct-to-home (DTH) satellite television service and has a license to operate a new satellite system in Brazil (Amazonas).

•	New Skies Satellites, 984,810 shares (0.7%), the communications satellite company that was formerly part of Intelsat.

The 1,175,900 shares (1.2%) of Inmarsat, the maritime and mobile satellite company, have been already sold last December 2003 to the company Grapeclose Ltd. for $17,638,500.

We operate 37 high performance earth stations providing advance services to these satellite companies.

We have implemented a satellite IP-access platform, which has been in operation since February 2003. So, Telefónica provides currently broadband Internet and Intranet access with similar speed and performance as with the ADSL technology. This platform is in an upgrading process in order to be able to provide VoIP services, which are expected to be in operation in the second half of 2004.

Submarine Cable

We are also one of the world’s leading submarine cable operators. We currently participate in 44 international underwater cable systems (13 of which are moored in Spain) and own 14 domestic fiber optic cables.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Overview

We are involved in six principal lines of business:

•	fixed line telecommunications services in Spain conducted through Telefónica de España;

•	worldwide wireless communications services conducted through Telefónica Móviles;

•	fixed line telecommunications services in Latin America conducted through Telefónica Latinoamérica;

•	worldwide corporate data transmission conducted through Telefónica Empresas;

•	worldwide Internet-related services conducted through Terra Lycos; and

•	worldwide audiovisual content and media conducted through Telefónica de Contenidos.

In 2003, we improved many of our operating and non-operating line items, our customer base and net income increased and we achieved wider margins in most of our business lines and lowered net debt. Our net income increased to €2,203.6 million in 2003 from (€5,576.80) in 2002 and €2,106.8 in 2001. Revenues from operations remained stable in 2003 compared to 2002 after an 8.5% decrease in 2002 compared to 2001. Operating profit in 2003 increased 25.7% from 2002 after a decrease of 7.3% from 2001. Operating profit before depreciation and amortization increased 11,724.2 from 2002 after a decrease of 8.4% from 2001. For further information on operating profit before depreciation and amortization, please see “Presentation of Financial Information—Non-GAAP Financial Information.”

Our total client base increased 13% to 99 million in 2003 from 89 million in 2002 and 12.3% in 2002 from 78 million in 2001. Our wireless operations have approximately 52 million managed customers, a 25.7% increase in 2003 compared to the 41.3 million managed customers in 2002. In addition, in 2003 our ADSL connections increased by 81.8% to nearly 2.7 million, of which 1.9 million are in Europe and the rest in Latin America.

Our results for the years ended December 31, 2002 and 2001 were affected by the loss in value of the Argentine peso and, particularly in 2002, of the Brazilian real, given the strong weight of both countries in our business. Notwithstanding the economic recovery in Argentina in 2003, our business is exposed to risks inherent in operating and investing in Latin America. Our results for the year ended December 31, 2002 were also affected by the commencement of the restructuring of our non-profitable businesses, principally the acquisitions of Lycos, Inc. and our UMTS operations in Europe.

Excluding the effects from fluctuations in exchange rate and changes in our consolidation scope, revenues from operations, operating profit and operating profit before depreciation and amortization increased 6.0%, 29.7% and 12.51%, respectively, from 2002 and in 2002 increased 5.3%, 3.9% and 5.4%, respectively, from 2001. This improvement was principally due to the steady growth in most of our business lines and the general improvement of non-operating figures.

We believe that our improved results for the year ended December 31, 2003 were due to our efforts to manage and execute two strategic priorities: (i) the management focus on key businesses (fixed line and mobile) and (ii) streamlining business lines and our structure. This allowed us to grow organically in our operation and to strengthen our position in markets and key businesses, in line with our aim of having a more flexible, efficient and client-focused business model. For example, we continued to increase our presence in the mobile telephony business in Brazil through our joint venture in Brazil with our partner Portugal Telecom in and through our acquisitions and rebranding in Mexico. During 2003, we also continued with the restructuring of our non-profitable businesses, integrating of Vía Digital and Sogecable, finalizing the public tender offer for the outstanding shares of Terra Lycos and the selling certain assets, such as Antena 3 TV, the Italian data businesses and the Austrian 3G mobile operator.

Recent Developments

The principal events since the close of our financial year are set forth below.

•	On May, 14, 2004, we, pursuant to the resolution adopted by our shareholders of Telefónica, S.A. at their Annual General Meeting of April 30, 2004, paid a cash dividend from 2003 net income of a gross amount of 0.20 euro for each of our shares issued, in circulation and carrying entitlement to this dividend.

•	On May 3, 2004, Telefónica Publicidad e información, S.A., paid a dividend of €92,058,582.75 against 2003 fiscal year net income and distributable reserves. Every share will receive a gross dividend of €0.25.

•	On April 29, 2004, we notified the Portuguese “Comissão do Mercado de Valores Mobiliários” of the increase in its holding in the share capital of Portugal Telecom SGPS, S.A. Subsequent to the acquisition, we directly hold 89,132,630 shares of Portugal Telecom SGPS, S.A., representing 7.106% of its share capital. In addition, we hold an indirect stake representing 1.062% of the Portugal Telecom SGPS, S.A. share capital through the following Grupo Telefónica companies: Alliança Atlántica Holding B.V. (0.424% of Portugal Telecom) y Telecomunicaçoes de Sao Paulo, S.A. (0.637% of Portugal Telecom).

•	On March 24, 2004, the TPI Group reached an agreement to acquire Telefónica CTC of Chile’s 9% stake in Publiguías for $14.7 million. On February 23, the TPI Group reached an agreement to acquire for U.S.$65.6 million the 40% held until then by the minority shareholders, Editorial Lord Cochrane (20.4%) and Impresionses Cuenca Uno e Impresiones Cuenca Dos (19.6%). With both operations, the TPI Group will control 100% of “Impresora y Comercial Publiguías S.A.”.

•	On March 8, 2004, Telefónica Móviles reached an agreement to acquire BellSouth’s Latin American wireless operations. For a complete description of Telefónica Móviles’ agreement with Bell South, please see “Item 10— Additional Information—Material Contracts—Agreement with Bell South”.

•	On May 18, 2004, the Board of CTC accepted a binding offer from Telefónica Móviles S.A. for the acquisition of 100% of the shares of Telefónica Móviles Chile, S.A., a subsidiary of CTC. For a complete description of Telefónica Móviles’ offer please see “Item 4—Information on the Company—Business Overview—Worldwide Wireless Communication Services—Telefónica Móviles—Telefónica Móviles’ Operation—Chile”.

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

Non-GAAP Financial Information

Operating profit before depreciation and amortization is calculated by excluding depreciation and amortization expenses from our operating profit in order to eliminate the impact of generally long-term capital investments that cannot be significantly influence by our management on a short-term basis. Our management believes that operating profit before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segement profitability using the same measure used by our chief operating decision makers. To facilitate the analysis of our operations, this indicator excludes depreciation and amortization expenses from operating profit in order to eliminate the impact of general long-term capital investments. Operating profit before depreciation and amortization also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use operating profit before depreciation and amortization to track our business evolution and establish operational and strategic targets. Operating profit before depreciation and amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.

Although we are presenting this measure to enhance the understanding of our historical operating performance, operating profit before depreciation and amortization should not be considered an alternative to operating profit as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity. Operating profit before depreciation and amortization is not a measure of financial performance under Spanish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies.

For illustrative purposes, the following table provides a reconciliation of operating profit before depreciation and amortization to operating profit for the Telefónica Group for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of euro)
Operating profit before depreciation and amortization	12,804.30	11,724.16	12,602.12
Depreciation and amortization expense	7,373.98	6,692.42	6,274.22
Consolidated Operating Profit	5,430.32	5,031.75	6,327.90

Changes in the Composition of the Group Affecting the Comparison of our Results

During 2001, 2002 and 2003, various changes occurred in the composition of the Telefónica Group that affect the comparability of our historical operating results. Please see note 2 to our consolidated financial statements for a discussion of the principles of consolidation and a detailed description of the principal changes in the composition of the group affecting our financial statements detailed during the periods covered by the consolidated financial statements. The most significant changes are summarized below.

Year ended December 31, 2003

Sale of Antena 3

On January 7, 2003, we and our subsidiary Telefónica de Contenidos exercised our call option rights to acquire 19,532,625 shares of Antena 3 de Televisión, S.A. from Banco Santander Central Hispano, S.A., representing 11.719% of the share capital. This was purchased by our Group company, Corporación Admira Media. After this transaction, we held 59.24% stake in the capital of Antena 3 de Televisión. Subsequently, in 2003, we sold 25.1% of our stake in Antena 3 for €364 million to Grupo Planeta.

In October and November of 2003, we completed the sale in the stock market of all the 2,928,893 shares remaining in its portfolio, amounting to €95.72 million. These transactions carried out during 2003, leading to the divestiture of our stake in Antena 3 de Televisión, S.A. have resulted in a recorded profit of €392.29 million. We accounted for Antena 3 in 2002 using the equity method, and it was included using the full integration method in the first six months of 2003. As of then, Antena 3 is no longer consolidated.

Tender Offer for Terra Networks

In July 2003, we concluded a tender offer for Terra Networks, S.A. by acquiring 202,092,043 of its shares for €5.25 per share. Subsequently, Terra Networks acquired 4.41% of its capital stock owned by Citibank, N.A., as the agent bank for the stock option plans assumed by the company as part of the integration of Lycos, Inc. As a result, we indirectly hold 75.29% of the total capital stock in Terra Networks. Terra Networks S.A. continues to be fully consolidated in the Telefónica Group.

Acquisition of TCO

On April 25, 2003, Telesp Celular Participaçoes, S.A. (TCP), which is 65.12%-owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the common voting stock of the Brazilian company Tele Centro Oeste Celular Participações, S.A. (TCO), representing 20.37% of the latter’s total capital stock, for 1,505.5 million reais. As a result of a subsequent tender offer TCP holds 86.58% of the ordinary shares of TCO at December 31, 2003. TCO is included in the consolidated financial statements of Brasilcel that, in turn, is included in the Telefónica Group using the proportional integration method.

Sogecable and Vía Digital

As part of the process of integration of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., in the first half of 2003, Telefónica de Contenidos, S.A. acquired shares representing 12.63% of the capital share of Distribuidora de Televisión Digital, S.A. (Vía Digital), amounting to €165.6 million. Subsequently, Telefónica de Contenidos’ shareholding in Vía Digital prior to its merger with Sogecable increased to 96.64%. On July 2, 2003, Telefónica de Contenidos, S.A. subscribed to a capital increase of Sogecable, S.A., contributing the shares it owned in Vía Digital. As a result of the operation, Telefónica Group acquired 28,008,149 shares in the capital increase, which is a 22.228% share in Sogecable’s equity capital. The company Vía Digital, which was consolidated during financial year 2002 using the equity method, is no longer consolidated in our financial statements.

In October of 2003, Telefónica, S.A. acquired 2,020,000 shares in Sogecable, S.A. for €41.91 million, reaching 23.83% stake Telefónica Group in the company. These transactions led to a consolidation goodwill amortization of €607.23 million. Sogecable, S.A. has been consolidated in 2003 using the equity method.

Uno-e Bank

In January 2003, an agreement was entered into with BBVA to integrate Uno-e Bank, S.A. in the consumer finance line of business of Finanzia Banco de Crédito, S.A. Subsequently, on April 23, 2003, Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned investee of BBVA) through the nonmonetary contribution of its consumer finance line of business. As a result of the above-mentioned transaction, the holding of Terra Networks, S.A. in Uno-e Bank, S.A. decreased from 49% at 2002 year-end to 33%, and the bank was excluded from consolidation of the Telefónica Group.

Year ended December 31, 2002

Acquisition of Iberdrola

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

Sale of Prime Argentina

In June 2002, Telefónica de Contenidos sold its interest in Prime Argentina, owner of the channel Azul Televisión, for U.S.$12 million, which led to recording of extraordinary losses of €162.8 million. Prime Argentina had previously been accounted for using the equity method in the Telefónica Group’s consolidated financial statements.

Acquisition of Pegaso

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

Sale of Uniprex and Cadena Voz

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

Capital Increase of Telefónica Data Brasil

In May 2002, Datacorp Group, through its affiliate Telefónica Data do Brasil Ltd., subscribed for new shares in a capital increase by Telefónica Data Brasil Holding, S.A., contributing loans previously granted for an amount of 482.9 million reais. After this transaction, Telefónica Group’s stake in the company grew from 87.5% to 94.0%.

Incorporation of Brasilcel Joint Venture

On December 27, 2002, after complying with Brazilian regulatory requirements, Telefónica Móviles, S.A., and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) incorporated Brasilcel, the 50/50 Joint Venture, by contributing 100% of their respective direct and indirect interests in the mobile communications companies in Brazil.

Year ended December 31, 2001

Acquisition of Mexican Wireless Operators

In June 2001, we acquired from Motorola certain wireless operators in Mexico in exchange for approximately 122.6 million of our ordinary shares. As a result, we consolidated these companies in our financial statements for 2001 as from the date of their acquisition.

IPSE 2000

In the third quarter of 2001, Telefónica Móviles changed the method by which it accounts for its interest in IPSE 2000 from the global integration method to the equity method because it more accurately reflects Telefónica Móviles’ participation in IPSE 2000’s decision-making process. As a result, in 2001, we did not deduct for minority interests in the losses of this company.

Acquisition of Telefónica Peru

Telefónica Latinoamérica acquired an additional holding of 10% in Telefónica Peru Holding, S.A. for €227.3 million, giving rise to goodwill in consolidation of €46.3 million. As a result of this acquisition, Telefónica Latinoamérica became the sole stockholder of this company, which continues to be consolidated.

Acquisition of mediaWays

In January 2001, we acquired all the shares of mediaWays, GmbH for €1,473.1 million from the German company Bertelsmann AG, giving rise to goodwill of €1,474.7 million. As a result, we consolidated this company in our financial statements for 2001.

Acquisition of Uno-e Bank

In August 2001, Terra Lycos acquired a 49% holding in Uno-e Bank, S.A. for €160.4 million, giving rise to goodwill of €130.3 million. We consolidated Uno-e Bank under the equity method until 2003.

Other Events Affecting the Comparison of Our Results

Acquisition of UMTS licenses

In 2000 Telefónica Móviles, directly or through consortiums, with other international and local partners, was awarded UMTS licenses in Spain, Germany, Italy, Austria and Switzerland. Most of these licenses were awarded in the second half of the year 2000. At the end of 2001 and in the beginning of 2002, although UMTS technology was not commercially available, the prevailing conditions in these markets and the specific business plans for the development of these businesses allowed Telefónica Móviles to anticipate the recoverability of its investments already made and those planned for the future. Therefore, during the preparation of the year-ended 2001 financial statements, Telefónica Móviles compared the book value of the licenses to the financial projections included in the business plan and considered that it could recover the investments made up to that time.

Nevertheless, as Telefónica Móviles’ plans were based on assumptions and variances that could arise in the future and it periodically updated them to make any appropriate value adjustments, changes occurred in 2002 that caused Telefónica Móviles to review its European strategy and to commission independent experts to assess its business plans of its UMTS operations in Germany, Italy, Austria and Switzerland.

Under US GAAP, according to SFAS 144, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the case of Telefónica Móviles’ investments in Germany, Austria and Switzerland, which it fully consolidates under Spanish and US GAAP, an impairment loss was recognized in 2002 based on the comparison between the carrying amount of each of the licenses and their respective fair values. Under US GAAP, these licenses were also considered not recoverable according to SFAS 144, their carrying value exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the licenses. These assessments were based on the carrying amount of the licenses at the date that they were tested for recoverability. The impairment loss was measured as the amount by which the carrying amount of each of the licenses exceeded its respective fair values.

With respect to Italy, Telefónica Móviles accounts for this investment under the equity method under Spanish GAAP and US GAAP.

General UMTS market conditions

During the first half of 2002 there were significant changes in the marketplace from a competitive, technological, financial and regulatory perspective. These changes caused Telefónica Móviles to review its European strategy and to commission independent experts to assess the business plans of its UMTS operations in Germany, Italy, Austria and Switzerland. The following is a summary of these changes:

•	From a publication in June 2002 from the European Commission on 3G technology, it became apparent that it was highly unlikely that there would be any significant changes relaxing the conditions regarding UMTS licenses from regulators across Europe in light of the evolving market conditions.

•	There was a steady delay in commercially viable UMTS technology which did not foster a rapid and large scale build out of 3G networks by mobile operators. This was due in part to the delay in the technological development of UMTS from suppliers, as well as the uncertain competitive capabilities of UMTS vis-a-vis existing technologies, especially in its early phases. As a result, operators would focus the build out of their networks on the main metropolitan areas of each country. This resulted in network sharing agreements losing efficiency as operators built their 3G networks in the same areas to comply with the license requirements and to fulfill their commercial needs. The significant cost savings derived from network sharing agreements were eliminated and increased the financial resources required by all operators to deploy their networks.

•	The delay in commercial viability was also due to a delay in the availability of UMTS handsets. The availability of UMTS handsets was limited to a small number of prototype models with technical problems that made commercial distribution difficult. Problem with network equipment hardware and software also limited the viability of network coverage.

•	The demand for 3G services was revised downwards as a result of lower demand for data services and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services was hampered in part by the conflicts between suppliers and software and application developers, which slowed the adoption of devices that could be operated across platforms.

The general delay in the introduction of a commercially viable UMTS technology allowed incumbent operators to make a much smoother “migration” to UMTS technology, which made it more difficult for new operators to enter established markets. This delay also caused the major European markets to approach saturation. This reduced the potential for new entrants to capture lower value clients or those clients that had not already been retained by existing operators, even for those using proven GSM technologies.

Notwithstanding this delay, we believe that UMTS technology is still valid, but in an environment of reduced number of operators per country. The difficulty faced by new operators entering mature markets emphasizes the importance of a minimum market share in order to absorb cost pressures and achieve the required returns in an environment of lower revenue per user than previously estimated.

Telefónica Móviles’ UMTS operations

Telefónica Móviles developed and implemented various initiatives directed at improving its business plans in the countries in which it was awarded UMTS licenses. These included, for example, roaming and network sharing agreements, non-recourse vendor financing and various commercial agreements. Telefónica also analyzed other strategic alternatives such as consolidation with other operators. Ultimately, it decided none of these alternatives were viable. As a result, Telefónica Móviles adopted the most appropriate decisions for each country as a function of the prevailing conditions in each market.

Germany. On the basis of the roaming and infrastructure sharing agreements with another German operator, Group 3G started operations as a GSM/GPRS virtual mobile operator, or VMO, at the end of 2001. GPRS, or general packet radio service, is the natural evolution of GSM towards 2.5G, allowing wireless voice and higher-speed data transmission. A VMO, or virtual mobile operator, is a mobile operator that does not own a network and instead buys mobile minutes wholesale from those network operators with physical networks and sells them to its clients. Subsequently, and once the actual operational and financial results for two quarters of commercial operations as a 2/2.5G VMO in Germany became available, Telefónica Móviles realized that the results of Group 3G since the launch of commercial activity up to July 2002 showed significant divergences with regards to its original targets. Such deviations materially impacted the expected profitability of the business in the context of a significant slowdown in the growth of the wireless market in Germany. The number of subscribers was forecasted to grow at less than one percent in the first half of 2002. As a consequence, and after an in depth assessment of the expected evolution of these parameters with an independent third party report, it was concluded that continuing Telefónica Móviles’ operations in Germany would not generate value for Group 3G’s shareholders. Therefore, Telefónica Móviles and Sonera, a 42.8% shareholder in Group 3G, decided to halt all commercial operations in Germany.

Italy. After taking into consideration market conditions and given the differences in the regulatory environment in Italy, both with regard to compliance with coverage requirements included in the license and flexibility shown by the regulators, and the shareholder structure of IPSE 2000, in 2002 the shareholders of IPSE 2000 decided to postpone the launch of commercial operations and restructure the company.

Austria and Switzerland. In Austria and Switzerland, no relevant commercial agreements had been signed as of June 2002, including 2G roaming agreements, network sharing agreements and vendor financing ; consequently, the activities of Telefónica Móviles’ operations were substantially reduced. These circumstances, together with Telefónica Móviles’ experience in Germany, caused Telefónica Móviles to update its business plans for both of these countries.

Based on the assessments obtained from independent experts, and taking into account that in Germany, Austria and Switzerland the coverage requirements in the licenses might come into force earlier than in Italy, and to ensure that its investments were correctly valued at all times, Telefónica Móviles decided to fully write down the book value of its investments in Germany, Austria and Switzerland.

The impact on the fixed assets as a result of the above-mentioned write-down are as follows:

		Attributed to:
Balance Sheet	Telefónica Group	Germany	Austria	Switzerland
	(thousands of euros)
Book value before write-downs:
Intangible assets (mainly licenses)	9,445,386	9,278,565	128,963	37,858
Property, plant and equipment	87,559	60,943	6,428	20,188

Impairments:
Intangible assets (mainly licenses)	(9,445,386)	(9,278,565)	(128,963)	(37,858)
Property, plant and equipment	(84,296)	(57,843)	(6,364)	(20,089)

Book value after write-downs:
Intangible assets (mainly licenses)	0	0	0	0
Property, plant and equipment	3,263	3,100	64	99

With respect to Telefónica Móviles’ investment in Italy, its license terms and conditions made it possible to implement business plans with lower investments than in the other countries and the assignment of the right to use the spectrum was envisaged. Accordingly, Telefónica Móviles’ estimated the value of the UMTS license of IPSE 2000, S.p.A. at €300 million, €136 million of which represents Telefónica Móviles’ investment in IPSE 2000. In our consolidated financial statements this represents €148 million.

Accordingly, at December 31 2002 a net loss of €5,049.8 million was recorded in Telefónica Móviles’ combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries. In our consolidated financial statements this net loss was €4,958.2 million.

Telefónica Móviles de España. Currently, Telefónica Móviles only provides UMTS services in Spain through Telefónica Móviles España. On February 13, 2004, Telefónica Móviles España began offering to its corporate customers “Oficin@ Movistar UMTS”. This service was extended to all Telefónica Móviles España customers in Madrid and Barcelona on May 24, 2004, and gradually extended to the rest of Spain. In addition, on May 24, 2004, Telefónica Móviles España launched the first UMTS video services in the Spanish market. We believe that any large-scale launch of UMTS technology, will ultimately be determined by the availability of UMTS compatible handsets that are small, reasonably priced, and have adequate battery life.

In the case of Telefónica Móviles España, the value of the UMTS assets on its balance sheet is not significant. It was awarded a license to provide UMTS services for €131 million and, as of December 31, 2003 had a customer base of approximately 19.7 million customers. The time required for Telefónica Móviles to recover the value of its investments is significantly shorter and the impact of the delay in the introduction of a commercially viable UMTS technology in its revenue generation is much lower and differs substantially from those of start-up operations in other European countries.

Other markets. Considering the low level of maturity of the wireless industry in Latin America and Morocco and the adequacy of current technologies for servicing the communication needs of customers in the countries of these regions, we do not have UMTS technology nor do we expect to introduce UMTS services in these other markets in the short term.

Economic situation in Argentina

In view of its international presence, the Telefónica Group, like other corporations, has been affected by the economic situation in Argentina through the various Telefónica Group companies operating there. As of December 31, 2003, our Group’s exposure through our various Argentine companies amounted to €1,095.3 million, including the related goodwill, intercompany financing and the asset value assignable to those investments (after inclusion of the losses of these companies before the related tax effect).

In accordance with the foregoing, our consolidated financial statements for the years ended December 31, 2001 and 2002 reflected an adverse impact on consolidated earnings and on the “Stockholders’ Equity—Translation Differences in Consolidation” caption of €354.68 million and €1,147.09 million, respectively, in 2002 (€369.0 million and €1,424.1 million, respectively, in 2001). No such adverse impact was recorded for the year ended December 31, 2003.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and devaluation. Néstor Kirchner became the president of Argentina on May 25, 2003. Some economic indicators of Argentina began to stabilize in 2003: (i) real GDP growth during 2003 was 8.7%, (ii) inflation has also stabilized and (iii) the peso has strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was 2.93 peso/U.S.$1.00 compared to 3.37 peso/U.S.$1.00 as of December 31, 2002. Notwithstanding this stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you if, or when, the Argentine economy will begin to experience sustained growth.

Our fixed line operator in Argentina derives its revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and it also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the telecommunications services offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of 1.00 Peso/U.S.$1.00. Any further inflation will result in further decreases in revenues in real terms and will adversely affect our fixed line operator’s results of operations, provided that its tariffs do not keep pace with inflation. Telefónica de Argentina is in the process of renegotiating its tariffs with the Argentina government. We cannot give you any assurance that the outcome of these negotiations will be favorable to us.

The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that the tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the Peso/U.S. dollar exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. Pursuant to the process established for the renegotiations, Telefónica de Argentina has submitted both an interim request for a tariff increase and a comprehensive proposal regarding Telefónica de Argentina’s tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

Due to the uncertainty about changes in the exchange rate, tariff renegotiation and the Argentine economy and in order to manage its liquidity risk, on June 17, 2003, Telefónica de Argentina S.A. commenced an offer to exchange its new notes due 2007 and its new notes due 2010 for its existing notes due 2004 and 2008, respectively, plus a cash payment. It also offered to exchange two series of its new notes due 2011, plus a cash payment for two series of existing notes due 2004 of Compañía Internacional de Telecommunicaciones S.A., its controlling shareholder and our wholly owned subsidiary. The purpose of this exchange offer was to extend its maturity debt profile. At December 31, 2003, approximately €427 million (U.S.$538 million) of Telefónica de Argentina’s short term debt was owed to Telefónica Internacional, S.A. Telefónica de Argentina S.A. has agreed with Telefónica Internacional S.A., that immediately after the consummation of the exchange offer for Cointel notes, Telefónica de Argentina S.A. will transfer to it all of the Series A and Series B notes acquired in exchange for a like reduction of Telefónica de Argentina S.A.’s short-term indebtedness owed to it. As a result of this transaction, Telefónica de Argentina settled an amount equivalent to $174 million by issuing long term debt due in 2011 amounting to $148.1 million.

Telefónica Empresas

During 2003 we reorganized Telefónica Data, Telefónica Soluciones and Telefónica Internacional Wholesale Services (which includes Emergia and the international transmission services of Telefónica DataCorp) under a new business line, Telefónica Empresas. This new business line will be responsible for providing integrated corporate communication services including services to other telecommunications operators. See “Item 4— Business Overview—Worldwide Corporate Data Transmission—Telefónica Empresas”.

Significant Accounting Changes

In 2003, there were no significant changes in the Group’s accounting policies.

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

Critical Accounting Policies

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

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. We review, on a regular basis, the performance of our subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of that subsidiary is impaired and that the impairment is of a permanent nature, we compare the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates, depending on the method used. Significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods.

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

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

Deferred taxes

Management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable income. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible or for the recovery of cumulative tax loss carry forward. In making its assessment, our Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies.

This assessment is carried out on the basis of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility recovery is more likely than not. Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

Operating Environment

Operating Environment by Country

Spain

Our results of operations are dependent, to a large extent, on the level of demand for our services in Spain. As of December 31, 2003, revenues from our operations in Spain represented 61.6% of our consolidated revenues. Demand for our services in Spain is related to the performance of the Spanish economy. Spain’s real gross domestic product (GDP) expanded by approximately 2.4% in 2003, and real GDP growth is estimated to be approximately 2.8% in 2004, reflecting a relatively stronger domestic demand. Inflation is expected to be significantly below 3% in 2004, around the same level of 2003 (2.6%). The current-account deficit was estimated at 3.2% of GDP in 2003. It is difficult to predict how this may change in 2004 and beyond, but considering a higher exports growth (if foreign exchange rate levels do not have a strong impact on Spain’s external position), it could reach between 2.0 and 2.5%. The unemployment rate was 11.2% at December 31, 2003 and there are no indications of abrupt changes from the current rate.

Brazil

In 2003, Brazilian GDP decreased by 0.2%, reflecting a reduction in domestic demand, while the external sector (trade balance) showed a much better performance. Exports went up by 21%, increasing the trade surplus to

U.S.$24.8 billion, and turning the current account balance into a U.S.$4.0 billion surplus (about 0.8% of GDP). Monetary policy was strict, leading to average interest rates of 23.4%. Consumer inflation amounted to 9.3%. The real strengthened by 18.2% against the U.S. dollar and closed at 1 Brazilian real/U.S.$2.89. For 2004, GDP growth is expected to be around 3% without financial stress.

Argentina

Argentina’s estimated real GDP growth in 2003 was approximately 8.4% after 4 years of recession ending with the deep economic and political crisis of 2001-2002. The peso appreciated 13.1% closing at 2.93 peso/U.S.$1. The consumer inflation rate increased by approximately 3.7%, while wholesale prices rose by approximately 2.0% in 2003, reducing part of the pass-through coefficient. The unemployment rate decreased to approximately 15.6% in May and fell to approximately 14.3% in October due to economic growth and the implementation of the “Plan Jefes y Jefas de Hogar” by the federal government. For 2004, real GDP growth is expected to be higher than 4.5%.

Chile

Chile’s real GDP grew approximately 3.2% in 2003 from 2.1% growth in 2002. In 2003, inflation stood at approximately 2.8%, as opposed to an inflation rate of approximately 2.5% in 2002. The Chilean peso, which floats freely, depreciated approximately 0.4% in nominal terms (0.9% in real terms) against the U.S. dollar in 2003. Chile’s unemployment rate remained in the 7.5-9.5% range in 2003. Despite Chile’s recent labor troubles, wages have on average risen faster than inflation over the last several years as a result of higher productivity, boosting national living standards. Real GDP growth in 2004 is expected to be approximately 4.8%.

Peru

After growing at significant rates during 2002, economic growth has stagnated at approximately 4% in 2003 and is set to continue at similar growth rates during 2004. For 2004, GDP is expected to grow at a rate of approximately 4.0% based on an modest increase in consumption and private investment (mainly related to specific projects such as the Camisea natural gas project and the “Mi vivienda” government housing program), a higher-than-expected increase in exports, and the effect of the continuing tax reform. Peru’s Central Bank adopted an explicit medium-term annual inflation target in 2002. The target is inflation of 2.5% within a range that could vary +/-1%. Inflation for year-end 2003 was approximately 2.48%. The Central Bank is expected to continue with its precisely targeted monetary policy and comply with its medium-term inflation target (2.5%) for the years to come.

Mexico

Mexico’s estimated real GDP growth in 2003 was 1.2%, slightly better than in 2002. Monetary policy has been kept tight by the Mexican government in order to limit inflation and to bolster the currency, which depreciated by approximately 7% relative to the U.S. dollar during the course of 2003. In 2004, economic growth is expected to reach 3.2%. The average consumer inflation rate for the year 2004 is estimated to decline to 4.0%, compared to 4.6% in 2002, as a result of the higher interest rates imposed by the Central Bank.

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

In 2003, variations in currencies decreased our consolidated net sales by approximately 6.5%. Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders’ equity, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2003 stockholders’ equity was increased by €111.8 million due to the translation of the financial statements of our foreign subsidiaries, related notably to the decline of the U.S. dollar and key Latin American currencies relative to the euro.

The table below sets forth the average exchange rates of the principal Latin American against the euro currencies that impacted our consolidated results for the periods indicated.

	2002	2003	% change
	Average	Average	Average
U.S. Dollar	0.94	1.13	(20.2%)
Argentine Peso	2.98	3.32	(11.4%)
Brazilian Real	2.75	3.45	(25.5%)
Chilean Peso	676.90	670.174	1.0%
Mexican Peso	9.71	12.68	(30.6%)
Peruvian Nuevos Soles	3.31	3.91	(18.1%)

Source:	Central Treasury Bank of the respective countries

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

Telefónica Móviles is also regulated in Spain by the Telecommunications Market Commission, which has declared Telefónica Móviles to be an operator with “significant market power”. Telefónica Móviles is obligated to allow other mobile operators to access its network, and the Telecommunications Market Commission sets the rates that Telefónica Móviles can charge other mobile operators for such access. Telefónica Móviles must pay a yearly fee to reserve the public domain radioelectric spectrum in respect of the allocated frequencies.

We are also subject to regulation in the Latin American markets where we have operations. These regulations include the application of, among other things, “price caps”, governmental regulation of rates and fees, and the obligation to allow other operators to access our networks at competitive or regulated rates.

For a more detailed description of how regulation affects us, please see “Item 4—Information on the Company—Business Overview”.

Results of Operations

A summary of our results of operations during 2001, 2002 and 2003 are shown below.

	Year ended December 31,
	2001	2002	2003
	(in millions of euro, except share and per share data)
Revenue from operations	31,052.6	28,411.3	28,399.8
Operating Profit	5,430.3	5,031.8	6,327.9
Income (loss) before tax and minority interest	2,033.9	(14,601.1)	3,362.5
Net income	2,106.8	(5,576.8)	2,203.6
Net income per share(1)	0.43	(1.13)	0.45
Weighted Average number of shares (millions)	4,916.56	4,948.04	4,960.12

(1)	The per share computations for all periods presented have been adjusted to reflect the stock split and stock dividends which occurred during the periods presented and after the close of the period but before the issuance of the financial statements.

The table below sets forth certain consolidated revenue and expense items as a percentage of consolidated revenue from operations for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of euro)
Revenue from operations	31,052.6	28,411.3	28,399.8
Other operating revenue	0.8%	1.0%	1.0%
Internal expenditures capitalized	2.4%	1.7%	1.9%
Increase (decrease) in inventories, net	(0.3%)	(0.1%)	(0.5%)
Goods purchased	(22.9%)	(24.5%)	(22.1%)
External services and local taxes	(17.8%)	(17.5%)	(17.9%)
Personnel expenses	(17.4%)	(16.9%)	(16.3%)
Provision for depreciation and amortization	(23.7%)	(23.6%)	(22.1%)
Trade provisions	(3.3%)	(2.3%)	(1.5%)
Other operating expenses	(0.2%)	(0.3%)	(0.2%)
Total operating costs before financial expenses and goodwill amortization	(85.4%)	(85.0%)	(80.1%)
Operating profit	17.5%	17.7%	22.3%
Amortization of goodwill and reversal to negative goodwill	(2.7%)	(2.3%)	(1.6%)
Financial income (expense)	(5.2%)	(5.6%)	(5.5%)
Exchange gains (losses), net	(2.5%)	(2.2%)	1.8%
Income (loss) from associated companies	(1.2%)	(1.9%)	(0.8%)
Profit from ordinary activities	5.9%	5.7%	16.2%
Extraordinary revenues	3.8%	1.7%	4.1%
Losses on fixed assets	(0.8%)	(33.8%)	(0.2%)
Extraordinary expenses	(2.3%)	(24.9%)	(8.3%)
Income (loss) before tax and minority interest	6.5%	(51.4%)	11.8%
Corporate income tax	(0.6%)	11.4%	(3.2%)
Minority interests	0.9%	20.4%	(0.9%)
Net Income	6.8%	(19.6%)	8%

The table below sets forth the percentage of our consolidated net sales by geographic region for the periods indicated.

	Year ended December 31,
	2001	2002	2003
Spain	51%	58%	62%
Latin America	43%	35%	33%
Rest of World	6%	7%	5%

Total	100%	100%	100%

We present the results of operations of each consolidated operating subsidiary under the line of business to which it relates, regardless of whether the legal entity has been transferred to the holding company that heads such line of business. The results shown for our different lines of business may therefore differ from those reported by our subsidiaries such as Telefónica Móviles and Terra Lycos, which are reporting companies in the United States. They will also differ from the results of operations reported by those companies because they are not wholly owned by us and because certain transactions they enter into with other members of the Telefónica Group are eliminated in consolidation. We use this presentation because it more accurately reflects the way in which we evaluate the performance of our different lines of business.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

The table below sets forth an analysis of consolidated revenue from operations for each of our principal business segments for 2002 and 2003 after elimination of sales to other members of the Telefónica Group. Financial data related to our business segments is included in Note 25 to our consolidated financial statements.

	Year ended December 31,
	After adjustments for intra-group sales
	2002	2003
	(in millions of euro)
Telefónica de España	9,337.7	9,319.0
Telefónica Latinoamérica	6,822.8	6,150.3
Telefonía Móviles	7,993.0	8,905.1
Telefónica Empresas	1,445.3	1,425.6
Telefónica de Contenidos	1,068.1	1,374.5
Terra Lycos	546.3	414.5
Telefónica Publicidad e Información	503.5	525.8
Atento	216.4	191.7
Other companies(1)	478.1	93.4

Total Revenue from operations	28,411.3	28,399.8

(1)	Includes revenue from operations from Telefónica, S.A., Grupo T. Gestiona and other subsidiaries.

The table below shows the contribution to our total revenue from operations of each of our principal lines of business for 2002 and 2003 after adjustments for sales to other members of the Telefónica Group.

	Year ended December 31,
	After adjustments for intra-group sales
	2002	2003
Telefónica de España	32.9%	32.8%
Telefónica Latinoamérica	24.0%	21.7%
Telefónica Móviles	28.1%	31.3%
Telefónica Empresas	5.1%	5.0%
Telefónica de Contenidos	3.8%	4.8%
Terra Lycos	1.9%	1.5%
Telefónica Publicidad e Información	1.8%	1.9%
Atento	0.8%	0.7%
Other companies	1.7%	0.3%

Total Revenue from operations	100.0%	100.0%

(1)	Includes revenue from operations from Telefónica, S.A., Grupo T. Gestiona and other subsidiaries.

The table below shows the contribution to our consolidated net income of each of our principal business lines in 2002 and 2003.

	Year ended December 31,
	2002	2003
	(in millions of euro)
Telefónica de España	807.93	178.08
Telefónica Latinoamérica	(182.54)	677.22
Telefónica Móviles	(3,744.47)	1,594.30
Telefónica Empresas	(728.25)	(74.66)
Telefónica de Contemdos	(669.15)	119.7
Terra Lycos	(2,008.87)	(172.71)
Telefónica Publicidad e Información	71.57	88.80
Atento	(99.09)	(16.25)
Other companies(1)	976.07	(190.89)
Total Revenue from operations	(5,576.80)	2,203.59

(1)	Includes net income from Telefónica, S.A. Grupo T. Gestiona and other subsidiaries.

Revenues from operations (sales to external clients)

Our revenue from operations, which accounted for 97.2% and 97.1% of our consolidated total revenues for 2003 and 2002, respectively, remained stable in 2003 at €28,399.8 million compared to €28,411.3 in 2002. The increase in revenue from Telefónica Móviles, Telefónica Latinoamérica, Telefónica Publicidad e Información, or TPI, Atento and Telefónica Empresas was offset by the negative exchange rate impact suffered in 2003. Exchange rate fluctuations had a negative impact of approximately 6.5% on our revenues from operations in 2003.

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

Telefónica de España. Telefónica de España’s revenues from operations decreased 0.2% to €9,319.0 million in 2003 from €9,337.7 in 2002. The stability in revenues compared to 2002 was principally due to the increase in revenues from IP Services and services provided to other operators.

•	Revenues from connection access fees include all revenues from our clients for rental and connection of PSTN lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), Corporate Services and TUP (for public telephony service) and additional charges and publicity in telephone booths. Revenues for connection access fees decreased by 2% to €2,795.2 million in 2003 compared to €2,852.2 million in 2002. The decrease in revenue was due to a 2.0% decrease in the number of PSTN lines in service that was not offset by the 8% increase (€0.94) in the PSTN monthly rental fee. This increase in the monthly rental fee was excluded from the price-cap on tariffs imposed by Spanish regulation.

•	Revenues from leased circuits include revenues received from leasing our circuits, both domestic and international, to customers and other telecommunication operators. Revenue from leased circuits decreased by 23.6% to €195.0 million in 2003 compared to €255.2 million in 2002. The decrease in revenue in 2003 was due to a decrease in the number of leased circuits as a result of customer migration to higher speeds, ADSL, and to the carrier capacity of wholesalers.

•	Revenues from the commercialization of handsets include all revenues from the sale, leasing, maintenance and installation of handsets. Revenues from the commercialization of handsets decreased by 3.1% to €705.5 million in 2003 from €728.3 million in 2002 as the result of a reduction in maintenance revenues due to a decreased number of users requiring maintenance for the period.

•	IP services revenues include all revenue from Telefónica de España’s IP networks, and are principally composed of revenues from ADSL subscribers. Revenue from IP services increased by 119.2% to €557.2 million in 2003 from €254.2 million in 2002. This increase was principally due to a 76.5% increase in the number of ADSL retail subscriber connections in 2003 as compared to 2002, which led to a twofold increase in the revenues obtained from ADSL services in 2003 as compared to 2002. At the year-end 2003 we had 1,070.3 thousand ADSL retail subscribers compared to 606.4 thousand at the year-end 2002.

•	Revenues from operator services include all revenues from operator services, national and international. International operator services include automatic access, transit, leasing capacity and manual international access. National operator services include national interconnection, rented subscriber loop and wholesale ADSL and commercial wholesale services (access, transit, traffic and support). Revenues from operator services increased by 4.7% to €708.7 million from €676.6 million in 2002, due to increases in the use of our rented subscriber loop and increases in wholesale ADSL services.

•	Revenues from outgoing traffic, which include all revenues from net effective consumption and other consumption (including RPV, phone cards, messages, manual traffic), decreased 7.5% to €3,639.3 million in 2003 from €3,935.0 million in 2002. This decrease was due to the market recession, increased competition leading to a loss of market share and a 2% price reduction in 2003 as a result of a price-cap on tariffs imposed by Spanish regulation. See “Item 4—Information on the Company—Business Overview—Fixed-Line Telecommunications Services in Spain—Telefónica de España—Spain—Regulation”.

Telefónica Móviles. Telefónica Móviles’ revenue from operations increased 11.4% to €8,905.1 million in 2003 from €7,993.0 million in 2002. Exchange rate fluctuations had a negative impact of approximately 6.8%. Revenues from Telefónica Móviles’ Spanish operations increased 15.3% to €6,372.2 million in 2003 from €5,528.7 million in 2002. This resulted primarily from a 6.8% increase in our customer base to 19.7 million at December 31, 2003 from 18.4 million at December 31, 2002, as well as increased customer usage.

Revenues from Telefónica Móviles’ Latin American wireless operations increased 5.9% as measured in euro to €2,529.5 million in 2003 from €2,388.9 million in 2002, due principally to the negative impact of exchange rate fluctuations. Excluding the impact of exchange rate fluctuations, revenues from operations increased primarily due to the increase in the number of customers in Brazil and Mexico, full consolidation of twelve months of operations in Pegaso in 2003 compared to three months of operations in 2002, and consolidation of the Brazilian Joint Venture in 2003 compared to our participations in TeleSudeste, Teleleste and CRT in 2002.

Telefónica Latinoamérica. Telefónica Latinoamérica’s operating revenues decreased by 9.9% to €6,150.3 million in 2003 from €6,822.8 million in 2002 principally as a result of the decline in value of local currencies, with the exception of the Chilean peso. Exchange rate fluctuations had a negative impact of approximately 16.6%. Excluding the impact of exchange rate fluctuations, revenues from operations increased by 6.7%. In local currency, revenues from Telesp’s operations increased principally due to the increase in the tariffs and the expansion of broadband and long distance services. Telefónica de Argentina’s revenues from operations increased due to improved economic conditions in Argentina, increases in network traffic and increases in tariffs due to the application of the CER index (wholesaler inflation indexation) to wholesale contracts. Telefónica del Perú and CTC’s operating revenues decreased in 2003 compared to 2002. Operating revenues of Telefónica del Perú decreased due to the launch of new tariff plans with lower average tariffs. Operating revenues of CTC decreased due to decreases in network traffic, influenced by customers increasingly substituting fixed line services by mobile telephony services.

•	Revenues from operations generated by Telesp denominated in euro decreased 8.1% (an increase of 15.4% as measured in Brazilian reais) to €3,343.2 million in 2003 from €3,638.0 million in 2002. This was principally due to the depreciation of the Brazilian real against the euro. The value of the Brazilian real declined 20.3% compared to the euro, based on average exchange rates for 2003 and 2002. The increase in revenues from operations, as measured in Brazilian reais, was mainly due to an increase in tariffs (17% average increase in tariffs for local calls (as measured in local currency)) effective from July 2003, as well as an increase in broadband revenues and an increase in the long distance market share.

•	Revenues from operations generated by Telefónica de Argentina denominated in euro increased 2.5% (an increase of 14.3% as measured in Argentine pesos) to €747.8 million in 2003 from €729.5 million in 2002. The increase in revenues from operations, as measured in Argentine pesos, was mainly due to the improvement of general economic conditions, the application of the CER Index and a 10.2% increase in total traffic per line per day.

•	Revenues from operations generated by Compañía de Telecomunicaciones de Chile denominated in euro decreased 14.6% (a decline of 15.2% as measured in Chilean pesos) to €963.5 million in 2003 from €1,128.3 million in 2002. This change was in part influenced by the change in the scope of consolidation following the sale of 25% of Sonda in September 2002. Sonda was previously fully consolidated in our financial statements. Excluding the in our scope of consolidation, the decrease in Chilean pesos would have been 7.0%, due to the fall in the long distance market and decreases in network traffic, influenced by customers increasingly substituting fixed line services by mobile telephony services.

•	Revenues from operations generated by Telefónica del Perú denominated in euro decreased approximately 16.6% (a decline of 1.5% as measured in Peruvian nuevos soles) to €1,041.6 million in 2003 from €1,248.7 million in 2002, principally due to the launch of the new tariff plans starting in March, following the Peruvian Government’s proposal to eliminate monthly rental fees, and as a result of increased competition from the mobile business.

Telefónica Empresas. Telefónica Empresas’ revenue from operations decreased 1.4% to €1,425.6 million in 2003 from €1,445.3 million in 2002, principally due to change in the scope of consolidation after the accounting of Atlanet by the equity method from July 2002. In October 2003, Atlanet was sold to Fiat Gestione Participacione S.p.A.

Terra Lycos. Terra Lycos’ revenues from operations decreased 24% to €414.5 million in 2003 from €546.3 million in 2002. This decrease is principally due to the global economic slowdown in advertising, the end of the agreement with Bertelsmann at the end of 2002 and the depreciation of certain currencies against the euro from which Terra Lycos obtains its revenues outside Spain. The decrease in revenues from operations was partially offset by an increase in number of subscribers for Internet access and communication and portal services due to the success of the OBP (Open, Basic, Premium) model initiated in 2001. Exchange rate fluctuations had a negative impact of approximately 11%.

Telefónica de Contenidos Group (formerly Admira). Telefónica de Contenidos Group’s revenues from operations increased 28.7% to €1,374.5 million in 2003 from €1,068.1 million in 2002, principally due to changes in the scope of consolidation as participation in Antena 3 Group was not consolidated through the global method in 2002. During the first semester of 2003 Antena 3 was fully consolidated. Impact of the change in consolidation methods of Antena 3 Group explains a €303.8 million increase in revenues. The increase was also due to the recuperation of the Argentine peso and advertising in the Argentine market, which have enabled Atco to increase its revenues to €72.0 million in 2003 from €54.6 million in 2002.

Others. Revenues from operations from our other businesses decreased 32.3% to €810.9 million in 2003 from €1,198 million in 2002. Revenue from operations from Atento decreased 11.4% to €191.7 million in 2003 from €216.4 million in 2002 principally due to exchange rate fluctuations, which had a negative impact of approximately 16.6%. Excluding the impact of exchange rate fluctuation, revenues increased 5.1% due mainly to an increase in revenues in most of Atento’s markets, which offset decreases in revenue in Morocco and decreases in revenue due to the sale of Atento’s operations in Japan. Telefónica Publicidad e Información’s revenues from operations increased 4.4% to €525.8 million in 2003 from €503.5 million in 2002 due to the growth in revenues of all subsidiaries as measured in local currencies.

Total expenses (operating expenses and other operating expenses)

Operating expenses, which consist of increase in inventories (net), goods purchased, external services and local taxes and personnel costs decreased 3.8% to €16,136.9 million in 2003 from €16,773.3 million in 2002, principally due to decreased operating expenses at Telefónica Latinoamérica, Telefónica de España, Telefónica Empresas, Terra Lycos, and Atento, offset in part by an increase in operating expenses at Telefónica Móviles, Telefónica Publicidad e Información and Telefónica de Contenidos. Other operating expenses and trade provisions decreased 35% to €480.9 million in 2003 from €739.3 million in 2002, due to a decrease in trade provisions at Telefónica Latinoamérica, Telefónica de España and Telefónica Móviles.

Telefónica de España. For the business line headed by Telefónica de España, operating expenses decreased by 1.2% to €5,795.6 million compared to €5,868.6 million in 2002. This decrease was due to a decrease in goods purchased together with the decrease in personnel expenses recorded during the last quarter as a result of the approval of a labor reduction program in July 2003 (Plan Social de Expediente de Regulación de Empleo) for 2003-2007 at Telefónica de España.

Goods purchased by the business line headed by Telefónica de España in Spain decreased 6.5% to €2,490.3 million in 2003 from €2,662.1 million in 2002. This decrease was due to a reduction in fixed-mobile interconnection tariffs with Telefónica de España’s mobile operators and to a decrease in the expenses for the acquisition of equipment.

Personnel expenses increased 0.9% to €2,174.9 million in 2003 from €2,156.5 million in 2002. The operating company, Telefónica de España S.A., accounts for 97.8% of all personnel expenses, a 1% increase compared to last year due to an increase in salaries, partially offset in the last quarter of 2003 by the launch of the Telefónica de España labor reduction program. Personnel expenses in 2003 includes the impact related to 5,489 employees leaving under the labor reduction program approved in July 2003. At year-end 2003, Telefónica de España had 35,216 employees, a 13.4% decrease when compared to 2002.

External services increased 7.9% to €956.6 million in 2003 from €886.3 million in 2002. This increase is mainly due to commercial efforts carried out to develop ADSL services and to launch the “combinados”, which is a consumer plan that combines access and traffic, allowing each client to optimize its consumption according to volume of use, destination and calling time profile.

Other operating expenses decreased by 55.4% primarily due to an increase in the amount of account receivables paid in 2003 which led to a 42.7% decrease in our provisions for bad debt.

Telefónica Móviles. Operating expenses at Telefónica Móviles increased 5% to €5,881.3 million in 2003 from €5,600.3 million in 2002, principally due to a 6.9% increase in the cost of goods purchased to €2,747.0 million in 2003 from €2,571.1 million in 2002, and a 6.6% increase in external services costs and taxes to €2,625.7 million in 2003 from €2,462.5 million in 2002.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Spanish operations increased 9.7% to €1,799.0 million in 2003 from €1,640.0 million in 2002, mainly due to the increase in the commercial activity and in outgoing traffic to other networks, generating an increase in the interconnection expenses. External services at Telefónica Móviles’ Spanish operations increased 6.3% to €1,557.0 million in 2003 from €1,465.0 million in 2002, principally due to the greater commercial activity. Personnel expenses at Telefónica Móviles’ Spanish operations increased 4.8% to €238 million in 2003 from €227 million in 2002 due to a 1.6% increase in headcount for the period.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Latin American operations increased 12.3% to €929.9 million in 2003 from €828.1 million in 2002 primarily as a result of the increase in commercial activity in Brazil, Mexico and Argentina, and of changes in the scope of consolidation of the operations in Brazil and Mexico mentioned above. External services at Telefónica Móviles’ Latin American operations increased 29.2% to €1082.7 million in 2003 from €838.0 million in 2002, principally due to the same reasons as the increases in goods purchased. Personnel expenses at Telefónica Móviles’ Latin American operations increased 2.5% to €217.7 million in 2003 from €212.5 million in 2002. The increase in personnel expenses is low despite the changes in the consolidation of Brazil and Mexico operations in 2003 compared to 2002.

Telefónica Latinoamérica. Telefónica Latinoamérica’s operating expenses decreased 5.7% to €3,215.0 million in 2003 compared with €3,407.5 million in 2002, principally as a result of the depreciation of Latin American currencies during 2003. Excluding the impact of exchange rate fluctuation, operating expenses increased approximately 11.3%, due to an increase in the long distance and ADSL activity in Brazil and to the new tariff plans and ADSL in Peru that offset the strict cost reduction policy in Argentina and the decrease in activity and cost reduction policy in Chile.

Other operating expenses decreased 23.9% to €234.3 million in 2003 from €307.9 million in 2002.

•	Telesp’s operating expenses increased 0.9% in 2003 (an increase of 26.6% as measured in Brazilian reais, mainly due to the expansion of the new long distance business, to the acceleration of the broadband deploy and to the price increase of the contracts indexed to inflation). Other operating expenses, which in euro decreased 7.1%, increased 16.6% in local currency, due principally to provisions for bad debt linked to an increase in the amounts billed to customers.

•	Telefónica de Argentina’s operating expenses decreased 3.3% in 2003 (an increase of 7.8% as measured in Argentine pesos, principally due to the increase in the personnel expenses, in part related to an increase in salaries indexed to inflation, goods purchased as a result of increased commercial activity, and a small increase in external services). Other operating expenses were €3.4 million in 2003 as compared to negative €55.0 million in 2002. The positive result with respect to other operating expenses was primarily due to the effective management of bad debt, as a result of the launch of specific products in the market to maximize debt recovery and ensuring that profitable customers are maintained.

•	Compañía de Telecomunicaciones de Chile’s operating expenses decreased 15.8% to €541.2 in 2003 (a decrease of 16.4% as measured in Chilean pesos), mainly due to the change in the scope of consolidation following the sale of 25% of Sonda in September 2002. Personnel expenses decreased as the result of reductions in headcount and the reduction of interconnection costs due to the decrease in traffic.

•	Telefónica del Perú’s operating expenses decreased 9.4% to €667.5 million in 2003 (an increase of 7% as measured in Peruvian nuevos soles), principally as a result of the expenses related to the new commercial plans and to the expansion of the broadband business.

Telefónica Empresas. Telefónica Empresas’ operating expenses decreased by 8.6% to €1,486.9 million in 2003 from €1,626.4 million in 2002, mainly due to the change to equity method accounting of Atlanet from July 2002 and to the cost control measures.

Terra Lycos. Terra Lycos’ operating expenses decreased 22% to €577.8 million in 2003 from €741.5 million in 2002, principally due to effective management, improvements in efficiency, personnel reduction and less sales and marketing expenses.

•	Goods purchased decreased 9.5% to €265.8 million in 2003 from €293.6 million in 2002, principally due to the reductions observed in practically all items and particularly in communication costs. Personnel expenses decreased 28% to €119.7 million in 2003 from €165.4 million in 2002, principally due to workforce reductions. Personnel expenses from Lycos accounted for 35% of Terra Lycos’ total personnel expenses.

•	External services decreased 33% to €182.4 million in 2003 from €273.7 million in 2002 as a result of successful cost control with respect to all expenses, particularly those relating to marketing and professional services.

Telefónica de Contenidos (formerly Admira). Telefónica de Contenidos’ operating expenses increased approximately 22.3% to €1,179.7 million in 2003 from €964.4 million in 2002, due principally to changes in the scope of consolidation as our participation in the Antena 3 Group was not consolidated through the global method in 2002. During the first semester of 2003 Antena 3 was fully consolidated.

Others. Operating expenses of our other businesses decreased 70.7% to €1,256.1 million in 2003 from €4,280.3 million in 2002. Atento’s operating expenses decreased 16.5% in 2003 due to the negative impact of exchange rate fluctuations of the Latin American currencies, and to the cost control, both operating and structural. Operating expenses for Telefónica Publicidad e Información increased by 4.0% due mainly to the increase of external services, including the expenses for telephone platform 11888.

Operating profit before depreciation and amortization

Our management believes that operating profit before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our chief operating decision makers. See “Item 5. Operating and Financial Review and Prospects — Presentation of Financial Information — Non-GAAP Financial Information”. The following table provides a reconciliation of operating profit before depreciation and amortization to operating profit for the Telefónica Group for the periods indicated on a segment basis.

	Year ended December 31, 2003
	Telefónica de España	Telefónica Móviles	Telefónica Latinoamerica	Telefónica Contenidos	Terra Lycos	Telefónica Empresas	Telefónica Holding	Other	Eliminations	Total
	(in millions of euro)
Operating profit before depreciation and amortization expenses	4,534.16	4,581.90	3,065.28	210.33	(39.49)	304.38	(223.75)	268.01	(98.70)	12,602.12
Depreciation and amortization expenses	2,567.98	1,516.04	1,718.79	49.93	78.74	245.65	47.91	108.23	(59.05)	6,274.22
Operating profit	1,966.18	3,065.87	1,346.48	160.40	(118.23)	58.73	(271.65)	159.79	(39.66)	6,327.90

	Year ended December 31, 2002
	Telefónica de España	Telefónica Móviles	Telefónica Latinoamerica	Telefónica Contenidos	Terra Lycos	Telefónica Empresas	Telefónica Holding	Other	Eliminations	Total
	(in millions of euro)
Operating profit before depreciation and amortization expenses	4,517.24	3,830.00	3,346.74	114.50	(141.69)	128.58	(231.49)	231.84	(71.53)	11,724.16
Depreciation and amortization expenses	2,701.82	1,391.88	1,999.41	49.58	142.72	292.10	57.09	133.11	(75.29)	6,692.42
Operating Profit	1,815.42	2,438.12	1,347.34	64.92	(284.41)	(163.52)	(288.58)	98.73	3.76	5,031.75

Our operating profit before depreciation and amortization increased 7.5% to €12,602.1 million in 2003 from €11,724.2 million in 2002, due to the increases of operating profit before depreciation and amortization at Telefónica Móviles, Telefónica de España, Telefónica de Empresas, Telefónica Publicidad e Información, Telefónica de Contenidos and Atento. Operating profit before depreciation and amortization also increased at Terra Lycos, which recorded negative operating profit before depreciation and amortization. This offsets the decrease in Telefónica Latinoamérica due to the exchange rate fluctuations in Latin America. Exchange rate fluctuations had a negative impact of approximately 6%.

Telefónica de España. Telefónica de España Group’s operating profit before depreciation and amortization increased 0.4% to €4,534.2 million in 2003 from €4,517.2 million in 2002. This increase was mainly due to cost reduction savings principally due to a 42.7% decrease in bad debt provisions.

Telefónica Latinoamérica. Telefónica Latinoamérica’s operating profit before depreciation and amortization decreased 8.4% to €3,065.3 million in 2003 from €3,346.7 million in 2002, as a result of the decrease in euro demonstrated by all companies, except Argentina. Excluding the impact of exchange rate fluctuation, Telefónica Latinoamérica’s operating profit before depreciation and amortization increased 8.6% mainly due to increases of operating profit before depreciation and amortization in local currencies of Telesp (10.3%) and, Telefónica de Argentina (39.9%), which offset decreases of operating profit before depreciation and amortization in local currencies of Compañia de Telecommunicaciones de Chile (5.8%) and Telefónica del Perú (8.1%).

•	Telesp’s operating profit before depreciation and amortization decreased 12.2% (an increase of 10.3% as measured in Brazilian reais) in 2003 to €1,672.1 million from €1,903.7 million in 2002. The increase in local currency was principally due to a 17% average increase in tariffs for local calls (as measured in local currency) effected in July 2003, and the good performance of Telesp’s ADSL and long distance business. This increase offset an increase in expenses following the increase in commercial activity and in the provisions for bad debt.

•	Telefónica de Argentina’s operating profit before depreciation and amortization increased 25.5% (an increase of 39.9% as measured in Argentine pesos) in 2003 to €453.9 million from €361.7 million in 2002. The increase was principally due to the improvement of the main operational indicators (especially plant and traffic), and to the reduction of bad debt due to the timely customer payment during the year and to the collection of payments provisioned over the last years.

•	Compañía de Telecomunicaciones de Chile’s operating profit before depreciation and amortization decreased 5.2% (a decrease of 5.8% as measured in Chilean pesos) in 2003 to €448.7 million from €473.1 in 2002. This reduction was principally due to the change in the scope of consolidation following the sale of 25% of Sonda in September 2002 and a decrease in revenues, which could not be offset by cost containment measures. Revenues decreased due to the reduction in the long distance market and decreases in network traffic, influenced by customers increasingly substituting fixed line services by mobile telephony services.

•	Telefónica del Perú’s operating profit before depreciation and amortization decreased 22.2% (a decrease of 8.1% in Peruvian nuevos soles) in 2003 to €405.3 million from €521.0 million in 2002. The small increase on revenues from operations (due to the launching of new tariff plans and influenced by the decrease revenues from public telephony and the increasing competition in long distance) could not offset the increase in expenses relating to the new commercial plans, the ADSL expansion and the increase in fixed-to-mobile traffic.

Telefónica Móviles. Telefónica Móviles’ operating profit before depreciation and amortization increased 19.6% to €4,581.9 million in 2003 from €3,830.0 million in 2002 due principally to a significant increase in operating profit before depreciation and amortization for Telefónica Móviles’ Spanish operations. Exchange rate fluctuations had a negative impact of approximately 3.4%.

Telefónica Empresas. Telefónica Empresas’ operating profit before depreciation and amortization increased 136.7% to €304.4 million in 2003 from €128.6 million in 2002, due principally to significant cost containment efforts in a macroeconomic environment unfavorable to the generation of new revenues.

Terra Lycos. Terra Lycos had negative operating profit before depreciation and amortization of €39.5 million in 2003 compared to negative operating profit before depreciation and amortization of €141.7 million in 2002 due to successful cost containment measures.

Telefónica de Contenidos (former Admira). Telefónica de Contenidos’ operating profit before depreciation and amortization increased 83.3% to €210.3 million from €114.5 million in 2002. The principal reasons for this increase was the change in accounting relating to the Antena 3 Group. Also affecting the increase was the increasing margins in Endemol and the effect of the cost cutting measures in the holding Telefónica de Contenidos.

Others. Operating profit before depreciation and amortization of our other businesses increased 15.6% to €268.0 million in 2003 from €231.8 million in 2002. Atento’s operating profit before depreciation and amortization increased 22.4% to €66.5 million in 2003 from €54.3 million in 2002. Exchange rate fluctuations had a negative impact of approximately 23.3%. Growth for Atento was due principally to the increase of the profit margins in Brazil, Venezuela, Colombia, Mexico and Central America, and the control exercised over operating and fixed costs during the year. Telefónica Publicidad e Información’s operating profit before depreciation and amortization increased 22.0% due mainly to the growth in Spain and to the improvement of the negative operating profit before depreciation and amortization in Brazil due to the operating cost containment measures.

Depreciation and amortization

Consolidated depreciation and amortization decreased 6.2% to 6,274.2 million in 2003 from 6,692.4 million in 2002. This increase was due in large part to a controlled and conservative investment policy implemented over the last years. Exchange rate fluctuations had a positive impact of approximately 7.5%.

Telefónica de España. Depreciation and amortization of Telefónica de España Group decreased 5.0% to €2,568.0 million in 2003 from €2,701.8 million in 2002, due to a more controlled and conservative investment policy implemented over the last years and the increase of totally amortized elements.

Telefónica Latinoamérica. Depreciation and amortization of Telefónica Latinoamérica decreased 14.0% to €1,718.8 million in 2003 from €1,999.4 million in 2002. Excluding the impact of exchange rate fluctuations, depreciation and amortization remained stable when compared with the previous year, due to a more controlled and conservative investment policy implemented in 2003.

Telefónica Móviles. Depreciation and amortization of Telefónica Móviles increased 8.9% to €1,516.0 million in 2003 from €1,391.9 million in 2002. Excluding the impact of exchange rate fluctuations, depreciation and amortization increase by 21.26%. This increase was principally due to the increase of the amortization expense due to the changes in the scope of consolidation of the Telefónica Móviles’ operations in Brazil and Mexico mentioned above.

Telefónica Empresas. Depreciation and amortization of Telefónica Empresas decreased 15.9% to €245.7 million in 2003 from €292.1 million in 2002.

Terra Lycos. Depreciation and amortization of Terra Lycos decreased 44.8% to €78.7 million in 2003 from €142.7 million in 2002 due to the write-off of start-up and intangible assets recorded in 2002.

Telefónica de Contenidos. Depreciation and amortization of Telefónica de Contenidos (formerly Admira) remained stable when compared with the previous year amounting to €49.9 million in 2003

Others. Depreciation and amortization of our other businesses decreased to €108.2 million in 2003 from €133.11 million in 2002. Atento’s depreciation and amortization decreased 30.7% to €52.2 million in 2003 from €75.4 million in 2002. Telefónica Publicidad e Información’s depreciation and amortization in 2003 amounted to €30.8 million, a 1.3% decrease when compared to 2002.

Operating profit

Operating profit increased 25.8% to €6,327.9 million in 2003 from €5,031.7 million in 2002. This increase compared to last year is the result of the increase in operating profit before depreciation and amortization and of the 6.2% decrease in amortization.

Telefónica de España. Operating profit of Telefónica de España Group increased 8.3% to €1,966.2 million in 2003 from €1,815.4 million in 2002, mainly due to a 5.0% decrease in the amortization of fixed assets during the period, compared to 2002.

Telefónica Latinoamérica. Operating profit at Telefónica Latinoamérica decreased by 0.1% to €1,346.5 million in 2003 from €1,347.3 million in 2002, mainly due to a 8.4% decrease in operating profit before depreciation and amortization which was offset in part by a 14% decrease in amortization. Excluding the impact of exchange rate fluctuations, operating profit increased by 21.6%.

Telefónica Móviles. Operating profit of Telefónica Móviles increased 25.8% to €3,065.9 million in 2003 from €2,438.1 million in 2002, mainly due to a 19.6% increase in operating profit before depreciation and amortization, offset in part by a 8.9% increase in depreciation expense.

Telefónica Empresas. Operating profit of Telefónica Empresas in 2003 was approximately €58.7 million compared to an operating loss of €163.5 million during 2002, mainly due to the fact that operating profit before depreciation and amortization increased by 136.7% and amortization expense decreased by 15.9%.

Terra Lycos. Terra Lycos’ operating loss in 2003 was €118.2 million compared to an operating loss of €284.4 million during 2002, mainly due to the decrease in negative operating profit before depreciation and to a 44% decrease in the depreciation and amortization expense during 2003.

Telefónica de Contenidos. Operating profit of Telefónica de Contenidos’ (formerly Admira) was €160.4 million in 2003 compared to €64.9 million in 2002.

Others. Operating profit of our other businesses increased to €159.8 million in 2003 from €98.7 million in 2002 due to a 15.6% increase in operating profit before depreciation and amortization and to a 18.7% decrease in depreciation and amortization. Atento’s operating profits were €14.3 million in 2003 compared to an operating loss of €21.1 million in 2002. This improvement is due to the increase in operating profit before depreciation and amortization together with a 30.8% decrease of amortization. Telefónica Publicidad e Información’s operating profit in 2003 was €153.3 million, a 28.1% increase when compared to 2002 mainly due to a 22.0% increase in operating profit before depreciation and amortization, offset in part by a 1.3% increase in depreciation and amortization.

Profit from ordinary activities

Profit from ordinary activities, which consists of operating profit, amortization of goodwill, financial income (expense), exchange gains (losses) and income (loss) from associated companies, increased 185.3%, to €4,612.2 million in 2003 from €1,616.8 million in 2002. In addition to the 25.8% increase in the operating profit, the growth rate is mainly due to:

•	the negative results for associates were reduced over 2003 by 59.7% to €212.6 million from €527.9 million in 2002 as a result of both the sale of certain subsidiaries (ETI Austria, Data Uruguay, Azul TV in 2002, and Antena3 TV and Atlanet in 2003) and the smaller losses related to IPSE-2000, Medi Telecom, Pearson and Vía Digital (Sogecable was included in the consolidated accounts in July 2003).

•	the improvement in the goodwill amortization which decreased 33.5% compared to 2002 to €442.5 million, following write-offs at Terra Lycos, Telefónica Deutschland, lobox and Pearson carried out in 2003. Goodwill of our mobile businesses increased by 14.6% as compared to last year, principally due to the acquisitions of Pegaso in September 2002 and TCO in May 2003; and

•	a 52.3% decrease in net financial expense to €1,060.7 million in 2003 from €2,221.6 in 2002, including a positive impact from the appreciation of the Argentinean peso of €134.4 million. Excluding the impact of exchange rate fluctuations, the financial result rose to €1,195.1 million, which meant a drop of 29.4% compared to the comparable financial results for 2002 (€1,692.8 million). Out of that percentage, 15.8 percentage points were due to the positive result of €267.5 million coming from the cancellation of US dollars denominated debt. Excluding also this positive result, 2003 financial results would have totaled €1,462.6 million, falling 13.6% versus the above-mentioned comparable figure of 2002. Net financial debt of Telefónica Group reached €19,235.3 million as of December 2003, decreasing €3,297.8 million from 2002.

Income (loss) before tax and minority interest

Income (loss) before tax and minority interest consists of profit (loss) from ordinary activities, extraordinary income, losses on sales of fixed assets and extraordinary expenses. Income before tax and minority interest was €3,362.5 million in 2003 compared to a loss of €14,601.1 million in 2002.

This principal cause for the increase was due to extraordinary losses in 2002 (€16,217.9 million) related to the assets and restructuring costs of UMTS and those of Terra Lycos, Telefónica Deutschland and Pearson that were accounted for last year.

Extraordinary revenues increased to €1,167.2 million in 2003 from €474.6 million in the previous year, due principally to the capital gain for the sale of Antena3 TV for €392.3 million and the net capital gain related to real estate disposals amounting to €180.9 million.

Extraordinary expenses decreased to €2,416.8 million in 2003 from €16,692.5 in 2002. Extraordinary expenses for 2003 primarily related to the provision relating to the 5,489 employees that participated in the “Streamlining Social Plan” 2003-2007 (€1,372.3 million) and the costs associated to the different contingencies and compensation for workforce reduction at Telesp and Telefónica del Perú.

Corporate income tax

The provision for corporate income tax expense at the consolidated level was €913.4 million compared to the fiscal credit that arose in 2002 due to the depreciation in value (provision for investment valuation allowances, deductible) of European subsidiaries that were awarded UMTS licenses.

Minority interests

Profit attributable to minority interests was €245.5 million in 2003 compared to a loss attributable of €5,795.6 million in 2002, primarily due to €4,600 million losses by the Telefónica Móviles group relating to the write-off of UMTS assets in Europe and €900 million of extraordinary expenses incurred by Terra Lycos in 2002. The improved performance in 2003 was mainly due to the smaller losses in Terra Lycos and higher net income in the companies operated by Telefónica Latinoamérica.

Net income

Consolidated net income amounted to €2,203.6 million in 2003 compared to a loss of €5,576.8 million in 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

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
	(in millions of euro)
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

	Year ended December 31,
	After adjustments for intra-group sales
	2001	2002
Telefónica de España	29.7%	32.9%
Telefónica Móviles	23.6%	28.1%
Telefónica Latinoamérica	31.6%	24.0%
Telefónica Data	4.0%	4.6%
Terra Lycos	2.1%	1.9%
Admira	4.5%	3.8%
Telefónica Publicidad e Información(1)	1.8%	1.8%
Atento(1)	0.7%	0.8%
Emergia(1)	0.0%	0.1%
Other subsidiaries(2)	1.9%	2.1%

Total revenue from operations	100.0%	100%

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.

(2)	Includes revenue from operations from Katalyx and other subsidiaries.

The table below shows the contribution to our consolidated net income of each of our principal business lines in 2001 and 2002.

	Year ended December 31,
	2001	2002
	(in millions of euro)
Telefónica de España	1,077.6	807.9
Telefónica Móviles	859.7	(3,744.5)
Telefónica Latinoamérica	1,274.9	(182.5)
Telefónica Data	(486.2)	(464.7)
Terra Lycos	(566.3)	(2,008.9)
Admira	(347.3)	(669.2)
Telefónica Publicidad e Información(1)	48.0	71.6

	Year ended December 31,
	2001	2002
	(in millions of euro)
Atento(1)	(109.5)	(99.1)
Katalyx(1)	(31.4)	(30.0)
Emergia(1)	(183.6)	(195.6)
Holding and other subsidiaries	(59.6)	(4,429.5)
Adjustments in consolidation	630.5	5,367.6

Consolidated net income	2,106.8	(5,576.8)

(1)	Included under “other” in our business segment data in Note 25 to the consolidated financial statements.

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

•	Revenues from connection access fees include all revenue from our customers for membership and connection of PSTN lines, ISDN lines, Corporate Services, TUP and additional charges and publicity in telephone booths. Revenues for connection access fees increased 10.2% to €2,852.2 million in 2002 from €2,588.9 million in 2001. The increase in revenue was due to a €1.2 increase in the PSTN membership fee implemented in January 2002 and to an 8.1% increase in the ISDN lines in service including lines in service to the Group.

•	Revenues from leased circuits include revenues received from leasing our circuits, both domestic and international, to customers and other telecommunications operators. Revenues from leased circuits remained stable at €255.2 million in 2002 compared to €255.8 million in 2001 as the number of leased circuits decreased due to migration of users to ADSL and of operators to customized solutions, price reductions necessary to comply with the price cap imposed by Spanish regulation, and shifts towards high speed Internet access.

•	Revenues from the commercialization of handsets include all of the revenue from the sale, leasing, maintenance and installation of handsets, and technician and repair services for handsets. Revenues from the commercialization of handsets increased 3.2% to €728.3 million in 2002 from €705.7 million in 2001, due to the increase in handset leasing prices.

•	IP Services revenues include all revenue from Telefónica de España’s IP networks, and are principally composed of revenues from ADSL subscribers. Revenues from IP Services increased 392% to €254.2 million in 2002 from €51.6 million in 2001, due to the expansion of ADSL services. At year-end 2002, we had 606,417 ADSL retail subscribers in Spain compared to 187,025 ADSL retail subscribers in 2001.

•	Revenues from operator services include all revenue from operator services, national and international. International operator services include automatic access, transit, leasing capacity and manual international access. National operator services include national interconnection, rented subscriber loop and wholesale ADSL and commercial wholesale services (access, transit, traffic and support). Revenues from operator services decreased 10.4% to €676.6 million in 2002 from €755.0 in 2001, due to the new interconnection agreements based on interconnection by capacity.

•	Revenues from outgoing traffic, which include all revenues from net effective consumption and other consumption (including RPV, phone cards, messages, manual traffic), decreased 8.6% to €3,935 in 2002 from €4,303.9 million in 2001, due to the 7% and 6% price caps implemented in 2001 and 2002, respectively, together with the increase in the subscription fees and a strong decrease in consumption.

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

Revenues from Telefónica Móviles’ Latin American wireless operations decreased 12% as measured in euro to €2,388.9 million in 2002 from €2,713.6 million in 2001, due principally to the negative impact of exchange rate fluctuations. Excluding the impact of exchange rate fluctuations, revenues from operations increased primarily due to the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002.

Telefónica Latinoamérica. Telefónica Latinoamérica’s revenues from operations decreased 30.5% to €6,822.8 million in 2002 from €9,821.5 million in 2001 principally as a result of the decline in value of local currencies, particularly the Brazilian real and the Argentine peso. Excluding the impact of exchange rate fluctuations, revenues from operations in Telesp increased due to an increase in average lines in service, an 8.3% tariff increase of the local basket and increased revenues from the new long distance service. Exchange rate fluctuations had a negative impact of approximately 31.5%. Telefónica del Perú’s revenues from operations increased due to growth in Cable Mágico’s revenues. Fixed-telephone revenues for Telefónica del Perú decreased in 2002 due to a stronger competition in long distance services. Telefónica de Argentina’s revenues from operations decreased due to the country’s difficult economic situation. Likewise, CTC’s revenues from operations decreased principally due to a decrease in traffic in the long distance market.

•	Revenue from operations generated by Telesp denominated in euro decreased 15.5% (a decline of 10.6% as measured in Brazilian reais) to €3,638.0 million in 2002 from €4,304.1 million in 2001, principally due to the depreciation of the Brazilian real against the euro. The value of the Brazilian real declined 23.6% compared to the euro, based on average exchange rates for 2002 and 2001. The increase in revenues from operations, as measured in Brazilian reais, was mainly due to an increase in long distance services offered, higher revenue from local calls due to the 8.3% increase in tariffs for local calls (as measured in local currency) effected in July 2002 and an increase in average billable lines in service, as well as an increase in bandwidth revenues and increased long distance market share.

•	Revenue from operations generated by Telefónica de Argentina denominated in euro decreased 74.0% (a decline of 13.2% as measured in Argentine pesos) to €729.5 million in 2002 from €2,801.5 million in 2001, principally due to the country’s economic crisis, tariff freezing and deterioration of the main operating variables, most notably during the first half of 2002. Those operating variables improved during the last quarter of 2002.

•	Revenue from operations generated by Compañía de Telecomunicaciones de Chile denominated in euro decreased 14.7% (a decline of 1.4% as measured in Chilean pesos) to €1,128.3 million in 2002 from €1,322.0 million in 2001, principally due to the depreciation of the Chilean peso, the effects of a change in the scope of consolidation due to the sale of 25% of the holding in Sonda in September 2002, and a 9.3% decrease in the domestic long distance market.

•	Revenue from operations generated by Telefónica del Perú denominated in euro decreased approximately 3.8% (an increase of 3.3% as measured in Peruvian nuevos soles) to €1,248.7 million in 2002 from €1,298.5 million in 2001, principally due to a 7.3% annual decrease in rates for local calls as a consequence of the application of a productivity factor and an increase in competition. However, revenues from Cable Mágico increased.

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

Others. Revenues from operations from our other businesses decreased 4.2% to €1,332.8 million in 2002 from €1,392.3 million in 2001. Revenue from operations from Atento decreased 1.5% to €216.4 million in 2002 from €219.6 million in 2001 principally due to exchange rate fluctuations, which had a negative impact of approximately 25.7%. Telefónica Publicidad e Información’s revenues from operations declined 10% to €503.5 million in 2002 from €559.5 million in 2001 due to the adverse economic conditions and to the impact of devaluation of the Argentine peso. Exchange rate fluctuations had a negative impact of approximately 11%.

Total expenses (operating expenses and other operating expenses)

Operating expenses, which consist of increase in inventories (net), goods purchased, external services and local taxes and personnel costs, decreased 7.6% to €16,773.3 million in 2002 from €18,146.0 million in 2001, principally due to decreased operating expenses at Telefónica Latinoamérica, Telefónica Data, Terra Lycos, Telefónica Publicidad e Información and Atento, offset in part by an increase in operating expenses at Telefónica de España and Telefónica Móviles. Other operating expenses and trade provisions decreased 32.4% to €739.3 million in 2002 from €1,093.1 million in 2001, due to a decrease in trade provisions at Telefónica Latinoamérica, Telefónica de España and Telefónica Móviles. Exchange rate fluctuations had a negative impact of approximately 13.9% on our total expenses.

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

Goods purchased by Telefónica de España’s fixed line operator in Spain increased 4.1% to €2,662.1 million in 2002 from €2,226.9 million in 2001, principally due to an increase in costs related to interconnection (which amount to 63.6% of goods purchased) due to a 2.6% decline in fixed-mobile interconnection expenses due to a decrease in termination fees by mobile operators in November 2002 and a 37.7% increase in fixed-to-fixed interconnection expenses due to an increase in competition. To a lesser extent, the increase in goods purchased was due to the impact of the ADSL business and to Telyco, due to increased sales of mobile handsets.

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

Provisions for bad debt (which is a component of other operating expenses) decreased 44.3% at year-end 2002 due to the continuation of the control efforts applied to traffic retailers.

Telefónica Móviles. Operating expenses at Telefónica Móviles increased 6.7% to €5,600.3 million in 2002 from €5,250.9 million in 2001, principally due to a 25.6% increase in the costs of goods purchased to €2,571.1 million in 2002 from €2,047.2 million in 2001, and a 1.3% increase in personnel costs to €566.9 million in 2002 from €559.6 million in 2001.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Spanish operations increased 32.7% to €1,640.0 million in 2002 from €1,236.0 million in 2001, mainly due to the centralized model for handset purchases initiated in Spain in December 2001 and carried out throughout 2002 as well as the increase in outgoing traffic to other networks. The increased traffic resulted in higher interconnection costs despite a 17.0% reduction in interconnection tariffs imposed by the Spanish regulators in July 2002. The reduction in interconnection tariffs was applied on August 1, 2002 to incoming traffic from the Atento network and fiscal operators, with the exception of Telefónica de España. On October 31, 2002, Telefónica Móviles de España applied the same reduction to incoming traffic from the Vodafone network to Telefónica de España. External services at Telefónica Móviles’ Spanish operations decreased 3.7% to €1,465.0 million in 2002 from €1,521.0 million in 2001, principally due to lower marketing costs. Personnel expenses at Telefónica Móviles’ Spanish operations increased 7.3% to €227 million in 2002 from €212.0 million in 2001, although the head count in Telefónica Móviles at December 31, 2002 remained stable with respect to year-end 2001, average head count increased during 2002.

Goods purchased (including interconnection costs) at Telefónica Móviles’ Latin American operations increased 16.2% to €828.1 million in 2002 from €712.5 million in 2001 as a result of increased marketing activity during the period, especially in Mexico, Brazil, Central America and Peru. This increase was also due to fully consolidating twelve months of operations in Mexico, including Pegaso’s operations since September 2002, when compared to fully consolidating only six months of operations for Telefónica Móviles’ Northern Mexico operators in 2001, as well as fully consolidating Tele Leste Group from January 2002. External services at Telefónica Móviles’ Latin American operations decreased 25.8% to €838.0 million in 2002 from €1,129.9 million in 2001, principally due to the containment of marketing costs in Argentina and the negative impact of exchange rates in Argentina and Brazil in fiscal year 2002, which more than offset the consolidation of the Tele Leste Group from January 2002 and the full consolidation of twelve months of operations in Mexico in 2002, including Pegaso’s operations in September 2002, compared to the full consolidation of only six months of operations of Telefónica Móviles’ Northern Mexico operators in 2001. Personnel expenses at Telefónica Móviles’ Latin American operations decreased 12.9% to €212.5 million in 2002 from €243.8 million in 2001 principally due to the cost containment policies in Argentina and Northern Mexico, which offset the increases in personnel expenses resulting from the introduction of Pegaso and Tele Leste.

Telefónica Latinoamérica. Telefónica Latinoamérica’s operating expenses decreased 27.8% to €3,407.5 million in 2002 compared with €4,719.6 million in 2001, principally as a result of the depreciation of Latin American currencies during 2002. Excluding the impact of exchange rate fluctuations, operating expenses increased, due to an increase in interconnection expenses and external services, partially offset by a decrease in personnel expenses as a result of workforce reductions. Exchange rate fluctuations had a negative impact of approximately 30.9%.

Other operating expenses decreased 41.6% to €307.9 million in 2002 from €527.4 million in 2001, mainly due to exchange rate fluctuations which had a negative impact of approximately 36.2%.

•	Telesp’s operating expenses decreased 15.2% in 2002 (an increase of 10.9% as measured in Brazilian reais, mainly due to a 21.0% increase in interconnection expense as a result of the launching of new long distance services). Other operating expenses in local currency increased 17.6% due principally to provisions for bad debt linked to an increase in the number of customers during 2001.

•	Telefónica de Argentina’s operating expenses decreased 72.5% in 2002 (a decrease of 8.4% as measured in Argentine pesos, principally due to cost reduction efforts and supplier contract negotiations, as well as a decrease in personnel expenses). Other operating expenses decreased 12.8% in Argentine pesos. Bad debts as a percentage of revenue declined from 9.4% at March 31, 2002 to 6.9% at December 31 (compared to 6.8% at December 31, 2001).

•	Compañía de Telecomunicaciones de Chile’s operating expenses decreased 15.0% to €642.8 in 2002 (a decrease of 1.8% as measured in Chilean pesos, mainly due to a decrease in personnel expenses as a result of workforce reductions and cost control and rationalization measures implemented during 2002).

•	Telefónica del Perú’s operating expenses decreased 0.7% to €736.7 million in 2002 (an increase of 6.6% as measured in Peruvian nuevos soles, principally as a result of increased levels of public telephony business and increased commercial expenses offset by a decrease in personnel expenses as a result of personnel reductions).

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

Admira. Admira’s operating expenses decreased approximately 23% to €964 million in 2002 from €1,258 million in 2001, due principally to ATCO (due to the Argentine crisis and the devaluation of the Argentine peso), as well as a decrease in expenses from Onda Cero due to the change in accounting for Onda Cero to the equity method in 2002.

Others. Operating expenses of our other businesses increased 86.8% to €4,372.7 million in 2002 from €2,340.4 million in 2001. Atento’s operating expenses decreased 12.6% in 2002 due to the negative impact of exchange rate fluctuations of the Latin American currencies, which offset a slight increase in operating expenses, resulting principally from increases in expenses of operations in Japan and Mexico. Operating expenses for our Telefónica Publicidad e Información decreased by 18.8% due to the negative impact of exchange rate fluctuations of the Latin American currencies and cost containment measures implemented.

Operating profit before depreciation and amortization

For illustrative purposes, the following table provides a reconciliaion of operating profit before depreciation and amortization to operating profit for the Telefónica Group for the periods indicated on a segment basis.

	Year ended December 31, 2002
	Telefónica de España	Telefónica Móviles	Telefónica Latinoamerica	Admira	Terra Lycos	Telefónica Data	Telefónica Holding	Other	Eliminations	Total
	(in millions of euro)
Operating profit before depreciation and amortization expenses	4,517.22	3,830.02	3,346.78	114.50	(141.68)	169.88	(231.47)	185.41	(66.46)	11,724.20
Depreciation and amortization expenses	2,701.82	1,391.88	1,999.41	49.58	142.72	198.26	57.09	226.95	(75.29)	6,692.42
Operating Profit	1,815.40	2,438.14	1,347.37	64.92	(284.40)	(28.38)	(288.56)	(41.53)	8.83	5,031.78

	Year ended December 31, 2001
	Telefónica De España	Telefónica Móviles	Telefónica Latinoamerica	Admira	Terra Lycos	Telefónica Data	Telefónica Holding	Other	Eliminations	Total
	(in millions of euro)
Operating profit before depreciation and amortization expenses	4,508.14	3,418.37	5,163.02	152.45	(260.05)	23.57	(133.86)	(22.45)	(44.87)	12,804.30
Depreciation and amortization expenses	2,804.44	1,331.75	2,625.70	75.41	157.42	189.81	48.56	162.20	(21.32)	7,373.98
Operating Profit	1,703.70	2,086.62	2,537.32	77.04	(417.45)	(166.24)	(182.42)	(184.65)	(23.55)	5,430.32

Operating profit before depreciation and amortization

Our operating profit before depreciation and amortization decreased 8.4% to €11,724.2 million in 2002 from €12,804.3 million in 2001, due principally to the impact of exchange rate fluctuations in Latin America. Operating profit before depreciation and amortization increased at Telefónica Móviles, Telefónica de España, Telefónica Data, Telefónica Publicidad e Información and Atento. Operating profit before depreciation and amortization also increased at Terra Lycos, which recorded negative operating profit before depreciation and amortization. This did not offset the decrease in Telefónica Latinoamérica due to the exchange rate fluctuations in Latin America, and the decrease in Admira’s operating profit before depreciation and amortization. Exchange rate fluctuations had a negative impact of approximately 14.6%.

Telefónica de España. Telefónica de España Group’s operating profit before depreciation and amortization increased 0.2% to €4,517.2 million in 2002 from €4,508.2 million in 2001. This increase was mainly due to a small increase in operating revenue and to the decrease in provision for insolvencies.

Telefónica Latinoamérica. Telefónica Latinoamérica’s operating profit before depreciation and amortization decreased 35.2% to €3,346.7 million in 2002 from €5,163.0 million in 2001, principally as a result of the decrease in all companies’ operating profit before depreciation and amortizations measured in euro due to the negative impact of exchange rate fluctuations (which had a negative impact of approximately 31.6%) and to the adverse economic conditions in Latin America.

•	Telesp’s operating profit before depreciation and amortization decreased 17.8% (an increase of 7.6% as measured in Brazilian reais) in 2002 to €1,903.7 million from €2,314.5 million in 2001. The increase in local currency was principally due to growth in revenues due to an 8.3% tariff increase in July for the local basket and growth in long distance services, partially offset by an increase in interconnection expenses, higher cost of external services and an increase in expenses of bad debt as a result of the increase in the client base during 2001.

•	Telefónica de Argentina’s operating profit before depreciation and amortization decreased 75.2% (a decrease of 17.3% as measured in Argentine pesos) in 2002 to €361.7 million from €1,457.9 million in 2001. The decrease was principally due to the macroeconomic crisis of the country, tariffs freezing and deterioration of the main operating variables; however, during the last quarter of the year the performance of operational indicators improved.

•	Compañía de Telecomunicaciones de Chile’s operating profit before depreciation and amortization decreased 21.2% (a decrease of 9.0% as measured in Chilean pesos) in 2002 to €473.1 million from €600.6 in 2001. The decrease was principally due to changes in the scope of consolidation and the drop in the long distance market that were not offset by the implementation of strict cost control measures.

•	Telefónica del Perú’s operating profit before depreciation and amortization decreased 14.9% (a decrease of 8.6% in Peruvian nuevos soles) in 2002 to €521 million from €611.8 million in 2001. The decrease was principally due to the decrease in revenues from operations due to the rates fall and loss of market share in domestic and international long distance as a result of an increase in competition.

Telefónica Móviles. Telefónica Móviles’ operating profit before depreciation and amortization increased 12.0% to €3,830.0 million in 2002 from €3,418.3 million in 2001 due principally to a significant increase for Telefónica Móviles’ Spanish operations. Exchange rate fluctuations had a negative impact of approximately 7.8%.

Telefónica Data. Telefónica Data’s operating profit before depreciation and amortization increased 620.3% to €169.8 million in 2002 from €23.6 million in 2001, due principally to significant cost containment efforts in a macroeconomic environment unfavorable to the generation of new revenues.

Admira. Admira’s operating profit before depreciation and amortization amounted to €114.5 million, a 24.9% decrease when compared to 2001. The main reasons for this decrease were the change in accounting to record as operating expenses certain expenses relating to Lola Films, which were previously recorded under depreciation and amortization. At GMAF, strong results in 2001 related to European matches were not reproduced in 2002, and ATCO suffered from the effects of the Argentine crisis.

Terra Lycos. Terra Lycos had negative operating profit before depreciation and amortization of €141.7 million in 2002 compared to negative operating profit before depreciation and amortization of €260.0 million in 2001 due to successful cost containment measures.

Others. Operating profit before depreciation and amortization of our other businesses increased to €185.4 million in 2002 from negative operating profit before depreciation and amortization of €22.5 million in 2001. Atento’s operating profit before depreciation and amortization increased 1.0% to €54.3 million in 2002 from €53.8 million in 2001. Exchange rate fluctuations had a negative impact of approximately 17.9%. Growth for Atento was due principally to the increase of the profit margins in Mexico, Japan, Morocco and Venezuela, and the control exercised over operating and fixed costs during the year. Telefónica Publicidad e Información’s operating profit before depreciation and amortization increased 19.7% due to the growth in Spain, operating cost containment measures, and the new framework contracts signed in Chile and Peru, which improved the profitability in these countries.

Depreciation and amortization

Consolidated depreciation and amortization decreased 9.2% to €6,692.4 million in 2002 from €7,374.0 million in 2001 due principally to the impact of exchange rate fluctuations in Latin America. Exchange rate fluctuations had a positive impact of approximately 16.0%.

Telefónica de España. Depreciation and amortization of Telefónica de España Group decreased 3.7% to €2,701.8 million in 2002 from €2,804.5 million in 2001, due to a more controlled and conservative investment policy implemented over the last years and the increase of totally amortized elements.

Telefónica Latinoamérica. Depreciation and amortization of Telefónica Latinoamérica decreased 23.9% to €1,999.4 million in 2002 from €2,625.7 million in 2001. Excluding the impact of exchange rate fluctuations, depreciation and amortization increased by 10.1% due to the investment increase over the last year.

Telefónica Móviles. Depreciation and amortization of Telefónica Móviles increased 4.5% to €1,391.9 million in 2002 from €1,331.8 million in 2001. Excluding the impact of exchange rate fluctuations, depreciation and amortization increased 21.6%. This increase was principally a consequence of the full consolidation of twelve months of operations in Mexico in 2002, including Pegaso´s operations since September 2002, compared to the full consolidation of only six months of operations for Northern Mexico operators en 2001, as well as the full consolidation of the Tele Leste Group from January 2002.

Telefónica Data. Depreciation and amortization of Telefónica Data increased 4.5% to €198.3 million in 2002 from €189.8 million in 2001.

Admira. Depreciation and amortization of Admira decreased 34.3% to €49.6 million in 2002 from €75.4 million in 2001 due principally to the change in accounting for Onda Cero to the equity method.

Terra Lycos. Depreciation and amortization of Terra Lycos decreased 9.3% to €142.7 million in 2002 from €157.4 million in 2001.

Others. Depreciation and amortization of our other businesses increased to €226.9 million in 2002 from €162.2 million in 2001. Atento’s depreciation and amortization decreased 15.6% to €75.4 million in 2002 from €89.4 million in 2001. Telefónica Publicidad e Información’s depreciation and amortization in 2002 was €31.2 million, a 5.2% increase when compared to 2001.

Operating profit

Operating profit decreased 7.3% to €5,031.8 million in 2002 from €5,430.3 million in 2001. However, this decrease was lower than the decrease in operating profit before depreciation and amortization, due to the 9.2% decrease in amortization when compared to last year’s 5.9% increase in 2001, due fundamentally to the impact of exchange rate fluctuations in Latin America.

Telefónica de España. Operating profit of Telefónica de España Group increased 6.6% to €1,815.4 million in 2002 from €1,703.7 million in 2001, mainly due to a 3.7% decrease in the amortization of fixed assets during the period, compared to 2001.

Telefónica Latinoamérica. Operating profit at Telefónica Latinoamérica decreased 46.9% to €1,347.3 million in 2002 from €2,537.3 million in 2001, mainly due to a 35.2% decrease in operating profit before depreciation and amortization, offset in part by a 23.9% decrease in depreciation and amortization.

Telefónica Móviles. Operating profit of Telefónica Móviles increased 16.8% to €2,438.1 million in 2002 from €2,086.6 million in 2001, mainly due to a 12% increase in operating profit before depreciation and amortization, offset in part by a 4.5% increase in depreciation expense.

Telefónica Data. Telefónica Data’s operating loss in 2002 was approximately €28.4 million compared to an operating loss of €166.2 million during 2001 mainly due to the fact that operating profit before depreciation and amortization increased by 620.3% and amortization expense increased only 4.5%.

Admira. Operating profit of Admira was €64.9 million in 2002 compared to €77.1 million in 2001, mainly due to a 24.9% decrease in operating profit before depreciation and amortization, offset in part by a 34.3% decrease in depreciation and amortization.

Terra Lycos. Terra Lycos’ operating loss in 2002 was €284.4 million compared to an operating loss of €417.4 million during 2001, mainly due to the decrease in negative operating profit before depreciation and amortization, offset in part by a 9.3% decrease in depreciation and amortization.

Others. Operating profit of our other businesses decreased to an operating loss of €41.5 million in 2002 from an operating loss of €184.7 million in 2001 due to the increase of operating profit before depreciation and amortization in 2002 from negative operating profit before depreciation and amortization in 2001, offset by the increase in depreciation and amortization. Atento’s operating loss decreased 40.7% to €21.1 million in 2002 from €35.6 million in 2001. This decrease was due to the slight increase in operating profit before depreciation and amortization together with a 15.6% decrease in amortization. Telefónica Publicidad e Información’s operating profit in 2002 was €119.7 million, a 24.1% increase compared to 2001, offset in part by 5.2% increase in depreciation and amortization.

Profit from ordinary activities

Profit from ordinary activities, which consists of operating profit, amortization of goodwill, financial income (expense), exchange gains (losses) and income (loss) from associated companies, decreased 11.2%, to €1,616.8 million in 2002 from €1,821.1 million in 2001.

In addition to the 7.3% decrease in the profit from ordinary activities the principal elements of this result are:

•	a significant increase of 40.2% in losses from associated companies to €527.9 million in 2002 from €376.5 million in 2001, principally related to losses incurred by Telefónica Móviles, Admira and Terra Lycos;

•	a 21% decrease in amortization of goodwill to €667.5 million in 2002 from €841.6 million in 2001 principally due in part to the increase in the amortization period of goodwill relating to Terra Lycos to 10 years from 5 years, and to the write-down of the goodwill relating to mediaWays in 2001 and mid-2002; and

•	a 7.1% decrease in net financial expense to €2,221.6 million in 2002 from €2,391.1 million in 2001, (mainly due to exchange rate fluctuations for the Argentine peso, which had a negative impact of €528.8 million, or 1.9% and also due to a reduction in the average net indebtedness and a decrease in the average cost of debt.

Income (loss) before tax and minority interest

Income (loss) before tax and minority interest consists of profit (loss) from ordinary activities, extraordinary income, losses on sales of fixed assets and extraordinary expenses. Income before tax and minority interest decreased substantially to a loss of €14,601.1 million in 2002 from income of €2,033.9 million in 2001.

The principal cause of this decline was the write-down by Telefónica Móviles of the value of UMTS licenses in Europe, which we recorded as a €9,526.2 million loss on fixed assets in 2002. Loss on fixed assets increased to a loss of €9,614.6 million in 2002 from a loss of €233.0 million in 2001. Extraordinary revenues decreased to €474.6 million in 2002 from €1,167.1 million in 2001. Extraordinary expenses increased to €7,078.0 million in 2002 from €721.3 million in 2001, due principally to a write-off of goodwill of €2,259.8 million. Of this write-off, €856.7 million related to Terra Lycos, €530.0 million to Mediaways, GmbH, €154.5 million to I.O. Box and €173.4 million to our investment in Pearson Plc. See notes 5 and 20 to the consolidated financial statements for further information regarding our extraordinary expenses. We also recorded extraordinary expenses of €2,753.9 million relating to UMTS license value adjustments and €288.0 million relating to provisions for treasury stock.

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

•	We have performed in 2003 and prior years some business combinations accounted for under Spanish GAAP using the pooling of interest method. Under U.S. GAAP, these acquisitions were recorded using the purchase accounting method. In the case where a capital increase in a subsidiary is carried out to effect a business combination that is part of a broader corporate reorganization and which is accounted for using the purchase accounting method, under U.S. GAAP Telefónica recognizes the increase in its investment as a result of the capital increase by crediting shareholders’ equity.

•	Prior to 1988, Spanish GAAP permitted the revaluation of fixed assets. As a result of such revaluation, in years prior to 1988, we stated our property, plant and equipment at the then current replacement cost less accumulated depreciation, and credited the revaluations to the surplus account shown on the balance sheet under “other reserves”. Depreciation was calculated each year based on the then current gross replacement cost using estimated remaining useful lives. Between 1988 and 1995, Spanish GAAP did not permit such revaluations, and we used historical cost basis accounting. In 1996, new legislation permitted us to write up the value of certain of our assets. This write-up was reversed in the reconciliation to U.S. GAAP of shareholders’ equity.

•	In accordance with Spanish GAAP, interest incurred during periods exceeding 12 months in which assets are under construction may be capitalized. However, interest incurred during periods in which qualifying assets are under construction are capitalized and amortized over such qualifying asset’s expected life under U.S. GAAP.

•	Start-up costs are capitalized under Spanish GAAP, but expensed under U.S. GAAP.

•	Spanish GAAP requires that research and development expenses and capital increase expenses be capitalized and amortized over a period not exceeding five years. Such expenses are expensed in current periods and reduced from capital proceeds, respectively, under U.S. GAAP.

•	Under Spanish GAAP, provisions are recorded for early retirement expenses in the period during which management announces the early retirement programs. Under U.S. GAAP, early retirement provisions are recorded in the period during which an agreement is reached with the employee.

•	Under Spanish GAAP exchange gains may be deferred. Under U.S. GAAP, exchange gains are included in income on a current basis.

•	Under Spanish GAAP, revenues and expenses are recognized on accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Under U.S. GAAP, according to SAB 101, some revenues and related costs must be deferred.

•	SFAS No. 115 requires certain investments in financial assets to be classified on the basis of the purpose for which they were acquired (held-to-maturity securities, trading securities or available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification:

•	unrealized gains and losses (other than permanent diminutions in value) on securities that we consider held-to-maturity are not recorded.

•	unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but included as a separate equity caption.

•	unrealized gains or losses on trading securities are recorded in the income statement.

These criteria differ from Spanish GAAP.

•	Under Spanish GAAP, derivatives not assigned as hedge are accounted for at the lower of their cost or market value and those assigned as hedge generally are considered a change in hedge item characteristics. Under U.S. GAAP all derivatives are accounted at fair value through earnings and all derivatives assigned as hedge instruments may have a different accounting or require its hedge item also to be accounted at fair value. Additionally, measuring hedge ineffectiveness differs between Spanish and U.S. GAAP.

•	Under Spanish GAAP, goodwill is amortized on a straight-line basis over the expected life of asset. Under U.S. GAAP, in accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives should no longer be amortized but instead are subject to periodic impairment testing under a fair value approach. SFAS No. 142 requires the testing of all goodwill and intangibles deemed to have indefinite lives for impairment as of January 1, 2002.

•	Under Spanish GAAP, companies in which significant influence is maintained over the management are carried by the equity method and investments in companies in which a company owns less than 50% but has the majority of the common voting stock or are controlled by a company must be consolidated. In addition, a holder of at least 20% or 3%, for listed investments, presumes a significant influence. In general, under U.S. GAAP, only companies in which a holding of between 20% and 50% is owned are carried by the equity method, unless there is evidence that significant influence is exercised over their management. Investee companies in which a participation above 50% and control rights exist are consolidated.

Under U.S. GAAP, shareholders’ equity was €17,291.4 million at December 31, 2003, compared with €16,756.6 million under Spanish GAAP. Under U.S. GAAP, shareholders’ equity was €16,989.3 million at December 31, 2002, compared with €16,996.0 million under Spanish GAAP. Under U.S. GAAP, shareholders’ equity was €31,769.8 million at December 31, 2001, compared with €26,861.6 million under Spanish GAAP.

Under U.S. GAAP, net income was €2,686.1 million at December 31, 2003 compared with €2,203.58 million under Spanish GAAP. Under U.S. GAAP, net income was negative €5,214.5 million at December 31, 2002 compared with negative €5,576.8 million under Spanish GAAP. Under U.S. GAAP, net income was negative €7,182.3 million at December 31, 2001 compared with €2,106.8 million under Spanish GAAP.

For additional information concerning significant differences between U.S. GAAP and Spanish GAAP, as well as a reconciliation of net income and shareholders’ equity to U.S. GAAP, please see note 25 to the consolidated financial statements included elsewhere herein.

New U.S. Accounting Pronouncements

FIN No. 46 — Consolidation of Variable Interest Entities — an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004.

Telefónica does not have any variable interest entities created after February 1, 2003. The Group is still in the process of analysing the effect, if any, of the application of FIN 46 R to those variable interest entities created before February 1, 2003, which could imply in the deconsolidation of one of our subsidiaries Telefónica Finance USA LLC. Please see related disclosure for new accounting pronouncements - SFAS 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

SFAS No. 132 (Revised 2003) – Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic (Spanish) plans beginning with fiscal years ending after December 15, 2003 and any foreign (non-Spanish) plans beginning with fiscal years ending after June 15, 2004. Telefónica S.A. does not have any Spanish plans that could be impacted by this new pronouncement in the year ending December 31, 2003. Telefónica S.A. will adopt SFAS 132R for all its plans in effect on Form 20-F for the year ending December 31, 2004.

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Telefónica S.A. believes it is currently following the guidance of SAB 104.

SFAS No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Group adopted during the year the provisions of this Statement for all financial instruments entered into or modified after May 31, 2003. Financial instruments within the scope of this Statement entered into prior to May 31, 2003 will be impacted by these new provisions from January 1, 2004.

Telefónica Finance USA LLC issued noncumulative, nonvoting, preferred stock guaranteed by Telefónica, S.A., the parent company. This issue was subscribed by third parties outside the Telefónica Group and is wholly or partially redeemable at the Telefónica’s option after ten years from the issue date. According to SFAS 150, as redemption of preferred stock is required upon liquidation or termination of the issuer (Telefónica Finance USA LLC) this Statement does require the obligation to report preferred stock as a liability in the consolidated financial statements of Telefónica Group. However, these preferred stocks are included under the Scope of FSP Staff Position 150-3 and therefore, following FSP 150-3, Telefónica will defer the application of SFAS 150.

If Telefónica would have applied SFAS 150 to all preferred stocks or would have applied FIN 46-R to variable interest entities issuers of preferred stock the impact on financial statements would be as follows:

•	all preferred stock issued by Telefónica would be classified as liabilities, or

•	all variable entities issuers of preferred stock would be deconsolidated

It would mean a reclassification amounting in the consolidated balance sheet from “Minority Interest” caption to “Long Term Debt” caption. The dividends paid by the preferred stock, should be reclassified in the consolidated balance sheet from “Minority Interest” caption to “Long Term Debt” caption.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

The table below sets forth our consolidated cash flows for the periods indicated. Positive figures refer to cash inflows and negative figures or those in brackets refer to cash outflows.

	Year ended December 31,
	2001	2002	2003
	(in millions of euro)
Net cash provided by operating activities	8,828.8	8,814.6	9,191.1
Net cash used in investing activities	(9,895.4)	(5,780.2)	(5,171.7)
Net cash provided by (used in) financing activities	(1,321.1)	(2,101.1)	(4,178.9)

A more detailed consolidated cash flow table is included in the note 25 to the consolidated financial statements for the year ended December 31, 2003.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to €9,191.1 million in 2003, €8,814.6 million in 2002 and €8,828.8 million in 2001. Net cash provided by operating activities increased 4.3% in 2003 compared to 2002 after a period of little growth over the 2000 to 2002 period. The increase in 2003 was primarily due to the strong performance of cash received from customers, which grew 14.5% over the previous year. Cash received from customers decreased by 6.6% in 2002 when compared to 2001. Net cash inflow from operating activities (which is a subtotal of cash received from customers minus cash paid to suppliers and employees and minus income taxes paid) increased 2.9% in 2003 to €10,687.91 million from €10,384.3 million in 2002. This increase was due principally to the increases in cash provided by the Telefónica Móviles Group, which more than offset the falling cash provided by Telefónica Latinoamérica. Net cash inflow from operating activities decreased 2.8% to €10,384.3 million in 2002 from €10,685.8 million in 2001, due principally to exchange rate variations.

Net cash outflow for interest paid less dividends and interest charged (which is a subtotal of dividends from associated companies plus net interest paid) continued to decrease to €1,496.85 million in 2003 from €1,569.69 million in 2002, a 4.6% decrease. This decrease was principally due to the decrease in net interest paid to €1,559.5 million in 2003 from €1,610.9 million in 2002, the principal component of net cash outflow. The principal reasons for the decrease in net interest paid were continued low interest rates combined with a net financial debt reduction of approximately 14.6% at a consolidated level in 2003. Net cash outflow for interest paid less dividends and interest charged decreased 15.5% in 2002 to €1,569.7 million from €1,857.1 million in 2001, principally due to the decrease in net interest paid to €1,610.9 million in 2002 from €1,865.6 million in 2001.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased to €5,171.7 million in 2003 from €5,780.2 million in 2002 compared to €9,895.4 million in 2001. The principal components of net cash used in investing activities are:

•	net cash outflow for capital expenditures (which is a subtotal of net payments for tangible and intangible assets and deferred charges and proceeds from sale of property, plant and equipment);

•	and net cash outflow for investments in affiliates (which is a subtotal of proceeds from investments in affiliates, proceeds from capital grants, and purchase of new investments, net of cash acquired).

Net cash outflow for capital expenditures decreased 19% to €3,483.8 million in 2003 from €4,311.8 million in 2002. Principal payments for 2003 amounted to €1,609.1 million in Telefónica de España, €810.3 million in

Telefónica Móviles, €582.0 million in Telefónica Latinoamérica. Other payments amounted to €482.4 million and relates to payments made by our other business lines. The decrease was due principally to a more controlled and conservative investment policy implemented in 2002 and 2003. During 2003 Telefónica de España continued to refocus its investments towards infrastructure, services and broadband content without overlooking the needs of its traditional business. Investments made by Telefónica Móviles increased during 2003 due to the deployment of its GSM networks in Mexico and Chile. The decrease in investments by Telefónica Latinoamérica during 2003 was due to a reduction in investments in traditional services offset by an increase in investments in broadband and IT systems. Principal payments for 2002 amounted to €1,872.2 million in Telefónica de España and €941.7 million in Telefónica Latinoamérica (related to ADSL deployment and new broadband-based services and investments in traditional business PSTN, ISDN, circuits, etc). Other payments included €954.9 million in Telefónica Móviles (related to the build-out and development of networks in countries in which we operate, and increases in the geographic coverage and network capacity in Brazil).

Net cash outflow for investments in affiliates increased 35.7% to €2,112.2 million in 2003 from €1,556.5 million in 2002. Our main investments in affiliates in 2003 related to the €1,030 million for the take-over bid of Terra-Lycos and the €461 million for the acquisition of Vía Digital’s shares and subsequent integration with Sogecable. The principal transaction generating cash inflow was the €312 million sale of Antena 3 to Planeta Group. Net cash outflow for investments in affiliates increased 0.6% to €1,556.5 million in 2002 from €1,547.4 million in 2001. Our main investments in affiliates during 2002 were our acquisitions of Telesp Celular Participaçoes for €200.3 million, Pegaso Telecommunicaciones, S.A. for €304.3 million and Telefónica Data Brasil for €231.3 million. The principal transaction in 2002 that generated cash inflow from affiliates was the €239.0 million sale of Uniprex Onda Cero.

Net Cash Provided by (Used by) Financing Activities

Net cash used by financing activities doubled approximately to €4,178.9 million from €2,101.1 million, in line with the trend over the past three years. This increase is due principally to the increased debt repayment in 2003 related to our reduction of capital expenditure. We reduced our net consolidated financial debt by more than €2,500 million, while most part of the remnant was assigned to dividend payments. Net cash used by financing activities in 2002 was principally related to the repayment of loans, credit facilities and notes payable in the amount of €7,773.4 million.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses, or other operators or companies engaged in complementary or related businesses, such as Telefónica Móviles’ expected acquisition from BellSouth and CTC of BellSouth’s wireless operations in Latin America and Telefónica Móvil Chile;

•	debt service requirements relating to our existing and future debt;

•	costs and expenses relating to the operation of our business; and

•	dividend and early retirement payments.

Telefónica Móviles expects to finance its acquisitions from BellSouth and CTC by cash generated from its operating activities as well as debt primarily from us. We expect to finance this debt from cash from our operating activities and committed credit lines.

We expect to spend 52% of our capital expenditures budget for 2004 on our fixed line telephony and Telefónica Empresas’ businesses (including broadband services, which are expected to account for approximately 41% of our fixed line telephony and Telefónica Empresas business expenditures in 2004 compared to approximately 35% in 2003), approximately 43% on our wireless services business and approximately 5% on our other lines of business. Our principal capital expenditures are described in “Item 4—Information on the Company”. Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts. See “Cautionary Statement Regarding Forward-Looking Statements”.

Anticipated Sources of Liquidity

Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, debt interest and principal payments. We also rely on external borrowings, including a variety of short- and medium-term financial instruments, principally bonds and debentures, and borrowings from financial institutions. Cash and equivalents are mainly held in euro and euro-denominated instruments. Of our €22,928.37 million of consolidated gross financial debt at December 31, 2003, as described below, approximately 3.2% represented zero-coupon obligations. We believe that, in addition to internal generation of funds, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will provide us with substantial flexibility for our future capital requirements as existing debt is retired. As of the date of this Annual Report, our management believes that our working capital is sufficient to meet our present requirements.

The following table describes our consolidated gross financial debt, as stated in euro using the December 31, 2003 exchange rate. We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments. In 2003, the average interest rate on our consolidated gross financial debt was 7.6%. The debt profile below shows the notional amount at the date at which we entered into the related derivatives.

Amortization schedule

audited amounts (in millions of euro)	2004	2005	2006	2007	2008	Subsequent	Total
Non convertible euro and foreign currency debentures, bonds and other marketable debt securities	1,652.51	2,169.11	2,720.19	669.45	608.58	6,241.38	14,061.22
Promissory notes and commercial paper	1,275.39	—	—	—	—	—	1,275.39
Corporate promissory notes	6.92	6.74	6.57	6.37	6.14	73.83	106.57
Loans and credits	988.76	980.21	783.36	232.97	96.74	722.69	3,804.73
Foreign currency loans	1,663.52	747.50	267.37	268.59	581.43	152.05	3,680.46
TOTAL	5,587.10	3,903.56	3,777.49	1,177.38	1,292.89	7,189.95	22,928.37

At December 31, 2003, we had unused committed credit lines in an amount of €6,700 million, a portion of which represents funds received due to factoring of our receivables. All of our credit facilities bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate (EURIBOR) and the London Interbank Offered Rate (LIBOR). At the same date, we had an unused committed loan with the European Bank of Investment amounting to €375 million. Additionally, on July 6, 2004, we entered into a €3 billion syndicated revolving credit facility, maturing in 2009 and with an interest rate equal to Euribor/Libor plus a margin. See “Item 7 - Major Shareholders and Related Party Transactions—Related Party Transactions”.

Our borrowing requirements are not significantly affected by seasonal trends.

The table below sets forth the ratings of our short and long term debt as of the date of this Annual Report. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

Rating Agency	Issuer (1)	Long-Term Debt	Short-Term Debt	Outlook	Last Update
Standard & Poor’s	Telefónica, S.A.	A	A-1	Stable (Negative Credit Watch)	March 8, 2004
Moody’s	Telefónica, S.A.	A3	P-2	Stable	December 2, 2002
Fitch	Telefónica, S.A.	A	F1	Stable	August 9, 2002

After the announcement on March 5, 2004 that Telefónica Móviles entered into a stock purchase agreement with BellSouth to acquire its Latin American wireless operations, both Moody’s and Fitch confirmed the above-mentioned ratings, while Standard & Poor’s put our rating on a negative credit watch.

Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in the public debt markets. However, a further downgrade of any of the ratings of our debt by any of Moody’s, Standard & Poor’s and/or Fitch may increase the cost of our future borrowing or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to the general macroeconomic and political conditions in Latin America given our high degree of exposure in such region, the performance of our businesses in our domestic market and our ability to turn around our non-profitable businesses.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals). Some of the subsidiaries receiving funds are located in Latin American countries.

C.	RESEARCH AND DEVELOPMENT

Our research and development (R&D) policy is aimed at:

•	developing new products and services in order to gain market share;

•	fostering customer loyalty;

•	increasing revenues;

•	improving management;

•	improving business practices;

•	increasing the quality of our infrastructure and services to improve customer service; and

•	reducing costs.

Our research and development activities are principally conducted by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I&D). Telefónica I&D’s mission focuses on improving the Telefónica Group’s competitiveness through technological innovation and product development. Telefónica I&D conducts experimental and applied research and product development to increase the range of our services and reduce operating costs. It also provides technical assistance to our Latin American operations. Telefónica I&D’s activities include the following:

•	the development of new products and fixed telephone services, particularly the development of such value added services as broadband, wireless communications and Internet services for the public, corporate, wireless and multimedia sectors, and the automation of customer services while integrating new opportunities of the GPRS and UMTS systems;

•	the development of interactive services, focusing on the development of information services and new infrastructure to provide such services, primarily in the Internet Protocol environment;

•	the development of management systems designed to strengthen infrastructure and its quality and to develop innovative solutions for the management of our networks and services;

•	the development of business support systems intended to provide innovative solutions for business processes; and

•	innovation in business services intended to reinforce technological skills in the areas of networks, software and information technologies.

In 2003 Telefónica I&D opened a new R&D center in Barcelona and São Paulo (Telefónica Pesquisa e Desenvolvimento) and it has started a direct collaboration with the University of Zaragoza in the Walqa Technological Park. The São Paulo subsidiary was created to address the Latin American market.

In 2003, approximately 60% of Telefónica I&D’s research and development was for the benefit of Telefónica de España, 23% for the benefit of Telefónica Móviles, 5% for Telefónica Internacional, 5% for Telefónica Empresas and 4% for our other subsidiaries, such as Atento, Terra Lycos and Admira.

At December 31, 2003, Telefónica I&D had 1,225 employees, who also collaborate with Telefónica R&D qualified professionals from more than 30 companies and 14 universities. In 2003, 1,806 projects were undertaken and incorporated into our strategy for value creation via broadband communications and services, and IP networks. New projects were undertaken to develop profitable innovations providing an increase in efficiency to the different telecommunications processes, while maintaining our technological leadership.

Specifically, among the main results obtained last year, we can emphasize some that have contributed to develop our strategy aimed at creating value through broadband communication and services, including:

•	Imagenio: A service that offers many interactive TV options.

•	ADSL Solutions: A basket of products, which will help small companies increase their competitiveness.

•	Wi-Fi Access.

•	New data applications, voice and multimedia services for mobile telephony.

•	Contribution to the development of the new Internet based on Ipv6.

•	Prepay services for Telefónica Móviles México.

•	GPRS services for data.

•	Radio System over UMTS fiber.

Our total research and development expenses were €491 million, €513 million and €440 million in 2001, 2002 and 2003, respectively. These expenses represented 1.6%, 1.8% and 1.6% of our consolidated revenues in each of those years, respectively. These figures have been calculated using the guidelines set out in the OECD Manual. These guidelines include expenses for research and development that, because of timing of projects or accounting classifications, we do not include in their entirety in our consolidated balance sheet.

As a result, the methodology used in calculating our total research expenses for 2003 is not the same as the methodology used for the research and development expenses reported in 2001 and 2002 (€170.8 million and €94.4 million, respectively) in our Annual Report on Form 20-F for those years.

D.	TRENDS AND OUTLOOK

Our strategy going forward will enable us to continue enhancing cash returns through growth and transformation. We have a clear strategy to grow cash flows and improve our return on capital. The customer is our strategy’s starting point, and the focus of our future development.

Management for revenue growth will focus on three key points: (i) manage and develop the broadband market opportunities, (ii) keep maximizing growth in the wireless sector, and (iii) accomplish continuous growth in the Latin American fixed-line market.

•	In broadband we will continue to develop the opportunities offered by the market, innovating to make broadband truly “mass-market”. In this way, we hope in 2006 that will be able to reach over 6 million Telefónica Group DSL connections, and have small and medium enterprise broadband penetration rate of 65% and a corporate market penetration rate of 100% in Spain;

•	In the wireless sector, we stand to capture further growth, both in Spain and in Latin America, given the important potential for market growth.

In Spain:

•	In the short-term, our aim will be to further grow our voice business (increased penetration, tariff and service innovation, prepaid-to-contract migrations and loyalty schemes)

•	In the medium term, the aim will be to further grow data services (offer customized data services oriented to all customers by segment, enhance customer experience with new content and applications, and guarantee access to affordable and enhanced handsets)

•	UMTS deployment will simultaneously support voice growth and guarantee the future contribution of data services.

In Latin America:

•

Our main goal is to reach a total of 52 million subscribers in the 2003-2006 period in Telefónica Móviles’ current Latin American markets. Our growth strategy is based on strengthened local branding, leveraged scale in handset policies, improved channel reach and productivity and transfered best practices from Telefónica Móviles España across our Latin American operations (channels, branding, loyalty programs). After Telefónica Móviles’ acquisition of BellSouth’s Latin American wireless operations, Telefónica Móviles estimates that it will become the fourth largest global provider of wireless communication services based upon total customers, according to information provided by its competitors and regulatory authorities.

•	Latin American fixed-line business will keep growing organically. The aim will be to retain and grow our customer base while stimulating usage and annual revenue per user while achieving continuous organic revenue growth.

•	Retain and grow customer base maximizing penetration by income level, accelerating internet mass penetration, retaining customers through bundling and further segmentation and anticipating and minimizing churn from high-value, high risk customers.

•	Stimulating usage and annual revenue per user, with traffic bundling and flat rates, increasing weight of fixed fees, introducing new value added services and developing new businesses (telemergency, handsets, etc.) leveraging customer base.

At the same time, the Telefónica Group is transforming itself in order to grow its cash flow and improve return on capital. This transformation is centered around its customers and focused on two key aspects aiming to reach an integrated telecom group serving all customers’ needs in each segment:

•	Becoming a commercially oriented company, developing commercial excellence across our business lines in order to stimulate growth. To do this, the aim is to shift the Telefónica Group’s operations towards commercial activities.

•	More efficient business model: We are quickly evolving the Telefónica Group’s economic model towards a more agile model. We are optimizing capital expenditures while redirecting more than 50% of our capital expenditures towards broadband and new services and becoming a much less capital intensive business.

As a result we hope:

•	to deliver 7-10% (constant exchange rates as of 2002) consolidated top-line organic revenue growth between 2002-2006;

•	to reach a 9-12% operating profit before depreciation and amortization growth between 2002-2006 (constant exchange rates as of 2002);

•	to reach in 2006, more than 45 million fixed-line in services (12-16% broadband), and more than 65 million wireless customers, and;

•	to reach a 20-23% operating profit growth between 2002-2006 (constant exchange rates as of 2002).

This section contains forward-looking statements that are based upon certain assumptions. Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated. For a discussion of the important factors that could cause such differences please see “Item 3—Key risk factors”, “Item 4—Information on the Company”, “Item 5—Operating and Financial Review and prospects” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk”.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2003. Our principal commitments as of the date of this Annual Report are described below. These commitments are primarily contingent obligations in the form of guarantees for our subsidiaries and put and call rights with respect to some of our joint ventures. These arrangements allow us to provide the necessary credit support for some our subsidiaries to develop their operations and allow us to enter into joint ventures on market terms. As of the date of this annual report, we are not aware of any events that would result in the material reduction to us of any of these off-balance sheet arrangements. For a discussion of our off-balance sheet commitments please refer to note 22(b) of our consolidated financial statements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable are as of December 31, 2003.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(millions of euro)(1)
Contractual Obligations
Long-Term Debt Obligations (2)	22,928.37	5,587.10	7,681.05	2,470.27	7,189.95
Operating Lease Obligations (3)	1,119.17	204.51	364.86	163.82	385.98
Purchase Obligations (4)	704.33	469.01	174.47	40.21	20.64
Other long term obligations (5)	6,072.96	890.40	2,627.24	890.51	1,664.81

	30,824.83	7,151.02	10,847.62	3,564.81	9,261.38

(1)	Contractual commitments denominated in dollars have been translated into euro at U.S.$1.263 = €1.00, the noon buying rate for euro on December 31, 2003. Actual amounts paid in dollars may differ at the payment date.

(2)	Pursuant to Spanish GAAP, Capital (Finance) Lease Obligations are not calculated separately and are instead included as part of our Debt Obligations.

(3)	Our operating lease obligations have in most cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.

(4)	Material Purchase Obligations include network equipment and audiovisual content obligations, and payment obligations under existing licenses.

(5)	Other Long Term Obligations include long term debt obligations, which require us to make cash payments, excluding financial debt obligations included in the table above.

For details of the composition of, and changes in, our debt, see notes 14, 15 and 16 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

We are managed by our Board of Directors, which consists of a minimum of five and a maximum of 20 members. All members of the Board of Directors are elected to five-year terms by our shareholders during a general meeting of shareholders. The Board of Directors, which meets monthly, elects from among its own members the chairman and the vice chairmen. Our Board of Directors is the supervisory and controlling body and determines our strategy and coordination with the other members of the Telefónica Group. Our Board of Directors delegated the day-to-day management to our senior management team. Our Board of Directors delegated certain of its responsibilities to the Standing Committee as permitted by Spanish law and subject to the limitations established in our bylaws. The Standing Committee provides our Board of Directors with the necessary support to carry out its functions. The Standing Committee meets bi weekly and is composed of seven members and the secretary of the Standing Committee. Our Board of Directors has also instituted an audit and control committee, a nominating, compensation and corporate governance committee, a human resources and corporate reputation committee, a regulation committee, a service quality and customer service committee, and an international affairs committee, each of which is composed of between a minimum of three directors and a maximum of five directors, most of whom are directors who do not hold executive functions.

Board of Directors

During 2003, the Board of Directors met 13 times. At June 30, 2004, the Board of Directors had met six times during 2004. At June 30, 2004, the directors of Telefónica, S.A., their respective positions on the Board of Directors and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
César Alierta Izuel(1)	59	1997	2007
Isidro Fainé Casas(1)(2)	61	1994	2006
José Antonio Fernández Rivero(3)(4)(8)	54	2002	2007
Jesús María Cadenato Matía(1)	49	2003	2008
Maximino Carpio García(1)(4)(5)	59	1997	2007
Carlos Colomer Casellas(1)(7)	60	2001	2006
Alfonso Ferrari Herrero(6)(5)(9)	62	2001	2006
José Fernando de Almansa Moreno-Barreda(6)	55	2003	2008
Gonzalo Hinojosa Fernández de Angulo(4)(7)	58	2002	2007

Name	Age	First Appointed	Current Term Ends
Miguel Horta e Costa	55	1998	2008
Pablo Isla Álvarez de Tejera(5)(9)	40	2002	2007
Luis Lada Díaz(6)(7)	54	2000	2006
José Fonollosa García(3)	54	2003	2008
Antonio Massanell Lavilla(2)(4)(7)(9)	49	1995	2006
Enrique Used Aznar(6)(8)(9)	63	2002	2007
Mario Eduardo Vázquez(10)	68	2000	2006
Antonio Viana-Baptista(1)	46	2000	2005
Gregorio Villalabeitia Galarraga(1)(3)(5)(6)(8)	53	2002	2007
Antonio Jesús Alonso Ureba(1)(8)	46	2001	2006
Ramiro Sánchez de Lerín García-Ovies(11)	49	2003	—

(1)	Member of the Standing Committee of the Board of Directors.

(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona.

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A.

(4)	Member of the Audit and Control Committee of the Board of Directors.

(5)	Member of the Nominating, Compensation and Corporate Governance Committee of the Board of Directors.

(6)	Member of the International Affairs Committee.

(7)	Member of the Service Quality and Customer Service Committee.

(8)	Member of the Regulation Committee.

(9)	Member of the Human Resources and Corporate Reputation Committee.

(10)	Mr. Vázquez became a director when he was appointed chairman of Telefónica de Argentina on June 6, 2003.

(11)	Mr. Sánchez de Lerín was appointed vice-secretary of the Board of Directors on October 29, 2003 and is not a director.

A significant majority (14) of our current directors are non-executive directors. In accordance with the regulations of our Board of Directors, minorities of these directors (6) are appointed by our significant shareholders.

The Standing Committee is a body empowered to make decisions on general matters on behalf of the Board of Directors and has the delegated authority to carry out our Board of Directors’ powers as permitted by our bylaws and Spanish corporate law. This Committee is made up of fewer Directors and meets more frequently than the Board. The members of the Standing Committee are César Alierta Izuel, Isidro Fainé Casas, Maximino Carpio García, Carlos Colomer Casellas, Jesús María Cadenato Matía, Antonio Viana-Baptista and Gregorio Villalabeitia Galarraga. Mr. Alonso Ureba is the secretary of the standing committee.

The Audit and Control Committee functions are regulated by our bylaws and the Board of Directors regulations. The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory oversight functions, specifically having the following responsibilities:

•	To report, through its Chairman, to our General Meeting of Shareholders on matters raised at the General Meeting by the shareholders relating to the functions and matters of competence of the Committee;

•	To propose to our Board of Directors, to submit to our General Meeting of Shareholders, the appointment of our Auditors referred to in Article 204 of the Stock Company Act, as well as, when appropriate, the terms of their engagement, scope of professional assignment and revocation or renewal of their appointment;

•	To supervise the internal audit services;

•	To examine the financial information process and the internal control systems; and

•	To maintain the necessary relations with the Auditors to receive information on all matters that may put its independence at risk, and any others related to the process of auditing our accounts, as well as to receive information and maintain the communication with the Auditor as required by law relating to the audit process and with respect to the technical regulations on auditing.

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2003 the Audit and Control Committee met 13 times and, as of the date of this Annual Report, had met six times in 2004. The members of the Audit and Control Committee are Antonio Massanell Lavilla (chairman), Maximino Carpio García, José Antonio Fernández Rivero and Gonzalo Hinojosa Fernández de Angulo.

The Nominating, Compensation and Corporate Governance Committee is responsible for reporting to the Board of Directors of the proposals for the appointment of directors, members of the Standing Committee, and the other committees of our Board of Directors, and top members of our management and our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for the compensation packages for our Chairman and our Chief Executive Officer, determining Directors’ compensation and reviewing the adequacy of the compensation packages and informing the Board of Directors of Directors and top members of management’s compensation. The Nominating, Compensation and Corporate Governance Committee is responsible for preparing our Corporate Governance Annual Report. The members of the Nominating, Compensation and Corporate Governance Committee are Alfonso Ferrari Herrero (chairman), Maximino Carpio García, Pablo Isla Álvarez de Tejera and Gregorio Villalabeitia Galarraga. During 2003 the Nominating, Compensation and Corporate Governance Committee met ten times, and as of the date of this annual report, had met four times.

The Human Resources and Corporate Reputation Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, and corporate reputation and promoting our values within the Group. The Human Resources and Corporate Regulation Committee met four times during 2003 and as of the date of this annual report had met three times. The members of the Human Resources and Corporate Reputation Committee are Pablo Isla Álvarez de Tejera (chairman), Alfonso Ferrari Herrero, Antonio Massanell Lavilla and Enrique Used Aznar.

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect the Telefónica Group. Another responsibility of the Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Enrique Used Aznar (chairman), Gregorio Villalabeitia Galarraga, Antonio Jesús Alonso Ureba and José Antonio Fernández Rivero. During 2003, the Regulation Committee met eight times, and as of the date of this annual report, had met six times.

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services provided by the Telefónica Group. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors. The members of the Service Quality and Customer Service Committee are Gonzalo Hinojosa Fernández de Angulo (president), Carlos Colomer Casellas and Antonio Massanell Lavilla and Luis Lada Díaz. During 2003 the Service Quality and Customer Service Committee met six times, and as of the date of this annual report, had met two times.

On May 28, 2003, our Board of Directors decided to create an International Affairs Committee. The International Affairs Committee is responsible for analyzing the international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors. The committee pays close attention to events taking place in countries where the Telefónica Group has operations and which may affect our competitive position, corporate image and financial results. The committee also oversees our non-profit foundations in such countries. The members of the International Affairs Committee are José Fernando de Almansa Moreno-Barreda (chairman), Alfonso Ferrari Herrero, Enrique Used Aznar, Gregorio Villalabeitia Galarraga and Luis Lada Díaz. The International Affairs Committee is responsible for informing the Board of Directors of the international events affecting the Telefónica Group’s performance. During 2003, the International Affairs Committee met on two occasions and as of the date of this annual report had met on two occasions.

Biographies of Directors

César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the Capital Markets division at Banco Urquijo in Madrid until 1985. From June 1996 until his appointment as our Chairman, he was the Chairman of Tabacalera, S.A. which after the merger with the French tobacco company, Seita, became Altadis. Previously, he was the Chairman and founder of Beta Capital, which he combined with his post as Chairman of the Spanish Financial Analysts’ Association as from 1991. He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange. In January 1997, Mr. Alierta was appointed to our Board of Directors, and has also been appointed as director of Telefónica Internacional (TISA), Plus Ultra, Terra and Iberia. During his years as Chairman of Tabacalera, Mr. Alierta was also the Chairman of the Board of Directors of Logista, a subsidiary of the Altadis group. Mr. Alierta is currently a member of the Altadis Board of Directors and Executive Committee. On 26 July 2000, César Alierta was appointed as our Chairman and Chief Executive Officer. Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York).

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

José Antonio Fernández Rivero serves as Vice-Chairman of our Board of Directors. Mr. Fernández Rivero is currently also a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Iberdrola, S.A., Banco de Crédito Local de España, S.A. and Chairman of Adquira, S.A. Mr. Fernández began his career in Arthur Andersen (Systems) in Madrid in 1976. In 1977, he joined the International Division of Banco de Vizcaya, S.A., were he served as the Manager of Administration and Control from 1982 to 1985. In 1986, he was appointed Chairman of the Executive Committee of Banque de Gestion Financière, S.A. (Belgium), a subsidiary of Banco de Vizcaya, S.A. Later in 1988 he worked for Banco Bilbao Vizcaya as Deputy General Manager (Control and Planning Department of Retail Banking), and in 1989 he worked as Regional Manager of such Division. In 1990, he joined Banco Exterior de España, S.A. as General Controller. In 1991, he was appointed as General Controller for Corporación Bancaria de España, S.A. (Argentaria). In 1994, he was named General Manager and in 1997, he was appointed General Manager of Organization, Systems, Operations, Human Resources, Purchases and Real Estate for Argentaria. Since 1999 until his early retirement in January 2003 as General Manager, Mr. Fernández Rivero was responsible for the Systems and Operations Division for the BBVA Group. He holds a degree in economics and a master’s degree from The College of Europe, Bruges (Belgium).

Jesús María Cadenato Matía serves as a director. Mr. Cadenato began his career as a professor at the Basque Country University from 1977 to 1984 and joined Banco Bilbao in 1977, where he held several key management positions in the head office and within the retail branch network. He currently represents BBVA on the boards of directors of Iberia Cards and Uno-e Bank. Mr. Cadenato has a bachelor’s degree in business administration from the Basque Country University, specializing in business finance, and a master’s degree from IESE Business School (Executive Management Business Administration).

Maximino Carpio García serves as a director. Since 1989, he has been Professor of Applied Economics of the Universidad Autónoma de Madrid. From 1983 to 1984, he was Chief of the Studies Services of the Confederación Española de Organizaciones Empresariales. From 1984 to 1992, he worked as head of the Department of Economic and Public Finance of the Universidad Autónoma. From 1992 to 1995, he was dean of the Economics and Business Faculty of the Universidad Autónoma. From 1995 to 1998, he served as head of the department of Public Economy of the Universidad Autónoma. He also serves as a member of the Economic and Social Council, a Spanish government advisory entity, the Board of Directors of Abengoa, S.A. and the Advisory Committee of Abengoa. Mr. Carpio is a member of the Board of Directors of Telefónica Móviles, S.A. Mr. Carpio also received his doctorate degree from the Universidad Autónoma de Madrid.

Carlos Colomer Casellas serves as a director. Mr. Colomer is Chairman of the Colomer Group and a director of Altadis, S.A. Mr. Colomer began his career in 1970 as Marketing Vice-Chairman of Henry Colomer, S.A. In 1980, he was appointed as Chairman and General Manager of Henry Colomer, S.A and Haugron Cientifical, S.A. In 1986, he was also appointed President of Revlon for Europe. In 1989, he became the President of Revlon International and in 1990, he was appointed Executive Vice-President and Chief Operating Officer of Revlon Inc. In 2000, he was appointed Chairman and Chief Executive Officer of the Colomer Group. Currently Mr. Colomer is also the Chief Operating Officer of INDO an import-export company, Director of Cataluña for Banco Santander Central Hispano, Director of Hospital General de Cataluña and member of the Advisory Committee of CVC Capital Partners. Mr. Colomer has an economics degree from the University of Barcelona and a degree in business administration from the IESE (Barcelona).

Alfonso Ferrari Herrero serves as a director. He also serves as a director of CTC Chile S.A. and Telefónica del Perú. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A. and prior to that he served on several Boards of Directors representing the Banco Urquijo where he was a partner from 1985. He has a doctorate in Industrial Engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid and he holds a master’s degree in business administration from Harvard University.

José Fernando de Almansa y Moreno-Barreda is Member of the Board and President of the International Affairs Committee of this Board at Telefónica S.A. He is also Member of the Board at Telefónica Móviles S.A., Telefónica de Argentina S.A., Telefónica del Perú S.A, Telecomunicaçoes de Sao Paulo S.A., and BBVA Bancomer

Mexico. He holds a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry, Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King.

Gonzalo Hinojosa Fernández de Angulo serves as a director. Mr. Hinojosa currently serves as Chairman and Chief Executive Officer of Cortefiel, S.A. He began his professional career with Cortefiel in 1976, and has served in various management positions since then. From 1991 through 2002, he served as a director of Banco Central Hispano Americano and a director of Portland Valderribas. He currently serves as a director of Altadis. Mr. Hinojosa has a degree in industrial engineering.

Miguel Horta e Costa serves as a director. Mr. Costa is Chairman of Portugal Telecom, SGPS, S.A. He is also President of PT Comunicaçoes, S.A., PT Multimédia-Serviços de Telecomunicaçoes e Multimédia, SGPS, S.A., PT Móveis-Serviços de Telecomunicaçoes, SGPS, S.A., TMN-Telecomunicaçoes Móveis Nacionais, S.A., PT Ventures, SGPS, S.A., PT Sistemas de Informaçao, S.A., PT Compras-Serviços de Consultoria e Negociaçao, S.A., PT Corporate-Soluçoes Empresariais de Telecomunicaçoes e Sistemas, S.A., Portugal Telecom Brasil, S.A. and of the Fundaçao Portugal Telecom. In 1987, he was appointed State Secretary of Foreign Commerce. He currently serves as a director of Portugalia Airlines. Mr. Costa holds a graduate degree in economics from the Universidad Técnica de Lisboa.

Pablo Isla Álvarez de Tejera serves as a director. Mr. Isla is Chairman of the Board of Directors of Altadis, S.A. and Logista, S.A. Mr. Isla began his career in 1988 as Attorney General with the Spanish Ministry of Transports, Tourism and Communications and in 1991 served as the official delegate in Spain for the United Nations Commission in the Spanish General Direction of Legal Services. From 1992 through 1996, Mr. Isla served as General Manager of the Legal Services Department of Banco Popular. In 1996, he was appointed General Manager of the National Heritage department of the Treasury Ministry. He served as General Secretary of Banco Popular Español from 1998 through 2000. In July 2000, Mr. Isla was appointed Chairman of the Board of Grupo Altadis and Co-Chairman of the company. Mr. Isla also serves as director of Iberia Lineas Aereas de España, S.A and Mutua Madrileña. Mr. Isla has a law degree from the University Complutense of Madrid.

Luis Lada Díaz serves as a director. He is currently a board member and our General Manager for Development, Planning and Regulatory Affairs. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer, as General Manager for Planning and Control. Mr. Lada returned to the Telefónica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as Chief Executive Officer of Telefónica Móviles de España S.A., and was promoted to Chairman and President of Telefónica Móviles, S.A. in August 2000. He served as President until July 2002, after which he accepted his present position. He also serves on the boards of directors of Telefónica Móviles, S.A., Telefónica Internacional S.A. and Sogecable S.A. He holds a degree in telecommunications engineering and joined the Telefónica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions and currently is a member of A.P.D. Supervisory Board and a member of the Advisory Board of the UOC University.

José Fonollosa García serves as a director. Mr. Fonollosa currently represents BBVA on the Board of Directors of BBVA BHIF (Chile), Provida (Chile), BBVA Banco Provincial (Venezuela) and Bradesco (Brasil). In his long career at BBVA he has served as C.I.O, C.F.O, head of the Latin American retail banking division among other responsibilities. He holds a graduate degree in economics.

Antonio Massanell Lavilla serves as a director. Mr. Massanell is Senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona and a member of the Boards of Directors of Port Aventura, S.A. and Baqueira Beret, S.A. He is also President of Servihabitat, e-laCaixa, S.A. and Internet Global Congress (IGC). As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica Group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecoms network. Mr. Massanell received his degree in economics from the University of Barcelona.

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

Mario Eduardo Vázquez serves as a director. Mr. Vázquez is the President of Telefónica de Argentina, Telefónica Móviles Argentina, S.A., Telefónica Comunicaciones Personales, S.A., Atento Argentina, S.A. Adquira Argentina, S.A. and serves as Chairman of the Board of Directors of Rio Compania de Seguros, S.A. He also serves as a director of Banco Río de la Plata, S.A., Ríobank International, Corporación Metropolitana de Finanzas, S.A., Heller Financial Argentina, S.A., Heller-Sud Servicios Financieros, S.A., Motorcare Argentina, S.A., Acsa Loss Control, S.A. and Central Puerto, S.A, Indra SI S.A.

Antonio Viana-Baptista serves as a director. Mr. Viana-Baptista has served as Chairman and Chief Executive Officer of Telefónica Móviles S.A., since August 2002. He also serves on the Board of Directors of Telefónica Internacional, S.A., Terra Networks, S.A., Telefónica de Argentina, S.A, Brasilcel, N.V, Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., and Portugal Telecom SGPS, S.A. He was a principal partner of McKinsey & Co. at the McKinsey offices in Madrid and Lisbon from 1985 to 1991 and served as Executive Advisor of the Banco Português de Investimento (BPI) from 1991 to 1996. From 1996 through July 2002, Mr. Viana-Baptista was President of Telefónica Internacional and Executive President of Telefónica Latinoamérica. Mr. Viana-Baptista holds a bachelor’s degree from the Catholic University of Lisbon, a graduate degree in European Economics from the Portuguese Catholic University and a master’s degree in business administration from INSEAD.

Gregorio Villalabeitia Galarraga serves as a director. Mr. Villalabeitia is currently a member of the Board of Directors of Gas Natural, S.A., Iberia Líneas Aéreas de España, S.A. and Repsol YPF, S.A. He has been General Manager of Caja de Ahorros Vizcaína and Chief Executive of Banco Cooperativo Español. He was appointed Chief Operating Officer of Banco de Crédito Local and was Chief Executive Officer of Caja Postal in January 1995. Following the merger of the various entities of Argentaria, he was named Wholesale Banking General Manager in 1998. In October 1999, following the merger of Argentaria and Banco Bilbao Vizcaya (BBV), he was named General Manager of Global Investment Banking of Banco Bilbao Vizcaya Argentaria (BBVA), and after the restructuring in December 2001 he was appointed General Manager of the Real Estate and Industrial Group of the Bank. Mr. Villalabeitia has a degree in law and economics from the University of Deusto.

Antonio J. Alonso Ureba serves as our General Secretary and Secretary to our Board of Directors and serves as a director. Mr. Alonso Ureba has worked on the technical staff of the Madrid Town Council central administration, in the Public Defender’s Office and as director of Legal Services and Secretary to the Board of the Spanish Stock Exchange Commission (Comisión Nacional del Mercado de Valores). During his professional career, Mr. Alonso has authored a number of publications and has been a speaker at a number of conferences. Mr. Alonso Ureba holds a law degree from the Complutense University of Madrid and a master’s degree in financial management and investment analysis.

Ramiro Sánchez de Lerín García-Ovies serves as our General Vice Secretary and Vice Secretary to our Board of Directors in October 29, 2003. He began his career in Arthur Andersen, first working for its audit department and later for its tax department. In 1982, he became an “Abogado del Estado” and started working for the Treasury Internal Revenue in Madrid (delegación de Hacienda de Madrid). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry. He has been General Secretary and Secretary of the Board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. He has also been teaching in ICADE, Instituto de Empresa and Escuela de Hacienda Pública, Executive Officers/Management Team.

Executive Officers/Management Team

At June 30, 2004, the members of our executive management team at an executive level was composed of our chief executive officer and seven general managers and the years of their appointments to their respective positions were as follows:

Name	Position	Appointed	Age
César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	58
Luis Lada Díaz	General Manager of Development, Planning and Regulation, Member of the Board	2000	55
Antonio J. Alonso Ureba	General Secretary and Secretary of our Board	2001	46
Santiago Fernández Valbuena	Chief Financial Officer of Telefónica, S.A.	2002	46
Luis Abril Pérez	General Manager of Corporate Communication	2002	55
Calixto Ríos Pérez	General Manager of International Auditing and Management Resources	2000	60
Guillermo Fernández Vidal	General Manager of subsidiaries	1998	58
Francisco de Bergia González	General Manager, Assistant to the Chairman	2000	55

The chief executive officers of our principal business units are:

Name	Position	Appointed	Age
Julio Linares López	Telefónica de España	2000	58
José María Alvárez-Pallete López	Telefónica Latinoamérica	2002	40
Antonio Viana-Baptista	Telefónica Móviles	2002	46

Biographies of the Executive Officers and Senior Management

Santiago Fernandez Valbuena serves as General Manager of Finance and Shared Resources since December 2003. He has served as our Chief Financial Officer since July 2002. He joined Telefónica in 1997 as Chief Executive Officer of Fonditel, Telefónica’s Pension Assets Manager. Previously, he was Managing Director of Societé Génerale Equities and Head of Equities & Research at Beta Capital in Madrid. He holds an M.S. and a PhD degree in Economics and Finance from Northeastern University. Mr. Fernandez Valbuena served as President of the Research Commission at the Spanish Institute of Financial Analysts. He has held senior teaching positions at Manchester Business School and Instituto de Empresa’s MBA programs.

Luis Abril Pérez serves as our General Manager for Corporate Communication. Mr. Abril started his professional career as a Microeconomics Professor in the Universidad Comercial de Deusto, where he then went on to head the Finance Department. In 1978, he moved to the Banco de Vizcaya as Treasury Director and then worked as head of the President’s Technical Department, under Pedro Toledo. During his work with the BBV Group (1988-1991) he acted as General Director for the Asset Management division. During the 1994-99 period Mr. Abril acted as General Director for Banesto and as General Director for Communications for BSCH (1999-2001). Mr. Abril holds a degree in Economics and a degree in Law from the Universidad Comercial de Deusto (1971), and a graduate degree in Business Administration from the North European Management Institute, Oslo, Norway (1973).

Calixto Ríos Pérez serves as our General Manager of Auditing and Management Resources. In 1973, Mr. Ríos joined Banco Exterior de Espaffa as the General Manager of Extebank in New York City. Subsequently he was appointed Chief Executive Officer and Chief Operating Officer of Extebandes, in Venezuela. Later, Mr. Rios returned to Madrid as the General Manager of Filiales Bancarias Internacionales of Banco Exterior de Espafla. In 1990, he was appointed Chief Operating Officer responsible for overseeing the construction, management and marketing of the Olympic Village for the Olympic games and a year later was named Chief Financial Officer of Tabacalera, S.A. After the merger of Tabacalera and Seita, he was appointed Advisor to the Chairmen and Head of Strategy and Planning. After joining Telefónica as Corporate General Manager for Institutional Relations, in July 2002 he was appointed General Manager for Internal Auditing and Communications. He holds a degree in Economics from the Complutense University of Madrid.

Guillermo Fernández-Vidal serves as our Subsidiaries General Manager since December 2003, and he has served as our Corporate General Manager and Assistant to our Chief Executive Officer. He began his career in 1970 as a systems technician at NCR’s Computer Testing Center. From 1972 to 1987, he worked for ENTEL, S.A., where he escalated to General Manager. In 1987, he joined Telefónica as Deputy General Manager for large clients. Subsequently he was appointed Assistant Head of Business Communications, Head of Business Communications and General Manager of Businesses and General Public and Chief Operating Officer of Telefónica Data, S.A. Mr. Fernández-Vidal holds an industrial engineer degree in Computer Science.

Francisco de Bergia González serves as our General Manager and Assistant to the Chairman of our Board of Directors. He began his career at Grupo Meliá as General Manager of Club Meliá and Deputy Financial Officer of Hoteles Meliá, after which he held a number of positions, including Vice-President of Marketing for DEFEX

(Official Export Agency for Defense Material), Partner General Manager of Apax Partners, Executive Vice-President and Chief Operating Officer for Cabitel (Grupo Telefónica), Head of Institutional Relations for Telefónica de España, and as a director of Antena 3 Television and Cabitel. In June 1999, he was appointed Executive Vice-Chairman of Fundación Telefónica, as well as a director of Amper. In October 2000, he was appointed Assistant General Manager to our Chairman by our Board of Directors. Mr. De Bergia holds a graduate Law degree from the Autonomous University of Madrid.

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

José María Álvarez-Pallete López serves as Chief Executive Officer of Telefónica Latinoamérica. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Controller for the company in Spain, and in 1998 to General Manager of Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

B.	COMPENSATION

The total amount of payments made to our directors during 2003 was €10.9 million (including €3.3 million for fixed allowance, including compensation as directors of our subsidiaries; €120,247.9 for expenses for attending our Board’s sub-committees meetings; €7.3 million for salaries and variable compensation to our directors with executive functions; €114,872.9 for in kind compensation to our executive directors, including life insurance premiums; and €50,000 for our contributions to directors’ pensions schemes).

The following table shows the individual breakdown of the fixed payments paid to directors (in their capacity as directors) in 2003:

Position	2003
(in euro)
Chairman	90,151.9
Deputy Chairmen	150,253.0
Directors(1):
Executive directors	90,151.9
Nominee directors	90,151.9
Independent directors	90,151.9

(1)	One of the members of our Board of Directors, who is not resident in Spain, receives an additional annual assignment of €60,101.21, due to the special interest we have in him being part of our Board of Directors due to his experience and dedication in relation to Latin America.

The following table shows the individual breakdown of the fixed payments made to our directors (in their capacity as members of our Standing Committee) during 2003:

Position	2003
(in euro)
Chairman	60,101.2
Deputy Chairman	60,101.2
Directors	60,101.2

The compensation of our directors consists of a monthly fixed allowance and of certain per diems for attending Board of Directors’ sub-committees meetings. Our meeting of shareholders held on April 11, 2003, set the annual maximum gross compensation for any director at €6 million for fixed allowance and for expenses for attending our Board’s sub-committee meetings. During 2003, per diems compensation to our directors amounted to €858.6 per sub-committee meeting. In addition, directors with executive functions receive additional payments for carrying out their executive functions. Directors do not receive any compensation for expenses for attending our Board of Directors’ or Standing Committee meetings.

César Alierta Izuel, Fernando Abril-Martorell Hernández (who resigned from his post as the Company’s Chief Executive Officer on September 24, 2003), Antonio J. Alonso Ureba and Luis Lada Díaz, in their capacity as directors of the Telefónica Group, were beneficiaries of our compensation plan linked to our share market price (the “TOP Plan”) which terminated in 2003. The options granted on our shares that were not exercised, expired. The cost for the Telefónica Group of the aforementioned plan amounted to €1.02 million in 2003.

The following table shows the amounts of compensation paid to our executive officers who are also members of our Board of Directors, during 2003.

Items	2003
(in euro)
Salaries	3,811,030.7
Variable Compensation	3,464,834.8
Compensation in kind	114,872.9
Contribution to pension plans	50,000
Total	7,440,737.8

Additionally, the following table shows the compensation paid to our executive officers (excluding those who are also members of our Board of Directors) in 2003:

Items	2003
(in euro)
Salaries	3,565,169.7
Variable Compensation	2,175,663.8
Fees and allowances	99,231.5
Compensation in kind	109,881.4
Total	5,949,946.5

Additionally, we disclose in our consolidated financial statements under “personnel expenses” the indemnities paid to two executive officers when they left the Company during 2003, which were calculated in accordance with their executive officers contracts.

Employment contracts for executive officers belonging to the Executive Committee have an indemnity clause, which provides for an indemnity in the event we decide to terminate the employment agreement. The indemnification to be paid in such event is equal to three years of salary plus an additional one-year salary depending on the length of service provided to us. The concept of annual salary includes the last fixed remuneration plus the arithmetic average of the sum of the last two variable annual salaries received in accordance with the employment contract.

We provide pension, retirement or similar benefits to our directors with executive functions and to our executive officers. During 2003 we set aside or accrued approximately €111,478.10 for our directors with executive functions and €185,926.5 for our executive officers. Non-executive directors do not receive any compensation in the form of pension plans or life insurance policies and do not participate in any stock option plan linked to our market share price.

We did not provide any advances or loans to our directors or members of our management team and do not provide our directors or senior management team with any benefits upon termination of their terms of employment.

Incentive Plans

At 2003 year-end we only had one compensation system tied to the market price of our shares: the TIES Program is available for all of our active employees who are not employed by companies which have their own incentive plans.

The other compensation system tied to the market price of our shares ended in September 2003. The TOP Plan was directed aimed exclusively at our executive personnel and executive personnel of several of the Telefónica Group companies including the executive directors of Telefónica, S.A. This plan was implemented by us on June 28, 1999, and was approved by our stockholders’ meeting held on April 7, 2000.

In view of the fact that when the TOP Plan expired at the moment in which the beneficiaries (participants) had their last opportunity to exercise their stock-options, the exercise prices were substantially higher than the market price of our shares, the option-holders did not exercise the options which, accordingly, expired.

Our subsidiaries, Telefónica Móviles, S.A. and Terra Networks, S.A. have also established their own compensation plans tied to the market price of their shares.

In November 2003 the stock option plan of our subsidiary Telefónica Publicidad e Información, S.A. (TPI) expired. This plan was directed at the company’s executives (including the Executive Chairman) and employees and was implemented in 1999, and approved by TPI’s stockholders’ meeting held on April 17, 2000. In view of the fact that when TPI’s plan expired at the moment in which the beneficiaries had their last opportunity to exercise their TPI stock-options the exercise price was higher than the market price of the TPI shares, the option-holders did not exercise the options which, accordingly, expired.

In October 2003 TPI extended to the year-end 2008 the irrevocable call option right on 7,212,147 TPI shares that the company had arranged with Caja de Ahorros y Pensiones de Barcelona.

In June 2004, TPI announced to La Caixa its intention to exercise, in the coming days, its call option right at the price of €0.04 per TPI share, which was the subscription price paid by La Caixa.

Additionally, there is an option compensation program on our shares targeted at Endemol employees (the EN-SOP Program).

Following is a detailed description of the main features of each of the disclosed compensation systems currently in force:

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

The TIES plan will have a duration of four years from the date of delivery of the options. Participants in the plan may exercise the options in three stages:

•	First Stage: on the first business day following the second anniversary of the date of delivery of the options. This first stage was completed on February 18, 2003.

•	Second Stage: on the third anniversary of the date of the delivery of the options.

•	Third Stage: on the first business day following the fourth anniversary of the date of the delivery of the options.

The number of options exercisable at each stage will be a function of:

•	the revaluation of the price per share determined on the open market on each date of exercise with respect to an initial reference value of €20.50, such that the greater the revaluation per share on the exercise date, the greater the number of options the beneficiary will be able to exercise on that date; and

•	the number of shares which make up the beneficiary’s initial allocation.

The following basic conditions, among others, apply to the exercise of the options:

•	the beneficiary must retain the initial allocation until the relevant date of exercise of the options;

•	the beneficiary must not participate in any other similar incentive plan; and

•	the beneficiary must have rendered his or her services continuously through the date of exercise of the options, as a permanent employee, except in certain circumstances.

As of December 31, 2003, 73,171 persons participate in the TIES plan, with options to purchase 30,113,539 of our shares.

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

The EN-SOP program is subject to anti-dilution and other provisions customary for stock option plans of this type and to the condition that the participant not terminates his or her employment voluntarily and unilaterally prior to the exercise date.

On December 17, 2003, our board of Directors decided that the EN-SOP plan would be covered with our shares. 2,767,084 options to purchase our shares were granted to Endemol Group employees. Pursuant to the EN-SOP program, in 2003 a total of 1,048 participants received an aggregate of 3,045,404 options with an exercise price of €9.03 per share. In 2004, the exercise price is €12.24 for all options granted under the EN-SOP program, which amount shall not exceed 2,246,732 options. The cost of this option for the Telefónica Group amounted to €0.92 million in 2003.

C.	BOARD PRACTICES

Please see “—Directors and Senior Management” above.

D.	EMPLOYEES

Employees and Labor Relations

The table below sets forth the number of employees at the dates indicated for the parent company of the Telefónica Group, each of the consolidated companies of the groups which comprise our different lines of business and other consolidated subsidiaries. The number of employees at year-end 2002 and 2001 for some of the groups which comprise our different lines of business, particularly Telefónica Latinoamérica, may not be comparable to figures at year-end 2000 because of the reorganization of our business pursuant to which we spun off or transferred the wireless operations, data operations and directory publishing businesses of certain of our integrated Latin

American operators to the respective groups which comprise those lines of business. Temporary employees represented 10.8% of our total employees at December 31, 2003, compared to 9.2% in 2002. On average during 2003 we had approximately 15,950 temporary employees in 2003 compared to 14,078 in 2002. The table below also reflects the decrease in the number of employees of Terra Lycos, Telefónica Internacional, and Telefónica de España.

	Year Ended December 31,
Line of Business	2001	2002	2003
Telefónica, S.A.	727	799	767
Telefónica de España	42,425	42,162	36,586
Telefónica Móviles	13,459	13,694	13,093
Telefónica Latinoamérica	30,425	25,673	23,141
Telefónica Empresas(1)	4,952	4,331	5,003
Telefónica de Contenidos	6,698	5,574	4,638
Terra Lycos	2,907	2,455	2,229
Atento	49,940	49,432	54,394
Katalyx (1)	220	197	—
Emergia (1)	156	136	—
Telefónica Publicidad e Información	2,815	2,752	2,787
Other	6,803	5,640	5,650

Total Employees	161,527	152,845	148,288

(1)	In 2003, Katalyx and Emergia became part of Telefónica Empresas Group.

Management believes that labor relations are generally good. On July 23, 2003, Telefónica de España entered into a collective bargaining agreement that provided for increases in wage levels in accordance with anticipated increases in the Indices de Precios de Consumo (IPC), the Spanish consumer price index, and an additional productivity bonus per employee. In accordance with this agreement in 2003 wage levels increased 3% and employees received an additional productivity bonus of approximately €330.8 per active employee.

During the first half of 2003 Telefónica Data España and Telyco began negotiating new collective bargaining agreements. Other companies of the Telefónica Group began negotiating new collective bargaining agreements during the second half of 2003.

Our retired employees are provided with certain pension benefits. While Telefónica de España contributes the required amounts to fund these benefits over time, there remains an unfunded past service liability, which is estimated to be approximately €320.3 million. We have agreed to fund this obligation over a period ending in 2007.

In order to adapt to the new competitive environment, we have, among other things, implemented voluntary pre-retirement and early retirement plans in recent years.

On July 29, 2003, Telefónica de España’s labor reduction program (Plan Social de Expediente de Regulación de Empleo) was approved by the Spanish Labor Ministry. The program calls for voluntary redundancies of up to a maximum 15,000 employees of the company over the next four years at no cost to the Social Security System. This plan allows Telefónica de España to reduce its workforce while maintaining its competitiveness. The plan is non-discriminatory, voluntary and applies to all of our employees. At December 31, 2003, 5,384 employees have requested to be included in the labor reduction program.

In connection with our voluntary retirement programs, we recorded provisions of €375.8 million in 2001, €317.5 million in 2002 and €1,363.7 million in 2003, which were charged to results of operations in each respective year. The provision for pre-retirements and early retirements recorded at December 31, 2003 covers all the obligations assumed at that date in connection with our voluntary pre-retirement and early retirement plans.

On April 15, 2004, Terra Networks published a report describing its plan to reduce its workforce in its headquarters in Spain by approximately 50%, which will take effect in July 2004.

E.	SHARE OWNERSHIP

At June 30, 2004, the following members of our Board of Directors beneficially owned an aggregate of 898,378 shares, representing approximately .017% of our capital stock.

Name	No. of Shares Beneficially Owned
César Alierta Izuel	632,012
Isidro Fainé Casas	7,164
Jesús María Cadenato Matía	9,906
Antonio Jesús Alonso Ureba	8,438
Maximino Carpio García	5,836
Carlos Colomer Casellas	543
José Antonio Fernández Rivero	115
Alfonso Ferrari Herrero	101,311
José Fernando de Almansa Moreno-Barreda	2,112
Gonzalo Hinojosa Fernández de Angulo	37,958
Miguel Horta e Costa	354
Pablo Isla Alvarez de Tejera	386
Luiz Lada Díaz	30,000
Antonio Massanell Lavilla	2,748
Enrique Used Aznar	37,438
Mario Eduardo Vázquez	10
Antonio Viana-Baptista	21,994
Gregorio Villalabeitia Galarraga	53

At June 30, 2004, members of our management team (excluding members of our Board of Directors listed above), our general managers, deputy general managers and assistant general managers beneficially owned an aggregate of 286,222 shares, representing approximately ..0057% of our capital stock.

None of our Directors or executive officers beneficially owned shares representing one percent or more of our share capital at that date.

None of our Directors and executive officers held options in respect of shares representing one percent or more of our share capital at that date.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

General

At June 30, 2004, we had 4,955,891,361 shares outstanding, each having a nominal value of €1 per share. All outstanding shares have the same rights.

At June 30, 2004, according to information publicly available to Telefónica, S.A., beneficial owners of 5% or more of our voting stock were as follows:

	Shares
Name of Beneficial Owner	Number	Percent
Banco Bilbao Vizcaya Argentaria, S.A.(1)	301,813,784	6.09%
Chase Manhattan Bank, N.A.(2)	491,120,327	9.91%
Caja de Ahorros y Pensiones de Barcelona, “La Caixa”(3)	266,476,222	5.38%

(1)	According to the Folleto Continuado filed with the Spanish Securities Market Commission (“CNMV”). Furthermore, according to information provided by this company in its financial statements closed on December 31, 2003, the stake held in us on a permanent basis amounts to 5.17%.

(2)	Held by Chase Manhattan Bank, N.A. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on May 13, 2003.

(3)	According to information provided to the CNMV on March 30, 2004.

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

Preliminary administrative authorization of certain transactions (Golden Share)

On May 13, 2003, the European Court of Justice (“ECJ”) ruled (in the case C-463/00, European Communities Commission vs. The Kingdom of Spain), that the preliminary authorization rules (golden share) set forth in Law 5/1995, enacted on March 23, 1995 governing the necessary legal requirements regime for the transfer of the Spanish government holdings’ in certain public companies requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ’s May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefónica Group, is applicable until February 2007.

The post-closing notification requirements described in Law 5/1995 apply to us, Telefónica Móviles S.A., Telefónica de España S.A.U., and Telefónica Móviles España S.A.U., and must be observed in the following transactions:

•	Transfer or encumbrance of strategic assets located in Spain by Telefónica de España and Telefónica Móviles España. Transactions affecting these assets carried out between Telefónica Group companies are exempt and need only be reported through a written communication to the competent regulatory body;

•	Transfer or encumbrance of shares or any other securities of Telefónica de España by Telefónica S.A., Telefónica Móviles S.A. by Telefónica S.A. and Telefónica Móviles España by Telefónica Móviles S.A., when such transactions results in a change of control, or the sale of holdings representing 50% or more;

•	Substitution of Telefónica Móviles España SAU.’s business purpose;

•	Direct or indirect acquisition of our or Telefónica Móviles S.A.’s shares representing 10% or more of each company’s share capital. Financial transactions, which do not result in a change of control or in a change of management, are exempt from the requirements of Law 5/1995.

•	Voluntary winding-up, spin-off or merger need only be reported through a simple written communication, except where these operations affect strategic assets specified in Law 5/1995, which will require the post-closing notification. Transactions between members of the Telefónica Group affecting strategic assets are exempt from the post-closing notification.

Ownership Limitations

The new General Telecommunications Law (“GTL”) enacted on November 3, 2003, eliminated the existing ownership limitations, which prohibited non-European national from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the new GTL provides for the application of the reciprocity principle under existing international treaties or agreements, signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the new GTL.

B.	RELATED PARTY TRANSACTIONS

During 2003 and through the date of this Annual Report in 2004, none of our Directors and no member of our management team has been involved in any related party transactions with us.

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

Two of our major shareholders are financial institutions. We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2003, the executed transactions were usually treasury and capital markets transactions.

Related Party Transactions with Significant Shareholders

During 2003 and during the first three quarters of 2004, the Board of Directors or its Standing Committee have authorized the following transactions with significant shareholders:

Credit Agreement with BBVA and La Caixa as underwriters, joint bookrunners and mandated lead arrangers.

On July 6, 2004, with the favorable opinion from the Nominating, Compensation and Corporate Governance Committee, we entered into a syndicated multicurrency revolving facility amounting to €3 billion with a group of Spanish and international financial institutions. This facility will mature on July 6, 2009, and carries an interest rate equal to Euribor/Libor plus a margin grade dependent on our credit rating. La Caixa and BBVA acted as underwriters, bookrunners and mandated lead arrangers for the facility.

Telefónica Data Colombia’s Debt Restructuring with BBVA Banco Ganadero

On January 29, 2003, our Board of Directors, with a favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved the debt restructuring proposed by our subsidiary, Telefónica Data Colombia, with the Colombian financial entity, BBVA Banco Ganadero, which amounted to ColPeso 26.051 million (approximately €9 million). The proposed restructuring was implemented through the novation of part of the loans granted by such entity to our subsidiary (which amounted to approximately half of the aggregate amount of the loans) and the capitalization of the remaining €4.5 million through the subscription of shares representing 35% of the capital of Telefónica Data Colombia.

Loan Agreement between BBVA and Telefónica Data Colombia

On April 30, 2003, our Board of Directors, with a favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved a loan agreement for our subsidiary, Telefónica Data Colombia, for $5 million with BBVA.

Agreements with Subsidiaries

We are the parent company of the Telefónica Group and develop our business purpose through our subsiding and affiliate companies. According to the organizational structure of the Telefónica Group and its coordination policies, coverage financial policy and, in some cases, the actual financial management is centralized through us. Most of the operations we perform with other members of the Telefónica Group correspond to financing transactions, which are necessary to cover their needs for funds and which provide interest rate coverage and exchange rate risks.

During 2003, as recorded in our non-consolidated company accounts, we loaned a total of €23,719 million to companies in the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €25,512.7 million.

As to the balances with associated companies, on December 31, 2003, the financing provided to Sogecable, S.A. according to the commitments acquired in the agreements signed in relation to integration of the satellite platforms, the headings “Other credits” long term and “Credits to associated companies” short term on the Consolidated Balance Sheet at December 31, 2003, include an amount of €222.49 and €9.27 million, respectively, with that company. Moreover, there is a long term balance of €64.65 million with Medi Telecom and a short term balance with Ipse 2000, amounting to €280.58 million.

Likewise, the “Debtor associated companies” and “Debts to associated companies” amounts to €48.12 million and €26.74 million, respectively, for the companies in the Group Brasilcel. In relation to Medi Telecom, these sums amounted to €9.33 and €4.21 million in each heading.

On the other hand, the amount of sales and services rendered that are recorded in the Profit and Loss Account for the financial year ended on December 31, 2003, are for sales to companies in the Group, mainly the management contract with Telefónica de Argentina, S.A. In that sense, in November 1990, Telefónica and Telefónica de Argentina, S.A. entered into a management agreement in force until 2003, which regulated the advisory services provided by Telefónica and the price of these. The revenue received for that item during financial year 2003 amounted to €28.0 million.

Appointment of Agent Entities to Distribute the Shares of Antena 3

On September 24, 2003, our Board of Directors with a favorable opinion from the Nominating, Compensation and Corporate Governance Committee, approved the engagement of BBVA and La Caixa as Agent Entities to distribute our holding in Antena 3 de Televisión, S.A. to our shareholders.

Other Related Party Transactions

During 2003, in addition to the transactions entered into with our major shareholders, we entered into the following related party transactions:

Strategic Alliance with Terra Networks

On February 12, 2003 We and Terra Networks entered into a Strategic Alliance Framework Agreement to replace the strategic agreement dated May 16, 2000 to which Bertelsmann AG was also a party.

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

This Strategic Alliance Framework Agreement takes full advantage of the Telefónica Group’s skills as a connectivity and broad- and narrowband and access provider, along with the Terra Lycos Group’s skills as portal, aggregator, supplier and manager of content and services for fixed telephony Internet in the residential, small office/home office (SoHo) and when so agreed the small and medium enterprise (SME) markets. The aim of the Strategic Alliance Framework Agreement is to take advantage of synergies and the creation of value for both groups.

This Strategic Alliance Framework Agreement has been entered into for a period of six years ending December 31, 2008 and shall automatically be renewed on an annual basis thereafter, unless expressly terminated by the parties.

The main characteristics of the Strategic Alliance Framework Agreement can be summarized as follows:

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

Throughout its term, the Strategic Alliance Framework Agreement guarantees the Terra Lycos Group a generation of at least €78.5 million per year in value, which represents the difference between the revenues arising from the services provided under the Strategic Alliance Master Agreement and the costs and capital expenditure directly associated with those revenues. This Strategic Alliance Master Agreement defines a new relationship model between the two companies that makes better use of their respective capacities to boost the Internet-based growth of both companies.

In addition, we, Terra Networks, Lycos and Bertelsmann entered into a preferential interest agreement that will make it possible to continue exploring opportunities for the mutual provision of communications services, development and content services in the on-line market.

On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we do not currently own. The CNMV approved the prospectus for the tender offer on June 19, 2003. The offer price was €5.25 per share, payable in cash. Our offer was subject to us owning at least 75% of the total share capital of Terra Networks on the closing date of the offer. We could forgo this condition and accept the percentage tendered. We obtained the backing of the stockholders owning 33.6% of the shares of Terra Networks, thereby guaranteeing us title to 71.97% of the company’s capital stock. Finally, we renounced the 75% minimum acceptance limit to which the bid was subject. In December 2003 the Board of Directors of Terra Networks, S.A. approved the acquisition of 4.41% of the capital stock owned by Citibank N.A. as the agent bank for the stock option plans assumed by the company as part of the integration of Lycos, Inc. As a result of this acquisition we currently hold a 75.29% interest in Terra Networks.

The business model contained in the Strategic Alliance Framework Agreement could offer even greater potential for Terra Networks and us if all aspects of the same are developed fully. To this end, achieving the highest degree of integration of operations permitted by the market and current regulations appears to be the best strategy for overcoming as far as possible the main factors which condition the evolution of the business model, which are basically as follows:

•	The flexibility and freedom in business needed both to boost growth in demand and to improve positioning in competitive markets.

•	The efficiency of operations that the drastic decrease in the margins of these products and services demands.

•	The increase in investment required for development, due to the technological complexity of the platforms and the capacity requirements for access to and transmission of information.

•	Growing customer demand for products and services that integrate connectivity, Internet access and value added services and content.

In an attempt to fulfill these conditions, the general plan for the subsequent development of the business model would be based on the following factors:

•	The operation of Terra Lycos as a specific line of business in order to maximize the potential of its trademark and Internet capacities (with particular emphasis on the residential and professional segments), while streamlining its structural and management resources;

•	The integration of Terra Lycos with the fixed telephony operators in markets in which operators of the Telefónica Group have a presence;

•	Establishing Terra Lycos as the unit integrating the Telefónica Group’s online content offer;

•	Bolstering the integrated offer of connectivity products and services, Internet access and value added content and services, to customers of the Telefónica Group; and

•	The development of the business model which we intend to boost pursues a greater integration of Terra Lycos with fixed telephony operators and Telefónic Data and with our corporate units that are involved in the management and purchase of content, in the manner described above.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

We and members of the Telefónica Group are party to several lawsuits which are currently in progress in the law courts and the arbitration courts of the different countries in which the Telefónica Group has operations.

Based on the reports of counsel engaged to act in the lawsuits we are party to, it is reasonable to consider that the adverse outcome of any of these, as yet, unresolved lawsuits will not materially affect the Telefónica Group’s economic and financial position or solvency. The following lawsuits are those which we consider most significant because of their subject matter or because of the amounts disputed:

A proceeding contesting the resolutions adopted by our special stockholders’ meeting held on February 4, 2000.

The stockholder Javier Sotos García, owner of 300 shares of our shares, filed a complaint contesting the resolutions adopted by the special stockholders’ meeting held on February 4, 2000, based on the purported contravention of the rules regulating the holding of the mentioned meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

On May 8, 2003, Court of First Instance no. 33 handed down a judgment wholly dismissing the complaint filed by the plaintiff stockholder, holding that it was inappropriate to rule on the voidness or voidability of the resolutions adopted by our Special Stockholders’ Meeting held on February 4, 2000, and awarding the costs of the proceeding against the plaintiff. On July 26, 2003, an appeal was filed by the latter at the Madrid Provincial Appellate Court. On December 10, 2003, we filed a reply brief contesting the appeal.

On June 3, 2004, we were notified of a Madrid Provincial Appellate Court, Section 18, decision about the admission of the evidences proposed by the plaintiff in the appeal. On June we requested an explanation about that admission and the plaintiff filed an opposition to our request.

It should be noted that the complaint filed against the aforementioned resolutions adopted by our stockholders’ meeting held on February 4, 2000, did not in any way affect the implementation of those resolutions.

A proceeding contesting certain resolutions adopted by our annual Stockholders’ Meeting held on June 15, 2001.

The aforementioned stockholder, Javier Sotos García, also filed a complaint contesting some of the resolutions adopted by our annual Stockholders’ Meeting held on June 15, 2001.

The aforementioned complaint is based on the purported infringement of the contesting stockholder’s right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

On January 23, 2004, we were notified that the proceeding had been stayed until such time as either the parties apply for its resumption or the instance lapses.

It should be noted that the complaint filed against the aforementioned resolutions adopted by our stockholders’ meeting held on June 15, 2001, did not in any way affect the implementation of those resolutions.

Complaint filed by IDT against us, Terra Networks, S.A. and Lycos, Inc.

International Discount Telecommunications Corporation (IDT) filed a complaint at the New Jersey State Courts in the U.S. against us, Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc.

This complaint is based on the alleged breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the alleged nonperformance of the obligations under the agreement to terminate the joint venture agreement, on alleged fraud and contravention of the legislation governing the issuance of securities (U.S. Securities Exchange Act) and, lastly, on alleged fraudulent concealment of information.

The lawsuit is currently for an unspecified amount, without prejudice to the possibility of the claim being specified and quantified in the course of the proceeding by the plaintiff for damages.

In May 2002, the New Jersey State Court decided to dismiss the part of the complaint relating to certain alleged breaches of the joint venture agreement, which also resulted in the exclusion of Terra Networks, U.S.A., Inc. from the proceeding.

Subsequently, IDT added a new claim to the complaint alleging that we were liable, as a control person, for the fraud alleged against Terra Networks in its negotiations with IDT that led to the termination agreement. We have filed objections against this claim which are currently before the court.

The defendants have filed an answer and, in turn, Terra Networks S.A. has filed a counterclaim.

On July 2, 2003, in light of the evidence presented, Terra Networks, S.A., Lycos, Inc. and us, filed pleadings seeking summary trial to determine the claims and have the other claims dismissed. In turn, IDT has requested to have the counterclaim filed by Terra Networks, S.A. dismissed.

Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel)

As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect us.

Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order we receive a payment demand for €22.9 million, which represents the total amount paid for Sintel from January 1999 to April 2000. The relevant parties, consider as null and void as a matter of law the participation of Sintel in the contract dated December 30, 1998, in which a debt of €21.4 million was recognized due to the sale of the shares of Sintel by us to Mastec Internacional, S.A. as well as the amounts paid by Sintel, which acted as a joint and several guarantor to the payments owed by Mastec International to us.

We filed an ancillary complaint in which we solicit that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed another complaint to the contrary, proposing that the effects of the bankruptcy be backdated to the date of the sale of the shares of Sintel (April 1996).

The arrangement proposed by the bankrupt company and approved by the court was the subject of an appeal to a superior court.

On June 14, 2004 the Madrid Provincial Appellate Court denied all complaints regarding to the request of the effects of the bankruptcy be backdated to a date closer to December 30, 1998, in consequence, the arrangement proposed by the bankrupt company and the date in which the effects of the bankruptcy will be effective are firm.

The liquidation process commenced, for which purpose the liquidation committee was formed on July 20, 2003, and the Control body on October 15, 2003.

The two criminal proceedings are as follows:

“Abbreviated” proceeding no. 273/2001, in relation to which, on September 24, 2002, we and Telefónica de España, S.A. appeared before Central Examining Court no. 1 filing a criminal suit against the directors of Sintel and of Mastec Internacional, S.A., as parties suffering damages. Leave was given for them to appear as parties to the proceeding.

Preliminary proceeding no. 362/2002, which was commenced on October 23, 2002, by Central Examining Court no. 1 for a possible extortion offense. This proceeding arises from the previous one, concerns the possible commission of an extortion offense in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price.

This preliminary proceeding has been joined to proceeding no. 273/200. On April 22, 2004, we were notified of a decision denying the filing of proceedings we requested on June 6, 2003 and allowing the judicial proceedings to continue.

On June 29, 2004, we were notified of an enlargement of this criminal suit by an alleged crime of bankruptcy punishable filed by the ex-employees of Sintel. On July 4, 2004 we solicited its rejection.

Complaint filed by Bidland Systems, Inc. against Katalyx Inc. and us.

In December 2000, Bidland Systems, Inc. (“Bidland”) filed a complaint at a California State Court against Telefónica B2B, Inc, now called Katalyx Inc., and us based on a monetary claim for damages by virtue of purported contractual obligations based on a joint venture project that had not been formalized. Bidland alleges that it suffered loss and damages totaling U.S.$150 million.

The discovery phase in the proceeding took place during 2002 and 2003, and included the taking of witnesses’ statements and the submission of independent experts’ reports for appraising the alleged damage suffered by Bidland.

At the end of this phase, we and Katalyx filed on August 21, 2003 with the applications for summary judgment against all of Bidland’s claims contested by the latter. On October 2003, the case file was transferred to a new District Judge who has not yet set down a date for trial.

On February 2004, the judge decided on the above-mentioned motion for summary judgment, presenting to the jury for consideration nine out of the eleven alleged causes. On April 2004, the parties attended a mandatory settlement conference where the parties did not reach an agreement and as a result the proceedings continues on its course.

Collective lawsuits filed by stockholders of Terra in the U.S., in connection with the tender offer by us for Terra Networks, S.A.

On May 29, 2003, two class actions were filed with the Supreme Court of New York State by stockholders of Terra Networks, S.A. against us, Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A.

These actions are based on the claim that the price offered by us to the stockholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the shares of that company, and seek to have the tender offer revoked or, in the alternative, to have damages awarded to them.

It should be noted that since the filing of the complaints, the related proceedings have remained inactive.

Lawsuit filed by the Bank, Savings Bank and Insurance Consumer Association (ADICAE).

On June 21, 2003, the Bank, Savings Bank and Insurance Consumer Association (ADICAE) filed a lawsuit against Terra Networks, S.A., and against certain of our directors and directors of Terra Networks, S.A. On April 13, 2004, the Central Instruction Court superseded and filed this lawsuit and directed the complainants to provide a €100,000 deposit (bond) as a prerequisite to file an appeal. On April 16, 2004, ADICAE opposed the decision that provided for such deposit and on April 28, 2004, Terra Networks, S.A. filed a counterclaim requesting the confirmation of such decision. On May 20, 2004, the Central Instruction Court reject the opposition filed by ADICAE. This resolution was appealed by ADICAE and we opposed to this appellation.

Appeal for judicial review no. 6461/03 filed at the National Appellate Court by the World Association of Stockholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission to authorize the tender offer by us for Terra Networks, S.A. shares.

ACCTER filed an appeal for judicial review against the decision of the Spanish National Securities Market Commission to authorize the tender offer made to Terra Networks stockholders on June 19, 2003.

We have filed an application, admitted for consideration, to appear in the proceeding as an intervening nonparty to defend the lawfulness of the decision by the Spanish National Securities Market Commission.

In turn, the National Appellate Court has rejected the appellant’s request for an ex parte or inter parties injunctive stay of the aforementioned decision.

A brief was filed on December 19, 2003 by the Government Legal Service. We also replied on February 12, 2004 to the application filed by ACCTER for judicial review. The evidence period has finished.

Regulatory Sanctions

In 2001 and 2002, the Telecommunications Market Commission and the Spanish Competition Court initiated sanctioning proceedings against Telefónica de España for its actions as dominant operator.

The following resolutions have been imposed by the Telecommunications Market Commission and the Spanish Competition Court, which have been appealed before the competent authorities:

Spanish Competition Court’s resolution dated March 8, 2000

On March 8, 2000, the Spanish Competition Court imposed on Telefónica de España a fine amounting to €8,414,169.46 for violating Article 6 of the Spanish competition Law 16/89 (Ley 16/89 de defensa de la competencia) and of Article 82 of the EC Treaty, finding to have been practices in abuse of dominant position by Telefónica de España in the launching of the advertising campaign “Planes Claros”.

On September 22, 2003, Telefónica de España filed a contentious-administrative appeal before the Spanish Court “Audiencia Nacional” against such resolution. This appeal was partially admitted on the grounds that the Spanish Competition Court’s resolution was contrary to the law regarding the proportionality of the sanction imposed, and reduced it to € 901,518.16.

Telefónica de España, the State lawyer, and the co-plaintiff, Retevisión, filed a final appeal before the Spanish Supreme Court (“Recurso de Casación”) against this judgement.

Telecommunications Market Commission’s resolution dated July 23, 2002

On July 23, 2002, the Telecommunication Market Commission imposed on Telefónica de España a fine amounting to €18 million for infringement of the Closed User Group legislation as it was interpreted by the Telecommunications Market Commission in its July 8, 2000 resolution.

On July 31, 2002, Telefónica de España filed a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction.

On July 8, 2004, the Appeals Court notified Telefónica de España that it had dismissed its appeal. Telefónica de España announced its decision to file a final appeal (Recurso de Casación) against the Court’s decision before the Spanish Supreme Court.

Telecommunications Market Commission’s resolution dated October 24, 2002

On October 24, 2002, the Telecommunication Market Commission imposed on Telefónica de España a fine amounting to €13.5 million for breach of its obligations relating to voice capacity and data interconnection.

On February 10, 2003, Telefónica de España filed a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction.

Telecommunications Market Commission’s resolution dated July 10, 2003

On July 10, 2003 the Telecommunication Market Commission imposed on Telefónica de España a fine amounting to €8 million for infringement of Telecommunications Market Commission’s resolution relating to the prices applied by Telefónica de España to Vic Telehome, S.A.

On September 10, 2003, Telefónica de España lodged a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction.

Spanish Competition Court’s resolution dated April 1, 2004

On April 1, 2004, the Spanish Competition Court imposed on Telefónica de España a fine amounting to €57 million for infringement of Article 6 of the Spanish competition Law 16/89 (Ley 16/89 de defensa de la competencia) and of Article 82 of the EC, finding that we had abused its dominant position by making conditional the provision of certain services to customers to the inexistence of carrier pre-selection and by launching unfair advertising campaigns that misled customers and denigrated competitors.

On April 16, 2004, Telefónica de España filed a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction.

The Appeals Court has resolved to partially accept the suspension of the decision rendered by the Spanish Competition Court on April 1, 2004, the Appeals Court has specifically resolved to suspend our payment of the fine imposed on us by the Spanish Competition Court, amounting to €57 million until a final judgement is rendered.

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

Dividend Information

At the extraordinary general meeting of shareholders held in June 1998, we announced our previous dividend policy of capital increases charged to freely disposable reserves that would be distributed to our shareholders free of charge. The ratio for each of the share dividends was one new share for every 50 then outstanding. This policy allowed our shareholders to obtain liquidity by trading their shares.

The table below sets forth these capital increases carried out during those years:

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

Following increased cash flow generation, we considered dividend payments to be appropriate. Accordingly, at the Annual General Shareholders’ Meeting held on April 11, 2003, the shareholders approved the distribution of a dividend of € 0.25 per share payable in cash, marking the end of the alternative dividend policy. The first payment was made effective on July 3, 2003, consisting of €0.13 per share and the second payment of €0.12 per share was made effective on October 15, 2003. In both cases, the dividends were charged against the item “Additional paid-in capital”.

At the Annual General Meeting of shareholders held on April 30, 2004, the shareholders approved the distribution of a dividend of €0.20 per share payable in cash and a distribution of a share premium of €0.20 per share payable in cash. The first payment of €0.20 per share payable from 2003 net income was made on May 14, 2004 and the second payment of €0.20 per share from additional paid-in capital reserve will be made on November 12, 2004.

The table below sets forth the annual cash dividends per share paid by us from net income for each of the periods listed during the past five years.

Fiscal Year ended December 31,	Cash Dividends per Share
(euro)
2003	0.20
2002	—
2001	—
2000	—
1999	—

Distribution of Antena 3 shares to shareholders

At our annual General Shareholders’ Meeting of shareholders held on April 11, 2003, our shareholders approved the distribution of 50,000,400 shares of Antena 3 representing 30% of the outstanding share capital of the company. The number of shares to be distributed to each of our shareholders would be the result of dividing the number of Antena 3 shares to be distributed by the number of our shares who had a right to such distribution. Subsequent to the resolution adopted at the General Shareholders’ Meeting of Antena 3, S.A. on August 29, 2003, the nominal value of its shares was modified from one euro to three euro. The distribution represented 30% of the share capital of Antena 3, totaling 16,666,800 shares. The exchange ratio was set at one share of Antena 3 for every 295.60802997576 of our shares and our shareholders who were entitled to a fraction of an Antena 3 share as a result of applying the above described exchange ratio received a cash payment for such fractions. For this purpose, the Antena 3 shares were assigned a value of €25.20. This distribution was subject to us commencing an initial public offering of the Antena 3 shares in the Madrid, Barcelona, Bilbao and Valencia stock exchanges, before November 20, 2003.

Antena 3 prepared a full prospectus relating to the listing of all of its shares on the Madrid, Barcelona, Valencia and Bilbao stock exchanges, and their inclusion in the Spanish Automated Quotation System (“sistema de interconexión bursátil”), according to the requirements laid down in Spanish securities exchange laws. The prospectus was verified and was registered by the Spanish Securities Markets Commission on October 17, 2003 thereby fulfilling the condition precedent for the resolution adopted by our shareholders on our annual general meeting held on April 11, 2003, regarding the extraordinary in-kind distribution to our shareholders of part of the Additional Paid-in Capital Reserve by means of allocation of shares representing 30% of the share capital of Antena 3.

The Antena 3 shares received by Citibank N.A. as ADR depositary were sold in the Spanish market and the proceeds, $0.3227182 per ADR, distributed to ADR holders as of the ADR record date on November 6, 2003.

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

	Per Share
	High	Low
	(euro)
Year ended December 30, 1999	24.80	12.37
Year ended December 29, 2000	32.60	17.50
Year ended December 28, 2001	21.10	10.11
Year ended December 30, 2002	15.75	7.45
Year ended December 30, 2003	11.78	7.82

Quarter ended March 28, 2002	15.75	12.35
Quarter ended June 28, 2002	13.20	8.15
Quarter ended September 30, 2002	10.04	7.54
Quarter ended December 30, 2002	10.31	7.45
Quarter ended March 31, 2003	10.18	7.82
Quarter ended June 30, 2003	10.40	8.70
Quarter ended September 30, 2003	11.11	9.83
Quarter ended December 30, 2003	11.78	10.23
Quarter ended March 31, 2004	13.44	11.98
Quarter ended June 30, 2004	13.06	11.33

Month ended December 30, 2003	11.78	10.88
Month ended January 30, 2004	13.09	12.00
Month ended February 27, 2004	13.44	12.52
Month ended March 31, 2004	13.30	11.98
Month ended April 30, 2004	13.06	12.41
Month ended May 31, 2004	12.62	11.33
Month ended June 30, 2004	12.23	11.71

Source: Madrid Stock Exchange Information.

On July 8, 2004, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €12.24 per share, equal to $15.17 at the Noon Buying Rate for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices sales prices, as adjusted for all stock splits, of our ADSs on the New York Stock Exchange:

	Per ADS
	High	Low
	(dollars)
Year ended December 31, 1999	70.26	35.88
Year ended December 29, 2000	83.19	41.46
Year ended December 31, 2001	54.46	27.35
Year ended December 31, 2002	39.43	21.47
Year ended December 31, 2003	44.38	26.08

Quarter ended March 28, 2002	39.43	30.83
Quarter ended June 28, 2002	33.63	23.10
Quarter ended September 30, 2002	28.75	21.47
Quarter ended December 31, 2002	29.52	21.97
Quarter ended March 31, 2003	31.39	26.08
Quarter ended June 30, 2003	36.61	28.54
Quarter ended September 30, 2003	37.26	33.32
Quarter ended December 31, 2003	44.38	35.84
Quarter ended March 31, 2004	51.67	43.70
Quarter ended June 30, 2004	46.95	40.59

Month ended December 31, 2003	44.38	39.37
Month ended January 30, 2004	49.70	45.25
Month ended February 27, 2004	51.67	46.90
Month ended March 31, 2004	49.92	43.70
Month ended April 30, 2004	46.95	44.13
Month ended May 31, 2004	46.02	40.59
Month ended June 30, 2004	45.30	42.93

Source: Bloomberg.

At December 31, 2003, approximately 241,629,819 of our shares were held in the form of ADSs by 1,094 holders of record, including Cede & Co., the nominee of The Depository Trust Company. The number of ADSs outstanding was 87,854,712 at December 31, 2003.

Spanish Securities Market Legislation

The Spanish Securities Act which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework to regulate trading practices, public offerings, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

•	The concept of the “investment services company” was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

•	An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anónima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

•	The European principle of “single passport” or “single license” was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the “home country principle”), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the “host country principle”).

•	Spanish investment services companies wishing to render their services overseas must be authorized to do so. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

•	An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

On July 8, 2003, in order to increase the transparency of the Spanish financial markets, the Spanish parliament passed the so-called “Transparency Act” (“Ley de Transparencia”), also known as “Ley Aldama”. The Act regulates the corporate governance structure of listed companies, setting out new reporting obligations and defining the duties of directors and their legal liabilities. The Transparency Act amends the Securities Market Act of 1988 (24/1988) and the Public Companies Act approved by Legislative Royal Decree 1564/1989.

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2003, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

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

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas S.A., at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas S.A., before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas S.A.) at any price if:

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

Clearance and Settlement System

A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduced a new article, 44-bis to the Ley del Mercado de Valores (the “Spanish Securities Act”) under which Sociedad de Sistemas is created.

The Sociedad the Sistemas de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A., or Sociedad de Sistemas, is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (the “Sociedad Holding”), has the following functions:

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

Transactions carried out on the Spanish stock exchanges are cleared and settled through the Sociedad de Sistemas.

Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with the Sociedad de Sistemas) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. The Sociedad de Sistemas, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of the Sociedad de Sistemas as holding the relevant shares in its own name; or the investor appearing in the records of the member entity as holding the shares.

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

The following summary describes certain material considerations concerning our capital stock and briefly describes certain provisions of our bylaws (estatutos) and Spanish law.

Corporate Objects

Section 4 of Part I of our bylaws sets forth our corporate objects:

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

Interested Transactions

When a director has an interest in a transaction, such transaction must be presented to the Nominating, Compensation and Corporate Governance Committee. The Committee delivers an opinion to the Board of Directors about the fairness of the transaction to our shareholders and to us. The interested director may not attend the board meeting at which the related transaction is discussed and noted on.

We do not provide any loans or salary advances to our directors, management or employees.

A director must retire upon reaching the age of 70. Such retirement shall take effect at the first board meeting following the general shareholders’ meeting that approves the financial statements for the year in which such director turned 70.

Significant Differences

Corporate Governance Guidelines. In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Olivencia Code of Good Governance and the Aldama Report, which include recommendations for corporate governance guidelines and shareholder disclosure. Additionally, listed companies are now required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Olivencia Code and the Aldama Report and also follow the recommendations of the Aldama Report. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors purpose and each of our Board Sub-committees purpose and responsibilities. Moreover we have a Regulation of the General Shareholders Meeting that aims to reinforce its transparency providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The annual report on corporate governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Sub-committees.

Our annual report on corporate governance is available at our registered office and on our website at www.telefonica.com. None of the information contained on our website is incorporated in this annual report.

Committees. We have an Audit and Control Committee since 1997, composed of two non-executive directors and two directors deemed independent by our Board of Directors. These committees’ functions and duties are similar to those required by the NYSE.

U.S. companies listed on the NYSE must also have an audit committee meeting certain specified requirements. Listed foreign private issuers, such as us, must comply with this NYSE rule by July 31, 2005. As of the date of this Annual Report report, our Audit and Control Committee was composed of two non-executive directors and two directors deemed independent by our Board of Directors of Telefónica S.A. This committee’s functions and duties are similar to those required by the NYSE.

We have a Nominating, Compensation and Corporate Governance Committee, which is composed of four non-executive directors. The functions, composition and competencies are regulated by the company and are very similar to those required by the NYSE.

Independence of the Board. As of the date of this Annual Report, we had 19 directors, out of which eight have been deemed independent by our Board of Directors. A significant majority of our current directors (14) are non-executive directors. The NYSE rules include detailed criteria for determining director independence. We, in accordance with Spanish recommendations, assess the independence of our directors by evaluating, among other things, (i) the contractual, employment and commercial relations between directors and us, (ii) other board of directors positions held by directors, and (iii) the directors familial relationships. The Nominating, Compensation and Corporate Governance Committee evaluates these criteria and notifies the Board of Directors of its decision. Our Board of Directors in turn is responsible for assessing whether a director is deemed independent as reported in our Annual Report on Corporate Governance.

Internal audit function. We have a General Internal Audit Department responsible for internal audit matters and for ensuring the efficiency of the internal audit control process of our different units. This General Internal Audit Department reports directly to the Audit and Control Committee, thus guaranteeing the adequate performance of all its functions.

Non-executive director meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Our Audit and Control Committee, which is composed of two independent and two non-executive directors, has unanimously approved procedures that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to the company and its subsidiaries. We expect these procedures to be in place within the coming months.

Code of ethics. The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted, as required by the Sarbanes Oxley Act, a code of ethics that applies to our principal executive officer, principal financial officer and to our senior financial officers. We also have an Internal Code of Conduct for securities markets issues to prevent insider trading misconducts and to control possible conflicts of interest. In addition, the Regulations of the Board of Directors set out in detail our directors main obligations relating to conflict of interest concerning business opportunities, misappropriation of our assets confidentiality and non-competition.

Description of Telefónica Capital Stock

Description of Share Capital

At June 30, 2004, our issued share capital consisted of 4,955,891,361 ordinary registered shares with a nominal value of €1.00 each. Our shareholders have delegated to the Board of Directors the authority to issue up to 2,274,677,655 new shares. The Board’s authorization to issue new shares expires on June 15, 2006.

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

Each share of Telefónica entitles the holder to one vote. However, only registered holders of shares representing a par value of at least €300, which currently equals at least 300 shares because our shares have a par value of €l each, are entitled to attend a general shareholders’ meeting. Holders of shares representing a par value of less than €300, meaning less than 300 shares, may aggregate their shares by proxy and select a representative that is a shareholder to attend a general shareholders’ meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting. However, under our bylaws, no shareholder may vote a number of shares exceeding 10% of the total outstanding voting capital.

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

Shareholders representing, in person or by proxy, at least 50% of our subscribed voting capital constitute a quorum on a first call for shareholders’ meetings at which shareholders will be voting on any of the following actions:

•	issuance of bonds;

•	increase or reduction of share capital;

•	amendment of corporate purpose;

•	any other amendment of our bylaws; or

•	merger, split or spin-off of Telefónica.

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

Dividends

Shareholders vote on final dividend distributions at the shareholders’ meeting. Distributable profits are equal to:

•	net profits for the year; plus

•	profits carried forward from previous years; plus

•	distributable reserves; minus

•	losses carried forward from previous years; minus

•	amounts allocated to reserves as required by law or by our bylaws.

The Board of Directors can make interim dividend payments without a prior shareholder vote on the issue. However, under those circumstances, the dividend is limited to distributable net profits of the current year and is subject to certain legal requirements.

Unclaimed dividends revert to Telefónica five years from their date of payment.

Registration and Transfers

Our shares are in registered book-entry form. Transfers executed through stock exchange systems are implemented pursuant to the stock exchange clearing and settlement procedures carried out by the Spanish clearing institution. Transfers executed outside of stock exchange systems, that is, over the counter, are implemented pursuant to the general legal regime for book-entry transfer, including registration by the Spanish clearing institution.

There are no restrictions with respect to the transfer of our shares.

Liquidation Rights

Under Spanish law, upon our liquidation, the shareholders would be entitled to receive, on a pro rata basis, any assets remaining after the payment of our debts and taxes and liquidation expenses.

C.	MATERIAL CONTRACTS

Material Contracts

Agreement with Bellsouth

On March 5, 2004 Telefónica Móviles entered into a stock purchase agreement with BellSouth to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panamá. As provided in Telefónica Móviles’ agreement with BellSouth Telefónica Móviles could offer minority shareholders in these operators the possibility of selling their interests for an identical price to that agreed with BellSouth. The total value of the wireless operators that Telefónica Móviles has agreed to acquire from BellSouth, including the minority shareholders’ interests and the net debt of these wireless operators, is U.S. $5,850 million. The transfer of the shares of the acquired companies is subject to the pertinent regulatory approvals in each country as well as to the approvals, if applicable, of the minority shareholders.

Agreement with Portugal Telecom

On January 23, 2001, Telefónica Móviles, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate Telefónica Móviles’ wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica Group and the Portugal Telecom Group agreed to contribute to a 50:50 joint venture certain of its respective wireless businesses in Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil as well as other assets or business that are operated for the benefit of those companies. In addition, as part of this agreement, we and Portugal Telecom expressed an interest in increasing our reciprocal shareholdings, subject to compliance with applicable statutory and bylaws requirements.

Each of the shareholders has equal ownership and jointly controls the joint venture, each appointing 12 of the 24 members of the Brasilcel Board of Directors. Approval of significant financial and operating decisions require simple majority Board approval, and all strategic decisions need to be approved by the Board of Directors. Furthermore, Portugal Telecom is entitled to appoint the Vice-Chairman of the Board and nominate the Chief Executive Officer of the joint venture while Telefónica Móviles is entitled to appoint the Chairman of the Board and nominate the Chief Financial Officer.

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

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, Telefónica Móviles and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil. For further information on the terms of this agreement, including with respect to the put and call rights of each party, please see Note 22(b) of our consolidated financial statements.

Other Important Agreements

Acquisition of Pegaso

On April 26, 2002, Telefónica Móviles signed agreements to purchase 65.2% of Pegaso Telecomunicaciones, S.A. de C.V. from Sprint, Leap Wireless Qualcomm and other financial investors. “Item 4—Information on the Company—Business Overview—Worldwide Wireless Communication Services—Telefónica Móviles—Mexico” and Note 22(b) of our consolidated financial statements.

Agreement with Sogecable

In May 2002, Admira entered into an agreement with Sogecable to integrate Vía Digital and Canal Satelite Digital, which is the pay television and satellite broadcast platform of Sogecable. The integration was subject to the satisfaction of certain conditions, including the approval of 100% of the shareholders of Vía Digital to subscribe a capital increase through a share exchange and the receipt of several administrative authorizations. Under the agreement, Sogecable issued 28,981,121 new shares in exchange for the total issued and outstanding shares of Vía Digital at the date of the exchange. To date, we together with Telefónica de Contenidos own 23.83% of the resulting company. See “Item 4—Information on the Company—Business Overview—Worldwide Audiovisual Content and Media—Telefónica de Contenidos (Formerly Admira)”.

D.	EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

Preliminary administrative authorization of certain transactions (Golden Share)

On May 13, 2003, the European Court of Justice (“ECJ”) ruled (in the case C-463/00, European Communities Commission vs. The Kingdom of Spain), that the preliminary authorization rules (golden share) set forth in Law 5/1995, requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ’s May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefónica Group, is applicable until February 2007.

The post-closing notification requirements described in Law 5/1995 apply to us, Telefónica Móviles S.A., Telefónica de España S.A.U., and Telefónica Móviles España S.A.U., and must be observed in the following transactions:

•	transfer or encumbrance of strategic assets located in Spain by Telefónica de España and Telefónica Móviles España. Transactions affecting these assets carried out between Telefónica Group companies are exempt and need only be reported through a written communication to the competent regulatory body;

•	transfer or encumbrance of shares or any other securities of Telefónica de España by Telefónica S.A., Telefónica Móviles S.A. by Telefónica S.A. and Telefónica Móviles España by Telefónica Móviles S.A., when such transactions result in a change of control, or the sale of holdings representing 50% or more;

•	substitution of Telefónica Móviles España S.A.U.’s business purpose;

•	direct or indirect acquisition of our or Telefónica Móviles S.A.’s shares representing 10% or more of each company’s share capital. Financial transactions which do not result in a change of control or in a change of management are exempt from the requirements of Law 5/1995; and

•	voluntary winding-up, spin-off or merger need only be reported through a simple written communication, except where these operations affect strategic assets specified in Law 5/1995, which will require the post-closing notification. The above-mentioned transaction between members of the Telefónica Group affecting strategic assets are exempt from the post-closing notification.

Ownership Limitations

The new General Telecommunications Law (“GTL”) enacted on November 3, 2003 eliminated existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the new GTL provides for the application of the reciprocity principle under existing international treaties or agreements signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the new GTL.

Trading by Telefónica in its own Shares or Shares of Companies under its Control

At December 31, 2003, we held 40,532,869 shares of treasury stock, representing 0.8% of our capital stock. At June 29, 2004, we held 131,075,320 shares of treasury stock, representing 2.65% of our capital stock. We have announced our commitment to dedicate a minimum of €4 billion to the acquisition of our treasury stock over the 2003-2006 period.

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

At a general meeting of shareholders held in April 2003, Telefónica’s shareholders authorized the Board of Directors to acquire shares of Telefónica for a period of 18 months from the date of authorization. The new authorization also applies to companies under our control. Pursuant to the new authorization, the aggregate nominal value of the shares held by us or any of our subsidiaries cannot exceed 5% of our shareholders’ equity. Consistent with applicable Spanish laws and regulations and the authorization of our shareholders, from time to time we or our affiliates engage in transactions involving securities of members of the Telefónica Group. These transactions may include purchases of shares of group members, forward contracts with respect to these shares and other similar transactions. At the general meeting of shareholders held in April 2004, this authorization was extended for an additional 18 months from the date of the meeting.

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

Dividend and Liquidation Rights

At the general meeting of shareholders held on April 11, 2003, we announced a new dividend policy aimed at providing cash dividend payments. The meeting approved a € 0.25 dividend payment per share for 2003. The first payment of € 0.13 per share was made effective on July 3, 2003, and the second payment of € 0.12 per share was made effective on October 15, 2003. At the annual general meeting of shareholders held on April 30, 2004, the shareholders approved the distribution of a dividend of €0.20 per share payable in cash and a distribution of €0.20 as share premium per share payable in cash. The first payment of €0.20 per share payable from 2003 net income was effective on May 14, 2004 and the second payment of €0.20 per share from Additional Paid- in capital reserve will be made on November 12, 2004.

According to Spanish law and our bylaws, dividends may only be paid out of profits or distributable reserves if the value of our net worth is not, and as a result of such distribution would not be, less than its capital stock. Pursuant to Spanish law, we are required to reserve 10% of our fiscal year net income until the amount in its legal reserve reaches 20% of our capital. Our legal reserve is currently at 20%.

Dividends payable by us to non-residents of Spain ordinarily are subject to a Spanish withholding tax. For the tax implications of dividends, see “—Taxation”.

Upon our liquidation, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts and taxes and expenses of the liquidation. Any change in the rights of shareholders to receive dividends and payment upon liquidation would require an amendment to our bylaws by resolution adopted by a general meeting of shareholders. If there were more than one class of shares, such amendment would also require the approval of each class of shareholders affected by the amendment.

Preemptive Rights and Increases of Share Capital

Pursuant to the Spanish Corporations Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares and for bonds convertible into shares. Such rights may not be available under special circumstances if precluded by a resolution passed at a general meeting of shareholders in accordance with Article 159 of the Spanish Corporations Law, or the Board of Directors, if authorized. Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration. Such rights:

•	are transferable;

•	may be traded on the Automated Quotation System; and

•	may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

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

The following is a general summary of certain material Spanish and United States federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the

“Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990, together with related protocol (the “Treaty”), all as currently in effect and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a)	who is one of the following:

i.	a citizen or individual resident of the United States for U.S. federal income tax purposes,

ii.	a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

iii.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

iv.	a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

(b)	who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

(c)	who holds the shares or ADSs as capital assets;

(d)	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Telefónica S.A.; and

(e)	whose holding is not effectively connected with (1) a permanent establishment in Spain through which such person carries on or has carried on a business, or (2) a fixed base in Spain from which such person performs or has performed independent personal services.

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

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

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

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a U.S. Holder of shares or ADSs are subject to an income tax withheld at source on the gross amount of dividends, currently at a 15% tax rate. In 2001 and 2002, the applicable withholding rate was 18%.

Spanish Refund Procedure

In the event that income tax was withheld or paid at a rate exceeding the rate provided under the Treaty, the Royal Decree 326/1999 and Order of December 23, 2003 (the “Order”) prescribe the procedure for requesting from the Spanish taxing authorities a refund of the excess amount withheld or paid. To pursue the refund claim, the Order requires the U.S. Holder to file:

•	a Spanish Form 210;

•	a certificate of residence on IRS Form 6166 from the United States Internal Revenue Service (the “IRS”) stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty. Beginning July 5, 2004, U.S. Holders must request the Form 6166 certificate of residence by filing Form 8802 with the IRS. The applicant must attach to Form 8802 a statement declaring that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed;

•	a certificate from the Depositary (in the case of holders of ADSs) or the holder’s broker (in the case of holders of shares) representing that, at the dividend payment date, such holder is the beneficial owner of the shares or ADSs; and

•	a certificate issued by Telefónica, S.A. providing that Spanish income tax was withheld with respect to such U.S. Holder.

The refund claim must be filed within four years from the date on which the withheld tax was collected by the Spanish tax authorities.

U.S. Holders are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Taxation of Extraordinary Distributions

In 2003 we made a special distribution of euro 0.25 per share (payable in two installments) consisting of a distribution of paid-in surplus. In 2003 we made an in-kind distribution of our paid-in surplus by means of the allotment of shares of the company Antena 3 de Televisión, S.A. (“A3”). Under Spanish law, these distributions are subject to special tax treatment. In general, the amount of these distributions received in cash or in kind are not taxable under Spanish income tax law but instead reduces the acquisition cost of the Telefónica shares or ADSs for Spanish tax purposes (i.e., in the event of a subsequent sale or disposition of the Telefónica shares or ADSs, the amount of gain realized will be higher). In the case of the distribution of A3 shares, the amount by which a holder must reduce the acquisition cost of its Telefónica shares or ADSs will be the market value of the A3 shares received. However, if the amount of the distributions received in cash or in kind is greater than the holder’s adjusted acquisition cost for the Telefónica shares or ADSs, then the amount by which the distributions exceed the holder’s adjusted acquisition cost generally will be subject to tax in Spain (i) at the tax rate applicable to dividends for holders of shares or ADSs resident in Spain for tax purposes or operating through a permanent establishment in Spain, and (ii) at a 15% tax rate for holders of shares or ADSs not resident in Spain for tax purposes and not operating through a permanent establishment in Spain. If the amount of the distribution exceeds the adjusted acquisition cost of a U.S. Holder for the Telefónica shares or ADSs, that U.S. Holder (not operating through a permanent establishment) may be subject to tax on the excess at 15% and be required to file a Spanish Form 210 within one month of the distribution. No amount will be withheld by us in respect of Spanish taxes on this distribution.

On May 14, 2004, we made a dividend distribution in cash of €0.20 per share from net income and on November 12, 2004 a special distribution consisting of a distribution of €0.20 per share payable in cash from additional paid-in capital reserve (applying to the above regime) will be made.

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish income tax is generally levied at a 35% tax rate on capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain. Spanish income tax will be levied at a 15% tax rate on capital gains if such gains are derived from the transfer or refund of shares and investments in “collective investment schemes” such as investment companies or investment funds.

Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the twelve months preceding the disposition of the stock. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty. Spanish law requires that both of these forms be filed within one month from the date in which the capital gain is realized. Beginning July 5, 2004, U.S. Holders must request the Form 6166 certificate of residence by filing Form 8802 with the IRS. The applicant must attach to Form 8802 a statement by the Holder declaring that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed.

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

Spanish Inheritance and Gift Taxes

Transfers of shares or ADSs on death and by gift are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the beneficiary. However, the Spanish tax authorities may seek to tax inheritances or gifts of shares or ADSs independently of the place of residence of the beneficiary. The applicable tax rate, after applying all relevant factors, ranges from between 7.65% and 81.6% for individuals. Gifts of shares granted to corporations are subject to corporate tax which is generally levied at the rate of 35%.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value added tax. Additionally, no stamp tax will be levied on such transfers.

United States Federal Income Tax Considerations

Taxation of Dividends

The gross amount of a distribution (other than certain distributions of Telefónica, S.A. shares), including the amount of any Spanish taxes withheld, paid to a U.S. Holder generally will be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction.

The amount of any distribution paid in euro, including the amount of any Spanish taxes withheld therefrom, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euro calculated by reference to the spot rate in effect on the date of receipt (by a U.S. Holder, in the case of shares, or by the ADS Depositary, in the case of ADSs), regardless of whether the euro are converted into U.S. dollars. If the euro are converted into U.S. dollars on the date of receipt, a U.S. Holder of shares generally will not be required to recognize foreign currency gain or loss in respect of the distribution. If the euro received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder of shares will have a basis in the euro equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the euro will be treated as U.S. source ordinary income or loss. In the case of a U.S. Holder of ADSs, the amount of any distribution paid in euro generally will be converted into U.S. dollars by the ADS Depositary upon its receipt. Accordingly, a U.S. Holder of ADSs generally will not be required to recognize any foreign currency gain or loss in respect of the distribution.

In 2003 we made a special distribution of euro 0.25 per share (payable in two installments) on all outstanding shares, consisting of a distribution of paid-in surplus. In 2003 we also made an in-kind distribution of our paid-in surplus by means of the allotment of shares of the company Antena 3 de Televisión, S.A. (“A3”). U.S. Holders generally will not be subject to Spanish tax or withholding on these distributions. However, if the amount of the distributions exceeds the U.S. Holder’s acquisition cost of the Telefónica shares or ADSs, the U.S. Holder may be subject to Spanish tax on this excess. See “—Taxation of Extraordinary Distributions”. For U.S. federal income tax purposes, these distributions will be treated as dividends and will be subject to the tax treatment described above (despite the fact that they may not be treated as dividends for Spanish tax purposes). The amount includible in income in the case of a distribution of property other than cash (such as the A3 shares) is the fair market value of that property (determined in U.S. dollars) on the date it is distributed. In the case of property that is publicly traded, this is generally equal to the mean between the high and the low of the trading prices on the relevant date.

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

Taxation of Capital Gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be U.S. source gain or loss, and will be treated as long term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs exceeds one year. If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

Under the Treaty, gains on the sale or other disposition of the shares or ADSs by a U.S. Holder will not be subject to Spanish tax as long as the gain is not attributable to a permanent establishment in Spain, the Holder has not, at any time during the 12-month period before the disposition, held, directly or indirectly, 25% or more of the of the capital of the Company and if the Holder provides the relevant Spanish tax authorities with both an IRS certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210, as described above. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. Special rules apply to individuals who are residents of more than one country.

Applicants are advised to submit Form 8802 and the accompanying declaration to the IRS well in advance of the date on which the Form 6166 that will be issued by the IRS may be required by the Spanish tax authorities, as there may be delays in obtaining the necessary forms. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale of shares or ADSs and the procedures available for an exemption from such tax.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income). For this purpose, “qualified dividend income” generally includes dividends paid on shares in U.S. corporations as well as dividends paid on shares in certain non-U.S. corporations if, among other things, certain minimum holding periods are met, and if (i) the shares (or ADSs) with respect to which the dividend is paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (such as the U.S.-Spain income tax treaty). We currently anticipate that dividends paid by us with respect to our shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals who meet certain requirements should be entitled to the reduced rates of tax, as applicable. However, some of the eligibility requirements for non-U.S. corporations are not entirely clear and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Passive Foreign Investment Company Rules

We believe that we have not been, are not, and are not likely to become a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, certain adverse consequences could apply to the U.S. Holder.

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

U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our shares or ADSs.

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

We have appointed Citibank, N.A. to act as depositary for the Telefónica ADSs. Citibank will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of Telefónica. Any record holder of Telefónica ADSs may read such reports, notices or summaries thereof, and communications at Citibank’s office located at 111 Wall Street, New York, New York 10043.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to diverse financial market risks due to (i) our business activities, (ii) the debt acquired to finance our business, (iii) our shareholdings in various companies, and (iv) other related financial instruments that we have entered into.

The main market risks that affect the companies in the Telefónica Group are:

•	Exchange rate risk. This risk arises mainly due to (i) our international presence and resulting investments in Latin America, and (ii) debt denominated in currencies other than the euro or denominated in the currencies of countries where our businesses are located.

•	Interest rate risk. This risk arises mainly due to fluctuations in the interest rates affecting (i) the financial costs associated with variable interest rate debt (or debt with short term maturity and foreseeable renewal), and (ii) the value of our long-term liabilities with fixed interest rates (the market value of this debt rises when interest rates drop).

•	Share price risk. This risk arises mainly due to (i) the variation in value of our shareholdings in other companies that are not globally or proportionally consolidated, (ii) derivatives affecting our shareholdings, (iii) our own shares held in our portfolio (treasury shares) and (iv) derivatives affecting our own shares or the shares of companies in which we hold an interest.

We also face liquidity risk and “country risk”. Liquidity risk arises due to the possible imbalances between our capital needs (due to operating and financial expenses, investment, debts that have matured, dividends committed) and our sources of funds (revenue, divestments, financing commitments with financial institutions, operations on capital markets).

“Country risk”, which is directly related to market and liquidity risks, consists of the possibility of either, loss of value of the assets or decrease of cash flows generated by such assets and transferred to us. This risk is a direct consequence of political, economic and social instability in the countries in which the Telefónica Group operates, especially Latin America.

The Telefónica Group actively manages the above mentioned risks, in order to:

•	stabilize cash flows to facilitate financial planning in order to meet our capital requirements;

•	facilitate the understanding and the prediction of our future results by investors;

•	the value of our equity, protecting the value of the investment made.

In the event any of these objectives conflict with each other, our management evaluates the policy to be followed in each particular situtation. In our risk management we use derivative financial instruments, mainly related to exchange rates, interest rates and share prices.

Exchange Rate Risk

Our objective in exchange risk management is that, in the event of depreciation of the Latin American local currencies, potential losses in the value of the assets related to our business are compensated with savings coming from reduction in the euro value of the our debt denominated in Latin American currencies.

To that end, our aim has been that, in the event of depreciation of the Latin American local currencies, the decrease in the euro value of the debt denominated in non-euro currencies covers the decrease in cash flows expected for a two-year period. Our estimates show that the depreciation of the Latin American currencies compared to versus the euro, throughout 2002 and 2003 has resulted in a decrease of €3.2 billion of cash outflow generated by us over the last two years. This figure is the result of comparing real figures in euro for cash flows in 2002 and 2003, with the value in euro that cash flows would have reached in 2002 and 2003 if the Latin American exchange rates had remained stable at year 2001 levels. On the other hand, the depreciation in 2002 and 2003 of the Latin American currencies has affected our debt resulting in savings of approximately €3.86 billion, when translating the debt denominated in local currency to euro. Thus, the accumulated cash flow loss over the last two years has been offset by the debt savings. When that effect is measured only for 2003, it results in a loss of cash flows of €196 million (when compared with the exchange rates of 2002 in relation to the euro). This loss would be compensated by savings of €859 million (when measured in euros) of the debt in non-euro currencies.

The protection against future depreciation of Latin American currencies in relation to the euro is based on incurring in debt denominated in Latin American currencies. Excluding Mexico (which is a net receiver of cash flow), at December 31, 2003, our debt denominated in Latin American currencies (other than the Mexican peso) was equivalent to 1.7 times the cash flow generated by our Latin American operations. However, this debt is not uniformly distributed as a proportion of cash flow generated by each of our Latin American companies, so their future effectiveness will depend on where an eventual depreciation takes place.

Also, we protect against the loss of value of our Latin American assets due to a currency effect by incurring U.S. dollar denominated debt. At December 31, 2003 our net debt (gross debt minus short-term financial assets) denominated in U.S. dollars was equivalent to €1 billion. That net amount of debt as of December 2003 was less than our U.S. dollar denominated debt at the beginning of 2003, after taking into account the conversion to euros (through derivative operations) of nearly U.S.$4.8 billion in debt associated with our investment in Brazil. This U.S. dollar denominated debt was converted to euro due to a decreased effectiveness of the U.S. Dollar as coverage for the Brazilian reais. This occurred because the parity between both currencies in relation to the euro dropped over the second semester of 2002 (due to a strong depreciation of the real Brazilian reais during this period) and the first semester of 2003 a period with appreciation of the real Brazilian reais during this period and depreciation of the U.S. dollar. The conversion of the U.S.$4.8 billion in net debt created a positive result of €267.5 million, due to the depreciation of the U.S. dollar at the beginning of the 2003 until the conversion to euro was realized. As a substitute for the coverage protection of our U.S. dollar denominated debt that was converted to euro, we traded financial option structures with maturity distributed throughout 2004 amounting to approximately US$2.2 billion. This transaction allowed for protection against the further depreciation of the U.S. dollar against the euro, without the negative effect of an appreciation of the U.S. dollar denominated debt.

Another essential element of our exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The difficulties to minimize the risk have arisen due to the difficulty in covering the external U.S. dollar denominated debt for our subsidiaries in Argentina through derivative contracts. The U.S. dollar denominated debt of our U.S. subsidiaries was equivalent to €815 million at December 31, 2003. Our inability to cover such debt through derivative contracts had a beneficial impact in 2003. The appreciation of the Argentinean peso against the U.S. dollar provided a gain equivalent to €134 .4 million. That amount, along with the €267.5 million gained due to conversion of debt denominated in dollars associated to our investments in Brazil, led to a positive financial result due to the exchange rate effects amounting to €401.9 million.

Tabular description of market rate sensitive instruments

At December 31, 2003, we did not maintain any financial instruments for trading purposes. The tables below describe the financial instruments bearing market risk (interest rate risk and foreign exchange risk) for the companies consolidated in the Telefónica Group. Financial instruments reflected in this table comprise debt, temporary financial investments, cash, bank balances and associated derivatives without an optionality feature (mainly interest rate swaps, cross currency swaps and currency forwards). This information has been prepared as follows:

•	The debt obligations are divided according to their final characteristics after taking into account the effect of the associated derivative instruments. They are classified according to the currency in which they are denominated, within the following categories:

•	euro

•	European currencies other than the euro

•	U.S. dollar

•	Latin American currencies

•	Asian currencies

•	The table below shows the total foreign currency exchange rate exposure for each currency.

•	Each such currency category is further divided into interest rate features:

•	Floating rate interest

•	Fixed rate interest

•	Interest rate bounded with options

In addition, a calendar describing the maturity dates is given for each combination of currency and interest rate feature. In this way each column shows the notional amount of each debt obligation taking into account associative derivatives maturing in the year indicated at the top of the column through a five-year period. The notional amount outstanding after such five-year period is shown as an aggregate amount in the next column. The column “Total” sums all of the notional amounts.

This disclosure allows investors to understand the interest rate exposure and to determine future cash flows for the near future.

•	Notional amounts do not include accrued interest, except for zero coupon bonds, which include accrued interest from inception to the date of each table.

•	The fair value columns show the value for (i) the underlying debt,(ii) the derivatives linked to the underlying debt, and (iii) the total (the sum of the two previous values).

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS

AT DECEMBER 31, 2003

	MATURITY DATES							FAIR VALUE (EUR Mo)
	2004	2005	2006	2007	2008	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EURO	547	4.039	2.133	628	949	5.125	13.421	10,323	3,971	14.294	13.421

Floating Rate	(364)	2,139	1,077	(36)	479	748	4,043	3,092	996	4,088	4,043
Spread -Ref Euribor	(3.39)%	0.90%	0.17%	(0.41)%	(0.53)%	0.61%	0.88%
Fixed Rate	836	1,900	1,056	664	470	4,377	9,303	7,156	2,975	10,131	9,303
Interest Rate	(2.89)%	8.74%	5.18%	5.70%	4.83%	5.92%	5.55%
Bounded Rate	75	—	—	—	—	—	75	75	—	75	75

Other European Currencies	284	—	—	—	—	—	284	—	291	291	284

Instruments in GBP	284	—	—	—	—	—	284	—	291	291	284
Floating Rate	170	—	—	—	—	—	170	—	173	173	170
Spread	—	—	—	—	—	—	—
Fixed Rate	114	—	—	—	—	—	114	—	118	118	114
Interest Rate	6.25%	—	—	—	—	—	6.25%

AMERICA	906	785	652	638	304	2,080	5,365	8,841	(2,942)	5,898	5,365

Instruments in USD	(1,254)	123	330	484	215	1,918	1,816	8,575	(6,248)	2,327	1,816
Floating Rate	(876)	71	(13)	167	78	158	(415)	1,774	(2,123)	(348)	(415)
Spread	(0.57)%	4.14%	(7.87)%	1.03%	1.05%	(0.00)%	(2.77)%
Fixed Rate	(378)	52	343	317	137	1,760	2,231	6,800	(4,125)	2,676	2,231
Interest Rate	(21.87)%	(4.39)%	8.84%	9.37%	7.81%	8.26%	13.29%
Instruments in ARS	60	2	2	7	—	0	70	29	40	70	70
Floating Rate	41	—	—	—	—	—	41	—	40	40	41
Spread	—	—	—	—	—	—	—
Fixed Rate	19	2	2	7	—	0	29	29	—	29	29
Interest Rate	21.11%	6.00%	6.00%	5.72%	—	10.38%	15.65%
Instruments in BRL	911	295	107	65	61	49	1,489	(206)	1,707	1,500	1,489
Floating Rate	846	21	60	65	61	49	1,103	(206)	1,334	1,128	1,103
Spread	(0.36)%	(9.25)%	(4.06)%	(3.86)%	(4.42)%	(5.50)%	(1.39)%
Fixed Rate	65	274	47	—	—	—	386	—	372	372	386
Interest Rate	28.83%	15.75%	—	—	—	—	16.04%
Instruments in CLP	60	3	—	—	—	—	63	(21)	82	62	63
Floating Rate	80	3	—	—	—	—	84	—	82	82	84
Spread	—	—	—	—	—	—	—
Fixed Rate	(21)	—	—	—	—	—	(21)	(21)	—	(21)	(21)
Interest Rate	0.84%	—	—	—	—	—	0.84%
Instruments in UFC	820	112	32	7	7	81	1,060	235	822	1,058	1,060
Floating Rate	811	105	25	—	—	—	940	101	822	924	940
Spread	0.08%	0.08%	0.33%	—	—	—	0.09%
Fixed Rate	10	7	7	7	7	81	120	134	—	134	120
Interest Rate	6.36%	6.58%	6.58%	6.58%	6.58%	6.70%	6.64%
Instruments in PEN	292	116	76	3	14	22	523	210	318	528	523
Floating Rate	113	38	—	—	—	—	151	—	147	147	151
Spread	—	—	—	—	—	—	—
Fixed Rate	179	78	76	3	14	22	372	210	171	381	372
Interest Rate	4.93%	5.60%	6.18%	6.25%	7.94%	5.97%	5.52%
Instruments in COP	1	—	6	—	—	—	6	7	—	7	6
Fixed Rate	1	—	6	—	—	—	6	7	—	7	6
Interest Rate	54.75%	—	15.00%	—	—	—	18.60%
Instruments in MXN	17	135	100	71	6	9	337	11	336	347	337
Floating Rate	3	72	3	11	3	4	97	—	96	96	97
Spread	(0.52)%	(0.49)%	(0.52)%	(0.66)%	(0.52)%	(0.52)%	(0.52)%
Fixed Rate	14	63	97	60	3	4	241	11	240	251	241
Interest Rate	7.03%	9.46%	7.75%	7.93%	8.83%	8.83%	8.23%
Instruments in GTQ	(1)	—	—	—	—	—	(1)	(1)	—	(1)	(1)
Fixed Rate	(1)	—	—	—	—	—	(1)	(1)	—	(1)	(1)
Interest Rate	—	—	—	—	—	—	—

ASIA	(1)	0	0	0	—	—	(0)	428	(427)	1	(0)

Instruments in JPY	(1)	0	0	0	—	—	(0)	428	(427)	1	(0)
Floating Rate	0	0	0	0	—	—	1	231	(229)	1	1
Spread	3.79%	3.79%	3.79%	3.79%	—	—	3.79%
Fixed Rate	(2)	—	—	—	—	—	(2)	197	(197)	(0)	(2)
Interest Rate	3.44%	—	—	—	—	—	3.44%

AFRICA	31	—	—	—	—	—	31	—	32	32	31

Instruments in MAD	31	—	—	—	—	—	31	—	32	32	31
Fixed Rate	31	—	—	—	—	—	31	—	32	32	31
Interest Rate	8.90%	—	—	—	—	—	8.90%

TOTAL	1,767	4,825	2,785	1,267	1,253	7,205	19,101	19,592	925	20,517	19,101

Total Floating Rate	825	2,450	1,152	208	621	960	6,215	4,992	1,339	6,332	6,215
Total Fixed Rate	868	2,375	1,633	1,059	632	6,245	12,811	14,525	(414)	14,110	12,811
Total Bounded Rate	75	—	—	—	—	—	75	75	—	75	75

EXCHANGE RATE OPTIONS	(102)	—	—	—	—	—	(102)	—	(102)	(102)	(102)

OTHER LIABILITIES											237

NET DEBT											19,235

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.

SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2003

DETAIL FOR INTEREST RATE SWAPS

(Millions of €)

	MATURITY DATES
	2004	2005	2006	2007	2008	Subsequent	TOTAL	Fair Value	Book Value
EURO	—	—	—	—	—	—	—	1	—

Fixed to floating	—	—	—	—	—	—	—	(114)	—

Receiving leg	(290)	(85)	(34)	(241)	(640)	(52)	(1,343)	(1,448)	(1,343)
Average Interest Rate	4.44%	2.52%	5.77%	5.72%	4.94%	6.37%	4.90%
Paying leg	290	85	34	241	640	52	1,343	1,334	1,343
Average Spread	(0.09)%	(0.10)%	(0.51)%	0.05%	(0.71)%	0.03%	(0.36)%

Floating to fixed	—	—	—	—	—	—	—	116	—

Receiving leg	(2,060)	(130)	(75)	(282)	(681)	(26)	(3,253)	(3,255)	(3,253)
Average Spread	0.00%	0.02%	—	0.17%	-0.32%	—	-0,05%
Paying leg	2,060	130	75	282	681	26	3,253	3,370	3,253
Average Interest Rate	3.30%	4.95%	5.44%	5.67%	4.86%	4.98%	3.96%

Floating to floating	0	0	0	0	—	—	0	(17)	0
Receiving leg	(215)	(290)	(28)	(57)	—	(350)	(940)	(966)	(940)
Average Spread	0.23%	0.34%	—	0.26%	—	0.54%	0.37%
Paying leg	215	290	28	57	—	350	940	949	940
Average Spread	0.23%	0.29%	0.15%	0.33%	—	0.13%	0.22%
USD	—	—	—	—	—	—	—	(111)	—

Fixed to floating	—	—	—	—	—	—	—	(132)	—

Receiving leg	(1.653)	(817)	—	—	—	(515)	(2,984)	(3,126)	(2,984)
Average Interest Rate	2.51%	7.31%	—	—	—	4.71%	4.20%
Paying leg	1,653	817	—	—	—	515	2,984	2,994	2,984
Average Spread	—	0.53%	—	—	—	—	0.15%

Floating to fixed	—	—	—	—	—	—	—	21	—

Receiving leg	—	(143)	(48)	(48)	(24)	(356)	(618)	(618)	(618)
Average Spread	—	0.01%	0.08%	0.08%	0.08%	—	0.02%
Paying leg	—	143	48	48	24	356	618	639	618
Average Interest Rate	—	2.62%	6.63%	6.63%	6.63%	4.08%	4.23%

GBP	—	—	—	—	—	—	—	4	—

Floating to fixed	—	—	—	—	—	—	—	4	—

Receiving leg	(114)	—	—	—	—	—	(114)	(114)	(114)
Average Spread	—	—	—	—	—	—	—
Paying leg	114	—	—	—	—	—	114	118	114
Average Interest Rate	6.25%	—	—	—	—	—	6.25%

BRL	—	—	—	—	—	—	—	(1)	—

Floating to fixed	—	—	—	—	—	—	—	(1)	—

Receiving leg	(30)	(274)	—	—	—	—	(304)	(309)	(304)
Average Spread	—	—	—	—	—	—	—
Paying leg	30	274	—	—	—	—	304	308	304
Average Interest Rate	15.70%	15.75%	—	—	—	—	15.75%

MXN	—	—	—	—	—	—	—	11	—

Floating to fixed	—	—	—	—	—	—	—	11	—

Receiving leg	(1)	(51)	(95)	(53)	(1)	(2)	(204)	(201)	(204)
Average Spread	(0.54)%	(0.06)%	(0.63)%	(0.83)%	(0.54)%	(0.54)%	(0.54)%
Paying leg	1	51	95	53	1	2	204	212	204
Average Interest Rate	8.43%	9.43%	7.73%	7.94%	8.43%	8.43%	8.22%

The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2003. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	INTEREST RATE OPTIONS
	2004	2005	2006	2007	2008	2009+
Collars
Notional bought	74,819,685				60,101,210	1,500,000,000
Strike Cap	7.125				5.520	6.823
Strike Floor	4.125				5.415	4.184
Caps
Notional sold					60,101,210
Strike					7.000
Floors
Notional sold						1,082,618,658
Strike						2.705
Notional bought						400,000,000
Strike						2.125

	FOREIGN EXCHANGE OPTIONS
	2004	2005	2006	2007	2008	2009 +
Call BRL / Put EUR
Notional bought options	17,300,000
Strike	3.769
Notional sold options
Strike
Call MXN / Put EUR
Notional bought options	243,018,713
Strike	13.846
Notional sold options
Strike
Call USD / Put ARS
Notional bought options	11,979,813
Strike	2.974
Notional sold options	18,146,296
Strike	3.272
Put USD / Call ARS
Notional bought options
Strike
Notional sold options	13,841,424
Strike	2.574
Put USD / Call BRL
Notional bought options	3,721,298
Strike	3.292
Notional sold options
Strike
Call USD / Put BRL
Notional bought options
Strike
Notional sold options	237,529,691
Strike	2.250
Put USD / Call EUR
Notional bought options	2,628,368,963
Strike	1.1901
Notional sold options	1,946,472,684
Strike	1.2607
Call USD / Put EUR
Notional bought options	591,448,931
Strike	1.2293
Notional sold options	232,779,097
Strike	1.2096

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS

AT DECEMBER 31, 2002

	MATURITY DATES							FAIR VALUE
	2003	2004	2005	2006	2007	Subsequent	Total	Underlying Debt	Associated Derivatives	Total	Book Value
	(millions of euro)
EURO	1,553	2,624	2,282	956	555	2,016	9,986	11,053	(404)	10,649	9,986
Floating Rate	166	1,045	592	(100)	10	876	2,589	5,584	(2,914)	2,670	2,589
Spread—Ref Euribor	5.29%	1.11%	1.20%	(2.12%)	1.36%	(0.25%)	1.07%
Fixed Rate	1,387	1,580	1,690	1,056	545	1,079	7,337	5,409	2,507	7,916	7,337
Interest Rate	4.88%	4.60%	8.82%	5.18%	5.72%	5.29%	5.89%
Bounded Rate						60	60	60	3	63	60
Less than 3 years
More than 3 years						60	60	60	3	63	60
Other European Currencies	84	307					392	7	396	404	392
Instruments in GBP	77	307					384		396	396	384
Floating Rate	77	184					261		266	266	261
Spread
Fixed Rate		123					123		131	131	123
Interest Rate		6.25%					6.25%
Instruments in CHF	7						7	7		7	7
Floating Rate
Spread
Fixed Rate	7						7	7		7	7
Interest Rate	2.18%						2.18%
AMERICA	1,408	1,079	1,961	2,178	688	4,457	11,872	13,404	475	13,879	11,871
Instruments in USD	(1,061)	(210)	1,722	1,928	577	4,463	7,420	12,680	(3,210)	9,469	7,420
Floating Rate	(4,605)	(488)	354	1,545	401	(116)	(2,909)	1,630	(4,441)	(2,811)	(2,909)
Spread	(0.11)%	(2.25)%	1.45%	0.26%	0.82%	(2.09)%	(1.07)%
Fixed Rate	2,516	278	891	383	176	4,389	8,633	9,545	949	10,494	8,633
Interest Rate	5.32%	6.00%	6.29%	10.08%	7.32%	7.59%	6.85%
Bounded Rate	1,028		477			191	1,695	1,505	282	7,786	1,695
Less than 3 years	1,028		477				1,505	1,505	68	1,572	1,505
More than 3 years						191	191		214	214	191
Instruments in CAD	0	0	0				0	0		0	0
Floating Rate
Spread
Fixed Rate	0	0	0				0	0		0	0
Interest Rate	3.00%	3.00%	3.00%				3.00%
Instruments in ARS	(21)	44	2	2			27	8		8	27
Floating Rate
Spread
Fixed Rate	(21)	44	2	2	2		27	8		8	27
Interest Rate	7.04%	9.94%	6.00%	6.00%	6.00%		11.52%
Instruments in BRL	989	868	18	27	16	(23)	1,896	95	1,767	1,861	1,895
Floating Rate	857	873	18	27	16	(23)	1,768	93	1,622	1,715	1,768
Spread	0.29%	0.15%					0.22%
Fixed Rate	132	(5)					128	2	144	146	128
Interest Rate	35.21%	29.84%					35.42%
Instruments in CLP	34	4					37	(2)	39	37	37
Floating Rate	36	4					39		39	39	39
Spread
Fixed Rate	(2)						(2)	(2)		(2)	(2)
Interest Rate	3.00%						3.00%
Instruments in UFC	727	361	50	34	10	104	1,287	319	985	1,303	1,287
Floating Rate	694	353	40	24			1,111	107	985	1,092	1,111
Spread	0.01%	0.19%	0.20%	0.33%			0.08%
Fixed Rate	34	8	10	10	10	104	175	211		211	175
Interest Rate	2.15%	6.25%	6.28%	6.28%	6.28%	6.40%	5.56%
Instruments in PEN	720	7		56	3	13	800	277	520	797	800
Floating Rate	446						446		438	438	446
Spread
Fixed Rate	274	7		56	3	13	354	277	82	359	354
Interest Rate	6.17%	6.87%		6.57%	6.25%	7.00%	6.28%
Instruments in COP	1			9			9	11		11	9
Floating Rate
Spread
Fixed Rate	1			9			9	11	—	11	9
Interest Rate	15.00%			15.00%			15.00%
Instruments in VEB
Floating Rate
Spread
Fixed Rate
Interest Rate

	Maturity Date							Fair Value
	2003	2004	2005	2006	2007	Subsequent	Total	Underlying Debt	Associated Derivatives	Total	Book Value
	(millions of euro)
Instruments in MXN	16		169	123	79		387	9	374	384	387
Floating Rate			100	123	79		302		297	297	302
Spread			(0.48)%	(0.64)%	(0.82)%		(0.63)%
Fixed Rate	16		69				85	9	78	87	85
Interest Rate	10.25%		9.68%				9.79%
Instruments in GTQ	3	6					9	8		8	9
Floating Rate
Spread
Fixed Rate	3	6					9	8		8	9
Interest Rate	10.71%	10.71%					10.71%
ASIA	(1)						(1)	485	(487)	(2)	(1)
Instruments in JPY	(1)						(1)	485	(487)	(2)	(1)
Floating Rate								242	(242)	0
Spread
Fixed Rate	(1)						(1)	244	(245)	(1)	(1)
Interest Rate	1.05%						1.05%
AFRICA	33						33		35	35	33
Instruments in MAD	33						33		35	35	33
Floating Rate
Spread
Fixed Rate	33						33		35	35	33
Interest Rate	13.90%						13.90%
Total	3,077	4,011	4,243	3,134	1,243	6,573	22,281	24,950	15	24,965	22,281
Exchange Rate Options	(15)	52					37		37	37	37
Other Liabilities											215
Net Debt											22,533

(1)	Zeros indicate a positive or negative figure which, when rounded, is equivalent to zero.

The table below is an extract of the previous table that shows the sensitive to interest rates originated by our position on interest rate swaps.

SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2002

DETAIL FOR INTEREST RATE SWAPS

(Millions of €)

	MATURITY DATES							Fair Value	Book Value
	2003	2004	2005	2006	2007	Subsequent	TOTAL
EURO	—	—	—	—	—	—	—	14	—
Fixed to floating	—	—	—	—	—	—	—	(117)	—

Receiving leg	73	(290)	(85)	(34)	(241)	(692)	(1,270)	(1,373)	(1,270)
Average Interest Rate	11.93%	4.44%	2.52%	5.77%	5.72%	5.05%	4.49%
Paying leg	73	290	85	34	241	692	1,270	1,256	1,270
Average Spread	-0.57%	-0.09%	0.10%	-0.51%	0.05%	-0.66%	-0.34%

Floating to fixed	—	—	—	—	—	—	—	131	—

Receiving leg	(595)	(860)	(130)	(75)	(225)	(707)	(2,591)	(2,593)	(2,591)
Average Spread	0.06%	0.00%	0.02%	—	0.08%	-0.31%	-0.06%
Paying leg	595	860	130	75	225	707	2,591	2,723	2,591
Average Interest Rate	4.62%	4.71%	4.95%	5.44%	5.66%	4.86%	4.85%

USD	—	—	—	—	—	—	—	(81)	—

Fixed to floating	—	—	—	—	—	—	—	(228)	—

Receiving leg	(715)	(572)	(984)	—	—	(191)	(2,462)	(2,714)	(2,462)
Average Interest Rate	2.74%	5.07%	7.31%	—	—	6.75%	5.42%
Paying leg	715	572	984	—	—	191	2,462	2,486	2,462
Average Spread	-0.00%	—	0.53%	—	—	—	0.21%

Floating to fixed	—	—	—	—	—	—	—	147	—

Receiving leg	(3,300)	(791)	(677)	(81)	(57)	(458)	(5,363)	(5,381)	(5,363)
Average Spread	0.00%	0.01%	0.04%	0.09%	0.08%	0.00%	0.01%
Paying leg	3.300	791	677	81	57	458	5,363	5,527	5,363
Average Interest Rate	2.99%	2.58%	5.83%	6.43%	6.63%	4.24%	3.48%

GBP	—	—	—	—	—	—	-—	7	—

Floating to fixed	—	—	—	—	—	—	—	7	—

Receiving leg	—	(123)	—	—	—	—	(123)	(124)	(123)
Average Spread	—	—	—	—	—	—	—
Paying leg	—	123	—	—	—	—	123	131	123
Average Interest Rate	—	6.25%	—	—	—	—	6.25%

BRL	—	—	—	—	—	—	-—	(1)	—

Fixed to floating	—	—	—	—	—	—	—	(1)	—

Receiving leg	(5)	(6)	—	—	—	—	(11)	(12)	(11)
Average Interest Rate	24.81%	25.86%	—	—	—	—	25.41%
Paying leg	5	6	—	—	—	—	11	11	11
Average Spread	—	—	—	—	—	—	—

MXN	—	—	—	—	—	—	—	2	—

Floating to fixed	—	—	—	—	—	—	—	2	—

Receiving leg	(7)	—	(28)	—	—	—	(34)	(34)	(34)
Average Spread	—	—	—	—	—	—	—
Paying leg	7	—	28	—	—	—	34	35	34
Average Interest Rate	9.91%	—	9.65%	—	—	—	9.70%

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

Interest Rate Risk

We actively manages our interest rate risk exposure. We pursue several derivative strategies, including swaps or options in order to hedge either our debt’s fair value or cash flows for interest expenses. In some cases, when we determine to swap debt from fixed rates into floating rate (or vice versa) at certain target levels, we sell to financial institutions the right to enter into the swap at some future date. The sale of such option is classified as held for trading purposes.

Our interest rate risk exposure is mainly reflected in our consolidated income statement, as accrued financial expenses would be higher in a scenario of rising interest rates. This increase would come from floating rate debt and short term debt, which would typically be refinanced when maturing.

Accordingly, our financial costs are mainly sensitive to fluctuations in interest rates index, mainly the Euribor, the Brazilian SELIC rate, the Chilean UF, and the dollar Libor. At December 31, 2003, 53% of our total debt (or 68.9% of the long term debt), had its rate set for a period exceeding one year, an identical proportion to that at December 31, 2002 (representing 65.3% of the long term debt).

Our financial costs in 2003 amounted to €1,462.6 million (excluding the positive exchange rates results of €401 .9 million), 14% less than in 2002. Financial expenses in 2003 amounted to an average cost of 7.1% on the average net debt of the year. The strong increase in the Brazilian SELIC rate (with an average rate of 23.53% in 2003, as compared to 19.25% in 2002) prevented a reduction of the global cost.

At December 31, 2003 we had a high proportion of debt with variable interest rate denominated in euro (55%) and in Brazilian reais (100%). This will allow us to take advantage in 2004 of decreases in interest rates that have already taken place, especially since the month of June 2003 as the official interests rate of the ECB (2%) as well as that of the central bank of Brazil (16.5%) are at their lowest levels of recent years. In fact, the effective average cost of the debt in the second semester of 2003 was 6.6%, 0.5 percentage points lower than the average for the entire year. On the other hand, the dollar denominated debt incurred by the Telefónica Group (and not converted into other currencies by exchange rate derivatives) is maintained at fixed rates practically throughout the year. Due to this, the dollar Libor influenced our financial expenses only through exchange risk hedges under which dollars are purchased only against sale of Latin American currencies, as the price of these hedges depends on both currencies’ interest rates. These kind of hedges are especially relevant in the case of Chile.

As previously mentioned, we actively manage our exposure to interest rates through derivatives. We expected drops in interest rates in 2003 and accordingly did not perform any swap operations to fix interest rates on debt denominated in euro at floating rates. We did, however, sell options on swaps amounting to a notional amount of €1.1 billion, which (if exercised by the counterpart) would have caused in some cases to fix the interest rates paid by us (paying lower levels to those in place at the time of sale of the option) while in other cases it would have involved receiving higher rates to those available at the time of sale of the option (in exchange for paying a variable rate). At December 31, all the options on swaps taken in 2003 had expired, generating a profit of approximately €6 million. After the rise in the U.S. dollar rates in the last four months of the year, the terms of the U.S. dollar debt hedges were extended, receiving a fixed rate for that currency.

Share price risk

We are exposed to equity risks due to movements in the price of our own shares, as a result of our share buy-back program, which was announced in October 2003. This share buy-back program allows us to purchase approximately €4 billion of our shares until and during 2006. The final amount of shares bought pursuant to this program will depend on cash flow generation and the evolution of our share price.

At December 31, 2003 we held more than 40.5 million of our own shares which, if listed below their acquisition cost, would require a provision to be set aside in our consolidated income statement.

We are also exposed to loss in the event of a drop in price of the shares we own as part of our portfolio, which would be offset by our commitment under our share buy-back program. If our share price increases, we would be able to purchase a fewer number of our own shares pursuant to our buy-back program because there is a pre-set maximum amount that we can spend. In order to protect against risk and avoid compromising cash flow not yet generated, we acquired, in the last quarter of 2003, purchase options granting the right (not the obligation) to buy 33 million of our own shares at a preset exercise price, with maturity mainly in mid-2004. The maximum loss that may be experienced in this case is the premium paid for the options, if at maturity the share price is below the exercise price. However, in such case, we would be able to purchase our shares on the open market at a lower price.

We have also entered into operations for a lesser amount consisting of (i) sales of put options (that would obligate us to purchase our own shares if the price of our shares were to significantly decrease) and (ii) structures with call options bought and call options sold at different exercise prices. At December 31, 2003 due to small movements in the price of our shares, the value of these structures would result in an amount equal to directly owning 4.7 million shares.

We are exposed to the fluctuations in the prices of our subsidiaries’ shares, especially to the extent that these are not integrated in our core business, which can make it necessary to valuate them at market prices. For example, the divestment of Antena 3 in 2003 created a profit of €392.3 million.

Liquidity Risk

We aim to adapt the maturity profile of our debt to our cash flow generation capacity to pay our debt obligations, maintaining a certain margin. In practice, that has led to monitoring of two criteria:

1.	The average maturity of the Telefónica Group’s debt must exceed the time required to pay the debt (assuming fulfillment of the internal projections, and all the flows generated being assigned to payment of the debt, and not to dividends or acquisitions).

2.	The Telefónica Group must be able to pay off all of its commitments in the coming 12 months, without having to incur in additional debt (but maintaining the credit lines already firmly committed by financing institutions), assuming budgetary fulfillment.

At December 31, 2003, the average maturity of the net financial debt €19,235 million was six years. At the Investor Conference in October 2003, the Telefónica Group announced that it expects to generate more than €27 billion during a four year period, assuming exchange rates are maintained at 2002 levels. In spite of the weakness of the Latin American currencies in relation to the euro (mostly due to the weakness of the U.S. dollar), existing margin allows us to believe that the first criteria was being fulfilled on at December 31, 2003.

Fulfillment of the second criteria was proven by checking the gross maturity of debt in 2004 (5,587.1 million euros), with the sum of (i) the liquid assets at December 31, 2003 (temporary financial investments in the amount of €3,199.6 million and cash and bank balances in the amount of €336.4 million) (ii) the annual cash generation (that amounted to €5,735.3 million in 2003), and (iii) the credit lines committed by banking firms with maturity exceeding one year, or extendable on our option (€6,368 million on December 31, 2003). The existing margin allows us to make a dividend payment of €40 cents per share (about €2 billion) and the acquisition of the Bell South Latin American cell phone companies recently announced (for $5,850 million). Fulfilment of these criteria as a consolidated group is not reflected in the fulfilment reached by each individual company, although progress is being made in such direction.

In spite of the measures put into place to guarantee our liquidity, we consider very important for our business development plans and strategy, and for the management of our liabilities to have an easy access to capital markets. Any legal or tax restrictions on such access could have a negative effect on our liquidity. Likewise, in order to maintain access to funding on good conditions in price and terms, we closely monitor the balance between the risk of our business and our financial structure, as well as the main credit ratios.

Country risk

In 2003, there has been a progressive return to stability in Latin America. Throughout the year, the perception of the sovereign risk in the majority of Latin American countries where we operate has decreased. Thus, Brazilian sovereign debt credit spread (over U.S. Treasury bonds ) was reduced from nearly 13.7 per cent to 4.6 per cent, the spread of Peru from 5.5 to 3.1, and that of Mexico from 3.0 to 2.0 per cent (in all cases, according to the EMBI index by JP Morgan). Argentina, on the contrary, has maintained the situation of unpaid public debt, in spite of which it achieved a positive growth in GDP with moderate inflation.

Despite the economic improvements and positive expectations we continue to monitor the risks of losses to the value of our Latin American assets due to possible social, economic or political instability. Due to this, we continued to act along two major lines (apart from the ordinary management of our business):

1.	To partially compensate assets with liabilities in our Latin American companies, not guaranteed by us so any eventual loss in assets would be accompanied by a reduction in the liabilities, and

2.	To transfer funds to us generated by our Latin America operations, when it is not expected that these funds generate profits in the future, through reinvestment in business opportunities in the region.

In this sense, to reduce the liquidity risk as an individual company without requiring support from us, in 2003 Telefónica de Argentina restructured its debt maturity profile through a bond lengthening operation with a face value of approximately $1 billion, without reducing principal or interest, which was accepted overall by two thirds of the bond holders.

As to repatriation of funds, in 2003 €1,317.7 million were received from Latin America, most from dividends payments or capital reductions (€887.6 million) and the rest as interest and principal payments from loans to our Latin American subsidiaries, and also from management fees. On the other hand cash flows were transferred to Mexico, where Telefónica Móviles made material investments amounting to €483 million to launch the GSM network and had operational cash requirements arising from a negative operating profit before depreciation and amortization of €108.7 million.

Derivative policy

At December 31, 2003, our nominal amount of derivatives exposure came to €30,915.3 million. That volume is so high because, on the same debt, derivatives may be applied several times for an amount equal to its face value. For example, a debt in currency may be transferred to euro at a variable rate, and then on each one of the interest rate periods, rate fixing may be performed using a FRA. Even so, it is necessary to be extremely cautious in using derivatives to avoid problems due to errors or lack of knowledge of the real position and its risks.

The policy followed by us in use of derivatives has placed emphasis on the following points:

i.	Existence of a clearly identified underlying on which the derivative is applied, and if possible eligible for hedging accounting.

Among the acceptable underlyings are the income and revenue expected in currency other than the euro, when reasonably secure or foreseeable even if these do not adapt to the criteria required by the accounting regulations to be treated as a hedge. The hedges with economic sense in the Telefónica Group’s opinion do not always fulfill criteria established by the different accounting regulations in order to be treated as hedges in financial statements. In these cases, the decision to maintain hedges makes the change in value of these derivatives to be directly reflected in the income statement. In this sense and due to its importance, it should be emphasized that up to the month of May 2003 financing for $4,769 million associated with investments in Brazil was maintained, in spite of breakdown of the parity between the Brazilian real against the euro, and between the U.S. dollar against the euro. When the cancellation of this debt denominated in U.S. dollars finally took place (mostly by disposing of currency swaps) a profit of €267.5 million was recorded.

ii.	Matching the main features (notional, maturity, interest payment dates) of the underlying and one side of the derivative, with the greatest possible precision.

That matching is especially sought for the foreign currency debt and derivatives hedging payments in foreign currency. However, even when a perfect hedge of the flows is sought, the lack of depth of the Latin American derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts. We intend to reduce those imbalances, as long as this does not involve disproportionate transaction costs. In other occasions, the hedges have been built in holding companies (Telefónica S.A., Telefónica Móviles S.A. and Telefónica Internacional) while the debt was maintained at a subsidiary level. As a consequence these operations have not fulfilled the coverage criteria required by the accounting regulations and the results have been recorded in the profit and loss accounts. The main reasons for the separation between the hedge and the underlying value have been the possibility of differences in the legal validity of the local hedges against the international ones (due to unforeseen local legal changes affecting local hedges) and the different credit quality of the counterparts (of the companies in the Telefónica Group involved as well as the banking institutions).On the other hand, interest rate derivatives may also suffer imbalances with their underlyings, especially when these have shorter terms, as happens when we enter into long-term swaps, caps, or collars to protect against rises in interest rates that may raise the financial costs generated by the promissory notes and commercial paper issued by us, in a few months, but with probable rollover.

iii.	Capacity to revaluate the derivatives at market prices, using systems available in the Telefónica Group.

The fundamental tool for derivative valuation and risk management and debt is the Kondor+ system, licensed by Reuters, widely used among diverse financial entities.

iv.	Sale of options only when there is an underlying exposure that counters the potential loss of exercising the option.

In 2003, we sold short term options on euro interest rate swaps, that gave a counterpart the right to enter into a swap agreement receiving a specific fixed interest rate, lower than the prevailing level at the time of selling the option. Thus, if the rates dropped, we would transfer part of our debt at variable rate to fixed rate, at lower levels to the initial ones, having collected a premium.

The directives for risk management are issued by the General Management of Corporate Finance of the Telefónica Group and implemented by the financial managers of the companies (ensuring they are in keeping between the individual interests of the companies and those of the Telefónica Group). The General Management of Corporate Finance may authorize exceptions to this policy due to justified reasons, including the narrowness of the markets or on clearly limited and reduced risks. Likewise, the entry of companies into the Telefónica Group as a result of acquisitions or mergers, requires time to adapt them to our risk management policy.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Antonio Massanell, the chairman of our Audit and Control Committee, meets the requirements of an “audit committee financial expert” as defined by the SEC.

B.	CODE OF ETHICS

We have adopted a code of ethics (Normas de Conducta Para Financieros Grupo Telefónica), applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions within the Telefónica Group A copy of our code of ethics is filed as an Exhibit to this Annual Report.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees accrued for the fiscal years 2003 and 2002 from the various member firms of the Deloitte Touche Tohmatsu international organization, to which Deloitte & Touche España S.L., our auditors, belong, amounted to €15.5 and €15.9 million, respectively. These fees include the total amounts of the Spanish and foreign companies in which the Telefónica Group has effective control or joint control with third parties.

	For the year ended December 31,
	2003	2002
Audit Fees	9.94	8.90
Audit-Related Fees(1)	1.03	0.94
Tax Fees(2)	0.22	0.76
All Other Fees(3)	4.33	5.32

Total Fees	15.52	15.92

(1)	Audit-Related Fees: The services included under this caption are basically due diligence services related to business combinations, advice on International Financial Reporting Standards (IFRS) applicable to the Telefónica Group, accounting consultations in connection with acquisitions, review of the annual and quarterly information required by the different Spanish regulatory authorities relating to costs and quality parameters and attest services related to financial reporting that are not required by statute or regulation.

(2)	Tax Fees: The services included under this caption are, among others, consultancy and fiscal advising, review tax returns, studies of transference prices, tax reviews and issues of opinions of fiscal nature demanded by local regulations.

(3)	All Other Fees: The services included under this caption are coordination in the operational procedures for preparing telephone directories worldwide, cost analysis, advising in the internal spreading of IFRS, assistance in relation to the Sarbanes-Oxley Act, improvement and consolidation of Internet portals, consultancy in projects of Internet programs, advice in the implantation of specific software, etc.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Please see pages F-1 through F-137.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association (English translation)

4.1	Strategic Alliance Framework Agreement dated as of February 12, 2003 between Telefónica, S.A. and Terra Networks S.A.†**

4.2	Global option plan (TIES)*

4.3	Shareholders Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†*

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†*

4.5	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and Bell South Corporation

8.1	Subsidiaries of Telefónica, S.A. (see Note 1 to the Consolidated Financial Statements and Exhibit I thereto)

11.1	Code of Conduct for Financial Officers

12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the registration statement on Form S-8, registration number 333-13902.
**	Incorporated by reference to Telefónica, S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2002.

†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked with a star (*).

177

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFÓNICA S.A.

By:	/S/ CÉSAR ALIERTA IZUEL
Name: César Alierta Izuel
Title: Chief Executive Officer

TELEFÓNICA S.A.

By:	/S/ SANTIAGO FERNÁNDEZ VALBUENA
Name: Santiago Fernández Valbuena
Title: Chief Financial Officer

Date: July 9, 2004

INDEPENDENT ACCOUNTANT’S REPORT

To the Shareholders of Telefónica, S.A.:

We have audited the accompanying consolidated balance sheets of Telefónica, S.A. and of the companies comprising the Telefónica Group (see Note 1) as of December 31, 2003 and 2002, and the related consolidated statements of operations for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telefónica, S.A. and of the companies composing Telefónica Group as of December 31, 2003 and 2002, and the results of their operations and the funds obtained and applied by them for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended December 31, 2003, and the determination of consolidated stockholders’ equity and financial position at December 31, 2003 and 2002, to the extent summarized in Note 25.

DELOITTE & TOUCHE ESPAÑA, S.L.

Madrid, Spain

February 26, 2004, except for Note 25, as to which the date is June 29, 2004

TELEFÓNICA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2003.

	Amounts in millions of Euros
	2002	2003
Assets
Property, plant and equipment (net) (Note 7)	27.099,65	24.315,78
Land and structures	6.159,15	6.071,16
Technical installations and machinery	3.739,81	2.385,42
Telephone installations	53.758,90	55.885,32
Furniture, equipment and other	3.132,06	2.831,18
Construction in progress	986,15	1.074,00
Advance payments for fixed assets	66,15	7,21
Installation materials	162,63	185,66
Accumulated depreciation	(40.905,20)	(44.124,17)
Capital increase expenses	496,48	543,59
Intangible assets (net) (Note 6)	7.629,57	7.673,16
Research and development expenses	1.179,15	1.189,92
Rights on leased assets	84,40	92,77
Administrative concessions	6.350,20	6.603,09
Other intangible assets	4.321,83	4.306,95
Accumulated amortization	(4.306,01)	(4.519,57)
Goodwill (Note 5)	6.364,02	6.053,87
Subscribed shares not paid-in (uncalled payments)	292,49	0,00
Financial assets	15.585,41	13.006,44
Long term financial investments (Note 8)	5.103,71	3.441,92
Deferred expenses (Note 9)	802,28	535,04
Long term prepaid taxes (Notes 18)	9.679,42	9.029,48
Current assets	10.573,67	10.482,36
Inventories	449,83	400,97
Accounts receivable	6.029,15	6.218,26
Credits and other investments	3.031,67	3.199,64
Prepayments	184,55	193,61
Short-term treasury stock (Note 11)	334,56	133,46
Cash	543,91	336,42
Total assets	68.041,29	62.075,20

The accompanying notes 1 to 25 and exhibits I to VI

are an integral part of these consolidated financial statements

TELEFÓNICA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2003.

	Amounts in millions of Euros
	2002	2003
Liabilities and shareholders’ equity
Shareholders’ equity (Note 11)	16.996,00	16.756,56
Capital stock	4.860,66	4.955,89
Paid-in surplus	11.670,02	7.987,14
Revaluation reserve	2.870,90	1.357,86
Other reserves	3.171,22	252,09
Net income for the year	(5.576,80)	2.203,58
Minority interests (Note 12)	5.612,93	4.426,22
Stockholders ownership	22.608,93	21.182,78
Provisions for contingencies and expenses (Note 14)	8.014,91	7.688,23
Negative goodwill	11,36	11,42
Deferred revenues (Note 13)	880,46	657,97
Long term liabilities	21.726,15	18.495,42
Long term creditors	20.096,69	17.693,79
Deferred taxes (Note 18)	1.629,46	801,63
Current liabilities	14.681,74	13.848,86
Trade creditors	5.113,15	5.308,60
Non trade creditors	9.131,17	8.122,09
Accruals	437,42	418,17
Provisions for contingencies and expenses short term	117,74	190,52
Total liabilities and shareholders’ equity	68.041,29	62.075,20

TELEFÓNICA GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003.

	Amounts in millions of Euros
	2001	2002	2003
Revenues from operations (Note 20)	31.052,60	28.411,30	28.399,84
Other operating revenues	254,74	297,57	288,94
Internal expenditures capitalized	730,37	496,71	530,32
Increase in inventories (net)	(103,91)	(18,10)	(135,49)
Total revenues	31.933,80	29.187,48	29.083,61
Goods purchased	7.111,86	6.953,59	6.276,61
External services and local taxes	5.534,31	4.976,71	5.082,68
Personnel expenses (Note 20)	5.390,26	4.793,77	4.641,32
Provision for depreciation and amortization	7.373,98	6.692,42	6.274,22
Trade provisions	1.023,80	645,58	420,60
Other operating expenses	69,31	93,66	60,28
Total operating costs before financial expenses and goodwill amortization	26.503,52	24.155,73	22.755,71
Operating profit	5.430,28	5.031,75	6.327,90
Amortization of goodwill (Note 5)	(845,19)	(667,49)	(444,11)
Reversal of negative goodwill	3,57	2,06	1,65
Financial income (expense)	(1.608,44)	(1.589,30)	(1.555,87)
Exchange (losses) gains	(782,68)	(632,32)	495,17
Income (losses) from associated companies	(376,49)	(527,88)	(212,58)
Profit from ordinary activities	1.821,05	1.616,82	4.612,16
Extraordinary revenues (Note 20)	1.167,13	474,63	1.167,16
Losses on fixed assets (Note 20)	(232,99)	(9.614,55)	(55,27)
Extraordinary expenses (Note 20)	(721,31)	(7.077,96)	(2.361,55)
Income before tax and minority interests	2.033,88	(14.601,06)	3.362,50
Corporate income tax (Note 18)	(198,08)	3.228,65	(913,43)
Minority interests (Note 12)	271,01	5.795,61	(245,49)
Net income	2.106,81	(5.576,80)	2.203,58
Net income per share (Euros)	0,43	(1,13)	0,44

The accompanying notes 1 to 25 and exhibits I to VI

are an integral part of these consolidated financial statements

TELEFÓNICA, S.A. AND SUBSIDIARIES

COMPOSING THE TELEFÓNICA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

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

Exhibit I hereto lists the subsidiaries, associated companies and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, their registered offices, their net worth and results at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and the method by which they were consolidated.

Corporate structure of the Group

Telefónica’s basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or supplementary telecommunications services or the services derived therefrom. All the business activities that constitute the corporate purpose may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The main groups of subsidiaries through which Telefónica carries on its corporate purpose and manages its business areas or basic lines of business are as follows:

•	The wireline telephony business and the related supplementary services provided in Spain centered at the Telefónica de España Group.

•	The cellular telephony business is centralized in Spain and abroad at the Telefónica Móviles Group.

•	The main business activity of the Telefónica Internacional Group is to make and manage investments in the wireline telephony industry in the Americas.

•	Telefónica Empresas is the line of business which includes Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services and is responsible for satisfying the corporate segment’s communications needs on an integral basis.

•	Other businesses in the Telefónica Group are those headed up by Telefónica Publicidad e Información-TPI (the directories business), Terra Networks (provider of services,

content and portals for Internet access), Atento (call center services) and Telefónica Contenidos (media, entertainment and content).

The business activities carried on by most of the Telefónica Group companies are regulated by various pieces of legislation, under which authorizations, concessions or licenses must be obtained in certain circumstances in order to be able to provide the various services.

Also, certain wireline and wireless telephony services, are provided under regulated rate and price systems.

The Group company Telefónica de España, S.A.U., which carries on its business activities in a new regulatory and legislative framework as a result of the deregulation of the telecommunications industry in Spain initiated in 1987, is a special case.

The 1988 General Telecommunications Law established as a general principle that operators could freely set their rates with the exception of Telefónica de España, S.A.U., for which a specific transitional rate regime was established. EU regulations had established the need to adopt regulations in the market deregulation processes in order to eliminate the imbalance in the rates currently in force and the need to rectify these rates, as well as the possibility, as the case may be, of compensating the dominant operator for the access deficit that might arise for it as a result of this imbalance.

Following an investigation procedure, the European Commission filed a complaint against the Spanish State with the European Court of Justice for its failure to comply with EU legislation on the rate rebalancing problem prior to the opening up of the market to free competition. The judgment of the European Court of Justice of January 7, 2004, stated solely that the Kingdom of Spain had failed to comply with its obligations under the related Community Directives since it had not adopted at the appropriate time the statutory, regulatory and administrative provisions required to correct the rate imbalance which occurred with deregulation.

In November 1999 Telefónica, S.A. and Telefónica de España, S.A.U. filed a claim with the Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) requesting economic compensation for the losses derived from the breakdown of the financial equilibrium under the 1991 License Contract or, alternatively, for the Government’s failure to fulfill the rate rebalancing obligation. The claim was finally rejected by the Council of Ministers on March 7, 2003, following the interpretation in the Opinion of the Council of State of October 31, 2002, which included a negative report on the claim and recommended that it be rejected.

The specific circumstances of Telefónica Argentina, S.A. are also worthy of mention. Under the Public Emergency Law of January 2002, the indexing clauses for rate systems in contracts entered into with the public authorities, including public service contracts, were rendered null and void.

The contract documents and transfer agreement governing the rate system of Telefónica Argentina, S.A. envisage the possibility of adjusting the rates applied by Telefónica Argentina, S.A. to its customers if extraordinary events arise that were not initially foreseen. Accordingly, in view of the trend in Argentina’s economy, Telefónica Argentina, S.A. presented a proposal to the Argentine government in recent months to reestablish the rate system by indexing rates to the monthly variation in Argentina’s CPI or using another type of formula should there be a significant variance between the trend in the price of the

U.S. dollar and the aforementioned variation in the CPI. Nevertheless, no definitive decision regarding the claims made by the Company’s proposal has yet been taken by the Argentine government.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	True and fair view

The accompanying consolidated financial statements of the Telefónica Group were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group. The respective individual financial statements were prepared in accordance with the accounting principles and standards regulated in Spain by the Commercial Code as implemented by the Spanish National Chart of Accounts and in the applicable regulations in the various countries in which the companies composing the Consolidated Group are located. The accompanying consolidated financial statements are presented in accordance with Royal Decree 1815/1991, approving the rules for the preparation of consolidated financial statements and, accordingly, they give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2003.

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

All material accounts and transactions between the consolidated companies were eliminated in consolidation. The margins included in the invoices issued by subsidiaries to other Telefónica Group companies for capitalizable goods or services were eliminated in consolidation.

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

There were no changes in the structure of the consolidated balance sheet and consolidated statement of operations with respect to those presented in the previous year. Also, there were no changes in accounting principles with respect to 2002 with a significant effect.

Changes in the scope of consolidation

The main variations in the scope of consolidation in 2003 were as follows (the full detail of all the variations in 2003 and 2002 is included in Exhibit II):

Telefónica

In July Telefónica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company’s shares for €5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefónica’s direct holding in Terra was 71.97%. In December the Telefónica Group’s effective holding in the Terra Group was increased to 75.29%, as described below. The company continues to be fully consolidated in the Telefónica Group.

On January 7, 2003, Telefónica, S.A. and its subsidiary Telefónica de Contenidos exercised vis-à-vis Banco Santander Central Hispano, S.A. call options on 19,532,625 shares of Antena 3 de Televisión, S.A., representing 11.719% of its capital stock, which were acquired by the Group company Corporación Admira Media. Following this acquisition, the Telefónica Group owned 59.24% of the capital stock of Antena 3 de Televisión.

Subsequently, in 2003 the Telefónica Group began a process of divesting its holding in this investee, which commenced on April 30, 2003, with the acceptance of the bid of €364 million made by the Planeta Group for 25.1% of the capital stock of Antena 3 de Televisión. This sale was subject to the condition subsequent, already fulfilled, that the shares of Antena 3 de Televisión were admitted to listing on the Spanish Stock Exchange.

Also, as indicated in Note 11, on April 11, 2003, the Stockholders’ Meeting of Telefónica, S.A. approved the distribution of shares representing 30% of the capital stock of Antena 3 de Televisión as a dividend in kind for its stockholders, which took place in October after this company had been admitted to listing on the Stock Exchange, as mentioned above. Lastly, in October and November Telefónica, S.A. sold on the stock market all the remaining shares of the above-mentioned company owned by it (2,928,893 shares) for €95.72 million.

These transactions carried out in 2003, which entailed the divestment of the Telefónica Group’s holding in Antena 3 de Televisión, S.A., gave rise to a gain of €392.29 million (see Note 8). The company, which was accounted for by the equity method in 2002, was fully consolidated in the first six months of 2003 and was subsequently excluded from the scope of consolidation.

Pursuant to the Strategic Alliance Framework Agreement entered into on February 11, 2000, by Telefónica and Banco Bilbao Vizcaya, S.A. (BBVA), the Telefónica Group subsidiary located in the Netherlands, Atento N.V., increased capital several times in November in order to include the BBVA Group in its stockholder structure through the BBVA Group subsidiary General de Participaciones Empresariales, S.L. As a result of these transactions, the capital stock and additional paid-in capital of Atento N.V. increased by €20.76 million. Telefónica, S.A. subscribed and paid in cash €20 million of this amount. The BBVA Group subscribed and paid in cash €4 thousand and delivered the remaining €0.76 million through a nonmonetary contribution of all the shares of Procesos Operativos, S.A. The inclusion of the BBVA Group in the stockholder structure of Atento N.V. reduced Telefónica, S.A.’s holding in the latter from 100% to the 91.35% it currently holds. Atento N.V. continues to be fully consolidated in the Telefónica Group and Procesos Operativos, S.A. was fully consolidated in the Telefónica Group for the first time.

Telefónica Móviles Group

On April 25, 2003, Telesp Celular Participaçoes, S.A. (TCP), which is 65.12%-owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the common voting stock of the Brazilian company Tele Centro Oeste Celular Participações, S.A. (TCO), representing 20.37% of the latter’s total capital stock, for 1,505.5 million reais.

In October 2003, pursuant to Brazilian legislation, TCP launched a tender offer for TCO’s remaining common voting stock held by minority stockholders. The acceptance period of the tender offer ended on November 18, 2003, and resulted in the acquisition by TCP of 74.23% of the shares at which the offer was targeted, which means that together with the shares it already owned, TCP’s holding in TCO amounted to 86.58% of the common shares (90.73% excluding the treasury stock owned by TCO) which represent 28.87% of its total capital stock (29.31% excluding the treasury stock). TCP paid 538.8 million reais for this additional ownership interest. TCP is consolidated in the consolidated financial statements of Brasilcel, which, in turn, is proportionally consolidated in the Telefónica Group.

Although TCP had announced its intention to perform an exchange of TCO’s shares whereby it would become its sole stockholder, the exchange was cancelled on January 12, 2004, as a result of the opinion issued by the Brazilian Securities Market Commission (CVM) which, for the Board of Directors of TCP and TCO, made it advisable to cancel the process.

On December 23, 2003, Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement whereby the latter acquired all the shares of 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España which holds a UMTS license. The selling price of the company amounted to €13.65 million. The company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from consolidation.

Telefónica de Contenidos Group

As part of the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., in the first half of 2003 Telefónica de Contenidos, S.A.U. acquired shares representing 12.63% of the capital stock of Distribuidora de Televisión Digital, S.A. (Vía Digital) for €165.6 million. Also, debentures amounting to €164.3 million were converted into shares and capital was subsequently increased by €949.84 million. As a result of these transactions, the holding of Telefónica de Contenidos in Vía Digital prior to its merger with Sogecable, S.A. was 96.64%.

On July 2, 2003, Telefónica de Contenidos, S.A.U. subscribed to the capital increase performed by Sogecable, S.A., by contributing the shares of Vía Digital owned by it. As a result of this transaction, the Telefónica Group acquired 28,008,149 shares in the capital increase, which represent a 22.228% holding in the capital stock of Sogecable. Vía Digital, which had been accounted for by the equity method in 2002, was excluded from consolidation. In October Telefónica, S.A. acquired 2,020,000 shares of Sogecable, S.A. for €41.91 million and, as a result, the Telefónica Group’s holding amounted to 23.83% of the capital stock. These transactions gave rise to consolidation goodwill of €607.23 million. Sogecable, S.A. is accounted for by the equity method in the Telefónica Group.

On July 16, as part of the process to integrate the digital platforms, Gestora de Medios Audiovisuales Fútbol, S.L. sold its holding in 40% of the capital stock of Audiovisual Sport, S.L. to Gestión de Derechos Audiovisuales y Deportivos, S.A., a Sogecable Group company. The company, which had been accounted for by the equity method in the Telefónica Group, was excluded from the Group’s consolidated financial statements.

T.P.I. Group

In January the TPI Group incorporated the Spanish company 11888 Servicio Consulta Telefónica, S.A. with an initial capital stock of €60.20 thousand. The company was fully consolidated in the Telefónica Group’s consolidated financial statements.

In July the Brazilian company Telefónica Publicidade e Informaçao, Ltda., an investee of Telefónica Publicidad e Información, S.A. and Telefónica Internacional, S.A., simultaneously decreased and increased capital. Telefónica Publicidad e Información, S.A. subscribed and paid for all the securities in the capital increase and became the company’s sole stockholder. The Telefónica Group diluted its effective holding in the company from 79.55% to 59.90%. The company continues to be fully consolidated in the Telefónica Group.

Telefónica DataCorp Group

In October Telefónica DataCorp, S.A. disposed in full of its 34% holding in Atlanet for €24.79 million, giving rise to a loss of €25.78 million on the sale (see Note 8). The company which had been accounted for by the equity method in 2002 was excluded from the scope of consolidation.

Terra Group

In December Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company’s stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefónica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. The company continues to be fully consolidated in the Telefónica Group.

The Terra Group increased its holding in the capital stock of the U.S. company One Travel.com, Inc. by 15.08% to 54.15%, for which it disbursed €3.3 million. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements in 2002, was fully consolidated from April 2003.

In January 2003 an agreement was entered into with BBVA to integrate Uno-e Bank, S.A. in the consumer finance line of business of Finanzia, Banco de Crédito, S.A. Subsequently, at the Special Stockholders’ Meeting of Uno-e Bank, S.A. on April 23, 2003, Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) through the nonmonetary contribution of its consumer finance line of business. As a result of the above-mentioned transaction, the holding of Terra Networks, S.A. in Uno-e Bank, S.A. decreased from 49% at 2002 year-end to 33%, and the bank was excluded from consolidation.

Telefónica Internacional Group

On July 29, 2003, Telefónica Empresas CTC Chile, S.A. was notified of the decision of Inversiones Santa Isabel Limitada to bring forward and exercise its purchase option on the remaining 35% of the capital stock of Sonda, S.A. This transaction gave rise to a loss of €11.14 million for the Telefónica Group. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements was excluded from the scope of consolidation.

(3)	PROPOSED DISTRIBUTION OF INCOME OF THE CONTROLLING COMPANY

Telefónica, S.A. obtained income of €1,373.71 million in 2003.

The proposed distribution of 2003 income that the Company’s Board of Directors will submit for approval by the Stockholders’ Meeting is as follows: a) to appropriate 10% of income for the year (€137.37 million) to the legal reserve; b) to pay a fixed dividend of €0.20 gross per share for the Company’s outstanding shares carrying dividend rights; and c) to appropriate the remainder to voluntary reserves.

Millions of Euros
Distribution to:	1,373.71
Legal reserve	137.37
Dividend (maximum distributable amount of €0.20/share for all the shares into which the Company’s capital stock is divided (4,955,891,361 shares).	991.18
Voluntary reserve	(minimum) 245.16

Total	1,373.71

(4)	VALUATION STANDARDS

The main valuation methods used in preparing the 2003 consolidated financial statements were as follows:

a)	Consolidation goodwill

The accompanying consolidated balance sheets include consolidation goodwill, net of amortization, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the subsidiaries consolidated or accounted for by the equity method and their underlying book values plus the unrealized gains allocable to these companies’ assets at the acquisition date.

The amortization periods are those for which the estimated income attributable to the Group of the companies at which goodwill exists is at least equal to the unamortized amount of the goodwill relating to these companies. Generally speaking, the amortization period is 20 years (see Exhibit III).

Positive consolidation differences allocable to the assets of the acquired company give rise to an increase in the value of the related assets up to the limit of their market value, once the related appraisal has been performed.

Investments in Argentina

The exposure of the Telefónica Group’s investments in companies in Argentina as of December 31, 2003 and 2002, amounted to €1,095.30 million and €968.12 million, respectively, including the related goodwill, intercompany financing and the asset value assignable to those investments. The most significant exposure in 2003 related to Telefónica de Argentina, S.A., amounting to €823.95 million and Telefónica Móviles Argentina, S.A., amounting to €107.42 million.

In accordance with the pronouncements of the Spanish Accounting and Audit Institute, the above-mentioned amounts do not include the effect arising from the application of the adjustment for inflation which, temporarily, was made under local accounting legislation in Argentina in 2002 and in the first quarter of 2003 and, accordingly, as of December 31, 2003, the net carrying value of the intangible assets and property, plant and equipment was €1,122.39 million lower than the amount recorded by investees in Argentina. In 2003 the main parameters of the Argentine economy improved, which had a favorable effect on the performance and earnings of the Telefónica Group’s businesses in Argentina (which enabled these companies to contribute income in 2003, after the uniformity adjustments discussed above that led their results to be higher than those obtained locally had been taken into account – see Exhibit I) and on the expectations of being able to recover the investments in these companies, which were recorded in accordance with the valuation methods described in this paragraph.

In 2003 the consolidated statement of operations and the “Stockholders’ Equity – Translation Differences in Consolidation” caption included a positive impact of €83.97 million and €420.34 million, respectively, caused mainly by the trend in the Argentine peso exchange rates (negative impact of €354.68 million and €1,147.09 million, respectively, in 2002).

In these circumstances and based on the results in the business plans prepared by the Telefónica Group and the latest estimates, which take into account, inter alia, price and demand assumptions, that permit the positive evolution of the businesses and the Telefónica Group to maintain at long term its investment in Argentina, the investees will foreseeably report sufficient income to make it possible to recover the above-mentioned net investment. These business plans and estimates are based on assumptions and future expectations and, consequently, variances may arise. Therefore, they are updated periodically, at least every year, in order to monitor the results obtained and to record such value adjustments as might be required.

b)	Translation methods (year-end exchange rate method)

The financial statements of the Group companies abroad were translated to euros at the exchange rates ruling at year-end, except for:

1.	Capital stock and reserves, which were translated at historical exchange rates.

2.	Income statement accounts, which were translated at the average exchange rates for the year.

The exchange difference arising from application of this method is included under the “Stockholders’ Equity - Translation Differences in Consolidation” caption in the accompanying consolidated balance sheets, net of the portion of said difference relating to minority interests, which is recorded under the “Minority Interests” caption on the liability side of the accompanying consolidated balance sheets.

Except as indicated in section a) above in connection with the investments in Argentina, the companies using accounting methods that include inflation adjustments apply the accounting standards in force in their respective countries, which consist of valuing monetary assets and liabilities at face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation from the date of inclusion of the asset or liability in the company’s balance sheet to year-end. Therefore, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the “Exchange Losses” or “Exchange Gains” captions. The amounts thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made by the year-end exchange rate method described in the preceding paragraphs.

c)	Start-up expenses

Start-up expenses, which comprise mainly incorporation, capital increase and preopening expenses and expenses relating to initial public offerings, are recorded at cost and are amortized on a straight-line basis over five years.

d)	Intangible assets

This caption in the accompanying consolidated balance sheets relates mainly to the following items:

Research and development expenses

These relate to the costs incurred in developing new products to be marketed or used for the Group’s own network, which are generally amortized by the straight-line method over three years from the date of completion. Costs incurred in projects which are not viable for the future are charged to the consolidated statement of operations for the year in which this circumstance becomes known.

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

When the decline in value of the assets is irreversible and differs from the result of systematic depreciation, the loss and the decline in value of the related asset is recorded directly.

The companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the assets, calculated in accordance with technical studies which are reviewed periodically based on technological advances and the rate of dismantling, as follows:

Years of Estimated Useful Life
Buildings and structures	25 – 50
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 25
Furniture, office equipment and other	2 – 10

The increases in value resulting from revaluations are depreciated over the years of remaining useful life of the revalued assets.

f)	Long- and short-term investments

Shareholdings which were not consolidated are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1.	Listed securities:

The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2.	Unlisted securities and investments in companies accounted for by the equity method:

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

This caption in the accompanying consolidated balance sheets includes mainly the following items:

Supplementary pension payments to retired employees (shortfall)

These relate to the shortfall in the provisions recorded for the commitments assumed by Telefónica de España to retired employees as of June 30, 1992. Since then, the shortfall has been allocated to income over 15 years by the straight-line method, in accordance with the communication of March 1, 1993, received from the Spanish Accounting and Audit Institute (ICAC). On November 1, 1997, coverage of these commitments was externalized and, on November 1, 2002, they were adapted to Private Insurance Law 30/1995 and Royal Decree 1588/1999 approving the rules for the instrumentation of employers’ pension commitments to employees and beneficiaries (see Notes 9 and 14).

Debt arrangement expenses

These relate to long-term debt arrangement expenses and issuance premiums corresponding to debentures and bonds and preferred shares and are amortized by the interest method on the basis of the principal amounts outstanding.

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

Externalization of pension commitments

As a result of Telefónica de España’s externalization of its pension commitments pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures, Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers’ pension commitments to employees and beneficiaries, and Additional Provision Twenty-Five of Law 14/2000 on Tax, Administrative, Labor and Social Security measures for 2001, the differences arising due to the change in the actuarial assumptions needed to externalize the aforementioned commitments were recorded under the “Deferred Charges” caption (see Note 9). €12.60 million were recorded in this connection in 2003 under the “Extraordinary Expenses and Losses” caption (see Note 20) in the consolidated statement of operations.

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

Treasury stock is valued at the lower of cost, comprising the total amount paid for acquisition, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders’ Meeting to use them to reduce capital stock, it is assumed that they are intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, the market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. Where appropriate, provisions were recorded with a charge to the consolidated statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned value and the related underlying book value.

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

Exchange gains or losses arising from specific-purpose financing of foreign currency investments in investees to hedge the exchange risk to which these investments are exposed are recorded under the “Translation Differences in Consolidation” caption in the consolidated balance sheet.

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

l)	Pension and other commitments to employees

At year-end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing commitments that have not been externalized, based on actuarial calculations using an appropriate discount rate. The liabilities recorded under “Preretirements, Social Security Costs and Voluntary Severances” were calculated individually and are discounted to present value at a rate of 4%.

The Group’s main commitments in this connection are detailed in Note 14.

m)	Technical reserves

This caption relates mainly to the net level premium reserves, which represent the amount by which the present value of life insurance, pension and reinsurance commitments exceeds the net premiums to be paid by the policyholders to the subsidiaries Seguros de Vida y Pensiones Antares, S.A. and Casiopea Reaseguradora, S.A. These reserves are credited when the commitments covered are paid.

n)	Accounts payable

Accounts payable are recorded at repayment value, except for zero-coupon debenture and bond issues, which are recorded in the consolidated balance sheet at issue value plus the related accrued interest (see Note 15).

o)	Derivatives

Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risk on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are taken to the consolidated statement of operations using the same timing of recognition method as that used to recognize the gains or losses on the underlying hedged asset or transaction (see Note 17).

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

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and the book income before taxes that do not reverse in subsequent periods.

Pursuant to an ICAC resolution of March 15, 2002, the Telefónica Group recorded the tax assets relating to the tax relief and tax credits not yet taken for tax purposes regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future (see Note 18). Tax credits for investment in fixed assets are deferred from when they are recognized over the average years of useful life of the assets for which the credits were earned.

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

In the wireless telephony business there are advertising campaigns based on customers obtaining points for the telephone traffic they generate. These points can be exchanged for discounts on the purchase of handsets, traffic or other types of services based on the amount of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision based on an estimate of the value of the points accumulated at year-end.

The “Accrual Accounts” caption on the liability side of the consolidated balance sheet includes the amount relating to purchases made by customers of the prepaid service for recharging or acquiring cards that at year-end had still not been earned as a revenue since the customers had not consumed the total amount of traffic relating to their cards. Also, in the directories line of business, the revenues related to billings for advertising in unpublished guides are recorded under this account, whereas the associated costs are recorded as “Inventories” until the guides are published.

As for the business activities performed by Group subsidiaries in order to operate in the on-line travel agency industry, the full amount billed is recognized as a revenue when the end customer is billed for the total amount of the ticket, including taxes, assuming the credit risk or risk of nonpayment by the end customer, and by maintaining a minimum purchase commitment to the principal supplier or reserving the right to set the definitive price to be charged to the end customer. The sales thus recorded in 2003 amounted to €31.19 million.

In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(5)	CONSOLIDATION GOODWILL

The variations in the “Consolidation Goodwill” caption and in the related accumulated amortization in 2003 and 2002 were as follows:

Millions of Euros
Balance at 12/31/01	9,128.94

Additions	1,121.54
Amortization	(667.49)
Write-offs	(2,259.81)
Net retirements	(277.64)
Net transfers	(236.94)
Translation differences	(444.58)

Balance at 12/31/02	6,364.02

Additions	1,135.82
Amortization	(444.11)
Write-offs (Note 20)	(6.48)
Net retirements	(312.01)
Net transfers	(606.73)
Translation differences	(76.64)

Balance at 12/31/03	6,053.87

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

The detail of the balances of the goodwill and the related accumulated amortization relating to each company and of the variations therein is shown in Exhibit III.

Per the estimates and projections available to the directors, the projected income attributable to the Group that will be earned by the companies at which goodwill had arisen at year-end is at least equal to the unamortized balance of the related goodwill in the related periods.

Based on these estimates and projections, in 2002 the existing estimates and projections were reviewed, and €2,259.81 million of goodwill was written off in accordance with the accounting principle of prudence in valuation, based on the analyses made both in-house and by third parties of the projected cash flows for the following years (see Note 20). The goodwill written off in 2002 included most notably €856.66 million relating to the investment in the Terra Lycos Group, €530.00 million relating to the investment in Telefónica Deutschland, GmbH, €154.47 million relating to the investment in I.O. Box, €173.38 million relating to the investment in Pearson Plc., €59.14 million relating to the investment in Atlanet, S.p.A. and €49.65 million relating to the investment in Emergia Holding, N.V.

The goodwill written off by the Terra Group in 2002 also included the retirement of €256.67 million under the agreement entered into on May 16, 2000, by Lycos Inc., Terra Networks, S.A., Telefónica, S.A. and Bertelsmann, AG, which was subsequently modified on the basis of a new contract whereby Telefónica, S.A. replaced Bertelsman AG in the commitment to create value for the Terra Group within the context of the Telefónica Group.

There were no material writeoffs in 2003.

2003

The main additions to consolidation goodwill in 2003 related to the following companies:

Millions of Euros
Sogecable, S.A.	607.23
Tele Centro Oeste Celular Participaçoes, S.A. (TCO)	227.67
Endemol France (Note 14)	112.10
Antena 3 de Televisión, S.A.	63.91
Terra Networks, S.A.	58.57
Other companies	66.34

Total	1,135.82

The net retirements of goodwill in 2003 included most notably that relating to the goodwill as a result of the divestment of Antena 3 de Televisión, S.A. amounting to €217.59 million (see Note 2-c). The most significant transfer arose from the exclusion of the holding in Uno-e Bank, S.A. from consolidation, amounting to €110.95 million (see Note 2-c).

In 2003 €504.65 million of goodwill were allocated as an addition to the net value of the licenses to operate wireless communication services nationally in Mexico. This amount was allocated after the related valuation had been completed, which is when the related amount was transferred to the “Administrative Concessions” account (see Note 6).

2002

The main additions to consolidation goodwill in 2002 related to the following companies:

Millions of Euros
Telefónica Móviles México Group	598.44
Grupo Brasilcel, N.V.	268.69
Endemol Group	89.98
Telefónica Centroamérica Guatemala	41.40
Emergia Holding, N.V.	49.65
Other companies	73.38

Total	1,121.54

In 2002 there were no significant retirements of goodwill due to sales of holdings. However, due to changes in the consolidation method (see Exhibit II) there was a 50% reduction (€243.65 million) in the goodwill relating to the wireless operators in Brazil following the joint venture agreement with Portugal Telecom, S.G.P.S., S.A. leading to the formation of Brasilcel, which was proportionally consolidated at 2002 year-end.

(6)	INTANGIBLE ASSETS

The detail of the balances of the intangible asset accounts and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Balance at 12/31/02	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/03
Cost:
Research and development expenses	1,179.15	73.32	(57.33)	—	—	(1.93)	(3.29)	1,189.92
Administrative concessions	6,350.20	0.12	(15.33)	8.30	—	(110.59)	370.39	6,603.09
Rights on leased assets	84.40	21.63	(4.55)	—	(9.27)	(4.24)	4.80	92.77
Software licenses and developments	3,131.19	533.05	(699.08)	16.90	(2.20)	(11.08)	523.95	3,492.73
Other intangible assets	1,190.64	181.76	(254.44)	16.46	(18.38)	(14.37)	(287.45)	814.22

Total intangible assets, gross	11,935.58	809.88	(1,030.73)	41.66	(29.85)	(142.21)	608.40	12,192.73

Accumulated amortization:
Research and development expenses	1,005.95	141.00	(56.69)	—	—	(0.51)	0.75	1,090.50
Administrative concessions	993.97	244.99	(4.06)	1.62	—	(37.98)	(95.25)	1,103.29
Rights on leased assets	29.92	16.33	(2.93)	—	(3.65)	(3.04)	(3.26)	33.37
Software licenses and developments	1,767.14	725.21	(685.12)	5.84	(1.12)	(25.49)	97.11	1,883.57
Other intangible assets	468.70	77.88	(148.96)	0.03	(0.46)	(25.57)	9.07	380.69

Total accumulated amortization	4,265.68	1,205.41	(897.76)	7.49	(5.23)	(92.59)	8.42	4,491.42

Allowances for decline in value	40.33	0.80	(4.89)	—	(0.08)	(3.02)	(4.99)	28.15

Intangible assets, net	7,629.57	(396.33)	(128.08)	34.17	(24.54)	(46.60)	604.97	7,673.16

	Millions of Euros
	Balance at 12/31/01	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
Cost:
Research and development expenses	1,049.59	94.42	(0.08)	—	—	(0.64)	35.86	1,179.15
Administrative concessions	15,011.19	177.72	(9,423.12)	1,053.78	(443.57)	(246.47)	220.67	6,350.20
Rights on leased assets	137.69	10.40	(3.76)	—	—	(20.96)	(38.97)	84.40
Software licenses and developments	2,309.13	423.40	(61.84)	127.24	(49.20)	(175.38)	557.84	3,131.19
Other intangible assets	1,778.44	400.64	(119.32)	9.02	(1.49)	(145.40)	(731.25)	1,190.64

Total intangible assets, gross	20,286.04	1,106.58	(9,608.12)	1,190.04	(494.26)	(588.85)	44.15	11,935.58

Accumulated amortization:
Research and development expenses	862.72	146.01	(0.08)	—	—	(0.64)	(2.06)	1,005.95
Administrative concessions	745.22	240.03	(3.49)	97.85	(31.20)	(30.56)	(23.88)	993.97
Rights on leased assets	61.00	20.88	(4.92)	—	—	(5.27)	(41.77)	29.92
Software licenses and developments	1,133.94	603.45	(47.06)	53.43	(16.00)	(65.94)	105.32	1,767.14
Other intangible assets	504.37	123.71	(44.24)	0.43	(0.14)	(61.76)	(53.67)	468.70

Total accumulated amortization	3,307.25	1,134.08	(99.79)	151.71	(47.34)	(164.17)	(16.06)	4,265.68

Allowances for decline in value	19.65	27.56	(4.78)	2.68	—	(6.60)	1.82	40.33

Intangible assets, net	16,959.14	(55.06)	(9,503.55)	1,035.65	(446.92)	(418.08)	58.39	7,629.57

The additions in 2003 included most notably €316.69 million relating to Telefónica de España, basically due to the update of the software of exchanges. The additions at the Telefónica Móviles Group amounted to €149.33 million and related to investments in information and billing systems and in the development of new i-mode services.

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. at year-end (see Exhibit II), which affected the net additions and retirements by €754.48 million and €446.90 million, respectively. Also, the inclusion of Pegaso gave rise to net additions of €274.13 million.

The “Administrative Concessions” caption includes mainly the following items:

•	A concession granted by the Peruvian State to Telefónica del Perú, S.A.A. when this company was acquired in April 1994 by Telefónica Internacional. This concession expires in 2019.

•	Licenses to operate wireline and wireless communications services of the companies awarded in the privatization in July 1998 of the Telebras system in Brazil. A portion of the price paid for these companies was allocated as an addition to the value of these assets when they were acquired. The term of these licenses is 27 years.

•	25-year DCS 1800 MHz license in Spain recorded at the amount paid to the Spanish Government plus the amount set aside to defray the costs relating to the radio spectrum cleaning process required for the implementation and development of these licenses.

•	The amount attributable to the licenses to operate wireless communication services nationally in Mexico. This amount was allocated after the related valuation had been completed, which is when it was reclassified to the “Consolidation Goodwill” caption. The net balance of these licenses as of December 31, 2003, amounted to €504.65 million, and this amount is being amortized over the term of the licenses based on the estimated capacity of the licenses to generate revenues in each period (see Note 5).

•	Licenses for the provision of the Personal Communications Service in Argentina, which are being amortized over 20 years.

•	As of December 31, 2001, they also included the licenses for the provision of UMTS services in Spain, Germany, Austria and Switzerland. In 2002, as a result of the analyses made, they included the licenses of Germany, Austria and Switzerland on the basis of the estimated realizable value of these businesses, and €9,445.01 million of value adjustments were made to the various intangible asset accounts, which are included in the “Retirements” column.

The projections that the directors have regarding business performance and the income to be generated by these licenses are at least equal to the unamortized balance of the licenses.

(7)	PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2003 and 2002 are as follows:

	Millions of Euros
	Balance at 12/31/02	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/03
Cost:
Land and structures	6,159.15	22.93	(264.71)	15.38	(4.32)	(67.50)	210.23	6,071.16
Plant and machinery	3,739.81	55.43	(33.83)	16.32	(7.25)	(162.45)	(1,222.61)	2,385.42
Telephone installations	53,758.90	280.18	(722.61)	170.47	(0.34)	(766.85)	3,165.57	55,885.32
Furniture, tools, etc.	3,132.06	132.27	(492.56)	23.95	(10.91)	(89.97)	136.34	2,831.18

Total property, plant and equipment in service	66,789.92	490.81	(1,513.71)	226.12	(22.82)	(1,086.77)	2,289.53	67,173.08
Construction in progress	986.15	2,342.47	(18.79)	9.22	(0.21)	(36.15)	(2,208.69)	1,074.00
Advances on property, plant and equipment	66.15	1.07	(0.19)	0.16	—	(5.08)	(54.90)	7.21
Installation materials	162.63	122.08	(8.94)	—	—	4.79	(94.90)	185.66

Property, plant and equipment, gross	68,004.85	2,956.43	(1,541.63)	235.50	(23.03)	(1,123.21)	(68.96)	68,439.95

Accumulated depreciation:
Structures	2,120.13	218.61	(88.99)	2.41	(2.18)	(17.35)	(65.30)	2,167.33
Plant and machinery	1,540.87	287.61	(26.47)	4.06	(5.53)	(194.35)	(20.67)	1,585.52
Telephone installations	35,217.52	4,016.14	(641.69)	76.32	(0.22)	(326.33)	18.29	38,360.03
Furniture, tools, etc.	1,941.31	419.61	(424.53)	13.96	(5.45)	(72.15)	55.10	1,927.85

Total accumulated depreciation	40,819.83	4,941.97	(1,181.68)	96.75	(13.38)	(610.18)	(12.58)	44,040.73

Allowances for decline in value	85.37	19.84	(10.36)	—	—	(10.34)	(1.07)	83.44

Property, plant and equipment, net	27,099.65	(2,005.38)	(349.59)	138.75	(9.65)	(502.69)	(55.31)	24,315.78

	Millions of Euros
	Balance at 12/31/01	Additions	Retirements	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
Cost:
Land and structures	7,097.90	33.19	(82.23)	43.13	(19.11)	(1,073.88)	160.15	6,159.15
Plant and machinery	3,365.73	51.51	(76.38)	49.84	(25.28)	(644.61)	1,019.00	3,739.81
Telephone installations	62,975.46	298.60	(1,015.08)	1,371.18	(512.54)	(11,355.68)	1,996.96	53,758.90
Furniture, tools, etc.	3,851.74	162.99	(304.73)	146.12	(48.63)	(700.23)	24.80	3,132.06

Total property, plant and equipment in service	77,290.83	546.29	(1,478.42)	1,610.27	(605.56)	(13,774.40)	3,200.91	66,789.92
Construction in progress	3,034.89	2,159.47	(57.83)	43.52	(39.42)	(777.66)	(3,376.82)	986.15
Advances on property, plant and equipment	53.20	22.30	(2.78)	2.96	(0.17)	(7.70)	(1.66)	66.15
Installation materials	154.12	91.59	(16.42)	—	—	(47.52)	(19.14)	162.63

Property, plant and equipment, gross	80,533.04	2,819.65	(1,555.45)	1,656.75	(645.15)	(14,607.28)	(196.71)	68,004.85

Accumulated depreciation:
Structures	2,332.44	214.76	(28.94)	8.32	(2.34)	(296.93)	(107.18)	2,120.13
Plant and machinery	1,196.20	524.78	(87.54)	10.98	(12.51)	(240.74)	149.70	1,540.87
Telephone installations	37,976.28	4,176.61	(921.32)	447.30	(267.26)	(6,469.24)	275.15	35,217.52
Furniture, tools, etc.	2,327.03	453.67	(251.41)	58.88	(22.20)	(393.01)	(231.65)	1,941.31

Total accumulated depreciation	43,831.95	5,369.82	(1,289.21)	525.48	(304.31)	(7,399.92)	86.02	40,819.83

Allowances for decline in value	95.00	51.94	(52.60)	0.53	—	(8.63)	(0.87)	85.37

Property, plant and equipment, net	36,606.09	(2,602.11)	(213.64)	1,130.74	(340.84)	(7,198.73)	(281.86)	27,099.65

The investments include most notably in the case of Telefónica de España additions in 2003 of €1,084.26 million focused mainly on the deployment of the RIMA network (high performance IP network) and the launch of ADSL, in which a cumulative investment of €1,380.63 million has been made since the beginning of August 2001.

The additions at the Telefónica Móviles Group in 2003 amounted to €996.84 million and related mainly to the increase in and deployment of the capacities of the GSM and GPRS networks and the increase in the investment in the UMTS network. The additions at the Telefónica Internacional Group for investments in the year amounted to €504.48 million and related to both traditional and broadband (ADSL) investments.

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Exhibit II), which affected the net additions and retirements by €492.80 million and €340.75 million, respectively. Also, the inclusion of Pegaso gave rise to net additions of €625.50 million.

The “Retirements” column relating to the various captions includes basically the dismantling of telephony plant of Telefónica de España (see Note 20) with a gross cost of €1,134.64 million in 2003 (€1,010.54 million in 2002).

Noteworthy in 2002 were the investments made by Group companies, mainly in wireline telephony both in Spain and Latin America and in wireless telephony, which represent most of the additions to and related subsequent transfers from the “Construction in Progress” caption.

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

As of December 31, 2002 and 2003, the following items had been fully depreciated:

	Millions of Euros
	12/31/03	12/31/02
Buildings and structures	251.94	162.65
Plant, machinery and tools	991.97	728.09
Telephone installations	19,068.16	15,198.67
Other tangible fixed assets	989.75	996.47

Total	21,301.82	17,085.88

Telefónica de España’s fixed assets used to provide services currently regulated by the related license cannot be mortgaged without prior administrative authorization.

The Telefónica Group companies have taken out insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject with suitable limits and coverage. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

On December 31, 1996, Telefónica de España revalued its property, plant and equipment pursuant to Royal Decree-Law 7/1996. The Company had previously revalued its assets pursuant to the enabling legislation specifically applicable to Telefónica de España. The net increase in value resulting from these revaluations is being depreciated over the years of remaining useful life of the revalued assets. The percentage of total assets represented by the revalued assets and the effect on the depreciation expense for the year in the accompanying consolidated balance sheet and statement of operations are not material.

The detail, as of December 31, 2003, of the property, plant and equipment owned by consolidated Group companies located abroad is as follows:

Millions of Euros
Cost	27,051.00
Accumulated depreciation	(14,958.67)

Total	12,092.33

(8)	LONG-TERM INVESTMENTS

The detail of the balances of the long-term investments and of the related investment valuation allowances as of December 31, 2003 and 2002, and of the variations therein in the years then ended, is as follows:

	Millions of Euros
	Investments in Associated Companies	Other Investments	Other Loans	Guarantees and Deposits	Taxes Receivable (Note 18)	Allowances	Total
Balance at 12/31/01	3,099.14	870.78	2,038.12	232.98	3,757.78	(318.73)	9,680.07

Additions	169.84	2.36	687.81	136.77	6,919.83	(75.29)	7,841.32
Sale of companies	(10.38)	(18.09)	(292.45)	(227.24)	(978.06)	17.63	(1,508.59)
Inclusion of companies	0.40	—	236.18	2.29	17.21	—	256.08
Exclusion of companies	(4.72)	—	(48.11)	(1.45)	(34.90)	0.45	(88.73)
Translation differences	(295.91)	(30.32)	27.75	(10.34)	(265.65)	13.12	(561.35)
Losses	(527.88)	—	—	—	—	—	(527.88)
Dividends	(58.16)	—	—	—	—	—	(58.16)
Transfers	(291.14)	107.30	(424.04)	27.76	263.21	67.28	(249.63)

Balance at 12/31/02	2,081.19	932.03	2,225.26	160.77	9,679.42	(295.54)	14,783.13

Additions	419.43	21.57	1,005.17	533.22	874.01	(93.50)	2,759.90
Retirements	(47.38)	(528.68)	(607.54)	(118.29)	(1,627.84)	46.77	(2,882.96)
Inclusion of companies	—	—	8.15	0.48	3.94	—	12.57
Exclusion of companies	(17.68)	—	—	(2.53)	(0.42)	(5.47)	(26.10)
Translation differences	(108.04)	(25.79)	(6.21)	5.12	(25.32)	12.69	(147.55)
Losses	(212.58)	—	—	—	—	—	(212.58)
Dividends	(31.62)	—	—	—	—	—	(31.62)
Transfers	(575.92)	93.24	(1,412.30)	3.62	125.69	(17.72)	(1,783.39)

Balance at 12/31/03	1,507.40	492.37	1,212.53	582.39	9,029.48	(352.77)	12,471.40

The additions to and retirements from the “Investments in Associated Companies” and “Other Investments” accounts reflect the amount of the investments detailed in the variations in the consolidated Group as of December 31, 2003 and 2002, described in Exhibit II.

The “Other Loans” caption includes mainly the investment of the net level premium reserves of the Group’s insurance companies, mainly in fixed-income securities and long-term deposits amounting to €676.93 million and €823.44 million as of December 31, 2003 and 2002, respectively, which earned average returns in 2003 of between 5.15% and 6.24%. The “Short-Term Investments - Short-Term Investment Securities” caption in the consolidated balance sheet as of December 31, 2003, includes €559.10 million (€405.90 million in 2002) which also relate to short-term investments made by the Group’s insurance companies to cover commitments, which are accounted for as “Technical Reserves” (see Note 14). The maturity schedule for these financial assets is established on the basis on the projections of payments to be made for the commitments acquired.

Noteworthy in connection with the balances receivable from associated companies as of December 31, 2003, is the financing granted to Sogecable, S.A. in accordance with the commitments assumed in relation to the integration of the satellite platforms, as indicated in Note 22-b. Consequently, the “Long-term Investments - Other Loans” and “Short-term Investments – Loans to Associated Companies” captions include €222.49 million and €9.27 million, respectively, of loans to this company. The long-term account receivable of €64.65 million from Médi Telecom is also worthy of mention.

The “Receivable from Associated Companies” and “Payable to Associated Companies” captions include most notably €48.18 million and €26.74 million, respectively, relating to Brasilcel Group companies. €9.33 million of the “Receivable from Associated Companies” caption and €4.21 million of the “Payable to Associated Companies” relate to Médi Telecom.

As of December 31, 2002, the Telefónica Group had granted long-term loans totaling €811.76 million to the associated company DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), and this amount is recorded under the “Other Loans” caption and was converted into capital in 2003 before it was contributed to Sogecable, S.A. Also, the short-term “Accounts Receivable - Receivable from Associated Companies” caption included balances receivable totaling €45.50 million relating to loans and trade accounts receivable.

The “Deposits and Guarantees” account includes mainly €467.68 million to cover guarantees. These deposits will decrease as the respective obligations they are guaranteeing are reduced.

The “Taxes Receivable” caption includes the long-term deferred tax assets, which are grouped together under the “Long-Term Investments” caption on the asset side of the consolidated balance sheet in accordance with an ICAC Resolution on Valuation Standard 16 of the Spanish National Chart of Accounts, and the tax credits recognized in the year (see Note 18).

In 2003 the Telefónica Group sold the following investments in various companies with the results detailed below:

	Percentage of Capital Stock Sold	Millions of Euros
		Gain (Loss)
Subsidiaries and associated companies:
Antena 3 Televisión, S.A. (Note 2-c)	59.24%	392.29
3G Mobile Telecommunications, GmbH	100.00%	13.57
Atlanet, S.p.a. (Note 2-c)	34.00%	(25.78)
Sonda, S.A.	35.00%	(11.14)
Other		(0.64)

Net gain		368.30

The Group and associated companies listed on stock markets are as follows:

•	Telefónica, S.A.

•	Telefónica Móviles, S.A.

•	Telefónica Publicidad e Información, S.A.

•	Terra Networks, S.A.

•	Sogecable, S.A.

•	Amper, S.A.

•	Lycos Europe, N.V.

•	Compañía de Telecomunicaciones de Chile, S.A. (CTC)

•	Telefónica de Argentina, S.A.

•	Telefónica de Perú, S.A.A.

•	Compañía Anónima Nacional de Teléfonos de Venezuela, C.A. (CANTV)

•	Portugal Telecom, S.A.

•	Telecomunicaçoes de São Paulo, S.A. (Telesp)

•	Tele Sudeste Celular Participaçoes, S.A.

•	Telesp Celular Participaçoes, S.A.

•	Tele Centro Oeste Celular Participaçoes, S.A. (TCO)

•	Tele Leste Celular Participaçoes, S.A.

•	Celular CRT Participaçoes, S.A.

•	Pearson P.L.C.

•	Infonet Services Corporation.

•	Telefónica Móviles El Salvador, S.A. de C.V.

•	Telefónica Data Brasil Holding, S.A.

•	Compañía de Teléfonos de Chile - Transmisiones Regionales, S.A. (188 Telefónica Mundo)

•	Telefónica Móviles Argentina, S.A.

•	Telefónica Holding de Argentina, S.A.

•	Telefónica Data Argentina, S.A.

•	Telefónica Empresas Perú, S.A.A.

•	Telefónica Móviles Perú Holding, S.A.A.

Short-term investments

This caption in the accompanying consolidated balance sheet as of December 31, 2003, includes basically the following items:

•	The investment in short-term assets of cash surpluses arising at Telefónica, which amounted to €1.287,03 million (€1,274.37 million in 2002), and the investments made with the net level premium reserves of the Group’s insurance companies, which amounted to €559.10 million, as indicated above (€448.90 million in 2002).

•	The short-term investments of the Terra Lycos Group recorded under the “Short-Term Investment Securities” caption, which amounted to €224.20 million (€367.79 million in 2002).

•	The investments relating to the Telefónica Móviles Group recorded under the “Other Loans” caption, which amounted to €300.34 million.

(9)	DEFERRED CHARGES

The breakdown of the balance of this caption and the amortization schedule are as follows:

	Millions of Euros
	Maturity						Balance at 12/31/03	Balance at 12/31/02
	2004	2005	2006	2007	2008	Subsequent Years
Supplementary pension payments
to retired employees (shortfall) (Notes 4-g and 14)	67.74	67.44	67.44	36.34	5.49	18.62	263.07	280.92
Debt arrangement expenses	22.52	15.63	6.72	6.00	3.81	10.01	64.69	220.27
Executive loyalty-building program	0.46	0.46	—	—	—	—	0.92	15.55
Interest on long-term promissory notes	7.13	7.00	7.05	7.13	7.27	16.02	51.60	58.79
Interest on financial lease contracts	0.67	0.46	0.40	0.32	0.31	4.25	6.41	12.90
Externalization of commitments (Note 4-g)	11.76	10.44	8.91	7.47	5.96	12.68	57.22	69.82
Other deferred charges	31.61	15.79	9.14	3.95	3.62	27.02	91.13	144.03

Total	141.89	117.22	99.66	61.21	26.46	88.60	535.04	802.28

(10)	TRADE RECEIVABLES

The detail of the balances of this caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	Balance at 12/31/03	Balance at 12/31/02
Trade receivables billed	4,547.42	4,381.34
Other receivables	65.63	45.73

Services billed	4,613.05	4,427.07
Unbilled services	1,653.12	1,495.81

Trade receivables	6,266.17	5,922.88

Allowance for bad debts	(1,685.75)	(1,663.56)

Net total	4,580.42	4,259.32

The “Unbilled Services” account includes the connection, monthly and meter service charges not yet billed by the Group operators. This amount arises because these companies’ subscriber billing schedules do not coincide with December 31 (see Note 4-q).

The balance of the public-sector trade receivables in the countries in which the Group operates amounted to €387.85 million as of December 31, 2003 (€352.86 million as of December 31, 2002).

In 2003 the variation in the allowance for bad debts amounted to €380.82 million. €358.63 million were used for the purpose for which they had been recorded (€555.64 million in 2002).

(11)	STOCKHOLDERS’ EQUITY

The detail of the balances of equity accounts and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Balance at 12/31/01	Distribution of 2001 Income	Other Variations	Capital Increase	Balance at 12/31/02	Allocation of 2002 Loss	Other Variations	Distribution of Dividends	Variations in Capital Stock	Balance at 12/31/03
Capital stock	4,671.92	—	—	188.74	4,860.66	—	—	—	95.23	4,955.89
Additional paid-in capital	11,670.02	—	—	—	11,670.02	(1,516.22)	(247.74)	(1,653.15)	(265.77)	7,987.14
Revaluation reserves	3,059.64	—	—	(188.74)	2,870.90	(1,316.67)	—	—	(196.37)	1,357.86
Unrestricted reserves	3,379.98	329.65	1,106.74	—	4,816.37	2,621.05	975.84	—	—	8,413.26
Reserve for treasury stock	260.70	—	73.86	—	334.56	—	(201.10)	—	—	133.46
Other restricted reserves	657.97	—	—	—	657.97	—	—	—	—	657.97
Consolidation reserves	3,332.87	1,777.16	(1,239.89)	—	3,870.14	(5,364.96)	(1,061.79)	—	—	(2,556.61)
Translation differences in consolidation	(3,278.29)	—	(3,229.53)	—	(6,507.82)	—	111.83	—	—	(6,395.99)
Income (Loss) for the year	2,106.81	(2,106.81)	(5,576.80)	—	(5,576.80)	5,576.80	2,203.58	—	—	2,203.58

Total	25,861.62	—	(8,865.62)	—	16,996.00	—	1,780.62	(1,653.15)	(366.91)	16,756.56

The “Other Variations” column relating to the “Unrestricted Reserves” and “Consolidation Reserves” accounts relates mainly to the dividends paid to the Parent Company by its subsidiaries. Also, in 2003 it includes in relation to the “Additional Paid-in Capital” account the provision recorded to reduce the carrying value of the shares of treasury stock to their underlying book value. Lastly, the “Consolidation Reserves” account includes in 2003 €80.45 million arising as a result of the capital reduction carried on by Terra

Networks, S.A. in order to reduce the value of its treasury stock to its underlying book value.

a)	Capital stock

As of December 31, 2003, Telefónica, S.A.’s capital stock amounted to €4,955,891,361, and consisted of 4,955,891,361 fully paid common shares of a single series and of €1 par value each, all recorded by the book-entry system and traded on the Spanish computerized trading system (“Continuous Market”) (in the selective “Ibex 35” Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, São Paulo and Lima Stock Exchanges.

On June 15, 2001, the Stockholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to increase the Company’s capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of €2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2003, the Board of Directors had not made use of this authorization.

Furthermore, on April 12, 2002, the Stockholders’ Meeting resolved to approve two successive capital increases at the Company with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company’s stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These capital increases were carried out during the first few months of 2003, as indicated below.

Also, the aforementioned Stockholders’ Meeting resolved to approve two successive capital increases at the Company with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company’s stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These capital increases were carried out during the first few months of 2002, as indicated below.

Also, on April 11, 2003, the Stockholders’ Meeting empowered the Board of Directors to issue fixed income securities at one or several times within a maximum period of five years from that date. The total maximum amount of the issue or issues of fixed-income securities that the Board can resolve to make pursuant to the aforementioned powers, together with that of the Company’s other issues outstanding on the date on which these powers are exercised, cannot exceed the maximum limit of the amount of paid-in capital stock plus the reserves recorded in the latest available approved balance sheet and the asset revaluation accounts accepted by the authorities, pursuant to Article 282.1 of the Spanish Corporations Law. The fixed-income securities issued can be debentures, bonds, promissory notes or any other kind of fixed-income security, both simple and, in the case of debentures and bonds, exchangeable for shares of the Company or of any of the Group companies and/or convertible into shares of the Company. As of December 31, 2003, the Board of Directors had not exercised these powers, except in relation to the approval of a program to issue corporate promissory notes for 2004.

Also, the aforementioned Stockholders’ Meeting on April 12, 2002, resolved to increase capital by €2,180,809 through the issuance of new common shares with additional paid-in capital of €11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefónica S.A. shares on the stock market).

Also on April 11, 2003, the Stockholders’ Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefónica.

As of December 31, 2003 and 2002, the Telefónica Group companies held the following shares of the Parent Company, Telefónica, S.A.:

	Number of Shares	Euros per Share (*)		Market Value	%
		Acquisition	Market Price
Treasury stock at 12/31/03	40,532,869	10.39	10.85	439.66	0.81787

Treasury stock at 12/31/02	91,631,076	11.65	8.53	781.61	1.88516

(*)	As indicated in Note 4-i, a drop in the market value of the shares to below acquisition cost would lead to the recording of additional provisions with a charge to consolidated income, but would not affect the total amount of consolidated equity.

In 2003 the Company acquired for consideration 50,792,028 shares of treasury stock and 3,918,983 shares were assigned to it in the capital increases at no charge to stockholders. Also 101,140,640 shares were used to retire a portion of the capital stock as indicated earlier, and 6,000,000 shares were sold for a gain of €7.12 million (see Note 20). Lastly, as a result of the completion of the process of purchasing the holding in Telefónica Holding Argentina, S.A. in 2003, the settlement relating to the Company amounted to the equivalent of 1,331,422 share of treasury stock, which gave rise to an extraordinary gain of €12.63 million. The average acquisition cost of the shares of treasury stock as of December 31, 2003 and 2002, was €10.39 and €11.65 per share, respectively.

The consolidated balance sheets as of December 31, 2003 and 2002, include the acquisition cost of the shares of treasury stock (€421.26 million and €1,067.94 million, respectively) net of allowances of €287.80 million and €733.38 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-i), with a cumulative charge to the consolidated statement of operations in respect of the market value of these shares (€286.33 million in 2002) and with a cumulative charge to unrestricted reserves in respect of the amount by which the market value or cost in 2003 exceeds the underlying book value (€287.80 million and €447.05 million in 2003 and 2002, respectively). The allowance released with a credit to 2003 consolidated income amounted to €159.95 million, as a result of the positive performance of the share price in the period (the provision recorded in 2002 amounted to €288.09 million) (see Note 20).

The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2003 and 2002 it recorded provisions of €448.84 million and €59.29 million, respectively, with a charge to the “Unrestricted Reserves” caption to reflect the shares of treasury stock at their underlying book value (see Note 4-i).

Variations in capital stock and additional paid-in capital in 2003

The variations in 2003 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

	Date	Number of Shares	Millions of Euros
			Capital Stock	Additional Paid-in Capital
Balance at December 31, 2002		4,860,661,286	4,860.66	11,670.02

Capital increase at no cost to stockholders	02/12/03	97,213,225	97.21	—
Capital increase at no cost to stockholders	04/11/03	99,157,490	99.16	—
Retirement of treasury stock	06/05/03	(101,140,640)	(101.14)	(265.77)
Monetary dividend	Jul.-Oct. 2003	—	—	(1,233.15)
Dividend in kind		—	—	(420.00)
Restricted reserve for treasury stock		—	—	(247.74)
Allocation of 2002 loss		—	—	(1,516.22)

Balance at December 31, 2003		4,955,891,361	4,955.89	7,987.14

The capital increases and decreases formalized in 2003 were as follows:

•	On February 12, 2003, the notarial deed of formalization and execution of a capital increase at Telefónica S.A. was executed. This capital increase, for a par value of €97,213,225 was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 27, 2003.

•	On April 11 2003, the notarial deed of formalization and execution of a capital increase at Telefónica S.A. was executed. This capital increase, for a par value of €99,157,490, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from May 2, 2003.

•

On June 5, 2003, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Stockholders’ Meeting on April 11, 2003, was executed. Capital was reduced through the retirement of treasury stock previously acquired by the

Company pursuant to the authorization of the Stockholders’ Meeting. As a result, 101,140,640 shares of treasury stock of Telefónica S.A. were retired and the Company’s capital stock was reduced by a par value of €101,140,640. Article 5 of the bylaws in relation to the capital stock figure, which from that date was set at €4,955,891,361 was reworded accordingly. At the same time, pursuant to Article 167.3 of the Spanish Corporations Law, and in order to render null and void the right of opposition provided for in Article 166 of the Corporations Law, it was decided to record a reserve for retired capital stock for an amount equal to the par value of the retired shares, which can only be used if the same requirements as those applicable to the reduction of capital stock are met. The retired shares were excluded from official listing on June 18, 2003.

In addition, on April 11, 2003, the Stockholders Meeting resolved to distribute a portion of the additional paid-in capital recorded in the Company’s balance sheets, through the payment of €0.25 per share for each of the Company’s outstanding shares. The related charge was made to the “Additional Paid-in Capital” account. This amount was paid in two installments, the first of €0.13 per share on July 3, 2003, and the second of €0.12 per share on October 15, 2003. The total amount paid amounted to €1,233.17 million.

Also, on April 11, 2003, the Stockholders’ Meeting approved the distribution in kind of a portion of the additional paid in capital, for a total amount of up to €420,003,360, through the distribution to the stockholders of Telefónica S.A. of shares representing up to 30% of the capital stock of Antena 3 de Televisión S.A. This distribution, which was carried out in November 2003, was subject to the condition precedent, already fulfilled, that the Spanish National Securities Market Commission (CNMV) approved the admission to listing of the shares of the aforementioned company (see Note 2-c).

Variations in capital stock and additional paid-in capital in 2002

The variations in 2002 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

	Date of Share Issue	Number of Shares	Millions of Euros
			Capital Stock	Additional Paid-in Capital
Balance at December 31, 2001		4,671,915,885	4,671.92	11,670.02

Capital increase at no cost to stockholders	02/13/02	93,438,317	93.44	—
Capital increase at no cost to stockholders	04/12/02	95,307,084	95.30	—

Balance at December 31, 2002		4,860,661,286	4,860.66	11,670.02

The capital increases carried out and formalized in 2002 were as follows:

•	On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

•	On April 12, 2002, the notarial deed of formalization and execution of another capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

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

The detail as of December 31, 2003 and 2002, of the balances of the revaluation reserves, which amounted to €1,357.86 million and €2,870.90 million, respectively, and of the variations therein in 2003 and 2002 is as follows:

Millions of Euros
Revaluations made from 1946 to 1987	4,478.76
Revaluation made pursuant to Royal Decree-Law 7/1996	1,357.40
Amounts used:
Capital increases from 1977 to 1986	(447.68)
Transfer to provisions in 1982	(113.16)
Single tax on revaluation, Royal Decree-Law 7/1996	(40.72)
Other variations from 1981 to 1986	(15.45)
Amount used in 1998	(1,795.07)
1999 capital increase	(188.42)

Balance at 12/31/00	3,235.66

Capital increase on January 25, 2001	(86.82)
Capital increase on April 3, 2001	(89.20)

Balance at 12/31/01	3,059.64

Capital increase on February 13, 2002	(93.44)
Capital increase on April 12, 2002	(95.30)

Balance at 12/31/02	2,870.90

Capital increase on February 12, 2003	(97.21)
Capital increase on April 11, 2003	(99.16)
Amounts used to offset 2002 losses	(1,316.67)

Balance at 12/31/03	1,357.86

d)	Consolidation reserves

The detail of the consolidation reserves as of December 31, 2003, and of the variations therein in 2003 is as follows:

	Millions of Euros
	Balance at 12/31/02	Increase	Decrease	Balance at 12/31/03
Fully consolidated companies	4,402.65	799.10	(7,158.43)	(1,956.68)
Companies accounted for by the equity method	(532.51)	9.00	(76.42)	(599.93)

Total	3,870.14	808.10	(7,234.85)	(2,556.61)

The detail of the consolidation reserves as of December 31, 2002, and of the variations therein in 2002 is as follows:

	Millions of Euros
	Balance at 12/31/01	Increase	Decrease	Balance at 12/31/02
Fully consolidated companies	3,773.35	3,217.16	(2,587.86)	4,402.65
Companies accounted for by the equity method	(440.48)	69.26	(161.29)	(532.51)

Total	3,332.87	3,286.42	(2,749.15)	3,870.14

The variations shown in the foregoing tables relate mainly to prior years’ retained earnings (increases) and to dividends paid and losses incurred by the companies (decreases).

The detail of the contribution made by the Group companies to the consolidated reserves is shown in Exhibit I.

e)	Translation differences in consolidation

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after elimination of intercompany balances and transactions (see Note 4-b). This caption also includes the exchange differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange risk on these investments.

The detail of the contribution made by the Group companies to the translation differences in consolidation is shown in Exhibit I.

f)	Legislation regulating the sale of holdings

Law 62/2003 on Tax, Administrative, Labor and Social Security Measures, based on the judgment of the European Court of Justice of May 13, 2003, amended the administrative authorization system contained in Law 5/1995 on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain of the corporate transactions and agreements of Telefónica S.A., Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997.

The reform made establishes a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification. The cases that must be notified were also reduced.

Specifically, the sale or charging of shares without notification is permitted, provided that there is no change in control, in relation to shares representing up to 50% of the capital stock of (i) Telefónica de España, S.A.U. owned by Telefónica, S.A.; (ii) Telefónica Móviles, S.A. owned by Telefónica, S.A.; and (iii) Telefónica Móviles España, S.A.U. owned by Telefónica Móviles, S.A.

Additionally, the notification system still applies to the direct, indirect or triggered acquisition, even through third-party trusts or interposed third parties, of shares of Telefónica S.A. or of Telefónica Móviles S.A. when they result in the disposal of at least 10% of the capital stock. However, cases constituting mere financial transactions that do not have as their objective the obtainment of the control and/or management of these companies are excluded.

Also, the disposal or charging of certain strategic assets located in Spain by Telefónica de España and Telefónica Móviles España continue to be subject to the aforementioned notification system, except when these transactions are carried out between Group companies.

(12)	MINORITY INTERESTS

This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies. The variations in 2003 and 2002 in the balances of this caption in the consolidated balance sheets were as follows:

Millions of Euros
Balance at 12/31/01	7,433.55

Capital contributions and inclusion of companies	3,325.65
Preferred share issue	2,000.00
Loss for the year	(5,795.61)
Variation in translation differences	(990.51)
Capital reduction and exclusion of companies	(108.33)
Dividend paid	(109.12)
Other variations	(142.70)

Balance at 12/31/02	5,612.93

Capital contributions and inclusion of companies	396.06
Income for the year	245.49
Variation in translation differences	(60.87)
Acquisitions and exclusion of companies	(1,452.21)
Dividend paid	(309.66)
Other variations	(5.52)

Balance at 12/31/03	4,426.22

The detail of the balances of this caption and of the variations relating to the main Group companies is shown in Exhibit IV.

2003

Noteworthy in 2003 was the effect of the tender offer for Terra Networks, S.A. shares that led to a reduction of €1,207.42 million in the balance of “Minority Interests”, and this amount is included in the “Acquisitions” account in the accompanying table (see Note 2-c). Also worthy of mention in relation to “Capital Contributions and Inclusion of Companies” are the €142.06 million relating to the inclusion in the consolidated financial statements of Tele Centro Oeste Celular Participaçoes, S.A. and €240.38 million relating to the inclusion of Antena 3 de Televisión, S.A. (see Note 2-c). As indicated in Note 2-c, the latter investment was subsequently excluded from consolidation, giving rise to a reduction of €244.39 million in the balance of the “Minority Interests” caption.

2002

The capital contributions and inclusions of companies in 2002 relate mainly to the conversion of debt into capital at Group 3G UMTS Holding GmbH, which gave rise to an increase of €3,051.36 million in the liability relating to minority interests.

The balance of the “Preferred Share Issue” account relates to the share issue launched by the Telefónica subsidiary Telefonica Finance USA, LLC for €2,000 million in December 2002. The shares were still outstanding as of December 31, 2003.

The features of this share issue were as follows:

•	Dividend: variable and non-cumulative:

•	Through December 30, 2012, the dividend will be 3-month Euribor with a maximum of 7% APR and a minimum of 4.25% APR; and

•	From that date onwards, 3-month Euribor plus a spread of 4% APR.

•	Dividend payment:

•	Dividends will be paid quarterly in arrears.

•	Payment of dividends is conditional upon the Telefónica Group having reported consolidated net income.

•	Term: perpetual, with the option for the issuer of total or partial early redemption, from December 30, 2012, and at face value, of the shares issued.

•	Remuneration: preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

•	Guarantee: irrevocable joint and several Telefónica, S.A. guarantee.

•	Voting rights: none.

The balance of the “Loss for the Year” account in 2002 includes most notably the losses amounting to €874.38 million and €4,580.32 million incurred in the year by the Terra Lycos Group and the Telefónica Móviles Group, respectively, attributed to the minority stockholders of these Groups.

(13)	DEFERRED REVENUES

The detail of the balances of this caption in the accompanying consolidated balance sheets and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Capital Subsidies	Exchange Gains	Accrual of Investment Tax Credit (Note 18)	Other	Total
Balance at 12/31/01	301.11	1.55	101.92	741.17	1,145.75

Additions	0.96	36.51	91.88	99.73	229.08
Transfers and other variations	(0.21)	4.71	(0.65)	(201.50)	(197.65)
Allocation to income	(63.79)	(39.31)	(36.09)	(157.53)	(296.72)

Balance at 12/31/02	238.07	3.46	157.06	481.87	880.46

Additions	1.81	42.15	33.99	116.50	194.45
Transfers and other variations	0.34	(5.35)	(3.56)	(34.32)	(42.89)
Allocation to income	(53.78)	(38.16)	(47.38)	(234.73)	(374.05)

Balance at 12/31/03	186.44	2.10	140.11	329.32	657.97

The “Other” caption includes €64.70 million and €143.80 million as of December 31, 2003 and 2002, respectively, respectively, relating to the revenue to be collected in the five years following 1999 for the future deduction at Telesp of amortization of goodwill, which is tax deductible at that company.

The “Other” caption in the foregoing table also includes €99.24 million and €186.41 million as of December 31, 2003 and 2002, respectively, as a result of the negotiations between certain Brazilian subsidiaries and their employees, which disclosed the possibility of allocating to income over the remaining years of working life of the employees covered by the new pension plan the amounts provisioned in previous years under the terms and conditions then prevailing. Due to the changes in 2003 in the employment situation of these Brazilian companies, the liabilities for pension plans and similar commitments have decreased significantly, giving rise to an extraordinary revenue of €74.34 million, and this amount was credited to the consolidated statement of operations (see Note 20).

This caption also includes €103.20 million as of December 31, 2003, relating to the amounts collected by Telefónica de España and Emergia from other operators for the use of underwater cable systems.

Capital subsidies

The detail of the capital subsidies not yet allocated to income is as follows:

	Millions of Euros
Grantor	12/31/03	12/31/02
Official agencies, autonomous community governments, provincial and municipal governments, etc.	33.99	49.58
EU-
STAR Programme	1.99	4.19
ERDF Programme	3.58	6.57
IRTA Programme	—	0.70
ERDF 94/95 Operating Programme	141.48	169.99
Other	5.40	7.04

Total	186.44	238.07

(14)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balances of the provisions for contingencies and expenses and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Balance at 12/31/01	Provisions	Amounts Used	Incl. of Companies	Other	Balance at 12/31/02	Provisions	Amounts Used	Incl. of Companies	Transfers and Other	Balance at 12/31/03
Provision for supplementary pension payments to retired employees (Note 9)	297.54	15.89	(0.43)	—	(313.00)	—	—	—	—	—	—
Group insurance	111.08	12.04	(1.40)	—	(112.68)	9.04	0.73	(0.85)	—	2.50	11.42
Provision for preretirement, social security expenses and voluntary severance	3,489.32	222.41	(428.76)	—	(2,148.95)	1,134.02	1,436.78	(300.72)	—	24.96	2,295.04
Technical reserves (Note 4-m)	953.67	17.24	(258.34)	—	2,574.68	3,287.25	13.30	(449.94)	(0.16)	—	2,850.45
Provision for pension funds of other companies	181.87	22.54	(28.33)	—	(53.98)	122.10	43.37	(96.90)	—	1.35	69.92
UMTS provision	—	2,371.46	(72.49)	—	—	2,298.97	8.84	(101.89)	—	(968.81)	1,237.11
Other provisions	829.22	348.93	(73.78)	60.46	(1.30)	1,163.53	497.07	(429.38)	18.43	(25.36)	1,224.29

Total	5,862.70	3,010.51	(863.53)	60.46	(55.23)	8,014.91	2,000.09	(1,379.68)	18.27	(965.36)	7,688.23

The main provisions and commitments to employees recorded under this caption in the accompanying consolidated balance sheets are as follows.

Supplementary pension payments to employees who retired before June 30, 1992

On July 8, 1992, Telefónica reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Prevision). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children. The resulting underprovision on that date (€707.21 million) was recorded under the “Deferred Charges” caption and has been allocated to income since that date by the straight-line method over 15 years, the estimated average remaining life of the retired employees (1992-2007) (see Note 9).

In accordance with Private Insurance Law 30/1995, on November 1, 1997, these commitments were externalized, and adapted accordingly, through changes to the clauses of the contract and payment of a single premium, to the Group company Seguros de Vida y Pensiones Antares, S.A., on November 1, 2002, pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security Measures and Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers’ pension commitments to employees and beneficiaries), entailing the payment of a single premium of €313.00 million.

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

Provisions for preretirements, early retirements, social security costs and voluntary severances of Telefónica de España employees

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

In November 2002 the Company’s preretirement and early retirement commitments to employees under labor force reduction plans were externalized through a policy taken out with Seguros de Vida y Pensiones Antares, S.A. This caption continues to include the liabilities relating to severances of Telefónica de España employees and to the Special Social Security Agreement.

The remaining balance of the provision as of December 31, 2003, relates basically to the Special Social Security Agreement, amounting to €537.25 million, and to the income commitments to employees who have taken voluntary severance, amounting to €388.91 million.

Also, on July 29 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that envisages the termination of up to 15,000 employment contracts in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003.

Within the framework regulated by the labor force reduction plan, in 2003 the Company approved a total of 5,489 requests for voluntary severance, for which provisions amounting to €1,372.29 million were recorded with a charge to the “Extraordinary Expenses and Losses” caption in the consolidated statement of operations, of a total recorded at consolidated level by the various Group companies of €1,593.41 million (see Note 20). The outstanding balance as of December 31, 2003, was €1,334.45 million.

Technical reserves

This caption includes the reserves recorded by the Group’s insurance companies. As indicated in various sections of these notes to consolidated financial statements, in November 2002, pursuant to the legislation in force, various of Telefónica de España’s commitments to its employees were externalized to the Group company Seguros de Vida y Pensiones Antares, S.A. The “Transfers” column in the “Provisions for Contingencies and Expenses” table shown above included in 2002 the effect of transferring these Telefónica de España commitments and obligations to the insurance company. As of December 31, 2003, the main items and amounts included under the “Technical Reserves” caption were as follows:

Millions of Euros
Supplementary pension payments for retired personnel	547.98
Group life insurance	125.43
Preretirements and early retirements	1,966.01
Other technical reserves	211.03

Total	2,850.45

The companies that still have these commitments calculated the amounts to be provisioned at 2003 year-end using actuarial assumptions pursuant to current legislation, including most notably the ERM/F-2000 mortality tables and a floating interest rate of between 2.80% and 4% for the most significant amounts, based on the related hire dates.

Provision for the pension funds of other companies

The subsidiary Telecomunicações de São Paulo, S.A. (Telesp) has had various pension plan and medical insurance commitments to its employees since 2000, the year in which these commitments were negotiated and converted into defined-contribution plans. Substantially all of this company’s serving employees availed themselves of these plans. In 2003, mainly as a consequence of the severances at this company and of the update of the actuarial calculations, a reduction in the existing commitments to cover the future payments to be made was disclosed, which led to the extraordinary release of €70.34 million, which was credited to the consolidated statement of operations (see Note 20). As of December 31, 2003, the provision recorded in this connection amounted to €22,58 million (€74.12 million in 2002). Also worthy of note in this connection as of December 31, 2003, are the commitments acquired by Telefónica de Argentina and CTC Chile amounting to €17.52 million and €22.64 million, respectively.

The variations in the “Other” column in 2003 and 2002 relate mainly to translation differences.

UMTS provisions

As indicated in Notes 4-d and 6 in relation to the value adjustments performed on UMTS licenses, this caption includes most notably a provision of €2,371.46 million recorded in 2002. The balance of this caption, net of the amounts used in 2002 and 2003, was €1,237.11 million.

The transfers in this provision relate to the deduction of the amount for accounting for the investment in Ipse 2000 by the equity method, after the company had recorded these effects in its net worth.

Other provisions

The balance of this caption as of December 31, 2003, includes various provisions recorded by the Telefónica Group companies, including most notably €65.00 million at the Telefónica Internacional subgroup relating to provisions for severance costs for the employees’ years of service at the respective companies, in accordance with the legislation applicable in each country or with the contractual agreements entered into (€120.01 million as of December 31, 2002), and €158.12 million at Telefónica de España relating to the accrued amount of long-service bonuses paid to personnel after 25 years of service (€158.40 million in 2002).

Also, certain Group companies, mainly those forming part of the Endemol Group, when investing in other companies make payment of part of the price agreed on conditional upon compliance by the acquired company with some related future goal, in most cases increased revenues, the obtainment of income, etc. Since a part of the acquisition price is therefore not fixed, each year the necessary estimates are made to evaluate the possible liabilities inherent to these transactions. The increases in 2003 include most notably those relating to the investment in Endemol France amounting to €112.10 million (see Note 5). As of December 31, 2003, the amounts provisioned in this connection, €282.45 million and €70.44 million, were recorded under the long-term “Provisions for Contingencies and Expenses” and “Short-Term Provisions for Contingencies and Expenses” captions, respectively (€202.48 million and €38.59 million, respectively, as of December 31, 2002).

As of December 31, 2002 and 2003 this caption included €382.44 million relating to the debit balance generated with the minority stockholder of Group 3G UMTS Holding GmbH.

Lastly, the “Other Provisions” caption in 2003 and 2002 includes, inter alia, the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, the contingencies derived from their respective business activities and the risks arising from commitments acquired in other transactions.

(15)	DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

The variations in the years ended December 31, 2003 and 2002, in the balances relating to debentures, bonds and other marketable debt securities were as follows:

	Millions of Euros
	Non-Convertible Euro	Non-Convertible Foreign Currency	Promissory Notes and Commercial Paper	Total
Balance at 12/31/01	6,012.89	9,312.09	1,680.27	17,005.25

New issues	230.00	53.98	3,777.64	4,061.62
Redemptions, conversions and exchanges	(152.24)	(807.54)	(4,014.59)	(4,974.37)
Inclusion of companies	—	—	637.81	637.81
Adjustments and other variations	70.85	(1,312.33)	(182.93)	(1,424.41)

Balance at 12/31/02	6,161.50	7,246.20	1,898.20	15,305.90

New issues	2,650.00	354.52	3,383.88	6,388.40
Redemptions, conversions and exchanges	(277.77)	(865.07)	(3,772.39)	(4,915.23)
Adjustments and other variations	68.46	(1,276.62)	(234.30)	(1,442.46)

Balance at 12/31/03	8,602.19	5,459.03	1,275.39	15,336.61

Maturity:
Long term	7,207.65	5,201.06	—	12,408.71
Short term	1,394.54	257.97	1,275.39	2,927.90
Unmatured accrued interest	314.64			314.64

Debentures and bonds

The main issues in 2003 were as follows:

Under the EMTN program of Telefónica Europe, B.V.:

	Date	Face Value (Millions)	Currency	Maturity	Interest Rate
EMTN Issue	02/03/03	100.00	Euros	02/03/05	Floating EONIA + 0.47%
EMTN Issue	02/14/03	1,500.00	Euros	02/14/13	5.125%
EMTN Issue	02/14/03	500.00	Euros	02/14/33	5.875%
EMTN Issue	10/06/03	100.00	Euros	10/17/05	Floating EONIA + 0.23%
EMTN Issue	10/27/03	100.00	Euros	10/27/05	Floating EURIBOR + 0.14%
EMTN Issue	11/05/03	50.00	Euros	05/05/05	Floating EONIA + 0.17%
EMTN Issue	11/27/03	100.00	Euros	11/27/06	Floating EURIBOR + 0.18%
EMTN Issue	12/11/03	200.00	Euros	12/11/06	Floating EURIBOR + 0.18%

Issues of Telefónica de Argentina, S.A.:

	Date	Face Value (millions)	Currency	Maturity	Interest Rate
Marketable debentures	08/07/03	189.70	USD	11/01/07	11.875%
Marketable debentures	08/07/03	220.00	USD	11/07/10	9.125%
Marketable debentures	08/07/03	148.14	USD	08/01/11	8.85%

These issues of Telefónica Argentina, S.A. relate to offers to exchange marketable debentures which were restructured during 2003 and which represented net additions of €147.49 million.

Issues of Telesp Celular Participaçoes, S.A.:

	Date	Face Value (millions)	Currency	Maturity	Interest Rate
Marketable debentures	06/24/03	75	USD	12/22/04	6.75%
Marketable debentures	08/11/03	250	BRL	08/01/08	104.6% CDI

Issues of Telefónica de Perú, S.A.A. under the bond programs:

	Date	Face Value (millions)	Currency	Maturity	Interest Rate
2nd Bond Program T. Perú (8th)	03/14/03	75.00	New soles	03/14/05	6.5%
2nd Bond Program T. Perú (8th-Series B)	04/22/03	15.00	New soles	04/22/05	6.1875%
2nd Bond Program T. Perú (9th)	04/14/03	21.00	USD	01/14/05	2.4375%
3rd Bond Program T. Perú (1st)	11/24/03	50.00	New soles	11/24/10	VAC + 5% (a)
6th Bond Issue T. Perú	06/18/03	70.00	New soles	06/18/05	5.1875%
7th Bond Issue T. Perú	08/20/03	63.19	New soles	08/20/08	7.9375%
8th Bond Issue T. Perú	08/20/03	16.84	USD	02/20/09	3.8125%
9th Bond Issue T. Perú	07/07/03	20.00	USD	07/07/07	3.125%

(a)	VAC: Inflation (adjustment factor).

The main issues in 2002 were as follows:

	Date	Face Value (Millions)	Currency	Maturity	Interest Rate
Note	04/11/02	100	Euros	2003	4.08% (discount)
Note	04/19/02	50	Euros	2005	(a)
FRN	06/18/02	80	Euros	2004	Floating EONIA + 0.30%

(a)	Structured issue with a final interest rate of 3-month EURIBOR + 0.40%.

The detail of the debentures and bonds is shown in Exhibit V.

Corporate promissory notes

The features of the main corporate promissory note issue program as of December 31, 2003, were as follows:

Millions of Euros	Addressed to:	Euros	Method of Sale
Limit Outstanding
		Face Value
2,000	Participating entities	1,000	Monthly auctions
		100,000	Specific transactions

The average interest rate on the outstanding position as of December 31, 2003, was 2.24%.

Commercial paper

The features of Telefónica Europe, BV’s commercial paper issue program are as follows:

Millions of Euros	Addressed to:	Face Value	Method of Sale
Limit Outstanding

2,000	Investors	US$500,000	Specific transactions
		€500,000	Specific transactions
		¥100,000,000	Specific transactions
		£100,000	Specific transactions

The average interest rate on the outstanding position as of December 31, 2003, was 2.24%.

Also, as of December 31, 2003, Telefónica del Perú, S.A.A. had a commercial paper issue program with a maximum outstanding limit of US$ 180 million, or its equivalent in local currency. As of that date US$ 107.3 million had not been used, and the remaining US$ 72.7 million had been drawn down in specific transactions at an interest rate as of December 31, 2003, of 3.17%.

(16)	PAYABLE TO CREDIT INSTITUTIONS

The detail of the accounts payable to credit institutions is as follows:

	Millions of Euros
	Balance at 12/31/03			Balance at 12/31/02
	Short Term	Long Term	Total	Short Term	Long Term	Total
Corporate promissory notes	6.92	99.65	106.57	7.09	106.56	113.65
Loans and credits	988.76	2,815.97	3,804.73	2,198.44	3,569.39	5,767.83
Foreign currency loans	1,663.52	2,016.94	3,680.46	1,867.14	3,236.99	5,104.13

Total	2,659.20	4,932.56	7,591.76	4,072.67	6,912.94	10,985.61

As of December 31, 2003, the average interest rates on the corporate promissory notes, loans and credits and foreign currency loans were 13.52%, 3.29% and 4.10%, respectively. These percentages do not include the effect of the hedging arranged by the Group.

The most significant financial transactions in 2003 and 2002 were as follows:

	Amount (Millions)	Currency	Date	Maturity
JBIC (Telesp) loan	29,762.50	Yen	01/23/03	07/23/09
BBK loan	100.00	Euro	03/26/02	03/26/04
Drawdown against Citibank syndicated loan (Tranche B)	1,500.00	Euro	08/27/02	08/27/03

On April 9, 2003, Compañía de Telecomunicaciones de Chile (CTC) completed the renegotiation of the syndicated loan granted on February 7, 1996, amounting to US$ 225 million of which the outstanding amount as of December 31, 2003, was US$ 150 million. The renegotiations will mainly enable the maturity to be extended from December 2003 through April 2008. The repayments will be made in three installments: US$ 30 million on April 9, 2006, US$ 60 million on April 9, 2007 and US$ 60 million on April 9, 2008, and the interest rate will be Libor plus a margin based on the current risk classification.

The main repayments made in 2003 and 2002 were as follows:

	Amount (Millions)	Currency	Date
Early repayment of Citibank syndicated loan (Tranche B) (1)	1,500.00	Euro	02/27/03
BBK loan	100.00	Euro	10/28/03
Alcatel loan (2)	166.78	USD	12/15/03
Qualcomm loan (2)	363.19	USD	Several
BSCH loan	200.00	Euro	12/30/03
Drawdown against Citibank syndicated loan (Tranche A)	1,915.43	Euro	08/27/02
Qualcomm loan	433.96	USD	11/10/02
BBVA loan	103.44	USD	11/21/02

(1)	€1,145 million were repaid on that date by Telefónica S.A. and the remaining €355 million were repaid by Telefónica Europe B.V.

(2)	These are the main repayments of accounts payable to the suppliers of Telefónica Móviles Méjico. The amount of the Qualcomm loan is the overall figure for the year, which is broken down into three payments, the largest of which amounted to the US$ 281.27 million and was repaid on June 13, 2003.

In 2003 Telefónica, S.A. made two early repayments of the syndicated loan, totaling €1,200 million, that was arranged in 1999 with several financial institutions: the first, amounting to €70 million, was made on October 30 and the second, amounting to €200 million, was made on December 30. Both repayments were made to BSCH.

In 2003 Compañía de Telecomunicaciones de Chile (CTC) made an early repayment of the syndicated loan, amounting to US$ 120 million, that was arranged on April 17, 2001, with JP Morgan Chase. The repayment was made in two installments: the first on April 23, amounting to US$ 90 million, and the second on June 27, amounting to US$ 30 million.

The claimability of certain financing arranged by various Telefónica Group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these consolidated financial statements.

The scheduled maturities for repayment of the debt as of December 31, 2003, were as follows:

	Millions of Euros
	2004	2005	2006	2007	2008	Subsequent Years	Total
Corporate promissory notes	6.92	6.74	6.57	6.37	6.14	73.83	106.57
Loans and credits	988.76	980.21	783.36	232.97	96.74	722.69	3,804.73
Foreign currency loans	1,663.52	747.50	267.37	268.59	581.43	152.05	3,680.46

Total	2,659.20	1,734.45	1,057.30	507.93	684.31	948.57	7,591.76

As of December 31, 2003, the Telefónica Group had financing sources of various types exceeding €7,000 million and the possibility of negotiating the maturity dates of various of the existing financing commitments and, accordingly, any need of the Group arising from its short-term commitments is adequately covered.

Foreign currency loans

The detail of the foreign currency loans as of December 31, 2003 and 2002, is as follows:

	Outstanding Balance (in Millions)
	Foreign Currency		Euros
Currency	12/31/03	12/31/02	12/31/03	12/31/02
U.S. dollars	3,711	4,657	2,806.09	4,441.36
Brazilian reais	1,061	512	290.86	138.15
Swiss francs	—	11	—	7.35
Argentine pesos	52	54	14.21	15.34
Bolivares	—	10,684	—	7.34
Yen	47,083	40,644	348.63	326.75
UF	842	206	112.36	27.35
New soles	219	315	50.19	85.45
Pounds sterling	20	25	29.46	38.34
Mexican pesos	269	—	18.96	—
Other currencies	—	—	9.70	16.70

Total for the Group			3,680.46	5,104.13

(17)	DERIVATIVES

In 2003 the Group continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2003, the total outstanding balance of derivatives transactions was €30,915.29 million (€36,909.02 million as of December 31, 2002), of which €13,342.11 million related to interest rate risk and €16,535.60 million to exchange risk (€18,431.37 million and €18,100.61 million as of December 31, 2002, respectively) (see Exhibit VI).

Most of the derivatives transactions are assigned directly to individual asset or liability positions in the consolidated balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Group. The net financial expense incurred in 2003 in relation to these transactions amounted to €322.18 million (net financial expense of €141.50 million in 2002).

(18)	TAX MATTERS

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. 54 companies formed the consolidated tax Group in 2003.

Deferred tax assets and liabilities

The detail as of December 31, 2003 and 2002, of the Telefónica Group’s deferred tax assets and liabilities, and of the variations therein in 2003 and 2002, is as follows:

	Millions of Euros
	Deferred and Other Tax Assets		Deferred Tax Liabilities
	Short Term	Long Term	Short Term	Long Term	Intercompany Long Term
Balance at December 31, 2001	275.27	3,757.78	240.17	1,482.45	58.63

Reversal	(213.86)	(995.88)	(189.00)	(150.80)	(1.67)
Arising in the year	238.43	6.576.84	90.87	367.55	8.05
Net international variations	15.03	(120.89)	—	(186.48)	—
Inclusion/Exclusion of companies and other	(4.77)	118.58	(10.48)	71.35	(19.62)

Balance at December 31, 2002	310.10	9,336.43	131.56	1,584.07	45.39
Reversal	(209.54)	(1.118.82)	(11.02)	(484.32)	(6.08)
Arising in the year	356.33	608.55	11.58	87.70	2.84
Net international variations	26.10	(30.74)	—	(496.85)	—
Inclusion/Exclusion of companies and other	35.52	29.68	30.55	(21.11)	6.33

Balance at December 31, 2003	518.51	8,825.10	162.67	669.49	48.48

The balance of the “Long-Term Investments – Taxes Receivable” caption, which amounts to €9,029.48 million (see Note 8), includes, in addition to the deferred and other tax assets shown in the foregoing table, an amount of €204.38 million (€342.99 million as of December 31, 2002) relating to tax credits recorded as indicated below.

The “Long-Term Debt – Taxes Payable” caption amounting to €801.63 million includes the deferred tax liabilities shown in the foregoing table, together with €83.66 million relating to other long-term obligations to public authorities.

The deferred intercompany taxes relate to the differences arising from the elimination of unrealized gains on intercompany transactions, plus the cumulative differences between the net tax payable reported in the Telefónica Group’s consolidated corporate income tax return and the sum of the net tax charges per the individual corporate income tax returns of the Telefónica Group companies.

Taxes payable and taxes receivable

The detail of the “Other Nontrade Payables—Taxes Payable” and “Accounts Receivable—Taxes Receivable” captions as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	Balance at 12/31/03	Balance at 12/31/02
Taxes payable:
Tax withholdings	101.95	106.77
Indirect taxes payable	485.37	241.73
Corporate income tax	109.43	38.98
Accrued social security taxes	172.13	177.28
Deferred tax liabilities	162.67	131.56
Other	149.54	352.20

Total	1,181.09	1,048.52

	Millions of Euros
	Balance at 12/31/03	Balance at 12/31/02
Taxes receivable:
Tax withholdings and installment payments	198.40	313.80
Income tax refunds receivable	10.48	109.50
Taxes, surcharges and other payments recoverable	15.63	31.69
Deferred tax assets and other short-term tax assets	518.51	310.10
Indirect taxes refundable	370.01	160.25
Other	9.81	130.03

Total	1,122.84	1,055.37

Reconciliation of the income/loss per books

to the tax base for corporate income tax

purposes and determination of the tax

expense/revenue

The reconciliation of the income/loss per books to the tax base for corporate income tax purposes as of December 31, 2003 and 2002, and the determination of the corporate income tax expense/revenue and the net tax payable/refundable for the two years are as follows.

	Millions of Euros
	2003	2002
Income (Loss) per books	3,362.50	(14,601.06)
Permanent differences	(422.15)	(1,880.14)
Timing differences	(634.03)	2,169.86
Offset of tax losses	(358.74)	—

Tax base	1,947.58	(14,311.34)

Gross tax payable	465.68	(5,008.97)
Tax credits and tax relief	(457.29)	(409.41)
Unrecorded tax assets	222.62	485.82

Corporate income tax payable (receivable)	231.01	(4,932.56)

Tax effect of timing differences and deferred revenues	112.20	(705.70)
Other items	570.22	2,409.61

Total income tax	913.43	(3,228.65)

The permanent differences arose mainly as a result of the amortization of consolidation goodwill (see Note 5) and the results assignable to associated companies, and of events that gave rise to tax bases that are not included in the consolidated statement of operations, such as translation differences, etc.

The main timing differences arose as a result of the investment valuation provisions recorded by individual companies for the amounts yet to be allocated to income in connection with their equity investments, and of the effect of retirement and early retirement plans, which are tax deductible based on the payment schedule rather than when the related provisions are recorded.

The “Other Items” account includes in 2003, inter alia, the tax credits of €462.67 million taken in the year and that had been recorded in the consolidated balance sheet in prior years.

In 2002, because the tax Group incurred a tax loss, no tax credits were taken, although an asset of €342.99 million was recorded in relation to the application of the provisions of the ICAC resolution dated March 15, 2002 (see Note 4-p). The tax credits taken in 2002 by the companies not forming part of the tax Group were scantly material.

The Telefónica tax Group has €449.27 million (€599.78 million in 2002) of unused tax credits relating to 1999 through 2003. This amount includes €204.38 million recorded under the “Long-Term Investments – Taxes Receivable” caption in connection with the matter indicated in the preceding paragraph and which relate basically to the reinvestment of extraordinary income and research and development expenses (€342.99 million as of December 31, 2002).

The tax losses available for carryforward in Spain at the main Group companies total €20,083.14 million, of which €17,288.34 million, €1,128.38 million and €1,267.02 million were incurred in 2002, 2001 and 2000, respectively, and can be offset within 15 years. €14,794.35 million of these tax losses were capitalized, giving rise to a tax asset of €5,178.02 million, which was recorded under the “Long-Term Investments - Taxes Receivable” caption.

In the 2002 corporate income tax return a negative adjustment of €2,137.24 million was made in relation to Telefónica Móviles, S.A. as a result of the transfer of certain holdings acquired in prior years whose market value differed from the book value at which they were recorded (underlying book value) because Telefónica Móviles, S.A. applied the provisions of Article 159 of the Corporations Law. No accounting effect for this adjustment was recorded, since the stance adopted by the authorities differs from that of the company. Also, as of December 31, 2003, the Terra Networks Group had unrecognized tax losses amounting to €2,841.08 million.

Based on an analysis of future earnings expectations, in 2002 Terra Networks wrote off a portion of the tax assets recorded for prior years. The effect on the 2002 consolidated statement of operations, an expense of €272.59 million, was recorded under the “Corporate Income Tax” caption. This amount was calculated taking into account the reversal of deferred tax liabilities recorded in prior years that was performed to avoid the duplication of tax assets and, accordingly, once the effect of the losses attributed to minority interests was taken into account, this expense did not have any effect on the Telefónica Group’s consolidated net loss for 2002.

On September 25, 2002, tax audits commenced at several of the companies included in tax Group 24/90 of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). The tax audits of the years open for review are not expected to give rise to the need to record significant liabilities in the accompanying consolidated financial statements.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax review currently in progress, the tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax, nonresident income tax and VAT; and the years since 2001 for corporate income tax (since 1999 and 1998, respectively, for the other Spanish companies).

In the other countries in which the Telefónica Group has a significant presence, the years open for review by the relevant authorities are generally as follows:

•	The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

•	The last four years in Peru, Guatemala and Venezuela.

•	The last three years in Chile, El Salvador and the U.S.

The variations in the accrual of the investment tax credits are shown in Note 13.

(19)	CURRENT LIABILITIES - OTHER NONTRADE PAYABLES

The detail of the balances of the “Current Liabilities - Other Nontrade Payables” caption in the consolidated balance sheets as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	Balance at 12/31/03	Balance at 12/31/02
Accrued expenses payable	58.56	101.75
Group company dividends payable	137.54	54.09
Short-term payables to fixed asset suppliers	66.80	51.10
Guarantees and deposits	66.78	159.25
Compensation payable	330.70	322.79
Other nonfinancial nontrade payables	275.55	551.87

Total	935.93	1.240.85

(20)	REVENUES AND EXPENSES

Sales and services

The detail, by business line, of net sales and services is as follows:

	Millions of Euros
	12/31/03	12/31/02	12/31/01
Wireline telephony business in Spain	10,217.43	10,272.11	10,220.37
Móviles business	10,428.28	9,449.34	8,729.95
Wireline telephony business in Latin America	6,377.05	6,954.14	10,137.37
Companies business (T. Data and Emergia)	1,782.04	1,758.49	1,867.87
Telefónica Contenidos business	1,378.48	1,076.16	1,403.07
Directorios business	589.30	550.46	619.54
Terra Networks business	545.09	599.95	689.96
Atento business	492.96	571.09	643.87
Instrumentality companies and other	585.73	609.22	808.15

Group revenues before the elimination of intercompany sales	32,396.36	31,840.96	35,120.15

Intercompany sales	(3,996.52)	(3,429.66)	(4,067.55)

Total revenues from Group operations	28,399.84	28,411.30	31,052.60

Personnel expenses

The detail of the personnel expenses is as follows:

	Millions of Euros
	12/31/03	12/31/02	12/31/01
Compensation	3,368.59	3,561.57	3,958.37
Provisions to the pension allowance and other commitments to employees	115.45	121.26	103.32
Accrual for the cost of the loyalty-building programs tied to share market price	14.63	16.97	14.29
Employee welfare expenses and other	1,142.65	1,093.97	1,314.28

Total	4,641.32	4,793.77	5,390.26

The “Personnel Expenses” caption includes the severance paid to two senior managers who left the Company in 2003, the amount of which had been established in their respective senior management contracts.

In general, senior management contracts relating to members of the Executive Committee include indemnity clauses consisting of three years’ salary plus another year’s salary depending on the years of service at the Company, for cases of unilateral termination by the Company. The one-year’s salary payment consists of the last year’s fixed compensation and the arithmetic mean of the sum of the last two variable compensation payments received per the related contract.

Inclusion in the general social security system

Since January 1, 1992, Telefónica de España and its employees, who were formerly covered by a company employee welfare system, have been contributing to the general social security system. As a result of the inclusion of serving employees in the social security system, Telefónica de España must make additional contributions to the social security system until the year 2016, based on the serving employees’ effective contribution bases applicable at any time in that period. These contributions consist of the payment of 2.2% of the base salary, and the related amount is recorded under the “Personnel Expenses – Employee Welfare Expenses and Other” caption. €27.16 million were recorded in this connection in 2003 (€27.23 million in 2002).

Supplementary pension plan for employees

Various Telefónica Group companies have arranged a defined-contribution pension plan pursuant to Legislative Royal Decree 1/2002 approving the revised Pension Plans and Funds Law. Under this plan, contributions of between 6.87% and 4.50% of the participating employees’ regulatory base salary (based on each employee’s respective hire date and the company in question) are made to the plan. The obligatory contribution of the participant is generally a minimum of 2.2% of the employee’s regulatory base salary. The system used is an individual and financial capitalization system.

As of December 31, 2003, 44,697 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. The contributions made by the various companies in 2003 amounted to €105.72 million (€97.68 million in 2002).

Number of employees

Following is a detail of the Telefónica Group’s average number of employees in 2003 and 2002, together with the headcount as of December 31 of those years. The employees shown for each subgroup include the Telefónica Group companies with similar activities in order to present the employees by business.

	12/31/03		12/31/02
	Average	Year-End	Average	Year-End
Telefónica, S.A.	791	767	769	799
Telefónica de España Group	40,696	36,586	42,356	42,162
Telefónica Móviles Group	13,240	13,093	14,153	13,694
Telefónica Internacional Group	24,501	23,141	28,715	25,673
Telefónica Empresas Group (T. Data and Emergia)	4,922	5,003	4,965	4,664
Directorios Group	2,778	2,787	2,839	2,752
Telefónica de Contenidos Group	6,487	4,638	5,712	5,574
Atento Group	48,171	54,394	49,496	49,432
Terra Networks Group	2,273	2,229	2,762	2,455
Other	5,606	5,650	5,737	5,640

Total	149,465	148,288	157,504	152,845

The figures in the foregoing table relate to the consolidated companies.

Also, the Group company Telefónica de España has filed various appeals for judicial review against the Government in connection with the monetary claim relating healthcare services provided in the years from 1999 to 2002 (inclusive). The claim for 2003 will be initiated once the accounts of the related entity cooperating with the Spanish National Social Security Institute have been closed. The company has recorded an account receivable of €92.25 million in this connection. Also, proceedings have been instigated by or against the regulator some of which are being conducted in the administrative jurisdiction and others before the courts.

Compensation systems tied to share market price

At 2003 year-end Telefónica only had one compensation system tied to the market price of its shares: the TIES Program is aimed at all the serving personnel of Telefónica and of most of its Spanish and foreign subsidiaries.

The other compensation system tied to the market price of Telefónica shares ended in September 2003. The so-called TOP Plan was aimed exclusively at executive personnel of Telefónica, S.A. and of several Group companies including the executive directors of Telefónica, S.A. This Plan was implemented by Telefónica on June 28, 1999, and was approved by the Company’s Stockholders’ Meeting on April 7, 2000.

In view of the fact that when the aforementioned TOP Plan expired after the last opportunity for beneficiaries (participants) to exercise the Telefónica, S.A. stock options held by them the exercise prices were substantially higher than the market price of the shares at that time, the option-holders did not exercise the options which, accordingly, expired.

The subsidiaries Telefónica Móviles S.A. and Terra Networks, S.A. have also established their own compensation systems tied to the market price of their respective shares.

In November 2003 the stock option plan of the subsidiary Telefónica Publicidad e Información, S.A. (TPI) expired. This plan was aimed at the company’s executives (including the Executive Director) and employees and was implemented in 1999, and was approved by the aforementioned company’s Stockholders’ Meeting on April 17, 2000. In view of the fact that when the aforementioned plan expired after the last opportunity for the beneficiaries to exercise the TPI stock options held by them the exercise prices were higher than the market price of the shares at that time, the option-holders did not exercise the options which, accordingly, expired.

In October 2003 TPI extended to 2008 year-end the irrevocable call option right on 7,212,147 TPI shares that the company had arranged with Caja de Ahorros y Pensiones de Barcelona.

Lastly, there is a program of options on Telefónica, S.A. shares targeted at the employees of Endemol (the EN-SOP Program).

Following is a detailed account of the main features of each of the aforementioned compensation systems currently in force:

a)	Telefónica, S.A. stock option plan targeted at all the employees of certain Telefónica Group companies (“TIES Program”)

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

In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders’ meeting of Telefónica, S.A. approved two capital increases with disapplication of preemptive subscription rights, for a par value of €1,197,880 and €31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new common shares, respectively, of €1 par value each, with additional paid-in capital of 400% of the par value.

Telefónica, S.A. duly registered separate prospectuses for the aforementioned capital increases, which were verified by the CNMV on November 16, 2000 and February 16, 2001, respectively. It was clearly explained therein which options could be exercised in each tranche, and the procedures for exercising and settling these options.

The main features of the TIES Program are as follows:

1.	Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

2.	Issue price: €5.

3.	Maximum number of shares under option assigned to beneficiaries: 31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

4.	Method of assignment of shares under option: depends on the appreciation of Telefónica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica, S.A. initially acquired. The initial reference value was set at €20.5 per share.

5.	Exercise price: €5.

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

On December 31, 2003, 73,171 persons were participating in the TIES program, who held a total of 30,113,539 purchase options on Telefónica, S.A. shares.

b)	Telefónica Móviles, S.A. stock option plan (“MOS Program”)

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

Subsequently, on June 1, 2001, the Stockholders’ Meeting of Telefónica Móviles, S.A. introduced certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty-building of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders’ Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1.	The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles, S.A. directly or indirectly, during the term of the plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation. In order to carry this out, following the issuance of a report by the Appointments and Compensation Committee, the Board of Directors resolved to assign options to both the employees of the companies which, when joining the Telefónica Móviles Group, met the aforementioned requirements and the employees hired by companies already participating in the MOS Program. Similarly, the Board resolved that employees could join the plan until December 31, 2003. Consequently, new beneficiaries joined the plan in 2002 and through December 2003. In 2003 certain companies were excluded from the MOS Program because they ceased to comply with the requirements to remain in it.

2.	There are three types of options:

•	Type-A options, with an exercise price of €11.

•	Type-B options, with an exercise price of €16.5.

•	Type-C options, with an exercise price of €7.235.

Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

3.	The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles for every 20 options assigned to them.

4.	Each option, regardless of type, will entitle its holder to receive one share of Telefónica Móviles, S.A.

5.	The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were granted (January 2, 2002). The first exercise period commenced on January 2, 2003.

6.	At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option exercise price, or (ii) through cash differences.

The first phase of the Program commenced on January 2, 2002. The second phase of the plan, which included the Telefónica Móviles Group companies and new employees who fulfilled the requirements envisaged in the plan, commenced on June 1, 2002, and finished on December 31, 2003. The total number of beneficiaries of the MOS Program is currently 8,434. Of these beneficiaries, one is an executive director of Telefónica Móviles, S.A. and eight are general managers or similar executives.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Stockholders’ Meeting on October 26, 2000, through the issuance of 21,445,962 shares of €0.50 par value each, which were subsequently subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and call option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a call option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

The implementation of this Telefónica Móviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefónica Móviles, S.A. to provide coverage for the Program were notified to the CNMV and published in the Abridged Prospectus, which was verified and registered in the CNMV’s Official Register on November 2, 2001.

As a result of the early settlement of options granted to beneficiaries, in 2003 2,473 beneficiaries holding a total of 1,944,196 options left the Program. The amount paid to these beneficiaries in 2004 to settle these options early was €1.16 million.

c)	Terra Networks, S.A. stock option Plan

The Terra Networks, S.A. stock option Plan was approved by the Stockholders’ Meeting on October 1, 1999, and implemented by Board of Directors’ resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides, through the exercise of the stock options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to cover the stock option plan approved, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable call option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004.

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

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders’ Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

1.	Each of the stock options under the plan entitles the holder (employee or executive) to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2.	Duration of four years and three months (therefore, it ends on February 28, 2004), and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra-Lycos Group employee.

In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. stock option plan, which was approved by the Stockholders’ Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, at the recommendation of the Appointments and Compensation Committee based on a proposal of its Chairman, through the assignment of options to executives and employees who were already beneficiaries of the stock option plan, in addition to the assignment of options to new employees who had joined the Terra-Lycos Group.

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

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the extension of the stock option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. At the date of preparation of these consolidated financial statements, the Board of Directors had not yet extended the option exercise period.

Also, in 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved at its meetings on January 30, July 25 and September 26 the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2003, options on 6,438,696 shares had been assigned to Terra-Lycos Group employees, executives and directors, of which 1,555,554 relate to the first phase of the Plan and the remainder to the second phase. The weighted average stock option exercise price is €14.70.

As of December 31, 2003, the Terra-Lycos Group’s executives and directors held 1,185,252 stock options under the Terra Networks, S.A. stock option Plan, the weighted average exercise price of which is €19.03.

d)	Terra Networks, S.A. stock option Plan resulting from the acquisition of the stock option plans of Lycos, Inc.

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

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 65,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option Plan, which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

On December 16, 2003, the Board of Directors of Terra Networks, S.A., pursuant to the powers granted to it by the Stockholders’ Meetings on June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. owned by Citibank, N.A. as Agent Bank of the option Plans assumed by the Company at the time of the integration of Lycos, Inc. These shares still cover the stock options of the employees of Lycos, Inc. outstanding as of that date.

As of December 31, 2003, the employees, executives and directors of Lycos had exercised 16,216,587 options, and 19,272,198 options had been committed at an weighted average price of US$ 20.77.

As of December 31, 2003, the directors and executives held stock option rights on 9,090,776 options, derived from the Lycos, Inc. stock option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A. The weighted average exercise price of the stock options is US$ 23.05.

Also, as of December 31, 2003, the Board members who hold or have held executive posts in the Terra-Lycos Group held 8,717,026 options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. stock option Plans at a weighted average exercise price of €18.40.

e)	Telefónica, S.A. stock option plan aimed at executives of Endemol (“EN-SOP Program”)

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

The total number of options to be delivered each year will be determined by dividing €27,500,000 by the annual reference value of the Telefónica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefónica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefónica, S.A. holds the Meeting calling the Annual Stockholders’ Meeting.

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

Under the EN-SOP Program, in 2001 1,281,040 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefónica, S.A., the governing body responsible for this as established when the resolution to set up this Program was adopted), at an exercise price of €19.2898 per share (annual reference value). In 2001 972 persons were participating in the Program.

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

Under the EN-SOP Program, in 2002 1,933,504 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of €12.61 per share (annual reference value). In 2002 977 persons were participating in the Program.

Lastly, with respect to the application of the EN-SOP Program in 2003, which the Standing Committee of the Board of Directors of Telefónica, S.A. decided on December 17, 2003, will be covered with Telefónica, S.A. shares previously acquired in the securities market, 2,767,084 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of €9.03 per share (annual reference value). 1,048 persons were participating in the Program in 2003. The cost of this program recorded in the 2003 consolidated statement of operations amounted to €0.92 million.

Interest on accounts payable and similar expenses and revenues from other equity investments and loans

The detail of the “Interest on Accounts Payable and Similar Expenses” and “Revenues from Other Equity Investments and Loans” captions is as follows:

	Millions of Euros
	12/31/03	12/31/02	12/31/01
Debentures, bonds and other marketable debt securities	946.95	1,060.64	933.50
Loans and credits	907.67	659.66	692.44
Other	91.88	63.84	362.08

Total financial expenses	1,946.50	1,784.14	1,988.02

Associated companies	33.00	31.07	15.38
Other companies	336.77	289.30	419.81

Total other financial revenues	369.77	320.37	435.19

Exchange differences

The detail of the exchange gains and losses allocated to the consolidated statements of operations is as follows:

	Millions of Euros
	12/31/03	12/31/02	12/31/01
Exchange losses	(339.74)	(2,245.17)	(2,026.88)
Exchange gains	834.91	1,612.85	1,244.20

Exchange differences	495.17	(632.32)	(782.68)

Of these total exchange differences, the most significant amount relates to the variation in the debt denominated in foreign currency at the Argentine companies, as a result of the drop in value of the Argentine peso. Accordingly, exchange differences were recorded which had a net positive impact of €134.36 million in 2003 and a net negative impact of €528.87 million in 2002 (see Note 4-b).

In view of the different evolution of the exchange rates of the U.S. dollar and the Brazilian real against the euro, in 2003 U.S. dollar-denominated debt obtained initially to specifically finance investments denominated in foreign currencies was cancelled. This had a positive impact of €267.51 million on the “Exchange Differences” caption.

Extraordinary revenues

The detail of the extraordinary revenues is as follows:

	Millions of Euros
	12/31/03	12/31/02	12/31/01
Prior years’ revenues	—	15.66	65.74
Indemnity payments for breach of contract	27.45	31.76	63.07
Adjustment of pension commitments (Note 14)	70.34	—	—
Insurance settlement consortium	2.83	0.87	14.04
Corporate restructuring of the wireless business in Brazil	14.68	49.10	—
Sale of treasury stock (Note 11)	7.12	—	—
Provisions for treasury stock (Note 11)	159.95	—	106.87
Allocation of deferred revenues to income (Note 13)	74.34	—	172.16
Other extraordinary revenues earned in the year	124.49	158.57	349.12
Gains on fixed asset disposals	224.22	55.56	10.15
Gains on disposals of investments in consolidated companies (Note 8)	407.96	99.32	305.95
Capital subsidies transferred to income for the year (Note 13)	53.78	63.79	80.03

Total extraordinary revenues	1,167.16	474.63	1,167.13

The “Other Extraordinary Revenues Earned in the Year” account includes the extraordinary revenues earned by all the Group companies, the amounts of which taken individually were not material.

Extraordinary expenses and losses

	Millions of Euros
	12/31/03	12/31/02	12/31/01
Provision for contingencies	79.83	31.29	50.67
Extraordinary provisions for preretirements (Note 14)	1,593.41	395.01	460.97
Write-off of goodwill (Note 5)	6.48	2,259.81	249.00
Provisions for treasury stock (Note 11)	—	288.09	—
Fraud suffered and court claims	45.93	4.51	98.56
Fines, penalties and litigation	103.31	107.01	27.33
Write-off of start-up expenses	—	56.62	—
UMTS license value adjustments (Note 14)	—	2,753.90	—
Externalization of commitments (Note 4-g)	12.60	2.12	—
Other extraordinary expenses	380.04	836.68	430.48
Variation in fixed asset and investment valuation allowances (Notes 7 and 8)	100.29	136.48	(599.56)
Losses on disposal of investments in consolidated companies (Note 8)	39.66	206.44	3.86

Total extraordinary expenses	2,361.55	7,077.96	721.31

The “Other Extraordinary Expenses” caption includes extraordinary expenses of a very diverse nature incurred by numerous Telefónica Group companies.

Gains and losses on fixed assets

The “Gains on Fixed Asset Disposals” caption includes €202.95 million relating to the gain obtained from the disposal of real estate, performed mainly by Telefónica de España and Inmobiliaria Telefónica.

The “Losses on Fixed Assets” caption includes the losses recorded in 2002 relating to UMTS license value adjustments, amounting to €9,526.19 million (see Note 6).

This caption also includes net amounts of €19.15 million and €15.49 million as of December 31, 2003 and 2002, respectively, recorded as a result of the dismantling of Telefónica de España’s plant for network digitalization (see Note 7).

(21)	DIRECTORS’ COMPENSATION AND OTHER BENEFITS AND OTHER DISCLOSURES

a)	Directors’ compensation and other benefits

The compensation of the directors of Telefónica, S.A. consists of a fixed monthly payment and of attendance fees for attending the Board of Directors advisory committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

The directors’ compensation is governed by Article 28 of the bylaws, which indicates that the amount of the compensation to be paid by the Company to its directors is set by the Stockholders’ Meeting, and the Board of Directors distributes it among the directors. In this connection, on April 11, 2003, the Stockholders’ Meeting set a maximum gross annual amount to be paid to the Board of Directors of €6 million, which includes a fixed payment and attendance fees for attending the Board of Directors advisory committee or control committee meetings. It should be noted that, in line with the best practices in this field, directors’ compensation is not tied to results.

In 2003 the members of the Board of Directors of Telefónica, S.A. earned €10,900,943.98 (€3,339,958.34 fixed monthly payment, including the compensation earned as members of the Boards of Directors of other Telefónica Group companies; €120,247.86 of attendance fees for attending the Board of Directors advisory committee meetings (including the attendance fees for attending Board of Directors advisory committee meetings of other Telefónica Group companies); €7,275,864.86 of salaries and variable compensation of the executive directors; €114,872.92 of compensation in kind paid to the executive directors, which include life insurance premiums; and €50,000 of contributions paid by the Company, as promoter and for executive directors, under pension plans).

The breakdown of the compensation and benefits received by the directors in 2003 is as follows:

Board of Directors: annual amount of the fixed payment received by each director (in euros):

Position	2003
Chairman	90,151.92
Deputy Chairmen	150,253.02
Directors (1):
Executive directors	90,151.92
Nominee directors	90,151.92
Independent directors	90,151.92

(1)	Additionally, one director, who is not resident in Spain, receives an additional annual payment of €60,101.21 because his experience and work in relation to Latin America is of special interest to the Company.

Standing Committee: annual amount of the fixed payment received by each director (in euros):

Position	2003
Chairman	60,101.19
Deputy Chairman	60,101.19
Directors	60,101.19

The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

Other committees of the Board of Directors: total annual amounts paid in 2003 for attending meetings of the advisory and control committees of the Board of Directors, received by the directors taken as a whole:

Committees	2003
Audit and Control	Attendance fee per meeting: €858.61
Number of meetings paid: 9
Total received: €26,616.91

Appointments and Compensation and Best Practice Corporate Governance	Attendance fee per meeting: €858.61
Number of meetings paid: 6
Total received: €24,899.69

Human Resources and Corporate Reputation	Attendance fee per meeting: €858.61
Number of meetings paid: 6
Total received: €20,606.64

Regulation	Attendance fee per meeting: €858.61
Number of meetings paid: 5
Total received: €12,879.15

Service Quality and Commercial Service	Attendance fee per meeting: €858.61
Number of meetings paid: 4
Total received: €8,586.1

International Matters	Attendance fee per meeting: €858.61
Number of meetings paid: 2
Total received: €7,727.49

Executive directors: total amounts received by the executive directors taken as a whole for the items indicated below (in euros):

2003
Salaries	3,811,030.07
Variable compensation	3,464,834.79
Compensation in kind	114,872.92
Contributions to pension plans	50,000

The executive directors César Alierta Izuel, Fernando Abril-Martorell Hernández (who resigned from his post as the Company’s Chief Executive Officer on September 24, 2003), Antonio J. Alonso Ureba and Luis Lada Díaz, in their capacity as directors of the Telefónica Group, were beneficiaries of the compensation plan linked to the share market price of the shares of Telefónica, S.A. targeted at the Telefónica Group’s executives (the “TOP Plan”) which came to an end in 2003. The options on Telefónica shares forming the subject matter of the Plan were not exercised and, accordingly, expired. The cost for Telefónica of the aforementioned compensation plan, in relation to the executive directors participating in the Plan, amounted to €1.02 million in 2003.

Additionally, it should be noted that the nonexecutive directors do not receive and did not receive in 2003 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

Lastly, the Company does not grant and did not grant in 2003 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

b)	Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for the account of others

Pursuant to Article 127 ter. 4 of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to, the activity that constitutes the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Owner	Investee	Activity	% of Ownership (1)	Functions
Isidro Fainé Casas	Terra Networks, S.A.	Telecommunications	< 0.01%	—

Maximino Carpio García	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Director

Miguel Horta e Costa	Portugal Telecom SGPS, S.A.	Telecommunications	< 0.01%	Executive Chairman

Luis Lada Díaz	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
	Sogecable S.A.	Television, telecommunications and audiovisual production services	< 0.01%	Director

Antonio Massanell Lavilla	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director

Enrique Used Aznar	Amper, S.A.	Telecommunications equipment provider	0.39%	Chairman

Antonio Viana Baptista	Portugal Telecom SGPS, S.A.	Telecommunications	< 0.01%	Director
	Telecom Italia	Telecommunications	< 0.01%	—
	Hellenic Telecom	Telecommunications	< 0.01%	—
	PT Multimedia- Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	Internet	< 0.01%	—
	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Executive Chairman

(1)	If the holding is less than 0.01% of the capital stock, “< 0.01%”will be shown.

Also, pursuant to the aforementioned Law, set forth below are the activities carried on, for their own account or for the account of others, by the various members of the Board of Directors that are the same as, or similar or complementary to, the activity that constitutes the corporate purpose of Telefónica, S.A.:

Name	Activity Carried On	Type of Arrangement under Which the Activity is Carried on	Company through which the Activity is Carried on(2)	Positions Held or Functions Performed at the Company
José Antonio Fernández Rivero	Internet and e-commerce	For account of others	Adquira España, S.A.	Chairman

José Fernando de Almansa Moreno-Barreda	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
	Telecommunications	For account of others	Telefónica del Perú, S.A.A.	Director
	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Director
	Telecommunications	For account of others	Telecomunicaciones de São Paulo, S.A.	Director

Maximino Carpio García	Telecommunications equipment provider	For own account		Advisory Director of Abengoa, S.A.
	Mobile telecommunications	For account of others	Telefónica Móviles, S.A.	Director

Alfonso Ferrari Herrero	Telecommunications	For account of others	Compañía de Telecomunicaciones de Chile, S.A.	Director

Name	Activity Carried On	Type of Arrangement under Which the Activity is Carried on	Company through which the Activity is Carried on (2)	Positions Held or Functions Performed at the Company

	Telecommunications	For account of others	Telefónica de Perú, S.A.A.	Director

	Telecommunications	For account of others	Portugal Telecom, SGPS S.A.	Executive Chairman

Miguel Horta Costa	Telecommunications	For account of others	PT Comunicações, S.A.	Chairman
	Telecommunications	For account of others	PT Multimedia-Serviços de Telecomunicações e Multimédia, SGPS, S.A.	Chairman
	Telecommunications	For account of others	PT Móveis-Serviçoes de Telecomunicações, SGPS, S.A.	Chairman
	Telecommunications	For account of others	TMN-Telecomunicações Móveis Nacionais, S.A.	Chairman
	Telecommunications	For account of others	PT Ventures, SGPS, S.A.	Chairman

	Telecommunications	For account of others	PT Sistemas de Informação, S.A.	Chairman

	Telecommunications	For account of others	PT Corporate-Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Chairman

Luis Lada Díaz	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
	Television, telecommunications and audiovisual production services	For account of others	Sogecable, S.A.	Director

Antonio Massanell Lavilla	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director

Enrique Used Aznar	Telecommunications equipment provider	For account of others	Amper, S.A.	Chairman
	Telecommunications	For account of others	Telecomunicaciones de São Paulo, S.A.	Director
	Telecommunications	For account of others	Telefónica de Perú, S.A.A.	Director
	Telecommunications	For account of others	Terra Networks, S.A.	Director

Mario Eduardo Vázquez	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Chairman

Mario Eduardo Vázquez	Telecommunications	For account of others	Telefónica Holding de Argentina, S.A.	Deputy Chairman
	Telecommunications	For account of others	Compañía Internacional de Telecomunicaciones, S.A.	Deputy Chairman
	Telecommunications	For account of others	Telefónica Móviles Argentina, S.A.	Chairman
	Telecommunications	For account of others	Telefónica Comunicaciones Personales, S.A.	Chairman

Name	Activity Carried On	Type of Arrangement under Which the Activity is Carried on	Company through which the Activity is Carried on (2)	Positions Held or Functions Performed at the Company

	Telecommunications	For account of others	Radio Móvil Digital Argentina, S.A.	Chairman

	Telecommunications	For account of others	Radio Servicios S.A.	Chairman

	Telecommunications	For account of others	Telinver, S.A.	Chairman

	Telecommunications	For account of others	Atento Argentina, S.A.	Chairman

	Telecommunications	For account of others	Katalyx Argentina, S.A.	Chairman

	Telecommunications	For account of others	Katalyx Food Service Argentina, S.R.L.	Owner/Manager

	Telecommunications	For account of others	Katalyx Cataloguing Argentina, S.R.L.	Owner/Manager

	Telecommunications	For account of others	Katalyx Construction Argentina, S.R.L.	Owner/Manager

	Telecommunications	For account of others	Katalyx Transportation Argentina, S.R.L.	Owner/Manager

	Telecommunications	For account of others	Altocity.com, S.A.	Deputy Chairman

	Telecommunications	For account of others	E-Commerce Latina, S.A.	Deputy Chairman

	Internet and e-commerce	For account of others	Adquira Argentina, S.A.	Chairman

	Information Technology	For account of others	Indra SI, S.A.	Director

Antonio Viana Baptista	Telecommunications	For account of others	Telefónica Móviles, S.A.	Executive Chairman
	Telecommunications	For account of others	Telefónica Internacional, S.A.	Director
	Telecommunications	For account of others	Telefónica Móviles España, S.A.	Director
	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Director
	Telecommunications	For account of others	Compañía de Telecomunicaciones de Chile, S.A.	Director

Antonio Viana Baptista	Telecommunications	For account of others	Telecomunicaciones de São Paulo, S.A.	Director
	Telecommunications	For account of others	Brasilcel, N.V.	Director
	Telecommunications	For account of others	Portugal Telecom SGPS, S.A.	Director

(2)	Only shown if the activity is carried on for the account of others and, therefore, is carried on through a company.

Pursuant to Article 114.2 of the Spanish Corporations Law, also introduced by Law 26/2003, it is hereby stated that in the fiscal year to which these financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the course of the Company’s ordinary operations or in conditions other than normal market conditions.

(22)	OTHER INFORMATION

a)	Litigation

Telefónica, S.A. and its Group companies are party to several lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefónica Group is present.

Based on the reports of counsel engaged to act in the lawsuits of Telefónica, S.A., it is reasonable to consider that the adverse outcome of any of these, as yet, unresolved lawsuits will not materially affect the Telefónica Group’s economic and financial position or solvency. These lawsuits include most notably the following:

1)	A proceeding contesting the resolutions adopted by the Special Stockholders’ Meeting of Telefónica, S.A. on February 4, 2000.

The stockholder Javier Sotos García, who owns 300 shares of the Company, filed a complaint contesting the resolutions adopted by the Special Stockholders’ Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

On May 8, 2003, Court of First Instance no. 33 handed down a judgment wholly dismissing the complaint filed by the plaintiff stockholder, holding that it was inappropriate to rule on the voidness or voidability of the resolutions adopted by the Special Stockholders’ Meeting of Telefónica, S.A. on February 4, 2000, and awarding the costs of the proceeding against the plaintiff. On July 26, 2003, an appeal was filed by the latter at the Madrid Provincial Appellate Court. On December 10, 2003, Telefónica, S.A filed a reply brief contesting the appeal.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and it states that the complaint filed did not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders’ Meeting and contested in that court proceeding.

2)	A proceeding contesting certain resolutions adopted by the Annual Stockholders’ Meeting of Telefónica, S.A. on June 15, 2001.

The aforementioned stockholder, Javier Sotos García, also filed a complaint contesting some of the resolutions adopted by the Company’s Annual Stockholders’ Meeting on June 15, 2001.

The aforementioned complaint is based on the purported infringement of the contesting stockholder’s right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

On January 23, 2004, the Company was notified that the proceeding had been stayed until such time as either the parties apply for its resumption or the instance lapses.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders’ Meeting on June 15, 2001, did not in any way signify holding in abeyance the implementation of those resolutions.

3)	Complaint filed by IDT against Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.

International Discount Telecommunications Corporation (IDT) filed a complaint at the New Jersey State Courts in the U.S. against Telefónica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc.

This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the purported nonperformance of the obligations under the agreement to terminate the joint venture agreement, on purported fraud and contravention of the legislation governing the issuance of securities (Federal Securities Exchange Act) and, lastly, on purported fraudulent concealment of information.

The lawsuit is currently for an unspecified amount, without prejudice to the possibility of the claim by the plaintiff for damages being specified and quantified in the course of the proceeding.

In May 2002 the New Jersey State Court decided to dismiss the part of the complaint relating to certain purported breaches of the joint venture agreement, which also resulted in the exclusion of Terra Networks, U.S.A., Inc. from the proceeding.

Subsequently, IDT added a new claim to the complaint alleging that Telefónica was liable, as a control person, for the fraud alleged against Terra in its negotiations with IDT that led to the termination agreement. Telefónica has filed objections against this claim which are currently before the Court.

The defendants have filed an answer and, in turn, Terra Networks S.A. has filed a counterclaim.

On July 2, 2003, in light of the evidence taken, Terra Networks, S.A., Lycos, Inc. and Telefónica, S.A. filed pleadings seeking summary trial to determine the claims and have others dismissed. In turn, IDT has petitioned to have the counterclaim filed by Terra Networks, S.A. dismissed.

Based on the opinion of its legal counsel, the Company considers that it has a sound defense against the claims filed against it and, accordingly, Telefónica is confident that the outcome for Telefónica of the litigation arising from IDT’s complaint should not be adverse but, if it were, considers that the economic and financial impact on the Telefónica Group should not be material.

4)	Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel)

As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefónica, S.A.

Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the bodies in the bankruptcy sent Telefónica a payment demand for €22,867,892, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of €21,347,528 was recognized by reason of the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor for the fulfillment of these payment obligations.

Telefónica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed another complaint to the contrary, proposing that the effects of the bankruptcy be backdated to the date of the sale of the shares of Sintel (April 1996).

The arrangement proposed by the bankrupt company and approved by the Court is currently the subject of an appeal to a superior court.

Based on the opinion of its legal counsel, the Company considers that the Order approving the arrangement is correct and that the appeal filed at the Madrid Provincial Appellate Court should not succeed.

Notwithstanding the foregoing, the liquidation process has commenced, for which purpose the Liquidation Committee was formed on July 20, 2003, and the Control body on October 15, 2003.

The two criminal proceedings are as follows:

“Abbreviated” proceeding no. 273/2001, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. appeared before Central Examining Court no. 1 filing a civil suit as parties suffering loss against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

Preliminary proceeding no. 362/2002, which was commenced on October 23, 2002, by Central Examining Court no. 1 for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price. This preliminary proceeding has been joined to proceeding no. 273/2001, although no decision on the petition for dismissal of the proceeding has been rendered.

5)	Complaint filed by Bidland Systems, Inc. against Katalyx Inc. and Telefónica, S.A.

In December 2000, Bidland Systems, Inc. (“Bidland”) filed a complaint at a California State Court against Telefónica B2B, Inc, now called Katalyx Inc., and

Telefónica, S.A. based mainly on a monetary claim by virtue of purported contractual obligations based on a joint venture project that had not been formalized. Bidland alleges that it suffered loss and damage quantified at US$ 150 million.

The discovery phase in the proceeding took place during 2002 and 2003, and included the taking of witness statements and the adducing of independent experts’ reports for appraising the damage alleged by Bidland.

At the end of this phase, Telefónica and Katalyx filed at court on August 21, 2003, applications for summary judgment against all Bidland’s claims contested by the latter. In October 2003, the case file was transferred to a new District Judge who has not yet set down a date for trial.

Based on the opinion of its legal counsel, the Company considers that it has reasonable legal arguments and that, although there are uncertainties in the outcome of any litigation, it should not be adverse for Telefónica, but that if it were, its economic and financial impact should not be material.

6)	Collective lawsuits filed by stockholders of Terra in the U.S., in connection with the tender offer by Telefónica, S.A. for Terra Networks, S.A.

On May 29, 2003, two class actions were filed at the Supreme Court of New York State by stockholders of Terra Networks, S.A. against Telefónica, S.A., Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A.

These actions are founded mainly on the claim that the price offered to the stockholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the shares of that company, and seek to not have the tender offer approved or, in the alternative, to have damages awarded to them.

It should be noted that since the filing of the complaints, the related proceedings have remained inactive.

Based on the opinion of its legal counsel, the Company considers that it has a sound defense against both the form and the substance of the claims filed against it and, accordingly, is confident that the outcome of the litigation should not be adverse for Telefónica.

7)	Appeal for judicial review no. 6461/03 filed at the National Appellate Court by the World Association of Stockholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission to authorize the tender offer by Telefónica, S.A. for Terra Networks, S.A.

ACCTER filed an appeal for judicial review against the decision of the Spanish National Securities Market Commission to authorize the tender offer made to Terra stockholders on June 19, 2003.

Telefónica, S.A. has filed an application, admitted for consideration, to appear in the proceeding as an intervening nonparty to defend the lawfulness of the decision by the Spanish National Securities Market Commission.

In turn, the National Appellate Court has rejected the appellant’s request for an ex parte or inter partes injunctive stay of the aforementioned decision.

At present, a brief has already been filed by the Government Legal Service in reply to the application filed by ACCTER for judicial review.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned proceeding will be satisfactory for the Company.

b)	Commitments

Strategic alliance between Telefónica and Terra

On February 12, 2003, Telefónica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos Inc. by Terra Networks, S.A., Telefónica, S.A. undertook to commission from Terra, the portion of the advertising services committed by Bertelsmann AG that the latter did not commission from Terra Networks, S.A., up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica, S.A., Terra Networks, S.A., Lycos Inc. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

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

Preferential provider of consulting, management and maintenance services for the country portals of the Telefónica Group companies.

Exclusive provider of Telefónica Group employee on-line training services.

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

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith. In compliance with the terms of the aforementioned Framework Agreement, the minimum annual value was generated for the Terra Lycos Group in 2003.

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

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., at Telefónica Móviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

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

Also, in compliance with the agreements adopted on that date, Telefónica Móviles, S.A. and the Burillo Group, which owned 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefónica Móviles México, S.A. de C.V. Telefónica Móviles, S.A. also contributed to this new company the companies which it owned in northern Mexico. After these contributions, Telefónica Móviles, S.A. had a 92% holding in the new company.

Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its put option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its put option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group’s original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles’ choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the stockholders’ agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Newcomm Wireless Services, Inc. (Puerto Rico)

On February 4, 1999, Telefónica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm Wireless Services, Inc.). Under these agreements between the parties, TLD was granted an option to acquire a 50.1% holding in Newcomm Wireless Services, Inc. by converting promissory notes into shares representing 49.9% of the latter’s capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

In line with the process of reorganization by line of business carried out by the Telefónica Group, in September 2003 TLD transferred to Telefónica Móviles, S.A. the convertible promissory notes (for US$ 60.95 million) and the right to acquire the additional 0.2% of the capital stock. The actual conversion of the aforementioned promissory notes and the exercise of the option right have not yet received the required approval of the U.S. Federal Communications Commission (FCC).

On September 29, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica Internacional, S.A. for the obligation of Telefónica Móviles Puerto Rico (a subsidiary of Telefónica Móviles) regarding a loan of US$ 11 million granted by Banco Santander de Puerto Rico which matures on December 31, 2004.

On December 23, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a bridge loan of US$ 61 million granted by ABN AMRO which matures on December 31, 2004.

Médi Telecom (Morocco)

Telefónica Móviles España S.A. (Sole-Stockholder Company), as a stockholder of Médi Telecom, signed a “Stockholders’ Support Agreement” together with Portugal Telecom and the BMCE Group. This commitment requires the signatories to jointly and severally provide up to €210 million of financial assistance to Médi Telecom in the event of noncompliance with financial clauses or a shortfall in funds at Médi Telecom that would prevent it from meeting its debt servicing obligations. If Médi Telecom obtains a specific level of operating income before depreciation and amortization within a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will automatically be cancelled.

As a result of the most recent loans and the capital increase subscribed by, inter alia, Telefónica Móviles España, S.A. (sole-Stockholder Company), the aforementioned commitment between the latter, Portugal Telecom and the BMCE Group was reduced to €118.3 million as of December 31, 2003.

Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group has provided for the Italian company Ipse 2000 S.p.A. (the awardee of an UMTS license in Italy), in which it owns a holding indirectly through Telefónica Móviles, S.A. and Telefónica DataCorp, S.A. (Sole-Stockholder Company), guarantees securing financial transactions, mainly to secure its financing commitments relating to the accounts payable to the Italian State due to the acquisition of the license amounting to €555.22 million.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and Telefónica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica Group subsidiary, of the BBVA Group’s Spanish and international contact center business.

The transaction agreed on consists of the initial contribution by Telefónica S.A. of all its contact center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.) and the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through the contribution of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A., which entailed the transfer to Atento of the BBVA Group’s Spanish and international contact center business.

The transaction also envisaged the signing of various specific agreements for the provision to the BBVA Group by Atento of contact center services in Spain and Portugal and in several Latin American countries.

Atento N.V. was incorporated on May 13, 2002. All Telefónica, S.A.’s contact center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section had not yet been made as of that date.

On October 24, 2003, BBVA, Telefónica, S.A. and Atento N.V. entered into an Agreement establishing the terms and conditions under which BBVA, through General de Participaciones Empresariales, S.L. (GPE) became a stockholder of Atento N.V. by contributing all the shares of Procesos Operativos, S.A. As a result of the execution of this Agreement, Telefónica, S.A. currently owns shares representing 91.35% of the capital stock of Atento N.V., and GPE (a BBVA Group company) owns the remaining 8.65%.

Subsequently, on December 1, 2003, the Atento Group company Atento Teleservicios España, S.A. acquired all the shares of Leader Line, S.A.

On November 27, 2003, BBVA and Atento N.V. entered into a framework contract for services, with a term of four years, establishing the terms under which Atento N.V. and its subsidiaries will provide contact center activities and services to the BBVA Group.

At the same time as the aforementioned acquisition of Leader Line, S.A., Telefónica and GPE entered into a put option contract whereby GPE has the right to sell to Telefónica, which will be obliged to buy, all the shares of Atento N.V. that GPE owns at the time the option is exercised.

Commitments in relation to Sogecable

As a result of the agreements dated May 8, 2002 and January 29, 2003, between Telefónica, S.A., Telefónica de Contenidos, S.A. (Sole-Stockholder Company) and Sogecable, S.A., relating to the merger of Via Digital with Sogecable, on August 7, 2003, Telefónica de Contenidos acquired a commitment to contribute funds up to a maximum of €45,281,500 to offset Sogecable’s cash shortfall if it is unable to repay any amount owed under a syndicated loan and credit facility granted to Sogecable on August 7, 2003, by several financial institutions. This guarantee to contribute funds to cover possible cash shortfalls at Sogecable expires on June 30, 2005, the date on which it is estimated that the restructuring process brought about by the merger of the digital platforms will have been completed.

Also, on August 7, 2003, Telefónica de Contenidos acquired a commitment, up to a maximum of €80 million, to either guarantee compliance with the payment obligations arising for Sogecable under the aforementioned syndicated loan and credit facility, or to indemnify the syndicate of banks and savings banks up to the same amount against the damage and loss that the syndicate may suffer if any of Sogecable’s obligations in relation to the contract were to be rendered null, void or ineffective for Sogecable.

In any case, the maximum amount guaranteed by Telefónica de Contenidos in relation to the aforementioned syndicated loan and credit facility granted to Sogecable may not exceed €80 million, and the guarantee will be reduced in proportion to the voluntary or mandatory early repayments that take place during the term of the related agreement, which ends on December 31, 2010.

Other commitments acquired by Telefónica de Contenidos as a result of the aforementioned agreements entered into by Telefónica, Telefónica de Contenidos and Sogecable, such as the grant of a participating loan of €50 million, the grant of €172.49 million to guarantee the subscription in full of a subordinated loan of €175 million and the acquisition from Vía Digital of the rights for the 2006 Soccer World Cup, were met in full by Telefónica de Contenidos in the second half of 2003.

Telefónica, S.A. and Telefónica de Contenidos, S.A.U. have stated that they currently plan not to dispose of this holding for at least three years from the exchange date.

Terra Networks, S.A. – BBVA (Uno-e Bank, S.A.)

By virtue of the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for €160.43 million.

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. After the integration had taken place, Terra’s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

On that same date (May 15, 2002), BBVA and Terra Networks, S.A. entered into an agreement in which they established certain liquidity mechanisms (call and put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A., which would be modified if a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., to the effect that BBVA would lose its call option and Terra would retain its put option, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction. After the integration had taken place, Terra’s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that replaced that dated May 15, 2002, when the aforementioned integration took place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of the ownership interest held by Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006 in the liquidity agreement.

In accordance with the terms of the aforementioned agreement dated January 10, 2003, once the relevant authorizations had been obtained, on April 23, 2003, the Special Stockholders’ Meeting of Uno-e Bank, S.A. approved a capital increase at Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Crédito, S.A., through the nonmonetary contribution of the consumer finance business line of the latter, whose Special Stockholders’ Meeting held on the same date approved the contribution and the subscription in full of the capital increase.

This capital increase led to the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. in Uno-eBank, S.A. are 67% and 33%, respectively.

Other commitments in the form of performance bonds for concessions or licenses

1.	Telefónica de España, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately €100 million, relating to definitive guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica de España, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses and 43 concession contracts for the provision of broadcasting services.

Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefónica Cable, S.A. for the formalization of the aforementioned 43 contracts be reimbursed. The Secretary of State for Telecommunications and for the Information Society issued a Resolution dated June 17, 2003, rejecting the proposed reimbursement of guarantees, and an appeal for judicial review was filed against the resolution.

On December 1, 2003, on the basis of the new legal framework created by the General Telecommunications Law of November 3, 2003, Telefónica applied to the Ministry of Science and Technology for the cancellation of all the guarantees provided, and on January 28, 2004, the Ministry issued a report proposing the cancellation of 90% of the guarantees relating to B1-type licenses and rejecting the cancellation of the remaining 10% of the guarantees relating to the provision of broadcasting services.

2.	Telefónica Móviles, S.A., a subsidiary of Telefónica Móviles, S.A., in turn a subsidiary of Telefónica, S.A., has provided certain financial guarantees to the Spanish State amounting to €1,100 million, in relation to the grant to Telefónica Móviles España, S.A. of a UMTS license in Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

Telefónica Móviles España, S.A. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 31, 2003, as a result of which the 71 guarantees in force at that date amounting to €630.9 million that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A., after the latter had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In October 2003, Telefónica Móviles España, S.A. cancelled the released guarantees at the respective banks.

3.	Telefónica Móviles, S.A. is backing the commitments assumed by Grupo de Telecomunicaciones Mexicanos, S.A. de C.V. (GTM) to the regulator, COFETEL, for the long-distance national license it has obtained. The maximum amount of this support is MXP 124.15 million. As of the date of preparation of these consolidated financial statements no disbursements had been made in this connection

4.	In 1999 Telefónica de Argentina, S.A. provided guarantees for the promissory notes amounting to US$ 22.5 million provided by Telefónica Comunicaciones Personales, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for areas I and III. Also, Telefónica de Argentina, S.A. jointly and severally guaranteed, with Telecom Argentina Stet-France Telecom, S.A., the promissory notes amounting to ARP 45 million provided jointly by Telefónica Comunicaciones Personales, S.A. and Telecom Personal, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for area II. These guarantees are still in force, pending verification by the Regulatory Authority of the fulfillment of the PCS network coverage obligations secured by these guarantees. In 2003 the Regulatory Authority verified substantially all the coverage obligations in areas I and III, leaving only the cities of La Rioja, Córdoba and Catamarca. The Regulatory Authority is expected to complete the verification of the PCS network coverage obligations in the aforementioned cities and in area II in 2004.

Telefónica, S.A. and its subsidiaries, which, in turn, head subgroups, perform, as holding companies, various equity investment purchase and sale transactions in the course of their business activities, in which it is standard practice to receive or provide guarantees regarding the nonexistence of liabilities, contingencies, etc. in the equity investments forming the subject matter of the related transactions.

The contingencies arising from the commitments described above were evaluated when the consolidated financial statements as of December 31, 2003, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

c)	Environmental matters

The Telefónica Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. In 2003 it incurred expenses and made investments for scantly material amounts which were recorded in the consolidated statement of operations and the consolidated balance sheet, respectively.

As regards the current systems implemented by the Group to reduce the environmental impact of its plant, several projects were initiated the cost of which was included in the cost of the plant in which they are located.

As regards possible environmental contingencies, there are sufficient internal control mechanisms, which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

d)	Fees paid to auditors

The fees paid in 2003 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of the Telefónica Group in 2003 and 2002, belongs, amounted to €14.82 million and €15.92 million, respectively.

The detail of the foregoing amount is as follows:

	Millions of Euros
	2003	2002
Audit of financial statements	7.48	6.94
Other audit services	2.90	2.90
Work additional to or other than audit services	4.44	6.08

Total	14.82	15.92

The fees paid to other auditors in 2003 and 2002 amounted to €7.78 million and €12.51 million, respectively, the detail being as follows:

	Millions of Euros
	2003	2002
Audit of financial statements	2.10	1.95
Other audit services	2.05	0.42
Work additional to or other than audit services	3.63	10.14

Total	7.78	12.51

These fees include the amounts paid in connection with the fully and proportionally consolidated Spanish and foreign Telefónica Group companies. In this connection, in 2003 €0.95 million relating to 50% of the fees for the proportionally consolidated companies (Deloitte Touche Tohmatsu, €0.70 million; other auditors, €0.25 million) were included.

(23)	SUBSEQUENT EVENTS

In the period from December 31, 2003, through the date of preparation of these consolidated financial statements no events worthy of mention took place at the Telefónica Group.

(24)	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	12/31/03	12/31/02	SOURCE OF FUNDS	12/31/03	12/31/02
Funds applied in operations	—	—	Funds obtained from operations	10,635.10	8,719.49
Start-up and debt arrangement expenses	144.99	468.96
Fixed asset additions			Stockholder contributions
a) Intangible assets	809.88	1,106.58	a) Capital increase	—	—
b) Property, plant and equipment	2,973.30	2,819.65	b) Additional paid-in capital	—	—
c) Long-term investments	4,322.56	2,176.48	c) Minority interests	301.99	5,294.95
Deferred tax assets	—	92.04	Deferred tax assets	818.90	—
Deferred tax liabilities	—	—	Deferred revenues	1.81	229.09
Dividends	2,070.18	108.63
			Long-term deferred tax liabilities	—	436.61
			Long-term debt	3,783.76	1,762.92
Repayment or transfer to short term of long-term debt	5,792.81	6,746.65	Fixed asset disposals
			a) Intangible assets	108.86	39.21
Provisions	1,897.95	863.53	b) Property, plant and equipment	535.50	296.34
			c) Long-term investments	1,944.42	784.16
Other funds applied	213.48	—
			Transfer to short term of long-term loans	1,783.38	403.05
Decrease in working capital due to disposal of equity investments	—	1,060.54	Increase in working capital due to disposal of equity investments	100.39	—
Decrease in working capital due to inclusion of subsidiaries	—	—	Increase in working capital due to inclusion of subsidiaries	46.10	495.50
Variation in working capital due to translation differences	581.25	714.95	Variation in working capital due to translation differences	—	—

TOTAL FUNDS APPLIED	18,806.40	16,158.01	TOTAL FUNDS OBTAINED	20,060.21	18,461.32

FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED	1,253.81	2,303.31	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	—	—
(INCREASE IN WORKING CAPITAL)			(DECREASE IN WORKING CAPITAL)	—	—

	20,060.21	18,461.32		20,060.21	18,461.32

VARIATIONS IN WORKING CAPITAL

INCREASE IN WORKING CAPITAL	12/31/03	12/31/02	DECREASE IN WORKING CAPITAL	12/31/03	12/31/02
Due from stockholders for capital calls	—	—	Due from stockholders for capital calls	—	2.25
Inventories	—	—	Inventories	48.86	304.26
Accounts receivable	189.12	—	Accounts receivable	—	1,974.86
Accounts payable	693.06	3,663.88	Accounts payable	—	—
Short-term investments	622.67	1,146.39	Short-term investments	—	—
Cash	—	—	Cash	207.49	77.97
Accrual accounts	5.31	—	Accrual accounts	—	147.62

TOTAL	1,510.16	4,810.27	TOTAL	256.35	2,506.96

VARIATION IN WORKING CAPITAL	—	—	VARIATION IN WORKING CAPITAL	1,253.81	2,303.31

	1,510.16	4,810.27		1,510.16	4,810.27

The reconciliation of the balances of the consolidated statements of operations to the funds obtained from operations is as follows:

	Millions of Euros
	12/31/03	12/31/02
Income (Loss)	2,203.58	(5,576,80)
Income (Loss) attributable to minority interests	245.49	(5,795,61)
Income of associated companies	212.58	527,88

	2,661.65	(10,844,53)

Add:
Dividends of companies accounted for by the equity method	—	58,16
Depreciation and amortization expense	6,283.70	6,692,42
Provisions for property, plant and equipment	35.69	37,88
Amortization of debt arrangement expenses	41.70	43,23
Amortization of consolidation goodwill	442.46	665,43
Amortization of other deferred charges	140.45	240,98
Write-down of consolidation goodwill	6.48	2,259,81
Investment valuation provisions	—	117,63
Exchange differences	—	(316,72)
Undepreciated plant dismantled	38.68	33,85
Provisions for inventory adjustment	1.81	23,32
Period provisions	1,986.78	3,281,40
Provisions to technical reserves of insurance companies	13.30	17,24
Deferred interest	26.55	5,10
Deferred tax liabilities and other	787.05	—
Property, plant and equipment and intangible assets	16.52	9,597,77
Financial provision and supplementary pension payments to retired employees	5.17	61,62
Losses on disposal of consolidated companies	39.74	209,25
Less:
Gain on disposal of property, plant and equipment and intangible assets	221.83	16,28
Capital subsidies	12.93	63,79
Exchange differences	882.97	—
Long-term deferred tax assets and liabilities	—	3,228,65
Gain on disposal of consolidated companies	407.96	101,78
Fixed asset allowances used	0.07	36,83
Other allowances used	356.53	17,02
Results on financial investments	10.34	—

Funds obtained from operations	10,635.10	8,719,49

(25)	DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

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

The company has registered some reclassifications in the 2001 and 2002 adjustments figures in order to reflect the same concepts as included in 2003. The effect of these reclassifications has no effect on the reconciliation figures of Stockholders’ equity and Net income.

Reconciliation of Net Income and Shareholders’ Equity from Spanish GAAP to U.S. GAAP.

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income (loss) and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	Millions of Euros
	2002	2003
Shareholders’ equity under Spanish GAAP	16,996.00	16,756.56
Additions (deductions) for U.S. GAAP purposes:
Reversal of net effect of revaluation of fixed assets and related accumulated depreciation (Note 25.1)	(678.53)	(581.93)
Research and development expenses (Note 25.2)	(174.93)	(99.13)
Capital increase expenses (Note 25.3.a)	(167.85)	(105.21)
Start-up costs (Note 25.3.b)	(299.03)	(283.57)
Capitalized interest (Note 25.3.c)	342.94	324.29
Foreign currency exchange gains (Note 25.3.e)	3.46	2.10
Reflagging expenses (Note 25.3.f)	(8.66)	(5.21)
Revenue recognition (Note 25.4)	(966.30)	(836.07)
Adjustment of valuation account under SFAS No. 109 due to current period events (Note 25.6)	353.66	361.84
Consolidation differences and unrealized gains (losses) on marketable securities (Note 25.7)	(392.89)	(112.04)
Business Combination, Goodwill and intangible assets (Note 25.9)	2,167.31	1,675.94
Pension Plan of the Brazilian investees (Note 25.10)	144.34	96.17
Treasury stock (Note 25.11)	(334.56)	(133.46)
Derivatives instruments and hedging activities – SFAS 133 (Note 25.12)	(379.01)	31.87
Stock options plans (Note 25.13)	(157.52)	(157.52)
Provisions for Restructuring (Note 25.14)	8.08	—
Adjustments related to U.S. GAAP equity investees (Note 25.15)	(81.24)	14.48
Effective interest rate (Note 25.16)	—	(3.38)
Temporary impairments (Note 25.17)	(592.93)	(485.86)
Sale and leaseback involving real estate (Note 25.18)	(3.61)	(22.59)
Accounting for Asset Retirement Obligations - SFAS 143 – effect in period (Note 25.19)	—	(2.94)
Other U.S. GAAP adjustments (Note 25.20)	1.52	(0.39)
Deferred taxes related to U.S. GAAP adjustments (Note 25.6)	1,209.07	865.89

Total additions (deductions), before cumulative effect of a change in accounting principle	(6.68)	543.28
Cumulative effect of a change in accounting principle:
Accounting for Asset Retirement Obligations - SFAS 143, as of January 1, 2003 (Note 25.19)	—	(8.47)

Shareholders’ equity under U.S. GAAP	16,989.32	17,291.37

	Millions of Euros
	2001	2002	2003
Net income (loss) under Spanish GAAP	2,106.81	(5,576.80)	2,203.58
Additions (deductions) for U.S. GAAP purposes:
Reversal of depreciation on revalued portion of fixed assets (Note 25.1)	52.71	90.33	96.60
Research and development expenses (Note 25.2)	204.32	12.52	72.10
Capital increase expenses (Note 25.3.a.)	84.78	138.75	65.77
Start-up costs (Note 25.3.b)	(274.64)	(15.33)	(0.48)
Capitalized interest, net of amortization (Note 25.3.c)	(67.87)	(83.85)	(27.55)
Income recognized from PRIDES (Note 25.3.d)	—	4.82	—
Foreign currency exchange gains (Note 25.3.e)	(2.68)	1.91	(1.36)
Reflagging expenses (Note 25.3.f)	7.26	6.34	3.45
Revenue recognition (Note 25.4)	23.94	241.84	132.67
Distribution of Subsidiary’s shares to Shareholders´ (Note 25.5)	—	—	(161.08)
Adjustment of valuation account under SFAS No. 109 (Note 25.6)	36.25	(263.58)	8.18
Consolidation differences and unrealized gains (losses) on marketable securities (Note 25.7)	19.60	24.47	52.94
Change in subsidiaries’ fiscal year end (Note 25.8)	(51.05)	—	—
Business Combination, Goodwill and intangible assets (Note 25.9):
- Reversal (amortization) of Goodwill and translation adjustments	(1,178.02)	398.06	151.46
- Impairment of goodwill and intangible assets	(5,316.23)	(107.12)	—
- Cumulative currency translation adjustment of disposed investees	35.45	—	—
Pension Plan of the Brazilian investees (Note 25.10)	(129.21)	(14.82)	(49.70)
Treasury stock (Note 25.11)	(127.17)	289.88	(167.07)
Derivative instruments and hedging activities - SFAS 133 (Note 25.12)	(261.70)	(610.20)	403.83
Stock options plans (Note 25.13)	(14.89)	—	—
Provisions for Restructuring (Note 25.14)	—	8.89	(11.07)
Adjustments related to U.S. GAAP equity investees (Note 25.15)	(2,416.07)	72.58	114.44
Effective interest rate (Note 25.16)	—	—	(3.76)
Temporary impairments (Note 25.17)	(668.41)	75.48	107.07
Sale and leaseback involving real estate (Note 25.18)	—	(3.61)	(18.98)
Accounting for Asset Retirement Obligations - SFAS 143 – effect in period (Note 25.19)	—	—	(2.94)
Other U.S. GAAP adjustments (Note 25.20)	(19.70)	3.05	(1.38)
Deferred taxes related to U.S. GAAP adjustments (Note 25.6)	159.45	91.89	(272.17)

Income (loss), under U.S. GAAP, before cumulative effect of a change in accounting principle	(7,797.07)	(5,214.48)	2,694.55
Cumulative effect of a change in accounting principle:
Derivatives instruments and hedging activities, as of January 1, 2001 (Note 25.12)	614.80	—	—
Accounting for Asset Retirement Obligations - SFAS 143, as of January 1, 2003 (Note 25.19)	—	—	(8.47)

Net income (loss) under U.S. GAAP	(7,182.27)	(5,214.48)	2,686.08

	Euros per Share (except per share data)
	2001	2002	2003
Income (loss) per share, under U.S. GAAP, before cumulative effect of changes in accounting principles	(1.59)	(1.05)	0.54
Cumulative effect of changes in accounting principles	0.13	—	—
Basic net income (loss) per share under U.S. GAAP	(1.46)	(1.05)	0.54
Income (loss) per share, under U.S. GAAP, before cumulative effect of changes in accounting principles assuming Dilution	(1.59)	(1.05)	0.54
Cumulative effect of changes in accounting principles	0.13	—	—
Diluted net income (loss) per share, under U.S. GAAP	(1.46)	(1.05)	0.54
Basic income (loss) per ADS (*), under U.S. GAAP, before cumulative effect of changes in accounting principles.	(4.76)	(3.16)	1.63
Cumulative effect of changes in accounting principles	0.38	—	(0.01)
Basic net income per ADS (*), under U.S. GAAP	(4.38)	(3.16)	1.62
Diluted net income (loss) per ADS (*), under U.S. GAAP, before cumulative effect of changes in accounting principles.	(4.76)	(3.16)	1.62
Cumulative effect of changes in accounting principles	0.38	—	(0.01)
Diluted net income (loss) per ADS (*), under U.S. GAAP	(4.38)	(3.16)	1.61

Weighted average number of basic shares (thousands)	4,916,564	4,948,037	4,960,125
Weighted average number of diluted shares (thousands)	4,946,055	4,982,821	4,994,908

(*)	Each ADS represents three ordinary shares of Telefónica, S.A.

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

The per-share and per-ADS computations for all periods presented have been adjusted to reflect stock dividends occurred after the close of the period but before issuance of the financial statements. So the computation of basic and diluted earning per share has been adjusted retroactively for all years presented.

The statement of changes in shareholders’ equity under U.S. GAAP at December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2002	2003
Shareholders’ equity under U.S.GAAP at January 1	31,769.83	16,989.32
Variations:
Net income, under U.S. GAAP, for the year	(5,214.48)	2,686.08
Dividends	—	(1,653.15)
Non-monetary dividends, net of tax (Note 25.5)	—	134.18
Additional paid in capital due to acquisitions and change in parent interest (Note 25.9)	70.31	—
Treasury stock (Note 25.11)	(423.03)	(447.00)
Accumulated other comprehensive income (loss):
Unrealized gains (losses) on marketable securities, net of tax (Note 25.7)	(204.14)	80.30
Derivatives instruments and hedging activities, net of tax (Note 25.12)	188.96	4.58
Currency translation adjustments
Under Spanish GAAP	(3,229.53)	111.83
Under U.S. GAAP	(5,968.60)	(614.77)

Shareholders’ equity under U.S.GAAP at December 31	16,989.32	17,291.37

Shareholders’ rights and all dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Telefónica S.A.

The differences included in the Reconciliation Tables above are explained in the following paragraphs:

1.	Restatement of tangible assets.

As described in Note 7, some assets related to property, plant and equipment were restated as of December 31, 1996. Such restatements are not permitted under U.S. GAAP. The adjustments shown in the reconciliation tables above include a reduction in shareholders’ equity to eliminate these restatements and an increase in income for the year resulting from the recalculation of the period depreciation on a historical cost basis.

2.	Research and development expenses.

In accordance with Spanish GAAP, research and development expenses are capitalized and amortized by the straight-line method over three years from the date of completion. Under U.S. GAAP, research and development expenses are expensed as incurred.

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

In accordance with Spanish GAAP, interest incurred during periods exceeding 12 months in which assets were under construction may be capitalized. As described in Note 4.e, the company doesn’t capitalize generally the financial expenses.

Under U.S. GAAP, interest incurred during periods in which qualifying assets, as defined by SFAS No. 34, Capitalization of Interest Costs, are under construction, are capitalized and amortized over the expected life of the assets.

d.	Income recognized from PRIDES

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

Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Connection fees and monthly fees are recorded up-front since they are non-refundable fees for which services have been already provided.

Under U.S. GAAP, the Company adopted on January 1, 2000 Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), updated by sab No 104 in December 2003. The revenue recognition policies by each major segment and principal differences between Spanish GAAP and U.S. GAAP are set forth below:

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

The collection of the contractual revenue is probable and the contract is enforceable and it is the intention of the Group to enforce it. The Group recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the customer. The Group recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed. The Group charges roaming per-minute fees to other wireless companies for the use of its network by their customers.

Under Spanish GAAP, the Group recognizes initial connection fees, revenues and related costs from sales of handsets, and commissions paid to agents related to new subscriptions upon signing of the contract with customers since they are non-refundable since it is considered that goods and services have been provided.

Under US GAAP, the Company has deferred revenues from obtaining new customers over the expected period that the customer will use the services.

Under US GAAP the Company also defers and amortizes the related cost associated with obtaining new customers over the same period as the related revenues are being recognized. Where the costs incurred exceed the deferred revenues, the excess costs are deferred and amortized over the minimum enforceable contract period. The Company has concluded that it is probable, based on historical experience, that the revenues less any direct costs, or net margin, from the total telecommunications services arrangement during the minimum contract term will exceed the costs deferred.

The minimum contract period is the period in which the customer must use the wireless communications services provided by the Company. This period is generally for a period lasting one year in duration. If the customer decides to terminate its agreement during this minimum contractual period, the customer will be obligated to immediately remit any remaining amounts due under the contract to us. Moreover, any amounts paid by customers in advance for services to be provided would not be refunded to customers.

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

Revenue from wireline services also includes initial connection fees, which under Spanish GAAP, are recognized upon signing of the contract with customers, and direct inherent costs related to extension of the network are deferred for 5 years, while other costs such as commercial and administrative are expensed in year.

Under U.S. GAAP, the initial connection fees are deferred in the average length of the subscription, which depending on the services rendered (STB, RDSI and ADSL) may vary between 11 to 5 years. All costs related to activation are deferred up to the connection fees revenues over the same time, and any excess over the revenues are directly expensed.

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

5.	Distribution of Subsidiary’s shares to Shareholders.

On January 7, 2003, Telefónica, S.A. and its subsidiary Telefónica de Contenidos exercised call options on 19,532,625 shares of Antena 3 de Televisión, S.A., representing 11.719% of its capital stock for € 117.65 million. All unassigned portion of purchase price over acquired assets and liability was recorded as goodwill. Following this acquisition, the Telefónica Group owned 59.24% of the capital stock of Antena 3 de Televisión.

Subsequently, Telefónica Group began a process of disposing its investment in Antena 3 de Television, S.A. which commenced on April 30, 2003, with the acceptance of the bid of €364 million made by the Planeta Group for 25.1% of its capital stock.

Also, on April 11, 2003, the Stockholders’ Meeting of Telefónica, S.A. approved a prorata distribution to shareholders of shares representing 30% of the capital stock of Antena 3 de Televisión, S.A. which took place in October after this company had been admitted to listing on the Madrid Stock Exchange.

In accordance with Spanish GAAP, the distribution of the shares in the capital stock of Antena 3 de Televisión, S.A. was accounted for at fair value giving rise to a gain recognized in income for the difference between fair value and carrying amount of distributed assets of € 161,08 million.

Under U.S. GAAP, and according to APB 29, this prorata distribution of shares of Antena 3 de Television, S.A. was recorded as a spin-off based on the carrying value of the subsidiary.

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

The Spanish accounting principles for recording income taxes differ from those applicable under U.S. GAAP as regards to the period in which certain deferred taxes assets and liabilities must be recorded and with respect to the required disclosures. In this connection, the differences affecting the Telefónica Group are as follows:

a.	Under Spanish GAAP, deferred tax assets arising from tax loss carryforwards are recognized only when their future realization is assured “beyond any reasonable doubt”, as opposed to the criteria of “more likely than not” under U.S. GAAP. However, at December 31, 2003 and 2002 Telefónica did not have tax loss carryforwards that were not recognized under Spanish GAAP or US GAAP.

b.	Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than ten years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all temporary differences between financial reporting and tax bases of assets and liabilities.

c.	Under Spanish GAAP, until December 31, 2001, tax credits were not recognized until they were utilized, as opposed to U.S. GAAP, where they are recorded when generated and provisioned, if not expected to be recovered, through a valuation allowance. As explained in Note 4.p, as from January 1, 2002, under Spanish GAAP, those deductible temporary differences are being recorded when their future realization is assured “beyond any reasonable doubt”.

d.	Under Spanish GAAP, for certain investment tax credits generated subsequent to January 1, 1996, the reduction in income tax payments for financial reporting purposes is reflected over the life of certain fixed asset and thus a deferred revenue is created. The amortization begins in the year the investment tax credit is used. Under U.S. GAAP, to the extent such credits are non-refundable, the Company records investment tax credits in the year they are generated.

e.	Tax effects are computed on the differences arising from taxable adjustments to U.S. GAAP, since they are considered to be temporary differences to be accounted for under SFAS No. 109.

The Group included €2,137.24 million in its corporate income tax settlement for tax year 2002, arising as a result of the transfer in 2002 of certain holdings acquired in prior years differing their acquisition market value from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. This tax deduction to be applied in future years was not taken into account for accounting purposes under Spanish GAAP because there are different interpretation of this issue. As a consequence of this tax deduction considered in the corporate income tax settlement for tax year 2002, a tax credit of €748.03 million would arise under U.S. GAAP. This tax credit is recorded under U.S. GAAP in Telefonica Group with a respective valuation allowance, since such recoverability is considered uncertain. The recognition of this tax credit and related allowance in 2002 would not have produced any significant impact in net income or consolidated assets.

This tax credit is fully provisioned for under US GAAP as the Company considers that is more likely than not that this tax credit will not be recovered in the future.

The amount of income taxes, under Spanish GAAP, of the Telefónica Group is the following:

	Millions of Euros
	2001	2002	2003
Domestic Income Tax	(816.32)	(3,340.59)	(2.07)
Foreign Income Tax	1,014.40	111.94	915.50

Total Income Tax	198.08	(3,228.65)	913.43

A reconciliation setting forth the difference between the effective income tax rate of the Telefónica Group and the Spanish domestic statutory income tax rate under Spanish GAAP is as follows:

	Millions of Euros
	2001	2002	2003
Tax as enacted rate (35%)	711.86	(5,110.37)	1,176.88
Permanent differences	(203.07)	1,459.52	(147.75)
Tax credits	(998.45)	(1,115.11)	(227.40)
Foreign additional taxes	687.74	1,537.31	111.70

Total Income Tax	198.08	(3,228.65)	913.43

An analysis of the investment tax credits generated and the amounts recognized in income in 2003 and 2002 under U.S. GAAP are presented below:

	Millions of Euros
	Tax Asset Increase (Decrease) (note c)	Valuation Allowance (Increase) Decrease	Deferred Tax (Increase) Decrease (note d)	Net Income (Increase) Decrease
Balance at January 1, 2002	575.51	(60.19)	101.92	(36.25)
Adjustment to beginning balance due to additional credits	23.55	—	—	(23.55)
Credits arising in 2002	77.54	—	—	(77.54)
Credits taken in 2002	(409.41)	—	91.23	318.18
Credit taken from previous years	—	—	(36.09)	36.09
Others	(10.40)	—	—	10.40

Balance at December 31, 2002	256.79	(60.19)	157.06	263.58

Adjustment to beginning balance due to additional credits	1.46	—	(3.56)	2.10
Credits arising in 2003	968.34	(967.05)	33.99	(35.28)
Credits taken in 2003	(7.82)	30.20	(47.38)	25.00

Balance at December 31, 2003	1,218.77	(997.04)	140.11	(8.18)

Deferred tax assets and liabilities as required under SFAS No. 109 include the following (in millions of Euros):

Tax Credits
Prior year losses	973.96
Export activities deduction	243.52
Other	1.29

Total	1,218.77

Valuation Allowance
Prior year losses	973.96
Tax assets	23.08

Total	997.04

Deferred Liabilities
Tax Credits for investment in new fixed assets taken and not recorded as income	119.21
Difference of accounting and tax value of assets	20.90

Total	140.11

7.	Consolidation differences and unrealized gains (losses) on marketable securities

Under Spanish GAAP, investments that the Group exercise significant influence are carried by the equity method and investments in which the Company owns less than 50% but has the majority of the common voting stock or are controlled by the Company through the Board of Directors must be consolidated. In addition, under Spanish GAAP, a holder of at least 20% or 3%, for listed investments, presumes significant influence. In general, under U.S. GAAP, only companies in which a holding of between 20% and 50% is owned are carried by the equity method, unless there is evidence that significant influence is exercised. Investee companies in which a participation above 50% and control rights exist are consolidated.

In addition, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires certain investments in certain financial assets to be classified on the basis of the purpose for which they were acquired (held-to-maturity securities, trading securities or available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification: unrealized gains and losses (other than permanent diminutions in value) on securities that the Company considers held-to-maturity are not recorded; unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but included as a component of accumulated other comprehensive income until they are realized or recorded into earnings due to other than temporary decline of value; and unrealized gains or losses on trading securities are recorded in the income statement. These criteria differ from Spanish GAAP.

During 2002, due to market conditions, the company recorded an other than temporary impairment of € 255 million. Of this amount, € 215 million are also recorded under Spanish GAAP.

Following Spanish GAAP, Portugal Telecom, Pearson Plc., Infonet Services Corporation, Inc., Amper, S.A., Cía. Anónima N. de Telefonos de Venezuela, C.A. and Banco Bilbao Vizcaya Argentaria, S.A. were accounted for under the equity method because they are listed companies and Telefónica owns 4.70%, 4.85%, 14.53%, 6.10%, 6.92% and 1,13% respectively, of their capital stock. However, since there is no additional evidence indicating the ability to exercise significant influence over these investees (ie: a participation over 20%), these investments were accounted for as available for sale equity securities at their market value, if available, under U.S. GAAP. Nonetheless no decision has been taken about the possible sale of these investees.

As of December 31, 2003 and 2002, the classification of these investments under U.S. GAAP was as follows:

	Millions of Euros
	Carrying Amount	Fair Value	Unrealized Net Gain (Loss)
December 31, 2002:
Held-to-maturity	—	—	—
Available-for-sale-securities	2,777.02	2,469.09	(307.93)
Trading securities	125.49	129.43	3.94

December 31, 2003:
Held-to-maturity	—	—	—
Available-for-sale-securities	2,797.64	2,613.25	(184.39)
Trading securities	134.15	122.90	(11.25)

8.	Change in Subsidiaries´ Fiscal Year End

During 2001 since the Group and some of its subsidiaries had different fiscal year-ends, the Parent Company decided to change the fiscal year-end of those subsidiaries in order to match the Group’s fiscal year end. Under Spanish GAAP, the impact of this change was recorded as extraordinary revenue. For U.S. GAAP, the effects of this change for any periods in excess of 12 months were credited directly to retained earnings. No changes in subsidiaries’ fiscal year end have been recorded during 2003 and 2002.

9.	Business Combination, Goodwill and intangible assets.

Acquisitions

Under Spanish GAAP, business combinations that are realized through the issuance of shares are normally accounted for under the pooling of interests method. Under U.S. GAAP, when equity securities (including any warrants, rights or options) are issued as consideration in business combinations, their fair value should be based on current market prices in order to determine the purchase price. Up to December 31, 2000, the Group performed the exchange of minority shareholders’ shares of various entities. These transactions were recorded under Spanish GAAP at the same price of the issue of Telefónica’s capital stocks, which is very close to the net equity of the acquired companies and were accounted for under the pooling of interest method for Spanish GAAP purposes. Under U.S. GAAP, these acquisitions were recorded in accordance with the purchase accounting method. By this method, the purchase prices were calculated considering the market value of issued shares of each acquisition. The excess of the cost under US GAAP over the net amounts of acquired assets and liabilities was recognized as goodwill, which was being amortized over a period of 20 years up to December 31, 2001, but which ceased to be amortized on January 1, 2002 in accordance with SFAS 142, Goodwill and Other Intangible Assets.

2001

•	In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange for 122,560,575 new Telefónica, S.A.’s ordinary shares. This transaction was recorded in U.S. GAAP under the purchase accounting method as mentioned before, which generated an additional goodwill under U.S. GAAP of € 1,450.12 million.

Under U.S. GAAP, the Company performed the following allocation of the purchase price at the acquisition date in accordance with APB No. 16:

June 2001
(Millions of Euros)
Current assets	158.2
Property, plant and equipment	445.7
Intangible assets	37.9
Other long-lived assets	12.5
Goodwill	1,895.8
Total assets acquired	2,550.1
Current liabilities	351.5
Long-term debt and other	62.1
Total liabilities assumed	413.6
Total net assets assumed	2,136.5

•	In January 2001, pursuant to an agreement entered into in May 2000, Telefónica, S.A. acquired all the shares of Mediaways, GmbH for €1,473.1 million from the German company Bertelsmann, A.G. At the time of acquisition, Mediaways liabilities exceeded its assets, and therefore the difference of €1,474.7 million between the purchase price and the fair value of net liabilities assumed, was recorded as goodwill.

Under U.S. GAAP, the Company performed the following allocation of the purchase price at the acquisition date:

January 1, 2001
(Millions of Euros)
Current assets	70.6
Property, plant and equipment	43.9
Intangible assets	10.7
Goodwill	1,474.7
Total assets acquired	1,599.9
Current liabilities	86.5
Long-term debt and other	40.3
Total liabilities assumed	126.8
Total net assets assumed	1,473.1

•	Also in 2001 the Company subsidiary Telefónica Holding Argentina, S.A. acquired its own stock from minority shareholders at a higher price than the corresponding equity value and amortized it. Under Spanish GAAP it was recorded as a reduction of equity. Under U.S. GAAP, this acquisition was treated in consolidation in the same way as the purchase of a minority interest by the parent/investor. Such difference of € 329.43 million in excess of net assets acquired was recorded as additional goodwill for U.S. GAAP purposes.

2002

•	On July 22, 2002, Telefónica Móviles, S.A. carried out a capital increase, for a total amount (par value plus additional paid-in capital) of €27.66 million. Mesotel subscribed and paid the 14,557,046 new shares, in full through the contribution of the shares of the following companies: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Under Spanish GAAP, goodwill of €14.18 million was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, purchase price should be based on the fair value of the shares issued. This additional consideration resulted in additional goodwill of €70.31 million as of December 31, 2002.

•	On April 26, 2002, Telefónica Móviles, signed agreements to purchase a 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso operates in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León) and owns licenses to operate on a nationwide basis. In connection with this agreement, Telefónica Móviles, also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators with the Burillo Group’s interest in Pegaso into a new company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for €92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefónica Móviles, S.A. paid €211.45 million corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group envisaged the integration of the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented through the sale of the holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefónica Móviles a nationwide presence in Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%.

The Company adopted SFAS No. 141 to account for this acquisition. As this business combination was made in the last quarter of 2002, there was an amount of goodwill from the acquisition of Pegaso that was pending to be allocated to any potential intangibles that could exist. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of those intangibles in year 2002 (three month period from acquisition) was not considered to be significant. The amount of goodwill at the time of acquisition was the same under Spanish and U.S. GAAP.

In order to account for the acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and the integration of the holding in the northern Mexican companies in Telefónica Móviles México, EITF 90.13 literature was considered. In determining the values assigned to Pegaso (Target) and to the Méxican northern companies contributed (Subsidiary), assets and liabilities and the minority interest for purposes of Telefónica S.A. consolidated financial statements, Telefónica, S.A. should step up Pegaso’s assets and liabilities to the extent acquired by Telefónica and should step up the Méxican northern companies assets and liabilities to the extent sold to Burillo. The result obtained in the sale of the 8% of the norther Mexican companies to Burillo which were contributed to Telefónica Móviles México was not significant and therefore was not considered in the reconciliation to U.S. GAAP. In September, 2002, the new cost basis in Telefónica Móviles México amounts to €1,885.87 million, which equals to the 92% of the fair value of Telefónica Móviles México and the historic cost of the net assets contributed to Telefónica Móviles México amounts to €1,362.9 million (€1,452.8 million from the northern Mexican companies and €(89.9) million from Pegaso). In 2003, after the allocation process required by SFAS No. 141, €504.65 million, were allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico; this allocation has also been considered for Spanish GAAP purposes. This amount was reclassified, once the respective valuations were completed, to the “Intangible Assets – Concessions, Patents, Licenses and Other” caption (Notes 4.d and 6). These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

Under U.S. GAAP, the allocation performed in 2003 from this purchase was as follows:

September 30, 2002
(Millions of Euros)
Current assets	290.9
Property, plant and equipment	572.9
Intangible assets	764.1
Goodwill	18.2
Total assets acquired	1,646.0
Current liabilities	643.5
Long-term debt and other	569.6
Total liabilities assumed	1,213.1
Total net assets assumed	432.9

In Note 22 certain agreements relating to the acquisition of the remaining 8% of Telefónica Móviles México are explained. The options included in these agreements have no value at December 31, 2003 as the minimum value to be paid to Burillo is equal to the fair value of the 8% of Telefónica Móviles México as of December 31, 2003.

Pegaso Telecomunicaciones, S.A. de C.V. did not have any Research and Development assets.

As determined by SFAS No. 142 and SFAS No. 109, due to the fact the valuation allowance is recognized for Pegaso tax credit carryforwards at the acquisition date, Telefónica did not recognized any deferred taxes asset related to such concept. At the acquisition date the total amount of tax credit carryforwards for Pegaso amounted to €808.4 million, which could give raise to a future tax benefit of €274.9 million. Under U.S. GAAP, for future periods, upon the elimination of the valuation allowance related to such deferred tax asset, all tax benefit, if any, will be applied first to reduce to zero any goodwill related to this acquisition, second to reduce to zero any other noncurrent intangible assets related to the acquisition, and third to reduce our income tax expense.

2003

•	On July 2003, Telefónica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company’s shares for €5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefónica’s direct holding in Terra was 71.97% (38,58% as of December 31, 2002). In addition, on December 2003, Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company’s stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefónica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. For U.S. GAAP, until the completion of the tender offer, since the Company did not have either majority of voting rights or an agreement that guaranteed the control rights for a minimum period of 10 years, this investment was accounted for by the equity method until July 31, 2003, and December 31, 2002 and 2001.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

July 31, 2003
(Millions of Euros)
Current assets	598.68
Property, plant and equipment	13.97
Intangible assets	22.73
Other long-lived assets	279.48
Goodwill	207.79
Total assets acquired	1,122.65
Current liabilities	70.74
Long-term debt and other	22.31
Total liabilities assumed	93.05
Total net assets acquired (*)	1,029.60

(*)	The effective price of the business acquisition is €1,029.60 million which is presented net of intragroup operations.

As determined by SFAS No. 142 and SFAS No. 109, due to the fact the a valuation allowance is recognized for Terra Networks tax credit carryforwards at the acquisition date, Telefónica did not recognize any deferred taxes asset related to such concept. At the acquisition date the total amount of tax credit carryforwards for Terra Networks amounted to €3,200.8 million, which could give rise to a future tax benefit of €1,120.3 million. Under US GAAP, for future periods, upon the elimination of the valuation allowance related to such deferred tax asset, all tax benefit, if any, will be applied first to reduce to zero any goodwill related to this acquisition, second to reduce to zero any other noncurrent intangible assets related to the acquisition, and third to reduce our income tax expense.

The following unaudited proforma information presents a summary of the effect in the Company´s consolidated results of operations as if the acquisitions described above had occurred on January 1, 2003 and 2002.

	Millions of Euros
	Year ended December 31, 2002	Year ended December 31, 2003
Revenues	165.16	205.60
Net income	(229.78)	(86.50)
Basic EPS (Euros)	(0.05)	(0.02)

These unaudited proforma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2003 and 2002, or future results of operations of the consolidated entities.

Business acquisition during 2004

On March 5, 2004 Telefónica Móviles entered into a stock purchase agreement with BellSouth Corporation, or BellSouth, in which Telefónica Móviles will acquire 100% of BellSouth’s stakes in its operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, making it the only cellular operator in all the key Latin American markets (population over 421 million) and leaving it an excellent position to capture the region’s strong growth potential.

Under the signed agreement, the transaction values 100% of the companies acquired (firm value) at 5.850 million US dollars and will be financed from cash generated by Telefónica Móviles and debt. Telefónica Móviles will assume the companies’ net debt and it will acquire the shareholdings of BellSouth, offering minority shareholders the possibility of selling their stakes for an identical price. The acquisition in each country is subject to the respective regulatory approvals.

Regarding the calendar, the regulatory authorities of several of the countries in which these companies operate must approve, if it is the case, some of these acquisitions, so that it is not possible to determine precisely the effective date of the acquisition. As of today, it is not possible to quantify the amount of goodwill which would be generated as the dates of the acquisition of each one of the assets will be different according to the authorizations requested. Additionally, as of today, it is not possible to quantify the exact percentage of ownership acquired, subject to the minority shareholders’ final decision. Consequently, it is not possible either to quantify the final cost of the acquired entities or to provide more additional information required by SFAS 141.

Goodwill and Impairments

Spanish GAAP allow some temporary provisions to be accounted for as impairment of goodwill. Additionally, under Spanish GAAP, the impairment of goodwill is always measured by the comparison of fair value of each subsidiary or investee and recorded amounts.

Under US GAAP, until January 1, 2002, any additional goodwill arising in a business combination was tested for recoverability at the reporting unit level according to APB 17, by a comparison with its estimated fair value up to December 31, 2001. Any amounts that exceeded its fair value was immediately written off. Provisions under Spanish GAAP considered temporary or which did not qualify as goodwill impairment under U.S. GAAP were reverted and any other impairment according to U.S. GAAP requirements were recorded. The Company estimates the fair value of each reporting unit through discounted cash flows approach.

Due to the uncertainty related to the telecommunications, media and internet markets throughout 2001, at year end, a goodwill impairment analysis was performed on the Company’s recorded goodwill. From this analysis, the Company determined that the goodwill related to some subsidiaries and equity investees was impaired, and thus reduced the goodwill by approximately € 5,316.23 million and € 2,467.36 million (see Note 15) respectively. Of the amount related to subsidiaries, the following represents the additional impairment charge under US GAAP by entity:

Millions of Euros
12/31/01
Additional Impairment Charge
Endemol	4,282.13
Tele Sudeste Celular Participaçoes	335.38
Atlantida Comunicaciones, S.A.	117.73
Telefónica del Perú	491.66
Other	89.33

TOTAL	5,316.23

SFAS No. 142 requires to test all goodwill and indefinite-lived intangible assets for impairment as of January 1, 2002. The fair value of the reporting units and the related implied fair value of their respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of the transitional impairment test did not indicate any impairment as of January 1, 2002. In the fourth quarter of 2002, additional impairment tests were performed. The results of this testing indicated that the carrying value of some reporting units and its assigned goodwill exceeded their estimated fair value. As a result, as of December 31, 2002, the Company recorded a noncash impairment charge of €2,259.81 million both, under Spanish and U.S. GAAP, which is reported for Spanish GAAP purposes in the accompanying statement of operations as “extraordinary expenses”. A summary of the impairment charges in the consolidated statement of operations under Spanish GAAP for the year ended December 31, 2002 are described in Note 5.

In the fourth quarter of 2003, additional impairment tests were performed. The results of this testing did not indicate that the carrying value of the reporting units and its assigned goodwill exceeded their estimated fair value. As a result, as of December 31, 2003, the Company did not record additional non-cash impairment charge, under U.S. GAAP.

Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. All other recognized intangible assets will continue to be amortized over their estimated useful lives. The Group does not have material intangible assets with indefinite useful lives. In addition, the Group has classified, under U.S. GAAP, upon application of SFAS 142 on January 1, 2002, €185 million as intangible assets which were previously included as goodwill. Such intangible asset, which consists of a contract to perform narrowband access, port, and DSL Backhaul services, arose in the purchase of Telefonica Deutschland (Ex Mediaways). During the first half of 2002 the terms of this contract were renegotiated resulting in lower margins for the company. Consequently an impairment analysis was performed as of December 31, 2002, in accordance with SFAS 144 which revealed the need to write off this intangible asset by €107 million (See additional SFAS 144 disclosures in the “Additional Disclosures Required under U. S. GAAP” Section of this Note).

Assuming no new acquisitions or disposals, the Group estimates that the carrying amount of intangible assets as of December 31, 2003 will be amortized on a straight-line basis over the remaining useful lives of the assets.

The following information presents a reconciliation of reported net income to the adjusted net income and a reconciliation of earnings per share in accordance with Statement 142 in all periods presented:

Millions of Euros except for earnings – per - share amounts	For the Year Ended December 31,
	2001	2002	2003

Net income
Reported net income	(7,182.27)	(5,214.48)	2,686.08
Add back: Goodwill and intangible assets amortization	1,731.96	—	—
Adjusted net income	(5,450.31)	(5,214.48)	2,686.08

Basic earnings per share
Reported net income	(1.46)	(1.05)	0.54
Add back: Goodwill and intangible assets amortization	0.35	—	—
Adjusted net income	(1.11)	(1.05)	0.54

Diluted earnings per share
Reported net income	(1.46)	(1.05)	0.54
Add back: Goodwill and intangible assets amortization	0.35	—	—
Adjusted net income	(1.11)	(1.05)	0.54

The variations in 2002 and 2003 goodwill, under U.S. GAAP, in fully consolidated companies were as follows:

Goodwill U.S.GAAP	Millions of Euros
	Balance at 12/31/01	Additions	Retirements/ Transfers	Impairment	Translation differences	Balance at 12/31/02
Telefónica Móviles	3,961.77	1,030.11	(1,033.32)	(175.22)	(1,415.83)	2,367.51
Telefónica Latinoamérica	8,007.21	0.80	(18.94)	(20.24)	(3,521.68)	4,447.15
Telefónica Contenidos	1,368.36	96.82	(24.02)	(99.38)	(144.85)	1,196.93
Telefónica Empresas	1,489.06	16.40	(188.20)	(600.21)	(100.18)	616.87
Other business lines	164.87	48.94	(2.64)	(49.66)	(71.54)	89.97

Total	14,991.27	1,193.07	(1,267.12)	(944.71)	(5,254.08)	8,718.43

Goodwill U.S.GAAP	Millions of Euros
	Balance at 12/31/02	Additions	Retirements / Transfers	Translation differences	Balance at 12/31/03
Telefónica Móviles	2,367.51	3.20	(538.96)	(277.98)	1,553.77
Telefónica Latinoamérica	4,447.15	—	(11.90)	(141.61)	4,293.64
Telefónica Contenidos	1,196.93	91.17	(62.56)	2.07	1,227.61
Telefónica Empresas	616.87	9.21	(35.70)	(1.99)	588.39
Other business lines	89.97	62.32	172.32	(24.62)	299.99

Total	8,718.43	165.90	(476.80)	(444.12)	7,963.41

Goodwill arising on investments carried by the equity method under US GAAP is recorded in the “Other-long term investment” caption in Item 7 of this Note.

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

U.S. GAAP adjustments relating to earn-outs

Under Spanish GAAP, contingent consideration based on maintaining or achieving specified earnings levels in future periods is recorded at the acquisition date as a liability (either as long term or short term). All future changes related to the achieved levels adjust the respective liability and goodwill.

Under U.S. GAAP, EITF 95-8 requires that earn-out arrangements, as entered into by Endemol, should be accounted for as additional compensation and not additional goodwill when they refer to expected future services. In order to adjust accordingly, an additional compensation expense of €101.1 million was recorded for the period ended December 31, 2003.

Reclassification of Cumulative Currency Translation Adjustment of Disposed Investees

During 2001, the Group sold its foreign investments in the subsidiary Cablevisión, S.A. Under Spanish GAAP, the cumulative balance of currency translation adjustment related to this investment has been reclassified to retained earnings for a total of € 35.45 million as of

December 31, 2001. Under U.S. GAAP these corresponding balances must be recorded in results of operations as part of the investment cost.

10.	Pension Plan of the Brazilian Investees

The subsidiary Telecomunicaçoes de Sao Paulo, S.A., and the associated companies Telerj Celular, S.A. and Telest Celular, S.A.(which were subsidiaries up to December 27, 2002 when they were contributed to Brasilcel), Telebahia Celular, S.A. and Telergipe Celular, S.A. had various commitments with its employees as pension plans and medical and life insurance. In 2000, these companies, like the other companies composing the former Brazilian telecommunications system, Telebrás, carried out a process of negotiation with their employees, which culminated in October 2000, to the transformation of the former pension plan into a new defined-contribution pension plan, and the cancellation of the life insurance plan. Substantially all the employees availed themselves in the new plan. As a result of this change, the provision recorded in prior years to cover the actuarial liabilities, under Spanish GAAP was overstated as of December 31, 2000. Management of the Group calculated the new liability to be recorded for the benefits payable to its employees and reclassified the resulting over-provision to the “Deferred Revenues” caption. Also, as of December 31, 2000, under Spanish GAAP, the Telefónica Group deferred the effect on the income statement of the over-provision recorded in prior years (Note 13). As explained in Note 13, the Group has made a revaluation of terms in connection with this matter and decided to allocate some of this revenue to income. Under U.S. GAAP, and according to SFAS 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for the Termination Benefits, this over-provision should be recognized as income in the period in which it was generated.

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

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the risk being hedged are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

Upon adoption of SFAS 133 on January 1, 2001, the Company designated all its hedging relationships anew. The adoption resulted in a pre-tax and minority interests increase to income of € 622.6 million (€ 396.9 million after-tax and minority interests) and a pre-tax and minority interests reduction to OCI of € 574.2 million (€ 373.3 million after-tax and minority interests). For the amounts classified as OCI, € 7.5 million related to the effective portion of cash flow hedges, of which € 1.8 million were expected to be reclassified into earnings during 2001.

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

Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships designated as fair value hedges under U.S. GAAP have their respective hedge items recorded at fair value attributable to the risk being hedge and all hedging ineffectiveness is included in earnings.

At December 31, 2003, 2002 and 2001, the Company has recorded losses of € 81.6 € 192.3 million and €121 million, respectively, that related to the recognition of the risk being hedge for each respective hedged item at fair value (a loss of € 94.9 million as of January 1, 2001). This adjustment offsets the respective recognition at fair value of those derivatives designated as fair value hedges. The Company had no material ineffectiveness recorded in earnings during 2003, 2002 and 2001.

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

For the years ended December 31, 2003, 2002 and 2001, the Company recorded under Spanish GAAP approximately € 180.46 € 1,148 of net gains and € 323 million of net losses, respectively, related to non-derivative instruments and derivative instruments used as net investment hedges included as a cumulative translation adjustment in equity. Under Spanish GAAP, the requirements to qualify a net investment differ from those of U.S. GAAP. The main differences relate to the measurement of the hedge ineffectiveness.

Those economic hedge instruments under Spanish GAAP that are not assigned as a net investment hedge under U.S. GAAP are recorded at fair value through earnings. On August 2002 the Company has decided to remove the designation under U.S. GAAP of the Net Investment Hedge on Brazilian subsidiaries. Additionally, all differences relating to net investment hedges under Spanish GAAP and U.S. GAAP (economic hedges not assigned and ineffectiveness) were recorded in earnings for the year ended December 31, 2003, 2002 and 2001. The Company has calculated the ineffectiveness of its remaining net investment hedges by comparing an appropriate “hypothetical” derivative and non-derivative contracts with the actual instruments being used. The impacts of those matters on earnings in 2003, 2002 and 2001 represented a profit of €49.3 million a loss of € 376.2 million and € 193.4 million, respectively, gross of tax and minority interests.

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

As of December 31, 2003, 2002 and 2001 a total loss of € 38.4, € 74.6 million and €5.3 million, respectively, is expected to be reclassified into earnings during the next twelve months. The events that are expected to occur in the next twelve months that will trigger the reclassification of these components into earnings includes the termination of the hedging relationships. The average time over which the Company is hedging exposure to variability of cash flow is 55 months, 24 months and 31 months in December 31, 2001, 2002 and 2003, respectively.

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

Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet where management believes a legal right of setoff exists under an enforceable netting agreement. The approximate impact to record these derivatives at fair value for the year ended December 31, 2003, 2002 and 2001 represented a profit of approximately € 391.5 million, and a loss of € 167 million and € 83 million, respectively, before tax and minority interests.

13.	Stock Option Plans

TIES Program

On February 23, 2000, the Board of Directors approved the establishment of a new compensation plan tied to the market price of the Company´s share, with the grant of options on Company shares, known as the TIES Program (Note 20.a). In order to achieve the purposes of the program, two capital increases were approved. The method of assignment of shares under the option plan depends on the appreciation of Telefónica, S.A.´s shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica S.A. initially acquired by each employee.

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

The grant of options on Company shares represents a compensatory variable plan under APB 25, since the number of shares to be granted are not known until the performance period has been completed. As of December 31, 2003, 2002 and 2001, the Company has not recorded any compensation on this part of the Plan, as compensation for shares payable upon achieving a target stock price generally should be recorded in total when the target is achieved, and the target had not been achieved at such date.

The capital subscribed by BBVA and La Caixa amounted to € 157.52 million was treated as a finance transaction under U.S. GAAP, and thus reclassified as a liability, since the Banks do not have the right to pledge or exchange the shares and the Company maintains control over the shares through the agreement that entitles and obligates it to repurchase them. This adjustment has been considered in the computation of basic and diluted weighted average number of shares.

14.	Provisions for Restructuring.

Under Spanish GAAP, expenses related to this restructuring have been considered probable, and therefore have been provisioned as of December 31, 2002. Under US GAAP, in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which the Company has decided to early adopt, if employees are not required to render service until they are terminated in order to receive the termination benefits or will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. Therefore, the related restructuring charges were eliminated under U.S. GAAP.

15.	Adjustments related to US GAAP equity investees

This adjustment reflects the U.S. GAAP adjustments made in the companies consolidated by the equity method under U.S. GAAP, mainly corresponds to the effects related to Brasilcel N.V. and Sogecable, S.A. in 2003 and to the effects related to Terra Networks and Brasilcel N.V. in 2002.

The detail of the main adjustments is as follows and refer basically to some concepts of our reconciliation items expressed previously:

	Millions of Euros
	2002	2003
Adjustments to Shareholders’ equity
Start-up costs	(0.57)	(5.38)
Business Combination, Goodwill and impairments	(36.75)	12.63
Consolidation differences and unrealized gains (losses) on marketable securities	(30.91)	(28.13)
Derivative instruments and hedging activities - SFAS No. 133	—	65.18
Other adjustments	(13.01)	(29.82)

Total Adjustments related to US GAAP equity investees	(81.24)	14.48

	Millions of Euros
	2001	2002	2003
Adjustments to Net income
Start-up costs	11.19	31.58	9.90
Business Combination, Goodwill and impairments:
- Goodwill arising from acquisitions, net of amortization and translation adjustment	49.59	34.92	41.38
- Impairment of goodwill	(2,467.36)	0.00	0.00
Derivative instruments and hedging activities - SFAS No. 133	—	—	85.42
Other adjustments	(9.49)	6.08	(22.26)

Total Adjustments related to US GAAP equity investees	(2,416.07)	72.58	114.44

Non-monetary Exchange for an Equity Investee

On May 8, 2002 Telefónica de Contenidos, S.A.U. (Telefónica de Contenidos, a Telefónica’s 100% subsidiary) entered into an agreement with Sogecable, S.A. (a listed Company in Madrid Stock Exchange—Sogecable) to merge its equity investee DTS Distribuidora de Televisión Digital, S.A (Vía Digital) with Sogecable, subject to the Spanish Government’s approval. The conditions under this agreement stated that a share capital increase of 23% in Sogecable has been offered to Telefónica de Contenidos in exchange for the 100% in Via Digital. In order to fulfill such conditions, as indicated in note 2(c), in the first half of 2003 Telefónica de Contenidos increased its participation in Vía Digital through a capital increase and conversion of debentures from a 48.6% to a

96.6% ownership. On July 2, 2003 Telefónica concluded this non-monetary exchange in which Telefónica de Contenidos transferred its ownership of Vía Digital to Sogecable, S.A. in exchange for a non-controlling ownership interest of 23,83% in such Company (Sogecable, S.A.).

Under Spanish GAAP, non-monetary transactions related to exchange of investments are accounted for at the lower of cost or fair value, therefore no effect was recognized since the carrying amount under Spanish GAAP was similar to the fair value at the time of this transactions. Under US GAAP, this transaction was accounted for based on the fair values of the assets exchanged in accordance with EITF 01-2 - Interpretations of APB Opinion No. 29 - Accounting for Non-monetary Transactions. Therefore a gain was recognized for the difference between the fair value and carrying value less the respective portion related to economic interest retained.

In addition, in accordance with APB Opinion No. 18 - The Equity Method of Accounting for Investments in Common Stock and SFAS No. 141 - Goodwill and Other Intangible Assets, Telefónica accounted for the difference between its cost and the underlying equity in net assets of Sogecable as if the Sogecable were a consolidated subsidiary. Therefore, Telefónica is completing a purchase price allocation in order to properly identify the part of such difference that correspond to an unrecorded intangible assets and residual equity method goodwill. As this business combination was made in the last semester of 2003, under Spanish GAAP and US GAAP there is an amount of €607 million of equity method goodwill from this transaction that is pending to be eventually allocated to any potential intangibles that could exist. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of such intangibles in year 2003 (six month period from the transaction) would not be significant. Under Spanish GAAP, equity method goodwill is being amortized over a period of twenty years, while, under U.S. GAAP, according to SFAS No. 142, goodwill is not being amortized.

16.	Effective interest rate

Several contracts in Telefónica Comunicaciones Personales, S.A. accrue increasing interest rates. This practice is allowed under Spanish GAAP. However, for US GAAP purposes according to APB 21, it is necessary to calculate an effective interest rate (an Investment Return Rate equivalent) for the period in which the contract is effective.

17.	Temporary Impairments

In 1999, the Group has analyzed the impact at Telefónica de España of the new measures on the recoverability of the value of some of its property, plant and equipment. As a result, in 1999 the Company recorded a provision of €1,322.56 million with a charge to extraordinary expenses. This analysis considered the discounted cash-flow approach. In subsequent years, due to new conditions, the related allowance was revalued and reversed.

Accordingly, under Spanish GAAP, this allowance was considered as a temporary impairment, and it was reversed in 2002 and 2001. Under US GAAP this impairment was not reversed since according to SFAS 121 analysis, this impairment was considered permanent.

18.	Sale and leaseback involving real estate

In 2003 Telefonica Group sold and leased back its main office building to a third party, which is not a Special Purposes Entity (SPE). Under Spanish GAAP, the building was removed from the balance sheet and a gain immediately recognized in statement of income.

Under U.S. GAAP, such transaction involving real estate, including real estate with equipment, must qualify as a sale under the provisions of FASB Statement No. 66 “Accounting for Sales of Real Estate” before it is appropriate for the seller-lessee to account for the transaction as a sale-leaseback under SFAS No. 98 “Accounting for Leases – Sale-Leaseback Transaction Involving Real State, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases”.

Considering the appropriate guidance under US GAAP only the gain on the sale in excess of the present value of the minimum lease payments is recognized at the date of the sale. The remaining gain is deferred and amortized in equal monthly amounts over the lease term because the leaseback is classified as an operating lease.

19.	Accounting for Asset Retirement Obligations

Under Spanish GAAP there are no specific requirements to record such obligation, but provisions must be recorded when considered probable and reasonably estimated, based upon the principle of prudence.

Effective January 1, 2003, the Group adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. This standard requires the Group to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations are accreted to their present value at the end of each reporting period. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

Telefonica evaluated it’s leased and owned assets utilized in its operations in Spain and overseas. During this evaluation, it was determined that it had legal obligations to return certain assets to their condition before Group obtained ownership or use of the related asset.

20.	Other U.S. GAAP Adjustments

This adjustment refers to other non material U.S. GAAP adjustments from subsidiaries.

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

Net income (loss) per share for U.S. GAAP purposes was computed using the weighted average number of shares outstanding for all periods. SFAS No.128, Earnings per Share, requires the computation of diluted EPS considering the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued, unless inclusion of these shares results in an anti-dilutive effect on per – share amounts.

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

The following is a Statement of Comprehensive Income (Loss) prepared using U.S. GAAP amounts:

	Millions of Euros
Statement of Comprehensive Income (loss)	2001	2002	2003
Net Income (Loss) per U.S. GAAP	(7,182.27)	(5,214.48)	2,686.08
Other Comprehensive Income (Loss):
Foreign currency translation adjustments	(6,297.60)	(9,198.13)	(502.94)
Translation differences related to disposals (*)	(35.45)	—	—
Unrealized gain (loss) on securities available for sale, net of tax	(490.71)	(204.14)	80.30
Derivatives and hedging activities:
Cumulative effect of a change in accounting principle (SFAS 133), net of tax	(373.30)	—	—
Deferred gain on SFAS 133 hedges, net of tax	105.10	188.96	4.58

Comprehensive Income (Loss)	(14,274.23)	(14,427.79)	2,268.02

(*)	There is no tax effect on this adjustment

The table below displays changes in Accumulated Other Comprehensive Income (Loss):

	Millions of Euros
Accumulated Other Comprehensive Income (Loss)	2001	2002	2003
Beginning balance, January 1,	(129.45)	(7,221.41)	(16,434.72)
Foreign currency translation adjustments	(6,297.60)	(9,198.13)	(502.94)
Translation differences related to disposals (*)	(35.45)	—
Unrealized gain (loss) on securities available for sale, net of tax	(490.71)	(204.14)	80.30
Derivatives and hedging activities: Cumulative effect of a change in accounting Principle (SFAS 133), net of tax	(373.30)	—	—
Deferred gain on SFAS 133 hedges, net of tax	105.10	188.96	4.58

Ending balance, December 31	(7,221.41)	(16,434.72)	(16,852.78)

(*)	There is no tax effect on this adjustment

The table below displays the Components of accumulated other comprehensive Income (Loss):

	Millions of Euros
Components of accumulated other comprehensive Income (Loss)	2001	2002	2003
Foreign currency translation adjustments	(6,955.59)	(15,782.02)	(16,658.26)
Unrealized loss on securities available for sale, net of tax	2.38	(200.16)	(119.86)
Derivatives and hedging activities - SFAS 133, net of tax	(268.20)	(79.24)	(74.66)

Ending balance, December 31	(7,221.41)	(16,434.72)	(16,852.78)

4.	Other consolidation differences

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

•	Terra Networks, for which the Company reduced its participation in the year 2000 from 70.47% to under 50%, is being consolidated under Spanish GAAP, since the Company has its control rights by having the majority of the votes in the Board of Directors. In addition, in July 2003, Telefónica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company’s shares for €5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefónica’s direct holding in Terra was 71.97%. In December 2003, Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company’s stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefónica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. For U.S. GAAP, until the completion of the tender offer, since the Company did not have either the majority of voting rights or an agreement that guaranteed the control rights for a minimum period of 10 years, this investment was accounted for by the equity method until July 31, 2003 and December 31, 2002 and 2001.

•	Since June 2002, the investment in Atlanet, S.p.a has been carried by the equity method under Spanish GAAP, which was previously consolidated. Therefore the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through June 30, 2002.

•	On December 27, 2002, after complying with Brazilian regulatory requirements, Telefonica Móviles, S.A. and Portugal Telecom Moveis Serviçios de Telecomunicaçoes, SGPS, S.A. (PT Móveis) incorporated Brasilcel, a 50/50 Joint Venture, by contributing 100% of their respective direct and indirect interest in the following mobile communications companies in Brazil:

Companies	% Affiliates
	Telefónica Moviles	PT Móveis	Total
Celular CRT Participaçoes, S.A.	40.90%	7.58%	48.80%
TeleLeste Celular Participaçoes, S.A.	27.70%	—	27.70%
TeleSudeste Celular Participaçoes, S.A.	83.56%	—	83.56%
Telesp Celular Participaçoes, S.A.	14.68%	50.44%	65.12%

Under Spanish GAAP, Brasilcel’s balance sheet as of December 31, 2003 and 2002 is integrated in the consolidated annual accounts by the proportional integration method, while the results of the Brazilian entities contributed by Telefónica Móviles, S.A. have been included in the consolidate statements of operations for the full year 2002 since the contribution and formation of Brasilcel took place in December 27, 2002 and integrated by the proportional integration method in 2003. For U.S. GAAP purposes Brasilcel’s balance sheet is accounted for the equity method as of December 31, 2003 and 2002.

The fair value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. According to EITF Issue 01-02, Interpretation of APB Opinion Nº 29, the exchange of a consolidated business for an interest in a joint venture would not result in a gain recognition, absent the receipt of cash or near cash consideration; as a consequence, Brasilcel, N.V. has been considered in the consolidation for U.S. GAAP and Spanish GAAP at historical cost of the consolidated business in Brazil prior to the transaction.

The difference in these accounting consolidation procedures did not have an impact in shareholders’ equity or net income for the periods presented. However, the balance sheet, statements of income and cash flow captions for the respective periods are different under Spanish GAAP and U.S. GAAP. The tables below demonstrate the effects of these differences in consolidations in the Spanish GAAP financial statements:

	Million of Euros (a)
	12/31/01	12/31/02	12/31/03
Abridged balance sheets
Due from stockholders	(367.01)	(291.86)	—
Tangible fixed assets	(128.21)	(888.43)	(853.92)
Intangible assets and start-up expenses	(243.94)	(1,281.76)	(1,221.05)
Holdings in associated companies	1,816.25	2,949.21	1,831.34
Other financial investments	(851.21)	(750.70)	(93.17)
Goodwill	(1,819.19)	(1,089.09)	(688.46)
Deferred expenses	(8.82)	(13.54)	(2.25)
Current assets	(692.84)	(796.54)	(757.34)

TOTAL ASSETS	(2,294.98)	(2,162.71)	(1,784.85)

Minority Interests	(3,469.08)	(2,234.46)	(387.99)
Deferred income	(4.73)	(0.49)	—
Provisions for contingencies and expenses	(31.30)	(32.50)	(26.36)
Long term debt	(78.75)	(484.65)	(342.92)
Current liabilities	1,288.88	589.39	(1,027.58)

TOTAL LIABILITIES	(2,294.98)	(2,162.71)	(1,784.85)

(a)	Figures included in the year 2003, mainly corresponds to the effects related to Brasilcel N.V. Figures included in the year 2002 mainly corresponds to the effects related to Terra Networks and Brasilcel N.V. Figures included in 2001 correspond to the effects related to Terra Networks and Atlanet S.p.a.

	Millions of Euros (a)
	12/31/01	12/31/02	12/31/03
Abridged income statements
Net revenues from operations	(484.41)	(511.23)	(1,643.41)
Operating Expenses	(801.84)	(653.05)	(723.49)
Personnel expenses	(227.27)	(180.49)	(157.48)
External services	(574.57)	(472.56)	(566.01)
Period depreciation and amortization	(541.54)	(414.31)	(431.60)
Other expenses	(24.11)	(21.52)	(432.11)

Operating income	883.08	577.65	(56.21)
Financial income (expense)	80.99	(57.14)	118.74
Extraordinary expenses	75.93	1,049.53	152.95

Income (loss) before tax	1,040.00	1,570.04	215.48
Corporate income tax	(460.15)	342.63	65.12
Minority interest	(335.80)	(1,171.83)	(165.57)
Income (loss) from associated companies	(244.05)	(740.84)	(115.03)
Net income for the year	—	—	—

(a)	Figures included in the year 2003, mainly corresponds to the effects related to Brasilcel N.V. for the period ended December 31, 2003 and Terra Networks until July 31, 2003. Figures included in the year 2002 present the effects of Atlanet S.p.a up to June 2002, and Terra Networks for the full year. Figures included in the year 2001 present the effects of Orla up to November 2001, IPSE 2000 up to October 2001, and Terra Networks and Atlanet, S.p.a for the full year.

	Millions of Euros (a)
	12/31/01	12/31/02	12/31/03
Abridged statements of cash flow
Net Cash provided by operating activities	166.97	204.85	367.55
Net Cash used in investing activities	366.94	194.79	(291.08)
Net Cash used in financing activities	(25.88)	19.04	(41.10)
Effects of exchange rate changes on cash	(24.77)	79.40	27.84

Net change in cash an cash equivalents	483.26	498.08	63.21
Cash and cash equivalents at beginning of year	(2,673.38)	2,190.12	(1,692.04)

Cash and cash equivalents at year-end	(2,190.12)	1,692.04	(1,628.83)

(a)

Figures included in the year 2003, mainly corresponds to the effects related to Brasilcel N.V. for the period ended December 31, 2003 and Terra Networks until July 31, 2003. Figures included in the year 2002 present the effects of Atlanet S.p.a up to June 2002, and Brasilcel N.V. and Terra Networks for the full year. Figures included in the year 2001 present the ffects of Orla up to November 2001, IPSE 2000 up to October 2001, and Terra Networks and Atlanet S.p.a for the full year.

5.	Disclosure about fair value of financial instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value of its financial instruments as of December 31, 2003 and 2002. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

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

b)	Foreign currency contracts: the fair value has been estimated by obtaining quotes from brokers.

c)	Options: the fair value is calculated as the amount that the Company would receive or pay to terminate such contracts.

The estimated fair values and carrying values under Spanish GAAP, as of December 31, 2003 and 2002 of the financial instruments are as follows:

	Millions of Euros
	Balance at 12/31/02			Balance at 12/31/03
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets:
Cash and cash equivalents:
Short term financial investments	3,031.23	3,034.79		3,200.10	3,187.46
Cash	543.91	543.91		336.42	336.42
Long-term financial investments for which it is:
Practicable to estimate fair value	2,812.43	2,920.40		3,611.93	3,428.46
Not practicable	256.23	256.23		597.38	597.38
Current assets	6,663.53	6,663.53		6,812.84	6,812.84
Liabilities:
Short-term payables	14,681.74	12,023.86		13,848.85	11,980.87
Bonds and debentures	12,351.50	15,059.46		12,408.71	13,805.94
Payable to credit entities:
Notes payable	617.72	683.85		—	—
Loans and credits	6,912.94	7,817.51		4,932.56	6,035.50
Derivative financial instruments:*
Foreign currency swaps	N/A	(93,91)		N/A	(934.32)
Interest rate swaps Forwards Foreign currency options Interest rate options Shares options	N/A N/A N/A N/A N/A	154.61 59.28 14.95 (54.95 N/A	)	N/A N/A N/A N/A N/A	113.68 (104.48 102.37 (75.15 N/A	) )

(*)	The carrying value of assets and liabilities include the carrying value of the derivative financial instruments.

6.	Stock option plans

Accounting Policy

Under Spanish GAAP, the Company has accounted for stock-based awards to employees as described in Note 20.

Under U.S. GAAP, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period.

Stock Compensation Plans

The Company has issued three stock option plans to its employees, the TOP Plan, TIES Program and the EN-SOP Program based on Telefónica’s stock, which are fully described in Note 20. The Company’s subsidiaries TPI, Telefónica Móviles and Terra Networks have established their own stock option plan to its employees. A full description of the characteristics of each of these plans is given in Note 20 to the financial statements. The additional U.S. GAAP disclosures relating to each applicable stock option plan are presented below.

TOP Plan

According to the accounting policies described above, the Company did not record any compensation expense relating to the Plan TOP for the year ended December 31, 2001, 2002 and 2003, since Plan TOP is a fixed plan with no intrinsic value at the grant date.

Had compensation expense for options granted under Plan TOP been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock Based Compensation, the Company’s charge for the years ended December 31, 2001, 2002 and 2003 would not have been material in net income or basic earnings per share. As of December 31, 2003 this plan expired.

TIES Program

According to the accounting policies described above, the Company did not record any compensation expense relating to the TIES Program for the years ended December 31, 2002 and 2003, since this Plan contains a floating conversion ratio based upon the Company’s stock price, and it was not feasible to estimate at December 31, 2001, 2002 and 2003 the quantities of shares that could probably vest in the future.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company would not have recorded any compensation expense for the same factors indicated above.

The weighted average fair value of options granted during the year ended December 31, 2003 was approximately Euros 4.53 per share.

EN-SOP Program

According to the accounting policies described above, the Company did not record any compensation expense relating to the EN-SOP Program for the years ended December 31, 2002 and 2003, since this plan did not have an intrinsic value at the grant date.

Had compensation expense for options granted under the EN-SOP Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company’s charge for the years ended December 31, 2002 and 2003 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 4.55%; expected life of 3.5 years; expected dividend yield of zero percent; and assumed volatility of 46%.

The weighted average fair value of options granted during the year ended December 31, 2003 was approximately Euros 3.31 per share.

TPI Plan

According to the accounting policies described above, the Company did not record any compensation expense relating to the TPI Plan since for the year ended December 31, 2001, 2002 and 2003, this plan did not have an intrinsic value at the measurement date.

Had compensation expense for options granted under TPI Plan been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock Based Compensation            , the Company’s charge for the years ended December 31, 2002 and 2003 would not have been material in net income or basic earnings per share. As of December 31, 2003 this plan was expired.

Telefónica Móviles Plan (MOS)

As this stock option plan permits at the option of the holder either exercise for cash or in shares, according to US GAAP, a presumption exists that an employee will elect the cashless exercise and the option should be accounted for as a variable plan. According to the accounting policies described above, the Company did not record any compensation expense relating to the MOS Plan for the year ended December 31, 2002 and 2003, since this plan did not have an intrinsic value at the year end.

Had compensation expense for options granted under MOS Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company’s charge for the years ended December 31, 2002 and 2003 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 2.27%; expected life of 2.7 years; expected dividend yield of 2.63 percent; and assumed volatility of 29.17%.

Terra Networks Plan

According to the accounting policies described above, the Company did not record any compensation expense for the year ended December 31, 2003, since the exercise price of the options was equivalent to the fair value Terra Networks’ ordinary shares on the measurement date.

The weighted average contractual life of outstanding options was 4 years, and at December 31, 2003, the fair value of options granted during 2003 pursuant to the second phase of the Stock Option Plan was approximately Euros 1.55 per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 3.52%; expected life of 5 years; expected dividend yield of zero percent; and assumed volatility of 39.59%.

Had compensation cost for these grants been determined consistent with Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation,” the Group’s net loss would have been increased by approximately Euros 21.05 million for 2003, and the Group’s basic and diluted loss per share under US GAAP would have increased by Euros 0.04 per share for the year ended December 31, 2003.

The status of the Company’s stock option plans is summarized below as of December 31, 2002 and 2003:

7.	Pension and post-retirement benefits

As described in Note 14, Telefonica de España has an agreement with some employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Prevision).

In addition, the Group has a life insurance (internal allowance for survivorship benefits) whereby serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefónica de España has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%.

Telefonica accounting policy for Pensions and Other Post retirements benefits has been compliant with SFAS 87 Employers Accounting for Pensions and SFAS 106 Employers Accounting for Post-retirement Benefits other than Pensions.

The following is a reconciliation of beginning and ending balances of the benefit obligation for the two Plans mentioned above.

	Millions of Euros
	2002	2003
Change in benefit obligation
Projected Benefit obligation at the beginning of the year	748.74	719.72
Service Cost	5.61	5.50
Interest Cost	42.68	40.83
Actuarial gain/loss	(6.30)	(9.04)
Benefits paid	(71.01)	(69.48)
Benefit obligation at the end of the year	719.72	687.53

The detail of the funded status of the plans and the amounts recognized and not recognized in the consolidated balance are as follow:

	Millions of Euros
	2002	2003
Funded status	(719.72)	(687.53)
Unrecognized prior service cost	282.23	211.76
Net amount recognized	(437.49)	(465.77)

The components of net periodic benefits costs for the years ended December 31, 2002 and 2003 are as follow:

	Millions of Euros
	2002	2003
Components of net periodic benefit cost
Service Cost	5.61	5.50
Interest cost	42.68	40.83
Amortization of actuarial gain/loss	(6.30)	(9.04)
Amortization of prior service cost	61.59	61.60
Net periodic benefit cost	103.58	98.89

The Accumulated Benefit Obligation for the years ended December 31, 2002 and 2003 are as follow:

	Millions of Euros
	2002	2003
Accumulated Benefit Obligation	690,28	664,09

The following actuarial assumptions were used in 2002 and 2003.

	2.002	2.003
Weighted-averaged assumptions to determine benefit obligation at December 31
Discount rate	5,983%	5,961%
Rate of compensation increase	2,500%	2,500%

The following benefits payments for the above mentioned plans are expected to be paid:

Millions of Euros
2004	67.17
2005	66.15
2006	63.79
2007	60.99
2008	59.69
2009-2013	276.06

8.	Financial Statement Classifications

Capitalized expenses of in-house work on fixed assets consist of the internal direct labor and allocable portion of the indirect costs. Under Spanish GAAP internal expenditures capitalized are recorded as revenue. For U.S. GAAP purposes, costs capitalized should be netted against the related cost.

Increase in inventories, net, represents the net change in inventories during the period. This includes beginning inventory plus purchases less sales and final inventory. Under Spanish GAAP, the net change in inventories is included in revenue. Under U.S. GAAP the net change in inventories is included in expenses.

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

9.	Impairment of long-lived assets.

The Group evaluates the recoverability of the carrying amount of its long-lived assets, including its administrative concessions, when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In performing the review for recoverability of long-lived assets under Spanish GAAP and U.S. GAAP, the Group estimates its future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. Measurement of an impairment loss is based on the fair value of the long-lived assets under both GAAP (discounted cash flows). Since both discounted and undiscounted cash flows have been higher than the carrying amount of long-lived assets, no difference has arisen in 2003, 2002 and 2001 between Spanish and U.S. GAAP, except for the impairment charge recorded on the Telefonica Deutschland (Ex Mediaways) contract described in Note 25.9.

The estimates for the demand of 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, is no longer a critical factor and is more important to have sufficient scale in a particular market to obtain reasonable returns.

Taking into account these circumstances and considering SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Group compared the value obtained from undiscounted cash flows with the carrying value of the licences and considering that this carrying value was higher, decided, using a discounted cash flow approach, to estimate the fair value ot the UMTS licences, resulting a write down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obteined in the cash flow approach.

10.	Fixed and Other Non-Current Assets

Since several U.S. GAAP differences affect fixed and other noncurrent assets, shown below a detail of this caption under U.S. GAAP:

	Millions of Euros
	2002	2003
Property, Plant and Equipment	25,282.70	22,718.36
Intangible Assets	4,156.34	4,484.93
Other Long-term Investments	19,326.22	18,584.33
Goodwill	8,718.43	7,963.41

Total fixed and other noncurrent assets	57,483.69	53,751.03

11.	Statements of cash flows

Spanish GAAP do not require presentation of a statement of cash flows.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments (or investments) purchased to be cash equivalents, i.e., “cash and banks” and “short-term investments”.

The following are consolidated statements of cash flows under IAS 7, Statement of Changes in Financial Position, based on the financial statement amounts reported under Spanish GAAP:

	Millions of Euros
	2001	2002	2003
Cash flows from operating activities:
Cash received from customers	31,235.55	29,162.45	33,386.78
Dividends from associated companies	8.52	41.19	62.68
Cash paid to suppliers and employees (net of amount capitalized)	(19,587.68)	(18,551.56)	(22,421.21)
Net interest paid	(1,865.58)	(1,610.89)	(1,559.53)
Payment for income taxes	(962.05)	(226.58)	(277.66)

Net cash provided by operating activities	8,828.76	8,814.61	9,191.06
Cash flow from investing activities:
Proceeds from investments in affiliates	1,059.36	457.26	752.30
Proceeds from sale of property, plant and equipment	401.16	88.12	424.24
Proceeds from capital grants	12.88	7.56	2.85
Purchase of new investments, net of cash acquired	(2,619.59)	(2,021.31)	(2,867.30)
Net payments for intangible and tangible assets and deferred charges	(8,749.22)	(4,311.82)	(3,483.77)

Net cash used in investing activities	(9,895.41)	(5,780.19)	(5,171.67)
Cash flow from financing activities:
Proceeds from issuance of stock	319.07	2,006.56	12.12
Proceeds from debentures and bonds	3,278.98	285.83	2,860.25
Proceeds from other loans, credit facilities and notes payable	5,502.68	8,229.00	6,529.74
Debentures and bonds redeemed	(867.34)	(1,067.24)	(1,637.14)
Repayments of other loans, credit facilities notes payable and short term loans	(9,229.87)	(11,503.24)	(10,457.27)
Dividends paid	(324.63)	(52.00)	(1,486.65)

Net cash provided by financing activities	(1,321.11)	(2,101.10)	(4,178.93)
Others non cash effects	(1,348.15)	(546.85)	120.01

Net change in cash and cash equivalents	(3,735.91)	386.47	(39.53)
Cash and cash equivalents at beginning of year (*)	6,925.02	3,189.11	3,575.59

Cash and cash equivalents at end of year	3,189.11	3,575.58	3,536.06

(*)	Cash and cash equivalents have not included treasury stocks in 2002, since the Company had decided to cancel part of those shares during 2003.

12.	Business Segment Data

During 2003, the Group implemented certain measures to further simplify the business lines. The measures taken in 2003 include most notably the approval in September of the inclusion of the Telefónica Empresas business line, which was organized to include Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services, in the Spain and Latin America fixed line business lines

The group is organized according to six principal operating segments, each of which is headed by an operating subsidiary that is under the Telefónica Holding control. These six principal operating segments are:

•	Telefónica de España: fixed-line telecommunications services in Spain.

•	Telefónica Móviles: worldwide wireless communications services.

•	Telefónica Latinoamerica: fixed-line telecommunications services in Latin America.

•	Telefonica Contenidos: worldwide audiovisual content and media.

•	Terra - Lycos: worldwide Internet-related services.

•	Telefónica Empresas: worldwide corporate data transmission.

In addition, the company has several other lines of business, including:

•	Publishing, development and sale of advertising in telephone directories conducted through Telefónica Publicidad e Información, S.A.

•	Operation of contact centers in Europe (Spain), Latin America, Northern Africa (Morocco) conducted through Atento Holding Telecomunicaciónes, S.A.

The main figures by segment under Spanish GAAP in 2003 and 2002 were as follows:

	Millions of Euros
December 31, 2003	Telefónica De España	Telefónica Móviles	Telefónica Latinoamerica	Telefonica Contenidos	Terra Lycos	Telefónica Empresas	Telefónica Holding	Other	Eliminations	Total
Sales to external clients	9,319.02	8,905.06	6,150.28	1,374.50	414.48	1,425.57	0.10	810.84	—	28,399.84
Sale of services to other segments of the company	898.41	1,523.22	226.78	3.98	130.62	356.47	32.82	644.86	(3,817.16)	—
Capitalized expenses on Group work on fixed assets	158.68	90.14	46.24	0.12	0.91	12.67	—	2.83	219.53	531.11
Other operating revenues	41.74	76.98	91.19	4.82	0.63	16.03	72.82	110.99	(126.25)	288.95
Operating expenses	5,795.56	5,881.33	3,214.96	1,179.68	577.79	1,486.99	344.22	1,256.12	(3,599.75)	16,136.89
Other operating expenses	88.13	132.17	234.25	(6.59)	8.33	19.37	(14.74)	45.38	(25.42)	480.88
Operating Profit before depreciation and amort. expenses	4,534.16	4,581.90	3,065.28	210.33	(39.49)	304.38	(223.75)	268.01	(98.70)	12,602.12
Depreciation and amortization expenses	2,567.98	1,516.04	1,718.79	49.93	78.74	245.65	47.91	108.23	(59.05)	6,274.22
Operating Profit	1,966.18	3,065.87	1,346.48	160.40	(118.23)	58.73	(271.65)	159.79	(39.66)	6,327.90
Gain or losses of Associated Companies	(0.86)	(80.66)	3.74	(95.23)	(34.73)	(2.76)	—	(0.94)	(1.14)	(212.58)
Financial income (expense)	(450.11)	(416.61)	(182.60)	(61.52)	57.74	(31.54)	400.68	180.91	(557.66)	(1,060.70)
Amortization of goodwill	(0.31)	(116.40)	(83.08)	(102.52)	(82.30)	(49.83)	—	(9.34)	1.32	(442.46)
Extraordinary Gains or Losses	(1,373.09)	(7.53)	(141.26)	327.89	4.53	(32.63)	1,089.45	(67.05)	(1,049.97)	(1,249.66)
Income tax expenses	36.31	(888.98)	(168.78)	(105.08)	(0.27)	(10.66)	338.23	(65.41)	(48.79)	(913.43)
Minority interests	(0.05)	38.61	(97.28)	(4.24)	0.54	(5.98)	—	(4.75)	(172.35)	(245.59)
Profit or loss of the segment	178.08	1,594.30	677.22	119.70	(172.71)	(74.66)	1,556.70	193.21	(1,868.26)	2,203.58
Total Assets	18,313.36	16,419.95	21,179.27	4,497.53	2,987.21	3,590.86	49,422.15	26,607.35	(80,942.49)	62,075.19
Capital expenditures	1,406.46	1,317.66	592.00	138.99	80.40	151.69	30.52	148.33	(160.23)	3,705.82

	Millions of Euros
December 31, 2002	Telefónica De España	Telefónica Móviles	Telefónica Latinoamerica	Telefonica Contenidos	Terra Lycos	Telefónica Empresas	Telefónica Holding	Other	Eliminations	Total
Sales to external clients	9,337.74	7,993.02	6,822.83	1,068.08	546.30	1,445.25	—	1,197.99	—	28,411.30
Sale of services to other segments of the company	934.37	1,456.32	131.31	8.08	53.65	313.24	36.15	3,264.20	(6,197.20)	—
Capitalized expenses on Group work on fixed assets	179.22	75.32	63.36	0.50	1.66	9.89	—	1.90	196.03	527.82
Other operating revenues	132.03	60.69	44.68	2.23	20.19	19.71	63.98	101.80	(146.35)	297.57
Operating expenses	5,868.59	5,600.33	3,407.50	964.39	741.45	1,626.39	322.87	4,280.31	(6,038.51)	16,773.29
Other operating expenses	197.52	155.01	307.94	—	22.03	33.11	8.76	53.73	(37.48)	739.25
Operating Profit before depreciation and amort. expenses	4,517.24	3,830.00	3,346.74	114.50	(141.69)	128.58	(231.49)	231.84	(71.53)	11,724.16
Depreciation and amortization expenses	2,701.82	1,391.88	1,999.41	49.58	142.72	292.10	57.09	133.11	(75.29)	6,692.42
Operating Profit	1,815.42	2,438.12	1,347.34	64.92	(284.41)	163.52	(288.58)	98.73	(323.28)	5,031.75
Gain or losses of Associated Companies	(2.39)	(159.48)	(4.29)	(191.32)	(148.90)	(40.22)	—	0.57	18.15	(527.88)
Financial income (expense)	(398.46)	(364.10)	(1,181.10)	(133.54)	63.54	(151.74)	405.05	(27.44)	(433.84)	(2,221.62)
Amortization of goodwill	(8.18)	(101.55)	(89.72)	(94.54)	(252.56)	(69.13)	—	(9.63)	(40.13)	(665.43)
Extraordinary Gains or Losses	(373.71)	(12,077.76)	(317.22)	(530.18)	(1,046.33)	(892.89)	(5,882.79)	(24.66)	4,927.65	(16,217.88)
Income tax expenses	(224.69)	2,130.40	103.74	217.00	(342.63)	541.14	1,287.62	(19.17)	(464.77)	3,228.65
Minority interests	(0.08)	4,389.89	(41.30)	(1.45)	2.41	48.11	—	3.43	1,394.58	5,795.61
Profit or loss of the segment	807.93	(3,744.47)	(182.54)	(669.15)	(2,008.87)	(728.25)	(4.478.70)	21.72	5,405.53	(5,576.80)
Total Assets	18,997.60	17,033.00	23,761.41	4,705.27	3,504.92	4,209.62	50,129.72	25,607.10	(79,907.35)	68,041.29
Capital expenditures	1,743.99	1,105.76	687.93	76.09	43.38	247.99	22.24	89.08	(90.24)	3,926.22

Measurement of Segments:

We include in the disclosure of segment data those measures of profit or loss which are reviewed by the operating management to asses the performance of each segment, basically operating revenues (sales to external clients and to other segments), operating expenses, capital expenditures and operating Profit before depreciation and amortization expenses.

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

Accounting principles:

All transactions between segments are made at market prices or at prices which have been approved and published by the regulatory authority.

The accounting principles used in the accounting for the segments is the same as that used in the elaboration of the consolidated financial statement.

13.	External services

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against “external services”. Advertising expenses for 2001, 2002 and 2003 amounted to € 1,003.52 millions, € 781.58 millions and € 899.83 million respectively. Accounting for such costs is consistent with US GAAP.

14.	New accounting standards

FIN No. 46-Consolidation of Variable Interest Entities-an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004.

Telefónica does not have any variable interest entities created after February 1, 2003. The Group is still in the process of analyzing the effect, if any, of the application of FIN 46 R to those variable interest entities created before February 1, 2003, which could imply in the deconsolidation of one of our subsidiaries Telefónica Finance USA LLC. Please see related disclosure for new accounting pronouncements-SFAS 150-Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

SFAS No. 132 (Revised 2003)-Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic (Spanish) plans beginning with fiscal years ending after December 15, 2003 and any foreign (non-Spanish) plans beginning with fiscal years ending after June 15, 2004. The Company does not have any Spanish plans that could be impacted by this new pronouncement in the year ending December 31, 2003. The Company will adopt SFAS 132R for all its plans in effect on Form 20-F for the year ending December 31, 2004.

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

SFAS No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Group adopted during the year the provisions of this Statement for all financial instruments entered into or modified after May 31, 2003. Financial instruments within the scope of this Statement entered into prior to May 31, 2003 will be impacted by these new provisions from January 1, 2004.

Telefónica Finance USA LLC, issued noncumulative, nonvoting, preferred stock guaranteed by Telefónica, S.A., the parent company. This issue was subscribed by third parties outside the Telefónica Group and are wholly or partially redeemable at the Telefónica’s option after ten years from the issue date. According to SFAS 150, as redemption of preferred stock is required upon liquidation or termination of the issuer (Telefónica Finance USA LLC) this Statement does require the obligation to report preferred stock as a liability in the consolidated financial statements of Telefónica Group. However, these preferred stocks are included under the Scope of FSP Staff Position 150-3 and therefore, following FSP 150-3, Telefónica will defer the application of SFAS 150.

If Telefónica would have applied SFAS 150 to all preferred stocks or would have applied FIN 46-R to variable interest entities issuers of preferred stock the impact on financial statements would be as follows:

•	all preferred stock issued by Telefónica would be classified as liabilities, or

•	all variable entities issuers of preferred stock would be deconsolidated

It would mean a reclassification amounting in the consolidated balance sheet from “Minority Interest” caption to “Long Term Debt” caption. The dividends paid by the preferred stock, should be reclassified in the consolidated balance sheet from “Minority Interest” caption to “Long Term Debt” caption.

****************

EXHIBIT I.

Contribution of the Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2003 and 2002, was as follows:

	Millions of Euros
	12/31/03		12/31/02
Companies	To Reserves	To Translation Differences	To Reserves	To Translation Differences
Fonditel	(0.94)	—	26.22	—
Atento Group	(263.76)	(36.17)	(229.62)	(7.42)
Casiopea Group	48.79	—	62.53	—
Comet Group	(6.41)	—	(6.58)	—
Telefónica DataCorp Group	(1,051.05)	(207.00)	(527.68)	(221.41)
Telefónica de España Group	276.41	(0.03)	295.80	(0.02)
Telefónica Internacional Group	1,566.68	(3,646.80)	1,537.61	(4,315.82)
Telefónica Contenidos Group	(1,966.32)	(162.82)	(1,262.99)	(248.38)
Telefónica Publicidad e Información Group	126.39	(1.69)	74.28	(44.73)
Telefónica Móviles Group	159.22	(1,100.36)	4,612.68	(985.06)
Terra Networks Group	(1,408.77)	(167.59)	(559.65)	(129.29)
Venturini Group	(0.30)	—	(0.62)	—
Inmobiliaria Telefónica	9.22	—	(0.76)	—
Playa de Madrid	—	—	0.74	—
Taetel	10.40	—	11.23	—
Telefónica Europe B.V.	4.74	—	5.38	—
Telfisa	(1.85)	—	3.44	—
Tidsa	48.90	—	33.94	—
Urbana Ibérica	—	—	0.56	—
Katalyx Group	(141.84)	(35.49)	(99.72)	(5.98)
Emergia Group	(11.07)	(121.52)	(127.18)	(41.49)
Telefónica and instrumentality companies	18,640.81	(916.52)	20,306.04	(508.22)

Total Telefónica Group	16,039.25	(6,395.99)	24,155.65	(6,507.82)

Intercompany fixed asset transactions	(46.17)	—	64.31	—

Total contribution	15,993.08	(6,395.99)	24,219.96	(6,507.82)

EXHIBIT 1

DETAIL OF SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES AS OF DECEMBER 31, 2003 (amounts in millions of euros)

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica de Contenidos, S.A. (SPAIN) (*) (**) (1) (6)	100.00%		100.00%	3,024.82	(2,612.77)	—	93.44	2,241.88	F.C.	—
Organization and operation of activities and businesses relating to multimedia services
Paseo de la Castellana, 141 - 28046 Madrid
Telefónica Media Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	257.60	(736.20)	—	—	532.02	F.C.	—
Holdings in businesses in areas related to the media
Tucumán, 1 Pta.17º - Buenos Aires
Atlántida Comunicaciones, S.A. (ARGENTINA) (1) (6)		100.00%	100.00%	492.27	(966.88)	—	28.96	—	F.C.	—
Free-to-air television and radio
Tucumán, 1 Pta.20 - Buenos Aires
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E.M.	0.16
Fieldy, B.V. (NETHERLANDS) (6)		51.00%	51.00%	0.03	(5.57)	—	—	42.44	E.M.	(2.77)
Record label, audiovisual distribution and organization of events
Locatellikade, 1 1076 A-Z - Amsterdam
Líderes Entertainment Group, Inc. (USA)		49.00%	49.00%	0.01	(3.83)	—	—	19.96	E.M.	(1.91)
Management and marketing of artists’ rights
3191 Coral Way - Miami
Telefónica Media Internacional y de Contenidos, S.A. (SPAIN) (*) (**)		100.00%	100.00%	0.60	(3.50)	—	1.25	16.02	F.C.	—
Operation of media services in Latin America
Gran Vía, 28 - 28013 Madrid
Torneos y Competencias, S.A. (ARGENTINA) (3) (6)		20.00%	20.00%	15.68	(6.81)	—	—	81.81	E.M.	—
Television producer and advertising agency
Balcarce 510 - Buenos Aires
Telefónica Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	6.01	23.40	—	(5.30)	8.37	F.C.	—
Provision of all manner of audiovisual telecommunications services
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Andalucía Digital Multimedia, S.A. (SPAIN)		24.00%	24.00%	2.69	(0.20)	—	(0.62)	0.60	E.M.	0.45
Development of the audiovisual industry in Andalucía
Edificio Azul, Parque Tecnológico de Andalucía - Málaga
Telefónica Medios de Comunicación, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	21.20	(18.90)	—	(8.18)	100.37	F.C.	—
Holding of shares of companies in the media industry
Paseo de la Castellana, 141 - 28046 Madrid
Telefónica Sport, S.A. (SPAIN) (*) (**)		100.00%	100.00%	1.00	(0.74)	—	(0.61)	2.33	F.C.	—
Management and exploitation of audiovisual rights in any medium
Paseo de la Castellana, 141 - 28046 Madrid
Gestora de Medios Audiovisuales de Fútbol, S.L. (SPAIN) (*) (**) (1)		100.00%	100.00%	50.33	(25.68)	—	(6.91)	278.43	F.C.	—
Exploitation of rights to broadcast soccer matches
Paseo de la Castellana, 141 - 28046 Madrid
(*)	Companies filing consolidated corporate income tax returns in 2002.
(**)	Companies filing consolidated corporate income tax returns in 2003.

2

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)

Hispasat, S.A. (SPAIN) (2)		13.23%	13.23%	121.95	149.14	—	5.81	17.59	E.M.	36.64
Operation of a satellite telecommunications system
Gobelas, 41 - 28023 Madrid
Servicios de Teledistribución, S.A. (S.T. HILO) (SPAIN) (*) (**) (4)		100.00%	100.00%	1.26	2.67	—	0.85	1.79	F.C.	—
Provision of services in the teledistribution industry
Luchana, 23, 1º - 28010 Madrid
Sogecable, S.A. (SPAIN) (1) (6)	1.60%	22.23%	23.83%	252.01	492.93	—	(329.54)	1,054.47	E.M.	98.99
Indirect management of public T.V. service
Gran Vía, 32 - 3ª Pta. - 28013 Madrid
Producciones Multitemáticas, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	12.02	(4.40)	—	(4.20)	22.38	F.C.	—
Production, distribution, sale, purchase and operation of television and film productions
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Lola Films, S.A. (SPAIN) (1) (6)		70.00%	70.00%	40.57	(10.21)	—	(5.02)	39.63	F.C.	—
Film production
Velázquez, 12 - Madrid
Other holdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	11.30	I	11.33
Patagonik Film Group, S.A. (ARGENTINA) (2)		30.00%	30.00%	1.20	0.23	—	0.27	8.58	E.M.	0.51
Production of audiovisual content
Godoy Curz, 1540 - 1414 Buenos Aires
Media Park, S.A. (SPAIN) (2) (6)		7.40%	7.40%	45.24	(0.10)	—	31.94	63.11	I	10.13
Production of audiovisual content
Pol.Ind., nº1 c/Bullidor S/N - 08960 Sant Just Desvern - Barcelona
Pearson Plc. (U.K.) (2) (6)		4.85%	4.85%	283.77	4,305.26	—	(227.01)	757.10	E.M.	211.40
Publishing
3 Burlington Gardens, London W1X 1LE
Corporación Admira Media, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	6.01	(1.19)	—	9.23	6.06	F.C.	—
Organization and operation of activities and businesses relating to media
Jorge Manrique 12, Madrid
Endemol Entertainment Holding, N.V. (NETHERLANDS) (3) (6)	99.49%		99.49%	0.69	101.35	—	61.50	840.34	F.C.	—
Production of audiovisual content
Bonairelaan, 4 - 1213 Vh Hilversum - Netherlands
Other holdings (3)		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E.M.	6.96
Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1) (6)	100.00%		100.00%	1,226.24	(468.62)	—	15.01	1,335.29	F.C.	—
Provision and exploitation of telecommunications services
Gran Vía, 28 - 28013 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN) (**) (1)		100.00%	100.00%	17	—	—	6	17	F.C.	—
Provision of international services
Gran Vía, 28 - 28013 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Data Mexico, S.A. de C.V. (MEXICO) (1)		49.00%
Telefónica Data Mexico Holding (MEXICO) (1)		100.00%	100.00%	37.50	(15.14)	—	(5.56)	40.45	F.C.	—
Global telecommunication services
Mexico
Telefónica Data Mexico, S.A. de C.V. (MEXICO) (1)		51.00%	100.00%	65.61	(43.86)	—	(9.24)	53.23	F.C.	—
Global telecommunication services
Sierra Santa Rosa, 61 - Lomas de Chapultepec - 11.650 Mexico City
Telefónica Data Colombia, S.A. (COLOMBIA) (1)		65.00%	65.00%	5.78	4.65	—	(4.73)	23.60	F.C.	—
Global telecommunication services
Santa Fé de Bogotá
Other holdings		N/A	N/A	N/D	N/D	N/D	N/D	0.03	I	0.03
Telefónica Data do Brasil, Ltda. (BRAZIL) (1)		100.00%	100.00%	249.87	(122.31)	—	(9.63)	249.62	F.C.	—
Telecommunication services
Rua da Consolaçao, 247 - 6 - Sao Paulo
Telefónica Data Brasil Holding (BRAZIL) (1)		53.66%	53.66%	345.67	(180.58)	—	(13.80)	135.03	F.C.	—
Ownership of companies providing network and telecommunicationservices
Avda. Brig. Faria Lima, 1188 plta. 7ª andar-parte - Sao Paulo
Telefónica Empresas (BRAZIL) (1)		100.00%	53.66%	4.70	3.01	—	(0.53)	83.91	F.C.	—
Provision and operation of telecommunication services
Avda. Tamboré, 341/371 - Barueri - Sao Paulo
Telefónica Datos de Venezuela, S.A. (VENEZUELA)		100.00%	100.00%	0.02	0.25	—	(0.00)	0.02	F.C.	—
Telecommunications services
Avda. Las Palmas, 3º - 1050 Caracas
Telefónica Data Canadá, Inc. (CANADA)		100.00%	100.00%	0.01	—	—	—	—	I	—
Telecommunications services
44 Chipman Hill, 10th Floor - P.O. Box 7289 New Brunswick ESL 4S6
Telefónica Data Caribe (SPAIN)		10.00%
Telefónica Data USA Inc. (USA) (1)		100.00%	100.00%	0.00	22.33	—	(18.00)	80.36	F.C.	—
Telecommunications services
1221 Brickell Avenue - 33131 Miami - Florida
Telefónica Data Caribe (*) (**) (SPAIN) (1)		90.00%	100.00%	0.06	(1,997.05)	—	(0.02)	0.06	F.C.	—
Global telecommunication services
Beatríz de Bobadilla, 14 - 28040 Madrid
Telefónica Data Cuba (CUBA)		50.00%	50.00%	N/D	N/D	—	N/D	7.63	I	7.63
Provision and operation of telecommunications services
Ave, 47 s/n entre 18ª y 20 - Miramar Playa - La Habana

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Ipse - 2000 (ITALY) (1)		4.08%	4.08%	2,150.00	303.87	—	(2,280.13)	8.81	E.M.	0.97
Exploitation of a UMTS license
Piazza dei Caprettari, 70 - 00186 Roma
Telefónica Empresas Perú, S.A.A. (PERU) (1)		97.07%	97.07%	29.00	(5.33)	(1.41)	4.02	18.16	F.C.	—
Provision and operation of telecommunications services
Jorge Basadre, 592 7º 000- San Isidro - Lima
Telefónica Servicios Financieros, S.A.C. (PERU) (1)		99.90%	96.97%	2.97	0.61	—	0.59	4.17	F.C.	—
Information systems advisory and consulting services
Los Sauces, 374, Torre Roja, oficina 1002 - San Isidro - Lima
Telefónica Data Argentina, S.A. (ARGENTINA) (1) (9)		97.92%	97.92%	108.79	(94.52)	—	15.04	97.49	F.C.	—
Provision and operation of telecommunications services
Tucumán, 1 plta.18º - 1049 Buenos Aires
Intelsat		0.09%	0.09%	N/D	N/D	N/D	N/D	1.52	I	1.52
Telefónica Soluciones de Informática y Comunicaciones, S.L.(SPAIN) (*) (**)		100.00%	100.00%	16.60	(0.28)	—	(33.91)	16.60	F.C.	—
Granting of loans, guarantees and financial assistance to the Telefónica Group
Alcalde Mandillo Tejero, 8 - Edificio Simón Bolivar - Santa Cruz de Tenerife
Telefónica Soluciones de Informática y Comunicaciones de España, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	8.43	(3.37)	—	(21.78)	15.85	F.C.	—
Systems engineering, networks and telecommunications infrastructure
Sor Angela de la Cruz, 3 - Pl. 9ª - 28020 Madrid
Telefónica Sistemas El Salvador, S.A. de C.V. (EL SALVADOR)		100.00%	100.00%	0.04	(0.05)	—	(0.20)	0.03	F.C.	—
Provision of engineering and systems services
San Salvador
Telefónica Sistemas Ingeniería de Productos Guatemala, S.A. (GUATEMALA)		100.00%	100.00%	—	(0.19)	—	(0.03)	—	F.C.	—
Telecommunications systems and equipment engineering
Guatemala
Telefónica Ingeniería de Comunicaciones, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	1.00	(0.20)	—	(0.10)	0.56	F.C.	—
Management and marketing of networks
Goya, 4 - 28001 Madrid
Telefónica Mobile Solutions, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	7.06	(3.83)	—	(0.47)	1.13	F.C.	—
Systems engineering, networks and telecommunications infrastructure
Gran Vía, 28 - 28013 Madrid
Telefónica Mobile Solutions Chile, S.A.C. (CHILE) (1)		N/D	N/D	0.19	(0.96)	—	(0.40)	0.19	F.C.	—
Engineering activities relating to hardware and systems
Avda. Seminario, 15 - Providencea - Santiago de Chile
Telefónica Mobile Solutions Perú, S.A.C. (PERU) (1)		N/D	N/D	—	0.22	—	(0.10)	—	F.C.	—
Advisory and other services relating to communications
Avda. Camino Real, 155 4º - San Isidro - Lima

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Mobile Solutions Brasil, Ltda. (BRAZIL) (1)		N/D	N/D	0.01	(0.94)	—	0.10	0.01	F.C.	—
Engineering activities relating to hardware and systems
Na de Botafogo, 501 2º andar, sales 202 y 203 - Rio de Janeiro
Telefónica Mobile Solutions Argentina, S.A. (ARGENTINA)(1)		N/D	N/D	0.01	(0.26)	—	0.07	0.01	F.C.	—
Engineering activities relating to hardware and systems
Carlos Pellegrini, 1149 10º - Buenos Aires
Soluciones Tecnológicas para la Alimentacion, S.L. (SPAIN)		49.00%	49.00%	4.73	4.01	—	(3.44)	2.47	E.M.	0.50
E-commerce
C/Roselló,515.08025-Barcelona
Telefónica Data España, S.A.U. (SPAIN) (*) (**) (1)		100.00%	100.00%	39.27	8.93	(100.00)	116.80	130.81	F.C.	—
Data transmission
Beatríz de Bobadilla, 18 - 28040 Madrid
Agencia de Certificación Electrónica, S.A. (SPAIN) (**) (2)		100.00%	100.00%	0.94	(3.74)	—	(0.54)	—	F.C.	—
Development of "electronic notary" business using SET technology
Sor Angela de la Cruz, 3 - 28020 Madrid
Segurvirtual MVS, S.A. (SPAIN) (3)		49.00%	49.00%	3.49	(6.82)	—	(0.05)	1.59	E.M.	—
Virtual insurance market research
Plaza de la Lealtad, 4 - 28014 Madrid
Euroinfomarket, S.A. (SPAIN)(1)		5.00%	5.00%	2.05	0.27	—	(1.66)	0.24	I	0.24
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		33.33%	33.33%	0.60	1.16	—	0.18	0.70	E.M.	0.64
Telefonica Deutschland, GMBH (GERMANY) (1)		100.00%	100.00%	2.60	546.65	—	(43.89)	638.54	F.C.	—
Internet and telecommunications services
Landshuter Allee, 8 - 80637 Munich
Telefónica U.K. (U.K.) (1)		100.00%	100.00%	—	(3.66)	—	(2.72)	—	F.C.	—
Provision of IP services in the b2b market
2nd Floor, 33-34 Alfred Place WC1- E 7DP London
Telefónica Data Atlas, S.A. (MOROCCO) (8)		59.86%	59.86%	300 m.DH	N/D	N/D	N/D	0.02	I	0.02
Provision and operation of telecommunications services
Tour Bmce, Rond Point Hassan II - Casablanca
Katalyx, Inc. (USA) (1)		100.00%	100.00%	143.43	(151.44)	—	17.45	5.18	F.C.	—
Administrative management services
1221 Brickell Avenue - Miami, Florida
Katalyx Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	0.01	(4.47)	—	0.60	0.01	F.C.	—
Administrative management services
Bouchard, 680 - Buenos Aires

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Katalyx Mexico, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	0.53	(2.57)	—	(2.65)	0.01	F.C.	—
Administrative management services
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	0.44	(1.63)	—	0.08	0.44	F.C.	—
Administrative management services
Rua Joaquim Floriano, 1052 - Sao Paulo
Adquira Mexico, Ltd. (MEXICO) (1)		50.00%	50.00%	9.84	(5.75)	—	(1.56)	5.42	E.M.	1.27
E-commerce
Boulevard Avila Camacho, 24 - Mexico City
Adquira, Inc. (USA) (1)		100.00%	100.00%	—	(17.90)	—	(0.95)	—	F.C.	—
E-commerce
1221 Brickell Avenue - Miami, Florida
Adquira Argentina, S.L. (ARGENTINA) (1)		100.00%	100.00%	0.91	(2.86)	—	0.33	0.91	F.C.	—
E-commerce
Bouchard, 680 - Buenos Aires
Adquira Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	2.64	(2.43)	—	(0.56)	2.34	F.C.	—
E-commerce
Rua Joaquim Floriano, 1052 - Sao Paulo
Katalyx Food Service Argentina, S.R.L. (ARGENTINA) (1)		100.00%	100.00%	—	(0.61)	—	(0.03)	—	F.C.	—
E-commerce
Bouchard, 680 - Buenos Aires
Katalyx Food Service Mexico, S.R.L. de C.V. (MEXICO) (1)		100.00%	100.00%	—	(1.51)	—	(0.10)	—	F.C.	—
E-commerce
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Transportation, Llc. (USA) (1)		100.00%	100.00%	—	(2.95)	—	(1.34)	—	F.C.	—
E-commerce
1221 Brickell Avenue - Miami, Florida
Katalyx Transportation Argentina, S.R.L. (ARGENTINA) (1)		100.00%	100.00%	—	(0.01)	—	—	—	F.C.	—
E-commerce
Bouchard, 680 - Buenos Aires
Katalyx Transportation Mexico, Llc. (MEXICO) (1)		100.00%	100.00%	—	(2.42)	—	0.16	—	F.C.	—
E-commerce
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Transportation Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	—	(1.20)	—	(0.19)	—	F.C.	—
E-commerce
Rua Joaquim Floriano, 1052 - Sao Paulo

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Katalyx Cataloguing Argentina, S.R.L. (ARGENTINA) (1)		100.00%	100.00%	—	(0.13)	—	(0.01)	—	F.C.	—
E-commerce and cataloging
Bouchard, 680 - Buenos Aires
Katalyx Cataloguing Mexico, S.R.L. de C.V. (MEXICO) (1)		100.00%	100.00%	—	(0.08)	—	(0.00)	—	F.C.	—
E-commerce and cataloging
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Cataloguing Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	—	(0.18)	—	(0.07)	—	F.C.	—
E-commerce and cataloging
Rua Joaquim Floriano, 1052 - Sao Paulo
Katalyx Construction Argentina (ARGENTINA) (1)		100.00%	100.00%	—	(0.01)	—	(0.01)	—	F.C.	—
E-commerce
Bouchard, 680 - Buenos Aires
Mercador, S.A. (BRAZIL) (1)		54.00%	54.00%	19.17	(15.95)	—	(0.91)	19.48	E.M.	1.25
E-commerce
Rua Joaquim Floriano, 1052 - Sao Paulo
Hotelnet b2b, S.A. (1)		12.25%	12.25%	12.35	(2.35)	—	(0.52)	1.19	I	1.19
E-commerce
Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (6)	100.00%		100.00%	1,023.68	2,272.21	—	178.08	3,033.86	F.C.	—
Provision of telecommunications services in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	13.73	(3.67)	—	0.10	10.72	F.C.	—
Consulting services for companies in the communications and IT industries
Av. Burgos, 17-10.º-28036 Madrid
Interdomain, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	0.30	0.48	—	0.04	0.78	F.C.	—
Operation of Internet resources
Fernando El Santo, 15 - 28010 Madrid
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN)		50.00%	50.00%	0.12	0.03	—	(0.04)	0.07	E.M.	0.06
Provision of consulting services, installation and the provision of telecommunications services
Parque industrial y de servicios de Mairena del Aljarafe - Sevilla
Portel Servicios Telemáticos, S.A. (SPAIN) (1)		49.00%	49.00%	3.01	0.66	—	0.09	1.35	E.M.	1.55
Systems engineering and telecommunications in port areas
Avda. de Partenón, 10 Campo de las Naciones - 28042 Madrid.
Instituto de Comunicaciones 7 (I7) (SPAIN)		40.00%	40.00%	0.08	0.02	—	—	0.03	E.M.	0.04
Provider of multimedia services
Cebrián, 3 - 35003 Las Palmas de Gran Canaria
Bitel Baleares Innovación Telemática, S.A. (SPAIN)		39.00%	39.00%	1.51	0.07	—	0.29	0.69	E.M.	0.73
Provision of services and systems engineering in the IT and communications fields
Paseo Marítimo, 38 A - 07005 Palma de Mallorca

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Tecnología e Ingeniería de Sist. y Servicios Avanzados de Telec., S.A. (TISSAT) (SPAIN) (2)		30.77%	30.77%	0.78	2.30	—	0.01	0.17	E.M.	0.95
Systems engineering and marketing of advanced services
Correos, 1 - 46002 Valencia
SEMCA (SPAIN)		16.00%	16.00%	0.75	(0.10)	—	(0.03)	0.12	I	0.12
Emergency telephone service in the Autonomous Community of Cantabria
Casimiro Sainz, 4 - Santander
ATENET (SPAIN)		8.68%	8.68%	0.33	(0.23)	—	—	0.12	I	0.12
Teaching via computer systems
C/ Jorge Juán, 32 - Madrid
Barcelona Emprend, S.A. (SPAIN)		6.92%	6.92%	6.50	(0.21)	—	(0.04)	0.45	I	0.45
Promotion of non-financial companies
C/ Llacuna, 162 - Barcelona
Foment Ciutat Vella, S.A. (SPAIN)		5.00%	5.00%	6.01	0.30	—	—	0.30	I	0.30
Performance of urban projects
C/ Pintor Fortuny, 17-19 - Barcelona
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN) (*) (**) (3)		100.00%	100.00%	2.77	12.44	—	(1.02)	12.47	F.C.	—
Promotion, marketing and distribution of telephone and telematic equipment and services
Plaza del Descubridor Diego de Ordás, 3 - 28003 Madrid
Telyco Marruecos, S.A. (MOROCCO) (3)		54.00%	54.00%	0.60	(0.03)	—	0.10	0.32	F.C.	—
Promotion, marketing and distribution of telephone services
Boulevard Abdelmoumen, 88 - Casablanca
Telefónica Telecomunicaciones Públicas, S.A. (SPAIN)(*) (**) (1)		100.00%	100.00%	1.20	73.73	—	4.93	64.12	F.C.	—
Installation of public telephones
Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid
Adquira Spain, S.A. (SPAIN) (2)		20.00%	20.00%	0.45	17.22	—	(4.73)	7.64	E.M.	1.64
Development of e-commerce platform
Pl. Pablo Ruíz Picaso, s/n. Edif. Torre Picaso - Madrid
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	22.60	I	22.60
Telefónica Cable, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	26.81	(23.76)	—	(5.11)	29.58	F.C.	—
Cable telecommunications services
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Cable Menorca, S.A. (SPAIN)(*) (**)		100.00%	100.00%	0.60	(0.13)	—	0.00	0.56	F.C.	—
Cable television systems and value-added services
Santiago Ramón y Cajal, 13 - Mahón - Menorca
Telefónica Cable Asturias, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	0.60	0.07	—	0.01	0.61	F.C.	—
Cable television systems and value-added services
Gral. Elorza, 8 - 33001 Oviedo

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Cable Galicia, S.A. (SPAIN) (**) (7)		85.00%	85.00%	0.60	0.09	—	0.01	0.53	F.C.	—
Cable television systems and value-added services
Ronda de Outerio, 1-3 - A Coruña
Telefónica Cable Valencia, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	0.06	0.56	—	0.00	1.16	F.C.	—
Cable television systems and value-added services
San Vicente, 148 - 46007 Valencia
Telefónica Cable Balears, S.A. (SPAIN)(*) (**) (7)		100.00%	100.00%	0.23	—	—	(0.00)	0.51	F.C.	—
Cable television systems and value-added services
Federico García Lorca, 2 - 07014 Palma de Mallorca
Telefónica Cable Extremadura, S.A. (SPAIN) (**) (7)		100.00%	100.00%	0.60	0.09	—	0.01	0.61	F.C.	—
Cable television systems and value-added services
Plza. de la Soledad, 2 -06001 Badajoz
Sociedad General de Cablevisión Canarias, S.A. (SPAIN) (**) (7)		100.00%	100.00%	1.23	(1.16)	—	(0.00)	1.17	F.C.	—
Cable television systems and value-added services
Alcalde Mandillo Tejera, 8 - 38007 Santa Cruz de Tenerife
Telefónica Media Internacional y de Contenidos USA, Inc. (USA)	100.00%		100.00%	17.89	(17.79)	—	0.36	0.33	F.C.	—
Operation of media services in USA
1221 Brickell Av. - Miami
Taetel, S.L. (SPAIN) (*) (**) (1)	100.00%		100.00%	28.25	10.40	—	0.70	28.25	F.C.	—
Acquisition, holding and disposal of shares and ownership interests in other companies
Beatríz de Bobadilla, 3 - 28040 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	16.93	—	—	(0.01)	16.93	F.C.	—
Holding and operation of aircraft and the lease thereof
Gran Vía, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	0.90	(0.35)	—	(2.26)	3.58	F.C.	—
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid
Telefónica Engenharia de Segurança (BRAZIL)		99.99%	99.99%	0.55	(0.17)	—	(0.26)	0.37	F.C.	—
Security services and systems
Rua Haddock Lobo, 337 2º andar, conjunto 21 - 01414-001 - Sao Paulo
Telefónica Ingeniería de Seguridad México, S.A. de C.V. (MEXICO)		65.00%	65.00%	0.52	(0.42)	—	(0.35)	0.34	F.C.	—
Security services and systems
Ciudad de México, Distrito Federal
Inmobiliaria Telefónica, S.L. (SPAIN) (*) (**) (1)	100.00%		100.00%	10.04	102.62	—	10.02	103.44	F.C.	—
Purchase, sale and lease of real estate
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	7.00	39.16	—	1.12	18.12	F.C.	—
Financial institution
Gran Vía, 28 - 28013 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3)		70.00%	70.00%	15.70	15.07	—	7.57	22.45	F.C.	—
Administration of pension funds
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. (SPAIN) (**)		100.00%	100.00%	1.50	—	—	0.21	1.50	F.C.	—
Administration and representation of collective investment institutions
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Fonditel Valores, Agencia de Valores, S.A. (SPAIN) (**)		100.00%	100.00%	3.00	—	—	(0.11)	3.00	F.C.	—
Investment services
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Catalana D'Iniciatives, C.R., S.A. (SPAIN)		5.99%	5.99%	30.86	17.49	—	2.78	3.77	I	3.77
Promotion of non-finance companies
Passeig de Gracia, 2 -2ºB - 08007 Barcelona.
Atento Servicios Corporativos, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	6.12	36.56	—	3.48	107.58	F.C.	—
Holding company
C/ Gran Vía, 28 - 28013 Madrid
Telepizza, S.A. (SPAIN)		4.89%	4.89%	N/D	N/D	N/D	N/D	102.02	I	102.02
Atento N.V. (NETHERLANDS) (1) (6)	91.35%		91.35%	0.12	14.75	—	(16.25)	302.71	F.C.	—
Provision of telecommunications services
Locatellikade, 1 - 1076 AZ Amsterdam
Procesos Operativos, S.A. (1)		100.00%	91.35%	0.06	0.31	—	0.80	0.76	F.C.	—
Provision of telematic services (telemarketing, help line and, in general, call-center activities)
Isla Sicilia, 3 - 28034 Madrid
Atento Holding, Inc. (USA) (1)		100.00%	91.35%	—	(47.47)	—	17.11	124.14	F.C.	—
Holding company
1013 Center Road, Wilmington - Delaware
Atento Teleservicios España, S.A. (SPAIN) (4)		100.00%	91.35%	1.38	38.33	(12.00)	(1.35)	22.64	F.C.	—
Provision of promotion, marketing and market research services relating to direct marketing
Santiago de Compostela, 94 -7ª - 28035 Madrid
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (4)		100.00%	91.35%	0.06	1.42	—	0.10	0.06	F.C.	—
Temporary employment agency
Príncipe de Vergara, 28 Madrid
Atento Servicios Técnicos y Consultoría, S.L.		100.00%	91.35%	0.01	—	—	0.15	0.01	F.C.	—
Study, development and performance of projects and system-related services
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Servicios Integrales de Asistencia y Atención, S.L.		100.00%	91.35%	0.01	—	—	(0.00)	0.01	F.C.	—
Management of specialized employment centers for disabled workers
Santiago de Compostela, 94 - 7ª - 28035 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Leader Line, S.A. (1)		100.00%	91.35%	0.37	1.55	—	1.84	—	F.C.	—
Telephone marketing activities and training in telesales techniques.
Almansa, 66 - 28039 Madrid
Atento Brasil, S.A. (BRAZIL) (1)		100.00%	91.35%	249.75	(176.95)	—	(7.04)	185.29	F.C.	—
Provision of call-center services
Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 Sao Paulo
Atento Puerto Rico, Inc. (PUERTO RICO) (1)		100.00%	91.35%	7.12	(5.99)	—	0.45	7.77	F.C.	—
Provision of call-center services
Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968
Atento Colombia, S.A. (COLOMBIA) (1)		35.84%	91.35%	1.55	1.87	—	0.78	7.60	F.C.	—
Provision of call-center services
Santa Fé de Bogotá
Atento Maroc, S.A. (MOROCCO) (1)		100.00%	91.35%	2.52	(0.23)	—	(1.17)	1.83	F.C.	—
Provision of call-center services
Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun - Casablanca
Atento Argentina, S.A. (ARGENTINA) (1)		0.47%	91.35%	18.05	(22.98)	—	1.84	18.96	F.C.	—
Provision of call-center services
Avda. de Mayo, 645 P.1º - Buenos Aires
Atento Uruguay, S.A. (URUGUAY)		100.00%	91.35%	0.26	(0.71)	—	(0.30)	0.69	F.C.	—
Provision of call-center services
Montevideo
Atento USA, Inc. (USA) (1)		100.00%	91.35%	—	(1.94)	—	(2.04)	18.47	F.C.	—
Provision of call-center services
1001 Brickell Bay Drive P. 32º-Miami - Florida 33131
Atento Colombia, S.A. (COLOMBIA) (1)		64.16%
Atento Venezuela, S.A. (VENEZUELA) (1)		100.00%	91.35%	11.19	(10.62)	—	1.34	8.30	F.C.	—
Provision of call-center services
Caracas
Atento Centroamérica, S.A. (GUATEMALA) (1)		100.00%	91.35%	15.95	(6.37)	—	(0.37)	11.57	F.C.	—
Provision of call-center services
14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel - Departamento de Guatemala
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		7.41%	91.35%	4.40	(3.54)	—	0.50	3.19	F.C.	—
Provision of call-center services
San Salvador
Atento de Guatemala, S.A. (GUATEMALA) (1)		100.00%	91.35%	19.40	(13.39)	—	(0.93)	14.43	F.C.	—
Provision of call-center services
Guatemala City

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		92.59%
Atento Guatemala Comercial, S.A. (GUATEMALA) (1)		99.98%	91.35%	0.01	0.10	—	(0.10)	0.01	F.C.	—
Provision of call-center services
Guatemala City
Atento Holding Chile, S.A. (CHILE) (1)		100.00%	91.35%	38.85	(9.24)	—	(0.18)	28.50	F.C.	—
Holding company
Ciudad y Comuna de Santiago
Atento Argentina, S.A. (ARGENTINA) (1)		99.53%
Atento Chile, S.A. (CHILE) (1)		70.00%	82.77%	21.72	(9.45)	—	1.44	14.00	F.C.	—
Provision of call-center services
Diagonal Paraguay, 386 - Santiago de Chile
Nexcom (CHILE) (1)		100.00%	63.95%	1.73	(0.90)	—	(0.12)	0.86	F.C.	—
Provision of call-center services
Santiago de Chile
Atento Educación, Ltda. (CHILE) (1)		100.00%	63.95%	0.01	0.01	—	0.05	0.01	F.C.	—
Provision of call-center services
Santiago de Chile
Atento Recursos, Ltda. (CHILE) (1)		100.00%	63.95%	0.01	(0.22)	—	(0.03)	0.01	F.C.	—
Provision of call-center services
Santiago de Chile
Atento Perú, S.A.C. (PERU) (1)		70.00%	99.15%	8.90	(7.42)	—	2.33	14.22	F.C.	—
Provision of call-center services
C/ Jiron Camaná, 654 - 01 Lima
Atento Italia, S.R.L. (ITALY) (5)		100.00%	91.35%	0.01	(2.23)	—	—	5.75	F.C.	—
Provision of call-center services
Via Lamaro, edif. D/2 - Roma
Atento Mexicana, S.A. de C.V. (MEXICO)		100.00%	91.35%	5.36	(4.24)	—	1.56	3.87	F.C.	—
Provision of call-center services
Mexico City
Atento Servicios, S.A. de C.V. (MEXICO)		100.00%	100.00%	0.02	(0.07)	—	0.06	0.01	F.C.	—
Provision of call-center services
Mexico City
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3)	100.00%		100.00%	6.01	48.90	—	6.26	6.01	F.C.	—
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Telefônica Pesquisa e Desenvolvimento (BRAZIL)		99.99%	99.99%	N/D	N/D	N/D	N/D	0.21	I	0.21
Telecommunications research activities and projects
Sao Paulo

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Communicapital Inversiones, S.A.U. (SPAIN) (1)	100.00%		100.00%	6.00	(73.19)	—	8.01	6.00	I	6.00
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	3.99	(0.29)	—	(0.04)	10.11	F.C.	—
Promotion of business initiatives and holding of marketable securities
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Cleon, S.A. (SPAIN) (3)		50.00%	50.00%	8.23	(0.68)	—	(0.03)	4.12	F.C.	—
Property development
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (3)	100.00%		100.00%	3.60	48.18	—	15.94	2.99	F.C.	—
Reinsurance
6D, route de Trèves, L-2633 Senningerberg, Luxembourg
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16.67%	83.33%	100.00%	0.36	1.28	—	2.23	0.36	F.C.	—
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid
Pléyade Perú Corredores de Seguros, S.A.C. (PERU)		99.93%	100.00%	0.01	0.02	—	—	0.01	F.C.	—
Insurance broker
Lima
Pléyade Argentina, S.A. (ARGENTINA)		99.80%	99.80%	0.01	0.14	—	0.06	0.01	F.C.	—
Insurance broker
Buenos Aires
TGP Brasil Corretora de Seguros e Resseguros, Ltda. (BRAZIL)		99.90%	99.90%	0.01	0.02	—	0.02	0.01	F.C.	—
Insurance broker
Rua do Livramento, 66 - Bloco A, 1º andar - 04008-030 - Sao Paulo
Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V., Ltda. (MEXICO)		99.50%	99.50%	0.02	(0.01)	—	0.10	0.02	F.C.	—
Insurance broker
San Pedro Garza García - Nuevo León
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (**) (3)	94.67%	5.33%	100.00%	204.33	(0.50)	—	7.96	216.48	F.C.	—
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid
Other holdings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	6.52	I	6.52
Zeleris Soluciones Integrales, S.L. (SPAIN) (*) (**) (3)	100.00%		100.00%	3.40	(1.27)	—	0.57	6.49	F.C.	—
Provision of mail, directory, and domestic and international parcel distribution services
Paseo de Graçia, 81 1º - Barcelona
Zeleris España, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	2.38	(0.77)	—	1.90	0.82	F.C.	—
Provision of mail, directory and parcel distribution services
C/ Gran Vía, 28 - 28013 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (3)	100.00%		100.00%	3.01	7.76	—	2.17	12.61	F.C.	—
Integrated cash management, counseling and financial support for Group companies
Gran Vía, 30 - 4ª Plta. - 28013 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100.00%		100.00%	0.42	(0.03)	—	(0.24)	0.43	F.C.	—
Integrated cash management, counseling and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico City
Venturini España, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	3.01	0.30	—	(0.37)	3.60	F.C.	—
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Venturini, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	0.18	0.03	—	(0.01)	0.21	F.C.	—
Direct marketing
Vía Augusta, 117, 2º 1ª - 08006 Barcelona
Telefónica Procesos y Tecnología de la Información, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	3.00	4.79	—	0.74	3.01	F.C.	—
Provision of IT related services
José Abascal, 4 - 28003 Madrid
Communicapital Gestión, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	0.06	(0.02)	—	—	0.06	F.C.	—
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS) (1)	100.00%		100.00%	0.05	4.74	—	1.18	0.05	F.C.	—
Fund raising in capital markets
Strawinskylaan 1259 , tower D, 12th floor 1077 XX - Amsterdam
Telefónica Finance USA, L.L.C. (U.S.A.)		0.01%	0.01%	2,000.00	0.47	(84.15)	83.69	0.01	F.C.	—
Financial intermediation
Corporation Trust Center, 1209 Orange street - Wilmington/New Castle County - Delaware
Telefónica Internacional USA Inc. (U.S.A.) (1)	100.00%		100.00%	0.50	(0.11)	—	0.22	0.01	F.C.	—
1221 Brickell Avenue suite 600 - 33131 Miami - Florida
Telefónica USA, Inc. (U.S.A.) (8)	100.00%		100.00%	0.01	N/D	N/D	N/D	0.01	I	0.01
E-commerce
1221 Brickell Avenue - Miami - Florida 33131
Telefónica B2B, Inc. (U.S.A.)	100.00%		100.00%	0.01	N/D	N/D	N/D	0.01	F.C.	—
B2B e-commerce
1001 Brickell Bay Drive - Miami, Florida 33131
Telefónica B2B Licencing, Inc. (U.S.A.) (1)	100.00%		100.00%	0.01	(2.42)	—	(6.45)	0.01	F.C.	—
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (1)	100.00%		100.00%	2.11	4.13	—	(4.09)	14.61	F.C.	—
Provision of management and administration services
Gran Vía, 28 - 28013 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (MEXICO) (1) (6)	99.99%	0.01%	100.00%	6.75	(3.32)	—	(0.37)	6.76	F.C.	—
Provision of management and administration services
Blvd. Díaz Ordaz Pte N 123 2º, Col. Santamaría - 6465 Monterrey
Telefónica Gestión de Servicios Compartidos El Salvador, S.A. (EL SALVADOR) (1)		99.20%	99.20%	0.02	0.01	—	—	0.02	F.C.	—
Provision of management and administration services
63 Avda. Sur y Alameda Roosevelt-Ctro F Gigante Torre B n 10, San Salvador
Telefónica Gestión de Servicios Compartidos Guatemala, S.A. de C.V. (GUATEMALA) (1)		100.00%	100.00%	0.01	0.01	—	0.02	0.01	F.C.	—
Provision of management and administration services
18 Calle 5-56, Zona 10, Edif, Unicentro Nivel 10, Guatemala
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (1)	99.99%		99.99%	8.45	(5.72)	—	0.69	5.00	F.C.	—
Provision of management and administration services
Rua Do Livramento, 66 Bolco Ibirapuera - Sao Paulo
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (1) (6)	99.99%	0.01%	100.00%	3.91	0.63	—	0.72	3.91	F.C.	—
Provision of management and administration services
Shell, 310 - Miraflores
Telefónica Centro de Cobros Perú, S.A.C. (PERU) (1)		100.00%	100.00%	0.01	0.28	—	0.27	0.53	F.C.	—
Provision of management and administration services
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (1)	99.99%		99.99%	0.01	(0.84)	—	0.28	0.01	F.C.	—
Provision of management and administration services
Tucuman 1, Piso 18 Ciudad de Buenos Aires
Emergia, S.A. (URUGUAY) (1) (6)	100.00%		100.00%	30.29	328.23	—	(94.11)	499.05	F.C.	—
Supplier of broadband communication services
Luis A. de Herrera, 1248 Piso 4 - Montevideo
Emergia Argentina, S.A. (ARGENTINA) (1)		99.99%	99.99%	12.74	0.66	—	(6.22)	7.19	F.C.	—
Provision of high bandwidth communications services
Paraguay, 1345 Piso 6 - Buenos Aires
Emergia Participacoes, Ltd. (BRAZIL) (1)		99.99%	99.99%	N/D	N/D	N/D	N/D	N/D	F.C.	—
Provision of high bandwidth communications services
Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista
Emergia Brasil, Ltd. (BRAZIL) (1)		99.99%	99.99%	58.38	(22.45)	—	(5.72)	30.22	F.C.	—
Provision of high bandwidth communications services
Av. Brigadeiro Faria Lima, 1188 Piso 8º - San Pablo
Emergia Chile, S.A. (CHILE) (1)		99.99%	99.99%	25.40	(6.93)	—	(3.33)	15.14	F.C.	—
Provision of high bandwidth communications services
Ricardo Lyon, 222 Piso 14 - Santiago de Chile
Emergia Perú, S.A.C. (PERU) (1)		99.99%	99.99%	15.77	0.54	—	(5.03)	11.28	F.C.	—
Provision of high bandwidth communications services
Av. de la Floresta, 497 Piso 5 - San Borga

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Emergia USA, Inc. (U.S.A.) (1)		100.00%	100.00%	25.94	(14.97)	—	(2.77)	8.20	F.C.	—
Provision of high bandwidth communications services
1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)
Emergia Guatemala, S.A. (GUATEMALA) (1)		99.99%	99.99%	22.49	(6.23)	—	(3.64)	12.62	F.C.	—
Provision of high bandwidth communications services
Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Guatemala City
Emergia Puerto Rico, Inc. (PUERTO RICO) (1)		100.00%	100.00%	4.00	(1.72)	—	(1.83)	0.45	F.C.	—
Provision of high bandwidth communications services
Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo
Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (6)	99.88%	0.12%	100.00%	7,381.66	(1,310.65)	—	404.02	8,141.40	F.C.	—
Investment in the telecommunications industry abroad C/ Gran Vía, 28 - 28013 Madrid
Sao Paulo Telecomunicaçoes Holding, Ltda. (BRAZIL) (1)		100.00%	100.00%	1,251.17	5.43	(28.07)	59.01	2,882.52	F.C.	—
Holding company
Sao Paulo
Telecomunicaçoes de Sao Paulo, S.A. - TELESP (BRAZIL) (1)		87.49%	87.49%	1,638.23	2,305.58	(1,041.35)	459.76	4,535.10	F.C.	—
Wireline telephony operator in Sao Paulo
Sao Paulo
Telefónica Finance Limited (ISLE OF MAN) (1)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F.C.	—
Finance
Telefónica del Perú Holding, S.A. (PERU) (1) (5)		100.00%	100.00%	1,393.51	(262.90)	—	(0.09)	N/D	F.C.	—
Holding company
Telefónica del Perú, S.A.A. (PERU) (1)		97.07%	97.21%	675.08	111.88	(37.93)	5.61	750.89	F.C.	—
Operator of local, long distance and international telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz - Lima
Atento Perú, S.A.C. (PERU)		30.00%
Telefonica International Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	434.20	100.88	—	16.03	N/D	F.C.	—
Holding company
Telefónica Chile Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	25.62	75.23	—	(0.01)	N/D	F.C.	—
Holding company
Telefónica Internacional de Chile, S.A. (CHILE) (1)		100.00%	100.00%	12.49	771.42	—	6.10	N/D	F.C.	—
Holding company
Compañía de Telecomunicaciones de Chile, S.A. (C.T.C.), (CHILE) (1)		43.64%	43.64%	1,098.84	602.37	—	15.10	N/D	F.C.	—
Operator of telecommunications services in Chile
Avenida Providencia, 111 piso 29 Santiago de Chile

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Telefónica Gestión de Servicios Compartidos Chile, S.A. (CHILE)		99.90%	43.60%	N/D	N/D	N/D	N/D	N/D	F.C.	—
Provision of management and administration services
Impresora y Comercial Publiguías, S.A. (CHILE) (1)		9.00%
Atento Chile, S.A. (CHILE) (1) (6)		30.00%
Compañía Internacional de Telecomunicaciones, S.A. (ARGENTINA) (1)		99.98%	99.98%	143.39	(4.32)	—	83.33	372.57	F.C.	—
Holding company
Tucumán, 1 P-18 Buenos Aires
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1)		99.96%	99.96%	109.37	(394.07)	—	65.28	998.90	F.C.	—
Holding company
Tucumán, 1 P-17 Buenos Aires
Telefónica de Argentina, S.A. (ARGENTINA) (1)		98.03%	98.03%	471.84	157.03	—	121.83	866.22	F.C.	—
Provision of telecommunications services
Presidente Perón, 949 - piso 7 - 1038 Buenos Aires
Telefónica Venezuela Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	0.01	48.76	—	(38.05)	—	F.C.	—
Holding company
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (VENEZUELA) (1)		6.92%	6.92%	1,922.27	(4.53)	(31.24)	41.50	N/D	E.M.	89.39
Provision of telecommunications services
Avenida Libertador, Centro Nacional de Telecomunicaciones, Piso 1 - 1226 Caracas
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98.00%	98.00%	88.54	(34.29)	—	(7.14)	N/D	F.C.	—
Telecommunications operator
Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo - Puerto Rico
Infonet Services Corporation (U.S.A.) (1)		14.53%	14.53%	999.38	(313.51)	—	(15.23)	N/D	E.M.	97.69
Telecommunications operator
2100 East. Crand Avenue. El Segundo, California 90245 - 1022 USA
Telefónica Móviles, S.A. (*) (**) (SPAIN)		21.43%
Fandem, Ltd. (IRELAND) (1)		100.00%	100.00%	1.00	N/D	—	N/D	N/D	I	0.08
Holding company
2 Harbour Master Place, Custom House Dock - Dublin
Communication Technology, Inc. (U.S.A.) (4)		100.00%	100.00%	—	(1.32)	—	(4.67)	18.66	F.C.	—
Provider of long distance telecommunications services
Delaware
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E.M.	17.76
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	I	33.79
Telefónica Móviles, S.A. (SPAIN) (*) (**) (1) (6)	71.01%	21.43%	92.44%	2,165.28	267.32	—	1,607.84	3,045.00	F.C.	—
Holding company
Goya, 24 - 28001 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	IINTERM DIVIDEND	INCOME (L0SS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Brasilcel, N.V. (NETHERLANDS) (1)		50.00%	46.22%	0.10	3,796.44	—	1.08	1,899.42	P.C.	—
Joint Venture
Strawinskylaan 3105 - 1077ZX - Amsterdam
Tagilo Participaçoes, S.A. (BRAZIL) (1)		50.00%	46.22%	96.53	5.51	(1.24)	4.25	—	P.C.	—
Ownership of intellectual property
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Sudestecel Participaçoes, S.A. (BRAZIL) (1)		44.75%	41.37%	369.93	0.29	(7.01)	10.54	—	P.C.	—
Holding company
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Tele Sudeste Celular Participaçoes, S.A. (BRAZIL) (1)		41.94%	38.77%	213.44	277.13	(11.95)	45.43	—	P.C.	—
Holding company
Prai de Botafogo 501,20 andar, parte bela Vista, Sao Paulo
Telerj Celular, S.A. (BRAZIL) (1)		41.94%	38.77%	273.08	131.21	—	33.46	—	P.C.	—
Provision of wireless communications services
Praia de Botafogo, 501-5º a 8º Andares, Botafogo - Rio de Janeiro
Telest Celular, S.A. (BRAZIL) (1)		41.94%	38.77%	41.64	18.67	—	12.33	—	P.C.	—
Provision of wireless communications services
Avda. Nossa Senhora da Penha, 275 - Praia de Santa Elena, Vitoria - Espiritu Santo
Portelcom Fixa, S.A.		50.00%	46.22%	40.26	(0.94)	—	3.41	—	P.C.	—
Holding company
Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo
Telefónica Brasil Sul Celular Participaçoes, S.A. (BRAZIL) (1)		49.25%	45.53%	160.37	3.57	(5.17)	14.03	0.53	I	0.53
Holding company
Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
Celular CRT Participaçoes, S.A. (BRAZIL) (1)		25.08%	23.18%	43.27	180.82	(15.07)	55.64	—	P.C.	—
Holding company
Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Celular CRT, S.A. (BRAZIL) (1)		25.08%	23.18%	138.08	67.93	—	55.53	—	P.C.	—
Provision of wireless communications services
Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Iberoleste Participaçoes, S.A. (BRAZIL) (1)		50.00%	46.22%	130.85	(9.75)	—	(3.55)	—	P.C.	—
Holding company
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Tele Leste Celular Participaçoes, S.A. (BRAZIL) (1)		13.85%	12.80%	83.69	37.71	—	(12.08)	—	P.C.	—
Holding company
Rua Silveria Martins, n 1036, Cabula, Salvador- Bahia
Telebahía Celular, S.A. (BRAZIL) (1)		13.85%	12.80%	98.06	10.16	—	(11.88)	—	P.C.	—
Provision of wireless communications services
Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Telergipe Celular, S.A. (BRAZIL) (1)		13.85%	12.80%	9.50	1.64	—	(0.49)	—	P.C.	—
Provision of wireless communications services
Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe
Intertelecom, Ltda. (BRAZIL)		49.99%	46.21%	141.26	(20.81)	—	(5.78)	—	P.C.	—
Holding company
Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Ptelecom Brasil, S.A. (BRAZIL)		49.99%	46.21%	609.56	(398.45)	—	(9.08)	—	P.C.	—
Holding company
Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Portelcom Participaçoes, S.A. (BRAZIL)		50.00%	46.22%	970.42	(125.65)	—	(40.44)	—	P.C.	—
Holding company
Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo
Telesp Celular Participaçoes, S.A. (BRAZIL)		32.56%	30.10%	1,198.57	(93.25)	—	(188.58)	—	P.C.	—
Holding company
Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Telesp Celular, S.A. (BRAZIL)		32.56%	30.10%	515.15	155.78	—	143.36	—	P.C.	—
Holding company
Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Global Telcom Telecom, S.A. (BRAZIL)		32.56%	30.10%	973.17	(582.74)	—	(126.24)	—	P.C.	—
Wireless operator
Av. Higienópolis, nº 1635, Curitiba, Parana
Tele Centro Oeste Celular Participações, S.A. (BRAZIL)		9.40%	8.69%	156.23	215.89	—	83.43	—	P.C.	—
Holding company and telecommunications services
Sector Comercial Sul, Quadra 2, Bloco C, nº 226, Edif Telebrasilía Celular, 7 andar, Brasilia
Telegoiás Celular, S.A. (BRAZIL)		9.13%	8.44%	56.32	60.62	—	27.47	—	P.C.	—
Wireless operator
Rua 136-C, Quadra GF-44, nº 150, Setor Sul Goiania, Goias
Telemat Celular, S.A. (BRAZIL)		9.20%	8.50%	31.06	36.03	—	16.64	—	P.C.	—
Wireless operator
Av. Getúlio Vargas, nº 1,300, Centro, Cuibá, Matogrosso
Telems Celular, S.A. (BRAZIL)		9.26%	8.56%	27.20	26.34	—	11.69	—	P.C.	—
Wireless operator
Av. Alfonso Pena, nº 2,386, Ed Dolor de Andrade, Campo Grrande, Matogrosso Do Sul
Teleron Celular, S.A. (BRAZIL)		9.14%	8.45%	8.76	7.46	—	4.20	—	P.C.	—
Wireless operator
Av. Getúlio Vargas, 1941, Porto Velho, Rondonia
Teacre Celular, S.A. (BRAZIL)		9.24%	8.55%	4.01	4.80	—	2.14	—	P.C.	—
Wireless operator
Rua Minas Gerais, nº 64, Ivete Vargas, Rio Branco-Acre

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Norte Brasil Telecom, S.A. (BRAZIL)		9.40%	8.69%	49.33	4.61	—	4.08	—	P.C.	—
Wireless operator
Travessa Padre Eutíquio, nº 1,226, Barrio Batista Campos, Belém, Para
Tele Centro Oeste IP, S.A. (BRAZIL)		9.40%	8.69%	0.27	(0.68)	—	(0.99)	—	P.C.	—
Wireless operator
AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR) (3)		100.00%	92.44%	124.56	(3.67)	—	(1.31)	136.64	F.C.	—
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (3)		90.30%	83.47%	94.18	(62.50)	—	(11.88)	101.23	F.C.	—
Provision of wireless and international long distance communications services
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
TCG Holdings, S.A. (GUATEMALA) (1)		100.00%	92.44%	206.68	(0.92)	—	(0.40)	238.54	F.C.	—
Holding company
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telefónica Centroamérica Guatemala, S.A. (GUATEMALA) (1)		100.00%	92.44%	201.36	(91.81)	—	(21.83)	201.35	F.C.	—
Provision of wireless, wireline and radio paging communications services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telescucha, S.A. (GUATEMALA) (1)		100.00%	92.44%	2.49	(1.54)	—	(0.13)	2.49	F.C.	—
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Infraestructura Internacional, S.A. (GUATEMALA)		70.00%	64.71%	0.43	(0.11)	—	(0.04)	0.30	F.C.	—
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)		100.00%	92.44%	423.34	(2,868.33)	—	1,856.63	933.21	F.C.	—
Provision of wireless communications services
Plaza de la Independencia, 6 - Pta. 5 - 28001 MADRID
Spiral Investment, B.V. (NETHERLANDS) (1)		100.00%	92.44%	38.54	(132.39)	—	0.25	42.69	F.C.	—
Strawinskylaan 3105 - 1077ZX - Amsterdam										—
3G Mobile AG (SWITZERLAND) (9)		100.00%	92.44%	35.37	(73.99)	—	(4.06)	90.87	F.C.	—
MobiPay España, S.A. (SPAIN)		13.33%	12.32%	15.05	—	—	(5.75)	3.24	E.M.	1.24
Provision of payment services through wireless telephony
Avda. Europa, 20 - Alcobendas - Madrid
Mediaways UK (U.K.)		100.00%	92.44%	—	—	—	—	—	I	—
Solivella Investment, B.V. (NETHERLANDS) (1)		100.00%	92.44%	880.70	(1,497.29)	—	(55.93)	891.79	F.C.	—
Strawinskylaan 3105 - 1077ZX - Amsterdam
Ipse 2000, S.p.A. (ITALY)		45.59%	42.14%	2,150.00	303.87	—	(2,280.13)	1,218.15	E.M.	79.22
Installation and operation of third-generation wireless communications systems
Piazza dei Capprettari, 70 - Rome

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Group 3G UMTS Holding, GmbH (GERMANY) (1)		57.20%	52.87%	250.03	(10,157.74)	—	0.09	5,540.06	F.C.	—
Network development and provision of third-generation telecommunications services
Lilienthalallee, 40 - Munich
Quam, GmbH (GERMANY) (1)		57.20%	52.87%	250.03	(250.03)	—	(41.49)	—	F.C.	—
Provision of UMTS services
Munich
Opco Mobile Services GmbH (GERMANY) (1)		57.20%	52.87%	0.05	—	—	—	—	F.C.	—
Provision of UMTS services
Munich
Médi Telecom, S.A. (MOROCCO)		32.18%	29.75%	796.97	(551.75)	—	(123.79)	274.65	E.M.	38.62
Provision of wireless communications services
Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca
Telefónica Móviles Interacciona, S.A. (SPAIN) (1)		100.00%	92.44%	4.00	(56.57)	—	(22.84)	—	F.C.	—
Engineering consultancy services in wireless environments.
Gran Vía, 28 - 28013 Madrid
Terra Mobile Brasil, Ltd. (BRAZIL) (1)		100.00%	92.44%	5.60	(5.61)	—	0.03	7.51	F.C.	—
I.O.Box Deutschland, GmbH (GERMANY) (1)		100.00%	92.44%	0.03	(0.19)	—	0.18	5.86	F.C.	—
Gruppo 3G, SRL (ITALY)		100.00%	92.44%	0.07	(0.01)	—	—	0.10	I	0.10
Via Lepetit, 4 - Milan
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN)		38.50%	35.59%	13.22	(0.98)	—	(5.30)	5.09	I	5.09
Research, development and commercial operation of wireless services and applications
Avda. Diagonal, 640 - Barcelona
Main Instituto Superior de Tecnología y Empresa, S.L. (SPAIN)		20.00%	18.49%	0.75	(0.74)	—	(0.04)	0.15	I	0.15
Teaching relating to new corporate technologies
Españoleto, 19 - Madrid
Simpay, Ltd. (U.K.)		25.00%	23.11%	—	—	—	—	—	I	—
Wireless means of payment
62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (SPAIN)		100.00%	92.44%	—	—	—	—	—	I	—
Holding company
José Abascal - Madrid
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)		100.00%	92.44%	0.60	0.01	—	(0.10)	0.64	F.C.	—
Ownership of wireless operators in Puerto Rico
Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo
Telefónica Móviles USA, Inc. (U.S.A.)		100.00%	92.44%	—	(0.92)	—	(0.08)	0.75	F.C.	—
Telecommunications consultancy services
1221 Brickell Avenue - Miami - Florida

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
TELCA Gestión, S.A. de C.V. (EL SALVADOR)		100.00%	92.44%	0.02	—	—	—	0.02	I	0.02
Management of and counseling on telecommunications services
63 Avda. Sur y Alameda Roosevelt, Torre B nivel 10 - San Salvador
MobiPay Internacional, S.A. (SPAIN)		36.05%	33.32%	32.26	(12.62)	—	(7.90)	12.17	E.M.	4.23
Provision of payment services through wireless telephony
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1)		97.97%	90.56%	184.00	20.16	—	14.68	254.46	F.C.	—
Holding company
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles, S.A.C. (PERU) (1)		97.97%	90.56%	196.25	8.13	—	14.78	—	F.C.	—
Provision of wireless communications services
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)		97.93%	90.53%	141.15	(674.64)	—	56.97	495.79	F.C.	—
Holding company
Ing Huergo 723, piso 17 - Buenos Aires
Telefónica Comunicaciones Personales, S.A. (ARGENTINA) (1)		97.93%	90.53%	144.58	(677.71)	—	57.04	—	F.C.	—
Provision of wireless communications services
Ing Huergo 723, piso 17 - Buenos Aires
Radio Servicios, S.A. (ARGENTINA) (7)		97.92%	90.52%	0.27	(0.31)	—	—	—	I	(0.05)
Inactive company
Ing Huergo 723, piso 17 - Buenos Aires
Radio Móvil Digital Argentina, S.A. (ARGENTINA) (5)		97.92%	90.52%	1.69	(3.21)	—	(0.11)	—	I	(1.62)
Telecommunications under SRCE license (trunking)
Ing Huergo 723, piso 17 - Buenos Aires
Telefónica de Centroamérica, S.L. (SPAIN)) (1) (7)		100.00%	92.44%	0.50	0.01	—	(0.13)	1.33	I	1.33
Inactive company
Gran Vía, n_ 28, Madrid
Telefónica Móviles Holding Uruguay, S.A. (URUGUAY) (7)		100.00%	92.44%	0.02	(0.01)	—	—	0.05	I	0.05
Inactive company
Plza de la Independencia 8, planta baja, Montevideo
Telefónica Móviles Uruguay, S.A. (URUGUAY) (7)		100.00%	92.44%	0.02	(0.01)	—	—	—	I	—
Inactive company
Plza de la Independencia 8, planta baja, Montevideo
Paging de Centroamérica, S.A. (GUATEMALA)		100.00%	92.44%	—	—	—	—	—	I	—
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telefónica Soporte y Tecnología, S.A. (GUATEMALA)		99.99%	92.43%	—	—	—	—	—	I	—
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	1,483.31	(131.22)	—	(530.03)	998.99	F.C.	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	0.05	2.11	—	4.55	—	F.C.	—
Promotion, formation, organization, exploitation, operation and ownership of companies’ capital stock.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	99.76	5.27	—	(20.97)	—	F.C.	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Baja Celular Servicios Corporativos, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	0.00	0.52	—	(0.05)	—	F.C.	—
Promotion, organization and administration of all manner of civil or mercantile companies
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Tamcel, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	40.24	(6.54)	—	(12.52)	—	F.C.	—
Holding company										—
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Movitel de Noroeste, S.A. de C.V. (MEXICO) (1)		82.80%	76.54%	14.45	14.09	—	(15.41)	—	F.C.	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Movicelular, S.A. de C.V. (MEXICO) (1)		82.80%	76.54%	—	(0.22)	—	0.01	—	F.C.	—
Technical, administrative, consultancy, advisory and supervision services.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Moviservicios, S.A. de C.V. (MEXICO) (1)		82.80%	76.54%	—	0.43	—	0.10	—	F.C.	—
Technical, administrative, consultancy, advisory and supervision services.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Corporativo Integral Comunicación, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	7.04	(7.67)	—	(4.87)	—	F.C.	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telefonía Celular del Norte, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	25.63	(44.43)	—	(23.22)	—	F.C.	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Todo para Celulares, S.A. de C.V. ( MEXICO) (1)		92.00%	85.04%	—	0.07	—	(0.03)	—	F.C.	—
Manufacture, distribution and marketing of wireless handsets and their accessories
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Grupo Corporativo del Norte, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	5.27	(5.07)	—	(15.63)	—	F.C.	—
Acquisition, disposal and custodianship of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Celular de Telefonía, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	12.39	10.83	—	(59.72)	—	F.C.	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Soluciones Celulares, S.A. de C.V. ( MEXICO) (1)		92.00%	85.04%	1.86	(0.49)	—	(0.04)	—	F.C.	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Enlaces del Norte, S.A. de C.V. (MEXICO) (1)		87.31%	80.71%	0.04	1.97	—	0.72	—	F.C.	—
Acquisition, disposal and custodianship of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (MEXICO) (1)		89.61%	82.83%	0.01	11.00	—	2.46	—	F.C.	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	743.70	(886.80)	—	(326.57)	—	F.C.	—
Installation, maintenance and operation of public or private telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	589.38	(821.26)	—	(304.63)	—	F.C.	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso PCS, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	10.57	(30.99)	—	(21.15)	—	F.C.	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	2.32	(2.08)	—	0.91	—	F.C.	—
Technical professional services for the development of public telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Finanzas, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	—	—	—	—	—	F.C.	—
Obtaining financing and loans and granting loans to commercial partners.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Finco I, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	—	—	—	—	—	F.C.	—
Operation of public telecommunications networks and bands of frequencies
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Activos Para Telecomunicación, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	—	—	—	—	—	F.C.	—
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telecomunicaciones Punto a Punto México, S.A. de C.V. (MEXICO) (1)		92.00%	85.04%	—	—	—	—	—	F.C.	—
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telefónica Móviles Soluciones y Aplicaciones, S.A. (1)		100.00%	92.44%	9.16	0.53	—	1.33	9.50	F.C.	—
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	1.84	I	1.83

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Terra Networks, S.A. (SPAIN) (1) (6)	71.97%	3.32%	75.29%	1,202.94	1,690.31	—	(172.71)	3,755.96	F.C.	—
Provision and operation of telecommunications services
Nicaragua, 54 - 08029 Barcelona
Terra Lycos, S.A. (SPAIN)		100.00%	75.29%	0.06	(0.01)	—	—	0.06	F.C.	—
Internet services provider
Paseo de la Castellana, 92 - 28046 Madrid
Terra Lycos Holding, B.V. (NETHERLANDS)		100.00%	75.29%	0.02	—	—	—	0.02	I	0.02
Marketing of software licenses
Koningslaan, 34. 1075 AD Amsterdam
Terra Lycos Intangibles, S.A. (SPAIN) (1)		100.00%	75.29%	0.66	13.42	—	(0.12)	19.29	F.C.	—
Internet services provider
Paseo de la Castellana, 92 - 28046 Madrid
Lycos, Inc. and subsidiaries (U.S.A.) (1) (6)		100.00%	75.29%	1.37	500.60	—	(75.59)	2,799.66	F.C.	—
Internet portal
100 Fifth Avenue, Waltham, Massachusetts
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	63.18	E.M.	63.18
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	64.11	I	64.11
Terra Networks USA, Inc. and subsidiaries (U.S.A.) (6)		100.00%	75.29%	N/D	N/D	N/D	N/A	67.47	F.C.	—
Internet portal
1201 Brickell Avenue, Suite 700, Miami - Florida 33131
Deremate.com, Inc. (USA)		29.50%	22.21%	N/D	—	—	—	3.98	I	3.98
Internet content and e-commerce
1018 Centre Road, Wilmington - Delaware
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)		100.00%	75.29%	0.01	—	—	—	10.08	F.C.	—
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Corporation Real Time Team, S.L. (SPAIN)		100.00%	75.29%	0.02	N/D	—	N/D	12.40	F.C.	—
Design, advertising and consulting on the Internet
Claudio Coello, 32, 1º ext. - Madrid
UNO-E Bank, S.A. (SPAIN)		33.00%	24.85%	80.32	36.21	—	(5.07)	189.83	I	189.83
On-line banking
Julián Camarillo, 4 Edificio C, 28037 - Madrid
Terra Networks Asociadas, S.L. (SPAIN)		100.00%	75.29%	6.11	6.08	—	(14.52)	61.12	F.C.	—
Portfolio company
Paseo de la Castellana, 92 - 28046 Madrid
Maptel Networks, S.A.U. (SPAIN) (1)		100.00%	75.29%	1.50	(0.68)	—	(0.80)	1.37	F.C.	—
Design of digital cartography
Plaza Santa María Soledad Torres Acosta, 1 5º - 28004 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Ifigenia Plus, S.L. (SPAIN) (1)		100.00%	75.29%	0.14	(1.00)	—	(0.52)	10.11	F.C.	—
Education and cultural portal
Plaza Alonso Martínez, 3-28004 Madrid
Educaterra, S.L. (SPAIN) (1)		100.00%	75.29%	0.06	(2.19)	—	(1.29)	0.06	F.C.	—
Vertical education Internet portal
Vía de Dos Castillas, 33-Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón-28224 Madrid
Emplaza, S.A. (SPAIN) (5)		80.00%	60.23%	1.20	(2.15)	—	0.95	6.37	I	—
Intranet development portal
Centro Europa Empresarial, Rozabella 8, 28230 Las Rozas, Madrid
Azeler Automoción, S.A. (SPAIN) (6)		50.00%	37.65%	1.80	0.47	—	(1.09)	5.22	E.M.	0.59
Motoring portal
Vía de Dos Castillas, 33-Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón-28224 Madrid
Red Universal de Marketing y Bookings Online, S.A. (SPAIN) (6)		50.00%	37.65%	9.00	(9.48)	—	(5.89)	7.50	E.M.	—
Travel booking portal
Proción 1 y 3 La Florida-28023 Madrid
Inversis Networks, S.A. (SPAIN)		9.13%	6.87%	69.05	(10.02)	—	(25.95)	10.09	I	10.09
Telematic and computer systems and applications
C/ Arrastacía, 13 . Polígono de las Mercedes-Madrid
A Tu Hora, S.A. (SPAIN)		50.00%	37.65%	7.18	(3.37)	—	(0.13)	6.59	E.M.	0.00
E-commerce
Isla Graciosa, 7-San Sebastián de los Reyes-28700 Madrid
One Travel.com, Inc. (USA) (1) (6)		54.15%	40.77%	0.01	8.05	—	(1.48)	29.64	F.C.	—
Travel booking portal
258 Main Street, 3rd floor-East Greenville
11th Hour Vacations, Inc. (USA)		100.00%	75.29%	N/D	N/D	—	N/D	—	F.C.	—
Travel booking portal
15 Century Drive, Greenville-South Carolina
Iniciativas Residenciales en Internet, S.A. (ATREA) (SPAIN)		50.00%	37.65%	1.42	2.38	—	(2.02)	3.85	E.M.	0.89
Real esate portal
Pº de Recoletos, 10 Ala Norte 1ª pta.-28001 Madrid
Terra Networks España, S.A. (SPAIN) (4)		100.00%	75.29%	8.12	(404.63)	—	(4.90)	76.47	F.C.	—
ISP and portal
Vía Dos Castillas, 33-Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón-28224 Madrid
Ordenamiento de Links Especializados, S.L. (SPAIN)		100.00%	75.29%	6.00	(7.92)	—	(0.03)	18.03	F.C.	—
Internet browser
Nicaragua, 54-Barcelona
OLE de Contenidos Interactivos, S.A. (SPAIN) (5)		100.00%	75.29%	0.09	(0.08)	—	—	6.01	F.C.	—
Gathering, preparation and dissemination of information of all kinds
Paseo de la Castellana, 210-28046 Madrid

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
ADQ Advertising Quality, S.L. (SPAIN) (5)		100.00%	75.29%	0.01	—	—	—	0.01	I	0.01
Computerized advertising services
Paseo de la Castellana, 210 - 28046 Madrid
Terra Networks LATAM E.T.V.E., S.L. (SPAIN) (1)		100.00%	75.29%	57.10	102.17	—	(48.79)	537.17	F.C.	—
Foreign securities holding and management
Paseo de la Castellana, 92 - 28046 Madrid
Terra Networks Venezuela, S.A. (VENEZUELA) (1)		100.00%	75.29%	1.37	(1.56)	—	(1.32)	20.62	F.C.	—
ISP and portal
Avda. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes - Caracas
Terra Networks Perú, S.A. (PERU) (1)		99.99%	75.28%	2.54	3.02	—	(2.08)	52.80	F.C.	—
ISP and portal
Los Sauces, 374 - Torre Roja - San Isidro - Lima
Terra Networks Mexico Holding, S.A. de C.V. (MEXICO) (1) (6)		100.00%	75.29%	91.20	(81.33)	—	(29.60)	355.46	F.C.	—
Portfolio company
Antonio L. Rodríguez 1884, Monterrey - Nuevo León
Terra Networks Mexico, S.A. de C.V. (MEXICO) (1)		99.99%	75.28%	3.19	20.12	—	(28.44)	(0.93)	F.C.	—
ISP and portal
Col. Santa María Monterrey, Ciudad de Monterrey - Nuevo Leon
Telefónica Interactiva Brasil, Ltda. (BRAZIL) (1) (6)		99.99%	75.28%	534.51	(429.10)	—	(6.08)	359.66	F.C.	—
Portfolio company
Rua de Consolaçao, 247, 6º - Sao Paulo
Terra Networks Brasil, S.A. and subsidiaries (BRAZIL) (1) (6)		100.00%	75.29%	246.37	(213.01)	—	(7.55)	266.43	F.C.	—
ISP and portal
Rua General Joao Manoel, 90 - Porto Alegre - Rio Grande do Sul - Brasil
Terra Networks Chile Holding Limitada (CHILE) (1) (6)		99.99%	75.28%	95.18	(57.42)	—	(7.14)	95.18	F.C.	—
Portfolio company
Avda. Vitacura, 2736 - Santiago de Santiago
Terra Networks Chile, S.A. (CHILE) (1)		100.00%	75.28%	39.08	(33.64)	—	(3.05)	69.90	F.C.	—
ISP and portal
Avda. Vitacura, 2736 - Santiago de Santiago
Terra Networks Guatemala, S.A. (GUATEMALA) (1)		100.00%	75.29%	12.22	(9.02)	—	(2.33)	16.36	F.C.	—
ISP and portal
Diagonal, 6 Edificio Las Margaritas II - Guatemala City
Terra Networks El Salvador, S.A. de C.V. (EL SALVADOR) (1)		99.99%	75.28%	1.69	N/D	—	N/D	N/D	F.C.	—
Internet portal
63 Ave. Sur y Alameda Roosvelt, Centro Fin. Gigante Torre de San Salvador
Terra Networks Honduras, S.A. (HONDURAS)		99.99%	75.28%	0.03	N/D	N/ D	N/D	N/D	F.C.	—
Internet portal
14 Av. Circunvalación N.O. San Pedro Sula-Cortez

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Terra Networks Costa Rica, S.A. (COSTA RICA) (3)		99.99%	75.28%	0.21	N/D	N/D	N/D	N/D	F.C.	—
Internet portal
Escurridabat, Edificio Domus Plaza, 2ª Planta Oficina 2 - San José
Terra Networks Nicaragua, S.A. (NICARAGUA)		99.99%	75.28%	—	N/D	N/D	N/D	N/D	F.C.	—
Internet portal
Terra Networks Panamá, S.A. (PANAMA)		99.99%	75.28%	—	N/D	N/D	N/D	N/D	F.C.	—
Internet portal
Harry Eno y Piloto, Posada Edificio El Educador - Coopeduc - Bethania
Terra Networks Caribe, S.A. (DOMINICAN REPUBLIC) (4)		99.98%	75.28%	1.29	(1.26)	—	(0.28)	—	F.C.	—
Internet portal
Avda. Winston Churchill, Pza. Fernández II, Local 18 B - Ensanche Paraíso - Santo Domingo
Terra Networks Argentina, S.A. (ARGENTINA) (1)		99.99%	75.29%	47.53	(45.70)	—	(2.03)	49.71	F.C.	—
ISP and portal
Avda. Leandro N. Alem., 712 Piso 11 - Buenos Aires
Terra Networks Maroc, S.A.R.L. (MOROCCO)		100.00%	75.29%	0.06	N/D	—	N/D	0.03	I	0.03
Inactive company
332 Boulevard Brahim Roudani - Casablanca
Terra Networks Colombia Holding, S.A. (COLOMBIA) (1) (6)		100.00%	75.29%	(4.69)	—	(4.98)	(3.21)	40.78	F.C.	—
Portfolio company
Avda. 100 nº 7-33 Torre 11 Of.301 - Santa Fé de Bogotá
Terra Networks Colombia, S.A. (La Ciudad.com) (COLOMBIA) (1)		68.00%	51.20%	2.06	(1.25)	—	(1.68)	11.16	F.C.	—
Internet portal
Avda. 100 nº 7-33 Torre 11 Of.301, Santa Fé de Bogotá
Terra Networks Serviços de Acceso a Internet e Trading, Ltd. (PORTUGAL)		100.00%	75.29%	0.01	N/D	—	N/D	0.01	I	0.01
Inactive company
Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.76%	93.76%	40.00	1.00	—	0.80	21.97	F.C.	—
Holder of 5,225,000 Portugal Telecom, S.A. shares
Strawinskylaan 1725, 1077 XX Amsterdam
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (1)	50.00%		50.00%	5.11	1.68	—	2.77	2.64	E.M.	4.80
Loans and credits (consumer and mortgage loans and commercial transactions)
Pedro Teixeira, 8 - 28020 Madrid
Torre de Collçerola, S.A. (SPAIN) (2)	42.00%		42.00%	12.02	0.56	—	—	5.08	E.M.	5.28
Operation of a telecommunications mast and technical assistance and consulting services
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (1)	40.00%	10.00%	50.00%	2.41	(0.78)	(0.23)	0.74	1.45	E.M.	0.95
Development of factoring business
Avda. Paulista, 1106
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (1) (6)	1.13%		1.13%	1,565.97	6,936.51	(862.88)	1,460.34	555.63	E.M.	555.63
Banking
Plaza de San Nicolás, 4 - 48013 Bilbao (Vizcaya)

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Publicidad e Información, S.A. (SPAIN) (2) (6)	59.90%		59.90%	18.41	102.45	—	90.06	4.06	F.C.	—
Publishing of directories and advertising in all types of media
Avda. de Manoteras, 12 - 28050 MADRID
Compañía Española de Redes y Nuevos Entornos Tecnológicos, S.L. (SPAIN) (2)		100.00%	59.90%	0.06	0.18	—	(0.18)	0.64	F.C.	—
Construction and refurbishment of buildings. Refurbishments in general.
Claudio Coello, 76 - Madrid
Goodman Business Press, S.A.U. (SPAIN) (2)		100.00%	59.90%	0.66	8.91	—	(0.14)	11.02	F.C.	—
Publishing of technical and professional publications in several industries
Fuerteventura, 21 - San Sebastián de los Reyes. Madrid
Buildnet, S.A.U. (SPAIN) (2)		100.00%	59.90%	0.06	0.04	—	(0.05)	0.35	F.C.	—
Creation, development, management and provision of on-line information services
Claudio Coello, 76 - Madrid
Adquira Spain, S.A. (SPAIN) (2)		20.00%	11.98%	0.45	18.22	—	(5.76)	3.17	E.M.	2.58
E-commerce
Goya, 4, 4ª planta - Madrid
Telefónica Publicidad e Información Internacional, S.A.U. (SPAIN) (2)		100.00%	59.90%	49.34	(0.13)	—	(0.37)	49.34	F.C.	—
Holding company
Avda. de Manoteras, 12 - 28050 MADRID
Directories Holding, B.V. (NETHERLANDS)		100.00%	59.90%	0.02	13.14	—	(0.02)	47.58	F.C.	—
Holding company
Drentestraat 24 BG 1083 HK - Amsterdam
Publiguías Holding, S.A. (CHILE) (2)		100.00%	59.90%	13.73	(3.92)	—	2.53	13.20	F.C.	—
Holding company
Avda. Santa María 0792 - Providencia - Santiago de Chile
Urge Chile, S.A. (CHILE) (2)		100.00%	59.90%	0.09	(0.04)	—	(0.33)	0.07	F.C.	—
Construction and upkeep of buildings. Refurbishment work in general
Moneda 970, piso 12 - Santiago de Chile
Impresora y Comercial Publiguías, S.A. (CHILE) (2)		51.00%	34.48%	4.93	22.68	—	13.35	11.87	F.C.	—
Telephone directory and related products and telephone files business
Avda. Santa María 0792 - Providencia - Santiago de Chile
Other holdings		N/A	N/A	N/A	N/A	—	N/A	0.18	I	0.18
Telefónica Publicidad e Información Perú, S.A.C. (PERU) (2)		100.00%	59.90%	2.34	(1.42)	—	3.94	22.36	F.C.	—
Publishing of Peruvian market directories
Paseo República, 3755 San Isidro, Lima
Telefónica Publicidade e Informaçao, Ltda. (BRAZIL) (2)		100.00%	59.90%	54.54	(50.70)	—	(4.53)	64.02	F.C.	—
Publishing of directories and advertising in the states of Sao Paulo and Rio Grande do Sul
Rua Gomes de Carvalho, 1507 Vila Olimpia, Sao Paulo - Brasil
11888 Servicio Consulta Telefónica, S.A. (SPAIN) (2)		100.00%	59.90%	0.06	—	—	0.46	0.06	F.C.	—
Provision of wireline public telephone and directory enquiry service
Avda. de Manoteras, 12 - 28050 MADRID

(*)	Companies filing consolidated corporate income tax returns in 2002.

(**)	Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
Guia Local Network, S.A. (BRAZIL) (2)		20.00%	11.98%	3.70	—	—	—	1.57	I	1.57
City guide Internet portal
Avda. Das Americas, 500 Bl. 6A - Rio de Janeiro
Euredit, S.A. (FRANCE) (2)		5.00%	2.99%	N/D	N/D	—	N/D	0.23	I	0.23
Publication of European yearbooks
Avda. Friedland, 9 - 75008 París (*)
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31.75%		31.75%	12.02	52.66	—	12.94	3.82	E.M.	23.50
Operation of a gaming terminal system for the Spanish State Gaming Organization
Manuel Tovar, 9 - 28034 Madrid
Amper, S.A. (SPAIN) (1) (6)	6.10%		6.10%	27.91	33.47	—	(7.93)	11.83	E.M.	3.26
Development, manufacture and repair of telecommunications systems and equipment and related components
Torrelaguna, 75 - 28027 Madrid
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1)	3.74%	0.95%	4.70%	1,254.29	1,753.51	—	348.96	361.59	E.M.	158.58
Holding company
Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
I-CO Global Communications (HOLDINGS) Limited (U.K.)	N/D		N/D	N/D	N/D		N/D	6.03	I	6.03
Other holdings	N/A	N/A	N/A	N/A	N/A		N/A	0.78	I	0.78
					TOTAL VALUE IN CONSOLIDATION, ASSOCIATED COMPANIES (Note 8)					1,507.40
					TOTAL VALUE IN CONSOLIDATION, INVESTEES (Note 8)					492.37

(1) Company audited by Deloitte & Touche. In Spain Deloitte & Touche Spain, S.L.	F.C. Fully consolidated companies.	(5) Company audited by Hugo Bottino.
(2) Company audited by PriceWaterhouseCoopers.	P.C. Proportionally consolidated companies.	(6) Consolidated figures.
(3) Company audited by K.P.M.G. Peat Marwick.	E.M. Companies accounted for by the equity method.	(7) Inactive company.
(4) Company audited by B.D.O. Audiberia.	I. Investees	(8) Company in liquidation.
Amounts in foreign currencies: M=millions and m= thousands.	N/D No data.	(9) Company audited by Treureva.
Provisional figures for associated companies and investees.	N/A Not available	(10) This value relates to the contribution to the Telefónica Group and not to the subgroups to which the contributing companies belong.

Financial information obtained from the financial statements, if any, prepared by the company.

EXHIBIT II

The variations in the scope of consolidation in the years ended December 31, 2003 and 2002, were as follows:

2003

The variations in the scope of consolidation in the year ended December 31, 2003, were as follows:

Telefónica

In July Telefónica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company’s shares for €5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefónica’s direct holding in Terra was 71.97%. In December the Telefónica Group’s effective holding in the Terra Group was increased to 75.29%, as described below. The company continues to be fully consolidated in the Telefónica Group.

In February Telefónica, S.A. acquired 9,669 shares of the Dutch subsidiary Endemol Entertainment Holding, N.V. for €0.34 million. Following this transaction, the Telefónica Group’s holding in this Dutch company, which continues to be fully consolidated in the Telefónica Group, increased to 99.49%.

On January 7, 2003, Telefónica, S.A. and its subsidiary Telefónica de Contenidos exercised vis-à-vis Banco Santander Central Hispano, S.A. call options on 19,532,625 shares of Antena 3 de Televisión, S.A., representing 11.719% of its capital stock, which were acquired by the Group company Corporación Admira Media. Following this acquisition, the Telefónica Group owned 59.24% of the capital stock of Antena 3 de Televisión.

Subsequently, in 2003 the Telefónica Group began a process of divesting its holding in this investee, which commenced on April 30, 2003, with the acceptance of the bid of €364 million made by the Planeta Group for 25.1% of the capital stock of Antena 3 de Televisión. This sale was subject to the condition subsequent, already fulfilled, that the shares of Antena 3 de Televisión were admitted to listing on the Spanish Stock Exchange.

Also, as indicated in Note 11, on April 11, 2003, the Stockholders’ Meeting of Telefónica, S.A. approved the distribution of shares representing 30% of the capital stock of Antena 3 de Televisión as a dividend in kind for its stockholders, which took place in October after this company had been admitted to listing on the Stock Exchange, as mentioned above. Lastly, in October and November Telefónica, S.A. sold on the stock market all the remaining shares of the above-mentioned company owned by it (2,928,893 shares) for €95.72 million.

These transactions carried out in 2003, which entailed the divestment of the Telefónica Group’s holding in Antena 3 de Televisión, S.A., gave rise to a gain of €392.29 million (see Note 8). The company, which was accounted for by the equity method in 2002, was fully consolidated in the first six months of 2003 and was subsequently excluded from the scope of consolidation.

In January the Mexican company Fisatel Mexico, S.A. de C.V. was formed with an initial capital stock of MXP 5 million, comprising 500 shares of MXP 100 each. Subsequently,

this company increased its capital stock by MXP 4.95 million. The Telefónica Group subscribed all the shares of the new company, which was fully consolidated in the Telefónica Group.

Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., formed Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. in April and Fonditel Valores, Agencia de Valores, S.A. in May and subscribed all their shares for €1.5 million and €3 million, respectively. Both companies were fully consolidated in the Telefónica Group.

In January Telefónica, S.A. acquired 376,000 shares of the subsidiary Telefónica Móviles, S.A. for €2.43 million. Following this acquisition, the Telefónica Group’s new percentage of ownership was 92.44. This subsidiary continues to be fully consolidated in the Telefónica Group.

Telefónica, S.A. sold all the shares of its wholly-owned investee Playa de Madrid, S.A. This company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from the scope of consolidation.

The following companies were fully consolidated in the Telefónica Group’s consolidated financial statements: Pléyade Argentina, S.A., Pléyade Perú Corredores de Seguros, S.A.C., TGP Brasil Corretora de Seguros e Resseguros, Ltda. and Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V. These companies are all subsidiaries of Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A.

Telefónica Ingeniería de Seguridad, S.A., a wholly-owned subsidiary of the Telefónica Group, participated in the incorporation of Telefónica Ingeniería de Seguridad México, S.A. de C.V. by paying €0.34 million to subscribe 65% of the new company’s capital stock. This company was fully consolidated in the Telefónica Group’s consolidated financial statements.

Pursuant to the Strategic Alliance Framework Agreement entered into on February 11, 2000, by Telefónica and Banco Bilbao Vizcaya, S.A. (BBVA), the Telefónica Group subsidiary located in the Netherlands, Atento N.V., increased capital several times in November in order to include the BBVA Group in its stockholder structure through the BBVA Group subsidiary General de Participaciones Empresariales, S.L. As a result of these transactions, the capital stock and additional paid-in capital of Atento N.V. increased by €20.76 million. Telefónica, S.A. subscribed and paid in cash €20 million of this amount. The BBVA Group subscribed and paid in cash €4 thousand and delivered the remaining €0.76 million through a nonmonetary contribution of all the shares of Procesos Operativos, S.A. The inclusion of the BBVA Group in the stockholder structure of Atento N.V. reduced Telefónica, S.A.’s holding in the latter from 100% to the 91.35% it currently holds. Atento N.V. continues to be fully consolidated in the Telefónica Group and Procesos Operativos, S.A. was fully consolidated in the Telefónica Group for the first time.

In December the wholly-owned subsidiary Telefónica Consultora y Servicios, S.A. was absorbed by its parent company Telefónica Consultora de Proyectos, S.A. Subsequently, also in December, Telefónica Consultora de Proyectos, S.A., a wholly owned subsidiary of Telefónica, S.A., was dissolved and liquidated. Consequently, both companies, which had been fully consolidated in the Telefónica Group, were excluded from consolidation.

Also, in December the following wholly-owned subsidiaries of the Telefónica Group were dissolved and liquidated: Urbana Ibérica, S.A., the U.S. company Telefónica North America, Inc. and the Dutch company Emergia Holding, N.V. All these companies, which had been fully consolidated in the Telefónica Group, were excluded from the scope of consolidation.

Telefónica Móviles Group

On April 25, 2003, Telesp Celular Participaçoes, S.A. (TCP), which is 65.12%-owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the common voting stock of the Brazilian company Tele Centro Oeste Celular Participações, S.A. (TCO), representing 20.37% of the latter’s total capital stock, for 1,505.5 million reais.

In October 2003, pursuant to Brazilian legislation, TCP launched a tender offer for TCO’s remaining common voting stock held by minority stockholders. The acceptance period of the tender offer ended on November 18, 2003, and resulted in the acquisition by TCP of 74.23% of the shares at which the offer was targeted, which means that together with the shares it already owned, TCP’s holding in TCO amounted to 86.58% of the common shares (90.73% excluding the treasury stock owned by TCO) which represent 28.87% of its total capital stock (29.31% excluding the treasury stock). TCP paid 538.8 million reais for this additional ownership interest. TCP is consolidated in the consolidated financial statements of Brasilcel, which, in turn, is proportionally consolidated in the Telefónica Group.

Although TCP had announced its intention to perform an exchange of TCO’s shares whereby it would become its sole stockholder, the exchange was cancelled on January 12, 2004, as a result of the opinion issued by the Brazilian Securities Market Commission (CVM) which, for the Board of Directors of TCP and TCO, made it advisable to cancel the process.

Telefónica Móviles, S.A. acquired a 20% holding in the Spanish company Telefónica Móviles Interacciona, S.A. (formerly Terra Mobile, S.A.) from Terra Networks, S.A.; following this transaction, it was this company’s sole stockholder. The Telefónica Group’s effective holding in this company increased from 81.66% to 92.44% and it continues to be fully consolidated in the Telefónica Group. Subsequently, on June 24, 2003, Termespa, S.A. was merged by absorption into Telefónica Móviles Interacciona, S.A.

On July 29, 2003, Médi Telecom, S.A. increased capital. The Telefónica Móviles Group increased its percentage of ownership in this company, which continues to be accounted for by the equity method in the Telefónica Group’s consolidated financial statements, from 31.34% to it current 32.18% by disbursing €21.23 million.

In September Telefónica Móviles, S.A. incorporated Telefónica Móviles Puerto Rico, Inc. with an initial capital stock of €40 thousand. This company was fully consolidated in the Telefónica Group.

On December 23, 2003, Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement whereby the latter acquired all the shares of 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España which holds a UMTS license. The selling price of the company amounted to €13.65 million. The company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from consolidation.

Telefónica de Contenidos Group

Telefónica de Contenidos, S.A. sold all of the shares of the Spanish company Famosos, Artistas, Músicos y Actores, S.A.U. (FAMA), giving rise to a loss of €1.06 million for the Telefónica Group. This company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from the scope of consolidation.

The Dutch company Fieldy, B.V. and the U.S. company Líderes Entertainment Group, Inc. which are owned 51% and 49%, respectively, by Telefónica de Contenidos, were accounted for by the equity method in the Telefónica Group’s consolidated financial statements on the basis of management criteria.

As part of the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., in the first half of 2003 Telefónica de Contenidos, S.A. acquired shares representing 12.63% of the capital stock of Distribuidora de Televisión Digital, S.A. (Vía Digital) for €165.6 million. Also, debentures amounting to €164.3 million were converted into shares and capital was subsequently increased by €949.84 million. As a result of these transactions, the holding of Telefónica de Contenidos in Vía Digital prior to its merger with Sogecable, S.A. was 96.64%.

On July 2, 2003, Telefónica de Contenidos, S.A.U. subscribed to the capital increase performed by Sogecable, S.A., by contributing the shares of Vía Digital owned by it. As a result of this transaction, the Telefónica Group acquired 28,008,149 shares in the capital increase, which represent a 22.228% holding in the capital stock of Sogecable. Vía Digital, which had been accounted for by the equity method in 2002, was excluded from consolidation. In October Telefónica, S.A. acquired 2,020,000 shares of Sogecable, S.A. for €41.91 million and, as a result, the Telefónica Group’s holding amounted to 23.83% of the capital stock. These transactions gave rise to consolidation goodwill of €607.23 million. Sogecable, S.A. is accounted for by the equity method in the Telefónica Group.

Also, as a result of the financing granted to Sogecable, S.A. in 2003 in the form of a subordinated loan (see Note 8), Telefónica de Contenidos was assigned 1,241,990 warrants on Sogecable shares for its participation in this loan. The “Other Investments” caption includes the value of these warrants, amounting to €11.22 million.

On July 16, as part of the process to integrate the digital platforms, Gestora de Medios Audiovisuales Fútbol, S.L. sold its holding in 40% of the capital stock of Audiovisual Sport, S.L. to Gestión de Derechos Audiovisuales y Deportivos, S.A., a Sogecable Group company. The company, which had been accounted for by the equity method in the Telefónica Group, was excluded from the Group’s consolidated financial statements.

On July 21 Telefónica de Contenidos, S.A. sold its 47.5% holding in Tick, Tack, Ticket, S.A. The holding was transferred in the same transaction as another holding of the same percentage owned by Banco Bilbao Vizcaya Argentaria, S.A. The sale gave rise to a book loss of €0.13 million for the Telefónica Group.

On November 13, 2003, Telefónica de Contenidos, S.A. sold its holding in Euroleague Marketing, S.L. to Sogecable, S.A.

On December 22, 2003, the liquidation of Interocio Games, S.A., a 50%-owned investee of Telefónica de Contenidos, was formalized. This company, which in 2002 had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was excluded from the scope of consolidation.

T.P.I. Group

In January the TPI Group incorporated the Spanish company 11888 Servicio Consulta Telefónica, S.A. with an initial capital stock of €60.20 thousand. The company was fully consolidated in the Telefónica Group’s consolidated financial statements.

In July the Brazilian company Telefónica Publicidade e Informaçao, Ltda., an investee of Telefónica Publicidad e Información, S.A. and Telefónica Internacional, S.A., simultaneously reduced and increased capital. Telefónica Publicidad e Información, S.A. subscribed and paid for all the securities in the capital increase and became the company’s sole stockholder. The Telefónica Group diluted its effective holding in the company from 79.55% to 59.90%. The company continues to be fully consolidated in the Telefónica Group.

In September Buildnet, S.A. simultaneously reduced and increased capital, giving it a capital stock of €61 thousand, which was fully subscribed and paid by the subsidiary of Telefónica Publicidad e Información, S.A., Goodman Business Press, S.A. Through this transaction, the Telefónica Group’s holding in this company increased from 58.46% to its current 59.90%. This company continues to be fully consolidated in the Telefónica Group.

Telefónica Datacorp Group

In October Telefónica DataCorp, S.A. acquired all the shares comprising Telefónica, S.A.’s 99.9% holding in the U.S. company Katalyx, Inc. This company continues to be fully consolidated in the Telefónica Group.

Also, in October Telefónica DataCorp, S.A. sold its 34% holding in Atlanet for €24.79 million, giving rise to a loss of €25.78 million. The company, which had been accounted for by the equity method in 2002, was excluded from the scope of consolidation.

The U.S. companies Katalyx Food Service, Llc., Katalyx Sip, Llc, Katalyx Cataloguing, Inc. and Katalyx Construction, Inc., which are all wholly-owned subsidiaries of Katalyx, Inc., were liquidated. These companies, which had been fully consolidated in the Telefónica Group in 2002, were excluded from the scope of consolidation.

Telefónica Data Colombia, S.A. increased its capital stock in May so as to include a new stockholder in its stockholder structure. Consequently, the Telefónica Group’s holding in this company, which continues to be fully consolidated, decreased from 100% to 65%.

In June Telefónica Soluciones de Informática y Comunicaciones de España, S.A. (formerly Telefónica Sistemas, S.A.), a wholly-owned subsidiary of Telefónica Datacorp, S.A., acquired all the shares of the Spanish company Telefónica Mobile Solutions, S.A. from Telefónica Móviles, S.A. for €1.13 million. As a result of this transaction, the Telefónica Group’s effective holding in this company, which continues to be fully consolidated in the Telefónica Group, increased from 92.43% to 100%.

In June Telefónica Data Argentina, S.A., a 97.92%-owned subsidiary of Telefónica Datacorp, S.A., acquired the 20% holding in the Argentine company Tyssa, Telecomunicaciones y Sistemas, S.A. owned by the Telefónica Internacional Group, as a result of which Telefónica Data Argentina gained control over all of Tyssa’s shares. Following this transaction, the Telefónica Group’s effective holding in this company decreased from 98.34% to 97.92%. Subsequently, in September Tyssa was absorbed by its parent company.

Terra Group

In December Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company’s stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefónica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. The company continues to be fully consolidated in the Telefónica Group.

The subsidiaries Terra Networks Uruguay, S.A. (wholly-owned by the Terra Group), Terra Global Management, Inc. (wholly-owned), Bumeran Participaciones, S.L. (84.2%-owned) and Emplaza, S.A. (80%-owned), which had been fully consolidated in the Telefónica Group in 2002, were excluded from the scope of consolidation. These companies are being liquidated or dissolved.

The Terra Group increased its holding in the capital stock of the U.S. company One Travel.com, Inc. by 15.08% to 54.15%, for which it disbursed €3.3 million. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements in 2002, was fully consolidated from April 2003.

In January 2003 an agreement was entered into with BBVA to integrate Uno-e Bank, S.A. in the consumer finance line of business of Finanzia, Banco de Crédito, S.A. Subsequently, at the Special Stockholders’ Meeting of Uno-e Bank, S.A. on April 23, 2003, Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) through the nonmonetary contribution of its consumer finance line of business. As a result of the above-mentioned transaction, the holding of Terra Networks, S.A. in Uno-e Bank, S.A. decreased from 49% at 2002 year-end to 33%, and the bank was excluded from the scope of consolidation of the Telefónica Group.

Atento Group

On May 23, 2003, Atento Teleservicios España, S.A. subscribed and paid all the shares of the new company Atento Servicios Técnicos y Consultoría, S.L., comprising 3,006 shares of €1 par value each. This company was fully consolidated in the Telefónica Group.

On July 3, 2003, Atento Teleservicios España, S.A. subscribed and paid all the shares of the new company Servicios Integrales de Asistencia y Atención, S.L., comprising 3,006 shares of €1 par value each. This company was fully consolidated in the Telefónica Group.

Atento North America, Inc., a wholly-owned subsidiary of Atento Holding, Inc., was excluded from the Telefónica Group’s scope of consolidation because it was liquidated on January 1, 2003.

On April 14, 2003, Atento Teleservicios España, S.A. absorbed its wholly-owned subsidiary Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A., which was excluded from the scope of consolidation.

In June the Atento Group sold 70% of the shares of Atento Pasona, Inc. owned by it. This company, which had been fully consolidated in the Telefónica Group in 2002, was excluded from the scope of consolidation.

Atento Asia Pacific, Inc., which had been fully consolidated in the Telefónica Group in 2002, was excluded from the scope of consolidation because it was liquidated on October 21, 2003.

On December 1, 2003, Atento Teleservicios España, S.A. acquired all the shares of Leader Line, S.A., which was fully consolidated in the Telefónica Group.

Telefónica de España Group

Continuing with the restructuring of its corporate group, Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., absorbed the following local operators: Telefónica Cable Madrid, S.A., Telefónica Cable Ceuta, S.A., Telefónica Cable Melilla, S.A., Telefónica Cable Aragón, S.A., Telefónica Cable Catalunya, S.A., Telefónica Cable Castilla y León, S.A., Telefónica Cable Euskadi, S.A., Telefónica Cable Cantabria, S.A., Telefónica Cable Murcia, S.A., Telefónica Cable Andalucía, S.A., Telefónica Cable La Rioja, S.A. and Telefónica Cable Navarra, S.A. All of these companies, which had been fully consolidated in the Telefónica Group, were excluded from the scope of consolidation in 2003.

With the acquisition of 17% of the capital stock of Telefónica Cable Extremadura, S.A. for €0.10 million, the Telefónica Group became the sole stockholder of this company, which continues to be fully consolidated in the Telefónica Group.

1.18% of the capital stock of Inmarsat Venture, plc., relating to an investment which had been recorded under the “Other Investments” caption, was sold for €14.12 million.

Telefónica Internacional Group

As a result of the retirement of treasury stock by the U.S. company Infonet Services Corporation in 2003, the Telefónica Internacional Group increased its holding in this company from 14.32% to 14.53%. This company continues to be accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

On September 1, 2003, Compañía de Telecomunicaciones de Chile S.A., a 43.64%-owned subsidiary of Telefónica Internacional, S.A., sold all the shares of Compañía de Telecomunicaciones de Chile S.A – Isapre, S.A. owned by it, giving rise to a loss of €0.29 million for the Telefónica Group. This company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements, was excluded from the scope of consolidation.

On July 29, 2003, Telefónica Empresas CTC Chile, S.A. was notified of the decision of Inversiones Santa Isabel Limitada to bring forward and exercise its purchase option on the remaining 35% of the capital stock of Sonda, S.A. This transaction gave rise to a loss of

€11.14 million for the Telefónica Group. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was excluded from the scope of consolidation.

2002

The variations in the scope of consolidation in the year ended December 31, 2002, were as follows:

Telefónica

In March 2002, under the last part of the agreement entered into between Telefónica, S.A. and Iberdrola, S.A. for the acquisition by the former of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders, Telefónica, S.A. acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 Telefónica, S.A. shares.

Following completion of the acquisition by Telefónica, S.A. of the aforementioned holdings owned by the Iberdrola Group, in May 2002 Telefónica, S.A. contributed to its subsidiary Telefónica Móviles, S.A. the shares of the following Brazilian companies owned by it, which accounted for 7% of the capital stock of TBS Celular Participaçoes, S.A. and Sudestecel Participaçoes, S.A., in addition to holdings of 3.38% in Tele Leste Celular Participaçoes, S.A. and of 62.02% in Iberoleste Participaçoes, S.A. In exchange, Telefónica, S.A. received all the news shares issued (26,801,494 new shares of €0.5 par value each) by the subsidiary in the two capital increases carried out in that month. Also in relation to the Iberdrola Group’s investments, Telefónica sold to its subsidiary Telefónica Móviles, S.A. 0.66% of the capital stock of Celular CRT Participaçoes, S.A. for €11.54 million.

Following this transaction, at 2002 year-end the Telefónica Group owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participaçoes, S.A., 83.56% in Sudestecel Participaçoes, S.A., 27.71% in Tele Leste Celular Participaçoes, S.A. and all the shares of Iberoleste Participaçoes, S.A. All these companies and Celular CRT Participaçoes, S.A. were fully consolidated in the Telefónica Group’s consolidated financial statements (Tele Leste Celular Participaçoes, S.A. had been accounted for by the equity method in the Telefónica Group’s 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V. (see section on Telefónica Móviles).

In 2002 Telefónica, S.A. sold to Telefónica Internacional, S.A. 64,673 common shares of Telecomunicaçoes de São Paulo, S.A., 189,278.445 “quotas” of SP Telecomunicaçoes Holding, Ltda. and 2,669,724,381 common shares and 834,622,796 preferred shares of Telefónica Data Brasil Holding, S.A., which it had acquired in 2001 from the Iberdrola Group for their book value. All these companies continued to be fully consolidated in the Telefónica Group’s 2002 consolidated financial statements.

In January 2002 Telefónica, S.A. acquired 50,000 shares of Endemol Entertainment Holding, N.V. (Endemol) for €2 million. Following this acquisition, the Telefónica Group owned a holding of 99.47% in Endemol, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In January 2002 Telefónica, S.A. acquired 50,000 shares of Telefónica Móviles, S.A. for €0.41 million. Following this acquisition and the above-mentioned contributions, at 2002 year-end the Telefónica Group owned a direct and indirect holding of 92.43% in Telefónica Móviles, S.A., which continued to be fully consolidated in the Telefónica Group.

In February 2002 Telefónica, S.A. participated in the incorporation of the Brazilian company Telefónica Factoring do Brasil, S.A. and subscribed and paid 40% of this company’s initial capital stock for €0.96 million. This company was accounted for by the equity method in the Telefónica Group’s 2002 consolidated financial statements.

In January 2002 Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.), a wholly-owned subsidiary of Telefónica, S.A., increased capital by €1.92 million, which was subscribed and paid in full by the Parent Company. Subsequently, in June 2002 Zeleris Soluciones Integrales, S.L., a wholly-owned subsidiary of Telefónica, S.A., increased capital by €0.82 million, which was subscribed and paid in full by Telefónica, S.A. through the nonmonetary contribution of Zeleris España, S.A. Both companies continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In 2002 Telefónica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, bringing the Telefónica Group’s direct and indirect holding in this company, which continued to be fully consolidated, to 38.58% at 2002 year-end.

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

In January 2002 Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Capital, S.A. and paid this company’s initial capital stock (€6 million) in full. Subsequently, Telefónica Capital increased capital by €1 million with additional paid-in capital of €38.01 million, all of which was subscribed and paid by its sole stockholder Telefónica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. representing 77.22% of this company’s capital stock. Telefónica Capital, S.A. was fully consolidated in the Telefónica Group’s 2002 consolidated financial statements.

In December 2002 Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for €6.14 million. Also, Telefónica, S.A.’s wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to

Telefónica Capital for €2.11 million. As a result of these transactions, the Telefónica Group’s direct and indirect holding in Fonditel decreased from 81% in 2001 to 70% in 2002. The company continued to be fully consolidated in the Telefónica Group.

In December 2002 Telefónica acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for €59.63 million. Following this transaction, the Telefónica Group continued to own all the capital stock of this company, which continued to be fully consolidated in the Telefónica Group.

In November 2002 Telefónica, S.A. acquired Gran Vía Media, S.L. from its wholly-owned subsidiary Telefónica de Contenidos, S.A. Gran Vía Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December 2002 Lotca increased capital by 16,920 shares of €1 par value each, which the Telefónica Group subscribed in full through a nonmonetary contribution. Lotca was fully consolidated for the first time in the Telefónica Group in 2002.

In December 2002, by virtue of its agreements with the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. The Telefónica Group thereby became the sole stockholder of this company, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

The Uruguayan company Emergia, S.A. increased capital in December 2002 by US$ 500 million. Telefónica subscribed and paid the capital increase in full by converting loans to this company into capital. Following this transaction, the Telefónica Group directly or indirectly owned all the shares of this Uruguayan company, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Grupo Admira Media, S.A. and Telefónica Internet, S.A., both of which were wholly-owned subsidiaries of Telefónica, S.A., changed their corporate names in 2002 to Telefónica de Contenidos, S.A. and Corporación Admira Media, S.A., respectively.

In 2002 the U.S. company Katalyx, Inc. increased capital by US$ 124 million, which Telefónica, S.A. subscribed in full and paid through the conversion of loans to this company into capital. As a result of this transaction, Telefónica b2b Inc., the former sole stockholder of Katalyx, Inc., had a 0.1% holding, with Telefónica from then onwards owning the remaining 99.9% of the capital stock of Katalyx, Inc., which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In 2002 Telefónica Europe, B.V., a wholly-owned investee of Telefónica, S.A., formed Telefónica Finance USA, L.L.C., which issued preferred shares amounting to €2,000 million. As a result, as of December 31, 2002, the Telefónica Group had a 0.01% holding in and held all the voting rights at Telefónica Finance USA, L.L.C.

Telefónica Datacorp Group

In January 2002 Telefónica DataCorp, S.A. acquired all the shares of the German company HighwayOne Germany, GmbH for €1.38 million. Subsequently, the German company increased capital by €2.57 million with additional paid-in capital of €634.5 million, which was subscribed and paid in full by the Telefónica Group. As part of the reorganization of the Telefónica Group by business line, HighwayOne Germany, GmbH acquired for their market price from Telefónica all the shares of MediaWays, GmbH and subsequently merged with this company. Lastly, the German company changed its corporate name to Telefónica Deutschland, which was fully consolidated in the Telefónica Group.

In July 2002 the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefónica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefónica Group of €38.79 million. This company was excluded from the scope of consolidation of the Telefónica Group.

The Uruguayan company Telefónica Data Uruguay, S.A., which had been fully consolidated, was sold in November 2002, giving rise to a loss of €2.28 million. Accordingly, it was excluded from the scope of consolidation of the Telefónica Group.

Also, in September 2002 Telefónica Datacorp, S.A. acquired all the shares of Telefónica Data México, S.A. de C.V. held by its minority stockholders for €5.16 million. Following this transaction, Telefónica Datacorp owned all the shares of Telefónica Data México, S.A. de C.V., which continued to be fully consolidated in the Telefónica Group.

The Datacorp Group, through its subsidiary Telefónica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefónica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482,9 million reais, and thereby increased the Telefónica Group’s holding in this company from 87.48% to 93.98%.

The 34%-owned investee of Telefónica Datacorp, S.A., the Italian company Atlanet, S.A., which through June 30, 2002, had been fully consolidated, was from that date accounted for by the equity method because it no longer fulfilled the management control requirements for full consolidation.

On July 2, 2002, Telefónica Data España, S.A., a wholly-owned investee of Telefónica Datacorp, S.A., sold 24% of the holding owned by it in Gestión del Conocimiento, S.A., giving rise to a gain of €58 thousand. This company, which had been accounted for by the equity method in the consolidated financial statements of the Telefónica Group, was excluded from consolidation.

Also, in July 2002 Telefónica Data España, S.A. acquired a 33.33% holding in Servicios On Line para Usuarios Múltiples, S.A. (Solium) for €0.7 million. This company was accounted for by the equity method in the consolidated financial statements of the Telefónica Group.

In November 2002 the Telefónica Datacorp Group acquired 15% of the capital stock of Agencia de Certificación Electrónica, S.A. for €3. As a result of this acquisition, the Telefónica Group became the sole stockholder of this company, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Telefónica de España Group

In 2002 Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., made the following acquisitions:

•	22% of the capital stock of Telefónica Cable Extremadura, S.A.

•	10% of the capital stock of Telefónica Cable Catalunya, S.A.

•	10% of the capital stock of Telefónica Cable Madrid, S.A.

•	11% of the capital stock of Telefónica Cable Navarra, S.A.

•	15% of the capital stock of Telefónica Cable Galicia, S.A.

•	27 % of the capital stock of Telefónica Cable Andalucía, S.A.

•	49% of the capital stock of Sociedad General de Cablevisión Canarias, S.A.

•	49% of the capital stock of Telefónica Cable Castilla y León, S.A.

Following these acquisitions, Telefónica Cable, S.A., the parent company of all these companies, owned all the companies’ shares, except in the case of Telefónica Cable Extremadura, S.A., in which it has an 83% holding, and Telefónica Cable Galicia, S.A., in which its new percentage of ownership was 85%. €5.82 million were disbursed for these investments. All these companies continued to be fully consolidated in the Telefónica Group.

In December 2002 Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the Telefónica de España Group controlled 20% of the absorbing company’s capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. formed two joint ventures called “Telefónica de España, S.A.U. – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril” and “Telefónica de España, S.A.U. – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas II, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril”, both with an initial endowment fund of €3,006, which was paid in proportion to the two companies’ respective ownership interests, i.e. 90% in the case of Telefónica de España and 10% in the case of Telefónica Móviles España for both joint ventures.

In April 2002 the wholly-owned subsidiary Telefónica Soluciones Sectoriales sold its holdings in the associated companies Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), giving rise to gains of €115 thousand and €30 thousand, respectively. These companies, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, were excluded from consolidation.

Telefónica Móviles Group

On January 10, 2002, Telefónica Móviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A. - one share - and Tele-Escucha, S.A. - two shares -, which it acquired in full). As consideration, Mesotel received 7,333,180 existing shares of Telefónica Móviles.

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

On September 10, 2002, Telefónica Móviles acquired a 65.23% holding in Pegaso PCS (Mexico) for €92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefónica Móviles, S.A. paid €211.45 million corresponding to its 65.23% holding. The agreements entered into with Burillo contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two Groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors. Telefónica Móviles thus obtained a holding of 92% in this new holding company.

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

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements as of December 31, 2002, and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations because this transfer was made on December 27, 2002.

Telefónica de Contenidos Group

In September 2002 all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusión, S.A. owned by Telefónica de Contenidos, S.A. were sold to the Antena 3 de Televisión Group, giving rise to gains of €35.82 million. The two companies, which until then had been fully consolidated in the Telefónica Group, were accounted for by the equity method (as part of the Antena 3 de Televisión Group).

In 2002 Mediapark, S.A. carried out a capital increase not subscribed by Telefónica de Contenidos. Therefore, since its holding in this company was reduced to 7.40%, the holding was recorded in the Telefónica Group’s consolidated financial statements as of December 31, 2002, as a minority investment.

In April 2002 Telefónica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of €26.10 million. Telefónica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continued to account for this company by the equity method in its consolidated financial statements.

In June 2002 Telefónica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Televisión channel, for US$ 12 million, giving rise to a loss of €162.78 million. This company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was excluded from consolidation.

Telefónica Internacional Group

In September 2002 the Telefónica Internacional Group sold a 25% holding in the Chilean Group Sonda, S.A. for US$ 38 million, giving rise to a loss in consolidation of €1.62 million. This sale reduced the Telefónica Internacional Group’s ownership interest in Sonda to 35%. This company, which had been fully consolidated, was accounted for by the equity method from September 2002 onwards.

T.P.I. Group

On February 11, 2002, Telefónica Publicidad e Información, S.A. acquired all the shares of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A. for €36.28 million. The Telefónica Group’s effective holding in this company, which continued to be fully consolidated, was reduced from 97.07% to 59.90%.

In December 2002 Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the T.P.I. Group controlled 20% of the absorbing company’s capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

In December 2002 Publiguías Holding, S.A., a wholly-owned subsidiary of the Telefónica Publicidad e Información Group, participated in the incorporation of Urge Chile, S.A. by subscribing and paying 59.94 million Chilean pesos relating to 99.99% of this company’s capital stock. Urge Chile, S.A. was fully consolidated in the Telefónica Group’s consolidated financial statements.

In July 2002 Telefónica Publicidad e Información, S.A., the parent company of the Group, acquired a 9.33% holding in the Spanish company Goodman Business Press, S.A. for €0.98 million. As a result of this acquisition, the parent company controlled all the capital of this company, which continued to be fully consolidated in the Telefónica Group.

Katalyx Group

In April 2002 the wholly-owned subsidiary Adquira, Inc. sold one-half of its 50% holding in Adquira Mexico, Ltd. for a gain of €0.37 million. This company, which had been fully consolidated, was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

On October 30, 2002, Katalyx España, S.L. acquired a 49% holding in Soluciones Tecnológicas para la Alimentación, S.L., as consideration for which it contributed all the shares of Katalyx Food España, S.L. Soluciones Tecnológicas para la Alimentación, S.L. was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Atento Group

In May 2002 Atento Holding Inc. carried out capital increases at companies that were already investees for an overall amount of €39.69 million. Atento Holding Inc. owned all the shares of the companies in Central America, Puerto Rico, Italy, Venezuela and Mexico, and had a 99.998% holding in the company in Morocco. All these companies continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Terra Group

In July 2002 Emplaza, S.A. increased capital by €1,421 thousand. In this capital increase, Terra Networks, S.A. acquired the shares required to increase its holding in this company from 50% to 80%. This company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was fully consolidated.

In 2002 One Travel.com, Inc. increased capital by €4 million. In this capital increase, Terra Networks, S.A. acquired the shares required to increase its holding in this company from 27.8% to 39.6%, and disbursed US$ 2.02 million in this connection. This company continued to be accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

In August 2002 Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of €10.62 million. Also, in September 2002 Lycos, Inc. sold its minority holding in the Canadian company Sympatico Lycos, obtaining gains in consolidation of €8.49 million. In December 2002 the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of €2.47 million. All these companies, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, were excluded from the scope of consolidation.

EXHIBIT III

CONSOLIDATION GOODWILL

The detail of the balance of the consolidation goodwill and of the related accumulated amortization as of December 31, 2003 and 2002, and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
Consolidation goodwill	Balance at 12/31/02	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Fully consolidated companies:
C.T.C. (Chile)	97.07	—	(27.82)	0.54	(0.80)	68.99
T. de Argentina and subsidiaries (Argentina)	581.51	—	—	(4.69)	(0.22)	576.60
T. Perú Holding (Peru)	50.41	—	—	—	—	50.41
Telefónica del Perú (Peru)	281.26	—	—	—	—	281.26
Telefónica Multimedia, S.A.C. (Peru)	9.17	—	—	—	(1.29)	7.88
Telefónica Móviles Chile, S.A. (Chile)	267.45	—	—	(6.57)	3.71	264.59
Telesp Participaçoes (Brazil)	106.52	—	—	—	—	106.52
Cointel (Argentina)	484.29	—	—	—	—	484.29
Goodman (Spain)	8.29	—	—	—	—	8.29
Telefónica Internacional (Spain)	281.66	—	—	—	—	281.66
Telefónica Móviles (Spain)	125.84	2.18	—	—	—	128.02
T. Data España (Spain)	154.96	—	—	—	—	154.96
T. Data Brasil (Brazil)	127.78	9.23	—	—	(4.08)	132.93
Mediaways (Germany)	689.11	—	—	—	—	689.11
Telefónica Deutschland GmbH (Germany)	10.82	—	—	—	—	10.82
Fieldy Group (Netherlands)	8.09	—	(6.63)	—	—	1.46
Endemol (Netherlands)	833.04	9.15	—	—	—	842.19
Endemol Group (Netherlands)	379.12	128.54	9.42	—	(5.39)	511.69
Atco Group (Argentina)	377.24	—	—	—	(2.24)	375.00
Telefónica Media Argentina (Argentina)	26.70	—	—	—	—	26.70
Atento Perú (Peru)	5.76	—	—	—	(1.63)	4.13
Atento Brasil (Brazil)	132.66	—	—	—	(22.29)	110.37
Terra Brasil Holding (Brazil)	232.50	—	—	(1.32)	0.23	231.41
Terra Chile Holding (Chile)	25.05	—	—	—	—	25.05
Ifigenia Plus (Spain)	11.17	—	(6.45)	—	—	4.72
Lycos (U.S.A.)	309.49	—	(2.22)	—	—	307.27
Lycos companies (U.S.A.)	286.55	—	—	(207.39)	(13.43)	65.73
One Travel.com, Inc. (U.S.A.)	—	3.73	—	17.37	0.10	21.20
Terra Networks, S.A. (Spain)	17.20	58.57	—	—	—	75.77
Emergia Holding, N.V. (Netherlands)	2.30	—	—	—	—	2.30
T.Centroamérica Guatemala (Guatemala)	50.89	—	—	—	(0.66)	50.23
Telefónica El Salvador (El Salvador)	75.46	—	—	—	(8.70)	66.76
Brasilcel and subsidiaries (Brazil)	512.34	246.50	—	—	1.89	760.73
Móviles México and subsidiaries (Mexico)	1,037.16	—	(18.98)	(552.54)	(53.40)	412.24
Other companies	8.92	0.79	(0.26)	(1.02)	—	8.43

	7,607.78	458.69	(52.94)	(755.62)	(108.20)	7,149.71

	Millions of Euros
Consolidation goodwill	Balance at 12/31/02	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Companies accounted for by the equity method:
Venworld (Venezuela)	134.21	—	—	—	—	134.21
Mercador (Brazil)	4.62	—	—	—	—	4.62
Portugal Telecom (Portugal)	218.87	—	—	13.48	—	232.35
Amper (Spain)	5.59	—	—	—	—	5.59
Dts Dª Tv Digital (Spain)	88.11	—	(88.11)	—	—	—
Antena 3 (Spain)	209.48	63.91	(273.39)	—	—	—
Subsidiaries of Antena 3 T.V., S.A.	—	—	—	—	—	—
Pearson (U.K.)	292.99	0.53	—	—	—	293.52
Patagonik (Argentina)	7.31	—	—	—	—	7.31
Sogecable, S.A. (Spain)	—	607.23	—	—	—	607.23
Uno-e Bank (Spain)	130.25	—	—	(130.25)	—	—
One Travel (U.S.A.)	17.37	—	—	(17.37)	—	—
Meditel (Morocco)	5.10	5.46	—	—	—	10.56
Other companies	6.01	—	—	(6.01)	—	—

Total	1,119.91	677.13	(361.50)	(140.15)	—	1,295.39

Total goodwill	8,727.69	1,135.82	(414.44)	(895.77)	(108.20)	8,445.10

	Millions of Euros
Amortization of consolidation goodwill	Balance at 12/31/02	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Fully consolidated companies:
C.T.C. (Chile)	48.70	5.75	(16.55)	0.54	(0.20)	38.24
T. de Argentina and subsidiaries (Argentina)	61.25	28.83	—	(3.46)	(0.17)	86.45
T. Perú Holding (Peru)	4.61	2.49	—	—	—	7.10
Telefónica del Perú (Peru)	41.67	14.23	—	—	—	55.90
Telefónica Multimedia, S.A.C. (Peru)	3.92	0.85	—	—	(0.64)	4.13
Telefónica Móviles Chile, S.A. (Chile)	73.10	14.70	—	(5.71)	(0.68)	81.41
Telesp Participaçoes (Brazil)	14.89	5.43	—	—	—	20.32
Cointel (Argentina)	188.80	21.67	—	—	—	210.47
Goodman (Spain)	1.06	0.42	—	—	—	1.48
Telefónica Internacional (Spain)	72.46	14.02	—	—	—	86.48
Telefónica Móviles (Spain)	10.00	6.40	—	—	—	16.40
T. Data España (Spain)	110.23	2.98	—	—	—	113.21
T. Data Brasil (Brazil)	13.82	7.10	—	—	(2.09)	18.83
Mediaways (Germany)	120.71	38.66	—	—	—	159.37
Telefónica Deutschland GmbH (Germany)	0.50	0.54	—	—	—	1.04
Fieldy Group (Netherlands)	2.01	—	(0.55)	—	—	1.46
Endemol (Netherlands)	100.43	43.18	—	—	—	143.61
Endemol Group (Netherlands)	36.95	24.78	(0.62)	—	—	61.11
Atco Group (Argentina)	317.46	4.38	—	—	—	321.84
Telefónica Media Argentina (Argentina)	3.71	1.33	—	—	—	5.04
Atento Perú (Peru)	0.94	0.25	—	—	(0.31)	0.88
Atento Brasil (Brazil)	18.86	6.17	—	—	(3.81)	21.22
Terra Brasil Holding (Brazil)	120.97	18.36	—	(0.24)	—	139.09
Terra Chile Holding (Chile)	13.57	2.20	—	—	—	15.77
Ifigenia Plus (Spain)	3.73	0.99	—	—	—	4.72
Lycos (U.S.A.)	244.47	8.12	—	—	0.02	252.61
Lycos companies (U.S.A.)	252.91	5.21	—	(207.39)	(8.28)	42.45
One Travel.com, Inc. (U.S.A.)	—	2.04	—	3.58	—	5.62
Terra Networks, S.A. (Spain)	12.05	3.16	—	—	—	15.21
Emergia Holding, N.V. (Netherlands)	0.18	0.12	—	—	—	0.30
T.Centroamérica Guatemala (Guatemala)	3.57	2.81	—	—	(0.27)	6.11
Telefónica El Salvador (El Salvador)	10.56	3.61	—	—	(1.80)	12.37
Brasilcel and subsidiaries (Brazil)	28.95	43.62	—	—	(0.32)	72.25
Móviles México and subsidiaries (Mexico)	88.94	50.39	—	(47.49)	(13.07)	78.77
Other companies	2.63	0.55	0.01	—	(0.01)	3.18

	2,028.61	385.34	(17.71)	(260.17)	(31.63)	2,104.44

Companies accounted for by the equity method:
Venworld (Venezuela)	101.17	4.13	—	—	—	105.30
Mercador (Brazil)	3.56	0.88	—	—	0.07	4.51
Portugal Telecom (Portugal)	52.89	11.37	—	—	—	64.26
Amper (Spain)	1.22	0.28	—	—	—	1.50
Dts Dª Tv Digital (Spain)	16.64	2.20	(18.84)	—	—	—
Antena 3 (Spain)	49.84	5.96	(55.80)	—	—	—
Subsidiaries of Antena 3 T.V, S.A.	—	3.60	(3.60)	—	—	—
Pearson (U.K.)	81.72	12.93	—	—	—	94.65
Patagonik (Argentina)	1.10	0.37	—	—	—	1.47
Sogecable, S.A. (Spain)	—	14.76	—	—	—	14.76
Uno-e Bank (Spain)	17.37	1.93	—	(19.30)	—	—
One Travel (U.S.A.)	3.58	—	—	(3.58)	—	—
Meditel (Morocco)	—	0.37	—	—	—	0.37
Other companies	5.97	(0.01)	—	(5.99)	—	(0.03)

	335.06	58.77	(78.24)	(28.87)	0.07	286.79

Total accumulated amortization	2,363.67	444.11	(95.95)	(289.04)	(31.56)	2,391.23

Unamortized consolidation goodwill	6,364.02	691.71	(318.49)	(606.73)	(76.64)	6,053.87

	Millions of Euros
Consolidation goodwill	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Fully consolidated companies:
C.T.C. (Chile)	148.98	—	(13.28)	(18.12)	(20.51)	97.07
T. de Argentina and subsidiaries (Argentina)	594.50	—	(4.78)	2.96	(11.17)	581.51
T. Perú Holding (Peru)	49.04	—	—	1.37	—	50.41
Telefónica del Perú (Peru)	281.26	—	—	—	—	281.26
Telefónica Multimedia, S.A.C. (Peru)	10.82	—	—	—	(1.65)	9.17
Telefónica Móviles Chile, S.A. (Chile)	325.54	—	—	—	(58.09)	267.45
Telesp Participaçoes (Brazil)	103.01	—	—	3.51	—	106.52
Cti (U.S.A.)	15.64	—	(14.08)	—	—	1.56
Cointel (Argentina)	484.29	—	—	—	—	484.29
Goodman (Spain)	7.96	0.11	—	0.22	—	8.29
Telefónica Internacional (Spain)	281.66	—	—	—	—	281.66
Telefónica Móviles (Spain)	113.21	12.63	—	—	—	125.84
T. Data España (Spain)	154.96	—	—	—	—	154.96
Atlanet s.p.a. (Italy)	65.39	—	—	(65.39)	—	—
T. Data Brasil (Brazil)	220.68	—	—	—	(92.90)	127.78
Mediaways (Germany)	1.225.66	—	(530.00)	(6.55)	—	689.11
Telefónica Deutschland GmbH (Germany)	—	10.82	—	—	—	10.82
Fieldy Group (Netherlands)	35.84	—	(20.49)	—	(7.26)	8.09
Endemol (Netherlands)	826.20	6.84	—	—	—	833.04
Endemol Group (Netherlands)	311.23	89.98	(18.73)	—	(3.36)	379.12
Atco Group (Argentina)	338.43	—	(32.47)	189.29	(118.01)	377.24
Telefónica Media Argentina (Argentina)	18.81	—	(1.83)	9.72	—	26.70
Atento Perú (Peru)	7.58	—	—	(0.11)	(1.71)	5.76
Atento Brasil (Brazil)	157.44	—	—	—	(24.78)	132.66
Terra Brasil Holding (Brazil)	234.91	—	—	—	(2.41)	232.50
Ordenamiento de Links Especializados, S.L.	12.25	—	(5.43)	—	—	6.82
Terra Networks Mexico (Mexico)	266.26	—	(129.47)	0.75	—	137.54
Terra Chile Holding (Chile)	25.05	—	—	—	—	25.05
Terra Networks Argentina (Argentina)	12.06	—	(2.33)	—	—	9.73
Terra Networks Venezuela (Venezuela)	4.49	—	(2.86)	—	—	1.63
Ifigenia Plus (Spain)	11.17	—	—	—	—	11.17
Terra Networks Colombia (Colombia)	21.53	—	(14.67)	—	—	6.86
Lycos (U.S.A.)	884.37	—	(574.88)	—	—	309.49
Lycos companies (U.S.A.)	727.05	—	(383.45)	39.08	(96.13)	286.55
Bumeran (Spain)	8.13	0.28	(4.09)	—	—	4.32
Terra Networks, S.A. (Spain)	17.78	(0.58)	—	—	—	17.20
Emergia Holding, N.V. (Netherlands)	2.30	49.65	(49.65)	—	—	2.30
Tele Sudeste Celular (Brazil)	174.40	—	(60.43)	(113.97)	—	—
Tele Leste Celular (Brazil)	—	8.26	(6.41)	(1.85)	—	—
Crt Celular (Brazil)	353.08	0.54	(176.81)	(176.81)	—	—
T.Centroamérica Guatemala (Guatemala)	10.02	41.40	—	—	(0.53)	50.89
Telefónica El Salvador (El Salvador)	64.72	19.82	—	—	(9.08)	75.46
Corporativo Del Norte (Mexico)	230.51	0.70	(18.50)	(212.71)	—	—
Corporativo Integral Comunicación (Mexico)	137.86	0.02	(11.03)	(126.85)	—	—
Brasilcel and subsidiaries (Brazil)	—	268.69	—	243.65	—	512.34
Móviles México and subsidiaries (Mexico)	140.40	598.44	—	342.19	(43.87)	1,037.16
I.O.Box (Finland)	233.45	—	(154.47)	(3.25)	—	75.73
Other companies	31.31	5.59	(8.91)	0.30	—	28.29

	9,381.23	1,113.19	(2,239.05)	107.43	(491.46)	7,871.34

	Millions of Euros
Consolidated goodwill	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Companies accounted for by the equity method:
Venworld (Venezuela)	134.21	—	—	—	—	134.21
Mercador (Brazil)	11.12	—	(6.50)	—	—	4.62
Portugal Telecom (Portugal)	274.12	—	—	(55.25)	—	218.87
Torneos y Competencias (Argentina)	45.10	—	(33.92)	—	—	11.18
Amper (Spain)	5.59	—	—	—	—	5.59
Dts Dª Tv Digital (Spain)	88.11	—	—	—	—	88.11
Antena 3 (Spain)	209.48	—	—	—	—	209.48
Pearson (U.K.)	479.70	—	(173.38)	(13.33)	—	292.99
Tick Tack Ticket (Spain)	4.15	—	(3.63)	—	—	0.52
Patagonik (Argentina)	7.31	—	—	—	—	7.31
Lideres Entertainment Group (U.S.A.)	20.19	—	(18.18)	—	—	2.01
Atlanet (Italy)	—	—	(59.14)	65.40	—	6.26
Uno-e Bank (Spain)	130.25	—	—	—	—	130.25
One Travel (U.S.A.)	14.12	3.25	—	—	—	17.37
Meditel (Morocco)	—	5.10	—	—	—	5.10
Andalucía Digital Multimedia (Spain)	6.13	—	—	—	—	6.13
Other companies	203.82	—	(40.07)	(96.86)	(5.11)	61.78

Total	1,633.40	8.35	(334.82)	(100.04)	(5.11)	1,201.78

Total goodwill	11,014.63	1,121.54	(2,573.87)	7.39	(496.57)	9,073.12

	Millions of Euros
Amortization of consolidation goodwill	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Fully consolidated companies:
C.T.C. (Chile)	55.75	8.68	(3.29)	(7.82)	(4.62)	48.70
T. de Argentina and subsidiaries (Argentina)	35.35	29.56	—	0.47	(4.13)	61.25
T. Perú Holding (Peru)	2.11	2.50	—	—	—	4.61
Telefónica del Perú (Peru)	27.44	14.23	—	—	—	41.67
Telefónica Multimedia, S.A.C. (Peru)	3.56	1.00	—	—	(0.64)	3.92
Telefónica Móviles Chile, S.A. (Chile)	66.14	14.54	—	—	(7.58)	73.10
Telesp Participaçoes (Brazil)	9.46	5.43	—	—	—	14.89
Cti (U.S.A.)	0.78	0.78	—	—	—	1.56
Cointel (Argentina)	167.13	21.67	—	—	—	188.80
Goodman (Spain)	0.42	0.42	—	0.22	—	1.06
Telefónica Internacional (Spain)	58.44	14.02	—	—	—	72.46
Telefónica Móviles (Spain)	3.97	6.03	—	—	—	10.00
T. Data España (Spain)	107.25	2.98	—	—	—	110.23
Atlanet s.p.a. (Italy)	4.63	—	—	(4.63)	—	—
T. Data Brasil (Brazil)	5.43	8.30	—	—	0.09	13.82
Mediaways (Germany)	73.66	48.81	—	(1.76)	—	120.71
Telefónica Deutschland GmbH (Germany)	—	0.50	—	—	—	0.50
Fieldy Group (Netherlands)	1.44	0.57	—	—	—	2.01
Endemol (Netherlands)	58.43	42.00	—	—	—	100.43
Endemol Group (Netherlands)	16.80	20.51	—	(0.36)	—	36.95
Atco Group (Argentina)	87.29	7.11	—	223.06	—	317.46
Telefónica Media Argentina (Argentina)	26.32	1.43	—	(24.04)	—	3.71
Atento Perú (Peru)	0.97	0.34	—	(0.17)	(0.20)	0.94
Atento Brasil (Brazil)	14.47	7.42	—	(0.66)	(2.37)	18.86
Terra Brasil Holding (Brazil)	102.13	18.84	—	—	—	120.97
Ordenamiento de Links Especializados, S.L.	5.95	0.87	—	—	—	6.82
Terra Networks Mexico (Mexico)	116.40	20.37	—	0.77	—	137.54
Terra Chile Holding (Chile)	11.38	2.19	—	—	—	13.57
Terra Networks Argentina (Argentina)	9.39	0.34	—	—	—	9.73
Terra Networks Venezuela (Venezuela)	1.24	0.39	—	—	—	1.63
Ifigenia Plus (Spain)	2.74	0.99	—	—	—	3.73
Terra Networks Colombia (Colombia)	4.93	1.93	—	—	—	6.86
Lycos (U.S.A.)	123.88	120.59	—	—	—	244.47
Lycos companies (U.S.A.)	162.29	70.60	—	39.07	(19.05)	252.91
Bumeran (Spain)	3.63	0.69	—	—	—	4.32
Terra Networks, S.A. (Spain)	11.31	0.74	—	—	—	12.05
Emergia Holding, N.V. (Netherlands)	0.06	0.12	—	—	—	0.18
Tele Sudeste Celular (Brazil)	8.17	6.52	(7.22)	(7.47)	—	—
Tele Leste Celular (Brazil)	—	0.56	(0.43)	(0.13)	—	—
Crt Celular (Brazil)	22.32	20.28	(21.30)	(21.30)	—	—
T.Centroamérica Guatemala (Guatemala)	1.22	2.51	—	—	(0.16)	3.57
Telefónica El Salvador (El Salvador)	7.97	4.04	—	—	(1.45)	10.56
Corporativo Del Norte (Mexico)	5.76	8.67	(1.15)	(13.28)	—	—
Corporativo Integral Comunicación (Mexico)	3.44	5.17	(0.69)	(7.92)	—	—
Brasilcel and subsidiaries (Brazil)	—	—	—	28.95	—	28.95
Móviles México and subsidiaries (Mexico)	61.29	19.55	—	21.37	(13.27)	88.94
I.O.Box (Finland)	57.06	18.67	—	—	—	75.73
Other companies	13.45	7.34	(0.02)	1.23	—	22.00

	1,563.25	590.80	(34.10)	225.60	(53.38)	2,292.17

	Millions of Euros
Amortization of consolidation goodwill	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Companies accounted for by the equity method:
Venworld (Venezuela)	97.04	4.13	—	—	—	101.17
Mercador (Brazil)	1.12	1.05	—	—	1.39	3.56
Portugal Telecom (Portugal)	44.79	8.10	—	—	—	52.89
Torneos y Competencias (Argentina)	8.93	2.26	—	(0.01)	—	11.18
Amper (Spain)	0.94	0.28	—	—	—	1.22
Dts Dª Tv Digital (Spain)	12.24	4.40	—	—	—	16.64
Antena 3 (Spain)	39.49	10.36	—	(0.01)	—	49.84
Pearson (U.K.)	60.06	21.65	—	0.01	—	81.72
Tick Tack Ticket (Spain)	0.10	0.41	—	0.01	—	0.52
Patagonik (Argentina)	0.74	0.36	—	—	—	1.10
Líderes Entertainment Group (U.S.A.)	1.01	1.01	—	(0.01)	—	2.01
Atlanet (Italy)	—	1.63	—	4.63	—	6.26
Uno-e Bank (Spain)	4.34	13.03	—	—	—	17.37
One Travel (U.S.A.)	2.08	1.50	—	—	—	3.58
Meditel (Morocco)	—	—	—	—	—	—
Andalucía Digital Multimedia (Spain)	0.62	5.51	—	—	—	6.13
Other companies	48.94	1.01	(2.32)	14.11	—	61.74

	322.44	76.69	(2.32)	18.73	1.39	416.93

Total accumulated amortization	1,885.69	667.49	(36.42)	244.33	(51.99)	2,709.10

Unamortized consolidation goodwill	9,128.94	454.05	(2,537.45)	(236.94)	(444.58)	6,364.02

EXHIBIT IV

MINORITY INTERESTS

This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies.

As of December 31, 2003, the balance of this caption comprised the holdings of minority stockholders in the following companies:

	Millions of Euros
Company	% of Ownership	Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/03
Terra Network, S.A.	24.71%	782.50	(98.83)	(85.37)	42.75	641.05
C.T.C., S.A.	56.36%	754.67	54.28	30.87	—	839.82
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	30.00%	9.24		2.27	—	11.51
Lola Films, S.A.	30.00%	9.11	—	(1.51)	—	7.60
Impresora y Comercial Publiguias, S.A.	49.00%	17.72	(4.19)	6.54	—	20.07
Telefónica Argentina, S.A.	1.97%	0.06	(2.44)	(2.79)	—	(5.17)
Telefónica del Perú, S.A.	2.79%	22.43	(0.03)	0.18	—	22.58
Telefónica Larga Distancia, Inc.	2.00%	1.52	0.02	(0.14)	—	1.40
Telefónica Publicidad e Información, S.A.	40.10%	49.47	(1.12)	36.02	—	84.37
Telesp Participaçoes, S.A.	12.51%	338.06	(2.87)	75.87	—	411.06
Telefónica Móviles, S.A.	7.56%	274.27	(90.36)	121.55	—	305.46
Group 3G UMTS Holding, GmbH (Note 14)	42.80%	(382.44)	—	—	—	(382.44)
Telefónica Móviles Argentina, S.A.	2.07%	(11.71)	0.35	1.65	—	(9.71)
Telefónica Finance USA	100.00%	1,916.31	—	83.69	—	2,000.00
Brasilcel (holdings)	50.00%	383.81	2.63	21.88	(20.34)	387.98
Telefónica Móviles México, S.A.	8.00%	133.27	(20.59)	(42.40)	—	70.28
Other companies	—	41.59	(11.98)	(2.82)	(6.43)	20.36

Total		4,339.88	(175.13)	245.49	15.98	4,426.22

As of December 31, 2002, the balance of this caption comprised the holdings of minority stockholders in the following companies:

	Millions of Euros
Company	% of Ownership	Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/02
Terra Network, S.A.	61.42%	3,399.38	(211.32)	(1,233.85)	—	1,954.21
C.T.C., S.A.	56.36%	726.03	69.11	3.05	—	798.19
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	30.00%	8.22	—	2.02	—	10.24
Impresora y Comercial Publiguias, S.A.	49.00%	15.78	(4.49)	5.00	—	16.29
Telefónica Argentina, S.A.	1.97%	14.99	1.87	(18.71)	—	(1.85)
Telefónica del Perú, S.A.	1.98%	36.54	(18.29)	0.24	—	18.49
Telefónica Larga Distancia, Inc.	2.00%	1.92	0.01	(0.10)	—	1.83
Telefónica Publicidad e Información, S.A.	40.10%	42.03	(1.95)	30.17	—	70.25
Telesp Participaçoes, S.A.	12.58%	446.74	(12.75)	47.13	—	481.12
Telefónica Móviles, S.A.	7.57%	606.66	(85.79)	(281.94)	—	238.93
Group 3G UMTS Holding, GmbH	42.80%	3,941.68	—	(4,324.12)	—	(382.44)
Telefónica Móviles Argentina, S.A.	2.07%	3.13	(7.92)	(6.93)	—	(11.72)
Telefónica Finance USA	99.99%	2,000.00	—	—	—	2,000.00
Brasilcel (holdings)	50.00%	216.00	—	—	36.05	252.05
Telefónica Móviles México, S.A.	8.00%	149.94	(3.05)	(13.64)	—	133.25
Emergia Holding N.V.	0.00%	—	—	(11.70)	11.70	—
Other companies		36.13	(9.76)	7.77	(0.05)	34.09

Total		11,645,17	(284.33)	(5,795.61)	47.70	5,612.93

Variations in minority interests

The variations in minority interests in 2003 were as follows:

Company	Balance at 12/31/02	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions and Capital Reductions	Dividends Paid	Balance at 12/31/03
C.T.C., S.A.	798.19	—	30.87	6.73	15.84	—	(11.81)	839.82
Terra Network, S.A.	1,954.21	—	(85.37)	(16.15)	(4.22)	(1,207.42)	—	641.05
Fonditel	10.24	—	2.27	—	(1.00)	—	—	11.51
Lola Films, S.A.	3.24	6.00	(1.51)	—	(0.13)	—	—	7.60
Impresora y Comercial Publiguias, S.A.	16.29	—	6.54	(0.32)	0.01	—	(2.45)	20.07
Telefónica de Argentina, S.A.	(1.85)	—	(2.79)	(0.53)	—	—	—	(5.17)
Telefónica del Perú, S.A.	18.49	—	0.18	(3.86)	8.88	—	(1.11)	22.58
Telefónica del Salvador, S.A.	4.24	—	(1.06)	(0.61)	—	—	(0.14)	2.43
Telefónica Larga Distancia Inc.	1.83	—	(0.14)	(0.29)	—	—	—	1.40
Telefónica Publicidad e Información, S.A.	70.25	—	36.02	(6.98)	1.14	—	(16.06)	84.37
Telesp Participaçoes, S.A.	481.12	—	75.87	(16.66)	1.73	—	(131.00)	411.06
Telefónica Móviles, S.A.	238.93	—	121.55	(4.33)	6.60	—	(57.29)	305.46
Group 3G UMTS Holding, GmbH (Note 1)	(382.44)	—	—	—	—	—	—	(382.44)
Endemol Entertainment Holding, N.V.	1.97	4.12	1.74	(0.05)	(0.52)	—	(0.98)	6.28
Telefónica Móviles Argentina, S.A.	(11.72)	—	1.65	0.35	0.01	—	—	(9.71)
Telefónica Centroamérica Guatemala, S.A.	0.12	—	(0.01)	(0.02)	—	—	—	0.09
Movitel del Noroeste, S.A.	(0.30)	—	(1.47)	(0.64)	4.05	—	—	1.64
Telefónica Finance USA	2,000.00	—	83.69	—	0.46	—	(84.15)	2,000.00
Telefónica Móviles México, S.A.	133.25	—	(42.40)	(20.59)	0.02	—	—	70.28
Brasilcel (holdings)	252.05	142.06	21.88	2.63	(25.97)	—	(4.67)	387.98
Antena 3 Televisión, S.A.	—	240.38	4.01	—	—	(244.39)	—	—
Other companies	24.82	3.50	(6.03)	0.45	(12.42)	(0.40)	—	9.92

Total	5,612.93	396.06	245.49	(60.87)	(5.52)	(1,452.21)	(309.66)	4,426.22

The variations in minority interests in 2002 were as follows:

Company	Balance at 12/31/01	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions and Capital Reductions	Dividends Paid	Balance at 12/31/02
Celular C.R.T Participacoes, S.A.	155.50	—	32.06	(81.81)	(105.75)	—	—	—
C.T.C., S.A.	1,093.99	—	3.05	(229.30)	(67.74)	—	(1.81)	798.19
Terra Network, S.A.	3,440.66	—	(1,233.85)	(136.40)	(29.50)	(86.70)	—	1,954.21
Fonditel	8.94	—	2.02	—	(0.72)	—	—	10.24
Lola Films, S.A.	1.58	5.40	(2.61)	—	(1.13)	—	—	3.24
Impresora y Comercial Publiguias, S.A.	14.77	—	5.00	(3.82)	0.34	—	—	16.29
Telefónica de Argentina, S.A.	23.98	—	(18.71)	(7.66)	0.54	—	—	(1.85)
Telefónica del Perú, S.A.	21.47	—	0.24	(2.89)	(0.33)	—	—	18.49
Telefónica del Salvador, S.A.	38.30	—	(4.38)	(2.45)	(27.23)	—	—	4.24
Telefónica Larga Distancia Inc.	1.48	—	(0.10)	0.45	—	—	—	1.83
Telefónica Publicidad e Información, S.A.	56.11	—	30.17	(1.04)	(0.22)	—	(14.77)	70.25
Telesp Participaçoes, S.A.	874.33	—	47.13	(348.84)	(0.01)	—	(91.49)	481.12
Tele Sudeste Celular participacoes, S.A.	102.84	—	5.65	(47.78)	(59.93)	—	—	0.78
Telefónica Móviles, S.A.	521.19	18.50	(281.94)	(56.72)	37.90	—	—	238.93
Group 3G UMTS Holding, GmbH (Note 1)	890.32	3,051.36	(4,324.12)	—	—	—	—	(382.44)
Tele Leste Celular Participacoes, S.A.	—	—	(1.65)	(49.10)	50.75	—	—	—
Atlanet, S.p.a.	136.87	—	(33.48)	—	(99.79)	—	—	3.60
Endemol Entertainment Holding, N.V.	15.86	0.33	4.07	(0.38)	(0.04)	(17.31)	(0.56)	1.97
Telefónica Móviles Argentina, S.A.	(4.57)	—	(6.93)	(0.22)	—	—	—	(11.72)
Telefónica Centroamérica Guatemala, S.A.	(2.13)	—	(3.46)	1.00	4.71	—	—	0.12
Movitel del Noroeste, S.A.	6.10	—	(0.25)	(0.81)	(5.34)	—	—	(0.30)
Emergia Holding N.V.	12.02	—	(11.70)	(0.36)	0.04	—	—	—
Telefónica Finance USA	—	2,000.00	—	—	—	—	—	2,000.00
Telefónica Móviles México, S.A.	—	166.13	(13.64)	(19.24)	—	—	—	133.25
Brasilcel (holdings)	—	82.92	—	—	169.13	—	—	252.05
Other companies	23.94	1.01	11.82	(3.14)	(8.38)	(4.32)	(0.49)	20.44

Total	7,433.55	5,325.65	(5,795.61)	(990.51)	(142.70)	(108.33)	(109.12)	5,612.93

EXHIBIT V

Debentures and bonds

The detail of the debentures and bonds outstanding as of December 31, 2003, and of the main features thereof is as follows (in millions of euros):

Telefónica and instrumentality companies	Currency	Interest Rate %	Maturing in					Subsequent Years	Total
			2004	2005	2006	2007	2008
Debentures and bonds:
FEBRUARY 1990 SERIES B	Euros	12.60	—	8.22	—	—	—	—	8.22
FEBRUARY 1990 SERIES C	Euros	12.60	—	—	—	—	—	3.76	3.76
FEBRUARY 1990 SERIES E	Euros	12.85	—	66.79	—	—	—	—	66.79
FEBRUARY 1990 SERIES F	Euros	12.58	—	—	—	—	—	7.24	7.24
DECEMBER 1990	Euros	13.58	—	629.77	—	—	—	—	629.77
OCTOBER 2004 C	Euros	8.25	69.24		—	—	—	—	69.24
APRIL 1999	Euros	4.50	—	—	—	—	—	500.00	500.00
JUNE 1999	Euros	2.65	—	—	—	—	—	300.00	300.00
JULY 1999 zero-coupon	Euros	6.37	—	—	—	—	—	39.48	39.48
MARCH 2000	Euros	4.58 (*)	—	—	—	—	—	50.00	50.00
APRIL 2000	Euros	5.63	—	—	—	500.00		—	500.00

Debentures subtotal:			69.24	704.78	—	500.00	—	900.48	2,174.50

EMTN ISSUE	Euros	Libor+0.07	74.82		—	—	—	—	74.82
MARCH 1998	Euros	4.84	—	—	—	—	420.71	—	420.71
EMTN ISSUE	JPY	1.23	45.91	0	—	—	—	—	45.91
GLOBAL BOND	USD	7.35	—	989.71	—	—	—	—	989.71
GLOBAL BOND	USD	7.75	—	—	—	—	—	1,979.40	1,979.40
GLOBAL BOND	USD	8.25	—	—	—	—	—	989.71	989.71
GLOBAL BOND	Euros	6.13	—	—	1,000.00	—	—	—	1,000.00
EMTN ISSUE	Euros	4.90	39.50	—	—	—	—	—	39.50
EMTN ISSUE	Euros	Euribor+0.70	1,000.00	0	—	—	—	—	1,000.00
EMTN ISSUE	Euros	5.12	—	—	1,000.00		—	—	1,000.00
EMTN ISSUE	Euros	0.15	—	50.00	—	—	—	—	50.00
EMTN ISSUE	Euros	Eonia+0.30	80.00	—	—	—	—	—	80.00
EMTN ISSUE	Euros	Eonia+0.47	—	100.00	—	—	—	—	100.00
EMTN ISSUE	Euros	5.875%	—	—	—	—	—	500.00	500.00
EMTN ISSUE	Euros	5.125%	—	—	—	—	—	1,500.00	1,500.00
EMTN ISSUE	Euros	BNP EONIA 01+23 bp	—	100.00	—	—	—	—	100.00
EMTN ISSUE	Euros	Eonia OIS+ 0.17	—	50.00	—	—	—	—	50.00
EMTN ISSUE	Euros	3m Euribor + 0.18	—	—	100.00	—	—	—	100.00
EMTN ISSUE	Euros	3m Euribor + 0.14	—	100.00	—	—	—	—	100.00
EMTN ISSUE	Euros	3m Euribor + 0.18	—	—	200.00	—	—	—	200.00

Bonds subtotal			1,240.23	1,389.71	2,300.00	—	420.71	4,969.11	10,319.76

Total issues			1,309.47	2,094.49	2,300.00	500.00	420.71	5,869.59	12,494.26

(*)	The interest rate used (which is floating and set annually) is that of a 10-year pound sterling swap interest rate multiplied by 1,0225.

(**)	Structured issue with a final rate of 3-month EUR + 40 bp.

Foreign operators Debentures and bonds	Currency	Interest Rate %	Maturing in					Subsequent Years	Total
			2004	2005	2006	2007	2008
Debentures and bonds
Yankee Bonds	USD	7.63	—	—	148.23	—	—	—	148.23
Yankee Bonds	USD	8.38	—	—	157.95	—	—	—	157.95
Eurobonds	Euros	5.43	130.98	—	—	—	—	—	130.98
Series F	UF	6.00	1.61	1.61	1.61	1.61	1.61	12.06	20.11
Series K 1998	UF	6.75	0.17	0.85	1.53	2.22	2.90	82.35	90.02

CTC CHILE:			132.76	2.46	309.32	3.83	4.51	94.41	547.29

Bonds 1st Program T. Perú (1)	New Soles	VAC+6.94	—	—	24.83	—	—	—	24.83
Bonds 1st Program T. Perú (2)	New Soles	VAC+7.00	—	—	—	—	—	10.80	10.80
Bonds 2nd Program T. Perú (3)	New Soles	VAC+6.19	—	—	23.55	—	—	—	23.55
Bonds 2nd Program T. Perú (4)	New Soles	6.38	3.83	—	—	—	—	—	3.83
Bonds 2nd Program T. Perú (5)	New Soles	VAC+6.25	—	—	—	2.86	—	—	2.86
Bonds 2nd Program T. Perú (6)	New Soles	7.75	2.17	—	—	—	—	—	2.17
Bonds 2nd Program T. Perú (7)	USD	4.38	—	27.71	—	—	—	—	27.71
Bonds 2nd Program T. Perú (7-Series B)	USD	4.00	—	9.48	—	—	—	—	9.48
Bonds 2nd Program T. Perú (8)	New Soles	6.50	—	17.14	—	—	—	—	17.14
Bonds 2nd Program T. Perú (8-Series B)	New Soles	6.19	—	3.43	—	—	—	—	3.43
Bonds 2nd Program T. Perú (9)	USD	2.44	—	16.72	—	—	—	—	16.72
Bonds 3rd Program T. Perú	New Soles	VAC+5	—	—	—	—	—	11.45	11.45
Bonds 6th Program T. Perú	New Soles	5.19	—	16.00	—	—	—	—	16.00
Bonds 7th Program T. Perú	New Soles	7.9375	—	—	—	—	14.44	—	14.44
Bonds 8th Program T. Perú	USD	3.81	—	—	—	—	—	13.34	13.34
Bonds 9th Program T. Perú	USD	3.13	—	—	—	15.84	—	—	15.84

Telefónica del Perú:			6.00	90.48	48.38	18.70	14.44	35.59	213.59

Marketable debentures	USD	11.88	62.55	—	—	—	—	—	62.55
Marketable debentures	USD	9.13	—	—	—	—	99.48	—	99.48
Marketable debentures	USD	9.79	—	—	56.51	—	—	—	56.51
Marketable debentures August 2003	USD	11.88	—	—	—	150.20	—		150.20
Marketable debentures August 2003	USD	9.12	—	—	—	—	—	174.20	174.20
Marketable debentures August 2003	USD	8.85	—	—	—	—	—	117.30	117.30
Marketable debentures August 2003	ARS	10.38	—	—	—	—	—	0.02	0.02

TASA			62.55	—	56.51	150.20	99.48	291.52	660.26

Marketable debentures			—	—	5.98	—	—	—	5.98

CEI			—	—	5.98	—	—	—	5.98

Series A 1997	USD	8.85	178.15	—	—	—	—	—	178.15
Series B 1997	ARP	10.38	47.29	—	—	—	—	—	47.29

Cointel			225.44	—	—	—	—	—	225.44

Marketable debentures	BRL	104.60	—	—	—	—	69.44	—	69.44
Marketable debentures	USD	6.75	59.38						59.38

Brasilcel			59.38	—	—	—	69.44	—	128.82

Total issues			486.13	92.94	420.19	172.73	187.87	421.52	1,781.38

Consolidation adjustments			(143.09)	(18.32)	—	(3.28)	—	(49.73)	(214.42)

Total Group issues			1,652.51	2,169.11	2,720.19	669.45	608.58	6,241.38	14,061.22

The detail of the maturities and redemption values of the zero-coupon bonds and debentures as of December 31, 2003, is as follows (in millions of euros):

Zero-coupon Bonds and Debentures (Issue value + Accrued Interest at 12/31/03)	Redemption Date	Redemption Rate	Book Value	Redemption Value
DEBENTURES
FEBRUARY 1990 SERIES E	02/26/05	613.338%	66.79	76.79
FEBRUARY 1990 SERIES F	02/26/10	1,069.470%	7.24	15.04
DECEMBER 1990	12/28/05	675.000%	629.77	811.37
JULY 1999	07/21/29	637.638%	39.48	191.29

Total issues			743.28	1,094.49

EXHIBIT VI

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2003, is as follows:

Type of Risk	Millions
	Equivalent Euro Value	Group Receives		Group Pays
		Value	Currency	Value	Currency
Euro interest rate swaps	6,479.85
-from fixed to floating	1,422.22	1,422.22	EUR	1,422.22	EUR
-from floating to fixed	4,075.18	4,075.18	EUR	4,075.18	EUR
-from floating to floating	982.45	982.45	EUR	982.45	EUR
Cross-currency swaps	4,460.87
-from fixed to floating	2,984.39
USD/USD	2,984.39	3,769.29	USD	3,769.29	USD
-from floating to fixed	1,476.48
USD/USD	855.11	1,080.00	USD	1,080.00	USD
BRL/BRL	304.19	1,110.00	BRL	1,110.00	BRL
GBP/GBP	113.51	80.00	GBP	80.00	GBP
MXN/MXN	203.67	2,890.25	MXN	2,890.25	MXN
Exchange rate swaps	11,319.65
-from fixed to fixed	2,163.92
EUR/USD	104.67	126.41	EUR	132.20	USD
JPY/USD	59.08	7,778.82	JPY	74.62	USD
USD/EUR	2,000.17	1,847.46	USD	2,000.17	EUR
-from fixed to floating	1,741.87
EUR/USD	86.05	102.25	EUR	108.68	USD
EUR/BRL	24.92	26.00	EUR	90.92	BRL
JPY/EUR	56.95	6,200.00	JPY	56.95	EUR
JPY/BRL	84.20	11,890.82	JPY	307.25	BRL
USD/EUR	531.40	543.83	USD	531.40	EUR
USD/BRL	958.35	1,247.28	USD	3,497.07	BRL
-from floating to fixed	1,274.97
EUR/BRL	78.97	96.99	EUR	288.17	BRL
EUR/MAD	31.49	33.76	EUR	349.09	MAD
USD/EUR	874.97	827.73	USD	874.97	EUR
USD/BRL	95.72	290.00	USD	349.30	BRL
USD/PEN	167.64	210.00	USD	733.41	PEN
USD/MXN	26.18	36.43	USD	371.55	MXN
-from floating to floating	6,138.89
EUR/USD	1,027.35	1,191.84	EUR	1,297.54	USD
EUR/GBP	283.77	303.72	EUR	200.00	GBP
EUR/BRL	138.21	208.02	EUR	504.32	BRL
JPY/BRL	242.29	29,762.50	JPY	884.11	BRL
USD/EUR	4,147.02	4,015.89	USD	4,147.02	EUR
USD/MXN	300.25	421.63	USD	4,260.89	MXN
Forwards	1,378.52
USD/EUR	215.07	265.21	USD	215.07	EUR
EUR/USD	31.73	40.28	EUR	40.08	USD
USD/ARS	41.24	50.18	USD	152.62	ARS
USD/CLP	83.69	91.00	USD	62,760.91	CLP
USD/UFC	839.60	928.48	USD	37.21	UFC
PEN/USD	7.92	34.91	PEN	10.00	USD
USD/PEN	159.27	193.50	USD	696.80	PEN

Equity swaps	323.95

Subtotal	23,962.84

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	2,401.39
-Caps & Floors	2,242.72
US DOLLAR	158.35	200.00	USD
EURO CURRENCY	2,084.37	2,084.37	EUR
-Swaptions	79.33
EURO CURRENCY	79.33	79.33	EUR
-Interest rate options	79.33	79.33	EUR
Exchange rate options	3,837.43
USD/ARS	59.38	75.00	USD
EUR/USD	1,150.00	1,150.00	EUR
USD/EUR	2,126.48	2,685.75	USD
EUR/MXN	243.02	243.02	EUR
USD/BRL	241.25	304.70	USD
EUR/BRL	17.30	17.30	BRL

Stock options	713.63

Subtotal	6,952.45

Total	30,915.29

Note:	The stock option position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of €11.43. Also, there are combinations of call options bought at €11.02, call options sold at €12.07 and put options sold at €10.56 with a total positive delta of 4.7 million shares.

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2002, is as follows:

Type of Risk	Millions
	Equivalent Euro Value	Group Receives		Group Pays
		Value	Currency	Value	Currency
Euro interest rate swaps	5,025.36
-from fixed to floating	1,348.92	1,348.92	EUR	1,348.92	EUR
-from floating to fixed	2,713.11	2,713.11	EUR	2,713.11	EUR
-from floating to floating	963.33	962.95	EUR	963.33	EUR
Cross-currency swap	8,493.29
-from fixed to floating	2,472.85
USD/USD	2,462.10	2,582.00	USD	2,582.00	USD
BRL/BRL	10.75	39.85	BRL	39.85	BRL
-from floating to fixed	5,520.53
USD/USD	5,363.15	5,624.33	USD	5,624.33	USD
GBP/GBP	122.98	80.00	GBP	80.00	GBP
MXN/MXN	34.40	372.00	MXN	372.00	MXN
-from floating to floating	499.91
USD/USD	476.78	500.00	USD	500.00	USD
BRL/BRL	23.13	85.70	BRL	85.70	BRL
Cross-currency swap	16,096.81
-from fixed to fixed	687.23
EUR/USD	193.28	194.39	EUR	202.69	USD
JPY/USD	80.64	8,816.00	JPY	84.57	USD
USD/EUR	70.61	65.00	USD	70.61	EUR
USD/JPY	132.29	136.00	USD	16,456.00	JPY
USD/BRL	116.97	180.00	USD	433.43	BRL
BRL/USD	93.44	363.28	BRL	98.00	USD
-from fixed to floating	1,794.67
EUR/USD	101.08	100.00	EUR	106.00	USD
JPY/EUR	113.90	12,400.00	JPY	113.90	EUR
JPY/USD	129.68	16,456.00	JPY	136.00	USD
JPY/BRL	77.99	14,275.02	JPY	289.00	BRL
USD/EUR	119.58	109.00	USD	119.58	EUR
USD/BRL	1,252.42	1,720.72	USD	4,640.69	BRL
-from floating to fixed	1,791.40
EUR/JPY	49.84	56.95	EUR	6,200.00	JPY
EUR/BRL	77.77	96.99	EUR	288.17	BRL
EUR/MAD	32.70	33.76	EUR	349.09	MAD
USD/EUR	1,357.18	1,247.73	USD	1,357.18	EUR
USD/BRL	39.84	57.00	USD	147.62	BRL
USD/PEN	81.14	85.00	USD	299.09	PEN
USD/MXN	41.64	45.00	USD	450.33	MXN
BRL/USD	111.29	427.17	BRL	116.70	USD
-from floating to floating	11,823.51
EUR/USD	5,955.34	6,025.88	EUR	6,245.36	USD
EUR/GBP	384.32	387.08	EUR	250.00	GBP
JPY/EUR	282.00	30,000.00	JPY	282.00	EUR
USD/EUR	4,865.52	4,560.34	USD	4,865.52	EUR
USD/MXN	336.33	362.50	USD	3,637.33	MXN
Forwards	1,591.84
USD/EUR	38.67	37.61	USD	38.67	EUR
EUR/USD	61.95	65.37	EUR	64.97	USD
USD/CLP	39.46	41.26	USD	29,737.41	CLP
USD/UFC	1,005.61	1,119.40	USD	45.26	UFC
USD/PEN	446.14	451.83	USD	1,644.57	PEN

Subtotal	31,207.30

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	4,912.72
-Caps & Floors	3,705.14
US DOLLAR	1,695.40	1,777.96	USD
EURO CURRENCY	2,009.74	2,009.74	EUR
-Swaptions	1,128.25
US DOLLAR	1,048.92	1,100.00	USD
EURO CURRENCY	79.33	79.33	EUR
-Interest rate options	79.33	79.33	EUR
Exchange rate options	411.96
USD/BRL	15.73	16.50	USD
USD/MXN	286.07	300.00	USD
BRL/USD	32.39	120.00	BRL
BRL/EUR	77.77	288.17	BRL
Equity swaps	377.05

Subtotal	5,701.73

Total	36,909.02

The detail, by maturity, of the hedging transactions arranged as of December 31, 2003, is as follows:

	Millions of Euros
	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With underlying instrument
Promissory notes
Loans	19,447.86	8,653.82	4,022.45	3,660.52	3,111.07
In national currency	8,206.08	3,819.97	817.86	2,832.91	735.34
In foreign currencies	11,241.78	4,833.85	3,204.59	827.61	2,375.73
MTN debentures and bonds	4,603.66	1,892.29	935.86	142.52	1,632.99
In national currency	605.82	2.12	—	—	603.70
In foreign currencies	3,997.84	1,890.17	935.86	142.52	1,029.29
Preferred shares	1,500.00	—	—	—	1,500.00
In national currency	1,500.00				1,500.00
Other assets and liabilities	4,326.18	4,266.57	31.81	27.80	—
Swaps	467.64	408.03	31.81	27.80	—
Exchange rate options	3,837.43	3,837.43	—	—	—
Forward	21.11	21.11	—	—	—
Subtotal	29,877.70	14,812.68	4,990.12	3,830.84	6,244.06

Shares	1,037.58	1,037.58
Swaps	323.95	323.95	—	—	—
Stock options	713.63	713.63	—	—	—

Total	30,915.28	15,850.26	4,990.12	3,830.84	6,244.06

Note:	The stock options position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of €11.43. Also, there are combinations of call options bought at €11.02, call options sold at €12.07 and put options sold at €10.56 with a total positive delta of 4.7 million shares.

The detail, by maturity, of the hedging transactions arranged as of December 31, 2002, is as follows:

	Millions of Euros
	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With underlying instrument
Promissory notes
Loans	23,409.96	5,850.00	12,229.59	2,583.20	2,747.17
In national currency	12,163.29	1,656.69	6,248.78	2,181.57	2,076.25
In foreign currencies	11,246.67	4,193.31	5,980.81	401.63	670.92
MTN debentures and bonds	9,574.61	5,305.94	2,931.18	138.27	1,199.22
In national currency	509.74	—	149.64	—	360.10
In foreign currencies	9,064.87	5,305.94	2,781.54	138.27	839.12
Liability	3,547.40	1,160.59	715.17	—	1,671.64
Swaps	491.17	81.14	238.39	—	171.64
Exchange rate options	125.89	125.89	—	—	—
Interest rate options	2,930.34	953.56	476.78	—	1,500.00
Forward	—	—	—	—	—
Shares	377.05	377.05	—	—	—

Total	36,909.02	12,693.58	15,875.94	2,721.47	5,618.03

Translation of a report originally issued in Spanish.

In the event of a discrepancy, the Spanish-language version prevails.

MANAGEMENT REPORT OF THE TELEFÓNICA GROUP

2003

Initial summary

The Telefónica Group’s earnings increased significantly in 2003 despite the adverse effect of exchange rates (as a result of the drop in the value of the U.S. dollar with respect to the euro), the greater pressure brought to bear by competition and the commercial drive associated with the attraction of wireless and ADSL customers.

In this regard, operating revenues, which improved progressively throughout 2003, reached levels at year-end that were similar to those for 2002, despite the impact of exchange rates, without which they would have risen by 6.5%. This factor combined with the expense containment policy implemented made it possible to report EBITDA growth of 7.5%, which disregarding the exchange rate effect would have been 13.5%, which, together with the decrease in the depreciation and amortization expense as a result of the lower investments made in recent years, gave rise to a 25.8% increase in operating income. The rise in operating income and the positive trend in nonoperating results, enabled the Group to report net income of €2,203 million in 2003, as compared with the loss incurred in 2003, basically as a consequence of the asset write-downs recorded. This net income in 2003 would be in line with that obtained in 2002 if the impact of nonrecurring transactions last year were eliminated.

The process of rationalizing and optimizing investments in property and equipment and intangible assets continued in 2003. Additions of assets of this nature amounted to €3,705.8 million in 2003, 5.6% less than in 2002, thanks to the Group’s policy of reducing the volume of assets in order to enhance profitability. The wireless telephony business is the only business to have increased its capital expenditure in 2003, due to the deployment of the GSM networks in Mexico and Chile. Expenditure control, the increase in revenues and greater cost efficiency led to a rise in cash flow in 2003.

The Telefónica Group had to manage its business in a difficult scenario characterized by a slowdown in the growth of the market for traditional services, the economic and social situation in certain of the countries in which it operates, the higher pressure exerted by competitors and certain decisions taken by the regulator. In order to address this situation, Telefónica focused its management priorities on strengthening its position in the key markets in order to take advantage of the increase in the number of customers (centering itself mainly on wireless telephony and broadband services), proactively manage the situation in Latin America, reinforce a more commercial corporate model, improve operating efficiency, continue with the expense and investment containment policy and restructure the businesses that had not achieved the level of development foreseen, focusing mainly on the key businesses.

This strategy enabled Telefónica to achieve a prominent position in the industry, where it remained leader in the Spanish- and Portuguese-speaking wireline and wireless telephony markets, with almost 99 million customers, to enjoy a solid financial position with a significant level of cash flow generation and to become one of the leading European operators in terms of stock market capitalization. As a result of this situation, the Company can make a greater commitment to its stockholders by improving their returns and establishing an attractive remuneration policy for the coming years.

In the future, the Group’s strategy will continue to focus on achieving sustainable cash flow growth and increasing the returns on capital invested, for the purpose of being able to apply as basic action principles the implementation of a corporate model that is more commercial and more customer-oriented, the shifting of the Company towards a more flexible and less complex business model as a result of greater operating efficiency and lower capital intensiveness by optimizing investments and, lastly, growth based mainly on three cornerstones, namely wireless telephony, broadband services and wireline telephony in Latin America.

Organization by line of business

The Group’s strategy described in the preceding section requires an organization that places greater emphasis on the key businesses, thereby enabling the Group to attain a more flexible asset and cost structure.

To this end, certain measures were implemented in 2003 with a view to having the new organizational model (whereby the Lines of Business are simplified) fully operational in 2004. The measures taken in 2003 include most notably the approval in September of the inclusion of the business of Telefónica Empresas (Data, TIWS and Solutions) in the wireline businesses in Spain and Latin America, together with the restructuring of Telefónica de Contenidos and Admira. December saw the completion of this new organization, which also entails a greater involvement of Terra in the wireline telephony businesses, a new Subsidiaries unit encompassing TPI, Endemol and Contenidos and a Corporate Center with a more streamlined structure.

The management comments included in this report are presented and refer to the financial trend of the Telefónica Group based on its organizational structure by line of business in place in 2003.

It should be noted that the assumptions used in preparing these comments on the organization by line of business do not in any way alter the total results obtained by the Telefónica Group.

Total customers

At 2003 year-end the Telefónica Group had a total of 98.8 million customers, up 13.0% on 2002 year-end.

After having stepped up its commercial drive in the latter part of the year in order to bring forward its harnessing of the growth in the market, Telefónica Móviles was managing 52 million customers, which makes it the fifth largest group in the world in terms of customers while at the same time consolidating its position as the leader in the Spanish- and Portuguese-speaking market. In Spain it leads the market with 19.7 million customers and continues to be a pioneer in new technologies and services. In Brazil it has broken the 20-million-customer barrier, as a result of its commercial efforts and its position in technological solutions applied to its range of products and services. Equally, Telefónica has significantly strengthened its competitive position in Mexico and now has 2.4 million customers, as compared with the 1.4 million customers with which it ended 2002.

In the wireline telephony business, Telefónica de España had 17.4 million traditional lines in service at the end of 2003, a net loss of 325 thousand lines, which is lower than the net loss witnessed in 2002. Also, as of December 31, 2003, Telefónica in Latin America was managing 20.9 million basic telephone lines, a slight drop with respect to 2002 year-end as a result of the economic and social situation in Latin America.

In the ADSL market there were more than 2.6 million connections, as compared with 1.5 million one year ago, due mainly to the net gain of 703 thousand in Spain in 2003 to 1.7 million connections, Brazil, which ended the year with 484 thousand connections and Telefónica Deutschland, which has 227 thousand connections. This market is expanding basically as a result of Telefónica’s firm commitment to this business, to which it is devoting a considerable commercial effort and a sizeable portion of its investments, for which purpose specific services and content are being developed.

Also, the Group has 5.4 million wireline and wireless telephony customers through CanTV (Venezuela) and 363 thousand pay-TV customers in Peru.

International expansion

The Telefónica Group is consolidating its position as a long-term investor in Latin America, thereby contributing to the economic and social development of the region. The investments made in this connection include most notably those in Brazil and Mexico.

In Brazil, Brasilcel, which has operated since March under the unified Vivo brand name throughout the country, concluded in April the acquisition of 61.10% of the common shares carrying voting rights of the Brazilian wireline telephony company Tele Centro Oeste Celular Participações, S.A. (“TCO”) by Telesp Celular Participaçoes, S.A.; TCO has been fully consolidated since May 1, 2003, in the consolidated financial statements of Brasilcel. With this acquisition, the Brazilian joint venture of Telefónica Móviles and Portugal Telecom has consolidated its leadership of the Brazilian wireless telephony market, and at 2003 year-end it had 20.7 million customers, 50% more then in December 2002, with an estimated average market share in the areas in which it operates of 56.5%, including the key markets of São Paulo, Río de Janeiro and Brasilia, which is considerably higher than the share of its most direct Brazilian competitors.

In 2003 Telefónica improved its competitive position in the Long-Distance business in Brazil from São Paulo, and achieved an estimated market share at year-end of around 88% in intrastate national long-distance calls, of 51% in interstate calls and of 39% in international calls, services launched in mid-2002. Also, in 2003 the Telefónica 15 dialing code started to be used for long-distance communications originated in any city in Brazil, signifying that Telefónica’s long-distance service is now available throughout Brazil.

In Mexico, Telefónica Móviles, the second wireless telephony company in the country, witnessed important milestones in 2003, from both the commercial and network infrastructure standpoints. In April it announced the unification of all its operations under the Telefónica MoviStar brand name, and the new GSM network was deployed in record time, permitting the commercial launch of GSM services in May in the five most important Mexican cities. The efforts made throughout 2003 made it possible to significantly increase the coverage of the GSM network to 96 cities in December 2003. In addition, progress was made in the expansion of the capillarity of the distribution network, and the number of POS in Mexico almost trebled with respect to those existing at the beginning of the year to over 6,200.

Other relevant matters

Spanish private television legislation did not permit companies to own holdings in two television concession-holder companies, which was the case of the Telefónica Group with its ownership interests in Sogecable, S.A. and Antena 3 de Televisión, S.A. In order to make the divestment of Antena 3 TV, the Board of Directors of Telefónica S.A. decided to accept the offer tendered by the Planeta Group for 25.1% of the capital stock of Antena 3. Also, on April 11, 2003, the Stockholders’ Meeting of Telefónica S.A. approved the distribution of a dividend of up to 30% of the capital stock of Antena 3 owned by Telefónica. This distribution was subject to the admission to listing of the shares of Antena 3, which commenced on October 29, 2003. Subsequently, the remaining 4.17% of the capital stock still owned by Telefónica plus the small amounts that could not be distributed as a dividend were sold, at which time the Telefónica Group ceased to be a stockholder of Antena 3.

2003 was also the year of the integration of the two satellite television platforms (Canal Satélite Digital and Vía Digital), giving rise to the leading operator in the Spanish pay TV market, under the Digital+ brand name. On July 2, 2003, the capital increase at Sogecable aimed at the stockholders of Vía Digital was carried out to enable the shares of the two companies to be exchanged. Following this transaction, the Telefónica Group owned 22.23% of the shares of Sogecable. It subsequently acquired a further 1.6% to bring its percentage of ownership at 2003 year-end to 23.83%. Under the agreements between the relevant parties, Telefónica de Contenidos will have its voting rights at Sogecable limited to the same level as those of the other major stockholders of the new platform.

In May the Board of Directors of Telefónica approved the launch of a tender offer in cash for all the shares of Terra. Telefónica obtained the backing of the stockholders owning 33.6% of the shares of Terra Networks, thereby guaranteeing it title to 71.97% of the company’s capital stock. In December 2003 the Board of Directors of Terra Networks, S.A. approved the acquisition of 4.41% of the capital stock owned by Citibank N.A. as the agent bank for the stock option plans assumed by the company as part of the integration of Lycos, Inc. Following the acquisition, Telefónica S.A. owned 75.29% of the effective capital stock of Terra.

In accordance with the Telefónica Group’s policy of maximizing operating efficiency and improving productivity, Telefónica de España agreed with the labor union representatives the application of a Labor Force Reduction Plan that would guarantee the required level of competitiveness of the Company. This Plan will be implemented over a period of five years (2003/2007) and envisages up to 15,000 voluntary redundancies, of which there had been 5,489 by 2003 year-end.

Telefónica Móviles, T-Mobile International and Telecom Italia Mobile announced an agreement to forge a strategic alliance (to which Orange subsequently also became a party) that will enable them to offer customers in all the countries in which they have a presence common, higher-quality products and services, and to strengthen the partners’ capacity to compete in international markets. The signatories will develop unified solutions that combine the three companies’ technological and commercial strengths.

Regulatory environment

In 2003 the European Commission continued with the regulatory framework update process that it had initiated in 2002, and passed various pieces of legislation, such as the list of relevant markets, which will make it possible to progress towards a less regulated scenario.

In Spain the new General Telecommunications Law was passed in order to transpose the new European legislation into Spanish legislation. Also, the Telefónica de España rate rebalancing process continued through an increase in the monthly charge and a reduction in the rates for services included in the price cap.

The Spanish Government’s Standing Committee for Economic Affairs approved the rate framework for 2004 and 2005. In 2004 the monthly charge will remain outside the price cap and Telefónica de España can market packages and discount plans merely by notifying the competent authorities in advance.

Other matters affecting Telefónica de España are the modification of the Reference Interconnection Offer (increase in interconnection prices by capacity and a reduction of interconnection prices by time), the transformation of the State Contract into the related licenses and authorizations, the process to replace TRAC with technologies that permit functional access to the Internet which has already started, the failure to establish a Universal Service Financing Fund, although in its resolution in this connection the Telecommunications Market Commission (CMT) states that in the future the financing mechanisms could be put into practice and, lastly, public authorities broadband infrastructure financing initiatives.

Noteworthy as regards wireless telephony were the negotiations with the Ministry of Science and Technology to replace the guarantees relating to UMTS with a floating guarantee; an agreement was also reached whereby the wireless operators undertake to improve the quality and coverage of the service and the Ministry undertook to work towards eliminating the difficulties that the operators are experiencing in deploying their infrastructure. Also worthy of mention is the process initiated by the CMT aimed at reducing the prices for the termination of calls in the wireless operators’ networks.

It should be noted in relation to the audiovisual market that the agreement for the merger of the Canal Satélite Digital and Vía Digital digital platforms was definitively approved by the Government.

The regulatory measures in Germany, Austria, Italy and Switzerland focused on achieving an appropriate degree of flexibility in the marketing of the spectrum acquired with the UMTS licenses, in order to maximize their value. In Austria, the new Telecommunications Law made it possible to trade the spectrum and, accordingly, the Regulator approved the agreement for the sale of 3G Mobile by Telefónica Móviles to Mobilkom Austria and in Italy, the new Telecommunications Law also provides for spectrum trading and, therefore, contacts and negotiations are currently under way for its sale.

In Argentina, the regulatory situation was conditioned by numerous political changes and changes in the telecommunications regulators. Wireline telephony rates remain frozen and there was an initial increase in the price of calls terminated in wireless networks. The “economic emergency” situation has been extended to December 31, 2004, until which date the Government can renegotiate its contracts with the telecommunications operators.

A new Telecommunications Law is currently being drafted, together with a new Public Services Law, which will give rise to changes in the future regulatory framework.

A salient event in Brazil was the initiation, through a Public Consultation made by the Regulator ANATEL, of the process of renewing the Concession Agreement for the period from 2006 to 2020, since the current Agreement expires on December 31, 2005. The adjustment of wireline telephony rates to date remains in litigation due to disagreements between ANATEL, the Government and the Judiciary in relation to the index to be used as the reference for updating them.

In Chile, the proceedings relating to the appeal filed by Telefónica against the State continued. The appeal was filed against the 1999-2004 Rate Decree, which reduced voice telephony access prices by 73%. Also, a new ratemaking framework for the period from 2004 to 2009 is being defined.

In Mexico work commenced on the reform of the Federal Telecommunications Law, the new features of which would include the strengthening of the Regulator COFETEL and the establishment of a social welfare coverage fund.

In Peru, following various attempts by certain Congressmen to have the basic monthly subscription charge eliminated, Congress initially shelved the case, although proposals are still being made in this connection. Telefónica has made an undertaking to the Government to enable more people to access the service, for which it has launched new rate plans, under which the monthly charged and free minutes are being marketed jointly, thereby reducing prices. Also noteworthy was the initiation of the process to extend Telefónica de Perú’s Concession Agreement, for which a term ending in 2024 has been requested.

In Morocco, work began on the review of the Maroc Télécom Interconnection Catalog. Also, the Regulator authorized Médi Télécom to review its coverage obligations based on the new market situation, and the Government Council approved a new Telecommunications Law, which envisages significant reductions in the economic contributions that the operators have to make to the State. This Law has yet to be approved by the Council of Ministers and Parliament.

Share performance

The Telefónica share price climbed by 43.2% in 2003, well above the 19.0% rise experienced by the European telecommunications industry as a whole. The sound performance of the markets in general and the improved situation in Latin America contributed to the increase. The solidity of Telefónica’s balance sheet, the Company’s vocation for growth and the stockholder remuneration policy established for the next three years, placed the Group in seventh place in terms of stock market capitalization in the world ranking of telecommunications operators. By year-end, Telefónica had climbed three places with respect to 2002, with a stock market capitalization of €57,687 million.

Information on the lines of business

Wireline telephony in Spain

In 2003 the Telefónica Group’s operating revenues in Spain amounted to €10,217.4 million, representing a slight drop of 0.5% with respect to the previous year. This decrease was due chiefly to the shrinkage of the voice consumption market, which gave rise to a 3.6% drop in revenues from traditional services at the operator with respect to 2002. Conversely, Internet and broadband services grew (by 32.3%), reflecting the excellent evolution of ADSL, which (including wholesale ADSL) now contributes more than 7% of the operating revenues of Telefónica de España.

The Telefónica de España Group’s operating expenses amounted to €5,795.6 million in 2003, down 1.2% from 2002. The decrease was due to a fall in procurements which reflected the effect of the price reductions for interconnections with wireless operators, the lower expenses incurred in the purchase of equipment for sale, and the containment of personnel expenses as a result of the Labor Force Reduction Plan agreed on with the workers’ representatives.

The Labor Force Reduction Plan, which forms part of the strategy aimed at achieving operating efficiency and increased productivity, has a total term of five years and will lead to redundancies of up to 15,000 people. The Parent Company’s productivity ratio at 2003 year-end was 541.9 equivalent lines per employee, an improvement of 17.8% with respect to 2002, since in the second half of the year 5,489 employees took voluntary redundancy. As a result, the Telefónica Group’s headcount in Spain was 36,586 employees as of December 31, 2003, a reduction of 13.2% in comparison with 2002 year-end.

In 2003 the Telefónica de España Group’s EBITDA stood at €4,534.2 million, an increase of 0.4% with respect to 2002.

The Telefónica de España Group’s net income amounted to €178.1 million, as a result of the provision recorded for the Labor Force Reduction Plan, which was partially offset by the gains obtained under the Efficiency and Real Estate Divestment Plan.

In operating terms, the equivalent lines in service amounted to 19.1 million at 2003 year-end (year-on-year growth of 2.0%). Noteworthy was the strong performance of ADSL, which grew by 73.5%. Also, the loss of traditional lines (BTN and ISDN) slowed, with a net loss of 334,299 lines compared with the loss of 492,793 lines in 2002. Preassigned numbers rose to 2.3 million, of which 91.4% are globally preassigned lines.

The volume of traffic through the network totaled 138,174 million minutes in 2003, down by 3.6% from 2002. This decrease was due to a 12.6% drop in outgoing traffic with respect to the preceding year to 84,180 million minutes, since incoming traffic increased by 14.8% to 53,993 million minutes.

In November 2003 Telefónica de España launched “Combinados”, an innovative product that integrates for the first time the monthly charge for the line with flat and semi-flat rates for voice consumption. This product, which has been very well received by the market, will constitute one of the main strategies used by Telefónica de España to revitalize the voice business.

Also, in 2003 Telefónica de España continued to develop Internet and broadband services, with a firm commitment to the deployment of ADSL, which required a commercial drive the result of which is reflected in the 1.6 million connections to this service at 2003 year-end, of which 1.1 million relate to retail ADSL. In addition to this sound performance of ADSL access, a broad range of value added services was successfully introduced for both residential customers and companies, which will constitute an important source of growth for the future.

Wireline telephony in Latin America (Telefónica Internacional)

2003 in Latin America was marked by the 16.5% drop in value of the U.S. dollar with respect to the euro, which meant that the value of all the currencies in the countries in which the Group operates in Latin America, except for the Chilean peso, fell back against the euro, which had a significant effect on the financial statements of this line of business.

Telefónica Latinoamérica’s operating revenues in Latin America amounted to €6,377.1 million at year-end, a year-on-year decrease of 8.3%. However, disregarding the exchange rate effect, there was year-on-year growth of 8.4%, attributable mainly to Telesp and TASA. Telefónica del Perú achieved slight revenue growth despite the launch of the new rate plans, which led to a drop in average rates. Lastly, CTC’s revenues were affected by the contraction of the long-distance market and its replacement by the wireless market.

Telefónica Latinoamérica ended 2003 with EBITDA of €3,065.3 million, down 8.4% due to the impact of exchange rates. However, if this effect is ignored, it would have increased by 8.6% as a result of the increase in revenues, which was partly offset by the increase in operating expenses as a result of the higher spending on procurements, due mainly to the evolution of interconnection and outside service expenses. Noteworthy was the drop in personnel expenses as a result of the decrease in the headcount of approximately 2,600 employees, due principally to the restructuring of Telesp. Also, once again there was a reduction in the period provision for bad debts.

At 2003 year-end Telefónica Latinoamérica was managing 21.6 million lines, including basic telephony and broadband. The number of basic telephony lines (20.9 million) dropped slightly in 2003.

In 2003 Telefónica Latinoamérica stepped up its ADSL Internet and broadband business expansion policy, and at year-end it had almost 770,000 users, representing an increase of 69% over 2002.

Telefónica Latinoamérica continued to adapt its operators to the new competitive environment by outsourcing activities. In this connection, it should be noted that Telesp has shed 25% of its labor force, thereby pushing up the lines/employee ratio to 1,792, one of the highest in the world. Following the labor force reduction plan implemented by Telefónica del Perú in 2002, under which 580 employees left the company, a Constitutional Court judgment ordered the company to rehire most of these employees in 2003.

The most salient matters relating to each operator are as follows:

In 2003 Telesp consolidated its position in the Long-Distance market from São Paulo, achieving estimated market shares at the end of December of around 88% in the Intrastate Domestic Long-Distance market, 51% in the Interstate market and 39% in the International Long-Distance market. Also, the traditional plant was reduced by 1.7%, with controlled bad debt levels, as a result of the various measures taken in this connection during the year. In 2003 the operator intensified its broadband expansion plan and achieved more than 484,000 users at the end of December, up 45.3% on 2002 year-end. In the narrow band business, in July Telesp started to offer free ISP services (i-Telefónica), and it is now the second ISP with an estimated market share of 25%.

Telesp also maintained its management focus on increasing productivity, achieving a lines/employee ratio that was 32.8% higher than in 2002, which is the result of internal service outsourcing and the corporate restructuring process, thanks to which the company had approximately 7,000 permanent employees at 2003 year-end. In 2003 the operator obtained more revenues, as a result of both rate increases and the expansion of the Broadband and Long-Distance businesses, while expenses also increased due to a higher volume of business and to the rise contract prices, which are largely indexed to inflation.

Following the severe crisis in Argentina in 2002, TASA’s operating variables evolved favorably in 2003 as a result of the improved economic situation that was reflected in an increase in local and long-distance traffic. The fact that it was not possible to raise rates meant that the operator had to manage its results with a considerable effort to reduce costs and contain investments. The number of lines in service remained at levels similar to those of 2002, thanks to the recovery in demand, which was reflected in the increase in the number of new lines. TASA resumed its ADSL expansion plan, and stepped up its commercial drive with a view to consolidating its position in the broadband market and achieved more than 69 thousand users at year-end. Future growth is dependent on the approval of the rate increases that will enable TASA to generate the funds required to develop its business activities and obtain a return on its investments.

CTC’s earnings were hit by the decline in the long-distance market and its replacement by the wireless telephony market, which affected both traffic and the plant. Also, the number of lines in service dropped, since the number of suspended lines due to problems with nonpayment retired from service in the year increased. These negative effects were partially offset by the launch of new prepaid products and by the significant expense containment drive, which made it possible for EBITDA to recover in the last quarter. Also, CTC maintained the volume of cash flow generated constant through the rationalization of its volume of investments, focusing on projects with an immediate return or of a strategic nature. These include most notably the broadband expansion plans, a market in which the operator has become the leader with a market share of 36% and 125,262 users at 2003 year-end.

For Telefónica del Perú 2003 was marked by the launch of new rate plans whereby the monthly charge and traffic were marketed jointly at lower prices, in order to enable more people to access the service, in accordance with the commitment made to the Peruvian government. As a result, the lines under plans account for 43.9% of the total number of lines in service. Also, the long-distance business continued to be adversely affected by the aggressive competition in the market, which gave rise to a significant fall in the average rate as a result of the launch of numerous marketing campaigns.

Telefónica del Perú placed emphasis on the broadband business in 2003, and the number of users tripled. At year-end there were 66,403 ADSL users and 24,286 cable modem users.

Cellular telephony

The Telefónica Group’s wireless operating revenues amounted to €10,428.3 million in 2003, up 10.4% on 2002. Assuming constant exchange rates and excluding the impact of the acquisition of Tele Centro Oeste Celular Participações, S.A (TCO), revenues increased by 14.2%, due to the increase in the number of customers and higher service revenues.

By geographical area, operating revenues in Spain (accounting for 72% of the total) increased by 10.7%, as a result of the rise in the number of customers, despite the high level of existing market penetration, and of the increase in the average monthly revenue per user (ARPU) of 3.8%. Voice ARPU grew by 3.2% due to the rise in outgoing traffic, whereas data ARPU increased by 7.5% based on the growth in GPRS services (connectivity with Internet and Intranet access, WAP, content, alerts, downloading of games and applications). Also, the year-on-year growth in operating revenues in Latin America was 12.3% in euro terms. This growth was attributable to Brazil and Mexico, as a result of the increase in the number of customers and the aforementioned change in the scope of consolidation, which was partially offset by the adverse effect of exchange rates. Disregarding the latter effect and the inclusion in consolidation of TCO, revenues would have increased by 26.1% in 2003.

Operating expenses amounted to €5,883.8 million in 2003, up 5% on 2002, due mainly to the increase in procurements and outside services expenses as a result of the greater volume of business, particularly in Spain, Brazil, Mexico and Argentina, and of the aforementioned change in the scope of consolidation.

EBITDA grew by 19.6% from €3,830 million in 2002 to €4,581.9 million in 2003. Excluding the effect of exchange rates and the inclusion of TCO, annual EBITDA growth would have been 20.5%. The EBITDA margin increased to 43.9% in 2003 from the 40.5% reported in 2002. Operations in Spain accounted for 86% of the EBITDA of the Wireline Business in 2003, up 12.9% on 2002. The EBITDA of the operations in Latin America, assuming constant exchange rates and excluding the effect of the inclusion of TCO, would have increased by 7.5% in 2003 with respect to December 31, 2002.

As regards operations, the number of customers managed increased by 10.6 million, representing year-on-year growth of over 25% (15.8% excluding the effect of TCO). The Group ended 2003 with more than 52 million customers managed, as compared with the 41.4 million at 2002 year-end. As of December 31, 2003, Vivo had 20.7 million customers, 50% more than in December 2002, with an estimated average market share in its areas of operations of 56.5%. Annual growth of 6.8% in 2003 took the number of customers in Spain to 19.7 million at year-end. The competitive position in Mexico was clearly strengthened, and in December 2003 there were 3.5 million customers, as compared with 2.4 million in 2002, with an increase in the market share from 9.1% in December 2002 to 11.2 % at 2003 year-end.

As indicated in the “International Expansion” section, a salient feature of 2003 was that Brasilcel, which has operated since March under the unified Vivo brand name throughout Brazil, concluded in April the acquisition of Tele Centro Oeste Celular Participações, S.A. (TCO). Also, in April 2003 Telefónica Móviles México unified all its operations under the Telefónica MoviStar brand name and started to deploy the new GSM network.

In November 2003 Telefónica Móviles España launched “Oficin@ MoviStar UMTS”, the first precommercial UMTS service to be launched by a wireless operator in Spain in a real environment. Also, Telefónica Móviles España launched a new range of services based on wireless access to Internet content developed using i-mode™ technology, together with the marketing of a new range of handsets that include direct access to the service.

Telefónica Empresas

The operating revenues of Telefónica Empresas (encompassing Telefónica Data, Telefónica International Wholesale Services and Telefónica Soluciones) amounted to

€1,782.0 million in 2003, up 1.3% on 2002, due mainly to changes in the scope of consolidation (Atlanet was fully consolidated in the first half of 2002) and to the depreciation of the main Latin-American currencies. Disregarding these two effects, revenues would have increased by approximately 11%.

Thanks to the measures taken to improve operating efficiency through strict expense control, EBITDA rose by 136.7% in 2003 to €304.4 million.

Progress was made in 2003 towards the implementation of a new organizational model that will integrate the operations of Telefónica Empresas in Spain with those of Telefónica de España and under which the operations of Telefónica Empresas in Latin America will form a management unit with the wireline telephony operators in that region, in a process that completes the Company’s reorientation from an organization focusing on products to another with a clear commercial vocation. The ultimate objective of this process is to make maximum use of the potential of the corporate segment through the integrated management of the catalog of services, better organizational coordination and the obtainment of synergies in costs and investments.

Data

Data España ended 2003 with growth of 6% in operating revenues and of 26.4% in EBITDA with respect to 2002, the main driving force behind this growth being the Corporate Communications and Internet business. The emerging business lines (Hosting, Network Application Services, Security Services and Content Distribution) also experienced growth, but were less important overall. These results were made possible by the significant management efforts, since they were conditioned by the drop in unit prices brought about by the replacement of services based on traditional technology by broadband services.

The results of Incumbent Data Latin America (Argentina, Brazil, Chile and Peru) also improved in 2003. Revenues and EBITDA grew in local currency by 22.5% and 36.3%, respectively, which reflected the growth of the related markets. Noteworthy was the sound performance in Brazil and Chile. In the Latin-American countries in which the Telefónica Data Group operates as a new entrant, operating revenues increased significantly in 2003 and, as a result, EBITDA was less negative than in 2002.

However, in Europe (Germany and the U.K.), Telefónica Empresas obtained lower operating revenues than in the preceding year, due mainly to the drop in narrow band service revenues, which has not yet been offset by the growth in the broadband business. Noteworthy was the addition of 193 thousand ADSL users in Telefónica Deutschland’s wholesale services to its AOL customer in the German market, giving total accesses of over 222 thousand, more than four times higher than the figure at 2002 year-end.

Telefónica International Wholesale Services

This unit is responsible for serving operator customers and manages on an integrated basis the Group’s international services and the supporting network. In 2003 its operating revenues were higher than in 2002. This growth is based mainly on the significant increase in IP traffic managed, from the markets in which Telefónica is deploying a significant level of broadband access infrastructure, including most notably Spain and Brazil. The revenue growth and cost reductions (as a result of the renegotiation of agreements with suppliers and international traffic operators, the optimization of routes, peering agreements, etc.) made it possible to end 2003 with positive EBITDA.

Telefónica Soluciones

Telefónica Soluciones, which engages in the systems integration and outsourcing and consulting businesses within the Telefónica Group, reported negative EBITDA in 2003, although its losses were considerably lower than in 2002. In addition to revenue growth, it should be noted that EBITDA in the fourth quarter was positive, thereby laying the foundations for profitable growth in 2004.

Internet

In 2003 the Terra Lycos Group’s operating revenues amounted to €545 million. 40% related to access subscriptions, 26% to advertising and e-commerce, 22% to the communications, portal and content services business line and the remaining 12% to other revenues.

Noteworthy as regards access was the extension and improvement of the ADSL broadband services in both Spain and Latin America, mainly Brazil, where customers are provided with access and communications and content services. At year-end the company had 644,000 ADSL connections, an increase of 70% with respect to 2002. In Spain the company’s position in the access market improved, despite the increased competition. A notable feature of the year was the launch of “ADSL Home” and “ADSL a tu medida”, with prices, attributes and service timetables that complement the existing “ADSL Plus”, the premium 24-hour product for gaining access to more market segments and strengthening residential Internet penetration. In Brazil, Terra was once again market leader with a market share of approximately 50%.

The expense containment drive made it possible to reduce the negative EBITDA to -€39.5 million in 2003 (an improvement of 72% with respect to 2002) and to obtain positive EBITDA in the last quarter of 2003.

In 2003 the Terra Lycos Group continued to progressively adapt to the conditions prevailing in the market. The Group maintained its firm commitment to recurring access and connectivity business growth, while at the same time increasing the relative importance of subscription and value added services, with significant growth in the customer roster. These business lines contributed to cushioning the effect of the stagnant on-line advertising market, the slow take-off of e-commerce in Spain and Latin America and the adverse impact of exchange rates.

A salient feature of 2003 was the positive performance of the business in Brazil, which was able to negotiate the growth in the free market in which Telefónica participated thanks to the launch by Telesp of i-Telefónica, which together with the content contributed by Terra, boosted this market.

In 2003 Telefónica fulfilled its commitments under the Strategic Alliance, which was entered into to replace the agreement with Bertelsmann, and helped the Telefónica Group to strengthen its range of Internet services for customers and enabled Terra Lycos to improve its competitive position, rationalize the production structure of its operations and increase its margin. The Framework Strategic Alliance Agreement defines a new model for relations between the two companies, making better use of their respective capabilities while simultaneously strengthening their Internet growth and leadership.

At 2003 year-end the Terra Lycos Group had 1.7 million customers in the pay Internet access business (up 20% on 2002 due to the increase in the number of broadband access customers), of whom 21% relate to Spain and 63% to Brazil. Including the pay access and media services, OBP (Open, Basic, Premium) and CSP (Communication Service Provider) services, the Terra Lycos Group has more than 5 million customers (67% for these services), including those to whom it provides services through Telefónica and other corporations.

In 2003 the company forged significant strategic and commercial alliances, including most notably those with Google, Walt Disney and MovieLink.

As indicated in the “Other Relevant Matters” section, in May a tender offer was launched for all the shares of Terra, following which as of December 31, 2003, Telefónica S.A. owned 75.29% of Terra’s effective capital stock.

Directories

In 2003 the directories line of business set up by the TPI Group and Telinver (the Group’s subsidiary in the directories business in Argentina) obtained revenues amounting to €589.3 million, up 7.1% on 2002. EBITDA increased by 22% to €184.0 million, giving rise to net income of €88.8 million, 24.1% higher than in the preceding year.

Publishing products continue to represent the main source of revenues in this business, contributing 82.1% of total revenues. Once again in 2003 TPI demonstrated its capacity for innovation with the launch in Spain of an industry directory aimed at the construction industry. TPI has thus created a new business opportunity for its publishing products. Also, in 2003 changes continued to be made to the publishing products at all Group companies in order to make the publishing business more attractive and useful for users and thereby generate greater value for advertisers.

The Internet business is progressively gaining in importance in the directories line, and now accounts for more than 5.4% of the line’s total revenues. The continuous growth in the number of hits and visits to all the Group’s websites is also worthy of special mention.

A notable feature of 2003 was the growth in telephone traffic revenues because TPI took advantage of the new legal framework approved in 2002 regulating Telephone Information Services to set up the company 11888 Servicio de Consulta Telefónica S.A., which was the first Spanish company to provide this service in the deregulated market. The experience of this line of business in the advertising and information market was thus put to even better use.

This line of business is implementing a sustained and profitable growth strategy which, together with the expense containment policy and the joint negotiation for the line as a whole of the main direct costs, made it possible to generate the aforementioned EBITDA, 83% of which relate to Spain and the remainder to the companies in Latin America.

Call centers

In 2003 the Atento Group’s operating revenues amounted to €493.0 million, a reduction of 13.7% with respect to 2002, due mainly to exchange rate trends and to the drop in the volume of business in Spain and Morocco, which was partially offset by the greater contribution made by the other countries. Spain and Brazil continue to account for the highest proportion of revenues, contributing 37% and 34%, respectively. It should be noted that the percentage contribution of non-Telefónica Group customers to the company’s total revenues continued to increase (36.5% in 2003 compared with 35.4% in 2002), as did diversification in different industries, with the financial services, consumption, and government sectors accounting for a higher proportion of revenues with respect to the previous year.

Atento continues to focus on providing higher value added services, combining these with automation, delocation and regionalization of services as an alternative for increasing margins.

The Atento Group’s operating expenses fell by 16.5% due mainly to the impact of exchange rates and the control of operating costs and overheads, which offset the drop in revenues, giving rise to EBITDA of €66.5 million, up 22.4% on 2002.

At 2003 year-end Atento had a network of over 40 call centers with 25,700 positions, and a total headcount of over 54,000 employees. The revenue per position occupied amounted to €2,292 in 2003, virtually unchanged with respect to 2002.

The events in 2003 included most notably the closure of the center in Japan, the deregulation of the 1003 service in Spain and the major impact of price and collective labor agreement negotiations. Also, BBVA became a stockholder of this business, contributing a significant volume of business.

Media and content

In 2003 the operating revenues of Telefónica de Contenidos amounted to €1,378.5 million, up 28.1% on 2002, and its EBITDA totaled €210.3 million, representing growth of 83.7%. This growth was due to the full consolidation of the Antena 3 Group in the first half of the year (it was accounted for by the equity method in 2002), which gave rise to increases of €309.8 million in revenues and of €51 million in EBITDA.

Due to the situation referred to earlier, 2003 saw the divestment of the holding in the capital stock of Antena 3 and, accordingly, the Telefónica Group no longer has any ownership interest in this company. Also, in 2003 the two satellite television platforms (Canal Satélite Digital and Vía Digital) were integrated, giving rise to the leading operator in the pay television market in Spain under the Digital+ brand name. These two events are discussed in the “Other Relevant Matters” section.

Noteworthy in this line of business was the performance of Endemol, which reported revenues of €913.8 million in 2003, representing growth of 5.2%. EBITDA amounted to €164.6 million, up 8.9% on 2002.

This sound performance was achieved mainly in the more cost-competitive markets, such as the U.K. and the U.S., where Endemol increased its billings. In the U.K., Endemol consolidated its position as the leading independent television producer, and launched numerous successful formats throughout the year, as a result of which it achieved revenue growth of 40% in local currency terms. The year-on-year increase in billings in the U.S.

was 50% in local currency terms. The company also consolidated its position in the main European markets and achieved equally significant revenue growth in France (11%) and Italy (13%). Gestmusic Endemol in Spain also contributed to growth in 2003 having diversified its revenue sources.

The Endemol Group is continuing to implement its revenue diversification policy both geographically and in terms of formats. Accordingly, it commenced operations in emerging markets such as Russia, and it is considering alliances in China and Japan. In addition, it is continuing to invest a significant volume of funds in the development of new formats that will make it possible to operate all multiplatform options, such as merchandising, telephone calls, SMS and the marketing of content on the Internet.

Earnings

Consolidated income

When analyzing the year-on-year variations, it should be noted that they are affected by the changes in the scope of consolidation, the most significant of which were as follows: in 2002, the exclusion of Sonda (from September 2002) and Atlanet (from July 2002), which thereafter were accounted for by the equity method and, in 2003, the inclusion of TCO (from May 2003), Antena 3, which was fully consolidated in the first half of the year, OneTravel (from April 1, 2003), Posa (from November 2003) and Leaderline (from December 2003), and the exclusion of Atento Japan, Szena, Fieldy/Líderes and Euroleague.

The decrease in the Group’s revenues slowed progressively in 2003, as a result of the improving exchange rate situation, leaving revenues of €28,399.8 million, similar to the figure achieved in 2002. The trend in revenues, combined with the efforts made to contain operating expenses (which fell by 3.8%), made it possible to reverse the trend of 2002 and to generate positive EBITDA growth of 7.5%. EBITDA amounted to €12,602.1 million and, disregarding the adverse impact of exchange rates, revenues and EBITDA would have increased by 6.5% and 13.5%, respectively.

Operating income increased by 25.8% due to the aforementioned rise in EBITDA and to the decrease of 6.2% in the depreciation and amortization expense, affected by exchange rates and by the containment of investments in recent years as part of the Group’s policy of reducing the volume of assets in order to simplify the Group’s production structure and increase the profitability of its businesses.

The losses of associated companies dropped by 59.7%, due mainly to the lower losses of the Lycos Group, Vía Digital, Pearson, IPSE 2000 and Médi Télécom.

The financial loss fell by 52.3% as a result of the appreciation of the Argentine peso and the decrease in indebtedness, which offset the slight increase in the cost thereof.

The goodwill amortization expense decreased by 33.5%, mainly as a result of the write-downs recorded at 2002 year-end at Terra Lycos, Pearson, Iobox and Mediaways.

The extraordinary loss amounted to €1,249.7 million and related mainly to the effect of the labor force reductions at Telefónica de España, which were partially offset by the gain obtained on the sale of Antena 3 TV and the sale of real estate assets under the Efficiency and Real Estate Divestment Plan in progress.

The positive trend in operating and nonoperating earnings enabled the Group to report net income of €2,203.6 million in 2003, as compared with the loss of €5,576.8 million incurred in 2002, when extraordinary provisions were recorded in relation to the write-down of assets and the provision for the restructuring expenses relating to the business of Telefónica Móviles in Europe (UMTS).

Revenues

Operating revenues amounted to €29,219.8 million in 2003, representing a slight decrease of 0.1% from 2002.

By item, operating revenues, which accounted for more than 97% of the total and amounted to €28,399.8 million, remained practically unchanged with respect to 2002, as did capitalized in-house work on fixed assets. The other operating revenues, although marginal, dropped by 2.9%.

The greatest contributions to consolidated operating revenues were made by the Telefónica de España Group (33%), the Wireless Business (31%) and Telefónica Latinoamerica (22%).

The operating revenues of the Parent Company Telefónica de España totaled €9,798.0 million in 2003, down 0.3% on 2002, due to the performance of the voice traffic market, which decreased by an estimated 4.9% with respect to 2002, and to the lower market share, which were partially offset by the strong growth in the ADSL market. Including the Parent Company’s subsidiaries, operating revenues amounted to €10,217.4 million, a year-on-year fall of 0.5%.

The operating revenues of the Wireless Business amounted to €10,428.3 million in 2003, representing growth of 10.4% with respect to the preceding year. Spain and Latin America contributed 72% and 28%, respectively, of this amount. Disregarding the exchange rate effect and the impact of the acquisition of TCO (from May 1, 2003), revenues would have increased by 14.2%. This revenue growth was due to the increase in the customer base and to the higher service revenues. Operating revenues in Spain rose by 10.7%, fostered by the 6.8% increase in the number of customers and the 3.7% rise in the average monthly revenue per user (ARPU).

The operating revenues of Telefónica Latinoamérica totaled €6,377.1 million in 2003, down 8.3% from 2002. This decrease was partly attributable to exchange rates since, disregarding this effect, revenues would have increased by around 8.4%. Telesp made the largest contribution to total revenues (54%), as a result of the expansion of the new businesses and of the rate increase, with 12.3 million lines in service (year-on-year variation of -1.7%). Telefónica de Argentina, despite not having received authorization to increase its rates, reported higher revenues due to the improvement of its operating variables, following the upturn of the economy in Argentina, and ended the year with 4.2 million lines in service (year-on-year variation of -0.3%). The Chilean wireline telephony operator ended the year with a drop in revenues and 2.4 million lines in service, and the retirement of lines with bad debt problems continued. The revenues of the Peruvian operator rose slightly, with an 8.5% increase in lines in service following the launch of the new rate plans to almost 2 million lines.

Expenses

Operating expenses, including procurements, outside services, personnel expenses and taxes other than income tax, amounted to €16,136.9 million in 2003, a year-on-year decrease of 3.8%. This decrease was principally due to exchange rate trends. Disregarding this effect, expenses would have risen by 2.9%.

This increase was mainly attributable to the Wireless Business as a result of the significant commercial drive, to Telefónica Latinoamérica, to TPI due to the launch of the 11888 platform in Spain and to Telefónica de Contenidos, as a result of the change in the method used to consolidate Antena 3 TV.

In the case of Telefónica de España procurement expenses decreased as a result of the reduction in prices for interconnections with wireless operators and the lower expenses incurred in the purchase of equipment for sale. Noteworthy among the Latin American wireline operators, disregarding the exchange rate effect, was the case of Telesp, whose interconnection expenses increased as a result of the interconnection rate increase approved by Anatel in February and of the increase in traffic derived from the commencement in August of the operation of the PMS (Personal Mobile Service) service, whereby the wireline operators can act as carriers for long-distance mobile-to-mobile calls. Expenses increased in the Wireless business as a result of the changes in the scope of consolidation and of the growth in commercial activity, particularly in Spain, Brazil, Mexico and Argentina.

Outside service expenses increased at Telefónica Móviles with respect to 2002, in line with the greater commercial activity both in Spain and at the Latin-American operators and with the change in the scope of consolidation. The increase in these expenses at the Latin American operators was due mainly to the greater commercial activity associated with the expansion of ADSL services and, to a lesser extent, to the renegotiation of the contracts indexed to inflation. Noteworthy at Telefónica de España was the increase in rent expenses caused by the real estate divestment process.

The Group’s personnel expenses decreased by 3.2% with respect to 2002. As of December 31, 2003, the Telefónica Group’s headcount was 148,288 employees, 3% below that of the preceding year, and the companies with most employees were Atento, Telefónica de España and Telefónica Latinoamérica. In 2003 there were various labor force restructuring and reduction processes which affected mainly Telefónica de España (as a result of the Labor Force Reduction Plan), Telefónica Latinoamérica (particularly at Telesp and TASA), the Wireless Telephony Business (the decrease in the labor force in Mexico and Argentina) and Telefónica de Contenidos due to the reduction in the headcount of Endemol.

Noteworthy in connection with the other operating expenses was the significant decrease in the period provision for bad debts in 2003 as a result of the greater control exercised over delinquency in Spain and Latin America. At Telefónica de España the decrease was due to the good results yielded by the control measures applied mainly in the Public Telephony market, and in Latin America it was due to the improved quality of the customer base and the measures implemented to reduce the bad debt ratio.

EBITDA and operating income

In 2003 EBITDA amounted to €12,602.1 million, an increase of 7.5%, as compared with the drop of 8.4% in the previous year, although growth was hindered by the exchange rate effect. Disregarding this effect, EBITDA would have increased by 13.5%, with across-the-board growth in all lines of business.

The EBITDA margin was 44.4% in 2003, 3.1 percentage points higher than in 2002, with an across-the-board improvement in all lines of business.

The Group’s consolidated operating income, which stood at €6,327.9 million in 2003, was 25.8% higher than in 2002. This increase is higher than that in EBITDA due to the decrease in the depreciation and amortization expense, which fell by 6.2%, due mainly to the containment of investments and the trend in exchange rates.

Investment activity

In 2003 the Telefónica Group recorded intangible asset and property, plant and equipment additions of €3,705.8 million, 5.6% less than in 2002. This decrease was due mainly to the continuation of the investment rationalization and optimization drive.

The wireless telephony business was the only area to increase its investments in 2003, in this case to cater for the deployment of the GSM networks in Mexico and Chile.

In 2003 Telefónica de España continued to refocus its investments on shifting the Company towards broadband and new businesses without overlooking the needs of the traditional business. The investment in broadband accounted for 20% of the total.

The investments made by Telefónica Latinoamérica fell, due mainly to the reduction at Telesp as a result of the lower investment in traditional services, whereas the investments in broadband and systems increased. It should be noted that TASA and Telefónica del Perú increased their expenditure, despite the depreciation of the related currencies, due to the suspension of projects in 2002 as a result of the economic and regulatory uncertainty in their respective countries and, in the case of Telefónica del Perú, of the increased investment derived from the launch of new rate plans. Telefónica Latinoamérica’s investments in broadband services now represent 21.9% of the total.

Investments in property, plant and equipment totaled €2,898.3 million in 2003, up 2.8% from 2002, whereas those in intangible assets totaled €806.5 million in 2003, a drop of 27.1% with respect to 2002.

Long-term investments increased by 98.6% to €1,979.39 million, due largely to the effect of the tender offer for Terra shares launched during the year.

R&D and technological innovation

In 2003 the Telefónica Group continued to be firmly committed to technological innovation as a key tool with which to achieve a sustainable competitive edge, such as preempting market trends and differentiating its products, through the introduction of new technologies, with the development of both new products and business processes with a view to becoming a more effective, efficient and customer oriented Group.

In 2003 Telefónica invested more than €1,900 million in technological innovation. Although this constitutes an additional effort in view of the investment reduction process in progress, each year Telefónica is increasing the percentage of investments targeted at new businesses. The percentage increased from 34% in 2002 to over 40% in 2003.

This innovation drive makes it possible to offer the Group’s customers the technological solutions that are most suited to their needs.

However, as regards the means of obtaining innovative solutions, Telefónica also considers that achieving the differentiation of its products with respect to its competitors and a better market positioning cannot be based solely on acquired technology. It is necessary to foster research and development activities to guarantee this differentiation and to drive forward other innovation activities.

Most of the R&D activities are undertaken by Telefónica Investigación y Desarrollo, a wholly-owned investee of Telefónica, which works principally for the Group’s lines of business. In performing its functions, it receives the assistance of other companies and universities.

In general, in the last ten years Telefónica has carried out the most important corporate technological innovation work to have been performed in Spain and Latin America.

In 2003 the Telefónica Group undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of the new markets and technological leadership. The technological innovation activities have been especially integrated in Telefónica’s strategy to create value through broadband and IP network communications and services.

Also, projects to promote the Information Society were performed, new services that will use UMTS capacity and new wireless handsets were prepared, and work was performed with a view to identifying as soon as possible the emerging technologies that might have a relevant impact on the businesses, testing them with trials relating to new services, applications and platform prototypes.

In 2003 new systems were developed and the existing systems were substantially improved, the detail being as follows:

•	Commercial and operating management systems, aimed at providing innovative solutions for business processes, in order to provide intelligence thereto and to increase the profitability and effectiveness of the procurement, customer service, billings and infrastructure management processes.

•	Network and service management systems, aimed at strengthening infrastructures and their quality, using innovative solutions.

Lastly, it should be noted in connection with technological innovation, and in particular with R&D, that in 2003 the Telefónica Group, through Telefónica I+D, implemented measures aimed more at the medium and long term in order to detect, understand, develop and apply, using strategic studies, technological monitoring and experimental development methods, issues, singular matters, opportunities and particularly technologies that will have an effect on the performance of the Group’s various lines of business. This includes extensive participation in European projects promoted and financed mainly by the EU.

Financial earnings

Net financial expenses totaled €1,060.7 million in 2003, including a gain of €134.4 million due to the appreciation of the Argentine peso. Without this effect, financial earnings for

2003 amounted to €1,195.1 million, 29.4% down on the comparable figures for 2002 (€1,692.8 million). Of this percentage, 15.8 percentage points were due to the gain of €267.5 million obtained from the repayment of debt denominated in U.S. dollars and, accordingly, disregarding this positive amount, the financial expenses for 2003 would have amounted to €1,462.6 million, down 13.6% from the aforementioned comparable figure for 2002.

The free cash flow generated by the Telefónica Group in 2003 amounted to €6,312.4 million, of which €1,233.3 million were used for the payment of dividends by Telefónica S.A., €1,715.9 million were earmarked for financial investments (net of real estate divestments) and €818.3 million were used to settle commitments acquired by the Group, derived mainly from the labor force reduction plans. Consequently, the free cash flow after dividends, i.e. the amount available for reducing the net financial debt, amounted to €2,544.9 million.

Financing

The Telefónica Group’s net debt decreased by €3,297.8 million from €22,533.1 million at 2002 year-end to €19,235.3 million at the end of 2003. This reduction was largely attributable to the aforementioned free cash flow after dividends of €2,544.9 million. Also, of the total reduction in net debt in the period, €859.4 million was due to the effect of exchange rates on debt not denominated in euros, largely as a result of the appreciation of the euro against the U.S. dollar, partially offset by the increase of €106.4 million in debt as a result of changes in the scope of consolidation and other effects on financial accounts.

The principal financing transactions in 2003 were as follows:

On February 3, 2003, Telefónica Europe B.V. issued notes under the documentation of the EMTN program underwritten by Telefónica S.A., for a total face value of €100 million, maturing two years from the issue date. The notes were issued under the FRN format and bear floating interest tied to EONIA with a spread of 0.47%.

On February 14, 2003, Telefónica Europe B.V. issued notes under its EMTN program underwritten by Telefónica S.A. in two tranches: (i) for a face value of €1,500 million, maturing at ten years from the issue date, and with a fixed-rate coupon of 5.125%; and (ii) for a face value of €500 million, maturing at 30 years from the issue date, and with a fixed-rate coupon of 5.875%. Telefónica Europe B.V. applied for the admission to listing on these Notes on the London Stock Exchange.

At the beginning of August 2003 Telefónica de Argentina, S.A. (TASA) announced the issuance of new marketable debentures relating to its recently concluded tenders for the exchange of two classes of marketable debentures between TASA (the so-called “Marketable Debentures at 11.875% Maturing in 2004” and the “Marketable Debentures at 9.125% Maturing in 2008”) for two new classes of marketable debentures of TASA plus a cash payment, and the related offers to exchange two types of marketable debentures issued by the parent company of TASA, i.e. Compañía Internacional de Telecomunicaciones, S.A., Cointel (the so-called “Class A Marketable Debentures at 8.85% Maturing in 2004” and the “Class B Marketable Debentures of Cointel at 10.375% Maturing in 2004”) for two new classes of TASA marketable debentures plus a cash payment.

The main features of the four new marketable debenture issues issued in relation to the exchange transactions concluded are as follows:

•	Marketable debenture issue amounting to US$ 189.70 million at 11.875% maturing on November 1, 2007.

•	Marketable debenture issue amounting to US$ 220.00 million at 9.125% maturing on November 7, 2010.

•	Marketable debenture issue amounting to US$ 148.14 million at 8.85% maturing on August 1, 2011.

•	Marketable debenture issue amounting to 0.22 million pesos at 10.375% maturing on August 1, 2011.

Also, in October 2003 Telefónica Europe B.V. launched two floating-rate issues under the documentation of its EMTN program underwritten by Telefónica S.A., each for a total face value of €100 million and with the following characteristics: (i) maturity of a total face value of €100 million on October 17, 2005, at a rate tied to EONIA plus a spread of 0.23%; and (ii) maturity on October 27, 2005, at an interest rate tied to three-month Euribor plus a spread of 0.14%.

In November Telefónica Europe B.V. launched two floating-rate notes issues under its EMTN program underwritten by Telefónica S.A. with the following characteristics: (i) issue date November 5, 2003, and maturing on May 5, 2005, for a total face value of €50 million and bearing interest tied to EONIA plus a spread of 0.17%; and (ii) issue date November 27, 2003, maturing three years after the issue date and bearing interest tied to three-month Euribor plus a spread of 0.18%. The total face value of this issue was €100 million.

Telefónica Europe B.V. issued notes under its EMTN program underwritten by Telefónica S.A. on December 11, 2003, the total face value of which is €200 million. These notes mature three years from the issue date and bear floating interest tied to three-month Euribor plus a spread of 0.18%.

As regards commercial paper, in 2003 Telefónica Europe continued to make issues under its ECP (Euro Commercial Paper) program underwritten by Telefónica S.A. As of December 31, 2003, the final balance of outstanding commercial paper totaled €595.38 million (at the initial issue price).

Rating agencies

The credit ratings assigned by the main rating agencies to Telefónica long-term debt are as follows: A3, with a stable outlook from Moody’s (since December 2, 2002); A, with a stable outlook (since February 5, 2002) from Standard & Poor’s; and, lastly, A with a stable outlook (since August 9, 2002) from Fitch Ibca.

As a result of the announcement of the resolution of the Board of Directors of Telefónica in July 2003 in relation to the stockholder remuneration policy, the rating agencies Moody’s, Standard & Poor’s and Fitch Ibca ratified on July 23 and 24 and August 1, 2003, respectively, the aforementioned long-term debt ratings.

Events subsequent to December 31, 2003

There were no significant events worthy of mention at the Telefónica Group in the period from December 31, 2003, through the date of preparation of the consolidated financial statements.

Treasury stock

At the beginning of 2003 Telefónica held treasury stock representing 1.88516% of capital stock, i.e. 91,631,076 shares with a book value of €11.65 each, giving a total of €1,067.94 million and a par value of €91.63 million.

In 2003 the Company acquired for consideration 50,792,028 shares of treasury stock (representing 1.0249% of capital stock and with a par value of €50.79 million) at an average price of €9.67 per share, and 3,918,983 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 101,140,640 shares (with a par value of €101.14 million) were used to retire a portion of the capital stock pursuant to a resolution adopted by the Stockholders’ Meeting on April 11, 2003, and 6,000,000 shares (representing 0.0012% of the capital stock and with a par value of €6.00 million) were sold at an average selling price of €9.63 per share, for a gain of €7.12 million.

Lastly, as a result of the completion in 2003 of the acquisition of the holding in Telefónica Holding Argentina, S.A., in the related settlement the Company received an amount equal to 1,331,422 shares of treasury stock (with a par value of €1.33 million), giving rise to an extraordinary revenue of €12.63 million.

As a result of these transactions, 40,532,869 shares (0.81787% of capital stock) of treasury stock were held at 2003 year-end, acquired at an average price of €10.39, giving a total of €421.26 million and a par value of €40.53 million. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of €287.80 million was recorded.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Amended and Restated Articles of Association (English translation)

4.1	Strategic Alliance Framework Agreement dated as of February 12, 2003 between Telefónica, S.A. and Terra Networks S.A.†

4.2	Global option plan (TIES)*

4.3	Shareholders Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†*

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†*

4.5	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and Bell South Corporation

8.1	Subsidiaries of Telefónica, S.A. (see Note 1 to the Consolidated Financial Statements and Exhibit 1 thereto)

11.1	Code of Conduct for Financial Officers

12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the registration statement on Form S-8, registration number 333-13902.

†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked with a star (*).