Form 20-F/A
period 2003-12-31
TELEFONICA S A
filed 2005-01-31
CIK 814052

As filed with the Securities and Exchange Commission on January 31, 2005.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

Commission file number: 1-9531

TELEFÓNICA, S.A.

(Exact name of registrant as specified in its charter)

KINGDOM OF SPAIN

(Jurisdiction of incorporation or organization)

Gran Vía, 28

28013 Madrid, Spain

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value €1.00 per share*	New York Stock Exchange
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Telefónica, S.A. as of the close of the period covered by this annual report was:

Ordinary Shares, nominal value €1.00 per share: 4,955,891,361

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17  ☐                Item 18  ☒

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT TO APPLICATION OR REPORT

FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

TELEFÓNICA, S.A.

AMENDMENT NO. 1 TO FORM 20-F

The undersigned registrant hereby amends Item 19 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed by Telefónica, S.A., on July 9, 2004 (the “Form 20-F”) to update the exhibits.

This Amendment No. 1 makes the following amendments to the Form 20-F:

•	Item 19. Exhibit 4.3 – Shareholders’ Agreement dated as of October 17, 2002, amended for the purposes of this filing as of December 3, 2004, among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V. is refiled in connection with the confidential treatment request submitted by Telefónica, S.A. with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.

•	Item 19. Exhibit 4.4 – Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SPGS, S.A. and Brasilcel B.V. is refiled in connection with the confidential treatment request submitted by Telefónica, S.A. with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.

Other than the foregoing items and conforming changes related thereto, this Amendment No. 1 does not amend, update or restate any other Items or sections of the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F on July 9, 2004. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to July 9, 2004. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

1

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association (English translation)**

4.1	Strategic Alliance Framework Agreement dated as of February 12, 2003 between Telefónica, S.A. and Terra Networks S.A.†**

4.2	Global option plan (TIES)**

4.3	Shareholders’ Agreement dated as of October 17, 2002, amended for the purposes of this filing as of December 3, 2004, among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†*

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†*

4.5	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and Bell South Corporation**

8.1	Subsidiaries of Telefónica, S.A. (see Note 1 to the Consolidated Financial Statements and Exhibit I thereto)

11.1	Code of Conduct for Financial Officers**

12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

*	Filed herewith.
**	Previously filed.
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked throughout.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 on its behalf.

TELEFÓNICA, S.A.

By:	/s/ CÉSAR ALIERTA IZUEL
	Name:	César Alierta Izuel
	Title:	Chief Executive Officer

TELEFÓNICA S.A.

By:	/s/ SANTIAGO FERNANDEZ VALBUENA
	Name:	Santiago Fernández Valbuena
	Title:	Chief Financial Officer

Date: January 31, 2005

3