Form 20-F
period 2004-12-31
TELEFONICA S A
filed 2005-04-18
CIK 814052

As filed with the Securities and Exchange Commission on April 15, 2005.
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2004

                         Commission file number: 1-9531

                                TELEFONICA, S.A.
             (Exact name of registrant as specified in its charter)

                                KINGDOM OF SPAIN
                (Jurisdiction of incorporation or organization)


                       Gran Via, 28, 28013 Madrid, Spain
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of each
        Title of each class                        exchange on which registered
-------------------------------------------------------------------------------
  Ordinary Shares, nominal value
       (euro)1.00 per share                           New York Stock Exchange
  American Depositary Shares, each
  representing three Ordinary Shares                  New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
                                   ---------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                     None

                                   ---------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None

                                   ---------

             The number of issued shares of each class of stock of
                  Telefonica, S.A. at December 31, 2004 was:

       Ordinary Shares, nominal value (euro)1.00 per share: 4,955,891,361

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                            Yes [X]   No [ ]

            Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17 [ ]   Item 18 [X}

===============================================================================

                               TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.....................3
CERTAIN TERMS AND CONVENTIONS.................................................4
PRESENTATION OF CERTAIN FINANCIAL INFORMATION.................................4
PART I........................................................................5
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS................5
     A.  DIRECTORS AND SENIOR MANAGEMENT......................................5
     B.  ADVISORS.............................................................5
     C.  AUDITORS.............................................................5
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..............................5
ITEM 3.  KEY INFORMATION......................................................5
     A.  SELECTED FINANCIAL DATA..............................................5
     B.  CAPITALIZATION AND INDEBTEDNESS......................................8
     C.  REASONS FOR THE OFFER AND USE OF PROCEEDS............................8
     D.  RISK FACTORS.........................................................8
ITEM 4.  INFORMATION ON THE COMPANY..........................................16
     A.  HISTORY AND DEVELOPMENT OF THE COMPANY..............................16
     B.  BUSINESS OVERVIEW...................................................23
     C.  ORGANIZATIONAL STRUCTURE............................................79
     D.  PROPERTY, PLANT AND EQUIPMENT.......................................79
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................84
     A.  OPERATING RESULTS...................................................84
     B.  LIQUIDITY AND CAPITAL RESOURCES....................................124
     C.  RESEARCH AND DEVELOPMENT...........................................127
     D.  TRENDS AND OUTLOOK.................................................129
     E.  OFF-BALANCE SHEET ARRANGEMENTS.....................................130
     F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS......................131
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................131
     A.  DIRECTORS AND SENIOR MANAGEMENT....................................131
     B.  COMPENSATION.......................................................139
     C.  BOARD PRACTICES....................................................141
     D.  EMPLOYEES..........................................................141
     E.  SHARE OWNERSHIP....................................................142
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................143
     A.  MAJOR SHAREHOLDERS.................................................143
     B.  RELATED PARTY TRANSACTIONS.........................................144
     C.  INTERESTS OF EXPERTS AND COUNSEL...................................145
ITEM 8.  FINANCIAL INFORMATION..............................................146
ITEM 9.  THE OFFERING AND LISTING...........................................152
     A.  OFFER AND LISTING DETAILS..........................................152
     B.  PLAN OF DISTRIBUTION...............................................157
     C.  MARKETS............................................................157
     D.  SELLING SHAREHOLDERS...............................................157
     E.  DILUTION...........................................................157
     F.  EXPENSES OF THE ISSUE..............................................157
ITEM 10. ADDITIONAL INFORMATION.............................................157
     A.  SHARE CAPITAL......................................................157
     B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.............................158
     C.  MATERIAL CONTRACTS.................................................161
     D.  EXCHANGE CONTROLS..................................................163
     E.  TAXATION...........................................................165
     F.  DIVIDENDS AND PAYING AGENTS........................................169
     G.  STATEMENTS BY EXPERTS..............................................169

     H.  DOCUMENTS ON DISPLAY...............................................169
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........170
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............178
PART II.....................................................................178
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................178
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS...........................................................178
ITEM 15. CONTROLS AND PROCEDURES............................................178
ITEM 16.....................................................................178
     A.  AUDIT COMMITTEE FINANCIAL EXPERT...................................178
     B.  CODE OF ETHICS.....................................................178
     C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................178
     D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.........179
     E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS.........................................................179
PART III....................................................................179
ITEM 17. FINANCIAL STATEMENTS...............................................179
ITEM 18. FINANCIAL STATEMENTS...............................................179
ITEM 19. EXHIBITS...........................................................180

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933,
Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as "expects", "aim", "hope", "anticipates", "intends", "believes" and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in "Item 3--Key Information--Risk Factors", "Item 4--Information on the Company" and "Item 5--Operating and Financial Review and Prospects" and include statements regarding our intent, belief or current expectations with respect to, among other things:

o the effect on our results of operations of competition in the Spanish telecommunications market and our other principal markets;

o    trends affecting our financial condition or results of operations;

o    acquisitions or investments which we may make in the future;

o    our capital expenditures plan;

o supervision and regulation of the Spanish telecommunications sector and in other countries where we have significant operations;

o    our strategic partnerships;

o the potential for growth and competition in current and anticipated areas of our business; and

o the adoption of International Financial Reporting Standards in preparing our Consolidated Financial Statements beginning January 1, 2005.

     Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:

o changes in general economic, business, or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services;

o    changes in currency exchange rates and interest rates;

o the impact of current, pending or future legislation and regulation in Spain, other countries where we operate and the European Union;

o new pronouncements from the International Accounting Standards Board regarding International Financial Reporting Standards;

o    the actions of existing and potential competitors in each of our markets;

o    the outcome of pending litigation; and

o    the potential effects of technological changes.

     Some of these and other important factors that could cause such differences are discussed in more detail under "Item 3--Key Information--Risk Factors", "Item 4--Information on the Company", "Item 5--Operating and Financial Review and Prospects" and "Item 11--Quantitative and Qualitative Disclosures About Market Risk".

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


                         CERTAIN TERMS AND CONVENTIONS

     Our ordinary shares, nominal value one euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol "TEF". They are also listed on various foreign exchanges such as the London, Frankfurt, Paris, Buenos Aires, Lima, Sao Paulo and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges and through the SEAQ International System of the London Stock Exchange. American Depositary Shares ("ADSs"), each representing the right to receive three ordinary shares, are listed on the New York Stock Exchange under the symbol "TEF" and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts ("ADRs") issued under a Deposit Agreement with Citibank, N.A., as Depositary. Brazilian Depositary Shares ("BDSs"), each representing the right to receive one ordinary share, are listed on the Sao Paulo Stock Exchange. BDSs are evidenced by Brazilian Depositary Receipts ("BDRs") issued under a Deposit Agreement with Banco Bradesco, S.A., as Depositary.

As used herein:

o "Telefonica", "Telefonica Group" and terms such as "we", "us" and "our" mean Telefonica, S.A. and its consolidated subsidiaries unless the context otherwise requires;

o "Telefonica de Espana" means Telefonica de Espana, S.A., our subsidiary that conducts our fixed line telecommunications services business in Spain, and its consolidated subsidiaries;

o "Telefonica Moviles" means Telefonica Moviles, S.A., our subsidiary that conducts our worldwide wireless communications services business, and its consolidated subsidiaries;

o "Telefonica de Contenidos" (formerly "Admira") means Telefonica de Contenidos, S.A., our subsidiary that conducts our worldwide audiovisual content and media business, and its consolidated subsidiaries;

o "Telefonica Latinoamerica" means Telefonica Internacional, S.A., our subsidiary that conducts our fixed line telecommunications business in Latin America, and its consolidated subsidiaries;

o "Terra Networks" (formerly "Terra Lycos") and the "Terra Group" mean Terra Networks, S.A., our subsidiary that conducts our worldwide
     Internet-related business, and its consolidated subsidiaries.


                 PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     In this Annual Report, references to "dollars" or "$" are to United States dollars and references to "euro" or "(euro)" are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   DIRECTORS AND SENIOR MANAGEMENT

     Not applicable.

B.   ADVISORS

     Not applicable.

C.   AUDITORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial data of Telefonica, S.A. You should read this table in conjunction with "Item 5--Operating and Financial Review and Prospects" and the Consolidated Financial Statements included elsewhere in this Annual Report. The consolidated income statement data for each of the three years in the period ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2004 and 2003 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this Annual Report. The consolidated income statement data for each of the two years in the period ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000 set forth below are derived from Telefonica, S.A.'s Consolidated Financial Statements, which are not included herein. Our Consolidated Financial Statements have been prepared in accordance with Spanish GAAP, which differ in certain respects from U.S. GAAP. Please refer to note 25 to our Consolidated Financial Statements for a discussion of these differences.

     The basis of presentation and principles of consolidation are described in detail in note 2 to our Consolidated Financial Statements.

                                                                       At and for the year ended December 31,
                                                         ------------------------------------------------------------------
                                                            2000          2001          2002          2003          2004
                                                         ------------------------------------------------------------------
                                                              (in millions of euro, except per share and per ADS data)
                                                         ------------------------------------------------------------------
INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Revenues from operations...........................        28,485.5     31,052.6       28,411.3      28,399.8      30,321.9
Other operating revenues(1)........................           266.7        254.7          297.6         288.9         381.7
Internal expenditures capitalized..................           899.1        730.4          496.7         530.3         474.3
Increase (decrease) in inventories (net)...........           112.3       (103.9)         (18.1)       (135.5)         32.9

Total revenues.....................................        29,763.6     31,933.8       29,187.5      29,083.5      31,210.8
Goods purchased....................................        (6,045.2)    (7,111.9)      (6,953.6)     (6,276.6)    (7,558.7)
External services and local taxes..................        (5,786.1)    (5,534.3)      (4,976.7)     (5,082.7)    (5,601.6)
Personnel expenses.................................        (5,111.7)    (5,390.3)      (4,793.8)     (4,641.3)    (4,411.8)
Provision for depreciation and amortization........        (6,960.8)    (7,374.0)      (6,692.4)     (6,274.2     (5,980.2)
Trade provisions...................................          (761.1)    (1,023.8)        (645.6)       (420.6)      (336.2)
Other operating expenses...........................          (140.7)       (69.3)         (93.7)        (60.3)       (87.2)
                                                         ------------------------------------------------------------------
Total operating costs before financial expenses
   and goodwill amortization.......................       (24,805.6)   (26,503.6)     (24,155.7)    (22,755.7)    (23,975.6)

                                                                       At and for the year ended December 31,
                                                         ------------------------------------------------------------------
                                                            2000          2001          2002          2003          2004
                                                         ------------------------------------------------------------------
                                                              (in millions of euro, except per share and per ADS data)
                                                         ------------------------------------------------------------------
Operating profit...................................         4,958.0      5,430.2        5,031.8       6,327.9       7,235.3
Amortization of goodwill and reversal of negative
   goodwill........................................          (500.6)      (841.6)        (665.4)       (442.5)       (432.6)
                                                         ------------------------------------------------------------------
Financial income (expense), net....................        (1,611.8)    (1,608.4)      (1,589.3)     (1,555.9)     (1,240.2)
Exchange gains (losses), net.......................          (248.5)      (782.7)        (632.3)        495.8         56.41
Income (losses) from associated companies..........          (161.4)      (376.5)        (527.9)       (212.6)       (56.1)
                                                         ------------------------------------------------------------------
Profit from ordinary activities....................         2,435.7      1,821.1        1,616.8       4,612.2       5,562.8
Extraordinary revenues.............................         4,302.3      1,167.1          474.6       1,167.2         409.0
Losses on fixed assets.............................          (239.9)      (233.0)      (9,614.6)        (55.3)        (49.7)
Extraordinary expenses.............................        (3,630.5)      (721.3)      (7,078.0)     (2,361.6)     (1,525.1)
                                                         ------------------------------------------------------------------
Income (loss) before tax and minority interest.....         2,867.6      2,033.9      (14,601.1)      3,362.5       4,397.0
Corporate income tax...............................          (242.2)      (198.1)       3,228.7        (913.4)     (1,138.7)
Minority interest..................................          (120.6)       271.0        5,795.6        (245.5)       (381.0)
                                                         ------------------------------------------------------------------
Net income.........................................         2,504.8      2,106.8       (5,576.8)      2,203.6       2,877.3
                                                         ------------------------------------------------------------------
Net income (loss) per share(2).....................            0.59         0.43          (1.13)         0.45          0.60
Weighted average number of shares (thousands)......       4,269,839    4,916,564      4,948,037     4,960,125     4,795,982
Net income (loss) per ADS(2)(3)....................            1.76         1.28          (3.38)         1.35          1.80
Weighted average number of ADSs (thousands)........       1,423,280    1,638,855      1,649,346     1,653,375     1,598,631
Amounts in accordance with U.S. GAAP(4):
Total revenues.....................................        27,326.1     31,577.2       28,912.6      27,708.4      29,854.9
Income (loss) before tax...........................         1,549.7     (6,713.6)      (8,693.5)      3,804.9       3,979.2
Corporate income tax...............................           295.0       (477.8)       3,387.5      (1,114.6)     (1,401.2)
                                                         ------------------------------------------------------------------
Net income (loss)..................................         1,844.6     (7,191.3)      (5,206.1)      2,690.3       2,578.0
                                                         ------------------------------------------------------------------
Net income (loss) per share(2)(5)..................            0.43        (1.46)         (1.05)         0.54          0.55
Net income (loss) per ADS(2)(3)(5).................            1.30        (4.39)         (3.16)         1.63          1.64
BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Cash...............................................           765.6        621.9          517.5         336.4         855.0
Property plant and equipment.......................        38,721.9     36,606.1       27,099.7      24,315.8      23,348.1
Total assets.......................................        92,377.3     86,422.6       68,041.3      62,075.2      63,466.3
Total long term debt...............................        24,692.9     27,692.4       21,726.1      18,495.4      16,003.7
Total shareholders' equity.........................        25,930.5     25,861.6       16,996.0      16,756.6      16,225.1
Amounts in accordance with U.S. GAAP(4):
Cash...............................................           678.7        619.6          517.5         336.4         827.5
Property, plant and equipment......................        38,277.9     35,563.2       25,282.7      27,718.4      21,823.2
Total assets.......................................       107,884.6     90,930.9       67,211.0      61,600.4      62,519.3
Total long term debt...............................        20,618.5     27,771.2       21,778.0      18,310.0      14,881.9
Total shareholders' equity.........................        44,225.3     31,659.6       16,973.7      17,224.0      16,314.6
CASH FLOW DATA
Amounts in accordance with Spanish GAAP:
Net cash provided by operating activities..........         8,996.9      8,828.8        8,814.6       9,191.1      10,186.8
Net cash used in (provided by) investing activities       (17,719.5)    (9,895.4)      (5,780.2)     (5,171.7)     (8,978.7)
Net cash used in (received from) financing
   activities(6)...................................        14,320.9     (1,321.1)      (2,101.1)     (4,178.9)     (1,961.2)
Amounts in accordance with U.S. GAAP:
Net cash provided by operating activities..........        16,370.1      8,995.8        9,019.5       9,558.7      10,042.7
Net cash used in (provided by) investing activities       (25,572.6)    (9,528.5)      (5,585.4)     (5,462.8)     (8,543.1)
Net cash used in (received from) financing
   activities(6)...................................        14,689.4     (1,347.0)      (2,082.0)     (4,220.0)     (2,264.6)

------------------
(1) Includes internal capitalized expenditures on fixed assets and increase in inventories (net).

(2) The per share and per ADS computations for all periods presented have been adjusted to reflect the stock split and stock dividends which occurred during the periods presented.

(3) Each ADS represents the right to receive three ordinary shares. Figures do not include any charges of the Depositary.

(4) U.S. GAAP data for the years ended December 31, 2000, 2001, 2002, and 2003 have been restated retroactively to record our investment in Portugal Telecom, SGPS under the equity method. See Note 25.7 to our Consolidated Financial

     Statements included elsewhere herein. The effect of the change on net income in 2003, 2002, 2001 and 2000 was an increase or (decrease) of
     (euro) 4.2 million,(euro) 8.4 million, ((euro)9.0) million and ((euro)11.4) million, respectively. The effect of the change on Shareholders equity in 2003, 2002, 2001 and 2000 was a decrease of
     (euro)67.3 million, (euro)15.6 million, (euro)110.2 million and
     (euro)132.5 million, respectively.

(5) U.S. GAAP earnings per share and per ADS have been computed using the weighted average number of shares outstanding for each period.

(6) Includes net cash outflow for capital expenditures and for investments in affiliates.

Exchange Rate Information

     Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas 166.386 = (euro)1.00. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions. As used in this Annual Report, the term "Noon Buying Rate" refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on April 14, 2005 was $1.2819 = (euro)1.00.

     The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per (euro)1.00.

                                                                                       Noon Buying Rate
                                                                           ----------------------------------------
                                                                           Period
                         Year ended December 31,                              end     Average(1)   High       Low
-------------------------------------------------------------------------------------------------------------------
2000..................................................................       0.9388     0.9207     1.0335    0.8270
2001..................................................................       0.8901     0.8909     0.9535    0.8370
2002..................................................................       1.0485     0.9495     1.0485    0.8594
2003..................................................................       1.2597     1.1411     1.2597    1.0361
2004..................................................................       1.3538     1.2478     1.3625    1.1801
Source: Federal Reserve Bank of New York.

------------------
 (1) The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.


                                                                                                  Noon Buying Rate
                                                                                                 ------------------
                                         Month ended                                              High        Low
-------------------------------------------------------------------------------------------------------------------
October 31, 2004...........................................................................       1.2783     1.2271
November 30, 2004..........................................................................       1.3288     1.2703
December 31, 2004..........................................................................       1.3625     1.3224
January 31, 2005...........................................................................       1.3476     1.2954
February 28, 2005..........................................................................       1.3274     1.2773
March 31, 2005.............................................................................       1.3465     1.2877
April 30, 2005 (to April 14)...............................................................       1.2972     1.2838

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

     Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, the Argentine peso, the Chilean peso, the Peruvian nuevo sol, the Mexican dollar and the U.S. dollar). See "Item 11--Quantitative and Qualitative Disclosures About Market Risk".

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     In addition to the other information contained in this Annual Report, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business and results of operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

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

     Factors beyond our control that could affect the implementation and completion of our business plan include:

     o    difficulties in developing and introducing new technologies;

     o    declining prices for some of our services;

     o    the effect of adverse economic trends in our principal markets;

     o the effect of foreign exchange fluctuations on our results of operations;

     o difficulties in obtaining applicable government, shareholder and other approvals;

     o    difficulties in entering into key contracts with third parties;

     o    the effect of increased competition;

     o    our ability to establish and maintain strategic relationships;

     o    difficulties in integrating our acquired businesses;

     o the effect of future acquisitions on our financial condition and results of operations;

     o difficulties in securing the timely performance of independent contractors hired to engineer, design and construct portions of our network;

     o    the potential lack of attractive investment targets;

     o difficulties in attracting and retaining highly skilled and qualified personnel; and

     o    the effect of unanticipated network interruptions.

   A material portion of our foreign operations and investments is located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.

     At December 31, 2004, approximately 41.8% of our assets were located in Latin America. In addition, approximately 37.1% of our revenue from operations for 2004 was derived from our Latin American operations. Our foreign operations and investments in Latin America are subject to various risks, including risks related to the following:

     o government regulations and administrative policies may change quickly;

     o currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

     o    governments may expropriate assets;

     o    governments may impose burdensome taxes or tariffs;

     o political changes may lead to changes in the business environments in which we operate;

     o our operations are dependent on concessions and other agreements with existing governments;

     o economic downturns, political instability and civil disturbances may negatively affect our operations; and

     In addition, revenues from operations of our Latin American subsidiaries, their market value and the dividends and management fees received from them are exposed to material country risk as a result of adverse economic conditions in the region that may adversely affect demand, consumption and exchange rates.

     For example, our operations in Argentina were affected by the devaluation of the Argentine peso, high inflation and other adverse macroeconomic conditions in Argentina and related legislative measures adopted by the Argentine Government in 2001 and 2002. During 2003 and 2004 the Argentine economy has stabilized and experienced significant growth. However, the effects of laws adopted during the economic crisis continue to affect the results of operations and financial condition of our operations in Argentina. In addition, the Argentine economic and social situation has quickly deteriorated in the past and may quickly deteriorate in the future and we cannot assure you that the Argentine economy will continue to experience sustained growth. Furthermore, approximately 50% of the bonds issued by the Republic of Argentina remain in default and this may influence measures taken by its government affecting business development in the private sector.

     Our fixed line business in Argentina derive a majority of their revenues from regulated tariffs for telecommunication services. Prior to the enactment of the Public Emergency Law on January 7, 2002 in response to the economic crisis, those tariffs were linked to a rate per unit of usage expressed in U.S. dollars, which could also be adjusted semiannually in accordance with variations in the U.S. consumer price index. Under the Public Emergency Law, however, any tariff index clauses or any other index mechanism incorporated in the agreements executed by the Argentine government, including those agreements with telecommunication service providers, are void and not applicable. Any increase in inflation will thus result in a decrease in revenues from our fixed line business in Argentina in real terms, as tariffs are not adjusted for inflation, which could have a material adverse effect on our results of operations and financial conditions. Our fixed line operator Telefonica de Argentina is in the process of renegotiating the tariffs it charges customers for fixed line telephone service with the Argentina government. No assurance can be given that the outcome of these negotiations will be favorable to Telefonica de Argentina.

     The Public Emergency Law also mandated "pesification" by stating that fixed line tariffs must be established in pesos using a Ps.1.00 per U.S.$1.00 exchange rate. Since our fixed line business in Argentina realizes substantially all of its revenues in pesos, any depreciation in the peso against the euro will negatively affect our results of operations since Telefonica de Argentina has not been allowed to alter its tariffs in response to such depreciation. Exchange rates were stable in 2004. However, any future depreciation of the peso against the euro may have an adverse effect on our results of operations.

     If applied to telecommunication services as originally drafted, the "Project of Law for Public Services" presently under discusion in the Argentine parliament would create uncertainty regarding certain critical issued faced by our subsidiaries in Argentina such as the status of licenses and concessions granted to the declared public services. The project under discussion also lacks provisions for tariff adjustments, conditions on investments, financial policies of the operators and obligations of universal services. We cannot predict whether this project will be enacted into law or become part of the regulatory framework that governs our operations in Argentina. Similarly, since the project is still under discussion we cannot predict what effects this project, or any other regulations arising from the deliberations on the project, could have on our business, financial condition or results of operations.

   The effects of inflation and currency depreciation may require certain of our subsidiaries to undertake a mandatory recapitalization or commence dissolution proceedings.

     Under Argentine corporate law, if a corporation presents annual financial statements that report negative shareholders' equity, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the corporation) that increases capital stock. As of the date of this Annual Report, certain of our subsidiaries have negative shareholders' equity. Telefonica Holding Argentina and Telefonica Comunicaciones Personales had a negative shareholders' equity of (euro)1,142.8 million at December 31, 2004. As a consequence, in the next annual shareholders' meeting of each such subsidiary, the shareholders must resolve to recapitalize the company to avoid dissolution proceedings. These subsidiaries must recapitalize before December 31, 2005 or be subject to dissolution proceedings instigated by Argentine authorities. If such dissolutions were to occur, our subsidiary Telefonica Comunicaciones Personales could lose its license to provide wireless telecommunications in Argentina.

   Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange and interest rate risk.

     We are exposed to various types of market risk in the normal course of our business, including the significant impact of changes in foreign currency exchange rates, as well as the impact of changes in interest rates. We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements. In particular, in order to limit our exposure to Latin American currency exchange rate fluctuations, we use financial derivatives and other instruments. If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to Latin American currency exchange rate fluctuations, such failure could adversely affect our financial condition and results of operations. Also, our other risk management strategies may not be successful, which could adversely affect our financial condition and results of operations. For a more detailed description of our financial derivatives transactions, see "Item 11--Quantitative and Quantitative Disclosures About Market Risk".

   The development of our business could be hindered if we fail to maintain satisfactory working relationships with our partners.

     Some of our operations are conducted through joint ventures in which we own a significant, but less than controlling, ownership interest. For example, Brasilcel in Brazil, which is jointly controlled by Telefonica Moviles and Portugal Telecom, is conducted through a joint venture. As a result of our less than controlling interest in these joint ventures, our company does not have absolute control over the operations of the venture.

     In addition, in some cases where we own a majority of the venture, we may be subject to provisions in shareholders' agreements restricting our ability to control the venture. The relevant corporate governance provisions vary from venture to venture and often depend upon the size of our investment relative to that of the other investors, our experience as a telecommunications operator in the relevant jurisdiction compared to that of the other investors and the preference or requirement of foreign governments that local owners hold an interest in licensed telecommunications operators. As a result, we must generally obtain the cooperation of our partners in order to implement and expand upon our business strategies and to finance and manage our operations.

     The risk of disagreement or deadlock is inherent in jointly controlled entities and there is the risk that decisions against our interests will be made and that we may not realize the expected benefits from our joint ventures, including economies of scale and opportunities to realize potential synergies and cost savings. Our joint venture partners may choose not to continue their partnerships with us.

   The costs and difficulties of acquiring and integrating businesses could impede our future growth and adversely affect our competitiveness.

     We may enter into acquisition transactions in order to, among other things, provide services in countries in which we do not currently have operations or to enhance our product portfolio in a market where we currently have operations, as we have done in recent years. These acquisitions may expose us to certain risks, including the following:

     o the difficulty of assimilating the operations and personnel of the acquired entities;

     o the potential disruption to our ongoing business caused by senior management's focus on the acquisition;

     o our failure to incorporate successfully licensed or acquired technology into our network and product offerings;

     o the failure to maintain uniform standards, controls, procedures and policies; and

     o the impairment of relationships with employees as a result of changes in management and ownership.

     We cannot assure you that we will be successful in overcoming these risks, and our failure to overcome these risks could have a negative effect on our business, financial condition and results of operations.

   Telefonica Moviles' acquisition of BellSouth's wireless operations in Latin America and of Telefonica Movil from CTC Chile may require us to increase our capital resources and financing requirements.

     On March 5, 2004, Telefonica Moviles entered into a stock purchase agreement with BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth's interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. The shares of these operators were effectively transferred in 2004 and in January 2005. The total acquisition cost for Telefonica Moviles, adjusted by the net debt of all the companies, amounted to (euro)3,252.5 million (excluding the acquisition cost of the companies acquired in 2005). Furthermore, on May 18, 2004 the Board of Compania de Telecomunicaciones de Chile, or CTC Chile, accepted a binding offer from Telefonica Moviles S.A. for the acquisition of 100% of the shares of Telefonica Movil Chile, S.A., a subsidiary of CTC Chile. The total amount paid by Telefonica Moviles for this acquisition was $1,058 million.

     Telefonica Moviles has funded these acquisitions through cash generated by its operations and from loans provided by us. In addition to the financing required for these acquisitions, our capital resource requirements may increase in order to upgrade and integrate the networks of these operators, involving in some cases changes in technology. We may be required to further increase our debt or use a portion our existing cash flow from operations to invest in same of these new acquisitions, which could have a material adverse effect on our revenues and overall results of operations.

   We may be adversely affected by unanticipated network interruptions.

     Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, that affect the quality of, or cause an interruption in, our service could result in customer dissatisfaction, reduced revenues and traffic, and costly repairs and could harm our reputation. Although we carry business interruption insurance, our insurance policy may not provide coverage in amounts sufficient to compensate us for any losses we incur.

Risks Relating to Our Industry

   We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability.

     We face significant competition in all of the markets in which we operate. Governmental authorities in many of the countries in which we operate continue to grant new licenses and concessions to new market entrants, which results in increased competition in those countries and markets. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed line telephony operators.

     Regulatory policies applicable in many of the countries in which we operate generally favor increased competition in most of our market segments, especially in the fixed line and wireless services industries, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors. These regulatory policies are likely to have the effect, over time, of reducing our market share in the relevant markets in which we operate. For example, Spanish telecommunications regulators have attempted to promote competition in fixed line telecommunications services through policies that favor other fixed line telecommunications operators. Regulations introduced in recent years in Spain have allowed other operators to locate their equipment in or adjacent to our exchanges (i.e., local loop unbundling) and have made it easier for our customers to route some or all of their calls over our competitors' networks (i.e., carrier pre-selection). Additional regulatory changes resulting in increased competition could have a further adverse effect on our business, results of operations, financial condition and prospects.

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

     For a complete description of the regulatory proceedings we currently face please see "Item 8--Financial Information--Legal Proceedings".

     As a result of these policies, we may lose market share in Spain and in other markets where we are the incumbent operator.

     In addition, we are subject to the effects of actions by our competitors in the markets where we have operations. Our competitors could:

     o offer lower prices, more attractive discount plans or better services and features;

     o develop and deploy more rapidly new or improved technologies, services and products;

     o    bundle offerings of one type of service with others;

     o    in the case of the wireless industry, subsidize handset procurement;
          or

     o    expand and enhance more rapidly their networks.

     Furthermore, some of our competitors in certain markets have, and some potential competitors may enjoy, competitive advantages, including the following:

     o    greater name recognition;

     o    greater financial, technical, marketing and other resources;

     o    larger customer bases; and

     o    well-established relationships with current and potential customers.

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

     As a multinational telecommunications company, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Furthermore, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by national, state, regional, local and supranational authorities, such as the European Union. These authorities could adopt regulations or take other actions that could adversely affect us and our companies, including revocation of any of our licenses or concessions to offer services in a particular market, failure to renew a license or concession, modification of the terms of a license or concession or the granting of new licenses or concessions to competitors. Increased or significant changes in the regulation of the activities of our operating companies, including the regulation of rates that may be charged to customers for services, could have a material adverse effect on our business, financial condition or results of operations.

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

     For example, Telefonica del Peru has requested a renewal of the existing contract to provide fixed line telecommunication services, which expires in 2019, for an additional five-year period. In June 2004, the Peruvian government notified Telefonica del Peru of its recommendation not to renew the concession for such additional period. Telefonica del Peru may petition for the additional five-year extension period in December 2008.

     Many of these licenses and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our existing licenses and concessions typically require that we satisfy certain obligations, including minimum specified quality, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license for the relevant area. In addition, the need to meet scheduled deadlines may require our companies to expend more resources than otherwise budgeted for a particular network build-out.

     Our operations in Latin America face different risks, including the possibility of a material modification to the applicable regulatory framework, political uncertainty, economic volatility or social unrest.

   The industry in which we operate is subject to rapid technological changes and if we are unable to adapt to such changes our ability to provide competitive services could be materially adversely affected.

     The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services and require investment in new technology. Our most significant competitors in the future may be new entrants to our markets who are not burdened by an installed base of older equipment. As a result, it may be very expensive for us to upgrade our products and technology, in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect our business, financial condition or results of operations.

   Our business depends on the upgrading of our existing networks.

     We must continue to upgrade our existing wireless and fixed line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we could:

     o upgrade the functionality of our networks to permit increased customization of services;

     o    increase coverage in some of our markets;

     o expand and maintain customer service, network management and administrative systems; and

     o    upgrade older systems and networks to adapt them to new technologies.

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

     The operation, expansion and upgrading of our networks, as well as the marketing and distribution of our services and products, require substantial financing. Moreover, our liquidity and capital resource requirements may increase if we participate in other fixed line or wireless license award processes or make acquisitions. We also have major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

     If our ability to generate cash flow were to decrease, we might need to incur a significant amount of debt to support our liquidity and capital resources requirements for the ongoing development and expansion of our business. Our ability to raise capital is also related to our stock price and the liquidity of the equity markets. Adverse trends in these areas could prevent us from raising capital. If we have insufficient internal cash flow or we are unable to borrow the amounts we need at affordable rates or we cannot raise equity, we may be unable to pursue our business plans, which could adversely affect our financial condition and results of operations.

   Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis.

     We depend upon a small number of major suppliers for essential products and services, mainly network infrastructure. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, our business and results of operations could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion, which in some cases could adversely affect our ability to satisfy our license requirements.

   The wireless industry may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

     Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. Even if the authorized health institutions confirm there is no scientific evidence of adverse health effects, we cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including Telefonica Moviles, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. In Spain, for example, Telefonica Moviles was required by law to test and certify the emissions of all its base stations in or close to populated areas. For the year ended 2004, such tests have again confirmed lower emission levels than those required by regulations. If in the future Telefonica Moviles fails to comply fully with these standards, it could be subject to claims or regulatory actions.

Other Risks

   We face risks associated with litigation.

     We are party to lawsuits and other legal proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits (including any that may be asserted in the future) could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of current lawsuits, see "Item 8--Financial Information--Legal Proceedings".

   We must adopt new accounting standards in 2005 that will impact our financial reporting.

     In 2004 we prepared our financial statements in accordance with Spanish GAAP, and prepared a reconciliation of certain items to U.S. GAAP as required by SEC regulation. Under current European Union law, listed EU companies had to apply from January 1, 2005 the International Financial Reporting Standards
(IFRS) adopted by the EU in preparing their consolidated financial statements.

     Applying these standards to our Consolidated Financial Statements will imply a change in the presentation of our financial information, since the financial statements will include more components and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP, since new pronouncements from the International Accounting Standards Board (IASB), or pronouncements that are not endorsed by the European Union (EU) prior to the preparation of our December 31, 2005 Consolidated Financial Statements, may have an impact on our financial statements. Regarding the latter, we have performed a preliminary analysis of how the adoption of IFRS will impact our financial condition and results of operations. Based on this analysis, we estimate that the principal adjustments to our total shareholders' equity at December 31, 2004 under IFRS would result in a decline in our shareholders' equity of approximately (euro)3,729 million from
(euro)16,225.1 million at that date under Spanish GAAP. A decrease in our shareholders' equity when measured under IFRS at December 31, 2005 could cause certain of our loan covenants to become more restrictive, which could have a material adverse effect on our business, financial condition and results of operations.

     For additional information concerning significant differences identified between IFRS and Spanish GAAP, see "Item 5--Operating and Financial Review and Prospects-- Preliminary Guidance on Differences Between IFRS and Spanish GAAP".

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

     Telefonica, S.A. is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

     o a diversified telecommunications group which provides a comprehensive range of services mainly in Spain and Latin America through one of the world's largest and most modern telecommunications networks;

     o the leading provider of fixed line voice telephone services, wireless communications services, Internet access services and data transmission services in Spain;

     o one of the largest telecommunications operators in Latin America, with operations principally in Brazil, Argentina, Chile, Peru, Mexico, Colombia, Ecuador, Nicaragua, Panama, Uruguay, Venezuela, El Salvador and Guatemala; and

     o    a leading Spanish multinational corporation.

     At December 31, 2004, we had approximately 43.2 million access lines in service and 74.4 million wireless subscribers. In addition, we have 0.4 million pay television subscribers. We had a total of approximately 118.1 million customers at December 31, 2004, more than half of which are in Latin America.

     Beginning in 2004, we retroactively changed our calculation of our customer base to count as customers only those which we directly manage. Accordingly, we do not consider the customers of subsidiaries in which we have a financial interest but do not control to be part of our customer base. Therefore, we have retroactively removed all customers of CANTV for 2002 and 2003.

     The following table reflects the development of our customer base since
2002.

                                                               At December 31,            % change
                                                         -----------------------------    2003 vs.
                                                         2002      2003(1)      2004        2004
                                                         -----------------------------------------
                                                               (in thousands)
                                                         -----------------------------------------
Lines in service (in thousands)(2)...................... 40,440.4    41,128.4  43,249.5        5.2
   In Spain............................................. 18,705.6    19,100.4  19,835.3        3.8
   In other countries................................... 21,734.8    22,028.0  23,414.3        6.3
                                                         -----------------------------------------
Mobile telephony customers (in thousands)(3)............ 41,376.1    51,848.6  74,442.5       43.6
   In Spain............................................. 18,412.0    19,660.6  18,977.0       (3.5)
   In other countries................................... 22,964.1    32,188.0  55,465.4       72.3
                                                         -----------------------------------------
Total(4)................................................ 82,156.5    93,351.3 118,100.3       26.5

------------------
(1) Beginning on January 1, 2003, we have retroactively introduced a modification in our calculation formula for the lines in service. This criteria will apply to the following equivalencies: PSTN (x1), basic ISDN
     (x2), primary ISDN (x30), 2/6 digital access for switchboards and Ibercom
     (x30), ADSL (x1) and unbundled loops (x1). PSTN, or Public Switched Telephone Network, are lines that offer basic telephony services. ISDN, or integrated service digital networks, are lines that allow the integration of voice, data and video services through two 64kbits/s channels. ADSL, or asymmetrical digital subscriber lines, are lines that allow for voice and high speed data transmission. This new criteria introduces a difference in the manner in which we account for ISDN primary access and of the 2/6 access for switchboards and Ibercom, which will be multiplied by the number of access channels (30) instead of the extensions using it.

(2) Includes all the lines in service (traditional and ADSL) of Telefonica de Espana, CTC Chile, Telefonica de Argentina, Telefonica del Peru, Telesp, Telefonica Moviles El Salvador, Telefonica Moviles Guatemala and Telefonica Deutschland.

(3) Includes all the customers of Telefonica Servicios Moviles Espana, MediTelecom, Telefonica Movil Chile, TCP Argentina, Telefonica Moviles Peru, Brasilcel, Telefonica Moviles Guatemala, Telefonica Moviles El Salvador, Telefonica Moviles Mexico and, for 2004 only, the customers of companies acquired from BellSouth in 2004 including those with operations in Venezuela, Guatemala, Nicaragua, Panama, Ecuador, Colombia, Peru and Uruguay but does not include the former BellSouth companies operating in Chile and Argentina as the acquisitions of the BellSouth companies in Chile and Argentina were not closed until 2005.

(4) Includes all pay television subscribers of Cable Magico in Peru, Multiservicio in El Salvador and Imagenio in Spain. After the merger between Via Digital and Sogecable, the TV-platform clients are not included in 2002 (775,000).

     During 2004, we implemented certain measures to simplify our business lines by integrating the former Telefonica Empresas business line's operations into the Spanish and Latin American fixed line businesses. Pursuant to this reorganization, the operations of Telefonica Data Espana and Telefonica Soluciones are now conducted by Telefonica de Espana and the operations of Telefonica Data Latinoamerica and Telefonica International Wholesale Services
(TIWS) are now conducted by Telefonica Latinoamerica.

     As a result of this reorganization, our operations are organized according to five principal lines of business, each of which is headed by an operating subsidiary that is under our direct control and two additional non-strategic business lines. Our five principal lines of business are:

     o    Spanish fixed line business conducted through Telefonica de Espana;

     o    Mobile business conducted through Telefonica Moviles;

     o Latin American fixed line business conducted through Telefonica Latinoamerica;

     o    Internet portal business conducted through Terra Networks; and

     o    Content and media business conducted through Telefonica de
          Contenidos.

     Our other lines of business are:

     o Directories business conducted through Telefonica Publicidad e Informacion, S.A.; and

     o Call center business in Europe (Spain), Latin America and Northern Africa (Morocco) conducted through Atento N.V.

     Our new organization allows us to shift from a product-oriented strategy to a customer-oriented strategy by focusing on our key businesses, divesting unprofitable operations and reorganizing the group in order to facilitate services tailored to our customer's needs rather than offering different products conducted by separate business lines. The final objective of this process is to maximize the quality and breadth of the services we provide to our corporate and professional clients through integrated management of our service catalog, better organizational coordination and through cost and investments synergies.

     On February 23, 2005 our Board of Directors approved a merger plan for the acquisition of Terra Networks by Telefonica. The Board of Directors of Terra Networks also approved the merger plan. The merger is subject to approval by our shareholders and the shareholders of Terra Networks. Upon completion of the merger, we intend to integrate the Internet portal business currently conducted through Terra Networks into our other existing business lines.

     Telefonica, S.A., the parent company of the Telefonica Group, also operates as a holding company with the following objectives:

     o    coordinate the group's activities;

     o    allocate resources efficiently among the group;

     o    provide managerial guidelines for the group;

     o    manage the portfolio of businesses;

     o    provide cohesion within the group; and

     o    foster synergies among the group's subsidiaries.

     The following chart shows the organizational structure of the principal subsidiaries of the Telefonica Group at December 31, 2004, including their jurisdictions of incorporation and our ownership interest.

                                                                  TELEFONICA S.A.
                                                                        |
      --------------------------------------------------------------------------------------------------------------------
      |                     |                      |                    |              |               |                 |
      |                     |                      |                    |              |               |                 |
Fixed-Line              Worldwide wireless    Fixed-Line           Worldwide       Worldwide       Worldwide         Worldwide
telecommunications      communications        telecommunications   Internet        audiovisual     directory         contact
services in Spain       services              services in      --| related         content         content and       centers
      |                     |                 Latin America      | services        and media       publishing           |
      |                     |                                    |     |                |              |                |
      |                     |                                    |     |                |              |                |
TELEFONICA             TELEFONICA MOVILES     TELEFONICA --------| TERRA NETWORKS  TELEFONICA DE   TELEFONICA        ATENTO N.V.
DE ESPANA              (Spain)                INTERNACIONAL      |  (Spain)        CONTENIDOS      PUBLICIDAD        (The
(Spain)                92.46%                 (Spain)            |  75.87%         (Spain)         E INFORMACION     Netherlands)
100%                        |                 100%               |  |              100%            (Spain)           91.35%
|                           |                 |                  |  |              |               59.90%            |
|                           |                 |                  |  |              |                |                |
|--Telefonica   Telcel      |   Telefonica    |  Telefonica      |  |  Terra       |   Atco         |   Telefonica   |   Atento
|  Tele-        (Venezuela)-|---Moviles       |--de Argentina    |  |  Networks    |---(Argentina)  |-- Publicidad e |  Tele-
|  comuni-      92.46%      |   Espana        |  (Argentina)     |  |--Espana      |   100%         |   Informacion  |--servicios
|  caciones                 |   (Spain)       |  98.03%          |  |  (Spain)     |                |   Espana       |  Espana
|  Publicas                 |   92.46%        |                  |  |  75.87%      |                |   (Spain)      |  (Spain)
|  (Spain)                  |                 |                  |  |              |                |    59.90%      |  91.35%
|  100%                     |                 |                  |  |              |                |                |
|               TEM Colombia|---Brasilcel     |  Compania de     |  |  Terra       |   Sogecable    |   Telefonica   |  Atento
|               (Colombia)  |   Brasil        |--Telecomuni-     |  |  Networks    |---(5)          |-- Publicidad e | -Brasil
|--TELYCO       92.46%      |   (Brazil)      |  caciones        |  |--Brasil      |   (Spain)      |   Informacion  |  (Brazil)
|  (Spain)                  |   46.23%        |  de Chile        |  |  (Brazil)    |   23.83%       |   Brasil       |  91.35%
|  100%                     |                 |  (Chile)         |  |  75.87%      |                |   (Brazil)     |
|                           |                 |  44,89%          |  |              |                |   59.90%       |
|                           |                 |                  |  |              |                |                |
|  Telefonica   Comunicaciones--Telefonica    |                  |  |  Terra       |   Endemol (2)  |   Impresora y  |  Atento
|--Empresas     Moviles del |   Moviles       |  Telefonica      |  |  Networks    |---(Netherlands)|-- Comercial    |--Chile
|  Espana       Peru        |   Argentina     |--de Peru         |  |--Mexico      |   99.70%       |   Publiguias   |  (Chile)
|  (Spain)      (Peru)      |   (Argentina)   |  (Peru)          |  |  (Mexico)    |                |   (Chile)      |  70.87%
|  100%         92.32%      |   90.58%        |  98.19%          |  |  75.86%      |                |   59.90%       |
|                           |                 |                  |  |              |                |                |
|                           |                 |                  |  |              |                |                |
|  Telefonica   TEM Guatemala---Telefonica    |                  |  |  Terra       |   Hispasat     |   Telefonica   |  Atento
|--Soluciones    y Cia      |   Moviles       |  Telesp          |  |  Networks    |---(Spain)      |   Publicidad   |--Peru
   Sectoriales  (Guatemala) |   Peru          |  (Brasil)(1)     |  |--Argentina   |   13.23%       |---e Informacion|  (Peru)
   (Spain)      92.46%      |   (Peru)        |--(Brazil)        |  |  (Argentina) |                    Peru         |  90,86%
   100%                     |   90.58%           87.49%          |  |  75.87%      |                    (Peru)       |
                            |                                    |  |              |                    59.90%       |
                Otecel------|---Telefonica                       |  |  Terra Net-  |   Telefonica                    |  Atento Maroc
                (Ecuador)   |   Moviles          Telefonica      |  |--works       |   Servicios                     |--(Morocco)
                92.46%      |   Mexico        |--International---|  |  Guatemala   |---Audiovisuales                 |  91,35%
                            |   (Mexico)      |  Wholesale       |  |  (Guatemala)     (Spain)                       |
                TEM Panama--|---85.06%        |  Services        |  |  75.87%          100%                          |
                (Panama)    |                 |  100%            |  |                                                |  Atento de
                92.06%      |                 |                  |  |                                                |--Guatemala
                            |   Telefonica    |                  |  |  Terra Networks                                |  (Guatemala)
                Abiatar-----|---El Salvador   |  EMERGIA S.A.    |  |--Peru                                          |  91.35%
                (Uruguay)   |   (El Salvador) |--(Uruguay) (4)   |  |  (Peru)                                        |
                92.46%      |   84.83%           100%            |  |  75.86%                                        |
                            |                                    |  |                                                |
                Telefonia   |                                    |  |                                                |  Atento
                Celular-----|---Telefonica                       |  |  Terra Networks                                |--El Salvador
                Nicaragua       Guatemala        Telefonica      |  |--Chile                                         | (El Salvador)
                (Nicaragua)     (Guatemala)   |--Empresas  ------|  |  (Chile)                                       |  91.35%
                92.46%          92.46%        |  America            |  75.87%                                        |
                                              |  100%               |                                                |
                                              |                     |                                                |
                                Telefonica    |                     |  Terra Networks                                |  Atento
                                Movil Chile   |  Telefonica         |--Venezuela                                     |--Argentina
                                (Chile)       |  Data                  (Venezuela)                                   |  (Argentina)
                                92.46%        |--USA                   75.87%                                        |  91.35%
                                              |  (USA)                                                               |
                                              |  100%                                                                |
                                              |                                                                      |
                                              |                                                                      |  Atento
                                              |  Telefonica                                                          |  Mexico
                                              |  Empresas                                                            |--(Mexico)
                                              |--Brasil (3)                                                             91.35%
                                              |  (Brazil)
                                              |  93.98%
                                              |
                                              |
                                              |  Telefonica
                                              |  Data
                                              |--Argentina
                                              |  (Argentina)
                                              |  97.92%
                                              |
                                              |
                                              |  Telefonica
                                              |--Empresas Peru
                                                 (Peru)
                                                 97.07%

(1)  84.34% representing voting interest
(2)  Ownership in Endemol is held directly by Telefonica S.A.
(3)  Ownership in Telefonica Data Brasil Holding is held 53.66% by Telefonica
     DataCorp and 40.32% by Telefonica Internacional S.A.
(4)  EMERGIA S.A. is held directly by Telefonica S.A.
(5)  Ownership in Sogecable is held 1.60% by Telefonica S.A. and 22.23% by
     Telefonica de Contenidos.


     Our principal executive offices are located at Gran Via, 28, 28013 Madrid, Spain and our telephone number is (34) 91-584-03-06.

Capital Expenditures and Divestitures

     We have invested over (euro)11,400.1 million in capital expenditures (consisting of additions to property, plant and equipment, which we refer to as "tangible investments", and additions to intangible assets, which we refer to as "intangible investments") since January 1, 2002. Of this amount,
(euro)3,768.1 million was invested in 2004, (euro)3,705.8 million was invested in 2003 and (euro)3,926.2 million was invested in 2002. Losses on property, plant and equipment, which we refer to as "tangible (property and equipment) divestitures", and losses on intangible assets, which we refer to as "intangible asset divestitures", in 2004 were not material. Tangible (property and equipment) and intangible asset divestitures in 2002 were material, principally due to our write-downs of the values of our UMTS licenses and other intangible assets in Germany, Austria and Switzerland, which amounted to
(euro)9,526.2 million.

   Year Ended December 31, 2004

     In 2004, capital expenditures increased by 1.7% from 2003, principally due to expenditures by Telefonica Moviles on network and technology for our mobile businesses in Spain, Brazil, Argentina and Mexico and investments by Telefonica Latinoamerica to further develop our broadband network for our Latin America fixed line business. Our principal capital expenditures in 2004 included:

     o    intangible investments ((euro)594.1 million)

     o tangible investments made by Telefonica Latinoamerica ((euro)680.6 million)

     o    tangible investments made by Telefonica de Espana
          ((euro)965.4million)

     o tangible investments made by Telefonica Moviles ((euro)1,352.3 million)

     o    tangible investments made by Atento ((euro)19.9 million)

   Year Ended December 31, 2003

     In 2003, capital expenditures decreased by 5.6% from 2002, due to a more controlled and conservative investment policy implemented in 2003. Each of our principal business lines has maintained a policy of reduced capital expenditure compared to the prior year, with the exception of our worldwide wireless communications services as a result of the roll-out of GSM networks in Mexico and Chile. Telefonica de Espana and Telefonica Latinoamerica have maintained their policy of focusing on capital expenditures on the development of broadband technology while maintaining the necessary capital expenditures for their traditional business. Our principal investments in 2003 included:

     o    intangible investments ((euro)806.5 million)

     o tangible investments made by Telefonica Latinoamerica ((euro)504.5 million)

     o    tangible investments made by Telefonica de Espana
          ((euro)1,084.4million)

     o    tangible investments made by Telefonica Moviles ((euro)996.9 million)

     o tangible investments made by Telefonica Empresas ((euro)100.3 million)

     o    tangible investments made by Atento ((euro)10.4 million)

   Year Ended December 31, 2002

     Our principal capital expenditures in 2002 were investments made by Telefonica de Espana in the development of its broadband services. Capital expenditures in 2002 were substantially reduced due to the freeze of the development of UMTS licenses in Europe and the reduction of investments in Spain and Latin America. In 2002, capital expenditures decreased by 53.4% from 2001 and included:

     o    intangible investments ((euro)1,106.6 million)

     o tangible investments made by Telefonica Latinoamerica ((euro)628.5 million)

     o tangible investments made by Telefonica de Espana ((euro)1,262.9 million)

     o    tangible investments made by Telefonica Moviles ((euro)684.3 million)

     o    tangible investments made by Telefonica Data ((euro)146.5 million)

     o    tangible investments made by Atento ((euro)12.7 million)

Financial Investments and Divestitures

     Our principal financial investments in 2004 were made by Telefonica Moviles ((euro)3,997.9 million, which included (euro)3,252.5 million from the acquisition of certain BellSouth companies) and Telefonica, S.A. ((euro)530.8 million, which included (euro)475.1 million from additional acquisitions of Portugal Telecom shares. Our principal financial divestitures in 2004 were the sale of Lycos, Inc. and Pearson Plc by Terra Networks S.A. and Telefonica Contenidos, respectively.

     Our principal financial investments in 2003 were made by Telefonica, S.A. ((euro)1,528.5 million, which included (euro)1,029.6 million from acceptances to our tender offer for Terra Networks shares), Telefonica de Contenidos ((euro)708.6 million) and Telefonica Moviles ((euro)567.4 million). Our principal financial divestitures were the overall divestiture of our interest in Antena 3 TV and the sale of our interests in Sonda, 3G Telecommunications and Inmarsat by Telefonica Internacional, Telefonica Moviles and Telefonica de Espana, respectively.

     Our principal financial investments in 2002 were made by Telefonica Moviles ((euro)712.4 million), Telefonica de Contenidos ((euro)488.6 million) and Telefonica, S.A. ((euro)264.0 million). Our principal financial divestitures in 2002 were divestitures by Telefonica de Contenidos of 100% of its holding in Grupo Uniprex Onda Cero, Cadena Voz de Radiodifusion and Azul Television, and its sale of 4.11% of its interest in Hispasat, S.A. Additional divestitures were made by Telefonica Datacorp, SAU, and Terra Networks of their interests in European Telecom International, GmbH Lycos Korea and Sympatico Lycos.

Public Takeover Offers

     On May 28, 2003 we launched a tender offer for 100% of the outstanding shares of Terra Networks that we did not own. The CNMV approved the prospectus for the tender offer on June 19, 2003. The offer price was (euro)5.25 per share, payable in cash. Following the tender offer we held 71.97% of the outstanding shares of Terra Networks. In December 2003 the Board of Directors of Terra Networks approved the acquisition of 4.41% of its shares owned by Citibank N.A. as the agent bank for the stock option plans assumed by Terra Networks following its merger with Lycos, Inc.

     On February 23, 2005 the Boards of Directors of Telefonica and Terra Networks approved a merger plan which provides for the merger of the two companies, with the termination through dissolution without liquidation of Terra Networks and the en bloc transmission of all of its assets to Telefonica, which through universal succession will acquire the rights and obligations of Terra Networks. The exchange ratio was set at two ordinary shares of Telefonica for every nine ordinary Terra Networks shares.

     On May 25, 2003 Telesp Celular Participaco?s S.A., or TCP, launched a tender offer for the common shares of Centro Oeste Celular Participaco?s S.A., or TCO, not owned by it. The acceptance period finished on November 18, 2003. As a result of the shares tendered, TCP acquired 72.2% of TCO's outstanding common shares for R$16.73 per 1,000 common shares. The total purchase price for the TCO shares acquired was R$538.8 million. At December 31, 2003 TCP held 86.6% of TCO's ordinary shares, representing a 28.29% interest in TCO. TCP also announced the intention to launch an exchange offer for the remaining shares of TCO through which TCP would have become

TCO's sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the Commissao de Valores Mobiliarios (Brazilian Securities Commission), raised questions as to the exchange offer's compliance with Brazilian law. Although TCP and TCO believed that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January 2004.

     In August 2004, Brasilcel launched tender offers for part of the outstanding shares of Tele Sudeste Celular Participaco?s S.A., or TSD, Tele Leste Celular Participaco?s S.A., or TBE, Celular CRT Participaco?s S.A., or CRT, and TCO directly and indirectly through its subsidiary TCP, which concluded in October 2004. As a result of the shares it acquired, Brasilcel's stakes in the mentioned companies' share capital have increased to: 90.9% in TSD, 50.6% in TBE, 67.0% in CRT and TCP's stake in TCO increased to 50.6%. The aggregate amount of consideration paid for such shares was approximately R$607 million for Brasilcel and approximately R$902 million for TCP.

     For further information, see "Item 4--Business Overview--Telefonica Moviles--Telefonica Moviles Operations--Brazil".

Recent Developments

     The principal events since the close of our financial year are set forth below.

     o On March 29, 2005, Telefonica S.A. submitted a binding bid to purchase 51.1% of the equity in the Czech telecommunications company Cesky Telecom a.s., from the Czech government in an auction as part of a privatization process. The bid price submitted by Telefonica S.A. is 502 Czech korunas per share, representing a total value of
          (euro)2,745.9 million for the state's 51.1% of the share capital of Cesky Telecom a.s. The privatization commission formed by the Czech government for the privatization process issued a non-binding recommendation that the government of the Czech Republic accept the bid of Telefonica S.A.. On April 6,2005 the government of the Czech Republic declared officially that the bid of Telefonica, S.A. was the winner of the auction through which the privatization is being conducted. On April 12, 2005 we signed an agreement with the Czech government to purchase its 51% stake in Cesky Telecom a.s. The conclusion of this transaction is subject to several conditions and regulatory approvals and will require Telefonica to launch a mandatory bid to acquire the remaining 48.9% of the total share capital of Czesky Telecom a.s.

     o On February 23, 2005 the Boards of Directors of Telefonica and Terra Networks approved a merger plan which provides for the merger of the two companies. See "Item 4--History and Development of the Company--Public Takeovers."

     o On February 16, 2005, the Board of Directors of Telefonica Publicidad e Informacion, S.A., or TPI, agreed to submit to its next general shareholders' meeting a proposal to distribute a dividend of
          (euro)0.30 per share, which amounts to a 20% increase from dividends paid in 2003. The proposed dividend would result in a dividend payout ratio of 97% for the TPI Group and 99% for TPI. The dividend will be paid after the amortization of treasury stock held by the company (7,212,147 shares, representing 1.96% of the share capital), previously held in connection with hedging arrangements for its stock options plan, which expired in November 2003.

     o On January 26, 2005, Telefonica's Board of Directors approved the payment of a dividend to its shareholders of (euro)0.5 per share corresponding to fiscal year 2004 charged against both earnings and reserves. The Board of Directors also announced that it is their intention to maintain the same minimum dividend for fiscal year 2005. The dividends, which must be approved at Telefonica's general shareholders meeting, are to be distributed in two payments. The first interim dividend from 2004 net income of (euro)0.23 per share will be paid on May 13, 2005 and the second dividend from reserves of
          (euro)0.27 per share will be paid on November 11, 2005.

o In January 2005, Telefonica Moviles, S.A. acquired 100% of Comunicaciones Moviles de Chile, S.A., a wireless communications provider in Chile, for U.S.$532 million and 100% of Compania de Radiocomunicaciones Moviles S.A., a wireless communications provider in Argentina, for U.S.$988 million, which completed the acquisition of BellSouth's Latin American operations.

     o In January 2005, a capital increase carried out by TCP was fully subscribed for an amount of approximately R$2.1 billion. The proceeds raised were used in part to finance TCP's increased stake in Tele Centro Oeste (TCO) and the remainder was used to partially repay short-term debt and improve the company's capital structure. As a result of the capital increase, Brasilcel's stake in TCP's share capital increased to 65.7%.

B.   BUSINESS OVERVIEW

Spanish Fixed Line Business--Telefonica de Espana

     Our Spanish fixed line business is managed by Telefonica de Espana. The principal services offered by Telefonica de Espana are:

     o    Traditional fixed line telecommunication services, including:

          o    PSTN (public switched telephone network) lines;

          o ISDN (integrated services digital network) access, which provides high-speed transmission of voice and data through existing fixed line infrastructure;

          o Public telephone services including street phone booths and other facilities in locations such as airports, train stations, hotels and shops;

          o Local service, domestic long distance, international long distance and fixed-to-mobile communications services;

          o Supplementary services and value added services, such as (i) call waiting, (ii) call forwarding, (iii) three-party service,
               (iv) voice and text messaging, (v) advanced voicemail services,
               (vi) information services and (vii) conference-call facilities;

          o    Intelligent network services, such as (i) free-phone service,
               (ii) televoting, (iii) premium rate services, (iv) universal number and (v) virtual private networks;

          o Ibercom: a wide range of advanced corporate communications services, based on the customer's premises-located switches and network facilities; and

          o Leasing and sale of terminal equipments, ranging from basic telephones to PABXs (private automatic branch exchanges).

     o    Internet and broadband multimedia services, including:

          o Narrowband switched access to Internet, including a range of pay per use and flat rate choices;

          o    Telefonica.net: ISP (Internet Service Provider) services;

          o Retail and whole sale broadband access, through ADSL (asymmetrical digital subscriber line) and satellite technologies;

          o Residential-oriented value added services, such as (i) instant messaging, (ii) concerts and videoclips by streaming, (iii) e-learning, (iv) parental control, (v) firewall and (vi) anti-virus;

          o Terminal equipment related to Internet and broadband and multimedia services, including USB modems, wireless routers and personal computers;

          o    Business-oriented value added services, such as (i) intranet,
               (ii) web, (iii) e-commerce, (iv) e-business and e-administration developing, (v) managing services and (vi) sector oriented solutions (e.g. for lawyers or other professionals);

          o Wireless access to broadband services, such as Wi-Fi hotspots for business customers or for public access such as hotels and convention centers; and

          o Multimedia, under the trade name Imagenio, providing TV, video on demand, Internet access and a wide range of leisure services.

     o    Data and business-solutions services, including:

          o    Leased lines;

          o VPN (virtual private network) services, including X-25, Frame Relay, ATM (Asynchronous transfer mode) and IP;

          o Hosting and ASP (Application service provider) services, including Web Hosting, Managed Hosting, Content Delivery and application and security services;

          o Outsourcing services including network management (CGP's ) and desktop services; and

          o    System integration and professional services.

     o    Wholesale services for telecommunication operators, including:

          o    Domestic interconnection services;

          o    International wholesale services;

          o    Leased lines for other operators' network deployment;

          o    Co-location of operators infrastructures; and

          o Local loop leasing, under the unbundled local loop regulation framework.

   Operations

     The following table shows the development of Telefonica de Espana's domestic telecommunications network and growth in usage of that network since 2002:

                                                                                           At December 31,
                                                                                 -----------------------------------
                                                                                  2002        2003(1)         2004
                                                                                 -----------------------------------
Lines in service (in thousands)(1)........................................       18,705.6     19,100.4      19,835.3
Lines (RTB) (in thousands)................................................       15,470.2     15,061.0      14,838.2
Equivalent ISDN basic accesses (in thousands).............................        1,752.1      1,827.0       1,863.8
Equivalent ISDN primary accesses (in thousands)...........................          413.9        426.6         458.4
2/6 digital accesses for switchboards and Ibercom (in thousands)..........          112.3        109.0         106.3
Fully unbundled local loops (in thousands)                                                        16.3          78.4
ADSL connections (in thousands)...........................................          957.2      1,660.5       2,490.1
Fixed-lines per each 100 inhabitants (total market)(2)....................           45.3         45.0          45.0
Average time for the provision of the PSTN service (days).................           10.1         10.9          18.6
Lines in service per employee(3)..........................................          460.1        515.4         566.0
Average consumption per line (minutes/day)................................           22.1         21.8          19.7
Average consumption growth per line (%)...................................            4.7         (1.4)         (5.9)
Internet users (narrowband) (in thousands)................................         3,045        2,938         2,444
Growth of outgoing international traffic (%)..............................          (22.4)        (1.4)          4.0
Growth of incoming international traffic (%)..............................           (5.1)         3.4           3.3
Basic telephony lines set up (in thousands)...............................       16,347.3     15,974.7      15,689.5
Digitalization degree (%).................................................           89.2         92.6          94.2
Coaxial cable (km)........................................................         2,468        2,457         2,444

                                                                                           At December 31,
                                                                                 -----------------------------------
                                                                                  2002        2003(1)         2004
                                                                                 -----------------------------------
Lines in service (in thousands)(1)........................................      18,705.6      19,100.4      19,835.3
Lines (RTB) (in thousands)................................................      15,470.2      15,061.0      14,838.2
Equivalent ISDN basic accesses (in thousands).............................       1,752.1       1,827.0       1,863.8
Optical fiber cable (km)..................................................        60,932        64,934        75,888
Copper cable in interurban links (km).....................................        56,753        56,492        59,324
Copper cable in subscriber networks (4)...................................        69,148        69,854        70,361

------------------
(1) Beginning on January 1, 2003, we have retroactively introduced a modification in our calculation formula for the lines in service. This criteria will apply to the following equivalencies: PSTN (x1), basic ISDN
     (x2), primary ISDN (x30), 2/6 digital access for switchboards and Ibercom
     x30), ADSL (x1) and unbundled loops. PSTN, or Public Switched Telephone Network, are lines that offer basic telephony services. ISDN, or integrated service digital networks, are lines that allow the integration of voice, data and video services through two 64kbits/s channels. ADSL, or asymmetrical digital subscriber lines, are lines that allow for voice and high speed data transmission. This new criteria introduces a difference in the manner in which we account for ISDN primary access and of the 2/6 digital access for switchboards and Ibercom, which will be multiplied by the number of access channels (30) instead of the extensions using it.

(2) Includes homogeneous lines in the total market. We have retroactively changed the calculations for 2002 and 2003 to reflect new population data published by the Spanish National Statistics Institute on August 19, 2004.

(3) For 2003 and 2004, this item includes employees per new perimeter and equivalent lines with unbundled loops.

(4) Thousands of kilometers - par. (Transmission cables in the subscriber networks contain a variable number of conducting filaments, which are insulated from each other and grouped in pairs. Each such pair is called a "par".)

     In 2004, voice and Internet traffic decreased as a result of weak market conditions in the Spanish telecommunications sector and loss of market share by Telefonica de Espana due to increased competition. The number of minutes consumed in 2004 decreased by 6.7% to 123,026 million from 131,897 million in 2003. The decrease in minutes consumed in 2004 was mainly due to a 5.9% decrease in minutes per line per day from 19.7 in 2004 compared to 21.8 in 2003 and especially due to a decrease in the average minutes per day per line of traditional and narrow band Internet access services.

     Outgoing traffic, which includes voice and Internet calls, accounted for 55.9% of Telefonica de Espana's total traffic in 2004. Outgoing traffic decreased by 14.9% to 68,787 million minutes in 2004 compared to 80,822 million minutes in 2003. During 2004, fixed line to wireless calls decreased 1.3% to 5,777 million minutes in 2004 from 5,855 million minutes in 2003. Calls for Internet access decreased by 22.5% to 21,453 million minutes in 2004 from 27,696 million minutes in 2003. Local calls decreased by 13.7% to 24,929 million minutes in 2004 from 28,882 million minutes in 2003. Provincial calls decreased 10.9% to 6,053 million minutes in 2004 from 6,796 million minutes in 2003. Interprovincial calls decreased 9.5% to 6,242 million minutes in 2004 from 6,894 million minutes in 2003. International outgoing calls increased 4.0% to 1,734 million minutes in 2004 from 1,667 million minutes in 2003. With respect to value added services, the number of voice mails used increased by 3.1% to 11.9 million compared to 11.5 million in 2003. Subscribers to caller identification increased by 10.0% to 7.5 million compared to 6.8 million in 2003. The number of text messages managed through fixed line telephones increased 217% to more than 50 million, of which 33 million were sent from fixed line telephones and the rest were sent from mobile telephones. Incoming traffic, which also includes voice and Internet calls, accounted for 44.1% of Telefonica de Espana's total traffic in 2004. Incoming traffic increased by 6.2% to 54,239 million minutes in 2004, compared to 51,075 million minutes in 2003.

     During 2004, Telefonica de Espana continued offering different discount plans targeted to different client profiles. At December 31, 2004 the total number of subscribers for such discount plans was 3,329,797.

   Digitalization

     With respect to infrastructure, once the digitalization of 94.2% of the local exchanges was achieved, the upgrading of all remaining telephone exchanges was completed and as a result, Telefonica de Espana was able to provide basic digital services, such as itemized billing, to 100% of its customers. The digitalization of Telefonica de Espana's network also enables it to provide a broad range of digital services to satisfy customer demands. Telefonica de Espana's international switching exchanges and domestic and international transmission links are 100% digitalized.

     During 2004, Telefonica de Espana continued to make progress in the Internet and broadband businesses. As a result of Telefonica de Espana's commitment to ADSL technology, at December 31, 2004 clients of this service in Spain numbered 2.5 million representing a 50% increase compared to 2003. Of the total number of ADSL clients, 1.6 million were retail ADSL clients, representing a 50.6% increase in retail ADSL clients compared to 2003.

     Our variety of ADSL offerings has been well received by clients in 2004. Throughout the year, value added services were in high demand, with 1.2 million services sold. Total "ADSL solutions" amounted to 178,226 of which 169,145 refer to business services. Of these business services, 46,683 are Net LAN (remote access), which allow customers to create their own private virtual network. The ADSL security service has been successful with 347,198 customers at December 31, 2004. In addition, campaigns in order to market other value added services for wireless ADSL (Wi-Fi) are being intensified.

   Regulation

     Below is a description of the current Spanish telecommunications regulatory framework. This description should be considered in light of certain developments currently underway in the regulatory and competitive environment that will have a material impact on Telefonica de Espana's business and operations in future years.

     Overview

     Spain is a member state of the European Union. As such, it is required to enact E.U. legislation in its domestic law and to take E.U. legislation into account in applying its domestic law. European Union legislation can take a number of forms. "Regulations" have general application, are binding in their entirety and are directly applicable in all member states. "Directives" are also binding, but national authorities may choose the form and method of implementation. "Recommendations" are not binding, but Spanish courts are obligated to take them into consideration.

     In order to strengthen free competition throughout its member states, the E.U. approved a new regulatory framework in 2002. This framework is composed of a series of directives aimed at strengthening competition in the electronic communications industry within the E.U., establishing mandatory minimum service standards for all users (universal service) and users' rights, improving licensing regimes and enhancing telecommunications data protection. These directives required that member states' regulatory frameworks be modified accordingly to comply with the E.U.'s telecommunications regulatory framework within 15 months.

     The General Telecommunications Law

     In compliance with the obligation to enact this new European legal framework, on November 23, 2003 the Spanish Parliament enacted Law 32/2003 (the "General Telecommunications Law"). This law replaced any other provisions of equal or inferior jurisdiction that were contrary to the provisions set forth in the new law.

     The purpose of the General Telecommunications Law is to advance the liberalization of the provision of services and the installation and exploitation of electronic communications networks, and in this regard satisfy the principle of minimal government intervention. Accordingly, the provision of these services and the ability to exploit such networks is granted as a matter of law. In this regard, the law avoids "ex ante" control by regulators as a fundamental principle, removing the current regime of authorizations and licenses and substituting them with "ex post" controls, through market analyses mechanisms necessary to determine the existence of effective competition. Furthermore, in the absence of effective competition, a series of obligations are imposed upon operators with

"significant market power". Within this regulatory framework, the national regulatory authority has a leading role in the implementation of the "ex-post" controls.

     Under the General Telecommunications Law, the Spanish government issued Royal Decree 2296/2004 on December 10, 2004 containing new regulations governing the electronic communications and network access markets. The General Telecommunications Law will continue to be implemented through a series of new rules and regulations. Until such new rules and regulations are enacted, existing provisions will remain in force, provided that they are not contrary to the new General Telecommunications Law. It is expected that during 2005 the Spanish government will approve new regulations governing installation of telecommunications services, the use of electronics networks, universal service obligations and other public service obligations.

     The State Contract

     Since 1991, we have provided telecommunications services through a contract signed with the Spanish government on December 26, 1991. However, under the new regulatory framework described above, all licenses and authorizations for the exploitation of telecommunications networks or for the provision of electronic communications services were extinguished once the new General Telecommunications Law came into force. However, in accordance with the first transitory disposition of the new General Telecommunications Law, the rights and obligations applicable to the individual licenses and general authorizations held by Telefonica de Espana will remain valid. Consequently, Telefonica de Espana must comply with the obligations established before new General Telecommunications Law came into force.

     Fixed telephony

     Telefonica de Espana is considered a market dominant operator in the provision of fixed line telephony services and leasing of circuits. As a market dominant operator, Telefonica de Espana has certain obligations regarding interconnection and access to public networks and the supply of universal service, as well as other obligations to provide public service.

     Mobile telephony

     Mobile telephony regulation concentrates on the management and control of the use of the radio-electric public domain, which is exploited by operators through the allocation of frequencies in the radio-electric public domain.

     For the provision of mobile telephony services, Telefonica Moviles Espana is considered a market operator and is subject to the fulfillment of certain obligations in the interconnection services market.

     Internet

     Spanish law has attempted to remove legal uncertainties regarding the Internet as a transmission vehicle for diffusion and exchange of various types of information. Law 34/2002 established the concept of "information society services" which incorporates, among other things, the purchase of goods and services through electronic means and the supply of information through the Internet. Providers of such information services must supply certain basic information to their customers either on their website or through similar means, cease transmission of information if required by government agencies and retain certain information transmitted through their services for at least twelve months.

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

     Regulatory authorities

     In accordance with General Telecommunications Law 32/2003, the national regulatory authorities in the telecommunications sector are:

     o    The Spanish Government;

     o The senior and directive bodies of the Ministry of Economy on issues of price regulations (Government Deputy Commission for Financial Affairs);

     o The Communications State Secretary for the Information Society, a member of the Ministry of Industry, Tourism and Trade;

     o    The Telecommunications Market Commission; and

     o    The State radio-communications agency.

   Fixed telephony regulation

     Telefonica de Espana S.A.U. is a dominant operator in the fixed telephony market and is subject to specific regulation in the different business areas where it operates.

     Licenses and Concessions

     Under the new General Telecommunications Law, anyone involved in the use of a telecommunications network or in the provision of electronic communication services should notify the Telecommunications Market Commission prior to the commencement of the activity. The Telecommunications Market Commission will register the telecommunications operator in the operator registry.

     All licenses and authorizations for the use of telecommunications networks or for the provision of electronic communications services expired after the new General Telecommunications Law came into force. Nevertheless, the right to occupy public and private property should continue according to the relevant regulation.

     Interconnection

     The General Telecommunications Law requires owners of public telecommunications networks, which includes Telefonica de Espana, to allow competitors to interconnect with their networks and services under non-discriminatory terms and conditions. The General Law on Telecommunications provides that the conditions for interconnection are to be freely agreed among the parties in compliance with certain minimum conditions set by law for interconnection agreements. Where the parties are unable to reach an agreement, the Telecommunications Market Commission may impose the obligation to interconnect upon the conditions it dictates.

     Until the regulations governing the telecommunications markets in Spain under the General Telecommunications Law are fully developed and an analysis is completed by the Telecommunications Market Commission the reference interconnection offer (RIO) applies. The RIO is an instrument created by Spanish law under which Telefonica de Espana sets forth the terms the general, technical and financial conditions through which Telefonica de Espana interconnects with other operators. The applicable regulations state that interconnection prices charged by Telefonica de Espana in its RIO must be based on cost rather than profit.

     Telefonica de Espana's current RIO was approved the Telecommunications Market Commission on July 10, 2003 and is revised annually as permitted by law. On March 31, 2004 the Telecommunications Market Commission approved a new resolution modifying the RIO with respect to compensation to be paid to Telefonica de Espana for toll-free calls placed from public pay-telephones.

     Network access

     The General Telecommunications Law sets forth that the Telecommunications Market Commission can require an electronic communications public network operator to allow other operators to access its network. The Telecommunications Market Commission can establish the technical or operating requirements to ensure normal performance of such network. In the same manner as interconnection obligations, an operator may be declared to have significant market power, which imposes obligations regarding information transparency, non-discrimination, separation of accounts, access to specific network resources and price controls.

     Under Royal Decree 7/2000 and Royal Decree 3456/2000, the "unbundling of the local loop" was established by setting forth the conditions under which the dominant operators of fixed line public networks must provide shared access to the local loop, with prices set by the Spanish government's Deputy Commission for Financial Affairs.

     The Telecommunications Market Commission amended Telefonica de Espana's local loop offer for 2004 on March 31, 2004 by lowering the monthly rental fees charged for access to the local loop, on July 22, 2004 by adapting the local loop offer to new ADSL velocities at the retail level and on July 28, 2004 by modifying the local loop offer for massive migrations between different varieties for access to the local loop.

     Selection of operator

     Telefonica de Espana, as a designated dominant operator in the supply of connection to public telephone networks from a fixed location, must allow subscribers to place calls with any operator. Customers may pre-select any operator or choose another operator by dialing a three-digit code.

     Royal Decree 1651/1998, regulated matters concerning call-to-call operator selection, pre-assignment of operator and safekeeping of numbers by subscribers, irrespective of the operator that provides the service. Royal Decree 7/2000 set forth a calendar for the implementation of pre-assignment in metropolitan calls.

     Customers may keep their telephone number when changing access operators as long as they do not change their physical location.

     Public service obligations

     Universal service. The General Telecommunications Law provides that operators shall be subject rules of public service and other general public obligations in order to guarantee the existence and quality of electronic communications services.

     "Universal service" is defined as a set of communication services guaranteed to all end users, irrespective of their geographic whereabouts, of a determined quality and at an affordable price. Such services must guarantee that all citizens can receive a connection to the fixed public network and access to the fixed line telecommunications services available to the public, a free telephone directory, a sufficient number of public telephones, equal access to fixed-telephony services for disabled persons or those with special social needs and functional Internet access.

     In addition, Law 34/2002, governing e-commerce and information services over the Internet, provides that all subscribers to the rural telephone cellular access system (TRAC) that requested an Internet connection prior to December 31, 2004 could progressively be provided with a connection that allows them functional connection to the Internet.

     The current obligation of Telefonica de Espana to provide universal service is imposed until 2005.

     To finance the universal service, the General Telecommunications Law stipulates that the Telecommunications Market Commission must determine whether the net cost to provide universal services implies an unfair burden for the operators required to provide such service. The Telecommunications Market Commission has issued several resolutions relating to Telefonica de Espana's net costs for the provision of the universal service indicating that Telefonica de Espana does not have a right to be compensated by other operators as there is no competitive disadvantage or unfair burden. The Telecommunications Market Commission has not yet created. On March 25, 2004, the Telecommunications Market Commission recognized the existence of a net cost of (euro)110.0 million for Telefonica de Espana as a result of providing universal service, but provided no compensation since the amount was not considered an undue burden.

   Competition

     The following describes our current main competitors in the principal market segments in which the Telefonica de Espana Group operates. Since 1997, the supply of fixed line telephone services to the public has been open to all possible competitors, subject to basic licensing requirements as provided for in the General Telecommunications Law, as well as the attainment of legal authorization for installment of such services.

     In June 1997, Retevesion was granted a license to provide public fixed line telephone services in Spain, becoming the second operator after Telefonica de Espana to hold such a license. Retevision began operations in January 1998. During 2002, as part of a reorganization process undertaken by the Auna Group, Retevision merged with Aunacable (a cable operator for the Auna Group). The new name of this fixed line telephone company is Auna Telecommunicaciones S.A. The principal shareholders of the Auna Group are Endesa, Santander Central Hispano, Union Fenosa and ING, together with several savings banks.

     In May 1998, the Lince consortium, comprised of France Telecom and Editel, S.A. (a consortium which includes Multitel Cable, S.A. and Ferrovial Telecommunicaciones), received the third license for the provision of fixed line telephone services in Spain. Lince commenced operations in December 1998 under the trade name Uni2. In July 2001, France Telecom reached an agreement with its partners in the Lince consortium to acquire their interests in the Lince group. As a result, France Telecom now owns 100% of Uni2, which, together with Al-Pi Telecommunicaciones (a subsidiary of Uni2 that serves corporate clients and professionals in Catalonia), comprises the Uni2 group.

     Jazztel p.l.c., a company created in July 1998, received the fourth license for the provision of fixed line telephone services in Spain. Jazztel, p.l.c. is controlled by a consortium comprised of funds managed by Espirito Santo Bank, ING, and Fidelity Investments.

   Pricing rules

     On October 15, 1999, the Spanish government issued Royal Decree 16/1999 in order to address increasing inflation and promote a higher degree of competition within the telecommunications operators. This Decree established a price regulatory framework for fixed line telephony service and for lines to be leased by Telefonica de Espana based on maximum prices per year.

     On December 22, 2004 the Spanish government's Deputy Commission for Financial Affairs (CDGAE) approved a new price regulatory framework for 2005.

     This new regulatory framework provides greater flexibility for the introduction of new services and allows different pricing alternatives, which favors competition and innovation.

     The most important aspects of the current price regulatory framework are the following:

     o Price-caps for the following basic telephony services: local, provincial, interprovincial, international long distance and fixed-to-mobile communications, monthly subscription fees for individual telephone lines and circuits, monthly rental fees for leased circuits and maritime mobile telecommunications service.

     o Any increase for monthly rental fees for individual telephone lines could not exceed 2% for 2005.

     o Internet access calls, service packages, price plans, discount programs and new services may be offered 21 days after giving notice to the Ministry of Economy and Ministry of Industry, Trade and Tourism, the Telecommunications Market Commission and the Consumer and Users Council prior to initiation of sales.

     o    All tariffs must be identical throughout Spain.

     o The tariff for a call from a fixed line to a mobile phone must be the same regardless of which mobile network receives the fixed line call.

     o All other tariffs associated with fixed-telephone service are liberalized, except for the 11818 information services and the public telephone call rates.

     The following table displays the variation in prices from the previous price regulatory framework.

              Concept                                     Variation
-------------------------------------------------------------------
Local......................................................  0.0%
Provincial.................................................(36.4%)
Interprovincial............................................(45.6%)
International..............................................(35.8%)
Fixed-to-mobile............................................(32.3%)
Information service........................................ 29.4%
Monthly rental fee......................................... 42.1%
Subscription fee...........................................(53.4%)

     Tariffs for main services

     The tariffs for electronic telecommunication services for the three years ended December 31, 2004 (excluding applicable taxes) are provided below. These are the nominal tariffs set by Telefonica de Espana in accordance with the applicable price regulatory framework.

                                                           At December 31,
                                                     ----------------------------
                                                     2002        2003        2004
                                                     ----------------------------
                                                              (in euro)
Subscription fee..................................
Individual lines and trunk lines..................     59.50       59.50       59.50
Integrated Service Digital Network................
Primary access....................................  3,606.07    3,606.07    3,606.07
Basic access......................................    168.28      168.28      168.28
Monthly subscription fee..........................
Individual telephone line(1)......................     11.67       12.61       13.17
Integrated Service Digital Network................
- Primary access..................................    342.58      342.58      342.58
- Basic access(2).................................     22.84       23.78       24.81
Digital circuit 64kbits/s of 4 km.................    236.24      236.24      236.24

------------------
(1)  After January 22, 2005 the tariff shall be (euro)13.43.

(2)  After January 22, 2005 the tariff shall be (euro)25.31.

     The following table displays the applicable rates for local, provincial and interprovincial traffic at December 31, 2004:

                                                                   Exemption
                                                 Initial       (seconds without         Three minute call(1)(4)
                                                connection     additional cost;               (euro cents)
                                                  charge       only a flat rate        ----------------------------
                                               (euro cents)       is charged)          Peak(2)          Off peak(3)
                                               --------------------------------------------------------------------
Local...................................            6.85               160               7.65               7.18
Provincial..............................            8.33                 0              19.85              16.25
Interprovincial.........................            8.33                 0              28.67              19.67

------------------
(1)  Call establishment fee included.

(2) For local calls between 8 a.m. and 6 p.m. Monday to Friday. For provincial and interprovincial between 8 a.m. and 8 p.m. Monday to Friday.

(3)  Other times and public holidays.

(4)  Billing is done per second.

     The following table displays the applicable tariffs from fixed-line to mobile calls at December 31, 2004. The first minute is billed in full, and subsequent minutes are billed per second.

                                                                                 Initial
                                                                               connection
                                                                                 charge     Tariff A(1)   Tariff B(2)
                                                                               ---------------------------------------
                                                                               (euro cents) (euro cents per minute)
Vodafone..................................................................         6.85        16.66         11.40

                                                                   Initial
                                                                  connection
                                                                    charge     Tariff C(3)  Tariff D(4)   Tariff E(5)
                                                                 ----------------------------------------------------
                                                                 (euro cents)         (euro cents per minute)
Telefonica Moviles Espana (Movistar)........................         6.85         15.70        15.70         11.40
Amena.......................................................         6.85         19.14        19.14         11.40

------------------
(1)  Tariff A: Monday to Friday from 8 a.m. to 8 p.m.

(2) Tariff B: Monday to Friday from midnight to 8 a.m. and from 8 p.m. to midnight and at all times on weekends and public holidays.

(3)  Tariff C: Monday to Friday from 8 a.m. to 8 p.m.

(4)  Tariff D: Monday to Friday from 8 p.m. to 10 p.m.

(5) Tariff E: Monday to Friday from midnight to 8 a.m. and from 10 p.m. to midnight. Weekends and public holidays during the entire day.

     The following tables show the applicable tariffs for international long-distance calls at December 31, 2004:

     Fixed line to fixed line

                                            Initial      Flat rate
                                           connection   for a three
                                             charge     minute call
                                           ------------------------
                                                 (euro cents)
Western European Countries(1).............     11.87         47.87

------------------
(1) Germany, Austria, Belgium, Denmark, Finland, France, Greece, Ireland, Italy, Luxembourg, Holland, Portugal, United Kingdom, Sweden, Andorra, Monaco, San Marino, Vatican, Switzerland and Liechtenstein.

     Fixed-line to mobile calls:

                                            Initial      Flat rate
                                           connection   for a three
                                             charge     minute call
                                           ------------------------
                                                 (euro cents)
Western European Countries(1)..............    11.87        116.97

------------------
(1) Germany, Austria, Belgium, Denmark, Finland, France, Greece, Ireland, Italy, Luxembourg, Holland, Portugal, United Kingdom, Sweden, Andorra, Monaco, San Marino, Vatican, Switzerland and Liechtenstein.

     Fixed-line to fixed-line or mobile calls:

                                                                                            Flat rate for a
                                                       Initial connection charge            three minute call
                                                       --------------------------------------------------------
                                                                               (euro cents)
Iceland and Norway.............................                    11.87                                  86.87
Rest of Europe(1) and part of North Africa(2)..                    11.87                                 104.87
Byelorussia, Macedonia and Tunisia.............                    11.87                                 116.87
United States..................................                    11.87                                  47.87
Canada and part of the Caribbean...............                    11.87                                 116.87
Bolivia, Colombia and Paraguay.................                    11.87                                 134.87
Puerto Rico and Dominican Republic.............                    11.87                                  71.87

                                                                                            Flat rate for a
                                                       Initial connection charge            three minute call
                                                       --------------------------------------------------------
                                                                               (euro cents)
Rest of Latin America(3).......................                    11.87                                 146.87
Rest of America................................                    11.87                                 176.87
Japan and Australia............................                    11.87                                 206.87
Rest of the World..............................                    11.87                  from 176.87 to 371.87

------------------
(1) Czech Republic, Slovakia, Faeroe Isles, Hungary, Malta, Poland, Albania, Bosnia, Bulgaria, Croatia, Cyprus, Slovenia, Estonia, Latvia, Lithuania, Moldavia, Rumania, Russia, Turkey, Ukraine and Yugoslavia.

(2)  Morocco, Libya, Algeria and Western Sahara.

(3) Argentina, Brazil, Costa Rica, Chile, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Peru, Venezuela.

     On July 10, 2003 the CDGAE agreement modified the maximum surcharge to be applied to calls made from public telephones to 51.56%, compared to 35% under the previous price regulating framework.

     The following table shows the applicable tariffs for switched traffic at December 31, 2004:

                                                         Peak(1)     Off peak(2)
                                                         ----------------------
                                                        (euro cents per second)
Local...................................................     0.71          0.42
Metropolitan............................................     0.95          0.57
Single transit..........................................     1.05          0.63
Double transit..........................................     2.14          1.29

------------------
(1) Monday to Friday 8 a.m. to 8 p.m.

(2) Weekends and public holidays and Monday to Friday from 8 p.m. to 8 a.m.

     The following table shows the applicable tariffs for transit services at December 31, 2004:

                                                         Peak(1)     Off peak(2)
                                                        (euro cents per second)
                                                         ----------------------
Unicentral..............................................     0.15          0.09
National................................................     1.21          0.73
National with local ext.................................     1.60          0.96
Intranodal transit......................................     0.44          0.26

------------------
(1) Monday to Friday 8 a.m. to 8 p.m.

(2) Weekends and public holidays and Monday to Friday from 8 p.m. to 8 a.m.

     The following table shows the applicable tariffs for interconnection by capacity mode at December 31, 2004:

                                                 Tariff per 64      Tariff per
                                                Kbps circuit(1)    Mbps link(2)
                                                -------------------------------
                                                       (in euro per month)
Local...........................................        44.20         1,326.11
Metropolitan....................................        62.32         1,869.63
Single transit..................................        73.77         2,213.00
Double transit..................................       106.20         3,186.00

------------------
(1) Kilobytes per second.

(2) Megabytes per second.

     Prices of local loop

     By a resolution dated March 31, 2004 the Telecommunications Market Commission Resolution approved the modification of the tariffs charged by Telefonica de Espana for access to the local loop. The tariffs are the following:

                                                                                                  Sign-up    Monthly
Unbundled access                                                                                    fee         fee
                                                                                                  -------------------
                                                                                                       (in euro)
Pair sign-up fee............................................................................        22.37       11.35
Sign up fee for vacant pair terminated in a building with connection in accordance
   with RDL 1/1998 (ICT) requiring a single bridge in the main registration.................        36.14       11.35
Sign up fee for vacant pair terminated in a building with connection in accordance
   with RDL 1/1998 (ICT) requiring a second bridge at the distribution point................        41.42       11.35

Shared access                                                                                     Sign-up    Monthly
                                                                                                     fee       fee
                                                                                                  -------------------
                                                                                                       (in euro)
Pair sign-up with co-location................................................................     30.13      3
Pair sign-up with remote co-location.........................................................     36.04      3

                                                                                             With
                                                                                         installation
                                                                                         of plain old        With
                                                                             Without       telephone     installation
                                                                            splitter       services        of ISDN
Indirect access                                                           installation     splitter        splitter
                                                                          --------------------------------------------
                                                                                           (in euro)
Indirect access sign-up..............................................          41.83          82.21         132.25
Change from shared access to indirect access.........................          32.89          64.24         114.29
Change of operator in indirect access................................          18.43          49.78          99.82
Simultaneous change of operator and dial-up connection speed in
   indirect access...................................................          24.41          55.77         105.81
Disconnection in indirect access.....................................          26.66          26.66          26.66

     Monthly rental fee according to modes

                                                           Subscription
                         Form                                  fee
                                                           ------------
                                                            (in euro)
O..........................................................    22.32
B..........................................................    25.90
J..........................................................    44.18
C..........................................................    74.85
N..........................................................    84.88
L..........................................................   122.64
M..........................................................   188.20
P..........................................................   249.18

     Comparison to other European Operators

     The following table displays the tariffs charged by Telefonica de Espana at December 31, 2004 compared to other European operators. Applicable rates during normal business hours have been used.

                                                    Telefonica    Deustsche      France       Telecom
                                                    de Espana      Telecom       Telecom       Italia       BT (UK)
                                                    ---------------------------------------------------------------
                                                                                (in euro)
Residential monthly rental fee................          13.17         13.50         10.87        12.14         12.67
Business monthly rental fee...................          13.17         13.50         13.10        17.00         19.47

                                                                          During Business Hours
                                                    Telefonica    Deustsche      France       Telecom
                                                    de Espana      Telecom       Telecom       Italia       BT (UK)
                                                    ---------------------------------------------------------------
                                                                                (in euro)
3 minute calls................................
Local.........................................           0.08          0.10          0.13         0.10          0.14
Long-distance national........................           0.28          0.31          0.27         0.33          0.29

Source: Eurodata, Tarifica and operators.
Interconnection prices

Customer Service

     One of our main priorities is to satisfy customer needs by improving the quality of our customer service. We have continued our strategy of segmenting our customers in order to tailor our services to best meet the specific needs of each customer segment. In addition, in order to increase our ability to distribute our products and services we have signed agreements with large department stores to complement our traditional channels of distribution.

     The corporate customer service model developed by Telefonica de Espana, which is aimed at achieving the highest degree of efficiency in customer service, features the following:

     o A 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;

     o The Tiendas Telefonica ("Telefonica stores") where customers can test and buy products marketed by Telefonica;

     o Telefonica's "virtual" store, accessible by Internet, which offers the ability to order and purchase online the majority of services and products offered by Telefonica; and

     o A sophisticated customer service system for companies, ranging from a telephone help line, which for small companies is based on client portfolio criteria, to the creation of equipment for customer care and multidisciplinary activity sectors sales or individual company sales for larger clients.

     In addition, we have continued to develop our product portfolio especially in broadband services. For instance, customers now have the option to finance the acquisition of desktop or portable computers from us as part of our ADSL offerings. We also launched the Imagenio service in 2004. Imagenio is a leisure and communication service, including pay-TV with a broad range of content, from regular television channels to movies, documentary films and music concerts, and featuring Videoclub, an advanced video on demand service. Imagenio includes broadband Internet access, though there is a way for customers to access the service through a digital television connection.

     We have also continued to develop products previously introduced including our "combinados" plans that combine access and traffic, allowing each client to optimize its consumption according to calling destination and calling time profile. We have also initiated new access offers including "holiday line" and "young line" in order to better satisfy client needs.

Subsidiaries of Telefonica de Espana

   Telefonica Data Espana

     Telefonica Data Espana was acquired by Telefonica de Espana on June 30, 2004. Telefonica Data Espana is a company that provides large companies with the following services:

     o Internet and data services including connectivity services that lets the client share information between different company locations (RPVs with X-25 technology, Frame Relay, ATM, IP), Internet access services including information access, applications and Internet publishing and wholesale traffic services and communications outsourcing; and

     o Hosting and applications services based on "Telefonica Internet Centers" including web hosting, managed hosting, content delivery, security services and applications.

   Telefonica Soluciones

     Telefonica Soluciones was acquired by Telefonica de Espana on June 30, 2004. Telefonica Soluciones is responsible for developing our systems integration, outsourcing and consultancy business inside the Telefonica Group.

   Telefonica Telecomunicaciones Publicas ("TTP", formerly known as Cabinas Telefonicas, S.A., "Cabitel")

     TTP is a wholly owned subsidiary of Telefonica de Espana, S.A., which focuses on the commercialization, installation, management and maintenance of public telephony as well as the advertising use of any base, outlet or service capable of supporting this activity.

   Telefonica Cable

     Telefonica Cable provides digital television services through ADSL lines as part of the Imagenio project. Other multimedia services such as digital audio and broadband Internet through both television and PC and video on demand are also included in the Imagenio project but are provided by Telefonica de Espana. In April 2004, Telefonica Cable initiated operations in Madrid, Barcelona and Alicante.

   Telyco Group

     The Telyco group is comprised of the two following entities.

     o Telyco S.A.U. is a wholly owned subsidiary of Telefonica de Espana, S.A., which sells telecommunications equipment directly through its stores and authorized dealers, as well as through wholesale distribution. Telyco has a commercial network that covers Spain through its direct channels (stores and direct sale) and indirect channels (associated commercial group - Telyco stores and wholesale channel).

     o Telyco Maroc S.A. is a 54% owned subsidiary of Telyco S.A.U. located in Morocco, which supplies mobile telephone products to Medi Telecom.

   Telefonica Soluciones Sectoriales

     The Telefonica Soluciones Sectoriales Group is comprised of the two following entities:

     o Telefonica Soluciones Sectoriales, a wholly owned subsidiary of Telefonica de Espana, S.A., serves as an investment vehicle for information technology and telecommunications projects through shareholdings in related companies. Additionally, Telefonica Soluciones Sectoriales participates on the boards of trustees of five foundations.

     o Interdomain, wholly owned subsidiary of Telefonica Soluciones Sectoriales. Interdomain's main activity is related to registering Internet domains at a national and international level.

Mobile Business--Telefonica Moviles

     We conduct our worldwide mobile business through Telefonica Moviles, which is a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. Telefonica Moviles estimates, based on information made public by its competitors, local regulatory authorities and data collected from interconnection fees charged and paid, that it is one of the five largest global providers of wireless communication services based upon managed customers at December 31, 2004. Telefonica Moviles offers a broad range of wireless services, including voice services, enhanced calling features, international roaming, wireless internet and data services, wireless intranets and other corporate services.

     At December 31, 2004, Telefonica Moviles provided wireless services through its operating companies and joint ventures, to approximately 74.4 million managed customers in territories with a population of approximately

509 million. Managed customers include all customers from companies which we directly control but excludes the customers of companies in which we have a financial interest but do not control. Telefonica Moviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile and, through its joint ventures with Portugal Telecom, it also provides wireless communication services in Brazil and Morocco. Telefonica Moviles' strategy is to focus on consolidating its market leadership position in Spain and Latin America and on increasing its profitability and cash flow in the medium term by optimizing its investments and operating efficiencies while assessing the potential for growth in new markets reinforcing its market leadership position in Spain and Latin America.

     In March 2004, Telefonica Moviles signed an agreement with BellSouth Corporation to acquire its Latin American operations. During October 2004, Telefonica Moviles closed on the acquisition of 8 of the 10 operators (Venezuela, Colombia, Ecuador, Peru, Guatemala, Nicaragua, Uruguay and Panama). The acquisition of the remaining two operators (Argentina and Chile) closed in January 2005.

     Telefonica Moviles will continue to analyze the possibility of selective acquisitions and strategic agreements that complement its business. Telefonica Moviles believes that growth in its markets will be driven by (i) increased customer usage of its wireless services, including both voice and data services, (ii) the introduction of new wireless data and Internet services, and
(iii) increased penetration rates in its Latin American markets.

     Telefonica Moviles also has licenses to provide UMTS services. (Universal Mobile Telephone System, which allows wireless multimedia voice and data transmission speeds of up to 384 kbits/s), in Switzerland through its wholly owned subsidiaries, in Germany through its 57.2% interest in the Group 3G UMTS Holding GmbH consortium, or Group 3G, and in Italy through its 45.59% interest in the IPSE 2000 consortium. Telefonica Moviles has, however, restructured its operations in these countries. See "Item 5 - Operating and Financial Review and Prospects - Operating Results - Overview - Presentation of Financial Information - Other Events Affecting the Comparison of our Results".

     The following table provides a summary overview of our operating companies and those companies in which we have non-controlling minority interests at December 31, 2004.

                                                                                 Population in
                                                                   Ownership        service
    Country                     Name of Company                   Interest (1)     territory     Total Customers
----------------------------------------------------------------------------------------------------------------
                                                                                 (in millions)    (in millions)
Spain            Telefonica Moviles de Espana                            92.5%           44.0            19.0
Morocco          Medi Telecom                                            29.8%           31               2.7
Brazil           Brasilcel(2)                                            46.2%          131.5            26.5
Argentina        Telefonica Comunicaciones Personales                    90.5%           38.7             3.4
Peru             Telefonica Moviles Peru                                 90.6%           27.6             2.1
Peru             Comunicaciones Moviles del Peru                         92.3%           27.6             0.7
Mexico           Telefonica Moviles Mexico(3)                            85.1%          104.7             5.6
El Salvador      Telefonica Moviles El Salvador                          84.8%            6.7             0.4
Guatemala        Telefonica Centroamerica Guatemala                      92.5%           12.7             0.4
Guatemala        Telefonica Moviles Guatemala y Compania                 92.5%           12.7             0.4
Chile            Telefonica Movil Chile(4)                               92.5%           15.4             3.3
Panama           Telefonica Moviles Panama                               92.1%            3.2             0.6
Nicaragua        Telefonica Celular Nicaragua                            92.5%            5.6             0.3
Venezuela        Telcel                                                  92.5%           26.0             4.3
Colombia         Telefonica Moviles Colombia                             92.5%           45.3             3.3
Ecuador          Otocel                                                  92.5%           12.9             1.1
Uruguay          Abiatar                                                 92.5%            3.4             0.2
Total                                                                                   508.7            74.4

------------------
(1)  Represents the ownership interest of the Telefonica Group.

(2) Jointly controlled and managed by Telefonica Moviles and Portugal Telecom. Through its 50% interest in Brasilcel at December 31, 2004, Telefonica Moviles indirectly held 45.45% of Tele Sudeste, 26.42% of Celular CRT, 25.3% of Tele Leste Celular, 32.56% of Telesp Celular and 10.74% of Tele Centro Oeste Celular.

(3) Telefonica Moviles Mexico, S.A. de C.V. holds interests in 100% of Baja Celular Mexicano, 90.0% of Movitel del Noroeste, 100% of Telefonica Celular del Norte, 100% of Celular de Telefonica, S.A. de C.V. and 100% of Pegaso PCS. Through its 92.0% interest in Telefonica Moviles Mexico, S.A. de C.V., as of December 31, 2004, Telefonica Moviles indirectly holds 92.0% of Baja Celular Mexicano, 82.8% of Movitel del Noroeste, 92.0% of Telefonica Celular del Norte, 92.0% of Celular de Telefonica, S.A. de C.V. and 92.0% of Pegaso PCS.

(4) The acquisition of 100% of the shares of Telefonica Movil Chile, the mobile telephone operator in Chile, from CTC Chile closed on July 23, 2004.

   Services and Products

     Telefonica Moviles' operating companies offer a wide variety of wireless and related services and products to consumer and business customers. Although the services and products available vary from country to country, the following are Telefonica Moviles' principal services and products:

     o Wireless Voice Services. Telefonica Moviles' principal service in all of its markets is wireless voice telephony, which has gained increased usage as a result of Telefonica Moviles' increased customer base and increased market penetration rates.

     o Value Added Services. Customers in most of Telefonica Moviles' markets have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling.

     o Wireless Internet. As part of Telefonica Moviles' strategy to become a leader in the wireless Internet sector, it offers Internet access in an increasing number of areas, mainly through the e-mocion brand, which allows its clients to access a wide range of mobile Internet services through voice, WAP or GPRS CDMA 1XRTT or code division multiple access (a broadband transmission system for wireless networks allowing for speeds of up to 144 kbits/s), or UTMS. GPRS, or general packet radio service, is an evolution of GSM or global standard for mobile, towards 2.5G, allowing wireless voice and higher-speed data transmission. WAP, or wireless application protocol, is a standard protocol allowing for wireless Internet access. Telefonica Moviles' operators in Brazil, Mexico, Argentina, Peru, El Salvador, Guatemala and Morocco have launched Movistar-emocion or services similar in content under other brands, such as "Vivo ao Vivo" in Brazil. Through wireless Internet access, Telefonica Moviles' customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use our other data services. Current data services offered include short messaging services, or SMS, and Multimedia Messaging Services, or MMS, which allows customers to send messages with images, photographs, sounds and videoclips. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefonica Moviles also provides wireless connectivity for devices such as laptops and personal digital assistants. Technological advances, which include the development of GPRS and UMTS, facilitate the development of these services by increasing the speed at which data is transmitted and making it possible to expand the offer of services and reduce their cost. Telefonica Moviles Espana launched its "Oficin@ Movistar UMTS"GPRS/UMTS data card, the first third generation service offered in Spain by a mobile operator offering high-speed data transmission of up to 384 kbits/s, to its corporate customers in February 2004 and in May 2004 extended the service to all residential and prepaid customers in conjunction with launching the first UMTS videophone services in the Spanish market.

     o Corporate Services. Telefonica Moviles provides business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefonica Moviles Espana offers corporate services through Movistar Corporativo 2000, and other advanced solutions for data, developed for specific sectors.

     o Roaming. Telefonica Moviles has roaming agreements that allow its customers to use their handsets when they are outside of their service territories, including on an international basis. In 2002, Telefonica Moviles extended international roaming services to pre-paid customers. It has also implemented intelligent network technology using the CAMEL standard for its customers in Spain. This allows Telefonica Moviles' customers to use their mobile telephones in European countries where a roaming agreement has been reached as if they were in their home country, for example, by not having to dial customary roaming prefixes. Through the FreeMove alliance with T-Mobile International, Telecom Italia Mobile and Orange, Telefonica Moviles Espana delivers an enhanced, seamless roaming service for customers of the four companies when traveling abroad through its "Virtual Home Environment" and new service propositions to international customers. In Brazil, Mexico and Argentina, Telefonica Moviles' roaming agreements allow its customers to make and receive calls throughout the national territories of these countries.

     o Trunking and Paging. In Spain and Guatemala, Telefonica Moviles provides digital wireless services for closed-user groups of clients and paging services.

     o M-payment. Through its subsidiary Telefonica Moviles Espana, Telefonica Moviles has an interest of 13.36% in MobiPay Espana, whose other shareholders include Vodafone Espana, Amena and several financial institutions and processing companies. MobiPay Espana is a company incorporated to develop micro-payments. Telefonica Moviles also has a 50.0% interest in MobiPay International, aimed at expediting payments through mobile phones in an international setting. In addition, on February 26, 2003 Telefonica Moviles announced its participation in the new MPSA (Mobile Payment Services Association). The association, which is comprised of Vodafone, Orange, T-Mobile and Telefonica Moviles, will operate under the brand name Simpay. For further information see "--Wireless Internet and Data Initiatives--M-Payment".

     o Other Services. Telefonica Moviles also has the technology available to provide other value added wireless services such as location-based services and telematics. Location-based services permit the precise location of the handset to be determined by the wireless network, which will permit users to receive and access information specific to such location. Telefonica Moviles believes that this technology will be widely used in fleet management, logistics and security monitoring. Telematics applications permit the delivery of data to machines, such as automobiles and vending machines.

   Telefonica Moviles' Operations

     Telefonica Moviles' operations currently are conducted in three distinct geographic areas:

     o    Spain;

     o    Morocco; and

     o    Latin America.

     The following is a description of the markets in which Telefonica Moviles operates and includes information on its market share by geographic location. Customer information on the wireless markets in which Telefonica Moviles operates, including its market share, are estimates that Telefonica Moviles has made based on information made public by its competitors or by local regulators in the respective markets. With respect to its operations in Morocco, this information is also based on data collected from interconnection fees charged and paid.

     Spain

     Telefonica Moviles offers wireless services in Spain through Telefonica Moviles Espana, the leading wireless operator in Spain in terms of total number of customers at December 31, 2004. Telefonica Moviles Espana had approximately
19.0 million customers at December 31, 2004, representing an estimated 48.5% market share.

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefonica Moviles' operations in Spain:

                                              At December 31,
                                               (in millions)
                                2002               2003              2004
                              ---------------------------------------------
Total customers (1)             18.4               19.7              19.0
Pre-paid customers  (1)         11.9               11.7               9.7
Population in service            42                 43                44
territory

Source:  Telefonica Moviles

------------------
(1)  Telefonica Moviles Espana has determined that it will no longer include
     1.3 million inactive prepaid SIM cards in its reported customer base. This adjustment was made from April 1, 2004 and all operating metrics corresponding to 2004 have been calculated taking this adjustment into account.

     Telefonica Moviles Espana has offered wireless services in Spain since 1982 with the launch of analog wireless services under the brand MoviLine. Digital wireless services, using GSM 900 MHz technology, were launched in 1995 under the Movistar brand name, which has since become one of the most widely recognized brands in Spain. In 1997, Telefonica Moviles Espana launched the first pre-paid wireless service in Spain under the Movistar Activa brand name, and, in January 1999, Telefonica Moviles Espana launched the GSM 1800 MHz service. In March 2000, having achieved the highest rating in the award process, Telefonica Moviles Espana was awarded a third generation wireless, or UMTS, license covering the Spanish national territory for (euro)131 million. Telefonica Moviles launched its UMTS service on a pre-commercial basis in October 2003 and extended the service during 2004.

     Market

     With an estimated population of approximately 44 million people, Spain is the fifth largest wireless market in Western Europe with approximately 39.2 million wireless customers at December 31, 2004. This customer base represents a penetration rate of 89.1%. The Spanish market grew 4.4% in 2004.

     The Spanish wireless market has shown increasing growth as a result of a decline in wireless handset prices and per minute call rates, and the introduction of pre-paid tariffs. At December 31, 2004, Telefonica Moviles Espana had approximately 19.0 million customers including 0.6 million new customers added during 2004 but excluding 1.3 million inactive prepaid SIM cards after April 2004.

     Network and Technology

     Telefonica Moviles Espana's licenses and concessions in Spain permit it to operate digital networks and analog networks. Since December 31, 2003 Telefonica Moviles Espana has not operated an analog network, having migrated its analog Moviline subscribers to its digital GSM Movistar services. Telefonica Moviles Espana also holds one of four nationwide licenses for UMTS services in the country, having launched UMTS services commercially in 2004.

     Telefonica Moviles Espana's digital network in Spain is based upon the GSM standard, which is one of the most widely used standard systems for wireless communication. The prevalence of the GSM standard, together with Telefonica Moviles Espana's international roaming agreements, enables its Movistar customers to make and receive calls throughout Western Europe and in almost 200 countries worldwide. Telefonica Moviles Espana's GSM-based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products.

     Telefonica Moviles Espana's licenses entitle it to 40 MHz of spectrum in the 900 MHz band and 2x24.8 MHz of spectrum in the DCS 1800 MHz band. Under the terms of its UMTS license, Telefonica Moviles Espana is authorized to operate using two paired, or two-way, 15 MHz channels plus one unpaired, or one-way, 5 MHz channel.

     In 2002, 2003 and 2004, Telefonica Moviles Espana invested approximately
(euro)1,669 million in building out and enhancing its networks in Spain, developing its technological platforms and information systems. At December 31, 2004, Telefonica Moviles Espana's GSM/GPRS digital network in Spain, which consisted of 115 switching centers and more than 16,200 base stations, provided coverage to approximately 99% of the population. The amounts invested in 2002, 2003 and 2004 have been used to enhance the quality of its coverage of high-density areas, to permit more intensive use of its wireless services within buildings in an urban environment, further enhancing the appeal of wireless communications and to introduce new technologies. In addition, Telefonica Moviles Espana has continued in 2004 to roll-out its UMTS network, complying with its obligations under its UMTS license. At December 31, 2004 Telefonica Moviles Espana's UMTS coverage represented 40% of the population, with 3,800 base stations in approximately one hundred cities.

     The Spanish wireless market has been receptive to new wireless services, such as SMS and wireless Internet. Telefonica Moviles Espana has offered GPRS services, with increased speed and efficiencies versus existing GSM networks, since 2001. Multi-media messaging services, or MMS, which allow customers to send and receive messages combining color photographs and images with voice, sound, animations or text, have been offered by Telefonica Moviles Espana since 2002, bringing customers closer to the potential of third generation, or 3G, services while still utilizing existing technology such as GPRS. In all, Telefonica Moviles Espana continues to demonstrate its commitment to be a leader in technological innovation in Spain and to make the most innovative services available to its customers, as can be seen with the development of the following various new services and data applications in 2004:

     o GPRS technology continued developing significantly in 2004. Telefonica Moviles Espana estimates that close to 3.8 million of its customers were web browser users with GPRS technology by December 2004, almost 2.4 million more than in December 2003. After the launch of i-mode services in June 2003, in collaboration with NTT DoCoMo, Telefonica Moviles Espana became the first operator in the Spanish market to provide i-mode navigation services. At December 31, 2004 almost 700 thousand of Telefonica Moviles Espana's web browser users used its i-mode service.

     o The use of multimedia messaging services (MMS) increased significantly in 2004, with almost 1.5 million users at December 31, 2004 compared to 0.5 million at December 31, 2003. Almost one half of the handsets sold by Telefonica Moviles Espana in 2004 were equipped with MMS technology.

     o After the pre-commercial launch of UMTS services in October 2003, on February 13, 2004, Telefonica Moviles Espana launched its "Oficin@ Movistar UMTS" GPRS/UMTS data card, the first third generation service offered in Spain by a mobile operator with high-speed data transmission up to 384 kbits/s, to its corporate customers. This service was extended to all Telefonica Moviles Espana residential and prepaid customers on May 24, 2004, initially in Madrid and Barcelona, and gradually extended to the rest of Spain. On that same date, Telefonica Moviles Espana also launched the first UMTS videophone services in the Spanish market.

     o Telefonica Moviles Espana began offering additional services and products in 2004 targeted to the corporate and professional segments such as Movistar desktop, Blackberry(R) Professional Mail, and the TSM 520 handset including the Windows(R) Mobile Smartphone 2003 system.

     In general, Telefonica Moviles Espana's strategy is to use a variety of suppliers based on the quality and rates of their services and products. In Spain, Ericsson, Motorola and Nokia have supplied the majority of Telefonica Moviles Espana's GSM and GPRS network. Ericsson supplied the majority of the infrastructures for the first phase of the roll-out of its UMTS Network, and Ericsson and Siemens are supplying the infrastructure for the second phase of the roll-out.

     Sales and Marketing

     Since Telefonica Moviles Espana began providing wireless services in Spain, its sales and marketing strategy has been to generate increased brand awareness, customer growth and increased revenues. As the Spanish market continues to mature, Telefonica Moviles Espana's focus has been shifting from customer acquisition to management of its customer relationships and continuation of profitable growth through customer loyalty and new products and services.

     Telefonica Moviles Espana utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and Internet advertising. Telefonica Moviles Espana also sponsors a leading motorcycle grand prix racing team and cultural and sporting events in order to increase its brand recognition. Its advertising emphasizes its image as the market leader and characteristics such as quality, convenience and reliability, with specific campaigns based on price or new product offerings. For example, campaigns for its pre-paid service, Movistar Activa, emphasize the simplicity and mobility of the pre-paid service with a focus on the younger segment of the market. For its contract customers, Telefonica Moviles Espana markets Movistar Plus, which emphasizes exclusivity and value with specific offers of new services, and a loyalty program based on points earned.

     For purposes of sales and distribution, Telefonica Moviles Espana divides the Spanish market into the consumer market and business market. At December 31, 2004, Telefonica Moviles Espana had approximately 8,500 points of sale for the consumer market. In addition, Telefonica Moviles Espana uses approximately 100 points of sale that are owned by our Group.

     In the wireless business sector, Telefonica Moviles Espana uses its distributors to market to small and medium sized enterprises and uses its own corporate sales force to target large business customers. Telefonica Moviles Espana offers a variety of plans, ranging from volume discounts to specifically tailored service contracts.

     Telefonica Moviles Espana offers several different pricing options for wireless services. At December 31, 2004, more than 49% of Telefonica Moviles Espana's total customer base are contract customers, and 51% are pre-paid (Movistar Activa).

     During 2004, Telefonica Moviles Espana continued encouraging customer migration from its pre-paid plans to its contract plans, in line with the process that started in March 2002, when the contract plans of Telefonica Moviles Espana changed such that they no longer contained a monthly fee, but instead required a minimum usage commitment. At December 31, 2004, prepaid to contract migrations stood at over one million, improving the proportion of contract customers to total customers by 8.5% from December 31, 2003.

     The competitive tariffs and quality of services provided by Telefonica Moviles Espana, along with its success in encouraging migration to its contract plans, have led to improvement in the usage and spending pattern of its customers. Total traffic increased to 30.4 million minutes, a 12% increase compared to 2003. In addition, data and content services are becoming increasingly important methods by which wireless customers in Spain communicate. All of this contributed to a significant increase in data revenues which totaled almost (euro)1 billion in 2004 (an increase of 16.1% compared to 2003). The increase in average revenue per user from data services was primarily due to a substantial growth of non-SMS data services, which gave rise to an increase in non-SMS related revenues, out of total data revenues, of 4.5%.

     In 2004, Telefonica Moviles Espana experienced growing commercial pressure from competitors as a result of mobile phone number portability offers in the residential market and aggressive pricing in the corporate market. As a result, the amount spent by Telefonica Moviles Espana to acquire and retain customers as a percentage of net sales was 8.6% in 2004, compared to 7.5% in 2003. These cost increases were partially offset by certain cost reduction measures taken by Telefonica Moviles Espana to take full advantage of its economies of scale.

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

     Under the new regulatory framework, all licenses and authorizations for the exploitation of telecommunications networks or for the provision of electronic communications services were extinguished once the new General Telecommunications Law came into force. However, in accordance with the first transitory disposition of the new General Telecommunications Law, the rights and obligations applicable to the individual licenses and general authorizations held by Telefonica Moviles Espana will remain valid. Consequently, Telefonica Moviles Espana must comply with the obligations established before new General Telecommunications Law came into force.

     Telefonica Moviles Espana holds the following concessions for the use of spectrum which terms and conditions are associated with the former licenses now extinguished:

  Concession Type (licenses)        Concession Duration              Ending Date               Extension Period
------------------------------------------------------------------------------------------------------------------
GSM 900                                  15 years                 February 3, 2010                  5 years
DCS--1800                                 25 years                   July 24, 2023                   5 years
UMTS                                     20 years                  April 18, 2020                  10 years
Paging                                   20 years                September 24, 2012                10 years
(8) Analogic Trunking                    20 years                    June, 2014                    10 years
(4) Analogic Trunking                    20 years                  November, 2016                  10 years

     Interconnection. Because Telefonica Moviles has been classified by the Telecommunications Market Commission as a market dominant operator in the wireless and interconnection markets, Telefonica Moviles Espana must provide cost oriented interconnection rates on a non-discriminatory, transparent and proportional basis based on objective criteria based on costs. The technical and financial conditions under which Telefonica Moviles Espana provides interconnection services to itself or to its subsidiaries must be offered under the same conditions to other operators. This obligation principally relates to the quality of services, delivery schedule and the terms and conditions for the provision of interconnection services. Likewise, Telefonica Moviles Espana must provide relevant information on the technical and functional specifications of the interconnection points to any operator that requests interconnection.

     Every year Telefonica Moviles Espana must file separate accounts with the Telecommunications Market Commission for its interconnection related activities. The accounts must include the interconnection services that Telefonica Moviles Espana provided to itself and to its subsidiaries or affiliates as well as the services provided to other operators. Telefonica Moviles Espana must also file every year an externally audited statement of interconnection costs with the Ministry of Economy, the Ministry of Industry, Trade and Tourism and with the Telecommunications Market Commission.

     The Telecommunications Market Commission initiated a procedure on September 11, 2003 to determine Telefonica Moviles Espana's termination interconnection prices. On October 7, 2004, the Telecommunications Market Commission established the average maximum price for Telefonica Moviles Espana's interconnection termination service at (euro)0.13 per minute, beginning on October 31, 2004.

     Number Safekeeping. Since November 2000, mobile telephony users are able to keep their telephone number whenever they switch mobile operators.

     Tariffs. The mobile operators that provide mobile telephone services may generally set the tariffs they charge to their customers. However, the General Telecommunications Law states grants the Government's Deputy Commission for Financial Affairs the authority to set transitory maximum and minimum prices, as well as fixed prices. As of the date of this Annual Report, the Deputy Commission for Financial Affairs has not regulated rates of digital wireless services.

     Telefonica Moviles Espana can freely set the rates for the services provided to its customers and must only communicate the rates to the regulatory authorities and to the consumer and customer organizations.

     Competition

     Telefonica Moviles de Espana currently has two competitors in the Spanish market for wireless communications service: Vodafone Espana, a subsidiary of Vodafone PLC, and Retevision Movil S.A., which operates under the brand name Amena.

     In early 2000, the Spanish government awarded four third generation wireless, or UMTS, licenses, which cover the entire country of Spain. Telefonica Moviles Espana was awarded one of these licenses, while the others were awarded to Retevision Movil, Vodafone and the Xfera consortium.

     Morocco

     Telefonica Moviles provides wireless services in Morocco through Medi Telecom, S.A., in which it holds a 32.18% interest and shares management responsibilities with Portugal Telecom, which also holds a 32.18% interest.

Medi Telecom also has local minority shareholders. Medi Telecom is the second largest wireless operator in Morocco with over 2.7 million customers at December 31, 2004. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

     Telefonica Moviles has entered into a shareholders' agreement with other shareholders of Medi Telecom under which it has the right to appoint the chief executive officer of Medi Telecom. In addition, as of April 2003, the sale or transfer of shares in Medi Telecom triggers a right of first refusal with a priority for Telefonica Moviles and Portugal Telecom. The shareholders' agreement also requires specified majority votes to approve most corporate actions.

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to Medi Telecom:

                                                                              At December 31,
                                                                        ------------------------
                                                                         2002     2003      2004
                                                                        ------------------------
Total wireless customers (in millions at period end)...................   1.6      2.1       2.7
Pre-paid customers (in millions at period end).........................   1.5      1.9       2.6
Population in service territory (in millions at period end)............    30       30        31

------------------
Source: Telefonica Moviles, except population
Population: Pyramid Research

     Licenses

     In July 1999, Medi Telecom was awarded a GSM license in the 900 MHz band. This license allows Medi Telecom to provide wireless services in all of Morocco. The license is valid for a period of 15 years from August 2, 1999 and may be renewed for one five-year period, subject to the fulfillment by the operator of certain terms and conditions. In March 2005, however, Medi Telecom reached an agreement with Moroccan regulators to extend their GSM license for an additional ten years (until August 2024). In order to qualify for this additional ten year extension, Medi Telecom must pay to the government 1% of all revenues obtained from providing GSM services beginning in August 2014. In order for this agreement to become effective, an official decree must be issued.

     Network and Technology

     Medi Telecom's network in Morocco is based upon the GSM standard. Its license entitles it to 50 MHz spectrum in the 900 MHz band. In 2002, 2003 and 2004, Medi Telecom invested a total of approximately (euro)252 million in building out and enhancing its digital network in Morocco. At December 31, 2004, Medi Telecom's digital network in Morocco consisted of 13 switching centers and 1,689 base stations giving coverage to over 96% of the population. Medi Telecom plans to make new investments to increase the coverage of its network.

     Competition

     Medi Telecom currently competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

     Brazil

     Telefonica Moviles and Portugal Telecom are 50-50 shareholders in Brasilcel, N.V., or Brasilcel, a joint venture which combines Telefonica Moviles' and Portugal Telecom's wireless businesses in Brazil. This joint venture is the leading wireless operator in Brazil in terms of total number of customers at December 31, 2004. At December 31, 2004 Brasilcel had a total of
26.5 million customers, of which 5.2 million are contract customers. Brasilcel had an estimated average share in its markets of operations of approximately 51% and of 41% in Brazil at December 31, 2004, based on information provided by its competitors and regulatory authorities. All of the operating companies participating in the joint venture have been operating under the brand name "Vivo" since April 2003. The licensed areas of Brasilcel include 19 states in Brazil and its federal capital, with a population of approximately 131.5 million, and representing 85.5% of Brazil's gross domestic product at December 31, 2004.

     The following table shows the different states where service is provided by Brasilcel's operators in 2004:

                Company                              State
---------------------------------------------------------------------------------------------
Telesp Celular.....................   Sao Paulo
Tele Sudeste.......................   Rio de Janeiro and Espirito Santo
Global Telecom ....................   Parana and Santa Catarina
CRT Celular........................   Rio Grande do Sul
Tele Centro Oeste..................   Acre, Goias, Mato Grosso, Mato Grosso do Sul, Rondonia,
                                      Tocantins, Distrito Federal, Amazonas, Para, Amapa,
                                      Roraima and Maranhao
Tele Leste.........................   Bahia and Sergipe

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to the operations of Brasilcel:

                                                                          At December 31,
                                                                      ----------------------
                                                                      2002      2003    2004
                                                                      ----------------------
Total customers (in millions at period end)(1).....................   13.7      20.7    26.5
Pre-paid customers (in millions at period end)(1)..................   10.1      15.8    21.4
Population in service territory (in millions at period end)........     97       130   131.5

Source: Telefonica Moviles, except population data
Population: Pyramid Research

------------------
(1) Total customers and prepaid customers in 2004 reflect the customers of Brasilcel. Total customers and pre-paid customers in 2003 reflect the customers of Brasilcel, including TCO from May 2003. Total customers and pre-paid customers for 2002 reflect the customers of Tele Leste Celular, Tele Sudeste Celular, Telesp Celular and Celular CRT.

     Regulation

     The wireless telecommunications companies that operate pursuant to licenses and concessions are subject to general obligations set forth by the National Agency for Telecommunications, or Anatel, and to obligations pursuant to each license concerning quality of services, network expansion and modernization.

     Licenses and Concessions. On December 4, 2002 ANATEL authorized the contribution to Brasilcel of the wireless assets in Brazil of both Portugal Telecom and Telefonica Moviles and allowed the migration of Brasilcel's operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel's operators replaced all their old licenses with new SMP licenses. The old licenses were concessions granted under the Cellular Mobile Service, or the SMC regime. The new SMP licenses include the right to provide cellular services for an unlimited period of time but restrain the right of using the spectrum according to the schedules listed in the old licensing titles (Celular CRT until 2007, Telerj Celular until 2005, Telest Celular until 2008, Telebahia Celular and Telergipe Celular until 2008, TCP until 2008 or 2009 (for the cities of Ribeirao Preto and Guatapara), Global Telecom until 2013, TCO until 2006 (for Brazil's Federal District), Teleacre Celular, Teleron Celular, Telemat Celular and Telems Celular until 2009, Telegoias Celular until 2008 and Norte Brasil Telecom until 2013).

     The renewal of all these licenses must be solicited 30 months before its expiration. The companies listed above with licenses expiring within 30 months have already applied for the renewal of their licenses. For the renewal of these licences, the operators will have to make a payment for the use of the spectrum in the amount of 2% of gross revenues. This payment has to be made two years after obtaining the license. This payment is already guaranteed, although for the moment we do not pay for the use of the Spectro.

     Interconnection. Resolution 40/98 approved the general interconnection regulations. Interconnection is mandatory for all telecommunications operators. Conflicts arising from the negotiations between operators are resolved through the arbitration by Anatel. Existing regulations state that operators that offer general public services (fixed line services, personal mobile services and specialized mobile services such as trunking and cable TV) must publish the terms and conditions for interconnection with their networks.

     Rates. The rates that wireless service providers may charge their customers are regulated by the SMP regime. The SMP regime allows operators to freely negotiate their interconnection rates with other operators. In addition, under the SMP rules, the retail rates charged to customers for fixed-to-mobile calls cannot be less than the sum of the interconnection fees charged on the fixed and mobile call terminations.

     Network and Technology

     The licenses granted to Brasilcel's operating companies allow operations in CDMA, CDMA 1XRTT, CDMA EVDO and TDMA networks. Brasilcel offers both analog and digital services in the 800 MHz band. TDMA, or time division multiple access, is a digital mobile phone technology that allows several calls to share a single channel without interfering with one another. CDMA 1XRTT or code division multiple access, is a broadband transmission system for wireless networks allowing for speeds of up to 144 kbits/s. Additionally, in 2004 Brasilcel also launched CDMA EVDO, a technology that increases data capabilities allowing speeds of up to 2.4 mbits/s.. We believe Brasilcel has differentiated itself in Brazil by offering more innovative and advanced products and services, in part because of its new networks with the high technological capacity of CDMA 1XRTT and EVDO, which provide a significant competitive advantage for Brasilcel.

     Brasilcel's operators that offered services in CDMA Networks (TCP, TeleSudeste Celular, Global Telecom and TeleLeste Celular) have upgraded their networks by the layout of CDMA-1XRTT and EVDO and the companies which offered services based on TDMA Networks (Celular CRT and TCO) are selectively introducing CDMA-1XRTT and EVDO. In 2004, there has been a significant increase of CDMA 1XRTT coverage, reaching 3,700 base stations and covering over 800 municipalities in its areas of operation by year-end.

     In 2004, the usage of data services increased, principally due to an increase in SMS and data-enabled handsets. Brasilcel continued to develop its data transmission services business in Brazil through the use of its CDMA 1XRTT and EVDO network.

     During the three years ended December 31, 2004 Brasilcel invested approximately (euro)278 million in the development of the networks of its companies in Brazil.

     Sales and Marketing

     The consolidation of the different brands of Brasilcel into the Vivo brand in 2003 has helped Brasilcel to operate under a unified commercial strategy.

     The Brazilian market expanded strongly in 2004, with high commercial activity and increased competitive pressure from all operators. In this context, Vivo has lead customer growth, maintaining its leadership position in the market with a commercial strategy focused on increasing both the customer base and revenues.

     Loyalty programs that were established for both contract and prepaid customers in 2003 experienced high growth during 2004. Under these programs, contract customers accrue the right to a handset upgrade based on the revenues that the customers generate, and prepaid customers have access to handsets at a competitive price. Additionally, prepaid to contract migrations were actively promoted in 2004.

     Brasilcel is actively managing its distribution channels, which consisted of 7,998 points of sale at the national level in 2004. Additionally, Brasilcel's prepaid customers were provided access to a wide range of points for "recharges". The recharges can also be made by electronic transfers through the commercial banking network.

     As of December 31 2004, approximately 20% of Brasilcel's customers were contract clients and the remaining 80% were prepaid customers.

     Competition

     The growth of the Brazilian market has been considerable during the past years and was accompanied by an increase in competition due to the introduction of two new competitors (TIM and Oi) and the expansion of Claro's operations. TIM, Oi and Claro, together with Brasilcel's companies operating under the Vivo brand, represent the principal operators in Brazil.

     Peru

     Telefonica Moviles has been providing wireless services in Peru through Telefonica Moviles, S.A.C., or Telefonica Moviles Peru, since 2001.

     In March 2001, Telefonica, S.A. transferred an approximately 16.5% interest in Telefonica del Peru S.A.A. to Telefonica Moviles in exchange for 65,939,564 ordinary shares of Telefonica Moviles. In accordance with the resolution of the shareholders of Telefonica del Peru to divide the company along business lines, Telefonica del Peru spun off its wireless operations in June 2001 in the form of shares of Telefonica Moviles, S.A.C. and its data operations. Telefonica Moviles agreed with other members of the Telefonica Group who were shareholders of Telefonica del Peru to exchange, following such spin-offs, the shares of such data operations that they received in the spin-off, as well as the shares they held in Telefonica del Peru, for the shares in Telefonica Moviles, S.A.C. that they received in the spin-off. Following the spin-off, share exchanges and additional share purchases, Telefonica Moviles held a 97.97% interest in Telefonica Moviles, S.A.C. and did not hold any interest in such data operations or Telefonica del Peru.

     With the acquisition of 99.85% of Comunicaciones Moviles del Peru from BellSouth in October 2004, Telefonica Moviles consolidated its leadership in the Peruvian market with an approximately 69% market share at December 31, 2004. At December 31, 2004 the Telefonica Moviles Peru's and Comunicaciones Moviles del Peru's combined customer base totaled approximately 2.9 million (Telefonica Moviles Peru: 2.1 million customers; Comunicaciones Moviles del
Peru: 0.7 million).

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefonica Moviles Peru.

                                                                           At December 31,
                                                                      -----------------------
                                                                      2002    2003    2004(1)
                                                                      -----------------------
Total customers (in millions at period end)...........................  1.2     1.5       2.9
Pre-paid customers (in millions at period end)........................  1.0     1.2       2.3
Population in service territory (in millions at period end)...........   26      27      27.6

Source: Telefonica Moviles, except population
Population: Pyramid Research

------------------
(1) Customer data for 2004 includes the subscribers of Comunicaciones Moviles del Peru, acquired from BellSouth by Telefonica Moviles in October 2004.

     Regulation

     The Telecommunications Act approved in 1993 (DS 13-93-TCC), and the General Regulations approved in 1994 (DS 6-94-TCC 1994), are the legal framework for the telecommunications sector in Peru.

     In 1991, Telefonica del Peru's government-owned predecessor, Compania Peruana de Telefonos S.A., was granted a license for the provision of wireless services in Lima and Callao. Entel Peru S.A. was granted a license in 1992 for the provision of wireless service nationwide. In 1995, Entel Peru was merged into Compania Peruana de Telefonos and the surviving entity changed its name to Telefonica del Peru. Each license is valid for a term of 20 years. They expire on May 24, 2011 and February 1, 2012, respectively. Each license may be renewed for twenty year periods by filing an application at least two years prior to the expiration date. The renewal process requires the license holder to fulfill certain terms and condition.

     Telefonica Moviles S.A.C. holds the following licenses:

     o Wireless. Licenses to provide wireless services through Sub bands Band A of the 800 MHz band.

     o    Paging. License to provide paging services in the 450 MHz band

     o Long distance. License to provide long distance, international and domestic carrier services, granted in December 2001 for a twenty year period.

     After receiving regulatory approval, Telefonica Moviles acquired Comunicaciones Moviles del Peru from BellSouth on October 28, 2004. On January 5, 2005 Telefonica Moviles Peru requested authorization from the Ministry of Transport and Communications to transfer Telefonica Moviles Peru's licenses to Comunicaciones Moviles del Peru and such authorization was granted in April 2005.

     Comunicaciones Moviles del Peru holds the following licenses:

     o Wireless. License to provide wireless services through Sub band B of the 800 MHz band.

     o Long Distance. Licenses to provide long distance international, domestic and local carrier services. The licenses for local carrier services expire between 2016 and 2022. The licenses for domestic and international carrier services expire on February 5, 2019.

     o Fixed Line. License to provide local fixed telephony services for Lima and Callao. This license was granted on August 11, 1999 and may be renewed for successive twenty year periods at the request of the holder.

     Comunicaciones Moviles del Peru was granted a license for the provision of wireless services in Lima and Callao in 1991 and was granted a license to provide such services in the provinces in 1998. Each license is valid for a term of 20 years. They expire in 2011 and 2018, respectively. Each license may be renewed for twenty year periods by filing an application at least two years prior to the expiration date. The renewal process requires the license holder to fulfill certain terms and condition, such as as compliance with public service obligaions and expansion targets and compliance with antitrust law and interconnection rules as well as OSIPTEL regulations.

     Interconnection. Telefonica Moviles Peru is obliged to interconnect with other concession holders who request access to the network. Interconnection rates can be negotiated among wireless operators in Peru. Nevertheless, there is a maximum rate fixed by the Organization for Supervision of Private Investment in Telecommunications (OSPITEL) for termination rates of local calls. This rate is calculated by OSIPTEL based on market information and projections.

     Rates. Rates charged by wireless providers to their customers have been subject to a free tariff regime supervised by OSPITEL. Operators freely establish their rates for telephone calls by fixed line users to wireless service, and vice versa. Currently, the two tariffs in force are "the wireless user pays" and "the calling party pays." In June 2004, however, OSPITEL issued a resolution proposing a reduction of rates for calls by fixed line users to wireless users of 60% by December 2005.

     Interconnection rates can be negotiated among wireless operators in Peru. Nevertheless, there is a maximum rate fixed by OSPITEL for termination rates of local calls. This rate is calculated by OSPITEL based on market information and projections.

     Network and Technology

     Telefonica Moviles Peru operates both analog and digital networks. Its digital network is based upon the CDMA/CDMA 1xRTT standard. It has roaming agreements enabling Telefonica Moviles Peru's contract customers to make and receive calls in over 180 countries, including most of the Americas.

     Telefonica Moviles Peru's licenses entitle it to 25 MHz of spectrum in the 800 MHz band.

     Telefonica Moviles Peru invested approximately (euro)119 million in building out and enhancing its network in 2002, 2003 and 2004. In 2004, the amounts invested have been used to increase the switching capacity of the network and to roll-out the CDMA1xRTT network.

     At December 31, 2004, Telefonica Moviles Peru's network consisted of the CDMA1xRTT network and the Motorola Analog-Digital Network. The CDMA1xRTT network consisted of 4 switching centers and 273 base stations. The Motorola Analog-Digital Network consisted of 6 dual capacity switching centers, 291 analog base stations and 334 digital base stations.

     Telefonica Moviles Peru has been the first wireless operator in Peru to launch CDMA1xRTT technology, which offers its clients a better quality in voice transmission and a higher speed in data transmission. Moreover, this technology permitted the launch of Movistar Multimedia, the platform of access to a wide range of services like video downloads, single- and multi-user games, MMS, chat, ringtones and location services, among others.

     Competition

     According to Telefonica Moviles' estimates, Telefonica Moviles Peru is the leading operator in the Peruvian market. Telefonica Moviles Peru currently has two competitors: Stet Mobile Holdings which obtained a GSM/PCS license in March 2000 and subsequently launched its services under the TIM brand, and Nextel Peru.

Argentina

     Telefonica Comunicaciones Personales S.A. is the third largest wireless operator in Argentina with approximately 3.4 million customers at December 31, 2004, representing an approximately 26% market share.

     In January 2001, Telefonica, S.A. transferred to Telefonica Moviles 15.1% of the common stock of Telefonica de Argentina S.A. in exchange for 174,863,364 ordinary shares of Telefonica Moviles. In accordance with the resolution of the shareholders of Telefonica de Argentina S.A. to divide the company along business lines, in November 2001 Telefonica de Argentina S.A. spun-off its wireless operations in the form of shares of Telefonica Comunicaciones Personales S.A. and its data operations. Telefonica Moviles previously had agreed with other members of the Telefonica Group who were shareholders of Telefonica de Argentina S.A. to exchange, following such spin-offs, the shares of such data operations that Telefonica Moviles received in its spin-off, as well as the shares Telefonica Moviles holds in Telefonica de Argentina S.A., for the shares of Telefonica Comunicaciones Personales that they receive in the spin-off. Following the spin-offs and share exchanges, Telefonica Moviles held a 97.93% interest in Telefonica Comunicaciones Personales S.A. and did not hold any interest in the data operations of Telefonica de Argentina S.A.

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefonica Comunicaciones Personales.

                                                                       At December 31,
                                                                    ---------------------
                                                                    2002    2003     2004
                                                                    ---------------------
Total customers (in millions at period end)........................  1.6     1.8      3.4
Pre-paid customers (in millions at period end).....................  1.1     1.2      2.1
Population in service territory (in millions at period end)........   38    38.2     38.7

Source: Telefonica Moviles, except population
Population: Pyramid Research

     Telefonica Comunicaciones Personales provides wireless services in each of Argentina's three service regions: Greater Buenos Aires; Southern Argentina; and Northern Argentina. In Greater Buenos Aires, the Telefonica Group commenced offering analog wireless services in 1993 under the Miniphone brand name through a company that it owned jointly with Telecom Argentina, an affiliate of France Telecom and Telecom Italia. In 1994, Miniphone launched digital wireless services in Greater Buenos Aires. In 1999 Telefonica Comunicaciones Personales and Telecom Argentina divided Miniphone's assets, including customers, between them and entered into an agreement which allows Telefonica Comunicaciones Personales and Telecom Personal to continue to operate in Greater Buenos Aires separately. The Telefonica Group launched pre-paid wireless services in Greater Buenos Aires in October 1997.

     In Southern Argentina, the Telefonica Group launched wireless services through Telefonica Comunicaciones Personales in 1996 under the Unifon brand and launched prepaid wireless services in Southern Argentina in May 1999.

     In Northern Argentina, Telefonica Comunicaciones Personales began offering wireless services in May 2000 following receipt of personal communication service, or PCS, licenses covering all three service regions. After launching its services in Northern Argentina, Telefonica Comunicaciones Personales became a nationwide provider of wireless services.

     On March 5, 2004 Telefonica Moviles agreed to acquire BellSouth's operating companies in Latin America, including Compania de Radiocomunicaciones Moviles, or CRM, in Argentina. The acquisition of CRM closed on January 7, 2005.

     Regulation

     The National Telecommunications Law No. 19798 of 1972 (Ley Nacional de Telecomuicaciones) and the specific regulations for each service (including Governmental Decree 264/98) liberalized the telecommunications market in Argentina.

     Licenses. Telefonica Comunicaciones Personales S.A.'s licenses for the provision of wireless services include the following:

     o PCS licenses and corresponding authorizations for use of spectrum for Northern Argentina, Southern Argentina and Greater Buenos Aires;

     o Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires and Southern Argentina; and

     o Licenses for trunking, or closed user group, services for the greater Buenos Aires area and other provinces.

     In Argentina, regulatory authorities approved the acquisition of CRM subject to the return of certain bandwidth such that the combined operations of Telefonica Comunicaciones Personales and CRM would not hold bandwidth of more than 50 MHz in any one service region.

     CRM's licenses for the provision of telecommunication services include the following:

     o PCS licenses and corresponding authorizations for use of spectrum for each of Northern Argentina, Southern Argentina and Greater Buenos Aires;

     o Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires; and

     o Licenses for trunking, or closed user group, services for the Buenos Aires area.

     o    Fixed Telephony nationwide.

     Licenses do not expire, but may be cancelled as the result of an operator's failure to comply with the terms of its license.

     An authorization from the Secretariat of Communications allowing for use of spectrum is required before a telecommunications operator may provide wireless services. No wireless service provider may hold a bandwidth of more than 50 MHz in any one service region.

     Telefonica Comunicaciones Personales' operating licenses require it to comply with the coverage and service provision undertakings contained in those licenses, but they in turn allow Telefonica Comunicaciones Personales to freely set the tariffs to be charged to its customers, as long as tariffs are applied on a non-discriminatory basis.

     Licenses granted to mobile cellular radio-communications service, mobile telephony service and PCS operators do not preclude them from offering any other telecommunication services on a competitive basis although each of these operations are subject to specific regulations.

     Interconnection. Interconnection agreements are freely negotiated between operators. If they fail to reach an agreement, each operator may call upon the Secretariat of Communications to determine the terms and conditions of interconnection between the relevant operators.

     Operators with "significant market power" (defined as operators with more than 25% of total gross revenues generated by wireless operations) and market-dominant operators (operators with more than 75% of total gross revenues) must provide cost-oriented interconnection prices. Market-dominant operators must provide interconnections with other operators through a "reference interconnection offer."

     The "calling party pays" system is in the process of being slowly introduced in Argentina. This system has not yet been introduced for mobile-to-mobile calls or for payphone to mobile calls. Nevertheless, mobile companies have signed private agreements beginning in 2003 that provide for traffic termination fees from the second quarter of 2003. Resolution 623/2002 established the benchmark rate for fixed-to-mobile termination under the calling party pays system. This benchmark takes into account the weighted average revenues and average traffic for all mobile operators.

     Rates. Rates charged to customers are not regulated in Argentina.

     Network and Technology

     Telefonica Comunicaciones Personales operates both analog and digital networks. Its digital network is based upon the TDMA standard and GSM. It has roaming agreements enabling its customers to make and receive calls in more than 170 countries worldwide.

     Telefonica Comunicaciones Personales' licenses entitle it to 12.5 MHz of spectrum in the 800 MHz band and 30 MHz of spectrum in the 1900 MHz band in Greater Buenos Aires, 25 MHz of spectrum in the 800 MHz band and 20 MHz of spectrum in the 1900 MHz band in Southern Argentina and 40 MHz of spectrum in the 1900 MHz band in Northern Argentina.

     Telefonica Comunicaciones Personales invested a total of approximately
(euro)109,4 million in building out and enhancing its digital network in Argentina in the three years ended December 31, 2004. The GSM network was launched in 2004, and by year-end consisted of 1,109 base stations, reaching a population coverage representing approximately 82% of national GDP and providing roaming-in service for international travelers.

     At December 31, 2004, Telefonica Comunicaciones Personales' digital network in Argentina consisted of 47 switching centers and 2,099 base stations (including both digital and analog networks) giving coverage over 90% of the population. Telefonica Comunicaciones Personales' network has dual capacity so that the analog network has the same number of switching centers and base stations as the digital network.

     Competition

     Telefonica Comunicaciones Personales' currently has three competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina, CTI Movil which is controlled by America Movil, and Nextel, owned by NII Holdings Inc.

     Mexico

     Telefonica Moviles holds 92.0% of Telefonica Moviles Mexico, which is Mexico's second largest wireless operator, with over 5.6 million customers at December 31, 2004. Telefonica Moviles Mexico owns licenses covering all of Mexico.

     The companies making up Telefonica Moviles Mexico were acquired by Telefonica Moviles in two steps:

     (1) Acquisition of Northern Operators. Telefonica Moviles Mexico acquired its four Northern wireless operators (Bajacel, Movitel, Norcel, and Cedetel) from us in July 2001. We acquired such operators from Motorola, Inc. in exchange for an aggregate of $1,835.5 million in our shares and $10.5 million in cash and transferred them to Telefonica Moviles in exchange for approximately 203 million of its ordinary shares.

     (2) Acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and Formation of Telefonica Moviles Mexico. On April 26, 2002, Telefonica Moviles signed agreements to purchase 65.3% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso owns licenses to operate on a nationwide basis. In connection with this agreement, Telefonica Moviles also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of the acquisition, to contribute Telefonica Moviles' interests in Pegaso and its other Mexican operators and the Burillo Group's interest in Pegaso into a new holding company, Telefonica Moviles Mexico.

     On September 10, 2002, having obtained authorization from the relevant Mexican authorities, Telefonica Moviles acquired a 65.23% holding in Pegaso for $92.9 million. In accordance with Telefonica Moviles' agreement with the Burillo Group, on September 10, 2002 Telefonica Moviles contributed its interest in Pegaso and its other Mexican operators (Bajacel, Movitel, Norcel and Cedetel) to Telefonica Moviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefonica Moviles Mexico.

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefonica Moviles' Mexican operators.

                                                                            At December 31
                                                                    ------------------------------
                                                                    2002(1)      2003         2004
                                                                    ------------------------------
Total customers (in millions at period end).........................    2.4       3.5          5.6
Pre-paid customers (in millions at period end)......................    2.1       3.2          5.3
Population in service territory (in millions at period end).........  102.0     103.3        104.7

Source: Telefonica Moviles, except population
Population: Pyramid Research

------------------
(1) The figures for 2002 include our four Northern Mexican operators and Pegaso as from September 10, 2002.

     Regulation

     The provision of telecommunications services in Mexico is regulated by the Telecommunications Federal Law ("LFT"), enacted in 1995 (D.O.F.7/6/95), as well as specific regulations governing the different types of telecommunications services.

     Regulatory authorities. The following governmental agencies oversee the telecommunications industry in Mexico::

     o    the Secretariat of Communications and Transportation (SCT), and

     o    the Federal Telecommunications Commission (COFETEL).

     Licenses and concessions. In Mexico, authorization to provide mobile telephony services is granted through a concession. Telefonica Moviles's Mexican wireless operating companies have been granted the following concessions to operate mobile telephony services on Band A:

     o Baja Celular Mexicana, S.A. de C.V., or Bajacel, operates in Region 1, which consists of the states of Baja California, Baja California Sur and the municipality of San Luis Rio Colorado in the state of Sonora;

     o Movitel del Noroeste, S.A. de C.V, or Movitel, operates in Region 2, which consists of the states of Sinaloa and Sonora, except for the municipality of San Luis Rio Colorado, which is included in Region 1;

     o Telefonia Celular del Norte, S.A. de C.V, or Norcel, operates in Region 3, which consists of the states of Chihuahua, Durango and the municipalities of Torreon, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila; and

     o Celular de Telefonia, S.A. de C.V, or Cedetel, operates in Region 4, which consists of the states of Nuevo Leon, Tamaulipas and Coahuila, excluding the municipalities of Torreon, Francisco I. Madero, Matamoros, San Pedro and Viesca.

     Currently, only one Band A and one Band B service provider may provide mobile telephony services in each region. Each concession is granted for a period of twenty years, and may be renewed for additional twenty year periods, subject to the fulfilment by the operator of certain terms and conditions. These conditions are the fulfilment of the current obligations, solicitation of the renewal of the license before the expiration of the licensee, and accepting the new conditions that will be established by the SCT. The concessions to provide mobile telephony services awarded to the above operating companies each expire in 2010.

     In July 2001, Telefonica Moviles acquired, through Cedetel, a 49% interest in Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or GTM, which holds a concession to provide radio link in the 7 GHz band. This concession expires in 2018, and may be renewed for additional twenty year periods. On June 5, 2003 GTM was granted a license to provide, among others, national and international long distance services for a 15 year period. This license may be renewed if GTM complies with certain conditions under Mexican federal communications law. In July 2004, GTM acquired a concession from Megacable to provide a point-to-point link in the 23 GHz. band. This concession was granted in 1998 and expires in 2018.

     On April 26, 2002, Telefonica Moviles signed definitive agreements to purchase 65% of Pegaso. In 1998, Pegaso was awarded licenses to provide personal communication services until 2018. This license may be extended for additional twenty year periods, subject to the fulfillment by the operator of certain terms and conditions.

     The concessionaires are subject to general obligations set forth by SCT and COFETEL, and to obligations pursuant to each concession concerning quality of service, network expansion and modernization.

     On July 12, 2004 COFETEL called for an auction to grant concessions to provide fixed and mobile wireless access. The bidding process for certain wireless frequencies available in each of nine PCS regions began on January 11, 2005. Nextel, Telcel, Iusacell and Telefonica Moviles were participating in the bidding process. However, the auction was halted on February 9, 2005 due to a court order mandating that COFETEL allow UNEFON to participate in the auction. The bidding process was re-initiated on April 1, 2005.

     Interconnection. Mexican legislation on telecommunications matters requires all network license holders to undertake interconnection agreements whenever another operator requests it. The terms of such agreements may be freely negotiated between parties on a non-discriminatory basis. In the event of any controversy, COFETEL must arbitrate between the parties. The interconnection agreements must be registered in the telecommunications register, and those that are signed with foreign networks require prior authorization from the SCT.

     Under Mexican law, COFETEL can establish specific obligations for the concessionaires of public telecommunications networks who hold significant market power regarding prices, quality of service and the provision of information.

     Since May 1, 1999, the Calling Party Pays system (CPP) has applied exclusively to local service (services established between exchanges of the same local area) although the user has the option of maintaining the Receiving Party Pays system. COFETEL has stated that it is considering extending CPP to national long-distance calls, which would require regulatory approval by the Federal Commission for Regulatory Improvement.

     Rates. Rates charged to customers are not regulated. They are fixed by wireless operating companies and must be registered with COFETEL. Rates do not enter into force until confirmed by COFETEL.

     Network and Technology

     Telefonica Moviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA and GSM standards. At December 31, 2004, Telefonica Moviles Mexico's digital network in Mexico consisted of 35 switching centers and 4,677 base stations, including both digital (GSM, CDMA1900 and 850) and analog (AMPS) base stations giving coverage to more than 52.5% of the population. In each of the regions in which Telefonica Moviles Mexico operates, it holds licenses of 20 MHz of spectrum on the 850 MHz band, and 30 MHz and 10 MHz of spectrum on the 1900 MHz band.

     The launch of Telefonica Moviles Mexico GSM network on a nationwide basis started in 2003 and by the end of 2004 covered areas with a population representing 77% of Mexico's national gross domestic product at December 31, 2004. Telefonica Moviles Mexico has invested during the three years ended December 31, 2004 a total of (euro)970 million, principally during 2003 and 2004. on its GSM network.

     Competition

     Telefonica Moviles Mexico competes with various operators at a national level, most of which are subsidiaries of larger international telecommunications companies. The principal competitor of Telefonica Moviles Mexico is Telcel. The other competitors of Telefonica Moviles Mexico are Iusacell, Unefon, and Nextel.

     Chile

     Prior to 2004, Telefonica Moviles was party to a management agreement with Telefonica Movil Chile, a mobile phone operator in Chile and a subsidiary of Compania de Telecomunicaciones de Chile. On July 23, 2004, after the acceptance of a binding offer by Compania de Telecomunicaciones de Chile's Board of Directors, Telefonica Moviles acquired 100% of the shares of Telefonica Movil Chile.

     Telefonica Movil Chile had approximately 3.3 million customers at December 31, 2004, which, according to Telefonica Movil Chile's estimates based on information provided by its competitors and regulatory authorities, accounted for 34.7% of the overall mobile telephony market. Since the launch of its GSM services in April 2003, Telefonica Movil Chile has approximately 1.5 million GSM customers, approximately 44% of its total customers.

     The following table presents, at the dates and for the period indicated, selected statistical data relating to Telefonica Movil.

                                                                       Year ended December 31,
                                                                       ----------------------
                                                                        2002    2003    2004
                                                                       ----------------------
Total customers (in millions at period end).........................     1.8     2.3     3.3
Pre-paid customers (in millions at period end)......................     1.4     1.8     2.8
Population in service territory (in millions at period end).........    15.2    15.4    15.4

Source: Telefonica Moviles, except population
Population: Pyramid Research

     On March 5, 2004 Telefonica Moviles agreed to acquire BellSouth's wireless companies in Latin America, including BellSouth Comunicaciones and BellSouth Chile. The acquisitions of BellSouth Comunicaciones and BellSouth Chile closed on January 7, 2005.

     Regulation

     The General Telecommunications Law (No. 18,168) of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection.

     Regulatory Authorities. The main regulatory agency of the Chilean telecommunication sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications (SUBTEL).

     Licenses and Concession. Telefonica Movil Chile holds the following concessions:

     o Concession for the provision of wireless telecommunications services in the 800 MHz band:

          o For the Metropolitan Region and Region V, the concession was granted on November 11, 1998 for an unlimited period of time.

          o For Regions I to IV and Regions VI to XII, the concession was granted on August 3, 1989 for an unlimited period of time.

     o Concession for the provision of wireless telecommunications services in the 1900 MHz band. The concession was granted for a thirty year period from November, 16, 2002, and may be renewed for successive thirty year periods at the request of the holder.

     Chilean regulatory authorities approved the acquisition of BellSouth Comunicaciones and BellSouth Chile by Telefonica Moviles subject to certain conditions, such as the sale by auction of 25MHz of bandwidth in the 800MHz band by Telefonica Moviles within 18 months.

     BellSouth Chile's concessions for the provision of telecommunication services include the following:

     o Concession for the provision of wireless telecommunications services in the 800 MHz band:

          o For the Metropolitan Region and Region V, the concession was granted for a fifty- year period from January 27, 1982 and may be renewed for successive fifty year periods at the request of the holder.

          o For Regions I to IV and Regions VI to X, the concession was granted on February 6, 1990 for an unlimited period of time.

          o For Regions XI and XII, the concession was granted July 26, 1993 for an unlimited period of time.

     o Concession for the provision of wireless telecommunications services in the 1900 MHz band:

          o for the provision of wireless service nationwide with a bandwidth of 10 MHz, the concession was granted for a thirty year period from April 3, 2003 and may be renewed for successive thirty year periods at the request of the holder.

     o BellSouth Chile also holds a concession for fixed line long distance services nationwide granted March 16, 1994 for an unlimited period of time.

     Interconnection. The Telecommunications Law requires that holders of public telecommunications service licenses to interconnect their networks to other networks providing the same type of service. This requirement is intended to ensure that subscribers and users of telecommunications services are able to communicate with each other, both inside Chile and abroad. The same requirement applies to holders of intermediate service licenses, who are required to interconnect their networks to the local telephone network. SUBTEL sets the applicable tariffs for services provided through the interconnected networks, in accordance with the procedures established in Section 25 of the Telecommunications Law. The structure, level and indexing of these interconnection rates are fixed by a tariff decree by the Chilean Ministries of Economy and Transport and Telecommunications.

     The tariffs are set every five years. Starting on February 13, 2004, the new interconnection charges for the 2004-2009 period became effective for both Telefonica Movil and BellSouth Chile. The new interconnection charges have decreased by an average of 27.4% for the 2004-2009 from the average tariffs in Chilean pesos as of December 31, 2002. The new tariff scheme stipulates three time slots defined as "peak", "reduced" and "night".

     Rates. Calling Party Pays was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay to mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. Under this tariff structure, local telephone companies pay to mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Under the Calling Party Pays system, a fixed network costumer calling a mobile telephone pays the local telephone company a rate comprised of a local tariff that is part of the basic local telephone service plus a fee for interconnecting from the fixed network to the mobile network. Mobile telephone customers can choose not to have the Calling Party Pays system apply to their mobile-telephone accounts and thus continue to pay for incoming calls.

     Network and Technology

     Telefonica Movil Chile maintains a fully digitalized nationwide TDMA mobile network of 25 MHz in the 800 MHz frequency. In 2002 Telefonica Movil Chile also acquired through an auction two nationwide bands of 10 MHz each in the 1900 MHz mobile frequency (PCS), which it is developing with GSM/GPRS technology. In April 2003, Telefonica Movil Chile launched its GSM service, which has the benefit of operating over the only GSM/GPRS network covering all of Chile. In 2004, Telefonica Movil Chile continued to make improvements to its GSM/GPRS network's quality and coverage of voice services nationwide.

     In 2003, with the addition of the GSM/GPRS network, Telefonica Movil Chile began to deploy new services such as multimedia messaging (Movil Image), game downloads (Movil Game) and ring-tone downloads (Movil Music). In July 2003, a new data transmission service, the GPRS mobile Internet, was launched. In October 2003, the installation of the new "enhanced data rates for global evolution", or EDGE, high-speed data network made Chile the fourth country worldwide and the first country in Latin America that is able to provide its citizens with third generation (3G) services.

     In March 2004, Telefonica Movil became the first operator in Chile to launch mobile TV services providing its customers with local TV programs on their mobile phones. In April 2004, a new broadband mobile service was launched offering customers a "always on" connection with a transfer speed of up to 474 kbits/s. In October 2004, Telefonica launched a photo log service that lets customers create their own web pages to send images or SMS from their mobile phones.

     The GSM/GPRS network extended roaming services to more than 160 countries. Since early 2004, Telefonica Movil Chile's contract clients can use the GPRS roaming service in Spain, the U.S., Argentina and Mexico, allowing them access to data services when they are abroad.

     In the three years ended December 31, 2004, Telefonica Movil Chile invested a total of approximately (euro)170 million in building out and enhancing its network in Chile. At December 31, 2004 Telefonica Movil Chile's digital wireless network consisted of 14 switching centers and 1,435 base stations giving coverage to over 98% of the population.

     Competition

     Telefonica Movil Chile currently has two competitors in the Chilean market for wireless communication service: Entel PCS and Smartcom.

Central America

     Telefonica Moviles provides wireless services in El Salvador and Guatemala through TES Holdings, S.A. and TCG Holding, S.A., respectively. These holding companies own interests in Telefonica Moviles El Salvador, S.A. de C.V., and Telefonica Centroamerica Guatemala, S.A. de C.V.

     Telefonica Moviles manages Telefonica Moviles El Salvador and Telefonica Centroamerica Guatemala in exchange for an annual fee of 9% of the operating profits of each operating company.

     In August 2001, Telefonica Moviles entered into an agreement with Mesotel de Costa Rica, S.A., a subsidiary of Mesoamerica Telecom, to acquire its direct and indirect interests in Telefonica Moviles El Salvador, Telefonica Centroamerica Guatemala, Telca Gestion, S.A. and Telca Gestion Guatemala, S.A., and other companies in which Telefonica Moviles and Mesoamerica Telecom were shareholders, in exchange for approximately 21.9 million of Telefonica Moviles' ordinary shares. In January 2002, Telefonica Moviles amended this agreement and acquired one-third of Mesotel de Costa Rica, S.A.'s interests in exchange for
7.3 million of Telefonica Moviles' ordinary shares. The remaining two-thirds of Mesotel de Costa Rica, S.A.'s interests were purchased by Telefonica Moviles in July 2002 for 14.6 million Telefonica Moviles' ordinary shares. As a result of these transactions, Telefonica Moviles held. a 91.75% interest in Telefonica Moviles El Salvador and a 100% interest in Telefonica Centroamerica Guatemala at December 31, 2004.

     On March 5, 2004 Telefonica Moviles agreed to acquire BellSouth's wireless companies in Latin America, including Bellsouth y Cia, S.C.A. in Guatemala. The acquisition of Bellsouth y Cia, S.C.A. closed in October 2004.

     El Salvador

     Telefonica Moviles provides wireless services in El Salvador through Telefonica Moviles El Salvador, the third largest of four wireless operators in El Salvador, with approximately 384,300 customers at December 31, 2004, representing 23.7% of the market.

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefonica Moviles' operations in El
Salvador:

                                                                At December 31,
                                                      ------------------------------
                                                       2002        2003        2004
                                                      ------------------------------
Total customers...................................... 230,856     255,300    384,300
Pre-paid customers................................... 160,266     186,309    294,000
Population in service territory (in millions)........     6.5         6.6        6.7

------------------
Source: Telefonica Moviles, except population
Population: Pyramid Research
(1)  Includes both fixed wireless lines and wireless operations.

     Telefonica Moviles El Salvador commenced offering digital wireless services in El Salvador in December 1998 under the Movistar brand name. In addition to wireless services, Telefonica Moviles El Salvador also provides Internet, cable TV and telephone services through Telefonica Multiservicios, a joint venture between Telefonica Moviles El Salvador and Amnet, an international communications provider in El Salvador.

     Regulation

     Concessions for the provision of telecommunications services are granted for a thirty year period. The concession may be renewed for successive thirty year periods. Telefonica El Salvador holds a concession to provide public telephone service, including wireless services, throughout El Salvador until January 1, 2028.

     Concessions for use of spectrum are granted for terms of twenty years and may be renewed for successive twenty year periods. Telefonica Moviles El Salvador holds the following concession for use of spectrum:

     o    concession to use 25 MHZ of spectrum in the 800 MHz B band; and

     o concession to use the following frequencies for multi-channel connections, including the delivery of wireless services: 5 GHZ, 11 GHz; and 23 GHz.

     A concession may be revoked only when a concession holder does not supply telecommunications services within two years after the concession has been granted or if it commits three serious infractions described in the relevant law within a period of three years. Concessions may be renewed by filing a new application with the General Superintendency of Electricity and Telecommunications. Concessions are renewed depending on the fulfillment of certain terms and conditions by the holder of the concession. Applications for renewal of the concession must be sought one year before its expiration or the regulatory authority will hold an auction to sell the concession to other operators.

     Network and Technology

     The digital network of Telefonica Moviles in El Salvador is based upon the CDMA and GSM standard. During the three years ended December 31, 2004 Telefonica Moviles El Salvador invested a total of approximately (euro)38 million in building out and enhancing its networks in El Salvador. At December 31, 2004 the digital network of Telefonica Moviles in El Salvador consisted of two switching centers shared by the fixed line and mobile networks and 252 base stations giving coverage to over 50% of the population.

     Competition

     Telefonica Moviles El Salvador currently competes in the El Salvador market for wireless communications service with Telemovil, CTE Telecom and Digicel.

     Guatemala

     Telefonica Moviles provides wireless services in Guatemala indirectly through its wholly owned subsidiary Telefonica Centroamerica Guatemala. We also provide wireless services through TEM Guatemala y Cia after its acquisition from BellSouth by Telefonica Moviles in October 2004. At December 31, 2004, Telefonica Moviles' total customer base in Guatemala was approximately 751,000 (Telefonica Moviles Guatemala: 376,000 and TEM Guatemala y Cia.: 375,000).

     The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefonica Moviles' operations in
Guatemala:

                                                         At December 31,
                                                  ------------------------------
                                                   2002        2003      2004(1)
                                                  ------------------------------
Total customers.................................. 97,089     156,868    750,554
Pre-paid customers..............................  48,865     113,551    562,051
Population in service territory (in millions)....   12.0        12.0       12.7

------------------
Source: Telefonica Moviles, except population
Population: Pyramid Research
(1) Customer data for 2004 includes TEM Guatemala y Cia.'s subscribers acquired by Telefonica Moviles from BellSouth in October 2004.

     Telefonica Centroamerica Guatemala commenced offering digital wireless services in Guatemala in October 1999 under the Movistar brand name. Telefonica Centroamerica Guatemala also provides fixed line public telephone service, data and long distance services and paging services through its subsidiary Tele Escucha with 7 thousand customers as of December 31, 2004.

     Regulation

     In Guatemala, a telecommunications services provider does not require a governmental concession to provide such services, but does require an authorization to use the spectrum. These authorizations are called "titles." Telefonica Centroamerica Guatemala, S.A. holds titles, obtained in a public auction in March 1999, to use two 15 MHz channels in the 1900 MHz band for the provision of wireless services until 2014. Titles are granted for a fifteen-year term and may be renewed for subsequent fifteen-year terms at the request of the holder. The renewal process is based on the fulfillment by the operator of certain terms and conditions.

     Network and Technology

     In Guatemala, Telefonica Centroamerica Guatemala operates a digital network, which is based upon the CDMA and GSM standards. Telefonica Centroamerica Guatemala's license entitles it to 30 MHz of spectrum in the 1900 MHz band. In the three years ended December 31, 2004 Telefonica Centroamerica Guatemala invested a total of approximately (euro)34 million mostly in building out and enhancing its network in Guatemala. At December 31, 2004, Telefonica Centroamerica Guatemala's digital wireless network consisted of three switching centers and 421 base stations giving coverage to over 81% of the population.

     Competition

     Telefonica Moviles currently has two competitors in the Guatemala wireless market: Telgua and Comcel.

Other operations

     Other Latin American companies acquired from BellSouth

     At December 31, 2004, the customer base of the six other wireless operators acquired from BellSouth in Latin American totaled 9.9 million (Telefonica Moviles Colombia: 3.3 million; Otecel (Ecuador): 1.1 million; Telefonia Celular de Nicaragua: 286,000; BellSouth Panama: 626,000; Abiatar (Uruguay): 203,000 and Telcel (Venezuela): 4.3million). Commercial activity of these newly acquired companies under the management of Telefonica Moviles in the last two months included primarily Christmas campaigns aimed at acquiring new prepaid customers.

     Puerto Rico

     NewComm Wireless Services Inc. was organized on January 29, 1999 to operate a personal communication services (PCS) license in Puerto Rico as a joint venture agreement between Telefonica and Clearcomm and commended commercial operations in late September 1999.

     Newcomm Wireless entered into a management contract with Telefonica Moviles when it commenced operations. In September 2004, the management contract was cancelled and Clearcomm took charge of the management of Newcomm Wireless. Telefonica Moviles decided to write-off the value of certain convertible notes issued by Newcomm Wireless to Telefonica Moviles, which are convertible into an approximately 49% interest in Newcomm Wireless, as of December 31, 2004 in light of the continued competitive environment in Puerto Rico.

     Since the cancellation of the management contract, Wireless Services Inc.'s customer base is no longer included in our managed customer base.

   Wireless Internet and Data Initiatives

     Wireless Internet and Data

     We believe that the convergence of data communications and voice communications represents a new and important opportunity to create value in the mobile communications sector in the near future. An important component of our strategy is broadening uses of wireless communications, currently dominated by voice services, to include more widespread use of wireless Internet and data services. By diversifying our services, we are seeking to capture the value created by these new services. Revenue from data transmission services increased to almost (euro)1 billion in 2004 primarily due to the increased use of other data services other than traditional SMS service.

     We anticipate the demand for wireless Internet services will grow as network transmission speeds increase through the roll-out of GPRS (general packet radio service), CDMA 1XRTT, EDGE and UMTS services, allowing wireless voice and higher-speed data transmission.

     Telefonica Moviles offers GPRS services in Spain commercially with the same coverage as its GSM network. Regarding UMTS, after the pre-commercial launch of UMTS services in October 2003, on February 13, 2004 Telefonica Moviles Espana launched its "Oficin@ Movistar UMTS"GPRS/UMTS data card, the first third generation service offered in Spain by a mobile operator with high-speed data transmission up to 384 kbits/s, to its corporate customers. This service was extended to all Telefonica Moviles Espana residential and prepaid customers on May 24, 2004, initially in Madrid and Barcelona, and gradually extended to the rest of Spain. On that same date, Telefonica Moviles Espana launched the first UMTS videophone services in the Spanish market. We believe that any large-scale launch of UMTS technology will ultimately be determined by the availability of UMTS compatible handsets that are small, reasonably priced, and have adequate battery life.

     In other markets such as Brazil and Peru, Telefonica Moviles has already launched high speed data services based on technologies such as CDMA 1XRTT. During 2004, Telefonica Moviles continued expanding the CDMA 1xRTT network in Brazil, reaching 3,700 base stations and covering over 800 municipalities in its areas of operation at December 31, 2004. Additionally, in 2004 Brasilcel also launched CDMA EVDO, a technology that increases data capabilities allowing speeds of up to 2.4 megabytes per second. In Peru, Telefonica Moviles commercially launched the CDMA 2000 1xRTT network on November 27, 2003, and by December 2004, the CDMA1xRTT network consisted of 273 base stations.

     In addition, GSM/GPRS cellular services have been offered in Mexico and Chile since 2003, and were launched in Argentina, Guatemala and El Salvador in 2004. In Mexico, GSM/GPRS coverage reached 247 cities by December 2004, a level of population representing 77% of Mexican GDP; and EDGE technology was rolled-out on its GSM network in July 2004, providing speeds of up to 240 Kb/s and offering services such as video streaming, web browsing and high-speed data transmission capabilities. In Argentina, one year after its launch, the GSM network reached a population coverage of approximately 82% of national GDP.

     In June 2000, Telefonica Moviles launched Movistar e-mocion, its wireless Internet service provider in Spain. Most of Telefonica Moviles' operating companies have launched Movistar e-mocion or similar services under different brands, such as Vivo in Brazil.

     Currently Movistar e-mocion has several content groups in Spain, including mobile banking, media, news, portals, ticketing, m-commerce, travel, entertainment, health and yellow pages, among others. Telefonica Moviles has signed agreements with more than 250 content providers to provide links through Movistar e-mocion for products and services in Spain, including: Terra Mobile, Yahoo!, Telefonica Paginas Interactivas, Reuters, LaNetro, Banco Bilbao Vizcaya Argentaria, La Caixa, Santander Central Hispano, Unicaja, Serviticket, AVIS, Globalia Group, Antena 3, CNN, ABC, La Vanguardia and Infojobs. Customers can also access Movistar proprietary services, such as e-mail and itemized call information. Telefonica Moviles' wireless data services include SMS, MMS and Internet access via personal computers and PDAs, as well as the ability to receive information such as general news, sport scores and stock market information. Telefonica Moviles is focusing on consolidating its position in the corporate segment (where it has a strong position in terms of market share) with a view to introducing and marketing new wireless data services and applications.

     In June 2003, Telefonica Moviles launched i-mode services in Spain, integrated with its Movistar e-mocion mobile portal, which can be accessed through a diverse range of terminals. In addition, in November 2001, Telefonica Moviles Espana, together with Ericsson, Hewlett Packard and the regional government of Cataluna created Tempos21, Innovacion en Aplicaciones Moviles, S.A., or Tempos21, with the objective of conducting research and development on wireless services and applications based on the GSM, GPRS and UMTS standards or other technologies that may be developed. Tempos21, which began operations in 2002, is developing, implementing and managing wireless Internet related products and other wireless services and applications for enterprises (B2B and B2B2C). Tempos21 also provides consulting services and develops integrated solutions for the aforementioned sectors. Telefonica Moviles Espana holds a 38.5% interest in Tempos21.

     Telefonica Moviles' wireless Internet access services in Spain are currently billed on the basis of connection time, at a discount to voice rates, for WAP (wireless access protocol) CDS services, and on the basis of the volume of data sent, for WAP GPRS services, and, in each case, depending on the content. Telefonica Moviles also offers premium services, under which access to premium content is available at an extra charge, which it shares with the content providers. Telefonica Moviles receives 100% of the revenues derived from wireless airtime induced by Movistar e-mocion. It also receives a percentage of the m-commerce revenues of its partners.

   M-Payment

     Telefonica Moviles initially began developing this business in conjunction with Banco Bilbao Vizcaya Argentaria as a 50-50 joint venture. At the same time, Banco Santander Central Hispano, a major Spanish bank, and Vodafone were jointly developing a separate mobile payment system. On May 30, 2001, Telefonica Moviles, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate their respective mobile payment systems to form a single mobile payment standard. The new payment system is an open system, which other financial institutions, wireless operators (such as Amena) and payment processing companies in Spain have joined. This system is being developed in Spain through MobiPay Espana, S.A. and outside of Spain through MobiPay International S.A.

     The MobiPay initiative became more widely accepted in 2004. At December 31, 2004 there were approximately 2,600 on-line stores, including FNAC, Halcon Viajes, MundoHogar, Seguros Winterthur and Air Europa, which had included MobiPay as a method of payment. In February 2004, an agreement was reached with Kilowatt to implement the mobile payment standard in services offered by Kilowatt such as vending machines.

     In addition, on February 26, 2003, Telefonica Moviles, Orange, T-Mobile and Vodafone signed an agreement for the creation of the Mobile Payment Services Association which will operate under the brand name Simpay. The objective of the association is to promote an open solution under one common brand for payments through mobile phones that would be compatible with the networks of the different operators. This system would be available in several countries and would complement other systems that already exist in the telecommunications sector.

     In February 2004, Simpay presented its first product based on payments in amounts less than (euro)10. The product will be commercially available in 2005. Now that the design of the product and of the infrastructure has been completed, Simpay and the founding companies will invite other mobile operators to join the partnership. European mobile telephony operators such as 3, Debitel, KPN Mobile, Elisa (previously Radiolinja), Mobilkom, Optimus, O2, SFR, TeliaSonera and TMN have expressed interest in joining Simpay.

     In February 26, 2003, Telefonica Moviles entered into an alliance with three other European mobile operators, T-Mobile International, Telecom Italia Mobile, or TIM, and Orange. This alliance adopted the brand name FreeMove in March 2004 to represent its joint offering. This alliance is using its collective scale, strength and expertise to deliver an enhanced, seamless service for customers of the four partners when traveling abroad through its "Virtual Home Environment" as well as new service offerings to international customers. This alliance has also resulted in economic benefits to the operators from joint handset procurement as well as preferred supplier agreements with Siemens and Motorola.

Latin American Fixed Line Business--Telefonica Latinoamerica

     Our Latin American fixed line business is conducted through Telefonica Latinoamerica. The following tables set forth information with respect to the fixed line telecommunications services provided by the principal telecommunications operators that are members of the Telefonica Latinoamerica group. Information is given as of December 31, 2004, unless otherwise specified.

                                                        Population
                                                        at December    Principal Fixed-Line
               Company                     Country      31, 2004(1)     Services Provided           Competition
------------------------------------------------------------------------------------------------------------------------
Telecomunicacoes de Sao Paulo-Telesp    Brazil             39.0       Basic telephony,        All existing telephone
                                                                      domestic and            services in Brazil are
                                                                      international long      open to free
                                                                      distance, public        competition
                                                                      telephony, Internet
                                                                      access, value added
                                                                      services

Compania de Telecomunicaciones de       Chile              15.4       Basic telephony,        All existing telephone
Chile                                                                 domestic and            services in Chile are
                                                                      international long      open to free
                                                                      distance, public        competition
                                                                      telephony, Internet
                                                                      access, value added
                                                                      services

Telefonica de Argentina                 Argentina          38.7       Basic telephony,        All existing telephone
                                                                      domestic and            services in Argentina
                                                                      international long      are open to free
                                                                      distance public         competition
                                                                      telephony, Internet
                                                                      access, value added
                                                                      services

Telefonica del Peru                     Peru               27.6       Basic telephony,        All existing telephone
                                                                      domestic and            services in Peru are
                                                                      international long      open to free
                                                                      distance  public        competition, except
                                                                      telephony, Internet     for new PCS licenses
                                                                      access, value added     which have been
                                                                      services, Cable TV      awarded on an
                                                                                              exclusive basis for a
                                                                                              three-year period

Telefonica Larga Distancia de Puerto    Puerto Rico         4.0       Long-distance services  Open to free
Rico                                                                                          competition

------------------
Source: Pyramid Research.

(1) Population in millions of coverage area.

     The following table sets forth ownership and management information as of December 31, 2004 regarding the principal telecommunications operators that are members of the Telefonica Latinoamerica group.

                                                          Year
                       Company                          Acquired    Interest                 Management
---------------------------------------------------------------------------------------------------------------------------
Telecomunicacoes de Sao Paulo-Telesp                      1998        87.5%    Telefonica Latinoamerica manages
                                                                               Telesp pursuant to a management
                                                                               contract

Compania de Telecomunicaciones de Chile                   1990        44.9%    Telefonica Latinoamerica appoints a
                                                                               majority of the members of the Board
                                                                               of Directors

Telefonica de Argentina                                   1990        98.0%    Telefonica Latinoamerica controls
                                                                               Telefonica de Argentina through its
                                                                               stake in COINTEL. In addition,
                                                                               Telefonica Latinoamerica manages
                                                                               Telefonica de Argentina pursuant to a
                                                                               management contract

Telefonica del Peru                                       1994        98.2%    Telefonica Latinoamerica appoints a
                                                                               majority of the members of the Board
                                                                               of Directors and manages Telefonica
                                                                               del Peru pursuant to a management
                                                                               contract

Telefonica Larga Distancia de Puerto Rico                 1992        98.0%    Telefonica Latinoamerica appoints a
                                                                               majority of the members of the Board
                                                                               of Directors

   Brazil

     Telecomunicacoes de Sao Paulo--Telesp

     Telesp provides fixed line and other telecommunications services in the Brazilian state of Sao Paulo under concessions and licenses from Brazil's federal government. We acquired our initial interest in Telesp in 1998 as part of a consortium that acquired a majority interest in Telesp in connection with the restructuring of Telebras, the former Brazilian state-owned telecommunications monopoly. In mid-2000, we completed an exchange offer for the Telesp shares and ADSs held by minority investors. In July 2000, we agreed to exchange our interest in Portelcom Participacoes S.A., the holding company which controls Telesp Celular, for Portugal Telecom's minority interest in SP Telecomunicacoes S.A., the holding company through which we control Telesp and paid an aggregate of approximately U.S.$60 million to Portugal Telecom pursuant to the terms of the agreement. In December 2001, we acquired an additional 3.5% of SP Telecomunicacoes S.A. from Iberdrola.

     At December 31, 2004, Telesp managed approximately 13.3 million access lines in service, representing an increase of 4% from 12.8 million in 2003 due to a 1.3% increase in the number of traditional telephone lines and a 70.6% increase in broadband services. In 2004, the digitalization of Telesp's network increased to 98.67% and its productivity ratio increased to 1,865 lines in service per employee at December 31, 2004 from 1,792 lines in service per employee at December 31, 2003, principally due to an increase in lines in service (Traditional and ADSL lines). At December 31, 2004, Telesp had 826,000 ADSL lines, a 70.6% increase from the 484,000 lines in 2003, and 85.6% of Telesp's network had ADSL coverage.

     Under a management contract between Telefonica Latinoamerica and Telesp, Telefonica Latinoamerica provides Telesp with management and technical support in exchange for management fees equivalent to 0.2% of Telesp's revenues, as defined in the management contract. The management contract expires in December 2005. Telesp and Telefonica Latinoamerica intend to renew the contract.

     The following table provides information with respect to Telesp's fixed line telecommunications network at and for the periods indicated.

                                                                                           Increase/
                                                             At December 31                (Decrease)
                                                     2002         2003          2004       2003-2004
                                                   --------------------------------------------------
Lines installed (in thousands).................    14,356        14,249       14,231           (0.1)%
Lines in service (in thousands)(1).............    12,839        12,781       13,289            4.0%
Traditional lines in service...................    12,506        12,297       12,463            1.3%
ADSL lines.....................................       333           484          826           70.6%
Penetration rate in Sao Paulo..................       32.9%         31.6%         31.7%         0.1%
Lines in service per employee..................     1,349         1,792        1,865            4.1%

------------------
(1) Beginning on January 1, 2003, we have retroactively introduced a modification in our calculation formula for the lines in service. This criteria will apply to the following equivalencies: PSTN (x1), basic ISDN
     (x2), primary ISDN (x30), 2/6 digital access for switchboards and Ibercom
     x30) and ADSL (x1). PSTN, or Public Switched Telephone Network, are lines that offer basic telephony services. ISDN, or integrated service digital networks, are lines that allow the integration of voice, data and video services through two 64kbits/s channels. ADSL, or asymmetrical digital subscriber lines, are lines that allow for voice and high speed data transmission. This new criteria introduces a difference in the manner in which we account for ISDN primary access and of the 2/6 access for switchboards and Ibercom, which will be multiplied by the number of access channels (30) instead of the extensions using it.

     Regulation

     In 1997, the Telecommunications General Law was passed in Brazil (Law 9472/97) creating a National Agency for Telecommunications, or Anatel.

     Concessions and Authorizations. Concessions and licenses to provide telecommunications services are granted under the public regime, while authorizations are granted under the private regime. Companies that provide services under the public regime, or public regime companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime, or private regime companies, are generally not subject to the same requirements regarding continuity or universality of service. However, they are subject to certain network expansion and quality of service obligations set forth in their authorizations. Public regime companies, including Telesp, can also offer certain telecommunications services in the private regime, including data transmission services.

     Fixed-line Services--Public Regime. Telesp's current concession agreement expires December 31, 2005, and, subject to satisfactory completion of certain network expansion, modernization and service quality obligations, contemplates a full renewal for an additional 20 years or revocation. Telesp formally notified Anatel of its intention to renew its concession agreement on June 30, 2003. Subject to its satisfaction of the network expansion, modernization and service quality obligations set forth in the current concession agreement through December 2005, Telesp's renewed concession agreement will become effective on January 1, 2006. While the basic form of the renewed concession agreement has been finalized by Anatel and subject to extensive public comment, certain regulatory terms and conditions that will, or may be incorporated, into the renewed concession agreement remain pending. In order for the concession agreement renewal to take place Telesp must fulfill certain quality and universalization targets set forth in the current concession agreement that expires December 31, 2005. The universalization targets refer to deadlines for networks expansion and modernization for individual and collective access service availability. The quality targets refer to measured quality service on the services rendered to customers.

     Act No. 25.120, enacted on April 25, 2002, allowed Telesp to provide local and interregional services in Regions I and II and Sector 33 of Region III, and international long distance services in Regions I, II and III.

     Fixed-line Services--Private Regime. The Brazilian telecommunications regulations provide for the introduction of competition in telecommunications services by requiring Anatel to authorize private regime companies to provide local and intrarregional long-distance service in each of the three fixed-line regions and to provide intrarregional, interregional and international long-distance services throughout Brazil. Anatel has already granted authorizations to private regime operators to operate in Region III, Telesp's concession region.

     Interconnection. Under the General Telecommunications Law, all fixed line telecommunications service providers must provide interconnection upon the request of any other fixed line or mobile telecommunications service provider. Telesp has interconnection agreements with other telephone service providers, including Embratel, Intelig and Telesp Celular. The interconnection agreements are freely negotiated among the service providers, subject to a price cap in compliance with regulations established by Anatel. If a service provider offers to any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection tariff, Anatel can establish the terms of the interconnection.

     Rates. For local network usage (TURL) and the interurban network (TU-RIU), rates are regulated by Anatel and an inflation index formula is included in the concession contract. Concession agreements also establish a price cap for annual rate adjustments, depending upon the type of service provided. Rates for international services are not required to follow the price cap.

     In June 2003, Anatel prescribed new rates for Telesp's concession area. However, based on an injunction issued by a federal court, Telesp charged lower rates than those prescribed by Anatel. After the final decision regarding the legal injunction with the reincorporation of the IGP-DI as the index, the approved increases were applied in addition to the approved tariffs in June 2003. The increase was divided in two installments, the first one effective after September 1, 2004 and the second installment effective after November 1, 2004.

     On June 29, 2004 Anatel approved new rates for Telesp's concession areas starting in July 2004. The approved increases were applied in addition to the tariffs determined by the legal injunction.

     Competition

     In addition to evolving regulatory considerations, Telesp's business is affected by competition from other telecommunications providers. Telesp began to face competition in its region in July 1999 and anticipates that competition will contribute to declining prices for fixed-line telecommunications services and increasing pressure on operating margins. Telesp's future growth and results of operations will depend significantly on a variety of factors, including:

     o Brazil's economic growth and its impact on the greater demand for services;

     o    the costs and availability of financing; and

     o    the exchange rate between the real and other currencies.

     Telesp is subject to competition for local telephone services from a "mirror" license holder, who was granted rights similar to those granted to Telesp as part of the privatization of Telebras. It is subject to competition for interprovincial long distance services from a "mirror" license holder, Embratel and Embratel's "mirror" license holder.

     Network and Technology

     In 2003, Telesp began to offer international and interregional long distance telecommunication services known as "Super 15.". Since 1999, Telesp has made significant investments to develop its broadband access business through ADSL technology under the brand "Speedy." Telesp also offers wireless broadband connectivity to their clients through Wi-Fi.

Chile

     CTC Chile

     Compania de Telecomunicaciones de Chile, or CTC Chile, a company in which we held a 44.89% stake at December 31, 2004, is the leading telecommunications operator in Chile based on number of customers, according to information provided by its competitors and regulatory authorities. As of December 31, 2004, CTC Chile owned approximately 73% of all telephone lines in Chile, according to its estimates. CTC Chile provides a broad range of telecommunications and other services throughout Chile, including local telephone service, domestic and international long distance service, broadband access and services, dedicated lines, public telephone service, interconnection services, Internet access for corporate customers and security systems services. These services are complemented by the sale and rental of telephone equipment and a broad range of value added services that enhance the communications experience of its customers, such as voice mail, call-waiting, call-forwarding, caller-ID, outbound traffic control, CiberRing (call-waiting notice for Internet users) and access to information and entertainment services.

     On July 23, 2004, CTC Chile sold to Telefonica Moviles a 100% interest in shares of Telefonica Movil Chile, a mobile telephone operator in Chile. The total amount paid for the acquisition was approximately (euro)1.1 billion.

     CTC Chile managed approximately 2.63 million lines in service at December 31, 2004 and the access line penetration rate for the market in Chile was approximately 22.0% at that same date. CTC Chile's productivity ratio increased to 856 lines per employee in 2004 from 794 lines per employee in 2003, principally as a result of an increase in lines in services and workforce reductions. At December 31, 2004, CTC Chile had 200,700 ADSL connections in service compared to 125,200 in 2003. In 2004, the degree of digitalization of CTC Chile's network reached 100% and 87.8% of its network had ADSL coverage.

     Regulation

     The regulatory framework of Chile, defined in the General Telecommunications Law (Ley General de Telecommunications), was enacted in 1982. This law introduced competition in the telecommunications services sector in Chile (Law 18168/82 amended by Decree 1/87, Laws 19091/91 and 19302/94) and dictated provisions on licenses and permits for operating telecommunications services, rate regulation and network interconnection. Those provisions were later amended or replaced by subsequent modifications.

     Regulatory authorities. The following regulatory authorities exist in
Chile:

     o    the Under-Secretary of Telecommunications (SUBTEL);

     o    the Ministry of Economy, Infrastructure and Reconstruction;

     o    the Ministry of Transport and Telecommunications; and

     o    the Antitrust Commission.

     Licenses and Concessions. Under Law No. 18,168, companies must obtain licenses in order to provide telecommunications services. Licenses granted for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by CTC Chile have longer terms).

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

     CTC Chile holds the following licenses:

     o Local Telephony Public Service. CTC Chile holds licenses for local telephone service in all regions of Chile for a 50-year period beginning as of December 1982.

     o Multicarrier Long Distance Licenses. CTC Chile, through Telefonica Mundo and Globus, respectively, holds 30-year licenses granted in April 1993 and licenses for an indefinite term to provide domestic and international long distance services through central switches and cable and fiber-optic networks nationwide.

     o Data Transmission. CTC Chile, through Telefonica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

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

     Rates. Under the General Telecommunications Law, maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy. The Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the General Telecommunications Law.

     Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with a tariff index. A distinct tariff index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

     On October 13, 2003 the Antitrust Commission issued Resolution No. 709, approving CTC Chile's request for local telephony services tariff flexibility and the ability to offer alternative plans within a framework of conditions specified by the regulator. On February 26, 2004 a framework regarding how CTC Chile may offer the mentioned alternative tariff plans was published. One relevant aspect is that no previous authorization is required to offer such plans. Plans are not subject to maximum levels or predetermined structures and may include joint offers with other telecommunication and non-telecommunication services.

     On May 4, 2004 a new tariff decree was proposed by the Ministry of Transport and Telecommunications. CTC Chile and other operators filed appeals to the tariff decree and subsequently the Ministry resubmitted the decree to the Chilean General Controller in September 2004, and again in December 2004 with slight modifications to the document submitted in May 2004. On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette. CTC Chile will apply the new tariffs to its customers retroactively as of May 6, 2004.

Argentina

     Telefonica de Argentina

     Telefonica de Argentina is a leading provider of fixed line public telecommunications services and basic telephone services in Argentina based on number of customers, according to information provided by its competitors and regulatory authorities. Telefonica de Argentina is licensed to provide local and domestic long distance and international services and domestic and international telex services throughout Argentina. Telefonica de Argentina's licenses do not expire but may be cancelled as a result of a failure to comply with the terms of the license. During 2000, we increased our stake in Telefonica de Argentina through a public exchange offer for Telefonica de Argentina shares and ADSs held by minority investors and our acquisition of a 50% interest in Compania de Inversiones en Telecomunicaciones (COINTEL), which held a 52.9% stake in Telefonica de Argentina. At December 31, 2004, we held a 98.03% interest in Telefonica de Argentina.

     At December 31, 2004, Telefonica de Argentina's telecommunications network had approximately 4.52 million lines in service, including ADSL lines, an increase of 6.6% from approximately 4.24 million at December 31, 2003, and the access line penetration rate for the market in Argentina was 23.6%. At that date, Telefonica de Argentina's estimated market share for local telephony was 51.4%, its estimated market share for domestic long distance was 35.9% and its estimated market share for international long distance was 42.4%. Telefonica de Argentina's broadband operations expanded in 2004, reaching 189,000 ADSL users at December 31, 2004 while also developing the usage of wireless broadband technology (WIFI).

     As of December 31, 2004, approximately 51% of Telefonica de Argentina's lines in service were in the Greater Buenos Aires metropolitan area, including 21% of Telefonica de Argentina's lines in service that were located within the City of Buenos Aires. Approximately 86% of Telefonica de Argentina's lines in service as of December 31, 2004, were residential, with the remainder being professional, commercial and governmental customers.

     Telefonica Latinoamerica has a management contract with Telefonica de Argentina under which it has agreed to manage Telefonica de Argentina's business and provide services and expertise regarding Telefonica de Argentina's entire range of activities in return for a percentage of Telefonica de Argentina's operating revenues equivalent to 4% of its gross revenue prior to amortization and interest expense. This contract was renegotiated during 2003 and was extended through 2008 with a 5 percentage point reduction of our management fee. Under the management contract, Telefonica Latinoamerica manages Telefonica de Argentina's day-to-day operations.

     Regulation

     The basic legal framework is set forth in the National Telecommunications Law (No. 19,798) from 1972, and in the specific regulations governing each service. Through Decree 264/98 the telecommunications market in Argentina was deregulated.

     On September 3, 2000, the Argentine government issued Decree No. 764/00, which approved rules for licenses for telecommunications services, interconnection, universal service and for the administration, management and control of the radio electric Sspectrum.

     In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding utilities, such as Telefonica de Argentina's tariff agreements. This law mandated the conversion of prices and tariffs in such agreements into pesos at a rate of one peso per one U.S. dollar without the possibility of adjusting such conversion rate or indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts.

     As an investor in Argentina through Telefonica Argentina, we commenced arbitration proceedings against the Republic of Argentina before the CIADI, (Centro Internacional de Arreglo de Diferencias relativas a Inversiones) based on the Reciprocal Protection of Investments Treaty between Spain and Argentina, for damages suffered by us because of the measures adopted by the Argentine Government. We submitted pleadings to the arbitration tribunal on December 6, 2004 and the Republic of Argentina submitted its answer in February 2005.

     On October 21, 2003, Law No. 25.790 became effective, extending the term for the renegotiation of the concession or licensing agreements with public utilities until December 31, 2004. This law also established that the decisions made by the Argentine government during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiated agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. The law includes the possibility of agreeing upon periodic reviews, as well as the establishment of conditions regarding the quality parameters applied to services. Law No. 25.972 extended the emergency renegotiation period until December 31, 2005.

     Regulatory authorities. The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Under Secretary of Competition, Deregulation and Consumer's Defense (the Sub Secretaria de la Competencia, la Desregulacion y la Defensa del Consumidor).

     Licenses. The licenses, all granted for an unlimited period of time and held by Telefonica de Argentina S.A., and the regulations that govern them are:

     o Decreto 2344/90: Licence to provide fixed line telecommunication services.

     o Decreto 2346/90: License to provide international telecommunications services, including telex and data transmission.

     o Decreto 90/99: License to provide local, long distance, international and data transmission telecommunication services in the northern region.

     o    Res 1995/95: License to provide international telex services.

     o Resolucion SC 16/01: License to provide Internet access and international data transmission services.

     o    Res SC 59/01: License to provide data transmission.

     o    Res SC 225/03: License to provide transmission of television signals.

     Interconnection. Decree No. 764/00 approved new rules for national interconnection and established interconnection standards and conditions to which telephone service providers must comply without affecting pre-existing agreements.

     The rules for national interconnection set forth the basic principles to be taken into account regarding interconnection among operators such as who will be able to agree on tariffs and service terms and conditions on a non-discrimination basis, provided that they comply with certain minimum obligations.

     The regulations also establish the obligation for dominant and significant power operators to unbundle their local loops (physical link and its capacity between the carrier's capacity and the clients' facilities) and to allow competitors the use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

     Rates. Decree No. 764/00 established that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a non-discriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the "dominant" providers in such areas, which include Telefonica de Argentina, must respect the maximum tariffs established in the general rate structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long distance legs and/or customer groups.

     The guidelines set forth in article 26 of Decree 1185/90 are still applicable for operators with significant market power. These established the information obligations that operators have with regard to the tariffs, both to clients as well as to the regulation authority. This decree also establishes the powers that said authority has to revise and oppose said tariffs.

     The Public Emergency Law converted these tariffs into pesos at a rate of one peso per one U.S. dollar and provided that the Argentine government would renegotiate the tariff regime.

     Competition

     Telecom Argentina, Compania de Telefonos del Interior S.A., an affiliate of Telmex, and Compania de Telefonos del Plata S.A., an affiliate of Bell South, were awarded licenses to provide the same basic telephone services throughout Argentina as of October 10, 1999. Since November 2000, other principal competitors, including Impsat Corp. and AT&T, have also entered the market, as well as smaller regional competitors.

Peru

     Telefonica del Peru

     At December 31, 2004, Telefonica del Peru was the leading global telecommunications operator in Peru based on number of customers, according to information provided by its competitors and regulatory authorities. Telefonica del Peru offers fixed local and domestic and international long distance services throughout Peru as well as a wide range of other telecommunications services including public telephone, cable television and data communications.

     On December 17, 2003, Telefonica del Peru's Board of Directors approved a resolution to apply for the delisting of Telefonica del Peru's ADSs from the NYSE. On March 1, 2004 Telefonica del Peru's delisting application was approved and the ADSs ceased trading on the NYSE. Following the delisting, holders of ADSs were given an opportunity to exchange their ADSs for the underlying ordinary shares at a ratio of ten ordinary shares for each Telefonica del Peru ADS. The Class B Shares trade on the Lima Stock Exchange.

     In 2000, we completed an exchange offer for the Telefonica del Peru shares and ADSs held by minority investors. Following our acquisition in September 2001 of an additional 10% interest in Telefonica del Peru Holding from Wiese Telefonica S.A. and IGM Telefonos, S.A. for a total of (euro)227.3 million, we held an approximately 97.07% interest in Telefonica del Peru at December 31, 2004.

     At December 31, 2004, Telefonica del Peru had approximately 96.4% of the local telephone lines in Peru, according to information provided by its competitors and regulatory authorities, or 2.4 million lines including broadband lines and public telephone lines operated by Telefonica del Peru. Additionally, Telefonica del Peru had 389,174 pay television subscribers.

     Telefonica del Peru had 205,400 ADSL and cable modem subscribers at December 31, 2004, a 126.5% increase compared to 90,700 subscribers at December 31, 2003. The ADSL penetration rate for the market in Peru was 7.8% at December 31, 2004.

     At December 31, 2004 the degree of digitalization of Telefonica del Peru's network reached 96.5%.

     Under a management contract between Telefonica Latinoamerica and Telefonica del Peru, Telefonica Latinoamerica provides Telefonica del Peru with management and technical support in exchange for management fees equivalent to 1% of Telefonica del Peru's total revenues. This contract expires in 2014.

     On April 15, 2003, OSIPTEL introduced the multicarrier dial-up service for the long distance market. This system allows callers to freely select the operator they want to use for each call. Each operator has a predetermined number that the caller dials as a prefix to the call. This service favored the entrance of new operators with lower long distance tariffs. In the domestic and international long distance market, in 2004 Telefonica del Peru had 72% and 58% estimated market shares, respectively, with AT&T and Americatel as its main competitors. Within the Lima metropolitan area, Telefonica del Peru had approximately 99% market share, according to its estimates, with AT&T its only competitor. Telefonica del Peru is the leading provider of public telephone service with AT&T and Bellsouth as its main competitors. In addition, Telefonica del Peru provides cable television in the Lima metropolitan area and seven other cities through its wholly owned subsidiary, Telefonica Multimedia S.A.C.

     Regulation

     The Telecommunications Act (Texto Unico Ordenado de la Ley de Telecomunicaciones) approved in 1993 (DS 13-93-TCC) and the General Regulations implementing the statute, approved in 1994 (DS 6-94-TCC 1994) are the legal framework for the telecommunications sector in Peru.

     Licenses and Concessions. Telefonica del Peru provides telecommunications services based on concessions granted by the Ministry of Transport and Telecommunications. The concession term is for twenty years, which may be renewed totally or partially at Telefonica del Peru's request. Total renewal is for a further twenty year period. Partial renewal is for periods of up to five additional years. Once a regulated operator chooses either a partial or total renewal modality, they cannot switch. Telefonica del Peru selected a partial renewal modality, which will allow Telefonica del Peru to renew its term every five-years from the effective date, up to a maximum of 20 years. Under the terms of Telefonica del Peru's concession contracts, The Ministry of Transport and Telecommunications may choose not to renew or extend Telefonica del Peru's contracts if it has repeatedly not complied with the terms of its concessions contracts as determined by the Peruvian government. A partial renewal of five years was approved by Ministry Resolution No 272-92 dated June 21, 1999, extending the concession term until 2019.

     In December 2003, Telefonica del Peru petitioned the government for a five-year extension of its concession contracts from 2019 to 2024. On June 2004, the Ministry of Transport and Telecommunications notified Telefonica del Peru of its recommendation not to renew the concession contracts for an additional five-year period. As of the date of this Annual Report a final decision has not been issued. If the request for extension is denied, then Telefonica del Peru may again petition for the additional five-year extension period from 2019 to 2024 in December 2008.

     Rates. The tariffs of the services regulated following the period of limited concurrence must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor.

     On July 19, 2004 OSIPTEL set the value of the productivity factor for the 2004 to 2007 period at an annual rate of 10.1% and 7.8% for local and international calls, respectively. The productivity factor set is applicable until August 31, 2007. A review process shall be put in place every three years.

     Interconnection prices. The interconnection charges have displayed a decreasing trend. Except for charges for call termination in local fixed network, which are set on the basis of costs, charges were established using the international comparison method. However, OSIPTEL has initiated several administrative procedures to set new interconnection charges for several services.

   Telefonica Larga Distancia de Puerto Rico

     At December 31, 2004, we held a 98.0% interest in Telefonica Larga Distancia de Puerto Rico, Inc., or TLD, which provides long distance telephone services in Puerto Rico.

     In 2004, TLD's customers consumed 180 million minutes from TLD network, a 14.6% decrease compared to 211 million minutes in 2003.

   Other Investments

     Infonet Services Corporation

     At December 31, 2004 we held a 14.4% economic interest and a 17.1% voting interest in Infonet Services Corporation, a data telecommunications firm that uses telecommunications tools to electronically link offices within a multinational company and to speed the transfer of information between them.

     On November 18, 2004 Infonet agreed to merge with British
Telecommunications plc. Pursuant to the merger, we sold all our interests in Infonet for U.S.$138.8 million on February 25, 2005.

     Atrium Telecomunicacoes Ltda.

     On December 24, 2004 Telesp agreed to acquire 100% of the shares of Santa Genovese Participacoes Ltd. Holding, which owns 100% of the shares of Atrium Telecomunicacoes Ltda. for R$113.4 million (approximately (euro)31 million). Atrium is a provider of integral telecommunications services for businesses in the city of Sao Paulo.

   Telefonica Empresas America

     During 2004, we implemented certain measures to simplify our business lines by integrating the former Telefonica Empresas business line's operations into the Spanish and Latin American fixed line businesses. Pursuant to this reorganization, the operations of Telefonica Empresas America, or TEA, and Telefonica International Wholesale Services, or TIWS, are now conducted by Telefonica Latinoamerica. See "--History and Development of the Company--Overview".

     TEA is a holding company for operations in Latin America focused on corporate communication services, including voice services, private virtual networks, Internet connectivity, International data services, hosting and other company solutions.

     After the spin off in 2001 of the data transmission operations of the integrated telecommunications operators in Brazil, Argentina and Peru into TEA and together with its other operations in Colombia, Mexico and the United States, Telefonica Empresas America offers a unique network platform for the provision of corporate data transmission services to multinational clients in Latin America.

     TEA's strategy in each country depends on the status of development of its network and its market share. In those countries in which our Group holds a leading position, TEA concentrates on offering "one-stop shopping" services and customized communications solutions to corporate customers, with particular emphasis on value added services, such as hosting, content delivery and e-solutions. We refer to these markets as TEA's "incumbent markets". In those countries where TEA is a new entrant, TEA offers a complete portfolio of IP services and packaged solutions to the most attractive market segments, such as small and medium-sized enterprises, Internet service providers and other Telefonica Group companies. We refer to these markets as TEA's "expansion markets".

     Incumbent Markets

     TEA's incumbent markets include Brazil, Argentina, Chile and Peru. TEA manages operations focused on significant clients of the Telefonica Group. At December 31, 2004 TEA had 40,429 end user connections in Brazil, and approximately 13,931 in Argentina, 5,330 in Peru and 54,020 end user connections in Chile.

     Expansion Markets

     TEA's future markets where it may seek to enter include Colombia, Mexico, Puerto Rico and the United States. At December 31, 2004, TEA had 5,826 end user connections in these expansion markets. Despite the commencement of operations at TEA data center in Miami in September 2001, which has enabled TEA to begin providing hosting services in the United States (principally in Florida), TEA's results of operations in these expansion markets were adversely affected by the decline of new technology companies and the economic recession in the United States.

     Certain Agreements

     In May 2003, TEA signed an agreement with Amadeus Data Processing to become their telecommunication partner supplier in the Latin American region. This agreement is based on a technological association principle by means both companies will benefits from sharing and developing business opportunities.]

     In February 2003, Telefonica Data Brasil signed a 60-month agreement with Banco Santander to outsource its telecommunications services for voice, data and PABX for Banco Santander's 2,000 branches in the Brazilian territory.

   Telefonica International Wholesale Services

     In 2002, Telefonica Data's international network included the international data transmission services and the international services integrated in Telefonica DataCorp. During 2003, Telefonica DataCorp transferred its international network to Telefonica International Wholesale Services
(TIWS), a new business line of the Telefonica Group. TIWS was created to become a global wholesale operator of data, voice and capacity.

     Since 2003, TIWS is the business unit responsible for other telecommunications operators and for managing the Group's international services and the network which supports these services.

Internet Portal Business--Terra Networks

     Our worldwide Internet portal business is led by the Terra Networks Group. The Terra Networks Group provides a leading Internet portal to Spanish and Portuguese-speaking markets throughout the world.

     We created Terra Networks in December 1998 to operate the Spanish residential and small office/home office Internet access business carried on by the Telefonica Group since December 1995. In November 1999, Terra Networks, S.A. completed an initial public offering of approximately 30% of its ordinary shares. In 2000, Terra Networks, S.A. acquired 100% of Lycos, Inc. in a stock-for-stock exchange. On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks, S.A. that we did not own. As a result of the tender offer, closed in July 2003, we owned 71.97% of the total capital stock of Terra Networks. In December 2003 the Board of Directors of Terra Networks, S.A., approved the acquisition of 4.41% of the capital stock owned by Citibank, N.A., as the agent bank for the stock option plans assumed by the company as part of the integration of the Lycos, Inc. As a result, in December 2003, we held 75.29% of the total capital stock in Terra Networks. During 2004, we purchased 3,321,048 shares of Terra Networks in the open market. As of February 23, 2005 we directly held 75.87% of Terra Networks' outstanding share capital.

     On February 23, 2005, Terra Networks S.A.'s Board of Directors approved our merger proposal which is now subject to approval by shareholders at the annual general shareholders' meeting of both companies. At the same meeting Terra Networks' Board of Directors also approved the proposal to pay a dividend in the amount of (euro)0.60 per Terra Networks share, subject to the approval by Terra Networks'shareholders at the annual general shareholders' meeting. Payment is expected to be made during the days following the annual general meeting and, in any event, before the merger of Telefonica and Terra is consummated.

     Terra Networks offers a suite of Internet services in a variety of languages that provides its users throughout its core markets in Europe, Latin America and North America with:

     o    access to the Internet (in Spain and certain countries in Latin
          America);

     o portal and network services that incorporate a wide variety of individually tailored content for each market and featuring enhanced functionality;

     o    a range of online advertising, marketing and e-commerce opportunities;

     o multiple solutions for customers' Internet needs, such as web design and hosting and communication; and

     o consulting services such as web audit, web rationalization and web maintenance.

     Through its portals and network of websites and joint venture partnerships, the Terra Networks Group has one of the largest global footprints of any Internet portal or network, with portals in 27 countries. The Terra Networks Group currently holds a leading position in the following markets:
Spain, Latin America and the U.S. Hispanic market. Through its joint ventures and other interests, the Terra Networks Group also holds an important position in Europe (Lycos Europe) on a pan-regional basis. The Terra Networks Group is also a leading interactive services provider in Spain and Latin America, offering Internet access and local language interactive content and services to more than six million pay customers in Spain, Brazil, Mexico, Peru, Chile, the United States and Central America. In 2004, the Terra Networks Group was one of the leading broadband services and content providers in Spain and Brazil. Terra Networks ended 2004 with a total of 1.8 million pay access subscribers, including 1.1 million ADSL subscribers, 66% more than the previous year.

     In the first half of 2004, Terra Networks restructured its operation to provide for increased operational flexibility and enhance its ability to focus on its customers. As part of this restructuring, Terra Networks reduced its operations in countries in which Telefonica does not conduct significant operations, particularly the United States and Mexico. In connection with the restructuring, personnel expenses have been significantly reduced and headcount has been reduced from 2,255 at year-end 2003 to 1,606 at year-end 2004.

     The Terra Networks Group's business model has changed over the years to suit prevailing market conditions in general and the Internet industry in particular. An example is its access business, which in 2001 abandoned its strategy of offering free access and began offering pay access. In 2002 and 2003, Terra Networks focused on ADSL and broadband access, particularly in Spain and Latin America.

     In June 2004, Terra Networks approved the payment of a cash dividend of
(euro)2.0 per Terra Networks share. The payment of (euro)1.1 billion was made on July 30, 2004.

     In October 2004, Terra Networks, S.A. sold its interest in Lycos to the Korean group Daum Communications Corp. Prior to the sale, Lycos transferred to Terra Networks, among other assets, the shares it held in Terra Networks USA, LLP (a subsidiary concerned with operating the portal for Spanish speaking people in the United States) and its stake in Lycos Europe, N.V. The sale price of the Lycos assets sold to Daum Communications was U.S.$108 million.

   Strategic Alliance with Terra Networks

     On February 12, 2003 we and Terra Networks entered into a Strategic Alliance Framework Agreement to replace the strategic agreement dated May 16, 2000 to which Bertelsmann AG was also a party. Under this agreement, we guaranteed Terra Networks at least (euro)78.5 million per year through the purchase of advertising by members of the Telefonica group. In 2003 and 2004 we generated the minimum value per year under the agreement.

   Affiliated Companies of Terra Networks

     Banking--Uno-e (BBVA)

     The BBVA Group and the Terra Networks Group hold interests in Uno-e Bank, S.A.'s share capital of 67% and 33%, respectively. See "--Other Lines of Business--International Strategic Partnerships--Our Strategic Alliance with Banco Bilbao Vizcaya Argentaria--Uno-e Bank".

     Travel-Rumbo/One Travel (Amadeus)

     In July 1999, Terra Networks agreed to create a 50-50 joint venture with Amadeus Global Travel Distribution, S.A., a global leader in the travel industry that operates travel reservation and distribution systems. The purpose of the joint venture is to develop a website for travel and tourism related services targeted at the Spanish and Portuguese speaking markets. In September 2000, Terra Networks launched Rumbo in Spain through this joint venture. In 2001, the Terra Networks Group launched Rumbo in Argentina, Brazil and Mexico, and in 2002, Terra Networks launched Rumbo in Chile, Colombia, Venezuela, Uruguay and Peru. In March 2003, Rumbo signed an agreement with Despegar.es, another Spanish travel website, to manage its website. At December 31, 2004 Terra Networks had investments of (euro)7.5 million in Rumbo and had provided financing in the form of loans in the amount of (euro)3.8 million. In February 2005, Terra Networks agreed to sell its entire 54.1% interest in One Travel.com, Inc., for U.S.$25.5 million, payable in specified installments over a one-year period.

     Location services-Maptel Networks

     In January 2001, Terra Networks acquired Maptel Networks, a leading provider of location and cartographic content in Spain. Maptel Networks develops web and wireless location-based solutions and provides consultancy services in different areas: Geomarketing, Geographical Information Systems
(GIS), Fleet Management, and Customer Relationship Management (CRM). These services are based on Maptel's own cartography and technology, and are being used for a broad range of customers in different sectors of activity. At December 31, 2004 Terra Networks had invested a total of (euro)2.4 million and had provided financing in the form of loans in the amount of (euro)3.3 million to Maptel Networks.

     E-learning-Educaterra

     Educaterra, a wholly owned subsidiary of the Terra Networks Group, is the exclusive e-learning services provider of the Telefonica Group, providing solutions for the residential market and the corporate market. During 2002, Educaterra.com was launched as the Terra Networks Group's exclusive e-learning vertical channel.

Educaterra.com currently operates in Spain, Brazil, Mexico, Argentina and Uruguay, and Terra Networks plans to make it available in several other Latin American countries. The portal provides a wide range of e-learning content in languages, IT, tutoring support, "edutainment", parent school and officeware, and other areas, with more than 25,000 hours of content in Spanish. At December 31, 2004 Terra Networks had invested a total of (euro)6.3 and provided financing in the form of loans in the amount of (euro)0.5 million to Educaterra.

     Recent Developments

     In January 2005 Alestra (ATT) and Terra Networks reached an agreement pursuant to which Alestra would manage the Internet access service provided by Terra Networks in the Mexican market, while Terra Networks would continue to manage and market the portal www.terra.com.mx, and to provide e-mail and value added services to its Mexican access clients.

Content and Media Business--Telefonica de Contenidos (Formerly Admira)

     Telefonica de Contenidos (formerly Admira) conducts our worldwide audiovisual content and media business. Telefonica de Contenidos develops and distributes audiovisual content through traditional media and new technology platforms.

     During 2004, Telefonica de Contenidos continued divesting its non-strategic assets by selling its interests in Lolafilms, a Spanish motion picture production company, Rodven, a Venezuelan record company, Mediapark, a Spanish television channel production company, Radio Continental, an Argentine radio company owned by Atlantida de Comunicaciones, Radio Continental and is in the process of selling its interest in the company that holds the broadcasting rights for the Argentine national soccer league. On September 23, 2004 Telefonica de Contenidos sold its 5% stake in Pearson, p.l.c. for (euro)345 million.

   Endemol Entertainment

     In July 2000, we acquired 99.2% of Endemol Entertainment Holding N.V., or Endemol, one of Europe's leading television producers. Endemol develops and produces audiovisual programming for free-to-air television, pay television and the Internet. Endemol has produced reality television shows such as Big Brother, Fear Factor and "Operacion Triunfo".

     Endemol has a very strong international network built by a combination of start-ups, acquisitions and joint ventures, with operations in 23 countries around the world.

     With the further development of the Internet and increased capabilities of mobile telephony to provide new platforms suitable for delivering entertainment content that attract younger audiences (which are more appealing to advertisers) away from traditional television production, Endemol has refined its interactive strategy by focusing on brand development, bringing content to other channels by using Endemol TV brands and developing new content for other channels and platforms.

     Endemol continues to develop its strategy of geographic diversification. During 2004, Endemol started operations in Russia and Chile and Endemol plans to expand into Asia.

   Pay Television

     On May 8, 2002, Telefonica de Contenidos entered into an agreement with Sogecable to integrate Via Digital with Sogecable.

     On November 29, 2002, the Spanish government approved the merger of Via Digital with Sogecable, subject to the fulfillment of 24 general conditions and 14 conditions related to the exploitation of television broadcast soccer rights.

     On January 29, 2003, Sogecable, Telefonica de Contenidos and we reaffirmed our commitment to the merger and signed a complementary agreement that adapts the May 2002 agreement to the conditions established by the Spanish government. Pursuant to this agreement, the conditions imposed by the government were accepted, although in parallel the parties filed an appeal against five of the conditions. A plan implementing such conditions was agreed by the parties and was submitted to the Spanish government, who approved it on April 3, 2003.

     Under the May 2002 and January 2003 agreements, the merger of Via Digital and Sogecable was structured as follows:

     o A share capital increase of 23% in Sogecable has been offered to Via Digital's shareholders, which are principally Telefonica de Contenidos, Grupo Prisa and Groupe Canal + in exchange for 100% of their intests in Via Digital shares.

     o After the share exchange, Telefonica de Contenidos held a higher stake than Grupo Prisa and Groupe Canal+ (16.4%). Telefonica de Contenidos agreed to suspend its voting rights for its shares exceeding 16.4% of Sogecable's shared capital. As a consequence, the corporate governance rights of the three reference shareholders in Sogecable will be equal.

     o Telefonica de Contenidos has agreed not to dispose of its 16.4% stake in Sogecable also during the three year period following the share exchange.

     o Telefonica de Contenidos, Grupo Prisa and Groupe Canal+ will have equal representation on the Board of Directors of Sogecable with the same number of members. Grupo Prisa proposed that the chairman of the board would be one of the board members appointed by Telefonica de Contenidos.

     o Groupe Canal+ and Grupo Prisa agreed to maintain their existing shareholder agreement with respect to Sogecable, to which Telefonica de Contenidos will not be a party.

     o Grupo Prisa, Groupe Canal+ and Telefonica de Contenidos, each underwrote and funded (euro)50 million of participative loans, for a total amount of (euro)150 million. These loans have a 10-year maturity and an 11% annual interest rate.

     o Subordinated debt in an amount of (euro)175 million was offered to all of the Sogecable shareholders and we purchased (euro)172 million of such debt. This debt has a maturity of 9 years and the applicable interest rate is 10.3% per annum plus attached warrants equivalent to 1% of Sogecable's shares.

     Following the merger on July 21, 2003, Sogecable, now integrated with Via Digital, launched its commercial offer under the brand "Digital+". At December 31, 2004, Sogecable had 2.1 million subscribers of which 0.4 were Canal+ analog subscribers.

   Telefonica Servicios Audiovisuales and Hispasat

     Through Telefonica Servicios Audiovisuales, we offer audiovisual transmission services, production services and systems integration services to the television industry. Telefonica de Contenidos also holds a 13.2% interest in Hispasat, a Spanish satellite communications system.

   Antena 3

     At our annual general meeting of shareholders held on April 11, 2003, our shareholders approved the distribution of up to 50,000,400 shares of Antena 3 held directly by us, representing 30% of the outstanding share capital of Antena 3. On April 30, 2003, our Board of Directors decided, as approved by the general meeting of shareholders held on April 11, 2003, to accept an offer made by Grupo Planeta for 25.1% of the Antena 3 shares for (euro)364.0 million. In November 2003 we sold our remaining 4.17% holdings in Antena 3 through a block trade for (euro)95.7 million. The Onda Cero Radio Network was also sold along with the sale of Antena 3.

Other Lines of Business

   Directories Business--Telefonica Publicidad e Informacion (TPI)

     Telefonica Publicidad e Informacion publishes, develops and sells advertising in telephone directories. In addition to printed directories, it offers directories online and in telephone-based format. Telefonica Publicidad e Informacion has operations in Spain, Brazil, Chile and Peru. In addition, Telinver is the Group's telephone directory subsidiary in Argentina. At December 31, 2004, we held a 59.9% interest in TPI. On April 7, 2005 TPI engaged in a capital reduction under which we increased our ownership interest in TPI to 61.1%.

     Spain

     Telefonica Publicidad e Informacion estimates its market share in the directory printing sector in Spain is 89%. Its core products are:

     o Paginas Amarillas ("Yellow Pages"), an annual advertising directory containing certain information on companies, businesses and professionals in a particular geographical area, classified by sector, location and alphabetical order. The directory contained approximately
          1.2 million listings and 295,600 paid advertisers at December 31, 2004. In 2004, 16 million copies were printed.

     o In 2001, Telefonica Publicidad e Informacion introduced a new product known as Paginas Amarillas de Bolsillo ("Pocket Yellow Pages"), which has become TPI's most modern and manageable annual advertising directory. In 2004, a total of fifteen different pocket directories were published. This product is designed for use outside the home and permits the user to conveniently carry the directory.

     o Paginas Blancas ("White Pages"), which includes residential, professional and business telephone numbers in a particular geographic area, classified by location and alphabetical order. The directory has been redesigned and new content and information has been added, offering information of general interest to users. During 2004, 60 different White Pages directories were published and 17 million copies printed. The number of advertisers in the White Pages reached 265,400 in 2004.

     o Paginas Amarillas Online (PAOL) ("Yellow Pages Online") is one of the largest and most complete online databases of Spanish businesses in terms of number of listings. The number of advertisers in Paginas Amarillas Online reached 268,500 and the number of registered visits increased to 55.5 million in 2004. Paginas Amarillas Online also offers supplementary information, including job listings, international directory listings (with access to yellow page listings in other countries) and street guides to more than 400 Spanish cities.

     o Servicio de informacion telefonica 11888 (operator-assisted directory assistance) is a directory assistance service launched in February 2003 that offers 24-hour operator-assisted information over the telephone for all companies, businesses, professionals, products and services located in the Yellow Pages. 11888 also include value added services, such as call completion and the ability to send information by fax or e-mail. In 2004, the company responded to 36.1 million calls compared to 22.3 million calls in 2003, an increase of 61.4% . Advertising revenues increased 14.7% to (euro)4.5 million. The services reached 259,000 advertisers.

     o Business-to-Business Directories: In September 2004 a new vertical directory called Guia de la Hosteleria, was published specializing in listing Hotels & Catering businesses. In addition, the second edition of Guia de la Construccion, specializing in listing construction businesses, was published in December 2004.

     o Europages, available in paper, CD-Rom and over the Internet, is the most comprehensive trans-European directory containing information on major European export companies, classified by activity and grouped by country of origin. The Europages are edited annually by Euredit. Telefonica Publicidad e Informacion is responsible for managing the advertising business and the distribution of the directory in Spain.

     In May 1999, Telefonica Publicidad e Informacion entered into an agreement with Telefonica de Espana to publish, distribute, market and sell advertising in Paginas Blancas. Under this agreement, Telefonica Publicidad e

Informacion pays Telefonica de Espana a commission based on the revenues generated from advertising and is reimbursed for the costs associated with the Guias Basicas de Referencia ("Basic Guides").

     Latin America

     Brazil

     Telefonica Publicidad e Informacion commenced its operations in Brazil in 1999. Telefonica Publicidad e Informacion published its first edition of yellow pages directories in 2001 under the name "GuiaMais" for the Brazilian cities of Sao Paulo, Guarulhos, Ribeirao Preto and Curitiba (Parana State), and, in 2002, it began publishing "GuiaMais" in Osasco-Barueri and the ABC region. In 2003, Curitiba's directories were not published because of short-term profitability concerns. In 2004, the first pocket directory in Sao Paulo city was launched. Telefonica Publicidad e Informacion also offers its directories online and in telephone-based format. According to our estimates, the website of GuiaMais is the most visited directory website in Brazil with 11.6 million registered visits in 2004, which is an 86.1% increase from 2003.

     Telefonica Publicidad e Informacion also publishes a white pages directory in Sao Paulo. In July 2001, Anatel, the Brazilian telecommunications regulator, temporarily suspended Telesp's obligation to distribute printed copies of white pages directories to its customers as long as it offers an alternative service and its customers do not request a printed copy. In 2004, Telefonica Publicidad e Informacion Brazil published a reduced white pages edition for the state of Sao Paulo, which did not include the listings for the city of Sao Paulo because Telesp did not publish such listings in 2004.

     Chile

     In early 2004, Telefonica Publicidad e Informacion acquired the 49% of Impresora y Comercial Publiguias, S.A., or Publiguias, for U.S.$80.4 million.

     Publiguias is the leader of the Chilean directories market, with a market share of 96%. Publiguias publishes 10 yellow pages and white pages directories, with more than 51,800 advertising clients and 7.1 million copies printed. Additionally, in 2004 Publiguias published its first business to business directory. Santiago is the most important directory with more than 23,800 advertisers. Internet revenues have increased strongly due mainly to the commercial strategy implemented in the last years. The number of registered visits to Publiguias' Internet directory increased 14.8% to 5.5 million in 2004.

     In 2001, CTC and Publiguias renegotiated their contractual framework and entered into an agreement to publish, distribute, market and sell advertising in the white pages directories. Under this agreement, Publiguias pays a fee of total advertising sold in the white pages and receives from CTC the costs associated with listing the telephone numbers. Under this contract, CTC will provide billing and collection services for its sales of advertising and will receive a percentage of the revenues generated by Publiguias as a result of such sales. In addition, Publiguias will pay CTC a variable fee based on the number of individual updates to the to telephones numbers listings.

     In early 2001, the Chilean regulatory authority modified the requirement to publish and distribute annually white pages directories to customers. As a result, white pages directories are only required to be published every two years with a supplement being distributed in the year of non-publication. Publiguias and CTC agreed that this new regulation applied only with respect to the distribution of residential white pages directories in Santiago, Chile. In 2003, Publiguias published an addendum to the Santiago residential white pages directories, and in 2004, it published a complete directory.

     Peru

     Telefonica Publicidad e Informacion purchased the directory publishing business of Telefonica del Peru in February 2002 for U.S.$36.3 million. Telefonica Publicidad e Informacion is the only publisher of directories in Peru due to the acquisition of Comunicaciones Moviles del Peru from BellSouth in October 2004. TPI Peru publishes white pages and yellow pages directories in Lima, and in central, northern and southern Peru. The twelve different directories published have over 34,400 advertisers with more than 20,800 in Lima's directory. Peru also has an online version of its directories, the number of visits in 2004 increased 80,5% to 4.8 million. TPI Peru reached an agreement in 2002 with Telefonica del Peru to publish, distribute, market and sell advertising in the white pages directories. Under this agreement, TPI Peru pays a commission based on the revenues generated from advertising and receives the amount of the costs associated with the basic guides plus a margin for their management.

     Argentina

     Telinver edits, publishes, distributes and sells advertising in telephone directories (22 different directories of white and yellow pages) in every local area served by Telefonica de Argentina. The company also publishes an industrial yellow pages directory and 4 neighbourhood directories with shopping listings. Since 1997 has offered its directories on CD-ROM.

     In addition, Telinver offers white and yellow directories and e-commerce services through the online portal of "Paginas Doradas," which received 9 million visits in 2004.

     In August 2004 Telinver launched *2424, a live-operator directory service for mobile clients.

   Call Centers--Atento

     We formed Atento in 1999 to develop our call center business. Atento offers integrated telephone assistance services as well as sophisticated "customer relationship management" services such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento rents contact centers, and provides staff for such centers, to third parties. At December 31, 2004, Atento operated more than 40 contact centers and had 30,566 contact center personnel in 12 countries on three continents, including Europe (Spain), Latin America and Northern Africa (Morocco).

     In December 2001, Banco Bilbao Vizcaya Argentaria agreed to transfer its domestic and international contact center business to Atento. In May 2002 we created Atento N.V. a new holding company for our contact center operations. We contributed to Atento N.V., our entire contact center business in Spain and overseas.

     In October 2003 the Sociedad General de Participaciones Empresariales ("GPE"), a subsidiary of Banco Bilbao Vizcaya Argentaria, we and Atento N.V., reached an agreement to allow BBVA to participate in Atento N.V.'s share capital. Also, in October 2003 specific agreements were reached to provide services to the BBVA in Spain and Portugal. Following this agreement, in November 2003, Atento N.V. carried out a capital increase fully subscribed in cash by us and GPE, representing 8.65% of Atento N.V.'s share capital. Also in October 2003, BBVA and Atento N.V. signed a framework agreement for Atento to provide services for a four year period to BBVA.

International Strategic Partnerships

     Portugal Telecom

     On January 23, 2001, Telefonica Moviles, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate Telefonica Moviles' wireless businesses in Brazil with those of Portugal Telecom. On October 17, 2002, Telefonica Moviles, Portugal Telecom and PT Moveis entered into a Stockholders' Agreement and a Subscription Agreement that implemented the joint venture agreement signed in January 2001. Under this joint venture framework agreement, each of the Telefonica Group and the Portugal Telecom Group agreed to contribute to a 50-50 joint venture (Brasilcel) certain of its respective wireless businesses in Brazil, including interests in operating companies and holding companies.

     During 2004 Telefonica, S.A. acquired an additional 52,820,862 shares of Portugal Telecom. Additionally, on December 29, 2004, Portugal Telecom reduced its capital by retiring 87,799,950 shares of treasury stock, representing 7% of its capital stock. As a result of these transactions, Telefonica increased its interest in Portugal to 9.58% at December 31, 2004.

     Mobipay

     Telefonica Moviles is jointly developing with other telecommunications companies a new, simple, fast, low cost and secure mobile payment system, under the Mobipay brand, to process automated transactions including vending machines, personal money transfers, micropayments and electronic invoicing. For a description of Mobipay and other m-pay initiatives, see "--Worldwide Wireless Communication Services--Telefonica Moviles--Services and products--M-payment".

     Our Strategic Alliance with Banco Bilbao Vizcaya Argentaria

     Uno-e Bank

     In February 2000, we and Banco Bilbao Vizcaya Argentaria, S.A. entered into a strategic alliance agreement, which provided that the online bank, Uno-e, would be 49%-owned by Terra Lycos and 51%-owned by Banco Bilbao Vizcaya Argentaria, S.A. On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. agreed to merge Uno-e Bank, S.A. with Finanzia Banco de Credito, S.A. a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. On January 10, 2003, Terra Networks, S.A. signed a liquidity contract that replaced a previous agreement. The liquidity contract grants Terra Networks a put option to sell its interest in the merged entity to Banco Bilbao Vizcaya Argentaria, S.A. between April 1, 2005 and September 30, 2007. The sale price will be the greater of (i) the value determined by an investment bank; or (ii) the value calculated by multiplying Uno-e's last year earnings by BBVA's price-to-earnings ratio (PER). Additionally, the contract provides that if Uno-e does not obtain the planned ordinary revenue and earnings before taxes, the aggregate market value of the shares Terra Networks, S.A. owns cannot be evaluated at less than (euro)148.5 million.

     In an extraordinary general shareholders' meeting of Uno-e Bank S.A. held on April 23, 2003, Terra Networks, S.A. and BBVA unanimously approved (subject to the required approval by Banco de Espana) a capital increase in Uno-e Bank S.A. to be wholly subscribed by Finanzia Banco de Credito, S.A. (a wholly owned subsidiary of BBVA) through the contribution of its private consumer finance business. Finanzia Banco de Credito, S.A. also held an extraordinary general shareholders' meeting on the same date, which approved the contribution and subscription for shares in the capital increase. As a result of the capital increase in June 2003, the consumer finance business has been integrated into the shareholding structure of Uno-e Bank, and the respective stakes of the BBVA group and Terra Networks after the capital increase were 67% and 33%, respectively.

Seasonality

     Our main business is not significantly affected by seasonal trends.

Patents

     Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

C.   ORGANIZATIONAL STRUCTURE

     Please see "--History and Development of the Company--Overview".

D.   PROPERTY, PLANT AND EQUIPMENT

Spain

   Fixed lines

     In order to provide residential and other telecommunication services in Spain, we operate a full telecommunication services network. We benefit from an intensive capital investment plan carried out over the last decade, which focused on network expansion as well as network upgrading. As a result, we now have:

     o A network consisting of fiber optical cable to the curb in every Spanish city with a population of more than 50,000 inhabitants.

     o    Switching including synchronous digital hierarchy.

o An asynchronous transfer mode rollout (ATM).

     o System 7 signaling throughout (used for commutation circuits networks).

     Our infrastructure development objective is to achieve a fully digital system which allows simultaneous voice, data, text, and image transmission, and which permits cost-efficient network management and maintenance. Consistent with this aim, we are moving towards a simplified two-level hierarchical network through the use of remote units, and we are presently increasing operational efficiencies through centralization of our network supervision and management functions. The local digitalization rate in our network has increased from 56.7% in 1995 to 94.2% as of December 31, 2004, and our long distance lines are now 100% digitalized.

     In carrying out our infrastructure development program, we have increased the use of fiber optical cable in our network.

     The following table shows the total length of the four basic types of cable used in our network:

                                                                                 At December 31,
                                                                      ------------------------------------
                                                                       2004      2003      2002      2001
                                                                      ------------------------------------
Coaxial cable (Km.)..............................................      2,444     2,457     2,468     4,756
Optical fiber cable (Km.)........................................     75,888    64,934    60,932    58,156
Copper cable in interurban links (Km. aerial cable)..............     59,324    56,492    56,753    57,095
Copper cable in subscriber networks (Km. per urban zone)(1)......     70,361    69,854    69,148    68,563

------------------
(1) Transmission cables in the subscriber networks contain a variable number of conducting filaments, which are isolated from each other and grouped in pairs. Each such pair is called a "par".

     The deployment of broadband infrastructure at December 31, 2004 is as follows:

                                                         At December 31, 2004
                                                         --------------------
ADSL connections (in thousands):...................           2,490.11
ADSL lines over BTN:...............................           2,360.17
ADSL lines over ISDN:..............................              129.9
                                                      6.5 (regular switchboards)
Switchboards with ADSL over BTN:...................   and 9.8 (remote equipment)
Switchboards with ADSL over ISDN:..................                1.2
Degree of DSLAM equipment occupation (%):..........                92%
Avarage time of retail ADSL service
  provision in PSTN and ISDN 11.87:................                11.87
ADSL lines subscribed per 100 inhabitants:.........                 5.8%

     Our number of ADSL lines subscribed per 100 BTN and/or ISDN access lines at December 31, 2004 were as follows:

                                                                     Lines      ADSL    Coverage
                                                                    ----------------------------
BTN (thousands)................................................     148.38    236.01       15.9%
ISDN...........................................................     931.90    129.94       13.9%
Total..........................................................     157.70    249.01       15.8%
                                                                    ----------------------------

     The Spanish demography and topography presents significant challenges regarding the provision of basic telephony services throughout the country, especially to rural areas. Our continuous plan of rural expansion has been partly fostered by the Spanish local authorities. We are capable of using alternative technologies in order to extend the provision of services to remote and underpopulated areas according to our universal service obligations. Wireless access services were established in areas in which wireless service could be provided at a lower cost per customer that fixed line telephony services.

   Wireless Networks

     Telefonica Moviles Espana's digital network in Spain is based on the GSM standard, which has been adopted by more than 130 countries worldwide, including all member countries of the European Union. The wide acceptance of the GSM standard, together with its international roaming agreements, enables Telefonica Moviles Espana's customers to make and receive calls throughout Western Europe and in more than 200 countries worldwide. Telefonica Moviles Espana's GSM-based network provides its customers with access to many of the most advanced wireless services and a full portfolio of services and products. In addition, in 2001 Telefonica Moviles Espana launched a general packet radio services, or GPRS, which permits faster-based technology for the transmission of data and improved networks utilization.

     In addition to continue increasing the GSM network's capacity in order to improve the network coverage quality in highly populated areas and allow for a more intensive use of its network inside offices in urban areas, Telefonica Moviles Espana has continued during 2003 rolling-out its UMTS network complying with its obligations under its UMTS license. In October 2003 Telefonica Moviles was the first mobile operator in Spain to launch a pre-commercial service based on UMTS technology.

Argentina

     Telefonica de Argentina's properties consist of transmission plants and exchange equipment. Most of Telefonica de Argentina's properties are located in and around the Buenos Aires region.

     As of December 31, 2004, the telephony service has approximately 4.3 million lines in service with approximately 25.1 million lines in service per each 100 inhabitants in the southern region.

     Telefonica de Argentina's long distance service was provided mainly through a microwave network using analog lines and switchboards. As of December 2004, Telefonica de Argentina has built approximately 5,305 kilometers of optical fiber network, out of which 17,187 kilometers are located in the northern region and are dedicated to the provision of national long-distance services between the main cities, and another optical fiber network for the transmission of long-distance services between switchboards.

Brazil

   Network and Facilities

     Telesp's network includes installed lines and switches, an access lines network connecting customers to switches and trunk lines connecting switches and long-distance transmission equipment. As of December 31, 2004, our regional telephone network included approximately 14.2 million installed access lines, including public telephone lines, of which 12.5 million access lines were in service. At that time, of the access lines in service, approximately 74.8% were residential, 20.1% were commercial, 2.6% were public telephone lines and 2.4% were for our own use and for testing. intraregional long-distance transmission is provided by a microwave network and by fiber optic cable. Telesp's network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

     The following table sets forth selected information about our network in aggregate, at the dates and for the years indicated.

                                                                             At and for year ended December 31,
                                                                         -----------------------------------------
                                                                          2004     2003     2002     2001     2000
                                                                         -----------------------------------------
Installed access lines (in millions)...............................       14.2     14.2     14.4     14.3     12.5
Access lines in service (in millions)(1)...........................       12.5     12.3     12.5     12.6     10.6
Average access lines in service (in millions)......................       12.3     12.4     12.6     11.9      9.3
Access lines in service per 100 inhabitants........................       31.7     31.6     32.9     33.8     30.4
Percentage of installed access lines connected to digital switches.       98.7     96.9     96.1     95.7     93.8
Number of public telephones (in thousands).........................      331.2    331.1    330.9    342.8    246.8

------------------
(1) Data includes public telephone lines.

   Technology

     We are currently implementing the necessary infrastructure for the offering of "Wi-Fi", which is a wireless Internet access connection that offers mobility to our Internet clients.

     As of December 31, 2004, Telesp'snetwork was approximately 98.7% digital.

Peru

     In order to provide telecommunication services in Peru, Telefonica del Peru operates a telecommunications multiservice network. Over the last decade, a number of significant capital investments were made in order to enlarge the telecommunication's infrastructure and to provide the telecommunications network with the latest generation technologies. As a result, we currently have:

     o    A solid optical fiber and coaxial cable network.

     o A communications network interconnected through signaling protocol number 7.

     o    An ATM network.

     o A transmission network including SDH technology (synchronous digital hierarchy).

     The objective while developing Telefonica del Peru's infrastructure is to achieve a completely digital system that allows for simultaneous voice, video, data and text transmission, and therefore obtains network management and maintenance efficiencies. According to this, our network is simplified to a two level hierarchy network through the use of remote units. We are also increasing our operating efficiencies through effective management of network centralization.

     Telefonica del Peru's network is 96.5% digititalized, long-distance transmission is 100% digital in Lima and Callao and Telefonica del Peru's provincial network is 91.3% digititalized.

Plant digitalization:............................................       96.5%
Number of fixed lines in service(1):.............................     2,155,648
Number of fixed lines set-up:....................................     2,307,247

------------------
(1) Includes public phones but excludes cellular public telephones.

     Telefonica del Peru has increased the number of ISDN lines. As of December 31, 2004, Telefonica del Peru had approximately 54,634 ISDN lines.

     Telefonica del. Peru's infrastructure development plan has increased the use of optical fiber into its network:

                                                                                         At December 31,
                                                                            -----------------------------------------
                              Description                                    2000     2001     2002    2003      2004
                                                                            -----------------------------------------
Coaxial cable (Km.)..................................................       5,585    5,697    5,738    5,797    5,870
Optical fiber cable (Km.)............................................       6,508    6,728    6,761    6,993    7,090
Subscriber network (thousand Km.-pair)...............................       5,196    5,270    5,316    5,517    5,757

Chile

     The principal plant and equipment of CTC Chile consists of outside plant and switching equipment and operating units that are located throughout the country. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. At December 31, 2004, the Company's telephone plants and equipment represented 86.6% of its gross fixed assets (including depreciation);

construction in progress represented 1.8 %, land and buildings represented 6.0%, and furniture, office equipment and other assets represented 5.4 %.

     Substantially all of CTC Chile's telephone exchanges are situated within buildings owned by CTC Chile. CTC Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses CTC Chile's principal offices, was completed in October of 1996 and currently provides office space for the majority of the administrative and technical staff of CTC Chile and its subsidiaries. The assets of CTC Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages.

   Wireless Networks

     Telefonica Movile Chile owns, or controls through long-term leases or licenses, property consisting of plant and equipment used to provide wireless communication services.

     Plant and equipment used to provide wireless communication consist of:

     o    Switching, transmission and receiving equipment;

     o Connecting line (cables, wires, poles and other support structures, conduits and similar items);

     o    Land and buildings;

     o    Easements; and

     o Other miscellaneous properties (work equipment, furniture and plants under construction).

   Satellite Communications

     At present we have interests in two international satellite communications organizations or companies, including:

     o    A 0.7% interest in Intelsat, the global satellite consortium; and

     o A 13.2% interest in Hispasat, the communications satellite company which carries the Digital + direct-to-home (DTH) satellite television service and operates a new satellite system in Brazil and Latin America (Amazonas).

     We sold our 2.1% interest in Eutelsat, the European regional satellite company, in March 2004 to Nebozzo Sarl for (euro)44,833,236.

     We sold our 0.7% interest in New Skies Satellites, the communications satellite company that was formerly part of Intelsat, in January 2005 to Zeus Holdings Limited for $7,839,088.

     We have implemented a satellite IP-access platform, which has been in operation since February 2003. Telefonica currently provides broadband Internet and Intranet access with similar speed and performance as with the ADSL technology. This satellite platform is also providing VoIP services, which have been in operation since the second half of 2004.

     Submarine Cable

     We are also one of the world's largest submarine cable operators. We currently participate in 44 international underwater cable systems (13 of which are moored in Spain) and own 11 domestic fiber optic cables.

ITEM 5...OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

Overview

     We are involved in five principal lines of business:

     o    Spanish fixed line business conducted through Telefonica de Espana;

     o    Mobile business conducted through Telefonica Moviles;

     o Latin American fixed line business conducted through Telefonica Latinoamerica;

     o    Internet portal business conducted through Terra Networks; and

     o    Content and media business conducted through Telefonica de Contenidos.

     Our two other lines of business are:

     o Directories business conducted through Telefonica Publicidad e Informacion, S.A.; and

     o Call center business in Europe (Spain), Latin America and Northern Africa (Morocco) conducted through Atento N.V.

     In 2004, we improved many of our operating and non-operating line items, our customer base and net income increased and we achieved wider margins in most of our business lines. Our net income was (euro)2,877.3 million in 2004,
(euro)2,203.6 million in 2003 and a net loss of (euro)5,576.8 million in 2002. Revenues from operations increased 6.8% to (euro)30,321.9 million in 2004 compared to (euro)28,399.8 in 2003 and (euro)28,411.3 in 2002. Operating profit in 2004 increased 14.3% from 2003, which had increased 25.8% from 2002. Operating profit before depreciation and amortization increased 4.9% from 2003, which had increased 7.5% from 2002. For further information on operating profit before depreciation and amortization, please see "Presentation of Financial Information--Non-GAAP Financial Information."

     Our total managed client base increased 26.5% to 118.1 million in 2004 from 93.4 million in 2003, which was a 13.6% increase from 82.2 million in 2002. After the acquisition of Bellsouth's Latin American operators, our wireless operations had approximately 74.4 million managed customers at December 31, 2004, a 43.6% increase compared to 52 million managed customers in 2003. In addition, in 2004 our ADSL connections increased by 61% to 4.4 million, of which approximately 3 million are in Europe and the rest in Latin America. In 2003 our ADSL connections had increased by 81.8% to nearly 2.7 million.

     Our results for the year ended December 31, 2002 were affected by the loss in value of the Argentine peso and of the Brazilian real, given the strong weight of both countries in our business. Notwithstanding the economic recovery in Argentina in 2003 and 2004, our business is exposed to risks inherent in operating and investing in Latin America. Our results for the year ended December 31, 2002 were also affected by the commencement of the restructuring of our non-profitable businesses, principally Terra Networks' acquisition of Lycos, Inc. and Telefonica Moviles' UMTS operations in Europe.

     We believe that our improved results for the year ended December 31, 2004 were due to substantial commercial efforts made in each of our business lines. Our client oriented management has allowed us to grow organically in our operations and to strengthen our position in key markets, although competitive pressures continued to affect our operations in 2004.

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

   Non-GAAP Financial Information

     Operating profit before depreciation and amortization is calculated by excluding depreciation and amortization expenses from our operating profit in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short-term. Our management believes that operating profit before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management. Operating profit before depreciation and amortization also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use operating profit before depreciation and amortization to track our business evolution and establish operational and strategic targets. Operating profit before depreciation and amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Operating profit before depreciation and amortization is not a measure of financial performance under Spanish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies.Operating profit before depreciation and amortization should not be considered an alternative to operating profit as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

     The following table provides a reconciliation of operating profit before depreciation and amortization to operating profit for the Telefonica Group for the periods indicated.

                                                                                         Year ended December 31,
                                                                                     ---------------------------------
                                                                                        2002        2003        2004
                                                                                     ---------------------------------
                                                                                          (in millions of euro)
Operating profit before depreciation and amortization..........................      11,724.16   12,602.12   13,215.40
Depreciation and amortization expense..........................................       6,692.42    6,274.22    5,980.15
Consolidated Operating Profit..................................................       5,031.75    6,327.90    7,235.25

   Significant transactions that affect the comparability of our results of operations in the periods under review

     During 2002, 2003 and 2004 various changes occurred in the composition of the Telefonica Group that affect the comparability of our historical operating results. Please see note 2 to our Consolidated Financial Statements for a discussion of the principles of consolidation and a detailed description of the principal changes in the composition of the group affecting our financial statements during the periods under review covered by the Consolidated Financial Statements. The most significant changes are summarized below.

     Year ended December 31, 2004

     Portugal Telecom

     During 2004 Telefonica, S.A. acquired 52,820,862 shares of Portugal Telecom, S.G.P.S., S.A. for (euro)475.1 million, giving rise to consolidation goodwill of (euro)344.5 million. Additionally, on December 29, 2004, Portugal Telecom reduced its capital by retiring 87,799,950 shares of treasury stock, representing 7% of its capital stock. Following these transactions, our interest in Portugal Telecom was 8.55%. The ownership interest of the Telefonica Group was 9.58% at December 31, 2004. This company continues to be accounted for by the equity method.

     Tele Sudeste, Tele Leste, CRT and TCO

     In October 2004, Brasilcel N.V. and Telesp Celular Participacoes, S.A.
(TCP) completed friendly tender offers for Tele Sudeste Celular Participacoes, S.A., Tele Leste Celular Participacoes, S.A., Celular CRT Participacoes, S.A and Tele Centro Oeste Celular Participacoes, S.A (TCO)which required a cash payment of approximately R$607 million for Basilcel, N.V. and of R$902 million for TCP.

     At June 30, 2004 Brasilcel N.V. acquired from NTT DoCoMo, Inc. and Itochu Corporation their ownership interests in Sudestecel Participacoes, S.A., a holding company with a 10.5% interest in Tele Sudeste Celular Participacoes, S.A. for (euro)20.8 million. As a result of this transaction, Brasilcel, N.V. increased its controlling interest in Sudestecel Participacoes., S.A. to 100%. Tele Sudeste Celular Participacoes, S.A. continues to be fully consolidated in the financial statements of the Brasilcel Group , and which in turn is proportionally consolidated in our Consolidated Financial Statements.

     Telefonica Movil de Chile

     On July 23, 2004, 100% Telefonica Movil de Chile, S.A. was acquired by Telefonica Moviles from the Chilean Compania de Telecomunicaciones de Chile, S.A., a subsidiary of Telefonica Internacional, S.A. The total amount paid for this acquisition was $1,058 million. As a result of this transaction, the Telefonica Group increased its effective ownership interest in the capital stock of Telefonica Movil de Chile, S.A. from 44.89% to 92.46%. This company continues to be fully consolidated in our Consolidated Financial Statements.

     Acquisition of BellSouth's Operations in Latin America

     On March 5, 2004, Telefonica Moviles, S.A. reached an agreement to acquire the BellSouth Corporation's interests in its wirelessoperators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

     BellSouth's interests in the operators located in Ecuador, Guatemala and Panama were transferred on October 14, 2004 and its interests in the operators located in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. BellSouth's interests in the operator in Chile were transferred on January 7, 2005, and BellSouth's interets in the Argentine operator were transferred on January 11, 2005.

     Under the transaction agreement, the operators were valued at $5,850 million. The total acquisition cost for Telefonica Moviles, adjusted for the acquired companies debt assumed by Telefonica Moviles, amounted to
(euro)3,252.5 million in 2004 (excluding Chile and Argentina, which were acquired in 2005).

     Following the closing of the acquisitions and pursuant to the terms of the transaction agreements, Telefonica Moviles launched public tender offers to acquire the minority shareholdings that remained outstanding. The price offered in these transactions was equal to the paid under the BellSouth trasaction agreements.

     Sale of Pearson Plc

     In 2004, Telefonica, S.A. sold 38,853,403 Pearson Plc shares representing 4.84% of its capital stock for approximately (euro)350 million, giving rise to a loss of (euro)33.23 million

     Additional Acquisition of Impresora y Comercial Publiguias, S.A.

     In 2004, Telefonica Publicidad e Informacion, S.A., acquired the remaining 49% of the shares of its Chilean subsidiary Impresora y Comercial Publiguias, S.A. for (euro)65.6 million, thereby increasing its ownership interest to 100%. A 9% holding was acquired from the Chilean company Compania de
Telecomunicaciones de Chile, S.A., a Telefonica Group subsidiary.

     Sale of Lycos Inc

     On October 5, 2004, Terra Networks, S.A. and Daum Communications, Corp. reached an agreement for the sale of Lycos, Inc for $108 million, giving rise to a gain of (euro)26.2 million. Prior to the Lycos sale, as part of the agreement for this transaction, Lycos, Inc. transferred assets with a book value of
(euro)332.9 million to Terra Networks, S.A.

     Year ended December 31, 2003

     Sale of Antena 3

     On January 7, 2003, we and our subsidiary Telefonica de Contenidos exercised our call option rights to acquire 19,532,625 shares of Antena 3 de Television, S.A. from Banco Santander Central Hispano, S.A., representing 11.72% of its share capital. After this transaction, we held a 59.24% interest in the share capital of Antena 3 de Television.

     Subsequently, we began a process of divesting our interests in Antena 3. On April 30, 2003, we sold 25.1% of the total share capital of Antena 3 to to the Planeta Group for (euro)364 million. On April 11, 2003, our shareholders approved a distribution of shares representing 30% Antena 3 de Television's share capital as a dividend in kind. In October and November of 2003, we sold all our remaining interests Antena 3 de Television on the market for
(euro)95.72 million, resulting in a complete divestiture of our stake in Antena 3 de Television, S.A. These transactions have resulted in a recorded profit of
(euro)392.29 million.

     Tender Offer for Terra Networks

     In July 2003, we concluded a tender offer for Terra Networks, S.A. by acquiring 202,092,043 of its shares for (euro)5.25 per share. Subsequently, Terra Networks acquired 4.41% of its capital stock owned by Citibank, N.A., as the agent bank for the stock option plans assumed by Terra Networks as part of its merger with Lycos, Inc. After these transactions we held 75.29% of the total capital stock in Terra Networks. During 2004, Terra Networks was fully consolidated in the Telefonica Group.

     Acquisition of TCO

     On April 25, 2003, Telesp Celular Participacoes, S.A. (TCP), which is 65.12%-owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel 61.10% of the common voting stock of Tele Centro Oeste Celular Participacoes, S.A. (TCO), representing 20.37% of the TCO's total capital stock, for R$1,505.5 million. As a result of a subsequent tender offer TCP held 86.58% of the ordinary shares of TCO at December 31, 2003. In 2003, TCO was included in the consolidated financial statements of Brasilcel that, in turn, was included in the Telefonica Group using the proportional integration method.

     Sogecable and Via Digital

     In connection with the merger of Via Digital and Sogecable, S.A. in the first half of 2003, Telefonica de Contenidos, S.A. acquired interests representing 12.63% of the capital share of Via Digital for (euro)165.6 million. On July 2, 2003, Telefonica de Contenidos, S.A. subscribed to a capital increase of Sogecable, S.A., contributing the shares it owned in Via Digital and thereby acquired 22.23% interest in Sogecable. Via Digital, which was consolidated during financial year 2002 using the equity method, is no longer consolidated in our financial statements. In additionIn October of 2003, Telefonica, S.A. acquired 2,020,000 shares in Sogecable, S.A. for (euro)41.91 million, which increased our interest to 23.83%. These transactions resulted in a charge of
(euro)607.23 million in amortization of goodwill. Sogecable, S.A. was consolidated in 2003 using the equity method.

     Uno-e Bank

     In 2003, our interest in Uno-e Bank decreased from 49% to 33% as a result of a capital increase by Uno-e Bank, which was fully subscribed by BBVA, Uno-e Bank's other shareholder. As a result of our decreased interest, Uno-e Bank was excluded from consolidation of the Telefonica Group in 2003.

     Year ended December 31, 2002

     Acquisition of Iberdrola

     In March 2002, we completed our purchase of Iberdrola's interests in our Brazilian wireless operators, which we then subsequently contributed to Telefonica Moviles. The Brazilian wireless operators were fully consolidated in our financial statements until they were contributed to Brasilcel, our joint venture with Portugal Telecom, after which they were consolidated under the proportional integration method

     Sale of Prime Argentina

     In June 2002, Telefonica de Contenidos sold its interest in Prime Argentina, which owned Azul Television, for U.S.$12 million, which resulted in extraordinary losses of (euro)162.8 million.

     Acquisition of Pegaso

     In September 2002, Telefonica Moviles acquired 65.23% of Pegaso PCS (Mexico) for (euro)92.9 million from the Burillo Group. Subsequently, Pegaso carried out a capital increase to which Telefonica Moviles subscribed for
(euro)211.5 million, representing its proportionate 65.23% interest. Pursuant to the Pegaso acquisition, Telefonica Moviles agreed to combine its Mexican wireless operations with those owned the Burillo Group. Under the agreement, each of Telefonica Moviles and Burillo would combine their interests under a new holding company, Telefonica Moviles Mexico, with Telefonica Moviles holding 92% of the share capital and the remainder held by Burillo.

     Sale of Uniprex and Cadena Voz

     In September 2002, Telefonica de Contenidos, S.A. sold its interests in both Group Uniprex Onda Cero and Cadena Voz de Radiodifusion, S.A. Admira Group sold this equity to Antena 3 de Television Group, which gave rise to capital gains totaling (euro)35.8 million.

     Incorporation of Brasilcel Joint Venture

     On December 27, 2002, Telefonica Moviles and PT Moveis Servicos de Telecomunicacoes, SGPS, S.A. (PT Moveis), Portugal Telecom's affiliate, entered into a joint venture agreement under which each of Telefonica Moviles and Portugal Telecom contributed their Brazilian wireles operators to a newly formed company, Brasilcel. Under the joint venture agreement, Telefonica Moviles and Portugal Telecom agreed to purse their Brazilian wireless operations exclusively through Brazil incorporated Brasilcel, the 50/50 Joint Venture, by contributing 100% of their respective direct and indirect interests in the mobile communications companies in Brazil.

   Other Events Affecting the Comparison of Our Results

     Acquisition of UMTS licenses

     In 2000 Telefonica Moviles, directly or through consortiums, with other international and local partners bid on and was awarded UMTS licenses in Spain, Germany, Italy, Austria and Switzerland. Most of these licenses were awarded in the second half of the year 2000. At the end of 2001 and in the beginning of 2002, although UMTS technology had not yet been developed to allow for commercialization of UTMS services, the prevailing conditions in these markets and the specific business plans for the development of these businesses allowed Telefonica Moviles to anticipate the recoverability of its investments already made and those planned for the future. Therefore, during the preparation of the year-ended 2001 financial statements, Telefonica Moviles compared the book value of the licenses to the financial projections included in the business plan and considered that it could recover the investments made up to that time.

     However, Telefonica Moviles' business plans were based on assumptions that could not be realized in the future or would require adjustment. As a result of significant changes in the telecommunications market in 2002, Telefonica Moviles undertook to review its European strategy and to commission independent experts to assess its business plans of its UMTS operations in Germany, Italy, Austria and Switzerland.

     Under US GAAP, according to SFAS 144, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the case of Telefonica Moviles' investments in Germany, Austria and Switzerland, which it fully consolidates under Spanish and US GAAP, an impairment loss was recognized in 2002 based on the comparison between the carrying amount of each of the licenses and their respective fair values. Under US GAAP, the investments in these licenses were also considered not recoverable according to SFAS 144, their carrying value exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the licenses. These assessments were based on the carrying amount of the licenses at the date that they were tested for recoverability. The impairment loss was measured as the amount by which the carrying amount of each of the licenses exceeded its respective fair values.

     With respect to Italy, Telefonica Moviles accounts for this investment under the equity method under Spanish GAAP and US GAAP.

     General UMTS market conditions

     During the first half of 2002 there were significant changes in the telecommunications market from a competitive, technological, financial and regulatory perspective. These changes caused Telefonica Moviles to review its European strategy and to commission independent experts to assess the business plans of its UMTS operations in Germany, Italy, Austria and Switzerland. The following is a summary of these changes:

     o In a publication released in June 2002 from the European Commission on 3G technology, it became apparent that it was highly unlikely that there would be significant regulatory changes providing the conditions necessary to develop commercial applications for the UMTS licenses.

     o As a result of the lack of commercial applications for the UMTS licenses, there was little incentive to build our the networks necessary to take advantage of 3G technology.

     o The delay in commercial viability was also due to a delay in the availability of UMTS handsets. The availability of UMTS handsets was limited to a small number of prototype models with technical problems that made commercial distribution difficult. Problems with network equipment hardware and software also limited the viability of network coverage.

     o Demand for 3G services was revised downwards as a result of a general decrease in demand for data services and ongoing delays in the availability of attractive applications using UMTS technology.

     As the delay in commercially viable UMTS technology increased it also became apparent that incumbent operators's with strong established positions in the countries in which we had obtained UMTS licenseswould make it difficult for new market entrants, such as Telefonica Moviles, to attract customers and obtain market share.

     Notwithstanding the foregoing, we believe that there are commercially feasible uses for UMTS technology, in makrets characterized by a reduced number of operators where we can obtain a minum market share in order to absorb the costs associated with the roll-out of 3G technology. Particularly as we have reduced our estimates of revenue per units served.

     Telefonica Moviles' UMTS operations

     Telefonica Moviles developed and implemented various initiatives directed at improving its business plans in the countries in which it was awarded UMTS licenses. These included, for example, roaming and network sharing agreements, non-recourse vendor financing and various commercial agreements. Telefonica also analyzed other strategic alternatives such as consolidation with other operators. Ultimately, it concluded that none of these alternatives were viable. As a result, Telefonica Moviles adopted the most appropriate decisions for each country as a function of the prevailing conditions in each market.

     Germany. On the basis of the roaming and infrastructure sharing agreements with another German operator, Group 3G, our joint venture with Sonera, started operations as a GSM/GPRS virtual mobile operator, or VMO, at the end of 2001. GPRS, or general packet radio service, is the natural evolution of GSM towards 2.5G, allowing wireless voice and higher-speed data transmission. A VMO is a mobile operator that does not own a network and instead buys mobile minutes wholesale from existing network operators and sells them to its clients. Subsequently, and once the actual operational and financial results for two quarters of commercial operations as a 2/2.5G VMO in Germany became available, Telefonica Moviles realized that the results of Group 3G since the launch of commercial activity up to July 2002 were significantly lower than forecast. In addition, it was becoming apparent that the German wireless market was not growing as expected; the number of subscribers was forecasted to grow at less than one percent in the first half of 2002. As a consequence, and after an in depth assessment of the expected evolution of these parameters with an independent third party report, it was concluded that continuing Telefonica Moviles' operations in Germany would not generate value for Group 3G's shareholders. Therefore, Telefonica Moviles and Sonera decided to halt all commercial operations in Germany.

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

     Austria and Switzerland. In Austria and Switzerland, no relevant commercial agreements had been signed as of June 2002, including 2G roaming agreements, network sharing agreements and vendor financing; consequently, the activities of Telefonica Moviles' operations were substantially reduced in light of these circumstances, together with Telefonica Moviles' experience in Germany. Telefonica Moviles updated its business plans for both of these countries.

     Based on the assessments obtained from independent experts, and taking into account that in Germany, Austria and Switzerland network coverage requirements included in the UMTS licenses would likely come into effect earlier than in Italy, and to ensure that its investments were correctly valued at all times, Telefonica Moviles decided to write down the entire amount of the book value of its investments in Germany, Austria and Switzerland.

     The impact on our balance sheet as a result of the above-mentioned write-down was as follows:


                                              Telefonica                      Attributed to:
                  Balance Sheet                 Group           Germany           Austria        Switzerland
------------------------------------------------------------------------------------------------------------
                                                                   (thousands of euros)
Book value before write-downs:
Intangible assets (mainly licenses).....      9,445,386        9,278,565          128,963           37,858
Property, plant and equipment...........         87,559           60,943            6,428           20,188
Impairments:
Intangible assets (mainly licenses).....     (9,445,386)      (9,278,565)        (128,963)         (37,858)
Property, plant and equipment...........        (84,296)         (57,843)          (6,364)         (20,089)
Book value after write-downs:
Intangible assets (mainly licenses).....              0                0                0                0
Property, plant and equipment...........          3,263            3,100               64               99

     With respect to Telefonica Moviles' investment in Italy, the UTMS license's terms and conditions made it possible to implement a business plan with lower investment than in the other countries and it was determined that the assignment of the right to use the 3Gspectrum was foreseeable. Consequently, Telefonica Moviles' did not fully write down its investment in IPSE 2000. Telefonica Moviles estimated the value of the UMTS license of IPSE 2000, S.p.A. to be (euro)300 million in 2002, (euro)136 million of which represented Telefonica Moviles' investment in IPSE 2000. As of December 31, 2004 Telefonica Moviles' investment in IPSE 2000 was valued at the same level.

     Accordingly, at December 31, 2002 a net loss of (euro)5,049.8 million was recorded in Telefonica Moviles' combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries. In our Consolidated Financial Statements this net loss was
(euro)4,958.2 million.

     Telefonica Moviles de Espana. Currently, Telefonica Moviles provides UMTS services in Spain through Telefonica Moviles Espana. On February 13, 2004, Telefonica Moviles Espana began offering to its corporate customers "Oficin@ Movistar UMTS". This service was extended to all Telefonica Moviles Espana customers in Madrid and Barcelona on May 24, 2004, and gradually extended to the rest of Spain. In addition, on May 24, 2004, Telefonica Moviles Espana launched the first UMTS video services in the Spanish market. We believe that to make large-scale launch of UMTS technology, UMTS compatible handsets that are small, reasonably priced, and have adequate battery life must become available.

     The value of the UMTS assets on Telefonica Moviles Espana's balance sheet is not significant. It was awarded a license to provide UMTS services for
(euro)131 million. The time required for Telefonica Moviles Espana to recover the value of its investments is significantly shorter than in other countries and the impact of the delay in the introduction of a commercially viable UMTS technology on Telefonica Moviles Espana's revenue forecasts is much lower than in other European countries.

     Other markets. Considering the low level of maturity of the wireless industry in Latin America and Morocco and the adequacy of current technologies for servicing the communication needs of customers in the countries of these regions, we have not acquired UMTS licenses nor do we expect to introduce UMTS services in these other markets in the short term.

     Economic situation in Argentina

     Telefonica, like other telecommunications companies operating in Argentina, has been affected by the economic situation in Argentina. As of December 31, 2004, our total investment in Argentina amounted to (euro)989.2 million, including goodwill, intercompany financing and the assets assignable to our Argentine investments (includign losses attributable to our Argentine operations before the related tax effect).

     As a result of the economic volatility in Argentina, our Consolidated Financial Statements for the year ended December 31, 2002 reflected an adverse impact on revenues from operations and on the "Stockholders' Equity--Translation Differences in Consolidation" caption of (euro)354.7 million and (euro)1,147.1 million, respectively, in 2002. No such adverse impact was recorded for the years ended December 31, 2003 and 2004.

     Our operations in Argentina were affected by the devaluation of the Argentine peso, high inflation and other adverse macroeconomic conditions in Argentina and related legislative measures adopted by the Argentine Government in 2001 and 2002 to address the crisis, such as the Public Emergency Law enacted on January 7, 2002. During 2003 and 2004 the Argentine economy has stabilized and experienced signficant growth. Argentina's estimated GDP growth in 2004 was 8.8%, matching the growth rate in 2003. However, the effects of laws adopted during the economic crisis continue to affect the results of operations and financial condition of Telefonica de Argentina and Telefonica Comunicaciones Personales.

     Our fixed line business in Argentina derives a majority of its revenues from regulated tariffs for telecommunication services. Prior to the enactment of the Public Emergency Law, those tariffs were linked to a rate per unit of usage expressed in U.S. dollars and could also be adjusted semiannually in accordance with variations in the U.S. consumer price index. However, the Public Emergency Law states that any tariff index clauses or any other index mechanism incorporated in the agreements executed by the Argentine government, including those agreements with telecommunication service providers, are void and not applicable. Any increase in inflation will thus result in a decrease in revenues from our fixed line business in Argentina in real terms, as tariffs are not adjusted for inflation. The consumer inflation rate increased by approximately 6.1%, below the target range of 7% to 11% established by Argentina's central bank, while wholesale prices rose by approximately 7.9% in 2004.

     The Public Emergency Law also mandated "pesification" by stating that fixed line tariffs must be established in pesos using a Ps.1.00 per U.S.$1.00 exchange rate. Since our fixed line business in Argentina realizes substantially all of its revenues in pesos, any depreciation in the peso against the euro will negatively affect our results of operations since Telefonica de Argentina has not been allowed to alter its tarriffs in response to such depreciation. Exchange rates were stable in 2004. However, any future depreciation of the peso against the euro may have an adverse effect on our results of operations.

     Telefonica Empresas

     During 2004, we integrated the former Telefonica Empresas business line's operations into the Spain and Latin America fixed business lines. The operations of Telefonica Data Espana and Telefonica Soluciones are now conducted by Telefonica de Espana and the operations of Telefonica Data Latinoamerica and Telefonica International Wholesale Services (TIWS)are now conducted by Telefonica Latinoamerica. See "Item 4-- History and Development of the Company--Overview".

     In order to facilitate comparison we have recalculated the analysis of certain results of our operations in 2003 and 2002 to account for the reorganization of our structure. The analysis and discussion of our results of operations for 2004 compared to 2003 uses the new structure and the analysis and discussion for 2003 compared to 2002 continue using the previous structure.

   Significant Accounting Changes

     In 2004 and 2003, there were no significant changes in the Group's accounting policies.

     In 2002, under Spanish GAAP, pursuant to an ICAC resolution dated March 15, 2002, we recorded tax assets relating to tax relief and tax credits not yet taken for tax purposes but regarding which there is no doubt that they can be deducted in the future in accordance with generally accepted accounting principles. An asset of (euro)343.0 million was recorded as of December 31, 2002, pursuant to this resolution.

Critical Accounting Policies

   Accounting for long-lived assets, including goodwill

     Property, plant and equipment and intangible assets, other than goodwill (like licenses), are recorded at acquisition cost. If such assets are acquired in a business combination, the purchase price is the estimated fair value of the acquired property, plant and equipment or intangible assets. Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, and licenses and other intangible assets are amortized based on the intangible asset's estimated capacity to generate revenues during the concession period.

     Accounting for long-lived assets and intangible assets involves the use of estimates for determining: (a) the fair value at the acquisition date in the case of such assets acquired in a business combination, and (b) the useful lives of the assets over which they are to be depreciated or amortized.

     When an impairment in the value of an asset occurs, nonscheduled write-downs are made. We assess the impairment of identifiable intangible and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of whether the impairment of long-lived and intangible assets is necessary involves the use of estimates that includes but are not limited to the analysis of the cause of potential impairment in value, the timing of such potential impairment and an estimate of the amount of the impairment. We also consider technological obsolescence, discontinuance of services and other changes in circumstances that indicate the need to perform an impairment test. A significant change in the facts and circumstances that we relied upon in making our estimates may trigger the requirement of recording an impairment and may have a material adverse impact on our operating results and financial condition.

     Goodwill in consolidation, which arises when the consideration paid for a subsidiary exceeds the subsidiary's underlying book value at the purchase date and such excess consideration is not directly allocable to the companies' assets, is amortized on a straight-line basis during the period in which such goodwill contributes to the obtainment of revenues by the company for which the goodwill was recorded.

     Nonscheduled write-downs of goodwill are made when an impairment in the value of goodwill occurs. We review, on a regular basis, the performance of our subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of that subsidiary is impaired and that the impairment is of a permanent nature, we compare the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods.

     A significant reduction in our estimate of the value of a subsidiary may result in the need to write down goodwill in consolidation which could have a material adverse affect on our operating results and financial condition.

     We believe that the estimates we make to determine an asset's useful life are "critical accounting estimates" because: (1) they require our management to make estimates about technological evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to our financial position and results of operations. Management's estimates about technology and its future development require significant judgment because the timing and nature of technological advances are difficult to predict.

   Deferred taxes

     Management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable income. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable income during the periods in which the deferred taxes are deductible. In making its assessment, our management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies.

     This assessment is carried out on the basis of internal projections which are updated to reflect our most recent operating trends. In accordance with applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is more likely than not. Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting our income tax balances.

Preliminary Guidance on Differences Between IFRS and Spanish GAAP

     We are required to prepare consolidated financial statements in accordance with IFRS from January 1, 2005. The opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2004. The Committee of European Securities Regulators has recommended that selected IFRS financial information be disclosed in advance of publication of such IFRS financial statements. In line with this recommendation, we are providing a summary of certain of the expected differences in the preparation of our consolidated financial statements on the basis of IFRS. The following summary is not an exhaustive description of the effects of preparing our Consolidated Financial Statements under International Financial Reporting Standards, or IFRS compared to Spanish GAAP. Additional significant effects on our Consolidated Financial Statements may occur when they are prepared under IFRS due to new pronouncements from the International Accounting Standards Board (IASB) or pronouncements that are not endorsed by the EU prior to the preparation of our December 31, 2005 consolidated financial statements. The actual effects on our Consolidated Financial Statements from the adoption of IFRS may be different from those shown below for these or other reasons.

     The information included in this Annual Report regarding the potential effects on our Consolidated Financial Statements from the adoption of IFRS are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and readers are cautioned not to place undue reliance on such information.

   Total Shareholders' Equity

     At December 31, 2004 our total shareholders' equity was (euro)16,225.1 million under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our total shareholders' equity. Based on this analysis, we estimate that the principal adjustments to our total shareholders' equity at December 31, 2004 under IFRS would result in a decline in our shareholders' equity of approximately (euro)3,729 million from (euro)16,225.1 million at that date under Spanish GAAP. This decrease would be principally due the adoption of accounting policies under IFRS that would require us to change how we measure the value of certain assets and liabilities and to change the timing of when certain revenues and expenses are recognized.

     Principal Adjustments Affecting Our Shareholders' Equity Under IFRS

     The principal adjustments that would affect our total shareholders' equity under IFRS as estimated are the following:

     Goodwill and fair value adjustments in business combinations

     Telefonica will adopt the exemption granted by IFRS 1 "First-Time Adoption of IFRS" to apply IFRS 3 "Business combinations" prospectively from the transition date and thus not to restate business combinations prior to January 1, 2005.

     Under Spanish GAAP, goodwill and fair value adjustments are reported at historical exchange rates. Under IFRS these items are translated at the exchange rates prevailing at each balance sheet date.

     IFRS permits certain intangible assets to be classified as having an "indefinite useful life," which is not permitted under Spanish GAAP. Under IFRS, goodwill and intangible assets with indefinite useful lives are not amortized, but are instead subject to an impairment test at least once a year. Under Spanish GAAP, goodwill and all intangible assets must be amortized over their useful lives.

     Under IFRS, the cost of telecommunications licenses is amortized on a straight-line basis over their economic useful lives. Under Spanish GAAP, Telefonica's policy is to amortize its telecommunications licenses systematically over their useful lives, using patterns based on revenues generated or the average number of clients during such measuring period.

     Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders' equity at December 31, 2004 by approximately (euro)3,398 million.

     Treasury shares and equity instruments

     Under Spanish GAAP, treasury shares are classified as assets (except if held exclusively for subsequent cancellation pursuant to resolution approved at a general shareholders' meeting) and are measured at the lower of cost or market value. For IFRS purposes, treasury shares are deducted from total shareholders' equity and any related transactions are also deducted from shareholders' equity, rather than through our consolidated income statement.

     For IFRS purposes, certain instruments issued to cover employee stock option plans are classified as shareholders' equity, since the agreements provide for the exchange of a fixed number of treasury shares for a fixed amount of cash. In addition, however, a liability is also recognized in the balance sheet under IFRS because the issuer is obligated to repurchase its own equity instruments.

     Based on our preliminary analysis, we estimate that these changes would have reduced our total shareholders' equity at December 31, 2004 by approximately (euro)847 million.

     Revenue recognition

     Under Spanish GAAP, fees charged when customers connect to our network are recognized upfront, together with the related costs. Also, handset sales are recognized separately upon delivery.

     For IFRS purposes, connection revenues are recorded together with the related revenues from handsets or other equipment to the extent that the aggregate of such equipment and connection revenues do not exceed the fair value of the equipment delivered to the customer. Any connection revenues not recognized together with the related equipment revenues are recognized over the period in which services are expected to be provided to the customer. Under IFRS equipment sales are recognized upon delivery to end customers.

     Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders' equity at December 31, 2004 by approximately (euro)347 million.

     Income taxes

     The accounting treatment for income taxes under Spanish GAAP requires the use of the income statement liability method, which focuses on timing differences between taxable profit and accounting profit. IFRS require the recognition of deferred taxes using the balance sheet liability method, which focuses on temporary differences between the tax base of an asset or liability and its carrying value on the balance sheet.

     Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders' equity at December 31, 2004 by approximately (euro)282 million.

     Post-employment and termination benefits

     Although provisions are required to be recognized for pension obligations under both Spanish GAAP and IFRS, differences in the measurement of the obligation exist between IFRS and Spanish GAAP. Under Spanish GAAP, part of the actuarial losses relating to these plans are deferred, provided certain circumstances are met, whereas under IFRS all actuarial gains and losses are recognized in the consolidated income statement in the year they are identified.

     Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders' equity at December 31, 2004 by approximately (euro)238 million.

     Capitalized costs

     Under Spanish GAAP, start-up costs are deferred and amortized over five years. Under IFRS, expenditures that do not meet the criteria for recognition as an asset are expensed as incurred.

     Under Spanish GAAP, costs related to the issuance of equity instruments are also capitalized and amortized over five years. Under IFRS, capital increase expenses are charged against the gross proceeds of the new capital.

     Under Spanish GAAP, research and development expenses are capitalized and amortized over three years from the date of completion of the internal project. Under IFRS research costs are expensed as incurred.

     Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders' equity at December 31, 2004 by approximately (euro)220 million.

     Minority Interests

     Under Spanish GAAP, minority interests are classified as a separate liability on the balance sheet but excluded from total shareholders' equity. Under IFRS, minority interests are considered as part of total shareholders' equity.

     Additionally, under IFRS the preference shares issued by Telefonica's subsidiary Telefonica Finance would be reclassified from minority interests to liabilities as explained below.

     Based on our preliminary analysis, we estimate that these changes to our accounting policies would have increased our total shareholders' equity at December 31, 2004 by approximately (euro)1,603 million.

     Other Adjustments Affecting Our Shareholders' Equity Under IFRS

     Financial reporting in hyperinflationary economies

     Under Spanish GAAP, the restatement of financial statements for hyperinflation is required when it is required under local GAAP.

     Under IFRS, a number of qualitative and quantitative indicators are analyzed to determine whether hyperinflation exists, and therefore whether financial statements should be restated in terms of the measuring unit current at each balance sheet date. Under IFRS, of the countries in which we operate only Venezuela is considered to be a hyperinflationary economy.

     Definition of associate: significant influence

     For Spanish GAAP purposes, significant influence is presumed to exist when an investor holds 3% or more of the voting rights in a listed company (20% or more in the case of unlisted companies). Under IFRS, provided that an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence. Under IFRS, certain investments, classified as associated companies under Spanish GAAP, shall be accounted for as available for sale and marked to market at each balance sheet date, with the resulting unrealized gains or losses being recognized directly in shareholders' equity.

     Financial instruments

     Spanish GAAP requires that financial assets, including derivatives, be measured at the lower of cost or market value, whereas financial liabilities are measured at their redemption amount. Financial assets are derecognized when expired, transferred or sold.

     Under IFRS, financial assets and liabilities are classified into categories that determine their measurement at fair value or at amortized cost. Certain gains and losses on financial instruments are required to be recognized directly in shareholders' equity until derecognition, or in the event of an impairment. Also, IFRS sets out very strict requirements for the derecognition of financial assets, based on an assessment of the risks and rewards related to the asset.

     In addition to this, IFRS requires compliance with very specific criteria in order to apply hedge accounting. As a consequence, certain hedging relationships that would qualify for hedge accounting under Spanish GAAP would not qualify for hedge accounting under IFRS.

     Foreign exchange differences

     Spanish GAAP requires unrealized foreign currency exchange gains in excess of recorded foreign currency exchange losses to be capitalized and deferred. Under IFRS, foreign currency exchange gains or losses are recognized or expensed through the income statement.

     Under Spanish GAAP, the exchange differences arising in intra-group loans (mainly in U.S. dollars) are eliminated in the consolidation process against cumulative translation differences. Under IFRS, exchange differences arising in intra-group loans are recognized in the income statement unless the loan is considered to be part of the entity's net investment in a foreign operation.

   Net Financial Debt and Commitments

     At December 31, 2004 our net financial debt and commitments was
(euro)24,614 million under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our net financial debt. Based on our analysis, we estimate that our net financial debt at December 31, 2004 would have been approximately (euro)27,041 million under IFRS. This increase would be principally due to the reclassification of preferred stock issued by one of our subsidiaries. Under IFRS, the preference shares issued by Telefonica's subsidiary Telefonica Finance would be reclassified from non-equity minority interests to liabilities because we are obliged to pay dividends if there is distributable profit and we do not have the unconditional right to avoid delivering cash, which is required under IFRS in order for the preferred shares to avoid treatment as a liability.

   Net Income

     Our net income was (euro)2,877.3 million for the year ended December 31, 2004 under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our net income. Based on our analysis, we estimate that our net income for the year ended December 31, 2004 would have been approximately (euro)3,100 million under IFRS. This increase would be principally due to the changes in how goodwill and fair value adjustments in business combinations and financial instruments are measured under IFRS as described above.

Operating Environment

   Operating Environment by Country

     Spain

     Our results of operations are dependent to a large extent on the level of demand for our services in Spain. As of December 31, 2004, revenues from our operations in Spain represented 60% of our consolidated revenues. Demand for our services in Spain is related to the performance of the Spanish economy. Spain's real gross domestic product (GDP) expanded by approximately 2.7% in 2004, reflecting relatively stronger domestic demand. Inflation was 3.2% in 2004. The current-account deficit was estimated at 4.5% of GDP in 2004. The unemployment rate was 10.4% at December 31, 2004.

     Brazil

     The Brazilian economy experienced robust growth in 2004. Brazil's GDP rose an estimated 5.3% in 2004, a much faster pace than the 0.5% growth registered in 2003. Consumer prices increased 7.6% in 2004 compared to 9.3% in 2003. In order to curb inflation and achieve target inflation rates, the Central Bank of Brazil began raising interest rates in 2004. As of March 5, 2005, the Brazilian central bank's benchmark lending rate stood at 18.75% compared to 16% in September 2004. Brazil finished 2004 with a trade balance surplus of U.S.$33.7 billion, compared to U.S.$24.8 billion in 2003. Exports went up by 32% to U.S.$96.5 billion, while imports increased by 30% to U.S.$62.8 billion.

     Argentina

     Argentina's estimated GDP growth in 2004 was 8.8%, which matched the growth rate in 2003 and concluded the second year of growth after 4 years of recession ending with the deep economic and political crisis of 2001-2002. The peso depreciated 1.7% closing at 2.98 peso/U.S.$1. The consumer inflation rate increased by approximately 6.1%, below the target range of 7% to 11% established by Argentina's central bank, while wholesale prices rose by approximately 7.9% in 2004. The unemployment rate decreased to approximately 13.2% in September 2004 from 14.5% in December 2003 due to continued economic growth and the implementation of the "Plan Jefes y Jefas de Hogar," the federal government's main social assistance program.

     Chile

     Chile's GDP grew approximately 5.9% in 2004 compared to 3.2% growth in 2003. In 2004, inflation stood at approximately 1.1%, compared to an inflation rate of approximately 2.8% in 2003. The Chilean peso, which floats freely, appreciated approximately 13.4% in nominal terms (11.4% in real terms) against the U.S. dollar in 2004. Chile's unemployment rate rose to 8.8% in 2004 compared to 8.5% in 2004. In 2004, Chile had its largest budget surplus in eight years after a surge in copper prices boosted revenue. The surplus, following a 2003 deficit equivalent to 0.4% of GDP, was 2.2% of GDP.
     Peru

     Peru's GDP grew by 5.1%, the highest rate in seven years. This growth was mainly explained by an exceptional improvement in terms of trade, which increased 8.1% (the highest increase since 1979). In 2004, exports rose 15.2% last year and private investment rose 9.4%. Exports are expected to continue growing, albeit at a more modest rate, while domestic demand is expected to grow in line with GDP. During 2004, Standard & Poor's and Fitch raised the Peruvian government's credit rating to BB (stable), two levels below investment grade. In 2002, Peru's central bank adopted an explicit medium-term annual inflation target at 2.5% within a range that could vary +/- 1%. Inflation for 2004 was 3.5% compared to 2.5% in 2003.

     Mexico

     Mexico's estimated GDP growth in 2004 was 4.5%, compared to 1.2% in 2003. Monetary policy has been kept tight by the Mexican government in order to limit inflation and to bolster the currency, which appreciated by approximately 0.3% relative to the U.S. dollar during the course of 2004.

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

     In 2004, variations in currencies increased our consolidated cash flows by approximately (euro)30.7 million and decreased our consolidated revenues from operations by approximately 2.5%. Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders' equity, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2004 stockholders' equity was increased by
(euro)244 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the decline of the U.S. dollar and key Latin American currencies relative to the euro.

     The table below sets forth the average exchange rates against the euro of the U.S. dollar and the key Latin American currencies that impacted our consolidated results for the periods indicated.

                                         2003(1)           2004(1)      % change
                                         Average           Average       Average
                                         ---------------------------------------
U.S. Dollar........................         1.13              1.24         10.0%
Argentine Peso.....................         3.32              3.65          9.8%
Brazilian Real.....................         3.45              3.63          5.2%
Chilean Peso.......................       670.17            757.58         12.9%
Mexican Peso.......................        12.68             12.02         10.5%
Peruvian Nuevos Soles..............         3.91              4.24          8.5%
Source:  Central Treasury Bank of the respective countries

------------------

(1) These exchange rates are used to convert the income statements of our Latin American subsidiaries from local currency to euro Income statements for subsidiaries that use inflation adjusted accounting criteria (Mexico, Chile, Peru, Colombia and Venezuela), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate during the period.

     In the comparison below of our results of operations for the year ended December 31, 2004 compared to the year ended December 31, 2003 and for the year ended December 31, 2003 compared to the year ended December 31, 2002, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year to year without the effects of currency fluctuation. To make such comparisons, we have converted certain financial items using the prior year's exchange rate.

     We describe certain risks relating to exchange rate fluctuations in "Item 3--Key Information--Risk Factors" and describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under "Item 11--Quantitative and Qualitative Disclosure about Market Risk".

   Regulation

     We are subject to regulation in the different markets where we operate, which has a significant effect on our profitability. In Spain, we are regulated by the Telecommunications Market Commission, which applies "price caps" to the fees we can charge our customers for interconnection and subscription. In addition, as a dominant operator, Telefonica de Espana is obligated to grant other operators access to its network. Interconnection prices must remain within the Interconnection Offer Framework as determined by the Telecommunications Market Commission.

     Telefonica Moviles is also regulated in Spain by the Telecommunications Market Commission, which has declared Telefonica Moviles to be an operator with "significant market power". Telefonica Moviles is obligated to allow other mobile operators to access its network, and the Telecommunications Market Commission sets the rates that Telefonica Moviles can charge other mobile operators for such access. Telefonica Moviles must pay a yearly fee to reserve the public domain radioelectric spectrum in respect of the allocated frequencies.

     We are also subject to regulation in the Latin American markets where we have operations. These regulations include the application of, among other things, "price caps", governmental regulation of rates and fees, and the obligation to allow other operators to access our networks at competitive or regulated rates.

     For a more detailed description of how regulation affects us, please see "Item 4--Information on the Company--Business Overview".

Results of Operations

     A summary of our results of operations during 2002, 2003 and 2004 are shown below.

                                                                 Year ended December 31,
                                                    ------------------------------------------------
                                                          2002             2003              2004
                                                    ------------------------------------------------
                                                    (in millions of euro, except share and per share
                                                                         data)
Revenues from operations..........................      28,411.3         28,399.8         30,321.9
Operating profit..................................       5,031.8          6,327.9          7,235.3
Income (loss) before tax and minority interest....     (14,601.1)         3,362.5          4,397.0
Net income (loss).................................      (5,576.8)         2,203.6          2,877.3
Net income (loss) per share(1)....................         (1.13)            0.45             0.60
Weighted average number of shares (millions)......      4,948.04         4,960.13         4,955.98

------------------

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

                                                                  Year ended December 31,
                                                        -------------------------------------------
                                                            2002             2003             2004
                                                        -------------------------------------------
                                                               (in millions of euro)
Revenues from operations..........................      28,411.3         28,399.8         30,321.9
Other operating revenue...........................          1.0%              1.0%             1.3%
Internal expenditures capitalized.................          1.7%              1.9%             1.6%
Increase (decrease) in inventories, net...........         (0.1%)            (0.5%)            0.1%
Goods purchased...................................        (24.5%)           (22.1%)          (24.9%)
External services and local taxes.................        (17.5%)           (17.9%)          (18.5%)
Personnel expenses................................        (16.9%)           (16.3%)          (14.5%)
Provision for depreciation and amortization.......        (23.6%)           (22.1%)          (19.7%)
Trade provisions..................................         (2.3%)            (1.5%)           (1.1%)
Other operating expenses..........................         (0.3%)            (0.2%)           (0.3%)
Total operating costs before financial e
  xpenses and goodwill amortization...............        (85.0%)           (80.1%)          (79.1%)
Operating profit..................................         17.7%             22.3%            23.9%
Amortization of goodwill and reversal to
  negative goodwill...............................         (2.3%)            (1.6%)           (1.4%)
Financial income (expense)........................         (5.6%)            (5.5%)           (4.1%)
Exchange gains (losses), net......................         (2.2%)             1.8%             0.2%
Income (loss) from associated companies...........         (1.9%)            (0.8%)           (0.2%)
Profit from ordinary activities...................          5.7%             16.2%            18.3%
Extraordinary revenues............................          1.7%              4.1%             1.3%
Losses on fixed assets............................        (33.8%)            (0.2%)           (0.2%)
Extraordinary expenses............................        (24.9%)            (8.3%)             (5%)
Income (loss) before tax and minority interest....        (51.4%)            11.8%            14.5%
Corporate income tax..............................         11.4%             (3.2%)           (3.8%)
Minority interests................................         20.4%             (0.9%)           (1.3%)
Net Income........................................        (19.6%)              8%              9.5%

     The table below sets forth the percentage of our consolidated net sales by geographic region for the periods indicated.

                                                                    Year ended December 31,
                                                            ---------------------------------------
                                                            2002             2003             2004
                                                            ---------------------------------------
Spain.............................................            58%              62%              60%
Latin America.....................................            35%              33%              35%
Rest of World.....................................             7%               5%               5%
Total.............................................           100%             100%              100%

     The table below sets forth the contribution to our results of operations by each of our principal business segments for 2002, 2003 and 2004 after elimination of sales to other members of the Telefonica Group. During 2004, we integrated the former Telefonica Empresas business line's operations into the Spanish and Latin American fixed business lines. See "Item 4-- History and Development of the Company--Overview". In light of the integration of the Telefonica Empresas business line into the Spain and Latin America fixed line businesses, to provide a comparable year-to-year discussion of our results of operations for the two years ended December 31, 2004, we have presented the results of operations for the year ended December 31, 2003 as if the Telefonica Empresas business line had been integrated into the Spain and Latin America fixed line businesses during such period. In the discussion of our results of operations for the two years ended December 31, 2003, however, the discussion of our results of operations does not reflect the integration of the Telefonica Empresas business line into the Spain and Latin America fixed line businesses. In order to provide information regarding our results of operations for all three periods on a comparable basis, we have set forth below the results of operations of our business lines, reflecting the integration of the Telefonica Empresas business line into the Spain and Latin America fixed line businesses, for the three years ended December 31, 2004.

                                                                  Year ended December 31,
                                                        ------------------------------------------
                                                           2002           2003              2004
                                                        ------------------------------------------
                                                                   in millions of euro
Revenues from Operations
Telefonica de Espana..............................       9,929.0        10,028.3          10,295.1
Telefonica Latinoamerica..........................       7,138.0         6,456.8           6,549.2
Telefonica Moviles................................       7,993.0         8,905.1          10,577.3
Telefonica de Contenidos..........................       1,068.1         1,374.5           1,200.2
Terra Networks....................................         546.3           414.5             399.9
Other companies(1)................................      1,736.88         1,220.7           1,300.2
Operating Expenses
Telefonica de Espana..............................       6,050.1         6,048.7           6,019.0
Telefonica Latinoamerica..........................       3,880.9         3,548.5           3,646.6
Telefonica Moviles................................       5,600.3         5,881.3           7,381.9
Telefonica de Contenidos..........................         964.4         1,179.7           1,027.9
Terra Networks....................................         741.5          577.79             510.4
Other companies(1)................................       5,574.6         2,139.3           2,331.2
Eliminations                                            (6,038.5)       (3,328.4)         (3,377.7)
Operating profit before amortization
Telefonica de Espana..............................       4,695.4         4,762.4           5,054.5
Telefonica Latinoamerica..........................       3,295.0         3,101.3           3,141.0
Telefonica Moviles................................       3,830.0         4,581.9           4,755.0
Telefonica de Contenidos..........................         114.5           210.3             182.6
Terra Networks....................................        (141.7)          (39.5)             20.9
Other companies(1)................................           2.4            72.8             133.3
Eliminations                                               (71.5)          (87.1)            (71.8)
Amortizations
Telefonica de Espana..............................      (2,765.8)       (2,638.8)         (2,374.0)
Telefonica Latinoamerica..........................      (2,163.4)       (1,805.7)         (1,697.8)
Telefonica Moviles................................      (1,391.9)       (1,516.4)         (1,673.4)
Telefonica de Contenidos..........................         (49.6)          (49.9)            (30.5)
Terra Networks....................................        (142.7)          (78.7)            (79.5)

                                                                  Year ended December 31,
                                                        ------------------------------------------
                                                           2002           2003              2004
                                                        ------------------------------------------
                                                                   in millions of euro
Other companies(1)................................        (254.3)         (227.2)           (188.8)
Eliminations                                                75.3            42.1              63.9
Operating Profit
Telefonica de Espana..............................       1,929.6         2,123.6           2,680.5
Telefonica Latinoamerica..........................       1,131.7         1,295.6           1,443.2
Telefonica Moviles................................       2,438.1         3,065.9           3,081.6
Telefonica de Contenidos..........................          64.9           160.4             152.1
Terra Networks....................................        (284.4)         (118.2)            (58.7)
Other companies(1)................................        (251.9)         (154.4)            (55.5)
Eliminations                                                 3.8           (44.9)             (8.0)

-----------------

(1) TPI, Atento, Telefonica, S.A., Grupo T. Gestiona and other subsidiaries.

     We present the results of operations of each consolidated operating subsidiary under the line of business to which it relates, regardless of whether the legal entity has been transferred to the holding company that heads such line of business. The results shown for our different lines of business may therefore differ from those reported by our subsidiaries such as Telefonica Moviles and Terra Lycos, which are reporting companies in the United States. They will also differ from the results of operations reported by those companies because they are not wholly owned by us and because certain transactions they enter into with other members of the Telefonica Group are eliminated in consolidation. We use this presentation because it more accurately reflects the way in which we evaluate the performance of our different lines of business.

   Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     The table below sets forth an analysis of consolidated revenues from operations for each of our principal business segments for 2003 and 2004 after elimination of sales to other members of the Telefonica Group. Financial data related to our business segments is also included in Note 25 to our Consolidated Financial Statements.

                                                        Year ended December 31,
                                                        -----------------------
                                                          2003            2004
                                                        -----------------------
                                                         (in millions of euro)
Telefonica de Espana..............................      10,028.3       10,295.1
Telefonica Latinoamerica..........................       6,456.8        6,549.2
Telefonia Moviles.................................       8,905.1       10,577.3
Telefonica de Contenidos..........................       1,374.5        1,200.2
Terra Networks....................................         414.5          399.9
Other companies(1)................................       1,220.7        1,300.2
                                                        -----------------------
Total Revenues from Operations                          28,399.8       30,321.9

------------------

(1) Includes revenues from operations from TPI, Atento, Telefonica, S.A., Grupo T. Gestiona and other subsidiaries.

     The table below shows the contribution to our total revenue from operations of each of our principal lines of business for 2003 and 2004 after adjustments for sales to other members of the Telefonica Group.

                                                        Year ended December 31,
                                                        ------------------------
                                                            2003            2004
                                                        ------------------------
Telefonica de Espana..............................          35.3%          34.0%
Telefonica Latinoamerica..........................          22.7%          21.6%
Telefonica Moviles................................          31.4%          34.9%
Telefonica de Contenidos..........................           4.8%           4.0%
Terra Networks....................................           1.5%           1.3%

                                                        Year ended December 31,
                                                        ------------------------
                                                            2003            2004
                                                        ------------------------
Other companies(1)................................           4.3%           4.3%
Total Revenues from operations....................         100.0%         100.0%

------------------

(1) Includes revenues from operations from Telefonica, S.A., Grupo T. Gestiona and other subsidiaries.

     The table below shows the contribution to our consolidated net income of each of our principal business lines in 2003 and 2004.

                                                        Year ended December 31,
                                                        ------------------------
                                                          2003            2004
                                                        ------------------------
                                                         (in millions of euro)
Telefonica de Espana...............................       280.20       1,112.07
Telefonica Latinoamerica...........................       558.50         806.61
Telefonica Moviles.................................     1,594.30       1,620.41
Telefonica de Contenidos...........................        119.7         (65.46)
Terra Networks.....................................      (172.71)        163.97
Other companies and Eliminations(1)................       (176.4)       (760.31)
Total Net Income...................................     2,203.59       2,877.29

------------------

(1) Includes net income from TPI, Atento, Telefonica, S.A., Grupo T. Gestiona and other subsidiaries.

     Revenues from operations (sales to external clients)

     Our revenues from operations, which accounted for 97.3% and 97.2% of our consolidated total revenues for 2004 and 2003, respectively, increased to
(euro)30,321.9 million in 2004 compared to (euro)28,399.8 million in 2003. The increase in revenue from Telefonica de Espana, Telefonica Moviles, Telefonica Latinoamerica, Telefonica Publicidad e Informacion, or TPI and Atento was offset by the negative exchange rate impact suffered in 2004. Exchange rate fluctuations had a negative impact of approximately 1.50% on our revenues from operations in 2004.

     Whereas we calculate revenues from operations both before and after adjustments for sales to other members of the Telefonica Group, our analysis of revenue from operations is strictly limited to revenues from operations after adjustments for sales to other members of the Telefonica Group. In the aggregate, we believe that sales to other members of the Telefonica Group did not have a significant impact on the percentage fluctuations during the periods discussed.

     Telefonica de Espana Group. Since 2004, the results of Telefonica Data Espana and Telefonica Soluciones are included in the results of Telefonica de Espana due to the integration of the former Telefonica Empresas business line's operations into the Spain and Latin America fixed business lines. As discussed above, in order to facilitate comparison we have recalculated the analysis of certain results of our operations in 2003 to account for the reorganization of our structure.

     Telefonica de Espana Group's revenues from operations increased to
(euro)10,295.1 million in 2004 from (euro)10,028.3 million in 2003. The positive evolution in revenues compared to 2003 was principally due to the increase in revenues from broad band services and services provided to other operators, which offset the decline in outgoing traffic and commercialization of handsets.

     o Revenues from connection access fees include all revenues from our clients for rental of and connection to PSTN lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), Corporate Services and TUP (for public telephony service) and additional charges and publicity in telephone booths. Revenues for connection access fees increased by 0.9% to 2,821.3 million in 2004 compared to 2,795.8 million in 2003. The increase in revenue was due to a 4.35% increase in the PSTN monthly rental fee ((euro)0.55) and the increase of the surcharge on calls made from public cabins to free toll numbers partially offset the by the 1.5% decrease in the number of PSTN lines in service. This increase in the monthly rental fee was excluded from the price-cap on tariffs imposed by Spanish regulation.

     o Revenues from leased circuits include revenues received from leasing our circuits, both domestic and international, to customers and other telecommunication operators. Revenue from leased circuits decreased by 10.0% to (euro)173.2 million in 2004 compared to (euro)192.4 million in 2003. The decrease in revenue in 2004 was due to a diminution in the number of leased circuits as a result of customer migration to higher speeds, ADSL, and to the carrier capacity of wholesalers.

     o Revenues from the commercialization of handsets include all revenues from the sale, leasing, maintenance and installation of handsets. Revenues from the commercialization of handsets decreased by 16.9% to
          (euro)586.0 million in 2004 from (euro)705.5 million in 2003 as the result of a reduction in maintenance revenues due to price reductions, changes made to comprehensive maintenance service price and generally to a policy to offer increased discounts and bonuses to certain client segments.

     o Broadband services revenues, principally composed of revenues generated by TdE IP network, increased by 55.6% to (euro)1,068.2 million in 2004 from (euro)686.7 million in 2003. This increase was principally due to a 50.0% increase in the number total of connections in 2004. Retail ADSL connections increased to (euro)1,611.9 million in 2004 compared to (euro)1,070.3 million in 2003. This situation led to a twofold increase in the revenues obtained from ADSL services in 2004 as compared to 2003. The increase in ADSL connections was primarily due to the increased popularity of broadband in Spain and increased marketing efforts.

     o Revenues from operator services include all revenues from operator services, national and international. International operator services include automatic access, transit, leasing capacity and manual international access. National operator services include national interconnection, rented subscriber loop and commercial wholesale services (access, transit, traffic and support). Revenues from operator services increased by 8.8% to (euro)717.3 million in 2004 from (euro)659.6 million in 2003, due to an increase in the use of our rented subscriber loop and increases in commercial wholesale services.

     o Revenues from outgoing traffic, which include all revenues from net effective consumption and other consumption (including phone cards, messages, manual traffic and RPV), decreased 3.2% to (euro)3,521.0 million in 2004 from (euro)3,639.1 million in 2003. This decrease was due to a market recession and increased competition leading to a loss of market share and a 2% price reduction in 2004 as a result of a price-cap on tariffs imposed by Spanish regulation. See "Item 4--Information on the Company--Business Overview--Fixed-Line Telecommunications Services in Spain--Telefonica de Espana--Spain--Regulation".

     o Revenues from data services, including revenues from retail access, the installation and operation of virtual private networks and the solutions business increased 3.7% to (euro)742 million in 2004 from
          (euro)715.5 in 2003.

     Telefonica Moviles. Telefonica Moviles' revenue from operations increased 18.8% to (euro)10,577.3 million in 2004 from (euro)8,905.1 million in 2003.
Exchange rate fluctuations had a negative impact of approximately 3.2% on Telefonica Moviles revenues from operations. Revenues from Telefonica Moviles' Spanish operations increased 11.7% to (euro)7,114.3 million in 2004 from
(euro)6,372.2 million in 2003. This resulted primarily from a 12% increase of traffic.

     Revenues from Telefonica Moviles' Latin American wireless operations increased 36.9% as measured in euro to (euro)3,461.8 million in 2004 from
(euro)2,529.5 million in 2003, due principally to the incorporation of BellSouth's Latin American operations acquired by Telefonica Moviles in 2004. Excluding the impact of exchange rate fluctuations and the incorporation of Bellsouth operators, revenues from operations would have increased primarily due to the increase in the number of customers in Mexico and Argentina.

     Telefonica Latinoamerica. Beginning in 2004, the results of Telefonica Empresas America and Telefonica International Wholesale Services (TIWS) have been included in the Telefonica Latinoamerica business line due to the integration of the former Telefonica Empresas business line's operations into the Spanish and Latin American fixed line businesses as discussed above. In order to facilitate comparison we have recalculated the analysis of certain results of our operations in 2003 to account for the reorganization of our structure.

     Telefonica Latinoamerica's operating revenues increased by 1.4% to
(euro)6,549.2 million in 2004 from (euro)6,456.8 million in 2003. Exchange rate fluctuations had a negative impact of approximately 5.4%. Excluding the impact of exchange rate fluctuations, revenues from operations would have increased by 6.8%. In local currency, revenues from Telesp's operations increased principally due to the expansion of broadband, new business, such as long distance originated out of Sao Paulo or Personal Mobile System (SMP), and the increase in the tariffs, in addition to an increase in fixed to mobile traffic. Telefonica de Argentina's revenues from operations increased due to the continuation of the improved economic conditions started in year 2003 in Argentina as reflected by high customer demand, increased network traffic and increases in fixed-line as well as ADSL users. Telefonica del Peru and CTC's operating revenues decreased in 2004 compared to 2003 mainly due to lower average tariffs and the effects of increased mobile competition.

     o Revenues from operations generated by Telesp increased 8.8% (excluding exchange rate fluctuations, revenues from operations would have increased 14.4%) to (euro)3,603.0 million in 2004 from (euro)3,311.3 million in 2003 reflecting the growth of lines in service, especially those associated with products targeted to certain population sectors, broadband revenues and an increase in long distance market share. In addition to those effects, Telesp's results from operations also improved because of a tariff increment since July 2004 (6.89% average increase as measured in local currency), as well as an additional increase according to the tariff increase not applied during 2003 as a result of a legal decision.

     o Revenues from operations generated by Telefonica de Argentina decreased 0.9% (excluding exchange rate fluctuations, revenues from operations would have increased 8.9%) to (euro)741.2 million in 2004 from (euro)747.8 million in 2003. The increase in revenues from operations, excluding exchange rate fluctuations, was mainly due to a higher demand for fixed lines and ADSL and a 9.9% significant increase in total traffic, mainly as a result of prepaid traffic growth.

     o Revenues from operations generated by Compania de Telecomunicaciones de Chile decreased 10.8% (excluding exchange rate fluctuations, revenues from operations would have decreased 7.7%) to (euro)859.6 million in 2004 from (euro)963.5 million in 2003, due to the fall in local and long distance traffic, influenced by customers increasingly substituting fixed line services with mobile telephony services, and the reduction in local fixed to mobile traffic tariffs since January 2004. These effects were partially offset by an increase in broadband revenues as a consequence of a 60.3% increase in broadband lines to 200,700 lines.

     o Revenues from operations generated by Telefonica del Peru decreased approximately 8.0% (excluding exchange rate fluctuations, revenues from operations would have decreased 4.1%) to (euro)957.9 million in 2004 from (euro)1,041.6 million in 2003, principally due to the decrease of 10% in local traffic tariffs and the fall in traffic as a result of increased competition from the mobile business and the long distance competitors. These effects were partially offset by the increase in broadband revenues resulting from an increase in broadband lines of 126.5% to 205,400 lines.

     o Telefonica Empresas America's revenues from operations increased 2.2% to (euro)319.8 million in 2004 from (euro)312.9 million in 2003. (excluding exchange rate fluctuations, revenues from operations would have increased 7.6%), principally due to an increase in revenues from Internet, data and solution services.

     Terra Networks. Terra Networks' revenues from operations decreased 3.5% to
(euro)399.9 million in 2004 from (euro)414.5 million in 2003. This decrease is principally due to the Lycos sale in October 2004. The decrease in revenues from operations was partially offset by an increase in number of subscribers for Internet access and communication and portal services due to the success of the OBP (Open, Basic, Premium) model initiated in 2001. Exchange rate fluctuations had a positive impact of approximately 1.1%.

     Telefonica de Contenidos Group (formerly Admira). Telefonica de Contenidos Group's revenues from operations decreased 12.7% to (euro)1,200.2 million in 2004 from (euro)1,374.5 million in 2003, mainly due to the sale of Antena 3, which was consolidated using the full integration method during the first six months of 2003. Antena 3 contributed (euro)303.8 million to 2003 revenues from operations. This decrease in revenues was partially offset by increases in revenues from Endemol and ATCO. The Endemol Group generated revenues of
(euro)1,033.7 million in 2004, a 13.1% from 2003 due primarily to a strong results from its operations in the United Kingdom and the U.S.. The performance of ATCO is mainly explained by a recovery in the advertising business in Argentina.

     Others. Revenues from operations from our other businesses decreased 6.3% to (euro)1,220.6 million in 2004 from (euro)1,297.8 million in 2003. Revenue from operations from Atento increased 24.1% to (euro)611.7 million in 2004 from
(euro)493 million in 2003, despite the negative impact of foreign exchange fluctuations of 4.3% primarily due to the strong increase in revenues from its operations in Spain, Brazil and Mexico and minor increases in other countries, with the exception of Morocco. Telefonica Publicidad e Informacion's revenues from operations increased 3.9% to (euro)546.4 million in 2004 from (euro)525.8 million in 2003 due to the growth in revenues of all subsidiaries as measured in local currencies, which more than offset the depreciation of Latin American currencies against the euro.

Total expenses (operating expenses and other operating expenses)

     Operating expenses, which consist of inventories (net), goods purchased, external services and local taxes and personnel costs increased 8.7% to
(euro)17,539.2 million in 2004 from (euro)16,136.9 million in 2003, principally due to the incorporation of Bellsouth's Latin American operators and to the commercial effort made to add new customers and to maintain existing ones. Other operating expenses and trade provisions decreased 12.0% to (euro)423.4 million in 2004 from (euro)480.9 million in 2003, due to a decrease in trade provisions at Telefonica Latinoamerica, Telefonica de Espana and Telefonica Moviles.

     Telefonica de Espana. For the business line headed by Telefonica de Espana, operating expenses decreased 0.5% to (euro)6,019.0 million compared to
(euro)6,048.7 million in 2003. This decrease was due to a decrease in personnel expenses recorded during the year as a result of the continuation of the labor reduction program for 2003-2007 at Telefonica de Espana, which began in July 2003.

     Goods purchased increased 1.7% to (euro)2,571.3 million in 2004 from
(euro)2,528.7 million in 2003. This increase was due to an increase in the expenses at Telyco linked to the handset sale business and to an increase in the expenses for the acquisition of equipment related to the development of ADSL services. The decrease of the interconnection expenses after the reduction of the fixed to mobile interconnection tariffs that came into effect in November 2003 and October 2004 partially offset these increased expenses.

     Personnel expenses decreased 9.3% to (euro)2,083.6 million in 2004 from
(euro)2,298.3 million in 2003 due to the labor reduction program for years 2003-2007 approved in July 2003, which reduced headcount by 2,417 employees during 2004. At December 31, 2004, Telefonica de Espana Group had 36,425 employees, a 5.2% decrease compared to 2003.

     External services increased 13.5% to (euro)1,179.9 million in 2004 from
(euro)1,039.2 million in 2003. This increase is mainly due to stronger marketing efforts resulting from growing competitive pressure and to higher operational activity related to the growth of our ADSL services.

     Other operating expenses decreased 39.6% primarily due to a decrease in the amount of account receivables paid in 2004 which led to a 37.3% decrease in our provisions for bad debt.

     Telefonica Moviles. Operating expenses at Telefonica Moviles increased 25.5% to (euro)7,381.9 million in 2004 from (euro)5,881.3 million in 2003, principally due to a 36.3% increase in the cost of goods purchased to
(euro)3,743.9 million in 2004 from (euro)2,747.0 million in 2003, and a 17.4% increase in external services costs and taxes to (euro)3,082.8 million in 2004 from (euro)2,625.7 million in 2003.

     Goods purchased (including interconnection costs) at Telefonica Moviles' Spanish operations increased 13.6% to (euro)2,044.0 million in 2004 from
(euro)1,799.0 million in 2003, mainly due to the increase in commercial activity and in outgoing traffic to other networks, generating an increase in interconnection expenses. External services at Telefonica Moviles' Spanish operations increased 13.0% to (euro)1,759.0 million in 2004 from (euro)1,557.0 million in 2003, principally due to greater commercial activity. Personnel expenses at Telefonica Moviles' Spanish operations increased 8.2% to
(euro)257.6 million in 2004 from (euro)238 million in 2003 due to a 1.3% increase in headcount for the period.

     Goods purchased (including interconnection costs) at Telefonica Moviles' Latin American operations increased 84.5% to (euro)1,715.9 million in 2004 from
(euro)929.9 million in 2003 due principally to the incorporation of BellSouth's Latin American operators. Excluding the impact of exchange rate fluctuations and the incorporation of Bellsouth's operators, good purchases would have increased primarily as a result of an increase in commercial activity in Brazil, Mexico and Argentina. External services at Telefonica Moviles' Latin American operations increased 18.5% to
(euro)1,283.3 million in 2004 from (euro)1,082.7 million in 2003, due principally to the incorporation of BellSouth's Latin American operators. Excluding the impact of exchange rate fluctuations and the incorporation of the Bellsouth operators, external services would have increased due to the same reasons as the increases in goods purchased. Personnel expenses at Telefonica Moviles' Latin American operations increased 34.7% to (euro)293.3 million in 2004 from (euro)217.7 million in 2003 mainly due to the high turnover in Mexico's salesforce during 2004.

     Telefonica Latinoamerica. Telefonica Latinoamerica's operating expenses increased 2.8% to (euro)3,646.7 million in 2004 compared to (euro)3,548.50 million in 2003. Excluding the impact of exchange rate fluctuations, operating expenses would have increased approximately 8.0% due to an increase in interconnection expenses in Brazil as a result of an increase in traffic to mobile networks and the introduction of SMP system in August of 2003 for long distance mobile to mobile calls. Likewise, there was an increase in external services costs in Brazil and Argentina because of commercial efforts made during 2004.

     Other operating expenses decreased 5.6% to (euro)204.2 million in 2004 from (euro)216.2 million in 2003. Excluding the impact of exchange rate fluctuations, other operating expenses would have decreased 1.3% as a consequence of the reduction in bad debt provisions from amounts billed to customers in Brazil and Argentina.

     o Telesp's operating expenses increased 14.7% in 2004 (excluding exchange rate fluctuations, operating expenses would have increased 20.6%) mainly due to more traffic volume directed to mobile networks and the SMP expansion, with higher interconnection expenses associated, and to the price increase of certain contracts indexed to inflation. Other operating expenses decreased 5.4% (excluding exchange rate fluctuations, other operating expenses would have decreased 0.5%), due to a reduction in uncollectible accounts receivable.

     o Telefonica de Argentina's operating expenses increased 0.4% in 2004 (excluding exchange rate fluctuations, operating expenses would have increased 10.3%), principally due to an increase in personnel expenses, in part related to an increase in salaries indexed to inflation, goods purchased and an increase in external services reflecting the increase of commercial activity. These cost increases were partially offset by a decrease in other operating expenses, which gave rise to a gain of (euro)11.5 million in 2004 as compared to gain of (euro)3.5 million in 2003. The positive result with respect to other operating expenses was primarily due to the effective management of bad debt, the increased use of prepaid and consumption control products which help maximize debt recovery and ensuring that profitable customers are maintained.

     o Compania de Telecomunicaciones de Chile's operating expenses decreased 10.8% to (euro)482.51 in 2004 (excluding exchange rate fluctuations, operating expenses would have decreased 7.75%), mainly due to the reduction in goods purchased as a result of the fall in mobile interconnection rates. This decrease was partially offset by an increase in external services expenses and personnel costs measured in local currency.

     o    Telefonica del Peru's operating expenses decreased 9.3% to
          (euro)605.19 million in 2004 (excluding exchange rate fluctuations, operating expenses would have decreased 5.45%), principally as a result of a reduction in external services expenses. In 2004 Telefonica Latinoamerica renegotiated its management fee contract such that management fees charged to Telefonica del Peru are 1% of its revenues instead of a payment of a 9% of its quarterly operating profits before depreciation and amortization. In addition, until 2003 Telefonica de Peru paid a technology transfer fee to Telefonica Latinoamerica of 1% of its revenues. Promotion and plant maintenance expenses also declined. There was also a reduction in goods purchased as a result of a decline in fixed line to mobile traffic.

o        Telefonica Empresas America's operating expenses increased by 2.1% to
         (euro)425.89 million in 2004 from (euro)417.02 million in 2003 (excluding exchange rate fluctuations, operating expenses would have increased 7.8%), mainly due to an increase in goods purchased and personnel expenses.

     Terra Networks. operating expenses decreased 11.7% to (euro)510.4 million in 2004 from (euro)577.8 million in 2003, principally due to improvements in efficiency, personnel reduction and less sales and marketing expenses.

     o    Goods purchased decreased 3.6% to (euro)256.3 million in 2004 from
          (euro)265.8 million in 2003, principally due to the reductions observed in practically all items and particularly in communications costs. Personnel expenses decreased 19.9% to (euro)95.8 million in 2004 from (euro)119.7 million in 2003, principally due to workforce reductions.

     o    External services decreased 18.7% to (euro)148.3 million in 2004 from
          (euro)182.4 million in 2003 as a result of successful cost control with respect to all expenses, particularly those relating to marketing and professional services.

     Telefonica de Contenidos (formerly Admira). Telefonica de Contenidos Group (formerly Admira). Telefonica de Contenidos Group's revenues from operations decreased 12.7% to (euro)1,200.2 million in 2004 from (euro)1,374.5 million in 2003, mainly due to the sale of Antena 3, which was consolidated using the full integration method during the first six months of 2003. Antena 3 contributed
(euro)303.8 million to 2003 revenues from operations. This decrease in revenues was partially offset by increases in revenues from Endemol and ATCO. The Endemol Group generated revenues of (euro)1,033.7 million in 2004, a 13.1% from 2003 due primarily to strong results from its operations in the United Kingdom and the U.S. The performance of ATCO is mainly explained by a recovery in the advertising business in Argentina.

     Others and eliminations. Operating expenses of our other businesses increased 9.4% to (euro)1,980.5 million in 2004 from (euro)1,795.0 million in 2003. Atento's operating expenses increased 22.2% in 2004 due to the increase of personnel expenses related to an increase of activity. Operating expenses for Telefonica Publicidad e Informacion increased by 1.3% due mainly to the increase of external services, including expenses for a full year of operating the telephone directory service 11888 in Spain.

Operating profit before depreciation and amortization

     Our management believes that operating profit before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results profitability of our business lines using the same measure used by our chief decision makers. See "Item 5. Operating and Financial Review and Prospects -- Presentation of Financial Information -- Non-GAAP Financial Information". The following table provides a reconciliation of operating profit before depreciation and amortization to operating profit for the Telefonica Group and each of our business lines for the periods indicated.

                                                                 Year ended December 31, 2004
                      --------------------------------------------------------------------------------------------------------------
                      Telefonica   Telefonica     Telefonica    Telefonica      Terra   Telefonica
                      de  Espana      Moviles  Latinoamerica    Contenidos    Network   Holding(1)    Other   Elimination      Total
                      --------------------------------------------------------------------------------------------------------------
                                                                        (in millions of euro)
Operating profit
   before
   depreciation and
   amortization
   expenses.........     5,054.5      4,755.0        3,141.0         182.6       20.9       (220.1)   353.4        (71.82)  13,215.4
Depreciation and
   amortization
   expenses.........     2,374.0      1,673.4        1,697.8          30.5       79.5         49.9    139.0        (63.86)   5,980.2
Operating profit....     2,680.5      3,081.6        1,443.2         152.1      (58.7)      (270.1)  214.45         (7.95)   7,235.3


                                                                 Year ended December 31, 2003
                      --------------------------------------------------------------------------------------------------------------
                      Telefonica   Telefonica     Telefonica    Telefonica      Terra   Telefonica
                      de  Espana      Moviles  Latinoamerica    Contenidos    Network   Holding(1)    Other   Elimination      Total
                      --------------------------------------------------------------------------------------------------------------
                                                                        (in millions of euro)
Operating profit
   before
   depreciation
   and
   amortization
   expenses.......      4,762.40     4,581.90        3,101.3        210.33     (39.49)     (223.75)  296.51        (87.09) 12,602.12
Depreciation and
   amortization
   expenses.......       2,638.8     1,516.04       1,805.70         49.93      78.74        47.91   179.24        (42.14)  6,274.22

                                                                 Year ended December 31, 2004
                      --------------------------------------------------------------------------------------------------------------
                      Telefonica   Telefonica     Telefonica    Telefonica      Terra   Telefonica
                      de  Espana      Moviles  Latinoamerica    Contenidos    Network   Holding(1)    Other   Elimination      Total
                      --------------------------------------------------------------------------------------------------------------
                                                                        (in millions of euro)
Operating Profit..      2,123.59     3,065.86       1,295.60        160.40     (118.22)    (271.66)  117.27        (44.94)  6,327.90

------------------

(1) Group parent company

     Our operating profit before depreciation and amortization increased 4.9% to (euro)13,215.4 million in 2004 from (euro)12,602.1 million in 2003, due to increases in operating profit before depreciation and amortization at Telefonica Moviles, Telefonica de Espana, Telefonica Latinoamerica, Telefonica Publicidad e Informacion and Atento. Operating profit before depreciation and amortization also increased at Terra Networks, which recorded positive operating profit before depreciation and amortization. Exchange rate fluctuations had a negative impact of approximately 1.7%.

     Telefonica de Espana. Telefonica de Espana's operating profit before depreciation and amortization increased 6.1% to (euro)5,054.5 million in 2004 from (euro)4,762.4 million in 2003. This increase was mainly due to the positive evolution of broadband revenues and to cost reductions principally due to a 9.3% reduction in personnel expenses.

     Telefonica Latinoamerica. Telefonica Latinoamerica's operating profit before depreciation and amortization increased slightly to (euro)3,141.0 million in 2004 from (euro)3,101.3 million in 2003, as a result of depreciation of almost all Latin American currencies against the euro. Excluding the impact of exchange rate fluctuation, Telefonica Latinoamerica's operating profit before depreciation and amortization increased 6.8% mainly due to increases of operating profit before depreciation and amortization in local currencies of Telesp (6.9%) Telefonica de Argentina (12.8%), and Telefonica del Peru (9.7%), which offset decreases of operating profit before depreciation and amortization in local currencies of Compania de Telecomunicaciones de Chile (-3.6%).

     o Telesp's operating profit before depreciation and amortization increased 1.7% (excluding exchange rate fluctuations, operating profit before depreciation and amortization would have increased 6.9%) in 2004 to (euro)1,699.9 million from (euro)1,672.1 million in 2003. The increase in local currency was principally due to growth in Telesp's ADSL, traditional lines based in a low income markets and SMP and rhe average increase in tariffs of 16%. This increase offsets an increase in expenses following the increase in commercial activity and higher interconnection costs associated to the SMP development.

     o Telefonica de Argentina's operating profit before depreciation and amortization increased 2.7% (excluding exchange rate fluctuations, operating profit before depreciation and amortization would have increased 12.8%) in 2004 to (euro)466.1 million from (euro)453.9 million in 2003. The increase was principally due to the improvement of the main operational indicators (especially lines and traffic), to a reduction of bad debt and to the collection of amounts owed for which provisions had been taken in prior years.

     o Compania de Telecomunicaciones de Chile's operating profit before depreciation and amortization decreased 6.9% (excluding exchange rate fluctuations, operating profit before depreciation and amortization would have decreased 3.7%) in 2004 to (euro)417.8 million from
          (euro)448.7 in 2003. This reduction was principally due to a decrease in revenues, which could not be offset by strict cost controls. Revenues decreased due to a reduction in the long distance market and decreases in network traffic, influenced by customers increasingly substituting fixed line services for mobile telephony services.

     o Telefonica del Peru's operating profit before depreciation and amortization increased 5.2% (excluding exchange rate fluctuations, operating profit before depreciation and amortization would have increased 9.7%) in 2004 to (euro)426.4 million from (euro)405.3 million in 2003. The decrease in revenues from operations was primarily due to a decrease in local traffic tariffs and a decrease in traffic as a result of increased competition. These decreases was offset by a reduction in operating expenses.

     o Telefonica Empresas America's operating profit before depreciation and amortization increased 71.5% (an increase of 79.0% in local currencies) in 2004 to (euro)54.3 million from (euro)31.7 million in 2003. The increase in revenues from operations is mainly due to significant increases in revenues from internet, data and solution services, which were partially offset by an increase in operating expenses.

     Telefonica Moviles. Telefonica Moviles' operating profit before depreciation and amortization increased 3.8% to (euro)4,755.0 million in 2004 from (euro)4,581.9 million in 2003 due principally to a significant increase in operating profit before depreciation and amortization for Telefonica Moviles' Spanish operations due to increased marketing efforts. Exchange rate fluctuations had a negative impact of approximately 0.8%.

     Terra Networks. Terra Networks had positive operating profit before depreciation and amortization of (euro)20.9 million in 2004 compared to negative operating profit before depreciation and amortization of (euro)39.5 million in 2003 due to a reduction in personnel costs from a headcount reduction carried out in 2004.

     Telefonica de Contenidos (former Admira). Telefonica de Contenidos' operating profit before depreciation and amortization decreased 13.2% to
(euro)182.6 million from (euro)210.3 million in 2003. The principal reason for this decrease was a change in accounting relating to the Antena 3 Group. However, the effect of cost-cutting measures implemented by Telefonica de Contenidos partially offset this decrease.

     Others. Operating expenses of our other businesses increased 9.4% to
(euro)1,980.5 million in 2004 from (euro)1,795.0 million in 2003. Atento's operating expenses increased 22.2% in 2004 due to the increase of personnel expenses related to an increase of activity. Operating expenses for Telefonica Publicidad e Informacion increased by 1.3% due mainly to the increase of external services, including expenses for a full year of operating the telephone directory service 11888 in Spain.

Depreciation and amortization

     Consolidated depreciation and amortization decreased 4.7% to 5,980.2 million in 2004 from 6,274.2 million in 2003. This decrease was due in large part to our commitment to a conservative investment policy. This policy seeks to control capital expenditures by eliminating expenditures that are unnecessary or that cannot be recovered in a reasonable amount of time.

     Telefonica de Espana Group. Depreciation and amortization of Telefonica de Espana Group decreased 10.0% to (euro)2,374.0 million in 2004 from
(euro)2,638.8 million in 2003, due to a more controlled and conservative investment policy

     Telefonica Latinoamerica. Depreciation and amortization of Telefonica Latinoamerica decreased 6.0% to (euro)1,697.8 million in 2004 from
(euro)1,805.7 million in 2003. Excluding the impact of exchange rate fluctuations, depreciation and amortization would have decreased 1.4% when compared with the previous year. This decrease was primarily due to a more controlled and conservative investment policy.

     Telefonica Moviles Depreciation and amortization of Telefonica Moviles increased 10.4% to (euro)1,673.4 million in 2004 from (euro)1,516.0 million in 2003 (excluding the impact of exchange rate fluctuations, depreciation and amortization would have increased by 4.3%) mainly due to a increase of the amortization in Mexico due to investment in developing the GSM network.

     Terra Networks. Depreciation and amortization of Terra Networks increased 1.0% to (euro)79.5 million in 2004 from (euro)78.7 million in 2003.

     Telefonica de Contenidos. Depreciation and amortization of Telefonica de Contenidos (formerly Admira) decreased to (euro)30.5 million in 2004 compared to (euro)49.9 million in 2003.

     Others. Depreciation and amortization of our other businesses decreased to
(euro)138.9 million in 2004 from (euro)179.2 million in 2003. Atento's depreciation and amortization decreased 30.3% to (euro)36.4 million in 2004 from (euro)52.2 million in 2003. Telefonica Publicidad e Informacion's depreciation and amortization decreased 18.3% to (euro)25.1 million in 2004 compared to (euro)30.8 million 2003.

     Operating profit

     Operating profit increased 14.3% to (euro)7,235.25 million in 2004 from
(euro)6,327.9 million in 2003. This increase compared to last year is the result of the increase in revenues and a 4.7% decrease in amortization expense.

     Telefonica de Espana. Operating profit of Telefonica de Espana Group increased 26.2% to (euro)2,680.5 million in 2004 from (euro)2,123.6 million in 2003, mainly due to the positive evolution of Internet and broadband services and a 10.0% decrease in amortization compared to 2003.

     Telefonica Latinoamerica. Operating profit at Telefonica Latinoamerica increased by 11.4% to (euro)1,443.2 million in 2004 from (euro)1,295.6 million in 2003 as a result of a 1.4% increase in revenue and a 6.0% decrease in amortization. Excluding the impact of exchange rate fluctuations, operating profit would have increased by 18.1%.

     Telefonica Moviles. Operating profit of Telefonica Moviles increased 0.5% to (euro)3,081.6 million in 2004 from (euro)3,065.9 million in 2003, mainly due to a 3.8% increase in operating profit before depreciation and amortization, offset in part by a 10.4% increase in depreciation expense.

     Terra Networks. Terra Networks' operating loss in 2004 was (euro)58.6 million compared to an operating loss of (euro)118.2 million during 2003. The strong performance in operating profit before depreciation and amortization of Terra Networks was more than offset by (euro)79.5 million of depreciation and amortization expenses.

     Telefonica de Contenidos. Operating profit of Telefonica de Contenidos was
(euro)152.1 million in 2004 compared to an operating profit of (euro)160.4 million in 2003.

     Others. Operating profit of our other businesses increased to (euro)206.5 million in 2004 from (euro)72.3 million in 2003 due to a 34.4% increase in operating profit before depreciation and amortization and to a 45.2% decrease in depreciation and amortization expenses. Atento's operating profits grow 281.5% to (euro)54.4 million in 2004 from (euro)14.3 million in 2003. This improvement was due to the increase in revenues together with a reduction of amortizations in 30.3% due to a decrease in capital expenditures. Telefonica Publicidad e Informacion's operating profit in 2004 was (euro)190.1 million, a 24.0% increase compared to 2003 mainly due to a 16.9% increase in operating profit before depreciation and amortization and a 18.3% decrease in depreciation and amortization.

     Profit from ordinary activities

     Profit from ordinary activities increased 20.6% to (euro)5,562.8 million in 2004 compared to (euro)4,612.2 million in 2003. This increase was principally due to a 14.3% increase in operating profit and:

     o    the losses from associated companies decreased in 2004 by 73.6% to
          (euro)56.1 million from (euro)212.6 million in 2003 as a result of the deconsolidation of Via Digital, the sale of certain subsidiaries (Antena 3 TV and Atlanet in 2003 and Audiovisual Sport in 2004), smaller losses related to IPSE-2000, Medi Telecom and the Lycos Group, and the positive impact of the results of Portugal Telecom due to both its improved results and our increased participation compared to 2003.

     o Goodwill amortization totaled (euro)432.6 million euros in 2004, a 2.2% decrease compared to 2003. This performance was principally due to a reduction of goodwill amortization in the cellular business resulting from the reclassification of certain licenses as intangible assets rather than goodwill and as a result of sale of Lycos Inc. in 2004 and Antena 3 in 2003. This decrease was partially offset by an increase in goodwill resulting from the incorporation of goodwill amortization from Bellsouth's Latin American operators for the last two months of 2004 and from Sogecable since July 2003.

     o Net financial expenses decreased 19.8% to (euro)1,173.2 million in 2004 (excluding an expense of (euro)10.6 million resulting from the depreciation of the Argentine peso against the euro) compared to
          (euro)1,462.6 million in 2003 (excluding a (euro)134.4 million profit generated by the appreciation of the Argentine peso and a (euro)267.5 million profit from the cancellation of U.S. dollar-denominated debt). This decrease in net financial expenses was due to a decrease in average net debt as well as a reduction of costs as a result of the decrease in average interest rates in Europe and Brazil in 2004.

     Income (loss) before tax and minority interest

     Income (loss) before tax and minority interest was (euro)4,397.0 million in 2004 compared to (euro)3,362.5 million in 2003.

     Extraordinary revenues decreased to (euro)409.0 million in 2004 from
(euro)1,167.2 million in the previous year, due principally to the capital gain for the sale of Antena3 TV for (euro)392.3 million recorded in 2003 and capital gains related to real estate disposals of (euro)39.3 million in 2004 compared to (euro)203.0 million in 2003.

     Extraordinary expenses decreased to (euro)1,574.8 million in 2004 from
(euro)2,416.8 in 2003. Extraordinary expenses for 2004 primarily related to a
(euro)674.7 million provision related to the acceptance of early retirement benefits by employees of Telefonica de Espana under its labor reduction program, a (euro)273.5 million provision from the headcount reduction of Terra Networks and other personnel reorganizations within the Telefonica Group, and the anticipated writedown of (euro)101.5 million of goodwill in Telefonica UK.

     Corporate income tax

     The tax provision in 2004 was (euro)1,138.7 million compared to
(euro)913.4 million 2003. The increase was primarily due to an increase in revenues from operations.

     Minority interests

     Profit attributable to minority interests was (euro)381.0 million in 2004 compared to (euro)245.5 million in 2003. The 55.2% increase was principally due to net income recorded by Terra Networks, compared with a loss of (euro)2,203.6 in 2003.

     Net income

     Consolidated net income amounted to (euro)2,887.3 million in 2004 compared to net income of (euro)2,203.6 million in 2003.

   Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

     The table below sets forth an analysis of consolidated revenue from operations for each of our principal business segments for 2002 and 2003 after elimination of sales to other members of the Telefonica Group. Financial data related to our business segments is included in Note 25 to our Consolidated Financial Statements.

                                                         Year ended December 31,
                                                        ------------------------
                                                           After adjustments for
                                                            intra-group sales
                                                        ------------------------
                                                           2002           2003
                                                        ------------------------
                                                          (in millions of euro)
Telefonica de Espana..............................       9,337.7         9,319.0
Telefonica Latinoamerica..........................       6,822.8         6,150.3
Telefonia Moviles.................................       7,993.0         8,905.1
Telefonica Empresas...............................       1,445.3         1,425.6
Telefonica de Contenidos..........................       1,068.1         1,374.5
Terra Lycos.......................................         546.3           414.5
Telefonica Publicidad e Informacion...............         503.5           525.8
Atento............................................         216.4           191.7
Other companies(1)................................         478.1            93.4
                                                        ------------------------
Total Revenue from operations.....................      28,411.3        28,399.8
                                                        ------------------------

------------------

(1) Includes revenue from operations from Telefonica, S.A., Grupo T. Gestiona and other subsidiaries.

     The table below shows the contribution to our total revenues from operations of each of our principal lines of business for 2002 and 2003 after adjustments for sales to other members of the Telefonica Group.

                                                         Year ended December 31,
                                                        ------------------------
                                                         After adjustments for
                                                           intra-group sales
                                                        ------------------------
                                                            2002            2003
                                                        ------------------------
Telefonica de Espana..............................         32.9%           32.8%
Telefonica Latinoamerica..........................         24.0%           21.7%
Telefonica Moviles................................         28.1%           31.3%
Telefonica Empresas...............................          5.1%            5.0%
Telefonica de Contenidos..........................          3.8%            4.8%
Terra Lycos.......................................          1.9%            1.5%
Telefonica Publicidad e Informacion...............          1.8%            1.9%
Atento............................................          0.8%            0.7%
Other companies...................................          1.7%            0.3%
                                                        ------------------------
Total revenues from operations....................        100.0%          100.0%
                                                        ------------------------
------------------

(1) Includes revenue from operations from Telefonica, S.A., Grupo T. Gestiona and other subsidiaries.

     The table below shows the contribution to our consolidated net income of each of our principal business lines in 2002 and 2003.

                                                        Year ended December 31,
                                                       -------------------------
                                                         2002              2003
                                                       -------------------------
                                                          (in millions of euro)
Telefonica de Espana..............................        807.93         178.08
Telefonica Latinoamerica..........................       (182.54)        677.22
Telefonica Moviles................................     (3,744.47)      1,594.30
Telefonica Empresas...............................       (728.25)        (74.66)
Telefonica de Contemdos...........................       (669.15)        119.7
Terra Lycos.......................................     (2,008.87)       (172.71)
Telefonica Publicidad e Informacion...............         71.57          88.80
Atento............................................        (99.09)        (16.25)
Other companies(1)................................        976.07        (190.89)
                                                       -------------------------
Total net income (loss)...........................     (5,576.80)      2,203.59
                                                       -------------------------
------------------

(1) Includes net income from Telefonica, S.A. Grupo T. Gestiona and other subsidiaries.

     Revenues from operations (sales to external clients)

     Our revenue from operations, which accounted for 97.2% and 97.1% of our consolidated total revenues for 2003 and 2002, respectively, remained stable in 2003 at (euro)28,399.8 million compared to (euro)28,411.3 in 2002. The increase in revenue from Telefonica Moviles, Telefonica Latinoamerica, Telefonica Publicidad e Informacion, or TPI, Atento and Telefonica Empresas was offset by the negative exchange rate impact suffered in 2003. Exchange rate fluctuations had a negative impact of approximately 6.5% on our revenues from operations in 2003.

     Whereas we calculate revenues from operations both before and after adjustments for sales to other members of the Telefonica Group, our analysis of revenue from operations is strictly limited to revenues from operations after adjustments for sales to other members of the Telefonica Group. In the aggregate, we believe that sales to other members of the Telefonica Group did not have a significant impact on the percentage fluctuations during the periods discussed.

     Telefonica de Espana. Telefonica de Espana's revenues from operations decreased 0.2% to (euro)9,319.0 million in 2003 from (euro)9,337.7 in 2002. The stability in revenues compared to 2002 was principally due to the increase in revenues from IP Services and services provided to other operators.

     o Revenues from connection access fees include all revenues from our clients for rental and connection of PSTN lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), Corporate Services and TUP (for public telephony service) and additional charges and publicity in telephone booths. Revenues for connection access fees decreased by 2% to (euro)2,795.2 million in 2003 compared to (euro)2,852.2 million in 2002. The decrease in revenue was due to a 2.0% decrease in the number of PSTN lines in service that was not offset by the 8% increase ((euro)0.94) in the PSTN monthly rental fee. This increase in the monthly rental fee was excluded from the price-cap on tariffs imposed by Spanish regulation.

     o Revenues from leased circuits include revenues received from leasing our circuits, both domestic and international, to customers and other telecommunication operators. Revenue from leased circuits decreased by 23.6% to (euro)195.0 million in 2003 compared to (euro)255.2 million in 2002. The decrease in revenue in 2003 was due to a decrease in the number of leased circuits as a result of customer migration to higher speeds, ADSL, and to the carrier capacity of wholesalers.

     o Revenues from the commercialization of handsets include all revenues from the sale, leasing, maintenance and installation of handsets. Revenues from the commercialization of handsets decreased by 3.1% to
          (euro)705.5 million in 2003 from (euro)728.3 million in 2002 as the result of a reduction in maintenance revenues due to a decreased number of users requiring maintenance for the period.

     o IP services revenues include all revenue from Telefonica de Espana's IP networks, and are principally composed of revenues from ADSL subscribers. Revenue from IP services increased by 119.2% to
          (euro)557.2 million in 2003 from (euro)254.2 million in 2002. This increase was principally due to a 76.5% increase in the number of ADSL retail subscriber connections in 2003 as compared to 2002, which led to a twofold increase in the revenues obtained from ADSL services in 2003 as compared to 2002. At the year-end 2003 we had 1,070.3 thousand ADSL retail subscribers compared to 606.4 thousand at the year-end 2002.

     o Revenues from operator services include all revenues from operator services, national and international. International operator services include automatic access, transit, leasing capacity and manual international access. National operator services include national interconnection, rented subscriber loop and wholesale ADSL and commercial wholesale services (access, transit, traffic and support). Revenues from operator services increased by 4.7% to (euro)708.7 million from (euro)676.6 million in 2002, due to increases in the use of our rented subscriber loop and increases in wholesale ADSL services.

     o Revenues from outgoing traffic, which include all revenues from net effective consumption and other consumption (including RPV, phone cards, messages, manual traffic), decreased 7.5% to (euro)3,639.3 million in 2003 from (euro)3,935.0 million in 2002. This decrease was due to the market recession, increased competition leading to a loss of market share and a 2% price reduction in 2003 as a result of a price-cap on tariffs imposed by Spanish regulation. See "Item 4--Information on the Company--Business Overview--Fixed-Line Telecommunications Services in Spain--Telefonica de Espana--Spain--Regulation".

     Telefonica Moviles. Telefonica Moviles' revenue from operations increased 11.4% to (euro)8,905.1 million in 2003 from (euro)7,993.0 million in 2002. Exchange rate fluctuations had a negative impact of approximately 6.8%. Revenues from Telefonica Moviles' Spanish operations increased 15.3% to
(euro)6,372.2 million in 2003 from (euro)5,528.7 million in 2002. This resulted primarily from a 6.8% increase in our customer base to 19.7 million at December 31, 2003 from 18.4 million at December 31, 2002, as well as increased customer usage.

     Revenues from Telefonica Moviles' Latin American wireless operations increased 5.9% as measured in euro to (euro)2,529.5 million in 2003 from
(euro)2,388.9 million in 2002, due principally to the negative impact of exchange rate fluctuations. Excluding the impact of exchange rate fluctuations, revenues from operations increased primarily due to the increase in the number of customers in Brazil and Mexico, full consolidation of twelve months of operations in Pegaso in 2003 compared to three months of operations in 2002, and consolidation of the Brazilian Joint Venture in 2003 compared to our participations in TeleSudeste, Teleleste and CRT in 2002.

     Telefonica Latinoamerica. Telefonica Latinoamerica's operating revenues decreased by 9.9% to (euro)6,150.3 million in 2003 from (euro)6,822.8 million in 2002 principally as a result of the decline in value of local currencies, with the exception of the Chilean peso. Exchange rate fluctuations had a negative impact of approximately 16.6%. Excluding the impact of exchange rate fluctuations, revenues from operations increased by 6.7%. In local currency, revenues from Telesp's operations increased principally due to the increase in the tariffs and the expansion of broadband and long distance services. Telefonica de Argentina's revenues from operations increased due to improved economic conditions in Argentina, increases in network traffic and increases in tariffs due to the application of the CER index (wholesaler inflation indexation) to wholesale contracts. Telefonica del Peru and CTC's operating revenues decreased in 2003 compared to 2002. Operating revenues of Telefonica del Peru decreased due to the launch of new tariff plans with lower average tariffs. Operating revenues of CTC decreased due to decreases in network traffic, influenced by customers increasingly substituting fixed line services by mobile telephony services.

     o Revenues from operations generated by Telesp denominated in euro decreased 8.1% (an increase of 15.4% as measured in Brazilian reais) to (euro)3,343.2 million in 2003 from (euro)3,638.0 million in 2002. This was principally due to the depreciation of the Brazilian real against the euro. The value of the Brazilian real declined 20.3% compared to the euro, based on average exchange rates for 2003 and 2002. The increase in revenues from operations, as measured in Brazilian reais, was mainly due to an increase in tariffs (17% average increase in tariffs for local calls (as measured in local currency)) effective from July 2003, as well as an increase in broadband revenues and an increase in the long distance market share.

     o Revenues from operations generated by Telefonica de Argentina denominated in euro increased 2.5% (an increase of 14.3% as measured in Argentine pesos) to (euro)747.8 million in 2003 from (euro)729.5 million in 2002. The increase in revenues from operations, as measured in Argentine pesos, was mainly due to the improvement of general economic conditions, the application of the CER Index and a 10.2% increase in total traffic per line per day.

     o Revenues from operations generated by Compania de Telecomunicaciones de Chile denominated in euro decreased 14.6% (a decline of 15.2% as measured in Chilean pesos) to (euro)963.5 million in 2003 from
          (euro)1,128.3 million in 2002. This change was in part influenced by the change in the scope of consolidation following the sale of 25% of Sonda in September 2002. Sonda was previously fully consolidated in our financial statements. Excluding the in our scope of consolidation, the decrease in Chilean pesos would have been 7.0%, due to the fall in the long distance market and decreases in network traffic, influenced by customers increasingly substituting fixed line services by mobile telephony services.

     o Revenues from operations generated by Telefonica del Peru denominated in euro decreased approximately 16.6% (a decline of 1.5% as measured in Peruvian nuevos soles) to (euro)1,041.6 million in 2003 from
          (euro)1,248.7 million in 2002, principally due to the launch of the new tariff plans starting in March, following the Peruvian Government's proposal to eliminate monthly rental fees, and as a result of increased competition from the mobile business.

     Telefonica Empresas. Telefonica Empresas' revenue from operations decreased 1.4% to (euro)1,425.6 million in 2003 from (euro)1,445.3 million in 2002, principally due to change in the scope of consolidation after the accounting of Atlanet by the equity method from July 2002. In October 2003, Atlanet was sold to Fiat Gestione Participacione S.p.A.

     Terra Lycos. Terra Lycos' revenues from operations decreased 24% to
(euro)414.5 million in 2003 from (euro)546.3 million in 2002. This decrease is principally due to the global economic slowdown in advertising, the end of the agreement with Bertelsmann at the end of 2002 and the depreciation of certain currencies against the euro from which Terra Lycos obtains its revenues outside Spain. The decrease in revenues from operations was partially offset by an increase in number of subscribers for Internet access and communication and portal services due to the success of the OBP (Open, Basic, Premium) model initiated in 2001. Exchange rate fluctuations had a negative impact of approximately 11%.

     Telefonica de Contenidos Group (formerly Admira). Telefonica de Contenidos Group's revenues from operations increased 28.7% to (euro)1,374.5 million in 2003 from (euro)1,068.1 million in 2002, principally due to changes in the scope of consolidation as participation in Antena 3 Group was not consolidated through the global method in 2002. During the first semester of 2003 Antena 3 was fully consolidated. Impact of the change in consolidation methods of Antena 3 Group explains a (euro)303.8 million increase in revenues. The increase was also due to the recuperation of the Argentine peso and advertising in the Argentine market, which have enabled Atco to increase its revenues to (euro)72.0 million in 2003 from (euro)54.6 million in 2002.

     Others. Revenues from operations from our other businesses decreased 32.3% to (euro)810.9 million in 2003 from (euro)1,198 million in 2002. Revenue from operations from Atento decreased 11.4% to (euro)191.7 million in 2003 from
(euro)216.4 million in 2002 principally due to exchange rate fluctuations, which had a negative impact of approximately 16.6%. Excluding the impact of exchange rate fluctuation, revenues increased 5.1% due mainly to an increase in revenues in most of Atento's markets, which offset decreases in revenue in Morocco and decreases in revenue due to the sale of Atento's operations in Japan. Telefonica Publicidad e Informacion's revenues from operations increased 4.4% to (euro)525.8 million in 2003 from (euro)503.5 million in 2002 due to the growth in revenues of all subsidiaries as measured in local currencies.

     Total expenses (operating expenses and other operating expenses)

     Operating expenses, which consist of increase in inventories (net), goods purchased, external services and local taxes and personnel costs decreased 3.8% to (euro)16,136.9 million in 2003 from (euro)16,773.3 million in 2002, principally due to decreased operating expenses at Telefonica Latinoamerica, Telefonica de Espana, Telefonica Empresas, Terra Lycos, and Atento, offset in part by an increase in operating expenses at Telefonica Moviles, Telefonica Publicidad e Informacion and Telefonica de Contenidos. Other operating expenses and trade provisions decreased 35% to (euro)480.9 million in 2003 from
(euro)739.3 million in 2002, due to a decrease in trade provisions at Telefonica Latinoamerica, Telefonica de Espana and Telefonica Moviles.

     Telefonica de Espana. For the business line headed by Telefonica de Espana, operating expenses decreased by 1.2% to (euro)5,795.6 million compared to (euro)5,868.6 million in 2002. This decrease was due to a decrease in goods purchased together with the decrease in personnel expenses recorded during the last quarter as a result of the approval of a labor reduction program in July 2003 (Plan Social de Expediente de Regulacion de Empleo) for 2003-2007 at Telefonica de Espana.

     Goods purchased by the business line headed by Telefonica de Espana in Spain decreased 6.5% to (euro)2,490.3 million in 2003 from (euro)2,662.1 million in 2002. This decrease was due to a reduction in fixed-mobile interconnection tariffs with Telefonica de Espana's mobile operators and to a decrease in the expenses for the acquisition of equipment.

     Personnel expenses increased 0.9% to (euro)2,174.9 million in 2003 from
(euro)2,156.5 million in 2002. The operating company, Telefonica de Espana S.A., accounts for 97.8% of all personnel expenses, a 1% increase compared to last year due to an increase in salaries, partially offset in the last quarter of 2003 by the launch of the Telefonica de Espana labor reduction program. Personnel expenses in 2003 includes the impact related to 5,489 employees leaving under the labor reduction program approved in July 2003. At year-end 2003, Telefonica de Espana had 35,216 employees, a 13.4% decrease when compared to 2002.

     External services increased 7.9% to (euro)956.6 million in 2003 from
(euro)886.3 million in 2002. This increase is mainly due to commercial efforts carried out to develop ADSL services and to launch the "combinados", which is a consumer plan that combines access and traffic, allowing each client to optimize its consumption according to volume of use, destination and calling time profile.

     Other operating expenses decreased by 55.4% primarily due to an increase in the amount of account receivables paid in 2003 which led to a 42.7% decrease in our provisions for bad debt.

     Telefonica Moviles. Operating expenses at Telefonica Moviles increased 5% to (euro)5,881.3 million in 2003 from (euro)5,600.3 million in 2002, principally due to a 6.9% increase in the cost of goods purchased to
(euro)2,747.0 million in 2003 from (euro)2,571.1 million in 2002, and a 6.6% increase in external services costs and taxes to (euro)2,625.7 million in 2003 from (euro)2,462.5 million in 2002.

     Goods purchased (including interconnection costs) at Telefonica Moviles' Spanish operations increased 9.7% to (euro)1,799.0 million in 2003 from
(euro)1,640.0 million in 2002, mainly due to the increase in the commercial activity and in outgoing traffic to other networks, generating an increase in the interconnection expenses. External services at Telefonica Moviles' Spanish operations increased 6.3% to (euro)1,557.0 million in 2003 from (euro)1,465.0 million in 2002, principally due to the greater commercial activity. Personnel expenses at Telefonica Moviles' Spanish operations increased 4.8% to (euro)238 million in 2003 from (euro)227 million in 2002 due to a 1.6% increase in headcount for the period.

     Goods purchased (including interconnection costs) at Telefonica Moviles' Latin American operations increased 12.3% to (euro)929.9 million in 2003 from
(euro)828.1 million in 2002 primarily as a result of the increase in commercial activity in Brazil, Mexico and Argentina, and of changes in the scope of consolidation of the operations in Brazil and Mexico mentioned above. External services at Telefonica Moviles' Latin American operations increased 29.2% to
(euro)1082.7 million in 2003 from (euro)838.0 million in 2002, principally due to the same reasons as the increases in goods purchased. Personnel expenses at Telefonica Moviles' Latin American operations increased 2.5% to (euro)217.7 million in 2003 from (euro)212.5 million in 2002. The increase in personnel expenses is low despite the changes in the consolidation of Brazil and Mexico operations in 2003 compared to 2002.

     Telefonica Latinoamerica. Telefonica Latinoamerica's operating expenses decreased 5.7% to (euro)3,215.0 million in 2003 compared with (euro)3,407.5 million in 2002, principally as a result of the depreciation of Latin American currencies during 2003. Excluding the impact of exchange rate fluctuation, operating expenses increased approximately 11.3%, due to an increase in the long distance and ADSL activity in Brazil and to the new tariff plans and ADSL in Peru that offset the strict cost reduction policy in Argentina and the decrease in activity and cost reduction policy in Chile.

     Other operating expenses decreased 23.9% to (euro)234.3 million in 2003 from (euro)307.9 million in 2002.

     o Telesp's operating expenses increased 0.9% in 2003 (an increase of 26.6% as measured in Brazilian reais, mainly due to the expansion of the new long distance business, to the acceleration of the broadband deploy and to the price increase of the contracts indexed to inflation). Other operating expenses, which in euro decreased 7.1%, increased 16.6% in local currency, due principally to provisions for bad debt linked to an increase in the amounts billed to customers.

     o Telefonica de Argentina's operating expenses decreased 3.3% in 2003 (an increase of 7.8% as measured in Argentine pesos, principally due to the increase in the personnel expenses, in part related to an increase in salaries indexed to inflation, goods purchased as a result of increased commercial activity, and a small increase in external services). Other operating expenses were (euro)3.4 million in 2003 as compared to negative (euro)55.0 million in 2002. The positive result with respect to other operating expenses was primarily due to the effective management of bad debt, as a result of the launch of specific products in the market to maximize debt recovery and ensuring that profitable customers are maintained.

     o Compania de Telecomunicaciones de Chile's operating expenses decreased 15.8% to (euro)541.2 in 2003 (a decrease of 16.4% as measured in Chilean pesos), mainly due to the change in the scope of consolidation following the sale of 25% of Sonda in September 2002. Personnel expenses decreased as the result of reductions in headcount and the reduction of interconnection costs due to the decrease in traffic.

     o Telefonica del Peru's operating expenses decreased 9.4% to (euro)667.5 million in 2003 (an increase of 7% as measured in Peruvian nuevos soles), principally as a result of the expenses related to the new commercial plans and to the expansion of the broadband business.

     Telefonica Empresas. Telefonica Empresas' operating expenses decreased by 8.6% to (euro)1,486.9 million in 2003 from (euro)1,626.4 million in 2002, mainly due to the change to equity method accounting of Atlanet from July 2002 and to the cost control measures.

     Terra Lycos. Terra Lycos' operating expenses decreased 22% to (euro)577.8 million in 2003 from (euro)741.5 million in 2002, principally due to effective management, improvements in efficiency, personnel reduction and less sales and marketing expenses.

     o    Goods purchased decreased 9.5% to (euro)265.8 million in 2003 from
          (euro)293.6 million in 2002, principally due to the reductions observed in practically all items and particularly in communication costs. Personnel expenses decreased 28% to (euro)119.7 million in 2003 from (euro)165.4 million in 2002, principally due to workforce reductions. Personnel expenses from Lycos accounted for 35% of Terra Lycos' total personnel expenses.

     o    External services decreased 33% to (euro)182.4 million in 2003 from
          (euro)273.7 million in 2002 as a result of successful cost control with respect to all expenses, particularly those relating to marketing and professional services.

     Telefonica de Contenidos (formerly Admira). Telefonica de Contenidos' operating expenses increased approximately 22.3% to (euro)1,179.7 million in 2003 from (euro)964.4 million in 2002, due principally to changes in the scope of consolidation as our participation in the Antena 3 Group was not consolidated through the global method in 2002. During the first semester of 2003 Antena 3 was fully consolidated.

     Others. Operating expenses of our other businesses decreased 70.7% to
(euro)1,256.1 million in 2003 from (euro)4,280.3 million in 2002. Atento's operating expenses decreased 16.5% in 2003 due to the negative impact of exchange rate fluctuations of the Latin American currencies, and to the cost control, both operating and structural. Operating expenses for Telefonica Publicidad e Informacion increased by 4.0% due mainly to the increase of external services, including the expenses for telephone platform 11888.

     Operating profit before depreciation and amortization

     Our management believes that operating profit before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our chief operating decision makers. See "Item 5. Operating and Financial Review and Prospects -- Presentation of Financial Information -- Non-GAAP Financial Information". The following table provides a reconciliation of operating profit before depreciation and amortization to operating profit for the Telefonica Group for the periods indicated on a segment basis.


                                                             Year ended December 31, 2003
                   -----------------------------------------------------------------------------------------------------------------
                   Telefonica  Telefonica   Telefonica    Telefonica   Terra   Telefonica Telefonica
                   de  Espana    Moviles   Latinoamerica  Contenidos   Lycos     Empresas   Holding    Other  Elimination    Total
                   -----------------------------------------------------------------------------------------------------------------
                                                                     (in millions of euro)
Operating profit
   before
   depreciation
   and
   amortization
   expenses.......   4,534.16    4,581.90       3,065.28      210.33  (39.49)      304.38    (223.75) 268.01      (98.70)  12,602.12
Depreciation and           8
   amortization
   expenses.......   2,567.98    1,516.04       1,718.79       49.93   78.74       245.65      47.91  108.23      (59.05)  6,274.22
Operating profit..   1,966.18    3,065.87       1,346.48      160.40 (118.23)       58.73    (271.65) 159.79      (39.66)  6,327.90

                                                             Year ended December 31, 2002
                   -----------------------------------------------------------------------------------------------------------------
                   Telefonica  Telefonica   Telefonica    Telefonica   Terra   Telefonica Telefonica
                   de  Espana    Moviles   Latinoamerica  Contenidos   Lycos     Empresas   Holding    Other  Elimination    Total
                   -----------------------------------------------------------------------------------------------------------------
                                                                     (in millions of euro)
Operating profit     4,517.24    3,830.00       3,346.74      114.50 (141.69)      128.58   (231.49)  231.84      (71.53)  11,724.16
   before
   depreciation
   and
   amortization
   expenses.......
Depreciation and     2,701.82   1,391.88        1,999.41       49.58  142.72       292.10     57.09   133.11      (75.29)   6,692.42
   amortization
   expenses.......
Operating Profit..   1,815.42    2,438.12       1,347.34       64.92 (284.41)     (163.52)  (288.58)   98.73         3.76   5,031.75

     Our operating profit before depreciation and amortization increased 7.5% to (euro)12,602.1 million in 2003 from (euro)11,724.2 million in 2002, due to the increases of operating profit before depreciation and amortization at

Telefonica Moviles, Telefonica de Espana, Telefonica de Empresas, Telefonica Publicidad e Informacion, Telefonica de Contenidos and Atento. Operating profit before depreciation and amortization also increased at Terra Lycos, which recorded negative operating profit before depreciation and amortization. This offsets the decrease in Telefonica Latinoamerica due to the exchange rate fluctuations in Latin America. Exchange rate fluctuations had a negative impact of approximately 6%.

     Telefonica de Espana. Telefonica de Espana Group's operating profit before depreciation and amortization increased 0.4% to (euro)4,534.2 million in 2003 from (euro)4,517.2 million in 2002. This increase was mainly due to cost reduction savings principally due to a 42.7% decrease in bad debt provisions.

     Telefonica Latinoamerica. Telefonica Latinoamerica's operating profit before depreciation and amortization decreased 8.4% to (euro)3,065.3 million in 2003 from (euro)3,346.7 million in 2002, as a result of the decrease in euro demonstrated by all companies, except Argentina. Excluding the impact of exchange rate fluctuation, Telefonica Latinoamerica's operating profit before depreciation and amortization increased 8.6% mainly due to increases of operating profit before depreciation and amortization in local currencies of Telesp (10.3%) and, Telefonica de Argentina (39.9%), which offset decreases of operating profit before depreciation and amortization in local currencies of Compania de Telecommunicaciones de Chile (5.8%) and Telefonica del Peru (8.1%).

     o Telesp's operating profit before depreciation and amortization decreased 12.2% (an increase of 10.3% as measured in Brazilian reais) in 2003 to (euro)1,672.1 million from (euro)1,903.7 million in 2002. The increase in local currency was principally due to a 17% average increase in tariffs for local calls (as measured in local currency) effected in July 2003, and the good performance of Telesp's ADSL and long distance business. This increase offset an increase in expenses following the increase in commercial activity and in the provisions for bad debt.

     o Telefonica de Argentina's operating profit before depreciation and amortization increased 25.5% (an increase of 39.9% as measured in Argentine pesos) in 2003 to (euro)453.9 million from (euro)361.7 million in 2002. The increase was principally due to the improvement of the main operational indicators (especially plant and traffic), and to the reduction of bad debt due to the timely customer payment during the year and to the collection of payments provisioned over the last years.

     o Compania de Telecomunicaciones de Chile's operating profit before depreciation and amortization decreased 5.2% (a decrease of 5.8% as measured in Chilean pesos) in 2003 to (euro)448.7 million from
          (euro)473.1 in 2002. This reduction was principally due to the change in the scope of consolidation following the sale of 25% of Sonda in September 2002 and a decrease in revenues, which could not be offset by cost containment measures. Revenues decreased due to the reduction in the long distance market and decreases in network traffic, influenced by customers increasingly substituting fixed line services by mobile telephony services.

     o Telefonica del Peru's operating profit before depreciation and amortization decreased 22.2% (a decrease of 8.1% in Peruvian nuevos soles) in 2003 to (euro)405.3 million from (euro)521.0 million in 2002. The small increase on revenues from operations (due to the launching of new tariff plans and influenced by the decrease revenues from public telephony and the increasing competition in long distance) could not offset the increase in expenses relating to the new commercial plans, the ADSL expansion and the increase in fixed-to-mobile traffic.

     Telefonica Moviles. Telefonica Moviles' operating profit before depreciation and amortization increased 19.6% to (euro)4,581.9 million in 2003 from (euro)3,830.0 million in 2002 due principally to a significant increase in operating profit before depreciation and amortization for Telefonica Moviles' Spanish operations. Exchange rate fluctuations had a negative impact of approximately 3.4%.

     Telefonica Empresas. Telefonica Empresas' operating profit before depreciation and amortization increased 136.7% to (euro)304.4 million in 2003 from (euro)128.6 million in 2002, due principally to significant cost containment efforts in a macroeconomic environment unfavorable to the generation of new revenues.

     Terra Lycos. Terra Lycos had negative operating profit before depreciation and amortization of (euro)39.5 million in 2003 compared to negative operating profit before depreciation and amortization of (euro)141.7 million in 2002 due to successful cost containment measures.

     Telefonica de Contenidos (former Admira). Telefonica de Contenidos' operating profit before depreciation and amortization increased 83.3% to
(euro)210.3 million from (euro)114.5 million in 2002. The principal reasons for this increase was the change in accounting relating to the Antena 3 Group. Also affecting the increase was the increasing margins in Endemol and the effect of the cost cutting measures in the holding Telefonica de Contenidos.

     Others. Operating profit before depreciation and amortization of our other businesses increased 15.6% to (euro)268.0 million in 2003 from (euro)231.8 million in 2002. Atento's operating profit before depreciation and amortization increased 22.4% to (euro)66.5 million in 2003 from (euro)54.3 million in 2002. Exchange rate fluctuations had a negative impact of approximately 23.3%. Growth for Atento was due principally to the increase of the profit margins in Brazil, Venezuela, Colombia, Mexico and Central America, and the control exercised over operating and fixed costs during the year. Telefonica Publicidad e Informacion's operating profit before depreciation and amortization increased 22.0% due mainly to the growth in Spain and to the improvement of the negative operating profit before depreciation and amortization in Brazil due to the operating cost containment measures.

     Depreciation and amortization

     Consolidated depreciation and amortization decreased 6.2% to 6,274.2 million in 2003 from 6,692.4 million in 2002. This increase was due in large part to a controlled and conservative investment policy implemented over the last years. Exchange rate fluctuations had a positive impact of approximately 7.5%.

     Telefonica de Espana. Depreciation and amortization of Telefonica de Espana Group decreased 5.0% to (euro)2,568.0 million in 2003 from (euro)2,701.8 million in 2002, due to a more controlled and conservative investment policy implemented over the last years and the increase of totally amortized elements.

     Telefonica Latinoamerica. Depreciation and amortization of Telefonica Latinoamerica decreased 14.0% to (euro)1,718.8 million in 2003 from
(euro)1,999.4 million in 2002. Excluding the impact of exchange rate fluctuations, depreciation and amortization remained stable when compared with the previous year, due to a more controlled and conservative investment policy implemented in 2003.

     Telefonica Moviles. Depreciation and amortization of Telefonica Moviles increased 8.9% to (euro)1,516.0 million in 2003 from (euro)1,391.9 million in 2002. Excluding the impact of exchange rate fluctuations, depreciation and amortization increase by 21.26%. This increase was principally due to the increase of the amortization expense due to the changes in the scope of consolidation of the Telefonica Moviles' operations in Brazil and Mexico mentioned above.

     Telefonica Empresas. Depreciation and amortization of Telefonica Empresas decreased 15.9% to (euro)245.7 million in 2003 from (euro)292.1 million in 2002.

     Terra Lycos. Depreciation and amortization of Terra Lycos decreased 44.8% to (euro)78.7 million in 2003 from (euro)142.7 million in 2002 due to the write-off of start-up and intangible assets recorded in 2002.

     Telefonica de Contenidos. Depreciation and amortization of Telefonica de Contenidos (formerly Admira) remained stable when compared with the previous year amounting to (euro)49.9 million in 2003.

     Others. Depreciation and amortization of our other businesses decreased to
(euro)108.2 million in 2003 from (euro)133.11 million in 2002. Atento's depreciation and amortization decreased 30.7% to (euro)52.2 million in 2003 from (euro)75.4 million in 2002. Telefonica Publicidad e Informacion's depreciation and amortization in 2003 amounted to (euro)30.8 million, a 1.3% decrease when compared to 2002.

     Operating profit

     Operating profit increased 25.8% to (euro)6,327.9 million in 2003 from
(euro)5,031.7 million in 2002. This increase compared to last year is the result of the increase in operating profit before depreciation and amortization and of the 6.2% decrease in amortization.

     Telefonica de Espana. Operating profit of Telefonica de Espana Group increased 8.3% to (euro)1,966.2 million in 2003 from (euro)1,815.4 million in 2002, mainly due to a 5.0% decrease in the amortization of fixed assets during the period, compared to 2002.

     Telefonica Latinoamerica. Operating profit at Telefonica Latinoamerica decreased by 0.1% to (euro)1,346.5 million in 2003 from (euro)1,347.3 million in 2002, mainly due to a 8.4% decrease in operating profit before depreciation and amortization which was offset in part by a 14% decrease in amortization. Excluding the impact of exchange rate fluctuations, operating profit increased by 21.6%.

     Telefonica Moviles. Operating profit of Telefonica Moviles increased 25.8% to (euro)3,065.9 million in 2003 from (euro)2,438.1 million in 2002, mainly due to a 19.6% increase in operating profit before depreciation and amortization, offset in part by a 8.9% increase in depreciation expense.

     Telefonica Empresas. Operating profit of Telefonica Empresas in 2003 was approximately (euro)58.7 million compared to an operating loss of (euro)163.5 million during 2002, mainly due to the fact that operating profit before depreciation and amortization increased by 136.7% and amortization expense decreased by 15.9%.

     Terra Lycos. Terra Lycos' operating loss in 2003 was (euro)118.2 million compared to an operating loss of (euro)284.4 million during 2002, mainly due to the decrease in negative operating profit before depreciation and to a 44% decrease in the depreciation and amortization expense during 2003.

     Telefonica de Contenidos. Operating profit of Telefonica de Contenidos' (formerly Admira) was (euro)160.4 million in 2003 compared to (euro)64.9 million in 2002.

     Others. Operating profit of our other businesses increased to (euro)159.8 million in 2003 from (euro)98.7 million in 2002 due to a 15.6% increase in operating profit before depreciation and amortization and to a 18.7% decrease in depreciation and amortization. Atento's operating profits were (euro)14.3 million in 2003 compared to an operating loss of (euro)21.1 million in 2002. This improvement is due to the increase in operating profit before depreciation and amortization together with a 30.8% decrease of amortization. Telefonica Publicidad e Informacion's operating profit in 2003 was (euro)153.3 million, a 28.1% increase when compared to 2002 mainly due to a 22.0% increase in operating profit before depreciation and amortization, offset in part by a 1.3% increase in depreciation and amortization.

     Profit from ordinary activities

     Profit from ordinary activities, which consists of operating profit, amortization of goodwill, financial income (expense), exchange gains (losses) and income (loss) from associated companies, increased 185.3%, to (euro)4,612.2 million in 2003 from (euro)1,616.8 million in 2002. In addition to the 25.8% increase in the operating profit, the growth rate is mainly due to:

     o    the negative results for associates were reduced over 2003 by 59.7% to
          (euro)212.6 million from (euro)527.9 million in 2002 as a result of both the sale of certain subsidiaries (ETI Austria, Data Uruguay, Azul TV in 2002, and Antena3 TV and Atlanet in 2003) and the smaller losses related to IPSE-2000, Medi Telecom, Pearson and Via Digital (Sogecable was included in the consolidated accounts in July 2003).

     o the improvement in the goodwill amortization which decreased 33.5% compared to 2002 to (euro)442.5 million, following write-offs at Terra Lycos, Telefonica Deutschland, lobox and Pearson carried out in 2003. Goodwill of our mobile businesses increased by 14.6% as compared to last year, principally due to the acquisitions of Pegaso in September 2002 and TCO in May 2003; and

     o a 52.3% decrease in net financial expense to (euro)1,060.7 million in 2003 from (euro)2,221.6 in 2002, including a positive impact from the appreciation of the Argentinean peso of (euro)134.4 million. Excluding the impact of exchange rate fluctuations, the financial result rose to
          (euro)1,195.1 million, which meant a drop of 29.4% compared to the comparable financial results for 2002 ((euro)1,692.8 million). Out of that percentage, 15.8 percentage points were due to the positive result of (euro)267.5 million coming from the cancellation of US dollars denominated debt. Excluding also this positive result, 2003 financial results would have totaled (euro)1,462.6 million, falling 13.6% versus the above-mentioned comparable figure of 2002. Net financial debt of Telefonica Group reached (euro)19,235.3 million as of December 2003, decreasing (euro)3,297.8 million from 2002.

     Income (loss) before tax and minority interest

     Income (loss) before tax and minority interest consists of profit (loss) from ordinary activities, extraordinary income, losses on sales of fixed assets and extraordinary expenses. Income before tax and minority interest was
(euro)3,362.5 million in 2003 compared to a loss of (euro)14,601.1 million in 2002.

     This principal cause for the increase was due to extraordinary losses in 2002 ((euro)16,217.9 million) related to the assets and restructuring costs of UMTS and those of Terra Lycos, Telefonica Deutschland and Pearson that were accounted for last year.

     Extraordinary revenues increased to (euro)1,167.2 million in 2003 from
(euro)474.6 million in the previous year, due principally to the capital gain for the sale of Antena3 TV for (euro)392.3 million and the net capital gain related to real estate disposals amounting to (euro)180.9 million.

     Extraordinary expenses decreased to (euro)2,416.8 million in 2003 from
(euro)16,692.5 in 2002. Extraordinary expenses for 2003 primarily related to the provision relating to the 5,489 employees that participated in the "Streamlining Social Plan" 2003-2007 ((euro)1,372.3 million) and the costs associated to the different contingencies and compensation for workforce reduction at Telesp and Telefonica del Peru.

     Corporate income tax

     The provision for corporate income tax expense at the consolidated level was (euro)913.4 million compared to the fiscal credit that arose in 2002 due to the depreciation in value (provision for investment valuation allowances, deductible) of European subsidiaries that were awarded UMTS licenses.

     Minority interests

     Profit attributable to minority interests was (euro)245.5 million in 2003 compared to a loss attributable of (euro)5,795.6 million in 2002, primarily due to (euro)4,600 million losses by the Telefonica Moviles group relating to the write-off of UMTS assets in Europe and (euro)900 million of extraordinary expenses incurred by Terra Lycos in 2002. The improved performance in 2003 was mainly due to the smaller losses in Terra Lycos and higher net income in the companies operated by Telefonica Latinoamerica.

     Net income

     Consolidated net income amounted to (euro)2,203.6 million in 2003 compared to a loss of (euro)5,576.8 million in 2002.

   Material Differences Between U.S. GAAP and Spanish GAAP

     The principal differences between U.S. GAAP and Spanish GAAP relevant to us are discussed below. See also note 25 to the Consolidated Financial Statements included elsewhere herein.

     o We have performed in 2003 and prior years some business combinations accounted for under Spanish GAAP using the pooling of interest method. Under U.S. GAAP, these acquisitions were recorded using the purchase accounting method. In the case where a capital increase in a subsidiary is carried out to effect a business combination that is part of a broader corporate reorganization and which is accounted for using the purchase accounting method, under U.S. GAAP Telefonica recognizes the increase in its investment as a result of the capital increase by crediting shareholders' equity.

     o Prior to 1988, Spanish GAAP permitted the revaluation of fixed assets. As a result of such revaluation, in years prior to 1988, we stated our property, plant and equipment at the then current replacement cost less accumulated depreciation, and credited the revaluations to the surplus account shown on the balance sheet under "other reserves". Depreciation was calculated each year based on the then current gross replacement cost using estimated remaining useful lives. Between 1988 and 1995, Spanish GAAP did not permit such revaluations, and we used historical cost basis accounting. In 1996, new legislation permitted us to write up the value of certain of our assets. This write-up was reversed in the reconciliation to U.S. GAAP of shareholders' equity.

     o In accordance with Spanish GAAP, interest incurred during periods exceeding 12 months in which assets are under construction may be capitalized. However, interest incurred during periods in which qualifying assets are under construction are capitalized and amortized over such qualifying asset's expected life under U.S. GAAP.

     o Start-up costs are capitalized under Spanish GAAP, but expensed under U.S. GAAP.

     o Spanish GAAP requires that research and development expenses and capital increase expenses be capitalized and amortized over a period not exceeding five years. Such expenses are expensed in current periods and reduced from capital proceeds, respectively, under U.S. GAAP.

     o Under Spanish GAAP, provisions are recorded for early retirement expenses in the period during which management announces the early retirement programs. Under U.S. GAAP, early retirement provisions are recorded in the period during which an agreement is reached with the employee.

     o Under Spanish GAAP exchange gains may be deferred. Under U.S. GAAP, exchange gains are included in income on a current basis.

     o Under Spanish GAAP, revenues and expenses are recognized on accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Under U.S. GAAP, according to SAB 104, some revenues must be deferred.

     o SFAS No. 115 requires certain investments in financial assets to be classified on the basis of the purpose for which they were acquired (held-to-maturity securities, trading securities or available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification:

     o unrealized gains and losses (other than permanent diminutions in value) on securities that we consider held-to-maturity are not recorded.

     o unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but included as a separate equity caption.

     o unrealized gains or losses on trading securities are recorded in the income statement.

     These criteria differ from Spanish GAAP.

     o Under Spanish GAAP, derivatives not assigned as hedge are accounted for at the lower of their cost or market value and those assigned as hedge generally are considered a change in hedge item characteristics. Under U.S. GAAP all derivatives are accounted at fair value through earnings and all derivatives assigned as hedge instruments may have a different accounting or require its hedge item also to be accounted at fair value. Additionally, measuring hedge ineffectiveness differs between Spanish and U.S. GAAP.

     o Under Spanish GAAP, goodwill is amortized on a straight-line basis over the expected life of asset. Under U.S. GAAP, in accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives should no longer be amortized but instead are subject to periodic impairment testing under a fair value approach. SFAS No. 142 requires the testing of all goodwill and intangibles deemed to have indefinite lives for impairment as of January 1, 2002.

     o Under Spanish GAAP, companies in which significant influence is maintained over the management are carried by the equity method and investments in companies in which a company owns less than 50% but has the majority of the common voting stock or are controlled by a company must be consolidated. In addition, a holder of at least 20% or 3%, for listed investments, presumes a significant influence. In general, under U.S. GAAP, only companies in which a holding of between 20% and 50% is owned are carried by the equity method, unless there is evidence that significant influence is exercised over their management. Investee companies in which a participation above 50% and control rights exist are consolidated.

     Under U.S. GAAP, shareholders' equity was (euro)16,314.6 million at December 31, 2004, compared with (euro)16,225.1 million under Spanish GAAP. Under U.S. GAAP, shareholders' equity was (euro)17,291.4 million at December 31, 2003, compared with (euro)16,756.6 million under Spanish GAAP. Under U.S. GAAP, shareholders' equity was (euro)16,989.3 million at December 31, 2002, compared with (euro)16,996.0 million under Spanish GAAP.

     Under U.S. GAAP, net income was (euro)2,578.0 million for the year ended December 31, 2004 compared to (euro)2,877.3 million under Spanish GAAP. Under U.S. GAAP, net income was (euro)2,686.1 million for the year ended December 31, 2003 compared with (euro)2,203.6 million under Spanish GAAP. Under U.S. GAAP, net income was negative (euro)5,214.5 million for the year ended December 31, 2002 compared with negative (euro)5,576.8 million under Spanish GAAP.

     For additional information concerning significant differences between U.S. GAAP and Spanish GAAP, as well as a reconciliation of net income and shareholders' equity to U.S. GAAP, please see note 25 to the Consolidated Financial Statements included elsewhere herein.

   New U.S. Accounting Pronouncements

     Statements of Financial Accounting Standards No. 123 (Revised 2004):
Share-Based Payment

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

     Statements of Financial Accounting Standards No. 151: Inventory Costs - An Amendment of ARB No. 43, Chapter 4

     On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

     SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

     Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

     On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

     SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

     SAB No. 107: Shared Based Payment

     On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

     FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

     In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. As indicated in note 25.20.4 the only impact on the application of FIN 46 R was the desconsolidation of Telefonica Finance our trust preferred shares vehicle.

     SAB No. 104 - Revenue Recognition and EITF 00-21

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104. SAB 104 also revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21.

     In 2004, The Company adopted EITF 00-21, 'Revenue Recognition' (SAB 104), which revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21. The effects of this implementation are explained in Note 25.4.

     EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination

     This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by Telefonica had no impact on its financial position, cash flows or results of operations.

     EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." The application of this EITF has not had any effect on The Company's financial position, cash flows or results of operations.

     EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determined whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The application of this EITF has not had any effect on The Company's financial position, cash flows or results of operations.

B.   LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

     The table below sets forth our consolidated cash flows for the periods indicated. Positive figures refer to cash inflows and negative figures or those in brackets refer to cash outflows.

                                                             Year ended December 31,
                                                     ---------------------------------------
                                                       2002           2003            2004
                                                     ---------------------------------------
                                                              (in millions of euro)
Net cash provided by operating activities........     8,814.6         9,191.1       10,186.8
Net cash used in investing activities............    (5,780.2)       (5,171.7)      (8,978.7)
Net cash used in financing activities............    (2,101.1)       (4,178.9)      (1,961.2)

     A more detailed consolidated cash flow table is included in note 25 to the Consolidated Financial Statements for the year ended December 31, 2004.

   Net Cash Provided by Operating Activities

     Net cash provided by operating activities amounted to (euro)10,186.8 million in 2004, (euro)9,191.1 million in 2003 and (euro)8,814.6 million in 2002. Net cash provided by operating activities increased 10.8% in 2004 compared to 2003. This growth in 2004 was mainly due to the strong performance of cash received from customers. Net cash inflow from operating activities (which is a subtotal of cash received from customers minus cash paid to suppliers and employees and minus income taxes paid) increased 6.1% in 2004 to
(euro)11,338.98 million from (euro)10,687.91 million in 2003. This variation was primarily due to cash received from customers, which totaled
(euro)36,339.08 million at the end of 2004, an increase of 8.8% compared to 2003. This significant growth was provided by almost all business lines through commercial efforts and the increase in our client base and, in case of Telefonica Moviles, the integration of the new operators acquired from Bellsouth in Latin America in 2004. Net cash inflow from operating activities increased 2.9% in 2003 to (euro)10,687.91 million from (euro)10,384.3 million in 2002, due principally to to increases in cash provided by Telefonica Moviles.

     In 2004, cash paid to suppliers and employees totaled (euro)24,674.10 million, 10.0% more than in 2003. These higher outflows were also mainly explained by larger payments of commercial and advertising expenses and handset purchases from the commercial efforts made by the Telefonica group during 2004 and, in the case of Telefonica Moviles Group, the incorporation of Bellsouth's Latin American operations in 2004. Payments to employees, however, decreased compared to 2003, mainly supported by the savings obtained through the 2003-2007 headcount reduction program at Telefonica de Espana.

     Net cash outflow for interest paid less dividends and interest charged (which is a subtotal of dividends from associated companies plus net interest paid) decreased 23.0% to (euro)1,152.2 million in 2004 from (euro)1,496.9 million in

2003. This decrease was principally due to a decrease in net interest paid, which is the principal compenent of net cash outflow to (euro)1,223.4 million in 2004 from (euro)1,559.5 million in 2003. The principal reasons for the decrease in net interest paid were continued low interest rates combined with a average net financial debt reduction of approximately 7.1% at a consolidated level in 2004. Net cash outflow for interest paid less dividends and interest charged decreased 4.6% in 2003 to (euro)1,496.85 million from (euro)1,569.7 million in 2002, principally due to the decrease in net interest paid to (euro)1,559.5 million in 2003 from (euro)1,610.9 million in 2002.

   Net Cash Used in Investing Activities

     Net cash used in investing activities increased to (euro)8,978.7 million in 2004 from (euro)5,171.7 million in 2003, which was a decline from
(euro)5,780.2 million in 2002. The principal components of net cash used in investing activities are:

     o net cash outflow for capital expenditures (which is a subtotal of net payments for tangible and intangible assets and deferred charges and proceeds from sale of property, plant and equipment);

     o and net cash outflow for investments in affiliates (which is a subtotal of proceeds from investments in affiliates, proceeds from capital grants, and purchase of new investments, net of cash acquired).

     Net cash outflow for capital expenditures increased slightly to
(euro)3,488.2 million in 2004 from (euro)3,483.8 million in 2003 compared to
(euro)4,311.8 million in 2002. Our principal capital expenditures in 2004 amounted to (euro)1,305.8 million from Telefonica de Espana, (euro)1,385.7 million from our Telefonica Moviles and (euro)771.9 million from our Telefonica Latinoamerica. Other payments amounted to (euro)24.7 million, which relates to payments from our other business lines. The stability of net cash outflow for capital expenditures was due principally to a more controlled and conservative investment policy implemented in 2002 and 2003. During 2004 Telefonica de Espana continued to implement a policy of shifting its focus toward broadband by stepping up the deployment of ADSL technology and devoting greater resources to the growing Internet and multimedia businesses without neglecting the needs of its traditional business. Despite increasing its investment in broadband, the reduction of unit costs and the rationalization of investments (re-use of vacant infrastructure, process redesign, etc.) enabled Telefonica de Espana to significantly reduce its capital expenditures compared to 2003. The principal capital expenditures made by our mobile business in 2004 were investments in wireless telephony networks and technology. For example, our mobile business in Brazil invested to develop an enhanced version of its CDMA network and to increase its capacity and coverage. Our mobile business in Spain invested in its UMTS network and our mobile businesses in Argentina and Mexico invested to deploy the GSM network. Capital expenditures by our Latin American fixed line business rose in 2004, principally from increased investments in broadband technology made by our fixed line businesses in Argentina and Peru.

     Net cash outflow for investments in affiliates increased 120.0% to
(euro)6,380.9 million in 2004 from (euro)2,112.2 million in 2003. Our main investments in affiliates in 2004 were (euro)208.7 million related to tender offers to increase our interests in the Brasilcel subsidiaries, (euro)3,179.4 million for the acquisition of the Bellsouth's operators in Latin America and
(euro)483.7 million for the acquisition of additional Portugal Telecom shares. Our main investments in affiliates in 2003 were (euro)1,030 million for the take-over bid of Terra Networks and (euro)461 million for the acquisition of Via Digital shares and its subsequent integration with Sogecable. Net cash outflow for investments in affiliates increased 35.7% to (euro)2,112.2 million in 2003 from (euro)1,556.5 million in 2002.

   Net Cash Used by Financing Activities

     Net cash used by financing activities decreased to (euro)1,961.2 million in 2004 from (euro)4,178.9 million in 2003. This was due principally to the proceeds, net of repayments, from other loans, credit facilities and notes payable, which amounted to (euro)2,113.4 million in 2004 compared to a negative figure of (euro)3,927.5 in 2003. Debentures and bonds redeemed, net of proceeds, amounted to (euro)1,217.6 million in 2004 compared to a negative figure of (euro)1,223.1 in 2003). Finally, dividends paid, net of proceeds from the issuance of stock, amounted to (euro)2,857.0 million in 2004 compared to
(euro)1,474.5 million in 2003. In 2003, the principal component of net cash used by financing activities was the repayments of other loans, credit facilities, notes payable and short term loans, net of proceeds, which amounted to (euro)3,927.5 million. Net cash used by financing activities doubled approximately in 2003 to (euro)4,178.9 million from (euro)2,101.1 million in 2002.

Anticipated Uses of Funds

     Our principal liquidity and capital resource requirements consist of the following:

     o    capital expenditures for existing and new operations;

     o acquisitions of new licenses, or other operators or companies engaged in complementary or related businesses such as Telefonica Moviles'acquisition of BellSouth's wireless operations in Latin America and Telefonica Movil Chile, the acquisition of Cesky Telecom and other potential acquisitions;

     o    debt service requirements relating to our existing and future debt;

     o    costs and expenses relating to the operation of our business; and

     o    dividend and early retirement payments.

     We expect to spend approximately 48% of our capital expenditures budget for 2005 on our fixed line telephony and Telefonica Empresas' businesses (including broadband services, which are expected to account for approximately 50% of our fixed line telephony and Telefonica Empresas business expenditures in 2005 compared to approximately 39% in 2004), approximately 40% on our wireless services business and approximately 12% on our other lines of business. Our principal capital expenditures are described in "Item 4--Information on the Company". Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts. See "Cautionary Statement Regarding Forward-Looking Statements".

Anticipated Sources of Liquidity

     Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, debt interest and principal payments. We also rely on external borrowings, including a variety of short- and medium-term financial instruments, principally bonds and debentures, and borrowings from financial institutions. Cash and equivalents are mainly held in euro and euro-denominated instruments. Our gross financial debt was
(euro)24,183.2 at December 31, 2004, which includes cash ((euro)855 million) and short and long-term financial investments ((euro)2,724.1), but excludes other payables ((euro)373.55 million) and uncalled capital payments payable ((euro)4.50 million). These items are taken into consideration to calculate our net financial debt, which was (euro)20,982.2 million at December 31, 2004. As described below, approximately 3.5% of our consolidated gross financial debt at December 31, 2004 represented zero-coupon obligations.We believe that, in addition to internal generation of funds, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will provide us with substantial flexibility for our future capital requirements as existing debt is retired. As of the date of this Annual Report, our management believes that our working capital is sufficient to meet our present requirements.

     The following table describes our consolidated gross financial debt, as stated in euro using the December 31, 2004 exchange rate. We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments. In 2004, the average interest rate on our consolidated gross financial debt was 6.7%. The debt profile below shows the notional amount at the date at which we entered into the related derivatives.

                                                                            Amortization schedule
             audited amounts
         (in millions of euros)              2005         2006         2007         2008          2009     Subsequent      Total
------------------------------------------------------------------------------------------------------------------------------------
Non convertible euro and foreign
   currency debentures, bonds and
   other marketable debt securities...     3,350.95     1,570.63       675.99     1,015.05       825.00     5,134.53     12,572.15
Promissory notes and commercial paper.     1,892.65         6.56         6.37        11.51         5.91        67.92      1,990.92
Corporate promissory notes............         4.70           --           --           --           --           --          4.70
Loans and credits.....................     2,629.13       756.49       245.51       134.90       528.35     1,091.11      5,385.49
Foreign currency loans................     1,535.97       474.30       315.13       749.42       811.04       344.12      4,229.98

             audited amounts
         (in millions of euros)              2005         2006         2007         2008          2009     Subsequent      Total
------------------------------------------------------------------------------------------------------------------------------------
TOTAL.................................     9,413.40     2,807.98     1,243.00     1,910.88     2,170.30     6,637.68     24,183.24

     At December 31, 2004, we had unused committed credit lines in an amount of
(euro) 5,271 million, and all of them bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate (EURIBOR) and the London Interbank Offered Rate (LIBOR). At the same date, additionally we had
(euro)1,942 million available of the (euro)3 billion syndicated revolving credit facility we entered into on July 6, 2004. See "Item 7 - Major Shareholders and Related Party Transactions--Related Party Transactions".

     Our borrowing requirements are not significantly affected by seasonal trends.

     The table below sets forth the ratings of our short and long term debt as of the date of this Annual Report. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

                                          Long-Term   Short-Term
    Rating Agency       Issuer (1)          Debt        Debt              Outlook              Last Update
---------------------------------------------------------------------------------------------------------------
Standard & Poor's     Telefonica, S.A.        A         A-1         CreditWatch-Negative      March 31, 2005
Moody's               Telefonica, S.A.        A3        P-2                Stable            December 2, 2002
Fitch                 Telefonica, S.A.        A         F-1         Rating Watch-Negative     April 1, 2005

     On March 31 and April, 2005, Standard and Poor's and Fitch placed our corporate credit ratings on "CreditWatch" and "Rating Watch", respectively, with negative implications. These placements followed the announcement by the Czech Republic's privatization commission that our (euro)2.7 billion bid to acquire a 51.1% state in Cesky Telecom a.s. is the preferred bid in the auction process.

     Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in the public debt markets. However, a downgrade of any of the ratings of our debt by any of Moody's, Standard & Poor's and/or Fitch may increase the cost of our future borrowing or may make it more difficult to access the public debt markets. In connection with the credit rating agencies' review of our debt ratings, the rating agencies may give considerable weight to the general macroeconomic and political conditions in Latin America given our high degree of exposure in such region, the performance of our businesses in the Spanish market, our ability to turn around our non-profitable businesses, our financial and dividend policy and our acquisition policy.

Intragroup Loans

     We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals). Some of the subsidiaries receiving funds are located in Latin American countries.

C.   RESEARCH AND DEVELOPMENT

     We continue to be firmly committed to technological innovation as a key tool to achieve a sustainable competitive edge, such as preempting market trends and differentiating our products, through the introduction of new technologies, with the development of both new products and business processes with a view to becoming a more effective, efficient and customer oriented Group.

     In 2004, Telefonica has established a new model in technological innovation management to align, even more, our technological innovation with the strategy of the Telefonica Group. Also it promotes the collaboration with other agents, who will become "technological partners" (clients, Public Administrations, suppliers, content providers, other enterprises, etc.).

     As regards the means of obtaining innovative solutions, Telefonica also considers that achieving the differentiation of its products with respect to its competitors and a better market positioning cannot be based solely on acquired technology. It is necessary to foster research and development activities to guarantee this differentiation and to drive forward other innovation activities. Our research and development (R&D) policy is aimed at:

     o    developing new products and services in order to gain market share;

     o    fostering customer loyalty;

     o    increasing revenues;

     o    improving management;

     o    improving business practices;

     o increasing the quality of our infrastructure and services to improve customer service and reducing costs.

     In 2004 the Telefonica Group undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of the new markets and technological leadership. The technological innovation activities have been especially integrated in Telefonica's strategy to create value through broadband and IP network communications and services.

     Also, projects to promote the Information Society were performed, new services that will use o3G mobile technologies capacities and new wireless handsets were prepared, and work was performed with a view to identifying as soon as possible the emerging technologies that might have a relevant impact on the businesses, testing them with trials relating to new services, applications and platform prototypes.

     In 2004 new systems were developed and the existing systems were substantially improved, the detail being as follows:

     o Commercial and operating management systems, aimed at providing innovative solutions for business processes, in order to provide intelligence thereto and to increase the profitability and effectiveness of the procurement, customer service, billings and infrastructure management processes.

     o Network and service management systems, aimed at strengthening infrastructures and their quality, using innovative solutions.

     Most of the R&D activities are undertaken by Telefonica Investigacion y Desarrollo S.A.U. (Telefonica I&D). a wholly-owned investee of Telefonica, which works principally for the Group's lines of business. In performing its functions, it receives the assistance of other companies and universities, Telefonica I&D's mission focuses on improving the Telefonica Group's competitiveness through technological innovation and product development. Telefonica I&D conducts experimental and applied research and product development to increase the range of our services and reduce operating costs. It also provides technical assistance to our Latin American operations. Telefonica I&D's activities include the following:

     o the development of new products and fixed telephone services, particularly the development of such value added services as broadband, wireless communications and Internet services for the public, corporate, wireless and multimedia sectors, and the automation of customer services while integrating new opportunities of the GPRS and UMTS systems;

     o the development of interactive services, focusing on the development of information services and new infrastructure to provide such services, primarily in the Internet Protocol environment;

     o the development of management systems designed to strengthen infrastructure and its quality and to develop innovative solutions for the management of our networks and services;

     o the development of business support systems intended to provide innovative solutions for business processes; and

     o innovation in business services intended to reinforce technological skills in the areas of networks, software and information technologies.

     In 2004 Telefonica I&D opened a new R&D center in Mexico DF (Telefonica I&D Mexico). This subsidiary was created, as Telefonica Pesquisa e Desenvolvimento, located in Sao Paulo, to address the Latin American market.

     In 2004, approximately 55% of Telefonica I&D's research and development was for the benefit of Telefonica de Espana, 24% for the benefit of Telefonica Moviles, 11% for Telefonica Latinoamerica, 4% for Telefonica Empresas and 6% for our other subsidiaries, such as Atento, Terra and Telefonica Contenidos.

     At December 31, 2004, Telefonica I&D had 1271 employees, who also collaborate with Telefonica R&D qualified professionals from more than 32 companies and 14 universities. In 2004, 1660 projects were undertaken and incorporated into our strategy for value creation via broadband communications and services, and IP networks. New projects were started to develop profitable innovations providing an increase in efficiency to the different telecommunications processes, while maintaining our technological leadership.

     Our total research and development expenses were (euro)513 million,
(euro)444 million and (euro)461 million in 2002, 2003 and 2004.. These expenses represented 1.8%, 1.6% and 1.5% of our consolidated revenues in each of those years, respectively. These figures have been calculated using the guidelines set out in the OECD Manual. These guidelines include expenses for research and development that, because of timing of projects or accounting classifications, we do not include in their entirety in our consolidated balance sheet.

     As a result, the methodology used in calculating our total research expenses for 2004 is not the same as the methodology used for the research and development expenses reported in 2002 and 2003 ((euro)94.4 million and (euro) 73,3 million, respectively) in our Annual Report on Form 20-F for those years.

     Lastly, it should be noted in connection with technological innovation, and in particular with R&D, that in 2003 the Telefonica Group, through Telefonica I+D, implemented measures aimed more at the medium and long term in order to detect, understand, develop and apply, using strategic studies, technological monitoring and experimental development methods, issues, singular matters, opportunities and particularly technologies that will have an effect on the performance of the Group's various lines of business. This includes participation in projects financed mainly by Spanish Administration or Regional Administrations where Telefonica I&D centers are located (Aragon, Castilla y Leon, Cataluna y Madrid). Also this includes extensive participation in European projects promoted and financed mainly by the EU.

D.   TRENDS AND OUTLOOK

     Our strategy going forward will enable us to continue enhancing cash returns through growth and transformation. We have a clear strategy to grow cash flows and improve our return on capital. The customer is our strategy's starting point, and the focus of our future development.

     Management for revenue growth will focus on managing and developing the broadband market opportunities, while maximizing growth in the wireless sector and accomplishing continuous growth in the Latin American fixed-line market.

     o In broadband we will continue to develop the opportunities offered by the market, innovating to make broadband truly "mass-market".

     o In the wireless sector, we stand to capture further growth, both in Spain and in Latin America, given the important potential for market growth.

     In Spain:

     o In the short-term, our aim will be to further grow our voice business (increased penetration, tariff and service innovation, prepaid-to-contract migrations and loyalty schemes)

     o In the medium term, the aim will be to further grow data services (offer customized data services oriented to all customers by segment, enhance customer experience with new content and applications, and guarantee access to affordable and enhanced handsets)

     o UMTS deployment will simultaneously support voice growth and guarantee the future contribution of data services.

     In Latin America:

     o Our main goal is to keep growing our costumer base in Telefonica Moviles' current Latin American markets. Our growth strategy is based on strengthened local branding, leveraged scale in handset policies, improved channel reach and productivity and transferred best practices from Telefonica Moviles Espana across our Latin American operations (channels, branding, loyalty programs).

     o Latin American fixed-line business will keep growing organically. The aim will be to retain and grow our customer base while stimulating usage and annual revenue per user while achieving continuous organic revenue growth.

     o Retain and grow customer base maximizing penetration by income level, accelerating internet mass penetration, retaining customers through bundling and further segmentation and anticipating and minimizing churn from high-value, high risk customers.

     o Stimulating usage and annual revenue per user, with traffic bundling and flat rates, increasing weight of fixed fees, introducing new value added services and developing new businesses (telemergency, handsets, etc.) leveraging customer base.

     At the same time, the Telefonica Group is transforming itself in order to grow its cash flow and improve return on capital. This transformation is centered around its customers and focused on two key aspects aiming to reach an integrated telecom group serving all customers' needs in each segment:

     o Becoming a commercially oriented company, developing commercial excellence across our business lines in order to stimulate growth. To do this, the aim is to shift the Telefonica Group's operations towards commercial activities.

     More efficient business model: We are quickly evolving the Telefonica Group's economic model towards a more agile model. We are optimizing capital expenditures while redirecting our capital expenditures towards broadband and new services and becoming a much less capital intensive business.

     This section contains forward-looking statements that are based upon certain assumptions. Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated. For a discussion of the important factors that could cause such differences please see "Item 3--Key risk factors", "Item 4--Information on the Company", "Item 5--Operating and Financial Review and prospects" and "Item 11--Quantitative and Qualitative Disclosures about Market Risk".

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2004. Our principal commitments as of the date of this Annual Report are detailed in the Consolidated Financial Statements as is described below. These commitments are primarily contingent obligations in the form of guarantees for our subsidiaries and put and call rights with respect to some of our joint ventures. These arrangements allow us to provide the necessary credit support for some our subsidiaries to develop their operations and allow us to enter into joint ventures on market terms. As of the date of this Annual Report, we are not aware of any events that would result in the material reduction to us of any of these off-balance sheet arrangements. For a discussion of our off-balance sheet commitments please refer to note 22(b) of our Consolidated Financial Statements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable are as of December 31, 2004.

                                                                   Payments Due by Period
                                             ---------------------------------------------------------------------
                                                           Less than                                 More than
                                               Total         1 year      1-3 years     4-5 years      5 years
                                             ---------------------------------------------------------------------
                                                                     (millions of euro)
Contractual Obligations .....................
Long-Term Debt Obligations(1)................  24,183.24      9,413.40      4,050.98      4,081.18      6,637.68
Operating Lease Obligations(2)...............   1,524.28        279.18        542.71        265.84        436.55
Purchase Obligations(3)......................   1,201.50        804.85        273.78        108.02         14.85
Other long term obligations(4)...............   6,019.64        864.57      2,242.31      1,095.31      1,817.45
                                             ---------------------------------------------------------------------
Total........................................  32,928.66     11,362.00      7,109.78      5,550.35      8,906.53
                                             ---------------------------------------------------------------------

---------------------
(1) Pursuant to Spanish GAAP, Capital (Finance) Lease Obligations are not calculated separately and are instead included as part of our Debt Obligations.

(2) Our operating lease obligations have in most cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.

(3) Material Purchase Obligations include network equipment and audiovisual content obligations, and payment obligations under existing licenses.

(4) Other Long Term Obligations include long term debt obligations that require us to make cash payments, excluding financial debt obligations included in the table above.

     For details of the composition of, and changes in, our debt, see notes 14, 15 and 16 to our Consolidated Financial Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     We are managed by our Board of Directors, which consists of a minimum of five and a maximum of 20 members. All members of the Board of Directors are elected to five-year terms by our shareholders during a general meeting of shareholders. The Board of Directors, which meets monthly, elects from among its own members the chairman and the vice chairmen. Our Board of Directors is the supervisory and controlling body and determines our strategy and coordination with the other members of the Telefonica Group. Our Board of Directors has expressly delegated all of its authority and power to the Standing Committee except as prohibited by Spanish corporate law or under our Articles of Association. Our Board of Directors is informed at each of its meetings of all resolutions adopted by our Standing Committee and a summary of the minutes of the sessions of our Standing Committee is distributed to all members of our Board of Directors, who then vote whether or not to ratify the aforementioned resolutions. The Standing Committee meets bi weekly and is composed of seven members and the secretary of the Standing Committee. Our Board of Directors has also instituted an audit and control committee, a nominating, compensation and corporate governance committee, a human resources and corporate reputation committee, a regulation committee, a service quality and customer service committee, and an international affairs committee, each of which is composed of between a minimum of three directors and a maximum of five directors, most of whom are directors who do not hold executive functions.

Board of Directors

     During 2004, the Board of Directors met 11 times. At April 15, 2005, the Board of Directors had met four times during 2005. At April 15, 2005, the directors of Telefonica, S.A., their respective positions on the Board of Directors and the year they were appointed to such positions were as follows:

                                                                    First     Current Term
               Name                                      Age      Appointed      Ends
-------------------------------------------------------------------------------------------
Cesar Alierta Izuel(1)                                    60        1997         2007
Isidro Faine Casas(1)(2)                                  62        1994         2006
Jose Antonio Fernandez Rivero(3)(4)(8)                    54        2002         2007
Jesus Maria Cadenato Matia(1)(3)                          49        2003         2008
Maximino Carpio Garcia(1)(4)(5)                           59        1997         2007
Carlos Colomer Casellas(1)(7)                             61        2001         2006
Alfonso Ferrari Herrero(6)(5)(9)                          63        2001         2006
Jose Fernando de Almansa Moreno-Barreda(6)                55        2003         2008
Gonzalo Hinojosa Fernandez de Angulo(4)(7)                59        2002         2007
Miguel Horta e Costa                                      56        1998         2008
Pablo Isla Alvarez de Tejera(5)(9)                        41        2002         2007
Luis Lada Diaz(6)(7)                                      55        2000         2006
Jose Fonollosa Garcia(3)                                  55        2003         2008
Antonio Massanell Lavilla(2)(4)(7)(9)                     50        1995         2006
Enrique Used Aznar(6)(8)(9)                               63        2002         2007
Mario Eduardo Vazquez                                     69        2000         2006
Antonio Viana-Baptista(1)                                 47        2000         2005
Gregorio Villalabeitia Galarraga(1)(3)(5)(6)(8)           54        2002         2007
Antonio Jesus Alonso Ureba(1)(8)                          47        2001         2006
Ramiro Sanchez de Lerin Garcia-Ovies(10)                  50        2003           --

---------------------

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

(6)  Member of the International Affairs Committee.

(7)  Member of the Service Quality and Customer Service Committee.

(8)  Member of the Regulation Committee.

(9)  Member of the Human Resources and Corporate Reputation Committee.

(10) Mr. Sanchez de Lerin was appointed vice-secretary of the Board of Directors on October 29, 2003 and is not a director.

     A significant majority (14) of our current directors are non-executive directors. In accordance with the regulations of our Board of Directors, minorities of these directors (6) are appointed by our significant shareholders.

     Our Board of Directors has expressly delegated all of its authority and power to the Standing Committee except as prohibited by Spanish corporate law or under our Articles of Association. This committee is made up of fewer Directors and meets more frequently than our Board. The members of the Standing Committee are Mr. Cesar Alierta Izuel, Mr. Isidro Faine Casas, Mr. Maximino Carpio Garcia, Mr. Carlos Colomer Casellas, Mr. Jesus Maria Cadenato Matia, Mr. Antonio Viana-Baptista, Gregorio Villalabeitia Galarraga and Mr. Alonso Ureba, who is the secretary of the standing committee.

     The Audit and Control Committee functions are regulated by our bylaws and the Board of Directors regulations. The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory oversight functions, specifically having the following responsibilities:

     o To report, through its Chairman, to our General Meeting of Shareholders on matters raised at the General Meeting by the shareholders relating to the functions and matters of competence of the Committee;

     o To propose to our Board of Directors, to submit to our General Meeting of Shareholders, the appointment of our Auditors referred to in
          Article 204 of the Stock Company Act, as well as, when appropriate, the terms of their engagement, scope of professional assignment and revocation or renewal of their appointment;

     o    To supervise the internal audit services;

     o To examine the financial information process and the internal control systems; and

     o To maintain the necessary relations with the Auditors to receive information on all matters that may put its independence at risk, and any others related to the process of auditing our accounts, as well as to receive information and maintain the communication with the Auditor as required by law relating to the audit process and with respect to the technical regulations on auditing.

     The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2004 the Audit and Control Committee met 11 times and, as of the date of this Annual Report, had met five times in 2005. The members of the Audit and Control Committee are Mr. Antonio Massanell Lavilla (chairman), Mr. Maximino Carpio Garcia, Mr. Jose Antonio Fernandez Rivero and Mr. Gonzalo Hinojosa Fernandez de Angulo.

     The Nominating, Compensation and Corporate Governance Committee is responsible for reporting to the Board of Directors of the proposals for the appointment of directors, members of the Standing Committee, and the other committees of our Board of Directors, and top members of our management and our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for the compensation packages for our Chairman and our Chief Executive Officer, determining Directors' compensation and reviewing the adequacy of the compensation packages and informing the Board of Directors and top members of management's compensation. The Nominating, Compensation and Corporate Governance Committee is responsible for preparing our Corporate Governance Annual Report. The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Maximino Carpio Garcia, Mr. Pablo Isla Alvarez de Tejera and Mr. Gregorio Villalabeitia Galarraga. During 2004 the Nominating, Compensation and Corporate Governance Committee met ten times, and as of the date of this Annual Report, had met three times.

     The Human Resources and Corporate Reputation Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, and corporate reputation and promoting our values within the Group. The Human Resources and Corporate Regulation Committee met six times during 2004 and as of the date of this Annual Report had met two times. The members of the Human Resources and Corporate Reputation Committee are Mr. Pablo Isla Alvarez de Tejera (chairman), Mr. Alfonso Ferrari Herrero, Mr. Antonio Massanell Lavilla and Mr. Enrique Used Aznar.

     The Regulation Committee's main objective is to monitor the main regulatory matters which affect the Telefonica Group. Another responsibility of the Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Mr. Enrique Used Aznar (chairman), Mr. Gregorio Villalabeitia Galarraga, Mr. Antonio Jesus Alonso Ureba and Mr. Jose Antonio Fernandez Rivero. During 2004, the Regulation Committee met ten times, and as of the date of this Annual Report, had met six times.

     The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services provided by the Telefonica Group. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors. The members of the Service Quality and Customer Service Committee are Mr. Gonzalo Hinojosa Fernandez de Angulo (president), Mr. Carlos Colomer Casellas and Mr. Antonio Massanell Lavilla and Mr. Luis Lada Diaz. During 2004 the Service Quality and Customer Service Committee met four times, and as of the date of this Annual Report, had met once.

     The International Affairs Committee is responsible for analyzing the international events and matters that affect the Telefonica Group and reporting these events and possible consequences to our Board of Directors. The committee pays close attention to events taking place in countries where the Telefonica Group has operations and which may affect our competitive position, corporate image and financial results. The committee also oversees our non-profit foundations in such countries. The members of the International Affairs Committee are Mr. Jose Fernando de Almansa Moreno-Barreda (chairman), Mr. Alfonso Ferrari Herrero, Mr. Enrique Used Aznar, Mr. Gregorio Villalabeitia Galarraga and Mr. Luis Lada Diaz. The International Affairs Committee is responsible for informing the Board of Directors of the international events affecting the Telefonica Group's performance. During 2004, the International Affairs Committee met on six occasions and as of the date of this Annual Report had met once.

Biographies of Directors

     Mr. Cesar Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the Capital Markets division at Banco Urquijo in Madrid until 1985. From June 1996 until his appointment as our Chairman, he was the Chairman of Tabacalera, S.A. which after the merger with the French tobacco company, Seita, became Altadis. Previously, he was the Chairman and founder of Beta Capital, which he combined with his post as Chairman of the Spanish Financial Analysts' Association as from 1991. He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange. In January 1997, Mr. Alierta was appointed to our Board of Directors, and has also been appointed as director of Telefonica Internacional (TISA), Plus Ultra, Terra and Iberia. During his years as Chairman of Tabacalera, Mr. Alierta was also the Chairman of the Board of Directors of Logista, a subsidiary of the Altadis group. Mr. Alierta is currently a member of the Altadis Board of Directors and Standing Committee. On 26 July 2000, Mr. Alierta was appointed as our Chairman and Chief Executive Officer. Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York).

     Mr. Isidro Faine Casas serves as our Vice-Chairman of the Board of Directors. Mr. Faine is currently the General Manager of La Caja de Ahorros y Pensiones de Barcelona ("la Caixa"). Mr. Faine has developed his professional career working for several companies in different sectors of the economy, as well as financial institutions, for over 20 years. Mr. Faine holds a doctorate degree in Economics, a Diploma in Alta Direccion from IESE and a ISMP in Business Administration from Harvard University. He is a financial analyst and an academic at the "Real Academia de Ciencias Economicas y Financieras".

     Mr. Jose Antonio Fernandez Rivero serves as Vice-Chairman of our Board of Directors. Mr. Fernandez Rivero is currently also a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Iberdrola, S.A., and Chairman of Adquira, S.A. Mr. Fernandez began his career in Arthur Andersen (Systems) in Madrid in 1976. In 1977, he joined the International Division of Banco de Vizcaya, S.A., were he served as the Manager of Administration and Control from 1982 to 1985. In 1986, he was appointed Chairman of the Standing Committee of Banque de Gestion Financiere, S.A. (Belgium), a subsidiary of Banco de Vizcaya, S.A. Later in 1988 he worked for Banco Bilbao Vizcaya as Deputy General Manager (Control and Planning Department of Retail Banking), and in 1989 he worked as Regional Manager of such Division. In 1990, he joined Banco Exterior de Espana, S.A. as General Controller. In 1991, he was appointed as General Controller for Corporacion Bancaria de Espana, S.A. (Argentaria). In 1994, he was named General Manager and in 1997, he was appointed General Manager of Organization, Systems, Operations, Human Resources, Purchases and Real Estate for Argentaria. Since 1999 until his early retirement in January 2003 as General Manager, Mr. Fernandez Rivero was responsible for the Systems and Operations Division for the BBVA Group. He holds a degree in economics and a master's degree from The College of Europe, Bruges (Belgium).

     Mr. Jesus Maria Cadenato Matia serves as a director. Mr. Cadenato began his career as a professor at the Basque Country University from 1977 to 1984 and joined Banco Bilbao in 1977, where he held several key management positions in the head office and within the retail branch network. He currently represents BBVA on the boards of directors of Iberia Cards and Uno-e Bank. Mr. Cadenato has a bachelor's degree in business administration from the Basque Country University, specializing in business finance, and a master's degree from IESE Business School (Executive Management Business Administration).

     Mr. Maximino Carpio Garcia serves as a director. Since 1984, he has been Professor of Applied Economics of the Universidad Autonoma de Madrid. From 1983 to 1984, he was Chief of the Studies Services of the Confederacion Espanola de Organizaciones Empresariales. From 1984 to 1992, he worked as head of the

Department of Economic and Public Finance of the Universidad Autonoma. From 1992 to 1995, he was dean of the Economics and Business Faculty of the Universidad Autonoma. From 1995 to 1998, he served as head of the department of Public Economy of the Universidad Autonoma. He also serves as a member of the Economic and Social Council, a Spanish government advisory entity, and the Advisory Committee of Abengoa. Mr. Carpio is a member of the Board of Directors of Telefonica Moviles, S.A. Mr. Carpio also received his doctorate degree from the Universidad Autonoma de Madrid.

     Mr. Carlos Colomer Casellas serves as a director. Mr. Colomer is Chairman of the Colomer Group and a director of Altadis, S.A. Mr. Colomer began his career in 1970 as Marketing Vice-Chairman of Henry Colomer, S.A. In 1980, he was appointed as Chairman and General Manager of Henry Colomer, S.A and Haugron Cientifical, S.A. In 1986, he was also appointed President of Revlon for Europe. In 1989, he became the President of Revlon International and in 1990, he was appointed Executive Vice-President and Chief Operating Officer of Revlon Inc. In 2000, he was appointed Chairman and Chief Executive Officer of the Colomer Group. Currently Mr. Colomer is also the Chief Operating Officer of INDO an import-export company, Director of Cataluna for Banco Santander Central Hispano, Director of Hospital General de Cataluna and member of the Advisory Committee of CVC Capital Partners. Mr. Colomer has an economics degree from the University of Barcelona and a degree in business administration from the IESE (Barcelona).

     Mr. Alfonso Ferrari Herrero serves as a director. He also serves as a director of CTC Chile S.A. and Telefonica del Peru. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A. and prior to that he served on several Boards of Directors representing the Banco Urquijo where he was a partner from 1985. He has a doctorate in Industrial Engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid and he holds a master's degree in business administration from Harvard University.

     Mr. Jose Fernando de Almansa y Moreno-Barreda is Member of the Board and President of the International Affairs Committee of this Board at Telefonica S.A. He is also Member of the Board at Telefonica Moviles S.A., Telefonica de Argentina S.A., Telefonica del Peru S.A, Telecomunicacoes de Sao Paulo S.A., and BBVA Bancomer Mexico. He holds a degree in law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry, Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King.

     Mr. Gonzalo Hinojosa Fernandez de Angulo serves as a director. Mr. Hinojosa currently serves as Chairman and Chief Executive Officer of Cortefiel, S.A. He began his professional career with Cortefiel in 1976, and has served in various management positions since then. From 1991 through 2002, he served as a director of Banco Central Hispano Americano and a director of Portland Valderribas. He currently serves as a director of Altadis. Mr. Hinojosa has a degree in industrial engineering.

     Mr. Miguel Horta e Costa serves as a director. Mr. Costa is Chairman of Portugal Telecom, SGPS, S.A. He is also President of PT Comunicacoes, S.A., PT Multimedia-Servicos de Telecomunicacoes e Multimedia, SGPS, S.A., PT Moveis-Servicos de Telecomunicacoes, SGPS, S.A., TMN-Telecomunicacoes Moveis Nacionais, S.A., PT Ventures, SGPS, S.A., PT Sistemas de Informacao, S.A., PT Compras-Servicos de Consultoria e Negociacao, S.A., PT Corporate-Solucoes Empresariais de Telecomunicacoes e Sistemas, S.A., Portugal Telecom Brasil, S.A. and of the Fundacao Portugal Telecom. In 1987, he was appointed State Secretary of Foreign Commerce. He currently serves as a director of Portugalia Airlines. Mr. Costa holds a graduate degree in economics from the Universidad Tecnica de Lisboa.

     Mr. Pablo Isla Alvarez de Tejera serves as a director. Mr. Isla is Chairman of the Board of Directors of Altadis, S.A. and Logista, S.A. Mr. Isla began his career in 1988 as Attorney General with the Spanish Ministry of Transports, Tourism and Communications and in 1991 served as the official delegate in Spain for the United Nations Commission in the Spanish General Direction of Legal Services. From 1992 through 1996, Mr. Isla served as General Manager of the Legal Services Department of Banco Popular. In 1996, he was appointed General Manager of the National Heritage department of the Treasury Ministry. He served as General Secretary of Banco Popular Espanol from 1998 through 2000. In July 2000, Mr. Isla was appointed Chairman of the Board of Grupo Altadis and Co-Chairman of the company. Mr. Isla also serves as director of Iberia Lineas Aereas de Espana, S.A and Mutua Madrilena. Mr. Isla has a law degree from the University Complutense of Madrid.

     Mr. Luis Lada Diaz serves as a director. He is currently a board member and our General Manager for Development, Planning and Regulatory Affairs. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefonica Group to join Amper Group, a telecommunications systems and equipment manufacturer, as General Manager for Planning and Control. Mr. Lada returned to the Telefonica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as Chief Executive Officer of Telefonica Moviles de Espana S.A., and was promoted to Chairman and President of Telefonica Moviles, S.A. in August 2000. He served as President until July 2002, after which he accepted his present position. He also serves on the boards of directors of Telefonica Moviles, S.A., Telefonica Internacional S.A. and Sogecable S.A. He holds a degree in telecommunications engineering and joined the Telefonica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions and currently is a member of A.P.D. Supervisory Board and a member of the Advisory Board of the UOC University.

     Mr. Jose Fonollosa Garcia serves as a director. Mr. Fonollosa currently represents BBVA on the Board of Directors of BBVA BHIF (Chile), Provida (Chile), BBVA Banco Provincial (Venezuela) and Bradesco (Brasil). In his long career at BBVA he has served as C.I.O, C.F.O, head of the Latin American retail banking division among other responsibilities. He holds a graduate degree in economics.

     Mr. Antonio Massanell Lavilla serves as a director. Mr. Massanell is Senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona and a member of the Boards of Directors of Port Aventura, S.A. and Baqueira Beret, S.A. He is also President of Servihabitat, e-laCaixa, S.A. and Internet Global Congress (IGC). As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefonica Group in the deployment of Caja de Ahorros y Pensiones de Barcelona's corporate telecoms network. Mr. Massanell received his degree in economics from the University of Barcelona.

     Mr. Enrique Used Aznar serves as a director. Mr. Used is the Chairman of AMPER, S.A. and AmperProgramas and the Deputy Chairman of Medidata (Brazil). Previously, he held the position of Chairman of Telefonica Latinoamerica, S.A., Telefonica Moviles, S.A., Estratel and Telefonica Investigacion y Desarrollo, S.A. He has also served as Deputy Chairman and Chief Executive Officer of Telefonica Publicidad e Informacion and Compania Telecomunicaciones de Chile. He has also served as a member of the Board of Directors of Telefonica de Argentina, ATT Network System International and Ericsson (Spain).

     Mr. Mario Eduardo Vazquez serves as a director. Mr. Vazquez is the President of Telefonica de Argentina, Telefonica Moviles Argentina, S.A., Telefonica Comunicaciones Personales, S.A., Atento Argentina, S.A. Adquira Argentina, S.A. and serves as Chairman of the Board of Directors of Rio Compania de Seguros, S.A. He also serves as a director of Banco Rio de la Plata, S.A., Riobank International, Corporacion Metropolitana de Finanzas, S.A., Heller Financial Argentina, S.A., Heller-Sud Servicios Financieros, S.A., Motorcare Argentina, S.A., Acsa Loss Control, S.A. and Central Puerto, S.A, Indra SI S.A.

     Mr. Antonio Viana-Baptista serves as a director. Mr. Viana-Baptista has served as Chairman and Chief Executive Officer of Telefonica Moviles S.A., since August 2002. He also serves on the Board of Directors of Telefonica Internacional, S.A., Telefonica de Argentina, S.A, Brasilcel, N.V, Tele Sudeste Celular Participacoes, S.A., Telesp Celular Participacoes, S.A., and Portugal Telecom SGPS, S.A. He was a principal partner of McKinsey & Co. at the McKinsey offices in Madrid and Lisbon from 1985 to 1991 and served as Executive Advisor of the Banco Portugues de Investimento (BPI) from 1991 to 1996. From 1996 through July 2002, Mr. Viana-Baptista was President of Telefonica Internacional and Executive President of Telefonica Latinoamerica. Mr. Viana-Baptista holds a bachelor's degree from the Catholic University of Lisbon, a graduate degree in European Economics from the Portuguese Catholic University and a master's degree in business administration from INSEAD.

     Mr. Gregorio Villalabeitia Galarraga serves as a director. Mr. Villalabeitia is currently a member of the Board of Directors of Gas Natural, S.A., Iberia Lineas Aereas de Espana, S.A. and Repsol YPF, S.A. He has been General Manager of Caja de Ahorros Vizcaina and Chief Executive of Banco Cooperativo Espanol. He was appointed Chief Operating Officer of Banco de Credito Local and was Chief Executive Officer of Caja Postal in January 1995. Following the merger of the various entities of Argentaria, he was named Wholesale Banking General Manager in 1998. In October 1999, following the merger of Argentaria and Banco Bilbao Vizcaya (BBV), he was named General Manager of Global Investment Banking of Banco Bilbao Vizcaya Argentaria (BBVA), and after the restructuring in December 2001 he was appointed General Manager of the Real Estate and Industrial Group of the Bank. Mr. Villalabeitia has a degree in law and economics from the University of Deusto.

     Mr. Antonio J. Alonso Ureba serves as our General Secretary and Secretary to our Board of Directors and serves as a director. Mr. Alonso Ureba has worked on the technical staff of the Madrid Town Council central administration, in the Public Defender's Office and as director of Legal Services and Secretary to the Board of the Spanish Stock Exchange Commission (Comision Nacional del Mercado de Valores). During his professional career, Mr. Alonso has authored a number of publications and has been a speaker at a number of conferences. Mr. Alonso Ureba holds a law degree from the Complutense University of Madrid and a master's degree in financial management and investment analysis.

     Mr. Ramiro Sanchez de Lerin Garcia-Ovies serves as our General Vice Secretary and Vice Secretary to our Board of Directors in October 29, 2003. He began his career in Arthur Andersen, first working for its audit department and later for its tax department. In 1982, he became an "Abogado del Estado" and started working for the Treasury Internal Revenue in Madrid (Delegacion de Hacienda de Madrid). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry. He has been General Secretary and Secretary of the Board of Elosua, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Moviles, S.A. He has also been teaching in ICADE, Instituto de Empresa and Escuela de Hacienda Publica, Executive Officers/Management Team.

Executive Officers/Management Team

     At April 15, 2005, the members of our executive management team at an executive level was composed of our chief executive officer and seven general managers and the years of their appointments to their respective positions were as follows:

        Name                                Position                         Appointed       Age
-------------------------------------------------------------------------------------------------
Cesar Alierta Izuel             Chairman of the Board of Directors and          2000         60
                                Chief Executive Officer
Luis Lada Diaz                  General Manager of Development, Planning        2000         55
                                and Regulation, Member of the Board
Antonio J. Alonso Ureba         General Secretary and Secretary to the          2001         47
                                Board. Member of the Board
Santiago Fernandez Valbuena     Chief Financial Officer of Telefonica, S.A.     2002         46
Luis Abril Perez                General Manager of Corporate Communication      2002         57
Calixto Rios Perez              General Manager of Auditing and Management      2000         60
                                Resources
Guillermo Fernandez Vidal       General Manager of Commercial Development       1998         58
                                and Subsidiaries
Javier Nadal Arino              General Manager of Institutional Relations      2005         55
                                and the Telefonica Foundation

     The chief executive officers of our principal business units are:

        Name                                Position                         Appointed       Age
-------------------------------------------------------------------------------------------------
Julio Linares Lopez             Telefonica de Espana                            2000         59
Jose Maria Alvarez-Pallete
  Lopez                         Telefonica Latinoamerica                        2002         41
Antonio Viana-Baptista          Telefonica Moviles                              2002         47

Biographies of the Executive Officers and Senior Management

     Mr. Santiago Fernandez Valbuena serves as General Manager of Finance and Shared Resources since December 2003. He has served as our Chief Financial Officer since July 2002. He joined Telefonica in 1997 as Chief Executive Officer of Fonditel, Telefonica's Pension Assets Manager. Previously, he was Managing Director of Societe Generale Equities and Head of Equities & Research at Beta Capital in Madrid. He holds an M.S. and a PhD degree in Economics and Finance from Northeastern University. Mr. Fernandez Valbuena served as President of the Research Commission at the Spanish Institute of Financial Analysts. He has held senior teaching positions at Manchester Business School and Instituto de Empresa's MBA programs.

     Mr. Luis Abril Perez serves as our General Manager for Corporate Communication. Mr. Abril started his professional career as a Microeconomics Professor in the Universidad Comercial de Deusto, where he then went on to head the Finance Department. In 1978, he moved to the Banco de Vizcaya as Treasury Director and then worked as head of the President's Technical Department, under Pedro Toledo. During his work with the BBV Group (1988-1991) he acted as General Director for the Asset Management division. During the 1994-99 period Mr. Abril acted as General Director for Banesto and as General Director for Communications for BSCH (1999-2001). Mr. Abril holds a degree in Economics and a degree in Law from the Universidad Comercial de Deusto (1971), and a graduate degree in Business Administration from the North European Management Institute, Oslo, Norway (1973).

     Mr. Calixto Rios Perez serves as our General Manager of Auditing and Management Resources. In 1973, Mr. Rios joined Banco Exterior de Espaffa as the General Manager of Extebank in New York City. Subsequently he was appointed Chief Executive Officer and Chief Operating Officer of Extebandes, in Venezuela. Later, Mr. Rios returned to Madrid as the General Manager of Filiales Bancarias Internacionales of Banco Exterior de Espafla. In 1990, he was appointed Chief Operating Officer responsible for overseeing the construction, management and marketing of the Olympic Village for the Olympic games and a year later was named Chief Financial Officer of Tabacalera, S.A. After the merger of Tabacalera and Seita, he was appointed Advisor to the Chairmen and Head of Strategy and Planning. After joining Telefonica as Corporate General Manager for Institutional Relations, in July 2002 he was appointed General Manager for Internal Auditing and Communications. He holds a degree in Economics from the Complutense University of Madrid.

     Mr. Guillermo Fernandez-Vidal serves as our Subsidiaries General Manager since December 2003, and he has served as our Corporate General Manager and Assistant to our Chief Executive Officer. He began his career in 1970 as a systems technician at NCR's Computer Testing Center. From 1972 to 1987, he worked for ENTEL, S.A., where he escalated to General Manager. In 1987, he joined Telefonica as Deputy General Manager for large clients. Subsequently he was appointed Assistant Head of Business Communications, Head of Business Communications and General Manager of Businesses and General Public and Chief Operating Officer of Telefonica Data, S.A. Mr. Fernandez-Vidal holds an industrial engineer degree in Computer Science.

     Javier Nadal Arino Javier Nadal Arino serves as our General Manager of Institutional Relations and as the CEO of the Telefonica Foundation since December 2004. He joined the Telefonica Group in 1985. From 2003 to 2004, Mr. Nadal served as the Chairman of Telefonica de Peru and from 1995 to 1997,as the Chairman of Telefonica de Argentina. He served for ten years as General Manager of Communications in the Spanish government while also serving as Telefonica de Espana's representative to the government. From 1989 to 1994, he was the President of Retevision. He holds an engineering degree from the Universidad Politecnica de Madrid.

Biographies of the Chief Executive Officers of our Principal Business Units

     Mr. Julio Linares Lopez serves as Chief Executive Officer of Telefonica de Espana. He joined Telefonica in May of 1970 in the research and development center, where he held several positions until he was appointed Head of Telefonica's Technology and Technical Regulations Department. In April 1990, he was appointed General

Manager of Telefonica Investigacion y Desarrollo (Telefonica I&D). In December 1994, he became Deputy General Manager of Marketing and Development of Telefonica Services in the commercial area and subsequently Assistant Managing Director of Business Marketing. In July 1997, he was appointed Chief Operating Officer of Telefonica Multimedia and Chairman of Telefonica Cable and Producciones Multitematicas. From May 1998 to January 2000, he served as General Manager of Strategy and Technology at the Telefonica, S.A. Corporate Centre, and as a director of Telefonica Sistemas, Telefonica Investigacion y Desarrollo and Via Digital. In January 2000, he was appointed Chairman of Telefonica de Espana. Mr. Linares holds a degree as a Telecommunications Engineer.

     Mr. Jose Maria Alvarez-Pallete Lopez serves as Chief Executive Officer of Telefonica Latinoamerica. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Controller for the company in Spain, and in 1998 to General Manager of Administration and Financial Affairs for Cemex Group's interests in Indonesia, headquartered in Jakarta. Mr. Alvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Universite Libre de Belgique.

B.   COMPENSATION

     The total amount of payments made to our directors during 2004 was
(euro)10.6 million ((euro)3.7 million as a fixed allowance, including compensation made to our directors for serving as directors of our subsidiaries;
(euro)167 thousand for expenses of attending our Board's sub-committees meetings; (euro)6.6 million for salaries and variable compensation to our directors with executive functions; (euro)129 thousand for in kind compensation to our executive directors, including life insurance premiums; and (euro)44.5 thousand for our contributions to directors' pensions schemes).

     The following table shows the individual breakdown of the fixed payments paid to directors (in their capacity as directors) in 2004:

                            Position                                     2004
--------------------------------------------------------------------------------
                                                                       (in euro)
Chairman..........................................................     127,614
Deputy Chairmen...................................................     162,690
Directors(1):
      Executive directors.........................................      97,614
      Nominee directors...........................................      97,614
      Independent directors.......................................      97,614

---------------------

(1) One of the members of our Board of Directors, who is not resident in Spain, receives an additional annual assignment of (euro)52,639.14, due to the special interest we have in him being part of our Board of Directors due to his experience and dedication in relation to Latin America.

     The following table shows the individual breakdown of the fixed payments made to our directors (in their capacity as members of our Standing Committee) during 2004:

                            Position                                     2004
--------------------------------------------------------------------------------
                                                                       (in euro)
Chairman..........................................................      65,076
Deputy Chairman...................................................      65,076
Directors.........................................................      65,076

--------------------------------------------------------------------------------

     The compensation of our directors consists of a monthly fixed allowance and of certain per diems for attending Board of Directors' sub-committees meetings. Our meeting of shareholders held on April 11, 2003 set the annual maximum gross compensation for any director at (euro)6 million for fixed allowances and for expenses of attending our Board's sub-committee meetings. In addition, directors with executive functions receive additional payments for carrying out their executive functions. Directors do not receive any compensation for expenses for attending our Board of Directors' or Standing Committee meetings.

     The following table shows the total amount of compensation paid during 2004 to our executive officers Mr. Cesar Alierta, Mr. Luis Lada, Mr. Mario Eduardo Vazquez, Mr. Antonio Viana-Baptista and Mr. Antonio Jesus Alonso Ureba, each of whom are also members of our Board of Directors.

                           Items                                        2004
--------------------------------------------------------------------------------
                                                                      (in euro)
Salaries.......................................................       3,337,527
Variable Compensation..........................................       3,220,739
Compensation in kind...........................................         129,412
Contribution to pension plans..................................          44,500
Total..........................................................       6,732,178

     Additionally, the following table shows the compensation paid to our executive officers (excluding those who are also members of our Board of Directors) in 2004:

                           Items                                        2004
--------------------------------------------------------------------------------
                                                                      (in euro)
Salaries.......................................................       3,859,367
Variable Compensation..........................................       2,745,943
Fees and allowances............................................          98,374
Compensation in kind...........................................         117,520
Total..........................................................       6,821,205

     Employment contracts for executive officers belonging to the Standing Committee have an indemnity clause, which provides for an indemnity in the event we decide to terminate the employment agreement. The indemnification to be paid in such event is equal to three years of salary plus an additional one-year salary depending on the length of service provided to us. The concept of annual salary includes the last fixed remuneration plus the arithmetic average of the sum of the last two variable annual salaries received in accordance with the employment contract.

     We provide pension, retirement or similar benefits to our directors with executive functions and to our executive officers. During 2004 we set aside or accrued approximately (euro)44,500 for our directors with executive functions and (euro)91,327 for our other executive officers. Non-executive directors do not receive any compensation in the form of pension plans or life insurance policies and do not participate in any stock option plan linked to our market share price.

     We did not provide any advances or loans to our directors or members of our management team and do not provide our directors or senior management team with any benefits upon termination of their terms of employment.

Incentive Plans

     Our TIES Program, which was tied which tied to the market value of our shares, ended on February 15, 2005. At the commencement of the TIES plan, eligible employees were able to subscribe for shares at the discounted price of
(euro)5 per share. The number of shares an eligible employee was able to subscribe for in the initial allocation was based on such employee's wage level. As part of the initial allocation, we offered 1,197,880 shares, of which 1,123,072 were subscribed. These shares became freely transferrable when the TIES plan expired on February 15, 2005.

     Our subsidiaries, Telefonica Moviles, S.A. and Terra Networks, S.A. have also established their own compensation plans tied to the market price of their shares.

   EN-SOP

     In order to satisfy certain obligations in connection with our acquisition in 2000 of Endemol Entertainment Holdings, N.V., in April 2001 our Board of Directors approved the establishment of a new stock option plan, which we refer to as the "EN-SOP program", that is open to all permanent employees of Endemol Entertainment N.V. and its affiliated companies at January 1, 2001 who do not participate in a similar compensation plan. As part of the EN-SOP program, we will deliver to each eligible employee who is employed on January 1 of 2001, 2002, 2003 and 2004 a variable number of options to purchase shares of Telefonica, S.A. based on such employee's level and salary.

     The options expire four years from their respective date of grant and may be exercised in equal amounts beginning in the third and fourth years from such date of grant. The total number of options granted each year pursuant to the plan will be determined by dividing (euro)27.5 million by the exercise price, which price shall be equal to the weighted average of the price per ordinary share of Telefonica, S.A. on the automated quotation system of the Spanish stock exchanges during the five trading days prior to the meeting of the Board of Directors which convenes the annual shareholders' meeting.

     The EN-SOP program is subject to anti-dilution and other provisions customary for stock option plans of this type and to the condition that the participant not terminates his or her employment voluntarily and unilaterally prior to the exercise date.

     On December 22, 2004, our Board of Directors decided that the EN-SOP plan would be covered with Telefonica shares acquired in the open market. In accordance with the conditions of the EN-SOP plan, 2,246,732 options to purchase shares of Telefonica, S.A. were granted to Endemol Group employees in 2004 with an exercise price of (euro)12.24 per share. The total number of participants under the EN-SOP plan as of December 31, 2004 was 947.

C.   BOARD PRACTICES

     Please see "--Directors and Senior Management" above.

D.   EMPLOYEES

Employees and Labor Relations

     The table below sets forth the number of employees at the dates indicated for the parent company of the Telefonica Group, each of the consolidated companies of the groups which comprise our different lines of business and other consolidated subsidiaries. Temporary employees represented 13% of our total employees at December 31, 2004, compared to 10.8% in 2003 due to an increase in the number of temporary employees of Atento. On average during 2004 we had approximately 20,755 temporary employees in 2004 compared to 15,950 in 2003.

                                                              Year Ended December 31,
                                                   ----------------------------------------
         Line of Business                                2002          2003           2004
-------------------------------------------------------------------------------------------
Telefonica, S.A..................................         799           767            622
Telefonica de Espana(1)..........................      43,952        38,464         36,425
Telefonica Moviles...............................      13,694        13,093         19,797
Telefonica Latinoamerica.........................      28,019        25,762         25,905
Telefonica Contenidos............................       5,574         4,638          5,860
Terra Networks...................................       2,455         2,229          1,584
Atento...........................................      49,432        54,394         74,829
Telefonica Publicidad e Informacion..............       2,752         2,787          2,876
Other............................................       6,168         6,154          5,656
Total Employees..................................     152,845       148,288        173,554

---------------------

(1) In 2003, Katalyx and Emergia became part of Telefonica Empresas Group, and in 2004, Telefonica Empresas became part of Telefonica de Espana and Telefonica Latinoamerica. As a consequence of this reorganization and in order to have comparable figures for prior years , we have re-classified certain employees to Telefonica de Espana with (1,779 in 2002, 1,878 in 2003, and 2,091 in 2004) and to Telefonica Latinoamerica (2,346 in 2002, 2,621 in 2003 and 2,571 employees in 2004).

     Management believes that labor relations are generally good. On July 23, 2003, Telefonica de Espana entered into a collective bargaining agreement that provided for increases in wage levels in accordance with anticipated increases in the Indices de Precios de Consumo (IPC), the Spanish consumer price index, and an additional productivity bonus per employee. In accordance with this agreement in 2004 wage levels increased 3.2% and employees received an additional productivity bonus of approximately (euro)387.54 per active employee.

     On July 13, 2004, Telefonica Data Espana entered into a collective bargaining agreement. Telefonica Moviles Espana published its collective bargaining agreement on September 30, 2004, which provided for increases in wage levels in accordance with anticipated increases in the Spanish consumer price index and established an additional productivity bonus for each employee.

     Our retired employees are provided with certain pension benefits. While Telefonica de Espana contributes the required amounts to fund these benefits over time, there remains an unfunded past service liability, which is estimated to be approximately (euro)320.3 million. We have agreed to fund this obligation over a period ending in 2007.

     In order to adapt to the new competitive environment, we have, among other things, implemented voluntary pre-retirement and early retirement plans in recent years.

     On July 29, 2003, Telefonica de Espana's labor reduction program (Plan Social de Expediente de Regulacion de Empleo) was approved by the Spanish Labor Ministry. The program called for voluntary redundancies of up to a maximum 15,000 employees of the company over the next four years. This plan allows Telefonica de Espana to reduce its workforce while maintaining its competitiveness. The plan is non-discriminatory, voluntary and applies to all of our employees. The aggregate number of employees that have requested to be included in the labor reduction program at December 31, 2004 was 7,906 employees.

     In connection with our voluntary retirement programs, we recorded provisions of (euro)1,363.7 million in 2003 and (euro)698.2 million in 2004, which were charged to results of operations in each respective year. The provision for pre-retirements and early retirements recorded at December 31, 2004 covers all the obligations assumed at that date in connection with our voluntary pre-retirement and early retirement plans.

     On June 22, 2004 Terra Networks' labor reduction program was approved by the Spanish Labor Ministry. This program allows Terra Networks to reduce its workforce up to 130 employees by voluntary redundancies and redeployment. The Labor Ministry has also approved Terra Networks Latin America program to reduce its workforce by 29 employees through similar mechanisms.

E.   SHARE OWNERSHIP

     At April 15, 2005, the following members of our Board of Directors beneficially owned an aggregate of 898,378 shares, representing approximately 0.018% of our capital stock.

                                                      No. of Shares
                                                       Beneficially
Name                                                      Owned
Cesar Alierta Izuel...............................      632,012
Isidro Faine Casas................................        7,164
Jesus Maria Cadenato Matia........................        9,906
Antonio Jesus Alonso Ureba........................        8,438
Maximino Carpio Garcia............................        5,836
Carlos Colomer Casellas...........................          543
Jose Antonio Fernandez Rivero.....................          115
Alfonso Ferrari Herrero...........................      101,311
Jose Fernando de Almansa Moreno-Barreda...........        2,112
Gonzalo Hinojosa Fernandez de Angulo..............       37,958
Miguel Horta e Costa..............................          354
Pablo Isla Alvarez de Tejera......................          386
Luiz Lada Diaz....................................       30,000
Antonio Massanell Lavilla.........................        2,748
Enrique Used Aznar................................       37,438
Mario Eduardo Vazquez.............................           10

                                                      No. of Shares
                                                       Beneficially
Name                                                      Owned
Antonio Viana-Baptista............................       21,994
Gregorio Villalabeitia Galarraga..................           53

     At April 15, 2005, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 272,789 shares, representing approximately 0.0055% of our capital stock.

     None of our Directors or executive officers beneficially owned shares representing one percent or more of our share capital at that date.

     None of our Directors and executive officers held options in respect of shares representing one percent or more of our share capital at that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

General

     At April 15, 2005, we had 4,955,891,361 shares outstanding, each having a nominal value of (euro)1 per share. All outstanding shares have the same rights.

     At April 15, 2005, according to information publicly available to Telefonica, S.A., beneficial owners of 5% or more of our voting stock were as follows:

             Name of Beneficial Owner                 Number of Shares   Percent
--------------------------------------------------------------------------------
Banco Bilbao Vizcaya Argentaria, S.A.(1)...........     284,024,849        5.73%
Caja de Ahorros y Pensiones de Barcelona,
  "La Caixa"(2)....................................     266,476,222        5.38%
Chase Nominees LTD.(3).............................     491,120,327        9.91%
State Street Bank & Trust Co (4).                       377,436,725        7.61%

---------------------

(1) According to information provided to us by the BBVA for our 2004 Corporate Governance Report filed with the CNMV on March 30, 2005.

(2) According to information provided to us by la Caixa for our 2004 Corporate Governance Report filed with the CNMV on March 30, 2005.

(3) Held by Chase Nominees LTD. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on May 13, 2004.

(4) Held State Street Bank & Trust Co. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on February 2, 2005.

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

   Preliminary administrative authorization of certain transactions (Golden
   Share)

     On May 13, 2003, the European Court of Justice ("ECJ") ruled (in the case C-463/00, European Communities Commission vs. The Kingdom of Spain), that the preliminary authorization rules (golden share) set forth in Law 5/1995, enacted on March 23, 1995 governing the necessary legal requirements regime for the transfer of the Spanish government holdings' in certain public companies requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ's May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefonica Group, is applicable until February 2007.

     The post-closing notification requirements described in Law 5/1995 apply to us, Telefonica Moviles S.A., Telefonica de Espana S.A.U., and Telefonica Moviles Espana S.A.U., and must be observed in the following transactions:

     o Transfer or encumbrance of strategic assets located in Spain by Telefonica de Espana and Telefonica Moviles Espana. Transactions affecting these assets carried out between Telefonica Group companies are exempt and need only be reported through a written communication to the competent regulatory body;

     o Transfer or encumbrance of shares or any other securities of Telefonica de Espana by Telefonica S.A., Telefonica Moviles S.A. by Telefonica S.A. and Telefonica Moviles Espana by Telefonica Moviles S.A., when such transactions results in a change of control, or the sale of holdings representing 50% or more;

     o    Substitution of Telefonica Moviles Espana SAU.'s business purpose;

     o Direct or indirect acquisition of our or Telefonica Moviles S.A.'s shares representing 10% or more of each company's share capital. Financial transactions, which do not result in a change of control or in a change of management, are exempt from the requirements of Law 5/1995.

     o Voluntary winding-up, spin-off or merger need only be reported through a simple written communication, except where these operations affect strategic assets specified in Law 5/1995, which will require the post-closing notification. Transactions between members of the Telefonica Group affecting strategic assets are exempt from the post-closing notification.

Ownership Limitations

     The new General Telecommunications Law ("GTL") enacted on November 3, 2003, eliminated the existing ownership limitations, which prohibited non-European national from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the new GTL provides for the application of the reciprocity principle under existing international treaties or agreements, signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the new GTL.

B.   RELATED PARTY TRANSACTIONS

     During 2004 and as of the date of this Annual Report in 2005, none of our Directors and no member of our management team has been involved in any related party transactions with us.

     Our Articles of Association grant our Board the exclusive power to authorize any transactions with major shareholders or our directors and any proposed transaction affecting a company where one of our Board members is an executive or a shareholder. Previous to authorizing any such transaction our Board will receive an opinion from the Nominating, Compensation and Corporate Governance Committee addressing the fairness of the transaction to our shareholders and us. Any of our Directors that may have an interest in the proposed transaction must abstain from voting on the proposed transaction.

     Two of our major shareholders are financial institutions. We have entered into related party transactions with both companies within our ordinary course of business, and always on arm's length terms. During 2004, the executed transactions were usually loans or capital markets transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Related Party Transactions with Significant Shareholders

     During 2004 and during the first quarter of 2005, the Board of Directors or its Standing Committee have authorized the following transaction with significant shareholders:

   Credit Agreement with BBVA and La Caixa as underwriters, joint bookrunners and mandated lead arrangers.

     On July 6, 2004, with the favorable opinion from the Nominating, Compensation and Corporate Governance Committee, we entered into a syndicated multicurrency revolving facility amounting to (euro)3 billion with a group of Spanish and international financial institutions. This facility will mature on July 6, 2009, and carries an interest rate equal to Euribor/Libor plus a margin grade dependent on our credit rating. La Caixa and BBVA acted together with four other banks as underwriters, bookrunners and mandated lead arrangers for the facility.

Agreements with Subsidiaries

     On February 23, 2005, the Board of Directors of Telefonica and Terra Networks each agreed to merge their respective companies with the termination through dissolution without liquidation of Terra Networks and the transmission of all of its assets to Telefonica, which through universal succession will acquire the rights and obligations of Terra Networks. The exchange ratio, which was determined on the basis of the real value of the corporate assets and liabilities of both companies, will be two ordinary shares of Telefonica for every nine ordinary Terra Networks shares. The Board of Directors of Terra Networks also proposed the distribution to Terra Networks' shareholders a cash dividend of (euro)0.60 per ordinary Terra Netoworks share. The merger is subject to the approval of the shareholders of both Telefonica and Terra Networks at their respective general shareholders meetings.

Intra-Group Loans

     We are the parent company of the Telefonica Group and develop our business purpose through our subsidiaries and affiliated companies. We coordinate group policies, including financial policy and, in some cases actual financial management is conducted by us. Most of the operations we perform with other members of the Telefonica Group correspond to financing transactions, which are necessary to cover their needs for funds and which provide interest rate coverage and exchange rate risks.

     During 2004, as recorded in our non-consolidated company accounts, we loaned a total of (euro)26,716 million to companies in the Telefonica Group while companies of the Telefonica Group and their associates loaned us a total of (euro)27,249 million. (euro)11,269.7 million was loaned to us by Telefonica Europe, our company devoted to fundraising in the capital markets and
(euro)7,332.80 was loaned to us by Telefonica Finanzas, our company in charge of financial support for Telefonica Group companies.

     As to the balances with associated companies, the headings "Other credits" long term and "Credits to associated companies" short term on the Consolidated Balance Sheet at December 31, 2004, include an amount of (euro)230.48 and
(euro)24.46 million, respectively, in connection with the financing provided to Sogecable, S.A. according to the commitments acquired in the agreements signed in relation to integration of its satellite platforms. Moreover, there is a long term balance of (euro)66.64 million with Medi Telecom and a long term balance of
(euro)314.27 million with Ipse 2000.

     Likewise, the "Debtor associated companies" and "Debts to associated companies" amounts to (euro)52.07 million and (euro)15.89 million, respectively, for the companies in the Brasilcel group. In relation to Medi Telecom, these sums amounted to (euro)10.55 and (euro)0.44 million in each heading. The Debts to associated companies also includes (euro)11.71 million balance with Amper.

     On the other hand, the amount of sales and services rendered that are recorded in the Profit and Loss Account for the financial year ended on December 31, 2004 are for sales to companies in the Group, mainly the management contract with Telefonica de Argentina renegotiated in 2004 and in force until 2008, which regulates the advisory services provided by Telefonica and the price of such services. The revenue received for that item during financial year 2004 amounted to (euro)20.85 million.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

     Please see Item 18.

Legal Proceedings

     We and members of the Telefonica Group are party to several lawsuits which are currently in progress in the law courts and the arbitration courts of the different countries in which the Telefonica Group has operations.

     Based on the reports of counsel engaged to act in the lawsuits we are party to, it is reasonable to consider that the adverse outcome of any of these, as yet, unresolved lawsuits will not materially affect the Telefonica Group's economic and financial position or solvency. The following lawsuits are those which we consider most significant because of their subject matter or because of the amounts disputed:

   A proceeding contesting the resolutions adopted by our special stockholders' meeting held on February 4, 2000.

     The stockholder Javier Sotos Garcia, then owner of 300 shares of our shares, filed a complaint contesting the resolutions adopted by the Special Stockholders' Meeting held on February 4, 2000, based, among other reasons, on the purported contravention of the rules regulating the holding of the mentioned meeting and on the purported contravention of the rules for exclusion of preemptive subscription rights in stock capital increases.

     On May 8, 2003, the Court of First Instance no. 33 of Madrid handed down a judgment wholly dismissing the complaint filed by the plaintiff stockholder, holding that there were no basis to declare the voidness or voidability of the resolutions adopted by our Special Stockholders' Meeting held on February 4, 2000, and awarding the costs of the proceeding against the plaintiff. On July 26, 2003, an appeal was filed by the latter before the Provincial Court of Madrid.. On December 11, 2003, we filed a reply brief contesting the appeal. The hearing related to the appeal was held before the Provincial Court of Madrid on January 18, 2005.

     On February 9, 2005, Telefonica was notified about the resolution of the Provincial Court of Madrid in which the Court dismissed the appeal. Javier Sotos Garcia announced his decision to file an appeal in the High Court against this resolution. On March 3, 2005, the Provincial Court decide to dismiss this announcement to file appeal in the High Court. Javier Sotos has filed an appeal against the resolution in which the Provincial Court dismissed his announcement to file an appeal in the High Court and Telefonica has filed its answer contesting this appeal.

     It should be noted that the complaint filed against the aforementioned resolutions adopted by our stockholders' meeting held on February 4, 2000, did not in any way affect the implementation of those resolutions.

   A proceeding contesting certain resolutions adopted by our annual Stockholders' Meeting held on June 15, 2001.

     The aforementioned stockholder, Javier Sotos Garcia, also filed a complaint contesting some of the resolutions adopted by our annual Stockholders' Meeting held on June 15, 2001.

     The aforementioned complaint is based, among other allegations, on the purported infringement of the contesting stockholder's right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

     On January 23, 2004, we were notified that the proceeding had been stayed until such time as either any of the parties apply for its resumption or the instance lapses.

     It should be noted that the complaint filed against the aforementioned resolutions adopted by our stockholders' meeting held on June 15, 2001, did not in any way affect the implementation of those resolutions.

   Complaint filed by IDT against us, Terra Networks, S.A. and Lycos, Inc.

     International Discount Telecommunications Corporation (IDT) filed a complaint in the U.S. District Court for the District of New Jersey against us, Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc.

     This complaint is based on the alleged breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the alleged nonperformance of the obligations under the agreement to terminate the joint venture agreement and on the provision prohibiting fraud in connection with the purchase or sale of securities under the U.S. Securities Exchange Act. IDT has also asserted state law claims alleging fraudulent misrepresentation and concealment in addition to its claim under the Securities Exchange Act.

     The lawsuit is currently for an unspecified amount, without prejudice to the possibility of the claim being specified and quantified in the course of the proceeding by the plaintiff for damages.

     In May 2002, the U.S. District Court decided to dismiss the part of the complaint relating to certain alleged breaches of the joint venture agreement, which also resulted in the exclusion of Terra Networks, U.S.A., Inc. from the proceeding.

     Subsequently, IDT added a new claim to the complaint alleging that we were liable, as a control person, for the fraud alleged against Terra Networks in its negotiations with IDT that led to the termination agreement. We filed objections against this claim.

     The defendants have filed an answer and, in turn, Terra Networks S.A. has filed a counterclaim.

     On July 2, 2003, in light of the evidence presented, Terra Networks, S.A., Lycos, Inc. and us, filed pleadings seeking summary dismissal of the claims . In turn, IDT has requested to have the counterclaim filed by Terra Networks, S.A. dismissed.

     On September 1, 2004, the District Court upheld the Magistrate's September 2002 ruling granting IDT permission to assert the Section 20(a) claim against Telefonica in a Third Amended Complaint. Terra Networks and Telefonica then filed answers denying the allegations of the Third Amended Complaint. In its answer, Terra Networks also has reasserted its counterclaims against IDT.

     On September 27, 2004, Telefonica filed a motion asking that the Third Amended Complaint be dismissed based on lack of personal jurisdiction. The District Court has not yet ruled on that motion.

     On September 30, 2004, the Court issued decisions resolving two of the summary judgment motions filed by the defendants in July 2003. Specifically, the Court granted Lycos's motion and dismissed Lycos from the action. The Court denied Terra Networks' motion for summary judgment, which argued that IDT waived any claim for fraud. The Court did not rule that there was no waiver; rather, it held that it was up to the jury to decide if there has been a waiver.

     Plaintiff's Third Amended Complaint does not specify the damages allegedly suffered by IDT, but IDT will attempt to prove its damages at trial through the introduction of expert testimony.

     On March 3, 2005 we were notified that the District Court granted our motion to dismiss Telefonica for lack of specific jurisdiction. On March 11, 2005 we were notified that the District Court denied Terra Networks' summary judgment motion and granted IDT's motion to dismiss Terra Networks' counterclaims.

   Sistemas e Instalaciones de Telecomunicacion, S.A.U. (Sintel)

     As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect us.

     Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order we receive a payment demand for (euro)22.9 million, which represents the total amount paid for Sintel from January 1999 to April 2000. The relevant parties, consider null and void as a matter of law the participation of Sintel in the contract dated December 30, 1998, in which a debt of (euro)21.4 million was recognized due to the sale of the shares of Sintel by us to Mastec Internacional, S.A. as well as the amounts paid by Sintel, which acted as a joint and several guarantor to the payments owed by Mastec International to us.

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

     Nevertheless this resolution could not be appealed, the ex-employees of Sintel prepared an appeal in the High Court which was denied by a resolution of July 7, 2004. This resolution was appeal in different instances by the ex-employees and was finally resolved by an order of the High Court confirming the dismissal of the appeal notify to the parties on February 4, 2005.

     The two criminal proceedings are as follows:

     "Abbreviated" proceeding no. 273/2001, in relation to which, on September 24, 2002, we and Telefonica de Espana, S.A. appeared before Central Examining Court no. 1 filing a criminal suit against the directors of Sintel and of Mastec Internacional, S.A., as parties suffering damages. Leave was given for them to appear as parties to the proceeding.

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

     On June 29, 2004, we were notified of an enlargement of this criminal suit by an alleged crime of bankruptcy punishable filed by the ex-employees of Sintel. On July 4, 2004 and August 5, 2004, Telefonica requested its rejection. At present the Judge has not resolved about the enlargement of this criminal suit.

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

   Lawsuit filed by ADICAE.

     On June 21, 2003, a consumer association (ADICAE) filed a lawsuit against Terra Networks, S.A., Telefonica, S.A. and against certain of our directors and directors of Terra Networks, S.A. On April 13, 2004, the Central Instruction Court superseded this lawsuit and directed the complainants to provide a
(euro)100,000 deposit (bond) as a prerequisite to file an appeal. On April 16, 2004, ADICAE opposed the decision that provided for such deposit and on April 28, 2004, Terra Networks, S.A. filed a counterclaim requesting the confirmation of such decision. On May 20, 2004, the Central Instruction Court rejected the opposition filed by ADICAE. This resolution was appealed by ADICAE and we opposed to the appeal. The court has not yet ruled on the appeal.

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

     In turn, the National Appellate Court has rejected the appellant's request for an ex parte or inter parties injunctive stay of the aforementioned decision.

     A brief was filed on December 19, 2003 by the Government Legal Service. We also replied on February 12, 2004 to the application filed by ACCTER for judicial review.

     At present the process is pending to set a date to pass judgement on this claim.

   Class action lawsuit filed by a stockholder of Terra Networks in the U.S. in connection with the merger between Telefonica, S.A. Terra Networks, S.A.

     On February 22, 2005, a class action was filed with the Supreme Court of the State of New York County of Westchester by an owner of ADSs of Terra Networks, S.A. against Telefonica, S.A., Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A.

     This action is based, among other things, on the claim that the price offered by us to the stockholders of Terra Networks, S.A. did not reflect the intrinsic value of the shares of Terra Networks.

Regulatory Sanctions

     In 2001 and 2002, the Telecommunications Market Commission and the Spanish Competition Court initiated sanctioning proceedings against Telefonica de Espana for its actions as dominant operator.

     The following resolutions have been imposed by the Telecommunications Market Commission and the Spanish Competition Court, which have been appealed before the competent authorities:

   Spanish Competition Court's resolution dated March 8, 2000

     On March 8, 2000, the Spanish Competition Court imposed on Telefonica de Espana a fine amounting to (euro)8,414,169.46 for violating Article 6 of the Spanish competition Law 16/89 (Ley 16/89 de Defensa de la Competencia) and of
Article 82 of the EC Treaty, finding to have been practices in abuse of dominant position by Telefonica de Espana in the launching of the advertising campaign "Planes Claros".

     On September 22, 2003, Telefonica de Espana filed a contentious-administrative appeal before the Spanish Court "Audiencia Nacional" against such resolution. This appeal was partially admitted on the grounds that the Spanish Competition Court's resolution was contrary to the law regarding the proportionality of the sanction imposed, and reduced it to (euro) 901,518.16.

     Telefonica de Espana, the State lawyer, and the co-plaintiff, Retevision, filed a final appeal before the Spanish Supreme Court ("Recurso de Casacion") against this judgment. Retevision later withdrew its appeal.

   Telecommunications Market Commission's resolution dated July 23, 2002

     On July 23, 2002, the Telecommunication Market Commission imposed on a fine amounting to (euro)18 million Telefonica de Espana for infringement of the "Closed User Group" regulation as interpreted by the Telecommunications Market Commission.

     On July 31, 2002, Telefonica de Espana filed a contentious-administrative appeal to the Spanish Court "Audiencia Nacional" against this sanction.

     On July 8, 2004, the Appeals Court notified Telefonica de Espana that it had dismissed its appeal. On October 18, 2004 Telefonica de Espana filed a final appeal (Recurso de Casacion) against the Court's decision before the Spanish Supreme Court.

   Telecommunications Market Commission's resolution dated October 24, 2002

     On October 24, 2002, the Telecommunication Market Commission imposed a fine amounting to (euro)13.5 million on Telefonica de Espana for breach of its obligations relating to voice capacity and data interconnection.

     On February 10, 2003, Telefonica de Espana filed a contentious-administrative appeal to the Spanish Court "Audiencia Nacional" against this sanction. The administrative appeal is pending a court resolution.

   Telecommunications Market Commission's resolution dated July 10, 2003

     On July 10, 2003 the Telecommunication Market Commission imposed a fine amounting to (euro)8 million on Telefonica de Espana for infringement of Telecommunications Market Commission's resolution relating to the prices applied by Telefonica de Espana to Vic Telehome, S.A.

     On September 10, 2003, Telefonica de Espana lodged a contentious-administrative appeal to the Spanish Court "Audiencia Nacional" against this sanction.

   Spanish Competition Court's resolution dated April 1, 2004

     On April 1, 2004, the Spanish Competition Court imposed a fine amounting to
(euro)57 million on Telefonica de Espana for infringement of Article 6 of the Spanish competition Law 16/89 (Ley 16/89 de Defensa de la Competencia) and of
Article 82 of the EC Treaty, finding that we had abused our dominant position by making conditional the provision of certain supplementary services to customers to the inexistence of carrier pre-selection and by launching unfair advertising campaigns that misled customers and denigrated competitors.

     On April 16, 2004, Telefonica de Espana filed a contentious-administrative appeal to the Spanish Court "Audiencia Nacional" against this sanction.

     The Appeals Court has resolved to partially accept the suspension of the decision rendered by the Spanish Competition Court on April 1, 2004, the Appeals Court has specifically resolved to suspend our payment of the fine imposed on us by the Spanish Competition Court, amounting to (euro)57 million until a final judgment is rendered.

   Proceedings and Convictions

     During the last five years, neither we nor, to the best of our knowledge, any person listed in Item 6 above:

     o has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors; or

     o has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state laws or finding any violation with respect to such laws.

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

     The table below sets forth these capital increases carried out during those years:

     Date of Shareholders' Meeting Approving        Number of      Date Capital Increase
                 Capital Increase                 Shares Issued       was Carried Out
-----------------------------------------------------------------------------------------
June 24, 1998.................................      61,492,674       January 1999
June 24, 1998.................................      62,722,527       April-May 1999
March 26, 1999................................      63,976,992       November 1999
April 7, 2000.................................      86,814,214       January 2001
April 7, 2000.................................      89,203,045       March 2001
June 15, 2001.................................      93,438,317       January-February 2002
June 15, 2001.................................      95,307,084       March-April 2002
April 12, 2002................................      97,213,225       January-February 2003
April 12, 2002................................      99,157,490       March 2003

     Following increased cash flow generation, we considered cash dividend payments to be appropriate. Accordingly, at the Annual General Shareholders' Meeting held on April 11, 2003, the shareholders approved the distribution of a dividend of (euro) 0.25 per share payable in cash, marking the end of the alternative dividend policy. The first payment was made effective on July 3, 2003, consisting of (euro)0.13 per share and the second payment of (euro)0.12 per share was made effective on October 15, 2003. In both cases, the dividends were charged against the item "Additional paid-in capital".

     At the Annual General Meeting of shareholders held on April 30, 2004, the shareholders approved the distribution of a dividend of (euro)0.20 per share payable in cash and a distribution of a share premium of (euro)0.20 per share payable in cash. The first payment of (euro)0.20 per share payable from 2003 net income was made on May 14, 2004 and the second payment of (euro)0.20 per share from additional paid in capital reserve will be made on November 12, 2004.

     For fiscal year 2004, and according to the current shareholder remuneration policy approved by the Board of Directors of the Company at its meeting held on July 23, 2003, Telefonica's Board of Directors has approved the following:

     o the distribution of an interim dividend of (euro)0.23 per share payable in cash from 2004 net income. This payment will be made on May 13, 2005;

     o to propose to the next annual general meeting of shareholders the distribution of a share premium of (euro) 0.27 per share from additional paid in capital reserves. Subject to shareholder approval, this payment will be made on November 11, 2005;

     o to submit to next annual general meeting of shareholders a proposal to distribute Telefonica treasury stock among its shareholders in the proportion on one share (1) for every twenty five shares (25). The distribution, subject to shareholder approval, will be charged against paid in capital reserves.

     The table below sets forth the annual cash dividends per share paid by us from net income for each of the periods listed during the past five years.

           Fiscal Year ended December 31,               Cash Dividends per Share
--------------------------------------------------------------------------------
                                                                 (euro)
2004..............................................                0.23
2003..............................................                0.20
2002..............................................                  --

            Fiscal Year ended December 31,         Cash Dividends per Share
     ----------------------------------------------------------------------
                                                            (euro)
     2001.......................................               --
     2000......................................                --

     Distribution of Antena 3 shares to shareholders

     At our annual General Shareholders' Meeting of shareholders held on April 11, 2003, our shareholders approved the distribution of 50,000,400 shares of Antena 3 representing 30% of the outstanding share capital of the company. The number of shares to be distributed to each of our shareholders would be the result of dividing the number of Antena 3 shares to be distributed by the number of our shares who had a right to such distribution. Subsequent to the resolution adopted at the General Shareholders' Meeting of Antena 3, S.A. on August 29, 2003, the nominal value of its shares was modified from one euro to three euro. The distribution represented 30% of the share capital of Antena 3, totaling 16,666,800 shares. The exchange ratio was set at one share of Antena 3 for every
295.60802997576 of our shares and our shareholders who were entitled to a fraction of an Antena 3 share as a result of applying the above described exchange ratio received a cash payment for such fractions. For this purpose, the Antena 3 shares were assigned a value of (euro)25.20. This distribution was subject to us commencing an initial public offering of the Antena 3 shares in the Madrid, Barcelona, Bilbao and Valencia stock exchanges, before November 20, 2003.

     Antena 3 prepared a full prospectus relating to the listing of all of its shares on the Madrid, Barcelona, Valencia and Bilbao stock exchanges, and their inclusion in the Spanish Automated Quotation System ("sistema de interconexion bursatil"), according to the requirements laid down in Spanish securities exchange laws. The prospectus was verified and was registered by the Spanish Securities Markets Commission on October 17, 2003 thereby fulfilling the condition precedent for the resolution adopted by our shareholders on our annual general meeting held on April 11, 2003, regarding the extraordinary in-kind distribution to our shareholders of part of the Additional Paid-in Capital Reserve by means of allocation of shares representing 30% of the share capital of Antena 3.

     The Antena 3 shares received by Citibank N.A. as ADR depositary were sold in the Spanish market and the proceeds, $0.3227182 per ADR, distributed to ADR holders as of the ADR record date on November 6, 2003.

ITEM 9.  THE OFFERING AND LISTING

A.   OFFER AND LISTING DETAILS

General

     Our ordinary shares, nominal value one euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol "TEF". They are also listed on various foreign exchanges such as the London, Frankfurt, Paris, Buenos Aires and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges and through the SEAQ International System of the London Stock Exchange. Our shares are eligible for deposit in the Euroclear system. Our BDSs are listed on the Sao Paulo Stock Exchange. Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

     The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for the shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares.

                                                                Per Share
                                                             ----------------
                                                             High        Low
                                                             ----------------
                                                                 (euro)
                                                             ----------------
Year ended December 29, 2000.............................    32.60      17.50
Year ended December 28, 2001.............................    21.10      10.11
Year ended December 30, 2002.............................    15.75       7.45
Year ended December 30, 2003.............................    11.78       7.82

                                                                Per Share
                                                             ----------------
                                                             High        Low
                                                             ----------------
                                                                 (euro)
                                                             ----------------
Year ended December 30, 2004.............................    13.96      11.20
Quarter ended March 31, 2003.............................    10.18       7.82
Quarter ended June 30, 2003..............................    10.40       8.70
Quarter ended September 30, 2003.........................    11.11       9.83
Quarter ended December 30, 2003..........................    11.78      10.23
Quarter ended March 31, 2004.............................    13.44      11.98
Quarter ended June 30, 2004..............................    13.06      11.33
Quarter ended September 30, 2004.........................    12.25      11.20
Quarter ended December 30, 2004..........................    13.96      12.59
Quarter ended March 31, 2005.............................    14.56      13.44
Quarter ended June 30, 2005 (through April 14)...........    13.49      13.25
Month ended December 30, 2004............................    13.96      13.49
Month ended January 30, 2005.............................    14.03      13.44
Month ended February 28, 2005............................    14.56      13.90
Month ended March 31, 2005...............................    14.12      13.44
Month ended April 30, 2005 (through April 14)............    13.49      13.25

---------------------------------------
Source: Madrid Stock Exchange Information.

     On April 14, 2005, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was (euro)13.47 per share, equal to $17.27 at the Noon Buying Rate for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

     Our ADSs are listed on the New York Stock Exchange under the symbol "TEF" and are quoted through SEAQ International. Citibank, N.A. is the Depositary issuing ADRs evidencing the ADSs pursuant to the Deposit Agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as of June 23, 2000, among Telefonica, the Depositary and the holders from time to time of ADRs. Each ADS represents the right to receive three shares.

     The table below sets forth, for the periods indicated, the reported high and low quoted closing prices sales prices, as adjusted for all stock splits, of our ADSs on the New York Stock Exchange:

                                                               Per ADS
                                                           High         Low
                                                              (dollars)
Year ended December 29, 2000........................       83.19       41.46
Year ended December 31, 2001........................       54.46       27.35
Year ended December 31, 2002........................       39.43       21.47
Year ended December 31, 2003........................       44.38       26.08
Year ended December 31, 2004........................       56.70       40.59
Quarter ended March 31, 2003........................       31.39       26.08
Quarter ended June 30, 2003.........................       36.61       28.54
Quarter ended September 30, 2003....................       37.26       33.32
Quarter ended December 31, 2003.....................       44.38       35.84
Quarter ended March 31, 2004........................       51.67       43.70
Quarter ended June 30, 2004.........................       46.95       40.59
Quarter ended September 30, 2004....................       45.25       41.13
Quarter ended December 31, 2004.....................       56.70       46.12
Quarter ended March 31, 2005........................       56.89       51.86
Quarter ended June 30, 2005 (through April 14)......       52.32       51.30
Month ended December 31, 2004.......................       56.70       54.20
Month ended January 30, 2005........................       56.22       52.26
Month ended February 27, 2005.......................       56.63       54.27
Month ended March 31, 2005..........................       56.01       51.97
Month ended April 30, 2005 (through April 14).......       52.32       51.30

---------------------------------------
Source: Bloomberg.

     At December 31, 2004, approximately 220,898,472 of our shares were held in the form of ADSs by 1,035 holders of record, including Cede & Co., the nominee of The Depository Trust Company. The number of ADSs outstanding was 87,854,712 at December 31, 2004.

Spanish Securities Market Legislation

     The Spanish Securities Act which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

     o established an independent regulatory authority, the CNMV, to supervise the securities markets;

     o established a framework to regulate trading practices, public offerings, tender offers and insider trading;

     o    required stock exchange members to be corporate entities;

     o required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

     o    established the legal framework for the Automated Quotation System;

     o    exempted the sale of securities from transfer and value added taxes;

     o    deregulated brokerage commissions; and

     o provided for transfer of shares by book-entry or by delivery of evidence of title.

     Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

     o The concept of the "investment services company" was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

     o An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anonima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

     o The European principle of "single passport" or "single license" was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the "home country principle"), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the "host country principle").

     o Spanish investment services companies wishing to render their services overseas must be authorized to do so. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

     o An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

     On July 8, 2003, in order to increase the transparency of the Spanish financial markets, the Spanish parliament passed the so-called "Transparency Act" ("Ley de Transparencia"), also known as "Ley Aldama". The Act regulates the corporate governance structure of listed companies, setting out new reporting obligations and defining the duties of directors and their legal liabilities. The Transparency Act amends the Securities Market Act of 1988 (24/1988) and the Public Companies Act approved by Legislative Royal Decree 1564/1989.

Securities Trading in Spain

     The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2004, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

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

     In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas S.A. may establish an opening price without regard to the reference price (the previous trading day's closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

     The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called "static" range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called "dynamic" range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above "static" and "dynamic" ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the "static" and "dynamic" ranges will apply over such reference price.

The "static" and "dynamic" ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas, S.A.

     Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas S.A., at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than (euro)300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas S.A., before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas S.A.) at any price if:

     o the trade involves more than (euro)1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

     o the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

     o the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

     o    Sociedad de Bolsas finds other justifiable cause.

     Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletin de Cotizacion and in the computer system by the beginning of the next trading day.

   Clearance and Settlement System

     A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduced a new article, 44-bis to the Ley del Mercado de Valores (the "Spanish Securities Act") under which Sociedad de Sistemas is created.

     The Sociedad the Sistemas de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores S.A., or Sociedad de Sistemas, is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Espanoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (the "Sociedad Holding"), has the following functions:

     o Bookkeeping of securities represented by means of book entries admitted to trading in the Stock Markets or in the Public Debt Book Entry Market.

     o Managing the clearance and settlement system for the brokerage transactions in the stock markets and at the Public Debt Book Entry Market.

     o Providing technical and operational services directly linked to the registry, clearance and settlement of securities, or any other service required by the Sociedad de Sistemas to be integrated with any other registry, clearance, and settlement systems.

     The Sociedad de Sistemas will provide the CNMV, the "Banco de Espana", and the "Ministro de Economia", with the information that these entities may request regarding the registry, clearance, and settlements performed within the systems managed by the Sociedad de Sistemas.

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

     Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with the Sociedad de Sistemas) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. The Sociedad de Sistemas, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

     o the member entity appearing in the records of the Sociedad de Sistemas as holding the relevant shares in its own name; or the investor appearing in the records of the member entity as holding the shares.

     The settlement of any transactions must be made three business days following the date on which the transaction was carried out.

     Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner's request the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, the Sociedad de Sistemas is in charge of the issuance of the certificate with respect to the shares held in the member entity's name.

     Brokerage commissions are not regulated. Brokers' fees, to the extent charged, will apply upon transfer of title of shares from the Depositary to a holder of ADRs in exchange for such ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Please see "--Offer and Listing Details".

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10..ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summary describes certain material considerations concerning our capital stock and briefly describes certain provisions of our bylaws (estatutos) and Spanish law.

Corporate Objects

     Section 4 of Part I of our bylaws sets forth our corporate objects:

     o delivery and exploitation of any and all kinds of public and private telecommunication services and, to such end, to design, install, preserve, repair, improve, acquire, dispose of, connect, administer, manage and perform whatever other activities other than those mentioned above with respect to any types of networks, lines, satellites, items of equipment, systems and items of technical infrastructure, both existing or to be created in the future, including the property upon which any and all of the above items are set up;

     o delivery and exploitation of any and all types of ancillary or supplementary services, as well as of any services that may stem from communication activities;

     o research and development, promotion and application of any and all component principles, items of equipment and systems which are directly or indirectly used in telecommunications;

     o manufacturing, production and, generally, any and all forms of industrial activities related to telecommunications; and

     o acquisition, disposal and, generally, any and all forms of trade activities related to telecommunications.

Director Qualification

     In order to be elected as a director, a person must have held a number of our shares representing a par value of no less than (euro)3,000 for at least three years prior to his or her election. These shares may not be transferred so long as such person remains a director. This requirement does not apply to any person who, at the time of his or her appointment, has either a labor or professional relationship with the company or is expressly exempted from such requirement by a vote of at least 85% of the Board of Directors.

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

     A director must retire upon reaching the age of 70. Such retirement shall take effect at the first board meeting following the general shareholders' meeting that approves the financial statements for the year in which such director turned 70.

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

     Committees. We have an Audit and Control Committee since 1997, composed of two non-executive directors and two directors deemed independent by our Board of Directors. These committees' functions and duties are similar to those required by the NYSE.

     U.S. companies listed on the NYSE must also have an audit committee meeting certain specified requirements. Listed foreign private issuers, such as us, must comply with this NYSE rule by July 31, 2005. As of the date of this Annual Report report, our Audit and Control Committee was composed of two non-executive directors and two directors deemed independent by our Board of Directors of Telefonica S.A. This committee's functions and duties are similar to those required by the NYSE.

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

Description of Telefonica Capital Stock

   Description of Share Capital

     At April 15, 2005, our issued share capital consisted of 4,955,891,361 ordinary registered shares with a nominal value of (euro)1.00 each. Our shareholders have delegated to the Board of Directors the authority to issue up to 2,274,667,655 new shares. The Board's authorization to issue new shares expires on June 15, 2006.

   Meetings and Voting Rights

     We hold our ordinary general shareholders' meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary general shareholders' meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing 5% of our paid-in share capital. We publish notices of all ordinary and extraordinary general shareholders' meetings in the Official Gazette of the Commercial Registry and in at least one newspaper in Madrid at least fifteen days before the relevant meeting.

     Each share of Telefonica entitles the holder to one vote. However, only registered holders of shares representing a par value of at least (euro)300, which currently equals at least 300 shares because our shares have a par value of (euro)l each, are entitled to attend a general shareholders' meeting. Holders of shares representing a par value of less than (euro)300, meaning less than 300 shares, may aggregate their shares by proxy and select a representative that is a shareholder to attend a general shareholders' meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders' meeting. However, under our bylaws, no shareholder may vote a number of shares exceeding 10% of the total outstanding voting capital.

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

     Shareholders representing, in person or by proxy, at least 50% of our subscribed voting capital constitute a quorum on a first call for shareholders' meetings at which shareholders will be voting on any of the following actions:

     o    issuance of bonds;

     o    increase or reduction of share capital;

     o    amendment of corporate purpose;

     o    any other amendment of our bylaws; or

     o    merger, split or spin-off of Telefonica.

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

   Dividends

     Shareholders vote on final dividend distributions at the shareholders' meeting. Distributable profits are equal to:

     o    net profits for the year; plus

     o    profits carried forward from previous years; plus

     o    distributable reserves; minus

     o    losses carried forward from previous years; minus

     o    amounts allocated to reserves as required by law or by our bylaws.

     The Board of Directors can make interim dividend payments without a prior shareholder vote on the issue. However, under those circumstances, the dividend is limited to distributable net profits of the current year and is subject to certain legal requirements.

     Unclaimed dividends revert to Telefonica five years from their date of payment.

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

C.   MATERIAL CONTRACTS

Material Contracts

   Agreement with Bellsouth

     On March 5, 2004 Telefonica Moviles entered into a stock purchase agreement with BellSouth to acquire 100% of BellSouth's interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

     The effective transfer of the shares of these companies was conditional, among other things, upon the attainment of the required regulatory authorizations in each country and on the approvals, if any, required, from the minority stockholders of the various operators. All the holdings of BellSouth in the operators located in Ecuador, Guatemala and Panama were transferred on October 14, 2004. All holdings in the operators located in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. All holdings in the operator in

Chile were transferred on January 7, 2005, and the holdings in the Argentinian operator were transferred on January 11, 2005.

     Under this agreement the aforementioned operators were valued at $5,850 million and their net debt was assumed. The total acquisition cost for Telefonica Moviles, adjusted by the net debt of all the companies, amounted to
(euro)3,252.5 million in 2004 (excluding Chile and Argentina, which were acquired in 2005).

     In addition to acquiring BellSouth's wireless operators in Latin America, in compliance with the commitments assumed under the share purchase agreement, Telefonica Moviles launched an offer for the acquisition of the minority interests in these companies, the purchase price in each case being equal to the price agreed with BellSouth.

Other Important Agreements

   Agreement with Sogecable

     In May 2002, Admira entered into an agreement with Sogecable to integrate Via Digital and Canal Satelite Digital, which is the pay television and satellite broadcast platform of Sogecable. The integration was subject to the satisfaction of certain conditions, including the approval of 100% of the shareholders of Via Digital to subscribe a capital increase through a share exchange and the receipt of several administrative authorizations. Under the agreement, Sogecable issued 28,981,121 new shares in exchange for the total issued and outstanding shares of Via Digital at the date of the exchange. To date, we together with Telefonica de Contenidos own 23.83% of the resulting company. See "Item 4--Information on the Company--Business Overview--Worldwide Audiovisual Content and Media--Telefonica de Contenidos (Formerly Admira)".

     Also, on August 7, 2003, Telefonica de Contenidos acquired a commitment, up to a maximum of (euro)80 million, to guarantee compliance with the payment obligations arising for Sogecable under the aforementioned syndicated loan and credit facility, or to indemnify the syndicate of banks and savings banks up to the same amount against the damage and loss that the syndicate may suffer if any of Sogecable's obligations in relation to the contract were to be rendered null, void or ineffective for Sogecable.

     See "Item 4--Information on the Company--Business Overview--Worldwide Audiovisual Content and Media--Telefonica de Contenidos (Formerly Admira)".

   Uno-e Bank

     On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction. After the integration had taken place, Terra Networks, S.A.'s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

   Atento

     On October 24, 2003, BBVA, Telefonica, S.A. and Atento N.V. entered into an Agreement establishing the terms and conditions under which BBVA, through General de Participaciones Empresariales, S.L. (GPE) became a stockholder of Atento N.V. by contributing all the shares of Procesos Operativos, S.A. As a result of the performance of this agreement, Telefonica, S.A. currently owns shares representing 91.35% of the capital stock of Atento N.V., and GPE owns the remaining 8.65%.

D.   EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

   Preliminary administrative authorization of certain transactions (Golden
   Share)

     On May 13, 2003, the European Court of Justice ("ECJ") ruled (in the case C-463/00, European Communities Commission vs. The Kingdom of Spain), that the preliminary authorization rules (golden share) set forth in Law 5/1995, requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ's May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefonica Group, is applicable until February 2007.

     The post-closing notification requirements described in Law 5/1995 apply to us, Telefonica Moviles S.A., Telefonica de Espana S.A.U., and Telefonica Moviles Espana S.A.U., and must be observed in the following transactions:

     o transfer or encumbrance of strategic assets located in Spain by Telefonica de Espana and Telefonica Moviles Espana. Transactions affecting these assets carried out between Telefonica Group companies are exempt and need only be reported through a written communication to the competent regulatory body;

     o transfer or encumbrance of shares or any other securities of Telefonica de Espana by Telefonica S.A., Telefonica Moviles S.A. by Telefonica S.A. and Telefonica Moviles Espana by Telefonica Moviles S.A., when such transactions result in a change of control, or the sale of holdings representing 50% or more;

     o    substitution of Telefonica Moviles Espana S.A.U.'s business purpose;

     o direct or indirect acquisition of our or Telefonica Moviles S.A.'s shares representing 10% or more of each company's share capital. Financial transactions which do not result in a change of control or in a change of management are exempt from the requirements of Law 5/1995; and

     o voluntary winding-up, spin-off or merger need only be reported through a simple written communication, except where these operations affect strategic assets specified in Law 5/1995, which will require the post-closing notification. The above-mentioned transaction between members of the Telefonica Group affecting strategic assets are exempt from the post-closing notification.

   Ownership Limitations

     The new General Telecommunications Law ("GTL") enacted on November 3, 2003 eliminated existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the new GTL provides for the application of the reciprocity principle under existing international treaties or agreements signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the new GTL.

   Trading by Telefonica in its own Shares or Shares of Companies under its Control

     At December 31, 2004, we held 207,245,179 shares of treasury stock, representing 4.18% of our capital stock. At March 31, 2005, we held 247,704,407 shares of treasury stock, representing 5% of our capital stock. We have announced our commitment to dedicate a minimum of (euro)4 billion to the acquisition of our treasury stock over the 2003-2006 period.

     The Spanish Corporations Law prohibits the purchase by us and our subsidiaries of shares in the secondary market except in the following limited circumstances:

     o the purchase of shares must be authorized by a general meeting of shareholders of Telefonica and, in the case of a purchase of shares by a subsidiary, also by a general meeting of shareholders of the subsidiary;

     o the shares so purchased have no economic or voting rights while held by Telefonica and have no voting rights while held by its subsidiaries;

     o the purchaser must create reserves equal to the purchase price of any shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company; and

     o the total number of shares held by Telefonica and its subsidiaries may not exceed 5% of the total capital of Telefonica.

     Any acquisition of shares of Telefonica exceeding, or that causes Telefonica's and its subsidiaries' holdings to exceed, 1% of Telefonica's share capital must be reported to the CNMV.

     At a general meeting of shareholders held in April 2003, Telefonica's shareholders authorized the Board of Directors to acquire shares of Telefonica for a period of 18 months from the date of authorization. The new authorization also applies to companies under our control. Pursuant to the new authorization, the aggregate nominal value of the shares held by us or any of our subsidiaries cannot exceed 5% of our shareholders' equity. Consistent with applicable Spanish laws and regulations and the authorization of our shareholders, from time to time we or our affiliates engage in transactions involving securities of members of the Telefonica Group. These transactions may include purchases of shares of group members, forward contracts with respect to these shares and other similar transactions. At the general meeting of shareholders held in April 2004, this authorization was extended for an additional 18 months from the date of the meeting.

   Other Restrictions on Acquisitions of Shares

     A person or group of persons that directly or indirectly exercises beneficial ownership or control of 5% or more of the outstanding shares, or which increases or decreases the number of shares which it owns or controls to an amount which equals or exceeds any multiple of 5% of such outstanding shares, must inform the following entities of such ownership:

     o    Telefonica;

     o the Stock Exchange Management Companies of the Spanish stock exchanges on which the shares are listed;

     o    the CNMV; and

     o in the case of a foreign person or group of persons, the General Directorate of Commercial Policy and Foreign Investments.

     A person or group that is a member of our Board of Directors must report any acquisition or transfer, regardless of size, of our capital stock. A person or group of persons that fails to inform any of the above entities after reaching any of the indicated thresholds may incur fines and penalties. Additionally, if a company fails to inform us after reaching ownership or control of 10% of the outstanding shares or increases the shares it controls to equal or exceed any successive multiple of 5%, the rights corresponding to those shares will be suspended until a proper notification to us is made. For reporting requirements concerning acquisitions by us or our affiliates of our shares, see "--Trading by Telefonica in its own Shares or Shares of Companies under its Control" above.

   Dividend and Liquidation Rights

     At the general meeting of shareholders held on April 11, 2003, we announced a new dividend policy aimed at providing cash dividend payments. The meeting approved a (euro) 0.25 dividend payment per share for 2003. The first payment of
(euro) 0.13 per share was made effective on July 3, 2003, and the second payment of (euro) 0.12 per share was made effective on October 15, 2003. At the annual general meeting of shareholders held on April 30, 2004, the shareholders approved the distribution of a dividend of (euro)0.20 per share payable in cash and a distribution of (euro)0.20 as share premium per share payable in cash. The first payment of (euro)0.20 per share payable from 2003 net income was effective on May 14, 2004 and the second payment of (euro)0.20 per share from Additional Paid- in capital reserve will be made on November 12, 2004.

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

     Dividends payable by us to non-residents of Spain ordinarily are subject to a Spanish withholding tax. For the tax implications of dividends, see "--Taxation".

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

Preemptive Rights and Increases of Share Capital

     Pursuant to the Spanish Corporations Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares and for bonds convertible into shares. Such rights may not be available under special circumstances if precluded by a resolution passed at a general meeting of shareholders in accordance with Article 159 of the Spanish Corporations Law, or the Board of Directors, if authorized. Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration. Such rights:

     o    are transferable;

     o    may be traded on the Automated Quotation System; and

     o may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

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

E.   TAXATION

     The following is a general summary of material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon U.S. tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990, together with related protocol (the "Treaty"), all as currently in effect and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

     As used herein, the term "U.S. Holder" means a beneficial owner of one or more shares or ADSs:

     (a)  who is, for U.S. federal income tax purposes, one of the following:

          i.   a citizen or resident of the United States,

          ii. a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, or

          iii. an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;

     (b) who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

     (c) who holds the shares or ADSs as capital assets for U.S. federal income tax purposes;

     (d) who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Telefonica; and

     (e) whose holding is not effectively connected with a permanent establishment in Spain.

     This summary does not address tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities or foreign currencies, persons holding the shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

     If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released. For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts will generally be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

     This discussion assumes that Telefonica is not, and will not become, a passive foreign investment company ("PFIC"), as discussed below under "United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules."

     U.S. Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

Spanish Tax Considerations

   Taxation of Dividends

     Under Spanish law, dividends paid by a Spanish resident company to a U.S. Holder of shares or ADSs are subject to an income tax withheld at source on the gross amount of dividends, currently at a 15% tax rate.

   Taxation of Extraordinary Distributions

     On November 12, 2004 we made a special distribution of euro 0.20 per share consisting of a distribution of paid-in surplus. Under Spanish law, this distribution is subject to special tax treatment. In general, the amount of this distribution received in cash is not taxable under Spanish income tax law but instead reduces the acquisition cost of the shares or ADSs for Spanish tax purposes (i.e., in the event of a subsequent sale or disposition of the shares or ADSs, the amount of gain realized will be higher). If the amount of the distribution exceeds the adjusted acquisition cost of a U.S. Holder for the shares or ADSs, that U.S. Holder will be subject to tax on the excess at a rate of 15% and be required to file a Spanish Form 210 along with payment of the tax within one month of the distribution. No amount will be withheld by us in respect of Spanish taxes on this distribution.

   Taxation of Capital Gains

     Spanish income tax is generally levied at a 35% tax rate on capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

     Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the twelve months preceding the disposition of the shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS, such U.S. Holder is a U.S. resident within the meaning of the Treaty. Spanish law requires that both of these forms be filed within one month from the date the capital gain is realized. Beginning July 5, 2004, U.S. Holders were required to request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a statement by the U.S. Holder declaring that it was or will be a resident of the United States for the period for which the Treaty benefit is claimed.

   Spanish Wealth Tax

     Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, U.S. Holders who held shares or ADSs located in Spain or deemed to be located in Spain on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. U.S. Holders should consult their tax advisors with respect to the Spanish Wealth Tax.

   Spanish Inheritance and Gift Taxes

     Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary. The applicable tax rate, after applying all relevant factors, ranges from between 7.65% and 81.6% for individuals. Gifts of shares granted to corporate U.S. Holders are subject to corporate tax which is generally levied at the rate of 35%.

   Expenses of Transfer

     Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value added tax. Additionally, no stamp tax will be levied on such transfers.

United States Federal Income Tax Considerations

   Taxation of Dividends

     Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefonica's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefonica. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

     Spanish taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder's circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. Holder may elect to deduct such Spanish taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

   Taxation Upon Sale or Other Disposition of Shares or ADSs

     A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between such U.S. Holder's tax basis in the shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition. Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

     As discussed under "Spanish Tax Considerations--Taxation of Capital Gains" above, gain realized by a U.S. Holder on the sale or other disposition of shares or ADSs may be subject to Spanish tax unless the U.S. Holder provides the relevant Spanish tax authorities with both a certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. U.S. Holders are advised to submit IRS Form 8802 and the accompanying declaration to the IRS well in advance of the date on which the IRS Form 6166 that will be issued by the IRS may be required by the Spanish tax authorities, as there may be delays in obtaining the necessary forms. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale or other disposition of shares or ADSs and the procedures available for an exemption from such tax.

   Passive Foreign Investment Company Rules

     Telefonica believes that it was not a PFIC for U.S. federal income tax purposes for its 2004 taxable year. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefonica will not be considered a PFIC for any taxable year. If Telefonica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

     If Telefonica is treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of a share or

ADS would be allocated ratably over the U.S. Holder's holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefonica became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares or ADSs in excess of 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

     In addition, if Telefonica were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

   Information Reporting and Backup Withholding

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

F.   DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G.   STATEMENTS BY EXPERTS

     Not Applicable.

H.   DOCUMENTS ON DISPLAY

Where You Can Find More Information

     We file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services. Some SEC filings of ours are also available at the website maintained by the SEC at "http://www.sec.gov".

     Our ADSs are listed on the New York Stock Exchange under the symbol "TEF". You may inspect any periodic reports and other information filed with the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.

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

     We have appointed Citibank, N.A. to act as depositary for the Telefonica ADSs. Citibank will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of Telefonica. Any record holder of Telefonica ADSs may read such reports, notices or summaries thereof, and communications at Citibank's office located at 111 Wall Street, New York, New York 10043.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to diverse financial market risks due to (i) our business activities, (ii) the debt acquired to finance our business, (iii) our shareholdings in various companies, and (iv) other related financial instruments that we have entered into.

     The main market risks that affect the companies in the Telefonica Group are:

     o Exchange rate risk. This risk arises mainly due to (i) our international presence and resulting investments in Latin America, and (ii) debt denominated in currencies other than the euro or denominated in the currencies of countries where our businesses are located.

     o Interest rate risk. This risk arises mainly due to fluctuations in the interest rates affecting (i) the financial costs associated with variable interest rate debt (or debt with short term maturity and foreseeable renewal), and (ii) the value of our long-term liabilities with fixed interest rates (the market value of this debt rises when interest rates drop).

     o Share price risk. This risk arises mainly due to (i) the variation in value of our shareholdings in other companies that are not globally or proportionally consolidated, (ii) derivatives affecting our shareholdings, (iii) our own shares held in our portfolio (treasury shares) and (iv) derivatives affecting our own shares or the shares of companies in which we hold or may hold an interest.

     We also face liquidity risk and "country risk". Liquidity risk arises due to the possible imbalances between our capital needs (due to operating and financial expenses, investment, debts that have matured, dividends committed) and our sources of funds (revenue, divestments, financing commitments with financial institutions, operations on capital markets).

     "Country risk", which is directly related to market and liquidity risks, consists of the possibility of either, loss of value of the assets or decrease of cash flows generated by such assets and transferred to us. This risk is a direct consequence of political, economic and social instability in the countries in which the Telefonica Group operates, especially Latin America.

     The Telefonica Group actively manages the above mentioned risks, in order to:

     o stabilize cash flows to facilitate financial planning in order to meet our capital requirements;

     o facilitate the understanding and the prediction of our future results by investors;

     o    protect the value of our equity and the value of the investment made.

     In the event any of these objectives conflict with each other, our management evaluates the policy to be followed in each particular situation. In our risk management we use derivative financial instruments, mainly related to exchange rates, interest rates and share prices.

Exchange Rate Risk

     Our objective in exchange rate risk management is that, in the event of depreciation of local Latin American currencies, potential losses in the value of the assets related to our business are offset by savings from the reduction in the euro value of our debt denominated in Latin American currencies.

     Our exchange rate rate risk management endeavors to ensure that, in the event of depreciation Latin American currencies, the decrease in the euro value of our debt denominated in non-euro currencies covers the decrease in expected cash flows for a two-year period. However, our ability to accomplish this objective is limited due to the the limited availability of appropriate debt instruments denominated in certain currencies, such as the Venezuelan bolivar, or due to high transaction costs associated with entering into debt instruments denominated in Latin currencies compared to the expected depreciation of such currencies. Our estimates show that the depreciation of Latin American currencies versus the euro throughout 2003 and 2004 has resulted in a decrease of (euro)236 million of cash outflow generated by us over the last two years. This esimate is calculated by comparing real figures in euro for our cash flows in 2003 and 2004 with the value in euro that cash flows would have been in 2003 and 2004 if the Latin American exchange rates had remained at year 2002 rates. However, depreciation of Latin American currencies and the U.S. dollar versus the euro in 2003 and 2004 has reduced the cost of our debt resulting in savings of approximately (euro)1.08 billion when translating our debt denominated in local currency to euro. Thus, the accumulated cash flow loss over the last two years has been offset by the debt savings. For the year ended December 31, 2004 we estimate that the depreciation of Latin American currencies and the U.S. dollar versus the euro resulted in a loss of cash flows of (euro)18 million, which was offset by savings of (euro)223 million resulting from the reduction of the cost of our debt denominated in such currencies when measured in euros.

     The protection against future depreciation of Latin American currencies in relation to the euro is based on incurring in debt denominated in Latin American currencies. Excluding Mexico (which is a net receiver of cash flow), at December 31, 2004, our debt denominated in Latin American currencies (other than the Mexican peso) amounted to (euro)3.38 billion and was equivalent to 2.1 times the cash flow generated by our Latin American operations (excluding Mexico). However, our debt denominated in Latin American currencies is not uniformly distributed in proportion to the cash flows generated by our Latin American operations in such currencies. Consequently, our future ability to generate savings from our debt denominated in Latin American currencies will depend on where and to what extent depreciation of such currencies versus the euro takes place. For example, at December 31, 2004 we had more assets in Venezuela denominated in the local currency then debt denominated in the local currency. These assets would lose value if the Venezuelan bolivar were to depreciate against the euro and such losses would not be fully offset by savings from the reduction of the cost of our debt denominated in the Venezuelan bolivar measured in euros.

     Also, we protect against the loss of value of our Latin American assets due to depreciation versus the euro by incurring U.S. dollar denominated debt. At December 31, 2004 our net debt (gross debt minus short-term financial assets) denominated in U.S. dollars was equivalent to (euro)2.4 billion, excluding certain U.S. dollar denominated instruments entered into to finance the acquisition of BellSouth's Latin American wireless operations.

     Another essential element of our exchange rate management policy is to minimize negative financial results due to exchange rate variations while still maintaining open currency positions (under strict risk supervision). Difficulties in minimizing this risk have arisen due to the difficulty in hedging external U.S. dollar denominated debt incurred by our subsidiaries in Argentina through derivative contracts. The external U.S. dollar denominated debt of our Argentine subsidiaries was (euro)652 million at December 31, 2004.

Tabular description of market rate sensitive instruments

     At December 31, 2004 we did not maintain any financial instruments for trading purposes, although certain instruments could be classified as held for trading purposes if the relationship between us and the counterparty was not explicitly documented or if both parties considered the instrument to be held for trading. The tables below describe the financial instruments bearing market risk (interest rate risk and foreign exchange risk) for the companies consolidated in the Telefonica Group. Financial instruments reflected in this table comprise debt, temporary financial investments, cash, bank balances and associated derivatives without an optionality feature (mainly interest rate swaps, cross currency swaps and currency forwards). This information has been prepared as follows:

     o The debt obligations are divided according to their final characteristics after taking into account the effect of the associated derivative instruments. They are classified according to the currency in which they are denominated, within the following categories:

          o    Euro

          o    America: U.S. dollar and Latin American currencies

          o    Asian currencies

          o    African currencies

     o The table below also shows the total foreign currency exchange rate exposure for each currency. Each such currency category is further divided into interest rate features:

          o    Floating rate interest

          o    Fixed rate interest

          o    Interest rate bounded with options

In addition, a calendar describing the maturity dates is given for each combination of currency and interest rate feature. Each column shows the notional amount of each debt obligation taking into account associative derivatives maturing in the year indicated at the top of the column through a five-year period. The notional amount outstanding after such five-year period is shown as an aggregate amount in the next column. The column "Total" aggregates all of the notional amounts. Notional amounts do not include accrued interest, except for zero coupon bonds, which include accrued interest from inception to the date of each table. The fair value columns show the value for
(i) the underlying debt,(ii) the derivatives linked to the underlying debt, and
(iii) the total (the sum of the two previous values).

      SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS
                              AT DECEMBER 31, 2004


                    (in millions of euro, except percentages)

                                                     MATURITY
                                                       DATES                                   FAIR VALUE (in millions of euro)
                         -----------------------------------------------------------------------------------------------------------

                                                                                            Underlying  Associated            Book
                           2005      2006     2007     2008     2009   Subsequent   TOTAL      Debt     Derivatives  TOTAL    Value
                         -----------------------------------------------------------------------------------------------------------
EURO ...................   5,755    2,125      534      774     1,286     4,960    15,434     12,152       4,432    16,584   15,434
                         -----------------------------------------------------------------------------------------------------------
Floating Rate ..........      (3)       6     (286)     (47)       (2)      137      (195)     2,606      (2,777)     (171)    (195)
      Spread-Ref Euribor (776.70)%  34.24%   (0.05)%   5.36%   (72.67)%    3.12%   (12.95)%     --          --        --       --
Fixed Rate .............   5,309    2,111      812      814       788     4,599    14,433      8,808       6,736    15,544   14,433
      Interest Rate ....    4.58%    3.97%    5.27%    4.16%     4.24%     6.07%     4.96%      --          --        --       --
Bounded Rate ...........     448        8        8        8       500       224     1,195        738         473     1,211    1,195
                         -----------------------------------------------------------------------------------------------------------
AMERICA ................     200      739      740    1,054       907     1,635     5,275      8,492      (2,761)    5,730    5,275
                         -----------------------------------------------------------------------------------------------------------
Instruments in USD .....  (1,776)      23      316      235       629     1,600     1,026      7,707      (6,232)    1,474    1,026
Floating Rate ..........    (699)    (155)      45       73      --          (5)     (742)     2,548      (3,239)     (690)    (742)
      Spread ...........   (0.33)%  (0.66)%   3.81%    1.20%     --      (10.38)%   (0.87)%     --          --        --       --
Fixed Rate .............    (428)     179      271      152        61     1,387     1,621      5,158      (3,155)    2,004    1,621
      Interest Rate ....    7.34%    9.77%    9.43%    7.24%     5.02%     7.89%     8.33%      --          --        --       --
Instruments in ARS .....     133       59       54     --        --        --         246         89         127       217      246
Floating Rate ..........      66       16        1     --        --        --          82         18          64        82       82
      Spread ...........    --       2.40%    --       --        --        --        0.47%      --          --        --       --
Fixed Rate .............      68       43       54     --        --        --         164         71          63       135      164
      Interest Rate ....    8.83%    8.64%    9.27%    --        --       10.38%     8.92%      --          --        --       --
Instruments in BRL .....     493      307      117      544        49         9     1,518        307       1,243     1,550    1,518
Floating Rate ..........      15      260      117      544        49         9       993        307         671       977      993
      Spread ...........   (7.68)%  (0.95)%  (2.06)%  (0.50)%   (5.59)     --       (1.16)%     --          --        --       --
Fixed Rate .............     478       48     --       --        --        --         525       --           573       573      525
      Interest Rate ....   15.68%    --       --       --        --        --       14.26%      --          --        --       --
Instruments in CLP .....     241       11       80      173        63      --         567       (137)        697       560      567
Floating Rate ..........     368     --       --         16        14      --         398       --           396       396      398
      Spread ...........    --       --       --      (0.28)%   (0.33)%    --       (0.02)%     --          --        --       --
Fixed Rate .............    (127)      11       80      157        49      --         169       (137)        697       560      567
      Interest Rate ....    3.42%    3.30%    4.45%    4.80%     5.07%     --        5.66%      --          --        --       --
Instruments in UFC .....     390       27        2       83       151        12       666        230         458       689      666
Floating Rate ..........     300       25     --         81      --        --         406         97         306       403      406
      Spread ...........    0.03%    0.33%    --       0.95%     --        --        0.23%      --          --        --       --
Fixed Rate .............      91        2        2        2       151        12       260        133         152       285      260
      Interest Rate ....    6.74%    6.49%    6.49%    6.49%     3.50%     6.17%     4.83%      --          --        --       --
Instruments in PEN .....     393      119       75       14        10        12       623        210         415       626      623
Floating Rate ..........     137        2     --       --        --        --         138       --           136       136      138
      Spread ...........    --       --       --       --        --        --        --         --          --        --       --
Fixed Rate .............     256      117       75       14        10        12       484        210         279       490      484
      Interest Rate ....    5.08%    6.06%    6.33%    7.94%     7.00%     5.00%     5.63%      --          --        --       --
Instruments in COP .....     132      101       30     --        --        --         264         38         213       251      264
Fixed Rate .............     129        5     --       --        --        --         134         28          94       122      134
      Interest Rate ....    0.35%    4.00%    --       --        --        --        0.50%      --          --        --       --
Instruments in MXN .....     192       92       66        5         5         3       364         46         316       363      364
Floating Rate ..........      88        3       11        3         3         1       108       --           107       107      108
      Spread ...........   (0.37)%  (0.52)%  (0.66)%  (0.52)%   (0.52)%   (0.52)%   (0.41)%     --          --        --       --
Fixed Rate .............     104       89       55        3         3         1       256         46         209       255      256
      Interest Rate ....    8.09%    7.75%    7.93%    8.83%     8.83%     8.83%     7.96%      --          --        --       --
Instruments in GTQ .....       1     --       --       --        --        --           1          1        --           1        1
Fixed Rate .............       1     --       --       --        --        --           1          1        --           1        1
      Interest Rate ....   10.50%    --       --       --        --        --       10.50%      --          --        --       --
                         -----------------------------------------------------------------------------------------------------------
ASIA ...................      (1)    --          1     --        --        --          (0)       327        (326)        1       (0)
                         -----------------------------------------------------------------------------------------------------------
Instruments in JPY .....      (1)    --          1     --        --        --          (0)       327        (326)        1       (0)
Floating Rate ..........       0        0        1     --        --        --           1        231        (229)        1        1
      Spread ...........    3.79%    3.79%    3.79%    3.79%     --        --        3.79%      --          --        --       --

                                                     MATURITY
                                                       DATES                                   FAIR VALUE (in millions of euro)
                         -----------------------------------------------------------------------------------------------------------

                                                                                            Underlying  Associated            Book
                           2005      2006     2007     2008     2009   Subsequent   TOTAL      Debt     Derivatives  TOTAL    Value
                         -----------------------------------------------------------------------------------------------------------
Fixed Rate .............      (2)    --       --       --        --        --          (2)       142        (142)       (0)      (2)
      Interest Rate ....    --       --       --       --        --        --        --
                         -----------------------------------------------------------------------------------------------------------
AFRICA .................      31     --       --       --        --        --          31       --            31        31       31
                         -----------------------------------------------------------------------------------------------------------
Instruments in MAD .....      31     --       --       --        --        --          31       --            31        31       31
Fixed Rate .............    --       --       --       --        --        --          31       --            32        32       31
      Interest Rate ....    4.23%    --       --       --        --        --        4.23%      --          --        --       --
                         -----------------------------------------------------------------------------------------------------------
TOTAL ..................   5,984    2,864    1,274    1,828     2,193     6,595    20,739     20,971       1,376    22,347   20,739
                         -----------------------------------------------------------------------------------------------------------
Total Floating Rate ....     400      162     (113)     669        63       142     1,323      5,789      (4,425)    1,364    1,323
Total Fixed Rate .......   5,786    2,695    1,379    1,141     1,062     6,011    18,074     14,444       5,166    19,611   18,074
Total Bounded Rate .....    (202)       8        8       18     1,068       442     1,342        738         634     1,372    1,342
                         -----------------------------------------------------------------------------------------------------------
EXCHANGE RATE OPTIONS ..     (25)    --       --       --        --        --         (25)      --           (25)      (25)     (25)
                         -----------------------------------------------------------------------------------------------------------
OTHER LIABILITIES ......                                                                                                        268
                         -----------------------------------------------------------------------------------------------------------
NET DEBT ...............                                                                                                     20,982
                         -----------------------------------------------------------------------------------------------------------

     The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.


               SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2004

                         DETAIL FOR INTEREST RATE SWAPS


                    (in millions of euro, except percentages)


                                                           MATURITY DATES
                              ------------------------------------------------------------------------
                                                                                                                      Book
                               2005       2006        2007       2008       2009   Subsequent    TOTAL   Fair Value   Value
                              -----------------------------------------------------------------------------------------------
EURO ......................     --         --           (0)        (0)      --         --         --         (123)     --
                              -----------------------------------------------------------------------------------------------
Fixed to floating .........     --         --         --           (0)      --         --           (0)      (233)       (0)
                              -----------------------------------------------------------------------------------------------
Receiving leg .............   (1,085)       (34)      (241)      (640)         3       (135)    (2,132)    (2,360)   (2,132)
      Average Interest Rate     2.23%      5.77%      5.72%      4.94%      6.37%      6.74%      3.77%      --        --
Paying leg ................    1,085         34        241        640         (3)       135      2,132      2,126     2,132
            Average Spread     (0.01)%    (0.51)%     0.05%     (0.71)%     0.11%     (0.04)%    (0.21)%     --        --
                              -----------------------------------------------------------------------------------------------
Floating to fixed .........     --         --           (0)      --         --         --           (0)       131        (0)
                              -----------------------------------------------------------------------------------------------
Receiving leg .............   (1,905)    (1,130)      (615)    (1,199)      (326)    (1,550)    (6,725)    (6,736)   (6,725)
            Average Spread      0.00%      --         0.08%     (0.18)%     --         --        (0.03)%     --        --
Paying leg ................    1,905      1,130        615      1,199        326      1,550      6,725      6,867     6,725
      Average Interest Rate     0.65%      2.94%      4.81%      4.22%      3.55%      3.90%      2.94%      --        --
                              -----------------------------------------------------------------------------------------------
Floating to floating ......     --         --           (0)      --         --         --           (0)       (21)       (0)
                              -----------------------------------------------------------------------------------------------
Receiving leg .............     (290)       (28)       (57)      --         (300)       (92)      (767)      (794)     (767)
            Average Spread      0.34%      --         0.26%      --         0.63%      0.20%      0.42%      --        --
Paying leg ................      290         28         57       --          300         92        768        773       768
            Average Spread      0.29%      0.15%      0.33%      --         0.11%      0.10%      0.20%      --        --
USD .......................     --         --         --         --         --         --         --          (43)     --
                              -----------------------------------------------------------------------------------------------
Fixed to floating .........     --         --         --         --         --         --         --          (60)     --
                              -----------------------------------------------------------------------------------------------
Receiving leg .............     (758)      --         --         --         --         (477)    (1,235)    (1,296)   (1,235)
      Average Interest Rate     7.31%      --         --         --         --         4.71%      6.30%      --        --
Paying leg ................      758       --         --         --         --          477      1,235      1,236     1,235
            Average Spread      0.53%      --         --         --         --         --         0.33%      --        --
                              -----------------------------------------------------------------------------------------------
Floating to fixed .........     --         --         --         --         --         --         --           17      --
                              -----------------------------------------------------------------------------------------------
Receiving leg .............     (132)       (44)       (44)       (49)       (27)      (519)      (816)      (813)     (816)
            Average Spread      0.01%      0.08%      0.08%      0.08%      --         --         0.01%      --        --
Paying leg ................      132         44         44         49         27        519        816        830       816
      Average Interest Rate     2.62%      6.63%      6.63%      5.37%      4.34%      4.17%      4.27%      --        --
                              -----------------------------------------------------------------------------------------------
BRL .......................     --         --         --         --         --         --         --           (0)     --
                              -----------------------------------------------------------------------------------------------
Floating to fixed .........     --         --         --         --         --         --         --           (0)     --
                              -----------------------------------------------------------------------------------------------
Receiving leg .............     (398)      --         --         --         --         --         (398)      (456)     (398)
            Average Spread      --         --         --         --         --         --         --         --        --
Paying leg ................      398       --         --         --         --         --          398        455       398
      Average Interest Rate    15.55%      --         --         --         --         --        15.55%      --        --
                              -----------------------------------------------------------------------------------------------
MXN .......................     --         --         --         --         --         --         --           (0)     --
                              -----------------------------------------------------------------------------------------------
Floating to fixed .........     --         --         --         --         --         --         --           (0)     --
                              -----------------------------------------------------------------------------------------------
Receiving leg .............      (47)       (88)       (49)        (1)        (1)        (1)      (187)      (186)     (187)
            Average Spread     (0.06)%    (0.63)%    (0.83)%    (0.54)%    (0.54)%    (0.54)%    (0.54)%     --        --
Paying leg ................       47         88         49          1          1          1        187        186       187
      Average Interest Rate     9.43%      7.73%      7.94%      8.43%      8.43%      8.43%      8.22%      --        --
                              -----------------------------------------------------------------------------------------------

     The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2004. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

                                                                                  INTEREST RATE OPTIONS
                                              ------------------------------------------------------------------------------------
                                                      2005         2006      2007        2008             2009            2010+
                                              ------------------------------------------------------------------------------------
Collars
      Notional bought.....................     3,385,015,018        --        --      60,101,210    2,134,160,487   1,591,770,061
      Strike Cap..........................             2.483        --        --           5.520            3.694           6.675
      Strike Floor........................             2.259        --        --           5.415            2.740           4.416
Caps
      Notional sold.......................     3,385,015,018        --        --      60,101,210    2,434,160,487      91,770,061
      Strike..............................             2.941        --        --           7.000            4.628           5.750
Floors
      Notional sold.......................     1,400,000,000        --        --              --               --   1,071,097,628
      Strike..............................             2.400        --        --              --               --           2.914
      Notional bought.....................     400,000,000          --        --              --               --              --
      Strike..............................             2.125        --        --              --               --              --


                                                                           FOREIGN EXCHANGE OPTIONS
                                              ------------------------------------------------------------------------------------
                                                        2005       2006      2007        2008             2009            2010+
                                              ------------------------------------------------------------------------------------
Call USD / Put ARS
      Notional bought options................    199,397,988        --        --          --               --               --
      Strike.................................         3.0726        --        --          --               --               --
      Notional sold options..................    176,973,309        --        --          --               --               --
      Strike.................................         3.5036        --        --          --               --               --
Put USD / Call ARS
      Notional bought options................             --        --        --          --               --               --
      Strike.................................             --        --        --          --               --               --
      Notional sold options..................    209,102,840        --        --          --               --               --
      Strike.................................         2.8914        --        --          --               --               --
Call USD / Put EUR
      Notional bought options................    181,337,640        --        --          --               --               --
      Strike.................................         1.3315        --        --          --               --               --
      Notional sold options..................     40,378,827        --        --          --               --               --
      Strike.................................         1.3354        --        --          --               --               --
Put USD / Call EUR
      Notional bought options................  1,054,254,460        --        --          --               --               --
      Strik..................................         1.3255        --        --          --               --               --
      Notional sold options..................    671,756,846        --        --          --               --               --
      Strike.................................         1.3588        --        --          --               --               --


      SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS
                              AT DECEMBER 31, 2003

                    (in millions of euro, except percentages}

                                                     MATURITY
                                                       DATES                                             FAIR VALUE
                         -----------------------------------------------------------------------------------------------------------

                                                                                            Underlying  Associated            Book
                           2004      2005     2006     2007     2008   Subsequent   TOTAL      Debt     Derivatives  TOTAL    Value
                         -----------------------------------------------------------------------------------------------------------
EURO ....................    547    4.039    2.133      628      949     5.125    13.421     10,323        3,971   14.294   13.421
   Floating Rate ........   (364)   2,139    1,077      (36)     479       748     4,043      3,092          996    4,088    4,043
      Spread-Ref Euribor.  (3.39)%   0.90%    0.17%   (0.41)%  (0.53)%    0.61%     0.88%
   Fixed Rate ...........    836    1,900    1,056      664      470     4,377     9,303      7,156        2,975   10,131    9,303
      Interest Rate .....                                      (2.89)%    8.74%     5.18%      5.70%        4.83%    5.92%    5.55%
   Bounded Rate .........     75     --       --       --       --        --          75         75         --         75       75
Other European Currencies    284     --       --       --       --        --         284       --            291      291      284
Instruments in GBP ......    284     --       --       --       --        --         284       --            291      291      284
   Floating Rate ........    170     --       --       --       --        --         170       --            173      173      170
      Spread ............   --       --       --       --       --        --        --
   Fixed Rate ...........    114     --       --       --       --        --         114       --            118      118      114
      Interest Rate .....   6.25                                          --        6.25%
AMERICA .................    906      785      652      638      304     2,080     5,365      8,841       (2,942)   5,898    5,365
Instruments in USD ...... (1,254)     123      330      484      215     1,918     1,816      8,575       (6,248)   2,327    1,816

                                                     MATURITY
                                                       DATES                                            FAIR VALUE
                         -----------------------------------------------------------------------------------------------------------

                                                                                            Underlying  Associated            Book
                           2004      2005     2006     2007     2008   Subsequent   TOTAL      Debt     Derivatives  TOTAL    Value
                         -----------------------------------------------------------------------------------------------------------
   Floating Rate ........   (876)      71      (13)     167       78       158      (415)     1,774       (2,123)    (348)    (415)
      Spread ............  (0.57)%   4.14%   (7.87)%   1.03%    1.05%    (0.00)%   (2.77)%
   Fixed Rate ...........   (378)      52      343      317      137     1,760     2,231      6,800       (4,125)   2,676    2,231
      Interest Rate ..... (21.87)%  (4.39)%   8.84%    9.37%    7.81%     8.26%    13.29%
Instruments in ARS ......     60        2        2        7     --           0        70         29           40       70       70
   Floating Rate ........     41     --       --       --       --        --          41       --             40       40       41
      Spread ............   --       --       --       --       --        --        --
   Fixed Rate ...........     19        2        2        7     --           0        29         29         --         29       29
      Interest Rate .....  21.11%    6.00%    6.00%    5.72%    --       10.38%    15.65%
Instruments in BRL ......    911      295      107       65       61        49     1,489       (206)       1,707    1,500    1,489
   Floating Rate ........    846       21       60       65       61        49     1,103       (206)       1,334    1,128    1,103
      Spread ............  (0.36)%  (9.25)%  (4.06)%  (3.86)%  (4.42)%   (5.50)%   (1.39)%
   Fixed Rate ...........     65      274       47     --       --        --         386       --            372      372      386
      Interest Rate .....                                      28.83%    15.75%     --         --           --       --      16.04%
Instruments in CLP ......     60        3     --       --       --        --          63        (21)          82       62       63
   Floating Rate ........     80        3     --       --       --        --          84       --             82       82       84
      Spread ............   --       --       --       --       --        --        --
   Fixed Rate ...........    (21)    --       --       --       --        --         (21)       (21)        --        (21)     (21)
      Interest Rate .....   0.84%    --       --       --       --        --        0.84%
Instruments in UFC ......    820      112       32        7        7        81     1,060        235          822    1,058    1,060
   Floating Rate ........    811      105       25     --       --        --         940        101          822      924      940
      Spread ............   0.08%    0.08%    0.33%    --       --        --        0.09%
   Fixed Rate ...........     10        7        7        7        7        81       120        134         --        134      120
      Interest Rate .....   6.36%    6.58%    6.58%    6.58%    6.58%     6.70%     6.64%
Instruments in PEN ......    292      116       76        3       14        22       523        210          318      528      523
   Floating Rate ........    113       38     --       --       --        --         151       --            147      147      151
      Spread ............   --       --       --       --       --        --        --
   Fixed Rate ...........    179       78       76        3       14        22       372        210          171      381      372
      Interest Rate .....   4.93%    5.60%    6.18%    6.25%    7.94%     5.97%     5.52%
Instruments in COP ......      1     --          6     --       --        --           6          7         --          7        6
   Fixed Rate ...........      1     --          6     --       --        --           6          7         --          7        6
      Interest Rate .....  54.75%    --       15.00%   --       --        --       18.60%
Instruments in MXN ......     17      135      100       71        6         9       337         11          336      347      337
   Floating Rate ........      3       72        3       11        3         4        97       --             96       96       97
      Spread ............  (0.52)%  (0.49)%   (0.5)2  (0.66)%  (0.52)%   (0.52)%   (0.52)%
   Fixed Rate ...........     14       63       97       60        3         4       241         11          240      251      241
      Interest Rate .....                                       7.03%     9.46%     7.75%      7.93%        8.83%    8.83%    8.23
Instruments in GTQ ......     (1)    --       --       --       --        --          (1)        (1)        --         (1)      (1)
   Fixed Rate ...........     (1)    --       --       --       --        --          (1)        (1)        --         (1)      (1)
      Interest Rate .....   --       --       --       --       --        --        --
ASIA ....................     (1)       0        0        0     --        --          (0)       428         (427)       1       (0)
Instruments in JPY ......     (1)       0        0        0     --        --          (0)       428         (427)       1       (0)
   Floating Rate ........      0        0        0        0     --        --           1        231         (229)       1        1
      Spread ............   3.79%    3.79%    3.79%    3.79%    --        --        3.79%
   Fixed Rate ...........     (2)    --       --       --       --        --          (2)       197         (197)      (0)      (2)
      Interest Rate .....   3.44%    --       --       --       --        --        3.44%
AFRICA ..................     31     --       --       --       --        --          31       --             32       32       31
Instruments in MAD ......     31     --       --       --       --        --          31       --             32       32       31
   Fixed Rate ...........     31     --       --       --       --        --          31       --             32       32       31
      Interest Rate .....   8.90%    --       --       --       --        --        8.90%
TOTAL ...................  1,767    4,825    2,785    1,267    1,253     7,205    19,101     19,592          925   20,517   19,101
Total Floating Rate .....    825    2,450    1,152      208      621       960     6,215      4,992        1,339    6,332    6,215
Total Fixed Rate ........    868    2,375    1,633    1,059      632     6,245    12,811     14,525         (414)  14,110   12,811
Total Bounded Rate ......     75     --       --       --       --        --          75         75         --         75       75
EXCHANGE RATE OPTIONS ...   (102)    --       --       --       --        --        (102)      --           (102)    (102)    (102)
OTHER LIABILITIES .......                                                                                                      237
NET DEBT ................                                                                                                   19,235

     The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.


               SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2003

                         DETAIL FOR INTEREST RATE SWAPS

                    (Millions of (euro), except percentages)

                                                           MATURITY DATES
                              ------------------------------------------------------------------------      Fair       Book
                                2004       2005       2006       2007       2008    Subsequent   TOTAL      Value      Value
                              -----------------------------------------------------------------------------------------------
EURO ......................     --         --         --         --         --         --         --            1      --
Fixed to floating .........     --         --         --         --         --         --         --         (114)     --
   Receiving leg ..........     (290)       (85)       (34)      (241)      (640)       (52)    (1,343)    (1,448)   (1,343)
      Average Interest Rate     4.44%      2.52%      5.77%      5.72%      4.94%      6.37%     4.90%
   Paying leg .............      290         85         34        241        640         52      1,343      1,334     1,343
      Average Spread ......    (0.09)%    (0.10)%    (0.51)%     0.05%     (0.71)%     0.03%     (0.36)%
Floating to fixed .........     --         --         --         --         --         --         --          116      --
   Receiving leg ..........   (2,060)      (130)       (75)      (282)      (681)       (26)    (3,253)    (3,255)   (3,253)
      Average Spread ......     0.00%      0.02%      --         0.17%     -0.32%      --        (0.05)%
   Paying leg .............    2,060        130         75        282        681         26      3,253      3,370     3,253
      Average Interest Rate     3.30%      4.95%      5.44%      5.67%      4.86%      4.98%     3.96%
Floating to floating ......        0          0          0          0       --         --            0        (17)        0
   Receiving leg ..........     (215)      (290)       (28)       (57)      --         (350)      (940)      (966)     (940)
      Average Spread ......     0.23%      0.34%      --         0.26%      --         0.54%     0.37%
   Paying leg .............      215        290         28         57       --          350        940        949       940
      Average Spread ......     0.23%      0.29%      0.15%      0.33%      --         0.13%     0.22%
USD .......................     --         --         --         --         --         --         --         (111)     --
Fixed to floating .........     --         --         --         --         --         --         --         (132)     --
   Receiving leg ..........   (1.653)      (817)      --         --         --         (515)    (2,984)    (3,126)   (2,984)
      Average Interest Rate     2.51%      7.31%      --         --         --         4.71%     4.20%
   Paying leg .............    1,653        817       --         --         --          515      2,984      2,994     2,984
      Average Spread ......     --         0.53%      --         --         --         --        0.15%
Floating to fixed .........     --         --         --         --         --         --         --           21      --
   Receiving leg ..........     --         (143)       (48)       (48)       (24)      (356)      (618)      (618)     (618)
      Average Spread ......     --         0.01%      0.08%      0.08)      0.08%      --        0.02%
   Paying leg .............     --          143         48         48         24        356        618        639       618
      Average Interest Rate     --         2.62%      6.63%      6.63%      6.63%      4.08%     4.23%
GBP .......................     --         --         --         --         --         --         --            4      --
Floating to fixed .........     --         --         --         --         --         --         --            4      --
   Receiving leg ..........     (114)      --         --         --         --         --         (114)      (114)     (114)
      Average Spread ......     --         --         --         --         --         --         --
   Paying leg .............      114       --         --         --         --         --          114        118       114
      Average Interest Rate     6.25%      --         --         --         --         --        6.25%
BRL .......................     --         --         --         --         --         --         --           (1)     --
Floating to fixed .........     --         --         --         --         --         --         --           (1)     --
   Receiving leg ..........      (30)      (274)      --         --         --         --         (304)      (309)     (304)
      Average Spread ......     --         --         --         --         --         --         --
   Paying leg .............       30        274       --         --         --         --          304        308       304
      Average Interest Rate    15.70%     15.75%      --         --         --         --        15.75%
MXN .......................     --         --         --         --         --         --         --           11      --
Floating to fixed .........     --         --         --         --         --         --         --           11      --
   Receiving leg ..........       (1)       (51)       (95)       (53)        (1)        (2)      (204)      (201)     (204)
      Average Spread ......    (0.54)%    (0.06)%    (0.63)%    (0.83)%    (0.54)%    (0.54)%    (0.54%
   Paying leg .............        1         51         95         53          1          2        204        212       204
      Average Interest Rate     8.43%      9.43%      7.73%      7.94%      8.43%      8.43%     8.22%


     The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2003. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

                                                                INTEREST RATE OPTIONS
                                 ------------------------------------------------------------------------------------
                                         2004         2005         2006        2007          2008           2009+
                                 ------------------------------------------------------------------------------------
Collars
   Notional bought..........          74,819,685                                         60,101,210     1,500,000,000
   Strike Cap...............              7.125                                              5.520             6.823
   Strike Floor.............              4.125                                              5.415             4.184
Caps
   Notional sold............                                                             60,101,210
   Strike...................                                                                 7.000
Floors
   Notional sold............                                                                            1,082,618,658
   Strike...................                                                                                   2.705
   Notional bought..........                                                                              400,000,000
   Strike...................                                                                                   2.125

                                                                    FOREIGN EXCHANGE OPTIONS
                                     ------------------------------------------------------------------------------------
                                            2004         2005         2006        2007          2008           2009+
                                     ------------------------------------------------------------------------------------
Call BRL / Put EUR
   Notional bought options.........      17,300,000
   Strike..........................           3.769
   Notional sold options...........
   Strike..........................
Call MXN / Put EUR.................
   Notional bought options.........     243,018,713
   Strike..........................          13.846
   Notional sold options...........
   Strike..........................
Call USD / Put ARS.................
   Notional bought options.........      11,979,813
   Strike..........................           2.974
   Notional sold options...........      18,146,296
   Strike..........................           3.272
Put USD / Call ARS.................
   Notional bought options.........
   Strike..........................
   Notional sold options...........      13,841,424
   Strike..........................           2.574
Put USD / Call BRL.................
   Notional bought options.........       3,721,298
   Strike..........................           3.292
   Notional sold options...........
   Strike..........................
Call USD / Put BRL.................
   Notional bought options.........
   Strike..........................
   Notional sold options...........     237,529,691
   Strike..........................           2.250
Put USD / Call EUR.................
   Notional bought options.........   2,628,368,963
   Strike..........................         1.1901
   Notional sold options...........   1,946,472,684
   Strike..........................         1.2607
Call USD / Put EUR.................
   Notional bought options.........     591,448,931
   Strike........................           1.2293
   Notional sold options...........     232,779,097
   Strike..........................         1.2096

Interest Rate Risk

     We actively manage our interest rate risk exposure. We pursue several derivative strategies, including swaps or options in order to hedge either our debt's fair value or cash flows for interest expenses. In some cases, when we determine to swap debt from fixed rates into floating rate (or vice versa) at certain target levels, we sell to financial institutions the right to enter into the swap at some future date. The sale of such option is classified as held for trading purposes.

     Our interest rate risk exposure is mainly reflected in our consolidated income statement, as accrued financial expenses would increase in a scenario of rising interest rates. This increase would come from floating rate debt and short term debt, which would typically be refinanced at maturity.

     Accordingly, our financial costs are mainly sensitive to fluctuations in interest rates indices (mainly the Euribor, the Brazilian SELIC rate, the Chilean UF, and the U.S. dollar LIBOR). At December 31, 2004, 59.2% of our total debt (or 83.3% of the long term debt), had its interest rate fixed for a period exceeding one year, which was a slightly higher proportion to that at December 31, 2003 (representing 53% of our total debt and 68.9% of the long term debt).

     Our financial expenses in 2004 amounted to (euro)1,183.8 million, a 12% increase compared to 2003 (excluding the positive exchange rates results in 2003 of (euro)402 million from the appreciation of the Argentine peso and the conversion of certain U.S. dollar denominated debt into euros (one-off), financial expenses in 2004 compared with 2003 excluding these positive items would have been 20% less). Financial expenses in 2004 amounted to an average cost of 6.1% on the average net debt of the year. The strong decrease in the Brazilian SELIC rate (with an average rate of 16.25% in 2004, as compared to 23.53% in 2003) helped reduce the global cost.

     At December 31, 2004 almost all of our debt with variable interest rates was denominated in Brazilian reais. In 2004 we reduced our variable interest rate debt denominated in euros to take advantage of the decrease and relative stability in interest rates in the EU in 2004. However, our U.S. dollar denominated debt (excluding U.S. dollar debt converted into other currencies by exchange rate derivatives) was maintained primarily at fixed rates in 2004. Consequently, the U.S. dollar LIBOR index only materially influenced our financial expenses through cross currency swaps under which dollars were purchased only against sale of Latin American currencies, as the price of these hedges depends on both the U.S. dollar LIBOR and the Latin American currency's main interest rate index (e.g. the Brazilian SELIC rate). These type of hedges are especially relevant in the case of Chile and Peru.

     As previously mentioned, we actively manage our exposure to interest rates through derivatives. We expected interests rates to rise in 2004 and so we performed several swap operations to fix interest rates on debt denominated in euros and U.S. dollars at floating rates. As a result of these we did swap operations in order to fix payments of approximately (euro)4 billion euro denominated debt at floating interest rates maturing after 2004. We also entered into swap operations to fix interest rates on debt denominated in U.S. dollars at floating rates to reduce the risk of an increase in interest rates in the U.S. We also sold options on swaps amounting to a notional amount of approximately (euro)400 million, which (if exercised by the counterpart) would have fixed the interest rates paid by us (paying lower intrest rates compared to rates available at the time of sale of the option). At December 31, 2004 all the options on swaps taken in 2004 had expired. A notional amount of (euro)200 of such options were exercise in 2004, resulting in fixing the underlying debt at an interest rate 0.20% lower that the than the rate available at the time of the sale of the option.

Share price risk

     We are exposed to equity risks due to movements in the price of our own shares, as a result of our share buy-back program, which was announced in October 2003. This share buy-back program allows us to purchase approximately
(euro)4 billion of our shares until and during 2006. The final amount of shares bought pursuant to this program will depend on cash flow generation and the evolution of our share price. At December 31, 2004 the value of our interest in our own shares was approximately (euro)207 million. Under U.S. GAAP, this amount of our own shares held would reduce shareholders' equity and variations in the price of our shares would not affect our consolidated income statement.

     We are also exposed to loss in the event of a drop in price of the shares we own as part of our portfolio. At December 31, 2004 we held 8 million call options to purchase our own shares at a preset price. The majority of such options expire in 2005. These options reduce the risk increases in our share price. However, if our share price increases we would be able to purchase fewer of our own shares pursuant to our buy-back program because there is a pre-set maximum amount that we can spend. The maximum loss that may be experienced in this case is the premium paid for the options, if at maturity the share price is below the exercise price. However, in such case, we would be able to purchase our shares on the open market at a lower price.

     We have also entered into operations for a lesser amount consisting of (i) sales of put options (that would obligate us to purchase our own shares if the price of our shares were to significantly decrease) and (ii) structures with call options bought and call options sold at different exercise prices. At December 31, 2004 due to small movements in the price of our shares, the value of these structures would result in an amount equal to directly owning 4.7 million shares.

     We are exposed to the fluctuations in the prices of our subsidiaries' shares, especially to the extent that these are not integrated in our core business or may be sold, which can make it necessary to valuate them at market prices. For example, the divestment of Pearson plc in 2004 gave rise to a loss of (euro)33 million.

Liquidity Risk

     We aim to adapt the maturity profile of our debt to our cash flow generation capacity to pay our debt obligations, maintaining a certain margin. In practice, that has led to monitoring of two criteria:

     1. The average maturity of the Telefonica Group's debt must exceed the time required to pay the debt (assuming fulfillment of the internal projections, and all the flows generated being assigned to payment of the debt, and not to dividends or acquisitions).

     2. The Telefonica Group must be able to pay off all of its commitments in the coming 12 months, without having to incur in additional debt (but maintaining the credit lines already firmly committed by financing institutions), assuming budgetary fulfillment.

     At December 31, 2004, the average maturity of our net financial debt ((euro)20,982 million) was 4.9 years. At the Investor Conference in October 2003, the Telefonica Group announced that it expects to generate more than
(euro)27 billion during a four year period, assuming exchange rates are maintained at 2002 levels. In spite of the weakness of the Latin American currencies in relation to the euro (mostly due to the weakness of the U.S. dollar), existing margin allows us to believe that the first criteria was being fulfilled on at December 31, 2004.

     Fulfillment of the second criteria was proven by comparing the gross amount of debt maturing in 2005 ((euro)9,413.4 million) with the sum of (i) liquid assets at December 31, 2004 (temporary financial investments in the amount of (euro)3,579.1 million and cash and bank balances in the amount of
(euro)855.0 million) (ii) annual cash generation from operations ((euro)6,742.6 million in 2004), (iii) available credit lines committed by financial institutions with maturity exceeding one year, or extendable on our option ((euro)7,213 million at December 31, 2004). The resulting margin allowed us to make a dividend payment of (euro)50 cents per share (about (euro)2.4 billion) and to complete the acquisition of BellSouth's Latin American wireless operations in October 2004 and January 2005.

     In spite of measures put into place to guarantee our liquidity, we consider it important for our business development plans and strategy and for the management of our liabilities to have an easy access to capital markets. Any legal or tax restrictions on such access could have a negative effect on our liquidity. Likewise, in order to maintain access to funding on good conditions in price and terms, we closely monitor the balance between the risk of our business and our financial structure, as well as material credit ratios.

Country risk

     Sovereign risk perception in the majority of the Latin American countries where we operate decreased significantly in 2004 reflecting macroeconomic stability and a favorable outlook and reaching the lowest debt credit spreads (measured as the difference between interest rates payable on debt issued by a foreign over equivalent US Treasuries) since 1999, excluding Argentina. At the end of 2004, sovereign risk (measured by a country's debt credit spread) for Brazil was 3.83%, 1.67% for Mexico, 2.20% for Peru, 4.12% for Venezuela, 6.90% in Ecuador and 3.32% for Colombia (each as measured by the EMBI index of JP Morgan). Each of the countries at some point in the last five years experienced spreads of 9%. Argentina's economy experienced strong growth in 2004. However, since Argentina was still in default on its sovereign debt, its risk perception remains high.

     Despite these improvements in sovereign risk perception and the positive outlook for the future, we continued to monitor closely any unexpected loss in value of our Latin America assets due to social, economic or political instability. To monitor our country risk we continued to follow two basic guidelines:

     1. To partially match our Latin American assets with liabilities in our Latin American companies that we do not guarantee so that any loss in such assets would be partially offset by a reduction in liabilities, and

     2. To reinvest funds generated by our Latin American operations in business opportunities in Latin America, when it is not expected that these funds would generate profits in the near future.

     As to repatriation of funds, (euro)2,016 million were received from Latin America in 2004, mostly from dividends payments or capital reductions ((euro)887.6 million) and the rest as interest and principal payments from loans to our Latin American subsidiaries and management fees. Cash flows were reinvested in Mexico, where Telefonica Moviles made investments amounting to
(euro)377 million to develop the GSM network.

Derivative policy

     At December 31, 2004 our notional amount of derivatives exposure was
(euro)38,659 million. The notional amount of exposure is high because derivatives may be applied several times on the same underlying debt for an amount equal to such debt's face value. For example, derivative instruments can be used to fix the interest payable on an underlying floating rate debt instrument at each interest payment date. Our policy on the use of derivatives has placed emphasis on the following points:

i. Existence of a clearly identified underlying in the Telefonica Group on which the derivative is applied, and if possible eligible for hedging accounting.

     Among the acceptable underlyings are expected cash flows in currencies other than the euro, when reasonably secure or foreseeable even if these do not adapt to the criteria required by the accounting regulations to be treated as a hedge. The hedges with economic sense in the Telefonica Group's opinion do not always fulfill criteria established by the different accounting regulations in order to be treated as hedges in financial statements. In these cases, the decision to maintain hedges makes the change in value of these derivatives to be directly reflected in the income statement.

ii. Matching the main features (notional, maturity, interest payment dates) of the underlying and one side of the derivative, with the greatest possible precision.

     That matching is especially sought for the foreign currency debt and derivatives hedging payments in foreign currency. However, even when a perfect hedge of the flows is sought, the lack of depth of the Latin American derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts. We intend to reduce those imbalances, as long as this does not involve disproportionate transaction costs. In other occasions, the hedges have been built in holding companies (Telefonica S.A., Telefonica Moviles S.A. and Telefonica Internacional) while the debt was maintained at a subsidiary level. As a consequence these operations have not fulfilled the coverage criteria required by the accounting regulations and the results have been recorded in the profit and loss accounts. The main reasons for the separation between the hedge and the underlying value have been the possibility of differences in the legal validity of the local hedges against the international ones (due to unforeseen local legal changes affecting local hedges) and the different credit quality of the counterparts (of the companies in the Telefonica Group involved as well as the banking institutions).On the other hand, interest rate derivatives may also suffer imbalances with their underlyings, especially when these have shorter terms, as happens when we enter into long-term swaps, caps, or collars to protect against rises in interest rates that may raise the financial costs generated by the promissory notes and commercial paper issued by us, in a few months, but with probable rollover.

iii. Capacity to revaluate the derivatives at market prices, using systems available in the Telefonica Group.

     The fundamental tool for derivative valuation and risk management and debt is the Kondor+ system, licensed by Reuters, widely used among diverse financial entities.

iv. Sale of options only when there is an underlying exposure recorded on our balance sheet with an external highly probable flow that counters the potential loss of exercising the option.

     In 2004, we sold short term options on euro interest rate swaps, that gave a counterparty the right to enter into a swap agreement receiving a specific fixed interest rate, lower than the prevailing level at the time of selling the option. Thus, if the rates dropped, we would transfer part of our debt at variable rate to fixed rate, at lower levels to the initial ones, having collected a premium.

     The guidelines for risk management are issued by the General Management of Corporate Finance of the Telefonica Group and implemented by the financial managers of the companies (ensuring they are in keeping between the individual interests of the companies and those of the Telefonica Group). The General Management of Corporate Finance may authorize exceptions to this policy due to justified reasons, including the narrowness of the markets or on clearly limited and reduced risks. Likewise, the entry of companies into the Telefonica Group as a result of acquisitions or mergers, requires time to adapt them to our risk management policy.

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

     (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

A.   AUDIT COMMITTEE FINANCIAL EXPERT.

     Our Board of Directors has determined that Mr. Antonio Massanell, the chairman of our Audit and Control Committee, meets the requirements of an "audit committee financial expert" as defined by the SEC.

B.   CODE OF ETHICS

     We have adopted a code of ethics (Normas de Conducta Para Financieros Grupo Telefonica), applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions within the Telefonica Group A copy of our code of ethics is filed as an Exhibit to this Annual Report.

C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The fees accrued for the fiscal years 2004 and 2003 from the various member firms of the Deloitte Touche Tohmatsu international organization, to which our auditors Deloitte, S.L. belong, amounted to (euro)13.3 million and (euro)15.5 million, respectively. These fees include the total amounts of the Spanish and foreign companies in which the Telefonica Group has effective control or joint control with third parties.

                                                      For the year
                                                      December 31,
                                                  ---------------------
                                                     2004       2003
                                                  ---------------------
                                                  (in millions of euro)
Audit Fees..................................         11.00        9.94
Audit-Related Fees(1).......................          1.16        1.03
Tax Fees(2).................................          0.23        0.22
All Other Fees(3)...........................          0.87        4.33
Total Fees..................................         13.26       15.52

------------------------

(1) Audit-Related Fees: The services included under this caption are basically due diligence services related to business combinations, advice on International Financial Reporting Standards (IFRS) applicable to the Telefonica Group, accounting consultations in connection with acquisitions, review of the annual and quarterly information required by the different Spanish regulatory authorities relating to costs and quality parameters and attest services related to financial reporting that are not required by statute or regulation.

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


D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                                                                                              (c) Total Number of Shares (or Units)
                                       (a) Total Number of       (b) Average Price Paid      Purchases as Part of Publicly Announced
      Period of Fiscal Year              Shares Purchased           per Share (euros)                  Plans or Programs(1)
------------------------------------------------------------------------------------------------------------------------------------
January 1 to January 31..............      5,200,000                    12.3295                             5,200,000
February 1 to February 29............      4,825,661                    12.9416                             4,825,661
March 1 to March 31..................     14,247,968                    12.3622                            14,247,968
April 1 to April 30..................     13,368,822                    12.7412                            13,368,822
May 1 to May 31......................     28,850,000                    11.8673                            28,850,000
June 1 to June 30....................     24,050,000                    11.9679                            24,050,000
July 1 to July 31....................     19,925,000                    11.8761                            19,925,000
August 1 to August 31................     18,072,559                    11.7136                            18,072,559
September 1 to September 30..........      4,375,000                    11.8401                             4,375,000
October 1 to October 31..............     20,000,000                    12.3244                            20,000,000
November 1 to November 30............     10,247,300                    12.9372                            10,247,300
December 1 to December 31............      3,550,000                    13.6985                             3,550,000
Total................................    166,712,310                    12.1830                           166,712,310

(1) All purchases listed are related to our commitment announced in October 2003 to dedicate a minimum of (euro)4 billion to the acquisition of treasury stock over the 2003-2006 period subject to free cash flow generation and share price. At December 31, 2004 the total cost of treasury stock purchases linked to this program amounted to (euro)2,478 million ((euro)2,031 million in 2004 and the balance in 2003), representing a 62% of the total (euro)4 billion buyback.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Please see pages F-1 through F-o.

ITEM 19. EXHIBITS

 Exhibit                     Description
 Number
1.1        Amended and Restated Articles of Association (English translation)**
4.1 Merger Plan of Telefonica, S.A. and Terra Networks, S.A. dated as of February 23, 3005*
4.2 Stock purchase agreement dated as of March 5, 2004 by and among Telefonica Moviles, S.A., each of the entities listed on Schedule
           1 thereto, and Bell South Corporation**
4.3 Strategic Alliance Framework Agreement dated as of February 12, 2003 between Telefonica, S.A. and Terra Networks S.A.+***
4.4 Shareholders Agreement dated as of October 17, 2002 among Telefonica Moviles, S.A., Portugal Telecom, SGPS, S.A., PT Moveis, SGPS, S.A. and Brasilcel B.V.+***
4.5 Subscription Agreement dated as of October 17, 2002 among Telefonica Moviles, S.A., Portugal Telecom, SGPS, S.A., PT Moveis, SGPS, S.A. and Brasilcel B.V.+***
8.1 Subsidiaries of Telefonica, S.A. (see Note 1 to the Consolidated Financial Statements and Exhibit I thereto)
11.1       Code of Conduct for Financial Officers**
12.1 Certification of Cesar Alierta Izuel, Chief Executive Officer of Telefonica, S.A., pursuant to Section 302 of the Sarbanes-Oxley
           Act of 2002
12.2       Certification of Santiago Fernandez Valbuena, Chief Financial
           Officer of Telefonica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

------------------------

* Included as Annex A-1 to the joint information statement/prospectus contained in the registration statement on Form F-4 of Telefonica, S.A. and Terra Networks, S.A.

** Incorporated by reference to Telefonica, S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

*** Incorporated by reference to Telefonica, S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

+ Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked with a star (*).

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                               TELEFONICA S.A.
                               By:         /s/ Cesar Alierta Izuel
                                           -------------------------------------
                                        Name:       Cesar Alierta Izuel
                                        Title:      Chief Executive Officer


                               TELEFONICA S.A.
                               By:         /s/ Santiago Fernandez Valbuena
                                           -------------------------------------
                                        Name:       Santiago Fernandez Valbuena
                                        Title:      Chief Financial Officer


Date: April 15, 2005

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                Telefonica, S.A.

                                                                          Page
                                                                          ----
Independent Auditors' Report for the years ended
   December 31, 2004, 2003 and 2002                                       F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004              F-3

Consolidated Statements of Income for the three years
    ended December 31, 2004                                               F-5

Notes to the Consolidated Financial Statements for 2003 and 2004          F-6

Exhibits to the Consolidated Financial Statements for 2003 and 2004       E-1


                                Ipse 2000 S.p.A.

                                                                          Page
                                                                          ----

Financial Statements                                                      A-1

Independent Auditors' Report for the year ended December 31, 2002         A-2

Notes to the Financial Statements as of December 31, 2002                 A-7

Summary of Principle GAAP Differences                                     A-31

Subsequent events occurred between July 8, 2003 and April 10, 2005        A-35

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors and Shareholders of Telefonica, S.A.:

We have audited the accompanying consolidated balance sheets of Telefonica, S.A. and of the companies comprising the Telefonica Group (see Note 1) as of December 31, 2004 and 2003, and the related consolidated statements of operations for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the controlling Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telefonica, S.A. and of the companies composing Telefonica Group as of December 31, 2004 and 2003, and the results of their operations and the funds obtained and applied by them for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of consolidated shareholders' equity and financial position as of December 31, 2004 and 2003, to the extent summarized in Note 25.



s/DELOITTE, S.L.

Madrid, Spain

March 4, 2005, except for Note 25, as to which the date is April 15, 2005

Telefonica
--------------------------------------------------------------------------------


TELEFONICA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31

--------------------------------------------------------------------------------
                                                    Amounts in millions of Euros
                                                    ----------------------------
                            Assets                        2003           2004
--------------------------------------------------------------------------------
Property, plant and equipment (net) (Note 7)            24,315.78    23,348.14
              Land and structures                        6,071.16     6,626.27
              Technical installations and machinery      2,385.42     2,089.89
              Telephone installations                   55,885.32    59,094.46
              Furniture, equipment and other             2,831.18     3,067.04
              Construction in progress                   1,074.00     1,242.40
              Advance payments for fixed assets              7.21         9.05
              Installation materials                       185.66       264.91
              Accumulated depreciation                 (44,124.17)  (49,045.88)

Capital increase expenses                                  543.59       409.18

Intangible assets (net) (Note 6)                         7,673.16     8,430.02
              Research and development expenses          1,189.92     1,256.97
              Rights on leased assets                       92.77        55.51
              Administrative concessions                 6,603.09     7,872.63
              Other intangible assets                    4,306.95     5,184.70
              Accumulated amortization                  (4,519.57)   (5,939.79)

Goodwill (Note 5)                                        6,053.87     7,409.36

Subscribed shares not paid-in (uncalled payments)            0.00         0.00

Financial assets                                        13,006.44    12,227.02
              Long term financial investments (Note 8)   3,441.92     3,227.62
              Deferred expenses (Note 9)                   535.04       432.23
              Longterm prepaid taxes (Notes 18)          9,029.48     8,567.17

Current assets                                          10,482.36    11,642.62
              Inventories                                  400.97       669.62
              Accounts receivable                        6,218.26     6,935.79
              Credits and other investments              3,199.64     2,288.35
              Prepayments                                  193.61       203.66
              Short-term treasurystock (Note 11)           133.46       690.18
              Cash                                         336.42       855.02
--------------------------------------------------------------------------------
Total assets                                            62,075.20    63,466.34


              The accompanying notes 1 to 25 and exhibits I to VI are an integral part of these consolidated financial statements

Telefonica
--------------------------------------------------------------------------------


TELEFONICA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31

--------------------------------------------------------------------------------
                                                    Amounts in millions of Euros
                                                    ----------------------------
    Liabilities and shareholders' equity                  2003           2004
--------------------------------------------------------------------------------
Shareholders' equity (Note 11)                          16,756.56      16,225.12
              Capital stock                              4,955.89       4,955.89
              Paid-in surplus                            7,987.14       5,287.68
              Revaluation reserve                        1,357.86       1,357.86
              Other reserves                               252.09       1,746.40
              Net income for the year                    2,203.58       2,877.29

              Minority interests (Note 12)               4,426.22       3,775.58

Stockholders ownership                                  21,182.78      20,000.70

Provisions for contingencies and expenses (Note 14)      7,688.23       7,574.21

Negative goodwill                                           11.42           4.97

Deferred revenues (Note 13)                                657.97         328.97

Long term liabilities                                   18,495.42      16,003.71
              Long term creditors                       17,693.79      15,147.89
              Deferred taxes (Note 18)                     801.63         855.82

Current liabilities                                     13,848.86      19,344.92
              Trade creditors                            5,308.60       5,665.41
              Non trade creditors                        8,122.09      13,134.95
              Accruals                                     418.17         544.56

Provisions for contingencies and expenses short term       190.52         208.86
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity              62,075.20      63,466.34


              The accompanying notes 1 to 25 and exhibits I to VI are an integral part of these consolidated financial statements

Telefonica
--------------------------------------------------------------------------------

TELEFONICA GROUP
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31

--------------------------------------------------------------------------------
                                                 Amounts in millions of Euros
--------------------------------------------------------------------------------
                                                  2002       2003      2004
--------------------------------------------------------------------------------
Revenues from operations (Note 20)            28,411.30   28,399.84   30,321.90
Other operating revenues                         297.57      288.94      381.71
Internal expenditures capitalized                496.71      530.32      474.31
Increase in inventories (net)                    (18.10)    (135.49)      32.97

              Total revenues                  29,187.48   29,083.61   31,210.89

Goods purchased                                6,953.59    6,276.61    7,558.69
External services and local taxes              4,976.71    5,082.68    5,601.63
Personnel expenses (Note 20)                   4,793.77    4,641.32    4,411.81
Provision for depreciation and
  amortization                                 6,692.42    6,274.22    5,980.15
Trade provisions                                 645.58      420.60      336.16
Other operating expenses                          93.66       60.28       87.20

     Total operating costs before financial
     expenses and goodwill amortization       24,155.73   22,755.71   23,975.64

     Operating profit                          5,031.75    6,327.90    7,235.25

Amortization of goodwill (Note 5)               (667.49)    (444.11)    (433.53)
Reversal of negative goodwill                      2.06        1.65        0.94
Financial income (expense)                    (1,589.30)  (1,555.87)  (1,240.21)
Exchange (losses) gains                         (632.32)     495.17       56.41
Income (losses) from associated companies       (527.88)    (212.58)     (56.11)

     Profit from ordinary activities           1,616.82    4,612.16    5,562.75

Extraordinary revenues (Note 20)                 474.63    1,167.16      409.02
Losses on fixed assets (Note 20)              (9,614.55)     (55.27)     (49.71)
Extraordinary expenses (Note 20)              (7,077.96)  (2,361.55)  (1,525.05)

     Income before tax and minority
       interests                             (14,601.06)   3,362.50    4,397.01

Corporate income tax (Note 18)                 3,228.65     (913.43)  (1,138.71)
Minority interests (Note 12)                   5,795.61     (245.49)    (381.01)

     Net income                               (5,576.80)   2,203.58    2,877.29

Net income per share (Euros)                      (1.13)       0.44        0.60
--------------------------------------------------------------------------------


               The accompanying notes 1 to 25 and exhibits I to VI are an integral part of these consolidated financial statements

Telefonica
--------------------------------------------------------------------------------


                        TELEFONICA, S.A. AND SUBSIDIARIES
                         COMPOSING THE TELEFONICA GROUP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                      ------------------------------------



(1)  INTRODUCTION AND GENERAL INFORMATION

     Telefonica Group companies

     Telefonica, S.A. and its subsidiaries and investees make up an integrated group of companies ("the Telefonica Group") operating mainly in the telecommunications, media and entertainment industries.

     The Parent Company of this Group is Telefonica, S.A. ("Telefonica"), a corporation that was incorporated for an indefinite period of time on April 19, 1924. Its registered office is at calle Gran Via 28, Madrid (Spain).

     Exhibit I hereto lists the subsidiaries, associated companies and investees in which the Telefonica Group has direct or indirect holdings, their lines of business, their registered offices, their net worth and results at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and the consolidation method used.

     Corporate structure of the Group

     Telefonica's basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or supplementary telecommunications services or the services derived therefrom. All the business activities that constitute the corporate purpose may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through stockholdings or other equity interests in other companies or legal entities with an identical or a similar corporate purpose.

     The main groups of subsidiaries through which Telefonica carries on its corporate purpose and manages its business areas or basic lines of business are as follows:

     - The wireline telephony business and the related supplementary services provided in Spain, centered at the Telefonica de Espana Group.

     - The cellular telephony business is centralized in Spain and abroad at the Telefonica Moviles Group.

     - The main business activity of the Telefonica Internacional Group is to make and manage investments in the wireline telephony industry in the Americas.

     - Other businesses in the Telefonica Group are those headed up by Telefonica Publicidad e Informacion-TPI (the directories business), Terra Networks, S.A. (provider of services,

Telefonica
--------------------------------------------------------------------------------


          content and portals for Internet access), Atento, N.V. (call center services) and Telefonica de Contenidos, S.A. (media, entertainment and content).

     The business activities carried on by most of the Telefonica Group companies are regulated by various pieces of legislation, under which authorizations, concessions or licenses must be obtained in certain circumstances in order to be able to provide the various services.

     Also, certain wireline and wireless telephony services are provided under regulated rate and price systems.


(2)  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

     a)   True and fair view

     The accompanying consolidated financial statements of the Telefonica Group were prepared from the accounting records of Telefonica, S.A. and of each of the companies composing the Telefonica Group. The respective individual financial statements were prepared in accordance with the accounting principles and standards regulated in Spain by the Commercial Code as implemented by the Spanish National Chart of Accounts and in the applicable regulations in the various countries in which the companies composing the Consolidated Group are located. The accompanying consolidated financial statements are presented in accordance with Royal Decree 1815/1991, approving the rules for the preparation of consolidated financial statements and, accordingly, they give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2004.

     b)   Accounting policies

     The consolidation methods applied were as follows:

     - The companies over which effective control is exercised or in relation to which the Company has entered into agreements with the other stockholders were fully consolidated.

     - The companies which are managed jointly with third parties were proportionally consolidated.

     - The companies in which there is significant influence but not ownership of a majority of the voting rights in their governing bodies or joint management with third parties are accounted for by the equity method.

     - The investees which are either not included in the foregoing points or which, although included, do not have a material impact on the consolidated financial statements are carried at the lower of cost or market.

     In certain circumstances, at some of the Group's investees a qualified majority of the voting rights may be required to adopt certain resolutions, and this was taken into account, together with other factors, when selecting the consolidation method.

     All material accounts and transactions between the consolidated companies were eliminated in consolidation. The margins included in transactions involving capitalizable goods or services by subsidiaries with other Telefonica Group companies were eliminated in consolidation.

Telefonica
--------------------------------------------------------------------------------


     In the case of Group companies whose accounting and valuation methods differed from those of Telefonica, adjustments were made in consolidation in order to present the consolidated financial statements on a uniform basis with the financial statements of the Parent Company.

     The consolidated statement of income includes the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was formed through year-end.

     The equity of minority interests in the net worth and results of the fully consolidated subsidiaries is recorded under the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions, respectively (see
     Note 12).

     In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and of the companies accounted for by the equity method to the Parent Company's accounts, since it is considered that such reserves will be used to finance these companies' operations and that those that may be distributed would not give rise to a material additional tax cost.

c)   Comparative information and changes in the scope of consolidation

     Comparative information

     The figures in these consolidated financial statements and in the consolidated management report are expressed in millions of euros unless indicated otherwise.

     There were no changes in the structure of the consolidated balance sheet and consolidated statement of income with respect to those presented in the previous year. Also, there were no changes in accounting principles with respect to 2003 with a significant effect.

     Changes in the scope of consolidation

     The main variations in the scope of consolidation in 2004 were as follows (the full detail of all the variations in 2004 and 2003 is included in Exhibit II):

     Telefonica

     Telefonica, S.A. acquired 52,820,862 shares of Portugal Telecom, S.G.P.S., S.A. for (euro)475.14 million, giving rise to consolidation goodwill of
     (euro)344.52 million. Additionally, on December 29, 2004, Portugal Telecom reduced capital by retiring 87,799,950 shares of treasury stock, representing 7% of capital stock. Following these transactions, Telefonica increased its direct holding in this company to 8.55%. The direct and indirect ownership interest of the Telefonica Group is 9.58%. This company continues to be accounted for by the equity method in the consolidated financial statements of the Telefonica Group.

     Telefonica Moviles Group

     In August 2004, Brasilcel N.V. and Telesp Celular Participacoes, S.A. (TCP) announced their intention to launch friendly tender offers for Tele Sudeste Celular Participacoes, S.A., Tele Leste Celular Participacoes, S.A., Celular CRT Participacoes, S.A and Tele Centro

Telefonica
--------------------------------------------------------------------------------


     Oeste Celular Participacoes, S.A (TCO). These tender offers were effectively implemented in October.

     The following tables show the percentages of ownership held by Brasilcel N.V. and TCP in these subsidiaries before the friendly tender offers and the resulting percentages of ownership after settlement of the shares purchased as a result of the offer:


     -----------------------------------     -----------------------------
     Brasilcel    Percentage  Percentage     TCP   Percentage   Percentage
                      of          of                  of           of
                  Ownership    Ownership           Ownership    Ownership
                    before       after               before       after
                    tender      tender               tender       tender
                    offers      offers               offers       offers
     ------------------------------------    -----------------------------
     Tele Sudeste    86.7%        90.9%

     -----------------------------------
     Tele  Leste     27.9%        50.6%      TCO      28.9%        50.6%
     -----------------------------------
     CRT             51.5%        67.0%
     -----------------------------------     -----------------------------


     These tender offers gave rise to a cash payment of approximately 607 million reais for Brasilcel, N.V. and of 902 million reais for TCP.

     At the end of June 2004, Brasilcel N.V. effectively acquired from NTT DoCoMo, Inc. and Itochu Corporation their ownership interests in Sudestecel Participacoes, S.A., a holding company controlling a bloc of shares in the operator Tele Sudeste Celular Participacoes, S.A. representing 10.5% of its capital stock, for (euro)20.84 million. As a result of this transaction, Brasilcel, N.V. increased its controlling interest in Sudestecel Participacoes., S.A. to 100%. This company continues to be fully consolidated in the financial statements of the Brasilcel Group and this group, in turn, is proportionally consolidated in the consolidated financial statements of the Telefonica Group, in accordance with the agreements with Portugal Telecom as detailed in Note 22-d.

     On July 23, 2004, a 100% holding in the Chilean company Telefonica Movil de Chile, S.A. was acquired from the Chilean company Compania de Telecomunicaciones de Chile, S.A., a subsidiary of Telefonica Internacional, S.A. The total amount paid for this acquisition was $1,058 million. As a result of this transaction, the Telefonica Group increased its effective ownership interest in the capital stock of this company from 44.89% to 92.46%. This company continues to be fully consolidated in the consolidated financial statements of the Telefonica Group.

     On March 5, 2004, Telefonica Moviles, S.A. reached an agreement with BellSouth Corporation ("BellSouth") for the acquisition of all the holdings owned by latter in the former's operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

     The effective transfer of the shares of these companies was conditional, inter alia, upon the obtainment of the required regulatory authorizations in each country and on the approvals, if any, required, from the minority stockholders. The shares of these operators were effectively transferred in 2004 and in January 2005: all the holdings of BellSouth in the operators located in Ecuador, Guatemala and Panama were transferred on October 14, 2004; those in the operators located in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004, that in the operator in Chile was transferred on January 7, 2005, and the holding in the Argentinian operator was transferred on January 11, 2005.

Telefonica
--------------------------------------------------------------------------------


     Under this agreement the aforementioned operators were valued at $5,850 million and their net debt was taken over. The total acquisition cost for Telefonica Moviles, adjusted by the net debt of all the companies, amounted to (euro)3,252.54 million (excluding Chile and Argentina).

     In addition to acquiring the holdings owned by the BellSouth Group in the wireless operators in Latin America, in compliance with the commitments assumed under the share purchase agreement, Telefonica Moviles launched an offer for the acquisition of the minority interests in these companies, the purchase price in each case being equal to the price agreed with BellSouth.

     Following are the values assigned to each transaction and the acquisition cost for Telefonica Moviles:

     - Acquisition of a 100% holding in the operator Otecel, S.A. (Ecuador) for a total company value of $833 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was
          (euro)663.43 million.

     - Acquisition of a 100% holding in BellSouth Guatemala, S.A. for a total company value of $175 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was (euro)92.54 million.

     - Acquisition of a 99.57% holding in BellSouth Panama, S.A. for a total company value of $657 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was (euro)549.28 million.

     - Acquisition of a 100% holding in Telcel, S.A. (Venezuela) for a total company value of $1,195 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was (euro)1,223.98 million.

     - Acquisition of a 100% holding in Telefonica Moviles Colombia, S.A. for a total company value of $1,050 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was
          (euro)517.46 million.

     - Acquisition of a 99.85% holding in Comunicaciones Moviles del Peru, S.A. for a total company value of $210 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was
          (euro)7.70 million.

     - Acquisition of a 100% holding in Telefonia Celular de Nicaragua, S.A. for a total company value of $150 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was
          (euro)148.74 million.

     - Acquisition of a 100% holding in Abiatar, S.A. for a total company value of $60 million. The acquisition cost for Telefonica Moviles, adjusted for the company's net debt, was (euro)49.42 million.

     Telefonica de Contenidos Group

     Telefonica, S.A. sold on the London Stock Exchange 38,853,403 Pearson Plc shares representing 4.84% of its capital stock for approximately (euro)350 million, giving rise to a loss of (euro)33.23 million in the consolidated financial statements of the Telefonica Group.

Telefonica
--------------------------------------------------------------------------------


     T.P.I. Group

     In 2004 Telefonica Publicidad e Informacion, S.A., the parent company of the group, acquired the remaining 49% holding in its Chilean subsidiary Impresora y Comercial Publiguias, S.A. for (euro)65.6 million, thereby increasing its ownership interest to 100%. A 9% holding was acquired from the Chilean company Compania de Telecomunicaciones de Chile, S.A., a Telefonica Group subsidiary. This company continues to be fully consolidated in the Telefonica Group.

     Terra Group

     On October 5, 2004, Terra Networks, S.A. and Daum Communications, Corp. reached an agreement for the sale of Lycos, Inc. after obtaining the required administrative authorizations and approval from the Antitrust Authorities in the United States. The sale price was set at $108 million, giving rise to a gain of (euro)26.17 million. On September 30, 2004, i.e before the sale of Lycos, Inc., and as part of the agreement for this transaction, Lycos, Inc. transferred assets amounting to (euro)332.9 million to Terra Networks, S.A.

     Telefonica Internacional Group

     On July 8, 2004, Telefonica Internacional Chile S.A. acquired 3 million ADRs of Compania de Telecomunicaciones de Chile S.A. (CTC), representing 12 million series A shares, equal to a 1.25% holding in this company, thereby increasing the Telefonica Group's total ownership interest to 44.89%. The price paid was US$ 37.07 million. The company continues to be fully consolidated in the Telefonica Group.

     Under a share repurchase program, the subsidiary Telefonica del Peru, S.A.A. acquired own shares in the market for 21.90 million new soles (approximately (euro)5.3 million), thereby increasing the Telefonica Group's effective percentage of ownership from 97.21% to 98.19%. The company continues to be fully consolidated in the Telefonica Group.

     In December the Brazilian company Telecomunicacoes de Sao Paulo, S.A. (TELESP) entered into an agreement for the purchase of all the shares (cuotas) of Santa Genovense Participacoes Ltd., a holding company owning all the cuotas of Atrium Telecomunicacoes, for 113.44 million Brazilian reais (approximately (euro)31 million), giving rise to goodwill of
     (euro)33.14 million. The company was fully consolidated in the consolidated financial statements of the Telefonica Group.


(3)  PROPOSED DISTRIBUTION OF INCOME OF THE PARENT COMPANY

     Telefonica, S.A. obtained income of (euro)1,301.40 million in 2004.

     The proposed distribution of 2004 income that the Company's Board of Directors will submit for approval by the Stockholders' Meeting is as follows: a) to appropriate 10% of income for the year ((euro)130.14 million) to the legal reserve; b) to pay a fixed dividend of (euro)0.23 gross per share for the Company's outstanding shares carrying dividend rights; and c) to appropriate the remainder to voluntary reserves.

Telefonica
--------------------------------------------------------------------------------


---------------------------------------------------------------
                                             Millions of euros
---------------------------------------------------------------
Distributable income                             1,301.40
Distribution to:
Legal reserve                                      130.14
Dividend (maximum distributable
amount of (euro)0.23/share for all the
shares into which the Company's                  1,139.86
capital stock is divided
(4,955,891,361 shares).

Voluntary reserve                          (minimum)31.40
---------------------------------------------------------------
Total                                            1,301.40
---------------------------------------------------------------


     It is hereby stated that on February 23, 2005, the Company's Board of Directors resolved (see Note 23) to distribute a fixed interim dividend out of 2004 income of (euro)0.23 gross for the Company's outstanding shares carrying dividend rights, up to a total amount of (euro)1,139.86 million. This interim dividend will be paid on May 13, 2005. Consequently, the proposed dividend to be paid out of 2004 income will be fully settled through payment of the aforementioned interim dividend.


(4)  VALUATION STANDARDS

     The main valuation methods used in preparing the 2004 consolidated financial statements were as follows:

     a)   Consolidation goodwill

          The accompanying consolidated balance sheets include consolidation goodwill, net of amortization, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the subsidiaries consolidated or accounted for by the equity method and their underlying book values plus the unrealized gains allocable to these companies' assets at the acquisition date.

          The amortization periods are those for which the projected income attributable to the Group of the companies at which goodwill exists is at least equal to the unamortized amount of the goodwill relating to these companies. Generally speaking, this goodwill is amortized by the straight-line method over 20 years (see Exhibit III).

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

          2. Income statements, which were translated at the average exchange rates for the year.

Telefonica
--------------------------------------------------------------------------------


          The exchange difference arising from application of this method is included under the "Stockholders' Equity - Translation Differences in Consolidation" caption in the accompanying consolidated balance sheets, net of the portion of said difference relating to minority interests, which is recorded under the "Minority Interests" caption on the liability side of the accompanying consolidated balance sheets.

          In accordance with the accounting standards in force in their respective countries, certain Group companies use accounting methods that include inflation adjustments, which consist of valuing monetary assets and liabilities at face value and adjusting the historical cost of nonmonetary assets and liabilities for the inflation from the date of inclusion of the asset or liability in the company's balance sheet to year-end. Therefore, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the "Exchange Losses" or "Exchange Gains" captions. The amounts thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made by the year-end exchange rate method described in the preceding paragraphs.

          The consolidation of Group companies located in Argentina constitutes a special case. In accordance with the requirements of the Spanish Accounting and Audit Institute (ICAC), the assets of these companies do not include the effect of the adjustment for inflation which, temporarily, was considered under local accounting regulations in Argentina in 2002 and in the first quarter of 2003.

     c)   Start-up expenses

          Start-up expenses comprise mainly incorporation, capital increase and preopening expenses and expenses relating to initial public offerings. Preopening expenses include most notably direct costs incurred in the launch of various GSM digital telephony services and expenses incurred in connection with UMTS third-generation wireless services in Spain until these services start to be marketed (first quarter of 2004). These expenses are recorded at cost and are amortized on a straight-line basis over five years from the inception of activity.

     d)   Intangible assets

          This caption in the accompanying consolidated balance sheets relates mainly to the following items:

          Research and development expenses

          These relate to the costs incurred in developing new products to be marketed or used for the Group's own network, which are generally amortized by the straight-line method over three years from the date of completion. Costs incurred in projects which are not viable for the future are charged to the consolidated statement of income for the year in which this circumstance becomes known.

Telefonica
--------------------------------------------------------------------------------


          Administrative concessions

          This caption relates to the acquisition cost of the licenses for the provision of telephony services granted to the Group by various public authorities, and to the value assigned to the licenses held by certain companies at the time they were included in the Telefonica Group.

          Amortization starts to be taken when commercial operation of these licenses commences and continues to be taken over the term thereof based in most cases on the estimated capacity to generate revenues in each period.

          Rights on leased assets

          The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option is recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. The rights under the existing contracts, which relate mainly to computer hardware, are amortized on a straight-line basis generally over five years, which coincides with the years of useful life of the hardware.

          Software licenses and developments

          These items are recorded at cost and are amortized on a straight-line basis over three years.

          Other intangible assets

          This caption includes, among other items, the costs incurred in acquiring capacity and rights to use other operators' cables, mainly underwater cables. These rights are amortized over the duration of the rights acquired.

     e)   Property, plant and equipment

          Property, plant and equipment are carried at cost revalued pursuant to the applicable enabling legislation (see Note 7). If the regulations applicable in a particular country so require, the property, plant and equipment are valued at cost adjusted for inflation (see Note 4-b).

          Cost includes external costs plus internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under the "Capitalized Expenses of Group Work on Fixed Assets" caption.

          The interest and other financial expenses incurred during the construction of fixed assets which lead to the start-up of a new activity, when the construction period exceeds one year, and the exchange differences arising over this period on long-term loans to finance these assets, are generally not capitalized. However, because of their specific nature, the interest expenses incurred in the construction of the Group's future office center (Distrito C), amounting to (euro)1.7 million, were capitalized.

          The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

          Upkeep and maintenance expenses are expensed currently.

Telefonica
--------------------------------------------------------------------------------

          The Group records the necessary value adjustments to reduce the cost of each item of property, plant and equipment to its market value at each year-end, provided that the book value of the asset is not recoverable through the generation of sufficient revenues to cover all the costs and expenses, including depreciation.

          An allowance is be recorded for lasting decline in value that is deemed to be reversible. This allowance is deducted in the valuation of the asset in question; in this case the lower value is not maintained if the causes which prompted the value adjustment cease to exist.

          If the decline in value of the assets is irreversible and differs from the result of systematic depreciation, the loss and the decline in value of the related asset are recorded directly.

          The companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the assets, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

          ---------------------------------------------------
                                                  Years of
                                                 Estimated
                                                Useful Life
          ---------------------------------------------------
          Buildings and structures                25 - 50
          Plant and machinery                     10 - 15
          Telephone installations, networks
            and subscriber equipment               5 - 25
          Furniture, office equipment and other    2 - 10
          ---------------------------------------------------

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

          Unrealized losses (cost higher than market value at year-end) are recorded under the "Allowances" caption.

     g)   Deferred charges

          This caption in the accompanying consolidated balance sheets includes mainly the following items:

          Supplementary pension payments to retired employees (shortfall)

Telefonica
--------------------------------------------------------------------------------


          These relate to the shortfall in the provisions recorded for the commitments assumed by Telefonica de Espana to retired employees as of June 30, 1992. Since then, the shortfall has been allocated to income over 15 years by the straight-line method, in accordance with the communication of March 1, 1993, received from the Spanish Accounting and Audit Institute (ICAC). On November 1, 1997, coverage of these commitments was externalized and on November 1, 2002, they were adapted to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security Measures, Royal Decree 1588/1999 approving the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries (see
          Note 9), and Additional Provision Twenty-Five of Law 14/2000 on Tax, Administrative, Labor and Social Security Measures.

          Debt arrangement expenses

          These relate to long-term debt arrangement expenses and issuance premiums corresponding to debentures and bonds and preferred securities and are amortized by the interest method on the basis of the principal amounts outstanding.

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

          Externalization of pension commitments

          As a result of Telefonica de Espana's externalization of its pension commitments pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security Measures, Royal Decree 1588/1999 approving the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries, and Additional Provision Twenty-Five of Law 14/2000 on Tax, Administrative, Labor and Social Security Measures for 2001, the differences arising due to the change in the actuarial assumptions needed to externalize the aforementioned commitments were recorded under the "Deferred Charges" caption (see Note 9). (euro)12.60 million and (euro)11.76 million were recorded in this connection in 2003 and 2004, respectively, under the "Extraordinary Expenses and Losses" caption in the consolidated statement of income (see Note 20).

     h)   Inventories

          Warehouse materials for installation in investment projects and consumables and replacement parts are valued at the lower of weighted average cost, adjusted for the effect of inflation in the countries whose local legislation so requires (see Note 4-b), or market.

          Obsolete, defective or slow-moving inventories have been reduced to realizable value. The allowance for decline in value of inventories is recorded on the basis of inventory age and turnover.

     i)   Treasury stock

          Treasury stock is valued at the lower of cost, comprising the total amount paid for acquisition, or market. Since these shares were acquired without any prior resolution having

Telefonica
--------------------------------------------------------------------------------


          been adopted by the Stockholders' Meeting to use them to reduce capital stock, it is assumed that they are intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, the market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. Where appropriate, provisions were recorded with a charge to the consolidated statement of income for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned value and the related underlying book value.

     j)   Capital subsidies

          Capital subsidies are valued at the amount granted and are allocated to income on a straight-line basis over a maximum period of ten years, which does not differ materially from the estimated useful life of the subsidized assets.

          Most of the aforementioned subsidies were granted to Telefonica de Espana and the conditions under which the subsidies were granted are being met (see Note 13).

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

          The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the positive net differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

          The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

          Exchange gains or losses arising from specific-purpose financing of foreign currency investments in investees to hedge the exchange risk to which these investments are exposed are recorded under the "Translation Differences in Consolidation" caption in the consolidated balance sheet.

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

Telefonica
--------------------------------------------------------------------------------


     l)   Pension and other commitments to employees

          At year-end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing commitments that have not been externalized, based on actuarial calculations using an appropriate discount rate. The liabilities recorded under "Preretirements, Social Security Costs and Voluntary Severances" were calculated individually and are discounted to present value at a rate of 4%.

          The Group's main commitments in this connection are detailed in Note
          14.

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

     o)   Derivatives

          Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risk on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are taken to the consolidated statement of income using the same timing of recognition method as that used to recognize the gains or losses on the underlying hedged asset or transaction (see
          Note 17).

          Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the consolidated statement of income. Similarly, transactions aimed at reducing the exchange risk relating to the income contributed by Latin American subsidiaries are not treated as hedging transactions.

     p)   Corporate income tax and other taxes

          These captions in the accompanying consolidated statements of income include all the debits and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group companies abroad.

          The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and the book income before taxes that do not reverse in subsequent periods. The difference between the accrued tax expense and the tax paid is due to the above-mentioned deferral, to tax assets for tax credits not yet taken and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities, provided that they have a certain reversal period (see Note 18).

          Pursuant to an ICAC resolution of March 15, 2002, the Telefonica Group recorded the tax assets relating to the tax relief and tax credits not yet taken for tax purposes regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future (see Note 18). Tax credits for investment in fixed assets are deferred from when they are recognized over the average years of useful life of the assets for which the credits were earned.

     q)   Recognition of revenues and expenses

          Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

          The revenues from wireline telephony and other services are recognized on an accrual basis. These services are generally billed bimonthly. Unbilled revenues from the beginning of the billing cycle to the end of each month are estimated or recorded as soon as they are known. The differences between the estimated revenues and those subsequently billed are not material and are recognized in the following period as an addition to net sales.

          In the wireless telephony business there are advertising campaigns based on customers obtaining points for the telephone traffic they generate. These points can be exchanged for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision based on an estimate of the value of the points accumulated at year-end.

          The "Accrual Accounts" caption on the liability side of the consolidated balance sheet includes the amount relating to purchases made by customers of the prepaid service for recharging or acquiring cards that at year-end had still not been earned and recorded as a revenue since the customers had not consumed the total amount of traffic relating to their cards.

          As for the business activities performed by Group subsidiaries operating in the on-line travel agency industry, which bill the end customer for the total amount of the ticket, including taxes, and assume the credit risk or risk of nonpayment by the end customer, maintaining a minimum purchase commitment to the principal supplier or reserving the right to set the definitive price to be charged to the end customer, the full amount billed is recorded under the "Net Sales and Services" caption. In connection with these sales, the "Cost of Materials Used and Other External Expenses" caption includes all the cost of the products sold. If these conditions are not met, the commission earned by the Company is recognized under the "Net Sales and Services" caption. The sales thus recorded in 2004 and 2003 amounted to (euro)25.66 million and (euro)31.19 million, respectively.

          In the directories line of business, advertising revenues and the associated costs are recognized when the advertisement is published, regardless of when the related monetary or financial flow arises. The revenues related to billings for advertising in unpublished guides are recorded under the liability "Accrual Accounts" caption, whereas the associated costs are recorded as "Inventories" until the guides are published.

Telefonica
--------------------------------------------------------------------------------


          In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(5)  CONSOLIDATION GOODWILL

     The variations in the "Consolidation Goodwill" caption and in the related accumulated amortization in 2004 and 2003 were as follows:

                    --------------------------------------------
                                                       Millions
                                                       of Euros
                    --------------------------------------------
                    Balance at 12/31/02                6,364.02
                    --------------------------------------------
                    Additions                          1,135.82
                    Amortization                        (444.11)
                    Write-offs (Note 20)                  (6.48)
                    Net retirements                     (312.01)
                    Net transfers                       (606.73)
                    Translation differences              (76.64)
                    --------------------------------------------
                    Balance at 12/31/03                6,053.87
                    --------------------------------------------
                    Additions                          2,231.55
                    Amortization                        (433.53)
                    Write-offs (Note 20)                (111.09)
                    Net retirements                      (85.75)
                    Net transfers                       (242.85)
                    Translation differences               (2.84)
                    --------------------------------------------
                    Balance at 12/31/04                7,409.36
                    --------------------------------------------

     The goodwill arising on the acquisition of companies abroad is translated to euros at the exchange rates prevailing at the time the goodwill arises, except for goodwill arising on the acquisition of companies by foreign companies, which is recorded in local currency and is affected by exchange rate fluctuations. The resulting differences are recorded under the "Translation Differences in Consolidation" caption.

     The detail of the balances of the goodwill and of the related accumulated amortization relating to each company and of the variations therein is shown in Exhibit III.

     Per the estimates and projections available to the directors, the projected income attributable to the Group that will be earned by the companies at which goodwill had arisen at year-end is at least equal to the unamortized balance of the related goodwill in the related periods.

     Based on these estimates and projections, in 2004 the existing estimates and projections were reviewed, and (euro)111.09 million of goodwill was written off in accordance with the accounting principle of prudence in valuation, based on the analyses made of the projected cash flows for the following years (see Note 20). The goodwill written off in 2004 included most notably (euro)101.51 million relating to the investment in Telefonica UK.

     There were no material writeoffs in 2003.

Telefonica
--------------------------------------------------------------------------------


     2004

     The main additions to consolidation goodwill in 2004 related to the following companies:

          --------------------------------------------------
                                                  Millions
                                                  of Euros
          --------------------------------------------------
          Olympic, Ltda.                           501.85
          Otecel, S.A.                             397.44
          Telcel, C.A.                             376.24
          Portugal Telecom S.G.P.S., S.A.          344.52
          Telefonica Moviles Panama                252.18
          Brasilcel Group                          111.68
          Other companies                          247.64
          --------------------------------------------------
          Total                                  2,231.55
          --------------------------------------------------


     The net retirements of goodwill in 2004 included most notably that relating to the divestment of Lycos, Inc. amounting to (euro)48.66 million and of Pearson Plc. amounting to (euro)189.49 million (see Note 2-c).

     2003

     The main additions to consolidation goodwill in 2003 related to the following companies:

          --------------------------------------------------
                                                 Millions
                                                 of Euros
          --------------------------------------------------
          Sogecable, S.A.                         607.23
          Tele Centro Oeste Celular
            Participacoes, S.A. (TCO)             227.67
          Endemol France                          112.10
          Antena 3 de Television, S.A.             63.91
          Terra Networks, S.A.                     58.57
          Other companies                          66.34
          --------------------------------------------------
          Total                                 1,135.82
          --------------------------------------------------

     The net retirements of goodwill in 2003 included most notably that relating to the divestment of Antena 3 de Television, S.A. amounting to (euro)217.59 million (see Exhibit II). The most significant transfer arose from the exclusion of the holding in Uno-e Bank, S.A. from consolidation, amounting to (euro)110.95 million (see Exhibit II).

     In 2003 (euro)504.65 million of goodwill were allocated as an addition to the net value of the licenses to operate wireless communication services nationally in Mexico. This amount was allocated after the related valuation had been completed, which is when the related amount was transferred to the "Administrative Concessions" account (see Note 6).

     As indicated in Notes 6 and 7, the positive consolidation differences allocable to the assets of the companies acquired from BellSouth were allocated in 2004, on the basis of preliminary conclusions drawn from the valuation performed by independent appraisers. Once the allocation of price to all the assets and liabilities of the acquired companies is completed in 2005, the amounts of the recorded goodwill might be modified as a result of certain reclassifications to other captions in the consolidated balance sheet, even though it is considered that the amount of these reclassifications would not be material.

Telefonica
--------------------------------------------------------------------------------


(6)  INTANGIBLE ASSETS

     The detail of the balances of the intangible asset accounts and of the variations therein in 2004 and 2003 is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Millions of Euros
                                ---------------------------------------------------------------------------------------------------
                                 Balance                              Inclusion   Exclusion                             Balance
                                    at                                    of         of        Translation                 at
                                 12/31/03    Additions  Retirements   Companies   Companies    Differences   Transfers  12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Cost:
Research and development
  expenses                       1,189.92      67.27      (1.96)             -          -          0.06         1.68     1,256.97
Administrative concessions       6,603.09       9.93      (2.81)      1,244.69          -        (53.51)       71.24     7,872.63
Rights on leased assets             92.77       1.31      (1.91)             -     (14.27)         0.90       (23.29)       55.51
Software licenses
  and developments               3,492.73     322.06     (52.74)        151.10      (9.72)        17.95       235.49     4,156.87
Other intangible assets            814.22     193.48     (47.11)        370.06    (158.45)         4.46      (148.83)    1,027.83
-----------------------------------------------------------------------------------------------------------------------------------
Total intangible assets, gross  12,192.73     594.05    (106.53)      1,765.85    (182.44)       (30.14)      136.29    14,369,81
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated amortization:
Research and
  development expenses           1,090.50      88.64          -              -          -          0.07            -     1,179.21
Administrative concessions       1,103.29     252.63      (2.81)        269.85          -        (10.76)      (11.91)    1,600.29
Rights on leased
  assets                            33.37      14.93      (0.65)             -     (12.53)        (0.17)      (18.65)       16.30
Software licenses
  and developments               1,883.57     782.76     (46.57)         86.16      (6.96)         3.88       120.23     2,823.07
Other intangible assets            380.69      48.08     (34.52)         96.97    (100.53)         1.71       (79.86)      312.54
-----------------------------------------------------------------------------------------------------------------------------------
Total accumulated amortization   4,491.42   1,187.04     (84.55)        452.98    (120.02)        (5.27)        9.81     5,931.41
-----------------------------------------------------------------------------------------------------------------------------------
Allowances for decline in value     28.15      0.52       (3.11)             -      (8.45)         0.33        (9.06)        8.38
-----------------------------------------------------------------------------------------------------------------------------------
Intangible assets, net           7,673.16   (593.51)     (18.87)      1,312.87     (53.97)       (25.20)      135.54     8,430.02
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Millions of Euros
                                ---------------------------------------------------------------------------------------------------
                                 Balance                              Inclusion   Exclusion                             Balance
                                    at                                    of         of        Translation                 at
                                 12/31/02    Additions  Retirements   Companies   Companies    Differences   Transfers  12/31/03
-----------------------------------------------------------------------------------------------------------------------------------
Cost:
Research and development
  expenses                       1,179.15     73.32      (57.33)             -          -         (1.93)       (3.29)    1,189.92
Administrative concessions       6,350.20      0.12      (15.33)          8.30          -       (110.59)      370.39     6,603.09
Rights on leased assets             84.40     21.63       (4.55)            -       (9.27)        (4.24)        4.80        92.77
Software licenses
  and developments               3,131.15    533.05     (699.08)         16.90      (2.20)       (11.08)      523.95     3,492.73
Other intangible assets          1,190.64    181.76     (254.44)         16.46     (18.38)       (14.37)     (287.45)      814.22
-----------------------------------------------------------------------------------------------------------------------------------
Total intangible assets, gross  11,935.58    809.88   (1,030.73)         41.66     (29.85)      (142.21)      608.40    12,192.73
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated amortization:
Research and development
  expenses                       1,005.95    141.00      (56.69)             -          -         (0.51)        0.75     1,090.50
Administrative concessions         993.97    244.99       (4.06)          1.62          -        (37.98)      (95.25)    1,103.29
Rights on leased assets             29.92     16.33       (2.93)             -      (3.65)        (3.04)       (3.26)       33.37
Software licenses
  and developments               1,767.14    725.21     (685.12)          5.84      (1.12)       (25.49)       97.11     1,883.57
Other intangible assets            468.70     77.88     (148.96)          0.03      (0.46)       (25.57)        9.07       380.69
-----------------------------------------------------------------------------------------------------------------------------------
Total accumulated amortization   4,265.68  1,205.41     (897.76)          7.49      (5.23)       (92.59)        8.42     4,491.42
-----------------------------------------------------------------------------------------------------------------------------------
Allowances for decline in value     40.33      0.80       (4.89)             -      (0.08)        (3.02)       (4.99)       28.15
-----------------------------------------------------------------------------------------------------------------------------------
Intangible assets, net           7,629.57   (396.33)    (128.08)         34.17     (24.54)       (46.60)      604.97     7,673.16
-----------------------------------------------------------------------------------------------------------------------------------


     The "Inclusion of Companies" column in 2004 includes most notably the addition of the assets relating to the companies acquired by Telefonica Moviles from BellSouth, which gave rise to an increase in gross cost and in accumulated amortization of (euro)1,588.63 million and (euro)451.52 million, respectively. The amount relating to the gross cost includes
     (euro)1,006.73 million of addition to the value basically of licenses and customer portfolio, as a result of the allocation of the consolidation differences arising from the purchase in accordance with valuations performed by independent appraisers.

     The most significant item in "Exclusion of Companies" in 2004 related to the deconsolidation of Lola Films, with a cost and accumulated amortization of (euro)140.55 million and (euro)83.20 million, respectively.

Telefonica
--------------------------------------------------------------------------------


     The additions in 2003 included most notably (euro)316.69 million relating to Telefonica de Espana, basically due to the update of the software of exchanges. The additions at the Telefonica Moviles Group amounted to
     (euro)149.33 million and related to investments in information and billing systems and in the development of new i-mode services.

     The "Administrative Concessions" caption includes mainly the following items:

     - A concession granted by the Peruvian State to Telefonica del Peru, S.A.A. when this company was acquired in April 1994 by Telefonica Internacional. This concession expires in 2019.

     - Licenses to operate wireline and wireless communications services of the companies awarded in the privatization in July 1998 of the Telebras in Brazil. A portion of the price paid for these companies was allocated as an addition to the value of these assets when they were acquired. (euro)76.06 million were recorded in 2004 as an addition to the net value of the licenses of Tele Centro Oeste Celular Participacoes, S.A. The term of these licenses is 27 years.

     - DCS 1800 MHz license in Spain recorded at the amount paid to the Spanish Government plus the amount set aside to defray the costs relating to the radio spectrum cleaning process required for the implementation and development of these licenses.

     - The amount attributable to the licenses to operate wireless communication services nationally in Mexico. This amount was allocated after the related valuation had been completed, which is when it was reclassified from the "Consolidation Goodwill" caption. The reclassified net balance of these licenses as of December 31, 2003, amounted to (euro)504.65 million, and this amount is being amortized over the term of the licenses based on the estimated capacity of the licenses to generate revenues in each period (see Note 5).

     - Licenses for the provision of UMTS services in Spain, Germany and Switzerland. In Spain, since the technology is not available and in accordance with the revenue and expense matching principle, these licenses will begin to be amortized on commencement of the operation of the related licenses and will be amortized over the license term. For the other countries, the initial acquisition cost was written down in 2002 and the carrying value reflects the current estimate of the realizable value of these businesses.

     - Licenses to operate telecommunications services in countries where the companies acquired from BellSouth Corporation and in Chile through Telefonica Movil Chile operate.

     The terms of the licenses detailed above in connection with the wireless business range from 15 to 30 years.

     The projections of the directors regarding business performance and the income to be generated by these licenses are at least equal to the unamortized balance of the licenses.

Telefonica
--------------------------------------------------------------------------------


(7)   PROPERTY, PLANT AND EQUIPMENT

     The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2004 and 2003 is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Millions of Euros
                                ---------------------------------------------------------------------------------------------------
                                 Balance                              Inclusion   Exclusion                               Balance
                                    at                                    of         of        Translation                   at
                                 12/31/03    Additions  Retirements   Companies   Companies    Differences   Transfers    12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Cost:
Land and structures              6,071.16      192.71     (138.86)       234.44     (5.50)        (19.17)       291.49    6,626.27
Plant and machinery              2,385.42       52.05      (60.01)       121.01     (6.34)        (45.14)      (357.10)   2,089.89
Telephone installations         55,885.32    1,121.57   (1,163.00)     1,978.35     (1.01)        (87.56)     1,360.79   59,094.46
Furniture, tools and
  other items                    2,831.18      178.31     (180.80)       186.12    (13.50)        (23.33)        89.06    3,067.04
                                ---------------------------------------------------------------------------------------------------
Total property,plant and
  equipment in service          67,173.08    1,544.64   (1,542.67)     2,519.92    (26.35)       (175.20)     1,384.24   70,877.66
Construction in progress         1,074.00    1,334.08       (5.88)        70.38         -         (24.97)    (1,205.21)   1,242.40
Advances on property,
  plant and equipment                7.21        0.91       (0.04)         1.17         -          (0.41)         0.21        9.05
Installation
  materials                        185.66      294.43       (4.68)        10.95         -          (2.54)      (218.91)     264.91
                                ---------------------------------------------------------------------------------------------------
Property, plant and
  equipment, gross              68,439.95    3,174.06   (1,553.27)     2,602.42    (26.35)       (203.12)       (39.67)   72,394.02
                                ---------------------------------------------------------------------------------------------------
Accumulated depreciation:
Structures                      2,167.33       225.45      (49.20)       121.81     (1.18)        (9.72)         13.05     2,467.54
Plant and machinery             1,585.52       211.53      (29.61)        99.84     (6.30)       (46.78)       (185.35)    1,628.85
Telephone installations        38,360.03     3,837.87   (1,115.46)     1,520.22     (0.37)      (120.98)        173.72    42,655.03
Furniture, tools and
  other items                   1,927.85       355.07     (170.14)       145.57     (8.34)       (15.75)        (35.80)    2,198.46
-----------------------------------------------------------------------------------------------------------------------------------
Total accumulated
  depreciation                 44,040.73     4,629.92   (1,364.41)    1,887.44     (16.19)      (193.23)        (34.38)    8,949.88
-----------------------------------------------------------------------------------------------------------------------------------
Allowances for
  decline in value                 83.44        19.89      (25.78)        8.56          -         (1.20)         11.09        96.00
-----------------------------------------------------------------------------------------------------------------------------------
Property, plant and
  equipment, net               24,315.78    (1,475.75)    (163.08)      706.42     (10.16)        (8.69)        (16.38)   23,348.14
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Millions of Euros
                                ---------------------------------------------------------------------------------------------------
                                 Balance                              Inclusion   Exclusion                               Balance
                                    at                                    of         of        Translation                   at
                                 12/31/02    Additions  Retirements   Companies   Companies    Differences   Transfers    12/31/03
-----------------------------------------------------------------------------------------------------------------------------------
Cost:
Land and structures             6,159.15        22.93     (264.71)       15.38      (4.32)       (67.50)        210.23     6,071.16
Plant and machinery             3,739.81        55.43      (33.83)       16.32      (7.25)      (162.45)     (1,222.61)    2,385.42
Telephone installations        53,758.90       280.18     (722.61)      170.47      (0.34)      (766.85)      3,165.57    55,885.32
Furniture, tools and            3,132.06       132.27     (492.56)       23.95     (10.91)       (89.97)        136.34     2,831.18
  other items
                               ----------------------------------------------------------------------------------------------------
Total property, plant and
  equipment in service         66,789.92       490.81   (1,513.71)      226.12     (22.82)    (1,086.77)      2,289.53    67,173.08
Construction in progress          986.15     2,342.47      (18.79)        9.22      (0.21)       (36.15)     (2,208.69)    1,074.00
Advances on property, plant
  and equipment                    66.15         1.07       (0.19)        0.16          -         (5.08)        (54.90)        7.21
Installation
  materials                       162.63       122.08       (8.94)           -          -          4.79         (94.90)      185.66
                               ----------------------------------------------------------------------------------------------------
Property, plant and
  equipment, gross             68,004.85     2,956.43   (1,541.63)      235.50      (23.03)   (1,123.21)        (68.96)   68,439.95
                               ----------------------------------------------------------------------------------------------------
Accumulated depreciation:
Structures                      2,120.13       218.61      (88.99)        2.41       (2.18)     (17.35)         (65.30)    2,167.33
Plant and machinery             1,540.87       287.61      (26.47)        4.06       (5.53)    (194.35)         (20.67)    1,585.52
Telephone installations        35,217.52     4,016.14     (641.69)       76.32       (0.22)    (326.33)          18.29    38,360.03
Furniture, tools and
  other items                   1,941.31       419.61     (424.53)       13.96       (5.45)     (72.15)          55.10     1,927.85
-----------------------------------------------------------------------------------------------------------------------------------
Total accumulated
  depreciation                 40,819.83     4,941.97   (1,181.68)        6.75      (13.38)    (610.18)         (12.58)    4,040.73
-----------------------------------------------------------------------------------------------------------------------------------
Allowances for
  decline in value                 85.37        19.84      (10.36)           -           -      (10.34)          (1.07)       83.44
-----------------------------------------------------------------------------------------------------------------------------------
Property, plant and
  equipment, net               27,099.65    (2,005.38)    (349.59)      138.75       (9.65)    (502.69)         (55.31)   24,315.78
-----------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------


     The "Inclusion of Companies" column in 2004 includes most notably the addition of the assets relating to the companies acquired by Telefonica Moviles from BellSouth, which led to increases in gross cost, accumulated depreciation and allowances of (euro)2,586.91 million, (euro)1,880.59 million and (euro)8.56 million, respectively. As in the case of intangible assets, Telefonica Moviles is performing a valuation of the tangible fixed assets acquired as part of the purchase of the BellSouth operators in order to allocate to these assets the corresponding portion of the purchase price, up to the limit of their market value. This valuation has disclosed asset overstatements amounting to (euro)117 million, which are recorded as a reduction of the value of the assets acquired. Although this valuation had not been completed at the date of these consolidated financial statements, no significant differences are expected to arise with respect to the net book value of the recorded tangible and intangible assets.

     The investments in 2003 and 2004 included most notably in the case of Telefonica de Espana additions of (euro)1,084.26 million and (euro)327.09 million, respectively, focused mainly on the deployment of the RIMA network (high performance IP network) and the launch of ADSL, in which a cumulative investment of (euro)1,988.61 million has been made since the beginning in August 2001.

     The additions at the Telefonica Moviles Group in 2003 amounted to
     (euro)996.84 million and related mainly to the increase in and deployment of the capacities of the GSM and GPRS networks and the increase in the investment in the UMTS network. The additions at the Telefonica Internacional Group for investments in the year amounted to (euro)504.48 million and related to both traditional and broadband (ADSL) investments.

     The "Retirements" column of the various captions includes basically the dismantling of telephony plant of Telefonica de Espana (see Note 20) with a gross cost of (euro)1,177.29 million in 2004 ((euro)1,134.64 million in 2003).

     The "Translation Differences" column includes both the effect of the variation in exchange rates on the beginning balances and the monetary adjustment applied by certain companies to their balances to adjust for inflation, in accordance with the accounting practices in their respective countries. The effect of exchange rates on the period variations is included in the appropriate column for each variation.

     As of December 31, 2004 and 2003, the following items had been fully depreciated:

          --------------------------------------------------------
                                               Millions of Euros
                                             ---------------------
                                              12/31/04    12/31/03
          --------------------------------------------------------
          Buildings and structures              365.11      251.94
          Plant, machinery and tools          2,135.56      991.97
          Telephone installations            21,847.68   19,068.16
          Other tangible fixed assets         1,409.54      989.75
          --------------------------------------------------------
          Total                              25,757.89   21,301.82
          --------------------------------------------------------

     Telefonica de Espana's fixed assets used to provide services currently regulated by the related license cannot be mortgaged without prior administrative authorization.

Telefonica
--------------------------------------------------------------------------------



     The Telefonica Group companies have taken out insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject with suitable limits and coverage. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

     On December 31, 1996, Telefonica de Espana revalued its property, plant and equipment pursuant to Royal Decree-Law 7/1996. The Company had previously revalued its assets pursuant to the enabling legislation specifically applicable to Telefonica de Espana. The net increase in value resulting from these revaluations is being depreciated over the years of remaining useful life of the revalued assets. The percentage of total assets represented by the revalued assets and the effect on the depreciation expense for the year in the accompanying consolidated balance sheet and statement of income are not material.

     The detail, as of December 31, 2004, of the property, plant and equipment owned by consolidated Group companies located abroad is as follows:

          -----------------------------------------------------------
                                                    Millions of Euros
          -----------------------------------------------------------
          Cost                                          30,688.56
          Accumulated depreciation                     (18,170.64)
          -----------------------------------------------------------
          Total                                         12,517.92
          -----------------------------------------------------------

(8)  LONG-TERM INVESTMENTS

     The detail of the balances of the long-term investments and of the related investment valuation allowances as of December 31, 2004 and 2003, and of the variations therein in the years then ended, is as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                              Millions of Euros
------------------------------------------------------------------------------------------------------------------------------
                           Investments                                                      Tax
                          in Associated       Other                      Deposits and   Receivables
                            Companies      Investments    Other Loans     Guarantees     (Note 18)    Allowances       Total
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/02         2,081.19        932.03          2,225.26        160.77        9,679.42     (295.54)     14,783.13
------------------------------------------------------------------------------------------------------------------------------
Additions                    419.43          21.57          1,005.17        533.22          874.01      (93.50)      2,759.90
Retirements                  (47.38)       (528.68)          (607.54)      (118.29)      (1,627.84)      46.77      (2,882.96)
Inclusion of companies             -             -              8.15          0.48            3.94           -          12.57
Exclusion of companies       (17.68)             -                 -         (2.53)          (0.42)      (5.47)        (26.10)
Translation differences     (108.04)        (25.79)            (6.21)         5.12          (25.32)      12.69        (147.55)
Losses                      (212.58)             -                 -             -               -           -        (212.58)
Dividends                    (31.62)             -                 -             -               -           -         (31.62)
Transfers                   (575.92)         93.24         (1,412.30)         3.62          125.69      (17.72)     (1,783.39)
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/03        1,507.40         492.37          1,212.53        582.39        9,029.48     (352.77)     12,471.40
------------------------------------------------------------------------------------------------------------------------------
Additions                    138.77          18.72            323.51         41.34          958.65      (65.96)      1,415.03
Retirements                 (185.13)       (113.38)          (105.12)       (64.44)      (1,342.14)      17.31      (1,792.90)
Inclusion of companies            -           0.05              0.57          1.80           54.21           -          56.63
Exclusion of companies            -              -             (3.54)            -               -       16.25          12.71
Translation differences        8.30           1.82            (24.38)         6.30           (0.74)      (1.47)        (10.17)
Losses                       (56.11)             -                 -             -               -           -         (56.11)
Dividends                    (29.98)             -                 -             -               -           -         (29.98)
Transfers                   (224.17)        118.94            (72.00)        (8.54)        (132.29)      46.24        (271.82)
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/04        1,159.08         518.52          1,331.57        558.85        8,567.17     (340.40)     11,794.79
------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------


     The additions to and retirements from the "Investments in Associated Companies" and "Other Investments" accounts reflect the amount of the investments detailed in the variations in the consolidated Group as of December 31, 2004 and 2003, described in Exhibit II.

     The "Other Loans" caption includes mainly the investment of the net level premium reserves of the Group's insurance companies, mainly in fixed-income securities and long-term deposits amounting to (euro)702.65 million and
     (euro)676.93 million as of December 31, 2004 and 2003, respectively, which earned average returns in 2004 of between 3.68% and 5.17%. The "Short-Term Investments - Short-Term Investment Securities" caption in the consolidated balance sheet as of December 31, 2004, includes (euro)576.28 million ((euro)559.10 million in 2003) which also relate to short-term investments made by the Group's insurance companies to cover commitments, which are accounted for as "Technical Reserves" (see Note 14). The maturity schedule for these financial assets is established on the basis of the projections of payments to be made for the commitments acquired.

     Noteworthy in connection with the balances receivable from associated companies as of December 31, 2004 and 2003, is the financing granted to Sogecable, S.A. in accordance with the commitments assumed in relation to the integration of the satellite platforms, as indicated in Note 22-b. Thus, the "Long-term Investments - Other Loans" and "Short-term Investments
     - Loans to Associated Companies" captions include (euro)230.38 million and
     (euro)24.46 million, respectively, of loans to this company ((euro)222.49 million and (euro)9.27 million as of December 31, 2003). These were also long-term balances of (euro)66.64 million receivable from Medi Telecom and of (euro)314.27 million receivable from Ipse 2000 at 2004 years end.

     In connection with the investment in Ipse 2000, the net exposure as of December 31, 2004, including financing granted, amounted to (euro)136 million. Although this company has an imbalanced financial position, it is considered that no additional allowance is required because of the business opportunities allowed by the regulatory framework in Italy (assignment or sale of radio spectrum) and of the opportunity for optimizing and using the accumulated tax losses.

     The "Receivable from Associated Companies" and "Payable to Associated Companies" captions include most notably (euro)52.07 million and
     (euro)15.89 million, respectively, relating to Brasilcel Group companies.
     (euro)10.55 million of the "Receivable from Associated Companies" caption and (euro)0.44 million of the "Payable to Associated Companies" relate to Medi Telecom. The latter caption also includes a balance of (euro)11.71 million payable to Amper.

     The "Deposits and Guarantees" account includes mainly (euro)467.68 million to cover guarantees. These deposits will decrease as the respective obligations they are guaranteeing are reduced.

     The "Tax Receivables" caption includes the long-term deferred tax assets and other tax assets, which are grouped together under the "Long-Term Investments" caption on the asset side of the consolidated balance sheet in accordance with an ICAC Resolution on Valuation Standard 16 of the Spanish National Chart of Accounts, and the tax credits recognized in the year (see
     Note 18).

     In 2004 the Telefonica Group sold the following investments in various companies with the results detailed below:

Telefonica
--------------------------------------------------------------------------------

 -------------------------------------------------------------------------------
                                            Percentage of     Millions of euros
                                            Capital Stock    -------------------
                                                 Sold           Gain (Loss)
 -------------------------------------------------------------------------------
 Subsidiaries and associated companies:
 Lycos, Inc                                     100%               26.17
 Telefonica Movil de Chile, S.A.               7.54%               14.33
 Tecnologia y S.V.A., S.A.                      100%               10.77
 Radio Movil Digital                          99.99%               10.23
 Pearson Plc.                                  4.84%             (33.23)
    Other                                                           3.89
 -------------------------------------------------------------------------------
    Net gain                                                       32.16
 -------------------------------------------------------------------------------

     The Group and associated companies listed on stock markets are as follows:

     -    Telefonica, S.A.

     -    Telefonica Moviles, S.A.

     -    Telefonica Publicidad e Informacion, S.A.

     -    Terra Networks, S.A.

     -    Sogecable, S.A.

     -    Amper, S.A.

     -    Lycos Europe, N.V.

     -    Compania de Telecomunicaciones de Chile, S.A. (CTC Chile)

     -    Telefonica de Argentina, S.A.

     -    Telefonica de Peru, S.A.A.

     -    Compania Anonima Nacional de Telefonos de Venezuela, C.A. (CANTV)

     -    Portugal Telecom, S.A.

     -    Telecomunicacoes de Sao Paulo, S.A. (Telesp)

     -    Tele Sudeste Celular Participacoes, S.A.

     -    Telesp Celular Participacoes, S.A.

     -    Tele Centro Oeste Celular Participacoes, S.A. (TCO)

     -    Tele Leste Celular Participacoes, S.A.

     -    Celular CRT Participacoes, S.A.

     -    Infonet Services Corporation

     -    Telefonica Moviles El Salvador, S.A. de C.V.

     -    Telefonica Data Brasil Holding, S.A.

     -    Telefonica Mundo, S.A. (188 Telefonica Mundo)

Telefonica
--------------------------------------------------------------------------------

     -    Telefonica Moviles Argentina, S.A.

     -    Telefonica Holding de Argentina, S.A.

     -    Telefonica Data Argentina, S.A.

     -    Telefonica Empresas Peru, S.A.A.

     -    Telefonica Moviles Peru Holding, S.A.A.

     -    Comunicaciones Moviles de Peru, S.A.A.

     -    Multiholding Corporation, S.A.


     Short-term investments

     This caption in the accompanying consolidated balance sheet as of December 31, 2004, includes basically the following items:

     - The investment in short-term assets of Telefonica's cash surpluses, which amounted to (euro)184.61 million ((euro)1.287,03 million in 2003), and the investments made with the net level premium reserves of the Group's insurance companies, which amounted to (euro)576.28 million, as indicated above ((euro)559.10 million in 2003).

     - The investments relating to the Telefonica Moviles Group recorded under the "Other Loans" caption, which amounted to (euro)528.68 million ((euro)300.34 million in 2003).


(9)  DEFERRED CHARGES

     The breakdown of the balance of this caption and the amortization schedule are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Millions of Euros
                                              -------------------------------------------------------------------------------------
                                                                        Maturity
                                              -----------------------------------------------------------
                                                                                               Subsequent  Balance at    Balance at
                                                 2005     2006       2007     2008     2009      Years      12/31/04      12/31/03
                                              -------------------------------------------------------------------------------------
Supplementary pension payments
  to retired employees (shortfall) (Note 4-g)   61.58     61.59      30.80        -        -         -        153.97       263.07
Debt arrangement expenses                       16.99     12.92       7.48     5.35     4.25      7.21         54.20        64.69
Interest on long-term promissory notes           7.00      7.05       7.13     7.27     7.42      8.61         44.48        51.60
Interest on financial lease contracts            0.73      0.60       0.51     0.45     0.47      3.44          6.20         6.41
Externalization of commitments                  10.44      8.91       7.47     5.96     4.73      7.95         45.46        57.22
    (Note 4-g)
Other deferred charges                          40.81     25.59      13.06    12.34    11.35     24.77        127.92        92.05
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          137.55    116.66      66.45    31.37    28.22     51.98        432.23       535.04
-----------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------


(10) TRADE RECEIVABLES

     The detail of the balances of this caption as of December 31, 2004 and 2003, is as follows:

--------------------------------------------------------------------------------
                                               Millions of Euros
                                     -------------------------------------------
                                        Balance at            Balance at
                                         12/31/04              12/31/03
--------------------------------------------------------------------------------

Trade receivables billed                  4,364.05             4,547.42
Other receivables                           136.19                65.63
                                     -------------------------------------------
Services billed                           4,500.24             4,613.05
Unbilled services                         1,883.06             1,653.12
                                     -------------------------------------------
Trade receivables                         6,383.30             6,266.17
                                     -------------------------------------------
Allowance for bad debts                  (1,546.68)           (1,685.75)
--------------------------------------------------------------------------------
Net balance                               4,836.62             4,580.42
--------------------------------------------------------------------------------

     The "Unbilled Services" account includes the connection, monthly and meter service charges not yet billed by the Group operators. This amount arises because these companies' subscriber billing schedules do not coincide with December 31 (see Note 4-q).

     The balance of the public-sector trade receivables in the countries in which the Group operates amounted to (euro)483.58 million as of December 31, 2004 ((euro)387.85 million as of December 31, 2003).

     In 2004 the provisions to the allowance for bad debts amounted to
     (euro)318.98 million ((euro)380.82 million in 2003).


(11) STOCKHOLDERS' EQUITY

     The detail of the balances of equity accounts and of the variations therein in 2004 and 2003 is as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                       Millions of Euros
                           ---------------------------------------------------------------------------------------------------------
                                           Distribution                 Distribution    Variations                   Distribution
                              Balance at     of 2002        Other           of          in Capital     Balance at      of 2003
                               12/31/02       Income      Variations     Dividends         Stock        12/31/03        Income
------------------------------------------------------------------------------------------------------------------------------------
Capital stock                   4,860.66            -             -              -         95.23        4,955.89             -
Additional paid-in capital     11,670.02    (1,516.22)      (247.74)     (1,653.15)      (265.77)       7,987.14             -
Revaluation reserves            2,870.90    (1,316.67)            -              -       (196.37)       1,357.86             -
Unrestricted reserves           4,816.37     2,621.05        975.84              -             -        8,413.26       (136.13)
Reserve for treasury stock        334.56            -       (201.10)             -             -          133.46             -
Other restricted reserves          57.97            -             -              -             -          657.97        137.37
Consolidation reserves          3,870.14    (5,364.96)    (1,061.79)             -             -       (2,556.61)     2,202.34
Translation differences in
  consolidation                (6,507.82)           -        111.83              -             -       (6,395.99)            -
Income (Loss) for the year     (5,576.80)    5,576.80      2,203.58              -             -        2,203.58     (2,203.58)
------------------------------------------------------------------------------------------------------------------------------------
Total                          16,996.00            -      1,780.62      (1,653.15)      (366.91)      16,756.56              -    (
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                              Millions of Euros
                           -----------------------------------------------------
                               Distribution                    Balance
                                    of           Other            at
                                Dividends     Variations       12/31/04
--------------------------------------------------------------------------------
Capital stock                          -            -           4,955.89
Additional paid-in capital       (951.64)      (1,747.82)       5,287.68
Revaluation reserves                   -               -        1,357.86
Unrestricted reserves            (972.53)         536.02        7,840.62
Reserve for treasury stock             -          556.72          690.18
Other restricted reserves              -               -          795.34
Consolidation reserves                 -       (1,073.50)
Translation differences in
  consolidation                        -          244.02       (6,151.97)
Income (Loss) for the year             -        2,877.29        2,877.29
--------------------------------------------------------------------------------
Total                          (1,924.17)       1,392.73       16,225.12
--------------------------------------------------------------------------------


     The "Other Variations" column relating to the "Unrestricted Reserves" and "Consolidation Reserves" accounts relates mainly to the dividends paid to the Parent Company by its subsidiaries.

Telefonica
--------------------------------------------------------------------------------


     Also, in 2004 and 2003 it includes in the "Additional Paid-in Capital" account the provision recorded to reduce the carrying value of the shares of treasury stock to their underlying book value. Lastly, the "Consolidation Reserves" account included in 2003 (euro)80.45 million arising as a result of the capital reduction carried out by Terra Networks, S.A. in order to reduce the value of its treasury stock to its underlying book value.

     a)   Capital stock

          As of December 31, 2004, Telefonica, S.A.'s capital stock amounted to
          (euro)4,955,891,361, and consisted of 4,955,891,361 fully paid common shares of a single series and of (euro)1 par value each, all recorded by the book-entry system and traded on the Spanish computerized trading system ("Continuous Market") (in the selective "Ibex 35" Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

          On June 15, 2001, the Stockholders' Meeting of Telefonica, S.A. resolved to authorize the Board of Directors to increase the Company's capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of
          (euro)2,274.68 million, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2004, the Board of Directors had not made use of this authorization.

          Furthermore, on April 12, 2002, the Stockholders' Meeting resolved to approve two successive capital increases at the Company with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that would be assigned totally free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These capital increases were carried out during the first few months of 2003, as indicated below.

          Also, on April 11, 2003, the Stockholders' Meeting empowered the Board of Directors to issue fixed income securities at one or several times within a maximum period of five years from that date. The fixed-income securities issued can be debentures, bonds, promissory notes or any other kind of fixed-income security, both simple and, in the case of debentures and bonds, exchangeable for shares of the Company or of any of the Group companies and/or convertible into shares of the Company. As of December 31, 2004, the Board of Directors had not exercised these powers, except in relation to the approval of two programs to issue corporate promissory notes for 2004 and 2005.

          Also, on April 30, 2004, the Stockholders' Meeting resolved to authorize the Board of Directors to derivatively acquire treasury stock, for a consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefonica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefonica.

Telefonica
--------------------------------------------------------------------------------


          As of December 31, 2004 and 2003, the Telefonica Group companies held the following shares of the Parent Company, Telefonica, S.A.:

-----------------------------------------------------------------------------------------------------------------------
                                                                Euros per Share (*)
                                                       -------------------------------
                                    Number of Shares    Acquisition      Market Price    Market Value          %
-----------------------------------------------------------------------------------------------------------------------
Treasury stock at 12/31/04           207,245,179          11.83             13.228        2,741.44          4.18179%
-----------------------------------------------------------------------------------------------------------------------
Treasury stock at 12/31/03            40,532,869          10.39             10.847          439.66          0.81787%
-----------------------------------------------------------------------------------------------------------------------

(*) As indicated in Note 4-i, a drop in the market value of the shares to below acquisition cost would lead to the recording of additional provisions with a charge to consolidated income, but would not affect the total amount of consolidated equity.

          In 2004 the Company acquired for a consideration 166,712,310 shares of treasury stock for (euro)2,031.05 million.

          The consolidated balance sheets as of December 31, 2004 and 2003, include the acquisition cost of the shares of treasury stock ((euro)2,452.31 million and (euro)421.26 million, respectively) net of allowances of (euro)1,762.13 million and (euro)287.80 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-i), with a cumulative charge to unrestricted reserves in respect of the amount by which cost exceeds the underlying book value. The allowance released with a credit to 2003 consolidated income amounted to (euro)159.95 million, as a result of the positive performance of the share price in the period, which enabled the Group to release the provisions recorded in prior years in which the market price of the share was lower than cost (see Note 20).

          The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2004 and 2003 it recorded provisions of (euro)1,474.33 million and (euro)448.84 million, respectively, with a charge to the "Unrestricted Reserves" caption to reflect the shares of treasury stock at their underlying book value (see Note 4-i).

          Variations in capital stock and additional paid-in capital in 2004
          ------------------------------------------------------------------

          The variations in 2004 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Millions of Euros
                                                                                      ---------------------------------------------
                                                                                                             Additional Paid-in
                                              Date         Number of Shares         Capital Stock                 Capital
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/03                                         4,955,891,361             4,955.89                 7,987.14
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividend                               04/30/04              -                       -                     (951.64)
Restricted reserve for treasury stock                             -                       -                     (556.72)
Valuation of treasury stock                                       -                       -                   (1,191.10)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/04                                         4,955,891,361            4,955.89                  5,287.68
-----------------------------------------------------------------------------------------------------------------------------------


          In 2004 the Company did not perform any capital increase or reduction transaction.

          On April 30, 2004, the Stockholders' Meeting resolved to pay a cash dividend out of 2003 income consisting of the payment of (euro)0.20 for each Company share outstanding. This dividend was paid on May 14, 2004, and the total amount paid was (euro)972.53 million.

Telefonica
--------------------------------------------------------------------------------

          Also on April 30, 2004, the Stockholders' Meeting approved the distribution of a portion of the additional paid in capital recorded in the Company's balance sheet, through the payment of (euro)0.20 for each Company share outstanding, with a charge to the "Additional Paid-in Capital" caption. This amount was paid on November 12, 2004, and the total amount paid was (euro)951.64 million.

          Variations in capital stock and additional paid-in capital in 2003
          ------------------------------------------------------------------

          The variations in 2003 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Millions of Euros
                                                                                            --------------------------------------
                                                                            Number                             Additional Paid-in
                                                           Date            of Shares          Capital Stock         Capital
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                           4,860,661,286             4,860.66          11,670.02
----------------------------------------------------------------------------------------------------------------------------------
Capital increase at no cost to stockholders               02/12/03        97,213,225                97.21                  -
Capital increase at no cost to stockholders               04/11/03        99,157,490                99.16                  -
Retirement of treasury stock                              06/05/03      (101,140,640)             (101.14)           (265.77)
Cash dividend                                       Jul.-Oct. 2003                 -                    -          (1,233.15)
Dividend in kind                                                                   -                    -            (420.00)
Restricted reserve for treasury stock                                              -                    -            (247.74)
Allocation of 2002 loss                                                            -                    -          (1,516.22)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                                           4,955,891,361             4,955.89           7,987.14
----------------------------------------------------------------------------------------------------------------------------------


     The capital increases and reductions formalized in 2003 were as follows:

     - On February 12, 2003, the notarial deed of formalization and execution of a capital increase at Telefonica S.A. was executed. This capital increase, for a par value of (euro)97,213,225 was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of (euro)1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 27, 2003.

     - On April 11 2003, the notarial deed of formalization and execution of a capital increase at Telefonica S.A. was executed. This capital increase, for a par value of (euro)99,157,490, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of (euro)1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from May 2, 2003.

     - On June 5, 2003, the deed of capital reduction formalizing the implementation by the Company's Board of Directors of the resolution adopted by the Stockholders' Meeting on April 11, 2003, was executed. Capital was reduced through the retirement of treasury stock previously acquired by the Company pursuant to the authorization of the Stockholders' Meeting. As a result, 101,140,640 shares of treasury stock of Telefonica S.A. were retired and the Company's capital stock was reduced by a par value of (euro)101,140,640. Article 5 of the bylaws in relation to the capital stock figure,

Telefonica
--------------------------------------------------------------------------------


          which from that date was set at (euro)4,955,891,361, was reworded accordingly. At the same time, pursuant to Article 167.3 of the Spanish Corporations Law, and in order to render null and void the right of opposition provided for in Article 166 of the Corporations Law, it was decided to record a reserve for retired capital stock for an amount equal to the par value of the retired shares, which can only be used if the same requirements as those applicable to the reduction of capital stock are met. The retired shares were excluded from official listing on June 18, 2003.

     In addition, on April 11, 2003, the Stockholders Meeting resolved to distribute a portion of the additional paid-in capital recorded in the Company's balance sheets, through the payment of (euro)0.25 per share for each of the Company's outstanding shares. The related charge was made to the "Additional Paid-in Capital" account. This amount was paid in two installments, the first of (euro)0.13 per share on July 3, 2003, and the second of (euro)0.12 per share on October 15, 2003. The total amount paid amounted to (euro)1,233.17 million.

     Also, on April 11, 2003, the Stockholders' Meeting approved the distribution in kind of a portion of the additional paid in capital, for a total amount of up to (euro)420,003,360, through the distribution to the stockholders of Telefonica S.A. of shares representing up to 30% of the capital stock of Antena 3 de Television S.A. This distribution, which was carried out in November 2003, was subject to the condition precedent, already fulfilled in the year, that the Spanish National Securities Market Commission (CNMV) approved the admission to listing of the shares of the aforementioned company (see Exhibit II).

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

     c)   Revaluation reserves

          The balance of the "Revaluation Reserves" caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

Telefonica
--------------------------------------------------------------------------------

          The detail as of December 31, 2004 and 2003, of the balance of the revaluation reserves, which amounted to (euro)1,357.86 million, and of the variations therein in 2004 and 2003 is as follows:

--------------------------------------------------------------------------------
                                                              Millions of Euros
--------------------------------------------------------------------------------
Revaluations made from 1946 to 1987                                4,478.76
Revaluation made pursuant to Royal Decree-Law 7/1996               1,357.40
Amounts used:
Capital increases from 1977 to 1986                                 (447.68)
Transfer to provisions in 1982                                      (113.16)
Single tax on revaluation, Royal Decree-Law 7/1996                   (40.72)
Other variations from 1981 to 1986                                   (15.45)
Amount used in 1998                                               (1,795.07)
1999 capital increase                                               (188.42)
Capital increase on January 25, 2001                                 (86.82)
Capital increase on April 3, 2001                                    (89.20)
--------------------------------------------------------------------------------
Balance at 12/31/01                                                3,059.64
--------------------------------------------------------------------------------
Capital increase on February 13, 2002                                (93.44)
Capital increase on April 12, 2002                                   (95.30)
--------------------------------------------------------------------------------
Balance at 12/31/02                                                2,870.90
--------------------------------------------------------------------------------
Capital increase on February 12, 2003                                (97.21)
Capital increase on April 11, 2003                                   (99.16)
Amounts used to offset 2002 losses                                (1,316.67)
--------------------------------------------------------------------------------
Balance at 12/31/03 and 12/31/04                                   1,357.86
--------------------------------------------------------------------------------

     d)   Consolidation reserves

          The detail of the consolidation reserves as of December 31, 2004, and of the variations therein in 2004 is as follows:

Telefonica
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions of Euros
                                               ------------------------------------------------------------------------------------
                                                  Balance at                                                       Balance at
                                                   12/31/03            Increase                Decrease             12/31/04
-----------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies                      (1,956.68)           2,843.44               (1,478.64)            (591.88)
Companies accounted for by the equity method        (599.93)              34.40                 (270.36)            (835.89)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                             (2,556.61)           2,877.84               (1,749.00)          (1,427.77)
-----------------------------------------------------------------------------------------------------------------------------------


     The detail of the consolidation reserves as of December 31, 2003, and of the variations therein in 2003 is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                Millions of Euros
                                                 -----------------------------------------------------------------------------------
                                                   Balance at                                                      Balance at
                                                    12/31/02            Increase              Decrease              12/31/03
------------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies                       4,402.65              799.10               (7,158.43)          (1,956.68)
Companies accounted for by the equity method        (532.51)               9.00                  (76.42)            (599.93)
------------------------------------------------------------------------------------------------------------------------------------
Total                                              3,870.14              808.10               (7,234.85)          (2,556.61)
------------------------------------------------------------------------------------------------------------------------------------


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

          Following the exclusion of an investee from consolidation, the translation differences contributed by this investee through the date of sale are transferred to the "Consolidation Reserves" caption.

          The detail of the contribution made by the Group companies to the translation differences in consolidation is shown in Exhibit I.

     f)   Legislation regulating the sale of holdings

          Law 62/2003 on Tax, Administrative, Labor and Social Security Measures, based on the judgment of the European Court of Justice of May 13, 2003, amended the administrative authorization system contained in Law 5/1995 on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain of the corporate transactions and agreements of Telefonica S.A., Telefonica Moviles S.A., Telefonica Moviles Espana, S.A.U. and Telefonica de Espana, S.A.U. are subject pursuant to Royal Decree 8/1997.

          The reform introduces a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification. The cases that must be notified were also reduced.

          Specifically, the sale or encumbrance of shares without notification is permitted, provided that there is no change in control, in relation to shares representing up to 50% of the capital

Telefonica
--------------------------------------------------------------------------------


          stock of (i) Telefonica de Espana, S.A.U. owned by Telefonica, S.A.;
          (ii) Telefonica Moviles, S.A. owned by Telefonica, S.A.; and (iii) Telefonica Moviles Espana, S.A.U. owned by Telefonica Moviles, S.A.

          Additionally, the notification system still applies to the direct, indirect or triggered acquisition, even through third-party trusts or interposed third parties, of shares of Telefonica S.A. or of Telefonica Moviles S.A. when they result in the disposal of at least 10% of the capital stock. However, cases constituting mere financial transactions that do not have as their objective the obtainment of the control and/or management of these companies are excluded.

          Also, the disposal or encumbrance of certain strategic assets located in Spain by Telefonica de Espana and Telefonica Moviles Espana continue to be subject to the aforementioned notification system, except when these transactions are carried out between Group companies.


(12) MINORITY INTERESTS

     This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies. The variations in 2004 and 2003 in the balances of this caption in the consolidated balance sheets were as follows:

------------------------------------------------------------------------------
                                                             Millions of Euros
------------------------------------------------------------------------------
Balance at 12/31/02                                             5,612.93
------------------------------------------------------------------------------
Capital contributions and inclusion of companies                  396.06
Income for the year                                               245.49
Variation in translation differences                              (60.87)
Acquisitions and exclusion of companies                        (1,452.21)
Dividend paid                                                    (309.66)
Other variations                                                   (5.52)
------------------------------------------------------------------------------
Balance at 12/31/03                                             4,426.22
------------------------------------------------------------------------------
Capital contributions and inclusion of companies                   25.47
Income for the year                                               381.01
Variation in translation differences                                3.62
Acquisitions and exclusion of companies                           (10.00)
Dividend paid                                                  (1,082.97)
Other variations                                                   32.23
------------------------------------------------------------------------------
Balance at 12/31/04                                             3,775.58
------------------------------------------------------------------------------

     The detail of the balances of this caption and of the variations relating to the main Group companies is shown in Exhibit IV.


     2004

     The most significant variations in minority interests in 2004 were those relating to the distribution of dividends by Telefonica Empresas CTC Chile, S.A., Terra Networks, S.A. and Telesp Participacoes, S.A.

Telefonica
--------------------------------------------------------------------------------


     2003

     Noteworthy in 2003 was the effect of the tender offer for Terra Networks, S.A. shares that led to a reduction of (euro)1,207.42 million in the balance of "Minority Interests", and this amount is included in the "Acquisitions" account in the accompanying table (see Exhibit II). Also worthy of mention in relation to "Capital Contributions and Inclusion of Companies" are the (euro)142.06 million relating to the inclusion in the consolidated financial statements of Tele Centro Oeste Celular Participacoes, S.A. and (euro)240.38 million relating to the inclusion of Antena 3 de Television, S.A. (see Exhibit II). As indicated in Exhibit II, the latter investment was subsequently excluded from consolidation, giving rise to a reduction of (euro)244.39 million in the balance of the "Minority Interests" caption.


(13) DEFERRED REVENUES

     The detail of the balances of this caption in the accompanying consolidated balance sheets and of the variations therein in 2004 and 2003 is as follows:


---------------------------------------------------------------------------------------------------------------------
                                                                 Millions of Euros
---------------------------------------------------------------------------------------------------------------------
                                                                     Accrual of
                                     Capital         Exchange       Investment Tax
                                    Subsidies          Gains        Credit (Note 18)      Other            Total
---------------------------------------------------------------------------------------------------------------------
Balance at 12/31/02                   238.07            3.46             157.06          481.87            880.46
---------------------------------------------------------------------------------------------------------------------
Additions                               1.81           42.15              33.99          116.50            194.45
Transfers and other variations          0.34           (5.35)             (3.56)         (34.32)           (42.89)
Allocation to income                  (53.78)         (38.16)            (47.38)        (234.73)          (374.05)
---------------------------------------------------------------------------------------------------------------------
Balance at 12/31/03                   186.44            2.10             140.11          329.32            657.97
---------------------------------------------------------------------------------------------------------------------
Additions                              10.08           26.28              32.92           19.27             88.55
Transfers and other variations          0.55            3.92               0.02          (22.54)           (18.05)
Allocation to income                  (94.90)         (23.33)            (74.84)        (206.43)          (399.50)
---------------------------------------------------------------------------------------------------------------------
Balance at 12/31/04                   102.17            8.97              98.21          119.62            328.97
---------------------------------------------------------------------------------------------------------------------


     The "Other" caption included (euro)64.70 million as of December 31, 2003, relating to the revenue to be collected in the five years following 1999 for the future deduction at Telesp of amortization of goodwill, which is tax deductible at that company and was written off at 2004 year-end.

     In 2000, as a result of various changes in the conditions of the liabilities for pensions and other welfare benefits to Telesp employees, the liability recorded in this connection was reassessed. This reassessment disclosed an overprovision in 2000 which was reflected in this caption and the impact of which on the statement of income was deferred over future years. The prevailing conditions are analyzed periodically until the company is able to assess the final resolution of certain matters. In line with the trend in prior years, in 2004 this company's commitments to its retired employees decreased sharply and the plans for medical assistance to this group of employees were modified to provide benefits adapted to these retirees' requirements, which entailed a much lower cost for the company than the former plan in force. Because of these matters, which were disclosed in independent experts' reports, the outstanding balance of this liability was eliminated since the reasons which gave rise to its recording in 2000 ceased to exist in the last few years. The balance outstanding of
     (euro)48.50 million was recorded as an extraordinary revenue in the accompanying statement of income (see Note 20).

     This caption also includes (euro)101.31 million and (euro)103.20 million as of December 31, 2004 and 2003, respectively, relating to the amounts collected by Telefonica de Espana and Emergia from other operators for the use of underwater cable systems.

Telefonica
--------------------------------------------------------------------------------


     Capital subsidies

     The detail of the capital subsidies not yet allocated to income is as follows:

                                                --------------------------------
                                                        Millions of Euros
--------------------------------------------------------------------------------
                      Grantor                    12/31/04             12/31/03
--------------------------------------------------------------------------------
Official agencies, autonomous
  community governments,
  provincial and municipal
  governments, etc.                               13.78                 33.99
EU-
STAR Programme                                        -                  1.99
ERDF Programme                                     0.80                  3.58
ERDF 94/95 Operating Programme                    84.18                141.48
Other                                              3.41                  5.40
--------------------------------------------------------------------------------
Total                                            102.17                186.44
--------------------------------------------------------------------------------


(14) PROVISIONS FOR CONTINGENCIES AND EXPENSES

     The detail of the balances of the provisions for contingencies and expenses and of the variations therein in 2004 and 2003 is as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                          Millions of Euros
                                ----------------------------------------------------------------------------------------------------
                                 Balance at     Period       Amounts     Inclusion of      Transfers       Balance at       Period
                                  12/31/02    Provisions      Used        Companies        and Other       12/31/03       Provisions
------------------------------------------------------------------------------------------------------------------------------------
Group insurance                        9.04         0.73       (0.85)             -             2.50           11.42         1.83
Provisions for preretirements,
   social security costs and
   voluntary severance             1,134.02     1.436.78     (300.72)             -            24.96        2,295.04       720.58
Technical reserves  (Note 4.m)     3,287.25        13.30     (449.94)         (0.16)               -        2,850.45       122.05
Provision for pension
  funds of other companies           122.10        43.37      (96.90)             -             1.35           69.92        32.09
UMTS provision                     2,298.97         8.84     (101.89)             -          (968.81)       1,237.11        14.57
Other provisions                   1,163.53       497.07     (429.38)         18.43           (25.36)       1,224.29       202.36
------------------------------------------------------------------------------------------------------------------------------------
Total                              8,014.91     2,000.09   (1,379.68)         18.27          (965.36)       7,688.23     1,093.48
------------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
                                                      Millions of Euros
                                -----------------------------------------------------------
                                    Amounts      Inclusion of      Transfers     Balance at
                                     Used         Companies        and Other      12/31/04
-------------------------------------------------------------------------------------------
Group insurance                       (1.24)             -                -           12.01
Provisions for preretirements,
   social security costs and
   voluntary severance              (370.97)             -             9.71        2,654.36
Technical reserves  (Note 4.m)      (553.68)             -                -        2,418.82
Provision for pension
  funds of other companies           (33.09)         36.45           (19.40)          85.97
UMTS provision                        (4.47)             -           (95.10)       1,152.11
Other provisions                    (216.14)         (3.37)           43.80        1,250.94
-------------------------------------------------------------------------------------------
Total                             (1,179.59)         33.08           (60.99)       7,574.21
-------------------------------------------------------------------------------------------

     The main provisions and commitments to employees recorded under this caption in the accompanying consolidated balance sheets are as follows.

     Group life insurance (internal allowance for survivorship benefits)

     Serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefonica de Espana has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%. Most of these commitments were externalized in 2002.

     Provisions for preretirements, early retirements, social security costs and voluntary severance of Telefonica de Espana employees

     In order to adapt to the competitive environment, in prior years Telefonica implemented preretirement, early retirement and technology renewal plans in order to adapt its cost structure to the new environment and took certain strategic decisions relating to its sizing and organization policy.

Telefonica
--------------------------------------------------------------------------------


     The provisions under this caption as of December 31, 2004 and 2003, include the commitments arising from the Special Agreement with the Social Security System, amounting to (euro)377.98 million and (euro)537.25 million, and the income commitments to employees who have taken voluntary severance, amounting to (euro)337.62 million and (euro)388.91 million, respectively.

     Also, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefonica de Espana that envisages the termination of up to 15,000 employment contracts in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003.

     Within the framework regulated by the labor force reduction plan, in 2004 and 2003 the Company approved a total of 2,417 and 5,489 requests for voluntary severance, for which provisions amounting to (euro)674.70 million and (euro)1,372.29 million, respectively, were recorded with a charge to the "Extraordinary Expenses and Losses" caption in the consolidated statement of income, of a total recorded at consolidated level by the various Group companies of (euro)908,03 million and (euro)1,593.41 million, respectively (see Note 20). The outstanding balances as of December 31, 2004 and 2003, were (euro)1,869.69 million and (euro)1,334.45 million, respectively.

     Technical reserves

     This caption includes the reserves recorded by the Group's insurance companies. As indicated in various sections of these notes to consolidated financial statements, in November 2002, pursuant to the legislation in force, several of Telefonica de Espana's commitments to its employees were externalized to the Group company Seguros de Vida y Pensiones Antares, S.A. As of December 31, 2004 and 2003, the main items and amounts included under the "Technical Reserves" caption were as follows:

     ---------------------------------------------------------------------------------------------------
                                                                                Millions of Euros
                                                                    ------------------------------------
                                                                       12/31/04              12/31/03
     ---------------------------------------------------------------------------------------------------
     Supplementary pension payments for retired personnel (a)           515.77                547.98
     Group life insurance (b)                                           135.58                125.43
     Preretirements and early retirements (c)                         1,552.09              1,966.01
     Other technical reserves                                           215.38                211.03
     ---------------------------------------------------------------------------------------------------
     Total                                                            2,418.82              2,850.45
     ---------------------------------------------------------------------------------------------------

     (a) On July 8, 1992, Telefonica de Espana reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institucion Telefonica de Prevision). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children. The resulting underprovision on that date was recorded under the "Deferred Charges" caption and is being charged to income from that date by the straight-line method over 15 years, the estimated average remaining life of the retired employees (1992-2007) (see Note 9)

     (b)  See section above on "Group Life Insurance".

Telefonica
--------------------------------------------------------------------------------


     (c) Reserves relating to the insurance policies taken out to cover the retirement and preretirement of employees who availed themselves of the labor force reduction plans implemented by Telefonica de Espana in the past and which were externalized.


     The companies that still have these commitments calculated the amounts to be provisioned at 2004 year-end using actuarial assumptions pursuant to current legislation, including most notably the ERM/F-2000 mortality tables and a floating interest rate of between 2.80% and 4% for the most significant amounts, based on the related hire dates.

     Provision for the pension funds of other companies
     --------------------------------------------------

     The subsidiary Telecomunicacoes de Sao Paulo, S.A. (Telesp) had various pension plan, medical insurance and life insurance commitments to its employees. In 2000, this company and other companies which were formerly included in the Telebras telecommunications system in Brazil entered into negotiations with their employees. The negotiations ended in October 2000 with the conversion of the former defined-benefit pension plan into a new defined-contribution pension plan and the elimination of the life insurance plan. Substantially all the serving employees of these companies availed themselves of the new plan. As indicated in Note 13, in 2004, due mainly to the significant decrease in the medical benefit commitments to the retired employees of Telesp, the future payment obligations recorded at 2003 year-end in this connection were reduced significantly. Consequently, the liability recorded as of December 31, 2004, for this item, which amounted to (euro)12.3 million, relates to the accrued commitments to be covered through future payments, net of the value of the assets covering them ((euro)22.58 million in 2003).

     Also worthy of note in this connection as of December 31, 2004, are the commitments acquired by Telefonica de Argentina and CTC Chile amounting to
     (euro)10.10 million and (euro)22.00 million, respectively ((euro)17.52 million and (euro)22.64 million, respectively, in 2003).

     The variations in the "Other" column in 2004 and 2003 relate mainly to translation differences.

     UMTS provisions
     ---------------

     In relation to the value adjustments to UMTS licenses in 2002, this caption includes most notably a provision of (euro)2,371.46 million recorded in 2002. The balance of this caption, net of the amounts used in 2002, 2003 and 2004, was (euro)1,237.11 million at 2003 year-end and (euro)1,152.12 million at 2004 year-end.

     The transfers related to the reduction of the equity-method amount corresponding to the investment in Ipse 2000, after the company had recorded these effects in its net worth.

     Other provisions
     ----------------

     The balance of this caption as of December 31, 2004, includes various provisions recorded by the Telefonica Group companies, including most notably (euro)47.6 million at the Telefonica Internacional subgroup relating to provisions for severance costs for the employees' years of service at the respective companies, in accordance with the legislation applicable in each country or with the contractual agreements entered into ((euro)65.00 million as of December 31, 2003), and (euro)150.61 million at Telefonica de Espana relating to the accrued amount of long-service bonuses paid to personnel after 25 years of service ((euro)158.12 million in 2003).

Telefonica
--------------------------------------------------------------------------------

     Also, certain Group companies, mainly those in the Endemol Group, when investing in other companies make payment of part of the pacted price, conditional upon compliance by the acquired company with some related future goal, in most cases increased revenues, the obtainment of income, etc. Since a part of the acquisition price is therefore not fixed, each year the necessary estimates are made, considering the variables which might be pending ratification with the sellers, to evaluate the possible liabilities inherent to these transactions and the related goodwill. As of December 31, 2004, the amounts provisioned in this connection, (euro)319.22 million and (euro)15.60 million, were recorded under the long-term "Provisions for Contingencies and Expenses" and "Short-Term Provisions for Contingencies and Expenses" captions, respectively ((euro)282.45 million and (euro)70.44 million, respectively, as of December 31, 2003).

     As of December 31, 2004 and 2003 this caption included (euro)382.44 million relating to the debit balance with the minority stockholder of Group 3G UMTS Holding GmbH.

     Lastly, the "Other Provisions" caption in 2004 and 2003 includes, inter alia, the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, the contingencies derived from their respective business activities and the risks arising from commitments acquired in other transactions.


(15) DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

     The variations in the years ended December 31, 2004 and 2003, in the balances relating to debentures, bonds and other marketable debt securities were as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                                                Millions of Euros
                                            ----------------------------------------------------------------------------------
                                              Non-Convertible    Non-Convertible         Promissory Notes and         Total
                                                   Euro          Foreign Currency         Commercial Paper
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/02                              6,161.50            7,246.20                 1,898.20              15,305.90
------------------------------------------------------------------------------------------------------------------------------
New issues                                       2,650.00              354.52                 3,383.88               6,388.40
Redemptions, conversions and exchanges            (277.77)            (865.07)               (3,772.39)             (4,915.23)
Adjustments and other variations                    68.46           (1,276.62)                 (234.30)             (1,442.46)
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/03                              8,602.19            5,459.03                 1,275.39              15,336.61
------------------------------------------------------------------------------------------------------------------------------
New issues                                          -                  567.86                 3,793.55               4,361.41
Redemptions, conversions and exchanges          (1,318.78)            (499.15)               (3,077.76)             (4,895.69)
Adjustments and other variations                    96.77             (335.77)                   (0.26)               (239.26)
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/04                              7,380.18            5,191.97                 1,990.92              14,563.07
------------------------------------------------------------------------------------------------------------------------------
Maturity:
Long term                                        5,124.62            4,096.58                    98.27               9,319.47
Short term                                       2,255.56            1,095.39                 1,892.65               5,243.60
Unmatured accrued interest                         296.07                                                              296.07
------------------------------------------------------------------------------------------------------------------------------

     Debentures and bonds

     The main issues in 2004 were as follows:


     Issues of Telefonica de Argentina, S.A.:

Telefonica
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                               Face Value
                                 Date          (Millions)      Currency      Maturity                Interest Rate
-----------------------------------------------------------------------------------------------------------------------
Marketable debentures          05/05/04         163.26           ARP          05/06/05                        8.05%
Marketable debentures          10/28/04         134.85           ARP          10/28/05                        8.25%
Marketable debentures          10/28/04          65.15           ARP          05/02/06         Floating BADLAR+2.4% (*)
-----------------------------------------------------------------------------------------------------------------------

(*)  Maximum rate of 15% and minimum rate of 7%

     Issues of Telesp Celular Participacoes, S.A.:

-----------------------------------------------------------------------------------------------------------------------
                                               Face Value
                                 Date          (Millions)      Currency      Maturity                Interest Rate
-----------------------------------------------------------------------------------------------------------------------
Marketable debentures          09/01/04         1500,00          BRL         09/01/07                   103.5% CDI (*)
-----------------------------------------------------------------------------------------------------------------------

(*)  Reference market interest rate in Brazil.

     Issues of Telefonica de Peru, S.A.A. under the bond programs:

-----------------------------------------------------------------------------------------------------------------------
                                               Face Value
                                 Date          (Millions)      Currency      Maturity                Interest Rate
-----------------------------------------------------------------------------------------------------------------------
3rd Bond Program T. Peru
  (2nd-Series A)               04/20/04           30.00        New soles     04/20/07                      5.3125%
3rd Bond Program T. Peru
  (3rd)                        06/30/04           30.00        New soles     12/30/07                      8.1250%
-----------------------------------------------------------------------------------------------------------------------

     The main issues in 2003 were as follows:

     Under the EMTN program of Telefonica Europe, B.V.:

--------------------------------------------------------------------------------------------------------------------
                                          Face Value
                             Date         (Millions)        Currency       Maturity             Interest Rate
-------------------------------------------------------------------------------------------------------------------
EMTN Issue                 02/03/03         100.00           Euros         02/03/05        Floating EONIA + 0.47%
EMTN Issue                 02/14/03       1,500.00           Euros         02/14/13        5.125%
EMTN Issue                 02/14/03         500.00           Euros         02/14/33        5.875%
EMTN Issue                 10/06/03         100.00           Euros         10/17/05        Floating EONIA + 0.23%
EMTN Issue                 10/27/03         100.00           Euros         10/27/05        Floating EURIBOR + 0.14%
EMTN Issue                 11/05/03          50.00           Euros         05/05/05        Floating EONIA + 0.17%
EMTN Issue                 11/27/03         100.00           Euros         11/27/06        Floating EURIBOR + 0.18%
EMTN Issue                 12/11/03         200.00           Euros         12/11/06        Floating EURIBOR + 0.18%
-------------------------------------------------------------------------------------------------------------------


     Issues of Telefonica de Argentina, S.A.:

-------------------------------------------------------------------------------------------------------------------
                                          Face Value
                              Date        (Millions)        Currency       Maturity             Interest Rate
-------------------------------------------------------------------------------------------------------------------
Marketable debentures      08/07/03         189.70           USD           11/01/07                 11.875%
Marketable debentures      08/07/03         220.00           USD           11/07/10                  9.125%
Marketable debentures      08/07/03         148.14           USD           08/01/11                   8.85%
-------------------------------------------------------------------------------------------------------------------

     These issues of Telefonica Argentina, S.A. relate to offers to exchange marketable debentures which were restructured during 2003 and which represented net additions of (euro)147.49 million.

Telefonica
--------------------------------------------------------------------------------

     Issues of Telesp Celular Participacoes, S.A.:

----------------------------------------------------------------------------------------------------------------------------
                                                         Face Value
                                            Date         (Millions)        Currency           Maturity         Interest Rate
----------------------------------------------------------------------------------------------------------------------------
Marketable debentures                    06/24/03            75              USD              12/22/04             6.75%
Marketable debentures                    08/11/03           250              BRL              08/01/08            104.6% CDI
----------------------------------------------------------------------------------------------------------------------------

     Issues of Telefonica de Peru, S.A.A. under the bond programs:

----------------------------------------------------------------------------------------------------------------------------
                                                       Face Value
                                           Date        (millions)            Currency         Maturity         Interest Rate
----------------------------------------------------------------------------------------------------------------------------
2nd Bond Program T. Peru (8th)           03/14/03         75.00             New soles         03/14/05                  6.5%
2nd Bond Program T. Peru (8th-Series B)  04/22/03         15.00             New soles         04/22/05               6.1875%
2nd Bond Program T. Peru (9th)           04/14/03         21.00             USD               01/14/05               2.4375%
3rd Bond Program T. Peru (1st)           11/24/03         50.00             New soles         11/24/10          VAC + 5% (a)
6th Bond Issue T. Peru                   06/18/03         70.00             New soles         06/18/05               5.1875%
7th Bond Issue T. Peru                   08/20/03         63.19             New soles         08/20/08               7.9375%
8th Bond Issue T. Peru                   08/20/03         16.84             USD               02/20/09               3.8125%
9th Bond Issue T. Peru                   07/07/03         20.00             USD               07/07/07                3.125%
----------------------------------------------------------------------------------------------------------------------------

(a)  VAC: Inflation (adjustment factor).

     The detail of the debentures and bonds is shown in Exhibit V.

     Corporate promissory notes

     The features of the main corporate promissory note issue program as of December 31, 2004, were as follows:

--------------------------------------------------------------------------------------------------------------------
       Millions of Euros                                                Euros
-----------------------------                                        ----------
           Limit
        Outstanding                 Addressed to                     Face Value                   Method of Sale
--------------------------------------------------------------------------------------------------------------------
            2,000               Participating entities                   1,000                   Monthly auctions
                                                                     -----------------------------------------------
                                                                       100,000                 Specific transactions
--------------------------------------------------------------------------------------------------------------------

     The average interest rate on the outstanding position as of December 31, 2004, was 2.24%.

     Commercial paper

     The features of Telefonica Europe, BV's commercial paper issue program are as follows:

--------------------------------------------------------------------------------------------------------------------
    Millions of Euros                                                   Euros
--------------------------                                     -----------------
          Limit
       Outstanding            Addressed to:                          Face Value                    Method of Sale
--------------------------------------------------------------------------------------------------------------------
          2,000                 Investors                            US$ 500,000               Specific transactions
                                                               -----------------------------------------------------
                                                                   (euro)500,000               Specific transactions
                                                               -----------------------------------------------------
                                                                (yen)100,000,000               Specific transactions
                                                               -----------------------------------------------------
                                                                  (pound)100,000               Specific transactions
--------------------------------------------------------------------------------------------------------------------

     The average interest rate on the outstanding position as of December 31, 2004, was 2.24%.

Telefonica
--------------------------------------------------------------------------------

     Also, as of December 31, 2004, Telefonica del Peru, S.A.A. had a commercial paper issue program with a maximum outstanding limit of US$ 180 million or its equivalent in local currency. As of that date US$ 151.8 million had not been used, and the remaining US$ 28.2 million, or its equivalent in local currency, had been drawn down through specific transactions at an interest rate as of December 31, 2004, of 4.55%.

     Telesp has a local bond program, with a maximum limit outstanding of 3,000 million reais, which provided for the issue, up to this amount, of commercial paper and local bonds, at any maturity date, with interest in reais at fixed rates, floating rates (CDI) or tied to other indices, for example inflation (GPI - M or CPI - A). A first tranche of 1,500 million reais had been used at the end of 2004 and 1,500 million reais are still available for use.

(16) PAYABLE TO CREDIT INSTITUTIONs

     The detail of the accounts payable to credit institutions is as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                         Millions of Euros
                              -----------------------------------------------------------------------------------------------
                                            Balance at 12/31/04                               Balance at 12/31/03
                              -----------------------------------------------------------------------------------------------
                                  Short              Long                          Short               Long
                                  Term               Term            Total          Term               Term            Total
-----------------------------------------------------------------------------------------------------------------------------
Corporate promissory notes          4.70              -                4.70          6.92              99.65           106.57
Loans and credits               2,629.13          2,756.36         5,385.49        988.76           2,815.97         3,804.73
Foreign currency loans          1,535.97          2,694.01         4,229.98      1,663.52           2,016.94         3,680.46
-----------------------------------------------------------------------------------------------------------------------------
Total                           4,169.80          5,450.37         9,620.17      2,659.20           4,932.56         7,591.76
-----------------------------------------------------------------------------------------------------------------------------


     As of December 31, 2004, the average interest rates on the corporate promissory notes, loans and credits and foreign currency loans were 13.52%, 3.05% and 3.89%, respectively. These percentages do not include the effect of the hedging arranged by the Group.

     The most significant financial transactions in 2004 and 2003 were as follows:

------------------------------------------------------------------------------------------------------------------
                                                  Amount
                                                (Millions)         Currency           Date                Maturity
------------------------------------------------------------------------------------------------------------------
ABN Amro Bank N.V.                                 377.08            USD           11/26/04               11/15/10
Drawdown against Citibank syndicated loan          500.00            Euro           07/06/04              07/06/09
Drawdown against Citibank syndicated loan          760.00            USD           07/06/04               07/06/09
Santander Overseas Bank                            273.93            USD           10/28/04               10/28/05
JBIC (Telesp) loan                              29,762.50            Yen           01/23/03               07/23/09
------------------------------------------------------------------------------------------------------------------

     On July 6, 2004, Telefonica arranged a syndicated loan of (euro)3,000 million with several Spanish and foreign banks. This syndicated loan matures in five years (July 6, 2009) and bears interest of EURIBOR/LIBOR plus a spread that will be based on the Company's credit rating. The commitments and obligations of the parties are those ordinarily assumed in syndicated financing transactions. Banco Bilbao Vizcaya Argentaria, S.A. and Caja de Ahorros y Pensiones de Barcelona ("La Caixa") acted, together with other institutions, as underwriters and lead managers.

Telefonica
--------------------------------------------------------------------------------

     On November 26, 2004, Telefonica, S.A. and several branches of ABN Amro Bank N.V. entered into a credit facility agreement amounting to US$ 377.08 million, secured by the export credit agencies of Finland ("Finnvera") and Sweden ("EKN"), bearing fixed interest of 3.26% and with final maturity on November 15, 2010. This financing will cover up to 85% of the purchases of network equipment to be made by Telefonica Moviles Group companies from Ericsson and Nokia.

     Santander Overseas Bank granted financing for US$273.93 million to Telefonica Moviles's subsidiary in Colombia to refinance this company's debt at a floating interest rate tied to three-month Libor plus a spread of 0.125%. This financing was secured by Telefonica, S.A.

     In December 2004, CTC Chile renegotiated a US$ 200 million syndicated loan from several international banks which matured in February and August 2005. The company extended the maturity date to December 21, 2009, and reduced the applicable interest rate from Libor plus a spread of 112.5 basis points to Libor plus a spread of 40 basis points, thus adapting it to current market conditions.

     On April 9, 2003, Compania de Telecomunicaciones de Chile (CTC) completed the renegotiation of the US$ 225 million syndicated loan granted on February 7, 1996, of which US$ 168 million were outstanding at 2003 year-end. The renegotiation will mainly enable the maturity to be extended to April 2008. The repayments will be made in three installments: US$ 60 million on April 9, 2006, US$ 75 million on April 9, 2007 and US$ 33 million on April 9, 2008, and the interest rate will be Libor plus a spread based on the current risk classification.

     The main repayments made in 2004 and 2003 were as follows:

-----------------------------------------------------------------------------------------------------------
                                                          Amount (Millions)       Currency            Date
-----------------------------------------------------------------------------------------------------------
Early repayment of BSCH syndicated loan (Tranche A)             120.00             Euro            01/30/04
Repayment of BSCH syndicated loan (Tranche A)                   254.25             Euro            02/19/04
Early repayment of BSCH syndicated loan (Tranche B)(1)        1,500.00             Euro            02/27/03
BBK loan                                                        100.00             Euro            10/28/03
Alcatel loan(2)                                                 166.78              USD            12/15/03
Qualcomm loan(2)                                                363.19              USD             Several
BSCH loan                                                       200.00             Euro            12/30/03
-----------------------------------------------------------------------------------------------------------

     (1) (euro)1,145 million were repaid on that date by Telefonica S.A. and the remaining (euro)355 million were repaid by Telefonica Europe B.V.

     (2) These are the main repayments of accounts payable to the suppliers of Telefonica Moviles Mejico. The amount of the Qualcomm loan is the overall figure for the year, which is broken down into three payments, the largest of which amounted to the US$ 281.27 million and was repaid on June 13, 2003.

     In 2003 Telefonica, S.A. made two early repayments of the syndicated loan, totaling (euro)1,200 million, that was arranged in 1999 with several financial institutions: the first, amounting to (euro)70 million, was made on October 30 and the second, amounting to (euro)200 million, was made on December 30. Both repayments were made to Banco Santander Central Hispano
     (BSCH). In 2004 the two repayments detailed in the foregoing table were made, both to BSCH.

Telefonica
--------------------------------------------------------------------------------

     In 2003 Compania de Telecomunicaciones de Chile (CTC) made an early repayment of the syndicated loan, amounting to US$ 120 million, that was arranged on April 17, 2001, with JP Morgan Chase. The repayment was made in two installments: the first on April 23, amounting to US$ 90 million, and the second on June 27, amounting to US$ 30 million.

     The claimability of certain financing arranged by various Telefonica Group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these consolidated financial statements.

     The scheduled maturities for repayment of the debt as of December 31, 2004, were as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                       Millions of Euros
                            ----------------------------------------------------------------------------------------------------
                                  2005         2006         2007           2008          2009       Subsequent Years      Total
--------------------------------------------------------------------------------------------------------------------------------
Corporate promissory notes        4.70            -            -              -             -                  -            4.70
Loans and credits             2,629.13       756.49       245.51         134.90        528.35           1,091.11        5,385.49
Foreign currency loans        1,535.97       474.30       315.13         749.42        811.04             344.12        4,229.98
--------------------------------------------------------------------------------------------------------------------------------
Total                         4,169.80     1,230.79       560.64         884.32      1,339.39           1,435.23        9.620.17
--------------------------------------------------------------------------------------------------------------------------------

     As of December 31, 2004, the Telefonica Group had financing sources of various types exceeding (euro)7,500 million and the possibility of negotiating the maturity dates of various of the existing financing commitments and, accordingly, any need of the Group arising from its short-term commitments is adequately covered.

     Foreign currency loans

     The detail of the foreign currency loans as of December 31, 2004 and 2003, is as follows:

--------------------------------------------------------------------------------
                                       Outstanding Balance (in Millions)
                     -----------------------------------------------------------
                          Foreign Currency                       Euros
                     -----------------------------------------------------------
Currency              12/31/04       12/31/03          12/31/04       12/31/03
--------------------------------------------------------------------------------
US dollars               4,540          3,711          3,305.50       2,806.09
Brazilian reais            877          1,061            242.52         290.86
Argentine pesos            191             52             47.06          14.21
Colombian pesos         90,172              -             27.77              -
Yen                     45,488         47,083            351.55         348.63
Chilean pesos          125,363         84,266            165.48         112.36
New soles                  363            219             81.21          50.19
Pounds sterling              -             20              0.06          29.46
Mexican pesos              109            269              7.13          18.96
Other currencies                                           1.70           9.70
--------------------------------------------------------------------------------
Total for the Group                                    4,229.98       3,680.46
--------------------------------------------------------------------------------

(17) DERIVATIVES

     In 2004 the Group continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

     As of December 31, 2004, the total outstanding balance of derivatives transactions was (euro)38,659.70 million ((euro)30,915.29 million as of December 31, 2003), of which (euro)24,428.19 million related to interest rate risk and (euro)13,996.04 million to exchange risk ((euro)13,342.11 million and (euro)16,535.60 million as of December 31, 2003, respectively) (see Exhibit VI).

Telefonica
--------------------------------------------------------------------------------

     Most of the derivatives transactions are assigned directly to individual asset or liability positions in the consolidated balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Group. The net financial gain obtained in 2004 in relation to these latter transactions amounted to (euro)70.00 million (net revenue of (euro)322.18 million in 2003).


(18) TAX MATTERS

     Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefonica, S.A. has filed consolidated tax returns with certain Group companies. 54 companies formed the consolidated tax Group in 2004.

     Deferred tax assets and liabilities

     The detail as of December 31, 2004 and 2003, of the Telefonica Group's deferred tax assets and liabilities, and of the variations therein in 2004 and 2003, is as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                               Millions of euros
                                            -------------------------------------------------------------------------------
                                              Deferred and Other Tax Assets                 Deferred Tax Liabilities
                                            -------------------------------------------------------------------------------
                                                 Short           Long               Short           Long       Intercompany
                                                 Term            Term                Term           Term         Long Term
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                     310.10         9,336.43           131.56       1,584.07           45.39
                                            -------------------------------------------------------------------------------
Reversal                                       (209.54)        (1,118.82)          (11.02)       (484.32)          (6.08)
Arising in the year                              356.33           608.55            11.58          87.70            2.84
Net international variations                      26.10           (30.74)               -        (496.85)              -
Inclusion/Exclusion of companies and other        35.52            29.68            30.55         (21.11)           6.33
                                            -------------------------------------------------------------------------------
Balance at December 31, 2003                     518.51         8,825.10           162.67         669.49           48.48
Reversal                                        (333.29)       (1,394.04)          (52.27)        (71.26)          (4.42)
Arising in the year                              241.97           748.56            18.38         119.64           18.64
Net international variations                      29.83             0.24                -           7.81               -
Inclusion/Exclusion of companies and other        (9.72)           41.44            (0.26)        (10.95)           6.40
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                     447.30         8,221.30           128.52         714.73           69.10
---------------------------------------------------------------------------------------------------------------------------


     The balance of the "Long-Term Investments - Tax Receivables" caption, which amounts to (euro)8,567.17 million (see Note 8), includes, in addition to the deferred and other tax assets shown in the foregoing table, an amount of (euro)345.87 million ((euro)204.38 million as of December 31, 2003) relating to tax credits recorded as indicated below.

     The "Long-Term Debt - Taxes Payable" caption amounting to (euro)855.82 million includes the deferred tax liabilities shown in the foregoing table, together with (euro)71.99 million relating to long-term obligations to public authorities.

     The deferred intercompany taxes relate to the differences arising from the elimination of unrealized gains on intercompany transactions, plus the cumulative differences between the net tax payable reported in the Telefonica Group's consolidated corporate income tax return and the sum of the net tax charges per the individual corporate income tax returns of the Telefonica Group companies.

Telefonica
--------------------------------------------------------------------------------


     Taxes payable and tax receivables


     The detail of the "Other Nontrade Payables - Taxes Payable" and "Accounts Receivable - Tax Receivables" captions as of December 31, 2004 and 2003, is as follows:

     --------------------------------------------------------------------
                                               Millions of Euros
                                        ---------------------------------
                                          Balance at        Balance at
                                           12/31/04          12/31/03
     --------------------------------------------------------------------
     Taxes payable:
     Tax withholdings                      115.54            101.95
     Indirect taxes payable                828.18            485.37
     Corporate income tax                  398.15            109.43
     Accrued social security taxes         172.95            172.13
     Deferred tax liabilities              128.51            162.67
     Other                                 216.07            149.54
     --------------------------------------------------------------------
     Total                               1,859.40          1,181.09
     --------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                          Millions of euros
                                                       -------------------------
                                                        Balance at    Balance at
                                                         12/31/04     12/31/03
--------------------------------------------------------------------------------
Tax receivables:
Tax withholdings and installment payments                 224.35       198.40
Income tax refunds receivable                              97.96        10.48
Taxes, surcharges and other payments recoverable            2.68        15.63
Deferred tax assets and other short-term tax credits      447.30       518.51
Indirect taxes refundable                                 644.47       370.01
Other                                                       7.47         9.81
--------------------------------------------------------------------------------
Total                                                   1,424.23     1,122.84
--------------------------------------------------------------------------------


     Reconciliation of the income per books to the taxable income for corporate income tax purposes and determination of the tax expense

     The reconciliation of the income per books to the taxable income for corporate income tax purposes as of December 31, 2004 and 2003, and the determination of the corporate income tax expense and the net tax payable for the two years are as follows.

Telefonica
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                           Millions of Euros
                                                        ------------------------
                                                           2004          2003
--------------------------------------------------------------------------------
Income per books                                         4,397.01     3,362.50
Permanent differences                                     (722.36)     (422.15)
Timing differences                                         400.52      (634.03)
Offset of tax losses                                      (338.65)     (358.74)
--------------------------------------------------------------------------------
Taxable income                                           3,736.52     1,947.58
--------------------------------------------------------------------------------
Gross tax payable                                        1,209.74       465.68
Tax credits and tax relief                                 (76.09)     (457.29)
Unrecorded prior years' tax assets                          15.91       222.62
--------------------------------------------------------------------------------
Corporate income tax payable (receivable)                1,149.56       231.01
--------------------------------------------------------------------------------
Tax effect of timing differences and deferred revenues     (29.67)      112.20
Other items                                                 18.82       570.22
--------------------------------------------------------------------------------
Accrued corporate income tax                             1,138.71       913.43
--------------------------------------------------------------------------------

     The permanent differences arose mainly as a result of the amortization of consolidation goodwill (see Note 5) and the results assignable to associated companies, and of events that gave rise to tax bases that are not included in the consolidated statement of income, such as translation differences, etc.

     The main timing differences arose as a result of the investment valuation provisions recorded by individual companies for the amounts yet to be allocated to income in connection with their equity investments, and of the effect of retirement and early retirement plans, which are tax deductible based on the payment schedule rather than when the related provisions are recorded.

     The Telefonica tax Group has (euro)519.81 million ((euro)449.27 million in 2003) of unused tax credits relating to 1999 through 2004. This amount includes (euro)345.87 million recorded under the "Long-Term Investments - Tax Receivables" caption relating to tax credits recognized for accounting purposes in accordance with an ICAC resolution dated March 15, 2002 (see
     Note 4-p), mainly in connection with reinvestment of extraordinary income and research and development expenses ((euro)161.22 million as of December 31, 2004). The tax credits not recognized in the consolidated balance sheet relate mainly to those arising from export activities.

     The tax losses available for carryforward in Spain at the main Group companies total (euro)18,140.23 million, of which (euro)15,848.57 million,
     (euro)1,128.38 million and (euro)633.42 million were incurred in 2002, 2001 and 2000, respectively, and can be offset within 15 years. (euro)12,780.97 million of these tax losses were capitalized, giving rise to a tax asset of
     (euro)4,473.34 million, which was recorded under the "Long-Term Investments
     - Tax Receivables" caption and includes the projected offset of tax losses against the taxable income generated in 2004 which is detaled in the table above.

     In the 2002 corporate income tax return a negative adjustment of
     (euro)2,137.24 million was made in relation to Telefonica Moviles, S.A. as a result of the transfer of certain holdings acquired in prior years whose market value differed from the book value at which they were recorded (underlying book value) because Telefonica Moviles, S.A. applied the provisions of Article 159 of the Corporations Law. No accounting effect for this adjustment was recorded, since the stance adopted by the authorities differs from that of the company. Also, as of December 31, 2004, the Terra Networks Group had unrecognized tax losses amounting to (euro)2,911.54 million.

Telefonica
--------------------------------------------------------------------------------


     The Telefonica Group companies not domiciled in Spain reported tax assets of (euro)156.81 million relating to tax losses recorded for accounting purposes. They also had (euro)1,172.16 million of tax credits relating to tax losses which were not recorded in the consolidated balance sheet.

     In connection with the sale of the holding in Lycos Inc. (see Note 2-c), Terra Networks, S.A. recognized a tax asset amounting to (euro)272 million in 2004 which was included in the total tax asset of (euro)306 million recognized in 2004. This tax asset arose from the difference between the sale price of Lycos Inc. shares for (euro)89 million and the value at which the capital increase for the acquisition of this company was recorded, net of the adjustments (mainly provisions to the investment valuation allowance) which had already been tax deductible prior to the sale.

     Additionally, the company is considering the possibility of reporting a higher tax loss for 2004, for an amount of up to (euro)7,418 million, as a result of using as the acquisition value for tax purposes that which would result from taking the market value of the Lycos Inc. shares received, rather than the book value at which they were recorded, in conformity with
     Article 159 of the Spanish Corporations Law. However, in view of the opposite stance upheld by the tax authorities in their replies to the requests for tax rulings on similar cases and of the uncertainties prevailing about the final decision that may be adopted, no effect for accounting purposes was recognized in this connection in the consolidated financial statements.

     On September 25, 2002, tax audits commenced at several of the companies included in tax Group 24/90 of which Telefonica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). Although the tax audits have not yet been completed, the final outcome of the tax assessments signed under protest for approximately (euro)135 million is not expected to disclose the need to record significant liabilities in the consolidated financial statements of the Telefonica Group.

     The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country's tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit currently in progress, the tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax, nonresident income tax and VAT; and the years since 2001 for corporate income tax (since 2001 and 2000, respectively, for the other Spanish companies).

     In the other countries in which the Telefonica Group has a significant presence, the years open for review by the relevant authorities are generally as follows:

     - The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

     -    The last four years in Peru, Guatemala and Venezuela.

     -    The last three years in Chile, El Salvador and the U.S.

     The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

Telefonica
--------------------------------------------------------------------------------


(19) CURRENT LIABILITIES - OTHER NONTRADE PAYABLES

The detail of the balances of the "Current Liabilities - Other Nontrade Payables" caption in the consolidated balance sheets as of December 31, 2004 and 2003, is as follows:

--------------------------------------------------------------------------------
                                                        Millions of Euros
                                                --------------------------------
                                                 Balance at         Balance at
                                                  12/31/04           12/31/03
--------------------------------------------------------------------------------
Group company dividends payable                    141.63            137.54
Short-term payables to fixed asset suppliers       390.48             66.80
Guarantees and deposits                             45.66             66.78
Compensation payable                               443.13            330.70
Other nonfinancial nontrade payables               434.25            334.11
--------------------------------------------------------------------------------
Total                                            1,455.15            935.93
--------------------------------------------------------------------------------


(20) REVENUES AND EXPENSES

     Sales and services

     The detail, by business line, of net sales and services is as follows:

-------------------------------------------------------------------------------------------------------
                                                                     Millions of Euros
                                                 ------------------------------------------------------
                                                   12/31/04            12/31/03            12/31/02
-------------------------------------------------------------------------------------------------------
Wireline telephony business in Spain              10,955.77            10,695.42           10,640.14
Moviles business                                  12,054.14            10,428.28            9,449.34
Wireline telephony business in Latin America       6,883.44             6,744.93            7,366.24
Telefonica Contenidos business                     1,219.13             1,378.48            1,076.16
Directorios business                                 628.13               589.30              550.46
Terra Networks business                              539.16               545.09              599.95
Atento business                                      611.73               492.96              571.09
Instrumentality companies and other                  803.66               788.82            1,006.92
-------------------------------------------------------------------------------------------------------
Group revenues before the elimination of
  intercompany sales                              33,695.16            31,663.28           31,260.30
-------------------------------------------------------------------------------------------------------
Intercompany sales                                (3,373.26)           (3,263.44)          (2,849.00)
-------------------------------------------------------------------------------------------------------
Total revenues from Group operations              30,321.90            28,399.84           28,411.30
-------------------------------------------------------------------------------------------------------


     Personnel expenses

     The detail of the personnel expenses is as follows:

-----------------------------------------------------------------------------------------------------------
                                                                         Millions of Euros
                                                         --------------------------------------------------
                                                          12/31/04           12/31/03            12/31/02
-----------------------------------------------------------------------------------------------------------
Compensation                                               3,203.37          3,368.59            3,561.57
Provisions to the pension allowance and other
  commitments to employees                                   106.23            115.45              121.26
Accrual for the cost of the loyalty-building programs
  tied to share market price                                   1.20             14.63               16.97
Employee welfare expenses and other                        1,101.01          1,142.65            1,093.97
-----------------------------------------------------------------------------------------------------------
Total                                                      4,411.81          4,641.32            4,793.77
-----------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------


     Inclusion in the general social security system
     -----------------------------------------------

     Since January 1, 1992, Telefonica de Espana and its employees, who were formerly covered by a company employee welfare system, have been contributing to the general social security system. As a result of the inclusion of serving employees in the social security system, Telefonica de Espana must make additional contributions to the social security system until the year 2016, based on the serving employees' effective contribution bases applicable at any time in that period. These contributions consist of the payment of 2.2% of the base salary, and the related amount is recorded under the "Personnel Expenses - Employee Welfare Expenses and Other" caption. (euro)24.17 million were recorded in this connection in 2004 ((euro)27.16 million in 2003).

     Supplementary pension plan for employees
     ----------------------------------------

     Various Telefonica Group companies have arranged a defined-contribution pension plan pursuant to Legislative Royal Decree 1/2002 approving the revised Pension Plans and Funds Law. Under this plan, contributions of between 6.87% and 4.50% of the participating employees' regulatory base salary (based on each employee's respective hire date and the company in question) are made to the plan. The obligatory contribution of the participant is generally a minimum of 2.2% of the employee's regulatory base salary. The system used is an individual and financial capitalization system.

     As of December 31, 2004, 42,446 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. The contributions made by the various companies in 2004 amounted to (euro)93.55 million ((euro)105.72 million in 2003).

     Number of employees
     -------------------

     Following is a detail of the Telefonica Group's average number of employees in 2004 and 2003, together with the headcount as of December 31 of those years. The employees shown for each subgroup include the Telefonica Group companies with similar activities in order to present the employees by business.


--------------------------------------------------------------------------------
                                       12/31/04                 12/31/03
                                 -----------------------------------------------
                                 Average    Year-end      Average      Year-end
--------------------------------------------------------------------------------
Telefonica, S.A.                    668        622          791           767
Telefonica de Espana Group       37,281     36,425       42,537        38,464
Telefonica Moviles Group         14,071     19,797       13,240        13,093
Telefonica Internacional Group   25,951     25,905       27,079        25,762
Directorios Group                 2,898      2,876        2,778         2,787
Telefonica de Contenidos Group    5,520      5,860        6,487         4,638
Atento Group                     62,429     74,829       48,171        54,394
Terra Networks Group              1,997      1,584        2,273         2,229
Other                             6,004      5,656        6,108         6,154
--------------------------------------------------------------------------------
Total                           156,819    173,554      149,465       148,288
--------------------------------------------------------------------------------

The figures in the foregoing table relate to the consolidated companies.

Telefonica
--------------------------------------------------------------------------------


     Also, the Group company Telefonica de Espana has filed various appeals for judicial review against the Government in connection with the monetary claim relating to healthcare services provided in the years from 1999 to 2003 (inclusive). The company has recorded an account receivable of
     (euro)90.47 million in this connection. Also, proceedings have been instigated by or against the regulator, some of which are being conducted in the administrative jurisdiction and others before the courts.

     Compensation systems tied to share market price

     At 2004 year-end Telefonica only had one compensation system tied to the market price of its shares: the TIES Program is aimed at all the serving personnel of Telefonica and of most of its Spanish and foreign subsidiaries.

     The other compensation system tied to the market price of Telefonica shares ended in September 2003. The so-called TOP Plan was aimed exclusively at executive personnel of Telefonica, S.A. and of several Group companies including the executive directors of Telefonica, S.A. This Plan was implemented by Telefonica on June 28, 1999, and was approved by the Company's Stockholders' Meeting on April 7, 2000.

     In view of the fact that when the aforementioned TOP Plan expired after the last opportunity for beneficiaries (participants) to exercise the Telefonica, S.A. stock options held by them the exercise prices were substantially higher than the market price of the shares at that time, the option-holders did not exercise the options which, accordingly, expired.

     The subsidiaries Telefonica Moviles S.A. and Terra Networks, S.A. have also established their own compensation systems tied to the market price of their respective shares.

     In November 2003 the stock option plan of the subsidiary Telefonica Publicidad e Informacion, S.A. (TPI) expired. This plan, which was aimed at the company's executives (including the Executive Director) and employees, was implemented in 1999 and was approved by the aforementioned company's Stockholders' Meeting on April 17, 2000. In view of the fact that when the aforementioned plan expired with the last opportunity for the beneficiaries to exercise the TPI stock options held by them the exercise prices were higher than the market price of the shares at that time, the option-holders did not exercise the options which, accordingly, expired.

     In October 2003 TPI extended to 2008 year-end the irrevocable call option right on 7,212,147 TPI shares that the company had arranged with Caja de Ahorros y Pensiones de Barcelona (La Caixa).

     On June 28, 2004, the Board of Directors of TPI, following the issuance of a favorable report by the Appointments and Compensation and Best Practice Corporate Governance Committee, resolved to notify La Caixa of its intention to exercise the call option right on all the above-mentioned shares (7,212,147 shares), and to treat the shares so acquired under the system applicable to treasury stock; i.e. the shares shall be either (i) specifically assigned to the implementation of a new Stock Option Plan, if any, which shall be approved by the next Stockholders' Meeting of the Company, or, (ii) in the absence of this plan, retired at the time of the aforementioned Meeting. These shares were acquired on July 9, 2004.

     Lastly, there is a program of options on Telefonica, S.A. shares targeted at the employees of Endemol (the EN-SOP Program).

     Following is a detailed account of the main features of each of the aforementioned compensation systems currently in force:

Telefonica
--------------------------------------------------------------------------------


     a) Telefonica, S.A. stock option plan targeted at all the employees of certain Telefonica Group companies ("TIES Program")

          On February 23, 2000, the Board of Directors of Telefonica, S.A. approved the establishment of a new compensation system tied to the market price of the Company's shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefonica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar employee stock or stock option plan.

          In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders' Meeting of Telefonica, S.A. approved two capital increases with disapplication of preemptive subscription rights, for a par value of (euro)1,197,880 and (euro)31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new common shares, respectively, of (euro)1 par value each, with additional paid-in capital of 400% of the par value.

          Telefonica, S.A. duly registered separate prospectuses for the aforementioned capital increases, which were verified by the CNMV on November 16, 2000, and February 16, 2001, respectively. It was clearly explained therein which options could be exercised in each tranche, and the procedures for exercising and settling these options.

          The main features of the TIES Program are as follows:

               1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

               2.   Issue price: (euro)5.

               3. Maximum number of shares under option assigned to beneficiaries: 31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

               4. Method of assignment of shares under option: depends on the appreciation of Telefonica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefonica, S.A. initially acquired. The initial reference value was set at (euro)20.5 per share.

               5.   Exercise price: (euro)5.

          At its meeting on June 28, 2000, the Board of Directors of Telefonica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors' meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefonica, S.A. in order to become beneficiaries of the TIES Program.

          Subsequently, on November 29, 2000, the Board of Directors of Telefonica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

          On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefonica indicated above was executed. The par value of the capital was increased by
          (euro)1,123,072, through the issuance of an equal number of common shares with

Telefonica
--------------------------------------------------------------------------------


          additional paid-in capital of (euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

          On February 20, 2001, the notarial deed of formalization and execution of the second capital increase to cater for the TIES Program was executed. The par value of the capital was increased by
          (euro)31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of (euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

          On December 31, 2004, 72,298 persons were participating in the TIES program, holding a total of 29,792,427 purchase options on Telefonica, S.A. shares.

          February 15, 2005 was the third and the last Exercise Date under the Program but there were no exercisable options at that date since the initial reference value was higher than the market value of the Company shares. Consequently, all the unexercised options expired and were cancelled for all purposes and the TIES Program was thus terminated and the shares which were acquired in the past as the initial assignment to participate in the Program ceased to be covered by it.

          Lastly, in February 2005, in accordance with a report issued by the Board of Directors on the resolutions adopted by the Stockholders' Meeting on April 7, 2000, in connection with item IX on the agenda (relating to the establishment of the TIES Program), Telefonica, S.A. acquired 34,760,964 shares classified as treasury stock. A proposal will foreseeably be submitted for approval by the next Stockholders' Meeting of the Company to reduce capital with the consequent retirement of these shares.

     b)   Telefonica Moviles, S.A. stock option plan ("MOS Program")

          On October 26, 2000, the Special Stockholders' Meeting of Telefonica Moviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefonica Moviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company's obligations to the beneficiaries of the plan, resolved to increase the capital stock of Telefonica Moviles, S.A. by (euro)11,400,000 through the issuance of 22,800,000 shares of (euro)0.50 par value each.

          Subsequently, on June 1, 2001, the Stockholders' Meeting of Telefonica Moviles, S.A. introduced certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty-building of its beneficiaries.

          Lastly, on September 21, 2001, the Board of Directors of Telefonica Moviles S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders' Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

          1. The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001, were working for companies in which Telefonica Moviles, S.A. directly or indirectly, during the term of the plan
               (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Telefonica
--------------------------------------------------------------------------------


               Without prejudice to the above, the MOS Program envisaged the possibility of awarding new options at dates subsequent to its initial implementation. In order to carry this out, following the issuance of a report by the Appointments and Compensation Committee, the Board of Directors resolved to assign options to both the employees of the new companies which, when joining the Telefonica Moviles Group, met the aforementioned requirements and the employees hired by companies already participating in the MOS Program. Similarly, the Board resolved that employees could join the plan until December 31, 2003. Consequently, new beneficiaries joined the plan in 2002 and 2003. In 2003 certain companies were excluded from the MOS Program because they ceased to comply with the requirements to remain in it.

          2.   There are three types of option:

               o    Type-A options, with an exercise price of (euro)11.

               o    Type-B options, with an exercise price of (euro)16.5.

               o    Type-C options, with an exercise price of (euro)7.235.

               Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

          3. The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefonica Moviles, S.A. for every 20 options assigned to them.

          4. Each option, regardless of type, will entitle its holder to receive one share of Telefonica Moviles, S.A.

          5. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed from the option grant date (January 2, 2002). The first exercise period commenced on January 2, 2004. The second period commenced on January 3, 2005.

          6. At the exercise date, the options may be settled, at the beneficiary's request, either (i) through delivery of shares of Telefonica Moviles, S.A., once the beneficiary has paid the option exercise price, or (ii) cashless for cash.

          The first phase of the Program commenced on January 2, 2002. The second phase of the plan, which included the companies and new employees who fulfilled the requirements envisaged in the plan, commenced on June 1, 2002, and finished on December 31, 2003. The total number of beneficiaries of the MOS Program was 7,575 as of December 31, 2004. Of these beneficiaries, one is an executive director of Telefonica Moviles, S.A. and ten are general managers or similar executives. 11,137,144 options had been assigned as of December 31, 2004.

          In 2004, in the second exercise period, 778 employees exercised a total of 79,823 options. Of these employees, two beneficiaries opted for the cashless system and the remainder for the cashless for cash system. The amount received by these beneficiaries upon the exercise of their options was (euro)109 thousand. Additionally, 859 employees, owning a total of 1,681,928 options, left the program as a result of early settlement or voluntary withdrawal. (euro)844 thousand were paid in this connection in 2004.

          In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders'

Telefonica
--------------------------------------------------------------------------------


          Meeting on October 26, 2000. Since not all the shares comprising the capital increase were subscribed, the company issued 21,445,962 shares of (euro)0.50 par value each, which were subsequently subscribed and paid by BBVA (50%) and La Caixa (50%).

          On September 27, 2001, Telefonica Moviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and call option contracts under which the two aforementioned financial institutions granted Telefonica Moviles, S.A. a call option on each of the shares subscribed in order to enable Telefonica Moviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

          The implementation of the MOS Program and the capital increase to provide coverage for the Program were notified to the CNMV and published in the Abridged Prospectus, which was verified and registered in the CNMV's Official Register on November 2, 2001.

     c)   Terra Networks, S.A. stock option Plan

          The Terra Networks, S.A. stock option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

          The Plan provides, through the exercise of the stock options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

          In order to cover the stock option plan as approved, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable call option on 14,000,000 issued shares, which could be exercised at any time prior to April 30, 2004.

          The approval and implementation of this compensation system were notified to the CNMV and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

          On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

          1. Each of the stock options under the Plan entitles the holder (employee or executive) to acquire one share of Terra Networks, S.A. at an exercise price of (euro)11.81 per share.

          2. Duration of four years and three months (therefore, it ended on February 28, 2004), and the options could be exercised at a rate of one-third of those granted each year from the second year onwards.

          3. The exercise of the options is conditional upon the beneficiary remaining a Terra-Lycos Group employee.

          In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. stock option plan, which was approved by the Stockholders' Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000,

Telefonica
--------------------------------------------------------------------------------

          at the recommendation of the Appointments and Compensation Committee based on a proposal of its Chairman, through the assignment of options to executives and employees who were already beneficiaries of the stock option plan, in addition to the assignment of options to new employees who had joined the Terra-Lycos Group at that date.

          The main features established by the Board of Directors for this assignment were as follows:

          1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of
               (euro)19.78 per share.

          2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

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

          In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6), the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the Plan.

          On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the stock option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that the options could be partially exercised each year during this period. At the date of preparation of these consolidated financial statements, the Board of Directors had not yet extended the option exercise period.

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

          In June 2002 it was decided to confine assignments of options to new hires recruited from that date onwards for professional categories 1 and 2.

Telefonica
--------------------------------------------------------------------------------


          As of December 31, 2003, options on 6,438,696 shares had been assigned to Terra-Lycos Group employees, executives and directors, of which 1,555,554 relate to the first phase of the Plan and the remainder to the second phase. The weighted average stock option exercise price is
          (euro)14.70.

          As of December 31, 2003, the Terra-Lycos Group's executives and directors held 1,185,252 stock options under the Terra Networks, S.A. stock option Plan, the weighted average exercise price of which is
          (euro)19.03.

          On April 28 and 29, 2004, Terra Networks, S.A. entered into respective contracts with La Caixa and Barclays Bank (which took over Banco Zaragozano and succeeded it on all its rights and obligations), respectively, to extend the contracts executed on October 5, 1999; the term of the contract with La Caixa was extended through April 30, 2006, and that of the contract with Barclays Bank through July 15, 2004.

          On June 22, 2004, the Stockholders' Meeting of Terra Networks, S.A. resolved, in connection with item IV on the agenda relating to the "Reduction of capital stock through the retirement of shares of treasury stock, with disapplication of the creditors' right to contest, and delegation of power in connection with the funding of Option Plans", to delegate powers on the Board of Directors of Terra Networks, S.A., in connection with the funding of the Option Plans of Terra Networks, S.A., so that it may decide, if necessary or appropriate in view of the performance of the share market price, to eliminate such funding or to keep the unfunded status or, as appropriate, to establish any other funding system to cater for the obligations arising from the Option Plans, thus extending the power conferred under the resolution adopted by the Stockholders' Meeting on October 1, 1999, in relation to item two on the agenda.

          On July 15, 2004, in compliance with the aforementioned contract dated October 5, 1999, and with the extension dated April 29, 2004, Terra Networks, S.A. purchased from Barclays Bank, as an over-the-counter transaction, the 7,000,000 shares owned by the latter in the capital stock of Terra Networks, S.A. These shares were classified as treasury stock and will be retired, if so decided at the Stockholders' Meeting.

          On July 22, 2004, the Board of Directors of Terra Networks, S.A., after obtaining a favorable report from the Audit and Control Committee, resolved to reduce by (euro)2 the exercise price of the Terra Networks, S.A. stock options granted to the beneficiaries of the Terra Group's Stock Option Plans, on or after the date of dividend payment with a charge to additional paid-in capital approved by the Stockholders' Meeting of Terra Networks, S.A., i.e. July 30, 2004.

          As of December 31, 2004, options on 3,118,870 shares had been assigned to Terra Group employees and executives, all of which relate to the second phase of the Option Plan since the rights relating to the first phase expired in April. The weighted average stock option exercise price is (euro)14.21.

          As of December 31, 2004, the Terra Group's executives held 650,000 stock options under the Terra Networks, S.A. stock option Plan, the weighted average exercise price of which is (euro)16.37.

          As of December 31, 2004, there were no directors of Terra Networks, S.A. owning stock options.

Telefonica
--------------------------------------------------------------------------------


     d) Terra Networks, S.A. stock option Plan resulting from the acquisition of the stock option plans of Lycos, Inc.

          Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

          On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the stock option Plans of Lycos, Inc., provided that the two companies merged.

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

          As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received call options on 65,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

          On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option Plan, which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

          On December 16, 2003, the Board of Directors of Terra Networks, S.A., pursuant to the powers granted to it by the Stockholders' Meetings on June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. owned by Citibank, N.A. as Agent Bank of the option Plans assumed by the Company at the time of the integration of Lycos, Inc. These shares still covered the stock options of the employees of Lycos, Inc. outstanding as of that date

          As of December 31, 2003, the employees, executives and directors of Lycos had exercised 16,216,587 options, and 19,272,198 options remained outstanding, at a weighted average price of US$ 20.77.

          As of December 31, 2003, the directors and executives held stock option rights on 9,090,776 options, derived from the Lycos, Inc. stock option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A. The weighted average exercise price of the stock options is US$ 23.05.

          Also, as of December 31, 2003, the Board members who hold or have held executive posts in the Terra-Lycos Group held 8,717,026 options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. stock option Plans at a weighted average exercise price of
          (euro)18.40.

          On June 22, 2004, the Stockholders' Meeting of Terra Networks, S.A. resolved, inter alia, to reduce capital stock by (euro)53,052,804 for the purpose of retiring 26,526,402 shares of treasury stock. The resolution expressly stated that 26,507,482 of the shares to be retired had been acquired by Terra Networks, S.A. from Citibank N.A. and were classified as

Telefonica
--------------------------------------------------------------------------------


          treasury stock to fund the obligations arising from Lycos Inc. stock option plans taken over by Terra Networks, S.A. under section D) of the resolution adopted by the Stockholders' Meeting on June 8, 2000, in connection with item five on the agenda (in the revised version approved by the Stockholders' Meeting on June 7, 2001).

          Also, under the aforementioned capital reduction resolution the Board of Directors of Terra Networks, S.A. was expressly empowered to decide, if necessary or appropriate in view of the performance of the share market value, to eliminate such funding or to keep the unfunded status or, as appropriate, to establish any other funding system to cater for the obligations arising from the Option Plans of Lycos, Inc.

          On July 22, 2004, the Board of Directors of Terra Networks, S.A., after obtaining a favorable report from the Audit and Control Committee, resolved to reduce by (euro)2 the exercise price of the Terra Networks, S.A. stock options granted to the beneficiaries of the Terra Group's Stock Option Plans, on or after the date of dividend payment with a charge to additional paid-in capital approved by the Stockholders' Meeting of Terra Networks, S.A., i.e. July 30, 2004.

          On July 31, 2004, Terra Networks, S.A. and the Korean company Daum Communications executed the contract for the sale of all the Lycos, Inc. shares. The transaction was finally implemented on October 5, 2004, after obtaining the required administrative authorizations and, specifically, approval from the U.S. Antitrust Authorities.

          Under the sale contract, Terra Networks, S.A. undertook to continue to assume the obligations arising from the stock option Plans of Terra Networks, S.A. vis-a-vis the beneficiaries of Lycos, Inc., although Lycos, Inc. would be authorized to perform, for the account and at the expense of Terra Networks, S.A., any action which might be necessary or appropriate in connection with the exercise of the options by the beneficiaries.

          As of December 31, 2004, Lycos' employees, executives and directors had exercised a total of 1,089,238 options at a weighted average exercise price of US$ 20.39, and 10,863,239 options remained outstanding.

     e) Telefonica, S.A. stock option plan aimed at employees of Endemol ("EN-SOP Program")

          In order to fulfill the commitments assumed by Telefonica, S.A. in the acquisition of the Dutch company Endemol (in mid-2000), and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefonica, S.A. approved the establishment of a Telefonica, S.A. stock option plan targeted at the employees of Endemol Entertainment N.V. (Endemol) and its subsidiaries (Endemol Group), known as the EN-SOP Program.

          This Program consists of the grant to the beneficiaries (all the Endemol Group's permanent employees on January 1, 2001, who are not participating in another similar stock or stock option plan), effective January 1, 2001, 2002, 2004 and 2004, of a variable number (based on the various wage and functional categories) of purchase options on Telefonica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

Telefonica
--------------------------------------------------------------------------------


          The total number of options to be delivered each year will be determined by dividing (euro)27,500,000 by the annual reference value of the Telefonica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefonica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefonica, S.A. holds the meeting calling the Annual Stockholders' Meeting.

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

          The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, by the cashless or cashless for cash system.

          In order to cover each annual grant of options, it was provided that
          Telefonica: (i) would increase capital by the amount necessary to cater for the delivery of the shares derived from the exercise of the options by the beneficiaries or, alternatively, (ii) would acquire on the market the related purchase options on Telefonica, S.A. shares.

          Accordingly, in order to cover the annual grant of options in 2001, on June 15, 2001, the Stockholders' Meeting of Telefonica, S.A. approved a capital increase at Telefonica, S.A. of (euro)1,425,624, through the issuance of an equal number of common shares with additional paid-in capital of (euro)18.2898 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

          As a result of the significant change in stock market conditions in the second half of 2001, on September 26, 2001, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders' Meeting, and decided that, instead of the capital increase, the annual grant of options for 2001 under the EN-SOP Program would be covered through the acquisition on the market of purchase options on Telefonica, S.A. shares.

          Under the EN-SOP Program, in 2001 1,281,040 purchase options on Telefonica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefonica, S.A., the governing body responsible for this as established when the resolution to set up this Program was adopted), at an exercise price of (euro)19.2898 per share (annual reference value). In 2001, 972 persons were participating in the Program.

          With respect to the application of the EN-SOP Program in 2002, in order to cover the annual grant of options in 2002, on April 12, 2002, the Stockholders' Meeting of Telefonica, S.A. resolved to increase capital at Telefonica, S.A. by (euro)2,180,809 euros, through the issuance of an equal number of new common shares with additional paid-in capital of (euro)11.61 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

          As in 2001, on December 18, 2002, the Board of Directors of Telefonica, S.A. decided not to implement the aforementioned capital increase approved by the Stockholders' Meeting, and decided that, instead of the capital increase, the annual grant of options for 2002 under the EN-SOP Program would be covered, where necessary, with Telefonica, S.A. shares previously acquired in the securities market.

Telefonica
--------------------------------------------------------------------------------

          Under the EN-SOP Program, in 2002 1,933,504 purchase options on Telefonica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of (euro)12.61 per share (annual reference value). In 2002 977 persons were participating in the Program.

          With respect to the application of the EN-SOP Program in 2003, which the Standing Committee of the Board of Directors of Telefonica, S.A. decided on December 17, 2003, will be covered with Telefonica, S.A. shares previously acquired in the securities market, 2,767,084 purchase options on Telefonica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of (euro)9.03 per share (annual reference value). 1,048 persons were participating in the Program in 2003.

          Lastly, with respect to the application of the EN-SOP Program in 2004, which the Standing Committee of the Board of Directors of Telefonica, S.A. decided on December 22, 2004, will be covered with Telefonica, S.A. shares previously acquired in the securities market, 2,246,732 purchase options on Telefonica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of (euro)12.24 per share (annual reference value). 947 persons were participating in the Program in 2004.

     Interest on accounts payable and similar expenses and revenues from other equity investments and loans

     The detail of the "Interest on Accounts Payable and Similar Expenses" and "Revenues from Other Equity Investments and Loans" captions is as follows:

--------------------------------------------------------------------------------
                                                   Millions of Euros
                                     -------------------------------------------
                                      12/31/04        12/31/03         12/31/02
--------------------------------------------------------------------------------
Debentures, bonds and other
   marketable debt securities         946.34          946.95           1,060.64
Loans and credits                     382.84          907.67             659.66
Other                                 289.92           91.88              63.84
--------------------------------------------------------------------------------
Total financial expenses            1,619.10        1,946.50           1,784.14
--------------------------------------------------------------------------------
Associated companies                   49.52           33.00              31.07
Other companies                       340.33          336.77             289.30
--------------------------------------------------------------------------------
Total other financial revenues        389.85          369.77             320.37
--------------------------------------------------------------------------------

     Exchange differences

     The detail of the exchange gains and losses allocated to the consolidated statements of income is as follows:

--------------------------------------------------------------------------------
                                             Millions of Euros
                          ------------------------------------------------------
                               12/31/04           12/31/03           12/31/02
--------------------------------------------------------------------------------

Exchange losses               (111.98)            (339.74)          (2,245.17)
Exchange gains                 168.39              834.91            1,612.85

--------------------------------------------------------------------------------
Exchange differences            56.41              495.17             (632.32)
--------------------------------------------------------------------------------

     Of these total exchange differences, the most significant amount relates to the revaluation of the debt denominated in foreign currency at the Argentine companies, as a result of the depreciation or appreciation of the Argentine peso. Accordingly, exchange differences were recorded which

Telefonica
--------------------------------------------------------------------------------

     had a net positive impact of (euro)134.36 million in 2003 and a net negative impact of (euro)10.58 million in 2004.

     In view of the different evolution of the exchange rates of the U.S. dollar and the Brazilian real against the euro, in 2003 U.S. dollar-denominated debt obtained initially to specifically finance investments denominated in foreign currencies was cancelled. This had a positive impact of
     (euro)267.51 million on the "Exchange Differences" caption.

     Extraordinary revenues

     The detail of the extraordinary revenues is as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                                       Millions of Euros
                                                                        ---------------------------------------------
                                                                         12/31/04          12/31/03          12/31/02
---------------------------------------------------------------------------------------------------------------------
Priors years revenues                                                           -                 -             15.66
Indemnity payments for breach of contract                                   11.54             27.45             31.76
Adjustment of pension commitments                                               -             70.34                 -
Insurance settlement consortium                                                 -              2.83              0.87
Corporate restructuring of the wireless business in Brazil                  14.36             14.68             49.10
Sale of treasury stock                                                          -              7.12                 -
Provisions for treasury stock                                                   -            159.95                 -
Allocation of deferred revenues to income (Note 13)                         48.50             74.34                 -
Other extraordinary revenues earned in the year                             92.83            124.49            158.57
Gains on fixed assets disposals                                             81.50            224.22             55.56
Gains on disposals of investiments in consolidated companies (Note 8)       65.39            407.96             99.32
Capital subsidiaries transferred to income for the year (note 13)           94.90             53.78             63.79
                                                                        ---------------------------------------------
                                                                           409.02          1,167.16            474.63
---------------------------------------------------------------------------------------------------------------------

     The "Other Extraordinary Revenues Earned in the Year" account includes the extraordinary revenues earned by all the Group companies, the amounts of which taken individually were not material.


     Extraordinary expenses and losses

---------------------------------------------------------------------------------------------------------------------
                                                                                      Millions of Euros
                                                                        ---------------------------------------------
                                                                         12/31/04          12/31/03          12/31/02
---------------------------------------------------------------------------------------------------------------------
Provision for contingencies                                                 85.16             79.83             31.29
Extraordinary provisions for preretirements (Note 14)                      908.03          1,593.41            395.01
Write-off of goodwill (Note 5)                                             111.09              6.48          2.259,81
Provisions for treasury stock (Note 11)                                         -                 -            288,09
Court claims                                                               117.37             45.93              4.51
Fines, penalties and litigation                                             98.59            103.31            107.01
Write-off of start up expenses                                                  -                 -             56.62
UMTS License value adjustments (note 14)                                        -                 -          2.753,90
Externalization of commitments (Note 4-g)                                   11.76             12.60              2.12
Other extraordinary expenses                                               127.11            380.04            836.68
Variation in fixed asset and investment valuation
  allowance (Notes 7 and 8)                                                 32,71            100,29            136.48
Losses on disposal of investments in consolidated companies (Note 8)        33,23             39,66            206.44
---------------------------------------------------------------------------------------------------------------------
                                                                         1,525.05          2,361.55          7,077.96
---------------------------------------------------------------------------------------------------------------------

     Bidland Systems Inc. and TI Capital Management, LLC reached a final agreement with Katalyx, Inc. and Telefonica, S.A. to resolve in court the two claims filed by the former alleging

Telefonica
--------------------------------------------------------------------------------

     noncompliance with certain contractual obligations for the creation of a joint venture. Under this agreement, the damages initially sought were reduced to $38 million and each party undertook to bear its respective lawyers' fees. This amount, equal to (euro)30.62 million, was recorded under the "Court Claims" caption.

     With respect to the arbitral award in connection with the complaint submitted by the Radio Blanca Group to Uniprex (an Antena 3 de Television, S.A. Group company), on May 21, 2003, Telefonica, S.A. and Kort Geding, S.L. entered into an agreement whereby the former sold to the latter a 25.1% holding in the capital stock of Antena 3 de Television, S.A. This agreement contains a covenant whereby the seller undertakes to reduce the sale price by an amount equal to 25.1% of the possible adverse economic impact arising from the content of the award relating to the arbitration between Uniprex and Radio Blanca. Uniprex filed an appeal with the Provincial Appelate Court against the arbitral award rendered on March 15, 2004. No decision has yet been handed down in this connection. The accompanying consolidated financial statements include an extraordinary expense of (euro)31.44 million, which is recorded under the "Court Claims" caption, and the use of provisions amounting to (euro)15 million.

     The "Other Extraordinary Expenses" caption includes extraordinary expenses of a very diverse nature incurred by numerous Telefonica Group companies.

     Gains and losses on fixed assets

     The "Gains on Fixed Asset Disposals" caption includes (euro)39.27 million relating to the gain obtained from the disposal of real estate, performed mainly by Telefonica de Espana and Inmobiliaria Telefonica ((euro)202.95 million in 2003).

     This caption also includes negative net amounts of (euro)15.38 million and
     (euro)19.15 million as of December 31, 2004 and 2003, respectively, recorded as a result of the dismantling of Telefonica de Espana's plant for network digitalization (see Note 7).

(21) DIRECTORS' COMPENSATION AND OTHER BENEFITS AND OTHER DISCLOSURES

     a)   Directors' compensation and other benefits

     The compensation of Telefonica, S.A.'s directors is governed by Article 28 of the bylaws, which states that the amount of the compensation to be paid by the Company to its directors shall be that determined by the Stockholders' Meeting for this purpose and this amount shall remain in force until the Stockholders' Meeting resolves to change it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors. In this connection, on April 11, 2003, the Stockholders' Meeting set the maximum gross annual amount to be paid to the Board of Directors at (euro)6 million, which includes a fixed payment and attendance fees for attending the Board of Directors advisory committee or control committee meetings. In 2004, the Appointments and Compensation and Best Practice Corporate Governance Committee reviewed, in accordance with Article 25.b.5 of the Rules of the Board of Directors, the compensation system for the Company's directors, which had not been revised since March 1997. As a result, the Committee submitted a proposal to the Board of Directors to change the compensation system in view of the long period of time elapsed since it had been set up (1997). On September 29, 2004, the Board of Directors resolved to revise the fixed annual amount to be paid as compensation to the members of the Board of Directors and of its Standing Committee and the amount of the attendance fees for attending the

Telefonica
--------------------------------------------------------------------------------

     meetings of the other Board Committees, and to establish a fixed annual amount to be paid as compensation to the members of these Board Committees, all within the maximum limit set by the Stockholders' Meeting on April 11, 2003.

     Therefore, the compensation of Telefonica's directors in their capacity as members of the Board of Directors and/or of the Standing Committee and the advisory and control committees consists of a fixed amount payable monthly and attendance fees for attending the meetings of the Board's advisory or control committees. Additionally, executive directors receive the appropriate amounts for discharging their executive duties as stipulated in their respective contracts.

     In 2004 the members of the Board of Directors of Telefonica, S.A. earned the following total compensation for discharging their duties as such:
     (euro)3,707,904.71 of fixed monthly payments (including the compensation earned as members of the Boards of Directors or of the advisory or control committees of other Telefonica Group companies) and (euro)166,828.32 of attendance fees for attending the Board of Directors advisory committee meetings (including the attendance fees for attending Board of Directors advisory committee meetings of other Telefonica Group companies).

     In their capacity as Company executives the executive directors Cesar Alierta Izuel, Antonio J. Alonso Ureba, Luis Lada Diaz, Mario E. Vazquez and Antonio Viana-Baptista, earned the following compensation:
     (euro)6,558,265.38 of salaries and variable compensation; (euro)129,412.46 of compensation in kind, which include life insurance premiums; and
     (euro)44,500.00 of contributions paid by the Company, as sponsor, to pension plans.

     The breakdown of the compensation and benefits received by Telefonica's directors in 2004 is as follows:

          Board of Directors: annual amount of the fixed payment received by each director (in euros):

          -----------------------------------------------------
          Position                                      2004
          -----------------------------------------------------
          Chairman                                  127,613.94
          -----------------------------------------------------
          Deputy Chairmen                           162,689.82
          -----------------------------------------------------
          Directors (1):
          Executive directors                        97,613.94
          Nominee directors                          97,613.94
          Independent directors                      97,613.94
          -----------------------------------------------------
          (1) Additionally, one director, who is not resident in Spain, receives an additional annual payment of (euro)52,639.14 because his experience and work in relation to Latin America are of special interest to the Company


          Standing Committee: amount of the fixed payment received by each director who is a member of the Standing Committee (in euros):

Telefonica
--------------------------------------------------------------------------------

          --------------------------------------------------
          Position                                    2004
          --------------------------------------------------
          Chairman                                 65,075.88
          Deputy chairman                          65,075.88
          Directors                                65,075.88
          --------------------------------------------------


     The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

     Other committees of the Board of Directors.

     A) Fixed amount received by each director who is a member of any of the Board committees, based on the position held, for October, November and December 2004 (in euros):

          --------------------------------------------------
          Position                                    2004
          --------------------------------------------------
          Chairman                                  5,000.00
          Directors                                 2,500.00
          --------------------------------------------------

     B) Total annual amounts paid in 2004 for attending meetings of the advisory and control committees of the Board of Directors, received by the directors who are members thereof taken as a whole (in euros):

-----------------------------------------------------------------------------------------------
Committees                                2004
-----------------------------------------------------------------------------------------------
Audit and Control                         Attendance fee per meeting (through 09/30/04): 858.61
                                          Attendance fee per meeting (from 10/01/04): 1,250.00
                                          Number of meetings paid: 11
                                          Total received: 38,258.30
-----------------------------------------------------------------------------------------------
Appointments and Compensation and         Attendance fee per meeting (through 09/30/04): 858.61
Best Practice Corporate Governance        Attendance fee per meeting (from 10/01/04): 1,250.00
                                          Number of meetings paid: 9
                                          Total received: 33,889.42
-----------------------------------------------------------------------------------------------
Human Resources and Corporate             Attendance fee per meeting (through 09/30/04): 858.61
Reputation                                Attendance fee per meeting (from 10/01/04): 1,250.00
                                          Number of meetings paid: 5
                                          Total received: 16,161.93
-----------------------------------------------------------------------------------------------
Regulation                                Attendance fee per meeting (through 09/30/04): 858.61
                                          Attendance fee per meeting (from 10/01/04): 1,250.00
                                          Number of meetings paid: 10
                                          Total received: 30,922.20
-----------------------------------------------------------------------------------------------
Service Quality and Commercial Service    Attendance fee per meeting (through 09/30/04): 858.61
                                          Attendance fee per meeting (from 10/01/04): 1,250.00
                                          Number of meetings paid: 5
                                          Total received: 12,727.49
-----------------------------------------------------------------------------------------------
International Matters                     Attendance fee per meeting (through 09/30/04): 858.61
                                          Attendance fee per meeting (from 10/01/04): 1,250.00
                                          Number of meetings paid: 2
                                          Total received: 7,727.49
-----------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

          Executive directors: total amounts received by the executive directors Cesar Alierta Izuel, Antonio J. Alonso Ureba, Luis Lada Diaz, Mario E. Vazquez and Antonio Viana-Baptista taken as a whole for the items indicated below (in euros):

          ---------------------------------------------------
                                                   2004
          ---------------------------------------------------
          Salaries                               3,337,526.82
          Variable compensation                  3,220,738.56
          Compensation in kind                     129,412.46
          Contributions to pension plans            44,500.00
          ---------------------------------------------------

          Additionally, it should be noted that the nonexecutive directors do not receive and did not receive in 2004 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

          The Company does not grant and did not grant in 2004 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefonica as a listed company in that market.

          Lastly, the five Company directors who are members of the Catalonia and Andalusia advisory committees (set up in April and October 2004, respectively) received a total amount of (euro)48,750.00 in 2004.

     b) Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for the account of others

          Pursuant to Article 127 ter. 4 of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Telefonica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Telefonica
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
           Owner                    Investee                         Activity               % of Ownership      Function
------------------------------------------------------------------------------------------------------------------------------------
Isidro Faine Casas             Terra Networks, S.A.               Telecommunications             < 0.01%              -
------------------------------------------------------------------------------------------------------------------------------------
Jose Fernando de Almansa              Lucent                      Telecommunications             < 0.01%              -
 Moreno   - Barreda               Technologies, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Maximino Carpio Garcia         Telefonica Moviles, S.A.           Telecommunications             < 0.01%          Director
------------------------------------------------------------------------------------------------------------------------------------
Miguel Horta e Costa           Portugal Telecom, SGPS, S.A.       Telecommunications             < 0.01%          Executive Chairman
------------------------------------------------------------------------------------------------------------------------------------
Luis Lada Diaz                 Telefonica Moviles S.A.            Telecommunications             < 0.01%          Director
------------------------------------------------------------------------------------------------------------------------------------
                                   Sogecable S.A.                 Television,
                                                                  telecommunications             < 0.01%          Director
                                                                  and audiovisual
                                                                  production services
------------------------------------------------------------------------------------------------------------------------------------
Antonio Massanell Lavilla      Telefonica Moviles S.A.            Telecommunications             < 0.01%          Director
------------------------------------------------------------------------------------------------------------------------------------
Enrique Used Aznar                   Amper, S.A.                  Telecommunications
                                                                  equipment supplier               0.39%          Chairman
------------------------------------------------------------------------------------------------------------------------------------
Antonio Viana Baptista         Portugal Telecom, SGPS, S.A.       Telecommunications             < 0.01%          Director
------------------------------------------------------------------------------------------------------------------------------------
                               PT Multimedia-Servicos de
                               Telecomunicacoes  e
                               Multimedia, SGPS, S.A.                  Internet                  < 0.01%              -
------------------------------------------------------------------------------------------------------------------------------------
                               Telefonica Moviles, S.A.           Telecommunications             < 0.01%          Executive Chairman
------------------------------------------------------------------------------------------------------------------------------------

(1)  If the holding is less than 0.01% of the capital stock, "< 0.01%" is shown.

        Also, pursuant to the aforementioned Law, set forth below are the activities carried on, for their own account or for the account of others, by the various members of the Board of Directors that are identical, or similar or complementary to the activity that constitutes the corporate purpose of Telefonica, S.A.:

------------------------------------------------------------------------------------------------------------------------------------
                                                            Type of Arrangement                                       Positions Held
                                                              under which the           Company through                or Functions
          Name                                                  Activity is            which the Activity              Performed at
                                  Activity Carried On          Carried on (2)             is Carried on                 the Company
------------------------------------------------------------------------------------------------------------------------------------
Jose Antonio Fernandez Rivero   Internet and e-commerce       For account of
                                                                   others             Adquira Espana, S.A.                 Chairman
------------------------------------------------------------------------------------------------------------------------------------
                                 Telecommunications           For account of          Telefonica Moviles, S.A.             Director
                                                                  others
                                ----------------------------------------------------------------------------------------------------
                                 Telecommunications           For account of          Telefonica del Peru, S.A.A.          Director
Jose Fernando de Almansa                                          others
Moreno-Barreda                  ----------------------------------------------------------------------------------------------------
                                 Telecommunications           For account of          Telefonica de Argentina, S.A  .      Director
                                                                  others
                                ----------------------------------------------------------------------------------------------------
                                 Telecommunications           For account of          Telecomunicaciones de Sao            Director
                                                                  others                Paulo, S.A.
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                            Type of Arrangement                                       Positions Held
                                                              under which the           Company through                or Functions
          Name                                                  Activity is            which the Activity              Performed at
                                   Activity Carried On         Carried on (2)             is Carried on                 the Company
------------------------------------------------------------------------------------------------------------------------------------
Jose Fernando de Almansa           Telecommunications         For account of          Telefonica International, S.A.       Director
  Moreno-Barreda                                                  others
------------------------------------------------------------------------------------------------------------------------------------
Maximino Carpio Garcia             Telecommunications         For account of          Abengoa, S.A.                        Member of
                                   equipment supplier             others                                                   Advisory
                                                                                                                           Committee
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Moviles, S.A.             Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------
Alfonso Ferrari Herrero            Telecommunications         For account of          Compania de                          Director
                                                                  others              Telecomunicaciones de
                                                                                      Chile, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica de Peru, S.A.A.           Director
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica International, S.A.       Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------
Miguel Horta e Costa               Telecommunications         For account of          Portugal Telecom, SGPS S.A.          Executive
                                                                  others                                                   Chairman
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          PT Comunicacoes, S.A.                Executive
                                                                  others                                                   Chairman
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          PT Multimedia-Servicos               Chairman
                                                                  others              de Telecomunicacoes e
                                                                                      Multimedia, SGPS, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          PT Moveis-Servicoes de               Chairman
                                                                  others              Telecomunicacoes,
                                                                                      SGPS, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          TMN-Telecomunicacoes                 Chairman
                                                                  others              Moveis Nacionais, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          PT Sistemas de Informacao, S.A.      Chairman
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          PT Corporate-Solucoes                Chairman
                                                                  others              Empresariais de
                                                                                      Telecomunicacoes e
                                                                                      Sistemas, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          PT Compras - Servicos de             Chairman
                                                                  others              Consultoria e
                                                                                      Negociacao, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          PT Investimentos                     Chairman
                                                                  others              Internacionais - Consultoria
                                                                                      Internacional, S.A.
------------------------------------------------------------------------------------------------------------------------------------
Gregorio Villalabeitia Gallarraga  Telecommunications         For account of          Telefonica International, S.A.       Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Moviles, S.A.             Director
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Television,                For account of          Sogecable, S.A.                      Director
Luis Lada Diaz                     telecommunications and         others
                                   audiovisual production
                                   services
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica International, S.A.       Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------
Antonio Massanell Lavilla          Telecommunications         For account of          Telefonica Moviles, S.A.             Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------
Enrique Used Aznar                 Telecommunications         For account of          Amper, S.A.                          Chairman
                                   equipment provider             others
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                            Type of Arrangement                                       Positions Held
                                                              under which the           Company through                or Functions
          Name                                                  Activity is            which the Activity              Performed at
                                   Activity Carried On         Carried on (2)             is Carried on                 the Company
------------------------------------------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telecomunicaciones                 Director
                                                                  others              de Sao Paulo, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica de                      Director
                                                                  others              Peru, S.A.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Terra Networks, S.A.               Director
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Internacional, S.A.     Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------
Mario Eduardo Vazquez              Telecommunications         For account of          Telefonica de Argentina, S.A.       Chairman
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Holding de             ViceChairman
                                                                  others              Argentina, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Compania Internacional            ViceChairman
                                                                  others              de Telecomunicaciones,
                                                                                      S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Moviles                 Chairman
                                                                  others              Argentina, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Comunicaciones          Chairman
                                                                  others              Personales, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Radio Movil Digital                Chairman
                                                                  others              Argentina, S.A.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Radio Servicios S.A.               Chairman
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telinver, S.A.                     Chairman
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Katalyx Argentina, S.A.            Chairman
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Katalyx Food Service               Manager
                                                                  others              Argentina, S.R.L.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Katalyx Cataloguing                Manager
                                                                  others              Argentina, S.R.L.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Katalyx Construction               Manager
                                                                  others              Argentina, S.R.L.
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Katalyx Transportation             Manager
                                                                  others              Argentina, S.R.L.
                                  --------------------------------------------------------------------------------------------------
                                   Internet and e-commerce    For account of          Adquira Argentina, S.A.            Chairman
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Internet and e-commerce    For account of          Terra Networks                    ViceChairman
                                                                  others              Argentina, S.A.
                                  --------------------------------------------------------------------------------------------------

                                   Telecommunications         For account of          Telefonica Data                    Chairman
                                                                  others              Argentina, S.A.
------------------------------------------------------------------------------------------------------------------------------------
Antonio Viana Baptista             Telecommunications         For account of          Telefonica Moviles, S.A.           Executive
                                                                  others                                                 Chairman
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Internacional, S.A.     Director
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica Moviles Espana, S.A.    Director
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Telefonica de Argentina, S.A.      Director
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Brasilcel, N.V.                    Director
                                                                  others
                                  --------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of          Portugal Telecom, SGPS, S.A.       Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                            Type of Arrangement                                       Positions Held
                                                              under which the           Company through                or Functions
          Name                                                  Activity is            which the Activity              Performed at
                                   Activity Carried On         Carried on (2)             is Carried on                 the Company
------------------------------------------------------------------------------------------------------------------------------------
                                   Telecommunications         For account of         Telefonica de Espana, S.A.          Director
                                                                  others
------------------------------------------------------------------------------------------------------------------------------------

(2) Only shown if the activity is carried on as an employee and, therefore, is carried on through a company.

          Pursuant to Article 114.2 of the Spanish Corporations Law, also introduced by Law 26/2003, it is hereby stated that in the fiscal year to which these consolidated financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefonica or any other company in the Telefonica Group other than in the course of the Company's ordinary operations or in conditions other than normal market conditions.

(22) Other information

     a)   Litigation

          Telefonica, S.A. and its Group companies are party to several lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefonica Group is present.

          Based on the reports of counsel engaged to act in the lawsuits of Telefonica, S.A., it is reasonable to consider that the adverse outcome of any of these as yet unresolved lawsuits will not materially affect the Telefonica Group's economic and financial position or solvency. These lawsuits include most notably the following:

          1) A proceeding contesting the resolutions adopted by the Special Stockholders' Meeting of Telefonica, S.A. on February 4, 2000.

               The stockholder Javier Sotos Garcia, who owns 300 shares of the Company, filed a complaint contesting the resolutions adopted by the Special Stockholders' Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

               On May 8, 2003, Court of First Instance no. 33 handed down a judgment wholly dismissing the complaint filed by the plaintiff stockholder, holding that it was inappropriate to rule on the voidness or voidability of the resolutions adopted by the Special Stockholders' Meeting of Telefonica, S.A. on February 4, 2000, and awarding the costs of the proceeding against the plaintiff. On July 26, 2003, an appeal was filed by the latter at the Madrid Provincial Appellate Court. On December 11, 2003, Telefonica, S.A filed a reply brief contesting the appeal. On January 18, 2005, the appeal hearing was held. On February 9, notice was given of the judgment by the Provincial Appellate Court dismissing the appeal filed by Javier Sotos and awarding costs against the appellant. On February 18, notice was given of the filing of a pleading by Javier Sotos Garcia preparing

Telefonica
--------------------------------------------------------------------------------


               an extraordinary appeal against procedural infringements and a cassation appeal against the judgment of the Madrid Provincial Appellate Court on January 24, 2005.

          2) A proceeding contesting certain resolutions adopted by the Annual Stockholders' Meeting of Telefonica, S.A. on June 15, 2001.

               The aforementioned stockholder, Javier Sotos Garcia, also filed a complaint contesting some of the resolutions adopted by the Company's Annual Stockholders' Meeting on June 15, 2001.

               The aforementioned complaint is based on the purported infringement of the contesting stockholder's right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

               On January 23, 2004, the Company was notified that the proceeding had been stayed until such time as either the parties apply for its resumption or the instance lapses.

               Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company.

          3) Complaint filed by IDT against Telefonica, S.A., Terra Networks, S.A. and Lycos, Inc.

               International Discount Telecommunications Corporation (IDT) filed a complaint at the New Jersey State Courts in the U.S. against Telefonica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc.

               This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the purported nonperformance of the obligations under the agreement to terminate the joint venture agreement, on purported fraud and contravention of the legislation governing the purchase and sale of securities (Federal Securities Exchange Act) and, lastly, on purported fraudulent concealment of information.

               The lawsuit is currently for an unspecified amount, without prejudice to the possibility of the claim by the plaintiff for damages being specified and quantified in the course of the proceeding.

               Subsequently, IDT added a new claim to the complaint alleging that Telefonica was liable, as a control person, for the fraud alleged against Terra in its negotiations with IDT that led to the termination agreement. Telefonica has filed objections against this claim.

               The defendants have filed an answer and, in turn, Terra Networks S.A. has filed a counterclaim.

               In October 2002 the New Jersey State Court decided to dismiss the part of the complaint relating to certain purported breaches of the joint venture agreement, which also resulted in the exclusion of Terra Networks, U.S.A., Inc. from the proceeding.

               On July 2, 2003, in light of the evidence taken, Terra Networks, S.A., Lycos, Inc. and Telefonica, S.A. filed pleadings seeking summary trial to determine the claims and have

Telefonica
--------------------------------------------------------------------------------


               others dismissed. In turn, IDT has petitioned to have the counterclaim filed by Terra Networks, S.A. dismissed.

               On September 1, 2004, the Court confirmed the decision in September 2002 granting IDT leave to file a third complaint against Telefonica, S.A.

               Terra Networks, S.A. and Telefonica, S.A. have filed answers refuting the allegations of IDT in the third complaint.

               On September 27, 2004, Telefonica, S.A. filed a motion to have the third complaint declared inadmissible for want of personal jurisdiction. The Court has not yet ruled on the motion.

               On September 30, 2004, the Court ruled on two of the motions filed by the defendants in July 2003. In particular, the Court accepted the motion to have the complaint against Lycos declared inadmissible, but refused the request by Terra for summary trial.

               The Court has not ruled on the other motions filed by Terra.

               Based on the opinion of its legal counsel, the Company considers that it has a sound defense against the claims filed against it and, accordingly, Telefonica is confident that the outcome for Telefonica of the litigation arising from IDT's complaint should not be adverse but, if it were, considers that the economic and financial impact on the Telefonica Group should not be material.

          4)   Sistemas e Instalaciones de Telecomunicacion, S.A.U. (Sintel)

               As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefonica, S.A.

               Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the bodies in the bankruptcy sent Telefonica a payment demand for
               (euro)22.87 million, which represented the total amount paid by Sintel, since they considered null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of (euro)21.35 million was recognized by reason of the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor for the fulfillment of these payment obligations.

               Telefonica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed another complaint to the contrary, proposing that the effects of the bankruptcy be backdated to the date of the sale of the shares of Sintel (April 1996).

               The arrangement proposed by the bankrupt company and approved by the Court was the subject of an appeal to a superior court.

Telefonica
--------------------------------------------------------------------------------


               On June 14, 2004, an order was made dismissing all of the appeals filed and confirming the order approving the bankruptcy arrangement. An appeal was filed against this order and has been dismissed by the Supreme Court, thus making the bankruptcy arrangement final.

               The two criminal proceedings are as follows:

               "Abbreviated" proceeding no. 273/2001, in relation to which, on September 24, 2002, Telefonica, S.A. and Telefonica de Espana, S.A. appeared before Central Examining Court no. 1 filing a civil suit as parties suffering loss against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

               Preliminary proceeding no. 362/2002, which was commenced on October 23, 2002, by Central Examining Court no. 1 for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price. This preliminary proceeding has been joined to proceeding no. 273/2001. In April 2004, the motion filed by counsel for Telefonica, S.A. to have the case dismissed on the ground that the investigation should have continued was rejected. However, it must be stressed that no charges have been pressed to date, and the claim in the expanded criminal complaint that led to this proceeding has been expressly dismissed.

               On June 29, 2004, notice was given of a pleading filed by counsel for the former employees of Sintel seeking to further expand the criminal complaint to include, this time, the existence of an offense of criminal insolvency purportedly committed in the sale of Sintel to Mastec Internacional, Inc. in April 1996. On July 4 and August 5, 2004, Telefonica, S.A. filed submissions seeking to have the aforementioned pleading declared inadmissible, although the judge has not yet granted leave to expand the criminal complaint.

          5) Collective lawsuits filed by stockholders of Terra in the U.S., in connection with the tender offer by Telefonica, S.A. for Terra Networks, S.A.

               On May 29, 2003, two class actions were filed at the Supreme Court of New York State by stockholders of Terra Networks, S.A. against Telefonica, S.A., Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A.

               These actions are founded mainly on the claim that the price offered to the stockholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the shares of that company, and seek to not have the tender offer approved or, alternatively, to have damages awarded to them.

               It should be noted that since the filing of the complaints, the related proceedings have remained inactive.

               Based on the opinion of its legal counsel, the Company considers that it has a sound defense against both the form and the substance of the claims filed against it and, accordingly, is confident that the outcome of the litigation should not be adverse for Telefonica.

Telefonica
--------------------------------------------------------------------------------


          6) Appeal for judicial review no. 6/461/03 filed at the National Appellate Court by the World Association of Stockholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission (CNMV) to authorize the tender offer by Telefonica, S.A. for Terra Networks, S.A.

               ACCTER filed an appeal for judicial review against the decision of the CNMV to authorize the tender offer made to Terra Networks, S.A. stockholders on June 19, 2003.

               Telefonica, S.A. has filed an application, admitted for consideration, to appear in the proceeding as an intervening nonparty to defend the lawfulness of the decision by the CNMV.

               In turn, the National Appellate Court has rejected the appellant's request for an ex parte or inter partes injunctive stay of the aforementioned decision.

               ACCTER filed a complaint for judicial review, and Telefonica, S.A. and the Government Legal Service filed their answers.

               At present, the proceeding is ready for the rendering of judgment.

               Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned proceeding will be satisfactory for the Company.

          7)   Claim at the ICSID

               As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefonica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine Government, were affected appreciably, since the Law renders ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The Law also provides that prices and rates resulting from such clauses are denominated in pesos at an exchange rate of one peso ($ 1) to one U.S. dollar (US$ 1).

               Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefonica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On July 6, 2004, the first hearing at the ICSID took place in Washington and a 90-day stay was ordered in an attempt to reach a settlement. Following the expiration of the stay without any such settlement having been achieved, on December 6, 2004, Telefonica filed the "memorial" or claim with the ICSID together with the initial supporting testimonies.

Telefonica
--------------------------------------------------------------------------------

          b)   Commitments

               Strategic alliance between Telefonica and Terra

               On February 12, 2003, Telefonica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos Inc. by Terra Networks, S.A., Telefonica, S.A. undertook to commission from Terra the portion of the advertising services committed by Bertelsmann AG that the latter did not commission from Terra Networks, S.A., up to a maximum amount of US$ 675 million).

               Additionally, on February 12, 2003, Telefonica, S.A., Terra Networks, S.A., Lycos Inc. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

               The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

               The main features of this Framework Strategic Alliance Agreement are summarized as follows:

               1.   Strengthening of the Terra Lycos Group as:

                    The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefonica Group companies' connectivity and ISP services.

                    Preferential provider of consulting, management and maintenance services for the country portals of the Telefonica Group companies.

                    Exclusive provider of Telefonica Group employee on-line training services.

                    Preferential provider of on-line integral marketing services with the Telefonica Group companies.

               2. Guaranteed minimum volume of acquisitions of Terra Group on-line advertising space by Telefonica Group companies.

               3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Group companies from Telefonica Group companies under the legally permitted most-favored-customer conditions.

               4. Outsourcing by Terra Group companies to Telefonica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

Telefonica
--------------------------------------------------------------------------------


               5. Exclusive acquisition by Terra Group companies from Telefonica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

               The Framework Strategic Alliance Agreement guarantees the generation for the Terra Group of a minimum annual amount throughout the term of the Agreement of (euro)78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith. In compliance with the terms of the aforementioned Framework Agreement, the minimum annual amount was generated for the Terra Group in 2003 and 2004.

          Agreements with Portugal Telecom (Brazil)

          On January 23, 2001, Telefonica, S.A. and its subsidiary Telefonica Moviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all their wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

          On October 17, 2002, Telefonica Moviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders' Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two Groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

          In accordance with the aforementioned definitive agreements, Telefonica Moviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the Group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefonica Moviles, S.A., which would be obliged to buy (directly or through another company), all the Portugal Telecom Group's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefonica Moviles' choice, in (i) cash, (ii) Telefonica Moviles S.A. shares and/or Telefonica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period,

Telefonica
--------------------------------------------------------------------------------


          provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

          Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefonica Moviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefonica, S.A., at Telefonica Moviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefonica Moviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Moveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

          Agreements for the acquisition of Pegaso (Mexico)

          In accordance with the agreements entered into by Telefonica Moviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefonica Moviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

          Also, in compliance with the agreements adopted on that date, Telefonica Moviles, S.A. and the Burillo group, which owned 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefonica Moviles Mexico, S.A. de C.V. Telefonica Moviles, S.A. also contributed to this new company the companies which it owned in northern Mexico. After these contributions, Telefonica Moviles, S.A. had a 92% holding in the new company.

          Under the agreements entered into, the Burillo group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefonica Moviles Mexico, S.A. de C.V. The Burillo group can exercise its put option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo group did not exercise its put option, Telefonica Moviles could exercise its purchase option on the shares of the company owned by the Burillo group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo group's original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefonica Moviles' choice, in cash, in shares of Telefonica Moviles or a combination of the two.

          Also, under the stockholders' agreement entered into the Burillo group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of

Telefonica
--------------------------------------------------------------------------------


          bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo group and mergers or corporate reorganizations which do not afford the Burillo group the opportunity to maintain a given percentage of ownership.

          Newcomm Wireless Services, Inc. (Puerto Rico).

          On September 29, 2003, Telefonica Moviles, S.A. arranged a counterguarantee for Telefonica Internacional, S.A. for the obligation of Telefonica Moviles Puerto Rico (a subsidiary of Telefonica Moviles) regarding a loan of US$ 11 million granted by Banco Santander de Puerto Rico. On January 11, 2005, Telefonica Moviles Puerto Rico repaid the principal and paid the interest outstanding on the aforementioned loan, and the guarantee provided by Telefonica Internacional, S.A. and, consequently, the counterguarantee of Telefonica Moviles, were released from that date.

          On December 23, 2003, Telefonica Moviles, S.A. arranged a counterguarantee for Telefonica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a bridge loan of US$ 61 million granted by ABN AMRO which matures on June 30, 2005. These guarantees are deemed to be recoverable on the basis of the company's business plan and of their seniority for credit ranking purposes with respect to capital stock.

          Medi Telecom (Morocco)

          Telefonica Moviles Espana S.A. (Sole-Stockholder Company), as a stockholder of Medi Telecom, signed a "Stockholders' Support Agreement" together with Portugal Telecom and the BMCE Group. This commitment requires the signatories to jointly and severally provide up to (euro)210 million of financial assistance to Medi Telecom in the event of noncompliance with financial clauses or a shortfall in funds at Medi Telecom that would prevent it from meeting its debt servicing obligations. If Medi Telecom obtains a specific level of operating income before depreciation and amortization during a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will automatically be cancelled.

          As a result of the most recent loans and capital increases subscribed by, inter alia, Telefonica Moviles Espana, S.A. (sole-Stockholder Company), the aforementioned commitment between the latter, Portugal Telecom and the BMCE Group was reduced to (euro)118.3 million as of December 31, 2004.


          Guarantees provided for Ipse 2000 (Italy)

          The Telefonica Group has provided for the Italian company Ipse 2000 S.p.A. (the awardee of an UMTS license in Italy, in which it owns an indirect holding through Telefonica Moviles, S.A. and Telefonica DataCorp, S.A.U.), guarantees securing financial transactions, mainly its financing commitments relating to the amounts payable to the Italian State in connection with the grant of the license amounting to
          (euro)483.93 million.

          On December 27, 2002, Telefonica Moviles, S.A. arranged a counterguarantee for Telefonica, S.A., which in turn was counterguaranteed by Telefonica Moviles Espana, S.A.U., whereby, under certain terms and conditions, Telefonica Moviles, S.A. undertakes vis-a-vis Telefonica, S.A. to pay for 91.79% of the amounts to be legally, contractually or judicially paid by the latter in connection with the guarantee that Telefonica, S.A. (jointly

Telefonica
--------------------------------------------------------------------------------


          with other strategic partners of Ipse 2000, S.p.A.) provided to certain banks, which in turn provided a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license. Payment of the deferred amount for the base license ((euro)16.01 million) was completed as of November 31, 2004. In order to avoid execution of the guarantee by the Italian Government and subject to the resolution of the litigation in progress, in addition to and together with the payment of the base license price, IPSE 2000, S.p.A. paid (euro)104.32 million as part of the installment outstanding in connection with the deferred payment of the additional 5 MHz spectrum which was granted to ISPE 2000, S.p.A. by the Italian Government for a total amount of (euro)826.33 million. This additional 5MHz spectrum was returned by IPSE 2000, S.p.A. There is currently a dispute between this company and the Italian Government in connection with the validity of this return.

          On October 25, 2000, Ipse 2000, S.p.A. signed an agreement with Ferrovie dello Stato, S.p.A., an Italian railroad company, whereby Ipse 2000, S.p.A. was granted certain access and use rights on certain specific sites owned by the railroad company. Telefonica, S.A. provided a guarantee of up to (euro)48.2 million to secure the amounts owed under this agreement. On November 28, 2003, Ipse 2000, S.p.A. notified its decision to terminate the agreement with Ferrovie dello Stato, S.p.A. on the grounds that the agreement was a lease agreement subject to unilateral termination in the event of exceptional circumstances. Since Ferrovie dello Stato, S.p.A. rejected these grounds, arbitration proceedings have been initiated to resolve the dispute as stipulated in the agreement.

          Atento

          Within the framework of the strategic agreement entered into on February 11, 2000, by Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and Telefonica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefonica Group subsidiary, of the BBVA Group's Spanish and international contact center business.

          The transaction agreed on consisted of the initial contribution by Telefonica S.A. of all its contact center business to a newly-formed subsidiary (Atento N.V.) and the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through the contribution of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A., which entailed the transfer to Atento of the BBVA Group's Spanish and international contact center business.

          The transaction also envisaged the signing of various specific agreements for the provision to the BBVA Group by Atento of contact center services in Spain and Portugal and in several Latin American countries.

          Atento N.V. was incorporated on May 13, 2002. All Telefonica, S.A.'s contact center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section have not yet been made.

          On October 24, 2003, BBVA, Telefonica, S.A. and Atento N.V. entered into an Agreement establishing the terms and conditions under which BBVA, through General de Participaciones Empresariales, S.L. (GPE) became a stockholder of Atento N.V. by contributing all the shares of Procesos Operativos, S.A. As a result of the performance of

Telefonica
--------------------------------------------------------------------------------


          this Agreement, Telefonica, S.A. currently owns shares representing 91.35% of the capital stock of Atento N.V., and GPE (a BBVA Group company) owns the remaining 8.65%.

          Subsequently, on December 1, 2003, the Atento Group company Atento Teleservicios Espana, S.A. acquired all the shares of Leader Line, S.A.

          On November 27, 2003, BBVA and Atento N.V. entered into a framework contract for services, with a term of four years, establishing the terms under which Atento N.V. and its subsidiaries will provide contact center activities and services to the BBVA Group.

          At the same time as the aforementioned acquisition of Leader Line, S.A., Telefonica and GPE entered into a put option contract whereby GPE has the right to sell to Telefonica, which will be obliged to buy, all the shares of Atento N.V. that GPE owns at the time the option is exercised.

          Commitments in relation to Sogecable

          As a result of the agreements dated May 8, 2002 and January 29, 2003, between Telefonica, S.A., Telefonica de Contenidos, S.A.U. and Sogecable, S.A., relating to the merger of Via Digital into Sogecable, on August 7, 2003, Telefonica de Contenidos acquired a commitment to contribute funds up to a maximum of (euro)45.28 million to offset Sogecable's cash deficit if it is unable to repay any amount owed under a syndicated loan and credit facility granted to Sogecable on August 7, 2003, by several financial institutions. This guarantee to contribute funds to cover possible cash deficits at Sogecable expires on June 30, 2005, the date on which it is estimated that the restructuring process brought about by the merger of the digital platforms will have been completed.

          Also, on August 7, 2003, Telefonica de Contenidos, S.A.U. acquired a commitment, up to a maximum of (euro)80 million, to guarantee compliance with the payment obligations arising for Sogecable under the aforementioned syndicated loan and credit facility, or to indemnify the syndicate of banks and savings banks up to the same amount against the damage and loss that the syndicate may suffer if any of Sogecable's obligations in relation to the contract were to be rendered null, void or ineffective for Sogecable.

          In any case, the maximum amount guaranteed by Telefonica de Contenidos, S.A.U. in relation to the aforementioned syndicated loan and credit facility granted to Sogecable may not exceed (euro)80 million, and the guarantee will be reduced in proportion to the voluntary or mandatory early repayments that take place during the term of the related agreement, which ends on December 31, 2010.

          Telefonica, S.A. and Telefonica de Contenidos, S.A.U. have stated that they currently plan not to dispose of this holding for at least three years from the exchange date.

          Commitments relating to audiovisual content (Telefonica de Contenidos)

          As of December 31, 2004, Telefonica de Contenidos had the following commitments relating to sports rights:

          1. In December 2004, Canal Satelite Digital, S.A. gave its approval to allow Telefonica de Contenidos to broadcast on a non-exclusive basis under the pay-per-view (PPV) system the signal for the soccer games of the First and Second Divisions of the

Telefonica
--------------------------------------------------------------------------------


               Spanish National Soccer League and of the Spanish Knock-out Cup (Copa de S.M. El Rey) (except for the final) produced by Audiovisual Sport, from January 1, 2005, at current market prices for this type of content and for a period that will depend on the soccer seasons for which the content provider will be able to renew the current agreements with the soccer clubs.

          2. Also in December 2004, an agreement was entered into with Audiovisual Sport for the latter to provide the broadcast signal to Telefonica de Contenidos and/or the Telefonica Group companies to which Telefonica de Contenidos assigns the signal, for the soccer games specified in the agreement with Canal Satelite Digital, at current market prices for this type of content for each soccer game, with guaranteed minimum payments per season to Audiovisual Sport from January 1, 2005, and for a period that will depend on the soccer seasons for which the content provider will be able to renew the current agreements with the soccer clubs.

          Terra Networks, S.A. - BBVA (Uno-e Bank, S.A.)

          By virtue of the agreements entered into in February 2000 by Telefonica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for (euro)160.43 million.

          On May 15, 2002, Terra Networks, S.A. and BBVA entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Credito, S.A. (a wholly-owned subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. After the integration had taken place, Terra Networks, S.A.'s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

          On that same date (May 15, 2002), BBVA and Terra Networks, S.A. entered into a liquidity agreement in which they established certain liquidity mechanisms (call and put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A., which would be modified if a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A., to the effect that BBVA would lose its call option and Terra Networks, S.A. would retain its put option, but only at the market value as determined by an investment bank.

          On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction. After the integration had taken place, Terra Networks, S.A.'s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

          On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that replaced that dated May 15, 2002, when the aforementioned integration took place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.'s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30,

Telefonica
--------------------------------------------------------------------------------


          2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the P/E ratio of BBVA, multiplied by the percentage of ownership held by Terra Networks, S.A. that it is intended to sell as of that date.

          Also, the exercise price of the aforementioned option may not be lower than (euro)148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006 in the above-mentioned liquidity agreement.

          In accordance with the terms of the aforementioned agreement dated January 10, 2003, once the relevant authorizations had been obtained, on April 23, 2003, the Special Stockholders' Meeting of Uno-e Bank, S.A. approved a capital increase at Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Credito, S.A., through the nonmonetary contribution of the consumer finance business line of the latter, whose Special Stockholders' Meeting held on the same date approved the contribution and the subscription in full of the capital increase.

          This capital increase led to the integration of the consumer finance business line of Finanzia Banco de Credito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. in Uno-eBank, S.A. are 67% and 33%, respectively.

          Other commitments in the form of performance bonds for concessions or licenses

          1. Telefonica Moviles Espana, S.A.U., a subsidiary of Telefonica Moviles, S.A., which is in turn a subsidiary of Telefonica, S.A., provided certain financial guarantees to the Spanish State amounting to (euro)1,100 million, in relation to the grant to Telefonica Moviles Espana, S.A.U. of a UMTS license in Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

               Telefonica Moviles Espana, S.A.U. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, as a result of which the 71 guarantees in force at that date amounting to (euro)630.9 million that were securing the commitments assumed under the UMTS license were returned to Telefonica Moviles Espana, S.A.U., after the latter had arranged, in the same month, a guarantee of (euro)167.5 million with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September 2003, Telefonica Moviles Espana, S.A.U. cancelled the returned guarantees at the respective banks.

               On June 23, 2004, the Ministry of Industry, Tourism and Commerce issued an order authorizing the change in the commitments assumed by Telefonica Moviles Espana, S.A.U. in connection with the operation of the third-generation wireless telecommunications
               (UMTS) service. Under this Order the requests filed by Telefonica Moviles Espana, S.A.U. in this respect were upheld, compliance with certain commitments was reinterpreted and other commitments were eliminated for the benefit of public interest.

Telefonica
--------------------------------------------------------------------------------


               As a result of this change, the amount to be guaranteed by Telefonica Moviles Espana, S.A.U. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to (euro)157.5 million. The guarantee therefore amounted to (euro)157.5 million as of December 31, 2004.

          2. Telefonica Moviles, S.A. is backing the commitments assumed by Grupo de Telecomunicaciones Mexicanos, S.A. de C.V. (GTM) to the regulator, COFETEL for the long-distance national license it has obtained. The maximum amount of this support is MXP 124.15 million. As of the date of preparation of these consolidated financial statements no disbursements had been made in this connection.

          3. In 1999 Telefonica de Argentina, S.A. provided guarantees for the promissory notes amounting to US$ 22.5 million provided by Telefonica Comunicaciones Personales, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for areas I and
               III. Also, Telefonica de Argentina, S.A. jointly and severally guaranteed, with Telecom Argentina Stet-France Telecom, S.A., the promissory notes amounting to ARP 45 million provided jointly by Telefonica Comunicaciones Personales, S.A. and Telecom Personal, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for area II. These guarantees are still in force, pending verification by the Regulatory Authority of the fulfillment of the PCS network coverage obligations secured by these guarantees. In 2003 the Regulatory Authority verified substantially all the coverage obligations in areas I and III, leaving only the cities of La Rioja, Cordoba and Catamarca. The Regulatory Authority completed the verification of the PCS network coverage obligations in the aforementioned cities and in area II in 2004. The Regulatory Authority must now decide the return of the guarantees.

          Telefonica, S.A. and those of its subsidiaries which head subgroups perform, as holding companies, various equity investment purchase and sale transactions in the course of their business activities, in which it is standard practice to receive or provide guarantees regarding the nonexistence of liabilities, contingencies, etc. in the investments forming the subject matter of the related transactions.

          The contingencies arising from the commitments described above were evaluated when the consolidated financial statements as of December 31, 2004, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

     c)   Regulatory matters

          On April 1, 2004, the Spanish Antitrust Agency ("the TDC") rendered a decision finding that Telefonica de Espana had engaged in conduct restricting competition and abused its dominant position.

          On April 16, 2004, the Company filed an appeal for judicial review contesting the decision of the TDC which, inter alia, had imposed a
          (euro)57 million fine on Telefonica de Espana.

          The appeal is being heard by Panel 6 of the Judicial Review Chamber of the National Appellate Court (appeal no. 162/2004). The appeal, which was filed on April 16,

Telefonica
--------------------------------------------------------------------------------


          2004, included a motion to stay the execution of certain sections of the decision of April 1, 2004, including the section relating to the imposition of the fine.

          In an Order of June 29, 2004, the Chamber granted an injunctive stay of execution of the fine, subject to the posting of a bond in the same amount. Accordingly, execution of the fine is currently stayed.

          Based on the opinion expressed by its external advisers, the Company considers that there are strong factual and legal arguments that could lead to the appeal being upheld in whole or in part.

     d)   Environmental matters

          The Telefonica Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. In 2004 it incurred expenses and made investments for scantly material amounts which were recorded in the consolidated statement of income and the consolidated balance sheet, respectively.

          As regards the current systems implemented by the Group to reduce the environmental impact of its facilities, several projects were initiated the cost of which was included in the cost of the facilities in which they are located.

          As regards possible environmental contingencies, there are sufficient internal control mechanisms, which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

     e)   Fees paid to auditors

          The fees paid to the various member firms of the Deloitte Touche Tohmatsu international organization, to which Deloitte, S.L. (the auditors of the Telefonica Group) belongs, amounted to (euro)12.53 million in 2004 and (euro)14.82 million in 2003.

          The detail of the foregoing amounts is as follows:

                                                   --------------------
                                                     Millions of Euros
                                                   --------------------
                                                   2004           2003
          -------------------------------------------------------------
          Audit of financial statements            8.56           7.48
          Other audit services                     2.95           2.90
          Non-attest work                          1.02           4.44
          -------------------------------------------------------------
          TOTAL                                   12.53          14.82
          -------------------------------------------------------------

          The fees paid to other auditors in 2004 and 2003 amounted to
          (euro)11.20 million and (euro)7.78 million, respectively, the detail being as follows:

Telefonica
--------------------------------------------------------------------------------

                                                   ---------------------
                                                     Millions of Euros
                                                   ---------------------
                                                   2004             2003
          --------------------------------------------------------------
          Audit of financial statements            2.55             2.10
          Other audit services                     0.23             2.05
          Non-attest work                          8.42             3.63
          --------------------------------------------------------------
          TOTAL                                   11.20             7.78
          --------------------------------------------------------------

          These fees include the amounts paid in connection with the fully and proportionally consolidated Spanish and foreign Telefonica Group companies. In this connection, they include (euro)0.61 million in 2004 and (euro)0.95 million in 2003 relating to 50% of the fees for the proportionally consolidated companies (Deloitte Touche Tohmatsu, (euro)0.61 million in 2004 and (euro)0.70 million in 2003; other auditors, (euro)0.25 million in 2003).

f)        Adoption of International Financial Reporting Standards - IFRS

          Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005, in conformity with the International Financial Reporting Standards (IFRS) previously adopted by the European Union. In conformity with this Regulation, the Group will have to present its consolidated financial statements for 2005 in accordance with the IFRS adopted by the European Union.

          Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, although the first consolidated financial statements prepared in accordance with IFRS will, in the case of the Group, be those for the year ending December 31, 2005, it will be necessary to include, for comparison purposes, the figures for the preceding year
          (2004) prepared on a basis consistent with that used to calculate the figures for 2005. Accordingly, an opening balance sheet will have to be prepared as of the date of transition to IFRS accounting methods (January 1, 2004, in the case of the Group), also in accordance with the IFRS in force as of December 31, 2005.

          In order to meet the obligation imposed by Regulation (EC) no. 1606/2002, the Group has established a plan for the transition to IFRS that includes, inter alia, the following steps:

          1. Analysis of the differences between the methods provided for in the National Chart of Accounts in force in Spain and related implementing rules, and in IFRS.

          2. Selection of the methods to be used in cases or areas in which IFRS permit alternative accounting treatments to be applied.

          3. Assessment and determination of the appropriate changes to or adaptations of the operating procedures and systems used for compiling and providing the information required in order to prepare the consolidated financial statements.

          4. Preparation of the opening consolidated financial statements, as of the transition date, in accordance with IFRS.

Telefonica
--------------------------------------------------------------------------------

          The Group commenced to implement the plan for the transition to IFRS in 2003 and the stage of completion is currently as planned for the adaptation to be completed in 2005.

(23) SUBSEQUENT EVENTS

     In the period from December 31, 2004, through the date of preparation of these consolidated financial statements the following events worthy of mention took place at the Telefonica Group:

     BellSouth

     The acquisition of all the shares owned by BellSouth in the Chilean and Argentine operators was performed on January 7 and January 11, 2005, thus completing the purchase of the Latin American operators from BellSouth.

     The acquisition of BellSouth's Chilean operators was formalized on January 7, 2005. The corporate value of these companies under the share purchase agreement dated March 5, 2004, amounted to $531.89 million. As a result of the company's net debt at the time of acquisition, the final purchase price was $405.50 million.

     The acquisition of the Argentine companies which belonged to the BellSouth group was formalized on January 11, 2005. The agreed-upon corporate value of these companies amounted to $988.36 million and the price finally paid, after deducting the company's net debt, was $673.54 million.

     The agreement entered into with BellSouth stipulates that, after the acquisition of these companies, Telefonica Moviles will perform various procedures to validate their cash and debt. If as a result of these procedures the debt and cash figures used in the calculation of the final share price at the closing date were found to be inaccurate, the purchase price could be increased or reduced in order to reflect the difference disclosed. Accordingly, the acquisition price might be adjusted slightly upwards or downwards as a result of the cash and debt audit currently under way.

     Restructuring of Telefonica Holding de Argentina, S.A.'s debt

     Telefonica Holding de Argentina S.A. has a debt to its majority stockholder, Telefonica Internacional, S.A., amounting to $616 million of principal and interest. Telefonica Internacional, S.A. has stated its intention to partially convert this loan into equity through a capital increase for an amount equal to the principal and related interest accrued through the date of the Stockholders' Meeting, translated to Argentine pesos at the closing buying exchange rate of Banco de la Nacion Argentina on the business day immediately preceding the date of the aforementioned Stockholders' Meeting (i.e. an amount of up to ARP 2,046 million), and through the issuance at par of common registered class B shares of ARP 1 par value each, carrying one voting right each, for the same amount as the amount to be converted into equity. These shares will have the same dividend rights as the other shares outstanding at the issue date. Accordingly, the Board of Directors of Telefonica Holding de Argentina, S.A. resolved to hold a Special Stockholders' Meeting on February 15, 2005, to adopt a resolution on the aforementioned capital increase, which was approved at that Meeting.

     Capital increase at Telesp Celular Participacoes (TCP).

     On October 8, 2004, TCP resolved to increase capital by approximately 2.05 million reais. Following this capital increase, which was completed on January 4, 2005, and was fully subscribed, Brasilcel increased its ownership interest from 65.12% to 65.70%.

     Assignment of debt owed by Telinver S.A.

     On January 3, 2005, Telinver S.A. entered into an assignment agreement with Telefonica Internacional S.A. and Telefonica de Argentina S.A. whereby Telinver, S.A. assigned its debt payable to Telefonica Internacional S.A.U. to Telefonica de Argentina S.A., which now has a claim on Telinver, S.A. as a consideration for the assigned debt. Telefonica de Argentina, S.A. has stated its intention to convert a portion of this claim into equity for the purpose of balancing the net worth position of Telinver, S.A.

     MTN Program for the issuance of debt instruments (Telefonica Emisiones, S.A.U.)

     Telefonica Emisiones, S.A.U., a subsidiary of Telefonica, S.A., has launched a program for the issuance of debt instruments ("the Program") for up to a total of (euro)15,000 million. The related Prospectus was filed with the UK Listing Authority for which purpose the Dealership Agreement, the Issue and Paying Agency Agreement, the Deed of Covenant, the Deed of Guarantee and the Master Global Notes were formalized on February 4, 2005.

     Under the Deed of Guarantee, the issues of debt instruments to be made by Telefonica Emisiones, S.A.U. under the aforementioned Program shall be irrevocably and unconditionally guaranteed by Telefonica, S.A.; all in conformity with the resolutions adopted by Telefonica, S.A.'s Standing Committee at its meeting on December 22, 2004.


     Merger by absorption of Terra Networks, S.A. into Telefonica, S.A.

     On February 9, 2005, Telefonica, S.A.'s Standing Committee resolved to propose to Terra Networks, S.A. the commencement of negotiations for the eventual merger of the two companies.

     The Boards of Directors of Telefonica, S.A. and Terra Networks, S.A. resolved at their respective meetings held on February 23, 2005, to approve a plan for the merger by absorption of Terra Networks, S.A. into Telefonica, S.A. through the dissolution of the former and the transfer en bloc of all its assets and liabilities to the latter, which will acquire, by way of universal succession, all the rights and obligations of Terra Networks, S.A. The exchange ratio for the shares of the companies to be merged was determined on the basis of the actual net asset value of Telefonica, S.A. and Terra Networks, S.A. and will be as follows: 2 shares of Telefonica, S.A. of (euro)1 par value each, for 9 shares of Terra Networks, S.A. of (euro)2 par value each. The merger plan will be submitted for approval by the respective Stockholders' Meetings.

     Interim dividend out of 2004 income

     In accordance with the shareholder return policy approved by the Company's Board of Directors, and in conformity with the resolution adopted by the Board on January 26, 2005, on February 23, 2005, the Board of Directors of Telefonica, S.A., on the basis of the financial information furnished to it, resolved, pursuant to Article 216 of the Spanish Corporations Law currently in force, to distribute a fixed interim dividend out of 2004 income of (euro)0.23 gross per share for the Company's outstanding shares carrying dividend rights, up to a maximum total amount of (euro)1,139.86 million. This interim dividend will be paid on May 13, 2005.

Telefonica
--------------------------------------------------------------------------------

ACCOUNTING STATEMENT SUPPORTING THE DISTRIBUTION OF THE INTERIM DIVIDEND:

------------------------------------------------------------------------------
                                                             Millions of Euros
------------------------------------------------------------------------------
Income from January 1, 2004, through                               1,301.40
  December 31, 2004
Mandatory appropriations to reserves                                (130.14)
Distributable income                                               1,171.26
Proposed interim dividend (maximum amount)                         1,139.86
------------------------------------------------------------------------------


CASH POSITION:

As shown in the financial statements for 2004, prepared by the Board of Directors on February 23, 2005, on December 31, 2004, there was sufficient liquidity for the distribution of dividends. This liquidity also existed as of January 31, 2005, as evidenced by the following statement of liquidity:

------------------------------------------------------------------------------
Funds available for distribution                             Millions of Euros
------------------------------------------------------------------------------
Cash                                                                  31.04
Unused credit facilities                                           6,836.06
Proposed interim dividend (maximum amount)                        (1,139.86)
Difference                                                         5,727.24
------------------------------------------------------------------------------


Dividend with a charge to additional paid-in capital

Also, in conformity with the resolution adopted by the Board of Directors on January 26, 2005, the Company's Board resolved to propose to the next Stockholders' Meeting that a fixed cash dividend of (euro)0.27 per share be distributed with a charge to additional paid-in capital. This dividend will be paid, subject to approval by the aforementioned Stockholders' Meeting and as announced by the Company, on November 11, 2005.

Telefonica
--------------------------------------------------------------------------------


(24) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

------------------------------------------------------------------------------------------------------------------------------------
   APPLICATION OF FUNDS                 12/31/04     12/31/03                      SOURCE OF FUNDS            12/31/04     12/31/03
------------------------------------------------------------------------------------------------------------------------------------
Funds applied in operations                                -      Funds obtained from operations             11,633.24    10,635.10

Start-up and debt arrangement
  expenses                                58.59       144.99

Fixed asset additions                                             Stockholder contributions
a) Intangible assets                     594.09       809.88      a)  Capital increase                               -            -
b) Property, plant and equipment       3,172.33     2,973.30      b)  Additional paid-in capital                     -            -
c) Long-term investments               3,948.60     4,322.56      c)  Minority interests                          5.60       301.99

Deferred tax assets                      716.01            -      Deferred tax assets                                -       818.90
                                                                  Deferred revenues                              88.55         1.81
Dividends                              3,268.05     2,070.18
                                                                  Long-term deferred tax liabilities                              -

                                                                  Long-term debt                              2,697.17     3,783.76

Repayment or transfer to short term                               Fixed asset disposals
  of long-term debt                    5,792.81     5,166.77      a)   Intangible assets                         15.00       108.86
                                                                  b)   Property, plant and equipment            158.08       535.50
Provisions                             1,119.59     1,897.95      c)   Long-term investments                    767.40     1,944.42

Other funds applied                       15.45      213.48
                                                                  Transfer to short term of long-term loans      80.54     1,783.38


Decrease in working capital due to                                Increase in working capital due to
 disposal of equity investments           25.19            -        disposal of equity investments                   -       100.39

Decrease in working capital due                                   Increase in working capital due to
 to inclusion of subsidiaries            464.60            -        inclusion of subsidiaries                        -        46.10


Variation in working capital due                                  Variation in working capital due to
 to translation differences                           581.25        translation differences                     224.31            -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL FUNDS APPLIED                   18,549.27    18,806.40      TOTAL FUNDS OBTAINED                        15,69.89    20,060.21
------------------------------------------------------------------------------------------------------------------------------------
FUNDS OBTAINED IN EXCESS OF FUNDS                                 FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED
  APPLIED (INCREASE IN WORKING CAPITAL)       -     1,253.81        (DECREASE IN WORKING CAPITAL)             2,879.38            -
------------------------------------------------------------------------------------------------------------------------------------
                                      18,549.27    20,060.21                                                 18,549.27    20,060.21
                                      ----------------------                                                 ----------------------

                       VARIACIONES DEL CAPITAL CIRCULANTE

------------------------------------------------------------------------------------------------------------------------------------
INCREASE IN WORKING CAPITAL            12/31/04     12/31/03        DECREASE IN WORKING CAPITAL               31-12-04     31-12-03
------------------------------------------------------------------------------------------------------------------------------------
Due from stockholders for
  capital calls                               -            -    Due from stockholders for capital calls              -            -
Inventories                              268.64            -    Inventories                                          -        48.86
Accounts receivable                      717.53       189.12    Accounts receivable                                  -            -
Accounts payable                              -       693.06    Accounts payable                              5,391.85            -
Short-term investments                 1,119.77       622.67    Short-term investments                               -            -
Cash                                     518.60            -    Cash                                                 -       207.49
Accrual accounts                          10.05         5.31    Accrual accounts                                122.12            -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                  2,634.59     1,510.16    TOTAL                                         5,513.97       256.35
------------------------------------------------------------------------------------------------------------------------------------
VARIATION IN WORKING CAPITAL           2,879.38            -    VARIATION IN WORKING CAPITAL                               1,253.81
------------------------------------------------------------------------------------------------------------------------------------
                                       5,513.97     1,510.16                                                  5,513.97     1,510.16
                                       ---------------------                                                  ---------------------

Telefonica
--------------------------------------------------------------------------------


The reconciliation of the balances of the consolidated statements of income to the funds obtained from operations is as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                                              Millions of Euros
                                                                              ---------------------------------------------
                                                                                      12/31/04                    12/31/03
---------------------------------------------------------------------------------------------------------------------------
Income                                                                                2,877.29                    2,203.58
Income attributable to minority interests                                               384.05                      245.49
Income of associated companies                                                           56.11                      212.58
--------------------------------------------------------------------------------------------------------------------------
                                                                                      3,317.45                    2,661.65
--------------------------------------------------------------------------------------------------------------------------

Add:

Dividends of companies accounted for by the equity method                                71.24                           -
Depreciation and amortization expense                                                 5,968.17                    6,283.70
Provisions for property, plant and equipment                                             27.29                       35.69
Amortization of debt arrangement expenses                                                39.71                       41.70
Amortization of consolidation goodwill                                                  432.59                      442.46
Amortization of other deferred charges                                                   64.34                      140.45
Write-down of consolidation goodwill                                                    111.09                        6.48
Investment valuation provisions                                                           5.81                           -
Undepreciated plant dismantled                                                           28.98                       38.68
Provisions for inventory adjustment                                                       0.04                        1.81
Period provisions                                                                     1,032.00                    1,986.78
Provisions to technical reserves of insurance companies                                 122.05                       13.30
Deferred interest                                                                         8.90                       26.55
Deferred tax liabilities and other                                                    1,063.85                      787.05
Property, plant and equipment and intangible assets                                      20.60                       16.52
Financial provision and supplementary pension payments to retired employees              61.63                        5.17
Losses on disposal of consolidated companies                                             33.34                       39.74

Less:

Gain on disposal of property, plant and equipment and intangible assets                  47.63                      221.83
Capital subsidies                                                                        94.90                       12.93
Exchange differences                                                                    250.36                      882.97
Long-term deferred tax assets and liabilities                                                -                           -
Gain on disposal of consolidated companies                                               65.39                      407.96
Fixed asset allowances used                                                                  -                        0.07
Other allowances used                                                                   283.68                      356.53
Results on financial investments                                                         33.88                       10.34
--------------------------------------------------------------------------------------------------------------------------
Funds obtained from operations                                                       11,633.24                   10,635.10
--------------------------------------------------------------------------------------------------------------------------

(25) DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES

     The consolidated financial statements of Telefonica, S.A. (the Group) are prepared in accordance with accounting principles generally accepted in Spain ("Spanish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A reconciliation of net income and shareholders' equity from Spanish GAAP to U.S. GAAP is provided below.

     Reconciliation of Net Income and Shareholders' Equity from Spanish GAAP to U.S. GAAP.

     The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated net income (loss) and shareholders' equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:


                                                                                                             Millions of Euros
                                                                                                        ----------------------------
                                                                                                             2003          2004
                                                                                                         (as restated*)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under Spanish GAAP                                                                    16,756.56    16,225.12
Additions (deductions) for U.S. GAAP purposes:

Reversal of net effect of revaluation of fixed assets and related accumulated depreciation (Note 25.1)      (581.93)     (517.89)
Research and development expenses (Note 25.2)                                                                (99.13)      (77.76)
Capital increase expenses (Note 25.3.a)                                                                     (105.21)      (48.19)
Start-up costs (Note 25.3.b)                                                                                (283.57)     (248.39)
Capitalized interest (Note 25.3.c)                                                                           324.29       281.92
Foreign currency exchange gains (Note 25.3.e)                                                                  2.10         8.97
Reflagging expenses (Note 25.3.f)                                                                             (5.21)       (2.83)
Revenue recognition (Note 25.4)                                                                             (836.07)     (508.57)
Adjustment of valuation account under SFAS No. 109 due to current period events (Note 25.6)                  361.84       133.87
Consolidation differences and unrealized gains (losses) on marketable securities  (Note 25.7)               (209.39)      (24.94)
Present Value of certain assets and liabilities (Note 25.8)                                                       -       (13.34)
Business Combination, Goodwill and intangible assets (Note 25.9)                                           1,675.94     2,130.68
Pension Plan of the Brazilian investees (Note 25.10)                                                          96.17         3.10
Treasury  stock (Note 25.11)                                                                                (133.46)     (690.18)
Derivatives instruments and hedging activities - SFAS 133 (Note 25.12)                                        31.87       (90.80)
Stock options plans  (Note 25.13)                                                                           (157.52)     (157.52)
Provisions for Restructuring and others  (Note 25.14)                                                             -        64.44
Adjustments related to U.S. GAAP equity investees (Note 25.15)                                                10.37       (28.49)
Effective interest rate (Note 25.16)                                                                          (3.38)       (2.89)
Temporary impairments (Note 25.17)                                                                          (485.86)     (398.34)
Sale and leaseback involving real estate (Note 25.18)                                                        (22.59)      (12.88)
Accounting for Asset Retirement Obligations - SFAS 143 - effect in period (Note 25.19)                        (2.94)      (15.55)
Other U.S. GAAP adjustments (Note 25.20)                                                                      (0.39)       (0.22)
Deferred taxes related to U.S. GAAP adjustments  (Note 25.6)                                                 899.96       344.14
------------------------------------------------------------------------------------------------------------------------------------
Total additions (deductions), before cumulative effect of a change in accounting principle                   475.89       128.34
Cumulative effect of a change in accounting principle:
Revenue recognition. EITF 00-21, as of January 1, 2004  (Note 25.4)                                               -       (38.87)
Accounting for Asset Retirement Obligations - SFAS 143, as of January 1, 2003 (Note 25.19)                    (8.47)           -
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S. GAAP                                                                       17,223.98   16,314.59
------------------------------------------------------------------------------------------------------------------------------------

(*) Figures for December 31, 2002 and 2003 have been restated to retrospectively record our investment in Portugal Telecom, SGPS by the equity method - see Note 25.7.

                                                                                                     Millions of Euros
                                                                                      ------------------------------------------
                                                                                           2002           2003         2004
                                                                                      (as restated*) (as restated*)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) under Spanish GAAP                                                    (5,576.80)      2,203.58     2,877.29
Additions (deductions) for U.S. GAAP purposes:

Reversal of depreciation on revalued portion of fixed assets (Note 25.1)                    90.33          96.60        64.05
Research and development expenses (Note 25.2)                                               12.52          72.10        21.65
Capital increase expenses (Note 25.3.a.)                                                   138.75          65.77        57.24
Start-up costs (Note 25.3.b)                                                               (15.33)         (0.48)       35.63
Capitalized interest, net of amortization (Note 25.3.c)                                    (83.85)        (27.55)      (64.72)
Income recognized from PRIDES (Note 25.3.d)                                                  4.82              -            -
Foreign currency exchange gains (Note 25.3.e)                                                1.91          (1.36)        6.87
Reflagging expenses (Note 25.3.f)                                                            6.34           3.45         2.38
Revenue recognition (Note 25.4)                                                            241.84         132.67       246.65
Distribution of Subsidiary's shares to Shareholders' (Note 25.5)                                -        (161.08)           -
Adjustment of valuation account under SFAS No. 109 (Note 25.6)                            (263.58)          8.18      (227.98)
Consolidation differences and unrealized gains (losses) on marketable
   securities (Note 25.7)                                                                   24.47          52.94      (103.04)
Present Value of certain assets and liabilities (Note 25.8)                                     -              -       (14.06)
Business Combination, Goodwill and intangible assets (Note 25.9):
   - Reversal (amortization) of Goodwill and translation adjustments                       398.06         151.46       222.32
   - Impairment of goodwill and intangible assets                                         (107.12)             -            -
   - Cumulative currency translation adjustment of disposed investees                           -              -      (492.78)
Pension Plan of the Brazilian investees (Note 25.10)                                       (14.82)        (49.70)      (96.01)
Treasury stock (Note 25.11)                                                                289.88        (167.07)           -
Derivative instruments and hedging activities - SFAS 133 (Note 25.12)                     (610.20)        403.83       (19.86)
Provisions for Restructuring and others  (Note 25.14)                                        8.89         (11.07)       64.33
Adjustments related to U.S. GAAP equity investees (Note 25.15)                              81.00         118.67        40.01
Effective interest rate (Note 25.16)                                                            -          (3.76)        0.21
Temporary impairments (Note 25.17)                                                          75.48         107.07        87.52
Sale and leaseback involving real estate (Note 25.18)                                       (3.61)        (18.98)        9.70
Accounting for Asset Retirement Obligations - SFAS 143 -
   effect in period (Note 25.19)                                                                -          (2.94)       (0.38)
Other U.S. GAAP adjustments (Note 25.20)                                                     3.05          (1.38)       (2.94)
Deferred taxes related to U.S. GAAP adjustments (Note 25.6)                                 91.89        (272.17)      (97.20)
 --------------------------------------------------------------------------------------------------------------------------------
Income (loss), under U.S. GAAP, before cumulative effect of a change in
   accounting principle                                                                 (5,206.06)      2,698.78     2,616.88
Cumulative effect of a change in accounting principle:
Revenue recognition. EITF 00-21, as of January 1, 2004  (Note 25.4)                             -              -       (38.87)
Accounting for Asset Retirement Obligations - SFAS 143, as of
   January 1, 2003 (Note 25.19)                                                                 -          (8.47)           -
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) under U.S. GAAP                                                       (5,206.06)      2,690.31     2,578.01
 --------------------------------------------------------------------------------------------------------------------------------

Net income (loss) under U.S. GAAP consists of:
Net income (loss) from continuing operations                                            (4,572.38)      2,770.79     2,924.33
Net income (loss) from discontinued operations                                            (633.68)        (80.48)     (346.32)
Net income (loss)  under U.S. GAAP                                                      (5,206.06)     2, 690.31     2,578.01
--------------------------------------------------------------------------------------------------------------------------------

(*) Figures for December 31, 2002 and 2003 have been restated to retrospectively record our investment in Portugal Telecom, SGPS by the equity method - see Note 25.7.

                                                                        Euros per Share
                                                                    (except per share data)
                                                            ----------------------------------------
                                                                2002         2003          2004
----------------------------------------------------------------------------------------------------
Income (loss) per share, under U.S. GAAP, before                (1.05)        0.54          0.55
cumulative effect of changes in accounting principles
----------------------------------------------------------------------------------------------------
Cumulative effect of changes in accounting principles               -            -         (0.01)
----------------------------------------------------------------------------------------------------
Basic net income (loss) per share under U.S. GAAP               (1.05)        0.54          0.54
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Income (loss) per share, under U.S. GAAP, before                (1.05)        0.54          0.55
cumulative effect of changes in accounting principles
assuming Dilution
----------------------------------------------------------------------------------------------------
Cumulative effect of changes in accounting principles               -            -         (0.01)
----------------------------------------------------------------------------------------------------
Diluted net income (loss) per share, under U.S. GAAP            (1.05)        0.54          0.54
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Basic net income (loss) per share from
Continuing operations, under US GAAP                            (0.92)        0.56          0.61
----------------------------------------------------------------------------------------------------
Diluted net income (loss) per share from                        (0.92)        0.55          0.61
Continuing operations, under US GAAP
----------------------------------------------------------------------------------------------------
Basic net income (loss) per share from                          (0.13)       (0.02)        (0.07)
Discontinued operations, under US GAAP
----------------------------------------------------------------------------------------------------
Diluted net income (loss) per share from                        (0.13)       (0.02)        (0.07)
Discontinued  operations, under US GAAP
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Basic  income (loss) per ADS (*), under U.S. GAAP, before       (3.16)        1.63          1.64
cumulative effect of changes in accounting principles.
----------------------------------------------------------------------------------------------------
Cumulative effect of changes in accounting principles               -        (0.01)        (0.02)
----------------------------------------------------------------------------------------------------
Basic net income per ADS (*), under U.S. GAAP                   (3.16)        1.62          1.52
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Diluted net income (loss) per ADS (*), under U.S. GAAP,
before cumulative effect of changes in accounting
principles.                                                     (3.16)        1.62          1.63
----------------------------------------------------------------------------------------------------
Cumulative effect of changes in accounting principles               -        (0.01)        (0.02)
----------------------------------------------------------------------------------------------------
Diluted net income (loss) per ADS (*), under U.S. GAAP          (3.16)        1.61          1.61
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Basic net income (loss) per ADS (*) from                        (2.77)        1.68          1.83
Continuing operations, under US GAAP
----------------------------------------------------------------------------------------------------
Diluted net income (loss) per ADS (*)                           (2.75)        1.66          1.82
from Continuing operations, under US GAAP
----------------------------------------------------------------------------------------------------
Basic net income (loss) per ADS (*) from                        (0.38)       (0.05)        (0.22)
Discontinued operations, under US GAAP
----------------------------------------------------------------------------------------------------
Diluted net income (loss) per ADS (*)                           (0.38)       (0.05)        (0.22)
from Discontinued  operations, under US
GAAP
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Weighted average number of basic shares (thousands)         4,948,037    4,960,125     4,795,892
----------------------------------------------------------------------------------------------------
Weighted average number of diluted shares (thousands)       4,982,821    4,994,908     4,830,675
----------------------------------------------------------------------------------------------------


(*)  Each ADS represents three ordinary shares of Telefonica, S.A.

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

The statement of changes in shareholders' equity under U.S. GAAP at December 31, 2004 and 2003, is as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                          Millions of Euros
                                                                                      ---------------------------
                                                                                            2003          2004
                                                                                        (as restated*)
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S.GAAP at January 1                                          16,973.70    17,223.98
   Variations:
Net income, under U.S. GAAP, for the year                                                  2,690.31     2,578.01
Dividends                                                                                 (1,653.15)   (1,924.17)
Non-monetary dividends, net of tax (Note 25.5)                                               134.18            -
Treasury stock (Note 25.11)                                                                 (447.00)   (2,031.05)
Accumulated other comprehensive income (loss):
Unrealized gains (losses) on marketable securities, net of tax (Note 25.7)                    22.36        77.84
Derivatives instruments and hedging activities, net of tax  (Note 25.12)                       4.58       (66.82)
Currency translation adjustments
   Under Spanish GAAP                                                                        111.83       244.02
   Cumulative currency translation adjustment of disposed investees                               -       492.78
   Under U.S. GAAP                                                                          (612.83)     (280.00)
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S.GAAP at December 31                                        17,223.98    16,314.59
-------------------------------------------------------------------------------------------------------------------

(*) Figures for December 31, 2003 have been restated to retrospectively record our investment in Portugal Telecom, SGPS by the equity method - see Note 25.7.

          Shareholders' rights and all dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Telefonica S.A.

The differences included in the Reconciliation Tables above are explained in the following paragraphs:


1.   Restatement of tangible assets.

     As described in Note 7, some assets related to property, plant and equipment were restated as of December 31, 1996. Such restatements are not permitted under U.S. GAAP. The adjustments shown in the reconciliation tables above include a reduction in shareholders' equity to eliminate these restatements and an increase in income for the year resulting from the recalculation of the period depreciation on a historical cost basis.


2.   Research and development expenses.

     In accordance with Spanish GAAP, research and development expenses are capitalized and amortized by the straight-line method over three years from the date of completion. Under U.S. GAAP, research and development expenses are expensed as incurred.


3.   Accruals and deferrals.

     Different criteria are applied under Spanish GAAP and U.S. GAAP to accrue certain items and, accordingly, the related adjustments have to be made in the reconciliations of shareholders' equity and net income:

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

     c.   Capitalized interest

          In accordance with Spanish GAAP, interest incurred during periods exceeding 12 months in which assets were under construction may be capitalized. As described in Note 4.e, the company generally doesn't capitalize the financial expenses.

          Under U.S. GAAP, interest incurred during periods in which qualifying assets, as defined by SFAS No. 34, Capitalization of Interest Costs, are under construction, are capitalized and amortized over the expected life of the assets.

     d.   Income recognized from PRIDES

          Under Spanish GAAP the Company recognized in 1994 the profit from the PRIDES (Provisionally Redeemable Income Debt Exchangeable for Stock) issue carried out by Cointel. That profit represents the difference between the cash received from the debt holders and the carrying amount of the Class B shares of Telefonica de Argentina S.A. (TASA), which is the consideration to pay at the maturity of the PRIDES.

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

     f.   Reflagging expenses

          As a result of increasing competition in wireless communications, Telefonica has invested certain amounts in costs in connection with the signing of exclusive distribution agreements with distributors, in order to increase distributor loyalty and to assure that they continue to market Telefonica's wireless products exclusively and correspond to refurbishing and improvement of such distributors.

          Under Spanish GAAP, such expenses have been deferred for a period of three years, which is the term of the exclusive distribution agreement for Telefonica products entered into with these distributors. Under U.S. GAAP, reflagging expenses are recognized as incurred.


4.   Revenue recognition


     Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Connection fees and monthly fees are recorded up-front since they are non-refundable fees for which services have been already provided.


     Under U.S. GAAP, the Company adopted on January 1, 2000 Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), updated by SAB No 104. From December 2004 the Company adopted the provisions of Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for multiple element arrangements. The revenue recognition policies by each major segment and principal differences between Spanish GAAP and U.S. GAAP are set forth below:


          Telefonica Moviles
          ------------------


     The Group enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Group's wireless contracts. Under these contracts, the customer generally is charged the following fees:

     a) A nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself.

     b)   A monthly fee for use of the Group's wireless networks.

     c) Service fees consisting of an initial fee for establishing the call plus fees based on airtime used by the caller, destination of the call and service.

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

     Revenues and expenses under U.S. GAAP until December 31, 2003-

     Under US GAAP, the Company has deferred revenues from obtaining new customers over the expected period that the customer will use the services.

     Under US GAAP the Company also deferred and amortized, until December 31, 2003, the related cost associated with obtaining new customers over the same period as the related revenues were being recognized. Where the costs incurred exceeded the deferred revenues, the excess costs were deferred and amortized over the minimum enforceable contract period. The Company has concluded, that the revenues less any direct costs, or net margin, from the total telecommunications services arrangement during the minimum contract term exceeded the costs deferred.

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

     Revenues and expenses under US GAAP after December 31, 2003-

     The Group has adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for multiple-element revenue arrangements for all outstanding transactions at January 1, 2004.

     EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables).

     Handsets are sold many times in a bundled package to the customers, as the handsets and the air-time are price-sensitive and, thus, volatile in a competitive marketplace, the determination of fair values in the mobile phone sector business is quite complex.

     Because we enter in thousands of revenue arrangements every period, an analysis has been made of the products and services provided by the Group in order to conclude when those products and services are sold in a bundled package and if they fall under scope of EITF 00-21. For Telefonica Moviles Group the main activities affected by this new literature are the prepaid and postpaid contract businesses.

     For the mentioned activities, upon customer activation, arrangement consideration received is allocated to each unit of accounting based on their relative fair values. As nonrefundable, up-front connection fees charged do not meet the criteria of a separate unit of accounting, the additional arrangement consideration received from connection fees or up-front fees is allocated to the other delivered item(s) to the extent that the aggregate handsets and connection fee or up-front fee proceeds do not exceed the allocated fair value of the handsets. Any connection fee or up-front fees proceeds not allocated to the delivered handsets is deferred upon connection and recognized as service revenue over the expected customer relationship period. The amount allocable to a delivered item (the handset) is always limited to the amount that is not contingent upon the delivery of additional service (the airtime) or meeting other specified performance conditions (the non contingent amount).

     Some arrangements entered into the Group include offers to customers for free or discounted products or services that will be delivered at a future date if the customer completes a specified cumulative level of revenue transactions. These arrangements are considered by the Group in the same way under both Spanish and US GAAP, and are subject to the appropriate provisions when entered into. These offers have not had any impact upon adoption of EITF 00-21 because they are specifically excluded from the scope of Issue 00-21.

The Task Force agreed not to provide guidance in EITF 00-21 on accounting for direct costs and expenses related to an arrangement with multiple deliverables due to the broad, general nature of the issue.


Upon application of EITF 00-21 the accounting for deferred customer acquisition costs would create a mixed model, that is, in some circumstances the entire amount of costs will be eligible for deferral and, in other circumstances, EITF 00-21 will limit the amount eligible for deferral to a very insignificant amount or nil. By adopting an accounting policy whereby these costs are expensed when incurred, all customer acquisitions costs will be accounted for consistently and the mixed model will be eliminated.


For the reasons described below, we believe this accounting change is preferable:

1 We understand that a change from one generally accepted method of accounting (as it was the SAB 101 revenue and cost deferral accounting policy until December 2003) to another generally accepted method of accounting preferable when such change eliminates this type of a "mixed model" of accounting.

2 Additionally, when we originally adopted our accounting policy with respect to customer acquisition costs, a significant portion of the Company's sales were contract sales with contractually enforceable minimum contract periods. Thus, a significant portion of customer acquisition costs met the criteria for deferral. The SAB 101 adjustment only considered those contracts that met the criteria for deferral. Over the past few years the Company's mix of business has changed due to growth in Latin America regions and an increase in competition. Sales of prepaid phone cards now comprise a significant portion of the Company's sales and the total number of contracts that the Company sells with a contractually enforceable minimum contract periods has declined. The Company expects these trends to continue into the foreseeable future. As a result of this change in business, the amount of deferred customer acquisition costs has decreased over the last years and the amount is now considered to be immaterial.

3 Under IFRS adoption which has not taken place yet, the Company's accounting policy will be to expense customer acquisition costs when incurred. As such, changing the Company's accounting to a similar method under US GAAP will eliminate one of the reconciling items between IFRS and US GAAP.

4 Lastly, the effect of deferring customer acquisition costs eligible for capitalization in 2003 was approximately an increase of $1 million euros in net income. Therefore, we believe that the effect of this accounting change is not significant for the results of operations and the financial position of the Company.


The closing balances of 2003 and 2002 of the SAB 101 adjustment in the US GAAP reconciliation have not been restated and represent deferred revenues and costs under SAB 101.


On a pro forma basis, assuming EITF 00-21 had been adopted at the beginning of each period that is presented, the effect in Telefonica Group's Statements of Income for 2003 and 2002 would not have have been significant.

          Telefonica de Espana and Latinoamerica
          --------------------------------------

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

     As mentioned above, the Group adopted the provisions of Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for multiple element arrangements outstanding in January 1, 2004. Where the conditions requiring separate revenue recognition existed, revenue was allocated among the different deliverables based on their fair values, with revenue for each component deliverable recognized when the revenue is realized and earned.

     For sales of certain equipment bundled with telecommunication services, mainly related to our internet and data services including connectivity services, sales value consideration is allocated to each unit of accounting based on their relative fair values. As initial connection fees charged do not meet the criteria of a separate unit of accounting, any additional arrangement consideration received from connection fees is allocated to the other delivered item(s) or services to the extent that the amounts of cash received or receivable do not exceed the allocated fair value of the equipment and services. Any initial connection fee not allocated to the delivered equipment and services is deferred upon connection and recognized as service revenue over the average length of the subscription.

     Under U.S. GAAP, those transactions that are comprised of only one unit of accounting and include a nonrefundable fee, are deferred in the average length of the subscription, which depending on the services rendered (STB, RDSI and ADSL) may vary between 7 to 1 years. Until December 31, 2003, all costs related to activation were deferred up to the connection fees revenues over the same time, and any excess over the revenues were directly expensed.

     Upon application of EITF 00-21, the Group has decided to change its accounting treatment for those costs related to the activation, which in U.S. GAAP were eligible for deferral, by adopting an accounting policy whereby these costs are expensed when incurred. Such change has had a deminimis impact in our consolidated financial position or results of operations under U.S. GAAP.

          Terra Lycos
          -----------

     The revenues from the sale of advertising are obtained through short-term contracts and payments, which business partners make for long-term prominent placing and advertising space on the Company subsidiaries' websites. Under these contracts, these subsidiaries guarantee for a fixed or a variable price a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues on advertising contracts are recognized, under both Spanish and U.S. GAAP, as services are performed over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period in which the collection of the resulting receivables is probable. Company obligations typically include guarantees of minimum number of "impressions" or times that an advertisement appears in pages viewed by users of the Company subsidiaries' online properties.

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

     The revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within the Company subsidiaries' suite of products as well as from royalties from the sale of goods and services from the Company subsidiaries' websites. Electronic commerce revenues are generally recognized, under both Spanish and U.S. GAAP, upon delivery provided that there are no substantial commitments on the part of the Company remaining and the collection of the resulting receivable is probable. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the Company acts as principal in the transaction, whereas they are recorded net when it acts as an agent in the transaction.

     The adoption of the provisions of Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for multiple element arrangements outstanding in January 1, 2004 did not have any material impact in our revenue recognition criteria under U.S. GAAP.


5.   Distribution of Subsidiary's shares to Shareholders.

     On January 7, 2003, Telefonica, S.A. and its subsidiary Telefonica de Contenidos exercised call options on 19,532,625 shares of Antena 3 de Television, S.A., representing 11.719% of its capital stock for (euro)
     117.65 million. All unassigned portion of purchase price over acquired assets and liability was recorded as goodwill. Following this acquisition, the Telefonica Group owned 59.24% of the capital stock of Antena 3 de Television.

     Subsequently, Telefonica Group began a process of disposing its investment in Antena 3 de Television, S.A. which commenced on April 30, 2003, with the acceptance of the bid of (euro)364 million made by the Planeta Group for 25.1% of its capital stock.

     Also, on April 11, 2003, the Stockholders' Meeting of Telefonica, S.A. approved a prorata distribution to shareholders of shares representing 30% of the capital stock of Antena 3 de Television, S.A. which took place in October after this company had been admitted to listing on the Madrid Stock Exchange.

     In accordance with Spanish GAAP, the distribution of the shares in the capital stock of Antena 3 de Television, S.A. was accounted for at fair value giving rise to a gain recognized in income for the difference between fair value and carrying amount of distributed assets of (euro)161.08 million.

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

     The Spanish accounting principles for recording income taxes differ from those applicable under U.S. GAAP as regards to the period in which certain deferred taxes assets and liabilities must be recorded and with respect to the required disclosures. In this connection, the differences affecting the Telefonica Group are as follows:

     a) Under Spanish GAAP, deferred tax assets arising from tax loss carryforwards as well as tax credits for export activities are recognized only when their future realization is assured "beyond any reasonable doubt", as opposed to the criteria of "more likely than not" under U.S. GAAP.

     b) Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than ten years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all temporary differences between financial reporting and tax bases of assets and liabilities.

     c) Under Spanish GAAP, for certain investment tax credits generated subsequent to January 1, 1996, the reduction in income tax payments for financial reporting purposes is reflected over the life of certain fixed asset and thus a deferred revenue is created. The amortization begins in the year the investment tax credit is used. Under U.S. GAAP, to the extent such credits are non-refundable, the Company records investment tax credits in the year they are generated.

     d) Some taxable temporary differences that arise from the initial recognition of an asset or liability in a transaction are not recognized under Spanish GAAP, since are considered as a permanent difference. Under U.S. GAAP all basis differences are considered temporary differences and deferred tax assets and liabilities are recognized.

     e) Tax effects are computed on the differences arising from taxable adjustments to U.S. GAAP, since they are considered to be temporary differences to be accounted for under SFAS No. 109.

     Under Spanish GAAP, until December 31, 2001, tax credits were not recognized until they were utilized. Under U.S. GAAP, they are recorded when generated and provisioned, if not expected to be recovered, through a valuation allowance as indicated above. As explained in Note 4.p, as from January 1, 2002, under Spanish GAAP, those deductible temporary differences began being recorded when their future realization is assured "beyond any reasonable doubt" as indicated in (a) above.

     According to Spanish accounting policies, the Company has not provided tax liabilities in their accounts for reserves pending distribution either by the subsidiaries or by the equity method investees. For the purpose of U.S. GAAP, the Company has not recorded a deferred tax liability for such potential tax obligation where such reserves are the subject of distribution, as for investments in subsidiaries are considered to be permanent and for equity method investees, in most cases, it will be entitled to a double tax deduction for the dividends it receives (or the part of the capital gain obtained in the sale in respect of reserves accumulated during the period of ownership of the shareholdings), so that the Company believes that any future tax it may bear on reserves pending distribution would not be in a significant amount.

     The Group included (euro)2,137.24 million in its corporate income tax return for 2002, arising from the difference between the market value and the book value. This tax deduction will be applied in future years and was not recorded under Spanish GAAP following a conservative criteria because there are different interpretations of this issue. The tax credit resulting from this matter amounting to (euro)748.03 million has been recorded under U.S. GAAP in Telefonica Group.

     This tax credit is fully provisioned for under US GAAP as the Company considers that is more likely than not that this tax credit will not be recovered in the future.

     The amount of income tax under Spanish GAAP of the Telefonica Group is the following:

--------------------------------------------------------------------------------
                                                     Millions of Euros
                                       -----------------------------------------
                                            2002           2003            2004
--------------------------------------------------------------------------------
Domestic Income Tax                      (3,340.59)         (2.07)        653.03
Foreign Income Tax                          111.94         915.50         485.68
--------------------------------------------------------------------------------
Total Income Tax                         (3,228.65)        913.43       1,138.71
--------------------------------------------------------------------------------


     A reconciliation setting forth the difference between the effective income tax rate of the Telefonica Group and the Spanish domestic statutory income tax rate under Spanish GAAP is as follows:


--------------------------------------------------------------------------------
                                                   Millions of Euros
                                      ------------------------------------------
                                          2002           2003            2004
--------------------------------------------------------------------------------
Tax as enacted rate (35%)              (5,110.37)       1,176.88       1,538.95
Permanent differences                   1,459.52         (147.75)       (252.83)
Tax credits                            (1,115.11)        (227.40)       (126.59)
Foreign additional taxes                1,537.31          111.70         (20.83)
--------------------------------------------------------------------------------
Total Income Tax                       (3,228.65)         913.43       1,138.71
--------------------------------------------------------------------------------


     An analysis of the investment tax credits generated and the amounts recognized in income in 2004 and 2003 under U.S. GAAP are presented below:


------------------------------------------------------------------------------------------------------------
                                                                      Millions of Euros
                                                 -----------------------------------------------------------
                                                                                       Tax          Net
                                                       Tax          Valuation       Liabilities    Income
                                                 Asset Increase     Allowance       (Increase)     Impact
                                                   (Decrease)       (Increase)       Decrease     (Increase)
                                                 (note a and b)      Decrease     (note c and d)   Decrease
------------------------------------------------------------------------------------------------------------
Balance at January 1, 2003                            256.79         (60.19)         157.06        263.58
------------------------------------------------------------------------------------------------------------
Adjustment to beginning balance due to                  1.46              -           (3.56)         2.10
additional credits
Credits arising in 2003                               968.34        (967.05)          33.99        (35.28)
Credits taken in 2003                                  (7.82)         30.20          (47.38)        25.00
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        1,218.77        (997.04)         140.11         (8.18)
------------------------------------------------------------------------------------------------------------
Adjustment to beginning balance due to                     -              -            0.12         (0.12)
additional credits
Credits arising in 2004 (*)                           290.67        (420.56)          32.92         96.97
Credits taken in 2004                                 (73.00)         23.08          (81.21)       131.13
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                        1,436.44      (1,394.52)          91.94        227.98
------------------------------------------------------------------------------------------------------------

(*) In July 15, 2004 there has been a European Court Decision that indicated that Spanish tax credits for export activities could be viewed as an illegal state government aid, which could restrict its future utilization. In addition, the European Community has asked Spain for additional information regarding such credits in order to reach a definitive conclusion of its usage. Therefore, given such evidence and indications, the Company has decided to record a valuation allowance in December 31, 2004 for such tax credits since it considered that it is more likely than not that some portion or all of such credits would not be realized.

     Deferred tax assets and liabilities as required under SFAS No. 109 include the following (in millions of Euros):

================================================================================
                                                                    Tax Credits
                                                                  --------------
Prior year losses                                                     1,224.00
Export activities deduction                                             170.52
Other                                                                    41.92
                                                                  --------------
Total                                                                 1,436.44
================================================================================


================================================================================
                                                                     Valuation
                                                                     Allowance
                                                                  --------------

Prior year losses                                                    1,224.00
Export activities deduction                                            170.52
                                                                  --------------
Total                                                                1,394.52
================================================================================


================================================================================
                                                                     Deferred
                                                                    Liabilities
                                                                  --------------

Tax Credits for investment in new fixed assets taken and not
recorded as income                                                      78.72
Difference of accounting and tax value of assets                        13.22
                                                                  --------------
Total                                                                   91.94
================================================================================


7. Consolidation differences and unrealized gains (losses) on marketable securities

     Under Spanish GAAP, investments in which the Group exercises significant influence are carried by the equity method and investments in which the Company owns less than 50% but has the majority of the common voting stock or are controlled by the Company through the Board of Directors must be consolidated. In addition, under Spanish GAAP, a holder of at least 20% or 3%, for listed investments, presumes significant influence. In general, under U.S. GAAP, only companies in which a holding of between 20% and 50% is owned are carried by the equity method, unless there is evidence that significant influence is exercised. Except for those circumstances required by FIN 46(R), investee companies in which a participation above 50% and control rights exist are consolidated.

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

     During 2002, due to market conditions, the company recorded an other than temporary impairment of (euro)255 million. Of this amount, (euro)215 million are also recorded under Spanish GAAP.

     Following Spanish GAAP, Infonet Services Corporation, Inc, Amper, S.A., Cia. Anonima N. de Telefonos de Venezuela, C.A and Banco Bilbao Vizcaya Argentaria, S.A. were accounted for under the equity method because they are listed companies and Telefonica owns 14.53%, 6.10%, 6.92% and 1.07% respectively, of their capital stock. However, since there is no additional evidence indicating the ability to exercise significant influence over these investees (ie: a participation over 20%), these investments were accounted for as available for sale equity securities at their market value, if available, under U.S. GAAP. Nonetheless no decision has been taken about the possible sale of these investees. Telefonica has reached some agreements with Banco Bilbao Vizcaya Argentaria, S.A. to consolidate the Company by the equity method under Spanish Gaap. Under U.S. GAAP this investee must be consolidated by market value.

     During 2004, the Company bought an additional 4.88% interest in Portugal Telecom, SGPS, thereby increasing its holdings to 9.58%. As a result, and following APB No. 18 requirements, management considered that Telefonica could exercise significant influence over Portugal Telecom, SGPS' operating and financial activities, therefore the Company has changed in this year its method of accounting for this investment from an available-for-sale securities to the equity method investee. Securities classified as an available-for-sale are recorded at fair value and unrealized gains and losses for such securities are reported in other comprehensive income, except for any other then temporary impairments. Under the equity method, the Company records its proportionate share of the earnings or losses for the equity investee. The effect of the change for this investment was to restate prior years reconciliation in order to eliminate unrealized gains and losses for available-for-sale securities reported in other comprehensive income for each of the years presented and to retroactively record such investment by the equity method. The effect of the change was an increase 2002 and 2003 net income by (euro)8.43 million and (euro)4.23 million, respectively. Shareholders equity as of the beginning of 2002 has been decreased by (euro)110.20 for the effect of retroactive application of the new method.

     As of December 31, 2004 and 2003, the classification of these investments under U.S. GAAP was as follows:

--------------------------------------------------------------------------------
                                                 Millions of Euros
                                    --------------------------------------------
                                                                    Unrealized
                                      Carrying         Fair          Net Gain
                                       Amount          Value          (Loss)
--------------------------------------------------------------------------------
December 31, 2003:
Held-to-maturity                            -                -            -
Available-for-sale-securities        2,414.08         2,132.34      (281.74)
Trading securities                     134.15           122.90       (11.25)
December 31, 2004:
Held-to-maturity                            -                -            -
Available-for-sale-securities        1,918.30         1,911.39        (6.91)
Trading securities                     146.11           149.87         3.76
--------------------------------------------------------------------------------


8.   Present Value of certain assets and liabilities

     Under Spanish GAAP, some liabilities for contingencies as well as certain assets/liabilities without fixed date have been recorded at the present value of the disbursements that the Company expects to incur and or receive from such assets and liabilities. Under U.S. GAAP, only fixed or determinable receivables and payables should be discounted. The adjustment provided in the reconciliation between consolidated shareholders equity and net income under Spanish GAAP and U.S. GAAP, represents the difference between net present value and nominal value of such assets and liabilities.


9.   Business Combinations, Goodwill and intangible assets.

     Acquisitions
     ------------

     Under Spanish GAAP, business combinations that are realized through the issuance of shares are normally accounted for under the pooling of interests method. Under U.S. GAAP, when equity securities (including any warrants, rights or options) are issued as consideration in business combinations, their fair value should be based on current market prices in order to determine the purchase price. Up to December 31, 2000, the Group performed the exchange of minority shareholders' shares of various entities. These transactions were recorded under Spanish GAAP at the same price of the issue of Telefonica's capital stocks, which is very close to the net equity of the acquired companies and were accounted for under the pooling of interest method for Spanish GAAP purposes. Under U.S. GAAP, these acquisitions were recorded in accordance with the purchase accounting method. By this method, the purchase prices were calculated considering the market value of issued shares of each acquisition. The excess of the cost under US GAAP over the net amounts of acquired assets and liabilities was recognized as goodwill, which was being amortized over a period of 20 years up to December 31, 2001, but which ceased to be amortized on January 1, 2002 in accordance with SFAS 142, Goodwill and Other Intangible Assets.


          2002
          ----

- On July 22, 2002, Telefonica Moviles, S.A. carried out a capital increase, for a total amount (par value plus additional paid-in capital) of
     (euro)27.66 million. Mesotel subscribed and paid the 14,557,046 new shares, in full through the contribution of the shares of the following companies:
     TES Holding, S.A. de C.V., Telca Gestion, S.A. de C.V., TCG Holdings, S.A., Telca Gestion Guatemala, S.A., Paging de Centroamerica, S.A. and Telefonica de Centroamerica, S.L. Under Spanish GAAP, goodwill of (euro)14.18 million was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, purchase price should be based on the fair value of the shares issued. This additional consideration resulted in additional goodwill of (euro)70.31 million as of December 31, 2002.

- On April 26, 2002, Telefonica Moviles, signed agreements to purchase a 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso operates in 14 cities throughout Mexico (Tijuana, Guadalajara, Mexico D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and Leon) and owns licenses to operate on a nationwide basis. In connection with this agreement, Telefonica Moviles, also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators with the Burillo Group's interest in Pegaso into a new company, Telefonica Moviles Mexico.

     On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefonica Moviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for (euro)92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefonica Moviles, S.A. paid (euro)211.45 million corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group envisaged the integration of the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented through the sale of the holdings to Telefonica Moviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefonica Moviles a nationwide presence in Mexico. We hold a 92% interest in Telefonica Moviles Mexico and the Burillo Group owns the remaining 8%.

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

     In order to account for the acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and the integration of the holding in the northern Mexican companies in Telefonica Moviles Mexico, EITF 90.13 literature was considered. In determining the values assigned to Pegaso (Target) and to the Mexican northern companies contributed (Subsidiary), assets and liabilities and the minority interest for purposes of Telefonica S.A. consolidated financial statements, Telefonica, S.A. steped up Pegaso's assets and liabilities to the extent acquired by Telefonica and should step up the Mexican northern companies assets and liabilities to the extent sold to Burillo. The result obtained in the sale of the 8% of the norther Mexican companies to Burillo which were contributed to Telefonica Moviles Mexico was not significant and therefore was not considered in the reconciliation to U.S. GAAP. In September, 2002, the new cost basis in Telefonica Moviles Mexico amounts to (euro)1,885.87 million, which equals to the 92% of the fair value of Telefonica Moviles Mexico and the historic cost of the net assets contributed to Telefonica Moviles Mexico amounts to
     (euro)1,362.9 million ((euro)1,452.8 million from the northern Mexican companies and (euro)(89.9) million from Pegaso). In 2003, after the allocation process required by SFAS No. 141, (euro)504.65 million, were allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico; this allocation has also been considered for Spanish GAAP purposes. This amount was reclassified, once the respective valuations were completed, to the "Intangible Assets - Concessions, Patents, Licenses and Other" caption (Notes 4.d and 5.b). These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

     Under U.S. GAAP, the allocation performed in 2003 from this purchase was as follows:


                                                        September 30, 2002
                                                       (Millions of Euros)
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

     In Note 22 certain agreements relating to the acquisition of the remaining 8% of Telefonica Moviles Mexico are explained. The options included in these agreements have a minimum value at December 31, 2003 and 2004 as the minimum value to be paid to Burillo is lower than fair value of the 8% of Telefonica Moviles Mexico as of December 31, 2003 and 2004

     Pegaso Telecomunicaciones, S.A. de C.V. did not have any Research and Development assets.

     As determined by SFAS No. 142 and SFAS No. 109, due to the fact the valuation allowance is recognized for Pegaso tax credit carryforwards at the acquisition date, Telefonica did not recognized any deferred taxes asset related to such concept. At the acquisition date the total amount of tax credit carryforwards for Pegaso amounted to (euro)808.4 million, which could give raise to a future tax benefit of (euro)274.9 million. Under U.S. GAAP, for future periods, upon the elimination of the valuation allowance related to such deferred tax asset, all tax benefit, if any, will be applied first to reduce to zero any goodwill related to this acquisition, second to reduce to zero any other noncurrent intangible assets related to the acquisition, and third to reduce our income tax expense.

          2003
          ----

- On July 2003, Telefonica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company's shares for
     (euro)5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefonica's direct holding in Terra was 71.97% (38,58% as of December 31, 2002). In addition, on December 2003, Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company's stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefonica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. For U.S. GAAP, until the completion of the tender offer, since the Company did not have either majority of voting rights or an agreement that guaranteed the control rights for a minimum period of 10 years, this investment was accounted for by the equity method until July 31, 2003, and for December 31, 2002 and 2001.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.


                                                              July 31, 2003
                                                            (Millions of Euros)
                                                                   Euros)

        Current assets                                              598.68
        Property, plant and equipment                                13.97
        Intangible assets                                            22.73
        Other long-lived assets                                     279.48
        Goodwill                                                    207.79
             Total assets acquired                                1,122.65
        Current liabilities                                          70.74
        Long-term debt and other                                     22.31
             Total liabilities assumed                               93.05
        Total net assets acquired(*)                              1,029.60

          (*)  The effective price of the business acquisition is
               (euro)1,029.60 million which is presented net of intragroup operations.


     As determined by SFAS No. 142 and SFAS No. 109, due to the fact the a valuation allowance is recognized for Terra Networks tax credit carryforwards at the acquisition date, Telefonica did not recognized any deferred tax asset related to such concept. At the acquisition date the total amount of tax credit carryforwards for Terra Networks amounted to
     (euro)3,200.8 million, which could give raise to a future tax benefit of
     (euro)1,120.3 million. Under US GAAP, for future periods, upon the elimination of the valuation allowance related to such deferred tax asset, all tax benefit, if any, will be applied first to reduce to zero any goodwill related to this acquisition, second to reduce to zero any other noncurrent intangible assets related to the acquisition, and third to reduce our income tax expense.


     2004
     ----

     On March 5, 2004, Telefonica Moviles, S.A. reached an agreement with BellSouth Corporation ("BellSouth") for the acquisition of all the holdings owned by latter in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, making it the only cellular operator in all the key Latin American markets (population over 421 million) and leaving it an excellent position to capture the region's strong growth potential.

     The effective transfer of the shares of these companies was conditional upon the obtainment of the required regulatory authorizations in each country and on the acceptance of the offers by the minority stockholders. The shares were effective transferred in the last quarter of 2004. BellSouth's holdings in Ecuador, Guatemala and Panama were transferred on October 14, 2004, and the holdings in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. Lastly, the holdings in Chile and Argentina were transferred on January 7 and 11, 2005.

     As indicated in Note 2-c of the financial statements, the consolidated statements of income include the revenues and expenses of the companies from the date on which the related holding was acquired or the company was formed through year-end. Therefore, the revenues relating to the companies acquired from BellSouth on October, 2004 relate to two months of operations.

     There are no Research and Development assets acquired in these companies. There are no contingent considerations in connection with the mentioned acquisitions.

     In addition to the acquisition of the BellSouth Group's ownership interests in the wireless telephony operators in Latin America, in compliance with the commitments assumed under share purchase agreements, Telefonica Moviles offered to acquire the ownership interest held by the minority stockholders of these companies, and in all cases the acquisition price was equal to that agreed on with BellSouth.

     Under this agreement, the total assets of the aforementioned operators were valued based on external valuations at US$ 4,330 million (US$ 5,850 million including the investments in Argentina and Chile acquired in January 2005). The total acquisition cost for Telefonica Moviles under Spanish GAAP, adjusted by the net debt of the companies at the transfer date, amounted to
     (euro)3,252,539 thousand (excluding Chile and Argentina). The acquisition cost considered under US GAAP amounts to (euro)3,211,596 thosusand. The difference in the acquisition cost between Spanish and US GAAP of (euro)40,943 thousand is due to specific derivative transactions that were entered into in order to hedge the forecasted business combinations. The expense incurred as a consequence of the mentioned transactions do not qualify for hedge accounting under US GAAP, according to SFAS 133 and can not be considered as additional goodwlll and therefore have been considered as expenses under US GAAP.

     The values assigned to each transaction and the acquisition cost for Telefonica Moviles under Spanish GAAP are described in Note 2 c.

     Pursuant to the agreement with BellSouth, certain procedures were performed to validate the cash and debt of the companies acquired, the end results of which are currently being negotiated by Telefonica Moviles and Bellsouth Corporation. As a result of these negotiations, the debt and cash amounts taken into account for the purpose of calculating the ultimate price of the shares could be subject to slight changes, which in no case would be material with respect to the transaction taken as a whole.

     The allocation was made on the basis of the preliminary conclusions drawn from the related valuation performed by independent appraisers. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired has been completed at the end of 2005, the amounts of the goodwill recorded could be modified in the form of reclassifications to other balance sheet captions, although it is considered that such reclassifications would not be material.

     Under US GAAP, the allocation performed in 2004 from this purchase was as follows:

       ---------------------------------------------------------------
                                                       Millions of
                                                          Euros
                                                     -----------------
       ---------------------------------------------------------------

       Current assets                                           926.3
       Property, plant and equipment                            696.9
       Intangible assets                                      1,116.1
       Other long-lived assets                                   32.3
       Goodwill                                               1,862.2
       Total assets acquired                                  4.633.8
       Current liabilities                                      732.7
       Deferred tax liability                                   299.4
       Long-term debt and other                                 390.1
       Total liabilities assumed                              1,422.2
       ---------------------------------------------------------------
       Total net assets acquired                              3,211.6
       ---------------------------------------------------------------

     The following unaudited proforma information presents a summary of the effect in the Company's consolidated results of operations as if the acquisitions described above had occurred on January 1, 2004 and 2003.

--------------------------------------------------------------------------------
                                                Millions of Euros
-------------------------------------------------------------------------------
                                   Year ended December      Year ended December
                                        31, 2003                 31, 2004
--------------------------------------------------------------------------------
Revenues                                  12,184                   14,212
--------------------------------------------------------------------------------
Net income                                 1,790                    1,583
--------------------------------------------------------------------------------
Basic EPS (Euros)                           0.35                     0.33
--------------------------------------------------------------------------------

     These unaudited proforma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2004 and 2003, or future results of operations of the consolidated entities.

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

     SFAS No. 142 requires to test all goodwill and indefinite-lived intangible assets for impairment as of January 1, 2002. The fair value of the reporting units and the related implied fair value of their respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of the transitional impairment test did not indicate any impairment as of January 1, 2002. In the fourth quarter of 2002, additional impairment tests were performed. The results of this testing indicated that the carrying value of some reporting units and its assigned goodwill exceeded their estimated fair value. As a result, as of December 31, 2002, the Company recorded a noncash impairment charge of (euro)2,259.81 million both, under Spanish and U.S. GAAP, which is reported for Spanish GAAP purposes in the accompanying statement of operations as "extraordinary expenses".

     In 2003 and 2004, additional impairment tests were performed. The results of this testing did not indicate that the carrying value of the reporting units and its assigned goodwill exceeded their estimated fair value. As a result, as of December 31, 2003 and 2004, the Company did not record additional non-cash impairment charges, under U.S. GAAP.

     Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. All other recognized intangible assets will continue to be amortized over their estimated useful lives. The Group does not have material intangible assets with indefinite useful lives. In addition, the Group has classified, under U.S. GAAP, upon application of SFAS 142 on January 1, 2002, (euro)185 million as intangible assets which were previously included as goodwill. Such intangible asset, which consists of a contract to perform narrowband access, port, and DSL Backhaul services, arose in the purchase of Telefonica Deutschland (former Mediaways) and Telefonica UK. During the first half of 2002 the terms of this contract were renegotiated resulting in lower margins for the company. Consequently an impairment analysis was performed as of December 31,2002, in accordance with SFAS 144 which revealed the need to write off this intangible asset by (euro)107 million (See additional SFAS 144 disclosures in the "Additional Disclosures Required under U. S. GAAP" Section of this Note). Intangible asset for Telefonica UK have been impaired in December 31, 2004 for an amount of (euro)101.5 million since the Company has completely ceased such operations (see Note 20).

     The variations in 2003 and 2004 goodwill, under U.S. GAAP, in fully consolidated companies were as follows:


---------------------------------------------------------------------------------------------------------
                                                                          Millions of Euros
                              ---------------------------------------------------------------------------
Goodwill  U.S.GAAP              Balance at     Additions  Retirements /    Translation     Balance at
                                 12/31/02                  Transfers(*)    differences      12/31/03
---------------------------------------------------------------------------------------------------------
Telefonica Moviles                2,367.51        3.20       (538.96)        (277.98)        1,553.77
Telefonica Latinoamerica          4,512.98           -        (11.93)        (141.58)        4,359.47
Telefonica Contenidos             1,196.93       91.17        (62.56)           2.07         1,227.61
Other business lines                641.01       71.53        136.65          (26.63)          822.56
---------------------------------------------------------------------------------------------------------
Total                             8,718.43      165.90       (476.80)        (444.12)        7,963.41
---------------------------------------------------------------------------------------------------------

(*) This amount basically refers to assignation of goodwill to intangible assets after business combinations.


--------------------------------------------------------------------------------------------------------
                                                                         Millions of Euros
                             ---------------------------------------------------------------------------
Goodwill  U.S.GAAP             Balance at     Additions  Retirements /    Translation     Balance at
                                12/31/03                   Transfers      differences      12/31/04
--------------------------------------------------------------------------------------------------------
Telefonica Moviles             1,553.77      2,164.77          8.33        (370.73)        3,356.12
Telefonica Latinoamerica       4,359.47         14.37         10.63        (119.30)        4,265.17
Telefonica Contenidos          1,227.61             -         (0.17)        (27.35)        1,200.09
Other business lines             822.56         30.06        (88.83)         28.74           792.54
--------------------------------------------------------------------------------------------------------
Total                          7,963.41      2,209.20        (70.04)       (488.64)        9,613.92
--------------------------------------------------------------------------------------------------------


     Goodwill arising on investments carried by the equity method under US GAAP is recorded in the "Other-long term investment" caption in Item 7 of this Note.


     Translation Adjustment Related to Goodwill
     ------------------------------------------

     Under Spanish GAAP, the translation of financial statements from the functional currency to the reporting currency involves multiplying all assets and liabilities, except for goodwill in certain cases, by the current exchange rate on the balance sheet date. Goodwill is translated using the historical exchange rate on the date the acquisition was consummated and recorded in Euros. Under U.S. GAAP, the amount allocated at the date of acquisition to the assets acquired and the liabilities assumed (including goodwill or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, Goodwill and Other Intangible Assets) should be translated at the current exchange rate as of the balance sheet date, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation.

     U.S. GAAP adjustments relating to earn-outs
     -------------------------------------------

     Under Spanish GAAP, contingent consideration based on maintaining or achieving specified earnings levels in future periods is recorded at the acquisition date as a liability (either as long term or short term). All future changes related to the achieved levels adjust the respective liability and goodwill.

     Under U.S. GAAP, EITF 95-8 requires that earn-out arrangements, as entered into by Endemol, should be accounted for as additional compensation and not additional goodwill when they refer to expected future services. In order to adjust accordingly, an additional compensation expense of (euro)76.62 million was recorded for the period ended December 31, 2004 ((euro)101.1 million in 2003).


     Reclassification of Cumulative Currency Translation Adjustment of
     -----------------------------------------------------------------
     Disposed Investees
     ------------------

     During 2004, the Group sold its foreign investments in the subsidiary Lycos, Inc. Under Spanish GAAP, the cumulative balance of currency translation adjustment related to this investment has been reclassified to retained earnings for a total of (euro)492.78 million as of December 31, 2004. Under U.S. GAAP these corresponding balances must be recorded in results of operations as part of the investment cost.

     In addition, under U.S. GAAP, Lycos Inc. is considered to be a "component of an entity", as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which will be eliminated from the ongoing operations of the Group as a result of the sale transaction. In addition, Terra Networks does not have any continuing involvement in the operations of Lycos Inc. after its sale. SFAS 144 states that in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of the business enterprise for current and prior periods shall report the results of operations of the component, including any gain or loss recognized, in discontinued operations, reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes.


10.  Pension Plan of the Brazilian Investees

     The subsidiary Telecomunicacoes de Sao Paulo, S.A., and the associated companies Telerj Celular, S.A. and Telest Celular, S.A.(which were subsidiaries up to December 27, 2002 when they were contributed to Brasilcel), Telebahia Celular, S.A. and Telergipe Celular, S.A. had various commitments with its employees as pension plans and medical and life insurance. In 2000, these companies, like the other companies composing the former Brazilian telecommunications system, Telebras, carried out a process of negotiation with their employees, which culminated in October 2000, to the transformation of the former pension plan into a new defined-contribution pension plan, and the cancellation of the life insurance plan. Substantially all the employees availed themselves in the new plan. As a result of this change, the provision recorded in prior years to cover the actuarial liabilities, under Spanish GAAP was overstated as of December 31, 2000. Management of the Group calculated the new liability to be recorded for the benefits payable to its employees and reclassified the resulting over-provision to the "Deferred Revenues" caption. As explained in Note 13, the Group has made a revaluation of terms in connection with this matter and decided to allocate some of this deferred revenue to income. Under U.S. GAAP, and according to SFAS 88, Employers' Accounting and Settlements and Curtailments of Defined

     Benefit Pension Plans and for the Termination Benefits, this over-provision should be recognized as income in the period in which it was generated.


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


12.  Derivative Instruments and Hedging Activities

     Under U.S. GAAP the Company has, effective January 1, 2001, adopted SFAS No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

     If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the risk being hedged are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

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

     Those hedging relationships designated as fair value hedges under U.S. GAAP have their respective hedge items recorded at fair value attributable to the risk being hedged and all hedging ineffectiveness is included in earnings.

     At December 31, 2004, 2003 and 2002, the Company has recorded a loss of
     (euro)37.2 million, (euro)111.6 million and profit of (euro)71.3 million, respectively, that related to the recognition of the risk being hedged for each respective hedged item at fair value. This adjustment offsets the respective recognition at fair value of those derivatives designated as fair value hedges. The Company had no material ineffectiveness recorded in earnings during 2004, 2003 and 2002.


Net Investment Hedges

     The Company's policy is to attempt to finance its activities in the same currencies as those of its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

     For the years ended December 31, 2004, 2003 and 2002, the Company recorded under Spanish GAAP approximately (euro)0.00 million, (euro)180.46 million and (euro)1,148.00 million of net gains respectively, related to non-derivative instruments and derivative instruments used as net investment hedges included as a cumulative translation adjustment in equity. Under Spanish GAAP, the requirements to qualify a net investment differ from those of U.S. GAAP. The main differences relate to the measurement of the hedge ineffectiveness.

     Those economic hedge instruments under Spanish GAAP that are not assigned as a net investment hedge under U.S. GAAP are recorded at fair value through earnings. On August 2002 the Company has decided to remove the designation under U.S. GAAP of the Net Investment Hedge on Brazilian subsidiaries. Additionally, all differences relating to net investment hedges under Spanish GAAP and U.S. GAAP (economic hedges not assigned and ineffectiveness) were recorded in earnings for the year ended December 31, 2004, 2003 and 2002. The Company has calculated the ineffectiveness of its remaining net investment hedges by comparing an appropriate "hypothetical" derivative and non-derivative contracts with the actual instruments being used. The impacts of those matters on earnings in 2004, 2003 and 2002 represented a profit of (euro)47.8 million (euro)49.3 million a loss of
     (euro)376.2 million, respectively, gross of tax and minority interests.


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

     As of December 31, 2004, 2003 and 2002 a total loss of (euro)40.6 million
     (euro)38.4 million and (euro)74.6 million, respectively, is expected to be reclassified into earnings during the next twelve months. The events that are expected to occur in the next twelve months that will trigger the reclassification of these components into earnings includes the termination of the hedging relationships. The average time over which the Company is hedging exposure to variability of cash flow is 24 months, 31 months and 46 months in December 31, 2002, 2003 and 2004, respectively.


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

     Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet where management believes a legal right of setoff exists under an enforceable netting agreement. Under U.S. GAAP, the approximate impact to record these derivatives at fair value for the year ended December 31, 2004, 2003 and 2002 represented a loss of approximately
     (euro)35.2 million, a profit of (euro)391.5 million, and a loss of
     (euro)167 million, respectively, before tax and minority interests.


13.  Stock Option Plans

     TIES Program
     ------------

     On February 23, 2000, the Board of Directors approved the establishment of a new compensation plan tied to the market price of the Company's share, with the grant of options on Company shares, known as the TIES Program (Note 20.a). In order to achieve the purposes of the program, two capital increases were approved. The method of assignment of shares under the option plan depends on the appreciation of Telefonica, S.A.'s shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefonica S.A. initially acquired by each employee.

     On February 14, 2001, the first capital increase indicated above was executed. The par value of the capital was increased by (euro)1,123,072, through the issuance of an equal number of common shares with additional paid in capital of (euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES program. On February 20, 2001, the second capital increase was executed. The par value of the capital was increased by (euro)31,504,244, through the issuance of an equal number of common shares with additional paid in capital of (euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

     Under US GAAP, the first capital increase under the TIES Plan would qualify as a compensatory fixed plan, in accordance with APB 25, which would require a fixed compensation charge based on the intrinsic value (fair value less stock price to employee) to be recorded against income and credited to additional paid in capital. The total compensation cost of
     (euro)14.89 million has been expensed in full in 2001 under U.S. GAAP, since there is not a requirement for a vesting period or the performance of future services.

     The grant of options on Company shares represents a compensatory variable plan under APB 25, since the number of shares to be granted are not known until the performance period has been completed. As of December 31, 2004, 2003 and 2002, the Company has not recorded any compensation on this part of the Plan, as compensation for shares payable upon achieving a target stock price generally should be recorded in total when the target is achieved, and the target had not been achieved at such date.

     The capital subscribed by BBVA and La Caixa amounted to (euro)157.52 million was treated as a finance transaction under U.S. GAAP, and thus reclassified as a liability, since the Banks do not have the right to pledge or exchange the shares and the Company maintains control over the shares through the agreement that entitles and obligates it to repurchase them. This adjustment has been considered in the computation of basic and diluted weighted average number of shares.


14.  Provisions for Restructuring and others.

     a)   Restructuring

     Under Spanish GAAP, expenses related to restructuring have been considered probable, and therefore have been provisioned. Under US GAAP, in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which the Company has decided to early adopt, if employees are not required to render service until they are terminated in order to receive the termination benefits or will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. Therefore, the related restructuring charges were eliminated under U.S. GAAP.

     b)   Other provisions

     These differences refers to those provisions recorded under Spanish GAAP following the "prudence principle" for possible loss contingencies. Under U.S. GAAP only those provisions considered probable ("events that are likely to occur") and that the amount of loss can be reasonable estimated can be recorded. Therefore, those provisions that did not meet that definition were reversed in the reconciliation note to U.S. GAAP.

15.  Adjustments related to US GAAP equity investees

     This adjustment reflects the U.S. GAAP adjustments made in the companies consolidated by the equity method under U.S. GAAP, mainly corresponds to the effects related to Brasilcel N.V., MediTelecom, S.A., Portugal Telecom, SGPS and Sogecable, S.A. in 2004 and 2003 and to the effects related to Terra Networks, Brasilcel N.V and Portugal Telecom, SGPS. in 2002.


     The detail of the main adjustments is as follows and refer basically to some concepts of our reconciliation items expressed previously:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Millions of Euros
                                                                                                      ----------------------------
                                                                                                          2003          2004
                                                                                                      (as restated*)
----------------------------------------------------------------------------------------------------------------------------------
Adjustments to Shareholders' equity

Start-up costs                                                                                            (5.38)          0.46
Business Combination, Goodwill arising from acquisitions, net of amortization
  and translation adjustment                                                                              12.63         (31.86)
Consolidation differences and unrealized gains (losses) on marketable securities                         (28.13)        (29.18)
Derivative instruments and hedging activities - SFAS No. 133                                              65.18          68.00
Other adjustments                                                                                        (33.73)        (25.11)
----------------------------------------------------------------------------------------------------------------------------------
Total Adjustments related to US GAAP equity investees                                                      10.37        (28.49)
----------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Millions of Euros
                                                                                        -----------------------------------------
                                                                                            2002         2003          2004
---------------------------------------------------------------------------------------------------------------------------------

Adjustments to Net income

Start-up costs                                                                               31.58          9.90          5.85
Business  Combination,  Goodwill  arising from  acquisitions,  net of amortization  and
translation adjustment                                                                       34.92         41.38         55.87
Derivative instruments and hedging activities - SFAS No. 133                                     -         85.42          2.78
Other adjustments                                                                            14.50        (18.03)       (24.49)
---------------------------------------------------------------------------------------------------------------------------------
Total Adjustments related to US GAAP equity investees                                        81.00        118.67         40.01
---------------------------------------------------------------------------------------------------------------------------------


Non-monetary Exchange for an Equity Investee

     On May 8, 2002 Telefonica de Contenidos, S.A.U. (Telefonica de Contenidos, a Telefonica's 100% subsidiary) entered into an agreement with Sogecable, S.A. (a listed Company in Madrid Stock Exchange - Sogecable) to merge its equity investee DTS Distribuidora de Television Digital, S.A (Via Digital) with Sogecable, subject to the Spanish Government's approval. The conditions under this agreement stated that a share capital increase of 23% in Sogecable has been offered to Telefonica de Contenidos in exchange for the 100% in Via Digital. In order to fulfill such conditions, as indicated in note 2(c), in the first half of 2003 Telefonica de Contenidos increased its participation in

     Via Digital through a capital increase and conversion of debentures from a 48.6% to a 96.6% ownership. On July 2, 2003 Telefonica concluded this non-monetary exchange in which Telefonica de Contenidos transferred its ownership of Via Digital to Sogecable, S.A. in exchange for a non-controlling ownership interest of 23,83% in such Company (Sogecable, S.A.).

     Under Spanish GAAP, non-monetary transactions related to exchange of investments are accounted for at the lower of cost or fair value, therefore no effect was recognized since the carrying amount under Spanish GAAP was lower than the fair value at the time of this transactions. Under US GAAP, this transaction was accounted for based on the fair values of the assets exchanged in accordance with EITF 01-2 - Interpretations of APB Opinion No. 29 - Accounting for Non-monetary Transactions. Therefore a gain was recognized for the difference between the fair value and carrying value less the respective portion related to economic interest retained.

     In addition, in accordance with APB Opinion No. 18 - The Equity Method of Accounting for Investments in Common Stock and SFAS No. 141 - Goodwill and Other Intangible Assets, Telefonica accounted for the difference between its cost and the underlying equity in net assets of Sogecable as if the Sogecable were a consolidated subsidiary. Therefore, Telefonica has completed the purchase price allocation in order to properly identify the part of such difference that correspond to an unrecorded intangible assets and residual equity method goodwill. Under Spanish GAAP and US GAAP the Group concluded that an amount of (euro)607 million of equity method goodwill arose from this transaction. Under Spanish GAAP, equity method goodwill is being amortized over a period of twenty years, while, under U.S. GAAP, according to SFAS No. 142, goodwill is not being amortized.

16.  Effective interest rate

     Several contracts in Telefonica Comunicaciones Personales, S.A. accrue increasing interest rates. This practice is allowed under Spanish GAAP. However, for US GAAP purposes according to APB 21, it is necessary to calculate an effective interest rate (an Investment Return Rate equivalent) for the period in which the contract is effective.

17.  Temporary Impairments

     In 1999, the Group has analyzed the impact at Telefonica de Espana of the new measures on the recoverability of the value of some of its property, plant and equipment. As a result, in 1999 the Company recorded a provision of (euro)1,322.56 million with a charge to extraordinary expenses. This analysis considered the discounted cash-flow approach. In subsequent years, due to new conditions, the related allowance was revalued and reversed

     Accordingly, under Spanish GAAP, this allowance was considered as a temporary impairment, and it was reversed in 2002 and 2001. Under US GAAP this impairment was not reversed since according to an US GAAP analysis, this impairment was considered permanent.

18. Sale and leaseback involving real estate

     During 2003 Telefonica Group sold and leased back certain administrative buildings to a third party, which is not an Special Purposes Entity (SPE). Under Spanish GAAP, the building was removed from the balance sheet and a gain immediately recognized in statement of income.

     Under U.S. GAAP, such transaction involving real estate, including real estate with equipment, must qualify as a sale under the provisions of FASB Statement No. 66

     "Accounting for Sales of Real Estate" before it is appropriate for the seller-lessee to account for the transaction as a sale-leaseback under SFAS No. 98 "Accounting for Leases - Sale-Leaseback Transaction Involving Real State, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases".

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

     Effective January 1, 2003, the Group adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. This standard requires the Group to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations are accreted to their present value at the end of each reporting period. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

     Telefonica evaluated it's leased and owned assets utilized in its operations in Spain and overseas. During this evaluation, it was determined that for certain assets an asset retirement obligation in acordance with SFAS N(0) 143 was necessary.

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

     Net income (loss) per share for U.S. GAAP purposes was computed using the weighted average number of shares outstanding for all periods. SFAS No.128, Earnings per Share, requires the computation of diluted EPS considering the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued, unless inclusion of these shares results in an anti-dilutive effect on per - share amounts.

     Additionally, the number of shares outstanding has increased as a result of stock dividends during the periods presented so the computation of basic and diluted EPS has been adjusted retroactively for all years presented.


3.   Comprehensive Income (Loss)

     SFAS No. 130, Reporting Comprehensive Income, defines Comprehensive Income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in shareholders' equity, since a Comprehensive Income caption does not exists.

     The following is a Statement of Comprehensive Income (Loss) prepared using U.S. GAAP amounts:

-----------------------------------------------------------------------------------------------------
                                                                     Millions of Euros
                                                        ---------------------------------------------
       Statement of Comprehensive Income (loss)
                                                        ---------------------------------------------
                                                             2002           2003           2004
-----------------------------------------------------------------------------------------------------
Net Income (Loss) under U.S. GAAP                           (5,206.06)      2,690.31       2,578.01

Other Comprehensive Income (Loss):
   Foreign currency translation adjustments                 (9,198.13)       (502.94)        (35.98)
   Translation differences related to disposals(*)                  -              -         492.78
   Unrealized gain (loss) on securities available for
     sale, net of tax                                         (125.97)         22.36          77.84
   Derivatives instruments and hedging activities,  net
     of tax                                                    188.96           4.58         (66.82)
-----------------------------------------------------------------------------------------------------
Comprehensive Income (Loss)                                (14,341.20)      2,214.31       3,045.83
-----------------------------------------------------------------------------------------------------

(*)  There is no tax effect on this adjustment

The table below displays changes in Accumulated Other Comprehensive Income
(Loss):

--------------------------------------------------------------------------------------------------
                                                                    Millions of Euros
Accumulated Other Comprehensive Income (Loss)          -------------------------------------------
                                                           2002           2003            2004
--------------------------------------------------------------------------------------------------
Beginning balance, January 1,                             (7,381.32)    (16,516.46)   (16,992.47)
Foreign currency translation adjustments                  (9,198.13)       (502.94)       (35.98)
Translation differences related to disposals(*)                   -              -        492.78
Unrealized gain (loss) on securities available
    for sale, net of tax                                    (125.97)         22.36         77.84
Derivatives and hedging activities:
Deferred gain on SFAS 133 hedges, net of tax                 188.96           4.58        (66.82)
--------------------------------------------------------------------------------------------------
Ending balance, December 31                              (16,516.46)    (16,992.47)   (16,524.65)
--------------------------------------------------------------------------------------------------

(*)  There is no tax effect on this adjustment


     The table below displays the Components of accumulated other comprehensive Income (Loss):

--------------------------------------------------------------------------------------------------------
                Components of accumulated                               Millions of Euros
           other comprehensive Income (Loss)               ---------------------------------------------
                                                                2002           2003           2004
--------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                    (16,195.11)    (16,698.05)    (16,241.25)
Unrealized loss on securities available for sale, net of       (242.11)       (219.75)       (141.92)
tax
Derivatives and hedging activities - SFAS 133, net of tax       (79.24)        (74.66)       (141.48)
--------------------------------------------------------------------------------------------------------
 Ending balance, December 31                                (16,516.46)    (16,992.47)    (16,524.65)
--------------------------------------------------------------------------------------------------------


4.   Other consolidation differences

     The Company has consolidated under Spanish GAAP certain companies of which it owns less than 50% of the common voting stock, which, in accordance with U.S. GAAP, should be carried by the equity method. The following summarizes the effect under U.S. GAAP for consolidation purposes:

     - Terra Networks, for which the Company reduced its participation in the year 2000 from 70.47% to under 50%, is being consolidated under Spanish GAAP, since the Company has its control rights by having the majority of the votes in the Board of Directors. In addition, in July 2003, Telefonica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company's shares for
          (euro)5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefonica's direct holding in Terra was 71.97%. In December 2003, Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company's stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefonica Group increased its effective percentage of ownership from 71.97% to

          75.29% as of December 31, 2003. For U.S. GAAP, until the completion of the tender offer, since the Company did not have either the majority of voting rights or an agreement that guaranteed the control rights for a minimum period of 10 years, this investment was accounted for by the equity method.

     - Since June 2002, the investment in Atlanet, S.p.a has been carried by the equity method under Spanish GAAP, which was previously consolidated. Therefore the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through June 30, 2002.

     - On December 27, 2002, after complying with Brazilian regulatory requirements, Telefonica Moviles, S.A. and Portugal Telecom Moveis Servicios de Telecomunicacoes, SGPS, S.A. (PT Moveis) incorporated Brasilcel, a 50/50 Joint Venture, by contributing 100% of their respective direct and indirect interest in the following mobile communications companies in Brazil:


--------------------------------------------------------------------------------
                    Companies                          % Affiliates
                                         ---------------------------------------
                                          Telefonica    PT Moveis      Total
                                            Moviles
--------------------------------------------------------------------------------
Celular CRT Participacoes, S.A.              40.90%       7.58%      48.80%
TeleLeste Celular Participacoes, S.A.        27.70%          -       27.70%
TeleSudeste Celular Participacoes, S.A.      83.56%          -       83.56%
Telesp Celular Participacoes, S.A.           14.68%      50.44%      65.12%
--------------------------------------------------------------------------------


          Under Spanish GAAP, Brasilcel's balance sheet as of December 31, 2003 and 2002 is integrated in the consolidated annual accounts by the proportional integration method, while the results of the Brazilian entities contributed by Telefonica Moviles, S.A. have been included in the consolidate statements of operations for the full year 2002 since the contribution and formation of Brasilcel took place in December 27, 2002 and integrated by the proportional integration method in 2003. For U.S. GAAP purposes Brasilcel's balance sheet is accounted for the equity method as of December 31, 2003 and 2002.

          The fair value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefonica Moviles, S.A. was (euro)1,898 million. According to EITF Issue 01-02, Interpretation of APB Opinion N(0) 29, the exchange of a consolidated business for an interest in a joint venture would not result in a gain recognition, absent the receipt of cash or near cash consideration; as a consequence, Brasilcel, N.V. has been considered in the consolidation for U.S. GAAP and Spanish GAAP at historical cost of the consolidated business in Brazil prior to the transaction.

          In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") and amended FIN 46R in December 2003. FIN 46R requires that all primary beneficiaries of Variable Interest Entities
          (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. We have reviewed all applicable arrangements in order to determine whether an entity is a VIE and if so, if we are the primary beneficiary. We also reviewed our investment portfolio, including associated companies, as well as other arrangements to determine whether we are the primary beneficiary of any VIEs. Accordingly to such analysis, except for the deconsolidation of Telefonica Finance (our trust preferred shares vehicle), since we are not the primary beneficiary, the impact of the adoption of FIN 46R did not identify any other VIE that should have changed the consolidation method applied under Spanish GAAP and no other significant interest in a VIE that would require any additional disclosures.

     The difference in these accounting consolidation procedures did not have an impact in shareholders' equity or net income for the periods presented. However, the balance sheet, statements of income and cash flow captions for the respective periods are different under Spanish GAAP and U.S. GAAP. The tables below demonstrate the effects of these differences in consolidations in the Spanish GAAP financial statements:


                                                             Million of Euros(a)
                                                    12/31/02       12/31/03       12/31/04
                                                 ---------------------------------------------
Abridged balance sheets
Due from stockholders                                (291.86)             -              -
Tangible fixed assets                                (888.43)       (853.92)       (890.67)
Intangible assets and start-up expenses            (1,281.76)     (1,221.05)     (1,277.65)
Holdings in associated companies                    2,949.21       1,831.34       2,065.10
Other financial investments                          (750.70)        (93.17)       (100.23)
Goodwill                                           (1,089.09)       (688.46)       (679.03)
Deferred expenses                                     (13.54)         (2.25)         (2.60)
Current assets                                       (796.54)       (757.34)       (985.23)
                                                 ---------------------------------------------
TOTAL ASSETS                                       (2,162.71)     (1,784.85)     (1,870.31)
                                                 =============================================
Minority Interests                                 (2,234.46)       (387.99)       (308.02)
Deferred income                                        (0.49)             -              -
Provisions for contingencies and expenses             (32.50)        (26.36)        (41.31)
Long term debt                                       (484.65)       (342.92)       (342.20)
Current liabilities                                   589.39      (1,027.58)     (1,178.78)
                                                 ---------------------------------------------
TOTAL LIABILITIES                                  (2,162.71)     (1,784.85)     (1,870.31)
                                                 =============================================

(a) Figures included in the year 2004 and 2003, mainly corresponds to the effects related to Brasilcel N.V. Figures included in the year 2002 mainly corresponds to the effects related to Terra Networks and Brasilcel N.V.

                                                               Millions of Euros (a)
                                                      12/31/02        12/31/03       12/31/04
                                                   ==============================================
Abridged income statements
Net revenues from operations                            (511.23)     (1,643.41)     (1,569.62)
Operating Expenses                                      (653.05)     (1,125.09)     (1,013.69)
  Personnel expenses                                    (180.49)       (157.48)        (90.31)
  External services and good purchased                  (472.56)       (967.61)       (923.38)
Period depreciation and amortization                    (414.31)       (431.60)       (317.83)
Other expenses                                           (21.52)        (30.51)        (52.84)
                                                   ----------------------------------------------
Operating income                                         577.65         (56.21)       (185.26)
Financial income (expense)                               (57.14)        118.74         150.49
Extraordinary expenses                                 1,049.53         152.95          (5.69)
                                                   ----------------------------------------------
Income (loss) before tax                               1,570.04         215.48         (40.46)
Corporate income tax                                     342.63          65.12          58.54
Minority interest                                     (1,171.83)       (139.54)         36.26
Income (loss) from associated companies                 (740.84)       (141.06)        (54.34)
Net income for the year                                       -              -              -
                                                   ==============================================

(a) Figures included in the year 2004, mainly corresponds to the effects related to Brasilcel N.V. for the period ended December 31, 2004.Figures included in the year 2003, mainly corresponds to the effects related to Brasilcel N.V. for the period ended December 31, 2003 and Terra Networks until July 31, 2003. Figures included in the year 2002 present the effects of Atlanet S.p.a up to June 2002, and Terra Networks for the full year.



                                                               Millions of Euros(a)
                                                      12/31/02       12/31/03       12/31/04
                                                   =============================================
Abridged statements of cash flow
Net Cash provided by operating activities                204.85       (241.78)       (144.05)
Net Cash used in investing activities                    194.79        416.10         435.65
Net Cash used in financing activities                     19.04        (32.36)       (303.38)
Effects of exchange rate changes on cash                  79.40         27.84             -
                                                   ---------------------------------------------
Net change in cash and cash equivalents                  498.08        169.80        (11.79)
Cash and cash equivalents at beginning of year          (683.63)      (185.55)       (15.75)
                                                   ---------------------------------------------
Cash and cash equivalents at year-end                   (185.55)       (15.75)       (27.54)
                                                   =============================================

(a) Figures included in the year 2004, mainly corresponds to the effects related to Brasilcel N.V. for the period ended December 31, 2004.Figures included in the year 2003, mainly corresponds to the effects related to Brasilcel N.V. for the period ended December 31, 2003 and Terra Networks until July 31, 2003. Figures included in the year 2002 present the effects of Atlanet S.p.a up to June 2002, and Brasilcel N.V. and Terra Networks for the full year.

5.   Disclosure about fair value of financial instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value of its financial instruments as of December 31, 2004 and 2003. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

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

     c.   Long-term financial investments

          The fair value of certain investments is estimated based on listed market prices for those or similar investments. For investments for which there are no market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. In view of the limited volume of these investments considered individually, the cost of their valuation based on an estimate of future cash flows discounted at market interest rates for investments of this type would be disproportionate with respect to the additional information to be gained, and the Company's management considers that the difference between the book value and the fair value is not material.

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

          The estimated fair values and carrying values under Spanish GAAP, as of December 31, 2004 and 2003 of the financial instruments are as follows:

----------------------------------------------------------------------------------------------------
                                                                  Millions of Euros
                                                  --------------------------------------------------
                                                    Balance at 12/31/03      Balance at 12/31/04
                                                  --------------------------------------------------
                                                    Carrying      Fair       Carrying      Fair
                                                     Value        Value       Value        Value
----------------------------------------------------------------------------------------------------
Assets:
Cash and cash equivalents:
  Short term financial investments                   3,200.10    3,187.46     2,288.35    2,288.35
  Cash                                                 336.42      336.42       855.02      855.02
Long-term financial investments for which it is:
  Practicable to estimate fair value                 3,611.93    3,428.46     2,918.95    2,909.96
  Not practicable                                      597.38      597.38       566.47      566.47
Current assets                                       6,812.84    6,812.84     7,809.06    7,809.06
Liabilities:
Short-term payables                                 13,848.85   11,980.87    19,344.93   16,647.98
Bonds and debentures                                12,408.71   13,805.94     9,319.47   10,734.23
Payable to credit entities:
Loans and credits                                    4,932.56    6,035.50     5,450.37    6,864.00
Derivative financial instruments (*):
Foreign currency swaps                                    N/A     (934.32)         N/A   (1,418.00)
Interest rate swaps                                       N/A      113.68          N/A      165.00
Forwards                                                  N/A     (104.48)         N/A     (101.00)
Foreign currency options                                  N/A      102.37          N/A       25.00
Interest rate options                                     N/A      (75.15)         N/A     (105.00)
Shares options                                            N/A         N/A          N/A         N/A
----------------------------------------------------------------------------------------------------

(*) The carrying value of assets and liabilities include the carrying value of the derivative financial instruments.


6.   Stock option plans

     Accounting Policy

     Under Spanish GAAP, the Company has accounted for stock-based awards to employees as described in Note 20.

     Under U.S. GAAP, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company's stock on the measurement date over the amount an employee must pay to acquire the stock (the "intrinsic value"), and is recognized over the vesting period.

     Stock Compensation Plans

     The Company has issued three stock option plans to its employees, the TOP Plan, TIES Program and the EN-SOP Program based on Telefonica's stock, which are fully described in Note 20. The Company's subsidiaries TPI, Telefonica Moviles and Terra Networks have established their own stock option plan to its employees. A full description of the characteristics of each of these plans is given in Note 20 to the financial statements. The additional U.S. GAAP disclosures relating to each applicable stock option plan are presented below.


     TOP Plan

     According to the accounting policies described above, the Company did not record any compensation expense relating to the Plan TOP for the year ended December 31, 2002 and 2003, since Plan TOP is a fixed plan with no intrinsic value at the grant date.

     Had compensation expense for options granted under Plan TOP been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock Based Compensation, the Company's charge for the years ended December 31, 2002 and 2003 would not have been material in net income or basic earnings per share. As of December 31, 2003 this plan expired.


     TIES Program

     According to the accounting policies described above, the Company did not record any compensation expense relating to the TIES Program for the years ended December 31, 2003 and 2004, since this Plan contains a floating conversion ratio based upon the Company's stock price, and it was not feasible to estimate at December 31, 2002, 2003 and 2004 the quantities of shares that could probably vest in the future. In 2004, no new options have been granted.

     Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company would not have recorded any compensation expense for the same factors indicated above.


     EN-SOP Program

     According to the accounting policies described above, the Company did not record any compensation expense relating to the EN-SOP Program for the years ended December 31, 2003 and 2004, since this plan did not have an intrinsic value at the grant date.

     Had compensation expense for options granted under the EN-SOP Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company's charge for the years ended December 31, 2003 and 2004 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 4.55%; expected life of 3.5 years; expected dividend yield of zero percent; and assumed volatility of 46%.

     The weighted average fair value of options granted during the year ended December 31, 2004 was approximately Euros 2.96 per share.

     TPI Plan

     According to the accounting policies described above, the Company did not record any compensation expense relating to the TPI Plan since for the year ended December 31, 2002 and 2003, this plan did not have an intrinsic value at the measurement date.

     Had compensation expense for options granted under TPI Plan been determined based on fair value at the grant dates in accordance with SFAS No. 123, Accounting for Stock Based Compensation , the Company's charge for the years ended December 31, 2002 and 2003 would not have been material in net income or basic earnings per share. As of December 31, 2003 this plan was expired.


     Telefonica Moviles Plan (MOS)

     As this stock option plan permits at the option of the holder either exercise for cash or in shares, according to US GAAP, a presumption exists that an employee will elect the cashless exercise and the option should be accounted for as a variable plan. According to the accounting policies described above, the Company did not record any compensation expense relating to the MOS Plan for the year ended December 31, 2003 and 2004, since this plan did not have an intrinsic value at the year end.

     Had compensation expense for options granted under MOS Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company's charge for the years ended December 31, 2003 and 2004 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of
     2.27 %; expected life of 2.7 years; expected dividend yield of 2.63 percent; and assumed volatility of 29.17 %.


     Terra Networks Plan

     According to the accounting policies described above, the Company did not record any compensation expense for the year ended December 31, 2003 and 2004, since the exercise price of the options was equivalent to the fair value Terra Networks' ordinary shares on the measurement date.

     The weighted average contractual life of outstanding options was 4 years. In 2004, no new options have been granted and at December 31, 2003, the fair value of options granted during 2003 pursuant to the second phase of the Stock Option Plan was approximately Euros 1.55 per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 3.52%; expected life of 5 years; expected dividend yield of zero percent; and assumed volatility of 39.59%.

     Had compensation cost for these grants been determined consistent with Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," the Group's net loss would have been increased by approximately Euros 11,1 million for 2004, and the Group's basic and diluted loss per share under US GAAP would have increased by Euros 0.02 per share for the year ended December 31, 2004.

     The status of the Company's stock option plans is summarized below as of December 31, 2003 and 2004:

------------------------------------------------------------------------------------------------------------------------
                                                                   En-Sop
                                     Top Plan        Ties Plan     Program       TPI Plan     Mos Plan      Terra Plan
------------------------------------------------------------------------------------------------------------------------
Outstarding at December 2002         13,066,516     29,956,042    3,227,944     4,697,400    16,392,164    8,900,502
------------------------------------------------------------------------------------------------------------------------
Granted                                  -           1,210,224    2,559,084          -          606,895       70,000
------------------------------------------------------------------------------------------------------------------------
Forfeited/Expired                   (13,066,516)    (1,052,727)    (640,300)   (4,697,400)   (4,179,987)  (2,531,806)
------------------------------------------------------------------------------------------------------------------------
Outstarding at December 2003             -          30,113,539    5,146,728          -       12,819,072    6,438,696
------------------------------------------------------------------------------------------------------------------------
Granted                                  -              -         2,246,732          -            -             -
------------------------------------------------------------------------------------------------------------------------
Forfeited/Expired                        -            (321,112)    (710,661)         -       (1,681,928)  (4,054,876)
------------------------------------------------------------------------------------------------------------------------
Outstarding at December 2004             -          29,792,427    6,682,799          -       11,137,144    2,383,820
------------------------------------------------------------------------------------------------------------------------


7.   Pension and post-retirement benefits

     As described in Note 14, Telefonica de Espana has an agreement with some employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institucion Telefonica de Prevision).

     In addition, the Group has a life insurance (internal allowance for survivorship benefits) whereby serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefonica de Espana has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%.

     Telefonica accounting policy for Pensions and Other Post retirements benefits has been compliant with SFAS 87 Employers Accounting for Pensions and SFAS 106 Employers Accounting for Post-retirement Benefits other than Pensions.

     The following is a reconciliation of beginning and ending balances of the benefit obligation for the two Plans mentioned above.

----------------------------------------------------------------------------------------------------
                                                                        Millions of Euros
                                                               -------------------------------------
                                                                  2002        2003         2004
----------------------------------------------------------------------------------------------------
Change in benefit obligation
Projected Benefit obligation at the beginning of the year        748.74       719.72      687.53
Service Cost                                                       5.61         5.50        5.70
Interest Cost                                                     42.68        40.83       38.75
Actuarial gain/loss                                               (6.30)       (9.04)      (2.09)
Benefits paid                                                    (71.01)      (69.48)     (66.83)
Benefit obligation at the end of the year                        719.72       687.53      663.06
----------------------------------------------------------------------------------------------------


     The detail of the funded status of the plans and the amounts recognized and not recognized in the consolidated balance are as follow:


----------------------------------------------------------------------------------------------------
                                                                        Millions of Euros
                                                               -------------------------------------
                                                                  2002        2003        2004
----------------------------------------------------------------------------------------------------
Funded status                                                   (719.72)     (687.53)    (663.06)
Unrecognized prior service cost                                  282.23       221.76      160.17
Prepaid (accrued) benefit cost                                  (437.49)     (465.77)    (502.89)
----------------------------------------------------------------------------------------------------


     The components of net periodic benefits costs for the years ended December 31, 2002, 2003 and 2004 are as follow:


--------------------------------------------------------------------------------------------------
                                                                       Millions of Euros
                                                              ------------------------------------
                                                                  2002        2003        2004
--------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
Service Cost                                                       5.61        5.50        5.70
Interest cost                                                     42.68       40.83       38.75
Amortization of actuarial gain/loss                               (6.30)      (9.04)      (2.09)
Amortization of prior service cost                                61.59       61.60       61.59
Net periodic benefit cost                                        103.58       98.89      103.95
--------------------------------------------------------------------------------------------------

     The Accumulated Benefit Obligation for the years ended December 31, 2002, 2003 and 2004 are as follow:

     ----------------------------------------------------------------------
                                                         Millions of Euros
                                        -----------------------------------
                                              2002       2003        2004
     ----------------------------------------------------------------------

     Accumulated Benefit Obligation         690.28      664.09      639.41
     ----------------------------------------------------------------------

     The following actuarial assumptions were used in 2002, 2003 and 2004

     ----------------------------------------------------------------------
                                              2002        2003        2004
     ----------------------------------------------------------------------
     Weighted-averaged assumptions to
       determine Benefits Obligation at
       December, 31.
     Discount rate                          5.983%       5.961%      5.936%
     Rate of compensation increase          2.500%       2.500%      2.500%
     ----------------------------------------------------------------------

     The following benefits payments for the above mentioned plans are expected to be paid:

                                     -------------------------------------
                                                            Millions of
                                                               Euros
                                     -------------------------------------
                                     2005                       66.15
                                     2006                       63.79
                                     2007                       60.99
                                     2008                       59.70
                                     2009                       59.40
                                     2010 - 2014               267.61
                                     -------------------------------------

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

     As of December 31, 2002, (euro)1,892 million relating to the provision recorded for the value of the investment in Ipse 2000, S.p.A. are recorded under the caption "Provisions for contingencies and expenses". Under U.S.GAAP, this amount would be reflected decreasing the investment and the accounts receivable. In 2003 and 2004, Telefonica reclassified (euro)969 million and (euro)95 million, respectively, of these provisions to reflect a lower balance of the equity investment, since Ipse 2000 recorded the impairment of its assets in separate accounts.

     The provision recorded is broken down as follows:

     -----------------------------------------------------------------------------------------------------------
                                                  Millions of Euros
     -----------------------------------------------------------------------------------------------------------
                                                                         12/31/02       12/31/03        12/31/04
     -----------------------------------------------------------------------------------------------------------
       IPSE 2000, S.p.A impairment                                            884              -               -
       Allowance for loan losses in accounts receivable from                  815            736             656
       IPSE 2000 and provision for contingencies
     -----------------------------------------------------------------------------------------------------------
       Total Telefonica Moviles                                             1,699            736             656
     -----------------------------------------------------------------------------------------------------------
       Additional impacts at Telefonica due to additional
        ownership in IPSE 2000 (Telefonica Data)                              192              4               -
     -----------------------------------------------------------------------------------------------------------
       Total Telefonica                                                     1,892            740             656
     -----------------------------------------------------------------------------------------------------------

     a)   IPSE 2000, S.p.A. impairment

          During the first half of 2002 there were significant changes in the marketplace, from a competitive, technological, financial and regulatory perspective which caused Telefonica to revaluate and update the assumptions of the business plans of its affiliate in Italy and to reconsider its overall short and medium term strategy in this country.

          Based on the assessments obtained in 2002, and to ensure that the investments were correctly valued, Telefonica decided in 2002 to reduce the risk exposure in its books relating to this equity investment in Italy, both under US and Spanish GAAP. According to APB 18, as the fair value for this investment obtained from independent appraisals was significantly lower than the carrying value, it clearly indicated a loss in the value of the investment; that was other than a temporary decline. Therefore, an impairment loss was recognized in the value of the investment.

          Under Spanish GAAP, this correction in the value of the investment was registered as a provision. Under US GAAP, it should be registered as a reduction of the cost of that investment. Under Spanish GAAP, equity value of Ipse 2000, S.p.A. accounted for as "Investment in associated companies" amounted to (euro)1,108 million, (euro)80 million and (euro)33 million as of December 31, 2002, 2003 and 2004, respectively. Under US GAAP, this equity investment would have been (euro)129 million ,
          (euro)80 million and (euro)33 million in 2002, 2003 and 2004 respectively. The difference between Spanish GAAP and US GAAP in the amount shown in the caption of "Investment in associated companies-Ipse" in 2002 is only due to different classification of assets and liabilities related to this investment and, consequently there is no difference in net income or shareholder's equity in 2002.

     b) Allowance for loan losses in accounts receivable from IPSE 2000 and provision for contingencies

          In accordance with SFAS 114, the account receivable that Telefonica had with Ipse 2000, S.p.A. as of December 31, 2002, 2003 and 2004 amounting to (euro)235 million, (euro)284 million and (euro)314 million have been provided based on the calculation performed on the possible recoverability of this account receivable.

          Paragraph 19 of APB 18 states that an investor should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. Additionally, according to SFAS 5, any estimated loss from a contingency should be accrued by a charge to income if the conditions required under paragraph 8 are met. Based on the available facts, the management considered that these conditions were met, and therefore a provision was recorded under Spanish GAAP as of December 31, 2002, 2003 and 2004 relating to guarantees given by Telefonica to certain banks, which provided a bank guarantee to the Italian authorities as security for the deferred payments for the UMTS licenses. Also, a provision was recorded as of December 31, 2002, 2003 and 2004 for a further guarantee to Ferrovie dello Stato, S.p.A., an Italian railway company, as Ipse 2000 entered into an agreement with this company pursuant to which Ipse 2000 has been granted certain access rights to and rights of use of a specified portfolio of such railway company's sites.

9.   Impairment of long-lived assets.

     The Group evaluates the recoverability of the carrying amount of its long-lived assets, including its administrative concessions, when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

     In performing the review for recoverability of long-lived assets under Spanish GAAP and U.S. GAAP, the Group estimates the future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. Measurement of an impairment loss is based on the fair value of the long-lived assets under both GAAP (discounted cash flows). Since both discounted and undiscounted cash flows have been higher than the carrying amount of long-lived assets, no difference has arisen in 2004, 2003 and 2002 between Spanish and U.S. GAAP, except for the impairment charge recorded on the Telefonica Deutschland (Former Mediaways) contract and Telefonica UK described in
     Note 25.9.

     The estimates for the demand of 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the "value chain" and by the conflicts between suppliers and software and application developers which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother "migration" to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international "footprint" issue, so important a couple of years ago, is no longer a critical factor and is more important to have sufficient scale in a particular market to obtain reasonable returns.

     Taking into account these circumstances and considering SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Group compared the value obtained from undiscounted cash flows with the carrying value of the licenses and considering that this carrying value was higher, decided, using a discounted cash flow approach, to estimate the fair value of the UMTS licenses, resulting a write down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obtained in the cash flow approach. Based on the assessments obtained the Company has recognized an impairment for such licenses in Germany, Austria and Switzerland, basically.

10.  Fixed and Other Non-Current Assets

     Since several U.S. GAAP differences affect fixed and other noncurrent assets, shown below a detail of this caption under U.S. GAAP:

     -------------------------------------------------------------------
                                                  Millions of Euros
                                               -------------------------
                                                  2003         2004
     -------------------------------------------------------------------
     Property, Plant and Equipment              22,718.36    21,823.17
     Intangible Assets                           4,484.93     4,808.01
     Other Long-term Investments                18,584.33    14,881.90
     Goodwill                                    7,963.41     9,613.92
     -------------------------------------------------------------------
     Total fixed and other noncurrent assets    53,751.03    51,127.00
     -------------------------------------------------------------------

11. Statements of cash flows

     Spanish GAAP do not require presentation of a statement of cash flows.

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments (or investments) purchased to be cash equivalents, i.e., "cash and banks" and "short-term investments".

     The following are consolidated statements of cash flows considering the guidance provided by IAS 7 Cash Flow Statements, based on the financial statement amounts reported under Spanish GAAP:

-----------------------------------------------------------------------------------------------------
                                                                       Millions of Euros
                                                            -----------------------------------------
                                                                2002          2003          2004
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Cash received from customers                                   29,162.45     33,386.78    36,339.08
  Dividends from associated companies                              41,19         62,68        71.24
  Cash paid to suppliers and employees (net of
  amount capitalized)                                        (18,551.56)   (22,421.21)  (24,674.10)
  Net interest paid                                           (1,610.89)    (1,559.53)   (1,223.43)
  Payment for income taxes                                      (226.58)      (277.66)     (326.00)
                                                            -----------------------------------------
Net cash provided by operating activities                       8,814.61      9,191.06    10,186.79

Cash flow from investing activities:
  Proceeds from investments in affiliates                         457.26        752.30       563.62
  Proceeds from sale of property, plant and
   equipment                                                       88.12        424.24       241.27
  Proceeds from capital grants                                      7.56          2.85        13.51
  Purchase of new investments, net of cash acquired           (2,021.31)    (2,867.30)   (6,308.97)
  Net payments for intangible assets and deferred charges     (4,311.82)    (3,483.77)   (3,488.15)
                                                            -----------------------------------------
Net cash used in investing activities                         (5,780.19)    (5,171.67)   (8,978.72)

Cash flow from financing activities:
  Proceeds from issuance of stock                               2,006.56         12.12        92.49
  Proceeds from debentures and bonds                              285.83      2,860.25       572.99
  Proceeds from other loans, credit facilities and notes
   payable                                                      8,229.00      6,529.74    18,659.57
  Debentures and bonds redeemed                               (1,067.24)    (1,637.14)   (1,790.57)
  Repayments of other loans, credit facilities
    notes payable and short term loans                       (11,503.24)   (10,457.27)  (16,546.22)
  Dividends paid                                                 (52.00)    (1,486.65)   (2,949.49)
                                                            -----------------------------------------
Net cash provided by financing activities                     (2,101.10)    (4,178.93)   (1,961.23)

Others non cash effects                                         (546.85)        120.01       476.24
Net change in cash and cash equivalents                           386.47       (39.53)     (276.92)
Cash and cash equivalents at beginning of year (*)              3,189.11      3,575.59     3,536.03
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        3,575.58      3,536.06     3,259.11
-----------------------------------------------------------------------------------------------------

     (*) Cash and cash equivalents have not included treasury stocks in 2002, since the Company had decided to cancel part of those shares during 2003.

12.  Business Segment Data

     During 2004, the Group implemented certain measures to further simplify the business lines. The measures taken in 2004 include most notably the approval of the inclusion of the Telefonica Empresas business line, which was organized to include Telefonica Data, Telefonica Soluciones and Telefonica International Wholesale Services, in the Spain and Latin America fixed line business lines

     The group is organized according to six principal operating segments, each of which is headed by an operating subsidiary that is under the Telefonica Holding control. These five principal operating segments are:

     o    Telefonica de Espana: fixed-line telecommunications services in Spain

     o    Telefonica Moviles: worldwide wireless communications services.

     o Telefonica Latinoamerica: fixed-line telecommunications services in Latin America.

     o    Telefonica Contenidos: worldwide audiovisual content and media.

     o    Terra: worldwide Internet-related services.

     In addition, the company has several other lines of business, including:

     o Publishing, development and sale of advertising in telephone directories conducted through Telefonica Publicidad e Informacion, S.A.

     o Operation of contact centers in Europe (Spain), Latin America, Northern Africa (Morocco) conducted through Atento Holding Telecomunicaciones, S.A.

     The main figures by segment under Spanish GAAP in 2004 and 2003 were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Millions of Euros
                          ----------------------------------------------------------------------------------------------------------
                           Telefonica   Telefonica  Telefonica    Telefonica           Telefonica
-------------------------- De Espana     Moviles   Latinoamerica  Contenidos   Terra     Holding      Other   Eliminations    Total
    December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
Sales to external
  clients                  10,295.09    10,577.34     6,549.15   1,200.16    399.92      2.41    1,297.82           -      30,321.90
Sale of services to
  other segments of
  the company                 660.68     1,476.80       334.29      18.97    139.24     26.04      844.72   (3,500.75)            -
Capitalized expenses
  on Group work on
  fixed assets                144.25        94.77        44.30       0.23      0.73      1.72        0.33      187.99        474.31
Other operating revenues       32.25        89.76        56.45       0.55      0.59     95.21      240.17     (133.26)       381.71
Operating expenses         (6,019.00)   (7,381.88)   (3,646.57) (1,027.88)  (510.36)  (350.69)  (1,980.48)    3377.70    (17,539.15)
Other operating expenses      (58.74)     (101.83)     (196.64)     (9.43)    (9.25)     5.23      (49.20)      (3.51)      (423.38)
Operating Profit before
  depreciation and
  amort. expenses           5,054.53     4,754.97     3,140.98     182.60     20.87   (220.08)     353.36      (71.82)    13,215.40
Depreciation and
  amortization expenses    (2,374.03)   (1,673.40)   (1,697.81)    (30.46)   (79.51)   (49.90)    (138.91)      63.87     (5,980.15)
Operating Profit            2,680.49     3,081.57     1,443.17     152.14    (58.65)  (269.98)     214.45       (7.95)     7,235.25
Gain or losses of
  Associated Companies         (0.97)      (39.60)       (0.42)    (20.86)   (14.56)         -      (0.64)      20.95        (56.11)
Financial income (expense)   (374.05)     (369.29)     (315.31)   (104.08)    18.28     726.46     147.16     (912.98)    (1,183.80)
Amortization of goodwill       (3.25)     (103.04)      (83.13)   (121.12)   (64.85)         -     (12.60)     (44.61)      (432.59)
Extraordinary Gains or
  Losses                     (718.11)      (92.72)      363.08     (32.75)   (25.77)    708.84    (204.56)  (1,163.76)    (1,165.74)
Income tax expenses          (471.88)     (893.70)     (263.96)     66.28    306.46     136.08      (8.39)      (9.59)    (1,138.71)
Minority interests             (0.18)       37.20      (336.82)     (5.07)     3.07          -      (3.74)     (75.46)      (381.02)
Profit or loss of the
  segment                   1,112.07     1,620.41       806.61     (65.46)   163.98   1,301.40     131.70   (2,193.42)     2,877.29
Total Assets               18,580.01    22,643.78    21,542.90   4,003.68  1,852.21  49,856.38  25,834.65  (80,847.27)    63,466.34
Capital expenditures        1,207.50     1,669.00       753.30      24.30     25.40      88.90      82.20      (78.70)     3,771.90
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Millions of Euros
                          ----------------------------------------------------------------------------------------------------------
                           Telefonica   Telefonica  Telefonica    Telefonica           Telefonica
-------------------------- De Espana     Moviles   Latinoamerica  Contenidos   Terra     Holding      Other   Eliminations    Total
    December 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
Sales to external
  clients                  10,028.28     8,905.06     6,456.81   1,374.50    414.48       0.10   1,220.61           -     28,399.84
Sale of services to
  other segments of
  the company                 667.10     1,523.22       228.12       3.98    130.62      32.82     796.92   (3,442.78)            -
Capitalized expenses
  on Group work on
  fixed assets                174.62        90.14        47.37       0.12      0.91          -       2.83      215.12        531.11
Other operating revenues       38.40        76.98        73.69       4.82      0.63      72.82     121.53      (99.92)       288.95
Operating expenses         (6,048.70)   (5,881,33)   (3,548.49  (1,179.68)  (577.79)   (344.22) (1,795.04)   3,238.36    (16,136.89)
Other operating expenses      (97.31)     (132.17)     (216.20)      6.59     (8.33)     14.74     (50.34)      (2.14)      (480.88)
Operating Profit before
  depreciation and
  amort. expenses           4,762.39     4,581.90     3,101.30     210.33    (39.48)   (223.75)    296.51      (87.08)    12,602.12
Depreciation and
  amortization expenses    (2,638.80)   (1,516.04)   (1,805.70)    (49.93)   (78.74)    (47.91)   (179.24)      42.14     (6,274.22)
Operating Profit            2,123.59     3,065.86     1,295.60     160.40   (118.22)  (271.,66)    117.27      (44.94)     6,327.90
Gain or losses of
  Associated Companies         (0.90)      (80.66)        2.50     (95.23)   (34.73)         -      (1.15)      (2.41)      (212.58)
Financial income (expense)   (447.50)     (416.61)     (228.60)    (61.52)    57.74     400.68     177.89     (542.78)    (1,060.70)
Amortization of goodwill       (2.80)     (116.40)      (91.10)   (102.52)   (82.30)         -      (9.34)     (38.00)      (442.46)
Extraordinary Gains or
  Losses                   (1,374.10        (7.53)     (128.10)    327.89      4.53   1,089.45     (66.96)  (1,094.84)    (1,249.66)
Income tax expenses           (18.10)     (888.97)     (169.70)   (105.08)    (0.27)    338.23     (57.57)     (11.97)      (913.43)
Minority interests                 -        38.61      (122.10)     (4.24)     0.54          -      (6.66)    (151.64)      (245.49)
Profit or loss of the
  segment                     280.19     1,594.30       558.50     119.70   (172.71)  1,556.70     153.48   (1,886.58)     2,203.58
Total Assets               18,593.23    16,419.95    22,157.97   4,497.53  2,987.21  49,422.15  27,542.29  (79,545.15)    62,075.19
Capital expenditures        1,480.50     1,317.66       654.10     138.99     80.40      30.52     163.88     (160.23)     3,705.82
------------------------------------------------------------------------------------------------------------------------------------

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

     The rest of the measures disclosed are also considered for purposes of making decisions about allocating resources to each segment. Management uses more than one measure of a segment's profit or loss, however, the reported measures are those that management believes are determined in accordance with the measurement principles most consistent with Spanish GAAP.

     Accounting principles:

     All transactions between segments are made at market prices or at prices which have been approved and published by the regulatory authority.

     The accounting principles used in the accounting for the segments is the same as that used in the elaboration of the consolidated financial statement.

13.  External services

     The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against "external services". Advertising expenses for 2002, 2003 and 2004 amounted to (euro)
     781.58 millions, (euro)899.83 million and (euro)1,196.86 million respectively. Accounting for such costs is consistent with US GAAP.

14.  New accounting standards

Statements of Financial Accounting Standards No. 123 (Revised 2004):
--------------------------------------------------------------------
Share-Based Payment
-------------------

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs - An
--------------------------------------------------------------------------
Amendment of ARB No. 43, Chapter 4
----------------------------------

     On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

     SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary
-------------------------------------------------------------------------------
Assets - An Amendment of APB Opinion No. 29
-------------------------------------------

     On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", which amends Accounting Principles

     Board Opinion No. 29 "Accounting for Nonmonetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

     SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

SAB No. 107: Shared Based Payment
---------------------------------

     On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of
-------------------------------------------------------------------------------
ARB No. 51
----------

     In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. As indicated in note 25.20.4 the only impact on the application of FIN 46 R was the desconsolidation of Telefonica Finance our trust preferred shares vehicle.

SAB No. 104 - Revenue Recognition and EITF 00-21
------------------------------------------------

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104. SAB 104 also revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21.

     In 2004, The Company adopted EITF 00-21, 'Revenue Recognition' (SAB 104), which revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21. The effects of this implementation are explained in Note 25.4.

EITF 04-1: Accounting for Preexisting Relationships between the Parties to a
----------------------------------------------------------------------------
Business Combination
--------------------

     This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by Telefonica had no impact on its financial position, cash flows or results of operations.


EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease
--------------------------------------------------------------------------

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." The application of this EITF has not had any effect on The Company's financial position, cash flows or results of operations.

EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative
------------------------------------------------------------------------
Instruments That Are Subject to FASB Statement No. 133, Accounting for
----------------------------------------------------------------------
Derivative Instruments and Hedging Activities, and Not Held for Trading
-----------------------------------------------------------------------
Purposes
--------

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determined whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The application of this EITF has not had any effect on The Company's financial position, cash flows or results of operations.

                                ****************

Telefonica
--------------------------------------------------------------------------------


EXHIBIT I.


Contribution of the Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2004 and 2003, was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Millions of euros
                                                   ---------------------------------------------------------------------------------
                                                                        12/31/04                              12/31/03
                                                   ---------------------------------------------------------------------------------
                                                                To             To Translation          To           To Translation
                Companies                                    Reserves            Differences         Reserves         Differences
------------------------------------------------------------------------------------------------------------------------------------
   Fonditel                                                      6.63                   -              (0.94)                -
   Atento Group                                               (279.23)             (30.79)           (263.76)           (36.17)
   Casiopea Group                                               64.73                   -              48.79                 -
   Comet Group                                                  (6.45)                                 (6.41)                -
   Telefonica de Espana Group                                  160.00                1.84             276.41             (0.03)
   Telefonica Internacional Group                            1,420.82           (4,568.35)            362.72         (4,010.81)
   Telefonica Contenidos Group                              (1,935.22)             (89.47)         (1,966.32)          (162.82)
   Telefonica Publicidad e Informacion Group                   138.42              (35.96)            126.39             (1.69)
   Telefonica Moviles Group                                    896.93           (1,137.77)            159.22         (1,100.36)
   Terra Networks Group                                     (1,636.91)             (52.60)         (1,408.77)          (167.59)
   Inmobiliaria Telefonica                                          -                   -               9.22                -
   Taetel                                                       11.10                   -              10.40                -
   Telefonica Europe B.V.                                        5.92                   -               4.74                -
   Telfisa                                                       0.32                   -              (1.85)               -
   Tidsa                                                        55.16                   -              48.90                -
   Telefonica, S.A. and instrumentality companies           15.707.16             (238.87)         18,640.51          (916.52)
------------------------------------------------------------------------------------------------------------------------------------
Total Telefonica Group                                      14,609.38           (6,151.97)         16,039.25        (6,395.99)
------------------------------------------------------------------------------------------------------------------------------------
Intercompany fixed asset transactions                          (65.47)                  -             (46.17)               -
------------------------------------------------------------------------------------------------------------------------------------
Total contribution                                          14,543.91           (6,151.97)         15,993.08        (6,395.99)
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
         DETAIL OF SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES AS OF DECEMBER 31, 2004 (amounts in millions of euros)
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
Telefonica de Contenidos, S.A.U
(SPAIN)(*)(**)(1)(6)                   100.00%            100.00%  2,163.60 (1,865.97)       -   (82.84)  2,241.88    FC        -
  Organization and operation of
  activities and businesses
  relating to multimedia services
  Paseo de la Castellana,
  141-28046 Madrid

  Telefonica Media Argentina, S.A.
  (ARGENTINA)(1)                                 100.00%  100.00%    471.63   (395.89)       -        -     899.16    FC        -
    Holdings in businesses in
    areas related to the media
    Tucuman, 1 Pta.17(0) -  Buenos Aires

  Atlantida Comunicaciones, S.A.
  (ARGENTINA)(1)(6)                              100.00%  100.00%    474.58   (531.99)       -   (33.32)         -    FC        -
    Free-to-air television and radio
    Tucuman, 1 Pta.20 - Buenos Aires
    Other holdings                                   N/A      N/A       N/A       N/A      N/A      N/A        N/D    EM      0.06

  Telefonica Servicios Audiovisuales,
  S.A.(SPAIN)(*)(**)(1)                          100.00%  100.00%      6.01     18.11        -    (4.16)      8.37    FC        -
    Provision of all manner of
    audiovisual telecommunications
    services
    Virgilio, 2 - Edificio 2 -
    Ciudad de la Imagen (*)
    - 28223 Madrid

  Andalucia Digital Multimedia,
  S.A. (SPAIN)                                    24.00%   24.00%      2.69     (0.85)       -    (0.38)      0.43    EM      0.35
    Development of the audiovisual
    industry in Andalucia
    Edificio Azul, Parque Tecnologico
    de Andalucia - Malaga

  Telefonica Sport, S.A. (SPAIN) (*) (**)        100.00%  100.00%      1.00     (1.35)       -    (0.62)      2.33    FC        -
    Management and exploitation of
    audiovisual rights in any medium
    Paseo de la Castellana, 141
    - 28046 Madrid

  Hispasat, S.A. (SPAIN) (2)                      13.23%   13.23%    121.95    152.32        -     7.99      17.59    EM     37.35
    Operation of a satellite
    telecommunications system
    Gobelas, 41 - 28023 Madrid

  Telefonica Servicios de Musica S.A.U.
  (SPAIN)(*)(**)(4)                              100.00%  100.00%      1.26      3.51        -    (4.42)      1.79    FC        -
    Provision of services in the
    teledistribution industry
    Luchana, 23, 1(0) - 28010 Madrid

  Sogecable, S.A. (SPAIN) (1) (6)        1.60%    22.23%   23.83%    252.01    167.32        -  (156.23)  1,065.49    EM     62.70
    Indirect management of
    public T.V. service
    Gran Via, 32 - 3(a) Pta.
    - 28013 Madrid

  Patagonik Film Group, S.A.(ARGENTINA)(2)        30.00%   30.00%      2.42     (0.48)       -     0.06       8.58    EM      0.54
    Production of audiovisual content
    Godoy Curz, 1540 - 1414 Buenos Aires

Other holdings (1)                                   N/A      N/A       N/A       N/A      N/A      N/A      11.21    C      11.22
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
Endemol Holding, N.V.
(NETHERLANDS) (3) (6)                   99.70%             99.70%      0.69    152.44        -    64.59     842.13    FC        -
  Holding company
  Bergweg 70, 1217 SC Hilversum

  Endemol International B.V.
  (NETHERLANDS) (3)                              100.00%   99.70%      0.02     (7.43)       -    11.16        N/D    FC        -
    Production of audiovisual content
    Bergweg 70, 1217 SC Hilversum

  Endemol, B.V. (3)                              100.00%   99.70%      0.67    229.66        -   (16.33)       N/D    FC        -
    Holding company. Financing and
    exploitation of royalties
    Bergweg 70, 1217 SC Hilversum

  Endemol Holding France (3)                     100.00%   99.70%    100.04   (111.97)       -    36.64        N/D    FC        -
    Holding and service company
    Endemol France (Holding)

  SAS (FRANCE) (3)                               100.00%   99.70%      0.04     (9.27)       -   (24.05)       N/D    FC        -
    Holding and service company
    8-10 rue Torricelli,
    75017 Paris, France

  Endemol Nederland Holding,
  B.V. (NETHERLANDS) (3)                         100.00%   99.70%      0.02     (5.27)       -    (1.50)       N/D    FC        -
    Holding and finance company
    Bergweg 70, 1217 SC Hilversum

  Endemol Nederland, B.V.
  (NETHERLANDS) (3)                              100.00%   99.70%      0.30      0.58        -     2.66        N/D    FC        -
    Production and presentation of
    radio and television broadcasts
    Van Cleeffkade 15, 1431 BA  Aalsmeer

  Endemol International Distribution
  (NETHERLANDS) (3)                              100.00%   99.70%      0.02     (3.83)       -     0.33        N/D    FC        -
    Distribution and exploitation
    of audiovisual rights
    Bergweg 70, 1217 SC Hilversum

  Endemol Finance B.V. (NETHERLANDS) (3)         100.00%   99.70%      9.08    182.35        -   (15.55)       N/D    FC        -
    Finance company
    Bergweg 70, 1217 SC Hilversum

  Endemol Argentina S.A. (ARGENTINA) (3)          65.00%   64.80%         -      0.22        -     0.57        N/D    FC        -
    Presentation and shooting
    by any audiovisual medium
    Dr. E. Ravignani 1470,
    C1414 CPJ - Buenos Aires

  Endemol USA, Inc. (USA) (3)                    100.00%   99.70%         -      7.83        -    14.21        N/D    FC        -
    All the activities permitted by
    California law, except for certain
    activities such as banking
    9255 Sunset Blvd, Suite 1100 -
    Los Angeles - 90069  California

  True Entertainment LLC (USA) (3)                51.00%   50.85%         -     (0.11)       -     0.79        N/D    FC        -
    All the activities
    permitted by Delaware law
    435 West 19th Street
    NY1011 New York
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Endemol Mexico S.A. de CV
  (MEXICO) (3)                                    50.00%   49.85%         -      0.80        -     0.52        N/D    PC        -
    Development and production of
    TV programs and serials
    Vasco de Quiroga 2000, Colonia
    Santa Fe, Delegacion Guajimalpa,
    Mexico D.F. 01210

  Endemol Globo, S.A. (BRAZIL) (3)                50.00%   49.85%      0.09     (0.20)       -     0.33        N/D    PC        -
    Development, exploitation and
    distribution of audiovisual
    formats and programs
    Av. das Americas 700,
    B2 Sala 301, Rio de Janeiro

  Endemol Belgium, N.V. (BELGIUM) (3)            100.00%   99.70%      1.56     (0.97)       -     2.08        N/D    FC        -
    Television, theater, video,
    film and other productions
    Schalienhoevedreef 20E,
    B-2800 Mechelen

  Endemol-Neovision S.p.z.o.o.
  (POLAND) (3)                                    50.00%   49.85%      0.01      0.06        -     0.08        N/D    PC        -
    Radio- and television-related
    activities
    Ul. Dominikanska 25A, 02-738
    - Warsaw

  Endemol Producoes Televisivas
  Portugal, Lda. (PORTUGAL) (3)                  100.00%   99.70%      0.02      1.40        -     1.66        N/D    FC        -
    Production, exchange and
    distribution of TV productions
    Rua Tierno Galvan, Torre 3,
    8' Piso, sala 801, 1070 Lisbon

  Endemol South Africa (SOUTH AFRICA) (3)         67.00%   66.80%      0.09      0.05        -     0.17        N/D    FC        -
    TV program production
    5 Concourse Crescent,
    Lonehill, 2021 - Johanesburg

  Endemol Deutschland, GmbH (GERMANY) (3)        100.00%   99.70%      0.03    (27.31)       -    30.57        N/D    FC        -
    Cinema, television and
    theater production
    Am Coloneum 3-7, D-50798
    Cologne, Germany

  Endemol Italia (Holding), S.P.A.
  (ITALY) (3)                                    100.00%   99.70%      0.11     42.65        -    11.00        N/D    FC        -
    Production and exploitation of
    cinema films and TV films and serials
    Via Monte Zebio 32, 00195 - Rome

  Palomar, S.p.A. (ITALY) (3)                     69.00%   68.79%      0.40      1.15        -     0.57        N/D    FC        -
    Production and exploitation of
    cinema films and TV films and serials
    Via Silvio Pellico 24, 00195 - Rome

  Endemol UK Holding, Ltd. (U.K.) (3)            100.00%   99.70%     20.97     (9.92)       -     2.09        N/D    FC        -
    Holding company
    Shepherds Building Central,
    Charecroft Way, Shepherds Bush,
    W14 OEE - London

  B&B Endemol (SWITZERLAND) (3)                   50.00%   49.85%      0.03      0.04        -     1.04        N/D    PC        -
    TV program and film production
    Carmenstrasse 12, CH 8032 - Zurich

  Endemol Espana Holding, S.L.
  (SPAIN) (3)                                    100.00%   99.70%      0.47     12.92        -    (4.32)       N/D    FC        -
    Holding company
    Latorre & Asociados, Velasquez
    21, 3o O, 28001 - Madrid
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Gestmusic Endemol, S.A. (SPAIN) (3)            100.00%   99.70%      0.06     17.98        -     4.15        N/A    FC        -
    TV program production and
    related activities
    Sta. Elionor 3, 08024 -
    Barcelona

  Zeppelin Televison, S.A. (SPAIN) (3)           100.00%   99.70%      0.07      5.28        -     8.77        N/A    FC        -
    Development and production
    of audiovisual media
    Avda de Manoteras 18-6a
    Planta, 28050 - Madrid

Other holdings (3)                                   N/A      N/A       N/A       N/A      N/A      N/A        N/A    EM      7.96

Telefonica Datacorp, S.A.U.
(SPAIN) (*) (**) (1)                   100.00%            100.00%  1,226.76   (423.33)       -   (77.08)  1,335.81    FC        -
  Provision and exploitation of
  telecommunications services
  Gran Via, 28 - 28013 Madrid

  Telefonica International Wholesale
  Services, S.L. (SPAIN)(*) (**) (1)             100.00%  100.00%     17.21      5.86        -    21.62      17.21    FC        -
    Provision of international services
    Gran Via, 28 - 28013 Madrid

  Telefonica Empresas Mexico,
  S.A. de C.V. (MEXICO) (1)                       49.00%

  Telefonica Data Mexico Holding
  (MEXICO) (1)                                   100.00%  100.00%     39.70    (31.53)       -    (5.79)     40.45    FC        -
    Global telecommunications services
    Mexico

  Telefonica Empresas Mexico,
  S.A. de C.V. (MEXICO) (1)                       51.00%  100.00%     70.26    (53.99)       -   (10.59)     39.19    FC        -
    Global telecommunications services
    Sierra Santa Rosa, 61 -
    Lomas de Chapultepec -
    11.650 Mexico City

  Katalyx Mexico, S.A. de C.V.
  (MEXICO) (1)                                   100.00%  100.00%     14.04     (9.14)       -    (5.38)       N/D    FC        -
    Administrative management services
    Boulevard Avila Camacho, 24 -
    Mexico D.F.

  Telefonica Data Colombia, S.A.
  (COLOMBIA) (1)                                  65.00%   65.00%      5.78      0.75        -    (2.66)     23.60    FC        -
    Global telecommunications services
    Santa Fe de Bogota

  Other holdings                                     N/A      N/A       N/D       N/D      N/D      N/D       0.03    C         -

  Telefonica Data do Brasil, Ltda.
  (BRAZIL) (1)                                   100.00%  100.00%    249.87   (130.86)       -    (4.82)    249.62    FC        -
    Telecommunications services
    Rua da Consolacao, 247 - 6 -
    Sao Paulo

  Telefonica Data Brasil Holding
  (BRAZIL) (1)                                    93.98%   93.98%    345.67   (193.03)       -    (9.19)       N/A    FC        -
    Ownership of companies providing
    network and telecommunications
    services
    Avda. Brig. Faria Lima, 1188 plta.
    7(a) andar-parte - Sao Paulo
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica Empresas (BRAZIL) (1)                93.98%   93.98%       N/D       N/D      N/D      N/D        N/D    FC        -
    Provision and operation of
    telecommunications services
    Avda. Tambore, 341/371 -
    Barueri - Sao Paulo

  Telefonica Datos de Venezuela, S.A.
  (VENEZUELA)                                    100.00%  100.00%      0.02      0.18        -     0.03       0.02    FC        -
    Telecommunications services
    Avda. Las Palmas, 3(0) -
    1050 Caracas

  Telefonica Data Canada, Inc.
  (CANADA)                                       100.00%  100.00%       N/D       N/D      N/D      N/D       0.02    C       0.02
    Telecommunications services
    44 Chipman Hill, 10th Floor -
    P.O. Box 7289 New Brunswick
    ESL 4S6

  Telefonica Data Caribe (SPAIN)                  10.00%

  Telefonica Data USA Inc.
  (USA) (1)                                      100.00%  100.00%      0.00     48.34        -   (18.44)    107.81    FC        -
    Telecommunications services
    1221 Brickell Avenue -
    33131 Miami - Florida

  Telefonica Data Caribe (*) (**)
  (SPAIN) (1)                                     90.00%  100.00%      0.06     (2.06)       -    (0.02)      0.06    FC        -
    Global telecommunications
    services
    Beatriz de Bobadilla, 14 - 28040 Madrid

  Telefonica Data Cuba (CUBA)                     50.00%   50.00%       N/D       N/D        -      N/D       7.63    C       7.63
    Provision and operation of
    telecommunications services
    Ave, 47 s/n entre 18(a) y 20
    - Miramar Playa - La Habana

  Ipse - 2000 (ITALY) (1)                          4.08%
    Exploitation of a UMTS license
    Piazza dei Caprettari,
    70 - 00186 Roma

  Telefonica Empresas Peru, S.A.A.
  (PERU) (1)                                      97.07%   97.07%     29.00     (2.23)   (3.39)    1.92      18.16    FC        -
    Provision and operation of
    telecommunications services
    Jorge Basadre, 592 7(0) -
    San Isidro - Lima

  Telefonica Data Argentina, S.A.
  (ARGENTINA) (1)                                 97.92%   97.92%    108.79    (82.87)       -     4.44      97.49    FC        -
    Provision and operation of
    telecommunications services
    Tucuman, 1 plta.18(0) -
    1049 Buenos Aires

  Intelsat, Ltd. (U.K.)                            0.09%    0.09%       N/D       N/D      N/D      N/D       1.58    C       1.42
    Global communications
    service provider
    Bermuda
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica Soluciones de
  Informatica y Comunicaciones,
  S.L. (SPAIN) (*) (**)                          100.00%  100.00%     16.60    (34.19)       -    (0.67)     16.60    FC        -
    Granting of loans, guarantees
    and financial assistance to
    the Telefonica Group
    Alcalde Mandillo Tejero, 8 -
    Edificio Simon Bolivar -
    Santa Cruz de Tenerife

  Telefonica Deutschland,
  GMBH (GERMANY) (1)                             100.00%  100.00%      2.60    502.76        -  (165.06)    638.54    FC        -
    Internet and telecommunications
    services
    Landshuter Allee, 8 - 80637 Munich

  Telefonica Data Atlas, S.A.
  (MOROCCO) (8)                                   59.86%   59.86%   300m.DH       N/D      N/D      N/D       0.02    C         -
    Provision and operation of
    telecommunications services
    Tour Bmce, Rond Point
    Hassan II - Casablanca

  Katalyx, Inc. (USA) (1)                        100.00%  100.00%    143.43   (157.89)       -    19.93       5.18    FC        -
    Administrative management
    services
    1221 Brickell Avenue -
    Miami, Florida

  Katalyx Brasil, Ltd. (BRAZIL) (1)              100.00%  100.00%      0.44     (1.55)       -    (0.01)       N/D    FC        -
    Administrative management
    services
    Rua Joaquim Floriano, 1052 -
    Sao Paulo

  Adquira Mexico, Ltd. (MEXICO) (1)               50.00%   50.00%      9.84     (7.30)       -    (1.14)       N/D    EM      0.70
    E-commerce
    Boulevard Avila Camacho,
    24 - Mexico City

  Adquira Brasil, Ltd. (BRAZIL) (1)              100.00%  100.00%      2.64     (2.99)       -    (0.19)       N/D    FC        -
    E-commerce
    Rua Joaquim Floriano, 1052 -
    Sao Paulo

  Katalyx Transportation Brasil, Ltd.
  (BRAZIL) (1)                                   100.00%  100.00%         -     (1.41)       -    (0.04)         -    FC        -
    E-commerce
    Rua Joaquim Floriano, 1052 -
    Sao Paulo

  Katalyx Cataloguing Brasil, Ltd.
  (BRAZIL) (1)                                   100.00%  100.00%         -     (0.24)       -    (0.01)         -    FC        -
    E-commerce and cataloging
    Rua Joaquim Floriano, 1052 -
    Sao Paulo

  Mercador, S.A. (BRAZIL) (1)                     54.00%   54.00%     21.81    (19.60)       -    (0.75)       N/D    EM      0.79
    E-commerce
    Rua Joaquim Floriano, 1052 -
    Sao Paulo
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
Telefonica de Espana, S.A.U.
(SPAIN) (*) (**) (1) (6)               100.00%            100.00%  1,023.68  2,241.85       -  1,112.07   3,033.86    FC        -
  Provision of telecommunications
  services in Spain
  Gran Via, 28 - 28013 Madrid

  Telefonica S. de Informatica y
  Comunicaciones de Espana,
  S.A.U. (SPAIN) (*) (**) (3)                    100.00%  100.00%      6.06     17.54       -     (6.12)     20.49    FC        -
    Telecommunications systems,
    network and infrastructure
    engineering
    Sor Angela de la Cruz, 3 -
    Pl. 9(a) - 28020 Madrid

  Telefonica Mobile Solutions Chile,
  S.A.C. (CHILE) (1)                                 N/D      N/D      0.19     (1.36)      -      0.11       0.19    FC        -
    Equipment and systems
    engineering activities
    Avda. Seminario, 15 - Providencea
    - Santiago de Chile

  Telefonica Mobile Solutions Peru,
  S.A.C. (PERU) (1)                               99.90%   99.90%      0.31     (0.17)      -     (0.12)         -    FC        -
    Communications services
    and/or advisory
    Avda. Camino Real, 155 4(0) -
    San Isidro - Lima

  Telefonica Mobile Solutions Brasil,
  Ltda. (BRAZIL) (1)                              99.90%   99.90%      0.01     (0.85)      -      0.10       0.01    FC        -
    Equipment and systems
    engineering activities
    Na de Botafogo, 501 2(0) andar,
    sales 202 y 203 - Rio de Janeiro

  Telefonica Mobile Solutions
  Argentina, S.A. (ARGENTINA) (1)                    N/D      N/D      0.22     (0.18)      -         -       0.23    FC        -
    Equipment and systems
    engineering activities
    Carlos Pellegrini, 1149 10(0)
    - Buenos Aires

  Telefonica Sistemas Ingenieria de
  Productos Guatemala, S.A.
  (GUATEMALA) (8)                                 98.00%   98.00%         -     (0.21)      -      0.02          -    FC        -
    Telecommunications equipment
    and systems engineering
    Guatemala

  Telefonica Sistemas El Salvador,
  S.A. de C.V. (EL SALVADOR) (8)                  99.50%   99.50%      0.04     (0.25)      -      0.22       0.03    FC        -
    Engineering and systems services
    San Salvador

  Telefonica Soluciones de Outsourcing,
  S.A. (SPAIN) (*) (**) (3)                      100.00%  100.00%      1.00     (0.29)      -      0.09       0.56    FC        -
    Network management and marketing
    Goya, 4  - 28001 Madrid

  Soluciones Tecnologicas para la
  Alimentacion,S.L. (SPAIN)                       45.00%   45.00%      6.51      0.65       -         -       3.09    EM      3.38
    E-commerce
    C/Rosello,515.08025-Barcelona
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica Soluciones Sectoriales,
  S.A. (SPAIN) (*) (**) (4)                      100.00%  100.00%     13.73     (3.57)       -     0.43      10.72    FC        -
    Consulting services for companies
    in the communications and IT
    industries
    Av. Burgos, 17-10.(0)-28036 Madrid

  Interdomain, S.A. (SPAIN)(*)(**) (4)           100.00%  100.00%      0.30      0.52        -     0.04       0.78    FC        -
    Operation of Internet resources
    Fernando El Santo, 15 -
    28010 Madrid

  SODETEL, Comercial de Servicios
  de Telecomunicaciones, S.A. (SPAIN)             50.00%   50.00%      0.12         -        -        -       0.07    EM      0.06
    Provision of consulting services,
    installation and
    telecommunications services
    Parque industrial y de servicios
    de Mairena del Aljarafe - Sevilla

  Portel Servicios Telematicos,
  S.A. (SPAIN) (1)                                49.00%   49.00%      3.01      0.16        -        -       1.35    EM      1.55
    Systems engineering and
    telecommunications in port areas
    Avda. de Partenon, 10 Campo de
    las Naciones - 28042 Madrid.

  Instituto Canario de
  Telecomunicaciones (IT 7) (SPAIN)               40.00%   40.00%      0.10     (0.06)       -        -       0.03    EM      0.01
    Provider of multimedia services
    Cebrian, 3 - 35003
    Las Palmas de Gran Canaria

  Bitel Baleares Innovacion
  Telematica, S.A. (SPAIN)                        39.00%   39.00%      1.51      0.07        -        -       0.69    EM      0.62
    Provision of services and
    systems engineering in the
    IT and communications fields
    Paseo Maritimo, 38 A - 07005
    Palma de Mallorca

  Tecnologia e Ingenieria de Sist.
  y Servicios Avanzados de Telec.,
  S.A. (TISSAT) (SPAIN) (2)                       30.77%   30.77%      0.78      2.33        -        -       0.17    EM      0.96
    Systems engineering and marketing
    of advanced services
    Correos, 1 - 46002 Valencia

  SEMCA (SPAIN)                                   16.00%   16.00%      0.75     (0.11)       -        -       0.12    C       0.12
    Emergency telephone service in the
    Autonomous Community of Cantabria
    Casimiro Sainz, 4 - Santander

  Barcelona Emprend, S.A. (SPAIN)                  6.92%    6.92%      6.50     (0.57)       -    (0.08)      0.45    C       0.45
    Promotion of non-financial companies
    C/ Llacuna, 162 - Barcelona

  Foment Ciutat Vella, S.A. (SPAIN)                5.00%    5.00%      6.01      0.80        -        -       0.30    C       0.30
    Performance of urban projects
    C/ Pintor Fortuny, 17-19 -
    Barcelona
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Teleinformatica y Comunicaciones,
  S.A. (TELYCO) (SPAIN) (*) (**) (3)             100.00%  100.00%      2.77     11.40        -    (0.34)     12.47    FC        -
    Promotion, marketing and
    distribution of telephone and
    telematic equipment and services
    Plaza del Descubridor Diego
    de Ordas, 3 - 28003 Madrid

  Telyco Marruecos, S.A. (MOROCCO) (3)            54.00%   54.00%      0.60      0.06        -     0.38       0.32    FC        -
    Promotion, marketing and
    distribution of telephone services
    Boulevard Abdelmoumen, 88 - Casablanca

  Telefonica Telecomunicaciones
  Publicas, S.A. (SPAIN)(*) (**)  (1)            100.00%  100.00%      1.20     78.66        -     7.09      64.12    FC        -
    Installation of public telephones
    Plaza de Carlos Trias Bertran,
    7 - 28020 Madrid

  Adquira Spain, S.A. (SPAIN) (2)                 20.00%   20.00%      1.56     11.35        -    (4.78)      7.64    EM      0.68
    Development of e-commerce platform
    Pl. Pablo Ruiz Picaso, s/n.
    Edif. Torre Picaso - Madrid

  Other holdings                                     N/A      N/A       N/A       N/A      N/A      N/A       0.22    C       0.22

  Telefonica Data Espana, S.A.U.
  (SPAIN) (*) (**) (1)                           100.00%  100.00%     39.27     25.72        -    90.64     157.25    FC        -
    Data transmission
    Beatriz de Bobadilla, 18 -
    28040 Madrid

  Agencia de Certificacion
  Electronica, S.A.
  (SPAIN) (*) (**) (2)                           100.00%  100.00%      0.94     (4.28)       -    (0.42)      0.00    FC        -
    Operation of "electronic notary's
    office" using SET technology
    Sor Angela de la Cruz, 3 - 28020 Madrid

  Segurvirtual MVS, S.A. (SPAIN) (3)              49.00%   49.00%      3.49     (6.87)       -        -       1.59    EM        -
    Research on insurance
    virtual market
    Plaza de la Lealtad, 4
    - 28014 Madrid

  Euroinfomarket, S.A. (SPAIN)(1)                  5.00%    5.00%      2.05     (0.80)       -    (0.49)      0.27    C       0.27
    Servicios On Line Para
    Usuarios Multiples, S.A. (SPAIN)              33.33%   33.33%      0.60      1.33        -     0.34       0.70    EM      0.76

  Telefonica Cable, S.A.
  (SPAIN) (*) (**) (7)                           100.00%  100.00%      3.05     (5.10)       -   (11.98)     29.58    FC        -
    Cable telecommunications services
    Virgilio, 2 - Edificio 2
    - Ciudad de la Imagen (*)
    - 28223 Madrid

  Telefonica Cable Menorca, S.A.
  (SPAIN)(*) (**)                                100.00%  100.00%      0.60     (0.13)       -        -       0.56    FC        -
    Cable television systems
    and value-added services
    Santiago Ramon y Cajal, 13
    - Mahon - Menorca

  Telefonica Cable Galicia,
  S.A. (SPAIN) (**) (7)                           85.00%   85.00%      0.60      0.10        -     0.01       0.53    FC        -
    Cable television systems
    and value-added services
    Ronda de Outerio, 1-3 - A Coruna

  Sociedad General de Cablevision
  Canarias, S.A. (SPAIN)  (*)(**) (7)            100.00%  100.00%      1.23     (1.16)       -        -       1.17    FC        -
    Cable television systems and
    value-added services
    Alcalde Mandillo Tejera,
    8 - 38007 Santa Cruz de Tenerife
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
Taetel, S.L. (SPAIN) (*) (**) (1)      100.00%            100.00%     28.25      5.65        -     0.53      28.25    FC        -
  Acquisition, holding and disposal
  of shares and ownership
  interests in other companies
  Beatriz de Bobadilla, 3 -
  28040 Madrid

Lotca Servicios Integrales, S.L.
(SPAIN) (*) (**) (4)                   100.00%            100.00%     16.93         -        -        -      16.93    FC        -
  Holding and operation of aircraft
  and the lease thereof
  Gran Via, 28 - 28013 Madrid

Telefonica Ingenieria de Seguridad,
S.A. (SPAIN) (*) (**) (2)              100.00%            100.00%      0.90     (2.63)       -    (0.76)      3.58    FC        -
  Security services and systems
  Condesa de Venadito, 1 -
  28027 Madrid

  Telefonica Engenharia de
  Seguranca (BRAZIL) (2)                          99.99%   99.99%      3.25     (0.41)       -    (1.45)      3.07    FC        -
    Security services and systems
    Rua Haddock Lobo, 337 2(0)
    andar, conjunto 21 -
    01414-001 - Sao Paulo

  Telefonica Ingenieria de Seguridad
  Mexico, S.A. de C.V. (MEXICO) (2)               65.00%   65.00%      0.52     (0.74)       -    (0.05)      0.34    FC        -
    Security services and systems
    Ciudad de Mexico, Distrito Federal

Telefonica Capital, S.A.
(SPAIN) (*) (**) (3)                   100.00%            100.00%      7.00     39.88        -     1.72      18.12    FC        -
  Financial institution
  Gran Via, 28 - 28013 Madrid

  Fonditel  Pensiones Entidad
  Gestora de Fondos de Pensiones,
  S.A. (SPAIN) (3)                                70.00%   70.00%     15.70     18.86        -     8.01      22.45    FC        -
    Administration of pension funds
    Pedro Teixeira n(0) 8 - 3(a) P.
    - 28020 Madrid

  Fonditel Gestion, Sociedad Gestora
  de Instituciones de Inversion
  Colectiva, S.A. (SPAIN)(*) (**)                100.00%  100.00%      1.50      0.21        -     2.06       1.50    FC        -
    Administration and
    representation of collective
    investment institutions
    Pedro Teixeira n(0) 8 - 3(a) P.
    - 28020 Madrid

  Fonditel Valores, Agencia de Valores,
  S.A. (SPAIN) (*) (**)(3)                       100.00%  100.00%      3.00     (0.07)       -    (0.03)      3.00    FC        -
    Investment services
    Pedro Teixeira n(0) 8
    - 3(a) P. - 28020 Madrid

  Telepizza, S.A. (SPAIN)                          4.89%    4.89%       N/D       N/D      N/D      N/D     102.02    C     102.02

  Catalana D'Iniciatives, C.R.,
  S.A. (SPAIN)                                     5.99%    5.99%     30.86     31.24        -     1.85       3.77    C       3.77
    Promotion of non-finance
    companies
    Passeig de Gracia, 2 - 2(0)B
    - 08007 Barcelona.
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
Ateseco Comunicacion, S.A.
(SPAIN)  (*) (**) (1)                  100.00%            100.00%      6.12     39.47        -     2.23     107.58    FC        -
  Holding company
  C/ Gran Via, 28 - 28013 Madrid

Atento N.V. (NETHERLANDS) (1) (6)       91.35%             91.35%      0.12    (10.98)       -    18.21     302.71    FC        -
  Provision of telecommunications
  services
  Locatellikade, 1 - 1076 AZ Amsterdam

  Procesos Operativos, S.A. (SPAIN)(1)           100.00%   91.35%      0.06      1.10        -     0.95       0.76    FC        -
    Provision of telematic services
    (telemarketing, help line and,
    in general, call-center activities)
    Isla Sicilia, 3 - 28034 Madrid

  Atento Teleservicios Espana, S.A.
  (SPAIN) (4)                                    100.00%   91.35%      1.38     36.59   (20.00)    7.91      23.93    FC        -
    Provision of promotion, marketing
    and market research services
    relating to direct marketing
    Santiago de Compostela, 94 -
    7(a) - 28035 Madrid

  Tempotel, Empresa de Trabajo
  Temporal, S.A. (SPAIN)  (4)                    100.00%   91.35%      0.06      1.29        -    (0.05)      0.06    FC        -
    Temporary employment agency
    Principe de Vergara, 28 Madrid

  Atento Servicios Tecnicos y
  Consultoria, S.L. (SPAIN) (4)                  100.00%   91.35%      0.01      0.15        -     0.34       0.01    FC        -
    Study, development and
    performance of projects
    and system-related services
    Santiago de Compostela, 94 -
    7(a) - 28035 Madrid

  Servicios Integrales de Asistencia
  y Atencion, S.L. (SPAIN) (4)                   100.00%   91.35%      0.01     (0.01)       -     0.26       0.01    FC        -
    Management of specialized
    employment centers  for
    disabled workers
    Santiago de Compostela,
    94 - 7(a) - 28035 Madrid

  Atento Brasil, S.A. (BRAZIL)  (1)              100.00%   91.35%    249.75   (183.36)       -     4.09     195.88    FC        -
    Provision of call-center services
    Av. Maria Coelho de Aguiar,
    215 - Bloco B, 8 -
    05804-900 Sao Paulo

  Atento Puerto Rico, Inc.
  (PUERTO RICO) (1)                              100.00%   91.35%      7.12     (5.95)       -     3.42       8.22    FC        -
    Provision of call-center services
    Valencia Park calle 2 edificio
    17 suite 600, Guaynabo -
    Puerto Rico 00968

  Atento Colombia, S.A. (COLOMBIA) (1)           100.00%   91.35%      1.55      3.32        -     0.65       7.63    FC        -
    Provision of call-center services
    Santa Fe de Bogota

  Atento Maroc, S.A. (MOROCCO) (1)               100.00%   99.95%      4.16     (1.22)       -    (1.79)      3.56    FC        -
    Provision of call-center
    services
    Bd Abdelmoumen, Angle rue
    Errazi et Charles
    Lebrun - Casablanca
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------

  Atento Venezuela, S.A.
  (VENEZUELA) (1)                                100.00%   91.35%     11.19     (9.92)       -     2.31       8.78    FC        -
    Provision of call-center services
    Caracas

  Atento Centroamerica,
  S.A. (GUATEMALA) (1)                           100.00%   91.35%     15.95     (6.84)       -    (4.17)     12.23    FC        -
    Provision of call-center services
    14 Calle 3-51 Zona 10 Edificio
    Murano Center 18 Nivel -
    Departamento de Guatemala

  Atento El Salvador, S.A.
  de C.V. (EL SALVADOR) (1)                        7.41%   91.35%      4.40     (3.23)       -     0.38       0.23    FC        -
    Provision of call-center services
    San Salvador

  Atento de Guatemala,
  S.A. (GUATEMALA) (1)                           100.00%   91.35%     14.76     (9.93)       -     0.69      10.53    FC        -
    Provision of call-center
    services
    Guatemala City

  Atento El Salvador, S.A. de C.V.
  (EL SALVADOR) (1)                               92.59%

  Atento Holding Chile, S.A.
  (CHILE) (1)                                    100.00%   91.35%     38.85     (9.78)       -    (0.04)     30.13    FC        -
    Holding company
    Ciudad y Comuna de Santiago

  Atento Argentina, S.A. (ARGENTINA) (1)         100.00%   91.35%     18.05    (21.64)       -     0.20       0.22    FC        -
    Provision of call-center
    services
    Avda. de Mayo, 645 P.1(0) -
    Buenos Aires

  Atento Chile, S.A. (CHILE) (1)                  70.00%   77.58%     21.72     (8.15)       -     3.19      15.19    FC        -
    Provision of call-center
    services
    Diagonal Paraguay, 386 -
    Santiago de Chile

  Nexcom (CHILE) (1)                             100.00%   77.58%      1.73     (0.99)       -    (0.15)      0.85    FC        -
    Provision of call-center services
    Santiago de Chile

  Atento Educacion, Ltda. (CHILE) (1)            100.00%   77.58%      0.01      0.05        -     0.05       0.01    FC        -
    Provision of call-center services
    Santiago de Chile

  Atento Recursos, Ltda. (CHILE) (1)             100.00%   77.58%      0.01     (0.25)       -     0.01       0.01    FC        -
    Provision of call-center services
    Santiago de Chile

  Atento Peru, S.A.C. (PERU) (1)                  70.00%   93.40%      8.90     (5.20)       -     2.30      14.06    FC        -
    Provision of call-center services
    C/ Jiron Camana, 654 - 01 Lima
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Atento Italia, S.R.L. (ITALY) (8)              100.00%   91.35%      0.01     (2.23)       -    (0.10)      6.08    FC        -
    Provision of call-center services
    Via Lamaro, edif. D/2 - Roma

  Atento Mexicana, S.A. de C.V.
  (MEXICO)                                       100.00%   91.35%      5.36     (3.32)       -     4.19       4.10    FC        -
    Provision of call-center services
    Mexico City

  Atento Atencion y Servicios,
  S.A. De C.V. (MEXICO)                          100.00%   91.35%      0.01     (0.01)       -     0.06       0.01    FC        -
    Provision and receipt of all
    manner of administrative,
    professional and consultative
    services
    Ciudad de Mexico

  Atento Servicios, S.A. de C.V.
  (MEXICO)                                       100.00%   91.35%      0.02     (0.05)       -     0.46       0.01    FC        -
    Provision of call-center services
    Mexico City

Telefonica Investigacion y
Desarrollo, S.A. (TIDSA)
(SPAIN) (*) (**)  (3)                  100.00%            100.00%      6.01     55.16        -     4.43       6.01    FC        -
  Telecommunications research
  activities and projects
  Emilio Vargas, 6 - 28043 Madrid

  Telefonica Investigacion y
  Desarrollo de Mexico,
  S.A. de C.V. (MEXICO)                          100.00%  100.00%      0.01     (0.04)       -     0.06       0.01    FC        -

  Telefonica Pesquisa e
  Desenvolvimento (BRAZIL)                        99.99%   99.99%      0.17      0.08        -     0.28       0.21    FC        -
    Telecommunications research
    activities and projects Sao Paulo

Communicapital Inversiones,
S.A.U. (SPAIN) (1)                     100.00%            100.00%      6.00    (73.72)       -     2.40       6.00    C       6.00
  Global telecommunications fund
  Gran Via, 28 - 28013 Madrid

Compania Espanola de Tecnologia,
S.A. (SPAIN) (*) (**) (3)              100.00%            100.00%      3.99     (0.35)       -    (0.04)     10.11    FC        -
  Promotion of business initiatives
  and holding of marketable securities
  Villanueva, 2 duplicado planta
  1(a) Oficina 23 - 28001 Madrid

  Cleon, S.A. (SPAIN) (3)                         50.00%   50.00%      8.23     (0.72)       -    (0.06)      4.12   EM       3.73
    Property development
    Villanueva, 2 duplicado planta
    1(a) Oficina 23 - 28001 Madrid

Casiopea Reaseguradora, S.A.
(LUXEMBOURG) (3)                       100.00%            100.00%      3.60     64.74        -     1.46       2.99   FC         -
  Reinsurance
  6D, route de Treves, L-2633
  Senningerberg, Luxembourg

  Pleyade Peninsular, Correduria de
  Seguros y Reaseguros del Grupo
  Telefonica, S.A. (SPAIN)  (3)         16.67%    83.33%  100.00%      0.36      1.28        -     1.51       0.38   FC         -
    Distribution, promotion or
    preparation of insurance
    contracts, operating as a broker
    Avda. General Peron, 38 Master II
    - 17(a) P.- 28020 Madrid
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Pleyade Peru Corredores de
  Seguros, S.A.C. (PERU) (1)                      99.93%  100.00%      0.01      0.02        -     0.01       0.01    FC        -
    Insurance broker
    Lima

  Pleyade Argentina, S.A.
  (ARGENTINA) (1)                                 99.80%   99.80%      0.01      0.12        -     0.07       0.01    FC        -
    Insurance broker
    Buenos Aires

  TGP Brasil Corretora de
  Seguros e Resseguros,
  Ltda. (BRAZIL) (1)                              99.90%   99.90%      0.01      0.04    (0.02)       -       0.01    FC        -
    Insurance broker
    Rua do Livramento, 66 -
    Bloco A, 1(0) andar -
    04008-030 - Sao Paulo

  Pleyade Mexico, Agente de Seguros
  y de Fianzas, S.A. de C.V., Ltda.
  (MEXICO) (1)                                    99.50%   99.50%      0.02     (0.01)       -     0.04       0.02    FC        -
    Insurance broker
    San Pedro Garza Garcia -
    Nuevo Leon

Other holdings                                       N/D      N/D       N/D       N/D      N/D      N/D       0.02    C      0.02

  Altair Assurances, S.A.
  (LUXEMBURGO)                                   100.00%  100.00%      6.00         -        -        -       6.00    C       6.00
    Performance of direct
    insurance transations
    6DRoute de Treves L-2633
    - Senningerberg

  Seguros de Vida y Pensiones
  Antares, S.A. (SPAIN)(*) (**) (3)     94.67%     5.33%  100.00%    204.33      4.95        -     8.39     215.50    FC        -
    Life insurance, pensions
    and health insurance
    Avda. General Peron, 38 Master
    II - 17(a) P. - 28020  Madrid

Other holdings                             N/A       N/A      N/A       N/A       N/A      N/A      N/A       9.04    C       9.04

Telefonica Finanzas, S.A. (TELFISA)
(SPAIN) (*) (**)  (3)                  100.00%            100.00%      3.01      9.93        -     0.96      12.61    FC        -
  Integrated cash management,
  counseling and financial support
  for Group companies
  Gran Via, 30 - 4(a) Plta. -
  28013 Madrid

Telefonica Finanzas Peru, S.A.C.
(PERU)                                 100.00%            100.00%      2.75         -        -                2.75    C       2.75
  Integrated cash management,
  counseling and financial
  support for Group companies
  Ciudad de Lima

Fisatel Mexico, S.A.
de C.V. (MEXICO) (1)                   100.00%            100.00%      0.42     (0.29)       -     0.15       0.43    FC        -
  Integrated cash management,
  counseling and financial
  support for Group companies
  Boulevard Manuel Avila
  Camacho, 24 - 16(a) Plta.
  Lomas de Chapultepec -
  11000 Mexico City

Venturini Espana, S.A.
(SPAIN) (*) (**)  (2)                  100.00%            100.00%      3.01     (0.13)       -     0.36       3.60    FC        -
  Printing, graphic arts and
  direct marketing
  Avda. de la Industria,
  17 Tres Cantos - 28760 Madrid

  Venturini, S.A. (SPAIN)(*)(**)(2)              100.00%  100.00%      0.18      0.03        -     0.02       0.21    FC        -
    Direct marketing
    Via Augusta, 117, 2(0)
    1(a) - 08006 Barcelona
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
Communicapital Gestion, S.A.U.
(SPAIN) (*) (**) (1)                   100.00%            100.00%      0.06      0.02        -        -       0.06    FC        -
  Global telecommunications fund
  Gran Via, 28 - 28013 Madrid

Telefonica Participaciones,
S.A. (SPAIN) (**)                      100.00%            100.00%      0.06         -        -        -       0.06    FC        -
  Issuance of preferred securities
  and/or other debt financial
  instruments
  Gran Via, 28 - 28013 Madrid

Telefonica Emisiones, S.A.
(SPAIN) (**) (1)                       100.00%            100.00%      0.06         -        -        -       0.06    FC        -
  Issuance of preferred securities
  and/or other debt financial
  instruments
  Gran Via, 28 - 28013 Madrid

Telefonica Europe, B.V.
(NETHERLANDS) (1)                      100.00%            100.00%      0.05      6.08    (1.35)    1.92       0.05    FC        -
  Fund raising in capital markets
  Strawinskylaan 1259 , tower D,
  12th floor 1077 XX - Amsterdam

  Telefonica Finance USA,
  L.L.C. (U.S.A.)                                  0.01%    0.01%  2,000.00      0.01   (83.68)   83.69       0.01    FC        -
    Financial intermediation
    Corporation Trust Center,
    1209 Orange street -
    Wilmington/New Castle
    County - Delaware

Telefonica Internacional
USA Inc. (U.S.A.) (1)                  100.00%            100.00%         -      0.37        -     0.04          -    FC        -
  1221 Brickell Avenue suite
  600 - 33131 Miami - Florida

Telefonica B2B Licencing, Inc.
(U.S.A.) (1)                           100.00%            100.00%         -     (8.05)       -    (1.80)         -    FC        -

Telefonica Gestion de
Servicios Compartidos, S.A.
(*) (**) (SPAIN) (1) (6)               100.00%            100.00%      7.57     11.82        -    (1.10)     20.08    FC        -
  Provision of management and
  administration services
  Gran Via, 28 - 28013 Madrid

  Sociedad de Cobros de Brasil
  (BRASIL)                                        99.33%   99.33%      0.01      0.00        -     0.02       0.01    FC        -

  Telefonica Procesos y Tecnologia
  de la Informacion, S.A.
  (SPAIN) (*) (**) (3)                           100.00%  100.00%      3.00      5.53        -     0.68       8.71    FC        -
    Provision of IT-related services
    Jose Abascal, 4 - 28003 Madrid

  Zeleris Espana, S.A.
  (SPAIN) (*) (**) (3)                           100.00%  100.00%      2.38      1.17        -     1.48       0.82    FC        -
    Provision of mail, directory
    and package distribution services
    C/ Gran Via, 28 - 28.013 Madrid

Telefonica Gestion de Servicios
Compartidos Mexico, S.A. de C.V.
(MEXICO) (1) (6)                        99.99%     0.01%  100.00%      6.75     (3.73)       -   (0.21)       6.76    FC        -
  Provision of management and
  administration services
  Blvd. Diaz Ordaz Pte N 123 2(0), Col.
  Santamaria - 6465 Monterrey

  Telefonica Gestion de Servicios
  Compartidos El Salvador, S.A.
  (EL SALVADOR) (1)                              100.00%  100.00%      0.02      0.01        -     0.06       0.01    FC        -
    Provision of management and
    administration services
    63 Avda. Sur y Alameda
    Roosevelt-Ctro F Gigante
    Torre B n 10, San Salvador
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica Gestion de Servicios
  Compartidos Guatemala, S.A.
  de C.V. (GUATEMALA) (1)                        100.00%  100.00%      0.01      0.03        -    (0.05)      0.01    FC        -
    Provision of management and
    administration services
    18 Calle 5-56, Zona 10, Edif,
    Unicentro Nivel 10, Guatemala

Telefonica Gestao de Servicos
Compartilhados do Brasil, Ltda.
(BRAZIL) (1)                            99.99%             99.99%      8.45     (5.00)       -    (0.56)      5.00    FC        -
  Provision of management and
  administration services and
  advisory and consulting services
  Rua Do Livramento, 66 Bolco
  Ibirapuera - Sao Paulo  -

Telefonica Gestion de Servicios
Compartidos, S.A.C. (PERU) (1) (6)      99.99%     0.01%  100.00%      3.91      1.48        -     0.23       3.91    FC        -
  Provision of management and
  administration services
  Shell, 310 - Miraflores Lima

  Telefonica Centro de Cobros
  Peru, S.A.C. (PERU) (1)                        100.00%  100.00%      0.01      0.53        -     0.65       1.24    FC        -
    Provision of collection services
    for the account of third parties
    Shell, 310 -Miraflores -Lima

Telefonica Gestion de Servicios
Compartidos, S.A.  (ARGENTINA) (1)      99.99%             99.99%      0.01     (0.53)       -     0.45       0.01    FC        -
  Provision of management and
  administration services
  Tucuman 1, Piso 18 Ciudad
  de Buenos Aires

Telefonica International Wholesale
Services America,
S.A. (URUGUAY) (1) (6)                 100.00%            100.00%    370.41   (109.88)       -   (45.68)    499.05    FC        -
  Provision of high bandwidth
  communications services
  Luis A. de Herrera, 1248 Piso 4
  - Montevideo

  Emergia Argentina, S.A.
  (ARGENTINA) (1)                                 99.99%   99.99%     11.82     (0.94)       -    (6.14)      7.41    FC        -
    Provision of high bandwidth
    communications services
    Paraguay, 1345 Piso 6 -
    Buenos Aires

  Emergia Participacoes,
  Ltd. (BRAZIL) (1)                               99.99%   99.99%     45.87    (17.40)       -    (7.09)       N/A    FC        -
    Provision of high bandwidth
    communications services
    Rua Martiniano de Carvalho,
    n(degree)851, 16(degree) andar,
    Bela Vista

  Emergia Brasil, Ltd. (BRAZIL) (1)               99.99%   99.99%         -         -        -        -      33.70    FC        -
    Provision of high bandwidth
    communications services
    Av. Brigadeiro Faria Lima,
    1188 Piso 8(0) - Sao Pablo

  Telefonica International Wholesale
  Services Chile, S.A. (CHILE) (1)                99.99%   99.99%     24.79     (9.29)       -    (2.61)     15.69    FC        -
    Provision of high bandwidth
    communications services
    Ricardo Lyon, 222 Piso 14 -
    Santiago de Chile
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica International Wholesale
  Services Peru, S.A.C. (PERU) (1)                99.99%   99.99%     14.62     (3.80)      -     (4.17)     11.62    FC        -
    Provision of high bandwidth
    communications services
    Av. de la Floresta,
    497 Piso 5 - San Borga

  Telefonica International Wholesale
  Services USA, Inc. (U.S.A.) (1)                100.00%  100.00%     21.98    (16.18)      -     (2.99)      6.15    FC        -
    Provision of high bandwidth
    communications services
    1221 Brickell Avenue, Piso 6 -
    33131 Miami (Florida)

  Telefonica International Wholesale
  Services Guatemala, S.A.
  (GUATEMALA) (1)                                 99.99%   99.99%     11.70      0.28       -     (3.18)     13.00    FC        -
    Provision of high bandwidth
    communications services
    Blvd. Los Proceres, 5-56 Piso 11,
    zona 10 - Guatemala City

  Telefonica International Wholesale
  Services Puerto Rico, Inc.
  (PUERTO RICO) (1)                              100.00%  100.00%     17.39     (3.18)      -     (1.27)      0.46    FC        -
    Provision of high bandwidth
    communications services
    Metro Office Park Edificio 17,
    Calle 2, Suite 600 - Guaynabo

Telefonica Internacional, S.A.
(SPAIN) (*) (**) (1) (6)                99.88%     0.12%  100.00%  2,842.12  3,627.02       -  1,216.79   8,141.40    FC        -
  Investment in the
  telecommunications industry abroad
  C/ Gran Via, 28 - 28013 Madrid

  Sao Paulo Telecomunicacoes Holding,
  Ltda. (BRAZIL) (1)                             100.00%  100.00%  1,262.77     11.51   (71.96)   86.28   2,882.52    FC        -
    Holding company
    Sao Paulo

  Telecomunicacoes de Sao Paulo, S.A.
  - TELESP (BRAZIL) (1)                           87.49%   87.49%  1,653.42  1,755.59  (856.93)  600.56   4,535.10    FC        -
    Wireline telephony operator
    in Sao Paulo
    Sao Paulo

  Telefonica Finance Limited
  (ISLE OF MAN) (1)                              100.00%  100.00%       N/A       N/A      N/A      N/A        N/A    FC        -
    Finance

  Telefonica del Peru Holding,
  S.A. (PERU) (1) (5)                            100.00%  100.00%  1,292.10   (200.31)      -    (64.93)       N/D    FC        -
    Holding company

  Telefonica del Peru, S.A.A.
  (PERU) (1)                             0.14%    98.05%   98.19%    526.81     70.79       -     12.49     750.89    FC        -
    Operator of local, long
    distance and international
    telephony services in Peru
    Avda. Arequipa, 1155
    Santa Beatriz - Lima
    Atento Peru, S.A.C. (PERU)                    30.00%

  Telefonica International Holding,
  B.V. (NETHERLANDS) (1)                         100.00%  100.00%    402.61    202.46       -     73.04        N/D    FC        -
    Holding company
    Telefonica Chile Holding, B.V.
    (NETHERLANDS) (1)                            100.00%  100.00%      0.03     28.57       -     (0.01)       N/D    FC        -
    Holding company
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
   SUBSIDIARIES AND THEIR HOLDINGS           % of Ownership                                                                VALUE IN
                                       ----------------------------                                        GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME   BOOK    DATION   DATION
                                       DIRECT   INDIRECT   GROUP    CAPITAL  RESERVES   DIVIDEND  (LOSS)   VALUE   METHOD    (10)
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica Internacional de
  Chile, S.A. (CHILE) (1)                        100.00%  100.00%     11.58    693.48        -   202.64        N/A    FC        -
    Holding company

  Compania de Telecomunicaciones
  de Chile, S.A.  (C.T.C.),
  (CHILE) (1)                                     44.89%   44.89%  1,090.58     94.22  (333.95)  448.60        N/A    FC        -
    Operator of telecommunications
    services in Chile
    Avenida Providencia, 111 piso
    29 Santiago de Chile

  Telefonica Gestion de Servicios
  Compartidos Chile, S.A. (CHILE)                 99.90%   44.85%       N/A       N/A      N/A      N/A        N/A    FC        -
    Provision of management and
    administration services
    Avenida Providencia, 111 piso
    29 Santiago de Chile

  Atento Chile, S.A. (CHILE) (1) (6)              30.00%

  Compania Internacional de
  Telecomunicaciones, S.A.
  (ARGENTINA) (1)                                 99.98%   99.98%    239.18   (700.85)       -    57.71     372.57    FC        -
    Holding company
    Av. Ingeniero Huergo, 723,
    PB - Buenos Aires

  Telefonica Holding de Argentina,
  S.A. (ARGENTINA) (1)                            99.96%   99.96%    102.33   (700.99)       -   (22.24)    998.90    FC        -
    Holding company
    Tucuman, 1 P-17 Buenos Aires

  Telefonica de Argentina, S.A.
  (ARGENTINA) (1)                                 98.03%   98.03%    435.34   (715.87)       -   158.17     866.22    FC        -
    Provision of telecommunications
    services
    Av. Ingeniero Huergo, 723,
    PB - Buenos Aires

  Telefonica Venezuela Holding, B.V.
  (NETHERLANDS) (1)                              100.00%  100.00%      0.0     (70.39)       -    (8.00)         -    FC        -
    Holding company

  Compania Anonima Nacional
  Telefonos de Venezuela
  (CANTV) (VENEZUELA) (1)                          6.92%    6.92%       N/A       N/A      N/A      N/A        N/A    C     118.28
    Provision of telecommunications
    services
    Avenida Libertador, Centro
    Nacional de
    Telecomunicaciones,
    Piso 1 - 1226 Caracas

  Telefonica Larga Distancia de
  Puerto Rico, INC.
  (PUERTO RICO) (1)                               98.00%   98.00%     82.10    (38.58)       -     1.85        N/A    FC        -
    Telecommunications operator
    Calle 1, Edificio n(0) 8.
    Metro Office Park.
    Sector de Buchanan. Guaynabo
    Puerto Rico

  Infonet Services Corporation
  (U.S.A.) (1)                                    14.41%   14.41%   1272,44   (473,09)       -   (34,59)       N/A    EM     90.63
    Telecommunications operator
    2100 East. Crand Avenue.
    El Segundo, California 90245
    - 1022 USA

  Telefonica Moviles, S.A.
  (*) (**) (1)(SPAIN)                             21.43%

  Communication Technology, Inc.
  (U.S.A.) (4)                                   100.00%  100.00%      6.20     (7.73)       -    (5.17)     18.66    FC        -
    Provider of long distance
    telecommunications services
    Delaware

Other holdings                                       N/A      N/A       N/A       N/A      N/A      N/A        N/A    EM     (0.05)

Other holdings                                       N/A      N/A       N/A       N/A      N/A      N/A        N/A    C      16.03
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Telefonica Moviles, S.A.
(SPAIN)(*)(**)(1)(6)(9)                71.03%    21.43%     92.46%  2,165.28    920.71        -  1,633.91 3,051.92   FC          -
  Holding company
  Goya, 24 - 28001 Madrid

  Brasilcel, N.V. (NETHERLANDS)(1)               50.00%    46.23%       0.10  4,454.24        -     5,63  2,179.38   PC          -
    Joint Venture
    Strawinskylaan 3105 - 1077ZX -
    Amsterdam

  VIVO Brasil Comunic.(BRAZIL)(1)                50.00%    46.23%          -         -        -        -         -   PC          -
    Holding company
    Rua da Consolacao, 247 - 6(0)
    andar / sala 57-F Sao Paulo - SP

  Tagilo Participacoes, S.A. (BRAZIL)(1)         50.00%    46.23%      97.42      8.66    (0.57)    0.77         -   PC          -
    Ownership of intellectual property
    Rua Martiniano de Carvalho, 851,
    20 andar, Parte, Bela Vista, Sao
    Paulo.

  Sudestecel Participacoes, S.A.
  (BRAZIL)(1)                                    50.00%    46.23%     533.61      3.28    (1.33)    2.01         -   PC          -
    Holding company
    Rua Martiniano de Carvalho,
    851, 20 andar, Parte, Bela Vista,
    Sao Paulo.

  Avista Part. S.L. (BRAZIL)(1)                  50.00%    46.23%     170.37         -        -    (3.76)        -   PC          -
    Holding company
    Rua da Consolacao, 247 - 6(0)
    andar / sala 57-F Sao Paulo - SP

  Tele Sudeste Celular Participacoes,
  S.A. (BRAZIL)(1)                               45.44%    42.02%     246.56    279.87    (7.06)   25.57         -   PC          -
    Holding company
    Prai de Botafogo 501,20 andar,
    parte bela Vista, Sao Paulo

  Telerj Celular, S.A. (BRAZIL)(1)               45.44%    42.02%     297.22    142.77    (2.18)    9.12         -   PC          -
    Provision of wireless
    communications services
    Praia de Botafogo, 501-5(0)
    a 8(0) Andares, Botafogo - Rio
    de Janeiro

  Telest Celular, S.A. (BRAZIL)(1)               45.44%    42.02%      44.33     28.32    (6.36)   16.91         -   PC          -
    Provision of wireless
    communications services
    Avda. Nossa Senhora da Penha,
    275 - Praia de Santa Elena,
    Vitoria - Espiritu Santo

  Portelcom Fixa, S.A. (BRAZIL)(1)               50.00%    46.23%          -         -        -        -         -   PC          -
    Holding company
    Av Brigadeiro Faria Lima, 2277,
    15(a) andar, Conj1503, Jardin
    Paulistano, Sao Paulo

  Telefonica Brasil Sul Celular
    Participacoes, S.A. (BRAZIL)(1)              49.25%    45.54%     161.85     11.78    (3.54)    9.64      0.53   PC          -
    Holding company
    Avda. Martiniano de Carvalho,
    851, 20 andar, parte Sao Paulo,
    Sao Paulo
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Celular CRT Participacoes, S.A.
(BRAZIL)(1)                                      33.28%    30.77%      71.16    192.94   (20.83)   50.11      -     PC            -
  Holding company
  Rua Jose Bonifacio, 245, Bon Fim,
  Porto Alegre - Rio Grande Do Sul

Celular CRT, S.A. (BRAZIL)(1)                    33.28%    30.77%     148.57     89.47    (0.02)   52.49      -     PC            -
  Provision of wireless communications
  services
  Rua Jose Bonifacio, 245, Bon Fim,
  Porto Alegre - Rio Grande Do Sul

Tele Leste Celular Participacoes, S.A.
(BRAZIL)(1)                                      25.29%    23.38%      84,74     27,22        -    (8,34)     -     PC            -
  Holding company
  Rua Silveria Martins, n 1036,
  Cabula, Salvador- Bahia

Telebahia Celular, S.A. (BRAZIL)(1)              25.29%    23.38%      98.97      0.95        -   (12.58)     -     PC            -
  Provision of wireless
  communications services
  Rua Silveria Martins, n 1036,
  Cabula, Salvador- Bahia

Telergipe Celular, S.A. (BRAZIL)(1)              25.29%    23.38%       9.85      0.96    (0.24)    3.46      -     PC            -
  Provision of wireless
  communications services
  Avda. Francisco Porto, 686,
  13 de julho - Aracaju, Sergipe

Ptelecom Brasil, S.A. (BRAZIL)(1)                49.99%    46.22%     726.95   (410.74)       -    (9.16)     -     PC            -
  Holding company
  Rua Cubatao, 320, 4 andar,
  Sao Paulo, Sao Paulo

Portelcom Participacoes, S.A. (BRAZIL)(1)        49.99%    46.22%     979.40   (165.20)       -   (34.42)     -     PC            -
  Holding company
  Av Brigadeiro Faria Lima, 2277,
  15(a) andar, Conj1503, Jardin
  Paulistano, Sao Paulo

Telesp Celular Participacoes, S.A.
  (BRAZIL)(1)                                    32.56%    30.10%   1,209.67   (269.98)       -   134.96)     -     PC            -
  Holding company
  Av. Roque Petroni Junior,
  n(0) 1464, 6 andar-parte, bloco B,
  Morumbi, Sao Paulo, Sao Paulo

Telesp Celular, S.A. (BRAZIL)(1)                 32.56%    30.10%     519.92    172.87        -   127.12      -     PC            -
  Holding company
  Av. Roque Petroni Junior,
  n(0) 1464, 6 andar-parte, bloco B,
  Morumbi, Sao Paulo, Sao Paulo

Global Telcom Telecom, S.A. (BRAZIL)(1)          32.56%    30.10%   1,119.42   (708.73)       -   (49.66)     -     PC            -
  Wireless operator
  Av. Higienopolis, n(0) 1635,
  Curitiba, Parana

Tele Centro Oeste Celular
Participacoes, S.A. (BRAZIL)(1)                  16.49%    15.25%     219.32    352.31   (11.18)  140.05      -     PC            -
  Holding company and
  telecommunications services
  Sector Comercial Sul, Quadra 2,
  Bloco C, n(0) 226, Edif
  Telebrasilia Celular, 7 andar,
  Brasilia DF
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Telegoias Celular, S.A. (BRAZIL)                 16.49%    15.25%      68.54     87.64        -    50.22       -    PC            -
  Wireless operator
  Rua 136-C, Quadra F-44, n(0)
  150, Setor Sul Goiania, Goias

Telemat Celular, S.A. (BRAZIL)                   16.49%    15.25%      39.72     54.41        -    30.57       -    PC            -
  Wireless operator
  Av. Getulio Vargas, n(0) 1,300,
  Centro, Cuiba, Matogrosso

Telems Celular, S.A. (BRAZIL)                    16.49%    15.25%      31.33     38.35        -    21.09       -    PC            -
  Wireless operator
  Av. Alfonso Pena, n(0) 2,386,
  Ed Dolor de Andrade, Campo
  Grrande, Matogrosso Do Sul

Teleron Celular, S.A. (BRAZIL)                   16.49%    15.25%       9.67     14.83        -     4.19       -    PC            -
  Wireless operator
  Av. Getulio Vargas, 1941,
  Porto Velho, Rondonia

Teacre Celular, S.A. (BRAZIL)                    16.49%    15.25%       5.20      7.16        -     2.66       -    PC            -
  Wireless operator
  Rua Minas Gerais, n(0) 64,
  Ivete Vargas, Rio Branco-Acre

Norte Brasil Telecom, S.A. (BRAZIL)              16.49%    15.25%      49.78      2.22        -     9.79       -    PC            -
  Wireless operator
  Travessa Padre Eutiquio, n(0) 1,226,
  Barrio Batista Campos, Belem, Para

Tele Centro Oeste IP, S.A. (BRAZIL)              16.49%    15.25%       0.28     (1.50)       -    (1.39)      -    PC            -
  Wireless operator
  AC/ Sul Quadra 02, Bloco C,
  n(0) 256, 3(0) Pavimento,
  Ed Toufic, Plano Piloto, Brasilia

Telefonica Moviles El Salvador
  Holding, S.A. de C.V. (EL SALVADOR)(3)        100.00%    92.46%     130.91     (4.49)       -    (1.19) 153.93    FC            -
  Holding company
  Alameda Roosvelt y Avenida Sur.
  Torre Telefonica nivel 10 - San
  Salvador
  AC/ Sul Quadra 02, Bloco C,
  n(0) 256, 3(0) Pavimento,
  Ed Toufic, Plano Piloto, Brasilia, DF

Telefonica Moviles El Salvador, S.A.
  de C.V. (EL SALVADOR)(3)                       91.75%    84.83%     102.79    (67.79)       -   (18.05)      -    FC            -
  Provision of wireless and
  international long distance
  communications services
  Alameda Roosvelt y Avenida Sur.
  Torre Telefonica nivel 10 - San
  Salvador

Telefonica Multiservicios, S.A.
  de C.V.(1)                                     71.11%    65.74%       6.52     (0.68)       -    (0.76)      -    FC            -
  Cable modem system operator
  Alameda Roosvelt y Avenida Sur.
  Torre Telefonica nivel 10 - San
  Salvador

Telefonica Moviles Centroamerica,
  S.A. de C.V.(1)                                91.75%    84.83%       1.05     (0.08)       -     0.03       -    FC            -
  Operative company
  Alameda Roosvelt y Avenida
  Sur. Torre Telefonica nivel 10 -
  San Salvador

Telefonica El Salvador, S.A. de
  C.V.(1)                                        91.75%    84.83%       0.02     (0.02)       -    (0.01)      -    FC            -
  Operative company
  Alameda Roosvelt y Avenida
  Sur. Torre Telefonica nivel 10 -
  San Salvador
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
TCG Holdings, S.A. (GUATEMALA)(1)               100.00%    92.46%     198.31      (1.22)      -     (0.39) 238.54   FC            -
  Holding company
  Bulevar Los Proceres 5-56 Zona 10,
  Unicentro nivel 11 - Guatemala City

Telefonica Moviles Guatemala, S.A.
  (GUATEMALA)(1)                                100.00%    92.46%     193.20    (106.61)      -    (15.53) 193.20   FC            -
  Provision of wireless, wireline
  and radio paging communications
  services
  Bulevar Los Proceres 5-56 Zona 10,
  Unicentro nivel 11 - Guatemala City

Telescucha, S.A. (GUATEMALA)(1)                 100.00%    92.46%       2.39      (1.58)      -     (0.40)      -   FC            -
  Provision of telecommunications
  and paging services
  Bulevar Los Proceres 5-56 Zona 10,
  Unicentro nivel 11 - Guatemala City

Infraestructura Internacional, S.A.
  (GUATEMALA)                                    70.00%    64.72%       0.41      (0.14)      -     (0.01)      -   FC            -
  Provision of telecommunications
  and paging services
  Bulevar Los Proceres 5-56 Zona 10,
  Unicentro nivel 11 - Guatemala City

PageMart de Centroamerica                        30.00%    27.74%          -          -       -         -       -   FC            -
  Operative company
  Bulevar Los Proceres 5-56 Zona 10 -
  Univentro Nivel 11, Ciudad de Guatemala

Telefonica Moviles Espana, S.A.U.
  (SPAIN)(*)(**)(1)                             100.00%    92.46%     423.34  (1,011.70)      -  2,143.16  933.21   FC            -
  Provision of wireless communications
  services
  Plaza de la Independencia, 6 -
  Pta. 5 - 28001 Madrid

Spiral Investment, B.V. (NETHERLANDS)(1)        100.00%    92.46%      38.54    (133.51)      -     (2.53)      -   FC            -
  Holding company
  Strawinskylaan 3105 - 1077ZX -
  Amsterdam

3G Mobile AG (SWITZERLAND)                      100.00%    92.46%      35.71     (78.70)      -      0.57       -   FC            -
  Wireless telephony operator
  Bahnhofplatz 4, 8001 Zurich

MobiPay Espana, S.A. (SPAIN)                     13.36%    12.35%      16.05      (3.00)      -     (5.09)      -   EM         1.06
  Provision of payment services through
  wireless telephony
  Avda. Europa, 20 - Alcobendas - Madrid

Solivella Investment, B.V. (NETHERLANDS)(1)     100.00%    92.46%     880.70  (1,553.16)      -    (50,98)      -   FC            -
  Sociedad holding
  Strawinskylaan 3105 - 1077ZX -
  Amsterdam

Ipse 2000, S.p.A. (ITALY)                        45.59%    46.23%     150.50     177.06       -   (254.77)      -   EM        31.76
  Installation and operation of third-
  generation wireless communication systems
  Piazza dei Capprettari, 70 - Rome

Group 3G UMTS Holding, GmbH (GERMANY)(1)         57.20%    52.89%     250.03 (10,195.88)      -     (0.02)      -   FC            -
  Network development and provision of
  third-generation telecommunications
  services
  Alois-Wolfmuller-Str. 8 80939 Munich

Quam, GmbH (GERMANY)(1)                          57.20%    52.89%     250.03    (250.02)      -    (37.66)      -   FC            -
  Provision of UMTS services
  Alois-Wolfmuller-Str. 8 80939 Munich

Opco Mobile Services GmbH (GERMANY)(1)           57.20%    52.89%       0.05          -       -     (1.12)      -   FC            -
  Provision of UMTS services
  Alois-Wolfmuller-Str. 8 80939 Munich
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Medi Telecom, S.A. (MOROCCO)                     32.18%    29.75%     786.83   (666.78)       -   (42.93)      -    EM         5.04
  Provision of wireless
  communications services
  Twin Center, Tour A. Angle Bd
  Zertouni et El Massira El Kadra
  Casablanca

Telefonica  Moviles Interacciona,
S.A. (**) (SPAIN)(1)                            100.00%    92.46%       4.00    (79.40)       -    (6.64)      -    FC            -
  Engineering consultancy services
  in wireless environments.
  Gran Via, 28 - 28013 Madrid

Terra Mobile Brasil, Ltd. (BRAZIL)(1)           100.00%    92.46%       5.65     (5.63)       -        -       -    FC            -
  No activity
  22(0) ANDAR 17 - Bairro ou Distrito
  FLAMENGO, Rio de Janeiro

Gruppo 3G, SRL (ITALY)                          100.00%    92.46%       0.07         -        -        -       -     C         0.10
  Holding company
  Via Lepetit, 4 - Milan

Tempos 21 Innovacion en
Aplicaciones Moviles, S.A. (SPAIN)               38.50%    35.60%      13.22     (6.32)       -    (4.26)      -     C         5.09
  Research, development and
  commercial operation of
  wireless services and applications
  Avda. Diagonal, 640 - Barcelona

Simpay, Ltd. (U.K.)                              25.00%    23.12%          -         -        -        -       -     C            -
  Wireless means of payment
  62-65 Chandos Place, London
  WC2N 4LP

Omicron Ceti, S.L. (SPAIN)(8)                   100.00%    92.46%          -         -        -        -       -     C            -
  Holding company
  Jose Abascal - Madrid

Telefonica Moviles Puerto
Rico, Inc. (PUERTO RICO)                        100.00%    92.46%       0.03      0.98        -   (45.91)   1.21    FC            -
  Ownership of wireless operators
  in Puerto Rico
  Metro Office Park Calle Edificio
  #17, Suite 600 - 00968 Guaynabo

Telefonica Moviles USA, Inc.
(U.S.A.)                                        100.00%    92.46%          -     (0.85)       -    (0.08)   0.75    FC            -
  Telecommunications consultancy
  services
  1221 Brickell Avenue - Miami -
  Florida

TELCA Gestion Guatemala, S.A.                   100.00%    92.46%       0.02         -        -        -    0.02     C         0.02
  Management of and counseling
  on telecommunications services
  Guatemala

MobiPay Internacional, S.A. (SPAIN)              50.00%    46.23%      11.82     (0.08)       -    (3.50)   5.21    PC            -
  Avda Europa 20, Alcobendas, Madrid
  Provision of payment services
  through wireless telephony

Telefonica Moviles Peru Holding,
  S.A.A. (PERU)(1)                               97.97%    90.58%     174.95     34.16        -     1.03  254.46    FC            -
  Holding company
  Avda. Arequipa, 1155 Lima, 01

Telefonica Moviles, S.A.C. (PERU)(1)             97.97%    90.58%     201.47      7.95        -     1.08       -    FC            -
  Provision of wireless
  communications services
  Avda. Arequipa, 1155 Lima, 01
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Telefonica Moviles Argentina, S.A.
(ARGENTINA)(1)                                   97.93%    90.55%     128.73   (566.58)       -   (84.58) 495.79    FC            -
  Holding company
  Ing Huergo 723, piso 17 -
  Buenos Aires

Telefonica Comunicaciones Personales,
S.A. (ARGENTINA)(1)                              97.93%    90.55%     131.86   (569.33)       -   (84,45)      -    FC            -
  Provision of wireless
  communications services
  Ing Huergo 723, piso 17 -
  Buenos Aires

Radio Servicios, S.A. (ARGENTINA)(7)             97.93%    90.55%       0.24     (0.29)       -    (0.02)      -    EM        (0.05)
  Inactive company
  Ing Huergo 723, piso 17 -
  Buenos Aires

Telefonica de Centroamerica, S.L.
(SPAIN)(1)(7)                                   100.00%    92.46%       0.50      0.01        -    (0.13)   1.33     C         1.33
  Inactive company
  Gran Via, n(0) 28, Madrid

Telefonica Moviles Holding Uruguay,
S.A. (URUGUAY)(7)                               100.00%    92.46%      24.01         -        -     0.05   25.80    FC            -
  Inactive company
  Plza de la Independencia 8,
  planta baja, Montevideo

Telefonica Moviles Uruguay,
S.A. (URUGUAY)(7)                               100.00%    92.46%      24.01         -        -     0.06       -    FC            -
  Inactive company
  Plza de la Independencia 8,
  planta baja, Montevideo

Wireless Network Ventures                       100.00%    92.46%          -         -        -        -       -    FC            -
  Holding Company
  Palm Grove House, PO Box 438,
  tortola, BVI

Paging de Centroamerica, S.A.
(GUATEMALA)                                     100.00%    92.46%          -         -        -        -       -     C            -
  Provision of telecommunications
  and paging services
  Bulevar Los Proceres 5-56 Zona 10,
  Unicentro nivel 11 - Guatemala City

Telefonica Soporte y Tecnologia,
S.A. (GUATEMALA)                                100.00%    92.46%          -         -        -        -       -     C            -
  Provision of telecommunications and
  paging services
  Bulevar Los Proceres 5-56 Zona 10,
  Unicentro nivel 11 - Guatemala City

Telefonica Moviles Mexico, S.A. de
C.V. (MEXICO)(1)                                 92.00%    85.06%   1,443.01   (594.68)       -  (658.73) 998.99    FC            -
  Holding company
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Telefonica Finanzas Mexico, S.A. de
C.V. (MEXICO)(1)                                 92.00%    85.06%          -      0.46        -     0.53         -  FC            -
  Promotion, formation, organization,
  exploitation, operation and ownership
  of companies' capital stock.
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Baja Celular Mexicana, S.A. de C.V.
(MEXICO)(1)                                      92.00%    85.06%      97.05    (14.04)       -   (33.99)        -  FC            -
  Provision of wireless local loop
  services
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Movitel de Noroeste, S.A. de C.V.
(MEXICO)(1)                                      82.80%    76.56%      14.06       0.11       -   (17.75)     -     FC            -
  Provision of wireless local
  loop services
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Moviservicios, S.A. de C.V.
  (MEXICO)(1)                                    91.99%    85.05%       1.59       0.67       -     0.18      -     FC            -
  Technical, administrative,
  consultancy, advisory and
  supervision services.
  Paseo de los Tamarindos No.
  400-A, piso 4, Col. Bosques de
  las Lomas, Mexico City 05120

Corporativo Integral Comunicacion,
  S.A. de C.V. (MEXICO)(1)                       92.00%    85.06%       6.51     (13.30)      -    (1.43)     -     FC            -
  Holding company
  Paseo de los Tamarindos
  No. 400-A, piso 4, Col. Bosques
  de las Lomas, Mexico City 05120

Telefonia Celular del Norte, S.A.
  de C.V. (MEXICO)(1)                            92.00%    85.06%      23.71     (57.13)      -   (26.65)     -     FC            -
  Provision of wireless local
  loop services
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Grupo Corporativo del Norte, S.A.
de C.V. (MEXICO)(1)                              92.00%    85.06%       4.36     (18.90)      -    (2.99)     -     FC            -
  Acquisition, disposal and
  custodianship of securities
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Celular de Telefonia, S.A. de C.V.
(MEXICO)(1)                                      92.00%    85.06%      23.03     (68.55)      -   (50.60)     -     FC            -
  Provision of wireless local loop
  services
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Enlaces del Norte, S.A. de C.V.
(MEXICO)(1)                                      87.31%    80.72%       0.03       2.39       -   (12.08)     -     FC            -
  Acquisition, disposal and
  custodianship of securities
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Grupo de Telecomunicaciones
Mexicanas, S.A. de C.V. (MEXICO)(1)              89.61%    82.85%       0.01      13.40       -   (22.17)     -     FC            -
  Provision of wireless local loop
  services
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Pegaso Telecomunicaciones, S.A. de
  C.V. (MEXICO)(1)                               92.00%    85.06%     723.49  (1,152.08)      -  (454.61)     -     FC            -
  Installation, maintenance and
  operation of public or private
  telecommunications networks
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Pegaso Comunicaciones y Sistemas,
S.A. de C.V. (MEXICO)(1)                         92.00%    85.06%     573.36    (984.32)      -  (153.48)     -     FC            -
  Provision of wireless local loop
  services
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120

Pegaso PCS, S.A. de C.V. (MEXICO)(1)             92.00%    85.06%      10.28     (54.01)      -  (285.90)     -     FC            -
  Provision of wireless local loop
  services
  Paseo de los Tamarindos No. 400-A,
  piso 4, Col. Bosques de las Lomas,
  Mexico City 05120
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Pegaso Recursos Humanos, S.A.
de C.V. (MEXICO)(1)                              92.00%    85.06%       2.27     (1.23)       -     2.20       -    FC            -
  Technical professional services
  for the development of public
  telecommunications networks
  Paseo de los Tamarindos No.
  400-A, piso 4, Col. Bosques de
  las Lomas, Mexico City 05120

Pegaso Finanzas, S.A. de C.V.
(MEXICO)(1)                                      92.00%    85.06%          -         -        -        -       -    FC            -
  Obtaining financing and loans
  and granting loans to commercial
  partners.
  Paseo de los Tamarindos No.
  400-A, piso 4, Col. Bosques de
  las Lomas, Mexico City 05120

Pegaso Finco I, S.A. de C.V.
(MEXICO)(1)                                      92.00%    85.06%          -         -        -        -       -    FC            -
  Operation of public
  telecommunications networks
  and bands of frequencies
  Paseo de los Tamarindos No.
  400-A, piso 4, Col. Bosques de
  las Lomas, Mexico City 05120

Activos Para Telecomunicacion, S.A.
de C.V. (MEXICO)(1)                              92.00%    85.06%          -    (47.67)       -   (17.24)      -    FC            -
  Provision of handsfree wireless
  telecommunications services
  Paseo de los Tamarindos No.
  400-A, piso 4, Col. Bosques de
  las Lomas, Mexico City 05120

Telecomunicaciones Punto a Punto
Mexico, S.A. de C.V. (MEXICO)(1)                 92.00%    85.06%          -    (31.78)       -     0.22       -    FC            -
  Provision of handsfree wireless
  telecommunications services
  Paseo de los Tamarindos No.
  400-A, piso 4, Col. Bosques de
  las Lomas, Mexico City 05120

Telefonica Telecomunicaciones Mexico
(MEXICO)                                         94.90%    87.74%          -         -        -        -       -    FC            -
  Holding Company
  Rio Duero 31, Mexico DF 06500

Telefonica Moviles Soluciones y
Aplicaciones, S.A. (CHILE)(1)                   100.00%    92.46%       9.14     (0.36)       -    (4.78)   9.50    FC            -
  Provision of computer and
  communications services
  Avenida del Condor N(0)720,
  piso 4, comuna de Huechuraba,
  de la Ciudad de Santiago de Chile

Inversiones Telefonica Moviles
Holding Limitada (CHILE)                        100.00%    92.46%     428.23         -        -   (22.15) 423.89    FC            -
  Holding company
  Miraflores 130, piso 12,
  Santiago e Chile

TEM Inversiones Chile Limitada (CHILE)          100.00%    92.46%     885.36     10.62        -   (23.86)      -    FC            -
  Holding company
  Miraflores 130, piso 12,
  Santiago e Chile

Telefonica Movil de Chile, S.A.
(CHILE)                                         100.00%    92.46%     273.29      0.83        -    (3.86)      -    FC            -
  Wireless operator
  Miraflores 130, piso 12,
  Santiago e Chile

Telefonica Moviles Soluciones,
S.A.(CHILE)                                     100.00%    92.46%       0.01         -        -        -       -    FC            -
  Services company
  Miraflores 130 piso 12 Santiago
  de Chile

Telefonica Moviles eServices
Latin America, Inc. (U.S.A.)                    100.00%    92.46%          -          -        -       -       -    FC            -
  Provision of computer services
  Mellon Financial Center 1111
  Brickell ave. Suite 1000,
  Miami, florida 33131

Ecuador Cellular Holdings, B.V.
(NETHERLANDS)                                   100.00%    92.46%     219.71          -        -    6.82  663.43    FC            -
  Holding company
  Strawinskylaan 3105, Atium 7th,
  Amsterdam
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
BS Ecuador Holdings, Ltd. (ISLAS
VIRGENES BRITANICAS)                            100.00%    92.46%          -         -        -        -      -     FC            -
  Holding company
  Palm Grove House, PO Box 438,
  tortola, BVI

Otecel, S.A. (ECUADOR)                          100.00%    92.46%      61.15     26.56        -     5.19      -     FC
  Provision of wireless
  communications services
  Avda. de la Republica y la
  Pradera esq. Casilla, Quito

Cellular Holdings (Central America),
Inc. (ISLAS VIRGENES BRITANICAS)                100.00%    92.46%          -         -        -        -  37.93     FC            -
  Holding company
  Palm Grove House, PO Box 438,
  tortola, BVI

Guatemala Cellular Holdings, B.V.
(NETHERLANDS)                                   100.00%    92.46%       4.28         -        -     0.82  29.39     FC
  Holding company
  Strawinskylaan 3105, Atium 7th,
  Amsterdam

TMG (BVI) Holdings, Ltd. (ISLAS
VIRGENES BRITANICAS)                            100.00%    92.46%          -         -        -        -      -     FC            -
  Holding company
  Palm Grove House, PO Box 438,
  tortola, BVI

Centram Communications, LP (ISLAS
VIRGENES BRITANICAS)                            100.00%    92.46%          -         -        -        -      -     FC            -
  Holding company
  Palm Grove House, PO Box 438,
  tortola, BVI

TEM Guatemala Ltd. (ISLAS VIRGENES
BRITANICAS)                                     100.00%    92.46%          -         -        -        -      -     FC            -
  Holding company
  Palm Grove House, PO Box 438,
  tortola, BVI

Telefonica Moviles Guatemala y Cia,
S.C.A. (GUATEMALA)                              100.00%    92.46%     100.82    (46.00)       -     2.08      -     FC
  Wireless operator
  Blvd Los Proceres Torre
  Telefonica 10, Guatemala

Central America Servies Holding, Ltd.
(ISLAS VIRGENES BRITANICAS)                     100.00%    92.46%          -         -        -        -      -     FC            -
  No activity
  Palm Grove House, PO Box 438,
  tortola, BVI

Multi Holding Corporation (PANAMA)               99.23%    91.75%          -         -        -        - 298.72     FC            -
  Holding Company
  Edificio HSBC, Piso 11, Avd Samuel
  Lewis,Panama, Republica de Panama

Panama Cellular Holdings, B.V.
(NETHERLANDS)                                   100.00%    92.46%          -     40.14        -     2.29 238.17     FC
  Holding company
  Strawinskylaan 3105, Atium 7th,
  Amsterdam

BellSouth Panama, Ltd. (ISLAS
CAIMAN)                                         100.00%    92.46%          -         -        -        -      -     FC            -
  Holding company
  Islas Cayman
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Panama Cellular Holdings, LLC (USA)             100.00%    92.46%          -         -        -        -        -   FC            -
  Holding company
  Delaware

BSC de Panama Holdings, SRL (PANAMA)            100.00%    92.46%          -     60.84        -     2.41        -   FC            -
  Holding company
  Avda Samuel Lewis y Calle 54,
  Edificio Afra, Panama

BSC Cayman (ISLAS CAIMAN)                        99.62%    92.10%          -         -        -        -        -   FC            -
  General Partnership
  Islas Cayman

Telefonica Moviles Panama, S.A.
(PANAMA)                                         99.57%    92.06%      41.09     37.43        -     4.50        -   FC
  Wireless telephony services
  Edificio Magna Corp. Calle 51
  Este y Avda Manuel Maria Icaza,
  Ciudad de Panama

Panama Cellular Investments, LLC (USA)           99.57%    92.06%          -         -        -        -        -   FC            -
  Services company
  Delaware

Latin American Cellular Holdings,
B.V. (NETHERLANDS)                              100.00%    92.46%       0.56    284.59        -     6.96 1,377.72   FC            -
  Holding company
  Strawinskylaan 3105, Atium 7th,
  Amsterdam

Ablitur, S.A. (URUGUAY)(2)                      100.00%    92.46%      35.50     (8.59)       -     0.18        -   FC            -
  Holding company
  Constituyente 1467 Piso 23,
  Montevideo  11200

Redamil, S.A. (URUGUAY)(2)                      100.00%    92.46%       4.70     10.46        -     0.18        -   FC            -
  Holding company
  Constituyente 1467 Piso 23,
  Montevideo  11200

Abiatar, S.A. (URUGUAY)(2)                      100.00%    92.46%       5.45     19.57        -     0.23        -   FC            -
  Wireless operator and services
  Constituyente 1467 Piso 23,
  Montevideo  11200

Comunicaciones Moviles de Peru, S.A.
(PERU)(2)                                        99.85%    92.32%      23.09    (30.04)       -    (1.32)    0.17   FC            -
  Wireless operator
  Av. Republica e Panama n(0)3055,
  San Isidro, Lima

BellSouth Nicaragua, S.A. (NICARAGUA)           100.00%    92.46%          -         -        -        -        -   FC            -
  Holding Company
  Managua

Pisani Resources y Cia, Ltd.
(NICARAGUA)                                     100.00%    92.46%          -         -        -        -        -   FC            -
  Holding Company
  Managua

Doric Holding y Cia, Ltd. (NICARAGUA)           100.00%    92.46%          -         -        -        -        -   FC            -
  Holding Company
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
   Managua

Kalamai Holdings, Ltd. (ISLAS
VIRGENES BRITANICAS)                            100.00%    92.46%          -         -        -        -       -    FC            -
  Holding Company
  Palm Grove House, PO Box 438,
  tortola, BVI

Kalamai Hold. Y Cia, Ltd.
(NICARAGUA)                                     100.00%    92.46%          -         -        -        -       -    FC            -
  Holding Company
  Managua

Telefonia Celular de Nicaragua, S.A.
(NICARAGUA)(2)                                  100.00%    92.46%      11.21     31.41        -     1.14       -    FC            -
  Wireless telephony services
  Carretera Mazalla, Managua,
  Nicaragua

Telecomunicaciones BBS, S.R.L.
(VENEZUELA)(2)                                  100.00%    92.46%          -    486.84        -    16.86       -    FC            -
  Wireless telephony-related
  services
  Torre Edicampo, Avda Francisco
  de Miranda, Caracas 1010,
  Venezuela

Comtel Comunicaciones Telefonicas,
S.A. (VENEZUELA)(2)                             100.00%    92.46%      23.23    127.25   (27.56)    5.56    0.15    FC            -
  Holding company
  Torre Edicampo, Avda Francisco
  de Miranda, Caracas 1010,
  Venezuela

Telcel, C.A. (VENEZUELA)(2)                     100.00%    92.46%     104.37    365.12   (86.13)   17.48  240.47    FC            -
  Wireless operators
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060,
  Venezuela
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

                                                                E-30

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Sistemas Timetrak, C.A. (VENEZUELA)              75.00%    69.35%       1.59      0.29     6.94     0.39     NA     FC            -
  Fleet localitation services
  Calle Pantin, Edificio Grupo
  Secusat. Piso 3. Caracas, Venezuela

Servicios Telcel, C.A. (VENEZUELA)              100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

Telcel International, Ltd.
(ISLAS CAIMAN)                                  100.00%    92.46%          -         -        -        -      -     FC            -
  Holding Company
  Islas Cayman

Corporacion 271191, C.A. (VENEZUELA)            100.00%    92.46%          -         -        -        -      -     FC            -
  Buy-sell  buildings
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

Promociones 4222. C.A. (VENEZUELA)              100.00%    92.46%          -         -        -        -      -     FC            -
   Buy-sell  buildings
   Av. Francisco de Miranda, Edif
   Parque Cristal, Caracas 1060

S.T. Merida, C.A. (VENEZUELA)                   100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Ciudad Ojeda, C.A. (VENEZUELA)             100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. San Cristobal (VENEZUELA)                  100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
S.T. Maracaibo, C.A. (VENEZUELA)                100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Punto Fijo, C.A. (VENEZUELA)               100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Valera, C.A. (VENEZUELA)                   100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Valencia, C.A. (VENEZUELA)                 100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

SyRed, T.E.I., C.A. (VENEZUELA)                 100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

Servicios Telcel Acarigua, C.A.
(VENEZUELA)                                     100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

Servicios Telcel Barquisimeto,
C.A. (VENEZUELA)                                100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

Serv. Telcel Charallave (VENEZUELA)             100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Cumana, C.A. (VENEZUELA)                   100.00%    92.46%          -         -        -        -      -     FC            -
   Telecomunication services and
   public atention
   Av. Francisco de Miranda, Edif
   Parque Cristal, Caracas 1060

S.T. Guarenas, C.A. (VENEZUELA)                 100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Los Teques, C.A. (VENEZUELA)               100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Maracay, C.A. (VENEZUELA)                  100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
S.T. Margarita, C.A. (VENEZUELA)                100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Maturin, C.A. (VENEZUELA)                  100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

S.T. Puerto Ordaz, C.A. (VENEZUELA)             100.00%    92.46%          -         -        -        -      -     FC            -
  Telecomunication services and
  public atention
  Av. Francisco de Miranda, Edif
  Parque Cristal, Caracas 1060

Olympic, Ltd. (COLOMBIA)(2)                     100.00%    92.46%       0.03    583.50        -     9.22      -     FC
  Holding company
  Av. 82 N(0) 10-62, piso 6

Telefonica Moviles Colombia, S.A.
(COLOMBIA)                                      100.00%    92.46%       0.29    143.57        -    13.82 115.60     FC

Bautzen, Inc. (PANAMA)                          100.00%    92.46%       0.21     (0.20)       -        -      -     FC
  Financial management
  Ciudad de Panama

Comoviles, S.A. (COLOMBIA)                       99.97%    92.43%          -      0.17        -        -      -     FC
  Telecommunications services
  Calle 100 N(0) 7-33, piso 17,
  Bogota

Comunicaciones Trunking, S.A.
(COLOMBIA)                                       99.95%    92.42%       0.02      0.07        -        -      -     FC
  Provision of trunking services
  Calle 100 N(0) 7-33, piso 16,
  Bogota

Paracomunicar, S.A. (COLOMBIA)                   99.31%    91.82%          -         -        -        -      -     FC
  Telecommunications services
  Calle 100 N(0) 7-33, piso 17,
  Bogota

Kobrocom Electronica, Ltd. (COLOMBIA)            99.95%    92.41%       0.04     (0.02)       -        -      -     FC
  Telecommunications services
  Calle 100 N(0) 7-33, piso 15,
  Bogota

Other holdings                                      N/A       N/A          -         -        -        -      -     PE            -

Other holdings                                      N/A       N/A          -         -        -        -   3.88     C          4.42
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Terra Networks, S.A. (SPAIN)(1)(6)(**) 75.87%     0.93%    76.80%   1,149.88    320.88        -  163.97 2,897.99   FC            -
  Provision and operation of
  telecommunications services
  Nicaragua, 54 - 08029 Barcelona

  Terra Business Travel, S.A.
  (SPAIN)(**)                                   100.00%    76.80%       0.56     (0.01)       -       -     0.56    FC            -
    Travel agent
    Via Dos Castillas, 33.
    Pozuelo de Alarcon - Madrid

  Terra Lycos Holding, B.V.
  (NETHERLANDS)                                 100.00%    76.80%       0.02         -        -       -     0.02    C          0.02
    Marketing of software licenses
    Koningslaan, 34. 1075 AD
    Amsterdam, Holanda

  Terra Lycos Intangibles, S.A.
  (SPAIN)(1)(**)                                100.00%    76.80%       0.66     13.29        -   (0.07)   19.29    FC            -
    Internet services provider
    Paseo de la Castellana, 92 -
    28046 Madrid

  Terra Networks USA, Inc. and
  subsidiaries (U.S.A.) (6)                     100.00%    76.80%          -      4.66        -   (6.41)    7.76    FC            -
    Portfolio company
    1201 Brickell Avenue, Suite 700,
    Miami - Florida 33131

  Deremate.com, Inc. (USA)                       18.00%    13.82%          -         -        -       -     3.69    C          3.69
    Internet content and e-commerce
    1018 Centre Road, Wilmington -
    Delaware

  Lycos Europe, N.V.(3)                          32.10%    24.65%       3.12    143.14        -   46.60    47.88    EM        46.56
    Internet portal
    Richard Holkade 30-34, Haarlem,
    Holanda

  Centro de Investigacion y
  Experimentacion de la Realidad
  Virtual, S.L. (SPAIN)                         100.00%    76.80%       0.01       N/D        -     N/D    10.08    C             -
    Design of communications
    products
    Via de Dos Castillas, 33 - Comp.
    Atica Ed. 1, 1(a) Plta. Pozuelo
    de Alarcon - 28224 Madrid

  Corporation Real Time Team, S.L.
  (SPAIN)                                       100.00%    76.80%       0.02       N/D        -     N/D    12.40    C             -
  Design, advertising and consulting
  on the Internet
  Claudio Coello, 32, 1(0) ext. -
  Madrid

  UNO-E Bank, S.A. (SPAIN)                       33.00%    25.35%      80.32     31.15        -     N/D   189.83    C        189.83
    On-line banking
    Julian Camarillo, 4 Edificio C,
    28037 - Madrid

  Terra Networks Asociadas, S.L.
  (SPAIN)                                       100.00%    76.80%       6.11     (8.44)       -  (15.35)   61.12    FC            -
    Portfolio company
    Paseo de la Castellana, 92 -
    28046 Madrid

  Maptel Networks, S.A.U. (SPAIN)(1)            100.00%    76.80%       2.54     (1.49)       -   (0.63)    2.41    FC            -
    Design of digital cartography
    Plaza Santa Maria Soledad Torres
    Acosta, 1 5(0) - 28004 Madrid
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003. (**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Ifigenia Plus, S.L. (SPAIN)(1)(8)(**)           100.00%    76.80%       0.14     (1.52)       -    (1.36)  10.11     FC           -
  Vertical education and cultural
  content development portal
  Plaza Alonso Martinez, 3 -28004
  Madrid

Educaterra, S.L. (SPAIN)(1)(**)                 100.00%    76.80%       0.69      2.13        -    (0.95)   6.30     FC           -
  Vertical education Internet portal
  Via de Dos Castillas, 33 - Comp.
  Atica Ed. 1, 1(a) Plta. Pozuelo
  de Alarcon - 28224 Madrid

One Travel.com, Inc. (USA)(1)(6)                 54.15%    41.59%       0.01      6.36        -    (3.06)  29.64     FC           -
  Travel booking portal
  258 Main Street, 3rd floor -
  East Greenville, EEUU

11th Hour Vacations, Inc. (USA)                 100.00%    41.59%        N/D       N/D        -      N/D       -     FC           -
  Travel booking portal
  15 Century Drive, Greenville -
  South Carolina, EEUU

Azeler Automocion, S.A. (SPAIN)(6)               50.00%    38.40%       1.80     (0.62)       -    (0.04)   5.22     EM        0.57
  Motoring portal
  Via de Dos Castillas, 33 -
  Comp. Atica Ed. 1, 1(a) Plta.
  Pozuelo de Alarcon - 28224 Madrid

Red Universal de Marketing y Bookings
Online, S.A. (SPAIN) (6)                         50.00%    38.40%       0.90     (7.28)       -     0.57    7.50     EM           -
  Travel booking portal
  Procion 1 y 3 La Florida - 28023
  Madrid

Inversis Networks, S.A. (SPAIN)                  10.68%     8.20%      44.03      4.67        -   (18.43)  11.69     C        11.69
  Telematic and computer systems
  and applications
  C/ Arrastacia, 13 . Poligono de
  las Mercedes - Madrid

Iniciativas Residenciales en
Internet, S.A. (ATREA) (SPAIN)                   50.00%    38.40%       1.42      0.36        -    (1.21)   3.85     EM        0.29
  Real esate portal
  Paseo Castellana, 92 - 28046
  Madrid

Terra Networks Espana, S.A.
(SPAIN)(4)(**)                                  100.00%    76.80%       9.87   (393.78)       -     9.83   93.97     FC           -
  ISP and portal
  Via Dos Castillas, 33 - Comp.
  Atica Ed. 1, 1(a) Plta.
  Pozuelo de Alarcon - 28224\
  Madrid

Terra Networks LATAM E.T.V.E.,
S.L. (SPAIN)(1)(**)                             100.00%    76.80%      57.45     56.55        -   (23.44) 540.69     FC           -
  Foreign securities holding and
  management
  Paseo de la Castellana, 92 -
  28046 Madrid

Terra Networks Venezuela, S.A.
(VENEZUELA)(1)                                  100.00%    76.80%       1.37     (2.22)       -    (0.84)  20.88     FC           -
  ISP and portal
  Avda. Francisco de Miranda,
  Centro Plaza, Torre A, Piso 11,
  Los Palos Grandes - Caracas
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Terra Networks Peru, S.A. (PERU)(1)              99.99%    76.80%       2.54      1.26        -    (2.49)  52.80    FC        -
  ISP and portal
  Los Sauces, 374 - Torre Roja -
  San Isidro - Lima

Terra Networks Mexico Holding,
S.A. de C.V. (MEXICO)(1)(6)                     100.00%    76.80%      91.32   (107.31)       -   (12.81) 356.66    FC        -
  Portfolio company
  Antonio L. Rodriguez 1884,
  Monterrey - Nuevo Leon, Mexico

Terra Networks Mexico, S.A. de
C.V. (MEXICO)(1)(6)                              99.99%    76.80%       3.07      6.86        -   (23.02) (10.39)   FC        -
  ISP and portal
  Col. Santa Maria Monterrey,
  Ciudad de Monterrey - Nuevo Leon

Telefonica Interactiva Brasil,
Ltda. (BRAZIL)(1)(6)                             99.99%    76.80%     534.51   (435.10)       -   (17.82) 359.66    FC        -
  Portfolio company
  Rua de Consolacao, 247, 6(0)
  - Sao Paulo - Brasil

Terra Networks Brasil, S.A. and
subsidiaries (BRAZIL)(1)(6)                     100.00%    76.80%     248.66   (222.30)       -   (18.96) 262.53    FC        -
  ISP and portal
  Rua General Joao Manoel, 90 -
  Porto Alegre - Rio Grande do Sul
  - Brasil

Terra Networks Chile Holding
Limitada (CHILE)(1)(6)                           99.99%    76.80%      95.18    (64.10)       -    (6.93)  95.18    FC        -
  Portfolio company
  Avda. Vitacura, 2736 - Santiago
  de Santiago

Terra Networks Chile, S.A. (CHILE)(1)           100.00%    76.80%      38.79    (36.50)       -    (3.53)  71.11    FC        -
  ISP and portal
  Avda. Vitacura, 2736 - Santiago
  de Santiago

Terra Networks Guatemala, S.A.
(GUATEMALA)(6)                                  100.00%    76.80%      13.08    (12.59)       -    (1.93)  17.22    FC        -
  ISP and portal
  Diagonal, 6 Edificio Las
  Margaritas II - Guatemala City

Terra Networks El Salvador, S.A.
de C.V. (EL SALVADOR)(1)                         99.99%    76.80%       2.00     (2.00)       -        -     N/A    FC        -
  Internet portal
  63 Ave. Sur y Alameda Roosvelt,
  Centro Fin. Gigante Torre de
  San Salvador

Terra Networks Honduras, S.A.
(HONDURAS)                                       99.99%    76.80%       0.01         -        -        -     N/A    FC        -
  Internet portal
  14 Av. Circunvalacion N.O.
  San Pedro Sula-Cortez, Honduras

Terra Networks Costa Rica, S.A.
(COSTA RICA)(3)                                  99.99%    76.80%       0.01         -        -        -     N/A    FC        -
  Internet portal
  Escurridabat, Edificio Domus
  Plaza, 2(a) Planta Oficina 2 -
  San Jose

Terra Networks Nicaragua, S.A.
(NICARAGUA)                                      99.99%    76.80%       0.01         -        -        -     N/A    FC        -
  Internet portal
  Nicaragua
------------------------------------------------------------------------------------------------------------------------------------

(*)  Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------

  Terra Networks Panama, S.A. (PANAMA)           99.99%    76.80%       0.01         -        -        -    N/A     FC            -
    Internet portal
    Harry Eno y Piloto, Posada
    Edificio El Educador - Coopeduc -
    Bethania

  Terra Networks Caribe, S.A.
  (DOMINICAN REPUBLIC)(4)                        99.98%    76.79%       0.01         -        -        -      -     FC            -
    Internet portal
    Avda. Winston Churchill, Pza.
    Fernandez II, Local 18 B -Nivel
    Ensanche Paraiso - Santo Domingo

  Terra Networks Argentina, S.A.
  (ARGENTINA)(1)                                 99.99%    76.80%       1.25     (0.28)       -    (1.14)  0.92     FC            -
    ISP and portal
    Avda. Leandro N. Alem.,
    712 Piso 11 - Buenos Aires

  Terra Networks Maroc, S.A.R.L.
  (MOROCCO)(7)                                   100.00%   76.80%       0.03       N/D        -      N/D   0.03     C          0.03
    Inactive company
    332 Boulevard Brahim Roudani -
    Casablanca

  Terra Networks Colombia Holding,
  S.A. (COLOMBIA) (1) (6)                        100.00%   76.80%       0.25     (3.09)       -    (0.06) 47.01     FC           -
    Portfolio company
    Avda. 100 n(0) 7-33 Torre 11
    Of.301 - Santa Fe de Bogota

  Terra Networks Colombia , S.A.
  (La Ciudad.com) (COLOMBIA) (1)                 99.99%    76.80%       0.00      2.17        -    (1.86) 15.16     FC           -
    Internet portal
    Avda. 100 n(0) 7-33 Torre 11
    Of.301, Santa Fe de Bogota

  Terra Networks Servicos de Acceso a
  Internet e Trading, Ltd.
  (PORTUGAL)(7)                                 100.00%    76.80%       0.01       N/A        -      N/A   0.01     C          0.01
    Inactive company
    Avda. Arriaga, 73-2(0) andar,
    sala 212 - Freguesia de Se,
    Concelho do Funchal (Madeira)

Telefonica Factoring Do Brasil, Ltd.
(BRASIL)(1)                            40.00%    10.00%    50.00%       2.41     (0.96)   (0.14)    0.72   1.45     EM         0.87
  Factoring
  Avda. Paulista, 1106

Telefonica Factoring Establecimiento
Financiero de Credito, S.A. (SPAIN)(1) 50.00%              50.00%       5.11      1.74        -     2.44   2.64     EM         4.80
  Loans and credits (consumer and
  mortgage loans and commercial
  transactions)
  Pedro Teixeira, 8 - 28020 Madrid

Alianca Atlantica Holding B.V.
(NETHERLANDS)                          50.00%    43.76%    93.76%      40.00      0.80        -     1.03  29.12     EM            -
  Holder of 5,225,000 Portugal
  Telecom, S.A. shares
  Strawinskylaan 1725, 1077 XX
  Amsterdam

Torre de Collcerola, S.A.
(SPAIN)(2)                             30.40%              30.40%      12.02      0.56        -        -   3.66     EM         3.83
  Operation of a telecommunications
  mast and technical assistance and
  consulting services
  Ctra. Vallvidrera-Tibidabo,
  s/n(0) - 08017 Barcelona
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
Telefonica Publicidad e Informacion,
S.A. (SPAIN)(2)(6)                     59.90%              59.90%      18.41    100.84        -   111.86   4.06     FC            -
  Publishing of directories and
  advertising in all types of media
  Avda. de Manoteras, 12 - 28050
  MADRID

  Telefonica Publicidad e Informacion
  Direct, S.L. (SPAIN) (2)                      100.00%    59.90%       0.06         -        -        -   0.64     FC            -
     Direct marketing related
     activities
     Avda. de Manoteras, 12 - 28050
     MADRID

  Telefonica Publicidad e Informacion
  Edita, S.A.U. (SPAIN)(2)                      100.00%    59.90%       0.66      8.77        -    (2.46) 11.02     FC            -
    Publishing of technical and
    professional directories in
    various industries
    Fuerteventura, 21- San Sebastian
    de los Reyes. Madrid

  Edinet Europa, S.A.U. (SPAIN)(2)              100.00%    59.90%       0.06     (0.01)       -        -   0.35     FC            -
    Publishing
    Avda. de Manoteras, 12 - 28050
    MADRID

  Adquira Spain, S.A. (SPAIN)(2)                20.00%     11.98%       1.56     11.35        -    (4.78)  3.17     EM         1.63
     E-commerce
     Goya, 4, 4(a) planta - Madrid

  Telefonica Publicidad e Informacion
  Internacional, S.A.U. (SPAIN)(2)              100.00%    59.90%      49.34     (0.50)       -     4.90  49.34     FC            -
    Holding company
    Avda. de Manoteras, 12 - 28050
    MADRID

  Directories Holding, B.V.
  (NETHERLANDS)                                 100.00%    59.90%       0.02     13.12    (4.60)    4.58  47.58     FC            -
    Holding company
    Drentestraat 24 BG 1083 HK -
    Amsterdam

  Publiguias Holding, S.A. (CHILE)(2)           100.00%    59.90%      13.73     (2.97)   (6.36)    6.57  13.20     FC            -
    Holding company
    Avda. Santa Maria 0792 -
    Providencia - Santiago de Chile

  Urge Chile, S.A. (CHILE)(2)                   100.00%    59.90%       0.38     (0.35)       -    (0.24)  0.34     FC            -
    Construction and upkeep of
    buildings. Refurbishment work in
    general
    Moneda 970, piso 12 - Santiago
    de Chile

  Impresora y Comercial Publiguias,
  S.A. (CHILE)(2)                               100.00%    59.90%       4.93     35.51   (12.50)   13.51  73.14     FC            -
    Telephone directory and related
    products and telephone files
    business
    Avda. Santa Maria 0792 -
    Providencia - Santiago de Chile

  Other holdings                                    N/A       N/A        N/A       N/A        -      N/A   0.18     C          0.18
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate income tax return in 2003.
(**) Companies included in the consolidated corporate income tax return in 2004.

Telefonica
------------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES AND THEIR HOLDINGS          % of Ownership                                                              VALUE IN
                                       ----------------------------                                       GROSS  CONSOLI-  CONSOLI-
                                                         TELEFONICA                     INTERIM   INCOME  BOOK    DATION    DATION
                                       DIRECT  INDIRECT     GROUP    CAPITAL  RESERVES  DIVIDEND  (LOSS)  VALUE   METHOD     (10)
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica Publicidad e Informacion
  Peru, S.A.C. (PERU)(2)                        100.00%    59.90%       0.25      (0.33)   (3.61)     4.47  18.25     FC           -
    Publishing of Peruvian market
    directories
    Paseo Republica, 3755 San Isidro,
    Lima

  Telefonica Publicidade e Informacao,
  Ltda. (BRAZIL)(2)                             100.00%    59.90%      63.17     (79.10)       -     (6.90) 72.65     FC           -
    Publishing of directories and
    advertising in the states of Sao
    Paulo and Rio Grande do Sul Rua
    Gomes de Carvalho, 1507 Vila
    Olimpia, Sao Paulo - Brasil
  11888 Servicio Consulta Telefonica,
  S.A. (SPAIN)(2)                               100.00%    59.90%       0.06       0.01    (5.68)     6.78   0.06     FC           -
    Provision of wireline public
    telephone and directory enquiry
    service Avda. de Manoteras, 12 -
    28050 MADRID

  Guia Local Network, S.A. (BRAZIL)              20.00%    11.98%       3.70          -        -     (2.93)  1.57      C        1.57
    City guide Internet portal
    Avda. Das Americas, 500 Bl. 6A -
    Rio de Janeiro

  Euredit, S.A. (FRANCE)                          5.00%     2.99%       2.80       2.08        -      2.64   0.23      C        0.23
    Publication of European yearbooks
    Avda. Friedland, 9 - 75008 Paris(*)

Sistemas Tecnicos de Loterias del
Estado, S.A. (SPAIN)(2)                31.75%              31.75%      12.02      54.32        -      4.74   3.82     EM       22.57
  Operation of a gaming terminal
  system for the Spanish State
  Gaming Organization
  Manuel Tovar, 9 - 28034 Madrid

Amper, S.A. (SPAIN)(1)(6)               6.10%               6.10%      27.91      20.18        -      2.51  11.83     EM        3.09
  Development, manufacture and
  repair of telecommunications
  systems and equipment and related
  components
  Torrelaguna, 75 - 28027 Madrid

Portugal Telecom, S.G.P.S., S.A.
(PORTUGAL)(1)                           8.55%     1.03%     9.58%   1,166.49   1,388.28        -    417.34 877.19     EM      283.24
  Holding company
  Avda. Fontes Pereira de Melo, 40 -
  1089 Lisbon

Banco Bilbao Vizcaya Argentaria, S.A.
(SPAIN)(1)(6)                           1.07%               1.07%   1,662.00 (12,107.3)(1,017.30) 2,802.00 555.63     EM      521.04
  Banking
  Plaza de San Nicolas, 4 - 48013
  Bilbao (Vizcaya)

I-CO Global Communications (HOLDINGS)
Limited (U.K.)                            N/D                 N/D        N/D       N/D                 N/D   6.03      C        6.03
------------------------------------------------------------------------------------------------------------------------------------
Other holdings                            N/A       N/A       N/A        N/A       N/A                 N/A   8.72      C        8.72
------------------------------------------------------------------------------------------------------------------------------------

 (*) Companies included in the consolidated corporate           TOTAL VALUE IN CONSOLIDATION, ASSOCIATED COMPANIES (Note 8) 1,159.08
     income tax return in 2003.
(**) Companies included in the consolidated corporate           TOTAL VALUE IN CONSOLIDATION, INVESTEES (Note 8)              518.52
     income tax return in 2004.

(1)  Company audited by Deloitte & Touche. In Spain Deloitte & Touche Spain, S.L.
(2)  Company audited by PriceWaterhouseCoopers.
(3)  Company audited by K.P.M.G. Peat Marwick.
(4)  Company audited by B.D.O. Audiberia.
(5)  Company audited by Hugo Bottino.
(6)  Consolidated figures.
(7)  Inactive company.
(8)  Company in liquidation.
(9)  Company audited by Treureva.
(10) This value relates to the contribution to the Telefonica Group and not to the subgroups to which the contributing companies belong.

FC Fully consolidated companies.
PC Proportionally consolidated companies.
EM Companies accounted for by the equity method.
I Investees
N/D No data.
N/A Not available

Financial information obtained from the financial statements, if any, prepared by the company.

Telefonica
--------------------------------------------------------------------------------


EXHIBIT II.
-----------

The variations in the scope of consolidation in the years ended December 31, 2004 and 2003, were as follows:

2004

The variations in the scope of consolidation in the year ended December 31, 2004, were as follows:

Telefonica

In 2004 Telefonica acquired 71,693 shares of the Dutch company Endemol Entertainment Holding, N.V. (Endemol) for (euro)1.79 million. Following this transaction, the Telefonica Group's holding in Endemol, which continues to be fully consolidated in the Telefonica Group, increased to 99.70%.

Telefonica, S.A. acquired 52,820,862 shares of Portugal Telecom, S.G.P.S., S.A. for (euro)475.14 million, giving rise to consolidation goodwill of (euro)344.52 million. Additionally, on December 29, 2004, Portugal Telecom reduced capital by retiring 87,799,950 shares of treasury stock, representing 7% of capital stock. Following these transactions, Telefonica increased its direct holding in this company to 8.55%. The direct and indirect effective ownership interest by the Telefonica Group was 9.58%. This company continues to be accounted for by the equity method in the consolidated financial statements of the Telefonica Group.

The Spanish subsidiary Inmobiliaria Telefonica, S.L.U. was dissolved without liquidation through the overall transfer of its assets and liabilities to its sole stockholder, Telefonica, S.A. and the subsequent extinction of the company. This company, which had been fully consolidated in the consolidated financial statements of the Telefonica Group, was excluded from the scope of consolidation.

The U.S. companies Telefonica B2B, Inc. and Telefonica USA, Inc., which were fully consolidated in the consolidated financial statements of the Telefonica Group, were excluded from the scope of consolidation following their liquidation and dissolution and the transfer of their assets and liabilities to their sole stockholder, Telefonica, S.A.

Zeleris Soluciones Integrales, S.L.U. was merged into Telefonica Gestion de Servicios Compartidos Espana, S.A. (a wholly-owned subsidiary of Telefonica, S.A.), which increased capital stock by (euro)5.47 million and received as a consideration all the shares composing the capital stock of the former. As a result of the merger, Zeleris Espana, S.A.U., a wholly-owned subsidiary of Zeleris Soluciones Integrales, S.A., became a wholly-owned subsidiary of Telefonica Gestion de Servicios Compartidos Espana, S.A. The company continues to be fully consolidated in the consolidated financial statements of the Telefonica Group.

In October Telefonica Gestion de Servicios Compartidos Espana, S.A., acquired a 99.33% holding in the Brazilian company Cobros Servicos de Gestao, S.A., currently S.L. As a result of the acquisition, the Brazilian company was fully consolidated in the Telefonica Group.

In 2004 the Spanish company Telefonica Investigacion y Desarrollo, S.A. incorporated the Mexican company Telefonica Investigacion y Desarrollo Mexico, S.A. and subscribed and paid

Telefonica
--------------------------------------------------------------------------------


all its capital stock, consisting of 50,000 shares of MXP 1 par value each. This company was fully consolidated in the Telefonica Group.

Telefonica, S.A. sold 464 shares of the associated company Torre de Collerola, S.A. for (euro)1.47 million. As a result of this transaction, Telefonica, S.A. reduced its ownership interest in this company to 30.4%. This company continues to be accounted for by the equity method in the consolidation of the Telefonica Group.

The Spanish companies Telefonica Participaciones, S.A.U. and Telefonica Emisiones, S.A.U. were incorporated in November with a capital stock consisting of 62,000 shares of (euro)1 par value each, which was fully subscribed and paid by their sole stockholder Telefonica, S.A.

The Luxembourg company Altair Assurances, S.A. was incorporated in December with an initial capital stock of (euro)6 million, which was subscribed and paid 95% by the Luxembourg company Casiopea Reaseguradora, S.A. and 5% by the Spanish company Seguros de Vida y Pensiones Antares, S.A., both wholly-owned subsidiaries of the Telefonica Group.

The Peruvian company Telfisa Peru, S.A.C. was incorporated in December with an initial capital of 12 million new soles, which was fully subscribed and paid by the Telefonica Group.

The Spanish company Cleon, S.A. a 50%-owned subsidiary of Compania Espanola de Tecnologia, S.A., which in turn is wholly owned by Telefonica, S.A., was carried by the equity method in the consolidated financial statements of the Telefonica Group for 2004 on the basis of management criteria, whereas in 2003 it was fully consolidated.

T.P.I. Group

In 2004 Telefonica Publicidad e Informacion, S.A., the parent company of the group, acquired the remaining 49% holding in its Chilean subsidiary Impresora y Comercial Publiguias, S.A. for (euro)65.6 million, thereby increasing its ownership interest to 100%. A 9% holding was acquired from the Chilean company Compania de Telecomunicaciones de Chile, S.A., a Telefonica Group subsidiary. This company continues to be fully consolidated in the Telefonica Group.

On August 13, 2004, the Chilean company Edinet America, S.A. (formerly Urge Chile, S.A.) increased capital by 218.81 Chilean pesos ((euro)0.29 million). This capital increase was fully subscribed and paid by Publiguias Holding, S.A. As a result of this transaction, the TPI group increased its holding in Edinet America, S.A. from 99.90% to 99.978%. In November the Chilean company Impresora y Comercial Publiguias, S.A. acquired a 0.022% holding in the capital stock of Edinet America, S.A. Following this transaction, the Telefonica Publicidad e Informacion Group increased its holding in the Chilean company to 100%. This company continues to be fully consolidated in the Telefonica Group.

Telefonica de Espana Group

Telefonica Cable, S.A., a wholly-owned subsidiary of Telefonica de Espana, S.A., continued its corporate group restructuring process and the following local operators were merged into it: Telefonica Cable Asturias, S.A., Telefonica Cable Valencia, S.A., Telefonica Cable Extremadura, S.A. and Telefonica Cable Balears, S.A. All these companies, which had been fully consolidated in the Telefonica Group in 2003, were excluded from the scope of consolidation in 2004.

Telefonica
--------------------------------------------------------------------------------


Telefonica de Espana, S.A.'s 2.13% holding in the French company Eutelsat, S.A. was sold for (euro)44.83 million, giving rise to net gains of (euro)21.43 million. Additionally, Telefonica de Espana S.A. sold its 0.75% holding in the Dutch company New Skies Satellites, B.V. for (euro)6.02 million, at a gain of
(euro)5.95 million. Both companies were recorded under the "Other Investments" caption in the consolidated balance sheet of the Telefonica Group.

Telefonica Mobile Solutions, S.A.U. was taken over by its parent company Telefonica Soluciones de Informatica y Comunicaciones de Espana, S.A.U. This company, which had been fully consolidated in the consolidated financial statements of the Telefonica Group in 2003, was excluded from consolidation in 2004.

Terra Group

Emplaza, S.A., a company 20% owned by the Terra Lycos Group which had not been included in consolidation since June 2003 because it was inactive, was dissolved and liquidated in January 2004.

Lycos, Inc. sold its holdings in Wit Capital and GSI Global Sports in March 2004, giving rise to a gain of (euro)0.15 million. These companies were included under the "Other Investments" caption.

In 2004 Lycos, Inc. sold all its minority interests in Amazon, Interland, Cross Media, Easy Link, Fast, Autobytel and Total Sports, and recorded a loss on these sales of (euro)5.32 million. All these companies were included under the "Other Investments" caption.

All the shares of the Mexican company Tecnologia y S.V.A., S.A. de C.V. were sold in June 2004 giving rise to a gain of (euro)10.77 million. This company, which had been fully consolidated in the Telefonica Group, was excluded from consolidation in 2004.

In 2004 Terra Networks Asociadas, S.L. increased capital at Inversis Networks, S.A. by (euro)1.60 million, thus increasing its ownership interest in this company to 10.68%. This investee is recorded under the "Other Investments" caption in the consolidated balance sheet of the Telefonica Group.

On September 2, 2004, Terra Networks Asociadas, S.L. sold its holding in A Tu Hora, S.L., an inactive company, to Telepizza, which until then owned a 50% ownership interest in this company. This investee, which had been carried by the equity method in the consolidation of the Telefonica Group, was excluded from the scope of consolidation in 2004.

On October 5, 2004, Terra Networks, S.A. and Daum Communications, Corp. reached an agreement for the sale of Lycos, Inc. after obtaining the required administrative authorizations and approval from the Antitrust Authorities in the United States. The sale price was set at $108 million, giving rise to a gain of
(euro)26.17 million. On September 30, 2004, before the sale of Lycos, Inc., and as part of the agreement for this transaction, Lycos, Inc. transferred assets amounting to (euro)332.9 million to Terra Networks, S.A.

In November 2004, a capital increase of (euro)0.3 million was carried out at the subsidiary Terra Networks Colombia, S.A. for the purpose of offsetting losses. The local partners did not subscribe this capital increase. Following this transaction, the ownership interest of minorities decreased from 32% to 5%. This company continues to the fully consolidated in the financial statements of the Telefonica Group.

Telefonica
--------------------------------------------------------------------------------


The merger of the wholly-owned subsidiary Ordenamiento de Links Especializados, S.L. (OLE) into Terra Networks Espana, S.A. was completed in December 2004. OLE, which had been fully consolidated in the Telefonica Group in 2003, was excluded from the scope of consolidation in 2004.

Atento Group

All the shares of Atento Guatemala Comercial, S.A. were sold in March 2004. This company, which had been fully consolidated in the Telefonica Group in 2003, was excluded from the scope of consolidation in 2004.

Atento USA, Inc. was dissolved and all its assets and liabilities were transferred to its parent company Atento Holding Inc. effective January 1, 2004. This company, which had been fully consolidated in the consolidated financial statements of the Telefonica Group for 2003, was excluded from the scope of consolidation in 2004.

The U.S. company Atento Holding Inc. was dissolved on April 30, 2004, and all its assets and liabilities were transferred to the Dutch parent company Atento N.V. The company, which had been fully consolidated in the consolidated financial statements of the Telefonica Group through that date, was subsequently excluded from the scope of consolidation.

Leader Line, S.A., a wholly-owned subsidiary of Atento Teleservicios Espana, S.A., was merged into the latter on July 16, 2004. The company, which had been fully consolidated in the consolidated financial statements of the Telefonica Group through that date, was subsequently excluded from the scope of consolidation.

The Mexican company Atento Atencion y Servicios, S.A. de CV. was incorporated on September 1, 2004. Of its initial capital stock, MXP 49.999 were fully subscribed and paid by Atento Mexicana, S.A. de C.V. and MXP 1 by the Mexican company Atento Servicios, S.A. de C.V. The company was fully consolidated in the Telefonica Group in 2004.

Atento Uruguay, S.A. was dissolved and liquidated on September 30, 2004, and all its assets and liabilities were transferred to its parent company Atento Argentina, S.A. The company, which had been fully consolidated in the consolidated financial statements of the Telefonica Group through that date, was subsequently excluded from the scope of consolidation.

Telefonica Moviles Group

Mobipay Espana, S.A. increased its capital stock by (euro)3.78 million in 2004. Telefonica Moviles Espana, S.A. subscribed the capital increase and acquired the shares required to increase its ownership interest in the company from 13.33% to 13.36%. This investee continues to be accounted for by the equity method in the consolidation of the Telefonica Group.

In August 2004, Brasilcel N.V. and Telesp Celular Participacoes, S.A. (TCP) announced their intention to launch friendly tender offers for Tele Sudeste Celular Participacoes, S.A., Tele Leste Celular Participacoes, S.A., Celular CRT Participacoes, S.A and Tele Centro Oeste Celular Participacoes, S.A (TCO). These tender offers were effectively implemented in October.

The following tables show the percentages of ownership held by Brasilcel N.V. and TCP in these subsidiaries before the friendly tender offers and the resulting percentages of ownership after settlement of the shares purchased as a result of the offer:

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------   ----------------------------------------------
                   Percentage of       Percentage of              Percentage of        Percentage of
 Brasilcel       Ownership before        Ownership       TCP     Ownership before         Ownership
                    the Offers        after the Offers              the Offers         after the Offers
------------------------------------------------------   ----------------------------------------------
Tele Sudeste           86.7%                90.9%
------------------------------------------------------
Tele Leste             27.9%                50.6%        TCO          28.9%                50.6%
------------------------------------------------------
CRT                    51.5%                67.0%
------------------------------------------------------   ----------------------------------------------

These tender offers gave rise to a cash payment of approximately 607 million reais for Brasilcel, N.V. and of 902 million reais for TCP.

A further 13.95% holding was acquired in the capital stock of the Spanish company Mobipay Internacional, S.A., thereby increasing the total ownership interest to 50%. This company, which had been accounted for by the equity method in the consolidated financial statements of the Telefonica Group, is now proportionally consolidated.

At the end of June 2004, Brasilcel N.V. effectively acquired from NTT DoCoMo, Inc. and Itochu Corporation their ownership interests in Sudestecel Participacoes, S.A., a holding company controlling a bloc of shares of the operator Tele Sudeste Celular Participacoes, S.A. representing 10.5% of its capital stock, for (euro)20.84 million. As a result of this transaction, Brasilcel, N.V. increased its controlling interest in Sudestecel Participacoes, S.A. to 100%. This company continues to be fully consolidated in the financial statements of the Brasilcel Group and this group, in turn, is proportionally consolidated in the consolidated financial statements of the Telefonica Group..

On July 23, 2004, a 100% holding in the Chilean company Telefonica Movil de Chile, S.A. was acquired from the Chilean company Compania de Telecomunicaciones de Chile, S.A., a subsidiary of Telefonica Internacional, S.A. The total amount paid by Telefonica Moviles for this acquisition was $1,058 million. As a result of this transaction, the Telefonica Group increased its effective ownership interest in the capital stock of this company from 44.89% to 92.46%. This company continues to be fully consolidated in the consolidated financial statements of the Telefonica Group.

The mergers of the following Mexican companies were effective on September 24, 2004: Movicelular, S.A. de C.V. was merged into Movitel del Noroeste, S.A. de C.V. and Tamcel, S.A. de C.V. was merged into Baja Celular Mexicana, S.A. de C.V. The two subsidiaries continue to be fully consolidated in the Telefonica Group.

On October 8, 2004, Telesp Celular Participacoes, S.A. resolved to increase capital by approximately 2,054 reais. This capital increase was completed on January 4, 2005, and was fully subscribed. Following this transaction, Brasalcel, N.V. increased its holding from 65.12% to 65.70%.

On March 5, 2004, Telefonica Moviles, S.A. reached an agreement with BellSouth Corporation ("BellSouth") for the acquisition of all the holdings owned by latter in the former's operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

The effective transfer of the shares of these companies was conditional, inter alia, upon the obtainment of the required regulatory authorizations in each country and on the approvals required, if appropriate, of the minority stockholders. The effective transfer of the shares of

Telefonica
--------------------------------------------------------------------------------


these operators was made in 2004 and in January 2005: all the holdings owned by BellSouth in the operators located in Ecuador, Guatemala and Panama were transferred on October 14, 2004; those owned in the operators located in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004, that owned in the operator in Chile was transferred on January 7, 2005, and the holding in the Argentine operator was transferred on January 11, 2005.

Under this agreement the aforementioned operators were valued at $5,850 million and their net debt was taken over. The total acquisition cost for Telefonica Moviles, adjusted by the net debt of all the companies, amounted to
(euro)3,252.54 million (excluding Chile and Argentina).

Following are the values assigned to each transaction and the acquisition cost for Telefonica Moviles:

- Acquisition of a 100% holding in Otecel, S.A. (Ecuador) for a total company value of $833 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)663.43 million.

- Acquisition of a 100% holding in BellSouth Guatemala, S.A. for a total company value of $175 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)92.54 million.

- Acquisition of a 99.57% holding in BellSouth Panama, S.A. for a total company value of $657 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)549.28 million.

- Acquisition of a 100% holding in Telcel, S.A. (Venezuela) for a total company value of $1,195 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)1,223.98 million.

- Acquisition of a 100% holding in Telefonica Moviles Colombia, S.A. for a total company value of $1,050 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)517.46 million.

- Acquisition of a 99.85% holding in Comunicaciones Moviles del Peru, S.A. for a total company value of $210 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)7.70 million.

- Acquisition of a 100% holding in Telefonia Celular de Nicaragua, S.A. for a total company value of $150 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)148.74 million.

- Acquisition of a 100% holding in Abiatar, S.A. for a total company value of $60 million. The acquisition cost for Telefonica Moviles, adjusted by the company's net debt, was (euro)49.42 million.

Telefonica Internacional Group

The Brazilian company Aix Participacoes, which in 2003 was accounted for by the equity method in the consolidated financial statements of the Telefonica Group, was proportionally consolidated in 2004.

Telefonica
--------------------------------------------------------------------------------


The U.S. company Katalyx, Inc. took over the U.S. companies Adquira, Inc. and Katalyx Transportation, Llc. These two companies, which had been fully consolidated in the consolidated financial statements of the Telefonica Group in 2003, were excluded from the scope of consolidation in 2004.

The Peruvian company Telefonica Empresas Peru, S.A.A. took over the Peruvian company Telefonica Servicios Financieros, S.A.C. This company, which had been fully consolidated in the consolidated financial statements of the Telefonica Group in 2003, was excluded from the scope of consolidation in 2004.

On July 8, 2004, Telefonica Internacional Chile S.A. acquired 3 million ADRs of Compania de Telecomunicaciones de Chile S.A. (CTC), representing 12 million series A shares, equal to a 1.25% holding in this company, thereby increasing the Telefonica Group's total ownership interest to 44.89%. The price paid was US$ 37.07 million. The company continues to be fully consolidated in the Telefonica Group.

As discussed above, on April 26, 2004, CTC sold to Telefonica Publicidad e Informacion, S.A. its 9% holding in the Chilean company Impresora y Comercial Publiguias S.A.

Following approval by the Board of Directors of the Chilean company CTC on May 18, and subsequent ratification by the Stockholders' Meeting on July 15, 2004, the aforementioned sale of a 100% holding in the subsidiary Telefonica Moviles Chile, S.A. to Telefonica Moviles, S.A. was formalized.

Under a share repurchase program, the subsidiary Telefonica del Peru, S.A.A. acquired own shares in the market for 21.90 new soles (approximately (euro)5.3 million), thereby increasing the Telefonica Group's effective percentage of ownership from 97.21% to 98.19%. The company continues to be fully consolidated in the Telefonica Group.

In November Telefonica del Peru S.A.A. acquired a 99.99% holding in Antena 3 Producciones S.A. for US$ 3.85 million (approximately (euro)2.9 million). This company was fully consolidated in the consolidated financial statements of the Telefonica Group.

Telefonica del Peru, S.A.A. sold all the shares it owned in the Dutch company New Skies Satellites, B.V., representing approximately 0.83% of this company's capital stock, for US$ 7.84 million (approximately (euro)5.9 million). The company was recorded under the "Other Investments" caption in the consolidated balance sheet of the Telefonica Group.

With respect to the Katalyx Group, the Mexican subsidiaries Katalyx Construction Mexico, S.R.L., Katalyx Health Mexico, S.R.L., Katalyx Cataloguing Mexico, S.R.L. de C.V., Katalyx Food Service Mexico, S.R.L. de C.V. and Katalyx Transportation Mexico, Llc. and the Argentine companies Katalyx Transportation Argentina, S.R.L., Katalyx Construction Argentina, Katalyx Food Service Argentina, S.R.L., Katalyx Cataloguing Argentina, S.R.L. and Katalyx Argentina, S.A. were dissolved or are in the process of liquidation. All of them, which had been fully consolidated in the consolidated financial statements of the Telefonica Group for 2003, were excluded from the scope of consolidation in 2004.

The Argentine company Adquira Argentina, S.L. was took over by Telefonica Data Argentina, S.A. The investee, which had been fully consolidated in the consolidated financial statements of the Telefonica Group for 2003, was excluded from the scope of consolidation in 2004.

Telefonica
--------------------------------------------------------------------------------


The Venezuelan company Compania Anonima Nacional de Telefonos de Venezuela, C.A. (CANTV), which is 6.91% owned by the Telefonica Group and which in 2003 was accounted for by the equity method in the consolidated financial statements of the Telefonica Group, was excluded from the scope of consolidation in 2004. This change was due to the removal from the Board of Directors of CANTV of Telefonica Internacional's sole representative, in accordance with the resolution adopted by the Stockholders' Meeting of CANTV on March 31, 2004.

In December the Brazilian company Telecomunicacoes de Sao Paulo, S.A. (TELESP) entered into an agreement for the purchase of all the shares (cuotas) of Santa Genovense Participacoes Ltd., a holding company owning all the cuotas of Atrium Telecomunicacoes Ltda., for 113.44 million Brazilian reais (approximately
(euro)31 million), giving rise to goodwill of (euro)33.14 million. The company was fully consolidated in the consolidated financial statements of the Telefonica Group.

Telefonica de Contenidos Group

A 70% holding in the Spanish company Lola Films, S.A. was sold in July 2004 to its minority stockholder.

Telefonica, S.A. sold on the London Stock Exchange 38,853,403 Pearson Plc shares representing 4.84% of its capital stock for approximately (euro)350 million, giving rise to a loss of (euro)33.23 million in the consolidated financial statements of the Telefonica Group.

These companies, which in 2003 had been fully consolidated and accounted for by the equity method, respectively, in the Telefonica Group, were excluded from the scope of consolidation in 2004.

The group parent company took over its Spanish subsidiaries Telefonica Medios de Comunicacion, S.A., Telefonica Media Internacional y de Contenidos, S.A., Producciones Multitematicas, S.A. and Gestora de Medios Audiovisuales de Futbol, S.L. The Spanish company Corporacion Admira Media, S.A. was dissolved and liquidated in June 2004. All these companies had been fully consolidated in the Telefonica Group in 2003 but were excluded from the scope of consolidation in 2004.

In October 2004, Telefonica de Contenidos, S.A. sold its holdings in Lideres Entertainment Group, Inc and Fieldy BV. These companies, which had been accounted for by the equity method in the consolidated financial statements of the Telefonica Group in 2003, were excluded from the scope of consolidation in 2004.

Telefonica de Contenidos's 20% holding in the Argentine company Torneos y Competencias, S.A. was classified in the consolidated financial statements of the Telefonica Group as a short-term investment on the basis of management criteria.

2003

The variations in the scope of consolidation in the year ended December 31, 2003, were as follows:

Telefonica
--------------------------------------------------------------------------------


Telefonica

In July 2003, Telefonica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company's shares for (euro)5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefonica's direct holding in Terra was 71.97%. In December 2003, the Telefonica Group's effective holding in the Terra Group was increased to 75.29%, as described below. The company continued to be fully consolidated in the Telefonica Group.

In February 2003, Telefonica, S.A. acquired 9,669 shares of the Dutch subsidiary Endemol Entertainment Holding, N.V. for (euro)0.34 million. Following this transaction, the Telefonica Group's holding in this Dutch company, which continued to be fully consolidated in the Telefonica Group, increased to 99.49%.

On January 7, 2003, Telefonica, S.A. and its subsidiary Telefonica de Contenidos exercised vis-a-vis Banco Santander Central Hispano, S.A. call options on 19,532,625 shares of Antena 3 de Television, S.A., representing 11.719% of its capital stock, which were acquired by the Group company Corporacion Admira Media. Following this acquisition, the Telefonica Group owned 59.24% of the capital stock of Antena 3 de Television.

Subsequently, in 2003 the Telefonica Group began a process of divesting its holding in this investee, which commenced on April 30, 2003, with the acceptance of the bid of (euro)364 million made by the Planeta Group for 25.1% of the capital stock of Antena 3 de Television. This sale was subject to the condition subsequent, already fulfilled in that year, that the shares of Antena 3 de Television were admitted to listing on the Spanish Stock Exchange.

Also, as indicated in Note 11, on April 11, 2003, the Stockholders' Meeting of Telefonica, S.A. approved the distribution of shares representing 30% of the capital stock of Antena 3 de Television as a dividend in kind for its stockholders, which took place in October after this company had been admitted to listing on the Stock Exchange, as mentioned above. Lastly, in October and November Telefonica, S.A. sold on the stock market all the remaining shares of the above-mentioned company owned by it (2,928,893 shares) for (euro)95.72 million.

These transactions carried out in 2003, which entailed the divestment of the Telefonica Group's holding in Antena 3 de Television, S.A., gave rise to a gain of (euro)392.29 million (see Note 8). The company, which was fully consolidated in the first six months of 2003, was subsequently excluded from the scope of consolidation.

In January 2003, the Mexican company Fisatel Mexico, S.A. de C.V. was formed with an initial capital stock of MXP 5 million, consisting of 500 shares of MXP 100 each. Subsequently, this company increased its capital stock by MXP 4.95 million. The Telefonica Group subscribed all the shares of the new company, which was fully consolidated in the Telefonica Group.

Telefonica Capital, S.A., a wholly-owned subsidiary of Telefonica, S.A., formed Fonditel Gestion, Sociedad Gestora de Instituciones de Inversion Colectiva, S.A. in April and Fonditel Valores, Agencia de Valores, S.A. in May and subscribed all their shares for (euro)1.5 million and (euro)3 million, respectively. Both companies were fully consolidated in the Telefonica Group.

In January 2003, Telefonica, S.A. acquired 376,000 shares of the subsidiary Telefonica Moviles, S.A. for (euro)2.43 million. Following this acquisition, the Telefonica Group's new ownership interest was 92.44%. This subsidiary continues to be fully consolidated in the Telefonica Group.

Telefonica
--------------------------------------------------------------------------------


Telefonica, S.A. sold all the shares of its wholly-owned investee Playa de Madrid, S.A. This company, which had been fully consolidated in the Telefonica Group's consolidated financial statements in 2002, was excluded from the scope of consolidation in 2003.

The following companies were fully consolidated in the Telefonica Group's consolidated financial statements: Pleyade Argentina, S.A., Pleyade Peru Corredores de Seguros, S.A.C., TGP Brasil Corretora de Seguros e Resseguros, Ltda. and Pleyade Mexico, Agente de Seguros y de Fianzas, S.A. de C.V. These companies are all subsidiaries of Pleyade Peninsular, Correduria de Seguros y Reaseguros del Grupo Telefonica, S.A.

Telefonica Ingenieria de Seguridad, S.A., a wholly-owned subsidiary of the Telefonica Group, participated in the incorporation of Telefonica Ingenieria de Seguridad Mexico, S.A. de C.V. by paying (euro)0.34 million to subscribe 65% of the new company's capital stock. This company was fully consolidated in the Telefonica Group's consolidated financial statements.

Pursuant to the Strategic Alliance Framework Agreement entered into on February 11, 2000, by Telefonica and Banco Bilbao Vizcaya, S.A. (BBVA), the Telefonica Group subsidiary located in the Netherlands, Atento N.V., increased capital several times in November 2003 in order to include the BBVA Group in its stockholder structure through the BBVA Group subsidiary General de Participaciones Empresariales, S.L. As a result of these transactions, the capital stock and additional paid-in capital of Atento N.V. increased by
(euro)20.76 million. Telefonica, S.A. subscribed and paid in cash (euro)20 million of this amount. The BBVA Group subscribed and paid in cash (euro)4 thousand and delivered the remaining (euro)0.76 million through a nonmonetary contribution of all the shares of Procesos Operativos, S.A. The inclusion of the BBVA Group in the stockholder structure of Atento N.V. reduced Telefonica, S.A.'s holding in the latter from 100% to 91.35%. Atento N.V. continued to be fully consolidated in the Telefonica Group and Procesos Operativos, S.A. was fully consolidated in the Telefonica Group for the first time.

In December 2003, the wholly-owned subsidiary Telefonica Consultora y Servicios, S.A. was absorbed by its parent company Telefonica Consultora de Proyectos, S.A. Subsequently, also in December, Telefonica Consultora de Proyectos, S.A., a wholly-owned subsidiary of Telefonica, S.A., was dissolved and liquidated. Consequently, both companies, which had been fully consolidated in the Telefonica Group, were excluded from consolidation.

Also, in December 2003, the following wholly-owned subsidiaries of the Telefonica Group were dissolved and liquidated: Urbana Iberica, S.A., the U.S. company Telefonica North America, Inc. and the Dutch company Emergia Holding, N.V. All these companies, which had been fully consolidated in the Telefonica Group, were excluded from the scope of consolidation.

Telefonica Moviles Group

On April 25, 2003, Telesp Celular Participacoes, S.A. (TCP), which was 65.12%-owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the common voting stock of the Brazilian company Tele Centro Oeste Celular Participacoes, S.A. (TCO), representing 20.37% of the latter's total capital stock, for 1,505.5 million reais.

In October 2003, pursuant to Brazilian legislation, TCP launched a tender offer for TCO's remaining common voting stock held by minority stockholders. The acceptance period of the tender offer ended on November 18, 2003, and resulted in the acquisition by TCP of 74.23% of the shares at which the offer was targeted, which meant that together with the shares it already

Telefonica
--------------------------------------------------------------------------------


owned, TCP's holding in TCO amounted to 86.58% of the common shares (90.73% excluding the treasury stock owned by TCO) which represented 28.87% of its total capital stock (29.31% excluding the treasury stock). TCP paid 538.8 million reais for this additional ownership interest. TCP was consolidated in the consolidated financial statements of Brasilcel, which, in turn, were proportionally consolidated in the Telefonica Group.

Although TCP had announced its intention to perform an exchange of TCO's shares whereby it would become its sole stockholder, the exchange was cancelled on January 12, 2004, as a result of the opinion issued by the Brazilian Securities Market Commission (CVM) which, for the Board of Directors of TCP and TCO, made it advisable to cancel the process.

Telefonica Moviles, S.A. acquired a 20% holding in the Spanish company Telefonica Moviles Interacciona, S.A. (formerly Terra Mobile, S.A.) from Terra Networks, S.A.; following this transaction, it was this company's sole stockholder. The Telefonica Group's effective holding in this company increased from 81.66% to 92.44% and it continued to be fully consolidated in the Telefonica Group. Subsequently, on June 24, 2003, Termespa, S.A. was merged by absorption into Telefonica Moviles Interacciona, S.A.

On July 29, 2003, Medi Telecom, S.A. increased capital. The Telefonica Moviles Group increased its percentage of ownership in this company, which continued to be accounted for by the equity method in the Telefonica Group's consolidated financial statements, from 31.34% to it current 32.18% by disbursing (euro)21.23 million.

In September 2003, Telefonica Moviles, S.A. incorporated Telefonica Moviles Puerto Rico, Inc. with an initial capital stock of (euro)40 thousand. This company was fully consolidated in the Telefonica Group.

On December 23, 2003, Telefonica Moviles Espana, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement whereby the latter acquired all the shares of 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefonica Moviles Espana which holds a UMTS license. The selling price of the company amounted to (euro)13.65 million. The company, which had been fully consolidated in the Telefonica Group's consolidated financial statements in 2002, was excluded from consolidation.

Telefonica de Contenidos Group

Telefonica de Contenidos, S.A. sold all of the shares of the Spanish company Famosos, Artistas, Musicos y Actores, S.A.U. (FAMA), giving rise to a loss of
(euro)1.06 million for the Telefonica Group. This company, which had been fully consolidated in the Telefonica Group's consolidated financial statements in 2002, was excluded from the scope of consolidation.

The Dutch company Fieldy, B.V. and the U.S. company Lideres Entertainment Group, Inc. which were owned 51% and 49%, respectively, by Telefonica de Contenidos, were accounted for by the equity method in the Telefonica Group's consolidated financial statements on the basis of management criteria.

As part of the merger of DTS Distribuidora de Television Digital, S.A. (Via Digital) and Sogecable, S.A., in the first half of 2003 Telefonica de Contenidos, S.A. acquired shares representing 12.63% of the capital stock of Distribuidora de Television Digital, S.A. (Via Digital) for (euro)165.6 million. Also, debentures amounting to (euro)164.3 million were converted into shares and capital was subsequently increased by (euro)949.84 million. As a result of these

Telefonica
--------------------------------------------------------------------------------


transactions, the holding of Telefonica de Contenidos in Via Digital prior to its merger with Sogecable, S.A. was 96.64%.

On July 2, 2003, Telefonica de Contenidos, S.A. subscribed to the capital increase performed by Sogecable, S.A., by contributing the shares of Via Digital owned by it. As a result of this transaction, the Telefonica Group acquired 28,008,149 shares in the capital increase, which represent a 22.228% holding in the capital stock of Sogecable. Via Digital, which had been accounted for by the equity method in 2002, was excluded from consolidation. In October 2003, Telefonica, S.A. acquired 2,020,000 shares of Sogecable, S.A. for (euro)41.91 million and, as a result, the Telefonica Group's holding amounted to 23.83% of the capital stock. These transactions gave rise to consolidation goodwill of
(euro)607.23 million. Sogecable, S.A. was accounted for by the equity method in the Telefonica Group.

Also, as a result of the financing granted to Sogecable, S.A. in 2003 in the form of a subordinated loan (see Note 8), Telefonica de Contenidos was assigned 1,241,990 warrants on Sogecable shares for its participation in this loan. The "Other Investments" caption included the value of these warrants, amounting to
(euro)11.22 million.

On July 16, as part of the process to integrate the digital platforms, Gestora de Medios Audiovisuales Futbol, S.L. sold its holding in 40% of the capital stock of Audiovisual Sport, S.L. to Gestion de Derechos Audiovisuales y Deportivos, S.A., a Sogecable Group company. The company, which had been accounted for by the equity method in the Telefonica Group, was excluded from the Group's consolidated financial statements.

On July 21 Telefonica de Contenidos, S.A. sold its 47.5% holding in Tick, Tack, Ticket, S.A. The holding was transferred in the same transaction as another holding of the same amount owned by Banco Bilbao Vizcaya Argentaria, S.A. The sale gave rise to a book loss of (euro)0.13 million for the Telefonica Group.

On November 13, 2003, Telefonica de Contenidos, S.A. sold its holding in Euroleague Marketing, S.L. to Sogecable, S.A.

On December 22, 2003, the liquidation of Interocio Games, S.A., a 50%-owned investee of Telefonica de Contenidos, was formalized. This company, which in 2002 had been accounted for by the equity method in the Telefonica Group's consolidated financial statements, was excluded from the scope of consolidation.

T.P.I. Group

In January 2003, the TPI Group incorporated the Spanish company 11888 Servicio Consulta Telefonica, S.A. with an initial capital stock of (euro)60.20 thousand. The company was fully consolidated in the Telefonica Group's consolidated financial statements.

In July 2003, the Brazilian company Telefonica Publicidade e Informacao, Ltda., an investee of Telefonica Publicidad e Informacion, S.A. and Telefonica Internacional, S.A., simultaneously reduced and increased capital. Telefonica Publicidad e Informacion, S.A. subscribed and paid for all the securities in the capital increase and became the company's sole stockholder. The Telefonica Group diluted its effective holding in the company from 79.55% to 59.90%. The company continued to be fully consolidated in the Telefonica Group.

Telefonica
--------------------------------------------------------------------------------


In September 2003, Buildnet, S.A. simultaneously reduced and increased capital, giving it a capital stock of (euro)61 thousand, which was fully subscribed and paid by the subsidiary of Telefonica Publicidad e Informacion, S.A., Goodman Business Press, S.A. Through this transaction, the Telefonica Group's holding in this company increased from 58.46% to 59.90%. This company continued to be fully consolidated in the Telefonica Group.

Telefonica DataCorp Group

In October 2003, Telefonica DataCorp, S.A. acquired all the shares comprising Telefonica, S.A.'s 99.9% holding in the U.S. company Katalyx, Inc. This company continued to be fully consolidated in the Telefonica Group.

Also, in October Telefonica DataCorp, S.A. sold its 34% holding in Atlanet for
(euro)24.79 million, giving rise to a loss of (euro)25.78 million. The company, which had been accounted for by the equity method in 2002, was excluded from the scope of consolidation.

The U.S. companies Katalyx Food Service, Llc., Katalyx Sip, Llc, Katalyx Cataloguing, Inc. and Katalyx Construction, Inc., which were all wholly-owned subsidiaries of Katalyx, Inc., were liquidated. These companies, which had been fully consolidated in the Telefonica Group in 2002, were excluded from the scope of consolidation.

Telefonica Data Colombia, S.A. increased its capital stock in May 2003 so as to include a new stockholder in its stockholder structure. Consequently, the Telefonica Group's holding in this company, which continued to be fully consolidated, decreased from 100% to 65%.

In June 2003, Telefonica Soluciones de Informatica y Comunicaciones de Espana, S.A. (formerly Telefonica Sistemas, S.A.), a wholly-owned subsidiary of Telefonica Datacorp, S.A., acquired all the shares of the Spanish company Telefonica Mobile Solutions, S.A. from Telefonica Moviles, S.A. for (euro)1.13 million. As a result of this transaction, the Telefonica Group's effective holding in this company, which continued to be fully consolidated in the Telefonica Group, increased from 92.43% to 100%.

In June Telefonica Data Argentina, S.A., a 97.92%-owned subsidiary of Telefonica Datacorp, S.A., acquired the 20% holding in the Argentine company Tyssa, Telecomunicaciones y Sistemas, S.A. owned by the Telefonica Internacional Group, as a result of which Telefonica Data Argentina gained control over all of Tyssa's shares. Following this transaction, the Telefonica Group's effective holding in this company decreased from 98.34% to 97.92%. Subsequently, in September 2003 Tyssa was absorbed by its parent company.

Terra Group

In December 2003, Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company's stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continued to guarantee the coverage of the employee stock option plan with the shares they held as treasury stock. As a result of this transaction, the Telefonica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. The company continued to be fully consolidated in the Telefonica Group.

The subsidiaries Terra Networks Uruguay, S.A. (wholly-owned by the Terra Group), Terra Global Management, Inc. (wholly-owned), Bumeran Participaciones, S.L. (84.2%-owned) and Emplaza, S.A. (80%-owned), which had been fully consolidated in the Telefonica Group in

Telefonica
--------------------------------------------------------------------------------


2002, were excluded from the scope of consolidation. These companies were being liquidated or dissolved.

The Terra Group increased its holding in the capital stock of the U.S. company One Travel.com, Inc. by 15.08% to 54.15%, for which it disbursed (euro)3.3 million. The company, which had been accounted for by the equity method in the Telefonica Group's consolidated financial statements in 2002, was fully consolidated from April 2003.

In January 2003, an agreement was entered into with BBVA to integrate Uno-e Bank, S.A. in the consumer finance line of business of Finanzia, Banco de Credito, S.A. Subsequently, at the Special Stockholders' Meeting of Uno-e Bank, S.A. on April 23, 2003, Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Credito, S.A. (a wholly-owned investee of BBVA) through the nonmonetary contribution of its consumer finance line of business. As a result of the above-mentioned transaction, the holding of Terra Networks, S.A. in Uno-e Bank, S.A. decreased from 49% at 2002 year-end to 33%, and the bank was excluded from the scope of consolidation of the Telefonica Group.

Atento Group

On May 23, 2003, Atento Teleservicios Espana, S.A. subscribed and paid all the shares of the new company Atento Servicios Tecnicos y Consultoria, S.L., comprising 3,006 shares of (euro)1 par value each. This company was fully consolidated in the Telefonica Group.

On July 3, 2003, Atento Teleservicios Espana, S.A. subscribed and paid all the shares of the new company Servicios Integrales de Asistencia y Atencion, S.L., comprising 3,006 shares of (euro)1 par value each. This company was fully consolidated in the Telefonica Group.

Atento North America, Inc., a wholly-owned subsidiary of Atento Holding, Inc., was excluded from the Telefonica Group's scope of consolidation because it was liquidated on January 1, 2003.

On April 14, 2003, Atento Teleservicios Espana, S.A. absorbed its wholly-owned subsidiary Gestion de Servicios de Emergencia y Atencion al Ciudadano, S.A., which was excluded from the scope of consolidation.

In June 2003, the Atento Group sold 70% of the shares of Atento Pasona, Inc. owned by it. This company, which had been fully consolidated in the Telefonica Group in 2002, was excluded from the scope of consolidation.

Atento Asia Pacific, Inc., which had been fully consolidated in the Telefonica Group in 2002, was excluded from the scope of consolidation because it was liquidated on October 21, 2003.

On December 1, 2003, Atento Teleservicios Espana, S.A. acquired all the shares of Leader Line, S.A., which was fully consolidated in the Telefonica Group.

Telefonica Espana Group

Continuing with the restructuring of its corporate group, Telefonica Cable, S.A., a wholly-owned subsidiary of Telefonica de Espana, S.A., absorbed the following local operators: Telefonica Cable Madrid, S.A., Telefonica Cable Ceuta, S.A., Telefonica Cable Melilla, S.A.,

Telefonica
--------------------------------------------------------------------------------


Telefonica Cable Aragon, S.A., Telefonica Cable Catalunya, S.A., Telefonica Cable Castilla y Leon, S.A., Telefonica Cable Euskadi, S.A., Telefonica Cable Cantabria, S.A., Telefonica Cable Murcia, S.A., Telefonica Cable Andalucia, S.A., Telefonica Cable La Rioja, S.A. and Telefonica Cable Navarra, S.A. All of these companies, which had been fully consolidated in the Telefonica Group, were excluded from the scope of consolidation in 2003.

With the acquisition of 17% of the capital stock of Telefonica Cable Extremadura, S.A. for (euro)0.10 million, the Telefonica Group became the sole stockholder of this company, which continued to be fully consolidated in the Telefonica Group.

1.18% of the capital stock of Inmarsat Venture, plc., relating to an investment which had been recorded under the "Other Investments" caption, was sold for
(euro)14.12 million.

Telefonica Internacional Group

As a result of the retirement of treasury stock by the U.S. company Infonet Services Corporation in 2003, the Telefonica Internacional Group increased its holding in this company from 14.32% to 14.53%. This company continued to be accounted for by the equity method in the Telefonica Group's consolidated financial statements.

On September 1, 2003, Compania de Telecomunicaciones de Chile S.A., a 43.64%-owned subsidiary of Telefonica Internacional, S.A., sold all the shares of Compania de Telecomunicaciones de Chile S.A - Isapre, S.A. owned by it, giving rise to a loss of (euro)0.29 million for the Telefonica Group. This company, which had been fully consolidated in the Telefonica Group's consolidated financial statements, was excluded from the scope of consolidation.

On July 29, 2003, Telefonica Empresas CTC Chile, S.A. was notified of the decision of Inversiones Santa Isabel Limitada to bring forward and exercise its purchase option on the remaining 35% of the capital stock of Sonda, S.A. This transaction gave rise to a loss of (euro)11.14 million for the Telefonica Group. The company, which had been accounted for by the equity method in the Telefonica Group's consolidated financial statements, was excluded from the scope of consolidation.

Telefonica
--------------------------------------------------------------------------------

EXHIBIT III

                             CONSOLIDATION GOODWILL

The detail of the balance of the consolidation goodwill and of the related accumulated amortization as of December 31, 2004 and 2003, and of the variations therein in 2004 and 2003 is as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions of Euros
                                                 -----------------------------------------------------------------------------------
Consolidation Goodwill                            Balance at                                             Translation   Balance at
                                                   12/31/03     Additions     Retirements   Transfers    Differences    12/31/04
------------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile)                                       68.99          9.13        (1.40)         0.40        (0.33)          76.79
T. Peru Holding (Peru)                               50.41            -            -              -           -            50.41
Telefonica del Peru (Peru)                          281.26            -            -              -           -           281.26
Telefonica Multimedia, S.A.C (Peru)                   7.88            -            -              -         0.22            8.10
Telefonica Movil de Chile, S.A (Chile)              264.59            -            -          (35.58)         -           229.01
Telesp Participacoes (Brazil)                       106.52         33.14           -           (4.79)      (0.04)         134.83
T. Holding de Argentina y filiales (Argentina)      576.60            -            -              -           -           576.60
Cointel (Argentina)                                 484.29            -            -              -           -           484.29
TPI Edita (Spain)                                     8.29            -            -              -           -             8.29
Impresora y Comercial Publiguias, S.A. (Chile)          -          42.22           -              -           -            42.22
Telefonica Internacional (Spain)                    281.66            -            -              -           -           281.66
Telefonica Moviles (Spain)                          128.02         6 .10           -              -           -           134.12
T. Data Espana (Spain)                              154.96            -            -              -           -           154.96
T. Data Brasil (Brazil)                             132.93            -            -           (2.75)       1.14          131.32
T. Deutchland Gmbh and subsidiaries (Germany)       699.93            -       (101.51)            -           -           598.42
Fieldy Group (Netherlands)                            1.46            -            -              -           -             1.46
Endemol (Netherlands)                               842.19         11.40           -              -           -           853.59
Endemol Group (Netherlands)                         511.69         45.13           -           (1.75)       0.59          555.66
Atco Group (Argentina)                              375.00            -            -              -        (4.28)         370.72
Telefonica Media Argentina (Argentina)               26.70            -            -              -           -            26.70
Atento Peru (Peru)                                    4.13            -            -              -        (0.58)           3.55
Atento Brasil (Brazil)                              110.37            -            -              -        (7.93)         102.44
Terra Brasil Holding (Brazil)                       231.41            -            -              -         0.01          231.42
Terra Chile Holding (Chile)                          25.05            -            -              -           -            25.05
Ifigenia Plus (Spain)                                 4.72            -            -              -           -             4.72
Lycos (USA)                                         307.27            -       (220.27)        (87.00)         -               -
Sociedades Lycos (USA)                               65.73            -        (67.31)            -         1.58              -
One Travel.com, Inc. (USA)                           21.20            -         (8.89)            -        (0.05)          12.26
Terra Networks, S.A. (Spain)                         75.77          1.81           -              -           -            77.58
Emergia Holding, N.V (Netherlands)                    2.30            -            -              -           -             2.30
T.Centroamerica Guatemala (Guatemala)                50.23            -            -              -        (0.11)          50.12
Telefonica El Salvador (El Salvador)                 66.76            -            -              -        (3.10)          63.66
Brasilcel and subsidiaries (Brazil)                 760.73        111.68           -          (81.60)       4.25          795.06
Moviles Mexico and subsidiaries (Mexico)            412.24            -            -           (1.83)      (4.82)         405.59
Telefonia Celular de Nicaragua                          -          54.82           -              -        (2.83)          51.99
Telcel (Venezuela)                                      -         376.24           -              -       (11.47)         364.77
Otecel, S.A. (Ecuador)                                  -         397.44           -              -           -           397.44
Olympic, Ltda. (Colombia)                               -         501.85           -              -        20.59          522.44
Telefonica Moviles Panama (Panama)                      -         252.18           -              -           -           252.18
Comunicaciones Moviles de Peru, S.A. (Peru)             -           4.46           -              -        (0.24)           4.22
BellSouth Guatemala y Cia.                              -          12.79           -              -           -            12.79
T. Moviles Uruguay S.A. (Uruguay)                       -           3.91           -              -        (0.18)           3.73
Other companies                                       8.43            -         (0.92)         (0.07)         -             7.44
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             7,149.71      1,864.30      (400.30)       (214.97)      (7.58)       8,391.16
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions of Euros
                                                 -----------------------------------------------------------------------------------
Consolidation Goodwill                            Balance at                                             Translation   Balance at
                                                   12/31/03     Additions     Retirements   Transfers    Differences    12/31/04
------------------------------------------------------------------------------------------------------------------------------------
Companies accounted for by the equity method:
Venworld (Venezuela)                                134.21            -            -         (134.21)         -               -
Mercador (Brazil)                                     4.62            -            -              -           -             4.62
Portugal Telecom (Portugal)                         232.35        344.52           -              -           -           576.87
Amper (Spain)                                         5.59            -            -              -           -             5.59
Pearson (U.K.)                                      293.52            -       (293.52)            -           -               -
Patagonik (Argentina)                                 7.31            -            -              -           -             7.31
Sogecable, S.A. (Spain)                             607.23         22.73           -              -           -           629.96
Medi Telecom., S.A. (Morocco)                        10.56            -            -              -           -            10.56
Other companies                                         -             -            -              -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Total                                             1,295.39        367.25      (293.52)       (134.21)         -         1,234.91
------------------------------------------------------------------------------------------------------------------------------------
Total consolidation goodwill                      8,445.10      2,231.55      (693.82)       (349.18)      (7.58)       9,626.07
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Millions of Euros
                                                   ---------------------------------------------------------------------------------
Amortization of Consolidation Goodwill             Balance at                                             Translation     Balance at
                                                    12/31/03    Additions   Retirements   Transfers       Differences      12/31/04
------------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile)                                      38.24          3.25             -        0.40           (0.05)           41.84
T. Peru Holding (Peru)                               7.10          2.50             -          -               -              9.60
Telefonica del Peru (Peru)                          55.90         14.23             -          -               -             70.13
Telefonica Multimedia, S.A.C (Peru)                  4.13          0.89             -          -             0.17             5.19
Telefonica Movil de Chile, S.A (Chile)              81.41         14.22             -      (89.74)             -              5.89
Telesp Participacoes (Brazil)                       20.32          5.43             -          -               -             25.75
T. Holding de Argentina y filiales (Argentina)      86.45         28.83             -          -               -            115.28
Cointel (Argentina)                                210.47         21.66             -          -               -            232.13
TPI Edita (Spain)                                    1.48          2.18             -          -               -              3.66
Impresora y Comercial Publiguias, S.A. (Chile)         -           1.64             -          -               -              1.64
Telefonica Internacional (Spain)                    86.48         14.03             -          -               -            100.51
Telefonica Moviles (Spain)                          16.40          6.45             -          -               -             22.85
T. Data Espana (Spain)                             113.21          2.98             -          -               -            116.19
T. Data Brasil (Brazil)                             18.83          6.54             -       (3.03)           0.37            22.71
T. Deutchland Gmbh y filiales (Germany)            160.41         39.20             -          -               -            199.61
Fieldy Group (Netherlands)                           1.46            -              -          -               -              1.46
Endemol (Netherlands)                              143.61         42.80             -          -               -            186.41
Endemol Group (Netherlands)                         61.11         29.14             -       (0.65)           0.03            89.63
Atco Group (Argentina)                             321.84          3.99             -          -               -            325.83
Telefonica Media Argentina (Argentina)               5.04          1.33             -          -               -              6.37
Atento Peru (Peru)                                   0.88          0.21             -          -            (0.16)            0.93
Atento Brasil (Brazil)                              21.22          5.61             -          -            (2.01)           24.82
Terra Brasil Holding (Brazil)                      139.09         17.90             -          -               -            156.99
Terra Chile Holding (Chile)                         15.77          2.19             -          -               -             17.96
Ifigenia Plus (Spain)                                4.72            -              -          -               -              4.72
Lycos (USA)                                        252.61          6.00        (352.42)     93.81              -                -
Sociedades Lycos (USA)                              42.45          3.60         (45.94)        -            (0.11)              -
One Travel.com, Inc. (USA)                           5.62          2.14             -          -               -              7.76
Terra Networks, S.A. (Spain)                        15.21          6.62             -          -               -             21.83
Emergia Holding, N.V (Netherlands)                   0.30          0.11             -          -               -              0.41
T.Centroamerica Guatemala (Guatemala)                6.11          2.78             -          -            (0.08)            8.81
Telefonica El Salvador (El Salvador)                12.37          3.40             -          -            (0.90)           14.87
Brasilcel and subsidiaries (Brazil)                 72.25         43.36             -          -             0.43           116.04
Moviles Mexico and subsidiaries (Mexico)            78.77         20.98             -       (1.84)          (2.43)           95.48
Telefonia Celular de Nicaragua                         -           0.46             -          -               -              0.46
Telcel (Venezuela)                                     -           3.14             -          -               -              3.14
Otecel, S.A. (Ecuador)                                 -           3.31             -          -               -              3.31
Olympic, Ltda. (Colombia)                              -           4.18             -          -               -              4.18
Telefonica Moviles Panama (Panama)                     -           2.10             -          -               -              2.10
Comunicaciones Moviles de Peru, S.A. (Peru)            -           0.04             -          -               -              0.04
BellSouth Guatemala y Cia.                             -           0.10             -          -               -              0.10
T. Moviles Uruguay S.A. (Uruguay)                      -           0.02             -          -               -              0.02
Other companies                                      3.18          0.45          (0.07)        -               -              3.56
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                            2,104.44        369.99        (398.43)     (1.05)          (4.74)        2,070.21
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions of Euros
                                                 -----------------------------------------------------------------------------------
Amortization of Consolidation Goodwill             Balance at                                             Translation     Balance at
                                                    12/31/03    Additions   Retirements   Transfers       Differences      12/31/04
------------------------------------------------------------------------------------------------------------------------------------
Venworld (Venezuela)                               105.30            -              -     (105.30)             -                -
Mercador (Brazil)                                    4.51          0.10             -          -             0.01             4.62
Portugal Telecom. (Portugal)                        64.26         21.32             -          -               -             85.58
Amper (Spain)                                        1.50          0.28             -          -               -              1.78
Pearson (U.K.)                                      94.65          9.38        (104.03)        -               -                -
Patagonik (Argentina)                                1.47          0.36           5.48         -               -              7.31
Sogecable, S.A. (Spain)                             14.76         31.56             -          -               -             46.32
Medi Telecom., S.A. (Morocco)                        0.37          0.53             -          -               -              0.90
Other companies                                     (0.03)         0.01             -        0.02           (0.01)           (0.01)
                                                 -----------------------------------------------------------------------------------
Total                                              286.79         63.54         (98.55)   (105.28)             -            146.50
------------------------------------------------------------------------------------------------------------------------------------
Total accumulated amortization                   2,391.23        433.53        (496.98)   (106.33)          (4.74)        2,216.71
------------------------------------------------------------------------------------------------------------------------------------
Unamortized consolidation goodwill               6,053.87      1,798.02        (196.84)   (242.85)          (2.84)        7,409.36
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Millions of Euros
                                        --------------------------------------------------------------------------------------------
Consolidation goodwill                   Balance at                                                       Translation   Balance at
                                          12/31/02       Additions     Retirements       Transfers        Differences    12/31/03
------------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile)                               97.07            -          (27.82)             0.54           (0.80)          68.99
T. de Argentina y filiales (Argentina)      581.51            -              -              (4.69)          (0.22)         576.60
T. Peru Holding (Peru)                       50.41            -              -                 -               -            50.41
Telefonica del Peru (Peru)                  281.26            -              -                 -               -           281.26
Telefonica Multimedia, S.A.C (Peru)           9.17            -              -                 -            (1.29)           7.88
Telefonica Moviles Chile, S.A (Chile)       267.45            -              -              (6.57)           3.71          264.59
Telesp Participacoes (Brazil)               106.52            -              -                 -               -           106.52
Cointel (Argentina)                         484.29            -              -                 -               -           484.29
Goodman (Spain)                               8.29            -              -                 -               -             8.29
Telefonica Internacional (Spain)            281.66            -              -                 -               -           281.66
Telefonica Moviles (Spain)                  125.84          2.18             -                 -               -           128.02
T. Data Espana (Spain)                      154.96            -              -                 -               -           154.96
T. Data Brasil (Brazil)                     127.78          9.23             -                 -            (4.08)         132.93
Mediaways (Germany)                         689.11            -              -                 -               -           689.11
Telefonica Deutchland Gmbh (Germany)         10.82            -              -                 -               -            10.82
Fieldy Group(Netherlands)                     8.09            -           (6.63)               -               -             1.46
Endemol (Netherlands)                       833.04          9.15             -                 -               -           842.19
Endemol Group (Netherlands)                 379.12        128.54           9.42                -            (5.39)         511.69
Atco Group (Argentina)                      377.24            -              -                 -            (2.24)         375.00
Telefonica Media Argentina (Argentina)       26.70            -              -                 -               -            26.70
Atento Peru (Peru)                            5.76            -              -                 -            (1.63)           4.13
Atento Brasil (Brazil)                      132.66            -              -                 -           (22.29)         110.37
Terra Brasil Holding (Brazil)               232.50            -              -              (1.32)           0.23          231.41
Terra Chile Holding (Chile)                  25.05            -              -                 -               -            25.05
Ifigenia Plus (Spain)                        11.17            -           (6.45)               -               -             4.72
Lycos (USA)                                 309.49            -           (2.22)               -               -           307.27
Sociedades Lycos (USA)                      286.55            -              -            (207.39)         (13.43)          65.73
One Travel.com, Inc. (USA)                       -          3.73             -              17.37            0.10           21.20
Terra Networks, S.A. (Spain)                 17.20         58.57             -                 -               -            75.77
Emergia Holding, N.V (Netherlands)            2.30            -              -                 -               -             2.30
T.Centroamerica Guatemala (Guatemala)        50.89            -              -                 -            (0.66)          50.23
Telefonica El Salvador (El Salvador)         75.46            -              -                 -            (8.70)          66.76
Brasilcel and subsidiaries (Brazil)         512.34        246.50             -                 -             1.89          760.73
Moviles Mexico and subsidiaries (Mexico)  1,037.16            -          (18.98)          (552.54)         (53.40)         412.24
Other companies                               8.92          0.79          (0.26)            (1.02)             -             8.43
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     7,607.78        458.69         (52.94)          (755.62)        (108.20)       7,149.71
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Millions of Euros
                                        ------------------------------------------------------------------------------------------
Consolidation goodwill                   Balance at                                                       Translation   Balance at
                                          12/31/02       Additions     Retirements       Transfers        Differences    12/31/03
----------------------------------------------------------------------------------------------------------------------------------
Companies accounted for by
  the equity method:
Venworld (Venezuela)                        134.21            -              -                 -               -            134.21
Mercador (Brazil)                             4.62            -              -                 -               -              4.62
Portugal Telecom (Portugal)                 218.87            -              -              13.48              -            232.35
Amper (Spain)                                 5.59            -              -                 -               -              5.59
Dts D(a) Tv Digital (Spain)                  88.11            -          (88.11)               -               -                -
Antena 3 (Spain)                            209.48         63.91        (273.39)               -               -                -
SociedadesDependientes
  de Antena 3 T.V., S.A                         -             -              -                 -               -                -
Pearson (U.K.)                              292.99          0.53             -                 -               -            293.52
Patagonik (Argentina)                         7.31            -              -                 -               -              7.31
Sogecable, S.A. (Spain)                          -        607.23             -                 -               -            607.23
Uno-e  Bank (Spain)                         130.25            -              -            (130.25)             -                -
One Travel (USA)                             17.37            -              -             (17.37)             -                -
Meditel (Morocco)                             5.10          5.46             -                 -               -             10.56
Other companies                               6.01            -              -              (6.01)             -               -
                                          ----------------------------------------------------------------------------------------
Total                                     1,119.91        677.13        (361.50)          (140.15)             -          1.295.39
----------------------------------------------------------------------------------------------------------------------------------
Total consolidation goodwill              8,727.69      1,135.82        (414.44)          (895.77)        (108.20)        8.445.10
----------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Millions of Euros
                                         -------------------------------------------------------------------------------------------
Amortization of consolidation goodwill      Balance at                                            Translation           Balance at
                                             12/31/02     Additions  Retirements    Transfers     Differences            12/31/03
------------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile)                                48.70         5.75       (16.55)         0.54         (0.20)                 38.24
T. de Argentina y filiales (Argentina)        61.25        28.83           -          (3.46)        (0.17)                 86.45
T. Peru Holding (Peru)                         4.61         2.49           -             -             -                    7.10
Telefonica del Peru (Peru)                    41.67        14.23           -             -             -                   55.90
Telefonica Multimedia, S.A.C (Peru)            3.92         0.85           -             -          (0.64)                  4.13
Telefonica Moviles Chile, S.A (Chile)         73.10        14.70           -          (5.71)        (0.68)                 81.41
Telesp Participacoes (Brazil)                 14.89         5.43           -             -             -                   20.32
Cointel (Argentina)                          188.80        21.67           -             -             -                  210.47
Goodman (Spain)                                1.06         0.42           -             -             -                    1.48
Telefonica Internacional (Spain)              72.46        14.02           -             -             -                   86.48
Telefonica Moviles (Spain)                    10.00         6.40           -             -             -                   16.40
T. Data Espana (Spain)                       110.23         2.98           -             -             -                  113.21
T. Data Brasil (Brazil)                       13.82         7.10           -             -          (2.09)                 18.83
Mediaways (Germany)                          120.71        38.66           -             -             -                  159.37
Telefonica Deutchland Gmbh (Germany)           0.50         0.54           -             -             -                    1.04
Fieldy Group(Netherlands)                      2.01           -         (0.55)           -             -                    1.46
Endemol (Netherlands)                        100.43        43.18           -             -             -                  143.61
Endemol Group (Netherlands)                   36.95        24.78        (0.62)           -             -                   61.11
Atco Group (Argentina)                       317.46         4.38           -             -             -                  321.84
Telefonica Media Argentina (Argentina)         3.71         1.33           -             -             -                    5.04
Atento Peru (Peru)                             0.94         0.25           -             -          (0.31)                  0.88
Atento Brasil (Brazil)                        18.86         6.17           -             -          (3.81)                 21.22
Terra Brasil Holding (Brazil)                120.97        18.36           -          (0.24)           -                  139.09
Terra Chile Holding (Chile)                   13.57         2.20           -             -             -                   15.77
Ifigenia Plus (Spain)                          3.73         0.99           -             -             -                    4.72
Lycos (USA)                                  244.47         8.12           -             -           0.02                 252.61
Sociedades Lycos (USA)                       252.91         5.21           -        (207.39)        (8.28)                 42.45
One Travel.com, Inc. (USA)                        -         2.04           -           3.58            -                    5.62
Terra Networks, S.A. (Spain)                  12.05         3.16           -             -             -                   15.21
Emergia Holding, N.V (Netherlands)             0.18         0.12           -             -             -                    0.30
T.Centroamerica Guatemala (Guatemala)          3.57         2.81           -             -          (0.27)                  6.11
Telefonica El Salvador (El Salvador)          10.56         3.61           -             -          (1.80)                 12.37
Brasilcel and subsidiaries (Brazil)           28.95        43.62           -             -          (0.32)                 72.25
Moviles Mexico and subsidiaries (Mexico)      88.94        50.39           -         (47.49)       (13.07)                 78.77
Other companies                                2.63         0.55         0.01            -          (0.01)                  3.18
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                      2,028.61       385.34       (17.71)      (260.17)       (31.63)              2,104.44
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                         Millions of Euros
                                         -------------------------------------------------------------------------------------------
Amortization of consolidation goodwill      Balance at                                            Translation           Balance at
                                             12/31/02     Additions  Retirements    Transfers     Differences            12/31/03
------------------------------------------------------------------------------------------------------------------------------------



Companies accounted for by
  the equity method:
Venworld (Venezuela)                         101.17         4.13           -             -             -                  105.30
Mercador (Brazil)                              3.56         0.88           -             -           0.07                   4.51
Portugal Telecom (Portugal)                   52.89        11.37           -             -             -                   64.26
Amper (Spain)                                  1.22         0.28           -             -             -                    1.50
Dts D(a) Tv Digital (Spain)                   16.64         2.20       (18.84)           -             -                      -
Antena 3 (Spain)                              49.84         5.96       (55.80)           -             -                      -
Sociedades Dependientes
  de Antena 3 T.V, S.A                           -          3.60        (3.60            -             -                      -
Pearson (U.K.)                                81.72        12.93           -             -             -                   94.65
Patagonik (Argentina)                          1.10         0.37           -             -             -                    1.47
Sogecable, S.A. (Spain)                          -         14.76           -             -             -                   14.76
Uno-e  Bank (Spain)                           17.37         1.93           -         (19.30)           -                      -
One Travel (USA)                               3.58           -            -          (3.58)           -                      -
Meditel (Morocco)                                -          0.37           -             -             -                    0.37
Other companies                                5.97        (0.01)          -          (5.99)           -                   (0.03)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        335.06        58.77       (78.24)       (28.87)         0.07                 286.79
------------------------------------------------------------------------------------------------------------------------------------
Total accumulated amortization             2,363.67       444.11       (95.95)      (289.04)       (31.56)              2,391.23
------------------------------------------------------------------------------------------------------------------------------------
Unamortized consolidation goodwill         6,364.02       691.71      (318.49)      (606.73)       (76.64)              6,053.87
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

EXHIBIT IV

                             MINORITY INTERESTS
This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies.

As of December 31, 2004, the balance of this caption comprised the holdings of minority stockholders in the following companies:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Millions of Euros
                                                   ---------------------------------------------------------------------------------
                                                         % of      Net Worth   Translation       Income    Variation in    Balance
                          Company                      Ownership               Differences       (Loss)     Ownership         at
                                                                                                            Interest       12/31/04
------------------------------------------------------------------------------------------------------------------------------------
Terra Networks, S.A.                                    23.20%        357.04       (15.95)          38.03           -        379.12
C.T.C. , S.A.                                           55.11%        284.55        71.90           39.77       193.29       589.51
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.   30.00%         10.37           -             2.40           -         12.77
Telefonica Argentina S.A.                                1.97%         (3.59)        0.20            3.39           -            -
Telefonica del Peru, S.A.                                1.81%         12.11        (0.05)           0.56           -         12.62
Telefonica Larga Distancia, Inc                          2.00%          1.29           -             0.04           -          1.33
Telefonica Publicidad e Informacion, S.A.               40.10%         49.38        (1.56)          44.86           -         92.68
Telesp Participacoes, S.A.                              12.51%        306.70         0.83           87.65           -        395.18
Telefonica Moviles, S.A.                                 7.54%        334.66      (101.37)         108.91           -        342.20
Group 3G UMTS Holding, GmbH (Note 14)                   42.80%       (382.44)          -               -            -       (382.44)
Telefonica Moviles Argentina, S.A.                       2.07%         (9.72)        1.01           (1.49)          -        (10.20)
Telefonica Finance USA                                 100.00%      1,916.31           -            83.69           -      2,000.00
Brasilcel (Holdings)                                    50.00%        373.82         4.78           36.26      (106.84)      308.02
Telefonica Moviles Mexico, S.A.                          8.00%         71.93         0.65          (52.77)          -         19.81
Other companies                                                        14.73         3.63          (10.29)        6.91        14.98
-------------------------------------------------------            -----------------------------------------------------------------
Total                                                               3,337.14       (35.93)         381.01        93.36     3,775.58
------------------------------------------------------------------------------------------------------------------------------------


As of December 31, 2003, the balance of this caption comprised the holdings of minority stockholders in the following companies:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Millions of Euros
                                                   ---------------------------------------------------------------------------------
                                                         % of      Net Worth   Translation       Income    Variation in    Balance
                          Company                      Ownership               Differences       (Loss)     Ownership         at
                                                                                                            Interest       12/31/03
------------------------------------------------------------------------------------------------------------------------------------
Terra Networks, S.A.                                    24.71%        782.50       (98.83)         (85.37)       42.75      641.05
C.T.C. , S.A.                                           56.36%        754.67        54.28           30.87           -       839.82
Fonditel Entidad Gestora de
  Fondos de Pensiones, S.A.                             30.00%          9.24           -             2.27           -        11.51
Lola Films, S.A.                                        30.00%          9.11           -            (1.51)          -         7.60
Impresora y Comercial Publiguias, S.A.                  49.00%         17.72        (4.19)           6.54           -        20.07
Telefonica Argentina S.A.                                1.97%          0.06        (2.44)          (2.79)          -        (5.17)
Telefonica del Peru, S.A.                                2.79%         22.43        (0.03)           0.18           -        22.58
Telefonica Larga Distancia, Inc                          2.00%          1.52         0.02           (0.14)          -         1.40
Telefonica Publicidad e Informacion, S.A.               40.10%         49.47        (1.12)          36.02           -        84.37
Telesp Participacoes, S.A.                              12.51%        338.06        (2.87)          75.87           -       411.06
Telefonica Moviles, S.A.                                 7.56%        274.27       (90.36)         121.55           -       305.46
Group 3G UMTS Holding, GmbH (Note 14)                   42.80%       (382.44)          -               -            -      (382.44)
Telefonica Moviles Argentina, S.A.                       2.07%        (11.71)        0.35            1.65           -        (9.71)
Telefonica Finance USA                                 100.00%      1,916.31           -            83.69           -     2,000.00
Brasilcel (Holdings)                                    50.00%        383.81         2.63           21.88       (20.34)     387.98
Telefonica Moviles Mexico, S.A.                          8.00%        133.27       (20.59)         (42.40)          -        70.28
Other companies                                            -           41.59       (11.98)          (2.82)       (6.43)      20.36
-----------------------------------------------                     ----------------------------------------------------------------
Total                                                               4,339.88      (175.13)         245.49         15.98   4,426.22
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

Variations in minority interests

The variations in minority interests in 2004 were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                              Capital        Income                               Acquisitions
Company                        Balance     Contributions     (Loss)    Variation in                   and                  Balance
                                 at        and Inclusion      for      Translation      Other     Exclusion of  Dividends     at
                               12/31/03    of Companies     the Year   Differences    Variations    Companies     Paid     12/31/04
------------------------------------------------------------------------------------------------------------------------------------
C.T.C., S.A.                    839.82       192.81          39.77         13.01        21.48            -      (517.38)     589.51
Terra Networks, S.A.            641.05       (41.15)         38.03          0.67         0.81            -      (260.29)     379.12
Fonditel.                        11.05           -            2.40            -         (1.14)           -           -        12.77
Lola Films, S.A.                  7.60           -           (0.59)           -         (0.65)        (6.36)         -           -
Impresora y Comercial
  Publiguias, S.A.               20.07       (19.67)         (0.52)         0.12           -             -           -           -
Telefonica de Argentina, S.A.    (5.17)          -            3.39         (0.42)        2.20            -           -           -
Telefonica del Peru, S.A.        22.58           -            0.56         (7.28)          -          (3.24)         -        12.62
Telefonica del Salvador, S.A.     2.43         0.05          (1.42)        (0.06)          -             -           -         1.00
Telefonica Larga
  Distancia Inc.                  1.40           -            0.04         (0.11)          -             -           -         1.33
Telefonica Publicidad e
Informacion, S.A.                84.37           -           44.86         (0.43)        0.80            -       (36.92)      92.68
Telesp Participacoes, S.A.      411.06           -           87.65          1.63           -             -      (105.16)     395.18
Telefonica Moviles, S.A.        305.46           -          108.91        (11.57)       (0.56)           -       (60.04)     342.20
Group 3G UMTS Holding,
  GmbH(Note 1)                 (382.44)          -              -             -            -             -           -      (382.44)
Endemol  Entertainment
  Holding, N.V.                   6.28         1.31           5.65            -         (0.51)        (0.40)      (6.51)       5.82
Telefonica Moviles
  Argentina, S.A.                (9.71)          -           (1.49)         1.00           -             -           -       (10.20)
Telefonica Centroamerica
  Guatemala, S.A.                 0.09           -              -             -            -             -           -         0.09
Movitel del Noroeste, S.A.        1.64           -           (2.13)         0.13           -             -           -        (0.36)
Telefonica Finance USA        2,000.00           -           83.69            -            -             -       (83.69)   2,000.00
Telefonica Moviles
  Mexico, S.A.                   70.28           -          (52.77)         2.30           -             -           -        19.81
Brasilcel (Holdings)            387.98      (108.23)         36.26          4.79           -             -       (12.78)     308.02
Other companies                   9.92         0.34         (11.28)        (0.42)       10.07            -        (0.20)       8.43
------------------------------------------------------------------------------------------------------------------------------------
Total                         4,426.22        25.46         381.01          3.36        32.50        (10.00)  (1,082.97)   3,775.58
------------------------------------------------------------------------------------------------------------------------------------

The variations in minority interests in 2003 were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                              Capital        Income                               Acquisitions
Company                        Balance     Contributions     (Loss)    Variation in                   and                  Balance
                                 at        and Inclusion      for      Translation      Other     Exclusion of  Dividends     at
                               12/31/02    of Companies     the Year   Differences    Variations    Companies     Paid     12/31/03
------------------------------------------------------------------------------------------------------------------------------------
C.T.C., S.A.                    798.19           -           30.87          6.73        15.84            -       (11.81)     839.82
Terra Networks, S.A.          1,954.21           -          (85.37)       (16.15)       (4.22)    (1.207.42)         -       641.05
Fonditel.                        10.24           -            2.27            -         (1.00)           -           -        11.05
Lola Films, S.A.                  3.24         6.00          (1.51)           -         (0.13)           -           -         7.60
Impresora y Comercial
  Publiguias, S.A.               16.29           -            6.54         (0.32)        0.01            -        (2.45)      20.07
Telefonica de
  Argentina, S.A.                (1.85)          -           (2.79)        (0.53)          -             -           -        (5.17)
Telefonica del Peru, S.A.        18.49           -            0.18         (3.86)        8.88            -        (1.11)      22.58
Telefonica del
  Salvador, S.A.                  4.24           -           (1.06)        (0.61)          -             -        (0.14)       2.43
Telefonica Larga
  Distancia Inc.                  1.83           -           (0.14)        (0.29)          -             -           -         1.40
Telefonica Publicidad
  e Informacion, S.A.            70.25           -           36.02         (6.98)        1.14            -       (16.06)      84.37
Telesp Participacoes, S.A.      481.12           -           75.87        (16.66)        1.73            -      (131.00)     411.06
Telefonica Moviles, S.A.        238.93           -          121.55         (4.33)        6.60            -       (57.29)     305.46
Group 3G UMTS Holding,
  GmbH(Note 1)                 (382.44)          -              -             -            -             -           -      (382.44)
Endemol  Entertainment
  Holding, N.V.                   1.97         4.12           1.74         (0.05)       (0.52)           -        (0.98)       6.28
Telefonica Moviles
  Argentina, S.A.               (11.72)          -            1.65          0.35         0.01            -           -        (9.71)
Telefonica Centroamerica
  Guatemala, S.A.                 0.12           -           (0.01)        (0.02)          -             -           -         0.09
Movitel del Noroeste, S.A.       (0.30)          -           (1.47)        (0.64)        4.05            -           -         1.64
Telefonica Finance USA        2,000.00           -           83.69            -          0.46            -       (84.15)   2,000.00
Telefonica Moviles
  Mexico, S.A.                  133.25           -          (42.40)       (20.59)        0.02            -           -        70.28
Brasilcel (Participaciones)     252.05       142.06          21.88          2.63       (25.97)           -        (4.67)     387.98
Antena 3 Television, S.A.            -       240.38           4.01            -            -        (244.39)         -           -
Other companies                  24.82         3.50          (6.03)         0.45        12.42)        (0.40)         -         9.92
------------------------------------------------------------------------------------------------------------------------------------
Total                         5,612.93       396.06         245.49        (60.87)       (5.52)    (1,452.21)    (309.66)   4,426.22
------------------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

EXHIBIT V
---------

Debentures and bonds

The detail of the debentures and bonds outstanding as of December 31, 2004, and of the main features thereof is as follows (in millions of euros):

------------------------------------------------------------------------------------------------------------------------------------
                                                 Interest                        Maturity
                                            ----------------------------------------------------------------
Telefonica and instrumentality                                                                                Subsequent
companies                      Currency         Rate (%)      2005       2006       2007     2008      2009     Years        Total
------------------------------------------------------------------------------------------------------------------------------------
Debentures and bonds:
FEBRUARY 1990 SERIES B           EUR                12.60      8.22          -         -        -         -         -         8.22
FEBRUARY 1990 SERIES C           EUR                12.60         -          -         -        -         -      3.76         3.76
FEBRUARY 1990 SERIES E           EUR                12.85     75.39          -         -        -         -         -        75.39
FEBRUARY 1990 SERIES F           EUR                12.58         -          -         -        -         -      8.15         8.15
DECEMBER 1990                    EUR                13.58    715.45          -         -        -         -         -       715.45
APRIL 1999                       EUR                 4.50         -          -         -        -    500.00         -       500.00
JUNE 1999                        EUR                 3.02         -          -         -        -    300.00         -       300.00
JULY 1999 zero-coupon            EUR                 6.37         -          -         -        -         -     42.00        42.00
MARCH 2000                       EUR                 5.19(*)      -          -         -        -         -     50.00        50.00
APRIL 2000                       EUR                 5.63         -          -    500.00        -         -         -       500.00

------------------------------------------------------------------------------------------------------------------------------------
Debentures subtotal:                                         799.06          -    500.00        -    800.00     103.91    2,202.97
------------------------------------------------------------------------------------------------------------------------------------
MARCH 1998                       EUR                 4.84         -          -         -   420.71         -         -       420.71
GLOBAL BOND                      USD                 7.35    917.70          -         -        -         -         -       917.70
GLOBAL BOND                      USD                 7.75         -          -         -        -         -  1,835.40     1,835.40
GLOBAL BOND                      USD                 8.25         -          -         -        -         -    917.70       917.70
GLOBAL BOND                      EUR                 6.13  1,000.00          -         -        -         -         -     1,000.00
EMTN ISSUE                       EUR                 5.13         -   1,000.00         -        -         -         -     1,000.00
EMTN ISSUE                       EUR                 0.15     50.00          -         -        -         -         -        50.00
EMTN ISSUE                       EUR           Eonia+0.47    100.00          -         -        -         -         -       100.00
EMTN ISSUE (Tranche A)           EUR                 5.13         -          -         -        -         -  1,500.00     1,500.00
EMTN ISSUE (Tranche B)           EUR                 5.88         -          -         -        -         -    500.00       500.00
EMTN ISSUE                       EUR     BNPEONIA01+0.23     100.00          -         -        -         -         -       100.00
EMTN ISSUE                       EUR   3-m Euribor + 0.14    100.00          -         -        -         -         -       100.00
EMTN ISSUE                       EUR      Eonia OIS+ 0.17     50.00          -         -        -         -         -        50.00
EMTN ISSUE                       EUR   3-m Euribor + 0.18         -     100.00         -        -         -         -       100.00
EMTN ISSUE                       EUR   3-m Euribor + 0.18         -     200.00         -        -         -         -       200.00
------------------------------------------------------------------------------------------------------------------------------------
Bond subtotal                                              2,317.70   1,300.00         -   420.71         -  4,753.10     8,791.51
------------------------------------------------------------------------------------------------------------------------------------
Total issues:                                              3,116.76   1,300.00    500.00   420.71    800.00  4,857.01    10,994.48
------------------------------------------------------------------------------------------------------------------------------------

(*) The interest rate used (which is floating and set annually) is that of a 10-year pound sterling interest rate swap multiplied by 1.0225.

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Foreign operators                                       Interest                        Maturity
-----------------------------------------------------------------------------------------------------------------
                                                                                                                Subsequent
Debentures and Bonds                      Currency       Rate (%)   2005       2006     2007      2008    2009      Years      Total
------------------------------------------------------------------------------------------------------------------------------------
Yankee Bonds                                  USD            7.63       -     36.42       -         -                   -      36.42
Yankee Bonds                                  USD            8.38       -    114.84       -         -                   -     114.84
Series F                                       UF            6.00    1.63      1.63    1.63      1.63    1.63       10.96      19.11
Series K 1998                                  UF            6.75   91.26         -       -         -       -           -      91.26
-----------------------------------------                        -------------------------------------------------------------------
CTC CHILE:                                                          92.89    152.89    1.63      1.63    1.63       10.96     261.63
-----------------------------------------                        -------------------------------------------------------------------
Bonds 1st Program T. Peru (1)               N.Sol        VAC+6.94       -     25.29       -         -       -           -      25.29
Bonds 1st Program T. Peru (2)               N.Sol        VAC+7.00       -         -       -         -   11.00           -      11.00
Bonds 2nd Program T. Peru (3)               N.Sol        VAC+6.19       -     23.99       -         -       -           -      23.99
Bonds 2nd Program T. Peru (5)               N.Sol        VAC+6.25       -         -    2.92         -                   -       2.92
Bonds 2nd Program T. Peru (7 -Series A)       USD            4.38   28.64         -       -         -       -           -      28.64
Bonds 2nd Program T. Peru (7 -Series B)       USD            4.00    8.03         -       -         -       -           -       8.03
Bonos 2o. Programa T. Peru (8-Series A)     N.Sol            6.50   16.78         -       -         -       -           -      16.78
Bonds 2nd Program T. Peru (8 -Series B)     N.Sol            6.19    3.36         -       -         -       -           -       3.36
Bonds 2nd Program T. Peru (9)                 USD            2.44   16.67         -       -         -       -           -      16.67
Bonds 3rd Program T. Peru (1)               N.Sol        VAC+5.00       -         -       -         -       -       11.66      11.66
Bonds 3rd Program T. Peru (2 - Series A)    N.Sol            5.31       -         -    6.71         -       -           -       6.71
Bonds 3rd Program T. Peru (3)               N.Sol            8.13       -         -    6.71         -       -           -       6.71
6th Issue T. Peru Bonds                     N.Sol            5.19   15.66         -       -         -       -           -      15.66
7th Issue T. Peru Bonds                     N.Sol            7.94       -         -       -     14.14                   -      14.14
8th Issue T. Peru Bonds                       USD            3.81       -         -       -         -   12.37           -      12.37
9th Issue T. Peru Bonds                       USD            3.13       -         -   15.52         -       -           -      15.52
                                                                 -------------------------------------------------------------------
Telefonica del Peru:                                                89.14     49.28   31.86     14.14   23.37                 219.45
------------------------------------------------------------------------------------------------------------------------------------
Marketable debentures                         USD            9.13       -         -       -     92.24       -           -      92.24
Marketable debentures                         USD            9.88       -     52.40       -         -       -           -      52.40
Marketable debentures                         USD           11.88       -         -  136.96      2.32       -           -     139.28
Marketable debentures                         USD            9.13       -         -       -         -       -      156.03     156.03
Marketable debentures                         ARS           10.38       -         -       -         -       -        0.02       0.02
Marketable debentures                         USD            8.85       -         -       -         -       -       98.85      98.85
Marketable debentures                         ARS            8.05   38.60         -       -         -       -           -      38.60
Marketable debentures                         ARS            8.25   31.88         -       -         -       -           -      31.88
Marketable debentures                         ARS  BADLAR+2.4 (*)       -     16.06       -         -       -           -      16.06
-----------------------------------------                        -------------------------------------------------------------------
TASA                                                                70.48     68.46  136.96     94.56       -      254.90     625.36
-----------------------------------------                        -------------------------------------------------------------------
Marketable debentures                         USD            9.75       -         -    5.54         -       -           -       5.54
                                                                 -------------------------------------------------------------------
Telefonica Holding Argentina                                            -         -    5.54         -       -           -       5.54
-----------------------------------------                        -------------------------------------------------------------------
Non-convertible bonds                         BRL      103.5% CDI       -         -       -    414.87       -           -     414.87
                                                                 -------------------------------------------------------------------
TELESP                                                                  -         -       -    414.87                   -     414.87
-----------------------------------------                        -------------------------------------------------------------------
Non-convertible bonds                         BRL      104.4% CDI       -         -       -     69.14                   -      69.14
                                                                 -------------------------------------------------------------------
Brasilcel                                                               -         -       -     69.14       -           -      69.14
-----------------------------------------                        -------------------------------------------------------------------
Total issues:                                                      252.51    270.63  175.99    594.34   25.00      277.52   1,595.99
-----------------------------------------                        -------------------------------------------------------------------
Consolidation adjustments                                          (18.32)                -         -       -           -    (18.32)
-----------------------------------------                        -------------------------------------------------------------------
Total Group issues                                               3,350.95  1,570.63  675.99  1,015.05  825.00    5,134.53  12,572.15
------------------------------------------------------------------------------------------------------------------------------------

The detail of the maturities and redemption values of the zero-coupon bonds and debentures as of December 31, 2004, is as follows (in millions of euros):

-----------------------------------------------------------------------------------------------------------------------
  Zero-coupon Bonds and Debentures
 (Issue value + Accrued Interest at
              12/31/04)                  Redemption Date          Redemption          Book Value             Redemption
-----------------------------------------------------------------------------------------------------------------------
DEBENTURES
FEBRUARY 1990 SERIES E                       02/26/05              613.214%               75.39                  76.79
FEBRUARY 1990 SERIES F                       02/26/10            1,071.719%                8.15                  15.04
DECEMBER 1990                                12/28/05              675.000%              715.45                 811.37
JULY 1999                                    07/21/29              637.634%               42.00                 191.29
-----------------------------------------------------------------------------------------------------------------------
Total issues                                                                             840.99               1,049.49
-----------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

EXHIBIT VI
----------

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2004, is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Millions
                                ----------------------------------------------------------------------------------------------------
         Type of Risk                                               Group Receives                          Group Pays
                                                     -------------------------------------------------------------------------------
                                    Equivalent
                                     Euro Value             Value             Currency               Value              Currency
------------------------------------------------------------------------------------------------------------------------------------
Euro interest rate swaps            13,788.03
-from fixed to floating              2,184.34               2,184.34             EUR               2,184.34                EUR
-from floating to fixed             10,276.17              10,276.17             EUR              10,276.17                EUR
-from floating to floating           1,327.52               1,327.52             EUR               1,327.52                EUR
Cross-currency swaps                 2,639.35
-from fixed to floating              1,234.86
USD/USD                              1,234.86               1,682.00             USD               1,682.00                USD
-from floating to fixed              1,404.49
USD/USD                                815.53               1,110.84             USD               1,110.84                USD
BRL/BRL                                398.14               2,240.00             BRL               1,439.50                BRL
MXN/MXN                                190.82               2,927.89             MXN               2,927.89                MXN
Currency swaps                       8,414.03
-from fixed to fixed                 2,944.23
EUR/CLP                                265.86                 267.27             EUR             201,848.65                CLP
EUR/USD                                 96.12                 125.13             EUR                 130.92                USD
JPY/USD                                 47.48               6,741.65             JPY                  64.67                USD
USD/EUR                              2,519.25               2,334.85             USD               2,519.26                EUR
USD/PEN                                 15.52                  20.00             USD                  69.39                PEN
-from fixed to floating              1,289.47
EUR/USD                                 27.17                  30.60             EUR                  37.01                USD
EUR/BRL                                 16.86                  16.56             EUR                  60.95                BRL
EUR/CLP                                 16.09                  16.49             EUR              12,217.00                CLP
JPY/BRL                                 94.04              12,573.05             JPY                 340.00                BRL
USD/EUR                                531.40                 543.83             USD                 531.40                EUR
USD/BRL                                603.91                 764.83             USD               2,183.51                BRL
-from floating to fixed                864.53
EUR/BRL                                 79.70                  96.99             EUR                 288.17                BRL
EUR/MAD                                 31.09                  33.76             EUR                 349.09                MAD
USD/ARS                                 89.57                 125.00             USD                 363.45                ARS
USD/BRL                                 47.63                 140.00             USD                 172.20                BRL
USD/CLP                                 64.20                  80.36             USD              48,745.31                CLP
USD/COP                                120.47                 156.26             USD             392,123.65                COP
USD/PEN                                260.26                 336.00             USD               1,163.45                PEN
USD/MXN                                 22.71                  34.29             USD                 348.46                MXN
USD/UFC                                148.90                 200.00             USD                   6.53                UFC
-from floating to floating           3,315.80
EUR/USD                                812.69                 994.77             EUR               1,106.96                USD
EUR/CLP                                 14.02                  14.39             EUR              10,645.55                CLP
JPY/BRL                                203.77              24,802.08             JPY                 736.76                BRL
USD/EUR                              2,011.58               2,024.63             USD               2,011.58                EUR
USD/MXN                                273.74                 416.00             USD               4,200.17                MXN
Forwards                             3,548.68
USD/ARS                                 90.76                 120.00             USD                 368.26                ARS
ARS/USD                                 25.26                 107.31             ARS                  34.41                USD
USD/BRL                                 86.79                 111.07             USD                 313.78                BRL
USD/CLP                                462.55                 574.19             USD             351,184.61                CLP
CLP/USD                                 90.30              71,768.51             CLP                 123.00                USD
USD/COP                                158.57                 195.00             USD             516,145.00                COP
USD/EUR                              1,431.07               1,862.95             USD               1,431.08                EUR
EUR/USD                                534.53                 560.93             EUR                 728.08                USD
USD/MXN                                 21.03                  28.40             USD                 322.68                MXN
USD/PEN                                138.43                 176.98             USD                 618.85                PEN
USD/UFC                                411.16                 500.10             USD                  18.02                UFC
UFC/USD                                 98.23                                    UFC                 133.80                USD
                                               ---------------------- --------------- ---------------------- ------------------
Subtotal                            28,390.09
----------------------------------------------

Telefonica
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Notional amounts of structured products with options         Euros                      Notional Value
------------------------------------------------------------------------------------------------------
Interest rate options                                     8,000.81
-Caps & Floors                                            7,842.14
US DOLLAR                                                   972.77          1,325.00           USD
EURO CURRENCY                                             6,869.38          6,869.38           EUR
-Swaptions                                                   79.33
EURO CURRENCY                                                79.33                 -           EUR
-Interest rate options                                       79.33                 -           EUR
Currency options                                          2,033.33
USD/EUR                                                   1,833.93          2,498.00           USD
USD/ARS                                                     199.40            271.60           USD
------------------------------------------------------------------------------------------------------
Equity options                                              235.47
------------------------------------------------------------------
Subtotal                                                 10,269.61
------------------------------------------------------------------
Total                                                    38,659.70
------------------------------------------------------------------

Note: The equity option position basically includes call spread positions on 3 million shares of treasury stock with average exercise prices of (euro)12.62 and
(euro)13.82 and call options bought on 5 million shares of treasury stock with an exercise price of (euro)13.52.


The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2003, is as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions
                                   ----------------------------------------------------------------------------------------
               Type of Risk                                       Group Receives                        Group Pays
                                                    -----------------------------------------------------------------------
                                     Equivalent
                                     Euro Value           Value               Currency         Value               Currency
---------------------------------------------------------------------------------------------------------------------------
Euro interest rate swaps              6,479.85
-from fixed to floating               1,422.22           1,422.22               EUR           1,422.22                EUR
-from floating to fixed               4,075.18           4,075.18               EUR           4,075.18                EUR
-from floating to floating                                                      EUR                                   EUR
Cross-currency swaps                  4,460.87
-from fixed to floating               2,984.39
USD/USD                               2,984.39           3,769.29               USD           3,769.29                USD
-from floating to fixed               1,476.48
USD/USD                                 855.11           1,080.00               USD           1,080.00                USD
BRL/BRL                                 304.19           1,110.00               BRL           1,110.00                BRL
GBP/GBP                                 113.51              80.00               GBP                                   GBP

MXN/MXN                                 203.67           2,890.25               MXN           2,890.25                MXN
Currency swaps                       11,319.65
-from fixed to fixed                  2,163.92
EUR/USD                                 104.67             126.41               EUR                                   USD
JPY/USD                                  59.08           7,778.82               JPY                                   USD

USD/EUR                               2,000.17           1,847.46               USD           2,000.17                EUR
-from fixed to floating               1,741.87
EUR/USD                                  86.05                  -               EUR                                   USD
                                                                -
EUR/BRL                                  24.92                  -               EUR                                   BRL

JPY/EUR                                  56.95           6,200.00               JPY              56.95                EUR
JPY/BRL                                  84.20          11,890.82               JPY                                   BRL
USD/EUR                                 531.40                  -               USD                                   EUR

USD/BRL                                 958.35           1,247.28               USD           3,497.07                BRL
-from floating to fixed               1,274.97
EUR/BRL                                  78.97                  -               EUR                                   BRL

EUR/MAD                                  31.49                  -               EUR                                   MAD

USD/EUR                                 874.97                  -               USD                                   EUR
                                                           827.73
USD/BRL                                  95.72                  -               USD                                   BRL
                                                           290.00
USD/PEN                                 167.64                  -               USD                                   PEN

USD/MXN                                  26.18                  -               USD                                   MXN

-from floating to floating            6,138.89
EUR/USD                               1,027.35           1,191,84               EUR           1,297.54                USD
EUR/GBP                                 283.77                  -               EUR                                   GBP

EUR/BRL                                 138.21                  -               EUR                                   BRL
                                                           208.02
JPY/BRL                                 242.29          29,762.50               JPY             884.11                BRL
USD/EUR                               4,147.02           4,015.89               USD           4,147.02                EUR
USD/MXN                                 300.25             421.63               USD           4,260.89                MXN
Forwards                              1,378.52
---------------------------------------------------------------------------------------------------------------------------

Telefonica
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Millions
---------------------------------------------------------------------------------------------------------------------------
            Type of Risk                Equivalent Euro           Group Receives                     Group Pays
                                             Value
---------------------------------------------------------------------------------------------------------------------------
                                                              Value          Currency          Value               Currency
---------------------------------------------------------------------------------------------------------------------------
USD/EUR                                      215.07          265.21             USD            215.07                EUR
EUR/USD                                       31.73           40.28             EUR             40.08                USD
USD/ARS                                       41.24           50.18             USD            152.62                ARS
USD/CLP                                       83.69           91.00             USD         62,760.91                CLP
USD/UFC                                      839.60          928.48             USD             37.21                UFC
PEN/USD                                        7.92           34.91             PEN             10.00                USD
USD/PEN                                      159.27          193.50             USD            696.80                PEN
---------------------------------------------------------------------------------------------------------------------------
Equity swaps                                 323.95
---------------------------------------------------
Subtotal                                  23,962.84
---------------------------------------------------


-------------------------------------------------------------------------------------------------------
Notional amounts of structured products with options         Euros                     Notional Amount
-------------------------------------------------------------------------------------------------------
Interest rate options                                     2,401.39
-Caps & Floors                                            2,242.72
US DOLLAR                                                   158.35              200.00             USD
EURO CURRENCY                                             2,084.37            2,084.37             EUR
-Swaptions                                                   79.33
EURO CURRENCY                                                79.33               79.33             EUR
-Interest rate options                                       79.33               79.33             EUR
Currency options                                          3,837.43
USD/ARS                                                      59.38               75.00             USD
EUR/USD                                                   1,150.00            1,150.00             EUR
USD/EUR                                                   2,126.48            2,685.75             USD
EUR/MXN                                                     243.02              243.02             EUR
USD/BRL                                                     241.25              304.70             USD
EUR/BRL                                                      17.30               17.30             BRL
------------------------------------------------------------------------------------------------------
Equity options                                              713.63
------------------------------------------------------------------
Subtotal                                                  6,952.45
------------------------------------------------------------------
Total                                                    30,915.29
------------------------------------------------------------------

Note The equity option position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of (euro)11.43. Also, there are combinations of call options bought at (euro)11.02, call options sold at (euro)12.07 and put options sold at (euro)10.56 with a total positive delta of 4.7 million shares.

Telefonica
--------------------------------------------------------------------------------

The detail, by maturity, of the hedging transactions arranged as of December 31, 2004, is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                           Millions of Euros
                                      --------------------------------------------------------------------------------------------
                                                             Up to              From 1 to           From 3 to 5             Over
                                       Amount                1 Year              3 Years               Years               5 Years
----------------------------------------------------------------------------------------------------------------------------------
With underlying instruments
----------------------------------------------------------------------------------------------------------------------------------
Loans                                 21,994.44            10,174.36             3,286.41             5,931.31            2,602.36
In national currency                  17,129.34             8,680.72             2,036.06             4,368.77            2,043.79
In foreign currencies                  4,865.10             1,493.64             1,250.35             1,562.54              558.57
MTN debentures and bonds              10,847.78             3,490.80               600.00             1,794.15            4,962.83
In national currency                   5,032.34             1,400.00               600.00             1,441.49            1,590.85
In foreign currencies                  5,815.44             2,090.80                    -               352.66            3,371.98
Preferred shares                       5,582.01             5,561.91                20.10                    -                   -
Currency options                       2,033.33             2,033.33                    -                    -                   -
Forward                                3,548.68             3,528.58                20.10                    -                   -
Shares                                   235.47               235.47                    -                    -                   -
----------------------------------------------------------------------------------------------------------------------------------
Total                                 38,659.70            19,462.53             3,906.52             7,725.46            7,565.18
----------------------------------------------------------------------------------------------------------------------------------

Note: The equity option position basically includes call spread positions on 3 million shares of treasury stock with average exercise prices of (euro)12.62 and
(euro)13.82 and call options bought on 5 million shares of treasury stock with an exercise price of (euro)13.52.

The detail, by maturity, of the hedging transactions arranged as of December 31, 2003, is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Millions of euros

                                    ------------------------------------------------------------------------------------------------
                                                          Up to              From 1 to           From 3 to 5             Over
                                           Amount         1 Year              3 Years               Years               5 Years
------------------------------------------------------------------------------------------------------------------------------------
With underlying instruments
------------------------------------------------------------------------------------------------------------------------------------
Loans                                    19,447.86      8,653.82             4,022.45             3,660.52            3,111.07
In national currency                      8,206.08      3,819.97               817.86             2,832.91              735.34
In foreign currencies                    11,241.78      4,833.85             3,204.59               827.61            2,375.73
MTN debentures and bonds                  4,603.66      1,892.29               935.86               142.52            1,632.99
In national currency                        605.82          2.12                    -                    -              603.70
In foreign currencies                     3,997.84      1,890.17               935.86               142.52            1,029.29
Preferred shares                          1,500.00             -                    -                    -            1,500.00
In national currency                      1,500.00             -                    -                    -            1,500.00
Other assets and liabilities              4,326.18      4,266.57                31.81                27.80                   -
Swaps                                       467.64        408.03                31.81                27.80                   -
Currency options                          3,837.43      3,837.43                    -                    -                   -
Forward                                      21.11         21.11                    -                    -                   -
Subtotal                                 29,877.70     14,812.68             4,990.12             3,830.84            6,244.06
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Shares                                    1,037.58      1,037.58                    -                    -                   -
Swaps                                       323.95        323.95                    -                    -                   -
Equity options                              713.63        713.63                    -                    -                   -
------------------------------------------------------------------------------------------------------------------------------------
Total                                    30,915.28     15,850.26             4,990.26             3,830.84            6,244.06
------------------------------------------------------------------------------------------------------------------------------------

 Note: The equity option position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of (euro)11.43. Also, there are combinations of call options bought at (euro)11.02, call options sold at (euro)12.07 and put options sold at (euro)10.56 with a total positive delta of 4.7 million shares.

Telefonica
--------------------------------------------------------------------------------

             CONSOLIDATED MANAGEMENT REPORT OF THE TELEFONICA GROUP

                                      2004

Initial summary

The Telefonica Group's earnings increased in 2004 as a result of the significant commercial drive in all lines of business, making it possible to successfully face up to stiffer competition and to strengthen its position in the strategic markets where it has a presence.

In this regard, operating revenues grew by 6.8% with respect to the previous year, or 8.3% in adjusted terms1. The increase in expenses was a reflection of the Group's major commercial drive to extend and consolidate its customer base, both in the wireless telephony business and in the broadband market in Spain and Latin America. EBITDA2 rose by 4.9% in the year (adjusted growth of 6.0%), which, combined with the lower depreciation and amortization expense due to the containment of investments in recent years, gave rise to a 14.3% increase in operating income. The rise in operating income and the positive trend in non-operating results enabled the Group to report net income of (euro)2,877.3 million, as compared with (euro)2,203.6 million in 2003, representing year-on-year growth of 30.6%.

The process of rationalizing and optimizing investments in property, plant and equipment and in intangible assets continued in 2004. Period additions of assets of this nature amounted to (euro)3,768.1 million, up 1.7% on the figure for 2003. This growth was due basically to the investments made in the wireless telephony business to improve the capacity and coverage of the networks in Latin America and to develop UMTS technology in Spain, and to the capital expenditure for the roll-out of ADSL, both in Spain and Latin America. However, at Group level the ratio of investments in property, plant and equipment and intangible assets to operating revenues fell from 13% in 2003 to 12.4% at 2004 year-end.

The Telefonica Group had to manage its businesses against a difficult backdrop characterized by the slowdown in the growth of the traditional services, the poor economic situation in certain of the countries in which it operates, the stiffer competition and certain unfavorable decisions taken by the regulator. In order to address this situation, Telefonica focused its management priorities on its customers, making them the central linchpin of the Company's strategy. The implementation of a more commercial, customer-oriented corporate model entailed a process of transformation at the Telefonica Group towards a more flexible means of managing the businesses, which enabled the Group to achieve greater operating efficiency and to make more efficient use of resources.

This strategy enabled Telefonica to maintain a prominent position in the industry, where it leads the Spanish- and Portuguese-speaking wireline and wireless telephony markets, with more than 118 million customers, to enjoy a solid financial position with a significant level of cash flow generation and to earn a place among the leading European operators in terms of stock market capitalization.

---------
1 Adjusted variation: eliminates the impact of exchange rate fluctuations and variations in the scope of consolidation.

2 EBITDA: operating income before depreciation and amortization.

Telefonica
--------------------------------------------------------------------------------

Also, the success of this strategy made it possible for Telefonica to strengthen its commitment to its stockholder remuneration policy, improving the returns on the Company's shares. In this regard, the dividend approved by the Stockholders' Meeting for 2003 was (euro)0.40 per share (as compared with the (euro)0.25 paid the previous year), and for 2004, the Board of Directors, at its meeting on January 26, 2005, resolved to propose to the Stockholders' Meeting that a dividend of (euro)0.50 per share be paid, which represents a 25% increase with respect to the 2003 dividend. As part of this strategy, on November 24, 2004, the Board of Directors resolved to propose to the Stockholders' Meeting that shares of treasury stock of Telefonica S.A. be distributed among the stockholders, in the proportion of one share for every 25 shares owned by them, with a charge to additional paid-in capital.

The Telefonica Group's main objective for the future is to become the best and biggest integrated telecommunications group in the world, for which purpose it will embark on a transformation process based on three main pillars: customers, innovation and operating excellence. As regards the first of these three pillars, Telefonica will attempt to amplify its customer base by building up customer loyalty and increasing the share of the disposable income of its customers received by it. Also, Telefonica aims to extend innovation to the various processes in the value chain, including the commercial area. Lastly, the Group's efforts in relation to operating excellence will focus on maintaining its position of leadership by implementing a policy targeted at maximizing efficiency and quality.

Organization by business line

The new organizational model, the implementation of which commenced in 2003, was fully in place in 2004. The new model has simplified the lines of business in order to achieve an organization that places greater emphasis on the key businesses and has a more flexible asset and cost structure.

In this regard, in 2004 the integration of the Telefonica Empresas business (Data, TIWS and Soluciones) into the wireline telephony businesses in both Spain and Latin America was fully operational. Telefonica de Espana assumed the business of Telefonica Empresas Espana and Telefonica Soluciones, and Telefonica Latinoamerica included under its management the Telefonica Empresas business in Latin America and the TIWS business.

The management comments included in this report are presented and refer to the financial trend of the Telefonica Group based on its organizational structure by line of business in place in 2004.

It should be noted that the assumptions used in preparing these comments on the organization by line of business do not in any way alter the total results obtained by the Telefonica Group.

Customers

At 2004 year-end the Telefonica Group had 118.1 million managed customers, an increase of 26.4% with respect to the previous year.

Telefonica Moviles, which had 74.4 million managed customers, as compared with 52 million at 2003 year-end, consolidated its position as one of the industry's leading operators. This figure includes the customer base contributed by the eight BellSouth operators acquired in October 2004 (11 million customers). The total customer base, including the BellSouth operators acquired in Argentina and Chile, the purchase of which was clinched in 2005, would be 78.2 million customers.

In Spain, Telefonica Moviles retained its market leadership with a total of 18.9 million customers, following a significant customer base clean-up operation in April 2004, which affected 1.3 million inactive prepaid SIM cards. The most notable development in Latin

Telefonica
--------------------------------------------------------------------------------

America was the substantial growth of the Brazilian market in which VIVO maintained its positioning through a good performance in the attraction of new customers, finishing the year with 26.5 million customers. Telefonica Moviles Mexico confirmed its position as the second-largest operator in the market, with
5.6 million customers, as compared with 3.5 million in December 2003.

As regards the wireline telephony business, at 2004 year-end Telefonica de Espana was managing 17.3 million traditional lines and Telefonica Latinoamerica was managing 21.4 million, representing year-on-year growth of 2.5%, prompted mainly by the upward trend of the number of lines at TASA and Telefonica del Peru.

In the ADSL broadband market, the Group had more than 3.9 million connections, as compared with 2.5 million in 2003; this growth was due mainly to the net gain of 830,000 in Spain in 2004 to 2.5 million connections, and to Brazil, which ended the year with 826,000 lines. This market is expanding basically as a result of Telefonica's firm commitment to this business, to which it is devoting a considerable commercial effort and a sizeable portion of its investments, and for which specific services and content are being developed.

The broadband market in Spain experienced dynamic growth in the last quarter of the year, boosted by the innovative and revolutionary commercial measures adopted by Telefonica de Espana, which led to an increase in the quality of the services provided and to a customized product offering adapted to the needs of each customer. These measures included most notably the doubling of the access speed of all Telefonica de Espana's ADSL connections, at no additional cost for users, the new "ADSL to suit you" proposal including a rate system adapted to the needs of each customer, and the combined offer of personal computers and Internet connection at special prices.

In addition, in an attempt to maintain its position at the forefront of the ADSL industry, the Group launched the Imagenio Project which, harnessing the roll-out of ADSL and with a view to encouraging the use of broadband services, enables customers to select, a la carte, their own personal product offering. With this technological support customers can simultaneously receive high-definition television, a la carte video and music, high-speed Internet access, and telephone, fax messenger and video conference services.

Noteworthy with regard to the broadband market were the retail resale connections relating to T.Deutschland, which totaled nearly half a million users at 2004 year-end.

To conclude, it should be noted that the Group also has over 400,000 pay-per-view television customers, relating mostly to Cable Magico in Peru.

International expansion

In 2004 the Telefonica Group consolidated its position as a long-term investor in Latin America, thereby contributing to the economic and social development of the region. The most notable event in 2004 was the acquisition of BellSouth's wireless operators by Telefonica Moviles as part of this Group company's profitable growth policy.

The agreement for the purchase of BellSouth's ten wireless telephony operators was entered into in March 2004. In October 2004 Telefonica Moviles completed the acquisition of all the shares of the wireless telephony operators in Ecuador, Guatemala, Panama, Venezuela, Colombia, Peru, Nicaragua and Uruguay. Subsequent to year-end, in January 2005, the acquisition of the Chilean and Argentine operators was concluded.

As a result of this transaction, Telefonica consolidated its leading position in the region, strengthening its presence in certain key countries in which it already operated (Argentina, Chile and Peru), where it expects to achieve significant synergies, and, at the same time, it secured a

Telefonica
--------------------------------------------------------------------------------

significant position in high-growth markets in which it was not previously present (Venezuela, Colombia, Ecuador and Uruguay) and attained a substantial critical mass in Central America (Guatemala, El Salvador, Panama and Nicaragua).

Other relevant matters

In 2004 Terra Networks modified its corporate structure and made a series of divestments, most notably the sale of the ownership interest held by it in Lycos, Inc., its aim being to become a nimbler, more flexible organization oriented toward the obtainment of maximum customer satisfaction. To this end, on October 5, 2004, Terra Networks, S.A. executed the agreement entered into by it on July 31, 2004, with the Korean company Daum Communications, Corp., whereby Terra sold to the latter all its shares of Lycos, Inc.

Prior to this sale, Lycos, Inc. transferred a series of assets to Terra Networks, S.A., including the holdings in Lycos Europe, Terra Networks USA and LLP (a company engaging in the exploitation of the portal for Spanish-speaking people in the United States) and other financial assets. The book value of the transferred assets was (euro)332.9 million.

The sale price of Lycos, Inc., following the transfer of the aforementioned assets, was set at US$ 108 million, and the transaction gave rise to a gain of
(euro)26 million.

Also worthy of mention, as part of the Group's firm commitment to Brazil, was the acquisition in December 2004 of the Brazilian operator Atrium Telecom by Telesp for (euro)31 million. Atrium Telecom engages in the provision of corporate telecommunications services, in particular in buildings used for commercial activities and by the financial services industry, through the installation in such buildings of internal telecommunications infrastructures, which it subsequently links up to the operators' networks.

With a view to strengthening its strategic alliance with Portugal Telecom, Telefonica increased its direct ownership interest in this company's capital stock to 8.55%. The Telefonica Group now has an effective direct and indirect holding in Portugal Telecom of 9.58%.

Lastly, work continued in 2004 on the construction of Telefonica's Ciudad de las Telecomunicaciones, the Group's new headquarters in Madrid (District C), a project which entails the implementation of a new work philosophy based on horizontality and open spaces. District C, whose design is the result of the quest for maximum respect for the environment and for savings in energy and maintenance costs, will be the springboard for the Group's change to a new teamwork culture.

Regulatory environment

In 2004 the European Commission continued to develop the regulatory framework for the telecommunications market and approved, inter alia, the Document on Application of Remedies (obligations) and the X Report of the European Commission on the implementation of the Regulatory Framework.

In Spain, following the change of government, the General Telecommunications Law
(LGT) was implemented and approval was given to the regulations governing benchmark markets for networks and services, the obligations applicable to operators with significant influence in the market, network access and numbering.

Wireline telephony rates continued to evolve as envisaged under the price-cap system currently in place: a 4.35% rise was applied to the monthly line rental charge and a 2% reduction to all services.

Telefonica
--------------------------------------------------------------------------------

Telefonica de Espana modified the terms of its Local Loop Offer, establishing a 7.9% reduction in the monthly loop rental charge, a 14% reduction in the shared access charge, and an increase in the connection charges for these services.

2004 witnessed heightened activity in broadband services and Telefonica de Espana submitted to the regulator various offers and commercial packages for ADSL and Imagenio. Several of these packages were authorized by the Spanish Telecommunications Market Commission (CMT), provided they can be replicated by competitors, whereas others are under analysis or are being modified by Telefonica.

With regard to the Universal Service provided by Telefonica de Espana, the CMT considered that although the provision of this service had represented a net cost of (euro)110.1 million in 2002, it was not necessary to record a Universal Service Financing Fund. All current TRAC customers have been given the option of functional Internet access, and Telefonica de Espana has thus complied with the provisions of the Law on Information Society Services and Electronic Commerce.

In the wireless telephony business, the CMT, in keeping with developments in other countries, promoted further reductions in the prices for the termination of calls in the wireless networks, and the Ministry of Industry approved the modification of the operators' UMTS commitments to bring them into line with the current situation.

Noteworthy in Latin America as a whole were the authorizations received from the various regulatory bodies, which made it possible for Telefonica Moviles to complete its acquisition of the BellSouth operators, a transaction which in certain countries was conditional upon the post-merger company disposing of a portion of the radio spectrum.

In Argentina, in May 2004 Telefonica and the Argentine government signed a memorandum of understanding which established the freezing of basic telephony rates through December 31, 2004, and the implementation of social plans, and ratified the stability of the contracts for tax purposes. The Public Emergency Law was extended to cover the period through December 2005, as a result of which the Executive's exceptional powers were maintained, and the period in which the government can renegotiate its contracts was extended through that same date.

2004 brought a rate readjustment in wireline telephony in Brazil, which gave rise to an average increase of 15.99%. Also, the Brazilian regulatory and antitrust authorities approved the joint venture of Telefonica Moviles and Portugal Telecom.

In Chile, the new wireline telephony ratemaking framework for 2004-2009, which will be applied retroactively from May 5, 2004, is currently pending completion, whereas the new wireless telephony ratemaking framework for the same period came into force in 2004. In February 2004 the regulations governing rate flexibility were approved, thus permitting the launch of specific plans for various customer segments. No decision has yet been handed down on the appeal filed by the Group against the Chilean Ministry of Economy and Finance in connection with the 1999-2004 Rate Decree.

In Peru, a new productivity factor applicable to the wireline telephony rate review mechanism was approved. This mechanism will remain in force through August 2007. On June 9, 2004, the Ministry officially notified Telefonica of its decision not to renew the Concession Contract for an additional five-year period, thus limiting to 2019 the term of Telefonica de Peru's operating license.

Share performance

For the second consecutive year, the international stock markets recorded rises, with overall appreciation of over or close to 10%, underpinned by solid economic growth and two-digit

Telefonica
--------------------------------------------------------------------------------

increases in corporate earnings. Against this backdrop, the Telefonica share price rose by 19.1% in 2004, nearly double the gain recorded by the European telecommunications industry (11.9%).

This sound Telefonica share performance was due to several factors, including most notably the successful combination of growth and profitability, the steady progress made in operations, the attractive stockholder remuneration policy, the improved trend in 2004 in the Latin-American economy, the Group's robust financial position and the favorable opinion of the main investment banks. At 2004 year-end, the stock-market capitalization of the Telefonica Group amounted to (euro)68,689 million (US$ 93,097 million), placing it in fourth place in the world ranking of telecommunications operators, superseded only by Vodafone ((euro)131,059 million), Verizon ((euro)82,761 million) and Deutsche Telekom ((euro)69,893 million).

INFORMATION ON THE LINES OF BUSINESS

Wireline telephony in Spain

In 2004 the results of the Telefonica de Espana Group were obtained within the framework of a new corporate structure, following the inclusion of the management and earnings of Telefonica Data Espana and Telefonica Soluciones in the Parent Company, Telefonica de Espana.

The operating revenues of the Telefonica de Espana Group amounted to
(euro)10,955.8 million in 2004, representing growth of 2.4% with respect to the previous year. The revenues of the Parent Company Telefonica de Espana (Telefonica de Espana, Telefonica Data Espana, Telefonica Soluciones and Telefonica Soluciones Sectoriales) totaled (euro)10,491.2 million, up 2.1% on 2003. This growth was due to the increased contribution of the Internet and broadband business to total revenues, with year-on-year growth of 34.2%, which, combined with the good performance of the wholesale and data and solutions services, counterbalanced the decrease in the traditional services associated with the voice business, the revenues of which fell by 2.5% with respect to the figure for 2003.

The operating expenses of the Telefonica de Espana Group amounted to
(euro)6,019.0 million, a fall of 0.5% in year-on-year terms. This net decrease arose chiefly as a result of the 9.3% reduction of personnel expenses due to voluntary severances under the labor force reduction plan (ERE 2003-2007) and, with an opposite effect, the increase in expenses relating to procurements and outside work, supplies and services, which was a direct result of the Group's commercial drive in 2004 and the substantial development of broadband services.

2,417 Telefonica de Espana employees left in 2004 under the 2004 labor force reduction plan. By contrast, job creation focused on the commercial divisions and on the strengthening of the Solutions business, resulting in a headcount of 35,045 people at the Parent Company Telefonica de Espana, 2,014 fewer than in 2003. The productivity ratio was 566.0 equivalent lines per employee (50.6 lines per employee more than the previous year).

As of December 31, 2004, the Telefonica de Espana Group's EBITDA stood at
(euro)5,054.5 million, a year-on-year increase of 6.1%, giving rise to an EBITDA margin of 46.1%, up 1.6 percentage points on the figure for 2003. At 2004 year-end, net income amounted to (euro)1,112.1 million.

Investments in property, plant and equipment and in intangible assets totaled
(euro)1,207.5 million, 18.4% less than in the previous year, evidencing the Group's major drive to rationalize investments based on profitability and optimization criteria.

In operating terms, the equivalent lines in service numbered to 19.8 million at 2004 year-end (year-on-year growth of 3.8%), due chiefly to the sound performance of ADSL, which grew by 50%. Also, the loss of traditional lines (BTS and ISDN Basic Access) slowed again in 2004 thanks to the drive to secure new connections and to contain the number of disconnections.

Telefonica
--------------------------------------------------------------------------------

Preassigned lines totaled 2.4 million, virtually the same figure as that recorded for the previous year.

At 2004 year-end, the number of loops leased by Telefonica de Espana's competitors comprised over 78,000 fully unbundled lines and 37,700 shared lines, the highest growth being shown by the latter option.

The volume of traffic through the network totaled 123,000 million minutes in 2004, down by 6.7% from 2003. Outgoing voice traffic fell by 10.9% and there was a sharp reduction in the number of minutes used for Internet access due to cannibalization by the ADSL broadband services. By contrast, incoming traffic increased with respect to 2003.

In 2004 the Group launched a major commercial drive aimed at slowing the fall in voice services. Particularly successful in this connection were the free connection campaigns (238,000 connection requests) and the so-called combined plans (planes combinados) - an offer integrating the monthly line rental charge with flat- and semi-flat rates for voice consumption - which, since their launch at the end of 2003, have resulted in the subscription of 1.1 million plans.

The Internet and broadband services, spearheaded by the commercial roll-out of ADSL and backed by the campaign launched in October and November to double access speed, contributed highly substantial results to the Group. The good performance of the ADSL services is reflected by the 2.5 million connections achieved by Telefonica de Espana at 2004 year-end, of which 1.6 million relate to retail ADSL. In addition, in order to facilitate the expansion of this service, new "ADSL a tu medida (ADSL to suit you)" access formats were launched, which make it possible to respond to customers' needs in a more flexible manner. The services providing added value to the retail ADSL offering are experiencing strong growth, with nearly 1.2 million services marketed to date.

A milestone in the Group's efforts to foster the development of broadband services was the launch at the end of 2004 of Imagenio, a service which enables users to simultaneously receive high-definition television, a la carte video and music, high-speed Internet access, and telephone, fax messenger and video conference facilities.

Lastly, notable developments in 2004 in the Data and Solutions business were the migrations from traditional technologies to IP-ADSL, the ramp-up of systems outsourcing services and the growth in management and solutions services.

Telefonica Latinoamerica

Management of the Telefonica Latinoamerica Group was conditioned in 2004 by the 10.1% fall of the U.S. dollar with respect to the euro, which triggered the depreciation of all Latin-American currencies against the euro.

The Group's operating revenues amounted to (euro)6,883.4 million at 2004 year-end, representing 2.1% growth with respect to the previous year. Disregarding the exchange rate effect, the year-on-year growth would be 7.5%, attributable mainly to Telesp and TASA. By contrast, the Chilean wireline operator reported a drop in revenues at year-end due to the strong competition from wireless telephony, and Telefonica del Peru's revenues fell as a result of the rate reduction.

At 2004 year-end, EBITDA amounted to (euro)3,141.0 million, up 1.3% on 2003 (6.8% disregarding the exchange rate effect). Net income rose by 44.4% from
(euro)558.5 million in 2003 to (euro)806.6 million.

The investments in property, plant and equipment and in intangible assets, which totaled (euro)769.2 million, included most significantly the investments made in broadband technology.

Telefonica
--------------------------------------------------------------------------------

At 2004 year-end, Telefonica Latinoamerica was managing a total of 21.4 million wireline telephony lines, 2.5% more than in 2003, due mainly to the increase in the number of lines managed at TASA and Telefonica del Peru. The growth recorded at the Argentine subsidiary hit an all-time high in 2004, influenced by the clean-up of lines at the end of 2003 and burgeoning demand in 2004. At Telefonica del Peru there was a 9.5% increase in the number of lines due to the positive impact of the new rate plans.

As regards the broadband market, Telefonica Latinoamerica maintained its aggressive policy aimed at expanding its business through ADSL technology and surpassed the figure of 1.4 million users, an increase of 84.7% with respect to 2003.

In 2004 Telefonica Latinoamerica continued to adapt its operators to the new competitive environment by outsourcing activities. Noteworthy in this connection was the year-end headcount of 25,905 employees, including most notably the 4.7% reduction at Telefonica del Peru following the severance plan implemented in the course of the year.

The most salient matters relating to each operator are as follows:

In 2004 Telesp continued to implement its ADSL expansion plan and at year-end had 826,400 users, signifying year-on-year growth of 70.6%. The number of traditional lines in service totaled 12.5 million, up 1.3% on the figure for December 2003, due to the launch of new products targeting lower-consumption segments. Once again in 2004, Telesp improved its long-distance market shares, achieving 88.5% in the Intrastate Domestic Long-Distance market, 58.4% in the Interstate market and 51% in the International Long-Distance market.

Keeping the focus of its management efforts on achieving increased productivity, Telesp recorded a lines/employee ratio of 1,865, 4.1% higher than in 2003. Following the labor force restructuring process carried out last year, the number of employees remained stable in 2004.

The operator reported a 14.9% increase in operating revenues in 2004, due to the growth of its ADSL customer portfolio, the rate increase and the sound performance of the new businesses (SMP, long-distance from Sao Paulo and wireline-wireless traffic). However, expenses also rose as a result of a higher volume of business and the increase in contract prices, which are largely indexed to inflation. The good performance of revenues was reflected in Telesp's EBITDA, which grew by 7.4% with respect to 2003.

TASA, in the wake of the severe crisis that beset Argentina in 2002, consolidated in 2004 the recovery that had commenced in 2003. This recovery is reflected in the good performance of line demand which, together with the decrease in disconnections following the clean-up of the existing lines in 2003, enabled TASA to increase the number of lines in service by 3.8% to 4.3 million. The significant increase (9.9%) in total traffic was due to a large extent to the rise in prepaid traffic. TASA also continued with the major expansion of its ADSL business, which grew exponentially in 2004 to reach nearly 190,000 lines, thus bolstering its position as market leader.

The upward trend in the main operating parameters enabled TASA to achieve a 10.6% year-on-year increase in total revenues, despite the fact that rates had been frozen since January 2002. In addition, the operator continued to implement the cost rationalization and control policy adopted following the 2002 crisis, as a result of which it reported 11.2% EBITDA growth. A notable development in 2004 was the effective management of bad debts, achieved mainly through the launch of prepaid and consumption control products. Lastly, TASA increased productivity, its lines/employee ratio rising by 5.5% in the year to 558 lines.

CTC's earnings were hit (revenues fell by 6.2%) by the substantial growth of the wireless market, which resulted in a severe cannibalization of the wireline telephony business, and by lower wireline-wireless rates. Although traffic figures fell considerably, the number of lines in

Telefonica
--------------------------------------------------------------------------------

service grew by 0.4% to 2.4 million, boosted by the launch of the "minutes plans" following the approval of rate flexibility. In the prepaid business, CTC continued to launch new products and services that are better adapted to the needs and profiles of its customers. The cost containment policies, which proved to be the order of the day in 2004, made it possible to keep the fall in EBITDA in check (-3,6%). Broadband users, one of the main sources of business, numbered over 200,000 in 2004, enabling CTC to retain its position as market leader.

Telefonica del Peru continued to market the rate plans launched by it in March 2003 in response to the draft bill for the elimination of the basic monthly subscription charge (this bill was subsequently adjudged to be unconstitutional). It ended the year with 639,770 migrations and 576,146 new connections; consequently, at 2004 year-end the number of lines under plans accounted for 50.4% of total lines, as compared with 36.6% in 2003. Once more in 2004, the long-distance business was hit by aggressive competition, which led to a significant reduction of the average rate, and by the requirement established by the regulatory body to provide customer information to the other long-distance operators. Broadband performed well throughout the year, doubling the number of users to more than 205,000 lines. Although operating revenues fell by 1.1%, EBITDA grew by 0.9% as a result of the cost containment policy.

Telefonica Empresas America (TEA), which focuses its activities on the corporate segment, is present in Brazil, Argentina, Chile, Peru, Colombia, Mexico and the United States. In 2004 it consolidated its improved efficiency, which was accompanied by solid growth. Operating revenues amounted to (euro)467.7 million, up 5.4% on 2003 (11.2% disregarding the exchange rate effect). EBITDA grew by 71.5% (79% before the exchange rate effect) to (euro)54.3 million.

In 2004 TIWS made further progress toward achieving profitability and growth, ending the year with EBITDA of (euro)50.1 million, as compared with (euro)17.8 million in 2003. This improvement was underpinned by increased revenues, which totaled (euro)158.0 million (representing 21.2% growth in constant currency terms), accompanied by an optimization of resources, which led to a decrease of 2.4% in operating expenses.

Cellular telephony

As mentioned earlier in the "International Expansion" section, the most notable development in 2004 was the acquisition of BellSouth's ten wireless telephony operators in Latin America (the related agreement was entered into in March 2004, and the acquisitions were completed in October 2004 and January 2005). As a result, Telefonica Moviles consolidated its leading position in the region, strengthening its presence in certain key countries in which it already operated (Argentina, Chile and Peru), and, at the same time, secured a significant position in high-growth markets in which it was not previously present (Venezuela, Colombia, Ecuador and Uruguay) and attained a substantial critical mass in Central America (Guatemala, El Salvador, Panama and Nicaragua).

The operating revenues of the wireless telephony business amounted to
(euro)12,054.1 million, up 15.6% on 2003. The adjusted year-on-year variation, assuming constant exchange rates and excluding changes in the scope of consolidation, would be an increase of 12.8%, due mainly to the growth of the customer base.

By geographical area, the operating revenues of Telefonica Moviles in Spain rose by 9.3%, boosted by 12% growth in traffic. Data ARPU (average monthly revenue per user) was (euro)4.3, featuring an increased contribution from GPRS services (mainly connectivity with Internet and Intranet access, content, downloading of games and applications). Operating revenues in Latin America showed year-on-year growth of 33.4% (22.8% in adjusted terms), due mainly to the sharp increase in the number of lines in Mexico and Argentina.

Operating expenses amounted to (euro)7,381.9 million, up 25.5% on 2003. In Spain, Telefonica Moviles incurred higher expenses for procurements (more commercial measures and increased

Telefonica
--------------------------------------------------------------------------------

expenses for interconnection with other wireless operators) and outside services (advertising and terminal support expenses). Similarly, in Latin America there was a rise in procurements and outside services expenses due to the increased commercial activity in Mexico, Argentina and Brazil.

EBITDA rose by 3.8% from (euro)4,581.9 million in 2003 to (euro)4,755.0 million in 2004. Adjusted EBITDA growth would be 2.0%. Operations in Spain accounted for 88.4% of the EBITDA of the wireless telephony business, 6.6% more than in 2003. Adjusted EBITDA from operations in Latin America would be down 2.8% on the figure for 2003, due to higher losses in Mexico and the lower EBITDA in Argentina resulting from the increase in commercial activity.

At 2004 year-end, net income amounted to (euro)1,620.4 million, up 1.6% on 2003.

Investments in property, plant and equipment and in intangible assets in the wireless business totaled (euro)1,665.2 million, up 26.4% on 2003. This rise in expenditure was due mainly to increased investment, both in Brazil (to deploy an enhanced version of the CDMA network and to increase its capacity and coverage), in Argentina (to develop the GSM network) and in Spain (investment in the UMTS network).

In operational terms, the number of customers managed increased by over 22.4 million, representing year-on-year growth of over 43%, due mainly to the acquisition of the BellSouth operators. The Group ended 2004 with more than 74 million customers managed, as compared with the 52 million at 2003 year-end.

Telefonica Moviles Espana has 18.9 million customers and a 48.5% market share. In view of the increasing trend in the Spanish market for second lines and shared lines to ultimately become inactive, and in order to more accurately monitor the basic ratios of the business and the actual contribution of customers to the generation of revenues, Telefonica Moviles Espana decided, effective from April 1, 2004, to exclude 1.3 million inactive prepaid SIM cards from the calculation of its declared number of lines.

As of December 31, 2004, Vivo had 26.5 million customers in Brazil, 28.5% more than in December 2003, with an estimated average market share in its areas of operations of 50.9%. Telefonica Moviles Mexico clearly strengthened its competitive position, increasing its number of clients from 3.5 million in 2003 to 5.6 million in 2004, and attaining a market share of 14.5%, as compared with
11.2 % in December 2003.

The eight BellSouth operators whose acquisition was completed in October totaled 11 million customers at 2004 year-end. The number of customers of the BellSouth operators in Argentina and Chile, the acquisition of which was completed in January 2005, was 3.8 million.

The Spanish market was characterized by increasing maturity and a significant change in the competitive environment, featuring strong commercial pressure from the other two operators, in particular in the area of portability, which prompted Telefonica Moviles Espana (TME) to step up its commercial drive in terms of both customer attraction and loyalty-building. TME focused its efforts on higher-value and high-growth potential segments, thus enabling it to maintain its leading position in the Spanish market.

In May 2004 Telefonica Moviles Espana commenced marketing of the first UMTS videotelephony services to appear in the Spanish market. At the same time, it opened up the possibilities of its wireless connectivity service "Oficin@ MoviStar UMTS/GPRS" (launched in November 2003) to the residential market. At the end of 2004, TME, with 3,800 base stations, was spearheading the deployment of UMTS technology in Spain.

The behavior of the main Latin-American markets was highly dynamic in 2004, the result of increasing competitive pressure and the stability of the region's macroeconomic environment,

Telefonica
--------------------------------------------------------------------------------

which led to a significant rise in business activity and to solid year-on-year growth in the number of customers.

Particularly noteworthy in this connection is the substantial expansion of the Brazilian market, in which Vivo still ranks as market leader despite the growing commercial aggressiveness of its competitors. Also worthy of mention is the investment made by Vivo to increase the capacity of its networks in response to the greater demand resulting from growth in its customer base and to enable it to evolve toward an enhanced version of its current CDMA network.

In Mexico, Telefonica Moviles made significant progress in both the enhancement of the capillarity and efficiency of its distribution channel and the deployment of its GSM network, whose coverage as of December 2004 reached a population representing 77% of the country's GDP. Also, in the second half of the year Telefonica Moviles Mexico announced the implementation of EDGE technology in its GSM network, as a result of which it can offer the most advanced broadband wireless service in the Mexican market, thus confirming its position as Mexico's second operator.

The marked dynamism witnessed in other markets such as Argentina and Chile was triggered by heightened commercial activity by all the operators and the deployment of GSM networks. Thus, as of December 2004, Telefonica Moviles had
3.4 million customers in Argentina and 3.3 million in Chile.

Internet

In 2004 the Terra Networks Group's operating revenues amounted to (euro)539 million: 44% related to access subscriptions, 23% to communications, portal and content services, 22% to advertising and e-commerce and the remaining 11% to other revenues. Revenues, which were affected by the change in the scope of consolidation following the sale of the shares of Lycos, Inc. in early October 2004, fell by 1.1% with respect to 2003. Disregarding this effect and the impact of exchange rate fluctuations, the growth of the Group's revenues would have been 8%.

Noteworthy as regards access was the extension and improvement of the broadband services, in particular the doubling of the access speed of the ADSL service in both Spain and the Latin-American countries. In Spain, the Group's commercial drive focused on the sale of the 14-hour "ADSL Home" and the 24-hour "ADSL Plus" products. The ADSL business also experienced significant growth in Brazil, where the Group continues to head the market with a market share of over 50%.

The cost containment drive, which led to a steady improvement in earnings, made it possible to record positive EBITDA in all four quarters, and the Group finished the year with EBIDTA of (euro)21 million.

As of December 31, 2004, the Terra Networks Group had 6.3 million pay subscribers (including both access and value-added services), an increase of 25% with respect to the previous year. Total pay access subscribers numbered 1.8 million, 9% more than the figure for 2003 year-end. Worthy of mention is the 66% increase in broadband (mainly ADSL) customers to 1.1 million, of which 68% relate to Brazil, 18% to Spain and 12% to Chile. Value-added service customers grew by 33% to 4.5 million, 3.2 million of which are customers obtained from the alliance with Telefonica.

The Group reported net income of (euro)164 million in 2004, as compared with a net loss of (euro)173 million in 2003.

Telefonica
--------------------------------------------------------------------------------

Directories

At 2004 year-end, the earnings of the directories line of business set up by the TPI Group and Telinver (the Group's subsidiary in the directories business in Argentina) showed a substantial improvement on those for the previous year.

Operating revenues amounted to (euro)628.1 million, representing growth of 6.6% (7.7% excluding the exchange rate effect). This increase was obtained mainly in Spain, where both the traditional directories business and the telephone information business performed well. This, combined with the containment of costs, made it possible to report EBITDA of (euro)215.2 million, up 16.9% on 2003 (17.8% disregarding the exchange rate effect). Net income amounted to
(euro)112.6 million, 26.9% higher than in 2003.

The advertising business contributes 86% of TPI's total revenues. Although relatively speaking the most significant business is publishing, other lines are steadily gaining in importance, above all the Internet, which already accounts for 6.0% of advertising revenues. A notable feature of 2004 was the good performance of the telephone business, which consolidated its position following the launch in Spain in 2003 of the 11888 service, achieving growth of 94.8% in telephone traffic revenues.

TPI's strategy is based on three main concepts:

* Endeavor to achieve innovation in both new businesses and the launch of new products. Examples of this in Spain are the consolidation in the telephone information market, the launch of the first Hospitality Guide and the publication of six new pocket guides (which are already published in 15 different locations). Furthermore, once the viability of the initiatives developed in Spain has been analyzed, they are exported to Latin America.

As regards process innovation, work is currently under way on the implementation of a CRM (Customer Relationship Management) system in the commercial area. This system will enable TPI to gain a better knowledge of its advertisers and to adapt its product offering to suit their needs. In addition, a project is being carried out to optimize the Group's production systems by combining production of the publishing product in two centers, one in Spain and another in Latin America.

* Eminently commercial organization focusing on building customer royalty and attracting new advertisers: over 70% of the labor force perform duties of a commercial nature. Spain has an extensive sales force devoted to the traditional businesses and other teams of employees specializing in the sale of new products and services. In Latin America, a similar commercial organization and similar work procedures have gradually been implemented, without overlooking the idiosyncrasies of each country.

* Achievement of excellence in its activities with a view to obtaining increased returns on the traditional lines and consolidating the new businesses.


Call centers

In 2004 the Atento Group's operating revenues amounted to (euro)611.7 million, an increase of 24.1% with respect to 2003 (28.4% disregarding the exchange rate effect), due to the burgeoning growth of business, mainly in Spain, Brazil and Mexico, and to the sound trend of the transactions with BBVA following its entry into Atento's stockholder structure. Spain and Brazil continue to account for the highest proportion of the Atento Group's revenues, contributing 39% and 32%, respectively. It should also be noted that the percentage contribution of non-Telefonica Group customers to Atento's total revenues continued to increase (44% in 2004 compared with 39% in 2003).

Telefonica
--------------------------------------------------------------------------------

Atento continues to focus on the search for higher value-added services to enable it to differentiate its offering from those of its competitors, featuring recognized quality processes that will lead it to obtained improved margins.

The Atento Group's operating expenses rose by 22.2% due mainly to the increase in operations. However, the ratio of operating expenses to revenues fell by 1.2 percentage points to 85.2% as of December 31, 2004. This behavior was the result of the cost control drive launched in 2003, mainly with respect to overheads, which led to an increase in the ratio of tele-operator personnel to general line personnel from 32.5% in 2003 to 34.5% at 2004 year-end. This, combined with the good progress of operations, gave rise to EBITDA of (euro)90.8 million, up 36.6% on the figure for 2003 (44.3% disregarding the exchange rate effect).

This consolidation of its operations enabled the Atento Group, for the first time since its formation, to report net income of (euro)18.2 million in 2004.

At 2004 year-end Atento had a network of over 40 call centers, with 30,566 customer service stations and a total headcount of 74,829 employees, signifying the creation of 20,500 jobs in 2004.

The salient events in 2004 included the consolidation of transactions with BBVA following its entry into Atento's stockholder structure, the increase in operating income despite the highly aggressive price scenario, and the provision of services to customers on a supranational scale.

Media and Content

In 2004 this line of business continued with the policy of divestment of non-strategic assets first implemented in 2003. In this connection, Telefonica de Contenidos sold the ownership interests held by it in the movie producer Lolafilms, the Venezuelan record company Rodven, the UK Pearson Group and the thematic channel producer Mediapark. It also entered into agreements for the sale of the Argentine radio networks Radio Continental and Radio Estereo, which are conditional upon approval by the Federal Radio and Television Commission.

At 2004 year-end, the consolidated operating revenues of the media and content business units totaled (euro)1,219.1 million, a fall of 11.6% compared with the
(euro)1,378.5 million recorded at 2003 year-end. EBITDA amounted to (euro)182.6 million, down 13.2% on the figure for 2003. This decrease was due chiefly to the change in the scope of consolidation, since the ownership interest held by the Group in Antena 3 was fully consolidated for the first six months of 2003 (until the sale to the Planeta Group of a 25% holding). The contribution of Antena 3 to 2003 consolidated revenues and EBITDA was (euro)309.8 million and (euro)51 million, respectively. The effect of this reduction in the consolidated Group was partially offset by the good earnings performance of Endemol and ATCO.

The Endemol Group reported revenues of (euro)1,033.7 million in 2004, representing growth of 13.1%. EBITDA amounted to (euro)180.9 million, up 9.9% on 2003. This sound performance was achieved solely through organic growth, mainly in the more competitive markets such as the U.S. and the U.K., where Endemol increased its billings significantly.

The Endemol Group is continuing to implement its revenue diversification policy, both geographically and in terms of formats. Accordingly, it commenced operations in new markets such as Chile, where in 2004 it operated for the first time through one of its subsidiaries, and it increased its ownership interests in Palomar (Italy) and Southern Star (Australia). In addition, it is continuing to invest a portion of its funds in the development of various formats that can be exploited in on different platforms (such as development of Java-format games, merchandising, telephone calls, SMS messages and the marketing of content on the Internet).

Telefonica
--------------------------------------------------------------------------------

ATCO also displayed a significantly improved earnings performance with respect to the previous year. Revenues totaled (euro)90.5 million, representing growth of 38%, disregarding the exchange rate effect, and EBITDA amounted to (euro)14.8 million, as compared with the (euro)4.9 million recorded at 2003-year end.

Earnings

Consolidated income

When analyzing the year-on-year variations, it should be noted that they are affected by the changes in the scope of consolidation, the most significant of which were as follows: in 2003, the exclusions of Antena 3 (effective from July
2003), Atento Japan (June 2003) and Euroleague (November 2003) and the inclusions of TCO (from May 2003), POSA (November 2003) and One Travel (April
2003); and, in 2004, the exclusions of Lycos (October 2004) and Lola Films (August 2004) and the inclusion of eight of the BellSouth operators, effective November 1.

The operating revenues of the Telefonica Group amounted to (euro)30,321.9 million, representing a year-on-year increase of 6.8%. This growth is a reflection of the solid operating performance and the sustained expansion of the customer base resulting from the commercial drive, which was stepped up in 2004 in all lines of business. This upward trend in revenues offset the increased operating expenses associated with the commercial drive, giving rise to EBITDA of (euro)13,215.4 million, up 4.9% on 2003.

Operating income grew by 14.3% as a result of the aforementioned rise in EBITDA and of the 4.7% reduction in the depreciation and amortization expense, affected by the containment of investments in recent years as part of the Group's policy of reducing the volume of assets in order to simplify the Group's production structure and increase the profitability of its businesses.

The net share in the losses of associated companies, which amounted to
(euro)56.1 million, was due mainly to the exclusion from consolidation in 2003 of the holdings in Via Digital and Audio Visual Sport, and to the reduction in the loss incurred by Medi Telecom.

The net financial loss for the year amounted to (euro)1,183.8 million. As indicated below, if this financial result is considered net of the effect of the appreciation of the Argentine peso and of the repayment in 2003 of the debt denominated in U.S. dollars, the period expense in this connection is reduced by 19.8%.

The goodwill amortization expense in 2004 was similar in overall terms to that recorded in the previous year ((euro)433.5 million in 2004 compared with (euro)444.1 million in 2003). The increases in the goodwill amortization balance in 2004 relate most notably to the increase in 2004 in the holding in Portugal Telecom, to the acquisition of the Bellsouth operators and to the investment in Sogecable acquired in 2003 that was held throughout 2004. The most noteworthy decreases in goodwill amortization in 2004 with respect to 2003 relate to the effect of the sale of the holding in Lycos in 2004 and of that in Antena 3 de Television in 2003, and to the allocation to intangible assets at 2003 year-end of the goodwill that arose on the ownership interest in Telefonica Moviles Mexico.

The net extraordinary loss in 2004, which amounted to (euro)1,165.7 million (6.7% less than in 2003), included most notably the effect of the early amortization of goodwill ((euro)111.1 million) and the period preretirement and retirement provisions recorded at the Group as a whole ((euro)908.0 million).

The positive trend in operating and nonoperating earnings enabled the Group to report net income of (euro)2,877.3 million, representing year-on-year growth of 30.6%.

Telefonica
--------------------------------------------------------------------------------

Revenues


Operating revenues amounted to (euro)31,177.9 million, up 6.7% on 2003.

By item, net sales and services, which accounted for more than 97% of total operating revenues, amounted to (euro)30,321.9 million, with year-on-year growth of 6.8%, or 8.3% in adjusted terms3. The greatest contributions to consolidated operating revenues were made by the Wireless Business (35%), the Telefonica de Espana Group (34%) and Telefonica Latinoamerica (22%).

The operating revenues of the Wireless Business amounted to (euro)12,054.1 million, up 15.6% on 2003 (12.8% in adjusted terms), due to increased handset sales resulting from the growth in the customer base and to higher service revenues. Spain accounted for 68% of revenues and Latin America for the remaining 32%.

The operating revenues of the Telefonica de Espana Group totaled (euro)10,955.8 million, 2.4% higher than in 2003, due to the sound performance of wholesale and retail broadband services, which offset the fall in voice traffic revenues.

Operating revenues at Telefonica Latinoamerica amounted to (euro)6,883.4 million, up 2.1% on 2003 (7.5% at constant exchange rates). This growth is mainly attributable, at Telesp, to the development of the broadband services and the rate increase and, at TASA, to the pick-up in demand and improved operating variables. Telefonica Empresas America, which strengthened and consolidated its market position in 2004, also contributed to revenue growth.

Expenses

Operating expenses amounted to (euro)17,962.5 million, with year-on-year growth of 8.1% (adjusted growth of 9.8%), due mainly to the performance of the Wireless Business, in which commercial activity was intense in 2004.

Procurement expenses grew by 17.4% with respect to 2003 year-end to reach
(euro)7,525.7 million. This increase was chiefly attributable to the rise in wireless handset purchases resulting from heightened commercial activity, to higher interconnection expenses at Spanish and Latin-American wireline telephony operators, and to the increase in purchases of equipment for the deployment of ADSL services.


Outside services expenses totaled (euro)5,082.5 million, 11.5% higher than in 2003. 2004 was characterized by the intense commercial activity of all the Telefonica Group's lines of business, most notably the Wireless Business, whose expenses rose sharply due to the funds invested by it in attracting new customers and in building the loyalty of its existing customer portfolio. With regard to the wireline operators, the rise in outside services expenses related mainly to increased commercial deployment and to higher line maintenance costs resulting from the expansion of the ADSL service.

The Group's personnel expenses totaled (euro)4,411.8 million, a decrease of 4.9% with respect to 2003, influenced by the Telefonica de Espana labor force reduction plan for 2004, which affected 2,417 employees. As of December 31, 2004, the Telefonica Group's headcount was 173,554 employees, 17% higher than that of the preceding year, due mainly to the increase in operations at Atento, which led to the creation of 20,500 jobs, and to the inclusion in December 2004 of the personnel of the BellSouth cellular operators, which had a headcount of 7,000 employees.

Noteworthy in connection with the other operating expenses was the significant decrease in the

---------
3 Adjusted variation: eliminates the impact of exchange rate fluctuations and variations in the scope of consolidation.

Telefonica
--------------------------------------------------------------------------------

period provision for bad debts in 2004 as a result of the greater control exercised over delinquency in Spain and Latin America.

EBITDA and Operating income

As a result of the aforementioned variations in revenues and expenses, EBITDA amounted to (euro)13,215.4 million at 2004 year-end, a 4.9% increase with respect to 2003, representing adjusted growth of 6.0%.

Consolidated operating income stood at (euro)7,235.2 million, up 14.3% on the figure for 2003 (15.5% adjusted growth). This substantial year-on-year increase arose as a result of the growth in Ebitda and the good performance of the depreciation and amortization expense, which fell by 4.7%, due mainly to investment rationalization.

Investment activity

In 2004 the Telefonica Group recorded intangible asset and property, plant and equipment additions of (euro)3,768.1 million, 1.7% more than in 2003. This growth was due basically to the increased investment drive in the Wireless Business and Telefonica Latinoamerica. The largest increase in expenditure was that of the wireless telephony business, which had to make greater investments both in Brazil, to evolve toward an enhanced version of the CDMA network and to increase its capacity and coverage; in Spain, to invest in the UMTS network; and in Argentina and Mexico, to deploy the GSM network.

Investments at Telefonica Latinoamerica rose in 2004, principally at TASA and Telefonica del Peru, mainly as a result of the increased expenditure required to deploy the broadband services.

In 2004 Telefonica de Espana continued to implement the policy of shifting the Company's focus toward broadband by stepping up the deployment of ADSL technology and devoting greater resources to the growing Internet and multimedia businesses, without neglecting the needs of its traditional business. Despite the investment drive in broadband, the reduction of unit costs and the rationalization of investments (re-use of vacant infrastructure, process redesign, etc.) enabled Telefonica de Espana to significantly reduce its investments with respect to 2003.

The investment rationalization and optimization drive launched in recent years at the Group's other lines of business continued in 2004.

Investments in property, plant and equipment totaled (euro)3,174.1 million, representing an increase of 9.5%, whereas those in intangible assets amounted to
(euro)594.1 million, a fall of 26.3% with respect to 2003.

Long-term investments, which amounted to (euro)157.5 million, included most notably the increase in the holding in Portugal Telecom.

Innovation and R&D

The Telefonica Group regards innovation as one of the pillars on which its future transformation will be based. This strategy underlines the role of innovation as a key tool with which the Group can attain a sustainable competitive edge, such as the ability to preempt market trends and to differentiate its products, by introducing new technologies in the new products and services it develops and by including Communication and Information Technologies (CITs) in its business processes. The ultimate aim pursued is to become a more effective, efficient, flexible and customer-oriented enterprise.

To this end, Telefonica has established a New Technological Innovation Model, which, implemented through Telefonica I+D, lays the foundations for the closer alignment of technological innovation with the Group's strategy. The New Model also promotes cooperation

Telefonica
--------------------------------------------------------------------------------

with other Group stakeholders, which will become its "technological allies" (customers, public authorities, suppliers, business allies, etc.).

In 2004 Telefonica invested (euro)2,398 million in technological innovation. Within the framework of its investment rationalization process, Telefonica continues to increase each year the percentage of investments targeted at new businesses.

As regards the means of obtaining innovative solutions, Telefonica continues to consider that achieving the differentiation of its products with respect to its competitors and a better market positioning cannot be based solely on acquired technology. It is necessary to foster in-house research and development activities to guarantee this differentiation and to drive forward other innovation activities. In 2004 the Telefonica Group's investments in R&D activities amounted to (euro)461 million (1.5% of its revenues).

Most of the R&D activities are undertaken by Telefonica Investigacion y Desarrollo, a wholly-owned investee of Telefonica, which works principally for the Group's lines of business. In performing its functions, it receives the assistance of other companies and universities. The driving force behind the Group's innovation, Telefonica I+D has the two-fold task of developing the solutions that Telefonica requires and identifying the emerging technological options that could have a significant impact on its businesses.

In 2004 Telefonica I+D formed a new company in Mexico to share, together with Telefonica Pesquisa e Desenvolvimento, a Telefonica I+D subsidiary based in Sao Paulo, the mission of supporting the technological innovation of the Group companies operating in Latin America. In addition, Telefonica has embarked upon the creation of a new R&D center in Andalusia, which will supplement the activities currently being performed at the centers in Barcelona, Huesca, Madrid and Valladolid.

The R&D projects undertaken in 2004 by the Telefonica Group targeted profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of the new markets and technological leadership. These projects have played a central role in Telefonica's strategy to create value - through broadband communications and services and wireless data and multimedia services that harness the emerging potential of both UMTS and the latest wireless handsets- and to develop and enhance commercial management systems and networks and services.

Also, in 2004 the Group conducted applied R&D activities, aimed more at the medium and long term, in order to detect, understand, develop and apply - using advisory services, strategic studies, technological monitoring activities and experimental development projects- any issues, particular features, opportunities and above all technologies that will have an effect on the future performance of the Group's various lines of business. These applied R&D activities, which involve extensive participation in European R&D projects promoted and financed in part by the EU, constitute the main reason why Telefonica is the foremost Spanish company in terms of participation in projects of this kind.

Financial earnings

Net financial expenses totaled (euro)1,183.8 million in 2004, including a loss of (euro)10.6 million due to the depreciation of the Argentine peso. Disregarding this effect, the financial loss for 2004 amounted to (euro)1,173.2 million, down 19.8% on the comparable figure for 2003 ((euro)1,462.6 million), which does not include the gains of (euro)134.4 million and (euro)267.5 million, respectively, resulting from the appreciation of the Argentine peso and from the repayment of the debt denominated in U.S. dollars, events which occurred in 2003.

The free cash flow generated by the Telefonica Group in 2004 amounted to
(euro)6,507.0 million, of which (euro)1,924.2 million were used for the payment of dividends by Telefonica S.A., (euro)5,534.5

Telefonica
--------------------------------------------------------------------------------

million were earmarked for financial investments (net of real estate divestments) and (euro)697.2 million were used to settle commitments acquired by the Group, derived mainly from the labor force reduction plans. Consequently, the free cash flow after dividends, which to a large extent explains the increase in the net financial debt, amounted to (euro)1,648.9 million.

Financing

The Telefonica Group's net debt rose by (euro)1,746.9 million from
(euro)19,235.3 million at 2003 year-end to (euro)20,982.2 million as of December 31, 2004. This increase was largely attributable to the free cash flow after dividends of (euro)1,648.8 million. Also, the net debt increased by (euro)321.4 million due to variations in the scope of consolidation and other effects on financial accounts; however, this rise was largely offset by a reduction of
(euro)223.4 million due to the impact of exchange rate fluctuations on the debt not denominated in euros.

The main financing transactions in 2004 were as follows:

On July 6, 2004, Telefonica arranged a syndicated loan of (euro)3,000 million with several Spanish and foreign banks. This syndicated loan matures in five years (on July 6, 2009) and bears interest of EURIBOR/LIBOR plus a spread that will be based on the Company's credit rating. The commitments and obligations of the parties are those ordinarily assumed in syndicated financing transactions. Banco Bilbao Vizcaya Argentaria, S.A. and Caja de Ahorros y Pensiones de Barcelona ("La Caixa") acted, together with other institutions, as underwriters and lead managers.

Also in July 2004, Telefonica Europe B.V. revalued the EMTN programme (registered on the London Stock Exchange with a limit of (euro)10,000 million).

On October 15, Telesp formalized a local bond program with a limit of 3,000 million Brazilian reais. This program, which is valid for a period of two years from that date, provides for the issue, up to the aforementioned amount, of commercial paper and local bonds, maturing at any date, with interest in reais at fixed rates, floating rates (CDI) or rates tied to other indices, for example inflation (GPI - M or CPI - A). On October 28, a first tranche of 1,500 million reais was used which, bearing interest at a floating rate (103.5% CDI), matures on September 1, 2010.

On November 26, 2004, Telefonica, S.A. and several branches of ABN Amro Bank N.V. entered into a credit facility agreement amounting to US$ 377.08 million, secured by the export credit agencies of Finland ("Finnvera") and Sweden ("EKN"), bearing fixed interest of 3.26% and with final maturity on November 15, 2010. This financing will cover up to 85% of the purchases of network equipment to be made by Telefonica Moviles Group companies from Ericsson and Nokia.

At the beginning of December, CTC Chile completed a public offering for the repurchase of its two series of Yankee bonds, for a final amount of US$ 182 million, thereby not only reducing its level of indebtedness by this amount but also decreasing its financial expenses in view of the high interest rate offered on these bonds with respect to current market conditions in Chile.

Similarly, CTC Chile renegotiated a US$ 200 million syndicated loan from several international banks, extending the maturity date to December 21, 2009, and reducing the applicable interest rate from Libor plus a spread of 1.125% to Libor plus a spread of 0.40%.

In 2004 Telefonica Europe continued to issue commercial paper under the ECP (Euro Commercial Paper) program secured by Telefonica, S.A. It launched short-term issues with maturities ranging from one week to 364 days. As of December 31, 2004, the ending balance of the outstanding issues under this program amounted to (euro)857.92 million (valued at issue price).

Telefonica
--------------------------------------------------------------------------------

Rating agencies

The credit ratings assigned to Telefonica's long-term debt by the main rating agencies, which underwent no changes in 2004, are as follows: A3 with a stable outlook from Moody's, a rating the Group has held since December 2, 2002; A with a stable outlook, since February 5, 2002, from Standard and Poor's;
and, lastly, A with a stable outlook, since August 9, 2002, from Fitch Ibca. The latest rating reviews performed by these agencies on March 8, 2004, July 9, 2004, and September 23, 2004, respectively, did not result in any changes to the ratings.

Subsequent to year-end, on January 27, 2005, Standard and Poor's ratified Telefonica's credit rating, albeit lowering the outlook classification from stable to negative.

Agreements entered into subsequent to December 31, 2004

In the period from December 31, 2004, through the date of preparation of these consolidated financial statements, the following events took place at the Telefonica Group:

BellSouth

The acquisition of all the shares owned by BellSouth in the Chilean and Argentine operators was performed on January 7 and January 11, 2005, thus completing the purchase of the Latin American operators from BellSouth.

The acquisition of BellSouth's Chilean operators was formalized on January 7, 2005. The corporate value of these companies under the share purchase agreement dated March 5, 2004, amounted to US$ 531.89 million. As a result of the company's net debt at the time of acquisition, the final purchase price was US$
405.50 million.

The acquisition of the Argentine companies which belonged to the BellSouth group was formalized on January 11, 2005. The agreed-upon corporate value of these companies amounted to US$ 988.36 million and the price finally paid, after deducting the company's net debt, was US$ 673.54 million.

The agreement entered into with BellSouth stipulates that, after the acquisition of these companies, Telefonica Moviles will perform various procedures to validate their cash and debt. If as a result of these procedures the debt and cash figures used in the calculation of the final share price at the closing date were found to be inaccurate, the purchase price could be increased or reduced in order to reflect the difference disclosed. Accordingly, the acquisition price might be adjusted slightly upwards or downwards as a result of the cash and debt audit currently under way.

Restructuring of Telefonica Holding de Argentina, S.A.'s debt

Telefonica Holding de Argentina S.A. has a debt to its majority stockholder, Telefonica Internacional, S.A., amounting to US$ 616 million of principal plus interest. Telefonica Internacional, S.A. has stated its intention to partially convert this loan into equity through a capital increase for an amount equal to the principal and related interest accrued through the date of the Stockholders' Meeting, translated to Argentine pesos at the closing buying exchange rate of Banco de la Nacion Argentina on the business day immediately preceding the date of the aforementioned Stockholders' Meeting (i.e. an amount of up to ARP 2,046 million), and through the issue at par of common registered class B shares of ARP 1 par value each, carrying one voting right each, for the same amount as the amount to be converted into equity. These shares will have the same dividend rights as the other shares outstanding at the issue date. Accordingly, the Board of Directors of Telefonica Holding de Argentina, S.A. resolved to hold a Special Stockholders' Meeting on February 15, 2005, to adopt a resolution on the aforementioned capital increase, which was approved at that Meeting.

Telefonica
--------------------------------------------------------------------------------

Capital increase at Telesp Celular Participacoes (TCP).

On October 8, 2004, TCP resolved to increase capital by approximately 2.05 million reais. Through this capital increase, which was completed on January 4, 2005, and was fully subscribed, Brasilcel increased its ownership interest from 65.12% to 65.70%.

Assignment of debt owed by Telinver S.A.

On January 3, 2005, Telinver S.A. entered into an assignment agreement with Telefonica Internacional S.A. and Telefonica de Argentina S.A. whereby Telinver, S.A. assigned its debt payable to Telefonica Internacional S.A. to Telefonica de Argentina S.A., which now has a claim on Telinver, S.A. as a consideration for the assigned debt. Telefonica de Argentina, S.A. has stated its intention to convert a portion of this claim into equity for the purpose of balancing the net worth position of Telinver, S.A.

MTN Program for the issuance of debt instruments (Telefonica Emisiones, S.A.U.)

Telefonica Emisiones, S.A.U., a subsidiary of Telefonica, S.A., has launched a program for the issuance of debt instruments ("the Program") for up to a total of (euro)15,000 million, the Prospectus for which was filed with the UK Listing Authority and for which purpose the Dealership Agreement, the Issue and Paying Agency Agreement, the Deed of Covenant, the Deed of Guarantee and the Master Global Notes were formalized on February 4, 2005.

Under the Deed of Guarantee, the issues of debt instruments to be made by Telefonica Emisiones, S.A.U. under the aforementioned Program shall be irrevocably and unconditionally guaranteed by Telefonica, S.A.; all in conformity with the resolutions adopted by Telefonica, S.A.'s Standing Committee at its meeting on December 22, 2004

Merger by absorption of Terra Networks, S.A. into Telefonica, S.A.

On February 9, 2005, Telefonica, S.A.'s Standing Committee resolved to propose to Terra Networks, S.A. the commencement of negotiations for the eventual merger of the two companies.

The Boards of Directors of Telefonica, S.A. and Terra Networks, S.A. resolved at their respective meetings held on February 23, 2005, to approve a plan for the merger by absorption of Terra Networks, S.A. into Telefonica, S.A., through the dissolution of the former and the transfer en bloc of all its assets and liabilities to the latter, which will acquire, by way of universal succession, all the rights and obligations of Terra Networks, S.A. The exchange ratio for the shares of the companies to be merged was determined on the basis of the actual net asset value of Telefonica, S.A. and Terra Networks, S.A. and as follows: 2 shares of Telefonica, S.A. of (euro)1 par value each, for 9 shares of Terra Networks, S.A. of (euro)2 par value each. The merger plan will be submitted for approval by the respective Stockholders' Meetings.

Interim dividend out of 2004 income.

In accordance with the stockholder remuneration policy approved by the Company's Board of Directors, and in conformity with the resolution adopted by the Board on January 26, 2005, on February 23, 2005, the Board of Directors of Telefonica, S.A., on the basis of the financial information furnished to it, resolved, pursuant to Article 216 of the Spanish Corporations Law currently in force, to distribute a fixed interim dividend out of 2004 income of (euro)0.23 gross per share for the Company's outstanding shares carrying dividend rights, for a maximum total amount of (euro)1,139.86. This interim dividend will be paid on May 13, 2005.

Telefonica
--------------------------------------------------------------------------------


ACCOUNTING STATEMENT SUPPORTING THE DISTRIBUTION OF THE INTERIM DIVIDEND:

                                                            Millions
                                                            of Euros
---------------------------------------------------------------------
Income obtained in the period from January 1, 2004          1,301.40
  to December 31, 2004
Mandatory appropriations to reserves                         (130.14)
Distributable income                                        1,171.26
Proposed interim dividend (maximum amount)                  1,139.86

CASH POSITION:

As shown in the 2004 financial statements, which were prepared by the Board of Directors on February 23, 2005, as of December 31, 2004, there was sufficient liquidity for the distribution of the dividend. This liquidity also existed as of January 31, 2005, as evidenced by the following statement of liquidity:

Funds available for distribution                            Millions
                                                            of Euros
---------------------------------------------------------------------
Cash                                                           31.04
Unused credit                                               6,836.06
Proposed interim dividend (maximum amount)                 (1,139.86)
Difference                                                  5,727.24

Dividend with a charge to additional paid-in capital

Also, in conformity with the resolution adopted by the Board of Directors on January 26, 2005, the Company's Board resolved to propose to the next Stockholders' Meeting that a fixed cash dividend of (euro)0.27 per share be distributed with a charge to additional paid-in capital. This dividend will be paid, subject to approval by the aforementioned Stockholders' Meeting and as announced by the Company, on November 11, 2005.

Treasury stock

At the beginning of 2004 Telefonica held treasury stock representing 0.81787% of capital stock, i.e. 40,532,869 shares with a book value of (euro)10.39 each, giving a total of (euro)421.26 million and a par value of (euro)40.53 million.

In 2004 the Company acquired for consideration 166,712,310 shares of treasury stock (representing 3.3639% of capital stock and with a par value of (euro)166.71 million) at an average price of (euro)12.98 per share.

As a result, 207,245,179 shares (representing 4.18179% of capital stock) of treasury stock were held at 2004 year-end, acquired at an average price of
(euro)11.83 per share, giving a total of (euro)2,542.31 million and a par value of (euro)207.25 million. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, an allowance of (euro)1,762.13 million was recorded.

                                IPSE 2000 S.p.A.

                              Financial Statements

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Ipse 2000 S.p.A.:


We have audited the accompanying balance sheet of Ipse 2000 S.p.A. (the "Company" or "Ipse") as of December 31, 2002, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with the Italian regulations governing financial statements.

As discussed in the notes to the financial statements, the Company and Rete Ferroviaria Italiana (RFI) have reached a settlement on March 2005, which is to be formalized and executed no later than the first week of May 2005, regarding the dispute that both parties had since November 27, 2003, when Ipse exercised its withdrawal rights according to the agreement previously signed between them. The effect of the settlement will be recorded as a loss of approximately 40 million Euros in Ipse's 2004 financial statements.

As discussed in the notes to the financial statements, on October 29, 2002, Ipse notified the Ministry of Communications of its intention to relinquish its right to be allocated and hold additional 2x5MHz spectrum. The Company, supported by expert legal advice, did not consider that any formal acceptance by the Ministry of Communications or the Telecommunications Authority was necessary. However, the Italian authorities challenged this decision. As of the date of this auditors' report this issue remains unsolved.

As discussed in the notes to the financial statements, in 2003 and 2004 the Company decided to revise its strategy and prepared new business plans for which the main assumptions are detailed in the notes to the financial statements. The reasons for this change were the continuing slowdown in the main industrial economies, changes in the financial markets and specific delays in the UMTS market and the provisions of a set of EU directives enacted in 2003, which allow so-called "spectrum trading" activities.

The main consequences of these changes, as discussed in the notes to the financial statements, were the intention to become an operator subject to a definitive transference of the Company's spectrum and the impairment of the UMTS license by approximately EUR 2,073 million, as reflected by the financial statement for fiscal year 2002.

Additionally as at June 30, 2004, the Company did not comply with the coverage obligation set forth by article 8 of the terms and conditions of the UMTS license. The Company is of the opinion that it is not required to fulfill the original coverage obligation provided for by the UMTS license. However, as indicated in the notes to the financial statements, the Italian authorities disagreed with this opinion and have asked Ipse for the fulfillment of the coverage obligation indicating that failure to comply with coverage obligations may result in sanctions, up to and including the revocation of the License.

In September 2004, Ipse received expressions of interest for the acquisition of a block of frequencies. At the same time, negotiations were initiated between some of the Company's shareholders and third parties to sell 100% of Ipse's equity. None of these potential transactions have occurred as of the date of this auditors' report.

On June 30, 2004, we issued our auditors' report in accordance with auditing standards generally accepted in Italy, as recommended by the Italian Regulatory Commission for Companies and the Stock Exchange (Italian GAAS), on the financial statements of Ipse for the year ended December 31, 2003, which were prepared in conformity with the Italian regulations governing financial statements. Our auditors' report under Italian GAAS for 2003 included matters similar to those included in this auditors' report under US GAAS. Due to the possible effects of the matters mentioned in those paragraphs, we disclaimed our opinion in accordance with the requirements of Italian GAAS.


/s/ Deloitte & Touche S.p.A.
DELOITTE & TOUCHE S.p.A.

Roma, Italy
July 8, 2003 (April 10, 2005, as to Notes of "Subsequent events occurred between July 8th 2003 and April 10, 2005" and "Summary of Principle GAAP Differences")

The Financial Statements have been extracted and translated into the English language, from the Official Financial Statements filed with Italian Authorities, and updated in order to consider subsequent events occurred between July 8th 2002 and April 10, 2005.

No adjustments have been reported to the figures included in the financial statements filed with the Italian Authorities


-------------------------------------------------------------------------------------------------
BALANCE SHEET - ASSETS                        31.12.2003      31.12.2002      31.12.2001
                                       ----------------------------------------------------------
                                            Unaudited(*)                   Unaudited (*)
-------------------------------------------------------------------------------------------------
(Euro)
A)  UNPAID CALLED-UP SHARE CAPITAL                     -               -               -
B)  FIXED ASSETS
    I- Intangible fixed assets
       1) start-up and expansion costs             25,141         50,282          75,423
       2) research, development and
           advertising expenses                         -              -       1,642,523
       3) industrial patents and intellectual
           property rights                         90,204        339,131       3,226,692
       4) permits, licenses, trademarks and
           similar rights                     450,430,431    450,430,431   3,557,969,954
       6) intangible fixed assets in
           process and advances                         -              -      39,051,270
       7) other                                         -      4,196,864      22,607,777
                                              ------------------------------------------
                                              450,545,777    455,016,709   3,624,573,639

   II- Tangible fixed assets
       2) plant and machinery                         496        319,488      16,908,660
       3) industrial and commercial
           equipment                                7,528        283,062         345,446
       4) other                                   273,690      3,137,107      10,192,279
       5) tangible fixed assets under
            construction and advances                   -              -         399,702
                                              ------------------------------------------
                                                  281,714      3,739,657      27,846,087

  III- Fixed asset investments
       5)long Term Deposit                     10,053,369      9,852,137       9,612,001
                                              ------------------------------------------
                                               10,053,369      9,852,137       9,612,001


Total fixed assets (B)                        460,880,859    468,608,503   3,662,031,727


C)  CURRENT ASSETS
    I- Inventories
       4) finished goods and goods for resale           -              -       1,211,717
                                              ------------------------------------------
                                                        -              -       1,211,717

   II- Receivables
       1) due from customers                      616,589      2,801,452      10,729,541
       5) due from others                     128,021,973    107,494,071      73,776,919
                                              128,638,562    110,295,522      84,506,460

  III- Short-term investments
       7) Short term deposits                                                 14,500,000
                                              ------------------------------------------
                                                        -              -      14,500,000

   IV- Cash on hand and in banks
       1) bank and post office deposits         1,744,644     12,054,931       3,667,149
       3)cash and notes on hand                     3,206             60             351
                                              ------------------------------------------
                                                1,747,850     12,054,990       3,667,500


Total current assets (C)                      130,386,412    122,350,512     103,885,677


D)  ACCRUED INCOME AND PREPAID EXPENSES       264,244,992    287,766,952     121,249,667

                                              ------------------------------------------
          TOTAL ASSETS                        855,512,263    878,725,968   3,887,167,071
                                              ------------------------------------------

-------------------------------------------------------------------------------------------------
(*) Unaudited under US GAAS, although these Financial Statements were audited under Italian GAAS.

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET - SHAREHOLDERS' EQUITY AND LIBILITIES          31.12.2003          31.12.2002         31.12.2001
                                                    -------------------------------------------------------------------------------
                                                           Unaudited(*)                           Unaudited(*)
------------------------------------------------------------------------------------------------------------------------------------
(Euro)
A)  SHAREHOLDERS' EQUITY
    I-     Share capital                              2,150,000,000                  2,150,000,000                   2,150,000,000
    IV-    Legal reserve                                    359,347                        359,347                         359,347
    VII-   Other reserves                               518,040,678                    357,832,444                     185,355,527
    VIII-  Retained earnings (accumulated deficit)   (2,415,508,615)                   (79,535,356)                              -
    IX-    Loss for the period                         (105,131,170)                (2,335,973,260)                    (79,535,356)
                                                    -------------------------------------------------------------------------------
Total shareholders' equity (A)                          147,760,241                     92,683,175                   2,256,179,518

B)  ALLOWANCES FOR RISKS AND CHARGES                      2,155,000                              -                               -
                                                    -------------------------------------------------------------------------------
C)  EMPLOYEE TERMINATION
    INDEMNITIES                                             246,587                        959,805                         788,519

D)  PAYABLES
       3)  payables to banks                                     0                         419,103                             189
       4)  due to other financial institutions
             (shareholders loan)                       315,594,413                     253,266,034                      24,508,048
       6)  due to suppliers         (**) 330,240,000   370,962,552  (**)351,360,000    384,368,761  (**)367,200,000    484,775,802
       11) taxes due                                       359,003                       1,267,994                         789,597
       12) due to social security institutions             231,330                         647,529                       2,305,460
       13) other payables
           a) due to other related parties                  90,657                       1,296,721                      26,610,331
           b) due to others                             17,305,024 (**)16,010,000      142,885,109  (*)962,676,000   1,087,975,526

Total payables (D)                                     704,542,979                     784,151,250                   1,626,964,953

E)  ACCRUED EXPENSES AND DEFERRED INCOME                   807,457                         931,738                       3,234,081

                                                    -------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES    855,512,263                     878,725,968                   3,887,167,071
                                                    -------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
MEMORANDUM ACCOUNTS                                     31.12.2003                      31.12.2002                      31.12.2001
------------------------------------------------------------------------------------------------------------------------------------
A)  Garantees received
     1) guarantees received by banks                   970,452,619                   1,105,536,709                   1,237,067,320
                                                    -------------------------------------------------------------------------------
           MEMORANDUM ACCOUNTS                         970,452,619                   1,105,536,709                   1,237,067,320
                                                    -------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(*)  Unaudited under US GAAS, although these Financial Statements were audited under Italian GAAS.
(**) due beyond next commercial year



------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                                                        2003                         2002                   2001
                                                                   Unaudited (*)                                       Unaudited (*)
------------------------------------------------------------------------------------------------------------------------------------
(Euro)
A)   VALUE OF PRODUCTION

     1)   revenues from sales                                                  0                     491,165             14,827,578
     4)   capitalised costs and expenses                                       -                           -             22,805,034
     5)   other income and revenues                                       66,134                     231,756                 90,237
                                                                   -----------------------------------------------------------------

Total value of production (A)                                             66,134                     722,921             37,722,849

B)   OPERATING COSTS

     6)   raw, ancillary and consumable materials and
            goods for resale                                               4,767                      71,723             20,203,342
     7)   services                                                    10,080,363                  11,073,636             36,299,027
     8)   leases and rentals                                          22,119,774                  25,615,451              3,512,110
     9)   personnel:
          a)wages and salaries                                         4,870,561                  17,551,615             21,432,976
          b)social security contributions                              1,648,723                   5,084,897              5,869,652
          c)termination indemnities                                      392,945                   1,184,077                861,187
          e)other                                                              -                           -                  7,515
     10) amortisation, depreciation and write-downs
          a)amortization of intangible fixed assets                    1,114,817                   1,187,415              6,452,511
          b)amortization of tangible fixed assets                        312,067                     959,285              2,735,873
          d)svalutazioni dei crediti compresi nell'attivo
            circolante e delle disponibilita liquide                  27,628,637                  64,807,928                      -
     11)  changes in inventories of raw, ancillary and
          consumable materials and goods for resale                            -                   1,211,717             (1,211,717)
     12)  Risks allocations                                            2,155,000                           -
     14)  other operating costs                                          386,341                     501,889                584,119
                                                                   -----------------------------------------------------------------

Total operating costs (B)                                             70,713,994                 129,249,634             96,746,595

OPERATING INCOME                                                     (70,647,860)               (128,526,713)           (59,023,746)

C)   FINANCIAL INCOME AND EXPENSE

     16) other financial income
          a)income from investment                                       279,997                     240,136                246,616
          d)other
            2) from others                                                84,069                     447,294              1,709,923

     17) interest expense and other financial charge
          b)to others                                                (24,923,206)                (12,561,187)              (391,291)
                                                                   -----------------------------------------------------------------

Total financial income (expense), net (C)                            (24,559,139)                (11,873,757)             1,565,248

E)   EXTRAORDINARY INCOME AND EXPENSE

     20)  revenues
          a)others                                                     1,452,461                   8,977,857                      -
     21)  expenses
          a)others                                                    11,376,631                 131,563,647             22,076,858
          b)write-downs                                                        0               2,072,987,000                      -
                                                                   -----------------------------------------------------------------

Total extraordinary income and expense (E)                            (9,924,170)             (2,195,572,790)           (22,076,858)

     INCOME BEFORE INCOME TAXES (A-B+-C+-D+-E)                      (105,131,170)             (2,335,973,260)           (79,535,356)

     22)  income taxes for the period                                          -                           -                      -


                                                                   -----------------------------------------------------------------
     23)  LOSS FOR THE PERIOD                                       (105,131,170)             (2,335,973,260)           (79,535,356)
                                                                   -----------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(*) Unaudited under US GAAS, although these Financial Statements were audited under Italian GAAS.

------------------------------------------------------------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS                                                31.12.2003                 31.12.2002            31.12.2001
                                                                      Unaudited (*)                                    Unaudited (*)
------------------------------------------------------------------------------------------------------------------------------------
(Euro)
                                                                   -----------------------------------------------------------------
A) CASH AND CASH EQUIVALENTS - OPENING BALANCE                           11,635,887                3,667,500             67,659,405
                                                                   ----------------------------------------------------------------

B) CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
   . Loss for the period before income taxes                           (105,131,170)          (2,335,973,260)           (79,535,356
   . Current taxes                                                                -                        -                      -
   . Depreciation and amortisation of tangible
       and intangible fixed assets                                        1,426,884                2,146,700              9,188,384
   . Net change in funds for risks and charges                            2,155,000
   . Net change in employee termination indemnities                        (713,218)                 171,286                788,519
                                                                   -----------------------------------------------------------------
Total                                                                  (102,262,504)          (2,333,655,274)           (69,558,453)

   . Change in net working capital:
            . Change in inventories                                               0                1,211,717             (1,211,717)
            . Change in receivables                                     (18,343,040)             (25,789,062)           (83,563,443)
            . Change in payables                                        (79,189,168)            (843,232,805)           410,263,001
            . Change in accrued income and prepaid expenses              23,397,680             (168,819,629)          (113,361,695)
                                                                   -----------------------------------------------------------------
TOTAL B)                                                               (176,397,032)          (3,370,285,053)           142,567,693
                                                                   -----------------------------------------------------------------

C) CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:
   . Disinvestment in tangible fixed assets                               3,145,877               23,147,145            (29,056,508)
   . Disinvestment in intangible fixed assets                             3,356,116            3,168,369,515           (338,746,616)
   . Investment in fixed asset investments                                 (201,232)                (240,136)            (9,612,001)
                                                                   -----------------------------------------------------------------
TOTAL C)                                                                  6,300,761            3,191,276,524           (377,415,125)
                                                                   -----------------------------------------------------------------


D) CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
    . Payments from shareholders                                        160,208,234              172,476,917            185,355,527
    . Change in short-term investments                                            0               14,500,000            (14,500,000)
                                                                   -----------------------------------------------------------------
TOTAL D)                                                                160,208,234              186,976,917            170,855,527
                                                                   -----------------------------------------------------------------

                                                                   -----------------------------------------------------------------
E) CASH AND CASH EQUIVALENTS - CLOSING BALANCE (A+B+C+D)                  1,747,850               11,635,887               3,667,500
                                                                   -----------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

           Notes to the Financial Statements as of December 31, 2002


FORM AND CONTENT OF THE FINANCIAL STATEMENTS

The Financial Statements as of and for the year ended December 31, 2002 have been prepared in accordance with the provisions of the Italian Civil Code and consist of the Balance Sheet, the Profit and Loss Account and the following Notes.

The Notes provide the information required by article 2427 of the Italian Civil Code, in addition to other information considered necessary to give a true and fair view of the Company's financial position, cash flows and operating results, even where not required by specific provisions of the law.

No exceptional circumstances arose during the year necessitating recourse to the departures permitted by article 2423, paragraph 4(degree) of the Italian Civil Code.

The Balance Sheet and Profit and Loss Account are based on the formats established by articles 2424 and 2425 of the Italian Civil Code. However, the accounting items preceded by Arabic numbers having nil balances for both the current and prior year have been eliminated.

All amounts reported in the Notes are expressed in thousands of euros, unless otherwise indicated.

THE COMPANY AS A GOING CONCERN AND RECOVERABILITY OF THE BOOK VALUE OF ASSETS

As explained in detail in the Report on Operations, the slowdown in the major industrialised economies, changes in the financial markets and specific delays related to the UMTS market have led to a high degree of uncertainty with regard to business models. This has considerably prolonged the time necessary to yield a return on investment.

Consequently, taking into account the provisions of a set of EU directives adopted in March 2002 (to be incorporated within the new Telecommunications Code and due for introduction by July 2003), which will also enable implementation of spectrum trading, the Company decided to focus its strategy on the opportunities that will be granted by such frequency trading, which has already been approved by a Cabinet Meeting held on May 23, 2003. However, it should be pointed out that this decision does not preclude the possibility, if the right conditions should occur, of defining a new strategy that would enable the Company to take advantage of any opportunities that may arise.

In particular, the Company has developed a new business plan scenario, which provides for launching spectrum-trading activities during the first quarter of 2004, which was approved at the Board of Directors' Meeting held on May 29, 2003. On the basis of this plan, the Company has determined the return of investment that should be obtained from developing this activity, and therefore the resulting value of the UMTS licence. This value was fixed, and the related write-down posted to the Financial Statements, as indicated in the section on "Permits, licences, trademarks and similar rights". Such valuation was carried out with the assistance and on the advice of expert consultants.

The book value of other assets was deemed to be recoverable through measures that will be implemented subsequent to approval of the Financial Statements.

The Company drew up its strategy and formulated the new business plan on the basis of the following overall assumptions:

     o introduction of the new Telecommunications Code will enable the transfer of UMTS frequencies to the holders of third generation mobile telecommunications licences alone;

     o compliance with nationwide coverage obligations to come into effect by June 30, 2004 will be transferred to the new operator using the frequencies;

     o developments in the UMTS market and the resulting migration of captive customers and current market operators from the GSM/GPRS to the UMTS platform, will generate demand for additional frequencies among operators;

     o the Company's structure, and especially the size of the workforce, will be adapted to make it compatible with the new strategy.

The majority of strategic shareholders have pledged their financial support to implementing the spectrum trading strategy envisaged in the new business plan.

The related calculations and assumptions were made on the basis of the best available information and on the basis of estimates that are subject to uncertainty. We cannot, therefore, exclude the possibility that such calculations and assumptions may be subject to review in order to reflect future developments.

ACCOUNTING POLICIES

The valuation of items in the Financial Statements has been carried out in compliance with the going concern and prudence principles.

The accounting policies adopted in the preparation of the Financial Statements comply with the provisions of article 2426 of the Italian Civil Code, and are consistent with those adopted in the prior year's Financial Statements.

All costs and revenues accrued during the year have been recorded, regardless of the date of collection or payment.

Pursuant to the final paragraph of art. 2423-bis, the accounting policies regarding the rental fees due on the contract signed with Ferrovie dello Stato S.p.A. (renamed on July 1, 2001 as R.F.I. Rete Ferroviaria Italiana S.p.A., hereafter R.F.I.) were modified. This was done following the reclassification carried out in response to legal opinion, which redefined the nature of the contract as a long-term lease.

Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost, plus any incidental costs and costs directly chargeable to the assets.

Should there be other than a temporary impairment in the above value of such intangible fixed assets, the relevant asset is written down accordingly. The appropriate value of the asset is reinstated in future years if the reasons for any write-down cease to apply.

Such assets are systematically amortised in accordance with the rates shown below, which are representative of their residual useful economic lives.

"Start-up and expansion costs" represent the cost of the Company's incorporation and are amortised over a period of five years. Start-up and expansion and research, development and advertising costs are recorded under assets in the Balance Sheet on the basis of the policies discussed and agreed with the Board of Statutory Auditors.

"Industrial patents and intellectual property rights" include the purchase cost of software licenses, which is amortised over a period of five years.

"Permits, licences, trademarks and similar rights" include the costs incurred in order to obtain a public UMTS licence for the operation of third-generation mobile telecommunications. This item also includes the cost of acquiring the right of usufruct and possession from R.F.I., for 1,500 sites to be used for the installation and maintenance of transmission equipment. Such costs were reclassified among accrued income and prepaid expenses as they are considered as prepaid invoiced lease rentals.

For further details on the write-down of the UMTS licence and reclassification of the R.F.I. contract, see the notes below.

Intangibles in process and advances primarily include:

- start-up costs providing long-term benefits. Such costs derive from the activities of specific departments within the Company during the start-up phase;

- the costs incurred for the development and purchase of software applications in the process of completion at year end;

- the costs incurred for the design and development of the network and the implementation and development of information systems in the process of completion at year end.

Such costs were fully written down during 2002 following the Company's decision to focus its strategy on opportunities arising from the new Telecommunications Code regarding spectrum trading.

Other intangible fixed assets include the costs relating to leasehold improvements, which are amortised over the shorter of the residual useful life of the improvement and the residual duration of the related property lease.

Costs relating to design and development of the network and implementation and development of information systems, were also fully written down in the light of the above-mentioned events.

Tangible fixed assets

Tangible fixed assets are stated at purchase or production cost, plus any incidental costs and costs directly chargeable to the assets.

The value of such assets is systematically depreciated applying the economic and technical rates of depreciation shown below, which are held to reflect the residual useful lives of the assets. Tangible fixed assets purchased during the year are depreciated at 50% of the above ordinary rates to reflect the reduced usage of the related asset.

Should there be other than a temporary impairment in value, such tangible fixed assets are written down accordingly. The appropriate value of the relevant asset is reinstated in future years if the reasons for any write-downs cease to apply.

Routine maintenance costs are expensed as incurred.

Fixed asset investments

Fixed asset investments consist of a current account deposit pledged to Banca di Roma as a back-to-back guarantee for the surety issued by the bank to R.F.I.

Debtors and creditors

Debtors are recorded at their estimated realisable value.
Creditors are recorded at their nominal value.

Current asset investments

This item, posted in the financial statements for 2001, referred solely to short-term deposits. The amount recorded in the accounts represented the value of the investment. The relevant accrued interest was posted to "Accrued income".

Accruals and deferrals

Such items regard revenues and expenses referring to two or more accounting periods recorded on an accruals basis.

Provision for employee termination indemnities

The provision for employee termination indemnities represents the entire accrued liability to employees in compliance with established legislation and labour contracts.

Revenues and costs

Revenues and costs are recorded on an accruals basis.

Income taxes

Current income taxes are calculated on the basis of estimated taxable income, determined in accordance with established regulations and tax rates.

In the event of timing differences between the values recorded in the tax accounts and the published accounts, deferred tax liabilities or assets are recorded solely if there is reasonable certainty that such liabilities or assets will be payable or recoverable in future years.

Memorandum accounts

The accounting policies and content of the memorandum accounts comply with Italian Accounting Profession Principle No. 22. Such items regard guarantees, risks and commitments to which the Company is subject.

NOTES TO THE BALANCE SHEET - ASSETS

FIXED ASSETS

As established by art. 2427 of the Italian Civil Code, movements in intangible and tangible fixed assets are reported in schedules that specify, for each item, the historical cost, prior year provisions for amortisation and depreciation, movements during the year and the closing balance. As described in more detail in the following notes, during this and the previous year the Company wrote down intangible and tangible fixed assets with no residual useful lives. This followed the Company's decision to delay its market launch, thereby abandoning the original plan to introduce services using GSM/GPRS technology and refocus its strategy on spectrum trading activities.

Intangible fixed assets

Intangible fixed assets decreased by 3,169,558 thousand euros, as shown in the following schedule:

                                                                                                                          (euro)000
-----------------------------------------------------------------------------------------------------------------------------------
                                 Start-up and     Research,     Industrial   Permits, licences,   Intangibles in   Other      Total
                                    expansion   development    patents and       trademarks and     progress and
                                        costs           and   intellectual      similar rights          advances
                                                advertising      property
                                                      costs        rights
-----------------------------------------------------------------------------------------------------------------------------------
A)Opening balance
  1. Historical cost                      126         2.053         4.033           3.557.970           39.051   27.818   3.631.051
  2. Allowances for amortisation          (50)         (411)         (807)                 -                 -   (5.210)     (6.478)
-----------------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2001           75         1.643         3.227           3.557.970           39.051   22.608   3.624.574
-----------------------------------------------------------------------------------------------------------------------------------
B)Movements during the year
  3. Purchases                              -             -             2             66.433                68    1.231      67.735
  4. Disposals                              -             -            (0)                 -                       (794)       (794)
  5. Extraordinary items                    -          (207)          (33)                 -                     (1.587)     (1.827)
  6. Other decreases                                                                (826.331)                              (826.331)
  7. Increased assessments 2001                                                                         (4.319)              (4.319)
  8. Decrease in allowances for
     amortisation                                                                                          130                  130
  9. Amortisation                         (25)            -          (113)                 -                 -   (1.049)     (1.187)
  10. Reduction of interest                                                          (64.808)
  11. Write-downs                           -        (1.436)       (2.744)        (2.072.987)          (34.529) (16.613) (2.128.309)
  12. Transfers and reclassifi-
      cations                               -             -             -           (209.847)             (271)     271    -209.847
-----------------------------------------------------------------------------------------------------------------------------------
Total                                     (25)       (1.643)       (2.888)        (3.107.540)          (39.051) (18.410) (3.169.558)
-----------------------------------------------------------------------------------------------------------------------------------
C)Closing balance (A+B)
  13. Historical cost                     126         2.053         4.035            450.430                 0   28.526    485.170
  14. Allowances for amortisation         (75)         (410)         (920)                 -                 -   (6.129)    (7.534)
  15. Write-downs and extra-
      ordinary items                                 (1.643)       (2.777)                 -                 -  (18.200)   (22.620)
-----------------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2002           50             0           339            450.430                 0    4.197     455.017
-----------------------------------------------------------------------------------------------------------------------------------

Start-up and expansion costs

"Start-up and expansion costs" represent the costs incurred at the time of the Company's incorporation in 2001, providing long-term benefits.

Research, development and advertising costs

The costs incurred during 2001 for the production of a corporate advertising campaign, designed to develop awareness of the Company's brand name and prepare for the market launch, were fully written down during the year.

Industrial patents and intellectual property rights

"Industrial patents and intellectual property rights" refer solely to software applications purchased outright and on the basis of long-term licences, and in service as of December 31, 2002.

Permits, licences, trademarks and similar rights

This item underwent the following movements during the year:

                                                                                                 euro000
--------------------------------------------------------------------------------------------------------
                        Net value  Increases   Decreases   Other decreases      Write-downs   Net  value
                         31.12.01                                                               31.12.02
--------------------------------------------------------------------------------------------------------
UMTS licences           3.360.456    54.100    (826.331)          (64.808)       (2.072.987)     450.430
--------------------------------------------------------------------------------------------------------
Other similar rights
(Rete Ferroviaria
  Italiana S.p.A.)        197.514              (197.514)                -                              0
--------------------------------------------------------------------------------------------------------
Total                   3.557.970    54.100  (1.023.845)          (64.808)       (2.072.987)     450.430
--------------------------------------------------------------------------------------------------------

"Permits, licences, trademarks and similar rights" regard the cost of obtaining a public UMTS licence for the operation of third-generation mobile telecommunications, issued on January 10, 2001 with resolution no. 3/01/CONS, and having a duration of 20 years from January 1, 2002.

After careful consideration, the costs relating to usufruct and possession of 1,500 sites owned by R.F.I., for the installation and maintenance of transmission equipment, were reclassified among "accrued income and prepaid expenses" as they were deemed to be prepaid invoiced lease rentals. For further information on the accounting details of the contract, see the above-mentioned item.

The following schedule provides details of such costs and the nature of the incidental costs capitalised.

                                                                                                                        euro000
-------------------------------------------------------------------------------------------------------------------------------
Licences and capitalised incidental costs                      Net value     Increase    Decreases     Write-down     Net value
                                                                31.12.01                                               31.12.02
-------------------------------------------------------------------------------------------------------------------------------
a) Licences                                                    3.360.456       54.100     (891.139)    (2.072.987)      450.430
   Award of UMTS licence (main spectrum)                       2.442.841                               (2.006.794)      436.047
   Award of 2 X 5 MHz licence (additional
   spectrum)                                                     826.331                  (826.331)                           0
   Interest expense on deferred payment of
   residual licence fee                                           61.090       34.059      (64.808)       (24.925)        5.416
   Contributions paid to appraisers (UMTS auction)                 1.549                                   (1.273)          277
   Charges for surety granted by Mediocredito                     25.562       19.815                     (37.277)        8.100
   Other surety charges                                              774                                     (636)          138
   Cost of government advisors and technical
   consultants for UMTS auction                                    2.033                                   (1.670)          363
   Consultants and other                                             275          226                        (412)           89
-------------------------------------------------------------------------------------------------------------------------------

b) Similar rights                                                197.514            -     (197.514)             -             0
   Discounted cost of the right of
   usufruct for Rete Ferroviaria Italiana
   S.p.A. sites                                                  190.839                  (190.839)                           0
   Implicit interest on the right of usufruct
   for Rete Ferroviaria Italiana S.p.A. sites                      5.544                    (5.544)                           0
   One-off cost of BdR surety for R.F.I.
   sites (flat fee)                                                  500                      (500)                           0
   Accrued commissions on BdR suretyfor the
   right of usufruct for R.F.I. sites
  (annual fee)                                                       631                      (631)                           0
-------------------------------------------------------------------------------------------------------------------------------
Total                                                          3.557.970       54.100   (1.088.653)    (2.072.987)      450.430

The cost incurred for assignment of one of the five blocks of frequencies provided for by art. 3 of Communications Authority resolution 410/99 amounts to 2,442,841 thousand euros.

Moreover, as foreseen in point 8.2.1 of the auction regulations, the Company took advantage of the possibility granted to new entrants, pursuant to Authority resolution 388/00/CONS, to have access to additional asymmetrical spectrum for a sum of 826,331 thousand euros.

Art. 9.1-f) of the auction regulations states that companies awarded UMTS licences should "pay a sum of 2,056,827,596.36 euros, the minimum amount that allows for the award of a licence. At the same time, it is required that payment of the difference between the total amount offered - including any sum for additional blocks - and the minimum amount be made in no more than 10 annual instalments from 2001".

As mentioned in other sections of these Explanatory Notes, the Company paid the said sum of 2,056,827,596.36 euros and deferred payment of the remaining expense totalling 1,203,344,574.88 euros.

Taking into account current unfavourable market prospects, and after careful analysis backed up by expert legal opinion (from Professor Franco Bonelli, Professor Berardino Libonati, Professor Roberto Mastroianni, Paolo Colucci and Domenico Luca Scordino), the Company decided to exercise its right to return the additional frequency spectrum (2x5MHx) and, at the same time, to be released from its obligation to pay the remaining instalments of the cost of such frequency. This right is based on the following principal reasons:

o From a legal standpoint, allocation of additional spectrum constitutes a supplementary provision issued in the sole interest of the beneficiary, and for which the beneficiary, via a recognised principle, has the right of relinquishment.

o In the light of changed market conditions and prospects, the financial commitments relating to additional spectrum produce an effect opposite to that originally intended, thereby transforming an asymmetrical advantage into a competitive disadvantage for IPSE and as such constituting an unjustified and unsustainable burden.

o The frequency spectrum and related maintenance therefore did not meet the expectations of the Ministry of Communications and the Company at the time of allocation.

o The unavailability and resulting postponement of the development and production of new network technologies, as well as of the production of reliable handsets capable of exploiting the full potential of UMTS services, contributed to rendering IPSE's payment for additional frequencies untenable as they put back the date of widespread distribution and effective use of the new services.

o The haphazard transformation of the market to IPSE's competitive disadvantage was compounded by Italy's failure to comply with EU regulations regarding the introduction of UMTS, as well as the recent allocation of additional GSM frequencies to second-generation operators with Resolution 286/02/CONS. This allocation has enabled aggressive expansion of GPRS services and further widened the gap between second-generation and new-entry UMTS operators, thus contributing to delays in the development of the UMTS market and also diminishing the strategic importance of additional UMTS spectrum.

The reduction of debt relating to the amounts due for the additional frequency spectrum, totalling 826,331 thousand euros, thus derives from IPSE's exercise of its right to relinquish the said right. Such reduction was posted, despite the Ministry of Communications' objection to the Company's request notified on May 19, 2003. Indeed, the Company intends to defend its right via appropriate legal action that is currently under consideration.

With regard to the reduction of debt, no provisions for risk were made in compliance with Italian Accounting Profession Principle No. 19, which states that such provisions for potential liability should be made if an unfavourable event is deemed "likely" and not just "possible". In this case, according to the legal opinion sought by the Company, the unfavourable event - if litigation should follow -, represented by the obligation to effect payment of the charges for the additional spectrum relinquished by the Company, is considered to be possible rather than likely.

Furthermore, IPSE has the right - deemed to be enduring, full and effective - to request payment of the said amount relating to frequency spectrum by its shareholders, if such sum turns out to be due (in which case the unfavourable event considered as possible would become a concrete event that would compel IPSE to effect payment). In this respect, it should also be pointed out that IPSE's shareholders have pledged a back-to-back guarantee to MCC (and also launched a progressive cash collateralisation of the amount guaranteed) for the surety issued by MCC to the Ministry of the Economy and Finance - Treasury Department.

Therefore, the risk that the Company's finances and operations might be detrimentally affected by the withdrawal of shareholders' guarantees may be reasonably considered as remote.

Moreover, IPSE, in accordance with its asserted right to return the additional frequency spectrum, entered an amount due in relation to the higher amount paid for interest on the above-mentioned deferred payment regarding such spectrum.

In line with the previous year, the Company capitalised the financial charges and incidental costs, which derive from the deferral of payment in the form of ten annual instalments. This facility was granted by point 5 a) of the Call for Bids (Official Gazette no. 117, July 31, 2000, part II) for the "auction of licences to install and operate third-generation UMTS mobile telecommunications systems - IMT 2000" (hereafter the Call for Bids). Such charges and costs also include the difference, totalling 1,203,345 thousand euros, between the final bid made in order to obtain the licence and the minimum bid price already paid. In particular, the following costs have been capitalised:

o    interest expense on the deferral of payment to the Ministry of the Economy
     - the Treasury Department, amounting to 30,341 thousand euros, net of the above-mentioned higher amounts paid regarding additional frequency spectrum;

o commissions relating to the Guarantee Facility Agreement signed by Mediocredito Centrale in relation to the bank surety issued to the Ministry of the Economy - the Treasury Department, totalling 46,151 thousand euros.

Finally, the Company carried out a prudent and accurate assessment of the hypothetical value of the UMTS licence - which in the light of the above information related solely to the main frequency spectrum - taking into account current market conditions. Two independent advisors (Arthur D. Little and Banca
IMI) were then commissioned to give their opinion on the assessment. This was done with a view to benchmarking the Company's valuation.

In accordance with the advice of these independent third parties the Company wrote down the historical cost incurred for allocation of one of the five blocks, and the related incidental charges capitalised as of December 31, 2002, for an amount equivalent to around 82% of the total of 2,072,987 thousand euros.

The write-down was carried out on the basis of:

     a) the new business plan scenario, which foresees the start-up of spectrum trading during the first half of 2004, based on the industry regulations currently being implemented;

     b) the opinions, based on the new scenario, of authoritative independent advisors.

Naturally, the decision to adopt a new business model does not preclude the possibility, if the right conditions should occur, of defining a new strategy that would enable the Company to take advantage of any opportunities that may arise.

The write-down was applied on a prudent basis given that:

     1) the value attributed to the licence (450,430 thousand euros) is close to the lower limit of the intervals established by the advisors (between a minimum of 450 million euros and a maximum of 1,150 million euros) and is based on existing uncertainties regarding:

          - Ipse 2000's share of the savings that may be available to operators potentially interested in acquiring the Company's frequencies;

          - the discount rate to be applied to revenues deriving from likely spectrum trading;

          - future traffic growth and the size and timing of market penetration of the new UMTS services;

          -    extensive saturation of the GSM market;

2) the Company remains committed to extracting the highest possible value from spectrum trading and, in this sense, there are no grounds for asserting with certainty that the full value of the write-down is of a permanent nature;

3) it was necessary to take account of the absence to date of agreements with other operators and thus the uncertainty of being able to realise a higher value for the licence over time.

The costs incurred in 2000 for government advisors during the auction, and the fees charged by the consultants hired in order to obtain the licence, which were previously capitalised, were also written down in the same proportion.

Further details regarding the amount due to the Ministry and the surety are provided below.

Intangibles in process and advances

Movements in "Intangibles in process and advances" are shown in the following schedule:

                                                                                euro000
---------------------------------------------------------------------------------------
                      Net value  Increase  Write-downs  Increased   Reclass   Net value
                       31.12.01                                                31.12.02
---------------------------------------------------------------------------------------
Start-up costs           26.710        68     (24.339)     (2.440)                    0
Information technology    6.715                (5.363)     (1.081)     (271)          0
Network                   5.625                (4.827)       (798)                    0
---------------------------------------------------------------------------------------
Total                    39.051        68     (34.529)     (4.320)     (271)         0

Start-up costs, shown in detail in the following schedule, refer to the costs, providing long-term benefits, deriving from the activities of specific departments within the Company during the start-up phase. Such costs, which in 2001 maintained their useful lives even though the market launch of the service was postponed, were fully written down following the Company's decision to concentrate its strategy on the development of spectrum trading.

Other items under intangibles in process regard the cost of design and development of the network, and the charges incurred for the development and implementation of information systems relating to projects to be completed. Such items were also written down following the above-mentioned decision.

Other

This item underwent the following movements during 2002:

                                                                                                                   euro000
----------------------------------------------------------------------------------------------------------------------------
                      Net value  Increases Disposals  Writedowns  Extraordinary   Decrease in   Amort.   Reclass.  Net value
                       31.12.01                                           items    allowances                       31.12.01
                                                                                   for amort.
----------------------------------------------------------------------------------------------------------------------------

Leasehold improvements    8.838        240      (794)     (2.577)          (591)          130   (1.049)         -      4.197
Information
technology                2.652        983                (3.672)          (234)                     -        271          0
Network                  11.118          8               (10.364)          (762)                     -          -          0
----------------------------------------------------------------------------------------------------------------------------
Total                    22.608      1.231      (794)    (16.613)        (1.587)          130   (1.049)       271      4.197

Leasehold improvements primarily related to the restructuring of the property in via Depero, while the costs sustained during 2001 relating to the restructuring of the property in via Noale were totally written down due to interruption of the lease contract. Such costs are amortised on the basis of the minimum duration of the lease contract.

Other intangible fixed assets, which in 2001 included the cost of design and development of the network and the implementation and development of information systems completed at year end, were fully written down in the light of the Company's new strategic decisions.

The following schedule summarises the rates of amortisation applied to the above intangible fixed assets:

------------------------------------------------------------
Rates of amortisation applied to intangible fixed assets
------------------------------------------------------------
Software applications                                5 years
Leasehold improvements                               6 years

Tangible fixed assets

Net tangible fixed assets fell by 24,107 thousand euros, as the following schedule shows:

                                                                                                   euro000
----------------------------------------------------------------------------------------------------------
                                               Plant and   Industrial     Other        Work in      Total
                                               machinery          and    assets   progress and
                                                           commercial                 advances
                                                            equipment
----------------------------------------------------------------------------------------------------------
A) Opening balance
   1. Historical cost                            18.555          395      11.233            400     30.582
   2. Allowances for depreciation                (1.646)         (49)     (1.040)             -     (2.736)
----------------------------------------------------------------------------------------------------------
Balances as of December 31, 2001                 16.909          345      10.192            400     27.846

B) Movements during the year
   3. Purchases                                     246           50       1.832             18      2.146
   4. Disposals                                  (9.599)         (12)     (3.999)          (178)   (13.788)
   5. Write-downs                                (7.790)           -      (3.984)             -    (11.774)
   6. Extraordinary items                          (438)           -        (277)           (61)      (776)
   7. Allowances for depreciation                   864            1         180              -      1.045
   8. Depreciation                                  (51)        (102)       (807)             -       (960)
   9. Transfers and reclassifications               178            -           -           (178)        (0)
----------------------------------------------------------------------------------------------------------
Total                                           (16.590)         (63)     (7.055)          (400)   (24.107)

C) Closing balance (A+B)
   7. Historical cost                             9.380          433       9.066              0     18.879
   9. Allowances for depreciation                  (833)        (150)     (1.667)             -     (2.651)
   10. Write-downs and extraordinary items       (8.228)           -      (4.261)
----------------------------------------------------------------------------------------------------------
Balances as of December 31, 2002                    319          283       3.137              0      3.739

As of December 31, 2002, tangible fixed assets are not subject to mortgages, liens or other collateral guarantees that might limit their availability to the Company.

Plant and machinery

This item underwent the following movements during the year:

                                                                                                                         euro000
--------------------------------------------------------------------------------------------------------------------------------
                             Net value  Increases Disposals    Write-  Extraordinary   Decrease in   Amort.   Reclass. Net value
                             31.12.01                          downs           items    allowances                      31.12.02
                                                                                       for deprec.
--------------------------------------------------------------------------------------------------------------------------------
Exchanges and electronic
equipment                       15.446         50    (9.599    (6.342)         (214)           864     (41)        -       165
Access and transmission
equipment                      1.382           28         -    (1.186)         (224)             -       -         0
General equipment                    3         (9)        -         -             -              -     (10)      170       155
Other equipment                     77        176         -      (262)            -              -       -         8         0
--------------------------------------------------------------------------------------------------------------------------------
Total                           16.909        246    (9.599)   (7.790)         (438)           864     (51)      178       319

The most significant decreases regarded "Exchanges and electronic equipment" and related to the sale of switching and traffic management equipment and of intelligent network systems, as well as the write-down of internet, voice and message transmission platforms.

"Access and transmission equipment", which included the cost of purchasing transmission equipment (the national and pan-European backbone), was completely written down due to the impossibility of reusing it for UMTS purposes.

The item "General equipment" includes internal equipment, cables and auxiliary network apparatus.

Industrial and commercial equipment

This item underwent the following movements during the year:

                                                                        euro000
--------------------------------------------------------------------------------
             Net value   Increases Disposals    Decrease in     Amort. Net value
              31.12.01                           allowances             31.12.02
                                                for deprec.
--------------------------------------------------------------------------------
Equipment          345          50      (12)             1      (102)       283
--------------------------------------------------------------------------------
Total              345          50      (12)             1      (102)       283

This item primarily includes the cost of purchasing equipment and instruments necessary to the operation of the network (probes, testers, measuring equipment, etc.).

Other assets

This item underwent the following movements during the year:

                                                                                                                   euro000
--------------------------------------------------------------------------------------------------------------------------
                                                                                   Extra   Decrease in  Amort.
                                  Net value Increases   Disposals      Write-   ordinary   allowances            Net value
                                   31.12.01                             downs      items   for deprec.            31.12.02
--------------------------------------------------------------------------------------------------------------------------
Furniture                             2.130        20      (1.259)      (358)       (20)           76     (74)        514
Office machines and computers         2.164     1.808      (2.712)         -        (90)          101    (269)      1.001
Peripheral and centralised
hardware                              5.705         1         (23)    (3.626)      (167)            2    (421)      1.472
Other electronic equipment              193         3          (5)         -          -             1     (42)        149
Assets with a unit value of less
than (euro)516,456                        -         -           -          -          -             -       -           -
-------------------------------------------------------------------------------------------------------------------------
Total                                10.192     1.832      (3.999)    (3.984)      (277)          180    (807)      3.137

The items, "Office machines and computers", "Peripheral and centralised hardware" and "Other electronic equipment" include the cost of purchasing the hardware used in the Company's information systems. Such hardware primarily regards mainframe computers, servers and office automation equipment. The decrease in the item "Peripheral and centralised hardware" is due to the write-down of such equipment, which in the light of the Company's change in strategy, is no longer useful. The decrease in the item "Office machines and computers" is due to the sale of dealer stations acquired during the year and of workstations of outgoing and other employees. The decrease in the item "Furniture" derives from sales to Enel R.E. S.p.A. and the write-down of non-recoverable assets from the offices in via Noale.

Work in progress and advances

This item underwent the following movements during the year:

                                                                                                euro000
--------------------------------------------------------------------------------------------------------
                                     Net value  Increases  Disposals Extraordinary Reclass. Net value
                                      31.12.01                               items           31.12.02
--------------------------------------------------------------------------------------------------------
Other plant                                  8          -          -            -       (8)        0
Equipment                                  170          -          -            -     (170)        0
Furniture                                  160         18       (178)           -        -         0
Peripheral and centralised                  61          0                     (61)       -         0
hardware
--------------------------------------------------------------------------------------------------------
Extraordinary items                        400         18       (178)        (61)     (178)        0

The following schedule shows a summary of the rates of depreciation applied by the Company.

------------------------------------------------------------------------
Tangible fixed assets                                 Ordinary rates of
                                                         depreciation
------------------------------------------------------------------------
Plant and machinery
Exchanges and electronic equipment                           18%
Access, transmission and technical equipment                 15%
Internal and general equipment                               12%
------------------------------------------------------------------------
Industrial and commercial equipment
Equipment                                                    25%
------------------------------------------------------------------------
Other assets
Office machines and computers                                20%
Furniture                                                    12%
------------------------------------------------------------------------
Assets with a unit value of less than (euro)516,456         100%

Fixed asset investments

Fixed asset investments consist of a current account deposit, amounting to 9,852 thousand euros, pledged to Banca di Roma as a back-to-back guarantee for the surety issued by the bank to Ferrovie dello Stato S.p.A.

CURRENT ASSETS

Debtors

None of the accounts recorded in the Financial Statements are formally due after 12 months. The following notes provide information regarding individual items.

Trade

As of December 31, 2002 trade debtors amount to 2,801 thousand euros.

Such accounts mainly derive from the sale of "Plant and machinery" and "Furniture and fittings" to Ericsson Telecomunicazioni SpA and Enel R.E. S.p.A.

Other

This item underwent the following movements during the year:

                                                                  (euro000)
---------------------------------------------------------------------------
Other debtors                                        31.12.02      31.12.01
---------------------------------------------------------------------------
Due from tax authorities
VAT                                                    82.501       71.740
Withholding tax on interest earned                        503          842
Total due from tax authorities                         83.004       72.582
---------------------------------------------------------------------------
Due from Ministry for higher interest paid             64.808            -
Minority shareholders                                  23.263
Publitel                                                  613          613
Advances paid to suppliers                                 70          461
Personnel                                                  32           73
Other                                                     512           47
Provisions for accounts due from the Ministry        (64.808)
---------------------------------------------------------------------------
Total other debtors                                   107.494       73.776

The amount due from the tax authorities further increased during 2002, partly due to the collection of invoices due for services rendered that were charged to 2001.

The amount due from the Ministry of the Economy and Finance - Treasury Department is due as previously indicated under the item "Permits, licences, trademarks and other rights" with regard to reduction of the debt relating to the return of additional frequency spectrum and the resulting higher interest payments made during 2001 and 2002. Taking into account IPSE's absolute right to recover such sum, this amount was prudently written down in consideration of the discussions underway.

The amount due from minority shareholders derives from non-strategic shareholders' failure to pay their share of the capital contribution requested by IPSE and approved by the General Meeting of November 22, 2002, relating to payment of the instalment to the Ministry of the Economy and Finance - Treasury Department falling due on November 30, 2002.

The amount due from the shareholder, Publitel S.p.A., for which an injunction was issued in 2002, derives from the shareholder's failure to pay in its share of the capital contribution approved by the General Meeting of November 29, 2001.

Current asset investments

As of December 31, 2002 this item no longer figures in the Balance Sheet.

Cash at bank and in hand

As of December 31, 2002 the balance of this item includes the following:

                                                        (euro000)
------------------------------------------------------------------
Cash at bank and in hand                     31.12.02    31.12.01
------------------------------------------------------------------
Bank and post office deposits                  12.055       3.667
Cash and notes in hand                              -           -
------------------------------------------------------------------
Total cash at bank and in hand                 12.055       3.667

The Company's cash at bank and in hand rose by 8,388 thousand euros with respect to the previous year, due to the increased amounts deposited in bank and post office current accounts at year end.

The cash deposited with Banca di Roma as of December 31, 2002 amounts to 2,263 thousand euros, and is subject to restrictions on its use.

The available funds, with the exception of interest accrued and/or due to accrue, may be used solely to effect the following payments:

o    repayment of the financing deriving from the deferral allowed by point 5
     a) of the Call for Bids;

o payment of any sum connected to the Guarantee Facility Agreement (hereafter the GFA), of which the second amendment was signed on December 3, 2002.

Such payments may be made in favour of the Ministry of the Economy and Finance, the State Provincial Treasury and Mediocredito Centrale S.p.A. as the GFA Agent, or in favour of any other beneficiary indicated by the relevant authorities in compliance with the indicated purposes.

Accrued income and prepaid expenses

"Accrued income and prepaid expenses" break down as follows:

                                                                   (euro000)
-----------------------------------------------------------------------------
Accrued income and prepaid expenses                     31.12.02    31.12.01
-----------------------------------------------------------------------------
Accrued income                                                 -          16
Prepaid expense on R.F.I. Contract                       284.516     118.617
Prepaid fees for MCC surety                                2.494       2.394
Prepaid fees for Capitalia surety                            498           -
Other prepaid expenses                                       259         223
-----------------------------------------------------------------------------
Total accrued income and prepaid expenses                287.767     121.250

The item "Prepaid expense on R.F.I. contract" relates to the contract the Company signed with R.F.I. on October 25, 2000. The terms of the contract, which were finalised once the UMTS licence was formally assigned during 2001, require the Company to pay a total of 315 million euros, excluding VAT, in return for the rights granted. As defined in the contract, such amount is to be paid in 16 annual instalments, without interest, due on December 31 of each year.

In 2001 the current total value of the contract was determined in compliance with Italian Accounting Profession Principle no. 19 regarding the accounting treatment of debt, via the discounting of the sum due under the contract, based on the 15-year IRS offered rate on July 3, 2001, equal to 5.81%. This amount, totalling 190,839 thousand euros, was classified among intangible fixed assets under the item "Permits and licences", while the implicit interest charge, determined as the difference between the contracted value and the capitalised amount, was classified under the item "Accrued income and prepaid expenses" and was taken to the Profit and Loss Account on an accruals basis.

In view of the reduced number of sites selected as of December 31, 2001, the capitalised cost was not subjected to amortisation in 2001. Moreover, the implicit interest accrued in 2001, amounting to 5,544 thousand euros, was capitalised.

In 2002, after careful examination of the contract, backed up by expert legal advice (given by Mr Speroni from the legal firm Gianni, Origoni, Grippo & Partners), the Company concluded that the contract could be more accurately described as a lease agreement rather than as a concession of the right of usufruct and possession. Consequently, the total amount was reclassified under this item, taking to the Profit and Loss Account the rentals falling due in the period July 1, 2001 - December 31, 2002, totalling 30,484 thousand euros.

Prepaid expenses deriving from the bank surety issued by Mediocredito Centrale in favour of the Ministry of the Economy and Finance - Treasury Department, described in the note to the memorandum accounts, regard the sums paid on December 31, 2002, with the unaccrued portion held over as a prepayment. The accrued portion was treated as an incidental cost of obtaining the licence and, therefore, posted as an increase in the value of said licence.

Prepaid expenses deriving from the bank surety issued by Banca di Roma regard the cost of commissions for the bank surety in favour of R.F.I. relating to the first quarter of 2003, which were paid on December 31, 2002.

NOTES TO THE BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

The following schedule shows movements in shareholders' equity during 2002:

                                                                                                (euro000)
---------------------------------------------------------------------------------------------------------
Movements in shareholders' equity          Share      Legal      Other     Loss   Net loss        Total
                                         capital    reserve   reserves  carried    for the    shareholders'
                                                                        forward       year       equity
---------------------------------------------------------------------------------------------------------
Balances as of 31.12.2001              2.150.000        359    185.356             (79.535)    2.256.180
---------------------------------------------------------------------------------------------------------
Net loss for the year carried
forward in  accordance with the
resolution passed by the
General Meeting of April 22, 2002                                       (79.535)    79.535             -
---------------------------------------------------------------------------------------------------------
Capital contributions (Art. 24.1 of
Articles ofAssociation) in accordance
with the resolutions passed by
the Board of Directors'
meeting and the General Meeting                                172.476                           172.476

---------------------------------------------------------------------------------------------------------

Net profit (loss) for the year                                                  (2.335.973)   (2.335.973)

---------------------------------------------------------------------------------------------------------
Balances as of 31.12.2002              2.150.000        359    357.832 (79.535) (2.335.973)       92.683
---------------------------------------------------------------------------------------------------------

Share capital

As of December 31, 2002 the share capital consisted of 2,150,000,000 ordinary shares with a par value of 1 euro each. The share capital is fully subscribed and paid in by the shareholders.

In compliance with the requirements of art. 2427, section 1, point 18 of the Italian Civil Code, the Company has not issued dividend-bearing shares or convertible bonds.

Capital contributions (other reserves)

This item registered an increase totalling 172,476 thousand euros. This increase was due to the second instalment of payment over ten years of the UMTS licence granted by the Ministry of the Economy and Finance - Treasury Department and other related financial charges, and payment of the instalment falling due on December 31, 2002 for the R.F.I. contract. Such payments have been fully made, except for amounts due from non-strategic shareholders, as reported in the item "Other" under the heading "Debtors". Such requests for payment were carried out in implementation of Board of Directors' resolutions during the year, which, in accordance with the articles of association, were ratified by General Meeting.

Loss for the year

The loss for the year amounts to 2,335,973 thousand euros.

PROVISIONS FOR RISKS

In compliance with Italian Accounting Profession Principle No. 19, the Company did not allocate provisions in relation to cancellation of the debt regarding return of the additional frequency spectrum. For further information on the reasons for this decision, including the Company's full and absolute right to request payment of such debt by its shareholders, see the item "Permits, licences, trademarks and similar rights".

PROVISION FOR EMPLOYEE TERMINATION INDEMNITIES

Movements in the provision for employee termination indemnities during 2002 are shown in the following schedule:

                                            ((euro)000)
-------------------------------------------------------
        Provision for empl. sev. indemnities
-------------------------------------------------------
Balance as of December 31, 2001                     789
Advances and releases                              (972)
Provisions for the period                         1.184
Transfers to supplementary pension
funds                                               (41)
-------------------------------------------------------
Balance as of December 31, 2002                     960
-------------------------------------------------------


CREDITORS

An aging schedule for creditors as of December 31, 2002 is provided at the end of the notes to liabilities and shareholders' equity.

Other lenders

This item breaks down as follows:


---------------------------------------------------------------------------
Other lenders                                  31.12.02            31.12.01
---------------------------------------------------------------------------
Atlanet                                           8.080               4.200
Capitalia (formerly Banca di Roma)                6.725               3.500
Telefonica Moviles Espana S.A.                   25.384               1.843
Solivella Investments                           206.082              14.965
Edison                                            3.335                   -
Sonera                                            3.660                   -
---------------------------------------------------------------------------
Total other lenders                             253.266              24.508
---------------------------------------------------------------------------

The loans granted by Atlanet, Capitalia (formerly Banca di Roma), Telefonica Moviles Espana and Solivella Investments in December 2001 fell due on December 31, 2002. The Company has requested postponement of repayment, until December 31, 2003. Such request, carried out in accordance with the wishes expressed at the Board of Directors' Meeting held on February 19, 2003, and ratified by the Shareholders' Meeting held on the same day, was accepted by the parties, who also agreed to capitalisation of the interest accrued as of December 31, 2002 and falling due on that date.

The line of credit requested from Telefonica Moviles Espana and Solivella Investments on March 3, 2002, in order to cover operating requirements for 2002, amounts to 189,619 thousand euros. A request to extend this facility, which provides for the repayment of principal and interest by December 31, 2002, for a further year was submitted. Such request was also ratified as mentioned above, and the interest accrued to such date was capitalised.

A further loan agreement, similar to those above, was entered into on October 9, 2002 with Edison for an amount of 1,843 thousand euros. A request was also made to postpone repayment of the principal and interest, falling due on December 31, 2002, until December 31, 2003.

Finally, in December 2002, the strategic shareholders (Telefonica Moviles Espana, Solivella Investments, Atlanet, Capitalia and Sonera) were asked to make payments totalling 24,832 thousand euros to cover the failure by certain shareholders to pay amounts due (of which the Company is a third-party beneficiary as a result of binding agreements entered into between the shareholders) in relation to payment of the second instalment of the licence and related financial charges.

Trade creditors

This item breaks down as follows:

                                                                ((euro)000)
---------------------------------------------------------------------------
Trade creditors                                31.12.02            31.12.01
---------------------------------------------------------------------------
Ferrovie dello Stato                            376.320             376.320
Other Italian suppliers                           5.063              45.778
Overseas suppliers                                  270               1.693
Bills to be received                              3.091              62.423
Credit notes to be received                        (375)             (1.438)
---------------------------------------------------------------------------
Total trade creditors                           384.369             484.776
---------------------------------------------------------------------------

As mentioned above, the Company has entered into a contract with R.F.I., with a value of 315 million euros, plus VAT. Such amount is to be paid in 16 annual instalments, without interest due on December 31 of each year. The instalment falling due as December 31, 2002 was paid in January and February 2003. The aging of this account is shown in the schedule provided at the end of the notes to liabilities and shareholders' equity.

The amount referring to bills to be received regards trade creditors for services and goods supplied by the end of the year and not yet billed.

Taxes due

Taxes due primarily relate to withholding tax (IRPEF) deducted from the wages and salaries of employees and freelance professionals, and subsequently paid to the tax authorities in January 2003.

Social security institutions

This item breaks down as follows:

                                                                ((euro)000)
---------------------------------------------------------------------------
Social security institutions                   31.12.02            31.12.01
---------------------------------------------------------------------------
INPS                                                448                 871
Contributions on deferred remuneration               10                 781
INAIL                                               134                 310
INPDAI                                               38                 197
Other social security institutions                   17                 146
---------------------------------------------------------------------------
Total social security institutions                  648               2.305
---------------------------------------------------------------------------

This item refers to the amount due to INPS (448 thousand euros) for contributions due from the Company and its employees for the month of December.

Other creditors

This item breaks down as follows:

                                                                ((euro)000)
---------------------------------------------------------------------------
Other creditors                                31.12.02            31.12.01
---------------------------------------------------------------------------
Other related parties
Telefonica mobile Solution, S.A.U.                   82               7.576
Telefonica Moviles Intercontinental, S.A.                               259
Related parties for bills to be received            830              18.453
Other amounts due to related parties                385                 322
Total other related parties                       1.297              26.610
Other:
Ministery of the Economy                        136.345           1.083.010
Deferred remuneration due to personnel            5.637               4.217
Shareholders                                        394                 394
Directors and Statutory Auditors                    324                 180
Other                                               186                 174
---------------------------------------------------------------------------
Total other                                     142.885           1.087.975
---------------------------------------------------------------------------
Total other creditors                           144.182           1.114.585
---------------------------------------------------------------------------

As mentioned above, the amount due to the Ministry of the Economy - Treasury Department derives from charges for the UMTS licence, representing the difference between the final bid made in order to obtain the licence and the minimum bid price already paid, with deferred payment in the form of 10 annual instalments.

During 2002 this amount was reduced in the following ways:

- As already mentioned in the notes to the item "Permits, licences, trademarks and similar rights" recorded among intangible fixed assets, it was reduced following the Company's decision to exercise its right to return 5 MHz of frequency spectrum, which was duly notified to the Ministry of Communications and the Ministry of the Economy - Treasury Department. Consequently, the Company, with the adequate backing of expert legal advice, reduced its debt to the Ministry of the Economy - Treasury Department by 826,331 thousand euros, which is equivalent to the amount of additional frequency allocated.

- The amount was further reduced following payment of the second instalment on November 30, 2002. The total value of the instalment, totalling 156,647 thousand euros, consisted of the payment of principal totalling 120,334 thousand euros and the payment of interest amounting to 36,313 thousand euros. Interest was calculated on the basis of the rate established by point 9.1 f) of the auction regulations and confirmed by the ministerial communique of December 11, 2002. The interest that accrued in the subsequent month of December has been posted to accrued expenses.

Amounts due to employees consist of redundancy payments granted to outgoing employees, which were negotiated at year end and will be paid during 2003.

Other creditors - related parties

This item regards relations with Telefonica group companies and breaks down as follows:

                                                                 (euro)000)
---------------------------------------------------------------------------
Other related parties                          12.31.02            12.31.01
---------------------------------------------------------------------------
Telefonica mobile Solution, S.A.U.                   82               7.576
Telefonica Moviles Intercontinental, S.A.                               259
Total                                                82               7.835
Bills to be received from Telefonica
  mobile Solution, S.A.U.                           509
Bills to be received from Telefonica Moviles
Intercontinental, S.A.                                                  639
Bills to be received from
  Telefonica Moviles Espana, S.A.                   745              17.220
Bills to be received from
  Telefonica Sistemas, S.A.                          85                  85
Total                                               830              18.453
Other amounts due to related parties                385                 322
---------------------------------------------------------------------------
Total other related parties                       1.297              26.610
---------------------------------------------------------------------------

The amount due to Telefonica Moviles de Espana S.A., amounting to 745 thousand euros, regards activities carried out in preparation for the market launch, originally planned for 2001, and not yet invoiced as of December 31, 2002.

Further information on relations with the Telefonica group is provided in the Management Report on Operations, in the section dealing with related party transactions.

ACCRUED EXPENSES AND DEFERRED INCOME

This item breaks down as follows:

                                                          ((euro)000)
---------------------------------------------------------------------
Accrued expenses and deferred income           31.12.02      31.12.01
---------------------------------------------------------------------
Accrued interest due to the Ministry                772         3.026
Accrued interest due to other lenders               160           144
Other accrued expenses                                -            64
---------------------------------------------------------------------
Total accrued expenses and deferred income          932         3.234
---------------------------------------------------------------------

Accrued expenses include 772 thousand euros regarding interest accrued to December 2002 on the deferral of payment to the Ministry of Communications.

This item also covers the interest accrued on the loans from shareholders, falling due in December 2002 as described above. Such interest amounts to 160 thousand euros, of which 87 thousand euros is due to the Telefonica group.

The aging schedule for creditors and accrued expenses is provided below:

                                                                                        ((euro)000)
-------------------------------------------------------------------------------------------------
                                                              between
                                                 within       2 and 5         over
Creditors                                     12 months         years       5 years         total
-------------------------------------------------------------------------------------------------
Banks                                               419                                       419
Other lenders                                   253.266                                   253.266
Trade                                            33.008        94.200       257.160       384.368
Taxes due                                         1.268                                     1.268
Social security institutions                        648                                       648
Other
   Other related parties                          1.297                                     1.297
   Others                                       126.885        16.000                     142.885
Total other                                     128.182        16.000             -       144.182
Total creditors                                 416.791       110.200       257.160       784.151
Accrued expenses                                    932                                       932
-------------------------------------------------------------------------------------------------
Total creditors and accrued expenses            417.723       110.200       257.160       785.083
-------------------------------------------------------------------------------------------------

MEMORANDUM ACCOUNTS

As of December 31, 2002 the "Memorandum accounts" refer to bank guarantees.

                                                          ((euro)000)
---------------------------------------------------------------------
Memorandum accounts                            31.12.02      31.12.01
---------------------------------------------------------------------
Mediocredito surety                           1.006.444     1.136.733
Capitalia surety (R.F.I.)                        99.000       100.000
Other sureties                                       92           334
---------------------------------------------------------------------
Total guarantees granted                      1.105.536     1.237.067
---------------------------------------------------------------------

The total of 1,105,536 thousand euros represents the balance of the following sureties:

o a surety of 1,006,444 thousand euros issued by MCC in favour of the Ministry of the Economy and Finance - Treasury Department - guaranteeing the commitments, described in paragraph 9.1, letter f) of the auction regulations, given by the licensee following a request for the deferral of payment to the Ministry, in accordance with point 5 a) of the Call for Bids. The value of the surety is based on the residual principal due before the Company exercised its right to relinquish additional spectrum. Awaiting formal notification from the Ministry of Communications on the related reduction, the surety was recorded at the afore-mentioned value of 962,675 thousand euros, plus three six-monthly instalments of interest totalling 43,768 thousand euros; the interest was calculated at a rate of 3.031%. As of December 31, 2002, the surety was pledged in a current account deposit as a back-to-back guarantee of 142,889 thousand euros by the Company's shareholders.

o a surety of 99,000 thousand euros issued by Capitalia in favour of R.F.I. S.p.A. as guarantee for the payments due under the 15-year contract with IPSE, relating to the concession of the right of usufruct and possession regarding a portion of the real estate assets of R.F.I. in order to install telecommunications equipment.

o the remaining amount of 92 thousand euros regards sureties issued in relation to property leases.

NOTES TO THE PROFIT AND LOSS ACCOUNT

TURNOVER

Revenues from sales and services

Revenues from sales and services, totalling 723 thousand euros, derived from the sale of mobile handsets.

Capitalised costs and expenses

No capitalised costs and expenses were suspended during the year.

Other income

Other income primarily regards lease rentals recharged to employees in return for use of company cars.

OPERATING COSTS

Raw, ancillary and consumable materials and goods for resale

The following schedule shows a breakdown of the cost of raw and ancillary materials and goods for resale:

                                                          ((euro)000)
---------------------------------------------------------------------
Raw, ancillary and consumable materials and
goods for resale                                   2002          2001
---------------------------------------------------------------------
Goods for resale                                     23        18.061
Gadgets                                               -           678
Other consumables                                    16         1.214
Stationery and printers                              32           250
---------------------------------------------------------------------
Total                                                71        20.203
---------------------------------------------------------------------

The sharp decrease is due to the interruption of marketing activities in December 2001.

Services

The cost of services breaks down as follows:

                                                          ((euro)000)
---------------------------------------------------------------------
Services                                           2002          2001
---------------------------------------------------------------------
Consultants' fees                                 2.704        14.618
Surety expenses                                   1.004
Seconded personnel                                    -         8.759
Advertising and promotion                             5         4.153
Fairs and expositions                                 -         1.585
Insurance                                           211           129
Travel expenses                                     372         1.112
Utilities                                           719            71
Removals and transport                              720            97
Maintenance                                         914           162
Sponsorship of fairs and events                       -           847
Security and cleaning                               995           629
Agents' commissions                                 272           521
Canteen costs and luncheon vouchers                 506           493
Telecommunications                                  871           485
Personnel training                                   21           479
Other personnel-related costs                       150           356
Fees paid to Directors and Statutory
Auditors                                            217           180
Entertainment expenses                               14           123
Recruitment costs                                                  94
Other services                                    1.380         1.407
---------------------------------------------------------------------
Total                                            11.074        36.299
---------------------------------------------------------------------

The overall contraction in the cost of services is directly linked to the Company's current cost-cutting strategy. The most significant amounts regard consultancy and sureties relating to payments made to Capitalia for the surety issued in favour of R.F.I. in connection with the contract entered into with the latter as described above.

Leases and rentals

This item breaks down as follows:

                                                          ((euro)000)
---------------------------------------------------------------------
Leases and rentals                                2002           2001
---------------------------------------------------------------------
R.F.I. contract                                  20.323
Property leases                                   1.423         1.035
Transmission capacity (line rentals)              1.622         1.038
Car hire                                          1.619           550
Residential accommodation                           187           193
Sundry hire charges                                 442           697
---------------------------------------------------------------------
Total                                            25.615         3.513
---------------------------------------------------------------------

As the schedule shows, leases and rentals primarily refer to the rental due to R.F.I. in relation to the afore-mentioned contract for the period January 1, 2002 - December 31, 2002.

Other items include costs incurred during 2002 for renting properties in via Depero and via Noale. The latter property, which was vacated by the Company in August 2002, was subject to a penalty due to the owners (see the section below on extraordinary expense).

The sum of 1,622 thousand euros regards the cost of using the lines and cables used for transmission between the Company's offices.

Substantial costs were also incurred for car rentals.

Personnel costs

Personnel costs break down as follows:

                                                          ((euro)000)
---------------------------------------------------------------------
Personnel costs                                    2002          2001
---------------------------------------------------------------------
Ordinary and variable remuneration               17.552        21.433
Other contributions                               5.085         5.869
Termination indemnities                           1.184           861
Other                                                 -             8
---------------------------------------------------------------------
Total                                            23.821        28.171
---------------------------------------------------------------------

The following schedule summarises the number of employees at year end.

-------------------------------------------------------
Headcount Ipse 2000
-------------------------------------------------------
Managers                                             11
Supervisors                                          54
Administrative staff                                126
-------------------------------------------------------
Total employees                                     191
-------------------------------------------------------

As required by art. 2427 of the Italian Civil Code, the following schedule shows the average number of employees for 2002.

-------------------------------------------------------
Average headcount Ipse 2000
-------------------------------------------------------
Managers                                             30
Supervisors                                          96
Administrative staff                                262
-------------------------------------------------------
Total employees                                     388
-------------------------------------------------------

Amortisation, depreciation and write-downs

The technical and economic amortisation and depreciation of tangible and intangible fixed assets continued during the year.

The following schedule provides a breakdown by category of asset.

                                                             (euro)000
----------------------------------------------------------------------
B.I. Intangible fixed assets
----------------------------------------------------------------------
    1 start-up and expansion costs                                (25)
    2 research, development and advertising costs                   -
    3 rights                                                     (113)
    4 permits, licences, trademarks and similar rights              -
    7 other                                                    (1.049)
----------------------------------------------------------------------
Total intangible fixed assets                                  (1.187)
----------------------------------------------------------------------
B.II Tangible fixed assets
    2 plant and machinery                                         (51)
    3 industrial and commercial equipment                        (102)
    4 other assets                                               (807)
Total tangible fixed assets                                      (960)
----------------------------------------------------------------------
Total amortisation and depreciation                            (2.147)
----------------------------------------------------------------------

The write-down of amounts due included under current assets, totalling 64,808 thousand euros, regards the amount due from the Treasury Ministry for higher interest paid during 2001 and 2002. This derives from the return of additional frequency spectrum and the subsequent reduction in the amount due to said Ministry as described above in the item "Permits and licences".

Changes in inventories of raw, ancillary and consumable materials and goods for resale

This item reflects the decrease in stocks of mobile handsets and SIM and scratch cards held on deposit with the Company's supplier of logistics services, or held in stock by suppliers, as of December 31, 2002.

Other operating costs

                                                          ((euro)000)
---------------------------------------------------------------------
Other operating costs                              2002          2001
---------------------------------------------------------------------
Contributions                                       132           257
Membership fees                                     277           211
Magazine subscriptions                               31            46
Other                                                34            70
Losses on loans                                      27             -
---------------------------------------------------------------------
Total                                               502           584
---------------------------------------------------------------------


Other operating costs breakdown as follows:

The most important items refer to contributions paid to the State Provincial Treasury and membership fees due for 2002, respectively.

FINANCIAL INCOME AND EXPENSE

Financial income and expense is summarised below:

                                                          ((euro)000)
---------------------------------------------------------------------
Financial income and expense                       2002          2001
---------------------------------------------------------------------
Interest on term deposit                            240           247
Interest on short-term deposit                      291         1.083
Interest on ordinary current account                125           626
Other financial income                               31             1
Total financial income                              687         1.957
Interest expense on borrowing                        43           144
Interest expense paid to shareholders            11.449           150
Other financial expense                              19            36
Other financial expense (commitment fees)         1.030             -
Losses on foreign currency translation               20            62
---------------------------------------------------------------------
Total financial expense                          12.561           392
---------------------------------------------------------------------
Total financial income (expense), net           (11.874)        1.565
---------------------------------------------------------------------

Financial income for the year amounted to 687 thousand euros. This sum includes 291 thousand euros deriving from investment in money market deposits during 2002, and 240 thousand euros in accrued interest consisting of a current account deposit pledged to Capitalia as a back-to-back guarantee for the surety issued by the bank to R.F.I., and accrued interest amounting to 125 thousand euros on bank and post office current accounts.

Financial expense primarily includes interest paid to shareholders on loans granted as described above.

Net financial expense amounted to 11,874 thousand euros.

EXTRAORDINARY INCOME AND EXPENSE

The following schedule provides a breakdown of expense arising outside the Company's ordinary activities.

                                                          ((euro)000)
---------------------------------------------------------------------
Extraordinary expense                              2002          2001
---------------------------------------------------------------------
Penalties for cancellation of advertising
  campaigns                                           -         8.673
Write-downs of fixed assets                      67.234        13.211
Agents' termination indemnities                   1.889             -
Fines and penalties                              11.140             -
Redundancy payments                              27.292             -
Losses on disposals                              10.189             -
Extraordinary expense                             2.527             -
R.F.I. contract                                  11.292
Write-downs of costs capitalised in 2001              -           193
---------------------------------------------------------------------
Total                                           131.564        22.077
---------------------------------------------------------------------

The sum of 67,234 thousand euros refers to the write-down of tangible and intangible assets, initially posted to fixed assets, whose lives are no longer deemed useful, due to the definitive abandonment of the market launch of GSM/GPRS services and the refocusing of strategy on spectrum trading activities.

Fines and penalties derive from interruption of existing contracts. The most significant amount, totalling 7,700 thousand euros, was paid to Agricola Liete S.p.A. following cancellation of the lease on the offices in via Noale.

Redundancy payments, as previously mentioned, relate to agreements negotiated at year end with outgoing employees, of which a portion amounting to 5,637 thousand euros will be paid during 2003.

Losses on disposals relate to sales of fixed assets that cannot be adapted to use within the field of UMTS technology.

Finally, expense relating to the R.F.I. contract refers to costs regarding 2001 previously capitalised among intangible assets. Such costs relate to rentals for the period July 1, 2001 - December 31, 2001 and surety charges incurred during the same year.

Extraordinary write-downs

As explained under the item "Permits and licences", the Company decided to write down the original cost incurred for acquisition of one of the five blocks and related financial charges incurred as of December 31, 2002, for an amount of 2,072,987 thousand euros, equal to 82% of the original cost.

OTHER INFORMATION

LEGAL AND TAX-RELATED PROCEEDINGS

As of December 31, 2002 the Company was not party to any such proceedings.

REMUNERATION OF DIRECTORS AND STATUTORY AUDITORS

The Ordinary General Meeting of November 28, 2000 resolved to pay members of the Board of Directors total remuneration of 75,000 euros per annum. During 2002, a new Chairman of the Board of Directors, Vittorio Ripa di Meana, was appointed with remuneration of 60,000 euros per annum.

The remuneration due to members of the Board of Statutory Auditors for 2002 amounts to 105,000 euros.

Such expense is posted to operating costs.

GENERAL ASPECTS

Information regarding the Company's business purpose, subsequent material events and related party transactions is provided in the Management Report on Operations.

Subsequent material events

Initiatives with regard to regulatory bodies

On October 29, 2002, Ipse 2000 S.p.A. notified the Ministry of Communications of its intention to relinquish its right to be allocated and hold additional 2x5MHz spectrum. In particular, the Company declared that technical, economic and fair trading regulations had compelled them to submit such a request, which was, for the above reasons, justified from a legal viewpoint. Ipse also asked that its relinquishment of supplementary spectrum should release the Company from the obligation to pay the related expenses.

Indeed, the additional spectrum was allocated during the auction - and at a price that should have been particularly favourable - with the deliberate purpose of creating an asymmetrical advantage. However, market changes altered such effects turning them into an asymmetrical disadvantage for IPSE, and as such an unsustainable burden.

On November 29, Ipse 2000 S.p.A. sent a second letter to the Ministry of Communications confirming its request, whilst also making further observations on the demand for urgent measures to reinstate fair trading conditions with regard to UMTS systems.

For its part, the Ministry of Communications decided to seek the opinion of the Communications Authority, particularly regarding the changed effectiveness of the asymmetrical measures. The Authority expressed its view in a letter sent to the Ministry of Communications on February 4, 2003. Whilst stating that any decision on this matter rested exclusively with the Ministry, the Authority saw no substantial objections, and above all no regulatory or legal obligations, that prevented return of the additional spectrum.

Subsequent to this letter sent by the Authority, the assessment process of IPSE 2000 S.p.A.'s motives was deemed to be concluded, as the Company, backed by expert legal advice, did not consider that any formal acceptance by the Ministry of Communications or the Telecommunications Authority was necessary. On May 2, 2003, the Company formally notified the Ministry of Communications, the Communications Authority and the Ministry of the Economy of its decision to relinquish the additional spectrum.

The relinquishment and its effects on Ipse's assets and commitments were reflected in the financial statements by removing the corresponding value of the additional spectrum from the value of the UMTS licence. At the same time, the debt due to the Ministry of the Economy regarding the additional spectrum was cancelled, despite the fact that such a debt is nevertheless guaranteed by the Company's shareholders.

On May 19, 2003, the Ministry of Communications objected that "modifications to licence conditions (...) are determined by the granting authority in accordance with the principles of proportionality, transparency and non-discrimination", and that as return of the frequencies had not been "determined by this ministry, (...) the said notification may not take effect".

The Company intends to defend its right through appropriate legal measures that are currently being studied, whilst maintaining the above accounting treatment in the balance sheet.

No other significant subsequent events occurred.

Renewal of shareholder loan

The loans granted by Atlanet, Capitalia (formerly Banca di Roma), Telefonica Moviles Espana and Solivella Investments in December 2001 and by Edison in October 2002 all fell due on December 31, 2002. The Company has requested postponement of repayment, until December 31, 2003. Such request, carried out in accordance with the wishes expressed at the Board of Directors' Meeting held on February 19, 2003, and ratified by the Shareholders' Meeting held on the same day, was accepted by the parties, who also agreed to capitalisation of the interest accrued as of December 31, 2002 and falling due on that date.

The line of credit requested from Telefonica Moviles Espana and Solivella Investments on March 3, 2002, in order to cover operating requirements for 2002, amounts to 189,619 thousand euros. A request to extend this facility, which provides for the repayment of principal and interest by December 31, 2002, for a further year was submitted. Such request was also ratified as mentioned above, and the interest accrued to such date was capitalised.

Subsequent events occurred between July 8th 2003 and April 10, 2005

Relinquishment of the additional frequency spectrum

In November 2003 the Company submitted another petition to the TAR of the Lazio Region for the application of the provisions of the new Electronic Communication Code. In this petition, the Company argued that the right to relinquish (the frequency spectrum, network or service operation) is now expressly laid down by the Code. Moreover, the Company indicated that one of the effects of the Code was the full change of the sums to be paid as "contribution" for the UMTS frequencies and that, in that respect, the Company paid excess amounts (which should be returned).

A further action, before the Court, has been brought on May 31, 2004 by IPSE against the Italian Government, challenging the subsequent assignment by the Ministry of certain GSM frequencies to the incumbent operators, basically for free. IPSE contends that this assignment has worsened its position as a new entrant and reinforced the arguments set out in the above petition, actually confirming the Government's illegitimate behavior in relation to UMTS operators and technology and depressing artificially the value of frequencies. IPSE also contends, inter alia, that the Code of Telecommunications ("the code") has entirely superseded all prior rules in the sector, including the laws and regulations and implementing rules (including UMTS License terms and conditions) applicable to IPSE; as a result:

(a) because the Code states that, in principle, the value of each 5MHZ block - payable as a "fee" to the Government - is of 7,2 millions Euro per year, and because the Code is expressly retroactive, IPSE has paid amounts in excess for the License and the spectrum (principal and additional) and the Government must reimburse these excess payments to IPSE. Depending on the calculations, IPSE is requesting reimbursement of an amount ranging from
     1.4 and 1.7 billion Euros, in addition to the release from the residual debt of 826 millions Euros for the additional spectrum;

(b) based on a number of other provisions of the Code, IPSE believes that all of its arguments and allegations set out in all the other proceedings are confirmed and actually reinforced.

The legal and technical arguments raised by IPSE, if accepted in whole or in part by a Court of law, would have a very significant effect also on the other operators and on the UMTS Licenses as a whole. Potentially, the Italian Government could be called, in case of negative outcome for it, to reimburse very material amounts (previously cashed in the UMTS auction procedure) and/or to materially amend / suspend the application of the Code, in whole or in part. All the actions filed by IPSE have been joined and the hearing has been fixed for June 8, 2005 when a final decision could be taken by the Court on all the matters.

As related to the European Commission, the Company submitted in June 2003 a petition alleging a violation of community laws. Upon receipt of this petition, the European Commission sent a letter (of a so-called administrative nature) whereby clarifications were sought from the Italian State, concerning both the rejection of the Company's relinquishment and the other measures adopted (on the allocation of new frequencies to the GSM operators) which, according to the Directors, gave rise to anti-competitive effects on the Italian market. By letter dated December 21, 2004, the Commission informed IPSE of its intention not to pursue IPSE's case. In response thereto, IPSE has filed a further complaint, dated February 2, 2005, inviting the Commission to reconsider its position and requested a meeting. Further to such meeting, the Commission reserved a decision and pointed out, especially with regard to the assignment of GSM frequencies (see point 1.b above), that an additional separate claim be posted by IPSE directly with the Competition Services of the Commission.

On December 1, 2003, when the installment due to the Ministry of the Economy on November 30, 2003 was paid, the Company paid also the interest accrued until November 30, 2003 on the debt for the additional spectrum, which had been eliminated from company accounts in fiscal year 2002. This payment gave rise to an amount receivable from the Ministry of the Economy for the same amount. The Company's shareholders paid the interest accrued on the debt for the additional spectrum (reserving the right to seek restitution) in order not to undermine the Company's claims, for which proceedings had been initiated or would eventually be initiated, and to spare the shareholders the additional payments triggered by reason of the guarantees presented, and the resulting requests for restitution to the State.

License valuation and realization

In 2004 the Company asked to Banca IMI, an updating of its Fairness Opinion on the UMTS License valuation performed one year earlier. In June 2004, Banca IMI confirmed the fairness valuation of the UMTS License from the precedent year, based on improve market conditions (three out of four operators had already launched there 3G services), lower operating costs and a lower tax rate, compared with the precedent year figures. The value of the license was determined on the basis of the best information available and estimates subject to significant uncertainty, especially concerning:

(i) The lack, to date, of any agreement with other operators, and the resulting effects on the coverage obligation;

(ii) The expected developments in the UMTS market, the ability to estimate the time necessary for users to migrate from the GSM/GPRS to the UMTS platform, the mix of services applicable in individual high-migration geographic areas and the dimensioning of the technological structures on which the calculation of cost savings is based;

(iii) The bargaining ability to obtain a sum today for an asset that will begin to yield its benefits several years from now.

Furthermore, as at June 30, 2004, the Company did not comply with the coverage obligation set forth by article 8 of the terms and conditions of the UMTS license. In fact, as explained in the pending administrative proceedings, especially those before the Regional Administrative Court (locally known as TAR) of the Lazio Region in November 2003, and on the basis of the new legal framework introduced by the Electronic Communication Code, the Company is of the opinion that it is not required to fulfill the original coverage obligation provided for by the UMTS license. However, the Ministry of Communications is considering the original coverage obligation enforceable and is contemplating the possibility of starting a sanctioning procedure against the Company. A proceeding, between Ipse and the Government has in 2004 been commenced by IPSE before the Court since:

(i) IPSE contends that, again, the Code provides no such requirement and has superseded the prior coverage obligations; as a result, it is no longer bound thereto;

(ii) IPSE, as permitted under Art. 14 of the Code and in furtherance of EU Directives, has notified the Ministry its intention to become a "spectrum trader" i.e. disposing commercially of its frequencies / license. IPSE argues that, under the Code, spectrum trading exonerates the trader from any coverage requirement, which (if any, see above) should fall on the counterparty of a spectrum trading transaction.

The Ministry, after an initial approach seemingly confirming IPSE's position, has later changed its position, hinting that failure to comply with coverage obligations (which, in its view, have survived) may result in sanctions, up to and including the revocation of the License. IPSE has therefore proceeded to challenge the Ministry's official documents on this aspect, again before the Rome Administrative Court, by writ notified on October 13, 2004.

Based on the foregoing there are significant uncertainties in interpreting the law on the dissolution of the coverage obligations, as claimed by the Company, and the nature of the sanctions that might be inflicted at the end of an inquiry, considering that the Electronic Communication Code allows the Ministry of Communications, in the presence of "serious" violations, to adopt measures designed to........."prevent a company from continuing to provide, in whole or in part, networks or electronic communication services, suspending or canceling rights of use". Any such measure would give rise to significant effects for the ability of the Company to implement its "spectrum trading" strategy.

As permitted under the New Telecommunications Code, entered into force on August 1, 2003, and by decision of the Board of Directors, IPSE started negotiations with all the Italian Mobile Operators, for the rent and / or sale of its frequency spectrum. Consequently, IPSE has notified the Ministry of Communications of its intention to opt for the spectrum trading business model stating, as requested by the Ministry, that it would be prepared, in case of successful outcome of the negotiations, to renounce to become a direct operator (as a consequence of the transfer of the spectrum awarded with the licence). During September 2004, Ipse has received from all the Italian mobile operators (Tim, Vodafone, Wind, and H3G) expressions of interest for the acquisition of blocks of frequencies. The Company is now evaluating how to proceed with any possible negotiation in order to obtain the best available conditions for the sell. At the same time, negotiations were commenced between some of IPSE's shareholders and third parties, to sell 100% of IPSE's equity. To the best of IPSE's Management knowledge, in addition to the value of the frequencies, a factor to be taken into account would be that the acquisition of IPSE's shares by a profit making company could be accompanied by a future tax benefit for the purchaser, therefore increasing the value of IPSE's spectrum. In this respect, on December 24, 2004, ENEL (national electricity utility company, owner of 100% of equity of the integrated telecommunication operator Wind) announced its intention to buy 100% of IPSE's shares for a maximum price of (euro) 792 million. On December 31st 2004 both IPSE and ENEL announced the interruption of these negotiations mainly for reasons internal to ENEL.

During the first months of 2005, other discussions with other potentially interested third parties, were carried on, However, such discussions have not to date produced any concrete development.

As of the date hereof, Management has no elements to make any statement or assessments about the possible outcome of any negotiation already done or on-going with third parties.

RFI contract settlement

The Company through a letter dated November 27, 2003 exercised its withdrawal rights for serious reasons from the agreement with Rete Ferroviaria Italiana
(RFI), covering the use of 1,500 sites owned by this company. In December 2003, the Company initiated legal proceedings under article 700 of the code of civil procedure in order to obtain legal forced relief in order for such withdrawal effects to take place immediately. The claim was rejected on December 31, 2003, as the Court of Rome denied the existence of "a danger" in all the cases presented by the Company, rebutting all the arguments to support the dissolution of IPSE 2000 S.p.A.'s contractual obligations but indicating repeatedly the possible application to this agreement of the rules typically applicable to leasing. Subsequently, as required under the contract, Ipse started an arbitration procedure against RFI seeking confirmation of the validity of its withdrawal from the contract. On March 2005, the parties have reached a settlement, which is to be formalized and executed no later than the first week of May 2005, on the following terms and conditions:

Ferrovie acknowledges the validity of IPSE's withdrawal dated November 27, 2003 and further that IPSE has neither selected, nor obtained the use of any sites;

Both parties acknowledge that the amount of 120 million Euros (including VAT) is the sum owed by IPSE as consideration for:

(i) the exclusivity granted by Ferrovie to IPSE for 4 years, during which Ferrovie could not dispose of any of the sites;

(ii) the preference right granted to IPSE by Ferrovie for the subsequent 3 years.

Given the amount already paid by IPSE and to be set off against the above, IPSE shall pay to Ferrovie, in full and final settlement of the contract and the controversy being arbitrated, the sum of Euro 93.360.000 (VAT included). The effect of the foregoing settlement will be recorded as a loss of approximately 40 million Euros in Ipse's 2004 financial statements.

In relation to all legal matters discussed above, it must be noted that the foregoing is a summary report of the current status of proceedings pending and issues involved; though the foregoing statements are a true and fair summary, they however must be qualified to the extent that the full legal analysis thereof is contained in the company legal counsel reports, which shall be deemed to be the sole comprehensive legal analysis applicable to the cases and issues.

Summary of Principle GAAP Differences

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Italy ("Italian GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). The Company has not prepared financial statements in accordance with US GAAP or prepared a reconciliation of its financial statements to US GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between financial statements of the Company prepared under US GAAP and under Italian GAAP. In addition, the Company cannot estimate the net effect that applying US GAAP would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information. However, the effect of such differences may be material, and in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these differences. The following summary may not include all differences that exist between Italian GAAP and US GAAP.

The following paragraphs summarize certain significant differences between Italian GAAP and US GAAP as of December 31, 2002 and not differences that may exist presently. This description is not intended to provide a comprehensive listing of all such differences specifically related to the Company or the industries in which it operates. US GAAP is generally more restrictive and comprehensive than Italian GAAP regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

Revenue Recognition

Under Italian Accounting Principles revenues are generally recognized when ownership has been transferred or services rendered and are generally measured as the amount invoiced to the client.

Under US GAAP, revenue is generally realized or realizable and earned when all of the following conditions have been satisfied: (a) persuasive evidence of an arrangement exists; (b) goods are delivered or service is rendered with a resultant transfer of risks and reward to the buyer; (c) price is fixed or determinable; and (d) collectibility is reasonably assured.

Start Up, Marketing, and Research Costs

Under Italian Accounting Principles, certain costs related to the formation, start up, marketing and research of a company may be deferred and capitalized as an intangible asset and amortized on a straight-line basis over a period not exceeding five years, if certain conditions are met. These costs are written down to their recoverable amount when an impairment exists.

Under US GAAP, formation, start-up, marketing, and research and development costs are expensed as incurred.

Extinguishment of Liabilities

Under Italian GAAP when a discrepancy exists between a legal interpretation of the law of the creditor which relates to existence of the obligation for the Company it is Board of Directors responsibility to appropriately support the extinguishment of the debt through an independent legal opinion.

Under US GAAP a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met: (a.) The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds, or (b.) The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

In a legal defeasance, generally the creditor legally releases the debtor from being the primary obligor under the liability. Whether the debtor has in fact been legally released from being the primary obligor under the liability, either judicially or by the creditor is a matter of law.

Deferred Taxes

Italian Accounting Principles and U.S. GAAP are substantially aligned.

The most significant differences are as follows: (a) according to Italian Accounting Principles a deferred tax liability should not be recorded when the liability is unlikely, and (b) under Italian Accounting Principles deferred tax assets are recorded only if there is a reasonable certainty of their future recovery.

Under U.S. GAAP, deferred taxes are recorded for all temporary differences, including net operating loss carry-forwards. In addition, under U.S. GAAP, the Company would record a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event that the Company was to determine that it would not be more likely than not to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determinations were made. Under US GAAP deferred tax assets are based on rates that have been enacted.

Impairment of Long-Lived Assets

According to Italian Accounting Principles long-lived assets are generally tested for impairment, when circumstances indicate a potential impairment. When an impairment other than temporary is identified, an impairment loss should be charged to income. When there is a change in the economic conditions, previous impairment can be reversed. Italian Accounting Principles do not address the concept of an asset group, which exists under U.S. GAAP.

Under U.S. GAAP a long-lived asset (asset group) shall be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If a fixed asset is impaired, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Once an impairment under U.S. GAAP is recognized, it cannot be reversed, except in certain circumstances such as when assets are classified held-for-sale or reclassified from assets held-for-sale to assets held for use.

Employees' Severance Indemnities (Reserve for Termination Indemnities)

Under Italian Accounting Principles, employees' severance indemnities ("TFR") are accrued, net of advances paid, on the basis of what would be paid to them if they left the company at period-end, without taking into account future leaving or discounting the liability.

Under U.S. GAAP, EITF 88-1, "Determination of Vested Benefit Obligation for a Defined Benefit Plan" addresses the accounting for the provisions of TFR, which allows a Company to adopt an accounting method similar to Italian GAAP, or to recognize an obligation based on the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee's expected date of separation or retirement

Provision for Risks and Charges

Under Italian Accounting Principles, provisions for liabilities and charges should be made to cover losses or debts, the nature of which are clearly defined and which at the balance sheet date are either likely to be incurred or certain to be incurred, but for which the amount of, or the date on which they will arise, is uncertain. The amount of future cash expenditures expected to be required to settle the obligation is not required to be discounted. In particular, restructuring costs can be recorded when an enterprise has formally decided to carry out the restructuring plan and the related costs can be reliably estimated.

Under U.S. GAAP, loss contingencies are recorded when (a) it is probable that an asset has been impaired or a liability has been incurred and (b) the amount can be reasonably estimated.

Accounting and Disclosure Requirements for Guarantees

Under Italian Accounting Principles, guarantees are recorded in the memorandum accounts.

Under U.S. GAAP, beginning in 2002 certain information is required to be disclosed in the financial statements, while effective for certain guarantees issued or modified after December 31, 2002, a guarantor is required to measure and record a liability for the fair value of the obligations undertaken in issuing the guarantee and disclose the characteristics of the guarantees in the financial statements .

Restructuring Costs

Under Italian GAAP Restructuring costs may be accounted if an entity's commitment to a plan exists and is approved by the Board of Directors.

Through December 31, 2002, US GAAP and Italian GAAP were similar as it related to the accounting for restructuring costs. The primary difference related to the timing of when the restructuring costs were expected to be incurred. Under U.S. GAAP, the time frame for utilization of restructuring reserves should not be more than one year, while under Italian GAAP, the utilization of restructuring reserves does not have a specified limited time frame.

Effective for exit or disposal activities initiated after December 31, 2002, US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under US GAAP, fair value is the objective for initial measurement of the liability. In respect to other exit costs, liabilities are simply recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

Capital Increase Costs

Under Italian Accounting Principles, costs incurred in connection with the issuance of equity (e.g., capital increases, mergers, spin-offs, acquisitions) may be capitalized and amortized on a straight-line basis over a maximum period of five years.

Under U.S. GAAP, such costs are recorded as a reduction of shareholders' equity.

Differences in Presentation and classification of income

Income Statement Presentation

Under Italian Accounting Principles, the statement of income provides to the reader the "Value of production" and the "Costs of production" realized and does not provide the reader with the value of sales and revenues or the cost and expenses applicable only to sales and revenues. Therefore, costs are classified by nature and not by destination.

Under U.S. GAAP, the function of the transaction is presented in the statement of income by separately presenting such line items as "Net sales and gross revenues," "Costs and expenses applicable to sales and revenues," "Gross profit," "Other operating costs and expenses," "Selling, general and administrative expenses," "Non-operating income and expenses," "Interest and amortization of debt discount and expense" and "Income or loss from continuing operations," which may not be similarly or separately disclosed on the face of the income statement under Italian Accounting Principles. Additionally, costs and expenses applicable to sales and revenues are included in the Italian presentation of the income statement as "Change in work in progress, semi-finished and finished product inventories," "Raw materials and supplies," "Services," "Personnel" and other applicable costs within "Costs of production." Non-operating income presented in U.S. GAAP financial statements would include the portion of "Other income and revenues" that would not be classified as operating income on a U.S. GAAP income statement. Certain items included in "Other income and revenues" under Italian Accounting Principles would be netted against cost of goods sold or other operating expenses.

In addition, certain changes in accounting estimates are recorded within the caption "Other income and revenues" if positive and in the caption "Other operating costs" if negative under Italian Accounting Principles. Such changes are recorded within the income statement caption which the original estimate was recorded for U.S. GAAP purposes.

Under Italian Accounting Principles, extraordinary items generally include items of a non-recurring nature. Certain recurring items are also reported as extraordinary items under Italian Accounting Principles, such as gains and losses on disposal of certain fixed assets and investments, adjustments of prior year accruals to actual amounts realized and other matters.

Under U.S. GAAP, the definition of extraordinary items is more restrictive than Italian Accounting Principles and only items that are both unusual in nature and infrequent in occurrence are classified as extraordinary, net of tax effect. Under U.S. GAAP, the restructuring costs generally are not considered as extraordinary items. Under Italian Accounting Principles such costs have to be classified as extraordinary.

Cash Flows Statement

Cash flows statement information is provided voluntarily under Italian Accounting Principles.

Under U.S. GAAP, a cash flow statement is required. In addition, foreign currency translations adjustments are not included in cash flows provided by investing activities but as a separate item. Also, the cash flow format under U.S. GAAP would reconcile the beginning and end of the year cash. Under US GAAP interest and dividend paid and received in general are presented in operations. Finally, US GAAP allows cash flows to be presented both under the direct or indirect method.

Differences in Disclosure

There are a number of significant disclosure differences between Italian Accounting Principles and U.S. GAAP. Disclosures in financial statements are generally more extensive under U.S. GAAP than under Italian Accounting Principles. Some of the areas where U.S. GAAP require more disclosure than Italian Accounting Principles include the following:

(a)  description of cash and cash equivalents;

(b)  details of balance sheet risks and commitments;

(c)  concentrations of credit risk;

(d)  details of financial instruments including:

     (i)  market values; and

     (ii) nature of instruments and terms, including credit and market risk, cash requirements, information regarding financial instruments used to hedge firm commitments, amount of loss if any party to the financial instruments fails to perform, and policy regarding collateral requirements;

(e) financing facilities and terms including the description of the debt instrument, due dates, interest rates, whether the debt is secured or unsecured, any repayments due for the subsequent five years;

(f) description of leasing commitments including minimum lease payments for the five subsequent years;

(g)  the amount of asset valuation allowance on inventories and investments;

(h) reconciliation from the statutory tax rate to the effective tax rate and information regarding net operating loss carry-forwards and their dates of expiration;

(i) earnings per share information (the earning per share information is provided voluntarily under Italian Accounting Principles and is required U.S. GAAP only for public companies);

(j)  reporting of comprehensive income (US GAAP);

(k) non-cash transactions reference to the statement of cash flows and interest and income taxes paid during each year;

(l) financial information relative to segments, such as revenues, operating income and identifiable assets and export sales by geographic area and major customers;

(m) classification of leasehold improvements and capitalized software and debt issue costs;

(n)  narratives relating to the use of estimates;

(o)  details of related party transactions; and

(p) the impact, or expected impact, of recent accounting pronouncements in accordance with SAB No. 74.

Recently Issued Accounting Pronouncements

Currently there are no pronouncements in draft issued by Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, and such body is not expected to issue new pronouncements, because its main functions have been taken over by the new Italian accounting regulatory body "Organismo Italiano di Contabilita", which was created in 2003. The Organismo Italiano di Contabilita has not yet issued any pronouncements in draft.

The following is a summary of accounting pronouncements that were issued or effective subsequent to 2002 relating to US GAAP that may be relevant to the
Company:

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34)" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure requirements of FIN 45 were applicable for the year ended December 31, 2002. The initial recognition and initial measurement provisions of FIN 45 are applicable starting on January 1, 2003.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal use of the asset. A corresponding asset is recorded, which is depreciated over the life of the asset to be retired. Subsequent to the initial measurement of the asset retirement obligation, the liability is adjusted at the end of each period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. The adoptino of SFAS No. 143 is effective on January 1, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial and accounting reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee

Termination Benefits and Other Costs to Exit an Activity (including certain costs Incurred in a Restructuring)." The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets of APB Opinion No. 29, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

                                                            Carlos J. Macra
                                                        Chief Executive Officer