Form 20-F/A
period 2004-12-31
TELEFONICA S A
filed 2005-04-22
CIK 814052

As filed with the Securities and Exchange Commission on April 22, 2005.
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

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

                        Item 17 [ ]   Item 18 [X}

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                       AMENDMENT TO APPLICATION OR REPORT
                FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                TELEFONICA, S.A.

                          AMENDMENT NO. 1 TO FORM 20-F

The undersigned registrant hereby amends Appendix A-1 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed by Telefonica, S.A., on April 18, 2005 (the "Form 20-F") to include a revised audit report of Deloitte & Touche S.p.A. regarding the 2002 financial statements for IPSE 2000.

Other than the foregoing items and conforming changes related thereto, this Amendment No. 1 does not amend, update or restate any other Items or sections of the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F on April 18, 2005. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to April 18, 2005. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

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

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 on its behalf.



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


Date: April 22, 2005

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in Italy.

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

No adjustments have been reported to the figures included in the financial statements filed with the Italian Authorities


----------------------------------------------------------------------------------------
BALANCE SHEET - ASSETS                        31.12.2003      31.12.2002      31.12.2001
                                            --------------------------------------------
                                            Unaudited(*)                   Unaudited (*)
----------------------------------------------------------------------------------------
(Euro)
A)  UNPAID CALLED-UP SHARE CAPITAL                     -               -               -
B)  FIXED ASSETS
    I- Intangible fixed assets
       1) start-up and expansion costs             25,141         50,282          75,423
       2) research, development and
           advertising expenses                         -              -       1,642,523
       3) industrial patents and intellectual
           property rights                         90,204        339,131       3,226,692
       4) permits, licenses, trademarks and
           similar rights                     450,430,431    450,430,431   3,557,969,954
       6) intangible fixed assets in
           process and advances                         -              -      39,051,270
       7) other                                         -      4,196,864      22,607,777
                                            --------------------------------------------
                                              450,545,777    455,016,709   3,624,573,639

   II- Tangible fixed assets
       2) plant and machinery                         496        319,488      16,908,660
       3) industrial and commercial
           equipment                                7,528        283,062         345,446
       4) other                                   273,690      3,137,107      10,192,279
       5) tangible fixed assets under
            construction and advances                   -              -         399,702
                                            --------------------------------------------
                                                  281,714      3,739,657      27,846,087

  III- Fixed asset investments
       5)long Term Deposit                     10,053,369      9,852,137       9,612,001
                                            --------------------------------------------
                                               10,053,369      9,852,137       9,612,001


Total fixed assets (B)                        460,880,859    468,608,503   3,662,031,727


C)  CURRENT ASSETS
    I- Inventories
       4) finished goods and goods for resale           -              -       1,211,717
                                            --------------------------------------------
                                                        -              -       1,211,717

   II- Receivables
       1) due from customers                      616,589      2,801,452      10,729,541
       5) due from others                     128,021,973    107,494,071      73,776,919
                                              128,638,562    110,295,522      84,506,460

  III- Short-term investments
       7) Short term deposits                                                 14,500,000
                                            --------------------------------------------
                                                        -              -      14,500,000

   IV- Cash on hand and in banks
       1) bank and post office deposits         1,744,644     12,054,931       3,667,149
       3)cash and notes on hand                     3,206             60             351
                                            --------------------------------------------
                                                1,747,850     12,054,990       3,667,500


Total current assets (C)                      130,386,412    122,350,512     103,885,677


D)  ACCRUED INCOME AND PREPAID EXPENSES       264,244,992    287,766,952     121,249,667

                                            --------------------------------------------
          TOTAL ASSETS                        855,512,263    878,725,968   3,887,167,071
                                            --------------------------------------------

----------------------------------------------------------------------------------------
(*) Unaudited under US GAAS, although these Financial Statements were audited under
Italian GAAS.

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET - SHAREHOLDERS' EQUITY AND LIBILITIES          31.12.2003          31.12.2002         31.12.2001
                                                    --------------------------------------------------------------------------------
                                                           Unaudited(*)                           Unaudited(*)
------------------------------------------------------------------------------------------------------------------------------------
(Euro)
A)  SHAREHOLDERS' EQUITY
    I-     Share capital                              2,150,000,000                  2,150,000,000                   2,150,000,000
    IV-    Legal reserve                                    359,347                        359,347                         359,347
    VII-   Other reserves                               518,040,678                    357,832,444                     185,355,527
    VIII-  Retained earnings (accumulated deficit)   (2,415,508,615)                   (79,535,356)                              -
    IX-    Loss for the period                         (105,131,170)                (2,335,973,260)                    (79,535,356)
                                                    --------------------------------------------------------------------------------
Total shareholders' equity (A)                          147,760,241                     92,683,175                   2,256,179,518

B)  ALLOWANCES FOR RISKS AND CHARGES                      2,155,000                              -                               -
                                                    --------------------------------------------------------------------------------
C)  EMPLOYEE TERMINATION
    INDEMNITIES                                             246,587                        959,805                         788,519

D)  PAYABLES
       3)  payables to banks                                     0                         419,103                             189
       4)  due to other financial institutions
             (shareholders loan)                       315,594,413                     253,266,034                      24,508,048
       6)  due to suppliers         (**) 330,240,000   370,962,552  (**)351,360,000    384,368,761  (**)367,200,000    484,775,802
       11) taxes due                                       359,003                       1,267,994                         789,597
       12) due to social security institutions             231,330                         647,529                       2,305,460
       13) other payables
           a) due to other related parties                  90,657                       1,296,721                      26,610,331
           b) due to others                             17,305,024 (**)16,010,000      142,885,109  (*)962,676,000   1,087,975,526

Total payables (D)                                     704,542,979                     784,151,250                   1,626,964,953

E)  ACCRUED EXPENSES AND DEFERRED INCOME                   807,457                         931,738                       3,234,081

                                                    --------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES    855,512,263                     878,725,968                   3,887,167,071
                                                    --------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
MEMORANDUM ACCOUNTS                                     31.12.2003                      31.12.2002                      31.12.2001
------------------------------------------------------------------------------------------------------------------------------------
A)  Garantees received
     1) guarantees received by banks                   970,452,619                   1,105,536,709                   1,237,067,320
                                                    --------------------------------------------------------------------------------
           MEMORANDUM ACCOUNTS                         970,452,619                   1,105,536,709                   1,237,067,320
                                                    --------------------------------------------------------------------------------

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