Form 20-F
period 2005-12-31
TELEFONICA S A
filed 2006-04-12
CIK 814052

As filed with the Securities and Exchange Commission on April 12, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission file number: 1-9531

TELEFÓNICA, S.A.
(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of incorporation or organization)

Gran Vía, 28, 28013 Madrid, Spain
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value €1.00 per share*	New York Stock Exchange
American Depositary Shares, each representing three	New York Stock Exchange
Ordinary Shares

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2005 was:

Ordinary Shares, nominal value €1.00 per share: 4,921,130,397

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

F.	DIVIDENDS AND PAYING AGENTS	136
G.	STATEMENTS BY EXPERTS	136
H.	DOCUMENTS ON DISPLAY	136
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	137
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	154
PART II		154
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	154
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
	OF PROCEEDS	154
ITEM 15.	CONTROLS AND PROCEDURES	154
ITEM 16		154
A.	AUDIT COMMITTEE FINANCIAL EXPERT	154
B.	CODE OF ETHICS	155
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	155
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	155
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	155
PART III		157
ITEM 17.	FINANCIAL STATEMENTS	157
ITEM 18.	FINANCIAL STATEMENTS	157
ITEM 19.	EXHIBITS	157

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “expect”, “aim”, “hope”, “anticipate”, “intend”, “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” and include statements regarding our intent, belief or current expectations with respect to, among other things:

  the effect on our results of operations of competition in the Spanish telecommunications market and our other principal markets;

  trends affecting our financial condition or results of operations;

  acquisitions or investments which we may make in the future;

  our capital expenditures plan;

  our estimated availability of funds;

  our ability to repay debt with estimated future cash flows;

  our shareholder remuneration policies;

  supervision and regulation of the Spanish telecommunications sector and of the telecommunications sectors in other countries where we have significant operations;

  our strategic partnerships; and

  the potential for growth and competition in current and anticipated areas of our business.

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

  changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services;

  changes in currency exchange rates and interest rates;

  the impact of current, pending or future legislation and regulation in Spain, the European Union and other countries where we operate;

  the actions of existing and potential competitors in each of our markets;

  the outcome of pending litigation; and

  the potential effects of technological changes.

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

     As used herein, “Telefónica”, “Telefónica Group” and terms such as “we”, “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries unless the context otherwise requires.

     Following are definitions of certain technical terms used in this Annual Report:

     “Access” refers to a connection to any of the telecommunications services offered by the Telefónica Group. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting our number of customers. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer: a fixed telephony access and a broadband access. The following are the main categories of accesses:

  Fixed Telephony accesses: includes PSTN lines (public switched telephone network), ISDN lines (integrated services digital network) and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines to service as follows: PSTN (x1); basic ISDN (x1); primary ISDN
  (x30, 20 or 10); 2/6 digital access (x30);

  Internet and data accesses: includes broadband accesses (wholesale ADSL and retail ADSL lines), narrowband accesses (internet service through the PSTN) and other accesses (unbundled local loops, circuits and other accesses including WiFi and fiber optic cable);

  Pay TV: includes cable TV and Imagenio IP TV (Internet Protocol TV); and

  Mobile accesses: includes mobile telephony.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     In this Annual Report, references to “dollars” or “$” are to United States dollars, references to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.

     Since January 1, 2005, our consolidated annual and interim financial statements, including our consolidated financial statements as of and for the year ended December 31, 2005, are and will be prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“IFRS”). IFRS, as adopted by the European Union and applied by us in our consolidated financial statements as of and for the year ended

December 31, 2005, do not differ from IFRS, as published by the International Accounting Standards Board (IASB), effective as of December 31, 2005, and therefore, comply in full with IFRS, as published by the IASB. Our consolidated financial information as of and for the year ended December 31, 2004 included in our annual consolidated financial statements was restated in accordance with IFRS. For quantitative information regarding the adjustments required to reconcile our Spanish GAAP financial information to IFRS, see note 2 to our consolidated financial statements as of and for the year ended December 31, 2005 prepared under IFRS.

     IFRS differs in certain significant respects from Spanish GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Spanish GAAP, and readers should avoid such a comparison.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

    Not applicable.

B. ADVISORS

    Not applicable.

C. AUDITORS

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial data of Telefónica, S.A. You should read this table in conjunction with “Item 5—Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this Annual Report. The consolidated income statement data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Please refer to note 23 to our Consolidated Financial Statements for a discussion of these differences.

     The basis of presentation and principles of consolidation are described in detail in notes 2 and 4.z, respectively, to our Consolidated Financial Statements.

	As of or for the year ended December 31,

	2004	2005

	(euro in millions, except per share and ADS data)
IFRS
Consolidated Income Statement Data
Net sales and rendering of services	30,280.92	37,882.16
Other income	1,133.41	1,418.26
Supplies	(7,637.33)	(10,065.05)
Personnel expenses	(5,095.17)	(5,656.34)
Other expenses	(6,459.80)	(8,302.60)

Operating income before
depreciation and amortization (OIBDA)	12,222.03	15,276.43
Depreciation and amortization	(5,666.03)	(6,717.68)
Operating Income	6,556.00	8,558.75
Share of profit (loss) of associates	(50.49)	(128.21)
Net financial expenses	(1,462.06)	(1,796.37)
Net exchange differences	(177.05)	162.04

Net financial income (expense)	(1,639.11)	(1,634.33)
Profit before taxes from continuing operations	4,866.40	6,796.21
Corporate income tax	(1,512.78)	(1,969.15)

	As of or for the year ended December 31,

	2004	2005

	(euro in millions, except per share and ADS data)
Profit for the year from continuing operations	3,353.62	4,827.06

Profit from discontinued operations after taxes	131.97	—

Profit for the year	3,485.59	4,827.06
Minority interests	(309.92)	(381.21)
Profit for the year attributable to equity holders of the parent	3,175.67	4,445.85
Weighted average number of shares (thousands)	4,987,751	4,870,852
Earnings per share attributable to equity holders of the parent
(euros)(1)(2)	0.637	0.913
Earnings per ADS(1)(2)	1.910	2.738
Weighted average number of ADS (thousands)	1,662,584	1,623,617

Consolidated Balance Sheet Data
Cash and cash equivalents	914.35	2,213.21
Property, plant and equipment	23,193.37	27,992.60
Total assets	60,078.86	73,173.77
Non-current liabilities	27,742.58	35,126.47
Equity (net)	12,342.47	16,158.43
Book value per ordinary share (euros)	2.475	3.317

Consolidated Cash Flow Data
Net cash provided by operating activities	10,131.13	11,139.14
Net cash used in investing activities	(5,808.16)	(9,592.02)
Net cash used in financing activities	(3,936.61)	(434.67)
Cash dividends per ordinary share (euros)	0.400	0.500

	As of or for the year ended December 31,

	2001	2002	2003	2004	2005

	(euro in thousands)
U.S. GAAP(3)
Consolidated Income Statement Data
Total revenues	31,577.20	28,912.60	27,708.40	29,854.90	35,993.30
Income (loss) before tax	(6,693.81)	(8,669.63)	3,866.05	3,947.58	6,056.12
Corporate income tax	(481.40)	3,383.16	(1,125.73)	(1,400.81)	(1,911.92)
Net income	(7,175.21)	(5,286.47)	2,740.32	2,546.77	4,144.20
Net income per share(1)	(1.403)	(1.027)	0.531	0.511	0.851
Net income per ADS(1)(2)	(4.210)	(3.082)	1.594	1.532	2.552

Consolidated Balance Sheet Data
Total assets	90,741.77	66,905.14	61,264.42	62,455.91	76,647.79
Long-term debt	27,771.20	21,778.00	18,310.00	14,881.90	25,167.58
Shareholders’ equity	31,470.47	16,667.84	16,888.02	15,872.85	19,221.96
Book value per ordinary share	6.155	3.239	3.274	3.182	3.946

Consolidated Cash Flow Data
Net cash provided by operating activities	8,995.8	9,019.5	9,558.7	10,042.7	10,891.44
Net cash used in (provided by) investing
activities	(9,528.5)	(5,585.4)	(5,462.8)	(8,543.1)	(9,290.75)
Net cash used in (received from) financing
activities	(1,347.0)	(2,082.0)	(4,220.0)	(2,264.6)	(803.53)
Cash dividends per ordinary share (euros)(1)	—	—	0.450	0.400	0.500

(1)	The per share and per ADS computations for all periods presented have been presented using the weighted average number of shares outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented.
(2)	Each ADS represents the right to receive three ordinary shares. Figures do not include any charges of the Depositary.
(3)	U.S. GAAP data for the years ended December 31, 2001, 2002, 2003 and 2004 has been restated retroactively to eliminate the monetary adjustment for inflation in hyperinflationary economies. For additional information, please refer to note 23 to our Consolidated Financial Statements included elsewhere in this document.

Exchange Rate Information

     As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on April 6, 2006 was $1.2216 = €1.00.

     The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate

Year ended December 31,	Period end	Average(1)	High	Low

2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667

Source: Federal Reserve Bank of New York.

(1) The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

	Noon Buying Rate

Month ended	High	Low

October 31, 2005	1.2133	1.1914
November 30, 2005	1.2067	1.1667
December 31, 2005	1.2041	1.1699
January 31, 2006	1.2287	1.1980
February 28, 2006	1.2100	1.1860
March 31, 2006	1.2197	1.1886
April 30, 2006 (to April 6)	1.2272	1.2124

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

     Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, the Argentine peso, the Chilean peso, the Peruvian nuevo sol, the Mexican dollar, the Venezuelan bolivar, the Czech kruna (crown) and the U.S. dollar). See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

B. CAPITALIZATION AND INDEBTEDNESS

    Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

    Not applicable.

D. RISK FACTORS

     In addition to the other information contained in this Annual Report, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business and results of operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

Risks Related to our Business

We endeavor to implement our business plans successfully, but factors beyond our control may prevent us from doing so, which could have a material adverse effect on our business.

     Our ability to increase our revenues and maintain our position as a leading European and Latin American provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective implementation of our business plans.

Factors beyond our control that could affect the implementation and completion of our business plan include:

  difficulties in developing and introducing new technologies;

  declining prices for some of our services;

  the effect of increased competition;

  the effect of adverse economic trends in our principal markets;

  the effect of foreign exchange fluctuations on our results of operations;

  difficulties in obtaining applicable government, shareholder and other approvals;

  difficulties in entering into key contracts with third parties;

  our ability to establish and maintain strategic relationships;

  difficulties in integrating our acquired businesses;

  the effect of future acquisitions on our financial condition and results of operations;

  difficulties in securing the timely performance of independent contractors hired to engineer, design and construct portions of our network;

  the potential lack of attractive investment targets;

  difficulties in attracting and retaining highly skilled and qualified personnel;

  changes in regulations or the interpretation or enforcement thereof and other possible regulatory actions; and

  the effect of unanticipated network interruptions.
A material portion of our foreign operations and investments is located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.

     At December 31, 2005, approximately 51.2% of our assets were located in Latin America. In addition, approximately 41.5% of our revenue from operations for 2005 was derived from our Latin American operations. Our foreign operations and investments in Latin America are subject to various risks, including risks related to the following:

  government regulations and administrative policies may change quickly;

  currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

  The effects of inflation and currency depreciation may require certain of our subsidiaries to undertake a mandatory recapitalization or commence dissolution proceedings;

  governments may expropriate assets;

  governments may impose burdensome taxes or tariffs;

  political changes may lead to changes in the business environments in which we operate;

  our operations are dependent on concessions and other agreements with existing governments; and

  economic downturns, political instability and civil disturbances may negatively affect our operations.

     In addition, revenues from operations of our Latin American subsidiaries, their market value and the dividends and management fees expected to be received from them are exposed to material country risk as a result of adverse economic conditions in the region that may adversely affect demand, consumption and exchange rates.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange and interest rate risk.

     We are exposed to various types of market risk in the normal course of our business, including the impact of changes in foreign currency exchange rates, as well as the impact of changes in interest rates. We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements. In particular, in order to limit our exposure to Latin American currency exchange rate fluctuations, we use financial derivatives and other instruments. We also use derivatives and funding in foreign currencies in order to hedge our exposure to the Czech crown and the British pound, following our acquisitions of Cesky Telecom and O2, respectively. If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to currency exchange rate fluctuations, such failure could adversely affect our financial condition and results of operations. Also, our other risk management strategies may not be successful, which could adversely affect our financial condition and results of operations. For a more detailed description of our financial derivatives transactions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and note 15 to our Consolidated Financial Statements.

We are exposed to increased liquidity and solvency risks following our acquisition of O2, thereby increasing our vulnerability to capital markets and business downturns, and reducing our strategic flexibility.

     We financed our entire acquisition cost of O2 with £17.9 billion (approximately €26.4 billion calculated based on a euro-pound exchange rate of €1.47 = 1.00 on October 31, 2005) of debt incurred under a credit facility. As a result, our leverage has increased, and our credit ratings have decreased following recent downgradings by the credit rating agencies. The credit facility has two tranches: one of which has a one-year maturity, which may be extended to two years and to two and a half years (with respect to 50% of the amount of such tranche); and the other which has a three-year maturity. Accordingly, we will be obligated to repay the entire principal amount of such debt within such period, unless we are able to refinance such debt with longer term debt. Although we have refinanced a portion of our outstanding borrowings under the credit facility through the issuance in January 2006 of approximately £4 billion aggregate principal amount of long-term bonds that mature in 2011, 2016, 2018 and 2026, we continue to have substantial refinancing needs. As of April 6, 2006, £14.175 billion (approximately €20.2 billion calculated based on a euro-pound exchange rate of €0.70060 = 1.00 on April 5, 2006) was outstanding under these credit facilities.

     If our business performance deteriorates significantly, we may not be able to repay the debt maturing in the next three years with generated free cash flow plus other committed credit lines, or issue long-term debt in an amount sufficient to refinance our outstanding debt as it matures. Additional credit ratings downgrades by the credit ratings agencies could limit substantially our ability to borrow long term debt in the capital markets and thus make it more difficult to refinance the outstanding amount under the facility or increase significantly our cost of funding.

     Our goal to reduce our leverage over the coming years may diminish our ability to face competitive threats, take advantage of attractive acquisition opportunities or follow a strategy requiring substantial cash consumption. If our leverage reduction goal is not met, our lenders could seek to reduce their loans to us and may refrain from granting further credit.

     For a more detailed description of our liquidity risk, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

The development of our business could be hindered if we fail to maintain satisfactory working relationships with our partners.

     Some of our operations are conducted through joint ventures in which we own a significant, but less than controlling, ownership interest. For example, Brasilcel in Brazil, which is jointly controlled by Telefónica Móviles and Portugal Telecom, is conducted through a joint venture. As a result of our less than controlling interest in these joint ventures, our company does not have absolute control over the operations of the venture.

     In addition, in some cases where we own a majority of the joint venture, we may be subject to provisions in shareholders’ agreements restricting our ability to control the joint venture. The relevant corporate governance provisions vary from joint venture to joint venture and often depend upon the size of our investment relative to that of the other investors, our experience as a telecommunications operator in the relevant jurisdiction compared to that of the other investors and the preference or requirement of foreign governments that local owners hold an interest in licensed telecommunications operators. As a result, in these cases we must generally obtain the cooperation of our partners in order to implement and expand upon our business strategies and to finance and manage our operations.

     The risk of disagreement or deadlock is inherent in jointly controlled entities, and there is the risk that decisions against our interests will be made and that we may not realize the expected benefits from our joint ventures, including economies of scale and opportunities to realize potential synergies and cost savings. In addition, our joint venture partners may choose not to continue their partnerships with us. Moreover, changes in control of our partners could affect our relationships with them and the management of the joint ventures.

The costs and difficulties of acquiring and integrating businesses could impede our future growth, adversely affect our competitiveness and adversely affect our results of operations.

     We may enter into, and have recently consummated, acquisition transactions in order to, among other things, provide services in countries in which we do not currently have operations, take advantage of growth opportunities or enhance our product portfolio in a market where we currently have operations, as we have recently done. Such recent acquisitions include: Telefónica Móviles’ acquisition of BellSouth’s wireless operations in Latin America;

the acquisition by Telefónica of Cesky Telecom in the Czech Republic; and the acquisition of substantially all of the shares of O2 by Telefónica in January 2006 pursuant to a cash tender offer.

     These and our future acquisitions may expose us to certain risks, including the following:

  the difficulty of assimilating the operations, information technology systems and personnel of the acquired entities;

  the difficulty of operating in new countries in Europe where we have not previously had operations and where, for example, business practices may exist that are different from those in Spain and Latin America;

  the potential disruption to our ongoing business caused by senior management’s focus on the acquisition;

  our failure to incorporate successfully licensed or acquired technology into our network and product offerings;

  our acquisition of O2 may not be integrated successfully;

  the expected cost savings and any other synergies from an acquisition may take longer to realize than expected or may not be fully realized;

  the failure to maintain uniform standards, controls, procedures and policies; and

  the impairment of relationships with employees as a result of changes in management and ownership.

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

     We face significant competition in all of the markets in which we operate. Thus, we are subject to the effects of actions by our competitors in the markets where we have operations. Our competitors could:

  offer lower prices, more attractive discount plans or better services and features;

  develop and deploy more rapidly new or improved technologies, services and products;

  bundle offerings of one type of service with others;

  in the case of the wireless industry, subsidize handset procurement; or

  expand and enhance more rapidly their networks.

     Furthermore, some of our competitors in certain markets have, and some potential competitors may enjoy, competitive advantages, including the following:

  greater name recognition;

  greater financial, technical, marketing and other resources;

  larger customer bases; and

  well-established relationships with current and potential customers.

     To compete effectively with our competitors, we will need to market successfully our services and anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by our competitors, pricing strategies adopted by our competitors, changes in consumer preferences and general economic, political and social conditions. If we are unable to compete effectively with our competitors, it could result in price reductions, lower revenues, under-utilization of our services, reduced operating margins and loss of market share.

We operate in a highly regulated industry and could become subject to more burdensome regulation, which could adversely affect our businesses.

     As a multinational telecommunications company, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Furthermore, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by national, state, regional, local and supranational authorities, such as the European Union. These authorities could adopt regulations or take other actions that could adversely affect us and our companies, including revocation of any of our licenses or concessions to offer services in a particular market, failure to renew a license or concession, modification of the terms of a license or concession or the granting of new licenses or concessions to competitors, changes in the regulation of international roaming prices and mobile termination rates, introduction of virtual mobile operators and regulation of mobile data services. Increased or significant changes in the regulation of the activities of our operating companies, including the regulation of rates that may be charged to customers for services, could have a material adverse effect on our business, financial condition and results of operations.

     Regulatory policies applicable in many of the countries in which we operate generally favor increased competition in most of our market segments, especially in the fixed line and wireless service industries, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors. These regulatory policies are likely to have the effect, over time, of reducing our market share in the relevant markets in which we operate. In addition, because we hold leading market shares in many of the countries in which we operate, we could face regulatory actions by national or, in Europe, European Union antitrust or competition authorities if it is determined that we have prevented, restricted or distorted competition. These authorities could prohibit us from making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could harm our financial performance and future growth. For a complete description of the regulatory proceedings we currently face, please see “Item 8—Financial Information—Legal Proceedings”.

We operate under license and concession contracts.

     Most of our operating companies require licenses or concessions from the governmental authorities of the countries in which they operate. These licenses and concessions specify the types of services permitted to be offered by our operating companies. The continued existence and terms of our licenses and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. The terms of these licenses granted to our operating companies and conditions of the license renewal vary from country to country. Although license renewal is not usually guaranteed, most licenses do address the renewal process and terms, which we believe we will be able to satisfy. As licenses approach the end of their terms, we intend to pursue their renewal as provided by each of the license agreements.

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

The industry in which we operate is subject to rapid technological changes, and if we are unable to adapt to such changes our ability to provide competitive services could be materially adversely affected.

     The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services and require investment in new technology. Our most significant competitors in the future may be new entrants to our markets who are not burdened by an installed base of older equipment. In addition, we may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for us to upgrade our products and technology in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect our business, financial condition and results of operations.

Our business depends on the upgrading of our existing networks.

     We must continue to upgrade our existing wireless and fixed line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we could be required to:

  upgrade the functionality of our networks to permit increased customization of services;

  increase coverage in some of our markets;

  expand and maintain customer service, network management and administrative systems; and

  upgrade older systems and networks to adapt them to new technologies.

     Many of these tasks are not entirely under our control and may be affected by applicable regulation. If we fail to execute them successfully, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which would adversely affect our business, financial condition and results of operations.

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

The wireless industry may be harmed by reports suggesting that radio frequency emissions cause health problems.

     Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. While we are not aware that such health risks have been substantiated, there can be no assurance that these concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. Even if the authorized health institutions confirm there is no scientific evidence of adverse health effects, we cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns.

Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns and wireless companies, including Telefónica Móviles and O2, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operations. In Spain, for example, Telefónica Móviles was required by law to test and certify the emissions of all its base stations in or close to populated areas. For the year ended December 31, 2005, such tests have again confirmed lower emission levels than those required by Royal Decree 1066/2001, which approves the regulation and which establishes the conditions for the protection of the public spectrum domain, restrictions for radio frequency emissions and measures for protection against radio frequency emissions. If in the future Telefónica Móviles fails to comply fully with these standards, it could be subject to claims or regulatory actions.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

     Telefónica, S.A. is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

  a diversified telecommunications group which provides a comprehensive range of services, mainly in Spain and 13 countries in Latin America, through one of the world’s largest and most modern telecommunications networks;

  mainly focused on providing fixed and mobile telephony services and using broadband as a means to develop each of these businesses; and

  expanding our presence in Europe, following our acquisition of substantially all of the shares of O2 in January 2006 and our acquisition of a majority stake in Cesky Telecom in June 2005.

The following significant events occurred in 2005:

  In January 2005, Telefónica Móviles completed the acquisition of 100% of BellSouth Chile and BellSouth Argentina (Movicom).

  In June 2005, we acquired a majority stake in Cesky Telecom. We have consolidated Cesky Telecom’s results of operations in our Consolidated Financial Statements since July 2005. The acquisition of Cesky Telecom, the leading operator of fixed telephony and mobile telephony in the Czech Republic, will serve as a platform for us to further develop our business in Europe.

  In July 2005, Terra Networks was merged into Telefónica. This merger was intended to allow us to enhance our business model based on the integration of fixed line telephony and Internet services, following the market’s evolution towards broadband services.

  In November 2005, we announced our agreement to acquire O2 plc, a U.K. mobile telephony provider with operations in the United Kingdom, Germany, Ireland and The Isle of Man. See “—Recent Developments”.

     Business Lines

     In 2005, we reorganized the structure of our business lines to reflect the Group’s new multinational scope and the integration of new businesses that we have recently acquired. The objectives of this new structure are to: (i) seek to take advantage of newly-created opportunities for synergies among our businesses; (ii) continue to transform Telefónica into a customer-service oriented company with a special focus on delivering high quality customer service and innovation; and (iii) continue developing and offering integrated telecommunications solutions to each customer segment.

     In 2005, our principal business lines were:

  Telefónica de España: fixed line telephony in Spain;

  Telefónica Móviles: mobile telephony in Spain and Latin America;

  Telefónica Latinoamérica: fixed line telephony in Latin America;

  Cesky Group: integrated telecommunications services in the Czech Republic;

  Telefónica Contenidos: audio-visual media and content in Europe and Latin America;

  Directories Business: publication, development and sale of advertising for telephone directories in Europe and Latin America; and

  Atento: call centers in Europe, Latin America and North Africa.

     In order to integrate O2 into the Telefónica Group, in 2006 we expect to add a new business line that will be principally comprised of O2 and will also include Cesky Telecom and Telefónica Deutschland. All other subsidiaries that are not part of our core business lines, including Telefónica Publicidad e Informacion, S.A., (see “—Recent Developments”) Endemol Entertainment Holding N.V., Telefónica Contenidos, S.A. and Telefónica Servicios Audiovisuales will be managed by our Director of Affiliates.

     In addition, on March 29, 2006, our Board of Directors approved a merger plan for the acquisition of Telefónica Móviles, S.A. by Telefónica, S.A. The Board of Directors of Telefónica Móviles also approved the merger plan. The merger is subject to approval by our shareholders and the shareholders of Telefónica Móviles.

     The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2005, including their jurisdictions of incorporation and our ownership interest.

DECEMBER 2005

TELEFÓNICA, S.A.
Fixed-line telecommunications services in Spain
TELEFÓNICA DE ESPAÑA (Spain) 100%
Telefónica Telecommunicaciones Públicas (Spain) 100%
TELYCO (Spain) 100%
Telefonica Data España (Spain) 100%
Telefónica Soluciones Sectoriales (Spain) 100%
Terra Networks España (Spain) (4) 100%
Wireless communications services in Spain and Latin America
TELEFONICA MÓVILES (Spain) 92.91%
Telcel (Venezuela) 92.91%
TEM Colombia (Colombia) 92.91%
TEM Guatemala (Guatemala) 92.91%
Otecel (Ecuador) 92.91%
TEM Panamá (Panama) 92.91%
Abiatar (Uruguay) 92.91%
Telefonía Celular Nicaragua (Nicaragua) 92.91%
Telefónica Móviles España (Spain) 92.91%
Brasilcel Brasil (Brazil) 46.46%
Telefónica Móviles Argentina (Argentina) 92.91%
Telefónica Móviles Perú (Peru) 91.08%
Telefónica Móviles Mexico (Mexico) 92.91%
Telefónica Móviles El Salvador (El Salvador) 92.01%
Telefónica Guatemala (Guatemala) 92.91%
Telefónica Móvil Chile (Chile) 92.91%
Fixed-line telecommunications services in Latin America
TELEFÓNICA INTERNACIONAL (Spain) 100%
Telefónica de Argentina (Argentina) 98.03%
Compañía de Telecomunicaciones de Chile (Chile) 44,89%
Telefónica del Perú (Peru) 98.19%
Telesp (Brasil) (Brazil) 87.49% (1)
Telefónica International Wholesale Services (Spain) (5) 100%
Telefónica International Wholesale Services América (Uruguay) 100%
Telefónica Empresas (Spain) 100%
Telefónica Data USA (USA) 100%
Telefónica Empresas Brasil (3) (Brazil) 93.98%
Telefónica Data Argentina (Argentina) 97.92%
Telefónica Empresas Perú (Perú) 97.07%
Terra Networks Brasil (Brazil) 100%
Terra Networks Mexico (Mexico) 99.99%
Terra Networks Argentina (Argentina) 100%
Terra Networks Guatemala (Guatemala) 100%
Terra Networks Perú (Peru) 99.99%
Terra Networks Chile (Chile) 99.99%
Terra Networks Venezuela (Venezuela) 100%
Fixed-line telecommunications services in the Czech Republic
CESKY TELECOM 69.41%
EUROTEL PRAHA 69.41%
Worldwide audiovisual content and media
TELEFÓNICA DE CONTENIDOS (Spain) 100%
Atco (Argentina) 100%
Sogecable (Spain) 23.83% (6)
Endemol Holding NV (2) (Netherlands) 99.70%
Endemol NV (Netherlands) 75%
Hispasat (Spain) 13.23%
Telefónica Servicios Audiovisuales (Spain) 100%
Worldwide directory content and publishing
TELEFÓNICA PUBLICIDAD E INFORMACIÓN (Spain) 59.90%
Telefónica Publicidad e Información España (Spain) 59.90%
Telefónica Publicidad e Información Brasil (Brazil) 59.90%
Impresora y Comercial Publiguías (Chile) 59.90%
Telefónica Publicidad e Información Perú (Peru) 59.90%
Services de R. Telep. (France) 59.90%
Servic. di Cons. Telef. (Italy) 59.90%
Telinver (Argentina) 59.90%
Worldwide call centers
ATENTO N.V. (The Netherlands) 91.35%
Atento Teleservicios España (Spain) 91.35%
Atento Brasil (Brazil) 91.35%
Atento Chile (Chile) 77.60%
Atento Perú (Peru) 93.4%
Atento Maroc (Morocco) 91,35%
Atento de Guatemala (Guatemala) 91.35%
Atento El Salvador (El Salvador) 91.35%
Atento Argentina (Argentina) 91.35%
Atento Mexico (Mexico) 91.35%

(1) 84.34% voting interest

(2) Ownership in Endemol is held directly by Telefónica, S.A.

(3) Ownership in Telefónica Data Brasil Holding is held 53.66% by Telefónica DataCorp and 40.32% by Telefónica Internacional, S.A.

(4) Ownership in Terra Networks España, S.A. is held directly by Telefónica, S.A.

(5) Ownership in Telefonica International Wholesale Services (Spain) is held 92.51% by Telefónica, S.A. (Spain) and 7.49% by Telefónica Empresas (Spain)

(6) Ownership in Sogecable, S.A. is held 1.60% by Telefónica, S.A.

     Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

  coordinate the group’s activities;

  allocate resources efficiently among the group;

  provide managerial guidelines for the group;

  manage the portfolio of businesses;

  provide cohesion within the group; and

  foster synergies among the group’s subsidiaries.

     Our principal executive offices are located at Gran Vía, 28, 28013 Madrid, Spain, and our telephone number is (34) 91-584-03-06.

Capital Expenditures and Divestitures

     Our principal capital expenditures during the three years ended December 31, 2005 consisted of additions to property, plant and equipment and additions to intangible assets. In 2003, 2004 and 2005, €3,705.8 million, €3,768.1 million and €5,468.6 million, respectively, was invested.

   Year Ended December 31, 2005

     In 2005, capital expenditures increased by 45.1% from 2004, principally due to expenditures relating to growth initiatives in Spain and Latin America related to our broadband business, increases in the capacity of our mobile telephony networks, the rollout of our UMTS network in Spain, technological developments in Latin America, the investment made in Distrito C (the future Telefónica Group headquarters in Madrid) and the capital expenditures of Cesky Telecom, which we consolidate as from July 2005. Our principal capital expenditures in 2005 included investments in:

  intangible assets (€1,077.32 million)

  property, plant and equipment made by Telefónica Latinoamérica (€903.6 million)

  property, plant and equipment made by Telefónica de España (€1,141.2 million)

  property, plant and equipment made by Telefónica Móviles (€1,889.9 million)

  property, plant and equipment made by Cesky Telecom (€119.7 million)

   Year Ended December 31, 2004

     In 2004, capital expenditures increased by 1.7% from 2003, principally due to expenditures by Telefónica Móviles on networks and technology for our mobile businesses in Spain, Brazil, Argentina and Mexico and investments by Telefónica Latinoamérica to further develop our broadband network for our Latin America fixed line business. Our principal capital expenditures in 2004 included:

  intangible assets (€594.1 million)

  property, plant and equipment made by Telefónica Latinoamérica (€680.6 million)

  property, plant and equipment made by Telefónica de España (€965.4 million)

  property, plant and equipment made by Telefónica Móviles (€1,352.3 million)

   Year Ended December 31, 2003

     In 2003, capital expenditure decreased by 5.6% from 2002, due to a more controlled and conservative investment policy implemented in 2003. Each of our principal business lines maintained a policy of reduced capital expenditure compared to the prior year, with the exception of our worldwide mobile business as a result of the rollout of GSM networks in Mexico and Chile. Telefónica de España and Telefónica Latinoamérica have maintained their policy of focusing capital expenditures on the development of broadband technology while maintaining the necessary capital expenditures for their traditional business. Our principal capital expenditures in 2003 included:

  intangible assets (€806.5 million)

  property, plant and equipment made by Telefónica Latinoamérica (€504.5 million)

  property, plant and equipment made by Telefónica de España (€1,804.4 million)

  property, plant and equipment made by Telefónica Móviles (€996.9 million)

  property, plant and equipment made by Telefónica Empresas (€100.3 million)

Financial Investments and Divestitures

     Our principal financial investments in 2005 were made by Telefónica, S.A. (€3,662.5 million for the acquisition of Cesky Telecom a.s. and €1,265.8 million for the acquisition of 4.97% of O2 Plc (“O2”) through open market purchases), and Telefónica Internacional (€424.5 million for the acquisition of 5.0% of China Netcom Group Corporation’s outstanding shares through open market purchases). Our principal financial divestiture in 2005 was the sale of a 25% interest in Endemol Entertainment Holding, N.V.

     Our principal financial investments in 2004 were made by Telefónica Móviles ($5,850 million for the acquisition of certain BellSouth companies, a portion of the acquisition price of which was paid in January 2005) and Telefónica, S.A. (€530.8 million, which included €475.1 million for additional acquisitions of Portugal Telecom shares). Our principal financial divestitures in 2004 were the sale of Lycos, Inc. and Pearson Plc by Terra Networks S.A. and Telefónica Contenidos, respectively.

     Our principal financial investments in 2003 were made by Telefónica, S.A. (€1,528.5 million, which included €1,029.6 million from acceptances to our tender offer for Terra Networks shares), Telefónica Contenidos (€708.6 million) and Telefónica Móviles (€567.4 million). Our principal financial divestitures in 2003 were the overall divestiture of our interest in Antena 3 TV and the sale of our interests in Sonda, 3G Telecommunications and Inmarsat by Telefónica Internacional, Telefónica Móviles and Telefónica de España, respectively.

Public Takeover Offers

      On March 29, 2006, the Boards of Directors of Telefónica, S.A. and Telefónica Móviles, S.A. approved a merger plan which provides for the merger of the two companies. The exchange ratio was set at four ordinary shares of Telefónica, S.A. for every five shares of Telefónica Móviles, S.A.

     On October 31, 2005, we commenced a public tender offer for all of the outstanding shares of O2, a U.K. mobile services provider, for a total of approximately £17.9 billion (approximately €26.4 billion calculated based on a euro-pound exchange rate of €1.00 = £0.6767 on October 31, 2005). On January 10, 2006, we received clearance for our acquisition of O2 plc from the European Commission, subject to Telefónica Móviles’ withdrawal from the European mobile operators alliance, “Freemove”, and its agreement not to rejoin such alliance in the future without the European Commission’s prior consent. On January 23, 2006, we made our tender offer for O2 plc unconditional in accordance with the rules of the U.K. City Code on Takeovers and Mergers. As of March 30, 2006, after the expiration of our tender offer for O2, we owned an aggregate of approximately 98.6% of O2 plc’s issued share capital. We will consolidate O2 in our Consolidated Financial Statements as from January 31, 2006.

     On March 29, 2005, Telefónica submitted a binding bid to purchase 51.1% of the share capital of the Czech telecommunications company, Cesky Telecom a.s., from the Czech government in an auction as part of a privatization process. The bid price submitted by Telefónica was CZK502 per share, representing a total value of €2,745.9 million for the Czech government’s 51.1% of the share capital of Cesky Telecom a.s. The privatization commission formed by the Czech government for the privatization process issued a non-binding recommendation that the government of the Czech Republic accept Telefónica’s bid. On April 6, 2005, the government of the Czech

Republic declared officially that Telefónica’s bid was the winner of the auction through which the privatization was being conducted. On April 12, 2005, we signed an agreement with the Czech government to purchase its 51.1% stake in Cesky Telecom a.s. As a result of our acquisition of the Czech government’s 51.1% stake in Cesky Telecom a.s., we were required to conduct a public tender offer for all of the remaining outstanding shares of Cesky Telecom a.s. Pursuant to the tender offer, we acquired an additional 18.3% interest in Cesky Telecom a.s. for approximately €911 million. As of December 31, 2005, we held a 69.4% interest in Cesky Telecom.

     On February 23, 2005, the Boards of Directors of Telefónica and Terra Networks approved a merger plan which provides for the merger of the two companies, with the termination through dissolution without liquidation of Terra Networks and the en bloc transmission of all of its assets to Telefónica, which through universal succession will acquire the rights and obligations of Terra Networks. The exchange ratio was set at two ordinary shares of Telefónica for every nine ordinary Terra Networks shares. Each of Telefónica’s and Terra Networks’ General Shareholders’ Meetings held on May 31, 2005 and June 1, 2005, respectively, approved the merger plan for the acquisition of Terra Networks by Telefónica, which was effected on July 16, 2005.

     In August 2004, Brasilcel launched tender offers for part of the outstanding shares of Tele Sudeste Celular Participações S.A., or TSD, Tele Leste Celular Participações S.A., or TBE, Celular CRT Participações S.A., or CRT, and TCO directly and indirectly through its subsidiary TCP, which concluded in October 2004. As a result of the shares acquired in the tender offers, Brasilcel’s stakes in these companies’ share capital increased to 90.9% in TSD, 50.6% in TBE and 67.0% in CRT, and TCP’s stake in TCO increased to 32.9% . The aggregate amount of consideration paid for such shares was approximately R$607 million for Brasilcel and approximately R$902 million for TCP.

     On May 25, 2003, Telesp Celular Participaço s S.A., or TCP, launched a tender offer for the common shares of Centro Oeste Celular Participações S.A., or TCO, not owned by it at that date. The acceptance period finished on November 18, 2003. As a result of the shares tendered, TCP acquired 72.2% of TCO’s outstanding common shares for R$16.73 per 1,000 common shares. The total purchase price for the TCO shares acquired was R$538.8 million. At December 31, 2003, TCP held 86.6% of TCO’s ordinary shares, representing a 28.29% interest in TCO. TCP also announced the intention to launch an exchange offer for the remaining shares of TCO through which TCP would have become TCO’s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the Commissão de Valores Mobiliários, the Brazilian Securities Commission raised questions as to the exchange offer’s compliance with Brazilian law. Although TCP and TCO believed that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January 2004.

     On May 28, 2003, we launched a tender offer for 100% of the outstanding shares of Terra Networks that we did not own at that date. The Comisión Nacional del Mercado de Valores, or CNMV, approved the prospectus for the tender offer on June 19, 2003. The offer price was €5.25 per share, payable in cash. Following the tender offer, we held 71.97% of the outstanding shares of Terra Networks.

Recent Developments

     The principal events that have occurred since December 31, 2005 are set forth below.

  On April 7, 2006, Telefónica announced that it has won the auction conducted by the Colombian government for a majority stake in Colombia Telecom (representing 50% plus one of the company’s outstanding shares) for 853,577 million Colombian pesos (approximately $368 million). Telefónica expects the acquisition of such shares to occur on or about April 24, 2006. Colombia Telecom is a Colombian fixed line telecommunications company.

  On March 1, 2006, Cesky Group announced the approval of its board of directors’ intention to integrate its fixed line and mobile operations into a new, integrated telecommunications operator (Telefónica O2 Czech Republic, a.s.).

  At its meeting on March 29, 2006, the Board of Directors of Telefónica, S.A. decided to tentatively schedule the Annual General Shareholders’ Meeting for June 20, 2006, on first call, or on June 21,

  2006, on second call. At the same meeting, the Board of Directors accepted the resignation of Mr. Miguel Horta e Costa from the Board of Directors.

  On March 29, 2006, the Board of Directors of Telefónica, S.A. and Telefónica Móviles, S.A. approved a Merger Plan for the merger of Telefónica, S.A. and Telefónica Móviles, S.A. and the en bloc transmission of Telefónica Móviles, S.A.’s net worth to Telefónica, S.A. Telefónica, S.A. will acquire by universal succession, all rights and obligations of Telefónica Móviles, S.A. The Merger Plan is subject to the approval of the respective general shareholders’ meetings of Telefónica, S.A. and Telefónica Móviles, S.A.

  The exchange ratio for shares of the companies participating in the merger shall be four ordinary shares of Telefónica, S.A., nominal value €1.00 each, for every five ordinary shares of Telefónica Móviles,   S.A., nominal value €0.50 each, with no supplemental cash compensation. In addition, the Merger Plan sets forth the distribution by Telefónica Móviles, S.A. of an extraordinary dividend charged against the issue premium reserve and other distributable reserves for a gross amount of €0.085 per share and an interim extraordinary dividend, charged against the results obtained from January 1, 2006 to March 28, 2006, in a gross amount of €0.35 per share.

  Telefónica, S.A. plans to increase its share capital by the exact amount needed to make the exchange for Telefónica Móviles S.A. shares in accordance with the exchange ratio established in the merger plan. The maximum amount of the capital increase to be effected by Telefónica pursuant to the established exchange ratio may be reduced through the delivery to Telefónica Móviles shareholders of shares held in Telefónica’s treasury.

  In compliance with the terms of Section 226 of the Commercial Registry Regulations (Reglamento del Registro Mercantil), a copy of the Merger Plan was filed with the Commercial Registry of Madrid on April 3, 2006.

  On February 28, 2006, the Board of Directors of Telefónica resolved to explore strategic alternatives in relation to Telefónica’s holding in the share capital of Telefónica Publicidad e Información, S.A. (“TPI”), which operates our directories business, including a possible total or partial divestiture of its holdings in that company. Telefónica intends to explore such a sale with potential buyers.

  The Board of Directors of Telefónica, S.A. at its meeting held on February 28, 2006, approved the distribution of an interim dividend from 2005 net income of €0.25 for each outstanding share with the right to receive dividends of the Company. The payment of this dividend will be effected on May 12, 2006. It is also the Board’s intention to pay a further dividend of the same amount per share in the course of 2006, in accordance with the shareholder remuneration policy approved by the Company’s Board of Directors. See “Cautionary Statement Requiring Forward-Looking Statements”.

  On February 22, 2006, at each of the Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) general shareholders’ meetings a restructuring was approved that will be effected by (i) exchanging TCO shares for TCP shares in order for TCO to consequently become a wholly owned subsidiary of TCP and (ii) the absorption of TSD, TLE and CRTPart by TCP.

  Following the expiration of our tender offer for O2, we now own substantially all of the shares of O2. O2 is a leading provider of mobile communications services in Europe, providing services in the United Kingdom, Germany, Ireland and the Isle of Man. For information on O2’s business, see “—B. Business Overview—O2”.

B. BUSINESS OVERVIEW

     At December 31, 2005, the Telefónica Group’s total accesses increased 24.3% to 153.5 million from 123.5 million as at December 31, 2004. See “Certain Terms and Conventions”. This increase in accesses is due in part to the acquisition of the former BellSouth mobile operators in Argentina and Chile (together, an aggregate of 3.8 million accesses) in January 2005 and the acquisition of Cesky Telecom (an aggregate of 8.3 million accesses) in June 2005. Total accesses includes 99.1 million mobile, 40.9 million fixed telephony accesses, 12.9 million Internet and data accesses and 0.7 million pay TV accesses.

     The following table shows our total accesses as at the dates indicated.

	At December 31,

	2004	2005	% Change

Fixed telephony accesses	37,768.5	40,859.0	8.2
Internet and Data accesses	10,872.2	12,859.9	18.3
Narrowband	5,672.5	5,166.9	(8.9)
Broadband	4,736.7	6,902.7	45.7
Other accesses (1)	463.0	790.3	70.7

Pay TV	410.7	683.2	66.3

Mobile accesses	74,441.4	99,124.0	33.2

Total Accesses	123,492.8	153,526.0	24.3

(1)	Includes broadband cable accesses in El Salvador, wireless fidelity (“Wi-Fi”) accesses, satellite accesses in Latin America, broadband fiber optics and leased circuits.

Telefónica de España—Spanish Fixed Line Business

     Our Spanish fixed line business is managed by Telefónica de España. The principal companies of the Telefónica de España group are:

  Telefónica de España, the parent company;

  Telefónica Data España;

  Telyco;

  Telefónica Telecomunicaciones Públicas;

  Terra Networks España;

  Telefónica Soluciones;

  Telefónica Soluciones Sectoriales; and

  Telefónica Cable.

The principal services offered by Telefónica de España are:

  Traditional fixed line telecommunication services, principally including PSTN (public switched telephone network) lines; ISDN (integrated services digital network) access; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; intelligent network services; leasing and sale of terminal equipment; and telephony information service.

  Internet and broadband multimedia services, principally including narrowband switched access to Internet; Internet service provider (ISP) service; portal and network services; retail and wholesale broadband access, through asymmetrical digital subscriber line (ADSL) and satellite technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming, e-learning, parental control, firewall, anti-virus and content delivery); IP TV service (Imagenio) and Voice over Internet protocol (VoIP) services.

  Data and business-solutions services, principally including leased lines; virtual private network (VPN) services; fiberoptics services; hosting and application service provider (ASP) service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management (CGP’s) and desktop services and system integration and professional services.

  Wholesale services for telecommunication operators, principally including domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework.

   Operations

     The following table shows the development of Telefónica de España’s domestic telecommunications network and growth in usage of that network since 2003:

	As of or for the year ended December 31,

	2003	2004	2005

Fixed telephony accesses (in thousands)	16,510.1	16,334.8	16,135.6
Pre-selected lines (in thousands)	2,279.0	2,379.5	2,284.6
Shared access local loops (in thousands)	0.004	37.7	279.0
Fully unbundled local loops (in thousands)	16.3	78.4	155.7
Narrowband accesses (in thousands)	2,722.9	2,263.5	1,614.9
Broadband connections (in thousands)	1,660.6	2,492.7	3,441.6
Retail Broadband connections (in thousands)(1)	1,070.5	1,614.5	2,719.7 (1)
IPTV (Imagenio) connections (in thousands)	N/A	6.0	206.6
Average time for the provision of the PSTN service (days)	10.9	18.6	20.4
Lines in service per employee(2)	515.4	566.0	623.5
Average consumption per line (minutes/day)	21.8	19.7	17.8
Market growth of fixed line voice traffic (%)	(0.7)	(5.0)	(3.1)
Volume of fixed line voice traffic (in millions of minutes)	131,897	123,026	110,207
Volume of outgoing fixed line voice traffic (in millions of minutes)	80,822	68,787	59,418
Volume of incoming fixed line voice traffic (in millions of minutes)	51,075	54,239	50,789
Growth of outgoing fixed line voice traffic (%)	(12.6)	(14.9)	(13.6)
Growth of outgoing fixed line international traffic (%)	(1.4)	4.0	13.5
Growth of incoming fixed line international traffic (%)	3.4	3.3	3.3
Growth of fixed-to-mobile traffic (%)	2.2	(1.3)	(1.6)
Growth of outgoing internet traffic (%)	(18.9)	(22.5)	(27.8)
Growth of incoming traffic (%)	14.8	6.2	(6.4)

(1)	Includes accesses of the former Terra Networks group companies in Spain.
(2)	For 2004 and 2005, this line item includes employees of Telefónica de España, S.A. (the parent company of the Telefónica de España group) and Telefónica Data España. Lines include unbundled loops.

     In 2005, voice and Internet traffic decreased mainly as a result of a decrease in local calls and calls for Internet access as well as decreases in incoming traffic from other operators. The number of minutes consumed in 2005 decreased by 10.4% to 110,207 million minutes in 2005 from 123,026 million minutes in 2004. The decrease in minutes consumed in 2005 was mainly due to a 9.6% decrease in minutes per line per day to 17.8 minutes in 2005 from 19.7 minutes in 2004, mainly due to a decrease in minutes per day per line of traditional and incoming traffic.

     Outgoing traffic, which includes voice and Internet calls, accounted for 53.9% of Telefónica de España’s total traffic in 2005. Outgoing traffic decreased by 13.6% to 59,418 million minutes in 2005 from 68,787 million minutes in 2004. During 2005, fixed-to-mobile calls decreased 1.6% to 5,684 million minutes in 2005 from 5,777 million minutes in 2004. Calls for Internet access decreased by 27.8% to 15,486 million minutes in 2005 from 21,453 million minutes in 2004. Local calls decreased by 10.9% to 22,209 million minutes in 2005 from 24,929 million minutes in 2004. Provincial calls decreased 10.5% to 5,417 million minutes in 2005 from 6,053 million minutes in 2004. Interprovincial calls decreased 5.5% to 5,899 million minutes in 2005 from 6,242 million minutes in 2004. International outgoing calls increased 13.4% to 1,967 million minutes in 2005 from 1,734 million minutes in 2004. With respect to value added services, the number of voice mails used increased by 1.7% to 12.1 million in 2005 compared to 11.9 million in 2004. Subscribers to caller identification increased by 5.3% to 7.9 million in 2005 compared to 7.5 million in 2004. Incoming traffic, which also includes voice and Internet calls, accounted for 46.1% of Telefónica de España’s total traffic in 2005. Incoming traffic decreased by 6.4% to 50,789 million minutes in 2005 from 54,239 million minutes in 2004.

     During 2005, Telefónica de España continued offering different discount plans (bundled service plans and flat rate plans) targeted to different client profiles. At December 31, 2005, the total number of subscribers for such discount plans was 4,306,984. In September 2005, Telefónica de España launched a new range of bundled service packages (“Duos” and “Trios” offers). More than one million of these services packages were subscribed during the last four months of 2005, and at December 31, 2005, the total number of Duos and Trios packages was 1,180,288.

     During 2005, Telefónica de España continued to expand its Internet and broadband businesses. As a result of Telefónica de España’s commitment to broadband technology, at December 31, 2005 broadband customers in Spain numbered 3.4 million, representing a 36.0% increase compared to 2.5 million at December 31, 2004. Of the total number of broadband customers at December 31, 2005, 2.7 million were retail broadband clients, representing a 68.8% increase compared to 1.6 million at December 31, 2004, principally driven by the good market acceptance of the “Duos” and “Trios” bundled service packages included in the fourth quarter of 2005. Of this 68.5% increase, 9.8 percentage points of the increase is due to the consolidation of former Terra Networks entities.

     IP TV (Imagenio) accesses increased to 206.6 thousand at December 31, 2005 compared to 6.0 thousand at December 31, 2004 due to intense commercial campaigns and the deployment of ADSL2+ technology.

   Regulation

     Below is a description of the current Spanish telecommunications regulatory framework. This description should be considered in light of certain developments currently underway in the regulatory and competitive environment that will have a material impact on Telefónica de España’s business and operations in future years.

     Overview

     Spain is a member state of the European Union. As such, it is required to enact E.U. legislation in its domestic law and to take E.U. legislation into account in applying its domestic law. E.U. legislation can take a number of forms. “Regulations” have general application, are binding in their entirety and are directly applicable in all member states. “Directives” are also binding, but national authorities may choose the form and method of implementation. “Recommendations” are not binding, but Spanish courts are obligated to take them into consideration.

     In order to strengthen free competition throughout its member states, the European Union approved a new regulatory framework in 2002. This framework is composed of a series of directives aimed at strengthening competition in the electronic communications industry within the European Union, establishing mandatory minimum service standards for all users (universal service) and users’ rights, improving licensing regimes and enhancing telecommunications data protection. These directives required that member states’ regulatory frameworks be modified accordingly to comply with the E.U.’s telecommunications regulatory framework within 15 months.

     The General Telecommunications Law

     In compliance with the obligation to enact this new E.U. legal framework, on November 23, 2003, the Spanish Parliament enacted Law 32/2003 (the “General Telecommunications Law”). The purpose of the General

Telecommunications Law is to advance the liberalization of the provision of telecommunications services and the installation and operation of electronic communications networks, and in this regard satisfy the principle of minimal government intervention. Accordingly, the provision of these services and the ability to operate such networks is granted as a matter of law. In this regard, the law avoids “ex ante” control by regulators as a fundamental principle, removing the current regime of authorizations and licenses and substituting them with “ex post” controls, through market analysis mechanisms necessary to determine the existence of effective competition. Furthermore, in the absence of effective competition, a series of obligations are imposed upon operators with “significant market power”. Within this regulatory framework, the national regulatory authority has a leading role in the implementation of the “ex-post” controls.

     Under the General Telecommunications Law, the Spanish government issued Royal Decree 2296/2004 on December 10, 2004, containing new regulations governing the electronic communications and network access markets.

     During 2005, the Spanish government approved a new regulation for the offer of electronic communication services, universal service obligations and consumer protection. This regulation, Royal Decree 424/2005, was approved on April 15, 2005. The principal aspects of the Royal Decree are as follows:

     Conditions for the Offer of Electronic Communications Services:

  The prior regime requiring approval for the offer of electronic communications services has been superseded by this new regulation. Under the new regime, operators are only required to provide the Telecommunications Market Commission advance notice of their intention to offer electronic communications services or to operate networks; and

  Every three years, operators will be required to notify the Telecommunications Market Commission of their intention to continue with the offer of electronic communications services or the operation of networks.

     Universal Service Obligations:

  The Telecommunications Market Commission must evaluate the net cost to operators of providing universal service. Depending on the results of such evaluations, Telefónica de España, along with other operators, may be entitled to recover certain of their respective costs incurred in providing universal service; and

  The costs of intercepting communications for law enforcement purposes (whether telephone calls, e-mail or other types of communications) must be borne by operators, except that the government will continue to be responsible for its costs in connection with its direct use of communications services (e.g., telephone calls or e-mails).

     Consumer Protection:

  Operators must meet certain minimum criteria with respect to protecting the privacy of customers’ communications. For example, operators are not permitted to divulge any information regarding customers’ communications to law enforcement authorities in the absence of a judicial order; and

  Customers that receive poor quality service (e.g., temporary interruptions in service and poor connection quality) may either (i) terminate service contracts with operators or (ii) be entitled to indemnification payments.

     The State Contract

     Since 1991, we have provided telecommunications services through a contract signed with the Spanish government on December 26, 1991. The resolution of the Ministry Counsel that was enacted on August 1, 2003, prior to the approval of the General Telecommunications Law, approved the transformation of our contract with the Spanish government, adapting it to the current regulatory framework.

     Under the new regulatory framework described above, all licenses and authorizations for the operation of telecommunications networks or for the provision of electronic communications services were void once the new General Telecommunications Law came into effect. However, in accordance with the first transitory disposition of the new General Telecommunications Law, the rights and obligations applicable to the individual licenses and general authorizations held by Telefónica de España will remain valid.

     Fixed telephony

     In February 2006, the Telecommunications Market Commission issued a final resolution liberalizing tariffs in connection with fixed telephony for retail markets, including individuals and companies. This resolution abolished the previous fixed telephony tariff regime in Spain known as “price caps”. Under the new regime, operators are required to inform customers in advance of the tariffs that will be charged and the conditions of service.

     Under Spanish law, the Telecommunications Market Commission considers Telefónica de España a market dominant operator in the provision of fixed line telephony services and leasing of circuits. As a market dominant operator, Telefónica de España has certain obligations regarding interconnection and access to public networks and the supply of universal service, as well as other obligations to provide public telephony service.

     However, in order to comply with Article 7 of the European Union’s Electronic Communications Framework Directive (2002/21/EC), the Telecommunications Market Commission conducted a study that included a public consultation period and analyzed the 18 telecommunications markets set forth in the European Commission’s Recommendation on relevant product and service markets susceptible to ex ante regulation. The Telecommunications Market Commission conducted this study in order to be able to identify those operators with significant market power in each market and establish regulations that such operators must comply with in each market. The Telecommunications Market Commission completed its study in early 2006. The Telecommunications Market Commission’s study and efforts to regulate in a manner that complies with the European Union’s Electronic Communications Framework Directive is expected to produce significant changes in Spanish telecommunications regulation. See “Item 3.D.—Risk Factors—Risks Relating to our Industry—We operate in a highly regulated industry and could become subject to more burdensome regulation, which could adversely affect our businesses.”

     Mobile telephony

     Mobile telephony regulation concentrates on the management and control of the use of the radio-electric public domain, which is used by operators through the allocation of frequencies in the radio-electric public domain.

     For the provision of mobile telephony services, Telefónica Móviles España is considered a market dominant operator and is subject to the fulfillment of certain obligations in the interconnection services market.

     Internet

     Spanish law has attempted to remove legal uncertainties regarding the Internet as a transmission vehicle for diffusion and exchange of various types of information. Law 34/2002 established the concept of “information society services” which incorporates, among other things, the purchase of goods and services through electronic means and the supply of information through the Internet.

     Service quality

     The service quality parameters were first established through a ministerial order, dated October 14, 1999, and through the universal service quality ministerial order, dated December 21, 2001. This regulatory framework sets forth the quality standards for telecommunications services, including fixed telephony, mobile telephony and Internet access. An amendment to these service quality parameters is expected to be published in the Official Registry (Boletin Official del Estado) in 2006. The contemplated amendments to these service quality parameters set forth more stringent requirements with respect to the level of service quality that operators must provide consumers.

     Regulatory authorities

     In accordance with General Telecommunications Law 32/2003, the national regulatory authorities in the telecommunications sector are:

  The Spanish Government;

  The senior and directive bodies of the Ministry of Economy on issues of price regulations (Government Deputy Commission for Financial Affairs);

  The Communications State Secretary for the Information Society, a member of the Ministry of Industry, Tourism and Trade;

  The Telecommunications Market Commission; and

  The State radio-communications agency.

Fixed telephony regulation

     Licenses and Concessions

     Under the new General Telecommunications Law, anyone involved in the operation of a telecommunications network or in the provision of electronic communication services should notify the Telecommunications Market Commission prior to the commencement of such activity. The Telecommunications Market Commission will register the telecommunications operator in the operator registry, so long as it complies with the General Telecommunications Law and all relevant regulations pursuant thereto.

     All licenses and authorizations for the use of telecommunications networks or for the provision of electronic communications services expired after the new General Telecommunications Law came into force. Nevertheless, the right to occupy public and private property should continue according to the relevant regulation.

     Interconnection

     The General Telecommunications Law requires owners of public telecommunications networks, which includes Telefónica de España, to allow competitors to interconnect with their networks and services under non-discriminatory terms and conditions. The General Law on Telecommunications provides that the conditions for interconnection are to be freely agreed among the parties in compliance with certain minimum conditions established by law for interconnection agreements. Where the parties are unable to reach an agreement, the Telecommunications Market Commission may impose the obligation to interconnect upon the conditions it dictates.

     Until the regulations governing the telecommunications markets in Spain under the General Telecommunications Law are fully developed and an analysis is completed by the Telecommunications Market Commission, the reference interconnection offer (RIO) applies. The RIO is an instrument created by Spanish law under which Telefónica de España sets forth the terms and the general, technical and financial conditions through which Telefónica de España interconnects with other operators. The applicable regulations state that interconnection prices charged by Telefónica de España in its RIO must be based on cost rather than profit. The RIO is updated periodically by regulations of the Telecommunications Market Commission.

     Significant updates to the RIO have included:

  Telecommunications Market Commission resolution dated August 9, 2001, introducing interconnection pricing by digital capacity in addition to interconnection pricing per minute;

  Telecommunications Market Commission resolution dated March 31, 2004, introducing the charging of interconnection fees for toll-free calls from public-use terminals; and

  Telecommunications Market Commission resolution dated November 23, 2005, introducing interconnection prices. Telefónica de España has filed an administrative appeal against some of the sections of this resolution.

     Network access

     The General Telecommunications Law provides that the Telecommunications Market Commission can require an electronic communications public network operator to allow other operators to access its network. The Telecommunications Market Commission can establish the technical or operating requirements to ensure normal performance of such network. In the same manner as interconnection obligations, an operator may be declared to have significant market power, which imposes obligations regarding information transparency, non-discrimination, separation of accounts, access to specific network resources and price controls.

     Under Royal Decree 7/2000 and Royal Decree 3456/2000, the “unbundling of the local loop” was established by setting forth the conditions under which the dominant operators of fixed line public networks must provide shared access to the local loop, with prices set by the Spanish government’s Deputy Commission for Financial Affairs.

     The Telecommunications Market Commission has amended Telefónica de España’s local loop offer for 2004:

  on March 31, 2004 by lowering the monthly rental fees charged for access to the local loop;

  on July 22, 2004 by adapting the local loop offer to new ADSL velocities at the retail level; and

  on July 28, 2004 by modifying the local loop offer for massive migrations between different varieties for access to the local loop.

     The Telecommunications Market Commission is expected to amend Telefónica de España’s local loop offer in 2006 as a result of the development of new ADSL speeds.

     Royal Decree 2296/2004 regulates matters concerning call-to-call operator selection, pre-selection of operator and safekeeping of numbers by subscribers, irrespective of the operator that provides the service.

     In order to provide operators with guidance on how they can comply with their obligations pursuant to Royal Decree 2296/2004, the Telecommunications Market Commission issued Circular 1/2004. Circular 1/2004 states that operators may meet their obligations under such Royal Decree by hiring an unaffiliated third-party vendor to process customer requests regarding the selection of operators. In this manner, the third-party vendor may verify that the operator has complied with its legal obligation to allow customers to select the operator of their choice to process their telephone calls. Telefónica de España has adopted the Telecommunications Market Commission’s guidance and has contracted a third-party vendor to process customer requests to use different operators to process their telephone calls.

     Selection of operator

     Telefónica de España, as a designated market dominant operator in the supply of connection to public telephone networks from a fixed location, must allow subscribers to place calls with any operator. Customers may pre-select any operator or choose another operator by dialing a three-digit code.

     Public service obligations

     Universal service. The General Telecommunications Law provides that operators shall be subject to rules of public service and other general public obligations in order to guarantee the existence and quality of electronic communications services.

     “Universal service” is defined as a set of communication services guaranteed to all end users, irrespective of their geographic location, of a determined quality and at an affordable price. Such services must guarantee that all citizens can receive a connection to the fixed line public network and access to the fixed line telecommunications services available to the public, a free telephone directory, a sufficient number of public telephones, equal access to fixed line telephony services for disabled persons or those with special social needs and functional Internet access.

     In addition, Law 34/2002, governing e-commerce and information services over the Internet, provides that all subscribers to the rural telephone cellular access system (TRAC) that requested an Internet connection prior to December 31, 2004 could progressively be provided with a connection that allows them functional connection to the Internet.

     Pursuant to Royal Decree 424/2005, Telefónica de España’s current obligation to provide universal service is imposed until 2007. Pursuant to the Telecommunications Market Commission’s Regulation dated December 21, 2005, there will be a public comment period whereby members of the public may express views for the Telecommunications Market Commission’s consideration regarding what operator should be selected to provide universal service after 2007. Telefónica de España has been the only operator in Spain to provide universal service since December 1998.

     To finance the universal service, the General Telecommunications Law stipulates that the Telecommunications Market Commission must determine whether the net cost to provide universal services implies an unfair burden for the operators required to provide such service. The Telecommunications Market Commission has issued several resolutions relating to Telefónica de España’s net costs for the provision of the universal service, indicating that Telefónica de España does not have a right to be compensated by other operators as there is no competitive disadvantage or unfair burden. On March 25, 2004, the Telecommunications Market Commission recognized the existence of a net cost of €110.0 million for Telefónica de España as a result of providing universal service, but provided no compensation since the amount was not considered an undue burden. However, Royal Decree 424/2005 provides for the possibility that Telefónica de España may recover certain costs incurred in providing universal service in 2006. See “—The General Telecommunications Law” above.

   Competition

     The following describes our current main competitors in the principal market segments in which the Telefónica de España Group operates.

     Since 1997, the supply of fixed line telephone services to the public has been open to all competitors, subject to basic licensing requirements as provided for in the General Telecommunications Law, as well as the attainment of legal authorization for installment of such services.

     In June 1997, Retevisión was granted a license to provide public fixed line telephone services in Spain, becoming the second operator after Telefónica de España to hold such a license. Retevisión began operations in January 1998. During 2002, as part of a reorganization process undertaken by the Auna Group, Retevisión merged with Aunacable (a cable operator belonging to the Auna Group). The new name of this fixed line telephone company is Auna Telecommunicaciones, S.A. The principal shareholders of the Auna Group are Endesa, Santander Central Hispano, Unión Fenosa and ING, together with several savings banks. In November 2005, the cable operator ONO acquired Auna Telecomunicaciones, becoming the first cable operator in Spain, named Grupo Corporativo ONO. The principal shareholders of the new group are Grupo Multitel, JP Morgan Partners, Providence Equity Partners and Thomas H. Lee Partners.

     In May 1998, the Lince consortium, comprised of France Telecom and Editel, S.A. (a consortium which includes Multitel Cable, S.A. and Ferrovial Telecommunicaciones), received the third license for the provision of fixed line telephone services in Spain. Lince commenced operations in December 1998 under the trade name Uni2. In July 2001, France Telecom reached an agreement with its partners in the Lince consortium to acquire their interests in the Lince group. As a result, France Telecom now owns 100% of Uni2, which, together with Al-Pi Telecommunicaciones (a subsidiary of Uni2 that serves corporate clients and professionals in Catalonia), comprises the Uni2 group. In July 2005, France Telecom acquired 80% of Amena, the third largest Spanish mobile operator.

     Jazztel plc, a company created in July 1998, received the fourth license for the provision of fixed line telephone services in Spain. Jazztel, p.l.c. is controlled by a consortium comprised of funds managed by Espírito Santo Bank, ING and Fidelity Investments.

   Tariffs

     On October 15, 1999, the Spanish government issued Royal Decree 16/1999 in order to address increasing inflation and promote a higher degree of competition among telecommunications operators. This decree established a price regulatory framework for fixed line telephony service and for lines to be leased by Telefónica de España based on maximum prices per year.

     On December 22, 2005, the Spanish government’s Deputy Commission for Financial Affairs (CDGAE) approved a new price regulatory framework for 2006. This new framework limits the CDGAE’s regulatory jurisdiction in establishing price regulatory frameworks and guarantees the provision of universal service. For more information regarding the Telecommunications Market Commission’s compliance with Article 7 of the European Union’s Electronic Communications Framework Directive (2002/21/EC), see “—Regulation—The General Telecommunications Law” above.

     Once the Telecommunications Market Commission completes its analysis of the telecommunications markets in Spain and adopts regulations pursuant thereto, as required by Article 7 of the European Union’s Electronic Communications Framework Directive (2002/21/EC), this regulatory framework will no longer be valid and will be replaced by the new regulations adopted by the Telecommunications Market Commission.

     On February 16, 2006, the Telecommunications Market Commission completed its analysis of the local and national fixed telephony markets in Spain and adopted regulations with respect to such markets.

     The most important aspects of the newly adopted regulations are the following:

  Telefónica de España may not engage in anticompetitive pricing or price discrimination among customers, offer anticompetitive bundled service packages or enter into abusive (as defined by the regulation) contractual terms with customers.

  Telefónica de España is required to meet certain disclosure requirements, including requirements to communicate terms and prices of its service offers to the Telecommunications Market Commission at least 21 days prior to their adoption (in the case of bundled service offers, these disclosures must include itemized prices with respect to each service offered), upon request, to provide to the Telecommunications Market Commission details regarding the prices applicable to entities with which Telefónica de España has service contracts (this requires Telefónica de España to maintain records of all of the customers with which it has service contracts along with copies of such contracts).

     The following table sets forth the variation in price caps from the previous price regulatory framework.

Concept	Variation

Local	—
Provincial	(36.4)%
Interprovincial	(45.6)%
International	(41.2)%
Fixed-to-mobile	(32.3)%
Information service	100.7%
Monthly rental fee	44.9%
Subscription fee	(53.4)%

     Tariffs for main services

     The tariffs for electronic telecommunication services for the three years ended December 31, 2005 (excluding applicable taxes) are set forth below. These are the nominal tariffs set by Telefónica de España in accordance with the applicable price regulatory framework.

	Year ended December 31,

	2003	2004	2005

		(in euro)
Subscription fee
Individual lines and trunk lines	59.50	59.50	59.50
Integrated Service Digital Network
Primary access	3,606.07	3,606.07	3,606.07
Basic access	168.28	168.28	168.28
Monthly subscription fee
Individual telephone line	12.61	13.17	13.43
Integrated Service Digital Network
Primary access	342.58	342.58	349.43
Basic access	23.78	24.81	25.31
Digital circuit 64 kbits/s of 4 km	236.24	236.24	236.24

     Comparison to other European Operators

     The following table sets forth the tariffs charged by Telefónica de España at December 31, 2005 compared to other European operators. Applicable rates during normal business hours have been used.

	Telefónica de España	Deutsche Telekom	France Telecom	Telecom Italia	BT (UK)

	(in euro)
Residential monthly rental fee	13.43	13.75	11.70	12.14	13.03
Business monthly rental fee	13.43	13.75	13.10	19.20	13.72

	During Business Hours

	Telefónica de España	Deutsche Telekom	France Telecom	Telecom Italia	BT (UK)

	(in euro)
3-minute calls
Local	0.0765	0.1008	0.1354	0.1013	0.1730
Long-distance national	0.2771	0.1266	0.2834	0.3329	0.1730

Source: Eurodata, Tarifica and operators.

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

  the Tiendas Telefónica (“Telefónica stores”) where customers can test and buy products marketed by Telefónica;

  Telefónica’s “virtual” store, accessible by Internet, which offers the ability to order and purchase online the majority of services and products offered by Telefónica; and

  a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.

     In addition, we have continued to develop our product portfolio, especially in broadband services. For instance, customers now have the option to finance the acquisition of desktop or portable computers from us as part of our ADSL offerings. We also launched the Imagenio service in 2004. Imagenio is a leisure and communication service, including pay-TV with a broad range of content, from regular television channels to movies, documentary films and music concerts, and featuring Videoclub, an advanced video-on-demand service. Imagenio includes broadband Internet access, although there is a way for customers to access the service through a digital television connection. Services launched in 2005 include the “Duos” and “Trios” packages that offer broadband Internet access and/or IPTV plus unlimited local and national calls.

     We have also continued to develop products previously introduced including our “combinados” plans that combine access and traffic, allowing each client to optimize its consumption according to calling destination and calling time profile. We have also initiated new access offers including “holiday line” and “young line” in order to better satisfy client needs. We have introduced packages for different customer segments, such as:

  “Tarifa mini”: provides unlimited local and long distance calls for a fixed price per call;

  “Tarifa mini internacional”: provides competitive prices for international calls to the Americas, Africa, Asia and Eastern Europe;

  “Tarifas planas”: provides unlimited calls for different geographic areas; and

  “Bonos Fijo Móvil”: provides competitive packages for calls from fixed to mobile telephones.

     During 2005, the Telefonica de España Group launched a range of bundled service packages that combine IPTV, ADSL and voice services under the name “Trios” (a package comprising all three services) and “Duos” (a package allowing customers to choose two of the three services). This is in line with our strategy of focusing on an integrated offer of telecommunications solutions to satisfy customer needs and to reinforce their loyalty and the quality of the service.

Telefónica Móviles—Mobile Business in Spain and Latin America

     We conduct our mobile business in Spain and Latin America through Telefónica Móviles, which is a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. Telefónica Móviles estimates, based on annual reports and press releases made public by its competitors and information from regulatory authorities, that it is one of the four largest global providers of wireless communications services based upon total managed customers at December 31, 2005. Telefónica Móviles offers a broad range of wireless services, including voice services, enhanced calling features, international roaming and wireless internet services.

     At December 31, 2005, Telefónica Móviles provided wireless services through its operating companies and joint venture to approximately 94.4 million managed customers in territories with a population of approximately 518 million. Telefónica Móviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile and, through its joint venture with Portugal Telecom, it also provides wireless communication services in Brazil. Telefónica Móviles also operates in Morocco where it has a 32.18% interest in Medi Telecom and currently appoints Medi Telecom’s chief executive officer.

     On March 29, 2006, Telefónica Móviles’ Board of Directors approved our merger proposal which is now subject to approval by shareholders at the annual general shareholders’ meeting of both companies. If the merger is effected, Telefónica Móviles, S.A. will be merged into Telefónica, S.A. and will cease to exist as an independent corporate entity, with Telefónica, S.A. acquiring all of the rights and obligations of Telefónica Móviles, S.A. by universal succession.

     The following table provides a summary overview of Telefónica Móviles’ principal operating companies and those companies in which it has non-controlling minority interests.

Region	Country	Company	Population	Total customers at December 31, 2005

			(in millions)	(in millions)
Spain	Spain	Telefónica Móviles España	44.6	19.9

Brazil	Brazil	Brasilcel, N.V.(1)	136.5	29.8

Northern Region			134.7	9.2

	Mexico	Telefónica Móviles México, S.A. de	106.2	6.4
		C.V.
	Panama	Telefónica Móviles Panamá	3.2	0.8
	Nicaragua	Telefónica Celular de Nicaragua,	5.8	0.4
		S.A.
	Guatemala	Telefónica Centroamérica	12.6	1.0
		Guatemala, and Telefónica
		Móviles y Compañía, S.C.A.
	El Salvador	Telefónica Móviles El Salvador	6.9	0.5
Andean Region			113.7	17.5

	Venezuela	Telcel, S.A.	26.5	6.2
	Colombia	Telefónica Móviles Colombia, S.A.	46.0	6.0
	Peru	Telefónica Móviles Peru	28.0	3.5
	Ecuador	Otecel, S.A.	13.2	1.9
Southern Cone			57.9	14.0

	Argentina	TCP Argentina and	39.1	8.3
		Radiocomunicaciones Móviles
		S.A.
	Chile	Telefónica Móvil de Chile and	15.5	5.3
		Telefónica Móviles Chile
	Uruguay	Abiatar, S.A.	3.3	0.4
Morocco	Morocco	Medi Telecom (2)	31.0	4.0

(1)	Jointly controlled and managed by Telefónica Móviles and Portugal Telecom. Through its 50% interest in Brasilcel, as of December 31, 2005, Telefónica Móviles indirectly holds 45.50% of Tele Sudeste (TDS), 33.5 % of Celular CRT (CRTPart), 25.33% of Tele Leste Celular (TBE), 33.04% of Telesp Celular Participações, S.A. (TCP) and 17.34% of Tele Centro Oeste Celular Participaçoes, S.A.(TCO). Brasilcel is proportionally consolidated in Telefónica Móviles’ financial statements. As of March 26, 2006, following TCO’s merger with TCP, and TSD’s, TBE’s and CRTPart’s merger into TCP, only one company exists, which has changed its name to VIVO Participaçoes S.A.
(2)	Jointly managed by Telefónica Móviles and Portugal Telecom. Each of Telefónica Móviles and Portugal Telecom has a 32.18% interest in Medi Telecom.

   Services and Products

     Telefónica Móviles’ operating companies offer a wide variety of wireless and related services and products to consumer and business customers. Although the services and products available vary from country to country, the following are Telefónica Móviles’ principal services and products:

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

  Wireless Data and Internet Services. Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica Móviles also provides wireless connectivity and internet access. Through wireless internet access, its customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use its other data services.

  Corporate Services. Telefónica Móviles provides business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo, and other advanced solutions for data, developed for specific sectors.

  Roaming. Telefónica Móviles has roaming agreements that allow its customers to use their handsets when they are outside of their service territories, including on an international basis.

  Fixed Wireless. In Argentina, Peru and Venezuela, Telefónica Móviles provides local fixed wireless service.

  Trunking and Paging. In Spain and Guatemala, Telefónica Móviles provides digital wireless services for closed-user groups of clients and paging services.

  M-payment. Through its subsidiary, Telefónica Móviles España, and together with Vodafone España, Amena and other financial institutions and processing companies, Telefónica Móviles has a 13.36% interest in Mobipay España, a company incorporated to develop micro-payments. Telefónica Móviles also has a 50% interest in Mobipay International, aimed at expediting payments through mobile phones in an international setting. Banco Bilbao Vizcaya Argentaria, S.A. is the other 50% shareholder in Mobipay International.

   Telefónica Móviles’ Operations

     Telefónica Móviles’ operations currently are conducted in three distinct geographic areas:

  Spain;

  Morocco; and

  Latin America.

     In order to achieve critical mass of customers and to enhance efficiency, Telefónica Móviles manages its wireless assets in Latin American in four large regions:

  the Northern Region, which is managed from Mexico and includes both our Mexican subsidiary and our operations in Guatemala, El Salvador, Panama and Nicaragua;

  the Andean Region, which includes our operations in Venezuela, Columbia, Peru and Ecuador;

  Brazil; and

  the Southern Cone, which includes our operations in Argentina, Chile and Uruguay.

     The following section provides a description of the markets in which Telefónica Móviles operates. Customer information on the wireless markets in which Telefónica Móviles operates, including its market share, are estimates that Telefónica Móviles has made based on annual reports and press releases made public by its competitors or information from local regulators in the respective markets.

     Spain

     Telefónica Móviles offers wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain in terms of total number of customers at December 31, 2005. Telefónica Móviles España had approximately 20 million customers at December 31, 2005, representing an estimated 46% market share and 51% outgoing revenues market share.

     The following table presents selected statistical data relating to the operations of Telefónica Móviles España:

	At December 31,

	2004	2005

Total customers (in millions)	19.0	19.9
Pre-paid customers (in millions)	9.7	9.19
Population in service territory (in millions)	44	45

Source: Telefónica Móviles.

     Telefónica Móviles España has offered wireless services in Spain since 1982 with the launch of analog wireless services under the brand MoviLine (services discontinued in 2004). Digital wireless services, using GSM 900 MHz technology, were launched in 1995 under the MoviStar brand name, which has since become one of the most widely recognized brands in Spain. In January 1999, Telefónica Móviles España launched the GSM 1800 MHz service. In March 2000, having achieved the highest rating in the award process, Telefónica Móviles España was awarded a third generation wireless, or UMTS, license covering the Spanish national territory for €131 million. In June 2005, Telefónica Móviles España was granted a 4 MHz block for the provision of GSM mobile telephony services in the 900 MHz band.

     Market. With an estimated population of approximately 44 million people, Spain is the fifth largest wireless market in Western Europe with approximately 43 million wireless customers at December 31, 2005. This customer base represents a penetration rate of 98%. The penetration rate in the Spanish market grew 7.5 percentage points in 2005.

     The Spanish wireless market has shown growth as a result of a decline of wireless handset prices and per minute call rates, and the introduction of pre-paid tariffs. At December 31, 2005, Telefónica Móviles España had approximately 20 million customers. The number of contract customers totaled approximately 10.7 million, representing a 15.6% increase compared to 2004.

     In an increasingly competitive market, with strong competition in number portability and pressure on pricing, including termination rate reductions, along with the potential entry of new competitors, Telefónica Móviles España is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:

  in-depth market segmentation, with a focus on customer value;

  smart pricing to stimulate usage, launching segmented packages and innovative tariff options; and

  leveraging UMTS to develop new services, deploying the network ahead of competitors.

     Network and Technology. Telefónica Móviles España’s digital network in Spain is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica Móviles España’s international roaming agreements, enables its MoviStar customers to make and receive calls throughout Western Europe and in almost 200 countries worldwide. Telefónica Móviles España’s GSM/UMTS based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products.

     In 2004 and 2005, Telefónica Móviles España invested in the aggregate approximately €1,356 million in building out and enhancing its networks in Spain and developing its technological platforms and information systems. At December 31, 2005, Telefónica Móviles España’s GSM/GPRS digital network in Spain, which consisted of 115 switching centers and approximately 18,000 base stations, provided coverage to approximately 99% of the population. At December 31, 2005, Telefónica Móviles España’s UMTS network provided coverage in areas where 70% of the Spanish population resides, with 5,000 UMTS base stations installed.

     Sales and Marketing. Since Telefónica Móviles España began providing wireless services in Spain, its sales and marketing strategy has been to generate increased brand awareness, customer growth and increased revenues. Telefónica Móviles España utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Telefónica Móviles España also sponsors several cultural and sporting events in order to increase its brand recognition.

     For purposes of sales and distribution, Telefónica Móviles España divides the Spanish market into the consumer market and business market. At December 31, 2005, Telefónica Móviles España had 9,362 points of sale for the consumer market, including specialized and large retailers. In addition, Telefónica Móviles España uses approximately 118 points of sale that are owned by the Telefónica Group.

     In 2005, Telefónica Móviles España continued to encourage customer migration from its pre-paid plans to its contract plans, in line with the process that started in March 2002, when the contract plans of Telefónica Móviles España shifted from a monthly fee to a minimum usage commitment. In 2005, prepaid to contract migrations were over one million, contributing to an improvement in the percentage of its contract customers to its total customers by 5 percentage points as of December 31, 2005 compared to December 31, 2004.

     Competition. Telefónica Móviles España currently has two competitors in the Spanish market for wireless communications service: Vodafone España, a subsidiary of Vodafone PLC, and Retevisión Móvil S.A., which operates under the trade name Amena and was acquired by France Telecom during the second half of 2005.

     Regulation. Licenses and concessions — Under the new General Telecommunications Law, anyone interested in the operation of a telecommunications network or in the provision of electronic communications services should notify the Telecommunications Market Commission prior to the commencement of the activity. The Telecommunications Market Commission will register the telecommunications operator in the Operator Registry.

     Under the new regulatory framework, all licenses and authorizations for the operation of telecommunications networks or for the provision of electronic communications services were extinguished once the new General Telecommunications Law came into force. However, in accordance with the first transitory disposition of the new General Telecommunications Law, the rights and obligations applicable to the individual licenses and general authorizations held by Telefónica Móviles España will remain valid. Consequently, Telefónica Móviles España must comply with the obligations established before new General Telecommunications Law came into force.

     Telefónica Móviles España holds the following concessions for the use of spectrum which terms and conditions are associated with the former licenses now extinguished:

Spectrum rights	Duration	Ending Date	Extension Period

GSM 900 (2x12)	15 years	February 3, 2010	5 years
GSM 900 (2x4)	15 years	June 6, 2020	5 years
DCS-1800 (1)	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years
Paging	20 years	April 24, 2020	10 years
(8) Analogic Trunking	20 years	June 2014	10 years
(4) Analogic Trunking	20 years	November 2016	10 years

(1)	On November 29, 2002, the Ministry of Industries, Tourism and Commerce completed the allocation of the DCS-1800 band. We received 2 x 24.8 MHz of spectrum.

     Interconnection — Spanish law requires public telecommunications networks to provide interconnection to other public telecommunications networks established in Spain, the terms of which must be specified in an interconnection agreement between the parties. Because Telefónica Móviles España has been classified by the Telecommunications Market Commission as an operator with “significant market power” in the wireless communications and interconnection markets, it is required, among other obligations, to facilitate cost-oriented interconnection rates on a non-discriminatory and transparent basis and report to the Ministry of Economy and the Ministry of Industries, Tourism and Commerce regarding its compliance. In October 2005, the Telecommunications Market Commission established the average maximum price for Telefónica Móviles España’s interconnection termination service at approximately €0.11 per minute.

     Tariffs — The mobile operators that provide mobile telephone services may generally set the tariffs they charge their customers. However, the General Telecommunications Law authorizes the Government’s Deputy Commission for Financial Affairs to set transitory maximum and minimum prices, as well as fixed prices. As of the date of this Annual Report, the Deputy Commission for Financial Affairs has not regulated rates of digital wireless services.

     Telefónica Móviles España can freely set rates for services provided to its customers and must only communicate the rates to the regulatory authorities and to consumer and customer organizations.

     Virtual mobile operators — Virtual mobile operators are mobile operators that do not own a network and that may provide mobile telephony service through voluntary non-discriminatory access agreements with mobile operators that own existing networks. On February 2, 2006, the Telecommunications Market Commission issued a regulation concerning the market for access to and call origination on public mobile telecommunications networks in Spain. In connection with this regulation, the Telecommunications Market Commission found that all mobile network operators in Spain collectively hold a dominant position in the wholesale market for mobile telephony. Consequently, the Telecommunications Market Commission has imposed an obligation on mobile operators in Spain to (i) provide network access following a reasonable request by a virtual mobile operator and (ii) offer reasonable prices for access services. The Telecommunications Market Commission in the first instance will allow mobile operators with networks and virtual mobile operators to negotiate agreements that meet the requirements set forth above. However, if mobile operators with networks and virtual mobile operators are unable to negotiate such agreements independently, the Telecommunications Market Commission will set forth the terms of such agreements for the parties.

     EC regulation on roaming tariffs — On March 28, 2006, Commissioner Reding announced a proposal for a new regulation on international roaming tariffs. The Commissioner intends to base such regulation on Article 95 of the EC Treaty, pursuant to the approach followed in relation to the cross-border payment regulation in 2001. To assist with the preparation of this regulation, the Commission has sought public comment. The second public comment period opened on April 3, 2006 and is to end on April 28, 2006. The European Commission could adopt the proposal in June. If such regulation were to be adopted by the European Parliament and the European Council of Ministers, it would be immediately in effect in all 25 Member States without transposition into national law and could adversely affect Telefónica Móviles and its operations.

     Morocco

     Telefónica Móviles provides wireless services in Morocco through Medi Telecom, S.A., in which it holds a 32.18% interest and shares management responsibilities with Portugal Telecom, which also holds a 32.18% interest in Medi Telecom. Medi Telecom is also owned by local minority shareholders. Medi Telecom is one of two wireless operators in Morocco, with over 4 million customers at December 31, 2005. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

     The following table presents selected statistical data relating to Telefónica Móviles’ investment in Medi Telecom:

	At December 31,

	2004	2005

Total wireless customers (in millions)	2.73	4.02
Pre-paid customers (in millions)	2.62	3.87
Population in service territory (in millions)	31	31

Source: Telefónica Móviles, except population data from Pyramid Research.

     Shareholders’ Agreement. Telefónica Móviles España has entered into a shareholders’ agreement with other shareholders of Medi Telecom under which it has the right to appoint the chief executive officer of Medi Telecom. In addition, as of April 2003, the sale or transfer of shares in Medi Telecom triggers a right of first refusal to the other non-transferring shareholder in two steps: firstly to the Technical Shareholders (Telefónica Móviles España and Portugal Telecom) and secondly to the remaining shareholders. In addition, the change of control in the direct or indirect shareholders of Medi Telecom (which specifically includes the acquisitions of such interest by a competitor of Telefónica, S.A. or Portugal Telecom) would entitle the non-affected shareholder to exercise a call option over Medi Telecom’s shares owned by the party undergoing such change of control. The shareholders’ agreement also requires specified majority votes to approve most corporate actions.

     Market. With a population of approximately 31 million people, Morocco had 12.3 million wireless customers at December 31, 2005, representing a penetration rate of 40%. Medi Telecom estimates that the Moroccan market grew 34% in 2005 compared to 2004.

     Network and Technology. Medi Telecom’s network in Morocco is based upon the GSM standard. In 2004 and 2005, Medi Telecom invested a total of approximately €156 million in building out and enhancing its digital network in Morocco. Medi Telecom has been offering wireless internet since April 2001. In 2005, Medi Telecom has been awarded a fixed license in Morocco, and the company is rolling out a fixed network based on WiMax technology.

     Sales and Marketing. Medi Telecom’s sales and marketing strategy has been to generate rapid customer growth. At December 31, 2005, approximately 96% of Medi Telecom’s customers used pre-paid plans with the remainder using contract service.

     Competition. Medi Telecom competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

     Latin America—Brazil

     Telefónica Móviles and Portugal Telecom are 50:50 shareholders in Brasilcel, N.V., or Brasilcel, a joint venture which combined Telefónica Móviles’ and Portugal Telecom’s wireless businesses in Brazil. This joint venture is the leading wireless operator in Brazil in terms of total number of customers at December 31, 2005. At December 31, 2005, Brasilcel had a total of 29.8 million customers, of which 5.7 million were contract customers. Brasilcel had an estimated average share in its markets of operations of approximately 44.2% at December 31, 2005. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 19 states in Brazil and its federal capital, with a population of approximately 136.5 million, and covering 85.5% of Brazil’s gross domestic product.

     On February 22, 2006, the respective shareholders’ meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TBE”) and Celular CRT Participações S.A. (“CRTPart”) approved (i) the merger of TCO in order to convert it into a wholly owned subsidiary of TCP and (ii) the merger of TSD, TBE and CRT Part into TCP. TCP was the sole surviving company of these mergers and subsequently changed its name to “VIVO Participaçoes S.A.”

     The following table shows the different states where service is provided by Brasilcel’s operators in 2005:

Company	State

Telesp Celular	São Paulo (SP)

Tele Sudeste	Rio de Janeiro (RJ) and Espirito Santo (ES)

Global Telecom	Paraná (PA) and Santa Catarina (SC)

CRT Celular	Rio Grande do Sul (RS)

Tele Centro Oeste	Acre (AC), Goiás (GO), Mato Grosso (MT), Mato Grosso do Sul (MS), Rondônia
(RO), Tocantins (TO), Distrito Federal (DF), Amazonas (AM), Pará (PA), Amapá
(AP), Roraima (RR) and Maranhão (MA)

Tele Leste	Bahia (BA) and Sergipe (SE)

     The following table presents statistical data relating to our operations in Brazil:

	At December 31,

	2004	2005

Population in service territory (in millions)	131.5	136.5
Total customers (in millions)	26.5	29.8
Pre-paid customers (in millions)	21.4	24.1

Source: Telefónica Móviles, except population data from Pyramid Research.

     Market. Brazil is one of the largest countries in the world, with a surface area of 8.5 square million kilometers and a population of approximately 185.5 million people. At December 31, 2005, with 86.2 million wireless subscribers, Brazil ranked first in Latin America in terms of number of wireless customers. At December 31, 2005, Brazil had an estimated market penetration rate of 46.5% and of 49.2% in the areas where Vivo operates.

     Network and Technology. The licenses granted to the companies integrated in Brasilcel allow operations over the CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Vivo offers both analog and digital services in the band of 800 MHz. CDMA 1XRTT is a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s. In 2004, Vivo launched CDMA EVDO, a technology that increases data capabilities allowing speeds of up 2.4 Mbits/s. TDMA, or time division multiple access, is a digital mobile phone technology that allows several calls to share a single channel without interfering with one another.

     Of Vivo’s investment in the development of the networks of its companies in Brazil in 2004 and 2005, approximately €677 million were attributable to Telefónica Móviles as a proportion of the total investment corresponding to its interest in the Brasilcel entities.

     Sales and Marketing. The consolidation of the different brands of the Brasilcel joint venture into the “Vivo” brand in 2003, enabled Vivo companies to develop and operate under a unified commercial strategy. Vivo is actively managing its distribution channels, which consisted of 8,282 points of sale at December 31, 2005. Additionally, Vivo prepaid customers were provided access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network. As of December 31, 2005, approximately 19% of Vivo’s customers were contract clients and the remaining 81% were prepaid customers.

     Competition. Brasilcel is the leading wireless operator in Brazil in terms of number of customers at December 31, 2005. The growth of the Brazilian market has been considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Brasilcel operates. Its major competitors are subsidiaries of Telecom Italia Mobile, America Móvil, Brazil Telecom and Telemar.

     Regulation. The wireless telecommunications companies that operate pursuant to licenses and concessions are subject to general obligations set forth by the National Agency for Telecommunications, or Anatel, and to obligations pursuant to each license concerning quality of services, network expansion and modernization.

     Licenses and Concessions — On December 4, 2002, Anatel authorized the contribution to Brasilcel of the wireless assets in Brazil of both Portugal Telecom and Telefónica Móviles and allowed the migration of Brasilcel’s operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel’s operators replaced all their old licenses with new SMP licenses. The old licenses were concessions granted under the Cellular Mobile Service, or the SMC regime. The new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses (Celular CRT until 2007; Telerj Celular until 2005; Telest Celular until 2008; Telebahia Celular and Telergipe Celular until 2008; TCP until 2008 or 2009 (for the cities of Ribeirao Preto and Guatapará); Global Telecom until 2013; TCO until 2006 (for Brazil’s Federal District); Teleacre Celular, Teleron Celular, Telemat Celular and Telems Celular until 2009; Telegoiás Celular until 2008; and Norte Brasil Telecom until 2013). The Telerj Celular license was renewed in 2005 for a fifteen-year period and will expire again in 2020.

     The renewal of each of these licenses must be solicited 30 months before its expiration. The companies listed above with licenses expiring within 30 months have already applied for the renewal of their licenses. For the renewal of these licenses, each operator will have to make a payment for the use of the spectrum in the amount of 2% of its annual gross revenues. This payment must be made two years after obtaining the license.

     Interconnection — Resolution 410/2005 approved the general interconnection regulations. Interconnection is mandatory for all telecommunications operators. Conflicts arising from the negotiations between operators are resolved through arbitration by Anatel. Existing regulations state that operators that offer general public services (fixed line services, personal mobile services and specialized mobile services such as trunking and cable TV) must publish the terms and conditions for interconnection with their networks.

     Rates — The rates that wireless service providers may charge their customers are also regulated by the SMP regime. The SMP regime allows operators to freely negotiate their interconnection rates with other operators. If they fail to reach an agreement, each operator may call upon ANATEL to determine the terms and conditions of interconnection. In addition, under the SMP rules, the retail rates charged to customers for fixed-to-mobile calls cannot be less than the sum of the interconnection fees charged on the fixed and mobile terminations.

     Recent developments in the SMP regime — In 2005, Anatel published proposed regulations under the SMP regime. These proposed regulations include increasing the period of time that pre-paid cards are valid, decreasing the minimum duration of service contracts that wireless service providers may offer customers and requiring wireless service providers to have more customer service stations in cities where wireless service is provided. During the public comment period that ended in January 2006, the Brasilcel operators submitted their comments against the proposed regulations. Except for Resolution 410/2005 discussed above, Anatel has yet to enact any of its other proposed regulations. If Anatel were to enact these proposed regulations, such regulations may negatively affect Telefónica Móviles’ Brazilian subsidiaries’ business, financial condition and results of operations.

   Latin America—Northern Region

     The Northern Region includes Telefónica Móviles’ operations in Mexico, El Salvador, Guatemala, Panama and Nicaragua. This region is the second largest region in Latin America with a population of approximately 135 million. This area is an emerging wireless market with approximately 56 million customers at December 31, 2005, representing a penetration rate of approximately 41%. Telefónica Móviles has an estimated market share in this area of approximately 16.2% at December 31, 2005. Its major operation in the Northern Region is Mexico, which represents 79% of the region’s population and 62% of the region’s revenue.

     The following table presents selected statistical data related to the operations of the Northern Region.

	At December 31,

	2004	2005

Total customers (in millions)	7.7	9.2

	At December 31,

	2004	2005

Pre-paid customers (in millions)	7.0	8.4
Fixed wireless (in millions)	0.136	0.146
Population in service territory (in millions)	132.8	134.7

Source: Telefónica Móviles, except for population data from Pyramid Research.

     Network and Technology. Telefónica Móviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA and GSM standard. The rollout of Telefónica Móviles Mexico’s GSM network on a nationwide basis started in 2003 and continued during 2004 and 2005, covering approximately 50,000 villages and geographic areas representing approximately 90% of the urban population. Telefónica Móviles México has 88% of its customers in its GSM network at the end of December 2005. The rest of the operators in the region had networks based upon the CDMA or TDMA standards, and during 2004 and 2005, they have been rolling out networks based on the GSM standard. Telefónica Móviles has invested in the Northern Region a total of €737 million during 2004 and 2005, 88% of which has been invested in Mexico principally to rollout its GSM network.

     Sales and Marketing. Telefónica Móviles’ operating companies in these countries use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising to market their products. At December 31, 2005, approximately 6% of Northern Region customers were contract customers, while 94% were prepaid customers.

     Competition. Telefónica Móviles is the second largest wireless operator in Mexico, El Salvador, Nicaragua and Panama in terms of total number of customers at December 31, 2005. It is the third largest operator in Guatemala in terms of total number of customers at such date. Telefónica Móviles México competes with various operators at a national level. Telefónica Móviles Mexico’s principal competitor is Telcel, a subsidiary of América Móvil. Its other significant competitors are Iusacell, Unefon and Nextel.

     Mexican Regulation. The provision of telecommunications services in Mexico is regulated by the Telecommunications Federal Law (“LFT”), enacted in 1995 (D.O.F.7/6/95), as well as specific regulations governing the different types of telecommunications services.

     Licenses and concessions — In Mexico, authorization to provide mobile telephony services is granted through a concession. Telefónica Móviles Mexico’s wireless operating companies have been granted concessions to operate mobile telephony services on Band A in the following states: Baja California, Baja California Sur, Sinaloa, Chihuahua, Durango, Nuevo León, Tamaulipas and Coahuila, excluding certain select the municipalities.

     Currently, only one Band A and one Band B service provider may provide mobile telephony services in each region. Each concession is granted for a period of 20 years, and may be renewed for additional 20-year periods, subject to the fulfillment by the operator of certain terms and conditions. These conditions are the fulfillment of existing obligations under the license, solicitation of renewal of the license before its expiration and acceptance of the new conditions that will be established by the SCT. The concessions to provide mobile telephony services awarded to Telefónica Móviles Mexico’s operating companies each expire in 2010.

     In 2002, Telefónica Móviles acquired 65% of Pegaso. In 1998, Pegaso was awarded licenses to provide personal communication services until 2018. This license may be extended for additional 20-year periods, subject to the fulfillment by the operator of certain terms and conditions.

     Concessionaires of public telecommunications networks are subject to general obligations set forth by the SCT and COFETEL and to obligations pursuant to each concession concerning quality of service, network expansion and modernization.

     On July 12, 2004, COFETEL called for an auction to grant concessions to provide fixed and mobile wireless access. The bidding process for certain wireless frequencies available in each of nine PCS regions began on January 11, 2005. Nextel, Telcel, Iusacell and Telefónica Móviles participated in the bidding process. However, the auction was halted on February 9, 2005 due to a court order mandating that COFETEL allow UNEFON to participate in the auction. The bidding process was reinitiated on April 1, 2005 and terminated on April 11, 2005. Telefónica Móviles was granted concessions in four different regions in Mexico. However, as a result of a regulation enacted by the Comisión Federal de Competencia (COFECO) establishing a spectrum cap of 35 MHz in PCS bands, Telefónica Móviles was not able to obtain more spectrum in Mexico City through the bidding process. Telefónica Móviles is currently challenging the legality of COFECO’s spectrum cap regulation.

     Interconnection — Mexican legislation on telecommunications matters requires all network license holders to enter into interconnection agreements whenever another operator requests it. The terms of such agreements may be freely negotiated between parties on a non-discriminatory basis. In the event of any controversy, COFETEL must arbitrate between the parties. The interconnection agreements must be registered in the telecommunications register, and those that are signed with foreign networks require prior authorization from the SCT.

     Under Mexican law, COFETEL can establish specific obligations for concessionaires of public telecommunications networks who hold significant market power regarding prices, quality of service and the provision of information.

     Since May 1, 1999, the Calling Party Pays (CPP) system has applied exclusively to local service (services established between exchanges of the same local area) although the user has the option of maintaining the Receiving Party Pays system. COFETEL has stated that it is considering extending CPP to national long-distance calls, which would require regulatory approval by the Federal Commission for Regulatory Improvement. While the proposed regulation is in final stages and ready for the Federal Commission for Regulatory Improvement’s approval, the approval process has been delayed as a result of the complaints of several long-distance operators.

     Rates — Rates charged to customers are not regulated. They are fixed by wireless operating companies and must be registered with COFETEL. Rates are not effective until confirmed by COFETEL.

   Latin America—Andean Region

     The Andean Region includes Telefónica Móviles’ operations in Venezuela, Colombia, Peru and Ecuador. At December 31, 2005, the wireless market in the region had approximately 46 million customers, and Telefónica Móviles had an estimated market share in this region of approximately 38.0%. Telefónica Móviles is the leading wireless operator in Venezuela and Peru in terms of total number of customers at December 31, 2005 and the second largest operator in Colombia and Ecuador.

      The following table presents the selected statistical data related to the operations of the Andean Region.

	At December 31,

	2004	2005

Total customers (in millions)	11.6	17.5
Pre-paid customers (in millions)	9.1	14.2
Fixed Wireless (in millions)	0.57	0.68
Population in service territory (in millions)	112	114

Source: Telefónica Móviles, except for population data from Pyramid Research.

     Network and Technology. In Venezuela, Telefónica Móviles Venezuela operates both digital and analog networks. Its digital network is based on the CDMA standard and its analog network is based on N-AMPS. Close to 100% of its customers in Venzuela are based on CDMA. During 2005, the company launched a new technology, 1X EVDO CDMA, which improves and allows higher speed data transmission services and capacity.

     Telefónica Móviles Colombia operates digital networks based upon the GSM (launched in July 2005), CDMA 1XRTT and TDMA standards. At December 31, 2005, GSM customers represented 27% of total customers.

     Telefónica Móviles Perú operates both analog and digital networks. Its digital network is based upon the CDMA/CDMA 1XRTT standard. At the end of 2005, Telefónica Móviles Perú started rolling out its GSM network, and the GSM services were launched as of February 2006.

     Telefónica Móviles Ecuador operates digital networks based upon the GSM standard (launched in September 2005) and CDMA 1XRTT. At December 31, 2005, GSM customers represented 9% of total customers.

      Telefónica Móviles has invested a total of €616 million in the Andean Region during 2004 and 2005.

     Sales and Marketing. Telefónica Móviles’ operating companies in these countries use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising to market their products. At December 31, 2005, approximately 17% of the Andean Region customers were contract customers, while approximately 78% were prepaid customers. The rest of the customers were fixed-wireless customers.

     Competition. The major market competitors in Venezuela are Movilnet, which is a wireless services communication provider that uses CDMA and TDMA technology, and Digitel TIM, which is a wireless communications provider that uses GSM technology.

     Telefónica Móviles Colombia currently has two competitors in the Colombian market for wireless communications services: Comcel, which belongs to América Móvil; and Colombia Móvil, whose brand is Ola, which obtained a PCS license in 2003 and is a joint venture of the two largest phone companies of the main Colombian cities of Bogota and Medellin.

     Telefónica Móviles Peru currently has two competitors in the Peruvian market for wireless communications services: América Móvil and Nextel Peru.

     Telefónica Móviles Ecuador currently has two competitors in the Ecuadorian market for wireless communications services: America Móvil and Alegro, which is owned by fixed line operators.

   Latin America—Southern Cone

     The Southern Region includes Telefónica Móviles’ operations in Chile, Argentina and Uruguay. At December 31, 2005, the wireless market in the region had approximately 34 million customers, and Telefónica Móviles had an estimated market share of approximately 41.2% in the region. The penetration rate in the region was 58.1% at December 31, 2005. Telefónica Móviles is the leading wireless operator in Argentina and Chile in terms of total number of customers at December 31, 2005 and the second largest operator in Uruguay.

     The following table presents selected statistical data related to the operations of the Northern Region.

	At December 31,

	2004	2005

Total customers (in millions)	6.9	14.0
Pre-paid customers (in millions)	5.1	9.8
Fixed wireless (in millions)	0	0.2
Population in service territory (in millions)	54	57.9

Source: Telefónica Móviles, except for population data from Pyramid Research.

     Network and Technology. In Argentina we operate both analog and digital networks. Telefónica Móviles’ digital network in Argentina is based upon the TDMA standard and the GSM standard. At December 31, 2005, GSM customers represented 51% of the total customers.

     Telefónica Móvil de Chile operates both TDMA and GSM networks. GSM customers represented 51% of the total customer base as of December 31, 2005.

     In Uruguay Telefónica Móviles operates both analog and digital networks. Its digital network is based upon the GSM (launched in April 2005) and CDMA standards. At December 31, 2005, GSM customers represented approximately 40% of total customers.

      Telefónica Móviles has invested a total of €515 million in the Southern Region during 2004 and 2005.

     Sales and Marketing. Telefónica Móviles’ operating companies in these countries use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising to market their products. At December 31, 2005, approximately 26% of Southern Region customers were contract customers, while approximately 74% were prepaid customers.

     Competition. Telefónica Móviles’ operators in Argentina currently have three competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina; CTI Móvil (controlled by América Móvil); and Nextel, owned by NII Holdings Inc.

     Telefónica Móviles’ operators in Chile currently have two competitors in the Chilean market for wireless communications service, each of which provides services on a nationwide basis: Entel and Smartcom.

     Telefónica Móviles’ operators in Uruguay currently have two competitors in the Uruguay market for wireless communications service, each of which provides services on a nationwide basis: Ancel and CTI.

   Wireless Internet and Data Initiatives

     We believe that the convergence of data communications and voice communications represents an important opportunity to increase revenue in the mobile communications sector. An important component of our strategy is broadening uses of wireless communications, currently dominated by voice services, to include more widespread use of wireless internet and data services.

     Telefónica Móviles España’s revenues from services increased to €1,030 million in 2005. This increase is primarily due to the increased use of other data services (downloads, browsing, data transmission, MMS and content SMS) in addition to traditional person-to-person SMS usage. Revenues from non-traditional person-to-person SMS increased by approximately 9 percentage points in 2005 to 38% of total data revenues.

     We expect that the contribution of wireless internet and data services to our revenues will increase significantly as technology and services improve and are made more accessible and user-friendly to mass-market consumers and business customers in each market in which Telefónica Móviles operates. The availability of compatible handsets at attractive prices will be key to achieving this development.

     Telefónica Móviles offers its clients a wide range of data services that it seeks to continuously improve. Current data services offered include short messaging services, or SMS and Multimedia Messaging Services, or MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica Móviles also provides wireless connectivity and internet access.

Telefónica Latinoamérica—Latin American Fixed Line Business

     Our Latin American fixed line business is conducted through Telefónica Latinoamérica. Telefónica Latinoamérica is comprised of:

  our fixed line telecommunications operators: Telesp (Brazil); Telefónica de Argentina (Argentina); CTC Chile (Chile); and Telefónica del Peru (Peru);

  our data business, Telefónica Empresas America;

  our wholesale data transmission and the international services business, Telefónica International Wholesale Services (TIWS); and

  our internet business, Terra Networks Latinoamérica.

     The principal services offered by Telefónica Latinoamérica are:

  Traditional fixed line telecommunication services, principally including PSTN (public switched telephone network) lines; ISDN (integrated services digital network) access; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services, information services and conference-call facilities); video telephony; intelligent network services; and leasing and sale of terminal equipment.

  Internet and broadband multimedia services, principally including narrowband switched access to Internet; ISP service; internet portal and network services; retail and wholesale broadband access, through ADSL and satellite technologies; residential-oriented value-added services (including instant messaging, concerts and videoclips by streaming, e-learning, parental control, firewall and anti-virus); pay TV service (Cable Magico) and VOIP services.

  Data and business-solutions services, principally including leased lines; VPN services; fiberoptics services; hosting and ASP service; outsourcing and consultancy services, including network management (CGPs) and desktop services and system integration and professional services.

  Wholesale services for telecommunication operators, principally including domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment and local loop leasing, under the unbundled local loop regulation framework.

     All existing fixed telephony, data and internet services in the Latin American countries in which we operate are open to free competition, including PCS service in Peru for which new licenses are expected to be granted in 2006.

     The following table sets forth ownership and management information as of December 31, 2005 regarding the principal fixed line telecommunications operators that are members of the Telefónica Latinoamérica group.

Company	Year Acquired	Population at December 31, 2005 (millions)	Interest	Management

Telecomunicações de São Paulo–Telesp	1998	40.4	87.5%	Telefónica Latinoamérica manages Telesp pursuant to a management contract

Compañía de Telecomunicaciones de Chile	1990	15.5	44.9%	Telefónica Latinoamérica appoints a majority of the members of the Board of Directors

Telefónica de Argentina	1990	39.1	98.0%	Telefónica Latinoamérica controls Telefónica de Argentina through its stake in COINTEL. In addition, Telefónica Latinoamérica manages Telefónica de Argentina pursuant to a management contract

Telefónica del Peru	1994	28.0	97.1%	Telefónica Latinoamérica appoints a majority of the members of the Board of Directors and manages Telefónica del Peru pursuant to a management contract

     In addition, Telefónica Latinoamérica group’s other members include: Telefonica Empresas, following its segregation and subsequent integration into the Telefónica Latinoamérica group’s fixed line activities in Latin America during 2005; Telefónica International Wholesale Services (TIWS); and Terra Networks Latinoamérica, as a result of the merger by absorption of Terra Networks into Telefónica, S.A. in July 2005.

   Brazil

      Telecomunicações de São Paulo—Telesp

     Telesp provides fixed line and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government. We acquired our initial interest in Telesp in 1998 as part of a consortium that acquired a majority interest in Telesp in connection with the restructuring of Telebrás, the former Brazilian state-owned telecommunications monopoly. In mid-2000, we completed an exchange offer for the Telesp shares and ADSs held by minority investors. In July 2000, we agreed to exchange our interest in Portelcom Participações S.A., the holding company which controls Telesp Celular, for Portugal Telecom’s minority interest in SP Telecomunicações S.A., the holding company through which we control Telesp and paid an aggregate of approximately U.S.$60 million to Portugal Telecom pursuant to the terms of the agreement. In December 2001, we acquired an additional 3.5% of SP Telecomunicações S.A. from Iberdrola.

     Under a management contract between Telefónica Latinoamérica and Telesp, Telefónica Latinoamérica provides Telesp with management and technical support in exchange for management fees equivalent to 0.1% of Telesp’s revenues, as defined in the management contract. The management contract expired in December 2005 and was renegotiated and renewed.

      Operations

     The following table provides information with respect to Telesp’s fixed line telecommunications network at the dates indicated.

	At December 31,			Increase/ (Decrease)

	2003	2004	2005	2004-2005

Fixed telephony accesses (in thousands)	12,287.0	12,455.0	12,340.0	(0.9)%
Data and Internet accesses (in thousands)	1,368.2	2,955.5	4,261.4	44.2	%(1)
Broadband accesses (in thousands)	484.4	826.4	1,690.4	104.6	%(1)
Penetration rate in São Paulo	31.6%	31.7%	30.9%	(0.8	) p.p.
Lines in service per employee	1,792.0	1,865.0	1,744.0	(6.5)%

(1)	Includes the former Terra Networks group companies in Brazil at December 31, 2005.

     At December 31, 2005, Telesp managed approximately 16.6 million accesses, representing an increase of 7.8% from 15.4 million accesses at December 31, 2004, due to a 104.6% increase in broadband accesses due to a 46% increase in Telesp’s broadband accesses as a result of its commercial efforts and the consolidation of the former Terra Networks group companies in Brazil (approximately 932 thousand accesses, of which 483.6 thousand were broadband accesses), offset in part by a 0.9% decrease in the number of fixed telephony accesses.

     Telesp’s network is 100% digitalized. Its productivity ratio decreased to 1,744 lines in service per employee at December 31, 2005 from 1,865 lines in service per employee at December 31, 2004, principally due to a decrease in lines in service (traditional and ADSL lines) and an increase in the number of employees as at December 31, 2005 compared to December 31, 2004, mainly due to the acquisition of Atrium (an integrated telecommunications service provider to small- and medium-size enterprises) in 2005.

     Fixed line voice traffic decreased 2.3% to 57,577 million minutes in 2005. This decrease was due to the increased use of mobile phones, which affected mainly long distance and public telephone traffic, to the decline in traffic in the intrastate long distance market and to the increase in pre-paid lines relative to post-paid lines, which affects fixed-to-mobile and long distance traffic because of the restrictions relating to calls made from such lines. Local fixed-to-fixed traffic increased 2.6% in 2005, while internet traffic decreased 12.3% due to the migration of customers to broadband.

     Regulation. In 1997, the Telecommunications General Law was passed in Brazil (Law 9472/97) creating a National Agency for Telecommunications, or Anatel.

     Concessions and Authorizations — Concessions and licenses to provide telecommunications services are granted under the public regime, while authorizations are granted under the private regime. Companies that provide services under the public regime, or public regime companies, are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime, or private regime companies, are generally not subject to the same requirements regarding continuity or universality of service. However, they are subject to certain network expansion and quality of service obligations set forth in their authorizations. Public regime companies, including Telesp, can also offer certain telecommunications services in the private regime, including data transmission services.

     Fixed-line Services (Public Regime) — Our current concession agreement was extended on December 22, 2005, for an additional period of 20 years. In accordance with the Concession Agreement before the renewal, we had notified Anatel of our intention to renew such Concession Agreement on June 30, 2003.

     On December 1, 2005, we sent to Anatel the necessary evidence that we had accomplished our network expansion targets established by the Serviço Telefónica Fixo Comutado, or the STFC, for 2005. The evidence of our accomplishment was submitted by Anatel to a public hearing on December 22, 2005, which was completed on February 6, 2006. Anatel is in the process of issuing a certificate.

     The renewed Concession Agreement contemplates possible changes to its terms to Anatel in 2010, 2015 and 2020. This provision permits Anatel to update the renewed Concession Agreement with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

     Fixed-line Services (Private Regime) — The Brazilian telecommunications regulations provide for the introduction of competition in telecommunications services by requiring Anatel to authorize private regime companies to provide local and intraregional long-distance service in each of the three fixed-line regions and to provide intraregional, interregional and international long distance services throughout Brazil. Anatel has already granted authorizations to private regime operators to operate in Region III, Telesp’s concession region.

     Interconnection — In July 2005, Anatel published a new regulation for interconnection among providers of telecommunications services, with material changes compared to the prior regulation. Among the key changes, it became mandatory to make an interconnection public offer for all classes and types of services, requiring operators to prepare a public document setting forth all of the conditions for the establishment of interconnection. In addition to the offers that were already contained in the current model, such as the offer between STFC carriers or between STFC and SMP/SME carriers, Telesp will have to make offers to MSC authorized companies in classes III and/or IV. Moreover, those offers are required to include criteria for treating fraudulent calls. These new regulations also contemplate the reduction of the period to fulfill the new interconnection requirements.

     Rates — For local network usage (TURL) and the interurban network (TU-RIU), rates are regulated by Anatel and an inflation index formula is included in the concession contract. Concession agreements also establish a price cap for annual rate adjustments, depending upon the type of service provided. Rates for international services are not required to follow the price cap.

     In June 2003, Anatel prescribed new rates for Telesp’s concession area. However, based on an injunction issued by a federal court, Telesp charged lower rates than those prescribed by Anatel. After the final decision regarding the legal injunction with the reincorporation of the IGP-DI as the index, the approved increases were applied in addition to the approved tariffs in June 2003. The increase was divided into two installments, the first one effective after September 1, 2004 and the second installment effective after November 1, 2004.

     In June 2004, Anatel approved new rates for Telesp’s concession areas starting in July 2004. The approved increases were applied in addition to the tariffs determined by the legal injunction. In June 2005, new rates were approved by Anatel according to the concession agreement.

     In addition, in 2006 a new index will be applicable to the adjustments of telecommunication tariffs. The current index applicable to telecommunications tariffs, Indice Geral de Preços (IGP-DI) will be replaced by the Indice Sectorial de Telecomunicações or the IST, the Telecommunications Sector Index, which was created to reflect the costs incurred by the telecommunications operators.

     Competition. In addition to evolving regulatory considerations, Telesp’s business is affected by competition from other telecommunications providers. Telesp began to face competition in its region in July 1999 and anticipates that competition will contribute to declining prices for fixed line telecommunications services and increasing pressure on operating margins. Telesp’s future growth and results of operations will depend significantly on a variety of factors, including:

  Brazil’s economic growth and its impact on the greater demand for services;

  the costs and availability of financing; and

  the exchange rate between the real and other currencies.

     Telesp is subject to competition for local telephone services from a “mirror” license holder, who was granted rights similar to those granted to Telesp as part of the privatization of Telebrás. It is subject to competition for interprovincial long distance services from a “mirror” license holder, Embratel and Embratel’s “mirror” license holder.

     Network and Technology. In 2003, Telesp began to offer international and interregional long distance telecommunications services known as “Super 15”. Since 1999, Telesp has made significant investments to develop its broadband access business through ADSL technology under the brand “Speedy”. Telesp also offers wireless broadband connectivity to its clients through Wi-Fi.

   Chile

      CTC Chile

     Compañía de Telecomunicaciones de Chile, or CTC Chile, a company in which we held a 44.89% stake at December 31, 2005, is the leading telecommunications operator in Chile based on number of customers, according to information provided by its competitors and regulatory authorities. As of December 31, 2005, CTC Chile owned approximately 72.5% of all telephone lines in Chile, according to its estimates.

     Operations

     The following table provides information with respect to CTC’s fixed line telecommunications network at the dates indicated.

	At December 31,			Increase/ (Decrease)

	2003	2004	2005	2004-2005

Fixed telephony accesses (in thousands)	2,399.0	2,412.5	2,429.1	0.7%
Data and Internet accesses (in thousands)	487.2	473.7	483.6	2.1%
Broadband accesses (in thousands)	125.3	200.8	314.2	56.5%
Penetration rate in Chile	21.5%	22.0%	21.0%	(1.0	) p.p.
Lines in service per employee	794.0	869.0	968.0	11.4%

     CTC Chile’s accesses increased 0.9% to 2,912.7 thousand in 2005 principally due to our offering of bundled service packages and increases in broadband accesses. At December 31, 2005, the fixed telephony penetration rate in Chile was approximately 21%. CTC Chile’s productivity ratio increased to 968 lines per employee at December 31, 2005 from 869 lines per employee at December 31, 2004, principally as a result of an increase in lines in service and workforce reductions in 2005. At December 31, 2005, CTC Chile’s network was 100% digitalized, and 96.5% of its network had ADSL coverage.

     Broadband accesses increased 56.5% to 314,177 thousand at December 31, 2005 from 200,794 thousand at December 31, 2004, principally due to CTC Chile’s commercial efforts, including the offer of bundled service packages, undertaken during 2005.

     Regulation. The regulatory framework of Chile, defined in the General Telecommunications Law (Ley General Telecomunicaciones), was enacted in 1982. This law introduced competition in the telecommunications services sector in Chile (Law 18168/82 amended by Decree 1/87, Laws 19091/91 and 19302/94) and dictated provisions on licenses and permits for operating telecommunications services, rate regulation and network interconnection. Those provisions were later amended or replaced by subsequent modifications.

     Regulatory authorities –– The following regulatory authorities exist in Chile:

  the Under-Secretary of Telecommunications (SUBTEL);

  the Ministry of Economy, Infrastructure and Reconstruction;

  the Ministry of Transport and Telecommunications; and

  the Antitrust Commission.

     Licenses and Concessions –– Under Law No. 18,168, companies must obtain licenses in order to provide telecommunications services. Licenses granted for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by CTC Chile have longer terms).

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

  Multicarrier Long Distance Licenses. CTC Chile, through Telefónica Mundo and Globus, respectively, holds 30-year licenses granted in April 1993 and licenses for an indefinite term to provide domestic and international long distance services through central switches and cable and fiber-optic networks nationwide.

  Data Transmission. CTC Chile, through Telefónica Empresas, holds, since March 1987, nationwide public service data transmission licenses for an indefinite term.

  Pay TV. In 2005, CTC Chile obtained a nationwide 10-year renewable license to provide limited satellite television service. In 2006, CTC Chile obtained a limited television service permit to provide satellite television service through CTC Chile’s broadband network. The permit does not have an expiration date.

     Telecommunications services in Chile are provided on a competitive basis, although access rates (for network use) must be set by the Ministry of Transport and Telecommunications and the Ministry of Economy, according to article 25 of the General Telecommunications Law.

     Interconnection –– Interconnection is obligatory for all license holders of public telecommunications services and intermediate services that provide long distance services. The Exempt Resolution No. 1007/95 sets the procedures and deadlines to establish and accept interconnections between networks of public telephone service and intermediate services.

     Rates –– Under the General Telecommunications Law, maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy. The Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the General Telecommunications Law.

     Each maximum tariff takes into account the relevant cost components associated with providing the regulated service and is adjusted monthly in accordance with a tariff index. A distinct tariff index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

     On October 13, 2003, the Antitrust Commission issued Resolution No. 709, approving CTC Chile’s request for local telephony services tariff flexibility and the ability to offer alternative plans within a framework of conditions specified by the regulator. On February 26, 2004, a framework regarding how CTC Chile may offer the above-mentioned alternative tariff plans was published. One relevant aspect is that no previous authorization is required to offer such plans. Plans are not subject to maximum levels or predetermined structures and may include joint offers with other telecommunications and non-telecommunications services.

     On May 4, 2004, a new tariff decree was proposed by the Ministry of Transport and Telecommunications. CTC Chile and other operators filed appeals to the tariff decree and subsequently the Ministry resubmitted the decree to the Chilean General Controller in September 2004, and again in December 2004 with slight modifications to the document submitted in May 2004. On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette. CTC Chile has applied the new tariffs to its customers retroactively since May 6, 2004.

   Argentina

      Telefónica de Argentina

     Telefónica de Argentina is a leading provider of fixed line public telecommunications services and basic telephone services in Argentina based on number of customers, according to information provided by its competitors and regulatory authorities. Telefónica de Argentina is licensed to provide local and domestic long distance and international services and domestic and international telex services throughout Argentina. Telefónica de Argentina’s licenses do not expire but may be cancelled as a result of a failure to comply with the terms of the license. During 2000, we increased our stake in Telefónica de Argentina through a public exchange offer for Telefónica de Argentina shares and ADSs held by minority investors and our acquisition of a 50% interest in Compañía de Inversiones en Telecomunicaciones (COINTEL), which held a 52.9% stake in Telefónica de Argentina. At December 31, 2005, we held a 98.0% interest in Telefónica de Argentina.

     As of December 31, 2005, approximately 57% of Telefónica de Argentina’s lines in service were in the Greater Buenos Aires metropolitan area, including 20% of Telefónica de Argentina’s lines in service that were located within the City of Buenos Aires. Approximately 56% of Telefónica de Argentina’s lines in service as of December 31, 2005 were residential, with the remainder being professional, commercial and governmental customers.

     Telefónica Latinoamérica has a management contract with Telefónica de Argentina under which it has agreed to manage Telefónica de Argentina’s business and provide services and expertise regarding Telefónica de Argentina’s entire range of activities in return for a percentage of Telefónica de Argentina’s operating revenues equivalent to 4% of its gross revenue prior to amortization and interest expense. This contract was renegotiated during 2003 and was extended through 2008 with a five percentage point reduction of our management fee. Under the management contract, Telefónica Latinoamérica manages Telefónica de Argentina’s day-to-day operations.

     Operations

     The following table provides information with respect to Telefónica de Argentina’s fixed line telecommunications network at the dates indicated.

	At December 31,			Increase/ (Decrease)

	2003	2004	2005	2004-2005

Fixed telephony accesses (in thousands)(1)	4,166.0	4,325.4	4,532.2	4.8%
Data and Internet accesses (in thousands)	768.0	890.1	902.1	1.4%
Broadband accesses (in thousands)	69.3	190.2	303.5	59.6%
Penetration rate in Argentina	22.1%	25.1%	26.0%	0.9	p.p.
Lines in service per employee	529.0	559.0	585.0	4.7%

     Telefónica de Argentina’s accesses increased 29.4% to 5,434.3 thousand at December 31, 2005 from 5,215.5 thousand in 2004. The fixed telephony penetration rate in Argentina was 26% at December 31, 2005. At December 31, 2005 Telefónica de Argentina’s estimated market share for local telephony was 51.4%, its estimated market share for domestic long distance was 40.7% and its estimated market share for international long distance was 49.8% . Broadband accesses increased 177.9% to 303.5 thousand at December 31, 2005 from 190.2 thousand at December 31, 2004, principally due to Telefónica de Argentina’s commercial efforts, including the expansion of broadband service in the southern part of the country.

     Voice traffic per line increased 3.1% in 2005 from 2004, principally due to the 18.7% increase in total incoming traffic and the 28% increase in fixed-to-mobile traffic. Narrowband internet traffic decreased by 29.4%, mainly due to customers’ migration to broadband services.

     Regulation. The basic legal framework is set forth in the National Telecommunications Law (No. 19.798) from 1972 and in the specific regulations governing each service. Through Decree 264/98, the telecommunications market in Argentina was deregulated.

     On September 3, 2000, the Argentine government issued Decree No. 764/00, which approved rules for licenses for telecommunications services, interconnection, universal service and for the administration, management and control of the radio electric spectrum.

     In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding utilities, such as Telefónica de Argentina’s tariff agreements. This law mandated the conversion of prices and tariffs in such agreements into pesos at a rate of one peso per one U.S. dollar without the possibility of adjusting such conversion rate or indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts.

     On October 21, 2003, Law No. 25.790 became effective, extending the term for the renegotiation of the concession or licensing agreements with public utilities until December 31, 2004. This law also established that the decisions made by the Argentine government during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiated agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. The law includes the possibility of agreeing upon periodic reviews, as well as the establishment of conditions regarding the quality parameters applied to services. Law No. 25.972 extended the emergency renegotiation period until December 31, 2005. On January 10, 2006, Law No. 26.077 extended the emergency renegotiation period until December 31, 2006.

     As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina before the CIADI (Centro Internacional de Arreglo de Diferencias Relativas a Inversiones) based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government. We have temporarily suspended our participation in these proceedings in light of an agreement we reached on February 15, 2006 with the Argentine government with respect to the renegotiation of Telefónica de Argentina’s concession agreement. This agreement is currently subject to the Argentine Congress’s approval. Once approved by the Congress it will have to be approved by a Presidential Decree. If our agreement with the Argentine government is approved by the Argentine Congress we plan to withdraw our claims against the Republic of Argentina.

     Regulatory authorities — The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Under Secretary of Competition, Deregulation and Consumer’s Defense (Sub Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor).

     Licenses — The licenses, all granted for an unlimited period of time and held by Telefónica de Argentina S.A., and the regulations that govern them are:

  Decree 2344/90: License to provide fixed line telecommunications services.

  Decree 2346/90: License to provide international telecommunications services, including telex and data transmission.

  Decree 90/99: License to provide local, long distance, international and data transmission telecommunications services in the northern region.

  Resolution 1995/95: License to provide international telex services.

  Resolution SC 16/01: License to provide Internet access and international data transmission services.

  Resolution SC 59/01: License to provide data transmission.

  Resolution SC 225/03: License to provide transmission of television signals.

     Interconnection — Decree No. 764/00 approved new rules for national interconnection and established interconnection standards and conditions with which telephone service providers must comply without affecting pre-existing agreements.

     The rules for national interconnection set forth the basic principles to be taken into account regarding interconnection among operators such as who will be able to agree on tariffs and service terms and conditions on a non-discriminatory basis, provided that they comply with certain minimum obligations.

     The regulations also establish the obligation for dominant and significant market operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors to use them on a technically reasonable basis. However, these regulations remain in the early stages of their development.

     Rates — Decree No. 764/00 established that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a non-discriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which include Telefónica de Argentina, must respect the maximum tariffs established in the general rate structure. Below the amounts established in such tariff structure, such providers may freely set their rates by areas, routes, long distance legs and/or customer groups.

     The guidelines set forth in article 26 of Decree 1185/90 are still applicable for operators with significant market power. These established the information obligations that operators have with regard to the tariffs, both to clients as well as to the regulatory authority. This decree also establishes the powers that such authority has to revise and oppose such tariffs.

     The Public Emergency Law converted these tariffs into pesos at a rate of one peso per one U.S. dollar and provided that the Argentine government would renegotiate the tariff regime.

     Competition. Telecom Argentina, Compañía de Teléfonos del Interior S.A., an affiliate of Telmex, and Compañía de Teléfonos del Plata S.A., an affiliate of Bell South, were awarded licenses to provide the same basic telephone services throughout Argentina as of October 10, 1999. Since November 2000, other principal competitors, including Impsat Corp. and AT&T, have also entered the market, as well as smaller regional competitors.

   Peru

     Telefónica del Peru

     At December 31, 2005, Telefónica del Peru was the leading fixed line telecommunications operator in Peru based on number of customers, according to information provided by its competitors and regulatory authorities. At December 31, 2005, we held a 98.2% interest in Telefónica del Peru.

     Under a management contract between Telefónica Latinoamérica and Telefónica del Peru, Telefónica Latinoamérica provides Telefónica del Peru with management and technical support in exchange for management fees equivalent of 1% of Telefónica del Peru’s total revenues. This contract expires in 2014.

     On April 15, 2003, OSIPTEL introduced the multicarrier dial-up service for the long distance market. This system allows callers to freely select the operator they want to use for each call. Each operator has a predetermined number that the caller dials as a prefix to the call. This service favored the entrance of new operators with lower long distance tariffs. In the domestic and international long distance markets, at December 31, 2005 Telefónica del Peru had 75% and 63% estimated market shares, respectively, compared with 72% and 63%, respectively, at December 31, 2004. TELMEX and Americatel are its main competitors. Telefónica del Peru is the leading provider of public telephone service, with TELMEX as its main competitor. In addition, Telefónica del Peru provides cable television in the Lima metropolitan area and seven other cities through its wholly owned subsidiary, Telefónica Multimedia S.A.C.

     Operations

     The following table provides information with respect to Telefonica del Peru’s fixed line telecommunications network at the dates indicated.

	At December 31,			Increase/ (Decrease)

	2003	2004	2005	2004-2005

Fixed telephony accesses (in thousands)	1,964.0	2,138.9	2,347.6	9.8%
Data and Internet accesses (in thousands)	234.2	298.2	403.2	35.2%
Broadband accesses (in thousands)(1)	90.7	205.4	340.4	65.7%
Pay TV accesses (in thousands)	363.1	389.2	462.2	18.8%
Penetration rate in Peru (lines over population)	7.2%	7.3%	7.9%	0.6	p.p.
Lines in service per employee	649.0	781.0	804.0	2.9%

(1)	Includes ADSL and broadband cable accesses.

     The number of Telefónica del Peru’s accesses increased 14.3% to 3,213.0 thousand at December 31, 2005 from 2,826.3 thousand at December 31, 2004 due to the 65.7% increase in broadband accesses, 18.8% increase in Pay TV accesses and 9.8% increase in fixed telephony accesses.

     Total traffic decreased by 2.8% in 2005 from 2004. Voice traffic increased 2.2% in 2005 as a result of a 32.1% increase in international long distance traffic, a 14.4% increase in incoming interconnection traffic and a 1.7% increase in local fixed-to-fixed traffic, while internet traffic decreased 39.9% due to customers’ migration to broadband services.

     At December 31, 2005, Telefónica del Peru’s network was 97% digitalized.

     Regulation. The Telecommunications Act (Texto Único Ordenado de la Ley de Telecomunicaciones) approved in 1993 (DS 13-93-TCC) and the General Regulations implementing the statute approved in 1994 (DS 6-94-TCC 1994), as amended (D.S. 027-2004-MTC), make up the legal framework for the telecommunications sector in Peru.

     Licenses and Concessions. — Telefónica del Peru provides telecommunications services based on concessions granted by the Ministry of Transport and Telecommunications. The concession term is for 20 years, which may be renewed totally or partially at Telefónica del Peru’s request. Total renewal is for a further 20-year period. Partial renewal is for periods of up to five additional years. Once a regulated operator chooses either a partial or total renewal modality, they cannot switch. Telefónica del Peru selected a partial renewal modality, which will allow Telefónica del Peru to renew its term every five years from the effective date, up to a maximum of 20 years. Under the terms of Telefónica del Peru’s concession contracts, the Ministry of Transport and Telecommunications may choose not to renew or extend Telefónica del Peru’s contracts if it has repeatedly not complied with the terms of its concessions contracts as determined by the Peruvian government. A partial renewal of five years was approved by Ministry Resolution No 272-92 dated June 21, 1999, extending the concession term until 2019.

     In December 2003, Telefónica del Peru petitioned the government for a five-year extension of its concession contracts from 2019 to 2024. In June 2004, the Ministry of Transport and Telecommunications notified Telefónica del Peru of its recommendation not to renew the concession contracts for an additional five-year period. As of the date of this Annual Report, a final decision has not been issued. If the request for extension is denied, then Telefónica del Peru may again petition for the additional five-year extension period from 2019 to 2024 in December 2008. The maximum period of the contract is through 2034.

     Rates — The tariffs for the services regulated following the period of limited concurrence must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor.

     On July 19, 2004, OSIPTEL set the value of the productivity factor for the 2004 to 2007 period at an annual rate of 10.1% and 7.8% for local and long distance calls, respectively. The productivity factor set is applicable until August 31, 2007. A review process shall be put in place every three years.

     Interconnection prices — Interconnection charges have exhibited a downward trend. Except for charges for call termination in the local fixed network, which are set on the basis of costs, charges were established using the international comparison method. However, OSIPTEL has initiated several administrative procedures to set new interconnection charges for several services.

   Telefónica Empresas América

     During 2005, we continued implementing certain measures to simplify our business lines by integrating the former Telefónica Empresas business line’s operations into the Spanish and Latin American fixed line businesses. Pursuant to this reorganization, the operations of Telefónica Empresas América, or TEA, and Telefónica International Wholesale Services, or TIWS, are now conducted by Telefónica Latinoamérica.

     TEA is a holding company for operations in Latin America focused on corporate communication services, including voice services, private virtual networks, Internet connectivity, International data services, hosting and other company solutions.

     After the spin-off in 2001 of the data transmission operations of the integrated telecommunications operators in Brazil, Argentina and Peru into TEA and together with its other operations in Colombia, Mexico and the United States, TEA offers a unique network platform for the provision of corporate data transmission services to multinational clients in Latin America.

     TEA’s strategy in each country depends on the status of development of its network and its market share. In those countries in which our Group holds a leading position, TEA concentrates on offering “one-stop shopping” services and customized communications solutions to corporate customers, with particular emphasis on value added services, such as hosting, content delivery and e-solutions. We refer to these markets as TEA’s “incumbent markets”. In those countries where TEA is a new entrant, TEA offers a complete portfolio of IP services and packaged solutions to the most attractive market segments, such as small and medium-sized enterprises, Internet service providers and other Telefónica Group companies. We refer to these markets as TEA’s “expansion markets”.

     Incumbent Markets

     TEA’s incumbent markets include Brazil, Argentina, Chile and Peru. TEA manages operations focused on significant clients of the Telefónica Group. At December 31, 2005, TEA had 48,483 end user connections in Brazil, 9,979 in Argentina, 5,676 in Peru and 17,503 in Chile.

     Expansion Markets

     TEA’s expansion markets include Colombia, Mexico, Puerto Rico and the United States. At December 31, 2005, TEA had an aggregate of 3,686 end user connections in these expansion markets.

   Telefónica International Wholesale Services

     In 2002, Telefónica Data’s international network included the international data transmission services and the international services integrated in Telefónica DataCorp. During 2003, Telefónica DataCorp transferred its international network to Telefónica International Wholesale Services (TIWS), a new business line of the Telefónica Group. TIWS was created to become a global wholesale operator of data, voice and broadband capacity.

     Since 2003, TIWS is the business unit responsible for other telecommunications operators and for managing the Group’s international services and the network which supports these services.

   Terra Networks Latinoamérica

     Pursuant to its merger by absorption into Telefónica, as of July 2005, Terra Network’s operations in the United States and Latin America (“Terra Networks Latinoamérica”) are now conducted through Telefónica Latinoamérica. Terra Networks Latinoamérica’s results have been included in our Telefónica Latinoamérica business line since July 2005.

     Terra Networks Latinoamérica is a leading interactive services provider in Latin America, offering Internet access and local language interactive content and services to more than 4.7 million pay customers in Brazil (including 0.48 million broadband customers in Brazil, which we have reflected under our discussion of Telesp above), Mexico, Peru, Chile, Argentina, Venezuela, Colombia, the United States and Central America at December 31, 2005.

Cesky Group

     On April 12, 2005, we signed an agreement with the Czech government to purchase its 51.1% stake in Cesky Telecom a.s. As a result of our acquisition of the Czech government’s 51.1% stake in Cesky Telecom a.s. for €2.7 billion, we were required to conduct a public tender offer for all of the remaining outstanding shares of Cesky Telecom a.s. Pursuant to the tender offer, we acquired an additional 18.3% interest in Cesky Telecom a.s. for approximately €911 million. As of December 31, 2005, we held a 69.4% interest in Cesky Telecom a.s.

     The Cesky Group is comprised of Cesky Telecom a.s. (“Cesky”), Eurotel Praha, spol.s.r.o. (“Eurotel”) and several other companies specializing in the provision of telecommunications or related services. The Cesky Group offers a broad range of voice and data services using fixed line and mobile technologies, including access to network infrastructure for other telecommunications operators and providers of both public and private networks and services. On March 1, 2006, Cesky Group announced the approval of its board of directors’ intention to integrate its fixed line and mobile operations into a new integrated telecommunications operator.

     Most of services of the Cesky Group are provided in the Czech Republic. The Cesky Group provides services to four main customer segments: residential, small- and medium-size enterprises, corporate clients and the government. Additionally, the Cesky Group provides wholesale services to other public telecommunications network operators and provides of public telecommunications services in the Czech Republic, Austria, Slovakia and Germany.

   Cesky

     The principal services offered by Cesky, our fixed line business in the Czech Republic, are:

  Traditional fixed line telecommunication services, principally including PSTN lines; ISDN access; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; supplementary value-added services (such as call waiting, call forwarding, three-party service, voice and text messaging, advanced voicemail services and conference-call facilities); intelligent network services; leasing and sale of terminal equipment; and telephony information services.

  Internet and broadband multimedia services, principally including narrowband switched access to Internet; retail and wholesale broadband access, through ADSL; and residential-oriented value-added services (such as instant messaging, concerts and videoclips by streaming, e-learning, parental control, firewall and anti-virus).

  Data and business-solutions services, principally including leased lines; VPN services; and hosting and ASP service.

  Wholesale services for telecommunication operators, principally including domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework.
   Operations

     The following table presents, at the dates indicated, selected statistical data relating to Cesky.

	At December 31,			Increase/ (Decrease)

	2003	2004	2005	2004-2005

Fixed telephony accesses (in thousands)	3,585	3,368	3,126	(7.2)%
Broadband accesses (in thousands)	15	101	274	171.3%
Penetration rate in Czech Republic	36%	34%	32%	(2.0	) p.p.
Lines in service per employee	329	383	415	8.4%

     As at December 31, 2005, Cesky had 3,126,016 fixed telephony accesses (mainly telephone lines, including ISDN lines), of which 2,127,957 were residential lines, 972,057 were business lines and 25,486 were pay telephones. The total number of fixed telephony accesses at December 31, 2005 decreased by 242,310 from December 31, 2004. This decrease was mainly due to the rapid increase in mobile penetration in the Czech Republic, as customers have substituted their use of fixed lines for mobile phones to a greater extent than in other countries. This decrease was offset in part by the rate rebalancing of monthly access fees, which the company was able to agree with the regulator on favorable terms.

     The minutes of traffic generated in 2005 decreased by 29.2% compared to 2004 as a result of both migration of Internet dial up traffic to broadband connections and the substitution effect of mobile for fixed line traffic.

     Regulation

     The regulatory environment for the electronic communications market in the Czech Republic experienced a number of changes in the course of 2005. The most significant development was the substitution of the Act No. 151/2000 Coll., on telecommunications, as amended (Telecommunications Act) by a new law, the Act No. 127/2005 Coll., on electronic communications, as amended (Act on Electronic Communications), effective from May 1, 2005, and the subsequent adoption of related laws (government regulations, decrees and general provisions).

     The telecommunications industry in the Czech Republic is regulated by the Ministry of Informatics of the Czech Republic (“MoI”) and the Czech Telecommunications Office (“CTO”). The authority of the MoI relates mostly to policy making and international relations, whereas regulatory authority resides mainly in the CTO. Market competition is regulated by the Office for Protection of Economic Competition (OPEC).

     Under the Act on Electronic Communications, Cesky provides electronic communications services on the basis of its notification to the CTO dated October 7, 2005 No.: 31618/2005-631. The telecommunications license previously granted to Cesky by CTO decision ref. no.: 38155/2001/I-603 dated March 4, 2005 ceased to be effective due to the changes in the legislation which eliminated the license regime as a result of which electronic communication services are currently provided only on the basis of notification to the CTO. Cesky Telecom has received the relevant certificates from the CTO. These certificates are not restricted for a certain period of time. In addition to these basic certificates relating to its core businesses, Cesky Telecom holds various other licenses, authorizations and permissions for specific services, some of which have expiry dates.

     Universal Service

     The CTO requires Cesky to provide universal service in the public interest on a public fixed telecommunications network. Cesky was determined by the CTO pursuant to the Act on Electronic Communications as a universal service provider in the following areas:

  regular publication of telephone directories in the area of the public telephone service and provision of access to users of these directories under Section 38(2c) of the Act on Electronic Communications;

  directory information service in the area of the public telephone service and provision of access to users of the information service under Section 39(2d) of the Act on Electronic Communications; and

  public telephone booth services under Section 38(2e) of the Act on Electronic Communications.

     Cesky is still awaiting the decision of the CTO with respect to other services that shall form a part of the universal service, especially the service of access in the fixed point to the publicly available telephone service and connection in the fixed point to the public telephone network. The CTO was required to issue a decision regarding these services by the end of January 2006, but the decision has not yet been issued.

     Pending the introduction of the other universal service elements under the Act on Electronic Communications, Cesky remains the only universal service provider under the conditions of the Regulatory Framework set forth in the Act on Electronic Communications, related laws and telecommunications licenses.

     Competition

     The liberalization of the Czech telecommunications market has attracted many alternative telecommunications operators. In the past, most of these alternative telecommunications operators concentrated on providing services to corporate customers. Via carrier selection and pre-selection, these alternative telecommunications providers began to focus on providing voice services to residential customers and recently on providing Internet access to the retail market. 2005 was characterized by the consolidation of several small telecommunications operators by GTS Novera and its sole shareholder, GTS Central Europe (GTS CE). GTS Novera became the largest alternative telecommunications operator in the Czech fixed line market after the merger of two biggest alternative telecommunications operators – GTS CZECH and Aliatel in February 2005. On November 29, 2005, GTS CE signed a purchase agreement for 100% of the shares of Contactel. On December 6, 2005, GTS CE reached an agreement with Telenor of Norway to acquire 100% of the shares of Telenor Networks and Nextra. According to publicly available information, the market share of alternative telecommunications operators as at the end of 2005 in terms of revenues was approximately 33%.

     Tariffs

     Retail tariffs for Cesky’s voice services are currently regulated. The main feature of the regulation of retail tariffs is the establishment of maximum prices for monthly access charges and voice services. Beginning May 1, 2006, it is expected that retail tariffs will no longer be regulated and that prices will be based on market competition.

   Eurotel

     Eurotel is the largest provider of wireless voice and data services in the Czech Republic in terms of customers. Customers can choose from an extensive portfolio of mobile voice and data services. Eurotel provides these services via its 450 MHz Nordic mobile telephone network (“NMT”) network and 900/1800 MHz GSM network. Eurotel offers voice and SMS services, as well as mobile Internet access, WAP and a wide range of multimedia services and content, including video and MMS.

     On December 1, 2005, Eurotel started the commercial operation of its UMTS network. Eurotel was the first Czech mobile operator to launch UMTS services, comprising data as well as voice, video and multimedia transmission in real time. These services are available to both contract and pre-paid customers.

     Eurotel also offers a wide range of value added services:

  Eurotel Asistent 1188—telephone directory services;

  Voice mail, call waiting, conference calls and caller identification;

  SIM card-embedded services: two telephone numbers on one card SIM or one number on two SIM cards;

  SMS to fixed line; and

  Access to corporate mail applications, integrating corporate e-mail with an SMS gateway, for corporate customers.

   Operations

     The following table presents, at the dates indicated, selected statistical data relating to Eurotel.

	At December 31,

	2003	2004	2005

	(in thousands)
Total customers	4,215	4,394	4,676
Contract customers	885	1,058	1,546
Population in service territory	10,211	10,210	10,210

     With approximately 4.7 million customers at December 31, 2005, Eurotel is the largest provider of wireless voice and data services in the Czech Republic. Eurotel is also the leading mobile Internet provider in the Czech Republic. At December 31, 2005, the wireless penetration rate in the Czech Republic was 112%.

     Network and technology

     Eurotel was the first operator to offer wireless services in the Czech Republic. In 1991, Eurotel obtained a license to operate a 450 MHz network and started operating in the same year. In 1996, it obtained a license to operate a 900 MHz network, and in 1999, it obtained a license to operate an 1800 MHz network, in each case using GSM technology. Each of Eurotel’s licenses was issued for a period of 20 years.

     Eurotel uses mainly GSM technology for its voice services. In 2004, however, it began to use a 450 MHz NMT network for wireless data services, thus becoming the first European operator to use the latest CDMA2000 1xEV-DO technology for high-speed Internet access.

     Eurotel uses GPRS, high-speed circuit-switched data (“HSCSD”), code division multiple access 1x evolution-data optimized technology (a technology that offers near-broadband packet data speeds for wireless access to the internet) (“CDMA2000 1xEV-DO”) and wireless fidelity (“Wi-Fi”) technologies to offer a broad range of Internet access services.

     Currently, Eurotel’s 900/1800 MHz networks cover 99% of the population in the Czech Republic.

     Regulation

     Eurotel conducts its operations on the basis of general authorizations. Eurotel has notified its operations to the CTO and has received the relevant certificates from the CTO. These certificates are not restricted for a certain period of time. In addition to these basic certificates relating to its core businesses, Eurotel holds various other licenses, authorizations and permissions for specific services, some of which have expiry dates.

     Unlike the fixed line telephone market, where the CTO regulates primarily the revenues from telecommunications services, universal service prices and interconnection prices, the main area of regulation in the mobile telephone market is the determination of the prices for interconnection to public mobile networks. In its pricing decision no. 02/PROP/2005, effective as of April 1, 2005, the CTO reduced the maximum price for interconnection to public telecommunications networks for the service of call termination in public mobile telecommunications networks by 2.5%, from CZK 3.19 per minute to CZK 3.11 per minute.

     The Act on Electronic Communications requires mobile operators to provide mobile number portability. A mobile number portability solution was developed, tested and put in operation jointly by mobile operators in the Czech Republic and such service has been available since January 15, 2006.

   Competition

     The three principal mobile operators in the Czech Republic are Eurotel, Oskar Mobil and T-Mobile. In June 2005, the Vodafone Group acquired the newest mobile operator in the Czech Republic, Oskar Mobil. At December 31, 2005, Eurotel had an estimated 41% market share, followed by T-Mobile with an estimated 40% market share and Oskar/Vodafone with an estimated 19% market share.

   Tariffs

     Tariffs are freely established by telecommunications providers, subject to regulation by the CTO. Interconnection prices are set by the CTO.

Telefónica Contenidos—Audio-visual Media and Content Business in Europe and Latin America

     Telefónica Contenidos conducts our worldwide audio-visual content and media business. Telefónica Contenidos develops and distributes audiovisual content through traditional media and new technology platforms.

     During the last three years, Telefónica Contenidos has divested its non-strategic assets, including sales of its interests in: Antena 3 and the Onda Cero radio network; Lolafilms, a Spanish motion picture production company; Rodven, a Venezuelan record company; Mediapark, a Spanish television channel production company; Radio Continental and Radio Estereo, two Argentine radio companies owned by Atlantida de Comunicaciones; and Torneos y Competencias, the company that holds the broadcasting rights for the Argentine national soccer league. In September 2004, Telefónica Contenidos sold its 5% stake in Pearson, plc for €345 million.

   Endemol Entertainment

     In July 2000, we acquired 99.2% of Endemol Entertainment Holding N.V., or Endemol, one of Europe’s leading television producers. Endemol develops and produces audiovisual programming for free-to-air television, pay television and the Internet. Endemol has produced reality television shows such as Big Brother, Fear Factor and “Operación Triunfo”.

     In November 2005, we sold a 25% interest in Endemol N.V. through a public offering outside of the United States for an aggregate amount of approximately €281.25 million. Endemol N.V. shares are currently listed on Euronext Amsterdam.

     Endemol has a very strong international network built by a combination of start-ups, acquisitions and joint ventures, with operations in 23 countries around the world.

     With the further development of the Internet and increased capabilities of mobile telephony to provide new platforms suitable for delivering entertainment content that attracts younger audiences (which are more appealing to advertisers) away from traditional television production, Endemol has refined its interactive strategy by focusing on brand development, bringing content to other channels by using Endemol TV brands and developing new content for other channels and platforms.

     Endemol continues to develop its strategy of geographic diversification. In 2005, Endemol started operations in Thailand and India. In 2004, Endemol started operations in Russia, Chile and Colombia.

   ATCO

     Telefónica Contenidos controls ATCO, a holding company that owns of Telefé, a television company in Argentina. Telefé owns a leading free-to-air television channel in Argentina in terms of audience and a broadcasting producer.

   Pay Television

     We hold a minority stake in Sogecable, a satellite pay TV company with operations in analog pay TV (until November 2005), thematic channels, film production and distribution. Sogecable was created in 2003 as a result of the integration of the two then existing satellite digital television platforms in Spain. The other shareholders in Sogecable are Grupo Prisa and Vivendi Universal, with whom Telefónica Contenidos signed an agreement providing for equal corporate governance rights among the three parties.

     Following the integration of the two platforms in July 2003, Sogecable, launched commercial advertisements under the brand “Digital+”. At December 31, 2005, Sogecable had 1.96 million subscribers. In November 2005, Sogecable launched “Cuatro”, a new free-to-air television station, after the Spanish government’s approval of the modification of the “Canal+” license, removing the restrictions on the number of hours of open broadcasting. Since that time, “Canal+”, the premium pay-tv channel, is only available on “Digital+”.

     In March 2006, we sold shares representing a 6.57% stake in Sogecable to Prisa in connection with their tender offer for shares of Sogecable. Following such sale and the consummation of Prisa’s tender offer, we held a 17.3% stake in Sogecable, while Prisa held a 44.5% stake.

     In March 2006, Sogecable’s shareholders approved a capital increase in exchange for shares of its affiliate, Canal Satelite Digital, S.L. not owned by Sogecable. As a result of such capital increase, our stake in Sogecable was diluted to 16.84% .

   Telefónica Servicios Audiovisuales and Hispasat

     Through Telefónica Servicios Audiovisuales, we offer audiovisual transmission services, production services and systems integration services to the audiovisual industry. Telefónica Contenidos also holds a 13.2% interest in Hispasat, a Spanish satellite communications system.

Directories Business—Telephone Directory Business in Europe and Latin America

     Telefónica Publicidad e Información publishes, develops and sells advertising in telephone directories. In addition to printed directories, it offers directories online and in telephone-based format. Telefónica Publicidad e Información has operations in Spain, Brazil, Chile and Peru. In addition, Telinver is the Group’s telephone directory subsidiary in Argentina. In 2005, we commenced offering telephone directory assistance in Italy.

     At December 31, 2005, we held a 59.90% interest in TPI. On February 28, 2006, the Board of Directors of Telefónica resolved to explore strategic alternatives in relation to Telefónica’s holding in the share capital of Telefónica Publicidad e Información, S.A. (“TPI”), which operates our directories business, including a possible total or partial divestiture of its holdings in that company. Telefónica intends to explore such a sale with potential buyers.

Atento—Call Center Business

     Atento offers integrated telephone assistance services as well as sophisticated customer relationship management services such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento rents call centers and provides staff for such centers to third parties. Atento has sought to diversify its client base and serves companies in the financial, consumer and energy sectors, as well as public institutions. At December 31, 2005, Atento operated more than 61 call centers and had 96,003 call center personnel in 12 countries on three continents, including Europe (Spain), Latin America and Northern Africa (Morocco).

O2

     In order to integrate O2 into the Telefónica Group, in 2006 we expect to add a new business line that will be principally comprised of O2 and will also include Cesky Telecom and Telefónica Deutschland.

     O2 is a leading provider of mobile communications services in Europe, with operations in the United Kingdom, Germany, Ireland and the Isle of Man. At December 31, 2005, O2 had approximately 27,419 thousand mobile customers, of which 39.8% were contract customers and 60.2% were prepaid customers. At that date, O2 had approximately 16,045 employees.

   Operations

     United Kingdom. O2 is the a leading mobile operator in the United Kingdom with approximately 15,981 thousand customers at December 31, 2005. O2 has a strong presence in business and mobile data services.

     O2 provided analog mobile telephone services from January 1985 until October 2000 and has provided GSM services since July 1994. In June 2000, O2 launched GPRS services to the U.K. market. O2 was awarded one of the five UMTS licenses in the United Kingdom in April 2000 for £4.03 billion and completed the roll out of the first phase of its UMTS network in the United Kingdom in 2004. O2 commenced offering initial UMTS services to corporate customers in October 2004 and to retail customers in February 2005. In addition, following a five-year network roll-out that was also completed in 2004, O2 also provides nationwide mobile radio services designed to service the needs of police and emergency services personnel in England, Wales and Scotland.

     O2 also has a 50% interest in a joint venture, Tesco Mobile, to sell exclusively Tesco branded mobile services in Tesco stores across the United Kingdom, using O2’s technology and network.

     The following table presents, at the dates indicated, selected statistical data relating to O2’s operations in the United Kingdom.

	At December 31,

	2004	2005

Total mobile customers (in thousands)	14,216	15,981
Pre-paid customers (in thousands)	9,341	10,479

     Germany. O2 is a mobile operator in Germany with approximately 9,769 thousand customers at December 31, 2005.

     In May 1997, O2 was awarded the fourth German GSM license and launched GSM mobile services in October 1998. In January 2001, O2 launched its GPRS service. O2 was awarded a UMTS license in Germany in August 2000 for an equivalent of £5.16 billion. O2 provides services through roaming agreements with other operators, including its agreement with T-Mobile, in the areas where it has not developed its own network. O2 is in the process of deploying its own UMTS network in Germany to offer high quality mobile services and to reduce its reliance on roaming agreements with other operators to provide its services.

     The following table presents, at the dates indicated, selected statistical data relating to O2’s operations in Germany.

	At December 31,

	2004	2005

Total mobile customers (in thousands)	7,399	9,769
Pre-paid customers (in thousands)	3,254	4,799

     Ireland. O2 is a mobile operator in Ireland with approximately 1,602 thousand customers at December 31, 2005.

     O2 launched its commercial GSM services in Ireland in March 1997 and its GPRS service in Ireland in January 2002. In October 2002, O2 was awarded one of four UMTS licenses offered by the Irish government.

     The following table presents, at the dates indicated, selected statistical data relating to O2’s operations in Ireland.

	At December 31,

	2004	2005

Total mobile customers (in thousands)	1,516	1,602
Pre-paid customers (in thousands)	1,118	1,173

     Isle of Man. O2 provides mobile and fixed line and Internet services on the Isle of Man. At December 31, 2005, O2 had 67,000 customers on the Isle of Man.

     O2’s business in the Isle of Man, Manx Telecom, was awarded in 1987 a 20-year license to operate the Isle of Man’s telecommunications network. The license originally covered fixed line telephony, but was expanded in 1994 to include GSM mobile services and in 1999 to include UMTS services. Manx Telecom launched Europe’s first UMTS network in December 2001. On January 1, 2004, Manx Telecom was awarded a license extension for 15 years. Manx Telecom is the only provider of mobile and fixed telephony on the Isle of Man. Furthermore, Manx Telecom has continued with its major investment program to make broadband available to as many customers on the Isle of Man as possible.

     The following table presents, at the dates indicated, selected statistical data relating to O2’s operations on the Isle of Man.

	At December 31,

	2004	2005

Total customers (in thousands)	63.0	67.0
Pre-paid customers (in thousands)	41.0	45.0

Selected Financial Information

     The following table presents selected consolidated financial data of O2. The consolidated income statement data for the fiscal year ended March 31, 2005 and the consolidated balance sheet data as of March 31, 2005 set forth below are derived from O2’s consolidated financial statements. O2’s consolidated financial statements as of and for the fiscal year ended March 31, 2005 are not included in this Annual Report. O2’s consolidated financial statements as of and for the fiscal year ended March 31, 2005 have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). IFRS differs in certain significant respects from UK GAAP.

As of or for the year ended March 31, 2005

(£ in millions)
UK GAAP
Consolidated Income Statement Data
Group turnover	6,890
Net operating expenses (including exceptional items)	(6,342)
Group operating profit	341

As of or for the year ended
March 31, 2005

(£ in millions)
Profit on ordinary activities before taxation	309
Profit for the financial year	301
Consolidated Balance Sheet Data
Fixed assets	11,496
Net current assets	442
Net assets	10,281
Shareholders’ funds	10,281

     Regulation of O2

     O2 is subject to national regulation in each of the countries in which it operates, as well as EU-wide regulation.

     Regulation in the European Union. Regulation in the European Union is governed by the EU regulatory framework for the electronic communications sector (the EU Framework). The EU Framework comprises four principal Directives. Among other things, the Directives set out policy objectives and regulatory principles that National Regulatory Authorities (“NRAs”) must follow. The Directives provide for a new authorization system for companies which provide electronic communications networks and services, contain measures to ensure the universal provision of basic services to consumers and set out the terms on which providers may access each other’s networks and services. Importantly, the EU Framework also harmonizes the rules for deciding when regulation may be imposed on electronic communications providers. In particular, it provides that electronic communications providers can usually only be subject to specific regulation in markets in which they have “SMP” (equivalent to market dominance).

     Currently, the European Commission is in its second and final phase of consultations on a proposed EU regulation with respect to international roaming charges. See “—Telefónica Móviles—Mobile Business in Spain and Latin America—Spain—Regulation”. If such regulation were to be adopted, it could adversely affect O2 and its operations.

     Regulation in the United Kingdom.

     Implementation of the New EU Regulatory Framework – The EU Framework was implemented in the United Kingdom by the Communications Act 2003 (the “Communications Act”) on July 25, 2003. Under the Communications Act, responsibility for the regulation of electronic communications networks and services rests with the Office of Communications (“Ofcom”).

     Market reviews – In June 2004, Ofcom completed its review of voice call termination on individual mobile networks. As a result of that review, Ofcom concluded that the charges O2 made to other operators for terminating calls on the O2 network had to be cut. From September 1, 2004, Ofcom required O2 to lower its call termination charges from an average of 8.03 pence per minute to an average of 5.63 pence per minute.

     National roaming – O2 in the UK and Vodafone are subject to an obligation to negotiate a national roaming agreement with the new entrant mobile network operator, “3” (the “National Roaming Condition”). In accordance with this obligation, O2 entered into an agreement with 3 to permit it to use O2’s second generation network to originate and terminate calls to and from its subscribers while it builds its own UMTS network. On December 22, 2004, 3 invited mobile operators to tender for the supply of second generation roaming services to 3 when the exclusivity period in their agreement with O2 expires. Although Ofcom proposed discontinuing the National Roaming Condition in July 2004, its decision on this issue has been postponed pending the outcome of 3’s tendering exercise.

     Future Mobile Spectrum – In January 2005, Ofcom began consultations on the release of future mobile spectrum over the next five years. Of particular importance will be the UMTS expansion band (2500MHz-2690MHz).

     Regulation in Germany. The EU Framework was implemented in Germany at the end of June 2004 by the Telecommunication Act. Responsibility for regulation of electronic communications networks and services rests with the telecommunications regulator, RegTP.

     Regulation in Ireland. The EU Framework was implemented into Irish law on 25 July 2003. Responsibility for regulation of the communications industry in Ireland lies with a three-person regulatory body, known as the Commission for Communications Regulation (“ComReg”).

     Regulation in the Isle of Man. The Isle of Man is a self-governing Crown Dependency with its own parliament and is not part of the United Kingdom or the EU. Accordingly, Manx legislation and regulations predominantly govern operations in the Isle of Man.

International Strategic Partnerships

     China Netcom

     In June 2005, Telefónica Internacional acquired through open market purchases 2.99% of the outstanding shares of China Netcom Group Corporation (Hong Kong) Limited, a Chinese telecommunications company, for an equivalent of approximately €240 million. In September 2005, Telefónica Internacional increased its stake in China Netcom Group Corporation (Hong Kong) Limited to 5.0% of its outstanding shares through open market purchases for an equivalent of approximately €427.9 million. As a result of our shareholdings in China Netcom Group Corporation (Hong Kong) Limited, we have the right to appoint one of the company’s directors. On September 12, 2005, José María Alvárez-Pallete López was appointed as a member of China Netcom Group Corporation (Hong Kong) Limited’s Board of Directors and is also a member of China Netcom Group Corporation (Hong Kong) Limited’s Strategic Planning Committee.

     Portugal Telecom

     At December 31, 2005, we held a 9.84% effective interest in Portugal Telecom, our joint venture partner in Brazil. See “—Telefónica Móviles—Mobile Business in Spain and Latin America.”

     Mobipay

     Telefónica Móviles is jointly developing with other telecommunications companies a new, simple, fast, low cost and secure mobile payment system, under the Mobipay brand, to process automated transactions including vending machines, personal money transfers, micropayments and electronic invoicing. For a description of Mobipay and other “m-pay” initiatives see “—Telefónica Móviles—Mobile Business in Spain and Latin America—Services and Products”.

     Our Strategic Alliance with Banco Bilbao Vizcaya Argentaria

     Uno-e Bank

     In February 2000, we and Banco Bilbao Vizcaya Argentaria, S.A. entered into a strategic alliance agreement, which provided that the online bank, Uno-e, would be 49%-owned by Terra Lycos and 51%-owned by Banco Bilbao Vizcaya Argentaria, S.A. On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. agreed to merge Uno-e Bank, S.A. with Finanzia Banco de Crédito, S.A., a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. On January 10, 2003, Terra Networks, S.A. signed a liquidity contract that replaced a previous agreement. The liquidity contract grants Terra Networks a put option to sell its interest in the merged entity to Banco Bilbao Vizcaya Argentaria, S.A. between April 1, 2005 and September 30, 2007. The sale price will be the greater of (i) the value determined by an investment bank or (ii) the value calculated by multiplying Uno-e’s earnings for the most recent fiscal year by BBVA’s price-to-earnings ratio. Additionally, the contract provides that if Uno-e does not obtain certain ordinary revenue and earnings before taxes, the aggregate market value of the shares

Terra Networks, S.A. owns cannot be valued at less than €148.5 million. In June 2003, Finanzia Banco de Crédito, S.A. contributed its consumer finance business to Uno-e Bank in exchange for ordinary shares of Uno-e Bank S.A. At December 31, 2005, Terra Networks, S.A. (now Telefónica, S.A.) and the BBVA Group held a 33% and 67% stake in Uno-e Bank, S.A., respectively.

Seasonality

     Our main business is not significantly affected by seasonal trends.

Patents

     Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

C.	ORGANIZATIONAL STRUCTURE

Please see “—History and Development of the Company—Overview”.

D.	PROPERTY, PLANT AND EQUIPMENT

Spain

     Fixed lines

     In order to provide residential and other telecommunications services in Spain, we operate a full telecommunications services network. We benefit from an intensive capital investment plan carried out over the last decade, which focused on network expansion as well as network upgrading. As a result, we now have:

  A network consisting of fiber optical cable to the curb in every Spanish city with a population of more than 50,000 inhabitants;

  Switching including synchronous digital hierarchy;

  An asynchronous transfer mode rollout (ATM); and

  System 7 signaling throughout (used for commutation circuits networks).

     Our infrastructure development objective is to achieve a fully digital system which allows simultaneous voice, data, text, and image transmission, and which permits cost-efficient network management and maintenance. Consistent with this aim, we are moving towards a simplified two-level hierarchical network through the use of remote units, and we are presently increasing operational efficiencies through centralization of our network supervision and management functions. The local digitalization rate in our network has increased from 56.7% in 1995 to 95.62% as of December 31, 2005, and our long distance lines are now 100% digitalized.

     In carrying out our infrastructure development program, we have increased the use of fiber optical cable in our network.

     The following table shows the total length of the four basic types of cable used in our network:

	At December 31,

	2001	2002	2003	2004	2005

Coaxial cable (Km.)	4,756	2,468	2,457	2,444	2,441
Optical fiber cable (Km.)	58,156	60,932	64,934	75,888	80,093
Copper cable in interurban links (Km. aerial cable)	57,095	56,753	56,492	59,324	59,326

     The deployment of broadband infrastructure at December 31, 2005 is as follows:

At December 31, 2005

ADSL connections (in thousands)	3,533
ADSL lines over Basic Telephony Network (BTN)	3,409
ADSL lines over ISDN	144
Switchboards with ADSL over BTN	4,659
Switchboards with ADSL over ISDN	1,235
Degree of DSLAM equipment occupation (%)	92.3%
Average time of retail ADSL service provision in PSTN and ISDN (in days)	12.48
ADSL lines subscribed per 100 inhabitants	10.5

     Our number of ADSL lines subscribed per 100 BTN and/or ISDN access lines at December 31, 2005 were as follows:

	Lines	ADSL	Coverage

BTN (in thousands)	148.38	236.01	15.9%
ISDN	931.90	129.94	13.9%

Total	157.70	249.01	15.8%

     The Spanish demography and topography presents significant challenges regarding the provision of basic telephony services throughout the country, especially to rural areas. Our continuous plan of rural expansion has been partly fostered by the Spanish local authorities. We are capable of using alternative technologies in order to extend the provision of services to remote and underpopulated areas according to our universal service obligations. Wireless access services have been established in areas in which wireless service could be provided at a lower cost per customer than fixed line telephony services.

   Wireless Networks

     Telefónica Móviles España’s digital network in Spain is based on the GSM standard, which has been adopted by more than 130 countries worldwide, including all member countries of the European Union. The wide acceptance of the GSM standard, together with its international roaming agreements, enables Telefónica Móviles España’s customers to make and receive calls throughout Western Europe and in more than 200 countries worldwide. Telefónica Móviles España’s GSM-based network provides its customers with access to many of the most advanced wireless services and a full portfolio of services and products. In addition, in 2001 Telefónica Móviles España launched a general packet radio service, or GPRS, which permits faster-based technology for the transmission of data and improved networks utilization.

     To continue increasing the GSM network’s capacity and in order to improve network coverage quality in highly populated areas and to allow for a more intensive use of its network inside offices in urban areas, Telefónica Móviles España has continued rolling out its UMTS network in compliance with its obligations under its UMTS license. In June 2002, we fulfilled the Spanish government’s requirements regarding the initial roll-out for our UTMS network. In October 2003, Telefónica Móviles was the first mobile operator in Spain to launch a pre-commercial service based on UMTS technology and in 2004, Telefónica Móviles launched its commercial UMTS service in Spain.

Argentina

     Telefónica de Argentina’s properties consist of transmission plants and exchange equipment. Most of Telefónica de Argentina’s properties are located in and around the Buenos Aires region.

     As of December 31, 2005, the telephony service has approximately 4.4 million lines in service with approximately 26 lines in service per each 100 inhabitants in the southern region.

     Telefónica de Argentina’s long distance service is provided mainly through a microwave network using analog lines and switchboards. As of December 2005, Telefónica de Argentina had built approximately 19,000 kilometers of optical fiber network, of which 5,300 kilometers were located in the northern region and are dedicated to the provision of national long-distance services between Argentina’s main cities.

Brazil

   Network and Facilities

     Telesp’s network includes installed lines and switches, an access lines network connecting customers to switches and trunk lines connecting switches and long-distance transmission equipment. As of December 31, 2005, our regional telephone network in Brazil included approximately 14.3 million installed access lines, including public telephone lines, of which 12.3 million access lines were in service. At that time, of the access lines in service, approximately 74.7% were residential, 19.9% were commercial, 2.7% were public telephone lines and 2.7% were for our own use and for testing. Intraregional long-distance transmission is provided by a microwave network and by fiber optic cable. Telesp’s network strategy is to develop a broadband integrated network that is compatible with several types of telecommunications services and multimedia applications.

     The following table sets forth selected information about our network in Brazil at the dates indicated.

	At December 31,

	2001	2002	2003	2004	2005

Installed access lines (in millions)	14.3	14.4	14.2	14.2	14.3
Access lines in service (in millions)(1)	12.6	12.5	12.3	12.5	12.3
Average access lines in service (in millions)	11.9	12.6	12.4	12.3	12.4
Access lines in service per 100 inhabitants	33.8	32.9	31.6	31.7	30.9
Percentage of installed access lines connected to digital switches	95.7	96.1	96.9	98.7	100.0
Number of public telephones (in thousands)	342.8	330.9	331.1	331.2	331.5

(1) Data includes public telephone lines.

   Technology

     We are currently implementing the necessary infrastructure for the offering of “Wi-Fi”, which is a wireless Internet access connection that offers mobility to our Internet clients.

     As of December 31, 2005, Telesp’s network was 100% digital.

Peru

     In order to provide telecommunications services in Peru, Telefónica del Peru operates a telecommunications multiservice network. Over the last decade, a number of significant capital investments were made in order to enlarge the telecommunications infrastructure and to provide the telecommunications network with the latest generation technologies. As a result, we currently have:

  a solid optical fiber and coaxial cable network;

  a communications network interconnected through signaling protocol number 7;

  an ATM network; and

  a transmission network including synchronous digital hierarchy (SDH) technology.

     The objective while developing Telefónica del Peru’s infrastructure is to achieve a completely digital system that allows for simultaneous voice, video, data and text transmission, and therefore achieves network management and maintenance efficiencies. Accordingly, our network is simplified to a two-level hierarchy network through the use of remote units. We are also increasing our operating efficiencies through effective management of network centralization.

     The following table sets forth selected information about our network in Peru at the date and for the period indicated.

At or for the year ended December 31, 2005

Digitalization (%)(1)	96.81%
Number of fixed lines in service (in thousands)(2)	2,352,555
Number of fixed lines installed	2,509,789

(1)	Local switching equipment only.

(2)	Includes fixed line public telephones. Does not include cellular public telephones.

      Telefónica del Peru has increased the number of ISDN lines. As of December 31, 2005, Telefónica del Peru had approximately 39,370 ISDN lines.

     Telefónica del Peru’s infrastructure development plan has increased the use of optical fiber into its network.

	At December 31,

Description	2001	2002	2003	2004	2005

Coaxial cable (Km.)	5,697	5,738	5,797	5,870	7,959
Optical fiber cable (Km.)	6,728	6,761	6,993	7,090	7,563
Subscriber network (thousand Km.-pair)	5,270	5,316	5,517	5,757	6,237

Chile

     The principal plant and equipment of CTC Chile consists of outside plant and switching equipment and operating units that are located throughout the country. The company’s land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2005, the company’s telephone network in Chile included approximately 3 million of lines installed, of which 2.4 million lines were in service. Additionally, CTC Chile’s long distance subsidiary currently operates the most extensive fiber optic network in the country, including connections to Peru and Argentina. It also operates digital satellite and microwave links in areas not covered by the fiber optic network and participates actively in the development and use of submarine fiber optic networks.

     The following table sets forth selected information about CTC Chile’s fixed telephony network at the indicated dates.

	At December 31,

	2001	2002	2003	2004	2005

Lines installed	3,019,416	3,023,541	3,037,267	3,043,379	3,007,432
Fixed lines in service	2,723,310	2,686,695	2,416,779	2,427,364	2,440,827
Average fixed lines in service	2,736,633	2,732,208	2,558,291	2,406,266	2,451,536
Lines per 100 inhabitants (1)	17.6	17.4	16.1	15.0	15.1
Number of new lines connected	330,619	340,419	308,266	343,318	358,088
Number of public telephones (in
thousands)	12,880	11,834	11,060	10,288	10,272
ADSL connections in service	14,808	54,163	125,262	200,794	314,177

(1)	Based on CTC Chile’s average fixed lines in service per 100 inhabitants and 2002 Census.

   Technology

     Since 1993, CTC Chile’s nationwide local telephony network is fully digitalized.

   Wireless Networks

     Telefónica Móviles Chile owns, or controls through long-term leases or licenses, property consisting of plant and equipment used to provide wireless communication services.

     Plant and equipment used to provide wireless communication consist of:

  switching, transmission and receiving equipment;

  connecting line (cables, wires, poles and other support structures, conduits and similar items);

  land and buildings;

  easements; and

  other miscellaneous properties (work equipment, furniture and plants under construction).
   Satellite Communications

     As at December 31, 2005, we had an interest in one international satellite communications organization or company: a 13.2% interest in Hispasat, the communications satellite company which carries the Digital+ direct-to-home (DTH) satellite television service and operates a new satellite system in Brazil and Latin America (Amazonas).

     In March 2005, we sold our 0.7% interest in Intelsat, the international satellite company to a consortium of private equity funds for approximately $23 million.

     In January 2005, we sold our 0.7% interest in New Skies Satellites, the communications satellite company that was formerly part of Intelsat, in January 2005 to Zeus Holdings Limited for approximately $8 million.

     We have implemented a satellite IP-access platform, which has been in operation since February 2003. We currently provide broadband Internet and Intranet access with similar speed and performance as with the ADSL technology. This satellite platform also provides VoIP services, which have been in operation since the second half of 2004.

     Submarine Cable

     We are also one of the world’s largest submarine cable operators. We currently participate in 44 international underwater cable systems (13 of which are moored in Spain) and own 11 domestic fiber optic cables.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

Overview

     The Telefónica Group has structured its management according to its different business lines which are separately managed and organized by reference to the products and services provided. The Telefónica Group’s principal lines of business in 2005 were:

  Telefónica de España: fixed line telephony in Spain;

  Telefónica Móviles: mobile telephony in Spain and Latin America;

  Telefónica Latinoamérica: fixed line telephony in Latin America;

  Cesky Group: integrated telecommunications services in the Czech Republic;

  Telefónica Contenidos: audio-visual media and content in Europe and Latin America;

  Directories Business: publication, development and sale of advertising for telephone directories in Europe and Latin America; and

  Atento: call centers in Europe, Latin America and North Africa.
Presentation of Financial Information

     The information in this section should be read in conjunction with our Consolidated Financial Statements, and the notes thereto, included elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Please refer to note 23 to our Consolidated Financial Statements for a discussion of these differences.

   Non-GAAP Financial Information

     Operating Income Before Depreciation and Amortization

     Operating income before depreciation and amortization is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short-term. Our management believes that operating income before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management. Operating income before depreciation and amortization also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use operating income before depreciation and amortization to track our business evolution and establish operational and strategic targets. Operating income before depreciation and amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Operating income before depreciation and amortization is not an explicit measure of financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating income before depreciation and amortization should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

     The following table provides a reconciliation of operating income before depreciation and amortization to operating income for the Telefónica Group for the periods indicated.

	Year ended December 31,

	2004	2005

Operating income before depreciation and
amortization	12,222.03	15,276.43
Depreciation and amortization expense	(5,666.03)	(6,717.68)
Operating income	6,556.00	8,558.75

     The following tables provide a reconciliation of operating income before depreciation and amortization to operating income for the Telefónica Group and each of our business lines for the periods indicated.

	Year ended December 31, 2005

	Telefónica de España	Telefónica Móviles	Telefónica Latinoamérica	Cesky Group	Telefónica Contenidos	Directories Business	Atento	Others and Eliminations	Total

Operating income before depreciation and amortization	4,766.79	5,817.01	3,758.32	456.68	269.20	219.28	116.36	(127.21)	15,276.43
Depreciation and amortization expense	(2,139.15)	(2,374.01)	(1,792.47)	(291.85)	(28.88)	(23.58)	(27.87)	(39.47)	(6,717.68)
Consolidated Operating income	2,627.66	3,443.00	1,965.85	164.83	240.32	195.70	88.49	(167.08)	8,558.75

	Year ended December 31, 2004

	Telefónica de España	Telefónica Móviles	Telefónica Latinoamérica	Cesky Group	Telefónica Contenidos	Directories Business	Atento	Others and Eliminations	Total

Operating income before depreciation and amortization	4,560.03	4,637.60	3,294.84	0.00	185.01	204.84	85.10	(745.39)	12,222.03
Depreciation and amortization expense	(2,367.66)	(1,580.14)	(1,578.73)	0.00	(28.86)	(23.80)	(33.69)	(53.15)	(5,666.03)
Operating income	2,192.37	3,057.46	1,716.11	0.00	156.15	181.04	51.41	(798.54)	6,556.00

     Net Financial Debt

     Net financial debt is calculated by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated balance sheet), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which we refer to collectively as our gross financial debt) and (ii) other payables (a component of non-current trade and other payables in our consolidated balance sheet). Our management believes that net financial debt is meaningful for investors because it provides an analysis of our solvency using the same measure used by our management. We use net financial debt to calculate internally certain solvency and leverage ratios used by management. Net financial debt is not an explicit measure of indebtedness under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Net debt should not be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing liabilities) as a measure of our liquidity.

     The following table provides a reconciliation of net financial debt to gross financial debt for the Telefónica Group as at the dates indicated.

	As of December 31,

	2004	2005

	(euro in millions)

Non-current interest-bearing debt	17,492.2	25,167.6
Current interest-bearing debt	10,210.4	9,235.9

Gross financial debt	27,702.6	34,403.5
Other payables	533.6	438.2
Non-current financial assets(1)	(1,070.9)	(1,043.7)
Current financial assets	(2,556.6)	(1,517.8)
Cash and cash equivalents	(914.4)	(2,213.2)

Net financial debt	23,694.4	30,067.0

(1)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets.

First-time adoption of International Financial Reporting Standards

     The transition of the Telefónica Group's consolidated financial statements to IFRS has been carried out by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards, being January 1, 2004 the beginning of the earliest period presented for comparative purposes under the new accounting standards. This date is considered as the date of transition to IFRS.

     As a general rule, the IFRS in force at December 31, 2005 must be applied retrospectively to prepare an opening balance sheet at the date of transition and all following periods. IFRS 1 provides for certain exemptions from full retrospective application of IFRS in the opening balance sheet. The main exemptions are as follows:

  IFRS 3 – Business Combinations: The Telefónica Group has elected to apply IFRS 3 Business Combinations prospectively from the date of transition; therefore it has not restated any business combination that took place before January 1, 2004.

  IAS 16 – Fair value or revaluation as deemed cost: The Telefónica Group has chosen to continue to carry its property, plant and equipment and intangible assets at their respective carrying amounts under former Spanish GAAP, without remeasuring any of these items at their fair value at January 1, 2004.

  IAS 19 – Employee Benefits: The Telefónica Group has elected to recognize all cumulative actuarial gains and losses at January 1, 2004.

  IAS 21– Accumulated translation differences: The Telefónica Group has elected to reset the accumulated translation adjustments up to the date of transition to zero.

  IAS 32 and IAS 39 – Financial instruments: The Telefónica Group has chosen not to apply the exception allowing the application of IAS 39 Financial Instruments: Recognition and Measurement and IAS 32 Financial Instruments: Presentation and Disclosure from January 1, 2005, applying these standards as from the date of transition to IFRS, i.e., January 1, 2004.

  IFRS 2 – Share-based Payment: The Telefónica Group has elected not to apply IFRS 2 Share-based Payments to account for share-based payment transactions granted prior to November 7, 2002.

     The main differences and their impact on shareholders' equity at January 1 and December 31, 2004 and net income in 2004 are described in the notes to the Consolidated Financial Statements included elsewhere herein.

Significant Transactions Affecting the Comparability of our Results of Operations in the Periods Under Review

     During 2005, various changes occurred in the composition of the Telefónica Group that affect the comparability of our operating results for the year ended December 31, 2005 to our operating results for the year ended December 31, 2004. Please see note 2 to our Consolidated Financial Statements for a detailed description of the principal changes in the composition of the group affecting our financial statements during the periods under review covered by the Consolidated Financial Statements. The most significant changes are summarized below.

   Acquisition of BellSouth’s Mobile Operations in Latin America

     In March 2004, Telefónica Móviles reached an agreement to acquire BellSouth’s interests in mobile operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. BellSouth’s interests in the mobile operators in Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama were transferred in October 2004. BellSouth’s interests in the operators in Argentina and Chile were transferred in January 2005. We consolidate each of these operators in our Consolidated Financial Statements as from their respective dates of acquisition.

   Acquisition of a Majority Stake in Cesky Telecom

     In June 2005, we acquired a 51.1% stake in Cesky Telecom a.s. from the Czech government, and in September 2005, we acquired an additional 18.3% interest in Cesky Telecom a.s. pursuant to a mandatory public tender offer. As a result, we consolidate Cesky Telecom in our Consolidated Financial Statements as from July 1, 2005. For the year ended December 31, 2005, the Cesky Group is presented as a separate business line in our discussion of our results of operations by business line below. See “Group Results of Operations—Cesky Telecom”.

Significant Transactions Affecting the Comparability of our Results of Operations in the Periods Under Review with Future Periods

   Acquisition of O2 plc

     In October 2005, we commenced a public tender offer for all of the outstanding shares of O2 plc, a U.K. mobile services provider, for a total of approximately £17.9 billion (approximately €26.4 billion, calculated based on a euro-pound exchange rate of €1.00=£0.6767 on October 31, 2005). On January 23, 2006, we made our tender offer for O2 plc unconditional in accordance with the rules of the U.K. City Code on Takeovers and Mergers. As of that date, we and certain of our wholly-owned subsidiaries owned, or had received valid tenders in respect of an aggregate of approximately 96.9% of O2 plc’s issued share capital. We consolidate O2 plc in our Consolidated Financial Statements as from January 31, 2006. For additional information on this acquisition see “Item 4.—Public Takeover Offers”.

Factors Affecting the Comparability of our Result of Operations by Business Segment

     In July 2005, we merged Terra Networks, S.A. into Telefónica, S.A., with effect for accounting purposes as from January 1, 2005. Following the merger, we include as from July 1, 2005, the results of operations of certain Terra Networks group companies in Spain (Terra Networks España, S.A., Azeler Automoción, S.A. and Maptel Networks, S.A.U.) under our fixed line telephony business in Spain (Telefónica de España), and we include the results of operations of the former Terra Networks group companies in Latin America under our fixed line telephony business in Latin America (Telefónica Latinoamérica). For the year ended December 31, 2004 and the six months ended June 30, 2005, the results of operations of the former Terra Networks group (which was consolidated in our Consolidated Financial Statements in each of 2004 and 2005) are not included in the results of operations of any of our principal business lines. See note 17 to our Consolidated Financial Statements.

Significant Changes in Accounting Policies

     In 2004 and 2005, there were no changes in the accounting policies used in the preparation of our Consolidated Financial Statements under IFRS. For a discussion of changes in accounting principles under U.S. GAAP, see note 23 to our Consolidated Financial Statements.

Critical Accounting Policies

     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

      We consider an accounting estimate to be critical if:
  it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

  changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

     The various policies that are important to the portrayal of our financial condition and results of operations include:

  accounting for long-lived assets, including goodwill;

  deferred taxes; and

  provisions.
   Accounting for Long-lived Assets, including Goodwill

     Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost. If such assets are acquired in a business combination, the acquisition cost is the estimated fair value of the acquired property, plant and equipment or intangible assets. Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives.

     Intangible assets with indefinite useful lives are not amortized, but are, instead, subject to an impairment test on a yearly basis and whenever there is an indication that such assets may be impaired.

     Accounting for long-lived assets and intangible assets involves the use of estimates for determining: (a) the fair value at the acquisition date in the case of such assets acquired in a business combination; and (b) the useful lives of the assets over which they are to be depreciated or amortized. We believe that the estimates we make to determine an asset’s useful life are “critical accounting estimates” because they require our management to make estimates about technological evolution and competitive uses of assets.

     When an impairment in the carrying amount of an asset occurs, nonscheduled write-downs are made. We perform impairment tests of identifiable intangible and long-lived assets whenever there is reason to believe that the carrying value may exceed the recoverable amount, which is the higher of the asset’s fair value less costs to sell and its value in use. Furthermore, previously recognized impairment losses may be reversed when changes in the estimates used to determine the asset’s recoverable amount indicate that an impairment loss recognized in prior periods no longer exists or may have decreased.

     The determination of whether the impairment of long-lived and intangible assets is necessary involves the use of significant estimates and judgment that includes, but is not limited to, the analysis of the cause of potential impairment in value, the timing of such potential impairment and an estimate of the amount of the impairment, which requires the estimation of the future expected cash flows, discount rates and the fair value of the assets.

     Specifically, management has to make certain assumptions in respect of uncertain matters, such as growth in revenues, changes in market prices, operating margins, and technology developments and obsolescence, discontinuance of services and other changes in circumstances that indicate the need to perform an impairment test. Management’s estimates about technology and its future development require significant judgment because the timing and nature of technological advances are difficult to predict.

     Goodwill arises when the cost of a business combination exceeds the acquirer’s interest in the net fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed. Goodwill is not amortized, but is, instead, subject to an impairment test on a yearly basis and whenever there is an indication that the goodwill may be impaired.

     Nonscheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs. We review, on a regular basis, the performance of our cash-generating units. We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods.

     A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

   Deferred Taxes

     Management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable profit. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable profit during the periods in which the deferred tax assets are utilized. In making this assessment, our management considers the scheduled reversal of deferred tax liabilities, projected taxable profit and tax planning strategies.

     This assessment is carried out on the basis of internal projections which are updated to reflect our most recent operating trends. In accordance with applicable accounting standards, a deferred tax asset must be recognized for all deductible temporary differences and for the carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Our current and deferred income taxes are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting our income tax balances.

   Provisions

     Provisions are recorded when, at the end of the period, the Group has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Group will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the opinion of external experts, such as legal advisors or consultants.

     If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to the Consolidated Financial Statements.

     Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Operating Environment

     Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate. Demand for services in those countries is related to the performance of their respective economies, including GDP, inflation, account-deficit and unemployment rates. Following our acquisition of O2, our results of operations will also depend on the economic performance of the countries in which it operates, particularly the United Kingdom and Germany.

   Operating Environment by Country

      Spain

     Our results of operations are dependent to a large extent on the level of demand for our services in Spain. For the year ended December 31, 2005, net sales and rendering of services of our operations in Spain represented 51.9% of our consolidated net sales and rendering of services for such year. Demand for our services in Spain is related to the performance of the Spanish economy. Spain’s real gross domestic product (GDP) expanded by approximately 3.4% in 2005, the highest rate in the last five years, reflecting relatively stronger domestic demand. Inflation was 3.8% in 2005. The current account deficit was estimated at 7.4% of GDP in 2005. The unemployment rate was 8.7% at December 31, 2005, the lowest rate in decades.

      Brazil

     Brazil’s estimated GDP growth was 2.3% in 2005 compared to 4.9% in 2004 and 0.5% in 2003. Inflation has been gradually declining, with consumer prices increasing by 5.7% in 2005 compared to 7.6% in 2004 and 9.3% in 2003. In order to curb the inflationary trend and achieve the official government target rate of inflation, the Central Bank of Brazil raised the basic interest rate (Selic) from 16.00% in August 2004 to 19.75% in June 2005. After inflation was reduced to the target rate of inflation (5.1% in 2005), the Central Bank of Brazil began to gradually reduce the Selic rate to 19.50% in September 2005. At March 22, 2006, the Selic rate was 16.5% . Brazil ended 2005 with a record trade balance surplus of US$44.7 billion, compared to U.S.$33.7 billion in 2004. In 2005, exports increased by 23% to US$118.3 billion, while imports increased by 17% to US$73.5 billion.

     Argentina

     Argentina’s estimated GDP growth for 2005 was approximately 9.1%, which matched the average growth rate for 2003 and 2004 and represented the third consecutive year of growth after four years of recession from 1999 to 2002. The peso depreciated by 1.7% closing at 3.03 peso/U.S.$1.00. The consumer inflation rate increased by 12.3%, above the original target range of 5% to 8% established by Argentina’s central bank, while wholesale prices rose by 10.6% in 2005. The external surplus, following a 2004 surplus equivalent to 2.2% of GDP, was 2.5% of GDP in September of 2005. The unemployment rate decreased to 10.1% in December 2005 from 12.1% in December 2004 due to continued economic growth and the implementation of a wide range of social assistance programs. The accumulation of international reserves in the last two years has allowed Argentina to repay $9.5 billion of its debt to the International Monetary Fund (“IMF”).

     Chile

     Chile’s GDP grew approximately 6.3% in 2005 compared to 6.1% in 2004. Inflation increased from 1.1% in 2004 to 3.1% in 2005. The Chilean peso appreciated approximately 8.9% in nominal terms (8.0% in real terms) against the U.S. dollar in 2005. Chile’s unemployment rate decreased to 6.9% at December 31, 2005 compared to 7.8% at December 31, 2004. In 2005, Chile had its largest budget surplus in eight years, reaching 4.8% of GDP in 2005, more than doubling the previous year’s 2.2% of GDP due to strong growth in domestic demand and increasing copper prices.

     Peru

     During 2005, Peru saw a significant improvement in its main macroeconomic indicators. GDP grew 6.7% in 2005 (the highest rate in eight years) and by December 2005 the Peruvian economy had experienced a record of 54 consecutive months of growth. Annual inflation was 1.5% in 2005. The balance of payment current account showed a surplus of 1.3% of GDP (the highest level in 26 years) in 2005, and the fiscal deficit decreased to 0.4% of GDP (the lowest level since 1997). The government pre-paid foreign debt in an aggregate principal amount of US$2.3 billion in 2005. Moreover, during 2005, Standard & Poor’s and Fitch Ratings improved the Peruvian government’s credit rating outlook to positive from stable.

     Mexico

     Mexico’s GDP growth in 2005 was 3.0% compared to 4.4% in 2004. Inflation was 3.3%, the lowest rate in the last 37 years. The Mexican peso’s strength against other foreign currencies improved during much of 2005 due to Mexico’s liquidity, foreign demand for Mexican financial assets and the improvement in foreign accounts, supported by immigrant repatriation flows, high crude oil prices and foreign direct investment inflows. Mexico’s accumulation of international reserves allowed Mexico to prepay $6.8 billion of foreign debt.

     Czech Republic

     The Czech Republic’s GDP growth in 2005 registered its highest rate in the last ten years, growing almost 5%. This was mainly due to the performance of net exports, as a result of foreign direct investment inflows, potential entry into the EU and the general recovery of European economies in 2005. Inflation was approximately 2% in 2005, below the Central bank’s annual objective of 3%. The Czech koruna (crown) appreciated an average of 6.0% during 2005 relative to the currencies of the Czech Republic’s trading partners. The Czech Republic’s membership in the EU is not currently expected earlier than 2009, in line with the official expectations regarding when the Czech Republic will be able to meet the Maastricht criteria in respect of public finances, foreign exchange stability, inflation and long-term interest rates.

   Exchange Rate Fluctuations

     We publish our Consolidated Financial Statements in euro. Because a substantial portion of our assets, liabilities, net sales and rendering of services and profit are denominated in currencies other than the euro, we are exposed to fluctuations in the values of these currencies against the euro. These currency fluctuations have had and may continue to have a material impact on our financial condition and results of operations.

     In 2005, variations in currencies increased our consolidated cash flows by approximately €166 million and increased our consolidated revenues from operations by approximately 4.7% . Currency fluctuations can also have a significant impact on our balance sheet, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2005 equity attributable to equity holders of the parent was increased by €2,135 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real relative to the euro.

     The table below sets forth the average exchange rates against the euro of the U.S. dollar and the key Latin American currencies that impacted our consolidated results of operations for the periods indicated.

	2004(1)	2005(1)	% change

	Average	Average	Average

U.S. Dollar	1.24	1.24	—
Argentine Peso	3.65	3.63	(0.5)%
Brazilian Real	3.63	3.00	(17.4)%
Chilean Peso	756.65	694.44	(8.2)%
Mexican Peso	14.02	13.52	(3.6)%
Peruvian Nuevos Soles	4.24	4.10	(3.3)%

Source: central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our Latin American subsidiaries from local currency to euro.

     In the comparison below of our results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuation. To make such comparisons, we have converted certain financial items using the prior year’s exchange rate.

     We describe certain risks relating to exchange rate fluctuations in “Item 3—Key Information—Risk Factors”, and we describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11—Quantitative and Qualitative Disclosures about Market Risk”.

   Regulation

     We are subject to regulation in the different markets where we operate, which has a significant effect on our profitability. In Spain, we are regulated by the Telecommunications Market Commission. Although in the past the fees that we could charge customers for interconnection and subscription were regulated according to “price caps”, such fees are no longer regulated in Spain. For more information regarding the abolition of “price caps” in Spain, see “Item 4—Business Overview—Telefónica de España—Spanish Fixed Line Business—Regulation”.

      In addition, as a market dominant operator, Telefónica de España is required to grant other operators access to its network. Interconnection prices must remain within the Interconnection Offer Framework as determined by the Telecommunications Market Commission.

     Telefónica Móviles is also regulated in Spain by the Telecommunications Market Commission, which has declared Telefónica Móviles to be an operator with “significant market power”. Telefónica Móviles is required to allow other mobile operators to access its network, and the Telecommunications Market Commission sets the rates that Telefónica Móviles can charge other mobile operators for such access. Telefónica Móviles must pay a yearly fee to reserve the public domain radioelectric spectrum in respect of its allocated frequencies.

     We are also subject to regulation in the Latin American markets where we have operations. These regulations include the application of, among other things, “price caps”, governmental regulation of rates and fees and the obligation to allow other operators to access our networks at competitive or regulated rates.

     For a more detailed description of how regulation affects us, please see “Item 4—Information on the Company—Business Overview”.

Group Results of Operations

     A summary of our results of operations for 2004 and 2005 are shown below.

	Year ended December 31,

	2004	2005

	(in millions of euro, except share and per share data)

Net sales and rendering of services	30,280.92	37,882.16
Operating income before depreciation and amortization (OIBDA)(1)	12,222.03	15,276.43
Operating income	6,556.00	8,558.75
Profit before taxes from continuing operations	4,866.40	6,796.21
Profit for the year attributable to equity holders of the parent company	3,175.67	4,445.85
Profit per share(2)	0.637	0.913
Weighted average number of shares (millions)	4,987.75	4,870.85

(1)	For a reconciliation of OIBDA to operating income, see “Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.

(2)	The per share computations have been adjusted to reflect the stock dividends which were effected during the periods presented, as if these had occurred at the beginning of the earliest period presented.

     The table below sets forth certain consolidated revenue and expense items as a percentage of net sales and rendering of services for the periods indicated.

	Year ended December 31,

	2004	2005

Net sales and rendering of services	100.0%	100.0%
Other income	3.7%	3.7%
Supplies	(25.2)%	(26.6)%
Personnel expenses	(16.8)%	(14.9)%
Other expenses	(21.3)%	(21.9)%
Operating income before depreciation and amortization(1)	40.4%	40.3%
Depreciation and amortization	(18.7)%	(17.7)%
Operating income	21.7%	22.6%
Share of profit (loss) of associates	(0.2)%	(0.3)%
Net financial expense	(5.4)%	(4.3)%
Corporate income tax	(5.0)%	(5.2)%
Profit for the year from continuing operations	11.1%	12.7%
Profit from continuing operations after taxes	(0.4)%	—
Minority interests	(1.0)%	(1.0)%
Profit for the year attributable to equity holders of the parent company	10.5%	11.7%

(1)	For a reconciliation of OIBDA to operating income, see “Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.

     The table below sets forth the percentage of our consolidated net sales and rendering of services by geographic region for the periods indicated.

	Year ended December 31,

	2004	2005

Spain	61.4%	51.9%
Latin America	34.1%	41.5%
Rest of Europe	3.6%	5.5%
Rest of World	0.9%	1.1%

Total	100.0%	100.0%

     The table above reflects the impact on our consolidated financial statements in 2005 of the incorporation of the former BellSouth mobile operations and Cesky Telecom.

   Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     Net Sales and Rendering of Services

     Our net sales and rendering of services increased 25.2% to €37,882.1 million in 2005 from €30,280.9 million in 2004, principally due to an increase in net sales and rendering of services of Telefónica Móviles, Telefónica Latinoamérica and Cesky Telecom (which we consolidated as from July 2005). Variations in exchange rates had a positive impact on our net sales and rendering of services in 2005, contributing 4.7 percentage points to the increase in 2005.

     Total Expenses

     Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses increased 25.2% to €24,024.0 million in 2005 from €19,192.3 million in 2004, primarily due to an increase in supplies and other expenses, principally as a result of an increase in commissions to distributors of our services, advertising and marketing expenses and customer service-related expenses in connection with our intense commercial and marketing efforts to add new customers and maintain existing customers under competitive market conditions.

     Supplies. Supplies increased 31.8% to €10,065.1 million in 2005 from €7,637.3 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005, an increase in interconnection costs of our mobile telephony business, purchases of equipment for ADSL and IPTV (Imagenio) services in Spain and expenses to implement the unbundling of the local loop in Spain.

     Personnel Expenses. Personnel expenses increased 11.0% to €5,656.3 million in 2005 from €5,095.2 million in 2004, due to increases in wages, salaries and other personnel expenses as a result of an increase in the average number of employees of the Telefónica Group to an average of 195,086 thousand in 2005 from 156,819 in 2004. The increase in the average number of employees of the Telefónica Group in 2005 was mainly due to increases in the average number of employees in our call center business, Cesky Telecom (which we consolidated as from July 2005) and our mobile telephony business (mainly due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005).

     Other Expenses. Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as taxes. Other expenses also include other operating expenses, changes in operating allowances, impairment of goodwill and loss on disposal of assets. Other expenses increased 28.5% to €8,302.6 million in 2005 from €6,459.8 million in 2004, principally due to a 32.4% increase in external services to €6,715.3 million in 2005 from €5,072.0 million in 2004. The increase in external services was mainly due to significant commercial and marketing efforts in each of our lines of business, as well as to the consolidation of Cesky Telecom and the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005.

      Operating Income Before Depreciation and Amortization (OIBDA)

     Operating income before depreciation and amortization (OIBDA) increased 25.0% to €15,276.4 million in 2005 from €12,222.0 million in 2004.

      Depreciation and Amortization

     Depreciation and amortization increased 18.6% to €6,717.7 million in 2005 from €5,666.0 million in 2004, principally due to an increase in depreciation and amortization expense of our mobile telephony business (mainly due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005), as well as depreciation and amortization expense of Cesky Telecom (which we consolidate as from July 2005).

     Operating Income

     Operating income increased 30.5% to €8,558.8 million in 2005 from €6,556.0 million in 2004. The increase was the result of the 25.0% increase in operating income before depreciation and amortization exceeding the rate of increase (18.6%) in depreciation at amortization.

Share of Profit (Loss) of Associates

     Share of loss of associates increased 153.9% to €128.2 million in 2005 from €50.5 million in 2004, principally due to the writedown of the remaining value of the IPSE 2000’s UMTS license, offset by a decrease in our share of the losses of Sogecable and Lycos Europe and our share of the profit of Medi Telecom in 2005, which had losses in 2004.

     Net Financial Expense

     Net financial expenses were €1,769.4 million in 2005 compared to €1,462.1 million in 2004, mainly due to an increase in average net debt outstanding, offset by a decrease in average interest rates on our debt in 2005 compared to 2004.

     Positive exchange rate differences were €162.0 million in 2005 compared to negative exchange rate differences of €177.1 million in 2004, reflecting the impact of the appreciation of the U.S. dollar against the euro at December 31, 2005 compared to December 31, 2004.

     As a result, net financial expense was €1,634.3 million in 2005 compared to €1,639.1 million in 2004.

     Corporate Income Tax

     Corporate income tax increased 30.2% to €1,969.2 million in 2005 from €1,512.8 million in 2004. This increase was principally due to the increase in profit before taxes from continuing operations of Telefónica de España and the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005. Our effective corporate income tax rate (corporate income tax as a percentage of profit before taxes from continuing operations) was 29.0% in 2005 compared to 31.1% in 2004.

     Minority Interests

     Profit attributable to minority interests increased 23.0% to €381.2 million in 2005 from €309.9 million in 2004, mainly due to the minority shareholders’ share of the profit of Cesky Telecom (which we consolidate as from July 2005) and the increased profit of Telesp in 2005 compared to 2004, as well as the decrease in minority investors’ share of the losses of Telefónica Móviles Mexico, which had lower losses in 2005 compared to 2004.

     Profit for the Year Attributable to Equity Holders of the Parent Company

     As a result of the above, profit for the year attributable to equity holders of the parent company increased 40.0% in 2005 to €4,445.9 million from €3,175.7 million in 2004.

Results of Operations by Business Line

     The table below sets forth the contribution to our results of operations by each of our principal business lines for 2004 and 2005. Net sales and rendering of services is presented for each of the business lines after elimination of sales to other members of the Telefónica Group. See note 17 to our Consolidated Financial Statements.

	Year ended December 31,

	2004	2005

	(in millions of euro)
Net sales and rendering of services	30,280.9	37,882.2
Telefónica de España	10,566.9	11,019.5
Telefónica Móviles (1)	10,492.0	15,068.4
Telefónica Latinoamérica	6,420.0	7,902.0
Cesky Group (2)	—	1,035.2
Telefónica Contenidos	1,200.2	1,251.2
Directories Business	535.6	559.6
Atento	267.6	383.9
Other companies & eliminations (3)	798.6	662.4
Expenses (4)	19,192.3	24,024.0
Telefónica de España	6,985.7	7,324.1
Telefónica Móviles	7,523.6	10,966.3
Telefónica Latinoamérica Group	4,043.4	4,776.6
Cesky Group (2)	—	599.9
Telefónica Contenidos	1,059.6	1,073.9
Directories Business	414.6	434.9
Atento	526.0	742.4
Other companies & eliminations (3)	(1,360.2)	(1,894.1)
Depreciation and amortization	5,666.0	6,717.7

	Year ended December 31,

	2004	2005

	(in millions of euro)
Telefónica de España	2,367.7	2,139.1
Telefónica Móviles	1,580.1	2,374.0
Telefónica Latinoamérica	1,578.7	1,792.5
Cesky Group (2)	—	291.9
Telefónica Contenidos	28.9	28.9
Directories Business	23.8	23.5
Atento	33.7	27.9
Other companies & eliminations (3)	53.1	39.9
Operating income	6,556.0	8,558.7
Telefónica de España	2,192.4	2,627.6
Telefónica Móviles	3,057.5	3,443.0
Telefónica Latinoamérica	1,716.1	1,965.8
Cesky Group (2)	—	164.8
Telefónica Contenidos	156.2	240.3
Directories Business	181.0	195.7
Atento	51.4	88.5
Other companies & eliminations (3)	(798.6)	(167.1)
Profit (loss) for the year	3,175.6	4,445.8
Telefónica de España	1,113.2	1,494.3
Telefónica Móviles	1,682.7	1,918.9
Telefónica Latinoamérica	754.3	1,106.7
Cesky Group (2)	—	118.0
Telefónica Contenidos	(40.6)	78.8
Directories Business	113.8	125.3
Atento	32.3	48.2
Other companies & eliminations (3)	(480.1)	(444.4)

(1)	The results of operations shown for Telefónica Móviles, S.A. may differ from those reported by Telefónica Móviles, S.A. which is a reporting company in the United States, primarily because it is not a wholly owned subsidiary and because certain transactions it enters into with other members of the Telefónica Group are eliminated in consolidation.

(2)	Consolidated as from July 2005.

(3)	As from July 1, 2005, the results of operations of the former Terra Networks group companies in Spain are included under Telefónica de España, and the results of operations of the former Terra Networks group companies in Latin America are included under Telefónica Latinoamérica. For the year ended December 31, 2004 and the six months ended June 30, 2005, the results of operations of the former Terra Networks group are included under other companies and eliminations. See note 17 to our Consolidated Financial Statements.

(4)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization expense.

   Telefónica de España

      Net sales and Rendering of Services

     Telefónica de España’s net sales and rendering of services increased 4.4% to €11,019.5 million in 2005 from €10,566.9 million in 2004, principally due to increases in net sales and rendering of services from broadband services and operator services, offset in part by decreases in net sales and rendering of services from outgoing traffic, commercialization of handsets and data services.

  Revenues from access fees include all revenues from our customers for rental of and connection to the public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services and public use telephony and additional charges and advertising in telephone booths. Revenues from access fees remained flat at €2,885.9 million in 2005 compared to €2,885.0 million in 2004, mainly due to the increase in monthly access fees, offset by the decrease in connection fees as a result of free connection promotions.

  Revenues from leased circuits include revenues received from leasing our circuits, both domestic and international, to customers and other telecommunication operators. Revenue from leased circuits decreased slightly to €184.2 million in 2005 from €184.8 million in 2004. In 2004, there were no significant changes in the number of leased circuits or the carrier capacity of wholesalers.

  Revenues from the commercialization of handsets include revenues from the sale, leasing, maintenance and installation of handsets. Revenues from the commercialization of handsets decreased 5.6% to €553.4 million in 2005 from €584.6 million in 2004, mainly due to a decrease in the sale and rental of handsets and to higher discounts and bonuses offered to certain client segments.

  Revenues from broadband services which mainly include revenues generated by Telefónica de España IP network, increased 44.0% to €1,540.9 million in 2005 from €1,070.0 million in 2004. This increase was principally due to a 68.5% increase in the total number of retail broadband connections in 2005. Retail broadband connections increased to €2,719.7 million at December 31, 2005 compared to €1,614.5 million at December 31, 2004. The increase in the number of retail broadband connections reflected our marketing efforts, including our sale of bundled service packages (including broadband and fixed line packages and broadband, fixed line and IP TV packages).

  Revenues from operator services include revenues from both national and international operator services. International operator services include automatic access, transit, leasing capacity and manual international access. National operator services include national interconnection, rented subscriber loop and commercial wholesale services (access, traffic and support). Revenues from operator services increased 19.2% to €1,005.2 million in 2005 from €843.1 million in 2004, due to an increase in the use by our competitors of our rented subscriber loop as they expand their business and commercial wholesale services.

  Revenues from outgoing traffic, which include revenues from net effective consumption and other consumption (including phone cards, messages, manual traffic and VPN, decreased 3.5% to €3,462.0 million in 2005 from €3,582.9 million in 2004. This decrease was due to a shrinking in the size of the overall market and increased competition, which led to a loss of market share, and a 1% reduction in tariffs in 2005 as a result of a price cap on tariffs imposed by the Spanish telecommunications market regulator. See “Item 4—Information on the Company—Business Overview—Fixed-Line Telecommunications Services in Spain—Telefónica de España—Spain—Regulation”.

  Revenues from data services, which include revenues from retail access, the installation and operation of virtual private networks and business solutions, decreased 1.1% to €739.6 million in 2005 from €747.7 in 2004.

     Expenses

     Telefónica de España’s expenses increased 4.8% to €7,324.1 million in 2005 from €6,985.7 million in 2004, principally due to an increase in supplies and other expenses.

  Supplies expenses increased 8.7% to €3,032.0 million in 2005 from €2,789.9 million in 2004, mainly due to purchases of equipment for Imagenio, our IPTV service, expenses relating to new broadband connections and to the implementation of the unbundling of the local loop.

  Personnel expenses decreased 0.8% to €2,695.8 million in 2005 from €2,717.0 in 2004, principally due to the decrease in the average number of employees of Telefónica de España to 35,855 in 2005 from 37,281 in 2004 as a result of voluntary early retirement programs.

  Other expenses increased 8.0% to €1,596.3 million in 2005 from €1,478.7 million in 2004, principally due to an 8.7% increase in external expenses to €1,282.9 million in 2005 from €1,179.9 million in 2004. This increase in external expenses is due to intense commercial and marketing efforts under competitive market conditions, including publicity expenses, promotional expenses, public relations expenses, customer service expenses (both pre- and post-sale) and market research expenses.

     Operating Income Before Depreciation and Amortization

     Telefónica de España’s operating income before depreciation and amortization increased 4.5% to €4,766.8 million in 2005 from €4,560.0 million in 2004.

      Telefónica de España’s operating income before depreciation and amortization, as a percentage of Telefónica de España’s net sales and rendering of services, was 39.4% in 2005 compared to 40.3% in 2004.

     Depreciation and Amortization

     Telefónica de España’s depreciation and amortization decreased 9.7% to €2,139.2 million in 2005 from €2,367.7 million in 2004, principally due to our conservative investment policy, which seeks to control capital expenditure.

     Operating Income

     Telefónica de España’s operating income increased 19.9% to €2,627.6 million in 2005 from €2,192.4 million in 2004.

   Telefónica Móviles

     Net Sales and Rendering of Services

     Telefónica Móviles’ net sales and rendering of services increased 43.6% in 2005 to €15,068.4 million from €10,492.1 million in 2004. Excluding the impact of variations in exchange rates, Telefónica Móviles’ net sales and rendering of services would have increased 40.6% in 2005 from 2004.

     Net sales and rendering of services of Telefónica Móviles’ Spanish operations increased 10.1% to €7,857.0 million in 2005 from €7,138.2 million in 2004, principally due to increases in voice and data traffic, offset in part by decreases in service prices and lower interconnection tariffs.

     Net sales and rendering of services of Telefónica Móviles’ Latin American operations increased 134.3% to €7,704.5 million in 2005 from €3,552.4 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired in October 2004 and January 2005 and the organic growth of our customer base in Colombia, Argentina and Venezuela. Excluding the impact of variations in exchange rates, Telefónica Móviles’ Latin American operations net sales and rendering of services would have increased 43.8% in 2005 from 2004.

     Expenses

     Telefónica Móviles’ expenses increased 45.8% to €10,966.3 million in 2005 from €7,523.6 million in 2004, principally due to an increase in supplies expenses, personnel expenses and other expenses.

  Supplies expenses increased 45.5% to €5,365.5 million in 2005 from €3,687.9 million in 2004, mainly due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005, the increase in commercial activity in Spain and Latin America and the increase in interconnection expenses in Spain mainly as a result of the growth in outgoing traffic.

  Personnel expenses increased 44.0% to €799.7 million in 2005 from €555.5 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005 and the increase in the average workforce and salaries in Spain.

  Other expenses increased 46.4% to €4,801.1 million in 2005 from €3,280.2 million in 2004, principally due to a 41.6% increase in external expenses to €4,135.6 million in 2005 from €2,921.2 million in 2004 as a result of the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005 and the commercial efforts in Spain and Latin America including increases in commissions to distributors, costs related to the acquisition and retention of customers and advertising expenses.

     Operating Income Before Depreciation and Amortization

     Telefónica Móviles’ operating income before depreciation and amortization increased 25.4% to €5,817.0 million from €4,637.6 million in 2004.

     Telefónica Móviles’ operating income before depreciation and amortization, as a percentage of Telefónica Móviles’ net sales and rendering of services, was 38.6% in 2005 compared to 44.2% in 2004.

     Depreciation and Amortization

     Telefónica Móviles’ depreciation and amortization increased 50.2% to €2,374.0 million in 2005 from €1,580.1 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005.

     Operating Income

     Telefónica Móviles’ operating income increased 12.6% to €3,443.0 million in 2005 from €3,057.5 million in 2004.

   Telefónica Latinoamérica

     Net Sales and Rendering of Services

     Net sales and rendering of services increased 23.1% to €7,902.0 million in 2005 from €6,420.1 million in 2004. Variations in exchange rates had a positive impact on Telefónica Latinoamérica’s net sales and rendering of services in 2005, contributing 15.3 percentage points to the increase in 2005 from 2004. Excluding the impact of variations in exchange rates, Telefónica Latinoamérica’s net sales and rendering of services would have increased 7.8% in 2005 from 2004, principally due to an increase in net sales and rendering of services, in local currency terms, of Telesp, Telefónica de Argentina, Telefónica Empresas América, Telefónica del Peru, Telefónica International Wholesale Services (TIWS), offset in part by a decrease in net sales and rendering of services of CTC Chile. The increase is also attributable in part to the inclusion of the results of operations of the former Terra Networks group companies in Latin America, which are included under Telefónica Latinoamérica as from July 1, 2005. Excluding the impact of the results of the former Terra Networks group companies in Latin America, Telefónica Latinoamérica’s net sales and rendering of services would have increased 21.1% in 2005 from 2004, while excluding the impact of variations in exchange rates and the results of the former Terra Networks group companies in Latin America, Telefónica Latinoamérica’s net sales and rendering of services would have increased 6.0% in 2005 from 2004.

  Net sales and rendering of services of Telesp increased 30.6% to €4,715.3 million in 2005 from €3,611.7 million in 2004. Excluding the impact of variations in exchange rates, Telesp’s net sales and rendering of services would have increased 7.9% in 2005 from 2004, principally due to an increase in revenues from its broadband business and public telephony service and, to a lesser extent, the increase in revenues from value-added services, such as automatic redial, call waiting and call forwarding.

  Net sales and rendering of services of Telefónica del Peru increased 6.9% to €972.6 million in 2005 from €910.0 million in 2004. Excluding the impact of variations in exchange rates, Telefónica del Peru’s net sales and rendering of services would have increased 3.3% in 2005 from 2004, principally due to the rapid growth of its broadband business, offset in part by a decrease in local and long distance traffic as a result of the tariff reduction implemented by the Peruvian government.

  Net sales and rendering of services of CTC Chile increased 3.8% to €810.2 million in 2005 from €780.8 million in 2004. Excluding the impact of variations in exchange rates, CTC Chile’s net sales and rendering of services would have decreased 4.9% in 2005 from 2004, principally due to the decrease in local and long-distance traffic as a result of customers continuing to substitute the use of mobile telephones for fixed line telephones, offset in part by an increase in revenues from Internet services, including narrowband and broadband access.

  Net sales and rendering of services of Telefónica de Argentina increased 5.6% to €783.1 million in 2005 from €741.6 million in 2004. Excluding the impact of variations in exchange rates, Telefónica de Argentina’s net sales and rendering of services would have increased 5.0% in 2005 from 2004, principally due to the increase in fixed lines in service and an increase in wholesale services to other operators, as well as an increase in revenues from its broadband business.

  Net sales and rendering of services of Telefónica Empresas América increased 32.2% to €452.2 million in 2005 from €342.2 million in 2004. Excluding the impact of variations in exchange rates, Telefónica Empresas América’s net sales and rendering of services would have increased 9.7% in 2005 from 2004, principally due to the performance of its data services business in Brazil.

     Expenses

     Telefónica Latinoamérica’s expenses increased 18.1% to €4,776.6 million from €4,043.4 million in 2004, principally due to an increase in expenses of Telesp, Telefónica de Argentina and Telefónica Empresas América, offset in part by a decrease in expenses of CTC Chile, Telefónica del Peru and Telefónica International Wholesale Services (TIWS). The increase is also attributable in part to the inclusion of the results of operations of the former Terra Networks group companies in Latin America, which are included under Telefónica Latinoamérica as from July 1, 2005.

  Telesp’s expenses increased 28.0% to €2,730.4 million in 2005 from €2,133.4 million in 2004, principally due to an increase in external services as a result of Telesp’s increased commercial activity, including network maintenance expenses.

  Telefónica del Peru’s expenses decreased 9.4% to €624.1 million in 2005 from €689.1 million in 2004, principally due to a decrease in personnel expenses, and interconnection expenses and a reduction in management fees under the new management contract with the Telefónica Group. These management fees are eliminated in consolidation in connection with the preparation of our consolidated financial statements.

  CTC Chile’s expenses increased 5.9% to €535.1 million in 2005 from €505.3 million in 2004, principally due to an increase in interconnection expenses and external services (mainly advertising and customer service related expenses).

  Telefónica de Argentina’s expenses increased 13.3% to €427.6 million in 2005 from €377.5 million in 2004, principally due to an increase in external services as a result of an increase in network maintenance expenses.

  Telefónica Empresas América’s expenses increased 57.6% to €536.1 million in 2005 from €340.1 million in 2004, principally due to an increase in interconnection expenses and external services.

     Operating Income Before Depreciation and Amortization

     Telefónica Latinoamérica’s operating income before depreciation and amortization increased 14.1% to €3,758.3 million in 2005 from €3,294.8 million in 2004.

     Excluding the impact of variations in exchange rates, Telefónica Latinoamérica’s operating income before depreciation and amortization would have increased 14.1% in 2005 from 2004. Excluding the impact of variations in exchange rates and the results of the former Terra Networks group companies in Latin America, Telefónica Latinoamérica’s operating income before depreciation and amortization would have increased 0.4% in 2005 from 2004.

     Telefónica Latinoamérica’s operating income before depreciation and amortization, as a percentage of Telefónica Latinoamérica’s net sales and services rendered, was 44.0% in 2005 compared to 44.9% in 2004, reflecting the increase in lower margin businesses such as fixed-to-mobile traffic, as well as expenses relating to the rapid expansion of our broadband business.

     Operating Income

     Telefónica Latinoamérica’s operating income increased 14.6% to €1,965.8 million in 2005 from €1,716.1 million in 2004.

   Cesky Group

     We present the Cesky Group, in which we acquired a majority stake in 2005 and which we consolidated as from July 2005, as a separate business line in 2005 in this discussion of our results of operations by business line. We did not consolidate the Cesky Group in our Consolidated Financial Statements in 2004 and therefore do not present comparative information for the year ended December 31, 2004 in the discussion below.

     Net Sales and Rendering of Services

     Cesky Telekom net sales and rendering of services in 2005 were €1,035.2 million, of which €533.3 million was attributable to Cesky Telecom’s fixed line telephony business and €518.3 million was attributable to Cesky Telecom’s mobile telephony business. Net sales and rendering of services of Cesky Telecom’s fixed line telephony business in 2005 reflected the continuing trend of increasing contributions from broadband, data and other value added services, relative to traditional voice services. Net sales and rendering of services of Cesky Telecom’s mobile telephony business in 2005 reflected continued growth of its customer base, offset by decreases in revenue from traffic as a result of an increase in the number of customers purchasing service packages based on minutes.

     Expenses

     Cesky Telecom’s expenses were €599.9 million in 2005, including €285.7 million in supplies, €137.4 million in personnel expenses and €176.8 million in other expenses. Expenses relating to Cesky Telecom’s fixed line business did not increase significantly in 2005, while expenses relating to Cesky Telecom’s mobile telephony business increased during 2005 due to an increase in other expenses, particularly external services and personnel expenses, as well as supplies.

     Operating Income Before Depreciation and Amortization

     Cesky Group’s operating income before depreciation and amortization was €456.7 million.

     Cesky Group’s operating income before depreciation and amortization, as a percentage of Cesky Group’s net sales and rendering of services, was 44.1% in 2005.

     Operating Income

     Cesky Group’s operating income was €164.8 million in 2005.

   Telefónica Contenidos

     Net Sales and Rendering of Services

     Telefónica Contenidos’ net sales and rendering of services increased 4.3% to €1,251.2 million in 2005 from €1,200.2 million in 2004, principally due to an increase in net sales and rendering of services of Endemol and the ATCO group (Argentina), offset in part by a decrease in net sales and rendering of services due to the sale of Lola Films, a Spanish motion picture production company in 2004.

     Expenses

     Telefónica Contenidos’ expenses increased 1.3% to €1,073.9 million in 2005 from €1,059.7 million in 2004, principally due to an increase in supplies, offset in part by slight decreases in personnel expenses and other expenses.

     Operating Income Before Depreciation and Amortization

     Telefónica Contenidos’ operating income before depreciation and amortization increased 45.5% to €269.2 million in 2005 from €185.0 million in 2004, principally due to increases in operating income before depreciation and amortization of Endemol, Telefónica Audiovisuales and Telefónica Servicios de Música.

     Telefónica Contenidos’ operating income before depreciation and amortization, as a percentage of Telefónica Contenidos total net sales and rendering services, was 21.2% in 2005 compared to 15.2% in 2004.

     Operating Income

     Telefónica Contenidos’ operating income increased 53.8% to €240.3 million in 2005 from €156.2 million in 2004.

   Directories Business

     Net Sales and Rendering of Services

     The directories business’ net sales and rendering of services increased 4.5% to €559.6 million in 2005 from €535.6 million in 2004, due to an increase in advertising revenues, an increase in operator-assisted directories’ traffic, particularly in Spain, and net sales and rendering of services of our Italian operator-assisted directories business, which commenced operations in October 2005. Excluding the impact of variations in exchange rates, the directories business’ net sales and rendering of services would have increased 4.4% in 2005 from 2004.

     Expenses

     The directories business’ expenses increased 4.9% to €434.9 million in 2005 from €414.6 million in 2004, principally due to increases in supplies, personnel expenses and other expenses due in part to the commencement of operations of our Italian operator-assisted directories business in October 2005. In 2005, expenses of our directories business in Brazil decreased as a result of cost savings in general, and provisions in particular.

     Operating Income Before Depreciation and Amortization

     The directories business’ operating income before depreciation and amortization increased 7.1% to €219.3 million from €204.8 million in 2004.

     The directories business’ operating income before depreciation and amortization, as a percentage of the directories business’s net sales and rendering of services, was 33.5% in 2005 compared to 33.1% in 2004.

     Operating Income

     The directories business’ operating income increased 8.1% to €195.7 million in 2005 from €181.0 million in 2004.

   Atento

     Net Sales and Rendering of Services

     Atento’s net sales and rendering of services increased 43.5% to €383.9 million in 2005 from €267.6 million in 2004, principally due to increases in net sales and rendering of services of our operations in each of the countries in which we operate, especially in Brazil, Spain, Mexico and Chile. Excluding the impact of variations in exchange rates, Atento’s net sales and rendering of services would have increased 48% in 2005 from 2004.

     Expenses

     Atento’s expenses increased 41.1% to €742.4 million in 2005 from €526.0 million in 2004, principally due to a 44.0% increase in personnel expenses to €579.8 million in 2005 from €402.6 million in 2004. The increase in personnel expenses was mainly due to an increase in the average number of employees in 2005 compared to 2004.

     Operating Income Before Depreciation and Amortization

     Atento’s operating income before depreciation and amortization increased 36.7% to €116.4 million in 2005 from €85.1 million in 2004. Pricing pressure in 2005 in the customer relationship management business through call centers resulted in decreased margins in such market, which Atento has sought to address through its efforts to optimize costs and improve its operating efficiency. In 2005, operating income before depreciation and amortization of our Brazilian operations represented 42.1% of our total operating income before depreciation and amortization, while operating income before depreciation and amortization of our Spanish, Mexican and Chilean operations represented 11.9%, 10.8% and 10.2%, respectively, of our total operating income before depreciation and amortization.

     Atento’s operating income before depreciation and amortization, as a percentage of Atento’s net sales and rendering of services, was 13.6% in 2005 compared to 13.9% in 2004.

     Operating Income

     Atento’s operating income increased 72.2% to €88.5 million in 2005 from €51.4 million in 2004.

Material Differences between U.S. GAAP and IFRS

     As of January 1, 2004, our Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. The tables included in note 23 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on profit for the year and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, we have applied the IFRS endorsed by the EU in preparing our Consolidated Financial Statements. Our consolidated financial statements as of and for the year ended December 31, 2005 would not present any difference had the standards issued by the IASB been applied instead of those endorsed by the EU.

     IFRS 1 provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to us (see “—First-time Adoption of International Financial Reporting Standards”). Had IFRS been applied fully retrospectively, profit for the year and shareholders’ equity under IFRS shown in the table included in note 23 to our Consolidated Financial Statements would have been different and the reconciling items to U.S. GAAP shown would also have been different.

   Reconciliation to U.S. GAAP

     Shareholders’ equity would have been €19,221.96 million at December 31, 2005 under U.S. GAAP compared to €16,158.43 million at December 31, 2005 under IFRS, while shareholders’ equity would have been €15,872.86 million at December 31, 2004 under U.S. GAAP compared to €12,342.47 million at December 31, 2004 under IFRS. The increase in shareholders’ equity under U.S. GAAP at December 31, 2005 and 2004 as compared with shareholders’ equity under IFRS at each of those dates is principally related to additions to shareholders’ equity related to business combinations, goodwill and intangible assets and U.S. GAAP equity investees, which were offset in part principally by deductions related to the effect of presentation of minority interests (within equity under IFRS). See notes 23.7, 23.8 and 23.1, respectively, to our Consolidated Financial Statements.

     Net income would have been €4,144.20 million in 2005 under U.S. GAAP compared to profit for the year of €4,827.06 million in 2005 under IFRS, while net income would have been €2,546.77 million in 2004 under U.S. GAAP compared to profit for the year of €3,485.59 million in 2004 under IFRS. The decrease in net income in 2005 under U.S. GAAP as compared with profit for the year in 2005 under IFRS is principally related to pension plan and post retirement benefits, derivatives and to the effect of presentation of minority interests within the profit for the year under IFRS. See notes 23.11, 23.10 and 23.1, respectively. The decrease in net income in 2004 under U.S. GAAP as compared with profit for the year in 2004 under IFRS is principally related to the effects of business combinations, goodwill and other intangible assets. See note 23.7 to our Consolidated Financial Statements.

     See note 23 to our Consolidated Financial Statements for a description of the principal differences between IFRS and U.S. GAAP as they relate to us and for a quantitative reconciliation of profit for the year and shareholders’ equity from IFRS to U.S. GAAP.

Recent U.S. Accounting Pronouncements

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3

     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement changes the accounting for and reporting of a change in accounting policy by requiring retrospective application of changes in accounting policies to prior periods’ financial statements unless impracticable. SFAS No. 154 will be applicable to accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

SAB No. 107: Shared Based Payment

     On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based

Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, and provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

     On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

     SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

     On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets—An amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

     SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements Nos. 133 and 140

     On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

     This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for the fiscal year. The Company does not anticipate that the adoption of this new Statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140

     In March 2006, the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

New IFRS Pronouncements

     At the date of preparation of our Consolidated Financial Statements, several new Standards ,Amendments and IFRIC Interpretations were issued but not yet effective. The following are the most relevant to our Consolidated Financial Statements:

Amendment to IAS 19—Employee Benefits

     This Amendment to IAS 19—Employee Benefits provides a third optional treatment to account for actuarial gains and losses related to defined benefit plans. Under the currently effective text of IAS 19, an entity can elect to recognize actuarial gains and losses either in the income statement or in shareholders’ equity, considering the percentages defined under the “corridor approach”. According to this Amendment, an entity may also choose to recognize all actuarial gains and losses directly against shareholders’ equity.

     An entity shall apply this Amendment for annual periods beginning on or after January 1, 2006. The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

Amendment to IAS 21—The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation

     According to this Amendment to IAS 21—The Effects of Changes in Foreign Exchange Rates exchange differences arising from intragroup monetary items, which in substance, form part of the net investment in a foreign operation, are classified as equity until the disposal of the foreign operation, irrespective of which is the currency in which the monetary item is denominated.

     An entity shall apply this Amendment for annual periods beginning on or after January 1, 2006. The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

Amendment to IAS 39—Financial Instruments: Recognition and Measurement – Fair Value Option

     This Amendment to IAS 39—Financial Instruments: Recognition and Measurement revises the IAS 39 fair value option for financial assets and liabilities and limits it use to those financial instruments that meet certain criteria. Thus, an entity can use the fair value option when doing so eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. An entity may also use this designation when doing so results in more relevant information because a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The fair value option also applies to embedded derivatives that meet certain characteristics.

     Following the recommendation of early application and transitional provisions, the Group has adopted this Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Fair Value Option before the effective date, which is January 1, 2006.

Amendment to IAS 39—Financial Instruments: Recognition and Measurement - Cash Flow Hedges of Forecast Intragroup Transactions

     This Amendment to IAS 39—Financial Instruments: Recognition and Measurement affects forecast intragroup transactions in a currency other than the functional currency of the reporting entity, when such transactions are highly probable and are subject to foreign exchange rate risk, which is likely to impact on the consolidated income statement. This Amendment allows transactions of the described nature to be designated as hedged items under a cash flow hedge for the purposes of the consolidated financial statements.

     An entity shall apply this Amendment for annual periods beginning on or after January 1, 2006, although earlier application is encouraged. The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

Amendment to IAS 39—Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts

     This Amendment to IAS 39—Financial Instruments: Recognition and Measurement is effective for annual periods beginning on or after January 1, 2006. Under the provisions of this Amendment, financial guarantee contracts issued and commitments to provide a loan at a below-market interest rate are included within the scope of IAS 39. Therefore, such instruments shall be measured at fair value upon initial recognition and remeasured subsequently at the higher of:

i)	the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

ii)	the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenues.

     The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

IFRIC 4—Determining Whether an Arrangement Contains a Lease (January 1, 2006)

     The issues addressed in this Interpretation are: (a) how to determine whether an arrangement is, or contains, a lease as defined in IAS 17 Leases; (b) when the assessment or a reassessment of whether an arrangement is, or contains, a lease should be made; and (c) if an arrangement is, or contains, a lease, how the payments for the lease should be separated from payments for any other elements in the arrangement. According to this Interpretation, determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset), and whether the arrangement conveys a right to use the asset.

     An entity shall apply this Interpretation for annual periods beginning on or after 1 January 2006, although earlier application is encouraged. The Group does not anticipate that the adoption of this new Interpretation at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Other IFRS Pronouncements

     Other Standards, Amendments and IFRIC Interpretations that have been issued but are not yet effective at the date of preparation of our Consolidated Financial Statements are as follows:

Standards and amendments to standards		Effective date
IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006
IFRS 7	Financial Instruments: Disclosures	January 1, 2007
Amendment to IAS 1	Presentation of Financial Statements – Capital Disclosures	January 1, 2007

Interpretations		Effective date
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
IFRIC 6	Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	Years beginning after December 1, 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Information in Hyperinflationary Economies	March 1, 2006
IFRIC 8	Scope of IFRS 2 Share-based Payment	May 1, 2006

     The Group does not anticipate that the first-time adoption of the aforementioned Standards, Amendments and Interpretations will have a significant impact on its Consolidated Financial Statements.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

     The table below sets forth consolidated cash flow information for the periods indicated. Positive figures refer to cash inflows and negative figures or those in parentheses refer to cash outflows.

	Year ended December 31,

	2004	2005

	(in millions of euro)
Net cash provided by operating activities	10,131.13	11,139.14
Net cash used in investing activities	(5,808.16)	(9,592.02)
Net cash used in financing activities	(3,936.61)	(434.67)

Net Cash Provided by Operating Activities

     Net cash provided by operating activities increased 9.9% to €11,139.1 million in 2005 from €10,131.1 million in 2004. This growth in 2005 was mainly due to an increase in cash receipts from customers, offset in part by an increase in cash paid to suppliers and employees and taxes paid.

     Cash receipts from customers increased 22.0% to €44,353.1 million in 2005 from €36,367.1 in 2004. This increase was mainly due to the consolidation of Cesky Telecom and the Argentine and Chilean mobile operators acquired from BellSouth in January 2005.

     Cash paid to suppliers and employees increased 23.7% to €30,531.5 million in 2005 from €24,674.1 in 2004. These higher outflows were mainly due to the increase in advertising expenses and handset purchases for the promotional efforts made by the Telefónica Group and the consolidation of Cesky Telecom and the Argentine and Chilean mobile operators acquired from BellSouth in January 2005. Payments to employees increased as a result of the increase in the Group’s average number of employees.

     Taxes paid increased significantly to €1,233.0 million in 2005 from €326.0 million in 2004. This variation was mainly due to an increase in taxes paid in Brazil as a result of the expiration of certain tax credits.

     As a result, cash inflow from operating activities (which is subtotal of cash receipts from customers minus cash paid to suppliers and employees and minus income taxes paid) increased 10.7% to €12,588.6 million in 2005 from €11,367.0 million in 2004.

     Net interest and other financial expenses paid increased 16.3% to €1,520.0 million in 2005 from €1,307.1 million in 2004, principally due to an increase in the Group’s average net financial debt in 2005 compared to 2004.

Net Cash Used in Investing Activities

     Net cash used in investing activities increased to €9,592.0 million in 2005 from €5,808.2 million in 2004, mainly due to an increase in payments on investments in companies, net of cash and cash equivalents acquired and payments on investments in property, plant and equipment and intangible assets and a decrease in interest received on excess cash not included under cash and cash equivalents.

     Payments on investments in companies, net of cash and cash equivalents acquired increased 56.4% to €6,571.4 million in 2005 from €4,201.6 million in 2004. Our main investments in companies in 2005 were €912.7 million for the acquisition of the mobile operators in Chile and Argentina from BellSouth for €3,662.5 million for the acquisition of Cesky Telecom, €1,265.8 million for the acquisition of 4.97% of the shares of O2 and €424.5 million for the acquisition of a minority stake in China Netcom. Our main investments in companies in 2004 were €208.7 million related to tender offers to increase our interests in the Brasilcel subsidiaries, €3,179.4 million for the acquisition of the BellSouth’s operators in Latin America (other than in Chile and Argentina, which we acquired in 2005) and €483.7 million for the acquisition of additional Portugal Telecom shares.

     Payments on investments in property, plant and equipment and intangible assets increased 26.8% to €4,423.2 million in 2005 from €3,488.2 million in 2004, principally due to an increase at Telefónica de España as a result of the expansion of its broadband business, Telefónica Latinoamérica as a result of the expansion of its broadband and fixed line telephony business, Telefónica Móviles as a result of network upgrades and the roll-out of its GSM network the investment made in Distrito C (the future Telefónica Group headquarters in Madrid).

     Interest received on excess cash not included under cash and cash equivalents decreased 45.1% to €625.2 million in 2005 from €1,139.5 million in 2004, principally due to lower levels of excess cash in 2005 as a result of our increased investing activity in 2005.

Net Cash Used in Financing Activities

     Net cash used in financing activities decreased to €434.7 million in 2005 from €3,936.6 million in 2004. This decrease was due principally to the increase in proceeds, net of repayments, from loans, credits and promissory notes, to €7,209.4 million in 2005 from €2,085.3 in 2004 offset in part by the increase in cancellation of debentures and bonds redeemed, net of proceeds, to €2,821.4 million in 2005 from €1,217.6 in 2004.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

  debt service requirements relating to our existing and future debt;

  capital expenditures for existing and new operations;

  acquisitions of new licenses or other operators or companies engaged in complementary or related businesses;

  costs and expenses relating to the operation of our business; and

  dividend, other shareholder remuneration, and early retirement payments.

     Our principal liquidity requirements relate to our debt service requirements. At December 31, 2005, we had gross financial debt of €34,403.4 million and net financial debt of €30,067 million. For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “Presentation of Financial Information—Non-GAAP Financial Information—Net Financial Debt.” We incurred a further approximately £16,600 million in debt after such date to fund our acquisition of O2.

     We expect to spend approximately 35% of our capital expenditures budget for 2006 on our fixed line telephony business (Telefónica de España and Telefónica Latinoamérica) mainly to improve broadband services and 60% on our mobile businesses (Telefónica Móviles and O2) in order to increase the capacity of our mobile telephony networks, roll-out the UMTS network in Europe and to make technological upgrades in Latin America. Our principal capital expenditures are described in “Item 4—Information on the Company”. Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts. See “Cautionary Statement Regarding Forward-Looking Statements”.

Anticipated Sources of Liquidity

     Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, interest obligations and principal payments. We also rely on external borrowings, including a variety of short- and medium-term financial instruments, principally bonds and debentures, and borrowings from financial institutions. Cash and equivalents are mainly held in euro and euro-denominated instruments. We believe that, in addition to internal generation of funds, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will provide us with substantial flexibility for our future capital requirements as existing debt is retired. As of the date of this Annual Report, our management believes that our working capital is sufficient to meet our present requirements.

     The following table describes our consolidated gross financial debt, as stated in euro using the noon buying rate for euro at December 31, 2005. We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments. In 2005, the average interest rate on our consolidated gross financial debt was 6.4% . The debt profile below shows the notional amount at the date at which we entered into the related derivatives.

Amortization schedule(1)

	Year ended December 31,

	2006	2007	2008	2009	2010	Subsequent	Total

	(in millions of euro)

Non-convertible euro and foreign currency debentures and bonds	1,948.27	1,427.32	751.80	874.04	2,747.46	3,573.56	11,322.45
Promissory notes and commercial paper	2,497.95	—	—	—	—	—	2,497.95
Other marketable debt securities	—	—	—	—	—	2,013.67	2,013.67
Loans and other payables (principal and interest)	4,789.66	1,300.14	1,256.64	3,266.24	1,048.96	6,907.74	18,569.38

TOTAL	9,235.88	2,727.46	2,008.44	4,140.28	3,796.42	12,494.97	34,403.45

(1)	This table includes the fair value of those derivatives classified as financial liabilities (negative mark to market) under IFRS. It does not include the fair value of derivatives classified as financial assets (positive mark to market) under IFRS. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

     At December 31, 2005, we had unused committed credit lines in an amount of €4,728 million, all of which bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate (EURIBOR) and the London Interbank Offered Rate (LIBOR). At the same date, we also had €223 million available under our €3 billion syndicated revolving credit facility, which we entered into on July 6, 2004. Also, on October 31, 2005, in connection with our acquisition of O2 plc, we entered into a syndicated loan with a credit line of up to £18,500 million. As at December 31, 2005, we had not drawn down any amounts under such syndicated loan. At April 12, 2006, this syndicated loan has been completely drawn down. As of that date, the total amount outstanding under this loan was approximately £14,200 million, after two partial cancellations in 2006. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

     Our borrowing requirements are not significantly affected by seasonal trends.

     The table below sets forth the ratings of our short- and long-term debt as of the date of this Annual Report. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

Rating Agency	Issuer	Long- Term Debt	Short- Term Debt	Outlook	Last Update

Standard & Poor’s	Telefónica, S.A	BBB+	A-2	Stable	January 11, 2006
Moody’s	Telefónica, S.A.	Baa1	P-2	Stable	December 22, 2005
Fitch	Telefónica, S.A.	BBB+	F-2	Stable	April 11, 2006

     On March 31, 2005 and April 1, 2005, Standard and Poor’s and Fitch placed our corporate credit ratings on “CreditWatch” and “Rating Watch”, respectively, with negative implications following the announcement by the Czech Republic’s privatization commission that our €2.7 billion bid to acquire a 51.1% state in Cesky Telecom a.s. was the preferred bid in the auction process. Subsequently, on April 21 and April 27, 2005, Fitch and Standard & Poor’s, respectively, confirmed the Company’s ratings, suppressing their ratings watch.

     On October 31, 2005, Moody’s and Fitch Ratings put our credit ratings on watch, with a negative outlook following the Company’s announcement of a tender offer for 100% of O2’s share capital. On the same day, Standard & Poor’s decreased the Company’s long-term credit rating to A- and also put the Company on a ratings watch, with a negative outlook. Each of Moody’s and Fitch Ratings stated that they would not take a ratings action until the completion of the O2 acquisition, limiting the downgrade, in both cases, to one grade, Baa1 and A-, respectively, while Standard & Poor’s stated that if any further downgrades took place they would be limited to BBB+.

     On December 22, 2005, Moody’s downgraded the Company’s long-term credit rating to Baa1, with a stable outlook and confirmed the Company’s short-term credit rating (P-2). On January 11, 2006, Fitch Ratings downgraded the Company’s long-term credit rating to A- with a stable outlook and the Company’s short-term credit rating to F-2. On the same day, Standard & Poor’s downgraded the Company’s long-term credit rating to BBB+, with a stable outlook, while confirming the Company’s short-term credit rating (A-2). On April 11, 2006, Fitch Ratings downgraded the Company’s long-term credit rating to BBB+ with a stable outlook following the announcement of the acquisition of a majority stake in Colombia Telecom.

     Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in the public debt markets. However, a downgrade of any of the ratings of our debt by any of Moody’s, Standard & Poor’s and/or Fitch may increase the cost of our future borrowing or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to the general macroeconomic and political conditions in Latin America given our high degree of exposure in such region, the performance of our businesses in the Spanish market, our financial and shareholder remuneration policy, our acquisition policy, our ability to integrate recent acquisitions and our ability to refinance debt incurred in connection with recent acquisitions.

Intragroup Loans

     We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals). Some of the subsidiaries receiving funds are located in Latin American countries.

C. RESEARCH AND DEVELOPMENT

     We continue to be firmly committed to technological innovation as a key tool to achieving sustainable competitive advantage, preempting market trends and differentiating our products. Through the introduction of new technologies and the development of new products and business processes we seek to become a more effective, efficient and customer-oriented Group.

     In 2005, Telefónica further developed the model in technological innovation management it established in 2004, to align, even more, our technological innovation with the strategy of the Telefónica Group. This model encourages collaboration with other agents, who will become “technological partners”, including clients, public administrations, suppliers, content providers and other enterprises. Our “technological partners” include Microsoft, Ericsson, Google and Huawei.

     Telefónica believes that differentiating its products with respect to its competitors and improving its market positions cannot be based solely on acquired technology. Telefónica believes it is important to foster research and development activities in an effort to achieve this differentiation and to advance other innovation activities. Our research and development (R&D) policy is aimed at:

  developing new products and services in order to gain market share;

  fostering customer loyalty;

  increasing revenues;

  improving management;

  improving business practices; and

  increasing the quality of our infrastructure and services to improve customer service and reducing costs.

     In 2005, the Telefónica Group undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of new markets and technological leadership. Our technological innovation activities have been especially integrated in Telefónica’s strategy to create value through broadband and IP network communications and services.

     In addition, projects to promote the information society were undertaken, new services that will use 3G mobile technologies capacities and new wireless handsets were prepared and work was undertaken with a view to identifying as soon as possible the emerging technologies that might have a relevant impact on our businesses, testing them with trials relating to new services, applications and platform prototypes.

     In 2005, new business and operational support systems were developed and existing systems were improved.

     Most of the Group’s R&D activities are undertaken by Telefónica Investigación y Desarrollo S.A.U. (Telefónica I&D), a wholly owned subsidiary of Telefónica, which works principally for the Group’s lines of business. In performing its functions, Telefónica I&D receives assistance from other companies and universities. Telefónica I&D’s mission focuses on improving the Telefónica Group’s competitiveness through technological innovation and product development. Telefónica I&D conducts experimental and applied research and product development to increase the range of our services and reduce operating costs. It also provides technical assistance to our Latin American operations. Telefónica I&D’s activities include the following:

  the development of new products and fixed telephone services, particularly the development of such value added services as broadband, wireless communications and Internet services for the public, corporate, wireless and multimedia sectors, and the automation of customer services while integrating new features available through our GPRS and UMTS networks;

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

     For example, our IP TV service (commercialized under the brand name, Imagenio) is based on IP TV technology and represents a new way to access TV and multimedia content in a customized and interactive way and is supported by research and development carried out by Telefónica I&D.

     In 2005, Telefónica I&D has continued developing its network of centers. In Spain, Telefónica I&D has created a new center in Andalusia (Granada). This new center complements the activities conducted at the Telefónica I&D centers in Barcelona, Huesca, Madrid and Valladolid.

     In 2005, approximately 49% of Telefónica I&D’s research and development was for the benefit of Telefónica de España, 26% for the benefit of Telefónica Móviles, 9% for Telefónica Latinoamérica, 8% for Telefónica and 8% for our other subsidiaries, such as Atento, Terra and Telefónica Contenidos.

     At December 31, 2005, Telefónica I&D had 1,265 employees, who also collaborate with Telefónica R&D qualified professionals from more than 40 companies and 28 universities. In 2005, approximately 1,800 projects were undertaken and incorporated into our strategy for value creation via broadband communications and services and IP networks.

     Our total research and development expenses were €461 million and €544 million in 2004 and 2005. These expenses represented 1.5% and 1.4% of our consolidated revenues in each of those years, respectively. These figures have been calculated using the guidelines set out in the OECD Manual. These guidelines include expenses for research and development that, because of timing of projects or accounting classifications, we do not include in their entirety in our consolidated balance sheet.

D. TRENDS AND OUTLOOK

     Telefónica is a highly geographically diversified company, offering fixed line telecommunications, broadband and mobility solutions through a variety of platforms with a view to maintaining our leading position in our core markets.

     We have changed our business and geographical mix significantly during the past year and a half with the acquisition of the form BellSouth mobile operators, the acquisition of a majority stake in Cesky Telecom and our acquisition of substantially all of the shares of O2. The acquisitions of Cesky Telecom and O2 allows us to enhance our presence in Europe, consolidating our position in two of the principal European mobile markets: the United Kingdom and Germany. The further development of broadband and internet penetration in these markets is expected to allow us to accelerate and try to sell new IP products and services.

     Our new global scope resulting from the integration of the BellSouth mobile operators, the acquisition of Cesky Telecom and our acquisition of substantially all the shares of the mobile operator O2, challenges us to realize the potential synergistic benefits and economies of scale from the integration of these companies, in order to offer customers a higher quality of service more efficiently.

     In particular, our focus is as follows:

  In our fixed line business in Spain, Telefónica is intensifying its commercial efforts and is specifically focusing on improving its quality of service to increase customer satisfaction. Our business strategy is focused on an integrated offer of telecommunications solutions to satisfy the customer needs of voice, broadband and TV, by providing a unique service package. We are focusing on offering a wide range of products tailored to each customer segment, reinforcing customer loyalty and our quality of service.

  In Latin America, our strategy for our fixed line business is focused on customer segmentation in order to provide and offer more personalized services. We are also focused on increasing the average revenue per customer in the long-term by providing packaged services including voice, broadband and TV along with offering loyalty programs.

  In the mobile business in Spain our primary projects are to strengthen our competitive position and increase our customer loyalty. In an effort to further increase customer loyalty and usage Telefónica Móviles will continue to develop segmented packages and innovative tariff options and deploy new services with a special focus on usage based on UMTS, deploying the UMTS network ahead of our competitors.

  In the mobile business in Latin America, we will seek to maintain the current growth of our customer base in order to retain our leading market position. We are capitalizing on the regional management of operations in the region and the final integration of the former Bellsouth operators. We will also reinforce our position by making investments to improve the quality and coverage of our networks.

  In the rest of Europe, we have two challenges this year: first, the merger of the fixed and mobile business in the Czech Republic, and second, to integrate O2 into the Telefónica Group.

     At the same time, we are in the process of transforming ourselves in order to increase our cash flow generation and improve the returns on capital investment. This transformation is centered around our customers and focused on adopting a more efficient business model that optimizes and redirects capital expenditures towards broadband and new services, while at the same time becoming a much less capital intensive business.

E. OFF-BALANCE SHEET ARRANGEMENTS

     We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2005. These commitments are primarily contingent obligations in the form of guarantees for our subsidiaries and put and call rights with respect to some of our joint ventures. These arrangements allow us to provide the necessary credit support for some our subsidiaries to develop their operations and allow us to enter into joint ventures on market terms. As of the date of this Annual Report, we are not aware of any events that would result in the material reduction to us of any of these off-balance sheet arrangements. For a discussion of our off-balance sheet commitments please refer to note 21(b) to the Consolidated Financial Statements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable are as of December 31, 2005. For additional information, see note 21(e) to the Consolidated Financial Statements included elsewhere herein. Debt related to our acquisition of O2 is not reflected in this table as it was incurred after December 31, 2005.

	Payments Due by Period

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

	(millions of euro)
Long-term debt obligations(1)(2)	34,403.46	9,235.88	4,735.90	7,936.70	12,494.98
Operating lease obligations(3)	2,107.44	365.87	683.90	363.00	694.67
Purchase obligations(4)	1,005.18	908.01	62.18	7.19	27.80
Other long-term obligations(5)	6,353.24	945.81	1,567.45	1,128.34	2,711.64

Total	43,869.32	11,455.57	7,049.43	9,435.23	15,929.09

(1)	Capital (Finance) Lease Obligations are not calculated separately and are instead included as part of our debt obligations.

(2)	This item includes the fair value of those derivatives classified as financial liabilities (negative mark to market) under IFRS. It does not include the fair value of derivatives classified as financial assets (positive mark to market) under IFRS. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

(3)	Our operating lease obligations have in most cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.

(4)	Material purchase obligations include network equipment and audiovisual content obligations and payment obligations under existing licenses.

(5)	Other long-term obligations include long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “—Anticipated Sources of Liquidity” above.

     For details of the composition of, and changes in, our debt, see notes 14, 15 and 16 to our Consolidated Financial Statements.

     We financed our entire acquisition cost of O2 with £17.9 billion (approximately €26.4 billion calculated based on a euro-pound exchange rate of €1.00 = 0.6767 on October 31, 2005) of debt incurred under a credit facility. This debt is not included in the above table. As a result, our leverage has increased, and our credit ratings have decreased following recent downgradings by the credit rating agencies. The credit facility has two tranches: one of which has a one-year maturity, which may be extended to two years and to two and a half years (with respect to 50% of the amount of such tranche); and the other which has a three-year maturity. Accordingly, we will be obligated to repay the entire principal amount of such debt within such period, unless we are able to refinance such debt with longer term debt. Although we have refinanced a portion of our outstanding borrowings under the credit facility through the issuance in January 2006 of approximately £4 billion aggregate principal amount of long-term bonds that mature in 2011, 2016, 2018 and 2026, we continue to have substantial refinancing needs. As of April 6, 2006, £14.175 billion (approximately €20.2 calculated based on a euro-pound exchange rate of €1.00 = 0.70060 on April 5, 2006) was outstanding under these credit facilities. See “Item 3.D.—Risk Factors—We are exposed to increased liquidity and solvency risks following our acquisition of O2, thereby increasing our vulnerability to capital markets and business downturns, and reducing our strategic flexibility.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     During 2005, the Board of Directors met 12 times. At April 12, 2006, the Board of Directors had met three times during 2006. At April 12, 2006, the directors of Telefónica, S.A., their respective positions on the Board of Directors and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends

César Alierta Izuel(1)	60	1997	2007
Isidro Fainé Casas(1)(2)	63	1994	2006
Gregorio Villalabeitia Galarraga(1)(3)(4)(6)(8)	55	2002	2007
José Fernando de Almansa Moreno-Barreda(6)(8)	57	2003	2008
David Arculus	59	2006	(11)
Maximino Carpio García(1)(4)(5)	60	1997	2007
Carlos Colomer Casellas(1)(7)	62	2001	2006
Peter Erskine(1)	54	2006	(11)
Alfonso Ferrari Herrero(5)(6)(9)	64	2001	2006
Gonzalo Hinojosa Fernández de Angulo(4)(5)(6)(7)	60	2002	2007
Pablo Isla Álvarez de Tejera(5)(9)	42	2002	2007
Luis Lada Díaz(7)	56	2000	2006
Julio Linares López(1)(8)	60	2005	(11)
Antonio Massanell Lavilla(2)(4)(7)(9)	51	1995	2006
Vitalino Manuel Nafria Aznar(3)	55	2005	(11)
Enrique Used Aznar(6)(8)(9)	64	2002	2007
Mario Eduardo Vázquez	70	2000	2006
Antonio Viana-Baptista(1)	48	2000	2010
	—	—	—
Ramiro Sánchez de Lerín García-Ovies(10)	51	2003	—

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona.
(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A.
(4)	Member of the Audit and Control Committee of the Board of Directors.
(5)	Member of the Nominating, Compensation and Corporate Governance Committee of the Board of Directors.
(6)	Member of the International Affairs Committee.
(7)	Member of the Service Quality and Customer Service Committee.
(8)	Member of the Regulation Committee.
(9)	Member of the Human Resources and Corporate Reputation Committee.
(10)	Mr. Sánchez de Lerín was appointed General Secretary and Secretary of the Board of Directors on September 28, 2005 and is not a director.
(11)	Appointment must be ratified by the next general shareholders’ meeting.

     A significant majority, 12, of our current directors are non-executive directors. In accordance with the regulations of our Board of Directors, a minority of these current directors, four, are appointed by our significant shareholders.

   Executive Committee

     Our Board of Directors has expressly delegated all of its authority and power to the Executive Committee except as prohibited by Spanish corporate law or under our Articles of Association. This committee is made up of fewer Directors and meets more frequently than our Board of Directors. The members of the Executive Committee are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. Maximino Carpio García, Mr. Carlos Colomer Casellas, Mr. Antonio Viana-Baptista, Mr. Gregorio Villalabeitia Galarraga, Mr. Peter Erskine, Mr. Julio Linares López and Mr. Ramiro Sánchez de Lerín García-Ovies, who is the secretary of the Executive Committee.

   Audit and Control Committee

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

  to supervise the internal audit services;

  to examine the financial information process and the internal control systems; and

  to maintain the necessary relations with the auditors to receive information on all matters that may put their independence at risk, and any other matters related to the process of auditing our accounts, as well as to receive information and maintain the communication with the auditors as required by law relating to the audit process and with respect to the technical regulations on auditing.

     The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2005, the Audit and Control Committee met 12 times and, as of the date of this Annual Report, had met four times in 2006. The members of the Audit and Control Committee are Mr. Antonio Massanell Lavilla (chairman), Mr. Maximino Carpio García, Mr. Gregorio Villalabeitia Galarraga and Mr. Gonzalo Hinojosa Fernández de Angulo.

   Nominating, Compensation and Corporate Governance Committee

     The Nominating, Compensation and Corporate Governance Committee is responsible for reporting to the Board of Directors with regard to the proposals for the appointment of directors, members of the Executive Committee and the other committees of our Board of Directors and top members of our management and management of our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for the compensation packages for our Chairman, determining Directors’ compensation and reviewing the adequacy of the compensation packages and informing the Board of Directors and top members of management’s compensation. The Nominating, Compensation and Corporate Governance Committee is responsible for preparing our Corporate Governance Annual Report. The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Maximino Carpio García, Mr. Pablo Isla Álvarez de Tejera and Mr. Gonzalo Hinojosa Fernández de Angulo. During 2005, the Nominating, Compensation and Corporate Governance Committee met 10 times, and as of the date of this Annual Report, had met three times in 2006.

   Human Resources and Corporate Reputation Committee

     The Human Resources and Corporate Reputation Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation and the promotion of our values within the Group. The Human Resources and Corporate Regulation Committee met five times during 2005, and as of the date of this Annual Report had met once in 2006. The members of the Human Resources and Corporate Reputation Committee are Mr. Pablo Isla Álvarez de Tejera (Chairman), Mr. Alfonso Ferrari Herrero, Mr. Antonio Massanell Lavilla and Mr. Enrique Used Aznar.

   Regulation Committee

     The Regulation Committee’s main objective is to monitor the main regulatory matters which affect the Telefónica Group. Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Mr. Enrique Used Aznar (chairman) , Mr. Gregorio Villalabeitia Galarraga , Mr.

Fernando de Almansa Moreno de Barreda and Mr. Julio Linares López During 2005, the Regulation Committee met nine times, and as of the date of this Annual Report, had met three times in 2006.

   Service Quality and Customer Service Committee

     The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services provided by the Telefónica Group. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors. The members of the Service Quality and Customer Service Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Carlos Colomer Casellas, Mr. Antonio Massanell Lavilla and Mr. Luis Lada Díaz. During 2005 the Service Quality and Customer Service Committee met four times, and as of the date of this Annual Report, had met once in 2006.

   International Affairs Committee

     The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors. The International Affairs Committee pays close attention to events taking place in countries where the Telefónica Group has operations and which may affect our competitive position, corporate image and financial results. The International Affairs Committee also oversees our non-profit foundations in such countries. The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. Alfonso Ferrari Herrero, Mr. Enrique Used Aznar, Mr. Gregorio Villalabeitia Galarraga and Mr. Gonzalo Hinojosa Fernández de Ángulo. During 2005, the International Affairs Committee met six times, and as of the date of this Annual Report had met once in 2006.

Biographies of Directors

     Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta is also currently a member of the O2 Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo in Madrid, where he worked until 1985. From June 1996 until his appointment as our Chairman, he was the Chairman of Tabacalera, S.A., which after the merger with the French tobacco company, Seita, became Altadis. Previously, he was the Chairman and founder of Beta Capital, which he combined with his post as Chairman of the Spanish Financial Analysts’ Association as from 1991. He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange. In January 1997, Mr. Alierta was appointed to our Board of Directors, and has also been appointed as director of Telefónica Internacional (TISA), Plus Ultra and Iberia Lineas Aereas de España, S.A. During his years as Chairman of Tabacalera, Mr. Alierta was also the Chairman of the Board of Directors of Logista, a subsidiary of the Altadis group. Mr. Alierta is currently a member of the Altadis Board of Directors and Standing Committee. On July 26, 2000, Mr. Alierta was appointed as our Chairman and Chief Executive Officer. Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York).

     Mr. Isidro Fainé Casas serves as our Vice-Chairman of the Board of Directors. Mr. Fainé is currently the General Manager of La Caja de Ahorros y Pensiones de Barcelona (“la Caixa”). Mr. Fainé has developed his professional career working for several companies in different sectors of the economy, as well as financial institutions, for over 20 years. Mr. Fainé holds a doctorate degree in Economics, a Diploma in Alta Dirección (Senior Management) from IESE Business School and an ISMP in Business Administration from Harvard University. He is a financial analyst and an academic at the Real Academia de Ciencias Económicas y Financieras.

     Mr. Gregorio Villalabeitia Galarraga serves as a director. Mr. Villalabeitia is currently a member of the Board of Directors of Iberia Líneas Aéreas de España, S.A. and Tefónica Internacional, S.A. He has been General Manager of Caja de Ahorros Vizcaína and Chief Executive of Banco Cooperativo Español. He was appointed Chief Operating Officer of Banco de Crédito Local and was Chief Executive Officer of Caja Postal in January 1995. Following the merger of the various entities of Argentaria, he was named Wholesale Banking General Manager in 1998. In October 1999, following the merger of Argentaria and Banco Bilbao Vizcaya (BBV), he was named General Manager of Global Investment Banking of Banco Bilbao Vizcaya Argentaria, S.A., and after the restructuring in December 2001 he was appointed General Manager of the Real Estate and Industrial Group of the bank. Mr. Villalabeitia has a degree in law and economics from the University of Deusto (Bilbao, Spain).

     Mr. José Fernando de Almansa Moreno-Barreda serves as a director. He is also a member of the board of directors of Telefónica Móviles, S.A., Telefónica de Argentina S.A., Telefónica del Peru S.A., Telefónica Internacional, S.A., Telecomunicaçoes de São Paulo S.A. and BBVA Bancomer Mexico. He holds a law degree from the University of Deusto (Bilbao, Spain). He was a member of the Spanish Diplomatic Corps and served from 1976 to 1992, as Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry, Counselor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Advisor to His Majesty the King. He has a degree in law from the University of Deusto (Bilbao, Spain).

     Sir David Arculus serves as a director. In 2003, he was awarded an Hon. Doctorate (D. UNIV) by the University of Central England. In 1996, he received his masters in Engineering and Science and Economics from Oriel College, Oxford while in 1972 he received his masters in business administration from the London Business School. From 1998 to 2001, he was Chairman of Severn Trent Plc and IPC Group Limited. From 2002 to 2004, he was Earls Court and Olympia Ltd Chairman. From 2004 to January 2006, he served as Chairman of O2 plc. He is currently a director of Telefónica, S.A. and O2. He is also a Non Executive Director of Barclays Plc. Sir David Arculus is Deputy President of CBI and a member of the Oxford University Press Finance Committee.

     Mr. Maximino Carpio García serves as a director. Since 1984, he has been Professor of Applied Economics of the Universidad Autónoma de Madrid. From 1983 to 1984, he was Chief of the Studies Services of the Confederación Española de Organizaciones Empresariales. From 1984 to 1992, he worked as head of the Department of Economics and Public Finance of the Universidad Autónoma de Madrid. From 1992 to 1995, he was dean of the Economics and Business Faculty of the Universidad Autónoma de Madrid. From 1995 to 1998, he served as head of the department of Public Economy of the Universidad Autónoma de Madrid. He also serves as a member of the Economic and Social Council, a Spanish government advisory entity, and the Advisory Committee of Abengoa. Mr. Carpio is a member of the Board of Directors of Telefónica Móviles. Mr. Carpio also received his doctorate degree from the Universidad Autónoma de Madrid.

     Mr. Carlos Colomer Casellas serves as a director. Mr. Colomer is Chairman of the Colomer Group and a director of Altadis, S.A. Mr. Colomer began his career in 1970 as Marketing Vice-Chairman of Henry Colomer, S.A. In 1980, he was appointed as Chairman and General Manager of Henry Colomer, S.A and Haugron Cientifical, S.A. In 1986, he was also appointed President of Revlon for Europe. In 1989, he became the President of Revlon International and in 1990, he was appointed Executive Vice-President and Chief Operating Officer of Revlon Inc. In 2000, he was appointed Chairman and Chief Executive Officer of the Colomer Group. Currently, Mr. Colomer is also the Chief Operating Officer of INDO, an import-export company, Director of Cataluña for Banco Santander Central Hispano, Director of Hospital General de Cataluña and member of the Advisory Committee of CVC Capital Partners. Mr. Colomer has an economics degree from the University of Barcelona and a degree in business administration from IESE Business School.

     Mr. Peter Erskine serves as a director. In 1973, he received a degree in psychology from Liverpool University. From 1993 to 1998, he held a number of senior positions, including Director of BT Mobile and President and Chief Executive Officer of Concert. In 1998 he became Managing Director of BT Cellnet. Subsequently in 2001 he became Chief Executive Officer and a member of the Board of Directors of O2. He currently continues to serve as Chairman of the Board of Director’s of O2 along with serving as a director of Telefonica, S.A. Mr. Erskine is also a member of the Advisory Board of the University of Reading Business School.

     Mr. Alfonso Ferrari Herrero serves as a director. He also serves as a director of CTC Chile S.A., Telefónica Internacional, S.A. and Telefónica del Peru. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A. and prior to that he served on several Boards of Directors representing Banco Urquijo where he was a partner from

1985. He has a doctorate in Industrial Engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid and holds a master’s degree in business administration from Harvard University.

     Mr. Gonzalo Hinojosa Fernández de Angulo serves as a director. Mr. Hinojosa served as Chairman and Chief Executive Officer of Cortefiel, S.A. He began his professional career with Cortefiel in 1976, and has served in various management positions since then. From 1991 through 2002, he served as a director of Banco Central Hispano Americano and a director of Portland Valderribas. He currently serves as a director of Altadis and Telefónica Internacional, S.A. Mr. Hinojosa has a doctorate in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid.

     Mr. Pablo Isla Álvarez de Tejera serves as a director. Mr. Isla is currently the Managing Director of Inditex, S.A. Mr. Isla began his career in 1988 as Attorney General with the Spanish Ministry of Transports, Tourism and Communications and in 1991 served as the official delegate in Spain for the United Nations Commission in the Spanish General Direction of Legal Services. From 1992 through 1996, Mr. Isla served as General Manager of the Legal Services Department of Banco Popular. In 1996, he was appointed General Manager of the National Heritage department of the Treasury Ministry. He served as General Secretary of Banco Popular Español from 1998 through 2000. In July 2000, Mr. Isla was appointed Chairman of the Board of Grupo Altadis and Co-Chairman of the company. Mr. Isla has a law degree from the Universidad Complutense of Madrid.

     Mr. Luis Lada Díaz serves as a director. He is currently the Chief Executive Officer of Telefónica de España and Vice-Chairman of the Cesky Telecom a.s. Supervisory Board. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer, as General Manager for Planning and Control. Mr. Lada returned to the Telefónica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as Chief Executive Officer of Telefónica Móviles de España, S.A., and was promoted to Chairman and President of Telefónica Móviles, S.A. in August 2000. He served as President until July 2002, and between July 2002 and December 2005 served as our General Manager for Development, Planning and Regulatory Affairs. He also serves on the boards of directors of Telefónica Móviles, S.A., Telefónica Internacional, S.A. He holds a degree in telecommunications engineering and joined the Telefónica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions. Mr. Lada is currently a member of A.P.D. Supervisory Board and a member of the Advisory Board of the UOC University.

     Mr. Julio Linares López serves as a director. He is also our General Manager for Coordination, Business Development and Synergies. He joined Telefónica in May 1970 in the research and development center, where he held several positions until he was appointed Head of Telefónica’s Technology and Technical Regulations Department. In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo (Telefónica I&D). In December 1994, he became Deputy General Manager of Marketing and Development of Telefónica Services in the commercial area and subsequently Assistant Managing Director of Business Marketing. In July 1997, he was appointed Chief Operating Officer of Telefónica Multimedia and Chairman of Telefónica Cable and Producciones Multitemáticas. From May 1998 to January 2000, he served as General Manager of Strategy and Technology at the Telefónica, S.A.’s Corporate Centre, and as a director of Telefónica Sistemas, Telefónica Investigación y Desarrollo and Vía Digital. In January 2000, he was appointed Chairman of Telefónica de España, a position which he held until December 2005 when he was appointed General Manager for Coordination, Business Development and Synergies. Mr. Linares is currently Chairman of Teleinformatica y Comunicaciones, S.A. (TELYCO), Chairman of the Cesky Telecom, a.s. Supervisory Board, director of Telefónica de España, O2 plc. and Sogecable, S.A. Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid.

     Mr. Antonio Massanell Lavilla serves as a director. Mr. Massanell is Senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona and a member of the Boards of Directors of Port Aventura, S.A. and Baqueira Beret, S.A. He is also President of Servihabitat, e-laCaixa, S.A. and Internet Global Congress (IGC). As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica Group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecommunications network. Mr. Massanel is currently a director of Telefónica Móviles, S.A. Mr. Massanell received his degree in economics from the University of Barcelona.

     Mr. Vitalino Manuel Nafría Aznar serves as a director. In 1983, Mr. Nafría Aznar was a Director of the Banco de Financiación Industrial (Induban) in Bilbao. In 1988 he worked as the regional Director of Aragón, Navarra y Rioja for Banco Bilbao Vizcaya. In 1990, he was appointed Business management Director of Banco Bilbao Vizcaya (BBV). In 1994, he held a senior position at the Territorial Direction in País Vasco. In April 1998, he was appointed as Chief Executive Officer of BBV in Mexico. In July 2000, he was appointed Director of BBVA Bancomer. In December 2001, he was appointed a Directive Committee member of BBVA at the Global Level and since January 2005 he has been the Retail Banks Director in Spain and Portugal for Banco Bilbao Vizcaya Argentaria.

     Mr. Enrique Used Aznar serves as a director. Mr. Used is the Chairman of AMPER, S.A. and AmperProgramas and the Deputy Chairman of Medidata (Brazil). Previously, he held the position of Chairman of Telefónica Latinoamérica, S.A., Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A. He has also served as Deputy Chairman and Chief Executive Officer of Telefónica Publicidad e Información and Compañía Telecomunicaciones de Chile. He has also served as a member of the Board of Directors of Telefónica de Argentina, Telecomunicaciones de Sao Paulo, Telefónica del Perú, Telefónica Internacional, S.A., ATT Network System International and Ericsson (Spain). Mr. Used holds a degree in telecommunications engineering from the Polytechnic University of Madrid.

     Mr. Mario Eduardo Vázquez serves as a director. Mr. Vázquez is the President of Telefónica de Argentina, Telefónica Móviles Argentina, S.A., Telinver S.A. and Telefónica Data Argentina S.A. and a director of Telefónica Comunicaciones Personales, S.A., Telefónica Internacional, S.A., Telefónica Holding Argentina S.A., Compañía Internacional de Telecommunicaciones S.A., Terra Networks Argentina S.A. and Radio Services, S.A. He also serves as Chairman of the Board of Directors of Rio Compañía de Seguros, S.A. In addition, he is a director of Banco Río de la Plata, S.A., Ríobank International, Corporación Metropolitana de Finanzas, S.A., Heller Financial Argentina, S.A., Heller-Sud Servicios Financieros, S.A., Motorcare Argentina, S.A., Acsa Loss Control, S.A., Central Puerto, S.A. and Indra SI S.A. Mr. Vázquez holds a degree in economics.

     Mr. Antonio Viana-Baptista serves as a director. Mr. Viana-Baptista has served as Chairman and Chief Executive Officer of Telefónica Móviles S.A. since August 2002. He also serves on the Board of Directors of Telefónica Internacional, S.A., Telefónica Móviles España, S.A., Telefónica de España, S.A., O2 plc, Brasilcel, N.V., Portugal Telecom SGPS, S.A. and member of the Supervisory Board of Cesky Telecom, a.s. He was a principal partner of McKinsey & Co. at the McKinsey offices in Madrid and Lisbon from 1985 to 1991 and served as Executive Advisor of the Banco Português de Investimento (BPI) from 1991 to 1996. From 1996 through July 2002, Mr. Viana-Baptista was President of Telefónica Internacional and Executive President of Telefónica Latinoamérica. Mr. Viana-Baptista holds a bachelor’s degree from the Catholic University of Lisbon, a graduate degree in European Economics from the Portuguese Catholic University and a master’s degree in business administration from INSEAD.

     Mr. Ramiro Sánchez de Lerín García-Ovies serves as our General Secretary and Secretary to our Board of Directors. He began his career in Arthur Andersen, first working for its audit department and later for its tax department. In 1982, he became an “Abogado del Estado” and started working for the Treasury Internal Revenue in Madrid (Delegación de Hacienda de Madrid). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry. He has been General Secretary and Secretary of the Board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. He has also been teaching in ICADE, Instituto de Empresa and Escuela de Hacienda Pública.

Executive Officers/Management Team

     At April 12, 2006, our executive management team was composed of our chief executive officer and eight general managers.

Name	Position	Appointed	Age

César Alierta Izuel	Chairman of the Board of Directors	2000	60
	and Chief Executive Officer
Julio Linares López	General Manager of Coordination,	2000	60
	Business Development and

Name	Position	Appointed	Age

	Synergies
Ramiro Sánchez de Lerín	General Secretary and Secretary to the	2003	51
	Board
Santiago Fernández Valbuena	General Manager of Finances and	2002	46
	Corporate Development
Juan Carlos Ros	General Manager of Legal Services	2005	44
Luis Abril Pérez	General Manager of Corporate	2002	57
	Communications
Calixto Ríos Pérez	General Manager of Internal Audit	2000	60
Javier Nadal Ariño	General Manager of Institutional	2005	55
	Relations and Chief Executive
	Officer of the Telefónica
	Foundation
Guillermo Fernández Vidal	Corporate General Manager	1998	60

The chief executive officers of our principal business units are as follows:

Name	Position	Appointed	Age

Luis Lada Díaz	Telefónica de España, S.A.	2000	56
José María Alvárez-Pallete López	Telefónica Internacional, S.A. (Latin	2002	42
	America)
Antonio Viana-Baptista	Telefónica Móviles, S.A.	2002	48
Peter Erskine	O2 plc	2005	54

Biographies of the Executive Officers and Senior Management

     Mr. Santiago Fernandez Valbuena has served as General Manager of Finance and Corporate Development since December 2003. He has served as our Chief Financial Officer since July 2002. He joined Telefónica in 1997 as Chief Executive Officer of Fonditel, Telefónica’s Pension Assets Manager. Previously, he was Managing Director of Societé Génerale Equities and Head of Equities & Research at Beta Capital in Madrid. He holds an M.S. and a PhD degree in Economics and Finance from Northeastern University. Mr. Fernandez Valbuena served as President of the Research Commission at the Spanish Institute of Financial Analysts. He has held senior teaching positions at Manchester Business School and Instituto de Empresa’s MBA programs.

     Mr. Juan Carlos Ros serves as our General Manager of Legal Services. In May 1998, Mr. Ros was appointed Secretary General of Telefónica Internacional, S.A. He is also a director of Telefónica de Argentina, S.A., Telecomunicaciones de Sao Paulo—TELESP, S.A., Telefónica Larga Distancia de Puerto Rico Inc. (Puerto Rico), Compañía de Telecomunicaciones de Chile, S.A, and Telefonía del Perú ( Perú). He holds a law degree from the Central University of Barcelona.

     Mr. Luis Abril Pérez serves as our General Manager of Corporate Communications. Mr. Abril started his professional career as a Microeconomics Professor in the Universidad Comercial de Deusto, where he went on to head the Finance Department. In 1978, he moved to Banco de Vizcaya as Treasury Director and then worked as head of the President’s Technical Department under Pedro Toledo. During his work with the BBV Group (1988-1991), he acted as General Director for the Asset Management division. During 1994 to 1999, Mr. Abril acted as General Director for Banesto, and he later acted as General Director for Communications for BSCH (1999-2001). Mr. Abril holds a degree in Economics and a degree in Law from the Universidad Comercial de Deusto (1971) and graduate degree in Business Administration from the North European Management Institute, Oslo, Norway (1973).

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

     Mr. Javier Nadal Ariño serves as our General Manager of Institutional Relations and as the Chief Executive Officer of the Telefónica Foundation since December 2004. He joined the Telefónica Group in 1985. From 2003 to 2004, Mr. Nadal served as the Chairman of Telefónica de Peru and from 1995 to 1997, as the Chairman of Telefónica de Argentina. He served for 10 years as General Manager of Communications in the Spanish government while also serving as Telefónica de España’s representative to the Spanish government. From 1989 to 1994, he was the President of Retevisión. He holds an engineering degree from the Universidad Politécnica de Madrid.

     Mr. Guillermo Fernández Vidal serves as our Corporate General Manager and Assistant to our Chief Executive Officer. He began his career in 1970 as a systems technician at NCR’s Computer Testing Center. From 1972 to 1987, he worked for ENTEL, S.A. where he rose to General Manager. In 1987, he joined Telefónica as a Deputy General Manager for large customers. Subsequently, he was appointed Assistant Head of Business Communications, Head of Business Communications and General Manager of Businesses and General Public and Chief Operating Officer of Telefónica Data, S.A. Mr. Fernández Vidal holds an engineering and computer science degree.

Biographies of the Chief Executive Officers of our Principal Business Units

     Mr. José María Álvarez-Pallete López serves as Chief Executive Officer of Telefónica Latinoamérica. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Controller for the company in Spain, and in 1998 to General Manager of Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

B. COMPENSATION

     The total amount of payments made to our directors during 2005 was €12,445,138.2 (€4,578,161.61 as a fixed allowance, including compensation made to our directors for serving as directors of our subsidiaries; €228,394.18 for expenses of attending our Board’s sub-committees’ meetings; €7,422,040.98 for salaries and variable compensation to our directors with executive functions; €169,541.43 for in-kind compensation to our executive directors, including life insurance premiums; and €47,000.00 for our contributions to directors’ pension schemes).

     The following table shows the individual breakdown of the fixed payments paid to directors (in their capacity as directors) in 2005:

Position	2005

	(in euro)
Chairman	240,000
Deputy Chairmen	200,000
Directors(1):
Executive directors	120,000	(2)
Nominee directors	120,000
Independent directors	120,000	(3)

(1)	One of the members of our Board of Directors, who is not resident in Spain, receives an additional annual assignment of €60,101.16, due to the special interest we have in him being part of our Board of Directors due to his experience and dedication in relation to Latin America.

(2)	Mr. Antonio Alonso Ureba resigned from his senior management position on September 30, 2005, through which date he had received a fixed payment of €90,000 in 2005.

(3)	Includes Mr. Horta, who resigned as a director on March 29, 2006.

     The following table shows the individual breakdown of the fixed payments made to our directors (in their capacity as members of our Executive Committee) during 2005:

Position	2005

	(in euro)
Chairman	80,000
Deputy Chairman	80,000
Directors	80,000	(1)

(1)	Mr. Antonio Alonso Ureba resigned from his senior management position on September 30, 2005, through which date he received a fixed payment of €60,000 during 2005.

      In 2005, each chairman of our Board’s committees received a fixed payment of €20,000.00 and each other member of our Board’s committees received a fixed payment of €10,000.00. In addition, each member of our Audit and Control Committee, Nominating, Compensation and Corporate Governance Committee, Human Resources and Corporate Reputation Committee, Regulation Committee, Service Quality and Customer Service Committee and International Affairs Committee received an attendance fee of €1,250.00 per meeting. In addition, the six directors who are members of the Catalonia, Audalusia and Valencia advisory committees received a total of €84,999.77 in 2005.

     The compensation of our directors consists of a monthly fixed allowance and of certain per diems for attending Board of Directors’ sub-committees’ meetings. Our meeting of shareholders held on April 11, 2003 set the annual maximum gross compensation for any director at €6 million for fixed allowances and for expenses of attending our Board’s sub-committee meetings. In addition, directors with executive functions receive additional payments for carrying out their executive functions. Directors do not receive any compensation for expenses for attending our Board of Directors’ or Executive Committee meetings.

     The following table shows the total amount of compensation paid during 2005 to our executive officers, Mr. César Alierta, Mr. Antonio J. Alonso Ureba (who resigned from his senior management position on September 30, 2005), Mr. Luis Lada, Mr. Julio Linares López (nominated as Telefónica, S.A.’s director on December 21, 2005) Mr. Mario Eduardo Vázquez and Mr. Antonio Viana-Baptista, each of whom are also members of our Board of Directors.

Items	2005(1)

(in euro)
Salaries	3,572,766.84
Variable Compensation	3,849,274.14
Compensation in kind	169,541.43
Contribution to pension plans	47,000.00

Total	7,638,582.41

(1)	Compensation paid to Mr. Julio Linares López has been included only since the month in which he was nominated as a director.

     Additionally, the following table shows the compensation paid to our executive officers (excluding those who are also members of our Board of Directors) in 2005:

Items	2005(1)

(in euro)
Salaries	4,316,562.75
Variable Compensation	3,114,536.84
Fees and allowances	82,749.40
Compensation in kind	97,550.45

Total	7,611,399.44

(1)	Compensation paid to Mr. Julio Linares López has been included only from January 2005 to November 2005.

     Employment contracts for executive officers belonging to the Executive Committee have an indemnity clause, which provides for an indemnity in the event we decide to terminate the employment agreement. The indemnification to be paid in such event is equal to three years of salary plus an additional one-year’s salary, depending on the length of service provided to us. The concept of annual salary includes the last fixed remuneration plus the arithmetic average of the sum of the last two variable annual salaries received in accordance with the employment contract.

     We provide pension, retirement or similar benefits to our directors with executive functions and to our executive officers. During 2005, we set aside or accrued approximately €47,000 for our directors with executive functions and €103,844.99 for our executive officers. Non-executive directors do not receive any compensation in the form of pension plans or life insurance policies and do not participate in any stock option plan linked to our market share price.

     We did not provide any advances or loans to our directors or members of our management team and do not provide our directors or senior management team with any benefits upon termination of their terms of employment.

Incentive Plans

     Our TIES Program, which was tied to the market value of our shares, expired on February 15, 2005. At the commencement of the TIES plan, eligible employees were able to subscribe for shares at the discounted price of €5 per share. The number of shares an eligible employee was able to subscribe for in the initial allocation was based on such employee’s wage level. As part of the initial allocation, we offered 1,197,880 shares, of which 1,123,072 were subscribed. These shares became freely transferable when the TIES plan expired on February 15, 2005. In June 2005, we canceled 34,760,964 of our ordinary shares held as treasury stock which related to the expired TIES Program.

     Our subsidiary, Telefónica Móviles, S.A. has also established its own compensation plan tied to the market price of its shares.

     As a result of the merger of Telefónica, S.A. and Terra Networks, S.A., Telefónica, S.A. assumed responsibility for Terra Networks S.A.’s outstanding share option plans. Consequently, the options to acquire Terra Networks, S.A. shares were automatically converted into options to acquire Telefónica, S.A. shares in accordance with the exchange ratio for the merger. The plan provides, through the exercise of the share options by their holders, for the ownership of a portion of the capital of Telefónica, S.A. by the employees and executives who previously belonged the Terra Networks Group companies. At December 31, 2005, a total of 117,900 call options on Telefónica, S.A. shares had been assigned to such persons. Following the consummation of the merger, the weighted average strike price for such options was €28.28 per share.

   EN-SOP

     In order to satisfy certain obligations in connection with our acquisition in 2000 of Endemol Entertainment Holdings, N.V., in April 2001 our Board of Directors approved the establishment of a new stock option plan, which we refer to as the “EN-SOP program”, that is open to all permanent employees of Endemol Entertainment N.V. and its affiliated companies at January 1, 2001 who do not participate in a similar compensation plan. As part of the EN-SOP program, we delivered to each eligible employee who was employed at Endemol Entertainment N.V. on January 1 of 2001, 2002, 2003 and 2004 a variable number of options to purchase shares of Telefónica, S.A. based on such employee’s level and salary.

     The options expire four years from their respective date of grant and may be exercised in equal amounts beginning in the third and fourth years from such date of grant. We issued options to acquire an aggregate of 8,228,360 shares pursuant to the plan. The total number of options granted each year pursuant to the plan was determined by dividing €27.5 million by the exercise price, which price was equal to the weighted average of the price per ordinary share of Telefónica, S.A. on the automated quotation system of the Spanish stock exchanges during the five trading days prior to the meeting of the Board of Directors which convened the relevant annual shareholders’ meeting. The options issued pursuant to this plan have exercise prices ranging from €19.28 to €9.03 per share.

     The EN-SOP program is subject to anti-dilution and other provisions customary for stock option plans of this type and to the condition that the participant not terminate his or her employment voluntarily and unilaterally prior to the exercise date.

C.	BOARD PRACTICES

Please see “—Directors and Senior Management” above.

D.	EMPLOYEES

Employees and Labor Relations

     The table below sets forth the number of employees at the dates indicated for the parent company of the Telefónica Group, each of the consolidated companies of the groups which comprise our different lines of business and other consolidated subsidiaries. Temporary employees represented 14.0% of our total employees at December 31, 2005, compared to 13.0% at December 31, 2004, due to an increase in the number of temporary employees of Atento. On average during 2005 we had approximately 29,122 temporary employees compared to 20,755 in 2004.

	Year Ended December 31,

Line of Business	2003	2004	2005

Telefónica, S.A	767	622	650
Telefónica de España (1)	38,464	36,425	35,053
Telefónica Móviles	13,093	19,797	22,739
Telefónica Latinoamérica (1)	25,762	25,905	28,856
Telefónica Contenidos	4,638	5,860	5,734
Terra Networks (1)	2,229	1,584	—
Atento	54,394	74,829	95,907
Telefónica Publicidad e Información	2,787	2,876	2,942
Cesky Group	—	—	10,051
Other (1)	6,154	5,656	5,709

Total Employees	148,288	173,554	207,641

(1)	On July 16, 2005 Terra Networks was merged by absorption into Telefónica. As a result the Terra Networks employees in Latin America were counted towards the number of total employees of Telefónica Latinoamérica, employees of Terra España, Azeler Automoción and Maptel Networks were counted towards the number of total employees of Telefónica de España and employees of Educaterra, Terra Asociadas and Terra Business Travel were counted towards the number of total employees in the Other category.

     Management believes that labor relations are generally good. On July 23, 2003, Telefónica de España entered into a collective bargaining agreement that provided for increases in wage levels in accordance with anticipated increases in the Indices de Precios de Consumo (IPC), the Spanish consumer price index, and an additional productivity bonus per employee. In accordance with this agreement in 2005 wage levels increased 3.7% and employees received an additional productivity bonus of approximately €387.80 per active employee.

     In 2005, we incorporated the Cesky Group’s employees into the Group.

     On July 13, 2004, Telefónica Data España entered into a collective bargaining agreement. Telefónica Móviles España published its collective bargaining agreement on September 30, 2004, which provided for increases in wage levels in accordance with anticipated increases in the Spanish consumer price index and established an additional productivity bonus for each employee.

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

     On July 29, 2003, Telefónica de España’s labor reduction program (Plan Social de Expediente de Regulación de Empleo) was approved by the Spanish Labor Ministry. The program called for voluntary redundancies of up to a maximum 15,000 employees of the company over the subsequent four years. This plan allows Telefónica de España to reduce its workforce while maintaining its competitiveness. The plan is non-discriminatory, voluntary and applies to all of our employees. The aggregate number of employees that have requested to be included in the labor reduction program at December 31, 2005 was 1,877 employees.

     In connection with our voluntary retirement programs, we recorded provisions of 706.7 million in 2004 and €577.9 million in 2005, which were charged to results of operations in each respective year. The provision for pre-retirements and early retirements recorded at December 31, 2005 covers all the obligations assumed at that date in connection with our voluntary pre-retirement and early retirement plans.

     On June 22, 2004 Terra Networks’ labor reduction program was approved by the Spanish Labor Ministry. This program allows Terra Networks to reduce its workforce up to 130 employees by voluntary redundancies and redeployment. The Labor Ministry has also approved Terra Networks Latin America program to reduce its workforce by 29 employees through similar mechanisms.

E. SHARE OWNERSHIP

     At April 12, 2006, the following members of our Board of Directors beneficially owned an aggregate of 1,615,360 shares, representing approximately 0.032% of our capital stock.

Name	No. of Shares Beneficially Owned

César Alierta Izuel	0.021%
Isidro Fainé Casas	0.003%
Julio Linares López	0.000%
Maximino Carpio García	0.000%
Carlos Colomer Casellas	0.000%
Vitalino Manuel Nafria Aznar	0.000%
Alfonso Ferrari Herrero	0.002%
José Fernando de Almansa Moreno-Barreda	0.000%
Gonzalo Hinojosa Fernández de Angulo	0.004%
Pablo Isla Alvarez de Tejera	0.000%
Luis Lada Díaz	0.001%
Antonio Massanell Lavilla	0.000%
Enrique Used Aznar	0.001%
Mario Eduardo Vázquez	0.000%
Antonio Viana-Baptista	0.000%
Gregorio Villalabeitia Galarraga	0.000%
David Arculus	0.000%
Peter Erskine	0.000%

     At April 12, 2006, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 175,197 shares, representing approximately 0.0035% of our capital stock.

     None of our Directors or executive officers beneficially owned shares representing one percent or more of our share capital at April 12, 2006.

     None of our Directors and executive officers held options in respect of shares representing one percent or more of our share capital at April 12, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

General

     At April 12, 2006, we had 4,921,130,397 shares outstanding, each having a nominal value of €1 per share. All outstanding shares have the same rights.

     At April 12, 2006, according to information publicly available to Telefónica, S.A., beneficial owners of 5% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares	Percent

Banco Bilbao Vizcaya Argentaria, S.A.(1)	326,349,743	6.632%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)(2)	250,466,066	5.090%
Chase Nominees LTD.(3)	487,376,897	9.904%
State Street Bank & Trust Co (4)	377,436,725	7.616%

(1)	According to information provided to us by BBVA.

(2)	According to information provided to us by la Caixa.

(3)	Held by Chase Nominees LTD. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on September 7, 2005.

(4)	Held by State Street Bank & Trust Co. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on February 2, 2005.

     We do not keep a shareholder registry and our ownership structure cannot be known precisely. Based on the information available to us there is no individual or corporation that directly or indirectly through one or more intermediaries may exercise any type of control over us. Nevertheless, we have certain shareholders whose holdings are considered material.

   Preliminary administrative authorization of certain transactions (Golden Share)

     On May 13, 2003, the European Court of Justice (“ECJ”) ruled (in the case C-463/00, European Communities Commission vs. The Kingdom of Spain) that the preliminary authorization rules (golden share) set forth in Law 5/1995, enacted on March 23, 1995 governing the necessary legal requirements regime for the transfer of the Spanish government’s holdings in certain public companies requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ’s May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefónica Group, is applicable until February 2007.

     The post-closing notification requirements described in Law 5/1995 apply to us, Telefónica Móviles S.A., Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. and must be observed in the following transactions:

  transfer or encumbrance of strategic assets located in Spain by Telefónica de España and Telefónica Móviles España. Transactions affecting these assets carried out between Telefónica Group companies are exempt and need only be reported through a written communication to the competent regulatory body;

  transfer or encumbrance of shares or any other securities of Telefónica de España by Telefónica, S.A., Telefónica Móviles S.A. by Telefónica, S.A. and Telefónica Móviles España by Telefónica Móviles S.A., when such transactions result in a change of control, or the sale of holdings representing 50% or more;

  substitution of Telefónica Móviles España, S.A.U.’s business purpose;

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

     However, pursuant to the reasoned opinion sent by the European Commission to the Spanish government on November 25, 2005, the Spanish Cabinet approved a bill to abolish this framework for the disposal of publicly-owned shareholdings in certain companies. If adopted, this bill would accelerate the abolishment of this system, which, in Telefónica’s case, was scheduled to occur on February 18, 2007.

Ownership Limitations

     The new General Telecommunications Law (“GTL”), enacted on November 3, 2003, eliminated the existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the new GTL provides for the application of the reciprocity principle under existing international treaties or agreements, signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the new GTL.

B. RELATED PARTY TRANSACTIONS

     During 2005 and through the date of this Annual Report in 2006, none of our Directors and no member of our management team has been involved in any related party transactions with us.

     Our Articles of Association grant our Board of Directors the exclusive power to authorize any transactions with major shareholders or our directors and any proposed transaction affecting a company where one of our Board members is an executive or a shareholder. Prior to authorizing any such transaction, our Board will receive an opinion from the Nominating, Compensation and Corporate Governance Committee addressing the fairness of the transaction to our shareholders and us. Any of our Directors that may have an interest in the proposed transaction must abstain from voting on the proposed transaction.

     Two of our major shareholders are financial institutions. We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2005, the executed transactions were generally loans or capital markets transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Related Party Transactions with Significant Shareholders

     During 2005 and through the date of this Annual Report in 2006, the Board of Directors have authorized the following transactions with significant shareholders.

     On June 28, 2005, we entered into a syndicated multicurrency revolving credit facility with a €6 billion credit line with a group of Spanish and international financial institutions. This facility will mature on June 28, 2011 and bears an interest rate equal to Euribor plus a margin dependent on our credit rating. La Caixa and BBVA acted as underwriters, bookrunners and mandated lead arrangers for the facility.

     On July 6, 2004, with the Nominating, Compensation and Corporate Governance Committee’s approval, we entered into a syndicated multicurrency revolving credit facility with a €3 billion credit line with a group of Spanish and international financial institutions. This facility will mature on July 6, 2009 and bears an interest rate equal to Euribor/LIBOR plus a margin dependent on our credit rating. La Caixa and BBVA acted together with four other banks as underwriters, bookrunners and mandated lead arrangers for the facility.

     For additional information related to transactions with significant shareholders, please refer to note 9 to the Consolidated Financial Statements.

Agreements with Subsidiaries

     On March 29, 2006, each of the Board of Directors of Telefónica and Telefónica Móviles approved a merger plan for the acquisition of Telefónica Móviles by Telefónica. The exchange ratio was set at four ordinary shares of Telefónica for every five shares of Telefónica Móviles. The Board of Directors of Telefónica Móviles also approved the proposal to pay two special cash dividends for a total amount of €0.435 per Telefónica Móviles share, subject to the approval by Telefónica Móviles’ shareholders at the annual general shareholders’ meeting. The merger plan is subject to approval by our shareholders and the shareholders of Telefónica Móviles.

     On February 23, 2005, the Board of Directors of Telefónica and Terra Networks each agreed to merge their respective companies with the termination through dissolution without liquidation of Terra Networks and the transmission of all of its assets to Telefónica, which through universal succession will acquire the rights and obligations of Terra Networks. The exchange ratio, which was determined on the basis of the assets and liabilities of both companies, was two ordinary shares of Telefónica for every nine ordinary Terra Networks shares. The Board of Directors of Terra Networks also approved the distribution to Terra Networks’ shareholders of a cash dividend of €0.60 per ordinary Terra Networks share. The merger was approved by the shareholders of both Telefónica and Terra Networks on May 31, 2005 and June 2, 2005, respectively and was effected on July 15, 2005.

Intra-Group Loans

     We are the parent company of the Telefónica Group and operate through our subsidiaries and affiliated companies. We coordinate group policies, including financial policy and, in some cases, actual financial management is conducted by us. Most of the transactions we perform with other members of the Telefónica Group relate to financing transactions, including covering their needs for funds and providing interest rate and exchange rate hedges.

     During 2005, as recorded in our non-consolidated company accounts, we loaned a total of €23,619 million to companies in the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €18,767 million, of which €9,982 million was loaned to us by Telefónica Europe, our financing subsidiary devoted to raising funds in the capital markets, and €7,531 was loaned to us by Telefónica Finanzas, our subsidiary in charge of financial support for Telefónica Group companies.

     As to the balances with associated companies, the heading “Investments in Associates” long term on the Consolidated Balance Sheet at December 31, 2005, include an amount of €242.4 in connection with the financing provided to Sogecable, S.A. according to our commitments in connection with the agreements signed in relation to integration of its satellite platforms. Moreover, there is a long-term balance of €78.2 million with Medi Telecom and a long-term balance of €351.0 million with Ipse 2000.

C. INTERESTS OF EXPERTS AND COUNSEL

    Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

    Please see Item 18.

Legal Proceedings

     We and members of the Telefónica Group are party to several lawsuits which are currently in progress in the courts of law and the arbitration courts of the different countries in which the Telefónica Group has operations.

     Based on the reports of counsels engaged to act in the lawsuits we are party to, it is reasonable to consider that the adverse outcome of any of these, as yet, unresolved lawsuits will not materially affect the Telefónica Group’s economic and financial position or solvency. The following lawsuits are those which we consider most significant because of their subject matter or because of the amounts disputed:

A proceeding contesting the resolutions adopted by our special stockholders’ meeting held on February 4, 2000

     The stockholder Javier Sotos García, who owns 300 shares of the Company, filed a complaint contesting the resolutions adopted by the Special Stockholders’ Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the meeting and on the purported contravention of the rules for waiver of preemptive rights of subscription in connection with capital increases.

     The court of first instance handed down a judgment wholly dismissing the complaint filed by the plaintiff stockholder.

     An appeal was filed by Mr. Sotos at the Madrid Provincial Appellate Court, which was also dismissed. Mr. Sotos subsequently prepared a final appeal before the high court appealing the judgment of the Madrid Provincial Appellate Court, which was denied by such Court. Afterwards, Mr. Sotos filed an appeal before the High Court that was also rejected. The High Court’s decision has effectively terminated these proceedings.

A proceeding contesting certain resolutions adopted by our annual Stockholders’ Meeting held on June 15, 2001

     Javier Sotos García also filed a complaint contesting some of the resolutions adopted by our annual Stockholders’ Meeting held on June 15, 2001.

     Such complaint is based, among other allegations, on the purported infringement of the contesting stockholder’s right to information and on the purported contravention of the legal rules for waiver of preemptive rights of subscription in capital increases.

     On January 23, 2004, we were notified that the proceeding had been stayed until such time as either any of the parties apply for its resumption or the statute of limitations expires.

     On January 23, 2006, the statute of limitations expired.

Complaint filed by IDT against us, Terra Networks, S.A. and Lycos, Inc.

     International Discount Telecommunications Corporation (IDT) filed a complaint in the U.S. District Court for the District of New Jersey against us, Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc.

     This complaint is based on the alleged breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the alleged nonperformance of the obligations under the agreement to terminate the joint venture agreement and on the provision prohibiting fraud in connection with the purchase or sale of securities under the Securities Exchange Act. IDT has also asserted state law claims alleging fraudulent misrepresentation and concealment.

     The parties reached a settlement on July 21, 2005 that was approved by the judge hearing the case on August 8, 2005.

Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel)

     As a result of the voluntary bankruptcy proceeding being conducted at the Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which could affect us. Such criminal proceedings are as follows.

     “Abbreviated” proceeding no. 273/2001, in relation to which, on September 24, 2002, we and Telefónica de España, S.A. appeared before Central Instruction Court no. 1 filing a criminal suit (alleging a crime of bankruptcy) against the directors of Sintel and Mastec Internacional, S.A., as parties suffering damages. Such companies have been entitled to appear as parties to the proceeding.

     Preliminary proceeding no. 362/2002, which was commenced on October 23, 2002, by Central Instruction Court no. 1 for a possible extortion offense allegedly committed by the Board of Directors of Telefónica, S.A. Such proceeding has been joined to the aforementioned no. 273/2001. Following such joinder, on April 22, 2004, we were notified of a decision denying the filing of proceedings we requested on June 6, 2003, and ruling the court proceeding must continue. Thus far, no charges have been brought against us.

     On June 29, 2004, we were notified of an enlargement of this criminal suit filed by the ex-employees of Sintel, which alleged Telefónica, S.A. has committed a crime of bankruptcy. On July 4, 2004 and August 5, 2004, Telefónica requested its rejection. At present, the judge has not ruled about the enlargement of this criminal suit.

Collective lawsuits filed by stockholders of Terra in the United States, in connection with the tender offer by us for Terra Networks, S.A.

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

Lawsuit filed by ADICAE

     On June 21, 2003, a consumer association (ADICAE) filed a criminal lawsuit against Terra Networks, S.A., Telefónica, S.A. and against certain of our directors and directors of Terra Networks, S.A. On April 13, 2004, the Central Instruction Court superseded this lawsuit and directed the complainants to provide a €100,000 deposit (bond) as a prerequisite to file an appeal.

     On April 16, 2004, ADICAE objected to the decision that required such deposit. The Central Instruction Court rejected the objection filed by ADICAE but the National Appellate Court admitted this appeal and reduced the deposit to €10,000. Subsequently, ADICAE paid such deposit and filed an appeal challenging the resolution of April 13, 2004. This appeal was rejected by the National Appellate Court. As a result, the proceeding has ended.

Appeal for judicial review no. 6461/03 filed at the National Appellate Court by the World Association of Stockholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission (CNMV) to authorize the tender offer by us for Terra Networks, S.A. shares

     ACCTER filed an appeal for judicial review against the decision of the CNMV to authorize the tender offer made to Terra Networks, S.A. stockholders on June 19, 2003.

     We have filed an application, admitted for consideration, to appear in the proceeding as an intervening nonparty to defend the lawfulness of the decision by the CNMV.

     On March 8, 2005, ACCTER filed an enlargement of its initial appeal as a consequence of the merger between Telefónica, S.A. and Terra Networks, S.A.

     Telefónica, S.A. and the Government Legal Service have filed responses against this enlargement of ACCTER’s initial appeal.

     On February 27, 2006, we were notified that the National Appellate Court rejected this appeal and confirmed CNMV’s decision.

     On March 22, 2006, we were notified that ACCTER has filed an appeal of the National Appellate Court’s decision before the High Court.

Class action lawsuit filed by a stockholder of Terra Networks in the U.S. in connection with the merger between Telefónica, S.A. Terra Networks, S.A.

     On February 22, 2005, a class action lawsuit was filed with the Supreme Court of the State of New York County of Westchester by an owner of ADSs of Terra Networks, S.A. against Telefónica, S.A., Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A. This action was based, among other things, on the claim that the price offered by us to the stockholders of Terra Networks, S.A. did not reflect the intrinsic value of the shares of Terra Networks. On April 28, 2005, the judge dismissed this lawsuit.

A proceeding contesting certain resolutions adopted by the Annual Stockholders’ Meeting of Terra Networks, S.A. on June 2, 2005

     On June 30, 2005, the World Association of Stockholders of Terra Networks, S.A. (ACCTER) filed a complaint contesting the resolution of merger adopted by Terra Networks, S.A. Annual Stockholders’ Meeting held on June 2, 2005, based on the purported contravention of Article 60.4 of the Spanish Securities Market Law. Telefónica, S.A. has been duly served. On December 21, 2005, Telefónica, S.A. filed its response.

A proceeding filed by JAZZ TELECOM, S.A.U. (JAZZTEL) against Telefónica de España

     At the end of 2005, Jazztel filed several lawsuits regarding to the Local Loop Offer that was approved by the Telecommunications Market Commission.

     In one of these lawsuits, Jazztel is claiming damages in an amount of €337,360,000 allegedly caused by Telefónica de España’s delay in carrying out the agreements signed in relation to the Local Loop Offer. On February, 3, 2006, Telefónica de España filed its response. This lawsuit is being adjudicated by the First Instance Court of Madrid Nº 54.

     At the same time, Jazztel Public Limited Company, a holding company, filed another lawsuit against all members of Telefónica, S.A.’s and Telefónica de España, S.A.U.’s boards of directors based on the alleged breach of the Local Loop Offer by Telefónica de España. In this complaint Jazztel is seeking damages in the amount of €456,530,000. On March 8, 2006, Telefónica de España, S.A.U. filed its response. This lawsuit is being adjudicated by the Commercial Court of Madrid Nº 1.

     The other lawsuit filed by Jazztel is based on alleged unfair competition on the part of Telefónica de España, S.A.U. regarding the Local Loop Offer. Telefónica de España has filed a motion to dismiss for lack of jurisdiction. This lawsuit is being prosecuted by Commercial Court of Madrid Nº 4.

Regulatory Sanctions

Spanish Competition Court’s resolution dated March 8, 2000

     On March 8, 2000, the Spanish Competition Court imposed on Telefónica de España a fine amounting to €8,414,169.46 for violating Article 6 of the Spanish Competition Law 16/89 (Ley 16/89 de Defensa de la Competencia) and of Article 82 of the EC Treaty, finding there to have been practices in abuse of dominant position by Telefónica de España in the launching of the advertising campaign “Planes Claros”.

     On September 22, 2003, Telefónica de España filed a contentious-administrative appeal before the Spanish Court “Audiencia Nacional” against such resolution. This appeal was partially admitted on the grounds that the Spanish Competition Court’s resolution was contrary to the law regarding the proportionality of the sanction imposed, and the fine was reduced to €901,518.16.

     Telefónica de España, the State lawyer, and the co-plaintiff, Retevisión, filed a final appeal before the Spanish Supreme Court (Recurso de Casación) against this judgment. Retevisión later withdrew its appeal.

     At present, the court has yet to announce the date on which it will issue its ruling.

Telecommunications Market Commission’s resolution dated July 23, 2002

     On July 23, 2002, the Telecommunications Market Commission imposed a fine amounting to €18 million on Telefónica de España for infringement of the “Closed User Group” regulation, as interpreted by the Telecommunications Market Commission.

     On July 31, 2002, Telefónica de España filed a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction.

     On July 8, 2004, the Appeals Court notified Telefónica de España that it had dismissed its appeal. On October 18, 2004, Telefónica de España filed a final appeal (Recurso de Casación) against the Court’s decision before the Spanish Supreme Court.

Telecommunications Market Commission’s resolution dated October 24, 2002

     On October 24, 2002, the Telecommunications Market Commission imposed a fine amounting to €13.5 million on Telefónica de España for breach of its obligations relating to voice capacity and data interconnection.

     On February 10, 2003, Telefónica de España filed a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction. On June 17, 2005, the Appeals Court notified Telefónica de España that it had dismissed its appeal. On October 24, 2005, Telefónica de España filed the correspondent final appeal (Recurso de Casación) against the Court’s decision. At present the court has yet to announce the date upon which it will issue its ruling.

Telecommunications Market Commission’s resolution dated July 10, 2003

     On July 10, 2003, the Telecommunications Market Commission imposed a fine amounting to €8 million on Telefónica de España for infringement of the Telecommunications Market Commission’s resolution relating to the prices applied by Telefónica de España to Vic Telehome, S.A.

     On September 10, 2003, Telefónica de España lodged a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction. A ruling in this matter is expected on April 19, 2006.

Spanish Competition Court’s resolution dated April 1, 2004

     On April 1, 2004, the Spanish Competition Court imposed a fine amounting to €57 million on Telefónica de España for infringement of Article 6 of the Spanish Competition Law 16/89 (Ley 16/89 de Defensa de la Competencia) and of Article 82 of the EC Treaty, finding that we had abused our dominant position by making conditional the provision of certain supplementary services to customers to the inexistence of carrier pre-selection and by launching unfair advertising campaigns that misled customers and denigrated competitors.

     On April 16, 2004, Telefónica de España filed a contentious-administrative appeal to the Spanish Court “Audiencia Nacional” against this sanction.

     The Appeals Court has resolved to partially accept the suspension of the decision rendered by the Spanish Competition Court on April 1, 2004. The Appeals Court has specifically resolved to suspend our payment of the fine imposed on us by the Spanish Competition Court until a final judgment is rendered.

     At present, the court has yet to announce the date on which it will issue its ruling.

European Commission Statement of Objections dated February 22, 2006

     On February 22, 2006, the European Commission (“EC”) sent Telefónica a Statement of Objections initiating a formal proceeding against us.

     In the Statement of Objections, the EC alleges that Telefónica and its subsidiaries, Telefónica de España, S.A.U., Telefónica Data de España, S.A.U. and Terra Networks España, S.A., from at least 2001, are abusing their dominant position in the form of “margin squeeze” in the Spanish broadband Internet access markets. Telefónica is currently preparing its response to the Statement of Objections.

Proceedings and Convictions

     During the last five years, neither we nor, to the best of our knowledge, any person listed in Item 6 above:

  has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors; or

  has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state laws or finding any violation with respect to such laws.

Dividend Information

     Between 1998 and 2002, we maintained a share dividend policy. At the Annual General Shareholders’ Meeting held on April 11, 2003, the shareholders approved the distribution of a cash dividend of €0.25 per share, marking the end of our prior dividend policy. The first payment was made on July 3, 2003, consisting of €0.13 per share, and the second payment of €0.12 per share was made on October 15, 2003. In both cases, the dividends were charged against “Additional paid-in capital”.

     At the Annual General Shareholders Meeting held on April 30, 2004, the shareholders approved the distribution of a cash dividend of €0.20 per share and a distribution of a share premium of €0.20 per share payable in cash. The first payment of €0.20 per share payable from 2003 net income was made on May 14, 2004, and the second payment of €0.20 per share from additional paid-in capital reserve made on November 12, 2004.

     On February 23, 2005, Telefónica’s Board of Directors approved an interim dividend of €0.23 per share payable in cash from 2004 net income. The dividend was paid on May 13, 2005.

     In addition, at the annual general shareholders’ meeting held on May 31, 2005, the shareholders approved:

  the distribution of a share premium of €0.27 per share payable in cash. The payment was made on November 11, 2005.

  the distribution of Telefónica’s treasury stock among its shareholders in the proportion of one share for every 25 shares held, which was charged against paid-in capital reserve.

     Further, Telefónica’s Board of Directors, at its meeting held on February 28, 2006, resolved to distribute an interim dividend of €0.25 per share payable in cash from 2005 net income. The dividend is expected to be paid on May 12, 2006.

     The table below sets forth the annual cash dividends per share paid by us from net income for each of the periods listed.

Fiscal Year ended December 31,	Cash Dividends per Share

(euro)
2005	0.25
2004	0.23
2003	0.20

Fiscal Year ended December 31,	Cash Dividends per Share

(euro)
2002(1)	—
2001(1)	—

(1)	Share dividends were paid at a ratio of one new share for every 50 shares outstanding on the applicable dividend record date.

     Distribution of Antena 3 shares to shareholders

     In accordance with the resolution of our annual General Shareholders’ Meeting held on April 11, 2003, in October 2003, we completed an extraordinary distribution in-kind to our shareholders of shares of Antena 3, representing 30% of the share capital of that company.

ITEM 9. THE OFFERING AND LISTING

A. OFFER AND LISTING DETAILS

General

     Our ordinary shares, nominal value one euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol “TEF”. They are also listed on various foreign exchanges such as the London, Frankfurt, Paris, Buenos Aires and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our shares are eligible for deposit in the Euroclear system. Our BDSs are listed on the São Paulo Stock Exchange. Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

     The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for the shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares.

	Per Share

	High	Low

	(euro)
Year ended December 31, 2001	21.10	10.11
Year ended December 31, 2002	15.75	7.45
Year ended December 31, 2003	11.78	7.82
Year ended December 31, 2004	13.96	11.20
Year ended December 31, 2005	14.56	12.32
Quarter ended March 31, 2004	13.44	11.98
Quarter ended June 30, 2004	13.06	11.33
Quarter ended September 30, 2004	12.25	11.20
Quarter ended December 31, 2004	13.96	12.59
Quarter ended March 31, 2005	14.56	13.44
Quarter ended June 30, 2005	13.99	13.02
Quarter ended September 30, 2005	14.06	13.22
Quarter ended December 31, 2005	14.11	12.32
Quarter ended March 31, 2006	13.47	12.22
Quarter ended June 30, 2006 (through April 7, 2006)	12.98	12.93
Month ended November 30, 2005	13.08	12.32
Month ended December 31, 2005	12.76	12.46
Month ended January 31, 2006	13.25	12.22
Month ended February 28, 2006	13.06	12.39
Month ended March 31, 2006	13.47	12.95
Month ended April 30, 2006 (through April 7, 2006)	12.98	12.93

Source: Madrid Stock Exchange Information.

     On April 7, 2006, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €12.93 per share, equal to $15.66 at the Noon Buying Rate for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

     The table below sets forth, for the periods indicated, the reported high and low quoted closing sales prices, as adjusted for all stock splits, of our ADSs on the New York Stock Exchange:

	Per ADS

	High	Low

	(dollars)
Year ended December 31, 2001	54.46	27.35
Year ended December 31, 2002	39.43	21.47
Year ended December 31, 2003	44.38	26.08
Year ended December 31, 2004	56.70	40.59
Year ended December 31, 2005	56.63	43.41
Quarter ended March 31, 2004	51.67	43.70
Quarter ended June 30, 2004	46.95	40.59
Quarter ended September 30, 2004	45.25	41.13
Quarter ended December 31, 2004	56.70	46.66
Quarter ended March 31, 2005	56.63	51.97
Quarter ended June 30, 2005	52.32	48.20
Quarter ended September 30, 2005	52.24	47.85
Quarter ended December 31, 2005	51.45	43.41
Quarter ended March 31, 2006	48.45	44.34
Quarter ended June 30, 2006 (through April 7, 2006)	47.81	46.70
Month ended November 30, 2005	47.37	43.41
Month ended December 31, 2005	45.29	44.13
Month ended January 31, 2006	48.05	44.68
Month ended February 28, 2006	46.81	44.34
Month ended March 31, 2006	48.45	46.55
Month ended April 30, 2006 (through April 7, 2006)	47.81	46.70

Source: Bloomberg.

     At December 31, 2005, approximately 212,554,533 of our shares were held in the form of ADSs by 1,088 holders of record, including Cede & Co., the nominee of The Depository Trust Company. The number of ADSs outstanding was 92,076,186 at December 31, 2005.

Spanish Securities Market Legislation

     The Spanish Securities Act, which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

  established an independent regulatory authority, the CNMV, to supervise the securities markets;

  established a framework to regulate trading practices, public offerings, tender offers and insider trading;

  required stock exchange members to be corporate entities;

  required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

  established the legal framework for the Automated Quotation System;

  exempted the sale of securities from transfer and value added taxes;

  deregulated brokerage commissions; and

  provided for transfer of shares by book-entry or by delivery of evidence of title.

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

     On July 8, 2003, in order to increase the transparency of the Spanish financial markets, the Spanish parliament passed the so-called “Transparency Act” (Ley de Transparencia), also known as the “Ley Aldama”. The Act regulates the corporate governance structure of listed companies, setting out new reporting obligations and defining the duties of directors and their legal liabilities. The Transparency Act amends the Securities Market Act of 1988 (24/1988) and the Public Companies Act approved by Legislative Royal Decree 1564/1989.

     On November 16, 2005, Royal Decree 1310/2005 on admission to trading of securities, public offers and required prospectuses was published. This Royal Decree incorporates Directive 2003/71/CE of the European Parliament and of the European Council dated November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading, into Spanish law. Previously, this Directive had been partially incorporated into Spanish Law with the Royal Decree 5/2005 of March 11, 2005. Royal Decree 1310/2005 repeals Royal Decree 201/1992, of March 27, 1992, regarding admission to trading of securities and public offers and establishes the regulation of the applicable requirements for the admission of securities to the Spanish stock exchanges and the requirements for the preparation, review and distribution of the prospectus to be published when transferable securities are offered to the public.

     On November 23, Royal Decree 1333/2005 on insider trading was published. The Royal Decree 1333/2005 develops the Securities market Law 24/1988, July 28, regarding market abuse and completes the incorporation into Spanish Law of the new European Community Regulation regarding this matter.

Securities Trading in Spain

     The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2005, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

   Automated Quotation System

     The Automated Quotation System links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal features of the system are the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange. Beginning January 1, 2000, Spanish banks were able to become members of a Spanish stock exchange and are therefore able to place trades on the Automated Quotation System.

     In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

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

     Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas, S.A. at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:

  the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

  the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

  the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

  Sociedad de Bolsas, S.A. finds other justifiable cause.

     Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas, S.A. by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

   Clearance and Settlement System

     A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduced a new article, 44-bis to the Ley del Mercado de Valores (the “Spanish Securities Act”) under which Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U., or Iberclear, was created.

     Iberclear is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (the “Sociedad Holding”), has the following functions:

  bookkeeping of securities represented by means of book entries admitted to trading in the stock markets or in the public debt book entry market;

  managing the clearance and settlement system for the brokerage transactions in the stock markets and at the public debt book entry market; and

  providing technical and operational services directly linked to the registry, clearance and settlement of securities, or any other service required by Iberclear to be integrated with any other registry, clearance, and settlement systems.

     Iberclear will provide the CNMV, the Bank of Spain and the Ministry of Economy with the information that these entities may request regarding the registry, clearance and settlement performed within the systems managed by Iberclear.

     Transactions carried out on the Spanish stock exchanges are cleared and settled through Iberclear.

     Only members of the system are entitled to use Iberclear, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be the member entity appearing in the records of Iberclear as holding the relevant shares in its own name or the investor appearing in the records of the member entity as holding the shares.

     The settlement of any transactions must be made three business days following the date on which the transaction was carried out.

     Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request, the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name.

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

Corporate Objects

     Section 4 of Part I of our bylaws sets forth our corporate purposes:

  delivery and provision of any and all kinds of public and private telecommunication services and, to such end, to design, install, preserve, repair, improve, acquire, dispose of, connect, administer, manage and perform whatever other activities other than those mentioned above with respect to any types of networks, lines, satellites, items of equipment, systems and items of technical infrastructure, both existing or to be created in the future, including the property upon which any and all of the above items are set up;

  delivery and provision of any and all types of ancillary or supplementary services, as well as of any services that may stem from communication activities;

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
Director Qualification

     In order to be elected as a director, a person must have held a number of our shares representing a nominal value of no less than €3,000 for at least three years prior to his or her election. These shares may not be transferred so long as such person remains a director. This requirement does not apply to any person who, at the time of his or her appointment, has either a labor or professional relationship with the company or is expressly exempted from such requirement by a vote of at least 85% of the Board of Directors.

Interested Transactions

     When a director has an interest in a transaction, such transaction must be presented to the Nominating, Compensation and Corporate Governance Committee. The Committee shall deliver an opinion to the Board of Directors about the fairness of the transaction to our shareholders and to us. The interested director may not attend the board meeting at which the related transaction is discussed and voted on.

We do not provide any loans or salary advances to our directors, management or employees.

     A director must retire upon reaching the age of 70. Such retirement shall take effect at the first board meeting following the general shareholders’ meeting that approves the financial statements for the year in which such director turned 70.

Significant Differences in Corporate Governance Practices

   Corporate Governance Guidelines

     In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Olivencia Code of Good Governance and the Aldama Report, which include recommendations for corporate governance guidelines and shareholder disclosure. Additionally, listed companies are now required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Olivencia Code and the Aldama Report. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees.

     Our Annual Report on Corporate Governance is available at our registered office and on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.

   Committees

     We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of four non-executive directors, two of whom are deemed independent by our Board of Directors. The committee’s functions and duties are similar to those required by the NYSE.

     We have a Nominating, Compensation and Corporate Governance Committee, which is composed of four non-executive directors. The functions, composition and competencies are regulated by the company and are very similar to those required by the NYSE.

   Independence of the Board

     As of the date of this Annual Report, we had 18 directors, out of which eight have been deemed independent by our Board of Directors. A significant majority of our current directors (12) are non-executive directors. The NYSE rules include detailed criteria for determining director independence. We, in accordance with our Board of Directors’ Regulation, assess the independence of our directors by evaluating, among other things, (i) the contractual, employment and commercial relations between directors and us, (ii) other Board of Directors positions held by directors and (iii) the director’s familial relationships. The Nominating, Compensation and Corporate Governance Committee evaluates these criteria and notifies the Board of Directors of its decision. Our Board of Directors, in turn, is responsible for assessing whether a director is deemed independent as reported in our Annual Report on Corporate Governance.

   Internal audit function

     We have a General Internal Audit Department responsible for internal audit matters and for ensuring the efficiency of the internal audit control process of our different units. This General Internal Audit Department reports directly to the Audit and Control Committee, thus supporting the adequate performance of all its functions.

   Non-executive director meetings

     Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. We have procedures in place that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to the company and its subsidiaries.

   Code of ethics

     The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applies to our principal executive officer, principal financial officer and to our senior financial officers. We also have an Internal Code of Conduct for securities markets issues to prevent insider trading misconduct and to control possible conflicts of interest. In addition, the Regulations of the Board of Directors set out in detail our directors’ main obligations relating to conflicts of interest concerning business opportunities, misappropriation of our assets, confidentiality and non-competition.

Description of Telefónica Capital Stock

   Description of Share Capital

     At April 12, 2006, our issued share capital consisted of 4,921,130,397 ordinary registered shares with a nominal value of €1.00 each. Our shareholders have delegated to the Board of Directors the authority to issue up to 2,274,667,655 new shares. The Board’s authorization to issue new shares expires on June 15, 2006.

   Meetings and Voting Rights

     We hold our ordinary general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary general shareholders’ meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing 5% of our paid-in share capital. We publish notices of all ordinary and extraordinary general shareholders’ meetings in the Official Gazette of the Commercial Registry and in at least one newspaper in Madrid at least one month before the relevant meeting.

     Each share of Telefónica entitles the holder to one vote. However, only registered holders of shares representing a nominal value of at least €300, which currently equals at least 300 shares because our shares have a nominal value of €1.00 each, are entitled to attend a general shareholders’ meeting. Holders of shares representing a nominal value of less than €300, meaning less than 300 shares, may aggregate their shares by proxy and select a representative that is a shareholder to attend a general shareholders’ meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting. However, under our bylaws, no shareholder may vote a number of shares exceeding 10% of our total outstanding voting capital.

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

     Shareholders representing, in person or by proxy, at least 25% of our subscribed voting capital constitute a quorum for a general meeting of shareholders. If a quorum is not present at the first call, then the meeting can be held on second call. Regardless of the number of shareholders present at the meeting on second call, they are deemed to constitute a quorum.

     Shareholders representing, in person or by proxy, at least 50% of our subscribed voting capital constitute a quorum on a first call for shareholders’ meetings at which shareholders will be voting on any of the following actions:

  issuance of bonds;

  increase or reduction of share capital;

  amendment of corporate purpose;

  any other amendment of our bylaws; or

  merger, split or spin-off of Telefónica.

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

   Dividends

Shareholders vote on final dividend distributions at the shareholders’ meeting. Distributable profits are equal to:

  net profits for the year; plus

  profits carried forward from previous years; plus

  distributable reserves; minus

  losses carried forward from previous years; minus

  amounts allocated to reserves as required by law or by our bylaws.

     The amount of distributable profits is based on Telefónica, S.A.’s unconsolidated financial statements prepared in accordance with Spanish GAAP, which differ from the Consolidated Financial Statements of the Telefónica Group prepared in accordance with IFRS included elsewhere in this Annual Report.

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

C.   MATERIAL CONTRACTS

Material Contracts

   Agreement with BellSouth

     On March 5, 2004, Telefónica Móviles entered into a stock purchase agreement with BellSouth to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

     The effective transfer of the shares of these companies was conditional, among other things, upon the attainment of the required regulatory authorizations in each country and on the approvals, if any, required, from the minority stockholders of the various operators. BellSouth’s holdings in the operators located in Ecuador, Guatemala and Panama were transferred on October 14, 2004. BellSouth’s holdings in the operators located in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. BellSouth’s holdings in the operator in Chile were transferred on January 7, 2005, and its holdings in the Argentinean operator were transferred on January 11, 2005.

     Under this agreement, the aforementioned operators were valued at $5,850 million, which represented the total acquisition cost for Telefónica Móviles, including assumed debt and net of gross cash as at such companies.

   Agreement with O2

     On October 31, 2005, Telefónica, S.A. entered into a Framework Agreement with O2 plc, which was amended on November 18, 2005. The Framework Agreement governed the conduct of Telefónica, S.A.’s cash tender offer for O2. See “Item 4—Information on the Company—History and Development of the Company—Public Takeover Offers”. In addition, under the Framework Agreement, Telefónica, S.A. agreed to certain service contracts and incentive arrangements with certain key managers of O2.

D.   EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

   Preliminary Administrative Authorization of Certain Transactions (Golden Share)

     On May 13, 2003, the European Court of Justice (“ECJ”) ruled (in the case C-463/00, European Communities Commission vs. The Kingdom of Spain) that the preliminary authorization rules (golden share) set forth in Law 5/1995, requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ’s May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefónica Group, is applicable until February 2007.

     The post-closing notification requirements described in Law 5/1995 apply to us, Telefónica Móviles S.A., Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. and must be observed in the following transactions:

  transfer or encumbrance of strategic assets located in Spain by Telefónica de España and Telefónica Móviles España. Transactions affecting these assets carried out between Telefónica Group companies are exempt and need only be reported through a written communication to the competent regulatory body;

  transfer or encumbrance of shares or any other securities of Telefónica de España by Telefónica, S.A., Telefónica Móviles S.A. by Telefónica, S.A. and Telefónica Móviles España by Telefónica Móviles S.A., when such transactions result in a change of control, or the sale of holdings representing 50% or more;

  substitution of Telefónica Móviles España, S.A.U.’s business purpose;

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

     At December 31, 2005, we held 136,647,061 shares of treasury stock, representing 2.78% of our capital stock. At [March 30, 2006], we held [239,580,268] shares of treasury stock, representing [4.868]% of our capital stock. In 2003 we announced our commitment to dedicate a minimum of €4 billion to the acquisition of our treasury stock over the 2003-2006 period, subject to free cash flow generation and our share price. Consistent with our commitment to shareholder remuneration, in April 2005 we announced our decision to extended our commitment announced in October 2003 through 2007 and increase the amount dedicated to the acquisition of treasury stock to €6 billion.

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

     At the general meeting of shareholders held in May 2005, our shareholders extended their prior authorization to the Board of Directors to acquire shares of Telefónica for an additional 18 months from the date of such meeting. The authorization also applies to companies under our control. Pursuant to the authorization, the aggregate nominal value of the shares held by us or any of our subsidiaries cannot exceed 5% of our shareholders’ equity.

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

  Telefónica;

  the stock exchange management companies of the Spanish stock exchanges on which the shares are listed;

  the CNMV; and

  in the case of a foreign person or group of persons, the General Directorate of Commercial Policy and Foreign Investments.

     A person or group that is a member of our Board of Directors or a member of our Management Committee must report any acquisition or transfer of our capital stock, regardless of the amount of shares acquired or transferred. A person or group of persons that fails to inform any of the above entities after reaching any of the indicated thresholds may incur fines and penalties. Additionally, if a company fails to inform us after reaching ownership or control of 10% of the outstanding shares or increases the shares it controls to equal or exceed any successive multiple of 5%, the rights corresponding to those shares will be suspended until a proper notification to us is made. For reporting requirements concerning acquisitions by us or our affiliates of our shares, see “—Trading by Telefónica in its own Shares or Shares of Companies under its Control” above.

   Dividend and Liquidation Rights

     According to Spanish law and our bylaws, dividends may only be paid out of profits or distributable reserves if the value of our net worth is not, and as a result of such distribution would not be, less than our capital stock. Pursuant to Spanish law, we are required to reserve 10% of our fiscal year net income until the amount in our legal reserve reaches 20% of our capital. Our legal reserve is currently at 20%.

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

Preemptive Rights and Increases of Share Capital

     Pursuant to the Spanish Corporations Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares and for bonds convertible into shares. Such rights may not be available under special circumstances if waived by a resolution passed at a general meeting of shareholders in accordance with Article 159 of the Spanish Corporations Law, or the Board of Directors, if authorized. Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration. Such rights:

  are transferable;

  may be traded on the Automated Quotation System; and

  may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

     Absent an exemption from registration, shares issuable upon exercise of rights must be registered under the Securities Act of 1933 in order to be offered to holders of ADRs. If we decided not to register the shares, the rights would not be distributed to holders of ADRs. Pursuant to the Deposit Agreement, however, holders of ADRs are entitled to receive their proportionate share of the proceeds, if any, from sale by the Depositary of any rights accruing to holders of ADRs.

E.   TAXATION

      The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon Spanish and U.S tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990, (the “Treaty”), all as currently in effect and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

     As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a)	that is, for U.S. federal income tax purposes, one of the following:

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

(d)	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Telefónica; and

(e)	whose holding is not effectively connected with a permanent establishment in Spain.

     This summary does not address tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities or foreign currencies, persons holding shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

     If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders of ADSs, both as described below, could be affected by actions taken by parties to whom ADSs are pre-released.

     For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts will generally be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

     This discussion assumes that Telefónica is not, and will not become, a passive foreign investment company (“PFIC”), as discussed below under “U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”.

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

   Taxation of Extraordinary Distributions

     The holders of ordinary shares and ADSs of Telefónica received two specials distributions in 2005:

     (1) On June 20, 2005, prior to the merger Telefónica, S.A. with Terra Networks, S.A., holders of Telefónica shares received a dividend of one Telefónica share for every 25 Telefónica shares already held, treated as a distribution of paid-in surplus (reserva de prima de emisión), and

     (2) On November 11, 2005, holders of Telefónica shares and ADSs received a dividend declared by the Board of Directors of Telefónica on November 24, 2004 in the amount of €0.27 per Telefónica ordinary share consisting of a distribution of paid-in surplus (reserva de prima de emisión).

     Under Spanish law, these distributions of paid-in surplus (reserva de prima de emisión), are subject to special tax treatment. In general, the amount of these distributions received in cash or in kind (shares) is not taxable under Spanish income tax law but instead reduces the tax acquisition cost of the shares or ADSs on which it was distributed for Spanish tax purposes (i.e., in the event of a subsequent sale or disposition of such shares or ADSs, the amount of gain realized will be higher). In the case of the distribution of Telefónica ordinary shares, the amount by which a holder must reduce the tax acquisition cost of its Telefónica shares or ADSs will be the market value of the shares received. However, if the amount of the distributions received in cash or in shares is higher than the U.S. Holder’s adjusted tax acquisition cost for the Telefónica shares or ADSs, then the amount by which the distributions exceed the U.S. Holder’s adjusted tax acquisition cost generally will be subject to tax in Spain at a 15% tax rate and such U.S. Holder will be required to file a Spanish Form 210 within one month of the distribution. No amount will be withheld by Telefónica in respect of Spanish taxes on those distributions of paid-in surplus.

Taxation of Capital Gains

     Spanish income tax is generally levied at a 35% tax rate on capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

     Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain, provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the 12 months preceding the disposition of the shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS, such U.S. Holder is a U.S. resident within the meaning of the Treaty. Spanish law requires that both of these forms be filed within one month from the date the capital gain is realized. Beginning July 5, 2004, U.S. Holders were required to request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a statement by the U.S. Holder declaring that it was or will be a resident of the United States for the period for which the Treaty benefit is claimed.

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

U.S. Federal Income Tax Considerations

   Taxation of Dividends

     Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

     Certain pro rata distributions of shares to all shareholders (including ADS holders), such as Telefonica's June 30, 2005 one-for-twenty-five share distribution, are not subject to tax, except to the extent of cash received in lieu of fractional shares which will be treated as a redemption of the fractional shares. A U.S. Holder's basis in its existing shares or ADSs must be allocated between its existing shares or ADSs and the distributed shares (including fractional shares treated as redeemed and shares sold by the Depositary on an ADS holder's behalf) based upon their respective fair market values on the date of the distribution.

     Spanish taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. Holder may elect to deduct such Spanish taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

   Taxation Upon Sale or Other Disposition of Shares or ADSs

     A U.S. Holder will generally recognize U.S. source capital gain or loss on the sale or other disposition of shares or ADSs, including a sale of distributed shares by the depositary on the ADS holder’s behalf, which will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition, as determined in U.S. dollars.

     As discussed under “Spanish Tax Considerations—Taxation of Capital Gains” above, gain realized by a U.S. Holder on the sale or other disposition of shares or ADSs may be subject to Spanish tax unless the U.S. Holder provides the relevant Spanish tax authorities with both a certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. U.S. Holders are advised to submit IRS Form 8802 and the accompanying declaration to the IRS well in advance of the date on which the IRS Form 6166 that will be issued by the IRS may be required by the Spanish tax authorities, as there may be delays in obtaining the necessary forms. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale or other disposition of shares or ADSs and the procedures available for an exemption from such tax.

   Passive Foreign Investment Company Rules

     Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2005 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

     If Telefónica was treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of a share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares or ADSs in excess of 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may help to mitigate the adverse tax consequences resulting from PFIC status.

     In addition, if Telefónica were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

   Information Reporting and Backup Withholding

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

     Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”. You may inspect any periodic reports and other information filed with or furnished to the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

     We have appointed Citibank, N.A. to act as depositary for the Telefónica ADSs. Citibank will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of Telefónica. Any record holder of Telefónica ADSs may read such reports and communications or summaries thereof at Citibank’s office located at 111 Wall Street, New York, New York 10043.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Telefónica Group is exposed to diverse financial market risks due to (i) our business activities, (ii) the debt incurred to finance our business, (iii) our shareholdings in various companies and (iv) other related financial instruments that we have entered into.

     The principal market risks that affect the companies in the Telefónica Group are:

  Exchange rate risk. This risk arises mainly due to (i) the Telefónica Group’s international presence, with investments and businesses in countries with currencies other than the euro, mainly in Latin America, but also in the Czech Republic (following our acquisition of a majority stake in the Cesky Group in 2005) and in the United Kingdom (following our acquisition of substantially all of the shares of O2 in 2006), and (ii) the existence of debt in currencies other than the those of the countries in which the Telefónica Group is operating or different from the currency of the country in which the obligor is established.

  Interest rate risk. This risk arises mainly due to fluctuations in interest rates affecting (i) the financial costs associated with variable interest rate debt (or debt with a short-term maturity and anticipated renewal) and (ii) the value of our long-term liabilities with fixed interest rates (whose market value rises as interest rates decrease).

  Share price risk. This risk arises as a result of variations in the value of (i) our shareholdings in other companies in that may be sold, (ii) the derivatives affecting those shareholdings, (iii) the shares held in the Telefónica Group’s own portfolio (treasury shares) and (iv) the derivatives affecting such shares.

     Additionally, the Telefónica Group faces liquidity risk arising from the possible imbalances between our capital needs (due to operating and financial expenses, investment, debt maturities and committed dividends) and our sources of funds (revenue, divestments, financing commitments with financial institutions and capital raising in the capital markets). The cost of these funds may be affected by variations in the credit margins (over reference interest rates) demanded by lending institutions.

     Finally, we face political risk and country risk (which is directly related to market and liquidity risks), which arise from political, economic and social instability in the countries in which the Telefónica Group operates, especially in Latin America.

     The Telefónica Group actively manages the above-mentioned risks, in an effort to stabilize:

  cash flows, so as to facilitate financial planning and profit from investment opportunities;

  the profit and loss account, in order to facilitate its understanding and the forecast of our future results by investors; and

  the value of our own resources, by protecting the value of the investments made.

     In the event that these objectives are mutually exclusive, our corporate finance area will evaluate the policy to be followed in each particular situation.

     In connection with our risk management policy, the Telefónica Group uses financial derivative instruments, mainly related to exchange rates, interest rates and share prices.

Exchange Rate Risk

     The objective of our exchange rate risk management policy is that, in the event of depreciation of foreign currencies relative to the euro, potential losses in the value of the assets related to our business are offset by savings from the reduction in the euro value of our debt denominated in such currencies.

     The degree of hedge (defined as the percentage of debt in foreign currency over the value of assets) implemented tends to be larger:

1.	the greater the estimated correlation between the value of the assets and the exchange rate of the foreign currency;

2.	the smaller the estimated cost of the hedge (calculated as the difference between the additional costs from the financing in local currency and the expected depreciation of the foreign currency with respect to the euro); and

3.	the greater the liquidity of the money and derivative markets.

     In general, the estimated correlation between the value of the asset and the exchange rate of the foreign currency is larger the larger the weight of the cash flows generated in early years as a percentage of the estimated value of the asset.

     We aim to protect against future depreciation of Latin American currencies in relation to the euro is by issuing debt denominated in Latin American currencies. At December 31, 2005, debt in Latin American currencies was approximately €5.4 billion. Nevertheless, this amount is not uniformly incurred by currency in proportion to the cash flows generated by our Latin American operations in such currencies. Therefore, the future effectiveness of the Telefónica Group’s exchange rate risk protection will depend on which Latin American currencies depreciate relative to the euro. Additionally, we aim to protect against losses in the value of the Telefónica Group’s Latin American assets due to variations in exchange rates by issuing debt denominated in U.S. dollars, both at the parent company level (the debt is considered associated with an investment provided that the hedge is considered an effective hedge under applicable accounting rules) and in the countries where there is not a capital market for local currency or where the derivatives market is not sufficiently liquid. At December 31, 2005, the Telefónica Group’s debt denominated in U.S. dollars was equivalent to €2.99 billion.

     Another essential element of our exchange rate risk management policy is to seek to minimize negative financial results due to exchange rate variations while maintaining currency positions open. These positions arise due to three reasons: (i) the low level of liquidity of certain derivative markets or the difficulty in obtaining financing in local currency, which prevents us from implementing a hedge at a low cost (such as in Argentina); (ii) financing through intercompany loans, whose accounting treatment is different from financing with capital contributions; and (iii) our decisions to take a currency position.

     In 2005, the Telefónica Group had net exchange differences of €162.04 million resulting from the management of its exchange rate risk. These gains derived mainly from the Telefónica Group’s decision not to hedge completely the U.S. dollar denominated loans provided to its Latin American subsidiaries, which enabled it to profit from an appreciation of the Latin American currencies relative to the U.S. dollar and of the U.S. dollar relative to the euro.

     In June 2005, we acquired a 51.1% interest in Cesky Telecom and in September 2005 we acquired an additional 18.3% interest for the equivalent of an aggregate of €3.663 billion. This acquisition was financed with debt and a significant part of such acquisition cost (equivalent to €1.839 billion) was transformed through the use of derivatives into synthetic debt denominated in Czech crowns. As a result, a substantial part of the value of the acquired asset has been left exposed to Czech crown-euro exchange rate variations. This decision reflects the Telefónica Group’s positive assessment of the anticipated future development of the Czech economy. From the date of our acquisition of the 51.1% interest in Cesky Telecom through December 31, 2005, the Czech crown appreciated 3.5% relative to the euro.

     The Telefónica Group’s recent acquisition of the U.K. company, O2, was financed through a multicurrency loan entered into in 2005. The final currency composition of the debt incurred in connection with the acquisition will take into account the Telefónica Group’s estimate of the value of O2 attributable to its operations in the Euro zone (Germany and Ireland) and the absence of perfect correlation between the value of the business in the United Kingdom and the exchange rate between the British pound and the euro, which suggested not to finance the total acquisition cost in British pounds.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS
AT DECEMBER 31, 2005

(in millions of euro, except percentages)

	MATURITY DATES							FAIR VALUE

	2006	2007	2008	2009	2010	Subsequent	Total	Underlying Debt	Associated Derivatives	TOTAL

EURO	10,300	577	332	2,123	2,040	10,235	25,606	20,554	6,387	26,941
Floating Rate	6,313	(286)	(426)	398	(338)	2,035	7,696	9,620	(1,864)	7,756
Spread-Ref Euribor	0.03%	(0.05)%	0.61%	1.27%	(1.25)%	0.54%	0.26%
Fixed Rate	3,979	855	750	325	2,154	7,000	15,063	8,075	8,094	16,169
Interest Rate	3.03%	5.10%	4.18%	5.73%	7.06%	3.91%	4.25%
Bounded Rate	8	8	8	1,400	224	1,200	2,848	2,860	157	3,016
Other European Currencies	(6,104)	—	308	515	567	—	(4,714)	141	(4,836)	(4,695)
Instruments in C2K	651	—	308	515	567	—	2,041	141	1,902	2,043
Floating Rate	717	—	—	0	361	—	1,078	—	1,077	1,077
Spread	—	—	—	0.05%	0.02%	—	0.01%
Fixed Rate	(66)	—	308	515	206	—	963	141	825	966
Interest Rate	1.90%	—	3.39%	3.15%	3.17%	—	3.32%
Instruments in GBP	(6,755)	—	—	—	—	—	(6,755)	—	(6,738)	(6,738)
Floating Rate	(6,755)	—	—	—	—	—	(6,755)	—	(6,738)	(6,738)
Spread	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	—	—	—	—	—
Interest Rate	—	—	—	—	—	—	—
AMERICA	861	1,779	1,245	1,449	920	2,167	8,421	9,250	(126)	9,124
Instruments in USD	(980)	183	515	973	361	1,748	2,800	8,738	(5,324)	3,414
Floating Rate	(615)	(136)	288	44	—	223	(196)	2,366	(2,472)	(106)
Spread	(0.57)%	(0.65)%	0.22%	(4.30)%	—	0.59%	(2.25)%
Fixed Rate	(365)	319	215	70	180	1,454	1,873	5,402	(3,011)	2,390
Interest Rate	1.02%	8.92%	7.10%	5.02%	9.93%	7.68%	9.23%
Bounded Rate	—	—	12	859	181	71	1,123	971	159	1,130
Instruments in ARS	439	93	—	—	—	0	531	18	505	524
Floating Rate	136	—	—	—	—	—	136	2	129	130
Spread	—	—	—	—	—	—	—
Fixed Rate	285	79	—	—	—	0	364	(16)	377	361
Interest Rate	7.88%	8.77%	—	—	—	10.38%	8.08%
Bounded Rate	18	14	—	—	—	—	32	32	—	32
Instruments in BRL	203	1,047	213	100	148	25	1,903	412	1,571	1,983
Floating Rate	203	1,047	213	100	148	25	1,736	412	1,409	1,821
Spread	(1.43)%	(0.30)%	(1.69)%	(3.62)%	—	2.69%	(0.72)%
Fixed Rate	167	—	—	—	—	—	167	0	161	162
Interest Rate	10.38%	—	—	—	—	—	10.38%
Instruments in CLP	442	100	217	80	—	—	839	(43)	871	827
Floating Rate	300	—	20	18	—	—	338	—	331	331
Spread	—	—	(0.28)%	(0.33)%	—	—	(0.03)%
Fixed Rate	142	100	197	62	—	—	501	(43)	539	496
Interest Rate	4.28%	4.45%	4.80%	5.07%	—	—	4.62%
Instruments in UFC	73	3	150	194	109	75	614	139	456	595
Floating Rate	70	—	—	—	106	—	176	111	58	169
Spread	0.08%	—	—	—	0.45%	—	0.30%
Fixed Rate	3	3	150	194	3	75	428	28	398	426
Interest Rate	6.49%	6.49%	2.57%	3.51%	6.49%	4.74%	3.45%
Instruments in PEN	262	215	16	11	23	196	723	353	384	736
Floating Rate	43	25	—	—	—	—	68	—	65	65
Spread	—	—	—	—	—	—	—
Fixed Rate	219	190	16	11	23	196	655	353	319	671
Interest Rate	6.10%	5.80%	7.94%	7.00%	6.07%	7.99%	6.64%
Instruments in COP	242	58	128	—	—	5	433	44	405	449
Floating Rate	97	—	0	—	—	0	97	0	96	96
Spread	0.00%	—	6.50%	—	—	6.50%	0.00%
Fixed Rate	146	58	128	—	—	5	337	44	308	352
Interest Rate	9.51%	8.79%	8.04%	—	—	9.50%	8.83%
Instruments in MXN	646	80	6	91	279	118	1,220	238	992	1,231
Floating Rate	702	13	3	88	277	—	1,083	279	808	1,086
Spread	(0.01)%	(0.66)%	(0.52)%	2.59%	0.60%	—	0.35%
Fixed Rate	(56)	67	3	3	2	118	137	(41)	185	144
Interest Rate	2.61%	7.93%	8.83%	8.83%	8.83%	9.25%	11.27%
Instruments in GTQ	5	—	—	—	—	—	5	(10)	14	5

	MATURITY DATES							FAIR VALUE

	2006	2007	2008	2009	2010	Subsequent	Total	Underlying Debt	Associated Derivatives	TOTAL

Floating Rate	15	—	—	—	—	—	15	—	14	14
Spread	—	—	—	—	—	—	—
Fixed Rate	(10)	—	—	—	—	—	(10)	(10)	—	(10)
Interest Rate	2.00%	—	—	—	—	—	2.00%
ASIA	1	(1)	0	0	—	1	1	291	(289)	2
Instruments in JPY	1	(1)	0	0	—	1	1	291	(289)	2
Floating Rate	1	0	0	0	—	1	2	148	(147)	2
Spread	3.79%	3.79%	3.79%	1.25%	—	3.79%	3.79%
Fixed Rate	0	(1)	—	—	—	0	(1)	143	(142)	0
Interest Rate	(1.64)%	2.16%	—	—	—	2.30%	3.76%
AFRICA	—	—	—	—	—	91	91	—	82	82
Instruments in MAD	—	—	—	—	—	91	91	—	82	82
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	91	91	—	82	82
Interest Rate	—	—	—	—	—	4.54%	4.54%
TOTAL	5,058	2,355	1,885	4,087	3,527	12,494	29,406	30,236	1,218	31,454
Total Floating Rate	1,227	663	98	648	554	2,284	5,474	12,937	(7,234)	5,704
Total Fixed Rate	3,805	1,670	1,767	1,180	2,568	8,938	19,928	13,437	8,135	21,572
Total Bounded Rate	26	22	20	2,259	405	1,271	4,003	3,862	316	4,179
EXCHANGE RATE OPTIONS	(15)	—	—	—	—	—	(15)	—	(15)	(15)
OTHER LIABILITIES	—	—	—	—	—	—	502	—	—	—
NET DEBT							29,887

     The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.

SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2005

DETAIL FOR INTEREST RATE SWAPS

(in millions of euro, except percentages)

	MATURITY DATES

	2006	2007	2008	2009	2010	Subsequent	TOTAL	Fair Value

EURO	0	(0)	(0)	—	—	—	0	74
Fixed to floating	—	—	(0)	—	—	—	(0)	(95)
Receiving leg	(334)	(241)	(740)	(497)	(196)	(139)	(2,147)	(2,159)
Average Interest Rate	2.51%	5.72%	4.69%	3.06%	3.06%	6.73%	4.07%
Paying leg	334	241	740	497	196	139	2,147	2,065
Average Spread	(0.12)%	0.05%	(0.62)%	(0.00)%	(0.00)%	(0.04)%	(0.23)%
Floating to fixed	—	—	—	—	—	—	—	178
Receiving leg	(330)	(615)	(1,199)	(326)	—	(5,000)	(7,469)	(7,493)
Average Spread	—	0.08%	(0.18)%	—	—	—	(0.02)%
Paying leg	330	615	1,199	326	—	5,000	7,469	7,671
Average Interest Rate	1.61%	4.81%	4.22%	3.55%	—	3.40%	3.57%
Floating to floating	0	(0)	—	—	—	—	0	(9)
Receiving leg	(28)	(57)	—	(300)	—	(92)	(477)	(448)
Average Spread	—	0.26%	—	0.63%	—	0.20%	0.47%
Paying leg	28	57	—	300	—	92	477	438
Average Spread	0.15%	0.33%	—	0.11%	—	0.10%	0.14%
CZK	—	—	—	—	—	—	—	2
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	—	—	(101)	(515)	(206)	—	(822)	(823)
Average Spread	—	—	0.03%	0.03%	0.01%	—	0.02%

	MATURITY DATES

	2006	2007	2008	2009	2010	Subsequent	TOTAL	Fair Value

Paying leg	—	—	101	515	206	—	822	825
Average Interest Rate	—	—	3.17%	3.15%	3.17%	—	3.16%
USD	—	—	—	—	—	—	—	(15)
Fixed to floating	—	—	—	—	—	—	—	2
Receiving leg	—	—	—	—	(551)	—	(551)	(556)
Average Interest Rate	—	—	—	—	4.71%	—	4.71%
Paying leg	—	—	—	—	551	—	551	554
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(14)
Receiving leg	—	(127)	(79)	(31)	(413)	(187)	(837)	(799)
Average Spread	—	0.73%	0.02%	—	—	—	0.11%
Paying leg	—	127	79	31	413	187	837	785
Average Interest Rate	—	5.98%	4.94%	4.34%	4.10%	4.34%	4.53%
BRL	—	—	—	—	—	—	—	0
Floating to fixed	—	—	—	—	—	—	—	0
Receiving leg	—	(21)	—	—	—	—	(21)	(21)
Average Spread	—	9.43%	—	—	—	—	9.43%
Paying leg	—	21	—	—	—	—	21	21
Average Interest Rate	—	—	—	—	—	—	—
MXN	—	—	—	—	—	—	—	2
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	(106)	(59)	(1)	(1)	(1)	—	(168)	(169)
Average Spread	(0.63)%	(0.83)%	(0.54)%	(0.54)%	(0.54)%	—	(0.70)%
Paying leg	106	59	1	1	1	—	168	171
Average Interest Rate	7.73%	7.94%	8.43%	8.43%	8.43%	—	7.82%

     The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2005. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	INTEREST RATE OPTIONS

	2006	2007	2008	2009	2010	2011+

Collars
Notional bought	7,512,651	7,512,651	19,285,889	2,259,446,375	11,773,238	70,639,428
Strike Cap	5.520%	5.520%	4.745%	3.725%	4.250%	4.250%
Strike Floor	5.415%	5.415%	3.941%	2.740%	3.000%	3.000%
Notional sold	—	—	—	—	—	1,500,000,000
Strike Cap	—	—	—	—	—	6.823%
Strike Floor	—	—	—	—	—	4.184%
Caps
Notional sold	7,512,651	7,512,651	19,285,889	2,559,446,375	11,773,238	70,639,428
Strike	7.000%	7.000%	6.237%	3.796%	5.750%	5.750%
Floors
Notional bought	—	—	—	2,247,673,137	—	—
Strike	—	—	—	0.010%	—	—
Notional sold	—	—	—	—	393,800,158	700,000,000
Strike	—	—	—	—	4.431%	2.146%

	FOREIGN EXCHANGE OPTIONS

	2006	2007	2008	2009	2010	2011+

Call USD / Put ARS
Notional bought options	212,919,154	—	—	—	—	—
Strike	2.9645	—	—	—	—	—
Notional sold options	312,081,925	—	—	—	—	—
Strike	3.1168	—	—	—	—	—
Put USD / Call ARS		—	—	—	—	—
Notional bought options	46,201,302	—	—	—	—	—
Strike	2.7200	—	—	—	—	—
Put USD / Call EUR		—	—	—	—	—
Notional bought options	1,380,494,535	—	—	—	—	—

	FOREIGN EXCHANGE OPTIONS

	2006	2007	2008	2009	2010	2011+
Strike	1.2108	—	—	—	—	—
Notional sold options	1,122,785,454	—	—	—	—	—
Strike	1.2644	—	—	—	—	—
Call USD / Put MXN		—	—	—	—	—
Notional bought options	77,731,627	—	—	—	—	—
Strike	11.4550	—	—	—	—	—
Notional sold options	77,731,627	—	—	—	—	—
Strike	12.4550	—	—	—	—	—

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS
AT DECEMBER 31, 2004

(in millions of euro, except percentages)

	MATURITY DATES							FAIR VALUE

	2005	2006	2007	2008	2009	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL

EURO	5,754	2,125	534	775	1,286	4,960	15,434	12,152	4,432	16,584

Floating Rate	(3)	6	(286)	(47)	(2)	137	(195)	2,606	(2,777)	(171)
Spread-Ref Euribor	(776.70)%	34.24%	(0.05)%	5.36%	(72.67)%	3.12%	(12.95)%	—	—	—
Fixed Rate	5,309	2,111	812	814	788	4,599	14,433	8,808	6,736	15,544
Interest Rate	4.58%	3.97%	5.27%	4.16%	4.24%	6.07%	4.96%	—	—	—
Bounded Rate	448	8	8	8	500	224	1,196	738	473	1,211

AMERICA	201	741	741	1,055	908	1,635	5,281	8,492	(2,761)	5,730

Instruments in USD	(1,777)	24	316	235	629	1,600	1,027	7,707	(6,232)	1,474
Floating Rate	(699)	(155)	45	73	—	(5)	(741)	2,548	(3,239)	(690)
Spread	(0.33)%	(0.66)%	3.81%	1.20%	—	(10.38)%	(0.87)%	—	—	—
Fixed Rate	(428)	179	271	152	61	1,387	1,622	5,158	(3,155)	2,004
Interest Rate	7.34%	9.77%	9.43%	7.24%	5.02%	7.89%	8.33%	—	—	—
Instruments in ARS	134	59	55	—	—	—	248	89	127	217
Floating Rate	66	16	1	—	—	—	82	18	64	82
Spread	—	2.40%	—	—	—	—	0.47%	—	—	—
Fixed Rate	68	43	54	—	—	—	165	71	63	135
Interest Rate	8.83%	8.64%	9.27%	—	—	10.38%	8.92%	—	—	—
Instruments in BRL	493	308	117	544	49	9	1,520	307	1,243	1,550
Floating Rate	15	260	117	544	49	9	994	307	671	977
Spread	(7.68)%	(0.95)%	(2.06)%	(0.50)%	(5.59)	—	(1.16)%	—	—	—
Fixed Rate	478	48	—	—	—	—	526	—	573	573
Interest Rate	15.68%	—	—	—	—	—	14.26%	—	—	—
Instruments in CLP	241	11	80	173	63	—	568	(137)	697	560
Floating Rate	368	—	—	16	14	—	398	—	396	396
Spread	—	—	—	(0.28)%	(0.33)%	—	(0.02)%	—	—	—
Fixed Rate	(127)	11	80	157	49	—	170	(137)	302	164
Interest Rate	3.42%	3.30%	4.45%	4.80%	5.07%	—	5.66%	—	—	—
Instruments in UFC	391	27	2	83	151	12	666	230	458	689
Floating Rate	300	25	—	81	—	—	406	97	306	403
Spread	0.03%	0.33%	—	0.95%	—	—	0.23%	—	—	—
Fixed Rate	91	2	2	2	151	12	260	133	152	285
Interest Rate	6.74%	6.49%	6.49%	6.49%	3.50%	6.17%	4.83%	—	—	—
Instruments in PEN	393	119	75	14	10	12	623	210	415	626
Floating Rate	137	2	—	—	—	—	139	—	136	136
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	256	117	75	14	10	12	484	210	279	490
Interest Rate	5.08%	6.06%	6.33%	7.94%	7.00%	5.00%	5.63%	—	—	—
Instruments in COP	133	101	30	—	—	—	264	38	213	251
Fixed Rate	129	5	—	—	—	—	134	28	94	122
Interest Rate	0.35%	4.00%	—	—	—	—	0.50%	—	—	—
Fixed Rate	4	96	30	—	—	—	130	10	119	128
Interest Rate	15.00%	9.65%	10.55%	—	—	—	10.01%
Instruments in MXN	192	92	66	6	6	2	364	46	316	363
Floating Rate	88	3	11	3	3	1	109	—	107	107
Spread	(0.37)%	(0.52)%	(0.66)%	(0.52)%	(0.52)%	(0.52)%	(0.41)%	—	—	—
Fixed Rate	104	89	55	3	3	1	255	46	209	255
Interest Rate	8.09%	7.75%	7.93%	8.83%	8.83%	8.83%	7.96%	—	—	—
Instruments in GTQ	1	—	—	—	—	—	1	1	—	1
Fixed Rate	1	—	—	—	—	—	1	1	—	1
Interest Rate	10.50%	—	—	—	—	—	10.50%	—	—	—

ASIA	(2)	—	1	—	—	—	(1)	327	(326)	1

Instruments in JPY	(2)	—	1	—	—	—	(1)	327	(326)	1
Floating Rate	0	0	1	—	—	—	1	185	(184)	1

	MATURITY DATES							FAIR VALUE

	2005	2006	2007	2008	2009	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL

Spread	3.79%	3.79%	3.79%	—	—	—	3.79%	—	—	—
Fixed Rate	(2)	—	—	—	—	—	(2)	142	(142)	(0)
Interest Rate	—	—	—	—	—	—	—

AFRICA	31	—	—	—	—	—	31	—	31	31

Instruments in MAD	31	—	—	—	—	—	31	—	31	31
Fixed Rate	—	—	—	—	—	—	31	—	31	31
Interest Rate	4.23%	—	—	—	—	—	4.23%	—	—	—

TOTAL	5,984	2,866	1,276	1,830	2,194	6,594	20,745	20,971	1,376	22,347

Total Floating Rate	401	162	(111)	670	64	142	1,328	5,789	(4,425)	1,364
Total Fixed Rate	5,785	2,696	1,379	1,142	1,062	6,011	18,075	14,444	5,166	19,611
Total Bounded Rate	(202)	8	8	18	1,068	442	1,342	738	634	1,372

EXCHANGE RATE OPTIONS	(25)	—	—	—	—	—	(25)	—	(25)	(25)

OTHER LIABILITIES							268

NET DEBT							20,982

     The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.

SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2004

DETAIL FOR INTEREST RATE SWAPS

(in millions of euro, except percentages)

	MATURITY DATES

	2005	2006	2007	2008	2009	Subsequent	TOTAL	Fair Value

EURO	—	—	(0)	(0)	—	—	—	(123)

Fixed to floating	—	—	—	(0)	—	—	(0)	(233)

Receiving leg	(1,085)	(34)	(241)	(640)	3	(135)	(2,132)	(2,360)
Average Interest Rate	2.23%	5.77%	5.72%	4.94%	6.37%	6.74%	3.77%	—
Paying leg	1,085	34	241	640	(3)	135	2,132	2,126
Average Spread	(0.01)%	(0.51)%	0.05%	(0.71)%	0.11%	(0.04)%	(0.21)%	—

Floating to fixed	—	—	(0)	—	—	—	(0)	131

Receiving leg	(1,905)	(1,130)	(615)	(1,199)	(326)	(1,550)	(6,725)	(6,736)
Average Spread	0.00%	—	0.08%	(0.18)%	—	—	(0.03)%	—
Paying leg	1,905	1,130	615	1,199	326	1,550	6,725	6,867
Average Interest Rate	0.65%	2.94%	4.81%	4.22%	3.55%	3.90%	2.94%	—

Floating to floating	—	—	(0)	—	—	—	(0)	(21)

Receiving leg	(290)	(28)	(57)	—	(300)	(92)	(767)	(794)
Average Spread	0.34%	—	0.26%	—	0.63%	0.20%	0.42%	—
Paying leg	290	28	57	—	300	92	767	773
Average Spread	0.29%	0.15%	0.33%	—	0.11%	0.10%	0.20%	—
USD	—	—	—	—	—	—	—	(43)

Fixed to floating	—	—	—	—	—	—	—	(60)

Receiving leg	(758)	—	—	—	—	(477)	(1,235)	(1,296)
Average Interest Rate	7.31%	—	—	—	—	4.71%	6.30%	—
Paying leg	758	—	—	—	—	477	1,235	1,236
Average Spread	0.53%	—	—	—	—	—	0.33%	—

Floating to fixed	—	—	—	—	—	—	—	17

Receiving leg	(132)	(44)	(44)	(49)	(27)	(519)	(815)	(813)
Average Spread	0.01%	0.08%	0.08%	0.08%	—	—	0.01%	—
Paying leg	132	44	44	49	27	519	815	830
Average Interest Rate	2.62%	6.63%	6.63%	5.37%	4.34%	4.17%	4.27%	—

BRL	—	—	—	—	—	—	—	(0)

Floating to fixed	—	—	—	—	—	—	—	(0)

Receiving leg	(398)	—	—	—	—	—	(398)	(456)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	398	—	—	—	—	—	398	455
Average Interest Rate	15.55%	—	—	—	—	—	15.55%	—

MXN	—	—	—	—	—	—	—	(0)

Floating to fixed	—	—	—	—	—	—	—	(0)

Receiving leg	(47)	(88)	(49)	(1)	(1)	(1)	(187)	(186)
Average Spread	(0.06)%	(0.63)%	(0.83)%	(0.54)%	(0.54)%	(0.54)%	(0.54)%	—
Paying leg	47	88	49	1	1	1	187	186
Average Interest Rate	9.43%	7.73%	7.94%	8.43%	8.43%	8.43%	8.22%	—

     The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2004. Options are identified by notional amount and average strike price and are classified by both type and maturity.

	INTEREST RATE OPTIONS

	2005	2006	2007	2008	2009	2010+

Collars
Notional bought	3,385,015,018	—	—	60,101,210	2,134,160,487	1,591,770,061
Strike Cap	2.483%	—	—	5.520%	3.694%	6.675%
Strike Floor	2.259%	—	—	5.415%	2.740%	4.416%
Caps
Notional sold	3,385,015,018	—	—	60,101,210	2,434,160,487	91,770,061
Strike	2.941%	—	—	7.000%	4.628%	5.750%
Floors
Notional sold	1,400,000,000	—	—	—	—	1,071,097,628
Strike	2.400%	—	—	—	—	2.914%
Notional bought	400,000,000	—	—	—	—	—
Strike	2.125%	—	—	—	—	—

	FOREIGN EXCHANGE OPTIONS

	2005	2006	2007	2008	2009	2010+

Call USD / Put ARS
Notional bought options	199,397,988	—	—	—	—	—
Strike	3.0726%	—	—	—	—	—
Notional sold options	176,973,309	—	—	—	—	—
Strike	3.5036%	—	—	—	—	—
Put USD / Call ARS
Notional bought options	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional sold options	209,102,840	—	—	—	—	—
Strike	2.8914%	—	—	—	—	—
Call USD / Put EUR
Notional bought options	181,337,640	—	—	—	—	—
Strike	1.3315%	—	—	—	—	—
Notional sold options	40,378,827	—	—	—	—	—
Strike	1.3354%	—	—	—	—	—
Put USD / Call EUR
Notional bought options	1,054,254,460	—	—	—	—	—
Strike	1.3255%	—	—	—	—	—
Notional sold options	671,756,846	—	—	—	—	—
Strike	1.3588%	—	—	—	—	—

Interest Rate Risk

     The Telefónica Group’s financial expenses are exposed to variations in interest rates. In 2005, the short-term interest rate indices with respect to which the greatest portions of the Telefónica Group’s debt were exposed, were principally Euribor, the Brazilian SELIC rate, U.S. dollar Libor and the Chilean UF. At December 31, 2005, 55% of the Telefónica Group’s total debt (or 66% of its long-term debt) had its interest rate fixed for a period exceeding one year. Of the remaining 45% of the Telefónica Group’s total debt (floating or fixed-rate debt with maturity within one year), 14 percentage points (or 16% of the Telefónica Group’s long-term debt) had its rate bounded for a period exceeding one year, whereas at December 31, 2004, 83% of the Telefónica Group’s long-term debt had its rate fixed.

     New debt incurred in 2005 has also resulted in exposure to the interest rates prevailing at the time of issuance of such debt or at the time such debt was hedged. For example, we entered into interest rate swaps to fix the financial expenses related to our €6 billion syndicated loan. In addition, changes in interest rates affect the actuarial (loss)/gain from pension liabilities that we recognize. The decrease in interest rates in 2005 has resulted in an increase in the value of those liabilities.

     In 2005, the Telefónica Group’s net financial expense was €1.634 billion, a decrease of 0.3% from 2004. Excluding the impact of variations in foreign exchange rates, the Telefónica Group’s net financial expense would have been €1.796 billion in 2005 compared to €1.462 billion in 2004, or an increase of 22.9% compared to 2004. This increase was mainly due to the fact that the Telefónica Group’s total average net debt (€29.533 billion at December 31, 2005, including pension commitments) increased 18.6% at December 31, 2005 compared to December 31, 2004. The remainder of the increase is due to the variation of interest rates in Brazil (an average Selic rate of 19.14% in 2005 compared to 16.38% in 2004) and the increase in debt denominated in Latin American currencies following the acquisition of the former BellSouth mobile operators in October 2004 and January 2005. Net financial expense in 2005 represented 5.5% of the Telefónica Group’s average total net debt for the year (6.1% excluding the impact of variations in foreign exchange rates).

     Telefónica financed the acquisition of O2 through an £18.5 billion syndicated loan facility, which was reduced to £18 billion pursuant to a modification. Our borrowings under this syndicated loan facility have increased the Telefónica Group’s exposure to interest rate fluctuations. In January 2006, Telefónica refinanced the loan in part by issuing approximately €4 billion and £1.25 billion in long-term debt with the aim of extending the average maturity of its debt and with fixed interest rates similar to those used for purposes of Telefónica’s estimated valuation of O2 in connection with its acquisition.

Share Price Risk

     The Telefónica Group is exposed to equity risks due to movements in the price of our Telefónica shares as a result of our share buy-back program, which was announced in October 2003 and renewed in April 2005 for an estimated amount of €6 billion up to and including 2007. This renewal is subject to the Telefónica Group’s cash flow generation and to the evolution of the price of Telefónica shares.

     At December 31, 2005, Telefónica, S.A. owned over 136 million of its shares and held options to purchase an additional 56 million shares, which were exercisable during the first quarter of 2006. This strategy seeks to protect against share price increases which make share repurchases more expensive and therefore limit the amount of shares that we can purchase given that the buy-back program is subject to a pre-set maximum amount we can spend. Pursuant to this strategy, the Telefónica Group can sustain a maximum economic loss equal to the premium paid for the option to purchase shares in the event that, upon expiration of the exercise period, the price of Telefónica’s shares is below the exercise price. Notwithstanding, in that case, Telefónica could buy its shares in the market for such lower price.

     Telefónica also remains susceptible to variations in the price of the shares it owns in companies in which it has made investments, especially to the extent that these companies are not part of the Telefónica Group’s core business and may be subject to divestment. For example, in 2005, we sold a 25% stake in Endemol for approximately €281.3 million, resulting in pre-tax gains of €55.6 million.

Liquidity Risk

     The Telefónica Group seeks to adjust the maturity profile of its debt to its cash flow generation ability so as to comfortably repay its debt obligations. In practice, this implies the two following criteria:

1.	The average maturity of the Telefónica Group’s debt must exceed the time required to repay that debt, assuming that internal projections are fulfilled and that all cash flows generated are assigned to repayment of debt rather than to dividend payments or acquisitions.

2.	The Telefónica Group must be able to pay for all of its commitments in the following 12 months, without having to incur additional debt (although supported by the credit lines committed by financial institutions), assuming compliance with the Telefónica Group’s budget.

     With respect to the first criterion, at December 31, 2005, the average maturity of the Telefónica Group’s net financial debt of €30.066 billion was 5.0 years. For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “Presentation of Financial Information—Non-GAAP Financial Information—Net Financial Debt.” Thus, the

Telefónica Group would need to generate more than €30 billion during the five years ended December 31, 2010 in order to be able to repay all debt that has a longer average maturity.

     With respect to the second criterion, as at December 31, 2005, the aggregate amount of debt maturing in 2006 (€9.066 billion including derivatives) is less than the Telefónica Group’s estimated availability of funds, calculated as the sum of: (i) cash and cash equivalents and temporary financial investments at December 31, 2005 of €3.561 billion (€2.213 billion in cash and cash equivalents and €1.348 billion in temporary financial investments); (ii) the annual cash flow generation estimated for 2006; (iii) available credit lines committed by financial institutions with initial maturities exceeding one year or with the possibility of being extended at Telefónica’s option (an aggregate of €3.029 billion at December 31, 2005, including Cesky Telecom and Endemol BV); and (iv) €1.264 billion line of credit with an initial maturity exceeding one year or with the possibility of being extended at Telefónica’s option, which was used to finance in part the purchase of shares of O2 and which may be made available by refinancing them with syndicated loan of €18.5 billion dedicated to the acquisition of that company. Our estimated availability of funds in 2006 is expected to permit the payment of the minimum dividend of €0.50 per share (for an aggregate of approximately €2.4 billion) and for the continuation of the share buy-back program. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D.—Risk Factors”.

     In light of our acquisition of substantially all of the shares of O2 in 2006, assuming the exercise of Telefónica’s option described in (iii) and (iv) above, the amount of debt maturing in 2007 would be £2.175 billion (approximately €3.175 billion). This is due to the fact that Telefónica was able to cancel a part of the syndicated loan related to the acquisition given that (i) the acquisition cost was £17.9 billion, (ii) the company received exchange requests of shares of O2 for loan notes and (iii) the company issued long-term bonds in January 2006 in an aggregate principal amount of €4.0 billion and £1.250 billion. As a result, the syndicated loan amounts to £14.175 billion, of which only £2.175 billion cannot be extended beyond October 2007.

     If we add to this amount the debt scheduled to mature in 2007 (approximately €2.4 billion), this would result in an aggregate principal amount of €5.5 billion maturing in 2007, which is similar to the aggregate principal amount scheduled to mature in 2006 (minus anticipated available funds). This amount will be affected by the outcome of the refinancing processes that is expect to take place during 2006. This process will have two opposite effects:

  an increase in the aggregate principal amount scheduled to mature in 2007 due to the short-term refinancing of part of the debt that is scheduled to mature in 2006 (especially commercial paper); and

  a reduction in the aggregate principal amount scheduled to mature in 2007 because of the new long-term financing incurred (bonds and loans) that will be mainly used to refinance the syndicated loan related to the acquisition of O2.

     The obtaining of new long-term financing is exposed to the risks that generally characterize financial markets, both in terms of volume and costs. The potential variation in costs is not only due to the applicable reference rates (treasury bonds or spot rates), but also to the variation in the credit spread to be paid on them.

     If the Telefónica Group’s operations generate the cash flows forecasted by the Group, we would expect to be able to satisfy during the latter part of 2006 the second criterion (relating to repayment of commitments in 12 months) with respect to the aggregate principal amount of debt scheduled to mature in 2007. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D.—Risk Factors”.

Country Risk

     Sovereign risk perception (measured by credit spreads) of the Latin American region ended 2005 below 280 basis points, the lowest level in history, as a result of several macroeconomic milestones. For a discussion of the macroeconomic environment in Latin America in 2005, see “Item 5 — Operating and Financial Review and Prospects — Operating Environment — Operating Environment by Country.”

     In 2005, some governments in the region took advantage of the existing excess liquidity and the demand for emerging market risk, to exchange external for internal debt under favorable conditions (Argentina, Colombia and Peru) or to repurchase negotiable instruments issued in external markets (Argentina, Brazil, Mexico, Panama and Peru) so as to extend maturities of the long-term debt and thus increase the percentage of external debt denominated in local currency (particularly in the cases of Mexico and Brazil).

     These measures have led to the lowest levels of country risk premium in history and to a 4% appreciation of the real effective exchange rate of the region relative to the rest of the world’s currencies and more moderate public debt ratios (approximately 46% of GDP at December 31, 2005). This has strengthened investor confidence and investment rates have returned to levels in 1998, prior to the sharp economic downturn that lasted until 2002.

     Even though macroeconomic conditions were generally stable in 2005 certain risks are still present at the microeconomic level. Such risks involve the high degree of regulatory discretion, the amount of bureaucratic procedures applicable to business enterprises and the rigidity of certain markets for factors of production. Similarly, additional reforms are needed with respect to the tax, education and health systems.

     Despite the improvements in sovereign risk perception and the positive outlook for the region, we continue to monitor closely any unexpected loss in value of our Latin American assets due to social, economic or political instability. To monitor our country risk we continue to follow two basic guidelines:

1.	To partially match our Latin American assets with liabilities of our Latin American companies that we do not guarantee so that any loss in such assets would be partially offset by a reduction in liabilities; and

2.	To repatriate funds generated by our Latin American operations, when it is not expected that these funds would generate profits in the relevant country in the near future.

     In accordance with the first guideline, at December 31, 2005 the Telefónica Group’s Latin American companies had net financial debt (calculated as described above) of €2.716 billion that is not guaranteed by the Telefónica Group’s Spanish companies, of which €1.583 billion corresponds to Brazil and €760 million corresponds to Argentina. This represents 9% of the Group’s net financial debt at that date.

     In connection with the acquisition of the former BellSouth mobile operators by the Telefónica Group, Telefónica, S.A. guaranteed certain debt of some of these companies. Part of this debt has been refinanced without guarantees by Telefónica, S.A. For example, in December 2005, the Chilean mobile operator acquired from BellSouth entered into a loan of approximately $180 million (with no guarantee by Telefónica, S.A.) in order to refinance another loan guaranteed by Telefónica, S.A. For this reason, the amount of this loan is included in the external debt of the Telefónica Group that is not guaranteed by Telefónica, S.A. presented above (even though the refinancing did not occur until the beginning of January). Additionally, during 2005 and the beginning of 2006, the mobile operator acquired from BellSouth in Peru has refinanced, with no guarantee from Telefónica, S.A., a loan in an amount of $200 million that was guaranteed by Telefónica, S.A. whose outstanding aggregate principal amount of $163 million was not included in the external debt of the Telefónica Group that is not guaranteed by Telefónica, S.A. at December 31, 2005 presented above.

     Also as an exceptional measure, Telefónica, S.A. has guaranteed a program for the issuance of Certificados Bursátiles for an amount up to 12 billion Mexican pesos of its indirect subsidiary Telefónica Finanzas de México, S.A. de C.V. The issued aggregate principal amount under this program at December 31, 2005 amounted to 5 billion Mexican pesos (approximately €383 million). Since January 1, 2006, new issuances have increased the outstanding amount under such program to 11.5 billion Mexican pesos (approximately €912 million), which is not included in the external debt of the Telefónica Group guaranteed by Telefónica, S.A. presented above. Likewise, the amount of external debt of the Telefónica Group guaranteed by Telefónica, S.A. presented above has not been reduced by the cash available for use at December 31, 2005 that has been obtained from such issuances). The exceptional factors that have led Telefónica, S.A. to guarantee such debt are:

  the difficulty in making contributions from the Telefónica Group, both in the form of capital contributions (due to the existence of a minority shareholder) and as intragroup loans (due to tax inefficiency);

  the inability to obtain external financial resources for the required amount at a reasonable cost, given the extended expansion stage in which the company involved, which corresponds to a phase of negative operating results due to its intense commercial activity and the substantial investment in infrastructure; and

  the possibility of legally implementing the guarantee with no need to provide for structural subordination to the other creditors of Telefónica (from the point of view of the credit rating agencies).

     With regard to fund repatriation, in 2005 a net amount of €1.490 billion was received from Latin America (€1.684 billion excluding Mexico), the largest part in the form of dividends (€884 million) and the rest in the form of interest and principal from loans granted to Latin American subsidiaries and management fees. On the other hand, the flow of funds to Mexico was due to Telefónica Móviles; need to make tangible investment, which totaled €261 million, and operating investments resulting from a negative OIBDA of €159 million.

     The contribution to OIBDA of Telefónica, S.A. from different countries has been impacted by the acquisition of the former BellSouth mobile operators in Chile and Argentina in January 2005 and the acquisition of a majority stake in Cesky Telecom. In terms of contribution, the most important countries were in the Euro zone with a contribution of 61.8%, followed by Brazil (18.5%), Argentina (4.7%), Chile (4.2%), Venezuela (3.9%), Peru (3.8%) and the Czech Republic (3%).

Derivative Policy

     At December 31, 2005, our notional amount of outstanding derivatives with external counterparties amounted to €58.134 billion. This amount reflects the fact that derivatives may be applied several times on the same underlying item for an amount equal to such underlying item’s face value. For example, a debt denominated in foreign currency may be converted to floating rate debt in euro, and then, for each of the interest rate periods an interest rate may be fixed by using a fixed rate agreement. Even if we consider only the underlying item’s face value, it is necessary to take extreme care in the use of derivatives so as to avoid potential problems as a result of errors or due to lack of full knowledge about the real position and its risks. Our policy with respect to the use of derivatives places emphasis on the following points:

i.	Existence of a clearly identified underlying item on which the derivative is applied.

Among the acceptable underlying items are financial results, income and cash flows both in local currencies or in currencies other than the local one. These flows can be contractual (such as debt and interest payments and accounts payable in foreign currency) or reasonably certain or foreseeable (capital expenditures program, future debt issuances and commercial paper programs). The consideration as an underlying item in the previously mentioned cases will not depend on whether such item satisfies the criteria required by the accounting rules to be treated as a hedged item as happens, for example, in the case of certain intercompany transactions. In the case of the parent company of the Group, Telefónica, S.A., we can consider as an underlying item the investment held in a subsidiary with a functional currency that is not the euro.

The hedges designed with an economic rationale, that is, which have been assigned an underlying item and that under certain circumstances can compensate the variations in value of the underlying item, do not always fulfill the requirements and efficiency tests established by the different accounting rules to be treated as hedges. The decision to maintain hedges once it has been assessed that they do not fulfill the efficiency test or when they do not meet certain criteria will depend on the marginal variability that these hedges can cause on the income statement and therefore the difficulty they pose when following the principle of income statement stability. Notwithstanding this, the results are recorded in the profit and loss account.

ii.	Matching the underlying item and one side of the derivative.

This matching is especially sought for the foreign currency debt and derivatives hedging payments in foreign currencies of the subsidiaries in the Telefónica Group, as a way of eliminating the risk of variations of interest rates in foreign currency. Nevertheless, even when a perfect hedge of the flows is sought, the scarcity of liquidity of certain markets, especially those associated with Latin American countries, has led historically to poor adjustments between the features of the hedges and the underlying debts. The Telefónica Group intends to reduce these imperfect matches as long as this objective does not involve disproportionate transaction costs. In this sense, if the match is not perfect due to the above-mentioned reasons, we will seek to modify the financial duration of the underlying item in foreign currency so that the interest rate risk in foreign currency is minimized.

In certain cases, the accounting definition of the underlying item to which the derivative is assigned doesn’t match the time horizon of an underlying contract.

iii.	Coincidence between the company that contracts the derivative and the company that owns the underlying item.

In general, we will look for a situation in which the hedging derivative and the hedged item or the risk we expect to be hedged are in the same company. Nonetheless, on some occasions, the hedges have been implemented by holding companies (for example, Telefónica, S.A, Telefónica Móviles, S.A and Telefónica Internacional, S.A.) of the companies where the underlying item is recorded. This has led to a situation in which the operations did not fulfill the hedging criteria required by the accounting rules and so their result has been recorded in the profit and loss account. The main reasons for the separation between the hedge and the underlying item have been the possibility of differences in the legal validity of local hedges as opposed to international validity (as a consequence of unforeseen legal modifications) and the different credit quality of the counterparties (of the companies in the Telefónica Group involved as well as that of the banking institutions).

iv.	Ability to carry out the valuation of the derivative by using calculation systems available to the Telefónica Group.

Telefónica uses several tools for the valuation and risk management of derivatives and debt. These include the Kondor+ system, licensed by Reuters, which is widely used among diverse financial institutions, as well as the specialized financial library, the MBRM financial library.

v.	Sale of options only when there is an underlying exposure.

The sale of puts or call options is only permitted when: (i) there exists an underlying exposure (recorded on our balance sheet or associated with a highly probable external cash flow) that offsets the potential loss of exercising the option, or (ii) the option is included in some structure where there exists another derivative that can compensate the loss. Similarly, options may be sold that are part of option structures where the net premium is larger or equal to zero at the time of contracting.

For example, it is feasible to sell short-term options on interest rate swaps that give the counterparty the right to enter a swap that receives a certain fixed rate, lower than the prevailing rate at the time of the sale. In this manner, if interest rates decline, Telefónica would earn the premium and transform part of its debt from floating to fixed at levels below the initial ones.

vi.	Hedge Accounting.

Risks with hedges that qualify for hedge accounting (that is, hedges where there exists a symmetry between the underlying item and the hedge operation) are mainly:

The fluctuation of market interest rates (whether the market rate, the credit spread or both), which has an influence in the valuation of the underlying item or in the determination of the cash flows it generates.

The variation of the exchange rate, which modifies the valuation of the underlying item in terms of the company’s functional currency and which has an influence in the cash flow determination in terms of the functional currency.

  The oscillation in the volatility associated with any financial variable, financial asset or liability that modifies the valuation or the cash flow determination of debts and investments with implicit options, whether or not these are separable.

  The change in the valuation of any financial asset, especially shares of companies that are within the available-for-sale portfolio.

     As for the underlying item:

  Hedges can be implemented for the totality or for a part of such item.

  The risk being hedged might be the whole term of the operation or just a temporary fraction of it.

  The underlying item can be: (i) a highly probable future transaction; (ii) a contractible underlying item (such as a loan, a payment in foreign currency, an investment or a financial asset); or (iii) a combination of both giving rise to a more extended term definition of underlying item. Thus, hedges have longer maturity than the underlying items with which they are associated. This happens when Telefónica enters long-term swaps, caps or collars to protect itself against interest rate increases that could cause an increase in financial expenses generated by payables, commercial paper and certain floating rate loans with maturity earlier than that of the hedge. These financing operations are likely to be renewed at a floating rate. Also, the company commits to this renewal when it defines the underlying item in a much more general way, that is, as a financing program at floating rates whose maturity matches the maturity of the hedge.

     Hedges might be of the following types:

  Fair value hedges.

  Effective cash flow hedges, for any value of the risk being hedged (e.g., interest rate risk or foreign exchange risk) or for a range of value associated with such risk (such as interest rates within 2% and 4% or interest rates above 4%). In this last case, we will use options as the hedging instrument, and we will only recognize as an effective hedge the intrinsic value of the option, recognizing variations in the time value of the option to the profit and loss account.

  Net investment hedges linked to consolidated subsidiaries of the Telefónica Group. In general, these will be carried out by Telefónica, S.A. and the rest of holding companies in the Telefónica Group. Whenever possible, real debt in foreign currency will be used for these hedges. Nonetheless, on many occasions, this will not be possible for many Latin American currencies, since non-resident companies cannot issue debt in those currencies as they are non-convertible. Similarly, it might be the case that the liquidity of the debt market in terms of that particular currency is not sufficient enough in relation to the objective of the hedge (e.g., the Czech crown or British pound) or that an acquisition is accomplished by means of accumulated cash instead of raising funds in the capital markets. In these cases, both forwards and cross-currency swaps will be used as hedging instruments to hedge the net investments. For cross-currency swaps where we pay foreign currency at a fixed rate, we will use the forward method (the interest differential and the variations in the value of the derivative due to movements in interest rates are accounted for as reserves). For cross-currency swaps where we pay foreign currency at a floating rate, we will use the spot method (the interest differential and the variations in the value of the derivative due to movements in interest rates are accounted for in the profit and loss account). As an exception to this general rule, for those currencies where the interest rate differential is high with respect to the euro (e.g., Brazil), short-term structures are chosen (approximately one year), and the spot method is used even if cross-currency swaps for paying foreign currency at a floating rate have been contracted so as to make the comprehension of the income statement easier. For hedges with forwards, we analyze each case currency-by-currency. Due to technical market reasons or due to a potential change in foreign-exchange risk perception, we could reverse in advance the designation of the hedge independently of its maturity. Similarly, for those hedging positions with near maturity (within three months) and as a result of technical reasons such as liquidity and the size of the market, maturity can be anticipated (by taking the opposite position or unwinding the derivative in the market) if it has been decided to renew the hedge. In this case, the hedge designation would be revoked and it would be considered similar to the maturity of the hedge. On the other hand, we could also carry out in advance the rollover of the hedge, revoking the designation of the first one so as to design the second one. On some occasions, the renewal of the hedge with derivatives could be implemented through debt instruments in foreign currency.

  Hedges can be made up of a set of derivatives.

  The management of accounting hedges does not need to be static. That is, the hedging relationship does not need to remain unchanged until the end of the hedge, but it could be altered in order to perform an adequate management so as to adhere to stated principles of stabilizing cash flows and financial results, and protecting the value of our own resources. Therefore, a hedge designation could be revoked before its maturity as a result of a change in the underlying item or as a consequence of a change in the risk perceived with respect to the underlying item. The derivative instruments included in those hedges could be reassigned to other potential new hedges. These will need to be well-documented and fulfill applicable efficiency tests.

     Our risk management guidelines are issued by the corporate finance area of the Telefónica Group and implemented by the financial managers of the companies in the Telefónica Group, ensuring they are in line with the individual interests of the relevant company and those of the Telefónica Group. The corporate finance area of the Telefónica Group may authorize exceptions to this policy for justified reasons, including the low level of liquidity of the markets with respect to clearly limited and reduced risks. Similarly, the incorporation of new companies in the Telefónica Group as a result of acquisitions or mergers requires an adaptation period.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

     (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Mr. Antonio Massanell, the chairman of our Audit and Control Committee, meets the requirements of an “audit committee financial expert” as defined by the SEC.

B. CODE OF ETHICS

     We have adopted a code of ethics (Normas de Conducta Para Financieros Grupo Telefónica), applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions within the Telefónica Group. A copy of our code of ethics is filed as an Exhibit to this Annual Report.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The fees accrued for the fiscal year 2005 from the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L., our auditors, belong, amounted to €14.84 million. The fees accrued for the fiscal year 2004 from the various member forms of the Deloitte Touche Tohmatsu international organization, to which Deloitte, S.L., our auditors during that year, belong, amounted to €13.26 million. These fees include the total amounts of the Spanish and foreign companies in which the Telefónica Group has effective control or joint control with third parties.

	For the year ended December 31,

	2005	2004

	(in millions of euro)
Audit Fees	12.54	11.00
Audit-Related Fees(1)	0.61	1.16
Tax Fees(2)	0.31	0.23
All Other Fees(3)	1.38	0.87

Total Fees	14.84	13.26

(1)	Audit-Related Fees: The services included under this caption are basically due diligence services related to business combinations, review of information required by the different regulatory authorities and attestation services related to financial reporting that are not required by statute or regulation.

(2)	Tax Fees: The services included under this caption are, among others, consultancy and tax advising, review of tax returns, studies of transference prices, tax reviews and issuance of tax opinions required by local regulations.

(3)	All Other Fees: The services included under this caption are assistance in relation to the Sarbanes-Oxley Act, improvement and consolidation of Internet portals, process consulting related to project implementation and quality assurance and revision of operating procedures related to security.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of Fiscal Year	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (euros)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1) (2)

January 1 to January 31	12,065,043	13.44	11,440,421
February 1 to February 28	41,463,332	6.00	27,718,807
March 1 to March 31	1,300,000	13.50	129,787
April 1 to April 30	18,829,787	13.28	—
May 1 to May 31	—	—	—
June 1 to June 30	16,963,451	13.56	16,963,451
July 1 to July 31	18,229,268	13.61	18,229,268
August 1 to August 31	17,225,000	13.74	17,225,000
September 1 to September 30	11,829,486	13.65	11,829,486
October 1 to October 31	12,723,831	13.65	12,723,831
November 1 to November 30	70,850,000	12.78	65,273,777
December 1 to December 31	8,559,672	12.55	—

Total	230,038,870	11.92	181,533,828

(1)	(The number of shares of the treasury stock at the end of year 2005 amounted to 136,647,061 (207,245,179 at the end of year 2004).

(2)	All purchases listed are related to our announcement in 2003 of our commitment to dedicate a minimum of €4 billion to the acquisition of our treasury stock over the 2003-2006 period, subject to free cash flow generation and our share price. Consistent with our commitment to shareholder remuneration, in April 2005 we announced our decision to execute a renewed and extended €6 billion share buyback program until 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Please see pages F-1 through F-146.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association (English translation)
4.1	Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A dated as of March 29, 2006*
4.2	Framework Agreement between Telefónica, S.A. and O2 plc dated October 31, 2005, together with the amendment thereto dated November 18, 2005
4.3	Merger Plan of Telefónica, S.A. and Terra Networks, S.A. dated as of February 23, 2005**
4.4	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and Bell South Corporation***
4.5	Strategic Alliance Framework Agreement dated as of February 12, 2003 between Telefónica, S.A. and Terra Networks S.A.†****
4.6	Shareholders’ Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†****
4.7	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V.†****
8.1	Subsidiaries of Telefónica, S.A. (see note 1 to the consolidated financial statements and Appendix I thereto)
11.1	Code of Conduct for Financial Officers***
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica, S.A.’s filing made pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, on March 29, 2006.

**	Included as Annex A-1 to the joint information statement/prospectus contained in the registration statement on Form F-4 of Telefónica, S.A. and Terra Networks, S.A. (registration no. 333-123162).

***	Incorporated by reference to Telefónica, S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

****	Incorporated by reference to Telefónica, S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked with a star (*).

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

Date: April 12, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Telefónica, S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Telefónica, S.A.

We have audited the accompanying consolidated balance sheet of Telefónica, S.A. and companies composing the Telefónica Group as of December 31, 2005, and the related consolidated statements of income, cash flows and recognized income and expense for the year then ended. These consolidated financial statements are the responsibility of the controlling Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and companies composing the Telefónica Group as of December 31, 2005 and of the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Ernst & Young, S.L.

/s/ José Miguel Andrés Torrecillas
José Miguel Andrés Torrecillas

Madrid, Spain
April 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Telefónica, S.A.:

We have audited the accompanying consolidated balance sheet of Telefónica, S.A. and of the companies comprising the Telefónica Group (the “Company”) as of December 31, 2004, the related consolidated statements of income, cash flows and recognized income and expense for the year then ended. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

Comparative financial statements related to the year ended December 31, 2003, as required in IAS 1, Presentation of Financial Statements, are not presented. In our opinion, disclosure of such comparative information is required under International Financial Reporting Standards, as adopted by the European Union.

In our opinion, except for the omission of the comparative financial statements as discussed in the preceding paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Telefónica, S.A. and of the companies composing Telefónica Group as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with International Financial Reporting Standards, as adopted by the European Union.

As discussed in Note 2, the Company adopted International Financial Reporting Standards as adopted by the European Union (“IFRS-EU”) in preparing their consolidated financial statements as of December 31, 2005. For purposes of these consolidated financial statements, the Company has developed accounting policies based on IFRS-EU issued to date that are effective at the Company’s reporting date of December 31, 2005. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develops accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS-EU financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS-EU and throughout all periods presented in the first IFRS-EU financial statements. Accordingly, the figures for 2004 differ from those previously contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles generally accepted in Spain (“Spanish GAAP”) in force in that year.

IFRS-EU vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements. In prior years, pursuant to Item 17(c)(iv)(A) of Form 20-F, the Company’s reconciliation from Spanish GAAP to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation under Spanish GAAP. With the Company’s adoption of IFRS-EU, Item 17(c)(iv)(A) of Form 20-F is no longer applicable.

Therefore, for purposes of the information relating to the nature and effect of differences between IFRS-EU and U.S. GAAP, consolidated shareholders’ equity and consolidated net income under U.S. GAAP have been restated for the year ended December 31, 2004, in order to remove the effects of inflation that previously were not made.

/s/ Deloitte, S.L.

Madrid, Spain

April 12, 2006

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(MILLIONS OF EUROS)

ASSETS	2005	2004

A) NON-CURRENT ASSETS	59,545.00	48,954.47

Intangible assets (Note 5)	7,877.11	5,674.13
Goodwill (Note 6)	8,910.23	5,949.44
Property, plant and equipment (Note 7)	27,992.60	23,193.37
Investment property	34.81	28.37
Investments in associates (Note 9)	1,664.35	1,651.68
Non-current financial assets (Note 8)	4,681.23	3,500.34
Deferred tax assets (Note 16)	8,384.67	8,957.14

B) CURRENT ASSETS	13,628.77	11,124.39

Inventories	919.51	655.52
Trade and other receivables (Note 10)	7,515.75	5,919.75
Current financial assets (Note 8)	1,517.76	2,556.61
Current tax receivables (Note 16)	1,448.26	1,069.49
Cash and cash equivalents	2,213.21	914.35
Non-current assets held for sale	14.28	8.67

TOTAL ASSETS (A + B)	73,173.77	60,078.86

EQUITY AND LIABILITIES	2005	2004

A) EQUITY (Note 11)	16,158.43	12,342.47

Equity attributable to equity holders of the parent	12,733.29	10,439.76
Minority interests	3,425.14	1,902.71

B) NON-CURRENT LIABILITIES	35,126.47	27,742.58

Interest-bearing debt (Note 12)	25,167.58	17,492.23
Trade and other payables (Note 13)	1,128.21	1,200.08
Deferred tax liabilities (Note 16)	2,477.44	1,642.61
Provisions (Note 14)	6,353.24	7,407.66

C) CURRENT LIABILITIES	21,888.87	19,993.81

Interest-bearing debt (Note 12)	9,235.87	10,210.40
Trade and other payables (Note 13)	9,718.56	7,696.05
Cuurent tax payables (Note 16)	2,191.62	1,824.94
Provisions	742.82	259.70
Liabilities linked to noncurrent assets held for sale	-	2.72

TOTAL EQUITY AND LIABILITIES (A+B+C)	73,173.77	60,078.86

The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated balance sheets.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

INCOME STATEMENT	2005	2004

Revenues from operations (Note 17)	37,882.16	30,280.92
Other income (Note 19)	1,418.26	1,133.41
Supplies	(10,065.05)	(7,637.33)
Personnel expenses (Note 19)	(5,656.34)	(5,095.17)
Other expenses (Note 19)	(8,302.60)	(6,459.80)
Depreciation and amortization	(6,717.68)	(5,666.03)

II. OPERATING INCOME	8,558.75	6,556.00

Share of profit (loss) of associates (Note 9)	(128.21)	(50.49)

Net financial expenses	(1,796.37)	(1,462.06)
Net exchange differences	162.04	(177.05)

Net financial income (expense) (Note 15)	(1,634.33)	(1,639.11)

III. PROFIT BEFORE TAXES FROM CONTINUING OPERATIONS	6,796.21	4,866.40

Corporate income tax (Note 16)	(1,969.15)	(1,512.78)

IV PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	4,827.06	3,353.62

Profit from discontinued operations after taxes (Note 18)	-	131.97

V. PROFIT FOR THE YEAR	4,827.06	3,485.59

Minority interests (Note 11)	(381.21)	(309.92)

Profit for the entire year attributable to equity	4,445.85	3,175.67
holders of the parent

Basic and diluted earnings per share attributable to equity holders of the parent (Note	0.913	0.637
19) (euros)

The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated income statements.

TELEFÓNICA GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	2005	2004

Cash flows from operating activities

Cash received from customers	44,353.14	36,367.10
Cash paid to suppliers and employees	(30,531.54)	(24,674.10)
Dividends received	70.58	71.24
Net interest and other financial expenses paid	(1,520.00)	(1,307.11)
Taxes paid	(1,233.04)	(326.00)

Net cash from operating activities	11,139.14	10,131.13

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets	113.20	241.27
Payments on investments in property, plant and equipment and intangible assets	(4,423.22)	(3,488.15)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	501.59	531.98
Payments on investments in companies, net of cash and cash equivalents acquired	(6,571.40)	(4,201.57)
Proceeds on financial investments not included under cash equivalents	147.61	31.64
Payments made on financial investments not included under cash equivalents	(17.65)	(76.35)
Interest received on short-term investments not included under cash equivalents	625.18	1,139.51
Capital grants received	32.67	13.51

Net cash used in investing activities	(9,592.02)	(5,808.16)

Cash flows from financing activities

Dividends paid (Note 11)	(2,768.60)	(2,865.81)
Proceeds from issue of stock	(2,054.12)	(1,938.56)
Proceeds on issue of debentures and bonds	875.15	572.99
Proceeds on loans, credits and promissory notes	16,533.96	10,135.11
Cancellation of debentures and bonds	(3,696.52)	(1,790.57)
Repayments of loans, credits and promissory notes	(9,324.54)	(8,049.77)

Net cash from financing activities	(434.67)	(3,936.61)

Effect of foreign exchange rate changes on collections and payments	165.73	74.18

Effect of changes in consolidation methods and other nonmonetary effects	9.62	(36.76)

Net increase (decrease) in cash and cash equivalents during the year	1,287.80	423.78

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	914.35	490.57

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	2,202.15	914.35

RECONCILIATION OF NET CASH FLOWS AND CASH EQUIVALENTS WITH THE BALANCE SHEET

Net increase (decrease) in cash and cash equivalents during the year	1,287.80	423.78

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	914.35	490.57

Cash on hand and at banks	855.02	336.42
Other cash equivalents	59.33	154.15

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	2,202.15	914.35

Cash on hand and at banks	1,555.17	855.02
Other cash equivalents	658.04	59.33
Bank overdrafts (1)	(11.06)	-

(1) Included under “interest bearing - debt ” on the consolidated balance sheet.

The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated cash flow statements.

TELEFÓNICA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	2005	2004

Gain (loss) on available-for-sale investments	(79.78)	111.08
Gain (loss) on cash flow hedges	(125.60)	(274.89)
Translation differences	2,577.09	(316.24)
Share of income (loss) directly recognized in equity of associates	(49.67)	(94.72)
Tax effect of items recognized directly in equity	71.88	90.50

Net income (loss) recognized directly in equity	2,393.92	(484.27)

Profit for the year	4,827.06	3,485.59

Total income and expense recognized in the year (Note 11)	7,220.98	3,001.32

Attributable to:
Equity holders of the parent	6,397.33	2,699.37
Minority interests	823.65	301.95

	7,220.98	3,001.32

The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated statements of recognized income and expense.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED
ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

(1) INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “the Group” or "the Company”) operating mainly in the telecommunications, media and entertainment industries.

The parent company of this Group is Telefónica, S.A. (“Telefónica”), incorporated on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix I lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, their registered offices, their net worth and results at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and the consolidation method used.

Corporate structure of the Group

Telefónica’s basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and may be carried out either wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The main groups of subsidiaries through which Telefónica carries out its corporate purpose and manages its business areas or basic lines of business are as follows:

–	Telefónica de España Group: the wireline telephony business and the related supplementary services provided in Spain.

–	Telefónica Móviles Group: the national and international wireless telephony business, except in the Czech Republic.

–	Telefónica Internacional Group: investment and management of investments in the wireline telephony industry in Latin America.

–	Telefónica Publicidad e Información, S.A. - TPI (the directories business), Atento, N.V. (call center services), Telefónica de Contenidos, S.A. (media, entertainment and content) and Cesky Telecom (the fixed line and wireless telephony business in the Czech Republic).

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

A more detailed breakdown of the activities carried out by the Group is provided in Note 17.

(2)       BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group, which were drawn up in accordance with the generally accepted accounting principles prevailing in the various countries in which the companies composing the Consolidated Group are located, and presented in accordance with the International Financial Reporting Standards (IFRS) to give a true and fair view of the net worth, financial position, results of operations and cash flow obtained and used in 2005. The figures in these consolidated financial statements are expressed in millions of euros unless indicated otherwise. The euro is the Group’s operating currency.

The annual consolidated financial statements for the year ended December 31, 2004, approved at Telefónica, S.A.’s Ordinary Shareholders’ Meeting on May 31, 2005, were prepared in accordance with Spain’s generally accepted accounting principles (the Spanish General Chart of Accounts or “Spanish GAAP”). Pursuant to European Parliament regulation 1606/2002 of July 19, 2002, Telefónica is obliged to apply the International Financial Reporting Standards (IFRS) endorsed by the European Union for preparing and presenting its consolidated financial information as from January 1, 2005. Accordingly, the consolidated financial statements for the year ended December 31, 2005 have been prepared under IFRS, and the 2004 consolidated financial information included for comparative purposes was restated in accordance with IFRS.

The accompanying consolidated financial statements for the year ended December 31, 2005 were prepared by the Company’s Board of Directors at its meeting on February 28, 2006 for approval at the General Shareholders’ Meeting. The Board expects the financial statements to be approved without any modification.

Note 4 contains a detailed description of the most significant accounting policies used to prepare the financial statements for 2004 and 2005 (2004 information for comparative purposes only).

First-time adoption of International Financial Reporting Standards

The transition of the Telefónica Group's consolidated financial statements to IFRS has been carried out by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards, taking January 1, 2004 as the beginning of the first comparative period presented under the new accounting standards. This date is considered the IFRS transition date.

As a general rule, the accounting policies in force on December 31, 2005 must be applied retroactively to prepare an opening balance sheet for the date of transition and all following years. IFRS 1 provides for certain exceptions to the complete retroactive restatement of the opening balance sheet under IFRS. The main exceptions are as follows:

IFRS 3 – Business Combinations	The Telefónica Group has elected to apply IFRS 3 Business Combinations prospectively from the transition date, i.e., it has not restated business combinations occurring prior to January 1, 2004.
IAS 16 – Fair value or revaluation as deamed cost	The Telefónica Group has chosen to continue to carry its plant, property and equipment and intangible assets at their respective carrying amounts under former Spanish GAAP, without restating any of these items at their fair value at January 1, 2004.
IAS 19 – Employee Benefits	The Telefónica Group has elected to recognize all cumulative actuarial gains and losses at January 1, 2004.
IAS 21– Accumulated translation differences	The Telefónica Group has elected to reset the accumulated translation adjustments up to the IFRS transition date to zero.
IAS 32 and IAS 39 – Financial instruments	The Telefónica Group has chosen not to apply the exception permitting the application of IAS 39 Financial Instruments: Recognition and Measurement and IAS 32 Financial Instruments: Presentation and Disclosure from January 1, 2005, applying these standards as from the IFRS transition date, i.e., January 1, 2004.
IFRS 2 – Share-based Payments.	The Telefónica Group has elected not to apply IFRS 2 Share-based Payments to measure share-based payment schemes to be settled in shares and granted prior to November 7, 2002.

The preparation of our consolidated financial statements under IFRS requires a series of modifications to the presentation and measurement standards applied by the Company until December 31, 2004, as certain IFRS principles and requirements are substantially different from their Spanish GAAP equivalents.

The following is a detailed description of the main differences between the two sets of accounting principles as applied by the Company and the impact on equity at December 31, and January 1, 2004 and net profit in 2004.

Reconciliation of consolidated equity under Spanish GAAP and IFRS at January 1, 2004 and December 31, 2004.

Millions of euros	Consolidated equity at 1/1/04	Consolidated equity at 12/31/04

Equity under Spanish GAAP	16,756.56	16,225.10

Goodwill and other fair value adjustments made in business combinations	(3,609.98)	(3,341.74)
Treasury shares and own equity instruments	(367.95)	(846.76)
Revenue recognition	(392.78)	(340.52)
Corporate income tax	(416.76)	(403.46)
Capitalized expenses (start-up and share capital issuance expenses)	(265.82)	(207.71)
Post-employment benefits and severance payments	(168.39)	(316.06)
Inflation adjustment (hyperinflationary economies)	(68.26)	(163.34)
Financial instruments and exchange changes	66.26	(123.35)
Associates (significant influence)	18.80	(17.21)
Other adjustments	52.24	(25.19)
Total adjustments	(5,152.64)	(5,785.34)

Equity attributable to holders of the parent	11,603.92	10,439.76

Minority interests	2,446.28	1,902.71

Consolidated equity under IFRS	14,050.20	12,342.47

Reconciliation between net profit for the year under Spanish GAAP and IFRS for 2004

Millions of euros	Consolidated net income 12/31/04

Net profit under Spanish GAAP	2,877.29

Goodwill and other fair value adjustments made in business combinations	454.93

Revenue recognition	60.74
Corporate income tax	(133.52)
Capitalized expenses (start-up and share capital issuance expenses)	67.50
Post-employment benefits and severance payments	(88.75)
Inflation adjustment (hyperinflationary economies)	(75.77)
Financial instruments and exchange rate changes	(49.57)
Other adjustments	62.82
Total adjustments	298.38

Net profit for the year under IFRS	3,175.67

The amounts in the preceding table were calculated after taxes and minority interests.

Goodwill and other fair value adjustments made in business combinations

Under Spanish GAAP, goodwill and fair value adjustments in business combinations involving foreign companies may be translated at the historic exchange rate. Under IFRS, these items should be denominated in the currency of the foreign company and, accordingly, must be translated at the prevailing exchange rate at the balance sheet closing date.

Under IFRS, goodwill and intangible assets of indefinite useful life are no longer amortized, although they are subject to an annual impairment test to determine their recoverability. Under Spanish GAAP, goodwill and all intangible assets are systematically amortized on a straight-line basis over their estimated useful lives, which cannot exceed certain limits.

Under IFRS, the cost of administrative concessions is amortized on a straight-line basis over their useful lives. Under Spanish GAAP, the Telefónica Group systematically depreciated these concessions over their useful lives using methods based on revenues generated or the number of customers in each financial year.

These adjustments have a net negative impact on equity of 3,341.74 and 3,609.98 million euros at December 31, and January 1, 2004, respectively. The positive impact of these adjustments on the 2004 income statement totals 454.93 million euros.

The impact of translating these items at the closing exchange rate is a decrease in “Goodwill” of 1,114.76 million and 992.57 million euros at December 31, and January 1, 2004, respectively, and a decrease in “Administrative concessions” of 2,450.90 million and 2,521.73 million euros at December 31, and January 1, 2004, respectively.

The change in the license amortization method (from progressive to straight-line) results in disposals of 215.85 million euros and 166.62 million euros in “Administrative concessions” on the balance sheet at December 31, 2004 and January 1, 2004, respectively.

These reductions are partially offset by the 433.53 million euros reversal of goodwill amortization for 2004 under “Goodwill.” Goodwill amortizations taken in 2003 and before are not subject to reversal since the Telefónica Group elected not to apply IFRS 3 Business Combinations retroactively.

Treasury shares and own equity instruments

Under Spanish GAAP, treasury shares are classified as an asset unless the shares are to be amortized by virtue of an agreement approved at the General Shareholders’ Meeting prior to their acquisition. They are carried at the lower of cost, market value or underlying carrying amount, and restated as appropriate. Under IFRS, treasury shares are netted from equity; transactions with treasury shares impact capital and reserves and are not taken to consolidated net income.

Thus, the “Treasury shares” on the balance sheets at December 31, and January 1, 2004 (690.18 and 133.46 million euros, respectively) under Spanish GAAP are reclassified to “Own equity instruments” within equity under IFRS.

Under IFRS, certain instruments issued to hedge employee share option plans are considered equity instruments when the contract settlement terms provide for an exchange of a fixed number of shares for a fixed monetary amount. A liability is simultaneously recorded on the balance sheet under IFRS, since the issuer is obliged to acquire its own equity instruments to settle the contract.

Accordingly, “Interest-bearing debt” on the balance sheet under IFRS at December 31, 2004 and January 1, 2004 increases by 157.52 million euros, with an equivalent decrease in “Own equity instruments” under “Equity.”

Revenue recognition

Under Spanish GAAP, connection fees generated when customers connect to our network are recognized as revenues when a customer contracts our services, as are the related expenses. In addition, revenues from handset sales are recorded when the handset is delivered physically.

Under IFRS, connections fees are recognized in income together with the corresponding revenues from handset and other equipment sales, provided there are no amounts contingent on delivery of other devices that have yet to be delivered to the customer. Connection revenues not recognized together with revenues from equipment sales are deferred and recognized in income throughout the average estimated customer relationship period. Under IFRS, revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

These adjustments have a net negative impact on equity of 340.52 and 392.78 million euros at December 31, and January 1, 2004, respectively. The impact on the 2004 income statement is additional revenue of 60.74 million euros. These differences in revenue recognition policies result in the recognition of “Deferred revenues” of 489.14 million and 561.14 million euros on the liability side of the 2004 closing and opening balance sheets under IFRS, respectively. Revenues are taken to the income statement over the course of the average estimated length of the customer relationship.

Corporate income tax

Under Spanish GAAP, the accounting treatment of deferred tax items is income statement-oriented, taking into consideration temporary differences between accounting income and the taxable income. Under IFRS, deferred taxes are recognized based on balance sheet analysis and the temporary differences considered are those generated as a result of the difference between the fiscal value of assets and liabilities and their respective carrying amounts.

As a result, the Company recorded additional deferred tax assets and liabilities under IFRS at December 31, 2004 of 407.18 million and 786.79 million euros, respectively. At January 1, 2004, the Company recorded deferred tax assets and liabilities under IFRS of 539.80 million and 537.61 million euros, respectively. A portion of these deferred tax liabilities was generated by business combinations taking place prior to 2004. The net negative impact on equity is 403.46 million and 416.76 million euros at December 31, and January 1, 2004, respectively. The negative impact on the income statement for the year ended December 31, 2004 is 133.52 million euros.

Capitalized expenses

Under Spanish GAAP, start-up and pre-operating expenses can be capitalized and are amortized over a period of no more than five years. Under IFRS, outlays that do not meet the requirements for being considered qualifying assets must be expensed when incurred.

Costs associated with share capital increases are also capitalized and amortized over a period of no more than five years under Spanish GAAP. Under IFRS, these costs are taken to “Capital and reserves” and are deducted from the gross proceeds recorded for the corresponding capital increase.

These adjustments reduce equity by 207.71 million and 265.82 million euros at December 31, and January 1, 2004, respectively. The positive impact on the 2004 income statement amounts to 67.50 million euros.

Post-employment benefits and severance payments

Both Spanish GAAP and IFRS require provisioning for pension plan commitments, although the standards differ in terms of the method used for measuring these commitments. Under Spanish GAAP, in certain instances a portion of the actuarial losses associated with pension plans may be deferred. Under IFRS, although some deferral is allowed, all known actuarial gains and losses must be recorded in the year in accordance with the method elected by the Telefónica Group.

As a result, restated pension provisions are 239.96 million euros higher on the IFRS balance at December 31, 2004 (108.58 million euros higher at January 1, 2004). The net negative impact on equity is 316.06 million and 168.39 million euros at December 31, and January 1 2004, respectively.

Minority interests

Under Spanish GAAP, minority interests are presented in a specific, separate item on the liability side of the balance sheet. Under IFRS, minority interests are part of equity.

Preference shares issued by Telefónica Finance, a subsidiary of Telefónica, S.A., are reclassified under IFRS from “Minority interests” to a financial liability, because although they enjoy the unconditional right to avoid the cash payment of principal, there is the obligation to pay dividends on these instruments as long as there are distributable earnings.

The result of the application of these new accounting policies is a net increase in equity of 1,902.71 million euros at December 31, 2004, as well as a 1.877,50 million euro increase in “Interest-bearing debt” The corresponding impact on equity at January 1, 2004 is 2,446.28 million euros.

Financial reporting in hyperinflationary economies

Under Spanish GAAP, monetary adjustment of the financial statements of consolidated foreign subsidiaries is permitted under certain circumstances, where local accounting standards require inflation accounting.

Under IFRS, certain qualitative and quantitative indicators must be analyzed to determine whether hyperinflation exists and whether it is therefore necessary to restate financial statements for inflation in terms of current purchasing power at the balance sheet closing date. At year-end, none of the economics of the countries in which the Telefónica Group operates was considered hyperinflationary under IFRS criteria.

The net negative impact under IFRS on equity of restating monetary correction adjustments made is 163.34 million and 68.26 million euros at December 31, and January 1, 2004, respectively. The negative impact on the income statement for the year ended December 31, 2004 is 75.77 million euros.

Definition of associates: significant influence

Under Spanish GAAP, significant influence is presumed to exist in the case of as an investment of 3% or more in the voting rights of a listed company (20% or more in the case of unlisted companies). IFRS establishes the significant influence investment threshold at 20% or more of voting rights. Both cases allow for proof of the contrary, but the adoption of IFRS has meant that certain investments which were classified as “Investments in associates” under Spanish GAAP must be reconsidered as “available-for-sale financial assets” under IFRS. This implies restatement at market value at each closing date, taking any unrealized gains or losses arising from changes in market value directly to equity.

The application of this new policy results in a reduction in equity of 17.21 million euros and an increase of 18.80 million euros at December 31, and January 1, 2004, respectively.

Financial instruments and exchange rate movements

Under Spanish GAAP, financial assets, including derivatives, are carried at the lower of cost or market value, while financial liabilities are carried at repayment value. Financial assets are removed from the balance sheet when they are sold, transferred or at maturity.

Under IFRS, financial assets and liabilities are classified according to a series of categories that determine whether they are carried at fair value or amortized cost. Similarly, certain gains and losses on financial instruments are taken directly to equity until the instrument in question is taken off the balance sheet or is written down in the event of impairment. In addition, IFRS establish very strict criteria for derecognizing financial assets from the balance sheet, based on an analysis of the risk and rewards of ownership of assets transferred.

The application of hedge accounting criteria under IFRS requires fulfilling very specific requirements. As a result, certain hedging transactions that meet hedge accounting criteria under Spanish GAAP do not meet the equivalent IFRS criteria.

Under Spanish GAAP, the difference between unrealized exchange rate gains in excess of exchange rate losses taken to the income statement for the period must be capitalized. Under IFRS, all exchange rate gains and losses must be taken to the income statement.

The impact of these new accounting policies for financial assets and liabilities is a decrease in equity of 123.35 million euros and an increase of 66.26 million euros at December 31, and January 1, 2004, respectively. The application of these policies results in a 49.57 million euro increase in expenses in the 2004 income statement.

Finally, under Spanish GAAP, exchange rate gains and losses generated on intra-group foreign currency loans (mainly dollar-denominated) are eliminated from the income statement on consolidation. Under IFRS, exchange rate gains and losses from intra-group loans are not eliminated on consolidation unless the loan can be considered part of the net investment in the foreign operation. This policy change has no impact on equity at December 31, 2004 or at January 1, 2004.

Other differences

There are other accounting standards that do not affect capital and reserves, but do affect presentation of balance sheet items.

Among the reclassifications made, goodwill arising from the acquisition of investments in associates is included under “Investments in associates” in the IFRS balance sheet and amounts to 1,162.37 million and 806.37 million euros at the closing and opening balance sheet for 2004, respectively.

Comparative information and changes in the consolidation scope

The main changes in the consolidation scope in 2005 (the full detail of all the changes in 2005 and 2004 is included in Appendix II) are as follows:

Telefónica

In July, Telefónica, S.A. took over and merged Terra Networks, S.A., effective for economic purposes from January 1, 2005. Terra Networks, S.A. was dissolved and all of its assets and liabilities were transferred to Telefónica, S.A. by means of a share swap consisting of two Telefónica, S.A. treasury shares for every nine Terra shares. Terra S.A., which was fully consolidated by the Telefónica Group, is accordingly no longer part of the consolidation scope.

In 2005, Endemol Investment B.V., a 99.7% -owned subsidiary of Telefónica, S.A. held a public offering of Endemol, N.V. shares. The offering price was 9 euros per share and the total number of shares sold amounted to 31,250,000 ordinary shares, representing 25% of the company’s share capital. The sale generated a profit of 55.58 million euros, which was recognized in the Telefónica Group’s income statement under “Gain on disposal of assets" under “Other income” (see Note 19).

The shares placed in the offering trade on the AEX Euronet Amsterdam index of the Amsterdam Stock Exchange since November 22, 2005.

On December 21, Portugal Telecom, S.G.P.S., S.A. cancelled a total of 37,628,550 treasury shares equivalent to 3.23% of its share capital. On conclusion of the share cancellation, the Telefónica Group’s holding in the Portuguese telecom operator stood at 9.84% (9.96% in nominal terms). P.T. is still accounted for in the Telefónica Group’s consolidated financial statements by the equity method.

On June 10, the European Commission authorized Telefónica’s bid to take over Czech operator Cesky Telecom a.s. by acquiring 51.1% of its share capital. The acquisition was concluded on June 16 at a price of 502 Czech crowns per share. Telefónica then launched a tender offer for the remaining 48.9% of Cesky Telecom then in the hands of minority shareholders. The offer concluded on September 19, with Telefónica acquiring 58,985,703 shares at a price of 456 Czech crowns per share. In all, Telefónica paid 3,662.53 million euros in exchange for its interest in the Czech telecom operator. After these acquisitions, Telefónica’s owns 69.41% of the company. Cesky Telecom is now fully consolidated in the Telefónica Group.

T.P.I. Group

On November 11, 2005, Telefónica Publicidad e Información, S.A. (parent company) and Telefónica Publicidad e Información Internacional, S.A.U. bought from Telefónica de Argentina, S.A. 95% and 5%, respectively, of the shares constituting the total equity of Argentine company Telinver, S.A. for a total outlay of 57.0 million euros (66.72 million US dollars). The operation was financed by Telefónica de Argentina, S.A. via debt maturing in 2008. The company is still fully consolidated within the Telefónica Group’s consolidation scope, with Telefónica now effectively owning 59.90% of the shares instead of 99.98% .

Telefónica Móviles Group

The acquisitions of 100% of the Chilean and Argentine operators owned by BellSouth were completed on January 7 and January 11, 2005, respectively, thereby completing the purchase of the Latin American operators from BellSouth begun the year before.

The total acquisition cost for Telefónica Móviles, adjusted for the outstanding net debt at these two operators, was 519.39 million euros for Radiocomunicaciones Móviles, S.A. (Argentina) and 317.56 million euros for Telefónica Móviles Chile, S.A.

On October 8, 2004, TCP approved a capital increase of approximately 2,054 million reais. The capital increase concluded on January 4, 2005, with Brasilcel, N.V. subscribing for the shares not subscribed by other shareholders. In the wake of this capital increase and the monetization of assets in July 2005 (details below), Brasilcel, N.V. increased its shareholding from 65.12% to 66.1% .

In July 2005, Brasilcel N.V. capitalized the assets used by Tele Centro Oeste Celular Participaçoes, S.A. (TCO), Celular CRT, S.A. (CRT), Tele Sudeste Celular Participaçoes (TSD), S.A. and Tele Leste Celular Participaçoes, S.A. (TBE). This capitalization did not entail any cash outlay for Brasilcel, N.V., but did increase Telefónica’s shareholdings in these companies. Brasilcel, N.V.’s equity stake in these subsidiaries thereby increased to 91.0% of TSD, 50.7% of TBE, 66.4% of CRT and 34.7% of TCO.

In December Telefónica Móviles, S.A. reached an agreement to buy 8% of Telefónica Móviles México, S.A. de C.V in exchange for shares in Telefónica, S.A. The sale entailed an outlay of 177.27 million euros and gave Telefónica Móviles 100% control of the subsidiary, which is still fully consolidated in the Telefónica Group.

This acquisition cost Telefónica Móviles 177 million euros and was structured as an exchange of Telefónica Móviles México S.A. shares for 14,135,895 Telefónica S.A. shares.

(3)       PROPOSED DISTRIBUTION OF INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Under Spanish GAAP, Telefónica, S.A. obtained income of 1,754.39 million euros in 2005.

The proposed distribution of 2005 income that the Company’s Board of Directors will submit for approval at the General Shareholders’ Meeting is as follows: a) 64.15 million euros of profit for the year to the legal reserve, which then would represent 20% of share capital; b) a fixed gross dividend of 0.25 euros per share for the Company’s outstanding shares carrying dividend rights; and c) the remainder to voluntary reserves.

Millions of euros

Distributable income	1,754.39

to:
Legal reserve	64.15
Dividend (maximum distributable amount of 0.25 euros)
per share for all the shares comprising the Company’s	1,230.28
share capital (4,921,130,397 shares).
Voluntary reserve	(minimum) 459.96

Total	1,754.39

At its meeting of February 28, 2006, the Company’s Board of Directors agreed to distribute an interim dividend charged to 2005 income of a gross 0.25 euros per outstanding share carrying dividend rights up to a total amount of 1,230.28 million euros. This interim dividend will be paid on May 12, 2006. Consequently, the proposed dividend to be paid out of 2005 income will be fully settled through payment of the aforementioned interim dividend (see Subsequent Events - Note 22).

(4)       VALUATION CRITERIA

As indicated in Note 2, pursuant to European Parliament regulation 1606/2002, of July 19, 2002, Telefónica is obliged to apply the International Financial Reporting Standards (IFRS) enclosed by the European Union for the preparation and presentation of its consolidated financial information as from January 1, 2005. Accordingly, the consolidated financial statements for the year ended December 31, 2005 have been prepared under IFRS, and the 2004 consolidated financial information included for comparative purposes has been presented in keeping with the same standards.

The main valuation methods used in preparing the 2004 and 2005 consolidated financial statements (the 2004 statements are for comparative purposes) were as follows:

a)	Goodwill

For acquisitions taking place after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary, associate or joint venture. After the initial measurement, goodwill is carried at cost, adjusted for any potential accumulated impairment.

Telefónica has elected to apply the exemption provided for in first-time adoption of IFRS permitting it not to restate business combinations taking place before January 1, 2004 (see Note 2). As a result, the accompanying consolidated balance sheets include goodwill on consolidation, net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire the shares of consolidated subsidiaries, and their underlying carrying amounts plus amounts taken to equity accounts and recorded as an increase in the value of these assets.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the net carrying amount is not fully recoverable.

Impairment is determined based on analysis of the recoverable amount of the cash-generating unit (or group of cash generating units) to whitch goodwill allocated upon acquisition date. If this recoverable amount does not exceed the net carrying amount, an irreversible impairment loss is recognized in income (see Note 4 h).

b)	Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:

1.    Capital and reserves, which were translated at historical exchange rates.

2.    Income statements, which were translated at the average exchange rates for the year.

Goodwill and restatements of balance sheet items to reflect fair value arising when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the year-end exchange rate.

The exchange rate differences arising from application of this method are included in “Translation Differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated balance sheets, net of the portion of said differences relating to minority interests, which is recorded under “Minority Interests.” When a foreign operation is sold, totally or partially, translation differences in relation to said entity accumulated since January 1, 2004 -the IFRS transition date - recognized directly in equity are taken proportionally to the income statement as part of the gain or loss generated by the disposal.

c)	Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year-end to the prevailing exchange rates.

All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of foreign currency investments in investees to hedge the exchange rate risk to which these investments are exposed, as well as exchange gains or losses on intra-group loans which are considered part of investment in the foreign operation, that are recorded under “Translation differences” in the consolidated balance sheet (see Note 4 v).

d)	Intangible assets

”Intangible assets” are recorded at their acquisition or production cost less accumulated amortization or any impairment losses.

The useful economic life of an intangible asset is analyzed on a case-by-case basis to assess if it is indefinite or finite. Intangible assets with a finite useful life are amortized systematically over the course of their useful lives and are tested for impairment whenever there is an indication that the net carrying amount may not be recoverable. Intangible assets with an indefinite useful life are not amortized, but are subject to impairment tests on at least an annual basis, and more frequently in the event of indicators that their net carrying amount may not be fully recoverable (see Note 4 h).

In all cases, amortization methods and schedules are revised annually and, where appropriate, adjusted prospectively.

Research and development expenses

Research expenses are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized by the straight-line method over the period during which the project in question is estimated to generate economic benefits, starting upon its completion.

As long as intangible assets developed internally are not in use, the associated capitalized development costs are subject to impairment tests on at least an annual basis, and more frequently if there are indicators that their net carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

Administrative concessions

These relate to the acquisition cost of the licenses to operate of telephony services granted to the Telefónica Group by various public authorities and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from inception.

Industrial property and software

These items are recorded at cost and are amortized on a straight-line basis over their useful lives, generally estimated at three years.

e)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and any impairment losses. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Internal expenditures capitalized” and “Other income.” Cost includes, where appropriate, the initial estimate of decommissioning, withdrawal and site reconditioning costs when they correspond to obligations arising as a result of the use of the related assets.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require preparation of at least 18 months for their intended use or sale. Specifically, the financial expenses incurred in connection with the construction of the Telefónica Group’s future headquarters in Madrid (District C), amounting to 8.79 million euros in 2005, were capitalized (1.7 million euros in 2004).

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount at each year-end, whenever indicators exist that the assets’ net carrying amount may not be fully recoverable through the generation of sufficient revenues to cover all the costs and expenses. The impairment provision is maintained only as long as the factors giving rise to the impairment exist (see Note 4 h).

The Group’s subsidiaries depreciate their property, plant and equipment once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of estimated useful life

Buildings	25 – 40
Plant and machinery	10 – 15

Telephone installations, networks and subscriber	5 – 20
equipment
Furniture, office equipment and other	2 – 10

Estimated residual value and the depreciation methods and schedules are revised at each balance sheet date and adjusted prospectively, where appropriate.

f)	Investment property (real estate investments)

Investment properties are carried at cost, net of accumulated depreciation and any accumulated impairment losses. Land is not depreciated. Other investment properties are depreciated over their estimated useful life on a straight-line basis. Recoverability is analyzed when there are indications that the net carrying amount may exceed recoverable amount (see Note 4 h).

The Telefónica Group includes under “Investment property” the carrying amount of real estate assets that are not part of operations and for which there are no defined disposal plans at the date of preparation of the consolidated financial statements.

g)	Leases

The determination of whether a contract represents a lease arrangement depends on an analysis of the nature of the agreement; specifically whether the terms of the contract refer to the use of a specific asset and whether the agreement grants the Telefónica Group the right to use said asset.

Leases in which the lessor preserves substantially all the risks and rewards associated with the ownership of the leased assets are considered operating leases. Payments made pursuant to such operating leases are expensed on a straight-line basis over the life of the lease.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. These are recognized at the inception of the lease, classified in accordance with its nature and the associated debt, at the lower of the present value of the minimum lease payments and the fair value of the leased asset. Lease payments are apportioned between reduction of the lease principal, interest expense and financial charges, so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement over the lease term.

h)	Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are evaluated at each balance sheet date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, the Company estimates recoverable value as the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the time value of money and risks specific to the asset. An asset is considered to be impaired when its recoverable amount is less than its carrying amount. In this case, the net carrying amount is restated to recoverable amount and the resulting loss is taken to the income statement. Future depreciation charges are adjusted for the new carrying amount for the asset’s remaining useful life. The Company carries out asset impairment tests on an individual basis, except when the cash flows generated by the assets are not independent of these generated by other assets (cash-generating units).

When indications of an impairment reversal exist, the corresponding asset’s recoverable amount is recalculated. Impairment losses are only reversed if they arise from a change in the assumptions used to calculate the recoverable amount since the most recent impairment loss was recognized. In this case, the asset’s carrying amount is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash-generating unit in prior years. The reversal is recognized in the income statement and future depreciation charges are adjusted to reflect the new carrying amount. Goodwill impairment losses may not be reversed in subsequent years.

i)	Investments in associates

The Telefónica Group’s investments in companies in which it has significant influence, but which are neither a subsidiary nor a joint venture, are accounted for by the equity method. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share in the income or loss on operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

j)	Financial assets

All conventional financial asset purchases and sales are recognized on the balance sheet on the transaction date, i.e., when the Group assumes the commitment to purchase or sell such assets. The Telefónica Group classifies its financial assets into four categories for initial recognition purposes: financial assets measured at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Classification is reviewed annually, where appropriate.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are classified as financial assets measured at fair value through profit or loss and are presented as current assets. All derivative financial instruments fall under this category, with the exception of those qualifying as hedging instruments. Meanwhile, the Group classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for recording assets and liabilities or for recognizing gains and losses on different bases, thereby providing more meaningful information. Also in this category are financial assets for which an investment and disposal strategy have been designed based on their fair value. Financial instruments included in this category are recorded at fair value and are measured again at subsequent reporting dates for fair value, with any realized or unrealized losses or gains taken to the income statement.

When the Company has the positive intention and ability (legal and financial) to hold financial assets to maturity, these are classified as held-to-maturity and are recorded under “Current assets” and “Non-current assets,” depending on the time left until maturity. Financial assets falling into this category are carried at amortized cost using the effective interest rate method, with gains and losses recognized in the income statement at settlement or upon impairment, as well as due to scheduled amortization.

Financial assets which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These instruments are recorded as “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Available-for-sale investments are carried at fair value. Gains or losses arising from changes in fair value are recognized in equity at each closing date until the asset is disposed of or is determined to be impaired, at which time they are taken to the income statement. Dividends from available-for-sale shareholdings are taken to the income statement once the Company’s right to receive said dividend is recognized. Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets: Fair value is considered to be the market value on the closing date.

2.

Unlisted securities on active markets:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by referring to comparable transactions. When fair value cannot be determined reliably, these investments are carried at cost.

Loans and receivables include financial assets that are not traded on organized markets and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are taken to the income statement when the assets are disposed of or impaired, as well as due to scheduled amortization.

Financial instruments are subject to impairment testing at each closing date. If there is objective evidence of impairment of a financial asset recognized at amortized cost, the excess of the carrying amount over the estimated recoverable amount is recorded as an impairment loss in the income statement. The estimated recoverable amount is the net present value of the asset’s estimated future cash flows (excluding potential future losses), discounted using the original effective interest rate of the asset. If there is objective evidence that an available-for-sale financial instrument is impaired, the loss recognized in equity is taken to the income statement. This loss is calculated as the difference between the original cost (net of any principal repayments) and its fair value at that date, net of any impairment losses taken in prior periods.

Financial assets are only derecognized from the balance sheet in the following circumstances:

1.	The rights to receive the cash flows associated with the asset have expired.

2.	The Company has assumed payment of all cash flows received from the asset to a third party.

3.	The Company has transferred the rights to receive the cash flows from the asset to a third party, transferring substantially all the risks and rewards associated with the asset.

k)	Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are stated at the lower of weighted average cost and net realizable value.

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of purchased inventories.

Obsolete, defective or slow-moving inventories have been reduced to estimated net realizable value. The recoverable amount of inventory is calculated based on inventory age and turnover.

l)

Trade receivables

Trade receivables are carried at their face value, subject to a valuation allowance if there is objective evidence of default risk on the part of the debtor. The allowance recognized is measured as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, short-term commercial bills are not discounted.

m)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with a maturity of less than three months. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purposes of the consolidated cash flow statement, cash and cash equivalents are stated net of any bank overdrafts.

n)

Treasury shares

Treasury shares are stated at cost and netted from equity. Any gain or loss arising on the acquisition, sale, issuance or cancellation of treasury shares is recognized directly in equity.

o)

Preference shares

Preference shares are classified as a liability or equity instrument depending on the issuance terms. A preference share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principle repayment or dividend payment, where as it is recorded as a financial liability on the balance sheet whenever the Telefónica Group does not have full discretion to avoid cash payments.

p)

Capital grants received

Capital grants received are recorded in “Deferred revenues” under “Trade and other payables” on the balance sheet once there is reasonable certainty that they will be paid and the related requirements met. They are expensed to the income statement on a straight-line basis over the course of the useful life of the financial assets financed by the grants in “Capital grants” under “Other income.” Operating grants are expensed in line with the expenses they are designed to cover.

Most of the subsidies have been received by Telefónica de España and the conditions under which they were granted are being met (see Note 13).

q)

Pensions and other employee obligations

At year end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing obligations that have not been externalized, based on the projected unit credit actuarial method, discounting the estimated future cash flows using interest rates of high-quality bonds. The liabilities recorded under “Pre-retirements, social security costs and voluntary severances” are measures at as indicated basis and are discounted by applying market yield curves.

For defined-contribution pension plans, the contributions accrued in the year are take into the income statement under “Personnel expenses” (see Note 19).

The Group’s main commitments in this regard are detailed in Note 14.

r)

Technical reserves

These relate mainly to the mathematical reserves, which represent the amount by which the present value of life insurance, pension and reinsurance commitments exceeds the net premiums to be paid by the policyholders to the subsidiaries, Seguros de Vida y Pensiones Antares, S.A. and Casiopea Reaseguradora, S.A. These reserves are applied when the commitments covered are paid.

s)

Other provisions

Provisions are made when a past event gives rise to a present obligation (legal or constructive) on the part of the Group, the settlement of which requires an outflow of resources embodying economic benefits that is considered probable and can be estimated reliably. If a total or partial recovery of a provision from a third party is considered virtually certain (for example by virtue of an insurance policy), an asset is recorded on the balance sheet and the expense related to the provision is taken to income net of the expected reinbursement. If the impact of the time value of money is significant, the provision is discounted, and the corresponding increase in the provision is recorded as a financial expense.

t)

Share-based payments

The Group has compensation systems linked to the market value of its shares (see Note 19), providing employees stock options. Certain compensation plans are settled in cash or shares, at the option of the beneficiary, while others are settled via the delivery of shares.

IFRS 2 is applied to compensation schemes linked to the share price granted after November 7, 2002 for employees of Endemol (see Note 2).

The accounting treatment in these cases is as follows:

Option plans that can be cash-settled or equity-settled at the option of the employee are recognized at the fair value on the grant date of the liability and equity components of the compound instrument granted. Considering the terms and conditions of the share option plan, the fair value of both components is the same and, accordingly, the accounting treatment of plans of this nature is that established for cash-settled transactions. In cash-settled share option plans, the total cost of the rights to shares granted are expensed over the period during which terms the beneficiary earns the full right to exercise the options (vesting period). The total cost of the options is initially measured based on their fair value at the grant date calculated by the Black-Scholes option pricing model, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Company revises its estimate of fair value and the number of options it expects to vest, booking any change in the liability through the income statement for the period, if appropriate.

For equity-settled share option plans, fair value at the grant date is measured using the binomial methodology. These plans are expensed during the vesting period with a credit to equity. At each subsequent reporting date, the Company revises its estimate of the number of options it expects to be exercised, with a corresponding adjustment to equity.

For the remaining share-based compensation schemes granted prior to November 7, 2002, the preceding valuation criteria is followed, consisting of recording a provision evenly throughout the duration of the plan based on the best estimate of the net future expenditure required to settle the obligation in accordance with its terms and conditions.

u)

Interest-bearing debt

These debts are recognized initially at fair value of the consideration received, net of directly attributable transaction costs. In subsequent periods, the financial liabilities are carried at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Financial debts are considered noncurrent when their maturity is over twelve months or the Telefónica Group has full discretion to defer settlement for at least another twelve months from the closing date.

Financial liabilities are derecognized from the balance sheet when the corresponding obligation is settled, cancelled or matures. When a financial liability is replaced with another on substantially different terms, this is accounted for as a derecognition of the original liability and the recognition of a new one and the difference between their respective fair values is taken to income.

v)

Derivatives financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are adjusted at each subsequent balance sheet date to fair value, classified under current financial assets or current financial liabilities depending on whether fair value is positive or negative, respectively. Derivative financial instruments that meet all the criteria for consideration as long-term hedging instruments are recorded as noncurrent assets and liabilities depending on their fair value.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

Accordingly, the Group designates certain derivatives as:

1.	Instruments to hedge risk associated with the fair value of an asset or liability or of a firmly committed transaction (fair value hedge), or

2.	Instruments to hedge risk associated with changes in cash flows due to risks associated with a recorded asset or liability or with an expected transaction (cash flow hedge), or

3.	Instruments to hedge net investment in a foreign operation

An instrument designed to hedge foreign currency exposure in a firm transaction could be designated as either a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is recognized directly in income. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of nonfinancial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously deferred to equity are recognized in the income statement in the period in which the hedged transaction affects income.

An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in the same way as a cash flow hedge as described in the preceding paragraph.

The application of the company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet are not strictly IFRS compliant for hedge accounting. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of the derivatives are taken directly to the income statement. Derivatives used to reduce the exchange rate risk relating to the income contributed by Latin American subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged asset or liability, as well as the associated risk management objectives and strategies. This documentation includes identification of the hedge instrument, the hedged asset, liability or transaction and the nature of the risk hedged. In addition, it states the manner in which hedge effectiveness, i.e., the extent to which the hedge instrument offsets any changes in the underlying hedged item’s fair value or cash flows that can be attributed to the risk hedged, is measured. Its effectiveness is measured, prospectively and retroactively, both at the beginning of the hedge transaction as well as on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, or no longer qualifies for hedge accounting. In these instances, gains or losses accumulated in equity are not recognized in income until the forecast of the committed transaction occurs. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to income.

The fair value of derivative financial instruments used for hedging purposes is detailed in Note 15. In addition, the statement of recognized income and expense provides a detail of the movements in gains and losses from cash flow hedges.

The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

w)

Corporate income tax

This heading in the accompanying consolidated income statement includes all the debits and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group companies abroad (see Note 16).

Corporate income tax recorded each year includes both current and deferred taxes, if any.

The carrying amounts of assets and liabilities related to current taxes for current and prior period taxes represents the estimated amount owed to/due from, the tax authorities. The tax rates and regulations used as a basis for calculating these amounts are those in effect at the closing date.

Deferred taxes are calculated based on balance sheet analysis. The temporary differences considered are those generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amount.

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of plant, property and equipment, intangible assets, nondeductible provisions as well as differences in the fair value and tax bases of net assets acquired of a subsidiary, associate or joint venture.

A part of deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group estimates deferred tax assets and liabilities by applying the tax rates it believes will be effective when the corresponding asset is received or the liability settled, based on prevailing tax rates and regulations (practically enclosed) at the closing date.

At each closing, the carrying amount of deferred tax assets on the balance sheet is tested for impairment and the necessary restatements are made if there is uncertainty as to their recoverability. Also at each closing, deferred tax assets not recognized on the balance sheet are evaluated. These are recorded to the extent that their recoverability via future taxable profits becomes probable.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

The tax effect of items taken to equity is recognized directly in equity. Deferred tax assets and liabilities resulting from business combinations are added to or netted from goodwill.

Deferred tax assets and liabilities are only offset when they relate to taxes imposed by the same fiscal authority on the same tax entity and where the right to offset current tax assets and liabilities is legally recognized.

x)

Revenues and expenses

Revenues and expenses are recognized on the income statement on an accrual basis, i.e., when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

Promotional offers and packages including different elements are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate out the different components and apply the corresponding revenue recognition policy to each one. Total package revenue is split among the identified components based on their respective fair values. Revenue is not taken on served elements if these are contingent upon delivery of the pending elements.

Connection fees originated when customers connect to our network are recognized as revenues together with the corresponding revenues from handset and other equipment sales, provided there are no amounts contingent on pending delivery of other goods or services to the customer. Connection revenues not recognized together with revenues from equipment sales are deferred and taken to the income statement throughout the average estimated customer relationship period.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. These points can be exchanged for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision, based on an estimate of the value of the points accumulated at year-end, under “Trade and other payables.”

“Deferred revenues” under “Trade and other payables” on the liability side of the consolidated balance sheet includes the amount relating to purchases made by customers of the prepaid phone cards and recharges that at year-end had still not been earned and recognized as revenue since the customers had not consumed the total amount of traffic relating to their cards.

In the directories publishing business, advertising revenues and the associated costs are generally recognized when the advertisement is published, regardless of when the related monetary or financial flow arises. The revenues related to billings for advertising in unpublished guides are recorded under “Deferred revenues” in the “Trade and other payables” in liabilities, whereas the associated costs are recorded as “Inventories” until the guides are published.

y)

Use of estimates in recognizing assets and liabilities

The main assumptions made and other significant sources of uncertainty in the estimates made at the closing date that could have a material impact on the carrying amount of assets and liabilities in the next financial year are:

A significant change in the facts and circumstances on which these estimates are based could have a material negative impact on the Group’s earnings and financial position.

Property, plant and equipment and goodwill

The accounting treatment of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes to assess fair value at their acquisition dates, especially for assets acquired in business combinations.

Determining useful lives requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When property, plant and equipment are considered to be impaired, the corresponding loss is taken to the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and potential scope of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred tax assets and liabilities

The Group evaluates the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the course of the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred taxes as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and materialization of deferred tax assets and the forecast tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are recognized when an event in the past gives rise to a current obligation for the Group, the settlement of which requires an outlay that is considered probable and can be estimated reliably. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the closing date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In this case, the relevant information is provided in the notes to the financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

z)	Consolidation methods The consolidation methods applied are as follows:

–	The companies over which the Company exercises effective control, or which it controls by virtue of agreements with the other shareholders, are fully consolidated.

–	Companies which are jointly controlled with third parties (joint ventures) are proportionally consolidated. Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated line by line into the consolidated financial statements.

–	The companies in which there is significant influence, but not control or joint control with third parties, are accounted for by the equity method.

In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated on consolidation. The returns generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.

The financial statements for the consolidated subsidiaries have the same financial year-end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments were made on consolidation in order to present the consolidated financial statements on a uniform basis.

The consolidated income statement and cash flow statement include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding is sold or the company is liquidated, and those of the new companies included in the Group from the date on which the holding is acquired or the company is incorporated through year-end.

Revenues and expenses associated with discontinued businesses are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and represent a line of business or geographic unit which has been disposed of or is available for sale.

The value of stakes held by minority investors in the equity and earnings of the fully consolidated subsidiaries is consolidated and presented under "Minority interests" on the consolidated balance sheet and income statement (see Note 11).

aa)	IFRS and IFRIC interpretations not yet effective

At the date of preparation of the consolidated financial statements, the following IFRS and IFRIC interpretations have been published but their application is not mandatory:

Standards and amendments to standards		Effective date

IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006

IFRS 7	Financial Instruments: Disclosures	January 1, 2007

Amendment	Presentation of Financial Statements – Capital Disclosures	January 1, 2007
to IAS 1

Amendment	Employee Benefits	January 1, 2006
to IAS 19

Amendment	The Effects of Changes in Foreign Exchange Rates – Net
to IAS 21	Investment in a Foreign Operation	January 1, 2006

Amendment	Financial Instruments: Recognition and Measurement –	January 1, 2006
to IAS 39	Fair Value Option

Amendment	Financial Instruments: Recognition and Measurement -	January 1, 2006
to IAS 39	Cash Flow Hedges of Forecast Intragroup Transactions

Amendment	Financial Instruments: Recognition and Measurement –	January 1, 2006
to IAS 39	Financial Guarantee Contracts

Interpretations		Effective date

IFRIC 4	Determining Whether an Arrangement Contains a Lease	January 1, 2006

IFRIC 5	Rights to Interests Arising from Decommissioning,	January 1, 2006
Restoration and Environmental Rehabilitation Funds

IFRIC 6	Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	Years beginning after December 1, 2005

IFRIC 7	Applying the Restatement Approach under IAS 29	March 1, 2006
Financial Information in Hyperinflationary Economies

IFRIC 8	Scope of IFRS 2 Share-based Payment	May 1, 2006

In accordance with the recommendation of advance application and temporary provisions, the Group has adopted the amendment to IAS 39 Financial Instruments: Recognition and Measurement – Fair Value Option before the effective date.

The Group believes that the first-time adoption of the aforementioned standards and interpretations will not have a significant impact on its consolidated financial statements.

(5) INTANGIBLE ASSETS

The detail of the movements in intangible assets in 2005 and 2004 is as follows:

	Millions of euros

	Balance at 12/31/04	Additions	Disposals	Transfers	Translation differences	Inclusion of companies	Exclusion of companies	Balance at 12/31/05

Cost:
Development costs	1,281.61	93.48	(0.89)	(48.42)	4.80	6.79	-	1,337.37
Administrative concessions	4,636.84	48.85	(2.18)	(45.65)	1,019.11	370.23	-	6,027.20
Industrial property and software	4,176.06	722.19	(46.17)	214.57	343.42	210.11	-	5,620.18
Other intangible assets	729.01	212.80	(64.49)	(228.08)	121.22	1,161.80	(0.06)	1,932.20

Total gross intangible assets	10,823.52	1,077.32	(113.73)	(107.58)	1,488.55	1,748.93	(0.06)	14,916.95

Accumulated amortization:
Development costs	1,177.50	80.57	(0.89)	(1.37)	0.35	-	-	1,256.16
Administrative concessions	1,089.37	338.25	(2.42)	0.60	259.72	-	-	1,685.52
Industrial property and software	2,785.61	820.41	(55.25)	(31.58)	223.07	-	-	3,742.26
Other intangible assets	89.59	255.21	(36.38)	(15.84)	58.33	-	-	350.91

Total accumulated amortization	5,142.07	1,494.44	(94.94)	(48.19)	541.47	-	-	7,034.85

Provisions for impairment	7.32	1.40	(0.15)	(4.63)	1.05	-	-	4.99

Net intangible assets	5,674.13	(418.52)	(18.64)	(54.76)	946.03	1,748.93	(0.06)	7,877.11

	Millions of euros

	Balance at 1/1/04	Additions	Disposals	Transfers	Translation differences	Inclusion of companies	Exclusion of companies	Balance at 12/31/04

Cost:
Development costs	1,199.63	86.92	(2.29)	(0.09)	(2.56)	-	-	1,281.61
Administrative concessions	3,757.90	7.34	-	(4.35)	(80.12)	956.07	-	4,636.84
Industrial property and software	3,709.85	499.13	(18.59)	81.33	(11.50)	65.80	(149.96)	4,176.06
Other intangible assets	478.19	44.91	(45.49)	(5.69)	1.52	273.52	(17.95)	729.01

Total gross intangible assets	9,145.57	638.30	(66.37)	71.20	(92.66)	1,295.39	(167.91)	10,823.52

Accumulated amortization:
Development costs	1,089.79	88.05	-	(0.27)	(0.07)	-	-	1,177.50
Administrative concessions	904.70	200.34	-	(7.76)	(7.91)	-	-	1,089.37
Industrial property and software	2,114.49	776.64	(10.31)	7.63	(12.94)	-	(89.90)	2,785.61
Other intangible assets	88.98	60.07	(35.07)	(1.00)	(3.97)	-	(19.42)	89.59

Total accumulated amortization	4,197.96	1,125.10	(45.38)	(1.40)	(24.89)	-	(109.32)	5,142.07

Provisions for impairment	26.97	1.04	(3.65)	(9.02)	0.43	-	(8.45)	7.32

Net intangible assets	4,920.64	(487.84)	(17.34)	81.62	(68.20)	1,295.39	(50.14)	5,674.13

The main additions in 2005 relate to investments in software.

Inclusions of companies in 2005 mainly correspond to the addition of the Cesky Telecom assets, which gave rise a to 350.70 million euro increase in costs. In addition, the process of allocating the acquisition price was completed before year end, giving rise to increases in “Administrative concessions,” “Industrial property and software” and “Other intangible assets” of 60.07 million, 102.86 million and 1,018.95 million euros, respectively, under “Inclusion of companies.”

In addition, the inclusion of Telefónica Móviles Chile, S.A. and Radiocomunicaciones Móviles, S.A. led to an increase in cost of 127.47 million euros. As a result of the allocation of the acquisition price for these two companies, 84.69 million euros were included under “Other intangible assets.”

Meanwhile, because of the acquisition of a further 1.78% of Tele Centro Oeste Participaçoes, S.A. (see Note 2), 27.32 million euros were assigned to the net value of “Administrative concessions.”

The main item under “Inclusion of companies” in 2004 was the addition of the assets relating to the companies acquired by Telefónica Móviles from BellSouth, which gave rise to an increase in cost of 246.58 million euros.

Independent appraisals of the assets acquired from BellSouth resulted in the allocation in 2004 of 644.27 million euros to “Administrative concessions,” a 20.83 million euro increase in “Industrial property and software” and 193.32 million euros as customers acquired recorded under “Other intangible assets.”

The main decrease in 2004 related to the deconsolidation of Lola Films, with a cost and accumulated amortization of 140.55 million and 83.20 million euros, respectively.

In 2005, Group companies capitalized 136.21 million euros (2004: 175.90 million euros) of intangible assets corresponding primarily to software development. Related projects may or may not have been fully completed.

At December 31, 2005 and 2004, the Company carried intangible assets of indefinite useful life at 145.30 million and 66.99 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.

The Company’s management reviews the indefinite useful life classification of these assets each year.

They are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no impact on the consolidated financial statements for 2005 or 2004 as a result of these impairment tests.

Intangible assets with a defined useful life are amortized on a straight-line basis over their estimated useful lives. Amortization charges in 2005 and 2004 amounted to 1,494.44 million and 1,125.09 million euros, respectively, of which 13.61 million euros correspond to assets related to operations discontinued in 2004.

The amount of fully amortized intangible assets at December 31, 2005 and 2004 were 3,658.77 and 2,497.57 million euros, respectively.

(6) GOODWILL AND BUSINESS COMBINATIONS

The movement in this heading in 2005 and 2004 were as follows:

Millions of euros

Balance at 01/01/04	3,981.77

Additions	2,288.82
Disposals	(55.79)
Impairment losses	(120.67)
Transfers	(13.80)
Translation differences	(130.89)

Balance at 12/31/04	5,949.44

Additions	2,452.91
Disposals	(179.28)
Transfers	(140.32)
Translation differences	827.48

Balance at 12/31/05	8,910.23

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”

The detail of the movements in goodwill of the Group’s main companies is shown in Appendix III.

Impairment tests carried out in 2005 did not uncover the need to write down goodwill as recoverable amounts were higher than carrying amounts in all cases.

In 2004, impairment testing uncovered the need to write down goodwill by 120.67 million euros. The goodwill written off in 2004 included mainly 109.51 million euros relating to the investment in Telefónica UK.

The Company uses business plans (generally five years) of various cash-generating units to which goodwill is allocated, applying a before-tax, risk-adjusted (country and business) discount rate to carry out its impairment tests. Forecasted growth rates are applied and growth beyond the fifth year is extrapolated at a constant rate. These tests are performed annually and each time there are indications that the recoverable amount of goodwill may be impaired.

2005

The main increases in goodwill in 2005 related to the following companies:

Millions of euros

Radiocomunicaciones Móviles, S.A.	547.22
Telefónica Móviles Chile Inversiones, S.A.	219.44
Cesky Telecom	912.66
Eurotel Praha	443.56
Telefónica Móviles Mexico Group	90.95
Other	239.08

Total	2,452.91

Disposals in goodwill in 2005 relate mainly to the sale of 25% of Endemol N.V.’s share capital (see Note 2).

The acquisition price of the companies acquired from BellSouth and Cesky Telecom were assigned to assets acquired and liabilities and contingent liabilities assumed on the basis of conclusions drawn from the valuation performed by independent appraisers (see Notes 5 and 7).

2004

The main increases in goodwill in 2004 were as follows:

Millions of euros

Olympic, Ltda.	536.09
Otecel, S.A.	451.37
Telcel, C.A.	491.12
Telefónica Móviles Panamá	305.15
Telefonía Celular de Nicaragua	76.65
Other companies	428.44

Total	2,288.82

The exclusions of companies in 2004 mainly include the sale of Lycos, Inc. for 55.79 million euros.

(7) PROPERTY, PLANT AND EQUIPMENT

The detail and accumulated depreciation of property, plant and equipment in 2005 and 2004 are as follows:

	Millions of euros

	Balance at 12/31/04	Additions	Disposals	Inclusion of companies	Exclusion of companies	Translation differences	Transsfers	Balance at 12/31/05

Cost:
Land and buildings	6,427.52	129.26	(97.83)	2,183.39	(1.29)	577.22	174.85	9,393.12
Plant and machinery	59,499.89	1,350.01	(2,219.45)	905.72	(5.11)	5,899.94	1,851.92	67,282.92
Furniture, tools and other items	2,832.24	336.02	(261.70)	118.50	(0.95)	363.38	177.13	3,564.62

Total PP&E in service	68,759.65	1,815.29	(2,578.98)	3,207.61	(7.35)	6,840.54	2,203.90	80,240.66
Construction in progress	1,168.52	2,255.25	(1.91)	39.47	(0.01)	180.52	(1,966.52)	1,675.32
Advances payments for PP&E	9.05	7.55	0.17	5.09	-	1.25	(4.87)	18.24
Installation materials	264.18	313.23	(6.26)	9.18	-	8.69	(279.00)	310.02

Gross PP&E	70,201.40	4,391.32	(2,586.98)	3,261.35	(7.36)	7,031.00	(46.49)	82,244.24

Accumulated depreciation:
Buildings	2,374.18	388.82	(34.60)	-	(0.77)	211.05	(10.43)	2,928.25
Plant and machinery	42,524.11	4439.96	(2,132.85)	-	(4.14)	3,952.87	12.91	48,792.86
Furniture, tools and other items	2,016.90	394.46	(255.77)	-	(0.65)	274.52	(8.84)	2,420.62

Total accumulated depreciation	46,915.19	5,223.24	(2,423.22)		(5.56)	4,438.44	(6.36)	54,141.73

Provisions for impairment	92.84	41.83	(29.20)	-	-	9.01	(4.57)	109.91

Net PP&E	23,193.37	(873.75)	(134.56)	3,261.35	(1.80)	2,583.55	(35.56)	27,992.60

	Millions of euros

	Balance at 1/1/04	Additions	Disposals	Inclusion of companies	Exclusion of companies	Translation differences	Transsfers	Balance at 12/31/04

Cost:
Land and buildings	6,117.22	197.17	(137.80)	112.66	(5.50)	(40.62)	184.39	6,427.52
Plant and machinery	58,293.73	1,158.26	(1,205.89)	488.50	(7.35)	(347.52)	1,120.16	59,499.89
Furniture, tools and other items	2,766.95	179.01	(187.29)	44.79	(26.99)	(26.68)	82.45	2,832.24

PP&E in service	67,177.90	1,534.44	(1,530.98)	645.95	(39.84)	(414.82)	1,387.00	68,759.65
Construction in progress	1,060.52	1,331.42	(4.66)	50.62	-	(26.90)	(1,242.48)	1,168.52
Advance payments for PP&E	6.92	1.05	(0.04)	0.66	-	(0.43)	0.89	9.05
Installation materials	182.34	294.29	(4.69)	10.39	-	(1.79)	(216.36)	264.18

Gross PP&E	68,427.68	3,161.20	(1,540.37)	707.62	(39.84)	(443.94)	(70.95)	70,201.40

Accumulated depreciation:
Buildings	2,216.46	225.08	(48.85)	-	(1.18)	(8.08)	(9.25)	2,374.18
Plant and machinery	39,880.33	3,985.85	(1,128.82)	-	(6.66)	(202.85)	(3.74)	42,524.11
Furniture, tools and other items	1,883.76	347.35	(166.50)	-	(12.83)	(22.77)	(12.11)	2,016.90

Total accumulated depreciation	43,980.55	4,558.28	(1,344.17)		(20.67)	(233.70)	(25.10)	46,915.19

Provisions for impairment	101.13	14.49	(26.60)	-	-	(2.62)	6.44	92.84

Net PP&E	24,346.00	(1,411.57)	(169.60)	707.62	(19.17)	(207.62)	(52.29)	23,193.37

Inclusion of companies in 2005 include Cesky Telecom’s assets for a gross amount of 3,091.15 million euros and Telefónica Móviles Chile, S.A. and Radiocomunicaciones Móviles, S.A. for a gross amount of 154.97 million euros.

Inclusion of companies in 2004 include the assets relating to the companies acquired by Telefónica Móviles from BellSouth, which gave rise to an increase in costs of 701.50 million euros. As with intangible assets, Telefónica Móviles appraised the property, plant and equipment acquired as part of the purchase of the BellSouth operators in order to recognize them at fair value.

Among the investments made in 2005 and 2004 were additions by Telefónica de España of 1,073.08 and 911.32 million euros, respectively. These were mainly to develop the RIMA network (high performance IP network) and launch ADSL and, more recently, to provide integrated broadband services and solutions. The company has invested 2,440.61 million euros since launching broadband services in August 2001 (1,988.61 million euros at year-end 2004).

Also included are the enlargement and rollout of the GSM and GPRS networks, as well as the Telefónica Móviles Group operators’ UMTS network.

“Translation differences” reflect the impact of exchange rate movements on opening balances. The effect of exchange rates on movements in the year is included in the appropriate column for each movement.

Depreciation in 2005 and 2004 based on the various assets’ estimated useful lives (see Note 4.e) totaled 5,223.24 million and 4,558.28 million euros, respectively, of which 3.73 million euros in 2004 corresponded to assets related to discontinued operations.

At December 31, 2005 and 2004, the following items had been fully depreciated:

	Millions of euros

	12/31/05	12/31/04

Buildings	710.25	354.45
Plant and machinery	26,969.59	23,121.34
Other PP&E	1,636.18	1,744.06

Total	29,316.02	25,219.85

Telefónica de España’s property, plant and equipment used to provide services currently regulated by the related license cannot be mortgaged without prior authorization by the government.

Telefónica Group companies have taken out insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

Additions in 2005 and 2004 included in-house developments by the Telefónica Group totaling 482.11 and 223.28 million euros, respectively, recorded under “Internal expenditures capitalized” (see Note 19).

The net amount of “Plant, property and equipment” temporarily out of service at December 31, 2005 and 2004 totaled 39.37 million and 32.98 million euros, respectively.

(8) FINANCIAL ASSETS

Noncurrent financial assets

The detail of this heading and the corresponding provision at December 31, 2005 and 2004 is as follows:

	Millions of euros

	Other investments	Other loans	Derivative financial assets	Deposits and guarantees	Prepayments	Provisions	Total

Balance at 01/01/04	1,617.40	1,399.50	637.61	644.55	121.85	(56.92)	4,363.99

Additions	21.60	327.46	685.42	476.93	54.22	(50.43)	1,515.20
Disposals	(423.38)	(130.81)	(702.98)	(496.34)	(96.15)	6.44	(1,843.22)
Inclusion of companies	0.01	(12.58)	-	1.50	1.44	-	(9.63)
Exclusion of companies	(0.61)	-	-	-	(0.23)	12.89	12.05
Translation differences	3.84	(9.82)	(9.92)	0.68	(2.07)	0.94	(16.35)
Fair value restatements	124.75	61.72	(169.77)	0.01	40.57	-	57.28
Transfers	(456.84)	(93.21)	(12.02)	16.44	(3.07)	(30.28)	(578.98)

Balance at 12/31/04	886.77	1,542.26	428.34	643.77	116.56	(117.36)	3,500.34

Additions	1,736.13	277.17	34.14	349.82	97.91	(4.39)	2,490.78
Disposals	(136.09)	(259.96)	(77.79)	(380.56)	(50.16)	25.33	(879.23)
Inclusion of companies	-	8.89	-	(0.58)	13.45	(0.04)	21.72
Exclusion of companies	-	-	-	(0.14)	-	(0.01)	(0.15)
Translation differences	10.05	48.23	7.60	32.92	14.57	(11.93)	101.44
Fair value restatements	43.44	16.12	(28.31)	(0.03)	(0.57)	-	30.65
Transfers	(19.67)	(190.19)	(52.63)	(33.32)	(16.72)	(271.79)	(584.32)

Balance at 12/31/05	2,520.63	1,442.52	311.35	611.88	175.04	(380.19)	4,681.23

“Other investments” include the market value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term. We would highlight the investment in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), valued at 546.13 million euros (472.61 million euros at December 31, 2004).

“Additions” in 2005 reflects the shares acquired in O2, Plc. on the London Stock Exchange subsequent to the takeover bid launched by Telefónica for 100% of the UK operator’s share capital. At December 31, 2005, 4.97% of the company’s capital had been acquired for 1,265.83 million euros (see Subsequent Events - Note 22).

Meanwhile, in July, Telefónica Internacional, S.A.U. (TISA) acquired 2.99% of the share capital of Chinese operator China Netcom Group Corporation (Hong Kong) Limited (CNC) at a price of 11.45 Hong Kong dollars per share, representing a total investment of 240 million euros. In September, TISA acquired a further 2.01% of the Chinese company for 184 million euros. After this second acquisition, the Telefónica Group’s holding in the Chinese operator stood at 5%.

Disposals in 2005 include the sale in March of 14.41% of US company Infonet Services Corporation, Inc. The profit on the sale was 80.00 million euros, recognized under “Gains on disposal of assets” (see Note 19).

Disposals in 2004 correspond mainly to the sale of the shareholding in Pearson Plc.

Also in 2004, Telefónica increased its stake in Portugal Telecom, S.G.P.S., S.A. to 9.58% . Therefore, it began consolidating the Portuguese operator by the equity method as an investment in an associate (see Note 19 and Appendix II). The impact of this change is recognized in “Transfers” under “Other investments.”

“Other loans” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, mainly in fixed-income securities, amounting to 754.68 million and 823.28 million euros at December 31, 2005 and 2004, respectively, carried at market value. It also includes long-term loans to associates (see Note 9).

“Derivative financial assets” includes the fair value of derivatives to hedge assets or liabilities whose maturity is twelve months or greater, as part of the Group’s financial risk-hedging strategy (see Note 15).

“Deposits and Guarantees” includes mainly 611.88 million euros to cover guarantees at December 31, 2005 (643.77 million euros at December 31, 2004). These deposits will decrease as the respective obligations they are guaranteeing are reduced.

“Prepayments” refer to amounts already paid but not yet included in the consolidated income statement because the related goods or services have not yet been consumed or their ownership has not been transferred.

Current financial assets

This heading in the accompanying consolidated balance sheet at December 31, 2005 and 2004 includes mainly the following items:

—	“Current financial assets” recognized at market value to cover commitments assumed by the Group’s insurance companies, amounting to 447.72 million euros at December 31, 2005 (440.96 million euros at December 31, 2004). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

—	Investments corresponding to the Telefónica Móviles Group amounting to 140.16 million euros (525.48 million euros in 2004).

—	Derivative financial assets not used to hedge non-current balance sheet items expected to mature within less than twelve months, which amounted to 169.64 million euros (466.26 million euros in 2004) (see Note 15).

—	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

—	Loans to associates (see Note 9).

Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated balance sheet.

(9) INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER RELATED-PARTIES

Associates

The detail of associates and key financial highlights are:

December 31, 2005	Millions of euros

COMPANY	% Holding	Total assets	Total liabilities	Current revenues	Income (loss) for the year	Goodwill	Carrying amount	Fair value

Sogecable, S.A. (SPAIN)	23.83	2,380.00	2,040.88	1,518.96	7.73	603.48	675.94	1,077.76

Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1)	9.84	15,511.60	11,780.40	4,663.80	318.60	509.81	796.07	961.65

Lycos Europe, N.V. (NETHERLANDS)	32.10	171.73	45.36	126.13	(20.24)	-	40.60	355.20

Médi Telecom, S.A. (MOROCCO)	29.90	1,154.92	991.36	390.58	26.43	9.82	52.63	52.63

Sistemas Técnicos de Loterías del Estado, S.A.	31.75	90.19	11.59	56.85	6.38	-	23.07	23.07
(SPAIN)

Telefónica Factoring Establecimiento Financiero de	50.00	91.67	82.07	7.43	2.76	-	5.00	5.00
Crédito, S.A. (SPAIN)

Mobipay España, S.A. (SPAIN)	12.41	3.17	-	-	(4.79)	-	0.42	0.42

Ipse 2000, S.p.A. (ITALY)	46.44	42.26	1,033.59	-	(1,223.39)	-	-	-

Other	N/A	N/A	N/A	N/A	N/A		70.62	70.62	.

TOTAL		19,445.54	15,985.25	6,763.75	(886.52)	1,123.11	1,664.35	2,546.35	.

(1) Figures at September 30, 2005

December 31, 2004	Millions of euros

COMPANY	% Holding	Total assets	Total liabilities	Current revenues	Income (loss) for the year	Goodwill	Carrying amount	Fair value

Sogecable, S.A. (SPAIN)	23.83	2,519.99	2,351.82	1,477.17	(152.83)	603.48	664.55	971.62

Portugal Telecom, S.G.P.S., S.A. (PORTUGAL)	9.58	13,579.61	10,533.68	6,174.00	577.09	512.61	766.64	1,029.08

Lycos Europe, N.V. (NETHERLANDS)	32.10	194.06	47.86	107.73	(45.48)	-	46.57	205.64

Médi Telecom, S.A. (MOROCCO)	29.75	1,144.38	1,010.52	324.81	(26.88)	9.58	43.07	43.07

Sistemas Técnicos de Loterías del Estado, S.A.	31.75	81.61	10.33	50.10	4.95	-	22.57	22.57
(SPAIN)

Telefónica Factoring Establecimiento Financiero	50.00	86.41	77.12	6.75	2.44	-	4.80	4.80
de Crédito, S.A. (SPAIN)

Mobipay España, S.A. (SPAIN)	12.35	15.91	7.94	2.92	(4.61)	-	0.88	0.88

Ipse 2000, S.p.A. (ITALY)	46.23	797.68	724.88	0.56	(61.84)	-	32.76	32.76

Other	N/A	N/A	N/A	N/A	N/A		69.84	69.84	.

TOTAL		18,419.65	14,764.15	8,144.04	292.84	1,125.67	1,651.68	2,380.26	.

The detail of the movements in investments in associates in 2005 and 2004 was as follows:

Investments in associates	Millions of euros

Balance at 01/01/04	981.32

Additions	578.19
Disposals	(97.72)
Exclusion of companies	(0.24)
Translation differences	(47.46)
Income (loss)	(50.49)
Dividends	(13.84)
Transfers	301.92

Balance at 12/31/04	1,651.68

Additions	44.69
Disposals	(7.18)
Inclusion of companies	0.38
Exclusion of companies	(0.32)
Translation differences	74.19
Income (loss)	(128.21)
Dividends	(36.47)
Transfers	65.59

Balance at 12/31/05	1,664.35

The additions and disposals at December 31, 2005 and 2004 reflect the amounts resulting from transactions detailed in the changes to the consolidation scope (see Appendix II).

As detailed in Appendix II, Telefónica acquired an additional 4.88% shareholding in Portugal Telecom, S.G.P.S., S.A., taking a total (direct and indirect) holding to 9.58% at the end of 2004. As a result, Telefónica became the Portuguese operator’s core shareholder. As a result of this and other significant agreements with the company, the Company was considered to have significant influence and therefore began consolidating Portugal Telecom, S.G.P.S., S.A. by the equity method in 2004. The impact of this change is reflected in “Transfers” in 2004 (see Note 8).

In the course of 2005, Sogecable, S.A. increased its share capital by 7,560,261 shares with a par value of 2 euros each and bearing an issue premium of 22.47 euros. The Telefónica Group subscribed for 1,801,689 of these shares, paying a total of approximately 44.10 million euros. As result, the Group’s shareholding in Sogecable is unchanged, at 23.83% of its total share capital.

Noteworthy in connection with the balances receivable from associated companies at December 31, 2005 and 2004, is the financing granted to Sogecable, S.A. in accordance with the commitments assumed in relation to the integration of the satellite platforms (see Note 21.b). “Other loans – Noncurrent financial assets” at December 31, 2005 includes 242.37 million euros to Sogecable, S.A. (262.31 million euros at December 31, 2004) (see Note 8).

The figure at year end 2005 also includes 78.18 million euros owed from Medi Telecom and 351.03 million euros from Ipse 2000, S.p.A. (74.17 and 313.69 million euros, respectively, at December 31, 2004).

On January 31, 2006, the Italian Government informed Ipse 2000, S.p.A. of its decision to revoke the UMTS license granted to it in 2000. This impairment was recognized in the 2005 income statement and this investment was completely written off in the Group’s balance sheet. Net exposure at December 31, 2004, including financing granted, stood at 136.78 million euros. “Share of profit (loss) of associates” includes the impact of this decision. In 2005 and 2004, Ipse 2000, S.p.A.’s statutory accounts include items previously written off by the Telefónica Móviles Group of 26.09 and 95.04 million euros, respectively, and these are included under “Transfers” in the preceding table (see Subsequent Events - Note 22).

Joint ventures

On December 27, 2002, having complied with Brazilian regulatory provisions, Telefónica Móviles, S.A. and PT Movéis Servicos de Telecomunicaçoes, SGPS, S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group by the proportional method.

The contributions of Brasilcel, N.V. to the Telefónica Group’s 2004 and 2005 consolidated balance sheets and income statements are as follows:

	2005	2004

Current assets	1,242.02	948.35
Noncurrent assets	3,448.29	2,634.30
Current liabilities	1,132.16	1,156.44
Noncurrent liabilities	1,028.98	502.09
Revenues	1,955.26	1,550.83
Expenses	1,857.98	1,353.16

Other related parties

Following is a summary of the main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:

  Financing transactions arranged under market conditions, with approximately 719.91 million euros drawn down at December 31, 2005.

  Derivative transactions contracted under market conditions, for a nominal amount of approximately 3,320.17 million euros.

  Guarantees granted by BBVA for approximately 16.50 million euros.

  The rendering, mainly of telecommunications and telemarketing services, by Telefónica Group companies to the BBVA Group, under market conditions.

  Telefónica, S.A. reached an agreement with BBVA whereby Terra Networks, S.A. (now Telefónica, S.A.) acquired a 49% holding in Uno-e-Bank. Telefónica and BBVA also signed a deal establishing the procedures and conditions for the integration of the BBVA group’s Spanish and international call center business in Atento, a Telefónica Group subsidiary (See Note 21.b.).

Caja de Ahorros y Pensiones de Barcelona, La Caixa, and subsidiaries comprising the consolidated group:

  Financing transactions arranged under market conditions, with approximately 835.97 million euros drawn down at December 31, 2005.

  Telefónica Group companies provide La Caixa group companies mainly with telecommunications services, under market conditions.

(10)   TRADE AND OTHER RECEIVABLES

The detail of this heading at December 31, 2005 and 2004 is as follows:

	Millions of euros

	Balance at	Balance at
	12/31/05	12/31/04

Customers	8,148.92	6,570.42
Receivable from associates	71.80	83.00
Sundry receivables	653.88	612.97
Bad debt reserves	(1,712.17)	(1,568.44)
Short-term prepayments	353.32	221.80

Total	7,515.75	5,919.75

Public-sector trade receivables in the countries in which the group operates amounted to 552.31 million euros at December 31, 2005.

The detail of trade receivables at December 31, 2005 is as follows:

Millions of euros

Trade receivables billed	5,252.41
Trade receivables unbilled	2,205.71
Bills of exchange receivable	690.80

Total	8,148.92

In 2005 the reserves made for bad debt amounted to 498.85 million euros (322.72 million euros in 2004) recorded under “Changes in trade provisions” of “Other expenses” (see Note 19).

(11)   EQUITY

The detail of the movements in equity accounts in 2005 and 2004 is as follows:

	Attributable to equity holders of the parent company

	Share capital	Share premium	Own equity instruments	Other reserves	Translation differences	Total	Minority interests	Total equity

Balance at January 1, 2004	4,955.89	7,987.14	(133.46)	(1,205.65)	-	11,603.92	2,446.28	14,050.20

Dividends	-	(951.64)	-	(972.53)	7.65	(1,916.52)	(949.29)	(2,865.81)
Net purchase of own equity instruments	-	(1,747.82)	(556.72)	273.49	-	(2,031.05)	-	(2,031.05)
Movements and sales of minority interests	-	-	-	-	-	-	79.65	79.65
Income and expense recognized in the year	-	-	-	3,007.65	(308.28)	2,691.72	301.95	3,001.32
Other movements	-	-	-	91.69	(7.65)	91.69	24.12	108.16

Balance at December 31, 2004	4,955.89	5,287.68	(690.18)	1,194.65	(308.28)	10,439.76	1,902.71	12,342.47

Dividends	-	(1,296.27)	-	(1,083.15)	7.17	(2,372.25)	(396.35)	(2,768.60)
Capital reduction	(34.76)	(122.68)	157.44	-	-	-	-	-
Net movements in own equity instruments	-	(1,769.08)	159.67	(74.02)	-	(1,683.43)	-	(1,683.43)
Purchases and sales of minority interests	-	-	-	(22.66)	-	(22.66)	1,042.42	1,019.76
Transfers	-	(428.82)	-	428.82	-	-	-	-
Income and expense recognized in the year	-	-	-	4,262.68	2,134.65	6,397.33	823.65	7,220.98
Other movements	-	-	-	(18.28)	(7.18)	(25.46)	52.71	27.25

Balance at December 31, 2005	4,921.13	1,670.83	(373.07)	4,688.04	1,826.36	12,733.29	3,425.14	16,158.43

a) Share capital and share premium

At December 31, 2005, Telefónica S.A.’s share capital amounted to 4,921,130,397 euros and consisted of 4,921,130,397 fully paid ordinary shares of a single series and of 1 euro par value each, all recorded by the book-entry system and traded on the Spanish computerized trading system (“Continuous Market”), where they form part of the “Ibex 35” index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, São Paulo and Lima Stock Exchanges.

On June 15, 2001, authorization was given at the Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum of 2,274.68 million euros, by issuing new ordinary shares, be they ordinary redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription rights and, in all cases, in exchange for cash. At December 31, 2005, the Board of Directors had not made use of this authorization.

In addition, at the April 11, 2003 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities at one or several times within a maximum period of five years from that date. These may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security either simple or, in the case of debentures and bonds, exchangeable for shares of the Company or of any of the group companies and/or convertible into shares of the Company. At December 31, 2005, the Board of Directors had not exercised these powers, except to approve three programs to issue corporate promissory notes for 2004, 2005 and 2006.

On May 31, 2005, shareholders voted to authorize the derivative acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established by the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.

Share capital and share premium in 2005

The detail of the movements in these headings in 2005 was as follows:

			Millions of euros

	Date	Number of Shares	Share capital	Share premium

Balance at 12/31/04		4,955,891,361	4,955.89	5,287.68

Capital reduction	6/6/05	(34,760,964)	(34.76)	(122.68)
Distribution of treasury shares	6/28/05	-	-	(2,571.27)
Cash dividend	11/11/05	-	-	(1,296.27)
Value of treasury shares	-	-	-	802.19
Merger with Terra Networks, S.A.	-	-	-	(428.82)

Balance at 12/31/05		4,921,130,397	4,921.13	1,670.83

On June 6, 2005, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted at the Shareholders’ Meeting on May 31, 2005, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized at the Shareholders’ Meeting. As a result, 34,760,964 Telefónica S.A. treasury shares were cancelled and the Company’s share capital was reduced by a par value of 34,760,964 euros. Article 5 of the Corporate bylaws was reworded accordingly, to restate share capital at 4,921,130,397 euros as of that date. Likewise, to render null and void the right of opposition provided for in Article 166 of the same Law, it was likewise decided, as permitted by Article 167.3 of the Spanish Corporation Law, to record a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cancelled shares were delisted on June 9, 2005.

Share capital and share premium in 2004

The detail of the movements in these headings in 2004 was as follows:

			Millions of euros

	Date	Number of Shares	Share capital	Share premium

Balance at 01/01/04		4,955,891,361	4,955.89	7,987.14

Cash dividend	11/12/04	-	-	(951.64)
Value of treasury shares	-	-	-	(1,747.82)

Balance at 12/31/04		4,955,891,361	4,955.89	5,287.68

In 2004 the Company did not increase or decrease capital.

2005 dividends

At its meeting of February 23, 2005, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2004 income entailing a fixed gross 0.23 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on May 13, 2005, and the total amount paid was 1,083.15 million euros.

In addition, on May 31, 2005, shareholders voted a distribution by paying a gross 0.27 per share for each of the Company’s outstanding shares eligible at the payment date, charged against “Share premium reserve.” This dividend was paid on November 12, 2005, and the total amount paid was 1,296.27 million euros.

At the same meeting shareholders voted to distribute treasury shares from the share premium reserve to Telefónica S.A. shareholders in the proportion of one share for every twenty-five held. This distribution took place on June 28, 2005 giving rise to a 2,571.28 million euro charge against “Share premium reserve.”

2004 dividends

On April 30, 2004, an agreement was reached at the Shareholders’ Meeting to pay a cash dividend against 2003 income of 0.20 euros per outstanding share. This amount was paid on May 14, 2004, and the total amount paid was 972.53 million euros.

Also on April 30, 2004, shareholders voted to distribute 0.20 euros per outstanding share, charged against the share premium reserve. This amount was paid on November 12, 2004, and the total amount paid was 951.63 million euros.

b) Reserves

Legal reserve

Under the revised Spanish Corporation Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital provided that the balance of the remaining reserve does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses provided other reserves are insufficient for this purpose.

Revaluation reserves

“Revaluation Reserves” arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996, June 7.

At December 31, 2005 and 2004 the revaluation amounted to contained 1,357.86 million euros.

Revaluation reserves, with no tax effect, may be used to offset future losses that may arise and to increase capital. From January 1, 2007, they may be allocated to unrestricted reserves, provided the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which amortization has been taken for accounting purposes or when the revalued noncurrent assets have been transferred or retired.

Consolidation reserves

The movement in this heading corresponds to the prior years’ retained earnings.

c) Translation differences on consolidation

Translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after elimination of intergroup balances and transactions (see Note 4-b). They also include exchange rate differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange rate risk on these investments.

The Company has taken an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero (see Note 2). The related impact on prior years is recognized in “Consolidation reserves.”

Appendix I provides the detail of the contribution by Group companies to the translation differences on consolidation.

d) Own equity instruments

At December 31, 2005 and 2004, Telefónica group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share

	Number of shares	Acquisition price	Trading price	Value	%

Treasury shares at 12/31/05	136,647,061	12.996	12.710	1,736.78	2.77674%

Treasury shares at 12/31/04	207,245,179	11.833	13.228	2,741.44	4.18179%

Telefónica S.A. owns the only treasury shares in the group. No other group company owns any Telefónica treasury shares.

In 2005 and 2004 the Company bought a total of 230,038,870 and 166,712,310 treasury shares amounting to 2,744.03 million and 2,031.05 million euros, respectively.

In addition, in 2005 the Company sold 48,503,517 shares for a total of 647.45 million euros and used 29,274,686 shares for the Terra Networks S.A. share exchange, 34,760,964 treasury shares for the capital reduction described above (see Note 2) and 188,096,296 treasury shares for the return of the share premium to shareholders through the delivery of treasury shares. The company also granted 1,525 treasury shares to employees under the EN-SOP share option plan (see Note 19).

The underlying carrying amount of treasury shares is recorded under "Own equity instruments” under “Equity” and the difference with respect to cost is recognized in equity under “Other reserves” (unrestricted reserves) and “Share premium.”

e) Equity attributable to minority interests

“Minority interests” represents the share of minority shareholders in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2005 and 2004 consolidated balance sheets were as follows:

Millions of euros

Balance at 01/01/04	2,446.28

Capital contributions and inclusion of companies	243.62
Income (loss) for the year	309.92
Translation differences	(7.97)
Incorporations and exclusion of companies	(163.97)
Dividends paid	(949.29)
Other movements	24.12

Balance at 12/31/04	1,902.71

Capital contributions and inclusion of companies	1,346.53
Income (loss) for the year	381.21
Translation differences	442.44
Incorporations and exclusion of companies	(304.11)
Dividends paid	(396.35)
Other movements	52.71

Balance at 12/31/05	3,425.14

Appendix IV provides details of this heading and the movements affecting the main Group companies.

2005

Changes in minority interests in 2005 included the first-time consolidation of Cesky Telekom (1,197.80 million euros), the acquisition of 23.20% of Terra Networks (300.35 million euros) following the takeover bid, and profit for the year attributable to minority interests (381.21 million euros).

2004

The main movements in minority interests in 2004 were those relating to the distribution of dividends by Telefónica Empresas CTC Chile, S.A., Terra Networks, S.A. and Telesp Participaçoes, S.A.

f) Legislation regulating the sale of holdings

Law 62/2003, December 30, on Tax, Administrative, Labor and Social Security Measures, based on the judgment of the European Court of Justice of May 13, 2003, amended the administrative authorization system set out in Law 5/1995, March 23, on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain corporate transactions and agreements of Telefónica S.A., Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997, January 10.

The reform introduced a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification. The cases that must be notified were also reduced.

Specifically, provided no change in control occurs, it is now no longer necessary to notify the sale or encumbrance of shares representing up to 50% of the share capital in transactions concerning (i) Telefónica S.A’s shares in Telefónica de España S.A.U., (ii) Telefónica S.A.’s shares in Telefónica Móviles S.A. and (iii) Telefónica Móviles S.A.’s shares in Telefónica Móviles España S.A.U.

Notification is still required, however, for any direct, indirect or triggered acquisition, even through third-party trusts or third-party intermediaries, of shares in Telefónica S.A. or in Telefónica Móviles S.A. when they result in the disposal of at least 10% of the share capital. However, cases constituting mere financial transactions that do not have as their objective the control and/or management of these companies are excluded.

In addition, the disposal or encumbrance by Telefónica de España and Telefónica Móviles España of certain strategic assets located in Spain still have to be notified, except when these transactions are carried out between Group companies.

Pursuant to the reasoned opinion sent by the European Commission to the Spanish government on November 25, 2005, the Spanish Cabinet approved a bill to do away with this framework for the disposal of publicly-owned holdings in certain companies. If passed, this bill would bring forward the end of this system, which in Telefónica’s case was scheduled to finish on February 18, 2007.

(12)   INTEREST-BEARING DEBT AND LOANS

The details of this heading in the years ending December 31, 2005 and 2004 are as follows:

	Millions of euros

	Balance at 12/31/05	Balance at 12/31/04

Issues	15,834.07	16,668.06
Interest-bearing loans and borrowings	18,569.38	11,034.57

Total	34,403.45	27,702.63

Total non-current	25,167.58	17,492.23
Total current	9,235.87	10,210.40

a)   Issues

Debentures, bonds and other marketable securities

The details of the movements in the balances relating to issues of debentures, bonds and other marketable debt securities in the years ended December 31, 2005 and 2004 were as follows:

	Millions of euros

	Simple domestic-currency issues	Simple foreign-currency issues	Promissory notes & Commercial paper programs	Other marketable debt securities	Total

Balance at 12/31/2004	7,556.99	5,235.25	1,890.47	1,985.35	16,668.06

New issues	22.33	895.86	4,615.08	17.09	5,550.86
Redemptions, conversions and	(2,296.96)	1,474.81	(4,043.57)	0.07	(7,815.27)
exchanges
Restatements and other movements	193.95	1,189.84	35.97	11.16	1,430.92

Balance at 12/31/2005	5,476.31	5,846.14	2,497.95	2,013.67	15,834.07

Maturity:
Long term	3,907.99	5,466.20	-	2,013.67	11,387.86
Short term	1,568.32	379.94	2,497.95	-	4,446.21

The main issues in 2005 were as follows (in millions of euros): Issues by Telefónica de Argentina, S.A.:

Item	Date	Face value (millions)	Currency	Maturity	Interest rate

Marketable debentures	02/08/2005	29.03	ARS	02/11/06	8.00%
Marketable debentures	02/08/2005	13.98	ARS	02/11/07	SURVEY + 2.5 (*)

Issues by Telefónica del Perú, S.A.A.:

Item	Date	Face value (millions)	Currency	Maturity	Interest rate

Bonds T. Perú 3rd Program
(5th-Series A)	01/12/2005	16.85	PEN	01/12/07	5.50%
Bonds T. Perú 3rd Program	03/07/2005	24.69	PEN	12/07/06	5.19%
(6th)
Bonds T. Perú 3rd Program
(7th)	04/20/2005	17.28	PEN	10/20/06	5.50%
Bonds T. Perú Senior
Notes	10/11/2005	186.16	PEN	04/11/16	8.00%

Issues by Telefónica Finanzas México:

Item	Date	Face value (millions)	Currency	Maturity	Interest rate

Certificados bursátiles – peso bonds	09/30/2005	275.28	MXN	09/24/10	CETES 91 +0.61
Certificados bursátiles – peso bonds	09/30/2005	117.8	MXN	09/21/12	9.25

Issues by Brasilcel:

Item	Date	Face value (millions)	Currency	Maturity	Interest rate

Nonconvertible bonds	05/01/2005	144.86	BRL	05/01/10	104.2% CDI
Nonconvertible bonds	05/01/2005	36.21	BRL	05/01/09	103.3% CDI

The main issues in 2004 were as follows (in millions of euros): Issues by Telefónica de Argentina, S.A.:

Item	Date	Face value (millions)	Currency	Maturity	Interest rate

Marketable debentures	05/05/2004	163.26	ARS	05/06/05	8.05%
Marketable debentures	10/28/2004	134.85	ARS	10/28/05	8.25%
Marketable debentures	10/28/2004	65.15	ARS	05/02/06	Floating BADLAR+2.4%	(*)

(*) 15% ceiling and 7% floor

Issues by Telesp Celular Participaçoes, S.A.:

Item	Date	Face value (millions)	Currency	Maturity	Interest rate

Marketable debentures	09/01/04	1,500.00	BRL	09/01/07	103.5% CDI (*)

(*) Brazilian interbank deposit rate.

Issues by Telefónica de Perú, S.A.A. under its bond programs:

Item	Date	Face value (millions)	Currency	Maturity	Interest rate

T. Perú 3rd Program (2nd -Series A)	04/20/04	30.00	PEN	04/20/07	5.3125%
T. Perú 3rd Program (3rd )	06/30/04	30.00	PEN	12/30/07	8.1250%

Corporate promissory notes

The features of the main corporate promissory note issue program at December 31, 2005 and 2004 were as follows:

Millions of euros	Aimed at	Euros	Method of sale
Limit		Face value
2,000	Participating entities	1,000	15-day tenders at least once a month
		100,000	Specific transactions

The average interest rate on the outstanding position at December 31, 2005, was 2.39% (2.24% at December 31, 2004).

Commercial paper

The features of Telefónica Europe, BV’s commercial paper issue program are as follows:

Millions of euros	Aimed at	Face value	Method of sale
Limit
2,000	Investors	500,000USD	Specific transactions
		500,000EUR	Specific transactions
		100,000,000JPY	Specific transactions
		100,000GBP	Specific transactions

The average interest rate on the outstanding position at December 31, 2005, was 2.36% (2.27% at December 31, 2004).

In addition, at December 31, 2005 Telefónica del Perú, S.A.A. had a commercial paper issue program with a maximum outstanding limit of 180 million dollars or its equivalent in local currency. As of that date 143 million dollars had not been used, and the remaining 37 million dollars, or its equivalent in local currency, had been drawn down in regular tranches at a weighted average interest rate at December 31, 2005 of 4.40%. At December 31, 2004, 151.8 million dollars had not been used and the remaining 28.2 million dollars or its equivalent in local currency had been drawn down in regular tranches at a 4.55% interest rate.

Telesp has a local bond program, with a maximum limit outstanding of 3,000 million reais, which allows the issue, up to this amount, of commercial paper and local bonds, at any maturity, with interest in reais at fixed rates, floating rates (CDI) or tied to other indices, e.g., inflation (GPI – M or CPI – A). In 2004, 1,500 million reais were drawn down. No amounts were drawn down in 2005, so until the program ends on October 15, 2006 there are still 1,500 million reais available.

Telesp Celular Participações runs a similar program to Telesp in terms of total issuance, maturity and interest rates for up to 2,000 million reais. In 2005 1,000 million reais were drawn down and further issues up to the remaining value until August 20, 2006, when the program ends.

Other marketable debt securities

This heading consists mainly of preference shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000.00 million euros. These shares were issued in 2002 and have the following features:

  Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

  Interest is paid every three calendar months provided the Telefónica Group obtains consolidated net income.

b) Interest-bearing debt

Balances with banks are as follows:

	Millions of euros

	Balance at 12/31/05			Balance at 12/31/04

	Current	Non- current	Total	Current	Non- current	Total

Loans and other payables (principal)	4,371.554	12,453.50	16,825.05	3,864.37	4,849.39	8,713.76
Loans and other payables (interest)	48.46	12.53	60.99	43.83	3.92	47.75
Derivative financial liabilities (Note 15)	369.65	1,313.69	1,683.34	825.21	1,447.85	2,273.06

Total	4,789.66	13,779.72	18,569.38	4,733.41	6,301.16	11,034.57

The average interest rate on bank overdrafts and loans at December 31, 2005 was 4.35% (5.31% in 2004). This percentage does not include the impact of hedging arranged by the group.

The most significant financial transactions in 2005 and 2004 were as follows:

Item	Amount (millions)	Currency	Date	Maturity

Loan to CTC from BBVA	150.00	USD	11/04/05	06/21/11
Telefónica, S.A. syndicated loan	6,000.00	EUR	06/28/05	06/28/11
Loan to CTC from Citibank	150.00	USD	05/09/05	12/09/08
Syndicated loan to Tel. Mvles Perú (1)	200.00	USD	02/25/05	02/24/06
Syndicated loan to Tel. Mvles Chile (2)	180.00	USD	01/07/05	01/05/11
ABN Amro Bank N.V.	377.08	USD	11/26/04	11/15/10
Santander Overseas Bank	273.93	USD	10/28/04	10/28/06
Telefónica, S.A. syndicated loan from Citibank	3,000.00	EUR	07/06/04	07/06/09

(1) This syndicated loan was originally arranged with a number of financial institutions, the first tranche (30 million dollars) on November 28, 2003 and the remaining two tranches (totaling 170 million dollars) on December 8, 2003, i.e., before the acquisition of BellSouth’s operators in Perú. The entire amount was renewed on February 25, 2005 until maturity on February 24, 2006, to which the guarantee of Telefónica, S.A. was added. On August 25, 2005, 40 million dollars were prepaid, leaving an outstanding balance at the end of 2005 of 160 million dollars.

(2) This syndicated loan was originally signed on April 22, 1997 by Bellsouth, i.e., before Telefónica acquired its operators in Chile. Accordingly, on January 7, 2005 it was modified due to the change in the shareholder structure deriving from the acquisition and including Telefónica, S.A.’s guarantee. A one-year maturity was established from this date. On December 29, 2005 the terms were renegotiated again to remove Telefónica, S.A. as an underwriter and extend the maturity to five years, until January 5, 2011.

Compañía de Telecomunicaciones de Chile concluded the renegotiation of its two syndicated loans in 2005, originally arranged for 180 and 225 million dollars. The maturity of the first, now for 150 million dollars, has been extended from April 2007 to December 2008 and has been adjusted to market rates. The second, also for 150 million dollars, has been rescheduled and rather than maturing in April 2008, with partial repayments from April 2006, now matures in June 2011, with the spread adjusted to market conditions.

On June 28, 2005 Telefónica S.A. arranged a 6,000 million euro syndicated loan with 40 Spanish and international financial institutions maturing June 28, 2011. The loan is denominated in euros and can be drawn down in either euros, US dollars, UK pound sterling, yen, Swiss francs or any other currency subject to prior agreement by the banking institutions. By the end of 2005, the entire amount had been drawn down in various stages.

On November 26, 2004, Telefónica, S.A. and several branches of ABN Amro Bank N.V. entered into a credit facility agreement amounting to 377.08 million dollars underwritten by the export credit agencies of Finland ("Finnvera") and Sweden ("EKN"), bearing fixed interest of 3.26% and with final maturity on November 15, 2010. This financing will cover up to 85% of the purchases of network equipment to be made by Telefónica Móviles Group companies from Ericsson and Nokia.

In addition, Santander Overseas Bank granted financing of 273.93 million dollars, underwritten by Telefónica, S.A., to Telefónica Móviles’ subsidiary in Colombia to refinance its debt. The financing bears a floating interest rate tied to three-month Libor plus a spread of 0.125% . This amount was renewed in October 2005.

On July 6, 2004, Telefónica arranged a 3,000 million euro syndicated loan with several Spanish and foreign banks. This loan matures in five years (July 6, 2009) and bears interest of Euribor/Libor plus a spread based on the Company’s credit rating. The commitments and obligations of the parties are those ordinarily assumed in syndicated financing transactions. In 2005, 1,300 million euros and 392 million dollars were drawn down and in 2004, 500 million euros and 760 million dollars.

The main repayments made in 2005 and 2004 were as follows:

Item	Amount (millions)	Currency	Date

Telefónica, S.A. loan from BSCH	135.23	EUR	11/25/05

CTC loan from ABN (*)	150.00	USD	11/04/05

Telefónica, S.A. loan from BSCH	97	EUR	07/07/05

Telefónica, S.A. loan from BSCH	50.35	EUR	03/17/05

Repayment of BSCH syndicated loan (Tranche A)	254.25	EUR	02/19/04

Early repayment of BSCH syndicated loan (Tranche A)	120.00	EUR	01/30/04

(*) This loan was refinanced by BBVA as indicated in the table of main financial transactions.

In 2004, Telefónica, S.A. made an early repayment and a prepayment on the 1,200 million euro syndicated loan arranged in 1999 with several financial institutions, the first amounting to 120 million euros on January 30 and the second amounting to 254.25 million euros on February 19. Both were made to Banco Santander Central Hispano (BSCH) from the A tranches of the syndicated loan.

Some of the financing arranged by various Telefónica group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date these consolidated financial statements were drawn up.

The maturity schedule of interest-bearing debt at December 31, 2005 is as follows:

	Millions of euros

Item	2006	2007	2008	2009	2010	Subsequent years	Total

Loans and other payables	4,371.55	1,121.45	1,035.10	3,214.90	285.76	6,796.29	16,825.05
Interest payable	48.46	12.51	0.02	-	-	-	60.99
Financial derivative liabilities	369.65	166.18	221.52	51.34	763.20	111.45	1,683.34

Total	4,789.66	1,300.14	1,256.64	3,266.24	1048.96	6,907.74	18,569.38

At December 31, 2005 the Telefónica Group had total financial facilities available from all sources of over 4,500 million euros (7,500 million euros at December 31, 2004), plus options to reschedule various existing finance facilities. It also had a 18,000 million pounds sterling syndicated loan arranged but not yet drawn related to the O2 takeover (see Subsequent Events - Note 22).

Foreign-currency loans

The detail of foreign-currency loans at December 31, 2005 and 2004, along with the equivalent value in euros, is as follows:

	Outstanding balance (in millions)

	Currency		Euros

Currency	12/31/05	12/31/04	12/31/05	12/31/04

US dollars	5,892	4,540	4,415.39	3,305.50
Brazilian reais	530	877	96.45	242.27
Argentine pesos	129	191	36.20	47.06
Colombian pesos	120,017	90,172	44.53	27.77
Yen	46,616	45,488	267.65	351.55
Chilean pesos	67,057	125,363	110.65	165.48
New soles	507	363	125.35	81.21
Pound sterling	1	-	2.35	0.06
Mexican pesos	42	109	3.34	7.13
Other currencies	-	-	15.94	6.56

Group total	-	-	5,177.85	4,234.59

(13) TRADE AND OTHER PAYABLES

The details of this heading are as follows:
	12/31/05		12/31/04

Millions of euros	Non-current	Current	Non-current	Current

Trade creditors	-	6,911.97	-	5,553.09
Advances received on orders	-	20.95	-	79.18
Other payables	438.21	1,922.61	533.58	1,422.93
Deferred revenues	690.00	818.28	666.50	604.67
Payable to associates	-	44.75	-	36.18

Total	1,128.21	9,718.56	1,200.08	7,696.05

The breakdown of current and non-current deferred revenues at December 31, 2005 and 2004 is as follows:

Millions of euros	12/31/05			12/31/04

	Non-current	Current	Total	Non-current	Current	Total

Connection fees and other
Deferred revenues	616.05	818.28	1,434.33	564.81	604.67	1,169.48
Capital grants	73.95	-	73.95	101.69	-	101.69

Total	690.00	818.28	1,508.28	666.50	604.67	1,271.17

The amount recognized for connection fees covers the amount of customer connection charges not yet taken to the income statement. It will be recognized as income over the remaining estimated period of the customer relationship.

The 2005 consolidated income statement includes 42.30 million euros under “Sales and revenues from services” in respect of connection fees deferred from previous years.

Deferred connection fees levied in 2005 were 32.94 million euros.

Capital grants:

The details of capital grants not yet recognized in income are as follows:

	Millions of euros

Grantor	12/31/05	12/31/04

Government and regional bodies: provincial and municipal governments, etc.	8.14	13.78
EU–
ERDF 94/99 Program	38.33	84.18
ERDF 00/06 Program	26.16	-
Other	1.32	3.73

Total	73.95	101.69

The detail of “Other payables - Current” at December 31, 2005 and 2004 is as follows:

	Millions of euros

	Balance at 12/31/05	Balance at 12/31/04

Dividends payable by Group companies	255.81	148.53
Payables to suppliers of property, plant and equipment	408.94	390.48
Guarantees and deposits	39.03	45.66
Unpaid employee compensations	620.93	443.13
Other non-financial non-trade payables	597.90	395.13

Total	1,922.61	1,422.93

(14)   PROVISIONS

The detail of the movements in “Non-current provisions” in 2005 and 2004 is as follows:

			Millions of euros

	Balance at 12/31/04	Additions	Retirements/ Amount applied	Inclusion of companies	Transfers and other	Balance at 12/31/05

Employee benefits	2,501.49	122.66	(543.66)	0.45	8.64	2,089.58
Services rendered	159.18	23.42	(15.84)	-	(7.20)	159.56
Staff restructuring	2,744.84	689.98	(429.98)	-	16.63	3,021.47
Other provisions	2,002.15	147.88	(284.62)	100.81	(883.59)	1,082.63

Total	7.407,66	983,94	(1.274,10)	101.26	(865.52)	6,353.24

			Millions of euros

	Balance at 1/1/04	Additions	Retirements/ Amount applied	Inclusion of companies	Transfers and other	Balance at 12/31/04

Employee benefits	2,867.49	191.43	(577.98)	26.44	(5.68)	2,501.49
Services rendered	150.03	26.76	(17.62)	-	-	159.18
Staff restructuring	2,322.20	778.18	(376.04)	-	20.50	2,744.84
Other provisions	2,044.33	206.42	(207.35)	9.80	(50.95)	2,002.15

Total	7,384.05	1,202.79	(1,178.99)	36.24	(36.13)	7,407.66

The main provisions and commitments to employees recorded under this consolidated balance sheet heading are as follows.

Employee benefits

Details of provisions for employee benefits:

	Millions of euros

	12/31/05	12/31/04

Supplementary employee pensions (a)	1,923.45	2,345.06
Group life insurance (b)	11.96	12.63
Technical reserves (c)	154.17	143.80

Total	2,089.58	2,501.49

(a)	On July 8, 1992, Telefónica de España reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired before June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and nonupdateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children. Remaining employees and employees hired after June 30, 1992 have a defined-contribution plan with a fixed contribution of 4.51% of their regulatory base salary plus at least a 2.21% obligatory contribution by the participating employee. There is no provision whatsoever for this plan as it has been externalized in external funds.

(b)	Serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65.

(c)	Reserves relating to the insurance policies taken out to cover early retirement of employees who availed themselves of the labor force reduction plans implemented by Telefónica de España in the past and which were externalized.

The companies bound by these commitments calculated provisions required at 2005 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

In addition, group subsidiary Telecomunicações de São Paulo, S.A. (Telesp) had various pension plan, medical insurance and life insurance commitments with its employees. In 2000, this company and other companies which were formerly included in the Telebras telecommunications system in Brazil entered into negotiations with their employees. The negotiations ended in October 2000 with the conversion of the former defined-benefit pension plan into a new defined-contribution pension plan and the elimination of the life insurance plan. Virtually all serving employees of these companies availed themselves of the new plan. The liability recorded at December 31, 2005, for this item, which amounted to 16.3 million euros, relates to the accrued commitments to be covered through future payments, net of the value of assets covering them (12.3 million euros in 2004).

At December 31, 2005, Telefónica de Argentina and CTC Chile had commitments of 50.4 million euros (compared to 45.2 million euros in 2004).

The movements in “Transfers and other” in 2005 and 2004 relate mainly to translation differences.

Services rendered

It corresponds to the amount recorded by Telefónica de España for accrued long-service bonuses to be awarded to employees after 25 years’ service (159.18 million euros in 2004). Provisions are updated applying actuarial criteria (PERM / F - 2000C tables) and market yield curves.

Staff restructuring

In order to adapt to the competitive environment, in prior years Telefónica implemented early retirement and technology renewal plans, in order to adapt its cost structure to the new environment, and made certain strategic decisions relating to its sizing and organization policy.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that includes up to 15,000 job losses in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003. In 2005 and 2004, the Company approved a total of 1,877 and 2,417 requests for voluntary severance, for which provisions amounting to 577.92 million and 706.68 million euros, respectively, were allocated, with a charge to “Personnel expenses” in the consolidated income statement. The outstanding balances at December 31, 2005 and 2004, were 3,021.48 million and 2,744.84 million euros, respectively.

These provisions are calculated based on estimates of future payments applying actuarial criteria (PERM / F - 2000C tables) and market yield curves.

Other provisions

This item includes a 2,371.46 million euro provision recorded in 2002 for value adjustments to UMTS licenses held by group investees in Germany, Austria, Switzerland and Italy. The balances, net of the amounts used, at the end of 2005 and 2004 were 437.04 million and 1,128.29 million euros, respectively.

The movements in “Other provisions – Non-current” for 2005 include the impact of applying the 632.40 million euro provision at December 31, 2004 due to impairment of the value of Ipse 2000, SpA, to loans and guarantees provided by Telefónica Móviles Group companies and reported under “Non-current financial assets” and “Current financial assets” at a value of 335.45 and 351.03 million euros, respectively.

In addition, certain Group companies, mainly in the Endemol Group, include earn-out clauses in their acquisitions, whereby part of the price is conditional on the newly-acquired company meeting some future target, usually growth in revenue, income, etc. Since a part of the acquisition price is therefore not fixed, estimates are made each year, using variables, some of which may need to be ratified by the sellers, to value the likely liabilities on these transactions and the related goodwill. Amounts provisioned at December 31, 2005, under “Non-current Provisions” and “Current provisions” were 319.22 and 15.60 million euros, respectively (19.15 million and 324.84 million euros, respectively, at December 31, 2004).

Finally, “Other Provisions” in 2005 and 2004 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, the contingent assets and liabilities derived from their respective business activities and the risks arising from commitments acquired in other transactions.

(15)   DERIVATIVES, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

Telefónica Group is exposed to various financial market risks as a result of (i) its ordinary business, (ii) debt taken on to finance its business, (iii) investments in associated companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting the Group are as follows:

1.	Exchange rate risk

Exchange rate risks arise mainly from two sources. The first is Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro. These are largely in Latin America, but also in the Czech Republic and, since 2006, in the UK. The second is debt denominated in currencies other than that of the country where the business is conducted or the home country of the company taking on the debt.

2.	Interest rate risk

This arises from changes in (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates (whose market value rises as interest rates fall).

3.	Share price risk

This arises from changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

The Group is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, there is so-called “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica Group operates, especially in Latin America.

Telefónica Group actively manages these risks with a view to stabilizing:

  cash flows, to facilitate financial planning and take advantage of investment opportunities,

  the income statement, to make it easier for investors to understand and forecast company results, and share capital, to protect the value of the investment.

Where these aims conflict, the Group’s financial management will decide which should be given priority.

Telefónica uses derivatives to manage risks, basically on exchange rates, interest rates and shares.

Exchange rate risk

The core aim of the Group’s exchange rate risk management policy is to offset (at least partly) any losses in the value of assets related to Telefónica’s business due to declines in exchange rates versus the euro, with savings on the euro value of foreign denominated debt (which will decline simultaneously). The degree of hedging (i.e., the proportion of foreign currency debt as a percentage of foreign currency assets) tends to be higher in the following circumstances:

-	the closer the estimated correlation between the value of the asset and the value of the currency,

-	the cheaper the estimated cost of hedging, measured as the difference between the additional financial expenses of borrowing in the local currency and the expected depreciation of the local currency versus the euro, and

-	the more liquid the local currency and derivative markets.

In general, the correlation between asset values and the exchange rate is closer when cash flows generated by the asset in the early years of the investment represent a large proportion of its estimated value.

The group’s primary method of protecting itself against future depreciation of Latin American currencies versus the euro is to take on debt denominated in Latin American currencies. At December 31, 2005, debt denominated in Latin American currencies was nearly 5,400 million euros. However, this debt is not evenly distributed as a proportion of cash flows generated in each country. Its future effectiveness as a hedge of exchange rate risks therefore depends on which currencies suffer devaluations.

The group further protects itself against declines in Latin American exchange rates affecting its assets through the use of dollar-denominated debt, either in Spain (where such debt is associated with the investment as long as it is considered to be an effective hedge) and in the country itself, where the market for local currency financing may be inadequate or non-existent. At December 31, the Group had dollar-denominated debt equivalent to 2,999 million euros.

The Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement. Such exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency financing which makes it impossible to arrange a low-cost hedge (as in Argentina for example), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, (iii) as the result of a deliberate policy decision.

In 2005 exchange rate management resulted in gains of 162.0 million euros, mostly because it was decided not to fully hedge the dollar loans granted to Latin American subsidiaries. This resulted in a gain from these currencies’ appreciation against the dollar and the dollar’s appreciation against the euro.

In addition, in 2005 the Group booked the acquisition of 69.4% of Cesky Telecom for the equivalent of 3,658 million euros. This acquisition was financed from debt, a significant part of which (equivalent to 1,839 million euros) was translated through exchange rate derivatives into synthetic Czech crown debt. This means that a significant part of the acquisition’s value remained exposed to the risk of fluctuations in the crown/euro exchange rate. This position was taken deliberately and reflected the same bullish outlook on the Czech economy that had motivated the acquisition in the first place. Between the acquisition date and December 31, 2005 the crown rose by 3.5% versus the euro.

The acquisition in January 2006 of UK company O2 plc was financed with a multi-currency loan agreed to in 2005. The final currency structure of the liabilities from this acquisition will take into account the contribution to O2’s value from its euro zone businesses (Germany and Ireland). It will also take account of the imperfect correlation between the value of the UK business and the euro/sterling exchange rate, which makes it inadvisable to fund the purchase wholly in sterling.

Interest rate risk

Telefónica’s financial expenses are exposed to changes in interest rates. In 2005, the rates applied to the largest volumes of short-term debt were based on the Euribor, Brazilian SELIC, dollar Libor and Chilean UF. At December 31, 2005, 55% of total debt (or 66% of long-term debt) was at rates fixed for more than one year. Of the remaining 45% (either floating rate or at rates fixed for less than one year), 14% had interest rates capped for more than one year (16% of long-term debt). At December 31, 2004, 83% of long-term debt was at fixed rates. New debt taken on in 2005 has created a new exposure to long-term rates applying at the time of borrowing or hedging: notably, the 6,000 million euro syndicated loan and the associated interest rate swaps used to fix the financial expense.

Finally, early retirement liabilities were discounted to present value over the year using the implied interest rate curve on the swap markets. The decline in interest rates has increased the size of these liabilities.

Finance costs in 2005 were 1,634.33 million euros, 0.3% less than in 2004. Stripping out the impact of exchange rate differences, however, the figures for 2005 and 2004 would be 1,796.4 and 1,462.1 million euros, respectively. This means that, at constant currency, interest expenses were 22.9% higher in 2005 than in 2004. Most of this rise is due to the 18.6% rise in total average net debt to 29,533.9 million euros at December 31, 2005, including early retirement commitments. The rest is due to the rise in Brazilian interest rates (average SELIC of 19.14% in 2005 compared to 16.38% in 2004) and in Latin American debt, following acquisitions of cellular operators in 2004 and the start of 2005. The figure for financial expenses in 2005 gives an average cost of average total net debt of 5.5%, or 6.1% stripping out exchange rate gains.

The acquisition of O2 plc for nearly 17,900 million pounds sterling, funded by a syndicated loan that was then refinanced, will raise the Group’s interest rate exposure and introduce a new exposure to sterling. In January 2006 Telefónica issued long-term bonds for 4,000 million euros and 1,250 million pounds sterling with the aim of extending the average maturity of its debt. Interest rates were fixed at similar levels to those used to value the newly acquired O2 (see Subsequent Events - Note 22).

Share price risk

One of the equity risks to which Telefónica is exposed is on the price of its own share. This arises from the share buyback program notified in October 2003 and renewed in April 2005, for a value estimated at 6,000 million euros to 2007 (inclusive), which depends on the generation of cash flows and on the share price.

At December 31, 2005, Telefónica S.A. held more than 136 million treasury shares (see Note 11) and had call options on 56 million more, expiring in the first four months of 2006. This option strategy affords some protection against a rise in share price that would reduce the number of shares it could buy with the preallocated funds. The maximum possible financial loss given the strategy in place is the premium on the options, if the share price is lower than the option strike price at maturity. On the other hand, in such a case Telefónica could buy shares more cheaply on the market.

Telefónica is also exposed to fluctuations in the share price of its investees, especially where these fall outside its core business and could be sold.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to pay them, allowing some leeway. In practice this translates into two key principles:

1.	Group debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to pay down debt rather than dividends or acquisitions).

2.	The Group must be able to pay all commitments over the next 12 months without recourse to new borrowing or the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2005, the average maturity of the Group’s 30,066.9 million euros net financial debt was 5 years. As announced at the conference held for investors in April 2005, Telefónica Group expects to generate more than 36,000 million euros in the four years from 2005-2008, assuming exchange rates remain at their 2004 levels. This therefore fulfils the first of the two principles: the Group can repay all its debt in less than four years, which is earlier than its average maturity date.

In addition, gross debt maturing in 2006 (8,824 million euros) is less than the financing available. Financing available is calculated as the sum of: i) financing available at December 31 of 3,561 million euros (current financial investments of 1,348 million euros and 2,213 million euros in cash), ii) forecast cash flow for 2006 (expected to be higher than in 2005 at 6,975 million euros), iii) unused credit lines arranged with banks whose initial maturity is over one year or extendible at Telefónica Group’s option (3,029 million euros at December 31 including Cesky Telecom and Endemol, B.V.), and iv) 1,264 million euros in credit lines with an initial maturity of over one year or extendible at Telefónica’s option that were used to buy shares in O2 plc, transferable to the 18,500 million pounds sterling syndicated loan put in place to fund the O2 acquisition. This structure allows sufficient leeway for the company to maintain its current dividend distribution policy and its share buyback program.

The O2 plc acquisition makes it appropriate to analyze liquidity beyond 2006 and estimate possible additional sums maturing in 2007. After exercise of the extension option these could be 2,175 million pounds sterling (around 3,175 million euros). This is because it has been possible to cancel part of the syndicated loan arranged to make the acquisition (see Note 22) due to i) an adjustment in the cost of acquisition to near 17,900 million pounds sterling, ii) requests to exchange O2 shares for loan notes, and iii) the January 2006 long-term bond issue which raised 4,000 million euros and 1,250 million pounds sterling. The size of the loan was therefore reduced to 14,175 million pounds of which only 2,175 million cannot be extended beyond October 2007.

In addition, nearly 2,400 million euros of long-term debt is due to mature in 2007, giving a figure of around 5,500 million euros, similar to net maturities in 2006 (gross maturities less cash). This figure will change, however, as a result of the refinancing scheduled for 2006, which will have two contradictory impacts:

-	an increase in maturities in 2007 due to short-term renewal of part of the debts maturing in 2006 (especially commercial paper) and

-	a reduction in 2007 maturities due to the raising of long-term finance (bonds and loans) largely to pay off the syndicated loan taken out to acquire O2 plc.

The use of long-term financing exposes the Group to financial market risks both in terms of volumes and expense. Fluctuations in financial expense are due not only to changes in benchmark rates (on sovereign bonds and swap rates) but also to changes on the credit spread paid over these benchmarks.

That said, given the scale of 2007 maturities, the Group should be able to meet its second principle – to cover its 12-month commitments with available finance – at the end of 2006, assuming operations generate cash flow as expected.

The O2 acquisition has also made it more important to be able to access credit rapidly, cheaply and on good terms.

To do this Telefónica has defined two targets as key to its financial policy:

1-	To maintain a minimum credit rating of BBB+/Baa1,

2-	To maintain net debt and similar financial commitments equal to or less than 2.5 times OIBDA (operating income before depreciation and amortization) in the medium term.

The group is currently rated BBB+ by Standard & Poor’s, Baa1 by Moody’s and A- by Fitch. Pro-forma analysis using unaudited data to September 2005 (as though the O2 acquisition had already taken place by then) shows a net financial debt level of 3 times OIBDA.

The main credit ratings at the end of 20051are as follows:

Unaudited figures	2005 operating highlights

I		15,276.4
	OIBDA
II	Free cash flow	7,108.1
III	Capex	4,409.9
IV	Telefónica S.A. dividends	2,379.5
V=II+III-IV	Retained cash flow (before capex)	9,138.5
VII	Pro forma OIBDA	15,733.1
	Liabilities at December 31, 2005
A	Interest-bearing debt	30,067.0
B	Guarantees	449.0
C	Net commitment from labor force reduction	3,057.7
D=A+B+C	Total debt + Commitments	33,573.7
	Financial ratios
	Interest-bearing debt/Pro forma OIBDA	1.91
	Total Debt + Commitments/Pro forma OIBDA	2.13
	Retained cash flow (before capex)/Total Debt + Commitments	27.23%

Deducting the amount spent on O2 shares in 2005 reduces debt to 28,803 million euros. This would improve debt/pro forma OIBDA ratios by 0.08 percentage points and cash flow/total debt + commitments by 1.07 percentage points.

Country risk

Latin American sovereign risk priced into the market at the end of 2005 was less than 280bps, an all-time low2, due to a number of macroeconomic developments. GDP grew by over 4% in 2005, continuing a trend of high and stable growth that has seen per capita income in the region rise by 11% since 2003, its highest growth rate since the 1970s. In addition, this growth has occurred with no rise in inflation (6%) and, most importantly, with the current account showing a record surplus of 30,000 million US dollars.

True, the favorable climate of international growth and high raw materials prices have produced clear improvements in the region’s terms of trade (31% above the 1990s average), helping drive export growth of near 10%. This inflow of export earnings has been accompanied by a sharp rise in remittances from expatriate workers to 47,400 million dollars.

The current account surplus, equal to 1.3% of GDP, has been further strengthened by 47,000 million dollars of direct foreign investment. This has made it possible to cancel 42,000 million dollars of foreign debt and accumulate 35,000 million dollars in international reserves, the highest level since 1990. In other words, the region has taken advantage of the favorable climate to address its weakest points of external vulnerability: high foreign debt and low reserves.

____________
1 Credit rating agencies also adjust ratios to take into account operating leases and other commitments.
2 Source: JP Morgan EMBI

In addition, some regional governments have taken advantage of recent surplus liquidity and appetite for emerging market risk to swap external debt for domestic debt on favorable terms (Argentina, Colombia and Perú) or to redeem debt issued on foreign markets (Argentina, Brazil, Mexico, Panama and Perú) and thereby increase debt maturities in the long term and the percentage of foreign debt denominated in local currency (especially in Mexico and Brazil).

These measures – designed to bring the region’s credit rating up to investment grade – have been reflected in the lowest levels of country risk ever discounted by the markets, a 4% increase in the real trade-weighted exchange rate of the region versus the rest of the world and lower ratios of public borrowing to GDP (42.9%) . This in turn has boosted investor confidence and allowed a return to the historical high levels of investment of 1998 (near 23% of GDP), before the slump that lasted until 2002.

Although the macro-economic scenario looks stable and the economic policies being followed seem to us appropriate, Latin America still presents a number of micro-economic risks that distinguish it from the more developed countries. These notably include regulations, a bureaucratic way of doing business and rigid markets for some factors of production. These prevent the continent achieving higher levels of growth through investment and productivity. Also there needs to be greater change to the tax, education and health systems to build on the human development achieved in the last few years if the region is to meet the World Bank’s Millennium Development Goals.

Despite the improved economic climate mentioned above and the positive outlook for the region, Telefónica continues to monitor carefully the risk of unforeseen impairments to the value of its Latin American assets from possible social, economic or political instability. It has done this by pursuing two lines of action (in addition to its normal business practices):

1.	By partly matching assets to liabilities in its Latin American companies, not guaranteed by the parent company, such that any loss of the assets would also reduce liabilities,

2.	By repatriating funds generated in Latin America where there seems to be no adequately profitable opportunity to reinvest them in the future business development in the region.

Regarding this first point, Telefónica’s Latin American companies now have external net debt unguaranteed by the Spanish companies of 2,716 million euros, 9% of the Group’s total net financial debt, with Brazil (1,583 million euros) and Argentina (760 million euros) particularly prominent.

Some ex-BellSouth companies had other debt guaranteed by Telefónica S.A. left over from the acquisition process. Part of this has now been refinanced without guarantees. In December 2005, for instance, the Chilean mobile subsidiary agreed to a credit of nearly 180 million dollars (without parent company guarantees) to replace another similar-sized loan guaranteed by Telefónica S.A. This was included in the total external debt without recourse in Latin America (although the replacement actually took effect at the start of January). In addition, Telefónica’s Peruvian mobile subsidiary refinanced a 200 million dollar loan, originally underwritten by Telefónica S.A., in the course of 2005 and at the start of 2006, without a guarantee from the parent company, for its outstanding balance at December 31 of 163 million dollars (not included in non-recourse Latin American debt at December 31).

In addition, exceptionally, Telefónica S.A. guaranteed a certificados bursàtiles (peso bond) issuance program for up to 12,000 million Mexican pesos by its indirect subsidiary Telefónica Finanzas de México, S.A. de C.V. The amount issued under this program at December 31, 2005 came to 5,000 million pesos. Subsequent issues have raised this to 11,500 million pesos. The figure given for non-recourse Latin American debt includes neither this program nor the total unused cash at December 31. The special factors that led to the guarantee being extended in this case are:

-	Difficulties in making contributions from Telefónica Group either in capital (there is a minority shareholder) or in debt (for tax reasons).

-	Impossibility of raising sufficient external finance at reasonable cost. This is because the company has embarked on a long expansion phase, which means it is experiencing operating losses due to the heavy marketing spending and investment in infrastructure involved.

-	Possibility of legally implementing the guarantee without creating a structural subordination for other Telefónica creditors (from the point of view of the rating agencies).

Regarding the second point – repatriation of funds – Telefónica repatriated a net 1,684 million euros from Latin America (excluding Mexico) in 2005 mostly in dividends (884 million euros) and the rest as interest or repayments on loans to Latin American subsidiaries or management fees. Moving in the other direction, finance continued to flow into Mexico mainly to fund Telefónica Móviles’s capex (261 million euros) and OIBDA losses (159 million euros).

Finally, the exposure of Telefónica S.A.’s OIBDA to other countries has altered slightly as a result of final completion of the Bell South subsidiary takeover in early 2005 and the Cesky Telecom purchase. The largest contributors to OIBDA are now the euro zone (61.8%), Brazil (18.5%), Argentina (4.7%), Chile (4.2%), Venezuela (3.9%) and Perú (3.8%). Exposure to the Czech Republic was around 3% of Telefónica Group 2005 OIBDA.

Derivatives policy

At December 31, 2005, the nominal value of outstanding derivatives with external counterparties came to 58,134.5 million euros. This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying derivative. For instance, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using an FRA. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid problems arising through error or a failure to understand the real position and its associated risks.

The Group’s derivatives policy emphasized the following points:

i.	Derivatives based on clearly identified underlying elements.

Acceptable underlying elements include profits, income and cash flows in either a company’s operating currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying element in the above cases does not depend on whether it complies with IFRS requirements for hedged items, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with operating currencies other than the euro also qualify as acceptable underlying elements.

Economic hedges, i.e. hedges with a designated underlying element and which in certain circumstances offset fluctuations in the underlying element, do not always meet the requirements and effectiveness tests laid down by the various accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the aim of a stable income statement. In any event the results are recognized on the income statement.

On this point, in 2004 hedging relationships were adjusted to take into account the different treatment of certain transactions under IFRS from the previous GAAP, so as to maintain the full economic hedge while limiting the combined impact of the hedge and its underlying element in the income statement.

ii.

Matching of the underlying element to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of depth to certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to cover. Telefónica Group’s intention is to reduce these mismatches, wherever this does not entail disproportionate transaction costs. Where no perfect match is possible for these reasons the aim is to modify the financial duration of the foreign currency underlying element to minimize foreign currency interest rate risk.

Sometimes, the timing of the underlying element as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying element.

iii.

Identity of the company contracting the derivative and the company that owns the underlying.

Generally, Telefónica aims to ensure that the hedging derivative and the corresponding underlying element or risk should belong to the same company. Sometimes, however, the holding companies (Telefónica S.A., Telefónica Móviles S.A. and Telefónica International S.A.) have taken out hedges on behalf of a subsidiary that owns the underlying element. Such transactions fail to meet IFRS hedging criteria and resulting gains or losses are therefore recognized in the income statement. The main reasons for separating the hedge and the underlying element were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether group companies or the banks).

iv.

Capacity to measure the derivative’s market value using the valuation systems available to the Group.

Telefónica uses a number of tools to measure and manage risks in derivatives and debt. These include notably Kondor+, licensed by Reuters, which is widely used in financial institutions, and MBRM specialist financial calculator libraries.

v.

Sale of options only when there is an underlying exposure.

Options can only be sold when: i) there is an underlying exposure (on the balance sheet or associated with a highly probable external cash flow) that would offset the potential loss for the year if the counterparty exercises the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be allowed to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, Telefónica would swap part of its debt from a floating rate to a lower fixed rate and would in addition have received a premium.

vi.	Hedge accounting: The main risks that may qualify for hedge accounting (i.e., where there is symmetry between the underlying element and the hedge) are:

		o	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying element or the measurement of the cash flows.

		o	Variations in exchange rates that change the value of the underlying element in the company’s operating currency and affect the measurement of the cash flow in the operating currency.

		o	Variations in the volatility of any financial variable, asset or liability, that affects either the valuation or the measurement of cash flows on debt or investments with embedded options whether or not these options are separable.

		o	Variations in the valuation of any financial asset, particularly shares of companies held in the available-for-sale portfolio.

	–	Regarding the underlying element:

		o	Hedges can cover the whole or part of the value of the underlying element.

		o	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

		o	The underlying element may be a highly probable future transaction, or a contractual underlying element (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying element with a longer term. This may on occasion mean that hedges have longer terms than the contractual underlying elements that they cover. This happens when Telefónica enters into long-term swaps, caps or collars to protect itself against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and the company commits to this by defining the underlying element in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

–	Hedges can be of three types:

	o	Fair value hedges.

	o	Cash flow hedges. These can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, interest rates above 4%, etc). In this last case, the hedging instrument used is an option and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of the option are taken to earnings.

	o	Hedges on net investment by consolidated subsidiaries. Generally such hedges will be put in place by Telefónica S.A. and the other Group holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not possible as many Latin American currencies are non-convertible, making it impossible for nonresident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (Czech crown, UK pound sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances the Group uses derivatives, either forwards or cross-currency swaps, to hedge the net investment. “Pay fixed-rate foreign currency” cross-currency swaps are valued using the forward method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to equity). “Pay floating rate foreign currency” swaps are valued by the spot method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to earnings). As an exception to this general rule, for currencies with high interest spreads to the euro (such as Brazil) the Group opts for short-term structures (around 1 year) and uses the spot method even when it is paying fixed-rate foreign currency, to make the income statement easier to understand. Hedges using forwards are analyzed on a currency by currency basis. Where technical market issues arise or the perception of exchange rate risk changes, the Group may decide to cancel the designation of a position as a hedge early, irrespective of its maturity. Similarly, for hedging positions nearing maturity (less than 3 months) for technical market reasons such as liquidity, etc., maturity may be brought forward (by taking an offsetting position or selling the derivative in the market). If it has been decided not to renew the hedge, the designation will be cancelled and the operation can then be treated as effectively the same as the hedge reaching maturity. Otherwise, the hedge can be renewed early, in which case the first hedge’s designation is cancelled and the new hedge designated in its stead. Sometimes, a derivative-based hedge may be renewed using foreign currency debt instruments.

–	Hedges can comprise a combination of different derivatives.

–	There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. In fact, hedging relationships may change to allow appropriate management that serve the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting the Group’s share capital. The designation of hedges may therefore be cancelled, before maturity, either because of a change in the underlying element or because of a change in perceived risk on the underlying asset. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented.

The main guiding principles for risk management are laid down by Telefónica Group’s Corporate Finance Department and implemented by company CFOs (responsible for balancing the interests of each company and those of the Group). The Corporate Finance Department may allow exceptions to this policy where this can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Group as a result of mergers or acquisitions may also need time to adapt.

Details of derivatives contracted by the Group are as follows:

	Millions of euros

		Notional value at Maturity
Derivatives
	Fair value 12/31/05	2006	2007	2008	Subsequent years	Total

Interest rate hedges	(58.73)	228.60	318.62	106.05	9,685.19	10,338.46
Cash flow hedges	69.72	180.93	318.62	106.05	8,428.64	9,034.24
Fair value hedges	(128.45)	47.67	-	-	1,256.55	1,304.22
Exchange rate hedges	729.54	7,020.84	77.64	(342.82)	2,366.50	9,122.15
Cash flow hedges	718.96	8,217.20	77.64	36.51	2,366.50	10,697.84
Fair value hedges	10.58	(1,196.36)	-	(379.33)	-	(1,575.69)
Interest and exchange rate hedges	354.28	511.16	404.72	816.01	631.55	2,363.44
Cash flow hedges	111.39	70.67	52.32	481.03	224.27	828.28
Fair value hedges	242.89	440.49	352.40	334.98	407.28	1,535.16
Hedge of net investment in foreign operations	127.53	(904.56)	(81.06)	(274.59)	(1,136.37)	(2,396.58)
Derivatives not designated as hedges	50.55	(420.72)	(277.83)	(88.70)	197.45	(589.80)
Interest rate	13.94	(79.03)	110.35	87.01	226.46	344.79
Currency	12.60	386.59	(214.71)	(47.84)	40.58	164.62
Interest and exchange rate	24.01	(728.28)	(173.47)	(127.87)	(69.59)	(1,099.21)

For hedges, the positive amount is in terms of fixed “payment”

For exchange rate hedges, a positive amount means payment of operating vs. foreign currency.

Details of derivative products taken out at December 31, 2005 and 2004 are provided in Appendix VI.

(16)      TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. In 2005, the consolidated tax group comprised 48 companies (54 in 2004).

Deferred tax assets and liabilities

The detail of the movements in these headings in 2005 and 2004 was as follows:

	Millions of euros

	Deferred tax assets	Deferred tax liabilities

Balance at January 1, 2005	8,957.14	1,642.61
Additions	1,838.76	788.90
Disposals	(2,696.68)	(610.48)
Transfers	(57.57)	62.77
Net international movements	198.55	269.01
Company movements and others	144.47	324.63

Balance at December 31, 2005	8,384.67	2,477.44

	Millions of euros

	Deferred tax assets	Deferred tax liabilities

Balance at January 1, 2004	9,568.80	1,339.23
Additions	1,194.85	535.62
Disposals	(1,909.28)	(220.47)
Transfers	54.86	(5.05)
Net international movements	0.19	(32.02)
Company movements and others	47.72	25.30

Balance at December 31, 2004	8,957.14	1,642.61

At December 31, 2005, the Telefónica tax group has 515.35 million euros (519.81 million euros in 2004) of unused tax deductions from the years 1999 to 2005, in addition to those that could derive from investments made in 2005 and that are currently being evaluated by the Company.

The tax loss carryforwards in Spain at December 31, 2005 at the main Group companies totaled 11,562.60 million euros, of which 10,913.79 million, 113.77 million and 49.91 million were incurred in 2002, 2001 and 2000, respectively. These can only be offset over 15 years. The financial statements include a 3,152.35 million euro deferred tax asset corresponding to 9,006.71 million euros of tax loss carryforwards.

At December 31, 2004 the tax loss carryforwards in Spain at the main Group companies totaled 18,140.23 million euros, of which 15,848.57 million, 1,128.38 million and 633.42 million were incurred in 2002, 2001 and 2000, respectively. These can be offset over 15 years. The balance at December 31, 2004 includes a 4,473.34 million euro deferred tax asset corresponding to 12,780.97 million euros of tax loss carryforwards.

The 2002 income return included a negative adjustment for 2,137.24 million euros from Telefónica Móviles. This arose through the transfer of certain holdings acquired in previous years where the market value differed from the carrying amount as a result of having implemented Article 159 of the Corporation Law. However, as past rulings by the tax authorities differ from the interpretation being put forward by the company, no adjustment has been made to the financial statements in this respect. From Terra Networks España and Terra Networks Asociadas, the Group had unused tax losses at December 31, 2005 of 375.49 million and 31.16 million euros, respectively.

In connection with the sale of the holding in Lycos Inc. (see Appendix II), Terra Networks, S.A. (now Telefónica, S.A.) recognized a tax asset of 272 million euros in 2004, which was included in the total tax asset of 306 million euros recognized in 2004. This tax asset arose from the difference between the sale price of Lycos Inc. shares for 88 million euros and the carrying amount of the capital increase held to acquire the company, net of adjustments (mainly provisions for impairment) which had already been considered tax deductible prior to the sale.

In addition, the company has begun procedures to file a higher tax loss for 2004, of up to 7,418 million. It is arguing that for tax purposes the Lycos Inc. shares received should be valued at market value, rather than carrying amount, in conformity with Article 159 of the Spanish Corporation Law. However, as the tax authorities have opposed such claims in other similar cases and the final decision remains uncertain, no booking has been made for this concept as of the date of preparation of these consolidated financial statements.

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the balance sheet, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities. Details of the sources of deferred tax assets and liabilities from temporary differences recorded at December 31, 2005 and 2004 are as follows:

	Millions of euros

	2004		2005

	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Property, plant and
equipment	77.57	452.93	109.10	652.43
Intangible assets	162.69	769.01	77.80	1,149.74
Personnel expenses	1,791.54	8.58	1,744.95	11.05
Inventories and
accounts receivable	142.26	(2.41)	186.17	(1.93)
Provisions	538.83	156.19	545.97	137.43
Investments in
associates,
subsidiaries and	1,119.25	58.03	1,197.37	63.48
joint ventures
Other	455.13	200.28	503.16	465.24

Total	4,287.27	1,642.61	4,364.52	2,477.44

Taxes payable and tax receivables

Current taxes payable and tax receivables at December 31, 2005 and 2004 are as follows:

	Millions of euros

	Balance at 12/31/05	Balance at 12/31/04

Taxes payable:
Tax withholdings	78.15	89.52
Indirect taxes payable	966.96	811.97
Social Security	177.74	171.02
Current income taxes payable	818.35	629.65
Other	150.42	122.78

Total	2,191.62	1,824.94

	Millions of euros

	Balance at 12/31/05	Balance at 12/31/04

Tax receivables:
Recoverable taxes and excess charges and others	6.59	6.84
Indirect tax receivables	710.70	632.41
Current income taxes receivable	522.34	371.31
Other	208.63	58.93

Total	1,448.26	1,069.49

Reconciliation of the book profit before taxes to the taxable income

The reconciliation of the book profit before taxes to the taxable income for corporate income tax purposes and the determination of the corporate income tax expense for 2005 and 2004 is as follows:

	Millions of euros

	2005	2004

Book profit before taxes	6,796.21	4,866.40
Tax expense at prevailing statutory tax rate (1)	1,831.16	1,661.17
Changes in tax expense from new taxes	26.25	98.64
Permanent differences	672.14	(93.23)

Changes in deferred tax charge due to changes in tax rate	2.18	(0.23)
Capitalization of tax deduction and tax relief	(176.51)	(169.14)
Capitalized tax assets from previous years	(373.63)	(51.08)
Losses not recognized against tax	65.74	0.96

Disposals of tax assets for losses or tax credits and tax relief	39.48	41.67
Increase/(decrease) in tax expense arising from temporary differences	(53.91)	44.91
Consolidation adjustments	(59.64)	(69.21)

Adjustment to income tax for changes in previous year’s tax settlement	(4.11)	48.32

Corporate income tax charge	1,969.15	1,512.78

Detail of current/deferred tax expense

Current tax expense	2,657.63	1,742.35

Deferred tax expense	(688.48)	(229.57)

Total corporate income tax charge	1.969,15	1.512,78

(1) Considering prevailing taxes in each country.

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.

The capitalization of tax deductions mainly include the 163.12 million euros used by the Spanish Tax Group in the year (double tax treaties and export promotion activity deductions). The use of prior years’ tax credits in 2005 derives mainly from the tax losses in Colombia and Argentina.

Tax losses were also generated in 2005 that are not recognized as deferred tax assets given that tax consolidation is not applicable in the Brazilian and Mexican wireless business (in Mexico due to the impact of the minority shareholding).

On September 25, 2002, tax inspections began on the books of several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company. The taxes open to inspection are corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). The tax audits were concluded in 2005 with a final tax assessment, signed under protest, of approximately 135 million euros. This is not expected to give rise to material liabilities on the Telefónica Group consolidated financial statements as the Company expects to be successful in its appeal against the assessment presented before the Central Economic-Administrative Tribunal.

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

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

—	The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

—	The last four years in Peru, Guatemala and Venezuela.

—	The last three years in Chile, El Salvador, Ecuador, the USA and Panama.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

(17)	SEGMENT INFORMATION

The Telefónica group is structured around the Business Lines it operates. Each is separately managed and organized to suit delivery of the specific products or services it provides. The group’s core Business Lines are:
	•	Telefónica de España: wireline telephony in Spain.
	•	Telefónica Móviles: wireless telephony in Spain and Latin America.
	•	Telefónica Latinoamérica: wireline telephony in Latin America.
	•	Cesky Telecom: integrated telecommunications provider in the Czech Republic.

•	Telefónica Contenidos: audio-visual media and content in Europe and Latin America.
•	Directories business: publication, development and sale of advertising for telephone directories throughout Europe and Latin America.
•	Atento: call centers in Europe, Latin America and North Africa.

Key information by business segment:

2005

Millions of euros	Telefónica de España	Telefónica Móviles	Telefónica Latinoamérica	Cesky group	Telefónica de Contenidos	Directories Business	Atento	Other & intragroup eliminations	Total

External sales	11,019.45	15,068.41	7,902.02	1,035.24	1,251.21	559.57	383.85	662.41	37,882.16
Inter-segment sales	720.05	1,445.10	363.46	0.00	17.84	92.04	472.61	(3,111.10)	-
Other operating income	351.40	269.76	269.47	21.38	74.04	2.62	2.29	427.30	1,418.26

Supplies	(3,032.00)	(5,365.45)	(1,922.52)	(285.74)	(732.70)	(67.34)	(76.39)	1,417.09	(10,065.05)

Personnel expenses	(2,695.84)	(799.67)	(762.26)	(137.444)	(205.79)	(120.28)	(579.80)	(355.26)	(5,656.34)

Other operating expenses	(1,596.27)	(4,801.14)	(2,091.85)	(176.76)	(135.40)	(247.33)	(86.20)	832.35	(8,302.60)
Depreciation and
amortization	(2,139.15)	(2,374.01)	(1,792.47)	(291.85)	(28.88)	(23.58)	(27.87)	(39.87)	(6,717.68)

OPERATING INCOME	2,627.64	3,443.00	1,965.85	164.83	240.32	195.70	88.49	(167.08)	8,558.75

Financial income (loss)	(393.47)	(459.08)	(383.58)	(10.82)	(96.73)	(5.29)	(20.24)	(265.12)	(1,634.33)
Share in income (loss)
from companies
accounted for by the	(2.14)	(154.21)	4.40	-	(6.43)	(0.04)	-	30.21	(128.21)
equity method
Corporate income tax	(737.31)	(946.04)	(319.20)	(35.98)	(49.20)	(65.07)	(16.65)	200.30	(1,969.15)
Income (loss) from
discontinued operations	-	-	-	-	-	-	-	-	-
Minority interests	(0.46)	35.24	(160.80)	-	(9.13)	-	(3.38)	(242.68)	(381.21)

PROFIT (LOSS) FOR
THE YEAR	1,494.26	1,918.91	1,106.67	118.03	78.83	125.30	48.22	(444.37)	4,445.85

INVESTMENT IN PP&E	1,406.56	2,330.44	1,061.21	147.03	135.59	24.06	42.94	320.82	5,468.65
INVESTMENT IN
ASSOCIATES	3.49	53.56	25.90	-	730.85	1.01	-	849.54	1,664.35
SEGMENT ASSETS	18,474.61	26,970.60	20,840.19	4,282.80	3,849.08	781.00	454.84	(2,479.35)	73,173.77
SEGMENT
LIABILITIES	14,337.14	20,715.89	12,110.50	1,008.05	2,931.60	537.86	386.75	4,987.56	57,015.35

2004

Millions of euros	Telefónica de España	Telefónica Móviles	Telefónica Latinoamérica	Telefónica de Contenidos	Directories Business	Atento	Other & intragroup eliminations	Total

External sales	10,566.91	10,492.09	6,420.08	1,200.16	535.55	267.56	798.57	30,280.92
Inter-segment sales	635.32	1,469.28	328.30	18.97	80.89	338.93	(2,871.69)	-
Other operating income	343.48	199.84	589.87	25.53	2.56	4.61	(32.48)	1,133.41

Supplies	(2,789.98)	(3,687.93)	(1,593.34)	(705.03)	(60.73)	(48.82)	1,248.50	(7,637.33)

Personnel expenses	(2,716.97)	(555.47)	(655.43)	(213.43)	(118.92)	(402.59)	(432.36)	(5,095.17)

Other operating expenses	(1,478.73)	(3,280.21)	(1,794.64)	(141.19)	(234.51)	(74.59)	544.07	(6,459.80)
Depreciation and	(2,367.66)	(1,580.14)	(1,578.73)	(28.86)	(23.80)	(33.69)	(53.15)	(5,666.03)
amortization

OPERATING INCOME	2,192.37	3,057.46	1,716.11	156.15	181.04	51.41	(798.54)	6,556.03

Financial income (loss)	(523.72)	(496.10)	(344.63)	(121.65)	(5.70)	(10.48)	(136.83)	(1,639.11)
Share in income (loss)
from companies
accounted for by the	(0.51)	(39.51)	2.57	(34.15)	(0.36)	-	21.47	(50.49)
equity method
Corporate income tax	(554.75)	(864.42)	(292.62)	(35.92)	(61.68)	(6.84)	303.45	(1,512.78)
Income (loss) from
discontinued operations	-	-	-	-	-	(0.11)	132.08	131.97
Minority interests	(0.18)	25.22	(327.10)	(5.00)	0.52	(1.69)	(1.69)	(309.92)

INCOME (LOSS) FOR
THE YEAR	1,113.21	1,682.65	754.33	(40.57)	113.82	32.29	(480.06)	3,175.67

INVESTMENT IN PP&E	1,207.55	1,669.00	748.49	24.28	21.50	22.76	73.53	3,767.11
INVESTMENT IN
ASSOCIATES	6.20	75.37	254.58	718.10	1.08	0.00	596.35	1,651.68
SEGMENT ASSETS	18,831.49	23,197.01	19,071.70	4,074.93	658.03	328.94	(6,083.24)	60,078.86
SEGMENT
LIABILITIES	14,778.30	19,370.49	12,730.20	2,846.15	461.58	337.26	(2,787.60)	47,736.38

The items broken down in the tables above were selected to reflect the main factors affecting management and strategic decisions in each segment.

In parallel with its Business Line management structure, Telefónica group also monitors its activities by geographical area with a view to maximizing the efficiency of the various businesses in each region.

Key information by geographical segment:

2005

Millions of euros	Spain	Latin America	Rest of Europe	RoW & intragroup eliminations (1)	Total

Sales to third parties	19,674.74	15,707.53	2,099.73	400.16	37,882.16
Total assets	122,491.87	37,478.56	19,624.83	(106,421.49)	73,173.77
Investments in PP&E	2,483.47	2,674.19	180.62	13.76	5,352.04

2004

Millions of euros	Spain	Latin America	Rest of Europe	RoW & intragroup eliminations (1)	Total

Sales to third parties	18,578.07	10,330.50	1,095.56	276.79	30,280.92
Total assets	123,069.62	29,661.69	15,974.86	(108,627.31)	60,078.86
Investments in PP&E	1,912.31	1,761.88	36.25	56.67	3,767.11

(1) Total assets under “RoW and intragroup eliminations” mainly include the impact of eliminations of investments in Group companies on consolidation.

(18) DISCONTINUED OPERATIONS

The Company did not discontinue any of its operations in 2005.

In October 2004 Terra Networks S.A. (now Telefónica, S.A.) agreed to sell Lycos Inc. to Daum Communications Corp. for 108 million dollars. For comparison purposes, Lycos’ results up to the effective date of its sale are recognized under “Income (loss) from discontinued operations” in the consolidated income statement for 2004.

Lycos Inc.’s results in 2004 until the effective date of its sale were as follows:

Millions of euros

Operating income	82.34
Operating expense	(93.70)
Operating loss	(11.36)
Financial income (loss)	(11.60)
Share in income/loss of companies consolidated by the equity method	(0.58)
Loss before minority interests and tax	(23.54)
Corporate income tax	155.51
Income from discontinued operation	131.97

Net cash flow in 2004 until the effective date of sale:

Millions of euros

From operating activities	(16.50)
From investing activities	11.72
From financing activities	0.18

Total increase (decrease) in net cash	(4.6)

The result of the company’s disposal was as follows:

Millions of euros

Non-current assets	49,41
Current assets	53,29
Non-current liabilities	(1,65)
Current liabilities	(52,81)

Total	48,24

Sale price	87,86

Income from the disposal	39,62

Taxable income from the disposal of Lycos was 155.36 million euros.

(19) REVENUES AND EXPENSES

Other income

The detail of this heading is as follows:

	Millions of euros

	2005	2004

Non-core and other current operating income	438.98	424.86
Internal expenditures capitalized	601.34	470.25
Capital grants	74.80	112.37
Gain on disposal of assets	303.14	125.93

Total	1,418.26	1,133.41

Among gains on asset disposals is a gain obtained from the Telefónica Group’s real estate efficiency plan via the selective sale of properties, which generated proceeds of 65.83 million euros in 2005 (34.32 million euros in 2004).

The figure for 2005 also includes the proceeds from the sale of the 14.41% shareholding in US company Infonet Services Corporation, Inc. of 80.00 million euros (see Note 8) and from the offering of Endemol shares of 55.58 million euros (see Note 2).

In 2004, the Group recorded proceeds from the sales of 2.13% of Eutelsat, Terra México and Radio Móvil Digital of 21.43, 10.75 and 10.23 million euros, respectively.

Other expenses

The detail of this heading in 2004 and 2005 is as follows:

	Millions of euros

	2005	2004

External services	6,715.28	5,072.03
Local taxes	782.65	525.29
Other operating expenses	228.99	225.73
Changes in operating allowances	498.85	361.83
Impairment of goodwill (Note 6)	-	120.67
Loss on disposal non-current assets	76.83	154.25

Total	8,302.60	6,459.80

Research and development costs expenses in 2005 amounted to 47.41 million euros.

Personnel expenses and employee benefits

The detail of personnel expenses is as follows:

	Millions of euros

	2005	2004

Wages, salaries and other personnel expenses	5,045.14	4,346.06
Staff restructuring expenses	611.20	749.11

Total	5,656.34	5,095.17

Staff restructuring expenses recorded by the Group include the costs of the Telefónica de España labor force reduction program of 577.92 and 706.68 million euros in 2005 and 2004, respectively.

Inclusion in the general social security system

Since January 1, 1992, Telefónica de España S.A.U. and its employees, who were formerly covered by a company employee welfare system, have been transferred to the general social security system. As a result of the inclusion of serving employees in the social security system, Telefónica de España S.A.U. must make additional social security contributions (2.2%) until 2016, based on the serving employees’ effective contribution bases applicable at each time during that period. These contributions totaled 23.68 million euros in 2005 (24.17 million euros in 2004).

Severance

“Wages, salaries and other personnel expenses” includes severance payments made to five executives who left the company in 2005 in line with the terms of their senior executive contracts.

Generally, senior executive contracts are associated with Executive Committee members and include a severance clause entailing three years of salary plus another year based on years of service at the Company. The annual salary comprises fixed compensation and an arithmetical average of the sum of the two most recent variable compensations received by contract.

Supplementary pension plan for employees

Various Telefónica Group companies have arranged a defined-contribution pension plan pursuant to Royal Decree-Law 1/2002, November 29, approving the revised Pension Plans and Funds Law. Under this plan, contributions of between 4.50% and 6.87% of the participating employees’ regulatory base salary (based on each employee’s respective hiring date and the company in question) are made to the plan. The obligatory contribution of the employee participant is generally a minimum of 2.2% of the employee’s regulatory base salary. The scheme uses an individual financial capitalization system.

At December 31, 2005, 45,262 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. compared to 42,446 at December 31, 2004. The contributions made by the various companies in 2005 amounted to 93.99 million euros (93.55 million euros in 2004).

Number of employees

The following is a breakdown of the Telefónica Group’s average number of employees in 2005 and 2004, together with headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in order to present the employees by business.

	2005		2004

	Average	Year end	Average	Year end

Telefónica, S.A.	627	650	668	622
Telefónica de España Group	35,855	35,053	37,281	36,425
Telefónica Móviles Group	22,471	22,739	14,071	19,797
Telefónica Internacional Group	27,381	28,856	25,951	25,905
Directories Business	2,931	2,942	2,898	2,876
Cesky Telecom	9,402	10,051	-	-
Telefónica de Contenidos Group	5,735	5,734	5,520	5,860
Atento Group	84,365	95,907	62,429	74,829
Terra Networks Group	-	-	1,997	1,584
Other	6,319	5,709	6,004	5,656

Total	195,086	207,641	156,819	173,554

The figures in the preceding table relate to consolidated companies.

In addition, group company Telefónica de España has filed various appeals for judicial review against the government in connection with a monetary claim relating to healthcare services provided in the years from 1999 to 2003 (inclusive). The company has recorded an account receivable of 90.47 million euros in this regard. Proceedings have likewise been instigated by or against the regulator, some of which are being conducted in the administrative jurisdiction and others before the courts.

Share-based payments

At year end 2005 Telefónica Group maintained the following shared-based compensation plans based on the share price of either Telefónica, S.A. or one of its subsidiaries.

a) Telefónica, S.A. share option plan targeted at all the employees of certain Telefónica group companies (“TIES Program”)

February 15, 2005 was the third and final exercise date for the TIES Program, a compensation plan based on the Telefónica S.A. share price involving share subscriptions and granting of share options, targeted at non-executive personnel of Telefónica group and created by resolutions of the Shareholders’ Meeting of April 7, 2000. However, as the initial reference value was higher than the market price at that time, there were no exercisable options and therefore all options were expired and cancelled and the TIES program was terminated.

Accordingly, the shares which were acquired in the past to cover the plan are relieved of their coverage consideration.

	Number of options	Average strike price (euros)

Options outstanding at December 31, 2003	30,113,539	4.53
Options expired/cancelled	(321,112)
Options outstanding at December 31, 2004	29,792,427	4.53
Options expired/cancelled	(29,792,427)
Options outstanding at December 31, 2005	-

In February 2005, in accordance with a report issued by the Board of Directors on the resolutions adopted by the Shareholders' Meeting on April 7, 2000, in connection with item IX on the agenda (relating to the establishment of the TIES Program), Telefónica, S.A. acquired 34,760,964 shares from the two financial institutions acting as agents for the plan. These institutions had subscribed and fully paid in these shares when they were issued with the intention that they would subsequently be delivered to the plan’s beneficiaries. The shares were then cancelled by resolution of the Shareholders’ Meeting of May 31, 2005 (see Note 11).

b) Telefónica Móviles, S.A. share option plan (“MOS Program”)

On October 26, 2000, authorization was given at the Extraordinary Shareholders’ Meeting of Telefónica Móviles, S.A. to establish a corporate share option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company’s obligations to the beneficiaries of the plan, it was resolved to increase the share capital of Telefónica Móviles, S.A. by 11,400,000 euros through the issuance of 22,800,000 shares of 0.50 euro par value each.

Subsequently, at the Shareholders’ Meeting on June 1, 2001, Telefónica Móviles, S.A. introduced certain modifications and clarifications of the share option plan with a view to making it more attractive and efficient to encourage the loyalty of its beneficiaries.

Finally, on September 21, 2001, the Board of Directors of Telefónica Móviles S.A. resolved to develop and establish the terms and conditions of the share option plan in conformity with the aforementioned resolutions of the Shareholders’ Meetings on October 26, 2000 and June 1, 2001. The main features of this plan are as follows:

1.	The plan is open to all the executive directors, executives (including general managers or similar executives) and employees who on December 1, 2001 were working for companies in which Telefónica Móviles, S.A. directly or indirectly, during the term of the plan, (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without prejudice to the above, the MOS Program envisaged the possibility of awarding new options at dates subsequent to its initial implementation. In order to carry this out, following the issuance of a report by the Appointments and Compensation Committee, the Board of Directors resolved to assign options to both the employees of the new companies which, when joining the Telefónica Móviles Group, met the aforementioned requirements and the employees hired by companies already participating in the MOS Program. The Board also resolved that employees could join the plan until December 31, 2003. Consequently, new beneficiaries joined the plan in 2002 and 2003. In 2003 certain companies were excluded from the MOS Program because they no longer met the related requirements.

2.	There are three types of options:

–	Type-A options, with a strike price of 11 euros.

–	Type-B options, with a strike price of 16.5 euros.

–	Type-C options, with a strike price of 7.235 euros.

Each beneficiary of the program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

3.	The executive directors and executives who are beneficiaries of the MOS Program must deposit one share of Telefónica Móviles, S.A. for every 20 options assigned to them.

4.	Each option, regardless of type, entitled its holder to receive one share of Telefónica Móviles, S.A.

5.	The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed from the option grant date (January 2, 2002). The first exercise period commenced on January 2, 2004. The second period commenced on January 3, 2005. The third and last exercise period commenced on January 3, 2006.

6.	At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option strike price, or (ii) cash settlement.

In 2004, in the second exercise period, 778 employees exercised a total of 79,823 options. Of these employees, two beneficiaries opted for settlement by delivery of shares and the remainder by cash settlement. The amount received by these beneficiaries upon the exercise of their options was 109 thousand euros. In addition, in 2004, 859 employees, owning a total of 1,681,928 options, left the program as a result of early settlement or voluntary withdrawal. 844 thousand euros were paid for this option in 2004.

In 2005, in the third exercise period, 1,019 employees exercised a total of 383,116 options. Of these employees, six beneficiaries opted for settlement via the delivery of shares and the remainder for cash settlement. The amount received by these beneficiaries upon the exercise of their options was 320.4 thousand euros. In addition, in 2005, 605 employees, owning a total of 1,307,655 options, left the program as a result of early settlement or voluntary withdrawal. 791.7 thousand euros were paid for this option in 2005.

The total number of beneficiaries of the MOS Program was 6,970 at December 31, 2005. Of these beneficiaries, one is an executive director of Telefónica Móviles, S.A. and 10 are general managers or similar executives. 9,446,373 options had been assigned at December 31, 2005.

The details of the movements in 2005 and 2004 were as follows:

	Number of options	Average strike price (euros)

Options outstanding at December 31, 2003	12,819,072	10.49
Options exercised	(1,681,928)
Options outstanding at December 31, 2004	11,137,144	10.49
Options exercised	(1,690,771)
Options outstanding at December 31, 2005	9,446,373	10.49

c)       Share option plan of Terra Networks, S.A. (now of Telefónica, S.A.)

The Terra Networks, S.A. share option plan was approved at the Shareholders’ Meeting on October 1, 1999 and implemented by Board of Directors’ resolutions adopted on October 18, 1999 and December 1, 1999.

The plan provides, through the exercise of the share options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

The approval and implementation of this compensation system were notified to the CNMV and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the U.S. Securities and Exchange Commission (SEC).

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it at the Shareholders’ Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

1.	Each of the share options under the plan entitles the holder (employee or executive) to acquire one share of Terra Networks, S.A. at a strike price of 11.81 euros per share.

2.	The duration was four years and three months (therefore, it ended on February 28, 2004), and the options could be exercised at a rate of one-third of those granted each year from the second year onwards.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra-Lycos Group employee.

In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. share option plan, which was approved at the Shareholders’ Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, at the recommendation of the Appointments and Compensation Committee based on a proposal of its Chairman, through the assignment of options to executives and employees who were already beneficiaries of the share option plan, in addition to the assignment of options to new employees who had joined the Terra-Lycos Group at that date.

The main features established by the Board of Directors for this assignment were as follows:

1.	Each of the share options under the plan entitles the holder to acquire one share of Terra Networks, S.A. at a strike price of 19.78 euros per share.

2.	The duration of the Plan was modified by a resolution adopted at the Shareholders’ Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3.	The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4.	Options were granted to one executive director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the share options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

On June 7, 2001, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to partially modify the resolution relating to the share option plan that was ratified and approved at the Shareholders' Meeting on June 8, 2000, as regards the extension of the share option plan to executives and directors, and extended the option exercise period to 10 years from that in which they were granted, stipulating that the options could be partially exercised each year during this period. In 2001 the Board of Directors did not extend the option exercise period.

On July 22, 2004, the Board of Directors of Terra Networks, S.A., after obtaining a favorable report from the Audit and Compliance Committee, resolved to reduce by 2 euros the strike price of the Terra Networks, S.A. share options granted to the beneficiaries of the Terra Group’s share option plans, on or after the date of dividend payment with a charge to share premium approved at the Shareholders’ Meeting of Terra Networks, S.A., i.e., July 30, 2004.

On December 31, 2004, options on 2,383,820 shares had been assigned to Terra Group employees and executives, all of which relate to the second phase of the option plan since the rights relating to the first phase expired in April. The weighted average share option strike price was 14.21 euros.

On December 31, 2004, the Terra Group’s executives held 650,000 share options under the Terra Networks, S.A. share option plan, the weighted average strike price of which is 16.37 euros.

On December 31, 2004, no directors of Terra Networks, S.A. owned share options.

As a result of the Telefónica S.A. and Terra Networks S.A. merger approved at the Shareholders’ meeting on May 31, 2005 and recorded in the Madrid Mercantile Register on July 16, 2005, Telefónica S.A. took over responsibility for Terra Networks S.A.’s outstanding share option plans.

Consequently, the options on Terra Networks, S.A. shares were automatically translated into options on Telefónica S.A. shares in the terms resulting from the exchange ratio of the merger.

The plan provides, through the exercise of the share options by their holders, for the ownership of a portion of the capital of Telefónica, S.A. by the employees and executives who then belonged to the Terra Group companies.

At December 31, 2005, a total of 117,900 call options on Telefónica, S.A. shares had been assigned. After the execution of the merger, the weighted average strike price was 28.28 euros.

The details of the movements in 2005 and 2004 were as follows:

	Number of options	Average strike price (euros)

Options outstanding at December 31, 2003	6,438,696	14.70
Options expired/cancelled	(4,054,876)
Options outstanding at December 31, 2004 (on Terra	2,383,820	14.21
shares)
Equivalent outstanding options at December 31,
2004 (on Telefónica shares)	529,738	63.95
Options granted	33,276
Options expired/cancelled	(445,114)
Options outstanding at December 31, 2005	117,900	28.28

d)	Share option plan of Terra Networks, S.A. (now of Telefónica, S.A.) resulting from its assuming the share option plans of Lycos, Inc.

Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to take over Lycos, Inc.’s share option plan, provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank N.A. (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. share option plan.

As a result of the exchange of Lycos, Inc. share options for Terra Networks, S.A. share options, the employees, executives and directors of Lycos, Inc. received call options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to partially modify the resolution relating to the share option plan, which was ratified and approved at the Shareholders’ Meeting on June 8, 2000. This change affected the obligations arising from the assumption of the Lycos, Inc. share options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, N.A., as a result of the exchange of Lycos, Inc. shares held by Citibank, N.A. to cover the share options of the employees and executives of Lycos, Inc.

On December 16, 2003, the Board of Directors of Terra Networks, S.A., pursuant to the powers granted to it at the Shareholders’ Meetings on June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. owned by Citibank, N.A. as Agent Bank of the option plans assumed by the Company at the time of the integration of Lycos, Inc. These shares still covered the share options of the Lycos, Inc. employees outstanding as of that date.

On June 22, 2004, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to, inter alia, reduce share capital by 53,052,804 euros for the purpose of canceling 26,526,402 treasury shares. The resolution expressly stated that 26,507,482 of the shares to be cancelled had been acquired by Terra Networks, S.A. from Citibank N.A. and were classified as treasury shares to fund the obligations arising from Lycos Inc. share option plans taken over by Terra Networks, S.A. under section D) of the resolution adopted at the Shareholders’ Meeting on June 8, 2000, in connection with item five on the agenda (in the revised version approved at the Shareholders’ Meeting on June 7, 2001).

On July 22, 2004, the Board of Directors of Terra Networks, S.A., after obtaining a favorable report from the Audit and Compliance Committee, resolved to reduce by 2 euros the strike price of the Terra Networks, S.A. share options granted to the beneficiaries of the Terra Group’s share option plans, on or after the date of dividend payment with a charge to share premium approved at the Shareholders’ Meeting of Terra Networks, S.A., i.e., July 30, 2004.

On July 31, 2004, Terra Networks, S.A. and Korean company Daum Communications executed the contract for the sale of all the Lycos, Inc. shares. The transaction was finally carried out on October 5, 2004, after obtaining the required administrative authorizations and, specifically, approval from the U.S. Antitrust Authorities.

Under the sale contract, Terra Networks, S.A. undertook to continue to assume the obligations arising from the share option plans of Terra Networks, S.A. vis-à-vis the beneficiaries of Lycos, Inc., although Lycos, Inc. would be authorized to perform, for the account and at the expense of Terra Networks, S.A., any action that might be necessary or appropriate in connection with the exercise of the options by the beneficiaries.

At December 31, 2004, the employees, executives and directors of Lycos had exercised 1,089,238 options, and 10,863,239 options remained outstanding, at a weighted average price of 20.39 US dollars.

After the merger of Terra Networks, S.A. with Telefónica, S.A., these options became options on Telefónica, S.A. shares.

At December 31, 2005, employees of Lycos, Inc. had been assigned options on 527,425 shares, at a post-merger weighted average price of 59.57 US dollars.

The details of the movements in 2005 and 2004 were as follows:

	Number of options	Average strike price (euros)

Options outstanding at December 31, 2003	19,272,198	20.77
Options exercised	(1,089,238)
Options expired/cancelled	(7,319,721)
Options outstanding at December 31, 2004 (on Terra	10,863,239	20.39
shares)
Equivalent outstanding options at December 31, 2004
(on Telefónica shares)	2,414,053	91.76
Options exercised	(161,982)
Options expired/cancelled	(1,724,646)
Options outstanding at December 31, 2005	527,425	59.57

e)	Telefónica, S.A. share option plan aimed at employees of Endemol (“EN-SOP Program”)

In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol (in mid-2000), and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment of a Telefónica, S.A. share option plan targeted at the employees of Endemol Entertainment N.V. (Endemol) and its subsidiary companies (Endemol Group), known as the EN-SOP Program.

This program consists of the grant to the beneficiaries (all the Endemol Group’s permanent employees on January 1, 2001, who are not participating in another similar share or share option plan), effective January 1, 2001, 2002, 2003 and 2004, of a variable number (based on the various wage and functional categories) of purchase options on Telefónica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

The total number of options to be delivered each year will be determined by dividing 27,500,000 euros by the annual reference value of the Telefónica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefónica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefónica, S.A. holds the meeting calling the General Shareholders’ Meeting.

The option strike price will be the related annual reference value, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, through a cash settlement.

Under the EN-SOP Program, in 2001 1,281,040 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefónica, S.A., the governing body responsible for this as established when the resolution to set up this program was adopted), at a strike price of 19.2898 euros per share (annual reference value). In 2001, 972 people were participating in the program.

Under the EN-SOP Program, in 2002 1,933,504 call options on Telefónica, S.A. shares were delivered to the 977 employees of the Endemol Group participating in the program at a strike price of 12.61 euros per share (annual reference value).

In 2003, 2,767,084 call options on Telefónica, S.A. shares were delivered to the 1,048 employees of the Endemol Group participating in the program at a strike price of 9.03 euros per share (annual reference value).

In 2004, 2,246,732 call options on Telefónica, S.A. shares were delivered to the 947 employees of the Endemol Group participating in the program at a strike price of 12.24 euros per share (annual reference value).

In 2005, since the period for the four annual grants of options envisaged in the plan had concluded, no further purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group. In 2005, 919 persons were participating in the program.

As noted, the purchase options on Telefónica, S.A. shares delivered in 2001, 2002, 2003 and 2004 have a duration of four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

The details of the movements in 2005 and 2004 were as follows:

	Number of options	Average strike price (euros)

Options outstanding at December 31, 2003	5,679,562	11.81
Options granted	2,246,732
Options expired/cancelled	(1,243,495)
Options outstanding at December 31, 2004	6,682,799	11.54
Options exercised	(492,277)
Options expired/cancelled	(1,280,688)
Options outstanding at December 31, 2005	4,909,834	10.78

Of all the options exercised in 2005, which totaled 1.02 million euros, 1,525 were settled via the delivery of shares (see Note 11) and the remainder via cash.

The Black-Scholes option pricing model was used for the valuation of this plan. Fair value data at the end of 2005 and 2004 and the main assumptions were as follows:

Fair value of options and main assumptions	December 31, 2005	December 31, 2004

Average fair value at the closing (euros per option)	2.20	3.70

Share price (euros)	12.71	13.86

Average strike price (euros)	10.78	11.54

Estimated average volatility	17.16%	17.70%-17.80%

Average option life (years)	0.83	1.51

Estimated dividend yield	3.93%	3.61%

Risk-free interest rate range	2.18%-2.75%	2.21%-3%

The payable arising from these plans is recorded under "Interest-bearing debt – Non-current" and “Trade and other payables – Current” on the accompanying consolidated balance sheets and amounts to 64.21 and 226.21 million euros at December 31, 2005 and 2004, respectively.

f)	Endemol N.V. long-term incentive scheme: share option and share option rights plans

When the subsidiary Endemol, N.V. first floated on the stock exchange, two compensation plans based on the company’s share price were created for employees of Endemol N.V. and its subsidiaries:

a.	Rights on shares: employees were given rights to free shares subject to a number of conditions concerning the share price and their continuing to work for Endemol for three years, with a number of restrictions on the subsequent sale of shares granted. The number of share rights delivered and outstanding at December 31, 2005 was 839,067, with an estimated fair value at the delivery date of 4.5 euros per right.

b.	Share option plan: employees were granted options to acquire Endemol N.V. shares at a price fixed at the time. These were exercisable in three years provided certain conditions were met concerning the share price and the employees continuing to work for Endemol in the interim. The strike price expires five years after the vesting period. The number of options delivered and outstanding at December 31, 2005 was 2,346,383, with an average strike price of 9 euros per option. The estimated fair value at the delivery date was 2.11 euros per option.

Both plans are equity settled, so the 0.24 million euro expenses recorded in 2005 is recognized directly in equity.

The following methods and main assumptions were used to determine the fair values of these two plans:

Main assumptions	Share plan	Option plan

Valuation method	Monte Carlo	Black-Scholes

Share price (euros)	9.00	9.00

Average strike price (euros)	0	9.00

Estimated average volatility	40%	40%

Vesting period (years)	3	3

Estimated dividend yield	3.977%	3.977%

Risk-free interest rate range	3.106%	3.106%

Earnings per share

Basic earnings per share is calculated by dividing net profit for the year attributable to equity holders of the parent by the weighted average number of shares outstanding over the period.

Diluted earnings per share is calculated by dividing net profit for the year attributable to equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares in issue) by the weighted average number of ordinary shares outstanding over the period, plus the weighted average number of ordinary shares that would be created if all the potentially dilutive ordinary shares outstanding in the period were to be converted into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros

Profit (loss)	2005	2004

Profit from continuing operations attributable to equity holders of the parent	4,445.85	3,101.33

Profit from discontinued operations attributable to equity holders of the	-	74.34
parent

Total profit for the purposes of basic earnings per share attributable to equity	4,445.85	3,175.67
holders of the parent

Adjustment for dilutive effects of the conversion of potential ordinary shares	-	-

Total profit for the purposes of diluted earnings per share attributable to	4,445.85	3,175.67
equity holders of the parent

	Thousands

Number of shares	2005	2004

Weighted average number of shares outstanding over the period for the	4,870,852.4	4,987,750.8
purposes of basic earnings per share (excluding treasury shares)

Dilutive effect of conversion of potential ordinary shares

- Endemol employee share option plans	832.6	281.7

- Terra Lycos employee share option plans	22.2	-

Weighted average number of ordinary shares outstanding for the	4,871,707.2	4,988,032.5
purposes of diluted earnings per share (excluding treasury shares)

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in the company’s equity if these had taken place at the start of the period under consideration. Specifically, an adjustment was made for the distribution of part of the share premium via the delivery of shares (1-for-25) approved at the Shareholders’ Meeting of May 31, 2005, which was carried out in June 2005 (see Note 11).

There have been no operations involving existing or potential ordinary shares between the end of 2005 and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations is as follows:

	Continuing operations		Discontinued operations

Figures in euros	2005	2004	2005	2004

Basic earnings per share	0.913	0.622	-	0.015

Diluted earnings per share	0.913	0.622	-	0.015

These amounts have been calculated based on the earnings figures in the first table, since no adjustment for the dilutive effects of converting potential ordinary shares are required. The denominators used are the same as those used for the purposes of calculating basic and diluted earnings per share.

(20) DIRECTORS’ AND SENIOR EXECUTIVE COMPENSATION AND OTHER BENEFITS

a)	Directors’ and senior executive compensation and other benefits

The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined by the Shareholders’ Meeting and shall remain in force until the Shareholders’ Meeting resolves to change it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors. In this regard, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees.

Therefore, the compensation of Telefónica’s directors in their capacity as members of the Board of Directors and/or of the Standing Committee and the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In addition, executive directors receive the appropriate amounts for discharging their executive duties as stipulated in their respective contracts.

In 2005 the members of the Board of Directors of Telefónica, S.A. earned the following total compensation for discharging their duties as such: Fixed payments of 4,578,161.61 euros (including the compensation earned as members of the Boards of Directors or of the advisory or control committees of other Telefónica Group companies) and attendance fees of 228,394.18 for attending the Board of Directors advisory committee meetings (including fees for attending Board advisory committee meetings of other Telefónica Group companies).

In their capacity as company executives the executive directors César Alierta Izuel, Antonio J. Alonso Ureba (who left Telefónica group on September 30, 2005), Luis Lada Díaz, Julio Linares López (appointed member of the Board of Directors of Telefónica, S.A. on December 21, 2005), Mario E. Vázquez and Antonio Viana-Baptista received: 7,422,040.98 euros in salaries and variable compensation; 169,541.43 euros in compensation in kind, which included life insurance premiums; and 47,000.00 euros in contributions made to Company-sponsored pension plans.

The detail of the compensation and benefits received by Telefónica’s directors in 2005 is as follows:

Board of Directors. Fixed payment for each director (euros):

Position	2005

Chairman	240,000.00

Vice chairman	200,000.00

Directors (1):
Executives	120,000.00	(*)
Nominee directors	120,000.00
Independent directors	120,000.00

(1)	One of the directors, non-resident in Spain, receives an additional annual payment of 60,101.16 euros due to the key importance to the company of his experience and dedication in Latin America.

	(*)	Antonio Alonso Ureba left the Telefónica group on September 30, 2005, having received fixed compensation to that date of 90,000 euros.

Standing Committee. Fixed payment for each director forming part of the Standing Committee, by post (euros):

Position	2005

Chairman	80,000.04
Vice chairman	80,000.04
Members	80,000.04	(*)

(*) Antonio Alonso Ureba left Telefónica group on September 30, 2005, having been paid fixed compensation to that date of 90,000 euros.

Directors receive no attendance fees for Board and Standing Committee meetings.

Other Board committees.

A)	Fixed payment for each director forming part of one of the Board committees, by post (euros):

Position	2005

Chairman	20,000.00
Members	10,000.00

B)	Total fees paid to directors in 2005 for attending meetings of the advisory or control committees (euros):

Committee	2005

Audit and Compliance Committee	Attendance fee per meeting: 1,250.00
Number of meetings: 12
Total paid: 51,250.00

Appointments and Compensation, and	Attendance fee per meeting: 1,250.00
Good Governance	Number of meetings: 11
Total paid: 43,750.00

Human Resources Corporate
Reputation	Attendance fee per meeting: 1,250.00
Number of meetings: 6
Total paid: 27,500.00

Regulation	Attendance fee per meeting: 1,250.00
Number of meetings: 10
Total paid: 41,250.00

Service Quality and Customer Service	Attendance fee per meeting: 1,250.00
Number of meetings: 4
Total paid: 15,000.00

International Affairs	Attendance fee per meeting: 1,250.00
Number of meetings: 6
Total paid: 31,086.10

Executive directors. Total paid to executive directors César Alierta Izuel, Antonio J. Alonso Ureba (who left Telefónica group on September, 30 2005), Luis Lada Díaz, Julio Linares López (appointed member of the Board of Directors of Telefónica, S.A. on December 21, 2005), Mario E. Vázquez and Antonio Viana-Baptista for performing their functions as group executives by concept (euros): Julio Linares López is included solely for the compensation received from the month of his appointment as director.

Items	2005

Salary	3,572,766.84
Variable compensation	3,849,274.14
Compensation in kind	169,541.43
Contributions to pension plans	47,000.00

In addition, it should be noted that the non-executive directors do not receive and did not receive in 2005 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

The Company does not grant and did not grant in 2005 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

Finally, the six Company directors who are members of the Catalonia, Andalusia and Valencia advisory committees received a total 84,999.77 euros in 2005.

The nine directors who hold posts as senior executives of the Company in December 2005 (in accordance with the provisions of Royal Decree-Law 377/1991 of March 15, a director is understood to be general managers or similar executives who perform senior management functions and report directly to the Management Board, Executive Committees or CEOs of the listed company), excluding those who are members of the Board of Directors, were paid a total of 7,715,244.43 euros in 2005 for all items. One of these directors, Julio Linares López, is only included in the compensation paid from January to November 2005 as he was appointed to the Board in December.

b)	Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of third parties

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, a detail is offered below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them:

Name	Investee	Activity	% of ownership[1]	Position
Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Telecommunications	< 0.01%	Chairman
Maximino Carpio García	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Director
Miguel Horta e Costa	Portugal Telecom, SGPS S.A.	Telecommunications	< 0.01%
Luis Lada Díaz	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
	Sogecable S.A.	Television, telecommunications and audiovisual production services	< 0.01%	Director
Julio Linares López	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	--
Antonio Massanell Lavilla	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
Enrique Used Aznar	Amper, S.A.	Telecommunications equipment supplier	0.39%	Chairman
Antonio Viana-Baptista	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Executive Chairman
	PT Multimedia-Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	Internet	< 0.01%	--
	Portugal Telecom, SGPS S.A.	Telecommunications	< 0.01%	Director

The table below, in accordance with the same Law, gives details of activities carried out, on their own account or on behalf of third parties, by the various members of the Company Board of Directors that are identical, or similar or complementary, to the corporate purpose of Telefónica, S.A.

[1] < 0.01% is shown if the holding is less than 0.01% of the share capital.

Name	Activity	Arrangement under which the activity is performed	Company through which the activity is performed	Position held or functions performed
Isidro Fainé Casas	Telecommunications	As on behalf of third parties of employees	Abertis Infraestructuras, S.A.	Chairman
Gregorio Villalabeitia Galarraga	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A.	Director
José Fernando de Almansa Moreno-Barreda	Telecommunications	As on behalf of third parties of employees	Telefónica Móviles, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica del Perú, S.A.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica de Argentina, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telecomunicaciones de Sao Paulo, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A.	Director
Maximino Carpio García	Telecommunications equipment provider	As on behalf of third parties of employees	Abengoa, S.A.	Member of Advisory Council
	Telecommunications	As on behalf of third parties of employees	Telefónica Móviles, S.A.	Director
Alfonso Ferrari Herrero	Telecommunications	As on behalf of third parties of employees	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica de Perú, S.A.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A.	Director

Name	Activity	Arrangement under which the activity is performed	Company through which the activity is performed	Position held or functions performed
Miguel Horta e Costa	Telecommunications	As on behalf of third parties of employees	Portugal Telecom, SGPS S.A.	Executive Chairman
	Telecommunications	As on behalf of third parties of employees	PT Comunicações, S.A.	Executive Chairman
	Telecommunications	As on behalf of third parties of employees	PT Multimedia-Serviços de Telecomunicações e Multimédia, SGPS, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	TMN-Telecomunicações Móveis Nacionais, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	PT Movéis-Serviços de Telecomunicações e Multimedia, SGPS, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	PT Sistemas de Informaçao, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	PT Corporate-Solucões Empresariais de Telecomunicações e Sistemas, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	PT Compras-Serviços de Consultoría e Negociaçao, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	PT Investimentos Internacionais- Consultoría Internacional, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	PT Prime, S.G.P.S., S.A.	Chairman
Gonzalo Hinojosa Fernández de Angulo	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A	Director

Name	Activity	Arrangement under which the activity is performed	Company through which the activity is performed	Position held or functions performed
Luis Lada Díaz	Telecommunications	As on behalf of third parties of employees	Telefónica de España, S.A.	Executive Chairman
	Telecommunications	As on behalf of third parties of employees	Telefónica Móviles, S.A.	Director
	Television, telecommunications and audiovisual production services	As on behalf of third parties of employees	Sogecable, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Cesky Telecom, a.s.	Vice Chairman of Supervisory
Julio Linares López	Telecommunication equipment sales	As on behalf of third parties of employees	Teleinformática y Comunicaciones, S.A. (TELYCO)	Chairman
	Telecommunications	As on behalf of third parties of employees	Cesky Telecom, a.s.	Chairman of Supervisory Board
	Telecommunications	As on behalf of third parties of employees	Telefónica de España, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica DataCorp, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica Data España, S.A.	Director
Antonio Massanell Lavilla	Telecommunications	As on behalf of third parties of employees	Telefónica Móviles, S.A.	Director

Name	Activity	Arrangement under which the activity is performed	Company through which the activity is performed	Position held or functions performed
Enrique Used Aznar	Telecommunications equipment provider	As on behalf of third parties of employees	Amper, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	Telecomunicaciones de Sao Paulo, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica de Perú, S.A.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A.	Director
Mario Eduardo Vázquez	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica de Argentina, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	Telefónica Holding de Argentina, S.A.	Vice Chairman
	Telecommunications	As on behalf of third parties of employees	Compañía Internacional de Telecomunicaciones, S.A.	Vice Chairman
	Telecommunications	As on behalf of third parties of employees	Telefónica Móviles Argentina, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	Telefónica Comunicaciones Personales, S.A.	Owner/Director
	Telecommunications	As on behalf of third parties of employees	Radio Servicios S.A.	Owner/Director
	Telecommunications	As on behalf of third parties of employees	Telinver, S.A.	Chairman
	Internet and e-commerce	As on behalf of third parties of employees	Terra Networks Argentina, S.A.	Vice Chairman

Name	Activity	Arrangement under which the activity is performed	Company through which the activity is performed	Position held or functions performed
Mario Eduardo Vázquez	Telecommunications	As on behalf of third parties of employees	Telefónica Data Argentina, S.A.	Chairman
Antonio Viana Baptista	Telecommunications	As on behalf of third parties of employees	Telefónica Móviles, S.A.	Executive Chairman
	Telecommunications	As on behalf of third parties of employees	Telefónica Internacional, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica Móviles España, S.A.	Chairman
	Telecommunications	As on behalf of third parties of employees	Brasilcel, N.V.	Director
	Telecommunications	As on behalf of third parties of employees	Portugal Telecom, SGPS, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Telefónica de España, S.A.	Director
	Telecommunications	As on behalf of third parties of employees	Cesky Telecom, a.s.	Member of Supervisory Board

Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these consolidated financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not at arm’s length.

(21) OTHER INFORMATION

a)	Litigation

Telefónica, S.A. and its group companies are party to several lawsuits which are currently in progress in the law courts and the arbitration bodies of the various countries in which the Telefónica group is present.

Based on the advice of the Company’s legal counsel it is reasonable to assume that this litigation will not materially affect the financial position or solvency of Telefónica group, even should the company lose. We highlight the following unresolved cases:

1)	A proceeding contesting certain resolutions adopted at the General Shareholders’ Meeting of Telefónica, S.A. on June 15, 2001.

Shareholder Javier Sotos García filed a complaint contesting some of the resolutions adopted at the General Shareholders’ Meeting of June 15, 2001. The suit was heard by the Madrid Court of First Instance no. 15, case number 628/2001.

The complaint was based on an alleged infringement of the contesting shareholder’s right to information and the legal rules for disapplication of pre-emptive subscription rights in capital increases.

On January 23, 2004, the Company was notified that the proceeding had been stayed until such time as either the parties applied for its resumption or the instance lapsed.

Based on the opinion of its legal counsel, the Company believes that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company.

2)	Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

As a result of the voluntary bankruptcy proceeding heard by Madrid Court of First Instance no. 42, case number 417/2001, two criminal proceedings have commenced which affect Telefónica, S.A.

“Abbreviated” proceeding no. 273/2001 being heard before Central Examining Court no. 1, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

Preliminary proceeding no. 362/2002, which commenced on October 23, 2002, before Central Examining Court no. 1 for a possible offence of extortion. This proceeding was subsequently assimilated to the preliminary proceedings in case no. 273/2001 above.

The two proceedings having been combined, on April 2004, the motion filed by counsel for Telefónica, S.A. to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. It is important to emphasize that so far no liability has been established and the plaintiffs’ claim in this regard has been explicitly dismissed.

On June 29, 2004, notice was given of a plea filed by counsel for former Sintel employees seeking to further expand the criminal complaint. This time they alleged a purported offence of criminal insolvency committed in the sale of Sintel to Mastec Internacional, Inc. in April 1996. On July 4 and August 5, 2004, Telefónica, S.A. filed submissions to have this latest allegation declared inadmissible. The court has yet to rule on whether it will admit this extension of the criminal complaint.

3)	Class actions filed by shareholders of Terra in the U.S. in connection with Telefónica, S.A.’s takeover bid for Terra Networks, S.A.

On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, S.A., Terra Networks, S.A. and certain directors of Terra Networks, S.A.

These actions are founded mainly on the claim that, in the view of the plaintiffs, the price offered to the shareholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the shares of that company, and they are seeking to block the takeover or, alternatively, to win damages.

It should be noted that since the filing of the complaints, the related proceedings have remained inactive.

Based on the opinion of its legal counsel, the Company considers that it has a sound defense against both the form and the substance of the claims filed against it and, accordingly, is confident that the outcome of the litigation should not be adverse for Telefónica.

4)	Appeal for judicial review no. 6/461/03 filed at the National Appellate Court by the World Association of Shareholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission (CNMV) on June 19, 2003, to authorise the share offer by Telefónica, S.A. for Terra Networks S.A.

Telefónica S.A. appears in these proceedings as an intervening non-party in the case to defend the lawfulness of the CNMV’s decision.

On March 8, 2005, ACCTER filed a plea to extend the facts in the case to cover the announcement of the merger between Telefónica S.A. and Terra Networks, S.A. Both Telefónica S.A. and the Government Legal Service filed submissions contesting this pleading.

Scheduled for January 10, 2006, the ruling was made and notified on January 27, 2006 (see events subsequent events Note 22).

5)	Proceeding contesting the merger resolution voted at the General Shareholders’ Meeting of Terra Networks, S.A. held on June 2, 2005.

On June 30, 2005 the World Association of Shareholders of Terra Networks, S.A. (ACCTER) and its President, on his own account, filed a complaint contesting the merger resolution adopted by the Shareholders’ Meeting of Terra Networks S.A. of June 2, 2005 alleging a breach of article 60.4 of the Securities Market Law. The plaintiffs maintain that before the merger, Telefónica S.A. should have presented a public tender for the rest of the company’s outstanding voting shares admitted to trading.

On December 21, 2005 Telefónica S.A. filed its answer to the claim.

6)	Claim at the ICSID.

As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine Government, were affected appreciably, since the Law renders ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also requires that prices and rates derived from such clauses are denominated in pesos at an exchange rate of one peso (ARS 1) to one US dollar (US$1).

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On July 6, 2004, the first hearing at the ICSID took place in Washington and a 90-day stay was ordered in an attempt to reach a settlement. Following the expiration of the stay without any settlement having been achieved, on December 6, 2004, Telefónica filed the “memorial” or claim with the ICSID together with the initial supporting testimonies. The Court is currently considering a plea filed by the Argentine government alleging that the matter is outside the jurisdiction of the arbitration court (see Subsequent Events - Note 22).

7)	Proceedings filed by Jazz Telecom, S.A.U. (Jazztel) against Telefónica de España S.A.U.

Jazztel began a number of legal proceedings in 2005 related to the Local Loop Unbundling Reference Offer (OBA) approved by the Spanish Telecommunications Market Commission, the CMT.

It filed a claim under ordinary court procedure seeking 337.36 million euros in damages for alleged delays in fulfilling contracts concluded under the OBA. This suit is currently before Madrid Court of First Instance no. 54 with case number 1619/2005. Telefónica de España S.A.U. filed its answer to this claim on February 3, 2006.

Jazztel’s parent company, Jazztel Public Limited Company, filed an ordinary court claim for 456.53 million euros in damages against the Directors of Telefónica S.A. and the directors of Telefónica de España S.A.U. holding them responsible for Telefónica de España’s alleged failure to comply with the OBA. The suit is currently before by Madrid Court of First Instance no. 1, with case number 585/2005.

The third claim filed by Jazztel alleges unfair trade practices by Telefónica de España S.A.U. in relation to the OBA, though without seeking any damages. In this proceeding, Telefónica de España S.A.U. has argued for a want of jurisdiction by the court. The court is currently considering this and the term for filing an answer to the claim has therefore been suspended until it rules.

8)	Appeal for judicial review against the administrative decision rendered by the Telecommunications Market Commission (CMT) on July 23, 2002.

The administrative decision concluded proceedings brought against Telefónica de España S.A.U. relating to the commercial terms offered to Closed User Groups and imposed an 18 million euro fine on the company.

Telefónica de España S.A.U. filed an appeal for judicial review of this decision, which was heard by Panel 8 of the Judicial Review Chamber of the National Appellate Court (case no. 8217/2004), which dismissed the appeal in its ruling dated June 29, 2004.

On October 18, 2004, Telefónica de España S.A.U. filed an appeal or annullment against this ruling which has yet to come to court.

9)	Appeal for judicial review against the administrative decision rendered by the CMT on July 10, 2003.

This administrative decision concluded proceedings brought against Telefónica de España for alleged failure to comply with a CMT decision in the prices applied to VIC TELEHOME and imposed an 8 million euro fine on the company.

Telefónica de España S.A.U. appealed this administrative decision on September 10, 2003 before the Judicial Review Chamber of the National Appellate Court (case no. 731/2003) and also demanded suspension of the fine. The ruling is currently pending.

10)	Appeal for judicial review against the administrative decision rendered by the CMT on October 24, 2002.

The contested decision arose from proceedings brought against Telefónica de España S.A.U. for alleged failure to comply with a previous CMT decision on its interconnection obligations regarding voice and data capacity, which imposed a 13.5 million euro fine.

On February 10, 2003 Telefónica de España S.A. filed an appeal for judicial review of this decision, heard by the Judicial Review Chamber of the National Appellate Court (case no. 97/2003), which ruled on July 5, 2005 to dismiss the appeal.

On October 24, 2005 the company filed an appeal or annullment against this ruling.

11)	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 1, 2004, the TDC ruled that Telefónica de España S.A.U. had engaged in anti- competitive practices and had abused its dominant market position, imposing a fine of 57 million euros.

Telefónica de España S.A.U. filed an appeal for judicial review of this decision on April 16, 2004, which is currently before Panel 6 of the Chamber of Judicial Review of the National Appellate Court (appeal no. 162/2004). It also sought to stay implementation of certain parts of the April 1 ruling, including those relating to the fine.

In its judgment of June 29, 2004, the Chamber granted an injunctive stay of execution on the fine, subject to Telefónica de España S.A.U. depositing a guarantee for the amount of the fine.

The main proceeding is awaiting a date for judgment.

Based on the opinion expressed by its legal counsel, the Company considers that there are strong factual and legal arguments that could lead to the appeal being upheld in whole or in part.

b)	Commitments

Agreements with Portugal Telecom (Brazil)

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis, SGPS, S.A., on the other, agreed to group together all their wireless telephony businesses in Brazil. They therefore undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. In addition, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulations and bylaws.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Shareholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all the Portugal Telecom group’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom group had not increased its ownership interest to 50% of the total capital share of Brasilcel N.V.

In addition, in accordance with the definitive agreements, the Portugal Telecom group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., at Telefónica Móviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Newcomm Wireless Services, Inc. (Puerto Rico)

On December 23, 2003, Telefónica Móviles, S.A. arranged a counterguarantee for Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a 61 million dollar bridging loan granted by ABN AMRO which matures on June 30, 2005. These guarantees are deemed to be recoverable on the basis of the company’s business plan and of the seniority of their claim over equity.

Subsequently, on April 20, 2005, it was agreed to extend the term of the bridging loan to June 30, 2008, with the possibility of a further 2-year extension, with a corresponding extension of the counterguarantee.

On April 20, 2005, Telefónica Móviles S.A. arranged a counterguarantee for Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a subordinated loan of up to 40 million dollars granted by ABN AMRO to meet Newcomm’s license payments to the FCC (Federal Communications Commission) maturing June 30, 2010.

Medi Telecom (Morocco)

Telefónica Móviles España S.A.U., as a shareholder of Medi Telecom, signed a “Shareholders’ Support Agreement” together with Portugal Telecom and the BMCE group. This commitment requires the signatories to jointly and severally provide up to 210 million euros of financial assistance to Medi Telecom in the event of non-compliance with financial clauses or a shortfall in funds at Medi Telecom that would prevent it from meeting its debt servicing obligations. If Medi Telecom obtains a specific level of operating income before depreciation and amortization during a certain period of time and if it fulfils all its obligations under the loan agreement, this financial commitment will automatically be cancelled.

As a result of the loans and capital increases subscribed by, inter alia, Telefónica Móviles España, S.A.U., the aforementioned commitment between the latter, Portugal Telecom and the BMCE group was reduced to 118.3 million euros at December 31, 2005.

Guarantees provided for Ipse 2000 (Italy)

The Telefónica group has provided guarantees securing financial transactions for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy) in which it owns an indirect stake through Telefónica Móviles, S.A. and Telefónica DataCorp, S.A.U.. These transactions are mainly to finance sums payable to the Italian Government in connection with the grant of the license amounting to 483.93 million euros.

On December 27, 2002, Telefónica Móviles, S.A. arranged a counterguarantee for Telefónica, S.A., which in turn was counterguaranteed by Telefónica Móviles España, S.A.U. Under this agreement, subject to certain terms and conditions, Telefónica Móviles, S.A. undertakes vis-à-vis Telefónica, S.A. to pay 91.79% of any amounts Telefónica S.A. may be legally, contractually or judicially obliged to pay in connection with the guarantee that it (jointly with other strategic partners of Ipse 2000, S.p.A.) provided to certain banks, which in turn provided a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license. On November 30, 2005, to avoid the Italian Government calling in the guarantee, the company paid 120.33 million euros representing a quarter of the amount outstanding owed as deferred payment for the additional 5 MHz of spectrum awarded to Ipse 2000 SpA by the Italian Government for an original total value of 826,33 million euros. On December 31, 2005, the amount outstanding was 601.67 million euros. This additional 5MHz of spectrum was returned by Ipse 2000, S.p.A., and the validity of said return is currently in dispute with the Italian Government.

On October 25, 2000, Ipse 2000, S.p.A. signed an agreement with Ferrovie dello Stato, S.p.A., an Italian railroad company, whereby Ipse 2000, S.p.A. was granted certain access and user rights to certain specific sites owned by the railroad company. Telefónica, S.A. provided a guarantee of up to 48.2 million euros to secure the amounts owed under this agreement. On May 9, 2005 the parties executed the cross-border agreement through the payment of 93.36 million euros. Of this amount, the Telefónica Móviles Group paid 39.39 million euros.

Telefonica Deutschland GMBH (Germany)

On March 31, 2005 Telefonica Deutschland GMBH signed an agreement with AOL Europe Services S.A.R.L. to lease its local loop. This contract is guaranteed by Telefónica, S.A., which, under certain terms, is obliged to guarantee AOL Europe continuity of the service for six months and, as appropriate, to bear the migration costs of AOL Europe customers to another provider up to a maximum of 20 million euros. Telefónica Deutschland GmbH also has guarantees with a German lending institution, Commerzbank, for a total of 12.84 million euros at December 31, 2005 to ensure the appropriate provisions of services to third parties.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and Telefónica, on December 4, 2001, the two signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica group subsidiary, of the BBVA group’s Spanish and international call center business.

The agreement provided for the initial contribution by Telefónica S.A. of all its contact center business to a newly-formed subsidiary (Atento N.V.) and the subsequent inclusion of the BBVA group in the shareholder structure of Atento N.V. through the contribution of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A., which entailed the transfer to Atento of the BBVA group’s Spanish and international call center business.

The transaction also envisaged the signing of various specific agreements for the provision to the BBVA group by Atento of call center services in Spain and Portugal and in several Latin American countries.

Atento N.V. was incorporated on May 31, 2002. All Telefónica, S.A.’s call center business was contributed to it on that date. The contributions by the BBVA group under the terms of the agreement discussed in this section have not yet been made.

On October 24, 2003, BBVA, Telefónica, S.A. and Atento N.V. entered into an Agreement establishing the terms and conditions under which BBVA, through General de Participaciones Empresariales, S.L. (GPE) became a shareholder of Atento N.V. by contributing all the shares of Procesos Operativos, S.A. As a result of this Agreement, Telefónica, S.A. currently owns shares representing 91.35% of Atento N.V.’s share capital, while GPE (a BBVA group company) owns the remaining 8.65%.

Subsequently, on December 1, 2003, the Atento Group company Atento Teleservicios España, S.A. acquired all the shares of Leader Line, S.A.

On November 27, 2003, BBVA and Atento N.V. entered into a framework contract for services, with a term of four years, establishing the terms under which Atento N.V. and its subsidiaries will provide call center activities and services to the BBVA group.

At the same time as the aforementioned acquisition of Leader Line, S.A., Telefónica and GPE entered into a put option contract whereby GPE has the right to sell to Telefónica, which will be obliged to buy, all the shares of Atento N.V. that GPE owns at the time the option is exercised.

Commitments in relation to Sogecable

As a result of the agreements dated May 8, 2002 and January 29, 2003, between Telefónica, S.A., Telefónica de Contenidos, S.A.U. and Sogecable, S.A., relating to the merger of Via Digital into Sogecable, on January 29, 2003, Telefónica, S.A. informed the Spanish securities exchange commission (the SEC) through a relevant event notification that its strategic plans at that date did not envisage the disposal of the 16.38% shareholding within a period of at least three years from the date of the exchange.

Commitments relating to audiovisual content (Telefónica de Contenidos)

At December 31, 2004, Telefónica de Contenidos had the following commitments relating to sports broadcasting rights:

1.	In December 2004, Canal Satélite Digital, S.A. gave its approval to allow Telefónica de Contenidos to broadcast on a non-exclusive basis under the pay-per-view (PPV) system the signal for the soccer games of the First and Second Divisions of the Spanish National Soccer League and of the King’s Cup (Copa de S.M. El Rey) (except for the final) produced by Audiovisual Sport, from January 1, 2005, at current market prices for this type of content and for a period that will depend on the soccer seasons for which the content provider will be able to renew the current agreements with the soccer clubs.

2.	Likewise in December 2004, an agreement was entered into with Audiovisual Sport for the latter to provide the broadcast signal to Telefónica de Contenidos and/or the Telefónica Group companies to which Telefónica de Contenidos assigns the signal, for the soccer games specified in the agreement with Canal Satélite Digital, at market prices for this type of content for each soccer game, with guaranteed minimum payments per season to Audiovisual Sport from January 1, 2005, and for a period that will depend on the soccer seasons for which the content provider will be able to renew the current agreements with the soccer clubs.

Terra Networks, S.A. (now Telefónica, S.A.) – BBVA (Uno-e Bank, S.A.)

By virtue of the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for 160.43 million euros.

On May 15, 2002, Terra Networks, S.A. and BBVA entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the relevant internal and administrative authorizations. After the integration, Terra Networks, S.A.’s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

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

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction. After the integration had taken place, Terra Networks, S.A.’s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that replaced that dated May 15, 2002, when the aforementioned integration took place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the P/E ratio of BBVA, multiplied by the percentage of ownership held by Terra Networks, S.A. that it intended to sell as of that date.

In addition, the strike price of the aforementioned option may not be lower than 148.5 million euros if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006 in the above-mentioned liquidity agreement.

In accordance with the terms of the aforementioned agreement dated January 10, 2003, once the relevant authorizations had been obtained, on April 23, 2003, approval was given at the Extraordinary Shareholders’ Meeting of Uno-e Bank, S.A. for a capital increase at Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Crédito, S.A., through the nonmonetary contribution of the latter’s consumer finance business line, at whose Extraordinary Shareholders’ Meeting held on the same date approval was given for the contribution and the subscription in full of the capital increase.

This capital increase led to the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. (now Telefónica, S.A.) in Uno-eBank, S.A. are 67% and 33%, respectively.

Other commitments in the form of performance bonds for concessions or licenses

1.	Telefónica Móviles España, S.A.U., a subsidiary of Telefónica Móviles, S.A., which is in turn a subsidiary of Telefónica, S.A., provided certain financial guarantees to the Spanish State amounting to 1,100 million euros in relation to the UMTS license in Spain granted to Telefónica Móviles España, S.A.U. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

Telefónica Móviles España, S.A.U. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, as a result of which the 71 guarantees in force at that date amounting to 630.9 million euros that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A.U., after the latter had arranged, in the same month, a guarantee of 167.5 million euros with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September 2003, Telefónica Móviles España, S.A.U. cancelled the returned guarantees at the respective banks.

On June 23, 2004, the Ministry of Industry, Tourism and Commerce issued an order authorizing the change in the commitments assumed by Telefónica Móviles España, S.A.U. in connection with the operation of the third-generation wireless telecommunications (UMTS) service. Under this, order the requests filed by Telefónica Móviles España, S.A.U. in this respect were upheld, compliance with certain commitments was reinterpreted and other commitments were eliminated for the benefit of public interest.

As a result of this change, the amount to be guaranteed by Telefónica Móviles España, S.A.U. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to 157.5 million euros. The guarantee therefore amounted to 157.5 million euros at December 31, 2005.

Telefónica Móviles de España, S.A. has begun the procedures to accredit its first year of operating the UMTS service before the Ministry. Compliance with the commitment would reduce the amount guaranteed.

2.	Telefónica Móviles, S.A. is backing the commitments assumed by Grupo de Telecomunicaciones Mexicanos, S.A. de C.V. (GTM) with the regulator, COFETEL, for its domestic long-distance (DLD) license. The maximum amount of this support is 124.15 million Mexican pesos. As of the date of preparation of these consolidated financial statements no disbursements had been made in this respect.

3.	In 1999 Telefónica de Argentina, S.A. provided guarantees for the promissory notes amounting to 22.5 million dollars provided by Telefónica Comunicaciones Personales, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for areas I and III. In addition, Telefónica de Argentina, S.A. jointly and severally guaranteed, with Telecom Argentina Stet-France Telecom, S.A., the promissory notes amounting to 45 million Argentine pesos provided jointly by Telefónica Comunicaciones Personales, S.A. and Telecom Personal, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for area II. These guarantees are still in force, pending verification by the Regulatory Authority of the fulfillment of the PCS network coverage obligations secured by these guarantees. In 2003 the Regulatory Authority verified substantially all the coverage obligations in areas I and III, leaving only the cities of La Rioja, Córdoba and Catamarca. The Regulatory Authority completed the verification of the PCS network coverage obligations in the aforementioned cities and in area II in 2004. The Regulatory Authority must now decide whether to return the guarantees.

Telefónica, S.A. and its subsidiaries, which in turn head subgroups, perform, as holding companies, various equity investment purchase and sale transactions in the course of their business activities, in which it is standard practice to receive or provide guarantees regarding the nonexistence of liabilities, contingencies, etc. in the investments forming the subject matter of the related transactions.

The contingencies arising from the commitments described above were evaluated when the consolidated financial statements at December 31, 2005, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

c)	Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2005 and 2004 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated balance sheet, respectively.

The Group has launched various projects with a view to reducing the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

d)	Auditors’ fees

In 2005 fees paid to the various companies forming part of the Ernst&Young International Group, to which Ernst&Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to 14.84 million euros. In 2004 fees paid to the various companies forming part of the Deloitte Touche Tohmatsu International Group, to which Deloitte, S.L. (the auditors of the Telefónica Group) belongs, amounted to 12.53 million euros.

The detail of these amounts is as follows:

	Millions of euros

	2005	2004

Audit of financial statements	11.19	8.56
Other audit services	1.96	2.95
Non-audit work	1.69	1.02

TOTAL	14.84	12.53

These fees include amounts paid in respect of fully and proportionally consolidated Spanish and foreign Telefónica Group companies. A total of 0.61 million euros, corresponding to 50% of the fees paid by proportionally consolidated companies, was included in 2004.

Fees paid to other auditors in 2005 and 2004 amounted to 15.22 million euros and 11.20 million euros, respectively, with the following detail:

	Millions of euros

	2005	2004

Audit of financial statements	4.30	2.55
Other audit services	3.78	0.23
Non-audit work	7.14	8.42

TOTAL	15.22	11.20

These fees include amounts paid in respect of fully and proportionally consolidated Spanish and foreign Telefónica Group companies. A total of 0.86 million euros, corresponding to 50% of the fees paid by proportionally consolidated companies, was included in 2005.

e)	Contractual obligations

The detail and estimated schedule of contractual obligations that could require significant cash outlays in the future at December 31, 2005 and 2004 are as follows:

	Millions of euros

12/31/05	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years

Long-term borrowings	34,403.46	9,235.88	4,735.90	7,936.70	12,494.98
Operating leases	2,107.44	365.87	683.90	363.00	694.67
Purchase commitments	1,005.18	908.01	62.18	7.19	27.80
Other non-current obligations	6,353.24	945.81	1,567.45	1,128.34	2,711.64

Total	43,869.32	11,455.57	7,049.43	9,435.23	15,929.09

	Millions of euros

12/31/04	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years

Long-term borrowings	27,702.63	10,210.40	4,050.98	4,081.18	9,360.07
Operating leases	1,524.28	279.18	542.71	265.84	436.55
Purchase commitments	1,201.50	804.85	273.78	108.02	14.85
Other non-current obligations	7,407.66	864.57	2,242.31	1,095.31	3,205.47

Total	37,836.07	12,159.00	7,109.78	5,550.35	13,016.94

(22) SUBSEQUENT EVENTS

The main events for the Telelfónica Group taking place in the period from December 31, 2005 to the date of preparation of these consolidated financial statements (consolidated annual accounts) are as follows:

Ipse 2000, S.p.A. (Italy)

On January 31, 2006, the Italian Government informed Ipse 2000, S.p.A., in which Telefónica Móviles and Telefónica Datacorp have indirect stakes of 45.59% and 4.08%, respectively, of its decision to revoke the UMTS license granted to it in 2000. The company is studying potential courses of action (see Note 9).

EMTN Program for the issuance of debt instruments (Telefónica Emisiones, S.A.U.)

On February 2, 2006, Telefónica Emisiones, S.A.U., a subsidiary of Telefónica, S.A., held four bond issues, two in euros (for a combined amount of 4,000 million euros) and two in pounds sterling (for a combined 1,250 million pounds sterling) in line with the 15,000 million euro EMTN (issue of medium-term notes) arranged on July 8, 2005. This program is underwritten by Telefónica, S.A. (see Note 15).

Brasilcel corporate restructuring

In February 2006, approval was given at the respective shareholders’ meetings of Telesp Celular Participações, S.A. (“TCP”), Tele Centro Oeste Celular Participações, S.A. (“TCO”), Tele Sudeste Celular Participações, S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TLE”) and Celular CRT Participações, S.A. (“CRT Part”) for a corporate restructuring for the exchange of TCO shares for TCP shares and absortion at TSD, TLE and CRT part. As a result, TCP became a 100% subsidiary.

Takeover bid for O2 plc.

With respect to the takeover bid for 100% of UK operator O2 plc, on January 3, 2006 Telefónica, S.A. waived the minimum acceptance restriction on the offer made November 21, 2005, declaring it “unconditional as to acceptances,” in accordance with the procedures established by the UK City Code on Takeovers and Mergers (see Note 8).

On January 10, 2006, Telefónica, S.A. received notification of the European Commission’s decision to authorize the concentration resulting for Telefónica, S.A.’s acquisition of the UK wireless operator, O2 plc.

On January 23, 2006, Telefónica, S.A. stated that it had complied with all the requirements of the full takeover of O2 plc made on November 21, 2005 and that, in accordance with the procedures established by the UK City Code on Takeovers and Mergers, the offer was wholly unconditional.

On January 27, 2006, having acquired or received acceptances representing more than 90% of the O2 plc shares included in the bid, Telefónica, S.A. announced its intention of initiating the forced sale of outstanding O2 plc shares in accordance with sections 428 to 430F (inclusive) of the UK Companies Act. Subsequent to this announcement, on February 22, 2006, notification was made that the procedure against shareholders rejecting the offer had commenced.

Meanwhile, on February 7, 2006 O2 plc announced the beginning of the process to delist O2 plc from the London Stock Exchange. The delisting is expected to occur on March 7, 2006.

Litigation

On January 27, 2006, the Group was notified of ruling of January 24 mentioned above, with Panel 6 of the Chamber of Judicial Review of the National Appellate Court ruling that the appeal filed by ACCTER was inadmissible and rejecting that lodged by Mr. Fabian López against the decision of June 19, 2003 made by the Spanish National Securities Market Commission (CNMV) to authorize the takeover bid by Telefónica, S.A. for Terra Networks S.A.

Memorandum of understanding with the Argentine government.

On February 15, 2006, Telefónica Argentina, S.A. signed a memorandum of understanding with the Argentine government as a prerequsite to reaching an agreement to renegotiate the transfer contract approved by Royal Decree-Law 2332/90 pursuant to the provisions of Article 9º of Law 25,561.

Among other issues, this memorandum of understanding envisages the suspension by Telefónica de Argentina, S.A. and Telefónica, S.A., for a period of 210 working days, of the procedure for all claims, appears and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which are based on facts or measures taken from the emergency situation established by Law Nº 25,561 with regard the Transfer Contract and the licence granted to the Company (see Note 21). This suspension shall be levied 30 days after the completion of the Public Hearing to be called by the Public Service Contract Renegotiation and Analysis Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or UNIREN) of Argentina to address the memorandum of understanding. This hearing has yet to be called.

Formal complaint by the European Commission

The European Commission (EC) has announced its decision to initiate formal proceedings against Telefónica via notification dated February 22, 2006 of a list of charges and preliminary conclusions.

In this list, the EC considers that Telefónica, S.A. and its Telefónica de España, S.A.U., Telefónica Data España, S.A.U. and Terra Networks España, S.A.U. subsidiaries could, at least in the year 2001, have taken abusive advantage of their dominant position by putting a so-called ‘margin squeeze’ on broadband internet access prices.

Deregulation by the CMT of wireline rates.

The CMT has decided to deregulate retail wireline telephone rates for both individuals and businesses. At its meeting of February 9, 2006, the regulator’s Board agreed to eliminate the regulated tariff system of Telefónica known as the price cap for this type of traffic from August 1, 2000.

The measure, which will come into effect following the publication in the Official State Gazette (Boletín Oficial del Estado), implies the end of the current price cap on telephone traffic from the wireline network. From then, the market rather than the government will set the maximum price.

Interim dividend charged to 2005 income

At its meeting of February 28, 2006, Telefónica, S.A.’s Board of Directors based on the financial information furnished to it, agreed, pursuant to Article 216 of the Spanish Corporation Law, to distribute a fixed interim dividend out of 2005 income of a gross 0.25 euros per share for the Company’s outstanding shares carrying dividend rights, up to a maximum total amount of 1,230.28 million euros, proposing that this interim dividend be paid on May 12, 2006 (see Note 3).

ACCOUNTING STATEMENT SUPPORTING THE DISTRIBUTION OF THE INTERIM DIVIDEND:

Millions of euros

Income obtained by the parent company from January 1, 2005 through December 31, 2005.	1,754.39
Mandatory appropriation to reserves	(64.15)
Unrestricted income	1,690.24
Proposed interim dividend (maximum amount)	1,230.28

CASH POSITION:

As shown in the Telefónica, S.A. 2005 individual annual accounts prepared by the Board of Directors at its meeting of February 28, 2006, at December 31, 2005, there was sufficient liquidity for the payment of dividends. This liquidity also existed at February 17, 2006, as evidenced by the following statement of liquidity:

Funds available for distribution	Millions of euros

Cash and cash equivalents	683.00
Unused credit facilities	6,750.00
Proposed interim dividend (maximum amount)	(1,230.28)
Difference	6,202.72

(23) Differences between International Financial Reporting Standards and United States of America Generally Accepted Accounting Principles and other required disclosures

As of 1 January 2004, Telefónica’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 2), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The tables below give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, Telefónica has applied the International Financial Reporting Standards endorsed by the EU in preparing its Consolidated Financial Statements. Our consolidated financial statements as of December 31, 2005 and 2004 would not present any difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU.

IFRS 1 First-time Adoption of International Financial Reporting Standards provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to Telefónica (see Note 2). Had IFRS been applied fully retrospectively, net income and shareholders’ equity under IFRS shown in the table below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.

Reconciliation of Net Income and Shareholders' Equity from International Financial Reporting Standards to Generally Accepted Accounting Principles in the United States of America

The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated net income (loss) and shareholders’ equity that would have been required had U.S. GAAP been applied instead of IFRS:

	Millions of Euros

	12/31/2005	12/31/2004

Shareholders' equity under IFRS	16,158.43	12,342.47
Additions (deductions) for US GAAP purposes:
Minority interests (Note 23.1)	(3,425.14)	(1,902.71)
Capitalized interests costs (Note 23.2)	411.23	395.65
Development costs (Note 23.3)	(81.21)	(104.11)
Amortization method of licenses (Note 23.5)	-	148.85
Reversal of net effect of revaluation of fixed assets and related accumulated
depreciation (Note 23.6)	(465.65)	(517.89)
Business combination, goodwill and intangible assets (Note 23.7)	5,856.10	5,061.61
Adjustments related to US GAAP equity investees (Note 23.8)	1,054.69	857.07
Effect of inflation upon adoption of IFRS (Note 23.9)	(654.02)	(630.46)
Derivatives (Note 23.10)	(14.74)	7.68
Pension plan and post retirement benefits (Note 23.11)	68.95	140.07
Temporary impairments (Note 23.12)	(325.62)	(398.34)
Sale and leaseback involving real estate (Note 23.13)	(7.04)	(12.88)
Other US GAAP adjustments	(10.23)	(14.00)
Tax effect on the above adjustments	343.56	322.17
Effect of minority interests on the above adjustments	312.65	177.68
Total additions (deductions)	3,063.53	3,530.39

Shareholders' equity under US GAAP*	19,221.96	15,872.86

(*)	Shareholders’ equity under U.S. GAAP as of 1/1/2004 has been restated as a consequence of the elimination of the effect of the inflation (see below the reconciliation of shareholders’ equity under U.S. GAAP as previously reported and shareholders’ equity as restated).

	Millions of Euros

	2005	2004

Profit for the year under IFRS	4,827.06	3,485.59
Additions (deductions) for US GAAP purposes:
Minority interests (Note 23.1)	(381.21)	(309.92)
Capitalized interests (Note 23.2)	(42.16)	(79.18)
Development costs (Note 23.3)	22.90	5.73
Amortization method of licenses (Note 23.5)	-	30.74
Reversal of net effect of revaluation of fixed assets and related accumulated depreciation (Note 23.6)	52.24	64.05
Business Combination, Goodwill and intangible assets (Note 23.7)	(85.74)	(1,134,67)
Adjustments related to US GAAP equity investees (Note 23.8)	(25.79)	20.46
Effect of Inflation upon adoption of IFRS (Note 23.9)	110.20	107.65
Derivatives (Note 23.10)	(150.40)	(219,27)
Pension plan and post retirement benefits (Note 23.11)	(156.35)	46.21
Temporary impairments (Note 23.12)	72.72	87.52
Sale and leaseback involving real estate (Note 23.13)	7.68	9.44
Other US GAAP adjustments	(0.35)	(22.06)
Tax effect on the above adjustments	26.30	(14.60)
Recognition of tax credits in period initially awarded (Note 23.14)	-	(199.15)
Effect of minority interests on the above adjustments	(13.55)	707.10
Income (loss), under US GAAP, before cumulative effect of a change in accounting principle
Cumulative effect of change in accounting principle:
- Revenue recognition – EITF 00-21 (Note 23.4)	-	(38.87)
- Change in amortization method of licenses (Note 23.5):	(119.35)	-

Total additions (deductions)	(682.86)	(938.82)

Net income (loss) under US GAAP*	4,144.20	2,546.77

Net income (loss) under US GAAP consists of:
Net income (loss) from continuing operations	4,144.20	2,470.09
Net income (loss) from discontinued operations(**)	-	76.68
Net income (loss) under US GAAP*	4,144.20	2,546.77

(*)	Net income under U.S. GAAP for the year ended 31/12/2004 has been restated as a consequence of the elimination of the effect of the inflation (see below the reconciliation of net income under U.S. GAAP as previously reported and net income as restated).

(**)	Net income from discontinued operations is presented net of minority interests. Net income from discontinued operations before minority interests totals €131.97 million.

     Additionally, movements in “Shareholders’ equity” under U.S. GAAP for the years ended December 31, 2004 and 2005 are as follows:

	Millions of Euros

	2005	2004

Shareholders’ equity under U.S.GAAP at January 1	15,872.86	16,888.02
Variations:
Net income for the year, under U.S. GAAP	4,144.20	2,546.77
Dividends	(2,372.25)	(1,924.17)
Treasury stock	(1,683.42)	(2,031.05)
Purchases and sales of minority interests	(22.66)	-
Other movements	(18.28)	-

Accumulated other comprehensive income (loss):
Unrealized gains (losses) on marketable securities, net of tax	(23.19)	77.84
Derivatives instruments and hedging activities, net of tax	85.22	(66.82)
Currency translation adjustments	3,239.48	382.27

Shareholders’ equity under U.S.GAAP at December 31	19,221.96	15,872.86

Shareholders’ rights and all dividend distributions are based on the financial statements as reported by Telefónica, S.A. for local Spanish statutory purposes.

The reconciliation of previously reported net income and shareholders’ equity under U.S. GAAP and net income and shareholders’ equity under U.S. GAAP restated by the effect of correction of inflation is as follows:

	Millions of Euros

	Shareholders’ equity	Net Income

	12/31/04	2004

U.S. GAAP as previously reported	16,314.59	2,578.01
Effect of inflation	(863.61)	(7.71)
Tax effect	158.65	0.39
Minority interest	263.23	(23.92)

Net effect	(441.73)	(31.24)

U.S. GAAP as restated	15,872.86	2,546.77

Under Spanish GAAP, our former primary GAAP, the monetary adjustment for inflation recorded in the foreign consolidated companies was admitted if such effect was required locally. Although U.S. GAAP defines which are the indicators that determine the existence of hyperinflation, until December 2004 the Company applied the SEC accommodation that allows foreign registrants not to eliminate inflation adjustments. This provision applies to all issuers who adjust price- level even if the currency of the primary economic environment is not hyperinflationary as defined under U.S. GAAP.

Upon adoption of IFRS, it has been concluded that the indicators set in IAS 29 Financial Reporting in Hyperinflationary Economies are not met and therefore the economies of our foreign subsidiaries cannot be considered as highly inflationary under IFRS (see Note 2.c). In addition to this, as stated in Note 2, the Company has made use of the exemption granted by IFRS 1 First-time Adoption of International Financial Reporting Standards and has not removed the inflation effects previously recorded under Spanish GAAP (our former primary GAAP) prior to the first application of IFRS, which relate to items of property, plant and equipment and intangible assets. Therefore, previously reported net income and shareholders’ equity under U.S. GAAP have been restated, in order to eliminate the effects of this exemption provided by IFRS and not permitted under US GAAP.

The basic EPS (Euros) if the adjustment for inflation had been recorded on January 1, 2004 would have been 0.50. This matter does not affect cash flows previously reported.

The differences between IFRS and U.S. GAAP as indicated in the tables above are explained in the following paragraphs, including related disclosures required under U.S. GAAP.

1) Minority interests

Under U.S. GAAP, shareholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent.

However, under IFRS equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

2) Capitalized interests costs

Under the allowed alternative treatment in accordance with IFRS, borrowing costs that are directly attributable to the acquisition or construction of qualifying assets are capitalized. For our reporting purposes, qualifying assets are those assets that necessarily require at least 18 months to get prepared for their intended use or sale.

Under U.S. GAAP (SFAS 34, “Capitalization of interest”), interests costs incurred during periods in which an asset is under construction prior to its use, sale or lease, are capitalized, regardless of the length of its construction period, and are amortized over the expected life of such assets. The amount of capitalized interest related to equity investees is included in the reconciliation table under the line item “Adjustment related to U.S. GAAP equity investees”.

3) Development costs

Under IFRS the costs incurred during the development phase are capitalized when the technical and economic feasibility of a project can be demonstrated, and further prescribed conditions are satisfied. Such costs are amortized on a straight-line basis over the estimated useful life of the internally generated intangible asset. If the required criteria are not met, development costs are expensed as incurred.

Under U.S. GAAP, with the exception of some software development costs, all development costs must be expensed as incurred in accordance with SFAS 2, “Accounting for research and development costs”.

4) Recognition of revenues and expenses

Under U.S. GAAP, the application of EITF 00-21 was accounted for as a change in accounting principle. Therefore, the cumulative effect of this change as of January 1, 2004, amounting to €38.87 million, was recorded in the 2004 income statement. However, under IFRS, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the mentioned effect was accounted for in equity as of January 1, 2004. As a consequence, there is an adjustment between U.S. GAAP and IFRS in net income for the year ended 2004, whereas shareholders’ equity as of December 2004 is the same both under IFRS and under U.S. GAAP.

The main criteria for recognition of revenues and expenses under IFRS and U.S. GAAP by each major business segment are set forth below:

Telefónica Móviles

The Group enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Group’s wireless contracts. Generally, the customer is charged the following fees under these contracts:

a)	A nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself.

b)	A monthly fee for use of the Group’s wireless networks.

c)	Service fees consisting of an initial fee for establishing the call plus fees based on the airtime used by the caller, the destination of the call and the service provided.

d)	An additional monthly fee or fee based on usage of airtime for added value services, such as short messages services and data services as incurred.

The Group recognizes revenues related to the monthly network fees in the month in which the wireless service is provided to the customer. The Group recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed. The Group charges roaming per minute fees to other wireless companies for the use of its network by their customers.

Some arrangements entered into by the Group include offers to customers for free or discounted products or services that will be delivered at a future date if the customer completes a specified cumulative level of revenue transactions. These arrangements are considered by the Group in the same way under both IFRS and U.S. GAAP, and are subject to the appropriate provisions when entered into.

Our revenue and expense recognition policies for U.S. GAAP reporting purposes changed as from January 1, 2004, when we adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21).

Accounting for revenues and expenses under US GAAP until December 31, 2003

For U.S. GAAP purposes, until December 31, 2003, in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), the Company deferred revenues from obtaining new customers over the expected period that the customers would use the services, as it had historical experience indicating that new customers generally extended their contracts beyond one year. The related cost associated with obtaining new customers was also deferred and amortized over the same period as the related revenues were being recognized. As of December 31, 2003 this represented the only difference with Spanish Gaap (our former primary Gaap), since under Spanish Gaap such costs were expensed as incurred.

Where the customer acquisition costs incurred exceeded the deferred revenues, the excess costs were deferred and amortized over the minimum enforceable contract period, since based on historical experience the Company concluded that it was probable that the revenues less any direct costs, that is, the net margin, relating to the total telecommunications service arrangements would exceed the costs deferred during the minimum enforceable contract term.

The minimum enforceable contract period is the period in which the customer is required to use our wireless communications services (generally, one year). Should the customer decide to terminate the agreement before the end of such period, the customer is committed to pay any amounts due under the minimum enforceable contractual period. Moreover, amounts paid by customers in advance for services are non-refundable.

The Company determines the expected average term of the subscriber relationship based on its past statistical history as an operator providing wireless services, considering metrics such as the churn rate of subscribers and future projections of such churn rate.

Accounting for revenues and expenses under US GAAP after December 31, 2003

We adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21) for multiple-element revenue arrangements as of January 1, 2004.

EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated to the different deliverables identified, based on their relative fair values (i.e., the fair value of each individual component deliverables in relation to the total fair value of the bundled deliverables).

Very often handsets are sold to customers in a bundled package. As the handsets and the airtime are price-sensitive and volatile in a competitive marketplace, the determination of fair values in the mobile phone business is quite complex.

Upon customer activation, the arrangement consideration received for such packages is allocated to each unit of accounting based on their relative fair values. As non-refundable, up-front connection fees charged do not meet the criteria of separate units of accounting, the additional arrangement consideration received from such fees is allocated to the other delivered item(s) limited to the amount that is not contingent upon the delivery of additional undelivered items. Any proceeds from connection fees or up-front fees that is not allocated to the delivered handsets is deferred upon connection and recognized as service revenue over the expected customer relationship period.

Change in revenue accounting model and cost deferral under U.S. GAAP upon application of EITF 00-21 as of January 1, 2004

In EITF 00-21 the Task Force agreed not to provide guidance on accounting for direct costs and expenses related to an arrangement with multiple deliverables due to the broad, general nature of the issue.

Upon application of EITF 00-21 the deferral of customer acquisition costs would create a mixed accounting model. That is, in some circumstances the entire amount of costs would be eligible for deferral and, in other circumstances, the amount eligible for deferral would be limited to an insignificant amount or nil. By adopting an accounting policy whereby all of these costs are expensed when incurred, all customer acquisitions costs are accounted for consistently.

For the reasons described below, we believe this accounting treatment is preferable:

  We understand that a change from one generally accepted method of accounting (as it was the SAB 101 revenue and cost deferral accounting policy used until December 31, 2003) to another generally accepted method of accounting is preferable when such change eliminates inconsistencies such as those created by a “mixed model” of accounting.

  Additionally, when we originally adopted our accounting policy with respect to customer acquisition costs, a significant portion of the Company’s sales had contractually enforceable minimum contract periods. Thus, a significant portion of customer acquisition costs met the criteria for deferral. The SAB 101 adjustment only considered those contracts that met the criteria for deferral. Over the past few years the Company’s mix of business has changed due to growth in Latin American regions and an increase in competition. Sales of prepaid phone cards currently comprise a significant portion of the Company’s sales and the total number of contracts that the Company sells with a contractually enforceable minimum contract period has declined. The Company expects these trends to continue in the foreseeable future. As a result of this change in business, the amount of customer acquisition costs that are eligible for deferral has decreased over the last years and the amount is currently considered to be immaterial.

  According to the Company’s accounting policy under IFRS, customer acquisition costs are expensed when incurred. Therefore, the adoption of a similar accounting policy under U.S. GAAP has eliminated one of the reconciling items between IFRS and U.S. GAAP.

Telefónica de España and Latinoamérica

Revenue for all wire line services is recognized when the service is provided. Revenue from wire line services consists of line rental charges, service charges based on the length of each type of calls, network services, including interconnection and leasing high capacity lines, maintenance charges and charges for other services to customers. Revenues from public telephone tokens and prepaid cards sales are recorded upon the usage of minutes, as well as the related costs. Charges to customers for domestic and long-distance calls are based on time, distance and use of services.

Revenues from wire line services also include initial connection fees, which under both IFRS and U.S. GAAP, are deferred over the average length of the customer relationship, and direct inherent costs other than those related to extension of the network, as well as other costs such as commercial and administrative, are expensed when incurred.

As mentioned above, the Group adopted the provisions of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables for multiple element arrangements as from January 1, 2004. Where the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values, with revenue for each component deliverable recognized when it is realized and earned.

For sales of certain equipment bundled with telecommunication services, mainly related to our Internet and data services, including connectivity services, the arrangement consideration is allocated to each unit of accounting based on their relative fair values. As initial connection fees charged do not meet the criteria of a separate unit of accounting, any additional arrangement consideration received from such fees is allocated to the other delivered item(s) or services limited to the amount that is not contingent upon the delivery of additional undelivered items. Any initial connection fee not allocated to the delivered equipment and services is deferred upon connection and recognized as service revenue over the estimated average length of the subscription.

Those transactions that are comprised of only one unit of accounting and include a non-refundable fee are deferred over the average expected length of the subscription, which may vary depending on the type of services rendered (STB, RDSI and ADSL).

As described above, until December 31, 2003, costs related to activation up to the amount of connection revenues were deferred over the same period as the related revenues were being recognized, and any cost in excess of the connection revenues was directly expensed. Upon application of EITF 00-21, the Group changed its accounting policy under U.S. GAAP for activation related costs, by adopting an accounting policy whereby all of these costs are expensed when incurred. Such change has had an irrelevant impact in our consolidated financial position or results of operations under U.S. GAAP.

Terra1

Revenues from the sale of advertising are obtained through short-term contracts and payments made by business partners for long-term prominent placing and advertising space on our subsidiaries’ websites. Under such contracts, these subsidiaries guarantee a fixed or a variable price for a certain number of page impressions (accesses to Internet pages which show advertising) or user referrals to other Internet sites. Revenues on advertising contracts are recognized, under both IFRS and U.S. GAAP, as services are performed over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period in which the collection of the resulting receivables is probable. Company obligations typically include guarantees of minimum number of impressions or times that an advertisement appears in pages viewed by users of the Company subsidiaries’ websites.

1 Only for 2004, during 2005 these operations have been provided by Telefónica.

Revenues from providing connection services consist of the portion of the interconnection fees due to the Company. These revenues are recognized when the services are performed. The revenues from providing Internet access are recorded, under both IFRS and U.S. GAAP, at their gross amount when the Company acts as principal in the transaction and carries the risk of loss for the collection. When such criteria are not met only a commission is recorded as revenue from providing Internet access.

Revenues from electronic commerce are derived principally from slotting fees paid for selective positioning and promotion within our subsidiaries’ suite of products as well as from royalties from the sale of goods and services in our subsidiaries’ websites. Under both IFRS and U.S. GAAP, electronic commerce revenues are generally recognized upon delivery, provided that there are no substantial commitments remaining on the part of the Company and the collection of the resulting receivable is probable. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Electronic commerce revenues are recognized gross when the Company acts as principal in the transaction, whereas they are recorded net when it acts as an agent in the transaction.

The adoption of the provisions of EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables for multiple element arrangements outstanding in January 1, 2004 did not have any material impact in our net income under U.S. GAAP.

5) Amortization method of licenses

Under both our former primary GAAP (Spanish GAAP) and U.S. GAAP the Company amortized its licenses based on the estimated revenue pattern over the license period. As explained in Note 4.d “Intangible assets” and in Note 2 “Basis of presentation of the consolidated financial statements” (under paragraph “Goodwill and other fair value adjustments made in business combinations”), upon transition to IFRS, licenses are amortized on a straight-line basis over their useful lives. The accumulated effect of this change as of January 1, 2004 was accounted for in equity in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards. For U.S. GAAP reporting purposes, the Company has applied this same method of amortization to both new and previously recorded licenses, from January 1, 2005. This change in accounting policy has required an adjustment in net income for the cumulative effect of the change, as determined under APB 20. As a consequence, there is a difference between U.S. GAAP and IFRS in net income for the years ended December 31, 2004 and 2005. Shareholders’ equity as of December 31, 2005 is the same under both IFRS and U.S. GAAP.

We consider that the straight-line method of amortization is preferable, due to the following reasons:

  It is consistent with the amortization method that we are applying under IFRS.

  Currently almost all the main telecom operators use the straight-line method of amortization for their licenses. We consider that a change from one method of amortization to another is justified as preferable given that the new method is more prevalent in the industry in which we operate.

On a pro-forma basis, had the straight-line amortization method been adopted at the beginning of the earliest period presented, the effect in the Group’s net income for 2004 under U.S. GAAP would have been negative in €30.74 million (the effect in basic and diluted earnings per share would have been negative in 0.01).

6) Reversal of net effect of revaluation of fixed assets and related accumulated depreciation

Some property, plant and equipment items in Spain were restated as of December 31, 1996 pursuant to local regulations that were accepted for the purposes of our former primary GAAP (Spanish GAAP). As described in Note 2.c, the Company has used the exemption granted by IFRS 1 First-time Adoption of International Financial Reporting Standards and has not removed such restatement for IFRS purposes, using the previous GAAP revalued amounts as deemed cost as of January 1, 2004. Such restatements (revaluation adjustments) are not permitted under U.S. GAAP. The amounts shown in the reconciliation tables above include a reduction in shareholders’ equity to eliminate these restatements and an increase in net income for the year resulting from the recalculation of the period depreciation on a historical cost basis.

7) Business combinations, goodwill and intangible assets.

The main differences between IFRS and U.S. GAAP arise because IFRS 1 First-time adoption of International Financial Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. This means that the accumulated differences that existed between Spanish GAAP and U.S. GAAP in the amount of goodwill as of that date are generally carried forward in the reconciliation from IFRS to U.S. GAAP.

Under IFRS, goodwill and certain intangible assets are not amortized since January 1, 2004. Under U.S. GAAP, in accordance with SFAS 142 “Goodwill and other intangible assets”, goodwill and certain intangible assets deemed to have indefinite useful lives are not amortized since January 1, 2002, but are instead subject to periodic impairment testing under a fair value approach. Prior to the adoption of IFRS, under Spanish GAAP, goodwill and all intangible assets were amortized over a period up to 20 years.

For IFRS purposes, the Spanish GAAP balance of goodwill as of January 1, 2004 was considered as its deemed cost, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards. This consideration results in a difference in shareholders’ equity under U.S. GAAP, which corresponds to the 2002 and 2003 amortization of goodwill that was recorded for Spanish GAAP purposes (former primary GAAP) and was maintained upon adoption of IFRS.

In the fourth quarter of 2004 and 2005, impairment tests were performed for all the reporting units as required by SFAS 142. The results of the first step tests indicated that the carrying value of the reporting units and its assigned goodwill under U.S. GAAP did not exceed their estimated fair value. Similarly, IAS 36 Impairment of Assets requires goodwill and intangible assets with indefinite useful lives to be tested for impairment annually by comparing the carrying amount with the recoverable amount, irrespective of whether there is an indication that it may be impaired.

Under U.S. GAAP, after a business combination accounted for by the purchase method, the amount allocated to the assets acquired and liabilities assumed at the acquisition date (including goodwill or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, “Goodwill and Other Intangible Assets”) are translated at the closing exchange rate at the date of the balance sheet, in conformity with the requirements of SFAS No. 52, “Foreign Currency Translation”. This translation procedure is also required by IFRS.

Details of the main differences arising in goodwill between IFRS and U.S. GAAP are described below.

Acquisitions

According to U.S. GAAP, when equity securities (including any warrants, rights or options) are issued as consideration in business combinations, their fair value should be based on current market prices in order to determine the purchase price.

Up to December 31, 2000, the Group performed the exchange of minority shareholders’ shares of various entities. Under our former primary GAAP (Spanish GAAP), these transactions were accounted for under the pooling of interests method and the purchase price was measured at the issue price of Telefónica’s shares, which was very close to the net shareholders’ equity of the acquired companies. Under U.S. GAAP, these acquisitions were recorded in accordance with the purchase method, and the purchase price was calculated based on the market value of the shares issued for each acquisition.

Under IFRS the requirements to account for business combinations subsequent to January 1, 2004 are similar to those required by U.S. GAAP.

2001

In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange for 122,560,575 new Telefónica, S.A.’s ordinary shares of €1 par value each and an additional paid-in capital of €4.5 per share, transferring these interests to Telefónica

Móviles, S.A. through an exchange of shares on July 5, 2001. Under our former primary GAAP (Spanish GAAP), goodwill amounting to €371.25 million was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. The resulting amount of goodwill has remained unchanged under IFRS, since business combinations that occurred prior to January 1, 2004 have not been restated. For U.S. GAAP purposes, the resulting goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill, including the effect of translation at the closing rate at the date of each balance sheet presented.

2002

On July 22, 2002, Telefónica Móviles, S.A. carried out a capital increase for a total amount (par value plus additional paid-in capital) of €27.66 million. Mesotel subscribed and paid in full the 14,557,046 new shares of €0.5 par value each and additional paid-in capital of €1.4 per share, through the contribution of its shares in the following companies: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Under our former primary GAAP (Spanish GAAP), goodwill amounting to €14.18 million was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. The resulting amount of goodwill has remained unchanged under IFRS, since business combinations that occurred prior to January 1, 2004 have not been restated. For U.S. GAAP purposes, the determination of goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill including the effect of translation at the closing exchange rate as at the date of each balance sheet presented.

2004

On March 5, 2004, Telefónica Móviles, S.A. reached an agreement with BellSouth Corporation (“BellSouth”) for the acquisition of all the holdings owned by latter in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, whereby it became the only cellular operator in all the key Latin American markets.

The effective transfer of the shares of these companies was conditional upon the obtainment of the required regulatory authorizations in each country and on the acceptance of the offers by the minority stockholders. The shares were effectively transferred in the last quarter of 2004. BellSouth’s holdings in Ecuador, Guatemala and Panama were transferred on October 14, 2004, and its holdings in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. Lastly, its holdings in Chile and Argentina were transferred on January 7 and 11, 2005.

The consolidated statements of income include the revenues and expenses of the companies from the date on which the related holding was acquired, or the company was formed, through year-end. Therefore, the revenues and expenses relating to the companies acquired from BellSouth on October 2004 are referred to two months of operations.

There are no research and development assets acquired in these companies. There are no contingent considerations in connection with the mentioned acquisitions.

The value assigned to each transaction and the acquisition cost for Telefónica Móviles under IFRS is described in Appendix II, paragraph “Telefónica Móviles Group”.

As of December 2004, the cost allocation was made on the basis of the preliminary conclusions drawn from the valuation performed by independent appraisers. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired has been completed at the end of 2005, the amount of goodwill recorded has been modified, in the form of reclassifications to other balance sheet captions. Such reclassifications are not material.

The unaudited proforma information required by SFAS 142 is disclosed in section “Additional Disclosures” below.

Goodwill and intangible asset impairments

As required by SFAS 142, impairment tests were performed for all the reporting units in the fourth quarter of 2004 and 2005. The results of the first step tests did not indicate that the carrying value of the reporting units and their goodwill assigned under U.S. GAAP exceeded their estimated fair value as of those dates. The fair value of the reporting units and the related implied fair value of their respective goodwill is established using a discounted cash flows approach. As appropriate, comparative market multiples are used to corroborate the results of the fair value derived from the discounted cash flows method.

IAS 36 Impairment of Assets, requires goodwill to be tested for impairment based on the recoverable amount of the cash-generating units to which goodwill has been allocated. The recoverable amount of a cash-generating unit is the higher of its fair value less cost to sell and its value in use. The results of the impairment test performed in 2004 and 2005 for IFRS reporting purposes indicated that the carrying value of the cash-generating units and their goodwill assigned did not exceed their estimated recoverable amount as of those dates.

Additionally, in accordance with IAS 36 Impairment of Assets, and SFAS No. 142, “Goodwill and Other Intangible Assets”, both under IFRS and U.S. GAAP, intangible assets deemed to have indefinite lives are not amortized, but instead are subject to periodic impairment testing. The Group does not have material intangible assets with indefinite useful lives.

Upon application of SFAS 142 on January 1, 2002, the Group classified under U.S. GAAP an amount of €185 million as intangible assets, which were previously included in goodwill. Such intangible asset consisted of a contract to perform narrowband access, port, and DSL Backhaul services, which arose in the purchase of Telefónica Deutschland (former Mediaways) and Telefónica UK. During the first half of 2002 the terms of this contract were renegotiated resulting in lower margins for the company. Consequently, the impairment analysis performed as of December 31, 2002, in accordance with SFAS 144, revealed the need to write off this intangible asset by €107 million. Additional SFAS 144 disclosures can be found in the “Additional Disclosures Required under U. S. GAAP” Section of this Note.

In addition to this, under U.S. GAAP, intangible assets for Telefónica UK were impaired in December 31, 2004 for an amount of €109.5 million since the Company completely ceased its operations. Under IFRS, these intangible assets were also impaired in 2004. Such assets were classified as goodwill under our former primary GAAP. This classification remained unchanged upon first application of IFRS, in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards.

Impact of foreign currency translation adjustment upon disposal of assets

Under U.S. GAAP, (SFAS 52 “Foreign Currency Translation”), foreign currency translation differences are not recycled from shareholders’ equity to net income until the sale or substantially complete liquidation of the related investment. This requirement is similar under IFRS. However, as permitted by IFRS 1 First-time Adoption of International Financial Reporting Standards, Telefónica has elected to reset to zero the cumulative translation differences for all its foreign investments at the transition date (January 1, 2004). Such reclassification within reserves recorded at the date of transition to IFRS, has produced a difference in the gain on the sale of Lycos in 2004. Accordingly, any future disposals of foreign investments acquired before January 1, 2004, will result under U.S. GAAP in a gain or loss different in amount, since the gain or loss on disposal for IFRS purposes shall exclude the translation differences arisen before the date of transition to IFRS and shall include later translation differences, whereas the gain or loss on disposal for U.S. GAAP purposes shall comprise the cumulative translation difference.

Under IFRS, the investment in Lycos, disposed of in 2004, meets the definition of a discontinued operation, being subject to specific classification and presentation requirements. Similarly, under U.S. GAAP, Lycos Inc. is considered to be a “component of an entity”, as defined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which was eliminated from the ongoing operations of the Group as a result of the sale transaction, having no continuing involvement in its operations after the sale.

Earn outs

Under IFRS, if a business combination agreement provides for an adjustment to the consideration of the combination contingent on maintaining or achieving specified earnings levels in future periods, the estimated amount of such adjustment is recorded at the acquisition date as a liability (either as current or non current), and future changes in estimations are treated as an adjustment to the cost of the combination, that is, adjusting the amount of the respective liability and goodwill.

Under U.S. GAAP, EITF 95-8 requires that earn-out arrangements, such as those entered into by Endemol, be accounted for in net income as additional compensation, rather than additional goodwill, when they refer to future services. Accordingly, under U.S. GAAP, an additional compensation expense amounting to €70.27 million and €62.76 million is recorded for the years ended December 31, 2005 and 2004, respectively.

The disclosure in 2005 and 2004 goodwill, under U.S. GAAP, in fully consolidated companies were as follows:

	12-31-2005	12-31-2004

Telefónica Móviles	5,236.52	3,421.05
Telefónica Latinoamerica	6,012.20	4,703.79
Telefónica Contenidos	986.73	1,200.09
Cesky Telecom.	1,404.64	-
Other business lines	560.12	667.28

Total	14,200.21	9,992.21

The main variations in 2005 with respect 2004 relate to the incorporation of Cesky Telecom and the Telefónica Móviles subsidiaries (Bellsouth Argentina and Bellsouth Chile) and the effect of exchange differences.

8) Adjustments related to U.S. GAAP equity investees

This reconciling item reflects the U.S. GAAP adjustments related to companies consolidated by the equity method under U.S. GAAP, mainly Brasilcel N.V. and Sogecable, S.A..

The main impacts in the reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2005 and 2004, and net income for the years ended December 31, 2005 and 2004, are as follows:

	12-31-2005	12-31-2004

Capitalized interests costs	33.35	14.57
Business combinations	1,135.19	892.94
Amortization of licenses	-	67.00
Others	(6.07)	(35.88)
Tax effect on the above adjustments	(13.74)	(6.47)
Effect of minority interests on the above adjustments	(94.04)	(75.09)

Total effect in shareholders’ equity	1,054.69	857.07

	2005	2004

Capitalized interests costs	13.61	4.42
Amortization of licenses	-	28.24
Others	28.53	1.37
Tax effect on the above adjustments	(5.02)	(11.91)
Effect of minority interests on the above adjustments	(0.66)	(1.66)
Cumulative effect of change in accounting principle:
Change in amortization method of licenses	(62.25)	-

Total effect in net income	(25.79)	20.46

9) Effect of inflation upon adoption of IFRS

According to IAS 29 Financial reporting in hyperinflationary economies, the financial statements of an entity whose currency is the currency of a hyperinflationary economy shall be restated in terms of the measuring unit current at the balance sheet date. Hyperinflation is deemed to exist when certain indicators are present. For the purposes of our former primary GAAP (Spanish GAAP), price-level adjustments were accepted if the subsidiary operated in a country where the price-level adjustment was mandatory. As described in Note 2, the Company has used the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, and has not removed the cumulative effect of inflation recorded prior to first application of IFRS, relating to items of property, plant and equipment and intangible assets. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment and intangible assets as of the transition date. After the adoption of IFRS our foreign subsidiaries’ financial statements are no longer restated to include price-level adjustments. Under U.S. GAAP price-level adjustments are not permitted. The amounts shown in the reconciliation tables above include a difference in shareholders’ equity to eliminate the cumulative effect of inflation that has not been removed upon adoption of IFRS (inflation as at January 1, 2004 related to non-current assets), and an increase in net income for the year, resulting from the recalculation of the period depreciation on a historical cost basis.

In prior years’ Form 20-F the effect of inflation included in the primary financial statements prepared in accordance with Spanish GAAP was not considered in the reconciliation of shareholders’ equity and net income from Spanish GAAP to U.S. GAAP, as permitted by Item 17 (c)(2)(iv)(A).

10) Derivatives

As described in Note 4(v), in accordance with IAS 39 Financial Instruments: Recognition and Measurement, IFRS requires all derivates, including certain derivative instruments embedded in other contracts and derivatives used for hedging activities, to be recorded at fair value. The accounting treatment for gains and losses resulting from changes in fair value depends on whether or not the derivative meets the definition of a hedging instrument and, if so, on the nature of the hedging relationship.

For U.S. GAAP purposes, SFAS No. 133 establishes similar criteria to account for derivates, including embedded derivatives, and derivative instruments used for hedging activities.

The main differences between IFRS and U.S. GAAP included in the reconciliation tables above relate to the following:

a)	Designation of hedging relationship – For IFRS purposes, certain derivatives were formally designated as hedging instruments upon adoption of IFRS, as of January 1, 2004, as permitted by IFRS 1 First-time Adoption of International Financial Reporting Standards. However, under U.S. GAAP, such derivatives do not qualify for hedge accounting, since they were not designated and documented as hedging instruments at the inception of the hedging relationship.

b)	Net investment hedge – Under U.S. GAAP during 2004 we designated certain financial instruments as hedging instruments under a net investment hedging strategy in relation to our Peruvian investments. Upon first application of IFRS, we decided not to designate such financial instruments as hedging instruments in a net investment hedge. As of January 1, 2005 we discontinued prospectively the hedge accounting for U.S. GAAP purposes, as we decided to revoke the designation of those financial instruments as hedging instruments in the net investment hedge strategy related to our Peruvian investments.

c)	Financial instruments issued to repurchase our own shares – Under IFRS certain financial instruments issued to repurchase our own shares are recorded as liabilities considering their exercise price and the present value of the amount to be paid at settlement. Under U.S. GAAP, such financial instruments are considered a freestanding derivative and are measured at fair value with changes in fair value recognized in profit or loss.

11) Pension and post-retirement benefits

The Group has elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS against shareholders’ equity as permitted by IFRS 1 First-time Adoption of International Financial Reporting Standards. Some of these cumulative actuarial gains and losses recorded for IFRS purposes are referred to prior service costs related to plan amendments, which U.S. GAAP require to be deferred over the future service period of active employees. Accordingly, we have considered such difference as a reconciliation item in shareholders’ equity and net income from IFRS to U.S. GAAP for the years presented.

12) Temporary impairments

In 1999, the Group analyzed the impact at Telefónica de España of the new measures on the recoverability of the carrying value of part of its property, plant and equipment, using a discounted cash-flows approach. As a result of this, under our former primary GAAP (Spanish GAAP), the Company recorded a provision of €1,322.56 million with a charge to extraordinary expenses. In subsequent years, due to new conditions and circumstances, such allowance was remeasured and reversed in 2002 and 2001, as the impairment was considered temporary under Spanish GAAP. As described above, upon adoption of IFRS, the previous GAAP carrying amounts of such property, plant and equipment items was considered to be the deemed cost as of January 1, 2004

Under U.S. GAAP, however, this impairment was considered permanent, and therefore non-reversible. The difference in shareholders’ equity and net income in 2004 and 2005 is due to the depreciation charges related to the mentioned property plan and equipment that are reversed for U.S. GAAP purposes.

13) Sale and leaseback involving real estate

During 2003 certain administrative buildings were sold to, and leased back from, a third party, which was not a Special Purpose Entity (SPE), as defined by U.S. GAAP.

Under IFRS, if the sale and leaseback transaction results in an operating lease, the gain or loss on the sale of the asset should be recognised immediately, provided that the sale is made at fair value. Additionally, if at the time of a sale and leaseback transaction the asset's carrying amount exceeds its fair value, such excess is recognised as an impairment loss. Sale-leaseback transactions involving real estate should be accounted for in the same manner as other sale-leaseback transactions.

Under U.S. GAAP, because the seller has leased back more than a minor portion of the asset, only the gain on the sale in excess of the present value of the minimum lease payments is recognized at the date of the sale. The remaining gain is deferred and amortized on a straight-line basis over the lease term, as the leaseback has been classified as an operating lease.

14) Recognition of tax credits in period initially awarded and corporate income taxes

Under IFRS a deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax assets and liabilities are classified as non-current in the consolidated balance sheet.

Under U.S. GAAP an entity shall recognize all deferred tax liabilities or deferred tax assets for all temporary differences, operating losses and tax credit carryforwards, even if the transaction does not affect the accounting profit or taxable profit (tax loss), except for temporary differences that arise from initial recognition of goodwill. Furthermore, any deferred tax assets recorded should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In addition, U.S. GAAP requires classification of deferred tax liabilities and deferred tax assets as current or non-current based on the classification of the related asset or liability for financial reporting.

Except for the income tax effects of the U.S. GAAP adjustments recorded in our reconciliation to U.S. GAAP, when applicable, and the balance sheet classification difference, there are no significant differences between IFRS and U.S. GAAP for tax matters for 2005 and 2004. The amount of deferred tax assets and deferred tax liabilities that would be classified as current under U.S. GAAP is not significant for any of the years presented.

An analysis of the differences generated and the amounts recognized in net income for the year ended December 31, 2004 and 2005 under U.S. GAAP is presented below:

	Millions of Euros

	2005		2004

	Tax Asset	Valuation Allowance	Tax Asset	Valuation Allowance

Prior year losses and temporary differences	2,371.20	(2,371.20)	3,774.67	(3,774.67)
Deductions (*)	89.63	(89.63)	222.16	(222.16)

Total	2,460.83	(2,460.83)	3,996.83	(3,996.83)

(*) In July 15, 2004 there has been a European Court Decision that indicated that Spanish tax credits for export activities could be viewed as an illegal state government aid, which could restrict its future utilization. In addition, the European Community has asked Spain for additional information regarding such credits in order to reach a definitive conclusion of its usage. Therefore, given such evidence and indications, the Company has decided to record a valuation allowance in December 31, 2004 for such tax credits since it considered that it is more likely than not that some portion or all of such credits would not be realized. The difference in net income under U.S. GAAP amounting to €199.15 million corresponds to the valuation allowance performed under U.S. GAAP for the year ended 2004. As a consequence at December 31, 2004 the shareholders equity under both GAAP is the same

Additional Disclosures Required Under U.S. GAAP

1) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from such estimates.

2) Changes in accounting principles

As indicated in Note 25.4 of our Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on April 15, 2005, and in Note 23.4 above, Telefónica, S.A. adopted EITF 00-21 effective on January 1, 2004, which supposed a change in our accounting policy related with revenue recognition for U.S. GAAP purposes. As described in Note 2 “Basis of presentation of the financial statements” in paragraph “revenue recognition”, upon adoption of IFRS, the cumulative effect of this change as of January 1, 2004 was recognized in shareholders’ equity, in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

As indicated in Note 23.5, effective on January 1, 2005 Telefónica, S.A. adopted a change in the amortization method for its licenses, which involved a change in accounting principles, in accordance with U.S. GAAP (APB 20, Accounting changes). The cumulative effect of the change is reflected in the current year’s income statement (€119.35 million, net of tax and minority interests).

The basic and diluted earnings per share computed on the change in the accounting principle are as follows:

	Euros per Share (except per share data)

	2005	2004

Income (loss) per share before cumulative effect of changes in accounting
principles	0.88	0.52
Cumulative effect of changes in accounting principles	(0.02)	(0.01)
Basic net income (loss) per share	0.85	0.51

Income (loss) per share before cumulative effect of changes in accounting
principles assuming Dilution	0.88	0.52
Cumulative effect of changes in accounting principles	(0.02)	(0.01)
Diluted net income (loss) per share	0.85	0.51

Basic net income (loss) per share from Continuing operations	0.85	0.50
Diluted net income (loss) per share from Continuing operations	0.85	0.50
Basic net income (loss) per share from Discontinued operations		0.02
Diluted net income (loss) per share from Discontinued operations		0.02

Basic income (loss) per ADS (*) before cumulative effect of changes in
accounting principles.	2.63	1.56
Cumulative effect of changes in accounting principles	(0.07)	(0.02)
Basic net income per ADS (*)	2.55	1.53

Diluted net income (loss) per ADS (*) before cumulative effect of changes in
accounting principles.	2.63	1.56
Cumulative effect of changes in accounting principles	(0.07)	(0.02)
Diluted net income (loss) per ADS (*)	2.55	1.53

Basic net income (loss) per ADS (*) from Continuing operations	2.55	1.49
Diluted net income (loss) per ADS (*) from Continuing operations	2.55	1.49
Basic net income (loss) per ADS (*) from Discontinued operations		0.05
Diluted net income (loss) per ADS (*) from Discontinued operations		0.05

(*) Each ADS represents three ordinary shares of Telefónica, S.A.

Weighted average number of basic shares (thousands)	4,870,852	4,987,751
Weighted average number of diluted shares (thousands)	4,871,707	4,988,033

Basic net income (loss) per share was calculated based on net income (loss) in each year divided by the weighted average number of shares outstanding for the relevant period.

Diluted net income (loss) per share was calculated based on net income (loss) in each year divided by the weighted average number of shares outstanding for the relevant period considering the future or current events that may change the number of shares, unless those potential common shares result in an anti-dilutive per-share effect.

3) Stock option plans

Under IFRS, the Company has accounted for stock-based awards to employees as described in Notes 2 “Basis of presentation of the financial statements” and Note 4.t. IFRS 2 Share-based Payments is applied to compensation schemes linked to the share price granted after November 7, 2002.

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

The status of the Company’s stock option plans as of December 31, 2005 and 2004 is explained in Note 19.

Under IFRS, the share option plans related to Terra Networks, S.A., “EN-SOP Program”, Endemol N.V. long-term incentives scheme granted to Endemol’s employees, were accounted for at fair value. The difference with respect to U.S. GAAP would not be significant and therefore it has not been considered in the reconciliation of shareholders’ equity and net income.

For the remaining share option plans (MOS), had compensation expense for options granted under the stock option plan currently in place been determined based on fair value at each of the period closing dates in accordance with SFAS No. 123, the Company’s charge in net income for the years ended December 31, 2004 and 2005 or in the basic earnings per share ratio for such periods would have been insignificant.

4) Consolidation method

Brasilcel:

For IFRS purposes, the financial statements of Brasilcel, N.V. and its dependent companies have been consolidated under the proportional integration method in 2004 and 2005. However, according to U.S. GAAP, Telefónica, S.A. should account for these investments under the equity method.

The following summarizes the effect on the balance sheet at December 31, 2004 and 2005, and on the statements of operations and cash flows for the years ended December 31, 2004 and 2005, of reversing the proportional consolidation of these investments and accounting for them under the equity method in accordance with U.S. GAAP:

	Millions of Euros

Condensed balance sheets	12/31/2005	12/31/2004

Intangible assets	(1,379.84)	(1,036.66)
Property, plant and equipment	(1,202.13)	(890.65)
Investments in associated companies	2,036.52	1,644.75
Other financial investments	(866.33)	(706.99)
Current assets	(1,242.02)	(948.36)

Total Assets	(2,653.8)	(1,937.91)
Minority interests	(492.64)	(279.36)
Long-term liabilities	(1,028.99)	(502.10)
Current liabilities	(1,132.17)	(1,156.45)

Total Liabilities	(2,653.8)	(1,937.91)

	Millions of Euros

	12/31/2005	12/31/2004

Net revenues from operations	(1,889.35)	(1,502.32)
Other revenues	(65.92)	(48.51)
Operating Expenses:	1,857.98	1,353.16
Services and goods purchased	554.43	482.14
External services and local taxes	606.21	423.00
Personnel expenses	113.42	90.31
Other operating expenses	184.70	64.33
Depreciation and amortization	399.22	293.38

	(97.29)	(197.67)
Loss of associates accounted under equity method	(89.39)	(22.83)
Financial expense	329.60	272.53
Financial income	(178.33)	(145.52)

Profit before tax	(35.41)	(93.49)
Corporate income tax	36.61	50.38

Income before minority interests	1.2	(43.11)
Share attributable to minority interests	(1.2)	43.11

Income	-	-

Condensed statements of cash flow	Millions of Euros

	12/31/2005	12/31/2004

Net cash provided by operating activities	(247.70)	(144.05)
Net cash used in investing activities	301.27	435.65
Net cash used in financing activities	(368.86)	(303.39)

Net change in cash and cash equivalents	(315.29)	(11.79)

Cash and cash equivalents at beginning of year	(27.54)	(15.75)

Cash and cash equivalents at year-end	(342.83)	(27.54)

During 2004 and 2005 no dividends have been distributed by Brasilcel.

5) Disclosure about fair value of financial instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value of its financial instruments as of December 31, 2005 and 2004. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

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

c. Long-term financial investments

The fair value of certain investments is estimated based on listed market prices for those or similar investments. For investments for which there are no market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. In view of the limited volume of these investments considered individually, the cost of their valuation based on an estimate of future cash flows discounted at market interest rates for investments of this type would be disproportionate with respect to the additional information to be gained. The Company’s management considers that the difference between the book value and the fair value is not material.

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

Options: the fair value is calculated as the amount that the Company would receive or pay to terminate such contracts.

The estimated fair values and carrying values under IFRS, as of December 31, 2005 and 2004 of the financial instruments are as follows:

	Millions of Euros

	Balance at 12/31/05		Balance at 12/31/04

	Carrying Value	Fair Value	Carrying Value	Fair Value

Assets:
Cash and cash equivalents:
Short term financial investments	1,517.76	1,517.76	2,556.61	2,288.35
Cash	2,213,21	2,213,21	914.35	855.02
Long-term financial investments for which it is:
Practicable to estimate fair value	4,695.82	5,336.64	3,074.19	2,909.96
Not practicable	634.13	634.13	652.44	566.47
Current assets	9,897.79	9,897.79	7,653.43	7,809.06
Liabilities:
Short-term payables	21,888.87	19,777.07	19,993.80	16,647.98
Bonds and debentures	11,387.86	12,824.82	11,191.07	10,734.23
Payable to credit entities:
Loans and credits	13,779.72	14,698.08	6,301.16	6,864.00
Derivative financial instruments (*):
Foreign currency swaps	N/A	(1,123.86)	N/A	(1,418.00)
Interest rate swaps	N/A	(63.27)	N/A	165
Forwards	N/A	(129.22)	N/A	(101)
Foreign currency options	N/A	15.22	N/A	25
Interest rate options	N/A	98.77	N/A	(105)
Shares options	N/A	N/A	N/A	N/A

(*) The carrying value of assets and liabilities include the carrying value of the derivative financial instruments.

6) Information about fair value of equity investees

APB 18 “The Equity Method of Accounting for Investments in Common Stock”, requires for those investments in common stock for which a quoted market price is available the disclosure of the aggregate value of each identified investment based on the quoted market price.

	Millions of Euros

	2005	2004

Sogecable, S.A.	1,077.76	980.72
Portugal Telecom. S.G.P.S., S.A.	961.65	1,029.08
Lycos Europe, N.V.	114.02	66.01

7) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, defines comprehensive income as a measure of all changes in equity during a period that result from transactions and other economic events other than transactions with owners. The following represents the statement of comprehensive income prepared under U.S. GAAP (in millions of euros):

Statement of Comprehensive Income (loss)	Millions of Euros

	2005	2004

Net Income (Loss) under U.S. GAAP	4,144.20	2,546.77
Other Comprehensive Income (Loss):
Foreign currency translation differences	3,239.48	(110.51)
Translation differences related to disposals (*)	-	492.78
Unrealized gain (loss) on securities available for sale, net of tax	(23.19)	77.84
Derivatives instruments and hedging activities, net of tax	85.22	(66.82)

Comprehensive Income (Loss)	7,445.71	2,940.06

(*) There is no tax effect on this adjustment

The following chart describes changes in Accumulated Other Comprehensive Income:

Accumulated Other Comprehensive Income (Loss)	Millions of Euros

	2005	2004

Beginning balance, January 1 (*),	(16,803.02)	(17,196.31)
Foreign currency translation differences	3,239.48	(110.51)
Translation differences related to disposals (**)	-	492.78
Unrealized gain (loss) on securities available for sale, net of tax	(23.19)	77.84
Deferred gain on SFAS 133 hedges, net of tax	85.22	(66.82)

Ending balance, December 31	(13,501.51)	(16,803.02)

(*) As restated as a consequence of inflation explained in section “ Reconciliation of Net Income and Shareholders' Equity from International Financial Reporting Standards to Generally Accepted Accounting Principles in the United States of America”

(**) There is no tax effect on this adjustment

The following chart describes the accumulated balances of “Other comprehensive income” as of December 31, 2004 and 2005:

Components of accumulated other comprehensive Income (Loss)	Millions of Euros

	12/31/2005	12/31/2004

Foreign currency translation differences	(13,280.14)	(16,519.62)
Unrealized loss on securities available for sale, net of tax	(165.11)	(141.92)
Derivatives and hedging activities - SFAS 133, net of tax	(56.26)	(141.48)

Comprehensive income	(13,501.51)	(16,803.02)

8) Earnings per share

Net income (loss) per share for U.S. GAAP purposes was computed using the weighted average number of shares outstanding for all periods. SFAS No.128, Earnings per Share, requires the computation of diluted EPS considering the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued, unless inclusion of these shares results in an anti-dilutive effect on per share amounts.

Additionally, the number of shares outstanding has increased as a result of stock dividends during the periods presented, and therefore the computation of basic and diluted EPS has been adjusted retrospectively for all years presented, as if such transactions had occurred at the beginning of the earliest period presented.

9) Segment data

As explained in the Note 17 “Segment information”, the Telefónica Group is structured based on the business lines it operates. This criterion complies with the requirements set by both IFRS and U.S. GAAP, having therefore no differences in the segment reporting disclosures.

Due to the changes in the business lines of the Group during 2005, the Group has changed the presentation of the segment information upon adoption of IFRS. Note 17 includes segment information of 2004 applying the new presentation criteria.

All transactions between segments are made at market prices or at prices which have been approved and published by the regulatory authority.

The accounting principles used in the accounting for the segments are the same as that used in the elaboration of the consolidated financial statement.

10) External services (Advertising)

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against “Other operating expenses”. Advertising expenses for 2004 and 2005 amounted to €1,196.86 million and €1.665,03 respectively.

11) Amortization of intangible assets

The expected amortization for those intangible assets owned by the Group as of December 31, 2005 is as follows:

Millions of Euros Total

2006	1,961.23
2007	1,269.24
2008	582.12
2009	552.31
2010	526.22

4,891.12

12) Financial expense and income

The detail of financial expense is as follows:

	Millions of Euros

	12/31/2005	12/31/2004

Financial expense	2,419.13	2,622.54
Exchange losses	4,157.99	3,866.99

Total	6,577.12	6,489.53

The detail of financial income is as follows:

	Millions of Euros

	12/31/2005	12/31/2004

Financial income	622.76	1,160.48
Exchange gains	4,320.03	3,689.94

Total	4,942.79	4,850.42

13) Unaudited proforma information

The following unaudited proforma information presents a summary of the effect on Telefónica’s consolidated statements of income as if the acquisitions of BellSouth, its subsidiaries and Cesky Telecom had occurred at the beginning of the year in which each acquisition took place.

	Millions of Euros

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Revenues	1,011.99	4,333.12
Net income	28.10	168.56

Basic EPS (Euros)	0.01	0.03

These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as amortization of the intangibles allocated and investees’ results of operations for each entire period. They do not purport to be indicative of the results of operations that actually would have resulted, had these operations occurred at January 1, 2005 and 2004, or future results of operations of the consolidated entities.

14) Pension and post-retirement benefits

As described in Note 14 “Provisions” paragraph “Employee benefits”, Telefónica de España has an agreement with some employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Prevision).

In addition, the Group has a life insurance (allowance for survivorship benefits) whereby serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefónica de España has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%.

Telefónica’s accounting policy for pensions and other post retirement benefits is compliant with SFAS 87 Employers Accounting for Pensions and SFAS 106 Employers Accounting for Post-retirement Benefits other than Pensions.

The following supplementary information presents a reconciliation of the beginning and ending balances of the benefit obligation for the two plans mentioned above.

	Millions of Euros

	2005	2004

Change in benefit obligation
Projected benefit obligation at the beginning of the year	663.06	687.53
Service cost	5.89	5.7
Interest cost	37.16	38.75
Actuarial gain/loss	0.54	(2.09)
Benefits paid	(65.59)	(66.83)
Benefit obligation at the end of the year	641.06	663.06

The detail of the funded status of the plans and the amounts recognized and not recognized in the consolidated balance sheet are as follows:

	Millions of Euros

	2005	2004

Funded status	(641.06)	(663.06)
Unrecognized prior service cost	98.59	160.17
Prepaid (accrued) benefit cost	(542.47)	(502.89)

The components of net periodic benefits costs for the years ended December 31, 2005 and 2004 are as follows:

	Millions of Euros

	2005	2004

Components of net periodic benefit cost
Service cost	5.89	5.7
Interest cost	37.16	38.75
Amortization of actuarial gain/loss	0.54	(2.09)
Amortization of prior service cost	61.58	61.59
Net periodic benefit cost	105.17	103.95

The accumulated benefit obligation for the years ended December 31, 2005 and 2004 amounted to 616.96 million and €639.41 million, respectively.

The following actuarial assumptions were used in 2005 and 2004:

	2005	2004

Weighted-averaged assumptions to determine Benefits
Obligation at December, 31.
Discount rate	5.895%	5.936%
Rate of compensation increase	2.500%	2.500%

The following benefits payments for the above mentioned plans are expected to be paid:

Millions of
Euros

2006	63.69
2007	60.95
2008	59.77
2009	59.26
2010	56.90
2011- 2015	257.38

15) Unrealized gains (losses) on marketable securities

The following table presents for 2005 the aggregate amount of unrealized gains and losses under U.S. GAAP.

		Total
		Unrealized
	Fair	Net Gain
	Value	(Loss)

December 31, 2004:
Held-to-maturity	-
Available-for-sale-securities	1,911.39	(6.91)
Trading securities	149.87	3.76
December 31, 2005:
Held-to-maturity	-
Available-for-sale-securities	3,587.26	(20.99)
Trading securities	174,17	-

16) Impairment of long-lived assets

The Group evaluates the recoverability of the carrying amount of its long-lived assets, including its administrative concessions, when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In performing the review for recoverability of long-lived assets under IFRS and U.S. GAAP, the Group estimates the future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. The impairment loss is measured based on the fair value of the long-lived assets under both GAAP (discounted cash flows).

Since both discounted and undiscounted cash flows have been higher than the carrying amount of long-lived assets, no difference has arisen in 2005 and 2004 between IFRS and U.S. GAAP. However, there is a difference in shareholders’ equity and net income between IFRS and U.S. GAAP arising from the impairment charge recorded under US GAAP in 2002 on Telefonica Deutschland (Former Mediaways) as described in Note 7 of this Section.

17) Fixed and Other Non-Current Assets

Since several U.S. GAAP differences affect fixed and other non current assets, a breakdown of this caption under U.S. GAAP is shown below:

	Millions of Euros

	2005	2004

Property, Plant and Equipment	25,752.13	21,192.71
Intangible Assets	6,407.15	4,574.86
Other Long-term Investments	17,901.91	14,881.90
Goodwill	14,200.20	9,992.22

Total fixed and other non current assets	64,261.39	50,641.69

18) New accounting standards

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we will apply this standard for U.S. GAAP purposes in the fiscal year beginning January 1, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs - An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections – a replacement of APB Opionion No. 20 and FASB Statement No. 3

On May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opionion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement is issued. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140

On March 2006 the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

APPENDIX I.

Contribution of Group companies to translation differences

The contributions by Group companies to translation differences of the parent company at December 31, 2005 and 2004 were as follows:

	Millions of euros

Company	12/31/05	12/31/04

Telefónica Internacional Group	1,057.85	(46.31)
Telefónica Móviles Group	683.67	(184.65)
Cesky Telecom Group	120.86	-
Atento Group	6.70	(8.50)
Telefónica Contenidos Group	0.38	4.02
Telefónica Publicidad e Información Group	5.51	0.74
Telefónica de España Group	0.06	0.06
T- Gestiona Group	1.31	(0.30)
Other companies and intergroup transactions	(49.97)	(73.34)

Total Telefónica Group	1,826.37	(308.28)

SUBSIDIARIES, ASSOCIATES AND INVESTEES AT 12/31/2005 (millions of euros)

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS CARRYING AMOUNT	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica de Contenidos , S.A.U. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	2,163.60	(948.54)	-	78.83	2,241.88	FC	-
Organization and operation of multimedia service-related businesses
Paseo de la Castellana, 141 - 28046 Madrid
Telefónica Media Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	4.85	(7.24)	-	-	790.72	FC	-
Participation in media-related businesses
Tucumán, 1 Pta.17º - Buenos Aires
Atlántida Comunicaciones, S.A. (ARGENTINA) (1) (6)		100.00%	100.00%	491.88	(567.37)	-	89.98	-	FC	-
Free-to-air TV and radio
Tucumán, 1 Pta.20 - Buenos Aires
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	EM	0.06
Telefónica Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	6.01	13.95	-	0.28	8.37	FC	-
Provision of all type of audiovisual telecommunications services
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Andalucía Digital Multimedia, S.A. (SPAIN)		24.00%	24.00%	1.26	(0.98)	-	-	0.43	EM	0.02
Development of the audiovisual industry in Andalusia
Edificio Azul, Parque Tecnológico de Andalucía - Málaga
Hispasat, S.A. (SPAIN) (2)		13.23%	13.23%	121.95	158.01	-	12.72	17.59	EM	38.73
Operation of a satellite telecommunications system
Gobelas, 41 - 28023 Madrid
Telefónica Servicios de Música, S.A.U. (SPAIN) (*) (**) (4)		100.00%	100.00%	1.36	(0.01)	-	1.15	2.79	FC	-
Provision of telemarketing services
Luchana, 23, 1º - 28010 Madrid
Sogecable, S.A. (SPAIN) (1) (6) (11)	1.60%	22.23%	23.83%	267.13	29.17	-	7.73	1,064.70	EM	675.94
Indirect management of public service television
Gran via, 32 - 3ª Pta. - 28013 Madrid
Patagonik Film Group, S.A. (ARGENTINA) (2)		30.00%	30.00%	2.42	(0.42)	-	-	8.58	EM	0.74
Audiovisual content producer
Godoy Curz, 1540 - 1414 Buenos Aires
Other Shareholdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	13.28	C	13.28

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Endemol Holding, N.V. (NETHERLANDS) (1) (6)	99.70%		99.70%	0.69	271.90	-	334.82	842.16	FC	-
Holding company
Bergweg 70, 1217 SC Hilversum
Endemol Investment B.V. (NETHERLANDS) (1)		100.00%	99.70%	0.67	275.96	-	293.77	N/A	FC	-
Holding company. Financing and operation of intellectual property rights
Bergweg 70, 1217 SC Hilversum
Endemol Holding France (3)		100.00%	99.70%	100.04	(83.31)	-	(17.91)	N/A	FC	-
Holding and service company
Endemol France (Holding) SAS (FRANCE) (3)		100.00%	99.70%	0.04	(0.60)	-	34.06	N/A	FC	-
Holding and service company
8-10 rue Torricelli, 75017 Paris, France
Endemol NV (NETHERLANDS) (1) (11)		75.00%	74.77%	12.50	109.79	-		N/A	FC	-
Holding company. Financing and operation of intellectual property rights
Bergweg 70, 1217 SC Hilversum
Endemol Holding BV (NETHERLANDS) (1)		75.00%	74.77%	0.02	127.77	-	(3.49)	N/A	FC	-
Holding company. Financing and operation of intellectual property rights
Bergweg 70, 1217 SC Hilversum
Endemol International B.V. (NETHERLANDS) (1)		75.00%	74.77%	0.02	3.75	-	7.31	N/A	FC	-
Audiovisual content producer
Bergweg 70, 1217 SC Hilversum
Endemol Nederland Holding, B.V. (NETHERLANDS) (1)		75.00%	74.77%	0.02	2.05	-	0.85	N/A	FC	-
Holding and financial company
Bergweg 70, 1217 SC Hilversum
Endemol Nederland, B.V. (NETHERLANDS) (1)		75.00%	74.77%	0.30	(1.76)	-	7.93	N/A	FC	-
Radio and television broadcasting and production
Van Cleeffkade 15, 1431 BA Aalsmeer
Endemol International Distribution (NETHERLANDS) (1)		75.00%	74.77%	0.02	(3.50)	-	0.88	N/A	FC	-
Sale and operation of audiovisual rights
Bergweg 70, 1217 SC Hilversum
Stokvis & Niehe Produkties B.V. (NETHERLANDS)		63.75%	63.56%	0.04	(0.69)	-	2.99	N/A	FC	-
Sale and operation of audiovisual rights
Laren
625 TV Produkties B.V. (NETHERLANDS)		75.00%	74.77%	0.02	0.43	-	0.30	N/A	FC	-
Sale and operation of audiovisual rights
Almere
TVBV B.V. (NETHERLANDS)		52.50%	52.34%	0.02	(0.15)	-	0.65	N/A	FC	-
Sale and operation of audiovisual rights
Almere

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Endemol International Bookings B.V. (NETHERLANDS)		75.00%	74.77%	-	0.02	-	-	N/A	FC	-
Sale and operation of audiovisual rights
Bergweg 70, 1217 SC Hilversum
Crossmedia B.V. (NETHERLANDS)		45.00%	44.86%	0.02	0.01	-	0.15	N/A	FC	-
Sale and operation of mobile games
Laren
Endemol Finance B.V. (NETHERLANDS) (1)		75.00%	74.77%	9.08	75.64	-	8.70	N/A	FC	-
Finance company
Bergweg 70, 1217 SC Hilversum
Endemol Argentina S.A. (ARGENTINA) (1)		48.75%	48.60%	0.15	1.36	-	(0.59)	N/D	FC	-
Presentation and filming by any audiovisual medium
Dr. E. Ravignani 1470, C1414 CPJ - Buenos Aires
Endemol USA, Inc. (USA) (1)		75.00%	74.77%	-	4.17	-	19.73	N/D	FC	-
All the activities permitted by California law, except for certain activities such as banking
9255 Sunset Blvd, Suite 1100 - Los Angeles - 90069 California
True Entertainment LLC (USA) (1)		50.25%	50.10%	-	(1.08)	-	1.72	N/D	FC	-
All the activities permitted by Delaware law
435 West 19th Street - NY1011 New York
Endemol Mexico S.A. de CV (MEXICO) (1)		37.50%	37.39%	0.00	3.12	-	0.25	N/D	PC	-
Development and production of TV programs and series
Vasco de Quiroga 2000, Colonia Santa Fé, Delegacion Guajimalpa, Mexico D.F. 01210
Endemol Globo, S.A. (BRAZIL) (1)		37.50%	37.39%	0.18	(0.40)	-	1.58	N/D	PC	-
Development, exploitation and distribution of audiovisual formats and programs
Av. das Americas 700, B2 Sala 301, Rio de Janeiro
Endemol Belgium, N.V. (BELGIUM) (1)		75.00%	74.77%	1.56	(0.98)	-	1.62	N/D	FC	-
Television, theater, video, film and other productions
Schaliënhoevedreef 20E, B-2800 Mechelen
Endemol-Neovision S.p.z.o.o. (POLAND) (1)		75.00%	74.77%	0.02	0.12	-	(0.06)	N/D	PC	-
Radio- and television-related activities
Ul. Dominikanska 25A, 02-738 - Warsaw
Endemol Produçoes Televisivas Portugal, Lda. (PORTUGAL) (1)		75.00%	74.77%	0.05	1.69	-	1.09	N/D	FC	-
Production, exchange and distribution of TV productions
Rua Tierno Galvan, Torre 3, 8' Piso, sala 801, 1070 Lisbon
Endemol South Africa (SOUTH AFRICA) (1)		50.00%	49.85%	0.13	(0.00)	-	0.82	N/D	FC	-
Production of TV programs
5 Concourse Crescent, Lonehill, 2021 - Johannesburg
Endemol Deutschland, GmbH (GERMANY) (1)		75.00%	74.77%	0.03	(4.27)	-	9.31	N/D	FC	-
Cinema, television and theater production
Am Coloneum 3-7, D-50798 Cologne, Germany

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Meta GmbH (GERMANY) (1)		48.75%	48.60%	0.05	0.55	-	(0.05)	N/D	FC	-
Cinema, television and theater production
Berlin, Germany
Endemol Italia Holding e Servizi, S.P.A. (ITALY) (1)		75.00%	74.77%	10.36	-	-	(19.39)	N/D	FC	-
Production and exploitation of cinema films and and TV films and series
Via Monte Zebio 32, 00195 - Rome
Endemol Italia (Holding), S.P.A. (ITALY) (1)		75.00%	74.77%	0.11	13.80	-	7.35	N/D	FC	-
Production and exploitation of cinema films and and TV films and series
Via Monte Zebio 32, 00195 - Rome
Palomar, S.p.A. (ITALY) (1)		51.38%	51.22%	0.58	3.16	-	0.24	N/D	FC	-
Production and exploitation of cinema films and and TV films and series
Via Silvio Pellico 24, 00195 - Rome
Endemol UK Holding, Ltd. (UK) (1)		75.00%	74.77%	21.25	(3.45)	-	7.88	N/D	FC	-
Holding company
Shepherds Building Central, Charecroft Way, Shepherds Bush, W14 OEE - London
B&B Endemol (SWITZERLAND) (1)		37.50%	37.39%	0.07	0.06	-	2.79	N/D	PC	-
TV program and film production
Carmenstrasse 12, CH 8032 - Zurich
Endemol Russia Holding B.V. (NETHERLANDS) (1)		60.00%	59.82%	0.10	(0.09)	-	(0.01)	N/D	FC	-
Holding company
Bergweg 70, 1217 SC Hilversum
Endemol Moscow 0000 (RUSSIA) (1)		60.00%	59.82%	0.08	(0.03)	-	(0.07)	N/D	FC	-
TV program production and related activities
Moscow Russia
Endemol Southern Star Plc Ltd (AUSTRALIA) (1)		38.25%	38.13%	0.00	0.01	-	6.97	N/D	FC	-
TV program and film production
Sydney, Australia
Endemol Chile Holding S.L. (CHILE) (1)		75.00%	74.77%	0.02	0.07	-	-	N/D	FC	-
Holding company
Santiago de Chile
Endemol Chile S.A. (CHILE) (1)		48.75%	48.60%	0.02	0.06	-	(0.34)	N/D	FC	-
TV program production and related activities
Santiago de Chile
Endemol Andino SA (COLOMBIA)		38.25%	38.13%	0.04	(0.01)	-	(0.23)	N/D	FC	-
TV program production and related activities
Calle 63F # 32 -15 - Bogotá
Endemol España Holding, S.L. (SPAIN) (1)		75.00%	74.77%	0.47	28.58	-	(3.71)	N/D	FC	-
Holding company
Latorre & Asociados, Velasquez 21, 3o O, 28001 - Madrid

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Gestmusic Endemol, S.A. (SPAIN) (1)		75.00%	74.77%	0.06	16.62	-	7.14	N/D	FC
TV program production and related activities
Sta. Elionor 3, 08024 - Barcelona
Zeppelin Televison, S.A. (SPAIN) (1)		75.00%	74.77%	0.07	6.66	-	9.09	N/D	FC
Development and production of audiovisual media
Avda de Manoteras 18-6a Planta, 28050 - Madrid
Other Holdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	N/A	EM	15.37
Cesky Telecom, a.s. (CZECH REPUBLIC) (1) (11)	69.41%		69.41%	1,072.54	2,084.18	-	118.03	3,662.53	FC	-
Telecommunications service provider
Olsanska 55/5 - Prague 3, 130 34
Eurotel Praha, spol. s.r.o. (CZECH REPUBLIC) (1)		100.00%	69.41%	40.33	526.58	-	104.60	1,015.38	FC
Mobile telephony and internet services
Vyskocilova cp. 1442/1b - Prague 4, 140 21
SPT Telecom Finance, B.V. (NETHERLANDS) (1)		100.00%	69.41%	0.02	N/A	-	N/A	0.02	FC
Financing of other Group entities
Teleportboulevard 140 - Amsterdam 1043EJ, The Netherlands
Omnicom Praha, spol. s.r.o. (CZECH REPUBLIC) (1)		100.00%	69.41%	0.33	0.47	-	0.10	1.03	FC
Telecommunications network and consultancy services
Bryksova818/48 - Prague 9
Czech Telecom Germany GmbH (GERMANY) (1)		100.00%	69.41%	0.03	0.88	-	(0.01)	0.93	FC
Data transmission services
Hanauer Landstrasse 300a, Frankfurt am Main 604 13, Germany
Czech Telecom Austria GmbH (AUSTRIA) (1)		100.00%	69.41%	0.04	0.34	-	0.02	0.36	FC
Data transmission services
Shuttleworthstrasse 4-8, Vienna 12310, Austria
Czech Telecom Slovakia, s.r.o. (SLOVAK REPUBLIC) (1)		100.00%	69.41%	0.01	0.09	-	0.03	0.01	FC
Data transmission services
Kutlíkova 17, Bratislava 852 50
CenTrade, a.s. (CZECH REPUBLIC) (1)		86.50%	60.04%	19.98	(19.92)	-	0.23	33.47	FC
E-Business company providing market place services
Olsanska 55/5 - Prague 3, 130 34
Terra Lycos Holding, B.V. (NETHERLANDS)	100.00%		100.00%	0.02	-	-	-	0.02	C	0.02
Sale of software licenses
Koningslaan, 34. 1075 AD Amsterdam - Netherlands
Terra Lycos Intangibles, S.A. (SPAIN) (*) (**)	100.00%		100.00%	0.66	13.24	-	-	19.29	FC	-
Internet service provider
Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
LE Holding Corporation (USA)	100.00%		100.00%	N/D	N/D	N/D	N/D	N/D	FC	-
Holding company
Corporation Trust Center, 1209 Orange Street - Wilmington, Delaware
Lycos Europe, N.V. (NETHERLANDS) (3) (11)		32.10%	32.10%	3.12	141.95	-	(11.10)	47.88	EM	40.60
Internet portal
Richard Holkade 30-34, Haarlem - Netherlands

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) (*) (**)	100.00%		100.00%	0.01	N/D	N/D	N/D	10.08	FC	-
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Corporation Real Time Team, S.L. (SPAIN)		100.00%	100.00%	0.02	N/D	N/D	N/D	12.40	FC	-
Internet design, advertising and consulting
Claudio Coello, 32, 1º ext. - Madrid
UNO-E Bank, S.A. (SPAIN)	33.00%		33.00%	80.32	31.15	N/D	N/D	189.83	C	189.83
E-banking
Julián Camarillo, 4, Edificio C, 28037 - Madrid
Terra Networks Asociadas, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	6.11	(23.79)	-	(0.47)	61.12	FC	-
Holding company
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Terra Business Travel, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	0.56	(0.01)	-	(0.13)	0.56	FC	-
Travel agency
Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Maptel Networks, S.A.U. (SPAIN) (*) (**) (4)		100.00%	100.00%	-	-	-	-	2.41	FC	-
Design, development, roll-out and sale of digital maps
Plaza Santa María Soledad Torres Acosta, 1- 5º - 28004 Madrid
Ifigenia Plus, S.L. (SPAIN) (*) (**) (8)		100.00%	100.00%	0.14	(2.88)	-	(0.10)	10.11	FC	-
Vertical education portal and cultural content developer
Plaza Santa María Soledad Torres Acosta, 1- 5º - Madrid
Educaterra, S.L. (SPAIN) (*) (**) (4)		100.00%	100.00%	0.69	0.97	-	0.24	6.30	FC	-
Vertical e-learning portal
Paseo de la Castellana 141, Edificio Cuzco IV - 5ª Planta, Madrid.
Azeler Automoción, S.A. (SPAIN) (**) (4) (6)		100.00%	100.00%	-	-	-	-	7.32	EM	-
Motorcycle portal
Paseo de la Castellana, 141 - Edificio Cuzco IV - Madrid
Red Universal de Marketing y Bookings Online, S.A. (SPAIN) (6)		50.00%	50.00%	0.90	(6.71)	-	2.01	7.50	EM	-
Online travel agency
Proción 1 y 3 La Florida - 28023 - Madrid
Inversis Networks, S.A. (SPAIN)		5.45%	5.45%	68.80	N/D	N/D	N/D	12.81	C	12.81
Telematic and computer systems and applications
C/ Arrastacía, 13 . Poligono de las Mercedes. Madrid
Terra Networks Marocs, S.A.R.L. (MOROCCO) (7)	100.00%		100.00%	0.03	N/D	N/D	N/D	0.03	C	0.03
Inactive company
332 Boulevard Brahim Roudani, Casablanca

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (7)	100.00%		100.00%	0.01	N/D	N/D	N/D	0.01	C	0.01
Inactive company
Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)
Terra Networks España, S.A. (SPAIN) (1) (*) (**)	100.00%		100.00%	-	-	-	-	93.97	FC	-
ISP and Portal
Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN) (*) (**) (1)	92.51%	7.49%	100.00%	229.89	22.84	-	(7.04)	212.68	FC	-
International services provider
Gran Vía, 28 - 28013 Madrid
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)		100.00%	100.00%	427.68	(210.94)	-	(59.39)	499.05	FC	-
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4 - Montevideo
Emergia Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	21.27	(17.97)	-	(3.99)	(0.68)	FC	-
Provision of high bandwidth communications services
Paraguay, 1345 Piso 6 - Buenos Aires
Emergia Participacoes, Ltd. (BRAZIL) (1)		100.00%	100.00%	52.96	(29.31)	-	(2.48)	21.16	FC	-
Provision of high bandwidth communications services
Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista
Emergia Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	-	-	-	-	N/D	FC	-
Provision of high bandwidth communications services
Av. Brigadeiro Faria Lima, 1188 Piso 8º - San Pablo
Telefónica International Wholesale Services Chile, S.A. (CHILE) (1)		100.00%	100.00%	30.71	(13.87)	-	(1.98)	14.86	FC	-
Provision of high bandwidth communications services
Ricardo Lyon, 222 Piso 14 - Santiago de Chile
Telefónica International Wholesale Services Perú, S.A.C. (PERU) (1)		100.00%	100.00%	16.89	(12.42)	-	(3.06)	1.42	FC	-
Provision of high bandwidth communications services
Av. de la Floresta, 497 Piso 5 - San Borga
Telefónica International Wholesale Services USA, Inc. (USA) (1)		100.00%	100.00%	29.26	(22.38)	-	(4.80)	2.08	FC	-
Provision of high bandwidth communications services
1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)
Telefónica International Wholesale Services Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	13.51	(4.02)	-	(2.20)	7.30	FC	-
Provision of high bandwidth communications services
Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Ciudad de Guatemala
Telefónica International Wholesale Services Puerto Rico, Inc. (PUERTO RICO) (5)		100.00%	100.00%	20.07	(5.56)	-	(2.57)	11.94	FC	-
Provision of high bandwidth communications services
Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo
Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	1,226.76	(525.95)	-	18.05	1,335.81	FC	-
Provision and exploitation of telecommunications services
Gran Vía, 28 - 28013 Madrid
Telefónica Empresas Mexico, S.A. De C.V. (MEXICO) (1)		49.00%

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Data Mexico Holding (MEXICO) (1)		100.00%	100.00%	29.10	(26.38)	-	(2.35)	42.78	FC	-
Global telecommunications services
Mexico
Telefónica Empresas Mexico, S.A. De C.V. (MEXICO) (1)		51.00%	100.00%	50.17	(44.03)	-	(4.94)	40.94	FC	-
Global telecommunications services
Sierra Santa Rosa, 61 - Lomas de Chapultepec - 11.650 Mexico DF
Katalyx Mexico, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	9.44	(9.97)	-	0.63	9.44	FC	-
Administrative management services
Boulevard Avila Camacho, 24 - Mexico D.F.
Telefónica Data Colombia, S.A. (COLOMBIA) (1)		100.00%	65.00%	1.00	13.25	-	(5.63)	36.67	FC	-
Global telecommunications services
Santa Fé de Bogotá
Other shareholdings		N/A	N/A	N/D	N/D	N/D	N/D	-	C	-
Telefónica Data do Brasil, Ltda. (BRAZIL) (1)		100.00%	100.00%	137.48	15.96	-	(0.19)	249.62	FC	-
Telecommunications services
Rua da Consolaçao, 247 - 6 - Sao Paulo
Telefónica Data Brasil Holding (BRAZIL) (1) (11)		93.98%	93.98%	192.62	3.20	-	2.55	N/D	FC	-
Ownership of companies providing network and telecommunications services
Avda. Brig. Faria Lima, 1188 plta. 7ª andar-parte - Sao Paulo
Telefónica Empresas (BRAZIL) (1)		93.98%	93.98%	N/D	N/D	N/D	N/D	N/D	FC	-
Provision and exploitation of telecommunications services
Avda. Tamboré, 341/371 - Barueri - Sao Paulo
Telefónica Datos de Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	0.01	0.24	-	0.07	0.02	FC	-
Telecommunications services
Avda. Las Palmas, 3º - 1050 Caracas
Telefónica Data Canadá, Inc. (CANADA)		100.00%	100.00%	N/D	N/D	N/D	N/D	-	C	-
Telecommunications services
44 Chipman Hill, 10th Floor - P.O. Box 7289 New Brunswick ESL 4S6
Telefónica Data Caribe (SPAIN)		10.00%
Telefónica Data USA Inc. (USA) (1)		100.00%	100.00%	0.00	50.34	-	(13.39)	141.86	FC	-
Telecommunications services
1221 Brickell Avenue - 33131 Miami - Florida
Telefónica Data Caribe (*) (**) (SPAIN)		90.00%	100.00%	0.06	(2.02)	-	(0.02)	0.06	FC	-
Global telecommunications services
Beatríz de Bobadilla, 14 - 28040 Madrid
Telefónica Data Cuba (CUBA)		50.00%	50.00%	N/D	N/D	-	N/D	7.63	C	7.63
Provision and exploitation of telecommunications services
Ave, 47 s/n entre 18ª y 20 - Miramar Playa - La Habana
Ipse - 2000 (ITALY) (1)		4.08%
Exploitation of UMTS license
Piazza dei Caprettari, 70 - 00186 Roma

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Empresas Perú, S.A.A. (PERU) (1) (11)		97.07%	97.07%	22.26	4.59	-	4.04	N/D	FC	-
Provision and exploitation of telecommunications services
Jorge Basadre, 592 7º - San Isidro - Lima
Telefónica Data Argentina, S.A. (ARGENTINA) (1) (9) (11)		97.92%	97.92%	27.71	5.86	-	5.41	97.49	FC	-
Provision and exploitation of telecommunications services
Tucumán, 1 plta.18º - 1049 Buenos Aires
Telefónica Soluciones de Informática y Comunicaciones, S.L. (SPAIN) (*) (**)		100.00%	100.00%	16.60	(34.19)	-	(0.67)	16.60	FC	-
Provision and exploitation of telecommunications services
Sor Angela de la Cruz, 3 - Pl. 9ª - 28020 Madrid
Telefonica Deutschland, GMBH (GERMANY) (1)		100.00%	100.00%	2.60	502.76	-	(165.06)	638.54	FC	-
Internet and telecommunications services
Landshuter Allee, 8 - 80637 Munich
Telefónica Data Atlas, S.A. (MOROCCO) (8)		59.86%	59.86%	300 m.DH	N/D	N/D	N/D	0.02	C	0.02
Provision and exploitation of telecommunications services
Tour Bmce, Rond Point Hassan II - Casablanca
Katalyx, Inc. (USA) (1)		100.00%	100.00%	103.17	(112.98)	-	(0.51)	5.18	FC	-
Administrative management services
1221 Brickell Avenue - Miami, Florida
Adquira Mexico, Ltd. (MEXICO) (5)		50.00%	50.00%	7.69	(6.13)	-	(0.31)	N/D	EM	0.62
E-commerce
Boulevard Avila Camacho, 24 - Mexico D.F.
Katalyx Cataloguing Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	0.33	(0.33)	-	(0.03)	-	FC	-
E-commerce and cataloging
Rua Joaquim Floriano, 1052 - Sao Paulo
Mercador, S.A. (BRAZIL) (1)		54.00%	54.00%	10.48	(8.80)	-	(0.05)	N/D	EM	0.88
E-commerce
Rua Joaquim Floriano, 1052 - Sao Paulo
Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	1,023.68	1,616.91	-	1,494.28	3,033.86	FC	-
Provision of telecommunications services in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica S. de Informática y Comunicaciones de España, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	6.06	15.30	-	(14.17)	20.49	FC	-
Telecommunications systems, network and infrastructure engineering
Sor Angela de la Cruz, 3 - Pl. 9ª - 28020 Madrid
Telefónica Mobile Solutions Chile, S.A.C. (CHILE) (8)		N/D	N/D	0.19	(1.36)	-	0.11	0.19	FC	-
Equipment and systems engineering activities
Avda. Seminario, 15 - Providencea - Santiago de Chile
Telefónica Mobile Solutions Argentina, S.A. (ARGENTINA)		N/D	N/D	0.22	(0.18)	-	-	0.23	FC	-
Equipment and systems engineering activities
Carlos Pellegrini, 1149 10º - Buenos Aires
Telefónica Sistemas Ingeniería de Productos Guatemala, S.A. (GUATEMALA) (8)		98.00%	98.00%	0.01	(0.22)	-	-	0.01	FC	-
Telecommunications equipment and systems engineering
Guatemala

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Soluciones de Outsourcing, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	1.00	(0.20)	-	(0.14)	0.56	FC	-
Network management and marketing
Goya, 4 - 28001 Madrid
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	13.73	(3.14)	-	0.25	10.72	FC	-
Consulting services for companies in the communications and IT industries
Av. Burgos, 17-10.º-28036 Madrid
Interdomain, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	0.30	0.56	-	0.08	0.78	FC	-
Operation of Internet resources
Fernando El Santo, 15 - 28.010 Madrid
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN)		50.00%	50.00%	0.12	-	-	-	0.07	EM	0.06
Provision of consulting services, installation and telecommunications services
Parque industrial y de servicios de Mairena del Aljarafe - Sevilla
Portel Servicios Telemáticos, S.A. (SPAIN) (1)		49.00%	49.00%	3.01	0.25	-	-	1.35	EM	1.59
Systems engineering and telecommunications in port areas
Avda. de Partenón, 10 Campo de las Naciones - 28042 Madrid.
Ceuta Innovación Digital, S.L. (SPAIN)		40.00%	40.00%	-	-	-	-	0.02	EM	0.02
Installation and maintenance of communication networks.
Bitel Baleares Innovación Telemática, S.A. (SPAIN)		0.00%	0.00%	-	-	-	-	-	-	-
Provision of services and systems engineering in the IT and communications fields
Paseo Marítimo, 38 A - 07005 Palma de Mallorca
Tecn. e Ing. de Sist. y Serv. Avanzados de Telec., S.A. (TISSAT) (SPAIN) (2)		30.77%	30.77%	0.78	2.12	-	-	0.17	EM	0.89
Systems engineering and marketing of advanced services
Correos, 1 - 46002 Valencia
SEMCA (SPAIN)		16.00%	16.00%	0.75	(0.11)	-	-	0.12	C	0.12
Emergency telephone service in Cantabria
Casimiro Sainz, 4 - Santander
Barcelona Emprend, S.A. (SPAIN)		6.92%	6.92%	3.25	(0.57)	-	(0.08)	0.42	C	0.42
Promotion of non-financial companies
C/ Llacuna, 162 - Barcelona
Barcelona Ventures, S.G.E.C.R. (SPAIN)		6.92%	6.92%	3.25	-	-	-	0.03	C	0.03
Promotion of non-financial companies
C/ Llacuna, 162 - Barcelona
Foment Ciutat Vella, S.A. (SPAIN)		5.00%	5.00%	6.01	0.80	-	-	0.30	C	0.30
Urban projects
C/ Pintor Fortuny, 17-19 - Barcelona
Euroinfomarket, S.A. (SPAIN)(1)		5.00%	5.00%	2.05	(1.28)	-	-	0.02	C	0.02
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		33.33%	33.33%	0.60	1.71	-	-	0.70	EM	0.85
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN) (*) (**) (1)		100.00%	100.00%	2.77	11.16	-	1.48	12.47	FC	-
Promotion, marketing and distribution of telephone and telematic equipment and services
Plaza del Descubridor Diego de Ordás,3 - 28003 Madrid
Telyco Marruecos, S.A. (MOROCCO) (1)		54.00%	54.00%	0.60	0.48	-	1.00	0.32	FC	-
Promotion, marketing and distribution of telephone services
Boulevard Abdelmoumen, 88 - Casablanca

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Telecomunicaciones Públicas, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	1.20	85.45	-	3.71	64.12	FC	-
Installation of public telephones
Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid
Telefónica Salud, S.A. (SPAIN)		51.00%	51.00%	0.06	-	-	-	0.03	FC	-
Mangement and operation of telcommunications and public television services.
Avda. de Pirineos, 9 - Nave Industrial 15 - San Sebastián de los Reyes - Madrid
Adquira Spain, S.A. (SPAIN) (2)		20.00%	20.00%	1.56	5.68	-	(2.13)	7.64	EM	0.07
E-commerce
Goya, 4, 4ª planta - Madrid
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	0.02	C	0.02
Telefónica Data España, S.A.U. (SPAIN) (*) (**) (1)		100.00%	100.00%	39.27	112.24	-	63.08	157.25	FC	-
Data transmission
Beatríz de Bobadilla, 18 - 28040 Madrid
Telefónica Cable, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	3.05	(17.08)	-	(6.02)	29.58	FC	-
Cable telecommunications services
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Cable Menorca, S.A. (SPAIN) (*) (**)		100.00%	100.00%	0.60	(0.13)	-	0.01	0.56	FC	-
Cable television systems and value-added services
Santiago Ramón y Cajal, 13 - Mahón - Menorca
Telefónica Cable Galicia, S.A. (SPAIN) (*) (**) (7)		85.00%	85.00%	0.60	0.11	-	0.01	0.53	FC	-
Cable television systems and value-added services
Ronda de Outerio, 1-3 - A Coruña
Sociedad General de Cablevisión Canarias, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	0.06	0.01	-	-	1.17	FC	-
Cable television systems and value-added services
Alcalde Mandillo Tejera, 8 - 38007 Santa Cruz de Tenerife
Telefónica Media Internacional y de Contenidos USA, Inc. (USA) (8)	100.00%		100.00%	-	(4.25)	-	(0.02)	0.33	C	0.33
Provision of media services in the USA
1221 Brickell Av. - Miami
Telefónica (USA) Advisors, Inc. (USA) (8)	100.00%		100.00%	N/D	N/D	N/D	N/D	0.87	C	0.87
All the activities permitted by Delaware State law
1013 Center Road, Wilmington - County of Newcastle - Delaware
Taetel, S.L. (SPAIN) (*) (**)	100.00%		100.00%	28.25	5.66	-	0.50	28.25	FC	-
Acquisition, holding and disposal of shares and ownership interests in other companies
Beatríz de Bobadilla, 3 - 28040 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	16.93	-	-	(0.52)	16.93	FC	-
Holding and operation of aircraft and the lease thereof
Gran Vía, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	0.90	(3.39)	-	(0.60)	3.58	FC	-
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid
Telefónica Engenharia de Segurança (BRAZIL) (2)		99.99%	99.99%	2.97	(1.85)	-	(3.49)	3.07	FC	-
Security services and systems
Rua Haddock Lobo, 337 2º andar, conjunto 21 - 01414-001 - Sao Paulo

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Ingeniería de Seguridad México, S.A. de C.V. (MEXICO) (2)		65.00%	65.00%	0.72	(0.80)	-	(0.42)	0.61	FC	-
Security services and systems
Ciudad de México, Distrito Federal
Telefónica Capital, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	7.00	44.84	-	5.07	18.12	FC	-
Finance company
Gran Vía, 28 - 28013 Madrid
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3)		70.00%	70.00%	15.70	24.50	-	9.55	22.45	FC	-
Administration of pension funds
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	1.50	0.58	-	6.33	1.50	FC	-
Administration and representation of collective investment institutions
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Fonditel Valores, Agencia de Valores, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	3.00	0.40	-	0.13	3.00	FC	-
Investment services
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Tele Pizza, S.A. (SPAIN)		4.13%	4.13%	N/D	N/D	N/D	N/D	N/D	C	21.35
Pizza restaurant and home delivery
Isla Graciosa, nº 7. San Sebastián de los Reyes - Madrid
Catalana D'Iniciatives, C.R. , S.A. (SPAIN)		5.99%	5.99%	30.86	31.24	-	(1.85)	4.04	C	3.73
Promotion of non-financial companies
Passeig de Gracia, 2 - 2ºB - 08007 Barcelona.
Ateseco Comunicación, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	6.12	41.70	-	0.70	107.57	FC	-
Holding company
C/ Gran Vía, 28 - 28.013 Madrid
Atento N.V. (NETHERLANDS) (1) (6)	91.35%		91.35%	0.12	12.82	(2.16)	48.22	302.71	FC	-
Telecommunications service provider
Locatellikade, 1 - 1076 AZ Amsterdam
Procesos Operativos, S.A. (SPAIN) (1)		100.00%	91.35%	0.06	2.10	(2.74)	1.28	0.76	FC	-
Provision of telematic services (telemarketing, help line and call-center activities in general)
Isla Sicilia, 3 - 28034 Madrid
Atento Teleservicios España, S.A. (SPAIN) (1)		100.00%	91.35%	1.38	44.46	(20.00)	4.58	23.93	FC	-
Provision of promotion, marketing and market research services relating to direct marketing
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (1)		100.00%	91.35%	0.06	1.04	-	0.23	0.06	FC	-
Temporary employment agency
Príncipe de Vergara,28 Madrid
Atento Servicios Técnicos y Consultoría, S.L. (SPAIN) (1)		100.00%	91.35%	0.01	0.49	-	0.36	0.01	FC	-
Study, development and performance of projects and system-related services
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Servicios Integrales de Asistencia y Atención, S.L. (SPAIN) (1)		100.00%	91.35%	0.01	-	(0.04)	0.26	0.01	FC	-
Management of specialized employment centers for disabled workers
Santiago de Compostela, 94 - 7ª - 28035 Madrid

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Atento Brasil, S.A. (BRAZIL) (1)		100.00%	91.35%	249.75	(158.00)	(3.27)	15.24	195.88	FC	-
Provision of call-center services
Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 Sao Paulo
Atento Puerto Rico, Inc. (PUERTO RICO) (5)		100.00%	91.35%	7.12	(1.69)	-	2.44	8.22	FC	-
Provision of call-center services
Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968
Atento Colombia, S.A. (COLOMBIA) (5)		100.00%	91.35%	1.55	4.35	-	2.86	7.63	FC	-
Provision of call-center services
Santa Fé de Bogotá
Atento Maroc, S.A. (MOROCCO) (1)		100.00%	91.35%	4.15	(3.23)	-	0.35	3.56	FC	-
Provision of call-center services
Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun - Casablanca
Atento Venezuela, S.A. (VENEZUELA) (1)		100.00%	91.35%	11.16	(7.42)	-	3.86	8.78	FC	-
Provision of call-center services
Caracas D.F.
Atento Centroamérica, S.A. (GUATEMALA) (1)		100.00%	91.35%	15.95	(10.10)	-	0.43	12.23	FC	-
Provision of call-center services
14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel - Departamento de Guatemala
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		7.41%	91.35%	4.40	(2.47)	-	1.14	0.28	FC	-
Provision of call-center services
Ciudad de San Salvador
Atento de Guatemala, S.A. (GUATEMALA) (1)		100.00%	91.35%	14.76	(8.22)	-	3.05	12.40	FC	-
Provision of call-center services
Ciudad de Guatemala
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		92.59%
Atento Holding Chile, S.A, (CHILE) (1)		100.00%	91.35%	38.85	(1.91)	-	4.13	30.13	FC	-
Holding company
Ciudad y Comuna de Santiago
Atento Argentina, S.A. (ARGENTINA) (1)		100.00%	91.35%	18.05	(21.85)	-	3.39	0.22	FC	-
Provision of call-center services
Avda. de Mayo, 645 P.1º - Buenos Aires
Atento Chile, S.A. (CHILE) (1)		70.00%	77.60%	21.72	0.31	(7.19)	8.40	12.88	FC	-
Provision of call-center services
Diagonal Paraguay, 386 - Santiago de Chile
Nexcom (CHILE) (1)		100.00%	77.60%	1.73	(1.06)	-	(0.12)	1.07	FC	-
Provision of call-center services
Ciudad de Santiago de Chile
Atento Educación, Ltda. (CHILE) (1)		100.00%	77.60%	0.01	0.15	-	0.12	0.01	FC	-
Provision of call-center services
Ciudad de Santiago de Chile
Atento Recursos, Ltda. (CHILE) (1)		100.00%	77.60%	0.01	(0.30)	-	0.01	0.01	FC	-
Provision of call-center services
Ciudad de Santiago de Chile

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Atento Perú, S.A.C. (PERU) (1)		70.00%	93.40%	7.15	(2.41)	-	2.84	12.84	FC	-
Provision of call-center services
C/ Jiron Camaná, 654 - 01 Lima
Atento Italia, S.R.L. (ITALY) (8)		100.00%	91.35%	0.01	(2.34)	-	-	6.08	FC	-
Provision of call-center services
Via Lamaro, edif. D/2 - Roma
Atento Mexicana, S.A. De C.V. (MEXICO) (1)		100.00%	91.35%	5.36	2.26	(3.08)	6.53	4.10	FC	-
Provision of call-center services
Ciudad de México
Atento Atención y Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	91.35%	0.01	0.02	-	0.06	0.01	FC	-
Provision and receipt of all manner of administrative, professional and consultation services
Ciudad de México
Atento Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	100.00%	0.02	0.58	-	0.44	0.02	FC	-
Provision of call-center services
Ciudad de México
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3)	100.00%		100.00%	6.01	60.30	-	4.39	6.01	FC	-
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V. (MEXICO) (5)		100.00%	100.00%	-	0.08	-	0.68	0.01	FC	-
Telecommunications research activities and projects
Prol. Paseo de la Reforma, 1.200 - P.5 - 05348 Col. Santa Fe Cruz Manca D.F. Mexico
Telefônica Pesquisa e Desenvolvimento do Brasil (BRAZIL) (4)		99.99%	99.99%	0.17	0.67	-	1.73	0.20	FC	-
Telecommunications research activities and projects
Rua Brigadeiro Galvao, 291 - 7º Anadar - 01151-000 Sao Paulo
Communicapital Inversiones, S.A.U. (SPAIN) (5)	100.00%		100.00%	6.00	(54.94)	-	(6.62)	6.00	C	6.00
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	4.56	(0.36)	-	(0.05)	10.71	FC	-
Promotion of business initiatives and holding of real estate assets
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Cleon, S.A. (SPAIN) (3)		50.00%	50.00%	8.23	(0.78)	-	(0.04)	4.12	EM	3.71
Property development Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (1)	99.97%	0.03%	100.00%	3.60	156.32	-	11.26	2.99	FC	-
Reinsurance activities
6D, route de Trèves, L-2633 Senningerberg, Luxembourg
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	100.00%	0.36	1.28	-	2.16	0.38	FC	-
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid
Pléyade Perú Corredores de Seguros, S.A.C. (PERU) (5)		99.93%	100.00%	0.01	0.02	-	0.02	0.01	FC	-
Insurance broker
Ciudad de Lima

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Pléyade Argentina, S.A. (ARGENTINA) (5)		99.80%	99.80%	0.01	0.15	-	0.12	0.01	FC	-
Insurance broker
Ciudad de Buenos Aires
TGP Brasil Corretora de Seguros e Resseguros, Ltda. (BRAZIL) (4)		99.90%	99.90%	0.01	0.04	-	0.17	0.02	FC	-
Insurance broker
Rua do Livramento, 66 - Bloco A, 1º andar - 04008-030 - Sao Paulo
Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V., Ltda. (MEXICO) (5)		99.50%	99.50%	0.01	0.02	-	0.12	0.01	FC	-
Insurance broker
San Pedro Garza García - Nuevo León
Pléyade Chile, S.A. (CHILE)		99.99%	99.99%	0.05	0.01	-	0.01	0.05	FC	-
Insurance broker
Santiago de Chile
Altaïr Assurances, S.A. (LUXEMBOURG) (1)		100.00%	100.00%	6.00	-	-	0.16	6.00	I. G.	-
Performance of direct insurance transations
6DRoute de Trèves L-2633 - Senningerberg
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (*) (**) (1)	94.67%	5.33%	100.00%	204.33	17.74	-	14.71	215.50	FC	-
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid
Other shareholdings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	3.13	C	3.13
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (1)	100.00%		100.00%	3.01	10.89	-	1.70	12.61	FC	-
Integrated cash management, counseling and financial support for Group companies
Gran Vía, 30 - 4ª Plta. - 28013 Madrid
Telefónica Finanzas Perú, S.A.C. (PERU) (1)	100.00%		100.00%	2.96	-	-	(0.04)	2.75	FC	-
Integrated cash management, counseling and financial support for Group companies
Ciudad de Lima
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100.00%		100.00%	0.35	0.02	-	0.36	0.43	FC	-
Integrated cash management, counseling and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico D.F.
Venturini España, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	3.01	0.22	-	0.67	3.60	FC	-
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Venturini, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	0.18	0.05	-	-	0.21	FC	-
Direct marketing
Vía Augusta, 117, 2º 1ª - 08006 Barcelona
Communicapital Gestión, S.A.U. (SPAIN) (*) (**)	100.00%		100.00%	0.06	(0.02)	-	-	0.06	FC	-
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Telefónica Participaciones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	0.06	-	-	-	0.06	FC	-
Issuance of preferred securities and/or other debt financial instruments
Gran Vía, 28 - 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	0.06	-	-	-	0.06	FC	-
Issuance of preferred securities and/or other debt financial instruments
Gran Vía, 28 - 28013 Madrid

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Europe, B.V. (NETHERLANDS) (1)	100.00%		100.00%	0.05	6.65	(1.92)	1.85	0.05	FC	-
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Telefónica Finance USA, L.L.C. (USA) (1)		0.01%	0.01%	2,000.00	0.02	(83.68)	83.68	0.01	FC	-
Financial intermediation
Corporation Trust Center, 1209 Orange Street - Wilmington/ New Castle County - Delaware
Telefónica Internacional USA Inc. (USA)	100.00%		100.00%	-	0.72	-	(0.59)	-	FC	-
1221 Brickell Avenue suite 600 - 33131 Miami - Florida
Telefónica B2B Licencing, Inc. (USA) (1)	100.00%		100.00%	-	(11.18)	-	3.56	-	FC	-
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (4) (6) (9)	100.00%		100.00%	7.70	2.78	-	4.46	23.81	FC	-
Provision of management and administration services
Gran Vía, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (4)	4.99%	95.00%	99.99%	-	-	-	0.30	0.04	FC	-
Provision of management and administration services
Tucuman 1, Piso 18 Ciudad de Buenos Aires
Cobros Serviços de Gestao, S.A. (BRAZIL) (4)		99.33%	99.33%	-	0.01	-	0.01	-	FC	-
Provision of billing, receivables and financing services
Rúa Do Livramento, 66, Ibirapuera - Sao Paulo
Telefónica Servicios Integrales de Distribución, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	2.38	2.62	-	2.72	0.82	FC	-
Provision of mail, directories and courier services
C/ Gran Vía, 28 - 28.013 Madrid
Telefónica Gestión de Servicios Compartidos Mexico, S.A. de C.V. (MEXICO) (4) (6)		100.00%	100.00%	3.19	0.37	-	(1.79)	1.38	FC	-
Provision of management and administration services
Blvd. Díaz Ordaz Pte N 123 2º, Col. Santamaría - 6465 Monterrey
Telefónica Gestión de Servicios Compartidos de El Salvador, S.A. de C.V. (EL SALVADOR) (4)		100.00%	100.00%	0.02	0.01	-	0.16	0.01	FC	-
Provision of management and administration services
63 Avda. Sur y Alameda Roosevelt-Ctro F Gigante Torre B n 10, San Salvador
Telefónica Gestión de Servicios Compartidos de Guatemala, S.A. (GUATEMALA) (4)		100.00%	100.00%	-	-	-	(0.07)	0.01	FC	-
Provision of management and administration services
18 Calle 5-56, Zona 10, Edif, Unicentro Nivel 10, Guatemala
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (4)		99.99%	99.99%	4.50	0.72	-	0.70	2.74	FC	-
Provision of management and administration services
Rua Do Livramento, 66 Bolco Ibirapuera - Sao Paulo
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (4) (6)	0.00%	100.00%	100.00%	2.55	0.28	-	0.64	3.74	FC	-
Provision of management and administration services
Shell, 310 - Miraflores - Lima
Telefónica Centros de Cobro Perú, S.A.C. (PERU) (4)		100.00%	100.00%	-	-	-	0.24	1.24	FC	-
Provision of collection services for the account of third parties
Shell, 310 - Miraflores - Lima

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	2,838.68	3,693.98	-	1,106.67	8,131.75	FC	-
Investment in the telecommunications industry abroad
C/ Gran Vía, 28 -28013 Madrid
Sao Paulo Telecomunicaçoes Holding, Ltda. (BRAZIL) (1)		100.00%	100.00%	1,163.59	404.74	(78.69)	70.00	2,723.53	FC	-
Holding company
Rua Martiniano de Carvalho, 851 20º andar, parte, Sao Paulo
Telecomunicaçoes de Sao Paulo, S.A. - TELESP (BRAZIL) (1) (11)		87.49%	87.49%	1,622.09	2,313.90	(1,143.71)	881.57	1,540.02	FC	-
Wireline telephony operator in Sao Paulo
Sao Paulo
Telefónica Finance Limited (ISLE OF MAN)		100.00%	100.00%	0.01	45.94	-	-	0.01	FC	-
Financial
Telefónica Perú Holding, S.A.C. (PERU) (1) (5)		100.00%	100.00%	1,106.30	(102.25)	-	30.23	1,458.98	FC	-
Holding company
Telefónica del Perú, S.A.A. (PERU) (1) (11)	0.14%	98.05%	98.19%	414.08	(12.39)	-	76.10	753.55	FC	-
Operator of local, long distance and international telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz - Lima
Atento Perú, S.A.C. (PERU)		30.00%
Telefónica International Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	434.20	351.47	-	51.40	417.16	FC	-
Holding company
Telefónica Chile Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	0.04	32.98	-	(0.01)	135.39	FC	-
Holding company
Telefónica Internacional de Chile, S.A. (CHILE) (1)		100.00%	100.00%	11.57	1,075.96	-	31.67	32.92	FC	-
Holding company
Compañía de Telecomunicaciones de Chile, S.A. (C.T.C.), (CHILE) (1) (11)		44.89%	44.89%	1,178.65	(240.31)	(38.62)	42.68	685.66	FC	-
Provision of telecommunications services in Chile.
Avenida Providencia, 111 piso 29 Santiago de Chile
Telefónica Mundo, S.A. (CHILE) (1) (11)		99.16%	99.16%	65.51	128.47	-	2.56	196.92	FC	-
Operator of local, long distance and international telephony services in Chile
Avenida Providencia, 127-A Santiago de Chile
Telefónica Gestión de Servicios Compartidos Chile, S.A. (CHILE) (1)		99.90%	44.85%	1.36	0.23	-	0.78	0.92	FC	-
Provision of management and administration services
Avda. Providencia, 111-piso 22. Comuna de Providencia, Santiago de Chile
Atento Chile, S.A. (CHILE) (1) (6)		30.00%
Compañía Internacional de Telecomunicaciones, S.A. (ARGENTINA) (1)		99.98%	99.98%	237.73	(764.00)	-	265.93	N/D	FC	-
Holding company
Av. Ingeniero Huergo, 723, PB - Buenos Aires
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1) (11)		99.96%	99.96%	570.45	(797.58)	-	152.54	N/D	FC	-
Holding company
Tucumán, 1 P-17 Buenos Aires
Telefónica de Argentina, S.A. (ARGENTINA) (1) (11)		98.03%	98.03%	528.16	(744.25)	-	514.34	866.22	FC	-
Telecommunications service provider
Av. Ingeniero Huergo, 723, PB - Buenos Aires
Telefónica Venezuela Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	0.04	32.98	-	(0.01)	66.63	FC	-
Holding company
Compañía Anónima Nacional de Teléfonos de Venezuela, C.A. (CANTV) (VENEZUELA) (1)		6.92%	6.92%	N/D	N/D	N/D	N/D	N/D	C	94.22
Telecommunications service provider
Avenida Libertador, Centro Nacional de Telecomunicaciones, Piso 1 - 1226 Caracas

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98.00%	98.00%	88.54	(49.17)	-	(0.72)	N/D	FC	-
Telecommunications service operator
Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo - Puerto Rico
Telefónica Móviles, S.A. (*) (**) (1) (SPAIN)		21.53%
China Netcom Group Corporation (Hong Kong) Limited (CHINA)		5.00%	5.00%	N/D	N/D	N/D	N/D	452.31	C	452.31
Telecommunications service operator
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	EM	0.18
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	C	20.02
Terra Networks Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	0.39	(2.16)	-	(0.88)	-	FC	-
ISP and portal
Avda. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes, Caracas
Terra Networks Perú, S.A. (PERU) (1)		99.99%	99.99%	2.15	(0.75)	-	(0.17)	-	FC	-
ISP and Portal
Los Sauces, 374 - Torre Roja - San Borja - Lima
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO) (1) (6)		100.00%	100.00%	63.92	(65.80)	-	3.67	11.85	FC	-
Holding company
Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, México
Terra Networks Mexico, S.A. De C.V. (MEXICO) (1) (6)		99.99%	99.99%	0.77	(18.90)	-	(1.50)	2.86	FC	-
ISP and portal and real-time financial information
Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, México
Telefónica Interactiva Brasil , Ltda. (BRAZIL) (1) (6)		100.00%	100.00%	368.17	(295.64)	-	(1.42)	67.58	FC	-
Holding company
Rua Martiniano de Carvalho, 851 20º andar, parte, Sao Paulo
Terra Networks Brasil, S.A. y subsidiarias (BRAZIL) (1) (6)		100.00%	100.00%	325.59	(313.51)	-	(1.41)	26.81	FC	-
ISP and Portal
Rua General Joao Manoel, 90 - Porto Alegre - Rio Grande do Sul
Terra Networks Chile Holding Limitada (CHILE) (1) (6)		99.99%	99.99%	75.17	(49.44)	-	1.65	41.03	FC	-
Holding company
Avda. Vitacura, 2736. Las Condes - Santiago de Chile
Terra Networks Chile, S.A. (CHILE) (1)		100.00%	99.99%	48.48	(49.67)	-	1.64	88.88	FC	-
ISP and Portal
Avda. Vitacura, 2736. Las Condes - Santiago de Chile
Terra Networks Guatemala, S.A. (GUATEMALA) (1) (6)		100.00%	100.00%	11.35	(12.37)	-	(1.18)	0.66	FC	-
ISP and Portal
C/ Diagonal, 6 Edificio Las Margaritas II - Ciudad de Guatemala
Terra Networks El Salvador, S.A. (EL SALVADOR) (1)		99.99%	99.99%	1.85	(1.85)	-	(0.06)	N/D	FC	-
ISP and portal
63 Ave. Sur y Alameda Roosvelt, Centro Fin. Gigante Torre de San Salvador
Terra Networks Honduras, S.A. (HONDURAS)		99.99%	99.98%	0.03	(0.06)	-	-	N/D	FC	-
ISP and portal
Honduras
Terra Networks Costa Rica, S.A. (COSTA RICA) (1)		99.99%	99.97%	0.22	(0.12)	-	(0.05)	N/D	FC	-
ISP and portal
Curridabat, Edificio Domus Plaza, 2ª Planta Oficina 2 - San José

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Terra Networks Nicaragua, S.A. (NICARAGUA)		99.99%	99.96%	-	-	-	-	N/D	FC	-
Internet portal
Nicaragua
Terra Networks Panamá, S.A. (PANAMA) (1)		99.99%	99.95%	-	(2.45)	-	(0.22)	N/D	FC	-
Internet portal
Harry Eno y Piloto, Posada Edificio El Educador - Coopeduc - Bethania
Terra Networks USA, Inc. y Filiales. (USA) (1) (6)		100.00%	100.00%	-	3.57	-	(1.78)	15.65	FC	-
Internet portal
1201 Brickell Avenue, Suite 700, Miami - Florida 33131
Terra Networks Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	0.03	(0.32)	-	(0.17)	-	FC	-
ISP and Portal
Ingeniero Huergo., 723 Piso 17 - Ciudad de Buenos Aires
Terra Networks Colombia Holding, S.A. (COLOMBIA) (1) (6)		100.00%	100.00%	0.09	(0.89)	-	(0.66)	0.75	FC	-
Holding company
Diagonal 97, Nº 17-60, Oficina 402. Bogotá D.C., Colombia
Terra Networks Colombia , S.A. (La Ciudad.com) (COLOMBIA) (1)		99.99%	99.99%	0.01	0.86	-	(0.50)	3.32	FC	-
ISP and portal
Diagonal 97, Nº 17-60, Oficina 402. Bogotá D.C., Colombia
Telefónica Móviles, S.A. (SPAIN) (*) (**) (1) (6) (11)	71.38%	21.53%	92.91%	2,165.28	1,661.87	-	1,918.91	3,051.91	FC	-
Holding company
Goya, 24 - 28001 Madrid
Brasilcel, N.V. (NETHERLANDS) (5)		50.00%	46.46%	0.13	5,829.45	-	20.43	2,179.38	PC	-
Joint Venture
Strawinskylaan 3105 - 1077ZX - Amsterdam
VIVO Brasil Comunic. (BRAZIL) (5)		50.00%	46.46%	0.02	-	-	(19.04)	-	PC	-
Holding company
Rua da Consolação, 247 - 6º andar / sala 57-F São Paulo - SP
Tagilo Participaçoes, Ltda. (BRAZIL) (5)		50.00%	46.45%	127.57	6.72	-	(0.03)	-	PC	-
Ownership of intellectual and industrial property
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Sudestecel Participaçoes, S.A. (BRAZIL) (5)		50.00%	46.46%	698.70	(25.91)	-	(14.55)	-	PC	-
Holding company
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Avista Participaçoes. Ltda. (BRAZIL) (5)		50.00%	46.45%	223.08	(2.75)	-	(11.96)	-	PC	-
Holding company
Rua da Consolação, 247 - 6º andar / sala 57-F São Paulo - SP
Tele Sudeste Celular Participaçoes, S.A. (BRAZIL) (5) (11)		45.51%	42.28%	752.03	269.06	-	200.60	-	PC	-
Holding company
Prai de Botafogo 501,20 andar, parte bela Vista, Sao Paulo
Telerj Celular, S.A. (BRAZIL) (5)		45.51%	42.28%	602.18	61.38	-	40.90	-	PC	-
Provision of wireless communications services
Praia de Botafogo, 501-5º a 8º Andares, Botafogo - Rio de Janeiro

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telest Celular, S.A. (BRAZIL) (5)		45.51%	42.28%	130.51	43.99	-	11.34	-	PC	-
Provision of wireless communications services
Avda. Nossa Senhora da Penha, 275 - Praia de Santa Elena, Vitoria - Espiritu Santo
Telefónica Brasil Sul Celular Participaçoes, S.A. (BRAZIL) (5)		49.25%	45.76%	211.93	17.89	-	9.09	0.53	PC	-
Holding company
Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
Celular CRT Participaçoes, S.A. (BRAZIL) (5) (11)		33.50%	31.13%	118.61	285.47	-	43.40	-	PC	-
Holding company
Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Celular CRT, S.A. (BRAZL) (5)		33.50%	31.13%	206.59	(13.28)	-	-	-	PC	-
Provision of wireless communications services
Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Tele Leste Celular Participaçoes, S.A. (BRAZIL) (5) (11)		25.33%	23.54%	130.51	43.99	-	11.34	-	PC	-
Holding company
Rua Silveria Martins, n 1036, Cabula, Salvador- Bahia
Telebahía Celular, S.A. (BRAZIL) (5)		25.33%	23.54%	129.58	(22.31)	-	(33.46)	-	PC	-
Provision of wireless communications services
Rua Silveria Martins, n 1036, Cabula, Salvador- Bahia
Telergipe Celular, S.A. (BRAZIL) (5)		25.33%	23.54%	111.12	16.07	-	(27.50)	-	PC	-
Provision of wireless communications services
Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe
Ptelecom Brasil, S.A. (BRAZIL) (5)		49.99%	46.44%	956.47	(550.12)	-	(8.03)	-	PC	-
Holding company
Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Portelcom Participaçoes, S.A. (BRAZIL) (5)		49.99%	46.45%	1,282.42	(262.21)	-	(21.98)	-	PC	-
Holding company
Av. Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo
Telesp Celular Participaçoes, S.A. (BRAZIL) (5) (11)		33.04%	30.70%	2,415.60	(638.39)	-	(289.18)	-	PC	-
Holding company
Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Telesp Celular, S.A. (BRAZIL) (5)		33.04%	30.70%	788.15	269.81	-	55.57	-	PC	-
Holding company
Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Global Telcom Telecom, S.A. (BRAZIL) (5)		33.04%	30.70%	1,465.75	(992.04)	-	(85.47)	-	PC	-
Wireless operator
Av. Higienópolis, nº 1635, Curitiba, Parana
Tele Centro Oeste Celular Participações, S.A. (BRAZIL) (5) (11)		17.34%	16.11%	370.02	523.00	-	106.44	-	PC	-
Holding company and telcommunications operator
Sector Comercial Sul, Quadra 2, Bloco C, nº 226, Edif Telebrasilía Celular, 7 andar, Brasilia DF
Telegoiás Celular, S.A. (BRAZIL) (5)		17.34%	16.11%	94.08	154.42	-	50.74	-	PC	-
Wireless operator
Rua 136-C, Quadra F-44, nº 150, Setor Sul Goiania, Goias
Telemat Celular, S.A. (BRAZIL) (5)		17.34%	16.11%	55.06	95.57	-	35.19	-	PC	-
Wireless operator
Av. Getúlio Vargas, nº 1,300, Centro, Cuibá, Matogrosso

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telems Celular, S.A. (BRAZIL) (5)		17.34%	16.11%	42.80	66.46	-	21.65	-	PC	-
Wireless operator
Av. Alfonso Pena, nº 2,386, Ed Dolor de Andrade, Campo Grrande, Matogrosso Do Sul
Teleron Celular, S.A. (BRAZIL) (5)		17.34%	16.11%	13.50	21.41	-	4.24	-	PC	-
Wireless operator
Av. Getúlio Vargas, 1941, Porto Velho, Rondonia
Teacre Celular, S.A. (BRAZIL) (5)		17.34%	16.11%	7.18	11.19	-	0.58	-	PC	-
Wireless operator
Rua Minas Gerais, nº 64, Ivete Vargas, Rio Branco-Acre
Norte Brasil Telecom, S.A. (BRAZIL) (5)		17.34%	16.11%	65.19	14.11	-	5.30	-	PC	-
Wireless operator
Travessa Padre Eutíquio, nº 1,226, Barrio Batista Campos, Belém, Para
Tele Centro Oeste IP, S.A. (BRAZIL) (5)		17.34%	16.11%	4.15	(3.97)	-	(0.10)	-	PC	-
Wireless operator
AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia, DF
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1)		100.00%	92.91%	158.55	(63.95)	-	(0.34)	160.83	FC	-
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (1)		99.03%	92.01%	59.35	(41.12)	-	(5.82)	-	FC	-
Provision of wireless and international long distance communications services
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Multiservicios, S.A. de C.V. (EL SALVADOR) (1)		76.75%	71.31%	7.53	(1.66)	-	(1.10)	-	FC	-
Cable modem system operator
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles Centroamérica, S.A. de C.V. (EL SALVADOR) (3)		99.03%	92.01%	1.21	(0.06)	-	0.21	-	FC	-
Operative company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica El Salvador, S.A. de C.V. (EL SALVADOR) (3)		99.03%	92.01%	0.02	(0.03)	-	(0.02)	-	FC	-
Operative company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
TCG Holdings, S.A. (GUATEMALA) (1)		100.00%	92.91%	351.16	(1.45)	-	0.18	238.54	FC	-
Holding company
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 - Ciudad de Guatemala
Telefónica Móviles Guatemala, S.A. (GUATEMALA) (1)		100.00%	92.91%	248.89	(148.30)	-	(2.01)	-	FC	-
Provision of wireless, wireline and radio paging communications services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Ciudad de Guatemala
Tele Escucha, S.A. (GUATEMALA) (5)		100.00%	92.91%	3.92	(2.30)	-	(0.59)	-	FC	-
Telecommunications and paging service provider
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Ciudad de Guatemala
Infraestructura Internacional, S.A. (GUATEMALA)		70.00%	65.04%	0.48	(0.17)	-	(0.05)	-	FC	-
Telecommunications and paging service provider
5ª Avenida 7-76, Zona 10 - Ciudad de Guatemala
PageMart de Centroamérica		30.00%	27.87%	-	-	-	-	-	C	-
Operative company
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Ciudad de Guatemala

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)		100.00%	92.91%	476.51	393.36	700.00	2,104.85	933.21	FC	-
Provision of wireless communications services
Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Spiral Investments, B.V. (NETHERLANDS) (1)		100.00%	92.91%	38.54	(135.71)	-	(3.19)	-	FC	-
Holding company
Strawinskylaan 3105 - 1077ZX - Amsterdam										-
3G Mobile AG (SWITZERLAND) (9)		100.00%	92.91%	35.43	(77.45)	-	(2.63)	-	FC	-
Wireless telephony operator
Bahnhofplatz 4, 8001 Zurich
Mobipay España, S.A. (SPAIN)		13.36%	12.41%	16.05	7.96	-	(4.79)	-	P/E	0.42
Provision of payment services through wireless telephony
Avda. Europa, 20 - Alcobendas - Madrid
Solivella Investment, B.V. (NETHERLANDS) (1)		100.00%	92.91%	880.70	(1,412.28)	-	(90.04)	-	FC	-
Holding company
Strawinskylaan 3105 - 1077ZX - Amsterdam
Ipse 2000, S.p.A. (ITALY)		45.59%	46.44%	150.50	81.56	-	(1,223.39)	-	P/E	-
Installation and operation of third-generation wireless communications systems
Piazza dei Capprettari, 70 - Roma
Group 3G UMTS Holding, GmbH (GERMANY) (1)		57.20%	53.14%	250.03	(965.51)	-	(32.84)	-	FC	-
Network development and provision of third-generation telecommunications services
Alois-Wolfmüller-Str. 8 80939 Munich
Quam, GmbH (GERMANY) (1)		57.20%	53.14%	250.03	9,001.11	-	(7.32)	-	FC	-
Provider of UMTS services
Alois-Wolfmüller-Str. 8 80939 Munich
Opco Mobile Services GmbH (GERMANY) (1)		57.20%	53.14%	0.05	-	-	-	-	FC	-
Provider of UMTS services
Alois-Wolfmüller-Str. 8 80939 Munich
Médi Telecom, S.A. (MOROCCO) (1)		32.18%	29.90%	427.94	(320.94)	-	11.27	-	P/E	52.64
Provision of wireless communications services
Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca
Terra Mobile Brasil, Ltd. (BRAZIL) (7)		100.00%	92.91%	5.65	(5.63)	-	-	-	FC	-
Inactive company
22º ANDAR 17 - Bairro ou Distrito FLAMENGO, Rio de Janeiro
Gruppo 3G, SRL (ITALY)		100.00%	92.91%	0.07	-	-	-	0.10	C	0.10
Holding company
Via Lepetit, 4 - Milan
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN)		38.50%	35.77%	4.64	-	-	(3.33)	-	EM	0.50
Research, development and commercial operation of wireless services and applications.
Avda. Diagonal, 640 - Barcelona
Simpay, Ltd. (UK)		25.00%	23.23%	-	-	-	-	-	C	-
Payment services through wireless telephony
62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (SPAIN) (8)		100.00%	92.91%	-	-	-	-	-	C	-
Holding company
José Abascal - Madrid

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)		100.00%	92.91%	83.59	(73.14)	-	(1.90)	62.92	FC	-
Ownership of wireless operators in Puerto Rico
Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo
Newcomm Wireless Services, Inc. (PUERTO RICO)		49.30%	45.80%	-	-	-	-	53.84	C	53.84
Wireless operator
OMTP Limited (Open Mobile Terminal Platform) (UK)		2.04%	1.90%	-	-	-	-	-	C	-
MobiPay Internacional, S.A. (SPAIN)		50.00%	46.46%	11.82	(3.58)	-	(2.42)	5,212.00	PC	-
Provision of payment services through wireless telephony
Avenida de Europa 20, Alcobendas, Madrid
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1) (11)		97.97%	91.02%	180.71	31.93	-	(4.33)	254.46	FC	-
Holding company
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles Perú, S.A.C. (PERU) (1) (11)		98.03%	91.08%	38.52	183.43	-	(4.70)	0.17	FC	-
Provision of wireless communications services
Avda. Arequipa, 1155 Lima, 01
Inmuebles Aries, S.A.C. (PERU)		98.03%	91.08%	-	-	-	-	-	FC	-
Billing & Management System, S.A.C. (PERU)		98.03%	91.08%	-	-	-	-	-	FC	-
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)		100.00%	92.91%	450.63	(732.51)	-	(138.25)	789.72	FC	-
Holding company
Ing Huergo 723,piso 17 - Capital Federal
Telefónica Comunicaciones Personales, S.A. (ARGENTINA) (1)		100.00%	92.91%	344.66	(625.98)	-	(1.86)	-	FC	-
Provision of wireless communications services
Ing Huergo 723,piso 17 - Capital Federal
Radio Servicios, S.A. (ARGENTINA) (7)		100.00%	92.91%	0.01	(0.34)	-	(0.02)	-	P/E	-
Inactive company
Ing Huergo 723,piso 17 - Capital Federal
Telefónica de Centroamérica, S.L. (SPAIN) (7)		100.00%	92.91%	0.50	0.01	-	(0.13)	1.33	C	1.33
Inactive company
Gran Vía, nº 28, Madrid
Telefónica Móviles Holding Uruguay, S.A. (URUGUAY) (7)		100.00%	92.91%	30.33	-	-	(0.30)	25.80	FC	-
Inactive company
Plza de la Independencia 8, planta baja, Montevideo
Telefónica Móviles Uruguay, S.A. (URUGUAY) (7)		100.00%	92.91%	24.01	-	-	(0.09)	-	FC	-
Inactive company
Plza de la Independencia 8, planta baja, Montevideo
Wireless Network Ventures (BRITISH VIRGIN ISLANDS)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Palm Grove House, PO Box 438, Tortola, BVI
Paging de Centroamérica, S.A. (GUATEMALA)		100.00%	92.91%	-	-	-	-	-	C	-
Telecommunications and paging service provider
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Ciudad de Guatemala

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telefónica Soporte y Tecnología, S.A. (GUATEMALA)		100.00%	92.91%	-	-	-	-	-	C	-
Telecommunications and paging service provider
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Ciudad de Guatemala
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	1,772.13	(1,468.50)	-	(405.94)	1,176.27	FC	-
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	-	1.15	-	1.84	-	FC	-
Promotion, formation, organization, exploitation, operation and ownership of companies' capital stock.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	119.19	(55.31)	-	2.07	-	FC	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Movitel de Noroeste, S.A. de C.V. (MEXICO) (1)		90.00%	83.62%	17.27	(19.75)	-	(3.72)	-	FC	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Moviservicios, S.A. de C.V. (MEXICO) (1)		99.99%	92.90%	2.22	0.74	-	0.01	-	FC	-
Technical, administrative, consultancy, advisory and supervision services.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefonía Celular del Norte, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	36.82	(107.69)	-	2.54	-	FC	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Celular de Telefonía, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	29.49	(144.93)	-	(17.88)	-	FC	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Enlaces del Norte, S.A. de C.V. (MEXICO) (1)		94.90%	88.17%	0.04	(10.59)	-	12.15	-	FC	-
Acquisition, disposal and custodianship of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.(MEXICO) (1)		97.40%	90.49%	0.70	(9.07)	-	25.51	-	FC	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	888.51	(1,924.45)	-	(387.05)	-	FC	-
Installation, maintenance and operation of public or private telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	704.14	(1,380.70)	-	85.76	-	FC	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso PCS, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	12.63	(388.64)	-	(521.99)	-	FC	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	2.78	0.95	-	(1.84)	-	FC	-
Technical professional services for the development of public telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Activos Para Telecomunicación, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	0.00	(100.30)	-	74.73	-	FC	-
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Telecomunicaciones Punto a Punto México, S.A. de C.V. (MEXICO) (1)		100.00%	92.91%	-	(38.78)	-	(0.70)	-	FC	-
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefónica Telecomunicaciones México (MEXICO) (1)		94.90%	88.17%	-	-	-	-	-	FC	-
Holding company
Río Duero 31, México DF 06500
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE) (1)		100.00%	92.91%	13.96	(6.09)	-	(3.02)	10.84	FC	-
Provision of computer and communications services
Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, de la Ciudad de Santiago de Chile
Inversiones Telefónica Móviles Holding Limitada (CHILE) (1)		100.00%	92.91%	428.23	264.21	-	(32.40)	423.89	FC	-
Holding company
Miraflores 130, piso 12, Santiago e Chile
TEM Inversiones Chile Limitada (CHILE) (1)		100.00%	92.91%	1,119.98	12.48	-	(25.20)	-	FC	-
Holding company
Miraflores 130, piso 12, Santiago e Chile
T. Moviles Chile Distribucion S.A.		99.99%	92.90%	0.02	-	-	(0.04)	-	FC	-
Wireless telephony operator
Fidel Oteíza 1953, Oficina 201, Providencia, Santiago de Chile
Telefónica Móviles Soluciones, S.A.(CHILE) (1)		100.00%	92.91%	13.96	(6.09)	-	(3.02)	-	FC	-
Services company
Miraflores 130, piso 12, Santiago e Chile
Telefónica Móviles eServices Latin America, Inc. (USA)		100.00%	92.91%	12.13	(1.79)	-	4.62	3.25	FC	-
Provider of computer services
Mellon Financial Center 1111 Brickell ave. Suite 1000, Miami, florida 33131
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (1)		100.00%	92.91%	0.02	640.17	-	0.13	658.31	FC	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
BS Ecuador Holdings, Ltd. (BRITISH VIRGIN ISLANDS)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Palm Grove House, PO Box 438, Tortola, BVI
Otecel, S.A. (ECUADOR) (1)		100.00%	92.91%	93.75	62.91	-	2.56	-	FC	-
Provision of wireless communications services
Avda. de la República y la Pradera esq. Casilla, Quito
Cellular Holdings (Central America), Inc. (BRITISH VIRGIN ISLANDS)		100.00%	92.91%	-	-	-	-	37.93	FC	-
Holding company
Palm Grove House, PO Box 438, Tortola, BVI
Guatemala Cellular Holdings, B.V. (NETHERLANDS) (1)		100.00%	92.91%	0.02	27.71	-	(0.01)	29.40	FC	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
TMG (BVI) Holdings, Ltd. (BRITISH VIRGIN ISLANDS)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Palm Grove House, PO Box 438, Tortola, BVI
Centram Communications, LP (BRITISH VIRGIN ISLANDS)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Palm Grove House, PO Box 438, Tortola, BVI

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

TEM Guatemala Ltd. (BRITISH VIRGIN ISLANDS)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Palm Grove House, PO Box 438, tortola, BVI
Central America Services Holding, Ltd. (BRITISH VIRGIN ISLANDS) (7)		100.00%	92.91%	-	-	-	-	-	FC	-
Inactive company
Palm Grove House, PO Box 438, tortola, BVI
Multi Holding Corporation (PANAMA) (11)		99.96%	92.87%	-	-	-	-	300.91	FC	-
Holding company
Edificio HSBC, Piso 11, Avd Samuel Lewis - Panamá
Panamá Cellular Holdings, B.V. (NETHERLANDS)		100.00%	92.91%	0.02	243.37	-	(7.40)	238.25	FC	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
BellSouth Panamá, Ltd. (CAYMAN ISLANDS) (1)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Cayman Islands
Panamá Cellular Holdings, LLC (USA) (1)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Delaware
BSC de Panama Holdings, SRL (PANAMA)		100.00%	92.91%	-	100.65	-	2.08	-	FC	-
Holding company
Avda Samuel Lewis y Calle 54, Edificio Afra, Panamá
BSC Cayman (CAYMAN ISLANDS)		99.98%	92.89%	-	-	-	-	-	FC	-
General Partnership
Cayman Islands
Telefónica Móviles Panamá, S.A. (PANAMA) (1)		100.00%	92.91%	78.10	110.29	-	41.64	-	FC	-
Wireless telephony operator
Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Ciudad de Panamá
Panamá Cellular Investments, LLC (USA)		69.51%	64.58%	-	-	-	-	-	FC	-
Services company
Delaware
Latin American Cellular Holdings, B.V. (NETHERLANDS) (1)		100.00%	92.91%	0.02	1,251.41	-	(17.21)	1,226.80	FC	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Ablitur, S.A. (URUGUAY)		100.00%	92.91%	44.80	(10.62)	-	8.77	-	FC	-
Holding company
Constituyente 1467 Piso 23, Montevideo 11200
Redanil, S.A. (URUGUAY)		100.00%	92.91%	6.32	21.09	-	1.20	8.33	FC	-
Holding company
Constituyente 1467 Piso 23, Montevideo 11200
Abiatar, S.A. (URUGUAY) (1)		100.00%	92.91%	6.88	24.99	-	0.66	-	FC	-
Wireless operator and services
Constituyente 1467 Piso 23, Montevideo 11200
Telefónica Móviles Nicaragua, S.A. (NICARAGUA)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Managua

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Pisani Resources y Cía, Ltd. (NICARAGUA)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Managua
Doric Holding y Cía, Ltd. (NICARAGUA)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Managua
Kalamai Holdings, Ltd. (BRITISH VIRGIN ISLANDS)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Palm Grove House, PO Box 438, tortola, BVI
Kalamai Hold. Y Cía, Ltd. (NICARAGUA)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding company
Managua
Telefonía Celular de Nicaragua, S.A. (NICARAGUA) (1)		100.00%	92.91%	12.33	35.32	-	(6.96)	-	FC	-
Wireless telephony operator
Carretera Mazalla, Managua
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) (1)		65.14%	60.52%	0.67	104.19	-	(107.42)	0.15	FC	-
Holding company
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
Telcel, C.A. (VENEZUELA) (1)		100.00%	92.91%	26.20	430.24	-	187.98	134.43	FC	-
Wireless telephony operator
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Sistemas Timetrak, C.A. (VENEZUELA) (1)		75.00%	69.68%	1.68	9.60	-	-	N/D	FC	-
Fleet locating services
Calle Pantin, Edificio Grupo Secusat. Piso 3. Caracas, Venezuela
Servicios Telcel, C.A. (VENEZUELA) (1)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telcel International, Ltd. (CAYMAN ISLANDS)		100.00%	92.91%	-	-	-	-	-	FC	-
Holding Company
Cayman Islands
Corporación 271191, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Sale and purchase of real estate
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Promociones 4222. C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Sale and purchase of real estate
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Mérida, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Ciudad Ojeda, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. San Cristóbal (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

S.T. Maracaibo, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Punto Fijo, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Valera, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Valencia, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
SyRed, T.E.I., C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Servicios Telcel Acarigua, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Servicios Telcel Barquisimeto, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Servicios Telcel Charallave (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Cumana, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Guarenas, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Los Teques, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Maracay, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Margarita, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Maturín, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
S.T. Puerto Ordaz, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

S.T. Puerto la Cruz, CA (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
S.T. La Guaira, C.A. (VENEZUELA)		100.00%	92.91%	-	-	-	-	-	FC	-
Telecommunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
Olympic, Ltda. (COLOMBIA) (1)		100.00%	92.91%	0.03	935.73	-	(18.13)	-	FC	-
Holding company
Av. 82 Nº 10-62, piso 6
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1)		100.00%	92.91%	0.35	1,113.63	-	1.57	116.35	FC	-
Wireless operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Bautzen, Inc. (PANAMÁ)		100.00%	92.91%	0.26	(0.24)	-	-	-	FC	-
Financial management
Ciudad de Panamá
Comoviles, S.A. (COLOMBIA)		99.97%	92.88%	-	0.21	-	(0.01)	-	FC	-
Telecommunications services
Calle 100 Nº 7-33, piso 17, Bogotá
Comunicaciones Trunking, S.A. (COLOMBIA)		99.95%	92.87%	0.02	0.08	-	(0.01)	-	FC	-
Provision of trunking services
Calle 100 Nº 7-33, piso 16, Bogotá
Paracomunicar, S.A. (COLOMBIA)		99.31%	92.27%	-	-	-	-	-	FC	-
Telecommunications services
Calle 100 Nº 7-33, piso 17, Bogotá
Kobrocom Electrónica, Ltd. (COLOMBIA)		99.95%	92.87%	0.05	(0.02)	-	-	-	FC	-
Telecommunications services
Calle 100 Nº 7-33, piso 15, Bogotá
Telefónica Móviles Chile Inversiones. S.A. (CHILE)		100.00%	92.91%	31.72	(44.66)	-	(1.79)	9.76	FC	-
Holding company
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Telefónica Móviles Chile larga Distancia, S.A. (CHILE)		100.00%	92.91%	31.75	(45.29)	-	(0.58)	-	FC	-
Wireless operator
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Telefónica Móviles Chile, S.A. (CHILE)		100.00%	92.91%	341.62	8.80	-	10.62	307.80	FC	-
Wireless operator
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Intertel, S.A. (CHILE)		100.00%	92.91%	-	0.02	-	-	-	FC	-
Wireless operator
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Telefónica Móviles Inversora, S.A. (ARGENTINA)		100.00%	92.91%	0.02	0.42	-	(0.17)	-	FC	-
Holding company
Av. Libertador 602, Piso 20 - Buenos Aires
B.A. Celular Inversora.S.A. (ARGENTINA)		100.00%	92.91%	0.02	0.41	-	(0.17)	370.17	FC	-
Holding company
Av. Libertador 602, Piso 4 - Buenos Aires
Compañía Radiocomunicaciones Móviles, S.A. (ARGENTINA)		100.00%	92.91%	7.76	112.57	-	(42.51)	141.68	FC	-
Wireless telephony operator
Ingeniero Butty 240, Piso 4, Buenos Aires.

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Compañía de Teléfonos del Plata (ARGENTINA)		100.00%	92.91%	0.01	0.86	-	(0.03)	-	FC	-
Wireless telephony operator
Av. Libertador 602, Piso 4, Buenos Aires
TLD Top Level Domain Ltd.		N/D	N/D	N/D	N/D	N/D	N/D	0.72	C	0.72
Other shareholdings		N/A	N/A	-	-	-	-	5.38	C	5.38
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (5)	40.00%	10.00%	50.00%	1.37	0.69	(0.19)	1.66	1.44	EM	1.49
Factoring
Avda. Paulista, 1106
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (5)	50.00%		50.00%	5.11	1.74	-	2.76	2.64	EM	5.00
Loans and credits (consumer and mortgage loans and commercial transactions)
Pedro Teixeira, 8 - 28020 Madrid
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.76%	93.76%	40.00	1.83	(3.33)	1.66	21.97	FC	-
Holder of 5,225,000 Portugal Telecom, S.A. shares
Strawinskylaan 1725, 1077 XX Amsterdam
Torre de Collçerola, S.A. (SPAIN) (2)	30.40%		30.40%	12.02	0.56	-	-	2.45	EM	3.83
Operation of a telecommunications mast and technical assistance and consulting services
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Telefónica Publicidad e Información, S.A. (SPAIN) (1) (6) (11)	59.90%		59.90%	18.05	99.80	-	125.30	3.98	FC	-
Publishing of directories and advertising in all types of media
Avda. de Manoteras, 12 - 28050 MADRID
Telinver, S.A. (ARGENTINA) (1)		100.00%	59.90%	35.00	(0.19)	-	(19.51)	57.54	FC	-
Publication and sale of telephone directories
Av. Ingeniero Huergo, 723 - Buenos Aires
Other shareholdings
Telefónica Publicidad e Información Direct, S.L. (SPAIN) (2)		100.00%	59.90%	0.06	0.52	-	(1.00)	0.64	FC	-
Direct marketing related activities
Avda. de Manoteras, 12 - 28050 MADRID
Telefónica Publicidad e Información Edita, S.A.U. (SPAIN) (1)		100.00%	59.90%	0.66	9.35	-	(4.17)	11.02	FC	-
Publishing of technical and professional directories in various industries
Fuerteventura, 21- San Sebastián de los Reyes. Madrid
Edinet Europa, S.A.U. (SPAIN) (2)		100.00%	59.90%	0.06	-	-	0.73	0.35	FC	-
Publishing
Avda. de Manoteras, 12 - 28050 MADRID
Adquira Spain, S.A. (SPAIN) (2)		20.00%	11.98%	1.56	30.75	-	(0.33)	3.17	EM	1.01
E-commerce
Goya, 4, 4ª planta - Madrid
Telefónica Publicidad e Información Internacional, S.A.U. (SPAIN) (1)		100.00%	59.90%	48.83	1.00	-	3.37	49.34	FC	-
Holding company
Avda. de Manoteras, 12 - 28050 MADRID
Directories Holding, B.V. (NETHERLANDS)		100.00%	59.90%	0.02	13.10	-	0.77	47.58	FC	-
Holding company
Drentestraat 24 BG 1083 HK - Amsterdam
Publiguías Holding, S.A. (CHILE) (1)		100.00%	59.90%	13.73	(3.73)	-	2.28	13.20	FC	-
Holding company
Avda. Santa María 0792 - Providencia - Santiago de Chile
Edinet América, S.A. (CHILE) (2)		100.00%	59.90%	0.38	0.03 -	-	(0.28)	0.36	FC	-
Publishing
Avda. Santa María 0792 - Providencia - Santiago de Chile

(*)	Companies included in the 2004 consolidated tax statement.
(**)	Companies included in the 2004 consolidated tax statement.

	% OWNERSHIP			CAPITAL	RESERVES	INTERIM DIVIDEND	PROFIT (LOSS)	GROSS BOOK VALUE	CON- SOLIDATION METHOD	VALUE ON CON- SOLIDATION (10)

	DIRECT	INDIRECT	TELEFÓNICA GROUP

Impresora y Comercial Publiguías, S.A. (CHILE) (1)		100.00%	59.90%	2.96	0.66	-	54.04	47.31	FC	-
Publication and sale of telephone directories
Avda. Santa María 0792 - Providencia - Santiago de Chile
Other shareholdings		N/A	N/A	N/A	N/A	-	N/A	0.21	C	0.21
Telefónica Publicidad e Información Perú, S.A.C. (PERU) (1)		100.00%	59.90%	0.25	(0.14)	-	4.90	18.25	FC	-
Publishing of market directories in Peru
Paseo República, 3755 San Isidro, Lima
Telefónica Publicidade e Informaçao, Ltda. (BRAZIL) (1)		100.00%	59.90%	71.40	11.98	-	(76.19)	80.88	FC	-
Publishing of directories and advertising
Rua Gomes de Carvalho, 1507 Vila Olimpia, Sao Paulo - Brasil
11888 Servicio Consulta Telefónica, S.A. (SPAIN) (1)		100.00%	59.90%	0.06	0.01	-	6.02	0.06	FC	-
Provision of wireline public telephone and directory enquiry service
Avda. de Manoteras, 12 - 28050 MADRID
Services de Renseignements Telephoniques, S.A.S. (FRANCE)		100.00%	59.90%	0.04	-	-	(0.04)	0.04	FC	-
Provision of wireline public telephone and directory enquiry service
Alac Etile 003, Rue du Colonel Moll - 75017 París
Servizio Di Consultazione Telefonica, S.R.L. (ITALY) (1)		100.00%	59.90%	0.01	-	-	(5.56)	0.01	FC	-
Provision of wireline public telephone and directory enquiry service
Via Boschetti, 4 - Milan
Guia Local Network, S.A. (BRAZIL)		20.00%	11.98%	3.70	-	-	(2.93)	1.57	C	1.57
City guide Internet portal
Avda. Das Americas, 500 Bl. 6A - Rio de Janeiro
Euredit, S.A. (FRANCE)		5.00%	2.99%	2.80	2.08	-	2.64	0.23	C	0.23
Publication of European yearbooks
Avda. Friedland, 9 - 75008 París (*)
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31.75%		31.75%	12.02	56.77	-	6.38	3.82	EM	23.07
Operation of a gaming terminal system for the Spanish State Gaming Organization
Manuel Tovar, 9 - 28034 Madrid
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (5)	8.78%	1.06%	9.84%	1,128.86	1,423.42	-	355.30	831.60	EM	796.06
Holding company
Avda. Fontes Pereira de Melo, 40 - 1089 Lisboa
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (5) (6)	1.07%		1.07%	1,662.00	8,831.00	(1,167.00)	3,806.00	555.62	C	546.13
Banking
Plaza de San Nicolás, 4 - 48005 Bilbao (Vizcaya)
O2 plc (UK) (2) (6)	4.97%		4.97%	13.13	14,835.84	-	153.22	1,265.83	C	1,255.62
Wireless services provider in Europe
Wellington Street - Slough - Berkshire SL1 1YP
Amper, S.A. (SPAIN) (5) (6)	6.10%		6.10%	27.91	17.95	-	4.90	11.82	C	11.89
Development, manufacture and repair of telecommunications systems and equipment and related components
Marconi, 3 - 28760 Tres Cantos - Madrid
I-CO Global Communications (HOLDINGS) Limited (UK)	N/D		N/D	N/D	N/D		N/D	6.02	C	6.02
Other investments	N/A	N/A	N/A	N/A	N/A		N/A	8.41	C	8.41

(*) Companies included in the 2004 consolidated tax statement.	TOTAL CONSOLIDATED VALUE OF ASSOCIATES (Note 9)	1,664.35
(**) Companies included in the 2004 consolidated tax statement.
	TOTAL CONSOLIDATED VALUE OF SUBSIDIARIES (Note 8)	2,717.95

(1) Company audited by Ernst & Young, S.L.	FC Fully consolidated companies.	(7) Inactive company
(2) Company audited by PriceWaterhouseCoopers.	PC Proportionally consolidated companies.	(8) Company in liquidation.
(3) Company audited by K.P.M.G. Peat Marwick.	EM Companies accounted for by the equity method.	(9) Pro-forma figures.
(4) Company audited by B.D.O Audiberia.	C. Investees.	(10) This value relates to the contribution to the Telefónica Group
(5) Company audited by Deloitte & Touche. In Spain, Deloitte & Touche España,	N/D No data.	and not to the subgroups to which the contributing companies belong.
(6) Consolidated figures.	N/A Not available.	(11) Companies listed on international stock exchanges at December 31,
Provisional figures for associates and investees.		2005.
Financial information obtained from the financial statements, if any, prepared by the company.

APPENDIX II.

Changes to the 2005 consolidation scope are described in the following sections.

Telefónica

In 2005, Telefónica acquired 1,155 shares in Dutch company Endemol Holding, N.V. (Endemol) for a total outlay of 0.03 million euros. These acquisitions took the Telefónica Group’s total holding in Endemol’s share capital to 99.704% .

In 2005, Endemol Investment B.V., a 99.7% owned subsidiary of Telefónica, S.A. held a public offering of Endemol, N.V. shares. The offering price was 9 euros per share and the total number of shares sold amounted to 31,250,000 ordinary shares, representing 25% of the company’s share capital. The sale generated a profit of 55.58 million euros, which was recognized in the Telefónica Group’s income statement under “Gain on disposal of assets" under “Other income” (see Note 19).

The shares placed in the offering trade on the AEX Eurnet Amsterdam index of the Amsterdam Stock Exchange since November 22, 2005.

Endemol is still fully consolidated in the Telefónica Group.

Telefónica, S.A. also sold IN 2005, 611,824 shares of Portugal Telecom, S.G.P.S., S.A. (P.T.) for a total of 5.13 million euros. On December 21, P.T. cancelled a total of 37,628,550 treasury shares equivalent to 3.23% of its current share capital. On conclusion of the share cancellation, the Telefónica Group’s holding in the Portuguese telecoms operator stood at 9.84% (9.96% in nominal terms). P.T. is still accounted for in the Telefónica Group's consolidated financial statements by the equity method.

Spanish company Telefónica Procesos y Tecnología de la Información, S.A. was absorbed by Telefónica Gestión de Servicios Compartidos, S.A. in February this year. Telefónica Procesos y Tecnología de la Información, S.A., which was fully consolidated in the consolidated financial statements of the Telefónica Group, was therefore removed from the consolidation scope.

On April 19, 2005 Telefónica Wholesale Services, S.L. (TIWS), a Spanish subsidiary of Telefónica Datacorp, S.A., concluded a 212.68 million euro capital increase that was fully subscribed by Telefónica, S.A and paid for via the non-monetary contribution of Uruguyaun company International Wholesale Services America, S.A. On conclusion of the transaction, Telefónica, S.A. owned 92.513% of the share capital of TIWS, which continues to be fully consolidated in the statements of the Telefónica Group, which now owns 100% of its equity.

On June 10, the European Commission authorized Telefónica’s bid to take over Czech operator Cesky Telecom a.s. by acquiring 51.1% of its share capital. The acquisition was concluded on June 16 at a price of 502 Czech crowns per share. Telefónica then launched a tender offer for the remaining 48.9% of Cesky Telecom then in the hands of minority shareholders. The tender offer closed on September 19, with Telefónica acquiring 58,985,703 shares at a price of 456 Czech crowns per share. In all, Telefónica paid 3,662.53 million euros to increase its interest in the Czech operator. After these acquisitions, Telefónica’s total shareholding in the company is equivalent to 69.41% . Cesky Telecom is now fully consolidated in the Telefónica Group.

The carrying amounts and fair values of the assets and liabilities acquired, the acquisition cost and the goodwill arising from the acquisition of Cesky Telecom at the acquisition date are as follows:

	Millions of euros
Cesky Telecom, a.s.
	Carrying amount	Fair value

Intangible assets	350.70	1,532.57
Goodwill	443.56	443.56
Property, plant and equipment	3,091.15	3,087.08
Non-current financial assets	10.54	10.54
Other current assets	375.83	378.82

Non-current trade payables	(437.50)	(516.87)
Deferred tax liabilities	(202.29)	(473.95)
Current liabilities	(584.97)	(542.04)
Change in equity June - September	-	41.87

Net asset value	3,047.16	3,961.59
Minority interests	932.02	1,211.71
Acquisition cost		3,662.53
Goodwill		912.66

In June 2005 Telefónica S.A. sold 4,300,000 shares in its subsidiary Telefónica Publicidad e Información, S.A. The sale generated a capital gain of 27.36 million euros recognized under “Gain on disposal of assets” under “Other income” in the Telefónica Group income statement. On conclusion of the sale, the Telefónica Group’s holding in TPI stood at 59.90% . TPI is still fully consolidated in the Telefónica Group.

In March the Telefónica Group bought the 50% interest in Azeler Automoción, S.A., then owned by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). The transaction gave Telefónica control of Azeler’s entire share capital. Azeler was previously accounted for in the Telefónica Group’s consolidated financial statements by the equity method, but will now be fully consolidated.

In parallel with the aforementioned transaction, the Telefónica Group sold to BBVA its 50% interest in Spanish company Iniciativas Residenciales en Internet, S.A. (ATREA). As a result of the sale, ATREA, which was accounted for in the consolidated financial statements of the Telefónica Group by equity method, was removed from the consolidation scope.

The combined transaction meant a total outlay for Telefónica of 1.84 million euros and generated goodwill of 1.54 million euros.

On April 14, 2005 Telefónica concluded an agreement to sell its 54.15% interest in Onetravel.com, Inc. at a price of 26.4 million US dollars. Proceeds from the sale amounted to 3 million euros. The company, which was fully consolidated in the consolidated financial statements of the Telefónica Group, was therefore eliminated from the consolidation scope.

Fully consolidated Spanish company Terra Networks Latam, S.L. and Dominican company Terra Networks Caribe, S.A. were wound up in June 2005 and therefore eliminated from the consolidation scope.

In July, Telefónica, S.A. took over and merged Terra Networks, S.A., with economic effects from January 1, 2005. Terra Networks, S.A. was dissolved and all of its assets and liabilities were transferred to Telefónica, S.A. by means of a share swap consisting of two Telefónica, S.A. treasury shares for every nine Terra shares. The company, which was fully consolidated in the financial statements of the Telefónica Group, was therefore eliminated from the consolidation scope.

T.P.I. Group

In 2005 the 100%-owned Spanish subsidiary of Telefónica Publicidad e Información, S.A. (TPI), 11888 Servicio Consulta Telefónica, S.A., established French company Services de Renseignements Telephoniques, S.A.S., subscribing and paying 0.04 million euros for its entire share capital. The new company is fully consolidated in the Telefónica Group.

Also in 2005, 11888 Servicio Consulta Telefónica, S.A created the Italian company Di Consultaziones Telefónica, S.R.L. subscribing and paying 0.01 million euros for all shares comprising its share capital. The company is now fully consolidated in the consolidated financial statements of the Telefónica Group.

On November 11 Telefónica Group companies Telefónica Publicidad e Información, S.A. (the dominant shareholder) and Telefónica Publicidad e Información Internacional, S.A.U. bought from Telefónica de Argentina, S.A. 95% and 5%, respectively, of the share capital of Argentine company Telinver, S.A. for a total outlay of 57.0 million euros (66.72 million US dollars). The operation was financed by Telefónica Argentina, S.A. by debt maturing in 2008. Telinver continues to be fully consolidated in the Telefónica Group.

Telefónica de España Group

Soluciones Tecnológicas para la Alimentación, S.L., a Spanish company in which Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. had a 45% shareholding, was sold in February 2005. The company, which was reported by equity method, therefore no longer appears in the Telefónica Group consolidated financial statements.

In March Telefónica de España S.A.U. sold its 0.73% interest in INTELSAT for 17.77 million euros, generating a capital gain of 17.58 million euros. The company was reported under “Other investments” in “Non-current financial assets” on the Telefónica Group’s consolidated balance sheet.

In May Telefónica Soluciones Sectoriales, S.A.’s finalized its withdrawal from IT7 (formerly Incatel), Instituto Canario de Telecomunicaciones S.A., by returning to the other shareholders the 31% interest it held in the company at December 31, 2004. The company was therefore excluded from the Telefónica consolidated financial statements, where it was previously accounted for by the equity method.

In June the Spanish company Segurvirtual MVS, S.A., 49%-owned by Telefónica Data España, S.A. was liquidated. The company was therefore excluded from the Telefónica consolidated financial statements, where it was previously accounted for by the equity method.

June also saw the liquidation of Telefónica Sistemas el Salvador, S.A. de C.V, a Salvadorean company 99.5% -owned by Soluciones Informáticas y Comunicaciones de España, S.A.U. The company, which was previously fully consolidated, was therefore excluded from the consolidation scope.

Telefónica Telecomunicaciones Públicas took part in the incorporation of a new Spanish company, Telefónica Salud, S.A, subscribing and paying 0.06 million euros for 51% of the company’s initial share capital. Telefónica Salud, S.A. is now fully consolidated in the Telefónica Group.

Telefónica Soluciones Sectoriales, S.A., meanwhile, was involved in the incorporation of another new Spanish company, Ceuta Innovación Digital, S.L., subscribing for and paying up 40% of the company’s initial share capital. The Telefónica Group accounts for this investment by the equity method.

August marked the sale of Spanish company Bitel Baleares Innovación Telemática, S.A.for 0.75 million euros and a capital gain of 0.25 million euros which is recognized in the Telefónica Group income statement as “Gain on disposal of consolidated companies” under “Other income.” The company was accounted for in the consolidated financial statements of the Telefónica Group by equity method but has now been excluded from the consolidation scope.

On September 1, 2005 Spanish company Agencia de Certificación Electrónica, S.A. was absorbed by its sole shareholder Telefónica Data España, S.A., on the latter’s decision. Agencia de Certificación Electrónica, S.A. was fully consolidated in the consolidated financial statements of the Telefónica Group but has now been removed from the consolidation scope.

Telefónica Móviles Group

The acquisitions of 100% of the Chilean and Argentine operators owned by BellSouth were concluded on January 7 and January 11, 2005, respectively, thereby completing the purchase of the Latin American cellular operators from BellSouth.

The total acquisition cost for Telefónica Móviles, adjusted for the outstanding net debt at these two operators, was 519.39 million euros for Radiocomunicaciones Móviles, S.A. (Argentina) and 317.56 million euros for Telefónica Móviles Chile, S.A.

The net carrying amounts of the assets and liabilities acquired from BellSouth operators in Chile and Argentina and the goodwill generated, after the purchase price allocation to the fair value recognition of all assets and liabilities assumed in the acquisition, are as follows:

	Millions of euros

2005	Carrying amount	Fair value

ASSETS

Intangible assets	127	212
Property, plant and equipment	322	155
Non-current financial assets	3	3
Deferred tax assets	128	128

Current assets	330	287

LIABILITIES

Non-current trade payables	(110)	(110)
Deferred tax liabilities	(121)	(112)

Current trade payables	(421)	(421)
Current provisions	(71)	(71)

Net asset value	187	71

Acquisition cost		837

Goodwill		766

The capital increase for approximately 2.054 million Brazilian reals carried out by Telesp Celular Participaçoes, S.A. on January 4, 2005 was fully subscribed. Brasilcel, N.V. now owns 65.70% of Telesp Celular Participaçoes, S.A.

On April 20, 2005, Telefónica Móviles, through its subsidiary TEM Puerto Rico, Inc., converted the promissory notes representing 49.9% of the share capital of Puerto Rican company Newcomm Wireless Services, thereby acquiring a 49.9% shareholding.

Also in April 2005 Telcel, C.A increased its capital by 26.791 thousand US dollars. The new shares were subscribed for in full by Telefónica Móviles, S.A., thus bringing its stake in Telcel to 91.63% . The company is still fully consolidated in the Telefónica Group.

Also in 2005, 100%-owned Telefónica Móviles, S.A. subsidiary TES Holding, S.A. acquired an additional interest in Telefónica Móviles El Salvador, S.A. This acquisition raised TES Holding, S.A.’s stake in Telefónica Móviles El Salvador, S.A. to 99.03% . The company is still fully consolidated in the Telefónica Group.

April 2005 marked the conclusion of Telefónica Móviles, S.A.’s bid to acquire the minority interests in Peruvian subsidiary Comunicaciones Móviles de Perú, S.A. At the close of the operation, Telefónica Móviles, S.A. owned 99.89% of its Peruvian subsidiary. Subsequently, on June 1, 2005, Comunicaciones Móviles Perú, S.A. was merged with Telefónica Móviles Perú, S.A.C. Directly and indirectly, the Telefónica Móviles Group controls 98.03% of the new company Telefónica Móviles Perú, S.A., which is fully consolidated in the Telefónica Group’s financial statements.

In June 2005 the Group acquired an additional 0.38% of Telefónica Móviles Panamá for 2.19 million euros. Following this and subsequent acquisitions, Telefónica Móviles controls 99.98% of the company.

Also in June, Spanish company Tempos 21 Innovación en Aplicaciones Móviles, S.A was included in the Telefónica consolidated group by the equity method, effective retroactively at January 1, 2005.

In July 2005, certain assets of companies comprising the Brasilcel Group were capitalized. The Group’s new holding in these companies is as follows:

Brasilcel, N.V.	Shareholding

Tele Sudeste Celular Participações, S.A.	91.03%
Tele Leste Celular Participações, S.A.	50.67%
Celular CRT Participações, S.A.	66.36%
Telesp Celular Participaçoes, S.A.	66.09%
Tele Centro Oeste Participaçoes, S.A.	34.68%

Newcomm Wireless Services carried out a capital increase in August 2005 to which the Group decided not to subscribe. As a result its holding in this company was reduced to 49.3% .

In September 2005 Telefónica Móviles approved the merger by absorption of Telefónica Móviles Interacciona, S.A., a company in which it was the sole shareholder. The company is still fully consolidated in the Telefónica Group.

In October 2005, the Venezuelan companies Telcel, C.A., Servicios Telcel, C.A. and Telecomunicaciones BBS, C.A. merged, giving rise to Telcel, C.A. The company is still fully consolidated in the Telefónica Group.

In November 2005 Telefónica Móviles, S.A. bought the remaining 2.08% of Telefónica Móviles Argentina, S.A, for 1.99 million euros, giving it 100% control of this subsidiary. The company is still fully consolidated in the Telefónica Group.

In December 2005 Telefónica Móviles, S.A. reached an agreement to buy 8% of Telefónica Móviles México, S.A. de C.V in exchange for shares in Telefónica, S.A. The sale entailed an outlay of 177.27 million euros and gave Telefónica Móviles 100% control of the subsidiary, which is still fully consolidated in the Telefónica Group.

December 2005 also saw the merger by absorption of TEM Guatemala y Cia. S.C.A. (the absorbing company) and Telefónica Móviles Guatemala, S.A. (absorbed company) and Tele-Escucha, S.A. (absorbed company). The company arising from the merger has taken the name Telefónica Móviles Guatemala, and continues to be fully consolidated in the Telefónica Group.

Telefónica Internacional Group

On July 27, 2005, Telefónica Internacional, S.A. acquired 100% of Telefónica, S.A.’s holdings in Terra México Holding, Terra Colombia Holding, Terra Guatemala, Terra Venezuela, Terra Argentina, Terra USA and Terra Brasil Group. Also on this date, Telefónica Internacional, S.A. assumed 100% of the net debt owed by the aforementioned Terra Group companies to Telefónica, S.A.

In August, Telefónica Internacional sold US company, Communication Technology, Inc. (CTI), in which it was the sole shareholder, realizing a capital loss of 3.71 million euros which is recorded on the Telefónica Group’s income statement in “Losses on disposal of consolidated companies” under “Other expenses.” The company, which was fully consolidated in the financial statements of the Telefónica group, was therefore removed from the consolidation scope.

Colombian company Telefónica Data Colombia, S.A. carried out a capital increase in September that was subscribed for in full by Spanish company Telefónica DataCorp, S.A. The operation gave the Spanish company, which previously owned 65% of Telefónica Data Colombia, S.A, 100% control. The company is still fully consolidated in the Telefónica Group’s consolidated financial statements.

Telefónica de Contenidos Group

In the first quarter of 2005 the Telefónica de Contenidos Group sold all the shares it owned in LS4 Radio Continental, S.A. and Radio Estéreo, S.A., realizing capital gains on disposal of 7.22 and 0.20 million euros, respectively. The companies were fully consolidated in the financial statements of the Telefónica Group but have now been removed from the consolidation scope.

In the course of 2005 Sogecable, S.A. increased its share capital by 7,560,261 shares with a par value of 2 euros each and bearing an issue premium of 22.47 euros. The Telefónica Group subscribed 1,801,689 of these shares, paying a total of approximately 44.10 million euros. As a result, the Group’s shareholding in Sogecable is unchanged, at 23.83% of its total share capital. Sogecable, S.A. is still accounted for in the Telefónica Group consolidated financial statements by the equity method.

Atento Group

On July 29, 2005 Atento Brasil, S.A. acquired 100% of the share capital of Brazilian company Beans Administradora de Cartóes de Crédito, Ltda. In August, it was merged with the parent Atento Brasil, S.A. Beans was fully consolidated in the financial statements of the Telefónica Group but was therefore removed from the consolidation scope.

Telefónica Gestión de Servicios Compartidos Group

Spanish company Telefónica Gestión de Servicios Compartidos, S.A. has acquired the entire share capital of Mexican subsidiary Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. and Brazilian company Telefónica Gestao de Serviços Compartilhados do Brasil, Ltda. from its parent Telefónica, S.A. at a price of 2.83 million and 2.74 million euros, respectively. Both companies are still fully consolidated in the Telefónica Group.

Telefónica Gestión de Servicios Compartidos, S.A. has also bought from its parent Telefónica, S.A. 11,400 shares representing 95% of the capital of Argentine company Telefónica Gestión de Servicios Compartidos Argentina, S.A. for 0.04 million euros. The company is still fully consolidated in the Telefónica Group.

As reported in the section on Telefónica, S.A. above, in the first quarter of 2005 Telefónica Gestión de Servicios Compartidos, S.A. absorbed the Spanish company Telefónica Procesos y Tecnología de la Información, S.A. (T.P.T.I.), thereby acquiring all property, rights and obligations pertaining to the now-extinct T.P.T.I. T.P.T.I. has therefore been removed from the consolidated financial statements of the Telefónica Group, within which it was fully consolidated.

In November Spanish company Telefónica Gestión de Servicios Compartidos, S.A. acquired the entire 10,238,949 shares 99.99% of total capital in Peruvian subsidiary Telefónica Gestión de Servicios Compartidos Perú S.A.C. formerly belonging to its parent Telefónica, S.A. for 3.74 million euros. The company is still fully consolidated in the Telefónica Group.

2004

The changes in the consolidation scope in the year ended December 31, 2004 were as follows:

Telefónica

In 2004 Telefónica acquired 71,693 shares of the Dutch company Endemol Entertainment Holding,N.V. (Endemol) for 1.79 million euros. These acquisitions took the Telefónica Group’s total holding in Endemol’s share capital to 99.70% .

Telefónica, S.A. acquired 52,820,862 shares of Portugal Telecom, S.G.P.S., S.A. for 475.14 million euros, giving rise to consolidation goodwill of 344.52 million euros. In addition, on December 29, 2004, Portugal Telecom reduced capital by canceling 87,799,950 treasury shares, representing 7% of share capital. Following these transactions, Telefónica increased its direct holding in this company to 8.55% . The direct and indirect effective ownership interest by the Telefónica Group was 9.58% . After these acquisitions, this company was consolidated in Telefónica Group's consolidated financial statements by the equity method.

The Spanish subsidiary Inmobiliaria Telefónica, S.L.U. was dissolved without liquidation through the overall transfer of its assets and liabilities to its sole shareholder, Telefónica, S.A. and the subsequent extinction of the company. This company, which had been fully consolidated in the consolidated financial statements of the Telefónica Group, was excluded from the consolidation scope.

The U.S. companies Telefónica B2B, Inc. and Telefónica USA, Inc., which were fully consolidated in the consolidated financial statements of the Telefónica Group, were excluded from the consolidation scope following their liquidation and dissolution and the transfer of their assets and liabilities to their sole shareholder, Telefónica, SA.

Zeleris Soluciones Integrales, S.L.U. was merged into Telefónica Gestión de Servicios Compartidos España, S.A. (a wholly owned subsidiary of Telefónica, S.A.), which increased share capital by 5.47 million euros and received as a consideration all the shares comprising Zeleris’ share capital. As a result of the merger, Zeleris España, S.A.U., a wholly-owned subsidiary of Zeleris Soluciones Integrales, S.A., became a wholly-owned subsidiary of Telefónica Gestión de Servicios Compartidos España, S.A. The company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

In October Telefónica Gestión de Servicios Compartidos España, S.A., acquired a 99.33% holding in the Brazilian company Cobros Serviços de Gestão, S.A., currently Cobros Serviços de Gestão, S.L. As a result of the acquisition, the Brazilian company became a fully consolidated Telefónica Group subsidiary.

In 2004, Telefónica Investigación y Desarrollo, S.A. incorporated the Mexican company Telefónica Investigación y Desarrollo México, S.A. and subscribed and paid all its share capital, consisting of 50,000 shares of MXP 1 par value each. The company is fully consolidated in the Telefónica Group.

Telefónica, S.A. sold 464 shares in Torre de Collçerola, S.A. for 1.47 million euros. This reduced its shareholding to 30.4% . The Telefónica Group still accounts for this company by the equity method.

In November, the Spanish companies Telefónica Participaciones, S.A.U. and Telefónica Emisiones, S.A.U. were incorporated, both with share capital comprising 62,000 shares with a par value of 1 euro each, subscribed and fully paid by sole shareholder Telefónica, S.A.

In December, Luxemburg company Altaír Assurances, S.A. was incorporated, with start-up capital of 6 million euros. The wholly-owned Telefónica Group subsidiaries Casiopea Reaseguradora, S.A. of Luxemburg and Seguros de Vida y Pensiones Antares, S.A. of Spain subscribed and paid the full amount of the company’s share capital in the proportion of 95% and 5%, respectively.

In December, Peruvian company Telfisa Perú, S.A.C. was incorporated, with start-up capital of 12 million new Peruvian soles. The Telefónica Group subscribed and paid the full amount of the start-up capital.

Spanish company Cleon, S.A., a 50%-owned subsidiary of Compañía Española de Tecnología, S.A., in which Telefónica, S.A. is the sole shareholder, was included in the Telefónica Group consolidated annual accounts by the equity method on the basis of management criteria. This company was fully consolidated in the Telefónica Group’s consolidated financial statements the year before.

T.P.I. Group

In 2004 Telefónica Publicidad e Información, S.A., the parent company of the group, acquired the remaining 49% holding in its Chilean subsidiary Impresora y Comercial Publiguías, S.A. for 65.6 million euros, thereby increasing its ownership interest to 100%. In this purchase, a 9% holding was acquired from Chilean company Compañía de Telecomunicaciones de Chile, S.A., a Telefónica Group subsidiary. The company is still fully consolidated in the Telefónica Group.

On August 13, 2004, the Chilean company Edinet América, S.A. (formerly Urge Chile, S.A.) increased capital by 218.81 Chilean pesos (0.29 million euros). This capital increase was fully subscribed and paid by Publiguías Holding, S.A. As a result of this transaction, the TPI group increased its holding in Edinet América, S.A. from 99.90% to 99.978% . In November the Chilean company Impresora y Comercial Publiguías, S.A. acquired a 0.022% holding in Edinet América, S.A.’s share capital. Following this transaction, the Telefónica Publicidad e Información Group increased its holding in the Chilean company to 100%. The company is still fully consolidated in the Telefónica Group.

Telefónica de España Group

Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., continued its corporate group restructuring process and merged the following local operators: Telefónica Cable Asturias, S.A., Telefónica Cable Valencia, S.A., Telefónica Cable Extremadura, S.A. and Telefónica Cable Balears, S.A. All these companies, which had been fully consolidated in the Telefónica Group in 2004, were excluded from the consolidation scope.

Telefónica de España, S.A.’s 2.13% holding in the French company Eutelsat, S.A. was sold for 44.83 million euros, giving rise to net capital gains of 21.43 million euros. In addition, Telefónica de España S.A. sold its 0.75% holding in the Dutch company New Skies Satellites, B.V. for 6.02 million euros, recording 5.95 million euros of capital gains.

Telefónica Mobile Solutions, S.A.U. was taken over by its parent company Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. This company, which had been fully consolidated in the consolidated financial statements of the Telefónica Group in 2003,was excluded from consolidation in 2004.

Terra Group (merged in 2005 with Telefónica, S.A. – see Note 2)

Emplaza, S.A., a 20%-owned subsidiary of the Terra Lycos Group that had not been included in the consolidation since June 2003 because it was dormant, was dissolved and liquidated in January 2004.

Lycos, Inc. sold its holdings in Wit Capital and GSI Global Sports in March 2004.

In 2004 Lycos, Inc. sold all its minority interests in Amazon, Interland, Cross Media, Easy Link, Fast, Autobytel and Total Sports, recording a loss of 5.32 million euros.

All the shares of the Mexican company Tecnología y S.V.A., S.A. de C.V. were sold in June 2004, producing a capital gain of 10.77 million euros. This company, which had been fully consolidated in the Telefónica Group, was excluded from consolidation in 2004.

In 2004 Terra Networks Asociadas, S.L. increased capital at Inversis Networks, S.A. by 1.60 million euros, thereby increasing its ownership interest in this company to 10.68% .

On September 2, 2004, Terra Networks Asociadas, S.L. sold its holding in A Tu Hora, S.L., an idle company, to Telepizza, which until then owned a 50% ownership interest in this company. This investee had been accounted for by the equity method but was excluded from the Telefónica Group’s consolidation scope in 2004.

On October 5, 2004, Terra Networks, S.A. and Daum Communications, Corp. reached an agreement for the sale of Lycos, Inc. after obtaining the required administrative authorizations and approval from the US antitrust authorities. The sale price was set at 108 million dollars, giving rise to a gain of 39.62 million euros. On September 30, 2004, i.e. before the sale of Lycos, Inc., and as part of the agreement for this transaction, Lycos, Inc. transferred assets amounting to 332.9 million euros to Terra Networks, S.A.

In November 2004, a capital increase of 0.3 million euros was carried out at subsidiary Terra Networks Colombia, S.A. for the purpose of offsetting losses. The local partners did not subscribe for this capital increase. Following this transaction, the ownership interest of minorities decreased from 32% to 5%. The company is still fully consolidated in the Telefónica Group’s consolidated financial statements.

The merger of the wholly-owned subsidiary Ordenamiento de Links Especializados, S.L. (OLÉ) into Terra Networks España, S.A. was completed in December 2004. OLÉ was excluded from the consolidation scope.

Atento Group

All the shares of Atento Guatemala Comercial, S.A. were sold in March 2004. This company, which had been fully consolidated in the Telefónica Group in 2003, was excluded from the consolidation scope in 2004.

Atento USA, Inc. was dissolved and all its assets and liabilities were transferred to its parent company Atento Holding Inc. effective January 1, 2004. This company was excluded from the consolidation scope in 2004.

US company Atento Holding Inc. was dissolved on April 30, 2004, and all its assets and liabilities were transferred to the Dutch parent company Atento N.V. The company, which had been fully consolidated in the consolidated financial statements of the Telefónica Group through that date, was subsequently excluded from the consolidation scope.

Leader Line, S.A., a wholly-owned subsidiary of Atento Teleservicios España, S.A., was merged into the latter on July 16, 2004. The company, which had been fully consolidated in the consolidated financial statements of the Telefónica Group through that date, was subsequently excluded from the consolidation scope.

Mexican company Atento Atención y Servicios, S.A. de CV. was incorporated on September 1, 2004. Of its start-up share capital, 49,999 Mexican pesos were fully subscribed and paid by Atento Mexicana, S.A. de C.V. and 1 peso by the Mexican company Atento Servicios, S.A. de C.V. The company was fully consolidated in the Telefónica Group.

Atento Uruguay, S.A. was dissolved and liquidated on September 30, 2004, and all its assets and liabilities were transferred to its parent company Atento Argentina, S.A. The company, which had been fully consolidated in the consolidated financial statements of the Telefónica Group through that date, was subsequently excluded from the consolidation scope.

Telefónica Móviles Group

On June 10, 2004, the Company acquired an additional 13.95% in Mobipay Internacional, bringing its shareholding to 50%. As a result, this company was no longer consolidated under the equity method and is now proportionally consolidated.

In August 2004, Brasilcel N.V. and Telesp Celular Participações, S.A. (TCP) announced their intention to launch friendly tender offers for Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A., Celular CRT Participações, S.A and Tele Centro Oeste Celular Participações, S.A (TCO). These tender offers finalized in October 2004, resulting in the following shareholdings:

Brasilcel	Pre-offer shareholding	Post-offer shareholding	TCP	Pre-offer shareholding	Post-offer shareholding

Tele Sudeste	86.7%	90.9%
Tele Leste	27.9%	50.6%	TCO	18.8%	32.9%
CRT	51.5%	67.0%

These tender offers gave rise to a cash payment of approximately 607 million reais for Brasilcel, N.V. and of 902 million reais for TCP.

At the end of June 2004, Brasilcel N.V. effectively acquired from NTT DoCoMo, Inc. and Itochu Corporation their ownership interests in Sudestecel Participações, S.A., a holding company controlling a bloc of shares in operator Tele Sudeste Celular Participações, S.A. representing 10.5% of its share capital, for 20.84 million euros. As a result of this transaction, Brasilcel increased its interest in Sudestecel Participações, S.A. to 100%. This company continues to be fully consolidated in the Brasilcel Group financial statements, while Brasilcel Group is proportionally consolidated in the Telefónica Group consolidated financial statements.

On July 23, 2004, a 100% holding in the Chilean company Telefónica Móvil de Chile, S.A. was acquired from the Chilean company Compañía de Telecomunicaciones de Chile, S.A., a subsidiary of Telefónica Internacional, S.A., for a total of 870 million euros. As a result of this transaction, the Telefónica Group increased its effective ownership interest in the company’s share capital from 44.89% to 92.46% . The company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

The mergers of the following Mexican companies were effective on September 25, 2004: Movicelular, S.A. de C.V.was merged into Movitel del Noroeste, S.A. de C.V. -the remaining company after the merger was Movitel del Noroeste, S.A. de C.V.- and Tamcel, S.A. de C.V.was merged into Baja Celular Mexicana, S.A. de C.V. –the remaining company after the merger was Baja Celular Mexicana, S.A. de C.V. Both companies are still fully consolidated in the Telefónica Group.

On October 8, 2004, Teles Celulares Participaçoes, S.A. approved a capital increase of approximately 2,054 million reais. This capital increase was fully subscribed and concluded on January 4, 2005. Brasilcel, N.V.’s shareholding in the company increased from 65.12% to 65.70% as a result.

On March 5, 2004, Telefónica Móviles, S.A. reached an agreement with BellSouth Corporation (“BellSouth”) to acquire 100% of its holdings in its cellular operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

The effective transfer of the shares of these companies was conditional, inter alia, upon obtaining the required regulatory authorizations in each country and on any necessary approvals from minority shareholders. The effective transfer of the shares of these operators was made in 2004 and in January 2005. All the holdings of BellSouth in the operators located in Ecuador, Guatemala and Panama were transferred on October 14, 2004; those in the operators located in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004, that in the operator in Chile was transferred on January 7, 2005, and the holding in the Argentinean operator was transferred on January 11, 2005.

This agreement valued 100% of the assets of these operators at 4,330 million dollars (5,850 million dollars if we include the Argentine and Chilean acquisitions completed in January 2005). The total acquisition cost for Telefónica Móviles, adjusted by the net debt of all the companies, amounted to 3,252.54 million euros (excluding Chile and Argentina).

Following are the values assigned to each transaction and the acquisition cost for Telefónica Móviles:

-	Acquisition of 100% of Otecel, S.A. (Ecuador) for a total enterprise value of 833 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 663.43 million euros.

-	Acquisition of 100% of Telefónica Móviles y Compañía, S.C.A. for a total enterprise value of 175 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 92.54 million euros.

-	Acquisition of 99.57% of BellSouth Panamá, S.A. for a total enterprise value of 657 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 549.28 million euros.

-	Acquisition of 100% of Telcel, S.A. (Venezuela) for a total enterprise value of 1,195 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 1,223.98 million euros.

-	Acquisition of 100% of Telefónica Móviles Colombia, S.A. for a total enterprise value of 1,050 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 517.46 million euros.

-	Acquisition of 99.85% of Comunicaciones Móviles del Perú, S.A. for a total enterprise value of 210 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 7.70 million euros.

-	Acquisition of 100% of Telefonía Celular de Nicaragua, S.A. for a total enterprise value of 150 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 148.74 million euros.

-	Acquisition of 100% of Abiatar, S.A. for a total enterprise value of 60 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 49.42 million euros.

The net carrying amounts of the assets and liabilities acquired from BellSouth and the goodwill generated, after the purchase price allocation to the fair value recognition of all assets assumed in the acquisition of these operators, are as follows:

	October 2004

Millions of euros	Carrying amount	Fair value

ASSETS
Intangible assets	246	1,105
Goodwill	719	719
Property, plant and equipment	818	701
Non-current financial assets	32	32
Current assets	962	926
LIABILITIES
Non-current trade payables	(390)	(390)
Deferred tax liabilities	-	(299)
Current trade payables	(739)	(739)

Net asset value	1,648	2,055

Acquisition cost		3,252

Goodwill		1,197

Telefónica Internacional Group

The Brazilian company Aix Participaçoes, which in 2003 was accounted for by the equity method in the consolidated financial statements of the Telefónica Group, was proportionally consolidated in 2004.

US company Katalyx, Inc. took over the US companies Adquira, Inc. and Katalyx Transportation, Llc. Both companies were excluded from the consolidation scope.

Peruvian company Telefónica Empresas Perú, S.A.A. took over Peruvian company Telefónica Servicios Financieros, S.A.C., which was excluded from the consolidation scope.

On July 8, 2004, Telefónica Internacional Chile S.A. acquired 3 million ADRs of Compañía de Telecomunicaciones de Chile S.A. (CTC), representing 12 million series A shares, equal to a 1.25% holding in this company, thereby increasing the Telefónica Group’s total ownership interest to 44.89% . The price paid was 37.07 million dollars. The company is still fully consolidated in the Telefónica Group.

On April 26, 2004, CTC sold to Telefónica Publicidad e Información, S.A. its (9%) holding in Chilean company Impresora y Comercial Publiguías S.A.

Following approval by the Board of Directors of the Chilean company CTC on May 18 and subsequent ratification at the Shareholders’ Meeting on July 15, 2004, the aforementioned sale of a 100% holding in subsidiary Telefónica Móviles Chile, S.A. to Telefónica Móviles, S.A. was carried out.

Under a share buyback program, the subsidiary Telefónica del Perú, S.A.A. acquired own shares in the market for 21.90 million new soles (approximately 5.3 million euros), increasing the Telefónica Group’s effective percentage of ownership from 97.21% to 98.19% . The company is still fully consolidated in the Telefónica Group.

In November Telefónica del Perú S.A.A. acquired a 99.99% holding in Antena 3 Producciones S.A. for 3.85 million dollars (approximately 2.9 million euros). This company was fully consolidated in the consolidated financial statements of the Telefónica Group.

Telefónica del Perú, S.A.A. sold all the shares it owned in the Dutch company New Skies Satellites, B.V., representing approximately 0.83% of this company’s share capital, for 7.84 million dollars (approximately 5.9 million euros). The company was recorded under “Other investments – Non-current Financial Assets” in the Telefónica Group’s consolidated balance sheet.

As for the Katalyx Group, the Mexican subsidiaries Katalyx Construction Mexico, S.R.L., Katalyx Health Mexico, S.R.L., Katalyx Cataloguing Mexico, S.R.L. de C.V., Katalyx Food Service Mexico, S.R.L. de C.V. and Katalyx Transportation Mexico, Llc. and the Argentine companies Katalyx Transportation Argentina, S.R.L., Katalyx Construction Argentina, Katalyx Food Service Argentina, S.R.L., Katalyx Cataloguing Argentina, S.R.L. and Katalyx Argentina, S.A. were dissolved or are in the process of liquidation. All of them were excluded from the consolidation scope.

Argentine company Adquira Argentina, S.L. was taken over by Telefónica Data Argentina, S.A. and excluded from the consolidation scope.

In December, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. (TELESP) entered into an agreement for the purchase of all the shares (cuotas) of Santa Genovense Participaçoes Ltd., a holding company owning all the cuotas of Atrium Telecomunicaçoes, for 113.44 million Brazilian reais (approximately 31 million euros), giving rise to goodwill of 23.75 million euros. This company was fully consolidated in the consolidated financial statements of the Telefónica Group.

Telefónica de Contenidos Group

In July 2004, a 70% holding in the Spanish company Lola Films, S.A. was sold to its minority shareholder.

The group parent company took over its Spanish subsidiaries Telefónica Medios de Comunicación, S.A., Telefónica Media Internacional y de Contenidos, S.A., Producciones Multitemáticas, S.A. and Gestora de Medios Audiovisuales de Fútbol, S.L. Spanish company Corporación Admira Media, S.A. was dissolved and liquidated in June 2004. All these companies had been fully consolidated in the Telefónica Group in 2003, but were excluded from the consolidation scope in 2004.

In October 2004, Telefónica de Contenidos, S.A. sold its holdings in Lideres Entertainment Group, Inc and Fieldy BV. These companies, which had been accounted for by the equity method in the consolidated financial statements of the Telefónica Group in 2003, were excluded from the consolidation scope in 2004.

Telefónica de Contenidos’s 20% holding in Argentine company Torneos y Competencias, S.A. was classified in the Telefónica Group’s consolidated financial statements as an available-for-sale investment on the basis of management criteria.

APPENDIX III.

GOODWILL

The detail of the movements in “Goodwill" at December 31, 2005 and 2004 is as follows:

Goodwill	Balance at 12/31/04	Additions	Disposals/ Impairment	Exclusion of companies	Transfers	Translation differences	Balance 12/31/05

C.T.C. (Chile)	36.92	-	-	-	-	7.86	44.78
T. Peru Holding (Peru)	78.03	-	-	-	(0.03)	10.42	88.42
Telefónica del Perú, S.A.A. (Peru)	123.55	-	-	-	-	12.81	136.36
Telefónica Móvil de Chile, S.A (Chile)	341.41	77.77	-	-	(0.01)	85.35	504.52
Telesp Participaçoes (Brazil)	71.37	-	-	-	-	22.08	93.45
T. Holding de Argentina and subsidiaries (Argentina)	113.87	-	-	-	-	15.31	129.18
Cointel (Argentina)	78.51	-	-	-	-	10.56	89.07
TPI Edita (Spain)	4.70	-	(0.21)	-	-	-	4.49
Impresora y Comercial Publiguías, S.A. (Chile)	37.33	-	-	-	-	9.33	46.66
Telefonica Internacional (Spain)	195.17	-	-	-	-	-	195.17
Telefonica Móviles (Spain)	117.72	-	-	-	-	-	117.72
T. Data España (Spain)	41.75	-	-	-	-	-	41.75
T. Data Brasil (Brazil)	87.01	-	-	-	-	26.92	113.93
Cesky Telecom, a.s (Czech Republic)	-	912.66	-	-	-	32.70	945.36
Eurotel Praha, spol. s.r.o. (Czech Republic)	-	443.56	-	-	-	15.72	459.28
T. Deutchland Gmbh and subsidiaries (Germany)	431.48	-	-	-	-	-	431.48
Endemol (Netherlands)	708.86	0.02	-	(177.22)	-	-	531.66
Endemol Holding, N.V. subsidiaries	480.65	50.27	(1.84)	-	2.64	1.63	533.35
Atlántida Comunicaciones, S.A. (Argentina)	48.48	-	-	-	-	6.52	55.00
Atlántida Comunicaciones, S.A. subsidiaries	5.21	-	-	-	-	0.70	5.91
Atento Perú, S.A.C. (Peru)	3.60	-	-	-	-	0.37	3.97
Atento Brasil (Brazil)	55.86	-	-	-	-	17.28	73.14
Terra Networks Brasil, S.A. and subsidiaries	48.24	-	-	-	0.49	14.92	63.65
(Brazil)
Terra Networks Chile, S.A. (Chile)	8.98	-	-	-	1.71	2.51	13.20
Terra Networks, S.A. (Spain)	62.37	-	-	-	(10.10)	-	52.27
Emergia Holding, N.V (Netherlands)	2.01	-	-	-	(2.01)	-	-
Comunicaciones Móviles de Perú, S.A. (Peru)	11.30	-	-	-	(9.58)	0.12	1.84
Latin American Cellular Holdings, B.V.	-	1.99	-	-		-	1.99
(Netherlands)
Telefónica Comunicaciones Personales, S.A.	-	14.53	-	-	-	(0.35)	14.18
(Argentina)
Terra Bussiness Travel, S.A. (Spain)	-	3.00	-	-	-	-	3.00
Telefónica Data Colombia, S.A. (Colombia)	-	1.02	-	-	-	0.02	1.04
Azeler Automoción, S.A. (Spain)	-	1.53	-	-	0.14	-	1.67
T.Centroamerica Guatemala and subsidiaries
(Guatemala)	30.86	-	-	-	-	5.49	36.35
Telefónica El Salvador (El Salvador)	47.08	5.66	-	-	-	7.66	60.40
Telefónica Móviles Chile Inversiones (Chile)	-	219.44	-	-	-	44.39	263.83
Radiocomunicaciones Móviles, S.A. (Argentina)	-	547.22	-	-	-	55.08	602.30
Brasilcel and subsidiaries (Brazil)	522.56	11.55	-	-	(115.39)	140.53	559.25
Telefónica Móviles México and subsidiaries (Mexico)	330.15	90.95	-	-	-	42.44	463.54
Telefonía Celular de Nicaragua, S.A.	71.48	7.81	-	-	-	(0.67)	78.62
Telcel (Venezuela)	481.36	-	-	-	(4.86)	15.03	491.53
Otecel, S.A. (Ecuador)	403.87	0.06	-	-	(7.40)	62.20	458.73
Olympic, Ltda. (Colombia)	541.31	-	-	-	(5.12)	111.04	647.23
Telefónica Móviles Panamá (Panama)	272.85	2.82	-	-	(0.06)	42.31	317.92
Atento N.V. (NETHERLANDS)	-	61.04	-	-	-	-	61.04
Telefónica Móviles Guatemala y Cía, S.C.A.	27.48	0.01	-	-	-	4.88	32.37
(Guatemala)
T. Uruguay S.A. (Uruguay)	10.30	-	-	-	(0.11)	2.67	12.86
Other	15.76	-	(0.01)	-	9.37	1.65	26.77

TOTAL	5,949.44	2,452.91	(2.06)	(177.22)	(140.32)	827.48	8,910.23

Goodwill	Balance at 01/01/04	Additions	Disposals/ Impairment	Exclusion of companies	Transfers	Translation differences	Balance 12/31/04

C.T.C. (Chile)	30.55	7.38	-	-	-	(1.01)	36.92
T. Peru Holding (Peru)	79.70	-	-	-	-	(1.67)	78.03
Telefónica del Perú, S.A.A. (Peru)	126.21	-	-	-	-	(2.66)	123.55
Telefónica Móvil de Chile, S.A (Chile)	183.18	150.52	-	-	-	7.71	341.41
Telesp Participaçoes (Brazil)	46.96	23.75	-	-	-	0.66	71.37
T. Holding de Argentina and subsidiaries(Argentina)	124.86	-	-	-	-	(10.99)	113.87
Cointel (Argentina)	86.09	-	-	-	-	(7.58)	78.51
TPI Edita (Spain)	6.81	-	(2.11)	-	-	-	4.70
Impresora y Comercial Publiguías, S.A. (Chile)		37.82	-	-	-	(0.49)	37.33
Telefonica Internacional (Spain)	195.17	-	-	-	-	-	195.17
Telefonica Móviles (Spain)	111.62	6.10	-	-	-	-	117.72
T. Data España (Spain)	41.75	-	-	-	-	-	41.75
T. Data Brasil (Brazil)	86.22	-	-	-	(0.01)	0.80	87.01
T. Deutchland Gmbh and subsidiaries (Germany)	540.95	-	(109.51)	-	-	0.04	431.48
Endemol (Netherlands)	698.58	10.28	-	-	-	-	708.86
Endemol Holding, N.V. subsidiaries	443.41	44.63	-	-	(7.88)	0.49	480.65
Atlántida Comunicaciones, S.A. (Argentina)	53.16	-	-	-	-	(4.68)	48.48
Atlántida Comunicaciones, S.A. subsidiaries	5.71	-	-	-	-	(0.50)	5.21
Atento Perú, S.A.C. (Peru)	3.68	-	-	-	-	(0.08)	3.60
Atento Brasil (Brazil)	55.35	-	-	-	-	0.51	55.86
Terra Networks Brasil, S.A. (Brazil) and subsidiaries	47.78	-	-	-	-	0.46	48.24
Terra Networks Chile (Chile)	9.05	-	-	-	-	(0.07)	8.98
Lycos, Inc (USA)	31.54	-	-	(32.10)	-	0.56	0.00
Lycos, Inc subsidiaries (USA)	23.27	-	-	(23.69)	-	0.42	0.00
One Travel.com, Inc. (USA)	14.80	-	(8.89)	-	(5.91)	-	0.00
Terra Networks, S.A. (Spain)	60.56	1.81	-	-	-	-	62.37
Emergia Holding, N.V (Netherlands)	2.01	-	-	-	-	-	2.01
T.Centroamerica Guatemala and subsidiaries			-	-	-
(Guatemala)	32.16	-				(1.30)	30.86
Telefónica El Salvador (El Salvador)	50.78	-	-	-	-	(3.70)	47.08
Brasilcel and subsidiaries (Brazil)	474.30	43.53	-	-	-	4.73	522.56
Telefónica Móviles México and subsidiaries (Mexico)	299.30	47.56	-	-	-	(16.71)	330.15
Telefonía Celular de Nicaragua, S.A.	-	76.65	-	-	-	(5.17)	71.48
Telcel (Venezuela)	-	491.12	-	-	-	(9.76)	481.36
Otecel, S.A. (Ecuador)	-	451.37	-	-	-	(47.50)	403.87
Olympic, Ltda. (Colombia)	-	536.09	-	-	-	5.22	541.31
Telefónica Móviles Panamá (Panama)	-	305.15	-	-	-	(32.30)	272.85
Comunicaciones Móviles de Perú, S.A. (Peru)	-	12.08	-	-	-	(0.78)	11.30
Telefónica Móviles Guatemala y Cía, S.C.A.			-	-	-
(Guatemala)	-	32.15				(4.67)	27.48
T. Móviles Uruguay S.A. (Uruguay)	-	10.83	-	-	-	(0.53)	10.30
Other	16.26	-	(0.16)	-	-	(0.34)	15.76

TOTAL	3,981.77	2,288.82	(120.67)	(55.79)	(13.80)	(130.89)	5,949.44

APPENDIX IV.

MINORITY INTERESTS

The balance at December 31, 2005 comprised the holdings of minority shareholders in the following companies:

		Millions of euros

Company	% ownership	Equity	Income (loss)	Translation differences	Balance at 31-12-05

Cesky Telecom a.s.	30.59%	1,197.80	45.81	29.55	1,273.16
Endemol, N.V.	25.00%	31.10	4.08	(0.01)	35.17
C.T.Chile. , S.A.	55.11%	406.75	27.47	113.28	547.50
Fonditel Entidad Gestora de Fondos de Pensiones, S.A	30.00%	12.06	2.86	-	14.92
Telefónica del Perú, S.A.	1.95%	6.22	1.69	0.79	8.70
Telefónica Publicidad e Información, S.A.	40.10%	39.65	53.90	5.86	99.41
Telesp Participaçoes, S.A.	12.51%	220.17	110.29	129.14	459.60
Telefónica Móviles, S.A.	7.09%	190.77	136.20	64.33	391.30
Telefónica Móviles México, S.A. and subsidiaries	0.00%	33.05	(34.20)	2.12	0.97
Brasilcel (Holdings)	-	410.39	(1.21)	83.46	492.64
Other	-	53.53	34.32	13.92	101.77

Total		2,601.49	381.21	442.44	3,425.14

The balance at December 31, 2004 comprised the holdings of minority shareholders in the following companies:

		Millions of euros

Company	% ownership	Equity	Income (loss)	Translation differences	Balance at 31-12-04

C.T.Chile., S.A.	55.11%	517.82	17.29	(0.99)	534.12
Terra Networks, S.A.	22.25%	246.08	46.74	(0.08)	292.74
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	30.00%	10.55	2.49	-	13.04
Telefónica del Perú, S.A.	1.95%	11.58	0.07	(0.25)	11.40
Telefónica Publicidad e Información, S.A.	38.90%	55.91	46.63	(1.16)	101.38
Telesp Participaçoes, S.A.	12.51%	314.26	76.88	1.90	393.04
Telefónica Móviles, S.A.	7.05%	129.42	119.96	(13.76)	235.62
Telefónica Móviles México, S.A. and subsidiaries	8.00%	53.49	(55.12)	2.31	0.68
Brasilcel (Holdings)	-	231.48	43.10	4.79	279.37
Other		30.17	11.88	(0.73)	41.32

Total		1,600.76	309.92	(7.97)	1,902.71

APPENDIX V

Debentures and bonds

The detail and main features of outstanding debentures and bonds at December 31, 2005 are as follows (in millions of euros):

Telefónica and special purpose vehicles				Maturity (Nominal)

•	Currency	% Interest rate		2006	2007	2008	2009	2010	Subsequent years	Total

Debentures and bonds:
FEBRUARY 1990 SERIES C	Euros	12.60		-	-	-	-	3.76	-	3.76
FEBRUARY 1990 SERIES F	Euros	12.58		-	-	-	-	9.09	-	9.09
APRIL 1999	Euros	4.50		-	-	-	500.00	-	-	500.00
JUNE 1999	Euros	2.70		-	-	-	300.00	-	-	300.00
JULY 1999 zero-coupon	Euros	6.37		-	-	-	-	-	44.47	44.47
MARCH 2000	Euros	5.13	7(*)	-	-	-	-	-	50.00	50.00
APRIL 2000	Euros	5.63		-	500.00	-	-	-	-	500.00

Debentures subtotal:				-	500.00	-	800.00	12.85	94.47	1,407.32

MARCH 1998	Euros	4.84		-	-	420.71	-	-	-	420.71
GLOBAL BOND	USD	7.75		-	-	-	-	2,119.18	-	2,119.18
GLOBAL BOND	USD	8.25		-	-	-	-	-	1,059.59	1,059.59
EMTN ISSUE	Euros	5.13		1,000.00	-	-	-	-	-	1,000.00
EMTN ISSUE (A Tranche)	Euros	5.13		-	-	-	-	-	1,500.00	1,500.00
EMTN ISSUE (B Tranche)	Euros	5.88		-	-	-	-	-	500.00	500.00
EMTN ISSUE	Euros	3M EURIBOR +0,18		100.00	-	-	-	-	-	100.00
EMTN ISSUE	Euros	3M EURIBOR +0,18		200.00	-	-	-	-	-	200.00

Bonds subtotal:				1,300.00	-	420.71	-	2,119.18	3,059.59	6,899.48

Total issues:				1,300.00	500.00	420.71	800.00	2,132.03	3,154.06	8,306.80

(*) Interest rate used (floating and set annually) is that of a 10Y pound sterling interest rate swap multiplied by 1.0225.

Foreign operators			Maturity (Nominal)

Debentures and bonds	Currency	% Interest rate	2006	2007	2008	2009	2010	Subsequent years	Total

Yankee Bonds	USD	7.63	42.05	-	-	-	-	-	42.05
Yankee Bonds	USD	8.38	132.61	-	-	-	-	-	132.61
Series F	UF	6.00	2.12	2.12	2.12	2.12	2.12	13.82	24.42

CTC CHILE:			176.78	2.12	2.12	2.12	2.12	13.82	199.08

T. Peru 1st Program (1st)	PEN	VAC+6.94	28.21	-	-	-	-	-	28.21
T. Peru 1st Program (2nd )	PEN	VAC+7.00	-	-	-	12.27	-	-	12.27
T. Peru 2nd Program (3rd )	PEN	VAC+6.19	26.75	-	-	-	-	-	26.75
T. Peru 2nd Program (5th )	PEN	VAC+6.25	-	3.25	-	-	-	-	3.25
T. Peru 3rd Program (1st)	PEN	VAC+5.00	-	-	-	-	13.01	-	13.01
T. Peru 3rd Program (2nd Series A)	PEN	5.31	-	7.41	-	-	-	-	7.41
T. Peru 3rd Program (3rd)	PEN	8.13	-	7.41	-	-	-	-	7.41
T. Peru 3rd Program (5th-Series A)	PEN	5.50	-	16.85	-	-	-	-	16.85
T. Peru 3rd Program (6th)	PEN	5.19	24.69	-	-	-	-	-	24.69
T. Peru 3rd Program (7th)	PEN	5.50	17.28	-	-	-	-	-	17.28
T. Peru Senior Notes	PEN	8.00	-	-	-	-	-	186.16	186.16
7th issue T. Peru bonds	PEN	7.94	-	-	15.60	-	-	-	15.60
8th issue T. Peru bonds	USD	3.81	-	-	-	14.28	-	-	14.28
9th issue T. Peru bonds	USD	3.13	-	16.95	-	-	-	-	16.95

Telefónica del Perú:			96.93	51.87	15.60	26.55	13.01	186.16	390.12

Marketable debentures	USD	9.13	-	-	106.50	-	-	-	106.50
Marketable debentures	USD	9.88	60.50	-	-	-	-	-	60.50
Marketable debentures	USD	11.88	-	160.81	-	-	-	-	160.81
Marketable debentures	USD	9.13	-	-	-	-	180.16	-	180.16
Marketable debentures	ARS	10.38	-	-	-	-	-	0.06	0.06
Marketable debentures	USD	8.85	-	-	-	-	-	114.13	114.13
Marketable debentures	ARS	BADLAR+2.4 (*)	18.21	-	-	-	-	-	18.21
Marketable debentures	ARS	8.00	29.05	-	-	-	-	-	29.05
Marketable debentures	ARS	SURVEY+2.5 (*)	-	13.98	-	-	-	-	13.98

TASA			107.76	174.79	106.50	-	180.16	114.19	683.40

Marketable debentures	USD	9.75	-	6.40	-	-	-	-	6.40

Telefónica Holding Argentina			-	6.40	-	-	-	-	6.40

Peso bonds	MXN	91-day CETES+0.61	-	-	-	-	275.28	-	275.28
Peso bonds	MXN	9.25	-	-	-	-	-	117.98	117.98

Telefónica Finanzas México			-	-	-	-	275.28	117.98	393.26

Nonconvertible bonds	BRL	103.5% CDI	-	543.22	-	-	-	-	543.22

TELESP			-	543.22	-	-	-	-	543.22

Nonconvertible bonds	BRL	104.4% CDI	-	90.54	-	-	-	-	90.54
Nonconvertible bonds	BRL	104.2% CDI	-	-	-	-	144.86	-	144.86
Nonconvertible bonds	BRL	103.3% CDI	-	-	-	36.21	-	-	36.21

Brasilcel			-	90.54	-	36.21	144.86	-	271.61

3.5% 2008 bond	CZK	3.50	-	-	206.86	-	-	-	206.86
Cesky Telecom			-	-	206.86	-	-	-	206.86
Total issues:			381.47	868.94	331.08	64.89	615.42	432.14	2,693.94

Consolidation adjustments			-	-	-	-	-	-	-

Total Group issues:			1,681.47	1,368.94	751.80	864.88	2,747.46	3,586.21	11,000.75

The detail and main features of outstanding debentures and bonds at December 31, 2004 are as follows (in millions of euros):

Telefónica and special purpose vehicles			Maturity (Nominal)

•	Currency	% Interest rate	2005	2006	2007	2008	2009	Subsequent years	Total

Debentures and bonds:
FEBRUARY 1990 SERIES B	Euros	12.60	8.22	-	-	-		-	8.22
FEBRUARY 1990 SERIES C	Euros	12.60	-	-	-	-		3.76	3.76
FEBRUARY 1990 SERIES E	Euros	12.85	75.39	-	-	-		-	75.39
FEBRUARY 1990 SERIES F	Euros	12.58	-	-	-	-		8.15	8.15
DECEMBER 1990	Euros	13.58	715.45	-	-	-		-	715.45
APRIL 1999	Euros	4.50	-	-	-	-	500.00	-	500.00
JUNE 1999	Euros	3.02	-	-	-	-	300.00		300.00
JULY 1999 zero-coupon	Euros	6.37	-	-	-	-		42.00	42.00
MARCH 2000	Euros	5.19(*)	-	-	-	-		50.00	50.00
APRIL 2000	Euros	5.63	-	-	500.00			-	500.00

Debentures subtotal:			799.06	-	500.00	-	800.00	103.91	2,202.97

MARCH 1998	Euros	4.84	-	-	-	420.71		-	420.71
GLOBAL BOND	USD	7.35	917.70	-	-	-		-	917.70
GLOBAL BOND	USD	7.75	-	-	-	-		1,835.40	1,835.40
GLOBAL BOND	USD	8.25	-	-	-	-		917.70	917.70
GLOBAL BOND	Euros	6.13	1,000.00		-	-		-	1,000.00
EMTN ISSUE	Euros	5.13	-	1,000.00	-	-		-	1,000.00
EMTN ISSUE	Euros	0.15	50.00	-	-	-		-	50.00
EMTN ISSUE	Euros	Eonia+0.47	100.00	-		-		-	100.00
EMTN ISSUE (A Tranche)	Euros	5.13	-	-	-	-	-	1,500.00	1,500.00
EMTN ISSUE (B Tranche)	Euros	5.88	-	-	-	-	-	500.00	500.00
EMTN ISSUE	Euros	BNPEONIA01+0.23	100.00	-	-	-		-	100.00
EMTN ISSUE	Euros	3m Euribor + 0.14	100.00	-	-	-			100.00
EMTN ISSUE	Euros	Eonia OIS+ 0.17	50.00	-	-	-		-	50.00
EMTN ISSUE	Euros	3m Euribor 0.18	-	100.00	-	-		-	100.00
EMTN ISSUE	Euros	3m Euribor 0.18	-	200.00	-	-	-	-	200.00

Bonds subtotal:			2,317.70	1,300.00	-	420.71	-	4,753.10	8,791.51

Total issues:			3,116.76	1,300.00	500.00	420.71	800.00	4,857.01	10,994.48

(*) Interest rate used (floating and set annually) is that of a 10Y pound sterling interest rate swap multiplied by 1.0225.

Foreign operators			Maturity (Nominal)

Debentures and bonds	Currency	% Interest rate	2005	2006	2007	2008	2009	Subsequent years	Total

Yankee Bonds	USD	7.63	-	36.42	-	-		-	36.42
Yankee Bonds	USD	8.38	-	114.84	-	-		-	114.84
Series F	UF	6.00	1.63	1.63	1.63	1.63	1.63	10.96	19.11
Series K 1998	UF	6.75	91.26	-	-	-	-	-	91.26

CTC CHILE:			92.89	152.89	1.63	1.63	1.63	10.96	261.63

T. Peru 1st Program (1st)	PEN	VAC+6.94	-	25.29	-	-	-	-	25.29
T. Peru 1st Program (2nd)	PEN	VAC+7.00	-	-	-	-	11.00	-	11.00
T. Peru 2nd Program (3rd)	PEN	VAC+6.19	-	23.99	-	-	-	-	23.99
T. Peru 2nd Program (5th)	PEN	VAC+6.25	-	-	2.92	-		-	2.92
T. Peru 2nd Program (7th-Series A)	USD	4.38	28.64	-	-	-	-	-	28.64
T. Peru 2nd Program (7th-Series B)	USD	4.00	8.03	-	-	-		-	8.03
T. Peru 2nd Program (8th Series A)	PEN	6.50	16.78	-	-	-	-	-	16.78
T. Peru 2nd Program (8th-Series B)	PEN	6.19	3.36	-	-	-	-	-	3.36
T. Peru 2nd Program (9th)	USD	2.44	16.67	-	-	-	-	-	16.67
T. Peru 3rd Program (1st)	PEN	VAC+5.00	-	-	-	-		11.66	11.66
T. Peru 3rd Program (2nd-Series A)	PEN	5.31	-	-	6.71	-		-	6.71
T. Peru 3rd Program (3rd)	PEN	8.13	-	-	6.71	-	-	-	6.71
6th issue T. Peru bonds	PEN	5.19	15.66	-	-	-	-	-	15.66
7th issue T. Peru bonds	PEN	7.94	-	-	-	14.14		-	14.14
8th issue T. Peru bonds	USD	3.81	-	-	-	-	12.37	-	12.37
9th issue T. Peru bonds	USD	3.13	-	-	15.52	-	-	-	15.52

Telefónica del Perú:			89.14	49.28	31.86	14.14	23.37	11.66	219.45

Marketable debentures	USD	9.13	-	-	-	92.24	-	-	92.24
Marketable debentures	USD	9.88	-	52.40	-	-	-	-	52.40
Marketable debentures	USD	11.88	-	-	136.96	2.32	-	-	139.28
Marketable debentures	USD	9.13	-	-	-	-	-	156.03	156.03
Marketable debentures	ARS	10.38	-	-	-	-	-	0.02	0.02
Marketable debentures	USD	8.85	-	-	-	-		98.85	98.85
Marketable debentures	ARS	8.05	38.60	-	-	-		-	38.60
Marketable debentures	ARS	8.25	31.88	-	-	-	-	-	31.88
Marketable debentures	ARS	BADLAR+2.4 (*)	-	16.06	-	-	-	-	16.06

TASA			70.48	68.46	136.96	94.56	-	254.90	625.36

Marketable debentures	USD	9.75	-	-	5.54	-	-	-	5.54

Telefónica Holding Argentina			-	-	5.54	-	-	-	5.54

Nonconvertible bonds	BRL	103.5% CDI	-	-	-	414.87	-	-	414.87
TELESP			-	-	-	414.87		-	414.87

Nonconvertible bonds	BRL	104.4% CDI	-	-	-	69.14		-	69.14
Brasilcel			-	-	-	69.14	-	-	69.14

Total issues:			252.51	270.63	175.99	594.34	25.00	277.52	1,595.99

Consolidation adjustments			(18.32)		-	-	-	-	(18.32)

Total Group issues:			3,350.95	1,570.63	675.99	1,015.05	825.00	5,134.53	12,572.15

APPENDIX VI

The detail of the type of financial instruments arranged by the Group as of December by currency and interest rates at December 31, 2005 is as follows:

		Millions of euros

		2006	2007	2008	2009	2010	Subsequent years	Total

EURO		10,299	577	331	2,123	2,041	10,235	25,606

Floating rate		6,313	(286)	(426)	398	(338)	2,035	7.696
	Spread - Ref Euribor	0.03%	(0.05)%	0.61%	1.27%	(1.25)%	0.54%	0.26%
Fixed rate		3,979	855	750	325	2,154	7,000	15,063
	Interest rate	3.03%	5.10%	4.18%	5.73%	7.06%	3.91%	4.25%
Rate cap		8	8	8	1,400	224	1,200	2,848

OTHER EUROPEAN CURRENCIES		(6,103)	-	308	515	567	-	(4,713)

Instruments in CZK		651	-	308	515	567	-	2,041
Floating rate		717	-	-	0	361	-	1,078
	Spread	-	-	-	0.05%	0.02%	-	0.01%
Fixed rate		(66)	-	308	515	206	-	963
	Interest rate	1.90%	-	3.39%	3.15%	3.17%	-	3.32%
Instruments in GBP		(6,755)	-	-	-	-	-	(6,755)
Floating rate		(6,755)	-	-	-	-	-	(6,755)
	Spread	-	-	-	-	-	-	-
Fixed rate		-	-	-	-	-	-	-
	Interest rate	-	-	-	-	-	-	-

NORTH AND SOUTH AMERICA		859	1,777	1,245	1,450	919	2,166	8,416

Instruments in USD		(980)	183	515	973	361	1,748	2,800
Floating rate		(615)	(136)	288	44	-	223	-196
	Spread	(0.57)%	(0.65)%	0.22%	(4.30)%	-	0.59%	(2.25%)
Fixed rate		(365)	319	215	70	180	1,454	1,873
	Interest rate	1.02%	8.92%	7.10%	5.02%	9.93%	7.68%	9.23%
Rate cap		-	-	12	859	181	71	1,123
Instruments in ARS		438	93	-	-	-	-	531
Floating rate		136	-	-	-	-	-	136
	Spread	-	-	-	-	-	-	0
Fixed rate		285	79	-	-	-	0	364
	Interest rate	7.88%	8.77%	-	-	-	10.38%	8.08%
Rate cap		18	14	-	-	-	-	32
Instruments in BRL		370	1,047	213	100	148	25	1,903
Floating rate		203	1,047	213	100	148	25	1,736
	Spread	(1.43)%	(0.30)%	(1.69)%	(3.62)%	-	2.69	(0.72)%
Fixed rate		167	-	-	-	-	-	167
	Interest rate	10.38%	-	-	-	-	-	10.38%
Instruments in CLP		441	100	217	79	-	-	837
Floating rate		300	-	20	18	-	-	338
	Spread	-	-	(0.28)%	(0.33)%	-	-	(0.03)%
Fixed rate		142	100	197	62	-	-	501
	Interest rate	4.28%	4.45%	4.80%	5.07%	-	-	4.62%
Instruments in UFC		73	3	150	194	109	75	604
Floating rate		70	-	-	-	106	-	176
	Spread	0.08%	-	-	-	0.45%	-	0.30%
Fixed rate		3	3	150	194	3	75	428
	Interest rate	6.49%	6.49%	2.57%	3.51%	6.49%	4.74%	3.45%
Instruments in PEN		261	214	16	11	23	196	721
Floating rate		43	25	-	-	-	-	68
	Spread	-	-	-	-	-	-	-
Fixed rate		219	190	16	11	23	196	655
	Interest rate	6.10%	5.80%	7.94%	7.00%	6.07%	7.99%	6.64%
Instruments in COP		242	58	128	-	-	5	433
Floating rate		97	-	0	-	-	0	97
	Spread	0.00%	-	6.50%	-	-	6.50%	0.00%

	Millions of euros

	2006	2007	2008	2009	2010	Subsequent years	Total

Fixed rate	146	58	128	-	-	5	337
Interest rate	9.51%	8.79%	8.04%	-	-	9.50%	8.83%
Instruments in VEB	(639)	-	-	-	-	-	(639)
Floating rate	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(639)	-	-	-	-	-	(639)
Interest rate	8.91%	-	-	-	-	-	8.91%
Instruments in MXN	647	80	7	92	279	118	1,223
Floating rate	702	13	3	88	277	-	1,083
Spread	(0.01)%	(0.66)%	(0.52)%	2.59%	0.60%	-	0.35%
Fixed rate	(56)	67	3	3	2	118	137
Interest rate	2.61%	7.93%	8.83%	8.83%	8.83%	9.25%	11.27%
Instruments in GTQ	5	-	-	-	-	-	5
Floating rate	15	-	-	-	-	-	15
Spread	-	-	-	-	-	-	-
Fixed rate	(10)	-	-	-	-	-	(10)
Interest rate	2.00%	-	-	-	-	-	2.00%

ASIA	1	(1)	0	0	-	1	1

Instruments in JPY	1	(1)	0	0	-	1	1
Floating rate	1	0	0	0	-	1	2
Spread	3.79%	3.79%	3.79%	1.25%	-	3.79%	3.79%
Fixed rate		(1)	-	-	-		(1)
Interest rate	(1.64)%	2.16%	-	-	-	2.30%	3.76%

AFRICA	-	-	-	-	-	91	91

Instruments in MAD	-	-	-	-	-	91	91
Floating rate	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	91	91
Interest rate	-	-	-	-	-	4.54%	4.54%

TOTAL	5,056	2,353	1,884	4,088	3,527	12,493	29,401

Total floating rate	1,226	662	98	648	554	2,283	5,471
Total fixed rate	3,804	1,669	1,767	1,179	2,568	8,939	19,926
Total rate cap	26	21	19	2,259	406	1,271	4,002

Currency options	(15)	-	-	-	-	-	(15)

Other							502

		INTEREST RATE OPTIONS (Euros)

		MATURITIES

		2006	2007	2008	2009	2010	2011+

Collars
	Notional amount bought	7,512,651	7,512,651	19,285,889	2,259,446,375	11,773,238	70,639,428
	Strike Cap	5.520%	5.520%	4.745%	3.725%	4.250%	4.250%
	Strike Floor	5.415%	5.415%	3.941%	2.740%	3.000%	3.000%
	Notional amount sold	-	-	-	-	-	1,500,000,000
	Strike Cap	-	-	-	-	-	6.823%
	Strike Floor	-	-	-	-	-	4.184%
Caps
	Notional amount sold	7,512,651	7,512,651	19,285,889	2,559,446,375	11,773,238	70,639,428
	Strike	7.000%	7.000%	6.237%	3.796%	5.750%	5.750%
Floors
	Notional amount bought	-	-	-	2,247,673,137	-	-
	Strike	-	-	-	0.010%	-	-
	Notional amount sold	-	-	-	-	393,800,158	700,000,000
	Strike	-	-	-	-	4.431%	2.146%

	CURRENCY OPTIONS (Euros)

	MATURITIES

	2006	2007	2008	2009	2010	2011+

Call USD / Put ARS
Notional amount of options bought	212,919,154	-	-	-	-	-
Strike	2.9645	-	-	-	-	-
Notional amount of options sold	312,081,925	-	-	-	-	-
Strike	3.1168	-	-	-	-	-
Put USD / Call ARS
Notional amount of options sold	46,201,302	-	-	-	-	-
Strike	2.7200	-	-	-	-	-
Call USD / Put MXN
Notional amount of options bought	77,731,627	-	-	-	-	-
Strike	11.4550	-	-	-	-	-
Notional amount of options sold	77,731,627
Strike	12.4550
Put USD / Call EUR
Notional amount of options bought	1,380,494,535	-	-	-	-	-
Strike	1.2108	-	-	-	-	-
Notional amount of options sold	1,122,785,454	-	-	-	-	-
Strike	1.2644	-	-	-	-	-

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2004 is as follows:

		Millions of euros

		2005	2006	2007	2008	2009	Subsequent years	Total

EURO		5,755	2,125	534	774	1,286	4,960	15,434

Floating rate		(3)	6	(286)	(47)	(2)	137	(195)
	Spread - Ref Euribor	(776.70)%	34.24%	(0.05)%	5.36%	(72.67)%	3.12%	(12.95%)
Fixed rate		5,309	2,111	812	814	788	4,599	14,433
	Interest rate	4.58%	3.97%	5.27%	4.16%	4.24%	6.07%	4.96%
Rate cap		448	8	8	8	500	224	1,196

OTHER EUROPEAN CURRENCIES		-	-	-	-	-	-	-

Instruments in GBP		-	-	-	-	-	-	-
Floating rate		-	-	-	-	-	-	-
	Spread	-	-	-	-	-	-	-
Fixed rate		-	-	-	-	-	-	-
	Interest rate	-	-	-	-	-	-	-
Instruments in CHF		-	-	-	-	-	-	-
Floating rate		-	-	-	-	-	-	-
	Spread	-	-	-	-	-	-	-
Fixed rate		-	-	-	-	-	-	-
	Interest rate	-	-	-	-	-	-	-

NORTH AND SOUTH AMERICA		200	739	740	1,054	907	1,635	5,275

Instruments in USD		(1,776)	23	316	235	629	1,600	(1,027)
Floating rate		(699)	(155)	45	73	-	(5)	(741)
	Spread	(0.33)%	(0.66)%	3.81%	1.20%	-	(10.38)%	(0.87)%
Fixed rate		(428)	179	271	152	61	1,387	(1,622)
	Interest rate	7.34%	9.77%	9.43%	7.24%	5.02%	7.89%	8.33%
Rate cap		(650)	-	-	10	568	218	146
Instruments in CAD		0	-	-	-	-	-	0
Floating rate		-	-	-	-	-	-	-
	Spread	-	-	-	-	-	-	-
Fixed rate		0	-	-	-	-	-	0
	Interest rate	3.00%	-	-	-	-	-	3.00%
Instruments in ARS		133	59	54	-	-	0	246
Floating rate		66	16	1	-	-	-	83
	Spread	-	2.40%	-	-	-	-	0.47%
Fixed rate		68	43	54	-	-	0	165
	Interest rate	8.83%	8.64%	9.27%	-	-	10.38%	8.92%
Instruments in BRL		493	307	117	544	49	9	1,519
Floating rate		15	260	117	544	49	9	994
	Spread	(7.68)%	(0.95)%	(2.06)%	(0.50)%	(5.59)%	-	(1.16)%
Fixed rate		478	48	-	-	-	-	526
	Interest rate	15.68%	-	-	-	-	-	14.26%
Instruments in CLP		241	11	80	173	63	-	568
Floating rate		368	-	-	16	14	-	398
	Spread	-	-	-	(0.28)%	(0.33)%	-	(0.02)%
Fixed rate		(127)	11	80	157	49	-	170
	Interest rate	3.42%	3.30%	4.45%	4.80%	5.07%	-	5.66%
Instruments in UFC		390	27	2	83	151	12	665
Floating rate		300	25	-	81	-	-	406
	Spread	0.03%	0.33%	-	0.95%	-	-	0.23%
Fixed rate		91	2	2	2	151	12	260
	Interest rate	6.74%	6.49%	6.49%	6.49%	3.50%	6.17%	4.83%
Instruments in PEN		393	119	75	14	10	12	623
Floating rate		137	2	-	-	-	-	139
	Spread	-	-	-	-	-	-	-
Fixed rate		256	117	75	14	10	12	484
	Interest rate	5.08%	6.06%	6.33%	7.94%	7.00%	5.00%	5.63%

	Millions of euros

	2005	2006	2007	2008	2009	Subsequent years	Total

Instruments in COP	132	101	30	-	-	-	263
Floating rate	129	5	-	-	-	-	134
Spread	0.35%	4.00%	-	-	-	-	0.50%
Fixed rate	4	96	30	-	-	-	130
Interest rate	15.00%	9.65%	10.55%	-	-	-	10.01%
Instruments in VEB	-	-	-	-	-	-	-
Floating rate	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-
Instruments in MXN	192	92	66	5	5	3	363
Floating rate	88	3	11	3	3	1	109
Spread	(0.37)%	(0.52)%	(0.66)%	(0.52)%	(0.52)%	(0.52)%	(0.41)%
Fixed rate	104	89	55	3	3	1	255
Interest rate	8.09%	7.75%	7.93%	8.83%	8.83%	8.83%	7.96%
Instruments in GTQ	1	-	-	-	-	-	1
Floating rate	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	1	-	-	-	-	-	1
Interest rate	10.50%	-	-	-	-	-	10.50%

ASIA	(1)	0	1	-	-	-	0

Instruments in JPY	(1)	0	1	-	-	-	0
Floating rate	0	0	1	-	-	-	1
Spread	3.79%	3.79%	3.79%	-	-	-	3.79%
Fixed rate	(2)	-	-	-	-	-	(2)
Interest rate	-	-	-	-	-	-	-

AFRICA	31	-	-	-	-	-	31

Instruments in MAD	31	-	-	-	-	-	31
Floating rate	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	31	-	-	-	-	-	31
Interest rate	4.23%	-	-	-	-	-	4.23%

TOTAL	5,985	2,864	1,275	1,828	2,193	6,595	20,740

Total floating rate	400	162	(113)	669	63	142	1,323
Total fixed rate	5,786	2,695	1,379	1,141	1,062	6,011	18,074
Total rate cap	(202)	8	8	18	1,068	442	1,342

Currency options	(25)	-	-	-	-	-	(25)

Other							268

Net							20,982

		INTEREST RATE OPTIONS (Euros)

		MATURITIES

		2005	2006	2007	2008	2009	2010+

Collars
	Notional amount bought	3,385,015,018	-	-	60,101,210	2,134,160,487	1,591,770,061
	Strike Cap	2.483%	-	-	5.520%	3.694%	6.675%
	Strike Floor	2.259%	-	-	5.415%	2.740%	4.416%
Caps
	Notional amount sold	3,385,015,018	-	-	60,101,210	2,434,160,487	91,770,061
	Strike	2.941%	-	-	7.000%	4.628%	5.750%
Floors
	Notional amount sold	1,400,000,000	-	-	-	-	1,071,097,628
	Strike	2.400%	-	-	-	-	2.914%
	Notional amount bought	400,000,000	-	-	-	-	-
	Strike	2.125%	-	-	-	-	-

	CURRENCY OPTIONS (Euros)

	MATURITIES

	2005	2006	2007	2008	2009	2010+

Call USD / Put ARS
Notional amount of options bought	199,397,988	-	-	-	-	-
Strike	3.0726	-	-	-	-	-
Notional amount of options sold	176,973,309	-	-	-	-	-
Strike	3.5036	-	-	-	-	-
Put USD / Call ARS
Notional amount of options bought	-	-	-	-	-	-
Strike	-	-	-	-	-	-
Notional amount of options sold	209,102,840	-	-	-	-	-
Strike	2.8914	-	-	-	-	-
Call USD / Put EUR
Notional amount of options bought	181,337,640	-	-	-	-	-
Strike	1.3315	-	-	-	-	-
Notional amount of options sold	40,378,827	-	-	-	-	-
Strike	1.3354	-	-	-	-	-
Put USD / Call EUR
Notional amount of options bought	1,054,254,460	-	-	-	-	-
Strike	1.3255	-	-	-	-	-
Notional amount of options sold	671,756,846	-	-	-	-	-
Strike	1.3588	-	-	-	-	-

CONSOLIDATED MANAGEMENT REPORT OF THE TELEFÓNICA GROUP

2005

In 2005, the Telefónica Group continued to pursue its international expansion strategy, gaining a global dimension and becoming the benchmark telecommunications operator. During the year, Telefónica completed the integration of BellSouth’s 10 Latin American cellular operators, acquired Czech operator Cesky Telecom and initiated the purchase of UK operator O2, which was completed successfully in January 2006. It also made a strategic investment in China Netcom. With these acquisitions, Telefónica has strengthened its position in Europe, where its presence was smaller. This new global dimension will enable Telefónica to serve its customers better and more efficiently, while giving rise to substantial synergies in the day-to-day running of the business.

In addition, Telefónica increased its customer base by 24% in an increasingly competitive market, which required a substantial commercial effort to defend our position. At year end 2005, Telefónica had a total customer base of over 150 million, of which 98 million were cellular customers, 41 million were wireline customers and 13 million were data and internet customers.

Telefónica Group delivered an excellent earnings performance in 2005, driven by the international expansion of its customer base, enhanced operating efficiency and innovation efforts, making Telefónica one of the industry’s major players and confirming its strategy of becoming the telecommunications operator that offers its shareholders the best combination of profitability and growth.

Net revenues rose 25.1%, driven by the addition of Cesky and the ten BellSouth operators. Organic growth, i.e. stripping out the impact of the change in the consolidated group and exchange rate fluctuations, was 9.3%. The performance of operating expenses1 reflected the Group’s concerted commercial efforts to broaden and consolidate both the wireless and broadband customer bases in Spain and Latin America. These efforts led to higher revenues and a larger customer base, which fed through to a 25% increase in OIBDA (operating income before depreciation and amortization) to 15,276.4 million euros (organic growth of 9.9%). Better operating and financial results enabled Telefónica to post net income for the full year of 4,445.8 million euros, an increase of 40.0%.

Investment in PP&E and intangible assets (capex) totaled 5,468.6 million euros, 45.1% more than in 2004, mainly reflecting the acquisition of Cesky and the ten BellSouth operators. Investment highlights included the deployment of ADSL in both Spain and Latin America; the investment in wireless operators for the roll-out of the new GSM networks and to boost coverage and capacity of existing networks; the upgrading of Latin American wireline operating systems; and the construction of the Telefónica Group’s new corporate headquarters in Madrid (District C). The capex/revenues ratio was 14.4%, reflecting the shift towards heavier investment while abiding by strict profitability criteria and maximizing shareholder returns.

1 Includes supplies, personnel, capitalized work on PP&E and tax under new IAS criteria.

The Telefónica Group had to manage its businesses in an increasingly tough environment, characterized by the strong commercial pressure by competitors, the globalization of business, rapid technological development and the need to anticipate changes to meet customers’ needs. Accordingly, the Group focused on the main market drivers: new products associated with broadband, mobility, solutions and multimedia. To do so, Telefónica has transformed its business model to become a clearly customer-oriented Group and, consequently, it has anticipated industry changes and now manages its business with greater operating efficiency.

The year’s good results and the success of its strategy will enable Telefónica to maintain its shareholder remuneration policy. In April 2005, the Company announced its decision to renew its current share buyback program, saying it was planning on buying back up to a total of 6,000 million euros worth of its own shares and extending the program until 2007.

Going forward, the Telefónica Group plans to continue with its strategy of making the customer the cornerstone of the Group by focusing on operating excellence, innovation as a competitive edge and personnel motivation. This new global dimension poses a challenge for Telefónica to maximize the synergies derived from the inclusion of new companies so it can leverage economies of scale and offer customers a higher quality service.

Organization by business line

In 2005 Telefónica maintained the organizational model by business line established in 2004, with the aim of ensuring a stronger management focus on the core businesses and achieving a leaner asset and cost structure.

The main organizational changes in the year were as follows:

•	The completion of the acquisition of 100% of BellSouth Chile and BellSouth Argentina (Movicom) in January. This marked the last step in the integration of the BellSouth operators into the wireless business begun in 2004. In those countries where Telefónica was already present (Argentina, Chile, Guatemala and Peru), the two companies merged.

•	Approval in February of the takeover of Terra Networks by Telefónica, S.A. This merger signals a return to the model based on the operational integration of the telephony and internet businesses, reflecting broader market trends: growth of broadband has increasingly blurred the line distinguishing these two businesses. Results in 2005 reflect the integration of the Terra Networks companies into the wireline telephony operators as of July 2005.

•	The purchase of Cesky Telecom, approved in June, and its inclusion in the Group’s consolidation scope in July 2005. Telefónica can use Cesky Telecom, the leading wireline and wireless operator in the Czech Republic, as a springboard for its profitable growth strategy.

Management comments in this report refer to the financial performance of the Telefónica Group based on this organizational structure. The assumptions underlying the comments by business Line do not in any way alter the overall results obtained by the Telefónica Group.

Finally, at the end of December 2005 Telefónica adapted its organizational structure to its new multinational dimension and to its corporate integration and cultural change objectives. This new strategy aims to maximize synergy benefits, continue to transform Telefónica into a customer-oriented group that emphasizes operating excellence, innovation and talent management, and anticipate market trends in order to offer integrated solutions to each customer segment.

In this respect, the Telefónica Group is organized around four Business Lines: Telefónica de España, Telefónica Móviles, Telefónica Latinoamérica and O2, which includes the businesses of Cesky Telecom, Telefónica Deutschland and O2. The businesses of TPI, Endemol, Atento, Telefónica Servicios Audiovisuales, Telefé and subsidiaries and investees are now managed by the Investees and Subsidiaries Division. This new organizational structure will come into effect as of 2006.

Customers

The Telefónica Group’s customer base ended 2005 at 154 million (including wireline telephony, data and internet access, cellular access and pay TV), 24% more than the year before. Cesky Telecom contributed 8.3 million access users (4.7 million cellular, 2.9 million wireline and 0.7 million data and internet access users) to the Group total.

Telefónica Móviles’ managed customer base rose from 74.4 million to 94.4 million in the year, cementing its position as one of the world’s largest wireless operators. The sharp 27% increase was mainly driven by the incorporation of BellSouth customers in Chile and Argentina, the strong commercial efforts and the international launch of the Movistar brand.

In Spain Telefónica Móviles is defending its leadership position in what is now a mature market, with a customer base edging the twenty million mark by December 2005, 5% more than in 2004. Latin America saw rapid growth in practically all markets, with the region’s access customers increasing by 17.8 million to 70.5 million.

In the wireline business, Telefónica de España managed 16.1 million wireline access customers and Telefónica Latinoamérica 21.6 million at the end of the year, 1% fewer and 1.5% more, respectively, compared to 2004.

In the broadband market, ADSL connections totaled 5.9 million in 2005, up from 3.9 million in 2004, largely driven by Spain, where net adds reached record figures thanks to the good acceptance of the “Duo” (ADSL+voice) and “Trio” (a combination of ADSL+voice+Imagenio TV) products launched in the last quarter of the year. The Telefónica Group remains strongly committed to this business, the pillar of future growth for wireline telephony operators. Accordingly, it has assigned considerable commercial efforts and a significant portion of investments to its development, for which new services and content associated with solutions and the multimedia environment are being designed. In 2005, once again the access speed of all the ADSL connections of Telefónica de España was doubled at no additional cost to users. Notable, too, was the marketing of Imagenio through more intense sales drives and the deployment of ADSL2+ technology, allowing the Group to close the year with more than 200,000 customers. In Latin America the ADSL business also recorded strong growth, primarily in Brazil and Argentina, fueled by the marketing and promotional campaigns carried out.

Finally, in broadband products we would highlight the T. Deutschland connections under the retail resale system, with over half a million users at the end of 2005.

To conclude, we point out that the Group also has 479,000 more pay TV customers, mostly from Cable Mágico in Peru.

International expansion

In the pursuit of its growth strategy, the Telefónica Group has geared investment efforts towards the selective acquisition of leading wireline and/or wireless operators in their respective markets in order to obtain economies of scale so it can become even more competitive and profitable. Within this framework it completed the integration of the BellSouth wireless operators and the acquisition of Czech operator Cesky Telecom.

In January 2005 Telefónica Móviles concluded its purchase of all the BellSouth operators in Latin America with the acquisition of Movicom in Argentina and BellSouth Chile. In this way Telefónica Móviles has positioned itself as the only wireless operator in all the key markets in the region, leaving it better placed to capture the considerable growth potential of Latin America.

Among the key transactions of 2005 were the purchases in June and September of 69.4% of Czech operator Cesky Telecom with a view to boosting Telefónica’s European presence. Cesky Telecom is the Czech Republic’s leading wireline and wireless operator.

As part of its international expansion, we would highlight Telefónica’s acquisition in June 2005 of 5% of telecommunications company China Netcom, securing access to a favorable framework for the joint acquisition of technology and infrastructure, the exchange of technical, operating and management know-how and cooperation between the two areas.

Finally, in October 2005 Telefónica announced the purchase of the UK wireless operator O2. This acquisition marks a major leap forward in Europe for the Group by consolidating its presence in Europe’s two largest cellular markets, the UK and Germany, and significantly enlarging its customer base, which at December 2005 surpassed 180 million. It also provides considerable strategic benefits: with O2, Telefónica becomes the world’s fourth largest wireless operator and Europe’s fastest-growing operator.

Regulatory environment

In Europe, 2005 marked a transition year on the regulatory front. The highlight was the official start of debate on the reform of the regulatory framework and the list of markets subject to regulation, two issues with major implications for levels of investment and innovation in the years ahead.

In Spain the publication of the regulations on universal service and user protection stands out. Here we would point out the public consultation aimed at learning the interest of other operators in providing universal service as of January 2008, when Telefónica de España’s current obligation expires.

In wireline, the price-cap system allowed for a 2% increase in line rental and a 1% reduction in service charges as a whole. In addition, call/termination rates in the Telefónica Móviles España network declined by 10.6%. In wireless, social and regulatory pressure led Telefónica Móviles España to launch a type of contract with billing per second.

In broadband, the telecommunications regulator, the CMT, approved several of Telefónica de España’s proposals for the sale of voice-data and voice-data-TV packages, as well as ADSL 2+ products, albeit limited to exchanges where local loop is unbundled.

In addition, the Ministry for Industry, Tourism and Commerce assigned the radio spectrum led by the Moviline service and the cellular access rural telephony system (TRAC) to Amena and Telefónica Móviles España.

Telefónica concluded the integration BellSouth’s cellular operators in Latin America and, consequently, in some countries the company resulting from the merger will have to dispose of part of its radio spectrum.

In Argentina, the Economic Emergency Law has been extended to December 2006, and the period for renegotiating contracts with the government has also been extended to that date.

In Brazil, Telesp's concession was extended for a further twenty years in January 2006. Tariffs were also rebalanced, in accordance the contract's provisions, leading to increases in call-termination charges in wireless networks, connection charges and monthly line rental, DLD and public phone rates and to disposals in international calls and interconnection prices.

In Chile, the tariff reduction came into effect at the beginning of 2005 – with retroactive effect from May 2004 – with most of the operators appealing the decree.

In Peru tariffs were adjusted, leading to a reduction in the monthly charge, the local rate of some packages offering unlimited use and the local rate for prepaid cards.

Finally, in Mexico Pegaso was authorized to provide SMS and MMS (multimedia messaging) services.

Share price performance

Telefónica’s share price fell by 8.3% in 2005 to 12.7 euros. This came amid a negative overall environment for the European telecommunications industry, with the sector as a whole ending the year down 1.8% and several of Telefónica’s peers sustaining even larger losses (Telecom Italia -18.3%, Deutsche Telekom -15.4%, France Telecom -13.5%, British Telecom +9.7%). The sector’s underperformance in Europe was due to the higher perception of risk (e.g., M&A, technological, business, regulatory and market) and a more propitious macroeconomic setting for other industries.

Despite Telefónica’s poor performance, partly caused by uncertainty surrounding its acquisitions policy, the market highlighted its above-average growth vis-à-vis the industry, the high quality of its assets, solid execution of its business decisions, the integrated management of its operations, strong cash flow, a generous shareholder remuneration policy (dividend plus share buyback), attractive valuation and the good macroeconomic trends in the emerging countries where it has exposure.

Telefónica’s market cap at December 31, 2005 stood at 74,113 million US dollars, ranking sixth in the world among telecommunications operators. Vodafone led the ranking with a market cap of 133,240 million US dollars, followed by AT&T (95,836 million US dollars), China Mobile (93,805 million US dollars), Verizon (83,281 million US dollars) and NTTDoCoMo (74,477 million US dollars).

INFORMATION ON THE BUSINESS LINES

Telefónica de España

Since July 2005, the Telefónica de España Group includes Terra Networks’ business in Spain in its consolidation scope.

Telefónica de España Group posted a 4.8% increase in operating revenues to 11,739.5 million euros. The growth, one of the highest of recent years, reflects the success of the company’s increasing focus on broadband. The year saw increases in both retail and wholesale broadband services (40.2%), a good performance by data services (5.4%) and the development of IT services (38.9%). Driving the growth of broadband services was an increase in the total ADSL base, with net adds of nearly one million lines in the year. The increase in data services reflects higher revenues from circuit leasing and sale of capacity to other operators. Finally, the positive performance of IT services is associated with the development of job outsourcing and systems integration. The good results of these services offset the decline in revenues from traditional voice and narrowband internet services.

Operating expenses for the Telefónica de España Group were 5% higher in 2005, at 7,213.7 million euros. This was due mainly to the growth in supplies and external services deriving from the strong commercial effort. Personnel expenses fell 0.8% owing to lower staff restructuring expenses vs. 2004 associated with the Labor Force Reduction Plans, which affected 1,877 employees of Telefónica de España and 68 employees of Telefónica Data España, S.A. in 2005. The Telefónica de España parent company ended the year with 33,279 employees, 1,766 fewer than in 2004. The productivity ratio was 623.5 equivalent lines per employee, an increase of 57.5 lines/employee.

OIBDA rose 4.5% to 4,766.8 million euros, leaving an OIBDA margin of 40.6% .

Capex totaled 1,406.6 million euros, an increase of 16.5%, prompted by higher demand for both ADSL and broadband services, the development of solutions services and maintenance capex in the traditional business.

The company had a total of 22 million access users (wireline telephony and data, internet and pay TV services), 2.8% more than the year before. The number of wireline telephony access users fell 1.2% to 16.2 million. The wireline business sustained a net loss in the customer base, but similar to that of 2004 owing to the positive impact of the free-of-charge sign-up campaigns carried out in April and September, which produced 210,000 gross adds. Telefónica de España had 3.4 million broadband accesses and 2.7 million retail ADLS accesses, signaling increases of 38.1% and 68.5%, respectively. Also noteworthy on the broadband side was the significant advance in the number of leased loops, which climbed to 435 thousand. Of these, 156 thousand corresponded to fully unbundled lines and 279 thousand to shared lines. Finally, in pay TV the company closed 2005 with over 200,000 Imagenio customers.

The total estimated cumulative traffic volume of Telefónica de España declined by 10.4% to 110,207 million minutes in December 2005. Outgoing voice traffic fell by 7.2% and the number of minutes in outgoing internet traffic decreased by 27.8% owing to cannibalization by broadband ADSL services. Incoming traffic fell 6.4% to 50,789 million minutes as domestic traffic was spread out to other operators. Pre-assigned lines presented a positive balance, with a 4.0% drop vis-à-vis 2004 to 2.3 million lines.

Commercially and operationally, 2005 was marked by the success of the Group's pay TV service (Imagenio) and the broadband commercial effort. In the course of the year the Group undertook substantial efforts to deploy its Imagenio service and managed to give coverage to 33% of Spanish households, up from 11% at the start of the year. It also worked hard to improve and expand Imagenio’s content by increasing its number of TV and audio channels and doubling video-on-demand.

In broadband services the Group enlarged the ADSL product range to include more flexible contracts based on time or volume. Again in 2005 it increased line speed twofold at no additional cost to customers in order to promote the expansion of the value-added services associated with this technology.

Finally, it is worth noting that in September the Group launched a range of packaged products that combine digital TV, ADSL and voice services under the “Trios” trademark (a package comprising all three services) and "Duos" trademark (a packages allowing customers to choose two of the three services). In just four months more than a million packages were sold, leading to record net adds of both ADSL lines and Imagenio customers in the year’s last quarter.

Finally, the data and solutions business saw the deployment of systems outsourcing services and growth in integrated solutions products.

Telefónica Latinoamérica

In Latin America, 2005 featured positive trends in all currencies vis-à-vis the dollar and a stable dollar against the euro, which had a positive impact on the income statement of this business line. In addition, Terra’s business in Latin America was integrated in the region, with results consolidated from July.

Revenues rose 22.5% to 8,265.5 million euros. Stripping out the positive exchange rate effect and the impact of Terra Latam’s inclusion, revenues were still up 6.2%, reflecting the good performance of all operators, particularly Telesp and TASA. Though smaller contributors, Telefónica Empresas and TIWS also grew notably, while growth at CTC and Telefónica del Perú was more muted due to stiff competition in Chile and the application of the productivity factor in Peru.

OIBDA from Latin America advanced 14.1% to 3,758.3 million euros, or 0.4% excluding the impact of exchange rates and the inclusion of Terra Latam. These growth rates were affected by the sale in 2004 of the wireless unit in Chile for 425.9 million euros, and in 2005 of Infonet and Telinver in Argentina 1Q05 and 4Q05, respectively, for a total of 128.4 million euros. Excluding these effects, OIBDA rose 26.5% (10.9% without the effects of exchange rates and the inclusion of Terra Latam).

Capex totaled 1,061.2 million euros, equivalent to 12.8% of revenues, with the bulk going to cover the rapid expansion of broadband services at all operators.

At the end of the year, Telefónica Latinoamérica’s managed customer base stood at 28.2 million (wireline and data, internet and TV access), 7.0% more than in 2004, due mainly to the 86.4% growth of broadband access to 2.2 million lines and Terra Latam’s inclusion. Wireline access users reached 21.6 million, up 1.5% on 2004, primarily driven by robust growth at TASA (4.8%) and Telefónica del Perú (9.8%).

Telefónica Latinoamérica had 28,856 permanent employees at the end of 2005, 10.6% more than the year before, due mainly to the acquisition of Atrium in Brazil (214 employees), the inclusion of Terra Latam (around 1,000 employees) and the in-sourcing of jobs, mostly at Telesp and TASA.

Highlights of the operation are as follows2:

Telesp remained committed to broadband services, recording a 46.0% increase in its customer base to 1.2 million despite tougher competition, particularly as of the last quarter of the year. Traditional lines in service were virtually unchanged at 12.3 million, with a greater weight of usage-controlled products aimed at lower-income segments. The company’s local market share rose significantly, to nearly 61%, while its shares of DLD and international traffic held stable at around 87% and 53%, respectively.

Telesp had 7,770 permanent employees at the end of the year, 9.1% more than in 2004, thanks to the inclusion of Atrium’s employees and the in-sourcing of jobs associated with various specific systems and security activities.

The operator recorded a 7.9% increase in net revenues, largely owing to the growth of its portfolio of ADSL customers, the tariff hike and the good performance of public telephony and new value-added services. By contrast, operating expenses remained under tight control, driving a 9.5% increase in OIBDA.

TASA’s traditional lines performed well, increasing by 4.8% to 4.5 million, driven by higher demand. Voice traffic also recorded strong growth of 6.9%, fuelled by the increase in the number of users and the large volume of traffic generated by the rapid growth of wireless telephony. Internet traffic, however, fell sharply owing to the negative impact of the migration of the best narrowband users to broadband services. The broadband business expanded significantly, with a 59.6% increase in the number of users to 303,500 at year end, giving the operator a 72% market share in its area of influence. We should also highlight the rise in TASA’s productivity, with lines per employee increasing by 4.7% to 585.

In all, TASA achieved a 9.3% increase in revenues despite the tariff freeze in force since January 2002. Revenue growth was accompanied by higher commercial expenses, and the operator had to adapt the rest of its costs to the indexing applied by the majority of Argentine industries. As a result, expenses were higher than in 2004 despite the improvement in bad debts, which remained tightly controlled owing to the good performance of customer payments and the recovery of delinquent balances. OIBDA increased 17.0%, reflecting not only the good performance of revenues, but also the effect of the sale of Telinver in the year’s last quarter.

CTC recorded 1.1% growth in net revenues, driven primarily by the growth of broadband business and, within its traditional business, traffic with wireless telephones; Chile’s cellular market continues to expand rapidly. Despite the boom in the wireless market, the company managed to eke out an increase in the number of lines in service, to 2.4 million (up to 0.7%) thanks to per-minute contracts and flexible prepaid products, which together represent over 700,000 customers. The company also was firmly committed to broadband, with 314,200 customers at the end of the year, an increase of 56.5%, despite strong competitive pressure, primarily from cable operators.

2 Year-on-year growth in local currency.

Expenses were higher due mainly to the intense activity in network installations and maintenance, sales campaigns and customer service. OIBDA totaled 362.4 million euros, a fall of 57.2% on 2004. These figures, however, are not comparable because CTC’s accounts reflect the sale in July 2004 of its wireless telephony subsidiary to Telefónica Móviles, generating a capital gain of 425 million euros. Finally, we would highlight the 11.4% improvement in productivity, with a productivity ratio of 968 lines per employee.

Telefónica del Perú continued marketing the tariff plans launched in 2003, increasing the number of lines in service considerably to 2.4 million, which helped offset the decline in traditional business, which was hurt by the productivity factor, prompting a fall in prices. Voice traffic grew by 2.2%, largely driven by local traffic and incoming international and wireless calls, while DLD traffic fell by 2.2% owing to strong competition. The broadband business was the year's star performer, with 65.7% growth in the number of users to 340,000.

Despite the negative impact of the productivity factor, broadband products drove a 1.6% increase in net revenues. Operating expenses were lower, mainly as a result of the better performance of bad debts and lower labor and tax contingencies, underpinning a 15.1% increase in OIBDA.

Telefónica Empresas América (TEA) operates in the corporate segment in Brazil, Argentina, Chile, Peru, Colombia, Mexico and the US. Net revenues in 2005 amounted to 620.9 million euros, an 8.3% increase on 2004 excluding the positive exchange rate effect. OIBDA grew 62.1% to 102.2 million euros.

TIWS continues to achieve higher growth in both revenues and income. Net revenues rose 19.4% to 188.0 million euros, while OIBDA advanced 30.1% to 58.3 million euros.

Telefónica Móviles

At the beginning of January, Telefónica Móviles finalized the acquisition of BellSouth cellular assets in Argentina and Chile. By the end of 2005, it was present in 15 countries, representing a total population of almost 500 million. Its operators in these countries all enjoy solid competitive positions (ranking first or second in the main markets).

The year featured the integration of the operators purchased from BellSouth, which led to significant savings, particularly in those countries where Telefónica Móviles was already present (Argentina, Chile, Guatemala and Peru), and to the unification of the product image under the Movistar brand. The company also embarked on a regionalization process to integrate the management of operations in Latin America around four regions: the northern region (Mexico, Guatemala, El Salvador, Nicaragua and Panama), Brazil, the Andean region (Colombia, Ecuador, Peru and Venezuela) and the Southern Cone (Argentina, Chile and Uruguay). This produced significant savings thanks to the joint development of various projects, most notably centralized infrastructure and handset management.

The strong growth of the penetration rate in Latin America produced a large increase in commercial activity in the main markets, in line with Telefónica Móviles’ commitment to expanding in the region’s high-potential markets, amid a fiercely competitive backdrop.

The year was also marked by the integration of the BellSouth operators, technological migration in six countries and strong competitive pressure, with the managed customer base reaching 94.4 million compared to 74.4 million in 2004, strengthening Telefónica Móviles’ position as one of the world’s largest operators.

The wireless business generated net revenues of 16,513.5 million euros, a 38.1% increase from 2004. Organic growth (i.e. stripping out the change in consolidation scope and the exchange rate effect) was 14.2%, primarily reflecting the expansion of its customer base.

By geographical area, operating revenues of Telefónica Móviles España increased by 7.6%, driven by traffic growth, which was partly offset by cuts in service prices and lower interconnection tariffs. Data ARPU rose 7.7% to 4.4 euros. Operating revenues in Latin America grew by 104.9%, or 23.5% in organic terms, due mainly to the strong increase in the lines in service in Colombia, Argentina and Venezuela.

Operating expenses amounted to 10,634.2 million euros, up 45.0% on 2004. At Telefónica Móviles España, particularly notable was the growth in expenses in supplies (increase in commercial initiatives and interconnection costs, due mainly to the growth of outgoing traffic) and external services (stronger commercial efforts, leading to an increase in SACs, SRCs and advertising expenses, mostly associated with the launch of the Movistar brand in April 2005). Similarly, Latin America saw an increase in expenses in supplies and external services due to changes in the consolidation scope and stronger commercial activity.

OIBDA advanced 25.4% to 5,817 million euros, with organic growth of 7.4% . Operations in Spain accounted for 71% of OIBDA, down a slight 0.7% from the year before. OIBDA in Latin America rose 27.9% in organic terms, owing to strong growth in Venezuela, Chile and Argentina.

Capex amounted to 2,330 million euros, 39.6% higher than in 2004 mostly as result of the changes in the consolidation scope. Notable developments included the deployment of new GSM networks in Colombia, Ecuador, Nicaragua, Panama, Peru and Uruguay and the upgrading of the coverage and capacity of GSM networks in Argentina, Chile, Guatemala, El Salvador and Mexico.

The wireless business’ headcount stood at 23,511 in 2005, an increase of 15.9% driven mainly by the incorporation of BellSouth’s operators acquired at the beginning of the year.

In Spain, the wireless telephony business saw strong competitive pressure, which led to estimated market growth of over 10% with respect to 2004 and an estimated penetration rate of 96.6% . In this setting, Telefónica Móviles España (TME) achieved net adds of nearly one million lines, with its customer base edging 20 million, representing a 5% increase on 2004 year-end. The year’s strong commercial effort stands out in particular: including adds, migrations and handset exchanges, TME carried out 10.7 million commercial initiatives in the year, the highest in its history. Noteworthy was the substantial growth in gross contract adds (up 30%), which, coupled with ongoing efforts aimed at prepaid-to-contract migration (nearly one million in 2005), increase this segment’s weight on TME’s total customer base to 54% (5 percentage points above the 2004 figure). TME also launched a series of commercial initiatives, which not only provided an important tool for enhancing customer loyalty and stimulating usage, but also curbed the churn rate despite competitors’ aggressive commercial activity, while at the same time boosting traffic volume.

TME continued to deploy its high quality UMTS network, reaching over 5,000 base stations in 2005 (vs. 3,800 at 2004 year-end). It was also the first Spanish operator to carry out demonstrations of HSDPA (high speed downlink packet access) technology in a real environment, and it was awarded a 4 Mhz bloc in the GSM 900 brand to complete the coverage and capacity of its GSM network, thereby improving the quality of its service.

In 2005 Brazil witnessed robust market growth and much stronger commercial efforts by competitors, particularly in the higher value segments. The estimated penetration rate in Vivo’s areas of operation rose to 50%. In this environment, Vivo focused its commercial efforts on acquiring and retaining higher value customers, enlarging its customer base by 12% to 29.8 million.

At the same time, Vivo launched the first wireless handset services in Brazil based on its CDMA2000 1xEV-DO (evolution-data optimized) network. This technology provides internet access speeds of up to 2.4Mb/second, much higher than the domestic broadband speed.

In Argentina the growth of the market accelerated sharply in 2005, driven by the country’s healthy macroeconomic setting and a pick-up in the competitive environment. The estimated penetration rate reached 55.1%, more than 20 percentage points more than in 2004. Telefónica Móviles Argentina’s customer base grew sharply to 8.3 million, with net adds of 2.6 million in the year to a total of 8.3 million (2.4 million from BellSouth), 45% more than the year before. GSM customers now account for 52% of the total.

In Mexico, particularly from the second half of the year, Telefónica Móviles has geared its efforts towards developing a quality distribution network and upgrading its processes, enhancing customer service and service quality. The Company also reinforced its commercial strategy to reduce the churn rate, by adjusting the pace of its commercial activity and improving its credit risk analysis systems. Its customer base at December 2005 year-end stood at 6.4 million, up 13% on 2004. GSM customers represented 88% of the total (72% in 2004).

The Colombian cellular market also grew enormously in 2005, with an increase in the estimated penetration rate of more than 24 percentage points to over 47% at year end. After the commercial launch of GSM in July, Telefónica Móviles Colombia again stepped up the pace of commercial activity, enlarging its customer base to over 6 million at December 2005 year-end, 83% more than in 2004. The success of the Christmas campaign, aimed at attracting GSM customers, generated a high percentage of gross adds in this technology and only 5 months after its launch GSM customers accounted for over 27% of the total customer base.

Venezuela’s wireless telephony market also grew substantially in 2005, reaching an estimated penetration rate of 47.6%, more than 15 percentage points higher than in 2004. Telefónica Móviles Venezuela ended the year with more than 6 million customers, a 39% increase. Particularly notable was the launch in December of services based on EV-DO technology, with a network that provides coverage to the main 26 urban areas in Venezuela, which represent 80% of the total population.

In Chile, the market remained robust, with an increase of 10 percentage points in the estimated penetration rate to over 71%. Telefónica Móviles Chile ended 2005 with 5.3 million customers, with net adds of 525,000 in the year as a whole. GSM customers accounted for 51% of the total customer base.

Cesky Telecom

The Cesky Telecom Group3 was included in the Telefónica Group’s consolidation scope as of July 2005. It contributed 1,035.2 million euros in revenues and 456.7 million euros to OIBDA.

3 Financial results refer to 2H05.

In a year marked by the company’s privatization process, particularly in the first half of the year, the Cesky Telecom Group sustained a 4.8% decline in OIBDA excluding the exchange rate effect owing to flat revenues, but higher operating expenses.

Revenues were unchanged because the growth of wireless business offset the fall in revenues from wireline telephony caused by the decline in the number of traditional lines in service. The OIBDA margin4 was 44.1%, among the highest in the industry.

In wireline telephony, Cesky Telecom continued to advance towards a growth model based on broadband products and data revenues, partially easing the impact of the fall in the volume of its traditional service. The slide in revenues from voice and internet traffic and monthly line rental was not offset by higher revenues from broadband and data services.

At operating level, traditional lines in service decreased by 7.2% in 2005 to 3.1 million lines, down 6.1% vs. 2004. Noteworthy was the Company's stronger commercial focus, mainly reflected in the growth of ADSL lines, which grew 170.5% in the year to 273,741. The launch of the new portfolio of ADSL products in the spring, combined with commercial promotions carried out, fuelled higher growth in the lines in service in the second half of the year, with net adds of 109,570 vs. 62,969 in the year’s first half.

In the wireless business, Eurotel's revenues rose by 1.9%, primarily owing to the 6.4% increase in the number of customers to 4.7 million. The increase in the weight of contract customers on the total from 24% to 33%, along with the 137.8% increase in internet customers to 70,342, led to a higher contribution by SMS, MMS and internet revenues to the total. After a good performance in the second half of the year, Eurotel remains the wireless operator with the largest number of customers in the Czech Republic. Finally, we would highlight the launch of the UMTS business on December 1, 2005.

Capex rose 5.5% in the year as a result of higher investment by Eurotel in the roll-out of its UMTS network. The capex/revenues ratio remained very low in 2005, at 9.9%, compared to 9.3% in 2004.

Directories

In 2005 the TPI Group confirmed its strategic commitment to international expansion by acquiring Telinver, the leader in Argentina’s directories market.

Revenues amounted to 660.5 million euros, up 7.1% on 2004. This increase primarily reflects performance in Europe, where both the traditional paper and internet products and telephone traffic fared extremely well. This, coupled with control over costs, enabled OBIDA to advance 7.4% to 220 million euros.

Advertising revenues contributed 83% of total revenues. The Internet business remained robust, representing 7.4% of the Group’s advertising revenues.

Telephone traffic revenues were 39.3% higher than in 2004. The positive performance of telephone traffic business reflects the growth in the number of calls and average revenues per call to the 11888 number in Spain, as well as the launch of the directory assistance (DA) business in Italy via the subsidiary 1288 Servizio di Consultazione Telefonica, S.r.l. as of October 2005.

4 Operating income before depreciation and amortization over revenues.

In Spain, new directories of existing products were launched in 2005, such as pocket editions of the Yellow Pages, as well as new products that complement Yellow Pages products, such as local directories.

We would highlight the consolidation of the vertical directories for construction and hotels & restaurants as well as higher turnover from specialized magazines and direct marketing initiatives.

The companies Edinet Europa and Edinet América have also helped to streamline the Group’s productive systems by pooling their publishing activities in just two centers, one in Spain and the other in Latin America.

Call Centers

2005 featured sustained growth for the Atento Group, driven by stronger commercial activity with current customers and the addition of new customers.

Revenues rose 41.2% to 856.5 million euros (31.2% excluding the impact of exchange rates). The performance in different markets where Atento is present was favorable in all operations, with the exception of Atento Marruecos, led by Atento Brasil, with a 52.7% increase in revenues. Revenues from Atento Brasil in euros totaled 304.5 million euros, making it the Atento Group’s largest operation, accounting for 35.5% of total revenues. Atento España (Spain) posted revenues of 293.0 million euros, 34.2% of the total and 22.2% higher than in 2004.

We would also highlight Atento’s operations in Argentina, Central America, Colombia, Mexico and Venezuela, where revenues grew over 50%, and in Puerto Rico, with revenue growth of over 40%.

In addition, there was a notable increase in the contribution of revenues from the customers of the Multisector Market (outside the Telefónica Group) from 50% to 52% in 20055.

In line with its strategy, the Atento Group remains committed to the diversification of its customer portfolio by consolidating its leadership positions in the financial sector, major consumer goods, energy and public institutions.

Operating expenses rose 42% on the back of higher maintenance costs and occupancy levels at centers and higher expenses in equipment leases (for covering the growth of business in 2005), the increase in personnel and higher spending on training.

As a result, OIBDA rose 36.7% to 116.4 million euros (24.0% excluding the impact of exchange rates), with an OIBDA margin of 13.6%. Atento Brasil contributed 49 million euros or 42.1% of the Atento Group’s total income. Atento España contributed 13.8 million euros, Mexico 12.6 million euros and Chile 12.2 million euros, each accounting for over 10% of Group OIBDA.

The Atento Group ended the year with 39,705 service points, an increase of nearly 30%. At the same time, the Atento Group posted its highest ever productivity, with a 78% ratio, a 3 percentage point advance on 2004.

5 Revenues from Vivo (a customer of Atento Brazil) are considered part of the Multisector Market.

Finally, the Atento Group continued its growth strategy, creating jobs in most of the markets where it is present and increasing its headcount by 28% to 96,000 employees.

Media and Content

In 2005, in a process that began in 2003, this line of business concluded its disposal of non-core assets. In March it sold its Radio Continental shares in March 2005 and in May, after meeting the conditions agreed in late 2004, it finalized the sale of its stake in Torneos y Competencias.

In April, approval was given at the Sogecable’s Shareholders’ Meeting to increase capital by up to 185 million euros, with the proceeds going to the early repayment of the participating loans granted by the main partners (PRISA, Telefónica de Contenidos and Vivendi Universal), in which Telefónica participated in an amount corresponding to its shareholding.

In June the merger of Telefónica Sport (previously the owner of various soccer rights and now specialized in consulting services in matters of sports rights for the rest of the Group's companies) and Telefónica de Contenidos was registered at the Mercantile Register, in which the former was dissolved but not liquidated.

On November 22, 2005, the Endemol Group placed on the Amsterdam Stock Exchange (Euronext) 25% of the share capital of its subsidiary Endemol N.V., formed by all the company’s operating activities worldwide except for France.

The business units encompassed in this line obtained consolidated operating revenues of 1,269.1 million euros, a 4.1% increase on 2004. OIBDA was 45.5% higher, at 269.2 million euros. This increase was largely driven by the proceeds from the flotation of 25% of Endemol N.V., the sale of the ATCO radio business and the healthy earnings performances by business lines.

a)	The company, which was recently listed on the Amsterdam stock exchange, reported revenue growth of 5.8% in 2005 to 900.1 million euros. Of this figure, revenues from new acquisitions totaled 10.5 million euros, and the remainder derived from organic growth. Revenues grew in all countries in which Endemol NV operates with the Spanish, UK and RoW businesses showing the most outstanding performance, making the group's revenues more diversified. We also note the higher contribution of revenues from formats other than non-scripted (i.e., scripted and digital), which accounted for 23.3% of total group revenues vs. 21.4% in 2004.

b)	Endemol NV recorded OIBDA of 152.8 million euros, an increase of 15.4% on 2004 with an OIBDA margin of 17%, 1.4% higher than the previous year. The company’s positive operating performance was due to significant revenue growth and the strong performance of production costs in the US, following the syndication of four series of Fear Factor, and offsetting the weaker operating performance in some of its RoW markets where the company had grown the most proportionally.

Meanwhile, ATCO’s earnings also improved with respect to 2004. Revenues rose 7% to 97 million pesos, thanks to the overall growth of the advertising market in the capital and greater Buenos Aires, as well as the good audience ratings obtained by Telefé, which raised its cumulative market share to 41.2%. OIBDA climbed 16% to 19.8 million pesos, driven not only by the growth in revenues, but also by the gains from the sale of Radio Continental and Radio Estéreo.

EARNINGS

Consolidated income

Growth rates for the year are affected by changes in the consolidation scope, the most significant of which were as follows: in 2004, the exclusion of Lola Films (effective as of August 2004) and Telefónica UK (effective as of January 2004) and the inclusion of the eight BellSouth wireless operators (effective as of November 2004), and in 2005 the inclusion of the two other BellSouth wireless operators (Argentina and Chile), Atrium (from January 2005) and the Czech operator Cesky Telecom (from July 2005).

The Telefónica Group’s operating revenues amounted to 37,882.2 million euros in 2005, an increase of 25.1% . Organic growth; i.e. stripping out the impact of exchange rates and changes in the consolidation scope, was 9.3% . This growth reflects the solid performance of operations and the sustained increase in its customer base that resulted from the internationalization of its business and the intensification of sales drives in all lines of activity. The increase in revenues offset the higher growth of operating expenses associated with commercial efforts, allowing for a 25% increase in OIBDA to 15,276.4 million euros (9.9% organic growth).

Operating income amounted to 8,558.8 million euros, up 30.6% on 2004 (21.7% organic growth), owing to the positive performance of OIBDA, which offset the growth in depreciation and amortization. The share of losses in companies consolidated by the equity method amounted to 128.2 million euros, which was far higher than 2004 owing to the larger write-down at IPSE, which was partially offset by the better results of Sogecable, Medi Telecom and Lycos Europa.

Net finance costs in the year totaled 1,634.3 million euros, similar to 2004. As later indicated, the higher interest expenses associated with the increase in the Group’s average debt and the rise in interest rates were offset by the positive exchange rate effect.

Better performance both at operating and non-operating level underpinned a 40% increase in net income, to 4,445.8 million euros.

The Telefónica Group’s EPS was 0.913 euros.

Revenues

Revenues rose 25.1% in 2005 to 37,882.2 million euros, reflecting the significant effects of changes in the consolidation scope and the impact of exchange rates. Excluding these two effects, organic growth would be 9.3% .

The biggest contributors to Group revenues were the wireless business (40%), the Telefónica de España Group (29%) and Telefónica Latinoamérica (21%).

Revenues from the wireless business were 16,513.5 million euros, up 38.1% or 14.2% in organic terms, mainly driven by the growth of the customer base. Spain contributed 53% of the revenues generated by wireless business and Latin America 47%.

Revenues for the Telefónica de España Group amounted to 11,739.5 million euros, up 4.8% on 2004, driven by solid growth in both retail and wholesale broadband services and the increase in the monthly line rental, which, in turn, offset the decline in voice traffic revenues.

Telefónica Latinoamérica post a 22.5% increase in revenues to 8,265.5 million euros, with organic growth of 5.9% . This growth is mainly explained by the development of broadband services, the tariff increase, the good performance of public telephony revenues and Telesp’s new value added businesses, alongside a pickup in consumption and the improvement of TASA’s operating indicators despite the tariff freeze. While the weight is smaller, Telefónica Empresas América and TIWS also contributed positively to revenue growth, while consolidating their market positions.

Expenses

Operating expenses6 rose 26.7% to 23,219.3 million euros, with organic growth of 10.2% . This increase was due mainly to the wireless business, marked by intense commercial activity in 2005 and the launch of the Movistar brand in April 2005.

Supply costs were 31.8% higher, amounting to 10,065.0 million euros. This increase primarily derives from the inclusion in 2005 of Cesky and the 10 BellSouth wireless operators. Stripping out these inclusions, the increase would be explained by the larger volume of handset purchases, higher wireline and wireless operator interconnection costs, increased purchases of equipment for the deployment of ADSL services and the expenses associated with the adaptation of exchanges for the unbundling of the local loop to new operators.

External service expenses amounted to 6,715.3 million euros, a 32.4% increase on the year before, also affected by the changes in the consolidation scope and exchange rates. Commercial activity in all the Group’s business lines was intense during the year. This was particularly notable in the wireless business, where its expenses grew substantially owing to the resources invested for subscriber acquisition and retention and the international launch of the Movistar brand. In wireline operators, the rise in expenses largely derives from greater commercial efforts linked to the deployment of ADSL and the higher plant maintenance costs.

The Group’s personnel expenses rose 11% to 5,656.4 million euros, reflecting the inclusion of Cesky and the BellSouth operators and the increase in Atento's headcount. This item also reflects the personnel restructuring expense under Telefónica de España's Labor Force Reduction Plan (2003-2007), which affected 1,877 employees in 2005. At December 31, 2005 Telefónica Group had 207,641 employees, compared with 173,554 in 2004.

Other operating expenses include the amount assigned to the impairment of receivables, considerably higher in 2005 owing to the larger provisions in the wireless business derived from the inclusion of the BellSouth operators and increased provisions in Mexico and Brazil. Here we should also highlight the capital gains on the sale of Infonet and Endemol's IPO, and the benefits of Telefónica de España’s real estate efficiency plan.

OIBDA and operating income

OIBDA rose 25% to 15,276.4 million euros in 2005, with organic growth of 9.9% .

Operating income rose by 30.5% (21.7% organic growth) to 8,558.8 million euros. Behind the sharp growth was the increase in OIBDA, as the depreciation and amortization charge was 18.6% higher because of the newly acquired operators. In organic terms, depreciation and amortization expense fell by 2.5%, underscoring the Telefónica Group’s policy of scaling back capex.

6 Includes supplies, personnel, capitalized work on PP&E.

Investment activity

In 2005, the Telefónica Group recorded additions to intangible assets and property, plant and equipment of 5,468.65 million euros, 45.1% more than in 2004. This increase reflects the inclusion of Cesky and the BellSouth wireless operators. Stripping out these inclusions, additions also reflect the stronger investment efforts of Telefónica Latinoamérica and Telefónica de España and investment on the construction of the Group’s new corporate headquarters in Madrid (Telecommunications City District C).

All operators of Telefónica Latinoamérica stepped up capex, most notably on systems to enhance customer management and the deployment of broadband services.

Telefónica de España proceeded with its broadband expansion policy, speeding up the rollout of ADSL technology and betting heavily on the development of new multimedia businesses (Imagenio) without overlooking the needs of its traditional business.

At Telefónica Móviles, notable developments included the deployment of new GSM networks in Colombia, Ecuador, Nicaragua, Panama, Peru and Uruguay and the upgrading of the coverage and capacity of GSM networks in Argentina, Chile, Guatemala, El Salvador and Mexico.

Investment in property, plant and equipment totaled 4,391.3 million euros, up 38.4% from 2004, while investment in intangible assets stood at 1,077.3 million euros, down 81.3% on the year before.

Financial investments amounted to 6,839.8 million euros, led by the acquisitions of the BellSouth operators in Chile and Argentina, Cesky Telecom and O2 shares.

Innovation and R&D

The Telefónica Group considers innovation to be one of the cornerstones of its future transformation. This strategy underscores the importance of innovation as a basic means for obtaining sustainable competitive advantages, such as the anticipation of market trends and product differentiation through the addition of new technologies via the development of new products and services and the inclusion of ICT (information and communications technologies) in business processes. Here its goal is to become a more effective, efficient and flexible integrated group focused on the customer.

In 2005, Telefónica rolled out the new Technological Innovation model defined in 2004, articulated by Telefónica Investigación y Desarrollo (Telefónica I+D), which pave the way for an even greater alignment of technological innovation with the Group’s strategy. It also promotes collaboration with other agents (customers, public authorities, suppliers, business allies, etc.) who will become “technological allies.”

Telefónica spent 2,950 million euros in 2005 on items related to technological innovation, 23% more than in 2004. Every year, as part of its investment streamlining policy, Telefónica has increased the percentage of investment earmarked for new businesses.

As for how it obtains innovative solutions, Telefónica still considers that differentiating itself to peers and being more widely accepted by the market does not depend solely on an acquired technology. It must promote its own R&D activities to guarantee this differentiation and to drive forward other innovation initiatives. In 2005, Telefónica invested 544 million euros, or 1.4% of revenues, in R&D activities. According to figures published by the European Commission corresponding to financial year 2004, Telefónica invested more in R&D than any other Spanish company.

Most of the R&D activities are carried out by Telefónica Investigación y Desarrollo, a wholly-owned subsidiary, which works principally for Telefónica’s businesses. In the performance of this function, it also collaborates with other companies and universities. Telefónica I+D is the driving force behind the Group's innovation, playing a dual role as the developer of the ICT solutions Telefónica needs and as the identifier of emerging technological options that could have a significant impact on business.

Telefónica I+D worked on over 1,800 projects during the year, including the development of products, services and processes, and applied research initiatives aimed at anticipating new technologies that could affect Telefónica’s business.

The development of products, services and processes has produced results that can be applied in the short term by Telefónica’s businesses (either by enlarging the product range with a better position in the market or by introducing systems and processes that help its commercial development, make it more efficient and enhance quality levels). These projects play an important role in Telefónica’s strategy of creating value through broadband communications and services and in the deployment of new networks and services at companies recently integrated in the Telefónica Group.

Last year Telefónica I+D continued to consolidate its network of Centers of Excellence. Internationally, it has considerably increased the percentage of activity developed at its centers in Mexico City and Sao Paulo in Brazil, which share the mission of providing support for technological innovation at the Group’s companies in Latin America. Within the framework of the strategy introduced several years ago to ensure the geographical distribution of the Group’s technological innovation capacity, in Andalusia Telefónica I+D launched a new center in Granada, which complements the activities already under way at the rest of its centers in Barcelona, Huesca, Madrid and Valladolid. The center in Barcelona has undergone a decisive upgrading under a new organizational structure, with a threefold increase in human resources and a new technological strategy for the development of its projects. With these initiatives Telefónica I+D is building an extensive network of technological innovation in Spain and abroad.

As indicated, in 2005 it also undertook activities relating to applied research aimed more at the medium and long-term, in order to detect, understand, develop and apply —through consulting work, strategic studies, technological surveillance and experimental tests—any aspects, singular features, opportunities and particularly technologies that will affect the performance of Telefónica’s business lines. These activities have mainly been developed within the corporate framework of Telefónica, complementing projects carried out in the sphere of the European union’s R&D programs, the general government of Spain and the Spanish regions where Telefónica I+D has centers. Telefónica I+D’s response to the general government’s CENIT program merits special mention. The company has contributed 11 project proposals, leading five of them, which should be decided on at the beginning of the year.

The new model also provided for the creation of a Telefónica I+D Scientific Assessment Council, comprising leading academic personalities from around the world, with the mission of orienting Telefónica from a scientific and university vantage.

Throughout 2005, Telefónica, via Telefónica I+D, carried ahead with its intense pace of intangible and non-lucrative initiatives with a view to promoting the Group’s technological image through its presence at universities and scientific institutions and numerous technical contributions such as articles, lectures at conferences, books and other publications. In addition, through Telefónica I+D, Telefónica continued to expand the Group’s portfolio of technological property considerably.

Financial income (expenses)

Net financial expenses in 2005 totaled 1.634,3 million euros, a decrease of 0.3% (4.8 million euros) compared to 2004 (1.639,1 million euros). Interest expenses decreased by 334.3 million euros, of which 261.3 million euros derived from the 18.6% increase in average net debt vs. 2004. Exchange rate differences rose by 339.1 million euros on 2004, highlighting the contribution of the USD/EUR position, which accounted for 43% of the improvement.

The free cash flow generated by the Telefónica Group in 2005 amounted to 7,108.1 million euros, of which 4,476.1 million euros were used by Telefónica S.A. to pay dividends and buy back treasury shares, 5,839.9 million euros were earmarked for financial investments (net of real estate divestments) and 692.8 million euros were used to settle commitments acquired by the Group, derived mainly from the labor force reduction plans. Consequently, the free cash flow after dividends, which to a large extent explains the increase in net financial debt, amounted to 3,900.7 million euros.

Financing

The Telefónica Group’s net debt amounted to 30.067,0 million at 2005 year-end. The increase of 6,372.6 million euros with respect to the consolidated debt at 2004 year-end (23,694.4 million euros) is largely attributable to the free cash flow after dividends (-3,900.7 million euros). In addition, debt increased by 1,075.8 million euros due to changes in the consolidation scope and other impacts on financial accounts and by 1,396.1 million euros due to the effect of exchange rates on debt not taken out in euros.

The principal financing transactions carried out in 2005 were as follows:

•	Telefónica Emisiones, S.A.U., a subsidiary of Telefónica, S.A., launched a program for the issuance of debt instruments (“the program”) for up to a total of 15,000 million euros. It was registered at the UK Listing Authority on July 8, 2005. On February 4, 2005 the documents entitled Dealership Agreement, Issue and Paying Agency Agreement, Deed of Covenant, Deed of Guarantee and Master Global Notes were formalized. This program, which is guaranteed by Telefónica, S.A., substitutes the previous similar program dated February 4, 2005.

•	On May 4, 2005, Compañía de Telecomunicaciones de Chile concluded the renegotiation of the 180 US million dollar syndicated loan signed in 1998, with a current amount of 150 million dollars, which enabled it to extend the maturity from April 2007 to December 2008. Subsequently, on October 28, it also renegotiated the syndicated loan initially signed in 1996 for 225 million dollars, with an outstanding amount of 150 million dollars, extending maturity from April 2008 to June 2011 and adjusting the spread to market conditions.

•	In May 2005, Telefónica Europe, B.V. updated its ECP (euro commercial paper) program. In 2005 Telefónica Europe continued its issuance activity under the aforementioned program, underwritten by Telefónica, S.A., with short-term issues maturing between one week and 364 days. At December 31, 2005, the final balance of outstanding commercial paper totaled 1,133.29 million euros (at the initial issue price).

•	On June 28, 2005, Telefónica, S.A. arranged a syndicated loan with 40 national and international financial institutions for 6,000 million euros, maturing on June 28, 2011. The loan is denominated in euros and can be drawn either in this currency or in US dollars, sterling, yen, Swiss francs or any other currency subject to prior agreement by the banking institutions. The interest rate for each term or period of interest will be the EURIBOR/LIBOR for each period plus a spread that will be based on the long-term credit rating assigned by the rating agencies Moody’s and Standard and Poor’s. At current levels, Baa1/BBB+, the spread would be 0.225% per annum.

•	On September 29, Telefónica Finanzas México, a Telefónica Móviles subsidiary, held two issues for a combined value of 5,000 million pesos under its current certificados bursátiles (peso bonds) program that has a maximum issuance of 12,000 million pesos. The first issue was for 3,500 million pesos, with a 5-year maturity and paying quarterly interest at the annualized rate of 91-day Cetes (Mexican government treasury notes) plus 61 basis points. The second 1,500 million peso issue, matures in 7 years and pays a fixed 9.25% half-yearly. This program was authorized by the Comisión Nacional Bancaria y de Valores (Mexican banking and securities regulator) on December 30, 2004, underwritten by an unconditional and irrevocable guarantee by Telefónica S.A. Issues can be made under the program for four years from this date.

•	On October 11, 2005, Telefónica del Perú launched a bond issue on the international market for 754 million new Peruvian soles at a fixed interest rate of 8%. The bonds mature on April 11, 2016.

•	On October 31, 2005, Telefónica Europe, B.V. arranged a syndicated loan, underwritten by Telefónica, S.A., for 18,500 million sterling, subsequently reduced to 18,000 million under a modification of December 14, 2005, for the purpose of financing or refinancing the acquisition of the shares relating to the purchase of O2 and the associated costs. The loan consists of two tranches, A and B, for ₤12,000 million and ₤6,000 364 days, which can be extended for two periods, the first by 365 days and the second by 180 days, for the A tranche and 3 years for the B tranche. Lastly, the annual interest rate for each period or interest rate will be EURIBOR/LIIBOR for the period plus a spread based on the long-term credit rating assigned to Telefónica, S.A. by the rating agencies Moody’s and Standard and Poor’s. At current levels, Baa1/BBB+, the spread would be 0.325% per annum for tranche A and 0.375% per annum for tranche B, although the spread could be reduced by 0.05% per annum in both tranches if the amount drawn is the same as or less than 50% of the total amount.

Rating agencies

On October 31, 2005, Moody's and Fitch Ratings, respectively, placed our credit ratings under review for possible downgrade after the announcement of the takeover bid for 100% of the share capital of O2, limiting the downgrade to one notch, i.e. to Baa1 and A-, respectively, once the acquisition is completed. On the same date, Standard and Poor’s cut our credit rating from A to A- and placed it on creditwatch for a possible further downgrade, limiting further falls to one notch once the acquisition concludes, i.e. BBB+. On December 22, 2005, Moody’s finally lowered its long-term credit rating assigned to Telefónica to Baa1, but affirmed its short-term P-2 rating.

After 2005 year-end, on January 11, 2006 Fitch lowered its long-term credit rating for Telefónica to A- with a stable outlook and its short-term credit rating from F-1 to F-2. On the same day Standard and Poor’s also lowered its long-term credit rating to BBB+ with a stable outlook and affirmed its short-term credit rating of A-2. This concluded all actions announced by the rating agencies with respect to Telefónica’s takeover bid for O2 Plc.

Treasury shares

At the start of 2005, Telefónica had treasury shares of 4.18179%, made up of 207,245,179 shares with a book value of 11.833 euros per share, a balance of 2,452.31 million euros and a nominal value of 207.25 million euros.

During 2005, the Company acquired 230,038,870 its own shares for a total of 2,741.47 million euros and sold 48,503,517 shares for a total price of 647.45 million euros.

In addition, it used 29,274,686 shares for the share exchange in the takeover of Terra Networks S.A., 34,760,964 shares to reduce capital and 188,096,296 treasury shares for the return of the share premium to shareholders through the delivery of treasury shares. Lastly, 1,525 treasury shares were delivered as part of the share option plan for Endemol employees (EN-SOP).

As a result of the above, the number of treasury shares in 2005 rose to 136,647,061 (2.77674%) acquired at an average price of 12.996 euros per share.