Form 20-F
period 2006-12-31
TELEFONICA S A
filed 2007-05-18
CIK 814052

As filed with the Securities and Exchange Commission on May 18, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ___to ___
Commission file number: 001-09531
TELEFÓNICA, S.A.
(Exact name of Registrant as specified in its charter)
KINGDOM OF SPAIN
(Jurisdiction of incorporation or organization)
Gran Vía, 28, 28013 Madrid, Spain
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value €1.00 per share* American Depositary Shares, each representing three Ordinary Shares	New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2006 was:
Ordinary Shares, nominal value €1.00 per share: 4,921,130,397
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑           Accelerated filer ☐           Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “expect”, “aim”, “hope”, “anticipate”, “intend”, “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” and include statements regarding our intent, belief or current expectations with respect to, among other things:
•	the effect on our results of operations of competition in the Spanish telecommunications market and our other principal markets;

•	trends affecting our financial condition or results of operations;

•	acquisitions or investments which we may make in the future;

•	our capital expenditures plan;

•	our estimated availability of funds;

•	our ability to repay debt with estimated future cash flows;

•	our shareholder remuneration policies;

•	supervision and regulation of the Spanish telecommunications sector and of the telecommunications sectors in other countries where we have significant operations;

•	our strategic partnerships; and

•	the potential for growth and competition in current and anticipated areas of our business.
     Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our business that could affect the matters referred to in such forward-looking statements include but are not limited to:
•	changes in general economic, business or political conditions in the domestic or international markets (particularly in Latin America) in which we operate or have material investments that may affect demand for our services;

•	changes in currency exchange rates and interest rates;

•	failure to generate sufficient cash flow through our business or an increase in our capital expenditures leading to greater dependency on external financing;

•	our inability to successfully implement our business plan;

•	failure to maintain satisfactory working relationships with our partners;

•	costs and difficulties associated with the acquisition and integration of other businesses;

•	the actions of existing and potential competitors in each of our markets;

•	the impact of current, pending or future legislation and regulation in countries where we operate;

•	failure to renew or obtain the necessary licenses to carry out our operations;

•	the potential effects of technological changes;

•	unanticipated service network interruptions;

•	the outcome of pending litigation; and

•	the impact of impairment of goodwill and assets as a result of changes in the economic, regulatory, business or political environment.
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

CERTAIN TERMS AND CONVENTIONS
     Our ordinary shares, nominal value one euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol “TEF”. They are also listed on various foreign stock exchanges such as the London, Frankfurt, Paris, Buenos Aires and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges and through the SEAQ International System of the London Stock Exchange. American Depositary Shares (“ADSs”), each representing the right to receive three ordinary shares, are listed on the New York Stock Exchange under the symbol “TEF” and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary. Brazilian Depositary Shares (“BDSs”), each representing the right to receive one ordinary share, are listed on the São Paulo Stock Exchange. BDSs are evidenced by Brazilian Depositary Receipts (“BDRs”) issued under a Deposit Agreement with Banco Bradesco, S.A., as Depositary.
     As used herein, “Telefónica”, “Telefónica Group” and terms such as “we”, “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries unless the context requires otherwise.
     Following are definitions of certain technical terms used in this Annual Report:
•	“Access” refers to a connection to any of the telecommunications services offered by the Telefónica Group. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting our number of customers. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer. The following are the main categories of accesses:

•	Fixed telephony accesses: includes public switched telephone network (“PSTN”) lines, integrated services digital network (“ISDN”) lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

•	Internet and data accesses: includes broadband accesses (retail asymmetrical digital subscriber line “ADSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN) and other accesses, including the remaining non-broadband final client circuits.

•	Pay TV: includes cable TV, satellite TV (DTH) and Imagenio Internet Protocol (“IP”) TV.

•	Mobile accesses: includes mobile telephony.

•	Unbundled local loop: includes accesses to both ends of the [cooper local loop] leased to other operator to provide voice and DSL services (fully unbundled loop, “fully UL”) or only DSL service (shared unbundled loop, “shared UL”).

•	Wholesale ADSL: means wholesale asymmetrical digital subscriber line.

•	Other: includes other circuits for other operators.
     Certain technical terms used with respect to our mobile business are as follows:
•	“Minutes of use” (“MOU”): is calculated by dividing the total number of voice minutes for the preceding 12 months by the weighted average number of customers for the same period.

•	“Average revenue per user” (“ARPU”): is calculated by dividing total service revenue (excluding inbound roaming revenue) from sales to customers for the preceding 12 months by the weighted average number of customers for the same period. ARPU is calculated using gross service revenue before deduction of wholesale discounts.

•	“Revenues” means net sales and rendering of services.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION
     In this Annual Report, references to “dollars” or “$” are to United States dollars, references to “pounds sterling”, “sterling” or “£” are to British pounds sterling and references to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.
     Our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union and our consolidated financial information as of and for the year ended December 31, 2004 included in our annual consolidated financial statements were restated in accordance with IFRS (the “Consolidated Financial Statements”). IFRS, as adopted by the European Union and applied by us in our consolidated financial statements as of and for the years, ended December 31, 2006, 2005 and 2004, do not differ from IFRS as published by the International Accounting Standards Board (IASB), and therefore, comply in full with IFRS. As disclosed, the 2005 and 2004 Financial Statements were restated to present the operation of Telefónica Publicidad e Información (“TPI”) group as discontinued operations.
     IFRS differs in certain significant respects from Spanish GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented in the past under Spanish GAAP, and readers should avoid such a comparison.

Part I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
     Not applicable.
B. Advisers
     Not applicable.
C. Auditors
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A. Selected Financial Data
     The following table presents selected consolidated financial data of Telefónica. It is to be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this Annual Report. The consolidated income statement data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and notes thereto included in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Please refer to note 25 to our Consolidated Financial Statements for a discussion of these differences.
     The basis of presentation and principles of consolidation are described in detail in notes 2 and 3q, respectively, to our Consolidated Financial Statements.

	As of or for the year ended December 31,
	2004 (1)	2005 (1)	2006
	(in millions of euros, except share data)
Revenues	29,809	37,383	52,901
Other income	1,134	1,416	1,571
Supplies	(7,577)	(9,999)	(16,629)
Personnel expenses	(4,976)	(5,532)	(7,622)
Other expenses	(6,373)	(8,212)	(11,095)
Depreciation and amortization	(5,642)	(6,693)	(9,704)
Operating income	6,375	8,363	9,422
Share of profit (loss) of associates	(50)	(128)	76
Net financial expenses	(1,456)	(1,790)	(2,795)
Net exchange differences	(177)	162	61
Net financial income (expense)	(1,633)	(1,628)	(2,734)
Profit before taxes from continuing operations	4,692	6,607	6,764
Corporate income tax	(1,451)	(1,904)	(1,781)
Profit for the year attributable to equity	3,241	4,703	4,983
Profit from discontinued operations after taxes	245	124	1,596
Profit for the year	3,486	4,827	6,579
Minority interests	(310)	(381)	(346)

	As of or for the year ended December 31,
	2004 (1)	2005 (1)	2006
	(in millions of euros, except share data)
Profit for the year attributable to equity holders of the parent	3,176	4,446	6,233
Weighted average number of shares (thousands)	4,987,751	4,870,852	4,778,998
Earnings per share attributable to equity holders of the parent (euros)(2)(3)	0.637	0.913	1.304
Earnings per ADS (2)(3)	1.910	2.738	3.913
Weighted average number of ADS (thousands)	1,662,584	1,623,617	1,592,999

Consolidated Balance Sheet Data
Cash and cash equivalents	914	2,213	3,792
Property, plant and equipment	23,193	27,993	33,887
Total assets	60,079	73,174	108,982
Non-current liabilities	27,743	35,126	62,645
Equity (net)	12,342	16,158	20,001

Consolidated Cash Flow Data
Net cash provided by operating activities	10,131	11,139	15,414
Net cash used in investing activities	(5,808)	(9,592)	(28,052)
Net cash provided by (used) in financing activities	(3,937)	(435)	14,572
Cash dividends per ordinary share	0.40	0.50	0.55

	As of or for the year ended December 31,
	2002	2003	2004 (1)	2005 (1)	2006
	(in millions of euros, except share data)
US GAAP (4)
Consolidated Income Statement Data
Total revenues	28,913	27,708	29,383	35,494	50,900
Income (loss) before tax from continuing operations	(8,670)	3,866	3,773	5,867	6,925
Corporate income tax	3,383	(1,126)	(1,339)	(1,847)	(1,794)
Net income	(5,286)	2,740	2,547	4,144	6,341

Net income per share (2)	(1.03)	0.53	0.51	0.85	1.327
Net income per ADS (3)(4)	(3.08)	1.59	1.53	2.55	3.98
Consolidated Balance Sheet Data
Total assets	66,905	61,264	62,456	76,648	112,934
Long-term debt	21,778	18,310	14,882	25,168	50,407
Shareholder’s equity	16,668	16,888	15,873	19,222	23,376
Book value per ordinary share	3.24	3.27	3.18	3.95	4.89
Consolidated Cash Flow Data
Net cash provided by operating activities	9,020	9,559	10,043	10,891	15,096
Net cash used in (provided by) investing activities	(5,585)	(5,463)	(8,543)	(9,291)	(27,829)
Net cash used in (provided by) financing activities	(2,082)	(4,220)	(2,265)	(804)	14,716
Cash dividends per ordinary share	—	0.45	0.40	0.50	0.55

(1)	Telefónica Publicidad e Información (“TPI”) was sold in 2006 and its results of operations for 2006 and the gain we recorded on its sale are included under “Income (loss) from discontinued operations” for 2006. Figures for 2005 and 2004 have been restated to present TPI’s results under the same caption.

(2)	The per share and per ADS computations for all periods presented have been presented using the weighted average number of shares outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented.

(3)	Each ADS represents the right to receive three ordinary shares. Figures do not include any charges of the Depositary.

(4)	U.S. GAAP data for the years ended December 31, 2002, 2003 and 2004, has been restated retroactively to eliminate the monetary adjustment for inflation in hyperinflationary economies. For additional information, please refer to note 25 to our 2006 Consolidated Financial Statements.
Exchange Rate Information
     As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on May 17, 2007 was $1.3494 = €1.00. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period end	Average(1)	High	Low
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2563	1.3327	1.1860

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
November 30, 2006	1.3261	1.2705
December 29, 2006	1.3327	1.3073
January 31, 2007	1.3286	1.2904
February 28, 2007	1.3246	1.2933
March 31, 2007	1.3374	1.3094
April 30, 2007	1.3660	1.3363
May 17, 2007	1.3616	1.3494

Source: Federal Reserve Bank of New York.
     Monetary policy within the member states of the euro zone is set by the European Central Bank. The European Central Bank has set the objective of containing inflation and will adjust interest rates in line with this policy without taking account of other economic variables such as the rate of unemployment. It has further declared that it will not set an exchange rate target for the euro.
     Our ordinary shares are quoted on the Spanish stock exchanges in euro. Currency fluctuations may affect the dollar equivalent of the euro price of our shares listed on the Spanish stock exchanges and, as a result, the market price of our ADSs, which are listed on the New York Stock Exchange. Currency fluctuations may also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of any cash dividends paid in euro on the underlying shares.

     Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally pounds sterling, U.S. dollars, the Brazilian real, the Argentine peso, the Peruvian nuevo sol, the Chilean peso, the Mexican peso, the Venezuelan bolivar and the Czech kruna (crown)). See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     In addition to the other information contained in this document, prospective investors should carefully consider the risks described below before making any investment decisions. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business and results of operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.
Risks Related to our Business
A material portion of our operations and investments are located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.
     At December 31, 2006, approximately 33.3% of our assets were located in Latin America. In addition, approximately 34.7% of our revenues from operations for 2006 were derived from our Latin American operations. Our operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received from them) are subject to various risks, including risks related to the following:
•	government regulations and administrative policies may change quickly;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	the effects of inflation and currency depreciation may require certain of our subsidiaries to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate;

•	our operations are dependent on concessions and other agreements with existing governments; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.
Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange and interest rate risk.
     We are exposed to various types of market risk in the normal course of our business, including the impact of changes in foreign currency exchange rates, as well as the impact of changes in interest rates. We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to currency exchange rate fluctuations, such failure could adversely affect our financial condition and results of operations. Also, our other risk management strategies may not be successful, which could adversely affect our financial condition and results of operations. For a more detailed description of our financial derivatives transactions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and note 16 to our Consolidated Financial Statements.
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
     During the last 3 years we expanded our business through the acquisition of several companies. We have financed those acquisitions with debt and, thus, we have significantly increased our debt levels and our leverage ratios are relatively high. As a consequence of this increase in our leverage ratios, we have suffered downgrades in our ratings by the rating agencies. If our ability to generate cash flow were to decrease, we might need to incur a significant amount of additional debt to support our liquidity and capital resources requirements for the ongoing development and expansion of our business. Increasing our leverage could affect our creditworthiness and we may suffer additional downgrades in our ratings by the rating agencies. A further deterioration in our ratings could limit or make more difficult and expensive our access to the capital markets to raise funds and restrict our ability to operate our business or to refinance our debt, if needed, which could adversely affect our financial condition and results of operations. Our ability to raise capital is also related to our stock price and the liquidity of the capital markets. Adverse trends in these areas could prevent us from raising capital. If we have insufficient internal cash flow or we are unable to borrow the amounts we need at affordable rates or we cannot raise capital, we may be unable to pursue our business plans, which could adversely affect our financial condition and results of operations. For a more detailed description of our liquidity risk management, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and note 16 to our Consolidated Financial Statements.
We endeavor to implement our business plan successfully, but factors beyond our control may prevent us from doing so, which could have a material adverse effect on our business.
     Our ability to increase our revenues and maintain our position as a leading European and Latin American provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective implementation of our business plan.
     Factors beyond our control that could affect the implementation and completion of our business plan include:
•	difficulties in developing and introducing new technologies;

•	difficulties in obtaining the expected benefits from investment in networks and new technology;

•	difficulties in obtaining additional and/or well managed spectrum capacity;

•	declining prices for some of our services;

•	the effect of increased competition;

•	the effect of adverse economic trends in our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations;

•	difficulties in obtaining applicable government, shareholder and other approvals;

•	difficulties in entering into key contracts with third parties;

•	our ability to establish and maintain strategic relationships;

•	difficulties in achieving the expected benefits from scale across the Group’s operating companies and from the integrated management of fixed and mobile operations in every country;

•	difficulties in integrating our acquired businesses;

•	the effect of future acquisitions on our financial condition and results of operations;

•	difficulties in securing the timely performance of independent contractors hired to engineer, design and construct portions of our network;

•	the potential lack of attractive investment targets;

•	difficulties in attracting and retaining highly skilled and qualified personnel;

•	changes in regulations or the interpretation or enforcement thereof and other possible regulatory actions; and

•	the effect of unanticipated network interruptions.
The development of our business could be hindered if we fail to maintain satisfactory working relationships with our partners.
     Some of our operations are conducted through joint ventures in which we own a significant, but less than controlling, ownership interest. For example, Brasilcel in Brazil, which is jointly controlled by Telefónica and Portugal Telecom, is conducted through a joint venture. As a result of our less than controlling interest in these joint ventures, our company does not have absolute control over the operations of the venture.
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
     The risk of disagreement or deadlock is inherent in jointly controlled entities, and there is the risk that decisions against our interests will be made and that we may not realize the expected benefits from our joint ventures, including economies of scale and opportunities to achieve potential synergies and cost savings. In addition, our joint venture partners may choose not to continue their partnerships with us. Moreover, changes in control of our partners could affect our relationships with them and the management of the joint ventures.
The costs and difficulties of acquiring and integrating businesses could impede our future growth, adversely affect our competitiveness and adversely affect our results of operations.
     We have recently consummated, acquisition transactions in order to, among other things, provide services in countries in which we do not currently have operations, take advantage of growth opportunities or enhance our product portfolio in a market where we currently have operations. Our latest acquisitions include the acquisition of BellSouth’s wireless operations in Latin America; the acquisition of Cesky Telecom (recently renamed as Telefónica O2 Czech Republic); the acquisition of O2 in January 2006 and the acquisition in April 2006 of 50% plus one share of Colombia Telecom (recently renamed as Telefónica Telecom). We may make additional acquisitions in the future.
     These and our future acquisitions may expose us to certain risks, including the following:

•	the difficulty of assimilating the operations, information technology systems and personnel of the acquired entities;

•	the potential disruption to our ongoing business caused by senior management’s focus on the acquisition;

•	our failure to incorporate successfully licensed or acquired technology into our network and product offerings;

•	the expected cost savings and any other synergies from an acquisition may take longer to realize than expected or may not be fully realized;

•	the failure to maintain uniform standards, controls, procedures and policies; and

•	the impairment of relationships with employees as a result of changes in management and ownership.
     We cannot assure you that we will be successful in overcoming these risks, and our failure to overcome these risks could have a material adverse effect on our business, financial condition, results of operations and cash flow.
Risks Relating to our Industry
We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability.
     We face significant competition in all of the markets in which we operate, and we are therefore subject to the effects of actions by our competitors in these markets. Our competitors could:
•	offer lower prices, more attractive discount plans or better services and features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	bundle offerings of one type of service with others;

•	in the case of the wireless industry, subsidize handset procurement; or

•	expand and enhance their networks more rapidly.
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
We operate in a highly regulated industry, which could adversely affect our businesses.
     As a multinational telecommunications company, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Furthermore, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by national, state, regional, local and supranational authorities, such as the European Union. Furthermore, we are subject to strict regulation in many of the countries and the market segments in which we operate, particularly in many areas of the fixed-line network business.
     The regulatory authorities to which we are subject regularly intervene in the offering and pricings of our products and services. They could also adopt regulations or take other actions that could adversely affect us, including revocation of or failure to renew any of our licenses, authorizations or concessions to offer services in a particular market, changes in the regulation of international roaming prices and mobile termination rates, introduction of virtual mobile operators, regulation of mobile data services and regulation of the virtual local loop. Such regulatory actions could place significant competitive and pricing pressure on our operations, and could have a material adverse effect on our business, financial condition and results of operations.
     Regulatory policies applicable in many of the countries in which we operate generally favor increased competition in most of our market segments, especially in the fixed line, broadband and wireless service industries, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors or through the imposition of special rules and obligations to those operations that are said to have a dominant position or significant market power in a certain market. These regulatory policies are likely to have the effect, over time, of reducing our market share in the relevant markets in which we operate.
     In addition, because we a hold leading market share in many of the countries in which we operate, we could face regulatory actions by national or, in Europe, European Union antitrust or competition authorities if it is determined that we have prevented, restricted or distorted competition. These authorities could prohibit us from making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could harm our financial performance and future growth.
     Finally, it is also possible that services not previously regulated will be subject to future regulation, such as international roaming or voice over Internet protocol (VoIP) services, or that new regulatory requirements will be imposed on us, such as the new EU-wide regime of data retention requirements for law enforcement purposes or possible new regulatory initiatives in the area of mobile telecommunications.
     For a complete description of the regulatory proceedings we currently face, see “Item 8—Financial Information—Legal Proceedings”.
We operate under license and concession contracts.
     Most of our operating companies require licenses, authorizations or concessions from the governmental authorities of the countries in which they operate. These licenses, authorizations and concessions specify the types of services permitted to be offered by our operating companies. The continued existence and terms of our licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. The terms of these licenses granted to our operating companies and conditions of the license renewal vary from country to country. Although license renewal is not usually guaranteed, most licenses do address the renewal process and terms. As licenses approach the end of their terms, we intend to pursue their renewal as provided by each of the license agreements.
     Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our existing licenses, authorizations and concessions typically require that we satisfy certain obligations, including minimum specified quality, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license for the relevant area. In addition, the need to meet scheduled deadlines may require our companies to expend more resources than otherwise budgeted for a particular network build-out.

The industry in which we operate is subject to rapid technological changes, which requires us to continuously adapt to such changes and to upgrade our existing networks. If we are unable to adapt to such changes, our ability to provide competitive services could be materially adversely affected.
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
     In particular, we must continue to upgrade our existing wireless and fixed line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we could be required to upgrade the functionality of our networks to permit increased customization of services, increase coverage in some of our markets, or expand and maintain customer service, network management and administrative systems.
     Many of these tasks are not entirely under our control and may be affected by applicable regulations. If we fail to execute these tasks successfully, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which would adversely affect our business, financial condition, results of operations and cash flow.
Spectrum capacity may become a limiting factor.
     Our wireless operations in a number of countries may rely on our ability to acquire additional spectrum. The failure to obtain sufficient capacity and spectrum coverage would have a material adverse impact on the quality of our services and our ability to provide new services, which could adversely affect our business, financial condition, results of operations and cash flow.
Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis.
     We depend upon a small number of major suppliers for essential products and services, mainly network infrastructure. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, our business and results of operations could be adversely affected. Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion, which in some cases could adversely affect our ability to satisfy our license requirements.
We may be adversely affected by unanticipated network interruptions.
     Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in our service, could result in customer dissatisfaction, reduced revenues and traffic and costly repairs and could harm our reputation. We attempt to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and cannot avert every action or event that could damage or disrupt our technical infrastructure. Although we carry business interruption insurance, our insurance policy may not provide coverage in amounts sufficient to compensate us for any losses we incur.

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
     Moreover, whether or nor such research or studies conclude there is a link between radio-frequency emissions and health, popular concerns about radio-frequency emissions may discourage the use of wireless communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a material adverse effect on our wireless companies. In fact, a number of government authorities, including those in Spain, have already increased regulation of wireless handsets and base stations as a result of these health concerns, and our wireless companies are subject to compliance with these standards and regulatory requirements and potential litigation relating to these health concerns which could adversely affect our business, financial condition and results of operations.
     Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.
     We review on a annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to asses whether those carrying values can be supported by the future cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets results in a non-cash charge on the income statement, which could adversely affect our results of operations.
     For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates”.
Other Risks
We are involved in disputes and litigation with regulators, competitors and third parties.
     We are party to lawsuits and other legal proceedings in the ordinary course of our business, the final outcome of which is generally uncertain. An adverse outcome in, or any settlement of, these or other lawsuits (including any that may be asserted in the future) could result in significant costs to us. Such disputes and litigation may have an adverse effect on our business, financial condition and results of operations. For a more detailed description of current lawsuits, see “Item 8. Financial Information—Legal Proceedings”.
Item 4. Information on the Company
A. History and Development of the Company
Overview
     Telefónica, S.A. is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:
•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	mainly focused on providing fixed and mobile telephony services; and

•	present principally in Spain, Europe and Latin America.
     The following significant events occurred in 2006:
•	In January 2006, Telefónica, S.A. acquired 100% of English company O2 plc. The Consolidated Financial Statements include the results of the O2 group since February 1, 2006.

•	In March 2006, we sold shares to Prisa (pursuant to its partial takeover bid for 20% of Sogecable, S.A.) representing a 6.57% interest in Sogecable, S.A., thereby reducing our stake from 23.83% to 17.26%. Subsequently, Sogecable undertook several capital increases in which the Telefónica Group did not participate, thereby diluting its holding in Sogecable at December 31, 2006 to 16.75%. As a result of this dilution, at December 31, 2006, the investment in Sogecable was recognized under the line item other investments.

•	In April, Telefónica Latinoamérica purchased 50% plus one share of Colombia de Telecomunicaciones, S.A. ESP. In December, this company merged with Telefónica Data Colombia, S.A. As a result of the merger, the Telefónica group increased its stake to 52.03%.

•	On July 29, 2006 Telefónica Móviles, S.A. merged into Telefónica, S.A.

•	During July 2006, Telefónica, S.A. disposed of its 59.9% interest in TPI pursuant to a takeover bid formulated by Yell Group Plc.

•	During the third quarter of 2006, the Telefónica O2 Czech Republic, a.s., obtained the third mobile telephone license in Slovakia.
     Business Units
     In 2006, we implemented a regional and integrated management model to pursue our customer-oriented approach and take full advantage of scale. We have adapted the company’s management structure by creating three business units, with each unit in charge of all fixed and mobile assets in Spain, the rest of Europe and Latin America, respectively.
     In 2006, our business units were:
•	Telefónica Spain: fixed line and mobile telephony in Spain and mobile telephony in Morocco;

•	Telefónica O2 Europe: fixed line and mobile telephony in the rest of Europe; and

•	Telefónica Latam: fixed line and mobile telephony in Latin America.
     In 2006 we also had certain other subsidiaries:
•	Telefónica Contenidos: audio-visual media and content in Europe, Latin America and the United States; and

•	Atento: call centers in Europe, Latin America and North Africa.
     The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2006, including their jurisdictions of incorporation and our ownership interest.

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
Capital Expenditures and Divestitures
     Our principal capital expenditures excluding acquisitions during the three years ended December 31, 2006 consisted of additions to property, plant and equipment and additions to intangible assets. In 2004, 2005 and 2006, €3,768 million, €5,469 million and €8,010 million, respectively, was invested.
Year Ended December 31, 2006
     In 2006, capital expenditures increased by 46.4% from 2005, impacted by the acquisition of the O2 Group in 2006 and principally due to expenditures relating to investment in broadband networks in Spain and Latin America in response to the need to bring higher capacity and new services to households, triggered by higher-than-forecast customer and market growth. We also made expenditures associated with a faster roll out of third generation networks, mainly in Germany. In order to meet growing traffic and customer needs, investments have also been made in second generation networks (“GSM”) in Latin America (mainly Brazil).
Year Ended December 31, 2005
     In 2005, capital expenditures increased by 45.1% from 2004, principally due to expenditures relating to growth initiatives in Spain and Latin America related to our broadband business, increases in the capacity of our mobile telephony networks, the rollout of our Universal Mobile Telecommunications System (“UMTS”) network in Spain, technological developments in Latin America, the investment made in Distrito C (Telefónica Group headquarters in Madrid) and the capital expenditures of Cesky Telecom, which we consolidate as from July 2005.
Year Ended December 31, 2004
     In 2004, capital expenditures increased by 1.7% from 2003, principally due to expenditures by Telefónica Móviles on networks and technology for our mobile businesses in Spain, Brazil, Argentina and Mexico and investments by Telefónica Latinoamérica to further develop our broadband network for our Latin America fixed line businesses.
Financial Investments and Divestitures
     Our principal financial investments in 2006 were made by Telefónica, S.A. (€23,554 million for the acquisition of O2 plc). Our principal financial divestitures in 2006 were the sale of TPI and a 6.6% stake in Sogecable (€1,816 million and €330 million, respectively).
     Our principal financial investments in 2005 were made by Telefónica, S.A. (€3,663 million for the acquisition of Cesky Telecom a.s. and €1,266 million for the acquisition of 4.97% of O2 Plc (“O2”) through open market purchases), and Telefónica Internacional, S.A. (€424 million for the acquisition of 5.0% of China Netcom Group

Corporation’s outstanding shares through open market purchases). Our principal financial divestiture in 2005 was the sale of a 25% interest in Endemol Entertainment Holding, N.V.
     Our principal financial investments in 2004 were made by Telefónica Móviles (after the 2006 merger, Telefónica, S.A.) ($5,850 million for the acquisition of certain BellSouth companies, a portion of the acquisition price of which was paid in January 2005) and Telefónica, S.A. (€530.8 million, which included €475.1 million for additional acquisitions of Portugal Telecom shares). Our principal financial divestitures in 2004 were the sale of Lycos, Inc. and Pearson Plc by Terra Networks S.A. and Telefónica Contenidos, respectively.
Public Takeover Offers
     On March 29, 2006, the Boards of Directors of Telefónica, S.A. and Telefónica Móviles, S.A. approved a merger plan which provided for the merger of the two companies. The exchange ratio was set at four ordinary shares of Telefónica, S.A. for every five shares of Telefónica Móviles, S.A. On July 29, 2006, the merger was consummated.
     On October 31, 2005, we commenced a public tender offer for all of the outstanding shares of O2, a U.K. mobile services provider, for a total of approximately £17.9 billion (approximately €26.4 billion calculated based on a euro-pound exchange rate of €1.00 = £0.6767 on October 31, 2005). On January 23, 2006, we made our tender offer for O2 plc unconditional in accordance with the rules of the U.K. City Code on Takeovers and Mergers. As of March 30, 2006, after the expiration of our tender offer for O2, we owned an aggregate of approximately 98.6% of O2 plc’s issued share capital. With the acquisition of over 90% of O2 plc shares solicited in the offer, Telefónica implemented the procedures set out in the U.K. Companies Act to require compulsory sale of the remaining O2 shares which were not tendered pursuant to the offer. The aggregate acquisition cost was €26,135 million. We consolidate O2 in our Consolidated Financial Statements as from February 1, 2006.
     On March 29, 2005, Telefónica submitted a binding bid to purchase 51.1% of the share capital of the Czech telecommunications company, Cesky Telecom a.s., from the Czech government in an auction as part of a privatization process. The bid price submitted by Telefónica was 502 Czech crown per share, representing a total value of €2,745.9 million for the Czech government’s 51.1% of the share capital of Cesky Telecom a.s. On April 12, 2005, we signed an agreement with the Czech government to purchase its 51.1% stake in Cesky Telecom a.s. As a result of this agreement, we were required to conduct a public tender offer for all of the remaining outstanding shares of Cesky Telecom a.s. Pursuant to the tender offer, we acquired an additional 18.3% interest in Cesky Telecom a.s. for approximately €911 million. As of December 31, 2006, we held a 69.4% interest in Cesky Telecom.
     On February 23, 2005, the Boards of Directors of Telefónica and Terra Networks approved a merger plan which provided for the merger of the two companies. The exchange ratio was set at two ordinary shares of Telefónica for every nine ordinary Terra Networks shares. The merger was effected on July 16, 2005.
Recent Developments
     The principal events that have occurred since December 31, 2006 are set forth below.
     On May 14 2007, after analyzing various offers received, we entered into an agreement for the sale of our 99.7% stake in Endemol Investment Holding BV (“Endemol Holding” )-that indirectly owns 75% of Endemol NV- to a newly incorporated vehicle, jointly and equally owned by (i) Mediacinco Cartera SL, a newly incorporated entity owned by Mediaset SpA and its quoted subsidiary Gestevision Telecinco, S.A., (ii) Cyrte Fund II B.V. and (iii) Gs Capital Partners Vi Fund, LP.
     The total consideration for the sale of Endemol Holding amounts to €2,629 million for 75% of Endemol NV valued at €25 per share cum dividend and including the additional assets and liabilities within Endemol Holding and its subsidiaries. The agreement is subject to obtaining of the relevant regulatory authorisations
     On April 28 2007, we announced that we had reached an agreement with a group of Italian Investors, Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., to constitute a consortium in order to purchase the entire share capital of Olimpia S.p.A. (“Olimpia”), which owns an 18% stake in the voting share capital of Telecom Italia, S.p.A. (“Telecom Italia”), at a provisional price of €4.1 billion. Completion of the transaction is conditional upon the authorizations and approvals of the relevant authorities.
     The offered consideration, to be paid in cash at closing (expected by the end of 2007), implies the valuation of Olimpia’s equity investment in Telecom Italia at a price of €2.82 for each Telecom Italia ordinary share, for a countervalue of approximately €4.1 billion, net of the net debt of Olimpia.
     The acquisition will occur by way of a new company, Telco S.p.A. (“Telco”), which, after the transaction, will hold approximately 23.6% of the voting share capital of Telecom Italia (18% indirectly through Olimpia and 5.6% contributed by Generali and Mediobanca).
     As a result of the transaction, we will hold a total of 42.3% of Telco’s share capital, and the Italian Investors will hold the remaining 57.7% as follows: Generali, 28.1%; Mediobanca, 10.6%; Intesa Sanpaolo, 10.6%; and Sintonia, 8.4%.
     Telco will be funded with our initial contribution of €2,314 million, in cash, in addition to the corresponding contributions of each of the Italian Investors and a bridge financing of up to a maximum of €1,000 million. A subsequent share capital increase of Telco to reimburse totally or partially this debt will be carried out maximum six months after the closing of the transaction, which may be subscribed by Telefónica proportionally and by Italian investors.
     The governance of Telco will be determined according to proportionality criteria; it sets forth qualified majorities (the achievement of such majorities implying the consent of Telefónica) for certain specific, particularly significant transactions, including, among others, those which may change the shareholder structure (spin-offs, mergers and reserved increases in share capital). Should such qualified majorities not be reached, a “deadlock” will occur and in some cases the resolutions will not be taken and in other cases, the relative resolutions can be passed by simple majority of votes, without prejudice to the right of dissenting shareholders to exit the shareholder base of Telco via a demerger, i.e. pro-rata assignation of assets and liabilities of Telco. With respect to Telecom Italia S.p.A., Telefónica will have the right to appoint two Directors.
     The agreements shall last three years, at the end of which, without prejudice to renewal, each shareholder may exit the shareholder base of Telco via a demerger, i.e. pro-rata assignation of assets and liabilities of Telco.
     On April 18, 2007, we agreed to sell 100% of Airwave O2 ltd (a subsidiary of O2 Holdings ltd), a leading provider of communications services and solutions to public safety users in the UK.
     The transaction was completed on April 20, 2007. The total value of Airwave O2 ltd (firm value) was 2,015 million British Pounds (€2,982 million, exchange rate €/GBP: 1.48), generating total nets proceeds for the Telefónica Group of 1,932 million British Pounds (€2,860 million, exchange rate €/GBP: 1.48) after Airwave O2 ltd’s net debt and other liabilities. In connection with this transaction, we have assumed certain commitments, including possible tax liabilities and contributions to O2’s pension plans on behalf of the employees of Airwave.
B. Business Overview
     At December 31, 2006, the Telefónica Group’s total accesses increased 32% to 203 million from 154 million at December 31, 2005. See “Certain Terms and Conventions”. This increase in accesses is due in part to the acquisition of the O2 Group in 2006. Total accesses at December 31, 2006, includes 145 million mobile, 42 million fixed telephony accesses, 12 million Internet and data accesses and 1 million pay TV accesses. Additionally, it includes almost 1 million unbundled local loop and 1.3 million of wholesale ADSL.
     In 2006 we changed the method of calculating total accesses. We have recalculated our 2005 total accesses using our new criteria. Information in respect of 2004 is not available using such new criteria. Under our old criteria our total accesses were 153,526 thousand in 2005 compared with 123,493 thousand total accesses in 2004.

     The following table shows our total accesses at the dates indicated.

	At December 31,
(In thousands)	2005	2006
Fixed telephony accesses	40,859.0	42,340.7
Internet and Data accesses	11,002.6	12,170.9
Narrowband	5,166.9	3,997.7
Broadband	5,653.0	7,974.8
Other accesses	182.7	198.4
Pay TV	683.2	1,064.0
Mobile accesses	99,124.0	145,125.1

Final Clients Accesses	151,668.8	200,700.7

Unbundled local loop	441.7	962.2
Shared UL	279.0	527.7
Full UL	162.7	434.5
Wholesale ADSL	1,330.1	1,288.6
Other	55.6	228.6

Wholesale accesses	1,827.4	2,479.4

Total Accesses	153,496.2	203,180.1

Services and products of Telefónica
     Fixed line business
     The principal services offered by Telefónica in its fixed line businesses in Spain, Latin America and Europe are:
•	Traditional fixed line telecommunication services, principally including PSTN lines; ISDN access; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; intelligent network services; leasing and sale of terminal equipment; and telephony information service.

•	Internet and broadband multimedia services, principally including narrowband switched access to Internet; Internet service provider (“ISP”) service; portal and network services; retail and wholesale broadband access through ADSL and satellite technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming, e-learning, parental control, firewall, anti-virus, content delivery, personal computer sales); television services such as IPTV (Imagenio), cable television and satellite television; companies-oriented value-added services, like “puesto integral o puesto informático”, which includes ADSL, computer and maintenance for a fixed price, and Voice over Internet protocol (VoIP) services.

•	Data and business-solutions services, principally including leased lines; virtual private network (VPN) services; fiber optics services; hosting and application service provider (ASP) service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management (CGP’s) and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators, principally including domestic interconnection services, international wholesale services, leased lines for other operators’ network deployment and local loop leasing under the unbundled local loop regulation framework.

Mobile business
     Telefónica’s operating companies offer a wide variety of wireless and related services and products to consumer and business customers. Although the services and products available vary from country to country, the following are Telefónica’s principal services and products:
•	Wireless Voice Services. Telefónica’s principal service in all of its markets is wireless voice telephony, which has gained increased usage as a result of Telefónica’s increased customer base and increased market penetration rates.

•	Value Added Services. Customers in most of Telefónica’s markets have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Wireless Data and Internet Services. Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides wireless connectivity and Internet access. Through wireless Internet access, its customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use its other data services.

•	Corporate Services. Telefónica provides business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo, and other advanced solutions for data, developed for specific sectors.

•	Roaming. Telefónica has roaming agreements that allow its customers to use their handsets when they are outside of their service territories, including on an international basis.

•	Fixed Wireless. Telefónica provides fixed voice telephony services through wireless networks in Morocco, Argentina, Peru, Venezuela, El Salvador, Guatemala, Mexico, Nicaragua and Ecuador.

•	Trunking and Paging. In Spain and Guatemala, Telefónica provides digital wireless services for closed-user groups of clients and paging services.

•	M-payment. Through its subsidiary, Telefónica Móviles España, and together with Vodafone España, Orange and other financial institutions and processing companies, Telefónica has a 13.36% interest in Mobipay España, a company incorporated to develop micro-payments. Telefónica also has a 50% interest in Mobipay International, aimed at expediting payments through mobile phones in an international setting. Banco Bilbao Vizcaya Argentaria, S.A. is the other 50% shareholder in Mobipay International.
Telefónica Spain Operations
Telefónica Spain Fixed Line Business
     Operations
     The following table shows the development of Telefónica de España’s Spanish telecommunications network and growth in usage of that network since 2004:

	At December 31,
(In Thousands)	2004	2005	2006
Fixed telephony accesses	16,334.8	16,135.6	15,949.9
Internet and Data accesses	4,221.9	4,400.5	4,842.0
Narrowband	2,263.5	1,614.9	1,040.5
Broadband	1,882.0	2,720.7	3,742.7
Other accesses	76.4	64.9	58.8

	At December 31,
(In Thousands)	2004	2005	2006
Pay TV	8.5	206.6	383.0

Final Clients Accesses	20,565.2	20,742.6	21,174.9

Unbundled local loop	116.1	434.8	939.0
Shared UL	37.7	279.0	527.7
Full UL	78.4	155.7	411.3
Wholesale ADSL	618.4	721.9	586.4
Other	7.8	7.4	6.4

Wholesale accesses	742.3	1,164.1	1,531.8

Total Accesses	21,307.5	21,906.7	22,706.7

     The following table shows the evolution of network usage since 2004:

	At December 31,
	2004	2005	2006
Lines in service per employee	566.0	623.5	669.4
Volume of fixed line voice traffic (in millions of minutes)	123,026.0	110,207.0	99,208.0
Volume of outgoing fixed line voice traffic (in millions of minutes)	68,787.0	59,418.0	54,426.0
Volume of incoming fixed line voice traffic (in millions of minutes)	54,239.0	50,789.0	44,781.0
     In 2006, voice and Internet traffic decreased mainly as a result of a decrease in local calls and calls for Internet access as well as decreases in incoming traffic from other operators. The number of minutes consumed in 2006 decreased by 10% to 99,208 million minutes in 2006 from 110,207 million minutes in 2005. The decrease in minutes consumed in 2006 was mainly due to a 8.9% decrease in minutes per line per day to 17.2 minutes in 2006 from 18.9 minutes in 2005, mainly due to a decrease in minutes per day per line of traditional and incoming traffic.
     Outgoing traffic, which includes voice and Internet calls, accounted for 54.9% of Telefónica de España’s total traffic in 2006. Outgoing traffic decreased by 8.4% to 54,426 million minutes in 2006 from 59,418 million minutes in 2005 due to a decrease in national calls, fixed to mobile calls and calls for Internet access that were not fully compensated for by the increase in international calls. With respect to value added services, subscribers to caller identification increased by 8.7% to 8.6 million in 2006 compared to 7.9 million in 2005.
     Incoming traffic, which also includes voice and Internet calls, accounted for 45.1% of Telefónica de España’s total traffic in 2006. Incoming traffic decreased by 11.8% to 44,781 million minutes in 2006 from 50,789 million minutes in 2005.
     During 2006, Telefónica de España continued offering different discount plans (bundled service plans and flat rate plans) targeted to different client profiles. At December 31, 2006, the total number of subscribers for such discount plans was 4,638,661.
     Since 2005 ADSL products have also been bundled with other products, such as voice services (“Duos”) or with voice and IP TV services (“Trios”). The offers of Dúo and Trio product bundles have already exceeded the 2.7 million mark in terms of units sold. This products are having a positive impact in traffic and market share evolution. At the beginning of 2006, Telefónica de España launched a pair of high speed ADSL Internet services at 10 and 20 Mb bit rates. At December 31, 2006, we had 27,815 10 Mb clients and 3,071 20 Mb clients.
     Other broadband market drivers in the last quarter of the year included a number of special offers launched including bundles with Duos or Trios and a certain amount of free calls (fixed to mobile). With these offers

Telefónica has added more than 280,000 customers. This market strategy represents a first step toward fixed-mobile convergence.
     Finally, and taking into account the commitment of Telefónica de España for expanding the broadband market to remote sites, a family of broadband ADSL products focused on rural areas was launched at the beginning of 2006, reaching more than 24,000 subscribers at the end of the year. These products are subsidized by the Spanish government.
     IP TV (“Imagenio y TC Menorca”) accesses increased to 0.4 million at December 31, 2006 compared to 0.2 million at December 31, 2005 due to intense commercial campaigns and to an aggressive plan to increase the service coverage. Imagenio has lead the growth of the Spanish Pay TV market holding an estimated share of 41.3% of total market growth (as measured by the number of subscribers),.
     Sales and marketing
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
     The corporate customer service model developed by Telefónica de España, which is aimed at achieving the highest degree of efficiency in customer service, features the following:
•	a 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;

•	the Tiendas Telefónica (“Telefónica stores”) where customers can test and buy products marketed by Telefónica;

•	Telefónica’s “virtual” store, accessible by Internet, which offers the ability to order and purchase online the majority of services and products offered by Telefónica; and

•	a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.
     In addition, we have continued to develop our product portfolio, especially in broadband services. For instance, customers now have the option to finance the acquisition of desktop or portable computers from us as part of our ADSL offerings. During 2006 we have modified our IPTV product (Imagenio) and began developing it as a “Customized TV concept”. In addition to our existing video on demand (“VOD”) and pay per view (“PPV”) services, during 2006 we launched new market features such as “Imagenio Básico”, which offers customers a variety of pre-selected channel packages and which has reached approximately 10% of the subscribers base in only four months, and “Canales a la Carta” which allows customers to customize subscription options according to a selection of individual channels.
     The commercial strategy during 2006 focused on flat rates plans and fixed to mobile call bonuses with different offers depending on market segments. During 2006, Telefónica de España continued its focus on a wide offering of integrated telecommunications solutions to satisfy customer needs and to reinforce quality service and customer loyalty.
     Competition
     The level of competition faced by Telefónica de España in 2006 was similar to prior years, with most competitor activity directed at residential markets through product offerings bundling broadband service and voice calling plans. Telefónica de España’s principal competitors fall within three main categories:

•	Cable operators, such as the nationwide cable operator ONO, offering cable triple play packages (offerings of Internet, Pay TV and voice services) and, regional cable operators.

•	Unbundling Local Loop (“ULL”) operators, such as Orange (formerly Wanadoo), Ya.com (a subsidiary of Deutsche Telekom), Jazztel and Tele2.

•	Large-business oriented operators, such as British Telecom and Colt, offering voice and data VPNs
     Telefónica de España’s estimated market share during 2006 was as follows:
•	Broadband market share amounted to approximately 56% of retail accesses;

•	Telephone lines market share amounted to approximately 82.5% of retail accesses (down from approximately 85% in 2005);

•	Traffic market share amounted to approximately 66% of minutes (nearly flat compared to 2005); and

•	TV market share amounted to approximately 10% of the market (up from approximately 6% in 2005).
     Network and Technology. Telefónica Spain has made significant investments to develop its broadband access business through ADSL technology, increasing strongly the coverage and the development of Imagenio service.
Telefónica Spain Mobile Business
     Telefónica Spain provides wireless services in Spain and Morocco, through the operators Telefónica Móviles España and Medi Telecom.

			Total customers at	Total customers at
Country	Company	Population	December 31, 2005	December 31, 2006
		(in thousands)	(in thousands)	(in thousands)
Spain	Telefónica Móviles España	45,120	19,890	21,446
Morocco	Medi Telecom (1)	30,722	4,023	5,155

(1)	Jointly managed by Telefónica and Portugal Telecom. Each of Telefónica and Portugal Telecom has a 32.18% interest in Medi Telecom. Medi Telecom is also owned by minority shareholder’s.
     Spain
     Operations. With an estimated population of approximately 45 million people, Spain is the fifth largest wireless market in Western Europe with approximately 47 million wireless customers at December 31, 2006. This customer base represents a penetration rate of 104%. The penetration rate in the Spanish market grew 7.7 percentage points in 2006.
     We offer wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain in terms of total number of customers at December 31, 2006. Telefónica Móviles España had approximately 21.5 million customers at December 31, 2006, representing an estimated 45.5% market share and almost sustaining its higher estimated outgoing revenues market share.
     Customer information on the wireless market of Spain, including its market share, is based on annual reports and press releases made public by market competitors or information from local regulators.
     The following table presents selected statistical data relating to the operations of Telefónica Móviles España:

	At or for the year ended December 31,
	2004	2005	2006
Total customers (in millions)	19.0	19.9	21.5
Prepaid customers (in millions)	9.7	9.2	9.3
MOU (minutes)	131.3	149.7	156.2
ARPU (in euros)	32.1	33.1	32.9

     Telefónica Móviles España’s customers grew 8.0% at the end of 2006 compared to 2005. MOU grew 4.3% reaching 156 minutes per user, while ARPU was €32.9 in 2006, a slight reduction of 0.6% compared to 2005. Data ARPU stands at 4.6 euros for the year as a whole with a 2.9% increase in annual terms compared with 2005.
     The Spanish wireless market has shown growth as a result of a decline of wireless handset prices and per minute call rates, and the introduction of pre-paid calling plans. With strong competition in number portability and pressure on pricing, including termination rate reductions, along with the potential entry of new competitors, Telefónica Móviles España is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:
•	in-depth market segmentation, with a focus on customer value;

•	smart pricing to stimulate usage, launching segmented packages and innovative tariff options; and

•	leveraging UMTS to develop new services, deploying the network ahead of competitors.
     Sales and Marketing. Since Telefónica Móviles España began providing wireless services in Spain, its sales and marketing strategy has been to generate increased brand awareness, customer growth and increased revenues. Telefónica Móviles España utilizes several types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and Internet advertising. Telefónica Móviles España also sponsors several cultural and sporting events in order to increase its brand recognition.
     For purposes of sales and distribution, Telefónica Móviles España divides the Spanish market into the consumer market and business market. At December 31, 2006, Telefónica Móviles España had 9,232 points of sale for the consumer market, including specialized and large retailers. In addition, Telefónica Móviles España uses approximately 120 points of sale that are owned by the Telefónica Group.
     Competition. Telefónica Móviles España currently has seven competitors in the Spanish market for wireless communications service: “Vodafone España”, a subsidiary of Vodafone PLC, France Telecom España S.A., which operates under the trade name “Orange”, “Yoigo”, whose principal shareholder is TeliaSonera, “Carrefour móvil”, the first Mobile Virtual Network Operators (MVNO) in the Spanish market and “Happy móvil”, which is owned by The Phone House’s group. Other MVNO operators that use Vodafone’s network are “Lebara móvil” and “Euskaltel”.
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
     In 2005 and 2006, Telefónica Móviles España invested an aggregate of approximately €1,477 million in building out and enhancing its networks in Spain and developing its technological platforms and information systems. At December 31, 2006, Telefónica Móviles España’s GSM/GPRS digital network in Spain, which consisted of 115 switching centers and approximately 19,383 base stations, provided coverage to approximately 99% of the population. At December 31, 2006, Telefónica Móviles España’s UMTS network provided coverage to areas where approximately 80% of the Spanish population resides, with more than 6,000 UMTS base stations installed.
Morocco
     Telefónica provides wireless services in Morocco through Medi Telecom, S.A., in which it holds a 32.18% interest and shares management responsibilities with Portugal Telecom, which also holds a 32.18% interest. Medi Telecom is also owned by local minority shareholders. Medi Telecom is one of three wireless operators in Morocco, with over 5 million customers at December 31, 2006. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

In 2005, Medi Telecom obtained a license of fixed telephony and the company is currently constructing the fixed network using technology WiMax
     Competition. Medi Telecom competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco, and Wana (the new brand for Conect Maroc), the third wireless agent in the market, that started commercial operations by launching the first commercial offer for business customers on February 7, 2007.
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
     Operations. The following table presents selected statistical data relating to Medi Telecom:

	At or for the year ended
	December 31,
	2004	2005	2006
Total mobile customers (in millions)	2.9	4.0	5.2
Pre-paid customers (in millions)	2.8	3.9	5.0
Total fixed wireless (in thousands)	—	—	1.7
MOU (minutes)	66.8	56.5	45.0
ARPU (EUR)	14.0	8.7	7.5
     With a population of approximately 31 million people, Morocco had 16 million wireless customers at December 31, 2006, representing a penetration rate of 51.6%. Medi Telecom estimates that the Moroccan market grew 29% in 2006 compared to 2005. The decline of MOU in 2006 was due principally to the reduction in the number of promotions offered in 2006 compared with 2005. In addition, the decline in ARPU was due to a greater proportion of prepaid customers in 2006 compared to 2005.
     Sales and Marketing. Medi Telecom’s sales and marketing strategy has been to generate rapid customer growth. At December 31, 2006, approximately 97% of Medi Telecom’s customers used pre-paid plans with the remainder using contract service.
     Competition. Medi Telecom competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.
     Network and Technology. Medi Telecom’s network in Morocco is based upon the GSM standard. Medi Telecom has been offering wireless Internet, through GPRS, since November 2004. In 2005, Medi Telecom was awarded a fixed license in Morocco, and the company is rolling out a fixed network based on WiMax technology. In 2006, the company obtained a 3G license. The price of the license was approximately €32 million.
Telefónica O2 Europe
     Telefónica O2 Europe’s principal activities are the provision of mobile telecommunications services in the United Kingdom, Germany and Ireland and fixed and mobile services in the Czech Republic and in the Isle of Man. Since August 2006 Telefónica O2 Europe has a mobile licence to operate in Slovakia.
     Telefónica entered the telecommunications market in Europe through its acquisition of a 69.4% interest in Cesky Telecom in 2005 and its acquisition of 100% of O2 plc in early 2006. O2 plc changed its name to Telefónica O2 Europe in January 2007.
     The following table presents statistical data relating to our operations in Europe:

	At December 31,
	2004	2005	2006
	(in millions)
United Kingdom
Mobile customers	14.2	16.0	17.6
Germany
Mobile customers	7.4	9.8	11.0
Czech Republic
Mobile customers	4.4	4.7	4.9
Fixed telephony accesses	3.2	2.9	2.4
Broadband accesses	0.1	0.3	0.5
Ireland
Mobile customers	1.5	1.6	1.6
Others
Mobile customers	0.1	0.1	0.1
Fixed telephony accesses	0.1	0.1	0.1
Total Customers	30.9	35.4	38.2
     The following section provides a description of the main markets in which O2 operates. Customer information, including market share, are estimates that Telefónica has made based on annual reports and press releases made public by its competitors or information from local regulators in the respective markets.
United Kingdom – O2 UK
     The following table presents statistical data relating to our operations in the United Kingdom:

	At December 31,
	2004	2005	2006
Total mobile customers (in millions)	14.2	16.0	17.6
Pre-paid customers (in millions)	9.3	10.5	11.4
     O2 UK’s total customer base rose to 17.6 million at December 31, 2006, 1.7 million higher than at December 31, 2005. A total of 716,000 net new contract customers and 936,000 net new pre-pay customers were added during the 12 month period to December 31, 2006, driven by higher gross additions and lower churn.
     O2 UK’s blended ARPU of €33 for the year ended December 31, 2006 was €1 higher than the previous year reflecting the continued growth in data ARPU coupled with broadly stable voice ARPU. Data ARPU increased to €11 at December 31, 2006 from €9 at December 31, 2005 driven by growth in both SMS and non-SMS data. SMS volumes sent in the year ended December 31, 2006 were 5.1 billion.
     Annual minutes of use per user per month were up 12% year-on-year to 172 driven by promotions such as 50% extra minutes on 18 month contracts, O2 Treats (offering customers bundles of free text messaging, voice minutes or value added services after 6 months as an O2 customer to reward loyalty) and Long Weekends (offering free on net calls from Saturday to Monday for new and existing O2 Pay and Go customers who top up 15 pounds a month and free calls to any network in the UK or new Pay Monthly and upgrading customers).
     2006 saw tough competition in the market and O2 UK promoted a number of products and services aimed at the acquisition and retention of customers and revenue growth. At December 31, 2006 there were 69.8 million subscribers in the UK market. Despite the tough competition O2 UK was the market leader with an approximately 25% market share improving “versus” prior year in 1.1 percentage point.
     O2 Group includes the results of Be* from July 2006. Be* is the first U.K. ISP to offer this service, with plans to offer an integrated mobile and broadband service from O2 in mid 2007.
     O2 U.K. also completed the rebranding of 96 link stores to expand its O2 Retail network to over 400 stores.
     In addition to O2 UK there are currently four other network operators in the UK mobile telecommunications market: “Vodafone UK”, which is a subsidiary of Vodafone Plc, “T-mobile”, a subsidiary of Deutsche Telecom, “Orange” owned by France Telecom and “3”, belonging to Hutchison Whampoa. MVNO’s operating in the UK market include “Virgin Mobile” and “Fresh”, owned by Virgin Media and The Carphone Warehouse Group respectively, which both use T-Mobile’s network and “Tesco Mobile”, a joint venture in which O2 UK holds a 50 percent stake and which uses the O2 network.
Germany – O2 Germany
     The following table presents statistical data relating to our operations in Germany:

	At December 31,
	2004	2005	2006
Total mobile customers (in millions)	7.4	9.8	11.0
Pre-paid customers (in millions)	3.3	4.8	5.5
     O2 Germany’s total customer base rose to 11.0 million at December 31, 2006, 1.3 million higher than at December 31, 2005, and included 827,000 customers acquired through the Tchibo Mobilfunk joint-venture distribution channel. Contract customers comprised 49.7% of the total base at December 31, 2006 compared to 50.9% at December 31, 2005.
     Blended ARPU was €24 for the year ended December 31, 2006, down from €28 last period. This trend reflected the termination rate cuts of approximately 17%, the higher proportion of pre-pay customers in the total base, and the increasingly competitive market environment. Contract ARPU of €40 as at December 31, 2006 was €2 lower than at December 31, 2005 which also reflected the impact of termination rate cuts, as well as the introduction of new customer offers. Pre-pay ARPU of €9 as at December 31, 2006 was €2 lower than for the year ended December 31, 2005, mainly reflecting the impact of the termination rate cuts and competition.
     Annual minutes of use per user per month grew by 5% year-on-year to 127 driven by new propositions such as Genion flat rate.
     During the year O2 Germany launched a DSL (asymmetrical digital subscriber line) service and refreshed its successful Genion Homezone tariffs, enabling the company to offer integrated mobile, DSL landline telephony and broadband Internet access services. On December 1, 2006, HSDPA was launched where data download speeds of up to 1.8Mbit/s became available in Hamburg, Cologne, Düsseldorf, Frankfurt and Munich.
     The DSL packages, O2 DSL S/M/L, comprise a DSL connection of 4 to 16 Mbit/s with a flat rate tariff for Internet access, plus per minute billing for fixed line calls with the S package and a flat rate calling tariff for both the M and L packages. O2 DSL customers who are also O2 mobile contract customers receive a discount each month. Each package includes a DSL Surf & Phone Router which is a “plug-and-play” solution, installing itself automatically, and includes an ISDN terminal, two analogue telephones sockets, a WLAN-enabled DSL router and an integrated firewall and content filter.
     The refreshed Genion tariffs, S/M/L, are closely integrated with the new DSL offering. The new tariffs simplify and reduce prices for making calls from both within and outside the Homezone. The Genion S tariff is a post pay tariff without a fixed contract term and no basic monthly fee, i.e., customers only pay for the calls they actually make. Genion M offers a flat rate tariff for calls from the Homezone, while the Genion L tariff introduces a Germany-wide flat rate.
     Market penetration grew by 7 percentage points to 103% at December 31, 2006, but was still below the European average.
     O2 subscriber market share in Germany was 13% at December 31, 2006 compared with 12% at December 31, 2005.
     O2 Germany currently competes against 3 other companies in the German market for Mobile Telecommunications. These are “Vodafone Germany”, a subsidiary of Vodafone Plc, “T-Mobile” which is owned by Deutsche Telecom and “E-Plus” which is owned by KPN.

Czech Republic – Telefónica O2 Czech Republic
     The following table presents, at the dates indicated, selected statistical data relating to Czech Republic

	At December 31,
	2004	2005	2006
	(in millions)
Fixed telephony accesses(1)	3.2	2.9	2.4
Broadband accesses	0.1	0.3	0.5
Total mobile customers	4.4	4.7	4.9
Prepaid mobile customers	3.3	3.1	3.0

(1)	Fixed telephony accesses excludes “incoming only” lines.
     The total number of fixed telephony accesses amounted to 2.4 million at December 31, 2006, down by 17.4% year-on-year mainly as the result of the strong fixed to mobile substitution effect.
     Telefónica O2 Czech Republic recorded 0.19 million net additions to ADSL accesses in 2006 compared to 0.17 million net additions in 2005. This progressive increase was supported by a successful marketing campaign that began at the beginning of the year. The total number of ADSL accesses reached 0.5 million at December 31, 2006, compared to 0.3 million at the end of 2005 (up 71.5% year-on-year). On September 1, 2006, Telefónica O2 Czech Republic entered the multimedia entertainment market with the launch of O2 TV service, an IPTV based product. By the end of 2006, O2 TV had 15,600 customers.
     There were 4.9 million total mobile customers at the end of 2006, an increase of 4.0% year-on-year. Net additions reached 0.2 million in 2006 (compared to 0.3 million in 2005). The total number of contract customers reached 1.9 million at December 31, 2006, up by 0.3 million compared with December 31, 2005, which represents 21.3% growth following the active prepaid to contract migration strategy. Contract customers accounted for 38.5% of the total customer base at December 31, 2006, up from 33.1% at December 31, 2005.
     Total mobile traffic grew by 21.0% year-on-year, reflecting an increase average MOU per subscriber and the increase of incoming traffic. Blended ARPU registered a 0.2% year-on-year increase in local currency to reach €18.
     O2 Czech Republic is the largest provider of fixed and wireless voice and data services in the Czech Republic. At December 31, 2006, the SIM card penetration rate in the Czech Republic was 121%.
     There are currently two other competitors in the Czech Republic mobile telecommunications market. These are “Vodafone Czech Republic” which is owned by Vodafone Plc and “T-Mobile” which is part of Deutsche Telecom AG.
     Ireland - O2 Ireland
     In a competitive market, O2 Ireland traded well. O2 Ireland added a total of 0.3 million customers, reaching a total customer base of 1.6 million customers, 4.9% higher than in the same period last year.
     O2 Ireland announced in December that it had formed a joint venture with Tesco in Ireland, Tesco Mobile to sell exclusively Tesco branded mobile services in Tesco Ireland stores nationwide. Tesco Mobile Ireland will use O2 Ireland’s technology and network.
Telefónica Latam
     Telefónica Latam provides fixed line wireless, satellite and cable TV services through the operators described in the following sections in the main Latin American markets. In addition, Telefónica Latam’s group’s other members include: Telefónica Empresas, following its segregation and subsequent integration into the Telefónica Latinoamérica group’s fixed line activities in Latin America during 2005; Telefónica International Wholesale Services (TIWS) the business unit responsible for other telecommunications operators and for managing the group’s international services and the network which supports these services; and Terra Networks Latinoamérica, as a result of the merger by absorption of Terra Networks into Telefónica, S.A. in July 2005.
     Telefónica Latam Fixed Line Business
     The following table sets forth ownership and management information as of December 31, 2006 regarding the principal fixed line telecommunications operators that are members of the Telefónica group.

	Year
Company	Acquired	Population	Interest
	(in millions)
Telecomunicações de São Paulo—Telesp	1998	40.7	87.9%
Telefónica Chile (1)	1990	15.7	44.9%
Telefónica de Argentina	1990	39.5	98.0%
Telefónica del Peru	1994	28.4	98.2%
Telefónica Telecom	2006	46.8	52.0%

Source: Population : Pyramid Research

(1)	Telefónica Latinoamérica appoints a majority of the members of the Board of Directors
     Telefónica Latam Mobile Business
     The following table provides a summary overview of Telefónica’s principal wireless operating companies and the technologies used to operate:

Country	Company	Population	Interest	Network & Technology
		(in millions)	(%)
Brazil	Brasilcel, N.V. (1)	138.9	50	GSM, CDMA, TDMA
Mexico	Telefónica Móviles México, S.A. de C.V.	107.5	100	GSM, CDMA
Panama	Telefónica Móviles Panamá, S.A.	3.3	100	GSM, CDMA
Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.9	100	GSM, CDMA
Guatemala	Telefónica Móviles Guatemala, S.A.	12.9	100	GSM, CDMA
El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	7	99.1	GSM, CDMA
		115.6
Venezuela	Telcel, S.A.	27	100	GSM, CDMA, TDMA
Colombia	Telefónica Móviles Colombia, S.A.	46.8	100	GSM, CDMA, TDMA
Peru	Telefónica Móviles Perú, S.A.C.	28.4	98.5	GSM, CDMA, TDMA
Ecuador	Otecel, S.A.	13.4	100	GSM, CDMA, TDMA
		58.5
Argentina	Telefónica Móviles Argentina S.A.	39.5	100	GSM, CDMA, TDMA
Chile	Telefónica Móvil de Chile, S.A. and Telefónica Móviles Chile, S.A.	15.7	100	GSM, CDMA, TDMA
Uruguay	Telefónica Móviles Uruguay, S.A.	3.3	100	GSM, CDMA, TDMA

Source: Population : Pyramid Research

(1)	Jointly controlled and managed by Telefónica and Portugal Telecom. Brasilcel, N.V. is the holding company which controls the operating company Vivo, S.A.
Operations in our main markets
     The following section provides a description of the main markets in which Telefónica operates. Customer information on the wireless markets in which Telefónica operates, including its market share, are estimates that Telefónica has made based on annual reports and press releases made public by its competitors or information from local regulators in the respective markets.
Brazil
     Brazil Fixed Business — Telecomunicações de São Paulo—Telesp
     Telesp provides fixed line and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.
     The following table provides information with respect to Telesp’s fixed line telecommunications network at the dates indicated.

	At December 31,
	2004	2005	2006
Fixed telephony accesses (in millions)	12.5	12.3	12.2
Data and Internet accesses (in millions)	3.0	4.3	4.6
Broadband accesses (in millions)	0.8	1.7	2.2
Penetration rate in São Paulo	29.3%	30.9%	31.7%
Lines in service per employee	1,865	1,744	1,656
     At December 31, 2006, Telesp managed approximately 16.8 million accesses, representing an increase of 0.6% from 16.6 million accesses at December 31, 2005, due to a 30.4% increase in broadband accesses as a result of Telesp commercial efforts offset in part by a 1.9% decrease in the number of fixed telephony accesses.
     Telesp’s network is 100% digitalized. Its productivity ratio decreased to 1,656 lines in service per employee at December 31, 2006 from 1,744 lines in service per employee at December 31, 2005, principally due to a decrease in lines in service and an increase in the number of employees at December 31, 2006 compared to December 31, 2005, mainly due to the merger of Telefónica Empresas Brazil in the middle of 2006.
     Fixed line voice traffic decreased 2.7% to 56,019 million minutes in 2006. This decrease was due to the increased use of mobile phones, which affected mainly local and long distance traffic, to the decline in traffic in the intrastate long distance market and to the increase in pre-paid lines related to post-paid lines, which affects fixed-to-mobile and long distance traffic because of the restrictions on calls made from such lines. Local fixed-to-fixed traffic also decreased 3.5% in 2006, while Internet traffic increased 46.1% due to the migration of customers to flat fee packages.
     In 2006, Telesp approved an investment of up to approximately reais 1.2 billion (approximately €439 million) for the development of Pay TV and broadband services in Brazil. This included carrying out the investments pursuant to the agreement signed with Abril Comunicações S.A., TVA Sistema de Televisaõ S.A., Comercial Cabo TV Saõ Paulo Ltda., TVA Sul Paraná Ltda. and TVA Radioenlaces Ltda. (the “Abril Group”), for the combination of our telecommunications and broadband services with those of Tevecap S.A. (“TVA”), the second largest Pay TV provider in Brazil with operations in four states. Completion of this agreement is conditional upon the authorizations and approval of the competent authorities and compliance with the other conditions precedent set forth in the agreements.
     Competition. In addition to evolving regulatory considerations, Telesp’s business is affected by competition from other telecommunications providers. Telesp began to face competition in its region in July 1999 and competition has contributed to declining prices for fixed line telecommunications services and increasing pressure on operating margins.
     Telesp is subject to competition for local telephone services from a “mirror” license holder, which was granted rights similar to those granted to Telesp as part of the privatization of Telebrás. It is subject to competition for inter-provincial long distance services from a “mirror” license holder, Embratel, and Embratel’s “mirror” license holder.
     Network and Technology. In 2003, Telesp began to offer international and interregional long distance telecommunications services known as “Super 15”. Since 1999, Telesp has made significant investments to develop its broadband access business through ADSL technology under the brand “Speedy”. Telesp also offers wireless broadband connectivity to its clients through Wi-Fi.
Brazil Mobile business – Brasilcel (Vivo)
     Telefónica and Portugal Telecom are 50:50 shareholders in Brasilcel, N.V. (“Brasilcel”), a joint venture which combined Telefónica’s and Portugal Telecom’s wireless businesses in Brazil. This joint venture is the leading wireless operator in Brazil in terms of total number of customers at December 31, 2006. At December 31, 2006, Brasilcel had a total of 29.1 million customers, of which 5.5 million were contract customers. Brasilcel had an estimated average share in its markets of operations of approximately 38.2% at December 31, 2006. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April

2003. The licensed areas of Brasilcel include 20 states in Brazil with an aggregate population of approximately 138.9 million.
     Brazil is one of the largest countries in the world, with a surface area of 8.5 square million kilometers and a population of approximately 188 million people. At December 31, 2006, with 99.9 million wireless subscribers, Brazil ranked first in Latin America in terms of number of wireless customers. At December 31, 2006, Brazil had an estimated market penetration rate of 53.1% and of 55.3% in the areas where Brasilcel operates.
     The following table presents statistical data relating to Brasilcel’s operations in Brazil:

	At December 31,
	2004	2005	2006
Total customers (in millions)	26.5	29.8	29.1
Pre-paid customers (in millions)	21.4	24.1	23.5
     Sales and Marketing. The consolidation of the different brands of the Brasilcel joint venture into the “Vivo” brand in 2003 enabled Brasilcel companies to develop and operate under a unified commercial strategy. Brasilcel is actively managing its distribution channels, which consisted of 8,192 points of sale at December 31, 2006. Additionally, Brasilcel prepaid customers were provided access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network. As of December 31, 2006, approximately 19% of Brasilcel’s customers were contract clients and the remaining 81% were prepaid customers.
     Competition. Brasilcel is the leading wireless operator in Brazil in terms of number of customers at December 31, 2006. The growth of the Brazilian market has been considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Brasilcel operates. Its major competitors are subsidiaries of Telecom Italia Mobile, America Móvil, Brazil Telecom and Telemar.
     Network and Technology. The licenses granted to the companies integrated in Brasilcel allow operations over the GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Brasilcel offers both analog and digital services in the band of 800 MHz. CDMA 1XRTT is a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s. In 2004, Brasilcel launched CDMA EVDO, a technology that increases data capabilities allowing speeds of up 2.4 Mbits/s. In 2006, Brasilcel announced its intention to migrate from the CDMA to the GSM system, and began to offer prepaid GSM services in São Paulo to a small number of clients by December 2006.
México
     Mexico Mobile Business – Telefónica Móviles México, S.A. de C.V.
     Mexico is an emerging wireless market with approximately 57 million customers at December 31, 2006, representing a penetration rate of approximately 53%. Telefónica has an estimated market share in Mexico of approximately 15.1% at December 31, 2006.
     The following table presents selected statistical data related to our operations in Mexico.

	At December 31,
	2004	2005	2006
Total customers (in millions)	5.6	6.4	8.6
Pre-paid customers (in millions)	5.3	6.0	8.0
Fixed wireless customers (in thousands)	—	0.6	2.0
     Sales and Marketing. In Mexico, Telefónica uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products and services. At

December 31, 2006, approximately 93% of our customers in Mexico were prepaid customers while approximately 7% were contract customers.
     Competition. Telefónica is the second largest wireless operator in Mexico, as based on the number of customers, which competes with various operators at a national level. Telefónica Móviles Mexico’s principal competitor is Telcel, a subsidiary of América Móvil. Its other significant competitors are Iusacell, Unefon and Nextel.
     Network and Technology. Telefónica Móviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA and GSM standard. The rollout of Telefónica Móviles Mexico’s GSM network on a nationwide basis started in 2003 and continued during 2004 and 2005. Telefónica Móviles México had 97% of its customers in its GSM network at the end of 2006. Telefónica has invested in Mexico a total of €425.3 million during 2005 and 2006, principally to increase the capacity and coverage of its GSM network.
Venezuela
     Venezuela Mobile Business – Telcel, S.A. — Telcel
     Telefónica is the leading wireless operator in Venezuela in terms of total number of customers. At December 31, 2006, mobile penetration in Venezuela reached approximately 70%, an increase of 0.2% compared to December 31, 2005.
     The following table presents selected statistical data related to our operations in Venezuela.

	At December 31,
	2004	2005	2006
Total customers (in millions)	4.3	6.2	8.8
Pre-paid customers (in millions)	3.5	5.2	7.5
Fixed wireless customers (in thousands)	499.6	608.8	836.6
     Sales and Marketing. In Venezuela, Telefónica uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products. At December 31, 2006, 6% of our mobile clients in Venezuela were contract customers, while approximately 94% were prepaid.
     Competition. The major market competitors in Venezuela are Movilnet and Digitel. Movilnet is a wireless services communication provider that currently uses CDMA and TDMA technology (in January 2007 it announced its intention to migrate to GSM technology throughout 2007). Digitel is a wireless communications provider that uses GSM technology.
     According to the Comisión Nacional de Telecomunicaciones Republica Bolivariana de Venezuela (“CONATEL”), CANTV is the incumbent operator in Venezuela with a 79% share of the fixed market, and a 42% share of the mobile market (through Movilnet) at the end of 2006. In January, the government announced its intention to buy this company as part of its policy of nationalizing strategic companies (such as electric utilities and telecommunications) and natural resources (Franja del Orinocco’s oil wells). In February, 2007, the government reached an agreement with Verizon, the major shareholder, to acquire its holdings at a price of $17,58 per share. During May, 2007, the government will be conducting a buy-out in Venezuela and the United States at the same price. The government is expected to close the transaction during June, 2007. The telecommunications minister, Jesse Chacón, has announced that citizens should expect cuts in mobile tariffs, wider network coverage, migration to the GSM network standard through Movilnet and regulated access to CANTV’s Internet network by competitors in order to offer cheaper Internet access prices in the market.
     Network and Technology. In Venezuela, Telefónica operates both digital and analog networks. Its digital network is based on the CDMA standard and its analog network is based on N-AMPS. Close to 100% of its customers in Venezuela are based on CDMA. In January of 2007 it began offering GSM services as well.

Chile
     Chilean Fixed business – Telefónica Chile, S.A. – Telefónica Chile
     Telefónica Chile (formerly Compañía de Telecomunicaciones de Chile, or CTC Chile) is the leading telecommunications operator in Chile based on number of customers, according to information provided by its competitors and regulatory authorities. As of December 31, 2006, Telefónica Chile owned approximately 67.7% of all telephone lines in Chile, according to its estimates.
     The following table provides information regarding Telefónica Chile’s fixed line telecommunications network at the dates indicated.

	At December 31,
	2004	2005	2006 (1)
Fixed telephony accesses (in millions)	2.4	2.4	2.2
Data and Internet accesses (in millions)	0.5	0.5	0.6
Broadband accesses (in millions)	0.2	0.3	0.5
TV Customers (in thousands)	—	—	94.2
Penetration rate in Chile	21%	22%	20%
Lines in service per employee	869	968	644

(1)	Telefónica Chile’s 2006 data includes Telefónica Empresas Chile operations.
     Telefónica Chile’s accesses decreased by 1.2% to a total of 2.9 million at December 31, 2006. The main reason for this was a reduction in the prepaid inactive line base. At December 31, 2006, the fixed telephony penetration rate in Chile was approximately 20%. Telefónica Chile’s productivity ratio was reduced to 644 lines per employee at December 31, 2006, due to the addition of Telefónica Empresas employees and the reduction of the traditional lines in service. At December 31, 2006, Telefónica Chile’s network was 100% digitalized, and 96.5% of its network had ADSL coverage.
     Broadband accesses showed a 57.7% growth to 0.5 million at December 31, 2006 from 0.3 million at the end of 2005. This boost in broadband connections was leveraged in a new, enhanced commercial model based on triple play bundling capabilities. In addition, during the third quarter of 2006, Telefónica Chile launched a national coverage Satellite TV Service, reaching 0.1 millions customers by the end of the year.
     Chilean Mobile Business – Telefónica Móviles de Chile, S.A. and Telefónica Móviles Chile, S.A.
     Telefónica is the leading wireless operator in Chile in terms of total number of customers. At December 31, 2006, Chile had an estimated market penetration rate of 84%.
     The following table presents selected statistical data related to our operations in Chile.

	At December 31,
	2004	2005	2006
Total customers (in millions)	4.8	5.3	5.7
Pre-paid customers (in millions)	3.9	4.4	4.5
     Sales and Marketing. In Chile, Telefónica’s operating companies use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products. At December 31, 2006, approximately 21% of our customers in Chile were contract customers, while approximately 79% were prepaid customers.
     Competition. Telefónica’s operators in Chile currently have three competitors in the Chilean market for wireless communications service, each of which provides services on a nationwide basis: Entel, Claro and Nextel (launched in December 2006).

     Network and Technology In Chile, Telefónica operates with TDMA, CDMA and GSM networks. GSM customers represented 73% of the total customer base at December 31, 2006.
     Argentina
     Argentina Fixed business- Telefónica de Argentina
     Telefónica de Argentina is a leading provider of fixed line public telecommunications services and basic telephone services in Argentina based on number of customers, according to information provided by its competitors and regulatory authorities.
     As of December 31, 2006, approximately 57% of Telefónica de Argentina’s lines in service were in the Greater Buenos Aires metropolitan area, including 19% of Telefónica de Argentina’s lines in service that were located within the City of Buenos Aires. Approximately 86% of Telefónica de Argentina’s lines in service as of December 31, 2006 were residential, with the remainder being professional, commercial and governmental customers.
     The following table provides information with respect to Telefónica de Argentina’s fixed line telecommunications network at the dates indicated.

	At December 31,
	2004	2005	2006
Fixed telephony accesses (in millions)	4.3	4.5	4.6
Data and Internet accesses (in millions)	0.9	0.9	1.0
Broadband accesses (in millions)	0.2	0.3	0.5
Penetration rate in Argentina	25.1%	26.0%	24.1%
Lines in service per employee	559.0	585.0	530.8
     Telefónica de Argentina’s accesses increased 3.2% to 5.6 million at December 31, 2006 from 5.4 million at December 31, 2005. Broadband accesses increased 70.4% to 0.5 million at December 31, 2006 from 0.3 million at December 31, 2005, principally due to Telefónica de Argentina’s commercial efforts, including the expansion of broadband service in the southern part of the country. Telefónica de Argentina’s productivity ratio was reduced to 531 lines per employee at December 31, 2006, due to the addition of Telefónica Empresas employees. If not for this addition, this ratio would have increased 1.5% in 2006 from 2005. At December 31, 2006, Telefónica de Argentina’s network was 100% digitalized.
     Voice traffic per line decreased 3.4% in 2006 from 2005, principally due to a 0.8% decrease in local fixed-to-fixed traffic and a 14.8% decrease in public telephony traffic, offset in part by the slight (1.0%) increase in total incoming traffic. Narrowband Internet traffic decreased by 25.9%, mainly due to customers’ migration to broadband services.
     Competition. Telecom Argentina, Compañía de Teléfonos del Interior S.A., an affiliate of Telmex, was awarded licenses to provide the same basic telephone services throughout Argentina as of October 10, 1999. Since November 2000, other principal competitors, including Impsat Corp. and AT&T, have also entered the market, as well as smaller regional competitors.
     Argentina Mobile business – Telefónica Móviles Argentina, S.A.
     Telefónica is the leading wireless operator in Argentina in terms of total number of customers. At December 31, 2006, the mobile telephony penetration rate in Argentina was approximately of 77%.

     The following table presents selected statistical data related to our operations in Argentina.

	At December 31,
	2004	2005	2006
Total customers (in millions)	5.7	8.3	11.2
Pre-paid customers (in millions)	3.2	5.0	7.3
Fixed wireless (in thousands)	230.0	179.9	140.7
     Sales and Marketing. In Argentina, Telefónica’ operating companies use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products. At December 31, 2006, the mobile telephony penetration rate in Argentina was approximately 77.5% and we had an estimated market share of 36.6%. At December 31, 2006, approximately 34% of our customers in Argentina were contract customers, while approximately 66% were prepaid customers.
     Competition. Telefónica’s operators in Argentina currently have three competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina; CTI Móvil (controlled by América Móvil); and Nextel, owned by NII Holdings Inc.
     Network and Technology. In Argentina we operate both analog and digital networks. Telefónica’s digital network in Argentina is based upon the TDMA standard, the GSM standard and the CDMA standard. At December 31, 2006, GSM customers represented 74% of total customers.
Colombia
     Colombian Fixed business – Telefónica Telecom, S.A.
     Telefónica Telecom, S.A. (“Telefónica Telecom”) (formerly Colombia Telecom, S.A.) is present in approximately 1000 municipalities in Colombia. In April 2006, Telefónica Internacional S.A. acquired 50% plus one share of Telefónica Telecom for approximately 368 million dollars (853,577 million Colombian pesos) pursuant to an auction process. In December, this company merged with Telefónica Data Colombia, S.A. As a result of the merger, the stake was increased to 52.03%.
     Telefónica Telecom currently provides local fixed telephone services, with 2.5 million of customers, national and international long distance, with a 60% share of total calls, and broadband Internet services and transmission of information.
     The Group, via its subsidiary Colombia de Telecomunicaciones, S.A., ESP, has a finance lease agreement with PARAPAT. PARAPAT is the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia de Telecomunicaciones, S.A., ESP, and which regulates the operation of assets, goods and rights relating to the provision of telecommunications services by the company. This agreement includes the transfer of these assets to Colombia de Telecomunicaciones, S.A., ESP once the last installment has been paid in accordance with the payment schedule that ends in 2022.
     Competition. Telefónica Telecom’s principal competitors in the Colombian market are Telmex and ETB.
     The following table presents selected statistical data related to our fixed line operations in Colombia.

At December 31,
2006
Fixed telephony accesses (in millions)(1)	2.4
Broadband accesses (in thousands)	68.0
Penetration rate in Colombia	17.2%
Lines in service per employee	561

(1)	Billing lines.
     Colombian Mobile business – Telefónica Móviles Colombia, S.A.
     Telefónica estimates that Telefónica Móviles Colombia is the second largest operator in Colombia in terms of customers. At December 31, 2006, Colombia had an estimated market penetration rate of 59%.

     The following table presents selected statistical data related to our wireless operations in Colombia.

	At December 31,
	2004	2005	2006
Total customers (in millions)	3.3	6.0	7.8
Pre-paid customers (in millions)	2.3	4.7	6.0
     Sales and Marketing. Telefónica’s operating company in Colombia uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2006, approximately 23% of our wireless customers in Colombia were contract customers, while approximately 77% were prepaid customers.
     Competition. Telefónica Móviles Colombia currently has two competitors in the Colombian market for wireless communications services: Comcel, which is owned by América Móvil; and Colombia Móvil, whose brand is Tigo, and which is owned by Millicom.
     Network and Technology. Telefónica Móviles Colombia operates digital networks based upon the GSM (launched in July 2005), CDMA 1XRTT and TDMA standards. At December 31, 2006, GSM customers represented 60% of total customers.
   Peru
   Peruvian Fixed business–Telefónica del Peru, S.A.A.
     At December 31, 2006, Telefónica del Peru was the leading fixed line telecommunications operator in Peru based on number of customers, according to information provided by its competitors and regulatory authorities.
     The following table provides information with respect to Telefónica del Peru’s fixed line telecommunications network at the dates indicated.

	At December 31,
	2004	2005	2006
Fixed telephony accesses (in millions)	2.1	2.3	2.5
Data and Internet accesses (in millions)	0.3	0.4	0.5
Broadband accesses (in millions) (1)	0.2	0.3	0.5
Pay TV accesses (in millions)	0.4	0.5	0.6
Penetration rate in Peru	7.7%	8.4%	8.8%
Lines in service per employee (2)	781.0	804.0	771.0

(1)	Includes ADSL, broadband cable and optic fiber accesses.

(2)	Subsidiary employees are not included.
     The number of Telefónica del Peru’s accesses increased 11.5% to 3.6 millions at the end of 2006. The growth of fixed telephony accesses continued, with a penetration rate of fixed lines rising to 8.8%. Broadband subscriptions increased 37.5% and pay TV subscriptions increased by 20.5% (cable and direct-to-home “DTH” accesses).
     In 2006 Telefónica del Perú total traffic increased by 0.2%. Voice traffic increased 1.1% in 2006 due to the growth in local traffic (especially due to fixed to mobile traffic), long distance traffic increased by 11.9% and incoming interconnection traffic increased by 7.1%, while public telephony traffic decreased 12.3% due to the impact of the mobile market and high competition. Telefónica del Perú Internet traffic decreased 13.1% due to customer migration to broadband services.
     The main competitors of local telephony (Telmex and Americatel) continue with their strategy of focusing on the corporate business sector with the use of wireless technology. At December 31, 2006 Telefónica del Peru’s estimated market share in local telephony was 96.1%.

     The level of competition in the long distance business is high. Due to the application of the tariff imputation proof (minimum prices in the domestic long distance markets) Telefónica del Peru could not reduce the prices below the minimum in order to respond to the competition tariffs. In the domestic and international long distance markets, at December 31, 2006 Telefónica del Peru had 71% and 74% estimated market shares, respectively, compared with 75% and 63%, respectively, at December 31, 2005.
     At December 31, 2006, Telefónica del Peru’s network was 97% digital.
   Peruvian Mobile business – Telefónica Móviles Perú, S.A.C.
     Telefónica is the leading wireless operator in Peru in terms of total number of customers. At December 31, 2006, Peru had an estimated market penetration rate of 31%.
     The following table presents selected statistical data related to our wireless operations in Peru.

	At December 31,
	2004	2005	2006
Total customers (in millions)	2.8	3.4	5.1
Pre-paid customers (in millions)	2.3	2.8	4.4
Fixed wireless (in thousands)	64.6	71.1	71.3
     Sales and Marketing. In Peru, Telefónica’s operating companies use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products. At December 31, 2006, approximately 86% of our wireless customers in Peru were prepaid customers, while approximately 14% were contract customers.
     Competition. Telefónica Móviles Perú currently has two competitors in the Peruvian market for wireless communications services, América Móvil and Nextel Peru.
     Network and Technology Telefónica Móviles Perú operates both analog and digital networks. Its digital network is based upon the CDMA/CDMA 1XRTT standard. At the end of 2005, Telefónica Móviles Perú started rolling out its GSM network, and GSM services were launched in February 2006. At December 31, 2006, approximately 43% of our base customers were GSM customers.
   Ecuador
     Ecuador Mobile business – Otecel
     Telefónica is the second largest wireless operator in Ecuador in terms of total number of customers. At December 31, 2006, Ecuador had an estimated market penetration rate of 63%.
     The following table presents selected statistical data related to our operations in Ecuador.

	At December 31,
	2004	2005	2006
Total customers (in millions)	1.1	1.9	2.5
Pre-paid customers (in millions)	0.9	1.5	2.1
Fixed wireless (in thousands)	2.7	2.4	1.7
     Sales and Marketing. In Ecuador, Telefónica’s operating companies use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products. At December 31, 2006, approximately 86% of our wireless customers in Ecuador were prepaid customers, while approximately 14% were contract customers.
     Competition. Otecel currently has two competitors in market for wireless communications services in Ecuador, Porta (América Móvil) and Alegro.

     Network and Technology. Otecel operates both analog and digital networks. Its digital network is based upon the GSM standard and CDMA standard.
   Other mobile companies business
     Additionally, Telefónica operates in the following markets, managing a total of 4.6 million customers at December 31, 2006, distributed as shown in the table below:

At December 31, 2006	Customers
Country	(in millions)
Panama	0.9
Nicaragua	0.6
El Salvador	0.8
Guatemala	1.5
Uruguay	0.9
   Terra Networks Latinoamérica
     Pursuant to its merger by absorption into Telefónica, as of July 2005, Terra Network’s operations in the United States and Latin America (“Terra Networks Latinoamérica”) are now conducted through Telefónica Latinoamérica. Terra Networks Latinoamérica’s results have been included in our Telefónica Latam business line since July 2005.
     Terra Networks Latinoamérica is a leading interactive services provider in Latin America, offering Internet access and local language interactive content and services to more than 1.7 million broadband customers in Latin America (including 1.3 million broadband customers, which we have reflected under our discussion of the other fixed line operations above). Also, Terra Networks Latinoamerica offers value added services to more than 3.6 million of our customers at December 31, 2006.
Other Businesses:
   Atento—Call Center Business
     Atento offers integrated telephone assistance services as well as sophisticated customer relationship management services such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento rents call centers and provides staff for such centers to third parties. Atento has sought to diversify its client base and serves companies in the financial, consumer and energy sectors, as well as public institutions. At December 31, 2006, Atento operated more than 70 call centers and had 106,500 call center personnel in 13 countries on three continents, including Europe (Spain), Latin America and Northern Africa (Morocco).
   Telefónica Contenidos—Audio-visual Media and Content Business in Europe and Latin America
     Telefónica de Contenidos conducts our worldwide audio-visual content and media business. Telefónica de Contenidos develops and distributes audiovisual content through traditional media and new technology platforms.
   ATCO
     Telefónica Contenidos controls ATCO, a holding company that owns Telefé, a television company in Argentina. Telefé owns a leading free-to-air television channel in Argentina in terms of audience.
   Endemol Entertainment
     At December 31, 2006, we held a 75% stake in Endemol N.V. Endemol develops and produces audiovisual programming for free-to-air television, pay television and the Internet. Endemol has produced reality television shows such as Big Brother, Fear Factor and “Star Academy”.

     Endemol has a strong international network built by a combination of start-ups, acquisitions and joint ventures, with operations in 23 countries around the world.
     On January 8, 2007 Endemol NV announced that it had reached an agreement with Endemol France Holding to acquire 100% of the capital of Endemol France Holding, a company that develops TV production activities in France, at a value of €450 million.
     On May 14, 2007, we announced the sale of our stake in Endemol N.V. For more details, see Item 4. Information on the Company. A. History and Development of the Company- Recent Developments.
   Other Interests of Telefónica Contenidos
     We offer audiovisual transmission services, production services and systems integration services to the audiovisual industry through our 100% ownership of Telefónica Servicios Audiovisuales. Telefónica de Contenidos owns a 100.0% interest in Telefónica Servicios de Música which operates in the background music business and produces and transmits specialized audio music channels to business and residential customers in Spain and Portugal as well as to telecom operators, pay TV companies, mobile operators and Internet providers via ADSL, satellite, cell phones and Internet. Telefónica de Contenidos also holds a 13.2% interest in Hispasat, a Spanish satellite communications system.
     We hold a 16.76% stake in Sogecable, a satellite pay TV company in Spain. The other shareholders in Sogecable are Grupo Prisa and Vivendi Universal, with whom Telefónica Contenidos signed an agreement providing for equal corporate governance rights among the three parties. At December 31, 2006, Sogecable had approximately over 2 million subscribers.
Strategic Partnerships
   China Netcom
     In June 2005, Telefónica Internacional acquired through open market purchases 2.99% of the outstanding shares of China Netcom Group Corporation (Hong Kong) Limited (“CNC (HK)”), a Chinese telecommunications company, for an equivalent of approximately €240 million. In September 2005, Telefónica Internacional increased its stake in China Netcom Group Corporation (Hong Kong) Limited to 5.0% of its outstanding shares through open market purchases for a total equivalent of approximately €424 million.
     Subsequently, both companies entered into an Strategic Alliance Agreement (on November 14, 2005) and a Supplemental Agreement (on November 12, 2006) which provide Telefónica the right to appoint two members of the Board of Directors of CNC (HK).
   Portugal Telecom
     At December 31, 2006, we held a 9.84% effective interest in Portugal Telecom, our joint venture partner in Brazil. See “—Telefónica Latam Operations—Mobile Business—Brazil.”
  Our Strategic Alliance with Banco Bilbao Vizcaya Argentaria
     On October 13, 2006, Telefónica and BBVA announced that Telefónica would no longer hold a seat on BBVA’s board of directors, as the factors which justified the presence of a representative of Telefónica on BBVA’s board of directors no longer applied.
Regulation
     As a telecommunications operator, we are subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations. The extent to which telecommunications regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed-line telephony services usually subject to more extensive regulations, which can have a direct and material effect on our business lines, particularly in countries that favour regulatory intervention.
     To operate our networks, we must obtain either general authorizations, concessions or licenses from the regulatory authorities in countries in which we operate. Licensing procedures also apply to our mobile network operations with respect to radio frequencies. The duration of any particular license or spectrum usage right depends on the legal framework in the relevant country.
   Telecommunication Regulation in the EU
     Beginning in the late 1990’s the European Commission implemented a series of measures aimed at liberalizing and harmonizing European regulations regarding access to public telecommunications networks and services which culminated in the adoption of the 2002 EU regulatory framework for electronic communications sector (the “New EU Framework”). Amongst other things, the Directives set out the main principles and procedures that National Regulatory Authorities (“NRAs”) should follow with respect to regulation for the provision of electronic communications services by network operators. The New EU Framework establishes a new authorization system containing measures to ensure the universal provision of basic services to consumers, and sets out the terms on which providers may access each other’s networks and services.
     Notably, the New EU Framework also harmonizes the rules for deciding when regulation may be imposed on electronic communications providers. In particular, it provides that electronic communications providers can usually only be subject to specific regulation in markets in which they have “significant market power” (“SMP”). The concept of SMP, for these purposes, has been aligned to the competition law concept of dominance, which essentially means the ability to act independently of customers, suppliers and competitors.
     Accordingly, the European Commission has identified a list of relevant markets whose conditions may justify the application of specific regulation published in a Recommendation on February 2003 (the “Recommendation”). In order to determine whether any company has SMP in any of the markets identified in the Recommendation, NRAs must conduct market reviews. When an NRA determines a company has SMP, the NRA must impose certain obligations relating to cost-orientation of prices, price transparency, accounting separation and access obligations.
     On July 12th, 2006, the European Commission published a proposal for a regulation of the European Parliament and of the Council on international roaming tariffs which may be approved and enter into immediate effect in all Member States as of June 2007.
     In 2006, the European Union established a new regime regarding data retention of electronic communications data in order to ensure that the data are available for the purpose of the investigation, detection and prosecution of serious crimes. These data retention rules set minimum standards for the types of data to be retained and the duration of retention. The initial impact of this new regulation may be significant, although it will depend on the requirements established at the national level and the extent to which costs may be compensated.
   EU Competition Law
     The EU’s competition rules have the force of law in EU Member States and are, therefore, applicable to our operations in EU Member States.
     The EC Treaty prohibits “concerted practices” and all agreements for undertakings that may affect trade between Member States and which restrict, or are intended to restrict, competition within the EU. It also prohibits any abuse of a dominant position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.
     The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the common market. Similar Competition rules are set forth in each EU Member State’s legislation and are enforced by each of their National Competition Authorities (NCAs).

   Telefónica Spain
   General Regulatory Framework.
     The legal framework for the regulation of the telecommunications sector is principally governed by General Telecommunications Law (32/2003) and several Royal Decrees.
     The General Telecommunications Act, among other things, lays down rules regarding the new system of notification the electronic communications service, establishes the terms on which operators interconnect their networks, guarantees universal service (as defined under —Network Services—Universal Service) to consumers, and subjects providers with SMP in particular telecommunications markets to specific obligations.
  Regulatory supervision.
     The Telecommunications Market Commission (TMC) is the independent Spanish body responsible for regulating the telecommunications and audiovisual service markets. The TMC supervises the specific obligations imposed on operators in the telecommunications market and acts as an arbitrator in disputes that may arise between operators.
   Licenses and concessions.
     Pursuant to the New EU Framework, parties intending to operate a telecommunications network or engage in the provision of electronic communication services must notify the TMC prior to commencing such activity. The TMC will register the telecommunications operator in the Public Operator Registry. Every three years, operators must notify the TMC of their intention to continue offering electronic communications services or operating telecommunications networks.
     Allocation of frequencies is required to obtain an operating concession from the NRA, as it is considered public radio spectrum domain. Concessions to use frequencies in public radio spectrum domain are awarded on a non-discriminatory basis based on publicity and competition criteria. Telefónica Móviles España holds the following concessions for the use of spectrum for the provision of mobile services:

Technology	Duration	Ending Date	Extension Period
GSM 900	15 years	February 3, 2010	5 years
GSM 900	15 years	June 6, 2020	5 years
DCS-1800	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years
  Prices and tariffs
     In February 2006, the TMC issued a resolution liberalizing tariffs in connection with fixed telephony for retail markets, including individuals and companies. Connection and monthly rental fees are subject to control by the TMC according to the price cap model. Telefónica de España must communicate prices and conditions of its offers to the TMC at least 21 days prior to offering them in the market. All provider tariffs are generally subject to Spanish competition law and consumer protection law.
     On December 29, 2006, Law 44/2006 regarding the protection of consumers and users was approved. Under this law, users may only be charged for services actually used. Consequently, operators can only charge for the exact second of usage.
     Market Reviews
     In accordance with the New EU Framework, the Spanish TMC identifies the markets which lack effective competition, in which case it imposes specific obligations upon operators with SMP. Following a market review, the TMC concluded that Telefónica de España is an operator with SMP in the provision of fixed telephony services. As an SMP operator, Telefónica de España has certain specific obligations, the most relevant including:
•	Telefónica de España may not engage in anticompetitive pricing or price discrimination among customers, offer anticompetitive bundled service packages or enter into abusive contractual terms with customers;

•	Telefónica de España is required to meet certain disclosure requirements, including notice to the TMC of prices and business terms of offers prior to making them available to the market;

•	Transparency “ex-post” for individual offers and for customers with billing in excess of €600,000 per year;
     With respect to the retail telephone network access market, Telefónica de España has been identified as an SMP operator with obligations regarding carrier selection, cost accounting and accounting separation and price control on access lines.
     In addition, the TMC has identified Telefónica de España as an SMP operator in the lease lines markets, imposing, among other obligations, the duty to provide access to a minimum set of lease lines under price controls.
     General and parties specific network access obligations
     Conditions for network interconnection are to be freely agreed among the parties. However, where parties are unable to reach an agreement, the TMC may impose the interconnection obligation’s on the conditions it dictates. In addition, the Law entitles the TMC to impose specific network access obligations on operators with SMP.
     As an operator with SMP, we are required to submit an Interconnection Reference Offer outlining the terms and conditions under which we will interconnect with other operators.
     On March 22, 2007, TMC adopted new regulations concerning call origination on fixed telephony network market, introducing additional obligations for Telefónica de España to provide wholesale access to telephone lines to other operators, allowing competitors to use our networks to provide access services and other associated services to their customers.
     Fixed-mobile interconnection
     Telefónica Móviles España has been classified by the TMC as an operator with SMP in the wireless communications and interconnection markets. In September 2006, the TMC established the average maximum price for Telefónica Móviles España’s interconnection termination rates for the period from October 2006 to September 2009.
     Virtual mobile operators
     Virtual mobile operators are mobile operators that do not own a radio network and that may provide mobile telephony service through voluntary non-discriminatory access agreements with mobile operators that own spectrum rights of use. On February 2, 2006, the TMC issued a regulation concerning the market for access to, and call origination on, public mobile telecommunications networks in Spain. In connection with this regulation, the TMC found that all mobile network operators in Spain collectively hold a dominant position in the wholesale market for mobile telephony. Consequently, the TMC has imposed an obligation on mobile operators in Spain to provide network access following a reasonable request by a virtual mobile operator and offer reasonable prices for access services. The TMC, in the first instance, will allow mobile operators with networks and virtual mobile operators to negotiate agreements. If parties are unable to reach an agreement independently, the TMC will set forth the terms of such agreements for the parties.
     Selection of operator
     Telefónica de España, as a designated SMP in the supply of connection to public telephone networks from a fixed location, must allow subscribers to place calls with any operator. Customers may pre-select any operator or choose another operator by dialing a three-digit code.

     Local Loop Access
     On May 11, 2006, the TMC adopted a decision regarding unbundled access to the local loop for the purpose of providing broadband and voice services, which confirmed Telefónica de España’s SMP status in this market, imposing special obligations like the publication of an Unbundling Reference Offer.
     The TMC amended Telefónica de España’s local loop offer for 2006, implementing a new information system intended to show how Telefónica treats internal services as compared to the local loop offer services provided to other operators, and establishing new rules regarding the duty to plan local loop offer services in advance
     Universal Service
     The General Telecommunications Law outlines provisions to ensure that certain basic telecommunications services must be guaranteed to all citizens.
     Universal service is defined, under the law, as a set of communication services guaranteed to all end users, irrespective of their geographic location, of a determined quality and at an affordable price. Universal service ensures that all citizens receive a connection to the fixed line public network and network services, a free telephone directory, a sufficient number of public telephones, equal access to fixed line telephony services for disabled persons (or those with special social needs) and functional Internet access. Pursuant to Royal Decree 424/2005, Telefónica de España has an obligation to provide universal service until December 31, 2007.
     To finance universal service, the General Telecommunications Law stipulates that the TMC must determine whether the net cost to provide universal service implies an unfair burden for the operators required to provide such service. The TMC has issued several resolutions relating to Telefónica de España’s net costs for the provision of the universal service, indicating that Telefónica de España does not have a right to be compensated by other operators as there is no competitive disadvantage or unfair burden. Telefónica de España has challenged several of these decisions.
     In April 2006, the court partially endorsed Telefonica de España’s position, and determined that the TMC should take into account fixed and mobile telephone services and public networks in non profit areas in order to determine whether there was a competitive disadvantage during 2002 . This judgment has been appealed to the Supreme Court. Decisions in relation to the cost of the provision of universal service for years 2003 until now is still pending before the TMC. Under current regulations, Telefónica de España will provide Universal Service until the end of 2007. After 2007, it is likely that Telefonica de España will provide universal service inasmuch as Telefonica de España is the only company that has applied for provision, though a final decision by the Ministry is still pending.
     Service quality
     On March 29, 2006, a regulation was approved which established certain obligations of service providers such as adopting standard contracts outlining applicable quality standards of electronic communication services. This regulation also requires operators to provide adequate information to customers in relation to service quality levels and detailed billing disclosure to customers. Additionally, a standardized process for billing customers are implemented by this new regulation.
     Morocco
     Telefónica provides wireless services in Morocco through Medi Telecom, S.A., in which it holds a 32.18% interest and shares management responsibilities with Portugal Telecom, which also holds a 32.18% interest.
     Regulatory Framework
     With the enactment of the Postal and Telecommunications Law in 1997, the National Postal and Telecommunications Office, the government entity that oversaw the state monopoly over postal and telecommunications services, was restructured to separate the state-owned telecommunications operator from the state-owned postal and financial services provider, and to create an independent agency. In November 2004, a new

Telecommunications Law was enacted completing and modifying the law relative to the post office and telecommunications.
     The National Agency for Telecommunications Regulation, (the ANRT), is responsible for regulation of the telecommunications industry in Morocco.
     Licenses and Concessions
     Medi Telecom, S.A. has a GSM license for mobile services entitling it to 50 MHz of spectrum on the 900 MHz band. The license was granted for a period of 15 years on August 2 1999, and can be renewed for an additional five-year period subject to certain terms and conditions. In March 2005, Medi Telecom reached an agreement with the ANRT extending the GSM license for an additional 10 years (until August 2024). Medi Telecom also holds a 3G license for the provision of 3G mobile services. The license was granted in 2006 for a period of 25 years renewable thereafter for an additional period not in excess of ten years and renewable thereafter for additional periods not in excess of five years.
     Medi Telecom also holds from 2006 a thirty-year “New Generation Network” license, renewable for additional five-year periods. This license allows for the provision of fixed services and the use of any technology for the local loop on the 3.5 GHz band.
   Telefónica O2 Europe
     United Kingdom
     The New EU Framework was implemented in the United Kingdom by the Communications Act in 2003. Under this Act, responsibility for the regulation of electronic communications networks and services rests with the Office of Communications (“Ofcom”).
     Licenses and concessions
     O2 UK has provided GSM services since July 1994. Its GSM license is of indefinite duration (GSM900: 2x17.4MHz and GSM1800: 2x5.8MHz). In April 2000 O2 UK was awarded a UMTS license, which expires 31 December 2021 (2 x 10MHz + 5MHz).
     The license can be surrendered by the operator at any time. However, Ofcom can only revoke the license if the Licensee does not pay its fees, there has been a breach of the license or for reasons related to the management of the radio spectrum, provided that in such case the power to revoke may only be exercised after one year’s notice is given in writing and after Ofcom has considered any pertinent factors.
     The UK Minister may also revoke the license for national security reasons, or in order to comply with the United Kingdom’s EU or other international obligations.
     Market reviews
     In June 2004, Ofcom completed its first review of voice call termination on individual mobile networks under the EU Framework. As a result of that review, Ofcom required O2 UK, as an operator with SMP, to lower its call termination charges as of September 1, 2004.
     On March 27, 2007, Ofcom published the new charge controls to which mobile operators are subject for the provision of mobile call termination services. These new charge controls have applied since April 1, 2007 and will continue until March 31, 2011. The charge control requires that O2 UK’s average termination charges should be reduced to 5.1 pence per minute (at 2006-2007 prices) by the final year of the charge control period, and that the reduction should be implemented in four equal steps across the four years.

     Future Mobile Spectrum
     In December 2006, Ofcom began regulatory review on granting spectrum rights in the UMTS expansion band (2500MHz-2690MHz). Ofcom is expected to take a final decision on the procedure and timetable for the release of this spectrum later in 2007.
     Germany
     The New EU Framework was implemented in Germany at the end of June 2004 by the Telecommunications Act. Responsibility for regulation of electronic communications networks and services rests with the telecommunications regulator, Budesnetzagentur (BNetzA).
     Licenses and concessions
     O2 Germany was awarded a GSM license for 1800MHz spectrum in October 1998, and on February 2007 O2 Germany was awarded 900MHz GSM spectrum for GSM use. Accordingly, O2 Germany is now licensed to use GSM900 2x5MHz and GSM1800: 2x17.4MHz. The GSM license expires on 31 December 2016.
     Under § 58 VIII TKG (the German Telecommunications Act) frequency-assignments are limited in time, although a renewal or extension of the term is possible. The federal network agency has not yet decided on the conditions for renewing the frequency assignments. However, before expiration, we expect there to be a public hearing, and for BNetzA to set out its approach to renewal, including the terms on which the licenses will be extended (pricing, technology neutrality etc.).
     In August 2000 O2 Germany was awarded a UMTS license which expires 31 December 2020 (2x9.9MHz).
     Market reviews
     In August 2006, BNetzA completed its review of voice call termination on individual mobile networks and concluded that, as an operator with SMP, the charges O2 Germany made to other operators for terminating calls on the O2 Germany network had to be reduced, requiring O2 Germany to lower its call termination charges from 12.40 eurocent per minute to 9.94 eurocent per minute.
     Mobile Spectrum
     In February 2006, BNetzA decided to allocate 900MHz GSM spectrum to O2 Germany. This decision has been challenged in the courts by German Railways Deutsche Bahn AG, and the proceedings are ongoing. At the end of 2007 BNetzA is expected to start a spectrum sale in the IMT2000/UMTS extension bands.
  Czech Republic
     The EU Framework was implemented in the Czech Republic in 2005 by the Telecommunication Act. Responsibility for regulation of electronic communications networks and services rests with the Czech Telecommunication Office (CTO).
     Several changes occurred in the legal environment of the electronic communications market in the Czech Republic in 2006. Act No. 127/2005 Coll., on electronic communications and on amendment of related laws, was amended in respect of radio and television broadcasting, the provision of special price plans as part of universal service, emergency numbers and the construction permit procedure. Furthermore, an amendment to the act on radio and television broadcasting was passed, primarily to accommodate the transition to terrestrial digital broadcasting. A technical plan for the transition from analogue to digital television broadcasting was published. Also, during the first half of 2006, all existing pricing decisions were revoked and new pricing decisions were issued on the basis of market analyses by the CTO.

  Licenses and Concessions
     Telefónica O2 performs communication activities under the Electronic Communications Act based on a notification to and a certificate from the CTO. In accordance with the Electronic Communications Act, the CTO determines the scope and conditions for the provision of each particular service, within the universal service including the selection of providers.
     Telefónica O2 Czech Republic, a.s. provides wireless communication services in the 900 and 1800 MHz frequency bands under the GSMStandard and in the 450 MHz frequency band under the Nordic Mobile Telephone (“NMT”) standard (collectively, “mobile services”). In June 2005 all subscribers of a voice service in the NMT 45O Network were transferred to the GSM Network.
     The original 450 MHz and GSM operating licenses were granted for a period of twenty years from the signing of the agreement for the original 450 MHz license in 1991 and from the granting of the GSM license in 1996.
     In December 2001, an additional UMTS license was acquired, which has been granted for a period of twenty years.
     Market reviews
     In accordance to the market analyses performed by the CTO, Telefónica O2 was designated an SMP entity in 12 markets, both retail and wholesale.
     Prices and tariffs
     In April 2006, price regulations for fixed point access to the telephone network and for calls in the fixed network were abolished. Subsequent analyses of the relevant markets showed that no further price regulation was necessary.
  Telefónica Latam
     Brazil
     Regulatory Framework
     The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997.
     The National Agency for Telecommunications, Anatel, is the principal regulatory authority for the Brazilian telecommunications sector. In addition, on March 21, 2003, a presidential order was enacted to create two new regulatory offices linked to the Ministry of Communications: the Office of Communication Services (regulation of broadcasting services) and the Office of Telecommunications (supervision of Anatel activities).
     Licenses and Concessions
     Concessions are granted for services in the public regime and authorizations are granted for services in the private regime. The main differences between the public regime and the private regime relate to the obligations imposed on the companies in the public regime, rather than the type of services they offer. Telesp provides switched fixed telephone services under the public regime. All other telecommunications companies, including the companies operating under the public regime, operate in the private regime.
     Telesp provides, in the public regime, the following switched fixed telephone services to the general public: local, intra-regional, inter-regional and international long distance. Each public regime concession is a specific grant of authority that allows the concessionaire to offer a specific type of switched fixed telephone service and imposes certain obligations on the concessionaire concerning network expansion such as universal services obligations and quality and continuity of service.

     Telesp Concession Agreement was extended on December 2005, for an additional 20 years. It contemplates possible revisions in its terms by Anatel in 2010, 2015 and 2020.
     Under the renewed Concession Agreement and during the 20-year renewal period, we will be required to pay a biannual fee equal to 2% of our annual net revenue (excluding taxes and social contributions), for the provision of fixed-line public telecommunications services in our concession area for the prior year.
     Brazilian telecommunications regulations require Anatel to authorize private regime companies to provide local and intraregional long-distance service in each of the three fixed-line regions and to provide intraregional, interregional and international long distance services throughout Brazil.
     On December 4, 2002, Anatel authorized the migration from the Cellular Mobile Service (SMC) regime to a new licensing regime, Personal Mobile Service. Brasilcel’s operators replaced all their old licensing titles granted under the old SMC regime with new Personal Mobile Service authorization titles. The new Personal Mobile Service licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to certain schedules included in the licenses. The following licenses are held under a single operating company, Vivo, S.A.:
•	Celular CRT until 2022 (renewed in 2006);

•	Telerj Celular until 2020 (renewed in 2005);

•	Telest Celular until 2008 (renewal requested on February 23, 2006);

•	Telebahia Celular and Telergipe Celular until 2008 (Telebahia Celular requested renewal on November 30, 2005 and Telergipe Celular requested renewal on February 23, 2006);

•	Telesp Celular until 2008 or 2009, for the cities of Ribeirao Preto and Guatapará, which renewal has been requested;

•	Global Telecom until 2013, Telecentro Oeste until 2021, (renewed in 2006);

•	Teleacre Celular, Teleron Celular, Telemat Celular and Telems Celular until 2009, which renewal has been requested;

•	Telegoiás Celular until 2008; and Norte Brasil Telecom, until 2013.
The renewal of licenses must be solicited 30 months before expiration. Spectrum rights may be renewed only once for a 15 year period, after which title to the license must be renegotiated.
     Prices and Tariffs
     Anatel regulates rates for telecommunications services in Brazil. Operators with licenses to operate under the Personal Mobile Regime are authorized to increase basic plan tariffs only for inflation and only on an annual basis. Operators are also allowed to establish non-basic tariffs and modify them without Anatel’s prior approval.
     Rates for telecommunications services are subject to comprehensive regulation by Anatel. The network usage fee is subject to a price cap stipulated by Anatel, which varies from company to company based on the underlying cost characteristics of each company’s network.
     The rates that wireless service providers may charge their customers are also regulated byAnatel. The Personal Mobile Service regime allows operators to freely negotiate interconnection rates with other operators. If they fail to reach an agreement, each operator may call upon Anatel to determine the terms and conditions of interconnection.

     Interconnection
     In July 2005, Anatel published a new regulation for interconnection among providers of telecommunications services, which require operators to issue a public document disclosing all of the conditions for the establishment of interconnection for all classes and types of services.
     Competition Law
     Brazilian laws regarding competition prohibit any practice aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising dominant market position.
     Mexico
     Regulatory Framework
     The provision of all telecommunication services in Mexico is governed by the Federal Telecommunication Law and various service-specific regulations. The governmental agencies which oversee the telecommunications industry in Mexico are the Secretariat of Communications and Transportation (SCT) and the Federal Telecommunications Commission (COFETEL).
     Licenses and concessions
     In Mexico, authorizations to provide mobile telephony services are granted through concessions. Currently, only one Band A and one Band B service provider may provide mobile telephony services in each region. Each concession is granted for a period of twenty years, and may be renewed for additional twenty-year periods, subject to the fulfillment by the operator of certain terms and conditions.
     Telefónica Móviles Mexico’s wireless operating companies have been granted concessions to operate mobile telephony services on Band A until 2010. The renewal of these concessions was requested on 2005.
     Telefónica Moviles’s Mexico has a license to provide public telecommunications services and nine licenses to provide Personal Communication Services (PCS) in each of the nine PCS service region until 2018. These licenses may be extended for additional twenty-year periods.
     Prices and Tariffs
     Tariffs charged to customers are not regulated. They are set by wireless operating companies and must be registered with COFETEL. Rates do not enter into force until confirmed by COFETEL.
     Interconnection
     Mexican telecommunications regulations obligate all telecommunications network concessionaires to execute interconnection agreements on specific terms when requested by other concessionaires. Interconnection rates and conditions may be negotiated by the parties. However, should the parties fail to agree, COFETEL must fix the unsolved issues, including tariffs.
     Foreign Ownership/Restrictions on Transfer of Ownership
     Mexican law restricts foreign investment in wireless telecommunications companies to a maximum of 49% of the voting stock, unless the Mexican National Commission of Foreign Investment approves a higher percentage participation. We received the required approvals from the National Commission of Foreign Investment permitting our ownership of more than 49% of the outstanding voting stock of Norcel, Cedetel, Bajacel, Movitel and Pegaso in connection with our acquisition of these companies.
     Competition Law
     The Federal Economic Competition Law put in place in 1992 and recently amended on June 28 2006 prohibited monopolies and any practices that tend to diminish, harm or impede competition in the production, processing, distributive or marketing of goods and services. The Federal Competition Commission is the administrative body empowered to enforce the Law.
     Venezuela
     On June 1, 2000, the national legislative commission approved the Telecommunication Law . On February 1, 2006, the national legislative commission approved the “Ley Habilitante” that grants the President of the Republic capacity to enact decrees in relation to the telecommunication sector.
     Licenses and Concessions
     Telcel has been granted a mobile telephony concession to operate and offer cellular services in the 800 MHz band with national coverage, granted in 1991 and expiring on May 31, 2011 that may be extended for a 20-year term. Telcel also holds a private network services concession, granted in 1993, that allows Telcel to offer point-to-point or point-to-multipoint private telecommunication services to corporations. In 2000, Telcel was granted a “general license” (Habilitación General) to offer local telephony services, national long distance services, international long distance services and to otherwise operate telecommunications networks for a 25-year period expiring on December 15, 2025. In 2001, Telcel obtained a concession to offer fixed wireless access services nationwide using “wireless local loop” technology.
     Prices and Tariffs
     Under the Venezuelan regulations, telecommunications operators are free to determine and set prices for the services that they offer. However, exemptions to the free pricing regime may be applicable to market dominant operators, universal services projects or as a result of market distortions caused by anti-competitive conduct as determined by the Competition Agency.
  Chile
     Telefónica operates in Chile through Telefónica Chile, S.A. (CTC Chile),Telefónica Móviles Chile, S.A., Telefónica Móviles de Chile, S.A. and Telefónica Móviles Chile Larga Distancia S.A.
     Regulatory Framework
     The General Telecommunications Law No. 18,168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile.
     The main regulatory authority in Chile is the Under-Secretary of Telecommunications (SUBTEL).
     Licenses and Concessions
     Under the General Telecommunications Law, companies must obtain licenses in order to provide fixed telecommunications services. Licenses granted for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator, though certain licenses held by Telefónica Chile have longer terms.
     Telefónica Chile holds licenses for local telephone service in all regions of Chile for a 50-year period beginning as of December 1982 and a nationwide public service renewable license for data transmission for a 30-year period beginning as of July 1995. Telefónica Larga Distancia holds 30-year renewable licenses to provide domestic and international long-distance services throughout Chile. CTC Chile also holds nationwide public service data transmission licenses for an indefinite term. Telefónica Multimedia holds a nationwide 10-year renewable license to provide limited satellite television service, granted December 2005.
     The provision of wireless telecommunications services in Chile is subject to the grant of a concession. Telecommunications concessionaires that use the radio electric spectrum, such as mobile telephone concessionaires, are subject to an annual fee. The amount of the fee is based on the size of the applicable system, the portion of the spectrum utilized and the service area that has been authorized.

     Telefónica Móviles de Chile S.A. holds two concessions for the provision of wireless telecommunication services in the 800 MHz band, granted for an unlimited period of time. Telefónica Móviles de Chile S.A. also holds a concession for the provision of wireless telecommunications services nationwide in the 1900 MHz band, the 1885-1890 MHz and 1965-1970 MHz bands. Additionally, a concession in the 1865-1870 MHz and 1945-1950 MHz bands was granted to Telefónica Móviles de Chile for a thirty-year period on November, 16, 2002. This concession may be renewed for successive thirty-year periods at the request of the holder.
     Telefónica Móviles Chile Larga Distancia S.A. holds a concession for the provision of “intermediate services”, including long distance services nationwide. This concession was granted on March 16, 1994 for an unlimited period of time.
     Prices and Tariffs
     Under the General Telecommunications Law, maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy. In addition, he Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the General Telecommunications Law.
     The Antitrust Commission ruled that local telephone services, payphone service, fixed line connections and other services associated with local telephone service were to be subject to tariff regulation. Accordingly, it was determined that Telefónica Chile would, in its capacity as a “dominant operator”, be regulated with respect to tariff levels and structure throughout Chile, except in regions where other companies are the dominant operators.
     Interconnection
     Interconnection is obligatory for all license holders of public telecommunications services and intermediate services that provide long distance services. The same requirement applies to holders of intermediate service licenses, who are required to interconnect their networks to the local telephone network.
     A “calling party pays” tariff structure was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.
     Competition Law
     The principal regulation concerning competition in Chile is Decree No. 511 of September 17, 1980.
     Chile is member of the Andean Community (CAN) which has recently adopted new rules aimed at fighting anticompetitive practices at supranational level. The most recent CAN competition rule is the Decision 608 of 29 March 2005, which forbids agreements and business collusion that restricts competition and abuse of dominant position by firms that may affect trade among member States.
   Argentina
     Regulatory Framework
     The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19.798) of 1972 and in the specific regulations governing each type of telecommunications service. Also, Decree 264/98 established a transitory period from a monopolistic market towards a free market, promoting the protection of small operators while imposing obligations on both basic services licensees.
     The following regulatory authorities oversee the Argentine telecommunications industry:
•	the National Communications Commission supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

•	the Secretariat of Communications (SECOM) grants new licenses, regulates the bidding and selection processes for radio-spectrum authorizations, and approves the related bidding terms and conditions.
     Licenses and Concessions
     Telefónica de Argentina, S.A. holds licenses for fixed line services, all granted for an unlimited period of time, which entitle it to provide fixed line telecommunications services; international telecommunications services; local services in the northern and southern regions; long distance, international and data transmission telecommunications services in the northern region; and Internet access and international data transmission services.
     Telefónica operates in Argentina through Telefónica Comunicaciones Personales S.A. (TCP). TCP’s licenses for the provision of wireless services include PCS licenses and corresponding authorizations for use of spectrum for different regions, licenses and corresponding authorizations for use of spectrum for wireless telephone services for different regions; and licenses for trunking, or closed user group, services for different cities.
     These licenses do not expire, but may be cancelled as the result of failure to comply with the terms of its license.
     Prices and Tariffs
     The Public Emergency Law converted tariffs into pesos at a rate of one peso per one U.S. dollar and provided that the Argentine government would renegotiate the tariff regime.
     On October 21, 2003, Law No. 25.790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004. This law also established that the decisions made by the Argentine government during the renegotiation process shall not be limited by, nor subject to, the stipulations contained in the regulatory frameworks currently governing concession or licensing agreements for the respective public utilities. Renegotiated agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government. We have temporarily suspended our participation in these proceedings in light of an agreement we reached with the Argentine government on February 15, 2006. If this agreement is approved by the Argentine Congress we plan to withdraw our claims against the Republic of Argentina.
     Additionally, Decree No. 764/00 established that providers of telephone services may freely set rates and/or prices for their service which shall be applied on a non-discriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which includes Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure. Providers may freely set their rates by areas, routes, long distance legs and/or customer groups so long as they are below the amounts established by the general tariff structure.
     Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power. These guidelines established information obligations with which operators must comply with respect to tariffs, both toward clients and the national regulator. This decree also establishes the powers the regulator has to revise or revoke such tariffs.
     Tariffs charged to customers for mobile services are not regulated in Argentina.
     Interconnection
     Decree No. 764/00 approved new rules for national interconnection and established interconnection standards and conditions with which telephone service providers must comply regardless of pre-existing agreements. The rules for national interconnection set forth that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis. The regulations also establish the obligation for dominant and significant market operators to unbundle their local loops and to allow competitors to use them on a reasonable basis.
     Competition Law
     Law 25.156, on protection of competition prohibits any acts or behaviors related to the production or trade of goods or services, whose purpose or effect is to prevent, restrict or distort competition or market access, or that constitute abuse of dominant position in a market. The National Commission for the Defense of Competition is the authority entrusted with application of the law.
Colombia
     Regulatory Framework
     In Colombia telecommunications are a public service, subject to state regulation and oversight. Law 72/89 and Decree 1900/90 establish the general regime for telecommunications and broadcasting services and networks. Operators seeking to provide telecommunications services in Colombia must obtain a concession from the Colombian government.
     Licenses and concessions
     Licenses for mobile services in the Eastern Region, the Caribbean Coast Region and the Western Region were granted in March, 1994 for a 10-year period and extended for 10 years until March 28, 2014. At the expiration of this period, the licenses must be renegotiated. Telefónica Móviles also holds concessions to provide Added Value Services nation wide, granted in August 1997 initially for a 10 year period, extendible once for an additional 10 years, and granted in December 1994 initially for a 10 year period, extended until December 2014.
     Additionally, Telefónica Móviles holds concessions for carrier services nationwide, granted in June and November 1998 (initially for 10 years and may be extended once for 10 years). Telefonica Móviles has requested its renewal.
     With respect to fixed line services, Law 142/1994 establishes a general indefinite permission for all operators to operate as local exchange carriers in the national area. Colombia Telecom holds a legal indefinite authorization since 1947 to operate as a long distance carrier through the whole nation, and abroad. Colombia Telecom holds a 20-year concession for offering Added Value Services in the National territory, and in-connection abroad, granted on November 8, 1991.
     With respect to Added Value Services, a national and in-connection abroad license was granted through Celumovil on August 15, 1997 for a 10-year period and may be extended once for 10 years; and a national and in-connection abroad was granted through the former Cocelco on December 2 1994, for a 10-year period and was extended in 2004 until December 30, 2014.
     Telefónica Móviles Colombia holds two nation wide licenses for carrier services: one of them, obtained through Celumovil, was granted on June 25, 1998 for a 10-year period and may be extended once for 10 years. The other one was obtained through Cocelco on November 20, 1998 for a 10-year period and may be extended once for 10 years. Interconnection. Operators have the right to interconnect to other operators’ networks. Before the regulatory authorities will intervene, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
     Prices and Tariffs
     Mobile tariffs charged to customers are not regulated, although they may not be discriminatory. Rates are fixed by wireless operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones.

     Competition Law
     Colombia is a member of the Andean Community (CAN), described above in the Chilean Competition Law regulation section. The Colombian Competition Law is incorporated in the Law No. 155/59 on restrictive trade practices, the Decree 2153/1992 and Decree 1302/1964. The Superintendent of Industry and Commerce is the Colombian competition authority. The Law prohibits entering in any agreement or engaging in any type of practice, procedure, or system that aims to limit free competition (restrictive commercial practices) and abuse of a dominant position (antitrust behaviors).
     Peru
     The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.
   Licenses and Concessions
     Telefónica del Peru provides fixed line telecommunications services based on concessions granted by the Ministry of Transport and Communications (TMC). The concession term is for 20 years, which may be renewed totally or partially at Telefónica del Peru’s request. Total renewal is for a further 20-year period. Partial renewal is for periods of up to five additional years. A partial renewal was approved by a 1999 Ministry Resolution, extending the concession term until 2019.
     Providers of wireless services seeking to operate in Peru must obtain a non-exclusive license from the TMC. Licenses are granted by means of a license agreement entered into between the Ministry and the licensee and set forth the licensee’s rights and obligations, including the regions where the licensee is authorized to operate. Licenses are granted either by application or through a bidding process.
     Telefónica Móviles del Perú S.A.C. has a concession for the provision of wireless services on Sub Band A of the 800 MHz band for a twenty year period, renewable under request for identical periods. It also holds concessions for offering international and domestic long distance carrier services, granted in February 2002 for a twenty year period.
     In addition, Telefónica Móviles del Perú S.A.C. has a concession for the provision of wireless services on Sub Band B of the 850 MHz band and 1900 MHz for a twenty year period. It was granted on July 1, 1991 covering certain provinces. It also holds the concessions for local carrier services, which expire between 2016 and 2022. Concessions for domestic and international carrier services expire on February 5, 2019. In addition, it has a concession for local fixed telephony services for national coverage, granted on August 11, 1999 for a 20-year period.
     These concessions may be renewed for successive twenty year periods.
     Under the concessions to provide wireless services, mobile operators are obligated to meet certain quality service requirements with respect to call failure, radio-electric coverage and quality of communications. These requirements are established on a yearly basis and are gradually increased in order to improve the quality of the service provided.
   Prices and Tariffs
     Tariffs for fixed line services must be approved by the National Regulatory Authority, the Organization for Supervision of Private Investment in Telecommunications (“OSIPTEL), in accordance with a price cap formula based on a productivity factor.
     Rates charged by wireless providers to their customers have been subject to a free tariff regime supervised by OSIPTEL.

   Interconnection
     Wireless service providers are required, upon request, to interconnect with other concession-holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.
   Competition Law
     The main competition rule is the Legislative Decree No. 701 Against Monopolistic Practices, Controls, and Restraints on Free Competition. Other specific laws regarding telecommunication sector are also applied in competition affairs. Competition rules in the telecommunication sector are applied by OSIPTEL. Peru is also a member of the Andean Community (CAN), described above in the Chilean Competition Law regulation section.
     Ecuador
   Regulatory Framework
     The Special Telecommunications Law and the General Regulation to the Special Telecommunications Law establish the regulatory regime applicable to the provision of telecommunications services in Ecuador.
   Licenses and Concessions
     Telefónica Móviles Ecuador holds a concession to provide mobile cellular telephony services, which expires on November 29, 2008 and may be extended for a subsequent 15-year period and a concession to provide fixed and wireless carrier services, which expires on April 22, 2017 and may be extended for a subsequent 15-year period.
     Cellular concessions were granted for the provision of cellular services in specific areas to Telefónica Móviles Ecuador (Otelcel) and América Móvil, S.A. de C.V. (AMX) (Conecel). In July 2005, the national regulator approved a new regulation to extend the provision of cellular services nationwide for both operators, requiring an additional payment of US$430 thousand. Both operators now have nationwide concessions.
     Currently, Telefónica Móviles Ecuador and AMX are negotiating with the national regulator regarding the conditions for renewal of the concessions to provide mobile cellular telephony services. We are negotiating the new conditions to operate in the market (service quality parameters, maximum tariffs) and the cost of renewing the concession.
     Telefónica Móviles Ecuador holds different licenses for the provision of wireless services, and for Internet mobile access, each of which expires on February 21, 2010 and may be extended for a subsequent 10-year period. It also holds a license to provide conventional Internet services, which expires on January 25, 2011 and may be extended for a subsequent 10-year period.
     Incoming and outgoing international long distance services may only be provided exclusively to Telefónica Móviles Ecuador’s clients.
     A monthly fee amounting to 1% of the invoiced revenues of carriers services must be paid by all operators holding concessions to SENATEL as a contribution to support universal service.
     Prices and tariffs
     The mobile services concession of Telefónica Móviles Ecuador is subject to a maximum rate of US$0.50 per min for mobile services and a maximum rate of US$0.10 per min for rural public telephony. Telefónica Móviles Ecuador may fix rates freely so long as it does not exceed these rates, and provided that it notifies the correspondent regulatory body 24 hours ahead of any price increase.
     Telefónica Móviles Ecuador may fix rates freely under its carrier services concession.

License/Concession
Country	and authorizations	Type of service	Spectrum	Band	Expiration
El Salvador	Concession	Wireless network	25 MHz/800MHz	B Band	2028(1)
	Concession	Wireless network	30 MHz	C Band	2028
	Concession	Wireless network	10 MHz/1900 MHz	F Band	2028
	Concession	Wireless telecommunication services	3.5/5./11/23 GHz		2028

Guatemala	Concession	Wireless services	Two 15 MHz channels		2014(2)
	Concession	Wireless services	1895-1910/ 1975-1990	C Band	2014(2)
	Concession	Wireless services	1875-1870/1945-1950	D Band	2014(2)
	Concession	Wireless services	1885-1895/1965-1975	E and F Band	2014(2)

Nicaragua	Concession	Cellular telecommunications services	800 MHz	A Band	2013(3)
	Concession	Cellular telecommunications services	Additional spectrum 1900	D Band	2013

Panamá	Concession	TDMA/CDMA/GSM	800 Mhz	A Band	2016(4)

Uruguay	License	Mobile telephony	25 MHz 800 MHz		2022-2024(5)

(1)	Pursuant to the Telecommunications Law, telephony is considered a public service. Concessions for the provision of public telephony services are granted for a thirty-year period. The concession may be renewed for successive thirty-year periods. Concessions for use of spectrum are granted for a twenty-year period and may be renewed for additional twenty-year periods upon execution of the proceedings set forth in the Telecommunications Law.

(2)	All of such titles are granted for a fifteen-year term and may be renewed for subsequent flfteen-year terms at the request of the holder. In order to renew a title, the holder must demonstrate before the regulatory body, that the spectrum was effectively used during the previous fifteen-year term. All of these titles are set to expire in 2014.

(3)	Telefónica Móviles Nicaragua was granted a concession in 1992 for a 10-year period for the use of 25 MHZ of spectrum in the 800 MHz Band A to provide cellular telecommunications services, the regulatory entity granted to Telefónica Nicaragua 10 Mhz of additional spectrum in the 1900 Band D. This concession was renewed for another 10-year period in 1998, and will expire on July 31, 2013. The concession may be renewed for another 10-year period through negotiation with TELCOR two years prior to the expiration of the current concession, subject to the fulfillment of certain terms and conditions by the operator.

(4)	The concession period is for 20 years and expires on 2016. This can be extended for another period in accordance with the concession contract.

(5)	Ending date depends on the spectrum concession: band 800 MHz (12.5MHz + 12.5MHz) - 20 years as or July 2004; band 1900 MHz (5MHz + 5MHz) - 20 years as of December 2002; and band 1900 MHz (5MHz + 5MHz) - 20 years as of July 2004.
Seasonality
     Our main business is not significantly affected by seasonal trends.
Patents
     Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.
C. Organizational Structure
     See “—History and Development of the Company—Overview.”

D. Property, Plant and Equipment
Fixed Networks
     Telefónica’s operators have fixed networks in Spain, Latin America and Europe with a presence as incumbents in Spain, Argentina (the greater Buenos Aires metropolitan area and the southern portion of the country), Brazil (Sao Paulo), Chile, Peru and the Czech Republic.
     Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, Telefónica’s operators have in recent years generally upgraded their respective networks as follows:
•	progressive introduction of Broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc. increasing the bandwidth capacity of the accesses;

•	introduction of fiber access technologies (xPON) in across different access scenarios: FTTH, FTTB, FTTC, FTTN, etc. increasing the access bandwidth up to 50Mbps or more;

•	making available powerful IP/MPLS backbones providing full connectivity to the rest of the network layers, such as transmission, switching and access, to support services for all business and customer market segments (fixed and mobile);

•	planning the migration of current TDM switching networks (PSTN and ISDN services) to NGN all IP packet networks;

•	providing for F-M convergence of networks, services and OSS&BSS systems in the operations and countries where it is feasible to do so;

•	migrating and concentrating transport technologies from legacy ones, such as ATM, FR, leased lines at low speed and SDH, to the new generation of optical transport ones, such as DWDM, CWDM and NG-SDH; and

•	deployment of new services such as IPTV Imagenio to customers connected through broadband accesses.
Mobile Networks
     The Telefónica Group has mobile networks in Spain, the United Kingdom, Germany, Ireland, the Czech Republic, Slovakia, Morocco, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Ecuador and Uruguay. In the case of Brazil and Morocco the ownership of the networks is shared with Portugal Telecom (50% and 32% respectively).
     We use a number of mobile technologies in the countries in which we operate, for example, GSM and UMTS in Spain, the United Kingdom and Morocco; CDMA in other countries in Latin America and the Czech Republic and TDMA technology in certain other countries in Latin America.
     We are continuing to work to upgrade our mobile networks in line with market trends, demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:
•	progressive migration from TDMA and CDMA technologies to GSM or UMTS technologies in markets where it is convenient;

•	introduction of broadband in to cellular access using technologies such as UMTS, HSDPA and HSUPA;

•	exploring new services such as mobile television;

•	exploring the feasibility of new technologies as wimax and LTE to provide mobile accesses with increased bandwidth;

•	providing for F-M convergence of networks and services in the operations and countries where it is feasible to do so.
     Satellite Communications
     Telefónica holds a 13.2% interest in Hispasat and leases capacity to Eutelsat, Intelsat, New Sky Satellite and occasionally ArabSat.
     The services provided using satellite platforms include television contribution signal to feed cable and IPTV head ends, direct to the home (DTH) television, VSAT mainly for telephony and Internet access in rural areas, emergency solutions, corporate communications and international communications with some countries in Africa and in Asia.
     Submarine Cables
     Telefónica is one of the world’s largest submarine cable operators. Telefónica participates in approximately 50 international underwater cable systems (nine of which are moored in Spain) and owns eleven domestic fiber optic cables.
     There are submarine cable connections between Spain and Africa, America, Asia and Europe, respectively. The cable SAM-1, owned by Telefónica and with a length of approximatley 22,000 kilometers underwater and 3,000 kilometers terrestrial, links different countries such as Guatemala, Peru, Chile, Brazil, Argentina and Colombia.
     The principal services using the capacity of submarine cables are voice circuits, Internet and dedicated circuits for international traffic and for corporations and business customers.
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Overview
     The Telefónica Group has structured its management according to a new regional and integrated management model, in which each business unit has responsibility over the fixed and mobile assets. The Telefónica Group’s business units in 2006 were:
•	Telefónica Spain: fixed line in Spain and mobile telephony in Spain and Morocco;

•	Telefónica O2 Europe: fixed line and mobile telephony in the rest of Europe;

•	Telefónica Latam: fixed line and mobile telephony in Latin America;
     The Telefónica Group is also involved in the media and call center areas through investment in Telefónica de Contenidos and Atento, respectively.
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

	Year ended December 31,
	2004	2005	2006
	(in millions of euros)
Operating income before depreciation and amortization	12,017	15,056	19,126
Depreciation and amortization expense	(5,642)	(6,693)	(9,704)
Consolidated operating income	6,375	8,363	9,422
     The following tables provide a reconciliation of operating income before depreciation and amortization to operating income for the Telefónica Group and each of our business lines for the periods indicated.

	Year ended December 31, 2006 (in millions of euros)
	Telefónica	Telefónica	Telefónica O2	Others and
	Spain	Latam	Europe	Eliminations	Total
Operating income before depreciation and amortization	8,647	6,571	3,708	200	19,126
Depreciation and amortization expense	(2,533)	(3,671)	(3,399)	(101)	(9,704)
Consolidated operating income	6,114	2,900	309	99	9,422

	Year ended December 31, 2005 (in millions of euros)
	Telefónica	Telefónica	Telefónica O2	Others and
	Spain	Latam	Europe	Eliminations	Total
Operating income before depreciation and amortization	8,870	5,513	497	176	15,056
Depreciation and amortization expense	(2,804)	(3,461)	(364)	(64)	(6,693)
Consolidated operating income	6,066	2,052	133	112	8,363

	Year ended December 31, 2004 (in millions of euros)
	Telefónica	Telefónica	Telefónica O2	Others and
	Spain	Latam	Europe	Eliminations	Total
Operating income before depreciation and amortization	8,708	3,789	(6)	(474)	12,017
Depreciation and amortization expense	(3,044)	(2,430)	(14)	(154)	(5,642)
Consolidated operating income	5,664	1,359	(20)	(628)	6,375

     Net Financial Debt
     Net financial debt is calculated by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated balance sheet), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark to market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated balance sheet). Our management believes that net financial debt is meaningful for investors because it provides an analysis of our solvency using the same measure used by our management. We use net financial debt to calculate internally certain solvency and leverage ratios used by management. Net financial debt is not an explicit measure of indebtedness under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Net debt should not be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing liabilities) as a measure of our liquidity.
     The following table provides a reconciliation of net financial debt to gross financial debt for the Telefónica Group as at the dates indicated.

	As of December 31,
	2004	2005	2006
	(in millions of euros)
Non-current interest-bearing debt	17,492	25,168	50,676
Current interest-bearing debt	10,210	9,236	8,381

Gross financial debt	27,702	34,404	59,057
Other payables	534	438	354
Non-current financial assets(1)	(1,071)	(1,044)	(1,794)
Current financial assets	(2,557)	(1,518)	(1,680)
Cash and cash equivalents	(914)	(2,213)	(3,792)

Net financial debt	23,694	30,067	52,145

(1)	Positive mark to market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets.
Significant Transactions Affecting the Comparability of our Results of Operations in the Periods Under Review
     During 2006, various changes occurred in the composition of the Telefónica Group that affect the comparability of our operating results for the year ended December 31, 2006 to our operating results for the year ended December 31, 2005. Please see note 2 to our Consolidated Financial Statements for a detailed description of the principal changes in the composition of the Group affecting our financial statements during the periods under review covered by the Consolidated Financial Statements. The most significant changes are summarized below.
   Acquisition of O2 plc
     In October 2005, we commenced a public tender offer for all of the outstanding shares of O2 plc, a U.K. mobile services provider. On January 23, 2006, we made our tender offer for O2 plc unconditional in accordance with the rules of the U.K. City Code on Takeovers and Mergers. We consolidate O2 plc in our Consolidated Financial Statements as from January 31, 2006. For additional information on this acquisition see “Item 4. Information on the Company—History and Development of the Company—Public Takeover Offers”.
   Sale of TPI
     In July 2006, Telefónica accepted Yell Group, Plc’s bid for 100% of TPI.
     As a consequence of this transaction, the results of operations of the TPI Group and the gain we recorded on its sale are included under the caption “Income (loss) from discontinued operations” for 2006. For comparison purposes, the financial statements of the Telefónica Group have been restated for 2005 and 2004 to present TPI’s results of operations under the same capiton. Such restatement affects most of the line items in our income statements for such years.
   Acquisition of a Majority Stake in Cesky Telecom
     In June 2005, we acquired a 51.1% stake in Cesky Telecom a.s. from the Czech government, and in September 2005, we acquired an additional 18.3% interest in Cesky Telecom a.s. pursuant to a mandatory public tender offer. As a result, we consolidate Cesky Telecom in our Consolidated Financial Statements as from July 1, 2005. For the year ended December 31, 2005, the Cesky Group is presented as a separate business line in our discussion of our results of operations by business line below. See “—Group Results of Operations—Cesky Telecom”.
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
Comparability of our Result of Operations by Geographical Areas
     At its meeting of July 26, 2006, the Board of Directors of Telefónica agreed to restructure the Company’s management to adapt to a new regional, integrated management model based on three operating segments: Telefónica Spain, Telefónica O2 Europe and Telefónica Latam, with each overseeing the integrated business in its respective area. This forms the basis of the segment reporting herein and our Consolidated Financial Statements have been prepared on this basis. As a result, the segment reporting included herein is not comparable with that included in our 2005 20-F.
Significant Changes in Accounting Policies
     In 2005 and 2006, there were no significant changes in the accounting policies used in the preparation of our Consolidated Financial Statements under IFRS. For a discussion of changes in accounting principles under U.S. GAAP, see note 25 to our Consolidated Financial Statements.
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
     We consider an accounting estimate to be critical if:
•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
     The various policies that are important to the portrayal of our financial condition and results of operations include:
•	accounting for long-lived assets, including goodwill;

•	deferred taxes;

•	provisions; and

•	revenue recognition.
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
   Revenue Recognition
     Connection fees
     Revenues from connection fees originated when customers connect to our network are deferred over the average expected length of the customer relationship. The expected customer relationship period is estimated based on recent historical experience of customer churn rates. Significant variations in customer churn rates from our estimates may result in differences in the amount and timing of revenues recognized.
     Multiple-element arrangements
     Arrangements involving the delivery of bundled products or services are assessed to determine whether it is necessary to separate the arrangement into individual component deliverables, each with its own revenue recognition criteria. Revenue relating to bundled contracts is allocated to the different deliverables identified, based on their relative fair values (i.e., the fair value of each individual component deliverable in relation to the total fair value of the bundled deliverables). Given that the handsets and airtime are price-sensitive and volatile in a competitive marketplace, the determination of fair values in the mobile phone business is quite complex. Additionally, a significant change in the facts and circumstances upon which we based our fair value estimates may have an impact on the allocation of revenue among the different deliverables identified and, consequently, on future revenues.
Operating Environment
     Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate. Demand for services in those countries is affected by the performance of their respective economies, including GDP, inflation, account-deficit and unemployment rates. As discussed below, the economics of the countries where we operate generally performed well in 2006, which positively affected our results of operations for the period.

  Operating Environment by Country
     Spain
     Our results of operations are dependent to a large extent on the level of demand for our services in Spain. For the year ended December 31, 2006, revenues from our operations in Spain represented 37.3% of our consolidated revenues. Spain’s real gross domestic product (GDP) expanded by 3.9% in 2006, the highest rate in the last six years, reflecting relatively stronger domestic demand which grew at an annual rate of 4.9%. Inflation was 2.7% in 2006. The current-account deficit was 7.8% of GDP in 2006 and the positive economic climate contributed to a decline in the unemployment rate to 8.3%, with a very high elasticity of job creation to economic growth.
     Germany
     During 2006 Germany’s GDP grew 2.7%, the highest rate since 2000. This performance was due to the export sector, which provided more than 40% of the overall growth rate, and increased investment. The current-account reached a surplus of 4.4% of GDP because of the trade surplus equal to 7% of GDP driven by booming world trade and the increasing competitiveness of Germany’s exports. Notwithstanding high GDP growth, inflation has remained well contained at an annual rate of 1.4%. During 2006, the labor market also improved, generating more than 450,000 jobs, which contributed to a decrease in the unemployment rate from 11.3% in 2005 to 9.8% in 2006.
     United Kingdom
     During 2006, the United Kingdom’s economy grew 2.7%, in line with its average rate over the past ten years. This solid performance has been supported by strong activity in the service sector, and increasing investment activity. The inflation rate rose sharply during the year, reaching 3% in December, 1% over the Bank of England target which can be explained in large part by supply shocks in the energy sector. In order to curb increasing inflationary pressure, the Bank of England increased interest rates by 50 basis points, to 5% at year end. This tightening monetary cycle, not anticipated by the market, resulted in appreciation of the effective exchange rate by 4.7%.
     Czech Republic
     The Czech Republic’s GDP growth in 2006 showed its fastest rate over the last 10 years, growing almost 6%. This was mainly due to the growth in domestic demand (household consumption and investment), while the contribution of exports to growth decreased during the year. Inflation closed 2006 at 1.7%, well below the Central bank’s objective of 3%. The overall economic condition of the Czech Republic contributed to an appreciation of the Czech crown effective exchange rate by 5%, above its long-term trend.
     Brazil
     During 2006 Brazil again posted positive results in trade numbers, with surplus of US$46.1 billion, compared to US$44.7 billion in 2005 and US$33.7 billion in 2004. This trade surplus allowed the Brazilian Government to continue to reduce the external debt to GDP ratio, from 21.3% in 2006 to 17.6% in 2005. Brazilian international reserves increased from US$53.8 billion in 2005 to US$85.9 billion in 2006. The country risk as measured by the JP Morgan Emerging Markets Bond Index Plus (EMBI+ Brazil) fell to 192 basis points at December 31, 2006, compared to 305 basis points at December 31, 2005. The Brazilian currency appreciated 9%, to R$2.14 over this period. As a result, consumer prices, as measured by the Consumer Price Index (IPCA), increased by 3.1%, the lowest level since 1998 and well below the inflation target rate of 4.5%. As a result of declines in the rate of inflation, the Central Bank of Brazil continued to reduce interest rates, specifically, the Selic rate has fallen during 2006, finishing the year at 13.25% from 18% at the end of 2005. Brazil’s GDP growth in 2006 was 2.9% compared to 2.3% in 2005 and 4.9% in 2004.
     Argentina
     Argentina’s estimated GDP growth for 2006 was approximately 8.5%, which matched the growth rate over the period of 2003-2005 marking four years of GDP growth following the deep economic and political crisis of 2001-2002. The peso depreciated by 1.0% closing at 3.06 pesos per U.S. dollar. The consumer inflation rate increased by

9.8%, above the target range of 4% to 7% established by Argentina’s Central bank, while wholesale prices rose by 7.1% in 2006. The external surplus, following a 2005 surplus equivalent to 3.0% of GDP, was 3.3% of GDP in September 2006. The unemployment rate decreased to 8.7% in December 2006 from 10.1% in December 2005 due to continued economic growth and the implementation of a wide range of social assistance programs with positive implications for alleviating poverty and diminishing disparities in the distribution of income.
     Chile
     Chile’s GDP grew by approximately 4.2% in 2006 compared to 6.3% in 2005. Inflation increased from 3.1% in 2005 to 3.5% in 2006. The Chilean peso, which floats freely, appreciated approximately 5.6% in nominal terms (6.0% in real terms) against the U.S. dollar in 2006. Chile’s unemployment rate dropped to 8.0% in 2006 compared to 9.3% in 2005. In 2006, Chile had its largest budget surplus ever, almost double the previous year’s 4.7% of GDP reaching 7.9% of GDP, in 2006 due to strong growth in domestic demand and strong copper prices.
     Peru
     During 2006, Peru continued to see significant improvement in its main macroeconomic indicators. GDP grew 8% (the highest rate in 12 years) after a record 66 months of consecutive growth. Annual inflation was only 1.1%, below the inflation target set by the Central Bank. The current account displayed a record surplus of 2.6% of GDP. The fiscal surplus reached an historic 2.1% of GDP. Additionally, Standard & Poor’s and Fitch improved the Peruvian sovereign debt rating to BB+ with a positive outlook, just one notch below investment grade.
     Mexico
     Mexico’s GDP growth in 2006 was 4.8%, compared to 3.0% in 2005. Inflation ended at 4.1%, slightly above the Central Bank’s target for the year, and higher than the 3.3% rate in 2005. The trade balance closed with a deficit of $5,800 million against the $7,600 million registered in 2005, primarily based on rising oil prices. Public finances remained balanced for the year while the outcome of certain fiscal and public sector pension reforms remained pending. The exchange rate for the Mexican peso stabilized in 2006 despite political uncertainty arising from the presidential election.
     Colombia
     During 2006, Colombia’s GDP expanded significantly. Investment and private consumption are the main contributors to the economic boost. The Central Bank proved again to be precise in its monetary policy accomplishing its inflation target (4% — 5%) with a 4.48% year-on-year variation in its CPI. Even though the currency reached a 15.3% depreciation at the end of the first half, it rapidly recovered its value, closing the year with a 1.99% year-on-year appreciation. Since imports grew at a faster pace than international sales did, the trade balance turned negative registering a deficit of US$142 million. Fiscal performance was better than expected, and the deficit was expected to narrow to approximately 0.4% of GDP by year end. In addition, the unemployment rate decreased to 12.9%.
     Venezuela
     Venezuela’s GDP grew 10.3% during 2006, continuing the positive trend established after 2002 following the end of the general strike in the oil and gas industry. In 2006, the GDP growth displayed divergent paces for the two main sectors in the economy: non oil and gas related activities grew 11.7% and oil and gas related activities declined by 1.9%. Moreover, the oil and gas industry has not shown an increase in activity (i.e., the number of barrels produced) despite the historical rise in oil prices during 2005 and 2006. The government continues to expand its fiscal policy driven by public spending, resulting in a positive economic impact on and, helping to alleviate poverty throughout the country. The consumer price index (CPI) rose to 17.3% from 14.4% in 2005. The unemployment rate closed 2006 at 8.4%.
     Ecuador
     Ecuador’s GDP grew 4.05% in 2006, continuing a span of seven years of positive growth. Domestic consumption grew at 5% overriding the effect of commodity prices on growth from previous years. Inflation remained low at 2.87%, the lowest rate in 38 years due in large part to the dollarization of the local currency implemented in early 2000. As the US dollar continues its downward trend against major and regional currencies, Ecuador has maintained its real exchange rate, showing no changes since 2005. Domestic interest rates remained high with the policy rate set at 12%. The cost of money for borrowers increased by around 5% per transaction due to commissions charged by the banking sector. High country risk resulting from an unstable political situation further increased borrowing costs. Ecuador’s unemployment rate hovered around 9% in 2006 and has decreased only marginally despite overall positive economic performance. Public finances posted a primary surplus of 4.5% of GDP, mostly resulting from sustained high oil prices and greater than forecast tax collection.
   Exchange Rate Fluctuations
     We publish our Consolidated Financial Statements in euro. Because a substantial portion of our assets, liabilities, revenues and profit are denominated in currencies other than the euro, we are exposed to fluctuations in the values of these currencies against the euro. These currency fluctuations have had and may continue to have a material impact on our financial condition and results of operations.
     In 2006, variations in currencies decreased our consolidated cash flows by approximately €372 million and increased our consolidated revenues from operations by approximately 1.6%. Currency fluctuations can also have a significant impact on our balance sheet, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2006 equity attributable to equity holders of the parent decreased by €302 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real and Mexican peso relative to the euro and the appreciation of the pound sterling and the Czech crown relative to the euro.
     The table below sets forth the average exchange rates against the euro of the U.S. dollar and the key currencies that impacted our consolidated results of operations for the periods indicated.

	2005(1)	2006(1)	% change
	Average	Average	Average
Pound Sterling	0.68	0.68	(0.31)%
U.S. Dollar	1.24	1.25	0.8%
Brazilian Real	3.00	2.73	(9.0)%
Argentine Peso	3.63	3.86	6.3%
Peruvian Nuevos Soles	4.10	4.11	0.2%
Chilean Peso	694.44	665.33	(4.2)%
Mexican Peso	13.52	13.66	1.0%
Venezuelan Bolivar	2,623.70	2,697.30	2.81%
Czech Crown	29.49	28.34	(3.91)%
Colombian Peso	2,881.69	2,953.99	2.51%
Quetzal	9.50	9.55	0.55%

Source:	Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
     In the comparison below of our results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations. To make such comparisons, we have converted certain financial items using the prior year’s exchange rate.
     We describe certain risks relating to exchange rate fluctuations in “Item 3—Key Information—Risk Factors”, and we describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11—Quantitative and Qualitative Disclosures about Market Risk”.

   Regulation
     We are subject to regulation in the different markets where we operate, which has a significant effect on our profitability. In Spain, we are regulated by the Telecommunications Market Commission. Although in the past the fees that we could charge customers for interconnection and subscription were regulated according to “price caps”, such fees, in relation to fixed lines, are no longer regulated in Spain. For more information regarding the abolition of “price caps” in Spain, see “Item 4. Information on the Company—Business Overview—Regulation— Telefónica de España”.
     In addition, as a market dominant operator, Telefónica, S.A. is required to grant other operators access to its network. Interconnection prices must remain within the Interconnection Offer Framework as determined by the Telecommunications Market Commission.
     The Telecommunications Market Commission has declared, in relation to our mobile business line in Spain, that Telefónica, S.A. is an operator with “significant market power”. Telefónica, S.A. is required to allow other mobile operators to access its network, and the Telecommunications Market Commission sets the rates that Telefónica, S.A. can charge other mobile operators for such access. Telefónica, S.A. must pay a yearly fee to reserve the public domain radioelectric spectrum in respect of its allocated frequencies.
     We are also subject to regulation in the European and Latin American markets where we have operations. In Latin America, these regulations include the application of, among other things, “price caps”, governmental regulation of rates and fees and the obligation to allow other operators to access our networks at competitive or regulated rates.
     For a more detailed description of how regulation affects us, please see “Item 4. Information on the Company—Business Overview—Regulation”.
Group Results of Operations
     A summary of our results of operations for 2004, 2005 and 2006 and certain consolidated revenue and expense items as a percentage of revenues for the periods indicated. is shown below.

	Year ended December 31,
	2004		2005		2006
		Percentage		Percentage		Percentage
	Total	of revenues	Total	of revenues	Total	of revenues
	(in millions of euros, except percentage of revenues, share and per share data)
Revenues	29,809	100.0%	37,383	100.0%	52,901	100.0%
Other income	1,134	3.8%	1,416	3.8%	1,571	3.0%
Supplies	(7,577)	(25.4)%	(9,999)	(26.7)%	(16,629)	(31.4)%
Personnel expenses	(4,976)	(16.7)%	(5,532)	(14.8)%	(7,622)	(14.4)%
Other expenses	(6,373)	(21.4)%	(8,212)	(22.0)%	(11,095)	(21.0)%
Operating income before depreciation and amortization (OIBDA)(1)	12,017	40.3%	15,056	40.3%	19,126	36.2%
Depreciation and amortization	(5,642)	(18.9)%	(6,693)	(17.9)%	(9,704)	(18.3)%

Operating income	6,375	21.4%	8,363	22.4%	9,422	17.8%
Share of profit (loss) of associates	(50)	(0.2)%	(128)	(0.3)%	76	0.1%
Net financial income (expense)	(1,633)	(5.5)%	(1,628)	(4.4)%	(2,734)	(5.2)%
Corporate income tax	(1,451)	(4.9)%	(1,904)	(5.1)%	(1,781)	(3.4)%
Profit for the year from continuing operations	3,241	10.9%	4,703	12.6%	4,983	9.4%

Income (loss) from discontinued operations	245	(0.8)%	124	0.3%	1,596	3.0%
Profit for the year	3,486	11.7%	4,827	12.9%	6,579	12.4%
Minority interest	(310)	(1.0)%	(381)	(1.0)%	(346)	(0.7)%
Profit for the year attributable to equity holders of the parent company	3,176	10.7%	4,446	11.9%	6,233	11.8%

(1)	For a reconciliation of OIBDA to operating income, see “Item 5. Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.
   Overview
     Our results of operation for the periods under review were significantly affected by the incorporation in 2005 of a full year of the mobile operations of the companies we acquired from BellSouth and six months of operations of Telefónica O2 Czech Republic, and in 2006 of the incorporation of twelve months of operations of Telefónica O2 Czech Republic, eleven months of operations of the O2 group and eight months of operations of Telefónica Telecom in Colombia.
     During 2006 we successfully integrated several acquisitions, principally the O2 group and Telefónica Telecom, and restructured our business units to bring our fixed and mobile activities together by geographic area. Competition remained intense across all of our business lines and in most countries where we operate. In Spain, the broadband market showed strong commercial aggressiveness due in part to cable operators but Telefónica was also an engine driving market growth, capturing 1 million clients and ending the year leading the market with an estimated 56% market share increase from last year. Much of the success was due to bundling of services with a client base in service at year end of 2,747 thousand, with 71.4% of total broadband accesses by clients originating from bundled packages. In the mobile side, also in Spain, the high level of competition between Movistar, Vodafone and Orange this year was further enhanced with Yoigo and MVNO’s entering the market with aggressive Christmas campaigns. Movistar worked to defend its leading position and held over a 45% market share at year end, losing only one percentage point compared to 2005.
     In Latin America there has also been strong commercial activity in broadband markets reaching high growth rates boosted by our marketing efforts and the increasing competitive level of cable operators. This year we closed at 3.75 million broadband lines in the region, winning more than a million customers throughout the year. The commercialization of bundles and the launch of DTH TV in Chile and Perú has helped us obtain these results. Excluding the incorporation of Colombia Telecom and the financial exchange rate, total revenues in the fixed business grew 3.5%, principally due to the growth in revenues from internet revenues which saw an annual increase of 17.3% in 2006. In 2006, the mobile business in Latin American continued as the principal contributor to Group revenues. The demand of mobile services in Latin America has maintained an increasing pace, despite certain moderation in our main market, Brazil. We have added more than 2.5 million customers focused in a profitable acquisition of lower ARPU customers. The 16.4% growth in total customers is the principal driver behind the 19.9% increase in revenues, with growth in the customer base in Mexico of 34.4% of particular importance, driven by initiatives to promote consumption. In addition, the Venezuela and Peru customer bases grew at a rapid pace.
     In Europe there is a high level of competition in every market and prices are steadily declining particularly in the United Kingdom and Germany. In the United Kingdom, we have consolidated our leadership over Vodafone by reaching 17.6 million customers. In Germany we maintained our market share at just over 13%, consolidating the fourth largest market share in a very aggressive market. Our decrease in margins to 36.2% in 2006 from 40.3% in 2005 was primarily due to the lower margins of Telefónica O2 Europe due to the highly competitive market environment in Germany and the United Kingdom.

     Revenues increased €15,518 million, or 41.5% to €52,901 million in 2006 from €37,383 million in 2005 and total accesses grew to 203.2 million at December 31, 2006. Fixed operators offset the revenue fall in traffic and lines with the rapid growth in residential broadband. The mobile business in Spain grew by 4% despite the interconnection rate reduction in October. This growth was due principally to the positive evolution of outgoing traffic revenues as a consequence of the increase of traffic, which helped offset price decreases. In Latin America, mobile services were the principal contributor to Group revenue growth. Growth in mobile services was principally due to the increase of our customer base by 18% during 2006. Growth was particularly significant in Venezuela, Argentina, Chile and México. In addition the success in marketing offers for prepaid and data services in the United Kingdom resulted in 15% growth in this business. The growth in revenues, however, was lower than the growth in total expenses, which increased by 48,9% to €35,346 million in 2006 from €23,743 million in 2005 principally due to the over 66% growth in supplies expense to €16,629 million in 2006 from €9,999 million in 2005, principally due to higher handset purchases in Latin America and intense competition and increased interconnection costs across many countries. As a result, our operating income increased by 12.7% to €9,421 million in 2006 from €8,363 million in 2005. Net profit grew by 40.2% to €6,233 million in 2006 from €4,446 million in 2005, largely due to the net gain of €1,563 million from the sale of our interest in TPI.
     In 2005, the Telefónica Group successfully integrated the mobile telephony operations acquired from Bellsouth in Latin America and Cesky Telecom, strengthening the Group’s competitive position through the growth of the scale of the Company. In 2005, the Telefónica Group had net income of €4,446 million, an increase of 40% from 2004. Net income was principally driven by a 25% annual growth in revenues due to the expansion of the customer base of 24% and of the average revenue per customer. The increase in the customer base was driven by increased marketing efforts, with particular emphasis on growing businesses and on product and service innovation. The economic and financial results in 2005 were also strengthened by our diversified position as an integrated operator. The cellular business was the main contributor to Group revenues while the fixed telephony business line was the main contributor in terms of profitability, with a growth in the operating income of the fixed business of Telefónica de España of 19% and of the fixed business of Telefónica Latam of 12%. At December 31, 2005, Telefónica managed 153 million accesses with important growth in Latin America mobile accesses and in the broadband market. Acceses grew by 24% year on year and revenues increased 25% to €37,383 million. These results were driven by the growth in our customer base, the positive impact of financial exchange rates, which contributed with almost 5 percentage points to total growth, and the changes in the consolidation perimeter.
   Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Revenues
     Our revenues increased 41.5% to €52,901 million in 2006 from €37,383 million in 2005, impacted by the incorporation of the O2 group (which we consolidated as from February 1, 2006), Telefónica O2 Czech Republic (which we consolidated for twelve months in 2006 compared with six months in 2005) and Telefónica Telecom (which we consolidated as from May 2006). Excluding the effect of acquisitions, the growth in revenues is based on the positive contribution of all business lines, in particular mobile operators in our Latam business line and the O2 group, combined with the generally solid performance in the fixed line business, as a result of a higher contribution from broadband. Variations in exchange rates had a positive impact on our revenues in 2006, contributing 1.6 percentage points to the increase in 2006.
     Total Expenses
     Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses do not include depreciation and amortization expense. Total expenses increased 48.9% to €35,346 million in 2006 from €23,743 million in 2005, primarily due to the incorporation of new companies to the consolidation perimeter and the increased marketing efforts in our operating markets, mainly in mobile telephony, in the context of continued effort to achieve maximum efficiency in the cost structure.

     Supplies
     Supplies increased 66.3% to €16,629 million in 2006 from €9,999 million in 2005, principally due to the changes in the consolidation perimeter (mainly the O2 Group), higher mobile handset purchases for Telefónica Móviles Latin America and the increased interconnection expenses in the fixed telephony business in Brazil and in the mobile business in Venezuela and Peru.
     Personnel Expenses
     Personnel expenses increased 37.8% to €7,622 million in 2006 from €5,532 million in 2005, due to increases in wages, salaries and other personnel expenses as a result of an increase in the average number of employees of the Telefónica group to 227,137 in 2006 from 195,086 in 2005. The increase in the average number of employees of the Telefónica group in 2006 was mainly due to the incorporation of the O2 group and the increases in the average number of employees in our call center business due to the increase in business activity.
     Other Expenses
     Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as taxes. Other expenses also include changes in operating allowances and other operating expenses,. Other expenses increased 35.1% to €11,095 million in 2006 from €8,212 million in 2005, principally due to a 38.9% increase in external services to €9,214 million in 2006 from €6,635 million in 2005. The increase in external services was mainly due to the incorporation of the O2 group, which has a strong marketing emphasis, to the Telefónica Latam mobile business, which has high commercial, advertising and network costs, and to the Telefónica Spain mobile business, which has high customer management costs.
     Operating Income Before Depreciation and Amortization (OIBDA)
     Operating income before depreciation and amortization (OIBDA) increased 27.0% to €19,126 million in 2006 from €15,056 million in 2005. For a reconciliation of OIBDA to operating income, see “Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.
     Depreciation and Amortization
     Depreciation and amortization increased 45.0% to €9,704 million in 2006 from €6,693 million in 2005, principally due to the consolidation of the O2 Group since the month of February 2006 and the amortization of the purchase price allocation for 11 months of the O2 Group (€861 million from February to December, 2006) and the whole year of Telefónica O2 Czech Republic (€155 million for all of 2006, compared to only six months for 2005).
     Operating Income
     Operating income increased 12.7% to €9,422 million in 2006 from €8,363 million in 2005. The increase was the result of the 27.0% increase in operating income before depreciation and amortization partially offset by the rate of increase (45.0%) in depreciation and amortization. Operating income grew at a significantly slower pace than revenues due to the jump in total expenses, which increased by 48.9% to €35,346 million in 2006 from €23,743 million in 2005 principally due to the over 66% growth in supplies expense to €16,629 million in 2006 from €9,998 million in 2005, principally due to higher handset purchases in Latin America as result of intense competition and increased interconnection costs.
     Share of Profit (Loss) of Associates
     Share of profit of associates was €76 million in 2006 as compared with share of losses of associates of €128 million in 2005. The share of profit in 2006 was principally due to the higher contribution of Portugal Telecom. The loss in 2005 was principally due to the write-down of the remaining value of the IPSE 2000’s UMTS license in Italy.

     Net Financial Results
     Net financial expenses were €2,795 million in 2006 compared to €1,790 million in 2005, mainly due to an increase in average net financial debt outstanding to €52,145 million in 2006 from €30,067 million in 2005, offset by a decrease in average interest rates on our debt in 2006 compared to 2005 and a reduction in the cost associated with investments.
     Positive exchange rate differences were €61 million in 2006 compared to €162 million in 2005, reflecting the impact of the appreciation of the euro against the U.S. dollar at December 31, 2006 compared to December 31, 2005.
     As a result, net financial results were negative €2,734 million in 2006 compared to negative €1,628 million in 2005.
     Corporate Income Tax
     Corporate income tax decreased 6.5% to €1,781 million in 2006 from €1,904 million in 2005, which implies an effective tax rate of 26.3% in the period. Cash outflows for the Telefónica Group associated with payments for corporate income tax are expected to decrease in future periods as tax credits generated in past years are applied.
     Our effective tax rate for 2006 was affected by several partially offsetting items. First, the corporate tax rate in Spain was lowered to 32.5% for fiscal years finishing after January 1, 2007, and 30% for the fiscal years finishing after January 1, 2008. This reduction resulted in a one-time tax expense of €355 million in 2006. Second, corporate tax has been reduced due to tax allowances for export activities in the amount of €910 million that were generated by the most recent acquisitions made by the Group.
     Result from discontinued operations
     The result from discontinued operations amounted to €1,596 million in 2006, compared with €124 million in 2005, after registering a net capital gain of €1,563 million corresponding to the sale of Telefónica’s participation in TPI.
     Minority Interests
     Profit attributable to minority interests decreased 9.2% to €346 million in 2006 from €381 million in 2005, mainly due to the sale of TPI, the acquisition of the minority interests of Telefónica Móviles and the consolidation of Telefónica Telecom since May 2006, which partially offset the higher net income registered by Telesp and Endemol.
     Profit for the Year Attributable to Equity Holders of the Parent Company
     As a result of the above, profit for the year attributable to equity holders of the parent company increased 40.2% in 2006 to €6,233 million from €4,446 million in 2005.
   Results of Operations by Business Line
     The table below sets forth the contribution to our results of operations by each of our three principal business lines and Atento and Telefónica Contenidos for 2005 and 2006. Revenues is presented for each of the business lines after elimination of sales to other members of the Telefónica Group. See note 17 to our Consolidated Financial Statements.

	Year ended December 31,
	2005	2006
	(in millions of euro)
Revenues	37,383	52,901
Telefónica Spain (1)	19,105	19,751
Telefónica O2 Europe (2)	1,316	13,159

	Year ended December 31,
	2005	2006
	(in millions of euro)
Telefónica Latam (1)	15,390	18,089

Other companies & eliminations	1,573	1,903
Expenses (3)	23,743	35,346
Telefónica Spain (1)	10,695	11,504
Telefónica O2 Europe (2)	851	9,691
Telefónica Latam (1)	10,297	12,030

Other companies & eliminations	1,901	2,121
Depreciation and amortization	6,693	9,704
Telefónica Spain (1)	2,804	2,533
Telefónica O2 Europe (2)	364	3,399
Telefónica Latam (1)	3,461	3,671

Other companies & eliminations	64	101
Operating income	8,363	9,422
Telefónica Spain (1)	6,066	6,114
Telefónica O2 Europe (2)	133	309
Telefónica Latam (1)	2,052	2,900

Other companies & eliminations	112	99

(1)	The results of operations of the former Terra Networks group companies in Spain are included under Telefónica Spain, and the results of operations of the former Terra Networks group companies in Latin America are included under Telefónica Latam, for the years 2004 and 2005.

(2)	It includes Telefónica Deutschland, Telefónica O2 Czech Republic consolidated as from July 2005 and O2 Group consolidated as from February 2006.

(3)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization expense.
   Telefónica Spain
     Revenues
     Telefónica Spain’s revenues increased 3.4% to €19,751 million in 2006 from €19,105 million in 2005.
     In the fixed business, revenues amounted to €11,964 million in 2006, a year-on-year growth of 1.8%. This slight increase is mainly derived from the Internet and broadband business offset in part by decreases in revenues from traditional access and voice business.
•	Revenues from traditional access include all revenues from our customers for rental and connection to the public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services and public use telephony and additional charges and advertising in telephone booths. Revenues from access fees decreased 2.1% to €2,768 million in 2006 compared to €2,826 million in 2005, mainly due to the freezing of the PSTN line monthly fee in 2006 and the reduction in the number of fixed telephone lines.

•	Revenues from traditional voice services amounted to €4,868 million in 2006 with a year-on-year decrease of 5.7%. This decrease is mainly attributable to the decline in the average price per minute, in particular on national voice traffic and because of the declining performance of the fixed voice market in Spain.

•	Revenues from Internet and broadband services, which totaled €2,403 million for the year, up 23.2% from the previous year, more than offset the reduction in revenues from the traditional access and voice businesses. Broadband revenues from both Internet access and pay television grew 29.3% to reach €2,260 million, 84% of which is derived from the retail business. The total number of broadband retail accesses was 3,743 thousand at the end of 2006.

•	Revenues from data services grew by 4.5% to €1,076 million in 2006, with wholesale data revenue accounting for most of the growth (19.0%).

•	Revenues from information technology services rose to €392 million, a 22.7% increase year-on-year.

•	Lastly, other revenues decreased by 2.2% to €457 million in 2006.
In the mobile business, Net Sales and Rendering of Services amounted to €9,199 million, a 4.1% increase compared to 2005, as a result of the evolution of service revenues (€8,142 million, +4.5%) supported by the growth in outgoing voice traffic over compensating the decrease on the average prices and the worse evolution of interconnection and roaming (both decreasing compared to 2005). It is also important to emphasize the growth in data revenues, that reach €1,008 million in 2006 (+9.4% more than in 2005).
     Handset revenues amounted €1,058 million in 2006, up by 2% compared to 2005.
     Expenses
     Telefónica Spain’s expenses increased 7.6% to €11,504 million in 2006 from €10,695 million in 2005, principally due to an increase in supplies and personnel expenses.
•	Supplies expenses increased 4.6% to €4,396 million in 2006 from €4,202 million in 2005, mainly due to the increase in handout purchases in the mobile business.

•	Personnel expenses increased 15% to €3,436 million in 2006 from €2,987 million in 2005, principally due to the effect of workforce restructuring provisions in 2006.

•	Other expenses increased 4.7% to €3,673 million in 2006 from €3,506 million in 2005, principally due to a 4.0% increase in external expenses to €3,141 million in 2006 from €3,019 million in 2005.
     In the fixed business, total expenses increased 5.3% to €7,715 million in 2006 from €7,324 million in 2005, principally due to an increase in personnel expenses.
•	Supplies expenses fell by 1.0% over the year to €2,971 million mainly due to a reduction in interconnection expenses.

•	Personnel expenses grew by 14.7% to €3,105 million in 2006 from €2,706 million in 2005, principally due to the effect of the workforce restructuring provisions in 2006. The average number of employees in 2006 was 34,533, a 4.2% reduction in comparison with the average number of employees in 2005.

•	Other expenses increased 1.4% to €1,638 million in 2006 from €1,615 million in 2005, principally due to a 0.1% increase in external expenses to €1,297 million in 2006 from €1,296 million in 2005, in spite of an increase in marketing expenses in the last part of the 2006.
In the mobile business, total expenses increased 7.1% to €5,189 million in 2006 from €4,845 million in 2005, principally due to an increase in other expenses, principally related to external services.
•	Supplies expenses grew by 5.5% to €2,490 million due to the increase on interconnection, roaming out and content suppliers expenses.

•	Personnel expenses grew by 15.9% to €322 million in 2006 from €278 million in 2005, with the increase due to a new management pension scheme account.

•	Other expenses grew by 7.7% to €2,378 million due to higher customer management expenses, the growth in network costs and the increase in acquisition costs and commissions to our distribution channels.
     Operating Income Before Depreciation and Amortization
     Telefónica Spain’s operating income before depreciation and amortization decreased 2.5% to €8,647 million in 2006 from €8,870 million in 2005. On the fixed side, Telefónica de España’s operating income before depreciation and amortization decreased 4.4% to €4,572 million in 2006 from €4,784 million in 2005, principally due to the effect of the workforce restructuring provisions in 2006. On the mobile side, Telefónica Móviles recorded operating income before depreciation and amortization of €4,091 million in each of 2006 and 2005.
     Telefónica Spain’s operating income before depreciation and amortization, as a percentage of Telefónica Spain’s revenues, was 43.8% in 2006 compared to 46.4% in 2005. In the fixed business, Telefónica de España’s operating income before depreciation and amortization, as a percentage of Telefónica Spain’s revenues, was 38.2% in 2006 compared to 40.7% in 2005. In the mobile business, operating income before depreciation and amortization, as a percentage of Telefónica Móviles revenues, was 44.5% in 2006 compared to 46.4% in 2005, principally due to increased competition.
     Depreciation and Amortization
     Telefónica Spain’s depreciation and amortization decreased 9.7% to €2,533 million in 2006 from €2,804 million in 2005, principally due to a more conservative investment policy in prior years, which seeks to control capital expenditures. Fixed business depreciation and amortization decreased 12.7% to €1,866 million in 2006 from €2,138 million in 2005. Mobile business depreciation and amortization remained largely stable with a depreciation and amortization expense of €667 million in 2006.
     Operating Income
     Telefónica Spain’s operating income increased 0.8% to €6,114 million in 2006 from €6,066 million in 2005. Telefónica de España’s operating income increased 2.3% to €2,706 million in 2006 from €2,645 million in 2005. Operating income associated with the mobile business was €3,424 million in 2006 slightly down from 2005.
   Telefónica O2 Europe
     Telefónica O2 Europe comprises the results of the O2 group for the 11 month period ended December 31, 2006, 12 months of the results of Telefónica O2 Czech Republic and Telefónica Deutschland. As this business unit was created in 2006 and the principal companies included within this unit were consolidated for the first time as of February 1, 2006 (in the case of the O2 group) and July 1, 2005 (in the case of Telefónica O2 Czech Republic), we have not included comparative information in the discussion below.
     Revenues
     Telefónica O2 Europe’s revenues in 2006 were €13,159 million, of which €2,148 million was attributable to Telefónica O2 Czech Republic. The major contribution to the revenues has been driven by O2 UK, with €6,265 million owing to continued strong customer and ARPU growth. O2 Germany revenues in 2006 were €3,320 million (including Telefónica Deutschland 11 month results), also driven by continued expansion of the customer base, which partly offset ARPU weakness in the German market. The mobile segment in Telefónica O2 Czech Republic, was the key driver of revenue growth with the focus on offering data, Internet and value added services. In addition, the attractiveness of the traditional voice packages has been improved with the aim of increasing voice traffic. Revenues in the fixed segment continued to decline driven by the shift from traditional voice services which was not fully compensated by the increase in revenues from broadband Internet based services, data and value added services.

     Expenses
     Telefónica O2 Europe’s expenses were €9,691 million in 2006, including €5,959 million in supplies, €1,344 million in personnel expenses and €2,389 million in other expenses. Competition was intense during the year, which led to a significant increase in commercial activity. In Telefónica O2 Czech Republic, the re-branding costs and costs related to the mobile project in Slovakia were the major drivers of the increase in expenses. Also it is important to highlight the launch of DSL services in Germany and the United Kingdom. Supplies expenses increased in Telefónica O2 Czech Republic due to higher activity in carrier transit and growth in mobile off-net traffic. Personnel expenses were negatively affected by the inclusion of an exceptional charge related to a rebalancing of the workforce towards customer-focussed areas in O2 Germany of €32 million and positively affected by a 6.4% headcount reduction in Telefónica O2 Czech Republic.
     Operating Income Before Depreciation and Amortization
     Telefónica O2 Europe operating income before depreciation and amortisation was €3,708 million.
     Telefónica O2 Europe operating income before depreciation and amortisation, as a percentage of Telefónica O2 Europe revenues, was 28.2% in 2006.
     Depreciation and Amortization
     Telefónica O2 Europe depreciation and amortization expense was €3,399 million in 2006.
     Operating Income
     Telefónica O2 Europe operating income was €309 million in 2006.
   Telefónica Latinoamérica
     Revenues
     Telefónica Latinoamérica’s revenues increased 17.5% in 2006 to €18,088 million from €15,389 million in 2005.
     Revenues in the mobile business increased 20.0% in 2006 to €9,228 million from €7,691 million in 2005. Excluding the impact of variations in exchange rates, revenues would have increased 19.4% in 2006 compared with 2005, principally due to the organic growth of our customer base in Argentina and Mexico and the growth of the ARPU in Venezuela.
•	Revenues in Brazil increased 6.1% to €2,005 million in 2006 from €1,889 million in 2005. Excluding the impact of variations in exchange rates revenues would have decreased 3.5% in 2006 from 2005 partially explained by the decrease of 20.1% in handset sales revenues. Service revenues dropped by 0.6%, contributing €1,755 million to the Group despite the growth in outgoing prepaid customer revenues and the removal of the Bill & Keep rule that offsets the decrease in incoming traffic. This law governed interconnection services between mobile operators. It required that billing and payments could be made between operators only if the traffic in one direction corresponded to more than 55% of the total traffic between the two operators.

•	Revenues in Mexico increased 26.8% to €988 million in 2006 from €779 million in 2005. Excluding the impact of variations in exchange rates revenues would have increased 28.2% in 2006 compared with 2005, principally due to the strong growth in service revenues due to both the increase in the number of customers and ARPU.

•	Revenues in Venezuela increased 41.9% to €2,040 million in 2006 from €1,438 million in 2005. Excluding the impact of variations in exchange rates revenues would have increased 45.7% in 2006 from 2005. Handset revenues of €354 million grew by 44.2% and service revenues grew by 46% principally due to the larger client base and the strong growth in outbound revenues.

•	Revenues in Argentina increased 24.8% to €1,260 million in 2006. Excluding the impact of variations in exchange rates revenues would have increased 32.5% in 2006 from 2005, principally due to the larger client base and positive growth in service revenues as a consequence of higher tariffs on prepaid services and higher data revenues. In Chile, revenues increased 20.3% to €796 million in 2006. Excluding the impact of variations in exchange rates they would have increased 15.3% in 2006 from 2005.

•	Revenues in Peru increased 21.9% to €447 million in 2006. Excluding the impact of variations in exchange rates they would have increased 22.2% in 2006 from 2005, principally due to the larger client base and the positive evolution of prepaid services.
     With respect to the fixed telephony business, revenues increased 14.2% in 2006 to €9,537 million from €8,352 million in 2005 (excluding the impact of variations in exchange rates and Telefónica Telecom’s revenues, the fixed telephony business would have increased 3.5% in 2006).
•	Revenues in Brazil increased 14.7% to €5,565 million in 2006 from €4,853 million in 2005. By the middle of 2006, Telefónica Empresas Brazil was consolidated within Telesp. Including the full year of Telefónica Empresas both in 2006 and 2005, the growth would have been 11.7% (1.5% excluding the impact of exchange rates) principally due to an increase in revenues from its broadband business and public telephony service and, to a lesser extent, the increase in revenues from value-added services, such as automatic redial, call waiting and call forwarding.

•	Revenues in Peru increased 6.2% to €1,097 million in 2006 from €1,032 million in 2005. In May 2006, Telefónica Empresas Perú merged with Telefónica del Perú. Including the full year of Telefónica Empresas both in 2006 and 2005, growth would have been 2.3% (2.6% excluding the impact of exchange rates) principally due to the rapid growth of the broadband business, offset in part by a decrease in public telephony business due to mobile and TELMEX competition. On the other hand, data and information technologies revenues increased due to projects for local and general Peruvian elections.

•	Revenues in Chile increased by 11.9% during 2006 to €1,006 million, from €899 million in 2005. This growth is mainly due to the integration of Telefónica Empresas Chile’s operations during 2005. In comparable terms, the growth rate would have been 4.6% (0.2% excluding the impact of exchange rates). Telefónica Chile managed to slightly compensate for the decrease in local and long-distance traffic with growth in broadband Internet and data services.

•	Revenues in Argentina increased 11.3% to €991 million in 2006 from €891 million in 2005. 2006 figures include the consolidation of Telefónica Empresas Argentina, since mid-year. Including the full year of Telefónica Empresas both in 2006 and 2005, the growth rate would have been 6.9% (13.6% excluding the impact of exchange rates) mainly due to the good performance of the broadband business, wholesale services to other operators and the positive evolution of voice traffic.
     Expenses
     Telefónica Latinoamérica’s expenses increased 16.8% in 2006 to €12,030 million from €10,297 million in 2005.
     Mobile business expenses increased 15.3% in 2006 to €7,042 million from €6,105 million in 2005, principally due to an increase in supplies expenses and other expenses.
•	Supplies expenses increased 16.2% to €3,499 million in 2006 from €3,011 million in 2005, mainly due to increased interconnection expenses in Venezuela and Peru.

•	Personnel expenses increased 17.9% to €607 million in 2006 from €514 million in 2005, principally due to increases in Venezuela (principally as a result of inflation), Argentina and Brazil.

•	Other expenses increased 13.8% to €2,936 million in 2006 from €2,580 million in 2005, principally due to the increase in external services due to the growth in marketing activities in Brazil, Argentina and Chile.

•	Brazil’s expenses increased 13.0% to €1,648 million in 2006 from €1,459 million in 2005, principally due to increased supplies expenses (abolition of the Bill & Keep regulation with higher interconnection costs) and external services expenses.

•	Mexico’s expenses increased 7.9% to €1,042.0 million in 2006 from €966 million in 2005, principally due to higher supplies expenses as a consequence of higher interconnection costs.

•	Venezuela’s expenses increased 43.7% to €1,238 million in 2006 from €862 million in 2005, principally due to higher supplies expenses as a consequence of higher interconnection costs associated with higher traffic to other mobile operators.

•	Argentina and Chile operating expenses grew at a lower rate than revenue growth in such countries.

•	Peru’s expenses increased 27.0% to €321 million in 2006 from €253 million in 2005, due principally to the higher supplies expenses as a consequence of increased marketing activity.
     The fixed telephony business expenses increased 16.6% in 2006 to €5,663 million from €4,856 million in 2005. This increase is due principally to a strong appreciation of the Brazilian real against the euro and dollar, and to a lesser extent, due to an increase in supplies expenses and other expenses.
•	Supplies expenses increased 16.4% to €2,278 million in 2006 from €1,957 million in 2005, mainly due the the appreciation of the Brazilian real, the increase in commercial activity generally and the increase interconnection expenses in Brazil.

•	Personnel expenses increased 24.3% to €968 million in 2006 from €779 million in 2005, principally due to the appreciation of the Brazilian real, as Telesp reduced the number of employees by 7.1% during 2006.

•	Other expenses increased 14.0% to €2,417 million in 2006 from €2,120 million in 2005, principally due to the increase in external services from the growth in the commercial activity in Brazil and the appreciation of the real.

•	Brazil’s expenses increased 17.0% to €3,194 million in 2006 from €2,730 million in 2005, due to the incorporation in Telesp figures of Telefónica Empresas Brazil by the middle of 2006. Making 2005 figures comparable expenses would have increased 13.0% in external services as a result of Telesp’s increased commercial activity, including network maintenance expenses. Approximately 10 percentage points of such increase are due to the revaluation of the real against the euro.

•	Peru’s expenses increased 5.9% to €661 million in 2006 from €624 million in 2005 due to the merger with Telefónica Empresas Perú. Making data comparable the expenses would have increased 0.2%, due to the increase in personnel expenses, interconnection expenses and external services mainly due to the commercial activity effort in 2006.

•	Chile’s expenses increased 12.0% to €599 million in 2006 from €535 million in 2005. Including Telefónica Empresas Chile, total expenses would have amounted €540.3 millions, and growth would have been 6% principally due to an increase in interconnection expenses and external services (mainly advertising, network operation and customer service related expenses), while personnel expenses where cut by 5.8%.

•	Argentina’s expenses increased 29.2% to €553 million in 2006 from €428 million in 2005, principally due to an increase in personnel expenses (due to the collective bargaining agreement signed at the end of 2005), interconnection costs and external services, as a result of an increase in the commercial activity of the company.
     Operating Income Before Depreciation and Amortization
     Telefónica Latinoamerica’s operating income before depreciation and amortization increased 19.2% to €6,571 million in 2006 from €5,513 million in 2005.

     Mobile business operating income before depreciation and amortization increased 36.3% to €2,366 million in 2006 from €1,736 million in 2005, due principally to the positive growth of our operations in Venezuela, Argentina, Chile and Mexico. Together, these operations accounted for 61% of our total operating income in 2006 as compared to 47% in 2005. Operating income before depreciation and amortization, as a percentage of mobile business revenues, increased to 25.6% in 2006 from 22.6% in 2005.
     The fixed telephony business operating income before depreciation and amortization increased 11.8% to €4,209 million in 2006 from €3,766 million in 2005. Operating income before depreciation and amortization, as a percentage of fixed business revenues, was 44.1% in 2006 compared to 45.1% in 2005.
     Depreciation and Amortization
     Telefónica Latinoamerica’s depreciation and amortization expense increased 6.1% to €3,671 million in 2006 from €3,461 million in 2005.
     Mobile business depreciation and amortization expense increased 3.2% to €1,763 million in 2006 from €1,707 million in 2005 principally due to exchange rate fluctuations. Depreciation and amortization expense in constant euros grew by 1.1%.
     Fixed telephony business depreciation and amortization expense increased 8.8% to €1,957 million in 2006 from €1,799 million in 2005. Taking out foreign exchange fluctuations and acquisitions, depreciation and amortization expense would have decreased 0.8%.
     Operating Income
     Telefónica Latinoamerica’s operating income increased 41.3% to €2,900 million in 2006 from €2,052 million in 2005.
     Mobile business operating income increased to €603 million in 2006 from € 28 million in 2005.
     Fixed telephony business operating income increased 14.4% to €2,251 million in 2006 from €1,967 million in 2005.
   Other companies & eliminations
          The main companies included as other companies are Telefónica Contenidos and Atento.
   Telefónica Contenidos
     Revenues
     Telefónica Contenidos’s revenues increased 26.7% to €1,608 million in 2006 from €1,269 million in 2005, principally due to an increase in revenues of Endemol and Telefónica Contenidos, the latter principally due to revenues related to the sale of television rights in connection with the 2006 soccer World Cup.
     Operating Expenses
     Telefónica Contenidos’s operating expenses increased 30.3% to € 1,399 million in 2006 from € 1,074 million in 2005, principally due to an increase in supplies, principally due to the costs related to the sale of rights described above.
     Operating Income Before Depreciation and Amortization
     Telefónica Contenidos’s operating income before depreciation and amortization increased 34.4% to €362 million in 2006 from €269 million in 2005, principally due to the sale of part of its participation in Sogecable.

     Operating Income
     Telefónica Contenidos’s operating income increased 39.6% to €336 million in 2006 from €240 million in 2005.
   Atento
     Revenues
     Atento’s revenues increased 19.9% to €1,027 million in 2006 from €856 million in 2005, principally due to growth in all the three regions in which its business is focussed: Spain and Morocco, Brazil and Latin America. Brazil was the region with the highest growth followed by Latin America. Excluding the impact of variations in exchange rates, Atento’s revenues would have increased 15.9% in 2006 compared with 2005.
     Expenses
     Atento’s expenses increased 19.6% to €888 million in 2006 from €742 million in 2005, principally due to a 19.6% increase in personnel expenses to €694 million in 2006 from €580 million in 2005. The increase in personnel expenses was mainly due to an increase in the average number of employees in 2006 compared to 2005.
     Operating Income Before Depreciation and Amortization
     Atento’s operating income before depreciation and amortization increased 21.8% to €142 million in 2006 from €116 million in 2005. Excluding the impact of variations in exchange rates, Atento’s operating income before depreciation and amortization increased 17.1% in 2006 compared with 2005. In 2006, operating income before depreciation and amortization of our Brazilian operations represented 44.0% of Atento’s total operating income before depreciation and amortization, while operating income before depreciation and amortization of Atento’s Spanish, Mexican and Chilean operations each represented more than 9.0% of Atento’s total operating income before depreciation and amortization.
     Atento’s operating income before depreciation and amortization, as a percentage of Atento’s revenues, was 13.8% in 2006 compared to 13.6% in 2005.
     Operating Income
     Atento’s operating income increased 28.2% to €113 million in 2006 from €88 million in 2005.
   Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Revenues
     Our revenues increased 25.4% to €37,383 million in 2005 from €29,809 million in 2004, principally due to an increase in revenues of Telefónica Latam, which was mainly due to the acquisition of BellSouth mobile operators late in 2004 and early in 2005.
     Total Expenses
     Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses increased 25.5% to €23,743 million in 2005 from €18,926 million in 2004, primarily due to an increase in supplies and other expenses, principally as a result of an increase in commissions to distributors of our services, advertising and marketing expenses and customer service-related expenses in connection with our intense commercial and marketing efforts to add new customers and maintain existing customers under competitive market conditions.
     Supplies. Supplies increased 32.0% to €9,999 million in 2005 from €7,577 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005, an increase in interconnection costs of our mobile telephony business, purchases of equipment for ADSL and IPTV (Imagenio) services in Spain and expenses to implement the unbundling of the local loop in Spain.
     Personnel Expenses. Personnel expenses increased 11.2% to €5,532 million in 2005 from €4,976 million in 2004, due to increases in wages, salaries and other personnel expenses as a result of an increase in the average number of employees of the Telefónica group to an average of 195,086 in 2005 from 156,819 in 2004. The increase in the average number of employees of the Telefónica group in 2005 was mainly due to increases in the average number of employees in our call center business, Telefónica O2 Europe (we consolidated Telefónica O2 Czech Republic as from July 2005) and Telefónica Latam (mainly due to the consolidation of the BellSouth mobile operators acquired in late 2004 and early 2005).
     Other Expenses. Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as taxes. Other expenses also include changes in operating allowances and other operating expenses,. Other expenses increased 28.9% to €8,212 million in 2005 from €6,373 million in 2004, principally due to a 35.1% increase in external services to €6,635 million in 2005 from €4,912 million in 2004. The increase in external services was mainly due to significant commercial and marketing efforts in each of our regions, as well as to the consolidation of Telefónica O2 Czech Republic and the BellSouth mobile operators acquired by Telefónica Latam in late 2004 and early 2005.
     Operating Income Before Depreciation and Amortization
     Operating income before depreciation and amortization increased 25.3% to €15,056 million in 2005 from €12,017 million in 2004. For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.
     Depreciation and Amortization
     Depreciation and amortization expense increased 18.6% to €6,694 million in 2005 from €5,642 million in 2004, principally due to an increase in depreciation and amortization expense of Telefónica Latam (mainly due to the consolidation of the BellSouth mobile operators acquired in late 2004 and early 2005), as well as depreciation and amortization expense of Telefónica O2 Czech Republic (which we consolidated as of July 2005).
     Operating Income
     Operating income increased 31.2% to €8,363 million in 2005 from €6,375 million in 2004. The increase was the result of the 25.3% increase in operating income before depreciation and amortization exceeding the rate of increase of 18.6% in depreciation and amortization expense.
     Share of Profit (Loss) of Associates
     Share of loss of associates increased to €128 million in 2005 from €50 million in 2004, principally due to the writedown of the remaining value of IPSE 2000’s UMTS license, offset by a decrease in our share of the losses of Sogecable and Lycos Europe and our share of the profit of Medi Telecom in 2005, which had losses in 2004.
     Net Financial Results
     Net financial expenses were €1,790 million in 2005 compared to €1,456 million in 2004, mainly due to an increase in average net debt outstanding during 2006, offset by a decrease in average interest rates on our debt in 2005 compared to 2004.
     Positive exchange rate differences were €162 million in 2005 compared to negative exchange rate differences of €177 million in 2004, reflecting the impact of the appreciation of the U.S. dollar against the euro at December 31, 2005 compared to December 31, 2004.
     As a result, net financial results were €1,628 million in 2005 compared to €1,633 million in 2004.
     Corporate Income Tax
     Corporate income tax increased 31.2% to €1,904 million in 2005 from €1,451 million in 2004. This increase was principally due to the increase in profit before taxes from continuing operations of Telefónica de España and the consolidation of the BellSouth mobile operators acquired by Telefónica Latam in late 2004 and early 2005. Our effective corporate income tax rate (corporate income tax as a percentage of profit before taxes from continuing operations) was 28.8% in 2005 compared to 30.9% in 2004.
     Result from discontinued operations
     The result from discontinued operations amounted to €124 million in 2005, compared with €245 million in 2004, after registering TPI’s results from both years. Additionally, in 2004 Lycos’s results are registered up to the effective date of its sale in October 2004.
     Minority Interests
     Profit attributable to minority interests increased 23.0% to €381 million in 2005 from €310 million in 2004, mainly due to the minority shareholders’ share of the profit of Telefónica O2 Czech Republic (which we consolidate as from July 2005) and the increased profit of Telesp in 2005 compared to 2004, as well as the decrease in minority investors’ share of the losses of Telefónica Móviles Mexico, which had lower losses in 2005 compared to 2004.
     Profit for the Year Attributable to Equity Holders of the Parent Company
     As a result of the above, profit for the year attributable to equity holders of the parent company increased 40.0% in 2005 to €4,446 million from €3,176 million in 2004.
Results of Operations by Business Line
     The table below sets forth the contribution to our results of operations by each of our principal business lines for 2004 and 2005. Revenues is presented for each of the business lines after elimination of sales to other members of the Telefónica group. See note 17 to our Consolidated Financial Statements.

	Year ended December 31,
	2004	2005
	(in millions of euro)
Revenues	29,809	37,383
Telefónica Spain	17,943	19,105
Telefónica O2 Europe (1)	291	1,316
Telefónica Latam	9,988	15,389

Other companies & eliminations	1,587	1,573

Expenses (2)	18,926	23,743
Telefónica Spain	9,637	10,695
Telefónica O2 Europe (1)	299	851
Telefónica Latam	6,908	10,297

Other companies & eliminations	2,082	1,901

Depreciation and amortization	5,642	6,693
Telefónica Spain	3,044	2,804
Telefónica O2 Europe (1)	14	364
Telefónica Latam	2,430	3,461

Other companies & eliminations	154	64

Operating income	6,375	8,363

	Year ended December 31,
	2004	2005
	(in millions of euro)
Telefónica Spain (1)	5,664	6,066
Telefónica O2 Europe (2)	(20)	133
Telefónica Latam (1)	1,359	2,052

Other companies & eliminations	(628)	112

(1)	Includes Telefónica Deutschland and Telefónica O2 Czech Republic consolidated as from July 2005.

(2)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization expense.
Telefónica Spain
Revenues
     Telefónica Spain’s revenues increased 6.5% in 2005 from €17,943 million in 2004.
     In the fixed business, revenues increased 4.6% to €11,755 million in 2005 from €11,240 million in 2004, principally due to increases in net sales and services rendered from broadband services and operator services. These largely offset decreases in revenues from voice services.
     Revenues from traditional access includes all revenues from our customers for rental and connection to the public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services and public use telephony and additional charges and advertising in telephone booths. Revenues for connection access fees in 2005 remained nearly flat (+0.1%) compared to €2,823 million in 2004. Revenues from subscriptions were enough to offset the drop in revenues from connection fees, affected by the free connection campaigns.
•	Revenues from traditional voice services amounted to €5,163 million in 2005, which represented decrease of 0.7% compared to 2004.

•	Revenues from Internet and broadband services contributed almost 79% of the growth in revenues, and totaled €1,951 million in 2005, a 26.2% increase year on year.

•	Revenues from data services amounted to €1,030 million in 2005, increasing 5.3% compared with 2004.

•	Revenues from information technology services grew 37.6% to reach €319 million in 2005, up from €232 million in 2004.

•	Subsidiaries revenues amounted to €467 million in 2005, increasing 0.4% compared to 2004.
     On the mobile side, revenues increased 7.5% to €8,834 million from €8,216 million in 2004, principally due to increases in voice and data traffic, offset in part by decreases in service prices and lower interconnection tariffs. Revenues from handset sales totaled €1,040 million in 2005, up 11.8% year-on-year and represented 11.8% of total revenues.

     Expenses
     In 2005, Telefónica Spain’s expenses grew 11.0% to €10,695 million from €9,637 million in 2004 as a consequence of the commercial efforts made and the development of new products.
•	Supplies expenses increased 17.9% compared with 2004.

•	Personnel expenses remained nearly flat in 2005 compared with 2004.

•	External expenses grew 16.0% in 2005 compared with 2004 as a result of the intense commercial campaigns.
     In the fixed business, total expenses increased 4.8% to €7,324 million in 2005 compared with 2004 due to supplies and external expenses increases.
•	The greater supplies expenses in 2005 were related to the purchase of equipment for Imagenio and new broadband connections.

•	Personnel expenses decreased by 1.2% compared with 2004.

•	External expenses in 2005 grew by 10.4% from 2004 as a consequence of higher commercial campaigns to face increasing competition.
     In the mobile business, total expenses increased 16.8% to €4,845 million in 2005 from €4,149 million due to the increase in supplies and external services expenses.
•	Supplies expenses increased 14.7% to €2,359 million in 2005 from €2,058 million in 2004 due to the increase in commercial activity and the increase in interconnection expenses mainly as a result of the growth in outgoing traffic.

•	Personnel expenses grew 1.5% to €278 million in 2005 due to increases in both the average workforce and salaries.

•	External expenses grew 19.9% to €2,041 million in 2005 due to the increase in commercial efforts including increases in commissions to distributors, costs related to the acquisition and retention of customers and adverting expenses due to the rebranding expenses carried out in the second quarter of 2005.
     Operating Income Before Depreciation and Amortization
     Telefónica Spain’s operating income before depreciation and amortization increased 1.9% to €8,870 million in 2005 from €8,708 million in 2004. On the fixed side, operating income before depreciation and amortization increased 4.1% to €4,784 million in 2005 from €4,594 million in 2004. Mobile business operating income before depreciation and amortization closed at €4,096 million in 2005 virtually unchanged compared to 2004 despite the increased commercial activity and the costs related to rebranding.
     Telefónica Spain’s operating income before depreciation and amortization, as a percentage of Telefónica Spain’s revenues, was 46.4% in 2005 compared to 48.5% in 2004. Fixed business operating income before depreciation and amortization, as a percentage of Telefónica Spain’s revenues, was 40.7% in 2005 compared to 40.9% in 2004. Mobile business operating income before depreciation and amortization, as a percentage of revenues declined to 46.4% in 2005 compared with 50.3% in 2004.
     Depreciation and Amortization
     Telefónica Spain’s depreciation and amortization expense decreased 7.9% to €2,804 million in 2005 from €3,044 million in 2004. The fixed business’s depreciation and amortization expense decreased 10.1% to €2,138 million in 2005 from €2,379 million in 2004. The mobile business’s depreciation and amortization expense remained stable at €666 million in 2005 compared to €665 million in 2004.

     Operating Income
     Telefónica Spain’s operating income increased 7.1% to €6,066 million in 2005 from €5,664 million in 2004. Fixed business operating income increased 19.4% to €2,645 million in 2005 from €2,215 million in 2004. Mobile business operating income decreased 1.1% to €3,430 million in 2005 from €3,468 million in 2004.
     Telefónica O2 Europe
     Telefónica O2 Europe includes the results of Telefónica O2 Czech Republic, in which we acquired a majority stake in 2005 and which we consolidated as from July 2005, and the results of Telefónica Deutschland. We did not consolidate Telefónica O2 Czech Republic in our Consolidated Financial Statements in 2004 and therefore do not present comparative information for the year ended December 31, 2004 in the discussion below.
     Revenues
     Telefónica O2 Europe revenues in 2005 were €1,316 million, of which €1,035 million was attributable to Telefónica O2 Czech Republic. €533 million was attributable to Telefónica O2 Czech Republic’s fixed line telephony business and €518 million was attributable to Telefónica O2 Czech Republic’s mobile telephony business. Revenues of Telefónica O2 Czech Republic’s fixed line telephony business in 2005 reflected the continuing trend of increasing contributions from broadband, data and other value added services, relative to traditional voice services. Revenues of Telefónica O2 Czech Republic’s mobile telephony business in 2005 reflected continued growth of its customer base, offset by decreases in revenue from traffic as a result of an increase in the number of customers purchasing service packages based on minutes.
     Expenses
     Telefónica O2 Europe’s expenses were €851 million in 2005, of which €600 million was attributable to Telefónica O2 Czech Republic, including €286 million in supplies, €137 million in personnel expenses and €177 million in other expenses. Expenses relating to Telefónica O2 Czech Republic’s fixed line business did not increase significantly in 2005, while expenses relating to Telefónica O2 Czech Republic’s mobile telephony business increased during 2005 due to an increase in other expenses, particularly external services and personnel expenses, as well as supplies.
     Operating Income Before Depreciation and Amortization
     Telefónica O2 Europe’s operating income before depreciation and amortization was €496 million.
     Telefónica O2 Europe’s operating income before depreciation and amortization, as a percentage of Telefónica O2 Europe’s revenues, was 37.7% in 2005
     Operating Income
     Telefónica O2 Europe’s operating income was €133 million in 2005.
   Telefónica Latinoamérica
     Revenues
     Telefónica Latinoamérica’s revenues increased 54.1% in 2005 to €15,389 million from €9,988 million in 2004.
     The mobile business revenues increased 113.7% to €7,691 million in 2005 from €3,599 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired in October 2004 and January 2005 and the organic growth of our customer base in Colombia, Argentina and Venezuela.
     In relation to the fixed telephony business, revenues increased 28.2% to €8,352 million in 2005 from €6,516 million in 2004 principally due to increases in revenues, in local currency terms, of Telesp, Telefónica de Argentina, Telefónica Empresas América, Telefónica del Peru and Telefónica International Wholesale Services (TIWS), offset in part by a decrease in revenues of Telefónica Chile.

•	Revenues in Brazil increased 30.6% to €4,853 million in 2005 from €3,715 million in 2004. Excluding the impact of variations in exchange rates, Telesp’s revenues would have increased 7.9% in 2005 from 2004, principally due to an increase in revenues from its broadband business and public telephony service and, to a lesser extent, the increase in revenues from value-added services, such as automatic redial, call waiting and call forwarding.

•	Revenues in Peru increased 5.2% to €1,032 million in 2005 from €981 million in 2004. Excluding the impact of variations in exchange rates, Telefónica del Peru’s revenues would have increased 1.6% in 2005 from 2004, principally due to the rapid growth of its broadband business, offset in part by a decrease in local and long distance traffic as a result of the tariff reduction implemented by the Peruvian government.

•	Revenues in Chile increased 5.9% to €899 million in 2005 from €849 million in 2004. Excluding the impact of variations in exchange rates, Telefónica Chile’s revenues would have decreased 4.9% in 2005 from 2004, principally due to the decrease in local and long-distance traffic as a result of customers continuing to substitute the use of mobile telephones for fixed line telephones, offset in part by an increase in revenues from Internet services, including narrowband and broadband access.

•	Revenues in Argentina increased 9.9% to €891 million in 2005 from €811 million in 2004. Excluding the impact of variations in exchange rates, Telefónica de Argentina’s revenues would have increased 9.3% in 2005 from 2004, principally due to the increase in fixed lines in service and an increase in wholesale services to other operators, as well as an increase in revenues from its broadband business.
     Expenses
     Telefónica Latinoamérica’s expenses increased 49.0% in 2005 to €10,297 million from €6,908 million in 2004.
     Mobile business expenses increased 89.8% in 2005 to €6,105 million from €3,216 million in 2004, principally due to an increase in supplies expenses and other expenses.
•	Supplies expenses increased 94.8% to €3,011 million in 2005 from €1,546 million in 2004, mainly due to the consolidation of the BellSouth mobile operators acquired in late 2004 and early 2005, and the increase in commercial activity in Latin America.

•	Personnel expenses increased 97.7% to €514 million in 2005 from €260 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired in late 2004 and early 2005.

•	Other expenses increased 82.9% to €2,580 million in 2005 from €1,410 million in 2004, principally due to a 80.1% increase in external services expenses to €2,083 million in 2005 from €1,157 million in 2004 as a result of the consolidation of the BellSouth mobile operators and the commercial efforts in Latin America, including increases in commissions to distributors, costs related to the acquisition and retention of customers and advertising expenses.
     Fixed telephony business expenses increased 24.9% to €4,856 million in 2005 from €3,889 million in 2004, principally due to an increase in expenses in Brazil, Argentina and Telefónica Empresas América, offset in part by a decrease in expenses in Chile, Peru and Telefónica International Wholesale Services (TIWS).
•	Brazil’s expenses increased 28.0% to €2,730 million in 2005 from €2,133 million in 2004, principally due to an increase in external services as a result of Telesp’s increased commercial activity and network maintenance expenses.

•	Peru’s expenses decreased 9.4% to €624 million in 2005 from €689 million in 2004, principally due to a decrease in personnel expenses and interconnection expenses and a reduction in management fees under the new management contract with the Telefónica Group. These management fees are eliminated in consolidation in connection with the preparation of our consolidated financial statements.

•	Chile’s expenses increased 5.9% to €535 million in 2005 from €505 million in 2004, principally due to an increase in interconnection expenses and external services (mainly advertising and customer service related expenses).

•	Argentina’s expenses increased 13.3% to €428 million in 2005 from €377 million in 2004, principally due to an increase in external services as a result of an increase in network maintenance expenses.
     Operating Income Before Depreciation and Amortization
     Telefónica Latinoamerica’s operating income before depreciation and amortization increased 45.5% to €5,513 in 2005 from €3,789 million in 2004.
     Mobile business operating income before depreciation and amortization increased 251.9% to €1,736 million in 2005 from €493 million in 2004. Operating income before depreciation and amortization, as a percentage of mobile business’s revenues, was 22.6% in 2005 compared to 13.7% in 2004.
     Fixed telephony business operating income before depreciation and amortization increased 17.1% to €3,766 million in 2005 from €3,216 million in 2004.
     Depreciation and Amortization
     Telefónica Latinoamerica’s depreciation and amortization expense increased 42.4% to €3,461 million in 2005 from €2,430 million in 2004.
     Mobile business depreciation and amortization expense increased 100.3% to €1,707 million in 2005 from €853 million in 2004, principally due to the consolidation of the BellSouth mobile operators acquired by Telefónica Móviles in late 2004 and early 2005.
     Fixed telephony business depreciation and amortization expense increased 23.3% to €1,799 million in 2005 from €1,459 million in 2004.
     Operating Income
     Telefónica Latinoamerica’s operating income increased 51.0% to €2,052 million in 2005 from €1,359 million in 2004.
     Mobile business operating income increased to €28 million in 2005 from a loss of €359 million in 2004.
     The fixed telephony business’s operating income increased 11.9% to €1,967 million in 2005 from €1,757 million in 2004.
   Other companies & eliminations
          The main companies included as other companies are Telefónica Contenidos and Atento.
   Telefónica Contenidos
     Revenues
     Telefónica Contenidos’s revenues increased 4.1% to €1,269 million in 2005 from €1,219 million in 2004, principally due to an increase in revenues of Endemol and the ATCO group (Argentina), offset in part by a decrease in revenues due to the sale in 2004 of Lola Films, a Spanish motion picture production company.

     Expenses
     Telefónica Contenidos’s expenses increased 1.3% to €1,074 million in 2005 from €1,060 million in 2004, principally due to an increase in supplies, offset in part by slight decreases in personnel expenses and other expenses.
     Operating Income Before Depreciation and Amortization
     Telefónica Contenidos’s operating income before depreciation and amortization increased 45.5% to €269 million in 2005 from €185 million in 2004, principally due to increases in operating income before depreciation and amortization of Endemol, Telefónica Audiovisuales and Telefónica Servicios de Música.
     Telefónica Contenidos’s operating income before depreciation and amortization, as a percentage of Telefónica Contenidos total revenues, was 21.2% in 2005 compared to 15.2% in 2004.
     Operating Income
     Telefónica Contenidos’s operating income increased 53.8% to €240 million in 2005 from €156 million in 2004.
Atento
     Revenues
     Atento’s revenues increased 41.2% to €856 million in 2005 from €606 million in 2004, principally due to increases in revenues of operations in each of the countries in which Atento’s operates, especially in Brazil, Spain, Mexico and Chile. Excluding the impact of variations in exchange rates, Atento’s revenues would have increased 31.2% in 2005 from 2004.
     Expenses
     Atento’s expenses increased 41.1% to €742 million in 2005 from €526 million in 2004, principally due to a 44.0% increase in personnel expenses to €580 million in 2005 from €403 million in 2004. The increase in personnel expenses was mainly due to an increase in the average number of employees in 2005 compared to 2004.
     Operating Income Before Depreciation and Amortization
     Atento’s operating income before depreciation and amortization increased 36.7% to €116 million in 2005 from €85 million in 2004. Pricing pressure in 2005 in the customer relationship management business through call centers resulted in decreased margins in such market, which Atento has sought to address through its efforts to optimize costs and improve its operating efficiency. In 2005, operating income before depreciation and amortization of our Brazilian operations represented 42.1% of Atento’s total operating income before depreciation and amortization, while operating income before depreciation and amortization of Atento’s Spanish, Mexican and Chilean operations represented 11.9%, 10.8% and 10.2%, respectively, of Atento’s total operating income before depreciation and amortization.
     Atento’s operating income before depreciation and amortization, as a percentage of Atento’s revenues, was 13.6% in 2005.
     Operating Income
     Atento’s operating income increased 72.2% to €88 million in 2005 from €51 million in 2004.
Differences between U.S. GAAP and IFRS
     As of January 1, 2004, our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. The tables included in note 25 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on profit for the year and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, we have applied the IFRS endorsed by the EU in preparing our Consolidated Financial Statements. Our consolidated financial statements as of and for the year ended December 31, 2006 would not present any difference had the standards issued by the IASB been applied instead of those endorsed by the EU.
     IFRS 1 provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to us. Had IFRS been applied fully retrospectively, profit for the year and shareholders’ equity under IFRS shown in the table included in note 25 to our Consolidated Financial Statements would have been different and the reconciling items to U.S. GAAP shown would also have been different.
Reconciliation to U.S. GAAP
     Shareholders’ equity would have been €23,376 million at December 31, 2006 under U.S. GAAP compared to €20,001 million at December 31, 2006 under IFRS, while shareholders’ equity would have been €19,222 million at December 31, 2005 under U.S. GAAP compared to €16,158 million at December 31, 2005 under IFRS. The increase in shareholders’ equity under U.S. GAAP at December 31, 2006 and 2005 as compared with shareholders’ equity under IFRS at each of those dates is principally related to additions to shareholders’ equity related to business combinations, goodwill and intangible assets and U.S. GAAP equity investees, which were offset in part principally by deductions related to the effect of presentation of minority interests (within equity under IFRS). See notes 25.7, 25.8 and 25.1, respectively, to our Consolidated Financial Statements.
     Net income would have been €6,341 million in 2006 under U.S. GAAP compared to profit for the year of €6,579 million in 2005 under IFRS, while net income would have been €4,144 million in 2005 under U.S. GAAP compared to profit for the year of €4,827 million in 2005 under IFRS. The decrease in net income in 2006 under U.S. GAAP as compared with profit for the year in 2005 under IFRS is principally related to business combinations and to the effect of presentation of minority interest within the profit for the year under IFRS, which are offset in part, principally by additions related to the effect of inflation and pension plan and post-retirement benefits. See notes 25.9 and 25.11, respectively. The decrease in net income in 2005 under U.S. GAAP as compared with profit for the year in 2005 under IFRS is principally related to pension plan and post retirement benefits, derivatives and to the effect of presentation of minority interests within the profit for the year under IFRS.
     See note 25 to our Consolidated Financial Statements for a description of the principal differences between IFRS and U.S. GAAP as they relate to us and for a quantitative reconciliation of profit for the year and shareholders’ equity from IFRS to U.S. GAAP.
Recent U.S. Accounting Pronouncements
Statement of Financial Accounting Standards No. 157: Fair Value Measurement
     In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 does not require any new fair value measurement. The new Statement should be adopted prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of this statement in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 158: Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)
     In September 2006, the FASB issued this Statement that improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. This Statement will have no effect in our results of operations or cash flows. The impact in our financial position is disclosed in Note 25 to our Consolidated Financial Statements.

     This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. The Company does not anticipate that the adoption of this requirement will have a significant effect in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 159: The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115
     In February 2007, the FASB issued this Statement that permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS 159 on its results of operations, financial position or cash flows.
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109
     In June 2006, the FASB issued this interpretation that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that FIN 48 will have in its results of operations, financial position or cash flows.
EITF 06-3: How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)
     In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (EITF 06-3). EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies.” Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. EITF 06-3 will be effective for annual reporting periods beginning after December 15, 2006. The Company considers that the adoption of this requirement will not have a significant effect in its results of operations, financial position or cash flows.
New IFRS Pronouncements
     At the date of preparation of our Consolidated Financial Statements, several new Standards, Amendments and IFRIC Interpretations were issued but not yet effective. Please refer to Note 3 to our Consolidated Financial Statements where this information is disclosed.
B. Liquidity and Capital Resources
Cash Flow Analysis
     The table below sets forth consolidated cash flow information for the periods indicated. Positive figures refer to cash inflows and negative figures or those in parentheses refer to cash outflows.

	Year ended December 31,
	2004	2005	2006
IFRS	(in million euros)
Net cash provided by operating activities	10,131	11,139	15,414
Net cash used in investing activities	(5,808)	(9,592)	(28,052)
Net cash provided by financing activities	(3,937)	(435)	14,572
Net Cash Provided by Operating Activities
     In 2006, the Telefónica Group achieved operating cash flow less payments to suppliers for expenses and personnel costs totaling €18,810 million, 36.1% more than the €13,821 million generated in 2005. The growth is due largely to the consolidation of O2’s wireless operators in early 2006 and sound operating performance.
     Customer collections in 2006 increased by 35.9% to €60,285 million from €44,353 million in 2005. This growth is the result of the healthy business performance and, notably, the changes in the consolidation perimeter following the acquisition of O2’s wireless operators. Customer collections in 2005 increased by 22.0% to €44,353 million in 2005 from €36,367 million in 2004. This increase was mainly due to the consolidation of Cesky Telecom and the Argentine and Chilean mobile operators acquired from Bellsouth in January 2005.
     Furthermore, cash payments to suppliers and employees in 2006 totaled €41,475 million, up 35.8% (from €30,532 million in 2005). This increase was due largely to the consolidation of O2’s wireless operators in 2006, and also reflects costs arising from the management of the Group’s activities. In 2005 cash paid to suppliers and employees increased 23.7% to €30,532 million from €24,674 million in 2004. These higher outflows were mainly due to the increase in advertising expenses and handset purchases for the promotional efforts made by the Telefonica Group and the consolidation of Cesky Telecom and the Argentine and Chilean mobile operators acquired from Bellsouth in January 2005.
     Personnel expenses were higher in 2006 than in 2005. The increase in 2006 was due mainly to the inclusion of the workforces of O2’s wireless operators. Payments to employees increased in 2005 as a result of the increase in the Group’s average number of employees.
     Accordingly, net operating cash flow totaled €15,414 million in 2006, an increase of 38.4% compared to €11,139 million in 2005. Net operating cash flow totaled €11,139 million in 2005, an increase of 9.9% compared to €10,131 million in 2004.
Net Cash Used in Investing Activities
     Net cash used in investing activities increased by €18,460 million from €9,592 million in 2005 to €28,052 million in 2006. This net increase was due mainly to investments in companies (net of cash and cash equivalents acquired) which totaled €23,757 million in 2006 versus €6,571 million in 2005, mainly as a result of the O2 plc acquisition for €23,554 million. The main investments in 2005 were the acquisition of Czech operator Telefónica O2 Czech Republic, a.s. for €3,663 million, as well as the first disbursement of €1,266 million in connection with the acquisition of O2 plc.
     Net cash used in investing activities increased to €9,592 million in 2005 from €5,808 million in 2004, mainly due to an increase in payments on investments in companies, net of cash and cash equivalents acquired and payments on investments in property, plant and equipment and intangible assets and a decrease in interest received on excess cash not included under cash and cash equivalents. Payments on investments in companies, net of cash and cash equivalents acquired increased 56.4% to €6,571 million in 2005 from €4,201 million in 2004. Our main investments in companies in 2004 were €3,179 million for the acquisition of the Bellsouth’s operators in Latin America (other than in Chile and Argentina, which we acquired in 2005), €209 million related to tender offers to increase our interests in the Brasilcel subsidiaries and €484 million for the acquisition of additional Portugal Telecom shares.
     Investments in property, plant and equipment and intangible assets amounted to €6,933 million in 2006, up €2,510 million from 2005 due to the consolidation of O2 plc, which accounted for €2,234 million of consolidated capital expenditures. Payments on investments in property, plant and equipment and intangible assets increased 26.8% to €4,423 million in 2005 from €3,488 million in 2004, principally as a result of the expansion of the broadband business, the network upgrades and the investment made in Distrito C (the Telefonica Grouo headquarters in Madrid) in Spain and the expansion of the broadband, fixed line telephony and the roll-out of GSM networks made in Latin America.
     Gains on divestments, net of cash and cash equivalents acquired, in 2006 totaled €2,294 million, resulting from the sale of TPI and part of the investment in Sogecable, which generated gains of €1,816 million and €330 million, respectively.
Net Cash Provided by Financing Activities
     Net cash from financing activities totaled €14,572 million in 2006, up from €435 million in 2005. The €15,007 million increase essentially reflects the increase in financing transactions. In 2006 net debt issuances totaled €20,114 million, up from (€4,387 million in 2005). Net cash used in financing activities decreased to €435 million in 2005 from €3,937 million in 2004. This decrease was due principally to the increase in proceeds, net of repayments, from loans, credits and promissory notes offset in part by the increase in cancellation of debentures and bonds redeemed.
Anticipated Uses of Funds
     Our principal liquidity and capital resource requirements consist of the following:
•	debt service requirements relating to our existing and future debt;

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses;

•	costs and expenses relating to the operation of our business; and

•	dividend, other shareholder remuneration, and early retirement payments.
     Our principal liquidity requirements relate to our debt service requirements. At December 31, 2006, we had gross financial debt of €59,057 million and net financial debt of €52,145 million. For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP Financial Information—Net Financial Debt.”
     We expect to spend approximately 30% of our capital expenditures budget for 2007 on Telefónica Spain, 38% on Telefónica Latam and 29% on Telefónica O2 Europe, mainly to improve broadband services and to increase the capacity of our mobile telephony networks, to roll-out the UMTS network in Europe and to make technological upgrades in Latin America. Our principal capital expenditures are described in “Item 4—Information on the Company”. Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts. See “Cautionary Statement Regarding Forward-Looking Statements”.
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

     The following table describes our consolidated gross financial debt, as stated in euro using the European Central Bank buying rate for euro at December 31, 2006. We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments. In 2006, the average interest rate on our consolidated gross financial debt was 5.5%. The debt profile below shows the notional amount at the date at which we entered into the related derivatives.
Amortization schedule(1)

	Year ended December 31,
	2007	2008	2009	2010	2011	Subsequent	Total
	(in million of euros)
Non-convertible euro and foreign currency debentures and bonds	2,621	1,063	1,670	4,065	3,193	11,678	24,290
Promissory notes and commercial paper	2,300	—	—	—	281	—	2,581
Other marketable debt securities	134	53	—	—	—	2,084	2,271
Loans and other payables (principal and interest accrued)	3,409	1,600	4,780	3,067	4,934	11,767	29,557
Other financial liabilities	—	—	—	—	358	—	358
Total	8,464	2,716	6,450	7,132	8,766	25,529	59,057

(1)	This table includes the fair value of those derivatives classified as financial liabilities (negative mark to market) under IFRS. It does not include the fair value of derivatives classified as financial assets (positive mark to market) under IFRS. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

(2)	Future interest payments as of December 31, 2006 on our interest-bearing-debt are as follows: €2,082 million in 2007, €2,994 million in 2008, €2,770 million in 2009, €2,446 million in 2010, €1,982 million in 2011 and €9,982 million in subsequent years. With respect to floating rate debt, we estimate future interest flows as the forward rates derived from yield curves quoted for the different currencies on December 31, 2006.
     At December 31, 2006, we had unused committed credit lines of approximately €8,000 million, all of which bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate (EURIBOR) and the London Interbank Offered Rate (LIBOR).
     Our borrowing requirements are not significantly affected by seasonal trends.
     The table below sets forth the ratings of our short- and long-term debt as of the date of this Annual Report. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

Rating Agency	Issuer	Long-Term Debt	Short-Term Debt	Outlook	Last Update
Standard & Poor’s	Telefónica, S.A.	BBB+	A-2	Stable	January 11, 2007
Moody’s	Telefónica, S.A.	Baa1	P-2	Stable	May 3, 2007
Fitch	Telefónica, S.A.	BBB+	F-2	Stable	October 10, 2006
     On January 11, 2006, Standard & Poor’s downgraded Telefónica’s long term debt to “BBB+/stable outlook” due to the risk, in its opinion, associated with increased leverage resulting from the O2 acquisition and its future integration in the group. On May 26, 2006, after the announcement of the change in the dividend policy and the decision to renew the share buy back program, Standard & Poor’s revised the outlook to “negative” because of the negative effect that the financial policy will have on the group’s leverage. On January 11, 2007, the rating agency upgraded the company’s perspective to “BBB+/stable outlook”, according to its report, based mainly on the strong operating performance across its diversified businesses, the smooth integration of its O2 operations and the completion of the O2 loan refinancing.
     On May 3, 2007, Moody’s changed the perspective of Telefónica’s long term debt to “Baa1/stable outlook” from “Baa1/negative outlook” based on the substantial progress Telefónica has made in extending its debt maturity profile (including the refinancing of the debt to fund the acquisition of O2 in the UK), the improvement of the overall operating cash flow generation prospects and the continuous demonstration of the company’s commitment to maintain financial discipline.
     On January 11, 2006, Fitch Ratings downgraded Telefónica’s long-term credit rating to “A-/ stable outlook” and the Company’s short-term credit rating to “F-2” due to the last acquisitions made by the group and its financial leverage increase. On April 11, 2006, Fitch Ratings downgraded the Company’s long-term credit rating to “BBB+/ stable outlook” following the announcement of the acquisition of a majority stake in Colombia Telecom. On October 23, 2006, Fitch affirmed Telefónica’s rating at “BBB+/stable outlook” and short-term “F2”, as stated in its report, reflecting the diversity and strength of the group’s portfolio of national telecom assets in Europe and Latin America and the prospects of continuing revenue and cash flow growth.
     Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in the public debt markets. However, a downgrade of any of the ratings of our debt by any of Moody’s, Standard & Poor’s and/or Fitch may increase the cost of our future borrowing or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to the general macroeconomic and political conditions in Latin America given our high degree of exposure in such region, the performance of our businesses in the Spanish market, the performance of our business in Europe, our financial and shareholder remuneration policy, our acquisition policy, our ability to integrate recent acquisitions and our ability to refinance debt incurred in connection with recent acquisitions.
Intragroup Loans
     We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals). Some of the subsidiaries receiving funds are located in Latin American countries.
C. Research and Development
     We continue to be firmly committed to technological innovation as a key tool to achieving sustainable competitive advantages, preempting market trends and differentiating our products. Through the introduction of new technologies and the development of new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.
     In 2006, Telefónica further developed the model of technological innovation management it established in 2004, to align, even more, our technological innovation with the strategy of the Telefónica Group. This model encourages collaboration with other agents, who will become “technological partners”, including clients, public administrations, suppliers, content providers and other enterprises. Our “technological partners” include Microsoft, Ericsson, Google, Alcatel-Lucent or Huawei. Telefónica believes that differentiating its products from those of its competitors and improving its market position cannot be based solely on acquired technology. Telefónica believes it is important to foster research and development activities in an effort to achieve this differentiation and to advance other innovation activities. Our research and development (R&D) policy is aimed at:
•	developing new products and services in order to gain market share;

•	fostering customer loyalty;

•	increasing revenues;

•	improving management;

•	improving business practices; and

•	increasing the quality of our infrastructure and services to improve customer service and reducing costs.

     In 2006, the Telefónica Group undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of new markets and technological leadership. Our technological innovation activities have been especially integrated in Telefónica’s strategy to create value through broadband and IP network communications and services.
     In addition, projects to promote the information society, new services focused on new Internet business models, TV mobile and other broadband services, were undertaken. These new projects, and others, were developed with a view to identifying as soon as possible the emerging technologies that might have a relevant impact on our businesses, testing them with trials relating to new services, applications and platform prototypes.
     In 2006, new business and operational support systems were developed and existing systems were improved.
     Most of the group’s R&D activities are developed by Telefónica Investigación y Desarrollo S.A.U. (Telefónica I+D), a wholly owned subsidiary of Telefónica, which works principally for the group’s lines of business. In performing its functions, Telefónica I+D receives assistance from other companies and universities. Telefónica I+D’s mission focuses on improving the Telefónica Group’s competitiveness through technological innovation and product development. Telefónica I+D conducts experimental and applied research and product development to increase the range of our services and reduce operating costs. It also provides technical assistance to our Latin American operations. Telefónica I+D’s activities include the following:
•	the development of new products and fixed telephone services, particularly the development of such value added services as broadband, wireless communications and Internet services for the public, corporate, wireless and multimedia sectors, and the automation of customer services while integrating new features available through our GPRS and UMTS networks;

•	the development of interactive services, focusing on the development of information services and new infrastructure to provide such services, primarily in the Internet Protocol environment;

•	the development of management systems designed to strengthen infrastructure and its quality, and to develop innovative solutions for the management of our networks and services;

•	the development of business support systems intended to provide innovative solutions for business processes; and

•	innovation in business services intended to reinforce technological skills in the areas of networks, software and information technologies.
     For example, our IP TV service (commercialized in Spain under the brand name Imagenio) is based on IP TV technology and represents a new way to access TV and multimedia content in a customized and interactive way and is supported by research and development carried out by Telefónica I+D.
     In 2006, approximately 38.5% of Telefónica I+D’s amount assigned to research and development was for the benefit of the fixed business in Spain, 32% for the benefit of the mobile business, 12.5% for fixed businesses in Telefónica Latinoamérica, 12% for Telefónica Corporation (including projects involving two or more business units) and 5% for our other subsidiaries, such as Telefónica O2 Europe.
     At December 31, 2006, Telefónica I+D had 1,186 employees, who also collaborated with Telefónica R&D qualified professionals from 36 companies and 29 universities. In 2006, approximately 1,780 projects were undertaken and incorporated into our strategy for value creation via broadband communications and services and IP networks.
     Our total research and development expenses were €544 million and €588 million in 2005 and 2006, respectively. These expenses represented 1.4% and 1.1% of our consolidated revenues in each of those years, respectively. These figures have been calculated using the guidelines set out in the OECD Manual. These guidelines include expenses for research and development that, because of timing of projects or accounting classifications, we do not include in their entirety in our consolidated balance sheet.

D. Trends and Outlook
     Telefónica is a highly geographically diversified company, offering fixed line telecommunications, broadband and mobility solutions to our customers. We aim to deliver innovative services based on information and communication technologies.
     We have changed our business and geographical mix significantly during the past year and a half with the acquisition of a majority stake in Cesky Telecom, the acquisition of all of the shares of O2 and the acquisition of Colombia Telecom. The acquisitions of Cesky Telecom and O2 allows us to enhance our presence in Europe, consolidating our position in two of the principal European mobile markets: the United Kingdom and Germany. The recent launch of DSL offers mobility solutions in these markets and is expected to allow us to grow in markets where competition is very aggressive, prices are declining and margins reducing because of higher commercial costs.
     Also, we are facing an important transformation of the company orienting it clearly to create “fans” of our customers, trying to maximize the synergies of a global and integrated company, pushing the innovation to capture the major competitive advantages in the commercial offer, the operational excellence and the technological evolution of the business, accelerating the integrated solutions on communication, information and entertainment and continuing to transform Telefónica as a leading place to work.
     In particular, our focus is as follows:
     Our global scope challenges us to realize the potential synergistic benefits and economies of scale from the integration of our operations, in order to offer customers a higher quality of service more efficiently.
     In Spain, Telefónica is intensifying its commercial efforts and is specifically focused on improving its quality of service to increase customer satisfaction. Our business strategy is based on an integrated offer of telecommunications solutions to satisfy the customer needs of voice, broadband and TV by providing a unique service package. We will continue defending our leading mobile position by deploying new mobility solutions to facilitate customer life and launching innovative tariff options in order to compensate price reductions with higher usage and more loyal customers. We are focused on offering a wide range of products tailored to each customer segment, reinforcing customer loyalty and our quality of service.
     In Latin America, our strategy is based on an integrated regional model clearly oriented to the customer. Our intention is to reinforce mobile growth and capture the benefits of convergence and scale to increase our efficiency. We are investing to migrate to GSM in Brazil and Venezuela and we will continue improving the quality and coverage of our networks to increase customer satisfaction. In the fixed business we focus on massive broadband development complemented by the launching of TV in all our markets and we will continue with the bundling of products.
     In the rest of Europe, we will continue to enhance customer satisfaction by delivering an integrated offer with a strong DSL proposition in United Kingdom and Germany and will try to increase the profitability of the business by increasing efficiencies and taking advantage of scale by being part of Telefónica. In the Czech Republic, we have taken full advantage of the merger of the fixed and mobile business and aim to succeed in the launch of our mobility solution in Slovakia.
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
E. Off-Balance Sheet Arrangements
     We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2006. These commitments are primarily contingent obligations in the form of guarantees for our subsidiaries and put and call rights with respect to some of our joint ventures. These arrangements allow us to provide the necessary credit support for some our subsidiaries to develop their operations and allow us to enter into joint ventures on market terms. As of the date of this Annual Report, we are not aware of any events that would result in the material reduction to us of any of these off-balance sheet arrangements. For a discussion of our off-balance sheet commitments please refer to note 21(b) to the Consolidated Financial Statements.
F. Tabular Disclosure of Contractual Obligations
     The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2006. For additional information, see the Consolidated Financial Statements included elsewhere herein.

	Payments Due by Period
		Less than			More than 5
	Total	1 year	1-3 years	4-5 years	Years
	(in million euros)
Long-term debt obligations (1)(2)	59,057	8,464	9,166	15,898	25,529
Operating lease obligations (3)	5,628	790	1,457	1,070	2,311
Purchase obligations (4)	2,426	1,773	543	56	54
Other long-term obligations (5)	2,053	592	495	415	551

Total	69,164	11,619	11,661	17,439	28,445

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)	This item includes the fair value of those derivatives classified as financial liabilities (negative mark to market) under IFRS. Future interest payments as of December 31, 2006 on our interest-bearing-debt are as follows: €2,082 million in 2007, €2,994 million in 2008, €2,770 million in 2009, €2,446 million in 2010, €1,982 million in 2011 and €9,982 million in subsequent years. With respect to floating rate debt, we estimate future interest flows as the forward rates derived from yield curves quoted for the different currencies on December 31, 2006. It does not include the fair value of derivatives classified as financial assets (positive mark to market) under IFRS. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

(3)	Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.

(4)	Material purchase obligations include network equipment and audiovisual content obligations and payment obligations under existing licenses.

(5)	Other long-term obligations include long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “—Anticipated Sources of Liquidity” above.
     For details of the composition of, and changes in, our debt, see note 13 to our Consolidated Financial Statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     During 2006, the Board of Directors met 12 times. At April 27, 2007, the Board of Directors had met four times during 2007. At May 18, 2007, the directors of Telefónica, S.A., their respective positions on the Board of Directors and the year they were appointed to such positions were as follows:

		First	Current Term
Name	Age	Appointed	Ends
César Alierta Izuel (1)	62	1997	2012
Isidro Fainé Casas (1)(2)	64	1994	2011
Gregorio Villalabeitia Galarraga (1)(3)(4)(6)(8)	56	2002	2012
José Fernando de Almansa Moreno-Barreda (6)(8)	58	2003	2008
Jose María Álvarez –Pallete (11)	43	2006	2012
David Arculus	60	2006	2011
Maximino Carpio García (1)(4)(5)	62	1997	2012
Carlos Colomer Casellas (1)(7)	63	2001	2011
Peter Erskine (1)	55	2006	2011
Alfonso Ferrari Herrero (5)(6)(9)	65	2001	2011
Gonzalo Hinojosa Fernández de Angulo (4)(5)(6)(7)	61	2002	2012
Pablo Isla Álvarez de Tejera (5)(9)	43	2002	2012
Julio Linares López (1)(8)	61	2005	2011
Antonio Massanell Lavilla (2)(4)(7)(9)	52	1995	2011
Vitalino Manuel Nafria Aznar (3)	56	2005	2011
Enrique Used Aznar (6)(8)(9)	65	2002	2012
Antonio Viana-Baptista (1)	49	2000	2010

(1)	Member of the Executive Commission of the Board of Directors.

(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona.

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A.

(4)	Member of the Audit and Control Committee of the Board of Directors.

(5)	Member of the Nominating, Compensation and Corporate Governance Committee.

(6)	Member of the International Affairs Committee.

(7)	Member of the Service Quality and Customer Service Committee.

(8)	Member of the Regulation Committee.

(9)	Member of the Human Resources and Corporate Reputation Committee.
     A significant majority, 12, of our current directors are non-executive directors. In accordance with the Board of Directors regulations, a minority of these non-executive directors, four, are appointed by our significant shareholders.
Executive Commission
     Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by Spanish corporate law or under our Articles of Association. This commission is made up of fewer Directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. Gregorio Villalabeitia Galarraga, Mr. Maximino Carpio García, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Julio Linares López, Mr. Antonio Viana-Baptista and Mr. Ramiro Sánchez de Lerín García-Ovies, who is the secretary of the Executive Commission.
Audit and Control Committee
     The Audit and Control Committee functions are regulated by our bylaws and the Board of Directors regulations. The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory oversight functions, specifically having the following responsibilities:
•	to report, through its Chairman, to our General Meeting of Shareholders on matters raised at the General Meeting by the shareholders relating to the functions and matters of competence of the Committee;

•	to propose to our Board of Directors, to submit to our General Meeting of Shareholders, the appointment of our auditors referred to in Article 204 of the Stock Company Act, as well as, when appropriate, the terms of their engagement, scope of professional assignment and revocation or renewal of their appointment;

•	to supervise the internal audit services;

•	to examine the financial information process and the internal control systems; and

•	to maintain the necessary relations with the auditors to receive information on all matters that may put their independence at risk, and any other matters related to the process of auditing our accounts, as well as to receive information and maintain communication with our auditors as required by laws relating to the audit process and with respect to technical regulations on auditing.
     The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2006, the Audit and Control Committee met 11 times and, as of the date of this Annual Report, had met five times in 2007. The members of the Audit and Control Committee are Mr. Maximino Carpio García (chairman) Mr. Antonio Massanell Lavilla, Mr. Gregorio Villalabeitia Galarraga and Mr. Gonzalo Hinojosa Fernández de Angulo.
Nominating, Compensation and Corporate Governance Committee
     The Nominating, Compensation and Corporate Governance Committee is responsible for reporting to the Board of Directors with respect to proposals for the appointment of directors, members of the Executive Committee and the other committees of our Board of Directors and top members of our management and management of our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for the compensation packages for our Chairman, determining Directors’ compensation and reviewing the adequacy of the compensation packages and reporting the Board of Directors on the compensation of top members of management. The Nominating, Compensation and Corporate Governance Committee is responsible for preparing our Corporate Governance Annual Report. The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Maximino Carpio García, Mr. Pablo Isla Álvarez de Tejera and Mr. Gonzalo Hinojosa Fernández de Angulo. During 2006, the Nominating, Compensation and Corporate Governance Committee met 11 times, and as of the date of this Annual Report, had met four times in 2007.
Human Resources and Corporate Reputation Committee
     The Human Resources and Corporate Reputation Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation and the promotion of our values within the Group. The Human Resources and Corporate Regulation Committee met 5 times during 2006, and as of the date of this Annual Report had met twice in 2007. The members of the Human Resources and Corporate Reputation Committee are Mr. Pablo Isla Álvarez de Tejera (chairman), Mr. Alfonso Ferrari Herrero, Mr. Antonio Massanell Lavilla and Mr. Enrique Used Aznar.
Regulation Committee
     The Regulation Committee’s main objective is to monitor the main regulatory matters which affect the Telefónica Group. Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Mr. Enrique Used Aznar (chairman), Mr. Gregorio Villalabeitia Galarraga, Mr. Fernando de Almansa Moreno de Barreda and Mr. Julio Linares López. During 2006, the Regulation Committee met 11 times, and as of the date of this Annual Report, had met four times in 2007.
Service Quality and Customer Service Committee
     The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services provided by the Telefónica Group. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors.

The members of the Service Quality and Customer Service Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Carlos Colomer Casellas and Mr. Antonio Massanell Lavilla. During 2006 the Service Quality and Customer Service Committee met 4 times, and as of the date of this Annual Report, had met once in 2007.
International Affairs Committee
     The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors. The International Affairs Committee pays close attention to events taking place in countries where the Telefónica Group has operations and which may affect our competitive position, corporate image and financial results. The International Affairs Committee also oversees our non-profit foundations in such countries. The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. Alfonso Ferrari Herrero, Mr. Enrique Used Aznar, Mr. Gregorio Villalabeitia Galarraga and Mr. Gonzalo Hinojosa Fernández de Ángulo. During 2006, the International Affairs Committee met 3 times, and as of the date of this Annual Report had met once in 2007.
Biographies of Directors
     Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta is also currently a member of the Telefónica O2 Europe plc Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo in Madrid, where he worked until 1985. From June 1996 until his appointment as our Chairman, he was the Chairman of Tabacalera, S.A., which after the merger with the French tobacco company, Seita, became Altadis. Previously, he was the Chairman and founder of Beta Capital. He has also been a member of the Board of Directors of the Madrid Stock Exchange. Mr. Alierta is currently a member of the Altadis Board of Directors and Standing Committee. On July 26, 2000, Mr. Alierta was appointed as our Chairman and Chief Executive Officer. Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York).
     Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. Mr. Fainé is currently the General Manager of La Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) and is also Chairman of Abertis Infraestructuras, S.A. Mr. Fainé holds a doctorate degree in Economics, a Diploma in Alta Dirección (Senior Management) from IESE Business School and an ISMP in Business Administration from Harvard University. He is a financial analyst and an academic at the Real Academia de Ciencias Económicas y Financieras.
     Mr. Gregorio Villalabeitia Galarraga serves as Vice Chairman of our Board of Directors. Mr. Villalabeitia is currently a member of the Board of Directors of Iberia Líneas Aéreas de España, S.A. He is also member of the Board of Directors of Banco Bilbao Vizcaya Argentaria Chile and Chairman of the A.F.P. Provida, S.A. He has been General Manager of Caja de Ahorros Vizcaína and Chief Executive of Banco Cooperativo Español. He was appointed Chief Operating Officer of Banco de Crédito Local and was Chief Executive Officer of Caja Postal in January 1995. In October 1999, following the merger of Argentaria and Banco Bilbao Vizcaya (BBV), he was named General Manager of Global Investment Banking of Banco Bilbao Vizcaya Argentaria, S.A., and after the restructuring in December 2001 he was appointed General Manager of the Real Estate and Industrial Group of the bank. Mr. Villalabeitia has a degree in law and economics from the University of Deusto (Bilbao, Spain).
     Mr. José Fernando de Almansa Moreno-Barreda serves as a director. He is also a member of the board of directors of Telefónica de Argentina S.A., Telefónica del Peru S.A.A., Telefónica Internacional, S.A., Telecomunicaçoes de São Paulo S.A. and BBVA Bancomer México S.A. de C.N. He was a member of the Spanish Diplomatic Corps and served from 1976 to 1992 as Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry, Counselor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Advisor to His Majesty the King. He has a degree in law from the University of Deusto (Bilbao, Spain).

     Mr. José María Álvarez-Pallete López serves as General Manager of Telefónica Latinoamérica. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Controller for the company in Spain, and in 1998 to General Manager of Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.
     Sir David Arculus serves as a director. In 2003, he was awarded an Honoris Doctorate (D. UNIV) by the University of Central England. In 1996, he received his masters in Engineering and Science and Economics from Oriel College, Oxford while in 1972 he received his masters in business administration from the London Business School. From 1998 to 2001, he was Chairman of Severn Trent Plc and IPC Group Limited. From 2002 to 2004, he was Earls Court and Olympia Ltd Chairman. From 2004 to January 2006, he served as Chairman of O2 plc. He is currently a director of Telefónica, S.A. and O2. He is also a Non Executive Director of Barclays Plc. Sir David Arculus is Deputy President of CBI and a member of the Oxford University Press Finance Committee.
     Mr. Maximino Carpio García serves as a director. Since 1984, he has been Professor of Applied Economics of the Universidad Autónoma de Madrid. From 1983 to 1984, he was Chief of the Studies Services of the Confederación Española de Organizaciones Empresariales. From 1984 to 1992, he worked as head of the Department of Economics and Public Finance of the Universidad Autónoma de Madrid. From 1992 to 1995, he was dean of the Economics and Business Faculty of the Universidad Autónoma de Madrid. From 1995 to 1998, he served as head of the department of Public Economy of the Universidad Autónoma de Madrid. He also serves as a member of the Economic and Social Council, a Spanish government advisory entity, and the Advisory Committee of Abengoa. Mr. Carpio is a member of the Board of Directors of Telefónica, S.A.. Mr. Carpio received his doctorate degree from the Universidad Autónoma de Madrid.
     Mr. Carlos Colomer Casellas serves as a director. Mr. Colomer is Chairman of the Colomer Group and a director of Altadis, S.A. Mr. Colomer began his career in 1970 as Marketing Vice-Chairman of Henry Colomer, S.A. In 1980, he was appointed as Chairman and General Manager of Henry Colomer, S.A. and Haugron Cientifical, S.A. In 1986, he was also appointed President of Revlon for Europe. In 1989, he became the President of Revlon International and in 1990, he was appointed Executive Vice-President and Chief Operating Officer of Revlon Inc. In 2000, he was appointed Chairman and Chief Executive Officer of the Colomer Group. Currently, Mr. Colomer is also the Chief Operating Officer of INDO, an import-export company, Director of Cataluña for Banco Santander Central Hispano, Director of Hospital General de Cataluña and member of the Advisory Committee of CVC Capital Partners. Mr. Colomer has an economics degree from the University of Barcelona and a degree in business administration from IESE Business School.
     Mr. Peter Erskine serves as a director and General Manager of Telefónica 02 Europe. In 1973, he received a degree in psychology from Liverpool University. From 1993 to 1998, he held a number of senior positions, including Director of BT Mobile and President and Chief Executive Officer of Concert. In 1998 he became Managing Director of BT Cellnet. Subsequently in 2001 he became Chief Executive Officer and a member of the Board of Directors of O2. He currently continues to serve as Chairman of the Board of Director’s of O2 along with serving as a director of Telefónica, S.A. Mr. Erskine is also a member of the Advisory Board of the University of Reading Business School and Chairman Supervisory Board of Telefónica O2 Czech Republic.
     Mr. Alfonso Ferrari Herrero serves as a director. He also serves as a director of CTC Chile S.A.and Telefónica del Peru. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A. and prior to that he served on several Boards of Directors representing Banco Urquijo where he was a partner from 1985. He has a doctorate in Industrial Engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid and holds a master’s degree in business administration from Harvard University.
     Mr. Gonzalo Hinojosa Fernández de Angulo serves as a director. Mr. Hinojosa served as Chairman and Chief Executive Officer of Cortefiel, S.A. He began his professional career with Cortefiel in 1976, and has served in various management positions since then. From 1991 through 2002, he served as a director of Banco Central Hispano Americano and a director of Portland Valderribas. He currently serves as a director of Altadis . Mr.

Hinojosa has a doctorate in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid.
     Mr. Pablo Isla Álvarez de Tejera serves as a director. Mr. Isla is currently the Chief Executive Officer of Inditex, S.A. Mr. Isla began his career in 1988 as “Abogado del Estado” with the Spanish Ministry of Transports, Tourism and Communications and in 1991 served as the official delegate in Spain for the United Nations Commission in the Spanish General Direction of Legal Services. From 1992 through 1996, Mr. Isla served as General Manager of the Legal Services Department of Banco Popular. In 1996, he was appointed General Manager of the National Heritage department of the Treasury Ministry. He served as General Secretary of Banco Popular Español from 1998 through 2000. In July 2000, Mr. Isla was appointed Chairman of the Board of Grupo Altadis and Co-Chairman of the company. Mr. Isla has a law degree from the Universidad Complutense of Madrid.
     Mr. Julio Linares López serves as a director. He is also our General Manager for Coordination, Business Development and Synergies since December 2005. He joined Telefónica in May 1970 in the research and development center, where he held several positions until he was appointed Head of Telefónica’s Technology and Technical Regulations Department. In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo (Telefónica I+D). In December 1994, he became Deputy General Manager of Marketing and Development of Telefónica Services in the commercial area and subsequently Assistant Managing Director of Business Marketing. In July 1997, he was appointed Chief Operating Officer of Telefónica Multimedia and Chairman of Telefónica Cable and Producciones Multitemáticas. From May 1998 to January 2000, he served as General Manager of Strategy and Technology at the Telefónica, S.A.’s Corporate Centre, and as a director of Telefónica Sistemas, Telefónica Investigación y Desarrollo and Vía Digital. In January 2000, he was appointed Chairman of Telefónica de España, a position which he held until December 2005. Mr. Linares is currently Chairman of Teleinformatica y Comunicaciones, S.A. (TELYCO), Chairman of the Telefónica Cesky Telecom, a.s. Supervisory Board, director of Telefónica de España, Telefónica O2 Europe plc. and Sogecable, S.A. Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid.
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
     Mr. Vitalino Manuel Nafría Aznar serves as a director. In 1983, Mr. Nafría Aznar was a Director of the Banco de Financiación Industrial (Induban) in Bilbao. In 1988 he worked as the regional Director of Aragón, Navarra y Rioja for Banco Bilbao Vizcaya. In 1990, he was appointed Business management Director of Banco Bilbao Vizcaya (BBV). In 1994, he held a senior position at the Territorial Direction in País Vasco. In April 1998, he was appointed as Chief Executive Officer of BBV in Mexico. In July 2000, he was appointed Director of BBVA Bancomer. In December 2001, he was appointed a Directive Committee member of BBVA at the Global Level and since January 2005 he has been the Retail Banks Director in Spain and Portugal for Banco Bilbao Vizcaya Argentaria. He is now retired.
     Mr. Enrique Used Aznar serves as a director. Mr. Used is the Chairman of AMPER, S.A. and AmperProgramas and the Deputy Chairman of Medidata (Brazil). Previously, he held the position of Chairman of Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A. He has also served as Deputy Chairman and Chief Executive Officer of Telefónica Publicidad e Información and Compañía Telecomunicaciones de Chile. He has also served as a member of the Board of Directors of Telefónica de Argentina, Telecomunicaciones de Sao Paulo, Telefónica del Perú, and ATT Network System International and Ericsson (Spain). Mr. Used holds a degree in telecommunications engineering from the Polytechnic University of Madrid.
     Mr. Antonio Viana-Baptista serves as a director and General Manager of Telefónica Spain. Mr. Viana-Baptista has served as Chairman and Chief Executive Officer of Telefónica Móviles S.A. since August 2002. He also serves on the Board of Directors of Telefónica Internacional, S.A., Telefónica Móviles España, S.A., Telefónica de España, S.A., Telefónica O2 Europe plc, Brasilcel, N.V., Portugal Telecom SGPS, S.A. and member of the Supervisory Board of Cesky Telecom, a.s. He was a principal partner of McKinsey & Co. at the McKinsey offices in Madrid and Lisbon from 1985 to 1991 and served as Executive Advisor of the Banco Português de Investimento (BPI) from 1991 to 1996. From 1996 through July 2002, Mr. Viana-Baptista was President of Telefónica Internacional. Mr. Viana-Baptista holds a bachelor’s degree from the Catholic University of Lisbon, a graduate degree in European Economics from the Portuguese Catholic University and a master’s degree in business administration from INSEAD.
Executive Officers/Management Team
     At May 18, 2007, our executive management team was composed of our chief executive officer and eight general managers.

Name	Position	Appointed	Age
César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	62
Julio Linares López	General Manager of Coordination, Business Development and Synergies	2000	61
Antonio Viana –Baptista	General Manager of Telefónica Spain	2000	49
Peter Erskine	General Manager of Telefónica O2 Europa	2006	55
Jose María Álvarez –Pallete	General Manager of Telefónica Latinoamérica	2002	43
Santiago Fernández Valbuena	General Manager of Finances and Corporate Development	2002	49
Luis Abril Pérez	Technical General Secretary to the Chairman	2002	59
Calixto Ríos Pérez	General Manager of Internal Audit	2000	62
Ramiro Sánchez de Lerín	General Secretary and Secretary to the Board	2003	52
Biographies of the Executive Officers and Senior Management
     César Alierta Izuel serves as Chairman of the Board of Directors and Chief Executive Officer (See “Biographies of Directors”, above).
     Mr. Julio Linares López serves as a General Manager for Coordination, Business Development and Synergies. (See “Biographies of Directors”, above).
     Mr. Antonio Viana-Baptista serves as General Manager of Telefónica Spain. (See “Biographies of Directors”, above).
     Mr. Peter Erskine serves as General Manager of Telefónica O2 Europa. (See “Biographies of Directors”, above).
     Mr. José María Álvarez-Pallete López serves as General Manager of Telefónica Latinoamérica. (See “Biographies of Directors”, above).
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
     Mr. Luis Abril Pérez serves as our Technical General Secretary to the Chairman. Mr. Abril started his professional career as a Microeconomics Professor in the Universidad Comercial de Deusto, where he went on to head the Finance Department. In 1978, he moved to Banco de Vizcaya as Treasury Director and then worked as head of the President’s Technical Department under Pedro Toledo. During his work with the BBV Group (1988-1991), he acted as General Director for the Asset Management division. During 1994 to 1999, Mr. Abril acted as General Director for Banesto, and he later acted as General Director for Communications for BSCH (1999-2001). Mr. Abril holds a degree in Economics and a degree in Law from the Universidad Comercial de Deusto (1971) and a graduate degree in Business Administration from the North European Management Institute, Oslo, Norway (1973).
     Mr. Calixto Ríos Pérez serves as our General Manager of Internal Audit. In 1973, Mr. Ríos joined Banco Exterior de España as the General Manager of Extebank in New York City. Subsequently he was appointed Chief Executive Officer and Chief Operating Officer of Extebandes, in Venezuela. Later, Mr. Rios returned to Madrid as the General Manager of Filiales Bancarias Internacionales of Banco Exterior de España. In 1990, he was appointed Chief Operating Officer responsible for overseeing the construction, management and marketing of the Olympic Village for the Olympic games and a year later was named Chief Financial Officer of Tabacalera, S.A. After the merger of Tabacalera and Seita, he was appointed Advisor to the Chairmen and Head of Strategy and Planning. After joining Telefónica as Corporate General Manager for Institutional Relations, in July 2002 he was appointed General Manager for Internal Auditing and Communications. He holds a degree in Economics from the Complutense University of Madrid.
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
B. Compensation
     The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined at the Shareholders’ Meeting and shall remain in force until a resolution is adopted at the Shareholders’ Meeting to amend it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors. On April 11, 2003, the shareholders set the maximum gross annual amount to be paid to the Board of Directors at €6 million. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees.
     Therefore, the compensation of Telefónica’s directors in their capacity as members of the Board of Directors and/or of the Executive Commission and the advisory or control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In addition, executive directors receive the appropriate amounts for discharging their executive duties as stipulated in their respective contracts.
     In 2006, the members of the Board of Directors of Telefónica, S.A. earned the following total compensation for discharging their duties as such: fixed payments of €4,266,554.49 (including the compensation earned as members of the Boards of Directors or of the advisory or control committees of other Telefónica Group companies) and attendance fees of €206,250.00 for attending the Board of Directors advisory committee meetings (including fees for attending Board advisory committee meetings of other Telefónica Group companies).
     In their capacity as company executives the executive directors César Alierta Izuel, José María Álvarez-Pallete López (appointed director of Telefónica, S.A. on July 26, 2006), Peter Erskine (appointed director of Telefónica, S.A. on January 25, 2006), Luis Lada Díaz (who resigned as director on July 26, 2006), Julio Linares López, Mario E. Vázquez (who resigned as director on June 21, 2006) and Antonio Viana-Baptista received: €10,645,134.16 in salaries and variable compensation; €59,062.32 in Company contributions, as the sponsor of pension plans; and €433,807 in compensation in kind, which included life insurance premiums and the value of the 90,868 shares of Telefónica Móviles, S.A. granted to Antonio Viana-Baptista after exercising his share options (the MOS Plan), as indicated in the notification registered at the Comisión Nacional del Mercado de Valores (CNMV or the Spanish Securities Exchange Commission) on July 13, 2006.

     In addition, with respect to the “Performance Share Plan” (see “Incentive Plans” below),, the maximum number of shares corresponding to the first phase of the Plan (which began on July 1, 2006) to be delivered (from July 1, 2009) to each of the executive directors of Telefónica, S.A., if all the terms established for such delivery are met, is as follows: 129,183 shares to César Alierta Izuel, 62,354 to José María Álvarez-Pallete López, 181,762 to Peter Erskine, 65,472 to Julio Linares López, and 62,354 to Antonio Viana-Baptista.
     The detail of the compensation and benefits received by Telefónica’s directors in 2006 is as follows:
Board of Directors
     Fixed payment for each director (euros):

Position	2006
Chairman	240,000.00
Vice Chairman	200,000.00
Directors:(*)
Executives	120,000.00
Non-independent external directors	120,000.00
Independent directors	120,000.00

(*):	José María Álvarez-Pallete López was appointed a director of Telefónica, S.A. on July 26, 2006. The fixed compensation received by him from this date is €50,000. Miguel Horta e Costa was a director of Telefónica, S.A. up to March 29, 2006. The fixed compensation received by him to that date was €40,000. Luis Lada Díaz was a director of Telefónica, S.A. up to July 26, 2006. The fixed compensation received by him to that date was €80,000. Mario E. Vázquez was a director of Telefónica, S.A. up to June 21, 2006. The fixed compensation received by him to that date was €90,050.58.
Executive Commission
     Fixed payment for each director forming part of the Executive Commission, by position (euros):

Position	2006
Chairman	80,000.00
Vice Chairman	80,000.00
Members	80,000.00
     Directors receive no attendance fees for Board and Executive Commission meetings.
Other Board Committees
     Fixed payment for each director forming part of one of the Board committees, by position (euros):

Position	2006
Chairman	20,000.00
Members	10,000.00
     Total fees paid to directors in 2006 for attending meetings of the advisory or control committees (euros):

Committee	2006
Audit and Control	Attendance fee per meeting: 1,250.00 Number of meetings: 11 Total paid: 46,250.00

Nominating and Compensation, and Corporate Governance	Attendance fee per meeting: 1,250.00 Number of meetings: 11 Total paid: 53,750.00

Human Resources and Corporate Reputation	Attendance fee per meeting: 1,250.00 Number of meetings: 5 Total paid: 21,250.00

Regulation	Attendance fee per meeting: 1,250.00 Number of meetings: 11 Total paid: 45,000.00

Service Quality and Customer Service	Attendance fee per meeting: 1,250.00 Number of meetings: 4 Total paid: 12,500.00

International Affairs	Attendance fee per meeting: 1,250.00 Number of meetings: 3 Total paid: 18,750.00
Executive Directors.
     The total paid to executive directors César Alierta Izuel, José María Álvarez-Pallete López (appointed director of Telefónica, S.A. on July 26, 2006), Peter Erskine (appointed director of Telefónica, S.A. on January 25, 2006), Luis Lada Díaz (who resigned as director on July 26, 2006), Julio Linares López, Mario E. Vázquez (who resigned as director on June 21, 2006) and Antonio Viana-Baptista received for performing their functions and group executives, by item (in euros), was the following:

Item	2006
Salary	5,236,697.21
Variable compensation	5,408,436.95
Compensation in kind	433,807.00
Contributions to pension plans	59,062.32
     In addition, it should be noted that the non-executive directors do not receive and did not receive in 2006 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.
     The Company does not grant and did not grant in 2006 any advances, loans or credit to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.
     Finally, the six Company directors who are members of the Catalonia, Andalusia and Valencia advisory Committees received a total €78,749.76 in 2006.
     In 2006, the four directors who held positions as senior executives of the Company in December 2006 (in accordance with the provisions of the Law, directors are general managers or similar officers who perform senior management functions and report directly to the Management or Executive Committees or CEOs of the listed company), excluding those who are members of the Board of Directors, were paid a total compensation package of €5,697,833.26. This amount includes the compensation paid from January to June 2006 to José María Álvarez-Pallete López, as he was appointed to the Board in July 2006.
     In addition, the maximum number of shares corresponding to the first phase of the long-term incentive scheme approved by the shareholders in the General Shareholders’ Meeting held on June 21, 2006 to be delivered to the senior executives of the Company if all the established terms are met is 157,046 shares.

     With respect to our “Plan de Previsioń Social” (employee welfare system) At December 31, 2006, Telefónica, S.A. had made a total contributions of €11,279,303 for our executive directors César Alierta, José María Alvarez-Pallete, Julio Linares and Antonio Viana-Baptista, and €4,571,434 for the other four senior directors of the company.
     Generally, members of our Executive Committee have an employment contract which includes a severance clause including three years of salary plus another year based on years of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.
Incentive Plans
TIES Program
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
Incentive Plans carried over from merger with Terra Networks
     As a result of the merger of Telefónica, S.A. and Terra Networks, S.A., Telefónica, S.A. assumed responsibility for Terra Networks S.A.’s outstanding share option plans. Consequently, the options to acquire Terra Networks, S.A. shares were automatically converted into options to acquire Telefónica, S.A. shares in accordance with the exchange ratio for the merger. The plan provides, through the exercise of the share options by their holders, for the ownership of a portion of the capital of Telefónica, S.A. by the employees and executives who previously belonged the Terra Networks Group companies. At December 31, 2005, a total of 117,900 call options on Telefónica, S.A. shares had been assigned to such persons. Following the consummation of the merger, the weighted average strike price for such options was €28.28 per share. At December 31, 2006, a total of 53,111 call options on Telefónica, S.A. shares remain outstanding with a weighted average strike price of €22.70 per share.
     Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to take over Lycos, Inc.’s share option plan.
     At the time of the sale of all the shares in Lycos, Inc to Korean company Daum Communications in 2004, it was agreed that Terra Networks, S.A. would remain responsible for the obligations arising from share options on Terra Networks, S.A. shares to beneficiaries of Lycos, Inc. although Lycos, Inc. could carry out, on behalf of and at the expense of Terra Networks, S.A. whatever actions were necessary or advisable in relation to the exercise of the options by the beneficiaries.
     After the merger of Terra Networks, S.A. into Telefónica, S.A., these options became options on Telefónica, S.A. shares. At December 31, 2006, employees of Lycos, Inc. had options on 115,247 shares outstanding, at a post-merger weighted average price of 67.26 US dollars.
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
     The options expire four years from their respective date of grant and may be exercised in equal amounts beginning in the third and fourth years from such date of grant. At December 31, 2006, the average remaining life of options outstanding was 0.62 years. We issued options to acquire an aggregate of 8,228,360 shares pursuant to the plan. The total number of options granted each year pursuant to the plan was determined by dividing €27.5 million by the exercise price, which price was equal to the weighted average of the price per ordinary share of Telefónica, S.A. on the automated quotation system of the Spanish stock exchanges during the five trading days prior to the meeting of the Board of Directors which convened the relevant annual shareholders’ meeting. The options issued pursuant to this plan have exercise prices ranging from €9.03 to €19.28 per share.
     Of the options exercised in 2006, 3,050 were settled via delivery of the shares, as compared to 1,525 in 2005, and the remainder were cash-settled for an aggregate of €4.86 million compared to €1.02 million in 2005.
     The EN-SOP program is subject to anti-dilution and other provisions customary for stock option plans of this type and to the condition that the participant not terminate his or her employment voluntarily and unilaterally prior to the exercise date.
Telefónica S.A. share rights plan: Performance Share Plan
     At the General Shareholders’ Meeting of Telefónica S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica S.A. and other Telefónica Group companies. Under this plan, selected participants will be given a certain number of Telefónica S.A. shares as a form of variable compensation as long as certain qualifying requirements are met.
     The Plan is initially intended to last for seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to plan beneficiaries is determined based on success in meeting targets set. The shares are delivered, as appropriate , at the End Date of each phase. Each phase is independent to the rest. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).
     Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the Company throughout the three years of the phase, subject to certain special conditions related to departures.

•	The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both the share price of and dividends on Telefónica shares, with the TSRs of a basket of listed telecommunications companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting degree of success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the comparison group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.
     The maximum number of shares issuable in the 2006 phase is 6,530,615. The average remaining life outstanding on these share rights at December 31, 2006 was two and a half years. This plan is equity-settled, therefore, the €8 million expense recorded in 2006 is also recognized directly in equity.
     To ensure the Company has enough shares to meet its obligations at the end of the phase commenced in 2006, Telefónica purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a number of shares determined using the same measure of success as the plan, i.e. an instrument that mirrors the features of the plan. The cost of this instrument was €46 million, which in unit terms is €6.43 for every maximum number of shares.
     This cost is the best benchmark of the fair value of the rights delivered to executives, since it corresponds to an actual market transaction. Accordingly, the unit fair value of the rights on delivery date was set at €6.43 per every maximum number of shares.
Telefónica, S.A. share option plan targeted at employees of O2: (O2 Performance Cash Plan)
     In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the O2 Group. This plan includes the delivery to O2 executives of a specific number of theoretical options in Telefónica, S.A. which, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date.
     The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (namely €12.83) was taken as the reference price.
     The estimated duration of this plan is also 7 years, with 5 phases, each of three years, commencing on July 1 of each year, starting in 2006. The number of theoretical options assigned in 2006 was 794,473.
Telefónica Móviles, S.A. (now Telefónica S.A.) share option plan (“MOS Program”).
     Authorization was given at the Extraordinary Shareholders’ Meeting of Telefónica Móviles S.A., in a resolution passed on October 26, 2000, to establish a corporate share option plan for executives and employees of Telefónica Móviles, S.A. and its subsidiaries. The terms of the plan were modified at Telefónica Móviles S.A.’s Shareholders’ Meeting of June 1, 2001.
     In 2005, in the third exercise period, a total of 1,298,072 options were exercised. A further 392,699 options were cancelled in 2005 following voluntary departures of company employees.
     On January 3, 2006, the last exercise period expired, in which a total of 9,404,040 options were exercised. Other options were cancelled. This exercise period marked the end of this plan.
C. Board Practices
     Please see “—Directors and Senior Management” above.
D. Employees
Employees and Labor Relations
     The table below sets forth the average number of employees at the dates indicated for the parent company of the Telefónica Group, during 2005 and 2006, each of the consolidated companies of the Group which comprise our different lines of business and other consolidated subsidiaries.

	Year Ended December 31, 2005		Year Ended December 31, 2006
	1st Semester	2nd Semester	1st Semester	2nd Semester
Telefónica Spain	40,588	39,613	39,169	38,616
Telefónica O2 Europe	9,888	10,531	26,248	27,844
Telefónica Latam	46,004	47,175	48,315	47,833
Subsidiaries and other companies	95,675	107,380	111,744	118,703
Total	192,155	204,699	225,476	232,996
TPI Group	2,931	2,942	1,661	—
Total	195,086	207,641	227,137	232,996

Employee benefits
     Telefónica Group has a Pension Plan for its Spanish employees. The Company contribution corresponds to 4.51% of an employee’s fixed salary (for those employees who joined Telefónica de España S.A.U. before June 30, 1992 the amount is 6.87%). The obligatory minimum employee contribution is 2.2%. This Plan is fully funded.
     As of 31 December 2006, 36,209 Telefónica group employees were members of the pension plan managed by the Telefónica subsidiary “Fonditel Entidad Gestora de Fondos y Pensiones, S.A.” (45,662 employees as of 31 December 2005). The total amount contributed in 2006 by the different Telefónica Group Companies came to €95 million (€94 million in year 2005)
     In addition, during 2006, the Telefónica Group approved a new “Plan de Prevision Social” (Employee welfare system) for managers, which complements the above-mentioned pension plan. The contributions for this new plan will be made exclusively by the Company: ordinary and extraordinary, both being defined as a percentage of the managers fixed salary, according to managerial categories, and in response to managers’ circumstances. All these amounts are to be realized in accordance with the conditions established in the Plan.
     The cost for the Group of this new management plan amounted to €21 million in 2006. Extraordinary contributions amounted to €113 million. No provision has been made for this plan by Telefónica, insofar as it is sourced by external funds.
E. Share Ownership
     At May 18, 2007, the following members of our Board of Directors beneficially owned an aggregate of 2,956,815 shares, representing approximately 0.06% of our capital stock.

No. of Shares
Beneficially
Name	Owned
César Alierta Izuel	0.040%
Isidro Fainé Casas	0.003%
Gregorio Villalabeitia Galarraga	0.000%
José Fernando de Almansa Moreno-Barreda	0.000%
Jose María Álvarez-Pallete	0.000%
David Arculus	0.000%
Maximino Carpio García	0.000%
Carlos Colomer Casellas	0.001%
Peter Erskine	0.000%
Alfonso Ferrari Herrero	0.002%
Gonzalo Hinojosa Fernández de Angulo	0.009%
Pablo Isla Alvarez de Tejera	0.000%
Julio Linares López	0.001%
Antonio Massanell Lavilla	0.000%
Vitalino Manuel Nafria Aznar	0.000%
Enrique Used Aznar	0.001%
Antonio Viana-Baptista	0.002%
     At May 18, 2007, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 211,075 shares, representing approximately 0.004% of our capital stock.
     None of our Directors or executive officers beneficially owned shares representing one percent or more of our share capital at May 18, 2007.
     None of our Directors and executive officers held options in respect of shares representing one percent or more of our share capital at May 18, 2007.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General
     At May 18, 2007, we had 4,921,130,397 shares outstanding, each having a nominal value of €1 per share. All outstanding shares have the same rights.
     At December 31, 2006, according to information provided to Telefónica, S.A., beneficial owners of 5% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.	316,764,189	6.437%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)	249,981,747	5.080%
Chase Nominees LTD.(1)	487,376,897	9.904%

(1)	Held by Chase Nominees LTD. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on September 7, 2005.
     We do not keep a shareholder registry and our ownership structure cannot be known precisely. Based on the information available to us there is no individual or corporation that directly or indirectly through one or more intermediaries may exercise any type of control over us. Nevertheless, we have certain shareholders whose holdings are considered material.
Preliminary administrative authorization of certain transactions (Golden Share)
     In response to the ruling handed down by the European Court of Justice on May 13, 2003, Law 62/2003, December 30, on Tax, Administrative, Labor and Social Security Measures amended the administrative authorization system set out in Law 5/1995, March 23, on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain corporate transactions and agreements of Telefónica S.A., Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997, of January 10.
     The reform introduced a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification.
     Finally, the enactment of Law 13/2006, of May 26, did away with the framework for the disposal of publicly-owned holdings in certain companies. The Law put an end to the system of public controls which until now had been applied to the transactions covered by Law 5/1995, of March 23. It also brought forward the end of this system, which in Telefónica’s case was scheduled to finish on February 18, 2007.
Ownership Limitations
     The General Telecommunications Law (“GTL”), enacted on November 3, 2003, eliminated the existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the GTL provides for the application of the reciprocity principle under existing international treaties or agreements, signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the GTL.
B. Related Party Transactions
     During 2006 and through the date of this Annual Report, none of our Directors and no member of our management team has been involved in any related party transactions with us.

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
     Two of our major shareholders are financial institutions. We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2006, the executed transactions were generally loans or capital markets transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
Related Party Transactions with Significant Shareholders
The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. were the following:
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and its subsidiaries comprising its consolidated group:
•	Financing transactions arranged under market conditions, with approximately €490 million drawn down at December 31, 2006 (€720 million at December 31, 2005).

•	Derivative transactions contracted at market conditions, for a total nominal amount of approximately €3,516 million at December 31, 2006 (€3,320 million euros at December 31, 2005).

•	Guarantees granted by BBVA for approximately €18 million (€16 million at December 31, 2005).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

•	The sale by Telefónica, S.A. to BBVA of its 33% stake in Uno e Bank, S.A. for €149 million payable in four installments of €37,125,000 in accordance with prior commitments between Telefónica and BBVA. Refer to note 21 of our Consolidated Financial Statements included elsewhere in this document. The outstanding amount at December 31, 2006 was €111 million.

•	The deal signed between Telefónica and BBVA establishing the procedures and conditions for the integration of the BBVA group’s Spanish and international call center business in the Telefónica Group subsidiary, Atento. This commitment is detailed in note 21 to the Consolidated Financial Statements.
Caja de Ahorros y Pensiones de Barcelona, La Caixa, and subsidiaries comprising its consolidated group:
•	Financing transactions arranged under market conditions, with approximately €356 million drawn down at December 31, 2006 (€836 million at December 31, 2005).

•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately €1 million.

•	The telecommunications services rendered by Telefónica Group companies to La Caixa group companies under market conditions.
Agreements with Subsidiaries
     On March 29, 2006, each of the Board of Directors of Telefónica and Telefónica Móviles approved a merger plan for the acquisition of Telefónica Móviles by Telefónica. The exchange ratio was set at four ordinary shares of Telefónica for every five shares of Telefónica Móviles. The Board of Directors of Telefónica Móviles also approved the proposal to pay two special cash dividends for a total amount of €0.435 per Telefónica Móviles share and was approved by Telefónica Móviles’ shareholders at the Annual General Shareholders’ meeting.

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
     During 2006, as recorded in our parent company accounts, we loaned a total of €18,416 million (€23,619 million in 2005) to companies in the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €46,288 million (€18,767 million in 2005), of which €18,885 million (€9,982 million in 2005) was loaned to us by Telefónica O2 Europe, €12,642 million was loaned to us by Telefónica Emisiones our financing subsidiaries devoted to raising funds in the capital markets, and €9,807 million (€7,531 million in 2005) was loaned to us by Telefónica Finanzas, our subsidiary in charge of financial support for Telefónica Group companies. There were also loans to Telefónica Móviles España S.A.U. (from the merger with Telefónica Móviles SA) for €3,402 million and Telefónica de España S.A.U. for €1,402 million.
     With respect to the balances with associated companies, the line item “Investments in Associates” on the Consolidated Balance Sheet at December 31, 2006, presents an amount of €72 million that includes a long-term balance of €71 million with Medi Telecom.
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
Consolidated Financial Statements
     Please see Item 18.
Legal Proceedings
     Telefónica, S.A. and its group companies are party to several lawsuits which are currently in progress in the courts of law and the arbitration bodies of the various countries in which the Telefónica Group is present.
     Based on the advice of the Company’s Legal Counsel it is reasonable to assume that this litigation will not materially affect the financial position or solvency of Telefónica Group, regardless the outcome. We highlight the following unresolved cases:
Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).
     Sintel, a former subsidiary of Telefónica, was declared bankrupt in 2001. As a result of the voluntary bankruptcy proceeding heard by Madrid Court of First Instance No. 42 (case 417/2001), two criminal proceedings commenced which affect Telefónica:

•	In the first proceeding (“Abbreviated” proceeding No. 273/2001) being heard by Central Examining Court no. 1, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

•	The second proceeding (Preliminary proceeding No. 362/2002) is also being heard by Central Examining Court no. 1 for a possible offense of extortion. This proceeding was subsequently assimilated to the preliminary proceedings in case No. 273/2001 above.
     The two proceedings were combined in April 2004. The motion filed by counsel for Telefónica, S.A. to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. To date, no liability has been established and the plaintiffs’ claim in this regard has been explicitly dismissed.
Class actions filed by shareholders of Terra in the U.S. in connection with Telefónica, S.A.’s takeover bid for Terra Networks, S.A.
     On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, S.A., Terra Networks, S.A. and certain directors of Terra Networks, S.A.
     Both actions alleged that the takeover bid by Telefónica was the result of non-compliance with the fiduciary commitments of this Company, and of the Board of Directors of Terra Networks. It was also alleged that Telefónica had used its controlling position to offer an inadequate price for Terra Networks shares and that Terra Networks directors had collaborated on this arise.
     The lawsuits, for undetermined amounts, requested payment of damages, as well as legal costs. As a precautionary and definitive measure, the plaintiffs requested the takeover not to be completed. Since the actions were brought, both actions have remained inactive.
Appeal for judicial review no. 6/461/03 filed at the National Appellate Court by the World Association of Shareholders of Terra Networks, S.A. (ACCTER) and its President, Mr. Julián de Fabián López, against the administrative decision made by the Spanish National Securities Market Commission (CNMV) on June 19, 2003, to authorize the share offer by Telefónica, S.A. for Terra Networks S.A.
     Telefónica S.A. appears in these proceedings as an intervening non-party in the case to defend the lawfulness of the CNMV’s decision.
     On January 27, 2006 the parties received notification of the ruling whereby Section 6 of the National Appellate Court has rejected the appeal for judicial review filed by ACCTER and also the appeal filed by Julián de Fabián López against the administrative decision taken by the CNMV on June 19, 2003 authorizing the takeover bid by Telefónica, S.A. for Terra Networks, S.A.
     In a ruling dated March 15, 2006, the Company was informed that ACCTER’s counsel had filed an appeal against the National Appellate Court ruling. On April 4, 2006, Telefónica S.A. appeared before the Third Section of the Supreme Court.
     The plaintiffs formalized their appeals on January 2007. On February 2007, Telefónica filed its reply. As a consequence the proceeding is pending on a final judgment.
Proceeding contesting the Merger Resolution voted at the General Shareholders’ Meeting of Terra Networks, S.A. held on June 2, 2005.
     On June 30, 2005 the World Association of Shareholders of Terra Networks, S.A. (ACCTER) and its President, on his own account, filed a complaint contesting the Merger Resolution adopted at the Shareholders’ Meeting of Terra Networks S.A. of June 2, 2005 alleging a breach of article 60.4 of the Securities Market Law. The plaintiffs maintain that before the Merger, Telefónica S.A. should have presented a tender offer for the rest of the company’s outstanding voting shares.

     After Telefónica filed its answer to the claim on December 21, 2005, on May 2, 2006 the Injunction Hearing, and the Preliminary Hearing for the Proceedings took place, and was declared ready for the rendering of judgment without the need for evidence. In a ruling dated May 3, 2006, the injunction requested by the plaintiffs was rejected, and they were required to pay the legal costs.
     On July 19, 2006, the court ruled against the appeal and required the plaintiffs to pay costs. The plaintiffs have appealed this ruling. In December 2006 ACCTER appealed the ruling and Telefónica, S.A. was invited to oppose, which it did.
     Furthermore, in its original suit, ACCTER sought an injunction by which the fact of the lawsuit would be put on record at the Mercantile Register. This injunction request was rejected in May 2006 and ACCTER was obliged to pay the legal costs. The ruling was appealed by ACCTER, with Telefónica, S.A. again opposing the appeal. On April, 24th, the Barcelona Provincial Court has issued a resolution confirming the previous ruling and obliging Plaintiffs to pay the appeal legal costs.
     Proceedings by former shareholders of Terra (Campoaguas, S.L., Panabeni, S.L., José María Parra Hernández and Others) against Telefónica and one of its directors, seeking damages.
     Ordinary Proceedings (No. 278/ 2006) commenced at Madrid Mercantile Court No. 2, on September 22, 2006 to hear the claim filed by former shareholders of Terra against Telefónica and one of its directors.
     The plaintiffs argue an alleged breach of contract by Telefónica with the shareholders of Terra in respect to the terms and conditions set forth in the Prospectus of the Initial Public Offering of Terra shares, in addition to holding the administrators—both Telefónica (as alleged de-facto administrator of Terra) and one of its directors—liable for the alleged damages to the shareholders of Terra.
     Telefónica, S.A. has answered the claim, and the date of the preliminary hearing has been set for October 17, 2007.
Proceedings filed by Jazz Telecom, S.A.U. (Jazztel) against Telefónica de España S.A.U.
     Jazztel began a number of legal proceedings in 2005 related to the Local Loop Unbundling Reference Offer (OBA) approved by the Spanish Telecommunications Market Commission, the CMT.
     It filed a claim under ordinary court procedure seeking 337.36 million euros in damages for alleged delays in fulfilling contracts concluded under the OBA. This suit is currently before Madrid Court of First Instance no. 54 with case number 1619/2005. A ruling on July 19, 2006 found that Telefónica had not acted in negligent non-compliance. Telefónica was sentenced to pay 0.7 million euros, since the judge found that Jazztel had also acted in non-compliance. This sentence was appealed by both parties.
          The secoond claim filed by Jazztel alleges unfair trade practices by Telefónica de España S.A.U. in relation to the OBA, though without seeking damages. In this proceeding, Telefónica de España, S.A.U. argued the matter was outside the court’s jurisdiction, which was rejected; this decision was appealed by Telefónica de España, S.A.U. On April 6, 2006 Telefónica de España, S.A.U. responded to the claim.
     Additionally, Jazztel’s parent company, Jazztel Public Limited Company, filed an ordinary court claim for 456.53 million euros in damages against the Directors of Telefónica S.A. and the directors of Telefónica de España S.A.U., holding them responsible for Telefónica de España, S.A.’s alleged failure to comply with the OBA. The suit is currently before by Madrid Mercantile Court No. 1, with case number 585/2005. On December 21, 2006 the preliminary hearing was held, in which the trial date was set. In a ruling issued on February 15, 2007, at both parties’ behest, the proceeding was suspended for a maximum of sixty days.
     During such period, both parties analyzed a possible settlement which was reached at the end of February 2007. As a consequence of such settlement, both parties agreed to terminate all existing disputes between them, including the three aforementioned proceedings.

Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.
     On April 1, 2004, the TDC ruled that Telefónica de España, S.A.U. had engaged in anticompetitive practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of pre-dialing arrangements with rival operators and running deceptive advertising campaigns. It imposed a fine of de €57 million. Telefónica de España filed an appeal for judicial review of this decision.
     On January 31, 2007, the National Court issued a ruling in favor of the appeal for judicial review filed by Telefónica de España, S.A.U., cancelling the TDC ruling. Such ruling has been appealed at the Supreme Court.
Claim at the ICSID.
     As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine Government, were significantly affected since the Law renders ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also requires that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso (ARS 1) to one US dollar (US$1).
     Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On July 6, 2004, the first hearing at the ICSID took place in Washington and a 90-day stay was ordered in an attempt to reach a settlement. Following the expiration of the stay without any settlement having been achieved, on December 6, 2004, Telefónica filed the “memorial” or claim with the ICSID together with the initial supporting testimonies. The Court is currently considering a plea filed by the Argentine Government alleging that the matter is outside the jurisdiction of the arbitration court.
     On February 15, 2006, Telefónica Argentina, S.A. signed a memorandum of understanding with the Argentine Government as a prerequisite to reaching an agreement to renegotiate the transfer contract approved by Royal Decree-Law 2332/90 pursuant to the provisions of Article 9 of Law 25,561.
     Among other issues, this memorandum of understanding includes the suspension by Telefónica de Argentina, S.A. and Telefónica, S.A., for a period of 210 business days, of proceedings for all claims, Appeals and Demands planned or underway, with the administrative, arbitrational or Legal Courts of Argentina or abroad, which are based on events or measures taken as a result of the emergency situation established by Law No. 25,561 with regard the Transfer Agreement and the license granted to the Company. The suspension came into force on October 6, 2006.
     The suspension period has finished recently. Notwithstanding, Telefónica asked for the extension of such period which has not been rejected by the Argentinian Government. Is still pending a Court Resolution with regards to such extension.
     This preliminary agreement could put an end to the litigation.
Proceedings by Agencia Nacional de Telecomunicações (Anatel) against various companies from the Brasilcel NV Group (Telerj Celular, S.A., Telems Celular, S.A., Tele Centro Oeste Celular Participaçoes, S.A., and others) regarding the of interconnection revenues and revenues from network usage by other operators inclusion in the Fundo de Universalização de Serviços de Telecomunicações (FUST).
     The Brasilcel N.V. (Vivo) Group operators have appealed Anatel’s decision to modify the basis for calculating amounts payable into the Fund for Universal Access to Telecommunications Services (FUST for its initials in Portuguese), a fund to pay for telecommunications services providers’ obligations to provide universal service (fixed and wireless). The FUST’s income consists of 1% of the operators’ gross operating revenues.

     According to Anatel, revenues obtained from transfers received by other operators (interconnection and network usage) should be included in the basis for calculating the contribution to the FUST.
     The operators of Brasilcel N.V., together with other wireless operators, requested a stay of execution in order to be able to continue calculating the FUST calculation basis exclusive of said revenues. Their petition was rejected on January 21, 2006. However, on March 13, 2006, the plaintiffs were granted an injunction allowing that revenues from transfers received by other operators be excluded from the base for calculating charges payable to the FUST.
 Cancellation of the UMTS license granted to Quam GMBH in Germany.
     In December 2004, the German Regulatory Authority for Telecommunications and Post (RegTP) revoked the UMTS license granted to Quam GMBH in 2000. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German Courts. There are two main parts to this claim: the first seeking that the suspension of the license revocation order issued by the RegTP be upheld, and the second, in the event the first does not prosper, seeking the partial and total repayment of the original amount paid for the license. In February 2007, Quam filed allegations. The public hearing was held on April 25, 2007. The Court issued a ruling rejecting Quam’s claim will shall be appealed by Quam.
European Commission (EC) disciplinary proceedings dated July 22, 2004 against O2 for international roaming charges.
     On July 22, 2004, O2 (and Vodafone) was sent a statement of objections alleging that it had been abusing its dominant market position in the UK for the provision of wholesale international roaming services, by applying excessive fees to other mobile operators since early 1998 until, at least, the end of September 2003. O2 responded to the claim and a hearing was held before the European Commission. The proceedings are awaiting the European Commission’s ruling.
European Commission proceeding of February 22, 2006 against Telefónica S.A.’s broadband pricing policy.
     On February 22, 2006, Telefónica S.A. was sent a statement of objections, initiating formal proceedings alleging the abuse its dominant market position by the fixing of unfair prices since 2001 in breach of Article 82.a of EC Treaty rules.
     Specifically, the Commission accuses Telefónica, S.A., and its subsidiaries Telefónica de España, S.A.U., Telefónica Data España, S.A.U. and Terra Networks España, S.A. (the latter two companies have, since then, been merged into Telefónica de España, S.A.U.) of abusing their dominant market position in the form of a price squeeze. The Commission considers that the margin between the prices Telefónica was charging for wholesale access and the tariffs charged to final retail broadband customers was too narrow.
     Telefónica has sent the European Commission its response to the Statement of Objections and attended a hearing before the Commission. The proceedings are awaiting the European Commission’s ruling.
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
     At the Annual General Shareholders’ Meeting held on April 30, 2004, the shareholders approved the distribution of a cash dividend of €0.20 per share and a distribution of a share premium of €0.20 per share payable in cash. The first payment of €0.20 per share payable from 2003 net income was made on May 14, 2004, and the second payment of €0.20 per share from additional paid-in capital reserve made on November 12, 2004.

     On February 23, 2005, Telefónica’s Board of Directors approved an interim dividend of €0.23 per share payable in cash from 2004 net income. The dividend was paid on May 13, 2005.
     At the Annual General Shareholders’ Meeting held on May 31, 2005, the shareholders approved the distribution of a share premium of €0.27 per share payable in cash, which was made on November 11, 2005, and the distribution of Telefónica’s treasury stock among its shareholders in the proportion of one share for every 25 shares held, charged against paid- in capital reserve. This distribution was executed on June 2005.
     On February 28, 2006, Telefónica’s Board of Directors resolved to distribute an interim dividend of €0.25 per share payable in cash from 2005 net income. The dividend was executed on May 12, 2006. On September 27, 2006, Telefónica’s Board of Directors resolved to distribute an interim dividend of €0.30 per share payable in cash from 2006 net income. The payment of this dividend was executed on November 10, 2006.
     At the Annual General Shareholders’ Meeting held on May 10, 2007, the shareholders approved the payment of a final cash dividend of €0.30 per share payable from 2006 net income. The dividend was paid on May 17,2007.
     The table below sets forth the annual cash dividends per share paid by us from net income for each of the periods listed.

Fiscal Year ended December 31,	Cash Dividends per Share
(euro)
2006	0.60
2005	0.25
2004	0.23
2003	0.20
2002(1)	—

(1)	Share dividends were paid at a ratio of one new share for every 50 shares outstanding on the applicable dividend record date.
     In 2003 we announced Company’s commitment to dedicate a minimum of €4 billion to the acquisition of treasury stock over period from 2003 to 2006, subject to free cash flow generation and our share price. Consistent with our commitment to shareholder remuneration, in April 2005 we announced our decision to execute a renewed and extended €6 billion share buyback program until 2007.
Further, in accordance with our commitment of cancelling the shares purchased as part of the program, Telefónica’s Board of Directors submitted for the approval of the Annual General Shareholders’ Meeting a proposed resolution to reduce the share capital of the Company by the nominal value of certain of the aforesaid treasury stock. The Annual General Shareholders’ Meeting held on May 10, 2007 approved the reduction of the share capital of the Company by €147,633,912, with the redemption of 147,633,912 shares of the treasury stock. The Annual General Shareholders’ Meeting also authorized the Board of Directors to execute this capital reduction within one year after the adoption of the resolution.
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
     The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for the shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares and our ADSs on the New York Stock Exchange:

	Per Share		Per ADS
	(in euros)		(in dollars)
	High	Low	High	Low
Year ended December 31, 2002	15.75	7.45	39.43	21.47
Year ended December 31, 2003	11.78	7.82	44.38	26.08
Year ended December 31, 2004	13.96	11.20	56.70	40.59
Year ended December 31, 2005	14.56	12.32	56.63	43.41
Year ended December 31, 2006	16.40	11.92	64.91	44.34
Quarter ended March 31, 2005	14.56	13.44	56.63	51.97
Quarter ended June 30, 2005	13.99	13.02	52.32	48.20
Quarter ended September 30, 2005	14.06	13.22	52.24	47.85
Quarter ended December 31, 2005	14.11	12.32	51.45	43.41
Quarter ended March 31, 2006	13.47	12.22	48.45	44.34
Quarter ended June 30, 2006	13.08	11.92	49.77	45.64
Quarter ended September 30, 2006	13.67	12.69	51.93	47.76
Quarter ended December 31, 2006	16.40	13.57	64.91	51.58
Quarter ended March 31, 2007	17.22	15.20	68.05	60.44
Quarter ended June 30, 2007 (through May 16, 2007)	17.02	16.51	69.32	66.56
Month ended November 30, 2006	15.89	15.20	61.15	57.78
Month ended December 31, 2006	16.40	15.05	64.91	60.35
Month ended January 31, 2007	16.95	16.39	66.25	64.32
Month ended February 28, 2007	17.22	16.30	68.05	64.31
Month ended March 31, 2007	16.50	15.20	66.52	60.44
Month ended April 30, 2007	17.02	16.51	69.32	66.95
Month ended May, 2007 (through May 16, 2007)	16.82	16.58	68.65	66.56

Source: Madrid Stock Exchange Information and Bloomberg.
     On May 17, 2007, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €16.50 per share, equal to $12.23 at the Noon Buying Rate for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.
     Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”. Citibank, N.A. is the Depositary issuing ADRs evidencing the ADSs pursuant to the Deposit Agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as further amended as of June 23, 2000 and as of March 9, 2007 among Telefónica, the Depositary and the holders from time to time of ADRs. Each ADS represents the right to receive three shares.
     At December 31, 2006, approximately 202,078,008 of our shares were held in the form of ADSs by 1,037 holders of record, including Cede & Co., the nominee of The Depository Trust Company. The number of ADSs outstanding was 77,441,541 at December 31, 2006.
Spanish Securities Market Legislation
     The Spanish Securities Markets Act (Ley del Mercado de Valores, from now on “LMV”) was enacted in 1988. This legislation and the regulation implementing it:
•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework for the regulation of trading practices, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established a framework for integrating quotations on the four Spanish stock exchanges by computer;

•	exempted the sale of securities from transfer and value added taxes;

•	deregulated brokerage commissions as of 1992; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.
     The LMV was amended by Law 37/1998, which implemented European Union Directive 93/22/CE into Spanish law, relating to investment services within securities, later amended by Directive 95/26/CE of European Parliament and Council. The LMV has been further amended by Law 44/2002 (November 22, 2002) on reform measures of the financial system, which introduced certain modifications, including:
•	provisions regarding market transparency such as: requiring listed companies to establish an audit committee, redefining the reporting requirements for relevant events, rules relating to the treatment of confidential and insider information and related party transactions, and prevention of manipulative and fraudulent practices with respect to market prices;

•	the establishment of Iberclear; and

•	the authorization to the Minister of Economy to regulate the financial services electronic contracts.
     On July 17, 2003, the LMV was amended by Law 26/2003 in order to reinforce the transparency of listed companies. It modified both the LMV and the Corporate Law, introducing:
•	information and transparency obligations including detailed requirements of the contents of the corporate website of listed companies and the obligation to file with the CNMV an annual corporate governance report; and

•	the obligation to implement a series of corporate governance rules including, among others, regulations regarding the boards of directors and the general shareholders’ meeting.
     On March 11, 2005 Royal Decree Law 5/2005 was approved, modifying the LMV in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Union; (ii) it incorporates the application of the country of origin principle by which the prospectus will be approved by the Member States of the European Union where the issuer has its registered office but it also introduces as a new matter the possibility that in certain circumstances, such as issues with high minimum denominations (€1,000 or more), the issuer may designate the relevant European Union competent authority for prospectus approval.
     Royal Decree 1310/2005 partially developed the Securities Market Law 24/1988, in relation to the admission to trading of securities in the official secondary markets, the sales or subscription public offers and the prospectus required to those effects.
     Royal Decree 1333/2005 developed the Securities Market Law 24/1988, in relation to market abuse, implementing Directive 2003/6/EC of the European Parliament and of the Council, relating inside dealing and market manipulation (market abuse).
     On April 12, 2007 Law 6/2007 was approved, modifying the LMV in order to implement the Directive 2004/25/EC of the European Parliament and of the Council relating to public tender offers and the Directive 2004/109/EC relating to the transparency of issuers, also of the European Parliament and of the Council. The Law intends: (i) to boost an efficient business control market, protecting the rights of minor shareholders of listed companies and (ii) to impulse transparency in financial markets.

Securities Trading in Spain
     The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2006, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.
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
     Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas, S.A. at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:
•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	Sociedad de Bolsas, S.A. finds other justifiable cause.
     Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas, S.A. by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.
 Clearance and Settlement System
     A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduced a new article, 44-bis to the Ley del Mercado de Valores (the “Spanish Securities Act”) under which Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U., (fomerly Iberclear), was created.
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
     Only members of the system are entitled to use Iberclear, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad participante) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be the member entity appearing in the records of Iberclear as holding the relevant shares in its own name or the investor appearing in the records of the member entity as holding the shares.
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
B. Plan of Distribution
 Not applicable.
C. Markets
     Please see “—Offer and Listing Details” above.
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
Corporate Objectives
     Section 4 of Part I of our bylaws sets forth our corporate purposes:
•	delivery and provision of any and all kinds of public and private telecommunication services and, to such end, to design, install, preserve, repair, improve, acquire, dispose of, connect, administer, manage and perform whatever other activities other than those mentioned above with respect to any types of networks, lines, satellites, items of equipment, systems and items of technical infrastructure, both existing or to be created in the future, including the property upon which any and all of the above items are set up;

•	delivery and provision of any and all types of ancillary or supplementary services, as well as of any services that may stem from communication activities;

•	research and development, promotion and application of any and all component principles, items of equipment and systems which are directly or indirectly used in telecommunications;

•	manufacturing, production and, generally, any and all forms of industrial activities related to telecommunications; and

•	acquisition, disposal and, generally, any and all forms of trade activities related to telecommunications.
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
Significant Differences in Corporate Governance Practices
 Corporate Governance Guidelines
     In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Olivencia Code of Good Governance, the Aldama Report, which include recommendations for corporate governance guidelines and shareholder disclosure. On May 2005, a new corporate governance code was published, the Conthe Code, which combines and substitutes the aforementioned reports and which will come into effect on 2008. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Olivencia Code and the Aldama Report. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees.
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

Independence of the Board
     As of the date of this Annual Report, we had 17 directors, out of which eight have been deemed independent by our Board of Directors. A significant majority of our current directors (12) are non-executive directors. The NYSE rules include detailed criteria for determining director independence. We, in accordance with our Board of Directors’ Regulation, assess the independence of our directors by evaluating, among other things, (i) the contractual, employment and commercial relations between directors and us, (ii) other Board of Directors positions held by directors and (iii) the director’s familial relationships. The Nominating, Compensation and Corporate Governance Committee evaluates these criteria and notifies the Board of Directors of its decision. Our Board of Directors, in turn, is responsible for assessing whether a director is deemed independent as reported in our Annual Report on Corporate Governance.
Internal audit function
     We have a Internal Audit Department responsible for internal audit matters and for ensuring the efficiency of the internal audit control process of our different units. This Internal Audit Department reports directly to the Audit and Control Committee, thus supporting the adequate performance of all its functions.
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
     At May 18, 2007, our issued share capital consisted of 4,921,130,397 ordinary registered shares with a nominal value of €1.00 each. Our shareholders have delegated to the Board of Directors the authority to issue up to 2,460,565,198 new shares. The Board’s authorization to issue new shares expires on June 21, 2011.
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
C. Material Contracts
Agreements with Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.
     On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”) -made up of Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.- entered into several agreements in order to constitute a consortium to purchase the entire share capital of Olimpia S.p.A., one of the major shareholders of Telecom Italia.
     (For more details, see “Item 4. Information on the Company—History and Development of the Company—Recent Developments”).
Agreement with O2
     On October 31, 2005, we entered into a Framework Agreement with O2 plc, which was amended on November 18, 2005. The Framework Agreement governed the conduct of Telefónica’s cash tender offer for O2 (See “Item 4—Information on the Company—History and Development of the Company—Public Takeover Offers”). In addition, under the Framework Agreement, we agreed to certain service contracts and incentive arrangements with certain key managers of O2.
D. Exchange Controls
Exchange Controls and Other Limitations Affecting Security Holders
Preliminary Administrative Authorization of Certain Transactions (Golden Share)
     In response to the ruling handed down by the European Court of Justice on May 13, 2003, Law 62/2003, December 30, on Tax, Administrative, Labor and Social Security Measures amended the administrative authorization system set out in Law 5/1995, March 23, on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain corporate transactions and agreements of Telefónica S.A.,

Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997, of January 10.
     The reform introduced a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification. Finally, the enactment of Law 13/2006, of May 26, did away with the framework for the disposal of publicly-owned holdings in certain companies. The Law put an end to the system of public controls which until now had been applied to the transactions covered by Law 5/1995, of March 23. It also brought forward the end of this system, which in Telefónica’s case was scheduled to finish on February 18, 2007.
Ownership Limitations
     The General Telecommunications Law (“GTL”) enacted on November 3, 2003 eliminated existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the GTL provides for the application of the reciprocity principle under existing international treaties or agreements signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the GTL.
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
     At December 31, 2006, we held 75,632,559 shares of treasury stock, representing 1.53% of our capital stock. At April 3, 2007, as communicated to the Spanish CNMV, we held 128,405,280 shares of treasury stock, representing 2.609% of our capital stock. In 2003 we announced our commitment to dedicate a minimum of €4 billion to the acquisition of our treasury stock over the 2003-2006 period, subject to free cash flow generation and our share price. Consistent with our commitment to shareholder remuneration, in April 2005 we announced our decision to execute a renewed and extended €6 billion share buy-back program until 2007. Further, in accordance with our commitment of cancelling the shares purchased as part of the program, Telefónica’s Board of Directors submitted for the approval of the Annual General Shareholders’ Meeting a proposed resolution to reduce the share capital of the Company by the nominal value of certain of the aforesaid treasury stock. The Annual General Shareholders’ Meeting held in May 10, 2007 approved the reduction of the share capital of the Company by €147,633,912, with the redemption of 147,633,912 shares of the treasury stock. The Annual General Shareholders’ Meeting also authorized the Board of Directors to execute this capital reduction within one year after the adoption of the resolution.
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

     At the Annual General Shareholders Meeting of Telefónica held on May 10, 2007, our shareholders extended their prior authorization to the Board of Directors to acquire shares of Telefónica for an additional 18 months from the date of such meeting. The authorization also applies to companies under our control. Pursuant to the authorization, the aggregate nominal value of the shares held by us or any of our subsidiaries cannot exceed 5% of our shareholders’ equity.
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
E. Taxation
     The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon Spanish and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990, (the “Treaty”), all as currently in effect as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.
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
Spanish Tax Considerations
Taxation of Dividends
     In 2006, under Spanish law, dividends paid by a Spanish resident company to a U.S. Holder of shares or ADSs were subject to an income tax withheld at source on the gross amount of dividends at a 15% tax rate. As of January 1, 2007, the rate of withholding tax applicable to dividends paid by a Spanish resident company is 18% in case of distributions to U.S. companies and 18% in case of distributions to U.S. individuals exceeding €1,000 considering the total yearly income of this kind.

Taxation of Capital Gains
     In 2006, Spanish income tax was generally levied at a 35% tax rate on capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain. As of January 1, 2007, the rate applicable to capital gains is reduced to 18% under Spanish law.
     Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain, provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the 12 months preceding the disposition of the shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS, such U.S. Holder is a U.S. resident within the meaning of the Treaty. Spanish law requires that both of these forms be filed within one month from the date the capital gain is realized. U.S. Holders are required to request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a statement by the U.S. Holder declaring that it was or will be a resident of the United States for the period for which the Treaty benefit is claimed.
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

Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
     Certain pro rata distributions of shares to all shareholders (including ADS holders) are not generally subject to tax.
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
     The principal market risks that affect the companies in the Telefónica Group are:
•	Exchange rate risk. This risk arises mainly due to (i) the Telefónica Group’s international presence, with investments and businesses in countries with currencies other than the euro, mainly in Latin America, the United Kingdom and the Czech Republic, and (ii) the existence of debt in currencies other than the those of the countries in which the Telefónica Group is operating or different from the currency of the country in which the obligor is established.

•	Interest rate risk. This risk arises mainly due to fluctuations in interest rates affecting (i) the financial costs associated with variable interest rate debt (or debt with a short-term maturity and likely to be rolled over) and (ii) the value of our long-term liabilities with fixed interest rates (whose market value rises as interest rates decrease).

•	Share price risk. This risk arises as a result of variations in the value of (i) our shareholdings in other companies that may be sold, bought, or otherwise involved in transactions, (ii) the derivatives affecting those shareholdings, (iii) the shares held in the Telefónica Group’s own portfolio (treasury shares) and (iv) the derivatives affecting such shares.
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
     Finally, we face political risk and country risk (which is directly related to market and liquidity risks in reference to possible declines in asset value, cash flow generation and repatriation of cash flow to the parent company), which arise from political, economic and social instability in the countries in which the Telefónica Group operates, especially in Latin America.
     The Telefónica Group actively manages the above-mentioned risks, in an effort to stabilize:
•	cash flows, so as to facilitate financial planning and profit from investment opportunities;

•	the profit and loss account, in order to facilitate its understanding and the forecast of our future results by investors; and

•	the value of our equity, by protecting the value of the investments made.
     In the event that these objectives are mutually exclusive, our corporate finance area will evaluate the policy to be followed in each particular situation.
     In connection with our risk management policy, the Telefónica Group uses financial derivative instruments, mainly related to exchange rates, interest rates and share prices.
Exchange Rate Risk
     The main objective of our exchange rate risk management policy is that, in the event of depreciation of foreign currencies relative to the euro, potential losses in the value of the assets related to our business are offset (to some extent) by savings from the reduction in the euro value of our debt denominated in such currencies.

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

3.	the greater the liquidity of the money and derivative markets in local currency.
     In general, the estimated correlation between the value of the asset and the exchange rate of the foreign currency is larger the larger the weight of the cash flows generated in early years as a percentage of the estimated value of the asset.
     We aim to protect against future depreciation of Latin American currencies in relation to the euro is by issuing debt denominated in Latin American currencies. At December 31, 2006, Telefónica Group’s debt denominated in Latin American currencies was approximately €7.3 billion. Nevertheless, this amount is not uniformly incurred by currency in proportion to the cash flows generated by our Latin American operations in such currencies. Therefore, the future effectiveness of the Telefónica Group’s exchange rate risk protection will depend on which Latin American currencies depreciate relative to the euro. Additionally, we aim to protect against losses in the value of the Telefónica Group’s Latin American assets due to variations in exchange rates by issuing debt denominated in U.S. dollars, both at the parent company level (the debt is considered associated with an investment provided that the hedge is considered an effective hedge under applicable accounting rules) and in the countries where there is not a capital market for local currency or where the derivatives market is not sufficiently liquid. At December 31, 2006, the Telefónica Group’s debt denominated in U.S. dollars was equivalent to €1,462 million (net of derivatives and financial assets).
     To protect its investment in the Czech Republic, the Group has debt denominated in Czech crowns which, at December 31, 2006, amounted to the equivalent of €1.9 billion.
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
     In 2006, exchange rate management resulted in gains totaling €61 million, mostly from the positions hedging against possible weakness in the US dollar. Gains from exposure to Latin American currencies were offset by variations in Latin American currency exchange rates against the US dollar.
     The acquisition of O2 was financed with debt using a multi-currency loan which was refinanced in 2006, mainly through the issuance of bonds and long-term loans. The refinancing strategy in relation to liquidity risk management is discussed below. The final breakdown by currency of the liabilities assumed in connection with this acquisition takes into account the fact that a portion of the company’s value derives from its euro zone businesses (Germany and Ireland), which is therefore financed in euros. With regard to the United Kingdom businesses, and in view of the imperfect correlation between the value of the business and the euro/sterling exchange rate, approximately 70% of the acquisition of the United Kingdom businesses has been financed in pounds sterling. Accordingly, at December 31, 2006 the amount of debt denominated in pounds sterling (via debt or derivative instruments) was equivalent to €11,095 million.
Interest Rate Risk
     Telefónica’s financial expenses are exposed to changes in interest rates. In 2006, the rates applied to the largest volume of short-term debt were based on Euribor, pounds sterling Libor (due to the acquisition of O2, plc.),

Brazilian SELIC rate, dollar Libor and Chilean UF. At December 31, 2006, 45.4% of total debt (46.3% of long-term debt) was at rates fixed for more than one year. Of the remaining 54.6% (debt at floating or fixed-rates maturating in less than one year), the interest rate on 41.1 percentage points was set for a period of more than one year (23% of long-term debt). At December 31, 2005, 66% of the long-term debt carried fixed interest.
     New debt incurred in 2006, particularly debt linked to O2’s acquisition, has created additional exposure to the short-term and long-term rates prevailing at the time of arranging the debt or related hedging contracts. Finally, early retirement liabilities were discounted to present value over the year using the implied interest rate curve on swaps markets. The increase in interest rates during 2006 has reduced the size of these liabilities.
     Net financial expenses in 2006 were €2,734 million, 68.0% higher than in 2005. Excluding the impact of foreign exchange gains, interest expense in 2006 and 2005 would have been €2,777 million and €1,793 million, respectively, a year-over-year increase of 55.9%. This increase was principally due to the 83.9% increase in the total average net debt balance (€54,315 million at December 31, 2006, including early retirement commitments), which resulted in an increase of €1,372 million. The increase in net financial expenses was offset in part by a €47 million reduction in expenses related to liabilities carried at fair value and a reduction of 109 basis points in the Group’s average cost of debt (2006 over 2005), generating savings of €322 million. The reduction in average cost of debt in 2006 was due to the fact that the debt incurred during 2006 carried lower interest rates than our average debt in 2005. The figure for financial expenses in 2006 gives an average cost of average total net debt of 5.0%, or 5.1% stripping out exchange rate gains.
Share Price Risk
     The Telefónica Group is exposed to equity risks due to movements in the price of Telefónica shares as a result of our share buy-back program, which was announced in October 2003 and renewed in April 2005 for an estimated amount of €6 billion up to and including 2007. This renewal is subject to the Telefónica Group’s cash flow generation and to the evolution of the price of our shares. In May 2006, Telefónica, S.A. announced that it would continue with its current share buy-back program, with €2,700 million pending through 2007.
     At December 31, 2006, Telefónica, S.A. owned over 75 million of its shares and held options to purchase an additional 85 million shares, which were exercisable during the first half of 2007. This strategy seeks to protect against share price increases which make share repurchases more expensive and therefore limit the amount of shares that we can purchase given that the buy-back program is subject to a pre-set maximum amount we can spend. Pursuant to this strategy, the Telefónica Group can sustain a maximum economic loss equal to the premium paid for the option to purchase shares in the event that, upon expiration of the exercise period, the price of Telefónica’s shares is below the exercise price. Notwithstanding, in that case, Telefónica could buy its shares in the market for such lower price.
     At the Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given the rights to earn a certain number of Telefónica S.A. shares as a form of variable remuneration.
     The maximum number of shares assigned in 2006 (first cycle) was 6,530,615. According to the plan, the shares may be either (a) treasury shares in Telefónica, S.A., acquired by either Telefónica, S.A. itself or any of the Telefónica Group companies, in compliance with the legal requirements in force; or (b) newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative shareholder remuneration, implies a risk since there could be an obligation to deliver a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the cycle start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for the ordinary shareholder as a result of the higher number of shares outstanding.
     To reduce risk and ensure the company has enough shares to meet its commitments at the end of the cycle commenced in 2006, Telefónica bought an instrument from a financial institution that will deliver to Telefónica, at the end of the cycle, a number of shares based on the same measure of success used in the plan. The maximum number of shares which Telefónica could receive is 7,200,000. The cost of this instrument was €46 million which, in unit terms, is equivalent to €6.43 per maximum number of shares.
     Telefónica also remains susceptible to variations in the price of the shares it owns in companies in which it has made investments, especially to the extent that these companies are not part of the Telefónica Group’s core business and may be subject to divestment. For example, in 2006, Telefónica sold its stake in Telepizza and partially divested Sogecable by virtue of tendering a portion of its shares in a public takeover bid.
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
     With respect to the first criterion, at December 31, 2006, the average maturity of the Telefónica Group’s net financial debt of €52.145 billion was 6.5 years. For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “Item 5. Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP Financial Information—Net Financial Debt.” The Group would therefore need to generate approximately €8,000 million per year to repay the debt in this period if it is used all its cash for this purpose. Cash generation in 2006 exceeded this amount, so that if the same pace of cash generation was maintained during the average lifetime of the debt, the Group would repay the debt in its entirely before 6.5 years, assuming it used all its cash for this purpose.
     With respect to the second criterion, as at December 31, 2006, the aggregate amount of debt maturing in 2007 (€8,381 million including derivatives) is less than the Telefónica Group’s estimated availability of funds, calculated as the sum of: (i) cash and cash equivalents and temporary financial investments at December 31, 2006 of €5,472 million; (ii) the annual cash flow generation estimated for 2007; and (iii) available credit lines committed by financial institutions with initial maturities exceeding one year (an aggregate of €5,400 million at December 31, 2006, including Cesky Telecom, Endemol BV, and the O2 group. Our estimated availability of funds in 2007 is expected to permit the payment of the minimum dividend of €0.50 per share (for an aggregate of approximately €2.4 billion) and for the continuation of the share buy-back program.
     On October 31, 2005, Telefónica launched a takeover bid for 100% of UK operator O2 for £17,887 million. To finance the O2 public takeover bid, Telefónica arrange a syndicated loan for £18,500 million with a group of financial institutions. One third of the facility matures in two years, one-third in two-and-a-half years, and the remaining third in three years. Payment for the acquisition of 100% of O2 shares took place in various installments over the first four months of 2006. Use of this loan to finance the payment considerably increased the Group’s debt repayment obligations for 2007 and 2008, significantly reducing the average life of its debt to 3.75 years from 5 years at December 31, 2005.
     In order to comply with the two aforementioned principles governing liquidity risk management, the Group launched a plan to refinance the loan used to acquire O2. Since the refinancing plan relied on accessing the international capital markets, the Group set and announced medium-term financing objectives in order to preserve its creditworthiness and preserve its access to capital markets. Financing activity has been concentrated in international capital markets, mainly in the euro, pounds sterling and dollar markets. The principal bond issues in the year 2006 were as follows:

•	In January, €4,000 million and £1,250 million of bonds denominated in euro and pounds sterling, respectively, were issued. The euro denominated bonds carry maturities of between 5 and 10 years, while the sterling denominated bonds carry maturities of 12 to 20 years;

•	In June, €5,250 million of bonds were issued in the US market with maturities of 3, 5, 10 and 30 years;

•	In July, €1,250 million of 3.5 year floating rate debentures were issued;

•	In September, €500 million of 5.5- year debentures were issued;

•	In October, the company issued €300 million in debt maturing in 2 years; and

•	In December, £500 million in debt was issued, maturing in 7 years and one month.
     The Group also undertook the following transactions in the syndicated loan market in 2006:
•	In April, it arranged a syndicated loan with a group of saving banks in the amount of €700 million carrying an average maturity of 10 years; and

•	In December, it arranged to refinance £7,000 million of the syndicated loan used to acquire O2, with a term extension to 2013 from the participant banks, and the financial terms were brought into line with those applying to other Telefónica loans.
     Due to this intense activity in the financial markets, in 2006 Telefónica refinanced the entire syndicated loan used to acquire O2, substantially mitigating refinancing risk for 2007 and 2008. At December 31, 2006 net debt maturities in 2007 and 2008 following the refinancing transactions totaled €2,911 million and €3,700 millions, respectively, having been reduced by more than €20,000 million on aggregate. As a result, the long-term nature of most of the financial transactions completed extended the average maturity of net debt from 3.75 years following the O2 acquisition to 6.5 years at December 31, 2006.
     See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”.
Country Risk
     Sovereign risk perception (measured by credit spreads) in Latin America ended 2006 at 180 bps, the lowest level in history. Macroeconomic developments in 2006 throughout the region continued to be very positive, registering a GDP growth rate of 5.3%, with Venezuela at the top of the ranking (10%) and Brazil at the bottom (2.8%). The region posted four consecutive years of high growth rates – the last three years with a rate of more than 4% – and an increasingly solid composition based on internal demand. In this sense, dynamic investment (10%) and the acceleration of consumption (6%) have been determining factors.
     This positive macroeconomic scenario has allowed per capita income to grow 12% since 2002, the highest consecutive increase since the 1970’s. At the same time, inflation has dropped to historically low levels (4.8%), with the exception of Venezuela (15.8%) and Argentina (10%). Employment growth has fostered an improvement in social indicators in the region, with the unemployment rate falling to 8.7% – the lowest level since the beginning of the 1990’s and real wages grew to over 2%, and poverty and extreme poverty continued to fall.
     This favorable economic situation must not cast a shadow over the growing political risk that exists in some Latin American countries which is linked in the majority of cases to the discretional nature of the presidencies in power. In this way, the Assembly approved the “Ley Habilitante” in Venezuela that concedes full powers to Hugo Chávez for relevant matters such as economic policy, social policy, education and infrastructure. In the absence of any outlining of additional measures, the first announcements of nationalisation, the new cooperative regimes and fiscal changes could be the tip of the iceberg of a substantial regulatory change with notable harmful implications for business development. Also, the first proposals of Rafael Correa, in Ecuador, generate uncertainty for publicly announcing a possible default on an external debt that is considered illegitimate, a probable reconsideration of government participation in economic activity and even possible key contract renegotiations -including the telecommunications sector- or a possible exit from the current exchange rate mechanism. Argentina remains subject to an inflation alteration policy along with a price freeze in many public service tariffs since 2001, hidden subsidies, and repressive policy affecting staple items from the basic shopping basket.
     Political instability is still prevalent in some Latin American countries, whether it is due to majority opposition in the Congress (the case of Peru) or because of the splintering of political parties in the Congress (Colombia and Brazil), a fact that hinders the implementation of structural reforms to further boost the human objectives that have been achieved in the last few years with the purpose of reaching the Millennium Development Goals. Scarce improvements in the institutional framework, despite the economic bonanza, and the scourge of corruption (much higher than in other regions with similar economic development) should generate strong incentives for implementing deep changes across the region.
     An analysis of the credit quality in the region shows that it has improved in 2006 as can be seen in the table below. In general terms, Latin American countries have taken advantage of the positive macroeconomic environment created by the increase in raw material prices, trade dynamism and workers remittances to improve external indicators, such as foreign debt and the level of reserve assets. In this way, during 2006, Latin American countries cancelled $23,000 million of external debt and accumulated $38,600 million – the highest amount since 1990 – in international reserves. The fiscal situation also improved throughout 2006 and fiscal needs were reduced by more than one percentage point in terms of GDP, almost reaching fiscal balance.

Credit Rating according to Standard & Poor’s
Change in notches from
Country	Rating	Jan. 2006 to Feb. 2007	Outlook
Argentina	B+	+ 2	Stable
Brazil	BB	+ 1	Positive
Chile	A	=	Positive
Colombia	BB	=	Positive
Ecuador	CCC	- 1	Negative
Mexico	BBB	=	Stable
Perú	BB+	+ 1	Stable
Uruguay	B+	+ 1	Stable
Venezuela	BB-	+ 1	Stable
     Debt pre-cancellations or internal debt swaps with more favorable conditions have taken place in Brazil or Peru and which have allowed theses countries to achieve the highest investment grade qualifications in their history.
     Argentina and Uruguay each improved their respective credit ratings in 2006, returning to pre-default levels (late 2001 in Argentina and first half of 2003 in Uruguay).
     Chile and Mexico, the only investment grade countries in the region, have not shown any credit ratings movement during the last two years. Chile’s outlook revision to positive in 2006 could lead the country to the highest qualification in its recent history. And Mexico, once investment grade was consolidated in 2002, paid in advance an important external debt amount ($12.5 billion) in 2006, reducing to 5% GDP its external debt ratio.
     Colombia, with a good economic and financial performance in 2006, recovered the positive outlook in February 2006. That put an end to the credit deterioration that the country experienced after the financial crisis in late 1999, which caused the loss of its historic condition as an investment grade country. The return to a positive climate generated a historic growth rate in business investment, and a strong foreign bet on the large privatization program announced by the government.
     Venezuela, the country with the least stable credit outlook in the last 10 years (14 rating changes), also recovered the BB condition in February 2006, last reached in 1994. The impact of oil price increases on public and external sectors were the main contributors. External surplus (greater than 20% GDP) made possible two external and internal debt restructuring processes in order to improve the maturity profile, more than one billion dollars in Argentina’s and Ecuador’s sovereign debt purchases, a pay in advance program of all Brady bonds ( 4.4 billion dollars), and finally, the constitution of an external official fund with more than 18 billion dollars. The cumulative effect was that the capital control regime through Cadivi, and fixed exchange rate established in 2003, were maintained.
     The exception to this general improvement environment was Ecuador. Its credit qualification was downgraded to CCC in January 2007. This notch has been maintained during most of the last decade, as a consequence of its political instability and financial problems that resulted in the country’s debt restructuring. Statements by the new president and new finance minister mentioning the possibility of a selective default of considered “illegal” debt caused the credit outlook change to negative. However, financial numbers do not point to any fiscal instability. Indeed, estimated fiscal surplus in 2006 will be a historical high (4.5%GDP), with the primary surplus reaching 6.5% GDP.
     Despite the improvements in sovereign risk perception and the generally positive outlook for the region, we continue to monitor closely any unexpected loss in value of our Latin American assets due to social, economic or political instability. To monitor our country risk we continue to follow two basic guidelines:
1.	To partially match our Latin American assets with liabilities of our Latin American companies that we do not guarantee so that any loss in such assets would be partially offset by a reduction in liabilities; and

2.	To repatriate funds generated by our Latin American operations, when it is not expected that these funds would generate profits in the relevant country in the near future.
     In accordance with the first guideline, at December 31, 2006 the Telefónica Group’s Latin American companies had net financial debt (calculated as described above) of €4,669 million that is not guaranteed by the Telefónica Group’s Spanish companies, of which €2,719 million corresponds to Colombia and €1,386 million corresponds to Brazil. This represents 9% of the Group’s net financial debt at that date.
     With regard to fund repatriation, in 2006 a net amount of €2,526 million was received from Latin America, the largest part in the form of intra-group loan return/capital reduction concepts (€1,294 million), and dividends (€995 million). The remaining amount were interest returns, and management fees payments.
     Finally, in Venezuela a CADIVI authorization continues to be necessary in order to change declared Bolivar dividends into US Dollars at the official exchange rate. In 2006 an authorization was obtained to repatriate $137 million of dividends corresponding to 2004 profits. A new application of $219 million corresponding to 2005 profits, is waiting for approval.
Derivative Policy
     At December 31, 2006, the notional amount of outstanding derivatives with external counterparties came to €120,267 million. This amount implies a 107% increase compared with December 31, 2005 and evidence the increase in Group’s debt resulting from the O2 acquisition. This amount reflects the fact that derivatives may be applied several times on the same underlying item for an amount equal to such underlying item’s face value. For example, a debt denominated in foreign currency may be converted to floating rate debt in euro, and then, for each of the interest rate periods an interest rate may be fixed by using a fixed rate agreement. Even if we consider only the underlying item’s face value, it is necessary to take extreme care in the use of derivatives so as to avoid potential problems as a result of errors or due to lack of full knowledge about the real position and its risks. Our policy with respect to the use of derivatives places emphasis on the following points:
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

The hedges designed with an economic rationale, that is, which have been assigned an underlying item and that under certain circumstances can compensate the variations in value of the underlying item, do not always fulfill the requirements and efficiency tests established by the applicable accounting rules to be treated as hedges. The decision to maintain hedges once it has been assessed that they do not fulfill the efficiency test or when they do not meet certain criteria will depend on the marginal variability that these hedges can cause on the income statement and therefore the difficulty they pose when following the principle of income statement stability. Notwithstanding this, the results are recorded in the profit and loss account.

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

In general, we will look for a situation in which the hedging derivative and the hedged item or the risk we expect to be hedged are in the same company. Nonetheless, on some occasions, the hedges have been implemented by holding companies (for example, Telefónica, S.A and Telefónica Internacional, S.A.) on behalf of a subsidiary where the underlying item is recorded. This has led to a situation in which the operations did not fulfill the hedging criteria required by the accounting rules and so their result has been recorded in the profit and loss account. The main reasons for the separation between the hedge and the underlying item have been the possibility of differences in the legal validity of local hedges as opposed to international validity (as a consequence of unforeseen legal modifications) and the different credit quality of the counterparties (of the companies in the Telefónica Group involved as well as that of the banking institutions).

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

vi.	Hedge Accounting.

Risks with hedges that qualify for hedge accounting are mainly:
•	The fluctuation of market interest rates (whether the market rate, the credit spread or both), which has an influence in the valuation of the underlying item or in the determination of the cash flows it generates.

•	The variation of the exchange rate, which modifies the valuation of the underlying item in terms of the company’s functional currency and which has an influence in the cash flow determination in terms of the functional currency.

•	The oscillation in the volatility associated with any financial variable, financial asset or liability that modifies the valuation or the cash flow determination of debts and investments with embedded options, whether or not these are separable.

•	The change in the valuation of any financial asset, especially shares of companies that are within the available-for-sale portfolio.

As for the underlying item:
•	Hedges can be implemented for the totality or for a part of such item.

•	The risk being hedged might be the whole term of the operation or just a temporary fraction of it.

•	The underlying item can be: (i) a highly probable future transaction; (ii) a contractible underlying item (such as a loan, a payment in foreign currency, an investment or a financial asset); or (iii) a combination of both giving rise to a more extended term definition of underlying item with a longer term. Thus, in some cases, hedges have longer maturity than the underlying items with which they are associated. This happens when Telefónica enters long-term swaps, caps or collars to protect itself against interest rate increases that could cause an increase in financial expenses generated by payables, commercial paper and certain floating rate loans with maturity earlier than that of the hedge. These financing operations are likely to be renewed at a floating rate. Also, the company commits to this renewal when it defines the underlying item in a much more general way, that is, as a financing program at floating rates whose maturity matches the maturity of the hedge.
Hedges might be of the following types:
•	Fair value hedges.

•	Effective cash flow hedges, for any value of the risk being hedged (e.g., interest rate risk or foreign exchange risk) or for a range of value associated with such risk (such as interest rates within 2% and 4% or interest rates above 4%). In this last case, we will use options as the hedging instrument, and we will only recognize as an effective hedge the intrinsic value of the option, recognizing variations in the time value of the option to the profit and loss account.

•	Net investment hedges linked to consolidated subsidiaries of the Telefónica Group. In general, these will be carried out by Telefónica, S.A. and the rest of holding companies in the Telefónica Group. Whenever possible, real debt in foreign currency will be used for these hedges. Nonetheless, on many occasions, this will not be possible for many Latin American currencies, since non-resident companies cannot issue debt in those currencies as they are non-convertible. Similarly, it might be the case that the liquidity of the debt market in terms of that particular currency is not sufficient enough in relation to the objective of the hedge (e.g., the Czech crown or British pound) or that an acquisition is accomplished by means of accumulated cash instead of raising funds in the capital markets. In these cases, both forwards and cross-currency swaps will be used as hedging instruments to hedge the net investments. For cross-currency swaps where we pay foreign currency at a fixed rate, we will use the forward method (the interest differential and the variations in the value of the derivative due to movements in interest rates are accounted for as reserves). For cross-currency swaps where we pay foreign currency at a floating rate, we will use the spot method (the interest differential and the variations in the value of the derivative due to movements in interest rates are accounted for in the profit and loss account). As an exception to this general rule, for those currencies where the interest rate differential is high with respect to the euro (e.g., Brazil), short-term structures are chosen (approximately one year), and the spot method is used even if cross-currency swaps for paying foreign currency at a fixed rate have been contracted so as to make the comprehension of the income statement easier. For hedges with forwards, we analyze each case currency-by-currency. Due to technical market reasons or due to a potential change in foreign-exchange risk perception, we could reverse in advance the designation of the hedge independently of its maturity. Similarly, for those hedging positions with near maturity (within three months) and as a result of technical reasons such as liquidity and the size of the market, maturity can be anticipated (by taking the opposite position or unwinding the derivative in the market) if it has been decided not to rollover the hedge. In this case, the hedge designation would be revoked and it would be considered similar to the maturity of the hedge. On the other hand, we could also carry out in advance the rollover of the hedge, revoking the designation of the first one so as to design the second one. On some occasions, the renewal of the hedge with derivatives could be implemented through debt instruments in foreign currency.

•	Hedges can be made up of a set of derivatives.

•	The management of accounting hedges does not need to be static. That is, the hedging relationship does not need to remain unchanged until the end of the hedge, but it could be altered in order to perform an adequate management so as to adhere to stated principles of stabilizing cash flows and financial results, and protecting the value of our equity. Therefore, a hedge designation could be revoked before its maturity as a result of a change in the underlying item or as a consequence of a change in the risk perceived with respect to the underlying item. The derivative instruments included in those hedges could be reassigned to other potential new hedges. These will need to be well-documented and fulfill applicable efficiency tests.
     Our risk management guidelines are issued by the corporate finance area of the Telefónica Group and implemented by the company CFO (who is responsible for balancing the interests of each company with those of the Group), ensuring they are in line with the individual interests of the relevant company and those of the Telefónica Group. The corporate finance area of the Telefónica Group may authorize exceptions to this policy for justified reasons, including the low level of liquidity of the markets with respect to clearly limited and reduced risks. Similarly, the incorporation of new companies in the Telefónica Group as a result of acquisitions or mergers requires an adaptation period.
     The breakdown of the Group’s derivatives at December 31, 2006, their fair value at year-end and the expected maturity schedule is as follows:

	(in millions of euro)
	Notional value
	Maturity
	Fair value				Subsequent
Associated	12/31/06	2007	2008	2009	years	Total
Interest rate hedges	(268)	390	126	657	2,074	3,247
Cash flow hedges	(210)	319	103	654	4,395	5,471
Fair value hedges	(58)	71	23	3	(2,321)	(2,224)
Exchange rate hedges	837	528	(305)	853	3,703	4,779
Cash flow hedges	862	511	67	853	3,703	5,134
Fair value hedges	(25)	17	(372)	0	0	(355)
Interest and exchange rate hedges	356	456	857	131	2,277	3,721
Cash flow hedges	179	52	481	0	2,268	2,801
Fair value hedges	177	404	376	131	9	920
Hedge of net investment in foreign operations	185	(2,234)	(244)	(563)	(1,946)	(4,987)
Derivatives not designated as hedges	34	7,372	(485)	(402)	1,038	7,523
Interest rate	9	6,606	(202)	(488)	999	6,915
Currency	(51)	192	(32)	4	8	172
Interest and exchange rate	76	574	(251)	82	31	436
For hedges, the positive amount is in terms of fixed “payment”
For exchange rate hedges, a positive amount means payment of operating vs. foreign currency.

     The breakdown of the Group’s derivatives at December 31, 2006 and 2005 are provided in the following tables:
SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS
AT DECEMBER 31, 2006
(in million euros, except percentages)

	MATURITY DATES					FAIR VALUE
								Underlying	Associated
	2007	2008	2009	2010	2011	Subsequent	Total	Debt	Derivatives	TOTAL

EURO	691	1,915	3,632	3,342	8,630	12,234	30,444	28,463	2,516	30,979

Floating Rate	(6,808)	(5,472)	2,430	1,236	4,762	4,992	1,140	7,194	(6,500)	694
Spread – Ref Euribor	—	—	0.40%	0.70%	0.30%	0.62%	0.39%
Fixed Rate	7,499	480	(198)	2,106	2,968	6,042	18,897	10,539	9,113	19,652
Interest Rate	4.44%	4.24%	0.77%	7.14%	3.66%	4.82%	4.77%
Bounded Rate	—	6,907	1,400	—	900	1,200	10,407	10,730	(97)	10,633

OTHER EUROPEAN CURRENCIES	577	612	1,362	2,162	806	7,150	12,669	8,801	4,003	12,804

Instruments in CZK	464	107	543	598	—	256	1,968	119	1,850	1,969
Floating Rate	601	—	—	272	—	—	873	—	872	872
Spread	—	—	—	0.02%	—	—	0.01%
Fixed Rate	(137)	107	543	326	—	256	1,095	119	978	1,097
Interest Rate	3.75%	3.17%	3.15%	3.26%	—	3.50%	3.19%
Bounded Rate	—	—	—	—	—	—	—
Instruments in GBP	113	505	819	1,564	806	6,894	10,701	8,682	2,153	10,835
Floating Rate	453	(439)	819	1,564	—	3,872	6,269	5,356	979	6,335
Spread	1.56%	(0.04%)	0.24%	0.26%		0.37%	0.76%
Fixed Rate	(340)	423	—	—	806	3,022	3,911	2,802	1,178	3,980
Interest Rate	4.65%	5.00%	—	—	5.12%	5.87%	5.73%
Bounded Rate	—	521	—	—	—	—	521	524	(4)	520

AMERICA	145	1,370	1,375	1,215	508	4,622	9,235	13,916	(5,076)	8,840

Instruments in USD	(969)	208	780	280	144	1,131	1,574	10,753	(9,175)	1,578
Floating Rate	(601)	(25)	(53)	130	—	—	(549)	2,711	(3,093)	(382)
Spread	(0.30%)	(1.88%)	2.40%	0.09%	0.00%	0.00%	(0.20%)
Fixed Rate	(368)	222	63	139	133	1,080	(1,269)	7,357	(6,067)	1,290
Interest Rate	2.47%	7.41%	4.87%	11.03%	11.13%	8.62%	10.53%
Bounded Rate	—	11	770	11	11	51	854	685	(15)	670
Instruments in UYU	0	2	1	1	2	—	6	6	—	6
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	0	2	1	1	2	—	6	6	—	6
Interest Rate	3.75%	3.75%	3.75%	3.75%	3.75%	—	3.75%
Bounded Rate	—					—	—
Instruments in ARS	322	251	88	19	0	—	680	(1)	706	705
Floating Rate	79	—	—	—	—	—	79	—	78	78
Spread	—	—	—	—	—	—	—
Fixed Rate	231	251	88	19	0	—	589	(13)	628	615
Interest Rate	10.76%	11.22%	11.43%	11.10%	10.38%	—	11.07%
Bounded Rate	12	—	—	—	—	—	12	12	—	12
Instruments in BRL	796	409	112	168	4	4	1,493	397	1,102	1,499
Floating Rate	353	115	112	168	4	4	756	397	297	694
Spread	(0.81%)	(2.96%)	(3.06%)	0.08%	1.66%	0.00%	(1.25%)
Fixed Rate	443	294	—	—	—	—	737	—	805	805
Interest Rate	15.99%	12.45%	—	—	—	—	14.58%
Bounded Rate	—	—	—	—	—	—	—
Instruments in CLP	(40)	155	102	33	165	44	459	39	430	469
Floating Rate	4	17	48	33	165	44	311	153	169	322
Spread	—	(0.28%)	0.15%	0.38%	0.07%	0.38%	0.14%
Fixed Rate	(44)	138	54	—	—	—	148	(114)	261	147
Interest Rate	6.41%	4.80%	5.07%	—	—	—	4.42%
Bounded Rate	—					—	—
Instruments in UFC	3	132	171	96	119	86	607	192	424	616
Floating Rate	—	—	—	93	—	—	93	94	—	94
Spread	—	—	—	0.45%	—	—	0.45%

	MATURITY DATES					FAIR VALUE
								Underlying	Associated
	2007	2008	2009	2010	2011	Subsequent	Total	Debt	Derivatives	TOTAL

Fixed Rate	3	132	171	3	119	86	514	98	424	522
Interest Rate	6.49%	2.57%	3.46%	6.49%	4.22%	3.97%	3.52%
Bounded Rate	—	—	—	—	—	—	—
Instruments in PEN	208	89	40	57	67	273	734	546	239	785
Floating Rate	6	8	—	—	—	—	14	—	14	14
Spread	—	—	—	—	—	—	—
Fixed Rate	202	81	40	57	67	273	720	546	225	771
Interest Rate	6.88%	6.51%	6.40%	6.40%	6.93%	7.81%	7.13%
Bounded Rate	—	—	—	—	—	—	—
Instruments in COP	445	117	—	—	7	414	983	537	446	983
Floating Rate	184	—	—	—	3	123	310	127	181	308
Spread	—	—	—	—	2.00%	4.45%	1.78%
Fixed Rate	261	117	—	—	4	291	673	410	265	675
Interest Rate	10.99%	8.04%	—	—	9.50%	5.50%	8.10%
Bounded Rate	—					—	—
Instruments in UVR	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Interest Rate	—	—	—	—	—	4.00%	4.00%
Bounded Rate	—	—	—	—	—	—	—
Instruments in VEB	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Interest Rate	5.69%	—	—	—	—	—	5.69%
Bounded Rate	—					—	—
Instruments in MXN	379	7	81	561	—	244	1,272	563	740	1,303
Floating Rate	590	4	78	350	—	—	1,022	563	461	1,024
Spread	(0.01%)	(0.52%)	2.59%	0.61%	—	—	0.40%
Fixed Rate	(211)	3	3	211	—	244	250	—	279	279
Interest Rate	5.46%	8.83%	8.83%	8.17%	0.00%	9.25%	11.52%
Bounded Rate	—					—	—
Instruments in GTQ	1	—	—	—	—	—	1	(12)	12	0
Floating Rate	13	—	—	—	—	—	13	—	12	12
Spread	—	—	—	—	—	—	—
Fixed Rate	(12)	—	—	—	—	—	(12)	(12)	—	(12)
Interest Rate	2.00%	—	—	—	—	—	2.00%
Bounded Rate	—	—	—	—	—	—	—

ASIA	1	(3)	0	0	0	—	(2)	366	(374)	(8)

Instruments in JPY	1	(3)	0	0	0	—	(2)	366	(374)	(8)
Floating Rate	1	0	0	0	0	—	1	98	(98)	0
Spread	—	—	—	—	—	—	—
Fixed Rate	—	(3)	—	—	0	—	(3)	268	(276)	(8)
Interest Rate	—	—	—	—	2.30%	—	—
Bounded Rate	—					—	—

AFRICA	—	—	—	—	—	90	90	—	90	90

Instruments in MAD	—	—	—	—	—	90	90	—	90	90
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	90	90	—	90	90
Interest Rate	—	—	—	—	—	4.54%	4.54%
Bounded Rate	—					—	—

TOTAL	1,414	3,894	6,369	6,719	9,944	24,096	52,436	51,546	1,159	52,705

Total Floating Rate	(5,125)	(5,792)	3,434	3,846	4,934	9,035	10,332	16,693	(6,628)	10,065
Total Fixed Rate	6,527	2,247	765	2,862	4,099	13,810	30,310	22,902	7,903	30,805
Total Bounded Rate	12	7,439	2,170	11	911	1,251	11,794	11,951	(116)	11,835

EXCHANGE RATE OPTIONS	(17)						(17)		(17)

OTHER							(273)

     The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.
SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2006
DETAIL FOR INTEREST RATE SWAPS
(in millions of euro, except percentages)

	MATURITY DATES
	2007	2008	2009	2010	2011	Subsequent	TOTAL	Fair Value
EUR	(0)	(0)	—	—	—	—	(0)	(101)

Fixed to floating	—	(0)	—	—	—	—	(0)	(12)

Receiving leg	(241)	(1,340)	(997)	(296)	(2,031)	(1,230)	(6,135)	(6,092)
Average Interest Rate	5.72%	4.35%	3.47%	3.31%	3.50%	4.27%	3.92%
Paying leg	241	1,340	997	296	2,031	1,230	6,135	6,080
Average Spread	0.05%	(0.34%)	—	—	—	—	(0.07%)

Floating to fixed	—	—	—	—	—	—	—	(79)

Receiving leg	(6,315)	(1,199)	(326)	—	(2,685)	(2,888)	(13,413)	(13,465)
Average Spread	0.01%	(0.18%)	—	—	—	—	(0.01%)
Paying leg	6,315	1,199	326	—	2,685	2,888	13,413	13,386
Average Interest Rate	3.77%	4.22%	3.55%	—	3.24%	3.80%	3.71%

Floating to floating	(0)	—	—	—	—	—	(0)	(10)

Receiving leg	(57)	—	(300)	—	—	(50)	(407)	411
Average Spread	0.26%	—	0.63%	—	—	0.45%	0.56%
Paying leg	57	—	300	—	—	50	407	(421)
Average Spread	0.33%	—	0.11%	—	—	0.28%	0.16%
CZK	—	—	—	—	—	—	—	1

Floating to fixed	—	—	—	—	—	—	—	1

Receiving leg	—	(107)	(543)	(326)	—	—	(976)	(977)
Average Spread	—	0.03%	0.03%	0.02%	—	—	0.02%
Paying leg	—	107	543	326	—	—	976	978
Average Interest Rate	—	3.17%	3.15%	3.26%	—	—	3.19%
USD	—	—	—	—	—	—	—	(114)

Fixed to floating	—	—	—	—	—	—	—	(97)

Receiving leg	—	—	—	(494)	(759)	(2,468)	(3,721)	(3,828)
Average Interest Rate	—	—	—	4.71%	5.44%	5.55%	5.42%
Paying leg	—	—	—	494	759	2,468	3,721	3,731
Average Spread	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	(17)

Receiving leg	(114)	(71)	(28)	(370)	(28)	(140)	(751)	(754)
Average Spread	0.73%	0.02%	—	—	—	—	0.11%
Paying leg	114	71	28	370	28	140	751	737
Average Interest Rate	5.98%	4.94%	4.34%	4.10%	4.34%	4.34%	4.53%
BRL	62	—	—	2	—	—	64	92

Floating to Fixed	62	—	—	2	—	—	64	92

Receiving leg	(279)	(294)	—	—	—	—	(573)	(609)
Average Spread	—	—	—	—	—	—	—
Paying leg	341	294	—	2	—	—	637	701

	MATURITY DATES
	2007	2008	2009	2010	2011	Subsequent	TOTAL	Fair Value
Average Interest Rate	16.64%	12.45%	—	—	—	—	14.65%

Fixed to floating	—	—	—	—	—	—	—	—

Receiving leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—
MXN	—	—	—	—	—	—	—	(2)

Floating to fixed	—	—	—	—	—	—	—	(2)

Receiving leg	(53)	(1)	(1)	(210)	—	—	(265)	(269)
Average Spread	(0.83%)	(0.54%)	(0.54%)	0.61%	—	—	0.31%
Paying leg	53	1	1	210	—	—	265	268
Average Interest Rate	7.94%	8.43%	8.43%	8.16%	—	—	8.12%
GBP	—	—	—	—	—	—	—	(10)

Fixed to floating	—	—	—	—	—	—	—	4

Receiving leg	—	—	—	—	—	(745)	(745)	(741)
Average Interest Rate	—	—	—	—	—	5.25%	5.25%
Paying leg	—	—	—	—	—	745	745	745
Average Spread	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	(15)

Receiving leg	(521)	—	—	—	(806)	(602)	(1,929)	(1,933)
Average Spread	—	—	—	—	—	—	—
Paying leg	521	—	—	—	806	602	1,929	1,919
Average Interest Rate	5.23%	—	—	—	5.12%	4.96%	5.10%
     The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2006. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	FOREIGN EXCHANGE OPTIONS
(in euros)	2007	2008	2009	2010	2011	2012+
Call USD / Put ARS
Notional bought options	148,357,173	—	—	—	—	—
Strike	3.1356	—	—	—	—	—
Notional sold options	18,381,195	—	—	—	—	—
Strike	3.4800	—	—	—	—	—
Call EUR / Put USD
Notional bought options	212,177,910	—	—	—	—	—
Strike	1.2643	—	—	—	—	—
Notional sold options	176,678,815
Strike	1.3150
Put USD / Call EUR
Notional bought options	602,126,044	—	—	—	—	—
Strike	1.3158	—	—	—	—	—

	INTEREST RATE OPTIONS
(in euros)	2007	2008	2009	2010	2011	2012+
Collars
Notional bought	12,399,000	7,439,279,505	2,169,847,296	10,545,853	910,545,853	52,729,267
Strike Cap	12.50%	2.83%	3.72%	4.25%	3.96%	4.25%
Strike Floor	4.50%	2.32%	2.75%	3.00%	3.19%	3.00%
Notional sold	—	—	—	—	—	1,500,000,000
Strike Cap	—	—	—	—	—	6.82%
Strike Floor	—	—	—	—	—	4.18%
Caps
Notional sold	—	7,428,733,651	2,169,847,296	—	900,000,000	—
Strike	—	4.26%	4.62%	—	4.55%	—

	INTEREST RATE OPTIONS
(in euros)	2007	2008	2009	2010	2011	2012+
Floors
Notional bought	—	7,421,221,000	2,169,847,296	—	900,000,000	—
Strike	—	1.11%	0.01%	—	1.00%	—
Notional sold	—	—	—	—	—	700,000,000
Strike	—	—	—	—	—	2.15%

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS
AT DECEMBER 31, 2005
(in million euros, except percentages)

	MATURITY DATES						FAIR VALUE
								Underlying	Associated
	2006	2007	2008	2009	2010	Subsequent	Total	Debt	Derivatives	TOTAL
EURO	10,300	577	332	2,123	2,040	10,235	25,607	20,555	6,387	26,942

Floating Rate	6,313	(286)	(426)	398	(338)	2,035	7,696	9,620	(1,864)	7,756
Spread-Ref Euribor	0.03%	(0.05)%	0.61%	1.27%	(1.25)%	0.54%	0.26%
Fixed Rate	3,979	855	750	325	2,154	7,000	15,063	8,075	8,094	16,169
Interest Rate	3.03%	5.10%	4.18%	5.73%	7.06%	3.91%	4.25%
Bounded Rate	8	8	8	1,400	224	1,200	2,848	2,860	157	3,017

Other European Currencies	(6,104)	—	308	515	567	—	(4,714)	141	(4,836)	(4,695)

Instruments in CZK	651	—	308	515	567	—	2,041	141	1,902	2,043
Floating Rate	717	—	—	0	361	—	1,078	—	1,077	1,077
Spread	—	—	—	0.05%	0.02%	—	0.01%
Fixed Rate	(66)	—	308	515	206	—	963	141	825	966
Interest Rate	1.90%	—	3.39%	3.15%	3.17%	—	3.32%
Instruments in GBP	(6,755)	—	—	—	—	—	(6,755)	—	(6,738)	(6,738)
Floating Rate	(6,755)	—	—	—	—	—	(6,755)	—	(6,738)	(6,738)
Spread	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	—	—	—	—	—
Interest Rate	—	—	—	—	—	—	—

AMERICA	1,500	1,779	1,245	1,449	920	2,167	9,060	9,890	(127)	9,763

Instruments in USD	(980)	183	515	973	361	1,748	2,800	8,739	(5,324)	3,415
Floating Rate	(615)	(136)	288	44	—	223	(196)	2,366	(2,472)	(106)
Spread	(0.57)%	(0.65)%	0.22%	(4.30)%	—	0.59%	(2.25)%
Fixed Rate	(365)	319	215	70	180	1,454	1,873	5,402	(3,011)	2,391
Interest Rate	1.02%	8.92%	7.10%	5.02%	9.93%	7.68%	9.23%
Bounded Rate	—	—	12	859	181	71	1,123	971	159	1,130
Instruments in ARS	439	93	—	—	—	0	532	18	506	524
Floating Rate	136	—	—	—	—	—	136	2	129	131
Spread	—	—	—	—	—	—	—
Fixed Rate	285	79	—	—	—	0	364	(16)	377	361
Interest Rate	7.88%	8.77%	—	—	—	10.38%	8.08%
Bounded Rate	18	14	—	—	—	—	32	32	—	32
Instruments in BRL	370	1,047	213	100	148	25	1,903	412	1,570	1,982
Floating Rate	203	1,047	213	100	148	25	1,736	412	1,409	1,821
Spread	(1.43)%	(0.30)%	(1.69)%	(3.62)%	—	2.69%	(0.72)%
Fixed Rate	167	—	—	—	—	—	167	0	161	161
Interest Rate	10.38%	—	—	—	—	—	10.38%
Instruments in CLP	442	100	217	80	—	—	839	(43)	870	827
Floating Rate	300	—	20	18	—	—	338	—	331	331
Spread	—	—	(0.28)%	(0.33)%	—	—	(0.03)%
Fixed Rate	142	100	197	62	—	—	501	(43)	539	496
Interest Rate	4.28%	4.45%	4.80%	5.07%	—	—	4.62%
Instruments in UFC	73	3	150	194	109	75	604	139	456	595
Floating Rate	70	—	—	—	106	—	176	111	58	169
Spread	0.08%	—	—	—	0.45%	—	0.30%
Fixed Rate	3	3	150	194	3	75	428	28	398	426
Interest Rate	6.49%	6.49%	2.57%	3.51%	6.49%	4.74%	3.45%
Instruments in PEN	262	215	16	11	23	196	723	353	384	737
Floating Rate	43	25	—	—	—	—	68	—	65	65
Spread	—	—	—	—	—	—	—
Fixed Rate	219	190	16	11	23	196	655	353	319	672
Interest Rate	6.10%	5.80%	7.94%	7.00%	6.07%	7.99%	6.64%

	MATURITY DATES						FAIR VALUE
								Underlying	Associated
	2006	2007	2008	2009	2010	Subsequent	Total	Debt	Derivatives	TOTAL
Instruments in COP	243	58	128	—	—	5	434	44	404	448
Floating Rate	97	—	0	—	—	0	97	0	96	96
Spread	0.00%	—	6.50%	—	—	6.50%	0.00%
Fixed Rate	146	58	128	—	—	5	337	44	308	352
Interest Rate	9.51%	8.79%	8.04%	—	—	9.50%	8.83%
Instruments in MXN	646	80	6	91	279	118	1,220	238	993	1,231
Floating Rate	702	13	3	88	277	—	1,083	279	808	1,087
Spread	(0.01)%	(0.66)%	(0.52)%	2.59%	0.60%	—	0.35%
Fixed Rate	(56)	67	3	3	2	118	137	(41)	185	144
Interest Rate	2.61%	7.93%	8.83%	8.83%	8.83%	9.25%	11.27%
Instruments in GTQ	5	—	—	—	—	—	5	(10)	14	4
Floating Rate	15	—	—	—	—	—	15	—	14	14
Spread	—	—	—	—	—	—	—
Fixed Rate	(10)	—	—	—	—	—	(10)	(10)	—	(10)
Interest Rate	2.00%	—	—	—	—	—	2.00%

ASIA	1	(1)	0	0	—	1	1	291	(289)	2

Instruments in JPY	1	(1)	0	0	—	1	1	291	(289)	2
Floating Rate	1	0	0	0	—	1	2	148	(147)	1
Spread	3.79%	3.79%	3.79%	1.25%	—	3.79%	3.79%
Fixed Rate	0	(1)	—	—	—	0	(1)	143	(142)	1
Interest Rate	(1.64)%	2.16%	—	—	—	2.30%	3.76%

AFRICA	—	—	—	—	—	91	91	—	82	82

Instruments in MAD	—	—	—	—	—	91	91	—	82	82
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	91	91	—	82	82
Interest Rate	—	—	—	—	—	4.54%	4.54%

TOTAL	5,697	2,355	1,885	4,087	3,527	12,494	30,045	30,877	1,217	32,094

Total Floating Rate	1,227	663	98	648	554	2,284	5,474	12,938	(7,234)	5,704
Total Fixed Rate	4,444	1,670	1,767	1,180	2,568	8,939	20,568	14,076	8,135	22,211
Total Bounded Rate	26	22	20	2,259	405	1,271	4,003	3,863	316	4,179

EXCHANGE RATE OPTIONS	(15)	—	—	—	—	—	(15)	—	(15)	(15)

OTHER LIABILITIES	—	—	—	—	—	—	502	—	—	—

NET DEBT							29,887

     The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.

SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2005
DETAIL FOR INTEREST RATE SWAPS
(in million euros, except percentages)

	MATURITY DATES
	2006	2007	2008	2009	2010	Subsequent	TOTAL	Fair Value
EURO	0	(0)	(0)	—	—	—	0	74
Fixed to floating	—	—	(0)	—	—	—	(0)	(95)
Receiving leg	(334)	(241)	(740)	(497)	(196)	(139)	(2,147)	(2,159)
Average Interest Rate	2.51%	5.72%	4.69%	3.06%	3.06%	6.73%	4.07%
Paying leg	334	241	740	497	196	139	2,147	2,065
Average Spread	(0.12)%	0.05%	(0.62)%	(0.00)%	(0.00)%	(0.04)%	(0.23)%
Floating to fixed	—	—	—	—	—	—	—	178
Receiving leg	(330)	(615)	(1,199)	(326)	—	(5,000)	(7,470)	(7,493)
Average Spread	—	0.08%	(0.18)%	—	—	—	(0.02)%
Paying leg	330	615	1,199	326	—	5,000	7,470	7,671
Average Interest Rate	1.61%	4.81%	4.22%	3.55%	—	3.40%	3.57%
Floating to floating	0	(0)	—	—	—	—	0	(9)
Receiving leg	(28)	(57)	—	(300)	—	(92)	(477)	(448)
Average Spread	—	0.26%	—	0.63%	—	0.20%	0.47%
Paying leg	28	57	—	300	—	92	477	438
Average Spread	0.15%	0.33%	—	0.11%	—	0.10%	0.14%
CZK	—	—	—	—	—	—	—	2
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	—	—	(101)	(515)	(206)	—	(822)	(823)
Average Spread	—	—	0.03%	0.03%	0.01%	—	0.02%
Paying leg	—	—	101	515	206	—	822	825
Average Interest Rate	—	—	3.17%	3.15%	3.17%	—	3.16%
USD	—	—	—	—	—	—	—	(15)
Fixed to floating	—	—	—	—	—	—	—	2
Receiving leg	—	—	—	—	(551)	—	(551)	(556)
Average Interest Rate	—	—	—	—	4.71%	—	4.71%
Paying leg	—	—	—	—	551	—	551	554
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(14)
Receiving leg	—	(127)	(79)	(31)	(413)	(187)	(837)	(799)
Average Spread	—	0.73%	0.02%	—	—	—	0.11%
Paying leg	—	127	79	31	413	187	837	785
Average Interest Rate	—	5.98%	4.94%	4.34%	4.10%	4.34%	4.53%
BRL	—	—	—	—	—	—	—	0
Floating to fixed	—	—	—	—	—	—	—	0
Receiving leg	—	(21)	—	—	—	—	(21)	(21)
Average Spread	—	9.43%	—	—	—	—	9.43%
Paying leg	—	21	—	—	—	—	21	21
Average Interest Rate	—	—	—	—	—	—	—
MXN	—	—	—	—	—	—	—	2
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	(106)	(59)	(1)	(1)	(1)	—	(168)	(169)
Average Spread	(0.63)%	(0.83)%	(0.54)%	(0.54)%	(0.54)%	—	(0.70)%
Paying leg	106	59	1	1	1	—	168	171
Average Interest Rate	7.73%	7.94%	8.43%	8.43%	8.43%	—	7.82%

     The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2005. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	INTEREST RATE OPTIONS
(in euros)	2006	2007	2008	2009	2010	2011+
Collars
Notional bought	7,512,651	7,512,651	19,285,889	2,259,446,375	11,773,238	70,639,428
Strike Cap	5.520%	5.520%	4.745%	3.725%	4.250%	4.250%
Strike Floor	5.415%	5.415%	3.941%	2.740%	3.000%	3.000%
Notional sold	—	—	—	—	—	1,500,000,000
Strike Cap	—	—	—	—	—	6.823%
Strike Floor	—	—	—	—	—	4.184%
Caps
Notional sold	7,512,651	7,512,651	19,285,889	2,559,446,375	11,773,238	70,639,428
Strike	7.000%	7.000%	6.237%	3.796%	5.750%	5.750%
Floors
Notional bought	—	—	—	2,247,673,137	—	—
Strike	—	—	—	0.010%	—	—
Notional sold	—	—	—	—	393,800,158	700,000,000
Strike	—	—	—	—	4.431%	2.146%

	FOREIGN EXCHANGE OPTIONS
(in euros)	2006	2007	2008	2009	2010	2011+
Call USD/Put ARS
Notional bought options	212,919,154	—	—	—	—	—
Strike	2.9645	—	—	—	—	—
Notional sold options	312,081,925	—	—	—	—	—
Strike	3.1168	—	—	—	—	—
Put USD/Call ARS		—	—	—	—	—
Notional bought options	46,201,302	—	—	—	—	—
Strike	2.7200	—	—	—	—	—
Put USD/Call EUR		—	—	—	—	—
Notional options	1,380,494,535	—	—	—	—	—
Strike	1.2108	—	—	—	—	—
Notional sold options	1,122,785,454	—	—	—	—	—
Strike	1.2644	—	—	—	—	—
Call USD/Put MXN		—	—	—	—	—
Notional bought options	77,731,627	—	—	—	—	—
Strike	11.4550	—	—	—	—	—
Notional sold options	77,731,627	—	—	—	—	—
Strike	12.4550	—	—	—	—	—
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
(a) Disclosure Control and Procedures
     Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     The management of Telefonica S.A. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d and 15(f) under the Securities Exchange Act of 1934. Telefonica’s internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under generally accepted accounting principles.
     Telefonica management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, Telefonica management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective. We excluded from the scope of our assessment of internal control over financial reporting the operations and related assets of O2 plc which we acquired on January 23, 2006. At December 31, 2006 and for the period from January 23, through December 31, 2006, total assets and total revenues subject to O2 plc’s internal control over financial reporting represented 11% and 21%, of Telefonica’s consolidated total assets and total revenues as of and for the year ended December 31, 2006.
(c) Attestation Report of the Independent Registered Public Accounting Firm
     Telefónica’s independent registered public accounting firm, Ernst & Young S.L., has issued an attestation report on management’s assessment of the company’s internal control over financial reporting. The attestation report is included on page F-1.1.
(d) Changes in Internal Control Over Financial Reporting
     There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.
A. Audit Committee Financial Expert
     Our Board of Directors has determined that Mr. Antonio Massanell meets the requirements of an “audit committee financial expert” as defined by the SEC.
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
C. Principal Accountant Fees and Services
     The fees accrued for the fiscal years 2006 and 2005 from various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L, our auditors, belongs, amounted to €23.47 and €14.84 million, respectively. These fees include the total amounts of the Spanish and foreign companies in which the Telefónica Group has effective control or joint control with third parties.

	For the year ended
	December 31,
	2006	2005
	(in million euro)
Audit Fees	22.04	12.54
Audit-Related Fees (1)	0.92	0.61
Tax Fees (2)	0.11	0.31
All Other Fees (3)	0.40	1.38
Total Fees	23.47	14.84

(1)	Audit-Related Fees: The services included under this caption are basically services related to review of information required by the different regulatory authorities and attest services related to financial reporting that are not required by statute or regulation.

(2)	Tax Fees: The services included under this caption are, among others, consultancy and fiscal advising, review tax returns, studies of transference prices, tax reviews and issues of opinions of fiscal nature demanded by local regulations.

(3)	All Other Fees: The services included under this caption are assistance in relation to the Sarbanes-Oxley Act, process consulting related to implementation project and quality assurance, revision of operative procedures of security, project manage the completion of the interior of new offices, etc.
D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	2006
			Total Number of Shares (or
		Average Price	Units) Purchased as Part of
	Total Number of	Paid per Share	Publicly Announced Plans or
Period of Fiscal Year	Shares Purchased	(euros)	Programs(1)(2)
January 1 to January 31	16,151,959	12.80	16,151,959
February 1 to February 28	11,200,000	12.76	11,200,000
March 1 to March 31	62,338,979	13.14	62,338,979
April 1 to April 30	18,692,502	12.53	13,692,502
May 1 to May 31	6,321,704	12.84	4,500,000
June 1 to June 30	—	—	—
July 1 to July 31	—	—	—
August 1 to August 31	17,264,486	13.22	17,264,486
September 1 to September 30	33,704,004	13.17	33,704,004
October 1 to October 31	8,314,813	13.86	8,314,813
November 1 to November 30	28,005,644	14.58	15,005,644
December 1 to December 31	12,500,000	15.28	1,208,569
Total	214,494,091	13.38	183,380,956

(1)	The number of shares of the treasury stock at the end of year 2006 amounted 75,632,559 (136,647,061 at the end of year 2005)

(2)	All purchases listed are related to our announcement in 2003 of our commitment to dedicate a minimum of €4 billion to the acquisition of our treasury stock over the 2003-2006 period, subject to free cash flow generation and our share price. Consistent with our commitment to shareholder remuneration, in April 2005 we announced our decision to execute a renewed and extended €6 billion share buyback program until 2007.

Further, in accordance with our commitment of cancelling the shares purchased as part of the program, Telefónica’s Board of Directors submitted for the approval of the Annual General Shareholders’ Meeting a proposed resolution to reduce the share capital of the Company by the nominal value of certain of the aforesaid treasury stock. The Annual General Shareholders’ Meeting held on May 10, 2007 approved the reduction of the share capital of the Company by €147,633,912, with the redemption of 147,633,912 shares of the treasury stock. The Annual General Shareholders’ Meeting also authorized the Board of Directors to execute this capital reduction within one year after the adoption of the resolution

Part III
Item 17. Financial Statements
     We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
     Please see pages F-1 through F-201.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association (English translation)

4.1	Shareholders’ Agreement dated as of April, 28 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.

4.2	Co-investment Agreement dated as of April, 28 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.

4.3	Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. dated as of March 29, 2006*

4.4	Framework Agreement between Telefónica, S.A. and O2 plc dated October 31, 2005, together with the amendment thereto dated November 18, 2005***

4.5	Merger Plan of Telefónica, S.A. and Terra Networks, S.A. dated as of February 23, 2005**

8.1	Subsidiaries of Telefónica, S.A. (see note 1 to the consolidated financial statements and Appendix I thereto)

11.1	Code of Conduct for Financial Officers****

12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica, S.A.’s filing made pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, on March 29, 2006.

**	Included as Annex A-1 to the joint information statement/prospectus contained in the registration statement on Form F-4 of Telefónica, S.A. and Terra Networks, S.A. (registration no. 333-123162).

***	Incorporated by reference to Telefónica, S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

****	Incorporated by reference to Telefónica, S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

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

Date: May 18 , 2007

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP

CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED
ANNUAL ACCOUNTS) FOR 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Telefónica, S.A.
We have audited management’s assessment, included in the accompanying Assessment of Internal Control, that Telefónica S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The controlling Company’s Directors are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Assessment of Internal Control, the controlling Company’s Directors’ assessment of and conclusion on the effectiveness of internal control over financial

F-1.1

reporting did not include the internal controls of O2 plc acquired on January 23, 2006, which is included in the 2006 consolidated financial statements of Telefónica S.A. and constituted 11% of total assets as of December 31, 2006 and 21% of total revenues for the year then ended. Our audit of internal control over financial reporting of Telefónica S.A. also did not include an evaluation of the internal control over financial reporting of O2 plc.
In our opinion, the controlling Company’s Directors’ assessment that Telefónica S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Telefónica S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefónica, S.A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and recognized income and expense for each of the two years in the period ended December 31, 2006 and our report dated May 18, 2007 expressed an unqualified opinion thereon.
Ernst & Young, S.L.
/s/ José Luis Perelli Alonso
José Luis Perelli Alonso
Madrid, Spain
May 18, 2007

F-1.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Telefónica, S.A.
We have audited the accompanying consolidated balance sheets of Telefónica, S.A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and recognized income and expense for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telefónica S.A.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2007 expressed an unqualified opinion thereon.
Ernst & Young, S.L.
/s/ José Luis Perelli Alonso
José Luis Perelli Alonso
Madrid, Spain
May 18, 2007

F-1.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Telefónica, S.A.:
We have audited the accompanying consolidated statements of income, cash flows and recognized income and expense of Telefónica, S.A. and of the companies comprising the Telefónica Group (the “Company”) for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
The consolidated balance sheet as of December 31, 2004 and comparative financial statements related to the year ended December 31, 2003, as required in IAS 1, Presentation of Financial Statements, are not presented. In our opinion, disclosure of such information is required under International Financial Reporting Standards, as adopted by the European Union.
In our opinion, except for the omission of the comparative financial statements as discussed in the preceding paragraph, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Telefónica, S.A. and of the companies composing Telefónica Group for the year ended December 31, 2004, in conformity with International Financial Reporting Standards, as adopted by the European Union.
International Financial Reporting Standards, as adopted by the European Union, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.
As discussed in Notes 4 and 18 to the financial statements, the accompanying 2004 financial statements have been retrospectively adjusted for the change in business segments presentation and discontinued operations of Telefónica Publicidad e Información, S.A., respectively.
          /s/ Deloitte, S.L.
Madrid, Spain
April 12, 2006
(May 18, 2007 as to Notes 4 and 18)

F-1.4

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
(MILLIONS OF EUROS)

ASSETS	NOTE	2006	2005

A) NON-CURRENT ASSETS		91,269	59,545

Intangible assets	(Note 6)	20,758	7,877
Goodwill	(Note 7)	21,739	8,910
Property, plant and equipment	(Note 8)	33,887	27,993
Investment property		1	35
Investments in associates	(Note 9)	959	1,664
Non-current financial assets	(Note 13)	5,224	4,681
Deferred tax assets	(Note 17)	8,701	8,385

B) CURRENT ASSETS		17,713	13,629

Inventories		1,012	920
Trade and other receivables	(Note 11)	9,666	7,516
Current financial assets	(Note 13)	1,680	1,518
Current tax receivables	(Note 17)	1,554	1,448
Cash and cash equivalents	(Note 13)	3,792	2,213
Non-current assets held for sale		9	14

TOTAL ASSETS (A + B)		108,982	73,174

EQUITY AND LIABILITIES	NOTE	2006	2005

A) EQUITY	(Note 12)	20,001	16,158

Equity attributable to equity holders of the parent		17,178	12,733
Minority interests		2,823	3,425

B) NON-CURRENT LIABILITIES		62,645	35,126

Interest-bearing debt	(Note 13)	50,676	25,168
Trade and other payables	(Note 14)	982	1,128
Deferred tax liabilities	(Note 17)	4,700	2,477
Provisions	(Note 15)	6,287	6,353

C) CURRENT LIABILITIES		26,336	21,890

Interest-bearing debt	(Note 13)	8,381	9,236
Trade and other payables	(Note 14)	13,953	9,719
Current tax payables	(Note 17)	2,841	2,192
Provisions	(Note 15)	1,161	743

TOTAL EQUITY AND LIABILITIES (A+B+C)		108,982	73,174

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2006	2005	2004

Revenues from operations	(Note 19)	52,901	37,383	29,809
Other income	(Note 19)	1,571	1,416	1,134
Supplies		(16,629)	(9,999)	(7,577)
Personnel expenses	(Note 19)	(7,622)	(5,532)	(4,976)
Other expenses	(Note 19)	(11,095)	(8,212)	(6,373)
Depreciation and amortization	(Note 19)	(9,704)	(6,693)	(5,642)

OPERATING INCOME		9,422	8,363	6,375

Share of profit (loss) of associates	(Note 9)	76	(128)	(50)

Finance income		1,082	630	1,166
Exchange gains		4,513	4,317	3,689
Finance expenses		(3,877)	(2,420)	(2,622)
Exchange losses		(4,452)	(4,155)	(3,866)

Net financial income (expense)	(Note 16)	(2,734)	(1,628)	(1,633)

PROFIT BEFORE TAXES FROM CONTINUING OPERATIONS		6,764	6,607	4,692

Corporate income tax	(Note 17)	(1,781)	(1,904)	(1,451)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		4,983	4,703	3,241

Profit after taxes from discontinued operations	(Note 18)	1,596	124	245

PROFIT FOR THE YEAR		6,579	4,827	3,486

Minority interests	(Note 12)	(346)	(381)	(310)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		6,233	4,446	3,176

Basic and diluted earnings per share for continuing operations attributable to equity holders of the parent (euros)	(Note 19)	0.973	0.898	0.597
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1.304	0.913	0.637
The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.
The 2005 and 2004 financial statements was restated to present the operations of Telefónica Publicidad e Información, S.A. as discontinued operations.

TELEFÓNICA GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2006	2005	2004

Cash flows from operating activities

Cash received from customers		60,285	44,353	36,367
Cash paid to suppliers and employees		(41,475)	(30,532)	(24,674)
Dividends received		76	71	71
Net interest and other financial expenses paid		(2,372)	(1,520)	(1,307)
Taxes paid		(1,100)	(1,233)	(326)

Net cash from operating activities	(Note 23)	15,414	11,139	10,131

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		129	113	241
Payments on investments in property, plant and equipment and intangible assets		(6,933)	(4,423)	(3,488)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		2,294	502	532
Payments on investments in companies, net of cash and cash equivalents acquired		(23,757)	(6,571)	(4,201)
Proceeds on financial investments not included under cash equivalents		109	148	32
Payments made on financial investments not included under cash equivalents		(220)	(18)	(76)
Interest received on current financial assets		312	625	1,139
Capital grants received		14	32	13

Net cash flows used in investing activities	(Note 23)	(28,052)	(9,592)	(5,808)

Cash flows from financing activities

Dividends paid	(Note 12)	(3,196)	(2,768)	(2,866)
Operations with equity holders		(2,346)	(2,055)	(1,938)
Proceeds on issue of debentures and bonds	(Note 13)	13,528	875	573
Proceeds on loans, credits and promissory notes		30,489	16,534	10,135
Cancellation of debentures and bonds	(Note 13)	(1,668)	(3,697)	(1,791)
Repayments of loans, credits and promissory notes		(22,235)	(9,324)	(8,050)

Net cash flow from (used in) financing activities	(Note 23)	14,572	(435)	(3,937)

Effect of foreign exchange rate changes on collections and payments		(372)	166	74

Effect of changes in consolidation methods and other non-monetary effects		28	10	(36)

NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR		1,590	1,288	424

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		2,202	914	490

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	(Note 13)	3,792	2,202	914

RECONCILATION OF CASH AND CASH EQUIVALENTS WITH THE BALANCE SHEET

BALANCE AT THE BEGINNING OF THE YEAR		2,202	914	490

Cash on hand and at banks		1,555	855	336

Other cash equivalents		658	59	154

Bank overdrafts (1)		(11)

BALANCE AT THE END OF THE YEAR	(Note 13)	3,792	2,202	914

Cash on hand and at banks		2,375	1,555	855

Other cash equivalents		1,417	658	59

Bank overdrafts (1)		—	(11)	—

Included under “Current liabilities — Interest-bearing debt” on the consolidated balance sheet
The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements

TELEFÓNICA GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2006	2005	2004

Gain (loss) on available-for-sale investments		584	(80)	111
Gain (loss) on cash flow hedges		10	(126)	(275)
Translation differences		(407)	2,577	(316)
Actuarial gains and losses and impact of asset ceiling for defined benefit pension plans		112	—	—
Share of income (loss) recognized directly in equity of associates		(153)	(50)	(95)
Tax effects of items recognized directly in equity		(138)	73	90

Net income (loss) recognized directly in equity		8	2,394	(484)

Profit for the year		6,579	4,827	3,486

Total income and expense recognized in the year	(Note 12)	6,587	7,221	3,001

Attributable to:
Equity holders of the parent	(Note 12)	6,346	6,397	2,699
Minority interests	(Note 12)	241	824	302

		6,587	7,221	3,001

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED
ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2006
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “the Group” or “the Company”) operating mainly in the telecommunications, media and entertainment industries.

The parent company of this Group is Telefónica, S.A. (“Telefónica”), incorporated on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix IV lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, registered offices, equity and results at year end, gross carrying amount, contribution to reserves of the Consolidated Group and the consolidation method used.

Corporate structure of the Group

Telefónica’s basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group has designed a regional, integrated management model based on three business areas by geographical market and combining the wireline and wireless telephony businesses:
–	Telefónica Spain

–	Telefónica Latin America

–	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

A more detailed breakdown of the activities carried out by the Group is provided in Note 4.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group, which were prepared in accordance with the International Financial Reporting Standards (IFRS) to give a true and fair view of the equity, financial position, results of operations and cash flow obtained and used in 2006. The figures in these consolidated financial statements are and notes thereto expressed in millions of euros unless indicated otherwise. The euro is the Group’s functional currency.

The accompanying consolidated financial statements for the year ended December 31, 2006 were prepared by the Company’s Board of Directors at its meeting on February 28, 2007 and will be submitted for approval at the General Shareholders’ Meeting. The Board expects them to be approved without any modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare the financial statements for 2006, 2005 and 2004.

Comparative information and changes in the consolidation scope

The main changes in the consolidation scope affecting comparability of the consolidated information for 2006 and 2005 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years) are as follows:
a)	Acquisition of O2:

On January 23, 2006, Telefónica, S.A. stated that it had complied with all the requirements of the offer for full takeover of O2 plc made on November 21, 2005, finalizing the acquisition of 100% of the company’s shares.

Meanwhile, on February 7, 2006, O2 plc announced the beginning of the process to delist O2 plc from the London Stock Exchange. The stock was delisted on March 7, 2006.

The acquisition of the O2 Group cost 26,135 million euros (17,887 million pounds sterling) (see Note 5). The Telefónica Group’s financial statements for the year ended December 31, 2006 include the results of O2 plc and subsidiaries (the O2 Group) from February 1, 2006. The Telefónica Group includes the O2 Group in the consolidation scope using the full consolidation method from January 31, 2006.

b)	Merger with Telefónica Móviles, S.A.

On July 29, 2006, Telefónica, S.A. merged with Telefónica Móviles, S.A., via the exchange of four shares of Telefónica, S.A. par value of 1 euro, for every five shares of Telefónica Móviles, S.A. a par value of 0.5 euros. Accordingly, Telefónica delivered 244,344,012 of its treasury shares to the shareholders of Telefónica Móviles, S.A., representing approximately 7.08% of its share capital (see Note 5).

c)	Colombia de Telecomunicaciones, S.A. (Coltel)

In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia Telecom, S.A. ESP in public tender for 289 million euros (see Note 5). The Telefónica Group now consolidates this company using the full consolidation method.

d)	Sale of Telefónica Publicidad e Información, S.A. (TPI)

In July 2006, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of the share capital, for a total amount of 1,838 million euros (see Note 18). The gain on the disposal, which amounted to 1,563 million euros, and the results contributed by the TPI Group through June 30, 2006 are recognized under “Profit after taxes from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, to make the historical information comparable, the Telefónica Group’s 2005 and 2004 financial statements was restated to present the results of the TPI Group under the same heading (see Note 18).
Comparability of information due to changes in the definition of segments

As agreed at the Board of Directors’ Meeting held July 26, 2006, the Telefónica Group has modified the segment reporting with respect to the 2005 annual accounts, adapting it to the new regional management model (see Note 4).

(3)	VALUATION CRITERIA

The main valuation methods used in preparing the 2006, 2005 and 2004 consolidated financial statements were as follows:
a)	Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:

1. Capital and reserves, which were translated at historical exchange rates.

2. Income statements, which were translated at the average exchange rates for the year.

Goodwill and balance sheet items remeasured to fair value when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the year-end exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated balance sheets, net of the portion of said differences attributable to minority interests, which is shown under “Equity — Minority interests.” When a foreign operation is sold, totally or partially, cumulative translation differences since January 1, 2004 -the IFRS transition date- recognized in equity are taken proportionally to the income statement as part of the gain or loss on the disposal.

b)	Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are included in income for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign operations that are designated as hedges of foreign currency risk to which these investments are exposed, and exchange gains or losses on intra-group loans considered part of investment in a foreign operation, which are recorded under “Translation differences” in the consolidated balance sheet (see Note 3 i).

c)	Goodwill

For acquisitions ocurring after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary, associate or joint venture. After the initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated balance sheets include goodwill on consolidation, net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries and their net asset carrying amount plus increases in the fair value of assests and liabilities acquired.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined based on analysis of the recoverable amount of the cash-generating unit (or group of cash generating units) to which the goodwill is allocated when it arises. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

d)	Intangible assets

“Intangible assets” are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever there is an indication that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).

The Company’s management reviews the indefinite useful life classification of these assets each year.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Research and development expenses

Research costs are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.

Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of the intangible asset, whether it will be available for internal use or for sale, its estimated date of completion and its ability to use or sell the asset and how the asset will generate future economic benefits.

As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually, and more frequently if there are indications that carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

Administrative concessions

These relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telephony services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from the moment commercial exploitation commences.

Customer portfolio

This represents the allocation of acquisition costs attributable to customer relationships acquired in business combinations. It is recognized as expense over the estimated remaining period of the customer relationship.

Industrial property and software

These items are stated at cost and are amortized on a straight-line basis over their useful life, generally estimated at three years.

e)	Property, plant and equipment

Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as “Internal expenditures capitalized” under “Other income.” Cost includes, where appropriate, the initial estimate of decommissioning, withdrawal and site reconditioning costs when they correspond to obligations arising as a result of the use of the related assets.

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

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount at each year end, whenever there are indicators that the assets’ carrying amount may not be fully recoverable through the generation of sufficient revenues to cover all the costs and expenses. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

The Group’s subsidiaries depreciate their property, plant and equipment once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of
estimated
useful life

Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
Estimated residual values and the depreciation methods and schedules are reviewed at each balance sheet date and adjusted prospectively, where appropriate.

f)	Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are evaluated at each balance sheet date for indications of impairment losses. Wherever such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates recoverable value as the higher of fair value less costs to sell or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the time value of money and risks specific to the asset. An asset is considered to be impaired when its recoverable amount is less than its carrying amount. In this case, the carrying amount is restated to recoverable amount and the resulting loss is taken to the income statement. Future depreciation charges are adjusted for the new carrying amount for the asset’s remaining useful life. The Company carries out asset impairment tests on an individual basis, except when the cash flows generated by the assets are not independent of those generated by other assets (cash-generating units).

When indications of an impairment reversal exist, the corresponding asset’s recoverable amount is recalculated. A previously recognized impairment loss is only reversed if there has been a change in the estimates used to calculate the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and future depreciation charges are adjusted to the asset’s revised carrying amount. Goodwill impairment losses may not be reversed in subsequent years.

The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. , These business plans generally cover five years at expected growth rate and keeping this rate constant from the fifth year.

Pre-tax discount rates are applied that include country and business risk. The Company used the following rates in 2006:

WACC

Businesses in Spain	7% - 10.6%
Businesses in Latin America	7.7% - 17.6%
Businesses in Europe	7.2% - 9.1%
g)	Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the life of the lease.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the reduction of the lease liability and the finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income over the lease term.

h)	Investments in associates

The Telefónica Group’s investments in companies in which it has significant influence, but which are neither a subsidiary nor a joint venture, are accounted for under the equity method of accounting. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in equity.

i)	Financial assets and liabilities

Financial assets

All conventional way purchases and sales of financial assets are recognized on the balance sheet on the trade date, i.e., when the Group assumes the commitment to purchase or sell such assets. On initial recognition, the Telefónica Group classifies its financial instruments into four categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Where appropriate, the Group re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category “financial assets at fair value through profit or loss” and presented as current assets. All derivatives fall under this category, unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases, thereby providing more meaningful information. Also in this category are financial assets for which an investment and disposal strategy have been designed based on their fair value. Financial assets included in this category are recorded at fair value and are measured again at subsequent reporting dates at fair value, with any realized or unrealized losses or gains taken to the income statement.

Financial assets with a fixed maturity that the Company has the positive intention and ability (legal and financial) to hold until then are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement . Financial assets falling into this category are carried at amortized cost using the effective interest rate method, with gains and losses recognized in the income statement at settlement or upon impairment, as well as due to scheduled amortization.

Financial assets which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These instruments are recorded as “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Available-for-sale investments are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity at each closing date until the asset is derecognized or is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is brought to the income statement. Dividends from available-for-sale shareholdings are taken to the income statement once the Company’s has the right to receive said dividend. Fair value is determined in accordance with the following criteria:
1.	Listed securities on active markets:

Fair value is considered to be the market value on the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by referring to comparable transactions. When fair value cannot be determined reliably, these investments are carried at cost.
Loans and receivables include financial assets that are not traded on organized markets and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are taken to the income statement when the assets are derecognized or determined to be impaired, as well as due to scheduled amortization.
Financial instruments are subject to impairment testing at each balance sheet date. If there is objective evidence that an impairment loss on financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future losses that have not been incurred), discounted at the financial asset’s original effective interest rate. If there is objective evidence that an available-for-sale financial instrument is impaired, an amount comprising the difference between its cost (net of any principal payments and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement.
Financial assets are only fully or partially derecognized where:
1.	The rights to receive cash flows from the asset have expired.

2.	The Company has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.	The Company has transferred its rights to receive cash flows from the asset to a third party, transferring substantially all the risks and rewards of the asset.

Trade receivables
Trade receivables are recognized at original invoice amount less an allowance for uncollectible amounts. A provision is made when there is objective evidence that the Group will not be able to collect the debts. The provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, short-term commercial bills are not discounted.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with a maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.
For the purpose of the consolidated cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.
Preferred Stock
Preference shares are classified as a liability or equity instrument depending on the issuance terms. A preference share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principal repayment or dividend payment, whereas it is recorded as a financial liability on the balance sheet whenever the Telefónica Group does not have the right to avoid cash payments.
Interest-bearing debt
These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing debt is subsequently measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the balance sheet date.
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.
Derivatives financial instruments and hedge accounting
Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are each subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and liabilities when fair value is negative.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
The Group designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure of changes in the fair value of a recognized asset or liability;

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or

3.	Hedges of net investment in a foreign operation.
A hedge of a foreign currency risk of a firm commitment is accounted for as either a fair value or a cash flow hedge.
Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.
Changes in fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is recognized directly in income. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a way similar to cash flow hedges.
The application of the company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet are not strictly IFRS compliant for hedge accounting. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of the derivatives are taken directly to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.
From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. This documentation includes identification of the hedge instrument, the hedged asset, liability or transaction and the nature of the risk hedged. In addition, it states the manner in which hedge effectiveness, i.e. the extent to which the hedge instrument offsets any changes in the underlying hedged item’s fair value or cash flows that can be attributed to the risk hedged, is measured. Its effectiveness is measured, prospectively and retroactively, both at the beginning of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. In these instances, gains or losses accumulated in equity are not recognized in income until the hedged transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to income.

The fair value of derivative financial instruments used for hedging purposes is detailed in Note 13. In addition, the statement of recognized income and expense provides a detail of the movements in gains and losses from cash flow hedges.

The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

j)	Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.

Obsolete, defective or slow-moving inventories have been reduced to estimated net realizable value. The recoverable amount of inventory is calculated based on the inventory’s age and turnover.

k)	Treasury shares

Treasury shares are stated at cost and are a reduction to equity. Any gain or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments is recognized directly in equity.

l)	Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined benefit pensions are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses are recognized directly in the statement of recognized income and expense.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are taken to the income statement as accrued (see Note 19).

The Group’s main commitments in this regard are detailed in Note 15.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding subsequent increase in the provision is recorded as a interest expense.

m)	Share-based payments

The Group has compensation plans linked to the market value of its shares (see Note 20), providing employees share options. Certain compensation plans are settled in cash or shares, at the option of the beneficiary, while others are settled via the delivery of shares.

The following criteria are applied to share-based payment schemes granted after November 7, 2002:

Option plans that can be cash-settled or equity-settled at the option of the employee are recognized at the fair value on the grant date and dividend into the liability and equity components of the compound instrument granted. Considering the terms and conditions of the share option plan, the fair value of both components is the same and, accordingly, the accounting treatment of plans of this nature is that established for cash-settled transactions. In these, the total cost of the rights granted is expensed over the vesting period with recognition of a corresponding liability. The total cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Company reviews its estimate of fair value and the number of options it expects to be exercised, remeasuring the liability, with any changes in fair value recognized in profit or loss.

For equity-settled share option plans, fair value at the grant date is measured using a binomial or benchmark securities models. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to be exercised, with a corresponding adjustment to equity.

For the remaining share-based compensation schemes granted prior to November 7, 2002, the measurement criteria applied before application of IFRS 2 are applied, consisting of recording a provision evenly throughout the duration of the plan based on the best estimate of the net future expenditure required to settle the obligation in accordance with its terms and conditions.

n)	Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations (see Note 17).

The corporate income tax expense of each year includes both current and deferred taxes, if any.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the balance sheet date.

Deferred taxes are calculated based on a balance sheet analysis of the temporary differences generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to differences between the tax bases and carrying amounts of plant, property and equipment, intangible assets, non-deductible provisions as well as differences in the fair value and tax bases of net assets acquired in a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the balance sheet date.

Deferred tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and the necessary adjustments are made if there is uncertainty as to their recoverability. In addition, at each balance sheet date deferred tax assets not previously recognized are reviewed to determine whether and therefore should be recognized that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

Income tax relating to items recognized in equity is recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o) Revenues and expenses

Revenue and expenses are recognized in the income statement based on an accrual basis; i.e., at the moment the delivery of goods or services represented by them are exchanged , regardless of when actual payment or collection occurs.

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services, such as value-added services (e.g. text messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) include an initial call establishment fee plus a rate per call, which varies depending on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables”. Substantially all prepaid cards have expirations periods of less than 12 months, and any deferred revenue related to prepaid cards is immediately recognized in the income statement when prepaid phone cards expire, as at such time the company no longer has an obligation to provide services.

Revenue from traffic services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Regular fees are taken to the income statement on a straight-line basis over the related service period. Equipment leases and other services are taken to profit or loss as when they are rendered.

Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. These points can be exchanged for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”

Bundled packages, which include different elements are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each component. Total package revenue is split among the identified components based on their respective fair values (i.e. the fair value of each component relative to the total fair value of the package).

As connection or initial call establishment fees are not refundable, they may not be separated as identified components of this type of package. Any amount received from the customer for this concept is assigned to the other components delivered. However, amounts that are contingent upon delivery of other components that have not been delivered may not be assigned to the other components delivered.

All expenses related to mixed promotional packages are taken to the income statement as incurred.

p)	Use of estimates

The main assumptions made and other key sources of uncertainty in the estimates made at the balance sheet date that could have a significant impact on the carrying amounts of assets and liabilities within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of property, plant and equipment and intangible assets includes the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates, for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the corresponding loss is taken to the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also includes the use of assumptions and estimates and requires a significant amount of judgment.

Deferred tax assets and liabilities
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over of the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred taxes, as well as estimates of taxable earnings, which are based on internal projections and are continuously updated to reflect the latest trends.
The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.
Provisions
Provisions are recognized when the Group has a present obligation as a result of a past event, that it is probable an outflow of resources will be required and the amount of the liability can be measured reliably. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the future outflow of resources required to settle the obligation, bearing in mind all available information at the balance sheet date, including the opinions of independent experts such as legal counsel or consultants.
Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.
Revenue recognition
Connection fees
Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenues over the average estimated customer relationship period.
The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Promotional offers and packages that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element.

Total package revenue is split among the identified components based on their respective fair values.

Determining fair values for each identified component requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the components and income in future years.

q)	Consolidation methods

The consolidation methods applied are as follows:
–	Full consolidation of companies for which the Company has control, either by exercising effective control or by virtue of agreements with the other shareholders.

–	Proportionate consolidation for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated line by line into the consolidated financial statements.

–	Equity consolidation for companies in which there is significant influence, but not control or joint control with third parties.
In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated on consolidation. The results generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.

The financial statements of the consolidated companies have the same financial year end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments are made on consolidation in order to present the consolidated financial statements on a uniform basis.

The consolidated income statement and consolidated cash flow statement include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company wasincorporated through year end.

Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those activities with identifiable operations and cash flows (for both operating and management purposes) and that represent a significant line of business or geographic unit which has been disposed of or is available for sale.

The value of the share of minority interests in the equity and earnings of the fully consolidated subsidiaries is presented under “Minority interests” on the consolidated balance sheet and income statement, respectively (see Note 12).

r)	Acquisitions and disposals of minority interests

Acquisitions of equity investments and subsidiaries from minority interests

The Telefónica Group treats increases in equity investments in companies already controlled by the Group via purchases from minority shareholders by recognizing any difference between the acquisition price and the carrying amount of the minority interests participation as goodwill.

Disposals of investments in subsidiaries without relinquishing control:

In transactions involving the sale of participations in subsidiaries in which the Group retains control, the Telefónica Group applies the same treatment as that described for acquisitions of investments from minority interests.

This consists of derecognizing the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price is recognized as a gain or loss in the income statement.

s)	IFRS and IFRIC interpretations not yet effective

At the date of preparation of the consolidated financial statements, the following IFRS and IFRIC interpretations have been published but their application is not mandatory:

Mandatory
application:
financial years
Standards and amendments to standards		starting on or after

IFRS 7	Financial Instruments: Disclosures	January 1, 2007

IFRS 8	Operating Segments	January 1, 2009

Amendment to IAS 1	Presentation of Financial
	Statements – Capital Disclosures	January 1, 2007

Guidance for application of amended IFRS 4		January 1, 2007

Mandatory
application:
financial years
Interpretations		starting on or after

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Information in Hyperinflationary Economies	March 1, 2006

IFRIC 8	Scope of IFRS 2 Share-based Payment	May 1, 2006

IFRIC 9	Reassessment of Embedded Derivatives	June 1, 2006

IFRIC 10	Interim Financial Reporting and Impairment	November 1, 2006

IFRIC 11	Group and Treasury Share Transactions	March 1, 2007

IFRIC 12	Service Concession Arrangements	January 1, 2008
The Group believes that the first-time adoption of the aforementioned standards, amendments and interpretations will not have a significant impact on its financial statements.

(4)	SEGMENT REPORTING

At its meeting of July 26, 2006, the Board of Directors of Telefónica agreed to restructure the Company’s management to adapt to a new regional, integrated management model.

The acquisitions of Telefónica O2 Czech Republic, a.s. in 2005 and O2 plc. in 2006 increased the size of the Group’s European operations relative to the rest of the markets in which it operates.

In addition, combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.

This vision prompted the Group to create three operating segments: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.

Telefónica Spain oversees the wireline and wireless telephony, broadband and data businesses in Spain.

Telefónica Latin America oversees the same businesses in Latin America.

Telefónica Europe oversees the wireline, wireless, broadband and data businesses in the UK, Germany, the Isle of Man, Ireland, the Czech Republic and the Slovak Republic.

The Telefónica Group is also involved in the media and contact center activities through investments in Telefónica de Contenidos and Atento.

The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed of the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment.
Inter-segment transactions are carried out at arm’s length prices.
Key information by geographic segment:

	2006

				Other & inter-
	Telefónica	Telefónica	Telefónica	group
Millions of euros	Spain	Latin America	Europe	eliminations	Total

External sales	19,565	17,932	13,124	2,280	52,901
Inter-segment sales	186	156	35	(377)	—
Other operating income and expenses	(11,104)	(11,517)	(9,451)	(1,703)	(33,775)

OIBDA	8,647	6,571	3,708	200	19,126

Depreciation and amortization	(2,533)	(3,671)	(3,399)	(101)	(9,704)

OPERATING INCOME	6,114	2,900	309	99	9,422

Financial income (expense)					(2,734)
Share of profit (loss) of companies accounted for by the equity method (Note 9)					76
Corporate income tax					(1,781)
Profit after taxes from discontinued operations (Note 18)					1,596
Minority interests (Note 12)					(346)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					6,233

INVESTMENT IN PP&E	2,304	2,811	2,552	343	8,010

INVESTMENT IN ASSOCIATES	57	20	—	882	959

ALLOCATED ASSETS	30,790	37,705	41,651	(1,164)	108,982

ALLOCATED LIABILITIES	20,855	23,674	10,021	34,431	88,981

	2005

				Other & inter-
	Telefónica	Telefónica	Telefónica	group
Millions of euros	Spain	Latin America	Europe	eliminations	Total

External sales	18,936	15,256	1,308	1,883	37,383
Inter-segment sales	169	133	8	(310)	—
Other operating income and expenses	(10,235)	(9,876)	(819)	(1,397)	(22,327)

OIBDA	8,870	5,513	497	176	15,056

Depreciation and amortization	(2,804)	(3,461)	(364)	(64)	(6,693)

OPERATING INCOME	6,066	2,052	133	112	8,363

Financial income (expense)					(1,628)
Share in profit (loss) of companies accounted for by the equity method (Note 9)					(128)
Corporate income tax (Note 12)					(1,904)
Profit after taxes from discontinued operations (Note 18)					124
Minority interests					(381)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					4,446

INVESTMENT IN PP&E	2,134	2,664	145	525	5,468

INVESTMENT IN ASSOCIATES	48	26	—	1,590	1,664

ALLOCATED ASSETS	28,969	37,714	6,993	(502)	73,174

ALLOCATED LIABILITIES	22,337	23,088	1,511	10,080	57,016

	2004

				Other & inter-
	Telefónica	Telefónica	Telefónica	group
Millions of euros	Spain	Latin America	Europe	eliminations	Total

External sales	17,841	9,859	285	1,824	29,809
Inter-segment sales	102	129	6	(237)	—
Other operating income and expenses	(9,235)	(6,199)	(297)	(2,061)	(17,792)

OIBDA	8,708	3,789	(6)	(474)	12,017

Depreciation and amortization	(3,044)	(2,430)	(14)	(154)	(5,642)

OPERATING INCOME	5,664	1,359	(20)	(628)	6,375

Financial income (expense)					(1,633)
Share in profit (loss) of companies accounted for by the equity method					(50)
Corporate income tax (Note 12)					(1,451)
Profit after taxes from discontinued operations (Note 18)					245
Minority interests					(310)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					3,176

The headings in the tables above were selected to reflect the main factors affecting management and strategic decisions in each segment.
The Telefónica Group not only conducts its business based on geographic segments, but in 2006 also monitored its activities by business line to maximize the efficiency of its operations in each region.
Key information by business segment:

			Investments
2006	External sales	Total assets	in PP&E

Wireline telephony in Spain (1)	11,231	18,653	1,555
Wireless telephony (2)	17,019	30,245	2,275
Wireline telephony in Latin America (3)	9,153	21,006	1,285
Telefónica Europe (4)	13,124	41,651	2,552
Other and inter-group eliminations	2,374	(2,573)	343

Total	52,901	108,982	8,010

			Investments
2005	External sales	Total assets	in PP&E

Wireline telephony in Spain (1)	11,019	18,529	1,405
Wireless telephony (2)	15,068	26,934	2,330
Wireline telephony in Latin America (3)	7,902	20,936	1,061
Telefónica Europe (4)	1,308	6,993	145
Other and inter-group eliminations	2,086	(218)	527

Total	37,383	73,174	5,468

2004	External sales

Wireline telephony in Spain (1)	10,632
Wireless telephony (2)	10,313
Wireline telephony in Latin America (3)	6,506
Telefónica Europe (4)	285
Other and inter-group eliminations	2,073

Total	29,809

(1)	Wireline telephony in Spain

(2)	Wireless telephony in Spain and Latin America

(3)	Wireline telephony in Latin America

(4)	Business, mainly wireless, of the O2 Group, Telefónica O2 Czech Republic, a.s. and T. Deutschland in 2005

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTERESTS

Business combinations:

As indicated in Note 2, from February 1, 2006, the Telefónica Group has included the financial statements of O2 plc. following the acquisition which began in 2005 and was completed on January 23, 2006.

O2 plc. mainly engages in the provision of wireless telephony services in the UK, Germany and Ireland.

In 2006, the purchase price was allocated to the assets acquired and the liabilities assumed.

These amounts were determined using various measurement methods by type of asset and/or liability and based on the best information available. In addition, advice was given by independent experts in the determination of the fair values.

The methods and assumptions used to determine the fair values were the following:

Licenses

The fair value was determined using the Greenfield method which consists of measuring an asset based on the valuation of a hypothetical newly created company that starts its business with no assets except the asset being measured. Since the hypothetical company has no other assets, the value of the license must equal enterprise value.

A combined business plan is drawn up considering the available licenses as one asset, as the net cash flows cannot be determined individually for each license.

This conclusion is based on the following assumptions: on the customer’s indiscriminate use of the various networks without receiving itemized bills for the use of each network, no differentiation is made between voice revenues, innovations gradually reducing the technological separation between the different licenses, and the same infrastructure is used, managed and evaluated as an integrated operation.
Customer base
The customer base was measured using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the present value of the future cash flows of the future economic benefits attributable to the customer base. To estimate the remaining useful life of the customer base, we analyzed the life of the customer relationship using a churn method based on actuarial techniques.
The aim of our analysis of lives is to estimate a survival curve that predicts future churn rates related to the current customer base. A typical analysis begins with determining a partial trend curve based on a historical study of customer retention data. These curves are compared to studies of standard complete survival curves obtained from in-depth studies of trends. The comparison allows us to determine which of the standard trends more closely resembles our customer base and then to assign it a remaining useful life.
Trademark
The fair value of the trademark was measured according to the “relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property. In other words, the owner of the trademark obtains a benefit for owning the intangible asset, rather than having to pay royalties for its use. The royalties saving is determined by applying a market royalty rate (expressed as a percentage of income) to the future expected revenues from the sale of the product or service related to the intangible asset. The market royalty rate, normally expressed as a percentage of net income, is the rate a knowledgeable, willing owner would charge a knowledgeable, willing user for use of the asset in an arm’s length transaction.
Property, plant and equipment
These assets were measured using the depreciated replacement cost method, which measures the asset by the sum of the costs necessary to replace the asset. The estimate of the replacement cost is based on the price of the asset, including its installation.

This process led to the identification of the fair values of the acquired companies’ assets and liabilities. The historical carrying amounts, fair values, goodwill and acquisition costs of the assets and liabilities acquired in this process were the following:

	O2 plc. Group
	Carrying
Millions of euros	amount	Fair value

Intangible assets	6,320	14,463
Goodwill	4,691	N/A
Property, plant and equipment	6,003	5,743
Other non-current assets	1	825
Other current assets	3,615	3,615

Financial liabilities	(2,101)	(2,170)
Deferred tax liabilities	(29)	(2,466)
Other liabilities and current liabilities	(3,191)	(3,191)

Net asset value	15,309	16,819
Acquisition cost		26,135

Goodwill (Note 7)		9,316

The impact of this acquisition on cash and cash equivalents was the following:

Millions of euros	O2 plc. Group

Cash and cash equivalents of the companies acquired	1,316

Cash paid in the acquisition plus related costs	26,135

Total net cash outflow	24,819

24,869 million euros of the acquisition cost of the O2 Group was paid in 2006 and the remainder was paid in 2005.
In addition, the Company acquired 50% plus one share of the Colombian wireline operator, Colombia de Telecomunicaciones, S.A. ESP, and signed a commitment to acquire the remaining shares. The purchase price allocation is as follows.

	Colombia de
	Telecomunicaciones, S.A., ESP
	Carrying
Millions of euros	amount	Fair value

Intangible assets	155	160
Goodwill	—	—
Property, plant and equipment	880	880
Other non-current assets	485	485
Other current assets	588	588

Financial liabilities	(1,881)	(1,881)
Deferred tax liabilities	343	343
Other liabilities and current liabilities	(757)	(757)

Net asset value	(187)	(182)
Commitment to acquire minority interests (see Note 21)		(289)

Acquisition cost		289

Goodwill (Note 7)		760

The impact of this acquisition on cash and cash equivalents was the following:

Colombia de
Telecomunicaciones,
Millions of euros	S.A., ESP

Cash and cash equivalents of the company acquired	328

Cash paid in the acquisition plus related costs	289

Total net cash inflow	(39)

Since the acquisition date, O2 plc. and Colombia de Telecomunicaciones, S.A., ESP have contributed 73 million and 100 million euros, respectively, to operating income.
The unallocated portion of the purchase price after the purchase price allocation is recognized as goodwill in the accompanying consolidated balance sheet and relates to the economic benefits the acquired company is expected to generate in the future, in addition to other non-identifiable elements , such as workforce, geographic expansion and potential synergies arising from the merger of its operations with those of the Group.
In 2005 Telefónica acquired 69.41% of wireline and wireless operator Telefónica O2 Czech Republic, a.s., as well as BellSouth’s wireless operators in Chile and Argentina.

The historical carrying amounts and fair values of the assets and liabilities acquired, the acquisition cost and the goodwill arising from these acquisitions at the acquisition dates were as follows:

	Telefónica O2 Czech Republic, a.s
	Carrying
Millions of euros	amount	Fair value

Intangible assets	351	1,533
Goodwill	444	N/A
Property, plant and equipment	3,091	3,087
Non-current financial assets	10	10
Other current assets	376	379

Non-current trade payables	(438)	(517)
Deferred tax liabilities	(202)	(474)
Current liabilities	(585)	(542)
Change in equity June — September	—	42

Net asset value	3,047	3,518
Minority interests	932	1,212
Acquisition cost		3,663

Goodwill (Note 7)		1,357

The carrying amounts of the assets and liabilities acquired from BellSouth operators in Chile and Argentina and the goodwill generated after the purchase price allocation to the fair value recognition of all assets and liabilities assumed in the acquisition, were as follows:

	BellSouth operators in Chile
	and Argentina
	Carrying
Millions of euros	amount	Fair value

Intangible assets	127	212
Property, plant and equipment	322	155
Non-current financial assets	3	3
Deferred tax assets	128	128
Current assets	330	287

Non-current trade payables	(110)	(110)
Deferred tax liabilities	(121)	(112)
Current trade payables	(421)	(421)
Current provisions	(71)	(71)

Net asset value	187	71
Acquisition cost		837

Goodwill		766

Pro-forma figures for 2006 and 2005 assuming these acquisitions at the beginning of the year:

Millions of euros (unaudited figures)	2006	2005

Revenues	53,819	49,434
Profit for the year	6,346	5,168
Basic earnings per share (€/share)	1,33	1,06

Acquisitions of minority interests:
The merger between Telefónica, S.A. and Telefónica Móviles, S.A. was completed in July 2006. The transaction resulted in the acquisition of the 7.08% of Telefónica Móviles, S.A. held by minority interests (see Note 2).
The difference between the company’s equity and the market value used to determine the exchange ratio was 2,998 million euros , and is recognized in “Goodwill” in the accompanying 2006 consolidated balance sheet (Note 7).

(6)	INTANGIBLE ASSETS

The detail of the movements in intangible assets in 2006 and 2005 was the following:

	Millions of euros
							Exclusion
	Balance at				Translation	Inclusion of	of	Balance at
	12/31/05	Increases	Decreases	Transfers	differences	companies	companies	12/31/06

Cost:
Development costs	1,338	96	—	(1)	(3)	—	—	1,430
Administrative concessions	6,027	18	(82)	90	(236)	6,919	(3)	12,733
Industrial property and software	5,620	846	(168)	421	(104)	828	(110)	7,333
Customer base	1,533	—	—	—	71	4,591	—	6,195
Other intangible assets	399	272	(39)	(333)	100	2,340	(5)	2,734

Total gross intangible assets	14,917	1,232	(289)	177	(172)	14,678	(118)	30,425

Accumulated amortization:
Development costs	1,257	73	—	—	—	—	—	1,330
Administrative concessions	1,686	731	(80)	(4)	(45)	—	(3)	2,285
Industrial property and software	3,742	1,186	(158)	3	(78)	—	(74)	4,621
Customer base	307	695	—	—	(29)	—	—	973
Other intangible assets	43	393	(38)	(4)	66	—	(5)	455

Total accumulated amortization	7,035	3,078	(276)	(5)	(86)	—	(82)	9,664

Provisions for impairment	5	—	(2)	—	—	—	—	3

Net intangible assets	7,877	(1,846)	(11)	182	(86)	14,678	(36)	20,758

	Millions of euros
	Balance at				Translation	Inclusion of	Balance at
	12/31/ 04	Increases	Decreases	Transfers	differences	companies	12/31/05

Cost:
Development costs	1,282	93	(1)	(48)	5	7	1,338
Administrative concessions	4,637	49	(2)	(46)	1,019	370	6,027
Industrial property and software	4,176	722	(46)	215	343	210	5,620
Customer base	270	—	—	81	59	1,123	1,533
Other intangible assets	459	213	(65)	(309)	62	39	399

Total gross intangible assets	10,824	1,077	(114)	(107)	1,488	1,749	14,917

Accumulated amortization:
Development costs	1,178	81	(1)	(1)	—	—	1,257
Administrative concessions	1,089	338	(2)	1	260	—	1,686
Industrial property and software	2,786	820	(55)	(32)	223	—	3,742
Customer base	31	236	—	22	18	—	307
Other intangible assets	58	19	(36)	(38)	40	—	43

Total accumulated amortization	5,142	1,494	(94)	(48)	541	—	7,035

Provisions for impairment	8	1	(0)	(5)	1	—	5

Net intangible assets	5,674	(418)	(20)	(54)	946	1,749	7,877

The significant changes in 2006 correspond to the inclusions of the O2 Group and Colombia de Telecomunicaciones, S.A., ESP in the consolidation scope, which led to increases in the cost of the assets of 14,463 million and 160 million euros, respectively (see Note 5).
“Decreases” includes the disposal of the TPI Group for 188 million euros of intangible assets and 82 million euros of accumulated amortization.
In “Increases,” the main additions in both years relate to investments in software.

“Inclusion of companies” in 2005 mainly correspond to the addition of Telefónica O2 Czech Republic, s.a. (previously Cesky Telecom, s.a.) assets, representing 1,533 million euros increase (see Note 5).

The inclusions of Telefónica Móviles Chile, S.A. and Radiocomunicaciones Móviles, S.A. in 2005 led to an increase in costs of 212 million euros (see Note 5).

In 2006, Group companies capitalized 194 million euros (2005: 136 million euros) of intangible assets corresponding primarily to software development. The related projects may or may not have been fully completed.

At December 31, 2006 and 2005, the Company carried intangible assets related to indefinite useful lived assets of 125 million and 145 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina. They are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no impairment recognized in 2006 or 2005.

Intangible assets with a defined useful life are amortized on a straight-line basis over their estimated useful lives. Amortization charges in 2006 and 2005 amounted to 3,078 million and 1,494 million euros, respectively, of which 10 million and 18 million euros corresponded to assets related to discontinued operations.

(7)	GOODWILL

The movement in this heading assigned to each Group segment was the following:

Millions of euros
				Translation
	Balance at			differences and	Balance at
2006	12/31/05	Acquisitions	Disposals	other	12/31/06

Telefónica Spain	410	3,019	—	—	3,429
Telefónica Latin America	5,330	779	(2)	(684)	5,423
Telefónica Europe	1,836	9,430	—	203	11,469
Other	1,334	143	(67)	8	1,418

Total	8,910	13,371	(69)	(473)	21,739

Millions of euros
				Translation
	Balance at			differences	Balance at
2005	12/31/04	Acquisitions	Disposals	and other	12/31/05

Telefónica Spain	417	1	—	(8)	410
Telefónica Latin America	3,741	981	—	608	5,330
Telefónica Europe	431	1,357	—	48	1,836
Other	1,360	114	(179)	39	1,334

Total	5,949	2,453	(179)	687	8,910

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included in “Translation differences and other.”

Impairment tests completed by the Directors at year end 2006 and 2005 did not identify impairments to goodwill as the recoverable value was higher than carrying amount at year end.

2006

The main acquisitions of goodwill in 2006 related to the following companies:

Millions of euros

O2 plc Group (Note 5)	9,316
Telefónica Móviles Group (Note 5)	2,998
Colombia de Telecomunicaciones, S.A. (Note 5)	760
Others	297

Total	13,371

2005

The main acquisitions of goodwill in 2005 related to the following companies:

Millions of euros

Radiocomunicaciones Móviles, S.A. (Note 5)	547
Telefónica Móviles Chile Inversiones, S.A. (Note 5)	219
Telefónica O2 Czech Republic, a.s. (Note 5)	1,357
Other	330

Total	2,453

Disposals of goodwill in 2005 corresponds mainly to the disposal of 25% of Endemol N.V., as detailed in Appendix I.

(8)	PROPERTY, PLANT AND EQUIPMENT

The detail of the movement in “Property, plant and equipment” and accumulated depreciation in 2006 and 2005 was the following:

	Millions of euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/05	Additions	Disposals	companies	companies	differences	Transfers	12/31/06

Cost:
Land and buildings	9,392	153	(39)	395	(35)	(132)	1,227	10,961
Plant and machinery	67,284	2,506	(1,431)	5,208	(1)	(2,064)	1,749	73,251
Furniture, tools and other	3,564	593	(179)	422	(56)	(173)	174	4,345

Total PP&E in service	80,240	3,252	(1,649)	6,025	(92)	(2,369)	3,150	88,557
Construction in progress	1,676	3,208	(16)	750	—	(80)	(3,021)	2,517
Advance payments on PP&E	18	7	—	—	—	—	(10)	15
Installation materials	310	311	(27)	—	—	(11)	(238)	345

Gross PP&E	82,244	6,778	(1,692)	6,775	(92)	(2,460)	(119)	91,434

Accumulated depreciation:
Buildings	2,928	527	(16)	—	(17)	(96)	309	3,635
Plant and machinery	48,793	5,537	(1,342)	—	(1)	(1,472)	(344)	51,171
Furniture, tools and other	2,419	575	(159)	—	(42)	(137)	(75)	2,581

Total accumulated depreciation	54,140	6,639	(1,517)	—	(60)	(1,705)	(110)	57,387

Provisions for impairment	111	83	(32)	—	—	(3)	1	160

Net PP&E	27,993	56	(143)	6,775	(32)	(752)	(10)	33,887

	Millions of euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/04	Additions	Disposals	companies	companies	differences	Transfers	12/31/05

Cost:
Land and buildings	6,427	129	(98)	2,183	(1)	577	175	9,392
Plant and machinery	59,500	1,350	(2,219)	906	(5)	5,900	1,852	67,284
Furniture, tools and other	2,832	336	(262)	119	(1)	363	177	3,564

Total PP&E in service	68,759	1,815	(2,579)	3,208	(7)	6,840	2,204	80,240
Construction in progress	1,169	2,255	(2)	39	—	181	(1,966)	1,676
Advance payments on PP&E	9	8	—	5	—	1	(5)	18
Installation materials	264	313	(6)	9	—	9	(279)	310

Gross PP&E	70,201	4,391	(2,587)	3,261	(7)	7,031	(46)	82,244

Accumulated depreciation:
Buildings	2,374	389	(35)	—	(1)	211	(10)	2,928
Plant and machinery	42,524	4,440	(2,133)	—	(4)	3,953	13	48,793
Furniture, tools and other	2,017	394	(256)	—	(1)	274	(9)	2,419

Total accumulated depreciation	46,915	5,223	(2,424)	—	(6)	4,438	(6)	54,140

Provisions for impairment	93	42	(29)	—	—	9	(4)	111

Net PP&E	23,193	(874)	(134)	3,261	(1)	2,584	(36)	27,993

“Inclusion of companies” in 2006 mainly includes the inclusions of the O2, plc. Group and Colombia de Telecomunicaciones, S.A., ESP in the consolidation scope for 5,743 million and 880 million euros, respectively (see Note 5).

“Inclusion of companies” in 2005 include Telefónica O2 Czech Republic, a.s.’s assets for a gross amount of 3,087 million euros and those of Telefónica Móviles Chile, S.A. and Radiocomunicaciones Móviles, S.A. for a gross amount of 155 million euros (see Note 5).

“Exclusion of companies” in 2006 includes the removal of the TPI Group from the consolidation scope, for a gross amount of 92 million euros, and the accumulated depreciation of 60 million euros at the disposal date.

Among the main investments in 2006 and 2005 were additions by Telefónica de España, of 1,283 and 1,073 million euros, respectively. They were mostly to deplay ADSL. Service Telefónica de España posted a 37.6% increase in ADSL customer additions in 2006, ending the year with 3.7 million end users (compared to 2.7 million the year before). To achieve this, it had to enlarge the capacity of the RIMA network (high-performance IP network) in order to adapt the network to the new features of ADSL and enhance the provision of broadband services and integrated solutions. Also in 2006, Telefónica Spain began its network transformation, adapting existing loops to FTTx (fiber optic) technology in order to be able to offer new services.

Other additions in both years include the sharp increase in investment earmarked for the wireless business, due to the enlargement and rollout of the GSM networks in Latin America (mainly Brazil), and the UMTS networks in Spain and the O2 Group (621 million euros for these concepts since its inclusion in the Telefónica Group in February 2006).

“Translation differences” reflect the impact of exchange rate movements on opening balances. The effect of exchange rates on movements in the year is included in the appropriate column for each movement.

Depreciation in 2006 and 2005 based on the estimated useful lives of the assets (see Note 3.e) totaled 6,639 million and 5,223 million euros, respectively, of which 3 million and 6 million euros corresponded to assets related to discontinued operations, respectively.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

Additions in 2006 and 2005 also included in-house developments by Telefónica Group companies totaling 525 and 482 million euros, respectively, recorded under “Internal expense capitalized” (see Note 19).

The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2006 and 2005 were not significant.

Property, plant and equipment under capitallease at December 31, 2006 amounted to 1,205 million euros (see Note 22).

(9)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates

The detail of associates and key financial highlights are:

December 31, 2006	Millions of euros
					Profit
	%	Total	Total	Current	(loss) for		Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	Goodwill	amount	Fair value

Portugal Telecom, S.G.P.S., S.A. (Portugal) (1)	9.84%	13,788	11,035	4,708	527	569	761	1,106

Lycos Europe, N.V. (Netherlands)	32.10%	168	35	59	3	—	42	91

Médi Telecom, S.A. (Morocco)	32.18%	1,288	1,106	423	22	10	59	N/A

Hispasat, S.A.	13.23%	585	270	120	25	—	42	N/A

Sistemas Técnicos de Loterías del Estado, S.A. (Spain)	31.75%	89	12	55	5	—	24	N/A

Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (Spain)	50.00%	97	87	7	3	—	5	N/A

Mobipay España, S.A. (Spain)	13.36%	16	5	3	(3)	—	1	N/A

Ipse 2000, S.p.A. (Italy)	49.67%	41	634	—	(23)	—	—	N/A

Other	N/A	N/A	N/A	N/A	N/A	—	25	N/A

TOTAL		16,072	13,184	5,375	559	579	959	1,197

December 31, 2005	Millions of euros
					Profit
	%	Total	Total	Current	(loss) for		Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	Goodwill	amount	Fair value

Sogecable, S.A. (Spain)	23.83%	2,380	2,041	1,519	8	603	676	1,078

Portugal Telecom, S.G.P.S., S.A. (Portugal) (1)	9.84%	15,512	11,780	4,664	319	510	796	962

Lycos Europe, N.V. (Netherlands)	32.10%	172	45	58	(20)	—	41	114

Médi Telecom, S.A. (Morocco)	29.90%	1,155	991	391	26	10	53	N/A

Sistemas Técnicos de Loterías del Estado, S.A. (Spain)	31.75%	90	12	57	6	—	23	N/A

Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (Spain)	50.00%	92	82	7	3	—	5	N/A

Mobipay España, S.A. (Spain)	12.41%	12	9	—	(5)	—	—	N/A

Ipse 2000, S.p.A. (Italy)	46.44%	42	1,034	—	(1,223)	—	—	N/A

Other	N/A	N/A	N/A	N/A	N/A	—	70	N/A

TOTAL		19,455	15,994	6,696	(886)	1,123	1,664	2,154

(1)	Figures as of September 30.
Fair value was calculated based on the trading price of listed companies.

The detail of the movement in investments in associates in 2006 and 2005 was the following:

Investments in associates	Millions of euros

Balance at 12/31/04	1,651

Acquisitions	45
Disposals	(7)
Translation differences	74
Income (Loss)	(128)
Dividends	(36)
Transfers	65

Balance at 12/31/05	1,664

Acquisitions	1
Disposals	(188)
Inclusion of companies	7
Translation differences	(5)
Income (Loss)	76
Dividends	(43)
Transfers	(553)

Balance at 12/31/06	959

Additions at December 31, 2006 and 2005 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I).

In March 2006, Telefónica tendered shares in the takeover bid for Sogecable, reducing its equity ownership interest in the company from 23.83% to 17.26%. This transaction is included in “Disposals” for an amount of 188 million euros. The gain totaled 142 million euros (Note 19).

Subsequently, Sogecable held a capital increase suspending the pre-emptive subscription rights to allow Warner-Dalbergia to become a shareholder. This diluted Telefónica’s stake to 16.84%, while another capital increase held to cover its share option plans for company directors further diluted its stake to 16.75%, which Telefónica holds as of December 31, 2006 (see Appendix I).

Since these transactions took the equity interest to below 20%, Telefónica ceased consolidating Sogecable using the equity method, recognizing it in the accompanying consolidated financial statements as “Available-for-sale investments.” “Transfers” in 2006 include the impact of this change in the consolidation scope, for an amount of 502 million euros (see Note 13).

“Non-current financial assets” includes a long-term loan given to Medi Telecom for 71 million euros (78 million euros at December 31, 2005).

On January 31, 2006, the Italian Government informed Ipse 2000, S.p.A. of its decision to revoke the UMTS license granted to it in 2000. This impairment was recognized in the 2005 income statement and this investment was reduced to zero in the Group’s balance sheet. “Share of profit (loss) of associates” in 2005 includes the impact of this decision.

Joint ventures

On December 27, 2002, having complied with Brazilian regulatory provisions, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group by the proportionate method.

The contributions of Brasilcel, N.V. to the Telefónica Group’s 2006 and 2005 consolidated balance sheets and income statements are as follows:

	Millions of euros
	2006	2005

Current assets	915	1,242
Non-current assets	3,348	3,448
Current liabilities	1,071	1,132
Non-current liabilities	782	1,029
Operating revenue	2,077	1,955
Operating expenses	2,097	1,858
(10)	RELATED PARTIES

Significant shareholders:

The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. were the following:

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and its subsidiaries comprising its consolidated group:
•	Financing transactions arranged under market conditions, with approximately 490 million euros drawn down at December 31, 2006 (720 million euros at December 31, 2005).

•	Derivative transactions contracted at market conditions, for a total nominal amount of approximately 3,516 million euros at December 31, 2006 (3,320 million euros at December 31, 2005).

•	Guarantees granted by BBVA for approximately 18 million euros (16 million euros at December 31, 2005).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

•	The sale by Telefónica, S.A. to BBVA of its 33% stake in Uno e Bank, S.A. for 149 million euros payable in four installments of 37,125,000 euros in accordance with prior commitments between Telefónica and BBVA (see Note 21). The outstanding amount at December 31, 2006 was 111 million euros.

•	The deal signed between Telefónica and BBVA establishing the procedures and conditions for the integration of the BBVA group’s Spanish and international call center business in the Telefónica Group subsidiary, Atento. This commitment is detailed in Note 21.
Caja de Ahorros y Pensiones de Barcelona, La Caixa, and subsidiaries comprising its consolidated group:
•	Financing transactions arranged under market conditions, with approximately 356 million euros drawn down at December 31, 2006 (836 million euros at December 31, 2005).

•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 1 million euros.

•	The telecommunications services rendered by Telefónica Group companies to La Caixa group companies under market conditions.
Directors’ and senior executive compensation and other benefits

The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined at the Shareholders’ Meeting and shall remain in force until a resolution is adopted at the Shareholders’ Meeting to amend it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors. On April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees.

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

In 2006, the members of the Board of Directors of Telefónica, S.A. earned the following total compensation for discharging their duties as such: fixed payments of 4,266,554.49 euros (including the compensation earned as members of the Boards of Directors or of the advisory or control committees of other Telefónica Group companies) and attendance fees of 206,250.00 euros for attending the Board of Directors advisory committee meetings (including fees for attending Board advisory committee meetings of other Telefónica Group companies).

In their capacity as company executives the executive directors César Alierta Izuel, José María Álvarez-Pallete López (appointed director of Telefónica, S.A. on July 26, 2006), Peter Erskine (appointed director of Telefónica, S.A. on January 25, 2006), Luis Lada Díaz (who resigned as director on July 26, 2006), Julio Linares López, Mario E. Vázquez (who resigned as director on June 21, 2006) and Antonio Viana-Baptista received: 10,645,134.16 euros in salaries and variable compensation; 59,062.32 euros in Company contributions, as the sponsor of pension plans; and 433,807 euros in compensation in kind, which included life insurance premiums and the value of the 90,868 shares of Telefónica Móviles, S.A. granted to Antonio Viana-Baptista after exercising his share options (the MOS Plan), as indicated in the notification registered at the Comisión Nacional del Mercado de Valores (CNMV or the Spanish Securities Exchange Commission) on July 13, 2006.

In addition, related to the “Performance Share Plan” described in Note 20.e, the maximum number of shares corresponding to the first phase of the Plan (which began on July 1, 2006) to be delivered (from July 1, 2009) to each of the executive directors of Telefónica, S.A. if all the terms established for such delivery are met, is as follows: 129,183 shares to César Alierta Izuel, 62,354 to José María Álvarez-Pallete López, 181,762 to Peter Erskine, 65,472 to Julio Linares López, and 62,354 to Antonio Viana-Baptista.

The detail of the compensation and benefits received by Telefónica’s directors in 2006 is as follows:
               Board of Directors. Fixed payment for each director (euros):

Position	2006

Chairman	240,000.00
Vice Chairman	200,000.00
Directors: (*)
Executives	120,000.00
Non-independent external directors	120,000.00
Independent directors	120,000.00

(*):
•	José María Álvarez-Pallete López was appointed a director of Telefónica, S.A. on July 26, 2006. The fixed compensation received by him from this date is 50,000 euros.

•	Miguel Horta e Costa was a director of Telefónica, S.A. up to March 29, 2006. The fixed compensation received by him to that date was 40,000 euros.

•	Luis Lada Díaz was a director of Telefónica, S.A. up to July 26, 2006. The fixed compensation received by him to that date was 80,000 euros.

•	Mario E. Vázquez was a director of Telefónica, S.A. up to June 21, 2006. The fixed compensation received by him to that date was 90,050.58 euros.

Standing Committee. Fixed payment for each director forming part of the Standing Committee, by position (euros):

Position	2006

Chairman	80,000.00
Vice Chairman	80,000.00
Members	80,000.00
Directors receive no attendance fees for Board and Standing Committee meetings.

Other Board committees.
A)	Fixed payment for each director forming part of one of the Board committees, by position (euros):

Position	2006

Chairman	20,000.00
Members	10,000.00
B)	Total fees paid to directors in 2006 for attending meetings of the advisory or control committees (euros):

Committee	2006

Audit and Compliance	Attendance fee per meeting: 1,250.00
Number of meetings: 11
Total paid: 46,250.00

Appointments and Compensation, and Good	Attendance fee per meeting: 1,250.00
Governance	Number of meetings: 11
Total paid: 53,750.00

Human Resources and Corporate	Attendance fee per meeting: 1,250.00
Reputation	Number of meetings: 5
Total paid: 21,250.00

Regulation	Attendance fee per meeting: 1,250.00
Number of meetings: 10
Total paid: 45,000.00

Service Quality and Customer Service	Attendance fee per meeting: 1,250.00
Number of meetings: 4
Total paid: 12,500.00

International Affairs	Attendance fee per meeting: 1,250.00
Number of meetings: 3
Total paid: 18,750.00

Executive directors. The total paid to executive directors César Alierta Izuel, José María Álvarez-Pallete López (appointed director of Telefónica, S.A. on July 26, 2006), Peter Erskine (appointed director of Telefónica, S.A. on January 25, 2006), Luis Lada Díaz (who resigned as director on July 26, 2006), Julio Linares López, Mario E. Vázquez (who resigned as director on June 21, 2006) and Antonio Viana-Baptista received for performing their functions and group executives, by item (in euros), was the following:

Item	2006

Salary	5,236,697.21
Variable compensation	5,408,436.95
Compensation in kind	433,807.00
Contributions to pension plans	59,062.32
In addition, it should be noted that the non-executive directors do not receive and did not receive in 2006 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

The Company does not grant and did not grant in 2006 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

Finally, the six Company directors who are members of the Catalonia, Andalusia and Valencia advisory committees received a total 78,749.76 euros in 2006.

In 2006, the four directors who held positions of senior executives of the Company in December 2006 (in accordance with the provisions of Royal Decree-Law 377/1991 of March 15, directors are general managers or similar who perform senior management functions and report directly to the Management or Executive Committees or CEOs of the listed company), excluding those who are members of the Board of Directors, were paid a total compensation package of 5,697,833.26 euros. This amount includes the compensation paid from January to June 2006 to José María Álvarez-Pallete López, as he was appointed to the Board in July 2006.

In addition, the maximum number of shares corresponding to the first phase of the long-term incentive scheme approved by the shareholders in the Shareholders’ meeting held on June 21, 2006 to be delivered to the senior executives of the Company if all the established terms are met is 157,046 shares.

With respect to the company’s Pension Plan for Services Executives described in Note 19, at December 31, 2006, Telefónica, S.A. had made a total contribution of 11,279,303 euros for executive directors César Alierta, José María Alvarez-Pallete, Julio Linares and Antonio Viana-Baptista, and 4,571,434 euros for four senior directors.

Generally, senior executive contracts are associated with Executive Committee members and include a severance clause including three years of salary plus another year based on years of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.
Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties:
Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, a detail is offered below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them:

% of
Name	Investee	Activity	ownership[1]	Position
David Arculus	Vodafone Group, Plc.	Telecommunications	< 0.01%	—

	British Sky Broadcasting Group, Plc.	Telecommunications	< 0.01%	—

	BT Group, Plc.	Telecommunications	< 0.01%	—

Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Telecommunications	< 0.01%	Chairman

Enrique Used Aznar	Amper, S.A.	Telecommunications equipment supplier	0.39%	Chairman

Antonio Viana-Baptista	PT Multimedia-Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	Internet	< 0.01%	—

	Portugal Telecom, SGPS S.A.	Telecommunications	< 0.01%	Director

[1]	< 0.01% is shown if the holding is less than 0.01% of the share capital.

The table below, in accordance with the same Law, gives details of activities carried out, on their own account or on behalf of third parties, by the various members of the Company Board of Directors that are identical, similar or complementary to the corporate purpose of Telefónica, S.A.

Arrangement
		under which		Position held or
		the activity is	Company through which the	functions
Name	Activity	performed[2]	activity is performed	performed
César Alierta Izuel	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director

Isidro Fainé Casas	Telecommunications	On behalf of third parties	Abertis Infraestructuras, S.A.	Chairman

Fernando de Almansa Moreno-Barreda	Telecommunications	On behalf of third parties	Telefónica de Perú, S.A.A.	Director

	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A.	Director

	Telecommunications	On behalf of third parties	Telecomunicaçoes de Sao Paulo, S.A.	Director

José María Alvarez-Pallete López	Telecommunications	On behalf of third parties	Telefónica Internacional, S.A.U.	Chairman

	Telecommunications	On behalf of third parties	Telefónica Móviles España, S.A.U.	Director

	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director

	Telecommunications	On behalf of third parties	Telefónica Datacorp, S.A.U.	Director

	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc	Director

	Telecommunications	On behalf of third parties	Compañía Internacional de Telecomunicaciones, S.A. (COINTEL)	Chairman

	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A.	Vice Chairman

	Telecommunications	On behalf of third parties	Telecomunicaçoes de Sao Paulo, S.A.	Vice Chairman

	Telecommunications	On behalf of third parties	Telefónica Mundo, S.A.	Director

	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Director

[2]	Details includes activities carried out on behalf of third parties.

Arrangement
		under which		Position held or
		the activity is	Company through which the	functions
Name	Activity	performed	activity is performed	performed
José María Alvarez-Pallete López	Telecommunications	On behalf of third parties	Telefónica Larga Distancia de Puerto Rico Inc.	Director

	Telecommunications	On behalf of third parties	Telefónica Internacional Chile, S.A.	Chairman

	Telecommunications	On behalf of third parties	Telefónica Holding Argentina, S.A.	Chairman

	Telecommunications	On behalf of third parties	Colombia Telecomunicaciones, S.A. ESP	Director

	Telecommunications	On behalf of third parties	China Netcom Corporation	Director

	Telecommunications	On behalf of third parties	Brasilcel, N.V.	Member of Supervisory Board

David Arculus	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director

Maximino Carpio García	Telecommunications	On behalf of third parties	Abengoa, S.A.	Member of Advisory Council

Peter Erskine	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Chairman

	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic, a.s.	Chairman of Supervisory Board

Alfonso Ferrari Herrero	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Director

	Telecommunications	On behalf of third parties	Telefónica del Perú, S.A.A.	Director

Julio Linares López	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director

	Telecommunications	On behalf of third parties	Telefónica Datacorp, S.A.U.	Director

Arrangement
		under which		Position held or
		the activity is	Company through which the	functions
Name	Activity	performed	activity is performed	performed
Julio Linares López	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director

	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic, a.s.	Vice Chairman of Supervisory Board

	Television, telecommunication and audiovisual production services	On behalf of third parties	Sogecable, S.A.	Director

Enrique Used Aznar	Telecommunication equipment provider	On behalf of third parties	Amper, S.A.	Chairman

	Telecommunications	On behalf of third parties	Telecomunicaçoes de Sao Paulo, S.A.	Director

	Telecommunications	On behalf of third parties	Telefónica de Perú, S.A.A.	Director

Antonio Viana-Baptista	Telecommunications	On behalf of third parties	Telefónica Móviles España, S.A.U.	Chairman

	Telecommunications	On behalf of third parties	Portugal Telecom, SGPS, S.A.	Director

	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Chairman

	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director
Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual accounts refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not at arm’s length.

Associates and joint ventures:

The most significant balances and transactions with associates and joint ventures were detailed in Note 9.

(11)	TRADE AND OTHER RECEIVABLES

The components of this account at December 31, 2006 and 2005 are as follows:

	Balance at	Balance at
Millions of euros	12/31/06	12/31/05

Customers	10,318	8,149
Receivable from associates	73	72
Sundry receivables	678	654
Bad debt reserves	(2,019)	(1,712)
Short-term prepayments	616	353

Total	9,666	7,516
Public-sector trade receivables in the countries in which the Group operates at December 31, 2006 and 2005 amounted to 503 million and 552 million euros, respectively.

The detail of trade receivables at December 31, 2006 and 2005 is as follows:

Millions of euros	12/31/2006	12/31/2005

Trade receivables billed	7,123	5,252
Trade receivables unbilled	3,130	2,206
Bills of exchange receivable	65	691

Total	10,318	8,149
In 2006 the reserve for bad debt amounted to 609 million euros (471 million euros in 2005) and is recorded under “Changes in operating allowances ” within “Other expenses” (see Note 19).

(12)	EQUITY

The detail of the movements in equity accounts in 2006 and 2005 was the following:

	Attributable to equity holders of the parent
			Share	Share	Legal	Revaluation	Treasury	Retained	Translation		Minority
	No. of shares	Date	capital	premium	reserve	reserve	Share	earnings	differences	Total	interests	Total equity

Balance at January 1, 2004	4,955,891,361	01/01/04	4,956	7,987	653	1,358	(133)	(3,217)	—	11,604	2,446	14,050

Dividends paid	—	—	—	(952)	—	—	—	(972)	7	(1,917)	(949)	(2,866)
Net movement in own equity instruments	—	—	—	(1,747)	—	—	(557)	273	—	(2,031)	—	(2,031)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	—	79	79
Income and expense recognized in the year	—	—	—	—	137	—	—	2,870	(308)	2,699	302	3,001
Other movements	—	—	—	—	—	—	—	93	(8)	85	24	109

Balance at December 31, 2004	4,955,891,361	12/31/04	4,956	5,288	790	1,358	(690)	(953)	(309)	10,440	1,902	12,342

Dividends paid	—	—	—	(1,296)	—	—	—	(1,083)	7	(2,372)	(396)	(2,768)
Capital reduction	(34,760,964)	6/06/2005	(35)	(123)	—	—	158	—	—	—	—	-
Net movement in own equity instruments	—	—	—	(1,769)	—	—	159	(74)	—	(1,684)	—	(1,684)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	(23)	—	(23)	1,042	1,019
Transfers	—	—	—	(429)	—	—	—	429	—	—	—	-
Income and expense recognized in the year	—	—	—	—	130	—	—	4,132	2,135	6,397	824	7,221
Other movements	—	—	—	—	—	—	—	(18)	(7)	(25)	53	28

Balance at December 31, 2005	4,921,130,397	12/31/05	4,921	1,671	920	1,358	(373)	2,410	1,826	12,733	3,425	16,158

Dividends paid	—	—	—	—	—	—	—	(2,627)	—	(2,627)	(569)	(3,196)
Net movement in treasury shares	—	—	—	1,198	—	—	44	(537)	—	705	—	705
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	—	(283)	(283)
Transfers	—	—	—	—	—	—	—	—	—	—	—	-
Income and expense recognized in the year	—	—	—	—	64	—	—	6,584	(302)	6,346	241	6,587
Other movements	—	—	—	—	—	—	—	21	—	21	9	30

Balance at December 31, 2006	4,921,130,397	12/31/06	4,921	2,869	984	1,358	(329)	5,851	1,524	17,178	2,823	20,001

a)	Share capital and share premium

At December 31, 2006, Telefónica S.A.’s share capital amounted to 4,921,130,397 euros and consisted of 4,921,130,397 fully paid ordinary shares of a single series, per value 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

On June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460,565,198 euros, equivalent to half of the Company’s current share capital, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to disapply, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.

In addition, at the April 11, 2003 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities at one or several times within a maximum period of five years from that date. These may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, simple or, in the case of debentures and bonds, exchangeable for shares of the Company or of any of the group companies and/or convertible into shares of the Company. At December 31, 2006, the Board of Directors had exercised these powers, approving three programs to issue corporate promissory notes for 2004, 2005 and 2006.

On June 21, 2006, shareholders voted to authorize the derivative acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established by the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.
Proposed appropriation of profit attributable to equity holders of the parent
Telefónica, S.A. generated 8,284 million euros of profit in 2006.
At its meeting of September 27, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2006 profit of 0.30 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 10, 2006, and the total amount paid was 1,458 million euros.

In addition, at its meeting of February 28, 2007, the Company’s Board of Directors agreed to distribute a second interim dividend related to 2006 profit of 0.30 euros per outstanding share carrying dividend rights up to a total amount of 1,476 million euros.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2006 profit for approval at the Shareholders’ Meeting:

Millions of euros

Total distributable profit	8,284

Appropriation to:
Interim dividend (paid in November 2006)	1,458
Final dividend (maximum distributable amount of 0.30 euros per share for all shares into which the Company’s share capital is divided (4,921,130,397 shares)	1,476
Voluntary reserve	(minimum)5,350

Total	8,284

b) Dividends
2006 dividends
At its meeting of February 28, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2005 profit of 0.25 euros per outstanding share carrying dividend rights. This dividend was paid on May 12, 2006, and the total amount paid was 1,169 million euros.
As indicated previously, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2006 profit entailing a fixed gross 0.30 euros for each of the Company’s outstanding shares carrying dividend rights. The total amount paid was 1,458 million euros.
As indicated in Note 2, approval was given by the shareholders of Telefónica, S.A. and Telefónica Móviles, S.A. in meetings held June 21, 2006 and June 20, 2006, respectively, to the planned takeover and merger of Telefónica Móviles, S.A. by Telefónica S.A. The agreement for the takeover merger was filed with the Mercantile Registry of Madrid on July 29, 2006. The impact of the merger was a reduction to Telefónica, S.A.’s share capital of 280 million euros, with a decrease to “Share premium.”
2005 dividends
At its meeting of February 23, 2005, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2004 profit of 0.23 euros per outstanding share carrying dividend rights. This dividend was paid on May 13, 2005, and the total amount paid was 1,083 million euros.

In addition, on May 31, 2005, shareholders voted to distribute the share premium reserve by paying 0.27 per outstanding shares eligible at the payment date. This amount was paid on November 12, 2005, and the total amount paid was 1,296 million euros.

At the same meeting shareholders voted to distribute treasury shares to Telefónica S.A. shareholders in the proportion of one share for every twenty-five held. This distribution took place on June 28, 2005 giving rise to a 2,571 million euros charge against “Share premium reserve.”

c)	Reserves

Legal reserve

At December 31, 2006, the legal reserve amounted to 20% of share capital.

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

Revaluation reserve

The “Revaluation Reserve” arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996 of June 7.

At December 31, 2006 and 2005 the balance of this reserve was 1,358 million euros.

The revaluation reserve may be used, with no tax effect, to offset potential future losses and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided the capital gain has been realized. The capital gain will be deemed to have been realized in respect to the portion on which amortization expense has been recoded for accounting purposes or when the revalued assets have been transferred or derecognized.

Retained earnings

These reserves include undistributed profits from previous years of companies comprising the consolidated Group.

d)	Translation differences on consolidation

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions (see Note 3.b). They also include exchange rate differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange rate risk on these investments.

The Company has taken an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized in “Consolidated reserves” (See Note 2).

The detail accumulated contribution of translation differences at the balance sheet dates is the following:

Millions of euros	2006	2005

Telefónica Latin America	986	1,801
Telefónica Europe	635	164
Other adjustments and intra-group eliminations	(97)	(139)

Total Telefónica Group	1,524	1,826

e)	Treasury shares

At December 31, 2006 and 2005, Telefónica group companies held the following treasury shares:

		Euros per share
		Acquisition	Trading	Market
	No. of shares	price	price	Value	%

Treasury shares at 12/31/06	75,632,559	14,039	16,120	1,219	1.53689%
Treasury shares at 12/31/05	136,647,061	12,996	12,710	1,737	2.77674%
Telefónica S.A. owns the only treasury shares in the Group. No other group company owns any Telefónica treasury shares.

In 2006 and 2005 the Company bought a total of 214,494,091 and 230,038,870 treasury shares amounting to 2,888 million and 2,744 million euros, respectively.

In addition, in 2006 the Company sold 31,113,135 shares for a total of 469 million euros and issued 244,344,012 shares in the share exchange in the takeover by Telefónica, S.A. of Telefónica Móviles, S.A. (see Note 2). The company also delivered 3,050 treasury shares to employees under the EN-SOP share option plan and 48,396 shares to cover commitments with the Lycos, Inc employees described in Note 20.

The acquisition cost of treasury shares at December 31, 2006 was 1,062 million euros. This cost reduces “Treasury shares” and “Share premium” in equity by 261 million and 801 million euros, respectively.

At December 31, 2006 and 2005, the Group held call options on 85 and 56 million Telefónica, S.A. shares, respectively (see Note 16).

These options are likely to be equity-settled by physical delivery of the underlying shares, so the net amount paid is included in “Treasury shares”.

f) Minority interests
“Minority interests” represents the share of minority shareholders in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2006 and 2005 consolidated balance sheets were as follows:

					Acquisitions of
		Capital			Minority
		Contributions	Profit	Change in	interests and
	Balance at	and inclusion	(loss) for	Translation	exclusion of		Other	Balance
Millions of euros	12/31/05	of companies	the year	differences	companies	Dividends paid	movements	at 12/31/06

Telefónica O2 Czech Republic, a.s.	1,274	—	55	66	—	(156)	—	1,239
C.T. Chile, S.A.	546	—	41	(92)	(28)	(18)	66	515
Telesp Participaçoes, S.A.	459	3	136	(13)	(6)	(134)	—	445
Telefónica Móviles, S.A.	392	—	89	(32)	(254)	(195)	—	—
Telefónica Publicidad e Información, S.A.	99	—	13	(5)	(49)	(58)	—	—
Endemol, N.V.	35	—	24	—	—	(3)	(2)	54
Brasilcel (Holdings)	493	13	(3)	(10)	—	—	—	493
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	15	—	3	—	—	(1)	—	17
Iberbanda, S.A.	—	33	(12)	—	—	—	—	21
Other	112	5	—	(19)	—	(4)	(55)	39

Total	3,425	54	346	(105)	(337)	(569)	9	2,823

					Acquisitions of
		Capital			minority
		contributions	Profit	Change in	interests and
	Balance at	and inclusion	(loss) for	translation	exclusion of		Other	Balance at
Millions of euros	12/31/04	of companies	the year	differences	companies	Dividends paid	movements	12/31/05

Telefónica O2 Czech Republic, a.s.	—	1,198	46	30	—	—	—	1,274
C.T. Chile, S.A.	534	—	27	114	—	(119)	(10)	546
Terra Networks, S.A.	293	—	8	—	(301)	—	—	—
Telesp Participaçoes, S.A.	393	—	110	127	—	(171)	—	459
Telefónica Móviles, S.A.	236	—	136	78	—	(59)	1	392
Telefónica Publicidad e Información, S.A.	101	—	54	7	—	(42)	(21)	99
Endemol, N.V.	—	—	4	—	—	—	31	35
Brasilcel (Holdings)	279	136	(1)	79	—	—	—	493
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	13	—	3	—	—	(1)	—	15
Other	54	13	(6)	8	(4)	(4)	51	112

Total	1,903	1,347	381	443	(305)	(396)	52	3,425

2006
Movements in minority interests in 2006 included the acquisition of the Telefónica Móviles Group’s minority interests in the merger, for 254 million euros, and the disposal of the Telefónica Publicidad e Información Group, for 49 million euros.
2005
2005 included the first-time consolidation of Telefónica O2 Czech Republic, s.a. (1,198 million euros), the acquisition of 23.20% of Terra Networks, S.A. (301 million euros) in the merger and profit for the year attributable to minority interests (381 million euros).
2004
The main movements in minority interests in 2004 were those relating to the distribution of dividends by Telefonica Chile, S.A., Terra Networks, S.A. and Telesp Participacoes, S.A and profit for the year attributable to minority interests (310 million euros).
g) Legislation regulating the sale of holdings
In response to the ruling handed down by the European Court of Justice on May 13, 2003, Law 62/2003, December 30, on Tax, Administrative, Labor and Social Security Measures amended the administrative authorization system set out in Law 5/1995, March 23, on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain corporate transactions and agreements of Telefónica S.A., Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997, of January 10.
The reform introduced a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification.
Finally, the enactment of Law 13/2006, of May 26, did away with the framework for the disposal of publicly-owned holdings in certain companies. The Law put an end to the system of public controls which until now had been applied to the transactions covered by Law 5/1995, of March 23. It also brought forward the end of this system, which in Telefónica’s case was scheduled to finish on February 18, 2007.
(13)	FINANCIAL ASSETS AND LIABILITIES

Financial assets

The following is a breakdown by category of the financial assets of the Telefónica Group at December 31, 2006 and 2005:

	12/31/2006
	Fair value
	through
	profit or	Available-	Loans and
Millions of euros	loss	for-sale	receivables	Hedges	Total

Non-current financial assets	264	2,741	1,278	941	5,224

Investments	111	2,100	—	—	2,211
Long-term credits	93	641	821	—	1,555
Long-term prepayments	—	—	132	—	132
Deposits and guarantees	—	—	685	—	685
Derivative financial assets	60	—	—	941	1,001
Provisions	—	—	(360)	—	(360)

Current financial assets	415	23	5,014	20	5,472

Short-term investments	415	23	1,222	20	1,680
Cash and cash equivalents	—	—	3,792	—	3,792

Total	679	2,764	6,292	961	10,696

	12/31/2005
	Fair value
	through
	profit or	Available-	Loans and
Millions of euros	loss	for-sale	receivables	Hedges	Total

Non-current financial assets	988	2,395	1,094	204	4,681

Investments	125	2,395	—	—	2,520
Long-term credits	755	—	687	—	1,442
Long-term prepayments	—	—	175	—	175
Deposits and guarantees	—	—	612	—	612
Derivative financial assets	108	—	—	204	312
Provisions	—	—	(380)	—	(380)

Current financial assets	538	242	2,872	79	3,731

Short-term investments	538	242	659	79	1,518
Cash and cash equivalents	—	—	2,213	—	2,213

Total	1,526	2,637	3,966	283	8,412

a) Non-current financial assets
The detail of this heading and the corresponding provision at December 31, 2006 and 2005 is as follows:

	Millions of euros
			Derivative
	Other		financial	Deposits and
	investments	Other loans	assets	guarantees	Prepayments	Provisions	Total

Balance at December 31, 2004	887	1,542	429	644	116	(117)	3,501

Additions	1,736	277	34	350	98	(4)	2,491
Disposals	(136)	(260)	(78)	(381)	(50)	25	(880)
Inclusion of companies	—	9	—	(1)	13	—	21
Translation differences	10	48	8	33	15	(12)	102
Fair value adjustments	43	16	(28)	—	(1)	—	30
Transfers	(20)	(190)	(53)	(33)	(16)	(272)	(584)

Balance at December 31, 2005	2,520	1,442	312	612	175	(380)	4,681

Additions	6	449	1,534	524	766	(4)	3,275
Disposals	(188)	(115)	(841)	(133)	(779)	7	(2,049)
Inclusion of companies	134	8	—	28	(8)	—	162
Exclusion of companies	5	(137)	—	(338)	—	—	(470)
Translation differences	1	(12)	3	(5)	(6)	1	(18)
Fair value adjustments	568	(60)	(2)	—	—	—	506
Transfers	(835)	(20)	(5)	(3)	(16)	16	(863)

Balance at December 31, 2006	2,211	1,555	1,001	685	132	(360)	5,224

“Other investments” include the market value of investments in companies where Telefónica does not exercise significant influence and for which there is no specific disposal plan for the short term. We would highlight the investment in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), valued at 661 million euros (546 million euros at December 31, 2005).
Transfers in 2006 were due mainly to entry into the consolidation scope of O2 plc, which at December 31, 2005 was recognized under “Other investments” at a carrying amount of 1,266 million euros, as well as the removal from the consolidation scope of Sogecable, carried at 502 million euros (see Note 9).
Disposals in 2006 mainly related to the sale of the shareholding in Uno e-Bank, S.A. (see Appendix I).
“Additions” in 2005 reflects the shares acquired in O2, plc. on the London Stock Exchange subsequent to the takeover bid launched by Telefónica for 100% of the UK operator’s share capital. At December 31, 2005, 4.97% of the company’s capital had been acquired for 1,266 million euros.

In July 2005, Telefónica Internacional, S.A.U. (TISA) acquired 2.99% of Chinese operator China Netcom Group Corporation (Hong Kong) Limited (CNC) at a price of 11.45 Hong Kong dollars per share, representing a total investment of 240 million euros. In September 2005, TISA acquired a further 2.01% of the Chinese company for 184 million euros. After this second acquisition, the Telefónica Group’s stake in the Chinese operator stood at 5%.
Disposals in 2005 included the sale of 14.41% of US company Infonet Services Corporation, Inc. The profit on the sale was 80 million euros, recognized under “Gains on disposal of assets” (see Note 19).
“Other loans” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, mainly in fixed-income securities, amounting to 839 million and 755 million euros at December 31, 2006 and 2005, respectively, carried at market value. It also includes long-term loans to associated companies as described in Note 9, and the financing granted to Sogecable in accordance with the commitments in relation to the integration of the satellite platforms, totaling 221 million euros (242 million euros at December 31, 2005, recognized as loans to associated companies).
“Derivative financial assets” includes the fair value of derivatives to hedge assets or liabilities whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).
“Deposits and guarantees” includes mainly 685 million euros to cover guarantees at December 31, 2006 (612 million euros at December 31, 2005). These deposits will decrease as the respective obligations they are guaranteeing are reduced.
“Prepayments” refer to amounts already paid but not yet included in the consolidated income statement, as the goods or services acquired had not yet been consumed or their ownership not yet transferred.
b) Current financial assets
This heading in the accompanying consolidated balance sheet at December 31, 2006 and 2005 includes mainly the following items:
–	“Current financial assets” recognized at market value to cover commitments undertaken by the Group’s insurance companies, amounting to 365 million euros at December 31, 2006 (448 million euros at December 31, 2005). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

–	Investments corresponding to the Telefónica Móviles Group amounted to 96 million euros (140 million euros in 2005).

–	Derivative financial assets not used to hedge non-current balance sheet items, amounted to 93 million euros (170 million euros in 2005) (see Note 16).

–	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

–	Loans to associated companies, which at December 31, 2006, totaled 15 million euros.

Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated balance sheet.
Financial liabilities
The detail of this heading in the years ending December 31, 2006 and 2005 is as follows:

	Balance at	Balance at
Millions of euros	12/31/2006	12/31/2005

Issues	29,142	15,835
Interest-bearing debt	29,557	18,502
Other financial liabilities	358	67

Total	59,057	34,404

Total non-current	50,676	25,168
Total current	8,381	9,236

a)	Issues

The detail of debentures, bonds and other marketable debt securities in 2006 and 2005 is as follows:

			Promissory	Other
	Domestic	Foreign	notes &	Marketable
	currency	currency	commercial	Debt
Millions of euros	issuances	issuances	paper	securities	Total

Balance at 12/31/04	7,557	5,235	1,891	1,985	16,668

New issues	22	853	4,615	17	5,507
Redemptions, conversions and exchanges	(2,297)	(1,400)	(4,044)	—	(7,741)
Revaluations and other movements	194	1,158	36	13	1,401

Balance at 12/31/05	5,476	5,846	2,498	2,015	15,835

New issues	6,016	7,512	5,071	324	18,923
Redemptions, conversions and exchanges	(1,299)	(369)	(5,007)	—	(6,675)
Changes in consolidation scope	1,568				1,568
Revaluations and other movements	(2)	(458)	19	(68)	(509)

Balance at 12/31/06	11,759	12,531	2,581	2,271	29,142

Debentures, bonds and other marketable debt securities
The detail of outstanding debentures and bonds at December 31 2006 is as follows:

Nominal
Millions of euros	value

Issuances by Telefónica, S.A. and captive finance subsidaries	19,322
Issues by operators	4,479
Promissory notes & commercial paper	2,651
Other marketable debt securities	2,362
Interest, fees and other	328

Total	29,142

Telefonica Emisiones, S.A. and Telefónica Europe, BV are 100%-owned finance subsidiary of Telefónica,S.A. and Telefónica, S.A has fully and unconditionally guaranteed the securities.
Appendix II sets forth the characteristics of all outstanding debentures and bond issues at year-end 2005 and 2006, as well as the main new issues undertaken each year.
Promissory note programm
At December 31, 2006, Telefónica, S.A. had a promissory note program for issuances of up to 2,000 million euros, the outstanding balance on which was 1,642 million euros at year-end, carrying an average interest rate of 3.73% (2.39% at December 31, 2005).
Commercial paper
At December 31, 2006, Telefónica Europe B.V., had a commercial paper program for issuances of up to 2,000 million euros backed by Telefónica, S.A., the outstanding balance on which was 924 million euros at year-end, carrying at an average interest rate of 3.57% (2.36% at December 31, 2005).
Other marketable debt securities
This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:
•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.

b) Interest-bearing debt
Interest-bearing debt is:

	Balance at 12/31/06			Balance at 12/31/05
		Non-			Non-
Millions of euros	Current	current	Total	Current	current	Total

Loans and other payables	3,235	24,080	27,315	4,420	12,399	16,819
Derivative financial liabilities (Note 16)	174	2,068	2,242	369	1,314	1,683

Total	3,409	26,148	29,557	4,789	13,713	18,502

The average interest rate on loans and other payables at December 31, 2006 was 4.35% (4.35% in 2005). This percentage does not include the impact of hedging arranged by the Group.
The detail of this heading at December 31, 2006 and 2005 is as follows:

Millions of euros	12/31/06	12/31/05

Syndicated loan February 1999	—	556
Syndicated loan July 2004	2,675	2,757
Syndicated loan June 2005	6,000	6,000
Syndicated loan October 2006	10,390	—
EIB financing	1,402	1,352
Syndicated loan savings banks	700	—
Other loans	8,390	7,837

Total	29,557	18,502

The most significant financial transactions in 2006 and 2005 are as follows:
•	On March 13, 2006, the syndication of the 5-year credit facility signed on December 29, 2005 by Telefónica Móviles Chile, S.A., and guaranteed by Telefónica Móviles de Chile, S.A. was completed. The principal amount is 179.61 million US dollars.

•	On April 21, 2006, Telefónica, S.A. took out a syndicated loan from a group of financial entities, mainly savings banks. The 700 million euro facility has an average maturity of 10 years and was drawn down in July.

•	Pursuant to a change of control of O2 plc., following its acquisition by Telefónica, S.A., on July 20, 2006, O2 plc. amended its 1,000 million pound sterling syndicated loan arranged on October 15, 2004. Simultaneous to the amendment, 280 million pounds sterling of principal was cancelled (the amount provided by those financial entities electing to redeem their positions) and three new entities came on board, together lending an additional 90 million pounds sterling. As a result of these changes, the maximum amount that can be drawn down under this facility was reduced from 1,000 to 810 million pounds sterling. At December 31, 2006, none of this syndicated loan had been drawn down.

•	On November 15, 2006 Telefónica Móviles de Chile, S.A. took out a syndicated loan with a face value of 100,000 million Chilean pesos (143 million euros), which matures in 2012. The loan will be used to repay intra-group debt. The coupon is adjusted in line with market conditions.

•	On December 1, 2006 Telefónica Finanzas, S.A., a subsidiary of Telefónica, S.A., obtained a 400 million euro loan with European Investment Bank (EIB), divided in two tranches. Tranche A: 300 million euros maturing in 5 years and guaranteed by Telefónica, S.A. Tranche B: 100 million euros, maturing, at the borrower’s behest, at between 3 and 8 years. Telefónica, S.A. has provided a bank guarantee and has counterguaranteed Tranche B. At December 31, 2006, only Tranche A had been drawn down.

•	In December 2006 the 18,500 pound sterling syndicated loan taken out by Telefónica Europe, BV in October 2005 and guaranteed by Telefónica, S.A. was amended. It was agreed to reduce this loan to 7,000 million pounds, to extend the maturity from 2008 to 2013 and to place the financial and documentary terms on the same basis as those applying to other outstanding Telefónica loans.

•	The European Investment Bank granted a 180 million euro loan to fund the expansion of the recently built wireless digital communication networks operating on GSM 800 spectrum in Peru, Ecuador and Colombia. Pursuant to this arrangement, a loan of up to 40 million euros was signed with Telefónica Móviles, S.A. (Peru) on 11 July 2006, a loan of up to 40 million was signed with OTECEL, S.A. (Ecuador) on July 16, 2006, and a loan of up to 100 million euros was signed on August 2, 2006 with Telefónica Móviles Colombia, S.A. At December 31, 2006, none of these loans had been drawn down.
The most significant transactions in 2005 were:

	Amount
	(millions
Item	of euros)	Currency	Date	Maturity

Loan to CTC from BBVA	150	USD	11/04/05	06/21/11
Telefónica, S.A. syndicated loan	6,000	Euro	06/28/05	06/28/11
Loan to CTC from Citibank	150	USD	09/05/05	12/09/08
Syndicated loan to Tel. Móviles Perú (1)	200	USD	02/25/05	02/24/06
Syndicated loan to Tel. Móviles Chile (2)	180	USD	01/07/05	01/05/11

(1)	This syndicated loan was originally arranged with a number of financial institutions, the first tranche (30 million dollars) on November 28, 2003 and the remaining two tranches (total of 170 million dollars) on December 8, 2003; i.e. before the acquisition of BellSouth’s operators in Peru. The entire amount was renewed on February 25, 2005 extending the maturity to February 24, 2006, adding the guarantee of Telefónica, S.A. On August 25, 2005, 40 million dollars were prepaid, leaving an outstanding balance at the end of 2005 of 160 million dollars.

(2)	This syndicated loan was originally signed on April 22, 1997 by Bellsouth; i.e. before Telefónica acquired its operators in Chile. Accordingly, on January 7, 2005 it was modified because of the change in the shareholder structure from the acquisition and including Telefónica, S.A.’s guarantee. A one-year maturity was established from this date. On December 29, 2005 the terms were renegotiated to remove Telefónica, S.A. as a guarantor and extended the maturity by five years, until January 5, 2011. Compañía de

Telecomunicaciones de Chile concluded the renegotiation of its two syndicated loans in 2005, originally 180 million and 225 million dollars. The maturity of the first, now 150 million dollars, has been extended from April 2007 to December 2008 and has been adjusted to market rates. The second, also for 150 million dollars, has been extended and, rather than maturing in April 2008, with partial repayments beginning April 2006 to June 2011, with the spread adjusted to market conditions.

•	On June 28, 2005 Telefónica, S.A. arranged a syndicated loan with 40 national and international financial institutions for 6,000 million euros, maturing on June 28, 2011. The loan is denominated in euros and can be drawn either in this currency or in US dollars, sterling, yen, Swiss francs or any other currency subject to prior confirmation of availability by the banking institutions. By the end of 2005, the entire amount had been drawn down in various installments.

•	In addition, Santander Overseas Bank granted financing of 273.93 million dollars, guaranteed underwritten by Telefónica, S.A., to Telefónica Móviles’ subsidiary in Colombia to refinance its debt. The financing bears a floating interest rate tied to 3-month Libor plus 0.125%. This amount was renewed in October 2005.
The main repayments made in 2006 and 2005 are as follows:

	Amount
Security	(millions)	Currency	Date

Main repayments in 2006
Syndicated loan to Telefónica, S.A. February 1999	556	Euro	02/20/06
Loan to Telefónica SA from ABN	38 38	USD USD	05/11/06 11/11/06
Loan to Telefónica SA from BBVA	38	USD	07/03/06

	Amount
Security	(millions)	Currency	Date

Main repayments in 2005
Syndicated loan to Telefónica, S.A. February 1999	135	Euro	11/25/05
	97	Euro	07/07/05
	50	Euro	03/17/05
Loan to CTC from ABN (*)	150	USD	11/04/05

(*)	This loan was refinanced by BBVA, as indicated in the table of financial transactions in 2005.
The syndicated loan for 1,200 million euros arranged in 1999 with several financial entities matured on February 19, 2006. The outstanding balance on maturity was 556 million euros. On January 30 and February 19, 2005, Telefónica, S.A. made a prepayment and a repayment, for 120 million euros and 254 million euros, respectively.

On November 26, 2004, Telefónica, S.A. and several branches of ABN Amro Bank, N.V. agreed a credit facility, secured by the credit export agencies of Finland (“Finnvera”) and Sweden (“EKN”) totaling 377 million US dollars. 38 million US dollars were repaid on May 11, 2006 and another 38 million US dollars were repaid on November 11, 2006.
On July 3, 2006 the 115 million loan to Telefónica, S.A. from Banco Bilbao Vizcaya Argentaria arranged on December 21, 2001 matured. The outstanding balance on maturity totaled to 38 million US dollars.
The maturity schedule of interest-bearing debt at December 31, 2006 is as follows:

	Millions of euros
						Subsequent
Item	2007	2008	2009	2010	2011	years	Total

Loans and other debts	3,235	1,391	4,659	2,116	4,879	11,035	27,315
Derivative financial instrument	174	209	121	951	55	732	2,242

Total	3,409	1,600	4,780	3,067	4,934	11,767	29,557

At December 31, 2006, the Telefónica Group had total financial facilities available from all sources amounting to over 8,000 million euros (4,500 million euros at December 31, 2005).
Foreign-currency loans
The detail of foreign-currency loans at December 31, 2006 and 2005, along with the equivalent value in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/06	12/31/05	12/31/06	12/31/05

US dollars	4,455	5,892	3,384	4,415
Brazilian reais	143	530	51	96
Argentine pesos	361	129	89	36
Colombian pesos	7,433,640	120,017	2,520	45
Yen	57,834	46,616	369	268
Chilean pesos	165,420	67,057	235	111
New soles	768	507	183	125
Pounds sterling	3,962	1	5,865	2
Mexican pesos	142	42	10	3
Other currencies	—	—	8	16

Total			12,714	5,117

c)	Other financial liabilities

This heading includes financial commitments at December 31, 2006, most notably the purchase commitment with minority shareholders of Colombia de Telecomunicaciones, S.A., ESP, valued at 291 million euros (see Note 5).

This commitment is described in Note 21.

(14) TRADE AND OTHER PAYABLES
The detail of “trade and other payables” is as follows:

	12/31/2006		12/31/2005
Millions of euros	Non-current	Current	Non-current	Current

Trade creditors	—	8,450	—	5,678
Advances received on orders	—	82	—	21
Other payables	354	3,934	438	3,157
Deferred revenues	628	1,407	690	818
Payable to associates	—	80	—	45

Total	982	13,953	1,128	9,719

The breakdown of current and non-current deferred revenues at December 31, 2006 and 2005 is as follows:

	12/31/2006			12/31/2005
Millions of euros	Non-current	Current	Total	Non-current	Current	Total

Connection fees and other deferred revenues	575	1,407	1,982	616	818	1,434
Capital grants	53	—	53	74	—	74

Total	628	1,407	2,035	690	818	1,508

The above amount for connection fees includes the customer connection charges not yet recognized as revenue. It will be recognized as revenue over the estimated duration of the customer relationship (see Note 3.0).
The detail of “Other payables — Current” at December 31, 2006 and 2005 is as follows:

	Balance at	Balance at
Millions of euros	12/31/06	12/31/05

Dividends payable by Group companies	3	256
Payables to suppliers of property, plant and equipment	2,398	1,643
Guarantees and deposits	40	39
Unpaid employee compensations	547	621
Other non-financial non-trade payables	946	598

Total	3,934	3,157

The increase in accounts payable to suppliers of property, plant and equipment is due mainly to the consolidation of O2 plc.

(15) PROVISIONS
     The most significant provisions in 2006 and 2005 are as follows:

	12/31/2006			12/31/2005
Millions of euros	Current	Non-current	Total	Current	Non-current	Total

Employee benefits:	569	4,826	5,395	8	5,274	5,282
- Post-employment plan	569	3,798	4,367	8	4,239	4,247
- Post-employment defined benefit plans	—	814	814	—	846	846
- Other benefits	—	214	214	—	189	189
Other provisions	592	1,461	2,053	735	1,079	1,814

Total	1,161	6,287	7,448	743	6,353	7,096

Employee benefits
a)	Post-employment plans

In the last few years, Telefónica has implemented early retirement and technology renewal plans in order to adapt its cost structure to the new market environment, and has made certain strategic decisions relating to its structure and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that includes up to 15,000 job losses in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003. In 2006 and 2005, the Company approved a total of 2,985 and 1,877 requests for voluntary severance, for which provisions amounting to 934 million and 578 million euros, respectively, were recognized (see Note 19), with a charge to “Personnel expenses” in the consolidated income statement. The outstanding balances related to these plan at December 31, 2006 and 2005, were 2,990 million and 2,390 million euros, respectively.

Furthermore, the Group allocated provisions totaling 1,366 million euros (1,845 million euros at December 31, 2005) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

     The detail of provisions for post-employment plans in 2006 and 2005 is as follows:

Millions of euros

Provisions for post-employment plans at 12/31/2004	4,345

Additions	764
Retirements	(881)
Transfers	18
Translation differences	1

Provisions for post-employment plans at 12/31/2005	4,247

Additions	1,045
Retirements	(919)
Transfers	(6)

Provisions for post-employment plans at 12/31/2006	4,367

b)	Post-employment defined benefit plans

The Group has a number of defined benefit plans in the countries where it operates. The following is a brief overview of the principal plans currently in effect:
1.	Plans in Spain:

a.	ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 534 million euros at December 31, 2006 (601 million euros at December 31, 2005).

b.	Survival: Serving employees who did not join the defined pension plan continue to be entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 153 million euros at December 31, 2006 (154 million euros at December 31, 2005).

These plans do not have associated assets which qualify as “assets assigned to the plan” under IAS 19.

     The main actuarial hypotheses used in valuing these plans are as follows:

	Survival		ITP
	12/31/06	12/31/05	12/31/06	12/31/05

Discount rate	3.6582%	3.863-4.174%	3.5108%	3.8508%
Expected rate of salary increase	2.50%	2.50%	—	—
Mortality tables	PERM/F-2000C combined with OM77	PERM/F-2000C combined with OM77	PERM/F 2000-C	PERM/F 2000-C
The accompanying consolidated income statement includes personnel expenses for the cost of services corresponding to current employees totaling 6 million euros in 2006 and 2005.

The financial expense recorded for these commitments totaled 25 million euros in 2006 (28 million in 2005).

The amount of actuarial profit recognized directly in equity totaled 23 million euros, after taxes.

2.	Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group maintain defined benefit post-employment plans, covered by qualifying assets.

The number of employees covered by these plans at December 31, 2006 is as follows:

Employees

United Kingdom	4,671
Germany	4,130
Other	397

Total	9,198

The main actuarial hypotheses used in valuing these plans are as follows:

	United
	Kingdom	Germany	Other

Nominal rate of salary increase	4.25-4.75	2.75	4.5
Nominal rate of pension payment increase	2.8-3.0	1.75	2.8-3.0
Discount rate	5.2	4.3	5.2
Expected inflation	3.0	1.75	3.0
Expected return on the plan’s assets
- Shares	7.5	N/A	7.5
- UK government bonds	4.3	N/A	4.3
- Other bonds	4.8	N/A	4.8
- Rest of assets	4.3	4.4	4.3
Mortality tables	Pa92mc	Heubeck 2005	Pa92mc

The commitments under these plans, as well as the value of the associated assets at December 31, 2006, are as follows:

	United
Millions of euros	Kingdom	Other	Total

Market value of associated assets:
- Shares	820	27	847
- Bonds	74	17	91
- Rest of assets	8	37	45

Market value of associated assets	902	81	983
Present value of commitments	902	125	1,027

Net provision on balance sheet	—	44	44

In the consolidated income statement, the expenses for the cost of current employees belonging to the O2 Group as personnel expenses amounted to 47 million euros.
The financial expense recognized the commitments amounts to 43 million euros, which, net of the expected return on associated assets, totaling 56 million euros, led to financial revenues amounting to 13 million euros.
These plans have generated actuarial profits in the period totaling 87 million euros, which are recognized directly in equity.

The movement in the present value of the commitments relating to these plans in 2006 is as follows:

Millions of euros

Present value of the commitment at the beginning of the period	989
Translation differences	13
Cost of current services	56
Cost of past services accrued	1
Interest cost	43
Actuarial losses (gains)	(69)
Benefits paid	(6)

Present value of the commitment at 12/31/2006	1,027

Furthermore, movement in the market value of the assets associated with said commitments is as follows.

Millions of euros

Market value of the assets at beginning of period	855
Translation differences	12
Expected return on the plan’s assets	56
Actuarial losses (gains)	18
Contributions	48
Benefits paid	(6)

Market value of associated assets at 12/31/2006	983

3.	Plans in Latin America:
Telecomunicações de São Paulo, S.A., and its subsidiaries had various pension plans, medical insurance plansand life insurance plan for its employees.
The main actuarial hypotheses used in valuing these plans are as follows:

	12/31/06	12/31/05

Discount rate	10.24%	11.30%
Nominal rate of salary increase	6.08%	7.10%
Expected inflation	4.00%	5.00%
Cost of health insurance	7.12%	8.15%
Expected return on the plan’s assets	10.61-12.75%	12.88-13.98
Mortality tables	AT 83	UP 94

The commitments under these plans, as well as the value of the associated assets, are as follows:

Millions of euros	12/31/06	12/31/05

Market value of associated assets:	64	57
Present value of commitments	82	67

Net provision on balance sheet	11	7

Personnel expenses recognized in relation to the cost of current employees totaled 1 million euros in 2006 and 2005 in Telesp Group companies.
Furthermore, financial expenses recognized for the cost of these commitments in 2006 and 2005 totaled 8 and 7 million euros, respectively. The expected return on the associated financial assets generated financial revenues totaling 8 and 7 million euros in 2006 and 2005, respectively.
The amount of actuarial after-tax losses recognized directly in equity totaled 6.5 million euros.
Brasilcel group companies have a defined benefit plan with their employees, with the following characteristics:

Brasilcel

Market value of associated assets	45
Current value of commitments	29

Provision before asset limiting	(16)

Asset limit	6

Net provision on balance sheet	(10)

The valuations used to determine the value of the commitments and the assets under the plan, if applicable, were performed on December 31, 2006 by external and internal actuaries depending on the case. The projected unit credit method was used in all cases.
c) Other benefits
This heading includes the amount recorded by Telefónica de España for long-service bonuses to be awarded to employees after 25 years’ service.

Other provisions
The movement of the provisions under this heading in 2006 and 2005 is as follows:

Millions of euros

Other provisions at December 31, 2004	2,254

Additions	297
Retirements/amount paid	(447)
Transfers	(576)
Inclusion of companies	152
Translation differences	134

Other provisions at December 31, 2005	1,814

Additions	661
Retirements/amount paid	(506)
Transfers	(33)
Inclusion of companies	160
Exclusion of companies	(17)
Translation differences	(26)

Other provisions at December 31, 2006	2,053

Certain Group companies, mainly in the Endemol Group, contained earn-out clauses in their acquisition, whereby part of the price is conditional on the newly-acquired company meeting some future target, usually growth in revenue, income, etc. Since a part of the acquisition price is therefore not fixed, estimates are made each year, using variables, some of which may need to be ratified by the sellers, to value the likely liabilities on these transactions and the related goodwill. Amounts provisioned at December 31, 2006, under “Non-current Provisions” and “Current provisions” were 270 and 216 million euros, respectively (325 million and 19 million euros, respectively, at December 31, 2005).
Also included are the provisions for asset retirement obligations recognized by Group companies in the amount of 128 million euros (44 million euros at close of 2005).
The movements in “Other provisions — Non-current” for 2005 include the impact of applying the 632 million euro provision at December 31, 2004 due to impairment of the value of Ipse 2000, SpA, to loans and guarantees provided by Telefónica Móviles Group companies and reported under “Non-current financial assets” and “Current financial assets” at a value of 335 and 351 million euros, respectively.
Finally, “Other Provisions” in 2006 and 2005 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, contingencies arising in the respective business activities and the risks arising from commitments and litigation acquired in other transactions.

The estimated calendar of payment for the aforementioned provisions in the next few years is as follows:

12/31/2006	Total	Less than 1 year	1 to 3 Years	1 to 5 Years	Over 5 years

Other provisions	2,053	592	495	415	551
(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
The Telefónica Group is exposed to various financial market risks as a result of (i) its ordinary business, (ii) debt taken on to finance its business, (iii) investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group are as follows:
1.	Exchange rate risk

Exchange rate risks arise mainly from two sources. The first is Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro. These are largely in Latin America, but also in the Czech Republic and the UK. The second is debt denominated in currencies other than that of the country where the business is conducted or the home country of the company taking on the debt.

2.	Interest rate risk

This arises from changes in (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

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
The Telefónica Group actively manages these risks with a view to stabilize:
•	cash flows, to facilitate financial planning and take advantage of investment opportunities,

•	the income statement, to make it easier for investors to understand and forecast company results,

•	share capital, to protect the value of the investment.

Where these aims conflict, the Group’s financial management will decide which should be given priority.
Telefónica uses derivatives to manage risks, basically on exchange rates, interest rates and shares.
Exchange rate risk
The fundamental objective of the Group’s exchange rate risk management policy is to offset (at least partly) any impairment of assets related to Telefónica’s business due to declines in exchange rates versus the euro, with savings on the euro value of foreign-denominated debt (which will decline simultaneously). The degree of hedging (i.e. the proportion of foreign currency debt as a percentage of foreign currency assets) tends to be higher in the following circumstances:
•	the closer the estimated correlation between the value of the asset and the value of the currency,

•	the cheaper the estimated cost of hedging (measured as the difference between the additional financial expenses of borrowing in local currency and the expected depreciation in the local currency versus the euro).

•	the more liquid the local currency and derivative markets.
In general, the correlation between asset values and the exchange rate is closer when cash flows generated by the asset in the early years of the investment represent a large proportion of its estimated value.
At December 31, debt denominated in Latin American currencies was nearly 7,306 million euros. However, this debt is not distributed in the proportions as the cash flows generated in each country. Its future effectiveness as a hedge of exchange rate risks therefore depends on which currencies suffer devaluations.
The Group further protects itself against declines in Latin American exchange rates affecting its assets through the use of dollar denominated debt, either in Spain (where such debt is associated with the investment as long as it is considered to be an effective hedge) and in the country itself, where the market for local currency financing may be inadequate or non-existent. At December 31, 2006 the Group’s dollar-denominated debt totaled approximaterly 1,462 million euros net of the effect of the derivative contracts and financial assets in dollars.
To protect its investment in the Czech Republic, the Group has debt denominated in Czech crowns which, at December 31, 2006, amounted to the equivalent of 1,997 million euros.

The Group also manages exchange rate risk by seeking to minimize the negative impact of exchange rate exposure on the income statement. Such exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency financing which makes it impossible to arrange a low-cost hedge (as in Argentina for example), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, (iii) as the result of a deliberate policy decision.
In 2006, exchange rate management resulted in gains totaling 61 million euros, mostly from the positions hedging against possible weakness in the US dollar. Gains from exposure to Latin American currencies were offset by variations in Latin American currency exchange rates against the US dollar.
2006 marked the completion of the acquisition of 100% of O2, plc. This acquisition was financed with debt using a multi-currency loan which was refinanced in 2006, mainly through the issuance of bonds and long-term loans. The refinancing strategy in relation to liquidity risk management is discussed below. The final breakdown by currency of the liabilities assumed in connection with this acquisition takes into account the fact that a portion of the company’s value derives from its euro zone businesses (Germany and Ireland), which is therefore financed in euros. With regard to the UK businesses, and in view of the imperfect correlation between the value of the business and the euro/sterling exchange rate, around 70% of the acquisition of the UK businesses has been financed in sterling. Accordingly, at December 31, 2006 the amount of debt denominated in pounds sterling (via debt or derivative instruments) is equivalent to 11,095 million euros.
Interest rate risk
Telefónica’s financial expenses are exposed to changes in interest rates. In 2006, the rates applied to the largest volumes of short-term debt were based on the Euribor, sterling Libor (because of the acquisition of O2 plc), Brazilian SELIC, dollar Libor and Chilean UF. At December 31, 2006, 45.4% of total debt (46.3% of long-term debt) was at rates fixed for more than one year. Of the remaining 54.6% (debt at floating or fixed rates maturing in less than one year), the interest rate on 41.1 percentage points was set for a period of more than one year (23% of long-term debt). At December 31, 2005, 66% of long-term debt carried fixed interest. New debt taken on in the year, particularly that linked to the O2, plc acquisition, has created additional exposure to the short-term and long-term rates prevailing at the time of arranging the debt or related hedging contracts. Finally, early retirement liabilities were discounted to present value over the year using the implied interest rate curve on the swap markets. The increase in interest rates has reduced the size of these liabilities.

Net financial expenses in 2006 were 2,734 million euros, 68.0% higher than in 2005. Excluding exchange rate differences, interest expense in 2006 and 2005 was 2,795 and 1,790 million euros, respectively, a year-over-year increase of 55.9%. This increase is the result of two offsetting factors. The 83.9% increase in the total average net debt balance (54,315 million euros at December 31, 2006, including early retirement commitments) triggered an increase of 1,372 million euros. On the other hand, interest expense was reduced by 369 million euros as a result of a 47 million euro reduction in expense related to liabilities carried at fair value, and a reduction of 109 basis points in the Group’s average cost of debt (2006 over 2005), generating savings of 322 million euros. The latter trend is because the additional debt taken out in 2006 carries lower interest rates than on average in 2005. The figure for financial expenses in 2006 gives an average cost of average total net debt of 5.0%, or 5.1% stripping out exchange rate gains.
Finance costs in 2005 were 1,628 euros, 0.3% less than in 2004. Stripping out the impact of exchange rate differences, however, the figures for 2005 and 2004 would be 1,790 and 1.456 million euros, respectively. This means that, at constant currency, interest expenses were 22.9% higher in 2005 than in 2004. Most of this rise is due to the 18,6% rise in total average net debt to 29,534 million euros at December 31, 2005, including early retirement commitments. The rest is due to the rise in Brazilian interest rates and in Latin American debt, following the acquisitions of cellular operators in 2004 and the start of 2005.
Share price risk
One of the share price risks to which Telefónica is exposed relates to the price performance of its own shares. This arises from the share buyback program began in October 2003 and renewed in April 2005, for an estimated 6,000 million euros to 2007 (inclusive), which depends on the generation of cash flows and on the share price. In May 2006, Telefónica announced that it would continue with its current share repurchase program, with 2,700 million euros pending through 2007.
At December 31, 2006, Telefónica, S.A. held more than 75 million treasury shares and call options on 85 million treasury shares (see Note 12), maturing in the first half of 2007. This option strategy offers some protection against a rise in the share price that would reduce the number of shares it could buy with the pre-allocated funds. The maximum possible financial loss given the strategy in place is the premium on the options, if the share price is lower than the option strike price at maturity. On the other hand, if this occurs Telefónica could buy shares more cheaply on the market.
At the Shareholders’ Meeting of Telefónica S.A. on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given the rights to earn a certain number of Telefónica S.A. shares as a form of variable remuneration (see Note 20.e).
The maximum number of shares assigned in 2006 (first cycle) was 6,530,615. According to the plan, the shares may be either (a) treasury shares in Telefónica, S.A., acquired by either Telefónica, S.A. itself or any of the Telefónica Group companies, in compliance with the legal requirements in force in this connection; or (b) newly-issued shares. The possibility of handing over shares to employees in the future, in accordance with relative shareholder remuneration, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the cycle start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for the ordinary shareholder as a result of the higher number of shares outstanding.
To reduce risk and ensure the company has enough shares to meet its commitments at the end of the cycle commenced in 2006, Telefónica bought an instrument from a financial institution that will deliver to Telefónica, at the end of the cycle, a number of shares based on the same measure of success used in the plan. The maximum number of shares which Telefónica could receive is 7,200,000. The cost of this instrument was 46 million euros which, in unit terms, is equivalent to 6.43 euros per maximum number of shares.
Telefónica is also exposed to fluctuations in the share price of its investees, especially where these fall outside its core business and could be sold. In 2006, Telefónica sold its stake in Telepizza and partially divested Sogecable by virtue of tendering a portion of its shares in the public takeover bid.
Liquidity risk
Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturies, allowing some flexibility. In practice this translates into two key principles:
1.	Group debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to pay down debt rather than on dividends or acquisitions).

2.	The Group must be able to pay all commitments over the next 12 months without accessing new borrowing or the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.
As of December 31, 2006, the average maturity of the Group’s 52,145 million euros net financial debt was 6.5 years. The Group would need to generate around 8,000 million euros per year to repay the debt in this period if it used all its cash for this purpose. Cash generation in 2006 amply exceeded this amount, so that if it maintains the same pace of cash generation during the average lifetime of the debt, the Group would repay the debt in its entirety before 6.5 years if it used all its cash for this purpose.
Gross debt maturities in 2007 (8,381 million euros, including hedges) are lower than the availability of funds calculated as the sum of:
(i)	current financial investments and cash at December 31, 2006 amounting to 5,472 million euros,

(ii)	annual cash generation projected for 2007 (which is expected to be higher than the 2006 figure),

(iii)	unused credit lines arranged with banks whose initial maturity is over one year (more than 5,400 million euros, including the lines for Cesky Telecom, Endemol B.V. and the O2 Group).
The existing excess is sufficient to accommodate dividend payment commitments and the acquisition of pending treasury shares to conclude the current share repurchase program.
On October 31, 2005, Telefónica launched a takeover bid for 100% of UK operator O2 for 17,887 million pounds sterling. To finance the O2 public takeover bid, Telefónica, S.A. arranged a syndicated loan for 18,500 million pounds sterling with a group of financial institutions. One-third of the facility matures in two years, one-third in two-and-a-half years, and the remaining third in three years. Payment for the acquisition of 100% of O2’s shares took place in various installments over the first four months of 2006. Use of this loan to finance the payment considerably increased the Group’s debt repayment obligations for 2007 and 2008, significantly reducing the average life of its debt to 3.75 years from 5 years at December 31, 2005.
In order to comply with the two aforementioned principles governing liquidity risk management, the Group launched a plan to refinance the loan used to acquire O2. Since the refinancing plan relied on tapping the international bond markets, the Group set and announced medium-term financial objectives in order to preserve its creditworthiness and guarantee access to the capital markets. These objectives are:
1.- To maintain a minimum credit rating of BBB+/Baa1, and
2.- To maintain net debt and similar financial commitments equal to or less than 2.5 times OIBDA (operating income before depreciation and amortization) in the medium term.
Telefónica is currently rated a BBB+ by Standard & Poor’s, Baa1 by Moody’s and BBB+ by Fitch.
Financing activity has been concentrated in the international capital markets, mainly the euro, sterling and dollar markets. The principal bond issues in the year were as follows:
•	In January 2006, 4,000 million and 1,250 million during of bonds were denominated in euro and sterling, respectively. The euro denominated bonds carry maturities of between 5 and 10 years, while the sterling denominated bonds carry maturities of 12 to 20 years.

•	In June, 5,250 million dollars of bonds were issued in the US market with maturities of 3, 5, 10 and 30 years.

•	In July, 1,250 million euros of 3.5-year floating rate debentures were issued.

•	In September, 500 million euros of 5.5-year debentures were issued.

•	In October, the Company issued 300 million in euros debt maturing in 2 years.

•	In December, 500 million pounds sterling debt was issued, maturing in 7 years and one month.
The Group undertook the following transactions in the syndicated loan market:
•	In April, it arranged a syndicated loan with a group of savings banks in the amount of 700 million euros carrying an average maturity of 10 years.

•	In December, it arranged to refinance 7,000 million pounds sterling of the syndicated loan used to acquire O2, with a term extension to 2013 from the participant banks and the financial terms were brought into line with those applying to other Telefónica loans.
Thanks to this intense activity in the financial markets, in 2006 Telefónica refinanced the entire syndicated loan used to acquire O2, substantially mitigating refinancing risk for 2007 and 2008 with more than 7,000 million euros and 19,000 million euros, respectively, in net debt were due to mature, based on figures at March 31, 2006. At December 31, 2006 net debt maturities in 2007 and 2008 following the refinancing transactions, totaled 2,911 million euros and 3,700 million euros, respectively, having been reduced by more than 20,000 million euros on aggregate. As a result, the long-term nature of most of the financial transactions completed extended the average maturity of net debt from 3.75 years in the wake of the O2 acquisition to 6.5 years at December 31, 2006.
Country risk
Telefónica has managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.	partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities,

2.	repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding this first point, Telefónica’s Latin American companies now have external net debt not guaranteed by the Spanish companies of 4,669 million euros, i.e. 9% of the Group’s total net financial debt, with Colombia (2,719 million euros), Brazil (1,386 million euros) and Peru (753 million euros), accounting for the majority.
Regarding the second point — repatriation of funds — Telefónica repatriated 2,491 million euros from Latin America in 2006, net of taxes, mostly in dividends and the rest as interest or repayments on loans to Latin American subsidiaries.
In this regard, it is worth noting that since February 2003 Venezuela has had a new exchange control mechanism in place. The Currency Administration Commission (CADIVI) was set up to manage the exchange control system and determine authorizations of currency sales. This body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request from the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment”. In 2006, Telefónica Móviles Venezuela obtained approval of 137 million US dollars under this heading. Approval of the last dividend requested recently totaling 219 million US dollars is pending.
Derivatives policy
At December 31, 2006, the nominal value of outstanding derivatives with external counterparties came to 120,267 million euros. This amount implies a 107% increase on 2005 and evidences the increase in the Group’s debt resulting from the O2 acquisition. This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For instance, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using an FRA. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid problems arising through error or a failure to understand the real position and its associated risks.
The Group’s derivatives policy emphasize the following points:
1)	Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s operating currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with IFRS requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with operating currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, i.e. hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by the various accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event the variations are recognized in the income statement.

On this point, in 2004 hedging relationships were adjusted to take into account the different treatment of certain transactions under IFRS as compared to Spanish GAAP, so as to limitthe combined impact of the hedge and its underlying in the income statement while maintaining the full economic hedge.

2)	Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of depth to certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to cover. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial duration of the underlying in foreign currency will be modified so as to reduce interest rate risk in foreign currency as far as possible.

Sometimes, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3)	Identity of the company contracting the derivative and the company that owns the underlying.

Generally, Telefónica aims to ensure that the hedging derivative and the corresponding underlying or risk should belong to the same company. Sometimes, however, the holding companies (Telefónica S.A. and TISA) have taken out hedges on behalf of a subsidiary that owns the underlying . The main reasons for separating the hedge and the underlying were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether Group companies or the banks).

4)	Capacity to measure the derivative’s market value using the valuation systems available to the Group.

Telefónica uses a number of tools to measure and manage risks in derivatives and debt. These include notably Kondor+, licensed by Reuters, which is widely used in financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.

Options can only be sold when: i) there is an underlying exposure (on the balance sheet or associated with a highly probable external cash flow) that would offset the potential loss if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, Telefónica would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6)	Hedge accounting:

The main risks that may qualify for hedge accounting are as follows:
•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying in the company’s operating currency and affect the measurement of the cash flow in the operating currency.

•	Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies held in the available-for-sale portfolio.
Regarding the underlying:
•	Hedges can cover the whole or part of the value of the underlying .

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•	The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that hedges have longer terms than the contractual underlying that they cover. This happens when Telefónica enters into long-term swaps, caps or collars to protect itself against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and the company commits to this by defining the underlying in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.
Hedges can be of three types:
•	Fair value hedges.

•	Cash flow hedges, which can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, interest rates above 4%, etc). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of the option are taken to the income statement.

•	Hedges on net investment in consolidated foreign subsidiaries. Generally such hedges will be put in place by Telefónica S.A. and the other Group holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (Czech crown, UK pound sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances the Group uses derivatives, either forwards or cross-currency swaps to hedge the net investment. “Pay fixed-rate foreign currency” cross-currency swaps are valued using the forward method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to equity). “Pay floating rate foreign currency” swaps are valued by the spot method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to the income statement). As an exception to this general rule, for currencies with high interest spreads to the euro (such as the Brazilian real) the Group opts for short-term structures (around 1 year) and uses the spot rate method even when it is paying fixed-rate foreign currency, to make the income statement easier to understand. Hedges using forwards are analyzed on a currency by currency basis. Where technical market issues arise or the perception of exchange rate risk changes, the Group may decide to cancel the designation of a position as a hedge early, irrespective of its maturity. Similarly, for hedging positions nearing maturity (less than 3 months), due to technical market reasons such as liquidity etc., maturity may be brought forward (by taking an offsetting position or selling the derivative in the market). If it has been decided not to renew the hedge, the designation will be cancelled and the transaction can then be treated as effectively the same as the hedge reaching maturity. Otherwise, the hedge can be renewed early, in which case the first hedge’s designation is cancelled and the new hedge designated in its stead. Sometimes, a derivative-based hedge may be renewed using foreign currency debt instruments.
Hedges can comprise a combination of different derivatives.
There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. In fact, hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting the Group’s share capital. The designation of hedges may therefore be cancelled, before maturity, either because of a change in the underlying or because of a change in perceived risk on the underlying . Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficacy of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in fair value or in the cash flows attributable to the hedge would offset the changes in fair value or cash flows attributable to the hedged risk, using the straight-line method.
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
The breakdown of the Group’s derivatives at December 31, 2006, their fair value at year-end and the expected maturity schedule is as follows:

	Millions of euros
		Notional value
		Maturity
	Fair value				Subsequent
Associated	12/31/06	2007	2008	2009	years	Total

Interest rate hedges	(268)	390	126	657	2,074	3,247
Cash flow hedges	(210)	319	103	654	4,395	5,471
Fair value hedges	(58)	71	23	3	(2,321)	(2,224)
Exchange rate hedges	837	528	(305)	853	3,703	4,779
Cash flow hedges	862	511	67	853	3,703	5,134
Fair value hedges	(25)	17	(372)	0	0	(355)
Interest and exchange rate hedges	356	456	857	131	2,277	3,721
Cash flow hedges	179	52	481	0	2,268	2,801
Fair value hedges	177	404	376	131	9	920
Hedge of net investment in foreign operations	185	(2,234)	(244)	(563)	(1,946)	(4,987)
Derivatives not designated as hedges	34	7,372	(485)	(402)	1,038	7,523
Interest rate	9	6,606	(202)	(488)	999	6,915
Currency	(51)	192	(32)	4	8	172
Interest and exchange rate	76	574	(251)	82	31	436

For hedges, the positive amount is in terms of fixed “payment”
For exchange rate hedges, a positive amount means payment of operating vs. foreign currency.
Details of derivative products taken out at December 31, 2006 and 2005 are provided in Appendix III.

(17)	TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. In 2006, the consolidated tax group comprised 43 companies (48 in 2005).

Amendment to the Spanish Corporation Tax Law

On November 28, 2006, the Spanish Corporate Income Tax Law was amended to reduce the tax rate from the current 35% to 32.5% for the year ending January 1, 2007 and to 30% for all years ending after January 1, 2008.

This amendment reduces the tax rate applicable to Spanish companies’ profits, but also means less can be claimed back on tax losses carried forward from previous years on the consolidated balance sheet.

Based on estimates of taxable income and recovery of the deferred tax assets and liabilities recognized on the consolidated balance sheet, the Company has quantified the impact of this change on the 2006 financial statements, recognizing a 355 million euro charge to “Corporate income tax”, and a 14 million euro charge directly in equity.

Deferred tax assets and liabilities

The movements in deferred taxes in 2006 and 2005 are as follows:

	Millions of euros
	Deferred tax	Deferred tax
	assets	liabilities

Balance at December 31, 2005	8,385	2,477
Additions	2,841	738
Disposals	(2,997)	(419)
Changes to tax rates	(450)	(81)
Transfers	4	(65)
Net international movements	(65)	(50)
Company movements and others	450	(88)
Tax effect of the O2 purchase price allocation	533	2,188

Balance at December 31, 2006	8,701	4,700

	Millions of euros
	Deferred tax	Deferred tax
	assets	liabilities

Balance at December 31, 2004	8,957	1,643
Additions	1,839	789
Disposals	(2,697)	(610)
Transfers	(58)	63
Net international movements	199	269
Company movements and others	145	323

Balance at December 31, 2005	8,385	2,477

The tax loss carryforwards in Spain at December 31, 2006 at the main Group companies totaled 6,290 million euros, of which 332 million and 5,953 million were incurred in 2003 and 2002, respectively. These can be utilized maximum of 15 years. The balance sheet at December 31, 2006 includes a 1,321 million euro deferred tax asset corresponding to 4,105 million euros of tax loss carryforwards.
The 2002 income return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.). This arose through the transfer of certain holdings acquired in previous years where the market value differed from the carrying amount (underlying book value) as a result of having implemented article 159 of the Spanish Corporation Law. However, as past rulings by the tax authorities differ from the interpretation being put forward by the Company, no adjustment has been made to the financial statements in this respect.
In respect of the sale of the shareholding in Lycos Inc., previously owned by Terra Networks, S.A., (now Telefónica, S.A.) a tax credit of 272 million euros was recognized in 2004. In addition, the Company has begun procedures to file a higher tax loss for 2004, of up to 7,418 million euros. It is arguing that for tax purposes the Lycos Inc. shares received should be valued at market value, rather than carrying amount, in conformity with article 159 of the Spanish Corporation Law. However, as the tax authorities have opposed such claims in other similar cases and the final decision remains uncertain, no deferred tax asset has been recognized in this connection as of the date of preparation of these consolidated financial statements.
Furthermore, O2 Germany GMBH, the O2 Group’s German subsidiary, has tax loss carryforwards amounting to 7,591 million euros, of which 533 million euros have been recognized as deferred tax are carried in line with the prospects of generating future taxable earnings.
Tax credits recorded on the consolidated balance sheet and pending application at the Latin American subsidiaries at December 31, 2006 totaled 489 million euros, of which 199 million and 269 million euros corresponded to Brasilcel and the Argentine operators, respectively.

At year-end, the Group had capitalized 1,810 million euros of tax credits in connection with double taxation deductions, export activity tax credits and a tax credit associated with the reinvestment of capital gains.
Temporary differences
Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the balance sheet, whereas taxable temporary differences give rise to deferred tax liabilities. Details of the sources of deferred tax assets and liabilities from temporary differences recorded at December 31, 2006 and 2005 are as follows:

	Millions of euros
	2006		2005
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	Liabilities	assets	liabilities

Property, plant and equipment	629	469	109	652
Intangible assets	36	3,151	78	1,150
Personnel commitments	1,550	3	1,745	11
Provisions	758	180	546	137
Investments in subsidiaries, associates and joint ventures	957	393	1,197	63
Other	549	504	690	464

Total	4,479	4,700	4,365	2,477

Tax payables and tax receivables
Current tax payables and receivables at December 31, 2006 and 2005 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/06	12/31/05

Tax payables:
Tax withholdings	108	78
Indirect taxes payable	1,162	967
Social security	202	178
Current income taxes payable	903	819
Other	466	150

Total	2,841	2,192

	Millions of euros
	Balance at	Balance at
	12/31/06	12/31/05

Tax receivables:
Indirect tax receivables	919	710
Current income taxes receivable	520	522
Other	115	216

Total	1,554	1,448

Reconciliation of book profit before taxes to taxable income
The reconciliation of book profit before taxes to taxable income for corporate income tax purposes and the determination of the corporate income tax expense for 2006 and 2005 is as follows:

	Millions of euros
	2006	2005	2004

Book profit before taxes	6,764	6,607	4,692

Tax expense at prevailing statutory tax rate (35%)	2,367	2,312	1,595
Effect of statutory rate in other countries	199	(71)	99
Variation in tax expense from new taxes	6	—	—
Permanent differences	553	223	(89)
Changes in deferred tax charge due to changes in tax rate	355	2	—
Capitalization of tax deduction and tax relief	(1,429)	(177)	(167)
Use of loss carryforwards	(144)	(307)	(51)
Decrease in tax assets for losses or tax credits and tax relief	54	39	42
Increase/(decrease) in tax expense arising from temporary differences	(46)	(54)	45
Consolidation adjustments	(133)	(58)	(72)
Adjustment to income tax for changes in previous year’s tax settlement	(1)	(5)	49

Corporate income tax charge	1,781	1,904	1,451

Breakdown of current/deferred tax expense
Current tax expense	3,116	2,610	1,678
Deferred tax expense	(1,335)	(706)	(227)

Total corporate income tax charge	1,781	1,904	1,451

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.
Capitalization of tax credits consist primarily of the 1,429 million capitalized by the Tax Group in Spain, mainly in connection with export activity tax credits totaling 910 million euros, double taxation deductions and a tax credit associated with the reinvestment of the gain obtained on the sale of TPI. At December 31, 2006 no deductions were pending recognition by companies in the Tax Group.
On September 25, 2002, tax inspections commenced at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company. The taxes inspectioned were corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and non-resident income tax (1998 to 2001). The tax audits were concluded in 2005 with a final tax assessment, signed under protest, of approximately 135 million euros. This is not expected to give rise to material liabilities on the Telefónica Group consolidated financial statements.
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit currently in progress, the Tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax, non-resident income tax and VAT; and the years since 2001 for corporate income tax (since 2001 and 2000, respectively, for the other Spanish companies).
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
-	The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

-	The last four years in Peru, Guatemala and Venezuela.

-	The last three years in Chile, El Salvador, Ecuador, the USA and Panama.

-	The last three years at the O2 Group. In addition, the period between March 2001 and March 2004 is open to inspection at O2 UK and O2 Third Generation.
The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.
(18)	DISCONTINUED OPERATIONS
In 2006 Telefónica, Publicidad e Información, S.A.’s (TPI) operations were disposed .
The divestment of this investment in 2006 (see Note 2) represents the Telefónica Group’s exit from the directories business, further reinforcing the Group’s focus on its telephony, data and broadband businesses.

TPI’s results in 2006 until the effective date of its sale and in 2005 and 2004 are as follows:

Millions of euros	2006	2005	2004

Operating income	270	654	472
Operating expense	(219)	(459)	(291)
Operating loss	51	195	181
Financial income (loss)	(4)	(5)	(6)
Loss before minority interests and tax	47	190	175
Corporate income tax	(14)	(66)	(62)
Income from discontinued operation	33	124	113

In October 2004 Terra Networks Terra Networks, S.A. (now Telefonica, S.A.) agreed to sell Lycos Ic. To Daum Communications Corp. for 108 million dollars. For comparison purposes, Lycos’ results up to the effective date of its sale are recognized under “Income (loss) from discontinued operations” in the consolidated income statement for 2004. Lycos Inc’s results in 2004 until the effective date of its sale were as follows:

Millions of euros	2004

Operating income	82
Operating expense	(93)
Operating loss	(11)
Financial income (loss)	(12)
Loss before minority interests and tax	(23)
Corporate income tax	(155)
Income from discontinued operation	132

Net cash flows in 2006 until the effective date of its sale and in 2005 and 2004 are as follows:

Millions of euros	2006	2005	2004

From operating activities	65	134	133
From investing activities	(7)	(14)	(81)
From financing activities	(141)	(124)	(66)
Foreign currency risk	(2)	3	—

Total increase (decrease) in net cash	(85)	(1)	(14)

The gain on the sale of this company:

Millions of euros

Non-current assets	69
Current assets	286
Non-current liabilities	(78)
Current liabilities	(271)

Total	6

Sale price	1,838

Income from the disposal	1,832

The tax expense generated by the disposal of this company was 269 million euros.
Although TPI remained fully operational in 2005, its earnings are presented under “Profit from discontinued operations after taxes” on the consolidated 2005 income statement for comparison purposes.

(19) REVENUES AND EXPENSES
Net sales and services:
The breakdown of sales and services rendered is the following:

Millions of euros	2006	2005	2004

Services rendered	49,241	34,519	27,497
Net sales	3,660	2,864	2,312

Total	52,901	37,383	29,809

Other income
The detail of this heading is as follows:

Millions of euros	2006	2005	2004

Non-core and other current operating income	517	437	425
Internal expenditures capitalized	719	601	470
Capital grants	47	75	113
Gain on disposal of assets	288	303	126

Total	1,571	1,416	1,134

Among gains on asset disposals is a gain obtained from the Telefónica Group’s real estate efficiency plan via the selective sale of properties, which generated results of 100 million euros in 2006 (66 million euros in 2005 and 34.32 million euros in 2004).
In March 2006, Telefónica accepted the public takeover bid for Sogecable, thereby generating a gain of 142 million euros (see Note 13).
The figure for 2005 also includes the proceeds from the sale of the 14.41% shareholding in US company Infonet Services Corporation, Inc. totaling 80 million euros (see Note 13) and from the public offering of Endemol shares totaling 56 million euros (see Appendix 2).
In 2004, the Group recorded proceeds from the sales of 2.13% of Eutelsat, Terra México and Radio Móvil Digital of 21.43, 10.75 and 10.23 million euros, respectively.

Other expenses
The detail of this heading in 2004, 2005 and 2006 is as follows:

Millions of euros	2006	2005	2004

Leases	900	489	379
Advertising	2,071	1,665	1,160
Other external services	6,259	4,503	3,484
Taxes other than income tax	905	781	523
Other operating expenses	220	228	224
Changes in operating allowances	609	471	330
Loss on disposal of long-term investments	131	75	272

Total	11,095	8,212	6,373

In 2006 and 2005, research and development costs recognized as expense were not significant.
Estimated schedule
The estimated payment schedule for future years on operating leases and acquisition commitments is as follows:

		Less than	1 to 3	1 to 5
12/31/2006	Total	1 year	Years	Years	Over 5 years

Operating leases	5,628	790	1,457	1,070	2,311

Acquisition commitments	2,426	1,773	543	56	54

The main financial lease transactions are described in Note 22.
Personnel expenses and employee benefits
The detail of personnel expenses is as follows:

	Millions of euros
	2006	2005	2004

Wages, salaries and other personnel expenses	6,539	4,921	4,227
Staff restructuring expenses	1,083	611	749

Total	7,622	5,532	4,976

Staff restructuring expenses recorded by the Group include the costs of the Telefónica de España labor force reduction program of 934, 578 and 707 million euros in 2006, 2005 and 2004, respectively (Note 15).
Number of employees
The following is a breakdown of the Telefónica Group’s average headcount in 2006 and 2005, together with headcount at each year-end. The employees shown for each subgroup include the Telefónica Group companies with similar activities in order to present the employees by business.

	2006		2005
	Average	Year-end	Average	Year-end

Telefónica Spain	39,169	38,616	40,588	39,613
Telefónica Latam	48,315	47,833	46,004	47,175
Telefónica Europe	26,248	27,844	9,888	10,531
Subsidiaries and other companies	111,744	118,703	95,675	107,380

Total	225,476	232,996	192,155	204,699

TPI Group	1,661	—	2,931	2,942

Total	227,137	232,996	195,086	207,641

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2006 were 99,774 and 106,424, respectively.
Employee benefits
The Telefónica Group has arranged a defined contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant.
This plan is entirely externalized in outside funds.
At December 31, 2006, 36,209 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (2005: 45,662). The contributions made by the various companies in 2006 amounted to 95 million euros (2005: 94 million euros).
Furthermore, in 2006, the Group approved a Pension Plan for Senior Executives, wholly funded by the company, which complements the previous plan. This plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of said Plan.
Telefónica S.A. has recorded costs in respect of the contributions to this executive plan of 21 million euros in 2006 and 113 million euros in connection with extraordinary contributions.
No provision was made for this plan as it has been fully externalized.

Net finance results
The year-over-year increase in financial expenses relates to the increase in interest-bearing debt (see Note 13).
Note 16 provides a breakdown of the various components of financial results in 2006 as compared to 2005.
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2006	2005	2004

Depreciation of property, plant and equipment	6,636	5,217	4,548
Amortization of intangible assets	3,068	1,476	1,094

Total	9,704	6,693	5,642

Estimated future amortization expense of intangible assets at December 31, 2006 is as follows:

Millions of euros	Total

2007	3,625
2008	2,880
2009	2,135
2010	1,995
2011	1,995

Earnings per share
Basic earnings per share is calculated by dividing net profit for the year attributable to equity holders of the parent by the weighted average number of shares outstanding over the period. Diluted earnings per share is calculated by dividing net profit for the year attributable to equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares in issue) by the weighted average number of ordinary shares outstanding over the period, plus the weighted average number of ordinary shares that would be created if all the potentially dilutive ordinary shares outstanding in the period were converted into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
Profit (loss)	2006	2005	2004

Profit from continuing operations attributable to equity holders of the parent	4,650	4,375	2,978

Profit from discontinued operations attributable to equity holders of the parent	1,583	71	198

Total profit for the purposes of basic earnings per share attributable to equity holders of the parent	6,233	4,446	3,176

Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—

Total profit for the purposes of diluted earnings per share attributable to equity holders of the parent	6,233	4,446	3,176

	Thousands
Number of shares	2006	2005	2004

Weighted average number of shares outstanding (excluding treasury shares)	4,778,999	4,870,852	4,987,751

Dilutive effect of conversion of potential ordinary shares

- Endemol employee share option plans	421	833	282

- Terra Lycos employee share option plans	—	22	—

Weighted average number of ordinary shares outstanding for the purposes of diluted earnings per share (excluding treasury shares)	4,779,420	4,871,707	4,988,033

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. Specifically, an adjustment was made for the distribution of part of the share premium via the delivery of shares (1-for-25) approved at the Annual Shareholders’ Meeting of May 31, 2005, which was completed in June 2005 (see Note 12).

There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations is as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2006	2005	2004	2006	2005	2004	2006	2005	2004

Basic earnings per share	0.973	0.898	0.597	0.331	0.015	0.040	1.304	0.913	0.637
Diluted earnings per share	0.973	0.898	0.597	0.331	0.015	0.040	1.304	0.913	0.637
(20)	SHARE-BASED COMPENSATION SYSTEMS

At year-end 2006 and 2005, the Telefónica Group maintained the following shared-based compensation plans linked to the share price of either Telefónica, S.A. or one of its subsidiaries.
a)	Terra Networks, S.A. (now Telefónica, S.A.) share option plan

The Terra Networks, S.A. share option plan was approved at the Shareholders’ Meeting on October 1, 1999 and implemented by Board of Directors’ resolutions adopted on October 18, 1999 and December 1, 1999.

The plan provides, through the exercise of the share options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares of Terra Networks, S.A..

As a result of the Terra Networks S.A. and Telefónica, S.A. merger approved at the General Shareholders’ Meeting held on May 31, 2005 and recorded in the Madrid Mercantile Register on July 16, 2005, Telefónica S.A. took over responsibility for Terra Networks S.A.’s outstanding share option plans.

Consequently, the options on Terra Networks, S.A. shares were automatically translated into options on Telefónica S.A. shares at the exchange ratio used in the merger.

The main features of the plan are as follows:
1.	Each option entitles the holder (employee or executive) to acquire one share of Terra Networks, S.A. (now shares in Telefónica, S.A.) at an exercise price established at the time the options are granted.
2.	The options are exercisable for four to six years following the grant date.
3.	The exercise of the options is contingent upon the beneficiary remaining an employee of the Terra-Lycos Group (now the Telefónica Group).
4.	At the exercise date, the options may be either equity-settled in Terra Networks, S.A. (now Telefónica S.A.) shares, once the beneficiary has paid the option strike price, or netcash-settled.
At December 31, 2006, a total of 53,111 call options on Telefónica, S.A. shares remain outstanding, with a weighted average strike price of 22.70 euros.
The detail of the movements in 2006, 2005 and 2004 is as follows:

	Number of	Average strike
	options	price (euros)

Options outstanding at January 1, 2004	6,438,696	14.70
Options expired/cancelled	(4,054,876)	14.99
Options outstanding at December 31, 2004 (on Terra shares)	2,383,820	14.21
Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	529,738	63.95
Options granted	33,276	27.50
Options expired/cancelled	(445,114)	70.67
Options outstanding at December 31, 2005	117,900	28.28
Options granted	13,278	22.70
Options expired/cancelled	(78,067)	31.12
Options outstanding at December 31, 2006	53,111	22.70

The detail of options outstanding at December 31, 2006, is as follows:

	Number of		Average
	options	Average strike	remaining term to
Range of strike prices (euros)	outstanding	price (euros)	maturity (months)

17.46 - 21.28	37,400	19.971	4.80
28.35 - 29.20	15,711	29.21	0.96
Options outstanding at December 31, 2006	53,111	22.70	3.60

b)	Share option plan of Terra Networks, S.A. (now of Telefónica, S.A) plan resulting from the assumption of Lycos, Inc.’s share option plans.

Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to take over Lycos, Inc.’s share option plan.

At the time of the sale of all the shares in Lycos, Inc to Korean company Daum Communications in 2004, it was agreed that Terra Networks, S.A. would remain responsible for the obligations arising from share options on Terra Networks, S.A. shares to beneficiaries of Lycos, Inc. although Lycos, Inc. could carry out, on behalf of and at the expense of Terra Networks, S.A. whatever actions were necessary or advisable in relation to the exercise of the options by the beneficiaries.

After the merger of Terra Networks, S.A. into Telefónica, S.A., these options became options on Telefónica, S.A. shares.

At December 31, 2006, employees of Lycos, Inc. had options on 115,247 shares outstanding, at a post-merger weighted average price of 67.26 US dollars.

The detail of the movements in 2006, 2005 and 2004 is as follows:

	Number of	Average strike	Average share
	options	price (USD)	price (USD)

Options outstanding at January 1, 2004	19,272,198	20.77
Options exercised	(1,089,238)	6.36	6.30
Options expired/cancelled	(7,319,721)	23.48
Options outstanding at December 31, 2004 (on Terra shares)	10,863,239	20.39
Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	2,414,053	91.76
Options exercised	(161,982)	17.47	20.39
Options expired/cancelled	(1,724,646)	108.58
Options outstanding at December 31, 2005	527,425	59.57
Options exercised	(124,974)	14.37	15.68
Options expired/cancelled	(287,204)	76.15
Options outstanding at December 31, 2006	115,247	67.26

The detail of options outstanding at December 31, 2006, is as follows:

	Number of		Average remaining
	options	Average strike	exercise period
Range of strike prices (USD)	outstanding	price (USD)	(years)

22.52 - 48.32	1,911	47.70	1.91
54.90 - 68.90	90,598	58.30	3.30
74.65 - 136.13	22,738	104.60	2.74
Options outstanding at December 31, 2006	115,247	67.26	3.17

c)	Telefónica, S.A. share option plan aimed at employees of Endemol (“EN-SOP Program”).

In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol, and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment of a Telefónica, S.A. share option plan targeted at the employees of Endemol Entertainment N.V. and its subsidiary companies, known as the EN-SOP Program.

This program consists of granting to the beneficiaries (all the Endemol Group’s permanent employees on January 1, 2001, who are not participating in another similar share or share option plan), effective January 1, 2001, 2002, 2003 and 2004, of a certain number of purchase options on Telefónica, S.A. shares. The exercise period of the options will be four years from the grant date, and the options may be exercised at a rate of one-half in year, three and four years after the related grant date.

The option strike price will be the related annual reference value set on each grant date, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

The options can be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, through a net cash settlement.

The detail of the movements in 2006, 2005 and 2004 is as follows:

	Number of	Average strike	Average share
	options	price (euros)	price (euros)

Options outstanding at January 1, 2004	5,679,562	11.81
Options granted	2,246,732	12.24
Option expired/cancelled	(1,243,495)	14.06
Options outstanding at December 31, 2004	6,682,799	11.54
Options exercised	(492,277)	11.88	13.82
Options expired/cancelled	(1,280,688)	14.29
Options outstanding at December 31, 2005	4,909,834	10.78
Options exercised	(1,824,754)	10.34	12.72
Options expired/cancelled	(336,326)	10.81
Options outstanding at December 31, 2006	2,748,754	11.07

The average remaining life of options outstanding at December 31, 2006 was 0.62 years.

Of all the options exercised in 2006, 3,050 were settled via the delivery of shares (2005: 1,525) (see Note 12) and the remainder were cash-settled for 4.86 million euros (2005: 1.02 million euros).

The Black-Scholes option pricing model was used for the valuation of this plan. Fair value data at the end of 2006 and 2005 and the main assumptions are as follows:

Fair value of options and main assumptions	December 31, 2006	December 31, 2005	December 31, 2004

Average fair value at the closing (euros per option)	5.05	2.20	3.70
Share price (euros)	16.12	12.71	13.86
Average strike price (euros)	11.07	10.78	11.54
Estimated average volatility	19.67%	17.16%	17.70-17.80%
Average option life (years)	0.62	0.83	1.51
Estimated dividend yield	3.10%	3.93%	3.61%
Risk-free interest rate range	3.63% - 4.03%	2.18% - 2.75%	2.21%-3%

Personnel expenses under this plan in 2006 and 2005 totaled 10.14 million and 2.13 million euros, respectively.

d)	Endemol N.V. long-term incentive scheme: share option and share option rights plans

When the subsidiary Endemol, N.V. first floated on the stock exchange in 2005, two compensation plans based on the company’s share price were created for employees of Endemol N.V. and its subsidiaries:

a.	Share rights plan: employees were given rights to free shares subject to a number of conditions concerning the share price and their continuing to work for Endemol for three years, with a number of restrictions on the subsequent sale of the granted shares. The number of share rights delivered and outstanding at December 31, 2006 was 1,050,002, with an estimated fair value at the delivery date of 5.05 euros per right.

b.	Share option plan: employees were granted options to acquire Endemol N.V. shares at a price fixed at the grant date. These options are exercisable in three years provided certain conditions are met concerning the share price and the employees continuing to work for Endemol throughout the period. The option expires five years after the vesting period. The number of options delivered and outstanding at December 31, 2006 was 3,040,933, with an average strike price of 10.52 euros per option. The estimated fair value at the delivery date was 2.47 euros per option.
The detail of the movements in 2006 and 2005 is as follows:

	Share rights plan		Stock option plan
		Average fair		Average fair
		value at		value at
	Number of	delivery date	Number of	delivery date	Average strike
	Rights	(euros)	options	(euros)	price (euros)

Instruments delivered	839,067	4.50	2,346,383	2.11	9.00
Instruments outstanding at December 31, 2005	839,067	4.50	2,346,383	2.11	9.00
Instruments delivered	321,352	6.50	1,050,243	3.19	13.61
Instruments cancelled	(110,417)	5.05	(355,693)	2.26	9.64
Instruments outstanding at December 31, 2006	1,050,002	5.05	3,040,933	2.47	10.52

The following methods and main assumptions were used to determine the fair values of deliveries in 2006 and 2005 under these two plans:

Main assumptions	Share plan		Option plan
	2006	2005	2006	2005
Valuation method	Monte Carlo		Black-Scholes

Share price (euros)	13.81	9.00	13.81	9.00
Average strike price (euros)	0	0	13.81	9.00
Estimated average volatility	40%	40%	40%	40%
Vesting period (years)	5	3	5	3
Estimated dividend yield	3.98%	3.977%	3.98%	3.977%
Risk-free interest rate range	3.92%	3.106%	3.92%	3.106%
Fair value at delivery date (euros)	6.71	4.50	3.24	2.11

e) Telefónica S.A. share rights plan: Performance Share Plan
At the General Shareholders’ Meeting of Telefónica S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica S.A. and other Telefónica Group companies. Under this plan, selected participants will be given a certain number of Telefónica S.A. shares as a form of variable compensation as long as certain quialifying requirements are met.
The Plan is initially intended to last for seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to plan beneficiaries is determined based on success in meeting targets set. The shares are delivered, as appropriate , at the End Date of each phase. Each phase is independent to the rest. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).
Award of the shares is subject to a number of conditions:
—	The beneficiary must continue to work for the Company throughout the three years of the phase, subject to certain special conditions related to departures.

—	The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both the share price of and dividends on Telefónica shares, with the TSRs of a basket of listed telecommunications companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting degree of success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the comparison group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.
The maximum number of shares issuable in the 2006 phase is 6,530,615.

The average remaining life outstanding on these share rights at December 31, 2006 was two and a half years.

This plan is equity-settled, so the 8 million euro expense recorded in 2006 is also recognized directly in equity.

To ensure the Company has enough shares to meet its obligations at the end of the phase commenced in 2006, Telefónica purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a number of shares determined using the same measure of success as the plan, i.e. an instrument that mirrors the features of the plan. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros for every maximum number of shares (see Note 16).

This cost is the best benchmark of the fair value of the rights delivered to executives, since it corresponds to an actual market transaction. Accordingly, the unit fair value of the rights on delivery date was set at 6.43 euros per every maximum number of shares.

f)	Telefónica, S.A. share option plan targeted at employees of O2: (O2 Performance Cash Plan)

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the O2 Group. This plan includes the delivery to O2 executives of a specific number of theoretical options in Telefónica, S.A. which, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (namely 12.83 euros) was taken as the reference price.

The estimated duration of this plan is also 7 years, with 5 phases, each of three years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the success rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average	0%
•	Average	30%
•	Equal to or higher than the third quartile	100%
The number of theoretical options assigned in 2006 was 794,473.

g)	Telefónica, S.A. share option plan targeted at all the employees of certain Telefónica Group companies (“TIES Program”)

February 15, 2005 was the third and final exercise date for the TIES Program, a compensation plan based on the Telefónica S.A. share price involving share subscriptions and granting of share options, targeted at non-executive personnel of the Telefónica Group and created by resolutions of the General Shareholders’ Meeting of April 7, 2000. However, as the initial reference value was higher than the market price at that time, there were no exercisable options and therefore all options expired and were cancelled and the TIES program was terminated.

h)	Telefónica Móviles, S.A. (now Telefónica S.A.) share option plan (“MOS Program”).

Authorization was given at the Extraordinary Shareholders’ Meeting of Telefónica Móviles S.A., in a resolution passed on October 26, 2000, to establish a corporate share option plan for executives and employees of Telefónica Móviles, S.A. and its subsidiaries. The terms of the plan were modified at Telefónica Móviles S.A.’s Shareholders’ Meeting of June 1, 2001.

In 2005, in the third exercise period, a total of 1,298,072 options were exercised. A further 392,699 options were cancelled in 2005 following voluntary departures of company employees.

On January 3, 2006, the last exercise period expired, in which a total of 9,404,040 options were exercised. Other options were cancelled. This exercise period marked the end of this plan.

The detail of the movements in 2006, 2005 and 2004 is as follows:

	Number of	Average strike	Average share
	options	price (euros)	price

Options outstanding at January 1, 2004	12,819,072	10.49
Options exercised	(1,118,665)	10.49	8.70
Options expired/cancelled	(563,263)	10.49
Options outstanding at December 31, 2004	11,137,144	10.49
Options exercised	(1,298,072)	10.49	9.02
Options expired/cancelled	(392,699)	10.49
Options outstanding at December 31, 2005	9,446,373	10.49
Options exercised	(9,404,040)	10.49	10.57
Options expired/cancelled	(42,333)	10.49
Options outstanding at December 31, 2006	—	—
(21)	OTHER INFORMATION
a) Litigation
Telefónica, S.A. and its group companies are party to several lawsuits which are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica group is present.
Based on the advice of the Company’s legal counsel it is reasonable to assume that this litigation will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome. We highlight the following unresolved cases:
1)	Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

Sintel, a former subsidiary of Telefónica, was declared bankrupt in 2001. As a result of the voluntary bankruptcy proceeding heard by Madrid Court of First Instance No. 42 (case 417/2001), two criminal proceedings commenced which affect Telefónica:

In the first proceeding (“Abbreviated” proceeding No. 273/2001) being heard by Central Examining Court no. 1, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

In the second proceeding (Preliminary proceeding No. 362/2002), being heard by Central Examining Court no. 1 for a possible offence of extortion. This proceeding was subsequently assimilated to the preliminary proceedings in case No. 273/2001 above.

The two proceedings were combined in April 2004. The motion filed by counsel for Telefónica, S.A. to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. To date, no liability has been established and the plaintiffs’ claim in this regard has been explicitly dismissed.

2)	Class actions filed by shareholders of Terra in the US in connection with Telefónica, S.A.’s takeover bid for Terra Networks, S.A.

On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, S.A., Terra Networks, S.A. and certain directors of Terra Networks, S.A.

Both actions alleged that the takeover bid by Telefónica was the result of non-compliance with the fiduciary commitments of this company, and of the Board of Directors of Terra Networks. It was also alleged that Telefónica had used its controlling position to offer an inadequate price for Terra Networks shares and that Terra Networks directors had collaborated on this arice.

The lawsuits, for undetermined amounts, requested payment of damages, as well as legal costs. As a precautionary and definitive measure, the plaintiffs requested that the takeover not be completed.

Since the actions were brought, both action have remained inactive.

3)	Appeal for judicial review No. 6/461/03 filed at the National Appellate Court by the World Association of Shareholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission (CNMV) on June 19, 2003, to authorize the takeover offer by Telefónica, S.A. for Terra Networks S.A.

Telefónica S.A. appears in these proceedings as an intervening non-party in the case to defend the lawfulness of the CNMV’s decision.

On January 27, 2006 the parties received notification of the ruling whereby Section 6 of the National Appellate Court has rejected the appeal for judicial review filed by ACCTER and also the appeal filed by Julián de Fabián López against the administrative decision taken by the CNMV on June 19, 2003 authorizing the takeover bid by Telefónica, S.A. for Terra Networks, S.A.

In a ruling dated March 15, 2006, the Company was informed that ACCTER’s counsel had filed an appeal against the National Appellate Court ruling. On April 4, 2006, Telefónica S.A. appeared before the Third Section of the Supreme Court.

4)	Proceeding contesting the merger resolution voted at the General Shareholders’ Meeting of Terra Networks, S.A. held on June 2, 2005.

On June 30, 2005 the World Association of Shareholders of Terra Networks, S.A. (ACCTER) and its President, on his own account, filed a complaint contesting the merger resolution adopted at the Shareholders’ Meeting of Terra Networks S.A. of June 2, 2005 alleging a breach of article 60.4 of the Securities Market Law. The plaintiffs maintain that before the merger, Telefónica S.A. should have presented a tender offer for the rest of the company’s outstanding voting shares.

After Telefónica filed its answer to the claim (on December 21, 2005), on May 2, 2006 the Injunction Hearing, and the Preliminary Hearing for the Proceedings took place, and was declared ready for the rendering of judgment without the need for evidence. In a ruling dated May 3, 2006, the injunction requested by the plaintiffs was rejected, and they were required to pay the legal costs.

On July 19, 2006, the court ruled against the appeal and required the plaintiffs to pay costs. The plaintiffs have appealed this ruling.

In December 2006 ACCTER appealed against the ruling and Telefónica, S.A. was invited to oppose, which it did.

Furthermore, in its original suit ACCTER sought an injunction by which the fact of the lawsuit would be put on record at the Mercantile Register. This injunction request was rejected in May 2006 and ACCTER was obliged to pay the legal costs. The ruling was appealed by ACCTER, with Telefónica, S.A. again opposing the appeal, which is now pending resolution by the Barcelona Provincial Court.

5)	Claim at the ICSID

As a result of the enactment by the Argentine government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, were significantly affected since the Law renders ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also requires that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso (ARS 1) to one US dollar (US$1).

Accordingly, since negotiations with the Argentine government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On July 6, 2004, the first hearing at the ICSID took place in Washington and a 90-day stay was ordered in an attempt to reach a settlement. Following the expiration of the stay without any settlement having been achieved, on December 6, 2004, Telefónica filed the “memorial” or claim with the ICSID together with the initial supporting testimonies. The Court is currently considering a plea filed by the Argentine government alleging that the matter is outside the jurisdiction of the arbitration court.

On February 15, 2006, Telefónica Argentina, S.A. signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract approved by Royal Decree-Law 2332/90 pursuant to the provisions of Article 9 of Law 25,561.

Among other issues, this memorandum of understanding includes the suspension by Telefónica de Argentina, S.A. and Telefónica, S.A., for a period of 210 business days, of proceedings for all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which are based on events or measures taken as a result of the emergency situation established by Law No. 25,561 with regard the Transfer Agreement and the license granted to the Company. The suspension came into force on October 6, 2006.

This preliminary agreement could put an end to the litigation.

6)	Proceedings filed by Jazz Telecom, S.A.U. (Jazztel) against Telefónica de España S.A.U.

Jazztel began a number of legal proceedings in 2005 related to the Local Loop Unbundling Reference Offer (OBA) approved by the Spanish Telecommunications Market Commission, the CMT.

It filed a claim under ordinary court procedure seeking 337.36 million euros in damages for alleged delays in fulfilling contracts concluded under the OBA. This suit is currently before Madrid Court of First Instance no. 54 with case number 1619/2005. A ruling on July 19, 2006 found that Telefónica had not acted in negligent non-compliance. Telefónica was sentenced to pay 0.7 million euros, since the judge found that Jazztel had also acted in non-compliance. This sentence was appealed by both parties.

Jazztel’s parent company, Jazztel Public Limited Company, filed an ordinary court claim for 456.53 million euros in damages against the Directors of Telefónica S.A. and the directors of Telefónica de España S.A.U., holding them responsible for Telefónica de España, S.A.’s alleged failure to comply with the OBA. The suit is currently before by Madrid Mercantile Court No. 1, with case number 585/2005. On December 21, 2006 the preliminary hearing was held, in which the trial date was set (see Note 24).

The third claim filed by Jazztel alleges unfair trade practices by Telefónica de España S.A.U. in relation to the OBA, though without seeking damages. In this proceeding, Telefónica de España, S.A.U. argued the matter was outside the court’s jurisdiction, which was rejected; this decision was appealed by Telefónica de España, S.A.U. On April 6, 2006 Telefónica de España, S.A.U. responded to the claim.

7)	Proceedings by former shareholders of Terra (Campoaguas, S.L., Panabeni, S.L., José María Parra Hernández and Others) against Telefónica and one of its directors, seeking damages.

Ordinary Proceedings (No. 278/ 2006) commenced at Madrid Mercantile Court No. 2, on September 22, 2006 to hear the claim filed by former shareholders of Terra against Telefónica and one of its directors.

The plaintiffs argue an alleged breach of contract by Telefónica with the shareholders of Terra in respect to the terms and conditions set forth in the Prospectus of the Initial Public Offering of Terra shares, in addition to holding the administrators — both Telefónica (as alleged de-facto administrator of Terra) and one of its directors — liable for the alleged damages to the shareholders of Terra.

Telefónica, S.A. has answered the claim, and the date of the preliminary hearing has been set for October 17, 2007.

8)	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 1, 2004, the TDC ruled that Telefónica de España, S.A.U. had engaged in anticompetitive practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialling arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of de 57 million euros. Telefónica de España filed an appeal for judicial review of this decision (see Note 24).

9)	European Commission (EC) disciplinary proceedings dated July 22, 2004 against O2 for international roaming charges.

On July 22, 2004, O2 (and Vodafone) was sent a statement of objections alleging that it had been abusing its dominant market position in the UK for the provision of wholesale international roaming services, by applying excessive fees to other mobile operators since early 1998 until, at least, the end of September 2003. O2 responded to the claim and a hearing was held before the European Commission. The proceedings are awaiting the European Commission’s ruling.

10)	European Commission proceeding of February 22, 2006 against Telefónica S.A.’s broadband pricing policy.

On February 22, 2006, Telefónica S.A. was sent a statement of objections, initiating formal proceedings alleging the abuse its dominant market position by the fixing of unfair prices since 2001 in breach of Article 82.a of EC Treaty rules.

Specifically, the Commission accuses Telefónica, S.A., and its subsidiaries Telefónica de España, S.A.U., Telefónica Data España, S.A.U. and Terra Networks España, S.A. (the latter two companies have since been merged into Telefónica de España, S.A.U.) of abusing their dominant market position in the form of a price squeeze. The Commission considers that the margin between the prices Telefónica was charging for wholesale access and the tariffs charged to final retail broadband customers was too narrow.

Telefónica has sent the European Commission its response to the Statement of Objections and attended a hearing before the Commission. The proceedings are awaiting the European Commission’s ruling.

11)	Proceedings by Agencia Nacional de Telecomunicações (ANATEL) against various companies from the Brasilcel NV Group (Telerj Celular, S.A., Telems Celular, S.A., Tele Centro Oeste Celular Participaçoes, S.A., and others) regarding the of interconnection revenues and revenues from network usage by other operators inclusion in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

The Brasilcel N.V. (VIVO) Group operators have appealed ANATEL’s decision to modify the basis for calculating amounts payable into the Fund for Universal Access to Telecommunications Services (FUST for its initials in Portuguese), a fund to pay for telecommunications services providers’ obligations to provide universal service (wireline and wireless). The FUST’s income consists of 1% of the operators’ gross operating revenues.

According to ANATEL, revenues obtained from transfers received by other operators (interconnection and network usage) should be included in the basis for calculating the contribution to the FUST.

The operators of Brasilcel N.V., together with other wireless operators, requested a stay of execution in order to be able to continue calculating the FUST calculation basis exclusive of said revenues. Their petition was rejected on January 21, 2006. However, on March 13, 2006, the plaintiffs were granted an injunction allowing that revenues from transfers received by other operators be excluded from the base for calculating charges payable to the FUST.

12)	Cancellation of the UMTS license granted to Quam GMBH in Germany.

In December 2004, the German Regulatory Authority for Telecommunications and Post (RegTP) revoked the UMTS license granted to Quam GMBH in 2000. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. There are two main parts to this claim: the first seeking that the suspension of the license revocation order issued by the RegTP be upheld, and the second, in the event the first does not prosper, seeking the partial and total repayment of the original amount paid for the license.
b) Commitments
  Agreements with Portugal Telecom (Brazil).
On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., , and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis, SGPS, S.A., , agreed to group together all their wireless telephony businesses in Brazil. They therefore undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. In addition, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulations and bylaws.

On October 17, 2002, Telefónica Móviles, S.A. and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., entered into the definitive agreements (Shareholders’ Agreement and Subscription Agreement) that implemented the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.
On July 29, 2006, the merger of Telefónica Móviles, S.A. into Telefónica, S.A. was filed with the Mercantile Register. As a result of this merger and the dissolution of Telefónica Móviles S.A., Telefónica S.A. retained all the rights and obligations of Telefónica Móviles S.A. including those arising from the agreements signed with Portugal Telecom SGPS, S.A. and its subsidiary PT Movéis SGPS, S.A.
In accordance with the aforementioned definitive agreements, Telefónica, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica, S.A., which would be obliged to buy (directly or through another company) all the Portugal Telecom Group’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica’s choice, in (i) cash, (ii) Telefónica S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom group had not increased its ownership interest to 50% of the total capital share of Brasilcel N.V.
Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A. or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, either in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Medi Telecom (Morocco).
On June 15, 2006, Telefónica Móviles España, S.A.U., as shareholder of Medi Telecom, signed a new Shareholders’ Support Agreement together with PT Móveis — Serviços de Telecomunicações, SGPS, SAL, HOLDCO, FINANCE.COM and RMA WATANYA (the last two form part of the BMCE Group) replacing the previous agreement dated October 12, 2000. This commitment requires the signatories, in line with their stake in the share capital of Medi Telecom, to provide the latter with up to 260 million euros of financial assistance in the event of non-compliance with financial clauses or a shortfall in funds at Medi Telecom that would prevent it from meeting its debt servicing obligations. If Medi Telecom attains certain levels of operating earnings before amortization and depreciation during four consecutive quarters, and at the latest on the date of full repayment of its debt (i.e. 2012), this financial commitment will be automatically cancelled.
As a result of the loans and capital increases subscribed by, inter alia, Telefónica Móviles España, S.A.U., during 2003, the aforementioned commitment between the latter, Portugal Telecom and the BMCE group was reduced to 168 million euros at December 31, 2005, broken down as follows:
➢	Telefónica Móviles España, S.A.U.: 54 million euros

➢	PT Movéis-Serviços de Telecomunicações SGPS, S.A.L: 54 million euros

➢	RMA WATANYA: 22 million euros

➢	FINANCE.COM: 8 million euros

➢	HOLDCO: 30 million euros
Guarantees provided for Ipse 2000 (Italy).
The Telefónica Group has provided guarantees securing financial transactions for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy) in which it owns an indirect stake through Telefónica Móviles, S.A. and Telefónica DataCorp, S.A.U. These transactions are mainly to finance sums payable to the Italian government in connection with the grant of the license amounting to 385 million euros.
Telefónica, S.A. (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.
In the wake of the decision by the Italian government to revoke the UMTS license granted to Ipse, the Company considered that, the contractual conditions governing payment of the license having changed, Ipse was no longer obliged to pay the remaining amount and, the principal obligation no longer existing, the bank guarantee and the partners’ counterguarantee (cash collateral) had become extinct. Consequently, it cannot be executed by the government and, therefore, the amount of said cash collateral must be returned to the shareholders in their respective investments.
In defense of its interests, the Company was obliged to , filing a number of claims:
—	Requesting the cancellation of the revocation order.

—	Requesting reimbursement of said cash collateral to the Company’s shareholders.

—	Requesting acceptance by the Italian government of the return by Ipse 2000 of a further 5Mhz of spectrum granted to it following adjudication of the UMTS license, and requesting an 826 million euros reduction in payments owed (corresponding to the 5Mhz of spectrum).

—	Requesting cancellation of the amounts pending payment deriving from adjudication of the UMTS license, based on the new regulatory framework which establishes a maximum annual price per 5Mhz, lower than that set in the license adjudication to Ipse 2000 SpA. This implies a reduction with respect to the initial amount of some 1,200 and 2,300 million euros.

—	Requesting cancellation of the allocation by the Italian government of GSM frequencies free of charge.
These proceedings are at different stages, and the last three have been grouped together into a single proceeding.
Meanwhile, in November 2006, Ipse was due to make its annual license payment; the company asked for an injunction to enable it to defer any payment until after a decision had been made. At December 31, 2006, the amount outstanding was 602 million euros.
Atento
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
On December 1, 2003, Telefónica and GPE took out a put option whereby GPE has the right to sell to Telefónica, which will be obliged to buy, all the shares of Atento N.V. that GPE owns at the time the option is exercised.

Commitments relating to audiovisual content (Telefónica de Contenidos)
At December 31, 2006, Telefónica de Contenidos had the following commitments relating to sports broadcasting rights:
1.	In December 2004, Canal Satélite Digital, S.A. gave its approval to allow Telefónica de Contenidos to broadcast on a non-exclusive basis under the pay-per-view (PPV) system the signal for the soccer games of the First and Second Divisions of the Spanish National Soccer League and of the King’s Cup (Copa de S.M. El Rey) (except for the final) produced by Audiovisual Sport, from January 1, 2005. The rights were acquired at prevailing market prices for this type of content and for a period that will depend on the soccer seasons for which the content provider is able to renew its current agreements with the soccer clubs.

2.	Likewise in December 2004, an agreement was entered into with Audiovisual Sport for the provision of the broadcast signal to Telefónica de Contenidos and/or the Telefónica Group companies to which Telefónica de Contenidos assigns the signal, for the soccer games specified in the agreement with Canal Satélite Digital, at market prices for this type of content for each match, with guaranteed minimum payments per season to Audiovisual Sport from January 1, 2005, and for a period that will depend on the soccer seasons for which the content provider is able to renew its agreements with the soccer clubs.
Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones S.A. ESP
Following the selection on April 7, 2006 of the bid presented by Telefónica Internacional, S.A.U. to become the strategic partner of Colombia Telecomunicaciones S.A. ESP, on April 18, 2006 Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones S.A. ESP signed a framework investment agreement (the “Framework Agreement”) establishing, among others, the following commitments on the part of Telefónica Internacional, S.A.U. Compliance with these commitments is guaranteed by Telefónica Internacional, S.A.U. via a pledge contract on the shares which Telefónica Internacional, S.A.U. holds in Colombia Telecomunicaciones S.A. ESP, signed on May 2, 2006.
—	Telefónica Internacional, S.A.U. undertakes not to sell, transfer, pledge, hand over in usufruct, or in any other manner encumber or dispose of its shares in Colombia Telecomunicaciones S.A. ESP during the first five years of the agreement (until April 28, 2011).

—	Effective April 28, 2006, the shareholders of Colombia Telecomunicaciones S.A. ESP may offer, at any time and in a single package, all the shares they hold at that time in Colombia Telecomunicaciones S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, either directly or via one of its subsidiaries. The sale/purchase price of each share shall depend on the valuation of each share offered in sale by an independent investment bank designated by agreement between the two parties.

—	Telefónica Internacional, S.A.U. undertakes, during the duration of the Framework Agreement, to not perform, either directly or indirectly (via subsidiaries), within the territory of the Republic of Colombia, the sale, distribution, marketing, agency or intermediation of (i) data transmission services (including clear channel, frame relay, IP and ATM) via the different existing transmission technologies, (ii) IT application hosting services, (iii) data center services, (iv) private telecommunications network operation services and/or (v) total IT systems operations, which are competitive with those provided or marketed by Colombia Telecomunicaciones S.A. ESP, via companies whose revenues derive mainly from the provision of this kind of services or operations. Exempt from the aforementioned commitment are companies focused on providing wireless telephony services (TMC and PCS).

If, during the life of the Framework Agreement, Telefónica Internacional, S.A.U. acquires shareholdings which enable it to gain control of companies located in the Republic of Colombia operating in the activities set forth in the above paragraph, Telefónica Internacional, S.A.U. undertakes to present to the Shareholders’ Meeting of Colombia Telecomunicaciones S.A. ESP, and its shareholders undertake to vote in favor of (i) the merger of said companies into Colombia Telecomunicaciones S.A. ESP or (ii) to issue shares without preference rights in exchange for delivery of the assets of said companies to Colombia Telecomunicaciones S.A. ESP. The above undertaking shall not apply in the event that the proposed transaction results in a reduction in the shareholding of the Colombian government in Colombia Telecomunicaciones S.A. ESP to less than twenty percent (20%).

In the event that the option presented by Telefónica Internacional, S.A.U. is not ratified by the shareholders of Colombia Telecomunicaciones S.A. ESP, Telefónica Internacional, S.A.U. shall be free to perform said activities via the company whose control it has acquired directly or indirectly.
Other commitments in the form of performance bonds for concessions or licenses
Telefónica Móviles España, S.A.U., a subsidiary of Telefónica Móviles, S.A. (merged into Telefónica, S.A. in July 2006), provided certain financial guarantees to the Spanish State amounting to 1,100 million euros in relation to the UMTS license in Spain granted to Telefónica Móviles España, S.A.U. These guarantees ensure fulfillment of the commitments assumed by the company when awarded the license in relation to network roll-out, job creation, investments, etc.

Telefónica Móviles España, S.A.U. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, as a result of which the 71 guarantees in force at that date amounting to 631 million euros that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A.U., after the latter had arranged, in the same month, a guarantee of 168 million euros with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September 2003, Telefónica Móviles España, S.A.U. cancelled the returned guarantees at the respective banks.
On June 23, 2004, the Ministry of Industry, Tourism and Commerce issued an order authorizing the change in the commitments assumed by Telefónica Móviles España, S.A.U. in connection with the operation of the third-generation wireless telecommunications (UMTS) service. Under this order, the requests filed by Telefónica Móviles España, S.A.U. in this respect were upheld, compliance with certain commitments was reinterpreted and other commitments were eliminated for the benefit of public interest.
As a result of this change, the amount to be guaranteed by Telefónica Móviles España, S.A.U. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to 158 million euros. The guarantee therefore amounted to 158 million euros at December 31, 2006.
Telefónica Móviles de España, S.A. has begun the procedures to accredit its first year of operating the UMTS service before the Ministry. Compliance with the commitment would reduce the amount guaranteed.
Telefónica, S.A. and its subsidiaries, which in turn head subgroups, perform, as holding companies, various equity investment purchase and sale transactions in the course of their business activities, in which it is standard practice to receive or provide guarantees regarding the non-existence of liabilities, contingencies, etc. in the investments forming the subject matter of the related transactions.
The contingencies arising from the commitments described above were evaluated when the 2006 consolidated financial statements were prepared, and the provisions recorded with respect to the commitments taken as a whole are not material.

Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2006 and 2005 these initiatives and projects resulted in expenditures and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated balance sheet, respectively.

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

c)	Auditors’ fees

The fees paid to the various member firms of the Ernst&Young international organization, to which Ernst&Young, S.L. (the auditors of the Telefónica Group) is a member, amounted to 23.47 million euros in 2006 and 14.84 million euros in 2005. In 2004 fees paid to the varios companies forming part of the Deloitte Touche Tohmatsu International Group, to which Deloitte, S.L. (the auditors of the Telefónica Group) belongs, amounted to 12.53 million euros.

The detail of these amounts is as follows:

	Millions of euros
	2006	2005	2004

Audit of financial statements	13.50	11.19	8.56
Other audit services	9.46	1.96	2.95
Non-audit work	0.51	1.69	1.02

TOTAL	23.47	14.84	12.53

Fees paid to other auditors in 2006 , 2005 and 2004 amounted to 32.69 million euros, 15.22 million euros and 11.20 million euros, respectively, with the following detail:

	Millions of euros
	2006	2005	2004

Audit of financial statements	2.03	4.30	2.55
Other audit services	5.82	3.78	0.23
Non-audit work	24.84	7.14	8.42

TOTAL	32.69	15.22	11.20

These fees include amounts paid in respect of fully and proportionally consolidated Spanish and foreign Telefónica Group companies. In 2006 and 2005, respective totals of 1.09 million euros and 0.86 million euros, corresponding to 50% of the fees paid by proportionally consolidated companies, were included.
(22)	FINANCE LEASES:

The principal finance leases at the Telefónica Group are as follows:
a)	Future minimum case payments commitments in relation to finance leases at O2 Group companies.

	Minimum	Finance	Present
Millions of euros	payments	expense	value

Within one year	47	(19)	28
From one to five years	229	(52)	177
After five years	191	(21)	170

Total	467	(92)	375

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A substantial part of the radio and switch equipment of its GSM network is subject to the terms of these agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2006, these assets amounting to 389 million euros were recognized under property, plant and equipment.

b)	Finance lease agreement at Colombia de Telecomunicaciones, S.A., ESP.

Similarly, via its subsidiary Colombia de Telecomunicaciones, S.A., ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia de Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement include the transfer of these assets to Colombia de Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years:

			Installments
			Pending
	Present value	Discounting	payment

2007	120	9	129
2008	117	23	140
2009	113	40	153
2010	109	57	166
2011	105	75	180
Subsequent years	1,275	3,355	4,630

Total	1,839	3,559	5,398

The net amount of property, plant and equipment recorded under the terms of this agreement is 816 million euros.
(23)	CASH FLOW ANALYSIS

Net cash flow from operating activities

In 2006, the Telefónica Group achieved operating cash flow less payments to suppliers for expenses and personnel costs totaling 18,810 million euros, 36.1% more than the 13,821 million euros generated in 2005. The growth is due largely to the consolidation of O2’s wireless operators in early 2006 and sound operating performance.

Accordingly, customer collections in 2006 increased by 35.9% to 60,285 million euros (2005: 44,353 million euros). This growth is the result of the healthy business performance and, notably, the changes in the consolidation perimeter following the acquisition of O2’s wireless operators. Customer collections in 2005 increased by 22.0% to €44,353 million in 2005 from €36,367 million in 2004. This increase was mainly due to the consolidation of Cesky Telecom and the Argentine and Chilean mobile operators acquired from Bellsouth in January 2005.

Furthermore, cash payments to suppliers and employees to December 31, 2006 totaled 41,475 million euros, up 35.8% (2005: 30,532 million euros). This increase was due largely to the consolidation of O2’s wireless operators in 2006, and also reflects costs arising from the management of the Group’s activities. In 2005 cash paid to suppliers and employees increased 23.7% to €30,532 million from €24,674 million in 2004. These higher outflows were mainly due to the increase in advertising expenses and handset purchases for the promotional efforts made by the Telefonica Group and the consolidation of Cesky Telecom and the Argentine and Chilean mobile operators acquired from Bellsouth in January 2005.

Personnel expenses were higher in 2006 than in 2005. The increase in 2006 was due mainly to the inclusion of the workforces of O2’s wireless operators. Payments to employees increased in 2005 as a result of the increase in the Group’s average number of employees.

Accordingly, net operating cash flow totaled 15,414 million euros in 2006, an increase of 38.4% compared to 11,139 million euros in 2005. Net operating cash flow totaled €11,139 million in 2005, an increase of 9.9% compared to €10,131 million in 2004.

Net cash flows used in investing activities

Net cash used in investing activities increased by 18,460 million euros from 9,592 million euros in 2005 to 28,052 million euros in 2006. This net increase was due mainly to investments in companies (net of cash and cash equivalents acquired) which totaled 23,757 million euros at December 31, 2006, vs. 6,571 million euros at December 31, 2005, mainly as a result of the O2 plc acquisition (see Note 2) for 23,554 million euros. The main investments in 2005 were the acquisition of Czech operator Telefónica O2 Czech Republic, a.s. for 3,663 million euros, as well as the first disbursement of 1,266 million euros in connection with the acquisition of O2 plc.

Net cash used in investing activities increased to €9,592 million in 2005 from €5,808 million in 2004, mainly due to an increase in payments on investments in companies, net of cash and cash equivalents acquired and payments on investments in property, plant and equipment and intangible assets and a decrease in interest received on excess cash not included under cash and cash equivalents. Payments on investments in companies, net of cash and cash equivalents acquired increased 56.4% to €6,571 million in 2005 from €4,201 million in 2004. Our main investments in companies in 2004 were €3,179 million for the acquisition of the Bellsouth’s operators in Latin America (other than in Chile and Argentina, which we acquired in 2005), €209 million related to tender offers to increase our interests in the Brasilcel subsidiaries and €484 million for the acquisition of additional Portugal Telecom shares.

Investments in property, plant and equipment and intangible assets amounted to 6,933 million euros at December 31, 2006, up 2,510 million euros on the previous year due to the consolidation of O2 plc which accounted for 2,234 million euros of consolidated capex. Payments on investments in property, plant and equipment and intangible assets increased 26.8% to €4,423 million in 2005 from €3,488 million in 2004, principally as a result of the expansion of the broadband business, the network upgrades and the investment made in Distrito C (the Telefonica Grouo headquarters in Madrid) in Spain and the expansion of the broadband, fixed line telephony and the roll-out of GSM networks made in Latin America.

Gains on divestments, net of cash and cash equivalents acquired, at December 31, 2006 totaled 2,294 million euros, resulting from the sale of TPI (see Note 2) and part of the investment in Sogecable, which generated gains of 1,816 million euros and 330 million euros, respectively.

Net cash flow from financing activities

Net cash from financing activities totaled 14,572 million euros in 2006 (2005: 435 million euros). The 15,007 million euro increase essentially reflects the increase in financing transactions. In 2006 net debt issuances totaled 20,114 million euros (2005: 4,387 million euros). Net cash used in financing activities decreased to €435 million in 2005 from €3,937 million in

2004. This decrease was due principally to the increase in proceeds, net of repayments, from loans, credits and promissory notes offset in part by the increase in cancellation of debentures and bonds redeemed.
(24)	EVENTS SUBSEQUENT TO YEAR END

Significant events affecting the Telefónica Group taking place from December 31, 2006 to the date of preparation of these consolidated financial statements (the consolidated annual accounts) included:

EMTN Program for the issuance of debt instruments (Telefónica Emisiones, S.A.U.)

Since year-end 2006, Telefónica Emisiones, S.A.U., a subsidiary of Telefónica, S.A., has completed three issuances under its European Medium Term Note (EMTN) Program for up to 15,000 million euros, guaranteed by Telefónica S.A. and updated on July 5, 2006.

Two issues were completed on January 31, 2007, for 55 million euros and 24 million euros maturing December 31, 2021 and January 31, 2018, respectively. There was an additional issuance further issue on February 7, 2007, of bonds for 1,500 million euros maturing February 7, 2014.

The 1,000 million euro bond issued by mm O2 plc. under its EMTN program registered with the London Stock Exchange matured on January 25, 2007.

Litigation
1)	Proceedings filed by Jazz Telecom, S.A.U. (Jazztel) against Telefónica de España S.A.U.

In a ruling issued on February 15, 2007, at both parties’ behest, the ordinary proceeding claiming the amount of 456.53 million euros filed by JAZZTEL against the members of the Board of Directors of Telefónica S.A. and against the members of the Board of Directors of Telefónica de España S.A.U., was suspended for a maximum of sixty days (see Note 21).

2)	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On January 31, 2007, the National Court issued a ruling in favor of the appeal for judicial review filed by Telefónica de España, S.A.U., canceling the TDC ruling that Telefónica de España, S.A.U. had engaged in anticompetitive practices consisting of the abuse of a dominant market position, by tying the provision of certain services to the non-existence of predialling arrangements with rival operators and running disloyal advertising campaigns (the TDC had imposed a fine of 57 million euros) (see Note 21). The aforementioned ruling could be appealed at the Supreme Court level.

3)	Cancellation of the UMTS license granted to Quam GMBH in Germany.

In February 2007, Quam filed allegations, and the public hearing was scheduled for April 25, 2007.

(25)	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA AND OTHER REQUIRED DISCLOSURES
As of 1 January 2004, Telefónica’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 2), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The tables below give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, Telefónica has applied the International Financial Reporting Standards endorsed by the EU in preparing its Consolidated Financial Statements. Our consolidated financial statements as of December 31, 2006 and 2005 would not present any difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU.
Reconciliation of Net Income and Shareholders’ Equity from IFRS to U.S. GAAP
The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income (loss) and shareholders’ equity that would have been required, had the consolidated financial statements been prepared in accordance with U.S. GAAP been applied instead of IFRS:

	Millions of Euros
	12/31/2006	12/31/2005

Shareholders’ equity under IFRS	20,001	16,158
Additions (deductions) for U.S. GAAP purposes:
Minority interests (Note 25.1)	(2,823)	(3,425)
Capitalized interest (Note 25.2)	346	411
Development costs (Note 25.3)	(101)	(81)
Reversal of net effect of revaluation of fixed assets and related accumulated depreciation (Note 25.6)	(416)	(466)
Business combinations, goodwill and intangible assets (Note 25.7)	5,371	5,856
Adjustments for equity investees under U.S. GAAP (Note 25.8)	1,132	1,055
Effect of inflation upon adoption of IFRS (Note 25.9)	(503)	(654)
Derivatives (Note 25.10)	55	(15)
Pension plan and post retirement benefits (Note 25.11)	31	69
Temporary impairments (Note 25.12)	(266)	(326)
Sale and leaseback involving real estate (Note 25.13)	(2)	(7)
Other adjustments	3	(10)
Tax effect on the above adjustments	355	344
Effect on minority interests of the above adjustments	193	313

Net additions (deductions)	3,375	3,064

Shareholders’ equity under U.S. GAAP	23,376	19,222

	Millions of Euros
	12/31/2006	12/31/2005	12/31/2004

Profit for the year under IFRS	6,579	4,827	3,486
Additions (deductions) for U.S. GAAP purposes:
Minority interests (Note 25.1)	(346)	(381)	(310)
Capitalized interest (Note 25.2)	(39)	(42)	(79)
Development costs (Note 25.3)	(20)	23	6
Amortization method for licenses (Note 25.5)	—	—	31
Reversal of net effect of revaluation of fixed assets and related accumulated depreciation (Note 25.6)	49	52	64
Business Combinations, Goodwill and intangible assets (Note 25.7)	(106)	(86)	(1,135)
Adjustments for equity investees under U.S. GAAP (Note 25.8)	(6)	(26)	20
Effect of Inflation upon adoption of IFRS (Note 25.9)	131	110	108
Derivatives (Note 25.10)	(71)	(150)	(219)
Pension plan and post retirement benefits (Note 25.11)	87	(156)	46
Temporary impairments (Note 25.12)	60	73	88
Sale and leaseback involving real estate (Note 25.13)	5	7	9
Other adjustments	—	—	(22)
Tax effect on the above adjustments	54	26	(15)
Recognition of tax credits in period initially awarded (Note 25.14)	—	—	(199)
Effect on minority interests of the above adjustments	(36)	(14)	707

Income (loss), under U.S. GAAP, before cumulative effect of a change in accounting principle
Cumulative effect of change in accounting principle:
- Revenue recognition (Note 25.4)	—	—	(39)
- Change in amortization method for licenses (Note 25.5)	—	(119)	—

Total additions (deductions)	(238)	(683)	(939)

Net income (loss) under U.S. GAAP	6,341	4,144	2,547

Net income (loss) under U.S. GAAP consists of:
Net income (loss) from continuing operations	4,799	4,033	2,404
Net income (loss) from discontinued operations (*)	1,542	111	143
Net income (loss) under U.S. GAAP	6,341	4,144	2,547

(*)	Net income from discontinued operations is presented net of minority interests. Net income from discontinued operations before minority interests totals €1,596 million, 124 million and 245 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Additionally, movements in “Shareholders’ equity” under U.S. GAAP for the years ended December 31, 2005 and 2006 are as follows:

	Millions of Euros
	12/31/2006	12/31/2005	12/31/2004

Shareholders’ equity under U.S.GAAP at January 1	19,222	15,873	16,888
Variations:
Net income for the year, under U.S. GAAP	6,341	4,144	2,547
Dividends	(2,627)	(2,372)	(1,924)
Treasury stock	705	(1,683)	(2,031)
Purchases and sales of minority interests	13	(23)	—
Other movements	8	(18)	—
Accumulated other comprehensive income (loss):
Unrealized gains (losses) on marketable securities, net of tax	436	(23)	78
Derivatives instruments and hedging activities, net of tax	162	85	(67)
Adjustment to initially apply SFAS 158, net of tax	(21)	—	—
Currency translation adjustments	(863)	3,239	382

Shareholders’ equity under U.S.GAAP at December 31	23,376	19,222	15,873

Shareholders’ rights and all dividend distributions are based on the financial statements as reported by Telefónica, S.A. for local Spanish statutory purposes.

The differences between IFRS and U.S. GAAP as indicated in the tables above are explained in the following paragraphs, including related disclosures required under U.S. GAAP.
1) Minority interests
Under U.S. GAAP, shareholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent.
However, under IFRS equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the minority interests portion of shareholders’ equity and net income.
2) Capitalized interest
Under the allowed alternative treatment in accordance with IFRS (IAS 23, Borrowing Costs), borrowing costs that are directly attributable to the acquisition or construction of qualifying assets are capitalized. For our reporting purposes, qualifying assets are those assets that necessarily require at least 18 months to get ready for their intended use or sale.
Under U.S. GAAP (SFAS 34, Capitalization of interest), interest costs incurred during periods in which an asset is under construction prior to its use, sale or lease, are capitalized, regardless of the length of its construction period, and are amortized over the expected life of such assets. The amount of capitalized interest related to equity investees is included in the reconciliation table under the line item “Adjustment for equity investees under U.S. GAAP”.
3) Development costs
Under IFRS, the costs incurred during the development phase are capitalized when the technical and economic feasibility of a project can be demonstrated, and further prescribed conditions are satisfied. Such costs are amortized on a straight-line basis over the estimated useful life of the internally generated intangible asset. If the required criteria are not met, development costs are expensed as incurred.
Under U.S. GAAP, with the exception of some software development costs, all development costs must be expensed as incurred in accordance with SFAS 2, Accounting for Research and Development Costs.
4) Recognition of revenues and expenses
The Company adopted EITF 00-21, Revenue Arrangement with Multiple Deliverables, for U.S. GAAP purposes on January 1, 2004. Under U.S. GAAP, the application of EITF 00-21 was accounted for as a change in accounting principle. Therefore, the cumulative effect of this change as of January 1, 2004, amounting to €39 million, was recorded in the 2004 income statement. However, under IFRS, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the effect was recognised in equity as of January 1, 2004 as this policy was applied retrospectively from the date of adoption for IFRS. As a consequence, there is an adjustment between U.S. GAAP and IFRS in net income for the year ended 2004.

5) Amortization method of licenses
Under both our former primary GAAP (Spanish GAAP) and U.S. GAAP the Company amortized its licenses based on the estimated revenue pattern over the license period. As explained in Note 6 “Intangible assets” and in Note 3.d “Valuation Criteria; Intangible Assets”, upon transition to IFRS, licenses are amortized on a straight-line basis over their estimated useful lives. The accumulated effect of this change as of January 1, 2004 was accounted for directly in equity in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards. For U.S. GAAP reporting purposes, the Company has applied this same straight-line method of amortization to both new and previously recorded licenses, from January 1, 2005. This change in accounting policy resulted in an adjustment to net income for the cumulative effect of the change, as determined under APB 20. As a consequence, there is a difference in net income for the years ended December 31, 2004 and 2005 between U.S. GAAP and IFRS. There is no difference in Shareholders’ equity as of December 31, 2005 and 2006 as a result of this change.
We consider that the straight-line method of amortization is preferable, due to the following reasons:
•	It is consistent with the amortization method that we are applying under IFRS.

•	Currently almost all the main telecom operators use the straight-line method of amortization for their licenses. We consider that a change from one method of amortization to another is justified as preferable given that the new method is more prevalent in the industry in which we operate.
On a pro-forma basis, had the straight-line amortization method been adopted at the beginning of the earliest period presented, the effect in the Group’s net income for 2004 under U.S. GAAP would have been a reduction of €31 million (the effect in basic and diluted earnings per share would have been a reduction of €0.01).
6) Reversal of net effect of revaluation of fixed assets and related accumulated depreciation
The carrying values of some property, plant and equipment in Spain were restated as of December 31, 1996 pursuant to local regulations that were accepted for the purposes of our former primary GAAP (Spanish GAAP). Upon adoption of IFRS, the Company has used the exemption granted by IFRS 1 First-time Adoption of International Financial Reporting Standards and has not changed such restatement for IFRS purposes, using the previous GAAP revalued amounts as deemed cost as of January 1, 2004. Such restatements (revaluation adjustments) are not permitted under U.S. GAAP. The adjustments shown in the reconciliation tables above include a reduction in shareholders’ equity to eliminate these restatements and an increase in net income for each year resulting from the recalculation of the period depreciation on a historical cost basis for U.S. GAAP.
7) Business combinations, goodwill and intangible assets.
Prior to January 1, 2004, the Group acquired controlling interests in several companies in exchange for newly issued shares. Under our former primary GAAP (Spanish GAAP), goodwill arising in such acquisitions was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. According to U.S. GAAP, equity securities (including any warrants, rights or options) issued as consideration in business combinations, are fair valued based on current market prices in order to determine the purchase price. This additional consideration would result in additional goodwill, including the translation effect at the closing rate at the date of each balance sheet presented.
Up to December 31, 2000, the Group exchanged minority shareholders’ shares of various entities for Telefónica shares. Under our former primary GAAP (Spanish GAAP), these transactions were accounted for under the pooling of interests method and the purchase price was measured at the issue price of Telefónica’s shares, which approximated to the net shareholders’ equity of the acquired companies.

Under U.S. GAAP, these acquisitions were recorded in accordance with the purchase method, and the purchase price was calculated based on the market value of the shares issued for each acquisition.
Under IFRS the requirements to account for business combinations subsequent to January 1, 2004 are similar to those required by U.S. GAAP.
The main differences between IFRS and U.S. GAAP arise because IFRS 1 First-time adoption of International Financial Reporting Standards, grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. This means that the accumulated differences of goodwill that existed between Spanish GAAP and U.S. GAAP as of that date are generally carried forward in the reconciliation from IFRS to U.S. GAAP.
Under IFRS, goodwill and certain intangible assets have not been amortized since January 1, 2004. Under U.S. GAAP, in accordance with SFAS 142, Goodwill and other intangible assets, goodwill and certain intangible assets deemed to have indefinite useful lives have not been amortized since January 1, 2002, but are instead subject to periodic impairment testing under a fair value approach. Prior to the adoption of IFRS, under Spanish GAAP, goodwill and all intangible assets were amortized over a period up to 20 years. This results in a difference in shareholders’ equity under U.S. GAAP, which corresponds to the 2002 and 2003 amortization of goodwill that was recorded for Spanish GAAP purposes (former primary GAAP) and was maintained upon adoption of IFRS
Additionally, the method under IFRS to account for the purchase of an additional interest in a subsidiary differs from U.S. GAAP. The accounting policy under IFRS (see Note 3.r) requires any difference between the purchase price and the carrying amount of the minority interest acquired to be recognized as goodwill. Under U.S. GAAP, in accordance with SFAS No 141, Business Combinations, the Group applies the purchase method that requires the purchase price allocation to the interest in the net assets acquired.
Under U.S. GAAP, following a business combination accounted for by the purchase method, the amounts allocated to the assets acquired and liabilities assumed at the acquisition date (including goodwill or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, Goodwill and Other Intangible Assets) are translated at the closing exchange rate at the date of the balance sheet, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation. This translation procedure is also required by IFRS.
Goodwill and intangible asset impairments
As required by SFAS 142, impairment tests were performed for all the reporting units in the fourth quarter of 2005 and 2006. The results of the first step tests did not indicate that the carrying value of the reporting units and their goodwill assigned under U.S. GAAP exceeded their estimated fair value as of those dates. The fair value of the reporting units and the related implied fair value of their respective goodwill is established using a discounted cash flows approach. As appropriate, comparative market multiples are used to corroborate the results of the fair value derived from the discounted cash flows method.
IAS 36, Impairment of Assets, requires goodwill to be tested for impairment based on the recoverable amount of the cash-generating units to which goodwill has been allocated. The recoverable amount of a cash-generating unit is the higher of its fair value less cost to sell and its value in use. The results of the impairment tests performed as of December 31, 2005 and 2006 for IFRS reporting purposes indicated that the carrying value of the cash-generating units and their goodwill assigned did not exceed their estimated recoverable amount as of those dates.
In respect of long-lived assets, including intangible assets, the Group evaluates the recoverability of their carrying amount when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review for recoverability of long-lived assets under IFRS and U.S. GAAP, the Group estimates the future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. The impairment loss is measured based on the fair value of the long-lived assets under both IFRS and U.S. GAAP (calculated using discounted cash flows). Because both discounted and undiscounted cash flows have been higher than the carrying amount of long-lived assets, no impairment difference has arisen in 2006 and 2005 between IFRS and U.S. GAAP. However, a difference in shareholders’ equity between IFRS and U.S. GAAP exists because an impairment charge was recorded in prior years under U.S. GAAP but not under IFRS.
Additionally, in accordance with IAS 36, Impairment of Assets, and SFAS No. 142, “Goodwill and Other Intangible Assets”, both under IFRS and U.S. GAAP, intangible assets deemed to have indefinite lives are not amortized, but instead are subject to periodic impairment testing. The Group does not have significant intangible assets with indefinite useful lives.
Purchase of additional interest in our subsidiaries
In 2006, Telefónica acquired the remaining 7.08% of Telefónica Móviles, S.A. held by minority shareholders (see Note 5). Under IFRS, the excess of the purchase price over the carrying amount of such minority interest amounted to €2.998 million and was recognized as goodwill, which is not amortized. Under U.S. GAAP we are required to perform a purchase price allocation for the interest in the net assets acquired with the following outcome:

Goodwill recorded in IFRS	2,998
Allocation to Identified Intangible Assets	(1,636)
Deferred tax liabilities	593
Goodwill for U.S. GAAP	1,956

The identified intangible assets include licenses (€1,158 million), customer lists (€364 million), brand (€110 million) and other (€4 million). In accordance with U.S., GAAP these assets are amortized over their estimated useful lives and results in a reconciling adjustment between U.S. GAAP and IFRS for net income and shareholders’ equity, amounting to €44 million for 2006 (before taxes).
The disclosure in 2005 and 2006 goodwill, under U.S. GAAP, in fully consolidated companies is as follows:

	12/31/2006	12/31/2005

Telefónica España	3,430	410
Telefónica Latinoamérica	10,753	10,889
Telefónica Europa	10,315	1,812
Other	1,114	1,089

Total	25,612	14,200

The main variations in 2006 compared to 2005 relate to the incorporation of O2 and the effect of exchange differences.
Impact of foreign currency translation adjustment upon disposal of assets
Under U.S. GAAP, (SFAS 52, Foreign Currency Translation), foreign currency translation differences are not recycled from shareholders’ equity to net income until the sale or substantially complete liquidation of the related investment. This requirement is similar under IFRS. However, as permitted by IFRS 1, First-time Adoption of International Financial Reporting Standards, Telefónica has elected to reset to zero the cumulative translation differences for all its foreign investments at the IFRS transition date (January 1, 2004). Such reclassification within reserves recorded at the date of transition to IFRS, has produced a difference in the gain on the sale of Lycos in 2004. Accordingly, any future disposals of foreign investments acquired before January 1, 2004, will result in a gain or loss difference under U.S. GAAP compared to the gain or loss under IFRS.

Earn outs
Under IFRS, when a business combination agreement provides for an adjustment to the consideration of the combination contingent on maintaining or achieving specified earnings levels in future periods, the estimated amount of such adjustment is recorded at the acquisition date as a provision (either as current or non current), provided that the adjustment is probable and can be reliably measured, and future changes in estimations are treated as an adjustment to the cost of the combination, that is, adjusting the amount of the respective liability and goodwill.
Under U.S. GAAP, EITF 95-8, Accounting for Contingent Consideration paid to the Shareholder of an Acquired Enterprise in a Purchase Business Combinations, requires that such earn-out arrangements, including those entered into with Endemol, should be accounted for in net income as additional compensation, rather than additional goodwill. Accordingly, under U.S. GAAP, an additional compensation expense amounting to €48 million, €70 million and €63 million was recorded for the years ended December 31, 2006, 2005 and 2004, respectively.
8) Adjustments related to U.S. GAAP equity investees
This reconciling item reflects the U.S. GAAP adjustments related to companies consolidated by the equity method under U.S. GAAP, mainly Brasilcel N.V.
The main impacts in the reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2006 and 2005, and net income for the years ended December 31, 2006, 2005 and 2004, are as follows:

	12/31/2006	12/31/2005

Capitalized interest	26	33
Business combinations	1,128	1,135
Others	(7)	(6)
Tax effect on the above adjustments	(11)	(13)
Effect of minority interests on the above adjustments	(4)	(94)

Total effect on shareholders’ equity	1,132	1,055

	12/31/2006	12/31/2005	12/31/2004

Capitalized interest	(7)	14	4
Amortization of licenses	—	—	28
Others	(2)	28	1
Tax effect on the above adjustments	2	(5)	(12)
Effect of minority interests on the above adjustments	1	(1)	(1)
Cumulative effect of change in accounting principle:
Change in amortization method for licenses	—	(62)	—

Total effect on net income	(6)	(26)	20

9) Effect of inflation upon adoption of IFRS
According to IAS 29, Financial reporting in hyperinflationary economies, the financial statements of an entity whose currency is the Currency of a Hyperinflationary Economy shall be restated in terms of the measuring unit current at the balance sheet date. Hyperinflation is deemed to exist when certain indicators are present. For the purposes of our former primary GAAP (Spanish GAAP), inflation adjustments were accepted if the subsidiary operated in a country where the inflation adjustment was mandatory. Upon adoption of IFRS, the Company has used the exemption provided by IFRS 1, First-time Adoption of

International Financial Reporting Standards, and has not removed the cumulative effect of inflation recorded prior to the adoption of IFRS, relating to items of property, plant and equipment and intangible assets. Therefore, the previous primary GAAP restated amounts have been used as deemed cost of property, plant and equipment and intangible assets as of the transition date. Upon adoption of IFRS our foreign subsidiaries’ financial statements are no longer adjusted for inflation adjustments. Under U.S. GAAP inflation adjustments are not permitted. The amounts shown in the reconciliation tables above include a difference in shareholders’ equity to eliminate the cumulative effect of inflation that has not been removed upon adoption of IFRS (inflation as at January 1, 2004 related to non-current assets), and an increase in net income for the year, resulting from the recalculation of the period depreciation on a historical cost basis.
10) Derivatives
As described in Note 4(v), in accordance with IAS 39, Financial Instruments: Recognition and Measurement, IFRS requires all derivates, including certain derivative instruments embedded in other contracts and derivatives used for hedging activities, to be recorded at fair value. The accounting treatment for gains and losses resulting from changes in fair value depends on whether or not the derivative meets the definition of a hedging instrument and, if so, on the nature of the hedging relationship.
For U.S. GAAP purposes, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes similar criteria to account for derivatives, including embedded derivatives, and derivative instruments used for hedging activities.
The main differences between IFRS and U.S. GAAP included in the reconciliation tables above relate to the following:
a)	Designation of hedging relationship – For IFRS purposes, certain derivatives were formally designated as hedging instruments upon adoption of IFRS, as of January 1, 2004, as permitted by IFRS 1 First-time Adoption of International Financial Reporting Standards. However, under U.S. GAAP, such derivatives do not qualify for hedge accounting, because they were not designated and documented as hedging instruments at the inception of the hedging relationship.
b)	Net investment hedge – Under U.S. GAAP during 2004 we designated certain financial instruments as hedging instruments under a net investment hedging strategy in relation to our Peruvian investments. Upon adoption of IFRS, we decided not to designate such financial instruments as hedging instruments in a net investment hedge. As of January 1, 2005 we discontinued prospectively the hedge accounting under U.S. GAAP, as we decided to revoke the designation of those financial instruments as hedging instruments in the net investment hedge strategy related to our Peruvian investments.
c)	Financial instruments indexed to our own shares – Under IFRS certain financial instruments indexed to our own shares are recorded as equity or liabilities based upon their terms and conditions. Under U.S. GAAP, the conditions to classify such financial instruments as equity or liabilities differ in certain aspects from those required under IFRS.
11) Pension and post-retirement benefits
The Group has elected to recognize immediately actuarial gains and losses in equity under IFRS (See Note 3.l). Under U.S. GAAP, such gains and losses are immediately recognized in the income statement. This results in a difference in net income between both IFRS and U.S. GAAP.
Under IFRS, the prior service cost resulting from plan amendments is required to be amortized over the period in which the benefits become vested, whereas for U.S. GAAP the effect is amortized over the remaining life expectancy of inactive plan participants and over the remaining service period of active participants. Plan amendments made in prior years resulted in fully vested past service costs, which were immediately recognized under IFRS, while under U.S. GAAP those costs are being deferred over the required period. Additionally, as described in the “Changes in Accounting Principles” Section below, Telefónica, S.A. adopted SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans as of December 31, 2006. Accordingly, the Company has recognized the unfunded status of the defined benefit plans in which it participates as a liability through comprehensive income. Therefore, no differences remain in this respect in shareholders’ equity as of December 31, 2006 between IFRS and U.S. GAAP.
In accordance with IFRS multi-employer plans that are defined benefit plans are accounted for as defined benefit plans if the required information is available. Under U.S. GAAP, such plans are accounted for as contribution plans. The Company participates in several multi-employer plans in Brazil which are accounted for as defined benefit plans under IFRS, and as defined contribution plans under U.S. GAAP.
According to IFRS, and considering the Group’s selected accounting policy for recognizing actuarial gains and losses and prior service costs, pension assets cannot be recognized in excess of the present value of benefits available from refunds or reduction of future contributions to the plans. The company has applied such asset limitation under IFRS, which is recognized against equity. Under U.S. GAAP no such limitation exists, therefore a difference arises in shareholders’ equity between IFRS and U.S. GAAP.
Accordingly, we have considered such differences as a reconciliation item in shareholders’ equity and net income from IFRS to U.S. GAAP for the years presented.
12) Impairments of Property, Plant and Equipment
In 1999, the Group analyzed the impact at Telefónica de España of the new measures on the recoverability of the carrying value of part of its property, plant and equipment, using a discounted cash-flow approach. As a result, under our former primary GAAP (Spanish GAAP), the Company recorded a provision of €1,322 million with a charge to extraordinary expense. In subsequent years, due to new conditions and circumstances, such allowance was reversed in 2002 and 2001, as the impairment was considered temporary under Spanish GAAP. Upon adoption of IFRS, the previous GAAP carrying amount of such property, plant and equipment items was considered to be the deemed cost as of January 1, 2004
Under U.S. GAAP, however, this impairment can not be reversed. The difference in shareholders’ equity in 2006 and 2005 and net income in 2006, 2005 and 2004 is due to the depreciation charges related to the items of property, plan and equipment under IFRS that are reversed for U.S. GAAP purposes.
13) Sale and leaseback involving real estate
During 2003 certain administrative buildings were sold to, and leased back from, a third party, which was not a Special Purpose Entity (SPE), as defined by U.S. GAAP.
Under IFRS, if the sale and leaseback transaction results in an operating lease, the gain or loss on the sale of the asset should be recognised immediately, provided that the sale is made at fair value. Additionally, if at the time of a sale and leaseback transaction the asset’s carrying amount exceeds its fair value, such excess is recognised as an impairment loss. Sale-leaseback transactions involving real estate should be accounted for in the same manner as other sale-leaseback transactions.
Under U.S. GAAP, because the seller has leased back more than a minor portion of the asset, only the gain on the sale in excess of the present value of the minimum lease payments is recognized as a gain at the date of the sale. The remaining gain is deferred and amortized on a straight-line basis over the lease term, because the leaseback has been classified as an operating lease.

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
Except for the income tax effects of the U.S. GAAP adjustments recorded in our reconciliation to U.S. GAAP, when applicable, and the balance sheet classification difference, there are no significant differences between IFRS and U.S. GAAP for tax matters for 2006, 2005 and 2004. The amount of deferred tax assets and deferred tax liabilities that would be classified as current under U.S. GAAP is not significant for any of the years presented.
An analysis of the differences generated and the amounts recognized in net income under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 is presented below:

	Millions of Euros
	12/31/2006		12/31/2005		12/31/2004
	Tax	Valuation	Tax	Valuation	Tax	Valuation
	Asset	Allowance	Asset	Allowance	Asset	Allowance

Prior year losses and temporary differences	7,887	(7,887)	2,371	(2,371)	3,775	(3,775)
Deductions (*)	4	(4)	90	(90)	222	(222)

Total	7,891	(7,891)	2,461	(2,461)	3,997	(3,997)

(*)	In July 15, 2004 there has been a European Court Decision that indicated that Spanish tax credits for export activities could be viewed as an illegal state government aid, which could restrict its future utilization. In addition, the European Community has asked Spain for additional information regarding such credits in order to reach a definitive conclusion of its usage. Therefore, given such evidence and indications, the Company has decided to record a valuation allowance in December 31, 2004 for such tax credits since it considered that it is more likely than not that some portion or all of such credits would not be realized. The difference in net income under U.S. GAAP amounting to €199 million corresponds to the valuation allowance performed under U.S. GAAP for the year ended 2004. As a consequence at December 31, 2004 the shareholders equity under IFRS and U.S. GAAP is the same.
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

2) Changes in accounting principles
As indicated in Note 25.4 of our Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on April 15, 2005, and in Note 25.4 above, Telefónica, S.A. adopted EITF 00-21 effective January 1, 2004, which resulted in a change in our accounting policy related to revenue recognition for U.S. GAAP purposes. Upon adoption of IFRS, the cumulative effect of this change as of January 1, 2004 was recognized in shareholders’ equity, in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.
As indicated in Note 25.5, effective on January 1, 2005 Telefónica, S.A. adopted a change in the amortization method for its licenses, which involved a change in accounting principles, in accordance with U.S. GAAP (APB 20, Accounting changes). The cumulative effect of the change is reflected in the income statement for the year ended December 31, 2005 (€119 million, net of tax and minority interests).
As of January 1, 2006, Telefónica adopted the provisions of, and accounts for share based compensation in accordance with, the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 123—revised 2004 (“SFAS 123 (R)”), Share-Based Payment which replaced Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Under the fair value recognition provisions of this statement, share based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected to use the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123 (R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Following the adoption of SFAS 123(R) on January 1, 2006 the Company recognized no additional share based compensation expense relating to its stock option plans in the financial year 2006 calculated in accordance to U.S. GAAP and there was no effect on reported earnings per share.
Telefonica, S.A. adopted SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R), that improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In accordance with the transition guidance for SFAS 158, the effect of this change is reflected in the current year’s shareholders’ equity (as a €21 million adjustment to the ending balance of accumulated other comprehensive income, net of tax and minority interest). This adoption had no effect on reported earnings per share.
The basic and diluted earnings per share computed on the change in the accounting principle are as follows:

	Euros per Share (except per share data)
	12/31/2006	12/31/2005	12/31/2004

Income per share before cumulative effect of changes in accounting principles	1.33	0.88	0.52
Cumulative effect of changes in accounting principles	—	(0.02)	(0.01)
Basic net income per share	1.33	0.85	0.51
Income per share before cumulative effect of changes in accounting principles assuming Dilution	1.33	0.88	0.52
Cumulative effect of changes in accounting principles	—	(0.02)	(0.01)
Diluted net income per share	1.33	0.85	0.51
Basic net income per share from Continuing operations	1.00	0.83	0.48
Diluted net income per share from Continuing operations	1.00	0.83	0.48
Basic net income per share from Discontinued operations	0.32	0.02	0.03
Diluted net income per share from Discontinued operations	0.32	0.02	0.03
Basic income per ADS (*) before cumulative effect of changes in accounting principles	3.98	2.63	1.56
Cumulative effect of changes in accounting principles	—	(0.07)	(0.02)
Basic net income per ADS (*)	3.98	2.55	1.53
Diluted net income per ADS (*) before cumulative effect of changes in accounting principles	3.98	2.63	1.56
Cumulative effect of changes in accounting principles	—	(0.07)	(0.02)
Diluted net income per ADS (*)	3.98	2.55	1.53
Basic net income per ADS (*) from Continuing operations	3.01	2.48	1.45
Diluted net income per ADS (*) from Continuing operations	3.01	2.48	1.45
Basic net income per ADS (*) from Discontinued operations	0.97	0.07	0.09
Diluted net income per ADS (*) from Discontinued operations	0.97	0.07	0.09

(*)	Each ADS represents three ordinary shares of Telefónica, S.A.

Weighted average number of basic shares (thousands)	4,778,999	4,870,852	4,987,751
Weighted average number of diluted shares (thousands)	4,779,420	4,871,707	4,988,033

Basic net income per share was calculated based on net income in each year divided by the weighted average number of shares outstanding for the relevant period.
Diluted net income per share was calculated based on net income in each year divided by the weighted average number of shares outstanding for the relevant period considering the future or current events that may change the number of shares, unless those potential common shares result in an anti-dilutive per-share effect.

3) Consolidation method
Brasilcel:
For IFRS purposes, the financial statements of Brasilcel, N.V. and its subsidiaries have been consolidated under the proportional consolidation method in 2004, 2005 and 2006. However, according to U.S. GAAP, Telefónica, S.A. should account for these investments under the equity method.
The following summarizes the effect on the balance sheet and cash flows at December 31, 2005 and 2006, and on the statements of operations for the years ended December 31, 2004, 2005 and 2006, of reversing the proportional consolidation of these investments and accounting for them under the equity method in accordance with U.S. GAAP:

	Millions of Euros
Condensed balance sheets	12/31/2006	12/31/2005

Intangible assets	(995)	(1,380)
Property, plant and equipment	(1,165)	(1,202)
Investments in associated companies	2,792	2,036
Other financial investments	(1,960)	(866)
Current assets	(916)	(1,242)

Total Assets	(2,244)	(2,654)

Minority interests	(495)	(493)
Long-term liabilities	(667)	(1,029)
Current liabilities	(1,082)	(1,132)

Total Liabilities	(2,244)	(2,654)

	Millions of Euros
Condensed statements of operations	12/31/2006	12/31/2005	12/31/2004

Net revenues from operations	(2,005)	(1,890)	(1,502)
Other revenues	(71)	(65)	(48)
Operating Expenses:	2,120	1,858	1,352
Services and goods purchased	623	555	482
External services and local taxes	667	606	423
Personnel expenses	130	113	90
Other operating expenses	215	185	64
Depreciation and amortization	485	399	293

	44	(97)	(198)

Loss of associates accounted under equity method	(105)	(89)	(23)

Financial expense	267	329	273
Financial income	(141)	(178)	(145)

Profit before tax	65	(35)	(93)
Corporate income tax	(61)	36	50

Income before minority interests	4	1	(43)
Share attributable to minority interests	(4)	(1)	43

Income	—	—	—

	Millions of Euros
Condensed statements of cash flow	12-31-2006	12-31-2005	12-31-2004

Net cash provided by operating activities	(318)	(247)	(144)
Net cash used in investing activities	223	301	436
Net cash used in financing activities	144	(369)	(303)

Net change in cash and cash equivalents	49	(315)	(11)

Cash and cash equivalents at beginning of year	(343)	(28)	(16)

Cash and cash equivalents at year-end	(294)	(343)	(27)

During 2005 and 2006 no dividends have been distributed by Brasilcel.
4) Disclosure about fair value of financial instruments
SFAS 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value of its financial instruments as of December 31, 2006 and 2005. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:
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
Options: the fair value is calculated as the amount that the Company would receive or pay to terminate such contracts.
The estimated fair value and carrying value under IFRS, as of December 31, 2006 and 2005 of the financial instruments are as follows:

	Millions of Euros
	12/31/06		12/31/05
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Assets:
Cash and cash equivalents:
Short term financial investments	1,679	1,679	1,518	1,518
Cash	3,792	3,792	2,213	2,213
Long-term financial investments for which it is:
Practicable to estimate fair value	3,764	4,157	4,696	5,337
Not practicable	750	750	634	634
Current assets	12,242	12,242	9,898	9,898
Liabilities:
Short-term payables	26,337	25,208	21,889	19,777
Bonds and debentures	24,169	24,666	11,388	12,825
Payable to credit entities:
Loans and credits	26,506	25,971	13,780	14,698
Derivative financial instruments (*):
Foreign currency swaps	(1,459)	(1,459)	(1,124)	(1,124)
Interest rate swaps	195	195	(63)	(63)
Forwards	(13)	(13)	(129)	(129)
Foreign currency options	17	17	15	15
Interest rate options	116	116	99	99

(*) The carrying value of assets and liabilities include the carrying value of the derivative financial instruments.
5) Comprehensive Income
SFAS No. 130, Reporting Comprehensive Income, defines comprehensive income as a measure of all changes in equity during a period that result from transactions and other economic events other than transactions with owners. The following represents the statement of comprehensive income prepared under U.S. GAAP (in millions of euros):

	Millions of Euros
Statement of Comprehensive Income	12/31/2006	12/31/2005	12/31/2004

Net Income under U.S. GAAP	6,341	4,144	2,547
Other Comprehensive Income (Loss):
Foreign currency translation differences	(863)	3,239	(111)
Translation differences related to disposals	—	—	493
Unrealized gain (loss) on securities available for sale, net of tax	436	(23)	78
Derivatives instruments and hedging activities, net of tax	162	85	(67)

Comprehensive Income	6,076	7,445	2,940

(*)    There is no tax effect on this adjustment

The following chart describes changes in Accumulated Other Comprehensive Income:

	Millions of Euros
Accumulated Other Comprehensive Income (Loss)	12/31/2006	12/31/2005

Beginning balance, January 1	(13,502)	(16,803)
Foreign currency translation differences	(863)	3,239
Unrealized gain (loss) on securities available for sale, net of tax	436	(23)
Deferred gain on SFAS 133 hedges, net of tax	162	85

Ending balance, December 31	(13,767)	(13,502)

Adjustment to initially apply SFAS 158, net of tax	(21)	—

Ending balance, December 31	(13,788)	(13,502)

The following chart describes the accumulated balances of “Other comprehensive income” as of December 31, 2005 and 2006:

	Millions of Euros
Components of accumulated other Comprehensive Income (Loss)	12/31/2006	12/31/2005

Foreign currency translation differences	(14,144)	(13,281)
Unrealized loss on securities available for sale, net of tax	271	(165)
Derivatives and hedging activities – SFAS 133, net of tax	106	(56)
Adjustment to initially apply SFAS 158, net of tax	(21)	—

Accumulated other Comprehensive Income (Loss)	(13,788)	(13,502)

6) Fixed and Other Non-Current Assets
Since several U.S. GAAP differences affect fixed and other non current assets, a breakdown of this caption under U.S. GAAP is shown below:

	Millions of Euros
	12/31/2006	12/31/2005

Property, Plant and Equipment	31,896	25,752
Intangible Assets	21,084	6,407
Other Long-term Investments	15,925	17,902
Goodwill	25,612	14,200

Total fixed and other non current assets	94,517	64,261

7) Pension and post-retirement benefit plans
As described above there are several differences between U.S. GAAP and IFRS relating to defined benefit plans. These differences affects the disclosures provided for these plans in Note 15, therefore, additional information is included considering those adjustments.
The following information includes multi-employer plans and those plans held by jointly controlled entities.
The detail of the amortization of prior service costs is as follows:

Million euros

Balance as at January 1, 2004	222
Amount recycled to net income	(62)
Balance as at December 31, 2004	160
Amount recycled to net income	(61)
Balance as at December 31, 2005	99
Amount recycled to net income	(62)
Balance as at December 31, 2006	37

The unrecognized amount as at December 31, 2006 has been recognized as an adjustment to the ending balance of “Accumulated other comprehensive income” as required by SFAS 158.
The detail of the status of the plans is as follows:

Million euros	12/31/2006	12/31/2005

Accumulated benefit obligation	1,762	742
Present value of funded defined benefit obligation	1,883	795
Fair value of plan assets	1,098	87
Net liability/(asset)	785	708

The increase in 2006 compared to 2005 is mainly due to the incorporation of O2 plc.
8) New accounting standards
Statement of Financial Accounting Standards No. 157: Fair Value Measurement
In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 does not require any new fair value measurement. The new Statement should be adopted prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of this statement in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 158: Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)
In September 2006, the FASB issued this Statement that improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. This Statement will have no effect in our results of operations or cash flows. The impact in our financial position is disclosed in the “Comprehensive Income” Section of this Note.
This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. The Company does not anticipate that the adoption of this requirement will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 159: The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115
In February 2007, the FASB issued this Statement that permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS 159 on its results of operations, financial position or cash flows.
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109
In June 2006, the FASB issued this interpretation that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that FIN 48 will have in its results of operations, financial position or cash flows.
EITF 06-3: How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)
In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF 06-3). EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies.” Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. EITF 06-3 will be effective for annual reporting periods beginning after December 15, 2006. The Company considers that the adoption of this requirement will not have a significant effect in its results of operations, financial position or cash flows.
EVENTS SUBSEQUENT TO THE CONSOLIDATED ANNUAL ACCOUNTS
Significant events affecting the Telefónica Group taking place from March 1, 2007 (date of preparation of the consolidated annual accounts) to the date of the 20F filing included:
On April 18, 2007 Telefónica O2 Europe Plc., a 100% subsidiary of Telefónica, S.A, and O2 Holdings Ltd, a wholly owned company by Telefónica O2 Europe Plc, signed a final binding agreement with Guardian Digital Communications Limited, a company wholly owned by funds managed by the Macquarie Group, for the disposal of 100% of Airwave O2 Ltd (a subsidiary of O2 Holdings Ltd), a leading provider of communications services and solutions to public safety users in the UK. The transaction was completed on April 20, 2007. The total value of Airwave O2 ltd (firm value) was 2,015 million British Pounds (€2,982 million, exchange rate €/GBP: 1.48), generating total nets proceeds for the Telefónica Group of 1,932 million British Pounds (€2,860 million, exchange rate €/GBP: 1.48) after Airwave O2 ltd’s net debt and other liabilities.
On April 28 2007, Telefónica, S.A. announced that it had reached an agreement with a group of Italian Investors, Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., to constitute a consortium in order to purchase the entire share capital of Olimpia S.p.A. (“Olimpia”), which owns an 18% stake in the voting share capital of Telecom Italia, S.p.A. (“Telecom Italia”), at a provisional price of €4.1 billion. Completion of the transaction is conditional upon the authorizations and approvals of the relevant authorities. The acquisition will occur by way of a new company, Telco S.p.A. (“Telco”) , which, after the transaction, will hold approximately 23.6% of the voting share capital of Telecom Italia (18% indirectly through Olimpia and 5.6% contributed by Generali and Mediobanca). As a result of the transaction, Telefónica will hold a total of 42.3% of Telco’s share capital, and the Italian Investors will hold the remaining 57.7% as follows: Generali, 28.1%; Mediobanca, 10.6%; Intesa Sanpaolo, 10.6%; and Sintonia, 8.4%. Telco will be funded with our initial contribution of €2,314 million, in cash, in addition to the corresponding contributions of each of the Italian Investors and a bridge financing of up to a maximum of €1,000 million. A subsequent share capital increase of Telco to reimburse totally or partially this debt will be carried out maximum six months after the closing of the transaction, which may be subscribed by Telefónica proportionally and by Italian investors.
Pursuant to the resolution adopted by the shareholders of Telefónica, S.A. at their Annual General Meeting held on May 10, 2007; the Company will pay a final cash dividend from 2006 net income of a fixed gross amount of 0.30 euros for each Company share issued. The payment of this dividend shall be executed from May 17, 2007.
On May 14, 2007 Telefónica, S.A. entered into an agreement for the sale of its 99.7% stake in Endemol Investment Holding BV, which indirectly owns 75% of Endemol NV, to a newly incorporated vehicle. This newly incorporated vehicle is jointly and equally owned by (i) Mediacinco Cartera, S.L., a newly incorporated entity owned by Mediaset SpA and its quoted subsidiary Gestevision Telecinco, S.A., (ii) Cyrte Fund II B.V. and (iii) GS Capital Partners VI Fund, LP (together the Consortium). The total consideration for this sale amounts to €2,629 million for 75% of Endemol NV valued at €25 per share cum dividend and including the additional assets and liabilities within Endemol Holding and its subsidiaries. The agreement is subject to obtaining of the relevant regulatory authorisations

APPENDIX 1: CHANGES IN THE SCOPE OF CONSOLIDATION
Changes to the consolidation scope in 2006 are set forth below:
Spain
On July 29, 2006, the takeover documents related to the merger of Telefónica Móviles, S.A. by Telefónica, S.A. were filed with Mercantile Registry of Madrid. The merger was effected via an exchange offer and the exchange ratio was set at 4 shares of Telefónica, S.A., par value of 1 euro, for every 5 shares of Telefónica Móviles, S.A. par value of 0.5 euros. Accordingly, Telefónica delivered 244,344,012 treasury shares to the shareholders of Telefónica Móviles, S.A., representing approximately 7.08% of Telefónica Móviles, S.A. share capital. The merger also entailed two extraordinary dividends totaling 0.435 euros per share, which combinated with the ordinary 0.205 euro per share dividend against 2005 earnings, brought the total gross dividend to 0.64 euros per share, which was paid out on July 21. Telefónica Móviles, S.A., which had been fully consolidated in the Telefónica Group, has therefore been removed from the consolidation scope.
In February 2006, Telefónica Cable, S.A., Spanish Company acquired 15% of the share capital of Telefónica Cable Galicia, S.A. Following this acquisition, Telefónica Cable S.A. is now the company’s sole shareholder. The company continues to be fully consolidated in the Telefónica Group.
In June 2006, Telefónica Cable, S.A. absorbed Sociedad General de Cablevisión Canarias, S.A.U. Following this transaction, the absorbed company, which was previously fully consolidated, is no longer part of the Telefónica Group’s consolidation scope.
In July 2006, Telefónica de España, S.A. took over and merged Terra Networks España, S.A. and Telefónica Data España, S.A. Both companies were previously consolidated in the financial statements of the Telefónica Group and have been eliminated from the consolidation scope.
Also in July, Telefónica de España, S.A. acquired 51% of the share capital of Iberbanda, S.A. for 37 million euros. Iberbanda, S.A. is now fully consolidated in the Telefónica Group.
Latin America
Brazilian company Santo Genovese Participaçoes Ltda., the holding company of Atrium Telecomunicaçoes Ltda. (also Brazilian) was liquidated in the first quarter of 2006, following the absorption of its subsidiary, Atrium. Both companies, which had been fully consolidated by the Telefónica Group, have been removed from the consolidation scope.
In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia Telecom., S.A. ESP in a public offer. In December 2006, Colombia Telecom., S.A. absorbed Telefónica Data Colombia, S.A. which was accordingly removed from the consolidation scope. As a result of the takeover and merger, the Telefónica Group increased its stake in Colombia Telecom to 52.03%. Colombia Telecom is now fully consolidated in the Telefónica Group.
Telefónica del Perú, S.A.A. absorbed its subsidiary Telefónica Empresas Perú, S.A.A. in May 2006. This company, which had been previously fully consolidated in the Telefónica Group, was therefore removed from the consolidation scope.
On July 29, 2006 Brazilian subsidiary Telecomunicaçoes de Sao Paulo, S.A. (Telesp) absorbed its subsidiary Telefónica Data Brasil Holding. This company, which had been previously fully consolidated in the Telefónica Group, was accordingly removed from the consolidation scope.
Telefónica Finance, Ltd. and Telefónica Venezuela Holding, B.V. merged with Telefónica International Holding, B.V. Both companies had been previously fully consolidated in the financial statements of the Telefónica Group and have now been removed from the consolidation scope.
Spanish company Telefónica Soluciones de Informática y Comunicaciones, S.L. was absorbed by Telefónica Datacorp, S.A. (also Spanish) in December 2006. This company, which had been previously fully consolidated in the Telefónica Group, was accordingly removed from the consolidation scope.
As a result of the cancellation of treasury shares by Telesp in 2006, the acquisition of the minority interests in Telefónica Data Brasil and its subsequent merger into Telesp, the Telefónica Group’s interest in the share capital of Telesp rose to 88.01%. This company is still fully consolidated in the Telefónica Group.
In 2006, Mexican companies Katalyx México S.A. de C.V. and Telefónica Empresas México S.A. de C.V., 100%-owned subsidiaries of the Telefónica Internacional Group, were sold. Both companies had been previously fully consolidated in the financial statements of the Telefónica Group and have now been removed from the consolidation scope.
On February 22, 2006, approval was given at the respective shareholders’ meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TBE”) and Celular CRT Participações S.A. (“CRT Part”) for a corporate restructuring resulting in the exchange of TCO shares for TCP shares and the absorption of TSD, TBE, and CRT Part by TCP. As a result, TCO became a 100%-owned subsidiary of TCP.
In June 2006, VIVO Participações’ had capital increase of RB 194 millions. After this increase Brasilcel in 2006 Brasilcel, N.V.’s stake in VIVO Participações increased to 62.94%.

In June 2006, the Telefónica Group increased its stake in Telefónica Móviles Perú (TMP) from 98.03% to 98.40% through the acquisition of minority shareholdings for 1.02 million dollars. This company continues to be fully consolidated in the Telefónica Group.
Throughout 2006, Telefónica Móviles El Salvador Holding, S.A. de C.V. acquired 2,220 shares in Telefónica Móviles El Salvador, S.A. de C.V., bringing its stake in the latter to 99.08%. This company continues to be fully consolidated in the Telefónica Group.
Telefónica Móviles Argentina, S.A. absorbed the following Argentine companies in 2006: Compañía de Radiocomunicaciones Móviles, S.A., Radio Servicios, S.A. and Compañía de Teléfonos del Plata, S.A. As a result, these companies are no longer part of the consolidation scope.
In November 2006 the Telefónica Group’s investees in Uruguay were restructured. Ablitur SA, Redanil SA and T. Móviles Uruguay, which were 100-owned by Group companies, were liquidated. As a result of the restructuring, the Telefónica Group’s mobile telephony investees in Uruguay are structured as follows: Wireless Network Ventures Ltd is now wholly-owned by Telefónica Móviles Holding Uruguay S.A. and Telefónica Móviles del Uruguay SA (formerly Abiatar) is now 68%-owned by LACH BV. Both companies continue to be fully consolidated in the Telefónica Group.
US company Panamá Cellular Holdings, LLC was liquidated. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
In 2006 Mexican subsidiary Telecomunicaciones Punto a Punto México, S.A. de C.V. was sold, generating a capital gain of 10.4 million euros recognized under “Gain on disposal of investments in consolidated companies” in the Telefónica Group’s consolidated income statement. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
In 2006 the subsidiaries of Venezuelan company Comtel Comunicaciones Telefónicas, S.A. were restructured. As a result, the following companies were liquidated:
Promociones 4222. C.A., S.T. Mérida, C.A., S.T. Ciudad Ojeda, C.A., S.T. San Cristóbal, S.T. Maracaibo, C.A., S.T. Punto Fijo, C.A., S.T. Valera, C.A., S.T. Valencia, C.A., SyRed, T.E.I., C.A., Servicios Telcel Acarigua, C.A., Servicios Telcel Barquisimeto, C.A., Servicios Telcel Charallave, S.T. Cumana, C.A., S.T. Guarenas, C.A., S.T. Los Teques, C.A., S.T. Maracay, C.A., S.T. Margarita, C.A., S.T. Maturín, C.A., S.T. Puerto Ordaz, C.A., S.T. Puerto la Cruz, CA, S.T. La Guaira, C.A.
All these Venezuelan companies, previously fully consolidated, have since been removed from the consolidation scope.

Europe
On October 31, 2005, Telefónica, S.A. made a binding offer to acquire all the shares of British company O2 plc. Once the process was completed, Telefónica owned 100% of the share capital. On March 7, 2006, the shares were delisted from the London Stock Exchange. The cost of the acquisition of the O2 Group was 26,135 million euros (17,887 million pounds sterling). The Telefónica Group’s financial statements include the results of the O2 Group from February 1, 2006. The O2 Group is fully consolidated in the Telefónica Group.
On July 1, 2006 Eurotel Praha, spol. s.r.o. (Eurotel) was taken over and merged by its parent company Cesky Telecom., a.s., giving rise to the new integrated operator named Telefónica O2 Czech Republic, a.s. Following this transaction, Eurotel, which had been previously fully consolidated in the Telefónica Group, was removed from the consolidation scope.
In June 2006, O2 UK Ltd. acquired 100% of British internet service provider, Be Un Limited (Be) for 50 million pounds sterling (approximately 73.5 million euros). Be is now fully consolidated in the Telefónica Group.
In 2006, Telefónica Deutschland GMBH was sold to the German subsidiary of the O2 Group, Interkom. These two companies were subsequently merged to create a new company, Telefónica Deutschland GMBH, which is fully consolidated within the Telefónica Group’s financial statements.
During the third quarter of 2006, Telefónica O2 Czech Republic, a.s.’s subsidiary, Telefónica O2 Slovakia, s.r.o., won a third wireless license in the Slovak Republic. The Slovak subsidiary is still fully consolidated in the Telefónica Group.
In October, 2006 the O2 Group acquired the remaining 60% of the share capital of the UK firm, The Link Stores, Ltd. for 28 million pounds sterling. Following the transaction, the Telefónica Group now owns 100% of this company. Accordingly, The Link Stores, Ltd., which was accounted for under the equity method until September 2006, has been fully consolidated in the Telefónica Group since October 1.
Telefónica S.A. and other businesses
In March 2006 Prisa launched a partial takeover bid for 20% of Sogecable, S.A. The Telefónica Group sold shares to Prisa representing a 6.57% interest in Sogecable, S.A., thereby reducing its stake from 23.83% to 17.26%. Subsequently, also in March, Sogecable held a rights offering in which the Telefónica Group did not participate, thereby diluting its holding in the company to 16.84%. In April, Sogecable undertook an additional capital increase in order to service its share option plans for company directors, executives and management. Redeemable Class B and Series B2005 shares were converted into ordinary Class A shares, further diluting the Telefónica Group’s stake to 16.80%. In December, Sogecable converted 405,000 redeemable Class and Series B2006 shares into ordinary Class A shares, reducing the Telefónica Group’s interest in the company at December 31, 2006 to 16.75%. As a result of this dilution, at December 31, 2006, the investment in Sogecable is recognized under “Other investments.” This investment had been previously accounted for by the equity method and was accordingly removed from the consolidation scope.

In July, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of its share capital.
The gain from the sale and the results of the TPI Group through June 30, 2006 are recognized under “Profit after taxes from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, for comparability, the Telefónica Group’s 2005 financial statements were modified to classify the results of the TPI group under the same heading.
In May 2006, the Telefónica de Contenidos Group sold all the shares it held in Argentine company Patagonik Film Group, S.A. This company had been accounted for under the equity method and was removed from the consolidation scope.
During 2006 Atento NV incorporated Argentine companies Atento Mar del Plata, S.A. (subsequently renamed Mar de Plata Gestiones y Contactos, S.A.) and Atento Salta, S.A (subsequently renamed Centro de Contacto Salta, S.A.) with capital of 0.1 million Argentine pesos. Both companies are fully consolidated in the Telefónica Group.
In May 2006, Chilean subsidiary Atento Chile Holding acquired Impresora y Comercial Publiguías, S.A.’s shareholding in Atento Chile, S.A. This increased the Atento Group’s stake in Atento Chile from 69.99% to 71.16%. The Telefónica Group still consolidates the company using the full consolidation method.
In May, Argentine company Atento Microcentro, S.A. (subsequently renamed Microcentro de Contacto, S.A.) was incorporated, with share capital of 0.05 million Argentine pesos. The company has been fully consolidated in the financial statements of the Telefónica Group.
In June, 2006 Atento, N.V. acquired 100% of the Uruguay firm, Woknal, S.A. for 0.4 million Uruguay pesos, approximately 0.01 million euros. The company has been fully consolidated in the financial statements of the Telefónica Group.
In August, Argentine company Atento Córdoba, S.A. (subsequently renamed Córdoba Gestiones y Contactos, S.A.) was incorporated with share capital of 0.05 million Argentine pesos. The company has been fully consolidated in the financial statements of the Telefónica Group.
Andalucía Digital Multimedia, S.A. held a rights offering in which the Telefónica de Contenidos, S.A. subscribed for shares, bringing its interest in the company to 24.20%. The Telefónica Group still accounts for this investment using the equity method.
In February 2006, Compañía Española de Tecnología, S.A. (Comet) increased its share capital by 0.23 million euros by increasing the par value of its shares. In March, Comet undertook another capital increase. Both issues were fully subscribed and paid in by the company’s sole shareholder, Telefónica. This company continues to be fully consolidated in the Telefónica Group.
Ifigenia Plus, S.A., a company that was fully consolidated in the financial statements of the Telefónica Group, was liquidated in 2006 and therefore removed from the consolidation scope.

Changes to the 2005 consolidation scope are described in the following sections.
Spain
Soluciones Tecnológicas para la Alimentación, S.L., a Spanish company in which Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. had a 45% shareholding, was sold in February 2005. The company, which was consolidated using the equity method, was therefore removed from the Telefónica Group consolidation scope.
In March 2005 Telefónica de España S.A.U. sold its 0.73% interest in INTELSAT for 17.77 million euros, generating a capital gain of 17.58 million euros. The company was recognized under “Other investments” in “Non-current financial assets” on the Telefónica Group’s consolidated balance sheet.
In May 2005 Telefónica Soluciones Sectoriales, S.A.’s finalized its withdrawal from IT7 (formerly Incatel), Instituto Canario de Telecomunicaciones S.A., by returning to the other shareholders the 31% shareholding it held in the company at December 31, 2004. The company was therefore removed from the Telefónica Group’s consolidation scope, where it was previously accounted for using the equity method.
In June 2005 the Spanish company Segurvirtual MVS, S.A., 49%-owned by Telefónica Data España, S.A. was liquidated. The company, which was previously carried by the equity method, was therefore removed from the consolidation scope.
June also saw the liquidation of Telefónica Sistemas el Salvador, S.A. de C.V, a Salvadorian company 99.5%-owned by Soluciones Informáticas y Comunicaciones de España, S.A.U. The company, which was previously fully consolidated, was therefore removed from the consolidation scope.
Telefónica Telecomunicaciones Públicas participated in the incorporation of a new Spanish company, Telefónica Salud, S.A, subscribing and paying 0.06 million euros for 51% of the company’s start-up share capital. Telefónica Salud, S.A. is now fully consolidated in the Telefónica Group.
Telefónica Soluciones Sectoriales, S.A., meanwhile, was involved in the incorporation of another new Spanish company, Ceuta Innovación Digital, S.L., subscribing for and paying 40% of the company’s initial share capital. The Telefónica Group accounts for this investment using the equity method.
August marked the sale of Spanish company Bitel Baleares Innovación Telemática, S.A. for 0.75 million euros and a capital gain of 0.25 million euros, which is recognized in the Telefónica Group income statement as “Gain on disposal of investments in consolidated companies” under “Other income”. The company had been accounted for in the consolidated financial statements of the Telefónica Group by the equity method, but was removed from the consolidation scope.

On September 1, 2005 Spanish company Agencia de Certificación Electrónica, S.A. was taken over and absorbed by its sole shareholder Telefónica Data España, S.A., on the latter’s decision. Agencia de Certificación Electrónica, S.A. had been fully consolidated in the consolidated financial statements of the Telefónica Group but was removed from the consolidation scope.
Latin America
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
The capital increase for approximately 2.054 million Brazilian reais carried out by Telesp Celular Participaçoes, S.A. on January 4, 2005 was fully subscribed. Brasilcel, N.V. now owns 65.70% of Telesp Celular Participaçoes, S.A.
On April 20, 2005, Telefónica Móviles, through its subsidiary TEM Puerto Rico, Inc., converted the promissory notes representing 49.9% of the share capital of Puerto Rican company Newcomm Wireless Services, thereby acquiring a 49.9% shareholding.
Also in April 2005 Telcel, C.A increased its capital by 26.791 thousand US dollars. The new shares were subscribed for in full by Telefónica Móviles, S.A., thus bringing its stake in Telcel to 91.63%. This company therefore continues to be fully consolidated in the Telefónica Group.
In 2005, TES Holding, S.A., a 100%-owned Telefónica Móviles, S.A. subsidiary, acquired an additional interest in Telefónica Móviles El Salvador, S.A. The acquisition raised TES Holding, S.A.’s stake to 99.03%. This company continues to be consolidated in the Telefónica Group using the full consolidation method.
April 2005 marked the conclusion of Telefónica Móviles, S.A.’s bid to buy out the minority interests in Peruvian subsidiary Comunicaciones Móviles de Perú, S.A., raising Telefónica Móviles, S.A.’s in its Peruvian subsidiary to 99.89%. Subsequently, on June 1, 2005, Comunicaciones Móviles Perú, S.A. was merged with Telefónica Móviles Perú, S.A.C. Directly and indirectly, the Telefónica Móviles Group controls 98.03% of the new company Telefónica Móviles Perú, S.A., which is fully consolidated in the Telefónica Group’s financial statements.
In June 2005, the Group acquired an additional 0.38% of Telefónica Móviles Panamá for 2.19 million euros. This and subsequent acquisitions gave Telefónica Móviles control of 99.98% of the company.

Also in June 2005, Spanish company Tempos 21 Innovación en Aplicaciones Móviles, S.A was included in the Telefónica consolidated group by the equity method, effective retroactively from January 1, 2005.
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

Newcomm Wireless Services held a rights issue in August 2005 in which the Group decided not to subscribe. As a result its holding in this company was reduced to 49.3%.
In September 2005 Telefónica Móviles approved the takeover and merger of Telefónica Móviles Interacciona, S.A., a company in which it was the sole shareholder. This company is still consolidated in the Telefónica Group using the full consolidation method.
In October 2005, the Venezuelan companies Telcel, C.A., Servicios Telcel, C.A. and Telecomunicaciones BBS, C.A. merged. The resulting company is Telcel, C.A. Telcel, C.A. continues to be fully consolidated in the Telefónica Group’s financial statements.
In November 2005 Telefónica Móviles, S.A. bought the remaining 2.08% of Telefónica Móviles Argentina, S.A, for 1.99 million euros, giving it 100% control of this subsidiary. This company is still consolidated in the Telefónica Group using the full consolidation method.
In December 2005, Telefónica Móviles, S.A. reached an agreement to buy 8% of Telefónica Móviles México, S.A. de C.V in exchange for shares in Telefónica, S.A. The sale entailed an outlay of 177.27 million euros This gave Telefónica Móviles 100% of the Mexican subsidiary. This company is still fully consolidated in the Telefónica Group.
December 2005 also saw the takeover and merger by TEM Guatemala y Cia. S.C.A. (the absorbing company) of Telefónica Móviles Guatemala, S.A. (absorbed company) and Tele-Escucha, S.A. (absorbed company). The company arising from the merger took the name Telefónica Móviles Guatemala, S.A. and is fully consolidated in the Telefónica Group.

On July 27, 2005, Telefónica Internacional, S.A. acquired 100% of Telefónica, S.A.’s holdings in Terra México Holding, Terra Colombia Holding, Terra Guatemala, Terra Venezuela, Terra Argentina, Terra USA and Terra Brasil Group. Also on this date, Telefónica Internacional, S.A. assumed 100% of the net debt owed by the aforementioned Terra Group companies to Telefónica, S.A.
In August, Telefónica Internacional sold US company, Communication Technology, Inc. (CTI), in which it was the sole shareholder, realizing a capital loss of 3.71 million euros which is recorded on the Telefónica Group’s income statement in “Losses on disposal of investments in consolidated companies” under “Other expenses.” The company, which was fully consolidated in the financial statements of the Telefónica group, was therefore removed from the consolidation scope.
Colombian company Telefónica Data Colombia, S.A. carried out a capital increase in September that was subscribed for Spanish company Telefónica DataCorp, S.A. The transaction gave the Spanish company, which previously owned 65% of Telefónica Data Colombia, S.A, 100% control. The company is still fully consolidated in the Telefónica Group’s consolidated financial statements.
Europe
On June 10, 2005 the European Commission authorized Telefónica’s bid to take over Czech operator Cesky Telecom a.s. by acquiring 51.1% of its share capital. The acquisition was concluded on June 16 at a price of 502 Czech crowns per share. Telefónica then launched a tender offer for the remaining 48.9% of Cesky Telecom then in the hands of minority shareholders. The tender offer closed on September 19, with Telefónica acquiring 58,985,703 shares at a price of 456 Czech crowns per share. In total, Telefónica paid 3,662.53 million euros in exchange for its interest in the Czech operator. After these acquisitions, Telefónica owns 69.41% of the company. Cesky Telecom is now fully consolidated in the Telefónica Group.
Telefónica S.A. and other businesses
In 2005, Telefónica acquired 1,155 shares in Dutch company Endemol Holding, N.V. (Endemol) for a total outlay of 0.03 million euros. These transactions took the Telefónica Group’s total holding in Endemol’s share capital to 99.704%.
In 2005, Endemol Investment B.V., a 99.7%-owned subsidiary of Telefónica, S.A. held a public offering of Endemol, N.V. shares. The offering price was 9 euros per share and the total number of shares sold amounted to 31,250,000 ordinary shares, representing 25% of the company’s share capital. The sale generated a profit of 55.58 million euros, which was recognized in the Telefónica Group’s income statement under “Gain on disposal of assets” under “Other income” (see Note 19).
The shares placed in the offering trade on the AEX Eurnet Amsterdam index of the Amsterdam Stock Exchange since November 22, 2005.

Endemol is still fully consolidated in the Telefónica Group.
Telefónica, S.A. also sold in 2005, 611,824 shares of Portugal Telecom, S.G.P.S., S.A. (P.T.) for a total of 5.13 million euros. On December 21, 2005 P.T. cancelled a total of 37,628,550 treasury shares equivalent to 3.23% of its current share capital. Upon conclusion of the share cancellation, the Telefónica Group’s effective holding in the Portuguese operator stood at 9.84% (9.96% in nominal terms). P.T. was still accounted for in the Telefónica Group’s consolidated financial statements by the equity method.
Spanish company Telefónica Procesos y Tecnología de la Información, S.A. was absorbed by Telefónica Gestión de Servicios Compartidos, S.A. in February 2005. Telefónica Procesos y Tecnología de la Información, S.A., which was previously fully consolidated in the consolidated financial statements of the Telefónica Group, was removed from the consolidation scope.
On April 19, 2005 Telefónica Wholesale Services, S.L. (TIWS), a Spanish subsidiary of Telefónica Datacorp, S.A., concluded a 212.68 million euro rights issuance that was fully subscribed by Telefónica, S.A and paid for via the non-monetary contribution of Uruguayan company International Wholesale Services America, S.A. At the conclusion of the transaction, Telefónica, S.A. owned 92.513% of the share capital of TIWS, which continued to be fully consolidated in the statements of the Telefónica Group, which now owns 100% of its shares.
In June 2005 Telefónica S.A. sold 4,300,000 shares in its subsidiary Telefónica Publicidad e Información, S.A. The sale generated a capital gain of 27.36 million euros recognized under “Gain on disposal of assets” under “Other income” in the Telefónica Group income statement. At the conclusion of the sale, the Telefónica Group’s holding in TPI stood at 59.90%. TPI was still consolidated in the Telefónica Group using the full consolidation method.
In March 2005 the Telefónica Group bought the 50% interest in Azeler Automoción, S.A., then owned by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). The transaction gave Telefónica control of 100.00% of Azeler’s entire share capital. Azeler was previously accounted for in the Telefónica Group’s consolidated financial statements by the equity method, but was then fully consolidated.
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
On April 14, 2005 Telefónica concluded an agreement to sell its 54.15% interest in Onetravel.com, Inc. at a price of 26.4 million US dollars. The Telefónica Group’s stake in this company was 54.15%. Proceeds from the sale amounted to 3 million euros. The company, which was fully consolidated in the consolidated financial statements of the Telefónica Group, was therefore removed from the consolidation scope.

Fully consolidated Spanish company Terra Networks Latam, S.L. and Dominican company Terra Networks Caribe, S.A. were dissolved in June 2005 and therefore eliminated from the consolidation scope.
In July 2005, Telefónica, S.A. took over and merged Terra Networks, S.A., with economic effects from January 1, 2005. Terra Networks, S.A. was dissolved and all of its assets and liabilities were transferred to Telefónica, S.A. by means of a share swap consisting of 2 Telefónica, S.A. treasury shares for every 9 Terra shares. The company, which was fully consolidated in the financial statements of the Telefónica Group, was removed from the consolidation scope.
In 2005 the 100%-owned Spanish subsidiary of Telefónica Publicidad e Información, S.A. (TPI), 11888 Servicio Consulta Telefónica, S.A., incorporated French company Services de Renseignements Telephoniques, S.A.S., subscribing and paying 0.04 million euros for its entire share capital. The new company was fully consolidated in the Telefónica Group.
Also in 2005, 11888 Servicio Consulta Telefónica, S.A created the Italian company Di Consultaziones Telefónica, S.R.L. subscribing and paying 0.01 million euros for all shares comprising its share capital. The company was fully consolidated in the financial statements of the Telefónica Group.
On November 11 Telefónica Group companies Telefónica Publicidad e Información, S.A. (the parent company) and Telefónica Publicidad e Información Internacional, S.A.U. bought from Telefónica de Argentina, S.A. 95% and 5%, respectively, of the share capital of Argentine company Telinver, S.A. for a total outlay of 57.0 million euros (66.72 million US dollars). The transaction was financed by Telefónica Argentina, S.A. with debt maturing in 2008. Telinver was still fully consolidated in the Telefónica Group.
In the first quarter of 2006 the Telefónica de Contenidos Group sold all the shares it owned in LS4 Radio Continental, S.A. and Radio Estéreo, S.A., realizing capital gains of 7.22 and 0.20 million euros, respectively. The companies were fully consolidated in the financial statements of the Telefónica Group but were removed from the consolidation scope.
In the course of 2005 Sogecable, S.A. increased its share capital by 7,560,261 shares with a par value of 2 euros each and bearing an issue premium of 22.47 euros. The Telefónica Group subscribed 1,801,689 of these shares, paying a total of approximately 44.10 million euros, leaving the Group’s shareholding in Sogecable at the time unchanged at 23.83%. Sogecable, S.A. continued to be accounted for in the Telefónica Group consolidated financial statements by the equity method throughout 2005.
On July 29, 2005 Atento Brasil, S.A. acquired 100% of the share capital of Brazilian company Beans Administradora de Cartóes de Crédito, Ltda. In August, it was merged with the parent Atento Brasil, S.A. Beans was fully consolidated in the financial statements of the Telefónica Group but was therefore removed from the consolidation scope.

Spanish company Telefónica Gestión de Servicios Compartidos, S.A. acquired the entire share capital of Mexican subsidiary Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. and Brazilian company Telefónica Gestao de Serviços Compartilhados do Brasil, Ltda. from its parent Telefónica, S.A. at a price of 2.83 million and 2.74 million euros, respectively. Both companies were still fully consolidated in the Telefónica Group.
Telefónica Gestión de Servicios Compartidos, S.A. has also bought from its parent Telefónica, S.A. 11,400 shares representing 95% of the capital of Argentine company Telefónica Gestión de Servicios Compartidos Argentina, S.A. for 0.04 million euros. The company was still fully consolidated in the Telefónica Group.
In the first quarter of 2005 Telefónica Gestión de Servicios Compartidos, S.A. absorbed the Spanish company Telefónica Procesos y Tecnología de la Información, S.A. (T.P.T.I.), thereby acquiring all property, rights and obligations owned by T.P.T.I.. T.P.T.I was therefore removed from the consolidated financial statements of the Telefónica Group, within which it had been fully consolidated.
In November 2005 Spanish company Telefónica Gestión de Servicios Compartidos, S.A. acquired all 10,238,949 shares (99.99% of total capital) in Peruvian subsidiary Telefónica Gestión de Servicios Compartidos Perú S.A.C. formerly belonging to its parent Telefónica, S.A. for 3.74 million euros. The company was still fully consolidated in the Telefónica Group.

APPENDIX II: DEBENTURES AND BONDS
The detail and main features of outstanding debentures and bonds at December 31, 2006 were as follows (in millions of euros):

	Telefónica and special		% Interest	Actual	Maturity (Nominal)					Subsequent
	purpose vehicles	Currency	rate	rate	2007	2008	2009	2010	2011	years	Total

	Debentures and bonds:				—	—	—	—	—	—	—

TSA	FEBRUARY 1990 SERIES C	Euros	12.60%	12.60%	—	—	—	4	—	—	4
	FEBRUARY 1990 SERIES F	Euros	12.58%	12.58%	—	—	—	10	—	—	10
	APRIL 1999	Euros	4.50%	4.50%	—	—	500	—	—	—	500
	JUNE 1999	Euros	4.15%	4.15%	—	—	300	—	—	—	300
	JULY 1999 zero coupon	Euros	6.37%	6.37%	—	—	—	—	—	47	47
	MARCH 2000	Euros	4.64%	4.64%	—	—	—	—	—	50	50
	APRIL 2000	Euros	5.63%	5.63%	500	—	—	—	—	—	500
	Debentures subtotal:				500	—	800	14	—	97	1,411

T.E.BV	MARCH 1998	Euros	4.84%	4.84%	—	421	—	—	—	—	421
	GLOBAL BOND	USD	7.75%	7.75%	—	—	—	1,898	—	—	1,898
	GLOBAL BOND	USD	8.25%	8.25%	—	—	—	—	—	949	949
	EMTN ISSUE (A Tranche)	Euros	5.13%	5.13%	—	—	—	—	—	1,500	1,500
	EMTN ISSUE (B Tranche)	Euros	5.88%	5.88%	—	—	—	—	—	500	500

BOND
ISSUES	EMTN O2 EUR (I)	Euros	4.38%	4.38%	—	—	—	—	—	1,750	1,750
	EMTN O2 EURO (II)	Euros	3.75%	3.75%	—	—	—	—	2,250	0	2,250
	EMTN O2 GBP (I)	GBP	5.38%	5.38%	—	—	—	—	—	1,117	1,117
	EMTN O2 GBP (II)	GBP	5.38%	5.38%	—	—	—	—	—	745	745
	TELEF. BONDS JUN 06 TRANCHE	USD	3M USD LIBOR +0.3%	5.67%	—	—	759	—	—	0	759
	TELEF. BONDS JUN 06 TRANCHE	USD	5.98%	5.98%	—	—	—	—	759	0	759
	TELEF. BONDS JUN 06 TRANCHE	USD	6.42%	6.42%	—	—	—	—	—	949	949
	TELEF. BONDS JUN 06 TRANCHE	USD	7.05%	7.05%	—	—	—	—	—	1,519	1,519
	TELEF. BONDS JUL 06	Euros	3M EURIBOR +0.35%	3.88%	—	—	—	1,250	—	—	1,250
	TELEF. BONDS SEPT 06	Euros	4.39%	4.39%	—	—	—	—	—	500	500
	TELEF. BONDS OCT 06	Euros	3M EURIBOR +0.2%	3.75%	—	300	—	—	—	—	300
	TELEF. BONDS DEC 06	GBP	5.89%	5.89%	—	—	—	—	—	745	745

	Bonds subtotal:				—	721	759	3,148	3,009	10,274	17,911

	Total issues:				500	721	1,559	3,162	3,009	10,371	19,322

Foreign operators			Maturity (Nominal)
Debentures and bonds	Currency	% Interest rate	2007	2008	2009	2010	2011	Subsequent years	Total

Series F	UF	6	2	2	2	2	2	8	18
Series L	UF	3.75	—	—	—	—	—	78	78

CTC CHILE:			2	2	2	2	2	86	96

T. Peru 2nd Program (5th)	PEN	VAC+6.25	3	—	—	—	—	—	3
T. Peru 3rd Program (1st)	PEN	VAC+5	—	—	—	12	—	—	12
T. Peru 3rd Program (2nd Series A)	PEN	5.3125	7	—	—	—	—	—	7
T. Peru 3rd Program (3rd)	PEN	8.125	7	—	—	—	—	—	7
T. Peru 3rd Program (5th Series A)	PEN	5.5	16	—	—	—	—	—	16
T. Peru 4th Program (1st)	PEN	5.5625	—	6	—	—	—	—	6
T. Peru 4th Program (10th-Series A)	PEN	7.875	—	—	—	—	—	7	7
T. Peru 4th Program (10th-Series B)	PEN	6.4375	—	—	—	—	—	13	13
T. Peru 4th Program (7th)	PEN	6.1875	—	—	12	—	—	—	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	—	—	4	—	—	—	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	—	—	—	7	—	—	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	—	—	—	12	—	—	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	—	—	—	—	14	—	14
T. Peru 4th Program (9th-Series B)	PEN	6.375	—	—	—	—	21	—	21
8th issue T. Peru bonds	USD	3.8125	—	—	13	—	—	—	13
9th issue T. Peru bonds	USD	3.125	15	—	—	—	—	—	15
7th issue T. Peru bonds	PEN	7.9375	—	15	—	—	—	—	15
T. Peru Senior Notes	PEN	8	—	—	—	—	—	179	179
T. Peru 1st Program (2nd)	PEN	VAC+7	—	—	11	—	—	—	11
T. Peru securitized bonds	USD	7.48	—	—	—	—	—	—	—

Telefónica del Perú:			48	21	40	31	35	199	374

T.M. Peru 1st Program (1stSeries A)	PEN	6.25	—	—	12	—	—	—	12
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	—	—	—	—	12	—	12
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	—	—	—	—	6	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	—	—	—	—	11	—	11
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	—	—	—	—	—	8	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	—	—	—	—	—	5	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	—	—	—	11	—	—	11
4th issue T.M. Peru bonds	USD	5.25	23	—	—	—	—	—	23
5th issue 1st Program T.M. Peru	USD	5.3125	23	—	—	—	—	—	23

Telefónica Móviles Perú			46	—	12	11	29	13	111

Marketable debentures	USD	11.875	144	—	—	—	—	—	144
Marketable debentures	ARS	SURVEY+2.5	12	—	—	—	—	—	12
Marketable debentures	USD	9.125	—	95	—	—	—	—	95
Marketable debentures	USD	9.125	—	—	—	161	—	—	161
Marketable debentures	USD	8.85	—	—	—	—	102	—	102

TASA			156	95	—	161	102	—	514

Marketable debentures	USD	9.75	6	—	—	—	—	—	6

Telefónica Holding Argentina			6	—	—	—	—	—	6

Peso bonds, Series A	MXN	91-day	—	—	—	558	—	—	558
Peso bonds, Series B	MXN	CETES+0.61 9.25	—	—	—	—	—	244	244

Telefónica Finanzas México			—	—	—	558	—	244	802

Nonconvertible bonds	BRL	103.5% CDI	533	—	—	—	—	—	533

TELESP			533	—	—	—	—	—	533

Nonconvertible bonds	BRL	104.4% CDI	89	—	—	—	—	—	89
Nonconvertible bonds	BRL	104.2% CDI	—	—	—	142	—	—	142
Nonconvertible bonds	BRL	103.3% CDI	—	—	36	—	—	—	36

Brasilcel Group			89	—	36	142	—	—	267

O2 euro issue	Euros	6.375	1,000	—	—	—	—	—	1,000

O2 sterling issue	GBP	7.625	—	—	—	—	—	558	558

Mm O2			1,000	—	—	—	—	558	1,558

3.5% 2008 bond	CZK	3.50	—	218	—	—	—	—	218
Cesky Telecom			—	218	—	—	—	—	218
Total issues			1,880	336	90	905	168	1,100	4,479

Total Group issues			2,380	1,057	1,648	4,067	3,177	11,470	23,799

The detail and main features of outstanding debentures and bonds at December 31, 2005 are as follows (in millions of euros):

Telefónica and special purpose		Maturity (Nominal)						Subsequent
vehicles	Currency	% Interest rate	2006	2007	2008	2009	2010	years	Total

Debentures and bonds:

FEBRUARY 1990 SERIES C	Euros	12.60	—	—	—	—	4	—	4
FEBRUARY 1990 SERIES F	Euros	12.58	—	—	—	—	9	—	9
APRIL 1999	Euros	4.50	—	—	—	500	—	—	500
JUNE 1999	Euros	2.70	—	—	—	300	—	—	300
JULY 1999 zero coupon	Euros	6.37	—	—	—	—	—	44	44
MARCH 2000	Euros	5.137 (*)		—	—	—	—	50	50
APRIL 2000	Euros	5.63	—	500	—	—	—	—	500

Debentures subtotal:			—	500	—	800	13	94	1,407

MARCH 1998	Euros	4.84	—	—	421	—	—	—	421
GLOBAL BOND	USD	7.75	—	—	—	—	2,119	—	2,119
GLOBAL BOND	USD	8.25	—	—	—	—	—	1,060	1,060
EMTN ISSUE	Euros	5.13	1,000	—	—	—	—	—	1,000
EMTN ISSUE (A Tranche)	Euros	5.13	—	—	—	—	—	1,500	1,500
EMTN ISSUE (B Tranche)	Euros	5.88	—	—	—	—	—	500	500
EMTN ISSUE	Euros	3M EURIBOR +0.18	100	—	—	—	—	—	100
EMTN ISSUE	Euros	3M EURIBOR +0.18	200	—	—	—	—	—	200

Bonds subtotal:			1,300		421	—	2,119	3,060	6,900

Total issues:			1,300	500	421	800	2,132	3,154	8,307

(*)	Interest rate used (floating and set annually) is that of a 10Y pound sterling interest rate swap multiplied by 1.0225.

Foreign operators			Maturity (Nominal)					Subsequent
Debentures and bonds	Currency	% Interest rate	2006	2007	2008	2009	2010	years	Total

Yankee Bonds	USD	7.63	42	—	—	—	—	—	42
Yankee Bonds	USD	8.38	133	—	—	—	—	—	133
Series F	UF	6.00	2	2	2	2	2	14	24

CTC CHILE:			177	2	2	2	2	14	199

T. Peru 1st Program (1st)	PEN	VAC+6.94	28	—	—	—	—	—	28
T. Peru 1st Program (2nd)	PEN	VAC+7.00	—	—	—	12	—	—	12
T. Peru 2nd Program (3rd)	PEN	VAC+6.19	27	—	—	—	—	—	27
T. Peru 2nd Program (5th)	PEN	VAC+6.25	—	3	—	—	—	—	3
T. Peru 3rd Program (1st)	PEN	VAC+5.00	—	—	—	—	13	—	13
T. Peru 3rd Program (2nd Series A)	PEN	5.31	—	7	—	—	—	—	7
T. Peru 3rd Program (3rd)	PEN	8.13	—	7	—	—	—	—	7
T. Peru 3Rd Program (5th Series A)	PEN	5.50	—	17	—	—	—	—	17
T. Peru 3rd Program (6th)	PEN	5.19	25	—	—	—	—	—	25
T. Peru 3rd Program (7th)	PEN	5.50	17	—	—	—	—	—	17
T. Peru Senior Notes	PEN	8.00	—	—	—	—	—	186	186
7th issue T. Peru bonds	PEN	7.94	—	—	16	—	—	—	16
8th issue T. Peru bonds	USD	3.81	—	—	—	14	—	—	14
9th issue T. Peru bonds	USD	3.13	—	18	—	—	—	—	17

Telefónica del Perú:			97	52	16	26	13	186	390

Marketable debentures	USD	9.13	—	—	107	—	—	—	107
Marketable debentures	USD	9.88	61	—	—	—	—	—	61
Marketable debentures	USD	11.88	—	161	—	—	—	—	161
Marketable debentures	USD	9.13	—	—	—	—	180	—	180
Marketable debentures	ARS	10.38	—	—	—	—	—	0	0
Marketable debentures	USD	8.85	—	—	—	—	—	114	114
Marketable debentures	ARS	BADLAR+2.4 (*)	18	—	—	—	—	—	18
Marketable debentures	ARS	8.00	29	—	—	—	—	—	29
Marketable debentures	ARS	ENCUESTA+2.5 (*)	—	14	—	—	—	—	14

TASA			108	175	107	—	180	114	684

Marketable debentures	USD	9.75	—	6	—	—	—	—	6

Telefónica Holding Argentina			—	6	—	—	—	—	6

Peso bonds	MXN	91-day CETES+0.61	—	—	—	—	275	—	275
Peso bonds	MXN	9.25	—	—	—	—	—	118	118

Telefónica Finanzas México			—	—	—	—	275	118	393

Nonconvertible bonds	BRL	103.5% CDI	—	543	—	—	—	—	543

TELESP			—	543	—	—	—	—	543

Nonconvertible bonds	BRL	104.4% CDI	—	91	—	—	—	—	91
Nonconvertible bonds	BRL	104.2% CDI	—	—	—	—	145	—	145
Nonconvertible bonds	BRL	103.3% CDI	—	—	—	36	—	—	36

Brasilcel Group			—	91	—	36	145	—	272

3.5% 2008 bond	CZK	3.50	—	—	207	—	—	—	207
Cesky Telecom			—	—	207	—	—	—	207
Total issues:			382	869	332	64	615	432	2,694

Total Group issues:			1,682	1,369	753	864	2,747	3,586	11,001

(*)	15% ceiling and 7% floor

The main features of the bonds and debentures issued in 2006 and 2005:
-	Bonds issued by Telefónica Emisiones, S.A.U. under its EMTN program registered with the London Stock Exchange on July 8, 2005 and renewed on July 5, 2006:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

EMTN bonds	02/02/2006	2,250	Euros	02/02/2011	3.750%
EMTN bonds	02/02/2006	1,750	Euros	02/02/2016	4.375%
EMTN bonds	02/02/2006	1,117	GBP	02/02/2018	5.375%
EMTN bonds	02/02/2006	745	GBP	02/02/2026	5.375%
EMTN bonds	07/25/2006	1,250	Euros	01/25/2010	3M Euribor + 0.35%
EMTN bonds	10/17/2006	500	Euros	04/17/2012	4.393%
EMTN bonds	10/30/2006	300	Euros	10/30/2008	3M Euribor +0.20%
EMTN bonds	12/28/2006	745	GBP	01/31/2014	5.888%

-	Bonds issued by Telefónica Emisiones, S.A.U., under the shelf program filed with the Securities Exchange Commission (SEC) in the US on April 12, 2006:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

Global bond	06/20/2006	759	USD	06/19/2009	Libor 3M +0.30%
Global bond	06/20/2006	759	USD	06/20/2011	5.984%
Global bond	06/20/2006	949	USD	06/20/2016	6.421%
Global bond	06/20/2006	1,519	USD	06/20/2036	7.045%

-	Bonds issued by Telefónica del Perú, S.A.A, under its fourth debt program registered with the Lima Stock Exchange on April 12, 2006:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

T. Peru 4th Program (8th-Series A)	07/05/06	7	PEN	07/05/10	7.3750%
T. Peru 4th Program (10th-Series A)	07/05/06	7	PEN	07/05/12	7.8750%
T. Peru 4th Program (9th-Series A)	08/07/06	14	PEN	08/07/11	6.9375%
T. Peru 4th Program (7th-Series A)	09/07/06	12	PEN	09/04/09	6.1875%
T. Peru 4th Program (8th-Series B)	11/03/06	12	PEN	11/03/10	6.2500%
T. Peru 4th Program (10th-Series B)	11/17/06	12	PEN	11/17/12	6.4375%
T. Peru 4th Program (1st-Series A)	11/17/06	6	PEN	11/17/08	5.5600%
T. Peru 4th Program (7th-Series B)	12/06/06	4	PEN	12/07/09	5.8750%
T. Peru 4th Program (9th-Series B)	12/06/06	21	PEN	12/06/11	6.3750%

-	Bonds issued by Telefónica Móviles Perú, under its first debt program registered with the Lima Stock Exchange on February 1, 2006:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

Móviles Peru 1st Program (1st-Series A)	02/07/06	12	PEN	02/07/09	6.25%
Móviles Peru 1st Program (2nd-Series A)	02/14/06	12	PEN	02/14/11	7.0625%
Móviles Peru 1st Program (5th-Series A)	02/14/06	23	USD	08/14/07	5.3125%
Móviles Peru 1st Program (3rd-Series A)	02/22/06	8	PEN	02/22/13	7.4375%
Móviles Peru 1st Program (4th-Series A)	02/22/06	23	USD	05/22/07	5.2500%
Móviles Peru 1st Program (3rd-Series B)	03/13/06	5	PEN	03/13/13	7.6875%
Móviles Peru 1st Program (2nd-Series B)	06/01/06	6	PEN	06/01/11	7.5625%
Móviles Peru 1st Program (2nd-Series C)	07/19/06	11	PEN	07/19/11	7.5625%
Móviles Peru 1st Program (8th-Series A)	09/13/06	11	PEN	09/13/10	6.4375%

-	Bonds issued by Telefónica Finanzas México, S.A. de C.V., under the peso bond issue program filed with the Mexican securities regulator (CNBV for its initials in Spanish) on December 30, 2004:

		Nominal value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

Peso bonds (reopening of the Telfim 05)	02/10/2006	558	MXN	24/09/2010	91-day Cetes + 0.61%
Peso bonds (reopening of the Telfim 05-2)	02/10/2006	244	MXN	21/09/2012	9.25%

-	Bonds issued by Telefónica Chile, S.A. under the 015 line of trade financing (efectos de comercio) registered with the Chilean securities market regulator on May 12, 2004:

		Nominal
		value	Currency of
Security	Date	(millions of euros)	issuance	Maturity	Interest rate

Local bond (Series L)	03/29/06	78	UF	10/25/12	3.75%

The main issues in 2005 were as follows (in millions of euros):
-	Issues by Telefónica de Argentina, S.A.:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

Marketable debentures	02/08/2005	29	ARS	02/11/2006	8.00%
Marketable debentures	02/08/2005	14	ARS	02/11/2007	SURVEY + 2.5	(*)

-	Issues by Telefónica del Perú, S.A.A.:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

Bonds T. Peru 3rd Program (5th-Series A)	01/12/2005	17	PEN	01/12/2007	5.50%
Bonds T. Peru 3rd Program (6th)	03/07/2005	25	PEN	12/07/2006	5.19%
Bonds T. Peru 3rd Program (7th)	04/20/2005	17	PEN	10/20/2006	5.50%
T. Peru Senior Notes	10/11/2005	186	PEN	04/11/2016	8.00%

-	Issues by Telefónica Finanzas México:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

Peso bonds	09/30/2005	275	MXN	09/24/2010	91-day CETES+0.61
Peso bonds	09/30/2005	118	MXN	09/21/2012	9.25

-	Issues by the Brasilcel Group:

		Nominal
		value
		(millions of	Currency of
Security	Date	euros)	issuance	Maturity	Interest rate

Nonconvertible bonds	05/01/2005	145	BRL	05/01/2010	104.2% CDI
Nonconvertible bonds	05/01/2005	36	BRL	05/01/2009	103.3% CDI

APPENDIX III: FINANCIAL INSTRUMENTS
The detail of the type of financial instruments arranged by the Group by currency and interest rates at December 31, 2006 is as follows:

	Millions of euros
								FAIR VALUE
						Subsequent		Underlying	Associated
	2007	2008	2009	2010	2011	years	Total	debt	derivatives	TOTAL

EURO	691	1,915	3,632	3,342	8,630	12,234	30,444	28,462	2,517	30,979
Floating rate	(6,808)	(5,472)	2,430	1,236	4,762	4,992	1,140	7,194	(6,500)	694
Spread — Ref Euribor	(0.00%)	0.00%	0.40%	0.70%	0.30%	0.62%	0.39%
Fixed rate	7,499	480	(198)	2,106	2,968	6,042	18,897	10,539	9,113	19,652
Interest rate	4.44%	4.24%	0.77%	7.14%	3.66%	4.82%	4.77%
Rate cap	—	6,907	1,400	—	900	1,200	10,407	10,730	(97)	10,633

OTHER EUROPEAN CURRENCIES	577	612	1,362	2,162	806	7,150	12,669	8,801	4,003	12,804

Instruments in CZK	464	107	543	598	—	256	1,968	119	1,850	1,969
Floating rate	601	—	0	272	—	—	873	—	872	872
Spread	—	—	—	0.02%	—	—	0.01%
Fixed rate	(137)	107	543	326	—	256	1,095	119	978	1,097
Interest rate	3.75%	3.17%	3.15%	3.26%	—	3.50%	3.19%
Rate cap	—					—	—
Instruments in GBP	113	505	819	1,564	806	6,894	10,701	8,632	2,153	10,835
Floating rate	453	(439)	819	1,564	—	3,872	6,269	5,356	979	6,335
Spread	1.56%	(0.04%)	0.24%	0.26%	—	0.37%	0.76%
Fixed rate	(340)	423	—	—	806	3,022	3,911	2,802	1,178	3,980
Interest rate	4.65%	5.00%	—	—	5.12%	5.87%	5.73%
Rate cap	—	521	—	—	—	—	521	524	(4)	520

NORTH AND SOUTH AMERICA	144	1,372	1,373	1,215	507	4,624	9,235	13,914	(5,074)	8,840

Instruments in USD	(970)	209	779	280	143	1,133	1,574	10,753	(9,175)	1,578
Floating rate	(601)	(25)	(53)	130	—	—	(549)	2,711	(3,093)	(382)
Spread	(0.30%)	(1.88%)	2.40%	0.09%	—	—	(0.20%)
Fixed rate	(368)	222	63	139	133	1,080	(1,269)	7,357	(6,067)	1,290
Interest rate	2.47%	7.41%	4.87%	11.03%	11.13%	8.62%	10.53%
Rate cap	—	11	770	11	11	51	854	685	(15)	670
Instruments in UYU	0	2	1	1	2	—	6	6	—	6
Floating rate	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	0	2	1	1	2	—	6	6	—	6
Interest rate	3.75%	3.75%	3.75%	3.75%	3.75%	—	3.75%
Rate cap	—					—	—
Instruments in ARS	322	251	88	19	0	—	680	(1)	706	705
Floating rate	79	—	—	—	—	—	79	—	78	78
Spread	—	—	—	—	—	—	—
Fixed rate	231	251	88	19	0	—	589	(13)	628	615
Interest rate	10.76%	11.22%	11.43%	11.10%	10.38%	—	11.07%
Rate cap	12	—	—	—	—	—	12	12	—	12
Instruments in BRL	796	409	112	168	4	4	1,493	397	1,102	1,499
Floating rate	353	115	112	168	4	4	756	397	297	694
Spread	(0.81%)	(2.96%)	(3.06%)	0.08%	1.66%	—	(1.25)%
Fixed rate	443	294	—	—	—	—	737	—	805	805
Interest rate	15.99%	12.45%	—	—	—	—	14.58%
Rate cap	—					—	—
Instruments in CLP	(40)	156	101	33	165	44	459	38	431	469
Floating rate	4	17	48	33	165	44	311	153	169	322
Spread	—	(0.28%)	0.15%	0.38%	0.07%	0.38%	0.14%
Fixed rate	(44)	138	54	—	—	—	148	(114)	261	147
Interest rate	6.41%	4.80%	5.07%	—	—	—	4.42%

	Millions of euros
								FAIR VALUE
						Subsequent		Underlying	Associated
	2007	2008	2009	2010	2011	years	Total	debt	derivatives	TOTAL

Rate cap	—					—	—
Instruments in UFC	3	132	171	96	119	86	607	192	424	616
Floating rate	—	—	—	93	—	—	93	94	—	94
Spread	—	—	—	0.45%	—	—	0.45%
Fixed rate	3	132	171	3	119	86	514	98	424	522
Interest rate	6.49%	2.57%	3.46%	6.49%	4.22%	3.97%	3.52%
Rate cap	—					—	—			—
Instruments in PEN	208	89	40	57	67	273	734	546	239	785
Floating rate	6	8	—	—	—	—	14	—	14	14
Spread	—	—	—	—	—	—	—
Fixed rate	202	81	40	57	67	273	720	546	225	771
Interest rate	6.88%	6.51%	6.40%	6.40%	6.93%	7.81%	7.13%
Rate cap	—					—	—
Instruments in COP	445	117	—	—	7	414	983	537	446	983
Floating rate	184	—	—	—	3	123	310	127	181	308
Spread	(0.00)%	—	—	—	2.00%	4.45%	1.78%
Fixed rate	261	117	—	—	4	291	673	410	265	675
Interest rate	10.99%	8.04%	—	—	9.50%	5.50%	8.10%
Rate cap	—					—	—
Instruments in UVR	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Interest rate	—	—	—	—	—	4.00%	4.00%
Rate cap	—					—	—
Instruments in VEB	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Interest rate	5.69%	—	—	—	—	—	5.69%
Rate cap	—					—	—			—
Instruments in MXN	379	7	81	561	—	244	1,272	563	740	1,303
Floating rate	590	4	78	350	—	—	1,022	563	461	1,024
Spread	(0.01%)	(0.52%)	2.59%	0.61%	—	—	0.40%
Fixed rate	(211)	3	3	211	—	244	250	—	279	279
Interest rate	5.46%	8.83%	8.83%	8.17%	—	9.25%	11.52%
Rate cap	—					—	—
Instruments in GTQ	1	—	—	—	—	—	1	(12)	12	0
Floating rate	13	—	—	—	—	—	13	—	12	12
Spread	—	—	—	—	—	—	—			—
Fixed rate	(12)	—	—	—	—	—	(12)	(12)	—	(12)
Interest rate	2.00%	—	—	—	—	—	2.00%
Rate cap	—					—	—

ASIA	1	(3)	0	0	0	—	(2)	366	(374)	(8)

Instruments in JPY	1	(3)	0	0	0	—	(2)	366	(374)	(8)
Floating rate	1	0	0	0	0	—	1	98	(98)	1
Spread	—	—	—	—	—	—	—
Fixed rate	—	(3)	—	—	0	—	(3)	268	(276)	8
Interest rate	—	(0.00%)	—	—	2.30%	—	(0.00)%
Rate cap	—					—	—

AFRICA	—	—	—	—	—	90	90	—	90	90

Instruments in MAD	—	—	—	—	—	90	90	—	90	90
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	90	90	—	90	90
Interest rate	—	—	—	—	—	4.54%	4.54%
Rate cap	—					—	—

	Millions of euros
								FAIR VALUE
						Subsequent		Underlying	Associated
	2007	2008	2009	2010	2011	years	Total	debt	derivatives	TOTAL

TOTAL	1,413	3,896	6,367	6,719	9,943	24,097	52,435	51,543	1,162	52,705

Total floating rate	(5,126)	(5,793)	3,434	3,846	4,935	9,034	10,330	16,691	(6,626)	10,065
Total fixed rate	6,528	2,247	763	2,862	4,098	13,812	30,310	22,902	7,903	30,805
Total rate cap	12	7,439	2,170	11	911	1,252	11,795	11,951	(116)	11,835

Currency options	(17)	—	—	—	—	—	(17)		(17)

Other							(273)

	INTEREST RATE OPTIONS (Euros)
	MATURITIES
	2007	2008	2009	2010	2011	2012+

Collars
Notional amount bought	12,399,000	7,439,279,505	2,169,847,296	10,545,853	910,545,853	52,729,267
Strike Cap	12.50%	2.83%	3.72%	4.25%	3.96%	4.25%
Strike Floor	4.50%	2.32%	2.75%	3.00%	3.19%	3.00%
Notional amount sold	—	—	—	—	—	1,500,000,000
Strike Cap	—	—	—	—	—	6.82%
Strike Floor	—	—	—	—	—	4.18%
Caps
Notional amount sold	—	7,428,733,651	2,169,847,296	—	900,000,000	—
Strike	—	4.26%	4.62%	—	4.55%	—
Floors
Notional amount bought	—	7,421,221,000	2,169,847,296	—	900,000,000	—
Strike	—	1.11%	0.01%	—	1.00%	—
Notional amount sold	—	—	—	—	—	700,000,000
Strike	—	—	—	—	—	2.15%

	CURRENCY OPTIONS (Euros)
	MATURITIES
	2007	2008	2009	2010	2011	2012+

Call USD / Put ARS
Notional amount of options bought	148,357,173	—	—	—	—	—
Strike	3.1356	—	—	—	—	—
Notional amount of options sold	18,381,195	—	—	—	—	—
Strike	3.4800	—	—	—	—	—
Call EUR / Put USD
Notional amount of options bought	212,177,910	—	—	—	—	—
Strike	1.2643	—	—	—	—	—
Notional amount of options sold	176,678,815	—	—	—	—	—
Strike	1.3150	—	—	—	—	—
Put USD / Call EUR
Notional amount of options bought	602,126,044	—	—	—	—	—

Strike	1.3158	—	—	—	—	—

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2005 is as follows:

						Subsequent		Underlying	Associated
	2006	2007	2008	2009	2010	years	Total	debt	derivatives	TOTAL

EURO	10,299	577	331	2,123	2,041	10,235	25,606	20,121	6,387	26,508

Floating rate	6,313	(286)	(426)	398	(338)	2,035	7,696	9,465	(1,864)	7,601
Spread — Ref Euribor	0.03%	(0.05)%	0.61%	1.27%	(1.25)%	0.54%	0.26%
Fixed rate	3,979	855	750	325	2,154	7,000	15,063	7,879	8,094	15,973
Interest rate	3.03%	5.10%	4.18%	5.73%	7.06%	3.91%	4.25%
Rate cap	8	8	8	1,400	224	1,200	2,848	2,778	156	2,934

OTHER EUROPEAN CURRENCIES	(6,103)	—	308	515	567	—	(4,713)	141	(4,836)	(4,695)

Instruments in CZK	651	—	308	515	567	—	2,041	141	1,902	2,043
Floating rate	717	—	—	0	361	—	1,078	—	1,077	1,077
Spread	—	—	—	0.05%	0.02%	—	0.01%
Fixed rate	(66)	—	308	515	206	—	963	141	825	966
Interest rate	1.90%	—	3.39%	3.15%	3.17%	—	3.32%
Rate cap		—	—	—	—	—
Instruments in GBP	(6,755)	—	—	—	—	—	(6,755)	—	(6,738)	(6,738)
Floating rate	(6,755)	—	—	—	—	—	(6,755)	—	(6,738)	(6,738)
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—

Rate cap

NORTH AND SOUTH AMERICA	859	1,777	1,245	1,450	919	2,166	8,416	8,508	(126)	8,382

Instruments in USD	(980)	183	515	973	361	1,748	2,800	8,077	(5,324)	2,753
Floating rate	(615)	(136)	288	44	—	223	(196)	2,337	(2,472)	(135)
Spread	(0.57)%	(0.65)%	0.22%	(4.30)%	—	0.59%	(2.25%)
Fixed rate	(365)	319	215	70	180	1,454	1,873	4,770	(3,012)	1,758
Interest rate	1.02%	8.92%	7.10%	5.02%	9.93%	7.68%	9.23%
Rate cap	—	—	12	859	181	71	1,123	971	159	1,130
Instruments in ARS	438	93	—	—	—	—	531	18	506	524
Floating rate	136	—	—	—	—	—	136	2	128	130
Spread	—	—	—	—	—	—	0
Fixed rate	285	79	—	—	—	0	364	(16)	377	361
Interest rate	7.88%	8.77%	—	—	—	10.38%	8.08%
Rate cap	18	14	—	—	—	—	32	32	—	32
Instruments in BRL	370	1,047	213	100	148	25	1,903	331	1,570	1,901
Floating rate	203	1,047	213	100	148	25	1,736	330	1,410	1,740
Spread	(1.43)%	(0.30)%	(1.69)%	(3.62)%	—	2.69	(0.72)%
Fixed rate	167	—	—	—	—	—	167	0	162	162
Interest rate	10.38%	—	—	—	—	—	10.38%
Rate cap	—					—	—
Instruments in CLP	441	100	217	79	—	—	837	(43)	870	827
Floating rate	300	—	20	18	—	—	338	—	331	331
Spread	—	—	(0.28)%	(0.33)%	—	—	(0.03)%
Fixed rate	142	100	197	62	—	—	501	(43)	539	496
Interest rate	4.28%	4.45%	4.80%	5.07%	—	—	4.62%
Rate cap	—					—	—
Instruments in UFC	73	3	150	194	109	75	604	139	456	595
Floating rate	70	—	—	—	106	—	176	111	58	169
Spread	0.08%	—	—	—	0.45%	—	0.30%
Fixed rate	3	3	150	194	3	75	428	28	398	426
Interest rate	6.49%	6.49%	2.57%	3.51%	6.49%	4.74%	3.45%
Rate cap	—					—	—
Instruments in PEN	261	214	16	11	23	196	721	353	383	736
Floating rate	43	25	—	—	—	—	68	—	65	65
Spread	—	—	—	—	—	—	—

						Subsequent		Underlying	Associated
	2006	2007	2008	2009	2010	years	Total	debt	derivatives	TOTAL

Fixed rate	219	190	16	11	23	196	655	353	318	671
Interest rate	6.10%	5.80%	7.94%	7.00%	6.07%	7.99%	6.64%
Rate cap	—					—	—
Instruments in COP	242	58	128	—	—	5	433	44	405	449
Floating rate	97	—	0	—	—	0	97	0	96	96
Spread	0.00%	—	6.50%	—	—	6.50%	0.00%
Fixed rate	146	58	128	—	—	5	337	44	308	352
Interest rate	9.51%	8.79%	8.04%	—	—	9.50%	8.83%
Rate cap	—					—	—
Instruments in VEB	(639)	—	—	—	—	—	(639)	(639)	—	(639)
Floating rate	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(639)	—	—	—	—	—	(639)	(639)	—	(639)
Interest rate	8.91%	—	—	—	—	—	8.91%
Rate cap	—					—	—
Instruments in MXN	647	80	7	92	279	118	1,223	238	993	1,231
Floating rate	702	13	3	88	277	—	1,083	279	807	1,086
Spread	(0.01)%	(0.66)%	(0.52)%	2.59%	0.60%	—	0.35%
Fixed rate	(56)	67	3	3	2	118	137	(41)	185	144
Interest rate	2.61%	7.93%	8.83%	8.83%	8.83%	9.25%	11.27%
Rate cap	—					—	—
Instruments in GTQ	5	—	—	—	—	—	5	(10)	15	5
Floating rate	15	—	—	—	—	—	15	—	14	14
Spread	—	—	—	—	—	—	—
Fixed rate	(10)	—	—	—	—	—	(10)	(10)	—	(10)
Interest rate	2.00%	—	—	—	—	—	2.00%
Rate cap

ASIA	1	(1)	0	0	—	1	1	289	(289)	0

Instruments in JPY	1	(1)	0	0	—	1	1	289	(289)	0
Floating rate	1	0	0	0	—	1	2	147	(147)	0
Spread	3.79%	3.79%	3.79%	1.25%	—	3.79%	3.79%
Fixed rate	—	(1)	—	—	—	—	(1)	143	(143)	0
Interest rate	(1.64)%	2.16%	—	—	—	2.30%	3.76%

Rate cap	—					—	—

AFRICA	—	—	—	—	—	91	91	—	82	82

Instruments in MAD	—	—	—	—	—	91	91	—	82	82
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	91	91	—	82	82
Interest rate	—	—	—	—	—	4.54%	4.54%
Rate cap	—					—	—

TOTAL	5,056	2,353	1,884	4,088	3,527	12,493	29,401	29,059	1,217	30,278

Total floating rate	1,226	662	98	648	554	2,283	5,471	12,670	(7,234)	5,437
Total fixed rate	3,804	1,669	1,767	1,179	2,568	8,939	19,926	12,609	8,135	20,744
Total rate cap	26	21	19	2,259	406	1,271	4,002	3,780	316	4,097

Currency options	(15)	—	—	—	—	—	(15)		(15)

Other							502

	INTEREST RATE OPTIONS (Euros)
	MATURITIES
	2006	2007	2008	2009	2010	2011+

Collars
Notional amount bought	7,512,651	7,512,651	19,285,889	2,259,446,375	11,773,238	70,639,428
Strike Cap	5.520%	5.520%	4.745%	3.725%	4.250%	4.250%
Strike Floor	5.415%	5.415%	3.941%	2.740%	3.000%	3.000%
Notional amount sold	—	—	—	—	—	1,500,000,000
Strike Cap	—	—	—	—	—	6.823%
Strike Floor	—	—	—	—	—	4.184%
Caps
Notional amount sold	7,512,651	7,512,651	19,285,889	2,559,446,375	11,773,238	70,639,428
Strike	7.000%	7.000%	6.237%	3.796%	5.750%	5.750%
Floors
Notional amount bought	—	—	—	2,247,673,137	—	—
Strike	—	—	—	0.010%	—	—
Notional amount sold	—	—	—	—	393,800,158	700,000,000
Strike	—	—	—	—	4.431%	2.146%

	CURRENCY OPTIONS (Euros)
	MATURITIES
	2006	2007	2008	2009	2010	2011+

Call USD / Put ARS
Notional amount of options bought	212,919,154	—	—	—	—	—
Strike	2.9645	—	—	—	—	—
Notional amount of options sold	312,081,925	—	—	—	—	—
Strike	3.1168	—	—	—	—	—
Put USD / Call ARS
Notional amount of options sold	46,201,302	—	—	—	—	—
Strike	2.7200	—	—	—	—	—
Call USD / Put MXN
Notional amount of options bought	77,731,627	—	—	—	—	—
Strike	11.4550	—	—	—	—	—
Notional amount of options sold	77,731,627
Strike	12.4550
Put USD / Call EUR
Notional amount of options bought	1,380,494,535	—	—	—	—	—
Strike	1.2108	—	—	—	—	—
Notional amount of options sold	1,122,785,454	—	—	—	—	—
Strike	1.2644	—	—	—	—	—

ANNEX IV: DETAILS OF SUBSIDIARIES, ASSOCIATES AND INVESTEES AT DECEMBER 31, 2006 (millions of euros)

	OWNERSHIP							GROSS
			TELEFÓNICA			INTERIM	PROFIT	CARRYING	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica de Contenidos , S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	2,164	(1,933)	—	(25)	2,242	F	—
Organisation and operation of multimedia service-related businesses Jorge Manrique, 12 - 28006 Madrid
Telefónica Media Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	5	—	—	—	79	F	—
Participation in media-related businesses Tucumán. 1 Pta.17º — Buenos Aires
Atlántida Comunicaciones, S.A. (ARGENTINA) (1) (6)		100.00%	100.00%	3	9	—	6	832	F	—
Free-to-air TV and radio Tucumán. 1 Pta.20 - Buenos Aires
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E	—
Telefónica Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	6	14	—	—	8	F	—
Provision of all type of audiovisual telecommunications services Virgilio. 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Andalucia Digital Multimedia, S.A. (SPAIN)		24.20%	24.20%	3	(3)	—	—	1	E	—
Development of the audiovisual industry in Andalusia Edificio Azul, Parque Tecnológico de Andalucía — Málaga
Hispasat, S.A. (SPAIN) (2)		13.23%	13.23%	122	168	—	25	18	E	42
Operation of a satellite telecommunications system Gobelas, 41 - 28023 Madrid
Telefónica Servicios de Música, S.A.U. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	1	—	1	3	F	—
Provision of telemarketing services Luchana, 23, 1º - 28010 Madrid
Sogecable, S.A. (SPAIN) (1) (6) (11)	1.13%	15.63%	16.76%	275	(37)	—	(38)	804	I	622
Indirect management of public service television Gran via, 32 - 3[a] Pta. - 28013 Madrid
Other shareholdings (1)		N/A	N/A	—	—	—	—	7	I	7
Endemol Investment Holding, B.V. (NETHERLANDS) (1) (6)	99.70%		99.70%	1	613	—	51	842	F	—
Holding company Bergweg 70, 1217 SC Hilversum
Endemol Investment B.V. (3)		100.00%	99.70%	1	614	—	10	—	F	—
Holding company. Financing and operation of intellectual property rights Bergweg 70, 1217 SC Hilversum
Endemol Holding France (3)		100.00%	99.70%	100	(72)	—	(21)	—	F	—
Holding and service company
Endemol France (Holding) SAS (FRANCE) (3)		100.00%	99.70%	—	27	—	27	—	F	—
Holding and service company 8-10 rue Torricelli, 75017 Paris, France

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F175

	OWNERSHIP							GROSS
			TELEFÓNICA			INTERIM	PROFIT	CARRYING	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	AMOUNT	METHOD	CONSOLIDATION (10)

Endemol NV (NETHERLANDS) (1) (11)		75.00%	74.77%	13	129	—	—	—	F	—
Holding company. Financing and operation of intellectual property rights Bergweg 70, 1217 SC Hilversum
Endemol Holding BV (3)		75.00%	74.77%	—	154	—	(10)	—	F	—
Holding company. Financing and operation of intellectual property rights Bergweg 70, 1217 SC Hilversum
Endemol International B.V. (NETHERLANDS) (3)		75.00%	74.77%	—	—	—	14	—	F	—
Audiovisual content producer Bergweg 70, 1217 SC Hilversum
Endemol Nederland Holding, B.V. (NETHERLANDS) (3)		75.00%	74.77%	—	5	—	(2)	—	F	—
Holding and financial company Bergweg 70, 1217 SC Hilversum
Endemol Nederland, B.V. (NETHERLANDS) (3)		75.00%	74.77%	—	(4)	—	11	—	F	—
Radio and television broadcasting and production Van Cleeffkade 15, 1431 BA Aalsmeer
Endemol International Distribution (NETHERLANDS) (3)		75.00%	74.77%	—	(3)	—	—	—	F	—
Sale and operation of audiovisual rights Bergweg 70, 1217 SC Hilversum
Stokvis & Niehe Produkties B.V. (NETHERLANDS)		75.00%	74.77%	—	1	—	3	—	F	—
Sale and operation of audiovisual rights Laren
625 TV Produkties B.V. (NETHERLANDS)		75.00%	74.77%	—	—	—	—	—	F	—
Sale and operation of audiovisual rights Almere
TVBV B.V. (NETHERLANDS)		52.50%	52.34%	—	—	—	—	—	P	—
Sale and operation of audiovisual rights Almere
Nijenhuis & de Levita Holding B.V. (NLTV) (NETHERLANDS)		38.25%	38.13%	2	—	—	2	—	P	—
Sale and operation of audiovisual rights Amsterdam
Endemol International Bookings B.V. (NETHERLANDS)		75.00%	74.77%	—	—	—	—	—	F	—
Sale and operation of audiovisual rights Bergweg 70, 1217 SC Hilversum
Crossmedia B.V. (NETHERLANDS)		45.00%	44.86%	—	—	—	—	—	F	—
Sale and operation of mobile games Laren
Endemol Finance B.V. (NETHERLANDS) (3)		75.00%	74.77%	9	126	—	2	—	F	—
Finance company Bergweg 70, 1217 SC Hilversum

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

	OWNERSHIP							GROSS
			TELEFÓNICA			INTERIM	PROFIT	CARRYING	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	AMOUNT	METHOD	CONSOLIDATION (10)

Endemol Argentina S.A. (ARGENTINA) (3)		60.00%	59.80%	1	1	—	(1)	—	F	—
Presentation and filming by any audiovisual medium Dr. E. Ravignani 1470, C1414 CPJ — Buenos Aires
Estudio Mayor S.A. (ARGENTINA) (3)		60.755	60.60%	2	3	—	—	—	F	—
Studio Dr. E. Ravignani 1493/5, Buenos Aires
Endemol USA, Inc. (USA) (3)		75.00%	74.77%	—	3	—	20	—	F	—
All the activities permitted by California law, except for certain activities such as banking 9255 Sunset Blvd, Suite 1100 — Los Angeles — 90069 California
True Entertainment LLC (USA) (3)		50.25%	50.10%	—	—	—	2	—	F	—
All the activities permitted by Delaware law 435 West 19th Street — NY1011 New York
Joe Cartoon LLC (USA)		38.25%	38.13%	—	—	—	—	—	F	—
Cartoons 9255 Sunset Blvd, Suite 1100 — Los Angeles — 90069 California
Endemol Mexico S.A. de CV (MEXICO) (3)		37.50%	37.39%	—	3	—	—	—	P	—
Development and production of TV programmes and series Vasco de Quiroga 2000, Colonia Santa Fé, Delegacion Guajimalpa, Mexico D.F. 01210
Endemol Globo, S.A. (BRAZIL) (3)		37.50%	37.39%	—	—	—	1	—	P	—
Development, use and distribution of audiovisual formats and programmes Av. das Americas 700, B2 Sala 301, Rio de Janeiro
Endemol Belgium, N.V. (BELGIUM) (3)		75.00%	74.77%	2	(1)	—	—	—	F	—
Television, theatre, video, film and other productions Schaliënhoevedreef 20E, B-2800 Mechelen
Endemol Polska S.p.z.o.o. (POLAND) (3)		75.00%	74.77%	—	—	—	—	—	P	—
Radio- and TV-related activities Ul. Dominikanska 25A, 02-738 - Warsaw
Endemol Produçoes Televisivas Portugal, Lda. (PORTUGAL) (3)		75.00%	74.77%	—	1	—	2	—	F	—
Production, exchange and distribution of TV productions Rua Tierno Galvan, Torre 3, 8’ Piso, sala 801, 1070 Lisbon
Endemol South Africa (SOUTH AFRICA) (3)		50.00%	49.85%	—	1	—	—	—	F	—
TV programme production 5 Concourse Crescent, Lonehill, 2021 — Johannesburg
Endemol Deutschland, GmbH (GERMANY) (3)		75.00%	74.77%	—	—	—	6	—	F	—
Cinema, television and theatre production Am Coloneum 3-7, D-50798 Cologne, Germany

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

	OWNERSHIP							GROSS
			TELEFÓNICA			INTERIM	PROFIT	CARRYING	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	AMOUNT	METHOD	CONSOLIDATION (10)

Meta GmbH (GERMANY) (3)		48.75%	48.60%	—	—	—	—	—	F	—
Cinema, television and theatre production Berlin, Germany
Call Activa GmbH (GERMANY) (3)		38.25%	38.13%	—	1	—	—	—	F	—
Interactive television programmes Munich, Germany
Endemol Italia Holding e Servizi, S.P.A. (ITALY) (3)		75.00%	74.77%	—	—	—	—	—	F	—
Production and use of films and and TV movies and series Via Monte Zebio 32, 00195 — Rome
Endemol Italia (Holding), S.P.A. (ITALY) (3)		75.00%	74.77%	36	(42)	—	9	—	F	—
Production and use of films and and TV movies and series Via Monte Zebio 32, 00195 — Rome
Palomar, S.p.A. (ITALY) (3)		51.38%	51.22%	4	3	—	(1)	—	F	—
Production and use of films and and TV movies and series Via Silvio Pellico 24, 00195 — Rome
Endemol UK Holding, Ltd. (UK) (3)		75.00%	74.77%	22	4	—	16	—	F	—
Holding company Shepherds Building Central, Charecroft Way, Shepherds Bush, W14 OEE — London
B&B Endemol (SWITZERLAND) (3)		37.50%	37.39%	—	—	—	1	—	P	—
TV and film production Carmenstrasse 12, CH 8032 — Zurich
Endemol Russia Holding B.V. (NETHERLANDS) (1)		60.00%	59.82%	—	—	—	—	—	F	—
Holding company Bergweg 70, 1217 SC Hilversum
Endemol Moscow 0000 (RUSSIA)		60.00%	59.82%	—	—	—	—	—	F	—
TV production and related activities Moscow Russia
Endemol Hellas (GREECE)		75.00%	74.77%	—	—	—	—	—	F	—
TV production and related activities Athens Greece
Endemol Southern Star Plc Ltd (AUSTRALIA)		38.25%	38.13%	—	—	—	7	—	F	—
TV and film production Sydney, Australia
Endemol Chile Holding S.L. (CHILE)		75.00%	74.77%	—	—	—	—	—	F	—
Holding company Santiago, Chile
Endemol Chile S.A. (CHILE)		60.00%	59.80%	—	—	—	—	—	F	—
TV production and related activities Santiago, Chile

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

	OWNERSHIP							GROSS
			TELEFÓNICA			INTERIM	PROFIT	CARRYING	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	AMOUNT	METHOD	CONSOLIDATION (10)

Endemol Andino SA (Colombia)		63.75%	63.60%	—	—	—	—	—	F	—
TV production and related activities Calle 63F # 32 -15 - Bogotá
Endemol España Holding, S.L. (SPAIN) (3)		75.00%	74.77%	—	47	—	—	—	F	—
Holding company Latorre & Asociados, Velazquez 21, 3º O, 28001 - Madrid
Gestmusic Endemol, S.A. (SPAIN) (3)		75.00%	74.77%	—	24	—	9	—	F	—
TV production and related activities Sta. Elionor 3, 08024 - Barcelona
Zeppelin Televison, S.A. (SPAIN) (3)		75.00%	74.77%	—	16	—	11	—	F	—
Development and production of audiovisual media Avda de Manoteras 18-6a Planta, 28050 - Madrid
Endemol India (INDIA)		75.00%	74.77%	—	—	—	—	—	F	—
Development and production of audiovisual media Mumbai, India
Endemol South East Asia (THAILAND)		75.00%	74.77%	—	—	—	—	—	F	—
Development and production of audiovisual media Bangkok, Thailand
Other shareholdings (1)		N/A	N/A	—	—	—	—	—	E	6
O2 plc (UK) (1) (6)	100.00%		100.00%	13	14,296	—	1,308	26,153	F	—
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Be Un Limited (Be) (UK) (1)		100.00%	100.00%	25	(31)	—	(6)	52	F	—
Internet services provider Wellington Street, Slough, SL1 1YP
mmO2 plc (UK) (1)		100.00%	100.00%	35	10,843	—	43	10,879	F	—
Holding company Wellington Street, Slough, SL1 1YP
O2 Holdings Ltd. (UK) (1)		100.00%	100.00%	15,738	(6,795)	—	154	11,677	F	—
Holding company Wellington Street, Slough, SL1 1YP
O2 (UK) Ltd. (UK) (1)		100.00%	100.00%	8,809	(862)	—	654	8,831	F	—
Wireless communications services operator Wellington Street, Slough, SL1 1YP
O2 (Germany) GmbH & Co. OHG (GERMANY) (1) (***)		100.00%	100.00%	12,099	(2,074)	—	(151)	5,629	F	—
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Tchibo Mobilfunk GmbH & Co. KG (GERMANY) (1)		50.00%	50.00%	16	(13)	—	1	8	P
Telecommunications equipment retailer Uberseering 18, Hamburg, Germany, D-22297

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

	OWNERSHIP							GROSS
			TELEFÓNICA			INTERIM	PROFIT	CARRYING	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	AMOUNT	METHOD	CONSOLIDATION (10)

O2 Communications (Ireland) Ltd. (IRELAND) (1)		100.00%	100.00%	97	569	—	167	1,727	F	—
Wireless communications services operator 28/29 Sir John Rogerson’s Quay, Dublin 2, Republic of Ireland
Airwave O2 Ltd. (UK) (1)		100.00%	100.00%	—	(166)	—	(12)	—	F	—
Wireless public emergency services operator Wellington Street, Slough, SL1 1YP
Manx Telecom Ltd. (ISLE OF MAN) (1)		100.00%	100.00%	12	51	—	19	17	F	—
Telecommunications service provider Isle of Man Business Park, Cooil Road, Braddan, Isle of Man IM99 IHX
The Link Stores Ltd. (UK) (1)		100.00%	100.00%	—	—	—	(14)	28	F	—
Telecommunications equipment retailer Wellington Street, Slough, SL1 1YP
Tesco Mobile Ltd. (UK) (1)		50.00%	50.00%	9	(18)	—	(3)	5	P	—
Wireless telephony services Tesco House, Delamare Road, Cheshunt Road, Hertfordshire, EN8 9SL
Telefonica O2 Czech Republic, a.s. (CZECH REPUBLIC) (1) (6) (11)	69.41%		69.41%	1,073	1,850	—	179	3,663	F	—
Telecommunications service provider Olsanska 55/5 - Prague 3, 130 34
Prvni Certifikacni Autorita, a.s. (CZECH REPUBLIC)		23.25%	16.14%	1	—	—	—	—	E	—
E-certification services Podvinný mlýn 2178/6 - Prague 9 Liben, 190 00
SPT Telecom Finance, B.V. (NETHERLANDS) (1)		100.00%	69.41%	—	—	—	—	—	F	—
Financing of other group companies Teleportboulevard 140 - Amsterdam 1043EJ, The Netherlands
Telefónica O2 Services, spol. s.r.o. (CZECH REPUBLIC) (1)		100.00%	69.41%	—	1	—	—	1	F	—
Telecommuications network and advisory services Bryksova818/48 - Prague 9
Czech Telecom Germany GmbH (GERMANY) (1)		100.00%	69.41%	—	1	—	—	1	F	—
Data transmission services Hanauer Landstrasse 300a, Frankfurt am Main 604 13, Germany
Czech Telecom Austria GmbH (AUSTRIA) (1)		100.00%	69.41%	—	—	—	—	—	F	—
Data transmission services Shuttleworthstrasse 4-8, Vienna 12310, Austria
Telefónica O2 Slovakia, s.r.o. (SLOVAK REPUBLIC) (1)		100.00%	69.41%	—	—	—	(8)	—	F	—
Data transmission services Kutlíkova 17, Bratislava 852 50
CenTrade, a.s. (CZECH REPUBLIC) (1)		100.00%	69.41%	1	—	—	—	20	F	—
E-commerce Olsanska 55/5 - Prague 3, 130 34

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

	OWNERSHIP							GROSS
			TELEFÓNICA			INTERIM	PROFIT	CARRYING	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	AMOUNT	METHOD	CONSOLIDATION (10)

Augustus, spool. S.r.o. (CZECH REPUBLIC) (1)		39.76%	27.60%	—	—	—	—	—	E	—
Consulting services Na zájezdu1935/5 - Prague 10 Vinohrady, 10100
Terra Lycos Holding, B.V. (NETHERLANDS)	100.00%		100.00%	—	—	—	—	—	C	—
Sale of software licences Koningslaan, 34. 1075 AD Amsterdam — Netherlands
Terra Lycos Intangibles, S.A. (SPAIN) (*) (**)	100.00%		100.00%	1	—	—	—	19	F	—
Internet service provider Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
LE Holding Corporation (USA)	100.00%		100.00%	—	—	—	—	48	F	—
Holding company Corporation Trust centre, 1209 Orange Street — Wilmington, Delaware
Lycos Europe, N.V. (NETHERLANDS) (3) (11)		32.10%	32.10%	3	123	—	7	48	E	42
Internet portal Richard Holkade 36, 2033 PZ Haarlem — Netherlands
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%		100.00%	—	—	—	—	10	F	—
Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	100.00%	—	—	—	—	12	F	—
Internet design, advertising and consulting Claudio Coello, 32, 1º ext. — Madrid
Terra Networks Asociadas, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	7	(22)	—	(6)	64	F	—
Holding company Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
Terra Business Travel, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	—	—	(1)	1	F	—
Travel agency Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
Maptel Networks, S.A.U. (SPAIN) (*) (**) (4)		100.00%	100.00%	3	(4)	—	—	2	F	—
Design, development, roll-out and sale of digital maps Plaza Santa María Soledad Torres Acosta, 1- 5º - 28004 Madrid
Educaterra, S.L. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	1	—	—	6	F	—
Vertical e-learning portal Paseo de la Castellana 141, Edificio Cuzco IV - 5[a] Planta, Madrid.
Azeler Automoción, S.A. (SPAIN) (**) (4) (6)		100.00%	100.00%	2	—	—	(1)	7	F	—
Motorcycle portal Paseo de la Castellana, 141 - Edificio Cuzco IV — Madrid
Red Universal de Marketing y Bookings Online, S.A. (SPAIN) (6)		50.00%	50.00%	1	(5)	—	4	8	E	—
Online travel agency Proción 1 y 3 La Florida - 28023 - Madrid
Inversis Networks, S.A. (SPAIN)		5.45%	5.45%	95	32	—	2	13	C	13
Telematic and IT systems and applications C/ Arrastacía, 13 . Poligono de las Mercedes. Madrid

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 181

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Terra Networks Marocs, S.A.R.L. (MOROCCO) (7)	100.00%		100.00%	—	—	—	—	—	C	—
Dormant company 332 Boulevard Brahim Roudani, Casablanca
Telefónica International Wholesale Services, S.L. (SPAIN) (*) (**) (1)	92.51%	7.49	100.00%	230	77	—	(9)	230	F	—
International services provider Gran Vía, 28 - 28013 Madrid
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)		100.00%	100.00%	383	(242)	—	(16)	383	F	—
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4 - Montevideo
Telefónica International Wholesale Services Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	19	(20)	—	—	19	F	—
Provision of high bandwidth communications services Paraguay, 1345 Piso 6 - Buenos Aires
Telefónica International Wholesale Services Brasil Participacoes, Ltd. (BRAZIL) (1)		100.00%	100.00%	47	(28)	—	(1)	47	F	—
Provision of high bandwidth communications services Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista
Telefónica International Wholesale Services Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of high bandwidth communications services Av. Brigadeiro Faria Lima, 1188 Piso 8º — San Pablo
Telefónica International Wholesale Services Chile, S.A. (CHILE) (1)		100.00%	100.00%	28	(14)	—	1	28	F	—
Provision of high bandwidth communications services Ricardo Lyon, 222 Piso 14 - Santiago, Chile
Telefónica International Wholesale Services Perú, S.A.C. (PERU) (1)		100.00%	100.00%	15	(14)	—	3	15	F	—
Provision of high bandwidth communications services Av. de la Floresta, 497 Piso 5 - San Borga
Telefónica International Wholesale Services USA, Inc. (USA) (1)		100.00%	100.00%	27	(24)	—	—	27	F	—
Provision of high bandwidth communications services 1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)
Telefónica International Wholesale Services Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	12	(6)	—	—	12	F	—
Provision of high bandwidth communications services Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Guatemala City
Telefónica International Wholesale Services Puerto Rico, Inc. (PUERTO RICO) (1)		100.00%	100.00%	18	(7)	—	—	18	F	—
Provision of high bandwidth communications services Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo
Telefónica International Wholesale Services Ecuador, S.A. (ECUADOR) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of high bandwidth communications services Distrito Metropolitano de Quito, Ecuador

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 182

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	700	1	—	41	1,343	F	—
Telecommunications service provider and operator Gran Vía, 28 - 28013 Madrid
Telefónica Datos de Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Telecommunications services
Avda. Las Palmas, 3º - 1050 Caracas
Telefónica Data Canadá, Inc. (CANADA)		100.00%	100.00%	—	—	—	—	—	I	—
Telecommunications services 44 Chipman Hill, 10th Floor — P.O. Box 7289 New Brunswick ESL 4S6
Telefónica Data Caribe (*) (**) (SPAIN)		10.00%
Telefónica USA Inc. (USA) (1)		100.00%	100.00%	—	50	—	(7)	151	F	—
Telecommunications services 1221 Brickell Avenue - 33131 Miami — Florida
Telefónica Data Caribe (*) (**) (SPAIN)		90.00%	100.00%	—	(2)	—	—	—	F	—
Global telecommunications services Beatríz de Bobadilla, 14 - 28040 Madrid
Ipse - 2000 (ITALY) (1)		4.08%
UMTS licence operator Piazza dei Caprettari, 70 - 00186 Rome
Telefónica Data Argentina, S.A. (ARGENTINA) (1) (9) (11)		97.92%	97.92%	25	8	—	—	35	F	—
Telecommunications service provider and operator Tucumán, 1 plta.18º - 1049 Buenos Aires
Telefónica Data Atlas, S.A. (MOROCCO) (8)		59.86%	59.86%	—	—	—	—	—	I	—
Telecommunications service provider and operator Tour Bmce, Rond Point Hassan II — Casablanca
Katalyx, Inc. (USA) (1)		100.00%	100.00%	99	(108)	—	—	5	F	—
Administrative management services 1221 Brickell Avenue — Miami, Florida
Adquira Mexico, S.A. de C.V. (MEXICO) (5)		50.00%	50.00%	8	(8)	—	—	4	E	—
E-commerce Boulevard Avila Camacho, 24 - Mexico D.F.
Katalyx Cataloguing Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	—	—	—	—	—	F	—
E-commerce and cataloging Rua Joaquim Floriano, 1052 - Sao Paulo
Mercador, S.A. (BRAZIL) (1)		54.00%	54.00%	10	(9)	—	—	13	E	1
E-commerce Rua Joaquim Floriano, 1052 - Sao Paulo

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 183

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	1,024	1,807	—	1,427	3,034	F	—
Provision of telecommunications services in Spain Gran Vía, 28 - 28013 Madrid
Telefónica S. de Informática y Comunicaciones de España, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	6	30	—	(20)	42	F	—
Telecommunications systems, networks and infrastructure engineering Sor Angela de la Cruz, 3 - Pl. 9[a] - 28020 Madrid
Telefónica Mobile Solutions Chile, S.A.C. (CHILE)		N/D	N/D	—	—	—	—	—	F	—
Equipment and systems engineering activities Avda. Seminario, 15 - Providencea — Santiago, Chile
Telefónica Soluciones de Outsourcing, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	1	—	—	—	1	F	—
Network management and marketing Goya, 4 - 28001 Madrid
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	14	(3)	—	—	11	F	—
Communications and IT business consulting services Doctor Esquerdo 61, 28007
Interdomain, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	—	1	—	—	1	F	—
Internet resources operator Doctor Esquerdo 61, 28007
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN)		50.00%	50.00%	—	—	—	—	—	E	—
Provision of consulting services, installation and telecommunications services Parque industrial y de servicios de Mairena del Aljarafe — Seville
Portel Servicios Telemáticos, S.A. (SPAIN) (1)		49.00%	49.00%	3	—	—	—	1	E	2
Port systems engineering and telecommunications Centro de Carga del Aeropuerto Madrid- Barajas. Ed. Servicios Generales Pl 2 Of. 246. Madrid
Ceuta Innovación Digital, S.L. (SPAIN)		40.00%	40.00%	—	—	—	(5)	—	E	—
Communications network installation and maintenance Pº Revellín, 24 - 51001 Ceuta
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		5.00%	33.33%	1	2	—	—	1	E	1
Technology services outsourcing Manuel Ferrero, 13 - 28036 Madrid
Tecnología e Ingeniería de Sist. y Servicios Avanzados de Telec., S.A. (TISSAT) (SPAIN) (2)		33.33%	33.33%	1	2	—	—	—	E	1
Advanced services systems engineering and marketing Avda Leonardo Da Vinci, 5 Parque Tecnológico de Paterna- 46980 Paterna, Valencia
SEMCA (SPAIN)		30.77%	30.77%	1	—	—	—	—	I	—
Emergency telephone service in Cantabria Casimiro Sainz, 4 - Santander
Barcelona Emprend, S.A. (SPAIN)		5.17%	5.17%	3	(1)	—	—	—	I	—
Promotion of non-financial companies C/ Llacuna, 162 - Barcelona

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 184

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Barcelona Ventures, S.G.E.C.R. (SPAIN)		5.17%	5.17%	3	—	—	—	—	I	—
Promotion of non-financial companies C/ Llacuna, 162 - Barcelona
Foment Ciutat Vella, S.A. (SPAIN)		5.17%	5.17%	6	1	—	—	—	I	—
Urban projects C/ Pintor Fortuny, 17-19 - Barcelona
Euroinfomarket, S.A. (SPAIN)(1)		5.00%	5.00%	2	(1)	—	(1)	—	I	—
Design and development of internet-based IT products Calle Guardía Civil-Esc, 1-1º-2º Valencia
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN) (*) (**) (1)		100.00%	100.00%	3	13	—	(4)	12	F	—
Promotion, marketing and distribution of telephone and telematic equipment and services C/ Josefa Valcarcel, 3-5 - 28027 Madrid
Telyco Marruecos, S.A. (MOROCCO) (1)		54.00%	54.00%	1	1	—	1	—	F	—
Promotion, marketing and distribution of telephone services 4, Lotissement la Colline, 1,B. Sidi Maarouf — Casablanca
Telefónica Telecomunicaciones Públicas, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	1	86	—	(17)	64	F	—
Installation of public telephones Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid
Telefónica Salud, S.A. (SPAIN)		51.00%	51.00%	—	—	—	—	—	F	—
management and operation of telcommunications and public television services Avda. de Pirineos, 9 - Nave Industrial 15 - San Sebastián de los Reyes — Madrid
Adquira Spain, S.A. (SPAIN) (2)	20.00%	20.00%	40.00%	2	4	—	1	9	E	2
E-commerce Goya, 4, 4[a] planta — Madrid
Other shareholdings		N/A	N/A	—	—	—	—	1	I	1
Iberbanda, S.A. (SPAIN) (5)		51.00%	51.00%	20	74	—	(81)	17	F	—
Broadband telecommunications operator Julián Camarillo, 29 B - 28037 Madrid
Iberbanda Inversiones, S.A. (SPAIN)		100.00%	51.00%	—	—	—	—	—	F	—
Telefónica Cable, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	3	(25)	—	(3)	30	F	—
Cable telecommunication services provider Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Cable Menorca, S.A. (SPAIN) (*) (**)		100.00%	100.00%	1	—	—	—	1	F	—
Cable television systems and value-added services Santiago Ramón y Cajal, 13 - Mahón — Menorca
Telefónica Cable Galicia, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	1	—	—	—	1	F	—
Cable television systems and value-added services Ronda de Outerio, 1-3 - A Coruña

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 185

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica Media Internacional y de Contenidos USA, Inc. (USA) (8)	100.00%		100.00%	—	—	—	—	—	I	—
Provision of media services in the USA 1221 Brickell Av. — Miami
Telefónica (USA) Advisors, Inc. (USA) (8)	100.00%		100.00%	—	—	—	—	1	I	1
All the activities permitted by Delaware State law 1013 centre Road, Wilmington — County of Newcastle — Delaware 19805
Taetel, S.L. (SPAIN) (*) (**)	100.00%		100.00%	28	6	—	1	28	F	—
Acquisition, ownership and disposal of shares and stakes in other companies Beatríz de Bobadilla, 3 — 28040 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	17	—	—	—	17	F	—
Holding and operation of aircraft and aircraft lease. Gran Vía, 28 — 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	1	(4)	—	(1)	4	F	—
Security services and systems Condesa de Venadito, 1 — 28027 Madrid
Telefónica Engenharia de Segurança (BRAZIL) (2)		99.99%	99.99%	3	(5)	—	(1)	3	F	—
Security services and systems Rua Haddock Lobo, 337 2º andar, conjunto 21 — 01414-001 — Sao Paulo
Telefónica Ingeniería de Seguridad México, S.A. de C.V. (MEXICO) (2)		65.00%	65.00%	1	(1)	—	1	1	F	—
Security services and systems Mexico City, Mexico D.F.
Telefónica Ingeniería de Seguridad de Argentina, S.A. (ARGENTINA)		100.00%	100.00%	—	—	—	—	—	F	—
Security services and systems Buenos Aires
Telefónica Capital, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	7	49	—	14	18	F	—
Finance company Gran Vía, 28 — 28013 Madrid
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3)		70.00%	70.00%	16	30	—	11	22	F	—
Administration of pension funds Pedro Teixeira nº 8 — 3[a] P. — 28020 Madrid
Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	2	7	—	8	2	F	—
Administration and representation of collective investment institutions Pedro Teixeira nº 8 — 3[a] P. — 28020 Madrid
Fonditel Valores, Agencia de Valores, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	3	1	—	—	3	F	—
Investment services Pedro Teixeira nº 8 — 3[a] P. — 28020 Madrid
Catalana D’Iniciatives, C.R. , S.A. (SPAIN)		5.99%	5.99%	—	—	—	—	4	I	4
Promotion of non-financial companies Passeig de Gracia, 2 — 2ºB — 08007 Barcelona
Ateseco Comunicación, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	6	42	—	1	108	F	—
Holding company C/ Gran Vía, 28 — 28,013 Madrid

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 186

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Atento N.V. (NETHERLANDS) (1) (6)	91.35%		91.35%	—	48	—	57	303	F	—
Telecommunications service provider Locatellikade, 1 - 1076 AZ Amsterdam
Woknal, S.A. (URUGUAY) (1)		100.00%	91.35%	—	—	—	—	—	F	—
Provision of call-centre services Montevideo — Uruguay
Centro de Contacto Salta, S.A. (ARGENTINA) (1)		100.00%	91.35%	—	—	—	—	—	F	—
Provision of call-centre services Buenos Aires
Mar de Plata Gestiones y Contactos, S.A. (ARGENTINA) (1)		100.00%	91.35%	—	—	—	—	—	F	—
Provision of call-centre services Mar de Plata, province of Buenos Aires
Microcentro de Contacto, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of call-centre services Teniente Juan Domingo Perón, 646 piso 1º Buenos Aires
Córdoba Gestiones y Contacto, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of call-centre services Rosario de Santa Fe 187, Córdoba
Procesos Operativos, S.A. (SPAIN) (1)		100.00%	91.35%	—	—	(1)	1	1	F	—
Provision of telematic services (telemarketing, help line and call-centre activities in general) Isla Sicilia, 3 - 28034 Madrid
Atento Teleservicios España, S.A. (SPAIN) (1)		100.00%	91.35%	1	44	(20)	4	24	F	—
Direct marketing promotion, marketing and market research services Santiago de Compostela, 94 - 7[a] - 28035 Madrid
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (1)		100.00%	91.35%	—	1	—	—	—	F	—
Temporary employment agency Príncipe de Vergara,28 Madrid
Atento Servicios Técnicos y Consultoría, S.L. (SPAIN) (1)		100.00%	91.35%	—	—	—	1	—	F	—
Study, development and execution of projects and system-related services Santiago de Compostela, 94 - 7[a] - 28035 Madrid
Servicios Integrales de Asistencia y Atención, S.L. (SPAIN) (1)		100.00%	91.35%	—	—	—	—	—	F	—
Management of specialised employment centres for disabled workers Santiago de Compostela, 94 - 7[a] - 28035 Madrid
Atento Brasil, S.A. (BRAZIL) (1)		100.00%	91.35%	164	(59)	(8)	28	196	F	—
Provision of call-centre services Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 Sao Paulo
Atento Puerto Rico, Inc. (PUERTO RICO) (5)		100.00%	91.35%	5	2	(1)	(1)	8	F	—
Provision of call-centre services Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968
Atento Colombia, S.A. (COLOMBIA) (5)		100.00%	91.35%	1	4	—	2	5	F	—
Provision of call-centre services Santa Fé, Bogotá

(*) Companies included in the 2005 consolidated tax statement
(**) Companies included in the 2006 consolidated tax statement

F 187

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Atento Maroc, S.A. (MOROCCO) (1)		100.00%	91.35%	4	(2)	—	1	4	F	—
Provision of call-centre services Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun — Casablanca
Atento Venezuela, S.A. (VENEZUELA) (1)		100.00%	91.35%	4	2	(1)	7	9	F	—
Provision of call-centre services Caracas D.F.
Atento Centroamérica, S.A. (GUATEMALA) (1)		100.00%	91.35%	11	(6)	—	—	12	F	—
Provision of call-centre services 14 Calle 3-51 Zona 10 Edificio Murano centre 18 Nivel — Departamento de Guatemala
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		7.41%	91.35%	3	—	—	2	3	F	—
Provision of call-centre services San Salvador
Atento de Guatemala, S.A. (GUATEMALA) (1)		100.00%	91.35%	11	(3)	—	3	11	F	—
Provision of call-centre services Guatemala City
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		92.59%
Atento Holding Chile, S.A, (CHILE) (1)		100.00%	91.35%	27	15	(6)	—	30	F	—
Holding company Santiago
Atento Argentina, S.A. (ARGENTINA) (1)		100.00%	91.35%	14	(13)	—	(2)	21	F	—
Provision of call-centre services Avda. de Mayo, 645 P.1º — Buenos Aires
Atento Chile, S.A. (CHILE) (1)		71.16%	77.95%	16	10	(16)	10	11	F	—
Provision of call-centre services Diagonal Paraguay, 386 — Santiago, Chile
CTC Marketing e Informaciones, S.A. (NEXCOM) (CHILE) (1)		100.00%	77.95%	2	(1)	—	—	1	F	—
Provision of call-centre services Santiago, Chile
Atento Educación, Ltda. (CHILE) (1)		100.00%	77.95%	—	—	—	—	—	F	—
Provision of call-centre services Santiago, Chile
Atento Recursos, Ltda. (CHILE) (1)		100.00%	77.95%	—	—	—	—	—	F	—
Provision of call-centre services Santiago, Chile
Teleatento del Perú, S.A.C. (PERU) (1)		70.00%	93.40%	4	1	(3)	6	11	F	—
Provision of call-centre services C/ Jiron Camaná, 654 — 01 Lima
Atento Italia, S.R.L. (ITALY) (8)		100.00%	91.35%	—	(2)	—	—	6	F	—
Provision of call-centre services Via Lamaro, edif. D/2 — Rome

(*) Companies included in the 2005 consolidated tax statement
(**) Companies included in the 2006 consolidated tax statement

F 188

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Atento Mexicana, S.A. De C.V. (MEXICO) (1)		100.00%	91.35%	5	6	(7)	11	4	F	—
Provision of call-centre services Mexico City
Atento Atención y Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	91.35%	—	—	—	—	—	F	—
Provision and receipt of all manner of administrative, professional and consultation services Mexico City
Atento Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	91.35%	—	1	—	—	—	F	—
Provision of call-centre services Mexico City
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3)	100.00%		100.00%	6	70	—	2	6	F	—
Telecommunications research activities and projects Emilio Vargas, 6 — 28043 Madrid
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V. (MEXICO) (5)		100.00%	100.00%	—	1	—	—	—	F	—
Telecommunications research activities and projects Prol. Paseo de la Reforma, 1.200 — P.5 — 05348 Col. Santa Fe Cruz Manca D.F. Mexico
Telefônica Pesquisa e Desenvolvimento do Brasil (BRAZIL) (4)		99.99%	99.99%	—	2	—	—	—	F	—
Telecommunications research activities and projects Rua Brigadeiro Galvao, 291 — 7º Andar — 01151-000 Sao Paulo
Communicapital Inversiones, S.A.U. (SPAIN)	100.00%		100.00%	6	(62)	—	17	6	I	6
Global telecommunications fund Gran Vía, 28 — 28013 Madrid
Comet, Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	5	1	—	—	13	F	—
Promotion of business initiatives and holding of real estate assets Villanueva, 2 duplicado planta 1[a] Oficina 23 — 28001 Madrid
Cleon, S.A. (SPAIN) (3)		50.00%	50.00%	8	(1)	—	—	4	E	4
Real estate development Villanueva, 2 duplicado planta 1[a] Oficina 23 — 28001 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBURG) (1)	99.97%	0.03%	100.00%	4	172	—	12	3	F	—
Reinsurance 6D, route de Trèves, L-2633 Senningerberg, Luxemburg
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16.67%	83.33%	100.00%	—	1	—	2	—	F	—
Distribution, promotion or preparation of insurance contracts, operating as a broker Avda. General Perón, 38 Master II — 17[a] P.— 28020 Madrid
Pléyade Perú Corredores de Seguros, S.A.C. (PERU) (5)		99.93%	100.00%	—	—	—	—	—	F	—
Insurance broker Lima
Pléyade Argentina, S.A. (ARGENTINA) (5)		99.80%	99.80%	—	—	—	—	—	F	—
Insurance broker Buenos Aires
TGP Brasil Corretora de Seguros e Resseguros, Ltda. (BRAZIL) (4)		99.90%	99.90%	—	—	—	—	—	F	—
Insurance broker Rua do Livramento, 66 — Bloco A, 1º andar — 04008-030 — Sao Paulo
Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V. (MEXICO) (5)		99.50%	99.50%	—	—	—	—	—	F	—
Insurance broker San Pedro Garza García — Nuevo León

(*) Companies included in the 2005 consolidated tax statement
(**) Companies included in the 2006 consolidated tax statement

F 189

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Pléyade Chile, S.A. (CHILE)		100.00%	100.00%	—	—	—	—	—	F	—
Insurance broker Santiago, Chile
Altaïr Assurances, S.A. (LUXEMBURG) (1)		100.00%	100.00%	6	—	—	—	6	F	—
Direct insurance transactions 6DRoute de Trèves L-2633 — Senningerberg
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (*) (**) (1)	94.67%	5.33%	100.00%	204	34	—	13	216	F	—
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II — 17[a] P.— 28020 Madrid
Other shareholdings	N/A	N/A	N/A	—	—	—	—	2	I	2
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (1)	100.00%		100.00%	3	13	—	5	13	F	—
Integrated cash management, consulting and financial support for Group companies Gran Vía, 30 — 4[a] Plta. — 28013 Madrid
Telefónica Finanzas Perú, S.A.C. (PERU) (1)	100.00%		100.00%	3	—	—	—	3	F	—
Integrated cash management, consulting and financial support for Group companies Lima
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100.00%		100.00%	—	—	—	1	—	F	—
Integrated cash management, consulting and financial support for Group companies Boulevard Manuel Avila Camacho, 24 — 16[a] Plta. — Lomas de Chapultepec — 11000 Mexico D.F.
Telfisa Global, B.V. (NETHERLANDS)	100.00%		100.00%	1	—	—	—	1	F	—
Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Venturini España, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	3	1	—	—	4	F	—
Printing, graphic arts and direct marketing Avda. de la Industria, 17 Tres Cantos — 28760 Madrid
Venturini, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	—	—	—	—	—	F	—
Direct marketing Vía Augusta, 117, 2º 1[a] — 08006 Barcelona
Communicapital Gestión, S.A.U. (SPAIN) (*) (**)	100.00%		100.00%	—	—	—	—	—	F	—
Global telecommunications fund Gran Vía, 28 — 28013 Madrid
Telefónica Participaciones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	—	—	—	—	—	F	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 — 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	—	(5)	—	—	—	F	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 — 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS) (1)	100.00%		100.00%	—	7	(2)	4	—	F	—
Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telefónica Finance USA, L.L.C. (USA) (1)		0.01%	0.01%	2,000	—	(84)	84	—	F	—
Financial intermediation Corporation Trust centre, 1209 Orange street — Wilmington/New Castle County — Delaware

(*) Companies included in the 2005 consolidated tax statement
(**) Companies included in the 2006 consolidated tax statement

F 190

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica Internacional USA Inc. (USA)	100.00%		100.00%	—	—	—	—	—	F	—
1221 Brickell Avenue suite 600 - 33131 Miami — Florida
Telefónica B2B Licencing, Inc. (USA) (1)	100.00%		100.00%	—	(7)	—	(1)	—	F	—
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (4) (6) (9)	100.00%		100.00%	8	7	—	6	24	F	—
Provision of management and administration services Gran Vía, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (4)	4.99%	95.00%	99.99%	—	—	—	—	—	F	—
Provision of management and administration services Av. Ing. Huergo 723 PB — Buenos Aires
Cobros Serviços de Gestao, Ltda. (BRAZIL) (4)		99.33%	99.33%	—	—	—	—	—	F	—
Provision of management and administration services Avenida Paulista, 1.106 - 7º andar — Bela Vista — Sao Paulo
Telefónica Servicios Integrales de Distribución, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	2	4	—	3	1	F	—
Provision of mail, directories and courier services C/ Gran Vía, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos Mexico, S.A. de C.V. (MEXICO) (4) (6)		100.00%	100.00%	3	—	—	—	1	F	—
Provision of management and administration services Prolongación Reforma 1200, Colonia Santa Cruz Manca, Delegación Cuajimalpa, Mexico D.F. 05348
Telefónica Gestión de Servicios Compartidos de El Salvador, S.A. de C.V.
(EL SALVADOR) (4)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of management and administration services 63 Avda. Sur y Alameda Roosevelt-Ctro F Gigante Torre B n 10, San Salvador
Telefónica Gestión de Servicios Compartidos de Guatemala, S.A. (GUATEMALA) (4)		100.00%	100.00%	—	—	—	—	—	F	—
Business management and advisory services Boulevard Los Proceres, Edificio Ibero, Plaza 20-09, Zona 10, Guatemala
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (4)		99.99%	99.99%	5	—	—	1	3	F	—
Provision of management and administration services Avenida Paulista, 1.106 - 7º andar — Bela Vista — Sao Paulo
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (4) (6)		100.00%	100.00%	—	—	—	1	2	F	—
Provision of management and administration services Shell, 310 - Miraflores — Lima
Telefónica Centros de Cobro Perú, S.A.C. (PERU) (4)		100.00%	100.00%	—	—	—	—	1	F	—
Provision of third-party collection services Shell, 310 - Miraflores — Lima
Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	2,839	9,218	(5,700)	1,181	8,132	F	—
Investment in the telecommunications industry abroad C/ Gran Vía, 28 - 28013 Madrid
Colombia Telecom, S.A. ESP (COLOMBIA) (1)		52.03%	52.03%	309	(477)	—	(42)	304	F	—
Communications services operator Bogotá, Colombia
Sao Paulo Telecomunicaçoes Holding, Ltda. (BRAZIL) (1)		100.00%	100.00%	1,668	(222)	(105)	91	2,533	F	—
Holding company Rua Martiniano de Carvalho, 851 20º andar, parte, Sao Paulo

(*) Companies included in the 2005 consolidated tax statement
(**) Companies included in the 2006 consolidated tax statement

F 191

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telecomunicaçoes de Sao Paulo, S.A. — TELESP (BRAZIL) (1) (11)		87.95%	87.95%	2,329	1,400	(1,111)	1,104	1,571	F	—
Wireline telephony operator in Sao Paulo Sao Paulo
Telefónica del Perú, S.A.A. (PERU) (1) (11)	0.15%	98.03%	98.18%	612	38	—	49	1,140	F	—
Operator of local, domestic and international long distance telephony services in Peru Avda. Arequipa, 1155 Santa Beatríz — Lima
Atento Perú, S.A.C. (PERU) (1)		30.00%
Telefonica International Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	416	325	—	30	417	F	—
Holding company
Telefónica Chile Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	—	30	—	(4)	121	F	—
Holding company
Telefónica Internacional de Chile, S.A. (CHILE) (1)		100.00%	100.00%	12	1,029	—	24	29	F	—
Holding company
Telefónica Chile, S.A. (CHILE) (1) (11)		44.89%	44.89%	1,121	(222)	(33)	75	578	F	—
Operator of local, long distance and international telephony services in Chile Avenida Providencia, 127-A Santiago, Chile
Telefónica Gestión de Servicios Compartidos Chile, S.A. (CHILE) (1)		44.89%	44.89%	1	—	—	—	1	F	—
Provision of management and administration services Avda. Providencia, 111-piso 22. Comuna de Providencia. Santiago, Chile
Atento Chile, S.A. (CHILE) (1) (6)		30.00%
Compañía Internacional de Telecomunicaciones, S.A. (ARGENTINA) (1)		99.98%	99.98%	132	(355)	—	28	673	F	—
Holding company Av. Ingeniero Huergo, 723, PB — Buenos Aires
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1) (11)		99.96%	99.96%	546	(608)	—	21	1,476	F	—
Holding company Tucumán, 1 P-17 Buenos Aires
Telefónica de Argentina, S.A. (ARGENTINA) (1) (11)		98.03%	98.03%	208	(188)	—	139	516	F	—
Telecommunications service provider Av. Ingeniero Huergo, 723, PB — Buenos Aires
Compañía Anónima Nacional de Teléfonos de Venezuela, C.A. (CANTV) (VENEZUELA) (1) (11)		6.92%	6.92%	—	—	—	—	205	I	116
Telecommunications service provider Avenida Libertador, Centro Nacional de Telecomunicaciones, Piso 1 - 1226 Caracas
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98.00%	98.00%	127	(50)	—	(16)	119	F	—
Telecommunications service operator Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo — Puerto Rico
China Netcom Group Corporation (Hong Kong) Limited (CHINA) (11)		5.00%	5.00%	—	—	—	—	675	I	675
Telecommunications service operator
Other shareholdings		N/A	N/A	—	—	—	—	—	I	150
Terra Networks Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	—	(3)	—	(1)	—	F	—
Development of internet in Venezuela Avda. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes, Caracas

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 192

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Terra Networks Perú, S.A. (PERU) (1)		99.99%	99.99%	2	3	—	1	4	F	—
Internet and portal services provider Los Sauces, 374 - Torre Roja — San Borja — Lima
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO) (1) (6)		100.00%	100.00%	58	(57)	—	(3)	12	F	—
Holding company Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, Mexico
Terra Networks Mexico, S.A. De C.V. (MEXICO) (1) (6)		99.99%	99.99%	3	(3)	—	(1)	2	F	—
ISP, portal and real-time financial information services Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, Mexico
Telefónica Interactiva Brasil , Ltda. (BRAZIL) (1) (6)		100.00%	100.00%	372	(307)	—	3	34	F	—
Holding company Rua Martiniano de Carvalho, 851 20º andar, parte, Sao Paulo
Terra Networks Brasil, S.A. and subsidiarias (BRAZIL) (1) (6)		100.00%	100.00%	319	(314)	—	3	72	F	—
ISP and portal Rua General Joao Manoel, 90 - Porto Alegre — Rio Grande do Sul
Terra Networks Chile Holding Limitada (CHILE) (1) (6)		99.99%	99.99%	75	(51)	—	2	41	F	—
Holding company Avda. Vitacura, 2736. Las Condes — Santiago, Chile
Terra Networks Chile, S.A. (CHILE) (1)		100.00%	99.99%	42	(41)	—	2	—	F	—
Internet and portal services provider Avda. Vitacura, 2736. Las Condes — Santiago, Chile
Terra Networks Guatemala, S.A. (GUATEMALA) (1) (6)		100.00%	100.00%	10	(12)	—	(1)	1	F	—
ISP and portal C/ Diagonal, 6 Edificio Las Margaritas II — Guatemala City
Terra Networks El Salvador, S.A. (EL SALVADOR) (1)		99.99%	99.99%	2	(2)	—	—	—	F	—
Internet and portal in general 63 Ave. Sur y Alameda Roosvelt, Centro Fin. Gigante Torre de San Salvador
Terra Networks Honduras, S.A. (HONDURAS)		99.99%	99.98%	—	—	—	—	—	F	—
Internet and portal in general Honduras
Terra Networks Costa Rica, S.A. (COSTA RICA) (1)		99.99%	99.97%	—	—	—	—	—	F	—
Internet and portal in general Curridabat, Edificio Domus Plaza, 2[a] Planta Oficina 2 - San José
Terra Networks Nicaragua, S.A. (NICARAGUA)		99.99%	99.96%	—	—	—	—	—	F	—
Internet portal Nicaragua
Terra Networks Panamá, S.A. (PANAMA) (1)		99.99%	99.95%	—	(2)	—	—	—	F	—
Internet portal Harry Eno y Piloto, Posada Edificio El Educador — Coopeduc — Bethania
Terra Networks USA, Inc. and subsidiaries (USA) (1) (6)		100.00%	100.00%	—	7	—	(1)	16	F	—
Internet portal 1201 Brickell Avenue, Suite 700, Miami — Florida 33131
Terra Networks Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	1	—	—	2	F	—
Internet and portal services provider Ingeniero Huergo., 723 Piso 17 - Buenos Aires

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 193

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Terra Networks Colombia , S.A. (La Ciudad.com) (COLOMBIA) (1)		99.99%	99.99%	—	—	—	(1)	2	F	—
Internet and portal in general Diagonal 97, Nº 17-60, Oficina 402. Bogotá D.C., Colombia
Brasilcel, N.V. (NETHERLANDS) (5)	50.00%		50.00%	—	4,940	—	(1,028)	2,179	P	—
Joint Venture and holding company for wireless communications services Strawinskylaan 3105 - 1077ZX — Amsterdam
Tagilo Participaçoes, Ltda. (BRAZIL) (5)		99.99%	50.00%	125	6	—	(3)	—	P	—
Ownership of intellectual and industrial property Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo
Sudestecel Participaçoes, S.A. (BRAZIL) (5)		100.00%	50.00%	685	(41)	—	(113)	—	P	—
Holding company Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo
Avista Participaçoes Ltda. (BRAZIL) (5)		99.99%	50.00%	219	(15)	—	(28)	—	P	—
Holding company Rua da Consolação, 247 - 6º andar / sala 57-F São Paulo — SP
Telefónica Brasil Sul Celular Participaçoes, S.A. (BRAZIL) (5)	1.12%	96.27%	49.25%	208	24	—	22	1	P	—
Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
Ptelecom Brasil, S.A. (BRAZIL) (5)		100.00%	50.00%	938	(548)	—	(591)	—	P	—
Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Portelcom Participaçoes, S.A. (BRAZIL) (5)		100.00%	50.00%	1,258	(281)	—	(353)	—	P	—
Holding company Av Brigadeiro Faria Lima, 2277, 15[a] andar, Conj1503, Jardin Paulistano, Sao Paulo
VIVO Brasil Comunicaçoes (BRAZIL) (5)		100.00%	50.00%	—	—	—	—	—	P	—
Wireless communications services operator Rua José Bonifacio, 245, Bon Fim, Porto Alegre — Rio Grande Do Sul
Vivo Participaçoes, S.A. (BRAZIL) (5) (11)		62.94%	31.44%	2,254	698	—	79	—	P	—
Holding company Rua Silveria Martins, no. 1036, Cabula, Salvador- Bahia
VIVO S.A. (BRAZIL) (5)		100.00%	31.44%	2,007	733	—	58	—	—	—
Wireless services operator Av. Higienópolis, nº1635, Curitiba Parana
Tele Centro Oeste IP, S.A. (BRAZIL) (5)		100.00%	31.44%	4	(4)	—	(4)	—	P	—
Wireless services operator AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia, DF
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1)	100.00%		100.00%	142	—	—	(83)	161	F	—
Holding company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (1)		99.08%	99.08%	32	1	—	(11)	—	F	—
Provision of wireless and international long distance communications services Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Multiservicios, S.A. de C.V. (EL SALVADOR) (1)		77.50%	76.79%	7	—	—	(3)	—	F	—
Cable modem services operator Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 194

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica Móviles Centroamérica, S.A. de C.V. (EL SALVADOR) (3)		100.00%	99.08%	1	—	—	—	—	F	—
Operational company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 — San Salvador
Telefónica El Salvador, S.A. de C.V. (EL SALVADOR) (3)		100.00%	99.08%	—	—	—	—	—	F	—
Operational company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 — San Salvador
Cellular Holdings (Central America), Inc. (Virgin Islands)	100.00%		100.00%	—	—	—	—	38	—	—
Dormant company Palm Grove House, PO Box 438, tortola, BVI
Guatemala Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	5	(5)	—	—	29	F	—
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
TMG (BVI) Holdings, Ltd. (BRITISH VIRGIN ISLANDS) (7)		64.33%	64.33%	—	—	—	—	—	F	—
Holding company Palm Grove House, PO Box 438, tortola, BVI
Centram Communications, LP (BRITISH VIRGIN ISLANDS) (7)		100.00%	78.60%	—	—	—	—	—	F	—
Holding company Palm Grove House, PO Box 438, tortola, BVI
TCG Holdings, S.A. (GUATEMALA) (1)	100.00%		100.00%	210	(1)	—	—	239	F	—
Holding company Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 — Guatemala City
Telefónica Móviles Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	313	(183)	—	(3)	—	F	—
Provision of wireless, wireline and radio paging communications services Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 — Guatemala City
Infraestructura Internacional, S.A. (GUATEMALA)		70.00%	70.00%	—	—	—	—	—	F	—
Telecommunications and paging service provider 5[a] Avenida 7-76, Zona 10 — Guatemala City
PageMart de Centroamérica		30.00%	30.00%	—	—	—	—	—	I	—
Operational company Bulevar Los Próceres 5-56 Zona 10 — Univentro Nivel 11, Guatemala City
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	423	439	(440)	2,092	5,775	F	—
Wireless communications services provider Plaza de la Independencia, 6 — Pta. 5 — 28001 Madrid
Spiral Investments, B.V. (NETHERLANDS) (1)		100.00%	100.00%	39	(38)	—	—	—	F	—
Holding company Strawinskylaan 3105 — 1077ZX — Amsterdam
3G Mobile AG (SWITZERLAND) (9)		100.00%	100.00%	—	—	—	—	—	F	—
Wireless telephony operator Bahnhofplatz 4, 8001 Zurich
MobiPay España, S.A. (SPAIN)		13.36%	13.36%	4	7	—	(3)	—	E	1
Provision of payment services through wireless telephony Avda. Europa, 20 — Alcobendas — Madrid
TLD Top Level Domain Ltd. (IRELAND) (7)		5.00%	5.00%	—	—	—	—	—	I	1
Solivella Investment, B.V. (NETHERLANDS) (1)		100.00%	100.00%	881	(1,648)	—	11	—	F	—
Holding company Strawinskylaan 3105 — 1077ZX — Amsterdam

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 195

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Ipse 2000, S.p.A. (ITALY)		45.59%	49.67%	13	(584)	—	(1,250)	—	E	—
Installation and operation of 3G wireless communications systems Piazza dei Capprettari, 70 — Rome
Group 3G UMTS Holding, GmbH (GERMANY) (1)		57.20%	57.20%	250	(1,016)	—	(42)	—	F	—
Network development and provision of 3G telecommunications services Alois-Wolfmüller-Str. 8 80939 Munich
Quam, GmbH (GERMANY) (1)		100.00%	57.20%	250	—	—	(7)	—	F	—
UMTS services provider Alois-Wolfmüller-Str. 8 80939 Munich
Opco Mobile Services GmbH (GERMANY) (1)		100.00%	57.20%	—	—	—	—	—	F	—
UMTS services provider Alois-Wolfmüller-Str. 8 80939 Munich
Médi Telecom, S.A. (MOROCCO) (1)		32.18%	32.18%	791	(660)	—	22	—	E	59
Wireless communications services provider Twin centre, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca
Terra Mobile Brasil, Ltd. (BRAZIL) (7)		100.00%	100.00%	6	(6)	—	—	—	F	—
Dormant company 22º ANDAR 17 — Bairro ou Distrito FLAMENGO, Rio de Janeiro
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN)		43.69%	43.69%	6	(2)	—	(2)	—	E	1
Research, development and commercial operation of wireless services and applications. Avda. Diagonal, 640 — Barcelona
Simpay, Ltd. (UK)	25.00%		25.00%	—	—	—	—	—	I	—
Payment services through wireless telephony 62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (SPAIN) (7)	100.00%		100.00%	—	—	—	—	—	I	—
Dormant company José Abascal — Madrid
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%		100.00%	191	(108)	—	(79)	110	F	—
Ownership of shareholdings in wireless operators in Puerto Rico Metro Office Park Calle Edificio # 17, Suite 600 — 00968 Guaynabo
Newcomm Wireless Services, Inc. (PUERTO RICO)		1.96%	1.96%	—	—	—	—	—	I	48
Wireless operator
OMTP Limited (Open Mobile Terminal Platform) (UK) (7)	2.04%		2.04%	—	—	—	—	—	I	—
MobiPay Internacional, S.A. (SPAIN)	50.00%		50.00%	12	(8)	—	(1)	5	P	—
Provision of payment services through wireless telephony Avenida de Europa 20, Alcobendas, Madrid
Telefónica de Centroamérica, S.L. (SPAIN) (7)	100.00%		100.00%	1	—	—	—	1	I	1
Dormant company Gran Vía, nº 28, Madrid
Telefónica Móviles Holding Uruguay, S.A. (URUGUAY) (7)	100.00%		100.00%	27	—	—	(1)	26	F	—
Dormant company Plza de la Independencia 8, planta baja, Montevideo
Wireless Network Ventures (BAHAMAS)		100.00%	100.00%	—	—	—	—	—	F	—
Holding company Palm Grove House, PO Box 438, tortola, BVI

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 196

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%		100.00%	1,636	(1,694)	—	(773)	1,176	F	—
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	—	6	—	2	—	F	—
Integrated cash management, consulting and financial support for Group companies Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	112	(13)	—	(70)	—	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Movitel de Noroeste, S.A. de C.V. (MEXICO) (1)		90.00%	90.00%	16	2	—	(29)	—	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Moviservicios, S.A. de C.V. (MEXICO) (1)		99.99%	99.99%	2	1	—	—	—	F	—
Technical, administrative, consultancy, advisory and supervision services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefonía Celular del Norte, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	35	(102)	—	(15)	—	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Celular de Telefonía, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	28	(132)	—	(70)	—	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Enlaces del Norte, S.A. de C.V. (MEXICO) (1)		94.90%	94.90%	—	(10)	—	18	—	F	—
Head of Mexican telecommunications group Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.(MEXICO) (1)		100.00%	97.40%	1	(7)	—	37	—	F	—
Basic domestic and international long distance telephone services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	820	(2,137)	—	(633)	—	F	—
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	660	(1,298)	—	50	—	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso PCS, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	12	(699)	—	(458)	—	F	—
Provision of telecommunications services in Mexico Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	3	(1)	—	(4)	—	F	—
Provision of administrative services to subsidiaries Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Activos Para Telecomunicación, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	—	(95)	—	(219)	—	F	—
Installation, maintenance and operation of public or private telecommunications networks Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 197

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE) (1)	100.00%		100.00%	6	—	—	2	11	F	—
IT and communications services provider Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, Santiago, Chile
Inversiones Telefónica Móviles Holding Limitada (CHILE) (1)	100.00%		100.00%	428	(121)	—	22	424	F	—
Holding company Av El Bosque Sur 090, Los Condes, Santiago, Chile
TEM Inversiones Chile Limitada (CHILE) (1)		100.00%	100.00%	1,373	(338)	—	40	—	F	—
Holding company Av El Bosque Sur 090, Los Condes, Santiago, Chile
Telefónica Móviles de Chile, S.A.(CHILE) (1)		100.00%	100.00%	312	6	—	79	—	F	—
Wireless telephony services Av El Bosque Sur 090, Los Condes, Santiago, Chile
T.Moviles Chile Distribucion S.A. (CHILE) (1)		99.99%	99.99%	—	—	—	—	—	F	—
Wireless telephony services Fidel Oteíza 1953, Oficina 201, Providencia, Santiago, Chile
Buenaventura (Chile)		50.00%	50.00%	—	—	—	—	—	—	—
Wireless telephony services Av El Bosque Sur 090, Los Condes, Santiago, Chile
Inversiones Telefónica Móviles Holding II Limitada (Chile) (1)	100.00%		100.00%	350	(68)	—	6	318	F	—
Wireless communications services operator Avda. El Bosque Sur 090, Las Condes, Santiago, Chile
Telefónica Móviles Chile Inversiones. S.A. (CHILE) (1)		100.00%	100.00%	29	(42)	—	(1)	—	F	—
Holding company Avda. El Bosque Sur 090 — Las Condes — Santiago, Chile
Telefónica Móviles Chile larga Distancia, S.A. (CHILE) (1)		100.00%	100.00%	29	(41)	—	—	—	F	—
Wireless communications services operator Avda. El Bosque Sur 090 — Las Condes — Santiago, Chile
Intertel, S.A. (CHILE) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Wireless communications services operator Avda. El Bosque Sur 090 — Las Condes — Santiago, Chile
Telefónica Móviles Chile, S.A. (CHILE) (1)		100.00%	100.00%	268	(224)	—	31	—	F	—
Wireless communications services operator Avda. El Bosque Sur 090 — Las Condes — Santiago, Chile
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	179	10	—	(24)	658	F	—
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
BS Ecuador Holdings, Ltd. (BRITISH VIRGIN ISLANDS)		100.00%	100.00%	—	—	—	—	—	F	—
Holding company Palm Grove House, PO Box 438, tortola, BVI
Otecel, S.A. (ECUADOR) (1)		100.00%	100.00%	110	83	—	43	—	F	—
Provision of wireless communications services Avda. de la República y la Pradera esq. Casilla, Quito

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 198

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Multi Holding Corporation (PANAMA) (7)	100.00%		100.00%	—	—	—	—	301	F	—
Dormant company Edificio HSBC, Piso 11, Avd Samuel Lewis — Panama
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%		100.00%	25	(3)	—	(1)	238	F	—
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
BellSouth Panamá, Ltd. (CAYMAN ISLANDS) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Holding company Cayman Islands
BSC de Panama Holdings, SRL (PANAMA)		100.00%	100.00%	—	31	—	0	—	F	—
Holding company Avda Samuel Lewis y Calle 54, Edificio Afra, Panama
Telefónica Móviles Panamá, S.A. (PANAMA) (1)		100.00%	100.00%	136	119	—	48	—	F	—
Wireless telephony services Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Panama City
Latin America Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	356	155	—	(19)	1,635	F	—
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1) (11)	0.14%	98.34%	98.48%	186	20	—	(10)	—	F	—
Holding company Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles Perú, S.A.C. (PERU) (1) (11)		99.99%	98.53%	225	(10)	—	(10)	—	F	—
Wireless communications services provider Avda. Arequipa, 1155 Lima, 01
Inmuebles Aries, S.A.C. (PERU)		100.00%	98.53%	—	—	—	—	—	F	—
Services company
Billing & Management System, S.A.C. (PERU)		100.00%	98.53%	0	(0)	—	—	—	F	—
Services company
Telefónica Móviles del Uruguay, S.A. (URUGUAY) (1)		100.00%	100.00%	6	23	—	4	—	F	—
Wireless communications and services operator Constituyente 1467 Piso 23, Montevideo 11200
Telefónica Móviles Nicaragua, S.A. (NICARAGUA)		100.00%	100.00%	10	24	—	1	—	F	—
Holding company Managua
Pisani Resources y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	—	—	—	—	—	F	—
Dormant company Managua
Doric Holding y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	—	—	—	—	—	F	—
Dormant company Managua
Kalamai Hold. Y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	—	—	—	—	—	F	—
Dormant company Managua
Telefonía Celular de Nicaragua, S.A. (NICARAGUA) (1)		100.00%	100.00%	10	24	—	1	—	F	—
Wireless telephony services Carretera Mazalla, Managua

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 199

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) (1)	65.14%	34.86%	100.00%	21	0	—	(2)	—	F	—
Holding company Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
Telcel, C.A. (VENEZUELA) (1)	0.08%	99.92%	100.00%	121	12	(182)	972	123	F	—
Wireless telephony operator Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Móviles eServices Latin America, Inc. (USA)		100.00%	100.00%	—	—	—	—	—	F	—
IT services provider Mellon Financial centre 1111 Brickell ave. Suite 1000, Miami, Florida 33131
Sistemas Timetrak, C.A. (VENEZUELA) (1)		75.00%	75.00%	—	—	—	3	—	F	—
Fleet localisation services Calle Pantin, Edificio Grupo Secusat. Piso 3. Caracas, Venezuela
Telcel International, Ltd. (CAYMAN ISLANDS)		100.00%	100.00%	—	—	—	—	—	F	—
Holding company Cayman Islands
Corporación 271191, C.A. (VENEZUELA)		100.00%	100.00%	—	—	—	—	—	F	—
Public address and telecomunication services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Servicios Transaccionales (VENEZUELA)		100.00%	100.00%	—	—	—	—	—	—	—
Automatic payment methods transactions and processing Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060 - Venezuela
Olympic, Ltda. (COLOMBIA) (1)		100.00%	100.00%	0	(390)	—	(49)	—	F	—
Holding company Av. 82 Nº 10-62, piso 6
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1)	22.44%	77.56%	100.00%	0	(497)	—	(38)	116	F	—
Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá, Colombia
Bautzen, Inc. (COLOMBIA)		100.00%	100.00%	—	—	—	—	—	F	—
Financial management Panama City
Comoviles, S.A. (COLOMBIA)		99.97%	99.97%	—	(15)	—	—	—	F	—
Telecommunications services Calle 100 Nº 7-33, piso 17, Bogotá
Comunicaciones Trunking, S.A. (COLOMBIA)		99.98%	99.95%	0	(4)	—	—	—	F	—
Telecommunications services Calle 100 Nº 7-33, piso 16, Bogotá
Paracomunicar, S.A. (COLOMBIA)		99.35%	99.31%	—	(1)	—	—	—	F	—
Telecommunications services Calle 100 Nº 7-33, piso 17, Bogotá
Kobrocom Electrónica, Ltd. (COLOMBIA)		100.00%	99.95%	—	—	—	—	—	F	—
Telecommunications services Calle 100 Nº 7-33, piso 15, Bogotá

(*)	Companies included in the 2005 consolidated tax statement

(**)	Companies included in the 2006 consolidated tax statement

F 200

	OWNERSHIP
			TELEFÓNICA			INTERIM	PROFIT	GROSS	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	CARRYING AMOUNT	METHOD	CONSOLIDATION (10)

Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)	100.00%		100.00%	—	—	—	—	8	F	—
Holding company Av. Libertador 602, Piso 20 - Buenos Aires
Bellsouth A. Celular Inversora.S.A. (ARGENTINA) (1)		99.99%	99.99%	—	—	—	—	—	F	—
Holding company Av. Libertador 602, Piso 4 - Buenos Aires
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	100.00%		100.00%	174	—	—	283	1,133	F	—
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)		84.60%	100.00%	83	—	—	292	139	F	—
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Other shareholdings		N/A	N/A	—	—	—	—	—	I	6
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	93.99%	40	—	—	2	22	F	—
Holder of 5,225,000 Portugal Telecom, S.A. shares Strawinskylaan 1725, 1077 XX Amsterdam
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (5) (11)	8.78%	1.06%	9.84%	395	708	—	862	832	E	763
Holding company Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31.75%		31.75%	12	60	—	5	4	E	24
Operation of a gaming terminal system for the Spanish State Gaming Organisation Manuel Tovar, 9 - 28034 Madrid
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (5)	50.00%		50.00%	5	2	—	3	3	E	5
Loans and credits (consumer, mortgage and trade loans) Pedro Teixeira, 8 - 28020 Madrid
Torre de Collçerola, S.A. (SPAIN) (2)	30.40%		30.40%	8	1	—	—	2	E	3
Operation of a telecommunications mast and technical assistance and consulting services Ctra. Vallvidrera-Tibidabo, s/n - 08017 Barcelona
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (5)	40.00%	10.00%	50.00%	1	2	(2)	2	1	E	2
Factoring Avda. Paulista, 1106
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (5) (6) (11)	1.02%		1.02%	1,740	13,208	(1,363)	4,736	556	I	661
Banking San Nicolás, 4 - 48005 Bilbao (Vizcaya)
Amper, S.A. (SPAIN) (5) (6) (11)	6.10%		6.10%	28	20	—	3	12	I	19
Development, manufacture and repair of telecommunications systems and equipment and related components Torrelaguna, 75 - 28027 Madrid
I-CO Global Communications (HOLDINGS) Limited (UK)	N/D		N/D	—	—	—	—	6	I	6
Other shareholdings	N/A	N/A	N/A	—	—	—	—	8	I	8

					TOTAL CONSOLIDATED VALUE OF ASSOCIATES (Note 9)					959

					TOTAL CONSOLIDATED VALUE OF INVESTEES (Note 8)					2,347

(1)	Company audited by Ernst & Young

(2)	Company audited by PriceWaterhouseCoopers

(3)	Company audited by K.P.M.G. Peat Marwick

(4)	Company audited by B.D.O Audiberia

(5)	Company audited by Deloitte & Touche. In Spain, Deloitte & Touche España, S.L.

(6)	Consolidated data

(7)	Dormant company

(8)	Company in liquidation

(9)	Pro-forma data

(10)	This value relates to the contribution to the Telefónica Group and not to the subgroups to which the contributing companies belong.

(11)	Companies listed on international stock exchanges at December 31 2006

F: Companies consolidated using the full consolidation method

P: Companies consolidated using the proportionate consolidation method

E: Companies consolidated using the equity consolidation method

I: Investees

N/D No data available

N/A Not applicable

(***)   Through these consolidated accounts, O2 (Germany) GmbH & Co. OHG, comply with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and are exempt in accordance with the stipulations of Art. 264b HGB.

Provisional figures for associates and investees

Financial information obtained from the financial statements, if any, prepared by the company.

F 201