Form 20-F
period 2007-12-31
TELEFONICA S A
filed 2008-05-19
CIK 814052

As filed with the Securities and Exchange Commission on May 19, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____ to _____

Commission file number: 001-09531

TELEFÓNICA, S.A.
(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of incorporation or organization)

Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive offices)

Lucila Rodriguez Jorge, Securities Legal Department
Distrito C, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel. +34 91 482 3734, Fax. +34 91 482 3768, e-mail: amv@telefonica.es

María García-Legaz Ponce, Head of Investor Relations,
Distrito C, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel. +34 91 482 8700, Fax. +34 91 482 8600, e-mail: ir@telefonica.es
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2007 was:

Ordinary Shares, nominal value €1.00 per share: 4,773,496,485

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

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
Item 17 ☐ Item 18 ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐         International Financial Reporting Standards as Issued by the international Accounting Standards Board ☒         Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “expect”, “aim”, “hope”, “anticipate”, “intend”, “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3.  Key Information—Risk Factors”, “Item 4.  Information on the Company”, “Item 5.  Operating and Financial Review and Prospects” and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and include statements regarding our intent, belief or current expectations with respect to, among other things:

o	the effect on our results of operations of competition in the Spanish telecommunications market and our other principal markets;

o	trends affecting our financial condition or results of operations;

o	acquisitions or investments which we may make in the future;

o	our capital expenditures plan;

o	our estimated availability of funds;

o	our ability to repay debt with estimated future cash flows;

o	our shareholder remuneration policies;

o	supervision and regulation of the Spanish telecommunications sector and of the telecommunications sectors in other countries where we have significant operations;

o	our strategic partnerships; and

o	the potential for growth and competition in current and anticipated areas of our business.

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

o	changes in currency exchange rates and interest rates;

o	general economic conditions in the countries in which we operate;

o	failure to generate sufficient cash flow through our business or an increase in our capital expenditures leading to greater dependency on external financing;

o	failure to maintain satisfactory working relationships with our partners;

o	the actions of existing and potential competitors in each of our markets;

o	the impact of current, pending or future legislation and regulation in countries where we operate;

o	failure to renew or obtain the necessary licenses to carry out our operations;

i

o	the potential effects of technological changes;

o	unanticipated service network interruptions;

o	the impact of impairment of goodwill and assets as a result of changes in the economic, regulatory, business or political environment; and

o	the outcome of pending litigation.

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

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value €1.00 per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol “TEF”. They are also listed on various foreign stock exchanges such as the London, Buenos Aires and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges and through the SEAQ International System of the London Stock Exchange. American Depositary Shares (“ADSs”), each representing the right to receive three ordinary shares, are listed on the New York Stock Exchange under the symbol “TEF” and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary. Brazilian Depositary Shares (“BDSs”), each representing the right to receive one ordinary share, are listed on the São Paulo Stock Exchange. BDSs are evidenced by Brazilian Depositary Receipts (“BDRs”) issued under a Deposit Agreement with Banco Bradesco, S.A., as Depositary.

In October 2007, we began taking steps to delist our shares from the Paris and Frankfurt stock exchanges. This was completed in the first quarter of 2008.

As used herein, “Telefónica”, “Telefónica Group”, “Group” and terms such as “we”, “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

As used herein, “Atento” means Atento Holding, Inversiones y Teleservicios, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

As used herein, “O2 Group” means Telefónica O2 Europe PLC and its consolidated subsidiaries, “O2 UK” means O2 (UK) Ltd. and its consolidated subsidiaries and “O2 Germany” means O2 (Germany) GmbH & Co OHG and its consolidated subsidiaries, unless the context requires otherwise.

Below are definitions of certain technical terms used in this Annual Report:

•
“Access” refers to a connection to any of the telecommunications services offered by the Telefónica Group. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer. In addition, we fully count the accesses of all companies over which we exercise control or joint control.  The following are the main categories of accesses:

o
Fixed telephony accesses: includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

o
Internet and data accesses: includes broadband accesses (retail asymmetrical digital subscriber line “ADSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits.

o	Pay TV: includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

o	Mobile accesses: includes contract and pre-pay mobile telephony.

o
Unbundled local loop, or ULL: includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully UL) or only DSL service (shared unbundled loop, “shared UL”).

o	Wholesale ADSL: means wholesale asymmetrical digital subscriber line.

o	Other: includes other circuits for other operators.

Certain technical terms used with respect to our business are as follows:

•
“ARPU” is the average revenue per user per month.  ARPU is calculated by dividing total service revenue (excluding inbound roaming revenue) from sales to customers for the preceding 12 months by the weighted average number of customers for the same period, and then divided by 12 months. ARPU is calculated using gross service revenue before deduction of wholesale discounts.

•	“CDMA” means Code Division Multiple Access, which is a type of radio communication technology.

•	“Commercial activity” includes the addition of new lines, replacement of handsets and changes in types of contracts.

•	“Customer revenue” means service revenue less interconnection revenue.

•	“Duo bundle” means broadband plus voice service. We measure “duo bundles” in terms of units, where each bundle of broadband and voice service counts as one unit.

•	“Final clients accesses” means accesses provided to residential and corporate clients.

•	“Gross adds” means the gross increase in the customer base in a period.

•
“HSDPA” means High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access (HSPA) family, which allows networks based on UMTS to have higher data transfers speeds and capacity.

•	“Interconnection revenue” means revenues received from other operators which use our networks to connect to our customers.

•	“ISP” means Internet service provider.

•	“LMDS” means local multipoint distribution service.

•
“Local loop” means the physical circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network.

•
“MOU”, or minutes of use, is calculated by dividing the total number of voice minutes for the preceding 12 months by the weighted average number of mobile accesses for the same period, and then divided by 12 months.

•
“MVNO” means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays such mobile network operator for using the infrastructure to facilitate coverage to their customers. There are two types of MVNOs: (i) pure MVNOs, which are typically telecommunications companies without licensed frequency allocation and want to complete their telecommunications service portfolio (for example, ONO in Spain); and (ii) reseller MVNOs which are companies that purchase wholesale mobile minutes and resell to end-users, and use their brand and distribution channel (for example, Carrefour in Spain).

•	“Net adds” means the difference between the customer base at the end of the period and the beginning of a period.

•	“Revenues” means net sales and rendering of services.

•	“Service revenues” means revenue less revenue from handset sales.

•	“Trio bundle” means broadband plus voice service plus IPTV. We measure “trio bundles” in terms of units, where each bundle of broadband, voice service and IPTV counts as one unit.

•	“UMTS” means Universal Mobile Telecommunications System.

•	“VoIP” means voice over Internet protocol.

•	“Wholesale accesses” means accesses we provide to our competitors, who then sell such accesses to their residential and corporate clients.

v

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

In this Annual Report, references to “dollars” or “$”, are to United States dollars, references to “pounds sterling”, “sterling” or “£” are to British pounds sterling, references to “reais” refer to Brazilian reais and references to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.

Our consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which do not differ from IFRS as adopted by the European Union. As disclosed, our 2005 financial statements were restated to present the results of operations, of the Telefónica Publicidad e Información, or TPI, group as discontinued operations.

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

The following table presents our selected consolidated financial data. It is to be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements. The consolidated income statement and cash flow data for the year ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2004 and 2005 set forth below are derived from Telefónica, S.A.’s consolidated financial statements, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

Until December 31, 2004, Telefónica prepared its consolidated financial statements and other interim financial information in accordance with Spanish GAAP.

Pursuant to SEC Release No. 33-8567, "First-Time Application of International Financial Reporting Standards", Telefónica is only required to include Selected Financial Data prepared in compliance with IFRS extracted or derived from the Consolidated Financial Statements for the years ended December 31, 2007, 2006, 2005 and 2004 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879, "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP", Telefónica includes Selected Financial Data prepared in compliance with IFRS, without reconciliation to U.S. GAAP.

The basis of presentation and principles of consolidation are described in detail in notes 2 and 3.q., respectively, to our Consolidated Financial Statements.

	As of or for the year ended December 31,
	2004 (1)	2005 (1)	2006(1)	2007
	(in millions of euros, except share data)
Revenues	29,809	37,383	52,901	56,441
Other income	1,134	1,416	1,571	4,264
Supplies	(7,577)	(9,999)	(16,629)	(17,907)
Personnel expenses	(4,976)	(5,532)	(7,622)	(7,893)
Other expenses	(6,373)	(8,212)	(11,095)	(12,081)
Depreciation and amortization	(5,642)	(6,693)	(9,704)	(9,436)
Operating income	6,375	8,363	9,422	13,388
Share of profit (loss) of associates	(50)	(128)	76	140
Net financial expenses	(1,456)	(1,790)	(2,795)	(2,851)
Net exchange differences	(177)	162	61	7
Net financial income (expense)	(1,633)	(1,628)	(2,734)	(2,844)
Profit before taxes from continuing operations	4,692	6,607	6,764	10,684
Corporate income tax	(1,451)	(1,904)	(1,781)	(1,565)
Profit for the year from continuing operations	3,241	4,703	4,983	9,119

	As of or for the year ended December 31,
	2004 (1)	2005 (1)	2006(1)	2007
	(in millions of euros, except share data)
Profit from discontinued operations after taxes	245	124	1,596	—
Profit for the year	3,486	4,827	6,579	9,119
Minority interests	(310)	(381)	(346)	(213)
Profit for the year attributable to equity holders of the parent	3,176	4,446	6,233	8,906
Weighted average number of shares (thousands)	4,987,751	4,870,852	4,778,998	4,758,707
Earnings per share attributable to equity holders of the parent (euros)(2)(3)	0.637	0.913	1.304	1.872
Earnings per share from continuing operations attributable to equity holders(2)(3)	0.597	0.898	0.973	1.872
Earnings per ADS (euros)(2)(3)	1.910	2.738	3.913	5.615
Weighted average number of ADS (thousands)	1,662,584	1,623,617	1,592,999	1,586,236
Consolidated Balance Sheet Data
Cash and cash equivalents	914	2,213	3,792	5,065
Property, plant and equipment	23,193	27,993	33,887	32,460
Total assets	60,079	73,174	108,982	105,873
Non-current liabilities	27,743	35,126	62,645	58,044
Equity (net)	12,342	16,158	20,001	22,855
Consolidated Cash Flow Data
Net cash provided by operating activities	10,131	11,139	15,414	15,551
Net cash used in investing activities	(5,808)	(9,592)	(28,052)	(4,592)
Net cash provided by (used) in financing activities	(3,937)	(435)	14,572	(9,425)
Cash dividends per ordinary share	0.40	0.50	0.55	0.65

(1)
TPI was sold in 2006 and its results of operations for 2006 and the gain we recorded on its sale are included under “Profit from discontinued operations after taxes” for 2006.  Figures for 2005 and 2004 have been restated to present TPI’s results under the same caption.

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

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on May 13, 2008 was $1.5509 = €1.00. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period end	Average(1)	High	Low
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2563	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904

Source:	Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
November 30, 2007	1.4862	1.4435
December 31, 2007	1.4759	1.4344
January 31, 2008	1.4877	1.4574
February 29, 2008	1.5187	1.4495
March 31, 2008	1.5805	1.5195
April 30, 2008	1.6101	1.5568
May 13, 2008	1.5548	1.5370

Source:	Federal Reserve Bank of New York.

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, pounds sterling, Venezuelan bolivar, the Czech koruna (crown), the Mexican peso, the Argentine peso, the Chilean peso, the Colombian peso and the Peruvian nuevo sol). See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk”.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

In addition to the other information contained in this document, prospective investors should carefully consider the risks described below before making any investment decision. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business and results of operations. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

Risks Related to our Business

A material portion of our operations and investments are located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.

At  December 31, 2007, approximately 33.2% of our assets were located in Latin America. In addition, approximately 36.2% of our revenues from operations for 2007 were derived from our Latin American operations. Our operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received from them) are subject to various risks related to the economic, political and social conditions of these countries, including risks related to the following:

•	government regulations and administrative policies may change in an unpredictable and adverse manner;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	the effects of inflation and currency depreciation may require certain of our subsidiaries to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.

In particular, our business may be affected by recent political developments in certain Latin American countries.  Certain governments in these countries have announced plans to nationalize or otherwise increase their intervention in various industries.  We cannot predict how recent developments and new political conditions in such countries will affect our business and operations.

Our operations are dependent, in many cases, on concessions and other agreements with existing governments. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which we operate in such countries.

For a more detailed description of our exchange rate risk and country risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 16 to our Consolidated Financial Statements.

Our financial condition, results of operations and cash flows may be adversely affected if we do not effectively manage our exposure to foreign currency exchange and interest rate risk.

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in foreign currency exchange rates, as well as the impact of changes in interest rates. We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to currency exchange rate fluctuations, or if our banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect our financial condition, results of operations and cash flows. Also, our other risk management strategies may not be successful, which could adversely affect our financial condition, results of operations and cash flows. For a more detailed description of our financial derivatives transactions, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 16 to our Consolidated Financial Statements.

Adverse economic conditions could reduce purchases of our products and services.

Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate. Adverse economic or other market conditions negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers. Moreover, in the case of an economic downturn, our customers may reduce their  spending on information, communications and entertainment services. As a result, our financial condition, results of operations and cash flows may be negatively affected and our growth targets may not be met.

Failure to generate sufficient cash flow and higher capital expenditure requirements could make us more dependent on external financing. If we are unable to obtain financing, our business may be adversely affected.

The operation, expansion and upgrading of our networks, as well as the marketing and distribution of our services and products require substantial financing. Moreover, our liquidity and capital resource requirements may increase if we participate in other fixed line or mobile license award processes or make acquisitions. We also have major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If our ability to generate cash flow were to decrease, we might need to incur additional debt to support our liquidity and capital resources requirements for the ongoing development and expansion of our business in the countries where we operate. A decrease in our cash flow and an increase in our leverage could affect our creditworthiness and we may suffer downgrades in our credit ratings by the rating agencies. Deterioration in our ratings could limit or make more difficult and expensive our access to the capital markets to raise funds and restrict our ability to operate our business or to refinance our debt, if needed, which could adversely affect our financial condition, results of operations and cash flows. Moreover, the deterioration of credit market conditions could limit or make more difficult and expensive our access to the capital markets to raise funds. If we have insufficient internal cash flow or we are unable to raise the funds we need at affordable rates, we may be unable to pursue our business plans, which could adversely affect our financial condition, results of operations and cash flows. Approximately €4.4 billion in financial debt matures in 2009, which we would aim to refinance. The cost of refinancing such debt or incurring additional debt may be higher than it was in the past as demonstrated by the current situation in the financial markets. Financial markets currently imply credit spreads on our debt which could be higher than in the past, with our five-year credit default swaps trading between 61 and 185 basis points in 2008 versus an average of 37 basis points in 2007. For a more detailed description of our liquidity risk management, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 16 to our Consolidated Financial Statements.

The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our joint venture company with Portugal Telecom, SGPS, S.A.

Our mobile business in Brazil is conducted through a 50:50 joint venture company, Brasilcel, N.V., or Brasilcel, which is jointly controlled by us and Portugal Telecom, SGPS, S.A., or Portugal Telecom. As a result of our less than controlling interest in this joint venture, we do not have absolute control over the operations of the venture and there is an inherent risk of deadlock in its management and operations.

As a result, we must generally obtain the cooperation of Portugal Telecom in order to implement and expand upon our business strategies and to finance and manage the joint venture.  If this cooperation is not obtained or if there is a deadlock or disagreement among the joint venture partners, we may not realize the expected benefits from this joint venture, including economies of scale and opportunities to achieve potential synergies and cost savings.

Risks Relating to our Industry

We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability.

We face significant competition in all of the markets in which we operate, and we are therefore subject to the effects of actions by our competitors in these markets. Our competitors could:

•	offer lower prices, more attractive discount plans or better services and features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and enhance their networks more rapidly.

Furthermore, some of our competitors in certain markets have, and some potential competitors may enjoy, competitive advantages, including the following:

•	greater name recognition;

•	greater financial, technical, marketing and other resources;

•	a significant or dominant position in the market;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.

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

As a multinational telecommunications company, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. In addition, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by the European Union, national, state, regional and local authorities. Furthermore, we are subject to strict regulation in many of the countries and market segments in which we operate, particularly in many areas of the fixed-line network business.

Regulatory authorities regularly intervene in the offering and pricings of our products and services. They could also adopt regulations or take other actions that could adversely affect us, including revocation of or failure to renew any of our licenses, changes in spectrum allocation, authorizations or concessions to offer services in a particular market, changes in the regulation of international roaming prices and mobile termination rates, introduction of virtual mobile operators, regulation of mobile data services and regulation of the local loop. Such regulatory actions could place significant competitive and pricing pressure on our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory policies applicable in many of the countries in which we operate generally favor increased competition in most of our market segments, especially in the fixed line, broadband and mobile service industries, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors or through the imposition of special rules and obligations to those operators that are said to have a dominant position or significant market power in a certain market. These regulatory policies are likely to have the effect, over time, of reducing our market share in the relevant markets in which we operate.

In addition, because we hold leading market share in many of the countries in which we operate, we could face regulatory actions by national or supranational antitrust or competition authorities if it is determined that we have prevented, restricted or distorted competition. These authorities could prohibit us from making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could harm our financial performance and future growth.

Finally, we expect the regulatory landscape to change in Europe as a consequence of the process of review of the common regulatory framework currently in place in the European Union, the approval of which is foreseen for 2009 or 2010, which could result in decreases or increases in the regulatory pressure depending on the type of services and the local competitive environment. We may also face possible new regulatory initiatives in the area of mobile telecommunications in Europe, including increased regulatory pressure on international roaming tariffs for data and SMS services and on mobile call termination rates.

Additional regulation of wholesale services (for example, access to ducts and dark fiber) in several European countries, including Spain, could result in an increase of competitive pressure on our provision of high-speed fixed telecom services.

For further information regarding the matters discussed above and other aspects of the regulatory environments to which our business are subject, see “Item 4. Business—Information on the Company—Business Overview—Regulation”. Additionally, for a complete description of the material regulatory proceedings we currently face, see “Item 8. Financial Information—Legal Proceedings”.

We operate under license and concession contracts.

Most of our operating companies require licenses, authorizations or concessions from the governmental authorities of the countries in which they operate. The continued existence and terms of our licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. Moreover, the renewal of these licenses and concessions, as well as the terms and conditions of such renewal, could be directly affected by political and regulatory factors.

The terms of these licenses granted to our operating companies and conditions of the license renewal vary from country to country. License renewal is not usually guaranteed, although most licenses do address the renewal process and terms. As licenses approach the end of their terms, we pursue their renewal as provided by each of the license agreements, though we can not guarantee that we will always complete this process successfully.

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

For further information regarding the licenses and concessions of our operating companies see “Item 4. Business—Information on the Company—Business Overview—Regulation”.

The industry in which we operate is subject to rapid technological changes, which requires us to continuously adapt to such changes and to upgrade our existing networks. If we are unable to adapt to such changes, our ability to provide competitive services could be materially adversely affected.

Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services and require investment in new technology. In addition, we may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for us to upgrade our products and technology in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect our business, financial condition, results of operations and cash flow.

In particular, we must continue to upgrade our existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we could be required to upgrade the functionality of our networks to permit increased customization of services, increase coverage in some of our markets, or expand and maintain customer service, network management and administrative systems.

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

Our mobile operations in a number of countries may rely on our ability to acquire additional spectrum. The failure to obtain sufficient capacity and spectrum coverage would have a material adverse impact on the quality of our services and our ability to provide new services, which could adversely affect our business, financial condition, results of operations and cash flow.

Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis.

We depend upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, our business and results of operations could be adversely affected. Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion, which in some cases could adversely affect our ability to satisfy our license requirements.

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

The mobile industry may be harmed by reports suggesting that radio frequency emissions cause health problems.

Over the last few years, the debate about the alleged potential effects of electromagnetic fields on human health has, in many cases, hindered the deployment of the infrastructures necessary to ensure quality of service. Institutions and organizations, such as the World Health Organization (WHO), have stated that exposure to the emissions of electromagnetic waves generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequencies.

Whether or not other research or studies conclude there is a link between radio-frequency emissions and health, popular concerns about radio-frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on our mobile companies and, as a result, on our financial condition, results of operations and cash flows. While we are not aware of any evidence confirming a link between radio-frequency emissions and health problems, and we continue to comply with good practices codes and relevant regulations, we can provide no assurance of what future medical research may suggest.

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

We review on an annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to asses whether those carrying values can be supported by the future cash flows expected to be derived from such assets, which, in some cases, include expected synergies considered in the acquisition cost. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets results in a non-cash charge on the income statement, which could adversely affect our results of operations.

For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Accounting for long-lived assets, including goodwill”.

Other Risks

We are involved in disputes and litigation with regulators, competitors and third parties.

We are party to lawsuits and other legal, regulatory and antitrust proceedings in the ordinary course of our business, the final outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs to us. Such disputes and litigation (or settlements thereof) may have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, our involvement in these disputes or proceedings may adversely affect our reputation.

For a more detailed description of current lawsuits, see “Item 8. Financial Information—Legal Proceedings”.

Item 4.   Information on the Company

A.   History and Development of the Company

Overview

Telefónica is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	mainly focused on providing fixed and mobile telephony services; and

•	present principally in Spain, Europe and Latin America.

The following significant events occurred in 2007:

•
In April 2007, Telefónica O2 Europe, Plc, our wholly owned subsidiary, sold 100% of the share capital of the U.K. company, Airwave O2, Ltd., or Airwave, for £1,932 million (equivalent to €2,841 million at the transaction date).

•
On April 28, 2007, we, together with our partners Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A. and Sintonía, S.A., entered into a co-investment agreement and shareholders’ agreement which established the terms and conditions of our acquisition of an indirect shareholding in Telecom Italia, S.p.A., or Telecom Italia, through an Italian company, Telco, S.p.A., or Telco, in which we have a 42.3% interest.  Both agreements were modified on October 25, 2007 to include the Assicurazioni Generali Group companies, and the shareholders’ agreement was further amended on November 19, 2007.

Through a series of transactions throughout 2007, Telco increased its holdings in Telecom Italia to 23.6%, giving us an indirect holding of 9.98% in the voting shares of Telecom Italia (6.88% of the dividend rights) for €2,314 million. For a more complete description of this transaction, see “Item 10.C. Additional Information—Material Contracts”.

•
In May 2007, we signed an agreement to sell our 99.7% stake in Dutch company Endemol Investment Holding, B.V., or Endemol, to a consortium owned by Mediacinco Cartera, S.L., Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P., for €2,629 million.

•	In October 2007, our Brazilian subsidiary Telecomunicaçoes de São Paulo, S.A., or Telesp, completed the acquisition of 100% of the Brazilian company NavyTree Participaçoes, S.A., for €361 million.

Business areas

We have implemented a regional, integrated management model based on three business areas, with each area in charge of the fixed and mobile telephone business within its borders:

•
Telefónica Spain: oversees the fixed and mobile telephone, broadband, Internet, data, broadband TV, valued added services activities and their development in Spain and mobile telephone services in Morocco.

•
Telefónica Europe: oversees the fixed and mobile telephone, broadband, Internet, broadband TV, value added services and data businesses in the United Kingdom, Germany, the Isle of Man, Ireland, the Czech Republic and Slovakia.

•	Telefónica Latin America: oversees the fixed and mobile telephone, broadband, Internet, broadband TV, data and value added services businesses in Latin America.

In 2007 we also had certain other businesses, some of which involved media and call center activities.

•	Telefónica Contenidos: audio-visual media and content in Europe, Latin America and the United States; and

•	Atento: call centers in Europe, Latin America and North Africa.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2007, including their jurisdictions of incorporation and our ownership interest.

DECEMBER 2007

TELEFÓNICA S.A.
TELEFÓNICA SPAIN
TELEFÓNICA LATIN AMERICA
TELEFÓNICA EUROPE
OTHERS
TELEFÓNICA DE ESPAÑA (Spain) 100%
TELEFÓNICA MÓVILES ESPAÑA (1) (Spain) 100%
Telyco (Spain) 100%
Telefónica Soluciones Sectoriales (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
Telesp (Brasil) (2) (Brazil) 87.95%
Brasilcel Brasil (Brazil) 50%
Telefónica del Perú (Peru) 98.18%
Telefónica Móviles Perú (Peru) 96.06%
Telefónica de Argentina (Argentina) 98.04%
Telefónica Móviles Argentina (Argentina) 100%
Colombia Telecom (Colombia) 52.03%
TEM Colombia (Colombia) 100%
Telefónica Chile (Chile) 44.89%
Telefónica Móviles Chile (Chile) 100%
Telcel (Venezuela) 100%
Telefónica Móviles Mexico (Mexico) 100%
Terra Networks Brasil (Brazil) 99.98%
Telefónica Móviles El Salvador (El Salvador) 100%
Telefónica Empresas (Spain) 100%
Otecel (Ecuador) 100%
Telefónica Data Argentina (Argentina) 97.92%
TEM Guatemala (Guatemala) 99.98%
Telefónica Data USA (USA) 100%
Telefonica Celular Nicaragua (Nicaragua) 100%
Terra Networks Chile (Chile) 99.99%
Telefónica Móviles del Uruguay (Uruguay) 100%
Terra Networks Mexico (Mexico) 100%
TEM Panamá (Panamá) 100%
Telefónica (3) International Wholesale Services and subsidiaries (Spain) 100%
TELEFÓNICA O2 CZECH REPUBLIC (Czech Republic) 69.41%
TELEFONICA O2 EUROPE PLC (U.K.) 100%
O2 (EUROPE) Ltd. (U.K.) (4) 100%
O2 Gmbh (Germany) 100%
O2 Communications (Ireland) 100%
TELEFÓNICA DE CONTENIDOS (Spain) 100%
Atco (Argentina) 100%
ATENTO H.I.T. and subsidiaries (Spain) 100%
Telefónica Gestión de Servicios Compartidos and subsidiaries (Spain) 100%

__________________
(1)	Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A.

(2)	85.5% representing voting interest.

(3)	Ownership in Telefónica International Wholesale Services. S.L. (Spain) is held 92.51% by Telefónica, S.A. (Spain) and 7.94% by Telefónica Datacorp, S.A.U (Spain).

(4)	Ownership in O2 (Europe) Ltd. is held directly by Telefónica, S.A.

Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

•	coordinate the group’s activities;

•	allocate resources efficiently among the group;

•	provide managerial guidelines for the group;

•	manage the group's portfolio of businesses;

•	provide cohesion within the group; and

•	foster synergies among the group’s subsidiaries.

Our principal executive offices are located at Distrito C, Ronda de la Comunicación, s/n, Las Tablas, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain. Our telephone number is (+34) 900 111 004.

Capital Expenditures and Divestitures

Our principal capital expenditures excluding acquisitions during the three years ended December 31, 2007 consisted of additions to property, plant and equipment and additions to intangible assets. In 2005, 2006 and 2007, we invested €5,469 million, €8,010 million and €8,027 million, respectively.

Year ended December 31, 2007

Capital expenditures increased by 0.2% to €8,027 million in 2007 from €8,010 million in 2006 principally related to our investments in Spain in our growing Internet and broadband businesses, with significant investments related to ADSL and IP services, such as Imagenio, our IPTV business. In Latin America capital expenditures were directed toward satisfying increased customer demand in our fixed line business (particularly in broadband and TV) and increasing coverage and capacity of our second generation, or GSM, networks and acquiring spectrum in Venezuela, Brazil and Panama to expand coverage and guarantee service quality in areas where traffic is heaviest. In 2007, capital expenditures in Europe decreased primarily as a result of O2 Germany bringing forward capital investment from 2007 into 2006 as part of our build out of our third mobile generation, or 3G, network.

Year ended December 31, 2006

In 2006, capital expenditures increased by 46.4% from 2005, impacted by the acquisition of the O2 Group in 2006 and principally due to expenditures relating to investment in broadband networks in Spain and Latin America in response to the need to bring higher capacity and new services to households, triggered by higher-than-forecast customer and market growth. We also made expenditures associated with a faster roll out of 3G networks, mainly in Germany. In order to meet growing traffic and customer needs, investments were also made in GSM in Latin America (mainly Brazil).

Year ended December 31, 2005

In 2005, capital expenditures increased by 45.1% from 2004, principally due to expenditures relating to growth initiatives in Spain and Latin America related to our broadband business, increases in the capacity of our mobile telephony networks, the rollout of our UMTS network in Spain, technological developments in Latin America, the investment made in Distrito C, our headquarters in Madrid, and the capital expenditures of Cesky Telecom which we have consolidated since July 2005.

Financial Investments and Divestitures

Our principal financial investments in 2007 were made by Telefónica (€2,314 million for the acquisition of indirect shareholding in Telecom Italia). Our principal financial divestitures in 2007 were the sale of Airwave and Endemol (£1,932 million (equivalent to €2,841 million at the transaction date) and €2,629 million, respectively).

Our principal financial investments in 2006 were made by Telefónica (€23,554 million for the acquisition of O2 plc, or O2). Our principal financial divestitures in 2006 were the sale of TPI and a 6.6% stake in Sogecable, S.A., or Sogecable, for €1,816 million and €330 million, respectively.

Our principal financial investments in 2005 were made by Telefónica (€3,663 million for the acquisition of Cesky Telecom and €1,266 million for the acquisition of 4.97% of O2 through open market purchases), and Telefónica Internacional, S.A. (€424 million for the acquisition of 5.0% of China Netcom Group Corporation (Hong Kong) Limited’s, or CNC’s, outstanding shares through open market purchases). Our principal financial divestiture in 2005 was the sale of a 25% interest in Endemol, N.V.

Public Takeover Offers

The principal public takeover offers which occurred in 2005, 2006 and 2007 were the following:

On March 29, 2006, our Board of Directors and the Board of Directors of Telefónica Móviles, S.A. or Telefónica Móviles, approved a merger plan which provided for the merger of the two companies. The exchange ratio was set at four of our ordinary shares for every five shares of Telefónica Móviles. On July 29, 2006, the merger was consummated.

On October 31, 2005, we commenced a public tender offer for all of the outstanding shares of O2, a U.K. mobile services provider, for a total of approximately £17.9 billion (approximately €26.4 billion calculated based on a euro-pound exchange rate of €1.00 = £0.6767 on October 31, 2005). On January 23, 2006, we made our tender offer for O2 unconditional in accordance with the rules of the U.K. City Code on Takeovers and Mergers. As of March 30, 2006, after the expiration of our tender offer for O2, we owned an aggregate of approximately 98.6% of O2’s issued share capital. With the acquisition of over 90% of O2 shares solicited in the offer, we implemented the procedures set out in the U.K. Companies Act to require compulsory sale of the remaining O2 shares which were not tendered pursuant to the offer. The aggregate acquisition cost was €26,135 million. We consolidate O2 in our Consolidated Financial Statements as from February 1, 2006.

On March 29, 2005, Telefónica submitted a binding bid to purchase 51.1% of the share capital of the Czech telecommunications company, Cesky Telecom from the Czech government in an auction as part of a privatization process. The bid price submitted by Telefónica was 502 Czech crown per share, representing a total value of approximately €2,745.9 million for the Czech government’s 51.1% of the share capital of Cesky Telecom. On April 12, 2005, we signed an agreement with the Czech government to purchase its 51.1% stake in Cesky Telecom. As a result of this agreement, we were required to conduct a public tender offer for all of the remaining outstanding shares of Cesky Telecom. Pursuant to the tender offer, we acquired an additional 18.3% interest in Cesky Telecom for approximately €911 million. As of December 31, 2006, we held a 69.4% interest in Cesky Telecom.

On February 23, 2005, our Board of Directors and the Board of Directors of Terra Networks, S.A., or Terra Networks, approved a merger plan which provided for the merger of the two companies. The exchange ratio was set at two of our ordinary shares for every nine ordinary Terra Networks shares. The merger was effected on July 16, 2005.

Recent Developments

The principal events that have occurred since December 31, 2007 are set forth below.

On January 18, 2008, Telefónica Internacional, S.A.U. reached an agreement to acquire, subject to certain conditions, an additional stake equal to approximately 2.22% of the share capital of the Chinese telecommunications company, China Netcom Group Corporation (Hong Kong) Limited, or CNC, which would increase our stake to approximately 7.22%.

On February 27, 2008, we announced the launch of a new share buy-back program for a total amount of 100 million shares, representing approximately 2.095% of our share capital as of that date. The program will be effective during 2008. The execution schedule of the program will be dependent on the pace of cash-flow generation, the share price level and other market conditions, and will be subject to any applicable limitations established by law, regulations or our bylaws. For additional information see “Item 8.  Financial Information—Dividend Information” and “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Share price risk”.

In March 2008, Telco acquired 0.91% of Telecom Italia’s ordinary share capital, and as a result Telco’s holding in Telecom Italia’s ordinary share capital rose from 23.6% to 24.5%.  Our indirect stake in Telecom Italia’s ordinary share capital is, therefore, 10.4%.

In 2007, certain companies of the Banco Bilbao Vizcaya Argentaria group exercised a put option requiring us to purchase their 8.65% stake in Atento N.V. On April 1, 2008 the period for the price adjustment associated with such put option expired, with no adjustment required to the final price paid to the Banco Bilbao Vizcaya Argentaria group of €70 million in 2007. Following our acquisition of the Banco Bilbao Vizcaya Argentaria group’s stake, we own 100% of Atento N.V. For more information, see note 5 to our Consolidated Financial Statements.

On April 3, 2008 we obtained the necessary administrative authorizations to give effect to the agreement signed on August 2, 2007 between Telpart Participações S.A., or Telpart, and Vivo for the acquisition of: (i) 22.72% of the total capital of Telemig Celular Participações S.A., the controlling shareholder of Telemig Celular S.A., a mobile telephony operator in the State of Minas Gerais, Brazil; and (ii) 19.34% of the total capital of Tele Norte Celular Participações S.A., the controlling shareholder of Amazônia Celular S.A., a mobile telephony operator in the Brazilian states of Amazonas, Roraima, Amapá, Pará and Maranhão.

In addition, on April 8, 2008, Vivo, through its subsidiary TCO IP, S.A. launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock of Telemig Celular Participações S.A. and its subsidiary company and Telemig Celular S.A. with a price per share of 63.90 reais and 654.72 reais, respectively.  This offer was concluded on May 12, 2008, with close to 100% of the preferred shareholders tendering their shares.  Furthermore, in accordance with Brazilian securities market legislation, TCO IP, S.A. has launched a mandatory tender offer for all the voting stock in Telemig Celular Participaçoes S.A. and Telemig Celular S.A., with a price per share of 80% of the purchase price of the respective voting stock of these companies.

At the same time, in relation to the other company originally contemplated in the sale and purchase agreement, Tele Norte Celular Participações S.A., on December 20, 2007 Vivo entered into an agreement with TNL PCS S.A. (Telemar Group) undertaking, subject to prior approval by ANATEL (Agéncia Nacional de Telecomunicações), to sell the shares in Tele Norte Celular Participações S.A. which Telpart undertook to sell to Vivo, on similar terms and conditions to those on which Vivo undertook to purchase those shares. After the relevant administrative authorizations were obtained, the sale was completed on April 3, 2008, simultaneously with the acquisition of Telemig Celular Participaçoes S.A.

On May 9, 2008 we disposed of our 16.79% interest in Sogecable, S.A. pursuant to the takeover bid launched by Promotora de Comunicaciones, S.A (Prisa).

B.   Business Overview

Our total accesses increased 12.5% to 228.5 million accesses at December 31, 2007 from 203.2 million accesses at December 31, 2006. Total accesses at December 31, 2007 includes 169.2 million mobile accesses, 42.0 million fixed telephony accesses, 13.0 million Internet and data accesses and 1.7 million pay TV accesses. Additionally, it includes almost 1.4 million unbundled local loop and 0.6 million wholesale ADSL accesses.

The following table shows our total accesses at the dates indicated.

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses (1)	40,859.0	42,340.7	41,974.2
Internet and data accesses	11,002.6	12,170.9	12,968.4
Narrowband accesses	5,166.9	3,997.7	2,532.9
Broadband accesses (2)	5,653.0	7,974.8	10,277.8
Other accesses (3)	182.7	198.4	157.7
Mobile accesses	99,124.0	145,125.1	169,219.7
Pay TV	683.2	1,064.0	1,748.1
Final clients accesses	151,668.8	200,700.7	225,910.3
Unbundled local loop	441.7	962.2	1,396.5
Shared UL	279.0	527.7	776.4
Full UL	162.7	434.5	620.1
Wholesale ADSL (4)	1,330.1	1,288.6	575.5
Other (5)	55.6	228.6	656.0
Wholesale accesses	1,827.4	2,479.4	2,628.0
Total accesses	153,496.2	203,180.2	228,538.3

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Company’s accesses for internal use.

(2)	ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Remaining non-broadband final client circuits.

(4)	Includes unbundled lines by Telefónica Deutschland.

(5)	Circuits for other operators.

Our Services and Products

Fixed business

The principal services we offer in our fixed businesses in Spain, Europe and Latin America are:

•
Traditional fixed telecommunication services.  Our principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business-oriented value-added service; intelligent network services; leasing and sale of terminal equipment; and telephony information service.

•
Internet and broadband multimedia services. Our principal Internet and broadband multimedia services include narrowband switched access to Internet; Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, LMDS and satellite technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming, e-learning, parental control, firewall, anti-virus, content delivery, personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price, and VoIP services.

•
Data and business-solutions services.  Our data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP, and desktop services and system integration and professional services.

•
Wholesale services for telecommunication operators.  Our wholesale services for telecommunication operators principally include domestic interconnection services, international wholesale services, leased lines for other operators’ network deployment and local loop leasing under the unbundled local loop regulation framework.

Mobile business

We offer a wide variety of mobile and related services and products to consumer and business customers. Although the services and products available vary from country to country, the following are our principal services and products:

•
Mobile voice services. Our principal service in all of our markets is mobile voice telephony, which has gained increased usage as a result of our increased customer base and increased market penetration rates.

•	Value added services. Customers in most of our markets have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling.

•
Mobile data and Internet services. Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide mobile broadband connectivity and Internet access. Through mobile Internet access, our customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use our other data services.

•	Wholesale services. We have signed network usage agreements with three MVNOs (Ono, Fonyou and El Corte Inglés). As of December 31, 2007, only Ono was operating.

•
Corporate services. We provide business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España, S.A.U., or Telefónica Móviles España, offers corporate services through MoviStar Corporativo, and other advanced solutions for data, developed for specific sectors.

•	Roaming. We have roaming agreements that allow our customers to use their handsets when they are outside of our service territories, including on an international basis.

•
Fixed wireless. We provide fixed voice telephony services through mobile networks in (by number of accesses at December 31, 2007), Venezuela, Argentina, Peru, Morocco, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging. In Spain and Guatemala, we provide digital mobile services for closed user groups of clients and paging services.

•
M-payment. Through our subsidiary, Telefónica Móviles España, and together with Vodafone España, Orange and financial institutions and payment processing companies, we have a 13.36% interest in Mobipay España, a company incorporated to develop micro-payments. We also have a 50% interest in Mobipay International, a company incorporated to expedite payments through mobile phones in an international setting. Banco Bilbao Vizcaya Argentaria, S.A. is the other 50% shareholder in Mobipay International.

The following sections provide a description of the main markets in which we operate. Customer information on the markets in which we operate, including our market share based on accesses, are estimates that we have made based on annual reports and press releases made public by our competitors or information from local regulators in the respective markets.

Telefónica Spain Operations

Telefónica Spain’s total accesses increased 5.0% to 46 million accesses at December 31, 2007 from 44 million accesses at December 31, 2006. Total accesses at December 31, 2007 includes 23 million mobile accesses, 15.9 million fixed telephony accesses, 5.3 million Internet and data accesses and 0.5 million pay TV accesses. Additionally, it includes 1.4 million unbundled local loop and 0.5 million of wholesale ADSL accesses.

Telefónica Spain provides fixed and mobile telephony services in Spain and mobile telephony services in Morocco.

Telefónica Spain - Fixed business

Telefónica Spain provides fixed telephony services in Spain through the operator Telefónica de España.

Operations

The following table shows the development of Telefónica de España’s Spanish telecommunications network since 2005:

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	16,135.6	15,949.9	15,898.0
Internet and data accesses	4,400.5	4,842.0	5,279.3
Narrowband accesses	1,614.9	1,040.5	660.8
Broadband accesses	2,720.7	3,742.7	4,571.6
Other accesses	64.9	58.8	47.0
Pay TV accesses	206.6	383.0	511.1
Final clients accesses	20,742.6	21,174.9	21,688.4
Unbundled local loop	434.8	939.0	1,353.9
Shared UL	279.0	527.7	776.4
Full UL	155.7	411.3	577.6
Wholesale ADSL	721.9	586.4	499.3
Other	7.4	6.4	6.0
Wholesale accesses	1,164.1	1,531.8	1,859.2
Total accesses	21,906.7	22,706.7	23,547.6

The total Spanish fixed telephony market grew by an estimated 1.9% in 2007 in terms of number of accesses. Telefónica Spain’s fixed telephony accesses decreased by 0.3% to 15.9 million accesses at December 31, 2007 from December 31, 2006. Net fixed telephony accesses losses in 2007 were 51,901, down substantially from the 185,696 recorded in 2006.

Estimated net adds in the total Spanish broadband market decreased by 18.9% to 1.4 million net adds in 2007 from 1.7 million net adds in 2006. The total Spanish fixed broadband Internet access market stood at an estimated 8.1 million accesses as of December 31, 2007. Telefónica Spain’s Internet broadband accesses increased by 22.1% to 4.6 million accesses at December 31, 2007 from 3.7 million accesses at December 31, 2006.

The estimated market share of unbundled local loops in the total Spanish broadband Internet access market increased to almost 17%  (14% in 2006). Unbundled local loops at December 31, 2007 amounted to 1,353.9 million accesses of which 57.3% were shared access loops.

Telefónica Spain’s total wholesale ADSL accesses decreased by 14.9% to 0.5 million accesses at December 31, 2007 from 0.6 million accesses at December 31, 2006, mainly because of the migration to unbundled local loop.

In 2007, Telefónica Spain continued to increase its presence in the pay TV market with a growth in its customer base to 0.5 million accesses at December 31, 2007.  As a result of the growth in its customer base, Telefónica Spain increased its estimated market share to approximately 13% at December 31, 2007, compared to 10% at December 31, 2006.

Since 2005 Telefónica Spain has bundled ADSL products with other products in Duo bundles, which include voice services, and Trio bundles, which include voice and IPTV services. The total number of Duo and Trio bundles increased by 38% to 3.8 million units at December 31, 2007 from 2.7 million units at December 31, 2006. At December 31, 2007, over 80% of Telefónica Spain’s broadband accesses are included as part of a Duo or Trio bundle compared to 70% at December 31, 2006.

Sales and marketing

One of our main priorities is to satisfy customer needs and increase customer loyalty by improving the quality of our customer service and offering a wide range of integrated telecommunications services. We have continued our strategy of segmenting our customers in order to tailor our services to best meet the specific needs of each customer segment. In addition, in order to increase our ability to distribute our products and services we have signed agreements with large department stores to complement our traditional channels of distribution.

The corporate customer service model employed by Telefónica Spain, which is aimed at achieving the highest degree of efficiency in customer service, features the following:

•	a 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;

•	Telefónica stores (Tiendas Telefónica) where customers can test and buy the products we market;

•	the Telefónica “virtual” store, accessible by Internet, which offers the ability to order and purchase online the majority of services and products we offer; and

•
a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.

In 2007 our commercial strategy focused on increasing sales of Duos and Trios and mobiles through flat rate plans and fixed-to-mobile call bonuses with different offers depending on market segments. In addition, in 2007 we continued with the development of our product portfolio, especially in broadband services.

In the business segment, we promoted the concept of Puesto de Trabajo which is a package of services designed to meet the voice services, data and IT needs for small- and medium-sized businesses.

In 2007 in the consumer segment we enhanced our IPTV offering with new features such as “Past TV”, which allows users to digitally record and view television programs.

Competition

The level of competition faced by Telefónica Spain in 2007 was similar to prior years, with most competitor activity directed at residential markets through product offerings bundling broadband service and voice calling plans. Telefónica Spain’s principal competitors in the fixed telephony market fall within three main categories:

•	cable operators, such as the Spanish nationwide cable operator ONO, offering trio bundles, and regional cable operators;

•	ULL operators, such as Orange and Ya.com (both directly and/or indirectly owned by France Telecom), Jazztel and Tele2 (which was acquired in 2007 by Vodafone); and

•	large-business oriented operators, such as British Telecom and Colt, offering voice and data VPNs.

Telefónica Spain’s estimated market share during 2007 was as follows:

•	fixed telephony accesses market share amounted to approximately 81% of retail accesses (down from approximately 82.5% in 2006);

•	broadband market share amounted to approximately 56% of retail accesses (approximately the same as in 2006); and

•	pay TV market share amounted to approximately 13% of the market in terms of accesses (up from approximately 10% in 2006).

Network and technology

Telefónica Spain has made significant investments to develop its broadband access business through ADSL technology, strongly increasing the coverage and the development of Imagenio, our IPTV service. Additionally Telefónica Spain has begun deploying a new fiber access network, or FTTX, which currently offers only limited coverage.

Telefónica Spain - Mobile business (Spain)

Telefónica Spain provides mobile services in Spain through the operator Telefónica Móviles España.

Operations

The Spanish mobile market exceeded 50.7 million accesses at December 31, 2007, which represented a penetration rate of 111%, an increase of more than six percentage points from December 31, 2006. The Spanish mobile market has shown growth as a result of a decline of mobile handset prices and per minute call rates, and the success of pre-pay calling plans, with strong competition in number portability and pressure on pricing, including termination rate reductions, along with the entry of new competitors such as MVNOs.

The following table presents selected statistical data relating to the operations of Telefónica Spain’s mobile business:

	At or for the year ended December 31,
	2005	2006	2007
Total mobile accesses (in millions)	19.9	21.5	22.8
Pre-pay accesses (in millions)	9.2	9.3	9.2
MOU (minutes)	150	156	161
ARPU (in euros)	33.1	32.9	32.3

Our mobile customer base in Spain, measured in terms of accesses, increased by 6.4% to 22.8 million accesses at December 31, 2007 compared to 21.5 million accesses at December 31, 2006. This growth was primarily driven by a 12.4% increase in accesses in the contract segment.  At December 31, 2007, approximately 60% of our mobile accesses in Spain were through a contract, which represents an increase of 3 percentage points from December 31, 2006.

In the context of an increasingly competitive market, with strong competition in number portability and pressure on pricing, along with the entry of new competitors, Telefónica Móviles España had the highest share of net adds in the Spanish mobile market in 2007 (38.8%) thanks to our competitive tariffs scheme, strong focus on high value customers and effective marketing and advertisement strategies. Telefónica Spain’s mobile business achieved net adds of 1.4 million accesses in 2007 compared to net adds of 1.6 million accesses in 2006, with a noteworthy number of net accesses gains in the contract segment (1.5 million accesses, which represents and increase of 4.3% on 2006).

Commercial activity grew by 2.9% to 11.9 million accesses commercial actions in 2007.

In 2007, Telefónica Móviles España had net adds in portability, which signifies customers transferring their number to Telefónica Móviles España from a competitor, of 494 lines, with net adds in the contract segment of 0.2 million lines.

In terms of usage, the volume of traffic carried grew by 11.5% to more than 63,300 million minutes in 2007 from over 56,800 million minutes in 2006. On net traffic, which constitutes traffic originated and terminated on our network,  rose 14.0% in 2007 compared to 2006. MOU also increased 3.0% to 161 minutes in 2007 from 156 minutes in 2006.

ARPU for Telefónica Spain’s mobile business decreased 1.8% to €32.3 in 2007 from €32.9 in 2006. The decrease was partially driven by a decrease in voice ARPU of 2.8% to €27.6 in 2007 from €28.4 in 2006 as a result of increased competition, interconnection price cuts and roaming-out regulation. Outgoing voice ARPU also decreased 1.0% to €22.9 in 2007 from €23.1 in 2006. These decreases were partially offset by an increase in data ARPU of 4.8% to €4.8 in 2007 from €4.6 in 2006, with outgoing data ARPU growing 5.2% to €4.2 in 2007 from €4.0 in 2006.

At December 31, 2007, Telefónica Spain’s customers held more than 3.5 million UMTS/HSDPA handsets, representing a penetration of 16% of our accesses base, excluding machine to machine, or M2M, an increase of 10 percentage points from December 31, 2006.

Sales and marketing

Telefónica Spain is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:

•	in-depth market segmentation, with a focus on customer value;

•	programs to promote customer loyalty;

•	smart pricing to stimulate usage, including launching segmented packages and innovative tariff options; and

•	leverage of UMTS to develop new services, deploying the network ahead of competitors.

Since Telefónica Spain began providing mobile services in Spain, its sales and marketing strategy has been to generate increased brand awareness and customer satisfaction, achieving customer growth and increased revenues. Telefónica Spain utilizes several types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and Internet advertising. Telefónica Spain also sponsors several cultural and sporting events in order to increase its brand recognition.

In 2007, to continue delivering innovation in services and products to its customers Telefónica Spain launched four new consumer tariff plans designed to meet customer demand for greater simplicity. In April 2007 Telefónica Spain launched a new tariff called Tarifa Diaria de Datos that facilitates Internet access for customers who only use the Internet sporadically, by allowing such customers to only pay for the day on which they are connected to the network.

Competition

Telefónica Spain’s principal competitors in the Spanish market for mobile communications service are: Vodafone España, a subsidiary of Vodafone plc, Orange, which is the trade name of France Telecom España S.A., Yoigo, whose principal shareholder is TeliaSonera, and other MVNO operators.

Telefónica Spain’s estimated market share in Spain in terms of mobile accesses was 45.1% at December 31, 2007, down from 45.5% at December 31, 2006.

Network and technology

Telefónica Spain’s digital network in Spain is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica Spain’s international roaming agreements, enable its mobile customers to make and receive calls in more than 200 countries worldwide.  Telefónica Spain’s GSM/UMTS based network provides its customers with access to many of the most advanced mobile handsets and a full range of services and products.

In 2006 and 2007, Telefónica Spain invested an aggregate amount of approximately €1,518 million in building out and enhancing its networks in Spain and developing its technological platforms and information systems.  At December 31, 2007, Telefónica Spain’s GSM/GPRS digital network in Spain, which consisted of 112 switching centers and approximately 20,980 base stations, provided coverage to approximately 99% of the Spanish population.  In 2007, Telefónica Spain accelerated the expansion of its UMTS network with 1,866 new base stations with a total of almost 8,000 UMTS base stations installed at the end of the year.

Telefónica Spain - Mobile business (Morocco)

Telefónica Spain provides mobile services in Morocco through Medi Telecom, S.A., or Medi Telecom, in which it holds a 32.18% interest and shares management responsibilities with Portugal Telecom, which also holds a 32.18% interest. Medi Telecom is also owned by local minority shareholders.  Medi Telecom is one of three mobile operators in Morocco, with over 6.5 million accesses at December 31, 2007. Medi Telecom commenced offering mobile services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory. In 2005, Medi Telecom obtained a fixed telephony license and the company is currently constructing a fixed network using WiMax technology.

Telefónica Móviles España has entered into a shareholders’ agreement with other shareholders of Medi Telecom under which it has the right to appoint the chief executive officer of Medi Telecom. In addition, as of April 2003, the sale or transfer of shares in Medi Telecom triggers a right of first refusal to the other non-transferring shareholder in two steps: first to Telefónica Móviles España and Portugal Telecom and second to the remaining shareholders. In addition, a change of control in the direct or indirect shareholders of Medi Telecom (which specifically includes the acquisition of such interest by a competitor of Telefónica or Portugal Telecom) would entitle the non-affected shareholder to exercise a call option over Medi Telecom’s shares owned by the party undergoing such change of control. The shareholders’ agreement also requires a specified majority of votes to approve most corporate actions.

Operations

The following table presents selected statistical data relating to Medi Telecom:

	At or for the year ended December 31,
	2005	2006	2007
Total mobile accesses (in millions)	4.0	5.2	6.5
Pre-pay accesses (in millions)	3.9	5.0	6.4
Fixed wireless accesses (in thousands)	—	1.7	3.9
MOU (minutes)	56.5	48.9	47.6
ARPU (in euros)	8.7	7.5	6.2

With a population of approximately 31 million people, Morocco had 20 million mobile accesses at December 31, 2007, representing a penetration rate of 66%.

Medi Telecom estimates that the Moroccan market grew 25% in 2007 compared to 2006 in terms of number of accesses, and 12% in terms of revenue, reaching approximately €2.8 billion for the year. In 2007, MOU continued to decline but Medi Telecom significantly reduced the decrease in MOU compared with the steep decline from 2005 to 2006 through sustained promotions.  Such promotions increased retention among higher-value customers but also led to a 17% decrease in ARPU by attracting lower-spending customers.

Sales and marketing

Medi Telecom’s sales and marketing has been focused on generating rapid accesses growth. At December 31, 2007, approximately 97% of Medi Telecom’s accesses were pre-pay plans with the remaining accesses being contract service.

Competition

Medi Telecom competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco, and Wana, a new brand launched by Conect Maroc in February 2007.

Medi Telecom estimated market share in the Moroccan mobile market was 33.5% at December 31, 2007 compared with 32.5% at December 31, 2006 based on number of mobile accesses.

Network and technology

Medi Telecom’s network in Morocco is based upon the GSM standard. Medi Telecom has been offering mobile Internet, through GPRS, since November 2004. In 2005, Medi Telecom was awarded a fixed license in Morocco, and the company is rolling out a fixed network based on WiMax technology. In 2006, Medi Telecom obtained a 3G license. The price of the license was approximately €32 million. Medi Telecom has made mobile Internet access commercially available since mid 2007, adding eight thousand data cards to the customer base.

Telefónica Europe

Telefónica Europe’s principal activities are the provision of mobile telecommunications services in the United Kingdom, Germany, Ireland and Slovakia, and fixed and mobile services, broadband and Internet in the United Kingdom, Germany, the Czech Republic and in the Isle of Man.

Following the strategic review announced in December 2006 of its Airwave business, which provided both voice and data communications for emergency services, Telefónica Europe sold this business for £1,932 million (equivalent to €2,841 million at the transaction date) on April 20, 2007 to Guardian Digital Communications Ltd, wholly owned by Macquarie Communications Infrastructure Group and Macquarie European Infrastructure Fund II.  This sale generated a gain in 2007 of €1,296 million.

The following table presents statistical data relating to our operations in Europe:

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	3,021.6	2,462.9	2,130.0
Internet and Data accesses	613.5	607.1	734.2
Narrowband accesses	366.9	143.7	56.6
Broadband accesses	233.7	451.9	670.3
Other accesses	12.8	11.6	7.3
Mobile accesses	32,095.0	35,225.2	38,263.8
Pay TV accesses	—	15.6	73.2
Final clients accesses	35,730.1	38,310.9	41,201.2
Wholesale accesses	597.3	243.8	706.2
Total accesses	36,327.4	38,554.7	41,907.3

Telefónica Europe’s total accesses increased 8.7% to 41.9 million accesses at December 31, 2007 from 38.6 million accesses at December 31, 2006. Total accesses at December 31, 2007 included 38.3 million mobile accesses, 2.1 million fixed telephony accesses, 0.7 million Internet and data accesses and 0.1 million pay TV accesses. Additionally, it included 0.7 million wholesale ADSL accesses.

United Kingdom – O2 UK

Operations

The following table presents statistical data relating to our operations in the United Kingdom:

	At December 31,
	2005	2006	2007
	(in thousands)
Internet and data accesses	—	16.8	70.7
Broadband accesses	—	16.8	70.7
Mobile accesses	15,980.9	17,633.2	18,382.1
Pre–pay accesses	10,479.2	11,415.1	11,573.4
Final clients accesses	15,980.9	17,650.0	18,452.8
Total accesses	15,980.9	17,650.0	18,452.8

The mobile penetration rate in the United Kingdom increased 5 percentage points from December 31, 2006 to 119% at December 31, 2007.

O2 UK, Telefónica Europe’s operating company in the United Kingdom, had net adds of 0.7 million accesses in 2007, 54.7% less than its net adds in 2006. This slowdown in growth is a result of strong competition and due to the fact that the U.K. market is highly penetrated.  Total accesses increased by 4.2% to 18.5 million accesses at December 31, 2007 compared to 17.7 million accesses at December 31, 2006 (excluding the Tesco mobile customer base, which is the result of a joint venture in which O2 UK holds a 50% stake and whose customers use the O2 UK network).

O2 UK added 0.6 million contract accesses in 2007, bringing the total at December 31, 2007 to 6.8 million contract accesses, an increase of 9.5% from December 31, 2006.  Pre-pay accesses increased by 0.2 million accesses from December 31, 2006 to 11.6 million accesses at December 31, 2007. At December 31, 2007 contract accesses made up 37.0% of O2 UK’s mobile customer base, compared to 35.3% at December 31, 2006.

Contract ARPU increased to €63.2 in 2007 from €62.9 in 2006 (an increase of 1.1% in local currency). Pre-pay ARPU increased to €18.2 in 2007 from €17.5 in 2006 (an increase of 4.0% in local currency). ARPU for the year was €34.4 in 2007 from €33.4 in 2006 (an increase of 3.6% in local currency), reflecting the increased proportion of contract accesses in the customer base, customer adoption of new products and services and the continued growth in both data and voice ARPUs. MOU increase 10.6% to 190 minutes in 2007 from 2006.

Sales and marketing

In the United Kingdom, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market O2 UK’s products and services.

Since launch, O2 UK’s broadband service has been rated above the major ISPs in the monthly thinkbroadband.com ISP comparison.  The poll measures key satisfaction areas for customers, including speed, reliability and customer service, asking users to score each provider.  O2 UK’s broadband scored the highest out of all its major competitors in each of the three categories. As of December 31, 2007 O2 UK broadband had 0.1 million accesses.

The iPhone was released in the U.K. market exclusively on the O2 UK network in the fourth quarter of 2007.  It is the fastest-ever selling product for O2 UK and has generated significant interest in the U.K. market.

Competition

In addition to O2 UK there are currently four other network operators in the U.K. mobile telecommunications market: Vodafone UK, which is a subsidiary of Vodafone plc, T-Mobile, a subsidiary of Deutsche Telecom, Orange owned by France Telecom and 3, belonging to Hutchison Whampoa.  MVNOs operating in the U.K. market include Virgin Mobile and Fresh, owned by Virgin Media and The Carphone Warehouse Group, respectively, which both use T-Mobile’s network and Tesco Mobile, a joint venture in which O2 UK holds a 50% stake and which uses the O2 UK network.

O2 UK market share in the U.K. mobile market was 25.3% at December 31, 2007 down from 25.5% at December 31, 2006 based on number of mobile accesses.

Network and technology

O2 UK’s digital network in the United Kingdom is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with O2 UK’s international roaming agreements, enables O2 UK customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2007, O2 UK’s GSM/GPRS digital network consisted of approximately 7,111 base stations, the UMTS network consisted of approximately 698 base stations and there were approximately 3,644 shared GSM and UMTS base stations.

O2 UK had rolled out ULL capabilities to 833 exchanges by the end of 2007, giving its broadband network population coverage of 52%, with 0.1 million broadband accesses.

Germany – O2 Germany

Operations

The following table presents statistical data relating to our operations in Germany:

	At December 31,
	2005	2006	2007
	(in thousands)
Internet and data accesses	—	19.0	74.7
Broadband accesses	—	19.0	74.7
Mobile accesses	9,768.8	11,024.8	12,471.5
Pre-pay accesses	4,798.9	5,544.1	6,235.0
Final clients accesses	9,768.8	11,043.8	12,546.2
Wholesale accesses	—	149.3	596.0
Total accesses	9,768.8	11,193.1	13,142.3

The mobile penetration rate in Germany increased  to 116% at December 31, 2007, an increase of 13 percentage points compared to the penetration rate at December 31, 2006.

O2 Germany’s total customer base, in terms of accesses, increased by 1.4 million accesses from December 31, 2006 to 12.5 million accesses at December 31, 2007. O2 Germany’s joint venture with Tchibo Mobile was responsible for 0.4 million of this increase in accesses from December 31, 2006 to 1.2 million accesses at December 31, 2007, while O2 Germany’s “Fonic” low-cost brand, added 0.1 accesses from December 31, 2006, giving it a customer base of 0.2 million accesses at December 31, 2007. In addition at December 31, 2007, 2.1 million of O2 Germany’s accesses were on the “Genion S/M/L” tariff structure, which is a flat rate tariff for calls made within and outside of the “Homezone”.

O2 Germany had net adds of 0.8 million contract accesses and 0.7 million pre-pay accesses in 2007, bringing the pre-pay customer base at December 31, 2007 to 6.2 million accesses.

ARPU decreased 15.7% to €20.4 in 2007 from €24.2 in 2006. Contract ARPU decreased 13.7% to €34.1 in 2007 from €39.5 in 2006, primarily as a result of an approximately 10% cut in the interconnection rate in November 2007, the level of competition in the German market and the migration of O2 Germany’s existing customer base to new customer offers.  Pre-pay ARPU decreased 23.5% to €6.7 in 2007 from €8.7 in 2006. MOU in 2007 was 131 minutes, an increase of 3.0% compared to 2006.

At December 31, 2007 O2 Germany had a customer base of 0.1 million broadband accesses. O2 Germany reported an increase to 0.7 million ULL lines at December 31, 2007 from 0.2 million lines at December 31, 2006.

Sales and marketing

O2 Germany launched a new discount SIM-only mobile service, offering calls and messages for €0.099 on any network at any time without a monthly fee or contract.  Fonic SIMs, available online and also through specific sales partnerships for €9.99, include a money-back guarantee on credits, easy payment and no minimum charges.  Additionally Fonic allows customers to recharge their account either manually or through an automatic monthly direct debit.

Competition

O2 Germany competes primarily with three other companies in the German market for mobile telecommunications.  These are Vodafone Germany, a subsidiary of Vodafone plc, T-Mobile, which is owned by Deutsche Telecom, and E-Plus, which is owned by KPN.  O2 Germany also competes with several MVNOs.

O2 Germany market share in Germany was 13.4% at December 31, 2007 compared with 13.0% at December 31, 2006, based on number of mobile accesses.

Network and technology

O2 Germany’s digital network in Germany is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with O2 Germany’s international roaming agreements, enables O2 Germany customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2007, O2 Germany’s GSM/GPRS digital network consisted of approximately 7,403 base stations, the UMTS network consisted of approximately 3,261 base stations and there were approximately 5,171 shared GSM and UMTS base stations.

Czech Republic and Slovakia – Telefónica O2 Czech Republic and Telefónica O2 Slovakia

Telefónica Europe provides fixed line and mobile services in Czech Republic and mobile services in Slovakia, where it launched operations during the first quarter of 2007.

Operations

The following table presents, at the dates indicated, selected statistical data relating to Czech Republic.

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	3,021.6	2,402.5	2,069.2
Internet and Data accesses	605.4	560.3	573.3
Narrowband accesses	366.9	143.7	56.6
Broadband accesses	225.7	405.1	509
Other accesses	12.8	11.6	7.3
Mobile accesses	4,676.0	4,864.5	5,125.4
Pre-Pay accesses	3,130.4	2,989.7	2,881.5
Pay TV accesses	—	15.6	73.2
Final clients accesses	8,303.0	7,842.9	7,841.0
Wholesale accesses	62.3	94.5	110.2
Total accesses	8,365.3	7,937.4	7,951.2

The mobile penetration rate in Czech Republic increased to 126% at December 31, 2007, 5% higher than the penetration rate at December 31, 2006.

Telefónica O2 Czech Republic’s fixed telephony accesses decreased by 13.9% to 2.1 million accesses at December 31, 2007 from 2.4 million accesses at December 31, 2006, mainly as the result of fixed-to-mobile substitution. The rate of  decrease in fixed telephony accesses slowed in 2007 compared to 2006 as a result of an increased number of gross adds in 2007 and a lower number of disconnections.

Telefónica O2 Czech Republic’s final client and wholesale ADSL accesses increased 21.3% compared to December 31, 2006 to 0.6 million accesses at December 31, 2007. In addition, the pay TV customer base increased to 0.1 million accesses at December 31, 2007. These increases are as a result of increased demand of the services in the Czech Republic.

Telefónica O2 Czech Republic’s mobile accesses increased 5.4% to 5.1 million accesses at December 31, 2007 from 4.9 million accesses at December 31, 2006. Contract accesses accounted for 43.8% of these accesses at December 31, 2007, up from 38.5% at December 31, 2006. The number of pre-pay accesses decreased by 3.6% to 2.9 million accesses at December 31, 2007 from 3.0 million accesses at December 31, 2006.

ARPU increased to €19.9 in 2007 from €18.0 in 2006 (an increase of 2.5% in local currency). Pre-pay ARPU increased to €9.4 in 2007 from €8.4 in 2006 (an increase of 3.5% in local currency). Contract ARPU decreased by from €34.5 in 2007 to €32.9 in 2006 (a decrease of 8.3% in local currency).

MOU for the year stood at 117, 14.7% above the 2006 level.

Sales and marketing

During 2007 Telefónica O2 Czech Republic launched a new Trio bundle, including broadband Internet, fixed telephony service and O2 TV digital television. In addition, O2 Czech Republic launched a promotion whereby customers who subscribe to O2 TV get a 2 Mbps Internet connection for free for six months plus 800 free calling minutes per month. At December 31, 2007, approximately 0.1 million accesses in the Czech Republic were related to these Duo and Trio products.

Competition

There are currently two other primary competitors in the Czech Republic mobile telecommunications market.  These are Vodafone Czech Republic, which is owned by Vodafone plc, and T-Mobile, which is part of Deutsche Telecom AG.

O2 Czech Republic had an estimated mobile market share of approximately 39.3% at December 31, 2007 compared with 38.5% at December 31, 2006 based on number of mobile accesses.

The fixed market consists of six large operators and a number of other smaller providers. In voice the major competitors are Ceske Radiokomunikacie, U:fon, UPC and other cable operators which also provide integrated voice, Internet and TV offers. Internet service is offered by all major mobile operators as well as a large volume of WiFi providers. Pay TV is dominated by a number of cable and satellite companies, the biggest being UPC.

Network and technology

Telefónica O2 Czech Republic’s digital network in the Czech Republic is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Czech Republic’s international roaming agreements, enables its O2 customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2007, Telefónica O2 Czech Republic’s GSM/GPRS digital network consisted of approximately 2,940 base stations and approximately 919 shared GSM and UMTS base stations.

Slovakia

During 2007, Telefónica O2 Slovakia, s.r.o., or Telefónica O2 Slovakia, successfully continued increasing its footprint in the Slovak market. By December 31, 2007, Telefónica O2 Slovakia’s total number of mobile accesses in Slovakia amounted to 0.6 million accesses, of which the majority were pre-pay accesses.

Ireland – O2 Ireland

Operations

The following table presents, at the dates indicated, selected statistical data relating to Ireland:

	At December 31,
	2005	2006	2007
	(in thousands)
Total mobile accesses	1,601.8	1,631.7	1,646.1
Pre-pay accesses	1,173.2	1,146.7	1,090.9

The mobile penetration rate in Ireland reached 116% at December 31, 2007, a 2 percentage point increase  over the penetration rate at December 31, 2006.

O2 Ireland had net adds of 14,000 in 2007. O2 Ireland’s customer base, in terms of accesses, increased 0.9% from December 31, 2006 to 1.6 million accesses at December 31, 2007. Of O2 Ireland’s total customer base, there were 24,500 mobile broadband accesses at December 31, 2007, after a successful launch in July 2007.

O2 Ireland had net adds of 70,000 contract accesses in its mobile business in 2007, including the mobile broadband accesses mentioned above, an increase of 24.2% on 2006. Contract ARPU decreased 3.1% to €82.3 in 2007 from €85.1 in 2006 due to the introduction of new customer offers and promotions. ARPU increased by 1.6% in 2007 to €45.9 from €45.2 in 2006, mainly due to the higher proportion of contract accesses in O2 Ireland’s customer base. MOU for the year was 248, with a year-on year growth of 4.9%.

Sales and marketing

In the third quarter of 2007 O2 Ireland released a new broadband service, O2 Broadband, which provides mobile broadband at speeds of up to 3.6 Mbps. Delivered via a USB mobile modem, the new service offers a viable alternative to fixed broadband in the home, providing a fast and easy way for customers in Ireland to get Internet access, whether they are at home, in the office, or on the move.

Competition

There are currently three other primary competitors in the Irish mobile telecommunications market: Vodafone Ireland, which is part of Vodafone plc, Meteor, which is part of Babcock and Brown, and 3 Ireland, which is part of Hutchison Wampoa Ltd.

O2 Ireland had an estimated market share of the Irish mobile market of approximately 32.3% at December 31, 2007 compared to 35.0% at December 31, 2006 based on number of mobile accesses.

Network and technology

O2 Ireland’s digital network in Ireland is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with O2 Ireland’s international roaming agreements, enables O2 Ireland customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2007, O2 Ireland’s GSM/GPRS digital network consisted of approximately 826 base stations, its UMTS network consisted of approximately 75 base stations and there were approximately 727 shared GSM and UMTS base stations.

Telefónica Latin America

Telefónica Latin America provides fixed line and mobile, satellite and cable TV services through the operators described in the following sections in the main Latin American markets. In addition, Telefónica Latin America’s other members include: Telefónica Empresas, following its segregation and subsequent integration into the Telefónica Latin America’s fixed line activities in Latin America during 2005; Telefónica International Wholesale Services, or TIWS, the business unit responsible for other telecommunications operators and for managing the Group’s international services and the network which supports these services; and Terra Networks Latin América, as a result of the merger of Terra Networks into Telefónica in July 2005.

The following table presents statistical data relating to our operations in Latin America:

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	21,649.1	23,916.9	23,946.3
Internet and data accesses	5,975.4	6,723.7	6,954.8
Narrowband accesses	3,185.1	2,813.5	1,815.6
Broadband accesses	2,685.4	3,780.3	5,035.9
Other accesses	105.0	130.0	103.4
Mobile accesses	70,534.7	83,298.4	101,976.9
Pay TV	462.2	665.3	1,163.8
Final clients accesses	98,621.4	114,604.4	134,041.8
Wholesale accesses	66.0	65.9	62.6
Total accesses	98,687.4	114,670.3	134,104.4

Telefónica Latin America’s total accesses increased 16.9% to 134.1 million accesses at December 31, 2007 from 114.7 million accesses at December 31, 2006. Total accesses at December 31, 2007 include 102.0 million mobile accesses, 23.9 million fixed telephony accesses, 7.0 million Internet and data accesses and 1.2 million pay TV accesses. Additionally, it includes 0.1 million of wholesale accesses.

The following table sets forth certain information as of December 31, 2007 regarding the principal Latin American operating companies of Telefónica Latin America.

Country	Company	Population		Interest
		(in millions)		(%)
Brazil	Telecomunicações de São Paulo, S.A.—Telesp	39.7	(*)	87.95
	Brasilcel, N.V.(1)	190.0		50.00
Mexico	Telefónica Móviles México, S.A. de C.V.	108.1		100.00
Panama	Telefónica Móviles Panamá, S.A.	3.4		100.00
Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.3		100.00
Guatemala	Telefónica Móviles Guatemala, S.A.	13.4		100.00
El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	5.8		100.00
Venezuela	Telcel, S.A.	27.5		100.00
Colombia	Colombia Telecomunicaciones, S.A. ESP.	43.0		52.03
	Telefónica Móviles Colombia, S.A.			100.00
Peru	Telefónica del Perú, S.A.A.	27.7		98.18
	Telefónica Móviles Perú, S.A.C.			96.06
Ecuador	Otecel, S.A.	14.2		100.00
Argentina	Telefónica de Argentina, S.A.	39.4		98.04
	Telefónica Móviles Argentina S.A.			100.00
Chile	Telefónica Chile, S.A. (2)	16.2		44.89
	Telefónica Móviles Chile, S.A.			100.00
Uruguay	Telefónica Móviles Uruguay, S.A.	3.3		100.00
_____________
(*)	Concession area only.

(1)	Jointly controlled and managed by Telefónica and Portugal Telecom. Brasilcel is the holding company which controls the mobile operating company Vivo, S.A., or Vivo.

(2)	Telefónica Latin America appoints a majority of the members of the board of directors.

Brazil

The following table presents statistical data relating to our operations in Brazil:

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	12,340.3	12,107.1	11,960.0
Internet and data accesses	3,266.5	3,556.8	3,288.6
Narrowband accesses	1,986.7	1,856.6	1,155.9
Broadband accesses	1,213.8	1,608.2	2,069.6
Other accesses	66.0	92.0	63.1
Mobile accesses	29,804.6	29,053.1	33,483.5
Pre-pay accesses	24,060.8	23,543.4	27,236.4
Pay TV	—	—	230.9
Final clients accesses	45,411.4	44,716.9	48,963.1
Wholesale accesses	32.6	38.4	37.4
Total accesses	45,444.0	44,755.3	49,000.5

Telefónica Latin America accesses in Brazil increased 9.5% to 49.0 million accesses at December 31, 2007 from 44.7 million accesses at December 31, 2006. This growth reflects a 15.2% year-on-year increase in Vivo’s (Telefónica Latin America’s Brazilian mobile business), customer base and, to a lesser extent, the expansion of Telesp’s, (Telefónica Latin America’s Brazilian fixed line business), broadband business and the incorporation of Navy Tree’s Multichannel Multipoint Distribution Service, or MMDS, pay TV customers. These increases were offset by a reduction in the number of fixed telephony accesses at Telesp and a decrease in narrowband Internet accesses primarily as a result of the implementation in the second quarter of 2007 of stricter internal accounting criteria (based on activities) for recording narrowband Internet accesses.

Brazil Fixed Business – Telecomunicações de São Paulo, S.A. – Telesp

Operations

Telesp provides fixed line and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.

Telesp’s fixed telephony, broadband and TV accesses decreased by 1.2% to 15.5 million accesses at December 31, 2007 from 15.7 million accesses at December 31, 2006, due to the reduction in the number of fixed telephony accesses, in the context of increased fixed-to-mobile substitution as a result of strong growth in Brazil’s mobile sector, and the implementation of more restrictive internal accounting criteria (based on activity) for narrowband Internet accesses.  Telesp’s fixed telephony accesses decreased by 1.2% to 12.0 million accesses at December 31, 2007 from 12.1 million accesses at December 31, 2006.  Of these fixed telephony accesses, 22% were pre-pay accesses or accesses with consumption limits. With the acquisition of Navy Tree, Telesp added an additional 0.2 million accesses related to MMDS TV at December 31, 2007 to its DTH customer base of 34,600. DTH was launched in August 2007.

The Brazilian broadband market continued to grow strongly in 2007. Telesp increased its retail broadband customer base by 28.7% to 2.1 million accesses at December 31, 2007 from 1.6 million accesses at December 31, 2006. In 2007 Telesp launched the “Trio Telefónica” triple play bundle with different connection speed options and a range of TV content choices, included GloboSat content in its TV offer, and in the fourth quarter completed the acquisition of Navy Tree’s MMDS operations.

Telesp’s traffic increased by 1.5% in 2007 (to 71,140 million minutes) compared to 2006, due mainly to growth in long distance traffic by personal mobile services accesses as a result of a joint marketing strategy rolled out with Vivo. Local traffic levels were similar to those recorded in 2006 despite the reduction in the number of fixed line accesses. Fixed-to-mobile traffic, measured in minutes, fell 4.4% in 2007 compared to 2006 as a result of heavy migration to mobile networks.

On October 29, 2006, Telesp entered into an agreement with Abril Comunicações S.A., TVA Sistema de Televisão S.A., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (the “Grupo Abril”), whereby Telesp agreed to combine its telecommunications and broadband services with the broadband and cable services of Tevecap S.A., or TVA, the second largest Brazilian pay TV provider with operations in the Brazilian states of Parana, Rio Grande do Sul, São Paulo and Rio de Janeiro. Through this transaction, we broadened our services to meet our users’ increasing demands, combining the Abril Group’s expertise in content and media production and placement with our expertise in the telecommunications segment.

On October 31, 2007, the board of ANATEL concluded its regulatory review of the association between Grupo Abril and Telesp, approving the transaction, which involves (i) the acquisition by Telesp of all of Grupo Abril’s MMDS and broadband operations and (ii) the acquisition by Telesp of a significant stake, within the limits set forth in the applicable laws and regulations, in Grupo Abril’s cable television dealers, both within and outside of the State of São Paulo. This decision was published in the Official Gazette of the Federal Executive on November 19, 2007. The transaction continues to be analyzed by ANATEL, solely with respect to antitrust matters, and requires final approval by CADE (Conselho Administrativo de Defesa Econômica), the Brazilian competition authority.

Sales and marketing

We employ a differentiated approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target each market segment according to the relevant customer’s specific needs. We continuously monitor market trends in an effort to develop new products and services that may address future needs and tendencies of our customers.

Telefónica Latin America employs the following strategies to deliver fixed line and other telecommunications solutions to corporate customers in Brazil:

•
person-to-person sales: our business management team offers customized sales services to achieve and preserve customer loyalty, customized consulting telecommunication services and technical and commercial support;

•	telesales: a telemarketing channel;

•	indirect channels: outsourced sales by certified companies in the telecommunications and data processing segments to provide an adequately sized network for our products and services;

•	Internet: the Telefónica website;

•	virtual shop for corporate clients: a “gateway” for our corporate customers to acquaint themselves with our portfolio through the Internet; and

•	door-to-door: in March 2006, we launched door-to-door sales of services by consultants in the State of São Paulo in order to approach more “Telefónica Negocios” corporate clients.

We have commenced an effort to develop bundled products, which include both local and long-distance traffic and minutes bundled with broadband, in response to a growing demand from our clients. We believe that the trend towards bundled offers will continue to grow, and developing such offers will be important to maintain our competitiveness in the market.

Competition

Our fixed line business in Brazil currently faces strong competition in the corporate and premium residential segments in respect of several types of services. In the corporate segment, there is strong competition in both voice services (local and long-distance) and data transmission, resulting in customer migration and the need for greater discounts to maximize client retention.

Our main competitors in the corporate fixed line segment are Telemar, Intelig and Embratel by Telmex. In the high-income residential service segment, we compete for long-distance with Embratel and Intelig and for broadband services with cable TV providers, mainly NET Serviços de Comunicação S.A. and Vivax S.A. For the local voice and high-income segments, we also face increasing competition from mobile telecommunications services, which have lower rates for certain types of calls such as mobile-to-mobile calls. Such competition increases our advertising and marketing costs. In 2007, we continued to observe the appearance of small VoIP operators, focused on low-and-middle income corporate clients, whose impact has not been significant at this point, but which we expect to be more significant in the future. We are taking several steps to defend ourselves from increasing competition. We are focused on improving our broadband products, particularly on offering bundled services that include voice, broadband and television, through the strategic partnership that we have established with TVA Sistemas de Televisão S.A. and DTH. In addition, we are improving our market segmentation and developing more competitive products intended to combat our competitors’ product offerings and to prevent our loss of market share.

In the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market. The most significant competition is from pre-pay mobile telecommunications providers. Their services are relatively profitable because of the high fees they generate through the interconnection of fixed and mobile networks.

As of December 31, 2007 there were more than 29 million mobile phones in the State of São Paulo. Operators such as the subsidiaries of America Móvil operating under the brand name “Claro” and Embratel, each controlled by Carso Telecom Group, launched bundled offerings in 2006 involving fixed-line and mobile services. Other integrated groups, such as Telemar and its mobile company Oi and Brasil Telecom and its mobile company BrT GSM, have also launched offers incorporating the use of fixed telephones and mobile phones but do not have direct influence on São Paulo market due to geographical limitations. We are also offering bundled services for our customers through our Vivo brand.

The acquisition of AT&T Latin America by Carso Telecom Group (controlled by Telmex) also represented an important development in the data transmission segment. In addition, the association between Embratel and the subscription television operator NET leaves the Carso Group well positioned to offer bundled telephone services to compete with us, Telemar and Brasil Telecom. Such bundled offers have increased the level of competition in the marketplace.

Telesp has an estimated market share in the fixed telephony market in the State of São Paulo of approximately 95.3% at December 31, 2007 based on the number of fixed telephony accesses.

Brazil mobile business – Brasilcel (Vivo)

Operations

With 121.0 million mobile accesses, Brazil ranked first in Latin America in terms of number of mobile accesses at December 31, 2007. At December 31, 2007, Brazil had an estimated mobile market penetration rate of 63.5% nationwide and of 65.6% in the areas where Brasilcel, the joint venture through which Telefónica Latin America’s conducts its Brazilian mobile operations, is licensed to do business.

Telefónica and Portugal Telecom are 50:50 shareholders in Brasilcel, a joint venture which combines Telefónica’s and Portugal Telecom’s mobile businesses in Brazil. This joint venture is the leading mobile operator in Brazil in terms number of mobile accesses at December 31, 2007. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 20 states in Brazil with an aggregate population of approximately 138.9 million.

Vivo’s customer base, in terms of number of accesses, increased 15.2% to 33.5 million accesses at December 31, 2007 from 29 million accesses at December 31, 2006. Of these, 6.2 million accesses were contract accesses. The primary factors contributing to this growth include the wider range of handsets available, Vivo’s leadership in terms of brand and distribution chain, ongoing marketing campaigns for pre-pay traffic and an improved capacity to attract contract accesses with its “Vivo Escolha” plans. At December 31, 2007, 42% of contract accesses had subscribed to a Vivo Escolha plan, demonstrating the popularity of this offer. These plans also helped to increase customer loyalty, by encouraging increased minute consumption and reducing the perception in the market that Vivo is higher priced relative to its competitors. These plans are divided in different categories depending on the number of minutes included as well as additional upgrade features, such as extra SMS, extra minutes of long distance calls and extra MMS.

Sales and marketing

Brasilcel actively manages its distribution channels, which consisted of approximately 8,500 points of sale at December 31, 2007. As part of Brasilcel’s promotional efforts,  pre-pay customers were provided access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network. As of December 31, 2007, approximately 19% of Brasilcel’s customer base were contract accesses and the remaining 81% were pre-pay accesses.

Competition

Vivo is the leading mobile operator in Brazil in terms of number of accesses at December 31, 2007. The growth of the Brazilian market has been considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Vivo operates. Its major competitors are subsidiaries of Telecom Italia Mobile, America Móvil, Brazil Telecom and Telemar.

Vivo had an estimated market share in Brazilian mobile markets in which it operates of approximately 36.7% at December 31, 2007 based on a number of mobile accesses.

Network and technology

The licenses granted to the companies integrated under the Vivo brand allow operations over the UMTS, GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Vivo offers both analog and digital services in the band of 800 MHz, 1900 MHz and 2100 MHz. In 2007 migration from CDMA to GSM network continued. In 2007 Vivo reached national coverage with the acquisition of 13 of a total of 15 1900 MHz licenses which were auctioned in September and, with the acquisition of the J sub-strip of the 3G licenses auction carried out by ANATEL in December, Vivo should be able to improve service quality in the areas with the highest traffic on its network. In 2007 Vivo reached an agreement for the purchase of Telemig in order to complete national coverage, although this operation was not approved by ANATEL until the first months of 2008.

Vivo’s GSM customer base at December 31, 2007 amounted to 11.3 million accesses, 34% of its total customer base.

Mexico

Mexico mobile business – Telefónica Móviles México, S.A. de C.V.

Operations

The following table presents selected statistical data related to our operations in Mexico.

	At December 31,
	2005	2006	2007
Total mobile accesses (in millions)	6.4	8.6	12.5
Pre-pay accesses (in millions)	6.0	8.0	11.8
Fixed wireless accesses (in thousands)	0.6	2.0	3.6

The mobile penetration rate in Mexico was approximately 64% at December 31, 2007 an increase of 11 percentage points from December 31, 2006.

During 2007, Telefónica Latin America, through Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles México, once again focused on launching innovative products to maintain current customers and attract additional ones. In addition, Telefónica Móviles México has focused on the further development of its commercial network and ongoing improvements to the quality of its network, which has enabled the company to maintain robust growth.

Telefónica Móviles México’s customer base increased 46.6% to 12.5 million mobile accesses at December 31, 2007 from 8.6 million accesses at December 31, 2006. Of these, 0.1 million were contract accesses. Net adds for 2007 totaled 4.0 million accesses, 1.8 times the figure recorded in 2006.

Sales and marketing

In Mexico, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products and services.  At December 31, 2007, approximately 94% of our customer base in Mexico were pre-pay accesses while approximately 6% were contract accesses.

Competition

Telefónica Móviles México is the second largest mobile operator in Mexico based on the number of mobile accesses, and competes with various mobile operators at the national level. Telefónica Móviles México’s principal competitor is Telcel, a subsidiary of América Móvil. Its other significant competitors are Nextel and Iusacell, which during the first six months of 2007 completed the integration of Unefon operations under the Iusacell Brand.

Telefónica Móviles México has an estimated market share in the Mexican mobile market of approximately 18.3% at December 31, 2007 based on number of mobile accesses.

Network and technology

Telefónica Móviles México operates both analog and digital networks. At June 30, 2007, Telefónica Móviles México closed its CDMA digital network, so at December 31, 2007 Telefónica Móviles México had 100% of its accesses on its GSM network.

Venezuela

Venezuela mobile business – Telcel, S.A. – Telcel

Operations

The following table presents selected statistical data related to our operations in Venezuela.

	At December 31,
	2005	2006	2007
Total mobile accesses (in millions)	6.2	8.8	10.4
Pre-pay accesses (in millions)	5.2	7.5	8.9
Fixed wireless accesses (in thousands)	608.8	836.6	995.9

The mobile penetration rate in Venezuela stood at an estimated 87% at December 31, 2007, an increase of 17 percentage points from December 31, 2006.

Telefónica Latin America operates in Venezuela through Telcel, S.A., or Telcel, whose accesses increased 18.2% to 10.4 million accesses at December 31, 2007 from 8.8 million accesses at December 31, 2006. This growth was the result of net adds of over 1.6 million accesses in 2007. Since the GSM network was launched at the beginning of 2007, 61% of the total gross adds were GSM and GSM accesses made up over 35% of the total mobile accesses at December 31, 2007.

Sales and marketing

In Venezuela, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products. At December 31, 2007, 6% of our mobile accesses in Venezuela were contract accesses (excluding fixed wireless accesses from the total number of mobile accesses), while approximately 94% were pre-pay.

Competition

The major market competitors in the Venezuela mobile business are Movilnet and Digitel. Movilnet is a mobile services communication provider that currently uses CDMA and TDMA technology (in 2007 it announced its intention to migrate to GSM technology around May 2008). Digitel is a mobile communications provider that uses GSM technology.

According to the Comisión Nacional de Telecomunicaciones Republica Bolivariana de Venezuela, or CONATEL, CANTV is the incumbent operator in Venezuela with a 79.0% share of the fixed market, and a 39.9 % share of the mobile market (through Movilnet) as of December 31, 2007. In February, 2007, the Venezuelan government reached an agreement with Verizon, a major shareholder of CANTV, to acquire its holdings at a price of $17.58 per share. On May 8, 2007, the Venezuelan government conducted a buy-out of this company in Venezuela and the United States at the same price. Venezuelan authorities have announced possible reductions in mobile tariffs, wider network coverage, migration to the GSM network standard through Movilnet and regulated access to CANTV’s Internet network by competitors in order to offer cheaper Internet access prices in the market.

Telefónica has an estimated market share in the Venezuelan mobile market of approximately 39.6% at December 31, 2007, based on number of mobile accesses.

Network and technology

In Venezuela, we operate both digital and analog networks. Our digital network is based on the CDMA and GSM standard and our analog network is based on N-AMPS. At December 31, 2007, approximately 35% of accesses in Venezuela were based on the GSM network.

Chile

The following table presents statistical data relating to our operations in Chile:

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	2,429.1	2,206.2	2,172.4
Internet and data accesses	446.9	557.7	686.8
Narrowband accesses	130.5	53.3	31.8
Broadband accesses	302.0	494.5	646.0
Other accesses	14.5	10.0	8.9
Mobile accesses	5,275.8	5,680.2	6,282.7
Pre-pay accesses	4,384.1	4,507.6	4,742.2
Pay TV	—	94.2	219.9
Final clients accesses	8,151.8	8,538.4	9,361.7
Wholesale accesses	25.9	19.9	15.4
Total accesses	8,177.7	8,558.3	9,377.2

At December 31, 2007 Telefónica Latin America managed a total of 9.4 million accesses in Chile, 9.6% more than at December 31, 2006, underpinned by growth in mobile accesses, which increased by 10.6% to 6.3 million accesses at December 31, 2007 from 5.7 million accesses at December 31, 2006. Growth was also driven, to a lesser extent, by a 30.6% increase in final client broadband Internet accesses to 0.6 million accesses at December 31, 2007 and a 133.4% increase in pay TV accesses to 0.2 million accesses. This growth was offset in part by a 1.5% decrease in fixed telephony accesses to 2.2 million accesses at December 31, 2007.

Chilean fixed business – Telefónica Chile, S.A.

Operations

Telefónica Latin America conducts its Chilean fixed business through Telefónica Chile S.A., or Telefónica Chile (formerly Compañía de Telecomunicaciones de Chile, or CTC Chile), the leading fixed line telecommunications operator in Chile based on number of accesses, according to information provided by its competitors and regulatory authorities.

Telefónica Chile’s accesses increased 7.5% to 3.1 million accesses at December 31, 2007 from 2.9 million accesses at December 31, 2006. Telefónica Chile’s fixed telephony accesses decreased by 1.5% from December 31, 2006 to 2.2 million accesses at December 31, 2007. Broadband and pay TV accesses continued to grow in 2007, and Telefónica Chile managed 0.6 million broadband accesses at December 31, 2007, maintaining its leadership of the Chilean broadband market.

Telefónica Chile’s pay TV business grew to 0.2 million accesses at December 31, 2007. After eighteen months of operations, Telefónica Chile has established itself as the second pay TV operator in Chile, by number of accesses. In June 2007 Telefónica Chile launched its IPTV service in certain areas of Santiago, becoming the first company to do so in Latin America. In addition, new services on the DTH platform, such as decoders equipped with personal video recorders, were launched in the final months of 2007.

Sales and marketing

One of our main priorities in the Chilean fixed line business is to satisfy customer needs by improving the quality of our customer service. We have continued our strategy of segmenting our customers in order to tailor our services to best meet the specific needs of each customer segment. In addition, in order to increase our ability to distribute our products and services we have signed agreements with large department stores to complement our traditional channels of distribution.

The corporate customer service model developed by Telefónica Chile, which is aimed at achieving the highest degree of efficiency in customer service, features the following:

•	personal customer service line for purchasing any type of product and service and handling customer queries;

•	Telefónica stores (Tiendas Telefónica) where customers can test and buy products marketed by Telefónica;

•	Telefónica’s “virtual” store, accessible by Internet, which offers the ability to order and purchase online the majority of services and products offered by Telefónica; and

•
a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.

Competition

The competitive landscape in fixed telephony in Chile is marked by a significant fixed-to-mobile substitution effect. The increased sale of Trios is the cornerstone of Telefónica Chile’s strategic focus, aiming to increase the number of services per customer and accordingly ARPU.  VTR is our principal competitor in the Chilean fixed telephony market.

Telefónica Chile’s estimated market share at December 31, 2007 was as follows:

•	broadband market share amounted to approximately 50% of retail accesses;

•	fixed telephony accesses market share amounted to approximately 64.8% of retail accesses; and

•	pay TV market share amounted to approximately 17% of the market by number of accesses.

Chilean mobile business – Telefónica Móviles Chile, S.A.

Operations

The Chilean market grew strongly again during 2007 with estimated penetration up eight percentage points from 2006 to 90%.

Telefónica Latin America conducts its Chilean mobile business through Telefónica Móviles Chile, S.A., or Telefónica Móviles Chile, whose customer base increased 10.6% to 6.3 million accesses at December 31, 2007, making it the market leader in Chile in terms of mobile accesses. Growth in the customer base was driven by net adds to the GSM service, which accounted for 89% of the total customer base, 17 percentage points more than at December 31, 2006. The number of contract accesses rose by 31.4% to 1.5 million accesses at December 31, 2007 from 1.2 million accesses at December 31, 2007, accounting for more than 60% of net adds in 2007.

Sales and marketing

In Chile, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products.

Competition

We currently have three primary competitors in the Chilean market for mobile communications service, each of which provides services on a nationwide basis: Entel, Claro and Nextel, which was launched in December 2006.

Telefónica Móviles Chile has an estimated market share in the Chile mobile sector of approximately 44% at December 31, 2007 based on number of accesses.

Network and technology

In Chile, Telefónica Móviles Chile operates with TDMA, CDMA and GSM networks. GSM customers represented 89% of Telefónica Móviles Chile’s total customer base at December 31, 2007. A highlight in December 2007 was the launch of the 3G network.

Argentina

The following table presents statistical data relating to our operations in Argentina:

		At December 31,
	2005	2006	2007
		(in thousands)
Fixed telephony accesses	4,532.2	4,636.3	4,578.2
Internet and data accesses	885.1	973.7	1,149.9
Narrowband accesses	564.0	439.2	312.2
Broadband accesses	304.3	517.7	819.3
Other accesses	16.8	16.8	18.4
Mobile accesses	8,335.0	11,199.4	13,734.0
Pre-pay accesses	5,035.8	7,315.8	8,836.0
Fixed wireless	179.9	140.7	104.3
Final clients accesses	13,752.3	16,809.4	19,462.1
Wholesale accesses	6.9	7.3	9.3
Total accesses	13,759.2	16,816.6	19,471.4

Telefónica Latin America managed a total of 19.5 million accesses in Argentina at December 31, 2007, an increase of 15.8% from December 31, 2006. This increase was underpinned by the sharp growth in mobile accesses, which increased by 22.6% to 13.7 million accesses at December 31, 2007 from 11.2 million accesses at December 31, 2006, and by growth in the number of broadband accesses, which increased by 58.3% to 0.8 million accesses at December 31, 2007 from 0.5 million accesses at December 31, 2006.

Argentina fixed business – Telefónica de Argentina, S.A.

Operations

Telefónica Latin America conducts its Argentine fixed business through Telefónica de Argentina, S.A., or Telefónica de Argentina, the leading provider of fixed line public telecommunications services and basic telephone services in Argentina in 2007 based on number of accesses, according to information provided by its competitors and regulatory authorities.

As of December 31, 2007, approximately 57% of Telefónica de Argentina’s lines in service were in the Greater Buenos Aires metropolitan area (including the 19% of Telefónica de Argentina’s lines in service that were located within the City of Buenos Aires). Approximately 86% of Telefónica de Argentina’s lines in service as of December 31, 2007 were residential, with the remainder being business and governmental customers.

Telefónica de Argentina’s accesses increased 2.1% to 5.7 million accesses at December 31, 2007 from 5.6 million accesses at December 31, 2006. This growth was primarily driven by a 58.3% increase in retail broadband accesses to 0.8 million accesses at December 31, 2007 from 0.5 million accesses at December 31, 2006.  The growth in broadband accesses helped offset a decrease in fixed telephony accesses of 1.3% to 4.6 million accesses at December 31, 2007 from 4.6 million accesses at December 31, 2006.

Total voice traffic (measured in minutes) remained stable during 2007 as compared to 2006 despite the sharp growth of mobile-to-fixed traffic. Local and interconnection fixed-to-fixed traffic (measured in minutes) decreased by 5.6% and 4.8%, respectively, in the year ended December 31, 2007 compared to the year ended December 31, 2006.  These decreases were offset by an increase in mobile-to-fixed interconnection traffic of 27.4% over the same period.  Public use telephony traffic (measured in minutes) in 2007 fell by 20.8% compared to the year ended December 31, 2006.

Sales and marketing

In Argentina, Telefónica de Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its fixed telephony products and services. Telefónica de Argentina has continued answering customers’ needs through the development of the broadband business and providing them new value added services. During 2007, Telefónica de Argentina also focused its product strategy on bundlings and packages, supported by commercial offerings like flat rate per call plans (Tarifa Plana por Llamada) and flat rate plans (Tarifa Plana). The flat rate plan was primarily sold with the bundling of broadband access together with a local traffic plan. As of December 31, 2007 approximately 34% of the broadband customer base subscribed to broadband through a bundled package. At the end of 2007, Telefónica de Argentina launched fixed wireless services in order to expand its coverage to those areas where traditional fixed line telephony does not yet reach.

Competition

Telefónica de Argentina is the incumbent provider of fixed telephony services in the southern region of Argentina. However, other licensees currently providing local telephone services include Telecom, Telmex, Impsat S.A. (acquired by Global Crossing in May 2007) and Port-Hable (Hutchison Telecommunications Argentina S.A.). CTI, a mobile phone company owned by Telmex, is also competing in the fixed line telephony market, since March 2005.

Telefónica de Argentina is now using its expanded fiber-optic network in the northern region of Argentina to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the northern region of Argentina where Telecom is the incumbent provider. Telefónica de Argentina has expanded and improved its network capacity by, among other things, the construction of fixed wireless networks or the activation of new lines and is focusing on achieving full capacity utilization on existing network capacity and through additions.

Telefónica de Argentina also competes with Grupo Clarín, a company with a growing broadband and TV businesses as a result of the merger of its affiliate Cablevisión with Multicanal in 2007. Grupo Clarín has announced its intention to provide voice services during 2008.

Telefónica has an estimated market share in the Argentine fixed telephony market of approximately 48.5% at December 31, 2007 based on number of accesses.

Argentina mobile business – Telefónica Móviles Argentina, S.A.

Operations

The Argentine mobile market continued to grow at a strong pace in 2007, with an increase in its penetration rate of 20 percentage points from December 31, 2006 to 97% at December 31, 2007, based on number of accesses.

Telefónica Latin America conducts its Argentine mobile business through Telefónica Móviles Argentina, S.A., or Telefónica Móviles Argentina, whose accesses increased 22.6% to 13.7 million accesses at December 31, 2007 from 11.2 million accesses at December 31, 2006. Telefónica Móviles Argentina also increased its number of contract accesses by 28.1% to 4.8 million accesses at December 31, 2007 from 3.7 million accesses at December 31, 2006. Of Telefónica Móviles Argentina’s total customer base at December 31, 2007, 86.5% were on Telefónica Móviles Argentina’s GSM network, which represents an increase of 13.3 percentage points from December 31, 2006.

Sales and marketing

In Argentina, Telefónica Móviles Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  As of December 31, 2007, approximately 35% of our accesses in Argentina were contract accesses.

Competition

We currently have three competitors in the Argentine market for mobile communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina; CTI Móvil (controlled by América Móvil); and Nextel, owned by NII Holdings Inc.

Telefónica had an estimated market share in the Argentine mobile market of approximately 35.3% at December 31, 2007 based on number of mobile accesses.

Network and technology

In Argentina we operate both analog and digital networks. Telefónica Móviles Argentina’s digital network in Argentina is based upon the TDMA standard, the GSM standard, the CDMA standard and the UMTS standard which was launched during 2007. At December 31, 2007, GSM accesses represented 86.5% of Telefónica Móviles Argentina’s accesses.

Colombia

Colombian fixed business – Colombia Telecomunicaciones, S.A. ESP.

Operations

Telefónica Latin America conducts its Colombian fixed telephony business through Colombia Telecomunicaciones, S.A. ESP, or Colombia Telecom, which is present in approximately 1,000 municipalities in Colombia.  In April 2006, Telefónica Internacional, S.A., acquired 50% plus one share of Colombia Telecom for approximately €289 million pursuant to an auction process. In December, this company merged with Telefónica Data Colombia, S.A. As a result of the merger, Telefónica Internacional, S.A.’s stake increased to 52.03%.

The following table presents selected statistical data related to our fixed line operations in Colombia.

	At December 31,
	2006	2007
Fixed telephony accesses (in millions)	2.4	2.3
Broadband accesses (in thousands)	68.0	200.3
Pay TV(in thousands)	—	72.9
Total accesses (in millions)	2.4	2.6

Colombia Telecom reached 2.6 million accesses at December 31, 2007, which represents an increase of 7.1% from 2.4 million accesses at December 31, 2006. Of these accesses, 0.2 million accesses were broadband accesses, which represents an almost three-fold increase compared to December 31, 2006. This increase in broadband accesses also helped offset the decrease of 1.3% in fixed telephony accesses from 2.4 million accesses at December 31, 2006 to 2.3 million accesses at December 31, 2007.

Colombia Telecom also launched a satellite TV product at the beginning of 2007, allowing it to begin offering Trio triple play bundles (voice, broadband and TV).  As of December 31, 2007, Colombia Telecom had 0.1 million satellite TV accesses.

Colombia Telecom has a finance lease agreement with PARAPAT.  This is the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecom and which regulates the operation of assets, goods and rights relating to the provision of telecommunications services by the company. This agreement includes the finance lease of the telecom assets and the transfer of these assets to Colombia Telecom once the last installment of the lease has been paid which, in accordance with the payment schedule, is expected to be in 2022.

Sales and marketing

In Colombia, Colombia Telecom uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products.

In Colombia, we are currently pursuing a strategy to increase market penetration, by offering bundled products such as Trio Telefónica.

Competition

Colombia Telecom’s principal competitors in the Colombian market are Telmex and ETB.

Colombia Telecom has an estimated market share in the Colombian mobile market of approximately 30.6% at December 31, 2007 based on number of mobile accesses.

Colombian mobile business – Telefónica Móviles Colombia, S.A.

Operations

The following table presents selected statistical data related to our mobile operations in Colombia.

	At December 31,
	2005	2006	2007
	(in millions)
Total mobile accesses	6.0	7.8	8.4
Pre-pay accesses	4.7	6.0	6.6

At December 31, 2007 the Colombian mobile market had 32.3 million accesses, representing an estimated mobile penetration rate of 75%. This 75% penetration rate represents an increase of 8 percentage points from December 31, 2006.

Telefónica Latin America conducts its Colombian mobile business through Telefónica Móviles Colombia, S.A., or Telefónica Móviles Colombia, whose customer base increased by 7.9% from December 31, 2006 to 8.4 million accesses at December 31, 2007, 81.4% of which were GSM accesses.  The number of GSM accesses at December 31, 2007 represents a 21.8 percentage point increase from December 31, 2006.

In 2007 Telefónica Móviles Colombia focused on its commercial restructuring, and increased the breadth and depth of its distribution capabilities.  Telefónica Móviles Colombia also demonstrated higher productivity in 2007 through screening and reactivating customers and expanding its GSM coverage. Also, Telefónica Móviles Colombia continued to work on a commercial offering with similar price schemes regardless of call destination.

Sales and marketing

Telefónica Móviles Colombia uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  At December 31, 2007, approximately 21% of our mobile accesses in Colombia were contract accesses, while approximately 79% were pre-pay accesses.

Competition

Telefónica Móviles Colombia currently has two primary competitors in the Colombian market for mobile communications services: Comcel, which is owned by América Móvil, and Colombia Móvil, who operates under the brand “Tigo” and is owned by Millicom.

Telefónica Móviles Colombia has an estimated market share in the Colombian mobile market of approximately 26% at December 31, 2007 based on number of mobile accesses.

Network and technology

Telefónica Móviles Colombia operates digital networks based upon the GSM (launched in July 2005), CDMA 1XRTT and TDMA standards. At December 31, 2007, GSM accesses represented 81.4% of total accesses.

Peru

The following table presents statistical data relating to our operations in Peru:

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	2,347.6	2,498.5	2,781.9
Internet and data accesses	401.2	525.5	623.1
Narrowband accesses	52.5	47.8	40.3
Broadband accesses	341.1	468.5	572.1
Other accesses	7.6	9.2	10.7
Mobile accesses	3,455.0	5,129.8	8,128.7
Pre-pay accesses	2,804.3	4,353.3	7,238.1
Fixed wireless accesses	71.1	71.3	61.5
Pay TV accesses	462.2	557.2	640.0
Final clients accesses	6,666.0	8,710.9	12,173.8
Wholesale accesses	0.5	0.4	0.5
Total accesses	6,666.5	8,711.4	12,174.3

At December 31, 2007, Telefónica Latin America in Peru had 12.2 million accesses, which represents an increase of 39.8% from December 31, 2006. This growth in accesses was primarily driven by a 58.5% increase in mobile accesses from December 31, 2006 to 8.1 million mobile accesses at December 31, 2007, mostly in the pre-pay segment. The IRIS project, a collaboration between fixed line telephony and mobile operators in Peru, which was launched in March 2007 with the aim of increasing fixed line telephony penetration, as well as continued growth in broadband and TV accesses, also contributed to the overall growth in accesses.

Peruvian fixed business – Telefónica del Perú, S.A.A.

Operations

Telefónica Latin America conducts its Peruvian fixed business through Telefónica del Perú, S.A.A., or Telefónica del Perú, which at December 31, 2007 was the leading fixed line telecommunications operator in Peru based on number of fixed telephony accesses.

Telefónica del Perú had total accesses of 4.0 million at December 31, 2007, an increase of 13.0% from December 31, 2006, due primarily to increases in fixed wireless telephony, broadband and TV accesses. Fixed telephony accesses, increased by 11.3% from December 31, 2006 to 2.8 million accesses at December 31, 2007, primarily as a result of growth in fixed wireless telephony accesses, which totaled 0.2 million accesses at December 31, 2007. Broadband accesses grew by 22.1% from December 31, 2006 to 0.6 million at December 31, 2007. In addition, pay TV accesses totaled 0.6 million accesses at December 31, 2007 recording a growth of 14.9% from December 31, 2006 primarily due to satellite clients.

Sales and marketing

Telefónica del Perú’s commercial strategy is based on achieving and maintaining high levels of market penetration by offering customized services to different market segments, focusing campaigns to keep customer loyalty and increasing the available options to potential customers. The primary products offered by Telefónica del Perú include basic telephony, broadband, TV, data and IT services.

During 2007 Telefónica del Perú began implementation of an agreement reached with the Peruvian government in December 2006 to, among other things, reduce tariffs by up to 29% in basic telephony plans, increase the period of validity for pre-pay cards (Cards 147 and Hola Perú) to 180 days, reduce public telephony tariffs and implement per second tariff plans.  Telefónica del Perú also agreed to make investments of $90 million to expand services in line with our commitment to invest an aggregate of $1 billion by 2010 in telecommunications infrastructure in Peru.

In March 2007,  Telefónica del Perú launched fixed wireless telephony (through a joint project between Telefónica del Perú y Telefónica Móviles del Perú) in order to extend the coverage of fixed telephony service through mobile  technology and in order to generate synergies. This project seeks to break the barriers of traditional telephony by increasing service in areas where it was not possible to provide traditional fixed line access. The project combines the commercial knowledge of Telefónica del Perú with the last generation GSM technology of Telefónica Móviles del Perú.

In July 2007, Telefónica del Perú launched the product Trio Telefónica. Additionally, in November 2007, Telefónica scaled up the speed of its broadband products up to 2.5Mbps, which it offered to all outstanding customers starting in December 2007.

Focused in the small-sized business segment, Telefónica del Perú launched the service “informatic business job places”, and in the business segment Telefónica is offering the service “converging communication” to the biggest companies in Peru, a solution based on IP telephony.

Competition

The Peruvian fixed telephony market is very competitive. Telmex and Americatel, Telefónica del Perú’s two primary competitors, have focused on offering bundled products (local and long distance telephony together with broadband).

Additionally, in 2007 Telmex, the main competitor of Telefónica del Perú, acquired Cable Express and Virtecom (the third largest pay TV operator in Lima) in order to compete into the consumer segment. Telmex has standardized its cable TV platform and in December 2007 unified its commercial management under the brand “Telmex TV”. At the end of 2007 Telmex has launched bundled pay TV with broadband. Other TV competitors include DirecTV and the Colombian corporation ISA.

Under the price cap system, OSIPTEL (Peru’s telecom regulator) uses a formula that takes into account inflation and a productivity factor to set the maximum rates for local and long distance telephone services. The productivity factor is revised and published by OSIPTEL every three years. In July 2007, OSIPTEL established a new productivity factor for the period 2007 to 2010 of an annual rate of 6.42%. Under the price cap system, Telefónica del Perú is allowed to increase rates to account for inflation as determined by the Peruvian Consumer Price Index, but Telefónica del Perú must also decrease rates according to the productivity factor. For a more detailed description, see “—Regulation—Telefónica Latin America—Peru”.

In October 2007 a pre-selection long distance service was implemented in Peru whereby customers must now dial a company code, pre-select an operator or use a pre-pay card to make a long-distance call. This has resulted in an increase of competition in this market reducing prices in general. This change has favored Americatel because it has marketed its code in the past, and IDT, which is the principal competitor in pre-pay card market.

The public telephony market is very competitive and includes competition from mobile technology due to fixed-to-mobile substitution as well as growth of informal public telephony.

Telefónica has an estimated market share in the Peruvian fixed telephony market of approximately 95.9% at December 31, 2007, based on number of fixed telephony accesses.

Peruvian mobile business – Telefónica Móviles Perú, S.A.C.

Operations

The pace of growth of the Peruvian mobile market accelerated in 2007, with an estimated mobile penetration rate of 48% at December 31, 2007, which represents an increase of 16 percentage points compared to December 31, 2006.

Telefónica Latin America conducts its Peruvian mobile business through Telefónica Móviles Perú, S.A.C., or Telefónica Móviles Perú, whose customer base increased by 58.5% from December 31, 2006 to 8.1 million accesses at December 31, 2007.  This increase was primarily driven by a 66% increase in the number of pre-pay accesses from December 31, 2006 to December 31, 2007.  In 2007, Telefónica Móviles Perú continued the migration to GSM technology, and at December 31, 2007, GSM accesses accounted for 77% of its total customer base, which represents an increase of 43% from December 31, 2006.

Sales and marketing

Telefónica Móviles Perú uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  At December 31, 2007, approximately 90% of Telefónica Móviles Perú’s mobile accesses in Peru were pre-pay accesses, while approximately 10% were contract accesses.

Competition

Telefónica Móviles Perú currently has two primary competitors in the Peruvian market for mobile communications services, América Móvil and Nextel Perú.

Telefónica has an estimated market share in the Peruvian mobile market of approximately 61.2 % at December 31, 2007 based on number of mobile accesses.

Network and technology

At December 31, 2007 Telefónica Móviles Perú operated both GSM and CDMA technology. Its digital network is based upon the CDMA/CDMA 1XRTT standard, and Telefónica Móviles Perú launched its GSM network in February 2006. At December 31, 2007, approximately 77% of Telefónica Móviles Perú’s customer base were GSM accesses. In July 2007, TDMA technology (analog technology) was discontinued.

Ecuador

Ecuador mobile business – Otecel, S.A.

Operations

The Ecuadorian mobile market experienced strong growth in 2007, with an estimated mobile penetration rate of 70% by the end of the year, which represents an increase of 7 percentage points from December 31, 2006.

The following table presents selected statistical data related to our operations in Ecuador.

	At December 31,
	2005	2006	2007
Total mobile accesses (in millions)	1.9	2.5	2.6
Pre-pay accesses (in millions)	1.5	2.1	2.2
Fixed wireless accesses (in thousands)	2.4	1.7	1.3

Telefónica Latin America conducts its Ecuadorian mobile business through Otecel, S.A., or Otecel, which had a customer base of 2.6 million accesses at December 31, 2007. Of these, 70.3% were GSM accesses, which represents an increase of 18.8 percentage points from December 31, 2006. Growth in the number of accesses on the “movistar” and “multicolour” tariffs, which are preferential tariff plans for on-net and off-net calls, respectively, has been particularly strong, with an approximate ten-fold aggregate increase to 1.0 million accesses at December 31, 2007.

Sales and marketing

In Ecuador, Otecel uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products.  At December 31, 2007, approximately 88% of our mobile accesses in Ecuador were pre-pay accesses, while approximately 12% were contract accesses.

Competition

Otecel currently has two primary competitors in market for mobile communications services in Ecuador, Porta (América Móvil) and Alegro.

Telefónica has an estimated market share in the Ecuadorian mobile market of approximately 26.0% at December 31, 2007 based on number of mobile accesses.

Network and technology

Otecel operates both analog and digital networks. Its digital network is based upon the GSM standard and CDMA standard.

Central America

Telefónica Central América (which includes Panama, Guatemala, El Salvador and Nicaragua) substantially stepped up its commercial activity in 2007 compared to 2006, especially in Guatemala.

At the end of 2007, the mobile penetration rate of the Central American market, where Telefónica operates, was 69% which represents an increase of 23 percentage points from December 31, 2006. Telefónica Central América’s customer base increased by 36.4% from December 31, 2006 to 5.4 million accesses at December 31, 2007 of this,

Telefónica Central América had 268,186 fixed wireless and 381,230 contract accesses. Growth was fuelled by the effectiveness of commercial campaigns carried out throughout 2007, which focused on traffic promotions and flat tariff plans (with a very competitive average charge per minute) to increase usage. Net adds during the year ended December 31, 2007 were 1.4 millions accesses.

	At December 31,
	2005	2006	2007
	(in thousands)
Fixed telephony accesses	109.4	109.4	125.3
Internet data and accesses	24.2	26.0	22.0
Broadband accesses	22.3	24.1	19.8
Pay TV accesses	14.4	14.0	—
Mobile accesses	2,799.4	3,829.5	5,278.1
Total accesses	2,947.4	3,978.9	5,425.3

Atento – Call center business

Atento offers integrated telephone assistance services as well as sophisticated customer relationship management services, such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento rents call centers and provides staff for such centers to third parties. Atento has sought to diversify its client base and serves companies in the financial, consumer and energy sectors, as well as public institutions. At December 31, 2007, Atento operated more than 80 call centers and had 114,892 call center personnel in 13 countries on three continents, including Europe (Spain), Latin America and Northern Africa (Morocco).

Strategic Partnerships

China Netcom

In June 2005, Telefónica Internacional acquired through open market purchases 2.99% of the outstanding shares of China Netcom Group Corporation (Hong Kong) Limited, or CNC, a Chinese telecommunications company, for an equivalent of approximately €240 million. In September 2005, Telefónica Internacional increased its stake in CNC to 5.0% of its outstanding shares through open market purchases for a total equivalent of approximately €424 million.

Subsequently, both companies entered into a strategic alliance agreement (on November 14, 2005) and a supplemental agreement (on November 12, 2006) which provide Telefónica the right to appoint two members of the Board of Directors of CNC.

Portugal Telecom

At December 31, 2007, we held an 8.32% effective interest in Portugal Telecom (or 9.16% if shares held by Portugal Telecom in treasury are not counted as outstanding), our joint venture partner in Brazil. See “—Telefónica Latin America Operations—Mobile business—Brazil.”

Telecom Italia

Through a series of transactions throughout 2007, we acquired an indirect holding of 9.98% in the voting shares of Telecom Italia (6.88% of the dividend rights). The Telecom Italia group is principally engaged in the communications sector and, particularly, in telephone and data services on fixed lines for final and wholesale customers, in the development of fiber optic networks for wholesale customers, in the provision of broadband services and Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector.  Telecom Italia operates primarily in Europe, the Mediterranean basin and in South America. For more information, please see “Item 10. Additional Information—Material Contracts”. In March 2008, Telco acquired 0.91% of Telecom Italia’s ordinary share capital, and as a result Telco’s holding in Telecom Italia’s ordinary share capital rose from 23.6% to 24.5%.  Our indirect stake in Telecom Italia’s ordinary share capital is, therefore, 10.4%.

Regulation

As a telecommunications operator, we are subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations. The extent to which telecommunications regulations apply to us depends largely on the nature of our activities in a particular country, with traditional fixed-line telephony services usually subject to more extensive regulations, which can have a direct and material effect on our business areas, particularly in countries that favor regulatory intervention.

To operate our networks, we must obtain general authorizations, concessions or licenses from national regulatory authorities, or NRAs, in those countries in which we operate. Licensing procedures also apply to our mobile operations with respect to radio frequencies. The duration of any particular license or spectrum right depends on the legal framework in the relevant country.

Electronic Communication Regulation in the EU

Beginning in the late 1990’s the European Commission implemented a series of measures aimed at liberalizing and harmonizing European regulations regarding access to public telecommunications networks and services which culminated in the adoption of the 2002 EU regulatory framework for electronic communications sector (the “New EU Framework”). Such regulatory framework consists of Directive 2002/21/EC of the European Parliament and of the Council of 7 March 2002 on a common regulatory framework for electronic communications networks and service (“Framework Directive”) and of four specific Directives: Directive 2002/20/EC of the European Parliament and of the Council of 7 March 2002 on the authorization of electronic communications networks and services (“Authorization Directive”), Directive 2002/19/EC of the European Parliament and of the Council of 7 March 2002 on access to, and interconnection of, electronic communications networks and associated facilities (“Access Directive”), Directive 2002/22/EC of the European Parliament and of the Council of 7 March 2002 on universal service and users’ rights relating to electronic communications networks and services (“Universal Service Directive”), Directive 97/66/EC of the European Parliament and of the Council of 15 December 1997 concerning the processing of personal data and the protection of privacy in the telecommunications sector. The Directives set out the main principles and procedures that NRAs should follow with respect to regulation for the provision of electronic communications services. The New EU Framework establishes a new authorization regime containing measures to ensure the universal provision of basic services to consumers and sets out the terms on which providers may access each other’s networks and services.

Notably, the New EU Framework also harmonizes the rules for deciding when regulation may be imposed on electronic communications providers. In particular, it provides that electronic communications providers can usually only be subject to specific regulation in markets in which they have “significant market power”, or SMP. The concept of SMP, for these purposes, has been aligned to the competition law concept of dominance, which essentially means a market position which allows a company to act independently of customers, suppliers and competitors.

Accordingly, the European Commission has identified a list of relevant markets whose conditions may justify the application of ex ante specific regulation published on February 2003 in a recommendation, or the Recommendation. In order to determine whether any company has SMP in any of the markets identified in the Recommendation, NRAs must conduct market analysis. When an NRA determines a company has SMP in a relevant market, that NRA must impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations.

Roaming regulation entered into force on June 30, 2007. The regulation introduces a maximum level for the charges that operators may levy at wholesale level as well as maximum retail ceilings (Eurotariff) for making and receiving calls while roaming in the EU. These price caps will further decrease in 2008 and 2009 and the regulation is set to expire in 2010. This regulation could be extended beyond that date if this market is not deemed to be effectively competitive.

The wholesale cap has been set at €0.30 per minute (excluding VAT) up to August 30, 2008. This will then decrease to €0.28 per minute and to €0.26 per minute, respectively. The price caps for retail tariffs (excluding VAT) have been set at €0.49 per minute for making a call and €0.24 per minute for receiving a call while roaming. This will decrease to €0.46 per minute for making a call and €0.22 per minute for receiving a call on August 30, 2008. The following year, the prices will decrease to €0.43 per minute and €0.19 per minute, respectively.

The e-Privacy Directive (2002/58/EC) complements and supplements the general Data Protection Directive (95/46/EC) in the area of electronic communications. It provides for basic obligations to ensure the security and confidentiality of communications over EU electronic communications networks, and gives consumers a set of tools to protect their privacy and personal data.

In 2006, the European Union established a new regulation regarding data retention of electronic communications data in order to ensure that electronic communication data are available for the purpose of the investigation, detection and prosecution of serious crimes. These data retention rules set minimum standards for the type of data to be retained and the retention period. The initial impact of this new regulation may be significant, although it will depend on the requirements established at the national level and the extent to which costs may be compensated.

On November 13, 2007, the European Commission approved the Proposals for a Regulatory Framework for Electronic Communications, amending Directives 2002/21/EC on a common regulatory framework for electronic communications networks and services, 2002/19/EC on access to, and interconnection of, electronic communications networks and services, and 2002/20/EC on the authorization of electronic communications networks and services; 2002/22/EC on universal service and users’ rights relating to electronic communications networks, 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector and Regulation (EC) No 2006/2004 on consumer protection cooperation. The European Commission also approved a proposal establishing the European Electronic Communications Market Authority.

On December 17, 2007, a recommendation on relevant products and service markets within the electronic communications sector susceptible to ex ante regulation was approved, which reduces the relevant markets from 18 to 7. Therefore, NRAs should analyze the product and service markets identified in such recommendation.

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

The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. European Commission and the EU Competition Commissioner are granted the authority to apply the European Competition framework.

Similar competition rules are set forth in each EU Member State’s legislation and are enforced by each of their national competition authorities, or NCAs. All European countries where we have activities and referred to below are Member States of the EU.

Telefónica Spain

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector is principally governed by the General Telecommunications Law (32/2003) and several Royal Decrees.

The General Telecommunications Law, among other things, sets forth rules regarding the new system of notification for electronic communications services, establishes the terms by which operators interconnect their networks, defines the universal service provision regime and subjects providers with SMP in particular telecommunications markets to specific obligations.

Regulatory supervision

The Telecommunications Market Commission, or CMT, is the NRA responsible for regulating the telecommunications and audiovisual service markets in Spain. CMT supervises the specific obligations imposed on operators in the telecommunications market, and it has the required power to enforce its decisions whenever necessary.

The Framework Directive requires that NRAs have the power to issue binding decisions to resolve disputes arising in connection with obligations imposed under the regulatory framework.

The regulatory framework explicitly acknowledges the right for third parties who are affected by a Spanish NRA decision to challenge this decision before the appeal body.

Licenses and concessions

Pursuant to the New EU Framework, parties intending to operate a telecommunications network or engage in the provision of electronic communication services must notify CMT prior to commencing such activity. CMT will register the telecommunications operator in the Public Operator Registry. Every three years, operators must notify CMT of their intention to continue offering electronic communications services or operating telecommunications networks.

Concessions to use spectrum are awarded on a non-discriminatory basis by way of a competitive procedure. Telefónica Móviles España is entitled to provide mobile services on several spectrum bands:

Technology	Duration	Ending Date	Extension Period
GSM 900	15 years	February 3, 2010	5 years
GSM 900	15 years	June 6, 2020	5 years
DCS-1800	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years

Prices and tariffs

In February 2006, CMT issued a resolution liberalizing tariffs in connection with fixed telephony for retail markets, including both residential and business customers. Initial connection and monthly line rental fees are subject to control by CMT. We are required to communicate prices and conditions of our offers in Spain to CMT at least 21 days prior to offering them in the market. All provider tariffs are generally subject to Spanish competition law and consumer protection law.

On December 29, 2006, Law 44/2006 regarding the protection of consumers and users was approved.  Under this law, users may only be charged for services actually used. Consequently, operators can only charge for the exact seconds of usage.

Market analysis

In accordance with the New EU Framework, the Spanish NRA should identify those markets which lack effective competition, in which case it would impose specific obligations upon operators with SMP.

Retail access and telephone traffic services

Following a market analysis, CMT concluded that Telefónica de España is an operator with SMP in the provision of fixed telephony services (access to telephone network and traffic services). As an SMP operator, Telefónica de España has certain specific obligations, the most relevant including:

•
Telefónica de España may not engage in anticompetitive pricing or price discrimination among customers, offer anticompetitive bundled service packages or enter into abusive contractual terms with customers; and

•	Telefónica de España is required to meet certain disclosure requirements, including notice to the CMT of prices and business terms of offers prior to making them available to the market.

With respect to the retail telephone network access market, Telefónica de España has been identified as an SMP operator with obligations regarding carrier selection, cost accounting and accounting separation and price control on access lines.

In addition, CMT has identified Telefónica de España as an SMP operator in the lease lines market, imposing, among other obligations, the duty to provide access to a minimum set of lease lines under price controls.

Network access obligations and interoperability

Conditions for network interconnection are to be freely agreed among network operators. However, where parties are unable to reach an agreement, CMT may impose certain conditions in order to ensure interoperability. In addition, the law entitles CMT to impose specific network access obligations on operators with SMP.

As an operator with SMP in call termination on individual public telephone networks provided at a fixed location market Telefónica de España is required to submit an “Interconnection Reference Offer” outlining the terms and conditions under which it will interconnect with other operators.

On March 22, 2007, CMT adopted new regulations concerning call origination on fixed telephony network market, introducing additional obligations for Telefónica de España to provide wholesale access to telephone lines to other operators, allowing competitors to use its networks to provide access services and other associated services to their customers.

Telefónica Móviles España has been identified by the CMT as an operator with SMP in voice call termination on individual mobile networks. In September 2006, CMT established a progressive reduction schedule for mobile termination rates (the “glide path”) from October 2006 to September 2009.

Mobile virtual network operators (MVNOs)

MVNOs are mobile operators that are not entitled to use spectrum for mobile service provision. Consequently, they must reach an access agreement with a mobile network operator in order to provide mobile access to their customers.

On February 2, 2006, CMT established that mobile network operators collectively hold a dominant position in mobile access and call origination market.  Mobile operators are, therefore, obliged to negotiate reasonable access to their network upon request from an MVNO, charging reasonable prices for access services provided. MVNOs and mobile operators negotiate an access agreement on a commercial basis. If parties are unable to reach an agreement independently, CMT may intervene to resolve the dispute.

Carrier selection

Telefónica de España, as a designated SMP in the supply of connection to public telephone networks from a fixed location, must allow subscribers to select an alternative operator for certain type of calls (local, long-distance, fixed-to-mobile, premium rate). This selection could be done on a permanent model (preselection) or a call-by-call basis (carrier selection code). The use of Carrier Selection (“CS”)/Carrier Preselection (“CPS”) based services has been declining, as local loop unbundling has grown.

Local loop access

On May 11, 2006, CMT adopted a decision regarding unbundled access to the local loop for the purpose of providing broadband and voice services, which confirmed Telefónica de España’s SMP status in this market, imposing the following obligations:

•
full and shared unbundled access to copper loops and sub-loops, including collocation facilities and ancillary services, or access to information system and integrated management systems for wholesale service provision;

•	cost oriented tariffs and accounting separation; and

•	transparency and non-discrimination obligations including an “Unbundling Reference Offer”.

Access to broadband services

Telefónica de España has been identified as a SMP operator in the broadband services market and consequently CMT has imposed the following obligations on Telefónica de España:

•
to provide wholesale broadband access service to other operators in order to ensure technical and economic replicability of Telefónica’s retail broadband offers to retail customers (IP and ATM bitstream services);

•	country average cost-oriented tariffs and accounting separation;

•	non-discrimination; and

•	to publish a wholesale broadband access reference offer.

Universal service obligations

The General Telecommunications Law outlines provisions to ensure that certain basic telecommunications services must be guaranteed to all Spanish citizens.

Universal service is defined, under the law, as a set of communication services guaranteed to all end users, irrespective of their geographic location, of a determined quality and at an affordable price. Universal service ensures that all citizens receive a connection to the fixed line public network and network services, a telephone directory service, a sufficient number of public telephones, and functional Internet access. Additional provisions are included under the scope of universal service obligation, or USO, in order to ensure that users with disabilities and special social needs, including those with low incomes, have access to the services enjoyed by the majority of users.

Telefónica de España has been designated to provide universal service until December 31, 2008. To finance universal service, the General Telecommunications Law stipulates that CMT must determine whether the net cost to provide universal service implies an unfair burden for the operators. Although, CMT had issued several resolutions assessing that Telefónica de España does not have a right to be compensated by other operators as there is no competitive disadvantage or unfair burden, recently CMT has published a resolution which established net cost of USO for 2003, 2004 and 2005 (an aggregate of €285 million for the period). Operators’ contribution to USO funding is still pending.

Service quality

On March 29, 2006, a regulation was approved which established certain quality of service, or QoS, obligations for electronic communications service providers such as including service level agreements, or SLAs, commitments in electronic communication retail contracts. This regulation also requires operators to provide adequate information to customers in relation to service quality levels and detailed billing disclosure to customers. Additionally, a standardized process for billing customers has been implemented under this regulation.

Data retention for law enforcement purposes

The 2006 Directive 2006/24/EC of the European Parliament and of the Council of March 15, 2006 on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks (“Data Retention Directive”) which seeks to harmonize the national data retention regulations derived from the EU e-Privacy Directive, was incorporated into Spanish legislation in November 2007. Electronic communications operators are obliged to ensure the retention of data on electronic communications for a period of two years. Spain has implemented a register of pre-pay mobile customers in conjunction with these requirements.

Morocco

Regulatory framework

With the enactment of the Postal and Telecommunications Law in 1997, the National Postal and Telecommunications Office, the Moroccan government entity that oversaw the state monopoly over postal and telecommunications services, was restructured to separate the state-owned telecommunications operator from the state-owned postal and financial services provider, and to create an independent regulator.

The Postal and Telecommunications Law of 1997 sets forth the basic principles governing the telecommunications sector in Morocco.  These principles were designed to encourage competition among telecommunications operators and govern the granting of licenses for the provision of services and the use of spectrum. Specific decrees concerning subjects such as interconnection requirements, the provision of leased circuits and the regulation of individual licenses provide the rest of the regulatory framework for telecommunications. The National Agency for Telecommunications Regulation, or ANRT, is responsible for regulation of the telecommunications industry in Morocco.

Licenses and concessions

On August 2, 1999, the decree n° 2-99-895 granted to Medi Telecom a GSM license to provide wireless services on the 900 MHz band in Morocco, for a period of 15 years. It may be renewed for an additional five-year period, subject to the fulfillment by the operator of certain terms and conditions.

On July 13, 2005, the decree n° 2-05-774 extended the GSM license of Medi Telecom for another 10 years, until August 2024. In exchange for this extension period, Medi Telecom must pay 1% of the revenues obtained from the provision of GSM services starting from August 2014 (the previously scheduled expiration date).

Regarding fixed line services, in April 2006, the decree n° 2-05-1535 granted to Medi Telecom a new generation network license, for a period of 30 years renewable for additional periods which cannot exceed five years, which allows it to provide fixed services and to use any technology for the local loop (the 3.5 GHz band has been assigned to Medi Telecom).

In December 2006, the decree n°2-06-500 granted to Medi Telecom a 3G license which allows it to provide 3G services, for a period of 25 years and could be renewed for additional periods which cannot exceed five years, except the first one which could be for ten years. Medi Telecom lunched its first 3G services on April 16, 2007.

Telefónica O2 Europe

United Kingdom

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. Under this act, responsibility for the regulation of electronic communications networks and services rests with the Office of Communications, or Ofcom.

Licenses and concessions

O2 UK has provided GSM services since July 1994. Its GSM license is of indefinite duration (GSM900: 2x17.4MHz and GSM1800: 2x5.8MHz). In April 2000 O2 UK was awarded a UMTS license, which expires on December 31, 2021 (2 x 10MHz + 5MHz).

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

On February 26, 2008, Ofcom issued O2 UK with a notification stating that it was in breach of the coverage obligation within its UMTS license and had until June 30, 2008 to remedy the situation. However, on May 2, 2008 Ofcom confirmed that O2 had now met its coverage obligation.  Ofcom will conduct a further assessment to ensure that all licensees remain compliant on December 31, 2008.

In September 2007, Ofcom published initial proposals to recover 2x7.5MHz of O2 UK’s GSM900 spectrum in 2010, in order to give effect to a pending EC Decision on liberalizing the 900MHz and 1800MHz bands for UMTS uses.  O2 UK has contested Ofcom’s analysis and awaits a further consultation on the matter in light of the data provided by O2 UK and others.

The U.K. Minister for Trade and Industry may also revoke the license for national security reasons, or in order to comply with the United Kingdom’s EU or other international obligations.

Market reviews

On March 27, 2007, Ofcom published the charge controls to which mobile operators are subject for the provision of mobile call termination services from April 1, 2007 until March 31, 2011.  The charge control requires that O2 UK’s average termination charges should be reduced to 5.1 pence per minute (at 2006-2007 prices) by the final year of the charge control period, and that the reduction should be implemented in four equal steps across the four years.  Ofcom’s decision imposing the price controls was appealed by British Telecommunications plc and Hutchison 3G UK Limited and, pursuant to those appeals, the level of the price cap is currently being investigated by the Competition Commission. Such Commission is expected to conclude its report on the appeals by October 31, 2008, although this deadline may be extended.  Following the conclusion of the appeal, Ofcom may then need to take a new decision about the level of the price control.

Future spectrum

In December 2006, Ofcom began regulatory review on granting spectrum rights in the UMTS expansion band (2500MHz-2690MHz). Ofcom is expected to take a final decision on the procedure and timetable for the release of this spectrum later in 2008.

Germany

The EU Regulatory Framework was implemented in Germany at the end of June 2004 by the Telecommunications Act. Responsibility for regulation of electronic communications networks and services rests with the telecommunications regulator, Budesnetzagentur, or BNetzA.

Licenses and concessions

O2 Germany was awarded a GSM license for 1800MHz spectrum in October 1998, and on February 2007 O2 Germany was awarded 900MHz GSM spectrum for GSM use. Accordingly, O2 Germany is now licensed to use GSM900 2x5MHz and GSM1800: 2x17.4MHz. The GSM license expires on December 31, 2016.

Under § 58 VIII TKG (the German Telecommunications Act) frequency-assignments are limited in time, although a renewal or extension of the term is possible.  The federal network agency has not yet decided on the conditions for renewing the frequency assignments.  However, before expiration, we expect there to be a public hearing, and for BNetzA to set out its approach to renewal, including the terms on which the licenses will be extended (pricing, technology neutrality, etc.).

In August 2000 O2 Germany was awarded a UMTS license, which expires on December 31, 2020 (2x9.9MHz).

Market reviews

In August 2006, BNetzA completed its review of voice call termination on individual mobile networks and concluded that, as an operator with SMP, the charges O2 Germany made to other operators for terminating calls on the O2 Germany network had to be reduced, requiring O2 Germany to lower its call termination charges from €0.124 per minute to €0.994 per minute. In 2007, O2 Germany was required to reduce further its termination charges from €0.994 per minute to €0.880 per minute. O2 Germany has brought legal challenges of BNetzA’s decision that O2 Germany has SMP and against the imposition of regulatory remedies, its 2006 decision to require termination charges to be reduced from €0.124 per minute to €0.994 per minute and its 2007 decision to require termination charges to be reduced from €0.994 per minute to €0.880 per minute. These actions are all pending.

Spectrum

In February 2006, BNetzA decided to allocate 900MHz GSM spectrum to O2 Germany. This decision was challenged in the courts by German Railways Deutsche Bahn AG, and in the first instance the court refused the claim. There is no automatic right of appeal, but an application is currently pending.

At the end of 2007 BNetzA began a spectrum sale in the IMT2000/UMTS extension bands.  BNetzA has indicated that it will auction mobile spectrum at 2.6 GHz (70 MHz FDD / 50 MHz TDD ) together with available spectrum at 2.1 GHz (19,8 MHz FDD [ex. Mobilkom + QUAM] /19,2 MHz TDD) and 1.8 GHz (10 MHz FDD [ex. O2 + E-Plus]). Due to technology neutrality, non-UMTS Mobile Network Operators (“MNO”s) (e.g. WiMax) and due to three spectrum bands, additional new UMTS-entrants will be attracted. For existing UMTS-MNOs there shall be no preferred spectrum award (following existing UMTS-license). The licenses will last until December 31, 2025 and require 25% and 50% pop-coverage to be offered (by 2013 and 2015 respectively). BNetzA has published a decision that the allocation will take place by way of an auction procedure. However, it is not yet clear how and when this will take place (possibly in mid-2009).

Czech Republic

The EU Regulatory Framework was implemented in the Czech Republic in 2005 by the Electronic Communications Act. Responsibility for regulation of electronic communications networks and services rests with the Czech Telecommunication Office, or CTO. Governmental responsibility for the area of electronic communications lies with the Ministry of Industry and Trade.

Several changes occurred in the legal environment of the electronic communications market in the Czech Republic in 2007. Act No. 127/2005 Coll. on electronic communications and on amendment of related laws was amended in respect of provisioning special price plans to the disabled as part of universal service and radio and television broadcasting.  Furthermore, an amendment to the act on radio and television broadcasting was passed, primarily to unblock the transition to terrestrial digital broadcasting.

Licenses and concessions

Telefónica O2 Czech Republic performs communication activities under the Electronic Communications Act based on a notification to and a certificate from the CTO number 516 as amended by later changes numbers 616/1, 516/2 and 516/3.

Mobile segment

Telefónica O2 Czech Republic provides mobile electronic communications services in 900 and 1800 MHz frequency bands under the Global System for Mobile Communications, or GSM standard on the basis of radio frequency assignment from CTO valid until February 7, 2016 in the 2100 MHz frequency band under the UMTS standard on the basis of radio frequency assignment from CTO valid until January 1, 2022; and in the 450 MHz frequency band using CDMA2000 (Code Division Multiple Access, or CDMA) technology.

Market reviews

In accordance to the market analyses performed by the CTO, Telefónica O2 Czech Republic was designated an SMP entity in 12 Czech markets, both retail and wholesale. The CTO started a second round of market analysis in 2007, which is still pending.

Prices and tariffs

In April 2006, price regulations for access at fixed point to the telephone network and for calls in the fixed network were abolished. Subsequent analyses of the relevant markets showed that no further price regulation was necessary. Additionally, provision of access at a fixed location was taken out of the scope of universal service in 2006.

Slovakia

On September 7, 2006, Telefónica O2 Slovakia was granted a license to provide electronic communications services by the means of the public electronic communications network using the GSM and UMTS mobile telephone network standards within Slovakia. The license has been granted for 20 years and expires on September 2026.

The following obligations were part of the license:

•	a requirement to put into operation its own GSM network within six months;

•	a requirement to put into operation a UMTS network within 12 months; and

•	a requirement to put into operation 400 GSM base stations covering 12% of population using its own network within 12 months.

O2 Slovakia fulfilled these obligations in 2007.

Ireland

In Ireland responsibility for the regulation of electronic communications networks and services rests with the Commission for Communications Regulation, or ComReg.

Licenses and concessions

O2 Ireland has provided GSM services since March 1997 after having been awarded a license in May 1996. Its GSM900 license has a duration of 15 years (GSM900: 2x7.2MHz) from 1996. In 2000 it was awarded an additional GSM1800 license (2x14.4MHz) which also has a term of 15 years. In October 2002 O2 Ireland was granted a UMTS license, which has duration of 20 years (2 x 15MHz + 5MHz).

The license can be surrendered by the operator at any time. However, ComReg can only revoke the license before its expiration date if the licensee does not pay its fees or if there has been a substantial breach of the terms of the license.

The Minister for Communications, Energy and Natural Resources may also revoke the license for national security reasons, or in order to comply with EU or other international obligations.

Future mobile spectrum

In March 2008, ComReg published a draft strategy document for spectrum management during the period from 2008 through 2010. ComReg is expected to commence a public consultation on issues such as the refarming of 900 MHz spectrum and the digital dividend.

Telefónica Latin America

Brazil

Regulatory framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997.

The National Agency for Telecommunications, ANATEL, is the principal regulatory authority for the Brazilian telecommunications sector.

Licenses and concessions

Concessions are granted for services provided in the public regime and authorizations are granted for services provided in the private regime. The only service provided in both regimes is the switched fixed telephone service, or STFC. All other services are provided only in the private regime.

The main differences between the public regime and the private regime relate to the obligations imposed on the companies. The concessionaires in the public regime, such as Telesp, have network expansion obligations (universal services obligations) and continuity of service obligations. These obligations are not imposed on the companies which provide services in the private regime.

In the state of São Paulo, Telesp provides local and long distance STFC under the public regime.  In the other Brazilian states, Telesp provides local and long distance STFC under the private regime and broadband services under the private regime.

Telesp’s concession agreements (local and long distance) were extended in December 2005 for an additional period of 20 years. These agreements contemplate possible revisions in their terms by ANATEL in 2010, 2015 and 2020. Telesp’s terms of authorization (local and long distance) were granted for an unlimited period of time.

Under the renewed concession agreements and during the 20-year renewal period, Telesp will be required to pay a biannual fee equal to 2% of its annual net revenue (excluding taxes and social contributions), for the provision of fixed-line public telecommunications services in its concession area (State of São Paulo) for the prior year.

Brazilian telecommunications regulations require ANATEL to authorize private regime companies to provide local, national, and international long distance STFC.

Telesp also has an authorization to provide data and broadband services in the private regime in the state of São Paulo.

On December 4, 2002, ANATEL authorized the migration from the cellular mobile service, or SMC, regime to a new licensing regime, personal mobile service. Brasilcel’s operators replaced all their old licensing titles granted under the old SMC regime with new personal mobile service authorization titles. The new personal mobile service licenses include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to certain schedules included in the licenses.  The following licenses are held by our Brazilian mobile operating company, Vivo:

•	Celular CRT until 2022 (renewed in 2006);

•	Telerj Celular until 2020 (renewed in 2005);

•	Telest Celular until 2008 (renewal requested on February 23, 2006 and decision is pending);

•	Telebahía Celular and Telergipe Celular until 2008 (Telebahía Celular requested renewal on November 30, 2005 and Telergipe Celular requested renewal on February 23, 2006 and decisions are pending);

•	Telesp Celular until 2008 or 2009, for the cities of Ribeirao Preto and Guatapará (renewal has been requested and decision is pending);

•	Global Telecom until 2013, Telecentro Oeste until 2021, (renewed in 2006);

•	Teleacre Celular, Teleron Celular, Telemat Celular and Telems Celular until 2009 (renewal has been requested and decision is pending);

•	Telegoiás Celular until 2008; which renewal has been requested on February 23, 2006 (renewal has been requested and decision is pending); and

•	Norte Brasil Telecom, until 2013.

The renewal of licenses must be solicited 30 months before expiration. Spectrum rights may be renewed only once for a 15-year period, after which title to the license must be renegotiated.

Prices and tariffs

ANATEL regulates rates for the STFC provided in the public regime. Operators with licenses to operate under the personal mobile regime are authorized to increase basic plan tariffs only for inflation and only on an annual basis.  Operators are also allowed to establish non-basic tariffs and modify them without ANATEL’s prior approval.

The network usage fee, or EILD, is subject to a price cap stipulated by ANATEL.

The rates that mobile service providers may charge their customers are also regulated by ANATEL. The SMP regime allows operators to freely negotiate interconnection rates with other operators. If they fail to reach an agreement, each operator may call upon ANATEL to determine the terms and conditions of interconnection.

Interconnection

In July 2005, ANATEL published a new regulation for interconnection among providers of telecommunications services, which require operators to issue a public document disclosing all of the conditions for the establishment of interconnection for all classes and types of services.

Competition law

Brazilian competition regulation is based on Law No. 8,884 of June 11, 1994 which prohibits any practice aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising dominant market position. The Economic Law Office, or SDE, the Secretariat for Economic Monitoring, or SEAE, and the Administrative Council for Economic Defence, or CADE, are the agencies authorized to enforce the competition rules.

Mexico

Regulatory framework

The provision of all telecommunication services in Mexico is governed by the Federal Telecommunication Law and various service-specific regulations.  The governmental agencies which oversee the telecommunications industry in Mexico are the Secretariat of Communications and Transportation, or SCT, and the Federal Telecommunications Commission, or COFETEL.

Licenses and concessions

In Mexico, authorizations to provide mobile telephony services (“mobile” and personal communication services, or PCS, for the 800MHz and 1.9GHz bands, respectively) are granted through concessions.  Currently, regarding the “mobile” licenses (800MHz), only one Band A and one Band B service provider may provide mobile telephony services in each region. Regarding PCS licenses, there is no exclusivity in the provision of service, in each region by more than one operator. In fact, there are currently three operators in each region.  These concessions were granted in 1998 and 2005 for a period of twenty years, and may be renewed for additional twenty-year periods, subject to the fulfillment by the operator of certain terms and conditions.

In total, Telefónica Móviles México, and its subsidiaries have 22 licenses granted by SCT, which enable it to provide telecommunications services:

•
Telefónica Móviles México’s mobile operating companies have been granted concessions to operate mobile telephony services on Band A until 2010. SCT granted licenses to Baja Celular Mexicana, S.A. de C.V., or Bajacel, dated July 17, 1990 Movitel del Noroeste, S.A. de C.V., or Movitel, also dated July 17, 1990 Telefonía Celular del Norte, S.A. de C.V., or Norcel, dated July 23, 1990 and Celular de Telefonía,

S.A. de C.V., or Cedetel, dated August 2, 1990. The renewal of those four concessions was requested in 2005. Renewal decision is still pending.

•
Furthermore, SCT granted to Telefónica Móviles México, through Pegaso Comunicaciones y Sistemas, S.A. de C.V. a license to provide public telecommunications services, on June 23, 1998, and nine spectrum licenses, dated October 7, 1998, in the 1900Mhz band to provide personal communication services in each of the nine PCS service region, and valid until 2018. Those licenses may be extended for additional twenty-year periods. On April 21, 2005, SCT granted Telefónica México four more spectrum licenses in the same 1900MHz band, to provide the PCS service and have more bandwidth in regions 3, 5, 7 and 8, valid for 20 years, and with the possibility be renewed for up to 20 additional years.

•	SCT also granted to Telefónica Móviles México, through Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or GTM, several licenses:

i)	on June 24, 1998, to install microwave links in 23GHz frequencies, for a period of 20 years;

ii)	on December 13, 1999, to install microwave links in 7GHz frequencies, for a period of 20 years, and that can be renewed;

iii)	on June 5, 2003, to install a public telecommunication network to provide domestic and international long distance service granted, for a period of 15 years, and that can be renewed; and

iv)	on March 28, 2006, GTM was authorized a renewal of the concession to provide fixed telephony and public telephony, nationwide for a period of 15 years, that can be renewed.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with COFETEL. Rates do not enter into force until registered by COFETEL.

Interconnection

Mexican telecommunications regulations obligate all telecommunications network concessionaires to execute interconnection agreements on specific terms when requested by other concessionaires. Interconnection rates and conditions may be negotiated by the parties. However, should the parties fail to agree, COFETEL must fix the unresolved issues, including tariffs.

Foreign ownership/restrictions on transfer of ownership

Mexican foreign investment law restricts foreign investment in local fixed service and other telecommunications services to a maximum of 49% of the voting stock, unless the Mexican National Commission of Foreign Investment approves a higher percentage participation, which it can do only in the case of mobile telecommunications companies.

Bajacel, Movitel, Norcel, Cedetel and Pegaso, as mobile telecommunications companies, received the required approvals from the National Commission of Foreign Investment permitting our ownership of more than 49% of their outstanding voting capital.

GTM, a company in which Telefónica México has an interest, provides local fixed and long distance services. This operator complies with Mexican foreign investment law, and has a stock structure that includes the participation of its Mexican partner, Enlaces del Norte. S.A. de C.V., which has 51% of the voting stock.

Competition law

The Federal Economic Competition Law enacted in 1992 and amended on June 28, 2006 prohibits monopolies and any practices that tend to diminish, harm or impede competition in the production, processing, distribution or marketing of goods and services. The Federal Competition Commission, or COFECO, is the administrative body empowered to enforce the Law.

Venezuela

On June 1, 2000, the national legislative commission approved the Telecommunication Law. On February 1, 2006, the national legislative commission approved the Ley Habilitante that grants the President of the Republic capacity to enact decrees in relation to the telecommunication sector.

Licenses and concessions

Telcel has been granted a mobile telephony concession to operate and offer mobile services in the 800 MHz band with national coverage, granted in 1991 and expiring on May 31, 2011 that may be extended for a 20-year term.  Telcel also holds a private network services concession, granted in 1993 and renewed on November 28, 2007 that allows Telcel to offer point-to-point or point-to-multipoint private telecommunication services to corporations.  In 2000, Telcel was granted a general license (Habilitación General) to offer local telephony services, national long distance services and international long distance services and to otherwise operate telecommunications networks for a 25-year period expiring on December 15, 2025. In 2001, Telcel obtained a concession to offer fixed wireless access services nationwide using wireless local loop technology.

On November 28, 2007, the National Telecommunications Commission, or CONATEL, in accordance with the Telecommunications Law, incorporated into the general license the rest of the services provided by Telcel: mobile, private networks, Internet access and transport. On that same date, Telcel was granted a concession to operate in the 1990 MHz band for a renewable 10-year period.

Prices and tariffs

Under Venezuelan regulations, telecommunications operators are free to determine and set prices for the services that they offer. However, exemptions to the free pricing regime may be applicable to market dominant operators, universal services projects or as a result of market distortions caused by anti-competitive conduct as determined by the Competition Agency.

Competition law

Venezuelan law governing competition is the Promotion and Protection of Free Competition Act 1992. It prohibits monopolistic and oligarchic practices and other means that could impede, restrict, falsify, or limit the enjoyment of economic freedom. The Office of the Superintendent for the Promotion and Protection of Free Competition is the agency empowered to apply the Competition Act.

Chile

Regulatory framework

The General Telecommunications Law No. 18,168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile.

The main regulatory authority in Chile is the Under-Secretary of Telecommunications, or SUBTEL.

Licenses and concessions

Under the General Telecommunications Law, companies must obtain licenses in order to provide fixed telecommunications services. Licenses granted for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator, though certain licenses held by Telefónica Chile have longer terms.

Telefónica Chile holds the following licenses for the provision of telecommunications services:

•
Local telephony public service licenses. Telefónica Chile holds a license for local telephone service in all regions of Chile for a 50-year renewable period which began on December 1982, except Regions X and XI, which were incorporated to such license in 1995.  In addition, Telefónica Chile holds licenses for local telephone service in the Santiago Metropolitan Region and in certain cities in Regions V and VIII for an indefinite term.  Telefónica Chile also holds a nationwide public service renewable license for data transmission for a 30-year period beginning as of July 1995.

•
Multicarrier long-distance licenses.  Under the Multicarrier System, Telefónica Chile’s former long-distance subsidiary, Telefónica Mundo Larga Distancia S.A. (before Telefónica Mundo), held 30-year renewable licenses, for a period beginning as of April 1993, to install and operate a nationwide fiber-optic network, a network of base stations and other transmission equipment, and to provide domestic and international long-distance services, including voice, data and image transmission, throughout Chile. Telefónica Chile’s other long-distance subsidiary, Globus, also held licenses for an indefinite term to provide domestic and international long-distance services through central switches and cable and fiber-optic networks nationwide. After the merger of these subsidiaries in 2006, all the aforementioned licenses remain under the ownership of the same company, which is now known as Telefónica Larga Distancia.

•
Public service data transmission.  In addition to the 30-year data transmission license previously mentioned, Telefónica Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

•
Public service mobile telephony licenses.  Telefónica Móviles Chile holds licenses with indefinite terms, beginning as of November 1989, to provide public service mobile telephony services throughout Chile in the 800 megahertz frequency range.  Telefónica Móviles Chile also holds three concessions for the provision of mobile telecommunications services nationwide in the 1900 MHz band. These concessions may be renewed for successive thirty-year periods as of 2002 at the request of the holder.

•
Limited television license.  Telefónica Chile’s subsidiary Telefónica Multimedia, has a license to establish, operate, and use a part of the spectrum of the 2.6 GHz bandwidth in Santiago, Chile, for an indefinite period.  Such license was modified to be an intermediate telecommunications service concession, authorizing the frequencies used to communicate voice, data and images, for a 30-year period. This period starts from the publication in the Official Gazette in February 29, 2007. This license is authorized by Resolution No. 47 enacted on November 28, 1990 by the National Council of Television and amended by Resolution No. 1536 of 1994, and Resolution 1453 of 2002, both Subtel resolutions.  Since December 2005, Telefónica Chile, through Telefónica Multimedia, holds a nationwide 10-year renewable license to provide limited satellite television service. Additionally, in January of 2006, Telefónica Chile, through Telefónica Multimedia, was assigned a limited television service license to provide the service nationwide in the main municipalities, except Region III, through Telefónica Chile’s xDSL broadband network for an indefinite period. Moreover, in March 2007, a limited television service license was granted in order to provide this service, through the XDSL broadband network, in the Santiago Metropolitan area, for an indefinite period.

Prices and tariffs

Under the General Telecommunications Law, maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy. In addition, the Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the General Telecommunications Law.

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

Competition law

The principal regulation concerning competition in Chile is Decree No. 511 of September 17, 1980. Pursuant to the provisions of this law, acts or behavior involving economic activities that constitute abuse of a dominant market position, or limit, restrain, or distort free competition in a manner that injures the common economic interest in the national territory are prohibited. The Competition Tribunal deals with infringements of competition law.

Argentina

Regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19,798) of 1972 and in the specific regulations governing each type of telecommunications service. Also, Decree 264/98 established a transitory period from a monopolistic market towards a free market, promoting the protection of small operators while imposing obligations on basic services licensees. Decree 764/00, established the new and actual regulatory framework rules for a free market, and includes interconnection, licenses, universal service and spectrum rules.

The following regulatory authorities oversee the Argentine telecommunications industry:

•	the National Communications Commission, or CNC supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

•
the Secretariat of Communications, or SECOM, grants new licenses, regulates the bidding and selection processes for radio-spectrum authorizations, and approves the related bidding terms and conditions.

Licenses and concessions

Telefónica de Argentina holds licenses for fixed line services, all granted for an unlimited period of time, which entitle it to provide fixed line telecommunications services; international telecommunications services; local services in the northern and southern regions; long distance, international and data transmission telecommunications services in the northern region; and Internet access and international data transmission services.

Telefónica Móviles de Argentina’s licenses for the provision of mobile services include PCS licenses and corresponding authorizations for use of spectrum for different regions, licenses and corresponding authorizations for use of spectrum for mobile telephone services for different regions; and licenses for trunking, or closed user group, services for different cities.

These licenses do not expire, but may be cancelled by the SECOM as the result of failure to comply with the terms of its license.

Prices and tariffs

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004. This law also established that the decisions made by the Argentine government during the renegotiation process shall not be limited by, nor subject to, the stipulations contained in the regulatory frameworks currently governing concession or licensing agreements for the respective public utilities. Renegotiated agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government. We have temporarily suspended our participation in these proceedings in light of an agreement we reached with the Argentine government on February 15, 2006.  If this agreement is approved by the Argentine Congress we plan to withdraw our claims against the Republic of Argentina.

Additionally, Decree No. 764/00 established that providers of telephone services may freely set rates and/or prices for their service which shall be applied on a non-discriminatory basis.  However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.  Providers may freely set their rates by areas, routes, long distance legs and/or customer groups so long as they are below the amounts established by the general tariff structure.

Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power. These guidelines establish information obligations with which operators must comply with respect to tariffs, both toward clients and the national regulator.  This Decree also establishes the powers the regulator has to revise or revoke such tariffs.

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

Competition law

Law 25,156, on Protection of Competition prohibits any acts or behaviors related to the production or trade of goods or services, whose purpose or effect is to prevent, restrict or distort competition or market access, or that constitute abuse of dominant position in a market. The National Commission for the Defense of Competition is the authority entrusted with application of the law.

Colombia

Regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 72/89 and Decree 1900/90 establish the general regime for telecommunications and broadcasting services and networks. Operators seeking to provide telecommunications services in Colombia must obtain a concession from the Colombian government. Concessions may be granted by license or contract.

In relation to value added services and fixed telephony services, by Decree 2870/07 the Communications Minister modified the authorization system. To provide these services under the modified authorization system, operators must apply for a convergent title. This title grants the right to provide convergent services like long distance communications, Value Added Services and carrier services for a period of ten years (which can be extended for an additional 10 years). Convergent titles do not cover mobile telephony and television services.

Licenses and concessions

Concessions for mobile services in the Eastern Region, the Caribbean Coast Region and the Western Region were granted in March, 1994 for a ten-year period and extended for ten years until March 28, 2014. At the expiration of this period, the concessions must be renegotiated. Telefónica Móviles also holds concessions to provide value added services nationwide, granted in August 1997 initially for a ten-year period, extendible once for an additional ten years, and granted in December 1994 initially for a ten-year period, extended until December 2014.

Additionally, Telefónica Móviles holds concessions for carrier services nationwide, granted in June and November 1998 (initially for ten years and may be extended once for an additional ten years). Telefónica Móviles has requested renewal of these concessions. The renewal decision is still pending.

With respect to fixed line services, Law 142/1994 establishes a general indefinite permission for all operators to operate as local exchange carriers in the national area.  Colombia Telecom holds a legal indefinite authorization since 1947 to operate as a long-distance carrier throughout Colombia and abroad.  Colombia Telecom holds a 20-year concession for offering value added services within Colombia and in-connection abroad, granted on November 8, 1991.

With respect to value added services, a national and in-connection abroad license was granted on December 2, 1994, for a ten-year period and was extended in 2004 until December 30, 2014.  The license that Celumovil had until 2007 has expired and cannot be renewed due to the decree 2870 of 2007.  As far as Colombia Telecom is concerned, pursuant to resolution No 4120 - November 8, 1991, the Minister of Communications granted its predecessor, Empresa Nacional de Telecomunicaciones (Telecom), an authorization to provide value added services, telematic services and to extend a value added network for a 20-year period, until November 8, 2011.

Article 13 of Decree 1616/2003 establishes that Colombia Telecom can exploit the licenses, permissions, concessions and other authorizations which were granted to Empresa Nacional de Telecomunicaciones (Telecom) to provide telecommunications services.  Consequently, Colombia Telecom has its authorization until to November 8, 2011.

Interconnection

Mobile operators in Colombia have the right to interconnect to other operators’ networks. Before the regulatory authorities will intervene, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

Prices and tariffs

Mobile-to-mobile tariffs charged to customers are not regulated, although they may not be discriminatory. Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones. The regulator set a price cap of 392 Colombian pesos per minute for fixed to mobile tariffs since November 1, 2006. Local tariffs are regulated, but operators have the opportunity to offer several alternative plans that are not regulated although they must be registered.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59 on Restrictive Trade Practices. The law prohibits entering in any agreement or engaging in any type of practice, procedure, or system that aims to limit free competition and abuse of a dominant position. The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

Regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

Licenses and concessions

Telefónica del Perú provides fixed line telecommunications services based on concessions granted by the Ministry of Transportation and Communications, or TMC. The concession term is for 20 years, which may be renewed totally or partially at Telefónica del Perú’s request. Total renewal is for an additional 20-year period. Partial renewal is for periods of up to five additional years. A partial renewal was approved by a 1999 Ministry Resolution, extending the concession term until 2019.

Providers of mobile services seeking to operate in Peru must obtain a non-exclusive license from the TMC. Licenses are granted by means of a license agreement entered into between the TMC and the licensee and set forth the licensee’s rights and obligations, including the regions where the licensee is authorized to operate. Licenses are granted either by application or through a bidding process.

Telefónica Móviles has a concession for the provision of mobile services on Sub Band A of the 850 MHz Band and Sub Band of 1900 MHz (in these bands, Telefónica Moviles can also provide fixed wireless services) for a 20-year period, renewable upon request for identical periods. It also holds concessions for offering international and domestic long distance carrier services, granted in February 2002 for a 20-year period. Additionally, it has a concession for the provision of wireless fixed telephony services on the 450 MHz and 900 MHz band for a twenty-year period. Both concessions were granted on March 3, 2008. It also holds the concessions for local carrier services, which expire between 2016 and 2022. Concessions for domestic and international carrier services expire on February 5, 2019.  In addition, it has a concession for local fixed telephony services for national coverage, granted on August 10, 1999 for a 20 year period. These concessions may be renewed for successive twenty-year periods.

Under the concessions to provide mobile services, mobile operators are obligated to meet certain quality service requirements with respect to call failure, radio-electric coverage and quality of communications. These requirements are established on a yearly basis and are gradually increased in order to improve the quality of the service provided.

Prices and tariffs

Tariffs for fixed line services must be approved by the National Regulatory Authority, the Organization for Supervision of Private Investment in Telecommunications, or OSIPTEL, in accordance with a price cap formula based on a productivity factor.

Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession-holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.

Competition law

The general competition framework in Peru is base on the Legislative Decree No. 701.  This Law prohibits any monopolistic practices, controls, and restraints on free competition and it is applied, in the telecommunication sector, by OSIPTEL.

Ecuador

Regulatory framework

The Special Telecommunications Law and the General Regulation to the Special Telecommunications Law establish the regulatory regime applicable to the provision of telecommunications services in Ecuador.

Licenses and concessions

Otecel holds a concession to provide mobile telephony services, which expires on November 29, 2008 and may be extended for a subsequent 15-year period. On April 2008, the Ecuadorian government and Otecel agreed upon the economic terms of the renewal of such concession by way of entering into a new agreement that will allow Otecel to provide advanced mobile services which includes 3G services (which were not permitted under former concessions).

The term of the new agreement shall be for a 15 year period from November 30, 2008 and it will assign 35 Mhz (25 in 850 Mhz Band and 10 in 1900 Mhz Band). The drafting of the new agreement is currently under negotiation.

Beside the above mentioned concession, Otecel holds a concession to provide fixed line and mobile carrier services, which expires on April 22, 2017 (and may be extended for a subsequent 15-year period) and different licenses for the provision of mobile value added services and Internet mobile access, each of which expires on February 21, 2010 and may be extended for a subsequent ten-year period. It also holds a license to provide conventional Internet services, which expires on January 25, 2011 and may be extended for a subsequent ten-year period.

A monthly fee amounting to 1% of the invoiced revenues of mobile services must be paid by all operators holding concessions to the National Secretary of Telecommunications as a contribution to support universal service.

Prices and tariffs

The mobile services concession of Otecel is subject to a maximum rate of $0.50 per minute for mobile services and a maximum rate of $0.10 per minute for rural public telephony. Otecel may fix rates freely so long as it does not exceed these rates, and provided that it notifies the correspondent regulatory body 24 hours ahead of any price increase.

Otecel may fix rates freely under its carrier services concession.

Other business lines in Latin America

Country	License/Concession and authorizations	Type of service	Spectrum	Band	Expiration
El Salvador	Concession	Mobile network	25 MHz/800MHz	B Band	2018(1)
	Concession	Mobile network	30 MHz/ 1900MHz	C Band	2021

Guatemala	Concession	Mobile services	Two 15 MHz channels		2014(2)
	Concession	Mobile services	1895-1910/ 1975-1990	C Band	2014(2)
	Concession	Mobile services	1875-1870/1945-1950	D Band	2014(2)
	Concession	Mobile services	1885-1895/1965-1975	E and F Band	2014(2)

Nicaragua	Concession	Mobile telecommunications services	800 MHz	A Band	2013(3)
	Concession	Mobile telecommunications services	Additional spectrum 1900	D Band	2013

Panama	Concession	TDMA/CDMA/GSM	800/1900 Mhz	A Band	2016(4)

Uruguay	License	Mobile telephony	25 MHz 800 MHz		2022-2024(5)

(1)	Concessions for use of spectrum are granted for a 20-year period and may be renewed for additional 20-year periods upon execution of the proceedings set forth in the Telecommunications Law.

(2)
All of such concessions are granted for a fifteen-year term and may be renewed for subsequent fifteen-year terms at the request of the holder. In order to renew a title, the holder must demonstrate before the regulatory body, that the spectrum was effectively used during the previous 15-year term. All of these titles are set to expire in 2014.

(3)
Telefónica Móviles Nicaragua was granted a concession in 1992 for a ten-year period for the use of 25 MHZ of spectrum in the 800 MHz Band A to provide mobile telecommunications services, the regulatory entity granted to Telefónica Nicaragua 10 Mhz of additional spectrum in the 1900 Band D.  This concession was renewed for another ten-year period in 1998, and will expire on July 31, 2013. The concession may be renewed for another ten-year period through negotiation with TELCOR two years prior to the expiration of the current concession, subject to the fulfillment of certain terms and conditions by the operator.

(4)
The concession period is for 20 years and expires on 2016. This can be extended for another period in accordance with the concession contract. The Panamanian government gave us 10 MHz (5+5) in 1900 MHz Band, these new frequencies expires on 2016 and can be extend for another period.

(5)
Ending date depends on the spectrum concession: band 800 MHz (12.5MHz + 12.5MHz) – 20 years as or July 2004; band 1900 MHz (5MHz + 5MHz) – 20 years as of December 2002; and band 1900 MHz (5MHz + 5MHz) – 20 years as of July 2004.

Seasonality

Our main business is not significantly affected by seasonal trends.

Patents

Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

C.     Organizational Structure

See “—History and Development of the Company—Overview.”

D.      Property, Plant and Equipment

In 2007, we moved to our new central headquarters for the Telefónica Group, “Distrito C”, in Las Tablas (Madrid), Spain.

Fixed Networks

We have fixed networks in Spain, Latin America and Europe with a presence as incumbent in Spain, Argentina (the Greater Buenos Aires metropolitan area and the southern portion of the country), Brazil (São Paulo), Chile, Peru, Colombia and the Czech Republic.

Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have in recent years generally upgraded our networks as follows:

•	progressive introduction of broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc. increasing the bandwidth capacity of the accesses;

•
introduction of fiber access technologies (xPON) across different access scenarios: fiber to the home (FTTH), fiber to the building (FTTB), fiber to the curb (FTTC), fiber to the node (FTTN), etc., increasing the access speed up to 100Mbps;

•
making available powerful Internet Protocol/ Multiprotocol Label Switching (IP/MPLS) backbones and transmission technologies providing full connectivity to the rest of the network layers, such as access and control, to support services for all business and customer market segments (fixed and mobile);

•	migrating current time division multiplexing (TDM) switching networks (PSTN and ISDN) to new generation network (NGN) all IP packet networks;

•
providing for fixed-to-mobile convergence of networks, services and operation support systems & business support systems (OSS&BSS) systems in the operations and countries where it is feasible to do so;

•
migrating and concentrating transport technologies from legacy ones, such as asynchronous transfer mode (ATM), frame relay (FR), leased lines at low speed, plesiocronous digital hierarchy (PDH) and synchronous digital hierarchy (SDH), to the new generation of optical transport ones, such as dense wavelength division multiplexing (DWDM), coarse wavelength division multiplexing (CWDM) and new generation - synchronous digital hierarchy (NG-SDH); and

•	deployment of new services such as pay TV, under the “Imagenio” brand, to customers connected through broadband accesses in Spain, Czech Republic, Peru, Chile, Colombia and Brazil.

Mobile Networks

We have mobile networks in Spain, the United Kingdom, Germany, Ireland, the Czech Republic, Slovakia, Morocco, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Ecuador and Uruguay. In the case of Brazil (Brasilcel –Vivo) and Morocco (Medi Telecom) the ownership of the networks is shared with Portugal Telecom (50% and 32% respectively).

We use a number of mobile technologies in the countries in which we operate, for example, GSM and UMTS in Spain, the United Kingdom, Germany, Czech Republic, Slovakia, Latin America and Morocco; CDMA in other countries in Latin America and the Czech Republic and TDMA technology in certain other countries in Latin America.

We are continuing to work to upgrade our mobile networks in line with market trends, demand of new services from customers and the evolution of technologies.  The main steps we are currently taking include:

•	progressive migration from TDMA and CDMA technologies to GSM or UMTS technologies in markets where it is convenient;

•	introduction of broadband into mobile access using technologies such as UMTS, HSDPA and HSUPA;

•	deploying new services such as mobile television and exploring next generation music, video and game services based on Microsoft’s Playready technology;

•	exploring the feasibility of new technologies as WiMax, HSPA and LTE to provide mobile accesses with increased bandwidth; and

•	providing for F-M convergence of networks and services in the operations and countries where it is feasible to do so.

Satellite communications

We hold a 13.2% interest in Hispasat, which leases capacity to Eutelsat, Intelsat, New Sky Satellite and occasionally ArabSat.

The services provided using satellite platforms include television contribution signal to feed cable and IPTV head ends, DTH television, VSAT mainly for telephony and Internet access in rural areas, emergency solutions, corporate communications and international communications with some countries in Africa and in Asia.

Submarine cables

We are one of the world’s largest submarine cable operators. We participate in approximately 25 international underwater cable systems (nine of which are moored in Spain) and own eleven domestic fiber optic cables.

There are submarine cable connections between Spain and Africa, America, Asia and Europe, respectively, that are jointly owned by us with other telecom operators. The SAM-1 cable, which we own, has a length of approximately 22,000 kilometers underwater and 3,000 kilometers terrestrial and links different countries such as the United States, Puerto Rico, Ecuador, Guatemala, Peru, Chile, Brazil, Argentina and Colombia.

The principal services using the capacity of submarine cables are voice circuits, Internet and dedicated circuits for international traffic and for corporations and business customers.

Item 4A.     Unresolved Staff Comments

Not applicable.

Item 5.       Operating and Financial Review and Prospects

A.           Operating Results

Overview

We have structured our management according to a new regional and integrated management model, in which each business unit has responsibility over the fixed and mobile assets. Our business areas in 2007 were:

•      Telefónica Spain: fixed line in Spain and mobile telephony in Spain and Morocco;

•      Telefónica Europe: fixed line and mobile telephony in the rest of Europe; and

•      Telefónica Latin America: fixed line and mobile telephony in Latin America.

We are also involved in the media and call center areas through investment in Telefónica de Contenidos and Atento, respectively.

Presentation of Financial Information

The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by IASB.

At its meeting on July 26, 2006, our Board of Directors agreed to restructure the way in which we are managed in order respond to the increasing convergence of fixed and mobile telephony in the markets in which we operate.  In order to adapt to this new environment, we have developed a new regional, integrated management model, combining fixed line and mobile telephony services in order to offer customers the best integrated solutions and support in an era of fixed-mobile convergence.  We are now managed as three business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, each of which oversees the integrated fixed and mobile telephony business in its region.

Our three business areas form the basis of our segment reporting in our Consolidated Financial Statements for 2007 and 2006. Prior to the creation in 2006 of these three geographical business areas, our management was structured along product and service lines, with each such product or service line managed separately.  We did not have management at regional levels and, therefore, the necessary information to prepare segment information for 2005 on the same basis as our segment information presented here for 2007 and 2006 is not available.  As a result of the adoption of our new organizational structure, our presentation of financial information by business segment for 2007 and 2006 included under the heading “—Year ended December 31, 2007 compared to year ended December 31, 2006”, which is based on our new organizational structure, is not fully comparable with our presentation of financial information by business segment for 2006 and 2005 included under the heading “—Year ended December 31, 2006 compared to year ended December 31, 2005”, which is based on our old organizational structure.

Non-GAAP financial information

Operating income before depreciation and amortization

Operating income before depreciation and amortization, or OIBDA, is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short-term. Our management believes that OIBDA is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management. OIBDA also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use OIBDA to track our business evolution and establish operational and strategic targets. OIBDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. OIBDA is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. OIBDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions of euros)

Operating income before depreciation and amortization	15,056	19,126	22,824
Depreciation and amortization expense	(6,693)	(9,704)	(9,436)
Consolidated operating income	8,363	9,422	13,388

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

	Year ended December 31, 2007
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)

Operating income before depreciation and amortization	9,448	7,121	4,977	1,278	22,824
Depreciation and amortization expense	(2,381)	(3,559)	(3,386)	(110)	(9,436)
Consolidated operating income	7,067	3,562	1,591	1,168	13,388

	Year ended December 31, 2006
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)

Operating income before depreciation and amortization	8,647	6,571	3,708	200	19,126
Depreciation and amortization expense	(2,533)	(3,671)	(3,399)	(101)	(9,704)
Consolidated operating income	6,114	2,900	309	99	9,422

	Year ended December 31, 2005
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)

Operating income before depreciation and amortization	8,870	5,513	497	176	15,056
Depreciation and amortization expense	(2,804)	(3,461)	(364)	(64)	(6,693)
Consolidated operating income	6,066	2,052	133	112	8,363

Net financial debt and net total debt

Net financial debt is calculated by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated balance sheet), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated balance sheet). Net total debt is calculated by adding to net financial debt those commitments related to financial guarantees, not considered as net financial debt, and those related to workforce reduction. Our management believes that net financial debt and net total debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net total debt to calculate internally certain solvency and leverage ratios used by management. Neither net financial debt nor net total debt is an explicit measure of indebtedness under IFRS and may not be comparable to other similarly titled measures for other companies. Neither net total debt nor net financial debt should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing liabilities) as a measure of our liquidity.

The following table provides a reconciliation of our net financial debt and net total debt to gross financial debt as at the dates indicated.
	As of December 31,
	2005	2006	2007
	(in millions of euros)

Non-current interest-bearing debt	25,168	50,676	46,942
Current interest-bearing debt	9,236	8,381	6,986
Gross financial debt	34,404	59,057	53,928
Other payables	438	354	327
Non-current financial assets(1)	(1,044)	(1,794)	(2,284)
Current financial assets	(1,518)	(1,680)	(1,622)
Cash and cash equivalents	(2,213)	(3,792)	(5,065)
Net financial debt	30,067	52,145	45,284
Commitments related to financial guarantees	449	365	365
Net commitments related to workforce reduction	3,058	3,089	3,289
Net total debt	33,574	55,599	48,938

(1)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets.

Significant Transactions Affecting the Comparability of our Results of Operations in the Periods Under Review

During 2007, various changes occurred in our composition that affect the comparability of our operating results for the year ended December 31, 2007 to our operating results for the years ended December 31, 2006 and 2005. Please see Appendix I to our Consolidated Financial Statements for a detailed description of the principal changes in our composition affecting our financial statements during the periods under review covered by our Consolidated Financial Statements. The most significant changes are summarized below.

Sale of shareholding in Airwave O2, Ltd.

In April 2007, Telefónica O2 Europe, Plc, our wholly-owned subsidiary, sold 100% of the share capital of the U.K. company, Airwave O2, Ltd, for £1,932 million (equivalent to €2,841 million at the transaction date). The sale produced a gain of €1,296 million, recognized under “Other income” in our consolidated income statement for 2007 (see “Item 4. Information on the Company—History and Development of the Company” and note 19 to our Consolidated Financial Statements).

Sale of shareholding in Endemol Investment Holding, B.V.

In May 2007, we signed an agreement to sell our 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a consortium owned by Mediacinco Cartera, S.L., Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for €2,629 million. The transaction was completed on July 3, 2007 producing a gain of €1,368 million, recognized under “Other income” in the accompanying consolidated income statement for 2007 (see note 19 to our Consolidated Financial Statements).

Acquisition of indirect shareholding in Telecom Italia

On April 28, 2007, we, together with our partners Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A. and Sintonía, S.A., entered into a co-investment agreement and shareholders’ agreement which established the terms and conditions of our acquisition of an indirect shareholding in Telecom Italia through an Italian company, Telco, in which we have a 42.3% interest. Both agreements were modified on October 25, 2007 to include the Assicurazioni Generali Group companies, and the shareholders’ agreement was further amended on November 19, 2007.

On October 25, 2007 Telco acquired 100% of Olimpia, S.p.A., which held 18% of the voting shares of Telecom Italia. Also on that date, Assicurazioni Generali S.p.A. (together with its group companies Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) and Mediobanca S.p.A. contributed an aggregate of 5.6% of Telecom Italia’s voting shares to Telco.

On December 10, 2007, an agreement was reached to merge Olimpia, S.p.A. into Telco, as a result of which Telco’s entire stake in the voting shares of Telecom Italia (23.6%) became a direct stake.

We account for our investment in Telco using the equity method. For additional information on this acquisition see note 2 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts”.

Acquisition of O2

On January 23, 2006, we stated that we had complied with all the requirements of the full takeover offer for O2 made on November 21, 2005, finalizing the acquisition of 100% of the company’s shares.

The acquisition of the O2 Group amounted to €26,135 million (£17,887 million) (see note 5 to our Consolidated Financial Statements). We include the O2 Group in our consolidation perimeter using the full consolidation method from January 31, 2006.

In the comparison below of our results of operations, we have provided certain comparisons on a “like-for-like” basis in order to present an analysis of the development of our results of operations from year-to-year.  To make such comparisons, we have utilized 12 months of operations of certain companies of the O2 Group for 2006 rather than the 11 months of 2006 (from January 31, 2006) in which the O2 Group was included in our Consolidated Financial Statements.

Merger with Telefónica Móviles

On July 29, 2006, we merged with Telefónica Móviles, with the dissolution of Telefónica Móviles and the block transfer of all its equity to us to cover the share exchange.  We delivered 244,344,012 of our treasury shares to the shareholders of Telefónica Móviles, representing approximately 7.08% of our share capital at that date (see note 5 to our Consolidated Financial Statements).

Colombia Telecomunicaciones, S.A. ESP

In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share in the Colombian company Colombia Telecom in a public tender for €289 million (see note 5 to our Consolidated Financial Statements). We consolidate this company using the full consolidation method.

Sale of Telefónica Publicidad e Información, S.A. (“TPI”)

In July 2006, we accepted a public takeover bid launched by Yell Group Plc, or Yell, for 100% of the shares of TPI by tendering the 216,269,764 shares we owned in TPI, representing 59.905% of its share capital, for a total amount of €1,838 million (see note 18 to our Consolidated Financial Statements). The gain on the disposal, which amounted to €1,563 million, and the results contributed by the TPI group through June 30, 2006 are recognized under “Profit after taxes from discontinued operations” in our consolidated income statement for 2006. In addition, to make the historical information comparable, our 2005 financial statements were restated to present the results of the TPI group under the same heading (see note 18 to our Consolidated Financial Statements).

Significant Changes in Accounting Policies

In 2006, there were no significant changes in the accounting policies used in the preparation of our Consolidated Financial Statements under IFRS.

The following IFRS and IFRIC standards and amendments and interpretations published have been adopted with effective dates for the year ended December 31, 2007:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 7	Financial Instruments: Disclosures	January 1, 2007
IFRS 8	Operating Segments	January 1, 2009
Amendment to IAS 1	Presentation of Financial Statements – Capital Disclosures	January 1, 2007
Guidance for amended IFRS 4		January 1, 2007

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	March 1, 2006
IFRIC 8	Scope of IFRS 2 Sharebased payment	May 1, 2006
IFRIC 9	Reassessment of Embedded Derivatives	June 1, 2006
IFRIC 10	Interim Financial Reporting and Impairment	November 1, 2006

We have opted for the early adoption of IFRS 8 Operating Segments. The adoption of these standards, amendments and interpretations has not had a significant impact on our financial position or our consolidated results in the initial period of application, although it has entailed new disclosures in the accompanying Consolidated Financial Statements.

At the date of this Annual Report, the following IFRS and IFRIC interpretations have been published, but their application was not yet mandatory as of December 31, 2007:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendment to IAS 23	Borrowing Costs	January 1, 2009 (*)
Amendment to IAS 1	Revised presentation of Financial Statements	January 1, 2009
Amendments to IAS 32 and IAS 1	Puttable instruments and Obligations Arising on Liquidation	January 1, 2009
Revised IFRS 3	Business Combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Amendment to IFRS 2	Share-based Payment - Vesting Conditions and Cancellations	January 1, 2009

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 11	Group and Treasury Share Transactions	March 1, 2007
IFRIC 12	Service Concession Arrangements	January 1, 2008
IFRIC 13	Customer Loyalty Programs	July 1, 2008
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	January 1, 2008

(*) Borrowing costs related to qualifying assets as of January 1, 2009.

We estimate that the application of the aforementioned standards, amendments and interpretations will not have a significant impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

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

The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

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

This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends. In accordance with applicable accounting standards, a deferred tax asset must be recognized for all deductible temporary differences and for the carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Our current and deferred income taxes are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting our income tax balances.

Provisions

Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.

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

The expected customer relationship period is estimated based on recent historical experience of customer churn rates. Significant changes in our estimations may result in differences in the amount and timing of revenues recognized.

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

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate. Demand for services in those countries is affected by the performance of their respective economies, including gross domestic product, or GDP, growth, inflation, account-deficit and unemployment rates.  As discussed below, the economies of the principal countries where we operate generally performed well in 2007, which positively affected our results of operations for the period.

Operating environment by country

Spain

Our results of operations are dependent to a large extent on the level of demand for our services in Spain. For the years ended December 31, 2007, 2006 and 2005 revenues from our operations in Spain represented 36.6%, 37.3% and 51.1%, respectively, of our consolidated revenues. Spain’s real GDP expanded by 3.8%, 4.0% and 3.6% in 2007, 2006 and 2005, respectively.  The rate of GDP growth in 2007 was the second highest rate in the last seven years, reflecting relatively stronger domestic demand which grew at an annual rate of 4.6%, compared to 4.9% in 2006, and more favorable evolution on external demand. Inflation increased in 2007 due primarily to oil and food price increases, ending 2007 above 4% compared to 2.7% in 2006 and 3.7% in 2005.  The current-account deficit was approximately 10% of GDP in 2007 compared to 8.8% of GDP in 2006 and 7.5% of GDP in 2005, while the unemployment rate was on average 8.3% in 2007, which was below the 8.5% recorded in 2006 and 9.2% in 2005.

Germany

During 2007, Germany’s GDP grew 2.6%, after 3.1% in 2006 and 1.0% in 2005. This performance was primarily due to the performance of the export sector, which contributed 30% of the overall growth rate in 2007, and increased investment. The current-account reached a surplus of 6.9% of GDP in 2007, compared to 5.2% in 2006 and 4.7% in 2005, because of the trade surplus around 8% of GDP in 2007, driven by booming world trade (particularly with emerging markets) and the increasing competitiveness of Germany’s exports. Inflation in 2007 reached 2.3% versus 1.8% in 2006 and 1.9% in 2005. The main reason of the increase was the 3 percentage point VAT increase implemented at the beginning of 2007. During 2007, the labor market also improved, generating more than 640 thousand jobs, which contributed to a decrease in the unemployment rate from 10.7% in 2005 to 9.8% in 2006 and to 8.4% in 2007.

United Kingdom

During 2007, the United Kingdom’s economy grew by 3.1%, above its long-term average, up from 2.9% in the previous year and 1.8% in 2005. This solid performance has been supported by domestic demand, fuelled by private consumption growth of 3.5% in 2007 as compared to 2006 and an increase in investment of 5.5% for 2007 compared to 2006. Inflation was, on average 2.3% in 2007 compared to 3% in December 2006 and 1.9% in December 2005. Energy prices and capacity constraints contributed to a rate of inflation above the Bank of England target of 2% in the first months of 2007. Nevertheless, it returned gradually to approximately 2% in the second half of the year, after the Bank of England raised interest rates by 75 basis points, to 5.75% at year end.  Employment picked up in 2007, with more than 300 thousand new jobs created. As a consequence, the unemployment rate fell to 5.2% by the end of the year, 0.1 percentage points lower than at the end of 2006, but 0.4 percentage points higher than at the end of 2005.

Czech Republic

In 2007 the Czech Republic’s GDP grew by 6.5%, the highest figure in the history of the independent Czech Republic, and 0.1 percentage points above GDP growth of 6.4% in 2006 and 2005. GDP growth was mainly driven by domestic demand. Consumption increased by 5.7% compared to 2006 thanks to buoyant growth in disposable income. The contribution of gross capital formation, with an annual growth rate of 9.1%, was also significant.  Net exports added 1.1 percentage points to GDP growth.  Inflation closed 2007 at 5.4%, compared to 1.7% in 2006 and 2.2% in 2005, well above the central bank’s objective of 3%, fuelled by large increases in food and regulated prices. In order to bring inflation back to target, the Czech National Bank increased interest rates by 100 basis points during the year, to 3.5%. The overall economic condition of the Czech Republic contributed to an appreciation of the Czech crown effective exchange rate (against a basket of currencies) by 1.8% in 2007, 4.8% in 2006 and 6% in 2005.

Brazil

During 2007 foreign direct investment flows into Brazil reached $34.6 billion, compared to $18.8 billion in 2006 and $15.1 billion in 2005. Brazil again posted positive results in trade numbers, with a surplus of $40 billion, compared to $46.4 billion in 2006 and $44.7 billion in 2005. As a result of increasing external capital flows, Brazilian international reserves increased from $53.8 billion in 2005 to $85.8 billion in 2006 to $180.3 billion in 2007, which allowed the Brazilian government to continue to reduce its external debt to GDP ratio from 16.1% in 2006 to 14.6% in 2007. The country risk as measured by the average of JP Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) fell to 184 basis points during 2007, compared to an average of 231 basis points during 2006 and 305 basis points at December 31, 2005. The Brazilian currency appreciated 16.7% against the U.S. dollar during 2007, due primarily to higher international commodity prices. Inflation (as measured by the consumer price index (IPCA)), increased from 3.1% in 2006 to 4.5% in 2007 (5.2% in 2005), reaching the center of the central bank’s inflation target. Despite higher inflation rates the central bank continued to reduce interest rates. Since the end of 2006, the Selic rate has been reduced from 13.25% to 11.25%. In part, as a consequence of lower real interest rates, Brazil’s GDP growth in 2007 surpassed 5.0%, compared to 3.8% in 2006 and 2.3% in 2005.

Argentina

Argentina’s estimated GDP growth for 2007 was approximately 8.7%, which matched the growth rate over the period of 2003 to 2006, marking five years of GDP growth following the deep economic and political crisis of 2001 to 2002. The peso depreciated by 2.7% against the U.S. dollar compared to 2006 closing at 3.15 pesos per dollar. The official consumer inflation rate increased by 8.5% in 2007 (but private indicators increased by 18.6% in the same year) compared to 9.8% in 2006 and 12.3% in 2005, while wholesale prices rose by 14.6% in 2007 compared to 7.1% in 2006. The fiscal surplus was 3.5% of GDP in September 2007 (the latest date for which information is available), pushed by pension reform extra funds and exports retention taxes. The external surplus, following a 2006 surplus equivalent to 3.8% of GDP (3.2% in 2005), was 2.8% of GDP in September 2007. The unemployment rate decreased to 7.5% in December 2007 from 8.7% in December 2006 and 10.1% in December 2005 due to continued economic growth and the implementation of a wide range of social assistance programs with positive implications for alleviating poverty (equivalent to 23.4% of total population in 2007 from 57.5% in 2002) and diminishing disparities in the distribution of income.

Chile

Chile’s GDP grew by approximately 5.1% in 2007 compared to 4.2% in 2006 and 6.3% in 2005. Inflation increased from 3.4% in 2006 to 4.4% in 2007 (3.7% in 2005). The Chilean peso, which floats freely, appreciated by approximately 6.5% in nominal terms (2.1% in real terms) against the U.S. dollar in 2007 compared to an appreciation of 5.6% in nominal terms (6.0% in real terms) against the U.S. dollar in 2006. Chile’s unemployment rate dropped to 7.0% in 2007 from 8.0% in 2006 and 9.3% in 2005. Chile had its largest budget surplus ever in 2007, reaching 8.8% of GDP versus 7.7% of GDP in 2006 and 4.7% of GDP in 2005, due to strong growth in domestic demand and high copper prices.

Peru

During 2007, the Peruvian economy grew at 8.9% compared to 8% in 2006 and 6.7% in 2005. The expansion in 2007 was driven by domestic demand which increased by 11.6%, driven by private consumption and investment which increased by 8.3% and 23.2%, respectively. Employment grew 8.3% in 2007, while household incomes grew by 15% outside of Lima. Consumer prices increased 3.9% in 2007, 0.9 percentage points above the upper limit of the central bank’s inflation target (2% ± 1%) compared to 1.1% in 2006 and 1.5% in 2005. The fiscal surplus was 1.8% of GDP in 2007 compared to 1.5% of GDP in 2006 and -0.7% in 2005, while foreign direct investment inflows grew 54.1% in 2007, 34% in 2006 and 61% in 2005.

Mexico

Mexico’s GDP growth decelerated to 3.3% in 2007 after posting growth of 4.8% in 2006 and 3.0% in 2005. Inflation ended at 3.8%, above the central bank’s target of 3% but below the 4% upper limit of the target band. In 2006 the inflation rate was 4.1%, which was higher than the 3.3% rate at the end of 2005. Macroeconomic stability continued during 2007, highlighted by sound public finances, deeper financial markets and increasing levels of capital inflows, as witnessed by a very significant inflow of foreign direct investment of $23.2 billion. Regarding the external performance, the current account deficit widened to 0.8% of GDP, whereas the trade balance closed the period with a deficit of $11.2 billion (compared to $6.1 billion in 2006 and $7.6 billion in 2005). In 2007 there were also improvements in the structural reforms agenda, underscored by advances on the labor, pensions and fiscal fronts.

Colombia

Colombia’s GDP growth was approx 7.5% in 2007 compared to 6.8% in 2006 and 4.7% in 2005, reaching the most significant expansion in recent decades. Investment and private consumption were once again the main contributors to GDP growth, and construction, industry and commerce were the most dynamic sectors. Prices went beyond the inflation target (3.5% in 2006 to 4.5% in 2007), with the consumer price index increasing to 5.7%, from 4.5% in 2006 and 4.9% in 2005. The currency closed 2007 with a 10% year-on-year appreciation against the U.S. dollar compared to a 2% year-on-year appreciation against the U.S. dollar in 2006, reaching its fifth consecutive year of strengthening relative to the U.S. dollar. Exports kept rising to an aggregate value of  $30,815 million at year end, an increase of 25.6% when compared with 2006 year end. Despite this growth in exports, imports grew at a faster pace, leading to a trade deficit in 2007 of $824.3 million, almost six times greater than in 2006 at $143 million. The fiscal balance was better than estimated, and the fiscal deficit was expected to be under the government’s target of 0.7% of GDP. The unemployment rate dropped to 11.4% from 12.9% in 2006 and 14% in 2005.

Venezuela

The Venezuelan economy has maintained high growth rates during the seventeen quarters ending December 31, 2007. During 2007 GDP grew 8.4% compared to 10.3% both in 2006 and 2005. This growth was the result of 9.7% increase in non-oil activity in 2007 compared to an increase of 11.7% in 2006 and 10.3% in 2005; whereas, the oil sector reflected a decrease of 5.3% in 2007 compared to a decrease of 1.9% in 2006, despite the increase in the price of oil and the expansion of 1.2% in 2005. The positive growth rate in the non-oil sectors was due to vigorous domestic demand which increased 18.7% with increases in public consumption (4.8%), private consumption (18.7%) and investment (24.7%). Inflation was 22.5% in 2007, higher than the 17% recorded in 2006 and the 14.4% recorded in 2005. The unemployment rate at the end of 2007 dropped to 6.2%, reflecting a fall of 2.2 percentage points with respect to the same period of the previous year when the unemployment rate was 8.4%. In 2005 the unemployment rate ended the year at 12.2%.

Ecuador

Ecuador’s GDP growth slowed to approximately 2.0% in 2007 from 3.9% in 2006 and 6% in 2005, owing mainly to a decline in oil output, underinvestment at the state oil company, and a decline in business confidence due to uncertainties over the new constitution and pending decisions on key policy issues. Country risk declined 306 basic points in 2007, once the electoral process ended at the beginning of the year. Consumer prices increased 3.3% in 2007 compared to 2.9% in 2006 and 3.1% in 2005, the lowest rate in the region, due in large part to the dollarization policy implemented in early 2000. The unemployment rate remained at approximately 8% in 2007 compared to approximately 9% in 2006-2005.  Public finances posted a primary surplus of 3.8% of GDP in 2007, compared to 4.5% of GDP in 2006 and 2.9% in 2005, mostly resulting from sustained high oil prices and greater than forecast tax collection.

Exchange Rate Fluctuations

We publish our Consolidated Financial Statements in euro. Because a substantial portion of our assets, liabilities, revenues and profit are denominated in currencies other than the euro, we are exposed to fluctuations in the values of these currencies against the euro. Currency fluctuations have had and may continue to have a material impact on our financial condition, results of operations and cash flows.

We estimate that in 2007 variations in currencies decreased our consolidated cash flows by approximately €261 million and decreased our consolidated revenues from operations by approximately 1.2%. Currency fluctuations can also have a significant impact on our balance sheet, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2007 equity attributable to equity holders of the parent decreased by €1,427 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the dollar and pound sterling relative to the euro and the appreciation of the Brazilian real and the Czech crown relative to the euro.

We estimate that in 2006 variations in currencies decreased our consolidated cash flows by approximately €372 million and increased our consolidated revenues from operations by approximately 1.6%. In 2006 equity attributable to equity holders of the parent decreased by €302 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real and Mexican peso relative to the euro and the appreciation of the pound sterling and the Czech crown relative to the euro.

The table below sets forth the average exchange rates against the euro of the U.S. dollar and the key currencies that impacted our consolidated results of operations for the periods indicated.

	2005(1) Average	2006(1) Average	2007(1) Average	% change 2006 to 2007 Average
Pound Sterling	0.68	0.68	0.68	0.41%
U.S. Dollar	1.24	1.25	1.37	9.08%
Brazilian Real	3.00	2.73	2.66	(2.46)%
Argentine Peso	3.63	3.86	4.26	10.52%
Peruvian Nuevo Soles	4.10	4.11	4.28	4.24%
Chilean Peso	694.44	665.33	714.64	7.41%
Mexican Peso	13.52	13.66	14.95	9.44%
Venezuelan Bolivar	2,623.70	2,695.42	2,942.25	9.16%
Czech Crown	29.49	28.34	27.76	(2.05)%
Colombian Peso	2,881.69	2,949.85	2,837.13	(3.82)%
Guatemalan Quetzal	9.50	9.55	10.50	9.99%

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.

In the comparison below of our results of operations, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations. To make such comparisons, we have converted certain financial items using the prior year’s exchange rate.

We describe certain risks relating to exchange rate fluctuations in “Item 3.  Key Information—Risk Factors”, and we describe our  policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11.  Quantitative and Qualitative Disclosures About Market Risk”.

Regulation

We are subject to regulation in the different markets where we operate, which has a significant effect on our profitability. In Spain, we are regulated by the Telecommunications Market Commission, or CMT. Although in the past the fees that we could charge customers for interconnection and subscription were regulated according to a system of price caps, such fees, in relation to fixed lines, are no longer regulated in Spain. For more information regarding the abolition of “price caps” in Spain, see “Item 4.  Information on the Company—Business Overview—Regulation—Telefónica de España”.

In addition, as a market dominant operator, Telefónica de España is required to grant other operators access to its network. Interconnection prices must remain within the Interconnection Offer Framework as determined by CMT.

CMT has declared, in relation to our mobile business line in Spain, that Telefónica Móviles España is an operator with SMP. Telefónica Móviles España is required to allow other mobile operators to access its network, and CMT sets the rates that Telefónica Móviles España can charge other mobile operators for such access. Telefónica Móviles España must pay a yearly fee to reserve the public domain radio electric spectrum in respect of its allocated frequencies.

We are also subject to regulation in the European and Latin American markets where we have operations.  In Latin America, these regulations include the application of, among other things, price caps, governmental regulation of rates and fees and the obligation to allow other operators to access our networks at competitive or regulated rates.

For a more detailed description of how regulation affects us, please see “Item 4.  Information on the Company—Business Overview—Regulation”.

Group Results of Operations

A summary of our results of operations for 2005, 2006 and 2007 and certain consolidated revenue and expense items as a percentage of revenues for the periods indicated is shown below.

	Year ended December 31,
	2005		2006		2007
	Total	Percentage of revenues	Total	Percentage of revenues	Total	Percentage of revenues
	(in millions of euros, except percentage of revenues, share and per share data)

Revenues	37,383	100.0%	52,901	100.0%	56,441	100.0%
Other income	1,416	3.8%	1,571	3.0%	4,264	7.6%
Supplies	(9,999)	(26.7)%	(16,629)	(31.4)%	(17,907)	(31.7)%
Personnel expenses	(5,532)	(14.8)%	(7,622)	(14.4)%	(7,893)	(14.0)%
Other expenses	(8,212)	(22.0)%	(11,095)	(21.0)%	(12,081)	(21.4)%
Operating income before depreciation and amortization (OIBDA)(1)	15,056	40.3%	19,126	36.2%	22,824	40.4%
Depreciation and amortization	(6,693)	(17.9)%	(9,704)	(18.3)%	(9,436)	(16.7)%
Operating income	8,363	22.4%	9,422	17.8%	13,388	23.7%
Share of profit (loss) of associates	(128)	(0.3)%	76	0.1%	140	0.2%
Net financial income (expense)	(1,628)	(4.4)%	(2,734)	(5.2)%	(2,844)	(5.0)%
Corporate income tax	(1,904)	(5.1)%	(1,781)	(3.4)%	(1,565)	(2.8)%
Profit for the year from continuing operations	4,703	12.6%	4,983	9.4%	9,119	16.2%
Income (loss) from discontinued operations	124	0.3%	1,596	3.0%	—	—
Profit for the year	4,827	12.9%	6,579	12.4%	9,119	16.2%
Minority interest	(381)	(1.0)%	(346)	(0.7)%	(213)	(0.4%)
Profit for the year attributable to equity holders of the parent company	4,446	11.9%	6,233	11.8%	8,906	15.8%

(1)
For a reconciliation of OIBDA to operating income, see “Item 5.  Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.

Overview

 Our results of operation for the periods under review were significantly affected by the incorporation in 2005 of a full year of the mobile operations of the companies we acquired from BellSouth and six months of operations of Telefónica O2 Czech Republic, and in 2006 of the incorporation of twelve months of operations of Telefónica O2 Czech Republic, eleven months of operations of the O2 group and eight months of operations of Colombia Telecom in Colombia and, in 2007, of a full year of the operations of these companies.  Our results of operations for 2007 were also significantly affected by the gain on the sale of Airwave (€1,296 million) and Endemol (€1,368 million).

We believe that our results of operations for 2007 reflect the value of our diversified business and our ability to successfully execute our operations, particularly because competition remained intense across all of our business lines and in most countries where we operate. We also believe that the solid growth we achieved in 2007 highlights our potential for organic growth as well as the value of our geographic and business area diversification coupled with an efficient cost structure and our ability to take advantage of synergies through an integrated management structure.

We increased our customer base, measured in terms of total accesses, by 12.5% to 228.5 million at December 31, 2007 from 203.2 million at December 31, 2006. By geographic area, Telefónica Spain increased its accesses by 5.0% to 46.4 million at December 31, 2007 from 44.2 million at December 31, 2006, primarily as a result of growth in the number of mobile and broadband customers. In the highly-penetrated Spanish mobile market, the intense level of competition between the existing players was increased by recent entrants such as Yoigo and MVNOs. Also, the broadband market showed strong competition.

In addition, in contrast to recent years, at December 31, 2007 our fixed line accesses decreased by only 0.3% compared to December 31, 2006, our best year-on-year performance since 2001.  Telefónica Latin America increased its accesses by 16.9% to 134.1 million at December 31, 2007 from 114.7 million at December 31, 2006, primarily as a result of strong growth in broadband, a record level of net adds in its mobile business in the fourth quarter of 2007 and an expanding pay TV customer base, which increased by approximately 75% at December 31, 2007 compared to December 31, 2006. This was performed in a region with fierce competition, both in broadband and mobile markets.

Finally, Telefónica Europe increased its accesses by 8.7% to 42 million at December 31, 2007 from 38.6 million at December 31, 2006, primarily as a result of the performance of its mobile business, particularly in the contract segment. In Europe, there was a high level of competition in every market with prices steadily declining, particularly in the United Kingdom and Germany, both countries with a high mobile penetration rate.

By access type, we increased mobile accesses by 16.6% to 169.2 million at December 31, 2007 from 145.1 million at December 31, 2006, primarily as a result of an increase in the penetration rate in Latin America and a bigger customer base in Europe. We also significantly increased final customer Internet broadband accesses by 28.9% to 10.3 million at December 31, 2007 from 8 million at December 31, 2006, primarily as a result of robust demand for ADSL, TV and voice bundles, making a significant contribution to the development of the broadband market and to the increase of customer loyalty. From December 31, 2006 to December 31, 2007, we increased retail broadband accesses by 22.1% in Spain to 4.6 million, by 33.2% to 5.0 million in Latin America and by 48.3% to 0.7 million in Europe. Finally, we increased pay TV accesses by 64.3% to 1.7 million at December 31, 2007 from 1.1 million at December 31, 2006, primarily as a result of expanding the areas in which this service is available, which as of December 31, 2007, included Spain, the Czech Republic, Peru, Chile, Colombia and Brazil.

This strong growth in our customer base translated into an increase in 2007 compared to 2006 of 6.7% in revenues.  This growth, together with the gains on disposals made during 2007, led to increases in 2007 of 19.3% in OIBDA, 42.1% in operating income and 42.9% in net profit. Negative exchange rate effects resulted in a reduction of our revenue growth by 1.2 percentage points, while changes in our consolidation perimeter, contributed 0.5 percentage points to such growth. Mobile services and broadband were the main drivers of our revenue growth with increases of 11.1% and 22.6%, respectively, in 2007 compared to 2006, which more than offset the performance of fixed voice and traditional accesses. In addition, operating cash flow, which we measure as OIBDA less capital expenditures, increased by 33.1% to €14,797 million in 2007 from €11,116 million in 2006. However, such increase would have been 9.2% if capital gains from the disposition of Airwave and Endemol were excluded.

By geographic area, Telefónica Spain contributed the greatest percentage to our revenues in 2007, accounting for 36.6% of the total. Revenues from Telefónica Spain increased by 4.7% to €20,683 million in 2007 from €19,751 million in 2006.  Of this, revenues from Telefónica Spain’s fixed business increased by 3.7% to €12,401 million in 2007 from €11,964 million in 2006, primarily driven by strong Internet and broadband service revenues and, to a lesser extent, data and IT services, offset in part by voice and traditional access revenues. Revenues from Telefónica

Spain’s mobile business increased by 5.4% to €9,693 million in 2007 from €9,199 million in 2006, primarily driven by year-on-year increases of 4.5% in service revenues, which in turn were buoyed by an 8.0% increase in customer revenues.

Telefónica Latin America represented 35.6% of our revenues in 2007.  Revenues from Telefónica Latin America increased by 11.0% to €20,078 million in 2007 from €18,088 million in 2006 (an increase of 14.5% on a constant euro basis). On a constant euro basis, Mexico and Venezuela contributed the most to revenue growth in 2007, at 3.2 and 3.1 percentage points, respectively. In 2007, revenues derived from Brazil continued to represent the largest component of Telefónica Latin America’s revenues at 38.2% followed by Venezuela at 11.9% and Argentina at 11.3%. Telefónica de Argentina remains the best performing fixed operator in the region, reporting a 0.6% revenue decrease in 2007 compared to 2006 (an increase of 9.9% in local currency), based on an increase in broadband and fixed revenues. In Brazil, revenues from Vivo increased by 19.5% in 2007 compared to 2006 (an increase of 16.5% in local currency), as the impact of management measures implemented in 2006 and 2007 to achieve profitable growth and improved customer satisfaction began to produce results.

Telefónica Europe represented 25.6% of our revenues in 2007.  Revenues from Telefónica Europe increased by 9.9% to €14,458 million in 2007 from €13,159 million in 2006. Telefónica Europe’s revenue from the United Kingdom increased by 18.2% in 2007 compared to 2006 (an increase of 9.5% in local currency, on a like-for-like basis), despite strong competitive pressure in the market.  Telefónica Europe’s revenues derived from Telefónica O2 Czech Republic increased by 5.1% in 2007 compared to 2006 (an increase of 2.9% in local currency), primarily as a result of growth in its mobile business and stable results from its fixed business. Revenues derived from O2 Germany, on a like-for-like basis, decreased by 1.9% in 2007 compared to 2006 as traffic growth failed to offset the major price cuts made over the year in a highly competitive market. Note that Telefónica Europe’s 2006 revenues included the O2 Group for 11 months, as well as Telefónica Deutschland, our first company in Germany, which we now include under Telefónica O2 Germany, and Telefónica O2 Czech Republic for a full 12 months.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

Our revenues increased by 6.7% to €56,441 million in 2007 from €52,901 million in 2006, primarily as a result of an increase of our customer base, measured in terms of total accesses, by 12.5% to 228.5 million at December 31, 2007 from 203.2  million at December 31, 2006.  Negative exchange rate effects resulted in a reduction of our revenue growth by 1.2 percentage points, while changes in the consolidation perimeter contributed 0.5 percentage points to such growth. By type of access, revenues derived from mobile services and broadband were the main drivers underpinning our organic revenue growth, with increases in 2007 compared to 2006 of 11.1% and 22.6%, respectively.

Other income

Other income mainly includes the gains on the sales during the year of the holdings in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for €1,296 million and €1,368 million, respectively. Also included are gains on the disposal of properties in line with our real estate efficiency plan via the selective sale of properties, which amounted to €161 million in 2007.

Total expenses

Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses do not include depreciation and amortization expense. Total expenses increased 7.2% to €37,881 million in 2007 from €35,346 million in 2006, primarily due to changes in our consolidation perimeter, increased marketing efforts carried out in Latin America and Europe and the impact of operational and personnel reorganization plans which we expect will boost efficiency in the coming years.

Supplies

Supplies increased 7.7% to €17,907 million in 2007 from €16,629 in 2006 (an increase of 9.0% on a constant euro basis). Stripping out changes to the consolidation perimeter and on a constant euro basis, supplies would have increased by 9.2% from 2006 to 2007, mainly due to higher interconnection expenses at Telefónica Latin America and O2 UK.

Personnel expenses

Personnel expenses increased 3.6% to €7,893 million in 2007 from €7,622 million in 2006 (an increase of 4.6% on a constant euro basis) as a result of an increase in our average number of employees to 244,052 from 227,137 in 2006. This increase in the average number of employees was the result of net hires at the Atento Group, our call center business, and the inclusion of new companies in our consolidation perimeter. Excluding employees of the Atento Group, our average number of employees in 2007, 127,102, would have been approximately the same as our average number of employees in 2006. Personnel expenses included personnel reorganization expenses of €1,199 million in 2007 compared to €1,084 million in 2006. These reorganization expenses included:

•	€667 million relating to the 2003-2007 redundancy program and a new personnel reorganization program for 2008 (commenced in 2007) at Telefónica Spain;

•	€318 million relating to personnel reorganization programs implemented in 2007 (which will continue in force throughout 2008) at Telefónica Latin America; and

•	€158 million relating to personnel reorganization programs implemented in Germany, the United Kingdom and Ireland by Telefónica Europe.

Other expenses

Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as taxes. Other expenses also include changes in operating allowances and other operating expenses. Other expenses increased 8.9% to €12,081 million in 2007 from €11,095 million in 2006, principally due to our early termination of the roaming agreement in Germany with T-Mobile which resulted in us provisioning part of other expenses. Other expenses also increased as a result of increased commercial activity at Telefónica Latin America and in Telefónica Spain’s fixed line business.

Operating income before depreciation and amortization (OIBDA)

OIBDA increased 19.3% to €22,824 million in 2007 from €19,126 million in 2006. Stripping out gains from the sale of Airwave (€1,296 million) and Endemol (€1,368 million), OIBDA growth would have been 5.4% year-on-year. For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.

Depreciation and amortization

Depreciation and amortization in 2007 decreased 2.8% to €9,436 million in 2007 from €9,704 million in 2006, principally due to decreases in depreciation and amortization in 2007 compared to 2006 at Telefónica Spain and Telefónica Latin America of 6.0% and 3.0%, respectively. Depreciation and amortization in 2007 also decreased by 0.4% compared to 2006 at Telefónica Europe and include the purchase price allocations in the O2 Group acquisition (€802 million) and the Telefónica O2 Czech Republic acquisition (€158 million).

Operating income

Operating income increased 42.1% to €13,388 million in 2007 from €9,422 million in 2006.  The increase was the result of the 19.3% increase in OIBDA and 2.8% decrease in depreciation and amortization. Disregarding the effects of the Airwave and Endemol disposals, operating income for 2007 would have increased by 13.8% compared to 2006.

Share of profit (loss) of associates

Share of profit of associates increased 83.3% in 2007 to €140 million from €76 million in 2006. The increase was primarily due to Portugal Telecom and Lycos Europe, which in April sold its investment in the Czech-based IP provider Seznam, c.z. The improvement was also driven by the fact that Sogecable and The Link have not been consolidated under the equity method since the fourth quarter of 2006.

Net financial results

Net financial expenses increased 4.0% to €2,844 million in 2007 compared to €2,734 million in 2006, primarily as a result of the increase in our average cost of debt due to higher interest rates in Europe and a higher percentage of debt in Latin America as compared to 2006. These factors resulted in an increase in financial expenses of €207 million in 2007 compared to 2006, which was offset by a €200 million reduction due to the decrease of average total debt outstanding in 2007. Management of the present value of pre-retirement plan commitments and other positions associated to mark-to-market positions, also had a positive impact of €84 million, which was €42 million less than in 2006. Positive exchange rate differences were €7 million in 2007 compared to €61 million in 2006, reflecting the impact of the appreciation of the euro against the U.S. dollar at December 31, 2007 compared to December 31, 2006. Excluding the impact of positive exchange differences, net financial expense was €2,851 million in 2007 and €2,795 million in 2006. The average cost of debt calculated on average net total debt for 2007 was 5.59% (5.61% excluding positive exchange differences) compared to 5.03% in 2006.

Corporate income tax

Corporate income tax decreased by 12.1% to €1,565 million in 2007 compared to €1,781 million, which implies an effective tax rate of 14.65% for the year. However, our cash outflow was lower as a result of loss carry forwards generated in previous years.

Our effective tax rate for 2007 was affected by several items that resulted in it being significantly reduced compared to 2006. The primary causes of this reduction were the disposal of Endemol, which generated a fiscal loss, the tax reforms in the United Kingdom, which resulted in a reduction in deferred liabilities, and the disposal of Airwave, which produced other income but which did not have any fiscal impact.

Minority interests

Minority interests decreased by 38.5% to €213 million in 2007 from €346 million in 2006, primarily due to the merger by absorption of Telefónica Móviles into Telefónica in July 2006. Minority stakes in Telesp and Telefónica O2 Czech Republic accounted for most of the profit attributable to minority interests.

Profit for the year attributable to equity holders of the parent company

As a result of the above, profit for the year attributable to equity holders of the parent company increased 42.9% in 2007 to €8,906 million from €6,233 million in 2006.

Results of Operations by Business Area

The table below sets forth the contribution to our results of operations by each of our three principal business areas and Other Companies for 2006 and 2007. Revenues is presented for each of the business areas after elimination of sales to other members of the Telefónica Group. See note 17 to our Consolidated Financial Statements.

As described above under “—Presentation of Financial Information” in 2006 we restructured the way in which we are managed in order to respond to the increasing convergence of fixed and mobile telephony in the markets in which we operate.  As a result of this reorganization, our segment reporting in our Consolidated Financial Statements for 2007 and 2006 is now done on the basis of our three integrated, geographic business areas. Prior to our reorganization in 2006, we did not prepare our segment reporting at regional levels and, therefore, the necessary information to prepare segment reporting in 2005 along the lines presented here for 2006 and 2007 does not exist on a country-by-country basis. As a result of the adoption of our new organizational structure, our presentation of financial information by business segment for 2007 and 2006 included under the heading “—Year ended December 31, 2007 compared to year ended December 31, 2006”, which is based on our new organizational structure, is not fully comparable with our presentation of financial information by business segment for 2006 and 2005 included under the heading “—Year ended December 31, 2006 compared to year ended December 31, 2005”, which is based on our old organizational structure.

	Year ended December 31,
	2006	2007
	(in millions of euros)
Revenues	52,901	56,441
Telefónica Spain	19,751	20,683
Telefónica Europe (1)	13,159	14,458
Telefónica Latin America	18,088	20,078
Other companies & eliminations	1,903	1,222
Expenses (2)	35,346	37,881
Telefónica Spain	11,504	11,701
Telefónica Europe (1)	9,691	10,999
Telefónica Latin America	12,030	13,605
Other companies & eliminations	2,121	1,576
Depreciation and amortization	9,704	9,436
Telefónica Spain	2,533	2,381
Telefónica Europe (1)	3,399	3,386
Telefónica Latin America	3,671	3,559
Other companies & eliminations	101	110
Operating income	9,422	13,388
Telefónica Spain	6,114	7,067
Telefónica Europe (1)	309	1,591
Telefónica Latin America	2,900	3,562
Other companies & eliminations	99	1,168

(1)	Includes O2 Group consolidated as from February 2006.

(2)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization expense.

Telefónica Spain

Revenues

Telefónica Spain’s revenues increased 4.7% to €20,683 million in 2007 from €19,751 million in 2006.

Revenues from Telefónica Spain’s fixed business amounted to €12,401 million in 2007, a year-on-year increase of 3.7%. This increase was largely driven by strong Internet and broadband service revenues and, to a lesser extent, data and IT services, as well as voice and traditional access revenues.

•
Revenues from traditional access include all revenues from our customers for rental and connection to the public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services and public use telephony and additional charges and advertising in telephone booths.  Revenues from traditional access increased by 0.1% to €2,772 million in 2007 compared to €2,768 million in 2006, mainly due to a 2.0% increase in the PSTN line monthly fee and fewer losses of fixed telephony accesses relative to 2006.

•
Revenues from traditional voice services decreased by 1.6% to €4,792 million in 2007 compared to €4,868 million in 2006. This decrease was mainly attributable to the decline in the average price per minute, in particular on national voice traffic. In 2007, Telefónica Spain’s estimated share of fixed traffic remained stable in comparison to 2006, at approximately 65%.

•
Revenues from Internet and broadband services increased by 15.5% to €2,775 million in 2007 compared to €2,403 million in 2006. Retail broadband service revenues increased 24.2% in 2007 compared to 2006, which accounted for 3.8 percentage points of the 2007 revenue growth recorded by Telefónica Spain’s fixed line business. Growth in these revenues slowed through 2007 due to a decline of 19.0% in retail broadband net adds in 2007 compared to 2006. At the same time, wholesale broadband service revenues decreased by 11.3% in 2007 compared to 2006, mainly as a result of the migration of wholesale ADSL to unbundled loops.

•	Revenues from data services grew by 7.8% to €1,160 million in 2007 from €1,076 million in 2006.

•	Revenues from information technology services grew 11.6% to €437 million in 2007 from €392 million in 2006.

Revenues from Telefónica Spain’s mobile business increased by 5.4% to €9,693 million in 2007 from €9,199 million in 2006, primarily driven by service revenues, which increased by 4.5%. The main income of services revenues is customer revenues, which increased by 8.0%, while interconnection revenues decreased by 8.6% to €1,372 million in 2007 from €1,500 million in 2006, due primarily to the reduction in interconnection rates. Roaming-in revenues fell by 12.4% to €220 million in 2007 from €251 million in 2006 due to the downward trend in wholesale prices. Revenue from handset sales increased 11.9% to €1,184 million from €1,058 million in 2006.

Since January 1, 2007 we have accounted for our pre-pay sales and top-up commissions as costs rather than as a decrease in revenues. Also, as of January 1, 2007 we now report the revenues and costs of portability transit routing at the net amounts rather than gross. The net effect of this change was neutral at the OIBDA level in 2007, although revenues from Telefónica Spain’s mobile business would have been 5.1% higher in 2007 if these accounting changes were not made.

Expenses

Telefónica Spain’s expenses increased 1.7% to €11,701 million in 2007 from €11,504 million in 2006, principally due to an increase in supplies and other expenses and a decrease in personnel expenses.

•
Supplies expenses increased 5.5% to €4,639 million in 2007 from €4,396 million in 2006, mainly due to increased expenses with Internet and Pay TV, under the “Imagenio” brand, and an increase in handset purchases in the mobile business.

•
Personnel expenses decreased 9.4% to €3,111 million in 2007 from €3,436 million in 2006, principally due to the impact of lower personnel reorganization costs. Total personnel reorganization costs for year 2007 amount to €667 million at Telefónica Spain.

•
Other expenses increased 7.6% to €3,951 million in 2007 from €3,673 million in 2006, principally due to a 4.5% increase in external expenses to €3,287 million in 2007 from €3,146 million in 2006, due to increased commercial activity and public use telephony expenses and the EU Fine Provision (€151.9 million) included in 2007. The fine is a result of the decision by the European Union dated July 4, 2007, related to the case COMP/38.784 Wanadoo España against Telefónica. We have decided to fully provision the fine, without deserting the right to fully disagree with the aforementioned decision and with the imposed fine, that is to be opposed by Telefónica in the corresponding European Union Court of Justice on a timely and legal basis.

In the fixed business, total expenses decreased 2.4% to €7,532 million in 2007 from €7,715 million in 2006, principally due to a decrease in personnel expenses.

•	Supplies expenses increased 1.2% to €3,008 million mainly due to expenses associated with Internet and Pay TV, under the Imagenio brand.

•
Personnel expenses decreased 14.9% to €2,642 million in 2007 from €3,105 million in 2006, principally due to the lower personnel reorganization costs in 2007. The average number of employees in 2007 was

33,229, a 4.2% reduction in comparison with the average number of employees in 2006 for the fixed business.

•
Other expenses increased 14.8% to €1,881 million in 2007 from €1,638 million in 2006, principally due to a 8.5% increase in external expenses to €1,413 million in 2007 from €1,302 million in 2006, due to increased commercial activity and  public use telephony expenses and the EU Fine Provision that amounted to €151.9 million in 2007.

In Telefónica Spain’s mobile business, we have modified the way we present financial data in 2007. In 2006, Telefónica Móviles’s holding costs were assigned to Telefónica Móviles España while in 2007, holding costs of the Spanish business unit were directly and solely assigned to Telefónica Spain.

Telefónica Spain’s expenses related to its mobile business increased 7.6% to €5,541 million in 2007 from €5,152 million in 2006, impacted by the provision of €154 million related to a new personnel reorganization program. Disregarding this provision the growth in Telefónica Spain’s expenses related to its mobile business would have increased by 4.6% to €5,387 million in 2007, which represents a greater cost efficiency.

•	Supplies expenses increased by 7.5% to €2,677 million in 2007 from €2,490 million in 2006 due to increases in handset consumption as a result of accesses growth.

•
Personnel expenses grew by 46.0% to €457 million in 2007 from €313 million in 2006, primarily as a result of the provision for the new personnel reorganization program. Excluding the aforementioned provision, personal expenses would have decreased by 3.0% to €303 million in 2007.

•
Other expenses increased 2.5% to €2,407 million in 2007 from €2,349 million in 2006 due to higher customer management expenses, the growth in network costs and the increase in commercial actions in order to attract additional customers and increase current customer loyalty and satisfaction.

The increase in expenses is also a result of a change in the way we account for pre-pay top-up commissions, which as of January 1, 2007, are accounted for as expenses rather than recognized as a decrease in revenues.  Had we not made these accounting changes, expenses would have increased by 5.8% in 2007 compared to 2006.

Operating income before depreciation and amortization

As a result of the foregoing, Telefónica Spain’s OIBDA increased 9.3% to €9,448 million in 2007 from €8,647 million in 2006.

Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 45.7% in 2007 compared to 43.8% in 2006.

Depreciation and amortization

Telefónica Spain’s depreciation and amortization decreased 6.0% to €2,381 million in 2007 from €2,533 million in 2006, principally due to lower capital expenditures than in prior years.

Operating income

As a result of the foregoing, Telefónica Spain’s operating income increased 15.6% to €7,067 million in 2007 from €6,114 million in 2006.

Telefónica Europe

The Telefónica Europe area was created in 2006 and the principal companies included within this unit were consolidated for the first time as of February 1, 2006 (in the case of the O2 group) and July 1, 2005 (in the case of Telefónica O2 Czech Republic).

Revenues

Telefónica Europe’s revenues increased by 9.9% to €14,458 million in 2007 from €13,159 million in 2006.  Telefónica Europe’s 2007 revenues were negatively affected by the decline of the sterling/euro exchange rate.

•
Revenues derived from O2 UK increased to €7,403 million in 2007 from €6,265 million  in the eleven month period ended December 31, 2006 (an increase of 18.7% in local currency), driven by an increase in O2 UK’s customer base and ARPU growth.  On a like-for-like basis using 12 months of revenues in 2006, revenue growth was 9.5%.

•
O2 Germany includes Telefónica Deutschland and comparable 2006 figures have been restated on this basis. Revenues derived from O2 Germany increased 6.7% to €3,541 million in 2007 from €3,320 million in the eleven month period ended December 31, 2006. On a like-for-like basis using 12 months of revenues in 2006, revenue decreased by 1.9% in 2007 compared to 2006 as traffic growth failed to offset the major price cuts made over the year.

•
Revenue derived from O2 Ireland increased by 11.9% to €991 million in 2007 compared to €885 million in the eleven month period ended December 31, 2006, driven by an increase in O2 Ireland’s customer base and ARPU growth. On a like-for-like basis using 12 months of revenues in 2006, revenue growth was 2.8%.

•
Revenues derived from Telefónica O2 Czech Republic increased to €2,257 million in 2007 from €2,148 million in 2006 (an increase of 2.9% in local currency). Revenues in the Czech fixed line segment were flat in 2007 compared to 2006, while mobile business was the key driver of this growth.

Expenses

Telefónica Europe’s expenses increased 13.5% to €10,999 million in 2007 from €9,691 million in 2006.

•
Supplies increased 13.9% to €6,787 million in 2007 from €5,959 million in 2006. The increase in customer base figures has driven an increase in interconnection costs. Moreover, there was intense competition in the mobile communications sector during the year which led to a significant increase in commercial activity and hardware expenses.

•
Personnel expenses increased 17.2% to €1,575 million in 2007 from €1,344 million in 2006. These expenses were affected by exceptional charges in 2007 related to personnel reorganizations throughout Telefónica Europe’s operating segments.

•
Other expenses increased 10.4% to €2,637 million in 2007 from €2,388 million in 2006. The costs related to the establishment of the Slovakian operations were a major driver in the increase in other expenses in 2007 as well as costs related to the launch of DSL services in Germany and the United Kingdom during the year.

Operating income before depreciation and amortization

OIBDA increased by 34.2% to €4,977 million in 2007 from €3,708 million in 2006.  2007 OIBDA included the capital gain from the sale of Airwave of €1,296 million and personnel reorganization and other non-recurring charges totaling €338 million related to the United Kingdom, Ireland and German businesses.

•
OIBDA in O2 UK increased to €1,923 million in 2007 from €1,777 million in the 11 month period to December 31, 2006 (an increase of 8.7% in local currency). On a like-for-like basis using 12 months of OIBDA in 2006, O2 UK’s OIBDA grew 1.0% in 2007 compared to 2006.

•
OIBDA in O2 Germany decreased 18.9% to €473 million in 2007 from €583 million in the 11 month period to December 31, 2006. On a like-for-like basis using 12 months of OIBDA in 2006, O2 Germany’s OIBDA decreased 24.2% in 2007 compared to 2006.

•
OIBDA in O2 Ireland increased by 2.0% to €316 million in 2007 from €310 million in the 11 month period to December 31, 2006. On a like-for-like basis using 12 months of OIBDA in 2006, O2 Ireland’s OIBDA decreased 6.6% in 2007 compared to 2006.

•	OIBDA in Telefónica O2 Czech Republic increased to €1,010 million in 2007 from €985 million in 2006 (an increase of 0.5% in local currency).

Depreciation and amortization

Telefónica Europe’s depreciation and amortization decreased 0.4% to €3,386 million in 2007 from €3,399 million in 2006.

Operating income

Telefónica Europe’s operating income increased by 414.9% to €1,591 million in 2007 from €309 million in 2006, primarily due to the previously described sale of Airwave.

Telefónica Latin America

Revenues

Revenues at Telefónica Latin America increased 11.0% to €20,078 million in 2007 from €18,088 million in 2006 (an increase of 14.5% on a constant euro basis). On a constant euro basis, the countries contributing most to this revenue growth were Mexico and Venezuela with respective contributions of 3.2 and 3.1 percentage points.

In 2007, Brazil continued to make the largest contribution to Telefónica Latin America’s revenues (38.2%) followed by Venezuela (11.9%) and Argentina (11.3%).

•
Telefónica Latin America revenues from Brazil increased to €7,662 million in 2007 from €7,238 million in 2006 (an increase of 3.2% in local currency) primarily due to an increase in Vivo’s sales, which offset Telesp’s lower revenues. With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased to €2,396 million in 2007 from €2,005 million in 2006 (an increase of 16.5% in local currency). Service revenues increased 21.4% in 2007 compared to 2006 (an increase of 18.4% in local currency), largely driven by higher interconnection revenues after the elimination of the Bill & Keep rule in July 2006. This law governed interconnection services between mobile operators. It required that billing and payments could be made between operators only if the traffic in one direction corresponded to more than 55% of the total traffic between the two operators.  With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues decreased to €5,619 million in 2007 from €5,565 million in 2006 (a decrease of 1.5% in local currency). This decrease in revenues was due primarily to the decrease in traditional business revenues, attributable to the loss of basic telephony billable lines, a change in customer mix with a higher percentage of lines with consumption limits, the negative tariff adjustment made in July 2006 and a 20% reduction in local interconnection tariffs in January 2007.

•
Telefónica Latin America revenues from Argentina increased to €2,264 million in 2007 from €2,164 million in 2006 (an increase of 15.7% in local currency). Of this, Telefónica Móviles Argentina’s revenues increased to €1,353 million in 2007 from €1,260 million in 2006 (an increase of 18.7% in local currency). This was primarily driven by an increase of 9.8% (21.4% in local currency) in service revenues. Revenues in the fixed line business increased to €984 million in 2007 from €991 million in 2006 (an increase of 9.9% in local currency), with the traditional fixed line business contributing to 45% of this growth, the Internet business contributing 40%, and data and IT businesses accounting for the remainder.

•
Telefónica Latin America’s revenues from Chile increased to €1,814 million in 2007 from €1,706 million in 2006 (an increase of 14.3% in local currency). Growth was primarily driven by the mobile telephony, broadband and pay TV businesses, which offset the decline in the traditional fixed telephony business. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues increased to €930 million in 2007 from €796 million in 2006 (an increase of 25.5% in local currency). Service revenues increased 23.0% in 2007 compared to 2006 (an increase of 23.0% in local currency), driven by growth in ARPU. This trend is underpinned by migration to GSM technology, growth in the contract customer base (24.5% of Telefónica Móviles Chile’s mobile accesses were contract access at December 31, 2007 compared to 20.6% at December 31, 2006), plan upgrades and the sale of minute bundles and value added services. With respect to Telefónica Chile, Telefónica Latin America’s fixed line business in Chile, revenues in 2007 increased to €974 million in 2007 from €1,006 million in 2006 (an increase of 4.0% in local currency). The launch of pay TV services in June 2006 and increased broadband penetration drove the increase in Internet and broadband revenues, offsetting a decrease in revenues from traditional business.

•
Telefónica Latin America’s revenues from Peru increased to €1,513 million in 2007 from €1,428 million in 2006 (an increase of 10.5% in local currency). Revenue growth was primarily driven by outgoing revenues in the pre-pay segment of its mobile business and broadband services and by television in its fixed business. With respect to Telefónica Móviles Perú, Telefónica Latin America’s mobile business in Peru, revenues increased to €603 million in 2007 from €447 million in 2006 (an increase of 40.5% in local currency), driven by the growth of the revenues in the pre-pay segment. Particularly noteworthy was the significant growth in service revenues by 44.5% in 2007 compared to 2006 (an increase of 46.1% in local currency). This percentage growth in revenue exceeded the growth in the average customer base, demonstrating the success of promotions made in pre-pay card top-ups with “Double” and “Triple” play campaigns. With respect to Telefónica del Perú, Telefónica Latin America’s fixed line business in Peru, revenues decreased to €1,031 million in 2007 from €1,097 million in 2006 (a decrease of 2.0% in local currency). This decrease was primarily due to a decrease of public use telephony and basic telephony service, affected by the cut in tariffs following the agreements made with the government in 2006.  The decrease was also a result of a decline in revenues from long distance traffic due to the abolition of pre-selection by default in October 2007. In contrast, revenues from broadband and pay TV increased over the same period.

•
Telefónica Latin America’s revenues from Colombia increased to €1,569 million in 2007 from €1,182 million in 2006 (an increase of 27.9% in local currency), reflecting the first time consolidation of Colombia Telecom in May 2006 and strong growth in Internet and broadband revenues and service revenues derived from the mobile business. With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues increased to €869 million in 2007 from €779 million in 2006 (an increase of 7.4% in local currency). Service revenues increased by 17.7% in 2007 compared to 2006 (an increase of 13.4% in local currency), which is above the growth of the average customer base over the same period and despite the impact of the reduction in interconnection rates from December 2007. Revenues for the fixed line telephony business increased to €739 million in 2007 from €417 million in 2006 primarily due to the incorporation of eight month of operations of Colombia Telecom in 2006 versus a full year in 2007.

•
Telefónica Latin America’s revenues from Mexico increased 58.5% to €1,431 million in 2007 from €988 million in 2006. This growth was underpinned by strong growth of 65.4% in service revenues in 2007 compared to 2006, which was greater than the 46.6% rate of growth in the customer base over the same period, demonstrating increased usage by customers.

•
Telefónica Latin America’s revenues from Venezuela increased to €2,392 million in 2007 from €2,041 million in 2006 (an increase of 27.8% in local currency), primarily driven by higher growth in service revenues of 27.1% in 2007 compared to 2006 than in the rate of growth of the customer base over the same period.

•
Telefónica Latin America’s revenues from Central America increased 15.9% in constant euro terms to €585 million in 2007 from €556 million in 2006. This growth was primarily driven by healthy commercial performance in the region. Service revenues grew by 16.9% in constant euro terms in 2007 compared to 2006.

•
Telefónica Latin America’s revenues from Ecuador increased to €291 million in 2007 from €290 million in 2006 (an increase of 9.5% in local currency). Service revenues decreased 8.2% in 2007 compared to 2006 (an increase 0.2% in local currency).

Expenses

Telefónica Latin America’s expenses increased 13.1% in 2007 to €13,605 million from €12,030 million in 2006.

•
Supplies expenses increased 15.1% to €5,953 million in 2007 from €5,172 million in 2006, mainly due to interconnection costs and an increase in the cost of handsets driven by growth of gross adds and upgrades.

Supplies expenses for Telefónica Latin America in Brazil increased to €2,045 million in 2007 from €1,753 in 2006 (an increase of 13.8% in local currency), principally due to the increase of interconnection mobile costs as a result of the end of the Bill & Keep rule in June 2007 and the higher co-billing costs for its fixed line business on account of higher personal mobile services traffic.

Supplies expenses for Telefónica Latin America in Argentina increased to €556 million in 2007 from €528 million in 2006 (an increase of 16.4% in local currency), principally due to higher interconnection costs as a result of higher traffic and capacity necessities.

Supplies expenses for Telefónica Latin America in Chile increased to €472 million in 2007 from €402 million in 2006 (an increase of 26.4% in local currency), principally due to mobile interconnection rates, mobile handsets upgrades, purchases of pay TV content and the construction of increased broadband capacity.

Supplies expenses for Telefónica Latin America in Peru increased to €386 million in 2007 from €351 million in 2006 (an increase of 14.9% in local currency). This increase was primarily driven by increased marketing efforts in both the mobile and fixed line businesses and an increase in mobile traffic.

Supplies expenses for Telefónica Latin America in Colombia increased to €530 million in 2007 from €423 million in 2006 (an increase of 20.7 % in local currency), principally due to increase in interconnection costs driven by the growth of offnet traffic and sales of GSM handsets for technology migration driven to CDMA/TDMA customers in mobile business.

Supplies expenses for Telefónica Latin America in Mexico increased to €732 million in 2007 from €499 million in 2006 (an increase of 60.5% in local currency). This increase was primarily due to an increase in interconnection costs driven by the growth of traffic and an increase in commercial activity.

Supplies expenses for Telefónica Latin America in Venezuela increased to €781 million in 2007 from €757 million in 2006 (an increase of 12.6% in local currency), principally due to increased commercial activity. This increase was partially offset by a lower cost of handsets as a consequence of the GSM launch in January 2007.

Supplies expenses for Telefónica Latin America in Central America increased 14.5% in constant euro terms to €217 million in 2007 from €209 million in 2006, principally due to an increase in roaming-out cost and an increase in the cost of handsets driven by growth of gross adds and upgrades.

Supplies expenses for Telefónica Latin America in Ecuador increased to €109 million in 2007 from €107 million in 2006 (an increase of 11.8% in local currency), principally due the increase in interconnection costs driven by a growth of traffic.

•
Personnel expenses for Telefónica Latin America increased 19.7% to €1,886 million in 2007 from €1,575 million in 2006, principally due to an accrual in Argentina and Peru related to workforce restructurings.

Personnel expenses for Telefónica Latin America in Brazil increased to €547 million in 2007 from €513 million in 2006 (an increase of 4% local currency), primarily as a result of normal business growth.

Personnel expenses for Telefónica Latin America in Argentina increased to €323 million in 2007 from €230 million in 2006 (an increase of 54.6% in local currency), principally due to an increase in salaries approved during the year and costs associated with the restructuring of the fixed line business’s workforce, which was initiated in the second half of 2006 and accelerated at the end of 2007.

Personnel expenses for Telefónica Latin America in Chile increased to €169 million in 2007 from €171 million in 2006 (an increase of 6.4% in local currency). This increase was primarily driven by new labor legislation in Chile and growth in the inflation rate.

Personnel expenses for Telefónica Latin America in Peru increased to €251 million in 2007 from €161 million in 2006 (an increase of 62.6% in local currency), principally due to the accrual in the fixed business of €108 million related to workforce restructuring costs.

Personnel expenses for Telefónica Latin America in Colombia increased to €123 million in 2007 from €86 million in 2006 (an increase of 37.4% in local currency), primarily driven by workforce restructuring costs in both the mobile and fixed line businesses.

Personnel expenses for Telefónica Latin America in Mexico increased to €86 million in 2007 from €83 million in 2006 (an increase of 13.5% in local currency) principally due to increase in the number of employees and an increase in wages.

Personnel expenses for Telefónica Latin America in Venezuela increased to €108 million in 2007 from €94 million in 2006 (an increase of 24.3% in local currency), principally due to the effects of higher inflation on wages.

Personnel expenses for Telefónica Latin America in Central America increased to €39 million in 2007 from €39 million in 2006 (an increase of 10.2% on a constant euro basis), principally due to increased personnel costs in the Commercial and Structure areas.  The increase in personnel costs in the Structure area were due to the increase of the numbers of employees, and in the Commercial area, to an increase in commercial activity.

Personnel expenses for Telefónica Latin America in Ecuador remained static at €24 million in 2007 (an increase of 9.5% in local currency), principally due to an increase in local currency wages due to inflation and an increase in compensation related to a profit sharing scheme given higher net income in the year.

•
Other expenses for Telefónica Latin America increased 9.2% to €5,766 million in 2007 from €5,282 million in 2006, principally due to the increase in the purchase of external services driven by high commercial activity.

Other expenses for Telefónica Latin America in Brazil increased to €2,385 million in 2007 from €2,232 million in 2006 (an increase of 4.2% in local currency). This increase was primarily driven by higher sales and recharge commissions in the mobile business due to commercial aggressiveness and higher FISTEL (a regulatory charge fixed as a percentage of revenues) costs due to stronger customer base growth. Other expenses also increased in the fixed line business due to higher bad debt allowances and call center expenses.

Other expenses for Telefónica Latin America in Argentina increased to €641 million in 2007 from €636 million in 2006 (an increase of 11.4% in local currency), principally due to an increase in the use of  external services, particularly commercial costs such as call center usage, advertising, commissions, and distribution costs related with an increase in commercial activity.  Other expenses also increased as a result of higher prices for services such as rents or energy.

Other expenses for Telefónica Latin America in Chile increased to €477 million in 2007 from €436 million in 2006 (an increase of 17.5% in local currency), principally due to increased customer service activities and network upgrades and repairs.

Other expenses for Telefónica Latin America in Peru increased to €417 million in 2007 from €353 million in 2006 (an increase of 23.1% in local currency), principally due to the higher commission expenses, increased customer service activities and mobile advertising as a result of higher commercial activity.

Other expenses for Telefónica Latin America in Colombia increased to €495 million in 2007 from €371 million in 2006 (an increase of 28.3% in local currency), principally due to higher bad debt allowances in both the fixed and mobile businesses and network maintenance expenses in mobile business.

Other expenses for Telefónica Latin America in Mexico increased to €468 million in 2007 from €461 in 2006 (an increase of 11.3% in local currency). This increase was primarily driven by higher commercial activity, which resulted in increased costs for commissions, marketing and logistics.

Other expenses for Telefónica Latin America in Venezuela increased to €449 million in 2007 from €387 million in 2006 (an increase of 26.5% in local currency), driven primarily by increased network expenses due to the launch of a GSM network, operational taxes and increased higher bad debt expenses.

Other expenses for Telefónica Latin America in Ecuador decreased to €86 million in 2007 from €98 million in 2006 (an decrease of 4.4% in local currency), principally due to a decrease in commercial activity and lower commissions per gross add.

Operating income before depreciation and amortization

Telefónica Latin America’s OIBDA increased 8.4% to €7,121 million in 2007 from €6,571 million in 2006 (an increase of 11.5% on a constant euro basis). By country, Venezuela contributed most to OIBDA growth (5.2 percentage points), followed by Mexico (3.1 percentage points). In absolute terms, in 2007 Brazil was the largest contributor to Telefónica Latin America’s OIBDA, accounting for 43.1% of the total, followed by Venezuela at 14.9% and Argentina at 11.1%.

Telefónica Latin America’s OIBDA in 2007 as a percentage of Telefónica Latin America’s revenues for the same period was 35.5%, 0.9 percentage points lower than in 2006.  This decrease was primarily the result of personnel reorganization provisions during 2007 of €318 million.

•	Telefónica Latin America’s OIBDA in Brazil decreased to €3,026 million in 2007 from €3,068 million 2006 (an increase of 3.8% in local currency).

•	Telefónica Latin America’s OIBDA in Argentina decreased to €773 million in 2007 from €792 million 2006 (an increase of 8.0% in local currency).

•	Telefónica Latin America’s OIBDA in Chile increased to €716 million in 2007 from €711 million 2006 (an increase of 8.2% in local currency).

•	Telefónica Latin America’s OIBDA in Peru decreased to €469 million in 2007 from €579 million 2006 (an increase of 15.6% in local currency).

•
Telefónica Latin America’s OIBDA in Colombia increased to €485 million in 2007 from €328 million 2006 (an increase of 42.5% in local currency). The increase is partially explained by the fact that Colombia Telecom was not consolidated in these figures until May 2006.

•	Telefónica Latin America’s OIBDA in Mexico increased to €179 million in 2007 from €11 million 2006.

•	Telefónica Latin America’s OIBDA in Venezuela increased to €1,060 million in 2007 from €815 million 2006 (an increase of 42.0% in local currency).

•	Telefónica Latin America’s OIBDA in Central America increased to €236 million in 2007 from €205 million 2006 (an increase of 26.7% on a constant euro basis).

•	Telefónica Latin America’s OIBDA in Ecuador increased to €73 million in 2007 from €64 million 2006 (an increase of 24.8% in local currency).

Depreciation and amortization

Telefónica Latin America’s depreciation and amortization expense decreased 3.0% to €3,559 million in 2007 from €3,671 million in 2006.

Operating income

Telefónica Latin America’s operating income increased 22.8% to €3,562 million in 2007 from €2,900 million in 2006.

Atento

Revenues

Atento’s revenues increased by 14.4% to €1,174 million in 2007 from €1,027 million in 2006. The increase in revenues was primarily driven by an increase in the activity of Atento’s main customers and the obtainment of new accounts, primarily in Brazil, Mexico, Peru, Argentina and Venezuela. Growth in these Latin American markets offset a decrease in revenues from Spain, which is increasingly being replaced by countries in Latin America and Morocco as a base for call centers.

Expenses

Atento’s expenses increased 14.6% to €1,018 million in 2007 from €888 million in 2006 primarily due to the increase in structural costs from the leasing of capacity associated with the growth of the business.  This growth in expenses was partially offset by the migration of services from the Spanish market to Latin America, which reduced personnel costs, and a change in the composition of Atento’s expenses as a result of the reduced role of Atento’s Spanish business within the Atento group.

Operating income before depreciation and amortization

Atento’s OIBDA increased 13.9% to €161 million in 2007 from €142 million in 2006, driven by the increase in activity and a decrease in call centers’ platform maintenance costs and commercial and administrative costs.

Operating income

Atento’s operating income increased 15.5% to €131 million in 2007 from €113 million in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

Our revenues increased 41.5% to €52,901 million in 2006 from €37,383 million in 2005, impacted by the incorporation of the O2 group (which we consolidated as from February 1, 2006), Telefónica O2 Czech Republic (which we consolidated for twelve months in 2006 compared with six months in 2005) and Colombia Telecom (which we consolidated as from May 2006). Excluding the effect of acquisitions, the growth in revenues is based on the positive contribution of all business areas, in particular mobile operators in our Latin America business areas and the O2 group, combined with the generally solid performance in the fixed line business, as a result of a higher contribution from broadband. Variations in exchange rates had a positive impact on our revenues in 2006, contributing 1.6 percentage points to the increase in 2006.

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

Supplies

Supplies increased 66.3% to €16,629 million in 2006 from €9,999 million in 2005, principally due to the changes in the consolidation perimeter (mainly the O2 Group), higher mobile handset purchases for mobile business in Latin America and the increased interconnection expenses in the fixed telephony business in Brazil and in the mobile business in Venezuela and Peru.

Personnel expenses

Personnel expenses increased 37.8% to €7,622 million in 2006 from €5,532 million in 2005, due to increases in wages, salaries and other personnel expenses as a result of an increase in our average number of employees to 227,137 in 2006 from 195,086 in 2005. The increase in our average number of employees in 2006 was mainly due to the incorporation of the O2 group and the increases in the average number of employees in our call center business due to the increase in business activity.

Other expenses

Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as taxes. Other expenses also include changes in operating allowances and other operating expenses. Other expenses increased 35.1% to €11,095 million in 2006 from €8,212 million in 2005, principally due to a 38.9% increase in external services to €9,214 million in 2006 from €6,635 million in 2005. The increase in external services was mainly due to the incorporation of the O2 Group, which has a strong marketing emphasis, to Telefónica Latin America’s mobile business, which has high commercial, advertising and network costs, and to the Telefónica Spain’s mobile business, which has high customer management costs.

Operating income before depreciation and amortization (OIBDA)

OIBDA increased 27.0% to €19,126 million in 2006 from €15,056 million in 2005. For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP Financial Information—Operating Income Before Depreciation and Amortization”.

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

Operating income

Operating income increased 12.7% to €9,422 million in 2006 from €8,363 million in 2005. The increase was the result of the 27.0% increase in OIBDA partially offset by the rate of increase (45.0%) in depreciation and amortization. Operating income grew at a significantly slower pace than revenues due to the jump in total expenses, which increased by 48.9% to €35,346 million in 2006 from €23,743 million in 2005 principally due to the over 66% growth in supplies expense to €16,629 million in 2006 from €9,998 million in 2005, principally due to higher handset purchases in Latin America as result of intense competition and increased interconnection costs.

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

Corporate income tax

Corporate income tax decreased 6.5% to €1,781 million in 2006 from €1,904 million in 2005, which implies an effective tax rate of 26.3% in the period. Our cash outflows associated with payments for corporate income tax are expected to decrease in future periods as tax credits generated in past years are applied.

Our effective tax rate for 2006 was affected by several partially offsetting items.  First, the corporate tax rate in Spain was lowered to 32.5% for fiscal years finishing after January 1, 2007, and 30% for the fiscal years finishing after January 1, 2008.  This reduction resulted in a one-time tax expense of €355 million in 2006.  Second, corporate tax has been reduced due to tax allowances for export activities in the amount of €910 million that were generated by the most recent acquisitions made by us.

Result from discontinued operations

The result from discontinued operations amounted to €1,596 million in 2006, compared with €124 million in 2005, after registering a net capital gain of €1,563 million corresponding to the sale of our participation in TPI.

Minority interests

Profit attributable to minority interests decreased 9.2% to €346 million in 2006 from €381 million in 2005, mainly due to the sale of TPI, the acquisition of the minority interests of Telefónica Móviles and the consolidation of Colombia Telecom since May 2006, which partially offset the higher net income registered by Telesp and Endemol.

Profit for the year attributable to equity holders of the parent company

As a result of the above, profit for the year attributable to equity holders of the parent company increased 40.2% in 2006 to €6,233 million from €4,446 million in 2005.

Results of Operations by Business Area

At its meeting of July 26, 2006, our Board of Directors agreed to restructure our management to adapt to a new regional, integrated management model, combining the fixed and mobile telephony services in response to the need to manage the business by region in order to offer customers the best integrated solutions and support mobile-fixed line convergence.

This vision prompted us to create three large business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. These areas form the basis of segment reporting in the consolidated financial statements for 2007 and 2006.

Prior to the creation in 2006 of the aforementioned three geographical areas to conduct our business, our management was structured around business areas based on the types of products or services provided. Prior to

2006, there was no management at regional levels and therefore, the necessary information to report 2005 considering geographical criteria is not available on a country-by-country basis.

The table below sets forth the contribution to our results of operations by each of our three principal business areas and Atento and Telefónica Contenidos for 2005 and 2006. Revenues are presented for each of the business areas after elimination of sales to other members of the Telefónica Group. See note 17 to our Consolidated Financial Statements.

	Year ended December 31,
	2005	2006
	(in millions of euros)
Revenues	37,383	52,901
Telefónica Spain (1)	19,105	19,751
Telefónica Europe (2)	1,316	13,159
Telefónica Latin America (1)	15,390	18,088
Other companies & eliminations	1,573	1,903
Expenses (3)	23,743	35,346
Telefónica Spain (1)	10,695	11,504
Telefónica Europe (2)	851	9,691
Telefónica Latin America (1)	10,297	12,030
Other companies & eliminations	1,901	2,121
Depreciation and amortization	6,693	9,704
Telefónica Spain (1)	2,804	2,533
Telefónica Europe (2)	364	3,399
Telefónica Latin America (1)	3,461	3,671
Other companies & eliminations	64	101
Operating income	8,363	9,422
Telefónica Spain (1)	6,066	6,114
Telefónica Europe (2)	133	309
Telefónica Latin America (1)	2,052	2,900
Other companies & eliminations	112	99

(1)
The results of operations of the former Terra Networks group companies in Spain are included under Telefónica Spain, and the results of operations of the former Terra Networks group companies in Latin America are included under Telefónica Latin America, for 2005.

(2)	It includes Telefónica Deutschland and Telefónica O2 Czech Republic consolidated as from July 2005 and O2 Group consolidated as from February 2006.

(3)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization expense.

Telefónica Spain

Revenues

Telefónica Spain’s revenues increased 3.4% to €19,751 million in 2006 from €19,105 million in 2005.

In the fixed business, revenues amounted to €11,964 million in 2006, a year-on-year growth of 1.8%. This slight increase is mainly derived from the Internet and broadband business offset in part by decreases in revenues from traditional access and voice business.

•
Revenues from traditional access include all revenues from our customers for rental and connection to the public switched telephone network, or PSTN lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services and public use telephony and additional charges and advertising in telephone booths.  Revenues from access fees decreased 2.1% to €2,768 million in 2006 compared to €2,826 million in 2005, mainly due to the freezing of the PSTN line monthly fee in 2006 and the reduction in the number of fixed telephone lines.

•
Revenues from traditional voice services amounted to €4,868 million in 2006 with a year-on-year decrease of 5.7%. This decrease is mainly attributable to the decline in the average price per minute, in particular on national voice traffic and because of the declining performance of the fixed voice market in Spain.

•
Revenues from Internet and broadband services, which totaled €2,403 million for the year, up 23.2% from the previous year, more than offset the reduction in revenues from the traditional access and voice businesses. Broadband revenues from both Internet access and pay TV grew 29.3% to reach €2,260 million, 84% of which is derived from the retail business. The total number of broadband retail accesses was 3,743 thousand at the end of 2006.

•	Revenues from data services grew by 4.5% to €1,076 million in 2006, with wholesale data revenue accounting for most of the growth (19.0%).

•	Revenues from information technology services rose to €392 million, a 22.7% increase year-on-year.

•	Lastly, other revenues decreased by 2.2% to €457 million in 2006.

In the mobile business, net sales and rendering of services amounted to €9,199 million, a 4.1% increase compared to 2005, as a result of the evolution of service revenues (€8,142 million, a 4.5% increase) supported by the growth in outgoing voice traffic which more than offset the decrease in average prices and the poor evolution of interconnection and roaming revenues (both decreasing compared to 2005). It is also important to emphasize the growth in data revenues, that reached  €1,008 million in 2006 (9.4% more than in 2005).

Handset revenues amounted €1,058 million in 2006, up by 2% compared to 2005.

Expenses

Telefónica Spain’s expenses increased 7.6% to €11,504 million in 2006 from €10,695 million in 2005, principally due to an increase in supplies and personnel expenses.

•	Supplies expenses increased 4.6% to €4,396 million in 2006 from €4,202 million in 2005, mainly due to the increase in handset purchases in the mobile business.

•	Personnel expenses increased 15% to €3,436 million in 2006 from €2,987 million in 2005, principally due to the effect of workforce restructuring provisions in 2006.

•	Other expenses increased 4.7% to €3,673 million in 2006 from €3,506 million in 2005, principally due to a 4.2% increase in external expenses to €3,146 million in 2006 from €3,019 million in 2005.

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

•	Supplies expenses grew by 5.5% to €2,490 million due to the increase on interconnection, roaming-out and content suppliers expenses.

•	Personnel expenses grew by 15.9% to €322 million in 2006 from €278 million in 2005, with the increase due to a new management pension scheme account.

•
Other expenses grew by 7.7% to €2,378 million due to higher customer management expenses, the growth in network costs and the increase in acquisition costs and commissions to our distribution channels.

Operating income before depreciation and amortization

Telefónica Spain’s OIBDA decreased 2.5% to €8,647 million in 2006 from €8,870 million in 2005. On the fixed side, Telefónica de España’s OIBDA decreased 4.4% to €4,572 million in 2006 from €4,784 million in 2005, principally due to the effect of the workforce restructuring provisions in 2006. On the mobile side, Telefónica Móviles recorded OIBDA of €4,091 million in each of 2006 and 2005.

Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 43.8% in 2006 compared to 46.4% in 2005. In the fixed business, Telefónica de España’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 38.2% in 2006 compared to 40.7% in 2005. In the mobile business, OIBDA, as a percentage of Telefónica Móviles revenues, was 44.5% in 2006 compared to 46.4% in 2005, principally due to increased competition.

Depreciation and amortization

Telefónica Spain’s depreciation and amortization decreased 9.7% to €2,533 million in 2006 from €2,804 million in 2005, principally due to a more conservative investment policy in prior years, which sought to control capital expenditures. Fixed business depreciation and amortization decreased 12.7% to €1,866 million in 2006 from €2,138 million in 2005. Mobile business depreciation and amortization remained largely stable with a depreciation and amortization expense of €667 million in 2006.

Operating income

Telefónica Spain’s operating income increased 0.8% to €6,114 million in 2006 from €6,066 million in 2005. Telefónica de España’s operating income increased 2.3% to €2,706 million in 2006 from €2,645 million in 2005. Operating income associated with the mobile business was €3,424 million in 2006 slightly down from 2005.

Telefónica Europe

Telefónica Europe comprises the results of the O2 group for the 11 month period ended December 31, 2006, 12 months of the results of Telefónica O2 Czech Republic and Telefónica Deutschland, our first company in Germany which is now under Telefónica O2 Germany. As this business unit was created in 2006 and the principal companies included within this unit were consolidated for the first time as of February 1, 2006 (in the case of the O2 Group) and July 1, 2005 (in the case of Telefónica O2 Czech Republic), we have not included comparative information in the discussion below.

Revenues

Telefónica Europe’s revenues in 2006 were €13,159 million, of which €2,148 million was attributable to Telefónica O2 Czech Republic. The major contribution to the revenues has been driven by O2 UK, with €6,265 million owing to continued strong customer and ARPU growth. O2 Germany revenues in 2006 were €3,320 million (including Telefónica Deutschland 11 month results), also driven by continued expansion of the customer base, which partly offset ARPU weakness in the German market. The mobile segment in  Telefónica O2 Czech Republic, was the key driver of revenue growth with the focus on offering data, Internet and value added services. In addition,  the attractiveness of the traditional voice packages has been improved with the aim of increasing voice traffic. Revenues in the fixed segment continued to decline driven by the shift from traditional voice services which was not fully compensated by the increase in revenues from broadband Internet based services, data and value added services.

Expenses

Telefónica Europe’s expenses were €9,691 million in 2006, including €5,959 million in supplies, €1,344 million in personnel expenses and €2,389 million in other expenses. Competition was intense during the year, which led to a significant increase in commercial activity. In Telefónica O2 Czech Republic, the re-branding costs and costs related to the mobile project in Slovakia were the major drivers of the increase in expenses. Also it is important to highlight the launch of DSL services in Germany and the United Kingdom. Supplies expenses increased in Telefónica O2 Czech Republic due to higher activity in carrier transit and growth in mobile off-net traffic. Personnel expenses were negatively affected by the inclusion of an exceptional charge related to a rebalancing of the workforce towards customer-focused areas in O2 Germany of €32 million and positively affected by a 6.4% headcount reduction in Telefónica O2 Czech Republic.

Operating income before depreciation and amortization

Telefónica Europe’s OIBDA was €3,708 million.

Telefónica Europe’s OIBDA, as a percentage of Telefónica Europe’s revenues, was 28.2% in 2006.

Depreciation and amortization

Telefónica Europe’s depreciation and amortization expense was €3,399 million in 2006.

Operating income

Telefónica Europe’s operating income was €309 million in 2006.

Telefónica Latin America

Revenues

Telefónica Latin America’s revenues increased 17.5% in 2006 to €18,088 million from €15,389 million in 2005.

•
Revenues in Vivo, our mobile business in Brazil, increased 6.1% to €2,005 million in 2006 from €1,889 million in 2005. Excluding the impact of variations in exchange rates revenues would have decreased 3.5% in 2006 from 2005 partially explained by the decrease of 20.1% in handset sales revenues. Service revenues dropped by 0.6%, totaling €1,755 million, despite the growth in outgoing pre-pay customer revenues and the removal of the Bill & Keep rule that offsets the decrease in incoming traffic. This law governed interconnection services between mobile operators. It required that billing and payments could be made between operators only if the traffic in one direction corresponded to more than 55% of the total traffic between the two operators. With respect to Telesp, our fixed business in Brazil, it increased its revenues 14.7% to €5,565 million in 2006 from €4,853 million in 2005. By the middle of 2006, Telefónica Empresas Brazil was consolidated within Telesp. Including the full year of Telefónica Empresas both in 2006 and 2005, the growth would have been 11.7% (1.5% excluding the impact of exchange rates) principally due to an increase in revenues from its broadband business and public telephony service and, to a lesser extent, the increase in revenues from value-added services, such as automatic redial, call waiting and call forwarding.

•
Telefónica Móviles Argentina, our mobile business in Argentina, increased its revenues 24.8% to €1,260 million in 2006. Excluding the impact of variations in exchange rates revenues would have increased 32.5% in 2006 from 2005, principally due to the larger client base and positive growth in service revenues as a consequence of higher tariffs on pre-pay services and higher data revenues. On the other hand, our fixed line business in Argentina, Telefónica Argentina, increased its revenues 11.3% to €991 million in 2006 from €891 million in 2005. 2006 figures include the consolidation of Telefónica Empresas Argentina, since mid-year. Including the full year of Telefónica Empresas Argentina both in 2006 and 2005, the growth rate would have been 6.9% (13.6% excluding the impact of exchange rates) mainly due to the good performance of the broadband business, wholesale services to other operators and the positive evolution of voice traffic.

•
Telefónica Móviles Chile, our mobile business in Chile, increased its revenues 20.3% to €796 million in 2006. Excluding the impact of variations in exchange rates they would have increased 15.3% in 2006 from 2005. Revenues in the Chilean fixed line business increased by 11.9% during 2006 to €1,006 million, from €899 million in 2005. This growth is mainly due to the integration of Telefónica Empresas Chile’s operations during 2005. On a like-for-like basis, the growth rate would have been 4.6% (0.2% excluding the impact of exchange rates). Telefónica Chile managed to slightly compensate for the decrease in local and long-distance traffic with growth in broadband Internet and data services.

•
Telefónica Móviles Perú, our mobile business in Peru, increased its revenues 21.9% to €447 million in 2006. Excluding the impact of variations in exchange rates they would have increased 22.2% in 2006 from 2005, principally due to the larger client base and the positive evolution of pre-pay services. Revenues in the Peruvian fixed line business increased 6.2% to €1,097 million in 2006 from €1,032 million in 2005. In May 2006, Telefónica Empresas Perú merged with Telefónica del Perú. Including the full year of Telefónica Empresas both in 2006 and 2005, growth would have been 2.3% (2.6% excluding the impact of exchange rates) principally due to the rapid growth of the broadband business, offset in part by a decrease in public telephony business due to mobile and TELMEX competition. On the other hand, data and information technologies revenues increased due to projects for local and general Peruvian elections.

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

Expenses

Telefónica Latin America’s expenses increased 16.8% in 2006 to €12,030 million from €10,297 million in 2005.

•	Supplies expenses increased 17.8% to €5,172 million in 2006 from €4,391 million in 2005.

•	Personnel expenses increased 21.7% to €1,575 million in 2006 from €1,294 million in 2005.

•	Other expenses increased 14.6% to €5,282 million in 2006 from €4,611 million in 2005.

Operating income before depreciation and amortization

Telefónica Latin America’s OIBDA increased 19.2% to €6,571 million in 2006 from €5,513 million in 2005.

Telefónica Latin America’s OIBDA, as a percentage of Telefónica Latin America’s revenues was 36.3%, 0.5 percentage points higher than in 2005.

Depreciation and amortization

Telefónica Latin America’s depreciation and amortization expense increased 6.1% to €3,671 million in 2006 from €3,461 million in 2005.

Operating income

Telefónica Latin America’s operating income increased 41.3% to €2,900 million in 2006 from €2,052 million in 2005.

Atento

Revenues

Atento’s revenues increased 19.9% to €1,027 million in 2006 from €856 million in 2005, principally due to growth in all the three regions in which its business is focused: Spain and Morocco, Brazil and Latin America. Brazil was the region with the highest growth followed by Latin America. Excluding the impact of variations in exchange rates, Atento’s revenues would have increased 15.9% in 2006 compared with 2005.

Expenses

Atento’s expenses increased 19.6% to €888 million in 2006 from €742 million in 2005, principally due to a 19.6% increase in personnel expenses to €694 million in 2006 from €580 million in 2005. The increase in personnel expenses was mainly due to an increase in the average number of employees in 2006 compared to 2005.

Operating income before depreciation and amortization

Atento’s OIBDA increased 21.8% to €142 million in 2006 from €116 million in 2005. Excluding the impact of variations in exchange rates, Atento’s OIBDA increased 17.1% in 2006 compared with 2005. In 2006, OIBDA of our Brazilian operations represented 44.0% of Atento’s total OIBDA, while OIBDA of Atento’s Spanish, Mexican and Chilean operations each represented more than 9.0% of Atento’s total OIBDA.

Atento’s OIBDA, as a percentage of Atento’s revenues, was 13.8% in 2006 compared to 13.6% in 2005.

Operating income

Atento’s operating income increased 28.2% to €113 million in 2006 from €88 million in 2005.

B.    Liquidity and Capital Resources

Cash Flow Analysis

The table below sets forth consolidated cash flow information for the periods indicated. Positive figures refer to cash inflows and negative figures or those in parenthesis refer to cash outflows.

	Year ended December 31,
	2005	2006	2007
IFRS	(in millions of euros)
Net cash provided by operating activities	11,139	15,414	15,551
Net cash used in investing activities	(9,592)	(28,052)	(4,592)
Net cash provided by (used in) financing activities	(435)	14,572	(9,425)

Net cash provided by operating activities

Net cash flow from operating activities totaled €15,551 million in 2007 (€15,414 million in 2006). Cash flow from operating activities in 2006 was 38.4% higher than in 2005 (€11,139 million).

In 2007, we had operating cash flow less payments to suppliers for expenses and employee benefits expenses totaling €20,105 million, 6.9% more than the €18,810 million generated in 2006. This increase was largely due to the contribution of synergies arising from the integrated management of operations, to cost cutting and to the growth in our consolidated revenue. In 2006, operating cash flow less payments to suppliers for expenses and employee benefits expenses rose 36.1% from 2005 (€13,821 million), due mostly to the contribution of the acquisition of O2’s mobile operators in early 2006 and a solid operating performance.

Customer collections in 2007 increased 11.4% to €67,129 million from €60,285 million in 2006. This increase in 2007 was mainly due to the growth in our customer base, particularly in broadband and mobile accesses, as a result of intense marketing activity over the period. Customer collections in 2006 increased by 35.9% to €60,285 million from €44,353 million in 2005. This growth was the result of the healthy business performance and, notably, the changes in the consolidation perimeter following the acquisition of O2’s mobile operators.

Cash payments to suppliers and employees in 2007 increased 13.4% to €47,024 million from €41,475 million in 2006. This increase was primarily attributable to greater commercial efforts in the various geographic areas while maximizing the efficiency of the cost structure and to higher interconnection charges.  Cash payments to suppliers and employees in 2006 increased by 35.8% to €41,475 million in 2006 from €30,532 million in 2005. This increase was due largely to changes in the consolidation perimeter with the inclusion of O2’s mobile operators in 2006 and in the management and performance of the business.

Payments for employee benefits expense were higher in 2007 than in 2006, mainly in line with the increase in average headcount. The increase in payments for employee benefits expense in 2006 from 2005 was due mainly to the inclusion of the workforces of O2’s mobile operators.

Payments for net interest and other finance expenses in 2007 amounted to €3,221 million, up 35.8% from 2006 (€2,372 million). This increase was mostly due to the payment of coupons on bonds and debentures issued in 2006 and to the increase in interest rates. In 2006, the increase was 56.1% (€1,520 million in 2005), as a result of the increase in debt.

In addition, taxes paid in 2007 rose 32.5%, to €1,457 million from €1,100 million in 2006. This increase was due to the higher profit stated in 2006 compared to 2005 corresponding to the Latin American subsidiaries. In 2005, the tax charge was €1,233 million, 10.8% more than in 2006.

Net cash used in investing activities

Net cash used in investing activities decreased by €23,460 million in 2007 to €4,592 million from €28,052 million in 2006. This net decrease was due mainly to the decline in payments on investments in companies (net of cash and cash equivalents acquired) to €2,798 million in 2007 from €23,757 million in 2006 partially offset by our €2,314 million investment for the 42.3% stake in Telco. The main investment in 2006 was the acquisition of O2 for €23,554 million. In 2006, net cash used in investing activities increased by €18,460 million to €28,052 million from €9,592 million in 2005. This net increase was due mainly to payments on investments in companies (net of cash and cash equivalents acquired), which totaled €23,757 million in the year compared to €6,571 million the year before, mostly on the O2 acquisition for €23,553 million. The main investments in 2005 were the acquisition of Czech operator Telefónica O2 Czech Republic, for €3,663 million, as well as the first disbursement of €1,266 million in connection with the acquisition of O2.

Investments in property, plant and equipment and intangible assets increased by €341 million to €7,274 million in 2007 compared to €6,933 million in 2006. In 2006, investments in property, plant and equipment and intangible assets amounted to €6,933 million, €2,510 million more than in 2005 due to the consolidation of O2, which accounted for €2,234 million.

Gains on divestments, net of cash and cash equivalents acquired, amounted to €5,346 million in 2007 resulting from the sale of our stakes in Airwave and Endemol, for €2,841 million and €2,107 million, respectively. In 2006, proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to €2,294 million, including €1,816 million from the sale of TPI and €300 million from the sale of part of our investment in Sogecable.

Net cash provided by (used in) financing activities

Net cash used in financing activities totaled €9,425 million in 2007, compared with the €14,572 million obtained from financing activities in 2006. The €23,997 million difference is primarily due to the repayment of part of the financing arranged in the 2006 as part of a refinancing plan (our refinancing plan is described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk”).  In 2006, net cash from financing activities amounted to €14,572 million, compared to net cash used in financing activities of €435 million in 2005. The €15,007 million difference essentially reflects the increase in fund raising, which in 2006 entailed net issuance of €20,114 million, compared to €4,387 million in 2005.

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

Our principal liquidity requirements relate to our debt service requirements. At December 31, 2007, we had gross financial debt of €53,928 million and net financial debt of €45,284 million. For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP Financial Information—Net Financial Debt.”

We expect to spend approximately 26% of our capital expenditures budget for 2008 on Telefónica Spain, 46% on Telefónica Latin America and 26% on Telefónica O2 Europe, mainly to improve broadband services and to increase the capacity of our mobile telephony networks, to roll-out the UMTS network in Europe and to make technological upgrades in Latin America. Our principal capital expenditures are described in “Item 4.  Information on the Company”. Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts. See “Cautionary Statement Regarding Forward-Looking Statements”.

For a discussion of our liquidity risk management policy, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk” and note 16 to our Consolidated Financial Statements.

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

The following table describes our consolidated gross financial debt, as stated in euro using the European Central Bank buying rate for euro at December 31, 2007. We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments. In 2007, the average interest rate on our consolidated total net financial debt was 5.59%. This table includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS. It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS. See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk”.

Amortization schedule

	Year ended December 31,
	2008	2009	2010	2011	2012	Subsequent	Total
	(in millions of euros)
Non-convertible euro and foreign currency debentures and bonds	1,188	1,959	4,530	3,106	1,665	13,326	25,774
Promissory notes and commercial paper	2,202	—	—	—	—	—	2,202
Other marketable debt securities	—	—	—	—	158	1,923	2,081
Loans and other payables (principal and interest accrued)	3,596	1,968	1,437	6,718	3,552	6,394	23,665
Other financial liabilities	—	—	—	—	—	206	206
Total	6,986	3,927	5,967	9,824	5,375	21,849	53,928

Estimated future interest payments as of December 31, 2007 on our interest-bearing-debt are as follows: €2,495 million in 2008, €3,278 million in 2009, €2,254 million in 2010, €2,055 million in 2011, €1,491 million in 2012 and €8,240 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2007.

At December 31, 2007, we had unused committed credit lines of approximately €9,250 million, all of which bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate, or EURIBOR and the London Interbank Offered Rate, or LIBOR.

Our borrowing requirements are not significantly affected by seasonal trends.

The table below sets forth the ratings of our short- and long-term debt as of the date of this Annual Report. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

Rating Agency	Issuer	Long-Term Debt	Short-Term Debt	Outlook	Last Update
Moody’s	Telefónica, S.A.	Baa1	P-2	Stable	May 3, 2007
Standard & Poor’s	Telefónica, S.A.	BBB+	A-2	Positive	November 12, 2007
Fitch	Telefónica, S.A.	BBB+	F-2	Positive	February 29, 2008

On January 11, 2007, Standard & Poor’s upgraded our perspective to “BBB+/stable outlook”, according to its report, based mainly on our strong operating performance across our diversified businesses, the smooth integration of O2’s operations and the completion of the O2 loan refinancing. On November 12, 2007, Standard & Poor’s raised its outlook to “BBB+/positive outlook” from “stable outlook”.

On May 3, 2007, Moody’s upgraded our long-term debt to “Baa1/stable outlook” from “Baa1/negative outlook” based on the substantial progress we have made in extending our average debt maturity profile (including the refinancing of the debt to fund the acquisition of O2 in the United Kingdom), the improvement of the overall operating cash flow generation prospects and the continuous demonstration of our commitment to maintain financial discipline.

On February 29, 2008 Fitch changed its outlook for us to “BBB+/positive outlook” following our fourth quarter and 2007 earnings announcement, reflecting our solid de-leveraging over the prior 18 months (with a net financial debt to OIBDA ratio of 2.3, compared to over 3 immediately following the O2 acquisition in 2006).

Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in financial markets. However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt by any of Moody’s, Standard & Poor’s and/or Fitch may increase the cost of our future borrowing or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to the general macroeconomic and political conditions in Latin America given our high degree of exposure in such region, the performance of our businesses in the Spanish market, the performance of our business in Europe, our financial and shareholder remuneration policy, our acquisition policy, our ability to integrate recent acquisitions and our ability to refinance debt incurred in connection with recent acquisitions.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals). Some of the subsidiaries receiving funds are located in Latin American countries.

C.    Research and Development, Patents and Licenses, etc.

We continue to be firmly committed to technological innovation as a key tool to achieving sustainable competitive advantages, preempting market trends and differentiating our products. Through the introduction of new technologies and the development of new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

In 2007, we further developed the model of technological innovation management we established in 2004, to align, even more, our technological innovation with our strategy. This model encourages collaboration with other agents, who will become “technological partners”, including clients, public administrations, suppliers, content providers and other enterprises. Our “technological partners” include Nokia, Apple, Microsoft, Ericsson, Google, Alcatel-Lucent and Huawei. We believe that differentiating our products from those of our competitors and improving our market position cannot be based solely on acquired technology. We also believe it is important to foster research and development activities in an effort to achieve this differentiation and to advance other innovation activities. Our research and development, or R&D policy is aimed at:

•	developing new products and services in order to gain market share;

•	fostering customer loyalty;

•	increasing revenues;

•	improving management;

•	improving business practices; and

•	increasing the quality of our infrastructure and services to improve customer service and reducing costs.

In 2007, we undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of new markets and technological leadership. Our technological innovation activities have been especially integrated in our strategy to create value through broadband and IP network communications and services.

In addition, projects to promote the information society, new services focused on new Internet business models, mobile TV and other broadband services, were undertaken. These new projects, and others, were developed with a view to rapidly identifying emerging technologies that might have a relevant impact on our businesses, and testing such technologies with trials relating to new services, applications and platform prototypes.

In 2007, new business and operational support systems were developed and existing systems were improved.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo S.A.U., or Telefónica I+D, our wholly owned subsidiary, which works principally for our lines of business. In performing its functions, Telefónica I+D receives assistance from other companies and universities. Telefónica I+D’s mission focuses on improving our competitiveness through technological innovation and product development. Telefónica I+D conducts experimental and applied research and product development to increase the range of our services and reduce operating costs. It also provides technical assistance to our Latin American operations. Telefónica I+D’s activities include the following:

•
the development of new products and fixed telephone services, particularly the development of such value added services as broadband, mobile communications and Internet services for the public, corporate, mobile communications and Internet services for the public, corporate, mobile and multimedia sectors, and the automation of customer services while integrating new features available through our GPRS and UMTS networks;

•	the development of interactive services, focusing on the development of information services and new infrastructure to provide such services, primarily in the Internet protocol environment;

•	the development of management systems designed to strengthen infrastructure and its quality, and to develop innovative solutions for the management of our networks and services;

•	the development of business support systems intended to provide innovative solutions for business processes; and

•	applied research to undertake, understand and develop those aspects, opportunities and specialty new technologies for the evolution of our different businesses.

In 2007, approximately 51% of Telefónica I+D’s funding assigned to research and development was for the benefit of the business in Spain, 31% for businesses in Latin America, 12% for Telefónica (including projects involving two or more business units) and 6% for our other subsidiaries, such as Telefónica O2 Europe.

At December 31, 2007, Telefónica I+D had 1,285 employees, who also collaborated with qualified professionals from 101 companies and 50 universities.

Our total research and development expenses were €588 million and €594 million in 2006 and 2007, respectively. These expenses represented 1.1% of our consolidated revenues in both of those years, respectively. These figures have been calculated using the guidelines set out in the OECD Manual. These guidelines include expenses for research and development that, because of timing of projects or accounting classifications, we do not include in their entirety in our consolidated balance sheet.

D.    Trend Information

We are an integrated telecommunications company with a presence in Spain, in most of Latin America, the United Kingdom, Germany, the Czech Republic, Ireland, Slovakia and Morocco. We also have holdings in China through CNC and Italy through Telecom Italia which we believe give us the possibility to enter into strategic agreements which we expect would be positive for our shareholders as well as our customers.

In the past few years we have undergone a significant transformation, not only through our extensive geographical diversification and product mix but also by transforming our operational model to make it more efficient without losing sight of the customer and our ambitious growth plans. This operational model has centered on the integration of fixed and mobile businesses by region in order to permit us to take advantage of economies of scale while at the same time keeping management as close to our customers as possible to maintain our customer-centered approach.  We strive to lead the future of the sector by anticipating trends towards the new digital environment.

In Spain, Telefónica is intensifying its product range and focusing on providing better quality services, and improving distribution channels and networks in order to improve customer satisfaction levels. Through market segmentation, we offer bundled services to the residential market, with voice, broadband and TV services tailored to suit customer needs. In the business market we offer integral solutions including voice, broadband, network connections, equipment, support and maintenance, and different value added services such as web hosting and domains, with the aim of achieving the best global product range adapted to business needs. Furthermore, we will continue to defend our mobile leadership supported by our customer loyalty. The big challenge, in both the fixed and mobile businesses, continues to be improving the penetration growth of broadband and, for this we will continue to transform our networks by increasing UMTS coverage and taking the first steps in fiber optics in the case of fixed business.

In Latin America, our strategy is based on a regional model that harnesses the synergies of scale without losing sight of local customer management. We expect that growth in Latin America will come mainly from the mobile business, which is why we expect to continue to make significant investments to improve capacity and coverage through technological advancements in our networks. We are also improving our fixed networks to drive the increase of quality broadband penetration with integrated voice and TV.

In Europe we expect to continue to improve customer satisfaction by strengthening our mobile offering in the United Kingdom and ADSL in Germany. We will continue to support the mobile data business and expect to offer high-quality and innovative products to our customers. An example of this is the iPhone in the United Kingdom and the launch of the Fonic brand in Germany to satisfy a niche in the market we had previously not covered. We expect to invest further in increasing and developing our own networks with the aim of substantially improving profitability through efficient cost management. In the Czech Republic we will continue to take advantage of the opportunities from a totally integrated operation, while maintaining our solid position in the mobile sector.

E.    Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2007 although they are described in the notes to our Consolidated Financial Statements. These commitments primarily relate to put rights pursuant to which third parties can require us to purchase some or all of their interests in certain of our subsidiaries or joint ventures, as in the case of Brasilcel and Colombia Telecom, and contingent obligations in the form of guarantees. For additional detail on our off-balance sheet commitments please refer to note 21(b) to the Consolidated Financial Statements.

F.    Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2007. For additional information, see our Consolidated Financial Statements included elsewhere herein.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 Years
	(in millions of euros)
Financial liabilities (1)(2)	53,928	6,986	9,894	15,199	21,849
Operating lease obligations (3)	5,432	812	1,426	1,036	2,158
Purchase obligations (4)	2,388	1,407	549	232	200
Other liabilities (5)	1,866	1,866	0	0	0
Total	63,614	11,071	11,869	16,467	24,207

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)
This item includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS.  Future interest payments as of December 31, 2007 on our interest-bearing-debt are as follows: €2,495 million in 2008, €3,278 million in 2009, €2,254 million in 2010, €2,055 million in 2011, €1,491 million in 2012 and €8,240 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2007. It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS. For a more detailed description of our financial derivative transactions, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk”.

(3)
Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.

(4)	This item include definitive payments due for agreements to purchase goods (such as network equipment) and services.

(5)
“Other liabilities” include long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above. Because of the nature of the risks covered by “Other liabilities” such as “Other provisions”, it is not possible to determine a reliable schedule of potential payments, if any. For details of the composition of “other provisions” see note 15 to our Consolidated Financial Statements.

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and note 13 to our Consolidated Financial Statements.

Item 6.   Directors, Senior Management and Employees

A.    Directors and Senior Management

During 2007, our Board of Directors met 12 times. At May 13, 2008, our Board of Directors had met four times during 2008. At May 13, 2008, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
César Alierta Izuel(1)	63	1997	2012
Isidro Fainé Casas(1)(2)	65	1994	2011
Vitalino Manuel Nafría Aznar(3)(4)(6)(8)(9)	57	2005	2011
Julio Linares López(1)	62	2005	2011
José María Abril Pérez (1)(3)(6)	56	2007	2013
José Fernando de Almansa Moreno-Barreda(6)(8)	59	2003	2013
Jose María Álvarez –Pallete López	44	2006	2012
David Arculus (6)(8)	61	2006	2011
Eva Castillo Sanz	45	2008	2013
Carlos Colomer Casellas(1)(5)(7)	64	2001	2011
Peter Erskine(1)(5)	56	2006	2011
Alfonso Ferrari Herrero (1)(4)(5)(6)(8)(9)	66	2001	2011
Luiz Fernando Furlán(6)	61	2008	2013
Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(6)(7)(9)	62	2002	2012
Pablo Isla Álvarez de Tejera(5)(7)(8)(9)	44	2002	2012
Antonio Massanell Lavilla(2)(4)(7)(9)	53	1995	2011
Javier de Paz Mancho (1)(6)(8)(9)	49	2007	2013

(1)	Member of the Executive Commission of the Board of Directors.

(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona (“La Caixa”).

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).

(4)	Member of the Audit and Control Committee of the Board of Directors.

(5)	Member of the Nominating, Compensation and Corporate Governance Committee.

(6)	Member of the International Affairs Committee.

(7)	Member of the Service Quality and Customer Service Committee.

(8)	Member of the Regulation Committee.

(9)	Member of the Human Resources, Reputation and Corporate Responsibility Committee.

Board Committees

At May 13, 2008, the committees of our Board of Directors are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by Spanish corporate law or under our Articles of Association or the Regulation of the Board of Directors. This commission is made up of fewer Directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. Julio Linares López, Mr. José María Abril Pérez, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

Audit and Control Committee

The Audit and Control Committee functions are regulated by our bylaws and our Board of Directors regulations. The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory and oversight functions, specifically having the following responsibilities:

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

•	to supervise the internal audit services;

•	to examine the financial reporting process and the internal control systems; and

•
to maintain the necessary relations with the auditors to receive information on all matters that may put their independence at risk, and any other matters related to the process of auditing our accounts, as well as to receive information and maintain communication with our auditors as required by laws relating to the audit process and with respect to technical regulations on auditing.

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2007, the Audit and Control Committee met 11 times and, as of the date of this Annual Report, had met five times in 2008. The members of the Audit and Control Committee are Mr. Antonio Massanell Lavilla, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Vitalino Manuel Nafría Aznar.

Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee is responsible for reporting to our Board of Directors with respect to proposals for the appointment, re-election and removal of directors, members of the Executive Committee and the other committees of our Board of Directors and top members of our management and management of our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for proposing to the Board of Directors, within the framework established in the bylaws, the compensation for the Directors and reviewing it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of the Board Regulations, to propose to the Board of Directors, within the framework established in the bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof and to supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera. During 2007, the Nominating, Compensation and Corporate Governance Committee met ten times, and as of the date of this Annual Report, had met five times in 2008.

Human Resources, Reputation and Corporate Responsibility Committee

The Human Resources, Reputation and Corporate Responsibility Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation, responsibility and the promotion of our values within the Telefónica Group. The Human Resources, Reputation and Corporate Responsibility Committee met five times during 2007, and as of the date of this Annual Report had met once in 2008. The members of the Human Resources, Reputation and Corporate Responsibility Committee are Mr. Javier de Paz Mancho (chairman), Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Pablo Isla Álvarez de Tejera, Mr. Antonio Massanell Lavilla and Mr. Vitalino Manuel Nafría Aznar.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us. Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Mr. Pablo Isla Álvarez de Tejera (chairman), Mr. Fernando de Almansa Moreno Barreda, Mr. David Arculus, Mr. Alfonso Ferrari Herrero, Mr. Vitalino Manuel Nafría Aznar and Mr. Javier de Paz Mancho. During 2007, the Regulation Committee met 11 times, and as of the date of this Annual Report, had not yet met.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors. The members of the Service Quality and Customer Service Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Carlos Colomer Casellas, Mr. Antonio Massanell Lavilla and Mr. Pablo Isla Álvarez de Tejera. During 2007 the Service Quality and Customer Service Committee met five times, and as of the date of this Annual Report, had met twice in 2008.

International Affairs Committee

The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors. The International Affairs Committee pays close attention to events taking place in countries where we have operations and which may affect our competitive position, corporate image and financial results. The International Affairs Committee also oversees our non-profit foundations in such countries. The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. José María Abril Pérez, Mr. David Arculus, Mr. Alfonso Ferrari Herrero, Mr. Luiz Fernando Furlán, Mr. Gonzalo Hinojosa Fernández de Ángulo, Mr. Vitalino Manuel Nafría Aznar and Mr. Javier de Paz Mancho. During 2007, the International Affairs Committee met four times, and as of the date of this Annual Report had met twice in 2008.

Biographies of Directors

Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Asociación Española de Analistas Financieros). Between 1996 and November 1999, he was director and chairman of Tabacalera, S.A.  At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita -Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A. and of Iberia, S.A. On January 1997, Mr. Alierta was appointed as a director of Telefónica and on July 26, 2000, he was appointed as our Executive Chairman. Mr. Alierta is director of Telecom Italia since November 8, 2007. Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers.

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banco Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). Mr. Fainé is currently chairman of La Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), executive chairman of Abertis Infraestructuras, S.A. and vice-chairman of the board of directors of Repsol YPF, S.A. He is also member of the board of directors of Criteria CaixaCorp, S.A., Caifor, S.A. and Port Aventura, S.A. Mr. Fainé holds a doctorate degree in economics, a diploma in Alta Dirección (Senior Management) from IESE Business School (Instituto de Estudios Superiores de la Empresa) and an ISMP in business administration from Harvard University. He is a member of the Real Academia de Ciencias Económicas y Financieras.

Mr. Vitalino Manuel Nafría Aznar serves as Vice-Chairman of our Board of Directors. In 1966 he joined Banco de Vizcaya, S.A. In 1983, Mr. Nafría Aznar was appointed general manager of Induban, S.A. (Banco de Financiación Industrial) in Bilbao. In 1988 he worked as regional manager for Aragón, Navarra y Rioja at Banco

Bilbao Vizcaya (BBV). In 1990, he was appointed business manager of BBV. In April 1998, he was appointed director of the board of directors and chief executive officer of BBV in Mexico. In July 2000, he was appointed general manager and director of the board of directors of Banco Bilbao Vizcaya Argentaria (BBVA) Bancomer. In December 2001, he was appointed member of the executive committee of BBVA and in January 2003 he became general manager of BBVA America. Since January 2005 he has been the Retail Banking Manager in Spain and Portugal for BBVA. He is now in early retirement.

Mr. Julio Linares López serves as a director of our Board of Directors and as our Chief Operating Officer since December 19, 2007. In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology and Technical Regulations Department. In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo, S.A.. In December 1994, he became deputy general manager of Marketing and Services Development department in the commercial area and subsequently, deputy general manager for Corporate Marketing. In July 1997, he was appointed chief operating officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemáticas, S.A. In January 2000, he was appointed executive chairman of Telefónica de España, S.A., a position which he held until December 2005, when he was appointed our managing director for Coordination, Business Development and Synergies of Telefónica. Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Mr. José María Abril Pérez serves as a director of our Board of Directors. From 1975 to 1982 he served as financial manager of Sociedad Anónima de Alimentación. Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was financial manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as managing director of Investment Corporate Banking. From January to April 1993, he was appointed executive coordinator of Banco Español de Crédito, S.A. In 1998, he became general manager of the Industrial Group of BBVA. In 1999, he was appointed member of the executive committee of the BBVA Group. He has also been a member of the board of directors of Repsol, S.A., Iberia S.A. and Corporación IBV. In 2002 he became managing director of Wholesale and Investment Banking Division and member of the executive committee of BBVA, and he is now in early retirement. Until July 2007, he was vice president of Bolsas y Mercados Españoles, S.A. He holds a degree in economics from the University of Deusto (Bilbao, Spain) and he has been professor at such university for nine years.

Mr. José Fernando de Almansa Moreno-Barreda serves as a director of our Board of Directors. In December 1974 he joined the Spanish Diplomatic Corps (Cuerpo Diplomático) and served from 1976 to 1992 as Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, Chief Director for Eastern European Affairs, Director of Atlantic Affairs in the Spanish Foreign Affairs Ministry, Counselor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Advisor to His Majesty the King. He is also chief executive officer of Servicios Externos de Apoyo Empresarial, S.A. de C.V. and substitute director of BBVA Bancomer México, S.A. de C.V. He holds a law degree from the University of Deusto (Bilbao, Spain).

Mr. José María Álvarez-Pallete López serves as a director of our Board of Directors and, since July 2006, as General Manager of Telefónica Latin America. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Studies department. In 1996 he was promoted to chief financial officer of Cemex Group in Spain, and in 1998, to chief administration and financial officer in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd. In February 1999 he joined the Telefónica Group as general manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to chief financial officer of Telefónica. In July 2002, he was appointed chairman and chief executive officer of Telefónica Internacional, S.A. Mr. Álvarez-Pallete holds a degree in economics from the Complutense University of Madrid. He also studied economics at the Université Libre de Belgique and holds an International Management Programme from the

Panamerican Institute of Executive Business Administration (IPADE) and an advance research degree from the Universidad Complutense of Madrid.

Sir David Arculus serves as a director of our Board of Directors. From 1998 to 2001, he was chairman of Severn Trent Plc. and IPC Group Ltd. From 2002 to 2004, he was chairman of Earls Court and Olympia Ltd. From 2004 to January 2006, he served as chairman of O2. Sir David Arculus was deputy president of the Confederation of British Industry (CBI) until 2006 and is currently a member of the Oxford University Press Finance Committee. In 1972 he received an MBA from the London Business School. In 1996, he received his master’s degree in engineering and economics from Oriel College, Oxford, and in 2003 he received a degree Honoris Causa from the University of Central England.

Ms. Eva Castillo Sanz serves as a director of our Board of Directors. Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years. After that, she worked for another five years for Goldman Sachs International in London in the International Equities department. In 1997 Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal. In 1999, she was promoted to General Manager for Spain and Portugal and in 2000 she became chief executive officer of Merrill Lynch Capital Markets Spain. After that, Ms. Castillo was appointed chief operating officer for EMEA Equity Markets. In October 2003 she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain. Currently she heads Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business. She is a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees. Ms. Castillo holds degrees in business, economics and law (ICADE – 3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a director of our Board of Directors. Mr. Colomer began his career in 1970 as marketing vice-chairman of Henry Colomer, S.A. In 1980, he was appointed as executive chairman of Henry Colomer, S.A. and Haugron Cientifical, S.A. In 1986, he was also appointed president of Revlon for Europe. In 1989, he became chairman of Revlon International and in 1990, he was appointed executive vice-president and chief operating officer of Revlon Inc. In 2000, he was appointed chairman and chief executive officer of the Colomer Group. Mr. Colomer is chairman of the Colomer Group and director of Altadis, S.A. He is also vice-chairman of Indo Internacional, S.A., chairman of Ahorro Bursátil, S.A. SICAV and Inversiones Mobiliarias Urquiola, S.A. SICAV. Mr. Colomer has a degree in economics from the University of Barcelona and an MBA from IESE Business School (Instituto de Estudios Superiores de la Empresa).

Mr. Peter Erskine serves as a director of our Board of Directors. He began his career in the field of marketing and trademark management in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as vice-chairman for Europe of Mars Electronics. In 1998 he became Marketing and Merchandise vice-chairman of Unitel. From 1993 to 1998, he held a number of senior positions, including director of British Telecom (BT) Mobile and president and chief executive officer of Concert. In 1998 he became managing director of BT Cellnet and in 2000 he was appointed chief executive officer of BT Wireless. Subsequently, in 2001 he became chief executive officer and a director of the board of directors of Telefónica O2 Europe, Plc. In 2006 he became executive chairman of Telefónica O2 Europe, Plc and from July 2006 until December 2007 he served as general manager of Telefónica O2 Europe, Plc. Currently, he is member of the advisory board of the University of Reading Business School. In 1973, he received a degree in psychology from Liverpool University.

Mr. Alfonso Ferrari Herrero serves as a director of our Board of Directors. From 1968 to 1969 he was assistant to the financial manager of Hidroeléctrica del Cantábrico, S.A. From 1969 to 1985, he worked in Banco Urquijo, S.A. holding several positions as analyst, manager of Industrial Investments and as a representative in several subsidiaries in his capacity as member of the board of directors of Banco Urquijo, S.A. From 1985 to 1996 he was a member of the board of directors and manager of Corporate Finance of Beta Capital Sociedad de Valores, S.A., of which Mr. Ferrari was a co-founder. From 1996 until 2000 served as chairman and chief executive officer of Beta Capital, S.A. He has a doctorate in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid) and holds an MBA from Harvard University.

Mr. Luiz Fernando Furlán serves as a director of our Board of Directors. Throughout his career he has been chairman of the board of directors of Sadia S.A., where he worked since 1978, and member of the board of directors of several other companies in Brazil and abroad such as Pan American Beverages, Inc. - USA (Panamco) and Brasmotor S.A. (Brazil). He was also member of the consulting board of IBM in Latin America and of ABN Amro Bank in Brazil, as well as chairman of Brazilian Chicken Exporters Association (ABEF), Brazilian Association of Public Owned Companies (ABRASCA) and of Mercosur European Union Business Forum (MEBF). From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. Currently he is also chairman of Amazonas Sustainability Foundation and member of the board of directors of Redecard S.A., Amil Participações S.A., Kroton Educacional S.A., Marisa S.A. and Stefanini IT Solutions S.A. He holds a degree in chemical engineering from the Industrial Engineering Faculty of São Paulo and in business administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

Mr. Gonzalo Hinojosa Fernández de Angulo serves as a director of our Board of Directors. He began his career in 1966 in Cortefiel, S.A. and served in several management positions since then. From 1976 to 1985 Mr. Hinojosa was general manager of Cortefiel, S.A. and from 1985 until 2006 he served as chief executive officer of the company, a post which he combined with his appointment as chairman since 1998. From 1991 through 2002, he served as a director of Banco Central Hispano Americano, S.A. and as a director of Portland Valderribas, S.A. He has also served as a director of Altadis, S.A. He currently serves as a director of Dinamia Capital Privado, S.A., SCR. Mr. Hinojosa has a degree in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid).

Mr. Pablo Isla Álvarez de Tejera serves as a director of our Board of Directors. Mr. Isla began his career in 1988 as Government Attorney (Abogado del Estado), and he joined the Body of Government Attorneys that year, in the first position of the candidates, for the Spanish Ministry of Transportation, Tourism and Communications. In 1991 he moved to the General Management of the Legal Services of the Spanish Government (Dirección General del Servicio Jurídico del Estado). From 1992 to 1996, Mr. Isla served as general manager of the Legal Services Department of Banco Popular, S.A. In 1996, he was appointed general manager of the National Heritage Department of the Treasury Department of Spain (Ministerio de Economía y Hacienda). He also served as General Secretary of Banco Popular Español, S.A. from 1998 to 2000. In July 2000, Mr. Isla was appointed chairman of the board of Grupo Altadis and co-chairman of the company. Since June 2005, Mr. Isla is the deputy chairman and chief executive officer of Inditex, S.A. Mr. Isla has a degree in law from the Universidad Complutense of Madrid.

Mr. Antonio Massanell Lavilla serves as a director of our Board of Directors. In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), where he held several posts and in 1990, he was appointed assistant manager and secretary of the Steering Committee. In the same year, he was appointed member of the board of directors of VidaCaixa, S.A., Seguros de la Caixa, S.A., Socredit (Monaco), and Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros. Mr. Massanell is currently senior executive vice president of la Caixa and a member of the boards of directors of e-La Caixa 1, S.A., Port Aventura, S.A. Espacio Pyme, S.A., Bousorama, S.A., Caixa Capital Desarrollo, S.C.R., S.A. and Caixa Capital Risc, S.G.E.C.R., S.A. He is also executive chairman of Serveis Informátics La Caixa. Mr. Antonio Massanell Lavilla holds a degree in economics from the University of Barcelona.

Mr. Francisco Javier De Paz Mancho serves as a director of our Board of Directors. From 1990 to 1993, he was Secretary to the Board of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as general manager of Internal Trade of the Spanish Ministry of Tourism and Commerce. From 1994 to 1996, he was chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was corporate strategy manager of the Panrico Donuts Group. From 1998 to 2004, he served as director of Mutua de Accidentes de Zaragoza (MAZ) and of the Panrico Group. From 2004 to 2006, he was director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as chairman of the Patronal Pan y Bollería Marca (COE).  From 2004 to 2007, he was chairman of the National Company MERCASA. He has also been a member of the board of directors of Altadis, S.A., and of the Economic and Social Board and its permanent commission. Mr. de Paz has a diploma in publicity and information and followed studies in law. He followed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).

Executive Officers/Management Team

At May 13, 2008, our executive management team was composed of our chief executive officer and six general managers.

Name	Position	Appointed	Age
César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	63
Julio Linares López	Chief Operating Officer	2007	62
José María Álvarez –Pallete	General Manager of Telefónica Latin America	2002	44
Guillermo Ansaldo Lutz	General Manager of Telefónica Spain	2007	46
Matthew Key	General Manager of Telefónica Europe	2007	45
Santiago Fernández Valbuena	General Manager of Finances and Corporate Development	2002	50
Luis Abril Pérez	Technical General Secretary to the Chairman	2002	60
Calixto Ríos Pérez	General Manager of Internal Audit	2002	63
Ramiro Sánchez de Lerín	General Secretary and Secretary to the Board	2003	53

Biographies of the Executive Officers and Senior Management

We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.

Mr. Guillermo Ansaldo Lutz serves as Managing Director of Telefónica Spain since December 2007, and he is also member of the Executive Committee of Telefónica. From 1989 to 2000 he worked for McKinsey & Company holding different positions in Spain and Argentina. In 1995, he was appointed partner of McKinsey & Company in Argentina. From 2000 to 2004 he was the chief executive officer of Telefónica de Argentina, S.A. and since April 2005, he held the position of chief executive officer of Telefónica de España, S.A. He holds a degree in industrial engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.

Mr. Matthew Key serves as General Manager of Telefónica Europe and is a member of the Executive Committee of Telefónica. From 1984 until 1998 he was in charge of different responsibilities beginning in Arthur Young, in the Grand Metropolitan plc (1988), in Coca Cola & Schweppes Beverages Ltd (1993-1995), then he started working in Kingfisher plc and finally from 1998 to 2002 he moved to Vodafone plc. From 2000 to 2002 he worked as non–executive director in Vodafone Egypt. He has served as chairman and non-executive director of Telco Mobile since 2003. From 2003 to 2005 he was non-executive director of Link Stores. In February 2002, he was appointed chief financial officer of O2 UK until December 2004. In January 2005, he was appointed chief executive officer of O2 UK. He holds a degree in economics from the Birmingham University.

Mr. Santiago Fernández Valbuena serves as General Manager of Finance and Corporate Development since December 2002 and is a member of the Executive Committee of Telefónica. He has served as our chief financial officer since July 2002. He joined Telefónica Group in 1997 as chief executive officer of Fonditel, Telefónica’s pension assets manager. Previously, he was the managing director of Societé Génerale Equities, and also head of Equities & Research at Beta Capital in Madrid. Mr. Fernández Valbuena served as president of the Research Commission at the Spanish Institute of Financial Analysts. He has held senior teaching positions with the MBA programs of the Manchester Business School and Instituto de Empresa. He holds a degree in economics from the Universidad Complutense of Madrid and he also holds an M.S. and a PhD degree in economics and finance from Northeastern University in United States.

Mr. Luis Abril Pérez serves as our Technical General Secretary to the Chairman. Mr. Abril started his professional career as a microeconomics professor in the Universidad Comercial de Deusto, where he went on to head its Finance Department. In 1978, he moved to Banco de Vizcaya, S.A. as treasury director and then worked as head of the president’s Technical Department. During his work with the Banco Bilbao Vizcaya Group (1988 to 1991), he acted as general director for the Asset Management division. From 1994 to 1999, Mr. Abril acted as general director for Banco Español de Crédito, S.A. (Banesto), and he later acted as general director for Communications for Banco Santander Central Hispano, S.A. (1999 to 2001). Mr. Abril holds a degree in economics and a law degree from the Universidad Comercial de Deusto and he also holds an MBA from the North European Management Institute, Oslo, Norway.

Mr. Calixto Ríos Pérez serves as our General Manager of Internal Audit. In 1973, Mr. Ríos joined Banco Exterior de España, S.A. as the General Manager of Extebank in New York City. Subsequently he was appointed chief executive officer and chief operating officer of Extebandes, in Venezuela. Later, Mr. Ríos returned to Madrid as the general manager of International Banking Subsidiaries of Banco Exterior de España, S.A. In 1990, he was appointed chief operating officer responsible for overseeing the construction, management and marketing of the Olympic Village for the Olympic games of Barcelona and a year later was appointed chief financial officer of Tabacalera, S.A. After the merger of Tabacalera with the French company, Seita, he was appointed advisor to the chairman and head of Strategy and Planning. In November 2000, he joined the Telefónica Group as general manager for Institutional Relations, and in July 2002 he was appointed general manager for Internal Auditing and Communications. He holds a degree in economics from the Universidad Complutense of Madrid.

Mr. Ramiro Sánchez de Lerín García-Ovies serves as our General Secretary and Secretary to our Board of Directors. He began his career in Arthur Andersen, first working for its audit department and later for its tax department. In 1982, he became a Government Attorney (Abogado del Estado) and started working for the Local Tax Authorities in Madrid (Delegación de Hacienda de Madrid). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry. He has been general secretary and secretary of the Board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. He has also held teaching positions in Instituto Católico de Dirección y Administración de Empresas (ICADE), Instituto de Empresa and Escuela de Hacienda Pública.

B.    Compensation

The compensation of Telefónica’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined at the Shareholders’ Meeting and shall remain in force until a resolution is adopted at the shareholders’ meeting to amend it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors.  On April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at €6 million. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees.

Therefore, the compensation of Telefónica’s directors in their capacity as members of the Board of Directors and/or of the Executive Commission and the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of our Board’s advisory or control committees. In addition, it was agreed that from September 2007, executive directors would not receive the fixed amounts established for their membership on the Board of Directors or the Executive Commission, but would only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The total compensation paid to Telefónica’s directors for discharging their duties as such in 2007 entailed: fixed payments of €3,704,333 and attendance fees of €211,250 for attending the Board of Directors’ advisory committee meetings. In addition, total compensation paid to directors sitting on the boards of other Telefónica Group companies amounted to €405,192. Moreover, the six directors who also serve as members of the Catalonia, Andalusia and Valencia Advisory Committees received a total of €73,750 in 2007.

In addition, in their capacity as company executives, César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine (who stepped down from his executive duties on December 31, 2007) and Antonio Viana-Baptista (who stepped down from his executive duties on January 31, 2008) received an aggregate of €12,368,727 in salaries and variable compensation, €33,018 in contributions made to Company-sponsored pension plans and €126,302 of compensation in kind, which included life insurance premiums and other insurances (general medical and dental insurance).

Furthermore, Peter Erskine received the following amounts: (i) €615,283 as periodic payment in cash relating to the commitments previously agreed by O2 in connection with his pension plan, as set forth in the document containing the tender offer for the acquisitions of O2 shares launched by Telefónica in 2005, (ii) €3,838,077 under the “2005 O2 Share Plan”, which was likewise disclosed in the document containing the tender offer, and (iii) in accordance with the conditions of O2 acquisition, €24,331,831 for stepping down from his executive duties, which included variable compensation for 2007, a payment for the advance notice clause in his employment contract, a payment for his employment commitment in accordance with the terms of the framework agreement signed in relation to the above mentioned tender offer and the payment of the obligations owed to him by O2 at the time it was acquired by us related to pension plans. The majority of this last payment was made in 2007, with the remainder paid in January 2008.

The following table presents the compensation of directors of Telefónica. in 2007 by type of payment and director:

			Board Committees
Director	Board of Directors	Standing Committee	Fixed payment	Attendance fees	TOTAL
	(euros)
Chairman
César Alierta Izuel	290,000	96,667	—	—	386,667
Vice chairmen
Isidro Fainé Casas	241,667	96,667	—	—	338,334
Gregorio Villalabeitia Galarraga (1)	137,500	55,000	22,500	20,000	235,000
Vitalino Manuel Nafría Aznar (1)	186,667	—	7,000	3,750	197,417
Members
Julio Linares López	95,000	63,333	8,667	7,500	174,500
José María Abril Pérez (2)	62,500	41,667	3,500	1,250	108,917
José Fernando de Almansa Moreno-Barreda	145,000	—	40,000	20,000	205,000
José María Álvarez-Pallete López	95,000	—	—	—	95,000
David Arculus	145,000	—	—	—	145,000
Maximino Carpio García (3)	145,000	96,667	40,833	26,250	308,750
Carlos Colomer Casellas	145,000	96,667	13,333	2,500	257,500
Peter Erskine	95,000	63,333	−	−	158,333
Alfonso Ferrari Herrero	145,000	—	60,333	26,250	231,583
Gonzalo Hinojosa Fernández de Angulo	145,000	—	73,667	35,000	253,667
Pablo Isla Álvarez de Tejera	145,000	—	50,500	17,500	213,000
Antonio Massanell Lavilla	145,000	—	47,000	23,750	215,750
Enrique Used Aznar (4)	145,000	—	60,333	27,500	232,833
Antonio Viana-Baptista	95,000	63,333	—	—	158,333
_____________
(1)	Gregorio Villalabeitia Galarraga was a director of Telefónica until July 25, 2007, being replaced as vice chairman by Vitalino Manuel Nafría Aznar.

(2)	José María Abril Pérez was appointed director of Telefónica on July 25, 2007.

(3)	Maximino Carpio García was a director of Telefónica until December 19, 2007.

(4)	Enrique Used Aznar was a director of Telefónica until December 19, 2007.

For a better understanding of the information provided above, the following table presents the amounts established for fixed compensation and attendance fees, where appropriate, of the Board of Directors, the Executive Commission and advisory or control committees.

Board of Directors

Fixed payment for each director (in euros):

Position	2007
Chairman	290,000
Vice chairmen	241,667
Directors:
Executives	95,000
Non-independent external directors	145,000
Independent external directors	145,000
Other external directors	145,000
_____________
*	Directors receive no attendance fees for Board and Executive Commission meetings.

Executive Commission

Fixed payment for each director forming part of the Executive Commission, by position (in euros):

Position	2007
Chairman	96,667
Deputy chairman	96,667
Members	96,667
_____________
*	Directors receive no attendance fees for Board and Executive Commission meetings.

Other Board Committees

Fixed payment for each director forming part of one of the Board committees, by position (in euros):

Position	2007
Chairman	26,667
Members	13,333

Fees paid to directors in 2007 for attending meetings of the advisory or control committees (in euros):

Committee	2007
Audit and Control	Attendance fee per meeting: 1,250 Number of meetings paid: 11
Appointments, Compensation and Good Governance	Attendance fee per meeting: 1,250 Number of meetings paid: 10
Human Resources, Reputation and Corporate Responsibility	Attendance fee per meeting: 1,250 Number of meetings paid: 4
Regulation	Attendance fee per meeting: 1,250 Number of meetings paid: 11
Service Quality and Customer Service	Attendance fee per meeting: 1,250 Number of meetings paid: 4
International Affairs	Attendance fee per meeting: 1,250 Number of meetings paid: 5

In addition, the total paid to the executive directors César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine and Antonio Viana-Baptista for discharging their executive duties, by item (in euros), was the following:

Item	2007
Salary (1)	5,688,154
Variable compensation (2)	6,680,573
Compensation in kind	126,302
Contributions to pension plans	33,018

(1)	In addition, Peter Erskine received €615,283 as a periodic payment in cash relating to the commitments previously made by O2 in connection with his pension plan.

(2)
In addition, Peter Erskine received the following amounts: (i) in accordance with the conditions of the O2 acquisition, €24,331,831 for stepping down from his executive duties under the terms indicated above, and (ii) €3,838,077 under the “2005 O2 Share Plan”.

In relation to the “Performance Share Plan” authorized at the general shareholders’ meeting of June 21, 2006, the maximum number of shares corresponding to the first and second cycles of the plan assigned (on July 1, 2009 and July 1, 2010) to each of the executive directors of Telefónica, if all the terms established for such delivery are met, are as follows: César Alierta Izuel (129,183 shares in the first cycle and 116,239 shares in the second); Julio Linares López (65,472 and 57,437 shares, respectively); José María Álvarez-Pallete López (62,354 and 53,204 shares, respectively); Antonio Viana-Baptista (62,354 and 53,204 shares, respectively). Finally, Peter Erskine (who was allocated 181,762 shares in the first cycle and 151,863 shares in the second), following his step down from his executive duties, received on March 25, 2008 56,256 shares corresponding to the first cycle of the plan and 12,503 shares corresponding to the second cycle, in accordance with the period of each cycle during which he was an executive of the Telefónica Group.

It should be noted that the non-executive directors do not receive and did not receive in 2007 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to our share price.

In addition, we do not grant and did not grant in 2007 any advances, loans or credits to the directors, or to our top executives, in accordance with the requirements of the Sarbanes-Oxley Act.

In 2007, four senior executives (which for these purposes, are understood to be individuals who perform senior management functions in a company reporting directly to the management bodies, executive committees or to the chief executive officer, including the person in charge of the internal audit, excluding those that are also members of the Board of Directors), were paid a total compensation package of €4,813,277. In addition, the maximum number of shares corresponding to the first and second cycles of the “Performance Share Plan” to be delivered to these senior executives, if all the established terms are met, is 157,046 shares and 130,911 shares, respectively.

In addition, with respect to our Management Benefits Plan (Retirement Plan), the total amount of contributions made by us in 2007 was €1,707,237 for executive directors and €786,261 for senior executives.

Finally, the senior executive contracts, including those of executive directors, generally include a severance clause entitling such executives to three years of salary plus another year based on the length of service with us.  The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.

Incentive Plans

In 2007 and 2006, we maintained the following shared-based payment plans linked to our share price, or one of our subsidiaries.

Telefónica share plan: “Performance Share Plan”

At our general shareholders’ meeting on June 21, 2006, our shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A., and other Telefónica Group companies. Under this plan, the Performance Share Plan, selected participants will be given a certain number of our shares as a form of variable compensation as long as certain qualifying requirements are met.

The Performance Share Plan is initially intended to last for seven years. It is divided into five cycles, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each cycle the number of shares to be awarded to plan beneficiaries is determined based on success in meeting targets set. The shares are delivered, as appropriate, at the End Date of each cycle. Each cycle is independent of the other cycles. The first cycle began on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth cycle is planned to begin on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for us throughout the three years of the cycle, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each cycle will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return, or TSR, which includes both the share price of and dividends on our shares, with the TSRs of a basket of listed telecommunications companies that comprise the comparison group.  Each employee who is a member of the plan is assigned at the start of each cycle a maximum number of shares. The actual number of shares awarded at the end of the cycle is calculated by multiplying this maximum number by a percentage reflecting degree of success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the comparison group and 30% if Telefónica’s TSR is in line with the average. The percentage rises on a linear basis for all points between these two benchmarks. If the TSR is below average no shares are awarded.

The maximum number of shares assignable in the 2006 cycle was 6,530,615 and the maximum number of shares assignable in the 2007 cycle was 5,556,234.

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the €23 and €8 million of employee benefits expenses recorded in 2007 was made in equity.

To ensure that we have enough shares to meet our obligations at the end of the cycle commenced in 2006, we purchased an instrument from a financial institution that will deliver to us, at the end of the cycle, a number of shares determined using the same measure of success as the Performance Share Plan, i.e. an instrument that mirrors the features of the Performance Share Plan. The cost of this instrument was €46 million, which in unit terms is €6.43 per share, assuming the maximum number of shares under this instrument.

This cost is the best benchmark of the fair value of the rights delivered to executives, since it corresponds to an actual market transaction. Accordingly, with respect to the first cycle beginning July 1, 2006, the unit fair value of the rights on delivery date was set at €6.43 per every maximum number of shares, ending on June 30, 2009. Moreover, and in accordance with the second cycle beginning July 1, 2007, the unit fair value of the rights on delivery date was set at €7.70 ending on June 30, 2010.

Telefónica share option plan targeted at employees of O2: “O2 Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the O2 Group. This plan entails delivery to O2 executives of a specific number of theoretical options on our shares, which, in the event, would be cash-settled at the end of each cycle via a payment equivalent to the market value of the shares on settlement date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each cycle, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (€12.83) was taken as the reference.  The estimated duration of this plan is also seven years, with five cycles, each of three years, commencing on July 1 of each year, starting in 2006.

The number of options assigned to the two cycles outstanding at December 31, 2007 is 794,473 and 632,027, respectively.

The fair value of the options delivered in the second cycle at December 31, 2007 was €13.33 per option. The fair value of the options delivered in the first cycle at that date was €18.89 per option (€16.86 at December 31, 2006). This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.

Incentive plans carried over from merger with Terra Networks

As a result of our merger with Terra Networks, we assumed responsibility for Terra Networks  outstanding share option plans. Consequently, the options to acquire Terra Networks shares were automatically converted into options to acquire our shares in accordance with the exchange ratio for the merger. The plan provides, through the exercise of the share options by their holders, for the ownership of a portion of our capital by the employees and executives who previously belonged to the Terra Networks Group companies. At December 31, 2005, a total of 117,900 call options on our shares had been assigned to such persons. Following the consummation of the merger, the weighted average strike price for such options was €28.28 per share.  At December 31, 2006, a total of 53,111 call options on Telefónica shares remained outstanding with a weighted average strike price of €22.70 per share. At December 31, 2007, all options outstanding were cancelled. Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks. On June 8, 2000, a resolution was passed at the shareholders’ meeting of Terra Networks to take over Lycos, Inc.’s share option plan.

At the time of the sale of all the shares in Lycos, Inc. to Korean company Daum Communications in 2004, it was agreed that Terra Networks would remain responsible for the obligations arising from share options on Terra Networks shares to beneficiaries of Lycos, Inc. although Lycos, Inc could carry out, on behalf of and at the expense of Terra Networks whatever actions were necessary or advisable in relation to the exercise of the options by the beneficiaries.

After our merger with Terra Networks, these options became options on our shares.  At December 31, 2006, employees of Lycos, Inc had options on 115,247 shares outstanding, at a post-merger weighted average price of $67.26.  At December 31, 2007, employees of Lycos, Inc had options on 93,269 shares outstanding, at a post-merger weighted average price of $68.18.

EN-SOP

In order to satisfy certain obligations in connection with our acquisition in 2000 of Endemol Entertainment Holdings, N.V., in April 2001 our Board of Directors approved the establishment of a new stock option plan, which we refer to as the “EN-SOP program”, that is open to all permanent employees of Endemol Entertainment and its affiliated companies at January 1, 2001 who do not participate in a similar compensation plan. As part of the EN-SOP program, we delivered to each eligible employee who was employed at Endemol Entertainment on January 1, of 2001, 2002, 2003 and 2004 a variable number of options to purchase shares of Telefónica based on such employee’s experience level and salary.

The options expired four years from their respective date of grant and may be exercised in equal amounts beginning in the third and fourth years from such date of grant. At December 31, 2006, the average remaining life of options outstanding was 0.62 years and at December 31, 2007, all outstanding options were cancelled. We issued options to acquire an aggregate of 8,228,360 shares pursuant to the plan. The total number of options granted each year pursuant to the plan was determined by dividing €27.5 million by the exercise price, which price was equal to the weighted average of the price per ordinary share of Telefónica on the automated quotation system of the Spanish stock exchanges during the five trading days prior to the meeting of the Board of Directors which convened the relevant annual shareholders’ meeting. The options issued pursuant to this plan have exercise prices ranging from €9.03 to €19.28 per share.

Of the options exercised in 2006, 3,050 were settled via delivery of the shares, as compared to 1,525 in 2005, and the remainder were cash-settled for an aggregate of €4.86 million compared to €1.02 million in 2005.

The EN-SOP program was subject to anti-dilution and other provisions customary for stock option plans of this type and to the condition that the participant not terminate his or her employment voluntarily and unilaterally prior to the exercise date.

The disposal of the holding in Endemol by Telefónica in 2007 led to the cancellation and settlement of the plan. It was no longer in effect at December 31, 2007.

Of all the options exercised in 2007, 4,750 were equity settled (3,050 and 1,525 options in 2006 and 2005, respectively) and the remainder cash settled for an amount of €10 million (€4.86 and €1.02 million in 2006 and 2005, respectively).

C.    Board Practices

Please see “—Directors and Senior Management” above.

D.    Employees

Employees and Labor Relations

The table below sets forth the average number of employees at the dates indicated for the Telefónica Group during 2006 and 2007 and each of the consolidated companies of the Group which comprise our different lines of business and other consolidated subsidiaries.

	2007		2006
	Average	Year-end	Average	Year-end
Telefónica Spain	37,688	35,792	39,169	38,616
Telefónica Latin America	48,844	49,946	48,315	47,833
Telefónica Europe	29,249	29,305	26,248	27,844
Subsidiaries and other companies	128,271	133,444	111,744	118,703
Total	244,052	248,487	225,476	232,996
TPI Group	—	—	1,661	—
Total	244,052	248,487	227,137	232,996

Employee Benefits

We have a pension plan for our Spanish employees. Our contribution corresponds to 4.51% of an employee’s fixed salary (for those employees who joined Telefónica de España S.A.U. before June 30, 1992 the amount is 6.87%). The obligatory minimum employee contribution is 2.2%. This plan is fully funded.

As of December 31, 2007, 32,865 of our employees were members of the pension plan managed by our subsidiary Fonditel Entidad Gestora de Fondos y Pensiones, S.A. (36,209 employees as of December 31, 2006). The total amount contributed in 2007 by the different Telefónica Group companies was €95 million, equal to the amount contributed in 2006.

In addition, in 2006, we approved a Management Benefits Plan (Retirement Plan) for senior executives, wholly funded by us, which complements the current pension plan. This Management Benefits Plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with such executive’s professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of this plan.

No provision was made for this Management Benefits Plan by us, as its operation has been fully outsourced to an investment fund that is responsible for its operation.

E.     Share Ownership

At May 13, 2008, the following members of our Board of Directors beneficially owned an aggregate of 5,560,024 shares, representing approximately 0.1164% of our capital stock.

Name	No. of Shares Beneficially Owned
César Alierta Izuel(1)	0.081%
Isidro Fainé Casas	0.004%
Vitalino Manuel Nafría Aznar	0.000%
Julio Linares López	0.003%
José María Abril Pérez	0.000%
José Fernando de Almansa Moreno-Barreda	0.000%
Jose María Álvarez-Pallete López	0.001%
David Arculus	0.000%
Eva Castillo Sanz	0.000%
Carlos Colomer Casellas	0.001%
Peter Erskine	0.001%
Alfonso Ferrari Herrero(2)	0.012%
Luiz Fernando Furlán	0.000%
Gonzalo Hinojosa Fernández de Angulo	0.011%
Pablo Isla Alvarez de Tejera	0.000%
Antonio Massanell Lavilla	0.000%
Javier de Paz Mancho	0.000%

(1)
Since March 2, 2007, our Chairman holds 8,200,000 European call options over our shares with an exercise price of €22, which, if exercised, must be exercised on March 2, 2011 and settled in cash.  In addition to this, since April 11, 2008, he holds 2,000,000 European call options over our shares with an exercise price of €30, which, if exercised, must be exercised on March 2, 2011 and settled in cash.

(2)
In connection with his acquisition of 485,000 shares of Telefónica, S.A., made on October 11, 2007, Mr. Ferrari holds 485,000 put warrants over our shares with an exercise price of €18.48 that, if exercised, must be exercised on October 11, 2010.

At May 13, 2008, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate 333,206 of our shares, representing approximately 0.007% of our capital stock.

None of our Directors or executive officers beneficially owned shares representing one percent or more of our share capital at May 13, 2008.

None of our Directors and executive officers held options in respect of shares representing one percent or more of our share capital at May 13, 2008.

Item 7.    Major Shareholders and Related Party Transactions

A.      Major Shareholders

General

At May 13, 2008, we had 4,773,496,485 shares outstanding, each having a nominal value of €1 per share. All outstanding shares have the same rights.

At December 31, 2007, according to information provided to us, beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.	298,717,001	6.258%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) (1)	261,746,565	5.483%
Chase Nominees LTD (2)	487,376,897	9.904%

(1)	La Caixa’s main position in Telefónica is held through Criteria Caixacorp, S.A.

(2)	Held by Chase Nominees LTD. on behalf of beneficial owners. Based on information obtained from a communication made to the CNMV on September 7, 2005

To the extent that our shares are represented by account in the book-entry form, we do not keep a shareholder registry and our ownership structure cannot be known precisely. Based on the information available to us there is no individual or corporation that directly or indirectly through one or more intermediaries may exercise any type of control over us. Nevertheless, we have certain shareholders whose holdings are considered material.

At December 31, 2007, approximately 220,497,045 of our shares were held in the form of ADSs by 960 holders of record, including Cede & Co., the nominee of the Depository Trust Company. The number of ADSs outstanding was 73,499,015 at December 31, 2007.

Ownership Limitations

The General Telecommunications Law, or GTL, enacted on November 3, 2003, eliminated the existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the GTL provides for the application of the reciprocity principle under existing international treaties or agreements, signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the GTL.

B.     Related Party Transactions

During 2007 and through the date of this Annual Report, none of our Directors and no member of our management team has been involved in any related party transactions with us.

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

Two of our major shareholders are financial institutions. We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2007, the executed transactions were generally loans or capital markets transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Related Party Transactions with Significant Shareholders

The main transactions between Telefónica Group companies and our significant shareholders were the following:

Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries comprising its consolidated group “BBVA”:

•	Financing transactions arranged under market conditions, with approximately €367 million drawn down at December 31, 2007 (€490 million at December 31, 2006).

•	Derivative transactions arranged at market conditions, for a total nominal amount of approximately €7,160 million at December 31, 2007 (€3,516 million at December 31, 2006).

•	Guarantees granted by BBVA for approximately €18 million at December 31, 2007 (€18 million at December 31, 2006).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

•	In 2007, Telefónica acquired an 8.65% stake in Atento, N.V. from the BBVA Group under market conditions.

Caja de Ahorros y Pensiones de Barcelona, la Caixa, and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately €247 million drawn down at December 31, 2007 (€356 million at December 31, 2006).

•	Derivative transactions entered into under market conditions, for a total nominal amount of approximately €1 million in both 2007 and 2006.

•	The telecommunications services rendered by Telefónica Group companies to La Caixa group companies under market conditions.

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

On February 23, 2005, the Board of Directors of Telefónica and Terra Networks each agreed to merge their respective companies with the termination through dissolution without liquidation of Terra Networks and the transmission of all of its assets to Telefónica, which through universal succession acquired the rights and obligations of Terra Networks. The exchange ratio, which was determined on the basis of the assets and liabilities of both companies, was two ordinary shares of Telefónica for every nine ordinary Terra Networks shares. The Board of Directors of Terra Networks also approved the distribution to Terra Networks’ shareholders of a cash dividend of €0.60 per ordinary Terra Networks share. The merger was approved by the shareholders of both Telefónica and Terra Networks on May 31, 2005 and June 2, 2005, respectively and was effected on July 15, 2005.

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

During 2007, as recorded in our parent company accounts, we loaned a total of €18,497 million (€18,416 million in 2006) to companies in the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €49,656 million (€46,288 million in 2006), of which €13,805 million (€18,885 million in 2006) was loaned to us by Telefónica Europe, B.V. and €16,206 million (€12,642 million in 2006) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, and €14,737 million (€9,807 million in 2006) was loaned to us by Telefónica Finanzas, our subsidiary in charge of financial support for Telefónica Group companies. There were also loans to Telefónica Móviles España (from the merger with Telefónica Móviles) for €3,404 million and Telefónica de España S.A.U. for €1,402 million.

With respect to the balances with associated companies, the line item “Investments in Associates” on the Consolidated Balance Sheet at December 31, 2007, presents an amount of €75 million that includes a long-term balance of €74 million with Medi Telecom.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several lawsuits which are currently in progress in the courts of law and the arbitration bodies of the various countries in which the Telefónica Group is present.

Based on the advice of our legal counsel it is reasonable to assume that this litigation will not materially affect our financial position or solvency, regardless of the outcome. We highlight the following unresolved cases:

Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel)

Sintel, our former subsidiary, was declared bankrupt in 2001. As a result of the voluntary bankruptcy proceeding heard by the Madrid Court of First Instance no. 42 (case 417/2001), two criminal proceedings commenced which affect us.

In the first proceeding (“Abbreviated” proceeding no. 273/2001) being heard by Central Examining Court No. 1, on September 24, 2002, Telefónica and Telefónica de España, S.A.U. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

The second proceeding (Preliminary proceeding No. 362/2002), being heard by Central Examining Court No. 1, was for a possible offence of extortion. This proceeding was subsequently assimilated to the preliminary proceedings in case No. 273/2001 above.

The two proceedings were combined in April 2004. The motion filed by our counsel to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. Nonetheless, to date no liability has been established against us and the plaintiffs’ claim in this regard has been explicitly dismissed.

In its ruling of December 12, 2007, Examining Court No. 1 changed into an “Abbreviated” proceeding the suit for bankruptcy due to criminal negligence and crimes against the Spanish Treasury, charging those that could be responsible, all managers and directors of Sintel, S.A., which occurred after the sale of the company by us. Accordingly, our executives have been exempted from liability.

Contentious proceedings in connection with Telefónicas takeover bid for Terra Networks and Terra Networks’ subsequent merger with us

Proceedings related to the takeover bid

(i) Class actions.  On May 29, 2003, certain Terra Networks shareholders filed two class actions with the Supreme Court of New York State against us, Terra Networks and certain directors of Terra Networks. The actions primarily alleged that the takeover bid by us was the result of non-compliance with the fiduciary commitments of this company, and of the board of directors of Terra Networks. The lawsuits, for undetermined amounts, requested payments of damages, as well as legal costs. Since the actions were brought, both have remained inactive.

(ii) Proceeding against the CNMV’s authorization.  The World Association of Shareholders of Terra Networks (ACCTER) filed an appeal for judicial review at the National Appellate Court against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica for Terra Networks. Telefónica appeared as an intervening non-party.

The appeal was rejected by the National Appellate Court via ruling issued January 27, 2006, against which ACCTER filed an administrative appeal. The Third Section of the Supreme Court has yet to rule on the admissibility of this appeal.

Proceedings related to the merger

(i) ACCTER’s Complaint.  On June 30, 2005, ACCTER and its president, on his own account, filed a complaint contesting the merger resolution adopted at the shareholders’ meeting of Terra Networks of June 2, 2005. The Court of First Instance rejected the claim, and the plaintiffs filed an appeal which has yet to be resolved.

(ii) Shareholders’ civil claim. On September 26, 2006, we and one of our directors were notified of a claim filed by former shareholders of Terra Networks (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract by us with the shareholders of Terra Networks in respect of the terms and conditions set forth in the prospectus of the initial public offering of shares of Terra Networks. The court date has been set for July 19, 2008.

Claim at the ICSID

As a result of the enactment by the Argentine government of Public Emergency and Exchange Rules Reform Law 25,561, of January 6, 2002, we considered that the terms and conditions of the share transfer agreement approved by Decree 2332/90 and the pricing agreement ratified by Decree 2585/91, both of which were executed by us with the Argentine government in relation to our acquisition of Sociedad Licenciataria Sur, S.A. (subsequently renamed Telefónica de Argentina, S.A.), were significantly affected, since the law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indices of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso (ARS 1) to one U.S. dollar ($1).

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, we filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On July 6, 2004, the first hearing at the ICSID took place in Washington, D.C., and a 90-day stay was ordered in an attempt to reach a settlement. Following the expiration of the stay without any settlement having been achieved, on December 6, 2004, Telefónica filed the “memorial” or claim with the ICSID together with the initial supporting testimonies. The court is currently considering a plea filed by the Argentine government alleging that the matter is outside the jurisdiction of the arbitration court.

On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract approved by Royal Decree-Law 2332/90 pursuant to the provisions of Article 9º of Law 25,561.

Among other issues, this memorandum of understanding envisaged the suspension by Telefónica de Argentina and Telefónica for a period of 210 working days, of proceedings for all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of the emergency situation established by Law Nº 25,561 with regard to the transfer agreement and the license granted to us. The suspension came into force on October 6, 2006.

This preliminary agreement could put an end to the litigation.

As the initial stay expired, we requested several extensions which the Argentine government did not oppose. The courts agreed to extend the stay.

Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004

On April 1, 2004, the TDC ruled that Telefónica de España, S.A.U. had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting of the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialling arrangements with rival operators and running unfair advertising campaigns. It imposed a fine of €57 million.

Telefónica de España, S.A.U. filed an appeal for judicial review of this decision.

On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal before the Supreme Court to overturn the National Apellate Court ruling in which we appeared. This appeal has yet to be resolved.

Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Regulatory Authority for Telecommunications and Post (RegTP) revoked the UMTS license granted to Quam GMBH, a Telefónica affiliate in Germany, in 2000. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. There were two main parts to this claim: the first seeking to uphold the suspension of the license revocation order issued by the RegTP, and the second, in the event the first did not prevail, seeking the total or partial repayment of the original amount paid for the license.

At the end of February 2007, Quam filed allegations, and the public hearing was scheduled for April 25, 2007. At the hearing, the court issued a ruling rejecting Quam’s claim. This ruling has been appealed.

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España, S.A.U.’s broadband pricing policy

On February 22, 2006, we were sent a statement of objections, initiating disciplinary proceedings for conduct that goes against Article 82 of EC Treaty rules. Subsequently, on July 9, 2007, the European Commission issued a decision, imposing a fine of €152 million on us and Telefónica de España S.A.U. The ruling charged us with applying a margin squeeze between the prices we charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology from September 2001 to December 2006. We and Telefónica de España, S.A.U. both filed appeals to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain also lodged an appeal to overturn the decision. These appeals are still outstanding.

Proceedings by ANATEL against various companies from the Brasilcel group (Telerj Celular, S.A., Telems Celular, S.A., Tele Centro Oeste Celular Participaçoes, S.A., and others) regarding the inclusion of interconnection revenues and revenues from network usage by operators in the Fundo de Universalização de Serviços de Telecomunicações (FUST)

The Brasilcel (Vivo) group operators appealed ANATEL’s decision modifying the basis for calculating amounts payable into the Fund for Universal Access to Telecommunications Services, or FUST, a fund to pay for telecommunications services providers’ obligations to provide universal service (fixed line and mobile). The FUST’s income consists of 1% of the operators’ gross operating revenues.

According to ANATEL criteria, revenues obtained from transfers received by other operators (interconnection and network usage) should be included in FUST’s taxable income, with no deduction of interconnection expenses from the tax base.

The operators of Brasilcel, together with other mobile operators, requested a stay of execution in order to be able to continue calculating the FUST calculation basis exclusive of said revenues. Their petition was rejected on January 24, 2006. However, on March 13, 2006, the plaintiffs were granted an injunction allowing that revenues from transfers received by other operators be excluded from the base for calculating the FUST’s taxable income.

In addition, at the same time Telecomunicações de São Paulo, S.A.—Telesp and Telefónica Empresas S.A., together with other fixed line operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado), requested an injunction that would allow them to continue including these revenues and deducting expenses from FUST’s taxable income. The request was rejected on January 9, 2006. On April 17, 2006 an injunction was granted, allowing ANATEL’s decision to modify the revenues included in taxable income for the FUST’s calculation to not have any retroactive effect.

Appeal for judicial review against the ruling of the Central Economic-Administrative Tribunal dated February 15, 2007 rejecting several economic-administrative claims filed by Telefónica against assessments from the National Inspection Office of the Spanish Treasury related to consolidated taxes in 1998, 1999 and 2000

On September 25, 2002, tax inspections commenced at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company. The taxes inspected were corporate income tax (for the years from 1998 to 2000) and VAT, tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax and non-resident income tax (1998 to 2001). The tax audits were concluded in 2005. The final outcome of the tax assessments is not expected give rise to significant additional liabilities on the Telefónica Group consolidated financial statements.

These assessments, which included settlement agreements and imposed fines on Telefónica were signed by the company in disagreement in October 2004 and July 2005. The total amount of the assessments was 140 million euros.

In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the appealed settlements and penalties be suspended by providing the appropriate guarantees. On July 26, 2007 the lawsuit was formalized, with Telefónica providing expert testimonies supporting its allegations. In December, the parties submitted the evidence on which their cases were based.

Proceeding before Prague District Court no. 3 initiated by Telefónica O2 Czech Republic, a.s. against the ruling of the Czech Telecommunications Office dated December 22, 2003 (Reference nº 27865/2003-603/IV)

On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom (now Telefónica O2 Czech Republic) to pay T-Mobile Czech Republic, a.s. 898,606,196 Czech crowns (€26,356,119.73) in interconnection fees (call termination) for the period from January to November 2001.

At the petition of Telefónica O2 Czech Republic, the court granted a stay of execution on the Czech Telecommunications Office’s ruling during the judicial procedure.

On October 27, 2006, the District Court of Prague issued a ruling rejecting Telefónica O2 Czech Republic’s action, considering that the decision corresponded to an administrative proceeding. This ruling was appealed and upheld by the Appellate Court, bringing the civil proceeding to an end.

As a result, Telefónica O2 Czech Republic filed a new suit before the administrative courts requesting that the execution of the Czech Telecommunications Office’s ruling be suspended. The procedure arising from this suit is still pending.

Although this administrative procedure had yet to be resolved, in 2007 T-Mobile asked Prague District Court 3 to execute the ruling of December 23, 2003 entailing an amount of 1,859,277,925.29 Czech crowns (€57,284,352.88) (in principal and interest). The court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic. Recently, Telefónica O2 Czech Republic requested that the execution ordered by Prague District Court 3 be limited to certain assets or be ruled inadmissible. No definitive ruling has yet been made.

In order to avoid the effects of the execution order, and in addition, unlock the freezing order existing on the Telefónica O2 Cezch republic assets (in amounts much higher than the ones claimed), Telefónica O2 Czech Republic paid to T-Mobile the disputed amount. However, the litigation will continue with the aim of Telefónica O2 Czech Republic recovering the amount paid, by filing the appropriate action on the belief that there are reasonable grounds for such recovery.

Suit filed by the Treasury of São Paulo (Brazil) against Telecomunicações de São Paulo, S.A. — Telesp

Three lawsuits were filed by the State Treasury of São Paulo against Telesp in relation to the Merchandise Circulation Tax (ICMS), similar to the value added tax levied on telecommunications services applicable to revenue from international calls during different periods between 1996 and 1999. The amounted claimed is approximately €168 million.

Two of the administrative procedure concluded with an unfavorable ruling against Telesp. The company filed the related appeals, but no judicial rulings have been issued as of yet. No administrative ruling has been issued on the third.

In accordance with applicable legislation and the services provided by Telesp in this period (which did not include international carrier services, as these were provided by another operator at the time), the company considers that it is not liable for the tax claimed by the Brazilian tax authorities.

Dividend Information

At the annual general shareholders’ meeting held on April 11, 2003, the shareholders approved the distribution of a cash dividend of €0.25 per share, marking the end of our prior share dividend policy. The first payment was made on July 3, 2003, consisting of €0.13 per share, and the second payment of €0.12 per share was made on October 15, 2003. In both cases, the dividends were charged against “Additional paid-in capital”.

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

On February 23, 2005, our Board of Directors approved an interim dividend of €0.23 per share payable in cash from 2004 net income. The dividend was paid on May 13, 2005.

At our annual general shareholders’ meeting held on May 31, 2005, our shareholders approved the distribution of a share premium of €0.27 per share payable in cash, which was made on November 11, 2005, and the distribution of our treasury stock among our shareholders in the proportion of one share for every 25 shares held, charged against paid-in capital reserve. This distribution was executed on June 2005.

On February 28, 2006, our Board of Directors resolved to distribute an interim dividend of €0.25 per share payable in cash from 2005 net income. The dividend was executed on May 12, 2006. On September 27, 2006, our Board of Directors resolved to distribute an interim dividend of €0.30 per share payable in cash from 2006 net income. The payment of this dividend was executed on November 10, 2006.

At the annual general shareholders’ meeting held on May 10, 2007, our shareholders approved the payment of a final cash dividend of €0.30 per share payable from 2006 net income. The dividend was paid on May 17, 2007.

On September 26, 2007, Telefónica’s Board of Directors resolved to pay an interim dividend from 2007 net income, of a fixed gross amount of €0.35. The distribution was executed on November 14, 2007.

Our annual general shareholders’ meeting, held on April 22, 2008, approved the payment of a final dividend of €0.40 per share. The dividend was paid on May 13, 2008, so that the total shareholder remuneration for 2007 amounted to €0.75.

The table below sets forth the annual cash dividends per share paid by us from net income for each of the periods listed.

Year ended December 31,	Cash Dividends per Share
(euro)
2007	0.75
2006	0.60
2005	0.25
2004	0.23
2003	0.20

In 2003 we announced our commitment to dedicate a minimum of €4 billion to the acquisition of our treasury stock over the period from 2003 to 2006, subject to free cash flow generation and our share price. Consistent with our commitment to shareholder remuneration, in April 2005 we announced our decision to execute a renewed and extended €6 billion share buyback program until 2007. In accordance with our commitment of canceling the shares purchased as part of the buyback program, our annual general shareholders’ meeting held on May 10, 2007 approved the reduction of our share capital by €147,633,912, by canceling 147,633,912 shares of our treasury stock. This capital reduction was completed in June 2007.

On February 27, 2008, and within our shareholder remuneration policy, our Board of Directors announced the launching of a new share buy-back program for a total amount of 100 million shares, representing close to 2.095% of our share capital. The program will be effective during 2008.

The execution schedule of the program will be dependent on the pace of cash-flow generation, the share price level and other market conditions, and will be subject to any applicable limitations established by law, regulations or our bylaws.

Further, our annual general shareholders’ meeting, held on April 22, 2008, approved the reduction of our share capital by the amount of €68,500,000 by means of the cancellation of 68,500,000 shares of our treasury stock. Our annual general shareholders’ meeting also authorized our Board of Directors to execute this capital reduction within one year after the adoption of the resolution.

Item 9.    The Offering and Listing

A.    Offer and Listing Details

General

Our ordinary shares, nominal value one euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol “TEF”. They are also listed on various foreign exchanges such as the London, Buenos Aires and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges. Our BDSs are listed on the São Paulo Stock Exchange. Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

In October 2007, we began taking steps to delist our shares from the Paris and Frankfurt stock exchanges. This was completed in the first quarter of 2008.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share (in euros)		Per ADS (in dollars)
	High	Low	High	Low
Year ended December 31, 2003	11.78	7.82	44.38	26.08
Year ended December 31, 2004	13.96	11.20	56.70	40.59
Year ended December 31, 2005	14.56	12.32	56.63	43.41
Year ended December 31, 2006	16.40	11.92	64.91	44.34
Year ended December 31, 2007	23.26	15.20	103.11	60.44
Quarter ended March 30, 2006	13.47	12.22	48.45	44.34
Quarter ended June 30, 2006	13.08	11.92	49.77	45.64
Quarter ended September 30, 2006	13.67	12.69	51.93	47.76
Quarter ended December 31, 2006	16.40	13.57	64.91	51.58
Quarter ended March 31, 2007	17.22	15.20	68.05	60.44
Quarter ended June 30, 2007	17.07	16.16	69.32	64.24
Quarter ended September 30, 2007	19.63	16.44	83.81	67.27
Quarter ended December, 31, 2007	23.26	18.89	103.11	80.20
Quarter ended March 31, 2008	22.78	17.89	101.92	82.18
Quarter ended June 30, 2008 (through May 13, 2008)	19.54	18.35	91.87	86.38
Month ended November 30, 2007	23.26	22.05	102.53	95.97
Month ended December 31, 2007	23.21	22.01	103.11	94.77
Month ended January 31, 2008	22.78	19.00	101.92	85.58
Month ended February 29, 2008	19.82	18.80	89.07	82.18
Month ended March 31, 2008	18.82	17.89	87.68	83.24
Month ended April 30, 2008	19.54	18.35	91.87	86.38
Month ended May 31, 2008 (through May 13, 2008)	19.39	18.95	89.44	86.75

Source: Madrid Stock Exchange Information and Bloomberg.

On May 13, 2008, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €19.18 per share, equal to $29.74 at the Noon Buying Rate for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

At December 31, 2007, approximately 220,497,045 of our shares were held in the form of ADSs by 960 holders of record, including Cede & Co., the nominee of The Depository Trust Company. The number of ADSs outstanding was 73,499,015 at December 31, 2007.

Spanish Securities Market Legislation

The Spanish Securities Markets Act (Ley del Mercado de Valores, or the LMV), enacted in 1988 and further amended, regulates the primary and secondary securities markets by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision. This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

•	establishes an independent regulatory authority, the CNMV, to supervise the securities markets;

•	establishes the rules for surveillance, supervision and sanction provided for the representation of transferable securities by book entries or by certificate;

•	establishes a framework for the issuance of securities;

•	establishes a framework for trading activities;

•	establishes the disclosure obligations of issuers, particularly the obligation to file annual audited financial statements and to make public quarterly financial information;

•	sets up the framework for tender offers;

•	establishes the code of conduct for all market participants; and

•	regulates market abuse infringements.

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

Subsequently, Royal Decree 1310/2005 partially developed the LMV in relation to the admission to trading of securities in the official secondary markets, the sales or subscription public offers and the prospectus required to those effects.

Royal Decree 1333/2005 developed the LMV in relation to market abuse, implementing Directive 2003/6/EC of the European Parliament and of the Council, relating insider dealing and market manipulation practices (market abuse).

On April 12, 2007 Law 6/2007 was approved, modifying the LMV in order to implement the Directive 2004/25/EC of the European Parliament and of the Council relating to public tender offers and the Directive 2004/109/EC relating to the transparency of issuers. The Law intends: (i) to encourage an efficient market for corporate control, while protecting the rights of minority shareholders of listed companies and (ii) to enforce transparency in financial markets.

In relation to public tender offers, Law 6/2007 (i) establishes the cases in which a company must launch a takeover bid over the whole share capital of the relevant company; (ii) establishes that takeover bids shall be launched once a specific stake on the share capital of the company has been reached; (iii) adds new obligations for the board of directors of the target companies of the takeover bid in terms of defensive measures against the takeover bid; (iii) regulates the squeeze-out and sell-out procedure when a 90% of the share capital is held following a takeover bid. Royal Decree 1066/2007 completes the regulation currently in place for takeover bids in Spain.

Regarding transparency of issuers whose shares are accepted to trading in an official market, Law 6/2007 (i) modifies the reporting requirements of the periodic financial information of listed companies and issuers of listed securities; (ii) establishes a new disclosure regime for significant shareholders; (iii) adds new information and disclosure requirements for issuers of listed securities; (iv) establishes a civil liability procedure of the issuer and board of directors in connection with the financial information disclosed by issuers of securities; and (v) confers new supervisory powers upon the CNMV with respect to the review of accounting information.

On December 19, 2007 Law 47/2007 was approved, modifying the LMV in order to implement the Directive 2004/39/EC of the European Parliament and of the Council, on Markets in Financial Instruments (MiFID); the Directive 2006/73/EC of the European Parliament and of the Council on organizational requirements and operating conditions regarding the Market in Financial Instruments Directive, and the Directive 2006/49/EC of the European Parliament and of the Council on the capital adequacy of investment firms and credit institutions. Its principal aim is to establish a general legal framework for financial markets in the European Union, in particular with regard to financial services, as well as to ensure appropriate transparency for investors through a regular flow of the relevant information concerning security issuers. Amongst other things, the new regime (i) establishes new multilateral trading facilities for listing shares apart from the stock markets; (ii) reinforces the measures for the protection of investors; (iii) establishes new organizational requirements for investment firms; (iv) implements new supervisory powers for CNMV, establishing cooperation mechanisms amongst national supervisory authorities.

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2007, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

Automated Quotation System

The Automated Quotation System links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal features of the system are the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange. Beginning January 1, 2000, Spanish banks were allowed to become members of Spanish stock exchange and, therefore, can trade through the Automated Quotation System.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction. The regime concerning opening prices was changed by an internal rule issued by the Sociedad de Bolsas. The new regime sets forth that all references to maximum changes in share prices will be substituted by static and dynamic price ranges for each listed share, calculated on the basis of the most recent historical volatility of each share, and made publicly available and updated on a regular basis by the Sociedad de Bolsas. The computerized trading hours are from 9:00 a.m. to 5:30 p.m., during which time the trading price of a security is permitted to vary by up to the stated levels. If, during the open session, the quoted price of a share exceeds these static or dynamic price ranges, Volatility Auctions are triggered, resulting in new static or dynamic price ranges being set for the share object of the same. Between 5:30 p.m. and 5:35 p.m. a closing price is established for each security through an auction system similar to the one held for the pre-opening early in the morning.

Trading hours for block trades are also from 9:00 a.m. to 5:30 p.m. Between 5:30 p.m. and 8:00 p.m., certain trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas, S.A. at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:

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

Please note that the regime set forth above may be subject to change, as article 36 of the LMV, which defines trades in Spanish Exchanges, has been recently revised, in virtue of Law 47/2007. Thus, the Spanish stock exchanges are currently reviewing their trading rules in light of this new regulation.

Clearance and settlement system

The Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U., formerly Iberclear, was created by the Ley 44/2002 de Medidas de Reforma del Sistema Financiero, enacted on November 22, 2002 to increase the efficiency of the Spanish financial markets. Such law introduced a new article, 44-bis to the LMV which established the framework for the constitution of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U.

Iberclear is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Bolsas y Mercados Españoles), has the following functions:

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

Iberclear will provide the CNMV, the Bank of Spain and the Ministry of Economy with the information that these entities may request regarding the registry clearance and settlement performed within the systems managed by Iberclear.

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

Corporate Objectives

Article 4 of Title I of our bylaws sets forth our corporate purposes:

•
The provision and operation of all kinds of public or private telecommunications services and, for such purpose, the design, installation, maintenance, repair, improvement, acquisition, disposition, interconnection, management, administration of, and any other activity not included in the preceding enumeration with respect to, all kinds of telecommunications networks, lines, satellites, equipment, systems and technical infrastructure whether now existing or to be created in the future, including the premises in which any and all of the foregoing items are located;

•	the provision and operation of all kinds of services that are ancillary or supplemental to or result from telecommunications services;

•	the research and development, promotion and application of all kinds of component principles, equipment and systems directly or indirectly used for telecommunications;

•	manufacturing and production activities and, in general, all other forms of industrial activity in connection with telecommunications; and

•	acquisition, disposition and, in general, all other forms of commercial activity in connection with telecommunications.

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

Interested Transactions

When a director or persons related to him or her has an interest in a transaction with us or with any of the companies of our Group, such transaction (if unrelated to the ordinary course of our business or if not performed on an arm’s length basis) must be presented to the Nominating, Compensation and Corporate Governance Committee. The Committee shall asses the transaction from the point of view of equal treatment of shareholders and the arm´s-length basis of the transaction. The performance of such transactions require the authorization of our Board of Directors, after the favorable report of the committee. The interested director must refrain from participating in votes that affect such transaction.

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Conthe Code published in May 2005, which contains corporate governance and shareholder disclosure recommendations. It combines and substitutes the former Spanish Corporate Governance Codes: the Olivencia Code of Good Governance and the Aldama Report.  Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Conthe Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees.

Our Annual Report on Corporate Governance is available at our registered office and on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.

Committees

We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of four non-executive directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The committee’s functions and duties are similar to those required by the New York Stock Exchange. The Audit and Control Committee shall consist of not less than three nor more than five directors appointed by our Board of Directors. All Committee members shall be non-executive directors. When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

We have had a Nominating, Compensation and Corporate Governance Committee since 1997, which is composed of four non-executive directors. The functions, composition and competencies are regulated by the Board of Directors’ Regulations and are very similar to those required by the NYSE. The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five directors appointed by the Board of Directors. All members of the Committee must be non-executive directors and the majority thereof must be independent (The Chairman of the Nominating, Compensation and Corporate Governance Committee shall be appointed from among its members).

Additionally we have a Human Resources, Reputation and Corporate Responsibility Committee, a Regulation Committee, a Service Quality and Customer Service Committee and an International Affairs Committee. The functions, composition and competencies are regulated by the Board of Directors’ Regulations.

Independence of the Board

As of the date of this Annual Report, we have 17 directors, out of which eight have been deemed independent by our Board of Directors attending to the director’s classification contained in the Conthe Corporate Governance Code. A significant majority of our current directors, 14, are non-executive directors. We, in accordance with the Conthe Code, assess the independence of our directors. Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the group companies, unless three or five years have elapsed, respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.

The classification of each director shall be explained by the Board of Directors to the shareholders at the general shareholders’ meeting at which the appointment thereof must be made or ratified. Furthermore, such classification shall be reviewed annually by our Board of Directors after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

Internal audit function

We have an Internal Audit Department responsible for internal audit matters and for ensuring the efficiency of the internal audit control process of our different units. This Internal Audit Department reports directly to the Audit and Control Committee, thus supporting the adequate performance of all its functions.

Non-executive director meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present and the Company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, every committee of the Board of Directors is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

Whistleblowing

We have procedures in place that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to the Company and its subsidiaries.

Code of ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In 2004 we adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applied to our principal executive officer, principal financial officer and to our senior financial officers. In December 2006, we adopted a code of business conduct and ethics, the “Telefónica Business Principles”, which apply to all Telefónica Group employees. On March 2008, we decided to modify such Business Principles in order to incorporate within them all components of the code of ethics definition in Section 406 of Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by such Business Principles.

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

Description of Our Capital Stock

Description of share capital

At May 13, 2008, our issued share capital consisted of 4,773,496,485 ordinary registered shares with a nominal value of €1.00 each. Our annual general shareholders’ meeting, held on April 2008, approved the reduction of our share capital by the amount of €68,500,000, by means of the cancellation of 68,500,000 shares of our treasury stock. The annual general shareholders’ meeting also authorized the Board of Directors to execute this capital reduction within one year after the adoption of such resolution. Our shareholders have delegated to the Board of Directors the authority to issue up to 2,460,565,198 new shares. The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Laws. The Board’s authorization to issue new shares expires on June 21, 2011.

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

Each share of Telefónica entitles the holder to one vote. However, only registered holders of shares representing a nominal value of at least €300 (which currently equals at least 300 shares) are entitled to attend a general shareholders’ meeting. Holders of shares representing a nominal value of less than €300 (less than 300 shares), may aggregate their shares by proxy and select a representative that is a shareholder to attend a general shareholders’ meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting. However, under our bylaws, no shareholder may vote a number of shares exceeding 10% of our total outstanding voting capital.

Any share may be voted by proxy. Proxies must be in writing and are valid only for a single meeting.

Only holders of record five days prior to the day on which a general meeting of shareholders is scheduled to be held may attend and vote at the meeting. Under the deposit agreement for our ADSs, our depositary accepts voting instructions from holders of ADSs. The depositary executes such instructions to the extent permitted by law and by the terms governing the shares. The depositary or its nominee, whichever is applicable, will be entitled to vote by proxy the shares represented by the ADSs.

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

The amount of distributable profits is based on our unconsolidated financial statements prepared in accordance with Spanish GAAP, which differ from the Consolidated Financial Statements prepared in accordance with IFRS included elsewhere in this Annual Report.

The Board of Directors can approve interim dividend payments without a prior shareholder vote on the issue. However, under those circumstances, the dividend is limited to distributable net profits of the current year and is subject to certain legal requirements.

Unclaimed dividends revert to us five years from their date of payment.

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

C.    Material Contracts

Material Contracts Related to Our Investment in Telecom Italia

On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”), made up of Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., entered into a co-investment agreement, or the Co-Investment Agreement, to establish the terms and conditions for our participation in what is now Telco S.p.A. Through Telco, we and the Italian Investors agreed to purchase the entire share capital of Olimpia S.p.A., or Olimpia, which held approximately 18% of the ordinary share capital of Telecom Italia. The Italian Investors hold a total of 57.7% of Telco’s share capital and Telefónica holds the remaining 42.3%.

The closing of the purchase of the Olimpia shares pursuant to a share purchase agreement occurred on October 25, 2007, following the announcement of forthcoming governmental approvals from ANATEL (the Brazilian Telecommunications Regulatory Authority) on October 23, 2007.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007 Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held on that date. These shares in the aggregate amounted to 5.6% of Telecom Italia’s ordinary share capital and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.

On April 28, 2007, the Investors also entered into a shareholders’ agreement, or the Shareholders’ Agreement, which establishes, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the principles related to the transfer of Telco’s shares and any Olimpia shares or Telecom Italia shares directly or indirectly owned by Telco and the principles of designation, among the parties, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.

On November 19, 2007 the parties to the Shareholders’ Agreement amended the Shareholders’ Agreement as well as the bylaws of Telco to include the specific limitations imposed by ANATEL as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s “Ato” no. 68,276 dated October 31, 2007.  We refer to such agreement as the Amendment to the Shareholders’ Agreement.

Pursuant to the Shareholders’ Agreement, we entered into an option agreement, or the Option Agreement, with Telco on November 6, 2007 which provides that, in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Italia shares or Olimpia shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by a simple majority resolution according to the procedure specifically provided for by the Telco Shareholders’ Agreement and we are a dissenting party, then we will have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Italia shares or the Olimpia shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such Telecom Italia shares or Olimpia shares.

On December 10, 2007, an agreement was reached to merge Olimpia into Telco, as a result of which Telco’s entire stake in the voting shares of Telecom Italia (23.6%) became a direct stake.

D.    Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

Ownership limitations

The General Telecommunications Law, or GTL, enacted on November 3, 2003 eliminated existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the GTL provides for the application of the reciprocity principle under existing international treaties or agreements signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the GTL.

Trading by us in our own shares or shares of companies under our control

Consistent with applicable Spanish laws and regulations and the authorization of our shareholders, from time to time we or our affiliates engage in transactions involving securities of members of our Group. These transactions may include purchases of shares of group members, forward contracts with respect to these shares and other similar transactions.

At December 31, 2007, we held 64,471,368 shares of treasury stock, representing 1.35061% of our capital stock. At March 17, 2008, as communicated to the Spanish CNMV, we held 83,313,468 shares of treasury stock, representing 1.745% of our voting rights.

In 2007, we carried out the share buyback program announced in October 2003 and renewed in April 2005, for a total estimated value of €6,000 million through 2007, which depended on the generation of cash flows and on the share price. Further, in accordance with our commitment of canceling the shares purchased as part of the program, the annual general shareholders’ meeting held on May 10, 2007 approved the reduction of our share capital by €147,633,912, by means of the cancellation of 147,633,912 shares of the treasury stock. The capital reduction was completed in June 2007.

On February 27, 2008, and within our shareholder remuneration policy, the Board of Directors announced the launching of a new share buy-back program for a total amount of 100 million shares, representing approximately 2.095% of our share capital as of that date. The program will be effective during 2008.

The execution schedule of the program will be dependent on the pace of cash-flow generation, the share price level and other market conditions, and will be subject to any applicable limitations established by law, regulations or our bylaws.

Further, our annual general shareholders’ meeting, held on April 2008, approved the reduction of our share capital by the amount of €68,500,000, by means of the cancellation of 68,500,000 shares of our treasury stock. The annual general shareholders’ meeting also authorized the Board of Directors to execute this capital reduction within one year after the adoption of the resolution.

The Spanish Corporations Law prohibits the purchase by us and our subsidiaries of shares in the secondary market except in the following limited circumstances:

•
the purchase of shares must be authorized by a general meeting of our shareholders and, in the case of a purchase of shares by a subsidiary, also by a general meeting of shareholders of the subsidiary;

•	the shares so purchased have no economic or voting rights while held by us and have no voting rights while held by our subsidiaries;

•	the purchaser must create reserves equal to the purchase price of any shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company; and

•	the total number of shares held by us and our subsidiaries may not exceed 5% of our total capital.

Any acquisition of our shares exceeding, or that causes us and our subsidiaries’ holdings to exceed, 1% of our voting rights must be reported to the CNMV.

At our annual general shareholders meeting held on April 22, 2008, our shareholders extended their prior authorization to the Board of Directors to acquire our shares for an additional 18 months from the date of such meeting. The authorization also applies to companies under our control. Pursuant to the authorization, the aggregate nominal value of the shares held by us or any of our subsidiaries cannot exceed 5% of our shareholders’ equity.

Other restrictions on acquisitions of shares

A person or group of persons that directly or indirectly exercises beneficial ownership or control of 3% or more of the voting rights, or which increases or decreases the number of shares which it owns or controls to an amount which equals or exceeds 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% and 90% of such voting rights, must inform us and the CNMV of such ownership.

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

E.    Taxation

The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon Spanish and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed February 22, 1990, (the “Treaty”), all as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

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

The U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders of ADSs, each as described below, could be affected by actions taken by parties to whom ADSs are pre-released.

For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts will generally be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

This discussion assumes that Telefónica is not, and will not become, a passive foreign investment company (“PFIC”), as discussed below under “—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Spanish Tax Considerations

Taxation of dividends

Under Spanish law, dividends paid by Telefónica to U.S. Holders of ordinary shares or ADSs are subject to Spanish Non-Resident Income Tax, withheld at source, currently at an 18% tax rate. For these purposes, upon distribution of the dividend, Telefónica or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the general withholding tax rate of 18%).

However, under the Treaty, if you are a U.S. Holder, you are entitled to a reduced withholding tax rate of 15%.

To benefit from the Treaty-reduced rate of 15%, you must provide to Telefónica through its paying agent in Spain, before the tenth day following the end of the month in which the dividends were payable, a certificate from the U.S. Internal Revenue Service (“IRS”) stating that, to the best knowledge of the IRS, such U.S. Holders  are residents of the United States within the meaning of the Treaty and entitled to its benefits.

If the certificate referred to in the above paragraph is not provided within said term, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty.

Spanish Refund Procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. Holder, you are required to file:

•	the corresponding Spanish tax form,

•	the certificate referred to in the preceding section, and

•	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

The refund claim must be filed within four years from the date in which the withheld tax was collected by the Spanish tax authorities.

U.S. Holders are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Additionally, under Spanish law, the first €1,500 of dividends obtained by individuals who are not resident in Spain for tax purposes, and do not operate through a permanent establishment in Spain, will be exempt from taxation in certain circumstances. U.S. Holders should consult their tax advisors to determine whether this exemption is available.

Taxation of capital gains

As of January 1, 2007, the rate applicable to capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain is 18% under Spanish law.

Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain, provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the 12 months preceding the disposition of the shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities a certificate of residence issued by the IRS stating that to the best knowledge of the IRS, such U.S. Holder is a U.S. resident within the meaning of the Treaty.

Spanish wealth tax

Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) which imposes tax on property located in Spain on the last day of any year. Shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, U.S. Holders who held shares or ADSs located in Spain or deemed to be located in Spain on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. U.S. Holders should consult their tax advisors with respect to the Spanish Wealth Tax.

Inheritance and gift tax

Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary.  The applicable tax rate, after applying relevant personal, familiary and wealth factors ranges from between 7.65% and 81.6% for individuals. While inheritance and gift taxes are generally state taxes, certain autonomous communities have the right to establish their own tax rates and deductions and to control the management and settlement of such taxes.

Alternatively, gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at an 18% tax rate on the fair market value of the shares as a capital gain. Prior to January 1, 2007, the rate was 35%. If the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value added tax. Additionally, no stamp tax will be levied on such transfers.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Telefónica does not maintain calculations of its earnings and profits under U.S. federal income tax principles it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Certain pro rata distributions of shares to all shareholders (including ADS holders) are not generally subject to tax.

Spanish income taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. Holder may elect to deduct such Spanish taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

As discussed under “Spanish Tax Considerations—Taxation of Capital Gains” above, gain realized by a U.S. Holder on the sale or other disposition of shares or ADSs will be exempt from Spanish tax on capital gains under the Treaty. If a U.S. Holder is eligible for the exemption from Spanish tax on capital gains but does not follow appropriate procedures for obtaining the exemption, such holder will not be entitled to credit the amount of Spanish tax on capital gains paid against its U.S. Federal income tax liability. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale or other disposition of shares or ADSs and the procedures available for an exemption from such tax.

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2007 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of a share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may help to mitigate the adverse tax consequences resulting from PFIC status.

In addition, if Telefónica were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

F.    Dividends and Paying Agents

Not Applicable.

G.    Statements by Experts

Not Applicable.

H.    Documents on Display

Where You Can Find More Information

We file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at “http://www.sec.gov”.

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

I.    Subsidiary Information

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various financial market risks as a result of (i) our ordinary business activity, (ii) debt taken on to finance our business, (iii) our investments in companies and (iv) other financial instruments that we have entered into related to the above commitments.

The main market risks affecting us are as follows:

•
Exchange rate risk. Exchange rate risk arises mainly from two sources. The first is our international presence, through our investments and businesses in countries that use currencies other than the euro. These are primarily in Latin America, but also in the United Kingdom and the Czech Republic. The second is debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

•
Interest rate risk. Interest rate risk arises primarily from changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed) and (ii) the value of long-term liabilities at fixed interest rates.

•
Share price risk. Share price risk arises primarily from changes in the value of our equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from changes in the value of our treasury shares and from equity derivatives.

We are also exposed to liquidity risk if a mismatch arises between our financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and our sources of finance (including revenues, divestments, credit lines from financial institutions and capital markets transactions). The cost of financing could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, we are exposed to country risk, which overlaps with market and liquidity risks. This risk refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where we operate, particularly in Latin America.

We actively manage the above-mentioned risks with a view to stabilize:

•	cash flows, to facilitate financial planning and take advantage of investment opportunities;

•	our income statement, to facilitate investor’s understanding and forecasting of our future results;

•	the value of our share capital, to protect the value of investments made.

Where these aims conflict, our financial management will decide which should be given priority in each particular situation.

We use derivatives to manage market risks, primarily on exchange rates, interest rates and share prices.

We manage our exchange rate risk and interest rate risk in terms of net debt. We believe that this parameter is more appropriate to understanding our debt position. Net debt, either net financial debt or net total debt, considers the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net total debt is an explicit measure of indebtedness under IFRS and may not be calculated in the same manner as similarly titled measures used by other companies. Neither net total debt nor net financial debt should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing liabilities) as a measure of our liquidity. For a more detailed description on reconciliation of net financial debt and net total debt to gross financial debt, see “Item 5. Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net total debt”.

Exchange Rate Risk

The fundamental objective of our exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the assets related to our business are offset (to some extent) by savings from the reduction in the euro value of our debt denominated in such currencies. The degree of hedging, which we measure as the proportion of foreign currency debt as a percentage of foreign currency assets, tends to be higher in the following circumstances:

•	the greater the estimated correlation between the value of the asset and the value of the foreign currency;

•
the lower the estimated cost of hedging (measured as the difference between the additional financial expenses of borrowing in local currency and the expected depreciation in the local currency versus the euro); and

•	the more liquid the local currency and derivative markets.

In general, the correlation between asset values and the exchange rate is closer when cash flows generated by the asset in the early years of the investment represent a large proportion of its estimated value.

At December 31, 2007 net total debt denominated in Latin American currencies was equivalent to approximately €6,968 million (compared to €7,306 million at December 31, 2006). However, the Latin American currencies in which this debt is denominated are not distributed in proportion to the cash flows generated in each currency. The future effectiveness of this strategy as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

We further aim to protect ourselves against potential declines in Latin American exchange rates affecting our asset values through the use of dollar-denominated debt, either in Spain (where such debt is associated with the investment as long as it is considered to be an effective hedge) and in the country itself, where the market for local-currency financing or hedges may be inadequate or non-existent. At December 31, 2007 our dollar-denominated net total debt amounted to the equivalent of €1,481 million (compared to €1,462 million at December 31, 2006).

To protect our investment in the United Kingdom, the disposal of Airwave for £1,932 million prompted us to modify our hedging objective to 50% from 70%. Net total debt denominated in pounds sterling at December 31, 2007 was equivalent to €6,702 million, which is less than the €11,095 million at December 31, 2006.

To protect our investment in the Czech Republic, we have synthetic net total debt, created using derivatives, denominated in Czech crowns, which, at December 31, 2007, amounted to the equivalent of €3,102 million, compared to €1,997 million at December 31, 2006. This increase was due to a change in the hedging objective in 2007 from 50% to 70% of the initial acquisition cost of Telefónica O2 Czech Republic due to the expected appreciation of the Czech crown versus the euro.

We also manage exchange rate risk by seeking to minimize the negative impact of exchange rate exposure on the income statement. Such exposure can arise due to three reasons: (i) a thin market for local-currency derivatives or difficulty in sourcing local-currency finance, which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions and (iii) as the result of a deliberate policy decision.

In 2007, exchange rate management resulted in positive exchange rate differences totaling €7 million (compared to €61 million in 2006).

As indicated previously, the fundamental objective of our exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the assets related to our business are offset (to some extent) by savings from the reduction in the euro by savings from the reduction on the euro value of our debt denominated in such currencies. For some investments, the hedge benchmark is a percentage of acquisition cost (e.g. pound sterling and Czech crown), whereas others are defined in terms of expected cash flows in the next two years (mainly Latin America). As this objective is not an accounting indicator, no sensitivity analysis is presented of changes in translation differences (equity) due to currency appreciation against the euro.

We are also subject to translation risk resulting from the translation of the non-euro denominated financial statements of certain of our subsidiaries, however, we do not actively manage this risk.

Interest Rate Risk

Our financial expenses are exposed to changes in interest rates. In 2007, the rates applied to the largest volumes of short-term debt were based on the EURIBOR, sterling LIBOR (because of the acquisition of O2), Brazilian SELIC, the dollar LIBOR and the Colombian UVR. At December 31, 2007, 50.4% of net total debt (or 51.1% of long-term net total debt) was at fixed rates for over one year, compared to 45.4% of net total debt (46.3% of long-term net total debt) at December 31, 2006. Of the remaining 49.6% (net total debt at floating or fixed rates maturing in less than one year), at December 31, 2007 the interest rate on 46 percentage points was set for a period of more than one year (27% of long-term net total debt), compared to 41 percentage points on debt at floating or fixed rates maturing in less than one year (23% of long-term net total debt) at December 31, 2006. In 2007, cap and floor structures were arranged for an equivalent amount of €7,972 million to increase and extend the term of the hedged debt.

In addition, early retirement liabilities were discounted to present value over the year using the forward interest rate curve on the swap markets. The increase in interest rates has reduced the market value of these liabilities.

The net financial expense for 2007 was a loss of €2,844 million, 4% higher than in 2006. Excluding the impact of exchange rate differences, net financial expense in 2007 and 2006 was €2,851 million and €2,795 million, respectively, implying a 2% increase in adjusted finance costs in 2007 compared to 2006. This increase is the result of two offsetting factors. On the one hand, the 5.8% decrease in the average net total debt balance (€3,471 million at December 31, 2007) led to a decline of €200 million in net financial expense. On the other hand, interest expense rose by €257 million as a result of: (i) a 38 basis point increase in the average cost of debt primarily as a result of the higher relative weight of Latin American debt as compared to 2006 and increases in rates in pounds sterling, euros and dollars versus 2006, and (ii) a €50 million increase in non-recurring income and the expense related to positions measured at fair value. The figure for financial expenses in 2007 implies an average cost of average net total debt of 5.59%, or 5.61% stripping out positive exchange rate differences.

Share Price Risk

In 2007, we carried out a share buyback program announced in October 2003 and renewed in April 2005, for a total estimated value of €6,000 million through 2007, which depended on the generation of cash flows and on the share price evolution. On February 27, 2008, we announced the launch of a new share buy-back program for a total amount of 100 million shares, representing approximately 2.095% of our share capital as of that date. The program will be effective during 2008. The execution schedule of the program will be dependent on the pace of cash-flow generation, the share price level and other market conditions, and will be subject to any applicable limitations established by law, regulations or our bylaws. For additional information see “Item 8.  Financial Information—Dividend Information”.

At December 31, 2007, we held 64,471,368 treasury shares. The net asset value of the treasury shares could increase or decrease depending on variations in our share price.

At our shareholders’ meeting on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for our managers and senior executives. Under this plan, selected participants who met the qualifying requirements were given the rights to earn up to a maximum number of Telefónica, S.A. shares as a form of variable remuneration. See “Item 6. Directors, Senior Management and Employees—Incentive Plans”.

This plan consists of several cycles. For the first cycle (July 1, 2006), the maximum number of shares assignable amounted to 6,530,615, while in the second cycle the maximum number assignable is 5,556,234 shares. According to the plan, the shares may be either (i) our treasury shares, acquired by us or any of our Group companies in compliance with the applicable legal requirements in force or (ii) newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative shareholders’ remuneration performance, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the cycle start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for our shareholders as a result of the higher number of shares outstanding.

To reduce risk and ensure we have sufficient shares to meet our commitments at the end of the cycle commenced in 2006, we bought an instrument from a financial institution that will deliver to us, at the end of the cycle, a number of shares based on the same measure of success used in the plan. The maximum number of shares which we could receive from this instrument is 7,200,000. The cost of this instrument was €46 million which, in unit terms, is equivalent to €6.43 per share assuming the maximum number of shares under this instrument. See “Item 6. Directors, Senior Management and Employees―Incentive Share Plans”.

We are also exposed to fluctuations in the share price or impairments of our, direct or indirect, investments (our main investments are Sogecable, Telecom Italia (indirectly through Telco), Portugal Telecom, PT Multimedia, S.G.P.S., S.A, or PT Multimedia, CNC and BBVA), especially where these fall outside our core business and could be sold. In 2007, we sold a part of our holding in PT (representing 1.809% of share capital) and acquired an indirect holding of 9.98% in the voting shares of Telecom Italia. Also in 2007, due to the non-monetary dividend paid by PT, we received, directly and indirectly, a total of 16,879,406 shares of PT Multimedia.

Liquidity Risk

We seek to match the schedule for our debt maturity payments to our capacity to generate cash flows to meet these maturities, with some flexibility. In practice, this translates into two key principles:

•
Our debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to repayment of debt rather than to investments, dividends or acquisitions).

•
We must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although in making this determination we include firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2007, the average maturity of our €45,284 million of net financial debt was 6.24 years. We would need to generate approximately €7,257 million in cash per year to repay the debt in this period if we used all our cash for this purpose. Cash generation of €8,847 million in 2007 exceeded this amount. Thus if we maintain the same rate of cash generation during the average lifetime of the debt and used all of this cash to repay debt, we would repay the debt in its entirety before 6.24 years.

As of December 31, 2007, gross debt scheduled to mature in 2008 amounted to approximately €6,776 million (including the net position of hedges) and are lower than the estimated availability of funds, calculated as the sum of: (i) current financial investments and cash at December 31, 2007 (€6,477 million excluding derivative financial instruments); (ii) annual cash generation projected for 2008; and (iii) unused credit facilities arranged with banks whose initial maturity is over one year (an aggregate of more than €4,000 million at December 31, 2007). Accordingly, based on these assumptions, we would not expect to need to access the capital or credit markets in at least the next 12 months in order to refinance gross debt maturities in 2008. We can provide no assurance that our projected cash generation for 2008 will be realized or that we will not, in fact, need to access the capital or credit markets during such period.

As a result of our higher level debt following the acquisition of O2 shares and the excessive concentration of short-term debt maturities, we embarked on an ambitious refinancing plan, which led to the following actions in 2006 and 2007: (i) the refinancing of approximately €15,977 million via issues of bonds and debentures in international capital markets such as the euro, pound sterling, dollars, yen and Czech crown (of which €3,974 million were issued in 2007 before the deterioration of the credit markets and an additional €11,000 million in the syndicated credit and loan market); (ii) the extension of the debt maturity (including the additional debt taken on after the acquisition of O2 in the United Kingdom) and, as a result, the extension of the average life of net financial debt from 3.75 years, following completion of the acquisition of O2 in 2006, to 6.24 years at the end of 2007; and (iii) an approximately €5,389 million decrease in net financial debt at December 31, 2007 and an approximately €1,610 million decrease in post-employment benefit obligations at December 31, 2007, in each case compared with December 31, 2006.

See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors”.

Country Risk

Sovereign risk perception (measured by credit spreads) in Latin America reached record lows (168 basis points) in late May 2007. Afterwards, increased volatility in financial markets halted this downward trend, and credit spreads began to climb ending the year at 270 basis points.

Macroeconomic developments in 2007 throughout the region remained positive, with an overall GDP growth rate at 5.6% (the same rate of growth as in 2006), with Argentina at the top of the ranking (8.6%) and Ecuador at the bottom (2.7%). Given this growth in 2007, the region has posted five consecutive years of high growth rates, with the last four years with a rate of growth surpassing 4.5%, with a solidly-based composition and domestic demand at the forefront. In this sense, investment growth (11.6%) and the acceleration of consumption (6.8%) have been determining factors in the trend. As a percentage of GDP, investment exceeded 21% in 2007, the highest ratio recorded since 1990.

This positive macroeconomic picture has permitted a healthy per capita income growth of 4% in Latin America in 2007, with an average of 4.1% during the last 4 years. This represents the highest consecutive increase since the 1970s.  At the same time, inflation, after reaching historically low levels in 2006 (5%), increased marginally in 2007 (6.1%), basically driven by higher international prices, such as for fuel and food. In some cases, domestic demand pressures were also a contributing factor, particularly in countries with the highest growth rate. Venezuela (20%) and Argentina (8.5%) continue to lead the countries with the highest inflation rates in the region.

Robust employment growth has promoted an improvement in most of social indicators across the region, with the unemployment rate falling to 8%, the lowest rate since the beginning of the 1990s. The upturn in formal employment was a particular feature of this trend (particularly in Brazil), while real wages rose at a measured pace (1.5%). The increase in total wages contributed to a notable increase in household consumption and a further reduction in poverty rates. According to data from Economic Commission of Latin America and the Caribbean (ECLAC), the percentage of people who live below the poverty or extreme poverty lines has been reduced from 42.5% in 1999 to 35.1% in 2006. This reduction has been accompanied also with an improvement in income distribution, as measured by the Gini coefficient, which has fallen from 0.58 in 1999 to 0.55 in 2006, with important advances in the largest countries in the region such as Brazil, Mexico and Argentina.

This favorable economic performance does not eliminate the political risk that exists still in some Latin American countries linked in most cases to uncertainty derived from unexpected and discretionary government actions. In this sense, Venezuela and Ecuador are the countries most exposed to this type of risk. In the former, the Ley Habilitante led to the nationalization of the main services providers in the energy and fixed line telecommunication sectors with the state gaining additional stakes in the crude oil sector. In Ecuador, it is expected that there will be larger government involvement in economic activity as has been demonstrated with new agreements on profit-sharing in oil revenues in late 2007. Also, this process could potentially affect key contract renegotiations in which we are involved. Finally, Argentina remains subject to an inflation uncertainty given the rising divergence among different released indicators in conjunction with a price freeze in many public service tariffs since 2001, hidden subsidies, and repressive policy affecting staple items.

An analysis of the credit quality in the region shows that it has generally improved in 2007 as can be seen in the table below. In general terms, Latin American countries have taken advantage of the positive macroeconomic environment created by the increase of raw material prices, increases in world trade, capital flows (both portfolio and foreign direct investment) and workers’ remittances to improve external indicators, such as foreign debt and the level of reserve assets. In this way, during 2007, Latin American countries reduced again the external debt to GDP ratio to 20%, half of the ratio registered five years ago (42%), and accumulated $113 billion in international reserves, the highest amount since 1990, and twice the magnitude of 2006. Public sector balance sheets have also improved notably over the last five years, with regional fiscal balance close to equilibrium in 2007 (-0.1% GDP), and government debt at the lowest ratio in the last decade (31.8% GDP). As a consequence of all these developments, public sectors in countries as Chile, Brazil, Peru and Venezuela have become net external creditors.

Credit Rating according to Standard & Poor’s
Country	Rating	Change in notches from Jan. 2007 to Dec 2007	Outlook
Argentina	B+	=	Stable
Brazil	BB+	+1	Positive
Chile	A+	+1	Stable
Colombia	BB+	+1	Stable
Ecuador	B-	+2	Stable
Mexico	BBB+	+1	Stable
Peru	BB+	+1	Positive
Uruguay	B+	+1	Positive
Venezuela	BB-	=	Stable

As a result of positive external developments and favorable management of debt positions (according to rating agencies’ estimates, sovereign bond amortization through 2007 was higher than in 2006), all of the above Latin American countries, except Venezuela and Argentina, improved their credit qualifications in 2007. This leaves three of the largest countries, Brazil, Peru and Colombia, only one notch below investment grade qualification.

By country, debt amortizations or internal debt swaps with more favorable conditions remained in Brazil and Peru, which has allowed them to improve even more their external positions. Brazil accumulated $87.5 billion in international reserves during 2007, accruing a stock of reserves which accounts for 12.5 months of imports, up from 5.5 in 2000. Peru has also dramatically decreased its vulnerability to external shocks by means of debt rescheduling allowing for longer maturities and a $1,794 million prepayment to the Paris Club. This permitted the country to drop the total external debt from 32.7% to 28.4% of GDP.

Argentina’s credit rating remained stable through 2007, while Uruguay’s improved, exceeding in both cases pre-default levels. It is important for Argentina to reach an agreement with the Paris Club and bondholders to continue improving its credit rating. This is a major challenge for the Argentine economy as the amounts outstanding are considerable: $4.8 billion with the Paris Club and $27.1 billion with bondholders.

Chile and Mexico, the only investment grade countries in the region, showed in 2007 upgrades in their credit ratings after two years of stability. Chile’s revision gave the country the highest qualification in its recent history. This responded to the soundness of public finances, which enjoyed an international net creditor position of 12.9% of GDP in 2007. Helped by the continuous rises in the price of copper, Chile’s External Fiscal Fund reached $22.5 billion and is expected to grow further. In 2007 Chile modified its rule of structural fiscal surplus down from 1 to 0.5 as a percentage of GDP. This is acting as a counter cyclical policy which protects the country from external shock that may hit its economy. Mexico paid in advance an important external debt amount ($6.5 billion) in 2007, reducing to almost 4% of GDP its external debt ratio. Unexpected structural reforms in the fiscal front and further announcements to come on energy have led the rating agencies to upgrade its credit rating.

Colombia again surprised in 2007 with a very positive economic and financial performance. For this reason, it was upgraded in May 2007 and now has its highest rating since 1999, a year during which the country experienced a deep financial crisis which caused the loss of its investment grade rating. The return to a positive climate generated a historic growth rate in business investment.

Venezuela, the country with the least stable credit outlook in the last ten years (14 rating changes), maintains the BB rating it received in February 2006.  The impact of oil price increases on public and external sectors was the main contributor. Venezuela’s external surplus of greater than 10% GDP in 2007 made possible, for the second year in a row, an accumulation of international reserves which allowed the government to buy $0.6 billion of Argentina’s bonds and to increase the amount of the Fondo de Desarrollo Nacional by more than $7 billion. However, the capital control regime through CADIVI has been maintained and the exchange rate fixed with inflation for 2007 at approximately 20%. In order to avoid a large depreciation of the parallel exchange rate, CADIVI authorized $43.1 billion to acquire currencies at the official exchange rate by the CADIVI in 2007, 57.5% more than in 2006. This represents a covering of approximately 88.6% of total imports in 2007 versus approximately 71.1% in 2006

Ecuador’s rating was upgraded two notches in November 2007 from CCC to B-. This signifies a substantial improvement from the average CCC qualification that Ecuador has maintained during the last decade as a consequence of its political instability and financial problems that resulted in the country’s debt restructuring. Statements by the new president and new finance minister rejecting the possibility of a selective default of debt considered “illegal” caused the credit outlook to change.

Despite the improvements in sovereign risk perception and the generally positive outlook for the region, we continue to monitor closely any unexpected loss in value of our Latin American assets due to social, economic or political instability. To monitor our country risk we continue to follow two basic guidelines:

•	partly matching assets to liabilities (those not guaranteed by us) in our Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities,

•	repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding this first point, our Latin American companies have external net financial debt not guaranteed by us, of €4,385 million at December 31, 2007, which represents 8.7% of our net financial debt, with Colombia (€2,650 million), Brazil (€1,292 million) and Peru (€809 million), accounting for the bulk of the total.

Regarding the second point, repatriation of funds, we repatriated €2,250 million from our Latin American companies in 2007, mostly through inter-group loans (repayment of principal and interest payment) or capital decreases (€1,398 million) and dividends (€852 million).

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, CADIVI. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI. Telcel, our subsidiary in Venezuela, obtained approval on $137 million in 2006 and $240 million in 2007 and $365 million in 2008.

Credit Risk

We are exposed to credit risk as a result of our trading in derivatives with counterparties. We trade with credit entities with senior debt ratings of at least “A”. In Spain, where most of our derivatives portfolio is, we have netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, thus limiting the risk to the net position. Wherever operations allow, we attempt to net exposure positions with the various counterparties when arranging new trades. For example, if we take a “pay” position in currency D, we will look for counterparties that have a “receive” position and will settle with them when the conditions of the trade warrant. This reduces our potential credit risk. If the rating of a counterparty falls below “A”, we will study on a case-by-base basis whether to cancel the trades. The factors considered are: the tenor of the trade, whether the global position is a debtor position (no current credit risk) or creditor position, and the new rating.

For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

We also have credit risk as a result of our commercial activities. We consider managing commercial credit risk as crucial to meeting our business and customer base growth targets in a manner that is consistent with our risk-management policy.

Therefore, our commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage our various units, in order to optimize the risk-reward relationship in the development and implementation of their business plans in their ordinary management.

For this, uniform policies, procedures, authorization lines and management practices are established for all Telefónica Group companies bearing in mind the individual needs and international best practices in this area, and including the commercial credit-risk management model in our decision-making process, at both the strategic and the day-to-day operations level.

Meanwhile, with credit risk arising from cash and cash equivalents, we place our cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where we operate. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (short- and long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica, S.A. the company which places the bulk of our surpluses, the maximum placement in 2007 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by S&P and Moody’s, respectively.

Our maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (See notes 11 and 13 to our Consolidated Financial Statements) and the guarantees given by us (See note 20 to our Consolidated Financial Statements).

Capital Management

Our Corporate Finance Department which is in charge of our capital management, takes into consideration several factors when determining our capital structure.

The first is the consideration of cost of capital at all times to achieve a combination that optimizes this. For this, we monitor the financial markets and standard industry approaches for calculating cost of capital (weighted average cost of capital, or WACC) in determining this variable. We also use a gearing ratio that enables us to obtain and maintain the desired credit rating over the medium term, and with which we can use to match our potential cash flow generation and the alternative uses of this cash flow at all times.

These general principles are refined by with other considerations and specifics, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining our financial structure.

Derivatives Policy

At December 31, 2007, the nominal value of outstanding derivatives with external counterparties amounted to €130,715 million, an 8.7% increase from December 31, 2006 (€120,267 million equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For instance, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Our derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying item.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (such as debt and interest payments and settlement of foreign currency payables), reasonably certain or foreseeable (such as investment programs, future debt issues and commercial paper programs). The acceptability of an underlying asset in the above cases does not depend on whether it complies with IFRS requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Our investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated underlying item and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests set forth by the various accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

•	Matching of the underlying to one side of the derivative.

This matching principally applies to foreign currency debt and derivatives hedging foreign currency payments by our subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. We intend to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying item as defined for derivative purposes may not exactly match the timing of the underlying contract.

•	Matching the company contracting the derivative and the company that owns the underlying.

Generally, we aim to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the hedged asset. The main reasons for separating the hedge and the underlying asset are typically possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether companies or banks).

•	Ability to measure the derivative’s market value using the valuation systems available to us.

We use a number of tools to measure and manage risks in derivatives and debt. These include Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

•	Sale of options only when there is an underlying exposure.

We will only sell options when: (i) there is an underlying exposure (on the balance sheet or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or (ii) the option is part of a structure in which another derivative would offset any potential loss. The sale of options is also permitted in option structures where, at the time of contracting, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, we would swap part of our debt from floating rate to a lower fixed rate, having received a premium.

•	Hedge accounting:

The main risks that may qualify for hedge accounting are as follows:

•	variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows;

•	variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency;

•
variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable; and

•	variations in the valuation of any financial asset, particularly shares of companies held in the available-for-sale portfolio.

Regarding the underlying item:

•	hedges can cover all or part of the value of the underlying item;

•	the risk to be hedged can be for the whole period of the transaction or for only part of the period; and

•
the underlying item may be a highly probable future transaction or a contractual underlying item (loan, foreign currency payment, investment, financial asset) or a combination of both that defines an underlying with a longer term.

Therefore, in certain cases hedges may have longer terms than the contractual underlying that they cover. This happens when we enter into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of our promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and we recognize this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges.  Such hedges can be set at any value of the risk to be hedged (such as, interest rates and exchange rates) or for a defined range (such as, interest rates between 2% and 4% or interest rates above 4%). In this last case, we will use options as the hedging instrument, and we will only recognize as an effective hedge the intrinsic value of the option, recognizing changes in the time value of the option to the income statement.

•
Hedges on net investment in consolidated foreign subsidiaries.  Generally such hedges will be arranged by Telefónica, S.A. and the other Telefónica Group holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example the Czech crown), or that an acquisition is made in cash with no need for market financing. In these circumstances we use derivatives, either forwards or cross-currency swaps to hedge the net investment. “Pay fixed-rate foreign currency” cross-currency swaps are valued using the forward method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to equity). “Pay floating rate foreign currency” swaps are valued using the spot method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to the income statement). As an exception to this general rule, for currencies with high interest spreads relative to the euro (such as the Brazilian real) we opt for short-term structures (around one year) and use the spot rate method even when we are paying fixed-rate foreign currency, to make the income statement easier to understand. Hedges using forwards are analyzed on a currency-by-currency basis. Where technical market issues arise or the perception of exchange rate risk changes, we may decide to cancel the designation of a position as a hedge early, irrespective of its maturity. Similarly, for hedging positions nearing maturity (less than three months), due to technical market reasons such as liquidity etc., maturity may be brought forward (by taking an offsetting position or selling the derivative in the market). If it has been decided not to renew the hedge, the designation will be cancelled and the transaction can then be treated as effectively the same as the hedge reaching maturity. Otherwise, the hedge can be renewed early, in which case the first hedge’s designation is cancelled and the new hedge is designated in its stead. Sometimes, a derivative-based hedge may be renewed using foreign currency debt instruments.

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income and expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, either because of a change in the underlying or because of a change in perceived risk on the underlying. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficacy of transactions defined as accounting hedges, we analyze the extent to which the changes in fair value or in the cash flows attributable to the hedge would offset the changes in fair value or cash flows attributable to the hedged risk, using a linear regression model in the analysis.

The main guiding principles for risk management are laid down by our Corporate Finance Department and implemented by company chief financial officers (who are responsible for balancing the interests of each company and those of Telefónica as a whole). The Corporate Finance Department may allow exceptions to this policy where this can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining us as a result of mergers or acquisitions may also need time to adapt.

The breakdown of our derivatives at December 31, 2007, their fair value at year-end and the expected maturity schedule is as set forth in the table below. For hedges, the positive amount is in terms of fixed “payment”, and for exchange rate hedges, a positive amount means payment of operating versus foreign currency.

	DERIVATIVES AT DECEMBER 31, 2007
	Maturity
	2008	2009	2010	Subsequent years	Total	Fair value
	(million euros, notional values)
Interest rate hedges	118	1,033	(90)	1,009	2,070	(342)
Cash flow hedges	133	1,030	(72)	4,550	5,641	(278)
Fair value hedges	(15)	3	(18)	(3,541)	(3,571)	(64)
Exchange rate hedges	35	887	2,413	1,459	4,794	1,104
Cash flow hedges	414	887	2,413	1,459	5,173	1,168
Fair value hedges	(379)	0	0	0	(379)	(64)
Interest and exchange rate hedges	(123)	(217)	221	3,265	3,146	589
Cash flow hedges	481	0	224	3,307	4,012	382
Fair value hedges	(604)	(217)	(3)	(42)	(866)	207
Hedge of net investment in foreign operations	(1,876)	(943)	(550)	(1,396)	(4,765)	61
Derivatives not designated as hedges	551	(2,155)	(2,157)	3,459	(302)	(262)
Interest rate	(1,411)	(626)	(480)	2,358	(159)	(64)
Exchange rate	2,470	(1,296)	(1,539)	1,026	661	(270)
Interest and exchange rate	(508)	(233)	(138)	75	(804)	72

The breakdown of financial instruments arranged by us (notional amount) by currency and interest rates at December 31, 2007 is as follows:

	SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS AT DECEMBER 31, 2007
	Maturity Dates							Fair value
	2008	2009	2010	2011	2012	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(millions euro, except percentages)

EURO	3,256	(17)	1,799	8,610	2,569	11,005	27,222	23,370	3,862	27,232
Floating rate	1,227	(999)	(307)	4,412	(1,488)	5,142	7,987	5,901	1,523	7,424
Spread - Ref Euribor	(0.28%)	0.13%	(0.68%)	0.21%	0.34%	0.00%	0.10%
Fixed rate	629	(68)	2,106	2,998	(293)	5,863	11,235	9,339	2,491	11,830
Interest rate	3.79%	(3.93%)	7.14%	3.59%	6.59%	4.56%	4.74%
Rate cap	1,400	1,050	—	1,200	4,350	—	8,000	8,130	(152)	7,978
OTHER EUROPEAN CURRENCIES	(1,877)	2,102	2,106	845	3,487	2,814	9,477	5,971	3,485	9,456
Instruments in CZK	1,669	561	708	—	113	98	3,149	360	2,772	3,132
Floating rate	(45)	—	281	—	—	—	236	46	191	237
Spread	(0.06%)	—	0.07%	—	—	—	0.10%
Fixed rate	1,714	561	427	—	113	98	2,913	314	2,581	2,895
Interest rate	4.13%	3.15%	3.35%	—	4.35%	4.62%	3.85%
Rate cap	—	—	—	—	—	—	—
Instruments in GBP	(3,546)	1,541	1,398	845	3,374	2,716	6,328	5,611	713	6,324
Floating rate	(205)	1,200	1,398	108	2,181	(682)	4,000	469	3,494	3,963
Spread	0.13%	0.02%	(0.01%)	3.35%	0.28%	0.00%	0.19%
Fixed rate	(3,818)	341	—	737	511	2,034	(195)	2,585	(2,781)	(196)
Interest rate	6.19%	5.59%	—	5.12%	7.63%	6.06%	8.78%
Rate cap	477	—	—	—	682	1,364	2,523	2,557	—	2,557
AMERICA	3,906	957	1,697	448	357	1,414	8,779	13,689	(5,569)	8,120
Instruments in USD	(391)	(68)	122	135	40	1,694	1,532	10,726	(9,768)	958
Floating rate	163	(695)	118	(14)	6	672	250	2,367	(2,132)	235
Spread	1.12%	44.69%	0.00%	77.37%	(0.25%)	0.00%	(1.03%)
Fixed rate	(563)	(62)	(5)	140	25	984	519	7,578	(7,635)	(57)
Interest rate	10.28%	5.79%	(119.61%)	9.26%	3.85%	10.95%	12.79%
Rate cap	9	689	9	9	9	38	763	781	(1)	780
Instruments in UYU	—	2	2	2	—	—	6	5	—	5
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	2	2	2	—	—	6	5	—	5
Interest rate	8.83%	3.75%	3.75%	3.75%	—	—	3.93%
Rate cap	—	—	—	—	—	—	—
Instruments in ARS	468	256	153	—	—	—	877	101	774	875
Floating rate	22	—	—	—	—	—	22	21	—	21
Spread	1.15%	—	—	—	—	—	1.15%
Fixed rate	446	256	153	—	—	—	855	80	774	854
Interest rate	10.20%	9.22%	9.12%	—	—	—	9.71%
Rate cap	—	—	—	—	—	—	—
Instruments in BRL	140	208	822	94	92	200	1,556	305	1,134	1,439
Floating rate	(774)	153	794	66	64	151	454	138	375	513
Spread	0.47%	(2.42%)	0.21%	3.59%	3.60%	—	0.98%
Fixed rate	914	55	28	28	28	49	1,102	167	759	926
Interest rate	9.51%	10.65%	10.17%	10.17%	10.17%	10.15%	9.65%
Rate cap	—	—	—	—	—	—	—
Instruments in CLP	53	184	31	181	42	—	491	12	488	500
Floating rate	(17)	132	31	158	42	—	346	139	144	283
Spread	0.27%	0.05%	0.38%	0.07%	0.38%	—	0.12%
Fixed rate	70	52	—	23	—	—	145	(127)	344	217
Interest rate	3.43%	6.63%	—	3.35%	—	—	4.57%
Rate cap	—	—	—	—	—	—	—
Instruments in UFC	117	90	98	99	82	7	493	177	326	503
Floating rate	—	—	95	—	—	—	95	95	—	95
Spread	—	—	0.33%	—	—	—	0.33%
Fixed rate	117	90	3	99	82	7	398	82	326	408
Interest rate	2.55%	3.55%	6.56%	4.28%	3.80%	6.00%	3.55%
Rate cap	—	—	—	—	—	—	—
Instruments in PEN	132	136	81	72	80	338	839	639	215	854
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	132	136	81	72	80	338	839	639	215	854
Interest rate	8.58%	5.95%	6.42%	6.90%	6.68%	6.81%	6.91%
Rate cap	—	—	—	—	—	—	—
Instruments in COP	589	222	36	22	26	29	924	412	472	884
Floating rate	12	17	36	22	26	29	142	104	—	104
Spread	—	—	1.32%	—	—	—	0.34%
Fixed rate	577	205	—	—	—	—	782	308	472	780
Interest rate	11.49%	0.01%	—	—	—	36.00%	7.65%
Rate cap	—	—	—	—	—	—	—
Instruments in UVR	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
Instruments in VEB	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)
Interest rate	8.16%	—	—	—	—	—	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in MXN	656	73	503	—	219	—	1,451	714	778	1,492
Floating rate	(39)	70	314	—	—	—	345	478	78	556
Spread	0.02%	2.59%	0.61%	—	—	—	1.08%
Fixed rate	695	3	189	—	219	—	1,106	236	700	936
Interest rate	7.81%	8.83%	8.17%	—	9.25%	—	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in GTQ	2	—	—	—	—	—	2	(10)	12	2
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	2	—	—	—	—	—	2	(10)	12	2
Interest rate	23.70%	—	—	—	—	—	23.70%
Rate cap	—	—	—	—	—	—	—
ASIA	—	—	—	—	—	—	—	622	(661)	(39)
Instruments in JPY	—	—	—	—	—	—	—	622	(661)	(39)
Floating rate	—	—	—	—	—	—	—	151	(152)	(1)
Spread	3.79%	3.79%	3.79%	3.79%	—	—	3.79%
Fixed rate	—	—	—	—	—	—	—	471	(509)	(38)
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	—	88	—	88	—	85	85
Instruments in MAD	—	—	—	—	88	—	88	—	85	85
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	88	—	88	—	85	85
Interest rate	—	—	—	—	4.54%	—	4.54%
Rate cap	—	—	—	—	—	—	—
TOTAL	5,285	3,042	5,602	9,903	6,501	15,233	45,566	43,652	1,202	44,854
Floating rate	344	(122)	2,760	4,752	831	5,312	13,877	9,909	3,521	13,430
Fixed rate	3,055	1,425	2,833	3,942	629	8,519	20,403	22,275	(2,166)	20,109
Rate cap	1,886	1,739	9	1,209	5,041	1,402	11,286	11,468	(153)	11,315
Currency options							(52)		(52)
Other							(230)

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.

	SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2007 DETAIL FOR INTEREST RATE SWAPS
	MATURITY DATES
	2008	2009	2010	2011	2012	Subsequent years	TOTAL	Fair Value
	(in millions of euros, except percentages)
EUR	—	—	—	—	—	—	—	(159)
Fixed to floating	—	—	—	—	—	—	—	60
Receiving leg	2,590	1,376	296	2,181	916	2,130	9,490	(9,499)
Average Interest Rate	4.53%	3.61%	3.31%	3.56%	4.21%	(4.40%)	2.10%
Paying leg	(2,590)	(1,376)	(296)	(2,181)	(916)	(2,130)	(9,490)	9,559
Average Spread	(0.18%)	—	—	—	—	—	(0.05%)
Floating to fixed	—	—	—	—	—	—	—	(217)
Receiving leg	1,199	705		2,885	200	2,688	7,677	7,520
Average Spread	(0.18%)	—		—	—	—	(0.03%)
Paying leg	(1,199)	(705)		(2,885)	(200)	(2,688)	(7,677)	(7,737)
Average Interest Rate	4.22%	3.77%		3.30%	3.80%	3.80%	3.68%
Floating to floating	—	—	—	—	—	—	—	(2)
Receiving leg	(2,000)	(300)	—	—	(42)	(50)	(2,392)	(2,410)
Average Spread	—	0.63%	—	—	0.43%	—	0.09%
Paying leg	2,000	300	—	—	42	50	2,392	2,408
Average Spread	(0.18%)	0.11%	—	—	(0.10%)	0.28%	(0.14%)
CZK	—	—	—	—	—	—	—	21
Floating to fixed	—	—	—	—	—	—	—	21
Receiving leg	(110)	(561)	(427)	—	—	—	(1,098)	(1,079)
Average Spread	0.03%	0.03%	0.01%	—	—	—	0.02%
Paying leg	110	561	427	—	—	—	1,098	1,100
Average Interest Rate	3.17%	3.15%	3.35%	—	—	—	3.23%
USD	—	—	—	—	—	—	—	(292)
Fixed to floating	—	—	—	—	—	—	—	(297)
Receiving leg		(98)	(581)	—	(3,193)	(3,193)	(7,065)	(4,869)
Average Interest Rate		5.35%	4.84%	—	5.56%	5.56%	5.50%
Paying leg		98	581	—	3,193	3,193	7,065	4,572
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	5
Receiving leg	(81)	(25)	(331)	(25)	(25)	(100)	(586)	(588)
Average Spread	0.02%	—	—	—	—	—	—
Paying leg	81	25	331	25	25	100	586	593
Average Interest Rate	4.71%	4.34%	4.10%	4.34%	4.34%	4.34%	4.26%
BRL	51	1	—	—	—	—	52	1
Floating to Fixed	51	1	—	—	—	—	52	1
Receiving leg	(738)	(62)	—	—	—	—	(800)	(594)
Average Spread	—	—	—	—	—		0.00%
Paying leg	789	63					852	595
Average Interest Rate	12.30%	10.84%					12.20%
Floating to floating	—	—	—	—	—	—	—	—
Receiving leg			(575)					(585)
Average Spread
Paying leg			575					585
Average Spread
MXN	—	—	—	—	—	—	—	(1)
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(1)	(1)	(188)				(190)	(194)
Average Spread	(0.54%)	(0.54%)	0.61%				0.59%
Paying leg	1	1	188				190	193
Average Interest Rate	8.43%	8.43%	8.16%				8.17%
GBP								(35)
Fixed to floating	—	—	—	—	—	—	—	(32)
Receiving leg	(273)					(682)	(954)	(997)
Average Interest Rate	6.31%					5.25%	5.55%
Paying leg	273					682	954	965
Average Spread	—					—	—
Floating to fixed	—	—	—	—	—	—	—	(2)
Receiving leg	(341)			(738)		(552)	(1,630)	(1,637)
Average Spread	—			—		—	—
Paying leg	341			738		552	1,630	1,635
Average Interest Rate	5.59%			5.12%		4.96%	5.17%
Floating to floating	—	—	—	—	—	—	—	(1)
Receiving leg	2,045						2,045	2,067
Average Spread	0.02%						0.02%
Paying leg	(2,045)						(2,045)	(2,068)
Average Spread	—						—
CLP								(1)
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(34)						(34)	(35)
Average Interest Rate	5.35%						5.35%
Paying leg	34						34	34
Average Spread	—						—
JPY								(3)
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	(91)	(91)	(94)
Average Interest Rate	1.68%	1.68%
Paying leg	91	91	91
Average Spread	—	—

The tables below describe all interest rates, foreign exchange options and interest rate options to which we were party at December 31, 2007. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	INTEREST RATE OPTIONS AT DECEMBER 31, 2007
	MATURITIES
	2008	2009	2010	2011	Subsequent
	(Euros)
Collars
Notional bought	1,884,741,996	2,522,100,000	—	900,000,000	1,847,524,908
Strike Cap	4.195%	3.925%	—	3.944%	4.715%
Strike Floor	3.460%	2.749%	—	3.189%	3.804%
Notional sold	—	—	—	—	—
Strike Cap	—	—	—	—	—
Strike Floor	—	—	—	—	—
Caps
Notional bought	5,400,000,000	—	—	300,000,000	6,231,756,204
Strike	4.748%	—	—	4.070%	4.470%
Notional sold	1,884,741,996	2,522,100,000	—	1,200,000,000	8,079,281,112
Strike	4.837%	4.847%	—	4.555%	5.298%
Floors
Notional bought	477,229,343	2,872,100,000	—	900,000,000	1,663,512,408
Strike	2.500%	0.013%	—	1.000%	1.205%
Notional sold	4,000,000,000	350,000,000	518,685,530	—	700,000,000
Strike	2.750%	2.700%	4.568%	—	2.146%

	CURRENCY OPTIONS AT DECEMBER 31, 2007
	MATURITIES
	2008	2009	2010	2011	Subsequent years
	(Euros)
Call USD/Put BRL
Notional amount of options bought	—	135,860,336	—	—	—
Strike	—	2.1585	—	—	—
Notional amount of options sold	—	196,239,298	—	—	—
Strike	—	2.5587	—	—	—
Put USD / Call BRL
Notional amount of options sold	—	135,860,336	—	—	—
Strike	—	1.8585	—	—	—
Call EUR / Put USD
Notional amount of options bought	27,832,084	—	—	—	—
Strike	1.2780	—	—	—	—
Put USD / Call EUR
Notional amount of options bought	438,659,058	—	—	—	1,714,557,435
Strike	1.4454	—	—	—	1.3618
Notional amount of options sold	—	—	—	—	831,255,453
Strike	—	—	—	—	1.2030

The breakdown of financial instruments arranged by the Group by currency and interest rates at December 31, 2006 is as follows:

	SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES OF DEBT OBLIGATIONS AT DECEMBER 31, 2006
	MATURITIES							FAIR VALUE
	2007	2008	2009	2010	2011	Subsequent years	Total	Underlying debt	Associated derivatives	Total
	(millions euro, except percentages)
EURO	691	1,915	3,632	3,342	8,630	12,234	30,444	28,462	2,517	30,979
Floating rate	(6,808)	(5,472)	2,430	1,236	4,762	4,992	1,140	7,194	(6,500)	694
Spread	—	—	0.40%	0.70%	0.30%	0.62%	0.39%
Fixed rate	7,499	480	(198)	2,106	2,968	6,042	18,897	10,539	9,113	19,652
Interest rate	4.44%	4.24%	0.77%	7.14%	3.66%	4.82%	4.77%
Rate cap	—	6,907	1,400	—	900	1,200	10,407	10,730	(97)	10,633
OTHER EUROPEAN CURRENCIES	577	612	1,362	2,162	806	7,150	12,669	8,801	4,003	12,804
Instruments in CZK	464	107	543	598	—	256	1,968	119	1,850	1,969
Floating rate	601	—	—	272	—	—	873	—	872	872
Spread	—	—	—	0.02%	—	—	0.01%
Fixed rate	(137)	107	543	326	—	256	1,095	119	978	1,097
Interest rate	3.75%	3.17%	3.15%	3.26%	—	3.50%	3.19%
Rate cap	—					—	—
Instruments in GBP	113	505	819	1,564	806	6,894	10,701	8,682	2,153	10,835
Floating rate	453	(439)	819	1,564	—	3,872	6,269	5,356	979	6,335
Spread	1.56%	(0.04%)	0.24%	0.26%	—	0.37%	0.76%
Fixed rate	(340)	423	—	—	806	3,022	3,911	2,802	1,178	3,980
Interest rate	4.65%	5.00%	—	—	5.12%	5.87%	5.73%
Rate cap	—	521	—	—	—	—	521	524	(4)	520
AMERICA	145	1,370	1,375	1,215	508	4,622	9,235	13,914	(5,074)	8,840
Instruments in USD	(969)	208	780	280	144	1,131	1,574	10,753	(9,175)	1,578
Floating rate	(601)	(25)	(53)	130	—	—	(549)	2,711	(3,093)	(382)
Spread	(0.30%)	(1.88%)	2.40%	0.09%	—	—	(0.20%)
Fixed rate	(368)	222	63	139	133	1,080	1,269	7,357	(6,067)	1,290
Interest rate	2.47%	7.41%	4.87%	11.03%	11.13%	8.62%	10.53%
Rate cap	—	11	770	11	11	51	854	685	(15)	670
Instruments in UYU	—	2	1	1	2	—	6	6	—	6
Floating rate	—	—	—	—	—	—	—		—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	2	1	1	2	—	6	6	—	6
Interest rate	3.75%	3.75%	3.75%	3.75%	3.75%	—	3.75%
Rate cap	—					—	—
Instruments in ARS	322	251	88	19	0	—	680	(1)	706	705
Floating rate	79	—	—	—	—	—	79	—	78	78
Spread	—	—	—	—	—	—	—
Fixed rate	231	251	88	19	0	—	589	(13)	628	615
Interest rate	10.76%	11.22%	11.43%	11.10%	10.38%	—	11.07%
Rate cap	12	—	—	—	—	—	12	12	—	12
Instruments in BRL	796	409	112	168	4	4	1,493	397	1,102	1,499
Floating rate	353	115	112	168	4	4	756	397	297	694
Spread	(0.81%)	(2.96%)	(3.06%)	0.08%	1.66%	—	(1.25)%
Fixed rate	443	294	—	—	—	—	737	—	805	805
Interest rate	15.99%	12.45%	—	—	—	—	14.58%
Rate cap	—					—	—
Instruments in CLP	(40)	155	102	33	165	44	459	39	430	469
Floating rate	4	17	48	33	165	44	311	153	169	322
Spread	—	(0.28%)	0.15%	0.38%	0.07%	0.38%	0.14%
Fixed rate	(44)	138	54	—	—	—	148	(114)	261	147
Interest rate	6.41%	4.80%	5.07%	—	—	—	4.42%
Rate cap	—					—	—
Instruments in UFC	3	132	171	96	119	86	607	192	424	616
Floating rate	—	—	—	93	—	—	93	94	—	94
Spread	—	—	—	0.45%	—	—	0.45%
Fixed rate	3	132	171	3	119	86	514	98	424	522
Interest rate	6.49%	2.57%	3.46%	6.49%	4.22%	3.97%	3.52%
Rate cap	—					—	—			—
Instruments in PEN	208	89	40	57	67	273	734	546	239	785
Floating rate	6	8	—	—	—	—	14	—	14	14
Spread	—	—	—	—	—	—	—
Fixed rate	202	81	40	57	67	273	720	546	225	771
Interest rate	6.88%	6.51%	6.40%	6.40%	6.93%	7.81%	7.13%
Rate cap	—					—	—
Instruments in COP	445	117	—	—	7	414	983	537	446	983
Floating rate	184	—	—	—	3	123	310	127	181	308
Spread	—	—	—	—	2.00%	4.45%	1.78%
Fixed rate	261	117	—	—	4	291	673	410	265	675
Interest rate	10.99%	8.04%	—	—	9.50%	5.50%	8.10%
Rate cap	—					—	—
Instruments in UVR	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Interest rate	—	—	—	—	—	4.00%	4.00%
Rate cap	—					—	—
Instruments in VEB	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Interest rate	5.69%	—	—	—	—	—	5.69%
Rate cap	—					—	—			—
Instruments in MXN	379	7	81	561	—	244	1,272	563	740	1,303
Floating rate	590	4	78	350	—	—	1,022	563	461	1,024
Spread	(0.01%)	(0.52%)	2.59%	0.61%	—	—	0.40%
Fixed rate	(211)	3	3	211	—	244	250	—	279	279
Interest rate	5.46%	8.83%	8.83%	8.17%	—	9.25%	11.52%
Rate cap	—					—	—
Instruments in GTQ	1	—	—	—	—	—	1	(12)	12	—
Floating rate	13	—	—	—	—	—	13	—	12	12
Spread	—	—	—	—	—	—	—			—
Fixed rate	(12)	—	—	—	—	—	(12)	(12)	—	(12)
Interest rate	2.00%	—	—	—	—	—	2.00%
Rate cap	—					—	—
ASIA	1	(3)	—	—	—	—	(2)	366	(374)	(8)
Instruments in JPY	1	(3)	—	—	—	—	(2)	366	(374)	(8)
Floating rate	1	—	—	—	—	—	1	98	(98)	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	(3)	—	—	—	—	(3)	268	(276)	(8)
Interest rate	—	—	—	—	2.30%	—	—
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	—	—	90	90	—	90	90
Instruments in MAD	—	—	—	—	—	90	90	—	90	90
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	90	90	—	90	90
Interest rate	—	—	—	—	—	4.54%	4.54%
Rate cap	—					—	—
TOTAL	1,414	3,894	6,369	6,719	9,944	24,096	52,436	51,546	1,162	52,705
Total floating rate	(5,125)	(5,793)	3,434	3,846	4,934	9,035	10,332	16,693	(6,628)	10,065
Total fixed rate	6,527	2,247	765	2,862	4,099	13,810	30,310	22,902	7,903	30,805
Total rate cap	12	7,439	2,170	11	911	1,251	11,794	11,951	(116)	11,835
Currency options	(17)	—	—	—	—	—	(17)		(17)
Other							(273)

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps.

	SENSITIVITY TO INTEREST RATES AT DECEMBER 31, 2006 DETAIL FOR INTEREST RATE SWAPS
		MATURITIES
	2007	2008	2009	2010	2011	Subsequent years	TOTAL	Fair Value
	(millions euro, except percentages)
EUR	—	—	—	—	—	—	—	(101)
Fixed to floating	—	—	—	—	—	—	—	(12)
Receiving leg	(241)	(1,340)	(997)	(296)	(2,031)	(1,230)	(6,135)	(6,092)
Average Interest Rate	5.72%	4.35%	3.47%	3.31%	3.50%	4.27%	3.92%
Paying leg	241	1,340	997	296	2,031	1,230	6,135	6,080
Average Spread	0.05%	(0.34%)	—	—	—	—	(0.07%)
Floating to fixed	—	—	—	—	—	—	—	(79)
Receiving leg	(6,315)	(1,199)	(326)	—	(2,685)	(2,888)	(13,413)	(13,465)
Average Spread	0.01%	(0.18%)	—	—	—	—	(0.01%)
Paying leg	6,315	1,199	326	—	2,685	2,888	13,413	13,386
Average Interest Rate	3.77%	4.22%	3.55%	—	3.24%	3.80%	3.71%
Floating to floating	—	—	—	—	—	—	—	(10)
Receiving leg	(57)	—	(300)	—	—	(50)	(407)	411
Average Spread	0.26%	—	0.63%	—	—	0.45%	0.56%
Paying leg	57	—	300	—	—	50	407	(421)
Average Spread	0.33%	—	0.11%	—	—	0.28%	0.16%
CZK	—	—	—	—	—	—	—	1
Floating to fixed	—	—	—	—	—	—	—	1
Receiving leg	—	(107)	(543)	(326)	—	—	(976)	(977)
Average Spread	—	0.03%	0.03%	0.02%	—	—	0.02%
Paying leg	—	107	543	326	—	—	976	978
Average Interest Rate	—	3.17%	3.15%	3.26%	—	—	3.19%

USD	—	—	—	—	—	—	—	(114)
Fixed to floating	—	—	—	—	—	—	—	(97)
Receiving leg	—	—	—	(494)	(759)	(2,468)	(3,721)	(3,828)
Average Interest Rate	—	—	—	4.71%	5.44%	5.55%	5.42%
Paying leg	—	—	—	494	759	2,468	3,721	3,731
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(17)
Receiving leg	(114)	(71)	(28)	(370)	(28)	(140)	(751)	(754)
Average Spread	0.73%	0.02%	—	—	—	—	0.11%
Paying leg	114	71	28	370	28	140	751	737
Average Interest Rate	5.98%	4.94%	4.34%	4.10%	4.34%	4.34%	4.53%
BRL	62	—	—	2	—	—	64	92
Floating to Fixed	62	—	—	2	—	—	64	92
Receiving leg	(279)	(294)	—	—	—	—	(573)	(609)
Average Spread	—	—	—	—	—	—	—
Paying leg	341	294	—	2	—	—	637	701
Average Interest Rate	16.64%	12.45%	—	—	—	—	14.65%
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—
MXN	—	—	—	—	—	—	—	(1)
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(53)	(1)	(1)	(210)	—	—	(265)	(269)
Average Spread	(0.83%)	(0.54%)	(0.54%)	0.61%	—	—	0.31%
Paying leg	53	1	1	210	—	—	265	268
Average Interest Rate	7.94%	8.43%	8.43%	8.16%	—	—	8.12%
GBP	—	—	—	—	—	—	—	(10)
Fixed to floating	—	—	—	—	—	—	—	4
Receiving leg	—	—	—	—	—	(745)	(745)	(741)
Average Interest Rate	—	—	—	—	—	5.25%	5.25%
Paying leg	—	—	—	—	—	745	745	745
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(15)
Receiving leg	(521)	—	—	—	(806)	(602)	(1,929)	(1,933)
Average Spread	—	—	—	—	—	—	—
Paying leg	521	—	—	—	806	602	1,929	1,919
Average Interest Rate	5.23%	—	—	—	5.12%	4.96%	5.10%

The tables below describe all interest rates, foreign exchange options and interest rate options to which we were a party at December 31, 2006. Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	INTEREST RATE OPTIONS AT DECEMBER 31, 2006
	MATURITIES
	2007	2008	2009	2010	2011	Subsequent years
	(Euros)
Collars
Notional amount bought	12,399,000	7,439,279,505	2,169,847,296	10,545,853	910,545,853	52,729,267
Strike Cap	12.50%	2.83%	3.72%	4.25%	3.96%	4.25%
Strike Floor	4.50%	2.32%	2.75%	3.00%	3.19%	3.00%
Notional amount sold	—	—	—	—	—	1,500,000,000
Strike Cap	—	—	—	—	—	6.82%
Strike Floor	—	—	—	—	—	4.18%
Caps
Notional amount sold	—	7,428,733,651	2,169,847,296	—	900,000,000	—
Strike	—	4.26%	4.62%	—	4.55%	—
Floors
Notional amount bought	—	7,421,221,000	2,169,847,296	—	900,000,000	—
Strike	—	1.11%	0.01%	—	1.00%	—
Notional amount sold	—	—	—	—	—	700,000,000
Strike	—	—	—	—	—	2.15%

	CURRENCY OPTIONS AT DECEMBER 31, 2006
	MATURITIES
	2007	2008	2009	2010	2011	Subsequent years
	(Euros)
Call USD / Put ARS
Notional amount of options bought	148,357,173	—	—	—	—	—
Strike	3.1356	—	—	—	—	—
Notional amount of options sold	18,381,195	—	—	—	—	—
Strike	3.4800	—	—	—	—	—
Call EUR / Put USD
Notional amount of options bought	212,177,910	—	—	—	—	—
Strike	1.2643	—	—	—	—	—
Notional amount of options sold	176,678,815	—	—	—	—	—
Strike	1.3150	—	—	—	—	—
Put USD / Call EUR
Notional amount of options bought	602,126,044	—	—	—	—	—
Strike	1.3158	—	—	—	—	—

Item 12.    Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

The management of Telefónica is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) under the Securities Exchange Act of 1934. Telefónica’s internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements.

Telefónica management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, Telefónica management believes that, as of December 31, 2007 the Company’s internal control over financial reporting is effective.

Report of the Independent Registered Public Accounting Firm

Telefónica’s independent registered public accounting firm, Ernst & Young S.L., has issued a report on the effectiveness of the company’s internal control over financial reporting. The report is included on page F-1.1.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Antonio Massanell meets the requirements of an “audit committee financial expert” as defined by the SEC.

Item 16B.  Code of Ethics

In December 2006, we adopted a code of business conduct and ethics, the Telefónica Business Principles, which apply to all Telefónica Group employees. In March 2008, we decided to modify such Business Principles in order to gather in them all components of the code of ethics definition in Section 406 of Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by the Telefónica Business Principles. A copy of the Telefónica Business Principles is filed as an Exhibit to this Annual Report. For more information, please see “Item 10.  Additional Information—Memorandum and Articles of Association—Significant differences in corporate governance practices—Code of ethics.”

Item 16C.  Principal Accountant Fees and Services

The fees paid in 2007 and 2006 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs amounted to €23.77 million and €23.47 million, respectively.

The detail of these amounts is as follows:

	For the year ended December 31,
	2007	2006
	(in million euro)
Audit services (1)	21.94	22.04
Audit-related services (2)	1.56	0.92
Tax services (3)	0.00	0.11
Other non-audit work (4)	0.27	0.40
Total Fees	23.77	23.47

(1)
Audit services: Services included under this heading are mainly the audit and review of the annual and interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of our annual report on form 20-F to be filed with the U.S. Securities and Exchange Commission.

(2)
Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)	Tax services: These basically comprise tax consulting services.

(4)	Other non-audit services: The services included under this heading relate to other permissible advisory services (non-current assets and other).

The Audit and Control Committee’s pre-approval policies and procedures

The engagement of any service rendered by our external auditor or any of its affiliates must always have the prior approval of our Audit and Control Committee. Such Committee has developed a Pre-approval Policy regarding the engagement of professional services by our external auditor, in accordance with the Spanish Audit Law and the Sarbanes-Oxley Act.  This Policy establishes the obligation to obtain prior approval from our Audit and Control Committee for any service to be rendered by our external auditor to Telefónica or any of its subsidiaries.

This Policy sets forth restrictions on engaging our external auditor for the performance of non-audit services, according to which the engagement of our external auditor for the provision of such services is only permitted when there is no other firm available to provide the needed services at a comparable cost and with a similar level of quality.  Moreover, this Policy prohibits the engagement of our external auditor for the provision of certain type of services that would be considered as “prohibited services”.

In addition, the Audit and Control Committee oversees the total amount of fees paid to our external auditor for the provision of non-audit services in order to assure that such fees do not exceed a certain percentage of the total amount of fees paid for the provision of audit services.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	2007
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)(2)
January 1 to January 31	20,333,082	15.18	8,603,077
February 1 to February 28	13,524,394	15.10	13,524,394
March 1 to March 31	30,650,000	14.97	30,650,000
April 1 to April 30	41,450,000	15.77	41,450,000
May 1 to May 31	1,250,000	16.71	1,250,000
June 1 to June 30	4,641,568	16.53	3,750,000
July 1 to July 31	21,250,000	15.17	21,250,000
August 1 to August 31	1,450,000	17.48	1,450,000
September 1 to September 30	250,000	19.43	250,000
October 1 to October 31	2,050,000	20.27	1,300,000
November 1 to November 30	3,500,000	22.45	—
December 1 to December 31	8,750,000	22.40	—
Total	149,099,044	16.04	123,477,471

(1)	The number of shares of treasury stock at December 31, 2007 amounted 64,471,368 (75,632,559 at December 31, 2006)

(2)	In 2007, Telefónica completed the share buy-back program announced in October 2003 and renewed in April 2005.

In addition, 4,750 shares were allocated in 2007 to the share option plan for Endemol Group employees (EN-SOP Program) and a maximum of 5,556,234 shares could be assigned for the second cycle (Start Date: July 1, 2007) of the long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies, which was approved at the Shareholders’ Meeting of Telefónica in June 21, 2006

For a more detailed description of our plans or programs, see “Item 8.  Financial Information—Dividend information” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Share Price Risk”.

Part III

Item 17.    Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.     Financial Statements

Please see pages F-1.1 through F-186.

Item 19.     Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association (English translation)
4.1	Shareholders’ Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.*
4.2	Co-investment Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.*
4.3	Merger Plan of Telefónica and Telefónica Móviles dated as of March 29, 2006**
4.4	Framework Agreement between Telefónica and O2 plc dated October 31, 2005, together with the amendment thereto dated November 18, 2005***
4.5	Merger Plan of Telefónica and Terra Networks dated as of February 23, 2005****
4.6	Call Option Agreement, dated November 6, 2007, between Telefónica, S.A. and Telco*****
4.7	Amendment to the Shareholders’ Agreement and Bylaws, dated November 19, 2007 among Telefónica S.A., Generali, Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*****
8.1	Subsidiaries of Telefónica (see note 1 to the consolidated financial statements and Appendix I thereto)
11.1	Code of Ethics (“Telefónica Business Principles”)
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

**	Incorporated by reference to Telefónica’s filing made pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, on March 29, 2006.

***	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

****	Included as Annex A-1 to the joint information statement/prospectus contained in the registration statement on Form F-4 of Telefónica and Terra Networks (registration no. 333-123162).

*****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.

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

Date:  May 19, 2008

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING
THE TELEFÓNICA GROUP

CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) FOR 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The controlling Company’s Directors are responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefónica, S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and recognized income and expense for each of the three years in the period ended December 31, 2007 and our report dated May 13, 2008 expressed an unqualified opinion thereon.

Ernst & Young S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain
May 13, 2008

- F - 1.1 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited the accompanying consolidated balance sheets of Telefónica, S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and recognized income and expense for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 13, 2008 expressed an unqualified opinion thereon.

Ernst & Young S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain
May 13, 2008

- F - 1.2 -

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31
(MILLIONS OF EUROS)

ASSETS	NOTE	2007	2006

A) NON-CURRENT ASSETS		87,395	91,269

Intangible assets	(Note 6)	18,320	20,758
Goodwill	(Note 7)	19,770	21,739
Property, plant and equipment	(Note 8)	32,460	33,887
Investment properties		9	1
Investments in associates	(Note 9)	3,188	959
Non-current financial assets	(Note 13)	5,819	5,224
Deferred tax assets	(Note 17)	7,829	8,701

B) CURRENT ASSETS		18,478	17,713

Inventories		987	1,012
Trade and other receivables	(Note 11)	9,662	9,666
Current financial assets	(Note 13)	1,622	1,680
Tax receivables	(Note 17)	1,010	1,554
Cash and cash equivalents	(Note 13)	5,065	3,792
Non-current assets held for sale		132	9

TOTAL ASSETS (A + B)		105,873	108,982

EQUITY AND LIABILITIES	NOTE	2007	2006

A) EQUITY	(Note 12)	22,855	20,001

Equity attributable to equity holders of the parent		20,125	17,178
Minority interests		2,730	2,823

B) NON-CURRENT LIABILITIES		58,044	62,645

Interest-bearing debt	(Note 13)	46,942	50,676
Trade and other payables	(Note 14)	1,015	982
Deferred tax liabilities	(Note 17)	3,926	4,700
Provisions	(Note 15)	6,161	6,287

C) CURRENT LIABILITIES		24,974	26,336

Interest-bearing debt	(Note 13)	6,986	8,381
Trade and other payables	(Note 14)	14,556	13,953
Current tax payables	(Note 17)	2,157	2,841
Provisions	(Note 15)	1,275	1,161

TOTAL EQUITY AND LIABILITIES (A+B+C)		105,873	108,982

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2007	2006	2005

Revenues from operations	(Note 19)	56,441	52,901	37,383
Other income	(Note 19)	4,264	1,571	1,416
Supplies		(17,907)	(16,629)	(9,999)
Personnel expenses	(Note 19)	(7,893)	(7,622)	(5,532)
Other expenses	(Note 19)	(12,081)	(11,095)	(8,212)
Depreciation and amortization	(Note 19)	(9,436)	(9,704)	(6,693)

OPERATING INCOME		13,388	9,422	8,363

Share of profit (loss) of associates	(Note 9)	140	76	(128)

Finance income		703	1,082	630
Exchange gains		4,645	4,513	4,317
Finance expenses		(3,554)	(3,877)	(2,420)
Exchange losses		(4,638)	(4,452)	(4,155)

Net financial expense	(Note 16)	(2,844)	(2,734)	(1,628)

PROFIT BEFORE TAXES FROM CONTINUING		10,684	6,764	6,607
OPERATIONS

Corporate income tax	(Note 17)	(1,565)	(1,781)	(1,904)

PROFIT FOR THE YEAR FROM CONTINUING		9,119	4,983	4,703
OPERATIONS

Profit after taxes from discontinued operations	(Note 18)	-	1,596	124

PROFIT FOR THE YEAR		9,119	6,579	4,827

Minority interests	(Note 12)	(213)	(346)	(381)

PROFIT FOR THE YEAR ATTRIBUTABLE TO		8,906	6,233	4,446
EQUITY HOLDERS OF THE PARENT

Basic and diluted earnings per share for continuing		1,872	0,973	0,898
operations attributable to equity holders of the parent	(Note 19)
(euros)

Basic and diluted earnings per share attributable to	(Note 19)	1,872	1,304	0,913
equity holders of the parent (euros)

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR
THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2007	2006	2005

Cash flows from operating activities
Cash received from customers		67,129	60,285	44,353
Cash paid to suppliers and employees		(47,024)	(41,475)	(30,532)
Dividends received		124	76	71
Net interest and other financial expenses paid		(3,221)	(2,372)	(1,520)
Taxes paid		(1,457)	(1,100)	(1,233)
Net cash from operating activities	(Note 23)	15,551	15,414	11,139
Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets		198	129	113
Payments on investments in property, plant and equipment and intangible assets		(7,274)	(6,933)	(4,423)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		5,346	2,294	502
Payments on investments in companies, net of cash and cash equivalents acquired		(2,798)	(23,757)	(6,571)
Proceeds on financial investments not included under cash equivalents		14	109	148
Payments made on financial investments not included under cash equivalents		(179)	(220)	(18)
Interest received		74	312	625
Capital grants received		27	14	32
Net cash flows used in investing activities	(Note 23)	(4,592)	(28,052)	(9,592)
Cash flows from financing activities
Dividends paid	(Note 12)	(3,345)	(3,196)	(2,768)
Operations with equity holders		(2,152)	(2,346)	(2,055)
Proceeds on issue of debentures and bonds	(Note 13)	4,209	13,528	875
Proceeds on loans, credits and promissory notes		6,658	30,489	16,534
Cancellation of debentures and bonds	(Note 13)	(1,756)	(1,668)	(3,697)
Repayments of loans, credits and promissory notes		(13,039)	(22,235)	(9,324)
Net cash flow (used in) from financing activities	(Note 23)	(9,425)	14,572	(435)
Effect of foreign exchange rate changes on collections and payments		(261)	(372)	166
Effect of changes in consolidation methods and other non-monetary effects		-	28	10
Net increase in cash and cash equivalents during the year		1,273	1,590	1,288
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,792	2,202	914
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	(Note 13)	5,065	3,792	2,202
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE BALANCE SHEET
BALANCE AT THE BEGINNING OF THE YEAR		3,792	2,202	914
Cash on hand and at banks		2,375	1,555	855
Other cash equivalents		1,417	658	59
Bank overdrafts (1)		-	(11)
BALANCE AT THE END OF THE YEAR	(Note 13)	5,065	3,792	2,202
Cash on hand and at banks		2,820	2,375	1,555
Other cash equivalents		2,245	1,417	658
Bank overdrafts (1)		-	-	(11)

(1) Included under “Interest-bearing debt” under current liabilities on the consolidated balance sheet.

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS
ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2007	2006	2005
Gain (loss) on available-for-sale investments		32	584	(80)
Gain (loss) on hedges		892	10	(126)
Translation differences		(1,375)	(407)	2,577
Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(Note 15)	54	112	-
Share of income (loss) directly recognized in equity of associates		(3)	(153)	(50)
Tax effects of items recognized directly in equity		(296)	(138)	73
Net (loss) income recognized directly in equity		(696)	8	2,394
Profit for the year		9,119	6,579	4,827
Total income and expense recognized in the year	(Note 12)	8,423	6,587	7,221
Attributable to:
Equity holders of the parent	(Note 12)	8,158	6,346	6,397
Minority interests	(Note 12)	265	241	824
		8,423	6,587	7,221
The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONSOLIDATED ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2007

(1)  INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “the Group” or “the Company”) operating mainly in the telecommunications, media and contact center industries.

The parent company of this Group is Telefónica, S.A. (“Telefónica”), incorporated on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix IV lists the main subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, registered offices, equity and results at year end, gross carrying amounts, contribution to reserves of the Consolidated Group and the consolidation method used.

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and combining the wireline and wireless telephony businesses:

-Telefónica Spain

-Telefónica Latin America

-Telefónica Europe

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

A more detailed presentation of the activities by segments carried out by the Group is provided in Note 4.

(2)   BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were prepared from the accounting  records of Telefónica, S.A. and of each of the companies composing the Telefónica Group, which were prepared in conformity with the International Financial  Reporting  Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which do not differ from IFRS as adopted by the European Union, to give a true and fair view of the equity, financial position, results of operations and cash flow generated and used and recognized income and expense in the periods presented. The figures in these consolidated financial statements are expressed in millions of euros unless indicated otherwise. The euro is the Group’s functional currency.

The accompanying consolidated financial statements for the year ended December 31, 2007 were prepared by the Company’s Board of Directors at its meeting on February 27, 2008 and will be submitted for approval at the General Shareholders’ Meeting. The Board expects them to be approved without any modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2007 include in the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognized income and expense and the related notes thereto for the year then ended, the figures for 2006 and 2005.

Comparative information and changes in the consolidation scope

The main changes in the consolidation scope affecting comparability of the consolidated information for 2007 and 2006 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2005) are as follows:

a) Sale of shareholding in Airwave O2, Ltd.

In April 2007, Telefónica O2 Europe, Plc, a wholly owned subsidiary of Telefónica, S.A., sold, through its subsidiary O2 Holdings, Ltd, 100% of the share capital of the UK company, Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date). The sale produced a gain of 1,296 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).

b) Sale of shareholding in Endemol Investment Holding, B.V.

In May 2007, Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a consortium owned by Mediacinco Cartera, S.L., Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P., for 2,629 million euros. The transaction was carried out on July 3, producing a gain of 1,368 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).

c) Acquisition of indirect shareholding in Telecom Italia

On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co-Investment Agreement” and “Shareholders Agreement” which established the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia, S.p.A. through an Italian company, called Telco, S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 to include the Assicurazioni Generali Group companies and the “Shareholders Agreement” was further amended on November 19, 2007.

On October 25, 2007 Telco, S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia, S.p.A. Also on that date, Assicurazioni Generali S.p.A. (together with its group companies Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) and Mediobanca S.p.A. contributed a total share of 5.6% of Telecom Italia S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco S.p.A.

The Telefónica Group accounts for its investment in Telco, S.p.A. using the equity method.

On December 10, 2007, an agreement was reached to takeover and merge Olimpia S.p.A. into Telco S.p.A., making Telco S.p.A.’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.

The “Shareholders Agreement” signed on April 28, 2007 contained a general clause whereby both Telefónica, at the shareholders meetings of Telco S.p.A. and Telecom Italia S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing with issues regarding the operations of telecommunications services by companies controlled by Telecom Italia S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.

Therefore, as indicated above, on November 19, 2007 the partners expanded on and detailed the Shareholders Agreement, as well as the bylaws of Telco S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator (Agência Nacional de Telecomunicações, "ANATEL"), as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s "Ato" no. 68,276 dated October 31, 2007.

Pursuant to clause 8.5(a) of the “Shareholders Agreement”, on November 6, 2007 Telco, S.p.A. and Telefónica entered into a “Call Option Agreement” giving Telefónica the option to buy shares of Telecom Italia, S.p.A. in the event Telco S.p.A adopted a resolution to sell or pledge shares of Telecom Italia, S.p.A (or rights related to its shares, such as voting rights) by simply majority and Telefónica were the "dissenting party", under the terms of the “Shareholders Agreement”.

d) Acquisition of O2

On January 23, 2006, Telefónica, S.A. stated that it had complied with all the requirements of the full takeover offer for O2 plc made on November 21, 2005, finalizing the acquisition of 100% of the company’s shares.

The acquisition of the O2 Group cost 26,135 million euros (17,887 million pounds sterling) (see Note 5). The Telefónica Group includes the O2 Group in the consolidation scope using the full consolidation method from January 31, 2006.

e) Merger with Telefónica Móviles, S.A.

On July 29, 2006, Telefónica, S.A. took over and merged Telefónica Móviles, S.A., with the dissolution of Telefónica Móviles, S.A. and the block transfer of all its equity to Telefónica, S.A. To cover the share exchange, Telefónica delivered 244,344,012 of its treasury shares to the shareholders of Telefónica Móviles, S.A., representing approximately 7.08% of its share capital at that date (see Note 5).

f) Colombia de Telecomunicaciones, S.A. (Coltel)

In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia Telecom, S.A. ESP in public tender for 289 million euros (see Note 5). The Telefónica Group consolidates this company using the full consolidation method.

g) Sale of Telefónica Publicidad e Información, S.A. (TPI)

In July 2006, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of the share capital, for a total amount of 1,838 million euros (see Note 18). The gain on the disposal, which amounted to 1,563 million euros, and the results contributed by the TPI Group through June 30, 2006 are recognized under “Profit after taxes from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, to make the historical information comparable, the Telefónica Group’s 2005 financial statements were restated to present the results of the TPI Group under the same heading (see Note 18).

Comparability of information due to changes in the definition of segments in 2006

As agreed at the Board of Directors’ Meeting held July 26, 2006, the Telefónica Group has modified the segment reporting with respect to the 2005 annual accounts, adapting it to the new regional management model (see Note 4).

(3)  VALUATION CRITERIA

The main valuation methods used in preparing the accompanying consolidated financial statements are as follows:

a) Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:

1. Capital and reserves, which were translated at historical exchange rates.

2. Income statements, which were translated at the average exchange rates for the year.

3. Cash flow statements, which were translated at the average exchange rate for the year.

Goodwill and balance sheet items remeasured to fair value when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the year-end exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated balance sheets, net of the portion of said differences attributable to minority interests, which is shown under “Equity - Minority interests.” When a foreign operation is sold, totally or partially, or contributions are reimbursed, cumulative translation differences since January 1, 2004 -the IFRS transition date- recognized in equity are taken proportionally to the income statement as a gain or loss on the disposal.

b) Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are included in  the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of foreign currency investments in investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intragroup loans considered part of investment in the foreign operation, which are recorded under “Translation differences” in the consolidated balance sheet.

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

In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated balance sheets include goodwill, net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities acquired.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined based on  the recoverable amount of the cash-generating unit (or group of cash generating units) to which the goodwill is allocated when it arises. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

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

The Company’s management reassesses the indefinite useful life classification of these assets each year.

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

Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, whether it will be available for internal use or sale, its intention to complete and its ability to use or sell the asset and how the asset will generate future economic benefits.

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

Administrative concessions

These relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from the moment commercial exploitation commences.

Customer base

This represents the allocation of acquisition costs attributable to customers acquired in business combinations. Amortization is recognized on a straight-line basis over the estimated period of the customer relationship.

Industrial property and software

These items are stated at cost and are amortized on a straight-line basis over their useful life, generally estimated at three years.

e) Property, plant and equipment

Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Internal expenditures capitalized” and “Other income.” Cost includes, where appropriate, the estimate of decommissioning, withdrawal and site reconditioning costs when they correspond to obligations arising as a result of the use of the related assets.

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

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount at each year end, whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient revenues to cover all the costs and expenses. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

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

Assets’ estimated residual values and methods and  depreciation periods are reviewed, and adjusted prospectively at each financial year end, if necessary.

f)  Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are evaluated at each balance sheet date for indications of impairment losses. Wherever such indications exist, or for assets requiring annual impairment testing, the Company estimates the asset’s recoverable value as the higher of fair value less costs to sell or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset. An asset is considered to be impaired when its recoverable amount is less than its carrying amount. In this case, the carrying amount is written down to the recoverable amount and the resulting loss is taken to the income statement. Future depreciation charges are adjusted for the new carrying amount for the asset’s remaining useful life. The Company carries out asset impairment tests on an individual asset basis, except when the cash flows generated by the assets are not independent of those from other assets (cash-generating units).

The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.

Pre-tax discount rates adjusted for country and business risks are applied. The Company used the following rates in 2007 and 2006:

Rates	2007	2006
Businesses in Spain	7.0%-11.3%	7.0%-10.6%
Businesses in Latin America	8.1%-18.6%	7.7%-17.6%
Businesses in Europe	7.7%-8.1%	7.2%-9.1%

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of recoverable amount is made. A previously recognized impairment loss is only reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. This revised amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

g) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group to the use of the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the life of the lease.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income over the lease term.

h) Investments in associates

The Telefónica Group’s investments in companies in which it has significant influence (either through a presence on the Board of Directors or through agreements with shareholders), but which are neither a subsidiary nor a joint venture, are accounted for using the equity method. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its equity.

i) Financial assets and liabilities

Financial assets

All typical way purchases and sales of financial assets are recognized on the balance sheet on the trade date, which is the date that the Group commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Where appropriate, the Group re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category “financial assets at fair value through profit or loss” and presented as current assets. All derivatives fall under this category, unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy have been designed based on their fair value. Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses taken to the income statement.

Financial assets with a fixed maturity that the Company has the positive intention and ability (legal and financial) to hold until then are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement. Financial assets falling into this category are carried at amortized cost using the effective interest rate method, with gains and losses recognized in the income statement at settlement or upon impairment, as well as due to scheduled amortization.

Financial assets which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These instruments are recorded as “Non-current assets” unless it is probable and feasible that they will be sold within 12 months. Available-for-sale investments are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity until the asset is derecognized or is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is taken to the income statement. Dividends from available-for-sale shareholdings are taken to the income statement once the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:

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

Financial instruments are subject to impairment testing at each balance sheet date. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future losses that have not been incurred), discounted at the financial asset’s original effective interest rate. If there is objective evidence that an available-for-sale financial instrument is impaired, an amount comprising the difference between its cost (net of any principal payments and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement.

Financial assets are only fully or partially derecognized where:

1. The rights to receive cash flows from the asset have expired;

2.  The Company has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.  The Company has transferred its rights to receive cash flows from the asset to a third party, transferring substantially all the risks and rewards of the asset.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the consolidated cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Preferred stock

Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principal repayment or dividend payment, whereas it is recorded as a financial liability on the balance sheet whenever the Telefónica Group does not have the right to avoid cash payments.

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

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are recorded as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as instruments hedging long-term items are recorded as non-current assets when fair value is positive and liabilities when fair value is negative.

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

2.    Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.     Hedges of net investment in a foreign operation.

A hedge of a foreign currency risk of a firm commitment is accounted for as either a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is recognized immediately in income. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a way similar to cash flow hedges.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet are not strictly IFRS compliant for hedge accounting. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, following the general rule, gains or losses resulting from changes in the fair value of derivatives are recognized directly in to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. This documentation includes identification of the hedge instrument, the hedged asset, liability or transaction and the nature of the risk hedged. In addition, it states the manner in which hedge effectiveness, i.e. the extent to which the hedge instrument offsets any changes in the underlying hedged item’s fair value or cash flows that can be attributed to the risk hedged, is measured. Its effectiveness is measured, prospectively and retroactively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to profit and loss.

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

Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on the inventory’s age and turnover.

k) Treasury shares

Treasury shares are stated at cost and as a reduction to equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

l) Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined benefit pensions are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses are recognized immediately in equity.

For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are taken to the income statement as accrued.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a realiable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recorded as an interest expense.

m) Share-based payments

The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are settled in cash or shares, at the option of the beneficiary, while others are settled via the delivery of shares.

In accordance with the transition to IFRS, share-based payment schemes granted prior to November 7, 2002 are measured in accordance with the criteria applied before the application of IFRS 2, consisting of recording a provision evenly throughout the duration of the plan based on the best estimate of the net future expenditure required to settle the obligation in accordance with its terms and conditions.

The following criteria are applied to share-based payment schemes granted after November 7, 2002:

Option plans that can be cash-settled or equity-settled at the option of the employee are recognized at the fair value on the grant date and divided into the liability and equity components of the compound instrument granted. Considering the terms and conditions of the share option plan, the fair value of each component is the same and, accordingly, the accounting treatment of plans of this nature is that established for cash-settled transactions. In these, the total cost of the rights granted is expensed over the vesting period with recognition of a corresponding liability. The total cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Company reviews its estimate of fair value and the number of options it expects to be exercised, remeasuring the liability, with any changes in fair value recognized in profit or loss.

For equity-settled share option plans, fair value at the grant date is measured using a binomial model or benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to be exercised, with a corresponding adjustment to equity.

n) Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, if any.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the balance sheet date.

Deferred taxes are calculated based on balance sheet analysis of the temporary differences generated as a result of the difference between the tax bases of the assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to differences between the tax basis and carrying amounts of plant, property and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the balance sheet date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and the necessary adjustments are made if there is uncertainty as to their recoverability. In addition, at each balance sheet date deferred tax assets not previously recognized are reviewed to determine whether they should be recognized to the extent that future taxable profit will allow the deferred tax asset to be recovered.

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

o) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis;  i.e. at the moment the delivery of goods or services represented by them has occurred, regardless of when actual payment or collection occurs.

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services, value-added services (e.g. text messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) include an initial call establishment fee plus a rate per call, which varies depending on call length, distance and type of service. Both wireline and wireless traffic are recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the liability side of the balance sheet. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Regular fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are rendered.

Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is deducted from revenue until the points are exchanged and recognized as net sales or services based on the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”

Bundle packages, which include different elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the different identificable components and apply the corresponding revenue recognition policy to each component. Total package revenue is split among the identified components based on their respective fair values (i.e. the fair value of each component relative to the total fair value of the package).

As the non refundable connection fees may not be separated as identified components of this type of package, any amount received from the customer for this concept is assigned to the other components delivered. However, amounts that are contingent upon delivery of other components that have not been delivered may not be assigned to the other components delivered.

All expenses related to bundled promotional packages are taken to the income statement as incurred.

p) Use of estimates

The main assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment on the carrying amounts of assets and liabilities within the the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the corresponding loss is taken to the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income tax

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred taxes, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

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

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and the amount of the liability can be measured reliably. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the balance sheet date, including the advice of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is split among the identified components based on their respective fair values.

Determining fair values for each identified component requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the components and income in future years.

q) Consolidation methods

The consolidation methods applied are as follows:

−	Full consolidation for companies over which the Company has control, either by exercising effective control or by virtue of agreements with the other shareholders.

−
Proportionate consolidation for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated line by line into the consolidated financial statements.

−	Equity consolidation for companies in which there is significant influence, but not control or joint control with third parties.

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

The consolidated income statement and consolidated cash flow statement include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding is sold or the company is liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.

Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.

The value of the share of minority interests in the equity and results of the fully consolidated subsidiaries is presented under "Minority interests" on the consolidated balance sheet and income statement, respectively.

r) Acquisitions and disposals of minority interests

Acquisitions of minority interests

The Telefónica Group treats increases equity investments in companies already controlled by the Group via purchases from minority shareholders by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill.

Disposals of investments in subsidiaries without relinquishing control

In transactions involving the sale of investments in subsidiaries in which the Group retains control, the Telefónica Group applies a consistent treatment to that described for acquisitions of investments from minority interests. This consists of derecognizing the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price is recognized as a gain or loss in the income statement.

Commitments to acquire minority interests (put options)

Put options granted to minority shareholders of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from minority interests on the balance sheet. Where the exercise price exceeds the balance of minority interests, the difference is recognized as an increase in the goodwill of the subsidiary. At each balance sheet date, the difference is adjusted based on the exercise price of the options and the carrying amount of the minority interests.

s)  New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)

The following IFRS and IFRIC interpretations published have been adopted, with effective dates for the year ended December 31, 2007:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 7	Financial Instruments: Disclosures	January 1, 2007
IFRS 8	Operating Segments	January 1, 2009
Amendment to IAS 1	Presentation of Financial Statements – Capital Disclosures	January 1, 2007
Guidance for amended IFRS 4		January 1, 2007

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	March 1, 2006
IFRIC 8	Scope of IFRS 2 Sharebased payment	May 1, 2006
IFRIC 9	Reassessment of Embedded Derivatives	June 1, 2006
IFRIC 10	Interim Financial Reporting and Impairment	November 1, 2006

The Company has opted for the early adoption of IFRS 8 Operating Segments. The adoption of these standards, amendments and interpretations has not had a significant impact on the Company’s financial position or its consolidated results in the initial period of application, although it has entailed new disclosures in the accompanying consolidated financial statements.

At the date of preparation of the consolidated financial statements, the following IFRS and IFRIC interpretations have been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendment to IAS 23	Borrowing Costs	January 1, 2009 (*)
Amendment to IAS 1	Revised presentation of Financial Statements	January 1, 2009
Amendments to IAS 32 and IAS 1	Puttable instruments and Obligations Arising on Liquidation	January 1, 2009
Revised IFRS 3	Business Combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Amendment to IFRS 2	Share-based Payment - Vesting Conditions and Cancellations.	January 1, 2009

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 11	Group and Treasury Share Transactions	March 1, 2007
IFRIC 12	Service Concession Arrangements	January 1, 2008
IFRIC 13	Customer Loyalty Programs	July 1, 2008
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	January 1, 2008
(*) Borrowing costs related to qualifying assets as of January 1, 2009.

The Group estimates that the application of the aforementioned standards, amendments and interpretations will not have a significant impact on its consolidated financial statements.

(4)  SEGMENTED REPORTING

At its meeting of July 26, 2006, the Board of Directors of Telefónica agreed to restructure the Company’s management to adapt to a new regional, integrated management model.

Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.

This vision prompted the Group to create three large business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.

Telefónica Spain oversees the wireline and wireless telephony, broadband, Internet, data, broadband TV, valued added services activities and their development in Spain.

Telefónica Latin America oversees the same businesses in Latin America.

Telefónica Europe oversees the wireline, wireless, broadband, value added services and data businesses in the U.K., Germany, the Isle of Man, Ireland, the Czech Republic and the Republic of Slovakia.

The Telefónica Group is also involved in media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and inter-group eliminations” together with the consolidation adjustments.

The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment.

The Telefónica Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses breakdown by reportable segments.

Inter-segment transactions are carried out at arm’s length prices.

Key information for these segments is as follows:

	2007
		Telefónica		Other &
	Telefónica	Latin	Telefónica	inter-group
Millions of euros	Spain	America	Europe	eliminations		Total
External sales	20,423	19,901	14,417	1,700		56,441
Inter-segment sales	260	177	41	(478)		-
Other operating income and expenses	(11,235)	(12,957)	(9,481)	56	(**)	(33,617)
OIBDA (*)	9,448	7,121	4,977	1,278		22,824
Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)		(9,436)
OPERATING INCOME	7,067	3,562	1,591	1,168		13,388
INVESTMENT IN PP&E	2,381	3,343	2,125	178		8,027
INVESTMENT IN ASSOCIATES	95	70	-	3,023		3,188
NON-CURRENT ASSETS	14,451	23,215	31,658	1,226		70,550
TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)		105,873
TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584		83,018

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.

(**)	“Other operating income and expenses” for the “Other & inter-group eliminations” segment includes the 1,368 million euro gain on the sale of Endemol (see Note 2).

	2006
				Other &
	Telefónica	Telefónica	Telefónica	inter-group	Total
Millions of euros	Spain	Latin America	Europe	eliminations
External sales	19,565	17,932	13,124	2,280	52,901
Inter-segment sales	186	156	35	(377)	-
Other operating income and expenses	(11,104)	(11,517)	(9,451)	(1,703)	(33,775)
OIBDA (*)	8,647	6,571	3,708	200	19,126
Depreciation and amortization	(2,533)	(3,671)	(3,399)	(101)	(9,704)
OPERATING INCOME	6,114	2,900	309	99	9,422
INVESTMENT IN PP&E	2,304	2,811	2,552	343	8,010
INVESTMENT IN ASSOCIATES	57	20	-	882	959
NON-CURRENT ASSETS	14,664	23,373	35,889	2,459	76,384
TOTAL ALLOCATED ASSETS	30,790	37,705	41,651	(1,164)	108,982
TOTAL ALLOCATED LIABILITIES	20,855	23,674	10,021	34,431	88,981

(*) For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.

		2005
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other & inter-group eliminations	Total
External sales	18,936	15,256	1,308	1,883	37,383
Inter-segment sales	169	133	8	(310)	-
Other operating income and expenses	(10,235)	(9,876)	(819)	(1,397)	(22,327)
OIBDA (*)	8,870	5,513	497	176	15,056
Depreciation and amortization	(2,804)	(3,461)	(364)	(64)	(6,693)
OPERATING INCOME	6,066	2,052	133	112	8,363
INVESTMENT IN PP&E	2,134	2,664	145	525	5,468
INVESTMENT IN ASSOCIATES	48	26	-	1,590	1,664
NON-CURRENT ASSETS	11,771	24,333	6,439	2,236	44,780
TOTAL ALLOCATED ASSETS	28,969	37,714	6,993	(502)	73,174
TOTAL ALLOCATED LIABILITIES	22,337	23,088	1,511	10,080	57,016

(*) For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.

The breakdown of external sales by the main countries in which the Group operates is as follows:

	Millions of euros
Country	2007	2006	2005
Telefónica Spain	20,423	19,565	18,936
Brazil	7,855	7,412	6,691
Argentina	2,249	2,149	1,843
Venezuela	2,391	2,040	1,439
Chile	1,799	1,711	1,528
Peru	1,496	1,414	1,287
Colombia	1,564	1,178	769
Mexico	1,439	999	801
Remainder of Telefónica Latin America segment	1,108	1,029	898
Telefónica Latin America	19,901	17,932	15,256
UK	7,665	6,720	-
Germany	3,509	3,310	-
Ireland	966	870	-
Czech Republic	2,233	2,130	1,308
Remainder of Telefónica Europe segment	44	94	-
Telefónica Europe	14,417	13,124	1,308
Other & inter-group eliminations	1,700	2,280	1,883
Total external sales	56,441	52,901	37,383

The breakdown of services rendered by the main countries where the Group operates is as follows:

	2007		2006		2005
Millions of euros	Wireline	Wireless	Wireline	Wireless	Wireline	Wireless
SPAIN	10,908	8,755	10,603	8,276	10,500	7,857
BRAZIL	5,537	2,079	5,490	1,710	4,902	1,600
ARGENTINA	906	1,341	895	1,252	837	1,005
VENEZUELA	-	2,390	-	2,040	-	1,438
CHILE	930	860	964	717	919	580
PERU	964	529	1,046	364	1,016	268
COLOMBIA	704	858	400	775	19	749
MÉXICO	-	1,421	-	980	-	771
UK	-	7,665	-	6,721	-	-
GERMANY	-	3,509	-	3,310	-	273
CZECH REPUBLIC	1,082	1,194	1,072	1,090	540	495
IRELAND	-	966	-	870	-	-

(5) BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTERESTS

Business combinations:

No significant acquisitions were carried out in 2007. Changes to the consolidation scope in the year are included in Appendix I.

The main business combinations carried out in 2006 were the following:

a) Acquisition of O2

As indicated in Note 2, from February 1, 2006, the Telefónica Group has included the financial statements of O2 plc following the acquisition which began in 2005 and was completed on January 23, 2006. O2 plc mainly engages in the provision of wireless telephony services in the U.K., Germany and Ireland.

In 2006, the purchase price was allocated to the assets acquired and the liabilities and contingent liabilities assumed. These amounts were determined using generally accepted measurement methods for each type of asset and/or liability based on the best information available.

The methods and assumptions used to determine the fair values were the following:

Licenses

The fair value was determined using the Greenfield method, which consists of measuring an asset based on the valuation of a hypothetical newly created company that starts its business with no assets except the asset being measured. Since the hypothetical company has no other assets, the value of the license must equal enterprise value.

A combined business plan is drawn up considering the licenses available, as the net cash flows from each of its businesses cannot be determined individually for each license.

This conclusion is based on the following assumptions, on the customer’s indiscriminate use of the various networks without receiving itemized bills for the use of each, no differentiation is made between voice revenues, innovations gradually reduce the technological separation between the different licenses and the same infrastructure is used and a managed and evaluated operation is considered an integrated operation.

Customer base

The customer base was measured using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the present value of future cash flows of the future economic benefits attributable to the customer base. To estimate the remaining useful life of the customer base, the life of the customer relationship was analyzed using a churn method based on actuarial techniques.

The aim of the analysis of lives was to estimate a survival curve that predicted future churn rates related to the current customer base. A typical analysis begins with determining a partial trend curve based on a historical study of customer retention data. These curves were compared to studies of standard complete survival curves obtained from in-depth studies of trends. The comparison allows us to determine which of the standard trends more closely resembles our customer base and then to assign it a remaining useful life.

Trademark

The fair value of the trademark was measured according to the “relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property. In this respect, the owner of the trademark obtains a benefit for owning the intangible asset, rather than having to pay royalties for its use. The royalties saved are determined by applying a market royalty rate (expressed as a percentage of income) to the future expected revenues from the sale of the product or service related to the intangible asset. The market royalty rate, normally expressed as a percentage of net income, is the rate a knowledgeable, willing owner would charge a knowledgeable, willing user for use of the asset in an arm’s length transaction.

Property, plant and equipment

These assets were measured using the depreciated replacement cost method, which measures the asset by the sum of the costs necessary to replace the asset. The estimate of the replacement cost is based on the price of the asset, including its installation.

This process led to the identification of the fair values of the acquired companies’ assets and liabilities.

The carrying amounts, fair values, goodwill and acquisition prices of the assets and liabilities acquired in this process at the acquisition date were the following:

Millions of euros	O2 plc Group
	Carrying
	amount	Fair value
Intangible assets	6,320	14,463
Goodwill	4,691	N/A
Property, plant and equipment	6,003	5,743
Other non-current assets	1	825
Other current assets	3,615	3,615

Financial liabilities	(2,101)	(2,170)
Deferred tax liabilities	(29)	(2,466)
Other liabilities and current liabilities	(3,191)	(3,191)
Net asset value	15,309	16,819
Acquisition cost		26,135
Goodwill (Note 7)		9,316

The impact of this acquisition on cash and cash equivalents in 2006 was the following:

Millions of euros	O2 plc Group
Cash and cash equivalents of the companies acquired	1,316
Cash paid in the acquisition plus related costs	26,135
Total net cash outflow	24,819

24,869 million euros of the acquisition cost of the O2 Group were paid in 2006 and the remainder had been paid in 2005.

b) Acquisition of Colombia de Telecomunicaciones, S.A., ESP

In addition, the Company acquired 50% plus one share of Colombian wireline operator Colombia de Telecomunicaciones, S.A. in April 2006 and signed a commitment to acquire the remaining shares, carrying out the purchase price allocation.

	Colombia de
Millions of euros	Telecomunicaciones, S.A., ESP
	Carrying	Fair value
	amount
Intangible assets	155	160
Property, plant and equipment	880	880
Other non-current assets	485	485
Other current assets	588	588

Financial liabilities	(1,881)	(1,881)
Deferred tax liabilities	343	343
Other liabilities and current liabilities	(757)	(757)
Net asset value	(187)	(182)
Commitment to acquire minority interests (see
Note 21)		(289)
Acquisition cost		289
Goodwill (Note 7)		760

The impact of this acquisition on cash and cash equivalents in 2006 was the following:

Millions of euros	Colombia de Telecomunicaciones, S.A., ESP
Cash and cash equivalents of the	328
companies acquired
Cash paid in the acquisition plus	289
related costs
Total net cash outflow	(39)

The contributions to operating income by the O2 plc Group and Colombia de Telecomunicaciones, S.A., ESP in 2006 from the date of acquisition were 73 and 100 million euros, respectively.

Pro-forma data for 2006 assuming these acquisitions had taken place at the beginning of the year is as follows:

Unaudited	Millions of euros
Revenue	53,819
Profit for the year	6,346
Basic earnings per share	1.33

The unallocated portion after the purchase price allocations in the transactions described above was recognized as goodwill in the accompanying consolidated balance sheet and relates to the economic benefits the acquired company is expected to generate in the future, in addition to other non-identifiable elements, such as workforce, geographic expansion and potential synergies arising from the merger of its operations with those of the Group.

Acquisitions of minority interests:

In 2007, the put option held by companies of the Banco Bilbao Vizcaya Argentaria, S.A. group (BBVA) on 8.65% of Atento, N.V. was exercised. The value of the stake was determined to be 70 million euros. Following this acquisition, Telefónica owns 100% of Atento N.V.

In addition, pursuant to the terms of this contract, the price may be adjusted if prior to April 1, 2008:

(a)   the shares of Atento N.V. were admitted to trading, in which case the share price of Atento N.V. would be adjusted (i) to the price per share of Atento N.V. for institutional investors in the public offering and/or subscription for the admission to trading, or (ii) the value allocated to the shares for their admission to trading in the securities markets,

(b)   there is a filing of a significant event, prior communication or prospectus of public offering or subscription in relating to the admission to trading of the shares on the securities markets, in which case the price will be adjusted to the prices, once set, referred to in (a) above, or,

(c)   the shares are transferred to a third party, in which case the price of the purchase-sale agreement will be adjusted to price per share of this transfer.

The amount resulting from the price adjustment will be paid to Telefónica or BBVA as appropriate.

The merger between Telefónica, S.A. and Telefónica Móviles, S.A. was completed in July 2006. The transaction resulted in the acquisition of 7.08% of Telefónica Móviles, SA. held by minority interests (see Note 2).

The difference between the company’s equity and the market value used to determine the exchange ratio was 2,998 million euros and was recognized in “Goodwill” in the accompanying consolidated balance sheet (Note 7).

(6) INTANGIBLE ASSETS

The breakdown and movements in “Intangible assets” in 2007 and 2006 is the following:

				Millions of euros
	Balance at 12/31/06	Additions	Disposals	Transfers	Translation differences	Inclusion of companies	Exclusion of companies	Balance at 12/31/07
Cost:
Development costs	1,430	117	-	(23)	(3)	-	-	1,521
Administrative concessions	12,733	112	(3)	8	(281)	134	-	12,703
Industrial property and software	7,333	856	(89)	70	40	3	(1)	8,212
Customer base	6,195	-	-	232	(202)	34	(639)	5,620
Other intangible assets	2,734	250	(10)	(233)	(124)	-	(38)	2,579
Total gross intangible assets	30,425	1,335	(102)	54	(570)	171	(678)	30,635
Accumulated amortization:
Development costs	1,330	74	-	(60)	-	-	-	1,344
Administrative concessions	2,285	776	-	17	(45)	-	-	3,033
Industrial property and software	4,621	1,204	(78)	(36)	37	-	(1)	5,747
Customer base	973	644	-	(29)	(59)	-	(62)	1,467
Other intangible assets	455	241	(8)	79	(26)	-	(21)	720
Total accumulated amortization	9,664	2,939	(86)	(29)	(93)	-	(84)	12,311
Provisions for impairment	3	-	-	1	-	-	-	4
Net intangible assets	20,758	(1,604)	(16)	82	(477)	171	(594)	18,320

				Millions of euros
	Balance at				Translation	Inclusion of	Exclusion of	Balance at
	12/31/05	Additions	Disposals	Transfers	differences	companies	companies	12/31/06
Cost:
Development costs	1,338	96	-	(1)	(3)	-	-	1,430
Administrative concessions	6,027	18	(82)	90	(236)	6,919	(3)	12,733
Industrial property and software	5,620	846	(168)	421	(104)	828	(110)	7,333
Customer base	1,533	-	-	-	71	4,591	-	6,195
Other intangible assets	399	272	(39)	(333)	100	2,340	(5)	2,734
Total gross intangible assets	14,917	1,232	(289)	177	(172)	14,678	(118)	30,425
Accumulated amortization:
Development costs	1,257	73	-	-	-	-	-	1,330
Administrative concessions	1,686	731	(80)	(4)	(45)	-	(3)	2,285
Industrial property and software	3,742	1,186	(158)	3	(78)	-	(74)	4,621
Customer base	307	695	-	-	(29)	-	-	973
Other intangible assets	43	393	(38)	(4)	66	-	(5)	455
Total accumulated amortization	7,035	3,078	(276)	(5)	(86)	-	(82)	9,664
Provisions for impairment	5	-	(2)	-	-	-	-	3
Net intangible assets	7,877	(1,846)	(11)	182	(86)	14,678	(36)	20,758

In “Additions," the main additions in both 2007 and 2006 relate to investments in software.

“Exclusion of companies” in 2007 consists of the disposal of Airwave and Endemol, for net amounts of 577 million euros and 17 million euros, respectively.

The principal changes in 2006 correspond to the inclusions of the O2 Group and Colombia de Telecomunicaciones, S.A., ESP in the consolidation scope, which led to increases in the cost of the assets of 14,463 million and 160 million euros, respectively (see Note 5).

“Exclusions of companies” in 2006 includes the disposal of the TPI Group for 118 million euros of intangible assets and 82 million euros of accumulated amortization.

At December 31, 2007 and 2006, the Company carried intangible assets with indefinite useful lives of 242 and 125 million euros, respectively, related primarily to licenses to operate wireless telecommunications services in Argentina, and of 108 and 134 million euros, respectively, for licenses to use MMDS technology in Brazil.

Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no impairment recognized in the consolidated financial statements for 2007 or 2006 as a result of these impairment tests.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Amortization charges in 2007 and 2006 amounted to 2,939 million and 3,078 million euros, respectively, of which 10 million euros in 2006 correspond to discontinued operations.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,645 and 1,739 million euros at December 31, 2007 and 2006 (1,330 and 1,579 million euros net of the related accumulated amortization).

(7) GOODWILL

The movement in this heading assigned to each Group segment was the following:

		Millions of euros
2007	Balance at 12/31/06	Acquisitions	Disposals	Translation differences and other	Balance at 12/31/07
Telefónica Spain	3,234	-	(2)	1	3,233
Telefónica Latin America	5,618	196	-	(290)	5,524
Telefónica Europe	11,469	-	(136)	(503)	10,830
Other	1,418	-	(1,250)	15	183
Total	21,739	196	(1,388)	(777)	19,770

		Millions of euros
				Translation
	Balance at			differences and	Balance at
2006	12/31/05	Acquisitions	Disposals	other	12/31/06
Telefónica Spain	215	3,019	-	-	3,234
Telefónica Latin America	5,525	779	(2)	(684)	5,618
Telefónica Europe	1,836	9,430	-	203	11,469
Other	1,334	143	(67)	8	1,418
Total	8,910	13,371	(69)	(473)	21,739

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”

Impairment tests carried out by the Directors in 2007 and 2006 did not uncover the need to make any material write-downs to goodwill as recoverable value was higher than carrying amount in all cases at year end.

2007

The main disposals of goodwill relate to the disposals of holdings during the year in Airwave O2, Ltd. and Endemol Investment Holding, B.V. (see Note 2), for 129 million and 1,244 million euros, respectively. Increases in the year mainly related to the acquisition of Brazilian company Navy Tree Participaçoes, S.A., which gave rise to 182 million euros of goodwill (see Appendix I).

2006

In 2006, the additions to  goodwill related to the acquision of  the following companies:

Millions
of euros
O2 plc Group (Note 5)	9,316
Telefónica Móviles Group (Note 5)	2,998
Colombia de Telecomunicaciones, S.A. (Note 5)	760
Other	297
Total	13,371

(8) PROPERTY, PLANT AND EQUIPMENT

The breakdown and movement in “Property, plant and equipment” and accumulated depreciation in 2007 and 2006 was the following:

				Millions of euros
	Balance at 12/31/06	Additions	Disposals	Inclusion of companies	Exclusion of companies	Translation differences	Transfers	Balance at 12/31/07
Cost:
Land and buildings	10,961	183	(235)	-	(42)	(29)	551	11,389
Plant and machinery	73,251	2,483	(3,045)	66	(1,119)	(66)	2,514	74,084
Furniture, tools and other	4,345	470	(139)	1	(65)	(76)	241	4,777
Total PP&E in service	88,557	3,136	(3,419)	67	(1,226)	(171)	3,306	90,250
Construction in progress	2,517	3,245	(13)	6	(348)	(94)	(3,038)	2,275
Advance payments on PP&E	15	18	-	-	-	(2)	(16)	15
Installation materials	345	293	(16)	-	-	(13)	(235)	374
Gross PP&E	91,434	6,692	(3,448)	73	(1,574)	(280)	17	92,914
Accumulated depreciation:
Buildings	3,635	557	(134)	-	(22)	(5)	47	4,078
Plant and machinery	51,171	5,264	(2,945)	-	(409)	134	(29)	53,186
Furniture, tools and other	2,581	676	(120)	-	(46)	(37)	(55)	2,999
Total accumulated depreciation	57,387	6,497	(3,199)	-	(477)	92	(37)	60,263
Provisions for impairment	160	18	(27)	2	-	3	35	191
Net PP&E	33,887	177	(222)	71	(1,097)	(375)	19	32,460

				Millions of euros
	Balance at 12/31/05	Additions	Disposals	Inclusion of companies	Exclusion of companies	Translation differences	Transfers	Balance at 12/31/06
Cost:
Land and buildings	9,392	153	(39)	395	(35)	(132)	1,227	10,961
Plant and machinery	67,284	2,506	(1,431)	5,208	(1)	(2,064)	1,749	73,251
Furniture, tools and other	3,564	593	(179)	422	(56)	(173)	174	4,345
Total PP&E in service	80,240	3,252	(1,649)	6,025	(92)	(2,369)	3,150	88,557
Construction in progress	1,676	3,208	(16)	750	-	(80)	(3,021)	2,517
Advance payments on PP&E	18	7	-	-	-	-	(10)	15
Installation materials	310	311	(27)	-	-	(11)	(238)	345
Gross PP&E	82,244	6,778	(1,692)	6,775	(92)	(2,460)	(119)	91,434
Accumulated depreciation:
Buildings	2,928	527	(16)	-	(17)	(96)	309	3,635
Plant and machinery	48,793	5,537	(1,342)	-	(1)	(1,472)	(344)	51,171
Furniture, tools and other	2,419	575	(159)	-	(42)	(137)	(75)	2,581
Total accumulated depreciation	54,140	6,639	(1,517)	-	(60)	(1,705)	(110)	57,387
Provisions for impairment	111	83	(32)	-	-	(3)	1	160
Net PP&E	27,993	56	(143)	6,775	(32)	(752)	(10)	33,887
“Exclusion of companies” in 2007 mainly consists of the disposals of Airwave O2, Plc and the Endemol Group for gross amounts of 1,432 and 141 million euros, respectively (1,047 and 50 million euros, respectively, of assets net of depreciation).

“Inclusion of companies” in 2006 mainly consists of the acquisitions of the O2, Plc Group and Colombia de Telecomunicaciones, S.A., ESP in the consolidation scope for 5,743 million and 880 million euros, respectively (see Note 5).

“Exclusion of companies” in 2006 consists of the disposals of the TPI Group, for a gross amount of 92 million euros, and the accumulated depreciation of 60 million euros at the disposal date.

Among the main investments in 2007 and 2006 were additions by Telefónica de España of 2,381 and 2,304 million euros, respectively. The investments were mostly to develop ADSL, enabling Telefónica de España to post a 22.1% increase in gross ADSL adds, ending the year with 4.5 million end users (compared to 3.7 million at the end of 2006) offering also to users in 2007 an increase in user speeds from 1 Mbps to 3 Mbps. Also worth highlighting in 2007 was Telefónica de España’s continued work on its network transformation to adapt existing loops to FTTx (fiber optic) technology in order to enhance coverage of new services. Now, more than 12% of its loops can handle speeds of over 25 Mbps. Meanwhile, Telefónica Móviles España invested heavily in its UMTS network, raising its 3G coverage rate to 72% of the population by the end of the year.

Other additions in 2007 and 2006 include large investments in Latin America (3,343 and 2,811 million euros, respectively). In the wireless business, highlights include investment to improve and roll out the GSM neworks, mainly in Brazil, Venezuela and Mexico. Investments in the wireline business went mainly to television in Brazil and, above all, Chile, as well as to network transformation to offer higher broadband in Brazil and Colombia.

“Translation differences” reflect the impact of exchange rate movements on opening balances. The effect of exchange rates on movements in the year is included in the appropriate column for each movement.

Depreciation in 2007 and 2006 based on the estimated useful lives of the assets (see Note 3.e) totaled 6,497 and 6,639 million euros, respectively, of which 3 million euros in 2006 corresponded to assets related to discontinued operations.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage.

Property, plant and equipment deriving from lease transactions at December 31, 2007 amounted to 1,208 million euros (1,205 million euros at December 31, 2006) (see Note 22).

The net amounts of “Plant, property and equipment” temporarily out of service at December 31, 2007 and 2006 were not significant.

(9) ASSOCIATES AND JOINT VENTURES

Associates

The breakdown of amounts recognized in the consolidated balance sheet related to transactions with associates is as follows:

	Millions of euros
Description	12/31/07	12/31/06
Investments in associates	3,188	959
Long-term loans to associates	75	73
Short-term loans to associates	45	88
Current payables to associates	84	80
Revenue from operations with associates	148	221
Expenses from operations with associates	27	11

The detail of associates and key financial highlights are:

December 31, 2007			Millions of euros
					Profit
	%	Total	Total	Current	(loss) for	Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	amount	Fair value
Portugal Telecom, S.G.P.S., S.A. (Portugal) (1)	9.16%	13,578	11,249	4,531	1,010	606	839
Lycos Europe, N.V. (Netherlands)	32.10%	209	36	58	38	54	49
Médi Telecom, S.A. (Morocco)	32.18%	1,275	1,023	447	24	91	N/A
Hispasat, S.A. (Spain)	13.23%	645	308	117	25	45	N/A
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (Spain)	50.00%	91	81	7	3	4	N/A
Mobipay España, S.A. (Spain)	13.36%	6	4	2	(2)	-	N/A
Telco, S.p.A. (*) (Italy)	42.30%	8,769	3,645	(1)	(36)	2,314	N/A
Other	N/A	N/A	N/A	N/A	N/A	74	N/A
TOTAL		24,573	16,346	5,161	1,062	3,188	888

(*)    Through this company, Telefónica effectively has an indirect stake in Telecom Italia, S.p.A.’s voting shares of approximately 9.98%, representing 6.88% of the dividend rights.

December 31, 2006			Millions of euros
					Profit
	%	Total	Total	Current	(loss) for	Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	amount	Fair value
Portugal Telecom, S.G.P.S., S.A. (Portugal) (1)	9.84%	13,788	11,035	4,708	862	761	1,106
Lycos Europe, N.V. (Netherlands)	32.10%	168	35	59	3	42	91
Médi Telecom, S.A. (Morocco)	32.18%	1,288	1,106	423	22	59	N/A
Hispasat, S.A. (Spain)	13.23%	585	270	120	25	42	N/A
Sistemas Técnicos de Loterías del Estado, S.A. (Spain)	31.75%	89	12	55	5	24	N/A
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (Spain)	50.00%	97	87	7	3	5	N/A
Mobipay España, S.A. (Spain)	13.36%	16	5	3	(3)	1	N/A
Ipse 2000, S.p.A. (Italy)	49.67%	41	634	-	(23)	-	N/A
Other	N/A	N/A	N/A	N/A	N/A	25	N/A
TOTAL		16,072	13,184	5,375	894	959	1,197

(1) Figures for the 12-month period ended September 30.

Fair value was calculated based on the trading price of listed companies.
The movement in “Investments in associates” in 2007 and 2006 was the following:

Investments in associates	Millions of euros
Balance at 12/31/05	1,664
Acquisitions	1
Disposals	(188)
Inclusion of companies	7
Translation differences	(5)
Income (loss)	76
Dividends	(43)
Transfers	(553)
Balance at 12/31/06	959
Acquisitions	2,369
Disposals	(148)
Exclusion of companies	(9)
Translation differences	(3)
Income (loss)	140
Dividends	(218)
Transfers	98
Balance at 12/31/07	3,188

“Additions” at December 31, 2007 and 2006 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2007 includes the acquisition of an indirect holding in Telecom Italia through the investment in Telco, S.p.A. for 2,314 million euros.

Disposals in 2007 include the disposal of a 1.809% stake in Portugal Telecom, S.G.P.S., S.A. Telefónica’s stake in this company following the disposal and the capital decrease carried out by Portugal Telecom in 2007 is 9.16%.

Among dividends in 2007 were those paid by Portugal Telecom, S.G.P.S., S.A., consisting of a cash and non-cash dividend via the distribution of 0.176067 shares of Portugal Telecom Multimedia S.G.P.S., S.A. per share of Portugal Telecom S.G.P.S., S.A. held. Therefore, Telefónica received a total of 16,879,406 shares of this company, representing 5.46% of its share capital. These shares were classified as available-for-sale financial assets at the end of 2007 (see Note 13). These shares had a total market value at the date of distribution of 155 million euros.

In 2006, Telefónica tendered shares in the takeover bid for Sogecable, reducing its equity ownership interest in the company from 23.83% to 17.26%. This transaction is included under “Disposals” for an amount of 188 million euros. The gain totaled 142 million euros (Note 19).

Subsequently, Sogecable held a capital increase suspending the pre-emptive subscription rights to allow the Warner-Dalbergia Group to become a shareholder. This diluted Telefónica’s stake to 16.84%, while another capital increase held to cover its share option plans for company directors further diluted its stake to 16.75%, which Telefónica held as of December 31, 2007 and 2006 (see Appendix I).

Since these transactions took the equity interest to below 20%, Telefónica ceased consolidating Sogecable using the equity method, recognizing it as “Available-for-sale investments.” “Transfers” in 2006 include the impact of this change in the consolidation scope, for an amount of 502 million euros (see Note 13).

“Non-current financial assets” includes a long-term loan to associate Medi Telecom for 74 million euros (71 million euros at December 31, 2006).

Joint ventures

On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group by the proportionate method.

The contributions of Brasilcel, N.V. to the Telefónica Group’s 2007, 2006 and 2005 consolidated balance sheets and income statements are as follows:

	Millions of euros
	2007	2006	2005
Current assets	1,193	915	1,242
Non-current assets	4,358	3,348	3,448
Current liabilities	1,328	1,071	1,132
Non-current liabilities	644	782	1,029
Operating revenue	2,152	2,077	1,955
Operating expenses	1,778	2,097	1,858

(10) RELATED PARTIES

Significant shareholders:

The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. were the following:

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising its consolidated group:

•          Financing transactions arranged under market conditions, with approximately 367 million euros drawn down at December 31, 2007 (490 million euros at December 31, 2006).

•          Derivative transactions arranged at market conditions, for a total nominal amount of approximately 7,160 million euros at December 31, 2007 (3,516 million euros at December 31, 2006).

•          Guarantees granted by BBVA for approximately 18 million euros at December 31, 2007 (18 million euros at December 31, 2006).

•          Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

•          In 2007, Telefónica acquired an 8.65% stake in Atento, N.V. from the BBVA Group (see Note 5).

Caja de Ahorros y Pensiones de Barcelona, La Caixa, and subsidiaries comprising the consolidated group:

•          Financing transactions arranged under market conditions, with approximately 247 million euros drawn down at December 31, 2007 (356 million euros at December 31, 2006).

•          Derivative transactions entered into under market conditions, for a total nominal amount of approximately 1 million euros in both 2007 and 2006.

•          The telecommunications services rendered by Telefónica Group companies to La Caixa group companies under market conditions.

Associates and joint ventures:

The most significant balances and transactions with associates and joint ventures were detailed in Note 9.

Directors’ and senior executives’ compensation and other information

Compensation and other benefits paid to members of the Board of Directors and senior managers, as well as the detail of the equity interests held in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties, are detailed in Note 21.

(11) TRADE AND OTHER RECEIVABLES

The breakdown of this consolidated balance sheet heading at December 31, 2007 and 2006 is as follows:

	Balance at	Balance at
Millions of euros	12/31/07	12/31/06
Customers	10,393	10,318
Receivable from associates	74	73
Sundry receivables	590	620
Bad debt reserves	(2,070)	(1,961)
Short-term prepayments	675	616
Total	9,662	9,666

Public-sector trade receivables in the countries in which the Group operates at December 31, 2007 and 2006 amounted to 483 million and 503 million euros, respectively.

The breakdown of trade receivables at December 31, 2007 and 2006 is as follows:

Millions of euros	12/31/07	12/31/06
Trade receivables billed	7,765	7,123
Trade receivables unbilled	2,558	3,130
Bills of exchange receivable	70	65
Total	10,393	10,318

The movement in the reserve for bad debt in 2007 and 2006 is as follows:

Millions
of euros
Bad debt reserve at December 31, 2005	1,650
Allowances	594
Retirements/amount applied	(529)
Inclusion of companies	394
Exclusion of companies	(103)
Translation differences	(45)
Bad debt reserve at December 31, 2006	1,961
Allowances	774
Retirements/amount applied	(637)
Inclusion of companies	19
Exclusion of companies	(9)
Translation differences	(38)
Bad debt reserve at December 31, 2007	2,070

The balance of trade receivables billed net of provisions at December 31, 2007 amounted to 5,695 million euros (5,162 million euros at December 31, 2006), of which 3,679 million euros have payment dates after year end or are unbilled at year end (2,834 million euros at December 31, 2006).

Of the amounts due, only 241 million euros in 2007 (269 million in 2006) are over 360 days due. They are mainly balances with public sector.

(12) EQUITY

The detail and movement in equity accounts in 2005-2007 are the following:

	Attributable to equity holders of the parent
Millions of euros	No. of shares	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Translation differences	Total	Minority interests	Total equity
Balance at December 31, 2004	4,955,891,361	4,956	5,288	790	1,358	(690)	(953)	(309)	10,440	1,902	12,342
Dividends paid	-	-	(1,296)	-	-	-	(1,083)	7	(2,372)	(396)	(2,768)
Capital decrease	(34,760,964)	(35)	(123)			158	-	-	-	-	-
Net movement in own treasury shares	-	-	(1,769)	-	-	159	(74)	-	(1,684)	-	(1,684)
Acquisitions and disposals of minority interests	-	-	-	-	-	-	(23)	-	(23)	1,042	1,019
Transfers	-	-	(429)	-	-	-	429	-	-	-	-
Income and expense recognized in the year	-	-	-	130	-	-	4,132	2,135	6,397	824	7,221
Other movements	-	-	-	-	-	-	(18)	(7)	(25)	53	28
Balance at December 31, 2005	4,921,130,397	4,921	1,671	920	1,358	(373)	2,410	1,826	12,733	3,425	16,158
Dividends paid	-	-	-	-	-	-	(2,627)	-	(2,627)	(569)	(3,196)
Net movement in own treasury shares	-	-	1,198	-	-	44	(537)	-	705	-	705
Acquisitions and disposals of minority interests	-	-	-	-	-	-	-	-	-	(283)	(283)
Income and expense recognized in the year	-	-	-	64	-	-	6,584	(302)	6,346	241	6,587
Other movements	-	-	-	-	-	-	21	-	21	9	30
Balance at December 31, 2006	4,921,130,397	4,921	2,869	984	1,358	(329)	5,851	1,524	17,178	2,823	20,001
Dividends paid	-	-	-	-	-	-	(3,077)	-	(3,077)	(324)	(3,401)
Net movement in own treasury shares	-	-	(13)	-	-	(2,105)	(13)	-	(2,131)	-	(2,131)
Acquisitions and disposals of minority interests	-	-	-	-	-	-	-	-	-	(95)	(95)
Capital decrease (07/04/07)	(147,633,912)	(148)	(2,054)	-	-	2,202	-	-	-	-	-
Income and expense recognized in the year	-	-	-	-	-	-	9,585	(1,427)	8,158	265	8,423
Other movements	-	-	(280)	-	(1,178)	-	1,455	-	(3)	61	58
Balance at December 31, 2007	4,773,496,485	4,773	522	984	180	(232)	13,801	97	20,125	2,730	22,855

a) Share capital and share premium

At December 31, 2007, Telefónica, S.A.’s share capital amounted to 4,773,496,485 euros and consisted of 4,773,496,485 fully paid ordinary shares of a single series, par value 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In October 2007, steps were taken to delist shares of Telefónica from the Paris and Frankfurt stock exchanges. This is expected to take place in the first quarter of 2008.

On June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to disapply, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.

In addition, at the May 10, 2007 Shareholders’Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2007, the Board of Directors had exercised these powers, approving a program to issue corporate promissory notes for 2008.

In addition, on May 10, 2007, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established by the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.

On June 4, 2007, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on May 10, 2007, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized by the Shareholders’ Meeting. As a result, 147,633,912 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 147,633,912 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to indicate 4,773,496,485 euros, it was likewise decided, at the same time as permitted by Article 167.3 of the Spanish Corporate Law and to render null and void the right of opposition provided for in Article 166 of the same Law, to record a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cancelled shares were delisted on June 14, 2007.

Proposed appropriation of profit attributable to equity holders of the parent

Telefónica, S.A. obtained 6,620 million euros of distributable profit in 2007.

At its meeting of September 26, 2007, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2007 profit of a fixed gross 0.35 euros for each of the Company's outstanding shares carrying dividend rights. This dividend was paid on November 14, 2007, and the total amount paid was 1,652 million euros.

In addition, at its meeting of February 27, 2008, the Company’s Board of Directors agreed to submit for approval at the Shareholders’ Meeting the distribution of a final dividend charged to 2007 profit for a fixed gross amount of 0.40 euros per outstanding share carrying dividend rights up to a total amount of 1,909 million euros.

Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2007 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	6,620
Interim dividend (paid in October 2007)	1,652
Final dividend (maximum distributable amount of 0.40 euros	1,909
per share for all shares into which the Company’s share
capital is divided: 4,773,496,485 shares)
Voluntary reserve	(minimum) 3,059
Total	6,620

b) Dividends

Dividends paid in 2007

At its meeting held on February 28, 2007, the Company’s Board of Directors agreed to propose to the Shareholders’ Meeting the payment of a final dividend against 2006 profit of a gross 0.30 euros per share. A total of 1,425 million euros was paid in May.

In addition, as indicated above, in November an interim dividend against 2007 profit of a gross 0.35 euros per share was paid, entailing a total payment of 1,652 million euros.

Dividends paid in 2006

At its meeting of February 28, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2005 profit of a gross 0.25 euros per share per outstanding share carrying dividend rights. This dividend was paid on May 12, 2006, and the total amount paid was 1,169 million euros.

At its meeting of September 27, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2006 profit of a gross 0.30 euros per share for each of the Company's outstanding shares carrying dividend rights. This dividend was paid on November 10, 2006, and the total amount paid was 1,458 million euros.

c) Reserves

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

 Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated  June 7, 1996.

The revaluation reserve may be used, with no tax effect, to offset potential future losses or to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 1,178 million euros corresponding to reserves subsequently considered unrestricted has been reclassified under “Retained earnings”

Retained earnings

These reserves include undistributed profits from previous years of companies comprising the consolidated Group less interim dividends paid against profit for the year.

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

The Company has taken an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized in “retained earnings”.

The breakdown of the accumulated contribution of translation differences at December 31 is the following:

Millions of euros	2007	2006	2005
Telefónica Latin America	669	986	1,801
Telefónica Europe	(619)	635	164
Other adjustments and intra-group
eliminations	47	(97)	(139)
Total Telefónica Group	97	1,524	1,826

e) Treasury shares

At December 31, 2007 and 2006, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	No. of shares	Acquisition price	Trading price	Market Value	%
Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%
Treasury shares at 12/31/06	75,632,559	14.04	16.12	1,219	1.53689%

Telefónica, S.A. owns the only treasury shares in the Group. No other group company owns any Telefónica treasury shares.

In 2007 and 2006, the following transactions involving treasury shares were carried out:

	No. of shares	Millions of
		euros
Treasury shares at 12/31/05	136,647,061
Acquisitions	214,494,091	2,888
Disposals	(31,113,135)	(469)
Lycos and Endemol employee share option plans	(51,446)
Exchange of Telefónica, S.A. shares for Telefónica Móviles, S.A. shares	(244,344,012)
Treasury shares at 12/31/06	75,632,559
Acquisitions	149,099,044	2,324
Disposals	(12,621,573)	(210)
Endemol employee share option plan	(4,750)
Share cancellation	(147,633,912)
Treasury shares at 12/31/07	64,471,368

The acquisition cost of treasury shares at December 31, 2007 and 2006 was 1,074 and 1,062 million euros, respectively. This cost reduces “Treasury shares” and “Share premium” in equity by 232 million and 842 million euros, respectively (261 and 801 million euros, respectively at December 31, 2006).

At December 31, 2007 there were no call options on Telefónica, S.A. shares.

At December 31, 2006 the Group held call options on 85 million Telefónica, S.A. shares (see Note 16).

Minority interests

“Minority interests” represents the share of minority shareholders in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2007, 2006 and 2005 consolidated balance sheets are as follows:

Millions of euros	Balance at 12/31/06	Profit (loss) for the year	Changes in translation differences	Acquisitions of minority interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/07
Telefónica O2 Czech Republic, a.s.	1,239	92	14	-	(153)	-	1,192
C.T. Chile, S.A.	515	25	(28)	(31)	(8)	-	473
Telesp Participaçoes, S.A.	445	119	35	-	(135)	-	464
Endemol, N.V.	54	11	-	(45)	(20)	-	-
Brasilcel (Holdings)	493	19	35	-	(2)	-	545
Fonditel Entidad Gestora de
Fondos de Pensiones, S.A.	17	4	-	-	(2)	-	19
Iberbanda, S.A.	21	(12)	-	-	-	2	11
Colombia de Telecomunicaciones,
S.A., ESP	-	(50)	-	-	-	50	-
Other	39	5	(4)	(19)	(4)	9	26
Total	2,823	213	52	(95)	(324)	61	2,730

Millions of euros	Balance at 12/31/05	Capital contributions and inclusion of companies	Profit (loss) for the year	Change in translation differences	Acquisitions of minority interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/06
Telefónica O2 Czech
Republic, a.s.	1,274	-	55	66	-	(156)	-	1,239
C.T. Chile, S.A.	546	-	41	(92)	(28)	(18)	66	515
Telesp Participaçoes, S.A.	459	3	136	(13)	(6)	(134)	-	445
Telefónica Móviles,
S.A.	392	-	89	(32)	(254)	(195)	-	-
Telefónica Publicidad
e Información, S.A.	99	-	13	(5)	(49)	(58)	-	-
Endemol, N.V.	35	-	24	-	-	(3)	(2)	54
Brasilcel (Holdings)	493	13	(3)	(10)	-	-	-	493
Fonditel Entidad
Gestora de Fondos de
Pensiones, S.A.	15	-	3	-	-	(1)	-	17
Iberbanda, S.A.	-	33	(12)	-	-	-	-	21
Other	112	5	-	(19)	-	(4)	(55)	39
Total	3,425	54	346	(105)	(337)	(569)	9	2,823

Millions of euros	Balance at 12/31/04	Capital contributions and inclusion of companies	Profit (loss) for the year	Change in translation differences	Acquisitions of minority interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/05
Telefónica O2 Czech
Republic, a.s.	-	1,198	46	30	-	-	-	1,274
C.T. Chile, S.A.	534	-	27	114	-	(119)	(10)	546
Terra Networks, S.A.	293	-	8	-	(301)	-	-	-
Telesp Participaçoes, S.A.	393	-	110	127	-	(171)	-	459
Telefónica Móviles,
S.A.	236	-	136	78	-	(59)	1	392
Telefónica Publicidad
e Información, S.A.	101	-	54	7	-	(42)	(21)	99
Endemol, N.V.	-	-	4	-	-	-	31	35
Brasilcel (Holding)	279	136	(1)	79	-	-	-	493
Fonditel Entidad
Gestora de Fondos de
Pensiones, S.A.	13	-	3	-	-	(1)	-	15
Other	54	13	(6)	8	(4)	(4)	51	112
Total	1,903	1,347	381	443	(305)	(396)	52	3,425

2007

Movements in minority interests in 2007 included the dividends paid by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A., as well as the profit (loss) for the year attributable to minority interests.

2006

Movements in minority interests in 2006 included the acquisition of the Telefónica Móviles Group’s minority interests related to the merger, for 254 million euros, and the disposal of the Telefónica Publicidad e Información Group, for 49 million euros.

2005

2005 included the first-time consolidation of Telefónica O2 Czech Republic, s.a. (1,198 million euros), the acquisition of 23.20% of Terra Networks (301 million euros) in the merger and profit for the year attributable to minority interests (381 million euros).

Gains and losses recognized in equity

The movement in gains and losses recognized in equity in 2007, 2006 and 2005 is the following:

	Gain (loss) on measurement of available-for-sale investments	Gains (loss) on hedges	Translation differences	Gain (loss) on defined benefit plans	Share of gain (loss) directly recognized in equity	Tax effect	Total
Balance at December 31, 2004	46	(91)	(316)	-	52	(28)	(337)
Gain/(loss) arising in the year	(80)	(82)	2,577	-	(50)	58	2,423
Gain/(loss) reclassified to the income statement	-	(44)	-	-	-	15	(29)
Balance at December 31, 2005	(34)	(217)	2,261	-	2	45	2,057
Gain/(loss) arising in the year	584	(4)	(362)	112	(153)	(133)	44
Gain/(loss) reclassified to the income statement	-	14	(45)	-	-	(5)	(36)
Balance at December 31, 2006	550	(207)	1,854	112	(151)	(93)	2,065
Gain/(loss) arising in the year	(75)	875	(1,358)	54	(3)	(291)	(798)
Gain/(loss) reclassified to the income statement	107	17	(17)	-	-	(5)	102
Balance at December 31, 2007	582	685	479	166	(154)	(389)	1,369

(13) FINANCIAL ASSETS AND LIABILITIES

The calculation of the fair values of the Telefónica Group’s debt instruments required, for each currency and subsidiary, the estimation of a curve analysis for the credit differences for the quoted prices of the bonds and the Group’s credit derivatives. Once the curves are estimated, all the debt is measured, factoring in the spreads relative to the most liquid and representative money-market curves.

The Group’s derivatives are measured using the valuation techniques and models normally used in the market, based on these money-market curves and volatility prices available in the market.

The breakdown of financial assets and liabilities of the Telefónica Group at December 31, 2007 and 2006 is as follows:

	Millions of euros
	Fair value through profit or loss					Total
December 31, 2007	Held for	Fair value	Available-	Amortized		carrying	Total fair
	trading	option	for-sale	cost	Hedges	amount	value
Non current financial assets	525	52	2,701	1,461	1,080	5,819	5,866
Investments	122	-	2,113	-	-	2,235	2,235
Long-term credits	-	52	588	932	-	1,572	1,608
Long-term prepayments	-	-	-	97	-	97	84
Deposits and guarantees	-	-	-	813	-	813	456
Derivative instruments	403	-	-	-	1,080	1,483	1,483
Provisions		-	-	(381)	-	(381)	-
Current financial investments	151	284	6	6,187	59	6,687	6,687
Financial investments	151	284	6	1,122	59	1,622	1,622
Cash and cash equivalents	-	-	-	5,065	-	5,065	5,065
TOTAL	676	336	2,707	7,648	1,139	12,506	12,553

	Millions of euros
	Fair value through profit or loss					Total
December 31, 2006	Held for	Fair value	Available-	Amortized		carrying	Total fair
	trading	option	for-sale	cost	Hedges	amount	value
Non-current financial assets	188	93	2,741	1,278	924	5,224	5,224
Investments	111	-	2,100	-	-	2,211	2,211
Long-term credits	-	93	641	821	-	1,555	1,546
Long-term prepayments	-	-	-	132	-	132	128
Deposits and guarantees	-	-	-	685	-	685	338
Derivative instruments	77	-	-	-	924	1,001	1,001
Provisions	-	-	-	(360)	-	(360)	-
Current financial assets	72	343	23	5,011	23	5,472	5,472
Financial investments	72	343	23	1,219	23	1,680	1,680
Cash and cash equivalents	-	-	-	3,792	-	3,792	3,792
TOTAL	260	436	2,764	6,289	947	10,696	10,696

Non-current financial assets

The detail of and movement in this heading and the corresponding provision at December 31, 2007 and 2006 is as follows:

	Millions of euros
			Derivative	Deposits and
		Long-term	financial	guarantees	Long-term
	Investments	credits	assets	given	prepayments	Provisions	Total
Balance at 12/31/05	2,520	1,442	312	612	175	(380)	4,681
Additions	6	449	1,534	524	766	(4)	3,275
Disposals	(188)	(115)	(841)	(133)	(779)	7	(2,049)
Inclusion of companies	134	8	-	28	(8)	-	162
Exclusion of companies	5	(137)	-	(338)	-	-	(470)
Translation differences	1	(12)	3	(5)	(6)	1	(18)
Fair value adjustments	568	(60)	(2)	-	-	-	506
Transfers	(835)	(20)	(5)	(3)	(16)	16	(863)
Balance at 12/31/06	2,211	1,555	1,001	685	132	(360)	5,224
Additions	11	550	632	169	71	(17)	1,416
Disposals	(54)	(273)	(650)	(62)	(147)	(2)	(1,188)
Exclusion of companies	-	(1)	(3)	(51)	-	-	(55)
Translation differences	11	13	(2)	49	(3)	-	68
Fair value adjustments	95	(60)	508	2	75	-	620
Transfers	(39)	(212)	(3)	21	(31)	(2)	(266)
Balance at 12/31/07	2,235	1,572	1,483	813	97	(381)	5,819

“Investments” includes the market value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term. We would highlight the investments at December 31, 2007 in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) of 607 million euros (661 million euros at December 31, 2006), in China Netcom of 682 million euros (675 milion euros at December 31, 2006) and in Sogecable of 634 million euros (622 million euros at December 31, 2006).

In addition, on November 7, 2007 Portugal Telecom, S.G.P.S., S.A. granted a dividend in kind whereby Telefónica, S.A. obtained the right to receive 0.176067 shares of PT Multimedia, S.G.P.S., S.A. (listed on the Lisbon Stock Exchange and whose main shareholder was Portugal Telecom) for each share of Portugal Telecom held by the Group. The valuation of the shares received at the distribution date was 9.18 euros per share. At the end of 2007, the amount recognized for those shares under "Investments" was 161 million euros.

Transfers in 2006 were due mainly to the inclusion in the consolidation scope of O2 plc, which at December 31, 2005 was recognized under “Investments” at a carrying amount of 1,266 million euros, as well as the removal from the consolidation scope of Sogecable, carried at 502 million euros (see Note 9).

Disposals in 2006 mainly related to the sale of the shareholding in Uno e-Bank, S.A. (see Appendix I).

“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, mainly in fixed-income securities, amounting to 640 million and 734 million euros at December 31, 2007 and 2006, respectively, carried at market value. It also includes the long-term loans to associates described in Note 9, and the financing granted to Sogecable in accordance with the commitments in relation to the integration of the satellite platforms, totaling 201 million euros (221 million euros at December 31, 2006).

“Derivative financial assets” includes the fair value of derivatives to hedge assets or liabilities whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).

“Deposits and guarantees” consists of 813 million euros to cover guarantees at December 31, 2007 (685 million euros at December 31, 2006). These deposits will decrease as the respective obligations they are guaranteeing are reduced.

Current financial assets

This heading in the accompanying consolidated balance sheet at December 31, 2007 and 2006 includes mainly the following items:

−
“Current financial assets” recognized at fair value to cover commitments assumed by the Group’s insurance companies, amounting to 290 million euros at December 31, 2007 (365 million euros at December 31, 2006). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

−	Derivative financial assets not used to hedge non-current balance sheet items, which amounted to 210 million euros (93 million euros in 2006) (see Note 16).

−	Short-term deposits and guarantees, including the deposit by Telecomunicaciones de São Paulo of 102 million euros as downpayment for the acquisition of Navy Tree Participaçoes, S.A. (see Appendix I).

−	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated balance sheet.

Interest bearing debt

The detail of this heading in the years ended December 31, 2007 and 2006 is as follows:

	Balance at	Balance at
Millions of euros	12/31/07	12/31/06
Issues	30,057	29,142
Interest-bearing debt	23,665	29,557
Other financial liabilities	206	358
Total	53,928	59,057
Total non-current	46,942	50,676
Total current	6,986	8,381

The breakdown of the Group’s financial liabilities at 31 December 2007 and 2006 is as follows:

	Millions of euros
	Fair value through profit or loss		Liabilities at amortized cost	Hedges	Total carrying amount	Total fair value
December 31, 2007	Held for trading	Fair value option
Issues	-	-	30,057	-	30,057	30,420
Interest-bearing debt	292	-	20,822	2,551	23,665	24,179
Other financial liabilities	-	-	206	-	206	206
Total financial liabilities	292	-	51,085	2,551	53,928	54,805

	Millions of euros
	Fair value through profit or loss		Liabilities at amortized cost	Hedges	Total carrying amount	Total fair value
December 31, 2006	Held for trading	Fair value option
Issues	-	-	29,142	-	29,142	28,942
Interest-bearing debt	184	-	27,315	2,058	29,557	31,724
Other financial liabilities	-	-	358	-	358	358
Total financial liabilities	184	-	56,815	2,058	59,057	61,024

a) Issues

The detail of debentures, bonds and other marketable debt securities in 2007 and 2006 is as follows:

Millions of euros	Domestic currency issues	Foreign currency issues	Promissory notes & commercial paper	Other marketable debt securities	Total
Balance at 12/31/05	5,476	5,846	2,498	2,015	15,835
New issues	6,016	7,512	5,071	324	18,923
Redemptions, conversions and exchanges	(1,299)	(369)	(5,007)	-	(6,675)
Changes in consolidation scope	1,568	-	-	-	1,568
Revaluation and other movements	(2)	(458)	19	(68)	(509)
Balance at 12/31/06	11,759	12,531	2,581	2,271	29,142
New issues	2,031	2,178	1,026	114	5,349
Redemptions, conversions and	(1,504)	(252)	(1,507)	(374)	(3,637)
exchanges
Revaluation and other	(570)	(399)	102	70	(797)
movements
Balance at 12/31/07	11,716	14,058	2,202	2,081	30,057

Debentures, bonds and other marketable debt securities

The details of outstanding debentures and bonds at December 31, 2007 and 2006 is as follows:

	Nominal	Nominal
	value at	value at
Millions of euros	12/31/07	12/31/06
Issues by Telefónica, S.A. and captive finance companies	21,860	19,322
Issues by foreign operators	3,247	4,479
Promissory notes & commercial paper	2,456	2,651
Other marketable debt securities	2,000	2,362
Interest, fees and other movements	494	328
Total issues (carrying amount)	30,057	29,142

Telefónica Emisiones, S.A.U. and Telefonica Europe, B.V are 100% owned finance subsidiary of Telefónica, S.A., and Telefónica, S.A. has fully and unconditionally guaranteed the securities issued by them.

Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2007 and 2006, as well as the significant issues made in each year.

Promissory notes

At December 31, 2007 and 2006, Telefónica, S.A. had an outstanding promissory note program with borrowing capacity of up to 2,000 million euros. The outstanding balance at December 31, 2007 was 937 million euros (1,642 million euros at December 31, 2006), carrying an average interest rate of 4.50% (3.73% at December 31, 2006).

Commercial paper

At December 31, 2007 and 2006, Telefónica Europe, B.V. had an outstanding commercial paper program with borrowing capacity of up to 2,000 million euros. The outstanding balance at December 31, 2007 was 907 million euros (924 million euros at December 31, 2006), carrying an average interest rate of 4.70% (3.57% at December 31, 2006).

Other marketable debt securities

This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:

•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.

b) Interest-bearing debt

The detail of interest-bearing debt is as follows:

Millions of euros	Balance at 12/31/07			Balance at 12/31/06
	Current	Non-current	Total	Current	Non-current	Total
Loans and other payables	3,069	17,753	20,822	3,235	24,080	27,315
Derivative financial liabilities (Note 16)	527	2,316	2,843	174	2,068	2,242
Total	3,596	20,069	23,665	3,409	26,148	29,557

The average interest rate on loans and other payables at December 31, 2007 was 5.29% (4.35% in 2006). This percentage does not include the impact of hedges arranged by the group.

The detail of the main items under this heading at December 31, 2007 and 2006 is as follows:

					12/31/07		12/31/06
		Maturity		Limit	Balance	Balance	Balance	Balance
Name/summary	Value date	date	Currency	(12/31/07)	(million)	(million	(million)	(million
						euros)		euros)
Holding company
€3bn syndicated loan BS acquisition	07/06/2004	07/06/2009	USD	302	302	205	1,152	875
			EUR	-	-	-	1,800	1,800
Syndicated loan savings banks	04/21/2006	04/21/2017	EUR	700	700	700	700	700
€6bn syndicated loan Cesky acquisition	06/28/2005	06/28/2011	EUR	6,000	6,000	6,000	6,000	6,000
GBP syndicated loan O2 acquisition	12/14/2006	12/14/2008	GBP	-	-	-	700	1,042
		12/14/2009	GBP	1,050	1,050	1,432	1,050	1,564
		12/14/2010	GBP	-	-	-	1,050	1,564
		12/14/2012	GBP	2,100	2,100	2,864	2,100	3,127
		12/13/2013	GBP	1,071	1,071	1,460	2,100	3,127
EIB Holding	Misc.	Misc.	EUR	633	633	633	616	616
	Misc.	Misc.	USD	989	989	672	1,035	786
JPY loan	08/23/2007	07/27/2037	JPY	15,000	15,000	91	-	-
ECAS structured facility	11/26/2004	11/15/2010	USD	191	191	130	266	202
Other operators
Syndicated loan TM Chile May06	05/05/2006	01/05/2011	USD	180	180	122	180	136
Syndicated loan TM Chile Nov06	11/15/2006	11/15/2012	CLP	100,000	100,000	137	100,000	143
VIVO bilateral loan (1)	01/29/2007	01/29/2015	BRL	124	82	32	-	-
	08/09/2007	08/15/2014	BRL	750	303	116	-	-
EIB-VIVO financing 2007 (1)	10/31/2007	12/19/2014	USD	125	50	34	-	-
EIB-VIVO financing 2000 (1)	08/01/2000	06/15/2008	USD	19	19	13	19	14
	08/01/2000	06/13/2008	USD	7	7	5	7	5
Telesp bilateral loan	10/23/2007	04/23/2015	BRL	2,000	800	307	-	-
EIB ANDINO	08/02/2006	2019	USD	100	107	73	-	-
	07/11/2006	2017	USD	40	51	35	-	-
	07/16/2006	2019	USD	40	60	40	-	-
EIB financing Telefónica del Perú	11/30/1998	09/15/2013	USD	28	28	19	33	25
IEB financing Telefónica Móviles Perú	12/18/2006	12/18/2018	USD	38	38	26	38	29
	04/03/2007	04/03/2019	USD	13	13	9	-	-
Other						8,512		7,802
Total						23,665		29,557

(1) VIVO operations are included using proportionate consolidation at 50%

The main repayments made in 2007 and 2006 were as follows:

Name/summary Main repayments in 2007	Signing date	Maturity date	Amount of contract	Principal repaid	Repayment date
€3bn syndicated loan BS
acquisition	07/06/2004	07/06/2009	3,000 EUR	400 EUR	04/11/2007
				1,000 EUR	06/15/2007
				400 EUR	03/30/2007
				850 USD	07/16/2007
GBP syndicated loan O2 acquisition	12/14/2006	12/14/2008	7,000 GBP	700 GBP	01/31/2007
		12/14/2010		1,050 GBP	07/30/2007
		12/13/2013		1,600 EUR	07/30/2007
ECAS structured facility	11/26/2004	11/15/2010	191 USD	38 USD	05/15/2007
				38 USD	11/15/2007
Main repayments in 2006
Syndicated loan February 1999	02/19/2000	02/20/2006	12,000 EUR	556 EUR	02/20/2006
ECAS structured facility	11/26/2004	11/15/2010	191 USD	38 USD	05/15/2006
				38 USD	11/15/2006
BBVA USD loan	12/21/2004	07/03/2006	115 USD	38 USD	07/03/2006

The maturity schedule of interest-bearing debt at December 31, 2007 is as follows:

	Millions of euros
Item	2008	2009	2010	2011	2012	Subsequent years	Total
Loans and other payables	3,069	1,684	373	6,605	3,493	5,598	20,822
Derivative financial instruments	527	284	1,064	113	59	796	2,843
Total	3,596	1,968	1,437	6,718	3,552	6,394	23,665

At December 31, 2007, the Telefónica Group had total unused credit facilities from various sources amounting to over 9,250 million euros (over 8,000 million euros at December 31, 2006).

Foreign-currency loans

Foreign-currency loans at December 31, 2007 and 2006, along with the equivalent value in euros, are as follows:

	Outstanding balance (in millions)
	Currency		EUR
Currency	12/31/07	12/31/06	12/31/07	12/31/06
US dollars	4,167	4,455	2,833	3,384
Brazilian reais	1,537	143	590	51
Argentine pesos	631	361	136	89
Colombian pesos	7,700,091	7,433,640	2,595	2,520
Yen	81,326	57,834	493	369
Chilean pesos	99,678	165,420	231	235
New soles	1,014	768	230	183
Pounds sterling	2,205	3,962	3,008	5,865
Mexican pesos	-	142	-	10
Other currencies	-	-	7	8
Total			10,123	12,714

c) Other financial liabilities

This heading includes financial commitments at December 31, 2007 and 2006, most notably the purchase commitment with minority shareholders in Colombia de Telecomunicaciones, S.A., ESP, valued at 206 and 291 million euros, respectively (see Note 21).

 (14) TRADE AND OTHER PAYABLES

 The breakdown of this heading is as follows:

Millions of euros	12/31/07		12/31/06
	Non-current	Current	Non-current	Current
Trade payables	-	8,642	-	8,450
Advances received on orders	-	87	-	82
Other payables	430	4,394	354	3,934
Deferred income	585	1,349	628	1,407
Payable to associates	-	84	-	80
Total	1,015	14,556	982	13,953

The breakdown of current and non-current deferred income at December 31, 2007 and 2006 is as follows:

Millions of euros	12/31/07			12/31/06
	Non-current	Current	Total	Non-current	Current	Total
Connection fees and other
deferred revenues	529	1,349	1,878	575	1,407	1,982
Government grants	56	-	56	53	-	53
Total	585	1,349	1,934	628	1,407	2,035

The above amount for connection fees includes the customer connection charges not yet recognized as revenue. It will be recognized as revenue over the estimated duration of the customer relationship (see Note 3.o).

The breakdown of “Other payables” under current liabilities at December 31, 2007 and 2006 is as follows:

	Balance at	Balance at
Millions of euros	12/31/07	12/31/06
Dividends payable by Group companies	201	3
Payables to suppliers of property, plant and equipment	2,094	2,398
Guarantees and deposits	45	40
Accrued employee benefits	737	547
Other non-financial non-trade payables	1,317	946
Total	4,394	3,934

(15) PROVISIONS

The detail of provisions in 2007 and 2006 is as follows:

	12/31/07				12/31/06
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	936	4,634	5,570	569	4,826	5,395
- Post-employment plan	917	3,667	4,584	569	3,798	4,367
- Post-employment defined
benefit plans	12	718	730	-	814	814
- Other benefits	7	249	256	-	214	214
Other provisions	339	1,527	1,866	592	1,461	2,053
Total	1,275	6,161	7,436	1,161	6,287	7,448

Employee benefits

a)    Post-employment plans

In the last few years, Telefónica has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that included up to 15,000 job reductions in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003. In 2007 and 2006, the Company approved a total of 1,102 and 2,985 requests for voluntary severance, for which provisions amounting to 361 million and 934 million euros, respectively, were recorded (see Note 19), with a charge to “Personnel expenses” in the consolidated income statement.

The entire plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros.

Provisions recorded for this plan at December 31, 2007 and 2006 amounted to 2,976 and 2,990 million euros, respectively.

Furthermore, at December 31, 2007 the Group had allocated provisions totaling 966 million euros (1,366 million euros at December 31, 2006) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2007 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

The Group is still making efforts to adapt headcount in line with the integration of its businesses, for which it has recorded provisions of 838 million euros, mainly in Latin America (306 million euros), Spain (325 million euros) and Europe (158 million euros) (see Note 19).

The movement in provisions for post-employment plans in 2007 and 2006 is as follows:

Millions of euros	Total
Provisions for post-employment plans at
12/31/05	4,247
Additions	1,045
Retirements/amount applied	(919)
Transfers	(6)
Provisions for post-employment plans at
12/31/06	4,367
Additions	1,277
Retirements/amount applied	(1,105)
Transfers	53
Translation differences	(8)
Provisions for post-employment plans at
12/31/07	4,584

b)    Post-employment defined benefit plans.

The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

			Millions of euros
12/31/07	ITP	Survival	O2 Group	Telesp	Other	Total
Obligation	483	152	984	99	40	1,758
Assets	-	-	(1,014)	(89)	(65)	(1,168)
Asset limitation	-	-	7	20	14	41
Net provision	483	152	35	37	23	730
Net assets	-	-	58	7	34	99

			Millions of euros
12/31/06	ITP	Survival	O2 Group	Telesp	Other	Total
Obligation	534	153	1,027	82	29	1,825
Assets	-	-	(983)	(64)	(45)	(1,092)
Asset limitation	-	-	-	-	6	6
Net provision	534	153	44	18	65	814
Net assets	-	-	-	-	75	75

The amount recognized directly in equity in 2007 and 2006 related to these plans is the following:

Millions of euros	2007	2006
ITP and Survival	25	36
O2 Group	36	87
Telesp	(11)	(10)
Other	4	(1)
Total	54	112

The Group’s principal defined benefit plans are:

a)    Plans in Spain:

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

The amount for this provision totaled 483 million euros at December 31, 2007 (534 million euros at December 31, 2006).

b.    Survival: Serving employees who did not join the defined pension plan continue to be entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 152 million euros at December 31, 2007 (153 million euros at December 31, 2006).

These plans do not have associated assets which qualify as “assets assigned to the plan” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/07	12/31/06	12/31/07	12/31/06
Discount rate	4.224 – 4.463%	3.6582%	4.1792	3.5108%
Expected rate of salary increase	2.50%	2.50%	-	-
Mortality tables	PERM/F-2000C	PERM/F-2000C	PERM/F	PERM/F
	combined with	combined with	2000-C	2000-C
	OM77	OM77

The accompanying consolidated income statement includes employee benefits expense for the cost of services corresponding to current employees totaling 6 million euros in both 2007 and 2006.

The financial expense recorded for these commitments totaled 27 million euros in 2007 (25 million in 2006).

b)    Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined benefit post-employment plans, covered by qualifying assets.

The number of employees covered by these plans at December 31, 2007 is as follows:

Employees
UK	4,650
Germany	4,963
Other	393
Total	10,006

The main actuarial assumptions used in valuing these plans are as follows:

	UK	Germany	Other
Nominal rate of salary increase	4.65%-5.15%	3.0%	4.9%
Nominal rate of pension payment increase	3.2%-3.4%	2.0%	3.2%-3.4%
Discount rate	5.7%	5.3%	5.7%
Expected inflation	3.4%	2.0%	3.4%
Expected return on plan assets
- Shares	7.6%	N/A	7.6%
- UK government bonds	4.4%	N/A	4.4%
- Other bonds	5.0%	N/A	5.0%
- Rest of assets	4.4%	4.25%	4.4%
Mortality tables	Pa92mc	Heubeck 2005	Pa92mc

The commitments under these plans, as well as the value of the associated assets at December 31, 2007 are as follows:

Millions of euros	UK	Other	Total
Fair value of plan assets:
- Shares	830	25	855
- Bonds	72	17	89
- Rest of assets	25	45	70
Total fair value of plan assets	927	87	1,014
Present value of obligations	869	115	984
Provision before asset limitation	(58)	28	(30)
Asset limitation	-	7	7
Provision on balance sheet	(58)	35	(23)

In the consolidated income statement, the expenses for the cost of current employees of companies belonging to the O2 Group, net of contributions by employees, as employee benefits expenses amounted to 34 million euros in 2007 (47 million euros in 2006).

The financial expense recognized for discounting the commitments amounted to 53 million euros (43 million euros in 2006), which, net of the expected return on the related assets, totaling 70 million euros (56 million euros in 2006), led to financial revenues amounting to 17 million euros (13 million euros in 2006).

The movements in the present value of the commitments relating to these plans in 2007 are as follows:

Millions of euros
Present value of obligation at 01/31/06	989
Translation differences	13
Current service cost	56
Accrued past service cost	1
Interest cost	43
Actuarial losses (gains)	(69)
Benefits paid	(6)
Present value of obligation at 12/31/06	1,027
Translation differences	(96)
Current service cost	39
Accrued past service cost	1
Interest cost	53
Actuarial losses (gains)	(29)
Benefits paid	(11)
Present value of obligation at 12/31/07	984

The movements in the fair value of the assets associated with these obligations are as follow.

Millions of
euros
Fair value of the assets at 01/31/06	855
Translation differences	12
Expected return on plan assets	56
Actuarial losses (gains)	18
Company contributions	39
Employee contributions	9
Benefits paid	(6)
Fair value of the assets at 12/31/06	983
Translation differences	(87)
Expected return on plan assets	70
Actuarial losses (gains)	7
Company contributions	47
Employee contributions	5
Benefits paid	(11)
Fair value of the assets at 12/31/07	1,014

c)    Plans in Latin America:

Telecomunicações de São Paulo, S.A., and its subsidiaries had various pension, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/07	12/31/06
Discount rate	10.77%	10.24%
Nominal rate of salary increase	6.59%	6.08%
Expected inflation	4.50%	4.00%
Cost of health insurance	7.64%	7.12%
Expected return on plan assets	9.61-11.15%	10.61-12.75%
Mortality table	AT 83	AT 83

Employee benefits expenses recognized in relation to current service costs at Telesp group companies totaled 1 million euros in 2007 and 2006.

Furthermore, financial expenses recognized for discounting the cost of these commitments in 2007 and 2006 totaled 9 and 8 million euros, respectively. The expected return on plan assets generated financial revenues totaling 8 million euros in both 2007 and 2006.

The valuations used to determine the value of the obligations and plan assets, where appropriate, were performed on December 31, 2007 by external and internal actuaries. The projected unit credit method was used in all cases.

c) Other benefits

This heading mainly includes the amount recorded by Telefónica de España for accrued long-service bonuses to be awarded to employees after 25 years’ service.

Other provisions

The movement of the provisions under this heading in 2007 and 2006 is as follows:

Millions of
euros
Other provisions at December 31, 2005	1,814
Additions	661
Retirements/amount applied	(506)
Transfers	(33)
Inclusion of companies	160
Exclusion of companies	(17)
Translation differences	(26)
Other provisions at December 31, 2006	2,053
Additions	618
Retirements/amount applied	(342)
Transfers	(29)
Inclusion of companies	61
Exclusion of companies	(536)
Translation differences	41
Other provisions at December 31, 2007	1,866

“Other provisions” at December 31, 2007 include the amount recorded in the year in relation to the 152 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities (see Note 21).

Also included are the asset retirement obligations recognized by Group companies in the amount of 151 million euros (128 million euros in 2006).

“Exclusion of companies” mainly relates to provisions for the Endemol Group, which at December 31, 2006 amounted to 486 million euros.

Finally, “Other Provisions” in 2007 and 2006 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized in accordance with Note
3.l.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

(16) DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

The Telefónica Group is exposed to various financial market risks as a result of (i) its ordinary business activity, (ii) debt taken on to finance its business, (iii) investments in companies, and (iv) other financial instruments related to the above commitments.

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

Exchange rate risk

The fundamental objective of the Group’s exchange rate risk management policy is to offset (at least partly) any impairment of assets related to Telefónica’s business due to declines in exchange rates versus the euro, with savings on the euro value of foreign-denominated debt (which will decline simultaneously). The degree of hedging (i.e. the proportion of foreign currency debt as a percentage of foreign currency assets) tends to be higher in the following circumstances:

•      the closer the estimated correlation between the value of the asset and the value of the currency, and

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

At December 31, 2007 net financial debt1 in Latin American currencies amounted to nearly 6,968 million euros (7,306 million euros in 2006). However, this debt is not distributed in proportion to the cash flows generated in each country. Its future effectiveness as a hedge of exchange rate risks therefore depends on which currencies depreciate.

The Group further protects itself against declines in Latin American exchange rates affecting its assets through the use of dollar-denominated debt, either in Spain (where such debt is associated with the investment as long as it is considered to be an effective hedge) and in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2007 the Group’s net dollar-denominated debt amounted to the equivalent of 1,481 million euros net of the effect of the derivative contracts and financial assets in dollars (1,462 million euros in 2006).

__________________
1 Net financial debt = LT financial debt+ST financial debt-short-term investments-cash and cash equivalents-financial and other non-current assets.

To protect its investment in the Czech Republic, the Group has synthetic debt denominated in Czech crowns which, at December 31, 2007, amounted to the equivalent of 3,102 million euros, compared to 1,997 million euros in 2006. This increase was due to a change in the hedging objective in 2007 from 50% to 70% of the initial acquisition cost due to the expected appreciation of the Czech crown vis-à-vis the euro.

Regarding protection of the investment in the UK, the disposal of Airwave for 1,932 million pounds sterling prompted the Group to modify the hedging objective to 50% from 70%. Debt denominated in pounds sterling at December 31, 2007 was equivalent to 6,702 million euros, which is less than the 11,095 million euros at December 31, 2006.

The Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement. Such exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance, which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela for example), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, (iii) as the result of a deliberate policy decision.

In 2007, exchange rate management resulted in gains totaling 7.3 million euros (61 million euros in 2006).

If the exchange rate position affecting the income statement at the end of 2007 would remain constant in 2008 and Latin American currencies depreciated against the US dollar and the rest of the currencies against the euro by 10%, the impact on the income statement would be an expense of 69 million euros. However, as mentioned above, the Group follows an active management policy to reduce these impacts.

As indicated previously, the fundamental objective of the Group’s exchange rate risk management policy is to offset (at least partly) any impairment of assets related to Telefónica’s business due to declines in exchange rates versus the euro, with savings on the euro value of foreign-denominated debt (from depreciation by the euro). For some investments, the hedge benchmark is a percentage of acquisition cost (e.g. pound sterling and Czech crown), whereas others are defined in terms of expected cash flows in the next two years (mainly Latin America). As management’s objective is not an accounting indicator, no sensitivity analysis is presented of changes in translation differences (equity) due to currency appreciation against the euro.

Interest rate risk

Telefónica’s financial expenses are exposed to changes in interest rates. In 2007, the rates applied to the largest volumes of short-term debt were based on the Euribor, sterling Libor (because of the acquisition of O2 plc), Brazilian SELIC, the dollar Libor and the Colombian UVR. At December 31, 2007, 50.4% of total nominal net debt (or 51.1% of nominal long-term net debt) was at fixed rates for over one year, compared to 45.4% of total debt2 (46.3% of long-term debt) in 2006. Of the remaining 49.6% (debt at floating or fixed rates maturing in less than one year), the interest rate on 46 percentage points was set for a period of more than one year (27% of long-term debt), compared to 41 percentage points on debt at floating or fixed rates maturing in less than one year (23% of long-term debt) at December 31, 2006. In 2007, cap and floor structures were arranged for an equivalent amount of 7,972 million euros to increase and extend the term of the hedged debt.

In addition, early retirement liabilities were discounted to present value over the year using the forward interest rate curve on the swap markets. The increase in interest rates has reduced the size of these liabilities.

The net financial result for 2007 showed a loss of 2,844 million euros, 4% higher than in 2006. Excluding exchange rate differences, interest expense in 2007 and 2006 was 2,851 million euros and 2,795 million euros, respectively, implying a 2% increase in adjusted finance costs in 2007 compared to 2006. This increase is the result of two offsetting factors. On the one hand, the 5.8% decrease in the total average net debt balance (3,471 million euros at December 31, 2007) led to a decline of 200.4 million euros. On the other hand, interest expense rose by 257 million euros as a result of: a) a 38bp increase in the average cost of debt, mostly because the average net debt was at higher rates than the average for 2006 due to the higher relative weight of Latin American debt and the hikes in rates in GBP, EUR and USD versus 2006, and b) a 50 million euro increase in non-recurring income and the expense related to positions measured at fair value. The figure for financial expenses in 2007 implies an average cost of average total net debt of 5.59%, or 5.61% stripping out exchange rate gains.

To illustrate the sensitivity of finance costs to variability in short-term interest rates, assuming a 100 basis point rise in all currencies in which the Company has a financial position and no change in the currency make-up and balance of the position at year end, the financial expense would increase by 182 million euros.

_____________________
2Total debt = Net financial debt+financial guarantees not considered in net financial debt+net personnel reorganization commitments.

Share price risk

In 2007, Telefónica carried out the share buyback program announced in October 2003 and renewed in April 2005, for a value estimated at 6,000 million euros to 2007 (inclusive), which depended on the generation of cash flows and on the share price. Although at the end of 2007 there were no commitments to buy back more shares, Telefónica could acquire new commitments in this respect in the future if so decided at the General Shareholders’ Meeting.

At December 31, 2007, Telefónica, S.A. held 64,471,368 treasury shares (see Note 12). The net asset value of the treasury shares could increase or decrease depending on variations in the Telefónica share price.

At the Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given the rights to earn a certain number of Telefónica, S.A. shares as a form of variable remuneration (see Note 20.a).

This plan consisted of a number of cycles. For the first cycle (July 1, 2006), the maximum number of shares amounted to 6,530,615, while in the second that maximum number to be assigned would be 5,556,234. According to the plan, the shares may be either (a) treasury shares in Telefónica, S.A., acquired by either Telefónica, S.A. itself or any of the Telefónica Group companies, in compliance with the legal requirements in force in this connection; or (b) newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative shareholder remuneration or profit, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the cycle start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for the ordinary shareholder as a result of the higher number of shares outstanding.

To reduce risk and ensure the company has enough shares to meet its commitments at the end of the cycle commenced in 2006, Telefónica bought an instrument from a financial institution that will deliver to Telefónica, at the end of the cycle, a number of shares based on the same measure of success used in the plan. The maximum number of shares which Telefónica could receive is 7,200,000. The cost of this instrument was 46 million euros which, in unit terms, is equivalent to 6.43 euros per share (see Note 20).

Telefónica is also exposed to fluctuations in the share price of its investees, especially where these fall outside its core business and could be sold. In 2007, Telefónica sold its entire stakes in Airwave O2, Ltd. and Endemol Investment Holding, B.V. and part of its holding in Portugal Telecom, S.G.P.S., S.A. (representing 1.809% of share capital). Also in 2007, due to the non-monetary dividend paid by Portugal Telecom, Telefónica has received, directly and indirectly, a total of 16,879,406 shares of PT Multimedia, S.G.P.S., S.A (see Note 9).

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, allowing some flexibility. In practice, this translates into two key principles:

1.    Group debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to pay down debt rather than on dividends or acquisitions).

2.    The Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2007, the average maturity of the Group’s 45,284 million euros net financial debt was 6.24 years. The Group would need to generate around 7,257 million euros per year to repay the debt in this period if it used all its cash for this purpose. Cash generation in 2007 amply exceeded this amount, so that if it maintains the same pace of cash generation during the average lifetime of the debt, the Group would repay the debt in its entirety before 6.24 years if it used all its cash for this purpose.

Gross debt maturities in 2008 amount to approximately 6,776 million euros (including the net position of hedges) and are lower than the availability of the funds, calculated as the sum of: a) current financial investments and cash at December 31, 2007 (6,477 million euros excluding derivative financial instruments); b) annual cash generation projected for 2008; and c) undrawn credit facilities arranged with banks whose initial maturity is over one year (more than 4,000 million euros at December 31, 2007). Accordingly, Telefónica will not need to tap the capital or credit markets in at least the next 12 months.

As a result of the higher debt at Telefónica following the acquisition of O2 shares and the excessive concentration of short-term debt maturities, Telefónica embarked on an ambitious refinancing plan, which led to the following actions in 2006 and 2007: (1) the refinancing of approximately 15,977 million euros via issues of bonds and debentures in international capital markets such as the euro, pound sterling, US dollar, yen and Czech crown (of which 3,974 million euros were issued in 2007 before the deterioration of the credit market – see Note 13 –), and approximately 11,000 million euros in the syndicated credit and loan market; (2) the extension of the debt maturity (including the additional debt taken on after the acquisition of O2 in the UK) and, as a result, the extension of the average life of net financial debt from 3.75 to 6.24 years at the end of 2007; and (3) an approximately 5,389 million euro decrease in net financial debt in 2007 and an approximately 1,610 million euro decrease in post-employment benefit obligations.

The liquidity cushion existing after the execution of the refinancing plan (assuming the internal projections are met) will allow the Company to meet the rest of the financial commitments it acquires, focus on growing the business through new investment and/or bringing forward or increasing shareholder remuneration.

The breakdown of estimated interest maturities without considering the remeasurement of financial liabilities existing at December 31, 2007 is as follows:

Millions of euros	Total	1 year	2 years	3 years	4 years	5 years	Over 5 years
Total	19,813	2,495	3,278	2,254	2,055	1,491	8,240

The estimate of interest rates applicable to floating rate debt is made based on forward rates of the most liquid money-market curves.

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

Regarding this first point, Telefónica’s Latin American companies now have external net debt not guaranteed by the Spanish companies of 4,385 million euros, i.e. 8.7% of the Group’s total net financial debt, with Colombia (2,650 million euros), Brazil (1,292 million euros) and Peru (809 million euros), accounting for the bulk of the total.

Regarding the second point – repatriation of funds – Telefónica repatriated 2,250 million euros from Latin America in 2007, mostly through inter-group loans (repayment of principal and interest payment), capital decreases (1,398 million euros) and dividends (852 million euros) and the rest as interest and the payment of management fees.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place. The Currency Administration Commission (CADIVI) was set up to manage the exchange control system and determine authorizations of currency sales. This body has issued a number of regulations ("providencias") governing the types of currency sales in Venezuela at the official exchange rate. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) "Remittance of earnings, profits, income, interest and dividends from international investment." Telcel, the Group’s subsidiary in Venezuela, obtained approval on 137 million US dollars under this heading in 2006 and 240 million US dollars in 2007. The final dividend of 365 million US dollars proposed recently is pending approval. Accordingly, the Group will have to continue obtaining the necessary authorizations in future for requests submitted to the CADIVI. It expects this to occur with the same diligence and frequency as in the past, enabling it to continue carrying out its businesses in Venezuela as normal and to repatriate funds from this country.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Telefónica, S.A. trades with credit entities with senior debt ratings of at least “A.” In Spain, where most of the Group’s derivatives portfolio is, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, thus limiting the risk to the net position. Wherever operations allow, Telefónica, S.A. attempts to net risk positions with the various counterparties when arranging new trades. For example, if it takes a “pay” position in currency D, it will look for counterparties that have a “receive” position and it will settle with them when the conditions of the trade warrant. This reduces its potential credit risk. If the rating of a counterparty falls below “A,” it will study on a case-by-base basis whether to cancel the trades. The factors considered are: the period of the trade, whether the global position is a debtor position (no current credit risk) or creditor position, and the new rating.

For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

The Telefónica Group considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with its risk-management policy.

Therefore, the Group’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of their business plans in their ordinary management.

For this, uniform policies, procedures, authorization lines and management practices are established for all Group companies bearing in mind the individual needs and international best practice in this area, and including the commercial credit-risk management model in the Group’s decision-making process, at both the strategic and the day-to-day operations level.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a General Framework, revised annually based on the conditions of the market and countries where the Group operates. The General Framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (short- and long-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica, S.A., the company which places the bulk of the Group’s surpluses, the maximum placement in 2007 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by S&P and Moody’s, respectively.

The Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Group (Note 20).

Capital management

The finance department of Telefónica, S.A., which is in charge of the Group's capital management, takes into consideration several factors when determining the company’s capital structure.

The first is the consideration of cost of capital at all times to achieve a combination that optimizes this. For this, the company monitors the financial markets and updates to standard industry approaches for calculating cost of capital (WACC, weighted average cost of capital) in determining this variable. The second, a gearing ratio that enables the Company to obtain and maintain the desired credit rating over the medium term, and with which the Company can use to match its potential cash flow generation and the alternative uses of this cash flow at all times.

These general arguments are rounded off with other considerations and specifics, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining the Company’s financial structure.

Derivatives policy

At December 31, 2007, the nominal value of outstanding derivatives with external counterparties amounted to 130,715 million euros. This amount is just 8.7% higher than in 2006 (120,267 million equivalent euros). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For instance, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using an FRA. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid problems arising through error or a failure to understand the real position and its associated risks.

The Group’s derivatives policy emphasizes the following points:

1)    Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with IFRS requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, i.e. hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by the various accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2)    Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of breadth to certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

Sometimes, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3)    Matching the company contracting the derivative and the company that owns the underlying.

Generally, Telefónica aims to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether Group companies or the banks).

4)    Ability to measure the derivative’s market value using the valuation systems available to the Group.

Telefónica uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)    Sale of options only when there is an underlying exposure.

Options can only be sold when: i) there is an underlying exposure (on the balance sheet or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

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

6)    Hedge accounting:

The main risks that may qualify for hedge accounting are as follows:

•      Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•      Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•      Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•      Variations in the valuation of any financial asset, particularly shares of companies held in the available-for-sale portfolio.

 Regarding the underlying,

•      Hedges can cover all or part of the value of the underlying.

•      The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•      The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that hedges have longer terms than the contractual underlying that they cover. This happens when Telefónica enters into long-term swaps, caps or collars to protect itself against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and the company commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•      Fair value hedges.

•      Cash flow hedges, which can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, interest rates above 4%). In this last case, the hedging instrument used its options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of the option are taken to the income statement.

•      Hedges on net investment in consolidated foreign subsidiaries. Generally such hedges will be arranged by Telefónica, S.A. and the other Group holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for nonresident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (Czech crown, pound sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances the Group uses derivatives, either forwards or cross-currency swaps to hedge the net investment. “Pay fixed-rate foreign currency” cross-currency swaps are valued using the forward method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to equity). “Pay floating rate foreign currency” swaps are valued by the spot method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to the income statement). As an exception to this general rule, for currencies with high interest spreads to the euro (such as the Brazilian real) the Group opts for short-term structures (around 1 year) and uses the spot rate method even when it is paying fixed-rate foreign currency, to make the income statement easier to understand. Hedges using forwards are analyzed on a currency-by-currency basis. Where technical market issues arise or the perception of exchange rate risk changes, the Group may decide to cancel the designation of a position as a hedge early, irrespective of its maturity. Similarly, for hedging positions nearing maturity (less than 3 months), due to technical market reasons such as liquidity etc., maturity may be brought forward (by taking an offsetting position or selling the derivative in the market). If it has been decided not to renew the hedge, the designation will be cancelled and the transaction can then be treated as effectively the same as the hedge reaching maturity. Otherwise, the hedge can be renewed early, in which case the first hedge’s designation is cancelled and the new hedge designated in its stead. Sometimes, a derivative-based hedge may be renewed using foreign currency debt instruments.

Hedges can comprise a combination of different derivatives.

There is no reason to suppose management of accounting hedges will be static,with an unchanging hedging relationship lasting right through to maturity. In fact, hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting the Group’s share capital. The designation of hedges may therefore be cancelled, before maturity, either because of a change in the underlying or because of a change in perceived risk on the underlying. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficacy of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in fair value or in the cash flows attributable to the hedge would offset the changes in fair value or cash flows attributable to the hedged risk, using a linear regression model in the analysis.

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

The breakdown of the financial results in 2007, 2006 and 2005 is as follows:

Millions of euros	12/31/07	12/31/06	12/31/05
Finance income
Interest income	524	883	581
Dividends received	72	71	33
Other finance income	107	128	16
Total	703	1,082	630

Finance costs
Contractual interest expenses (IRR)	3,181	3,612	2,236
Less: amount capitalized	-	-	-
Ineffective portion of cash flow hedges	43	(4)	-
Ineffective portion of hedges of net investment in	-	-	-
foreign operations
Discount to present value of provisions and other liabilities	200	138	170
Changes in fair value of financial assets at fair	(25)	55	28
value through profit and loss:
» Held for trading	(27)	42	20
» Voluntary designation	2	13	8
Changes in fair value of financial liabilities at fair	4	24	(52)
value through profit and loss:
» Held for trading	4	24	(52)
» Voluntary designation	-	-	-
Transfer from profit and loss from cash flow hedges	17	14	(44)
Transfer from equity to profit and loss from available - for-sale assets	107	-	-
Gain/(loss) on fair value hedges	(75)	79	70
Loss/(gain) on adjustment to items hedged by fair value hedges	102	(41)	12
Total finance costs	3,554	3,877	2,420

The breakdown of the Group’s derivatives at December 31, 2007, their fair value at year-end and the expected maturity schedule is as follows:

	Millions of euros
Derivatives	Fair value 12/31/07	Notional value Maturity
		2008	2009	2010	Subsequent years	Total
Interest rate hedges	(342)	118	1,033	(90)	1,009	2,070
Cash flow hedges	(278)	133	1,030	(72)	4,550	5,641
Fair value hedges	(64)	(15)	3	(18)	(3,541)	(3,571)
Exchange rate hedges	1,104	35	887	2,413	1,459	4,794
Cash flow hedges	1,168	414	887	2,413	1,459	5,173
Fair value hedges	(64)	(379)	0	0	0	(379)
Interest and exchange rate hedges	589	(123)	(217)	221	3,265	3,146
Cash flow hedges	382	481	0	224	3,307	4,012
Fair value hedges	207	(604)	(217)	(3)	(42)	(866)
Hedge of net investment in foreign
operations	61	(1,876)	(943)	(550)	(1,396)	(4,765)
Derivatives not designated as hedges	(262)	551	(2,155)	(2,157)	3,459	(302)
Interest rate	(64)	(1,411)	(626)	(480)	2,358	(159)
Exchange rate	(270)	2,470	(1,296)	(1,539)	1,026	661
Interest and exchange rate	72	(508)	(233)	(138)	75	(804)

For hedges, the positive amount is in terms of fixed “payment”

For exchange rate hedges, a positive amount means payment in functional vs. foreign currency.

A list of derivative products entered into at December 31, 2007 and 2006 is provided in Appendix III.

(17) TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. In 2007, the consolidated tax group comprised 39 companies (43 in 2006).

Modification of tax rates

In several countries where the Telefónica Group operates, the tax authorities have passed legislation modifying income tax rates. In this respect, the tax rate in Spain was reduced from 35% to 32.5% in 2007 and to 30% from January 1, 2008. Similarly, in the UK the tax rate will decrease from 30% to 28% in 2008 and in Germany from 38.6% to 29.8%. The income tax rate in the Czech Republic will fall from 24% in 2007 to 21% in 2008, 20% in 2009 and 19% in 2010.

This amendment reduces the tax rate applicable to affected companies’ profits, but also means less can be claimed back on tax losses carried forward from previous years on the accompanying consolidated balance sheet.

Based on estimates of taxable income and recovery of the deferred tax assets and liabilities recognized on the consolidated balance sheet, the Company quantified the impact of this change on the 2006 financial statements attributable to Spanish companies, recognizing a 355 million euro charge to “Income tax expense”, and a 14 million euro charge directly in equity. In addition, due to the changes in estimates made as a result of operations during the year indicated above, a tax revenue of 36 million euros was recognized in in 2007 under “Income tax expense.”

Deferred income tax

The movements in deferred taxes in 2007 and 2006 are as follows:

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2006	8,701	4,700
Increases	762	339
Decreases	(1,345)	(462)
Changes to tax rates	(245)	(281)
Transfers	(28)	(56)
Net international movements	-	(122)
Company movements and others	(16)	(192)
Balance at December 31, 2007	7,829	3,926

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2005	8,385	2,477
Increases	2,841	738
Decreases	(2,997)	(419)
Changes to tax rates	(450)	(81)
Transfers	4	(65)
Net international movements	(65)	(50)
Company movements and others	450	(88)
Tax effect O2 allocation	533	2,188
Balance at December 31, 2006	8,701	4,700

Tax credits for loss carryforwards

The tax loss carryforwards in Spain at December 31, 2007 at the main Group companies totaled 3,851 million euros (3,561 million euros for the Tax Group), of which 332 million and 3,229 million were incurred in 2003 and 2002, respectively. These can be utilised over a maximum of 15 years.

The balance sheet at December 31, 2007 includes a 481 million euro deferred tax asset corresponding to 1,567 million euros of tax loss carryforwards.

The 2002 income tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.). This arose through the transfer of certain holdings acquired in previous years where the fair value differed from the carrying amount (underlying book value) as a result of having implemented article 159 of the Spanish Corporation Law. However, as past rulings by the tax authorities differ from the interpretation being put forward by the Company, no adjustment has been made to the financial statements in this respect.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company has begun procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No accounting adjustments have been made until the Company receives a ruling on this procedure.

O2 Germany GMBH, the O2 Group’s German subsidiary, has tax loss carryforwards amounting to 5,746 million euros, of which 396 million euros have been recognized as deferred tax in line with the prospects of generating future taxable earnings.

Unused tax credits recorded on the consolidated balance sheet at the Latin American subsidiaries at December 31, 2007 totaled 370 million euros, of which 217 million and 96 million euros corresponded to Brasilcel and the Argentine operators, respectively.

Deductions

In the consolidated balance sheet at December 31, 2007, the Group had capitalized 1,889 million euros of tax credits in connection with double tax deductions, export activity tax credits and a tax credit associated with the reinvestment of the capital gain.

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the balance sheet, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities. The sources of deferred tax assets and liabilities from temporary differences recorded at December 31, 2007 and 2006 are as follows:

	Millions of euros
	2007		2006
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment	862	380	629	469
Intangible assets	55	2,469	36	3,151
Personnel commitments	1,528	17	1,550	3
Provisions	635	2	758	180
Investments in subsidiaries, associates and joint ventures	1,221	196	957	393
Other	392	862	549	504
Total	4,693	3,926	4,479	4,700

Tax payables and tax receivables

Current tax payables and receivables at December 31, 2007 and 2006 are as follows:

	Millions of euros
	Balance at 12/31/07	Balance at 12/31/06
Taxes payable:
Tax withholdings	155	108
Indirect taxes payable	718	1,162
Social Security	184	202
Current income taxes payable	561	903
Other	539	466
Total	2,157	2,841

	Millions of euros
	Balance at 12/31/07	Balance at 12/31/06
Tax receivables:
Indirect tax receivables	507	919
Current income taxes receivable	368	520
Other	135	115
Total	1,010	1,554
Reconciliation of book profit before tax to taxable income

The reconciliation of the book profit before tax to the taxable income for corporate income tax purposes and the determination of the corporate income tax expense for 2007, 2006 and 2005 is as follows.

	Millions of euros
	2007	2006	2005
Book profit before tax	10,684	6,764	6,607
Tax expense at prevailing statutory rate	3,472	2,367	2,312
Effect of statutory rate in other countries	458	199	(71)
Variation in tax expense from new taxes	(22)	6	-
Permanent differences	(1,893)	553	223
Changes in deferred tax charge due to changes in tax rate	(36)	355	2
Capitalization of tax deduction and tax relief	(200)	(1,375)	(138)
Use of loss carryforwards	(203)	(144)	(307)
Increase/(decrease) in tax expense arising from temporary differences	(8)	(46)	(54)
Consolidation adjustments	(3)	(133)	(58)
Adjustments to provision to return	-	(1)	(5)
Corporate income tax charge	1,565	1,781	1,904
Breakdown of current/deferred tax expense
Current tax expense	2,152	3,116	2,610
Deferred tax expense	(587)	(1,335)	(706)
Total corporate income tax charge	1,565	1,781	1,904

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.

In 2007, the Company recognized a tax credit arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. (see Note 2) as a difference between the tax and book value of the Endemol shares at the time of disposal. The positive impact recognized in “Income tax expense” in the consolidated income statement for the year amounted to 914 million euros, present in the table above under “Permanent differences.”

Also included under “Permanent differences” is the accounting gain on this disposal, of 1,368 million euros, and the accounting gain on the disposal of Airwave for 1,296 million euros (see Note 2).

On September 25, 2002, tax inspections commenced at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company. The taxes inspected were corporate income tax (for the years from 1998 to 2000) and VAT, tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax and nonresident income tax (1998 to 2001). The tax audits were concluded in 2005. The final outcome of the tax assessments is not expected give rise to significant additional liabilities on the Telefónica Group consolidated financial statements.

These assessments, which included settlement agreements and imposed fines on Telefónica, S.A. were signed by the company in disagreement in October 2004 and July 2005. The total amount of the assessments was 140 million euros.

In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the appealed settlements and penalties be suspended by providing the appropriate guarantees. On July 26, 2007 the lawsuit was formalized, with Telefónica, S.A. providing expert testimonies supporting its allegations. In December, the parties submitted the evidence on which their cases were based.

In addition, on June 17, 2006, a new inspection commenced. The taxes and years subject to review are corporate income tax for the years 2001 to 2004, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for 2002 to 2004. The inspections are not yet complete, but it is considered unlikely that the current actions of the tax authorities will give rise to significant additional liabilities.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit currently in progress, the Tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax, non-resident income tax and VAT; and the years since 2001 for corporate income tax (since 2001 and 2000, respectively, for the other Spanish companies).

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

-      The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

-      The last four years in Ecuador, Nicaragua, Peru and Venezuela.

-      The last three years in Chile, El Salvador, the US and Panama.

-      The last three years at the O2 Group. In addition, the period between March 2001 and March 2004 is open to inspection at O2 UK and O2 Third Generation.

The tax audit of the open years is not expected to give rise to additional significant liabilities for the Group.

(18) DISCONTINUED OPERATIONS

None of the Group’s main operations were discontinued in 2007.

In 2006, Telefónica, Publicidad e Información, S.A.’s (TPI) operations were discontinued. The disposal of this investment (see Note 2) represented the Telefónica Group’s exit from the directories business.

TPI’s results in 2006 and 2005 until the effective date of its sale in 2006 are as follows:

Millions of euros	2006	2005
Operating income	270	654
Operating expense	(219)	(459)
Operating profit (loss)	51	195
Financial income (loss)	(4)	(5)
Profit before minority interests and tax	47	190
Corporate income tax	(14)	(66)
Profit for the year from a discontinued operation	33	124

Net cash flows in 2006 and 2005 until the effective date of its sale in 2006 are as follows:

Millions of euros	2006	2005
From operating activities	65	134
From/(used in) investing activities	(7)	(14)
From/(used in) financing activities	(141)	(124)
Foreign currency risk	(2)	3
Total increase/(decrease) in net cash	(85)	(1)

 The gain on the sale of this company was as follows:

Millions of euros
Non-current assets	69
Current assets	286
Non-current liabilities	(78)
Current liabilities	(271)
Total	6
Sale price	1,838
Gain on disposal	1,832

The tax expense generated by the disposal of this company was 269 million euros.

Although TPI remained fully operational in 2005, its earnings results are presented under “Profit after taxes from discontinued operations” on the consolidated 2005 income statement for comparison purposes.

(19) REVENUE AND EXPENSES Net sales and services:

The breakdown of sales and services rendered is the following:

Millions of euros	2007	2006	2005
Services rendered	52,436	49,241	34,519
Net sales	4,005	3,660	2,864
Total revenue	56,441	52,901	37,383

Other income

The breakdown of this heading is as follows:

		Millions of euros
	2007	2006	2005
Non-core and other current operating income	601	517	437
Internal expenditures capitalized	708	719	601
Government grants	57	47	75
Gain on disposal of assets	2,898	288	303
Total	4,264	1,571	1,416

Gain on the disposals of assets mainly include the gains on the sales during the year of the holdings in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 1,296 million and 1,368 million euros, respectively (see Note 2).

Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties, which amounted to 161, 100 and 66 million euros in 2007, 2006 and 2005, respectively.

The figure for 2006 includes the gain of 142 million euros obtained from Telefónica’s acceptance of the takeover bid for Sogecable (see Note 13).

The figure for 2005 includes 80 million euros of proceeds from the sale of the 14.41% shareholding in US company Infonet Services Corporation, Inc. and 56 million euros from the offering of Endemol shares.

Other expenses

The breakdown of this heading in 2007, 2006 and 2005 is as follows:

Millions of euros	2007	2006	2005
Leases	938	900	489
Advertising	2,198	2,071	1,665
Other external services	6,854	6,259	4,503
Taxes other than income tax	974	905	781
Other operating expenses	303	220	228
Changes in trade provisions	666	609	471
Losses on disposal of non-current assets	148	131	75
Total	12,081	11,095	8,212

In 2007, 2006 and 2005, research and development costs recognized directly in profit and loss are not significant.

Estimated schedule

The estimated payment schedule for the next few years on operating leases and acquisition commitments is as follows:

31/12/2007	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	Over 5 years
Operating leases	5,432	812	1,426	1,036	2,158
Purchase commitments	2,388	1,407	549	232	200

The main finance lease transactions are described in Note 22.

Personnel expenses

The breakdown of “Personnel expenses” is as follows:

	Millions of euros
	2007	2006	2005
Wages, salaries and other personnel expenses	6,694	6,539	4,921
Personnel reorganization expenses	1,199	1,083	611
Total	7,893	7,622	5,532

Personnel reorganization expenses recorded by the Group include the costs of the Telefónica de España labor force reduction program of 361, 934 and 578 million euros in 2007, 2006 and 2005, respectively (see Note 15.a).

The heading also includes the impact of the various staff reduction plans undertaken in 2007 (see Note 15.a), which amounted to 838 million euros.

Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2007, 2006 and 2005, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with its segment reporting.

	2007		2006		2005
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	37,688	35,792	39,169	38,616	40,588	39,613
Telefónica Latin America	48,844	49,946	48,315	47,833	46,004	47,175
Telefónica Europe	29,249	29,305	26,248	27,844	9,888	10,531
Subsidiaries and other companies	128,271	133,444	111,744	118,703	95,675	107,380
Total	244,052	248,487	225,476	232,996	192,155	204,699
TPI Group	-	-	1,661	-	2,931	2,942
Total	244,052	248,487	227,137	232,996	195,086	207,641

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2007 were 116,949 and 123,592, respectively.

Of the final headcount at December 31, 2007, approximately 47.6% are women.

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

At December 31, 2007, a total of 32,865 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (36,209 and 45,662 at December 31, 2006 and 2005, respectively). The contributions made by the various companies in 2007 amounted to 95 million euros (95 and 94 million euros in 2006 and 2005, respectively).

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

With regard to investee Atento Brazil, a number of labor disputes are underway with the Brazilian Social Security Institute (INSS) and the Regional Labor Department. The claims amount to approximately 58 million euros. The company has obtained reports from external advisors confirming the reasonableness of the actions carried out in this respect.

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2007	2006	2005
Depreciation of property, plant and equipment	6,497	6,636	5,217
Amortization of intangible assets	2,939	3,068	1,476
Total	9,436	9,704	6,693

Estimated amortization over the next five years of intangible assets on the consolidated balance sheet at December 31, 2007 is as follows:

Millions of euros	Total
2008	2,758
2009	2,497
2010	2,256
2011	1,690
2012	1,459

Net finance results

Note 16 provides a breakdown of the various components of financial results in 2007 and comparison with 2006 and 2005.

Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares issued) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2007	2006	2005
Profit attributable to ordinary equity holders of the parent from continuing operations	8,906	4,650	4,375
Profit attributable to ordinary equity holders of the parent from discontinued operations	-	1,583	71
Total profit for calculating basic earnings per share attributable to equity holders of the parent	8,906	6,233	4,446
Adjustment for dilutive effects of the conversion of potential ordinary shares	-	-	-
Total profit for the purposes of calculating diluted earnings per share attributable to equity holders of the parent	8,906	6,233	4,446

No. of shares	Thousands
	2007	2006	2005
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,758,707	4,778,999	4,870,852
Dilutive effect of conversion of potential ordinary shares
- Endemol employee share option plans	-	421	833
- Terra Lycos employee share option plans	-	-	22
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,758,707	4,779,420	4,871,707

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. Specifically, an adjustment was made for the distribution of part of the share premium via the delivery of shares (1-for-25) approved at the General Shareholders’ Meeting of May 31, 2005, which was carried out in June 2005.

There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2007	2006	2005	2007	2006	2005	2007	2006	2005
Basic earnings per share	1.872	0.973	0.898	-	0.331	0.015	1.872	1.304	0.913
Diluted earnings per share	1.872	0.973	0.898	-	0.331	0.015	1.872	1.304	0.913

(20) SHARE-BASED PAYMENT PLANS

In 2007 and 2006, the Telefónica Group maintained the following shared-based payment plans linked to the share price of Telefónica, S.A. or one of its subsidiaries.

a)    Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The Plan is initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

-        The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

-        The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica's TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

The maximum number of the shares issuable in each of the two outstanding phases at December 31, 2007 is as follows:

	No. of shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 23 and 8 million euro of employee benefits expenses recorded in 2007 was made in equity.

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

b)    Telefónica, S.A. share option plan targeted at employees of O2: (O2 Performance Cash Plan)

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the O2 Group. This plan entails delivery to O2 executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the values at the delivery date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (12.83 euros) was taken as the reference.

The estimated duration of this plan is also 7 years, with 5 phases, each of three years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average	0%
•	Average	30%
•	Equal to or higher than the third quartile	100%

The number of options assigned to the two phases outstanding at December 31, 2007 is 794,473 and 632,027, respectively.

The fair value of the options delivered in the second phase at December 31, 2007 was 13.33 euros per option. The fair value of the options delivered in the first phase at that date was 18.89 euros per option (16.86 euros at December 31, 2006). This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.

c)    Terra Networks, S.A. (now Telefónica, S.A.) share option plan

The Terra Networks, S.A. share option plan was approved at the Shareholders’ Meeting on October 1, 1999 and implemented by Board of Directors’ resolutions adopted on October 18, 1999 and December 1, 1999.

The plan provides, through the exercise of the share options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares of Terra Networks, S.A.

As a result of the Telefónica, S.A. and Terra Networks S.A. merger approved at the General Shareholders’ meeting held on May 31, 2005 and recorded in the Madrid Mercantile Register on July 16, 2005, Telefónica, S.A. took over responsibility for Terra Networks S.A.’s outstanding share option plans.

Consequently, the options on Terra Networks, S.A. shares were automatically translated into options on Telefónica, S.A. shares at the exchange ratio used in the merger.

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

4.     At the exercise date, the options may be either equity-settled in Terra Networks, S.A. (now Telefónica, S.A.) shares, once the beneficiary has paid the option exercise price, or net cash-settled.

At December 31, 2007 all options outstanding were cancelled.

The movement in 2007, 2006 and 2005 is as follows:

	Number of options	Average exercise price (euros)
Options outstanding at December 31, 2004 (on Terra shares)	2,383,820	14.21
Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	529,738	63.95
Options granted	33,276	27.50
Options expired/cancelled	(445,114)	70.67
Options outstanding at December 31, 2005	117,900	28.28
Options granted	13,278	22.70
Options expired/cancelled	(78,067)	31.12
Options outstanding at December 31, 2006	53,111	22.70
Options expired/cancelled	(53,111)	22.70
Options outstanding at December 31, 2007	-	-

d)    Share option plan of Terra Networks, S.A. (now of Telefónica, S.A.) resulting from the assumption of Lycos, Inc.’s share option plan

Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to take over Lycos, Inc.’s share option plan.

At the time of the sale of all the shares in Lycos, Inc. in 2004, it was agreed that Terra Networks, S.A. would remain responsible for the obligations arising from share options on Terra Networks, S.A. shares to beneficiaries of Lycos, Inc. although Lycos, Inc. could carry out, on behalf of and at the expense of Terra Networks, S.A. whatever actions were necessary or advisable in relation to the exercise of the options by the beneficiaries.

After the merger of Terra Networks, S.A. into Telefónica, S.A., these options became options on Telefónica, S.A. shares.

At December 31, 2007, employees of Lycos, Inc. had outstanding options on 93,269 shares, at a post-merger weighted average price of 68.18 US dollars.

The movement in 2007, 2006 and 2005 is as follows:

	Number of options	Average exercise price (USD)	Average share price (USD)
Options outstanding at December 31, 2004 (on Terra shares)	10,863,239	20.39
Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	2,414,053	91.76
Options exercised	(161,982)	17.47	20.39
Options expired/cancelled	(1,724,646)	108.58
Options outstanding at December 31, 2005	527,425	59.57
Options exercised	(124,974)	14.37	15.68
Options expired/cancelled	(287,204)	76.15
Options outstanding at December 31, 2006	115,247	67.26
Options expired/cancelled	(21,978)	63.38
Options outstanding at December 31, 2007	93,269	68.18

The breakdown of options outstanding at December 31, 2007 is as follows:

Range of exercise prices (USD)	Number of options outstanding	Average exercise price (USD)	Average remaining exercise period (years)
54,90 – 68,90	72,682	58.25	2.30
74,65 – 136,13	20,587	103.22	1.74
Options outstanding at December 31, 2007	93,269	68.18	2.17

e)     Telefónica, S.A. share option plan aimed at employees of Endemol (“EN-SOP Program”).

In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol and to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment of a Telefónica, S.A. share option plan targeted at the employees of Endemol Entertainment N.V. and its subsidiaries, known as the EN-SOP Program.

This program consisted of granting to the beneficiaries (all the Endemol Group’s permanent employees on January 1, 2001, who are not participating in another similar share or share option plan), effective January 1, 2001, 2002, 2003 and 2004, of a certain number of purchase options on Telefónica, S.A. shares. The exercise period of the options is four years from the grant date, and the options may be exercised at a rate of one-half per year, three and four years after the related grant date.

The option exercise price was the related annual reference value set on each grant date, and the exercise terms are the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

The options could be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, through a net-equity or cash settlement.

The disposal of the holding in Endemol by Telefónica in 2007 led to the cancellation and settlement of the plan. It was no longer in effect at December 31, 2007.

The movement in 2007, 2006 and 2005 is as follows:

	Number of options	Average exercise price (euros)	Average share price (euros)
Options outstanding at December 31, 2004	6,682,799	11.54
Options exercised	(492,277)	11.88	13.82
Options expired/cancelled	(1,280,688)	14.29
Options outstanding at December 31, 2005	4,909,834	10.78
Options exercised	(1,824,754)	10.34	12.72
Options expired/cancelled	(336,326)	10.81
Options outstanding at December 31, 2006	2,748,754	11.07
Options exercised	(1,734,755)	10.39	16.39
Options expired/cancelled	(1,013,999)	12.24
Options outstanding at December 31, 2007	-	-

Of all the options exercised in 2007, 4,750 were equity-settled (3,050 and 1,525 options in 2006 and 2005, respectively) (see Note 12) and the remainder cash-settled for an amount of 10 million euros (4.86 and 1.02 million euros in 2006 and 2005, respectively).

(21) OTHER INFORMATION

a)   Litigation

Telefónica and its group companies are party to several lawsuits which are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

It is reasonable to assume that this litigation will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome. The Company also has the support of reports by its legal counsel. We highlight the following unresolved cases:

1.    Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

Sintel, a former subsidiary of Telefónica was declared bankrupt in 2001. As a result of the voluntary bankruptcy proceeding heard by Madrid Court of First Instance no. 42 (case 417/2001), two criminal proceedings commenced which affect Telefónica.

In the first proceeding (“Abbreviated” proceeding no. 273/2001) being heard by Central Examining Court No. 1, on September 24, 2002, Telefónica and Telefónica de España,
S.A.U. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

The second proceeding (Preliminary proceeding No. 362/2002), being heard by Central Examining Court no. 1, was for a possible offence of extortion. This proceeding was subsequently assimilated to the preliminary proceedings in case No. 273/2001 above.

The two proceedings were combined in April 2004. The motion filed by counsel for Telefónica to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. Nonetheless, to date no liability has been established against Telefónica and the plaintiffs’ claim in this regard has been explicitly dismissed.

In its ruling of December 12, 2007, Examining Court No. 1 changed into an “Abbreviated” proceeding the suit for bankruptcy due to criminal negligence and crimes against the Spanish Treasury, charging those that could be responsible, all managers and directors of Sintel, S.A., long after the sale of the company by Telefónica.

2.	Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica

Proceedings derived from the takeover bid

2.1.     On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, Terra Networks, S.A. and certain directors of Terra Networks, S.A

The actions alleged mainly that the takeover bid by Telefónica was the result of noncompliance with the fiduciary commitments of this company, and of the Board of Directors of Terra Networks, S.A. Since the actions were brought, both have remained inactive.

2.2.     The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review at the National Appellate Court, Telefónica appears as an intervening non-party, against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica for Terra Networks, S.A.

The appeal was rejected by the National Appellate Court via ruling issued January 27, 2006, against which ACCTER filed an administrative appeal. The Third Section of the Supreme Court has yet to rule on the admissibility of this appeal.

Proceedings derived from the merger

2.3.	On June 30, 2005, ACCTER and its President, on his own account, filed a complaint contesting the merger resolution adopted at the Shareholders’ Meeting of Terra Networks, S.A. of June 2, 2005.

The Court of First Instance rejected the claim and the plaintiffs filed an appeal which has yet to be resolved.

2.4.    On September 26, 2006, Telefónica and one of its directors were notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract by Telefónica with the shareholders of Terra in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. The court date has been set for July 19, 2008.

3.        Claim at the ICSID

As a result of the enactment by the Argentine government of Public Emergency and Exchange Rules Reform Law 25,561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, were affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso (ARS 1) to one US dollar (USD1).

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

On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract approved by Royal Decree-Law 2332/90 pursuant to the provisions of Article 9º of Law 25,561.

Among other issues, this memorandum of understanding envisaged the suspension by Telefónica de Argentina and Telefónica for a period of 210 working days, of proceedings for all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of the emergency situation established by Law Nº 25,561 with regard of the Transfer Agreement and the license granted to the Company. The suspension came into force on October 6, 2006.

This preliminary agreement could put an end to the litigation.

As the initial stay expired, Telefónica requested a six-month extension starting October 5, 2007 which the Argentina government did not oppose. The courts agreed to extend the stay.

4.        Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 1, 2004, the TDC ruled that Telefónica de España, S.A.U. had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting of the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialling arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of de 57 million euros.

Telefónica de España, S.A.U. filed an appeal for judicial review of this decision.

On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal to overturn the Supreme Court ruling in which Telefónica appeared.

5.        Cancellation of the UMTS license granted to Quam GMBH in Germany.

In December 2004, the German Regulatory Authority for Telecommunications and Post (RegTP) revoked the UMTS license granted to Quam GMBH in 2000. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. There were two main parts to this claim: the first seeking to uphold the suspension of the license revocation order issued by the RegTP, and the second, in the event the first did not prosper, seeking the total or partial repayment of the original amount paid for the license.

Towards the end of February 2007, Quam filed allegations, and the public hearing was scheduled for April 25, 2007. At the hearing, the court issued a ruling rejecting Quam’s claim. This rule has been appealed.

6.        Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España, S.A.U.’s broadband pricing policy.

On February 22, 2006, Telefónica was sent a statement of objections, initiating disciplinary proceedings for conduct that goes against Article 82 of EC Treaty rules. Subsequently, on July 9, 2007, the European Commission issued a decision, imposing a 152 million euro fine on Telefónica and Telefonica de España S.A.U. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology from September 2001 to December 2006. Telefónica de España, S.A.U. and Telefónica both filed appeals to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain also lodged an appeal to overturn the decision.

7.        Proceedings by Agência Nacional de Telecomunicações (ANATEL) against various companies from the Brasilcel, N.V. Group (Telerj Celular, S.A., Telems Celular, S.A., Tele Centro Oeste Celular Participaçoes, S.A., and others) regarding the inclusion of interconnection revenues and revenues from network usage by operators in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

The Brasilcel, N.V. (VIVO) Group operators appealed ANATEL’s decision modifying the basis for calculating amounts payable into the Fund for Universal Access to Telecommunications Services (FUST for its initials in Portuguese), a fund to pay for telecommunications services providers’ obligations to provide universal service (wireline and wireless). The FUST’s income consists of 1% of the operators’ gross operating revenues.

According to ANATEL criteria, revenues obtained from transfers received by other operators (interconnection and network usage) should be included in FUST’s taxable income, with no deduction of interconnection expenses from the tax base.

The operators of Brasilcel, N.V., together with other wireless operators, requested a stay of execution in order to be able to continue calculating the FUST calculation basis exclusive of said revenues. Their petition was rejected on January 24, 2006. However, on March 13, 2006, the plaintiffs were granted an injunction allowing that revenues from transfers received by other operators be excluded from the base for calculating the FUST’s taxable income.

In addition, at the same time Telecomunicações de São Paulo, S.A. - Telesp and Telefónica Empresas S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado), requested an injunction that would allow them to continue including these revenues and deducting expenses from FUST’s taxable income. The request was rejected on January 9, 2006. On April 17, 2006 an injunction was granted, allowing ANATEL’s decision to modify the revenues included in taxable income for the FUST’s calculation to not have any retroactive effect.

8.        Appeal for judicial review against the ruling of the Central Economic-Administrative Tribunal dated February 15, 2007 rejecting several economic-administrative claims filed by Telefónica against assessments from the National Inspection Office of the Spanish Treasury related to consolidated taxes in 1998, 1999 and 2000.

See Note 17 for unresolved proceedings regarding corporate income tax.

9.        Proceeding before Prague District Court no. 3 initiated by Telefónica O2 Czech Republic, a.s. against the ruling of the Czech Telecommunications Office dated December 22, 2003 (Reference nº 27865/2003-603/IV).

On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom, a.s. (now Telefónica O2 Czech Republic, a.s.) to pay T-mobile Czech Republic, a.s. (T-mobile) 898,606,196 Czech crowns in interconnection fees (call termination) for the period from January to November 2001.

At the petition of Telefónica O2 Czech Republic, a.s., the court granted a stay of execution on the Czech Telecommunications Office’s ruling during the judicial procedure.

On October 27, 2006, the District Court of Prague issued a ruling rejecting Telefónica O2 Czech Republic’s action, considering that the decision corresponded to an administrative proceeding. This ruling was appealed and upheld by the Appellate Court, bringing the civil proceeding to an end.

As a result, Telefónica O2 Czech Republic, a.s. filed a new suit before the administrative courts requesting that the execution of the Czech Telecommunications Office’s ruling be suspended. The procedure arising from this suit is still pending.

Although this administrative procedure had yet to be resolved, in 2007 T-mobile asked Prague District Court 3 to execute the ruling of December 23, 2003 entailing an amount of 1,859,277,925.29 Czech crowns (in principal and interest). The court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic, a.s. pursuant to a request by Telefónica O2 Czech Republic, s.a., this execution has been suspended until a final ruling by the Courts on the case is handed down.

Recently, Telefónica O2 Czech Republic, a.s. requested that the execution ordered by Prague District Court 3 be ruled inadmissible. No ruling has been made.

10.      Suit filed by the Treasury of São Paulo (Brazil) against Telecomunicações de São Paulo, S.A. -Telesp.

Three lawsuits were filed by the State Treasury of São Paulo against Telecomunicações de São Paulo, S.A. –Telesp (“Telesp”) in relation to the Merchandise Cirulation Tax (ICMS), similar to the VAT levied on telecommunications services, applicable to revenue from international calls during different periods between 1996 and 1999. The amount claimed is approximately 168 million euros.

Two of the administrative procedure concluded with an unfavorable ruling for Telesp. The company filed the related appeals, but no judicial rulings have been issued as of yet. No administrative ruling has been issued on the third.

In accordance with applicable legislation and the services provided by Telesp in this period (which did not include international carrier services, as these were provided by another operator at the time), the company considers that it is not liable for the tax claimed by the Brazilian tax authorities.

b)       Commitments

Agreements with Portugal Telecom (Brazil)

On January 23, 2001, Telefónica, S.A. and its now defunct subsidiary Telefónica Móviles, S.A., and Portugal Telecom S.G.P.S., S.A. and its subsidiary PT Móveis, S.G.P.S., S.A., agreed to group together all their wireless telephony businesses in Brazil. They therefore undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. In addition, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulations and bylaws.

On October 17, 2002, Telefónica Móviles, S.A. and Portugal Telecom, S.G.P.S., S.A. and its subsidiary PT Móveis, S.G.P.S., S.A. entered into the definitive agreements (Shareholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

On July 29, 2006, the merger of Telefónica Móviles, S.A. into Telefónica, S.A. was filed with the Mercantile Register. As a result of this merger and the dissolution of Telefónica Móviles, S.A., Telefónica, S.A. retained all the rights and obligations of Telefónica Móviles, S.A. including those arising from the agreements signed with Portugal Telecom, S.G.P.S., S.A. and its subsidiary PT Movéis, S.G.P.S., S.A.

In accordance with the aforementioned definitive agreements, Telefónica, S.A. and the Portugal Telecom group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, Brasilcel N.V.’s governing bodies would deliberate with a simple majority. As for the quorum required to hold the Shareholders’ Meeting, attendance by shareholders representing the majority of share capital would suffice.

As for the Portugal Telecom Group’s right to sell its shares in Brasilcel N.V. to Telefónica, S.A. if its equity interest were diluted to below 40% during a period of six months, this put option expired on December 31, 2007.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, S.G.P.S., S.A., at PT Móveis, S.G.P.S., S.A or at any other subsidiaryof either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Medi Telecom (Morocco)

On June 15, 2006, Telefónica Móviles España, S.A.U., as shareholder of Medi Telecom, signed a new Shareholders’ Support Agreement together with PT Móveis – Serviços de Telecomunicações, S.G.P.S., SAL, HOLDCO, FINANCE.COM and RMA WATANYA (the last two form part of the BMCE Group) replacing the previous agreement dated October 12, 2000. This commitment requires the signatories, in line with their stake in the share capital of Medi Telecom, to provide the latter with up to 260 million euros of financial assistance in the event of non-compliance with financial covenants or a shortfall in funds at Medi Telecom that would prevent it from meeting its debt servicing obligations. If Medi Telecom attains certain levels of operating earnings before amortization and depreciation during four consecutive quarters, and at the latest on the date of full repayment of its debt (i.e. 2012), this financial commitment will be automatically cancelled.

As a result of the loans and capital increases subscribed by, inter alia, Telefónica Móviles España, S.A.U., during 2003, the aforementioned commitment between the latter, PT MoveisServiços de Telecomunicações, SGPS, SAL and the BMCE group was reduced to 168 million euros at December 31, 2006, broken down as follows:

Telefónica Móviles España, S.A.U.: 54 million euros

PT Movéis – Serviços de Telecomunicações, S.G.P.S., S.A.L: 54 million euros

RMA WATANYA: 22 million euros

FINANCE.COM: 8 million euros

HOLDCO: 30 million euros

Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group has provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy) in which it owns an indirect stake through Telefónica Móviles,
S.A.U. and Solivella B.V. for the 365 million euros payable to the Italian government in connection with the grant of the license.

Telefónica, S.A. (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

In the wake of the decision by the Italian government to revoke the UMTS license granted to Ipse, the Company considered that, with the contractual conditions governing payment of the license having changed, Ipse was no longer obliged to pay the remaining amount and, accordingly, the principal obligation no longer existing, the bank guarantee and the partners’ counterguarantee (cash collateral) had become extinct. Consequently, the Company has lodged an appeal against the government to keep the guarantee from being executed and to return the cash collateral to the shareholders in their respective investments.

In defense of its interests, the Company was obliged to file a number of claims:

-      Requesting the cancellation of the revocation order.

-      Requesting reimbursement of said cash collateral to the Company’s shareholders.

-      Requesting acceptance by the Italian government of the return by Ipse 2000 of a further 5Mhz of spectrum granted to it following the award of the UMTS license, and requesting an 826 million euros reduction in payments owed (corresponding to the 5Mhz of spectrum).

-      Requesting cancellation of the amounts pending payment deriving from the award of the UMTS license, based on the new regulatory framework, which establishes a maximum annual price per 5Mhz lower than that set in the license awarded to Ipse 2000 SpA. This could imply a reduction with respect to the initial amount of some 1,200 and 2,300 million euros.

-      Requesting cancellation of the allocation by the Italian government of GSM frequencies free of charge.

The proceedings are at different hearings (civil court in Rome, appeal before the state countril, administrative court of Lazio) and a ruling is expected to be issued during the course of 2008.

In line with the above, in November 2007 and 2006, Ipse had to make its annual license payment; however, it asked for an injunction to enable it to defer any payment until after a decision had been made. At December 31, 2007, the amount outstanding for this concept was 602 million euros.

Commitments relating to audiovisual content (Telefónica de Contenidos)

At December 31, 2007, Telefónica de Contenidos had the following commitments relating to sports broadcasting rights:

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

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones S.A. ESP

Following the selection on April 7, 2006 of the bid presented by Telefónica Internacional, S.A.U. to become the strategic partner of Colombia Telecomunicaciones S.A. ESP, on April 18, 2006 Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones S.A. ESP signed a framework investment agreement (the “Framework Agreement”) establishing, inter alia, the following commitments on the part of Telefónica Internacional, S.A.U. Compliance with these commitments is guaranteed by Telefónica Internacional, S.A.U. via a pledge contract on the shares which Telefónica Internacional, S.A.U. holds in Colombia Telecomunicaciones S.A. ESP, signed on May 2, 2006.

-      Telefónica Internacional, S.A.U. undertakes not to sell, transfer, pledge, hand over the use of, or in any other manner encumber or dispose of its shares in Colombia Telecomunicaciones S.A. ESP during the first five years of the agreement (until April 28, 2011).

Since April 28, 2006, the shareholders of Colombia Telecomunicaciones S.A. ESP may offer, at any time and in a single package, all the shares they hold at that time in Colombia Telecomunicaciones S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, either directly or via one of its subsidiaries. The sale/purchase price of each share will be determined based on the valuation of each share offered in sale by an independent investment banker designated by agreement between the two parties.

Telefónica Internacional, S.A.U. undertakes, during the duration of the Framework Agreement, to not perform, either directly or indirectly (via subsidiaries), within the territory of the Republic of Colombia, the sale, distribution, marketing, agency or intermediation of (i) data transmission services (including clear channel, frame relay, IP and ATM) via the different existing transmission technologies, (ii) IT application hosting services, (iii) data center services, (iv) private telecommunications network operation services and/or (v) total IT systems operations, which are competitive with those provided or marketed by Colombia Telecomunicaciones S.A. ESP, via companies whose revenues derive mainly from the provision of this kind of services or operations. Exempt from the aforementioned commitment are providers of wireless telephony services (TMC and PCS).

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

Other commitments in the form of performance bonds for concessions or licenses

Telefónica Móviles España, S.A.U., a subsidiary of Telefónica Móviles, S.A. (merged into Telefónica, S.A. in July 2006), provided certain financial guarantees to the Spanish State amounting to 1,100 million euros in relation to the UMTS license in Spain granted to Telefónica Móviles España, S.A.U. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network roll-out, job creation, investments, etc.

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

As a result of this change, the amount to be guaranteed by Telefónica Móviles España, S.A.U. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to 158 million euros, the amount of the guarantee at December 31, 2006.

Subsequently, Telefónica Móviles de España, S.A. carried out the procedures to accredit its first year of operating the UMTS service before the Ministry. Compliance with the commitments was ratified by a resolution from the Ministry of Industry, Tourism and Commerce dated January 24, 2007, authorizing the partial cancellation of the guarantee, for 42 million euros. Accordingly, the total amount of the guarantee in force at December 31, 2007 was 116 million euros.

Telefónica Móviles de España has completed the procedures for accrediting before the Ministry its compliance with the commitments of the second year of operating the UMTS service. The led to a further decrease in the amount guaranteed.

Commitments relating to VIVO Participações S.A.

On August 2, 2007, VIVO Participações S.A., a subsidiary of Brasilcel N.V., signed an agreement with Telpart Participações S.A. for the acquisition of 53.9% of the voting stock and 4.27% of the preference shares of Telemig Participações S.A., and of 51.86% of the voting stock and 0.09% of the preference shares of Tele Norte Participações S.A.

In accordance with the terms of the agreement, the acquisition should be carried out simultaneously once approval by the Brazilian telecoms regulator, ANATEL, is given.

On November 6, 2007, ANATEL approved the acquisition of Telemig Participações S.A., but did not issue a ruling on the acquisition of Tele Norte Participações S.A.

On November 12, VIVO Participações S.A. received a proposal from TNL PCS S.A. (the Telemar Group) to acquire the shares of Tele Norte Participações S.A. mentioned above.

Considering the importance to the company of acquiring Telemig Participaçoes S.A. as soon as possible and the difficulties expected in obtaining ANATEL’s approval of the acquisition of Tele Note Participaçoes S.A. within a reasonable period of year, on December 20, 2007 the Board of Directors of VIVO Participações S.A. agreed to sign a contract with TNL PCS S.A. (the Telemar Group) whereby it undertook, provided approval by ANATEL is given beforehand, to sell to TNL PCS S.A. the shares of Tele Norte Participações S.A. that Telpart Participações S.A. is obliged to sell to VIVO Participações S.A., under similar terms and conditions as those VIVO Participações S.A. undertook to acquire the shares.

ANATEL is expected to authorize this transaction soon.

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2007 were prepared, and the provisions recorded in respect of the commitments taken as a whole are not material.

Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2007 and 2006 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated balance sheet, respectively.

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

d)     Auditors’ fees

The fees paid in 2007 and 2006 to the various member firms of the Ernst &Young international organization, to which Ernst&Young, S.L. (the auditors of the Telefónica Group) belongs amounted to 23.77 and 23.47 million euros, respectively.

The detail of these amounts is as follows:

Millions of euros
	2007	2006
Audit services (1)	21.94	22.04
Audit-related services (2)	1.56	0.92
Tax services (3)	0.00	0.11
Other non-audit work (4)	0.27	0.40
TOTAL	23.77	23.47

(1)   Audit services: Services included under this heading are mainly the audit of the annual and interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).

(2)   Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)   Tax services: These basically comprise tax consulting services.

(4)   Other non-audit services: The services included under this heading relate to other permissible advisory services (non-current assets and other).

Enrst &Young’s fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. In 2007, a total of 0.89 million euros corresponding to 50% of the fees paid by proportionately consolidated companies was included.

Fees paid to other auditors in 2007 and 2006 amounted to 18.28 million euros and 32.69 million euros, respectively, as follows:

Millions of euros
	2007	2006
Audit services	0.98	2.90
Audit-related services	4.23	4.95
Tax services	4.33	4.81
Other non-audit services	8.74	20.03
TOTAL	18.28	32.69

Other auditors’ fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. In 2007 and 2006, a total of 0.68 and 1.09 million euros, respectively, corresponding to 50% of the fees paid by proportionately consolidated companies, were included.

e)   Trade guarantees

The Company is required to issue trade guarantees in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from trade guarantees issued.

f)   Directors’ and Senior Executive compensation and other benefits

The compensation of Telefónica’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined at the Shareholders’ Meeting and shall remain in force until a resolution is adopted at the Shareholders’ Meeting to amend it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors.  On April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees.

Therefore, the compensation of Telefónica’s directors in their capacity as members of the Board of Directors and/or of the Standing Committee and the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In addition, it was agreed that from September 2007, executive directors would not receive the fixed amounts established for their membership of the Board of Directors and Standing Committee, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The total compensation paid to Telefónica directors for discharging their duties as such in 2007 entailed: fixed payments of 3,704,333 euros and attendance fees of 211,250 euros for attending the Board of Director’s advisory committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 405,192 euros. In addition, the six Company directors who are members of the Catalonia, Andalusia and Valencia advisory committees received a total 73,750 euros in 2007.

In addition, in their capacity as company executives, the executive directors César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine (who stepped down from his executive duties on December 31, 2007) and Antonio Viana-Baptista (who stepped down from his executive duties on January 31, 2008) received: 12,368,727 euros in salaries and variable compensation; 33,018 euros in contributions made to Company-sponsored pension plans and 126,302 euros of compensation in kind, which included other insurances (general medical and dental insurance), as well as life insurance premiums.

i)     In addition, it should be noted that Peter Erskine received the following amounts:
(i) 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc. in connection with his pension plan,  this item set forth in the Document containing the Tender offer, (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer, and (iii) in accordance with the conditions of O2 acquisition, 24,331,831 euros for stepping down from his executive duties, broken down as follows: variable compensation for 2007, a payment for the advance notice clause in his employment contract, a payment for his employment commitment in accordance with the terms of the Framework Agreement signed in relation to the takeover bid for O2 plc. shares and the payment of the obligations acquired at the time by O2 plc. regarding pension plans, this concepts was included likewise in the takeover document. The bulk of this last payment was made in 2007, with the remainder paid in January 2008.

In order to make this information more transparent and easier to understand, the following table presents the breakdown by concept, remuneration and benefits paid to Telefónica directors in 2007:

			Board
Euros	Board of	Standing	Committees
Director	Directors	Committee	Fixed payment	Attendance fees	TOTAL
Chairman
César Alierta Izuel	290,000	96,667	-	-	386,667
Vice chairmen
Isidro Fainé Casas	241,667	96,667	-	-	338,334
Gregorio Villalabeitia Galarraga (1)	137,500	55,000	22,500	20,000	235,000
Vitalino Manuel Nafría Aznar	186,667	-	7,000	3,750	197,417
Members
Julio Linares López	95,000	63,333	8,667	7,500	174,500
José María Abril Pérez (2)	62,500	41,667	3,500	1,250	108,917
José Fernando de Almansa Moreno-Barreda	145,000	-	40,000	20,000	205,000
José María Álvarez-Pallete López	95,000	-	-	-	95,000
David Arculus	145,000	-	-	-	145,000
Maximino Carpio García (3)	145,000	96,667	40,833	26,250	308,750
Carlos Colomer Casellas	145,000	96,667	13,333	2,500	257,500
Peter Erskine	95,000	63,333	-	-	158,333
Alfonso Ferrari Herrero	145,000	-	60,333	26,250	231,583
Gonzalo Hinojosa Fernández de Angulo	145,000	-	73,667	35,000	253,667
Pablo Isla Álvarez de Tejera	145,000	-	50,500	17,500	213,000
Antonio Massanell Lavilla	145,000	-	47,000	23,750	215,750
Enrique Used Aznar (4)	145,000	-	60,333	27,500	232,833
Antonio Viana-Baptista	95,000	63,333	-	-	158,333
(1)     Gregorio Villalabeitia Galarraga was a director of Telefónica until July 25, 2007, being replaced as Vicechairman by Vitalino Manuel Nafría Aznar.
(2)     José María Abril Pérez was appointed director of Telefónica on July 25, 2007.
(3)     Maximino Carpio García was a director of Telefónica until December 19, 2007.
(4)     Enrique Used Aznar was a director of Telefónica until December 19, 2007.

For a better understanding of the information provided above, the following table presents the amounts established for fixed compensation and attendance fees, where appropriate, of the Board of Directors, Standing and Advisory or Control Committees.

Board of Directors. Fixed payment for each director (euros):

Position	2007
Chairman	290,000
Vice chairmen	241,667
Directors:
Executives	95,000
Non-independent external directors	145,000
Independent external directors	145,000
Other external directors	145,000
* Directors receive no attendance fees for Board and Standing Committee meetings.

Standing Committee. Fixed payment for each director forming part of the Standing Committee, by position (euros):

Position	2007
Chairman	96,667
Deputy Chairman	96,667
Members	96,667
* Directors receive no attendance fees for Board and Standing Committee meetings.

Other Board committees.

A)	Fixed payment for each director forming part of one of the Board committees, by position (euros):

Position	2007
Chairman	26,667

Members	13,333

B)	Total fees paid to directors in 2007 for attending meetings of the advisory or control committees (euros):

Committee	2007
Audit and Control	Attendance fee per meeting: 1,250 Number of meetings paid: 11

Appointments, Compensation and Good Governance	Attendance fee per meeting: 1,250 Number of meetings paid: 10

Human Resources, Reputation and Corporate Responsibility	Attendance fee per meeting: 1,250 Number of meetings paid: 4

Regulation	Attendance fee per meeting: 1,250 Number of meetings paid: 11

Service Quality and Customer Service	Attendance fee per meeting: 1,250 Number of meetings paid: 4

International Affairs	Attendance fee per meeting: 1,250 Number of meetings paid: 5

In addition, the total paid to executive directors César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine and Antonio Viana-Baptista for discharging their executive duties, by item (in euros), is the following:

Item	2007
Salary (1)	5,688,154

Variable compensation (2)	6,680,573

Compensation in kind	126,302

Contributions to pension plans	33,018

(1)	It is stated for the record that in addition, Mr. Peter Erskine received the amount of 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc. in connection with his pension plan, this item set forth in the Document containing the Tender offer.

(2)	In addition, it is stated, for the record, that Mr. Peter Erskine received the following amounts: (i) in accordance with the conditions of O2 acquisition, 24,331,831 euros for relinquishing his status as a Company executive under the terms indicated above, and (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer.

In addition, related to the “Performance Share Plan” authorized at the General Shareholders’ Meeting of June 21, 2006 (see Note 20), the maximum number of shares corresponding to the first and second phases of the Plan will be given (on July 1, 2009 and July 1, 2010) to each of the executive directors of Telefónica, S.A. if all the terms established for such delivery are met, is as follows: César Alierta Izuel (129,183 shares in the first phase and 116,239 shares in the second); Julio Linares López (65,472 and 57,437 shares, respectively); José María Álvarez-Pallete López (62,354 and 53,204 shares, respectively); Antonio Viana-Baptista (62,354 and 53,204 shares, respectively). With respect to Peter Erskine (who was allocated 181,762 shares in the first phase and 151,863 shares in the second), he will receive, within the first three months of 2008, the number of shares he is entitled to, if any, based on the period of each phase during which he was an executive of the Telefónica Group.

It should be noted that the non-executive directors do not receive and did not receive in 2007 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2007 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market. Meanwhile, the four senior executives3 of the Company, excluding those that are also members of the Board of Directors, received a total for all items in 2007 of 4,813,277 euros.

In addition, the maximum number of shares corresponding to the first and second phases of the “Performance Share Plan” to be delivered to all the Company’s senior executives if all the established terms are met is 157,046 shares and 130,911 shares, respectively.

In addition, with respect to the Pension Plan for directors (see Note 19), the total amount of contributions made by the Telefónica Group in 2007 was 1,707,237 euros for executive directors and 786,261 euros for directors who held positions of senior executives at the Company in 2007.

Finally, we would note that the senior executive contracts, including those of executive directors, generally include a severance clause entailing three years of salary plus another year based on the length of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.

g)    Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of third parties:

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them:

3 For these purposes, Senior Executives are understood to be individuals who perform senior management functions in a company reporting directly to the management bodies, executive committees or CEOS, including the person in charge of the internal audit.

Director	Investee	Activity	% of ownership[4]	Position
	Vodafone Group, Plc.	Telecommunications	< 0.01%	--
David Arculus	British Sky Broadcasting Group, Plc.	Telecommunications	< 0.01%	--
	BT Group, Plc.	Telecommunications	< 0.01%	--
Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Telecommunications	< 0.01%	Chairman
Antonio Viana-Baptista	PT Multimedia-Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A.	Internet	< 0.01%	--
	Portugal Telecom, S.G.P.S., S.A.	Telecommunications	< 0.01%	Director

The table below, in accordance with the same Law, gives details of activities carried out, on their own account or on behalf of third parties, by the various members of the Company Board of Directors that are identical, similar or complementary to the corporate purpose of Telefónica, S.A.

4  “< 0.01%” is shown if the holding is less than 0.01% of the share capital.

Name	Activity	Arrangement under which the activity is performed[5]	Company through which the activity is performed	Position held or functions performed
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.(1)	Director
César Alierta Izuel	Telecommunications	On behalf of third parties	Telecom Italia, S.p.A.	Director
	Telecommunications	On behalf of third parties	China Netcom Group Corporation	Director
Isidro Fainé Casas	Telecommunications	On behalf of third parties	Abertis Infraestructuras, S.A.	Chairman
	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica DataCorp, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc	Director
Julio Linares López	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic a.s.	1st Vice Chairman of Supervisory Board
	Television, telecommunications and audiovisual production services	On behalf of third parties	Sogecable, S.A.	Director
	Telecommunications	On behalf of third parties	Telecom Italia, S.p.A.	Director

5 Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

Name	Activity	Arrangement under which the activity is performed[5]	Company through which the activity is performed	Position held or functions performed
	Telecommunications	On behalf of third parties	Telefónica Internacional, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica del Perú, S.A.A.	Director
Fernando de Almansa Moreno-Barreda	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A.	Director
	Telecommunications	On behalf of third parties	Telecomunicaçoes de São Paulo, S.A.	Director
	Telecommunications	On behalf of third parties	Telefónica Móviles México, S.A. de C.V.	Director
	Telecommunications	On behalf of third parties	Telefónica Internacional, S.A.U.	Executive Chairman
José María Álvarez-Pallete López (5)	Telecommunications	On behalf of third parties	Telefónica Móviles España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica DataCorp, S.A.U.	Director

5   Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

Name	Activity	Arrangement under which the activity is performed[5]	Company through which the activity is performed	Position held or functions performed
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc. (2)	Director
	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A. (6)	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Telecomunicaçoes de São Paulo, S.A.	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director
José María Álvarez-Pallete López (5)	Telecommunications	On behalf of third parties	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecommunications	On behalf of third parties	Telefónica del Perú, S.A.A.	Acting Director
	Telecommunications	On behalf of third parties	China Netcom Group Corporation	Director
	Telecommunications	On behalf of third parties	Brasilcel, N.V.	Chairman of Supervisory Board
	Telecommunications	On behalf of third parties	Telefónica Móviles Colombia, S.A.	Director

5  Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

Name	Activity	Arrangement under which the activity is performed[5]	Company through which the activity is performed	Position held or functions performed
David Arculus	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director
Peter Erskine	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.(3)	Executive Chairman
	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic, a.s. (7)	Chairman of Supervisory Board
Alfonso Ferrari Herrero	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	On behalf of third parties	Telefónica de Perú, S.A.A.	Director
	Telecommunications	On behalf of third parties	Telefónica Móviles Chile, S.A.	Director
Antonio Viana-Baptista	Telecommunications	On behalf of third parties	Portugal Telecom, SGPS, S.A.(4)	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director

5  Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

(1)       On January 16, 2008, César Alierta Izuel stepped down from his post as director of Telefónica O2 Europe, Plc.

(2)       On January 16, 2008, José María Álvarez-Pallete López stepped down from his post as director of Telefónica O2 Europe, Plc.

(3)       On December 31, 2007, Peter Erskine stepped down from his post as director and executive chairman of Telefónica O2 Europe, Plc. Subsequently, on February 1, 2008, he was reappointed a director of the Company.

(4)       On January 31, 2008, Antonio Viana-Baptista stepped down from his post as director of Portugal Telecom, SGPS, S.A.

(5)       On February 12, 2008, José María Álvarez- Pallete López was appointed a director of Portugal Telecom, SGPS, S.A.

(6)       On February 21, 2008, José María Álvarez-Pallete López stepped down from his post as director of Telefónica de Argentina, S.A. and became acting director.

On the same date, Francisco Javier de Paz Mancho was appointed director Telefónica de Argentina, S.A.

(7)       On February 21, 2008, Peter Erskine stepped down from his post as member of the Supervisory Board of Telefónica O2 Czech Republic, a.s. and, therefore, his post as Chairman of this board.

*       On February 19, 2008 Francisco Javier de Paz Mancho was appointed director Telecomunicaçoes de Sao Paulo, S.A.

Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not at arm’s length.

(22)    FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:

a)   Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

Millions of euros	Minimum payments	Finance costs	Present value
Within one year	38	(16)	22
From one to five years	209	(38)	171
After five years	130	(10)	120
Total	377	(64)	313

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A substantial part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2007 and 2006, assets under this lease amounting to 323 and 389 million euros, respectively, were recognized under property, plant and equipment.

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

This agreement includes the transfer of these assets and rights to Colombia de Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

			Installements
	Present		Pending
	value	Revaluation	payments
2008	122	17	139
2009	118	34	152
2010	113	51	164
2011	109	70	179
2012	144	123	267
Subsequent years	1,184	3,154	4,338
Total	1,790	3,449	5,239

The net amount of property, plant and equipment recorded under the terms of this lease was 705 million euros at December 31, 2007 (816 million euros at December 31, 2006).

(23) CASH FLOW ANALYSIS

Net cash flow from operating activities

In 2007, the Telefónica Group obtained operating cash flow less payments to suppliers for expenses and employee benefits expenses totaling 20,105 million euros, 6.9% more than the 18,810 million euros generated in 2006. This increase was largely due to the contribution of synergies arising from the integrated management of operations, to cost cutting and to the growth in consolidated revenue. In 2006, operating cash flow less payments to suppliers for expenses and employee benefits expenses rose 36.1% from 2005 (13,821 million euros), due mostly to the contribution of the acquisition of O2’s wireless operators in early 2006 and a solid operating performance.

Customer collections in 2007 increased by 11.4% to 67,129 million euros (60,285 million euros in 2006). This growth was due to the strong performance of revenues driven by the increase in the customer base from the success of the campaigns to win and retain customers. Customer collections in 2006 rose 35.9% from 2005 (44,353 million euros) due to the healthy business performance and, above all, the changes in the consolidation scope following the acquisition of O2’s wireless operators.

Cash payments to suppliers and employees to December 31, 2007 totaled 47,024 million euros, up 13.4% (2006: 41,475 million euros). This increase was due to greater commercial efforts in the various geographic areas while maximizing the efficiency of the cost structure, and to higher interconnection charges. Cash payments to suppliers and employees at December 31, 2006 rose 35.8% (2005: 30,532 million euros) due largely to changes in the consolidation scope with the inclusion of O2’s wireless operators in 2006 and in the management and performance of the business.

Payments for employee benefits expense was higher in 2007 than in 2006, mainly in line with the increase in average headcount. The increase in payments for employee benefits expense in 2006 from 2005 was due mainly to the inclusion of the workforces of O2’s wireless operators.

Payments for net interest and other finance expenses in 2007 amounted to 3,221 million euros, up 35.8% from 2006 (2,372 million euros). This increase was mostly due to the payment of coupons on bonds and debentures issued in 2006 and to the increase in interest rates. In 2006, the increase was 56.1% (2005: 1,520 million euros), as a result of the increase in debt.

In addition, taxes paid in 2007 rose 32.5%, to 1,457 million euros from 1,100 million euros in 2006. This increase was due to the higher profit stated in 2006 compared to 2005 corresponding to the Latin American subsidiaries. In 2005, the tax charge was 1,233 million euros, 10.8% more than in 2006.

Accordingly, net cash flow from operating activities totaled 15,551 million euros in 2007 (15,414 million euros in 2006). Cash flow from operating activities in 2006 was 38.4% higher than in 2005 (11,139 million euros).

Net cash flows used in investment activities

Net cash used in investing activities decreased by 23,460 million euros in 2007 to 4,592 million euros from 28,052 million euros in 2006. This net decrease was due mainly to the decline in payments on investments in companies (net of cash and cash equivalents acquired) to 2,798 million euros from 23,757 million euros. This included the 2,314 million euro investment for the 42.3% stake in Telco SpA (see Note 2). The main investment in 2006 was the acquisition of O2 Plc for 23,554 million euros. In 2006, net cash used in investing activities increased by 18,460 million euros to 28,052 million euros from 9,592 million euros in 2005. This net increase was due mainly to payments on investments in companies (net of cash and cash equivalents acquired), which totaled 23,757 million euros in the year compared to 6,571 million euros the year before, mostly on the O2 plc acquisition for 23,553 million euros (see Note 3). The main investments in 2005 were the acquisition of Czech operator Telefónica O2 Czech Republic, a.s. for 3,663 million euros, as well as the first disbursement of 1,266 million euros in connection with the acquisition of O2 plc.

Investment in property, plant and equipment and intangible assets in 2007 totaled 7,274 million euros, an increase of 341 million euros from the year before. In 2006, investments in property, plant and equipment and intangible assets amounted to 6,933 million euros, 2,510 million euros more than in 2005 due to the consolidation of O2 plc, which accounted for 2,234 million euros.

Proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to 5,346 million euros in 2007. This included disposals of stakes in Airwave and Endemol, for 2,841 and 2,107 million euros, respectively (see Note 2). In 2006, proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to 2,294 million euros, including 1,816 million euros from the sale of TPI and 300 million euros from divestment in Sogecable.

Net cash flow used in financing activities

Net cash used in financing activities totaled 9,425 million euros in 2007, compared with the 14,572 million euros obtained from financing activities in 2006. The 23,997 million euro difference is due basically to the change in financing transactions, mainly the repayment of part of the financing arranged in the prior year. In 2006, net cash from financing activities amounted to 14,572 million euros, compared to net cash used in financing activities of 435 million euros in 2005. The 15,007 million euro difference essentially reflects the increase in fund raising, which in 2006 entailed net issuance of 20,114 million euros, compared to 4,387 million euros in 2005.

 (24) EVENTS SUBSEQUENT TO YEAR END

 Significant events affecting the Telefónica Group taking place from December 31, 2007 to the date of preparation of these consolidated financial statements included:

 Acquisition of an additional 2.22% of China Netcom Group Corporation.

On January 18, 2008, Telefónica Internacional, S.A. signed four contracts to acquire shares representing 0.5542% each of the shares capital of China Netcom Group Corporation (Hong Kong) Limited (“CNC”) with Shanghai Alliance Investment Ltd., Information and Network Centre of the State Administration of Radio Film and Television, P.R.C., Chinese Academy of Sciences Holdings Co., Ltd., and China Railway Communications Center. Therefore, provided authorization is given by the pertinent regulators, Telefónica Internacional, S.A. has acquired a commitment to purchase a total additional stake of approximately 2.22% of CNC. After the acquisition, the Telefónica Group’s stake in this company will be approximately 7.22%.

The additional stake in CNC will require a total investment of approximately 309 million euros (depending on the exchange rate applicable when the transaction is completed).

EIB financing

On January 15, 2008, Telefónica Finanzas, S.A. paid off at maturity the balance on the 200 million dollar loan taken out with the European Investment Bank (EIB) on January 9, 1998, guaranteed by Telefónica.

On January 17, 2008, Telefónica Finanzas, S.A. arranged a 75 million euro facility (Tranche B of the Telefonica Mobile Telephony II project) with a bank guarantee and counterguarantees by Telefónica maturing January 29, 2016.

On January 30, 2008, Telefónica Finanzas, S.A. drew down the amounts of the facilities arranged with the EIB on December 3, 2007 and January 17, 2008 of 375 and 75 million euros, respectively, comprising Tranches A and B of the Telefonica Mobile Telephony II project.

Repayment of Telefónica Móviles Colombia financing

On December 10, 2007, Telefónica Móviles Colombia, S.A. signed a financing arrangement with the Inter-American Development Bank (IDB) for 600 million dollars divided in two tranches. Tranche A entailed a 7-year 125 million dollar bilateral loan with the IDB, and Tranche B a 5-year 475 million dollar syndicated credit facility with a group of banks, in which the IBD acted as agent bank. On January 15, 2008, Telefónica Móviles Colombia, S.A. drew down the entire amount of financing arranged on December 10, 2007, for a total of 600 million US dollars.

(25) ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These financial statements are presented on the basis of International Reporting Standards issued by the International Accounting Standard Board (IASB) which do not differ from IFRS as adopted by the European Union. Consequently, certain accounting practices applied by the Group not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE SCOPE OF CONSOLIDATION

The following changes took place in the consolidation scope in 2007:

Telefónica O2 Europe

In April, Telefónica O2 Europe PLC, a wholly owned subsidiary of Telefónica, S.A., and its 100%-owned subsidiary O2 Holdings LTD, sold 100% of the shares of UK company Airwave O2 Ltd. for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date), obtaining a gain of 1,296 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On December 20, 2007, the O2 Group transfered legal ownership of the entire business in Germany to Telefónica, S.A. through a dividend in kind for 8,500 million euros.

Telefónica Latin America

In April, the 54% stake held by US company Katalyx, Inc. in Brazilian company Mercador, S.A. was sold. The company, which had been consolidated in the Telefónica Group’s financial statements using the equity method, was removed from the consolidation scope.

In June, US company Telefónica USA, Inc., a wholly owned subsidiary of the Spanish company Telefónica Datacorp, S.A., acquired 100% of the assets and shares of US company Katalyx Inc. The company is still fully consolidated in the Telefónica Group.

In 2007, Brazilian company Telecomunicaçoes de São Paulo, S.A. acquired 100% of Brazilian company NavyTree Participaçoes, S.A. for 361 million euros. This company was included in the consolidation scope using the full consolidation method.

Other companies

In February 2007, 100% of the shares of Endemol France were sold to Endemol, N.V., a company in which the Telefónica Group had a 75% stake.

In May, Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a newly created consortium owned equally by Mediacinco Cartera, S.L., a newly created company owned by Italian company Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for 2,629 million euros, obtaining capital gains of 1,368 million euros. This sale was carried out on July 3. The company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Spanish companies Communicapital Gestión, S.A. and Terra Lycos Intangibles, S.A. were liquidated in 2007. Both companies, which had been fully consolidated, were therefore eliminated from the scope of consolidation.

In the first quarter of 2007, the Telefónica Group disposed of shares in Italian company Ipse 2000 S.p.A., lowering its shareholding to 39.9158%. The Telefónica Group still carries this company using the equity method of accounting.

In June 2007, Telefónica, S.A. sold all the shares it held in the Spanish company Sistemas Técnicos de Loterías del Estado, S.A., which represented 31.75% of its share capital. The company, which had been accounted for the Telefónica Group using the equity method, was removed from the consolidation scope.

In June, Spanish company Atento Teleservicios España, S.A. incorporated US company Contact US Teleservices Inc., contributing 100% of the start-up capital for 0.1 million US dollars. This company has been included in the Telefónica Group’s consolidated scope using the full consolidation method. In August, US Teleservices Inc. held a 0.55 million US dollar rights issue, fully subscribed by Atento Teleservicios España, S.A.

In August 2007, the Telefónica Group disposed of its 100% holding in Spanish company Azeler Automoción, S.A. for 0.34 million euros. The company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co-Investment Agreement” and “Shareholders Agreement” with a view to establishing the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia, S.p.A. through an Italian company, currently called Telco, S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 following the inclusion of the Assicurazioni Generali Group companies indicated hereafter and the “Shareholders Agreement” was further amended on November 19, 2007.

On October 25, 2007 Telco, S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia, S.p.A. Also on that date, Assicurazioni Generali, S.p.A. (together with its group companies Alleanza Assicurazioni, S.p.A., INA Assitalia, S.p.A., Volksfürsorge Deutsche Lebenversicherung, A.G. and Generali, Vie S.A.) and Mediobanca, S.p.A. contributed a total share of 5.6% of Telecom Italia, S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco, S.p.A.

On December 10, 2007, an agreement was reached to takeover and merge Olimpia, S.p.A. into Telco, S.p.A., making Telco, S.p.A’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia, S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.

The “Shareholders Agreement” signed on April 28, 2007 contained a general clause whereby both Telefónica, at the shareholders meetings of Telco, S.p.A. and Telecom Italia, S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing which issues regarding the provision of telecommunications services by companies controlled by Telecom Italia, S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.

However, as indicated above, on November 19, 2007 the partners expounded on and detailed the “Shareholders Agreement”, as well as the bylaws of Telco, S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações ("ANATEL"), as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s "Ato" no. 68,276 dated October 31, 2007.

Pursuant to clause 8.5(a) of the “Shareholders Agreement”, on November 6, 2007 Telco, S.p.A. and Telefónica entered into a Call Option Agreement giving Telefónica the option to buy shares of Telecom Italia, S.p.A. in the event Telco, S.p.A adopted a resolution to sell or pledge shares Telecom Italia, S.p.A (or rights related to its shares, such as voting rights) by simply majority and Telefónica were the "dissenting party", under the terms of the “Shareholders Agreement”.

In December, Telefónica, S.A. sold 18,558,181 shares of Portuguese company Portugal Telecom, S.G.P.S., S.A.This sale lowered the Telefónica Group’s shareholding in this company to 8.32%, or 9.155% including Portugal Telecom’s treasury shares. The company is still accounted for in the Telefónica Group’s consolidated financial statements using the equity method.

In December, Telefónica, S.A. incorporated, as its sole shareholder, the Spanish company Atento Holding, Inversiones y Teleservicios, S.A., with start-up capital of 24 million euros and a share premium of 138 million euros. The shares were fully subscribed and paid via the non-monetary contribution of all of the shares in Dutch company Atento, N.V., of which Telefónica, S.A. was the sole shareholder. The company has been fully consolidated in the Telefónica Group.

Changes to the consolidation scope in 2006 are:

Spain

On July 29, 2006, the takeover documents related to the merger of Telefónica Móviles, S.A. by Telefónica, S.A. were filed with Mercantile Registry of Madrid. The merger was carried out via an exchange offer and the exchange ratio was set at 4 shares of Telefónica, S.A., a par value of 1 euro, for every 5 shares of Telefónica Móviles, S.A., par value of 0.5 euros. Accordingly, Telefónica delivered 244,344,012 of its treasury shares to the shareholders of Telefónica Móviles, S.A., representing approximately 7.08% of Telefónica Móviles, S.A.’s share capital. The merger also entailed two extraordinary dividends totaling 0.435 euros per share, which combined with the ordinary 0.205 euro per share dividend against 2005 earnings, brought the total gross dividend to 0.64 euros per share, which was paid out on July 21. Telefónica Móviles, S.A., which had been fully consolidated in the Telefónica Group, was therefore removed from the consolidation scope.

In February 2006, the Spanish company Telefónica Cable, S.A. acquired 15% of the share capital of Telefónica Cable Galicia, S.A. Following this acquisition, Telefónica Cable became the company’s sole shareholder. The company continues to be fully consolidated in the Telefónica Group.

In June 2006, Telefónica Cable, S.A. absorbed Sociedad General de Cablevisión Canarias,
S.A.U. Following this transaction, the absorbed company, which was previously fully consolidated, was removed from the Telefónica Group’s consolidation scope.

In July, 2006, Telefónica de España, S.A. took over and merged Terra Networks España, S.A. and Telefónica Data España, S.A. Both companies had been fully consolidated in the financial statements of the Telefónica Group but were then removed from the consolidation scope.

Also in July, Telefónica de España, S.A. acquired 51% of the share capital of Iberbanda, S.A. for 37 million euros. The Telefónica Group consolidates this company using the full consolidation method.

Latin America

Brazilian company Santo Genovese Participaçoes Ltda., the holding company for all the share capital of Atrium Telecomunicaçoes Ltda. (also Brazilian) was liquidated in the first quarter of 2006, following the absorption of its subsidiary, Atrium. Both companies, which had been fully consolidated by the Telefónica Group, were removed from the consolidation scope.

In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia de Telecomunicaciones, S.A. ESP in a public offer. In December 2006, Colombia Telecom, S.A. absorbed Telefónica Data Colombia, S.A., also from Colombian, which was accordingly removed from the consolidation scope. As a result of the takeover and merger, the Telefónica Group increased its stake in Colombia Telecom to 52.03%. The company was included in the Telefónica Group’s consolidated scope by the full consolidation method.

In May 2006, Telefónica del Perú, S.A.A. absorbed its subsidiary Telefónica Empresas Perú, S.A.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On July 29, 2006, Brazilian company Telecomunicaçoes de São Paulo, S.A. (Telesp) absorbed subsidiary Telefónica Data Brasil Holding. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Telefónica Finance, Ltd. and Telefónica Venezuela Holding, B.V. merged with Telefónica International Holding, B.V. Both companies had been fully consolidated in the financial statements of the Telefónica Group, but were then removed from the consolidation scope.

Spanish company Telefónica Soluciones de Informática y Comunicaciones, S.L., was absorbed by Telefónica Datacorp, S.A. (also Spanish) in December 2006. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

As a result of the cancellation of treasury shares by Telesp in 2006, the acquisition of the minority interests in Telefónica Data Brasil and its subsequent merger into Telesp, the Telefónica Group’s interest in the share capital of Telesp rose to 88.01%. The company is still fully consolidated in the Telefónica Group.

In 2006, Mexican companies Katalyx México S.A. de C.V. and Telefónica Empresas México
S.A. de C.V., 100%-owned subsidiaries of the Telefónica Internacional Group, were sold. Both companies had been fully consolidated in the financial statements of the Telefónica Group, but were then removed from the consolidation scope.

On February 22, 2006, approval was given at the respective shareholders’ meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TBE”) and Celular CRT Participações S.A. (“CRT Part”) for a corporate restructuring entailing the exchange of TCO shares for TCP shares and the absorption of TSD, TBE, and CRT Part by TCP. As a result, TCO became a 100%-owned subsidiary of TCP.

Following VIVO Participações’ capital increase and the restructuring undertaken at Brasilcel in 2006, Brasilcel, N.V.’s stake in VIVO Participações increased to 62.94%.

In June 2006, the Telefónica Group increased its stake in Telefónica Móviles Perú from 98.03% to 98.40% through the acquisition of minority shareholdings for 1.02 million US dollars. This company continues to be fully consolidated in the Telefónica Group.

Throughout 2006, Telefónica Móviles El Salvador Holding, S.A. de C.V. acquired 2,220 shares in Telefónica Móviles El Salvador, S.A. de C.V., bringing its stake in the latter to 99.08%. This company continues to be fully consolidated in the Telefónica Group.

Telefónica Móviles Argentina, S.A. absorbed the following Argentine companies in 2006: Compañía de Radiocomunicaciones Móviles, S.A., Radio Servicios, S.A. and Compañía de Teléfonos del Plata, S.A. As a result, these companies were removed from the consolidation scope.

In November 2006, the Telefónica Group’s investees in Uruguay were restructured. Ablitur S.A., Redanil S.A. and T. Móviles Uruguay, which were 100%-owned by Group companies, were liquidated. As a result of the restructuring, the Telefónica Group’s mobile telephony investees in Uruguay were structured as follows: Wireless Network Ventures Ltd became wholly-owned by Telefónica Móviles Holding Uruguay S.A. and Telefónica Móviles del Uruguay S.A. (formerly Abiatar) was then 68%-owned by LACH B.V. Both companies continue to be fully consolidated in the Telefónica Group.

In 2006, US company Panama Cellular Holdings, LLC was liquidated. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In 2006, Mexican subsidiary Telecomunicaciones Punto a Punto México, S.A. de C.V. was sold, generating a capital gain of 10 million euros recognized under “Gain on disposal of investments in consolidated companies” in the Telefónica Group’s consolidated income statement. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In 2006 the subsidiaries of Venezuelan company Comtel Comunicaciones Telefónicas, S.A. were restructured. As a result, the following companies were liquidated:

Promociones 4222. C.A., S.T. Mérida, C.A., S.T. Ciudad Ojeda, C.A., S.T. San Cristóbal, S.T. Maracaibo, C.A., S.T. Punto Fijo, C.A., S.T. Valera, C.A., S.T. Valencia, C.A., SyRed, T.E.I., C.A., Servicios Telcel Acarigua, C.A., Servicios Telcel Barquisimeto, C.A., Servicios Telcel Charallave, S.T. Cumana, C.A., S.T. Guarenas, C.A., S.T. Los Teques, C.A., S.T. Maracay, C.A., S.T. Margarita, C.A., S.T. Maturín, C.A., S.T. Puerto Ordaz, C.A., S.T. Puerto la Cruz, CA, S.T. and La Guaira, C.A.

All these Venezuelan companies, previously fully consolidated, were removed from the consolidation scope.

Europe

On October 31, 2005, Telefónica, S.A. made a binding offer to acquire all the shares of British company O2 Plc. Once the process was completed, Telefónica owned 100% of the share capital. On March 7, 2006, the shares were delisted from the London Stock Exchange. The cost of the acquisition of the O2 Group was 26,135 million euros (17,887 million pounds sterling). The Telefónica Group’s financial statements include the results of the O2 Group from February 1, 2006. The company became fully consolidated within the Telefónica Group.

On July 1, 2006 Eurotel Praha, spol. s.r.o. (Eurotel) was taken over and merged by its parent company Cesky Telecom., a.s., giving rise to the new integrated operator named Telefónica O2 Czech Republic, a.s. Following this transaction, Eurotel, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In June 2006, O2 UK Ltd. acquired 100% of British internet service provider, Be Un Limited (Be) for 50 million pounds sterling (approximately 73.5 million euros). Be was then fully consolidated in the Telefónica Group.

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

In October, 2006 the O2 Group acquired the remaining 60% of the share capital of the U.K. firm, The Link Stores, Ltd. for 28 million pounds sterling. Following the transaction, the Telefónica Group owns 100% of this company. Accordingly, The Link Stores, Ltd., which was accounted for under the equity method until September 2006, became fully consolidated in the Telefónica Group from October 1, 2006.

Telefónica, S.A. and other businesses

In March 2006 Prisa launched a partial takeover bid for 20% of Sogecable, S.A. The Telefónica Group sold shares to Prisa representing a 6.57% interest in Sogecable, S.A., thereby reducing its stake from 23.83% to 17.26%. Subsequently, also in March, Sogecable held a rights offering in which the Telefónica Group did not participate, thereby diluting its holding in the company to 16.84%. In April, Sogecable undertook an additional capital increase in order to service its share option plans for company directors, executives and management. Redeemable Class B and Series B2005 shares were converted into ordinary Class A shares, further diluting the Telefónica Group’s stake to 16.80%. In December, Sogecable converted 405,000 redeemable Class and Series B2006 shares into ordinary Class A shares, reducing the Telefónica Group’s interest in the company at December 31, 2006 to 16.75%. As a result of this dilution, at December 31, 2006, the investment in Sogecable was recognized under “Other investments.” This company, which had been accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.

In July 2006, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of its share capital.

The gain from the sale and the results of the TPI Group through June 30, 2006 were recognized under “Profit after taxes from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, for comparability, the Telefónica Group’s 2005 financial statements were modified to classify the results of the TPI Group under the same heading.

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

In May 2006, Argentine company Atento Microcentro, S.A. (subsequently renamed Microcentro de Contacto, S.A.) was incorporated, with share capital of 0.05 million Argentine pesos. The company was fully consolidated in the financial statements of the Telefónica Group.

In June 2006, Atento, N.V. acquired 100% of the Uruguay firm, Woknal, S.A. for 0.4 million Uruguay pesos, approximately 0.01 million euros.  The company was fully consolidated in the financial statements of the Telefónica Group.

In August 2006, Argentine company Atento Córdoba, S.A. (subsequently renamed Córdoba Gestiones y Contactos, S.A.) was incorporated with share capital of 0.05 million Argentine pesos. The company was fully consolidated in the financial statements of the Telefónica Group.

Andalucía Digital Multimedia, S.A. held a rights offering in which Telefónica de Contenidos, S.A. subscribed for shares, raising its interest in the company to 24.20%. The Telefónica Group still accounts for this investment using the equity method.

In February 2006, Compañía Española de Tecnología, S.A. (Comet) increased its share capital by 0.23 million euros by increasing the par value of its shares. In March that year, Comet undertook another capital increase. Both issues were fully subscribed and paid in by the company’s sole shareholder, Telefónica. The Telefónica Group still consolidates the company using the full consolidation method.

Ifigenia Plus, S.A., which was fully consolidated in the financial statements of the Telefónica Group, was liquidated in 2006 and therefore removed from the consolidation scope.

The principal changes in the consolidation scope in 2005 are the following:

Latin America

The acquisitions of 100% of the Chilean and Argentine operators owned by BellSouth were concluded on January 7 and January 11, 2005, respectively, thereby completing the purchase of the Latin American cellular operators from BellSouth.

The total acquisition cost for Telefónica Móviles, adjusted for the outstanding net debt at these two operators, was 519 million euros for Radiocomunicaciones Móviles, S.A. (Argentina) and 318 million euros for Telefónica Móviles Chile, S.A.

Europe

On June 10, 2005 the European Commission authorized Telefónica’s bid to take over Czech operator Cesky Telecom a.s. by acquiring 51.1% of its share capital. The acquisition was completed on June 16 at a price of 502 Czech crowns per share. Telefónica then launched a tender offer for the remaining 48.9% of Cesky Telecom in the hands of minority shareholders. The tender offer closed on September 19, with Telefónica acquiring 58,985,703 shares at a price of 456 Czech crowns per share. In total, Telefónica paid 3,663 million euros in exchange for its interest in the Czech operator. After these acquisitions, Telefónica owned 69.41% of the company. The company was included in the Telefónica Group’s consolidated scope by the full consolidation method.

APPENDIX II: DEBENTURES AND BONDS

The list and main features of outstanding debentures and bonds at December 31, 2007 are as follows (in millions of euros):

	Telefónica and special purpose		% Interest		Maturity (Nominal)					Subsequent
	vehicles	Currency	rate	Actual rate	2008	2009	2010	2011	2012	years	Total
	Debentures and bonds:
	ABN 15Y BOND	EUR	1.0225xGBSW10Y	5.2955%	-	-	-	-	-	50	50
	CAIXA 07/21/2029 ZERO COUPON	EUR	6.37%	6.37%	-	-	-	-	-	50	50
	TELEFÓNICA FEBRUARY 90 F
	ZERO COUPON	EUR	12.58%	12.58%	-	-	12	-	-	-	12
	TELEFÓNICA FEBRUARY 90
TSA	C-12. 60%	EUR	12.60%	12.60%	-	-	3	-	-	-	3
	TELEFÓNICA JUNE 99-
	EURIBOR+63BP	EUR	1xEURIBOR1Y +0.63000%	5.1550%	-	300	-	-	-	-	300
	TELEFÓNICA MARCH 99-4.50%	EUR	4.50%	4.5000%	-	500	-	-	-	-	500
	Debentures subtotal:					800	15	-	-	100	915
	TELEFÓNICA MARCH 98-4.8414%	EUR	4.84%	4.84%	421	-	1	-	-	-	422
	Subtotal										1,337
	T. EUROPE BV SEP_00 GLOBAL C	USD	7.75%	7.75%	-	-	1,698	-	-	-	1,698
	T. EUROPE BV SEP_00 GLOBAL D	USD	8.25%	8.25%	-	-	-	-	-	849	849
	TEBV FEB_08 EMTN FIXED
T.E.BV	TRANCHE A	EUR	5.13%	5.13%	-	-	-	-	-	1,500	1,500
	TEBV FEB_08 EMTN FIXED
	TRANCHE B	EUR	5.88%	5.88%	-	-	-	-	-	500	500
	T.EUROPE BV JULY A 2007	JPY	2.11%	2.11%	-	-	-	-	91	-	91
	T.EUROPE BV JULY B 2007	JPY	1xJPYL6M+0.40000%	1.27%	-	-	-	-	91	-	91
	Subtotal										4,729
	EMTN O2 EUR (I)	EUR	4.38%	4.38%	-	-	-	-	-	1,750	1,750
	EMTN O2 EURO (II)	EUR	3.75%	3.75%	-	-	-	2,250	-	-	2,250
	EMTN O2 GBP (I)	GBP	5.38%	5.38%	-	-	-	-	-	1,023	1,023
	EMTN O2 GBP (II)	GBP	5.38%	5.38%	-	-	-	-	-	682	682
	TELEF. EMISIONES JUN 06
	TRANCHE A	USD	1xUSDL3M+0.30000%	5.2263%	-	679	-	-	-	-	679
	TELEF. EMISIONES JUN 06
	TRANCHE B	USD	5.98%	5.98%	-	-	-	679	-	-	679
	TELEF. EMISIONES JUN 06
	TRANCHE C	USD	6.42%	6.42%	-	-	-	-	-	849	849
	TELEF. EMISIONES JUN.06
	TRANCHE D	USD	7.05%	7.05%	-	-	-	-	-	1,359	1,359
	TELEF. EMISIONES JUL 06	EUR	1xEURIBOR3M+0.35000%	4.9800%	-	-	1,250	-	-	-	1,250
	TELEF. EMISIONES SEPTEMBER
T.	06	EUR	4.39%	4.39%	-	-	-	-	500	-	500
EMISIONES	TELEF. EMISIONES OCTOBER 06	EUR	1xEURIBOR3M+0.20000%	4.81%	300	-	-	-	-	-	300
	TELEF. EMISIONES DECEMBER
	06	GBP	5.89%	5.89%	-	-	-	-	-	682	682
	TELEF. EMISIONES JANUARY 06	EUR	1xEURIBOR6M+0.83000%	5.60%	-	-	-	-	-	55	55
	TRANCHE A
	TELEF. EMISIONES JANUARY 06	EUR	1xEURIBOR3M+0.70000%	5.31%	-	-	-	-	-	24	24
	TRANCHE B
	TELEF. EMISIONES FEBRURARY	EUR	4.67%	4.67%	-	-	-	-	-	1,500	1,500
	07
	TELEF. EMISIONES MARCH 07	EUR	1xEURIBOR3M+0.13000%	4.90%	-	350	-	-	-	-	350
	TELEF. EMISIONES JUNE A 07	CZK	1xCZKPRIB_3M+0.1600%	4.24%	-	-	90	-	-	-	90
	TELEF. EMISIONES JUNE B 07	CZK	4.35%	4.35%	-	-	-	-	113	-	113
	TELEF. EMISIONES JUNE C 07	CZK	4.62%	4.62%	-	-	-	-	-	98	98
	TELEF. EMISIONES JULY A 07	USD	5.86%	5.86%	-	-	-	-	-	509	509
	TELEF. EMISIONES JULY B 07	USD	1xUSDL3M+0.33000%	5.21%	-	-	-	-	-	577	577
	TELEF. EMISIONES JULY C 07	USD	6.22%	6.22%	-	-	-	-	-	476	476
											15,794
	Total bonds				721	1,029	3,038	2,929	795	12,432	20,944
	Total issues:				721	1,829	3,054	2,929	795	12,532	21,860

Foreign operators			Maturity (Nominal)
Debentures and bonds	Currency	% Interest rate	2008	2009	2010	2011	2012	Subsequent years	Total
Marketable debentures	USD	9.125	-	-	144	-	-	-	144
Marketable debentures	USD	8.85	-	-	-	91	-	-	91
Marketable debentures	USD	8.85	-	-	-	-	-	-	-
Marketable debentures	USD	9.125	85	-	-	-	-	-	85
TASA			85	-	144	91	-	-	320
Series F	UF	6	2	2	2	2	2	7	16
Series L	UF	3.75	-	-	-	-	80	-	80
CTC CHILE:			(2)	2	2	2	82	7	96
Peso bonds, Series A	MXN	91-day CETES + 0.61	-	-	500	-	-	-	500
Peso bonds, Series B	MXN	9.25	-	-	-	-	219	-	219
Telefónica Finanzas México			-	-	500	-	219	-	719
O2 sterling issue	GBP	7.625	-	-	-	-	511	-	511
O2			-	-	-	-	511	-	511
2.5% 2008 bond	CZK	3.5	225	-	-	-	-	-	225
Telefónica O2 Czech Republic			225	-	-	-	-	-	225
8th issue T. Peru bonds	USD	3.8125	-	11	-	-	-	-	11
7th issue T. Peru bonds	PEN	7.9375	14	-	-	-	-	-	14
T. Peru 1st Program (2nd)	PEN	VAC + 7	-	10	-	-	-	-	10
T. Peru 3rd Program (1st)	PEN	VAC + 5	-	-	11	-	-	-	11
T. Peru 4th Program (10th -Series A)	PEN	7.875	-	-	-	-	7	-	7
T. Peru 4th Program (10th-Series B)	PEN	6.4375	-	-	-	-	12	-	12
T. Peru 4th Program (12th-Series A)	PEN	VAC + 3.6875	-	-	-	-	-	16	16
T. Peru 4th Program (14th-Series A)	PEN	6.375	-	-	11	-	-	-	11
T. Peru 4th Program (16th-Series A)	PEN	6	-	-	-	-	23	-	23
T. Peru 4th Program (19th-Series A)	PEN	VAC + 3.625	-	-	-	-	-	16	16
T. Peru 4th Program (36th-Series A)	PEN	VAC + 3.6875	-	-	-	-	-	34	34
T. Peru 4th Program (1st)	PEN	5.5625	6	-	-	-	-	-	6
T. Peru 4th Program (13th-Series A)	PEN	5.5625	-	17	-	-	-	-	17
T. Peru 4th Program (4th-Series A)	PEN	6.625	-	-	-	-	18	-	18
T. Peru 4th Program (7th)	PEN	6.1875	-	12	-	-	-	-	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	-	4	-	-	-	-	4
T. Peru 4th Program (7th-Series C)	PEN	5.5625	-	-	4	-	-	-	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	-	-	7	-	-	-	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	-	-	12	-	-	-	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	-	-	-	13	-	-	13
T. Peru 4th Program (9th-Series B)	PEN	6.375	-	-	-	20	-	-	20
T. Peru Senior Notes	PEN	8	-	-	-	-	-	171	171
Telefónica del Perú:			20	54	45	33	60	237	449
T.M. Peru 1st Program (1stSeries A)	PEN	6.25	-	11	-	-	-	-	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	-	-	-	11	-	-	11
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	-	-	-	6	-	-	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	-	-	-	10	-	-	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	-	-	-	-	-	8	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	-	-	-	-	-	5	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	-	-	11	-	-	-	11
Telefónica Móviles Perú			-	11	11	27	-	13	62
Nonconvertible bonds	BRL	1.042 x CDI	-	-	153	-	-	-	153
Nonconvertible bonds	BRL	1.033 x CDI	-	38	-	-	-	-	38
Nonconvertible bonds	BRL	1.03 x CDI	96	-	-	-	-	-	96
Brasilcel Group			96	38	153	-	-	-	287
Nonconvertible bonds	BRL	1 x CDI + 0.35000%	-	-	575	-	-	-	575
Telesp			-	-	575	-	-	-	575
Total issues			424	105	1,430	153	871	255	3,247
Total Group issues			1,149	1,935	4,485	3,083	1,667	12,787	25,107

The detail and main features of outstanding debentures and bonds at December 31, 2006 were as follows (in million euros):

					Maturity (Nominal)
	Telefónica and special purpose vehicles	Currency	% Interest rate	Actual rate	2007	2008	2009	2010	2011	Subsequent years	Total
	Debentures and bonds:				-	-	-	-	-	-	-
TSA	FEBRUARY 1990 SERIES C	EUR	12.60%	12.60%	-	-	-	4	-	-	4
	FEBRUARY 1990 SERIES F	EUR	12.58%	12.58%	-	-	-	10	-	-	10
	APRIL 1999	EUR	4.50%	4.50%	-	-	500	-	-	-	500
	JUNE 1999	EUR	4.15%	4.15%	-	-	300	-	-	-	300
	JULY 1999 zero coupon	EUR	6.37%	6.37%	-	-	-	-	-	47	47
	MARCH 2000	EUR	4.64%	4.64%	-	-	-	-	-	50	50
	APRIL 2000	EUR	5.63%	5.63%	500	-	-	-	-	-	500
	Debentures subtotal:				500	-	800	14	-	97	1,411
	MARCH 1998	EUR	4.84%	4.84%	-	421	-	-	-	-	421

T.E.BV	GLOBAL BOND	USD	7.75%	7.75%	-	-	-	1,898	-	-	1,898
	GLOBAL BOND	USD	8.25%	8.25%	-	-	-	-	-	949	949
	EMTN ISSUE (A Tranche)	EUR	5.13%	5.13%	-	-	-	-	-	1,500	1,500
	EMTN ISSUE (B Tranche)	EUR	5.88%	5.88%	-	-	-	-	-	500	500

EMISIONES	EMTN O2 EUR (I)	EUR	4.38%	4.38%	-	-	-	-	-	1,750	1,750
	EMTN O2 EURO (II)	EUR	3.75%	3.75%	-	-	-	-	2,250	0	2,250
	EMTN O2 GBP (I)	GBP	5.38%	5.38%	-	-	-	-	-	1,117	1,117
	EMTN O2 GBP (II)	GBP	5.38%	5.38%	-	-	-	-	-	745	745
	TELEF. EMISIONES JUN 06 TRANCHE	USD	3M USD LIBOR +0.3%	5.67%	-	-	759	-	-	0	759
	TELEF. EMISIONES JUN 06 TRANCHE	USD	5.98%	5.98%	-	-	-	-	759	0	759
	TELEF. EMISIONES JUN 06 TRANCHE	USD	6.42%	6.42%	-	-	-	-	-	949	949
	TELEF. EMISIONES JUN 06 TRANCHE	USD	7.05%	7.05%	-	-	-	-	-	1,519	1,519
	TELEF. EMISIONES JULY 06	EUR	3M EURIBOR +0.35%	3.88%	-	-	-	1,250	-	-	1,250
	TELEF. EMISIONES SEPTEMBER 06	EUR	4.39%	4.39%	-	-	-	-	-	500	500
	TELEF. EMISIONES OCTOBER 06	EUR	3M EURIBOR +0.2%	3.75%	-	300	-	-	-	-	300
	TELEF. EMISIONES DECEMBER 06	GBP	5.89%	5.89%	-	-	-	-	-	745	745

	Bonds subtotal:				-	721	759	3,148	3,009	10,273	17,911
	Total issues:				500	721	1,559	3,162	3,009	10,370	19,322

Foreign operators			Maturity (Nominal)
Debentures and bonds	Currency	% Interest rate	2007	2008	2009	2010	2011	Subsequent years	Total
Series F	UF	6	2	2	2	2	2	8	18
Series L	UF	3.75	-	-	-	-	-	78	78
CTC CHILE:			2	2	2	2	2	86	96
T. Peru 2nd Program (5th)	PEN	VAC+6.25	3	-	-	-	-	-	3
T. Peru 3rd Program (1st)	PEN	VAC+5	-	-	-	12	-	-	12
T. Peru 3rd Program (2nd Series A)	PEN	5.3125	7	-	-	-	-	-	7
T. Peru 3rd Program (3rd)	PEN	8.125	7	-	-	-	-	-	7
T. Peru 3rd Program (5th-Series A)	PEN	5.5	16	-	-	-	-	-	16
T. Peru 4th Program (1st)	PEN	5.5625	-	6	-	-	-	-	6
T. Peru 4th Program (10th-Series A)	PEN	7.875	-	-	-	-	-	7	7
T. Peru 4th Program (10th -Series B)	PEN	6.4375	-	-	-	-	-	12	12
T. Peru 4th Program (7th)	PEN	6.1875	-	-	12	-	-	-	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	-	-	4	-	-	-	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	-	-	-	7	-	-	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	-	-	-	12	-	-	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	-	-	-	-	14	-	14
T. Peru 4th Program (8th-Series B)	PEN	6.375	-	-	-	-	21	-	21
8th issue T. Peru bonds	USD	3.8125	-	-	13	-	-	-	13
9th issue T. Peru bonds	USD	3.125	15	-	-	-	-	-	15
7th issue T. Peru bonds	PEN	7.9375	-	15	-	-	-	-	15
T. Peru Senior Notes	PEN	8	-	-	-	-	-	179	179
T. Peru 1st Program (2nd)	PEN	VAC+7	-	-	11	-	-	-	11
T. Peru securitized bonds	USD	7.48	-	-	-	-	-	-	-
Telefónica del Perú:			48	21	40	31	35	198	372
T.M. Peru 1st Program (1st Series A)	PEN	6.25	-	-	12	-	-	-	12
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	-	-	-	-	12	-	12
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625	-	-	-	-	6	-	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	-	-	-	-	11	-	11
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	-	-	-	-	-	8	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	-	-	-	-	-	5	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	-	-	-	11	-	-	11
4th issue T.M. Peru bonds	USD	5.25	23	-	-	-	-	-	23
5th issue 1st Program T.M. Peru	USD	5.3125	23	-	-	-	-	-	23
Telefónica Móviles Perú			46	-	12	11	29	13	111
Marketable debentures	USD	11.875	144	-	-	-	-	-	144
Marketable debentures	ARS	SURVEY+2.5	12	-	-	-	-	-	12
Marketable debentures	USD	9.125	-	95	-	-	-	-	95
Marketable debentures	USD	9.125	-	-	-	161	-	-	161
Marketable debentures	USD	8.85	-	-	-	-	102	-	102
TASA			156	95	-	161	102	-	514
Marketable debentures	USD	9.75	6	-	-	-	-	-	6
Telefónica Holding Argentina			6	-	-	-	-	-	6
Peso bonds, Series A	MXN	91-day CETES+0.61	-	-	-	558	-	-	558
Peso bonds, Series B	MXN	9.25	-	-	-	-	-	244	244
Telefónica Finanzas México			-	-	-	558	-	244	802
Nonconvertible bonds Telesp	BRL	103.5% CDI	533	-	-	-	-	-	533
TELESP			533	-	-	-	-	-	533
Nonconvertible bonds Brasilcel	BRL	104.4% CDI	89	-	-	-	-	-	89
Nonconvertible bonds Brasilcel	BRL	104.2% CDI	-	-	-	142	-	-	142
Nonconvertible bonds	BRL	103.3% CDI	-	-	36	-	-	-	36
Brasilcel Group			89	-	36	142	-	-	266
O2 euro issue	EUR	6.375	1,000	-	-	-	-	-	1,000
O2 sterling issue	GBP	7.625	-	-	-	-	-	558	558
MmO2			1,000	-	-	-	-	558	1,558
3.5% 2008 bond	CZK	3.50	-	218	-	-	-	-	218
Cesky Telecom			-	218	-	-	-	-	218
Total issues			1,880	336	90	905	168	1,100	4,479
Total Group issues			2,380	1,057	1,648	4,067	3,177	11,470	23,799

The main features of the bonds and debentures issued in 2007 are as follows:

-	Telefónica Emisiones, a subsidiary of Telefónica, held the following four issues under its EMTN program registered with the London Stock Exchange on July 8, 2005 and renewed on July 3, 2007:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
EMTN bonds	01/31/2007	55	EUR	12/31/2021	6-month Euribor + 0.83% p.a.
		24	EUR	12/31/2018	3-month Euribor + 0.7% p.a.
EMTN bonds	02/07/2007	1,500	EUR	02/07/2014	4.674%
EMTN bonds	03/30/2007	350	EUR	03/30/2009	3-month Euribor + 0.13% p.a.
EMTN bonds	06/19/2007	98	CZK	06/19/2010	CZK 3-month Pribor + 0.16%
		112	CZK	06/19/2012	4.351%
		90	CZK	06/16/2014	4.623%
(1) Exchange rate at December 31, 2007.

-	Bonds issued by Telefónica Emisiones, S.A.U., under the shelf program filed with the Securities Exchange Commission (SEC) in the US on April 12, 2006 and renewed on July 2, 2007:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
		509	USD	02/04/2013	5.855%
Global bond	07/02/2007	577	USD	02/04/2013	3M Libor + 0.33%
		476	USD	07/03/2017	6.221%
(1) Exchange rate at December 31, 2007.

-	Bonds issued by Telefónica Europe, B.V. under its bond issue program registered with the Tokyo Stock Exchange (TSE) on July 11, 2007:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
EMTN bonds	07/19/2007	91	JPY	07/19/2012	2.11%
		91	JPY	07/19/2012	6M Libor + 0.4% p.a.
(1) Exchange rate at December 31, 2007.

-	Issues by Telefónica del Perú, S.A.A.:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
Bonds	01/11/2007	17	PEN	01/11/2009	5.56%
Bonds	03/12/2007	23	PEN	03/12/2012	6.00%
Bonds	04/13/2007	4	PEN	04/13/2010	5.56%
Bonds	07/13/2007	14	PEN	07/13/2027	VAC+3.625%
Bonds	10/12/2007	18	PEN	10/12/2012	6.63%
Bonds	10/23/2007	34	PEN	10/23/2017	VAC +3.6875%
Bonds	11/20/2007	11	PEN	11/20/2010	6.38%
Bonds	11/30/2007	14	PEN	11/30/2019	VAC +3.6875%
(1) Exchange rate at December 31, 2007.

The main issues in 2006 were:

-	Bonds issued by Telefónica Emisiones, S.A.U. under its EMTN program registered with the London Stock Exchange on July 8, 2005, renewed on July 5, 2006 and July 3, 2007:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
EMTN bonds	02/02/2006	2,250	EUR	02/02/2011	3.750%
EMTN bonds	02/02/2006	1,750	EUR	02/02/2016	4.375%
EMTN bonds	02/02/2006	1,117	GBP	02/02/2018	5.375%
EMTN bonds	02/02/2006	745	GBP	02/02/2026	5.375%
EMTN bonds	07/25/2006	1,250	EUR	01/25/2010	3M Euribor + 0.35%
EMTN bonds	10/17/2006	500	EUR	04/17/2012	4.393%
EMTN bonds	10/30/2006	300	EUR	10/30/2008	3M Euribor +0.20%
EMTN bonds	12/28/2006	745	GBP	01/31/2014	5.888%
(1) Exchange rate at December 31, 2006.

-	Bonds issued by Telefónica Emisiones, S.A.U., under the shelf program filed with the Securities Exchange Commission (SEC) in the US on April 12, 2006:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
Global bond	06/20/2006	759	USD	06/19/2009	3M Libor +0.30%
Global bond	06/20/2006	759	USD	06/20/2011	5.984%
Global bond	06/20/2006	949	USD	06/20/2016	6.421%
Global bond	06/20/2006	1,519	USD	06/20/2036	7.045%
(1) Exchange rate at December 31, 2006.

-	Bonds issued by Telefónica del Perú, S.A.A, under its fourth debt program registered with the Lima Stock Exchange on April 12, 2006:

Item	Date	Nominal value (millions of euros)	Currency of issuance	Maturity	Interest rate
T.Peru 4th Program (8th-Series A)	07/05/2006	7	PEN	07/05/10	7.3750%
T.Peru 4th Program (10th-Series A)	07/05/2006	7	PEN	07/05/12	7.8750%
T.Peru 4th Program (9th-Series A)	08/07/2006	14	PEN	08/07/11	6.9375%
T.Peru 4th Program (7th-Series A)	09/07/2006	12	PEN	09/04/09	6.1875%
T.Peru 4th Program (8th-Series B)	11/03/2006	12	PEN	11/03/10	6.2500%
T.Peru 4th Program (10th-Series B)	11/17/2006	12	PEN	11/17/12	6.4375%
T.Peru 4th Program (1st-Series A)	11/17/2006	6	PEN	11/17/08	5.5600%
T.Peru 4th Program (7th-Series B)	12/06/2006	4	PEN	12/07/09	5.8750%
T.Peru 4th Program (9th-Series B)	12/06/2006	21	PEN	12/06/11	6.3750%
(1) Exchange rate at December 31, 2006.

-	Bonds issued by Telefónica Móviles Perú, under its first debt program registered with the Lima Stock Exchange on February 1, 2006:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
Móviles Peru 1st Program (1st-Series A)	02/07/2006	12	PEN	02/07/2009	6.25%
Móviles Peru 1st Program (2nd-Series A)	02/14/2006	12	PEN	02/14/2011	7.0625%
Móviles Peru 1st Program (5th-Series A)	02/14/2006	23	USD	08/14/2007	5.3125%
Móviles Peru 1st Program (3rd-Series A)	02/22/2006	8	PEN	02/22/2013	7.4375%
Móviles Peru 1st Program (4th-Series A)	02/22/2006	23	USD	05/22/2007	5.2500%
Móviles Peru 1st Program (3rd-Series B)	03/13/2006	5	PEN	03/13/2013	7.6875%
Móviles Peru 1st Program (2nd-Series B)	06/01/2006	6	PEN	06/01/2011	7.5625%
Móviles Peru 1st Program (2nd-Series C)	07/19/2006	11	PEN	07/19/2011	7.5625%
Móviles Peru 1st Program (8th-Series A)	09/13/2006	11	PEN	09/13/2010	6.4375%
(1) Exchange rate at December 31, 2006.

-	Bonds issued by Telefónica Finanzas México, S.A. de C.V., under the peso bond issue program filed with the Mexican securities regulator (CNBV for its initials in Spanish) on December 30, 2004:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
Peso bonds (retapping of the Telfim 05)	02/10/2006	558	MXN	09/24/2010	91-day Cetes + 0.61%
Peso bonds (retapping of the Telfim 05-2)	02/10/2006	244	MXN	09/21/2012	9.25%
(1) Exchange rate at December 31, 2006.

-	Bonds issued by Telefónica Chile, S.A. under the 015 line of trade financing (efectos de comercio) registered with the Chilean securities market regulator on May 12, 2004:

Item	Date	Nominal value (millions of euros) (1)	Currency of issuance	Maturity	Interest rate
Local bond (Series L)	03/29/2006	78	UF	10/25/12	3.75%
(1) Exchange rate at December 31, 2006.

APPENDIX III: FINANCIAL INSTRUMENTS

The breakdown of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2007 is as follows:

Millions of euros								Fair Value
	2008	2009	2010	2011	2012	Subsequent years	Total	Underlying debt	Associated derivatives	Total
EURO	3,256	(17)	1,799	8,610	2,569	11,005	27,222	23,370	3,862	27,232
Floating rate	1,227	(999)	(307)	4,412	(1,488)	5,142	7,987	5,901	1,523	7,424
Spread - Ref
Euribor	(0.28%)	0.13%	(0.68%)	0.21%	0.34%	0.00%	0.10%
Fixed rate	629	(68)	2,106	2,998	(293)	5,863	11,235	9,339	2,491	11,830
Interest rate	3.79%	(3.93%)	7.14%	3.59%	6.59%	4.56%	4.74%
Rate cap	1,400	1,050	-	1,200	4,350	-	8,000	8,130	(152)	7,978
OTHER
EUROPEAN
CURRENCIES	(1,877)	2,102	2,106	845	3,487	2,814	9,477	5,971	3,485	9,456
Instruments in
CZK	1,669	561	708	-	113	98	3,149	360	2,772	3,132
Floating rate	(45)	-	281	-	-	-	236	46	191	237
Spread	(0.06%)	0.00%	0.07%	0.00%	0.00%	0.00%	0.10%
Fixed rate	1,714	561	427	-	113	98	2,913	314	2,581	2,895
Interest rate	4.13%	3.15%	3.35%	0.00%	4.35%	4.62%	3.85%
Rate cap	-	-	-	-	-	-	-
Instruments in
GBP	(3,546)	1,541	1,398	845	3,374	2,716	6,328	5,611	713	6,324
Floating rate	(205)	1,200	1,398	108	2,181	(682)	4,000	469	3,494	3,963
Spread	0.13%	0.02%	(0.01%)	3.35%	0.28%	0.00%	0.19%
Fixed rate	(3,818)	341	-	737	511	2,034	(195)	2,585	(2,781)	(196)
Interest rate	6.19%	5.59%	0.00%	5.12%	7.63%	6.06%	8.78%
Rate cap	477	-	-	-	682	1,364	2,523	2,557	-	2,557
AMERICA	3,906	957	1,697	448	357	1,414	8,779	13,689	(5,569)	8,120
Instruments in
USD	(391)	(68)	122	135	40	1,694	1,532	10,726	(9,768)	958
Floating rate	163	(695)	118	(14)	6	672	250	2,367	(2,132)	235
Spread	1.12%	44.69%	(0.00%)	77.37%	(0.25%)	0.00%	(1.03%)
Fixed rate	(563)	(62)	(5)	140	25	984	519	7,578	(7,635)	(57)
Interest rate	10.28%	5.79%	(119.61%)	9.26%	3.85%	10.95%	12.79%
Rate cap	9	689	9	9	9	38	763	781	(1)	780
Instruments in
UYU	-	2	2	2	-	-	6	5	-	5
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Millions of euros								Fair value
	2008	2009	2010	2011	2012	Subsequent years	Total	Underlying debt	Associated derivatives	Total
Fixed rate	-	2	2	2	-	-	6	5	-	5
Interest rate	8.83%	3.75%	3.75%	3.75%	0.00%	0.00%	3.93%
Rate cap	-	-	-	-	-	-	-
Instruments in
ARS	468	256	153	-	-	-	877	101	774	875
Floating rate	22	-	-	-	-	-	22	21	-	21
Spread	1.15%	0.00%	0.00%	0.00%	0.00%	0.00%	1.15%
Fixed rate	446	256	153	-	-	-	855	80	774	854
Interest rate	10.20%	9.22%	9.12%	0.00%	0.00%	0.00%	9.71%
Rate cap	-	-	-	-	-	-	-
Instruments in
BRL	140	208	822	94	92	200	1,556	305	1,134	1,439
Floating rate	(774)	153	794	66	64	151	454	138	375	513
Spread	0.47%	(2.42%)	0.21%	3.59%	3.60%	0.00%	0.98%
Fixed rate	914	55	28	28	28	49	1,102	167	759	926
Interest rate	9.51%	10.65%	10.17%	10.17%	10.17%	10.15%	9.65%
Rate cap	-	-	-	-	-	-	-
Instruments in
CLP	53	184	31	181	42	-	491	12	488	500
Floating rate	(17)	132	31	158	42	-	346	139	144	283
Spread	0.27%	0.05%	0.38%	0.07%	0.38%	0.00%	0.12%
Fixed rate	70	52	-	23	-	-	145	(127)	344	217
Interest rate	3.43%	6.63%	0.00%	3.35%	0.00%	0.00%	4.57%
Rate cap	-	-	-	-	-	-	-
Instruments in
UFC	117	90	98	99	82	7	493	177	326	503
Floating rate	-	-	95	-	-	-	95	95	-	95
Spread	0.00%	0.00%	0.33%	0.00%	0.00%	0.00%	0.33%
Fixed rate	117	90	3	99	82	7	398	82	326	408
Interest rate	2.55%	3.55%	6.56%	4.28%	3.80%	6.00%	3.55%
Rate cap	-	-	-	-	-	-	-
Instruments in
PEN	132	136	81	72	80	338	839	639	215	854
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	132	136	81	72	80	338	839	639	215	854
Interest rate	8.58%	5.95%	6.42%	6.90%	6.68%	6.81%	6.91%
Rate cap	-	-	-	-	-	-	-
Instruments in
COP	589	222	36	22	26	29	924	412	472	884
Floating rate	12	17	36	22	26	29	142	104	-	104
Spread	0.00%	0.00%	1.32%	0.00%	0.00%	0.00%	0.34%
Fixed rate	577	205	-	-	-	-	782	308	472	780
Interest rate	11.49%	0.01%	0.00%	0.00%	0.00%	36.00%	7.65%

Millions of euros								Fair value
	2008	2009	2010	2011	2012	Subsequent years	Total	Underlying debt	Associated derivatives	Total
Rate cap	-	-	-	-	-	-	-
Instruments in
UVR	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	-	1,949
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	-	1,949
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	-	-	-	-	-	-	-
Instruments in
VEB	(1,341)	-	-	-	-	-	(1,341)	(1,341)	-	(1,341)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	(1,341)	-	-	-	-	-	(1,341)	(1,341)	-	(1,341)
Interest rate	8.16%	0.00%	0.00%	0.00%	0.00%	0.00%	8.16%
Rate cap	-	-	-	-	-	-	-
Instruments in
MXN	656	73	503	-	219	-	1,451	714	778	1,492
Floating rate	(39)	70	314	-	-	-	345	478	78	556
Spread	0.02%	2.59%	0.61%	0.00%	0.00%	0.00%	1.08%
Fixed rate	695	3	189	-	219	-	1,106	236	700	936
Interest rate	7.81%	8.83%	8.17%	0.00%	9.25%	0.00%	8.16%
Rate cap	-	-	-	-	-	-	-
Instruments in
GTQ	2	-	-	-	-	-	2	(10)	12	2
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	2	-	-	-	-	-	2	(10)	12	2
Interest rate	23.70%	0.00%	0.00%	0.00%	0.00%	0.00%	23.70%
Rate cap	-	-	-	-	-	-	-
ASIA	-	-	-	-	-	-	-	622	(661)	(39)
Instruments in
JPY	-	-	-	-	-	-	-	622	(661)	(39)
Floating rate	-	-	-	-	-	-	-	151	(152)	(1)
Spread	3.79%	3.79%	3.79%	3.79%	0.00%	0.00%	3.79%
Fixed rate	-	-	-	-	-	-	-	471	(509)	(38)
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	-	-	-	-	-	-	-
AFRICA	-	-	-	-	88	-	88	-	85	85
Instruments in
MAD	-	-	-	-	88	-	88	-	85	85
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	-	-	-	-	88	-	88	-	85	85
Interest rate	0.00%	0.00%	0.00%	0.00%	4.54%	0.00%	4.54%

Millions of euros								Fair value
	2008	2009	2010	2011	2012	Subsequent years	Total	Underlying debt	Associated derivatives	Total
Rate cap	-	-	-	-	-	-	-
TOTAL	5,285	3,042	5,602	9,903	6,501	15,233	45,566	43,652	1,202	44,854
Floating rate	344	(122)	2,760	4,752	831	5,312	13,877	9,909	3,521	13,430
Fixed rate	3,055	1,425	2,833	3,942	629	8,519	20,403	22,275	(2,166)	20,109
Rate cap	1,886	1,739	9	1,209	5,041	1,402	11,286	11,468	(153)	11,315
Currency options							(52)		(52)
Other							(230)

(Euros)	MATURITIES
Interest rate options	2008	2009	2010	2011	2012+
Collars
Notional bought	1,884,741,996	2,522,100,000	-	900,000,000	1,847,524,908
Strike Cap	4.195%	3.925%	-	3.944%	4.715%
Strike Floor	3.460%	2.749%	-	3.189%	3.804%
Notional sold	-	-	-	-	-
Strike Cap	-	-	-	-	-
Strike Floor	-	-	-	-	-
Caps
Notional bought	5,400,000,000	-	-	300,000,000	6,231,756,204
Strike	4.748%	-	-	4.070%	4.470%
Notional sold	1,884,741,996	2,522,100,000	-	1,200,000,000	8,079,281,112
Strike	4.837%	4.847%	-	4.555%	5.298%
Floors
Notional bought	477,229,343	2,872,100,000	-	900,000,000	1,663,512,408
Strike	2.500%	0.013%	-	1.000%	1.205%
Notional sold	4,000,000,000	350,000,000	518,685,530	-	700,000,000
Strike	2.750%	2.700%	4.568%	-	2.146%

(Euros)			MATURITIES
Currency options	2008	2009	2010	2011	2012+
Call USD/Put BRL
Notional amount of options bought	-	135,860,336	-	-	-
Strike	-	2.1585	-	-	-
Notional amount of options sold	-	196,239,298	-	-	-
Strike	-	2.5587	-	-	-
Put USD / Call BRL
Notional amount of options sold	-	135,860,336	-	-	-
Strike	-	1.8585	-	-	-
Call EUR / Put USD
Notional amount of options bought	27,832,084	-	-	-	-
Strike	1.2780	-	-	-	-
Put USD / Call EUR
Notional amount of options bought	438,659,058	-	-	-	1,714,557,435
Strike	1.4454	-	-	-	1.3618
Notional amount of options sold	-	-	-	-	831,255,453
Strike	-	-	-	-	1.2030

The breakdown of financial instruments arranged by the Group by currency and interest rates at December 31, 2006 is as follows:

	Millions of euros							Fair value
	2007	2008	2009	2010	2011	Subsequent years	Total	Underlying debt	Associated derivatives	Total
EURO	691	1,915	3,632	3,342	8,630	12,234	30,444	28,462	2,517	30,979
Floating rate	(6,808)	(5,472)	2,430	1,236	4,762	4,992	1,140	7,194	(6,500)	694
Spread	(0.00%)	0.00%	0.40%	0.70%	0.30%	0.62%	0.39%
Fixed rate	7,499	480	(198)	2,106	2,968	6,042	18,897	10,539	9,113	19,652
Interest rate	4.44%	4.24%	0.77%	7.14%	3.66%	4.82%	4.77%
Rate cap	-	6,907	1,400	-	900	1,200	10,407	10,730	(97)	10,633
OTHER EUROPEAN CURRENCIES	577	612	1,362	2,162	806	7,150	12,669	8,801	4,003	12,804
Instruments in CZK	464	107	543	598	-	256	1,968	119	1,850	1,969
Floating rate	601	-	-	272	-	-	873	-	872	872
Spread	-	-	-	0.02%	-	-	0.01%
Fixed rate	(137)	107	543	326	-	256	1,095	119	978	1,097
Interest rate	3.75%	3.17%	3.15%	3.26%	-	3.50%	3.19%
Rate cap	-					-	-
Instruments in GBP	113	505	819	1,564	806	6,894	10,701	8,682	2,153	10,835
Floating rate	453	(439)	819	1,564	-	3,872	6,269	5,356	979	6,335
Spread	1.56%	(0.04%)	0.24%	0.26%	-	0.37%	0.76%
Fixed rate	(340)	423	-	-	806	3,022	3,911	2,802	1,178	3,980
Interest rate	4.65%	5.00%	-	-	5.12%	5.87%	5.73%
Rate cap	-	521	-	-	-	-	521	524	(4)	520
AMERICA	144	1,372	1,373	1,215	507	4,624	9,235	13,914	(5,074)	8,840
Instruments in USD	(970)	209	779	280	143	1,133	1,574	10,753	(9,175)	1,578
Floating rate	(601)	(25)	(53)	130	-	-	(549)	2,711	(3,093)	(382)
Spread	(0.30%)	(1.88%)	2.40%	0.09%	-	-	(0.20%)
Fixed rate	(368)	222	63	139	133	1,080	1,269	7,357	(6,067)	1,290
Interest rate	2.47%	7.41%	4.87%	11.03%	11.13%	8.62%	10.53%
Rate cap	-	11	770	11	11	51	854	685	(15)	670
Instruments in UYU	-	2	1	1	2	-	6	6	-	6
Floating rate	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	2	1	1	2	-	6	6	-	6
Interest rate	3.75%	3.75%	3.75%	3.75%	3.75%	-	3.75%
Rate cap	-					-	-
Instruments in ARS	322	251	88	19	0	-	680	(1)	706	705
Floating rate	79	-	-	-	-	-	79	-	78	78
Spread	-	-	-	-	-	-	-
Fixed rate	231	251	88	19	0	-	589	(13)	628	615
Interest rate	10.76%	11.22%	11.43%	11.10%	10.38%	-	11.07%
Rate cap	12	-	-	-	-	-	12	12	-	12
Instruments in BRL	796	409	112	168	4	4	1,493	397	1,102	1,499
Floating rate	353	115	112	168	4	4	756	397	297	694
Spread	(0.81%)	(2.96%)	(3.06%)	0.08%	1.66%	-	(1.25)%
Fixed rate	443	294	-	-	-	-	737	-	805	805
Interest rate	15.99%	12.45%	-	-	-	-	14.58%
Rate cap	-					-	-
Instruments in CLP	(40)	156	101	33	165	44	459	38	431	469
Floating rate	4	17	48	33	165	44	311	153	169	322
Spread	-	(0.28%)	0.15%	0.38%	0.07%	0.38%	0.14%
Fixed rate	(44)	138	54	-	-	-	148	(114)	261	147
Interest rate	6.41%	4.80%	5.07%	-	-	-	4.42%
Rate cap	-					-	-
Instruments in UFC	3	132	171	96	119	86	607	192	424	616

	Millions of euros							Fair value
	2007	2008	2009	2010	2011	Subsequent years	Total	Underlying debt	Associated derivatives	Total
Floating rate	-	-	-	93	-	-	93	94	-	94
Spread	-	-	-	0.45%	-	-	0.45%
Fixed rate	3	132	171	3	119	86	514	98	424	522
Interest rate	6.49%	2.57%	3.46%	6.49%	4.22%	3.97%	3.52%
Rate cap	-					-	-			-
Instruments in PEN	208	89	40	57	67	273	734	546	239	785
Floating rate	6	8	-	-	-	-	14	-	14	14
Spread	-	-	-	-	-	-	-
Fixed rate	202	81	40	57	67	273	720	546	225	771
Interest rate	6.88%	6.51%	6.40%	6.40%	6.93%	7.81%	7.13%
Rate cap	-					-	-
Instruments in COP	445	117	-	-	7	414	983	537	446	983
Floating rate	184	-	-	-	3	123	310	127	181	308
Spread	(0.00)%	-	-	-	2.00%	4.45%	1.78%
Fixed rate	261	117	-	-	4	291	673	410	265	675
Interest rate	10.99%	8.04%	-	-	9.50%	5.50%	8.10%
Rate cap	-					-	-
Instruments in UVR	-	-	-	-	-	2,426	2,426	1,896	-	1,896
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	2,426	2,426	1,896	-	1,896
Interest rate	-	-	-	-	-	4.00%	4.00%
Rate cap	-					-	-
Instruments in VEB	(1,000)	-	-	-	-	-	(1,000)	(1,000)	-	(1,000)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(1,000)	-	-	-	-	-	(1,000)	(1,000)	-	(1,000)
Interest rate	5.69%	-	-	-	-	-	5.69%
Rate cap	-					-	-			-
Instruments in MXN	379	7	81	561	-	244	1,272	563	740	1,303
Floating rate	590	4	78	350	-	-	1,022	563	461	1,024
Spread	(0.01%)	(0.52%)	2.59%	0.61%	-	-	0.40%
Fixed rate	(211)	3	3	211	-	244	250	-	279	279
Interest rate	5.46%	8.83%	8.83%	8.17%	-	9.25%	11.52%
Rate cap	-					-	-
Instruments in GTQ	1	-	-	-	-	-	1	(12)	12	-
Floating rate	13	-	-	-	-	-	13	-	12	12
Spread	-	-	-	-	-	-	-			-
Fixed rate	(12)	-	-	-	-	-	(12)	(12)	-	(12)
Interest rate	2.00%	-	-	-	-	-	2.00%
Rate cap	-					-	-
ASIA	1	(3)	-	-	-	-	(2)	366	(374)	(8)
Instruments in JPY	1	(3)	-	-	-	-	(2)	366	(374)	(8)
Floating rate	1	-	-	-	-	-	1	98	(98)	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	(3)	-	-	-	-	(3)	268	(276)	(8)
Interest rate	-	(0.00%)	-	-	2.30%	-	(0.00)%
Rate cap	-					-	-
AFRICA	-	-	-	-	-	90	90	-	90	90
Instruments in MAD	-	-	-	-	-	90	90	-	90	90
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	90	90	-	90	90
Interest rate	-	-	-	-	-	4.54%	4.54%

	Millions of euros							Fair value
	2007	2008	2009	2010	2011	Subsequent years	Total	Underlying debt	Associated derivatives	Total
Rate cap	-					-	-
TOTAL	1,413	3,896	6,367	6,719	9,943	24,097	52,435	51,543	1,162	52,705

Total floating rate	(5,126)	(5,793)	3,434	3,846	4,935	9,034	10,330	16,691	(6,626)	10,065
Total fixed rate	6,528	2,247	763	2,862	4,098	13,812	30,310	22,902	7,903	30,805
Total rate cap	12	7,439	2,170	11	911	1,252	11,795	11,951	(116)	11,835

Currency options	(17)	-	-	-	-	-	(17)		(17)

Other							(273)

	INTEREST RATE OPTIONS (Euros)
	MATURITIES
	2007	2008	2009	2010	2011	2012+

Collars
Notional amount bought	12,399,000	7,439,279,505	2,169,847,296	10,545,853	910,545,853	52,729,267
Strike Cap	12.50%	2.83%	3.72%	4.25%	3.96%	4.25%
Strike Floor	4.50%	2.32%	2.75%	3.00%	3.19%	3.00%
Notional amount sold	-	-	-	-	-	1,500,000,000
Strike Cap	-	-	-	-	-	6.82%
Strike Floor	-	-	-	-	-	4.18%
Caps
Notional amount sold	-	7,428,733,651	2,169,847,296	-	900,000,000	-
Strike	-	4.26%	4.62%	-	4.55%	-
Floors
Notional amount bought	-	7,421,221,000	2,169,847,296	-	900,000,000	-
Strike	-	1.11%	0.01%	-	1.00%	-
Notional amount sold	-	-	-	-	-	700,000,000
Strike	-	-	-	-	-	2.15%

	CURRENCY OPTIONS (Euros)
	MATURITIES
	2007	2008	2009	2010	2011	2012+

Call USD / Put ARS
Notional amount of options bought	148,357,173	-	-	-	-	-
Strike	3.1356	-	-	-	-	-
Notional amount of options sold	18,381,195	-	-	-	-	-
Strike	3.4800	-	-	-	-	-
Call EUR / Put USD
Notional amount of options bought	212,177,910	-	-	-	-	-
Strike	1.2643	-	-	-	-	-
Notional amount of options sold	176,678,815	-	-	-	-	-
Strike	1.3150	-	-	-	-	-
Put USD / Call EUR
Notional amount of options bought	602,126,044	-	-	-	-	-
Strike	1.3158	-	-	-	-	-

APPENDIX IV - DETAILS OF SUBSIDIARIES, ASSOCIATES AND INVESTEES AT DECEMBER 31, 2007 (millions of euros)

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	1,024	1,870	-	2,273	3,034	F	-
Provision of telecommunications services in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica S. de Informática y Comunicaciones de España, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	6	8	-	(9)	42	F	-
Telecommunications systems, networks and infrastructure engineering
Sor Angela de la Cruz, 3 - Pl. 9ª - 28020 Madrid
Telefónica Mobile Solutions Chile, S.A.C. (CHILE)		N/D	N/D	N/D	N/D	N/D	N/D	-	F	-
Equipment and systems engineering activities
Avda. Seminario, 15 - Providencea - Santiago de Chile
Telefónica Soluciones de Outsourcing, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	1	-	-	1	1	F	-
Network management and marketing
Goya, 4 - 28001 Madrid
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	14	(3)	-	-	11	F	-
Communications and IT business consulting services
Doctor Esquerdo 61, 28007
Interdomain, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	-	1	-	-	1	F	-
Internet resources operator
Doctor Esquerdo 61, 28007
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN)		50.00%	50.00%	-	-	-	-	0	E	-
Provision of consulting services, installation and telecommunications services
Parque industrial y de servicios de Mairena del Aljarafe - Sevilla
Portel Servicios Telemáticos, S.A. (SPAIN) (1)		49.00%	49.00%	3	-	-	-	1	E	2
Port systems engineering and telecommunications
Centro de Carga del Aeropuerto Madrid- Barajas. Ed. Servicios Generales Pl 2 Of. 246. Madrid
Ceuta Innovación Digital, S.L. (SPAIN)		40.00%	40.00%	-	-	-	-	-	E	-
Communications network installation and maintenance
Pº Revellín, 24 - 51001 Ceuta
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		33.33%	33.33%	1	2	-	-	1	E	1
Technology services outsourcing
Manuel Ferrero, 13 - 28036 Madrid
Tecnología e Ingeniería de Sist. y Servicios Avanzados de Telec., S.A. (TISSAT) (SPAIN) (2)		30.77%	30.77%	1	2	-	-	-	E	1
Advanced services systems engineering and marketing
Avda Leonardo Da Vinci, 5 Parque Tecnológico de Paterna- 46980 Paterna, Valencia
SEMCA (SPAIN)		16.00%	16.00%	1	-	-	-	-	I	-
Emergency telephone service in Cantabria
Casimiro Sainz, 4 - Santander
Barcelona Emprend, S.A. (SPAIN)		5.17%	5.17%	3	(1)	-	-	-	I	-
Promotion of non-financial companies
C/ Llacuna, 162 - Barcelona
Barcelona Ventures, S.G.E.C.R. (SPAIN)		5.17%	5.17%	3	-	-	-	-	I	-
Promotion of non-financial companies
C/ Llacuna, 162 - Barcelona
Foment Ciutat Vella, S.A. (SPAIN)		5.00%	5.00%	6	1	-	-	-	I	-
Urban projects
C/ Pintor Fortuny, 17-19 - Barcelona
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN) (*) (**) (1)		100.00%	100.00%	3	3	-	(1)	12	F	-
Promotion, marketing and distribution of telephone and telematic equipment and services
C/ Josefa Valcarcel, 3-5 - 28027 Madrid
Telyco Marruecos, S.A. (MOROCCO) (1)		54.00%	54.00%	1	1	-	1	-	F	-
Promotion, marketing and distribution of telephone services
4, Lotissement la Colline, 1,B. Sidi Maarouf - Casablanca
Telefónica Telecomunicaciones Públicas, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	1	68	-	6	64	F	-
Installation of public telephones
Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Salud, S.A. (SPAIN)		51.00%	51.00%	-	-	-	-	-	F	-
Management and operation of telecommunications and public television services
Avda. de Pirineos, 9 - Nave Industrial 15 - San Sebastián de los Reyes - Madrid
Adquira Spain, S.A. (SPAIN) (2)	20.00%	20.00%	40.00%	2	5	-	2	9	E	2
E-commerce
Goya, 4, 4ª planta - Madrid
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	1	I.	1
Iberbanda, S.A. (SPAIN) (5)		51.00%	51.00%	20	(6)	-	(14)	37	F	-
Broadband telecommunications operator
Julián Camarillo, 29 B - 28037 Madrid
Iberbanda Inversiones, S.A. (SPAIN)		100.00%	51.00%	-	-	-	-	-	F	-
Project carried out.
Telefónica Cable, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	3	(29)	-	(1)	30	F	-
Cable telecommunication services provider
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Cable Menorca, S.A. (SPAIN) (*) (**)		100.00%	100.00%	1	-	-	-	1	F	-
Cable television systems and value-added services
Santiago Ramón y Cajal, 13 - Mahón - Menorca
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	423	508	-	2,484	5,775	F	-
Wireless communications services provider
Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Spiral Investments, B.V. (NETHERLANDS) (1)		100.00%	100.00%	39	(38)	-	-	144	F	-
Holding company
Strawinskylaan 3105 - 1077ZX - Amsterdam
3G Mobile AG (SWITZERLAND) (9)		100.00%	100.00%	-	-	-	-	91	F	-
Wireless telephony operator
Bahnhofplatz 4, 8001 Zurich
MobiPay España, S.A. (SPAIN)		13.36%	13.36%	4	-	-	(2)	3	E	-
Provision of payment services through wireless telephony
Avda. Europa, 20 - Alcobendas - Madrid
MTLD Top Level Domain Ltd. (IRELAND) (7)		6.00%	6.00%	12	-	-	-	1	I	1
Creating a .mobi domain registration service
Earlsfort Centre, Earlsfort Terrace - Dublin 2
Solivella Investment, B.V. (NETHERLANDS) (1)		100.00%	100.00%	881	(1,648)	-	11	898	F	-
Holding company
Strawinskylaan 3105 - 1077ZX - Amsterdam
Ipse 2000, S.p.A. (ITALY)		39.92%	39.92%	13	(584)	-	(1,250)	1,264	E	-
Installation and operation of 3G wireless communications systems
Piazza dei Capprettari, 70 - Rome
Médi Telecom, S.A. (MOROCCO) (1)		32.18%	32.18%	234	(7)	-	24	275	E	91
Wireless communications services provider
Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca
Terra Mobile Brasil, Ltd. (BRAZIL) (7)		100.00%	100.00%	6	(6)	-	-	8	F	-
Dormant company
22º ANDAR 17 - Bairro ou Distrito FLAMENGO, Rio de Janeiro
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN)		43.69%	43.69%	1	(2)	-	(2)	7	E	-
Research, development and commercial operation of wireless services and applications.
Avda. Canal Olímpico s/n - Castelldefels - Barcelona
Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (6) (9)	100.00%	-	100.00%	2,839	9,339	-	1,623	8,132	F	-
Investment in the telecommunications industry abroad
C/ Gran Vía, 28 - 28013 Madrid
Servicios de Entretenimiento Holding S.A. (ESPAÑA)		100.00%	100.00%	-	-	-	-	-	I	-
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) (1)		52.03%	52.03%	307	(528)	-	(104)	303	F	-
Communications services operator
Bogota
São Paulo Telecomunicaçoes Holding, Ltda. (BRAZIL) (1)		100.00%	100.00%	1,511	(22)	(33)	83	2,444	F	-
Holding company
Rua Martiniano de Carvalho, 851 20º andar, parte, São Paulo

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telecomunicaçoes de São Paulo, S.A. - TELESP (BRAZIL) (1) (11)		87.95%	87.95%	2,515	1,522	(1,123)	990	-	F	-
Wireline telephony operator in São Paulo
São Paulo
A.Telecom S.A. (BRAZIL) (1) (11)		100.00%	87.95%	159	1	-	26	N/D	F	-
Pay TV and fixed telephony operator in São Paulo
Rua Martiniano de Carvalho, 851 20º andar, parte, São Paulo
Companhia AIX de Participações (BRAZIL)		50.00%	43.98%	88	-	-	(3)	N/D	I. P.	-
Operation of commerical underground network
São Paulo
Cia ACT (BRAZIL)		50.00%	43.98%	-	-	-	-	N/D	I. P.	-
Not operational
Telefónica Empresas Brasil (BRAZIL)		100.00%	87.95%	81	-	-	(20)	-	F	-
TS Tecnología de Informaçao, Ltd. (BRAZIL) (1)		100.00%	87.95%	-	-	N/D	-	N/D	F	-
E-commerce and cataloging
Rua Joaquim Floriano, 1052 - São Paulo
Navy Tree do Brasil Ltda (BRAZIL)		100.00%	87.95%	32	-	-	(2)	N/D	F	-
Pay TV operator - Comercial Cabo TV
Av. Nações Unidas 7221, 7° andar - São Paulo
TVA Sul Parana, S.A (BRASIL)		100.00%	80.47%	3	-	-	-	-	F	-
Telecommunications services
Estado de Paraná. Rua Martha Kateiva de Oliveira 319. Barrio Pilarzinho
Telefónica Interactiva Brasil , Ltda. (BRAZIL) (1) (6)		99.99%	99.98%	N/D	N/D	N/D	N/D	-	F	-
Holding company
Rua Martiniano de Carvalho, 851 20º andar, parte, São Paulo
Terra Networks Brasil, S.A. and subsidiarias (BRAZIL) (1) (6)		100.00%	99.98%	401	(328)	-	(7)	-	F	-
ISP and portal
Rua General Joao Manoel, 90 - Porto Alegre - Rio Grande do Sul
Telefónica del Perú, S.A.A. (PERU) (1) (11)	0,15%	98.03%	98.18%	589	85	-	(15)	1,140	F	-
Operator of local, domestic and international long distance telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz - Lima
Telefónica Multimedia S.A.C.(PERU) (1)(*)(**)		99.99%	98.17%	37	2	-	4	N/D	F	-
Telefónica Servicios Comerciales S.A.C.(PERU) (5)(*)(**)		99.90%	98.08%	-	-	-	3	N/D	F	-
Media Networks Perú S.A.C.(PERU) (5)(*)(**)		99.90%	98.08%	7	-	-	-	N/D	F	-
Servicios Editoriales del Perú S.A.C.(PERU) (5)(*)(**)		99.90%	98.08%	1	-	-	-	N/D	F	-
Telefónica Servicios Técnicos (PERU) (5)(*)(**)		99.90%	98.08%	-	-	-	-	N/D	F	-
Servicios Globales de Telecomunicaciones S.A.C. (PERU) (5)		99.90%	98.08%	-	-	-	(2)	N/D	F	-
Telefonica International Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	372	303	-	31	417	F	-
Holding company
Telefónica Chile Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	-	23	-	(1)	108	F	-
Holding company
Inversiones Telefónica Uno, S.A. (CHILE)		99,99%	99,99%	1	122	(81)	3	-	F	-
Realización de toda clase de inversiones.
Ciudad de Santiago, Comuna de Providencia
Inversiones Telefónica Dos, S.A.		99.99%	99.99%	125	1	-	(10)	-	F	-
Realización de toda clase de inversiones.
Ciudad de Santiago, Comuna de Providencia
Telefónica Internacional de Chile, S.A. (CHILE) (1)		100.00%	100.00%	10	945	-	17	34	F	-
Holding company
Compañía de Telecomunicaciones de Chile, S.A. (CHILE) (1) (11)		44.89%	44.89%	1,003	(163)	(15)	47	-	F	-
Operator of local, long distance and international telephony services in Chile.
Avenida Providencia, 127-A Santiago de Chile
Telefónica Gestión de Servicios Compartidos de Chile, S.A. (CHILE) (1)		44.89%	44.89%	1	-	-	-	1	F	-
Provision of management and administration services
Avda. Providencia, 111-piso 22. Comuna de Providencia. Santiago de Chile
Atento Chile, S.A. (CHILE) (1) (6)		30.00%
Compañía Internacional de Telecomunicaciones, S.A. (ARGENTINA) (1)		100.00%	99.98%	115	(306)	-	271	644	F	-
Holding company
Av. Ingeniero Huergo, 723, PB - Buenos Aires
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1) (11)		99.96%	99.96%	148	(195)	-	141	1,476	F	-
Holding company
Tucumán, 1 P-17 Buenos Aires
Telefónica de Argentina, S.A. (ARGENTINA) (1) (11)		98.04%	98.04%	165	(1)	-	82	-	F	-
Telecommunications service provider
Av. Ingeniero Huergo, 723, PB - Buenos Aires
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98.00%	98.00%	76	4	-	(57)	107	F	-
Telecommunications service operator
Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo - Puerto Rico

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
China Netcom Group Corporation (Hong Kong) Limited (CHINA) (11)		5.00%	5.00%	N/D	N/D	N/D	N/D	682	I.	682
Telecommunications service operator
Telefónica Technologhy (Beijing) Comp Ltd (China)		100%	100%	-	-	-	-	1	I.	1
I+D relacionado con tecnología e inform, y comunic, de las telecom, Serv, de consultoría y management,
Room 1210-1212. 12/F. North Tower. Beijing kerry Centre. 1, Guanghua Road. Chaoyang District - Beijing
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E	54
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	I.	96
Terra Networks Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	-	(3)	-	-	N/D	F	-
Development of internet in Venezuela
Avda. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes, Caracas
Terra Networks Perú, S.A. (PERU) (1)		99.99%	99.99%	2	3	-	(1)	4	F	-
Internet and portal services provider
Los Sauces, 374 - Torre Roja - San Borja - Lima
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO) (1) (6)		100.00%	100.00%	52	(53)	-	-	12	F	-
Holding company
Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, México
Terra Networks Mexico, S.A. De C.V. (MEXICO) (1) (6)		99.99%	99.99%	N/D	N/D	N/D	N/D	-	F	-
ISP, portal and real-time financial information services
Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, México
Terra Networks Chile Holding Limitada (CHILE) (1) (6)		99.99%	99.99%	69	(47)	-	2	41	F	-
Holding company
Avda. Vitacura, 2736. Las Condes - Santiago de Chile
Terra Networks Chile, S.A. (CHILE) (1)		99.99%	99.99%	N/D	N/D	N/D	N/D	-	F	-
Internet and portal services provider
Avda. Vitacura, 2736. Las Condes - Santiago de Chile
Terra Networks Guatemala, S.A. (GUATEMALA) (1) (6)		100.00%	100.00%	12	(12)	-	(1)	4	F	-
ISP and portal
C/ Diagonal, 6 Edificio Las Margaritas II - Ciudad de Guatemala
Terra Networks El Salvador, S.A. (EL SALVADOR) (1)		99.99%	99.99%	-	-	-	-	-	F	-
Internet and portal in general
63 Ave. Sur y Alameda Roosvelt, Centro Fin. Gigante Torre de San Salvador
Terra Networks Honduras, S.A. (HONDURAS)		99.99%	99.99%	-	-	-	-	-	F	-
Internet and portal in general
Honduras
Terra Networks Costa Rica, S.A. (COSTA RICA) (1)		99.99%	99.99%	-	-	-	-	-	F	-
Internet and portal in general
Curridabat, Edificio Domus Plaza, 2ª Planta Oficina 2 - San José
Terra Networks Nicaragua, S.A. (NICARAGUA)		99.99%	99.99%	-	-	-	-	-	F	-
Internet portal
Nicaragua
Terra Networks Panamá, S.A. (PANAMA) (1)		99.99%	99.99%	-	-	-	-	-	F	-
Internet portal
Harry Eno y Piloto, Posada Edificio El Educador - Coopeduc - Bethania
Terra Networks USA, Inc. and subsidiaries (USA) (1) (6)		100.00%	100.00%	-	7	-	(7)	16	F
Internet portal
1201 Brickell Avenue, Suite 700, Miami - Florida 33131
Terra Networks Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	-	1	-	(1)	3	F
Internet and portal services provider
Ingeniero Huergo., 723 Piso 17 - Buenos Aires
Terra Networks Colombia , S.A. (La Ciudad.com) (COLOMBIA) (1)		99.99%	99.99%	-	2	-	(1)	3	F
Internet and portal in general
Diagonal 97, Nº 17-60, Oficina 402. Bogotá D.C., Colombia
Brasilcel, N.V. (NETHERLANDS) (5)	50.00%	-	50.00%	-	6,560	-	91	2,179	P	-
Joint Venture and holding company for wireless communications services
Strawinskylaan 3105 - 1077ZX - Amsterdam
Tagilo Participaçoes, Ltda. (BRAZIL) (5) (14)		100.00%	50.00%	135	(2)	-	(5)	N/D	P	-
Ownership of intellectual and industrial property
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, São Paulo.
Sudestecel Participaçoes, Ltda. (BRAZIL) (5) (14)		100.00%	50.00%	740	(117)	-	(26)	N/D	P	-
Holding company
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, São Paulo.

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Avista Participaçoes Ltda. (BRAZIL) (5) (14)		100.00%	50.00%	236	(30)	-	(18)	N/D	P	-
Holding company
Rua da Consolação, 247 - 6º andar / sala 57-F São Paulo - SP
Telefónica Brasil Sul Celular Participaçoes, Ltda. (BRAZIL) (5) (14)	1.12%	97.44%	50.43%	224	26	-	(8)	1	P	-
Holding company
Avda. Martiniano de Carvalho, 851, 20 andar, parte São Paulo, São Paulo
PTelecom Brasil, S.A. (BRAZIL) (5) (14)		100.00%	50.00%	1,013	(618)	-	(8)	N/D	P	-
Holding company
Rua Cubatao, 320, 4 andar, São Paulo, São Paulo
Portelcom Participaçoes, S.A. (BRAZIL) (5) (14)		100.00%	50.00%	1,358	(369)	-	(33)	N/D	P	-
Holding company
Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, São Paulo
Vivo Brasil Comunicaçoes (BRAZIL) (5) (14)		100.00%	50.00%	-	-	-	-	N/D	P	-
Wireless communications services operator
Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Vivo Participaçoes, S.A. (BRAZIL) (5) (11) (14)		62.94%	31.49%	2,417	642	(4)	124	N/D	P	-
Holding company
Rua Silveria Martins, no. 1036, Cabula, Salvador- Bahia
Vivo, S.A. (BRAZIL) (5) (14)		100.00%	31.49%	2,153	992	-	163	N/D	P	-
Wireless services operator
Av. Higienópolis, nº1635, Curitiba Parana
Tele Centro Oeste IP, S.A. (BRAZIL) (5) (14)		100.00%	31.49%	4	(4)	-	-	N/D	P	-
Wireless services operator
AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia, DF
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1)	100.00%		100.00%	127	(79)	-	21	161	F	-
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (1)		99.08%	99.08%	29	2	-	9	N/D	F	-
Provision of wireless and international long distance communications services
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Multiservicios, S.A. de C.V. (EL SALVADOR) (1)		77.50%	76.79%	6	-	-	(3)	N/D	F	-
Cable modem services operator
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica El Salvador, S.A. de C.V. (EL SALVADOR) (3)		100.00%	76.79%	-	-	-	-	N/D	F	-
Operational company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Guatemala Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	19	-	-	-	29	F	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
TCG Holdings, S.A. (GUATEMALA) (1)	100.00%		100.00%	281	(169)	-	31	239	F	-
Holding company
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 - Guatemala City
Telefónica Móviles Guatemala, S.A. (GUATEMALA) (1)	13.60%	86.38%	99.98%	279	12	-	(178)	38	F	-
Provision of wireless, wireline and radio paging communications services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Infraestructura Internacional, S.A. (GUATEMALA)		100.00%	99.98%	-	-	-	-	N/D	F	-
Telecommunications and paging service provider
5ª Avenida 7-76, Zona 10 - Guatemala City
Simpay, Ltd. (UK) (8)	25.00%		25.00%	N/D	N/D	N/D	N/D	N/D	I	-
Payment services through wireless telephony
62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (SPAIN) (8)	100.00%		100.00%	N/D	N/D	N/D	N/D	-	I	-
Dormant company
José Abascal - Madrid
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%		100.00%	98	(98)	-	-	110	F	-
Ownership of shareholdings in wireless operators in Puerto Rico
Metro Office Park Calle Edificio # 17, Suite 600 - 00968 Guaynabo
Newcomm Wireless Services, Inc. (PUERTO RICO)		1.96%	1.96%	N/D	N/D	N/D	N/D	N/D	I	43
Wireless operator
OMTP Limited (Open Mobile Terminal Platform) (UK)	2.04%		2.04%	N/D	N/D	N/D	N/D	N/D	I

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
MobiPay Internacional, S.A. (SPAIN)	50.00%		50.00%	12	(9)	-	(1)	5	P	-
Provision of payment services through wireless telephony
Avenida de Europa 20, Alcobendas, Madrid
Telefónica de Centroamérica, S.L. (SPAIN) (8)	100.00%		100.00%	N/D	N/D	N/D	N/D	1	I	1
Dormant company
Gran Vía, nº 28, Madrid
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	100.00%		100.00%	6	N/D	N/D	N/D	13	F	-
Wireless communications services operator
Plza de la Independencia 8, planta baja, Montevideo
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1) (6)	100.00%		100.00%	1,267	(2,256)	-	(544)	1,176	F	-
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	-	1	-	7	N/D	F	-
Integrated cash management, consulting and financial support for Group companies
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	114	(9)	-	19	N/D	F	-
Wireless telephone and communications services
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Movitel de Noroeste, S.A. de C.V. (MEXICO) (1)		99.16%	99.16%	38	(9)	-	23	N/D	F	-
Wireless telephone and communications services
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Moviservicios, S.A. de C.V. (MEXICO) (1)		99.99%	99.99%	1	-	-	-	N/D	F	-
Technical, administrative, consultancy, advisory and supervision services
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefonía Celular del Norte, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	76	-	-	(69)	N/D	F	-
Wireless telephone and communications services
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Celular de Telefonía, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	66	37	-	(114)	N/D	F	-
Wireless telephone and communications services
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Enlaces del Norte, S.A. de C.V. (MEXICO) (1)		94.90%	94.90%	-	1	-	(12)	N/D	F	-
Head of Mexican telecommunications group
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.(MEXICO) (1)		100.00%	97.40%	1	-	-	(12)	N/D	F	-
Basic domestic and international long distance telephone services
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	2,750	194	-	(2,938)	N/D	F	-
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	1,817	27	-	(415)	N/D	F	-
Wireless telephone and communications services
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso PCS, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	427	164	-	(2,504)	N/D	F	-
Provision of telecommunications services in Mexico
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	2	1	-	(5)	N/D	F	-
Provision of administrative services to subsidiaries
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Activos Para Telecomunicación, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	455	(1)	-	15	N/D	F	-
Installation, maintenance and operation of public or private telecommunications networks
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica Telecomunicaciones México, S.A. de C.V. (MEXICO) (1)	94.90%		94.90%	-	-	-	-	-	F	-
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE) (1)	100.00%		100.00%	11	(5)	-	-	11	F	-
IT and communications services provider
Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, de la Ciudad de Santiago de Chile
Inversiones Telefónica Móviles Holding Limitada (CHILE) (1)	100.00%		100.00%	428	(85)	-	160	424	F	-
Holding company
Av El Bosque Sur 090, Los Condes, Santiago de Chile

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
TEM Inversiones Chile Limitada (CHILE) (1)		100.00%	100.00%	1,252	(278)	-	246	N/D	F	-
Holding company
Av El Bosque Sur 090, Los Condes, Santiago de Chile
T.Moviles Chile Distribución S.A. (CHILE) (1)		99.99%	99.99%	-	-	-	-	N/D	F	-
Wireless telephony services
Fidel Oteíza 1953, Oficina 201, Providencia, Santiago de Chile
Buenaventura (Chile)		50.00%	50.00%	N/D	N/D	N/D	N/D	N/D	I.	-
Wireless telephony services
Av El Bosque Sur 090, Los Condes, Santiago de Chile
Inversiones Telefónica Móviles Holding II Limitada (Chile) (1)	100.00%		100.00%	334	(43)	-	72	318	F	-
Wireless communications services operator
Avda. El Bosque Sur 090, Las Condes, Santiago de Chile
Telefónica Móviles Chile Inversiones. S.A. (CHILE) (1)		100.00%	100.00%	26	(40)	-	(3)	N/D	F	-
Holding company
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Telefónica Móviles Chile larga Distancia, S.A. (CHILE) (1)		100.00%	100.00%	26	-	-	-	N/D	F	-
Wireless communications services operator
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Intertel, S.A. (CHILE) (1)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	-
Wireless communications services operator
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Telefónica Móviles Chile, S.A. (CHILE) (1)		100.00%	100.00%	1,227	(719)	-	198	N/D	F	-
Wireless communications services operator
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Pleyade Chile (CHILE)		0.17%
Wireless communications services operator
Avda. El Bosque Sur 090 - Las Condes - Santiago de Chile
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	46	-	-	(1)	581	F	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Otecel, S.A. (ECUADOR) (1)		100.00%	100.00%	71	(20)	-	28	N/D	F	-
Provision of wireless communications services
Avda. de la República y la Pradera esq. Casilla, Quito
Multi Holding Corporation (PANAMA) (7)	100.00%		100.00%	N/D	N/D	N/D	N/D	301	F	-
Dormant company
Edificio HSBC, Piso 11, Avd Samuel Lewis - Panama
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%		100.00%	40	-	-	(2)	238	F	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
BSC de Panama Holdings, SRL (PANAMA)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	-
Holding company
Avda Samuel Lewis y Calle 54, Edificio Afra, Panama
Telefónica Móviles Panamá, S.A. (PANAMA) (1)		100.00%	100.00%	70	(10)	-	45	N/D	F	-
Wireless telephony services
Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Ciudad de Panamá
Latin America Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	980	(403)	-	256	1,635	F	-
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1) (11)		98.34%	97.99%	166	21	-	25	-	F	-
Holding company
Avda. Arequipa, 1155 Lima, 01

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Móviles Perú, S.A.C. (PERU) (1) (11)	0.14%	99.99%	96.06%	215	(35)	-	26	N/D	F	-
Wireless communications services provider
Avda. Arequipa, 1155 Lima, 01
Inmuebles Aries, S.A.C. (PERU)		100.00%	96.06%	-	-	-	-	N/D	F	-
Services company
Billing & Management System, S.A.C. (PERU)		100.00%	96.06%	-	-	-	-	N/D	F	-
Services company
Telefónica Móviles del Uruguay, S.A. (URUGUAY) (1)	32.00%	68.00%	100.00%	6	27	-	15	N/D	F	-
Wireless communications and services operator
Constituyente 1467 Piso 23, Montevideo 11200
Telefónica Móviles Nicaragua, S.A. (NICARAGUA)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	-
Holding company
Managua
Pisani Resources y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	-	-	-	-	-	F	-
Dormant company
Managua
Doric Holding y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	-	-	-	-	-	F	-
Dormant company
Managua
Kalamai Hold. Y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	-	-	-	-	-	F	-
Dormant company
Managua
Telefonía Celular de Nicaragua, S.A. (NICARAGUA) (1)		100.00%	100.00%	9	25	-	12	N/D	F	-
Wireless telephony services
Carretera Mazalla, Managua
Telcel, C.A. (VENEZUELA) (1)	0.08%	99.92%	100.00%	109	634	(264)	700	123	F	-
Wireless telephony operator
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Móviles eServices Latin America, Inc. (USA)		100.00%	100.00%	-	3	-	1	N/D	F	-
IT services provider
Mellon Financial Center 1111 Brickell ave. Suite 1000, Miami, florida 33131
Sistemas Timetrak, C.A. (VENEZUELA) (1)		100.00%	100.00%	1	(1)	-	10	N/D	F	-
Fleet localization services
Calle Pantin, Edificio Grupo Secusat. Piso 3. Caracas, Venezuela
Corporación 271191, C.A. (VENEZUELA)		100.00%	100.00%	-	-	-	-	N/D	F	-
Public address and telecomunication services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) (1)	65.14%	34.86%	100.00%	19	1	-	3	-	F	-
Holding company
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
Telefónica Servicios Transaccionales (VENEZUELA)		100.00%	100.00%	-	-	-	(4)	N/D	F	-
Automatic payment methods transactions and processing
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060 - Venezuela
Olympic, Ltda. (COLOMBIA) (1)		100.00%	100.00%	-	720	-	11	N/D	F	-
Holding company
Av. 82 Nº 10-62, piso 6
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1)	22.44%	77.56%	100.00%	-	1,028	-	20	116	F	-
Wireless operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Bautzen, Inc. (COLOMBIA)		100.00%	100.00%	-	-	-	-	N/D	F	-
Financial management
Panama City
Comoviles, S.A. (COLOMBIA)		99.97%	99.97%	-	7	-	-	N/D	F	-
Telecommunications services
Calle 100 Nº 7-33, piso 17, Bogotá
Comunicaciones Trunking, S.A. (COLOMBIA)		99.98%	99.95%	-	4	-	-	N/D	F	-
Telecommunications services
Calle 100 Nº 7-33, piso 16, Bogotá

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Paracomunicar, S.A. (COLOMBIA)		99.35%	99.31%	-	1	-	-	N/D	F	-
Telecommunications services
Calle 100 Nº 7-33, piso 17, Bogotá
Kobrocom Electrónica, Ltd. (COLOMBIA)		100.00%	99.95%	-	-	-	-	N/D	F	-
Telecommunications services
Calle 100 Nº 7-33, piso 15, Bogotá
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	100.00%		100.00%	258	185	-	151	1,142	F	-
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)	15.40%	84.60%	100.00%	107	N/D	N/D	N/D	139	F	-
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	I	11
Telefónica O2 Europe plc (UK) (1) (6) (9)	100.00%		100.00%	12	16,169	(2,727)	2,418	26,153	F	-
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
mmO2 plc (UK) (1)		100.00%	100.00%	43	527	-	(3,132)	16,141	F	-
Holding company
Wellington Street, Slough, SL1 1YP
O2 Holdings Ltd. (UK) (1)		100.00%	100.00%	16	9,032	-	3,342	17,325	F	-
Holding company
Wellington Street, Slough, SL1 1YP
O2 Communications (Ireland) Ltd. (IRELAND) (1)		100.00%	100.00%	97	734	-	141	1,727	F	-
Wireless communications services operator
28/29 Sir John Rogerson's Quay, Dublin 2, Republic of Ireland
Manx Telecom Ltd. (ISLE OF MAN) (1)		100.00%	100.00%	16	99	-	23	37	F	-
Telecommunications service provider
Isle of Man Business Part, Cooil Road, Braddan, Isle of Man IM99 IHX
The Link Stores Ltd. (UK) (5)		100.00%	100.00%	-	(18)	-	(2)	42	F	-
Telecommunications equipment retailer
Wellington Street, Slough, SL1 1YP
Be Un Limited (Be) (UK) (12)		100.00%	100.00%	13	(18)	-	(20)	77	F	-
Internet services provider
Wellington Street, Slough, SL1 1YP
Tesco Mobile Ltd. (UK) (2)		50.00%	50.00%	-	(14)	-	-	7	P	-
Wireless telephony services
Tesco House, Delamare Road, Cheshunt Road, Hertfordshire, EN8 9SL
Telefonica O2 Czech Republic, a.s. (CZECH REPUBLIC) (1) (6) (11)	69.41%		69.41%	745	1,068	-	209	3,663	F	-
Telecommunications service provider
Olsanska 55/5 - Prague 3, 130 34
SPT Telecom Finance, B.V. (NETHERLANDS) (1)		100.00%	69.41%	-	N/D	-	N/D	-	F	-
Financing of other group companies
Teleportboulevard 140 - Amsterdam 1043EJ, The Netherlands
Telefónica O2 Services, spol. s.r.o. (CZECH REPUBLIC) (1)		100.00%	69.41%	-	1	-	1	1	F	-
Telecommuications network and advisory services
Bryksova818/48 - Prague 9
Czech Telecom Germany GmbH (GERMANY) (1)		100.00%	69.41%	-	1	-	-	1	F	-
Data transmission services
Hanauer Landstrasse 300a, Frankfurt am Main 604 13, Germany
Czech Telecom Austria GmbH (AUSTRIA) (1)		100.00%	69.41%	-	-	-	-	-	F	-
Data transmission services
Shuttleworthstrasse 4-8, Vienna 12310, Austria
Telefónica O2 Slovakia, s.r.o. (SLOVAK REPUBLIC) (1)		100.00%	69.41%	45	(5)	-	(43)	45	F	-
Data transmission services
Kutlíkova 17, Bratislava 852 50
CenTrade, a.s. (CZECH REPUBLIC) (1) (8)		100.00%	69.41%	-	-	-	-	-	F	-
E-commerce
Olsanska 55/5 - Prague 3, 130 34
Augustus, spool. S.r.o. (CZECH REPUBLIC) (1)		39.76%	27.60%	-	N/A	-	N/A	-	E	-
Consulting services
Na zájezdu1935/5 - Prague 10 Vinohrady, 10100

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Prvni Certifikacni Autorita, a.s. (CZECH REPUBLIC)		23.25%	16.14%	1	N/D	-	N/D	-	E	-
E-certification services
Podvinný mlýn 2178/6 - Prague 9 Liben, 190 00
Deltax Systems a.s. (CZECH REPUBLIC)		100.00%	69.41%	1	2	-	-	8	I.	8
Telecommuications network and advisory services
Praha 7, Jankovcova 1569/2c, PSČ 17000
O2 (Europe) Ltd. (UK) (1)	100.00%		100.00%	14	355	-	1,048	8,520	F	-
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
O2 (Germany) GmbH & Co. OHG (GERMANY) (1)		100.00%	100.00%	51	1,730	-	(495)	5,629	F	-
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
Tchibo Mobilfunk GmbH & Co. KG (GERMANY) (1)		50.00%	50.00%	16	(12)	-	1	8	P	-
Telecommunications equipment retailer
Uberseering 18, Hamburg, Germany, D-22297
Telefónica International Wholesale Services, S.L. (SPAIN) (*) (**) (1)	92.51%	7.49%	100.00%	230	7	-	(15)	230	F	-
International services provider
Gran Vía, 28 - 28013 Madrid
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)	80.56%	19.44%	100.00%	469	17	-	(15)	620	F	-
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4 - Montevideo
Telefónica International Wholesale Services Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	17	(18)	-	-	N/D	F	-
Provision of high bandwidth communications services
Paraguay, 1345 Piso 6 - Buenos Aires
Telefónica International Wholesale Services Brasil Participações, Ltd. (BRAZIL) (1)		100.00%	100.00%	42	(26)	-	1	17	F	-
Provision of high bandwidth communications services
Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista
Telefónica International Wholesale Services Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	-
Provision of high bandwidth communications services
Av. Brigadeiro Faria Lima, 1188 Piso 8º - San Pablo
Telefónica International Wholesale Services Chile, S.A. (CHILE) (1)		100.00%	100.00%	25	(12)	-	1	14	F	-
Provision of high bandwidth communications services
Ricardo Lyon, 222 Piso 14 - Santiago de Chile
Telefónica International Wholesale Services Perú, S.A.C. (PERU) (1)		100.00%	100.00%	14	(9)	-	(1)	4	F	-
Provision of high bandwidth communications services
Av. de la Floresta, 497 Piso 5 - San Borga
Telefónica International Wholesale Services USA, Inc. (USA) (1)		100.00%	100.00%	24	(22)	-	4	6	F	-
Provision of high bandwidth communications services
1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)
Telefónica International Wholesale Services Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	11	(5)	-	1	7	F	-
Provision of high bandwidth communications services
Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Guatemala City
Telefónica International Wholesale Services Puerto Rico, Inc. (PUERTO RICO) (1)		100.00%	100.00%	16	(6)	-	1	11	F	-
Provision of high bandwidth communications services
Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo
Telefónica International Wholesale Services Colombia, S.A. (COLOMBIA) (1)		99.97%	99.97%	-	-	-	-	-	F	-
Telefónica International Wholesale Services Ecuador, S.A. (ECUADOR) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Provision of high bandwidth communications services
Distrito Metropolitano de Quito, Ecuador
Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	700	36	-	6	1,343	F	-
Telecommunications service provider and operator
Gran Vía, 28 - 28013 Madrid
Telefónica Datos de Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Telecommunications services
Avda. Las Palmas, 3º - 1050 Caracas
Telefónica Data Canadá, Inc. (CANADA)		100.00%	100.00%	-	-	-	-	-	I.	-
Telecommunications services
44 Chipman Hill, 10th Floor - P.O. Box 7289 New Brunswick ESL 4S6

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica USA Inc. (USA) (1)		100.00%	100.00%	120	7	-	(99)	151	F	-
Telecommunications services
1221 Brickell Avenue - 33131 Miami - Florida
Telefónica Data Caribe (*) (**) (SPAIN)		90.00%	100.00%	-	(2)	-	-	-	F	-
Global telecommunications services
Beatríz de Bobadilla, 14 - 28040 Madrid
Telefónica Data Argentina, S.A. (ARGENTINA) (1) (9) (11)		97.92%	97.92%	22	-	N/D	(1)	35	F	-
Telecommunications service provider and operator
Tucumán, 1 plta.18º - 1049 Buenos Aires
Telefónica Mobile Solutions Chile, S.A.C. (CHILE)		N/D	N/D	-	(1)	-	-	N/D	F	-
Equipment and systems engineering activities
Avda. Seminario, 15 - Providencea - Santiago de Chile
Telefónica Data Atlas, S.A. (MOROCCO) (8)		59.86%	59.86%	-	-	-	-	-	I.	-
Telecommunications service provider and operator
Tour Bmce, Rond Point Hassan II - Casablanca
Katalyx, Inc. (USA) (1)		100.00%	100.00%	90	(97)	-	8	-	F	-
Administrative management services
1221 Brickell Avenue - Miami, Florida
Adquira Mexico, S.A. de C.V. (MEXICO) (5)		50.00%	50.00%	7	(7)	-	-	4	E	-
E-commerce
Boulevard Avila Camacho, 24 - Mexico D.F.
Telefónica de Contenidos , S.A.U. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	1888	-2949	-	2,253	2,242	F	-
Organization and operation of multimedia service-related businesses
Jorge Manrique, 12 - 28006 Madrid
Telefónica Media Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	5	-	-	-	79	F	-
Participation in media-related businesses
Tucumán, 1 Pta.17º - Buenos Aires
AC Inversora S.A. (ARGENTINA)		98.24%	100.00%	-	-	-	-	N/D	F	-
Financial and investment activities
Ingeniero Huergo 723 - Piso 17 - Buenos Aires
Atlántida Comunicaciones, S.A. (ARGENTINA) (1) (6)		100.00%	100.00%	3	13	-	(4)	832	F	-
Free-to-air TV and radio
Tucumán, 1 Pta.20 - Buenos Aires
ATCO I S.A. (ARGENTINA)		92.93%	100.00%	-	-	-	-	N/D	F	-
Pavón 2444 - Buenos Aires
Investments in associates
Televisión Federal S.A.- TELEFE (ARGENTINA)		93.02%	100.00%	32	28	-	(3)	N/D	F	-
Pavón 2444 - Buenos Aires
Media
Enfisur, S.A. (ARGENTINA)		92.99%	100.00%	12	6	-	-	N/D	F	-
Pavón 2444 - Buenos Aires
Investments in associates
Tevefe Comercialización S.A. (ARGENTINA)		93.01%	100.00%	1	-	-	1	N/D	F	-
Pavón 2444 - Buenos Aires
Investments in associates
Telefónica Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	6	15	-	1	8	F	-
Provision of all type of audiovisual telecommunications services
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Servicios de Música, S.A.U. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	2	-	2	3	F	-
Provision of telemarketing services
Luchana, 23, 1º - 28010 Madrid
Andalucía Digital Multimedia, S.A. (SPAIN)		24.20%	24.20%	3	(3)	-	-	1	E	-
Development of the audiovisual industry in Andalusia
Edificio Azul, Parque Tecnológico de Andalucía – Málaga
Hispasat, S.A. (SPAIN) (2)		13.23%	13.23%	122	189	-	26	18	E	45
Operation of a satellite telecommunications system
Gobelas, 41 - 28023 Madrid
Sogecable, S.A. (SPAIN) (1) (6) (11)	1.20%	15.59%	16.79%	277	(64)	-	62	861	I	634
Indirect management of public service television
Gran via, 32 - 3ª Pta. - 28013 Madrid

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Other shareholdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	7	I.	10
Terra Lycos Holding, B.V. (NETHERLANDS)	100.00%		100.00%	-	N/D	N/D	N/D	-	I.	-
Sale of software licenses
Koningslaan, 34. 1075 AD Amsterdam - Netherlands
LE Holding Corporation (USA)	100.00%		100.00%	N/D	N/D	N/D	N/D	N/D	F	-
Holding company
Corporation Trust Center, 1209 Orange Street - Wilmington, Delaware 19801
Lycos Europe, N.V. (NETHERLANDS) (3) (11)		32.10%	32.10%	3	125	-	44	48	E	54
Internet portal
Richard Holkade 36, 2033 PZ Haarlem - Netherlands
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%		100.00%	-	N/D	N/D	N/D	10	F	-
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	100.00%	-	N/D	N/D	N/D	12	F	-
Internet design, advertising and consulting
Claudio Coello, 32, 1º ext. - Madrid
Terra Networks Asociadas, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	7	(28)	-	(3)	64	F	-
Holding company
C/ Gran Vía, 28 - 28013 Madrid
Terra Business Travel, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	(1)	-	(1)	1	F	-
Travel agency
Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Educaterra, S.L. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	2	-	(0)	6	F	-
Vertical e-learning portal
Paseo de la Castellana 141, Edificio Cuzco IV - 5ª Planta, Madrid.
Red Universal de Marketing y Bookings Online, S.A. (SPAIN) (6)		50.00%	50.00%	1	(1)	-	10	8	E	5
Online travel agency
Proción 1 y 3 La Florida - 28023 - Madrid
Inversis Networks, S.A. (SPAIN)		5.17%	5.17%	95	33	-	6	13	I.	13
Telematic and IT systems and applications
C/ Arrastacía, 13 . Poligono de las Mercedes. Madrid
Terra Networks Marocs, S.A.R.L. (MOROCCO) (7)	100.00%		100.00%	-	N/D	N/D	N/D	-	I.	-
Dormant company
332 Boulevard Brahim Roudani, Casablanca
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (7)	100.00%		100.00%	-	N/D	N/D	N/D	-	I.	-
Dormant company
Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)
Telefónica (USA) Advisors, Inc. (USA) (8)	100.00%		100.00%	-	-	-	-	1	I.	1
All the activities permitted by Delaware State law
1013 Center Road, Wilmington - County of Newcastle - Delaware 19805
Taetel, S.L. (SPAIN) (*) (**)	100.00%		100.00%	28	6	-	1	28	F	-
Acquisition, ownership and disposal of shares and stakes in other companies
Beatríz de Bobadilla, 3 - 28040 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	17	-	-	-	17	F	-
Holding and operation of aircraft and aircraft lease.
Gran Vía, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	1	-	-	2	9	F	-
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid
Telefónica Engenharia de Segurança (BRAZIL) (2)		99.99%	99.99%	7	(7)	-	1	7	F	-
Security services and systems
Rua Haddock Lobo, 337 2º andar, conjunto 21 - 01414-001 - São Paulo
Telefónica Ingeniería de Seguridad México, S.A. de C.V. (MEXICO) (2)		100.00%	100.00%	1	-	-	-	1	F	-
Security services and systems
Mexico City, Mexico D.F.
Telefónica Ingeniería de Seguridad de Argentina, S.A. (ARGENTINA)		100.00%	100.00%	-	-	-	-	-	F	-
Security services and systems
Buenos Aires
Telefónica Capital, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	7	63	-	9	18	F	-
Finance company
Gran Vía, 28 - 28013 Madrid

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3)		70.00%	70.00%	16	35	-	14	22	F	-
Administration of pension funds
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	2	16	-	7	5	F	-
Administration and representation of collective investment institutions
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Catalana D'Iniciatives, C.R. , S.A. (SPAIN)		5.99%	5.99%	N/D	N/D	N/D	N/D	4	I.	4
Promotion of non-financial companies
Passeig de Gracia, 2 - 2ºB - 08007 Barcelona.
Ateseco Comunicación, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	6	43	-	1	108	F	-
Holding company
C/ Gran Vía, 28 - 28013 Madrid
Atento Holding, Inversiones y Teleservicios, S.A. (SPAIN) (**)	100.00%		100.00%	24	138	-	-	373	F	-
Telecommunications service provider
C/ Santiago de Compostela, 94 - 28035 Madrid
Atento N.V. (NETHERLANDS) (1) (6)		100.00%	100.00%	-	107	-	75	162	F	-
Telecommunications service provider.
Locatellikade, 1 - 1076 AZ Amsterdam
Woknal, S.A. (URUGUAY) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Provision of call-center services
Montevideo - Uruguay
Procesos Operativos, S.A. (SPAIN) (1)		100.00%	100.00%	-	(1)	-	1	1	F	-
Provision of telematic services and call-center activities in general.
Isla Sicilia, 3 - 28034 Madrid
Atento Teleservicios España, S.A. (SPAIN) (1)		100.00%	100.00%	1	23	(1)	1	24	F	-
Direct marketing promotion, marketing and market research services
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Contact US Teleservices, Inc. (USA) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Provision of call-center services
Texas
Atento Servicios Técnicos y Consultoría, S.L. (SPAIN) (1)		100.00%	100.00%	-	1	-	1	-	F	-
Study, development and execution of projects and system-related services
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Servicios Integrales de Asistencia y Atención, S.L. (SPAIN) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Management of specialized employment centers for disabled workers
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Atento Brasil, S.A. (BRAZIL) (1)		100.00%	100.00%	59	67	(24)	37	196	F	-
Provision of call-center services
Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 São Paulo
Atento Puerto Rico, Inc. (PUERTO RICO) (5)		100.00%	100.00%	4	1	-	-	8	F	-
Provision of call-center services
Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968
Atento Colombia, S.A. (COLOMBIA) (5)		100.00%	100.00%	1	7	(2)	2	6	F	-
Provision of call-center services
Santa Fé, Bogotá
Atento Maroc, S.A. (MOROCCO) (1)		100.00%	100.00%	4	(1)	-	3	3	F	-
Provision of call-center services
Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun - Casablanca
Atento Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	2	10	(6)	3	9	F	-
Provision of call-center services
Caracas D.F.
Atento Centroamérica, S.A. (GUATEMALA) (1)		100.00%	100.00%	10	(3)	-	7	12	F	-
Provision of call-center services
14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel - Departamento de Guatemala
Atento de Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	5	2	-	7	7	F	-
Provision of call-center services
Guatemala City
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		100.00%	100.00%	3	2	-	2	4	F	-
Provision of call-center services
San Salvador

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Atento Holding Chile, S.A, (CHILE) (1)		100.00%	100.00%	26	3	(7)	12	30	F	-
Holding company
Santiago
Centro de Contacto Salta, S.A. (ARGENTINA) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Provision of call-center services
Buenos Aires
Mar de Plata Gestiones y Contactos, S.A. (ARGENTINA) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Provision of call-center services
Mar de Plata, province of Buenos Aires
Microcentro de Contacto, S.A. (ARGENTINA) (1)		100.00%	100.00%	-	-	-	1	-	F	-
Provision of call-center services
Teniente Juan Domingo Perón, 646 piso 1º Buenos Aires
Córdoba Gestiones y Contacto, S.A. (ARGENTINA) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Provision of call-center services
Rosario de Santa Fe 187, Córdoba
Atento Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	1	-	-	-	18	F	-
Provision of call-center services
Avda. de Mayo, 645 P.1º - Buenos Aires
Atento Chile, S.A. (CHILE) (1)		71.16%	84.10%	15	20	(24)	10	16	F	-
Provision of call-center services
Diagonal Paraguay, 386 - Santiago de Chile
CTC Marketing e Informaciones, S.A. (NEXCOM) (CHILE) (1)		100.00%	84.10%	1	(1)	-	-	1	F	-
Provision of call-center services
Santiago, Chile
Atento Educación, Ltda. (CHILE) (1)		100.00%	84.10%	-	-	-	-	-	F	-
Provision of call-center services
Santiago, Chile
Atento Recursos, Ltda. (CHILE) (1)		100.00%	84.10%	-	-	-	-	-	F	-
Provision of call-center services
Santiago, Chile
Teleatento del Perú, S.A.C. (PERU) (1)		70.00%	99.45%	4	5	(4)	6	11	F	-
Provision of call-center services
C/ Jiron Camaná, 654 - 01 Lima
Atento Italia, S.R.L. (ITALY) (8)		100.00%	100.00%	-	(2)	-	-	6	F	-
Provision of call-center services
Via Lamaro, edif. D/2 - Roma
Atento Mexicana, S.A. De C.V. (MEXICO) (1)		100.00%	100.00%	3	19	(16)	17	4	F	-
Provision of call-center services
Mexico City
Atento Atención y Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	100.00%	-	-	-	-	-	F	-
Provision and receipt of all manner of administrative, professional and consultation services.
Mexico City
Atento Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	100.00%	-	1	-	1	-	F	-
Provision of call-center services
Mexico City
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3)	100.00%		100.00%	6	69	-	(12)	6	F	-
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V. (MEXICO) (5)		100.00%	100.00%	-	1	-	-	-	F	-
Telecommunications research activities and projects
Prol. Paseo de la Reforma, 1.200 - P.5 - 05348 Col. Santa Fe Cruz Manca D.F. Mexico
Telefônica Pesquisa e Desenvolvimento do Brasil, Ltda. (BRAZIL) (4)		100.00%	100.00%	-	3	-	2	-	F	-
Telecommunications research activities and projects
Rua Brigadeiro Galvao, 291 - 7º Anadar - 01151-000 São Paulo
Comet, Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	5	2	-	-	14	F	-
Promotion of business initiatives and holding of real estate assets
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Cleon, S.A. (SPAIN) (3)		50.00%	50.00%	8	(1)	-	-	4	E	4
Real estate development
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Casiopea Reaseguradora, S.A. (LUXEMBURG) (1)	99.97%	0.03%	100.00%	4	191	-	17	3	F	-
Reinsurance
6D, route de Trèves, L-2633 Senningerberg, Luxemburg
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16.67%	83.33%	100.00%	-	1	-	3	-	F	-
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid
Pléyade Perú Corredores de Seguros, S.A.C. (PERU) (5)		99.93%	100.00%	-	-	-	-	-	F	-
Insurance broker
Lima
Pléyade Argentina, S.A. (ARGENTINA) (5)		99.80%	99.80%	-	-	-	-	-	F	-
Insurance broker
Buenos Aires
TGP Brasil Corretora de Seguros e Resseguros, Ltda. (BRAZIL) (4)		99.90%	99.90%	-	-	-	-	-	F	-
Insurance broker
Rua do Livramento, 66 - Bloco A, 1º andar - 04008-030 - São Paulo
Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V. (MEXICO) (5)		99.50%	99.50%	-	-	-	-	-	F	-
Insurance broker
San Pedro Garza García - Nuevo León
Pléyade Chile, S.A. (CHILE)		100.00%	100.00%	-	-	-	-	-	F	-
Insurance broker
Santiago de Chile
Altaïr Assurances, S.A. (LUXEMBURG) (1)		100.00%	100.00%	6	-	-	-	6	F	-
Direct insurance transations
6DRoute de Trèves L-2633 - Senningerberg
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (*) (**) (1)	89.99%	10.01%	100.00%	51	49	-	3	63	F	-
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid
Other shareholdings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	6	I.	6
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (1)	100.00%		100.00%	3	17	-	5	13	F	-
Integrated cash management, consulting and financial support for Group companies
Gran Vía, 30 - 4ª Plta. - 28013 Madrid
Telefónica Finanzas Perú, S.A.C. (PERU) (1)	100.00%		100.00%	3	-	-	-	3	F	-
Integrated cash management, consulting and financial support for Group companies
Lima
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100.00%		100.00%	-	1	-	-	-	F	-
Integrated cash management, consulting and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico D.F.
Telfisa Global, B.V. (NETHERLANDS)	100.00%		100.00%	-	2	-	-	2	F	-
Integrated cash management, consulting and financial support for Group companies
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Venturini España, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	3	1	-	(0)	4	F	-
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Venturini, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	-	-	-	-	-	F	-
Direct marketing
Vía Augusta, 117, 2º 1ª - 08006 Barcelona
Telefónica Participaciones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	-	-	-	-	-	F	-
Issuance of preferred securities and/or other debt financial instruments
Gran Vía, 28 - 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	-	(3)	-	1	-	F	-
Issuance of preferred securities and/or other debt financial instruments
Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS) (1)	100.00%		100.00%	-	9	(4)	2	-	F	-
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Telefónica Finance USA, L.L.C. (USA) (1)		0.01%	0.01%	2,000	-	(87)	87	-	F	-
Financial intermediation
Corporation Trust Center, 1209 Orange street - Wilmington/New Castle County - Delaware
Telefónica Internacional USA Inc. (USA)	100.00%		100.00%	-	-	-	-	-	F	-
Financial advisory services
1221 Brickell Avenue suite 600 - 33131 Miami - Florida

(*) Companies included in the 2006 consolidated tax statement.
(**) Companies included in the 2007 consolidated tax statement.

SUBSIDIARIES AND THEIR INVESTMENTS	OWNERSHIP STAKE			CAPITAL	RESERVES	INTERIM DIVIDEND	RESULTS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (10)
	DIRECT	INDIRECT	TELEFÓNICA GROUP
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (4) (6) (9)	100.00%		100.00%	8	14	-	10	24	F	-
Provision of management and administration services
Gran Vía, 28 - 28013 Madrid
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (1)		100.00%	100.00%	-	1	-	-	4	F	-
Temporary employment agency
Hernani, 64 - Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (4)	4.99%	95.00%	99.99%	-	-	-	-	-	F	-
Provision of management and administration services
Av. Ing. Huergo 723 PB - Buenos Aires
Cobros Serviços de Gestao, Ltda. (BRAZIL) (4)		99.33%	99.33%	-	-	-	-	-	F	-
Provision of management and administration services
Avenida Paulista, 1.106 - 7º andar - Bela Vista - São Paulo
Telefónica Servicios Integrales de Distribución, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	2	3	-	5	1	F	-
Provision of mail, directories and courier services
C/ Gran Vía, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. (MEXICO) (4) (6)		100.00%	100.00%	3	(3)	-	-	1	F	-
Provision of management and administration services
Prolongación Reforma 1200, Colonia Santa Cruz Manca, Delegación Cuajimalpa, Mexico D.F. 05348
Telefónica Gestión de Servicios Compartidos de El Salvador, S.A. de C.V. (EL SALVADOR) (4)		100.00%	100.00%	-	-	-	-	-	F	-
Provision of management and administration services
63 Avda. Sur y Alameda Roosevelt-Ctro F Gigante Torre B n 10, San Salvador
Telefónica Gestión de Servicios Compartidos de Guatemala, S.A. (GUATEMALA) (4)		100.00%	100.00%	-	-	-	-	-	F	-
Business management and advisory services
Boulevard Los Proceres, Edificio Ibero, Plaza 20-09, Zona 10, Guatemala
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (4)		99.99%	99.99%	3	2	(1)	2	3	F	-
Provision of management and administration services
Avenida Paulista, 1.106 - 7º andar - Bela Vista - São Paulo
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (4) (6)		100.00%	100.00%	-	1	-	(2)	2	F	-
Provision of management and administration services
Shell, 310 - Miraflores - Lima
Telefónica Centros de Cobro Perú, S.A.C. (PERU) (4)		100.00%	100.00%	-	-	-	-	1	F	-
Provision of third-party collection services
Shell, 310 - Miraflores - Lima
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (5)	40.00%	10.00%	50.00%	1	3	(3)	3	1	E	2
Factoring
Avda. Paulista, 1106
Telefónica Factoring España, S.A. (SPAIN) (5)	50.00%		50.00%	5	2	-	3	3	E	4
Factoring
Pedro Teixeira, 8 - 28020 Madrid
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	50.00%	2	-	-	-	1	E	1
Factoring
México City
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	93.99%	40	2	(2)	10	22	F	-
Holder of 5,225,000 Portugal Telecom, S.A. shares
Strawinskylaan 1725, 1077 XX Amsterdam
Telco, S.p.A. (ITALY)	42.30%		42.30%	5	-	-	-	2,314	E	2,314
Holding company
Galleria del Corso, 2 - Milan
Telecom Italia, S.p.A. (ITALY) (13)		23.60%	9.98%	N/D	N/D	N/D	N/D
Torre de Collçerola, S.A. (SPAIN) (2)	30.40%		30.40%	6	1	-	-	2	E	2
Operation of a telecommunications mast and technical assistance and consulting services
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (5) (6) (11)	7.86%	1.30%	9.16%	34	379	-	1,010	676	E	606
Holding company
Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (5) (6) (11)	0.97%		0.97%	1.837	21,641	(1,661)	6,126	556	I	607
Banking
San Nicolás, 4 - 48005 Bilbao (Vizcaya)
Telefónica Factoring Perú, S.A.C. (PERU)	40.50%	9.50%	50.00%	1	-	-	-	1	I	1
Factoring
Lima
PT Multimedia Serviços de Telecomunicaçoes e Multimédia, SGPS, S.A. (PORTUGAL)	4.80%	0.66%	5.46%	3	328	-	52	136	I	146
Multimedia business
Avda. 5 de Outubro, 208 - Lisbon
Amper, S.A. (SPAIN) (5) (6) (11)	6.10%		6.10%	29	48	-	2	12	I	19
Development, manufacture and repair of telecommunications systems and equipment and related components
Torrelaguna, 75 - 28027 Madrid
I-CO Global Communications (HOLDINGS) Limited (UK)	0.03%		0.03%	N/D	N/D		N/D	6	I	6
Other investments	N/A	N/A	N/A	N/A	N/A		N/A	7	I	5
					TOTAL CONSOLIDATED VALUE OF ASSOCIATES (Nota 9)					3,188
					TOTAL CONSOLIDATED VALUE OF INVESTEES (Nota 13)					2,295

(1) Company audited by Ernst & Young	F: Companies consolidated using	(8) Company in liquidation
(2) Company audited by PriceWaterhouseCoopers	the full consolidation method.	(9) Pro-forma data
(3) Company audited by K.P.M.G. Peat Marwick	P. Companies consolidated using the	(10) This value relates to the
(4) Company audited by B.D.O Audiberia	proportionate consolidation method.	contribution to the Telefónica Group
(5) Company audited by Deloitte & Touche.	E: Companies consolidated using the	and not to the subgroups to which
In Spain Deloitte & Touche España, S.L.	equity consolidation method.	the contributing companies belong.
(6) Consolidated data	I: Investees	(11) Companies listed on international
(7) Dormant company	N/D No data available	stock exchanges at December 31, 2007
	N/A Not applicable	(12) Company audited by Crouch Chapman.
(13) If the so-called "saving shares"
are included Telefónica's indirect stake in Telecom
	Provisional figures for associates and investees	Italia would be 6.9%.
(***) Through these consolidated accounts, O2 (Germany)	Financial information obtained from the financial	(14) Local GAAP data.
GmbH & Co. OHG, comply with the provisions of Art. 26-4b HGB	statements, if any, prepared by the company.
“Handelsgesetzbuch”: Germany code of commerce, and are
exempt in accordance with the stipulations of Art. 264b HGB.

(*) Companies included in the 2006 consolidated tax statatement.
(**) Companies included in the 2007 consolidated tax statement.