Form 20-F
period 2008-12-31
TELEFONICA S A
filed 2009-04-30
CIK 814052

As filed with the Securities and Exchange Commission on April 30, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____ to _____

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

Guarantees** by Telefónica, S.A. of the $1,000,000,000 Floating Rate
Guaranteed Senior Notes Due 2009; $1,000,000,000 Fixed Rate
Guaranteed Senior Notes Due 2011; $1,250,000,000 Fixed Rate
Guaranteed Senior Notes Due 2016; $2,000,000,000 Fixed Rate
Guaranteed Senior Notes Due 2036; $850,000,000 Floating Rate
Guaranteed Senior Notes Due 2013; $750,000,000 Fixed Rate
Guaranteed Senior Notes Due 2013; and $700,000,000 Fixed Rate
Guaranteed Senior Notes Due 2017, each of Telefónica Emisiones, S.A.U.
New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**
Not for trading, but only in connection with the listing of the $1,000,000,000 Floating Rate Guaranteed Senior Notes Due 2009; $1,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2011; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; $850,000,000 Floating Rate Guaranteed Senior Notes Due 2013; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; and $700,000,000 Fixed Rate Guaranteed Senior notes Due 2017 each of Telefónica Emisiones, S.A.U. (a wholly-owned subsidiary of Telefónica, S.A.).

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2008 was:

Ordinary Shares, nominal value €1.00 per share: 4,704,996,485

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

Yes  ☐  No  ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “expect”, “aim”, “hope”, “anticipate”, “intend”, “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company” , “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

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

•	changes in currency exchange rates, interest rates or in credit risk in our treasury investments or in some of our financial transactions;

•	general economic conditions in the countries in which we operate;

•	existing or worsening conditions in the international financial markets;

•	failure to maintain satisfactory working relationships with our joint venture partners;

•	the actions of existing and potential competitors in each of our markets;

•	the impact of current, pending or future legislation and regulation in countries where we operate;

i

•	failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations;

•	the potential effects of technological changes;

•	unanticipated service network interruptions;

•	the impact of limitations in spectrum capacity;

•	failure of suppliers to provide necessary equipment and services on a timely basis;

•	the impact of unanticipated network interruptions;

•	the effect of reports suggesting that radio frequency emissions cause health problems;

•	the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment; and

•	the outcome of pending litigation.

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

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value €1.00 per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF”. They are also listed on various foreign stock exchanges such as the London, Buenos Aires and Tokyo stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange and on the Lima Stock Exchange. ADSs, each representing the right to receive three ordinary shares, are issued under a Deposit Agreement with Citibank, N.A., as depositary in the form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs. Brazilian Depositary Shares (“BDSs”), each representing the right to receive one ordinary share, are listed on the São Paulo Stock Exchange. BDSs are evidenced by Brazilian Depositary Receipts (“BDRs”) issued under a Deposit Agreement with Banco Bradesco, S.A., as depositary.

We delisted our shares from the Paris and Frankfurt stock exchanges in the first quarter of 2008.

As used herein, “Telefónica”, “Telefónica Group”, “Group” and terms such as “we”, “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

As used herein, “Atento” means Atento Holding, Inversiones y Teleservicios, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

As used herein, “O2 Group” means Telefónica O2 Europe Plc and its consolidated subsidiaries, “Telefónica O2 UK” means O2 (UK) Ltd. and its consolidated subsidiaries and “Telefónica O2 Germany” means O2 (Germany) GmbH & Co OHG and its consolidated subsidiaries, unless the context requires otherwise.

Below are definitions of certain technical terms used in this Annual Report:

•
“Access” refers to a connection to any of the telecommunications services offered by the Telefónica Group. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract or purchase our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer. In addition, we fully count the accesses of all companies over which we exercise control or joint control. The following are the main categories of accesses:

o
Fixed telephony accesses: includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

o
Internet and data accesses: includes broadband accesses (retail asymmetrical digital subscriber line, or ADSL, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits.

o	Pay TV: includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

o	Mobile accesses: includes contract and pre-pay mobile telephony.

o
Unbundled local loop, or ULL: includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully UL) or only DSL service (shared unbundled loop, or shared UL).

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

•	“CDMA” means Code Division Multiple Access, which is a type of radio communication technology.

•	“Commercial activity” includes the addition of new lines, replacement of handsets and changes in types of contracts.

•	“Customer revenue” means service revenue less interconnection revenue.

•	“Duo bundle” means broadband plus voice service. We measure “Duo bundles” in terms of units, where each bundle of broadband and voice service counts as one unit.

•	“Final clients accesses” means accesses provided to residential and corporate clients.

•	“Gross adds” means the gross increase in the number of accesses in a period.

•
“HSDPA” means High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access (HSPA) family, which allows networks based on UMTS to have higher data transfer speeds and capacity.

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

•
“MOU”, or minutes of use per month, is calculated by dividing the total number of voice minutes for the preceding 12 months by the weighted average number of mobile accesses for the same period, and then divided by 12 months.

•
“MVNO” means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services.  Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers.  An MVNO pays such mobile network operator for using the infrastructure to facilitate coverage to their customers.  There are two types of MVNOs: (i) “pure MVNOs”, which are typically telecommunications companies without licensed frequency allocation and want to complete their telecommunications service portfolio (for example, ONO in Spain); and (ii) “reseller MVNOs”. which are companies that purchase wholesale mobile minutes and resell to end-users, and use their brand and distribution channel (for example, Carrefour in Spain).

•	“Net adds” means the difference between the number of accesses at the end of the period and the beginning of a period.

•	“Revenues” means net sales and rendering of services.

•	“Service revenues” means revenues less revenues from handset sales.

•	“Trio bundle” means broadband plus voice service plus IPTV. We measure “Trio bundles” in terms of units, where each bundle of broadband, voice service and IPTV counts as one unit.

•	“UMTS” means Universal Mobile Telecommunications System.

•	“VoIP” means voice over Internet protocol.

•	“Wholesale accesses” means accesses we provide to our competitors, who then sell such accesses to their residential and corporate clients.

v

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

In this Annual Report, references to “U.S. dollars”, “dollars” or “$”, are to United States dollars, references to “pounds sterling”, “sterling” or “£” are to British pounds sterling, references to “reais” refer to Brazilian reais and references to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.

Our consolidated financial statements as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which do not differ from IFRS as adopted by the European Union.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

Not applicable.

B.    Advisers

Not applicable.

C.    Auditors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.    Selected Financial Data

The following table presents our selected consolidated financial data.  It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation and principles of consolidation are described in detail in Notes 2 and 3.q., respectively, to our Consolidated Financial Statements.

	As of or for the year ended December 31,
	2004(1)	2005(1)	2006(1)	2007	2008
	(in millions of euros, except share data)
Revenues	29,809	37,383	52,901	56,441	57,946
Other income	1,134	1,416	1,571	4,264	1,865
Supplies	(7,577)	(9,999)	(16,629)	(17,907)	(17,818)
Personnel expenses	(4,976)	(5,532)	(7,622)	(7,893)	(6,762)
Other expenses	(6,373)	(8,212)	(11,095)	(12,081)	(12,312)
Depreciation and amortization	(5,642)	(6,693)	(9,704)	(9,436)	(9,046)
Operating income	6,375	8,363	9,422	13,388	13,873
Share of profit (loss) of associates	(50)	(128)	76	140	(161)
Net financial expenses	(1,456)	(1,790)	(2,795)	(2,851)	(2,821)
Net exchange differences	(177)	162	61	7	24
Net financial income (expense)	(1,633)	(1,628)	(2,734)	(2,844)	(2,797)
Profit before taxes from continuing operations	4,692	6,607	6,764	10,684	10,915
Corporate income tax	(1,451)	(1,904)	(1,781)	(1,565)	(3,089)
Profit for the year from continuing operations	3,241	4,703	4,983	9,119	7,826
Profit from discontinued operations after taxes	245	124	1,596	—	—
Profit for the year	3,486	4,827	6,579	9,119	7,826
Minority interests	(310)	(381)	(346)	(213)	(234)

Profit for the year attributable to equity holders of the parent	3,176	4,446	6,233	8,906	7,592
Weighted average number of shares (thousands)	4,987,751	4,870,852	4,778,999	4,758,707	4,645,852
Basic and diluted earnings per share from continuing operations attributable to equity holders (euros)(2)	0.60	0.90	0.97	1.87	1.63
Basic and diluted earnings per share attributable to equity holders of the parent (euros)(2)	0.64	0.91	1.30	1.87	1.63
Earnings per ADS (euros)(2)(3)	1.91	2.74	3.91	5.62	4.90
Weighted average number of ADS (thousands)	1,662,584	1,623,617	1,592,999	1,586,236	1,548,617
Cash dividends per ordinary share (euros)	0.40	0.50	0.55	0.65	0.90
Consolidated Balance Sheet Data
Cash and cash equivalents	914	2,213	3,792	5,065	4,277
Property, plant and equipment	23,193	27,993	33,887	32,460	30,545
Total assets	60,079	73,174	108,982	105,873	99,896
Non-current liabilities	27,743	35,126	62,645	58,044	55,202
Equity (net)	12,342	16,158	20,001	22,855	19,562
Consolidated Cash Flow Data
Net cash from operating activities	10,131	11,139	15,414	15,551	16,366
Net cash used in investing activities	(5,808)	(9,592)	(28,052)	(4,592)	(9,101)
Net cash (used in) from financing activities	(3,937)	(435)	14,572	(9,425)	(7,765)

(1)
Telefónica Publicidad e Información, S.A. (TPI) was sold in 2006 and its results of operations for 2006 and the gain we recorded on its sale are included under “Profit from discontinued operations after taxes” for 2006.  Figures for 2005 and 2004 have been restated to present TPI’s results under the same caption.

(2)
The per share and per ADS computations for all periods presented have been presented using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented.

(3)	Each ADS represents the right to receive three ordinary shares. Figures do not include any charges of the depositary.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on April 24, 2009 was $1.2978 = €1.00. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period end	Average(1)	High	Low
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4698	1.6010	1.2446

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
October 31, 2008	1.4058	1.2446
November 30, 2008	1.3039	1.2525
December 31, 2008	1.4358	1.2634
January 31, 2009	1.3946	1.2804
February 29, 2009	1.3064	1.2547
March 31, 2009	1.3730	1.2549
April 24, 2009	1.3458	1.2978

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, pounds sterling, the Venezuelan bolivar, the Czech koruna (crown), the Argentine peso, the Chilean peso, the Peruvian nuevo sol, the Colombian peso and the Mexican peso).

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

In addition to the other information contained in this Annual Report, prospective investors should carefully consider the risks described below before making any investment decision.  The risks described below are not the only ones that we face.  Additional risks not currently known to us or that we currently deem immaterial may also impair our business and results of operations.  Our business, financial condition, results of operations and cash flow could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

Risks Relating to Our Business

A material portion of our operations and investments are located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.

At December 31, 2008, approximately 36.3% of our assets were located in Latin America.  In addition, approximately 38.7% of our revenues for 2008 were derived from our Latin American operations.  Our operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received therefrom) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

•	government regulation or administrative polices may change unexpectedly and negatively affect our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•
the effects of inflation or currency depreciation may result in certain of our subsidiaries having negative equity, which would require them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.

Finally, our operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which we operate.  These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which we operate.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange rate, interest rate or financial investment risks.

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in foreign currency exchange rates and the impact of changes in interest rates, as well as the impact of changes of credit risk in our treasury investments or in some of our financial transactions.  We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements.  If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to currency exchange rate fluctuations or if our counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect our financial condition, results of operations and cash flow.  Also, our other risk management strategies may not be successful, which could adversely affect our financial condition, results of operations and cash flow.  Moreover, if the rating of our counterparties in treasury investments or in our financial transactions deteriorates significantly or if any of such counterparties were to fail in its obligations to us, we may suffer a loss of value in our investments, incur unexpected losses and assume additional financial obligations under these transactions, and such failure could adversely affect our business, financial condition, results of operations and cash flow.

For a more detailed description of our financial derivatives transactions, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 16 to our Consolidated Financial Statements.

Adverse economic conditions could reduce the purchase of our products and services.

Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate.  The current adverse economic environment and uncertainty about present global economic conditions may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.  Other factors that could influence customer demand include access to credit, consumer confidence and other general macroeconomic factors.

In addition, there could be other possible follow-on effects from the financial crisis on our business, including insolvency of key suppliers or customers.  A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our business, financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

Existing or worsening conditions in the international financial markets may limit our ability to carry out our business plan.

The development and distribution of our services as well as the operation, expansion and upgrading of our networks and the fulfillment of our dividend payout commitment to our shareholders, require substantial financing.  Moreover, our liquidity and capital resource requirements may increase if we participate in other fixed line or mobile license award processes or make acquisitions.  We also have major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If our ability to generate cash flow were to decrease, whether due to the current financial and economic crisis or otherwise, we may need to incur additional debt or raise other forms of capital to support our liquidity and capital resource requirements for the ongoing development and expansion of our business.

The current financial crisis affecting the international banking system and financial markets generally has resulted in a significant tightening of credit markets, a low level of liquidity in many financial markets and high volatility in credit, equity and currency markets.  Existing or worsening conditions in the international credit markets may make it more difficult and more expensive to refinance our financial debt (of which €7,014 million matures in 2009) or to incur additional debt.  For example, in February 2009 we issued €2 billion in principal amount of five-year bonds with a spread of 250 basis points over swaps, approximately 150 basis points higher than what we paid on bonds issued with the same tenor in May 2008, although in a lower principal amount (€1.25 billion).  In addition, our capacity to raise capital in the international capital markets would be impaired if our credit ratings were downgraded, whether due to decreases in our cash flow or otherwise.  Further, current market conditions may make it more difficult to renew our unused bilateral credit facilities scheduled to expire prior to December 31, 2009 (for an aggregate amount of €2,720 million).

The current financial and economic crisis may also make it more difficult and costly for us to launch a rights issue to our current shareholders or to raise additional equity capital if further funds were needed for pursuing our business plans.

The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our joint venture company with Portugal Telecom, SGPS, S.A.

Our mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, N.V., or Brasilcel, which is jointly controlled by us and Portugal Telecom SGPS, S.A., or Portugal Telecom.  As a result of our less than controlling interest in this joint venture, we do not have absolute control over the operations of the venture.  As a result, there is an inherent risk for management or operational disruptions whenever a disagreement between us and our partner arises.  Therefore, we must cooperate with Portugal Telecom in order to implement and expand upon our business strategies and to finance and manage the operations of the joint venture.  If we do not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises we may not achieve the expected benefits from this joint venture, including economies of scale and opportunities to achieve potential synergies and cost savings.

Risks Relating to Our Industry

We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability.

We face significant competition in all of the markets in which we operate, and we are therefore subject to the effects of actions by our competitors in these markets.  Our competitors could:

•	offer lower prices, more attractive discount plans or better services and features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and enhance their networks more rapidly.

Furthermore, some of our competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:

•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.

To compete effectively with our competitors, we need to successfully market our products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by our competitors, pricing strategies adopted by our competitors and changes in consumer preferences and in general economic, political and social conditions.  If we are unable to effectively compete, it could result in price reductions, lower revenues, under-utilization of our services, reduced operating margins and loss of market share, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We operate in a highly regulated industry, which could adversely affect our businesses.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services.  Furthermore, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by the European Union, national, state, regional and local authorities.  Furthermore, our activities are subject to strict regulation in many of the countries and market segments in which we operate, particularly in many areas of the fixed telephony business.

Regulatory authorities regularly intervene in the offering and pricing of our products and services.  Furthermore, they could also adopt regulations or take other actions that could adversely affect us, including revocation of or failure to renew any of our licenses, authorizations or concessions, changes in the spectrum allocation, revocation of or failure to renew authorizations or concessions to offer services in a particular market, changes in the regulation of international roaming prices and mobile termination rates, introduction of virtual mobile operators, and regulation of the local loop.  Such regulatory actions could place significant competitive and pricing pressure on our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Regulatory policies applicable in many of the countries in which we operate are designed to increase competition in most of our market segments, especially in the fixed telephony, broadband and mobile telephony segments, including by, among other methods, granting new licenses in existing licensed territories in order to permit the entry of new competitors or imposing special rules and obligations upon currently present operators, such as the requirement for number portability in those countries where it has not yet been implemented.  Since these regulatory policies are designed to favor the entry and establishment of new operators, they are likely to have the effect, over time, of reducing our market share in the relevant markets in which we operate.

In addition, since we hold a leading market share in many of the counties where we operate, we could face regulatory actions by the European Union or national antitrust or competition authorities if it is determined that we have prevented restricted or distorted competition in such markets.  These authorities could prohibit us from taking further actions such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could result in loss of market share and harm to our financial performance and future growth.

Furthermore, we can expect the regulatory landscape to change in Europe as a consequence of the revised regulations resulting from the review of the common regulatory framework currently in place in the European Union.  These revised regulations are expected to be approved at the end of 2009 or the beginning of 2010 and could result in increases in the regulatory pressure on the competitive environment in every national market.  This could lead national regulatory authorities to impose as a remedy in certain and exceptional circumstances the functional separation of the retail and wholesale operations of operators with significant market power, or the regulation and supervision of the wholesale and retail markets via the creation of a new European body composed of national regulatory authorities.

We may also face new regulatory initiatives in the area of mobile telecommunications in Europe, including increased regulatory pressure on international roaming tariffs for data and SMS services and on mobile termination rates.  In addition, we may also face pressure from regulatory initiatives in some European countries regarding the reform of spectrum rights of use and spectrum allocation.

Finally, the recent adoption of new regulations regarding wholesale services (such as access to ducts or dark fiber) in Spain may result in an increase of competitive pressures in the provision of high speed telecommunication services.  For further information regarding the matters discussed above and other aspects of the regulatory environments in which our businesses operate, see “Item 4. Information on the Company—Business Overview—Regulation”.

We operate under licenses, authorizations and concessions granted by government authorities.

Most of our operating companies require licenses, authorizations or concessions from the governmental authorities of the countries in which they operate.  These licenses, authorizations and concessions specify the types of services permitted to be offered by the operating company holding such license, authorization or concession.  The continued existence and terms of our licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities.  Moreover, authorizations, licenses and concessions as well as their renewal terms and conditions may be affected by political and regulatory factors.

The terms of these licenses, authorizations and concessions granted to our operating companies and conditions of the renewals of such licenses, authorizations and concessions vary from country to country.  Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms.  As licenses, authorizations and concessions approach the end of their terms, we intend to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, although we cannot guarantee that we will always complete this process successfully.

Many of our licenses, authorizations and concessions are revocable for public interest reasons.  The rules of some of the regulatory authorities with jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules.  In particular, our existing licenses, authorizations and concessions typically require us to satisfy certain obligations, including, amongst others, minimum specified quality standards, service and coverage conditions and capital investment.  Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession for the relevant area. In addition, the need to meet scheduled deadlines may require our companies to expend more resources than otherwise budgeted for a particular network build-out.

For further information regarding the licenses and concessions of our operating companies, see “Item 4. Information on the Company—Business Overview—Regulation”.

The industry in which we operate is subject to rapid technological changes, which requires us to continuously adapt to such changes and to upgrade our existing networks.  If we are unable to adapt to such changes, our ability to provide competitive services could be materially adversely affected.

Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.  We expect that new products and technologies will emerge on a continuous basis and that existing products and technologies will further develop.  These new products and technologies may reduce the prices for our existing services or may be superior to, and render obsolete, the products and services we offer and the technologies we use and may consequently reduce the revenues generated by our products and services and require investment in new technology.  In addition, we may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies.  As a result, it may be very expensive for us to upgrade our products and technology in order to continue to compete effectively with new or existing competitors.  Such increased costs could adversely affect our business, financial condition, results of operations and cash flow.

In particular, we must continue to upgrade our existing mobile and fixed line telephony networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements.  Among other things, we could be required to upgrade the functionality of our networks to accommodate increased customization of services, to increase coverage in some of our markets, or to expand and maintain customer service, network management and administrative systems.

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

Our mobile operations in a number of countries may rely on our ability to acquire additional spectrum.  The failure to obtain sufficient capacity and spectrum coverage could have a material adverse impact on the quality of our services and on our ability to provide new services, adversely affecting our business, financial condition, results of operations and cash flow.

Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis.

We depend upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets.  These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.  Furthermore, these suppliers may be adversely affected by current economic conditions.  If these suppliers fail to deliver products and services on a timely basis, our business and results of operations could be adversely affected.  Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion, which in some cases could adversely affect our ability to satisfy our license terms and requirements.

We may be adversely affected by unanticipated network interruptions.

Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in our service, could result in customer dissatisfaction, reduced revenues and traffic and costly repairs and could harm our reputation.  We attempt to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security.  However, these measures are not effective under all circumstances and cannot avert every action or event that could damage or disrupt our technical infrastructure.  Although we carry business interruption insurance, our insurance policy may not provide coverage in amounts sufficient to compensate us for any losses we may incur.

The mobile industry may be harmed by reports suggesting that radio frequency emissions cause health problems.

Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has increased significantly.  In many cases, this has hindered the deployment of the infrastructures necessary to ensure quality of service.

Institutions and organizations, such as the World Health Organization (WHO), have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health.  In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999.  These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.

Whether or not other research or studies conclude there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on our mobile companies and consequently on our financial condition, results of operations and cash flow.  While we are not aware of any evidence confirming a link between radio frequency emissions and health problems and we continue to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

We review on an annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected to be derived from such assets and subsidiaries, including in some cases synergies included in their acquisition costs.  The current economic environment and changes in the short and medium term, as well as changes in the regulatory, business or political environment may result in the necessity of recognizing impairment charges on our goodwill, intangible assets or fixed assets.

Although the recognition of impairments of tangible, intangible and financial assets result in a non-cash charge on the income statement, such charge would adversely affect our results of operations and consequently, our ability to achieve our growth targets.

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

For a more detailed description of current legal proceedings, see “Item 8. Financial Information—Legal Proceedings”.

Item 4.   Information on the Company

A.     History and Development of the Company

Overview

Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924.  We are:

•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	mainly focused on providing fixed and mobile telephony services; and

•	present principally in Spain, Europe and Latin America.

The following significant events occurred in 2008:

•
In March 2008, Telco, S.p.A., or Telco, acquired 0.9% of Telecom Italia S.p.A.’s, or Telecom Italia’s, ordinary share capital for an aggregate purchase price of €149.8 million, and as a result Telco’s voting rights in Telecom Italia’s ordinary share capital increased from 23.6% to 24.5% and its dividend rights to 16.9%.  Our indirect stake in Telecom Italia’s ordinary share capital as a result of this transaction has increased to 10.4%.

•
On April 3, 2008, Vivo Participaçoes, S.A., or Vivo, completed the acquisition of 53.90% of the voting stock and 4.27% of the preferred stock of Telemig Celular Participaçoes, S.A., the controlling shareholder of Telemig Celular, S.A.  The total purchase price was 1,163 million Brazilian reais (equivalent to approximately €429 million at the transaction date).  Vivo also acquired the right held by the seller to subscribe in the future for paid up shares in Telemig Celular Participaçoes, S.A. for a price of approximately 70 million Brazilian reais (equivalent to approximately €26 million at the agreement date).

•
On April 8, 2008, Vivo, through its subsidiary Tele Centro Oeste IP, S.A., or TCO, launched a voluntary tender offer for shares representing up to one-third of the free float represented by the preferred stock of Telemig Celular Participaçoes, S.A. and its subsidiary Telemig Celular, S.A. at a price of 63.9 and 654.7 Brazilian reais per share, respectively.  This offer, which concluded on May 15, 2008, had an acceptance rate of close to 100%, which resulted in the acquisition by TCO of 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively.

•
On July 15, 2008, we executed a deed of capital reduction to reflect the reduction of our capital through the cancellation of 68,500,000 of our treasury shares.  After such capital reduction our share capital stood at €4,704,996,485, made up of an equal number of ordinary shares.

•
On September 17, 2008, we launched a tender offer through our Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A., or CTC, that we did not already control directly or indirectly, amounting to 55.1% of CTC’s share capital.  This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares).

Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC were tendered, representing 94.11% of the shares to which the offer related and a total investment by us of approximately €640 million.

Upon settlement of the transaction, we increased our indirect ownership in CTC’s share capital from 44.9% to 96.75%.

On December 1, 2008 we, through our subsidiary Inversiones Telefónica Internacional Holding, Ltda., made a second tender offer to acquire all the outstanding shares of CTC that we did not own, directly or indirectly, after settlement of the first offer (representing the remaining 3.25% of CTC’s share capital), on the same economic terms as the initial bid.  In January 2009, upon completion of the acceptance period of the second offer, our indirect ownership in CTC had increased from 96.75% of the total outstanding shares to 97.89%.

Business areas

We have implemented a regional, integrated management model based on three business areas, with each area in charge of the fixed and mobile telephone and other businesses within its borders:

•	Telefónica Spain: oversees the fixed and mobile telephone, broadband, Internet, pay TV and valued added services and data businesses in Spain.

•
Telefónica Europe: oversees the fixed and mobile telephone, broadband, Internet, pay TV and value added services and data businesses in the United Kingdom, Germany, Ireland, the Czech Republic, Slovakia and the Isle of Man.

•	Telefónica Latin America: oversees the fixed and mobile telephone, broadband, Internet, pay TV and value added services and data businesses in Latin America.

We are also involved in the media and contact center segments through Telefónica de Contenidos and Atento, respectively.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2008, including their jurisdictions of incorporation and our ownership interest.  For further detail, see Exhibit 8.1 to this Annual Report.

TELEFÓNICA S.A.
TELEFÓNICA SPAIN
TELEFÓNICA LATIN AMERICA
TELEFÓNICA EUROPE
OTHERS
TELEFÓNICA DE ESPAÑA (Spain) 100%
TELEFÓNICA MÓVILES ESPAÑA (1) (Spain) 100%
Telyco (Spain) 100%
Telefónica Soluciones Sectoriales (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
Telesp (Brasil) (2) (Brazil) 87.95%
Telefónica del Perú (Peru) 98.18%
Telefónica de Argentina (Argentina) 98.20%
Colombia Telecom (Colombia) 52,03%
Telefónica Chile (Chile) 96,75%
Telcel (Venezuela) 100%
Brasilcel Brasil (Brazil) 50%
Telefónica Móviles Perú (Peru) 96.06%
Telefónica Móviles Argentina (Argentina) 100%
TEM Colombia (Colombia) 100%
Telefónica Móviles Chile (Chile) 100%
Telefónica Móviles Mexico (Mexico) 100%
Terra Networks Brasil (Brazil) 100%
Telefónica Empresas (Spain) 100%
Telefónica Data Argentina (Argentina) 100.00%
Telefónica Data USA (USA) 100%
Terra Networks Chile (Chile) 99.99%
Terra Networks Mexico (Mexico) 100%
Telefónica Móviles El Salvador (El Salvador) 99.08%
Otecel (Ecuador) 100%
TEM Guatemala (Guatemala) 99.98%
Telefonía Celular Nicaragua (Nicaragua) 100%
Telefónica Móviles del Uruguay (Uruguay) 100%
TEM Panamá (Panamá) 100%
Telefónica (3) International Wholesale Services and subsidiaries (Spain) 100%
TELEFÓNICA O2 CZECH REPUBLIC (Czech Republic) 69.41%
TELEFONICA O2 EUROPE PLC (U.K.) 100%
O2 (EUROPE) Ltd. (U.K.) (4) 100%
O2 Gmbh (Germany) (5) 100%
O2 Communications (Ireland) (5) 100%
TELEFÓNICA DE CONTENIDOS (Spain) 100%
Atco (Argentina) 100%
Telefónica Europe, B.V. (Netherlands) 100%
ATENTO H.I.T. and subsidiaries (Spain) 100%
Telefónica Gestión de Servicios Compartidos and subsidiaries (Spain) 100%
Telefónica Emisiones (Spain) 100%

(1)	Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A.

(2)	85.5% representing voting interest.

(3)	Ownership in Telefónica International Wholesale Services. S.L. (Spain) is held 92.51% by Telefónica, S.A. (Spain) and 7.49% by Telefónica Datacorp, S.A.U (Spain).

(4)	Ownership in O2 (Europe) Ltd. is held directly by Telefónica, S.A.

(5)	Companies held indirectly by Telefónica, S.A.

Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

•	coordinate the Group’s activities;

•	allocate resources efficiently among the Group;

•	provide managerial guidelines for the Group;

•	manage the Group’s portfolio of businesses;

•	foster cohesion within the Group; and

•	foster synergies among the Group’s subsidiaries.

Our principal executive offices are located at Distrito C, Ronda de la Comunicación, s/n, Las Tablas, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain.  Our telephone number is +34 900 111 004.

Capital Expenditures and Divestitures

Our principal capital expenditures excluding acquisitions during the three years ended December 31, 2008 consisted of additions to property, plant and equipment and additions to intangible assets.  In 2006, 2007 and 2008, our capital expenditures were €8,010 million, €8,027 million and €8,401 million, respectively.

Year ended December 31, 2008

Our capital expenditures increased 4.7% to €8,401 million in 2008 compared to €8,027 million in 2007, mainly as a result of investments made to support the growth in Telefónica Latin America’s broadband and pay TV businesses and to further develop ADSL and adapt existing loops to FTTx (fiber optic) technology in order to enhance coverage for new services in Spain and expand the coverage and capacity of our mobile networks in all regions.

Year ended December 31, 2007

Capital expenditures increased by 0.2% to €8,027 million in 2007 from €8,010 million in 2006 principally related to our investments in Spain in our growing Internet and broadband businesses, with significant investments related to ADSL and IP services, such as Imagenio, our IPTV business.  In Latin America capital expenditures were directed toward satisfying increased customer demand in our fixed line business (particularly in broadband and pay TV) and increasing coverage and capacity of our second generation, or GSM, networks and acquiring spectrum in Venezuela, Brazil and Panama to expand coverage and guarantee service quality in areas where traffic is heaviest.  In 2007, capital expenditures in Europe decreased primarily as a result of Telefónica O2 Germany bringing forward capital investment from 2007 into 2006 as part of our build-out of our mobile third generation, or 3G, network.

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

Financial Investments and Divestitures

Our principal financial investments in 2008 were made by Inversiones Telefónica Internacional Holding, Ltda., which invested €640 million for the acquisition of the additional 51.85% of CTC, and Vivo, which invested Brazilian reais 1,163 million (equivalent to approximately €429 million at the transaction date) for the acquisition of

53.90% of the voting stock and 4.27% of the preferred stock of Telemig Celular Participaçoes, S.A.

Our principal financial investments in 2007 were made by Telefónica (€2,314 million for the acquisition of indirect shareholding in Telecom Italia).  Our principal financial divestitures in 2007 were the sale of Airwave and Endemol N.V., or Endemol, for £1,932 million (equivalent to approximately €2,841 million at the transaction date) and €2,629 million, respectively.

Our principal financial investments in 2006 were made by Telefónica (€23,553 million for the acquisition of O2 plc, or O2).  Our principal financial divestitures in 2006 were the sale of TPI and a 6.6% stake in Sogecable, S.A., or Sogecable, for €1,816 million and €330 million, respectively.

Public Takeover Offers

The principal public takeover offers which occurred in 2008 and in 2009 through the date of this Annual Report were the following:

•
On September 17, 2008, we launched a tender offer through our Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of CTC that we did not already control directly or indirectly.  For more information on this transaction, see “—Overview”, above.

•
On April 3, 2008, Vivo completed the acquisition of 53.90% of the voting stock and 4.27% of the preferred stock of Telemig Celular Participaçoes, S.A. as well as the rights held by the seller to subscribe in the future for paid up shares in Telemig Celular Participaçoes, S.A.  For more information on this transaction, see “—Overview”, above.

•
On April 8, 2008, Vivo, through its subsidiary TCO, launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock of Telemig Celular Participaçoes, S.A. and in its subsidiary Telemig Celular, S.A.  For more information on this transaction, see “—Overview”, above.

Furthermore, in accordance with Brazilian Corporations law, TCO submitted a mandatory tender offer on July 15, 2008, for all of the remaining voting stock of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies.

On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo in their respective extraordinary meetings to reorganize the Vivo Group, whereby TCO IP was spun off.  Its assets were subsequently integrated under Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., making Vivo a shareholder in both of these Brazilian companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% of Telemig Celular, S.A. and 58.9% of Telemig Celular Participaçoes, S.A.  Both companies are included in the Telefónica Group’s consolidation perimeter using proportionate consolidation.

Recent Developments

The principal events that have occurred since December 31, 2008 are set forth below:

•
On January 7, 2009, upon completion of the acceptance period for the second tender offer we made for CTC’s shares, our indirect stake in CTC increased to 97.89%.  For more information on this transaction, see “—Overview” above.

•
On January 7, 2009, after the Italian courts rejected Ipse 2000 S.p.A.’s case regarding the UMTS license this company held, we paid an aggregate amount of €241.3 million corresponding to the annual license payments for 2006, 2007 and 2008.  At the date of this Annual Report, we owe an additional €151.7 million in this respect. See Note 21.b to the Consolidated Financial Statements.

•
At its meeting of January 28, 2009, the Board of Directors approved a proposal to increase the amount of dividend corresponding to the 2009 fiscal year to €1.15 per share, to be payable in two tranches subject to the appropriate corporate resolutions.

•
In accordance with the above, at its meeting of February 25, 2009, the Board of Directors agreed to propose to the 2009 annual shareholders’ meeting the payment of a dividend with a charge to reserves of a gross amount of €0.50 per outstanding share carrying dividend rights.

•
On March 23, 2009, we signed an agreement with Vodafone to share network infrastructure in Germany, Spain, Ireland and the United Kingdom with detailed discussions ongoing in the Czech Republic.  This agreement is expected to reduce the environmental impact of both companies’ roll out activities due to the consolidation of existing sites and joint building of new sites.

•
On April 1, 2009, we announced that the second tranche of the 50 million share buyback program announced on October 13, 2008 (as an extension of the share buyback program then in place) was completed on March 31, 2009.  Therefore, the share buyback program initiated on February 2008 for a total amount of 150 million shares has been concluded.

•
On April 29, 2009, the Board of Directors resolved to pay an interim dividend of €0.50 per share from 2009 net income, such dividend to be paid on May 12, 2009. With this dividend and the last one paid in November 2008, we have achieved our commitment to distribute a dividend of €1.00 per share prior to the end of the first half of 2009.

For information related to our significant financing transactions completed in 2008 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Anticipated Sources of Liquidity”.

B.    Business Overview

We increased our customer base, measured in terms of total accesses, by 13.2% to 258.9 million accesses at December 31, 2008 from 228.7 million accesses at December 31, 2007.  This growth was primarily driven by a 16.6% increase in mobile accesses, a 20.9% increase in broadband accesses and a 29.7% increase in pay TV accesses.  By geographic area, Telefónica Latin America increased its accesses by 18.0% to 158.3 million at December 31, 2008 from 134.1 million at December 31, 2007, primarily as a result of strong growth in broadband, net adds in its mobile business and an expanding pay TV customer base.

The following table shows our total accesses at the dates indicated.  The classifications and explanatory notes below also apply, to the extent applicable, to the tables detailing our accesses by business area and country elsewhere in this section.

	At December 31,
	2006	2007 (1)	2008 (1)(2)
	(in thousands)
Fixed telephony accesses (3)	42,340.7	43,433.6	42,930.8
Internet and data accesses	12,170.9	13,156.6	14,654.3
Narrowband accesses	3,997.7	2,678.7	1,997.2
Broadband accesses (4)	7,974.8	10,320.2	12,472.1
Other accesses (5)	198.4	157.7	185.0
Mobile accesses (6)	145,125.1	167,781.1	195,598.9
Pay TV accesses	1,064.0	1,748.1	2,267.5
Final clients accesses	200,700.7	226,119.4	255,451.4
Unbundled local loop accesses	962.2	1,396.5	1,748.1
Shared UL accesses	527.7	776.4	602.3
Full UL accesses	434.5	620.1	1,145.8
Wholesale ADSL accesses (7)	1,288.6	571.7	534.7
Other accesses (8)	228.6	656.0	1,150.1
Wholesale accesses	2,479.4	2,624.2	3,433.0
Total accesses	203,180.2	228,743.6	258,884.4

(1)
At January 1, 2007, Iberbanda accesses are included. At January 1, 2007, Group accesses have been reclassified, to include “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

(2)	At January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(3)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use.

(4)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(5)	Includes remaining non-broadband final client circuits.

(6)	Includes accesses of Telemig from April 2008.

(7)	Includes unbundled lines by Telefónica O2 Germany.

(8)	Includes circuits for other operators.

Our Services and Products

Fixed business

The principal services we offer in our fixed businesses in Spain, Europe and Latin America are:

•
Traditional fixed telecommunication services.  Our principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business-oriented value-added services; intelligent network services; leasing and sale of terminal equipment; and telephony information services.

•
Internet and broadband multimedia services.  Our principal Internet and broadband multimedia services include narrowband switched access to Internet; Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, LMDS and satellite technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content delivery and personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price and VoIP services.

•
Data and business-solutions services.  Our data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•
Wholesale services for telecommunication operators.  Our wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework.

Mobile business

We offer a wide variety of mobile and related services and products to personal and business customers.  Although the services and products available vary from country to country, the following are our principal services and products:

•	Mobile voice services. Our principal service in all of our markets is mobile voice telephony.

•	Value added services. Customers in most of our markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•
Mobile data and Internet services.  Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds.  Customers may also receive selected information, such as news, sports scores and stock quotes.  We also provide mobile broadband connectivity and Internet access.  Through mobile Internet access, our customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use our other data services.

•	Wholesale services. We have signed network usage agreements with several MVNOs in different countries.

•
Corporate services.  We provide business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing.  Telefónica Móviles España, S.A.U., or Telefónica Móviles España, offers corporate services through MoviStar Corporativo, and other advanced solutions for data developed for specific sectors.

•	Roaming. We have roaming agreements that allow our customers to use their mobile handsets when they are outside of our service territories, including on an international basis.

•	Fixed wireless. We provide fixed voice telephony services through mobile networks in Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging. In Spain and Guatemala, we provide digital mobile services for closed user groups of clients and paging services.

•
M-payment.  Through our subsidiary, Telefónica Móviles España, and together with Vodafone España, Orange and financial institutions and payment processing companies, we have a 13.36% interest in Mobipay España, a company incorporated to develop micro-payments via mobile technology.  We also have a 50% interest in Mobipay International, a company incorporated to expedite payments through mobile phones in an international setting. Banco Bilbao Vizcaya Argentaria, S.A. is the other 50% shareholder in Mobipay International.

The following sections provide a description of the main markets in which we operate.  Customer information on the markets in which we operate, including our market share based on accesses, are estimates that we have made based on annual reports and press releases made public by our competitors or information from local regulators in the respective markets.

Telefónica Spain Operations

Telefónica Spain provides fixed and mobile telephony services, Internet and data and pay TV services in Spain.

Telefónica Spain’s total accesses increased 2.0% to 47.3 million accesses at December 31, 2008 from 46.4 million accesses at December 31, 2007. Total accesses at December 31, 2008 included 23.6 million mobile accesses, 15.3 million fixed telephony accesses, 5.7 million Internet and data accesses and 0.6 million pay TV accesses. Additionally, it included 1.7 million unbundled local loop accesses and 0.4 million of wholesale ADSL accesses.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Spain.

	At December 31,
	2006	2007 (1)	2008 (1)
	(in thousands)
Fixed telephony accesses	15,949.9	15,918.8	15,326.3
Internet and data accesses	4,842.0	5,321.8	5,670.0
Narrowband accesses	1,040.5	660.8	388.0
Broadband accesses	3,742.7	4,614.0	5,246.4
Other accesses	58.8	47.0	35.6
Mobile accesses	21,446.0	22,826.6	23,604.8
Pre-pay accesses	9,303.0	9,181.8	9,037.0
Pay TV accesses	383.0	511.1	612.5
Final clients accesses	42,620.8	44,578.2	45,213.6
Wholesale accesses	1,531.8	1,855.5	2,136.1
Total accesses	44,152.6	46,433.6	47,349.7

(1)	At January 1, 2007, Iberbanda accesses are included.

Telefónica Spain - Fixed business

Telefónica Spain provides fixed telephony services in Spain through the operator Telefónica de España, S.A., or Telefónica de España.

Operations

The following table presents, at the dates indicated, selected statistical data relating to the operations of Telefónica de España:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	15,949.9	15,918.8	15,326.3
Internet and data accesses	4,842.0	5,321.8	5,670.0
Narrowband accesses	1,040.5	660,8	388.0
Broadband accesses	3,742.7	4,614.0	5,246.4
Other accesses	58.8	47.0	35.6
Pay TV accesses	383.0	511.1	612.5
Final clients accesses	21,174.9	21,751.6	21,608.8
Wholesale line rental accesses	–	–	9.5
Unbundled local loop accesses	939.0	1,353.9	1,698.0
Shared UL accesses	527.7	776.4	602.3
Full UL accesses	411.3	577.6	1,095.7
Wholesale ADSL accesses	586.4	495.5	423.8
Other accesses	6.4	6.0	4.7
Wholesale accesses	1,531.8	1,855.5	2,136.1
Total accesses	22,706.7	23,607.1	23,744.8

The total Spanish fixed telephony market grew by an estimated 0.7% in 2008 in terms of number of accesses.  During the same period, Telefónica Spain’s fixed telephony accesses decreased by 3.7% to 15.3 million accesses at December 31, 2008 from 15.9 million accesses at December 31, 2007.  Telefónica Spain had net fixed telephony accesses losses of 0.6 million in 2008, higher than the 31.1 thousand net fixed telephony accesses losses recorded in 2007.

Estimated net adds in the total Spanish broadband market decreased 23.0% to 1.1 million in 2008 from 1.4 million in 2007.  The total Spanish broadband access market stood at an estimated 9.3 million accesses at December 31, 2008.  Telefónica Spain’s broadband accesses increased 13.7% to 5.2 million at December 31, 2008 from 4.6 million accesses at December 31, 2007.

Beginning January 1, 2008, Telefónica Spain changed the business model for its Public Use Telephony, or PUT, service and related contracts in order to maximize its operations within the scope of the applicable regulatory framework (PUT revenues were 0.7% of Telefónica Spain’s 2007 revenues).  As a result, this business is now managed on a pure wholesale basis, with only net margin booked as revenues.  Prior to January 1, 2008, this business was managed on a retail basis and we recorded both gross revenues and the associated sales and marketing expenses required to promote PUT traffic through resellers as separate line items.

The estimated market share of unbundled local loops in the broadband access market in Spain increased to 18.3% at December 31, 2008 from almost 17% at December 31, 2007.  Unbundled local loops at December 31, 2008 amounted to 1.7 million accesses, of which 35.5% were shared access loops.

Telefónica Spain’s total wholesale ADSL accesses decreased 14.5% to 0.4 million accesses at December 31, 2008 from 0.5 million accesses at December 31, 2007, mainly because of the migration to unbundled local loops.  In 2008, Telefónica Spain continued to increase its presence in the pay TV market, achieving a customer base of 0.6 million accesses at December 31, 2008 from 0.5 million accesses at December 31, 2007.

Since 2005 Telefónica Spain has bundled ADSL products with other products in Duo bundles, which include voice services, and Trio bundles, which include voice and IPTV services. The total number of Duo and Trio bundles increased by 19.7% to 4.5 million units at December 31, 2008 from 3.8 million units at December 31, 2007.  At December 31, 2008, 85% of Telefónica Spain’s broadband accesses were included in Duo or Trio bundles compared to 80% at December 31, 2007.

Sales and marketing

One of our main priorities has been to satisfy customer needs and increase customer loyalty by improving the quality of our customer service and offering a wide range of integrated telecommunications services.  We have reinforced our strategy of customer segmentation in order to tailor our services to best meet the specific needs of each customer segment.  In addition, with the purpose of increasing our ability to distribute our products and services, we have signed agreements with large Spanish department stores to complement our traditional channels of distribution.

In 2008 we marketed new products and promotions to strengthen our position in the market for fixed-mobile convergence, both for residential and business customers.

In 2008 we were also very active in capturing new fixed telephony customers (which, in many cases, includes broadband customers as well) through “free-connection fee” campaigns.  These campaigns stimulated new adds, decreasing the net loss of fixed telephony lines.

During 2008 Telefónica Spain continued marketing bundled ADSL products, which included voice and IPTV services, and communicated to the Comisión del Mercado de las Telecomunicaciones, or the CMT, its intention to start marketing Quadruple bundles, which include fixed telephony, mobile telephony, broadband access and IPTV services.

In July 2008 Telefónica Spain launched a new ADSL offer at 6Mb intended for the residential market and upgraded the existing base of 3Mb customers (for loops compatible with such speed) to 6Mb.

ADSL commercial campaigns carried out to capture new broadband customers were very intense during 2008, in particular the Semana Loca campaigns, which had very positive results for Telefónica Spain.  These campaigns introduced new promotions with attractive and competitive prices.

In 2008 Telefónica Spain also launched Fiber to the Home (FTTH) based services, including a new range of products and services named “FUTURA”.  This line of products includes high speed Internet (currently up to 30Mb), which allows Telefónica Spain to provide its customers with advanced IPTV services such as High Definition (HDTV) channels, Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).  This offer was launched in November 2008, once Telefónica Spain received permission from the CMT allowing it to commercialize such products.

In the business segment, we continued to promote our Puesto de Trabajo services, which is a package of services designed to meet the voice, data and IT needs for small- and medium-sized businesses.

The corporate customer service model employed by Telefónica Spain, which is focused on achieving the highest degree of efficiency in customer service, has the following features:

•	a 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;

•
Telefónica stores (Tiendas Telefónica) where customers can test and buy the products we market, including the opening in 2008 of our flagship store at the historic Telefónica headquarters building on the Gran Vía (Madrid), which is the largest telecommunications store in Spain;

•	the Telefónica “virtual” store (Telefónica On Line), accessible by Internet, which offers customers the ability to order and purchase online the majority of services and products we offer; and

•	a customer service system for corporate customers, ranging from a telephone help line for businesses to the assignment of sales managers to address the needs of larger corporate clients.

Competition

Telefónica Spain’s main competitors in the fixed telephony market fall within three main categories:

•	cable operators, such as Spanish nationwide cable operator ONO, which offers trio bundles, and regional cable operators;

•	ULL operators, such as Orange and Ya.com (both directly or indirectly owned by France Telecom), Jazztel and Tele2 (owned by Vodafone); and

•	large-business oriented operators, such as British Telecom and Colt, which offer voice and data VPNs.

With the acquisition of Tele2, Vodafone now offers bundles of “naked” ADSL plus home zone mobile voice and fixed numbering.

Telefónica Spain’s estimated market share at December 31, 2008 was as follows:

•	fixed telephony accesses market share amounted to approximately 77% of retail accesses (down from approximately 81% at December 31, 2007);

•	broadband market share amounted to approximately 57% of retail accesses (up from approximately 56% at December 31, 2007); and

•	pay TV market share amounted to approximately 14% of the market in terms of accesses (up from approximately 13% at December 31, 2007).

In November 2008, the CMT approved “Wholesale Access for Telephone Lines”, or AMLT, a new product that allows operators to resell telephone lines to their final customers.

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

Operations

The Spanish mobile market exceeded 53.1 million accesses at December 31, 2008, which represented a penetration rate of 116%, an increase of more than 5 percentage points from December 31, 2007.  The Spanish mobile market showed growth as a result of a decline of mobile handset prices and per minute call rates, and the success of pre-pay calling plans, with strong competition in number portability and pressure on pricing, including termination rate reductions along with the entry of new competitors such as MVNOs.

The following table presents, at the dates or for the periods indicated, selected statistical data relating to Telefónica Spain’s mobile business.

	At or for the year ended December 31,
	2006	2007	2008
Total mobile accesses (in thousands)	21,446.0	22,826.6	23,604.8
Pre-pay accesses (in thousands)	9,303.0	9,181.8	9,037.0
MOU (minutes)	156	161	156
ARPU (in euros)	32.9	32.3	30.4

Our mobile customer base in Spain, measured in terms of accesses, increased 3.4% to 23.6 million accesses at December 31, 2008 compared to 22.8 million accesses at December 31, 2007.  This growth was primarily driven by a 6.8% increase in accesses in the contract segment.  At December 31, 2008, approximately 61.7% of our mobile accesses in Spain were through a contract, which represents an increase of 1.9 percentage points from December 31, 2007.

In the context of an increasingly competitive market, with strong competition in number portability and pressure on pricing, along with the entry of new competitors, Telefónica Móviles España estimated that it had the highest share of net adds in the Spanish mobile market in 2008 (approximately 31.3% based on accesses), thanks to its competitive tariff scheme, strong focus on high value customers and effective marketing and advertising strategies. Telefónica Spain’s mobile business achieved net adds of 0.8 million accesses in 2008, down from net adds of 1.4 million accesses in 2007, with a noteworthy number of net accesses gains in the contract segment, 0.9 million accesses in 2008, down sharply from 1.5 million in 2007.

Commercial activity fell by 2.4% to 11.7 million commercial actions in 2008.

In terms of portability, which is customers transferring their number to Telefónica Móviles España from a competitor, Telefónica Móviles España’s total net adds was a negative figure of 61.3 thousand lines in 2008.  However, by continuing to focus on the higher value customer segments, net portability adds of contract lines was a positive figure of 38.8 thousand lines in 2008.

In terms of usage, the volume of traffic carried by Telefónica Móviles España grew 3.3% to more than 65,000 million minutes in 2008 from over 63,300 million minutes in 2007.  “On net traffic”, which means traffic originated and terminated on our network, rose 2.8% in 2008 compared to 2007.  MOU decreased 2.8% to 156 minutes in 2008 from 161 minutes in 2007.

ARPU for Telefónica Spain’s mobile business decreased 5.9% to €30.4 in 2008 from €32.3 in 2007.  The decrease was partially driven by a decrease in voice ARPU of 8.5% to €25.2 in 2008 from €27.6 in 2007 as a result of increased competition, interconnection price cuts and roaming-out regulation.  Outgoing voice ARPU also decreased 7.4% to €21.2 in 2008 from €22.9 in 2007.  These decreases were partially offset by an increase in data ARPU of 9.3% to €5.2 in 2008 from €4.8 in 2007, with outgoing data ARPU growing 10.5% to €4.7 in 2008 from €4.2 in 2007.

At December 31, 2008, Telefónica Spain’s customers held more than 6.2 million UMTS/HSDPA handsets, representing a penetration of 27% of our accesses base, excluding machine to machine, or M2M, an increase of 11.5 percentage points from December 31, 2007.

Sales and marketing

Telefónica Spain is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:

•	in-depth market segmentation, with a focus on customer value;

•	programs to promote customer loyalty;

•	pricing policy to stimulate usage, including launching segmented packages and innovative tariff options; and

•	leveraging of UMTS to develop new services, deploying the network ahead of competitors.

Since Telefónica Spain began providing mobile services in Spain, its sales and marketing strategy has been to generate increased brand awareness and customer satisfaction to achieve customer growth and increased revenues.  Telefónica Spain utilizes several types of marketing channels, including television, radio, exterior billboards, telemarketing, direct mail and Internet advertising.  Telefónica Spain also sponsors several cultural and sporting events in order to increase its brand recognition.

During 2008 Telefónica Spain’s main marketing campaigns focused on boosting demand for mobile broadband, with the launch of data flat rates, and by serving as the exclusive distributor in Spain of high-capacity data transmission devices such as the iPhone.  Also, we exclusively launched, during the launch campaign, the high-capacity data transmission devices “Nokia N96” and “Nokia N5800”.  In addition, Telefónica Spain offers ASSUS laptops, which allow customers to access mobile broadband services.  These favorable data rates and mobile broadband capable devices have been bundled by Telefónica Spain in order to promote an increase in the number of accesses and level of use of mobile broadband services in Spain.

With respect to mobile voice service, Telefónica Spain promoted access to medium-range mobile phones for pre-pay customers with the launch of “Movistar Mix”, and responded to the needs of cost control of different customer segments with different ranges of flat rate plans including: Planazos launched in October 2008 for residential customers that are high users of voice services, Autónomos Tú Eliges launched in September 2008 for independent professional customers, Megabonos in May 2008 for residential customers who are high users of messaging and Tarifa Plana Familiar in October 2008, designed for residential customers calling between family members.

Competition

Telefónica Spain’s main competitors in the Spanish market for mobile communications service are: Vodafone España, a subsidiary of Vodafone plc, Orange, which is the trade name of France Telecom España S.A., Yoigo, whose principal shareholder is TeliaSonera, and other MVNO operators.

Telefónica Spain’s estimated market share in Spain in terms of mobile accesses was approximately 44% at December 31, 2008 (down from approximately 45.1% at December 31, 2007.)

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

In 2007 and 2008, Telefónica Spain invested an aggregate amount of approximately €1,333 million in building out and enhancing its networks in Spain and developing its technological platforms and information systems.  At December 31, 2008, Telefónica Spain’s GSM/GPRS digital network in Spain, which consisted of 113 switching centers and approximately 22,000 base stations, provided coverage to approximately 99% of the Spanish population. In 2008, Telefónica Spain accelerated the expansion of its UMTS network with 1,324 new base stations with a total of more than 9,200 UMTS base stations installed at the end of the year.

Telefónica Europe

Telefónica Europe’s principal activities are the provision of fixed and mobile telephony services, Internet and data and pay TV services in the United Kingdom, Germany, the Czech Republic and the Isle of Man and of mobile telecommunications services in Ireland and Slovakia.

The Telefónica Europe business area was created in 2006 following our acquisition of the O2 Group.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Europe.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,462.9	2,130.0	1,952.7
Internet and data accesses	607.1	880.0	1,354.5
Narrowband accesses	143.7	202.4	163.4
Broadband accesses	451.9	670.3	1,158.7
Other accesses	11.6	7.3	32.4
Mobile accesses	35,225.2	38,263.8	41,182.1
Pay TV accesses	15.6	73.2	114.5
Final clients accesses	38,310.9	41,347.0	44,603.8
Wholesale accesses	243.8	706.2	1,237.9
Total accesses	38,554.7	42,053.2	45,841.7

Telefónica Europe’s total accesses increased 9.0% to 45.8 million accesses at December 31, 2008 from 42.1 million accesses at December 31, 2007.  Total accesses at December 31, 2008 included 41.2 million mobile accesses, 2.0 million fixed telephony accesses, 1.4 million Internet and data accesses and 0.1 million pay TV accesses.  Additionally, it included 1.2 million ADSL wholesale accesses.

United Kingdom – Telefónica O2 UK

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the United Kingdom.

	At December 31,
	2006	2007	2008
	(in thousands)
Internet and data accesses	16.8	70.7	340.9
Broadband accesses	16.8	70.7	340.9
Mobile accesses	17,633.2	18,382.1	19,470.0
Pre-pay accesses	11,415.1	11,573.4	11,862.5
Final clients accesses	17,650.0	18,452.8	19,810.8
Total accesses	17,650.0	18,452.8	19,810.8

	Year ended December 31,
	2006	2007	2008
MOU (minutes)	171	190	207
ARPU (in eros)	33.4	34.4	30.0

The mobile penetration rate in the United Kingdom increased four percentage points to 123% at December 31, 2008 from December 31, 2007.

Telefónica O2 UK, Telefónica Europe’s operating company in the United Kingdom, had total net adds of 1.4 million accesses in 2008, 69.1% more than its net adds in 2007.  Total accesses increased 7.4% to 19.8 million accesses at December 31, 2008 compared to 18.5 million accesses at December 31, 2007 (excluding the Tesco mobile customer base, which is the result of a joint venture in which Telefónica O2 UK holds a 50% stake and whose customers use the Telefónica O2 UK network).

Telefónica O2 UK added 0.8 million contract accesses in 2008, bringing the total at December 31, 2008 to 7.6 million contract accesses, an increase of 11.7% from December 31, 2007.  Pre-pay accesses increased by 0.3 million accesses from December 31, 2007 to 11.9 million accesses at December 31, 2008.  At December 31, 2008 contract accesses made up 39.1% of Telefónica O2 UK’s mobile customer base, compared to 37.0% at December 31, 2007.  At December 31, 2008 Telefónica O2 UK had 0.3 million broadband accesses compared to 0.1 million broadband accesses at December 31, 2007.

Contract ARPU decreased to €53.3 in 2008 from €63.2 in 2007 (a decrease of 2.1% in local currency).  Pre-pay ARPU decreased to €15.5 in 2008 from €18.1 in 2007 (a decrease of 0.6% in local currency).  ARPU was €30.0 in 2008 down from €34.4 in 2007 (an increase of 1.4% in local currency).  This increase in local currency ARPU was caused by the higher proportion of contract accesses in the customer base, customer adoption of new products and services and the continued growth in data ARPU. MOU increased 9.1% to 207 minutes in 2008 from 190 minutes in 2007.

Sales and marketing

In the United Kingdom, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market Telefónica O2 UK’s products and services.

In 2008, Telefónica O2 UK continued its focus on high-value customers across various segments with offerings such as “Simplicity”, the 3G iPhone and mobile broadband.  In 2008, Telefónica O2 UK topped the list of fixed and mobile broadband Internet service providers (ISPs) in the United Kingdom for customer satisfaction, according to a recent report by JD Power and Associates published in February 2009.  The marketing firm conducted two customer satisfaction studies based on five factors that drive overall satisfaction with the provision of mobile and fixed broadband: performance and reliability, billing, cost, customer service/technical support, and offerings/promotions.

Competition

Telefónica O2 UK, estimated market share was approximately 25.9% at December 31, 2008 compared with approximately 24.6% at December 31, 2007, based on the number of mobile accesses.

In addition to Telefónica O2 UK, there are currently four other network operators in the UK mobile telecommunications market: Vodafone UK, a subsidiary of Vodafone plc, T-Mobile, a subsidiary of Deutsche Telecom, Orange, owned by France Telecom, and 3, owned by Hutchison Whampoa.  MVNOs operating in the UK market include Virgin Mobile and Fresh, owned by Virgin Media and The Carphone Warehouse Group, respectively, which both use T-Mobile’s network, and Tesco Mobile, a joint venture in which Telefónica O2 UK holds a 50% stake and which uses the Telefónica O2 UK network.

Network and technology

Telefónica O2 UK’s digital network in the United Kingdom is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 UK’s international roaming agreements, enables Telefónica O2 UK customers to make and receive calls in more than 200 countries worldwide.  At December 31, 2008, Telefónica O2 UK’s GSM/GPRS digital network consisted of approximately 11,482 base stations.

Telefónica O2 UK had rolled out ULL capabilities to 1,218 exchanges by the end of 2008, giving its broadband network population coverage of 65.9% in terms of the UK population.

Germany – Telefónica O2 Germany

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Germany.

	At December 31,
	2006	2007	2008
		(in thousands)
Internet and data accesses	19.0	74.7	214.8
Broadband accesses	19.0	74.7	214.8
Mobile accesses	11,024.8	12,471.5	14,198.5
Pre-pay accesses	5,544.1	6,235.0	7,231.5
Final clients accesses	11,043.8	12,546.2	14,413.3
Wholesale accesses	149.3	596.0	1,128.4
Total accesses	11,193.1	13,142.3	15,541.7

	Year ended December 31,
	2006	2007	2008
MOU (minutes)	127	131	138
ARPU (in euros)	24.2	20.4	17.4

The mobile penetration rate in Germany increased to 132.4% at December 31, 2008, an increase of 16.2 percentage points compared to the penetration rate at December 31, 2007.

Telefónica O2 Germany’s total customer base, in terms of accesses, increased by 2.4 million accesses from December 31, 2007 to 15.5 million accesses at December 31, 2008.  Telefónica O2 Germany’s joint venture with Tchibo Mobile was responsible for 0.1 million of this increase in accesses from December 31, 2007 to 1.3 million accesses at December 31, 2008, while Telefónica O2 Germany’s “Fonic” low-cost brand, added 0.5 million accesses from December 31, 2007, giving it a customer base of 0.7 million accesses at December 31, 2008. In addition at December 31, 2008, 3.1 million of Telefónica O2 Germany’s accesses were on the “Genion S/M/L/XL” tariff structure, which is a flat rate tariff for calls made within and outside of the “Homezone”.

Throughout 2008 Telefonica O2 Germany continued its program of migrating customers from legacy to new tariffs such as “Genion S/M/L/XL” and “Inklusivpakete”, which offer significantly better value to the customer.

Telefónica O2 Germany had net adds of 0.7 million contract accesses and 1.0 million pre-pay accesses in 2008, bringing the pre-pay customer base at December 31, 2008 to 7.2 million accesses.

ARPU continued to decline in 2008, decreasing 14.9% to €17.4 in 2008 from €20.4 in 2007, partly as a result of an approximately 10% cut in the interconnection rate in November 2007, the level of competition in the German market and the previously described migration program.  Contract ARPU decreased 15.0% to €29.0 in 2008 from €34.1 in 2007.  Pre-pay ARPU decreased 11.0% to €5.9 in 2008 from €6.7 in 2007. MOU in 2008 was 138 minutes, an increase of 5.3% compared to 131 minutes in 2007.

At December 31, 2008 Telefónica O2 Germany had a customer base of 0.2 million broadband accesses. Telefónica O2 Germany reported 1.1 million ULL lines at December 31, 2008, up from 0.6 million lines at December 31, 2007.

Sales and marketing

In 2008, Telefonica O2 Germany continued to build on its core strategy of increasing its distribution network, which was ahead of target with 725 shops at year end.  During 2008 Telefónica O2 Germany also launched the “O2 Handy flatrate” with a minimum contract duration of only six months. This contract offers a flat rate for calls to other Telefónica O2 Germany customers and to fixed lines with a monthly flat fee of €15. Calls to other networks and SMSs are charged at 19 euro cents per minute or message.

Competition

Telefónica O2 Germany’s estimated market share in Germany was approximately 13.5% at December 31, 2008 compared to approximately 13.0% at December 31, 2007, based on number of mobile accesses.

Telefónica O2 Germany competes primarily with three other companies in the German market for mobile telecommunications.  These are T-Mobile, which is owned by Deutsche Telecom, Vodafone Germany, a subsidiary of Vodafone plc, and E-Plus, which is owned by KPN. Telefónica O2 Germany also competes with several MVNOs.

Network and technology

Telefónica O2 Germany’s digital network in Germany is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Germany’s international roaming agreements, enables Telefónica O2 Germany customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2008, Telefónica O2 Germany’s GSM/GPRS digital network consisted of approximately 8,951 base stations, the UMTS network consisted of approximately 3,161 base stations and there were approximately 5,887 shared GSM and UMTS base stations.

Czech Republic and Slovakia – Telefónica O2 Czech Republic and Telefónica O2 Slovakia

Telefónica Europe provides fixed and mobile telephony services in the Czech Republic and mobile telephony services in Slovakia, where it launched operations during the first quarter of 2007.

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the Czech Republic.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,402.5	2,069.2	1,893.4
Internet and data accesses	560.3	719.1	779.5
Narrowband accesses	143.7	202.4	163.4
Broadband accesses	405.1	509.4	583.7
Other accesses	11.6	7.3	32.4
Mobile accesses	4,864.5	5,125.4	5,257.2
Pre-Pay accesses	2,989.7	2,881.5	2,737.9
Pay TV accesses	15.6	73.2	114.5
Final clients accesses	7,842.9	7,986.8	8,044.6
Wholesale accesses	94.5	110.2	109.5
Total accesses	7,937.4	8,097.0	8,154.1

	Year ended December 31,
	2006	2007	2008
MOU (minutes)	102	117	121
ARPU (in eros)	18.0	18.9	20.7

The mobile penetration rate in the Czech Republic increased to 131% at December 31, 2008, five percentage points higher than the penetration rate at December 31, 2007.

Telefónica O2 Czech Republic’s fixed telephony accesses decreased by 8.5% to 1.9 million accesses at December 31, 2008 from 2.1 million accesses at December 31, 2007, mainly as the result of fixed-to-mobile substitution.  On a net basis, Telefónica O2 Czech Republic lost 47.3% less fixed telephony accesses in 2008 compared to 2007.  This improvement compared to 2007 is the result of our strategy of enhancing the quality of fixed lines by improving broadband (basic speed was upgraded up to 8 Mbps, four times higher than the previous speed offered at the same price) and aggressively priced bundled offers.

Telefónica O2 Czech Republic’s broadband accesses increased 14.6% compared to December 31, 2007 to 0.6 million accesses at December, 31 2008.  The IPTV customer base increased to 0.1 million accesses at December 31, 2008. These increases are primarily as a result of increased demand for these services in the Czech Republic.

Telefónica O2 Czech Republic’s mobile accesses increased 2.6% to 5.3 million accesses at December 31, 2008, from 5.1 million accesses at December 31, 2007.  Contract accesses accounted for 47.9% of these accesses at December 31, 2008, up from 43.8% at December 31, 2007.  The number of pre-pay accesses decreased 5.0% to 2.7 million accesses at December 31, 2008 from 2.9 million accesses at December 31, 2007.

ARPU increased to €20.7 in 2008 from €18.9 in 2007 (a reduction of 0.9% in local currency).  Pre-pay ARPU increased to €9.8 in 2008 from €8.9 in 2007 (a reduction of 2.0% in local currency).  Contract ARPU increased to €33.5 in 2008 from €32.7 in 2007 (a decrease of 6.7% in local currency primarily due to the introduction of flat-rate tariffs).

MOU for the year stood at 121 minutes, an increase of 3.6% compared to the 117 minutes in 2007.  The increase in traffic is due to the growing number of contract customers generating higher average MOU and the launch of “O2 Neon” tariffs.

Sales and marketing

The launch of “O2 Neon” tariffs designed to stimulate traffic through a simplified, flat tariff structure resulted in increased usage in 2008.  By the end of December 2008, 0.3 million customers subscribed for one of the O2 Neon tariffs and O2 Neon accesses accounted for 11% of mobile voice contract accesses.

Competition

There are currently two other primary competitors in the Czech Republic mobile telecommunications market.  These are Vodafone Czech Republic, which is owned by Vodafone plc, and T-Mobile, which is part of Deutsche Telecom AG.

Telefónica O2 Czech Republic had an estimated mobile market share of approximately 38.6% at December 31, 2008 compared to approximately 39.2% at December 31, 2007, based on number of mobile accesses.

The fixed telephony market consists of six large operators and a number of other smaller providers.  In voice the major competitors are Ceske Radiokomunikacie, U:fon, UPC and other cable operators which also provide integrated voice, Internet and pay TV offers.  Internet service is offered by all major mobile operators as well as a large volume of WiFi providers.  Pay TV is dominated by a number of cable and satellite companies, the biggest being UPC.

Network and technology

Telefónica O2 Czech Republic’s digital network in the Czech Republic is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Czech Republic’s international roaming agreements, enables its customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2008, Telefónica O2 Czech Republic’s GSM/GPRS digital network consisted of 12,676 base stations.

Slovakia

At December 31, 2008, Telefónica O2 Slovakia’s total number of mobile accesses amounted to 0.5 million accesses, a decrease of 19.5% compared to December 31, 2007.  In the second half of 2008 Telefónica O2 Slovakia launched the “O2 Fér” plan, a simple tariff which unifies pre-pay and contract rates and offers SIM-only products without a handset subsidy.

In 2008, Telefónica O2 Slovakia continued to roll out its own network infrastructure and by December 31, 2008 the company had more than 850 base stations, which fulfilled its license conditions.  Its network currently covers close to 90 percent of the population, which is nearly double that required by its license.

Ireland – Telefónica O2 Ireland

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Ireland:

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	1,631.7	1,646.1	1,727.7
Pre-pay accesses	1,146.7	1,090.9	1,084.6

	Year ended December 31,
	2006	2007	2008
MOU (minutes)	236	248	245
ARPU (in euros)	45.2	45.9	43.2

The mobile penetration rate in Ireland reached 121% at December 31, 2008, a five percentage point increase over the penetration rate at December 31, 2007.

Telefónica O2 Ireland had net adds of 0.1 million mobile accesses in 2008.  Telefónica O2 Ireland’s customer base, in terms of mobile accesses, increased 5.0% from December 31, 2007 to 1.7 million mobile accesses at December 31, 2008. Of Telefónica O2 Ireland’s total customer base, there were 0.1 million mobile broadband accesses at December 31, 2008, after a successful launch in July 2007.

Telefónica O2 Ireland had net adds of 0.1 million contract accesses in its mobile business in 2008, including the mobile broadband accesses mentioned above, an increase of 25.3% on December 31, 2007.

ARPU decreased by 5.9% in 2008 to €43.2 from €45.9 in 2007.  Contract ARPU decreased 11.9% to €72.5 in 2008 from €82.3 in 2007 due to the introduction of new customer offers and promotions.  Pre-pay ARPU decreased by 7.0% in 2008 to €27.0 in 2008 from €29.0 in 2007. MOU for the year was 245 minutes, a decrease of 1.1% from the 248 minutes in 2007.

Sales and marketing

During the second quarter of 2008, Telefónica O2 Ireland launched “O2 Clear” an innovative new monthly pay option that gives customers the opportunity to sign up to post pay tariffs on a SIM-only basis without having to commit to a long-term contract.  It was the first tariff of its kind in the Irish market. Later in the year Telefónica O2 Ireland introduced the 3G version of the iPhone and in December launched the “O2 Treats” program, a card which allows customers to spend up to €100 on different treats/activities for themselves or a friend.

Competition

There are currently three other primary competitors in the Irish mobile telecommunications market: Vodafone Ireland, which is part of Vodafone plc, Meteor, which is part of Babcock and Brown, and 3 Ireland, which is part of Hutchison Wampoa Ltd.

Telefónica O2 Ireland had an estimated market share of the Irish mobile market of approximately 32.5% at December 31, 2008 compared to approximately 32.3% at December 31, 2007 based on number of mobile accesses.

Network and technology

Telefónica O2 Ireland’s digital network in Ireland is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Ireland’s international roaming agreements, enables Telefónica O2 Ireland customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2008, Telefónica O2 Ireland’s GSM/GPRS digital network consisted of approximately 1,662 base stations.

Telefónica Latin America

Telefónica Latin America provides fixed and mobile telephony, Internet and data services and pay TV services through the operators described in the following sections in the main Latin American markets. In addition, Telefónica Latin America’s other members include: Telefónica Empresas, Telefónica International Wholesale Services, or TIWS, the business unit responsible for other telecommunications operators and for managing our international services and the network which supports these services, and Terra Networks Latin América.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Latin America.

	At December 31,
	2006	2007 (1)	2008 (1)(2)
	(in thousands)
Fixed telephony accesses	23,916.9	25,381.0	25,644.5
Internet and data accesses	6,723.7	6,954.8	7,629.8
Narrowband accesses	2,813.5	1,815.6	1,445.8
Broadband accesses	3,780.3	5,035.9	6,067.0
Other accesses	130.0	103.4	117.0
Mobile accesses (3)	83,298.4	100,542.2	123,385.2
Pay TV accesses	665.3	1,163.8	1,540.5
Final clients accesses	114,604.4	134,041.8	158,200.1
Wholesale accesses	65.9	62.6	59.0
Total accesses	114,670.3	134,104.4	158,259.0

(1)
At January 1, 2007, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed telephony accesses.

(2)	At January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(3)	Includes accesses of Telemig from April 2008.

Telefónica Latin America’s total accesses increased 18.0% to 158.3 million accesses at December 31, 2008 from 134.1 million accesses at December 31, 2007.  Total accesses at December 31, 2008 include 123.4 million mobile accesses, 25.6 million fixed telephony accesses, 7.6 million Internet and data accesses and 1.5 million pay TV accesses. Additionally, it includes 0.1 million wholesale accesses.

The following table sets forth certain information at December 31, 2008 regarding the principal Latin American operating companies of Telefónica Latin America.

Country	Company	Population	Interest
		(in millions)	(%)
Brazil	Telecomunicações de São Paulo, S.A.—Telesp	40.6 (*)	87.95
	Brasilcel, N.V.(1)	190.4	50.00
Mexico	Telefónica Móviles México, S.A. de C.V.	109.6	100.00
Panama	Telefónica Móviles Panamá, S.A.	3.4	100.00
Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.4	100.00
Guatemala	Telefónica Móviles Guatemala, S.A.	13.5	100.00
El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	5.9	100.00
Venezuela	Telcel, S.A.	27.7	100.00
Colombia	Colombia Telecomunicaciones, S.A. ESP.	44.7	52.03
	Telefónica Móviles Colombia, S.A.		100.00
Peru	Telefónica del Perú, S.A.A.	27.9	98.18
	Telefónica Móviles Perú, S.A.C.		97.79
Ecuador	Otecel, S.A.	14.5	100.00
Argentina	Telefónica de Argentina, S.A.	39.7	98.05
	Telefónica Móviles Argentina S.A.		100.00
Chile	Telefónica Chile, S.A.	16.4	96.75
	Telefónica Móviles Chile, S.A.		100.00
Uruguay	Telefónica Móviles Uruguay, S.A.	3.3	100.00

(*)	Concession area only.

(1)	Jointly controlled and managed by Telefónica and Portugal Telecom. Brasilcel is the holding company which controls the mobile operating company Vivo.

Brazil

The following table presents, at the dates indicated, selected statistical data relating to our operations in Brazil.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	12,107.1	11,960.0	11,661.9
Internet and data accesses	3,556.8	3,288.6	3,625.8
Narrowband accesses	1,856.6	1,155.9	996.4
Broadband accesses	1,608.2	2,069.6	2,557.8
Other accesses	92.0	63.1	71.6
Mobile accesses(1)	29,053.1	33,483.5	44,945.0
Pre-pay accesses	23,543.4	27,236.4	36,384.0
Pay TV accesses	—	230.9	472.2
Final clients accesses	44,716.9	48,963.1	60,704.9
Wholesale accesses	38.4	37.4	34.1
Total accesses	44,755.3	49,000.5	60,739.1

(1)	Includes accesses of Telemig from April 2008.

Telefónica Latin America’s accesses in Brazil increased 24.0% to 60.7 million accesses at December 31, 2008 from 49.0 million accesses at December 31, 2007.  This growth reflects a 34% year-on-year increase in Vivo’s (Telefónica Latin America’s jointly-controlled Brazilian mobile business) customer base and, to a lesser extent, the expansion of Telesp’s (Telefónica Latin America’s Brazilian fixed line business) broadband and pay TV businesses.  These increases were offset by a reduction in the number of fixed telephony accesses at Telesp and a decrease in narrowband Internet accesses primarily as a result of a strong migration to broadband accesses.

Brazil Fixed Business – Telecomunicações de São Paulo, S.A. – Telesp

Operations

Telesp provides fixed telephony and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.

Telesp’s fixed telephony, Internet and data and pay TV accesses increased 1.8% to 15.8 million accesses at December 31, 2008 from 15.5 million accesses at December 31, 2007 primarily due to the growth of broadband and pay TV accesses, that offset the reduction in the number of fixed telephony accesses, within the context of increased fixed-to-mobile substitution as a result of strong growth in Brazil’s mobile sector, and a decrease in narrowband Internet accesses, as a result of migration to broadband solutions.  Telesp’s fixed telephony accesses decreased 2.5% to 11.7 million accesses at December 31, 2008 from 12.0 million accesses at December 31, 2007.  Of these fixed telephony accesses, 23.8% were pre-pay accesses or accesses with consumption limits.

The Brazilian broadband market continued to grow strongly in 2008. Telesp increased its broadband customer base by 23.6% to 2.6 million accesses at December 31, 2008 from 2.1 million accesses at December 31, 2007.  Since 2007 Telesp has marketed “Trio Telefónica”, a Trio bundle with different connection speed options and a range of pay TV content choices, including GloboSat content.  Telesp offers pay TV mainly through a DTH solution and, since the fourth quarter of  2007 after the acquisition of Navy Tree, also offers MMDS technology, reaching 0.5 million accesses at December 31, 2008, 0.3 million accesses more than at December 31, 2007.

Telesp’s voice traffic increased by 7.7% in 2008 (to 76,653 million minutes) compared to 2007, due mainly to growth in long distance traffic from mobile accesses as a result of a joint marketing strategy with Vivo, as well as a higher interconnection traffic coming primarily from mobile networks.  Fixed local traffic grew 3.4% despite the reduction in the number of fixed telephony accesses, driven by the implementation of flat rates and minutes bundles. Fixed-to-mobile traffic, measured in minutes, fell 1.7% in 2008 compared to 2007 as a result of a strong migration of traffic to mobile networks.

Sales and marketing

In Brazil, we employ a differentiated approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target various market segments according to the relevant needs of the customers in each segment.  We continuously monitor market trends in an effort to develop new products and services that may address the future needs of our customers.

Telefónica Latin America employs the following strategies to deliver fixed telephony and other telecommunications solutions to residential, small and medium enterprises, or SMEs, and corporate customers in Brazil:

•	person-to-person sales: customized sales services to achieve and preserve customer loyalty, customized consulting telecommunication services and technical and commercial support;

•	telesales: a telemarketing channel;

•	indirect channels: outsourced sales by certified companies in the telecommunications and data processing segments to provide an adequately sized network for our products and services;

•	Internet: the Telefónica website;

•	virtual shop for corporate clients: a “gateway” for our corporate customers to acquaint themselves with our portfolio through the Internet; and

•	door-to-door: door-to-door sales of services by consultants in the State of São Paulo in order to approach more SMEs to convert them into Telefónica Negocios clients.

We offer bundled products, which include both local and long-distance traffic and minutes bundled with broadband, in response to a growing demand from our clients.  We believe that the trend towards bundled offers in Brazil will continue to grow, and that further developing such offers will be important to maintaining our competitiveness in the market.

Competition

Our fixed telephony business in Brazil currently faces strong competition in the corporate and premium residential segments in respect of several types of services.  In the corporate segment, there is strong competition in both voice services (local and long distance) and data transmission, resulting in greater retention costs to maintain client relationships.

Our main competitors in the corporate fixed telephony line segment are Oi, Intelig and Embratel, a subsidiary of Telmex International.  In the high-income residential service segment, we compete for long-distance customers with Embratel and for broadband customers with cable TV providers, mainly NET Serviços de Comunicação S.A., or Net.  For the local voice and high-income segments, we also face increasing competition from mobile telecommunications services, which have lower rates for certain types of calls, such as mobile-to-mobile calls. Such competition increases our advertising and marketing costs.  In 2008, we also saw the entry into the market of small VoIP operators, focused on low- and middle-income corporate clients and SMEs whose impact has not been significant at this point.  We are taking several steps to defend ourselves from increasing competition.  We are focused on improving our broadband products, by offering bundled services that include voice, broadband and television, and by increasing the access speed offered to our clients.  In addition, we are improving our market segmentation and developing more competitive products intended to defend our client base from our competitors’ product offerings and to defend our market share.

In the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market.  The most significant competition is from pre-pay mobile telecommunications providers.

Telesp had an estimated market share in the fixed telephony market in the State of São Paulo of approximately 83.5% at December 31, 2008 based on the number of fixed telephony accesses, down from approximately 95.3% at December 31, 2007.  This decrease is mainly due to intense competition from Net, which offers its “Net Phone” service as part of its offer of pay TV and broadband.

Brazil mobile business – Brasilcel (Vivo)

Operations

With 150.6 million mobile accesses, Brazil ranked first in Latin America in terms of number of mobile accesses at December 31, 2008. At December 31, 2008, Brazil had an estimated mobile market penetration rate of 79%.

Telefónica and Portugal Telecom are 50:50 shareholders in Brasilcel, a joint venture which combines Telefónica’s and Portugal Telecom’s mobile businesses in Brazil.  This joint venture is the leading mobile operator in Brazil in terms of number of mobile accesses at December 31, 2008.  All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003.  The licensed areas of Brasilcel include 20 states in Brazil with an aggregate population of approximately 190.4 million people.

Vivo’s customer base, in terms of number of accesses, increased 34.2% to 44.9 million accesses at December 31, 2008 from 33.5 million accesses at December 31, 2007. Of these, 8.6 million were contract accesses.  The primary factors contributing to this growth include the acquisition of Telemig, the wider range of handsets available, Vivo’s leadership in terms of brand and distribution chain, ongoing marketing campaigns for pre-pay traffic and an improved capacity to attract contract accesses with Vivo Escolha plans.  At December 31, 2008, 53.9% of residential contract accesses had subscribed to a Vivo Escolha plan, which is a customized plan that allows customers to choose the mix of services with an extra bunch of free voice minutes, messaging, or mobile Internet access, demonstrating the popularity of this offer.  These plans also helped to increase customer loyalty by encouraging increased minute consumption and maintaining the perception in the market of Vivo’s low prices relative to its competitors.  These plans are divided into different categories depending on the number of minutes included as well as additional upgrade features, such as extra SMS, extra minutes of long distance calls and extra MMS.

ARPU was €11.2 in 2008 compared to €11.9 in 2007 (a decrease of 5.8% in local currency), reflecting the increased proportion of “SIM only” accesses in the pre-pay customer base and control accesses in the contract customer base, despite continuous growth in data consumption.

Sales and marketing

Brasilcel actively manages its distribution channels, which consisted of approximately 11,300 points of sale at December 31, 2008. Also, pre-pay customers have access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network.  At December 31, 2008, approximately 19% of Brasilcel’s customer base were contract accesses and the remaining 81% were pre-pay accesses.  Contract accesses growth was driven by customer acquisition and retention campaigns focused on high-value customers, with an emphasis on the Vivo Escolha plans.

Competition

Vivo was the leading mobile operator in Brazil in terms of number of accesses at December 31, 2008.  The growth of the Brazilian market was considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Vivo operates.  Vivo’s major competitors are subsidiaries of Telecom Italia, America Móvil and Oi.

Vivo’s estimated market share in terms of mobile accesses in the Brazilian mobile markets in which it operates was approximately 30% at December 31, 2008, down from approximately 36.7% at December 31, 2007.  Our market share at December 31, 2007 did not include the state of Minas Gerais, which we incorporated after acquiring Telemig in 2008, and the North East region, where we began operations at the end of 2008. The incorporation of these additional concessions resulted in a reduction of our overall market share in 2008 as we build our customer base in these regions.

Network and technology

The licenses granted to the companies integrated under the Vivo brand allow operations over the WCDMA, GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems.  Vivo offers both analog and digital services in the bands of 800 MHz, 1900 MHz and 2100 MHz. In 2008 migration from the CDMA to the GSM network continued.  In 2008 Vivo reached national coverage with the acquisition of 13 of a total of 15 1900 MHz licenses which were auctioned in September 2008 and, with the acquisition of the J sub-strip of the 3G licenses auction carried out by ANATEL in December 2008, Vivo should be able to improve service quality in the areas with the highest traffic on its network. At the end of 2007 Vivo reached an agreement for the purchase of Telemig in order to complete national coverage, which was closed in April 2008.

Vivo’s GSM customer base at December 31, 2008 amounted to 31.1 million accesses, 69% of its total customer base.

Mexico

Mexico mobile business – Telefónica Móviles México, S.A. de C.V.

Operations

The following table presents, at the dates indicated, selected statistical data relating to our operations in Mexico.

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	8,553.2	12,534.1	15,330.6
Pre-pay accesses	8,017.8	11,833.7	14,432.4
Fixed wireless accesses	2.0	3.6	133.6
Total accesses	8,553.2	12,537.6	15,464.2

The mobile penetration rate in Mexico was approximately 71.7% at December 31, 2008 an increase of 8.3 percentage points from December 31, 2007.

Telefónica Móviles México, S.A. de C.V.’s, or Telefónica Móviles México’s, customer base increased 23.3% to 15.5 million mobile accesses at December 31, 2008 from 12.5 million accesses at December 31, 2007.  Of these, 0.9 million were contract accesses.  The increase was mainly the result of a 22.0% increase of pre-pay accesses in 2008 compared to 2007.

ARPU declined to €8.2 in 2008 compared to €9.3 in 2007 (a decrease of 4.3% in local currency), due to lower termination rates and usage.

Sales and marketing

During 2008, Telefónica Latin America, through Telefónica Móviles México launched innovative products to maintain current customers and attract additional ones.  In addition, Telefónica Móviles México focused on commercial activity and profitability while improving the quality of its network, which enabled the company to maintain robust customer growth during that year.

In Mexico, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products and services.  At December 31, 2008, approximately 94.1% of our customers in Mexico were pre-pay accesses while approximately 5.9% were contract accesses.

Among business initiatives that improved Telefónica Móviles México’s competitive positioning, Telefónica Móviles México launched “1-2-3 Movistar” during the 2008 Christmas season, which is a new three level, per-minute rate plan which allows clients to choose according to their level of consumption.

Competition

Telefónica Móviles México is the second largest mobile operator in Mexico based on the number of mobile accesses, and competes with various mobile operators at the national level. Telefónica Móviles México’s principal competitor is Telcel, a subsidiary of América Móvil.  Other significant competitors are Nextel and Iusacell.

Telefónica Móviles México’s estimated market share in the Mexican mobile market in terms of mobile accesses was approximately 19.5% at December 31, 2008, up from approximately 18.3% at December 31, 2007.

Network and technology

Telefónica Móviles México has 100% of its accesses on its GSM network.

Venezuela

Venezuela mobile business – Telcel, S.A. – Telcel

Operations

The following table presents, at the dates indicated, selected statistical data relating to our operations in Venezuela.

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	8,826.2	9,434.0	10,584.0
Pre-pay accesses	7,520.2	8,900.3	9,970.7
Fixed wireless accesses	836.6	995.9	1,312.8
Pay TV	––	––	8.5
Total accesses	8,826.2	10,429.9	11,905.3

The mobile penetration rate in Venezuela stood at an estimated 100.2% at December 31, 2008, an increase of 13.5 percentage points from December 31, 2007.

Telefónica Latin America operates in Venezuela through Telcel, S.A., or Telcel, whose accesses increased 14.1% to 12.0 million accesses at December 31, 2008 from 10.4 million accesses at December 31, 2007.  This growth was the result of net adds of over 1.5 million accesses in 2008. 66.3% of gross adds in 2008 were GSM, and GSM accesses made up over 55% of the total mobile accesses at December 31, 2008.

ARPU for 2008 was €16.9 compared to €16.3 in 2007 (an increase of 11.0% in local currency), reflecting the increased proportion of contract accesses in the customer base, customer adoption of new products and services and the continued growth in data revenues.

Sales and marketing

In Venezuela, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products.  At December 31, 2008, 5.8% of our mobile accesses in Venezuela were contract accesses (excluding fixed wireless accesses from the total number of mobile accesses), while approximately 94.2% were pre-pay.

In 2008 Telcel continued implementing its strategy of offering a wider range of handsets than its competitors, offering exclusive handsets, including the launch of the iPhone during the 2008 Christmas season, as well as increasing sales in fixed wireless.

Competition

The major competitors in the Venezuela mobile business are Movilnet and Digitel.  Movilnet is a mobile services communication provider owned by the public operator CANTV.  Movilnet currently uses CDMA and TDMA technologies although it has started the migration process to GSM. Digitel is a mobile communications provider that uses GSM technology.

According to the Comisión Nacional de Telecomunicaciones de la República Bolivariana de Venezuela, or CONATEL, CANTV is the incumbent operator in Venezuela with a 79.0% share of the fixed market, and a 41.4% share of the mobile market (through Movilnet) as of December 31, 2008.  CANTV is controlled by the government of Venezuela.

Telefónica’s estimated market share in the Venezuelan mobile market, in terms of mobile accesses, was 37.8% at December 31, 2008, down from approximately 39.6% at December 31, 2007.

Network and technology

In Venezuela, we operate both digital and analog networks.  Our digital network is based on the CDMA and GSM standard and our analog network is based on N-AMPS. At December 31, 2008, approximately 55% of accesses in Venezuela were based on the GSM network.

Chile

The following table presents, at the dates indicated, selected statistical data relating to our operations in Chile.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,206.2	2,172.4	2,121.0
Internet and data accesses	557.7	686.8	743.8
Narrowband accesses	53.3	31.8	18.7
Broadband accesses	494.5	646.0	716.6
Other accesses	10.0	8.9	8.6
Mobile accesses	5,680.2	6,282.7	6,875.0
Pre-pay accesses	4,507.6	4,742.2	4,956.0
Pay TV accesses	94.2	219.9	263.0
Final clients accesses	8,538.4	9,361.7	10,002.7
Wholesale accesses	19.9	15.4	11.5
Total accesses	8,558.3	9,377.2	10,014.3
At December 31, 2008 Telefónica Latin America managed a total of 10.0 million accesses in Chile, 6.8% more than at December 31, 2007, underpinned by growth in mobile accesses, which increased by 9.4% to 6.9 million accesses at December 31, 2008 from 6.3 million accesses at December 31, 2007.  Growth was also driven, to a lesser extent, by a 10.9% increase in broadband accesses to 0.7 million accesses at December 31, 2008 and a 19.6% increase in pay TV accesses to 0.3 million accesses at December 31, 2008.  Fixed telephony accesses decreased 2.4% to 2.1 million at December 31, 2008.

Chilean fixed business – Telefónica Chile, S.A.

Operations

Telefónica Latin America conducts its Chilean fixed business through Telefónica Chile S.A., or Telefónica Chile (formerly Compañía de Telecomunicaciones de Chile, or CTC Chile), the leading fixed line telecommunications operator in Chile based on number of accesses, according to information provided by its competitors and regulatory authorities.  Telefónica Chile’s accesses increased 1.4% from December 31, 2007 to 3.1 million accesses at December 31, 2008.  Telefónica Chile’s fixed telephony accesses decreased by 2.4% from December 31, 2007 to 2.1 million accesses at December 31, 2008.  Broadband and pay TV accesses continued to grow in 2008, and Telefónica Chile managed 0.7 million broadband accesses at December 31, 2008, maintaining its leadership of the Chilean broadband market, in terms of accesses.

Telefónica Chile’s pay TV business grew to 0.3 million accesses at December 31, 2008.  Telefónica Chile established itself as the second pay TV operator in Chile, by number of accesses.

Sales and marketing

One of our main priorities in the Chilean fixed telephony business is to satisfy customer needs by improving the quality of our customer service.  We continued our strategy of segmenting our customers in order to tailor our services to best meet the specific needs of each customer segment.

During 2008, Telefónica Chile and VTR, our main competitor in the broadband service market, twice increased the speed of their respective broadband networks during the year.  In addition, Telefónica Chile also launched

“Prepaid Broadband Service” while VTR launched “Naked Broadband” in Chile, aiming to target more customer segments.

The customer service model developed by Telefónica Chile, which is aimed at achieving the highest degree of efficiency in customer service, features the following:

•	personal customer service lines for purchasing any type of product and service and handling customer queries;

•	Telefónica stores (Tiendas Telefónica) where customers can test and buy products marketed by Telefónica;

•	Telefónica’s “virtual” store, accessible by Internet, which offers customers the ability to order and purchase online the majority of services and products offered by Telefónica; and

•
a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.

Competition

The competitive landscape in fixed telephony in Chile is marked by a significant fixed-to-mobile substitution effect.  The increased sales of  Duo and Trio bundles is the cornerstone of Telefónica Chile’s strategic focus, which aims to increase the number of revenue generating units per customer and, accordingly, revenue per customer.  VTR is our principal competitor in the Chilean fixed telephony market, though Telmex has made a strong entrance into Chile as a “3-play player” like Telefónica.

Telefónica Chile’s estimated market share at December 31, 2008 was as follows:

•	broadband market share amounted to approximately 49.4% of retail broadband accesses (down from approximately 50.0% at December 31, 2007);

•	fixed telephony accesses market share amounted to approximately 62.1% of retail fixed telephony accesses (down from approximately 64.8% at December 31, 2007); and

•	pay TV market share amounted to approximately 17% of the market by number of pay TV accesses (the same percentage as at December 31, 2007).

Chilean mobile business – Telefónica Móviles Chile, S.A.

Operations

The mobile penetration rate in Chile stood at an estimated 96.6% at December 31, 2008, an increase of 6.6 percentage points from December 31, 2007.

Telefónica Latin America conducts its Chilean mobile business through Telefónica Móviles Chile, S.A., or Telefónica Móviles Chile, whose customer base increased 9.4% to 6.9 million accesses at December 31, 2008, making it the market leader in Chile in terms of mobile accesses.  Growth in the customer base was driven by net adds to the GSM service, which accounted for 97.2% of the total customer base, 7.7 percentage points more than at December 31, 2007.  The number of contract accesses rose by 24.6% to 1.9 million accesses at December 31, 2008 from 1.5 million accesses at December 31, 2007, accounting for more than 64% of net adds in 2008.

ARPU was €12.3 in 2008 compared to €12.0 in 2007 (an increase of 8.3% in local currency).  The increase in local currency was driven by higher traffic and greater consumption by pre-pay customers.

Sales and marketing

In Chile, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products.

Competition

We currently have three primary competitors in the Chilean market for mobile telephony, each of which provides services on a nationwide basis: Entel, Claro and Nextel.

Telefónica Móviles Chile’s estimated market share in the Chilean mobile sector in terms of mobile accesses was approximately 43.3% at December 31, 2008, down from approximately 44.0% at December 31, 2007.

Network and technology

In Chile, Telefónica Móviles Chile operates with TDMA, CDMA and GSM networks. GSM customers represented 97.2% of Telefónica Móviles Chile’s total customer base at December 31, 2008. In December 2007, the 3G network was launched, and Telefónica Móviles Chile had 0.1 million accesses on this network at December 31, 2008.

Argentina

The following table presents, at the dates indicated, selected statistical data relating to our operations in Argentina.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	4,636.3	4,682.5	4,603.1
Fixed wireless accesses	–	104.3	22.4
Internet and data accesses	973.7	1,149.9	1,284.3
Narrowband accesses	439.2	312.2	182.8
Broadband accesses	517.7	819.3	1,082.0
Other accesses	16.8	18.4	19.5
Mobile accesses	11,199.4	13,629.7	14,829.6
Pre-pay accesses	7,315.8	8,836.0	9,687.6
Fixed wireless accesses	140.7	–	–
Final clients accesses	16,809.4	19,462.1	20,717.0
Wholesale accesses	7.3	9.3	10.0
Total accesses	16,816.6	19,471.4	20,726.9

Telefónica Latin America managed a total of 20.7 million accesses in Argentina at December 31, 2008, an increase of 6.4% from December 31, 2007.  This increase was underpinned by growth in mobile accesses, which increased by 8.8% to 14.8 million accesses at December 31, 2008 from 13.6 million accesses at December 31, 2007, and by growth in the number of broadband accesses, which increased by 32.1% to 1.1 million accesses at December 31, 2008 from 0.8 million accesses at December 31, 2007.

Argentina fixed business – Telefónica de Argentina, S.A.

Operations

Telefónica Latin America conducts its Argentine fixed business through Telefónica de Argentina, S.A., or Telefónica de Argentina, the leading provider of fixed telephony services in Argentina in 2008 based on number of accesses, according to information provided by its competitors and regulatory authorities.

Telefónica de Argentina’s accesses increased 1.0% to 5.9 million accesses at December 31, 2008 from 5.8 million accesses at December 31, 2007.  This modest growth was primarily driven by a 32.1% increase in broadband accesses to 1.1 million accesses at December 31, 2008 from 0.8 million accesses at December 31, 2007.  The growth in broadband accesses was accompanied by a slight decrease in fixed telephony accesses of 1.7% to 4.6 million accesses at December 31, 2008 from 4.7 million accesses at December 31, 2007.

Total voice traffic (measured in minutes) remained almost stable during 2008 as compared to 2007 despite the sharp growth of mobile-to-fixed traffic.  Local and interconnection fixed-to-fixed traffic (measured in minutes) decreased 8.0% and 3.9%, respectively, in the year ended December 31, 2008 compared to the year ended December 31, 2007.  These decreases were offset by an increase in mobile-to-fixed interconnection traffic of 18.8% over the same period.  Public use telephony traffic (measured in minutes) in 2008 decreased by 27.7% compared to the year ended December 31, 2007.

Sales and marketing

In Argentina, Telefónica de Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its fixed telephony products and services. Telefónica de Argentina has continued answering customers’ needs through the development of its broadband business and by providing them new value added services. Telefónica de Argentina also focused its product strategy on bundlings and packages, supported by commercial offerings like flat-rate plans (tarifa plana). In 2008, long distance flat-rate plans were launched. The flat-rate plan was primarily sold with the bundling of broadband access together with a local traffic plan. At December 31, 2008 approximately 58% of the broadband customer base subscribed to broadband through a bundled package.

Competition

Telefónica de Argentina is the incumbent provider of fixed telephony services in the southern region of Argentina. However, other licensees currently providing fixed telephony services include Telecom Argentina, S.A., Telmex Argentina, S.A., Impsat S.A. (acquired by Global Crossing in May 2007) and Port-Hable (Hutchison Telecommunications Argentina S.A.).  Claro, a mobile phone company owned by America Móvil, also competes in the fixed telephony market.

Telefónica de Argentina is using its expanded fiber-optic network in the northern region of Argentina to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the northern region of Argentina where Telecom Argentina, S.A. is the incumbent provider.  Telefónica de Argentina expanded and improved its network capacity by the construction of fixed wireless networks and the activation of new lines.

Telefónica de Argentina also competes with Grupo Clarín, a company with a growing broadband and TV businesses as a result of the merger of its affiliate Cablevisión with Multicanal in 2007.  In 2008, Telecentro, a small provider, without global coverage in the country, launched a triple-play offering reaching a customer base of around 40 thousand clients.

Telefónica had an estimated market share in the Argentine fixed telephony market of approximately 48.1% at December 31, 2008 based on number of fixed telephony accesses, down from approximately 48.5% at December 31, 2007.

Argentina mobile business – Telefónica Móviles Argentina, S.A.

Operations

The Argentine mobile market continued to grow at a strong pace in 2008, with an increase in its penetration rate from 98% to 110% at December 31, 2008, based on number of mobile accesses.

Telefónica Latin America conducts its Argentine mobile business through Telefónica Móviles Argentina, S.A., or Telefónica Móviles Argentina, whose accesses increased 8.8% to 14.8 million accesses at December 31, 2008 from 13.6 million accesses at December 31, 2007.  Telefónica Móviles Argentina also increased its number of contract accesses by 7.3% to 5.1 million accesses at December 31, 2008 from 4.8 million accesses at December 31, 2007. Of Telefónica Móviles Argentina’s total customer base at December 31, 2008, 99.8% were on Telefónica Móviles Argentina’s GSM network, which represents an increase of 13.4 percentage points from December 31, 2007.

ARPU for 2008 was €8.7 in 2008 compared to €8.5 in 2007 (an increase of 10.5% in local currency), reflecting customer adoption of new products and services (upgrades and more consumption), tariff increases and the continued growth in data revenues.

Sales and marketing

In Argentina, Telefónica Móviles Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  At December 31, 2008, approximately 34.7% of our accesses in Argentina were contract accesses.

Competition

We currently have three competitors in the Argentine market for mobile communications services, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina; Claro, controlled by América Móvil; and Nextel, owned by NII Holdings Inc.

Telefónica Móviles Argentina’s estimated market share in the Argentine mobile market in terms of mobile accesses was approximately 34.0% at December 31, 2008, down from approximately 35.3% at December 31, 2007.

Network and technology

In Argentina we operate on digital networks based upon GSM and UMTS technology. In 2008, Telefónica Móviles Argentina deactivated its analog network. At December 31, 2008, GSM accesses represented 99.8% of Telefónica Móviles Argentina’s accesses.

Colombia

The following table presents, at the dates indicated, selected statistical data related to our operations in Colombia.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,359.4	2,328.5	2,299.2
Internet and data accesses	70.9	200.3	395.9
Narrowband accesses	2.9	0.0	0.3
Broadband accesses	68.0	200.3	393.9
Other accesses	―	―	1.7
Mobile accesses	7,759.7	8,372.1	9,963.1
Pre-pay accesses	5,960.5	6,612.9	8,327.3
Pay TV accesses	―	72.9	142.3
Final clients accesses	10,190.0	10,973.8	12,800.5
Wholesale accesses	―	―	2.9
Total accesses	10,190.0	10,973.8	12,803.4

Telefónica Latin America managed a total of 12.8 million accesses in Colombia at December 31, 2008, an increase of 16.7% from December 31, 2007.  This increase was underpinned by the sharp growth in mobile accesses, which increased 19.0% to 10.0 million accesses at December 31, 2008 from 8.4 million accesses at December 31, 2007, and by growth in the number of broadband accesses, which increased 96.7% to 0.4 million accesses at December 31, 2008 from 0.2 million accesses at December 31, 2007.

Colombian fixed business - Colombia Telecomunicaciones, S.A. ESP

Operations

Telefónica Latin America conducts its Colombian fixed telephony business through Colombia Telecomunicaciones, S.A. ESP, or Colombia Telecom, which is present in approximately 1,000 municipalities in

Colombia.  In April 2006, Telefónica Internacional, S.A., acquired 50% plus one share of Colombia Telecom for approximately €289 million pursuant to an auction process.  In December, 2006 Colombia Telecom merged with Telefónica Data Colombia, S.A.  As a result of the merger, Telefónica Internacional, S.A.’s stake increased to 52.03%.

Colombia Telecom reached 2.8 million accesses at December 31, 2008, which represents an increase of 9.2% from 2.6 million accesses at December 31, 2007.  Of these accesses, 0.4 million accesses were broadband accesses, which represents an increase in broadband accesses of 96.7% compared to December 31, 2007.  This increase in broadband accesses also helped to offset the decrease of 1.3% in fixed telephony accesses from December 31, 2007 to 2.3 million accesses at December 31, 2008.

Colombia Telecom also launched a pay TV product using satellite technology at the beginning of 2007, allowing it to begin offering Trio bundles (voice, broadband and pay TV). As of December 31, 2008, Colombia Telecom had 0.1 million pay TV accesses.

Colombia Telecom has a finance lease agreement with PARAPAT.  PARAPAT is the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecom and regulates the operation of assets, goods and rights relating to the provision of telecommunications services by Colombia Telecom.  This finance lease agreement includes the lease of the telecommunications assets and the transfer of these assets to Colombia Telecom once the last installment of the lease has been paid which, in accordance with the payment schedule, is expected to be in 2022.

Sales and marketing

In Colombia, Colombia Telecom uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.

In Colombia, we are currently pursuing a strategy to increase market penetration, by offering bundled products such as “Trio Telefónica”.

Competition

Colombia Telecom’s principal competitors in the Colombian market are Telmex and ETB.

Colombia Telecom had an estimated market share in the Colombian fixed telephony market of approximately 29.2% at December 31, 2008 based on number of fixed telephony accesses, down from approximately 30.6% at December 31, 2007.

Colombian mobile business – Telefónica Móviles Colombia, S.A.

Operations

At December 31, 2008 the Colombian mobile market had 44.7 million accesses, representing an estimated mobile penetration rate of 91.1%.  This penetration rate represents an increase of 15.9 percentage points from December 31, 2007.

Telefónica Latin America conducts its Colombian mobile business through Telefónica Móviles Colombia, S.A., or Telefónica Móviles Colombia, whose customer base increased by 19.0% from December 31, 2007 to 10.0 million accesses at December 31, 2008, 91.6% of which were GSM accesses.  The number of GSM accesses at December 31, 2008 represents a 10.1 percentage point increase from December 31, 2007.

In 2008 Telefónica Móviles Colombia focused on its commercial restructuring and increased the breadth and depth of its distribution capabilities.  Telefónica Móviles Colombia continued to expand its GSM coverage.  Also, Telefónica Móviles Colombia continued to work on a commercial offering with the same rate structure regardless of call destination.

ARPU for 2008 was €6.8 in 2008 compared to €8.8 in 2007 (a decrease of 21.6% in local currency), reflecting the decreased proportion of contract accesses in the customer base and the reduction of interconnection tariffs, which came into force as a result of change in regulation in December 2007.

Sales and marketing

Telefónica Móviles Colombia uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  At December 31, 2008, approximately 16.4% of our mobile accesses in Colombia were contract accesses, while approximately 83.6% were pre-pay accesses.

Telefónica Móviles Colombia implemented, in the contract segment, commercial promotions geared toward achieving increased customer loyalty and new tariff plans focused on a single tariff to any destination with lower basic charges to attract customers.

Competition

Telefónica Móviles Colombia currently has two primary competitors in the Colombian market for mobile communications services: Comcel, which is owned by América Móvil, and Colombia Móvil, who operates under the brand “Tigo” and is owned by Millicom.

Telefónica Móviles Colombia’s estimated market share in the Colombian mobile market in terms of mobile accesses was approximately 24.5% at December 31, 2008, down from approximately 26.0% at December 31, 2007.

Network and technology

Telefónica Móviles Colombia operates digital networks based upon the GSM, CDMA 1XRTT and TDMA standards. At December 31, 2008, GSM accesses represented 91.6% of total accesses.

Peru

The following table presents, at the dates indicated, selected statistical data relating to our operations in Peru.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,569.8	2,843.4	2,986.5
Fixed wireless accesses	―	290.0	485.5
Internet and data accesses	525.5	623.1	728.9
Narrowband accesses	47.8	40.3	17.7
Broadband accesses	468.5	572.1	698.4
Other accesses	9.2	10.7	12.8
Mobile accesses	4,987.2	8,067.3	10,612.7
Pre-pay accesses	4,353.3	7,238.1	9,575.2
Fixed wireless accesses	71.3	―	―
Pay TV accesses	557.2	640.0	654.5
Final clients accesses	8,710.9	12,173.8	14,982.6
Wholesale accesses	0.4	0.5	0.4
Total accesses	8,711.4	12,174.3	14,983,0

At December 31, 2008, Telefónica Latin America had 15.0 million accesses in Peru, which represents an increase of 23.1% from December 31, 2007.  This growth in accesses was primarily driven by a 31.6% increase in mobile accesses from December 31, 2008 to 10.6 million mobile accesses at December 31, 2008, mostly in the pre-pay segment.  The IRIS project, a collaboration between fixed telephony operators and mobile operators in Peru, which was launched in March 2007 with the aim of increasing fixed telephony and broadband penetration, also contributed to the overall growth in accesses.

Peruvian fixed business – Telefónica del Perú, S.A.A.

Operations

Telefónica Latin America conducts its Peruvian fixed telephony business through Telefónica del Perú, S.A.A., or Telefónica del Perú, which at December 31, 2008 was the leading fixed line telecommunications operator in Peru based on number of fixed telephony accesses.

Telefónica del Perú had total accesses of 4.4 million at December 31, 2008, an increase of 6.4% from December 31, 2007, due primarily to increases in fixed wireless telephony and broadband accesses.  Fixed telephony accesses increased 5.0% from December 31, 2007 to 2.9 million accesses at December 31, 2008, primarily as a result of growth in fixed wireless accesses, which totaled 0.5 million accesses at December 31, 2008.  Broadband accesses grew by 22.1% from December 31, 2007 to 0.7 million at December 31, 2008.  In addition, pay TV accesses totaled 0.7 million accesses at December 31, 2008 recording growth of 2.3% from December 31, 2007 primarily due to increased cable pay TV subscriptions.

Sales and marketing

Telefónica del Perú’s commercial strategy is based on achieving and maintaining high levels of market penetration by offering customized services to different customer segments, with marketing campaigns focused on maintaining customer loyalty and increasing the options available to potential customers.  The primary products offered by Telefónica del Perú include fixed telephony, broadband, pay TV, data and IT services.

During 2008 Telefónica del Perú launched Duo and Trio bundle promotions, which include, with a flat tariff structure, fixed telephony, broadband and pay TV.

In the long distance market, after elimination of pre-selection of Telefónica del Perú by default in 2007, Telefónica del Perú began to offer tariffs per second for its Hola Perú card and tariff reductions for long distance national public telephone-to-mobile calls.  These promotions have helped offset the effect of fixed-to-mobile substitution.

The reductions achieved in average tariffs for local fixed telephony are the result of implementation of a productivity factor as mandated by the Peruvian government and the execution of agreements established with the Peruvian government.  During 2007 Telefónica del Perú began implementation of an agreement reached with the Peruvian government in December 2006 to, among other things, reduce tariffs by up to 29% in basic fixed telephony plans, increase the period of validity for pre-pay fixed telephony cards to 180 days, reduce public telephony tariffs and implement per second tariff plans.

In the broadband market, Telefónica del Perú broadened its coverage in three regions: Ancash, Ica and Junín, as well as reduced “Giga ADSL” tariffs.

In pay TV, Telefónica del Perú announced the launch of Evolución Cable Mágico to increase customer value by adding more channels and improving service with certain digital offerings.  Additionally, Direct TV, Telefónica del Perú’s main competitor in the pay TV market, launched its pre-pay digital subscription TV which allows it to access low-income customers, while Telmex incorporated new channels to its offer.

Star Global Com was purchased by Telefónica del Perú in September 2008, adding 19 thousand accesses (13 thousand pay TV accesses and 6 thousand Internet accesses).

Competition

In 2008, Telmex and Americatel, Telefónica del Perú’s two primary competitors, focused on offering bundled products (local and long distance telephony together with broadband).

In October 2007 a pre-selection long distance service was implemented in Peru whereby customers must now dial a company code, pre-select an operator or use a pre-pay card to make a long-distance call.  This has resulted in an increase of competition in this market reducing prices in general.

Telmex implemented an aggressive strategy to enter the residential market by offering a “triple play” service. The response from Telefónica del Perú consisted of increasing Trio bundle options at lower prices.

Telefónica del Perú had an estimated market share in the Peruvian fixed telephony market of approximately 94.0% at December 31, 2008, based on number of fixed telephony accesses, down from approximately 95.9% at December 31, 2007.

Peruvian mobile business – Telefónica Móviles Perú, S.A.C.

Operations

The pace of growth of the Peruvian mobile market accelerated in 2008, with an estimated mobile penetration rate of 60.6% at December 31, 2008, which represents an increase of 13.1 percentage points compared to December 31, 2007.

Telefónica Latin America conducts its Peruvian mobile business through Telefónica Móviles Perú, S.A.C., or Telefónica Móviles Perú, whose customer base increased 31.6% from December 31, 2007 to 10.6 million accesses at December 31, 2008.  This increase was primarily driven by a 32.3% increase in the number of pre-pay accesses from December 31, 2007 to December 31, 2008.  In 2008, Telefónica Móviles Perú continued the migration to GSM technology, and at December 31, 2008, GSM accesses accounted for 89.6% of its total customer base, which represents an increase of 52.3% from December 31, 2007.

ARPU for 2008 was €6.0 in 2008 compared to €7.3 in 2007 (a decrease of 16.6% in local currency), as a consequence of reductions in both contract and pre-pay tariffs.

Sales and marketing

Telefónica Móviles Perú uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  At December 31, 2008, approximately 90.2% of Telefónica Móviles Perú’s mobile accesses were pre-pay accesses, while approximately 9.8% were contract accesses.

Competition

Telefónica Móviles Perú currently has two primary competitors in the Peruvian market for mobile telephony services: Claro, owned by América Móvil, and Nextel Perú.

New mobile price tariffs were launched by both Telefónica Móviles Perú and Claro at the beginning of 2008, which consist of mobile tariffs that do not differentiate between on-net and off-net calls.

Telefónica’s estimated market share in the Peruvian mobile market in terms of mobile accesses was approximately 62.6% at December 31, 2008, up from approximately 61.2% at December 31, 2007.

Network and technology

At December 31, 2008 Telefónica Móviles Perú operated both GSM and CDMA technology.  Its digital network is based upon the CDMA/CDMA 1XRTT standard, and Telefónica Móviles Perú launched its GSM network in February 2006. At December 31, 2008, approximately 89.6% of Telefónica Móviles Perú’s customer base was GSM accesses.

Ecuador

Ecuadorian mobile business – Otecel, S.A.

Operations

The Ecuadorian mobile market experienced strong growth in 2008, with an estimated mobile penetration rate of 81% by the end of the year, which represents an increase of 11 percentage points from December 31, 2007.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Ecuador.

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	2,490.0	2,581.1	3,122.5
Pre-pay accesses	2,133.0	2,177.5	2,650.5
Fixed wireless accesses	1.7	1.3	89.4
Total accesses	2,490.0	2,582.4	3,211.9

Telefónica Latin America conducts its Ecuadorian mobile business through Otecel, S.A., or Otecel, which had a customer base of 3.2 million accesses at December 31, 2008 an increase of 24.4% from 2.6 million accesses at December 31, 2007.  Of these, 83.1% were GSM accesses, representing an increase of 13 percentage points from December 31, 2007.

ARPU for 2008 was €6.7 in 2008 compared to €6.6 in 2007 (an increase of 8.9% in local currency), as a result of higher consumption.

Sales and marketing

In Ecuador, Otecel uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products.  At December 31, 2008, approximately 84.9% of our mobile accesses in Ecuador were pre-pay accesses, while approximately 15.1% were contract accesses.

The number of accesses on the “movistar” and “multicolour” tariffs, which are preferential tariff plans for on-net and off-net calls, respectively, had an approximate three-fold aggregate increase to 2.7 million pre-pay accesses at December 31, 2008.

Competition

Otecel currently has two primary competitors in market for mobile communications services in Ecuador, Porta (América Móvil) and Alegro.

Telefónica’s estimated market share in the Ecuadorian mobile market in terms of mobile accesses was approximately 26.6% at December 31, 2008, up from approximately 26.0% at December 31, 2007.

Network and technology

Otecel operates both analog and digital networks. Its digital network is based upon the GSM standard and CDMA standard.

Central America

Telefónica Central America (which includes Panama, Guatemala, El Salvador and Nicaragua) reduced its commercial activity during 2008, compared to 2007, mainly due to the already high penetration levels reached, especially in El Salvador and Panama, implementation of a more selective commercial approach to capture higher value customers and intense competition.

At the end of 2008, the mobile penetration rate of the Central American market, where Telefónica operates, was 80.4%, which represents an increase of 11.2 percentage points from December 31, 2007.

The following table presents, at the dates indicated, selected statistical data related to our operations in Central America.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	320.3	393.4	437.2
Internet and data accesses	26.0	22.0	18.4
Broadband accesses	24.1	19.8	16.5
Pay TV accesses	14.0	—	—
Mobile accesses	3,618.6	5,009.9	5,702.0
Total accesses	3,978.9	5,425.3	6,157.6

Telefónica Central América’s customer base increased by 13.5% from December 31, 2007 to 6.2 million accesses at December 31, 2008.  Of this, Telefónica Central América had 0.4 million fixed telephony accesses and 0.4 million mobile contract accesses.  Growth was fueled by the effectiveness of commercial campaigns carried out throughout 2008 based on new offers focused on competitive tariff plans.

ARPU for 2008 was €7.4 in 2008 compared to €9.7 in 2007 (a decrease of 17.7% on a constant euro basis), down sharply on a constant euro basis due to a decrease in usage and a lower proportion of contract accesses in the customer base.

Atento - Call Center Business

Atento offers integrated telephone assistance services as well as sophisticated customer relationship management services, such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento rents call centers and provides staff for such centers to third parties.  Atento has sought to diversify its client base and serves companies in the financial, consumer and energy sectors, as well as public institutions.  At December 31, 2008, Atento operated more than 95 call centers and had 132,121 call center personnel in 16 countries on three continents, including Europe (Spain and Czech Republic), America (Latin America) and Africa (Morocco).

Strategic Partnerships

China Unicom

In June 2005, Telefónica Internacional, S.A.U., or Telefónica Internacional, acquired through open market purchases 2.99% of the outstanding shares of CNC, a Chinese telecommunications company, for an equivalent of approximately €240 million.  In September 2005, Telefónica Internacional increased its stake in CNC to 5.0% of its outstanding shares through open market purchases for a total equivalent of approximately €424 million.

Subsequently, both companies entered into a strategic alliance agreement on November 14, 2005 and a supplemental agreement on November 12, 2006.

In January 2008, we agreed to acquire an additional stake of approximately 2.22% in CNC through our subsidiary Telefónica Internacional, which closed on September 22, 2008, for an approximate purchase price of €313 million.

In addition, in September 2008, Telefónica Internacional agreed to acquire an additional stake of approximately 5.74% of CNC’s share capital.  This acquisition was structured in two stages.  In the first stage of the acquisition, carried out in September 2008, Telefónica International acquired shares representing 2.71% of CNC for approximately €374 million.  Subsequently, on October 14, 2008 the merger between CNC and CU was carried out at an exchange ratio of 1,508 shares of the new company for each share of the former company.  After this merger, the second stage of the acquisition was carried out, which consisted of our acquisition of additional shares issued by the new company for an approximate purchase price of €413 million.

After these acquisitions and the merger between CNC and CU, our stake in CU at December 31, 2008 stood at approximately 5.38%.

Portugal Telecom

At December 31, 2007, we held an 8.32% effective interest in Portugal Telecom (or 9.16% if shares held by Portugal Telecom in treasury are not counted as outstanding), our joint venture partner in Brazil.

In December 2008, Portugal Telecom bought back and cancelled 46,082,677 shares in line with its share buyback program.  This raised our direct and indirect ownership interest to 10.48%. In accordance with Portuguese securities regulation, which require us to dispose of any shares which bring our ownership stake over 10%, we sold 4,264,394 shares of Portugal Telecom, thereby lowering our stake to 10%.  We account for our interest in Portugal Telecom pursuant to the equity method.

Within the framework of our business cooperation with Portugal Telecom, we provide mobile services in Morocco (through Medi Telecom, S.A., in which we hold a 32.18% interest and share management responsibilities with Portugal Telecom) and Brazil (through Brasilcel, in which we hold a 50% interest and share management responsibilities with Portugal Telecom, under the brand name “Vivo”).

For more information on these joint ventures, please see “—Telefónica Latin America—Brazil—Brazil mobile business” above and “—Medi Telecom” below.

Medi Telecom

Telefónica Spain provides mobile services in Morocco through Medi Telecom, S.A., or Medi Telecom, in which Telefónica Móviles España holds a 32.18% interest and shares management responsibilities with Portugal Telecom, as described above.  Medi Telecom is one of three mobile operators in Morocco, with over 6.5 million accesses at December 31, 2008.

Medi Telecom commenced offering mobile services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.  In 2005, Medi Telecom obtained a fixed telephony license and the company is currently constructing a fixed network using WiMax technology.

Telefónica Móviles España has entered into a shareholders’ agreement with other shareholders of Medi Telecom under which it has the right to appoint the chief executive officer of Medi Telecom and sales of shares in Medi Telecom are subject to a right of first refusal by the other shareholders in Medi Telecom.

The following table presents selected financial data relating to Medi Telecom based on our percentage ownership.

	Millions of euros
As of	% Holding	Total assets(1)	Total liabilities(1)	Current revenues(1)	Profit for the year(1)	Carrying amount	Fair value
December 31, 2008	32.18%	1,217	951	464	30	95	N/A
December 31, 2007	32.18%	1,275	1,023	447	24	91	N/A
___________
(1)	Based on our proportionate interest.

Telecom Italia

Through a series of transactions throughout 2007 and 2008, we acquired an indirect holding of 10.4% in the voting shares of Telecom Italia (7.1% of the dividend rights).  The Telecom Italia group is principally engaged in the communications sector and, particularly, in telephone and data services on fixed lines for final and wholesale customers, in the development of fiber optic networks for wholesale customers in the provision of broadband services and Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector. Telecom Italia operates primarily in Europe, the Mediterranean basin and in South America.  For more information, please see “Item 5. Operating and Financial Review and Prospects —Operating Results—Significant Transactions Affecting the Comparability of our Results of Operations in the Period Under Review” and “Item 10. Additional Information—Material Contracts”.  Telco, through which we hold our stake in Telecom Italia, is included in our consolidated financial statements using the equity method.

Regulation

As a telecommunications operator, we are subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations.  The extent to which telecommunications regulations apply to us depends largely on the nature of our activities in a particular country, with traditional fixed telephony services usually subject to more extensive regulations, which can have a direct and material effect on our business areas, particularly in countries that favor regulatory intervention.

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

Electronic Communication Regulation in the EU

The EU legal framework for electronic communications services has been developed with the aim of reinforcing the liberalization of the market and improving the functioning of the EU internal market for telecommunications networks and services, which culminated in the adoption of the 2002 EU regulatory framework for electronic communications sector (the “EU Framework”). Such regulatory framework primarily consists of Directive 2002/21/EC of the European Parliament and of the Council of 7 March 2002 on a common regulatory framework for electronic communications networks and service (“Framework Directive”) and of four specific Directives: Directive 2002/20/EC of the European Parliament and of the Council of 7 March 2002 on the authorization of electronic communications networks and services (“Authorization Directive”), Directive 2002/19/EC of the European Parliament and of the Council of 7 March 2002 on access to, and interconnection of, electronic communications networks and associated facilities (“Access Directive”), Directive 2002/22/EC of the European Parliament and of the Council of 7 March 2002 on universal service and users’ rights relating to electronic communications networks and services (“Universal Service Directive”) and Directive 97/66/EC of the European Parliament and of the Council of 15 December 1997 concerning the processing of personal data and the protection of privacy in the telecommunications sector (“Data Protection Directive”).  These Directives set forth the main principles and procedures that NRAs should follow with respect to regulation for the provision of electronic communications services.  The EU Framework establishes an authorization regime containing measures to ensure the universal provision of basic services to consumers and sets out the terms on which providers may access each other’s networks and services.

The e-Privacy Directive (2002/58/EC) (the “e-Privacy Directive”) complements and supplements the general Data Protection Directive in the area of electronic communications.  It provides for basic obligations to ensure the security and confidentiality of communications over EU electronic communications networks and gives consumers a set of tools to protect their privacy and personal data.

In 2006, the European Union established a new regulation regarding data retention of electronic communications data in order to ensure that electronic communication data are available for the purpose of the investigation, detection and prosecution of serious crimes.  These data retention rules set minimum standards for the type of data to be retained and the retention period.  The initial impact of this new regulation is estimated to be significant, although it will depend on the requirements established at the national level and the extent to which operators will be compensated for the costs associated with its implementation.  For further information regarding the matters discussed above and other aspects of the regulatory risks derived from the new regulation, see “Item 3. Key Information—Risk Factors—Risks related to our business”.

Notably, the EU Framework also harmonizes the rules for deciding when regulation may be imposed on electronic communications providers.  In particular, it provides that electronic communications providers can generally only be subject to specific regulation in markets in which they have “significant market power”, or SMP.  The concept of SMP, for these purposes, has been aligned to the competition law concept of dominance, which essentially means a market position which allows a company to act independently of customers, suppliers and competitors.

Accordingly, the European Commission has identified in a Recommendation a list of relevant markets whose conditions may justify the application of ex ante specific regulation.  The Recommendation was published on February 2003 and it has been modified by another Recommendation published in December 2007, which reduces the relevant markets from 18 to 7.  In order to determine whether a company has SMP in any of the markets identified in the Recommendations, NRAs must conduct a market analysis for the relevant market.  When an NRA determines a company has SMP in a relevant market, that NRA must impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations.

Regulation with respect to roaming tariffs in the EU entered into force on June 30, 2007.  The regulation introduces a maximum level for the charges that operators may levy at wholesale level as well as maximum retail ceilings (referred to “Eurotariff”) for making and receiving calls while roaming in the EU.  The regulation is set to expire in 2010.  This regulation could be extended beyond that date if this market is not deemed to be effectively competitive.

A wholesale tariff price cap has been set at €0.28 per minute (excluding VAT) from August 30, 2008.  This will then decrease to €0.26 per minute (excluding VAT) from August 30, 2009.  The price caps for retail tariffs (excluding VAT) were initially set at €0.49 per minute for making a call and €0.24 per minute for receiving a call while roaming in the EU.  These caps were subsequently reduced to €0.46 per minute for making a call and €0.22 per minute for receiving a call from August 30, 2008 until August 30, 2009.  These price caps will be further reduced in September 2009 to €0.43 per minute and €0.19 per minute, respectively.

Currently, the roaming regulation only applies to voice calls within the EU regardless of whether such calls are pre-paid or pursuant to a contract.  It does not apply to other mobile phone services, such as SMS, MMS or data transfers.  However, the European Commission has adopted a proposal to reduce prices for SMS services by proposing an €0.11 price cap on roaming text messages (excluding VAT) and has proposed to regulate wholesale data roaming tariffs with a price cap of €1 per megabyte.  Pursuant to these proposals, on April 24, 2009, the European Parliament adopted changes to the existing roaming regulation for voice calls to extend its applicability for an additional two years and to expand its scope to include regulation of SMS and data roaming prices.  Most of the new rules will apply beginning in the summer of 2009 with some of the transparency measures coming into effect in spring of 2010.

Last revised in 2002, the EU Framework is currently under review, to take account of developments in electronic communications.  Hence, on November 13, 2007, the European Commission approved the Proposals for a Regulatory Framework for Electronic Communications, amending the Framework Directive, the Access Directive, the Authorization Directive, the Universal Service Directive, the e-Privacy Directive and Regulation (EC) No 2006/2004 on consumer protection cooperation.  The European Commission also approved a proposal establishing the European Electronic Communications Market Authority.  The approval of these proposals is foreseen at some point in 2009 or 2010.

In addition, the European Commission approved the Proposal for amending Council Directive 87/372/EEC on the frequency band 900 MHz in order to allow the use of such band by systems capable of providing electronic communication services not limited to GSM.

EU Competition Law

The EU’s competition rules have the force of law in EU Member States and are, therefore, applicable to our operations in EU Member States.

The EC Treaty prohibits “concerted practices” and all agreements for undertakings that may affect trade between Member States and which restrict, or are intended to restrict, competition within the EU. It also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

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

Telefónica Spain

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is principally governed by the General Telecommunications Law (32/2003) and several Royal Decrees.

The General Telecommunications Law, among other things, sets forth rules regarding the new system of notification for electronic communications services, establishes the terms by which operators interconnect their networks, defines the universal service provision regime and subjects providers with SMP in particular telecommunications markets to specific obligations.

Regulatory supervision

The Telecommunications Market Commission, or the CMT, is the NRA responsible for regulating the telecommunications and audiovisual service markets in Spain.  The CMT supervises the specific obligations imposed on operators in the telecommunications market, and it has the requisite power to enforce its decisions whenever necessary.

The Framework Directive requires that NRAs have the power to issue binding decisions to resolve disputes arising in connection with obligations imposed under the regulatory framework.

The Spanish regulatory framework explicitly acknowledges the right for third parties who are affected by a Spanish NRA decision to challenge this decision before the appeal body.

Licenses and concessions

Pursuant to the EU Framework, parties intending to operate a telecommunications network or engage in the provision of electronic communication services must notify the CMT prior to commencing such activity.  The CMT will register the telecommunications operator in the Public Operator Registry.  Every three years, operators must notify the CMT of their intention to continue offering electronic communications services or operating telecommunications networks.

Concessions to use spectrum are awarded on a non-discriminatory basis by way of a competitive procedure. Telefónica Móviles España is entitled to provide mobile services on several spectrum bands.  Our main concessions are:

Technology	Duration	Ending Date	Extension Period
GSM 900	15 years	February 3, 2010	5 years
E-GSM 900	15 years	June 6, 2020	5 years
DCS-1800	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years

Market analysis

In accordance with the EU Framework, the Spanish NRA should identify those markets which lack effective competition, in which case it would impose specific obligations upon operators with SMP.  During 2008, the CMT conducted a second round of market analyses to determine which operators have SMP in which markets.

Fixed markets

Retail access to the public telephone network at a fixed location market; Retail market for calls at a fixed location and Retail lease lines market

In March 2006, and following a market analysis, the CMT concluded that Telefónica de España is an operator with SMP in the provision of retail access to the public telephone network service at a fixed location.  As an SMP operator, Telefónica de España has certain specific obligations and is subject to certain restrictions, the most relevant of which are maximum price caps for installation and monthly fees.  Telefónica de España also has obligations regarding carrier selection, cost accounting and accounting separation.

With respect to the retail market for calls at a fixed location market, on December 12, 2008, the CMT has determined that this market is competitive and, thus, it has resolved to withdraw all obligations imposed on Telefónica de España with respect to such market.

In 2006, the CMT identified Telefónica de España as an operator with SMP in the retail lease lines market, and imposed, among other obligations, the duty to provide access to a minimum set of lease lines under price controls.

Wholesale fixed call origination market

On March 22, 2007, the CMT adopted new regulations concerning call origination on the wholesale fixed call origination market, introducing additional obligations for Telefónica de España to provide wholesale access to its fixed network to other operators, allowing competitors to use its networks to provide access services and other associated services to their customers.

In December 2008, the CMT concluded that Telefónica de España is an operator with SMP in this market and it has requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide transparent information of migration to Next Generation Networks, or NGN, centrals, which implies the provision of broad information to competitors about network evolution.

Fixed call termination market on individual networks

As an operator with SMP in fixed call termination market on individual networks, Telefónica de España is required to submit an “Interconnection Reference Offer (OIR)” outlining the terms and conditions under which it will interconnect with other operators.

In December 2008, the CMT concluded that Telefónica de España is an operator with SMP in this market.  The CMT maintained its obligations for Telefónica de España to submit an Interconnection Reference Offer (OIR).  The CMT also added the obligation that Telefónica de España provide transparent information with respect to migration to NGN centrals, which implies the provision of broad information to competitors about network evolution.

Mobile market

Mobile voice call termination

In September 2006, the CMT established a progressive reduction schedule for mobile termination rates (the “glide path”) from October 2006 to September 2009.

In December 2008, Telefónica Móviles España was again identified by the CMT as an operator with SMP in mobile voice call termination on individual mobile networks, and therefore continues to be subject to the obligations already imposed on it by the CMT and as well as the additional obligation to charge for seconds of usage according to a single termination price established by the CMT.  Before July 30, 2009, it is expected that the CMT will establish a new glide path for mobile voice call termination rates with a single price that includes a glide path for the fourth largest operator in the Spanish market with the objective of price convergence with the other operators in the market.

Mobile voice call origination

MVNOs are mobile operators that are not entitled to use spectrum for the provision of mobile services. Consequently, they must reach an access agreement with a mobile network operator in order to provide mobile access to their customers.

On February 2, 2006, the CMT established that mobile network operators collectively hold a dominant position in the mobile access and voice call origination market.  Mobile operators are, therefore, obliged to negotiate reasonable access to their network upon request from an MVNO, charging reasonable prices for access services provided.  MVNOs and mobile operators negotiate an access agreement on a commercial basis.  If parties are unable to reach an agreement independently, the CMT may intervene to resolve the dispute.

Wholesale (physical) network infrastructures access

In January 2009, the CMT concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations on Telefónica de España: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an “Unbundling Reference Offer” and a “Ducts Reference Offer”.  In February 2008, the CMT imposed similar obligations with respect to vertical access to buildings.

Wholesale broadband access

In January 2009, the CMT identified Telefónica de España as an operator with SMP in the wholesale broadband access market, and consequently the CMT has imposed on Telefónica de España the obligation to provide wholesale broadband access service until 30 Mbps to other operators in copper and fiber infrastructure.  The CMT also obliges Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented tariffs and accounting separation, non-discrimination in network access and to communicate broadband retail changes in services prior to offering them in the market.

Universal service obligations

The General Telecommunications Law outlines provisions to ensure that certain basic telecommunications services are guaranteed to all Spanish citizens.

Universal service is defined, under the law, as a set of communication services guaranteed to all end users, irrespective of their geographic location, of a determined quality and at an affordable price.  Universal service ensures that all citizens receive a connection to the fixed line public network and network services, a telephone directory service, a sufficient number of public telephones and functional Internet access.  Additional provisions are included under the scope of universal service obligation, or USO, in order to ensure that users with disabilities and special social needs, including those with low incomes, have access to the services enjoyed by the majority of users.

In December 2008, following applications by three operators, Telefonica de España was awarded a tender for the provision of directory enquiry services for a period of three years and it has also been designated for the provision of the remaining universal service elements for a period of two years by virtue of Order ITC/3808/2008.

To finance the USO, the General Telecommunications Law stipulates that the CMT must determine whether the net cost to provide universal service implies an unfair burden for the operators.  On September 2008, the CMT published a resolution which established net cost of USO for the years 2003, 2004 and 2005, the obligation of operators to contribute to USO funding and the amount of contributions these operators must make.

Protection of consumers

On December 29, 2006, Law 44/2006 regarding the protection of consumers and users was approved.  Under this law, users may only be charged for services actually used.  Consequently, operators can only charge for the exact seconds of usage.  A draft law of User’s Rights has been adopted and is basically the compendium of the current Spanish users rights framework derived from: General Telecommunications Law 32/2003 (LGT), Royal Decree 424/2005 of April 15, 2005 (RSU) and Order ITC/912/2006 (Quality Order).

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

Data retention for law enforcement purposes

The 2006 Directive 2006/24/EC of the European Parliament and of the Council on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks (“Data Retention Directive”) was incorporated into Spanish legislation on November 9, 2007.  Electronic communications operators are obliged to ensure the retention of data on electronic communications for a period of twelve months.

Additionally, Spain has implemented a register of pre-pay mobile customers in conjunction with these requirements.  Existing prepaid customers have a period of two years for the registration since the law entered into force and the new clients must be registered immediately.

Telefónica Europe

United Kingdom

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. Under this act, responsibility for the regulation of electronic communications networks and services rests with the Office of Communications, or Ofcom.

Licenses and concessions

Telefónica O2 UK has provided GSM services since July 1994. Its GSM license is of indefinite duration (GSM900: 2x17.4MHz and GSM1800: 2x5.8MHz). In April 2000 Telefónica O2 UK was awarded a UMTS license, which expires on December 31, 2021 (2 x 10MHz + 5MHz).

The license can be surrendered by the operator at any time.  However, Ofcom can only revoke the license if the licensee does not pay its fees, there has been a breach of the license or for reasons related to the management of the radio spectrum, provided that in such case the power to revoke may only be exercised after one year’s notice is given in writing and after Ofcom has considered any pertinent factors.  The UK Government may also revoke the license for national security reasons or in order to comply with the United Kingdom’s EU or other international obligations.

In January 2009, the UK Government published the “Digital Britain” interim report, in which it proposed that UMTS licenses which currently expire in 2021 could be converted to indefinite licenses, subject to a yearly fee to be charged beyond the end of the current term.

The Digital Britain interim report also set out the UK Government’s views on the liberalization of the 900MHz and 1800MHz bands for UMTS in light of the imbalance in spectrum holdings between the different UK mobile operators.  The UK Government invited mobile operators to agree a set of radio spectrum trades in order to address this issue by the end of April 2009.  If no agreement is reached, however, the Government has said that it will support an imposed solution.

In February 2009 Ofcom published a consultation document setting out Ofcom’s proposals for an imposed solution if the industry fails to reach an agreement by the end of April 2009.  Ofcom’s proposals would require Vodafone and Telefónica Europe to release some of the 900MHz spectrum which they currently hold (2x2.5MHz each, 10MHz in total) to allow a third operator to have access.

Future spectrum

On April 4, 2008 Ofcom announced a decision to award spectrum in the 2.6GHz and 2010MHz bands and indicated that it expected to auction this spectrum in July 2008.  T-Mobile and Telefónica O2 UK brought legal challenges against Ofcom’s decision to proceed with the auction, which challenges are still ongoing.  As a result of the legal proceedings, the auction is currently on hold.

Market reviews

On March 27, 2007, Ofcom published the charge controls to which mobile operators are subject for the provision of mobile call termination services from April 1, 2007 until March 31, 2011.  The charge control requires that Telefónica O2 UK’s average termination charges should be reduced to 5.1 pence per minute (at 2006-2007 prices) by the final year of the charge control period, and that the reduction should be implemented in four equal steps across the four years.  Ofcom’s decision imposing the price controls was appealed by British Telecommunications plc and Hutchison 3G UK Limited and, pursuant to those appeals, the level of the price cap is currently being investigated by the UK Competition Commission, or the CC.  In January 2009 the CC issued its final determination in which established that the reductions set by Ofcom were not sufficient.  As a result, it concluded that Telefónica O2 UK’s average termination charges should be reduced to 4.0 pence per minute (at 2006-2007 prices) by the final year of the charge control period.  Unless the CC’s conclusions are set aside by the court, a new price control will therefore be imposed in line with the determination of the CC.

Germany

The EU Regulatory Framework was implemented in Germany at the end of June 2004 by the Telecommunications Act.  Responsibility for regulation of electronic communications networks and services rests with the telecommunications regulator, Budesnetzagentur, or BNetzA.

Licenses and concessions

Telefónica O2 Germany was awarded a GSM license for 1800MHz spectrum in October 1998, and in February 2007 Telefónica O2 Germany was awarded 900MHz GSM spectrum for GSM use.  Accordingly, Telefónica O2 Germany is now licensed to use GSM900 2x5MHz and GSM1800: 2x17.4MHz.  The GSM license expires on December 31, 2016.

Under Section 58 VIII TKG (the German Telecommunications Act) frequency assignments are limited in time, although a renewal or extension of the term is possible.  The federal network agency has not yet decided on the conditions for renewing the frequency assignments.  However, before expiration, we expect there to be a public hearing, and for BNetzA to set out its approach to renewal, including the terms on which the licenses will be extended (pricing, technology neutrality, etc.).

In August 2000 Telefónica O2 Germany was awarded a UMTS license, which expires on December 31, 2020 (2x9.9MHz).

Market reviews

In August 2006, BNetzA completed its review of voice call termination on individual mobile networks and concluded that, as an operator with SMP, the charges Telefónica O2 Germany made to other operators for terminating calls on Telefónica O2 Germany network had to be reduced, requiring Telefónica O2 Germany to lower its call termination charges from €1.24 per minute to €0.994 per minute.  In 2007, Telefónica O2 Germany was required to reduce further its termination charges from €0.994 per minute to €0.880 per minute.  Telefónica O2 Germany has brought legal challenges of BNetzA’s 2006 and 2007 decision that Telefónica O2 Germany has SMP and against the imposition of regulatory remedies.  The Federal Administrative Court, as highest level of appeal, confirmed all regulatory remedies meaning that the price controls stay in force for all mobile operators.  All four German mobile operators filed a Constitutional Complaint in order to challenge the decision regarding SMP.  All other actions (regarding the amount of MTRs) are pending.  The new market analysis of BNetzA in 2008 again concluded that all MNOs have SMP and the decision on remedies does not contain changes in comparison to 2006. This 2008 decision has also been challenged by Telefónica O2 Germany.

In March 31, 2009 and as of April 1, 2009, BNetzA approved MTR for Telefónica O2 Germany at (0.714 per minute for a period of 20 months (until November 30, 2010)).

Spectrum

In February 2006, BNetzA decided to allocate 900MHz GSM spectrum to Telefónica O2 Germany.  This decision was challenged in the courts by German Railways Deutsche Bahn AG, and in the first instance the court refused the claim.  The applications for appeal of all parties involved have been granted by the relevant court.

At the end of 2007 BNetzA began a spectrum sale in the IMT2000/UMTS extension bands.  BNetzA has indicated that it will auction mobile spectrum at 2.6 GHz (70 MHz FDD / 50 MHz TDD ) together with available spectrum at 2.1 GHz (19,8 MHz FDD/19,2 MHz TDD) and 1.8 GHz (10 MHz FDD).  Due to technology neutrality, non-UMTS MNOs (e.g. WiMax) and due to three spectrum bands, additional new UMTS-entrants will be attracted.  For existing UMTS-MNOs there shall be no preferred spectrum award (following existing UMTS-license).  The licenses will last until December 31, 2025 and require 25% and 50% pop-coverage to be offered (by 2013 and 2015 respectively).  BNetzA has published a decision that the allocation will take place by way of an auction procedure. However, it is not yet clear how and when this will take place, most likely in 2010.

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

Mobile segment

Telefónica O2 Czech Republic provides mobile electronic communications services in the 900 and 1800 MHz frequency bands under the GSM standard on the basis of radio frequency assignment from CTO valid until February 7, 2016; in the 2100 MHz frequency band under the UMTS standard on the basis of radio frequency assignment from CTO valid until January 1, 2022; and in the 450 MHz frequency band using CDMA2000 (Code Division Multiple Access, or CDMA) technology.

Market reviews

In accordance with the market analyses performed by the CTO, Telefónica O2 Czech Republic was designated an SMP entity in 12 Czech markets, both retail and wholesale.  The CTO started a second round of market analysis in 2007, the results of which are still pending.

Prices and tariffs

In April 2006, price regulations for access at a fixed point to the telephone network and for calls in the fixed network were abolished.  Subsequent analyses of the relevant markets showed that no further price regulation was necessary.  Additionally, provision of access at a fixed location was taken out of the scope of universal service in 2006.

Slovakia

Telefónica O2 Slovakia performs electronic communication activities under Act No. 610/2003 Coll., the Electronic Communications Act, (as amended) and General Authorization (as amended) issued by the Slovak NRA (the Telecommunications Office of Slovakia) based on a notification, as well as a number of allocation certificates issued by the NRA.

Responsibility for regulation of electronic communications networks and services rests with the Telecommunication Office of Slovakia.  Governmental responsibility for the area of electronic communications lies with the Ministry of Transport, Post and Telecommunications of Slovakia.

Licenses and concessions

On September 7, 2006, Telefónica O2 Slovakia was granted a license to provide electronic communications services by the means of the public electronic communications network using the GSM and UMTS mobile telephone network standards within Slovakia.  The license has been granted for 20 years and expires in September 2026. The commercial operations were launched on February 2, 2009.

Market analysis

In accordance with the market analyses performed by the NRA, Telefónica O2 Slovakia is proposed to be an SMP entity in the wholesale mobile termination market.  Price regulation is expected to be imposed upon Telefónica O2 Slovakia during the second half of 2009.

Ireland

In Ireland responsibility for the regulation of electronic communications networks and services rests with the Commission for Communications Regulation, or ComReg. The main legislation under which Telefónica O2 Ireland operates includes: the Wireless Telegraphy Act 1926, as amended, (45 of 1926), Post and Telecommunications Services Act 1983 as amended, (24 of 1983),Communications Regulation Acts 2002 (20 of 2002) and 2007 (22 of 2007), 3G Mobile Telephony Licensing Regulations (340 of 2003) and GSM Mobile Telephony Licensing Regulations (339 of 2003).

Licenses and concessions

Telefónica O2 Ireland has provided GSM services since March 1997 after having been awarded a license in May 1996. Its GSM900 license has a duration of 15 years (GSM900: 2x7.2MHz) from 1996. In 2000 it was awarded an additional GSM1800 license (2x14.4MHz), which also has a term of 15 years. In October 2002 Telefónica O2 Ireland was granted a UMTS license, which has duration of 20 years (2 x 15MHz + 5MHz).

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

Future mobile spectrum

In March 2008, ComReg published a draft strategy document for spectrum management during the period from 2008 through 2010. In July 2008, ComReg published a consultation proposing to auction spectrum in the 900MHz band.  A second consultation is expected to be issued in the first quarter of 2009, and an auction is currently expected to take place in the first quarter of 2010.

Market reviews

Telefónica O2 Ireland has been found to have SMP in the market for mobile termination. ComReg has previously decided to forebear from the imposition of regulated pricing so long as it could reach agreement with the main operators for a “glide path” for annual reductions in mobile termination rates.  The current glide path has resulted in Irish mobile termination rates being, on average, above the EU average, and discussions are currently in progress that will accelerate the reduction.  If agreement is not reached, ComReg will build a model and impose cost-based pricing.

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

On November 20, 2008, the Presidential Decree 6,654 altered the General Concessions’ Plan, enabling one economic group to hold two of the four existing area concessions for providing STFC services.  Thus, the Decree increased the flexibility of telecommunications provider groups as STFC concessionaries by allowing such providers to provide services in up to two General Plan regions.  Prior to the Decree telecommunications provider groups could offer STFC services in only one region.

Telesp also has an authorization to provide data and broadband services in the private regime in the State of São Paulo.

On December 4, 2002, ANATEL authorized the migration from the cellular mobile service, or SMC, regime to a new licensing regime, personal mobile service.  Brasilcel’s operators replaced all their old licensing titles granted under the old SMC regime with new personal mobile service authorization titles.  The new personal mobile service licenses include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to certain schedules included in the licenses.  All Telefónica’s Brazilian mobile operating companies (the existing ones and some new acquisitions) were renamed “Vivo” with the exception of Teleming Celular.  The following licenses are held by our Brazilian mobile operating company, Vivo:

•	Vivo-Rio Grande do Sul (“A” Band) until 2022 (renewed in 2006);

•	Vivo-Rio de Janeiro (“A” Band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“A” Band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“A” Band) and Vivo-Sergipe (“A” Band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“A” Band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008);

•	Vivo-Paraná/Santa Catarina (“B” Band) until 2013;

•	Vivo-Distrito Federal (“A” Band) until 2021, (renewed in 2006);

•	Vivo-Acre (“A” Band), Vivo-Rondônia (“A” Band), Vivo-Mato Grosso (“A” Band) and Vivo-Mato Grosso do Sul (“A” Band) until 2024 (renewed in 2008);

•	Vivo-Goiás/Tocantins (“A” Band) until 2023 (renewed in 2008);

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” Band) until 2013;

•	Telemig Celular (Minas Gerais) (“A” Band) until 2023 (renewed in 2007);

•	Telemig Celular (for the cities where CTBC Telecom operates in the state of Minas Gerais) (“E” Band) until 2020.

For “A” and “B” Bands, the renewal of licenses must be solicited 30 months before expiration. Spectrum rights may be renewed only once for a 15-year period, after which title to the license must be renegotiated.

For “E” Band, the renewal of licenses must be solicited between 36 and 48 months before expiration.  Spectrum rights may be renewed only once for a 15-year period, after which title to the license must be renegotiated.  In December 2007, ANATEL auctioned fifteen new licenses in the 1900 MHz radio frequency band, denominated as “L” Band. Vivo acquired 13 spectrum licenses in “L” Band.

•	Vivo-Rio Grande do Sul (“L” Band) until 2022 (renewed in 2006) or 2022 for the cities of the metropolitan area of Pelotas;

•	Vivo-Rio de Janeiro (“L” Band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“L” Band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“L” Band) and Vivo-Sergipe (“L” Band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“L” Band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of São Paulo;

•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” Band) until 2013;

•	Vivo-Distrito Federal (“L” Band) until 2021, (renewed in 2006);

•
Vivo-Acre (“L” Band), Vivo-Rondônia (“L” Band), Vivo-Mato Grosso (“L” Band) and Vivo-Mato Grosso do Sul (“L” Band) until 2024 (renewed in 2008) or 2022 for the city of Paranaíba of Mato Grosso do Sul; and

•
Vivo-Goiás/Tocantins (“L” Band) until 2023 (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of Goiás; and Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” Band), until 2022.

For “L” Band, the renewal of licenses must be solicited between 36 and 48 months before expiration.  Spectrum rights may be renewed only once for a 15-year period, after which title to the license must be renegotiated.

In April 2008, ANATEL auctioned 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses). Vivo was awarded seven spectrum licenses in Band J and Telemig Celular was awarded two licenses.

•	Vivo-Rio Grande do Sul (including the cities of the metropolitan area of Pelotas) (“J” Band) until 2023;

•	Vivo-Rio de Janeiro (“J” Band) until 2023;

•	Vivo-Espírito Santo (“J” Band) until 2023;

•	Vivo-Bahia (“J” Band) and Vivo-Sergipe (“J” Band) until 2023;

•	Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” Band) until 2023;

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” Band) until 2023;

•	Vivo-Distrito Federal (“J” Band) until 2023;

•	Vivo-Acre (“J” Band), Vivo-Rondônia (“J” Band), Vivo-Mato Grosso (“J” Band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” Band) until 2023;

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” Band) until 2023;

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” Band), until 2023;

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” Band) until 2023; and

•	Telemig Celular (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” Band) until 2023.

For “J” Band, the renewal of licenses must be solicited between 36 and 48 months before expiration. Spectrum rights may be renewed only once for a 15-year period, after which title to the license must be renegotiated.

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

Licenses and concessions

In Mexico, authorizations to provide mobile telephony services (mobile and personal communication services, or PCS, for the 800MHz and 1.9GHz bands, respectively) are granted through concessions.  Currently, regarding the mobile licenses (800MHz), only one Band A and one Band B service provider may provide mobile telephony services in each region.  Regarding PCS licenses, there is no exclusivity in the provision of service, in each region by more than one operator.  In fact, there are currently three operators in each region.  These concessions were granted in 1998 and 2005 for a period of twenty years, and may be renewed for additional 20-year periods, subject to the fulfillment by the operator of certain terms and conditions.

In total, Telefónica Móviles México, and its subsidiaries and participated companies have 22 licenses granted by SCT, which enable it to provide telecommunications services:

•
Telefónica Móviles México’s mobile operating companies have been granted concessions to operate mobile telephony services on Band A until 2010. SCT granted licenses to Baja Celular Mexicana, S.A. de C.V., or Bajacel, dated July 17, 1990 Movitel del Noroeste, S.A. de C.V., or Movitel, also dated July 17, 1990 Telefonía Celular del Norte, S.A. de C.V., or Norcel, dated July 23, 1990 and Celular de Telefonía, S.A. de C.V., or Cedetel, dated August 2, 1990.  The renewal of those four concessions was requested in 2005. The renewal decision is still pending.

•
Furthermore, SCT granted to Telefónica Móviles México, through Pegaso Comunicaciones y Sistemas, S.A. de C.V. a license to provide public telecommunications services, on June 23, 1998, and nine spectrum licenses, dated October 7, 1998, in the 1900Mhz band to provide personal communication services in each of the nine PCS service region, and valid until 2018.  Those licenses may be extended for additional twenty-year periods. For all of these licenses renewal was requested in 2008, and the renewal decision is still pending. On April 21, 2005, SCT granted Telefónica México four more spectrum licenses in the same 1900MHz band, to provide the PCS service and have more bandwidth in regions 3, 5, 7 and 8, valid for 20 years, and with the possibility be renewed for up to 20 additional years.

•	SCT also granted to Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or GTM, a company in which Telefónica Móviles México has an interest, several licenses:

i)	on June 24, 1998, to install microwave links in 23GHz frequencies, for a period of 20 years;

ii)	on December 13, 1999, to install microwave links in 7GHz frequencies, for a period of 20 years, and that can be renewed;

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

Venezuela

On June 1, 2000, the national legislative commission approved the Telecommunication Law. On February 1, 2006, the national legislative commission approved the Ley Habilitante that grants the President of the Republic capacity to enact decrees in relation to the telecommunication sector, though no formal modification to current law has been made.

Licenses and concessions

Telcel has been granted a mobile telephony concession to operate and offer mobile services in the 800 MHz band with national coverage, granted in 1991 and expiring on May 31, 2011 that may be extended for a term no longer than 20-year, subject to CONATEL´s discretion.  Telcel also holds a private network services concession, granted in 1993 and renewed on November 28, 2007, until December 15, 2025, that allows Telcel to offer point-to-point or point-to-multipoint private telecommunication services to corporations. In 2000, Telcel was granted a general license (Habilitación General) to offer local telephony services, national long distance services and international long distance services and to otherwise operate telecommunications networks for a 25-year period expiring on December 15, 2025. In 2001, Telcel obtained a concession to offer fixed wireless access services nationwide using wireless local loop technology.

On November 28, 2007, the National Telecommunications Commission, or CONATEL, in accordance with the Telecommunications Law, incorporated into the general license the rest of the services provided by Telcel: mobile, private networks, Internet access and transport.  On that same date, Telcel was granted a concession to operate in the 1990 MHz band for a period of 15 years, until November 22, 2022, renewable for a period of ten years.

Prices and tariffs

Under Venezuelan regulations, telecommunications operators are free to determine and set prices for the services that they offer, within the price cap established by the regulator.  However, exemptions to the free pricing regime may be applicable to market dominant operators, universal services projects or as a result of market distortions caused by anti-competitive conduct as determined by the Competition Agency.

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

Telefónica Chile holds the following licenses for the provision of telecommunications services:

•
Local telephony public service licenses.  Telefónica Chile holds a license for local telephone service in all regions of Chile for a 50-year renewable period which began on December 1982, except Regions X and XI, which were incorporated to such license in 1995.  In addition, Telefónica Chile holds various other renewable license for nationwide local telephone services oriented, exclusively, for rural localities  Telefónica Chile also holds a nationwide public service renewable license for data transmission for a 30-year period beginning as of July 1995, and four other public service renewable licenses for data transmission for a 30-year period beginning as of June 2008.

•
Multicarrier long-distance licenses.  Under the Multicarrier System, Telefónica Chile’s former long-distance subsidiary, Telefónica Mundo Larga Distancia S.A. (before Telefónica Mundo), held 30-year renewable licenses, for a period beginning as of November 1989, to install and operate a nationwide fiber-optic network, a network of base stations and other transmission equipment, and to provide domestic and international long-distance services, including voice, data and image transmission, throughout Chile.  In addition, Telefónica Mundo Larga Distancia S.A. held 30-year renewable licenses, for a period beginning as of June 1993, to nationwide public service data transmission.  Telefónica Chile’s other long-distance subsidiary, Globus, also held licenses for an indefinite term to provide domestic and international long-distance services through central switches and cable and fiber-optic networks nationwide.  After the merger of these subsidiaries in 2006, all the aforementioned licenses remain under the ownership of the same company, which is now known as Telefónica Larga Distancia.

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

•
Limited television license.  Telefónica Chile’s subsidiary Telefónica Multimedia, has a license to establish, operate, and use a part of the spectrum of the 2.6 GHz bandwidth in Santiago, Chile, for an intermediate telecommunications service concession, authorizing the frequencies used to communicate voice, data and images, for a 30-year period beginning as of May 2008 Telefónica Multimedia also holds a license authorized by Resolution No. 47 enacted on November 28, 1990, amended by Resolution No. 1536 of 1994, and Resolution 1453 of 2002, to provide limited television service in 2,6 GHz. Since December 2005, Telefónica Chile, through Telefónica Multimedia, holds a nationwide 10-year renewable license to provide limited satellite television service.  Additionally, in January of 2006, Telefónica Chile, through Telefónica Multimedia, was assigned a limited television service license to provide the service nationwide in the main municipalities, except Region III, through Telefónica Chile’s xDSL broadband network for an indefinite period.  Moreover, in March 2007, a limited television service license was granted in order to provide this service, through the DSL broadband network, in the Santiago Metropolitan area, for an indefinite period.

Prices and tariffs

Under the General Telecommunications Law, maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy.  In addition, the Competition Tribunal may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the General Telecommunications Law.

The Competition Tribunal ruled in January 2009 that only some local telephone services were to be subject to tariff regulation (line connections, monthly fixed charges, variable traffics charges, and public payphone services are excluded).  Accordingly, it was determined that every local telephone company, within its service zones, would be regulated with respect to tariff levels and structure.  In addition, Telefónica Chile, in its capacity as a “dominant operator” (except in regions where other companies are the dominant operators), is regulated on a non-price basis, with requirements that it not engage in discriminatory pricing and that it give previous notice of plans and packages.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services.  The same requirement applies to holders of those intermediate service licenses, who are required to interconnect their networks to the local telephone network.

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

Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Decree Nº 1 of 2005.  Pursuant to the provisions of this law, acts or behavior involving economic activities that constitute abuse of a dominant market position, or limit, restrain, or distort free competition in a manner that injures the common economic interest in the national territory are prohibited.  The Competition Tribunal deals with infringements of competition law.

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

The following regulatory authorities oversee the Argentine telecommunications industry:

•	the National Communications Commission, or CNC, supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

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

Prices and tariffs

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2009.  This law also established that the decisions made by the Argentine government during the renegotiation process shall not be limited by, nor subject to, the stipulations contained in the regulatory frameworks currently governing concession or licensing agreements for the respective public utilities.  Renegotiated agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them.  As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government.  We have temporarily suspended our participation in these proceedings in light of an agreement we reached with the Argentine government on February 15, 2006.  If this agreement is approved by the Argentine Congress we plan to withdraw our claims against the Republic of Argentina.

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

In relation to value added services, by Decree 2870/07 the Communications Minister modified the authorization system.  To provide these services under the modified authorization system, operators must apply for a convergent title.  This title grants the right to provide convergent services like long distance communications, value added services and carrier services for a period of ten years (which can be extended for an additional ten years).  Convergent titles do not cover mobile telephony and television services.

Also, due to decree 2870, 2007, the regulatory framework shall be transformed towards a relevant market regulation.  In 2008 the Telecommunications Commission started the regulatory process to identify relevant markets, operators with dominance (SMP) and remedies via ex ante regulations.

Licenses and concessions

Concessions for mobile services in the Eastern Region, the Caribbean Coast Region and the Western Region were granted in March 1994 for a ten-year period and extended for ten years until March 28, 2014.  At the expiration of this period, the concessions must be renegotiated.  Telefónica Móviles Colombia also holds two concessions to provide value added services nationwide, one granted in August 1997 initially for a ten-year period, extendible once for an additional ten years, and the other granted in December 1994 initially for a ten-year period, extended until December 2014.

Additionally, Telefónica Móviles Colombia holds concessions for carrier services nationwide, granted in June and November 1998 (initially for ten years and may be extended once for an additional ten years).  Due to decree 2870 of 2007, these concessions were transformed into a convergent title.  Ministry of Communications granted Telefónica Móviles on November 6, 2008 a convergent title to render carrier services for an additional ten-year period (which can be extended for an additional ten years).

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

With respect to value added services, a national and in-connection abroad license was granted on December 2, 1994, for a ten-year period and was extended in 2004 until December 30, 2014.  The license that Celumovil had until 2007 has expired and cannot be renewed due to the decree 2870 of 2007.  As far as Colombia Telecom is concerned, pursuant to resolution No 4120 - November 8, 1991, the Minister of Communications granted its predecessor, Empresa Nacional de Telecomunicaciones, an authorization to provide value added services, telematic services and to extend a value added network for a 20-year period, until November 8, 2011.

Article 13 of Decree 1616/2003 establishes that Colombia Telecom can exploit the licenses, permissions, concessions and other authorizations which were granted to Empresa Nacional de Telecomunicaciones to provide telecommunications services.  Consequently, Colombia Telecom has its authorization until to November 8, 2011.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks.  Before the intervention of regulatory authorities, operators must attempt direct negotiations.  Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

Prices and tariffs

Mobile tariffs charged to customers are not regulated, although they may not be discriminatory.  Nevertheless fixed-to-mobile tariffs are subject to a price cap.  Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones.  The regulator set a price cap of 392 Colombian pesos per minute for fixed to mobile tariffs since November 1, 2006.  Local tariffs are regulated, but operators have the opportunity to offer several alternative plans that are not regulated although they must be registered.

Due to market regulation process, the Telecommunications Commission in December 2008, published a proposed amendment to modify the price cap of 392 to 200 Colombian pesos per minute for fixed to mobile communications.  This proposed amendment is currently subject to discussion with operators.

Television services

In January 2007, Colombia Telecom signed a concession agreement with the Television Commission to provide DTH services for ten years.  This is a concession granted with a national scope.

In December 2008, the Television Commission published Agreement No. 006.  By this disposition the carry obligations of operators of closed television has been modified to require that regional channels be broadcast only in the cover area of the channel and only if it is possible technically.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59 and Decree No 2153/92 on Restrictive Trade Practices.  The law prohibits entering in any agreement or engaging in any type of practice, procedure, or system that aims to limit free competition and abuse of a dominant position.  The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

Regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

Licenses and concessions

Telefónica del Perú provides fixed line telecommunications services based on concessions granted by the Ministry of Transportation and Communications, or TMC. The concession term is for 20 years, which may be renewed totally or partially at Telefónica del Perú’s request.  Total renewal is for an additional 20-year period. Partial renewal is for periods of up to five additional years.  Two partial renewals have been approved, extending the concession term until 2023.

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

Telefónica Móviles Perú has a concession for the provision of mobile services on Sub Band A of the 850 MHz Band and Sub Band of 1900 MHz (in these bands, Telefónica Moviles Perú can also provide fixed wireless services) for a 20-year period, renewable upon request for identical periods.  It also holds concessions for offering international and domestic long distance carrier services, granted in February 2002 for a 20-year period. Additionally, it has a concession for the provision of wireless fixed telephony services on the 450 MHz and 900 MHz band for a 20-year period.  Both concessions were granted on March 3, 2008. It also holds the concessions for local carrier services, which expire between 2016 and 2022.  Concessions for domestic and international carrier services expire on February 5, 2019. In addition, it has a concession for local fixed telephony services for national coverage, granted on August 10, 1999 for a 20 year period.  These concessions may be renewed for successive 20-year periods.

Under the concessions to provide mobile services, mobile operators are obligated to meet certain quality service requirements with respect to call failure, radio-electric coverage and quality of communications.  These requirements are established on a yearly basis and are gradually increased in order to improve the quality of the service provided.

Prices and tariffs

Tariffs for fixed telephony services must be approved by the National Regulatory Authority, the Organization for Supervision of Private Investment in Telecommunications, or OSIPTEL, in accordance with a price cap formula based on a productivity factor.  Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL.  Tariffs must be reported to OSIPTEL prior to implementation.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession holders.  According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.

Competition law

The general competition framework in Peru is based on the Legislative Decree No. 701.  This law prohibits any monopolistic practices, controls, and restraints on free competition and it is applied, in the telecommunication sector, by OSIPTEL.

Ecuador

Regulatory framework

The Special Telecommunications Law and the General Regulation to the Special Telecommunications Law establish the regulatory regime applicable to the provision of telecommunications services in Ecuador.

Licenses and concessions

After a new agreement with the Ecuadorian government, Otecel renewed its mobile telephony services concession which now allows Otecel to provide advanced mobile services, including 3G services.  The concession will expire on November 29, 2023 and may be extended for a subsequent 15-year period.

Beside the above mentioned concession, Otecel holds a concession to provide fixed and mobile services carrier services, which expires on April 22, 2017 and may be extended for a subsequent 15-year period and different licenses for the provision of mobile value added services and Internet mobile access, each of which expires on February 21, 2010 and may be extended for a subsequent ten-year period. It also holds a license to provide conventional Internet services, which expires on January 25, 2011 and may be extended for a subsequent ten-year period.

A monthly fee amounting to 1% of the invoiced revenues of mobile services must be paid by all operators holding concessions to the National Secretary of Telecommunications as a contribution to support universal service.  Otecel via its contract may cancel such fee by giving services to agreed zones within the National Plan for Universal Service.

Prices and tariffs

The mobile services concession of Otecel is subject to a maximum rate of $0.50 per minute for mobile services and a maximum rate of $0.10 per minute for rural public telephony.  Otecel may fix rates freely so long as it does not exceed these rates, and provided that it notifies the correspondent regulatory body 24 hours ahead of any price increase.

Otecel may fix rates freely under its carrier services concession.

Other business lines in Latin America

Country	License/Concession and authorizations	Type of service	Spectrum	Band	Expiration
El Salvador	Concession	Telecommunications services(1)	25 MHz/800MHz	B Band	2018(2)
	Concession	Telecommunications services(1)	30 MHz/1900MHz	C Band	2021

Guatemala	Concession	Telecommunications services(1)	80 MHz/1900MHz	B, C, E and F Bands	2014(3)
	Concession	Telecommunications services(1)			2014(3)
	Concession	Telecommunications services(1)			2014(3)

Nicaragua	Concession	Mobile telecommunications services	800 MHz	A Band	2013(4)
	Concession	Mobile telecommunications services	Additional spectrum 1900	D Band	2013

Panama	Concession	GSM/UMTS	800/1900 Mhz	A Band	2016(5)

Uruguay	License	Mobile telephony	25 MHz 800 MHz		2022-2024(6)

(1)	According to the Telecommunications Law all of such concessions were granted to provide any telecommunications services.

(2)	Concessions for use of spectrum are granted for a 20-year period and may be renewed for additional 20-year periods upon execution of the proceedings set forth in the Telecommunications Law.

(3)
All of such concessions are granted for a 15-year term and may be renewed for subsequent fifteen-year terms at the request of the holder.  In order to renew a title, the holder must demonstrate before the regulatory body, that the spectrum was effectively used during the previous 15-year term.  All of these titles are set to expire in 2014.

(4)
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

(5)
The concession period is for 20 years and expires in 2016.  This can be extended for another period in accordance with the concession contract.  The Panamanian government granted us the right to use 10 MHz (5+5) in the 1900 MHz Band until 2016, which can be extended for another period.

(6)
The expiration date depends on the spectrum concession: band 800 MHz (12.5MHz + 12.5MHz) – 20 years from July 2004; band 1900 MHz (5MHz + 5MHz) – 20 years from December 2002; and band 1900 MHz (5MHz + 5MHz) – 20 years from July 2004.

Seasonality

Our main business is not significantly affected by seasonal trends.

Patents

Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

C.   Organizational Structure

See “—History and Development of the Company” and “—Business Overview.”

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

•	migrating current time division multiplexing (TDM) switching networks (PSTN and ISDN) to new generation network (NGN) all IP packet networks;

•	introduction of IMS (Internet Multimedia Subsystem) in many countries to simplify the control of the network and ease both the development and launching of new services;

•	providing more intelligence to the network to better manage its use, avoid saturations and frauds and to identify new business opportunities;

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

•	deployment of new services such as pay TV, under the Imagenio brand, to customers connected through broadband accesses in Spain, Czech Republic, Peru, Chile, Colombia and Brazil.

Mobile Networks

We have mobile networks in Spain, the United Kingdom, Germany, Ireland, the Czech Republic, Slovakia, Morocco, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Ecuador and Uruguay. In the case of Brazil (Brasilcel –Vivo) and Morocco (Medi Telecom) the ownership of the networks is shared with Portugal Telecom (50.0% and 32.18% respectively).

We use a number of mobile technologies in the countries in which we operate, for example, GSM and UMTS in Spain, the United Kingdom, Germany, Czech Republic, Slovakia, Latin America and Morocco; CDMA in other countries in Latin America (such as, Brazil and Colombia) and the Czech Republic and TDMA technology in certain other countries in Latin America (such as Venezuela).

We are continuing to work to upgrade our mobile networks in line with market trends, demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:

•	progressive migration from TDMA and CDMA technologies to GSM or UMTS technologies in markets where it is convenient;

•	introduction of broadband into mobile access using technologies such as UMTS, HSDPA and HSUPA;

•	deploying new services such as mobile television and exploring next generation music, video and game services based on Microsoft’s Playready technology;

•	exploring the feasibility of new technologies as WiMax, HSPA and LTE (Long Term Evolution) to provide mobile accesses with increased bandwidth;

•
HSPA: we have been committed to the deployment of this technology in countries in which we have presence and as of December 31, 2008 have increased our coverage up to around 80% in Europe and around 90% in Latin America; and

•
LTE: together with main vendors and sharing experience with other operators, we have extensively analyzed the opportunities LTE will bring as 4G mobile technology is used to complement current network technology by creating higher capacity at lower relative cost by user/traffic unit, and we intend to start testing this technology in 2009; and

•	providing for F-M convergence of networks and services in the operations and countries where it is feasible to do so.

Satellite communications

We hold a 13.23% interest in Hispasat, which leases capacity to Eutelsat, Intelsat, New Sky Satellite and occasionally ArabSat.

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

Item 5.       Operating and Financial Review and Prospects

A.    Operating Results

Overview

We have implemented a regional, integrated management model based on three business areas, with each area in charge of the fixed and mobile telephone and other businesses within its borders.  Our areas are:

•	Telefónica Spain: oversees the fixed and mobile telephone, broadband, Internet, pay TV and valued added services and data businesses in Spain.

•
Telefónica Europe: oversees the fixed and mobile telephone, broadband, Internet, pay TV and value added services and data businesses in the United Kingdom, Germany, Ireland, the Czech Republic, Slovakia and the Isle of Man.

•	Telefónica Latin America: oversees the fixed and mobile telephone, broadband, Internet, pay TV and value added services and data businesses in Latin America.

We are also involved in the media and contact center segments through Telefónica de Contenidos and Atento, respectively.

Presentation of Financial Information

The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report.  Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

At its meeting on July 26, 2006, our Board of Directors agreed to restructure the way in which we are managed in order to respond to the increasing convergence of fixed and mobile telephony in the markets in which we operate.  In order to adapt to this new environment, we have developed a regional, integrated management model, combining fixed line and mobile telephony services in order to offer customers the best integrated solutions and support in an era of fixed-mobile convergence.  We are managed as three business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, each of which oversees the integrated fixed and mobile telephone and other businesses in its region.

Our three business areas form the basis of our segment reporting in our Consolidated Financial Statements for 2006, 2007 and 2008.  Prior to the creation in 2006 of these three geographical business areas, our management was structured along product and service lines, with each such product or service line managed separately.

Non-GAAP financial information

Operating income before depreciation and amortization

Operating income before depreciation and amortization, or OIBDA, is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short term.  Our management believes that OIBDA is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management.  OIBDA also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure.  We use OIBDA to track our business evolution and establish operational and strategic targets.  OIBDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.  OIBDA is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies.  OIBDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions of euros)
Operating income before depreciation and amortization	19,126	22,824	22,919
Depreciation and amortization expense	(9,704)	(9,436)	(9,046)
Operating income	9,422	13,388	13,873

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

	Year ended December 31, 2008
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	10,285	8,445	4,180	9	22,919
Depreciation and amortization expense	(2,239)	(3,645)	(3,035)	(127)	(9,046)
Operating income	8,046	4,800	1,145	(118)	13,873

	Year ended December 31, 2007
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	9,448	7,121	4,977	1,278	22,824
Depreciation and amortization expense	(2,381)	(3,559)	(3,386)	(110)	(9,436)
Operating income	7,067	3,562	1,591	1,168	13,388

	Year ended December 31, 2006
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	8,647	6,571	3,708	200	19,126
Depreciation and amortization expense	(2,533)	(3,671)	(3,399)	(101)	(9,704)
Operating income	6,114	2,900	309	99	9,422

Net financial debt and net debt

We calculate net financial debt by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated balance sheet), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated balance sheet).  We calculate net debt by adding to net financial debt those commitments related to financial guarantees, not considered as net financial debt, and those related to workforce reduction.  We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

	As of December 31,
	2006	2007	2008
	(in millions of euros)
Non-current interest-bearing debt	50,676	46,942	45,088
Current interest-bearing debt	8,381	6,986	8,100
Gross financial debt	59,057	53,928	53,188
Other payables	354	327	477
Non-current financial assets(1)	(1,794)	(2,284)	(4,439)
Current financial assets	(1,680)	(1,622)	(2,216)
Cash and cash equivalents	(3,792)	(5,065)	(4,277)
Net financial debt	52,145	45,284	42,733
Commitments related to financial guarantees	365	365	365
Net commitments related to workforce reduction	3,089	3,289	2,687
Net debt	55,599	48,938	45,785

(1)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets.

Significant Transactions Affecting the Comparability of our Results of Operations in the Periods Under Review

During the years ended December 31, 2006, 2007 and 2008, various changes occurred in our composition that affect the comparability of our operating results between the periods.  See Appendix I to our Consolidated Financial Statements for a detailed description of the principal changes in our composition affecting our financial statements during the periods under review covered by our Consolidated Financial Statements.  The most significant changes are summarized below.

Tender offer for all the remaining outstanding shares of Compañía de Telecomunicaciones de Chile, S.A.

On September 17, 2008, we launched a tender offer through our subsidiary Telefónica Internacional to acquire all the outstanding shares of CTC that we did not already control directly or indirectly, amounting to 55.1% of CTC’s share capital.

Once the acceptance period had ended and the transaction had been settled on October 30, 2008 our indirect ownership in CTC increased from 44.9% to 96.75%.  This is the percentage that appears as the percentage of ownership as of December 31, 2008 in the accompanying Consolidated Financial Statements.

Subsequently, pursuant to Chilean law, on December 1, 2008, Telefónica Internacional launched a new tender offer for all the shares of CTC that it did not own directly or indirectly after settlement of the first offer, on the same economic terms.  The acceptance period for the second offer ended December 31, 2008, but was then extended to January 6, 2009, as allowed by Chilean law.

Upon the end of the acceptance period of the second tender offer, our indirect ownership percentage in CTC’s share capital had increased from 96.75% of all CTC’s outstanding shares, as reached in the first tender offer, to 97.89%.  The total payment for the two tranches was 553.64 million Chilean pesos, equivalent to approximately €647.6 million.

Sale of shareholding in Airwave O2, Ltd.

In April 2007, Telefónica O2 Europe, Plc, our wholly-owned subsidiary, sold 100% of the share capital of the UK company, Airwave O2, Ltd, for £1,932 million (equivalent to €2,841 million at the transaction date).  The sale produced a gain of €1,296 million, recognized under “Other income” in our consolidated income statement for 2007. See Note 19 to our Consolidated Financial Statements.

Sale of shareholding in Endemol Investment Holding, B.V.

In May 2007, we signed an agreement to sell our 99.7% stake in the Dutch company Endemol Investment Holding, B.V. to a consortium owned by Mediacinco Cartera, S.L., Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for €2,629 million.  The transaction was completed on July 3, 2007, producing a gain of €1,368 million, recognized under “Other income” in our consolidated income statement for 2007.  See Note 19 to our Consolidated Financial Statements.

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

In March 2008, Telco acquired an additional 121.5 million shares of Telecom Italia (representing 0.9% of its share capital), bringing its ownership to 24.5% of the voting rights and 16.9% of the dividend rights. As a result, we indirectly hold 10.4% of Telecom Italia voting rights and 7.1% of its dividend rights.  We account for our investment in Telco using the equity method.

For additional information on this acquisition see Note 2 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts”.

Acquisition of the O2 Group

On January 23, 2006, we stated that we had complied with all the requirements of the full takeover offer for the O2 Group made on November 21, 2005, finalizing the acquisition of 100% of the company’s shares.

The acquisition price of the O2 Group amounted to the equivalent of €26,135 million (£17,887 million).  We include the O2 Group in our consolidation perimeter using the full consolidation method from January 31, 2006.

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

Merger with Telefónica Móviles

On July 29, 2006, we merged with Telefónica Móviles, with the dissolution of Telefónica Móviles and the block transfer of all its equity to us to cover the share exchange.  We delivered 244,344,012 of our treasury shares to the shareholders of Telefónica Móviles, representing approximately 7.08% of our share capital at that date.

Colombia Telecomunicaciones, S.A. ESP

In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share of Colombia Telecom in a public tender for €289 million.  We consolidate this company using the full consolidation method.

Sale of Telefónica Publicidad e Información, S.A. (“TPI”)

In July 2006, we accepted a public takeover bid launched by Yell Group Plc, or Yell, for 100% of the shares of TPI by tendering the 216,269,764 shares we owned in TPI, representing 59.905% of its share capital, for a total amount of €1,838 million.  See Note 18 to our Consolidated Financial Statements.  The gain on the disposal, which amounted to €1,563 million, and the results contributed by the TPI group through June 30, 2006 are recognized under “Profit after taxes from discontinued operations” in our consolidated income statement for 2006.

Significant Changes in Accounting Policies

We have applied the interpretation of IFRIC 11: IFRS 2: Group and Treasury Share Operations from January 1, 2008.  The adoption of this interpretation has not had a significant impact on our financial position in the initial period of application.

We have applied the interpretation of IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction from January 1, 2008.  The adoption of this interpretation has not had a significant impact on our financial position in the initial period of application.

We have applied the amendments to IAS 39 and IFRS 7: Reclassification of Financial Assets from July 1, 2008.  Their adoption has not had a significant impact on our financial position in the initial period of application.

At the date of preparation of these consolidated financial statements, IFRIC interpretation IFRIC 12: Service Concession Arrangements, with effect for the annual period beginning on or after January 1, 2008, had been published by the International Accounting Standards Board but not adopted by the European Union as of December 31, 2008.  The application of this interpretation would not have had an impact on our Consolidated Financial Statements.

In addition, at the date of preparation of our Consolidated Financial Statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendment to IAS 23	Borrowing Costs	January 1, 2009 (*)
Amendment to IAS 1	Revised Presentation of Financial Statements	January 1, 2009
Revised IFRS 3	Business combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Amendment to IFRS 2	Share-based Payment - Vesting Conditions and Cancellations	January 1, 2009
Amendments to IAS 32 and IAS 1	Puttable Instruments and Obligations Arising on Liquidation	January 1, 2009
Amendments to IFRS 1 and IAS 27	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	January 1, 2009
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Revised IFRS 1	First-time adoption of International Financial Reporting Standards	January 1, 2009
Improvements to IFRS		January 1, 2009 (**)

(*)	Borrowing costs related to qualifying assets capitalized as of January 1, 2009.

(**)	Improvements to IFRS 5 applicable for annual periods beginning on or after July 1, 2009.

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 13	Customer Loyalty Programs	July 1, 2008
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	October 1, 2008
IFRIC 17	Distribution of Non-cash Assets to Owners	July 1, 2009
IFRIC 18	Transfers of Assets from Customers	July 1, 2009 (*)

(*)	Applicable for transfers carried out on or after July 1, 2009.

We are currently assessing the impact of the application of these standards, amendments and interpretations. From the analyses made, we estimate that their adoption will not have a significant impact on our consolidated financial statements in the initial period of application.  However, the changes introduced by the revised IFRS 3 and amendments to IAS 27 will affect future acquisitions and transactions with minority interests carried out on or after January 1, 2010.

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

When an impairment in the carrying amount of an asset occurs, non-scheduled write-downs are made.  We perform impairment tests of identifiable intangible and long-lived assets whenever there is reason to believe that the carrying value may exceed the recoverable amount, which is the higher of the asset’s fair value less costs to sell and its value in use.  Furthermore, previously recognized impairment losses may be reversed when changes in the estimates used to determine the asset’s recoverable amount indicate that an impairment loss recognized in prior periods no longer exists or may have decreased.

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

Non-scheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs.  We review, on a regular basis, the performance of our cash-generating units.  We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount.  The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved.  Methods commonly used by us for valuations include discounted cash flow methods.

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

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate.  Demand for services in those countries is affected by the performance of their respective economies, including gross domestic product, or GDP, growth, inflation, external accounts and unemployment rates.  As discussed below, the economies of the European countries in which we operate experienced a significant slowdown during 2008, whereas Latin American economies generally showed significant growth, though in many cases slower growth than experienced in the economic expansion of the period 2003 through 2007.

Operating environment by country

Spain

Our results of operations are dependent to a large extent on the level of demand for our services in Spain. In 2008, Spanish GDP grew by 1.1%, significantly less than the 3.8% average annual growth rate of the period 1998 through 2007.  This slowdown in growth was primarily explained by a strong deceleration of internal demand, especially household consumption which grew at an annual rate of 0.5% in 2008 compared to average annual growth of 3.7% during the period 1998 through 2007.  Growth in investment also slowed significantly, with an annual growth rate of 1.5% in 2008 compared to average annual growth of 4.2% during the period 1998 through

2007. Inflation averaged 4.2% in 2008, above the 2.8% rate in 2007 and 3.6% rate in 2006.  Despite a higher average annual inflation rate in 2008, prices in 2008 experienced a high degree of volatility, and year-end inflation was 1.4% due to decreases in the price of food and fuel from the beginning of the year.  The current account deficit for 2008 reached 9.5% of GDP, compared with 10% in 2007 and 9% in 2006, whereas the unemployment rate stood at 13.9% at the end of the year, a notable increase with respect to the average rate of 8.6% in 2007 and 8.5% in 2006.  This significant rise in unemployment was the consequence of the worsening Spanish labor market during 2008, a year in which 619,000 jobs were lost as compared to average annual job creation of 700,000 jobs during the period 1998 through 2007.

United Kingdom

In 2008, the British economy grew 0.7%, compared with 3% in 2007 and 2.8% in 2006.  A sharp slowdown in domestic demand explained most of the deceleration in GDP growth. In addition, investment contracted at an annual rate of 3% in 2008, compared with annual growth of 6.8% in 2007 and 6% in 2006. The consumer price index increased by 3.6% in 2008 (average annual growth rate), compared with 2.3% in each of 2007 and 2006.  Energy prices and capacity constraints in the first half of the year were the main factors behind the growth in inflation during the year, which exceeded the Bank of England’s target rate of 2%.  Nevertheless, after reaching 5.1% in September, inflation started to decelerate sharply, helped by decreases commodity prices, a temporary VAT rate reduction of two percentage points and the worsening of demand outlook.  Employment increased by 0.8% in 2008, compared with an annual increase of 0.7% in 2007 and 1.9% in 2006 (Labor Force Survey).  As a result, the unemployment rate reached 6.5% at end 2008, compared to an average annual rate of 5.4% in 2007 and 5.4% in 2006.

Germany

In 2008, Germany’s GDP grew 0.9%, after 2.6% growth in 2007 and 3.1% growth in 2006.  This slowdown in growth was due to decreased investment primarily in construction and machinery and the negative contribution of the external sector to GDP growth (the first negative contribution to GDP growth since 2005).  The current account balance reached a surplus of 7% of GDP in 2008, thanks to a trade balance surplus equivalent to 8% of GDP as a result of a significant rate of growth in world trade during the first half of 2008 and the high degree of competitiveness of the German manufacturing sector.  Inflation averaged 2.7% in 2008 compared to 2.3% in 2007 and 1.8% in 2006, whereas at the end of 2008 it stood at 1.1%. 368,000 new jobs were created in 2008 compared to 685,000 jobs in 2007, which helped to reduce the average unemployment rate to 7.1% in 2008 compared to 8.4% in 2007 and 9.8% in 2006.

Czech Republic

In 2008 the Czech Republic’s economy grew by 3.1% compared to 6% in 2007 and 6.9% in 2006. The deceleration in GDP growth was mainly driven by lower domestic demand.  Private consumption increased by 2.9% in 2008 compared to 5.2% in 2007 and 5.4% in 2006, and fixed investment registered an annual growth rate of just 3.1%.  Net exports, however, added 1.9 percentage points to total GDP growth. Inflation closed 2008 at 3.6%, above the central bank’s target of 3%, compared to an annual average rate of 5.4% in 2007 and 1.7% in 2006.  The broad worsening of economic activity during the second half of 2008 contributed to the depreciation of the Czech crown against the euro by 7.6% since June 2008.  Nevertheless, due the strong appreciation registered during the first half of the year, the Czech crown registered an annual average appreciation of 10.1% against the euro, compared with an appreciation of 2.1% in 2007 and 4.9% in 2006.

Brazil

In 2008, Brazil’s GDP growth reached 5.1%, similar to the 5.7% recorded in 2007 and above the historical annual average since 2004 of 4.4%. Private consumption increased by an estimated 5.8% annual growth rate and investment grew at 13.8% over the year.  During 2008 foreign direct investment flows to Brazil reached $45.1 billion, compared to $34.6 billion in 2007 and $18.8 billion in 2006.  Brazil also sustained positive results in trade numbers, with a surplus of $24.8 billion in 2008, compared to $40.0 billion in 2007 and $46.4 billion in 2006.  As a result of these positive external flows, Brazilian international reserves increased from $180.3 billion in 2007 to $206.8 billion in 2008, which allowed the Brazilian government to continue to reduce its external debt to GDP ratio from 13.8% in 2007 to 12.6% in 2008.  Due to the international financial crisis, however, the country risk as measured by the average of JP Morgan Emerging Markets Bond Index Plus (EMBI+ Brazil) increased to 428 basis points at the end of 2008, compared to 221 basis points at the end of 2007.  The Brazilian currency depreciated 32% relative to the dollar, and closed 2008 at $2.34 to the real.  Due to the depreciation of the real and higher international commodity prices during the first half of 2008, inflation, as measured by the Consumer Price Index (IPCA), increased from an annual rate of 4.5% in 2007 to 5.9% in 2008, still below the upper limit of the central bank’s inflation target.  As a result, the Brazilian Central Bank increased interest rates. Since the end of 2007 and through 2008, the Selic rate has been increased from 11.25% to 13.75%.

Mexico

Mexico’s real GDP growth decelerated in 2008 to 1.4% compared to growth of 3.3% in 2007 and 5.1% in 2006. Inflation closed the year at 6.5%, above the central bank’s target of 3% (within a range of from 2% to 4%), due to intense pressures on international commodity prices in the first half of 2008 and government-led increases in domestic energy prices. Despite the slowdown, 2008 was characterized by macroeconomic stability, highlighted by sound public finances, financial markets dynamism, anchored inflation expectations and high levels of capital inflows, as underlined by foreign direct investment, which reached $18.6 billion. Regarding the external accounts, the current account deficit widened to 1.4% of GDP and the trade balance posted a deficit of $16.8 billion. However, the external imbalances were well financed by capital inflows and, as a consequence, international reserves held by the central bank reached a new record of $85.4 billion in 2008 (amounting to 7.9% of GDP). The exchange rate relative to the dollar dropped to a minimum in August to 9.86 Mexican pesos to the dollar, a level not seen since 2002. However, in the fourth quarter of 2008, within a context of changing expectations and global and domestic economic weakness, the exchange rate relative to the dollar depreciated sharply. It closed the year at 13.65 Mexican pesos to the dollar, 25% less than at the end of 2007 and 26% less than at the end of 2006.

Venezuela

As in the previous four years, the Venezuelan economy continued with positive results in 2008. GDP growth in 2008 slowed to 4.8% from 8.4% in 2007 and 10.3% in 2006, primarily as a result of growth of non-oil activities and the oil sector of 5.1% and 3.2%, respectively.  This economic environment was sustained on the growth of domestic aggregate demand of 5.5% in 2008 with increases in private consumption of 7.1% and public consumption of 5.7%, despite a decrease in investment of 2.4% over the same period. The national consumer price index (CPI) rose to 30.9% in 2008, which was higher than the 22.5% recorded in 2007 and the 17.0% recorded in 2006.  The unemployment rate at the end of December 2008 dropped to 6.1% which is similar to the rate in the same period of the previous year when it was 6.2%, both decreases relative to the 8.4% recorded at the end of 2006.  On the external front, the current account surplus reached $46.0 billion bringing the central bank’s gross international reserves to $43.1 billion.  In this framework, the official exchange rate was kept at 2.15 Venezuelan bolivars to the dollar. However, above all since September 2008, the local financial markets suffered from the external financial and economic stress, coupled with the uncertainty regarding local developments.  Hence, the parallel exchange rate was 2.5 times above the official exchange rate and the country risk, measured by means of the EMBI+ by JP Morgan, reached a maximum above 1,800 basis points (it finished 2007 in 506 basis points).

Chile

The Chilean economy grew by 3.4% in 2008, below the 5.1% and 4.2% recorded in 2007 and 2006, respectively.  On the demand side, the expansion was sustained by year-on-year growth in private consumption of 5.1% and investment of 18.5%, with the latter reaching one of its highest annual growth rates in recent years. The unemployment rate rose from an average annual rate of 7% in 2007 to 7.7% in 2008.  The year-end inflation rate stood at 7.1%, averaging 8.3% during 2008 due to continued increases in oil and food prices since the second half of 2007.  These increases were later reversed in the second half of 2008 with the spread of the financial crisis.  The trade balance surplus reached $10.2 billion in 2008, 60% less than the $23.6 billion recorded in 2007 and 55% less than the $22.6 billion recorded in 2006, as a result of lower average annual copper and other export commodities prices.  The Chilean peso year-end nominal depreciation against the dollar was 27%; however, comparing the average Chilean peso to dollar exchange rate in 2008 to the one in 2007, the depreciation was 0%.  Interest rates increased continuously in line with a tighter monetary policy oriented to bringing inflation back into the target range of between 2% and 4%.  The reference rate (Monetary Policy Rate), rose 225 basis points, closing 2008 at 8.25%.

The fiscal surplus was approximately 5.2% of GDP in 2008.  Central government debt went up from 4.1% of GDP in 2007 to 5.2% in 2008, with approximately 85% of this being issued in domestic currency.  Public treasury foreign financial assets equaled $27 billion in 2008 (equivalent to 15% of GDP), which added to the $23.1 billions in foreign reserves at the central bank.  This gives the Chilean public sector a strong international financial position, since its total (domestic and foreign) debt is no larger than 15% of GDP.

Argentina

Argentina’s GDP growth for 2008 was 6.8%, close to the average annual growth rate over the period from 2003 through 2007 (8.8%), marking six years of GDP growth following the deep economic and political crisis of 2001 and 2002.  The peso depreciated by 9.6% relative to the U.S. dollar, closing 2008 at 3.45 pesos per U.S. dollar.  The official consumer inflation rate increased by 7.2% in 2008, while wholesale prices rose by 9.0% during the same period. The current account balance, following a 2007 surplus equivalent to 2.7% of GDP and 3.6% of GDP in 2006, reached a surplus of 2.3% of GDP in 2008.  The unemployment rate decreased to 7.3% at December 31, 2008 from 7.5% at December 31, 2007 and 8.7% at December 31, 2006, due to continued economic growth and the implementation of a wide range of social assistance programs with positive implications for alleviating poverty and diminishing disparities in the distribution of income.

Colombia

The Colombian economy grew at an annual rate of 2.5%, compared with 7.5% in 2007 and 6.8% in 2006, continuing one of the largest economic expansions of its recent economic history, though at a slower pace than in previous years.  The economic slowdown which began in 2008 should continue during 2009. Colombia’s growth should continue to slow in 2009 as a result of reduced domestic demand, which accounted for almost half of growth until 2007.  The boom in commodity prices, primarily minerals and oil, and the plunge of real interest rates were the key elements that spurred investment in the Colombian economy to its highest levels in years. Investment accounted for more than 25% of GDP in each of 2006, 2007 and 2008.  The unemployment rate, which went below 10% at the end of 2007, reached 10.9% in December 2008, compared with an average annual rate of 11.4% in 2007 and 10.9% in 2006.  However, despite a persistent high current account deficit during 2008 (estimated at 2.0% of GDP), and the declining of external economic conditions, Colombia managed to maintain large foreign direct investment inflows as its main source of external financing.  During the first nine months of 2008 the country received more that $8,000 million through foreign direct investment inflows, $2,000 million more than the figure received during the same period of 2007.  The Colombian peso relative to the dollar appreciated during the first half of the year, although it depreciated relative to the dollar in the second half, finishing 2008 11.4% below its value at the end of 2007. On average, however, the Colombian peso appreciated relative to the dollar by 5.7% compared to 2007.  It is estimated that the current account balance reached a deficit of 2% in 2008, below the 2.8% recorded in 2007 but above the 1.8% recorded in 2006, due to the positive evolution of oil prices in the first half of 2008.

Peru

During 2008, the Peruvian economy continued to show a high degree of soundness, with a GDP growth rate of 9.8% compared to 8.9% in 2007 and 7.7% in 2006.  This expansion was driven by an increase in domestic demand of 12.5%, with significant growth in private consumption and investment of 8.3% and 25.5%, respectively.  National urban employment grew 9.5%, while average family income grew 14.5%.  Consumer prices increased by 6.7% in December 2008, 3.7 percentage points above the upper limit of the central bank’s target of between 1%  and 3%, compared with 3.9% in 2007 and 1.1% in 2006.  Fiscal surplus was 2.1% of GDP, compared with 1.8% in 2007 and 1.5% in 2006, while foreign direct investment inflows decreased by 25%, compared with an increase of 57% in 2007 and 34% in 2006. In the foreign exchange market, the Peruvian sol appreciated on average 6.5% against the dollar, compared with an average appreciation against the dollar of 4.5% in 2007 and 1.4% in 2006.  However, as a consequence of high volatility in world financial markets, it depreciated strongly against the dollar in the last part of the year, which resulting in closing 2008 4.5% lower relative to the dollar than at the end of 2007.  Country risk, measured by the JP Morgan Emerging Markets Bond Index (EMBI Peru), increased to 331 basis points, compared to 60 basis points in 2007, explained by the increase in risk aversion to emerging markets as a result of the uncertainty created by the world financial crisis.  Finally, Fitch and Standard & Poors’ rating agencies assigned investment grade status to Peruvian Long-Term Foreign Currency Debt “BBB-/outlook stable” due to a notable reduction of its external vulnerabilities and solid macroeconomic fundamentals.

Ecuador

The Ecuadorian economy grew approximately at a rate of 6.4% in 2008 compared to 2.5% in 2007 and 3.9% in 2006, based on a good performance of private investment, which grew of 19.9% year-on-year, and public expenditure, which grew 10.5% year-on-year.  Consumer prices rose 8.8% in 2008, while the unemployment rate reached 10%.  In the external sector, the trade balance reached a surplus of $1,066 million, 25% less than in 2007, primarily as a result of the sharp correction in oil prices during the second half of 2008 and the global economic slowdown, which had an important effect over the country’s non-oil exports.  Ecuador’s non-oil trade deficit grew by 74% from 2007 to $7.6 billion at the end of 2008.  Because of this, the dollarization regime under which the country has operated since 2000 will very likely be under high stress during the beginning of 2009 and for as long as the difficult external environment (low commodity prices and economic weakness) affect Ecuador’s external and fiscal accounts. During late 2008, Ecuador lost $1.5 billion in free disposable international reserves.  Nevertheless, government sources have supported publicly the maintenance of dollarization regime.  On the political front, a new constitution was approved in September 2008 by a large majority and its implementation required previous changes in a few areas of economic activity.  At the end of 2008, the three main rating agencies downgraded Ecuadorian sovereign debt, with the result being an immediate increase in the cost of public and private financing due to a partial default declared by the government on its global bonds.  Country risk, measured by the Emerging Markets Bond Index (EMBI Ecuador) of JP Morgan, rose 4,117 points during 2008, well above the raise of 306 points in 2007.

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

We estimate that in 2008 variations in currencies decreased our consolidated cash flows by approximately €302 million and decreased our consolidated revenues by approximately 3%.  Currency fluctuations can also have a significant impact on our balance sheet, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2008 equity attributable to equity holders of the parent decreased by €3,708 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the pound sterling and Brazilian real relative to the euro.

We estimate that in 2007 variations in currencies decreased our consolidated cash flows by approximately €261 million and decreased our consolidated revenues by approximately 1.2%.  In addition, in 2007 equity attributable to equity holders of the parent decreased by €1,427 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the dollar and pound sterling relative to the euro and the appreciation of the Brazilian real and the Czech crown relative to the euro.

We estimate that in 2006 variations in currencies decreased our consolidated cash flows by approximately €372 million and increased our consolidated revenues by approximately 1.6%.  In 2006 equity attributable to equity holders of the parent decreased by €302 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real and Mexican peso relative to the euro and the appreciation of the pound sterling and the Czech crown relative to the euro.

The table below sets forth the average exchange rates against the euro of the dollar and the key currencies that impacted our consolidated results of operations for the periods indicated.  Positive percentage changes represent a decline in the value of the applicable currency relative to the euro, and negative percentage changes represent increases in the value of the applicable currency relative to the euro.

	2006(1) Average	2007(1) Average	2008(1) Average	% change 2006 to 2007 Average	% change 2007 to 2008 Average
Pound Sterling	0.68	0.68	0.79	0.41%	16.12%
U.S. Dollar	1.25	1.37	1.46	9.08%	6.94%
Brazilian Real	2.73	2.66	2.66	(2.46)%	(0.09)%
Argentine Peso	3.86	4.26	4.63	10.52%	8.67%
Peruvian Nuevo Sol	4.11	4.28	4.29	4.24%	0.29%
Chilean Peso	665.33	714.64	758.73	7.41%	6.15%
Mexican Peso	13.66	14.95	16.24	9.44%	8.60%
Venezuelan Bolivar(2)	2.69	2.94	3.15	9.16%	6.98%
Czech Crown	28.34	27.76	24.97	(2.05)%	(10.04)%
Colombian Peso	2,949.85	2,837.13	2,873.56	(3.82)%	1.15%
Guatemalan Quetzal	9.55	10.50	11.07	9.99%	5.40%

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.

(2)
In 2007, a new currency, the Venezuelan Bolivar, was launched. Conversion from the old Venezuelan currency to the new Venezuelan Bolivar is made by dividing the amount of the old Venezuelan currency by 1,000.

In the comparison below of our results of operations, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make such comparisons, we have converted certain financial items into euros using the prior year’s average exchange rate.

We describe certain risks relating to exchange rate fluctuations in “Item 3. Key Information—Risk Factors”, and we describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Regulation

We are subject to regulation in the different markets where we operate, particularly with regard to the prices we can charge for certain of our goods and services in certain jurisdictions as well as our need to comply with certain obligations, which has a significant effect on our profitability. For more information regarding regulation in the markets in which we operate, see “Item 4. Information on the Company—Business Overview—Regulation”.

Group Results of Operations

A summary of our results of operations for 2006, 2007 and 2008 and certain consolidated revenue and expense items as a percentage of revenues for the periods indicated is shown below.

	Year ended December 31,
	2006		2007		2008
	Total	Percentage of revenues	Total	Percentage of revenues	Total	Percentage of revenues
	(in millions of euros, except percentage of revenues, share and per share data)
Revenues	52,901	100.0%	56,441	100.0%	57,946	100.0%
Other income	1,571	3.0%	4,264	7.6%	1,865	3.2%
Supplies	(16,629)	(31.4)%	(17,907)	(31.7)%	(17,818)	(30.7)%
Personnel expenses	(7,622)	(14.4)%	(7,893)	(14.0)%	(6,762)	(11.7)%
Other expenses	(11,095)	(21.0)%	(12,081)	(21.4)%	(12,312)	(21.2)%
Operating income before depreciation and amortization (OIBDA)(1)	19,126	36.2%	22,824	40.4%	22,919	39.6%
Depreciation and amortization	(9,704)	(18.3)%	(9,436)	(16.7)%	(9,046)	(15.6)%
Operating income	9,422	17.8%	13,388	23.7%	13,873	23.9%
Share of profit (loss) of associates	76	0.1%	140	0.2%	(161)	(0.3)%
Net financial income (expense)	(2,734)	(5.2)%	(2,844)	(5.0)%	(2,797)	(4.8)%
Corporate income tax	(1,781)	(3.4)%	(1,565)	(2.8)%	(3,089)	(5.3)%
Profit for the year from continuing operations	4,983	9.4%	9,119	16.2%	7,826	13.5%
Income (loss) from discontinued operations	1,596	3.0%	—	—	—	—
Profit for the year	6,579	12.4%	9,119	16.2%	7,826	13.5%
Minority interest	(346)	(0.7)%	(213)	(0.4%)	(234)	(0.4)%
Profit for the year attributable to equity holders of the parent company	6,233	11.8%	8,906	15.8%	7,592	13.1%

(1)	For a reconciliation of OIBDA to operating income, see “—Operating Results—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization”.

Overview

We believe that our results of operations for 2008 reflect the value of our diversified business and our ability to successfully execute our operations, particularly under difficult economic conditions and intense competition across all of our business lines and in most countries where we operate.  Despite the fact that revenue increased only modestly, we believe that the solid growth that we have achieved in the number of accesses in 2008 highlights our potential for organic growth, the value of our geographic and business area diversification coupled with an efficient cost structure and our ability to take advantage of synergies through an integrated management structure.

We continued to increase our customer base, measured in terms of total accesses, by 13.2% to 258.9 million accesses at December 31, 2008 from 228.7 million accesses at December 31, 2007, which was a 12.5% increase from the 203.2 million accesses we had at December 31, 2006.  This growth from December 31, 2007 to December 31, 2008 was primarily driven by a 16.6% increase in mobile accesses, a 20.9% increase in broadband accesses and a 29.7% increase in pay TV accesses, which more than offset our loss of fixed telephony accesses and narrowband accesses as these technologies continue to be substituted by customers for mobile and broadband technologies, respectively.  Growth in our total number of accesses from December 31, 2006 to December 31, 2007, was primarily driven by strong growth in mobile and broadband accesses.

As was the case from December 31, 2006 to December 31, 2007, by geographic area, Telefónica Latin America had the largest percentage increase in accesses from December 31, 2007 to December 31, 2008, with an increase of

18.0% to 158.3 million accesses at December 31, 2008 from 134.1 million accesses at December 31, 2007. This growth in Telefónica Latin America’s accesses from December 31, 2007 to December 31, 2008 represented 80.1% of our total increase in accesses for the period and, as in the period from December 31, 2006 to December 31, 2007, was primarily driven by strong growth in its mobile business, increased broadband sales and an expanding pay TV customer base.  Telefónica Latin America’s access growth was achieved in a region with fierce competition, both in mobile and broadband markets, which put further pressure on our tariff structures.

By access type, we increased mobile accesses by 16.6% to 195.6 million (including approximately 4.0 million accesses of Telemig, which we incorporated in April 2008) at December 31, 2008 from 167.8 million at December 31, 2007, which was a 15.6% increase from the 145.1 million mobile accesses we had at December 31, 2006.  Growth in mobile accesses represented 92.3% of our total increase in accesses from December 31, 2007 to December 31, 2008.  Contributions to net adds from December 31, 2007 to December 31, 2008, by country, were dominated by countries in Latin America, with the highest growth in Brazil (7.5 million additional mobile accesses, excluding the previously mentioned mobile accesses of Telemig), Mexico (2.8 million additional mobile accesses) and Peru (2.5 million additional mobile accesses).  In Europe, Germany was a strong contributor to the growth in mobile accesses with 1.7 million additional mobile accesses from December 31, 2007 to December 31, 2008.  In Spain and Europe, the competitive environment remained intense and continued to put downward pressure on our tariff structures, which resulted in revenue growth not keeping pace with access growth. In addition, further downward pressure was placed on our revenues from mobile accesses as a result of regulatory action in the European Union and certain Latin American countries, which resulted in decreased interconnection and roaming rates during the period.

We also significantly increased broadband accesses by 20.9% to 12.5 million at December 31, 2008 from 10.3 million at December 31, 2007, which was a 29.4% increase from the 8.0 million broadband accesses we had at December 31, 2006.  We increased our number of broadband accesses from December 31, 2006 to December 31, 2008 primarily as a result of robust demand for Duo and Trio bundles, including broadband, pay TV and fixed telephony, which have made a significant contribution to the development of the broadband market and to increased customer loyalty. From December 31, 2007 to December 31, 2008, we increased broadband accesses by 13.7% in Spain to 5.2 million, by 20.5% to 6.1 million in Latin America and by 72.9% to 1.2 million in Europe. At December 31, 2008, in Spain more than 85% of our broadband accesses were included in Duo or Trio bundles, while in Latin America the weight of packaged products continued to grow, with 49% of broadband accesses bundled in Duo and Trio bundles at the same date.  This growth in broadband accesses more than offset the continued decrease in narrowband accesses from 4.0 million accesses at December 31, 2006 to 2.7 million accesses at December 31, 2007 to 2.0 million accesses at December 31, 2008.

Finally, we increased pay TV accesses by 29.7% to 2.3 million at December 31, 2008 from 1.7 million at December 31, 2007, which was a 64.3% increase from the 1.1 million pay TV accesses we had at December 31, 2006.  The continued growth in pay TV accesses from December 31, 2006 to December 31, 2008 was primarily as a result of further market penetration in the areas in which this service is available, which as of December 31, 2008, included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.

The strong growth in our customer base from December 31, 2007 to December 31, 2008 under difficult economic circumstances translated into a moderate increase of 2.7% in revenues in 2008 compared to 2007.  Negative exchange rate effects resulted in a reduction of our revenue growth by 3.0 percentage points, while changes in our consolidation perimeter, reduced such growth by a further 1.2 percentage points.  This modest increase in revenues led to a small increase in OIBDA to €22,919 million in 2008 from €22,824 million 2007, which amount in 2007 included non-recurring gains on the sales of Airwave (€1,296 million) and Endemol (€1,368 million).  Operating income rose 3.6% to €13,873 million in 2008 from €13,388 million in 2007, while profit for the year attributable to equity holders of the parent company decreased 14.8% to €7,592 million in 2007 from €8,906 million in 2008.  This decrease in profit for the year attributable to equity holders of the parent company was primarily the result of the inclusion in 2007 of non-recurring gains on the sales of Airwave and Endemol and an increase in corporate income tax from €1,565 million in 2007 to €3,089 million in 2008.

The strong growth in our customer base from December 31, 2006 to December 31, 2007 resulted in an increase of 6.7% in revenues in 2007 compared to 2006.  Negative exchange rate effects resulted in a reduction of our revenue growth for 2007 compared to 2006 by 1.2 percentage points, while changes in our consolidation perimeter, contributed 0.5 percentage points to such growth.  This growth, together with the above-mentioned non-recurring gains on disposals made during 2007, led to increases in 2007 compared to 2006 of 19.3% in OIBDA, 42.1% in operating income and 42.9% in profit for the year attributable to equity holders of the parent company.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues

The strong growth in our customer base translated into a mild increase of 2.7% in revenues to €57,946 million in 2008 compared to €56,441 million in 2007.  Negative exchange rate effects resulted in a reduction of our revenue growth by approximately 3.0 percentage points, while changes in our consolidation perimeter reduced such growth by another 1.2 percentage points.  Revenue growth was also affected by a high level of competition in every market in which we operate.

By geographic area, Telefónica Latin America contributed the greatest percentage to our revenues in 2008, accounting for 38.3% of the total, which represents an increase of 2.7 percentage points from 2007.  Telefónica Spain contributed 36.0% of our 2008 revenues and Telefónica Europe contributed the remaining 24.7%.

Other income

Other income decreased to €1,865 million in 2008 compared to €4,264 million in 2007.  Other income in 2008 included the €143 million gain on the sale of our stake in Sogecable.  In 2007, other income mainly included the gains on the sales during the year of our holdings in Airwave and Endemol for €1,296 million and €1,368 million, respectively.

Total expenses

Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses do not include depreciation and amortization.

Our total expenses decreased 2.6% to €36,892 million in 2008 compared to €37,881 million in 2007.  On a constant euro basis, total expenses would have increased 0.9% from 2007 to 2008, less than the growth in revenues over the same period, primarily as a result of our efficiency initiatives and a general downward trend in expenses.

Supplies.  Supplies decreased 0.5% to €17,818 million in 2008 compared to €17,907 million in 2007.  On a constant euro basis, supplies would have grown 3.6% from 2007 to 2008, primarily as a result of higher interconnection expenses at Telefónica Latin America and Telefónica O2 UK.

Personnel expenses.  Personnel expenses decreased 14.3% to €6,762 million in 2008 compared to €7,893 million in 2007 (a decrease of 12.4% on a constant euro basis). Our 2007 personnel expenses were affected by non-recurring personnel reorganization expenses of €1,199 million.  The average workforce during 2008 reached 251,775 employees, with a net increase of 7,723 employees compared to 2007, mainly due to the workforce increases within Atento.  Excluding employees of Atento, our average number of employees in 2008 would have decreased by 2,218 employees to 124,885 employees compared to 2007, partly due to the exclusion of Airwave and Endemol from our 2008 consolidation perimeter.

Other expenses.  Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as certain types of taxes.  Other expenses also include changes in operating allowances and other operating expenses.  Other expenses increased 1.9% to €12,312 million in 2008 from €12,081 million in 2007, principally driven by higher other expenses from Telefónica Latin America, mainly in Brazil, Venezuela and Chile due to outsourcing activities and commissions, as well as the increased costs associated with the acquisition and retention of customers in Telefónica Europe due to fierce competition.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, our OIBDA increased 0.4% to €22,919 million in 2008 compared to €22,824 million in 2007.

Telefónica Spain contributed 44.9% of our 2008 OIBDA, while Telefónica Latin America and Telefónica Europe contributed 36.8% and 18.2%, respectively.

Our OIBDA margin decreased to 39.6% in 2008 compared to 40.4% in 2007.  OIBDA for 2007 was affected by the inclusion of non-recurring capital gains recorded on the disposition of Airwave and Endemol.  For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization”.

Depreciation and amortization

Our depreciation and amortization decreased 4.1% to €9,046 million in 2008 compared to €9,436 million in 2007, with Telefónica Europe and Telefónica Spain primarily responsible for the decrease as a result of exchange rate effects and a decrease in the average value of plant subject to depreciation, respectively.  Depreciation and amortization in 2008 includes the amortization of the purchase price allocation made following the acquisitions of the O2 Group (€689 million) and Telefónica O2 Czech Republic (€131 million).

Operating income

As a result of the foregoing, our operating income increased 3.6% to €13,873 million in 2008 from €13,388 million in 2007.

Share of profit (loss) of associates

Our share of profit (loss) of associates amounted to a loss of €161 million in 2008 compared to a gain of €140 million in 2007, primarily as a result of the net adjustment Telco made to the valuation of its investment in Telecom Italia.  To estimate the adjustment to be recorded by the Telefónica Group, we took the value of the estimated synergies that we expect to achieve by improving certain processes in our operations in Europe as a result of certain alliances reached with Telecom Italia.  As a result of this revaluation, we recorded a loss of €209 million in 2008, which more than offset share of profits we recorded in respect of our interest in Portugal Telecom.

Net financial income (expense)

Net financial expense decreased 1.6% to €2,797 million in 2008 compared to €2,844 million in 2007, primarily as a result of a €240 million reduction in financial expenses due to the decrease of average total debt outstanding in 2008 compared to 2007, which was partially offset by an increase in financial expenses of €218 million in 2008 compared to 2007 as a result of an increase in the average interest rate on our average net debt for 2008 to 5.95% (6.00%, excluding positive exchange rate differences) compared to 5.59% in 2007.  Management of the present value of pre-retirement plan commitments and other positions associated to mark-to-market positions, also had a positive impact of €93 million, which was €9 million more than in 2007.  Positive exchange rate differences were €24 million in 2008 compared to €7 million in 2007, reflecting the impact of higher profit on the U.S. dollar positions at December 31, 2008 compared to December 31, 2007.  Excluding the impact of positive exchange rate differences, net financial expense was €2,821 million in 2008 and €2,851 million in 2007.

Corporate income tax

Corporate income tax increased to €3,089 million in 2008 compared to €1,565 million in 2007, implying an effective tax rate of 28.3%, while our cash outflow with respect to taxes was lower than the provision in 2008 due to our application of tax losses generated in previous years and pending deductions.  The primary reason for our significantly lower tax provision in 2007 was our disposal of Endemol in 2007, which generated a loss for tax purposes.

Minority interests

Our minority interests increased by 10.2% to a negative figure of €234 million in 2008 compared to a negative figure of €213 million in 2007, primarily as a result of higher profits at Telesp and Telefónica O2 Czech Republic, which we account for as minority interests.

Profit for the year attributable to equity holders of the parent company

As a result of the above, our profit for the year attributable to equity holders of the parent company decreased 14.8% to €7,592 million in 2008 compared to €8,906 million in 2007.  One of the major factors contributing to our lower profit for the year attributable to equity holders of the parent company in 2008 compared to 2007 was our inclusion of non-recurring capital gains from the dispositions of Airwave and Endemol in our 2007 profit for the year attributable to equity holders of the parent company.

Results of Operations by Business Area For 2007 and 2008

The table below sets forth the contribution to our results of operations by each of our three principal business areas and other companies for 2007 and 2008. Revenues are presented for each of the business areas after elimination of sales to other members of the Telefónica Group.  See Note 4 to our Consolidated Financial Statements.

	Year ended December 31,
	2007	2008
	(in millions of euros)
Revenues	56,441	57,946
Telefónica Spain	20,683	20,838
Telefónica Europe	14,458	14,309
Telefónica Latin America	20,078	22,174
Other companies & eliminations	1,222	625
Other Income	4,264	1,865
Telefónica Spain	466	348
Telefónica Europe	1,518	395
Telefónica Latin America	648	609
Other companies & eliminations	1,632	513
Expenses (1)	37,881	36,892
Telefónica Spain	11,701	10,901
Telefónica Europe	10,999	10,524
Telefónica Latin America	13,605	14,338
Other companies & eliminations	1,576	1,129
Depreciation and amortization	9,436	9,046
Telefónica Spain	2,381	2,239
Telefónica Europe	3,386	3,035
Telefónica Latin America	3,559	3,645
Other companies & eliminations	110	127
Operating income	13,388	13,873
Telefónica Spain	7,067	8,046
Telefónica Europe	1,591	1,145
Telefónica Latin America	3,562	4,800
Other companies & eliminations	1,168	(118)

(1)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization.

Telefónica Spain

Revenues

Beginning January 1, 2008, Telefónica Spain changed the business model for its PUT service and related contracts in order to maximize its operations within the scope of the applicable regulatory framework (PUT revenues were 0.7% of Telefónica Spain’s 2007 revenues).  As a result, this business is now managed on a pure wholesale basis, and net margin is recorded as revenues.  During 2007, this business was managed on a retail basis and we recorded both gross revenues and the associated sales and marketing expenses required to promote PUT traffic through resellers as separate line items.

Telefónica Spain’s revenues increased 0.7% to €20,838 million in 2008 from €20,683 million in 2007.

Revenues from Telefónica Spain’s fixed business increased 1.4% to €12,581 million in 2008 from €12,401 million in 2007 principally due to the growth of Internet and broadband service revenues.

•
Revenues from traditional accesses include all revenues from our customers for rental and connection to public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services, PUT, additional recharges and advertising in telephone booths.  Revenues from traditional accesses increased 6.2% to €2,944 million in 2008 compared to €2,772 million in 2007, partially as a result of revenues derived from recognizing the Universal Service Cost provided for the period 2003 through 2005, which we accounted for in 2008 as revenues of €182.8 million.

•
Revenues from traditional voice services decreased 7.4% to €4,436 million in 2008 compared to €4,792 million in 2007.  Excluding the impact of the change in the business model applicable to PUT services, as described above, traditional voice revenues would have decreased by 3.5%.  This evolution is mainly affected by lower fixed-to-mobile traffic, the decrease of effective prices in international traffic and the increasing importance of traffic included in national flat tariff plans.

•
Revenues from Internet and broadband services increased 8.7% to €3,017 million in 2008 compared to €2,775 million in 2007.  Retail broadband service revenues increased 11.6% in 2008 compared to 2007, and accounted for 2.2 percentage points of Telefónica Spain’s, fixed business revenues growth.  At the same time, wholesale broadband service revenues increased 2.6% in 2008 compared to 2007, mainly due to revenues associated with our larger customer base for unbundled local loop in 2008.

•	Revenues from data services grew 2.6% to €1,190 million in 2008 from €1,160 million in 2007.

•	Revenues from information technology services grew 1.2% to €443 million in 2008 from €437 million in 2007.

Revenues from Telefónica Spain’s mobile business decreased 0.1% to €9,684 million in 2008 from €9,693 million in 2007, due to lower consumption by customers in terms of MOU and lower incoming revenues in terms of ARPU.  Customer revenues increased 1.2% to €6,943 million in 2008 from €6,863 million in 2007, while interconnection revenues decreased 9.4% to €1,243 million in 2008 from €1,372 million in 2007, due primarily to the reduction in interconnection rates.  Roaming-in revenues fell 9.9% to €198 million in 2008 from €220 million in 2007 due to the downward trend in roaming and wholesale prices.  Revenue from handset sales increased 3.6% to €1,227 million from €1,184 million in 2007.

Expenses

Telefónica Spain’s total expenses decreased 6.8% to €10,901 million in 2008 from €11,701 million in 2007, principally due to lower personnel expenses, as described below.

•	Supplies decreased 0.7% to €4,604 million in 2008 from €4,639 million in 2007, mainly due to lower interconnection expenses.

•	Personnel expenses decreased 23.7% to €2,375 million in 2008 from €3,111 million in 2007. Personnel expenses were affected in 2007 by non-recurring reorganization costs of €667 million.

•
Other expenses decreased 0.7% to €3,922 million in 2008 from €3,951 million in 2007, principally due to a 2.3% decrease in external expenses to €3,212 million in 2008 from €3,287 million in 2007.  This decrease in external expenses was mainly as a result of the change in the business model applicable to PUT services, as well as the fact that external expenses were affected in 2007 by Telefónica Spain’s recording of an EU fine provision of €151.9 million in that year.  This decrease was partially offset by an increase in other expenses in 2008 primarily due to the recognition in 2008 of the Universal Service Cost for the period 2003 through 2005.

In the fixed business, total expenses decreased 9.7% to €6,799 million in 2008 from €7,532 million in 2007, principally due to a decrease in personnel expenses.

•	Supplies decreased 1.5% to €2,962 million in 2008 from €3,008 million in 2007 mainly due to lower interconnection expenses and fewer equipment purchases.

•
Personnel expenses decreased 21.6% to €2,071 million in 2008 from €2,642 million in 2007, principally due to the non-recurrence in 2008 of personnel restructuring charges recorded in 2007.  The average number of employees for the fixed business in 2008 was 31,243, a 6.0% reduction in comparison with the average number of employees in 2007.

•
Other expenses decreased 6.1% to €1,766 million in 2008 from €1,881 million in 2007, principally due to a 5.4% decrease in external expenses to €1,336 million in 2008 from €1,413 million in 2007 partially as a result of the change in the business model applicable to PUT services as well as the inclusion in 2007 of the non-recurring EU fine provision described above.  This decrease was partially offset by an increase in other expenses in 2008 primarily due to the recognition of the Universal Service Cost in 2008 for the period 2003 through 2005 in an amount of €73 million.

Telefónica Spain’s total expenses related to its mobile business decreased 0.7% to €5,502 million in 2008 from €5,541 million in 2007.  Total expenses in 2007 were affected by the provision of €154 million related to a personnel reorganization program.  Excluding this provision in 2007, Telefónica Spain’s expenses related to its mobile business would have increased by 2.1% from €5,387 million in 2007 to €5,502 million in 2008:

•	Supplies decreased 0.4% to €2,667 million in 2008 from €2,677 million in 2007 due to decreases in interconnection and roaming expenses.

•
Personnel expenses decreased 34.6% to €299 million in 2008 from €457 million in 2007, principally due to the non-recurrence in 2008 of personnel restructuring charges recorded in 2007.  Excluding the aforementioned provision, personnel expenses would have decreased by 1.5% to €299 million in 2008 from €304 million in 2007.

•
Other expenses increased 5.4% to €2,537 million in 2008 from €2,407 million in 2007 due to higher customer management expenses, the growth in network costs and the impact of the recognition in 2008 of the Universal Service Cost for the period 2003 through 2005.

Operating income before depreciation and amortization

As a result of the foregoing, Telefónica Spain’s OIBDA increased 8.9% to €10,285 million in 2008 from €9,448 million in 2007.  Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 49.4% in 2008 compared to 45.7% in 2007.

Depreciation and amortization

Telefónica Spain’s depreciation and amortization decreased 6.0% to €2,239 million in 2008 from €2,381 million in 2007, principally due to a decrease in the average value of assets subject to depreciation in 2008 compared to 2007.

Operating income

As a result of the foregoing, Telefónica Spain’s operating income increased 13.9% to €8,046 million in 2008 from €7,067 million in 2007.

Telefónica Europe

Revenues

Telefónica Europe’s revenues decreased 1.0% to €14,309 million in 2008 from €14,458 million in 2007.  Telefónica Europe’s 2008 revenues were negatively affected by the decline of the pound sterling to euro exchange rate.

•
Revenues derived from Telefónica O2 UK decreased to €7,052 million in 2008 from €7,403 million in 2007 (an increase of 10.6% in local currency). The local currency increase in revenues was primarily driven by an increase in Telefónica O2 UK’s customer base and ARPU growth.

•	Revenues derived from Telefónica O2 Germany increased 1.5% to €3,595 million in 2008 from €3,541 million in 2007. The increase was mainly the result of the increase of broadband revenues in 2008.

•
Revenues derived from Telefónica O2 Ireland decreased 3.4% to €957 million in 2008 compared to €991 million in 2007. The decrease was mainly the result of a lower customer spending in terms of euros and lower usage in terms of minutes.

•
Revenues derived from Telefónica O2 Czech Republic, including Slovakia operations, increased by 14.4% to €2,581 million in 2008 from €2,257 million in 2007 (an increase of 2.9% in local currency) driven by growth in Slovakia in the year after launch of mobile services in that market.  Revenues in the Czech fixed line segment increased 0.2% in local currency compared to 2007, while the mobile business was the key driver of growth with an increase in revenues of 2.8% in local currency.

Expenses

Telefónica Europe’s total expenses decreased 4.3% to €10,523 million in 2008 from €10,999 million in 2007.

•	Supplies decreased 2.6% to €6,611 million in 2008 from €6,787 million in 2007, mainly due to the decline of the pound sterling to euro exchange rate over the period.

•	Personnel expenses decreased 14.9% to €1,340 million in 2008 from €1,575 million in 2007 principally due to the non-recurrence in 2008 of personnel restructuring charges recorded in 2007.

•	Other expenses decreased 2.4% to €2,573 million in 2008 from €2,637 million in 2007, mainly due to the decrease in external services.

Operating income before depreciation and amortization

As a result of the foregoing, Telefónica Europe’s OIBDA decreased 16.0% to €4,180 million in 2008 from €4,977 million in 2007. OIBDA in 2007 included non-recurring capital gains from the sale of Airwave of €1,296 million and personnel reorganization and other non-recurring charges totaling €338 million related to the UK, Irish and German businesses.  OIBDA in 2008 included €174 million as the result of the release in 2008 of provisions made in respect of potential contingencies which were not realized once these risks had dissipated.

•	OIBDA in Telefónica O2 UK decreased 4.3% to €1,839 million in 2008 from €1,923 million in 2007 (an increase of 11.1% in local currency).

•
OIBDA in Telefónica O2 Germany increased 62.9% to €770 million in 2008 from €473 million in 2007.  The increase was the result of cost reduction measures and the inclusion in 2007 of non-recurring personnel reorganization expenses.

•	OIBDA in Telefónica O2 Ireland decreased 4.7% to €301 million in 2008 from €316 million in 2007.

•	OIBDA in Telefónica O2 Czech Republic, including Slovakia operations, increased 14.7% to €1,159 million in 2008 from €1,010 million in 2007 (an increase of 3.2% in local currency).

Depreciation and amortization

Telefónica Europe’s depreciation and amortization decreased 10.4% to €3,035 million in 2008 from €3,386 million in 2007 mainly due to exchange rate effects.

Operating income

As a result of the foregoing, Telefónica Europe’s operating income decreased 28.1% to €1,145 million in 2008 from €1,591 million in 2007. The decrease was the result of the 16% decrease in OIBDA, primarily due to the previously described sale of Airwave in 2007, which was not offset by a decrease of 10.4% in depreciation and amortization.

Telefónica Latin America

Revenues

Revenues at Telefónica Latin America increased 10.4% to €22,174 million in 2008 from €20,078 million in 2007 (an increase of 14.2% on a constant euro basis). On a constant euro basis, the countries contributing most to this revenue growth were Brazil (4.7 percentage points), Venezuela (2.8 percentage points) and Argentina (2.4 percentage points).

In 2008, Brazil continued to make the largest contribution to Telefónica Latin America’s revenues (38.8%) followed by Venezuela (12.5%) and Argentina (11.4%).

•
Telefónica Latin America revenues from Brazil increased to €8,606 million in 2008 from €7,662 million in 2007 (an increase of 12.2% in local currency), with both fixed and mobile businesses contributing (increases of 8.2% and 22.3%, respectively, in local currency).  With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased to €2,932 million in 2008 from €2,396 million in 2007 (an increase of 22.3% in local currency), driven by strong growth in the customer base, an increase in outgoing revenues as a result of plan upgrades by existing customers, increased focus on mobile broadband, and by the acquisition of Telemig in the second quarter of 2008.  With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues increased to €6,085 million in 2008 from €5,619 million in 2007 (an increase of 8.2% in local currency).  This increase was due to the growth of broadband, pay TV and data/IT services, which have increased as a percentage of total revenues (16.3% in 2008 compared to 12.9% in 2007).  Traditional fixed line revenues also grew (2.7% in local currency), mainly driven by higher fixed-to-mobile traffic and more value added services, which helped to offset the decrease in accesses and public telephony revenues.

•
Telefónica Latin America’s revenues from Venezuela increased to €2,769 million in 2008 from €2,392 million in 2007 (an increase of 23.9% in local currency), primarily driven by higher growth in service revenues of 14.6% (an increase of 22.6% in local currency).  This growth in local currency was greater than the 14.1% rate of growth in the customer base over the same period.

•
Telefónica Latin America revenues from Argentina increased to €2,527 million in 2008 from €2,264 million in 2007 (an increase of 21.3% in local currency).  Of this, Telefónica Móviles Argentina’s revenues increased to €1,585 million in 2008 from €1,353 million in 2007 (an increase of 27.3% in local currency).  This increase was primarily driven by an increase of 18.0% in service revenues (an increase of 28.2% in local currency).  Revenues in the fixed line business increased to €1,027 million in 2008 from €984 million in 2007 (an increase of 13.5% in local currency), with the traditional fixed line business contributing 3.1 percentage points to this growth, the Internet business contributing 5.8 percentage points and data and IT businesses contributing 3.0 percentage points.

•
Telefónica Latin America’s revenues from Chile increased to €1,936 million in 2008 from €1,814 million in 2007 (an increase of 13.3% in local currency).  Growth was primarily driven by the mobile, broadband and pay TV businesses, which offset the decline in the traditional fixed telephony business. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues increased to €1,051 million in 2008 from €930 million in 2007 (an increase of 20.0% in local currency). Service revenues increased 13.4% in 2008 (an increase of 20.3% in local currency), driven by growth in ARPU. This trend was underpinned by migration to GSM technology, growth in the contract customer base (27.9% of Telefónica Móviles Chile’s mobile accesses were contract access at December 31, 2008 compared to 24.5% at December 31, 2007), plan upgrades and the sale of minute bundles and value added services. With respect to Telefónica Chile, Telefónica Latin America’s fixed line business in Chile, revenues in 2008 remained relatively unchanged from 2007 at €974 million (an increase of 6.1% in local currency). Pay TV services growth and increased broadband penetration drove the local currency increase in Internet and broadband revenues, offsetting a decrease in revenues from the traditional fixed telephony business.

•
Telefónica Latin America’s revenues from Mexico increased to €1,631 million in 2008 from €1,431 million in 2007 (an increase of 23.8% in local currency).  This growth was underpinned by service revenues growth of 21.6% in 2008 (an increase of 32.1% in local currency).  This increase in local currency was greater than the 22.8% rate of growth in the customer base over the same period.

•
Telefónica Latin America’s revenues from Peru increased to €1,627 million in 2008 from €1,513 million in 2007 (an increase of 7.6% in local currency).  Revenue growth was primarily driven by outgoing revenues in the pre-pay segment of the mobile business and broadband services and by pay TV in the fixed line business.  With respect to Telefónica Móviles Perú, Telefónica Latin America’s mobile business in Peru, revenues increased to €773 million in 2008 from €603 million in 2007 (an increase of 28.4% in local currency), driven primarily by revenue growth in the pre-pay segment.  Service revenues increased 20.0% in 2008 (an increase of 20.1% in local currency).  With respect to Telefónica del Perú, Telefónica Latin America’s fixed line business in Peru, revenues decreased to €977 million in 2008 from €1,031 million in 2007 (a decrease of 5.1% in local currency).  This decrease was primarily due to a decrease in revenues from public use telephony and fixed telephony as a consequence of Telefónica del Perú no longer being the default provider of long distance services as well as the continued migration of customers to mobile rather than fixed services.  In the second half of 2008, Telefónica del Perú lowered the rates on calls from public use telephony to mobile, which slowed the pace of revenue decreases from public use telephony.  In contrast, revenues from broadband and pay TV increased over the same period (21.0% and 6.0% in local currency, respectively).

•
Telefónica Latin America’s revenues from Colombia decreased to €1,490 million in 2008 from €1,569 million in 2007 (a decrease of 3.9% in local currency).  The growth in Internet and broadband revenues in the fixed business and service revenues derived from the mobile business did not offset the reduction of interconnection tariffs implemented by Colombian regulation in December 2007.  With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues decreased to €815 million in 2008 from €869 million in 2007 (a decrease of 5.1% in local currency). Service revenues decreased 6.6% in 2008 (a decrease of 5.5% in local currency) primarily due to a regulated reduction of interconnection tariffs. Revenues for the fixed line telephony business decreased to €710 million in 2008 from €739 million in 2007 (a decrease of 2.9% in local currency) primarily due to the lower revenues from traditional fixed telephony services not compensated by increased broadband and pay TV revenues.

•
Telefónica Latin America’s revenues from Central America decreased to €568 million in 2008 from €585 million in 2007 (an increase of 4.2% in constant euro terms).  This growth in constant euro terms was primarily driven by improved commercial performance in the region.  Service revenues grew 5.2% in constant euro terms in 2008 compared to 2007.

•
Telefónica Latin America’s revenues from Ecuador increased to €318 million in 2008 from €291 million in 2007 (an increase of 16.8% in local currency).  Service revenues increased 13.1% in 2008 (an increase of 20.8% in local currency).

Expenses

Telefónica Latin America’s total expenses increased 5.4% in 2008 to €14,338 million from €13,605 million in 2007.

•
Supplies increased 7.0% to €6,371 million in 2008 from €5,953 million in 2007, mainly due to higher interconnection costs and an increase in the cost of handsets driven by growth of gross adds and upgrades.

Supplies for Telefónica Latin America in Brazil increased to €2,479 million in 2008 from €2,045 in 2007 (an increase of 21.1% in local currency), principally due to the increase of interconnection mobile costs as a result of outgoing traffic growth and higher co-billing costs in the fixed line business as a result of higher services traffic and more data services out of São Paulo.

Supplies for Telefónica Latin America in Venezuela decreased to €770 million in 2008 from €780 million in 2007 (an increase of 5.5% in local currency), principally due to lower handsets costs (generally, GSM handsets are less expensive than CDMA handsets) that partially compensated for higher roaming interconnection costs.

Supplies for Telefónica Latin America in Argentina increased to €650 million in 2008 from €556 million in 2007 (an increase of 27.0% in local currency), principally due to higher interconnection costs as a result of higher traffic and capacity needs as well as higher inflation.

Supplies for Telefónica Latin America in Chile increased to €503 million in 2008 from €472 million in 2007 (an increase of 13.0% in local currency), principally due to higher inflation, mobile interconnection costs, mobile handsets upgrades, purchases of pay TV content and the construction of increased broadband capacity.

Supplies for Telefónica Latin America in Mexico decreased to €716 million in 2008 from €732 million in 2007 (an increase of 6.3% in local currency). This increase in local currency was primarily due to an increase in interconnection costs driven by the growth of traffic and an increase in contract segment commercial activity.

Supplies for Telefónica Latin America in Peru increased to €413 million in 2008 from €386 million in 2007 (an increase of 6.9% in local currency). This increase was primarily driven by increased marketing efforts in both the mobile and fixed line businesses, and an increase in mobile traffic and interconnection tariffs.

Supplies for Telefónica Latin America in Colombia decreased to €394 million in 2008 from €530 million in 2007 (a decrease of 24.8% in local currency), principally due to a reduction in interconnection tariffs implemented in December 2007.

Supplies for Telefónica Latin America in Ecuador increased to €112 million in 2008 from €109 million in 2007 (an increase of 9.5% in local currency), principally due to an increase in interconnection costs driven by a growth of traffic.

•
Personnel expenses for Telefónica Latin America decreased 8.0% to €1,735 million in 2008 from €1,886 million in 2007, principally due to the non-recurrence in 2008 of personnel restructuring charges recorded in 2007.

Personnel expenses for Telefónica Latin America in Brazil decreased to €513 million in 2008 from €547 million in 2007 (a decrease of 6.3% in local currency), primarily as a result of the non-recurrence in 2008 of expenses associated with Telesp’s program for restructuring its workforce in 2007.

Personnel expenses for Telefónica Latin America in Venezuela increased to €131 million in 2008 from €108 million in 2007 (an increase of 30.4% in local currency), principally due to the effects of higher inflation on wages.

Personnel expenses for Telefónica Latin America in Argentina decreased to €303 million in 2008 from €323 million in 2007 (an increase of 2.0% in local currency). This increase in local currency was due to higher expenses in the mobile business which offset reduced expenses in the fixed line business due to reduced headcount as a result of restructuring of the workforce realized during 2007.

Personnel expenses for Telefónica Latin America in Chile increased to €182 million in 2008 from €169 million in 2007 (an increase of 14.7% in local currency). This increase was primarily driven by the implementation in 2008 of new labor legislation in Chile and higher inflation.

Personnel expenses for Telefónica Latin America in Mexico increased to €96 million in 2008 from €86 million in 2007 (an increase of 20.7% in local currency) principally due to an increase in the average number of employees in 2008 compared to 2007 and an increase in average wages.

Personnel expenses for Telefónica Latin America in Peru decreased to €159 million in 2008 from €251 million in 2007 (a decrease of 36.7% in local currency). 2007 personnel expenses were affected by a non-recurring €108 million charge related to workforce restructuring.

Personnel expenses for Telefónica Latin America in Colombia decreased to €122 million in 2008 from €123 million in 2007 (an increase of 0.4% in local currency), primarily driven by workforce restructuring costs in both the mobile and fixed line businesses.

Personnel expenses for Telefónica Latin America in Ecuador increased to €26 million in 2008 from €24 million in 2007 (an increase of 16.4% in local currency), principally due to an increase in the average number of employees.

•
Other expenses for Telefónica Latin America increased 8.1% to €6,232 million in 2008 from €5,767 million in 2007, principally due to an increase in customer service activities and higher costs associated with the retention and acquisition of customers.

Other expenses for Telefónica Latin America in Brazil increased to €2,543 million in 2008 from €2,354 million in 2007 (an increase of 9.3% in local currency).  This increase was primarily driven by higher sales and recharge commissions in the mobile business due to commercially aggressive offers and higher FISTEL (a regulatory tax linked to net adds of customers) costs due to stronger customer base growth in Vivo.  Other expenses also increased in the fixed line business mainly due to higher call center and maintenance expenses, primarily as a result of the growth of broadband and pay TV clients.

Other expenses for Telefónica Latin America in Venezuela increased to €553 million in 2008 from €449 million in 2007 (an increase of 31.7% in local currency), driven primarily by increased network expenses due to the launch of a GSM network and higher operational taxes and acquisition costs.

Other expenses for Telefónica Latin America in Argentina increased to €678 million in 2008 from €626 million in 2007 (an increase of 17.1% in local currency), principally as a result of higher inflation and a broader range of services offered.

Other expenses for Telefónica Latin America in Chile increased to €556 million in 2008 from €477 million in 2007 (an increase of 18.6% in local currency), principally due to increased customer service activities and network upgrades and repairs.

Other expenses for Telefónica Latin America in Mexico decreased to €430 million in 2008 from €468 in 2007 (a decrease of 1.1% in local currency), due to the implementation of measures to control commissions and marketing and logistics costs.

Other expenses for Telefónica Latin America in Peru increased to €467 million in 2008 from €404 million in 2007 (an increase of 11.2% in local currency), principally due to the higher commission expenses, increased customer service activities and mobile advertising as a result of higher commercial activity.

Other expenses for Telefónica Latin America in Colombia increased to €515 million in 2008 from €476 million in 2007 (an increase of 9.6% in local currency), principally due to higher bad debt allowances in the mobile business.
Other expenses for Telefónica Latin America in Ecuador increased to €93 million in 2008 from €86 million in 2007 (an increase of 15.4% in local currency), principally due to an increase in commercial activity and the tax paid for the renewal of the mobile license.

Operating income before depreciation and amortization

As a result of the foregoing, Telefónica Latin America’s OIBDA, increased 18.6% to €8,445 million in 2008 from €7,121 million in 2007 (an increase of 22.5% on a constant euro basis).  By country, Venezuela contributed most to OIBDA growth (5.1 percentage points), followed by Brazil (4.0 percentage points) and Mexico (3.9 percentage points).  In absolute terms, in 2008 Brazil was the largest contributor to Telefónica Latin America’s OIBDA, accounting for 39.7% of the total, followed by Venezuela at 15.7% and Argentina at 10.9%.

Telefónica Latin America’s OIBDA in 2008 as a percentage of Telefónica Latin America’s revenues for the same period was 38.1%, 2.6 percentage points higher than in 2007.

•	Telefónica Latin America’s OIBDA in Brazil increased to €3,359 million in 2008 from €3,056 million 2007 (an increase of 9.8% in local currency).

•	Telefónica Latin America’s OIBDA in Venezuela increased to €1,328 million in 2008 from €1,060 million 2007 (an increase of 34.0% in local currency).

•	Telefónica Latin America’s OIBDA in Argentina increased to €919 million in 2008 from €788 million 2007 (an increase of 26.7% in local currency).

•	Telefónica Latin America’s OIBDA in Chile increased to €740 million in 2008 from €716 million 2007 (an increase of 9.7% in local currency).

•
Telefónica Latin America’s OIBDA in Mexico increased to €420 million in 2008 from €179 million 2007 (an increase of 154.2% in local currency). The increase was the result of cost control measures and revenue growth.

•	Telefónica Latin America’s OIBDA in Peru increased to €621 million in 2008 from €482 million 2007 (an increase of 29.0% in local currency).

•	Telefónica Latin America’s OIBDA in Colombia increased to €515 million in 2008 from €503 million 2007 (an increase of 3.6% in local currency).

•	Telefónica Latin America’s OIBDA in Central America decreased to €217 million in 2008 from €236 million 2007 (a decrease of 1.5% on a constant euro basis).

•	Telefónica Latin America’s OIBDA in Ecuador increased to €92 million in 2008 from €73 million 2007 (an increase of 35.0% in local currency).

Depreciation and amortization

Telefónica Latin America’s depreciation and amortization increased 2.4% to €3,645 million in 2008 from €3,559 million in 2007.

Operating income

As a result of the foregoing, Telefónica Latin America’s operating income increased 34.8% to €4,800 million in 2008 from €3,562 million in 2007.

Atento

Revenues

Atento’s revenues increased by 10.8% to €1,301 million in 2008 from €1,174 million in 2007. The increase in revenues was primarily driven by an increase in the customer activity of Telefónica, primarily in Brazil, Peru, Morocco and Central America, partially offset by a lower activity in Spain.

Expenses

Atento’s expenses increased 10.0% to €1,120 million in 2008 from €1,018 million in 2007 primarily due to the increase in structural costs from the leasing of capacity associated with the growth of the business. This growth in expenses was partially offset by migrating services from the Spanish market to Latin American markets, which limited the growth of personnel expenses.

Operating income before depreciation and amortization

Atento’s OIBDA increased 15.4% to €186 million in 2008 from €161 million in 2007, driven by an increase in activity and a slower growth rate for operational expenses.

Operating income

Atento’s operating income increased 17.4% to €154 million in 2008 from €131 million in 2007.

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

Other income

Other income mainly includes the gains on the sales during the year of the holdings in Airwave and Endemol for €1,296 million and €1,368 million, respectively.  Also included are gains on the disposal of properties in line with our real estate efficiency plan via the selective sale of properties, which amounted to €161 million in 2007.

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

Supplies.  Supplies increased 7.7% to €17,907 million in 2007 from €16,629 in 2006 (an increase of 9.0% on a constant euro basis).  Stripping out changes to the consolidation perimeter and on a constant euro basis, supplies would have increased by 9.2% from 2006 to 2007, mainly due to higher interconnection expenses at Telefónica Latin America and Telefónica O2 UK.

Personnel expenses.  Personnel expenses increased 3.6% to €7,893 million in 2007 from €7,622 million in 2006 (an increase of 4.6% on a constant euro basis) as a result of an increase in our average number of employees to 244,052 from 227,137 in 2006.  This increase in the average number of employees was the result of net hires at the Atento Group, our call center business, and the inclusion of new companies in our consolidation perimeter. Excluding employees of the Atento Group, our average number of employees in 2007, 127,102, would have been approximately the same as our average number of employees in 2006.  Personnel expenses included personnel reorganization expenses of €1,199 million in 2007 compared to €1,084 million in 2006.  These reorganization expenses included:

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

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, OIBDA increased 19.3% to €22,824 million in 2007 from €19,126 million in 2006. Stripping out gains from the sale of Airwave (€1,296 million) and Endemol (€1,368 million), OIBDA growth would have been 5.4% year-on-year.  For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization”.

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

Net financial income (expense)

Net financial expense increased 4.0% to €2,844 million in 2007 compared to €2,734 million in 2006, primarily as a result of the increase in our average cost of debt due to higher interest rates in Europe and a higher percentage of debt in Latin America as compared to 2006.  These factors resulted in an increase in financial expenses of €207 million in 2007 compared to 2006, which was offset by a €200 million reduction due to the decrease of average total debt outstanding in 2007.  Management of the present value of pre-retirement plan commitments and other positions associated to mark-to-market positions, also had a positive impact of €84 million, which was €42 million less than in 2006.  Positive exchange rate differences were €7 million in 2007 compared to €61 million in 2006, reflecting the impact of the appreciation of the euro against the dollar at December 31, 2007 compared to December 31, 2006.  Excluding the impact of positive exchange differences, net financial expense was €2,851 million in 2007 and €2,795 million in 2006.  The average cost of debt calculated on average net total debt for 2007 was 5.59% (5.61% excluding positive exchange differences) compared to 5.03% in 2006.

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

Results of Operations by Business Area For 2006 and 2007

The table below sets forth the contribution to our results of operations by each of our three principal business areas and other companies for 2006 and 2007.  Revenues is presented for each of the business areas after elimination of sales to other members of the Telefónica Group.  See Note 4 to our Consolidated Financial Statements.

As described above under “—Presentation of Financial Information” in 2006 we restructured the way in which we are managed in order to respond to the increasing convergence of fixed and mobile telephony in the markets in which we operate.  As a result of this reorganization, our segment reporting in our Consolidated Financial Statements is done on the basis of our three integrated, geographic business areas.  Prior to our reorganization in 2006, we did not prepare our segment reporting at regional levels.

	Year ended December 31,
	2006	2007
	(in millions of euros)
Revenues	52,901	56,441
Telefónica Spain	19,751	20,683
Telefónica Europe (1)	13,159	14,458
Telefónica Latin America	18,088	20,078
Other companies & eliminations	1,903	1,222
Expenses (2)	35,346	37,881
Telefónica Spain	11,504	11,701
Telefónica Europe (1)	9,691	10,999
Telefónica Latin America	12,030	13,605
Other companies & eliminations	2,121	1,576
Depreciation and amortization	9,704	9,436
Telefónica Spain	2,533	2,381
Telefónica Europe (1)	3,399	3,386
Telefónica Latin America	3,671	3,559
Other companies & eliminations	101	110
Operating income	9,422	13,388
Telefónica Spain	6,114	7,067
Telefónica Europe (1)	309	1,591
Telefónica Latin America	2,900	3,562
Other companies & eliminations	99	1,168

(1)	Includes the O2 Group consolidated as from February 2006.

(2)	Expenses as used in this table and in the below discussion include supplies, personnel expenses and other expenses. It does not include depreciation and amortization.

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

Revenues from Telefónica Spain’s mobile business increased by 5.4% to €9,693 million in 2007 from €9,199 million in 2006, primarily driven by service revenues, which increased by 4.5%.  The main income of services revenues is customer revenues, which increased by 8.0%, while interconnection revenues decreased by 8.6% to €1,372 million in 2007 from €1,500 million in 2006, due primarily to the reduction in interconnection rates.  Roaming-in revenues fell by 12.4% to €220 million in 2007 from €251 million in 2006 due to the downward trend in wholesale prices.  Revenues from handset sales increased 11.9% to €1,184 million from €1,058 million in 2006.

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

Expenses

Telefónica Spain’s total expenses increased 1.7% to €11,701 million in 2007 from €11,504 million in 2006, principally due to an increase in supplies and other expenses and a decrease in personnel expenses.

•
Supplies increased 5.5% to €4,639 million in 2007 from €4,396 million in 2006, mainly due to increased expenses with Internet and pay TV, under the Imagenio brand, and an increase in handset purchases in the mobile business.

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

•	Supplies increased 1.2% to €3,008 million mainly due to expenses associated with Internet and Pay TV, under the Imagenio brand.

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

Telefónica Spain’s total expenses related to its mobile business increased 7.6% to €5,541 million in 2007 from €5,152 million in 2006, impacted by the provision of €154 million related to a new personnel reorganization program.  Disregarding this provision the growth in Telefónica Spain’s expenses related to its mobile business would have increased by 4.6% to €5,387 million in 2007, which represents a greater cost efficiency.

•	Supplies increased by 7.5% to €2,677 million in 2007 from €2,490 million in 2006 due to increases in handset consumption as a result of accesses growth.

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

•
Revenues derived from Telefónica O2 UK increased to €7,403 million in 2007 from €6,265 million  in the eleven month period ended December 31, 2006 (an increase of 18.7% in local currency), driven by an increase in Telefónica O2 UK’s customer base and ARPU growth. On a like-for-like basis using 12 months of revenues in 2006, revenue growth was 9.5%.

•
Telefónica O2 Germany includes Telefónica Deutschland and comparable 2006 figures have been restated on this basis.  Revenues derived from Telefónica O2 Germany increased 6.7% to €3,541 million in 2007 from €3,320 million in the eleven month period ended December 31, 2006.  On a like-for-like basis using 12 months of revenues in 2006, revenue decreased by 1.9% in 2007 compared to 2006 as traffic growth failed to offset the major price cuts made over the year.

•
Revenue derived from Telefónica O2 Ireland increased by 11.9% to €991 million in 2007 compared to €885 million in the eleven month period ended December 31, 2006, driven by an increase in Telefónica O2 Ireland’s customer base and ARPU growth.  On a like-for-like basis using 12 months of revenues in 2006, revenue growth was 2.8%.

•
Revenues derived from Telefónica O2 Czech Republic increased to €2,257 million in 2007 from €2,148 million in 2006 (an increase of 2.9% in local currency).  Revenues in the Czech fixed line segment were flat in 2007 compared to 2006, while mobile business was the key driver of this growth.

Expenses

Telefónica Europe’s total expenses increased 13.5% to €10,999 million in 2007 from €9,691 million in 2006.

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

Operating income before depreciation and amortization

OIBDA increased by 34.2% to €4,977 million in 2007 from €3,708 million in 2006.  2007 OIBDA included the capital gain from the sale of Airwave of €1,296 million and personnel reorganization and other non-recurring charges totaling €338 million related to the UK, Irish and German businesses.

•
OIBDA in Telefónica O2 UK increased to €1,923 million in 2007 from €1,777 million in the 11 month period to December 31, 2006 (an increase of 8.7% in local currency).  On a like-for-like basis using 12 months of OIBDA in 2006, Telefónica O2 UK’s OIBDA grew 1.0% in 2007 compared to 2006.

•
OIBDA in Telefónica O2 Germany decreased 18.9% to €473 million in 2007 from €583 million in the 11 month period to December 31, 2006.  On a like-for-like basis using 12 months of OIBDA in 2006, Telefónica O2 Germany’s OIBDA decreased 24.2% in 2007 compared to 2006.

•
OIBDA in Telefónica O2 Ireland increased by 2.0% to €316 million in 2007 from €310 million in the 11 month period to December 31, 2006.  On a like-for-like basis using 12 months of OIBDA in 2006, Telefónica O2 Ireland’s OIBDA decreased 6.6% in 2007 compared to 2006.

•	OIBDA in Telefónica O2 Czech Republic increased to €1,010 million in 2007 from €985 million in 2006 (an increase of 0.5% in local currency).

Depreciation and amortization

Telefónica Europe’s depreciation and amortization decreased 0.4% to €3,386 million in 2007 from €3,399 million in 2006.

Operating income

Telefónica Europe’s operating income increased to €1,591 million in 2007 from €309 million in 2006, primarily due to the previously described sale of Airwave.

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

Expenses

Telefónica Latin America’s total expenses increased 13.1% in 2007 to €13,605 million from €12,030 million in 2006.

•	Supplies increased 15.1% to €5,953 million in 2007 from €5,172 million in 2006, mainly due to interconnection costs and an increase in the cost of handsets driven by growth of gross adds and upgrades.

Supplies for Telefónica Latin America in Brazil increased to €2,045 million in 2007 from €1,753 in 2006 (an increase of 13.8% in local currency), principally due to the increase of interconnection mobile costs as a result of the end of the Bill & Keep rule in June 2007 and the higher co-billing costs for its fixed line business on account of higher personal mobile services traffic.

Supplies for Telefónica Latin America in Venezuela increased to €781 million in 2007 from €757 million in 2006 (an increase of 12.6% in local currency), principally due to increased commercial activity.  This increase was partially offset by a lower cost of handsets as a consequence of the GSM launch in January 2007.

Supplies for Telefónica Latin America in Argentina increased to €556 million in 2007 from €528 million in 2006 (an increase of 16.4% in local currency), principally due to higher interconnection costs as a result of higher traffic and capacity necessities.

Supplies for Telefónica Latin America in Chile increased to €472 million in 2007 from €402 million in 2006 (an increase of 26.4% in local currency), principally due to mobile interconnection rates, mobile handsets upgrades, purchases of pay TV content and the construction of increased broadband capacity.

Supplies for Telefónica Latin America in Colombia increased to €530 million in 2007 from €423 million in 2006 (an increase of 20.7 % in local currency), principally due to increase in interconnection costs driven by the growth of offnet traffic and sales of GSM handsets for technology migration driven to CDMA/TDMA customers in mobile business.

Supplies for Telefónica Latin America in Peru increased to €386 million in 2007 from €351 million in 2006 (an increase of 14.9% in local currency).  This increase was primarily driven by increased marketing efforts in both the mobile and fixed line businesses and an increase in mobile traffic.

Supplies for Telefónica Latin America in Mexico increased to €732 million in 2007 from €499 million in 2006 (an increase of 60.5% in local currency).  This increase was primarily due to an increase in interconnection costs driven by the growth of traffic and an increase in commercial activity.

Supplies or Telefónica Latin America in Central America increased 14.5% in constant euro terms to €217 million in 2007 from €209 million in 2006, principally due to an increase in roaming-out cost and an increase in the cost of handsets driven by growth of gross adds and upgrades.

Supplies for Telefónica Latin America in Ecuador increased to €109 million in 2007 from €107 million in 2006 (an increase of 11.8% in local currency), principally due the increase in interconnection costs driven by a growth of traffic.

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

Depreciation and amortization

Telefónica Latin America’s depreciation and amortization decreased 3.0% to €3,559 million in 2007 from €3,671 million in 2006.

Operating income

As a result of the foregoing, Telefónica Latin America’s operating income increased 22.8% to €3,562 million in 2007 from €2,900 million in 2006.

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

B.   Liquidity and Capital Resources

Cash Flow Analysis

The table below sets forth consolidated cash flow information for the periods indicated. Positive figures refer to cash inflows and those in parenthesis refer to cash outflows.

	Year ended December 31,
	2006	2007	2008
IFRS	(in millions of euros)
Net cash from operating activities	15,414	15,551	16,366
Net cash used in investing activities	(28,052)	(4,592)	(9,101)
Net cash (used in) from financing activities	14,572	(9,425)	(7,765)

Net cash from operating activities

Net cash from operating activities increased 5.2% to €16,366 million in 2008 from €15,551 million in 2007.  In 2007, the increase was 0.9% from €15,414 million in 2006.

In 2008, we had cash received from customers (€69,060 million) less cash paid to suppliers and employees (€48,500 million) totaling €20,560 million, 2.3% more than the €20,105 million generated in 2007.  This slight increase was largely driven by our strong position in our main markets, extensive business diversification and strategic commitment to growth in our operating markets.  In 2007, cash received from customers less cash paid to suppliers and employees rose 6.9% compared to €18,810 million in 2006, due mostly to the contribution of synergies arising from the integrated management of operations, cost cutting and growth in revenues.

Cash received from customers increased by 2.9% to €69,060 million in 2008 from €67,129 million in 2007.  This growth was the result of modestly higher revenue due to the growth in accesses, which in turn was due to the success of the commercial campaigns to win and retain customers.  In 2007, cash received from customers increased by 11.4% to €67,129 million from €60,285 million in 2006 for mainly the same reasons.

Cash paid to suppliers and employees in 2008 rose 3.1% to €48,500 million from €47,024 million in 2007.  This increase was primarily attributable to greater commercial efforts in the various geographic areas while maximizing the efficiency of the cost structure and to higher interconnection charges.  Cash payments to suppliers and employees in 2007 rose 13.4% from €41,475 million in 2006 due also to greater commercial efforts in the various geographic areas, while maximizing the efficiency of the cost structure, and to higher interconnection charges.

As was the case in 2007 compared to 2006, payments for employee benefits expense were higher in 2008 compared to 2007, in line with the increase in average headcount over the period.

Payments for net interest and other finance expenses in 2008 decreased 10.2% to €2,894 million from €3,221 million in 2007 mostly due to the decrease in our debt outstanding over the period.  In 2007 payments for net interest and other finance expenses increased 35.8% from €2,372 million in 2006, primarily due to the repayment of coupons on bonds and debentures issued in 2006 and to the impact of the increase in interest rates on the higher average debt balance.

Taxes paid in 2008 fell 3.0% to €1,413 million from €1,457 million in 2007, which was 32.5% increase over the €1,100 million paid in 2006 due to the higher profit stated in 2007 corresponding to the Latin America subsidiaries.

Net cash used in investing activities

Net cash used in investing activities increased by €4,509 million in 2008 to €9,101 million from €4,592 million in 2007.  This net increase was primarily attributable to the following investments in 2008: the acquisitions of Telemig by Brasilcel for €347 million, of shares of CNC and CU for €688 and €424 million, respectively, and of a 51.8% of CTC from minority shareholders for €640 million.  This net increase was partially offset by a 22.2%

decrease in payments on investments in companies, net of cash and cash equivalents acquired, from €2,798 million in 2007 to €2,178 million in 2008.  The main investment in 2007 was for a 42.3% stake in Telco for €2,314 million.

Net cash used in investing activities decreased by €23,460 million in 2007 to €4,592 million from €28,052 million in 2006.  This net decrease was due mainly to the decline in payments on investments in companies, net of cash and cash equivalents acquired, to €2,798 million in 2007 from €23,757 million in 2006, which was partially offset by the above-mentioned investment in Telco.  The main investment in 2006 was the acquisition of O2 for €23,553 million.

Payments on investment in property, plant and equipment and intangible assets in 2008 totaled €7,889 million, an increase of €615 million from 2007, driven by further investment in fiber optics, 3G technology, pay TV technology and ADSL.  Payments on investment in property, plant and equipment and intangible assets in 2007 increased 5.0% from 2006, to €7,274 million in 2007 from €6,933 million in 2006.

Proceeds on disposals of companies, net of cash and cash equivalents disposed, amounted to €686 million in 2008 mainly due to the €648 million obtained from the sale of Sogecable.  In 2007, the figure was €5,346 million, as a result of our disposals of stakes in Airwave and Endemol for €2,841 million and €2,107 million, respectively.  In 2006, proceeds on disposals of companies, net of cash and cash equivalents disposed, amounted to €2,294 million, including €1,816 million from the sale of TPI and €330 million from the partial divestment in Sogecable.

Net cash (used in) from financing activities

Net cash used in financing activities in 2008 totaled €7,765 million, down from €9,425 million in 2007.  The €1,660 million decline is primarily due to a decrease in the repayment of financing as a result of a decrease in our average outstanding net debt in 2008 to €45,785 million compared to €48,938 in 2007.  The €23,997 million decrease in 2007 from 2006 was mostly the result of the financing transactions, mainly the repayment of part of the financing arranged in prior years as a result of our plan to refinance the loan arranged to finance the acquisition of O2 shares.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses;

•	costs and expenses relating to the operation of our business;

•	dividend, other shareholder remuneration, and pre-retirement payments; and

•	debt service requirements relating to our existing and future debt.

We have announced a capital expenditure target of below €7,500 million for 2009, in 2008 constant euro terms, excluding any spectrum licenses which we may acquire and investments in our Real Estate Efficiency Program in Spain, a multi-year program related to the optimization of our real estate assets and rented properties in Spain, with significant year-on-year decreases in capital expenditures expected across regions.  In 2009, we expect to continue investing mainly in our 3G and broadband networks to meet existing growth opportunities related to broadband, increased network traffic and the offering of new products and services utilizing new or evolving technologies.  By region, our capital expenditures will be mainly directed to Latin America, as we view this region to possess the most growth potential for the Group, but we will manage spending depending on the needs of each country and return on potential investments, as our main goal is to sustain the cash flow generation.  Nevertheless, we expect to continue to make significant investments in our mobile and fixed networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving technologies.  Our principal capital expenditures are described in “Item 4. Information on the Company”.  Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts.  See “Cautionary Statement Regarding Forward-Looking Statements”.

We may also use funds to acquire new licenses or other operators or companies engaged in complementary or related businesses.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, our dividend, shareholder remuneration and pre-retirement payment commitments and financial and real estate investments.  In 2008, with respect to these items, we had the following principal cash expenditures: €2,224 million in connection with our share buyback program, €4,165 million in connection with the payment of dividends on Telefónica S.A. shares, €920 million in connection with the satisfaction of commitments under pre-retirement plans and €1,327 million in connection with financial and real estate net investments (mainly related to the acquisition of additional shares of CTC, CU and Telemig, which partially offset the cash received from the sale of our stake in Sogecable).

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt.  At December 31, 2008, we had gross financial debt of €53,188 million compared with €53,928 million at December 31, 2007.  For the amortization schedule of our consolidated gross financial debt at December 31, 2008, see “—Anticipated Sources of Liquidity” below.  Our net financial debt amounted €42,733 million at December 31, 2008 compared to €45,284 million at December 31, 2007.  For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt”.

For a discussion of our liquidity risk management policy, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 16 to our Consolidated Financial Statements.

Anticipated Sources of Liquidity

Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, interest obligations and principal payments.  We also rely on external borrowings, including a variety of short- and medium-term financial instruments, principally bonds and debentures, and borrowings from financial institutions.  Cash and cash equivalents are mainly held in euro and euro-denominated instruments.  We believe that, in addition to internal generation of funds, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will provide us with substantial flexibility for our future capital requirements as existing debt is retired.  As of the date of this Annual Report, our management believes that our working capital is sufficient to meet our present requirements.

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2008, as stated in euro using the European Central Bank buying rate for euro on such date.  We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments.  In 2008, the average interest rate on our average consolidated net debt was 5.95% (6.0% excluding positive exchange differences).  The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (€747 million).  It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (€1,086 million).  For a further description of liquidity risk faced by us, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

	AMORTIZATION SCHEDULE FOR THE YEAR ENDED DECEMBER 31,
	2009	2010	2011	2012	2013	Subsequent	Total
	(in millions of euros)
Non-convertible euro and foreign currency debentures and bonds	2,006	4,057	3,205	1,859	4,192	11,111	26,430
Promissory notes and commercial paper	1,595	–	–	–	–	–	1,595
Other marketable debt securities	–	–	115	–	–	1,939	2,054
Loans and other payables (principal and interest accrued)	4,499	2,054	6,467	3,781	1.686	4,439	22,926
Other financial liabilities	–	–	–	–	–	183	183
Total	8,100	6,111	9,787	5,640	5,878	17,672	53,188

(*)
Estimated future interest payments as of December 31, 2008 on our interest-bearing-debt are as follows: €2,429 million in 2009, €2,193 million in 2010, €1,827 million in 2011, €1,533 million in 2012, €1,286 million in 2013 and €8,714 million in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2008.

In 2008, we issued five-year bonds in an aggregate principal amount of €1,250 million, with an annual interest rate of 5.58%.  In 2009 through the date of this Annual Report, as a part of our refinancing plan to enhance the Group’s flexibility, we issued five-year bonds in an aggregate principal amount of €2,000 million, with an annual interest rate of 5.431%, on February 3, 2009, and seven-year bonds in an aggregate principal amount of €1,000 million, with an annual interest rate of 5.496%, on April 1, 2009.  On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in its €6,000 million credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of  €4,000 million of the €6,000 million drawn-down in exchange for the payment of additional fees and an upward adjustment in interest rates, as follows: (i) the maturity date for €2,000 million outstanding was extended to June 28, 2012 and (ii) the maturity date for the remaining €2,000 million outstanding was extended to June 28, 2013.

At December 31, 2008, we had unused committed credit lines of approximately €7,400 million, all of which bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate, or EURIBOR and the London Interbank Offered Rate, or LIBOR.  An aggregate of €2,720 million in principal amount of such credit lines are scheduled to expire prior to December 31, 2009.

Our borrowing requirements are not significantly affected by seasonal trends.

The table below sets forth the ratings of our short- and long-term debt as of the date of this Annual Report. A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

Rating Agency	Issuer	Long-Term Debt	Short-Term Debt	Outlook	Last Update
Moody’s	Telefónica, S.A.	Baa1	P-2	Positive	February 17, 2009
JCR	Telefónica, S.A.	A	–	Stable	December 17, 2008
Standard & Poor’s	Telefónica, S.A.	A-	A-2	Stable	December 2, 2008
Fitch	Telefónica, S.A.	A-	F-2	Stable	November 25, 2008

•	Moody’s, on February 17, 2009, raised Telefónica S.A.’s rating outlook to “Baa1/positive outlook” from “Baa1/stable outlook”.

•	JCR, the Japanese rating agency, on December 17, 2008, upgraded its credit rating for Telefónica, S.A. to “A/stable outlook” from “A-/stable outlook”.

•	Standard & Poor’s, on December 2, 2008, upgraded its rating of Telefónica S.A. from “BBB+/positive outlook” to “A-/stable outlook”.

•	Fitch, on November 25, 2008, upgraded its rating from “BBB+/positive outlook” to “A-/stable outlook”.

Our ability to use external sources of financing will depend in large part on our credit ratings.  We believe that we are well-positioned to raise capital in financial markets.  However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt by any of Fitch, Moody’s, JCR and/or Standard & Poor’s may increase the cost of our future borrowing or may make it more difficult to access the public debt markets.  In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to the general macroeconomic and political conditions, the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our acquisition policy, our ability to integrate acquisitions and our ability to refinance debt.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business.  At December 31, 2008, we had loans outstanding totaling €15,453 million (€18,497 million at December 31, 2007) to companies in the Telefónica Group (including subsidiaries located in Latin American countries) compared to €18,497 million at December 31, 2007.  These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals).

C.    Research and Development, Patents and Licenses, etc.

We continue to be firmly committed to technological innovation as a key tool for achieving sustainable competitive advantages, preempting market trends and differentiating our products.  Through the introduction of new technologies and the development of new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

We have developed an open innovation model for the management of technological innovation in order to promote the application of technical research to the development of commercial products and services.  We focus on certain applied research and development, or R&D, priorities which are aligned with our strategy.  This model promotes open innovation initiatives such as the creation of a venture capital fund and participation in enterprise collaboration forums, among other things.  It also makes use of the knowledge developed at technological centers, universities, and start-up companies, among other sources, and encourages innovation in collaboration with other agents, who will become “technological partners”, including clients, universities, public administrations, suppliers, content providers and other companies.  We believe that differentiating our products from those of our competitors and improving our market position cannot be based solely on acquired technology.  We also believe it is important to foster R&D activities in an effort to achieve this differentiation and to advance other innovation activities.  Our R&D policy is aimed at:

•	developing new products and services in order to gain market share;

•	fostering customer loyalty;

•	increasing revenues;

•	improving management;

•	improving business practices; and

•	increasing the quality of our infrastructure and services to improve customer service and reducing costs.

In 2008, we undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of our presence in new markets and technological leadership.  Our technological innovation activities are an integral part of our strategy to create value through broadband, IP network, wireless and new generation (fiber optic) networks communications.

In addition, in 2008 we undertook projects to promote increased access to information technology, new services focused on new Internet business models, advanced user interfaces, mobile TV and other broadband services.  These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that might have a relevant impact on our businesses, and to test such technologies with trials relating to new services, applications and platform prototypes.

In 2008, new business and operational support systems were developed and existing systems were improved.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo S.A.U., or Telefónica I+D, our wholly owned subsidiary, which works principally for our lines of business.  In performing its functions, Telefónica I+D receives assistance from other companies and universities.  Telefónica I+D’s mission focuses on improving our competitiveness through technological innovation and product development.  Telefónica I+D leads experimental and applied research and product development to increase the range of our services and reduce operating costs.  It also provides technical assistance to our Latin American and European operations.  Telefónica I+D’s activities include the following:

•
development of new products and fixed telephone services, particularly the development of such value added services as broadband, digital home, mobile communications and Internet services for the public, corporate, mobile TV and multimedia sectors;

•
development of new modes of communications for communities, telemedicine, home and company telemonitoring and new infrastructure to provide such services, such as the Internet protocol environment and new generation networks, such as fiber optics;

•
development of innovative solutions for the real time provisioning, operating and billing of our networks and services, which includes the development of management systems designed to strengthen infrastructure and its quality;

•	development of business support systems to better identify customer characteristics in order to provide innovative solutions; and

•	applied research to undertake, understand and develop those aspects, opportunities and specialty new technologies for the evolution of our different businesses.

In 2008, approximately 44% of Telefónica I+D’s funding assigned to R&D was for the benefit of the business in Spain, 28% for businesses in Latin America, 22% for Telefónica (primarily the Corporate Innovation Program, which includes projects with a medium- to long-term focus involving two or more business units) and 6% for our other subsidiaries, such as Telefónica O2 Europe.

At December 31, 2008, Telefónica I+D had 1,233 employees, who also collaborated with qualified professionals from 84 companies and 54 universities.

Our total R&D expenses were €588 million, €594 million and €668 in 2006, 2007 and 2008, respectively.  These expenses represented 1.1%, 1.1% and 1.2% of our consolidated revenues, respectively.  These figures have been calculated using the guidelines set out in the OECD Manual.  These guidelines include expenses for research and development that, because of timing of projects or accounting classifications, we do not include in their entirety in our consolidated balance sheet.

D.    Trend Information

We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America.  Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others.  In addition, our holdings in CU and Telecom Italia create opportunities for strategic alliances that reinforce our competitive position, scale and efficiency.

Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate.  The current adverse economic environment and uncertainty about present global economic conditions may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services.  We can expect the regulatory landscape to change in Europe as a consequence of the revised regulations resulting from the review of the common regulatory framework currently in place in the European Union.  In addition, we may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of spectrum rights of use and spectrum allocation.

We face intense competition in most of our markets, and we are therefore subject to the effects of actions by our competitors.  The intensity of the competition may deepen, having an impact on tariff structures, consumption, market share and commercial activity, which could result in decreases in current and potential customers, revenues and profitability.

However, we are in a strong competitive position in the markets where we operate and, in an uncertain environment, we believe we can thrive by maintaining or strengthening our position further by increasing our focus on meeting customer needs.  We intend to continue to seek and take advantage of growth opportunities, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses.  We seek to lead the industry by anticipating trends in the new digital environment.

We will continue transforming our operating model to increase our operational efficiency and capture the synergies arising from our integrated approach to businesses, processes and technologies and will maintain a regional approach to tackle this transformation more efficiently.  At the same time, we will continue to be strongly committed to technological innovation as a key tool for achieving sustainable competitive advantages, anticipating market trends and differentiating our products.  We continually seek to become a more efficient and customer-oriented Group, by introducing new technologies and developing new products and business processes.

In Spain, we will continue to intensify our commercial focus on offering higher quality services, by increasing the effectiveness of our sales channels and further improving our networks to increase customer satisfaction and extend our advantage over our competitors.  We will seek to strengthen relations with our customers through targeted commercial offerings, developing new forms of marketing and bundling services more effectively, taking into account the different geographical areas, and pushing for growth in fixed and mobile broadband services.  Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client.  The mobile business will continue to play a fundamental role as an engine of regional growth.  That is why we continue to further improve the capacity and coverage of our networks, adapting our distribution network and enhancing customer loyalty policies.  With regard to the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. We will further advance efficiency, in operational and commercial terms, and synergies achievement by implementing global, regional and local projects.

In Europe, customers will remain at the center of our strategy and management priorities in the region, by offering them best value and driving the mobile and fixed broadband services to maintain our customer satisfaction advantage over our competitors.  Various initiatives will be implemented to improve our operating efficiency.

In summary, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while maintaining its commitment to technological innovation and strengthening its competitive position by focusing even more on the client.

E.    Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future.  These commitments are not included in our consolidated balance sheet at December 31, 2008 although they are described in the notes to our Consolidated Financial Statements.  These commitments primarily relate to put rights pursuant to which third parties can require us to purchase some or all of their interests in certain of our subsidiaries or joint ventures, as in the case of Brasilcel and Colombia Telecom, and contingent obligations in the form of guarantees.  For additional detail on our off-balance sheet commitments, see Note 21(b) to our Consolidated Financial Statements.

F.    Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future.  The amounts payable (including accrued interest payments) are as of December 31, 2008.  For additional information, see our Consolidated Financial Statements included elsewhere herein.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 Years
	(in millions of euros)
Financial liabilities (1)(2)	53,188	8,100	15,898	11,518	17,672
Operating lease obligations (3)	5,848	898	1,450	1,124	2,376
Purchase obligations (4)	2,770	1,294	562	330	584
Other liabilities (5)	1,734	1,734	–	–	–
Total	63,540	10,732	17,348	12,972	20,632

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)
This item includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS.  Future interest payments as of December 31, 2008 on our interest-bearing-debt are as follows: €2,429 million in 2009, €2,193 million in 2010, €1,827 million in 2011, €1,533 million in 2012, €1,286 million in 2013 and €8,714 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2008. It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS.  For a more detailed description of our financial derivative transactions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

(3)
Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country.  Accordingly, we have included only those amounts that represent the initial contract period.

(4)	This item includes definitive payments due for agreements to purchase goods (such as network equipment) and services.

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

Item 6.      Directors, Senior Management and Employees

A.    Directors and Senior Management

During 2008, our Board of Directors met 11 times. At April 30, 2009, our Board of Directors had met four times during 2009.  At April 30, 2009, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
César Alierta Izuel(1)	63	1997	2012

Vice-chairmen
Isidro Fainé Casas(1)(2)	66	1994	2011
Vitalino Manuel Nafría Aznar(3)(4)(5)(6)(7)	58	2005	2011

Members (vocales)
Julio Linares López(1)(8)	63	2005	2011
José María Abril Pérez (1)(3)(5)	57	2007	2013
José Fernando de Almansa Moreno-Barreda(5)(6)(9)	60	2003	2013
Jose María Álvarez –Pallete López	45	2006	2012
David Arculus (5)(6)	62	2006	2011
Eva Castillo Sanz (9)	46	2008	2013
Carlos Colomer Casellas(1)(8)(10)(11)	65	2001	2011
Peter Erskine(1)(8)(9)(10)	57	2006	2011
Alfonso Ferrari Herrero (1)(4)(5)(6)(7)(10)	67	2001	2011
Luiz Fernando Furlán(5)	62	2008	2013
Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(7)(9)(10)(11)	63	2002	2012
Pablo Isla Álvarez de Tejera(6)(7)(8)(10)(11)	45	2002	2012
Antonio Massanell Lavilla(2)(4)(7)(8)(11)	54	1995	2011
Francisco Javier de Paz Mancho (1)(5)(6)(7)	50	2007	2013

(1)	Member of the Executive Commission of the Board of Directors.

(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona (“La Caixa”).

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).

(4)	Member of the Audit and Control Committee of the Board of Directors.

(5)	Member of the International Affairs Committee.

(6)	Member of the Regulation Committee.

(7)	Member of the Human Resources and Corporate Reputation and Responsibility Committee.

(8)	Member of the Innovation Committee.

(9)	Member of the Strategy Committee.

(10)	Member of the Nominating, Compensation and Corporate Governance Committee.

(11)	Member of the Service Quality and Customer Service Committee.

Board Committees

At April 30, 2009, the committees of our Board of Directors and members thereof are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by Spanish corporate law, under our Articles of Association, or under our Board Regulations.  This commission is made up of fewer directors and meets more frequently than our Board of Directors.  The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. Julio Linares López, Mr. José María Abril Pérez, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero, Mr.

Gonzalo Hinojosa Fernández de Angulo, Mr. Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

Audit and Control Committee

The Audit and Control Committee functions are regulated by our bylaws and our Board Regulations.  The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory and oversight functions, specifically having the following responsibilities:

•	to report, through its chairman, to our general meeting of shareholders on matters raised at the general meeting of shareholders relating to the functions and matters of competence of the committee;

•
to propose to our Board of Directors to submit to our general meeting of shareholders the appointment of our auditors referred to in Article 204 of the Stock Company Act, as well as, when appropriate, the terms of their engagement, scope of professional assignment and revocation or non-renewal of their appointment;

•	to supervise the internal audit services;

•	to have an understanding of the process for gathering financial information and the internal control systems; and

•
to maintain the necessary relations with the auditors to receive information on all matters that may put their independence at risk, and any other matters related to the process of auditing our accounts, as well as to receive information and maintain communication with our auditors as required by laws relating to the audit process and with respect to technical regulations on auditing.

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2008, the Audit and Control Committee met 12 times and, as of the date of this Annual Report, had met four times in 2009.  The members of the Audit and Control Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Antonio Massanell Lavilla, Mr. Alfonso Ferrari Herrero and Mr. Vitalino Manuel Nafría Aznar.

Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee is responsible for, among other things, reporting to our Board of Directors with respect to proposals for the appointment, re-election and removal of directors, members of the Executive Committee and the other committees of our Board of Directors and top members of our management and management of our subsidiaries.  In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for proposing to the Board of Directors, within the framework established in the bylaws, the compensation for the directors and reviewing it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of the Board Regulations, to propose to the Board of Directors, within the framework established in the bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive directors and the senior executive officers of Telefónica, including the basic terms of their contracts, for purposes of contractual implementation thereof and to supervise compliance with Telefónica’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera. During 2008, the Nominating, Compensation and Corporate Governance Committee met nine times, and as of the date of this Annual Report, had met three times in 2009.

Human Resources and Corporate Reputation and Responsibility Committee

The Human Resources and Corporate Reputation and Responsibility Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation, responsibility and the promotion of our values within the Telefónica Group.  The Human Resources and Corporate Reputation and Responsibility Committee met five times during 2008, and as of the date of this Annual

Report had met twice in 2009.  The members of the Human Resources and Corporate Reputation and Responsibility Committee are Mr. Francisco Javier de Paz Mancho (chairman), Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Pablo Isla Álvarez de Tejera, Mr. Antonio Massanell Lavilla and Mr. Vitalino Manuel Nafría Aznar.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us.  Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters.  The members of the Regulation Committee are Mr. Pablo Isla Álvarez de Tejera (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mr. David Arculus, Mr. Alfonso Ferrari Herrero, Mr. Vitalino Manuel Nafría Aznar and Mr. Javier de Paz Mancho. During 2008, the Regulation Committee met four times, and as of the date of this Annual Report, had met three  times in 2009.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide.  The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors.  The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Carlos Colomer Casellas and Mr. Pablo Isla Álvarez de Tejera. During 2008 the Service Quality and Customer Service Committee met five times, and as of the date of this Annual Report, had met twice in 2009.

International Affairs Committee

The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors.  The International Affairs Committee pays close attention to events taking place in countries where we have operations and which may affect our competitive position, corporate image and financial results.  The International Affairs Committee also oversees our non-profit foundations in such countries.  The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. José María Abril Pérez, Mr. David Arculus, Mr. Alfonso Ferrari Herrero, Mr. Luiz Fernando Furlán, Mr. Gonzalo Hinojosa Fernández de Ángulo, Mr. Vitalino Manuel Nafría Aznar and Mr. Francisco Javier de Paz Mancho.  During 2008, the International Affairs Committee met four times, and as of the date of this Annual Report had met once in 2009.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation.  Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group.  The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. Pablo Isla Álvarez de Tejera, Mr. Antonio Massanell Lavilla, Mr. Peter Erskine and Mr. Julio Linares López.  During 2008, the Innovation Committee met two times, and as of the date of this Annual Report, had met twice in 2009.

Strategy Committee

The Strategy Committee was formally established by the Board of Directors’ meeting held on December 17, 2008.  Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group.  The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mrs. Eva Castillo Sanz and Mr. Gonzalo Hinojosa Fernández de Angulo. The Strategy Committee did not meet during 2008, and as of the date of this Annual Report, had met four times in 2009.

Biographies of Directors

Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Asociación Española de Analistas Financieros).  Between 1996 and November 1999, he was director and chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A. and of Iberia, S.A.  On January 1997, Mr. Alierta was appointed as a director of Telefónica and on July 26, 2000, he was appointed as our Executive Chairman.  Mr. Alierta is director of Telecom Italia since November 8, 2007 and of China Unicom (Hong Kong) Limited since October 15, 2008.  Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers.

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banco Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978).  Mr. Fainé is currently chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), chairman of Abertis Infraestructuras, S.A., vice-chairman of Confederación Española de Cajas de Ahorros, and second vice-chairman of Repsol YPF, S.A.  He is also member of the board of directors of Criteria CaixaCorp, S.A., Banco Portugués de Investimento, S.A. (BPI), Hisusa, Holding de Infraestructuras y Servicios Urbanos, S.A., Societé des Autoroutes du Nord et de l’Est de la France, and Grupo Financiero Inbursa.  Mr. Fainé holds a doctorate degree in economics, a diploma in Alta Dirección (Senior Management) from IESE Business School (Instituto de Estudios Superiores de la Empresa) and an ISMP in business administration from Harvard University.  He is a member of the Real Academia de Ciencias Económicas y Financieras.

Mr. Vitalino Manuel Nafría Aznar serves as Vice-Chairman of our Board of Directors.  In 1966 he joined Banco de Vizcaya, S.A. In 1983, Mr. Nafría Aznar was appointed general manager of Induban, S.A. (Banco de Financiación Industrial) in Bilbao.  In 1988 he worked as regional manager for Aragón, Navarra y Rioja at Banco Bilbao Vizcaya (BBV). In 1990, he was appointed business manager of BBV.  In April 1998, he was appointed director of the board of directors and general manager of BBV in Mexico.  In July 2000, he was appointed chief executive officer and director of the board of directors of Grupo Financiero BBA Bancomer (GFBB).  In December 2001, he was appointed member of the executive committee of BBVA and in January 2003 he became general manager of BBVA America.  Since January 2005 he has been the Retail Banking Manager in Spain and Portugal for BBVA.  He is now in early retirement. Since February 2009, he is chairman of the board of directors of Metrovacesa, S.A.

Mr. Julio Linares López serves as a director of our Board of Directors and as our Chief Operating Officer since December 19, 2007.  In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department.  In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo, S.A.  In December 1994, he became deputy general manager of Marketing and Services Development department in the commercial area and subsequently, deputy general manager for Corporate Marketing.  In July 1997, he was appointed chief executive officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemáticas, S.A.  In January 2000, he was appointed executive chairman of Telefónica de España, S.A., a position which he held until December 2005, when he was appointed our managing director for Coordination, Business Development and Synergies of Telefónica.  He is currently member of the board of directors of Telecom Italia.  Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Mr. José María Abril Pérez serves as a director of our Board of Directors.  From 1975 to 1982 he served as financial manager of Sociedad Anónima de Alimentación (SAAL).  Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was financial manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as managing director of Investment Corporate Banking.  From January to April 1993, he was appointed executive coordinator of Banco Español de Crédito, S.A.  In 1998, he became general manager of the Industrial Group of BBVA. In 1999, he was appointed member of the executive committee of the BBVA Group.  He has also been a member of the board of directors of Repsol, S.A., Iberia S.A. and Corporación IBV.  In 2002 he became managing director of Wholesale and Investment Banking Division and member of the executive committee of BBVA, and he is now in early retirement.  Until July 2007, he was vice president of Bolsas y Mercados Españoles, S.A. He is currently member of the board of directors of Advancell, S.A.  He holds a degree in economics from the University of Deusto (Bilbao, Spain) and he has been professor at such university for nine years.

Mr. José Fernando de Almansa Moreno-Barreda serves as a director of our Board of Directors.  In December 1974 he joined the Spanish Diplomatic Corps (Cuerpo Diplomático) and served from 1976 to 1992 as Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, Chief Director for Eastern European Affairs, Director of Atlantic Affairs in the Spanish Foreign Affairs Ministry, Counselor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry.  From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Advisor to His Majesty the King.  He is also substitute director of BBVA Bancomer México, S.A. de C.V. and member of the board of directors of Médi Telecom.  He holds a law degree from the University of Deusto (Bilbao, Spain).

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

Sir David Arculus serves as a director of our Board of Directors. From 1998 to 2001, he was chairman of Severn Trent Plc. and IPC Group Ltd. From 2002 to 2004, he was chairman of Earls Court and Olympia Ltd. From 2004 to January 2006, he served as chairman of O2 (now Telefonica Europe). Sir David Arculus was deputy president of the Confederation of British Industry (CBI) until 2006 and is currently a member of the board of directors of Pearson, Plc.  He is also chairman of the Royal Institution of Great Britain. In 1972 he received an MBA from the London Business School.  In 1996, he received his master’s degree in engineering and economics from Oriel College, Oxford, and in 2003 he received a degree Honoris Causa from the University of Central England.

Ms. Eva Castillo Sanz serves as a director of our Board of Directors. Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years.  After that, she worked for another five years for Goldman Sachs International in London in the International Equities department.  In 1997 Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal. In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became chief executive officer of Merrill Lynch Capital Markets Spain.  After that, Ms. Castillo was appointed chief operating officer for EMEA Equity Markets.  In October 2003 she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain.  Currently she heads Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business.  She is a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees.  Ms. Castillo holds degrees in business, economics and law (ICADE – 3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a director of our Board of Directors.  Mr. Colomer began his career in 1970 as marketing vice-chairman of Henry Colomer, S.A.  In 1980, he was appointed chairman and general manager of Henry Colomer, S.A. and Haugron Cientifical, S.A.  In 1986, he was also appointed president of Revlon for Europe.  In 1989, he became chairman of Revlon International and in 1990, he was appointed executive vice-president and chief operating officer of Revlon Inc.  In 2000, he was appointed chairman and chief executive officer of the Colomer Group. Mr. Colomer is chairman of the Colomer Group.  He is also director of Indo Internacional, S.A., chairman of Ahorro Bursátil, S.A. SICAV and Inversiones Mobiliarias Urquiola, S.A. SICAV.  Mr. Colomer has a degree in economics from the University of Barcelona and an MBA from IESE Business School (Instituto de Estudios Superiores de la Empresa).

Mr. Peter Erskine serves as a director of our Board of Directors.  He began his career in the field of marketing and brand management in Polycell and in Colgate Palmolive.  He worked for several years at the Mars Group, serving as vice-chairman for Europe of Mars Electronics.  In 1990 he was appointed vice-president of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including director of British Telecom  (BT) Mobile and president and chief executive officer of Concert.  In 1998 he became managing director of BT Cellnet. Subsequently, in 2001 he became chief executive officer and a director of the board of directors of Telefónica O2 Europe, Plc (now Telefonica Europe).  In 2006 he became executive chairman of Telefónica O2 Europe, Plc and from July 2006 until December 2007 he served as general manager of the business unit Telefónica Europe. In 2008, he joined the Telecom Advisory Boards of Apax Partners and MacQuarie European Infrastructure Fund, and become a member of the Strategy Advisory Committee of Henley Management Centre.  In January 2009 he joined the Board of Ladbrokes P.L.C. as a non executive director.  Currently, he is also member of the advisory board of the University of Reading Business School.  In 1973, he received a degree in psychology from Liverpool University.

Mr. Alfonso Ferrari Herrero serves as a director of our Board of Directors. From 1968 to 1969 he was assistant to the financial manager of Hidroeléctrica del Cantábrico, S.A. From 1969 to 1985, he worked in Banco Urquijo, S.A. holding several positions as analyst, manager of Industrial Investments and as a representative in several subsidiaries in his capacity as member of the board of directors of Banco Urquijo, S.A.  From 1985 to 1996 he was a member of the board of directors and manager of Corporate Finance of Beta Capital Sociedad de Valores, S.A., of which Mr. Ferrari was a co-founder.  From 1996 until 2000 served as chairman and chief operating officer of Beta Capital, S.A.  He has a doctorate in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid) and holds an MBA from Harvard University.

Mr. Luiz Fernando Furlán serves as a director of our Board of Directors.  Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Embraco, S.A. (Brasmotor Group-Brazil) and Panamco (Pan American Beverages, Inc. – USA).  He was also member of the consulting board of IBM in Latin America and of ABN Amro Bank in Brazil, as well as chairman of Brazilian Chicken Exporters Association (ABEF), Brazilian Association of Public Owned Companies (ABRASCA) and of Mercosur European Union Business Forum (MEBF). He also was vice-president of Sao Paulo Entrepreneurs Association (FIESP).  From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. Currently he is also chairman of the board of directors of Sadia, S.A. and of Amazonas Sustainability Foundation and member of the board of directors of Redecard S.A. and Amil Participações S.A., and member of the Advisory/Consultive Board of Panasonic (Japan) and McLarty & Associates (USA).  He holds a degree in chemical engineering from the Industrial Engineering Faculty of São Paulo and in business administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

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

Mr. Antonio Massanell Lavilla serves as a director of our Board of Directors. In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), where he held several posts and in 1990, he was appointed assistant manager and secretary of the Steering Committee.  In the same year, he was appointed member of the board of directors of VidaCaixa, S.A., Seguros de la Caixa, S.A., Socredit (Monaco), and Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros.  Mr. Massanell is currently executive deputy general manager of la Caixa and a member of the boards of directors of e-La Caixa 1, S.A., Port Aventura, S.A. Espacio Pyme, S.A., Boursorama, S.A. and Caixa Capital Risc, S.G.E.C.R., S.A.  He is also chairman of Serveis Informátics La Caixa and Fundació Barcelona Digital. Mr. Antonio Massanell Lavilla holds a degree in economics from the University of Barcelona.

Mr. Francisco Javier De Paz Mancho serves as a director of our Board of Directors. From 1990 to 1993, he was Secretary to the Board of the Spanish Consumers Association (Unión de Consumidores de España, UCE).  From 1993 to 1996, he served as general manager of Internal Trade of the Spanish Ministry of Tourism and Commerce.  From 1994 to 1996, he was chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was corporate strategy manager of the Panrico Donuts Group. From 1998 to 2004, he served as director of Mutua de Accidentes de Zaragoza (MAZ) and of the Panrico Group.  From 2004 to 2006, he was director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as chairman of the Patronal Pan y Bollería Marca (COE).  From 2004 to 2007, he was chairman of the National Company MERCASA. He has also been a member of the board of directors of Altadis, S.A., and of the Economic and Social Board and its permanent commission.  From July 2006, he has been a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras).  Mr. de Paz has a diploma in publicity and information and followed studies in law.  He followed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).

Executive Officers/Management Team

At April 30, 2009, our executive management team was composed of six general managers, in addition to our three executive officers who are also directors on our Board of Directors.
Name	Position	Appointed	Age
César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	63
Julio Linares López	Chief Operating Officer	2007	63
José María Álvarez –Pallete López	General Manager of Telefónica Latin America	2002	45
Guillermo Ansaldo Lutz	General Manager of Telefónica Spain	2007	47
Matthew Key	General Manager of Telefónica Europe	2007	46
Santiago Fernández Valbuena	General Manager of Finances and Corporate Development	2002	51
Luis Abril Pérez	Technical General Secretary to the Chairman	2002	61
Calixto Ríos Pérez	General Manager of Internal Audit	2002	64
Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and Secretary to the Board	2003	54

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

Mr. Matthew Key serves as General Manager of Telefónica Europe and is a member of the Executive Committee of Telefónica.  From 1984 until 1998 he was in charge of different responsibilities beginning in Arthur Young, in the Grand Metropolitan Plc (1988), in Coca Cola & Schweppes Beverages Ltd (1993-1995), then he started working in Kingfisher Plc and finally from 1998 to 2002 he moved to Vodafone Plc. From 2000 to 2002 he worked as non–executive director in Vodafone Egypt.  He has served as chairman and non-executive director of Telco Mobile since 2003. From 2003 to 2005 he was non-executive director of Link Stores.  In February 2002, he was appointed chief financial officer of Telefónica O2 UK until December 2004.   In January 2005, he was appointed chief executive officer of Telefónica O2 UK. He holds a degree in economics from the Birmingham University.

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

Mr. Calixto Ríos Pérez serves as our General Manager of Internal Audit. In 1973, Mr. Ríos joined Banco Exterior de España, S.A. as the General Manager of Extebank in New York City.  Subsequently he was appointed chief executive officer and chief operating officer of Extebandes, in Venezuela.  Later, Mr. Ríos returned to Madrid as the general manager of International Banking Subsidiaries of Banco Exterior de España, S.A.  In 1990, he was appointed chief executive officer responsible for overseeing the construction, management and marketing of the Olympic Village for the Olympic games of Barcelona and a year later was appointed chief financial officer of Tabacalera, S.A.  After the merger of Tabacalera with the French company, Seita, he was appointed advisor to the chairman and head of Strategy and Planning.  In November 2000, he joined the Telefónica Group as general manager for Institutional Relations, and in July 2002 he was appointed general manager for Internal Auditing and Communications.  He holds a degree in economics from the Universidad Complutense of Madrid.

Mr. Ramiro Sánchez de Lerín García-Ovies serves as our General Secretary and Secretary to our Board of Directors.  He began his career in Arthur Andersen, first working for its audit department and later for its tax department.  In 1982, he became a Government Attorney (Abogado del Estado) and started working for the Local Tax Authorities in Madrid (Delegación de Hacienda de Madrid).  Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry.  He has been general secretary and secretary of the Board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A.  He has also held teaching positions in Instituto Católico de Administración y Dirección de Empresas (ICADE), Instituto de Empresa and Escuela de Hacienda Pública.

B.    Compensation

The compensation of Telefónica’s directors is governed by Article 28 of Telefónica’s bylaws, which states that the aggregate compensation amount that Telefónica may pay to all of its directors as remuneration and attendance fees shall be fixed by the shareholders at the general meeting of shareholders, and such amount shall remain unchanged until the shareholders decide to modify it.  The Board of Directors shall determine the exact amounts to be paid within such limit and the distribution thereof among the directors.  In this respect, on April 11, 2003, our shareholders set the maximum gross annual amount to be paid to the Board of Directors at €6 million.  This includes fixed payments and fees for attending meetings of the Board of Directors’ advisory or control committees described above.  In addition, the compensation provided for above is in addition to other professional or employment compensation accruing to the directors by reason of any executive or advisory duties that they perform for the Group, other than the supervision and collective decision-making duties inherent in their capacity as directors.

Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Executive Commission and/or any of the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees.  In this respect, it was also agreed that from September 2007 executive board members, other than the Chairman, would only receive compensation for discharging their executive duties as stipulated in their respective contracts and not in their capacity as directors.

The following table presents the fixed annual amounts paid to directors for membership in the Board of Directors, Executive Commission and any advisory or control committees.

Position	Board of Directors	Executive Commission	Advisory or Control Committees
	(in euros)
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	–

Board member (vocal):
Executive	–	–	–
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

In addition, each director is paid a fee of €1,250 for attendance at each meeting of an advisory or control committee.

Total compensation paid to Telefónica directors for discharging their duties in 2008 amounted to €3,922,333 in fixed compensation and €215,000 in fees for attending advisory or control committee meetings.  It should also be noted that the compensation paid to Telefónica directors for serving as members on the Boards of other Telefónica Group companies amounted to €1,349,794.  In addition, the directors who are members of the regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received additional aggregate compensation of €88,750 in 2008.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2008:

				Other Board Committees
Board Members	Board of Directors	Executive Commission		Fixed payment	Attendance fees	Total
				(in euros)
Chairman
César Alierta Izuel	300,000	100,000		–	–	400,000
Vice chairmen
Isidro Fainé Casas	250,000	100,000		–	–	350,000
Vitalino Manuel Nafría Aznar	250,000	–		51,334	30,000	331,334
Members
Julio Linares López	–	–		–	–	–
José María Abril Pérez	150,000	100,000		14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	–		42,000	11,250	203,250
José María Álvarez-Pallete López	–	–		–	–	–
David Arculus	150,000	–		23,333	6,250	179,583
Eva Castillo Sanz	137,500	–		–	–	137,500
Carlos Colomer Casellas	150,000	100,000		36,167	11,250	297,417
Peter Erskine	150,000	100,000		17,500	8,750	276,250
Alfonso Ferrari Herrero	150,000	108,333	(*)	82,833	37,500	378,666
Luiz Fernando Furlán	137,500	–		11,667	5,000	154,167
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000		84,000	43,750	377,750
Pablo Isla Álvarez de Tejera	150,000	–		72,333	18,750	241,083
Antonio Massanell Lavilla	150,000	–		47,833	30,000	227,833
Francisco Javier de Paz Mancho	150,000	100,000		56,000	11,250	317,250
Total	2,575,000	808,333		539,000	215,000	4,137,333

(*)	Alfonso Ferrari Herrero was appointed member of the Executive Commission on December 19, 2007 and therefore the compensation for that month is included in this figure.

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

Item	2008
(in euros)
Salaries	5,704,005
Variable compensation (1)	7,885,683
Compensation in kind (2)	76,746
Contributions to pension plans	25,444

(1)
“Variable compensation” in 2008 includes a multi-year variable payment under the Extraordinary Cash Incentive Program of  €2,075,189 for the fulfillment of certain targets and operating and business metrics established for the Group for 2005-2007. This payment was made in the first half of 2008.

(2)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, under the Pension Plan for Senior Executives, the Telefónica Group made total contributions in 2008 on behalf of executive directors of €1,860,754.  The Pension Plan for Senior Executives is wholly funded by Telefónica.  This plan envisages annual defined contributions equivalent to specific percentages of the relevant executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each such executive as detailed in the plan.  See Note 19 to the Consolidated Financial Statements.

Under the Performance Share Plan approved at the general shareholders’ meeting of June 21, 2006 and described in more detail below, the maximum number of shares corresponding to the first, second and third phases of the Performance Share Plan will be given on July 1, 2009, July 1, 2010 and July 1, 2011, respectively, to each of Telefónica’s executive directors if all the terms established for such delivery are met is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares, respectively; for Julio Linares López 65,472, 57,437 and 101,466

shares, respectively; and for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively.  See Note 20 to the Consolidated Financial Statements.

It should be noted that the non-executive directors do not receive and did not receive in 2008 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, we do not grant and did not grant in 2008 any advances, loans or credits to the directors, or to our top executives, in accordance with the requirements of the Sarbanes-Oxley Act.

In 2008, our six executive officers (which for these purposes, are understood to be individuals who perform senior management functions in a company reporting directly to the management bodies, executive committees or to the chief executive officer, including the person in charge of the internal audit, excluding those that are also members of the Board of Directors), were paid a total compensation package of €13,223,911 in the aggregate (including amounts paid pursuant to the Extraordinary Cash Incentive Program mentioned in footnote (1) to the table above).

In addition, the maximum number of shares corresponding to the first, second and third phases of the Performance Share Plan described below to be delivered to these senior executives as a group, if all the established terms are met, is 157,046 shares, 130,911 shares and 306,115 shares, respectively.  Finally contributions made on behalf of these six executives under the Pension Plan for Senior Executives mentioned above amounted to an aggregate amount of €911,041 in 2008.

Furthermore, in 2008, Antonio Viana-Baptista, who stepped down from his executive duties on January 31, 2008, received €8,584,000 of severance in accordance with his senior management contract dated October 21, 1998.  In 2008, Mr. Viana-Baptista also received €3,289,972 for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) a long-service bonus accrued for the period 2005 through 2007 and (iv) settlement of accrued credits and similar receivable.

Finally, executive officer contracts, including those of executive directors, generally include a severance clause entitling such executives to three years of salary plus another year based on the length of service with us.  The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.

Incentive Plans

In each of 2006, 2007 and 2008, the Telefónica Group had the following incentive payment plans linked to the share price of Telefónica, S.A. in effect.

Telefónica, S.A. share plan: “Performance Share Plan”

At the general meeting of shareholders of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies.  Under this plan, selected participants who meet the qualifying requirements are given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The Performance Share Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”).  At the start of each phase the number of shares to be awarded to Performance Share Plan beneficiaries is determined based on their success in meeting targets set.  The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others.  The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for us throughout the three years of the phase, subject to certain special conditions related to departures.

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

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2008 is as follows:
Phase	Nber of shares	Unit value (euros)	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

The Performance Share Plan is equity-settled via the delivery of shares to the participants.  Accordingly, an expense of €8 million, €23 million and €38 million of employee benefits was recorded in 2006, 2007 and 2008, respectively.

To ensure that we have enough shares to meet our obligations at the end of the phase begun in 2006, we bought an instrument from a financial institution that will deliver to us, at the end of the phase, a number of shares determined using the same measure of success as the plan, i.e. an instrument that mirrors the features of the plan.  The cost of this instrument was €46 million, which in unit terms is €6.43 per share, assuming the maximum number of shares under this instrument.  See Note 16 to our Consolidated Financial Statements.

For the third phase, we have arranged a financial instrument under the same conditions as for the first phase, with possible delivery to us of up to 2,500,000 shares under such instrument.  The cost of the financial instrument is €25 million, equivalent to €9.96 per share assuming the maximum number of shares under this instrument.  See Note 16 to our Consolidated Financial Statements.

Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the “Performance Cash Plan”, operating under the same conditions as the Performance Share Plan is targeted at employees of Telefónica Europe.  This plan entails delivery to Telefónica Europe executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the value of the theoretical options, established for each phase, of the shares at the delivery date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (€12.83) was taken as the reference.

The estimated duration of this plan is also seven years, with five phases, each of three years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average	0%
•	Average	30%
•	Equal to or higher than the third quartile	100%

The number of options assigned to the three phases outstanding at December 31, 2008 was 446,498.

The fair value at December 31, 2008 of the options delivered in each phase in force at that time was €15.85 per option.  This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.

C.    Board Practices

Please see “—Directors and Senior Management” above.

D.    Employees

Employees and Labor Relations

The table below sets forth the average number of employees at the dates indicated for the Telefónica Group during 2006, 2007 and 2008 and each of the consolidated companies of the Group which comprise our different lines of business and other consolidated subsidiaries.

	2006		2007		2008
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	39,169	38,616	37,688	35,792	35,708	35,562
Telefónica Latin America	48,315	47,833	48,844	49,946	49,990	49,849
Telefónica Europe	26,248	27,844	29,249	29,305	28,828	28,888
Subsidiaries and other companies	111,744	118,703	128,271	133,444	137,249	142,736
Total	225,476	232,996	244,052	248,487	251,775	257,035
TPI Group	1,661	—	—	—	—	—
Total	227,137	232,996	244,052	248,487	251,775	257,035

The number of employees shown in the table above corresponds to the consolidated companies.  It is also worth highlighting the large number of employees at the various companies of the Atento Group performing call center activities included in the total numbers above, with an average of 126,890 in 2008 and 132,013 at December 31, 2008.

Of our total employees at December 31, 2008, approximately 50.8% were women (47.6% at December 31, 2007).

Employee Benefits

We have a pension plan for our Spanish employees. Our contribution corresponds to 4.51% of an employee’s fixed salary (for those employees who joined Telefónica de España S.A.U. before June 30, 1992 the amount is 6.87%).  The obligatory minimum employee contribution is 2.2%. This plan is fully funded.

As of December 31, 2008, 54,819 of our employees were members of the pension plan managed by our subsidiary Fonditel Entidad Gestora de Fondos y Pensiones, S.A. (57,675 employees as of December 31, 2007 and 58,259 at December 31, 2006).  The total amount contributed in 2008 by the different Telefónica Group companies was €98 million (€95 million in each of 2007 and 2006).

In addition, in 2006, we approved a Management Benefits Plan (Retirement Plan) for senior executives, wholly funded by us, which complements the current pension plan.  This Management Benefits Plan envisages annual defined contributions by Telefonica equivalent to specific percentages of the executives’ fixed remuneration, in accordance with such executive’s professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of this plan.

No provision was made for this Management Benefits Plan by us, as its operation has been fully outsourced to an investment fund that is responsible for its operation.

E.    Share Ownership

At April 30, 2009, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 5,939,376 shares, representing approximately 0.126% of our capital stock.

Name	No. of Shares Beneficially Owned
César Alierta Izuel(1)	0.084%
Isidro Fainé Casas	0.007%
Vitalino Manuel Nafría Aznar	0.000%
Julio Linares López	0.004%
José María Abril Pérez	0.000%
José Fernando de Almansa Moreno-Barreda	0.000%
Jose María Álvarez-Pallete López	0.003%
David Arculus	0.000%
Eva Castillo Sanz	0.001%
Carlos Colomer Casellas(2)	0.001%
Peter Erskine	0.001%
Alfonso Ferrari Herrero(3)	0.012%
Luiz Fernando Furlán	0.000%
Gonzalo Hinojosa Fernández de Angulo	0.011%
Pablo Isla Alvarez de Tejera	0.000%
Antonio Massanell Lavilla	0.000%
Javier de Paz Mancho	0.000%

(1)
Since March 2, 2007, Mr. Alierta Izuel holds 8,200,000 European call options over our shares with an exercise price of €22, which, if exercised, must be exercised on March 2, 2011 and settled in cash. In addition to this, since April 11, 2008, he holds 2,000,000 European call options over our shares with an exercise price of €30, which, if exercised, must be exercised on March 2, 2011 and settled in cash.

(2)
On April 6, 2009, Mr. Carlos Colomer Casellas reported to the Spanish Securities Markets Commission (CNMV) the sale of 14,815 puts over Telefónica, S.A. shares, with an exercise price of  €13.50, as well as the sale of 24,000 puts over Telefónica, S.A. shares with an exercise price of €12.50. These puts, if exercised, must be exercised on December 16, 2009 and settled in cash.

(3)
In connection with his acquisition of 485,000 shares of Telefónica, S.A., made on October 11, 2007, Mr. Ferrari holds 485,000 put warrants over our shares with an exercise price of €18.48 that, if exercised, must be exercised on October 11, 2010.

At April 30, 2009, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate 604,177 of our shares, representing approximately 0.013% of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at April 30, 2009.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at April 30, 2009.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

General

At April 30, 2009, we had 4,704,996,485 shares outstanding, each having a nominal value of €1 per share.  All outstanding shares have the same rights.

At December 31, 2008, according to information provided to us, beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.	243,263,872	5.170%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) (1)	235,880,793	5.013%

(1)	La Caixa’s main position in Telefónica is held through Criteria Caixacorp, S.A.

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

At December 31, 2008, approximately 204,537,084 of our shares were held in the form of ADSs by 926 holders of record, including Cede & Co., the nominee of the Depository Trust Company.  The number of ADSs outstanding was 68,179,028 at December 31, 2008.

Ownership Limitations

There are no limitations with respect to the ownership of our assets or share capital except those derived from the application of the reciprocity principle.  Article 6 of the General Telecommunications Law, or the GTL, provides for the application of the reciprocity principle under existing international treaties or agreements signed and ratified by Spain.  The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the GTL.

B.    Related Party Transactions

During 2008 and through the date of this Annual Report, none of our directors and no member of our management team has been involved in any related party transactions with us.

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

Two of our major shareholders are financial institutions.  We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms.  During 2008, the executed transactions were generally loans or capital markets transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Related Party Transactions with Significant Shareholders

The main transactions between Telefónica Group companies and our significant shareholders were the following:

Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries comprising its consolidated group “BBVA”:

•	Financing transactions arranged under market conditions, with approximately €436 million drawn down at December 31, 2008 (€367 million at December 31, 2007).

•	Time deposits under market conditions amounting to €355 million at December 31, 2008 (€364 million at December 31, 2007).

•	Derivative transactions arranged at market conditions, for a total nominal amount of approximately €6,930 million at December 31, 2008 (€7,160 million at December 31, 2007).

•	Guarantees granted by BBVA under market conditions for approximately €13 million at December 31, 2008 (€18 million at December 31, 2007).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

•	In 2007, Telefónica acquired an 8.65% stake in Atento, N.V. from the BBVA Group at market conditions.

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately €682 million drawn down at December 31, 2008 (€247 million at December 31, 2007).

•	Time deposits under market conditions amounting to €368 million at December 31, 2008 (€1,022 million at December 31, 2007).

•	Derivative transactions entered into under market conditions, for a total nominal amount of approximately €1 million in 2007. There is no amount in 2008.

•	The telecommunications services rendered by Telefónica Group companies to La Caixa group companies under market conditions.

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

At December 31, 2008, as recorded in our parent company accounts, we loaned a total of €15,453 million (€18,497 million at December 31, 2007) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €46,694 million (€49,656 million at December 31, 2007), of which €12,331 million (€13,805 million at December 31, 2007) was loaned to us by Telefónica Europe, B.V. and €17,771 million (€16,206 million at December 31, 2007) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, and €12,671 million (€14,737 million at December 31,

2007) was loaned to us by Telefónica Finanzas, our subsidiary in charge of financial support for Telefónica Group companies. This amount also includes the balance of a loan to Telefónica Móviles España (from the merger with Telefónica Móviles) for €3,402 million.

With respect to the balances with associated companies, the line item “Investments in Associates” on the Consolidated Balance Sheet at December 31, 2008, presents an amount of €49 million (€75 million at December 31, 2007) that includes a long-term balance of €49 million (€74 million at December 31, 2007) with Medi Telecom.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which the Telefónica Group is present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial position or solvency, regardless of the outcome.  We highlight the following unresolved legal proceedings:

Procedures deriving from the voluntary bankruptcy proceeding initiated by Sistemas e Instalaciones de Telecomunicaciones, S.A.U. (SINTEL).

Sintel, a subsidiary of Telefónica until its sale to the Mastec Group in April 1996, was declared bankrupt in 2001 following a proceeding hearing by the Madrid Court of First Instance.  As a result of the company’s insolvency and liquidation, two criminal proceedings were initiated affecting, among other individuals and corporate entities, Telefónica, S.A. and certain of its directors.  These proceedings were subsequently added to single preliminary proceedings before Federal Examining Court no. 1.  After a lengthy process, on December 12, 2007, such court ruled that the case be dismissed and that actions against all the Telefónica, S.A. directors initially charged be dropped, acquitting them of any responsibility.  The criminal proceeding for the offence of criminal insolvency and crimes against the Spanish Treasury continued only for directors and executives of Sintel, S.A. in office after the sale of the company by Telefónica, S.A. This ruling was appealed.

In its judgment of January 16, 2009, Section 4 of the Criminal Court of the Spanish National Court of Justice rejected all the appeals filed against the initial partial dismissal of the cause.  Accordingly, the directors involved, as well as Telefónica, S.A., and Telefónica de España, S.A.U. were cleared of responsibility.

Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica, S.A.:

Proceedings derived from the takeover bid

On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, Terra Networks, S.A. and certain directors of Terra Networks, S.A.

These actions alleged mainly that the Telefónica, S.A. offer was below the intrinsic value of Terra Networks, S.A. shares. Since the actions were brought, both have remained inactive.

The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review at the National Appellate Court against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica, S.A. for Terra Networks, S.A. Telefónica appears as an intervening non-party in the procedure.  The appeal was rejected by the National Appellate Court by a ruling issued on January 24, 2006, against which ACCTER filed an administrative appeal.  This appeal was rejected by a ruling issued on November 25, 2008 by the Third Section of the Supreme Court of Administrative Appeals, with the appellants charged for the court costs.

Proceedings derived from the merger

On June 30, 2005, ACCTER and its president, on his own account, filed a complaint contesting the merger resolution adopted at the shareholders’ meeting of Terra Networks, S.A. held on June 2, 2005.  The Spanish Court of First Instance rejected the claim by a ruling on July 14, 2006.  ACCTER and its president appealed this new ruling, which appeal was again rejected by the Barcelona Regional Court in a ruling issued April 7, 2008.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the prospectus of the initial public offering of shares of Terra Networks, S.A. dated October 29, 1999.  The case was heard on November 27, 2008, with a judgment to follow in due course.

Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine government.

As a result of the enactment by the Argentine government of Public Emergency and Exchange Rules Reform Law 25,561, of January 6, 2002, Telefónica considered that the terms and conditions of the share transfer agreement approved by Decree 2332/90 and the pricing agreement ratified by Decree 2585/91, both of which were executed by Telefónica with the Argentine government, had been affected appreciably, since the law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities.  The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso to one U.S. dollar.

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain.  On December 6, 2004, Telefónica filed the “Memorial” or claim with the ICSID. The ICSID Court is currently considering a plea filed by the Argentine government alleging that the matter is outside its jurisdiction.

On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract pursuant to the provisions of Article 9 of Law 25,561.  This memorandum of understanding could put an end to the litigation.

Among other issues, the memorandum of understanding envisaged the suspension by Telefónica de Argentina and Telefónica, for a period of 210 working days, of all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of emergency situation established by Law No. 25,561 with regard to the Transfer Agreement and the license granted to Telefónica Argentina.  This suspension became effective on October 6, 2006 and has been extended on several occasions for periods of six months, the last of which was authorized by the ICSID on October 6, 2008.

On April 6, 2009, the parties notified the ICSID that they are in advanced negotiations in order to reach an out-of-court settlement.

Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 1, 2004, the TDC ruled that Telefónica de España had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialing arrangements with rival operators and running disloyal advertising campaigns.  It imposed a fine of €57 million.

Telefónica de España filed an appeal for judicial review of this decision.  On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling.  The State attorney filed an appeal to overturn the Supreme Court ruling, which Telefónica has contested.  The appeal is currently awaiting judgment.

Cancellation of the UMTS license granted to Quam GMBH in Germany.

In December 2004, the Germany Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake.  After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts.  This claim sought to overturn the revocation order and, if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license.

This claim was rejected by the Cologne Administrative Court. Quam GmbH has appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia and such appeal remains outstanding as of the date of this Annual Report.

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.

On February 22, 2006, we were sent a statement of objections, initiating disciplinary proceedings for conduct that goes against Article 82 of EC Treaty rules.  Subsequently, on July 9, 2007, the European Commission issued a decision, imposing a fine of €152 million on us and Telefónica de España S.A.U.  The ruling charged us with applying a margin squeeze between the prices we charged competitors to provide regional and national wholesale broadband services and our retail broadband prices using ADSL technology from September 2001 to December 2006.  We and Telefónica de España, S.A.U. both filed appeals to overturn the decision before the Court of First Instance of the European Community.  The Kingdom of Spain also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which we have submitted our comments.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

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

ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1 and such appeal remains outstanding as of the date of this Annual Report.

Proceeding before the Prague District Court against the ruling of the Czech Telecommunications Office dated December 22, 2003.

On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom (now Telefónica O2 Czech Republic) to pay T-Mobile Czech Republic, a.s. 898 million Czech crowns (equivalent to approximately €26 million) in interconnection fees (call termination) for the period from January to November 2001.

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

As a result, Telefónica O2 Czech Republic filed a new suit before the administrative courts requesting that the execution of the Czech Telecommunications Office’s ruling be suspended.  The procedure arising from this suit is still pending as of the date of this Annual Report.

Although this administrative procedure had yet to be resolved, in 2007 T-Mobile Czech Republic asked Prague District Court 3 to execute the ruling of December 23, 2003 entailing an amount of 1,859 million Czech crowns (equivalent to approximately €57 million) (in principal and interest).  The court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic.  Recently, Telefónica O2 Czech Republic requested that the execution ordered by Prague District Court 3 be limited to certain assets or be ruled inadmissible.  No definitive ruling has yet been made.

In order to avoid the effects of the execution order, and in addition, unlock the freezing order existing on the Telefónica O2 Cezch republic assets (in amounts much higher than the ones claimed), Telefónica O2 Czech Republic paid to T-Mobile  Czech Republic the disputed amount.  However, the litigation will continue with the aim of Telefónica O2 Czech Republic recovering the amount paid, by filing the appropriate action on the belief that there are reasonable grounds for such recovery.

Tax proceedings.

For information on legal proceedings related to tax matters, see Note 17 to our Consolidated Financial Statements.

Dividend information and shareholders’ return

Dividend background

At the annual general shareholders’ meeting held on April 30, 2004, the shareholders approved the distribution of a cash dividend of €0.20 per share and a distribution of a share premium of €0.20 per share payable in cash.  The first payment of €0.20 per share payable from 2003 net income was made on May 14, 2004, and the second payment of €0.20 per share from additional paid-in capital reserve was made on November 12, 2004.

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

On September 26, 2007, Telefónica’s Board of Directors resolved to pay an interim dividend from 2007 net income, of a fixed gross amount of €0.35 per share.  The distribution was executed on November 14, 2007.

Our annual general shareholders’ meeting, held on April 22, 2008, approved the payment of a final dividend of €0.40 per share from 2007 net income.  The dividend was paid on May 13, 2008.

On September 24, 2008, our Board of Directors resolved to pay an interim dividend from 2008 net income, of a fixed gross amount of €0.50 per share.  The dividend was paid on November 12, 2008.

On January 28, 2009, our Board of Directors approved a proposal to increase the dividend corresponding to the 2009 fiscal year to a total amount of €1.15 per share, to be payable in two tranches.

In accordance with the above, at its meeting of February 25, 2009, the Board of Directors agreed to propose to the 2009 annual shareholders’ meeting the payment of a dividend with a charge to reserves of a gross amount of €0.50 per share carrying dividend rights.

On April 29, 2009, our Board of Directors resolved to pay an interim dividend from 2009 net income, of a fixed gross amount of €0.50 for each outstanding share with the right to receive dividends, to be paid on May 12, 2009. With this dividend and the last one paid in November 2008, we have achieved our commitment to distribute a dividend of €1.00 per share prior to the end of the first half of 2009.

The table below sets forth the annual cash dividends per share paid by us from net income for each of the periods listed.

Year ended December 31,	Cash dividends per share
(euro)
2008	0.50
2007	0.75
2006	0.60
2005	0.25
2004	0.23

Treasury shares and share buyback program

We held the following Telefónica, S.A. shares as treasury shares at the dates indicated:

	Number of shares	Acquisition price (euro per share)	Trading price (1) (euro per share)	Market value(2) (in millions of euros)	Percentage of our capital stock (3)
Treasury shares at December 31, 2008	125,561,011	16.68	15.85	1,990	2.66867%
Treasury shares at December 31, 2007	64,471,368	16.67	22.22	1,433	1.35061%
Treasury shares at December 31, 2006	75,632,559	14.04	16.12	1,219	1.53689%

(1)	Closing price of our shares on the Automated Quotation System of the Spanish stock exchange at the indicated dates.

(2)	Market value is calculated as trading price times number of shares held on treasury at the indicated dates.

(3)	Calculated using capital stock at each date.

Telefónica S.A. is the only Group company which owns any Telefónica, S.A. shares.

The following transactions involving treasury shares were carried out in 2008 and 2007:

Number of shares
Treasury shares at December 31, 2008	125,561,011
Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)
Treasury shares at December 31, 2007	64,471,368
Acquisitions	149,099,044
Disposals	(12,621,573)
Lycos and Endemol employee share option plans	(4,750)
Exchange of Telefónica. S.A. shares for Telefónica Móviles. S.A. shares	(147,633,912)
Treasury shares at December 31, 2006	75,632,559

The amount paid to acquire Telefónica, S.A. shares in 2008 was €2,225 million (€2,324 million in 2007). Meanwhile, €1 million of treasury shares were sold in 2008 (€210 million in 2007).

At December 31, 2008, we held put options on 6 million Telefónica, S.A. shares. At December 31, 2007, we did not hold any call or put options on Telefónica, S.A. shares.

Consistent with Telefónica’s commitment to shareholder remuneration, in 2003 we announced our commitment to dedicate a minimum of €4 billion to the acquisition of Telefónica, S.A. shares over the period from 2003 to 2006.  In April 2005 we announced our decision to execute a renewed and extended €6 billion share buyback program until 2007.

On February 27, 2008, and within our shareholder remuneration policy, our Board of Directors announced the launching of a new 2008 share buyback program for a total amount of 100 million Telefónica, S.A. shares.  On October 13, 2008, we announced an increase in the program size by 50%, implying the acquisition of 50 million shares in addition to the 100 million shares already bought since the beginning of the year.  As of March 31, 2009, we completed the second tranche of the program.  Therefore the share buyback program for a total amount of 150 million shares was concluded.

The execution schedule of both programs was dependent on the pace of cash flow generation, the share price, and other market conditions, and subject to any applicable limitations established by law, regulations or our bylaws.

In accordance with our commitment to cancel the shares purchased as part of the share buyback programs, our annual general shareholders’ meeting held on May 10, 2007, approved the reduction of our share capital by €147,633,912, by canceling 147,633,912 shares of treasury stock.  This capital reduction was completed in June 2007.

Further, our annual general shareholders’ meeting held on April 22, 2008 approved the reduction of our share capital by the amount of €68,500,000 by means of the cancellation of 68,500,000 shares of our treasury stock. This capital reduction was completed in July 2008.  This capital reduction required us to amend Article 5 of our bylaws, relating to share capital, which as of the date of this Annual Report stands at €4,704,996,485, made up of an equal number of ordinary shares, all of a single series and with a nominal value of €1 per share, totally paid in.

Item 9.    The Offering and Listing

A.    Offer and Listing Details

General

Our ordinary shares, nominal value €1.00 each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF”.  They are also listed on various foreign exchanges such as the London, Buenos Aires and Tokyo stock exchanges. Our BDSs are listed on the São Paulo Stock Exchange.  Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

In the first quarter of 2008 we delisted our shares from the Paris and Frankfurt stock exchanges.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share (in euros)		Per ADS (in dollars)
	High	Low	High	Low
Year ended December 31, 2004	13.96	11.20	56.70	40.59
Year ended December 31, 2005	14.56	12.32	56.63	43.41
Year ended December 31, 2006	16.40	11.92	64.91	44.34
Year ended December 31, 2007	23.26	15.20	103.11	60.44
Year ended December 31, 2008	22.78	12.73	101.92	47.65
Quarter ended March 31, 2007	17.22	15.20	68.05	60.44
Quarter ended June 30, 2007	17.07	16.16	69.32	64.24
Quarter ended September 30, 2007	19.63	16.44	83.81	67.27
Quarter ended December, 31, 2007	23.26	18.89	103.11	80.20
Quarter ended March 31, 2008	22.78	17.89	101.92	82.18
Quarter ended June 30, 2008	19.54	16.76	91.87	78.79
Quarter ended September 30, 2008	17.95	15.99	83.26	72.02
Quarter ended December 31, 2008	17.35	12.73	72.74	47.65
Month ended October 31, 2008	17.35	12.73	72.74	47.65
Month ended November 30, 2008	15.88	14.37	61.65	52.56
Month ended December 31, 2008	16.35	15.46	70.87	57.54
Month ended January 31, 2009	16.42	13.93	68.09	54.20
Month ended February 28, 2009	14.80	13.69	57.48	51.73
Month ended March 31, 2009	15.27	13.96	62.55	56.06
Month ended April 30, 2009 (through April 24, 2009)	15.54	14.88	61.88	57.69

Source: Madrid Stock Exchange Information and Bloomberg.

On April 24, 2009, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €14.95 per share, equal to $19.40 at the Noon Buying Rate for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”. Citibank, N.A. is the depositary issuing ADSs  in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as further amended as of June 23, 2000 and as of March 9, 2007 among Telefónica, the Depositary and the holders from time to time of ADSs. Each ADS represents the right to receive three shares.

At December 31, 2008, approximately 204,537,084 of our shares were held in the form of ADSs by 926 holders of record, including Cede & Co., the nominee of The Depository Trust Company. The number of ADSs outstanding was 68,179,028 at December 31, 2008.

Spanish Securities Market Legislation

The Spanish Securities Markets Act (Ley del Mercado de Valores, or the LMV), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision. This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

•	establishes an independent regulatory authority, the CNMV, to supervise the securities markets;

•	establishes the rules for surveillance, supervision and sanction provided for the representation of transferable securities by book entries or by certificate;

•	establishes a framework for the issuance of securities;

•	establishes a framework for trading activities;

•	establishes the disclosure obligations of issuers, particularly the obligation to file annual audited financial statements and to make public quarterly financial information;

•	establishes the framework for tender offers;

•	establishes the code of conduct for all market participants; and

•	regulates market abuse infringements.

On March 11, 2005 Royal Decree Law 5/2005 was approved, modifying the LMV in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Union; (ii) incorporates the application of the country of origin principle by which the prospectus will be approved by the Member States of the European Union where the issuer has its registered office but it also introduces as a new matter the possibility that in certain circumstances, such as issues with high minimum denominations (€1,000 or more), the issuer may designate the relevant European Union competent authority for prospectus approval.

Subsequently, Royal Decree 1310/2005 partially developed the LMV in relation to the admission to trading of securities in the official secondary markets, the sales or subscription public offers and the prospectus required to those effects.

Royal Decree 1333/2005 developed the LMV in relation to market abuse, implementing Directive 2003/6/EC of the European Parliament and of the Council, relating insider dealing and market manipulation practices (“market abuse”).

On April 12, 2007 Law 6/2007 was approved, modifying the LMV in order to implement the Directive 2004/25/EC of the European Parliament and of the Council relating to public tender offers and the Directive 2004/109/EC relating to the transparency of issuers. Law 6/2007 intends: (i) to encourage an efficient market for corporate control, while protecting the rights of minority shareholders of listed companies and (ii) to enforce transparency in financial markets.

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

Regarding transparency of issuers whose shares are accepted to trading on an official market, Law 6/2007 (i) modifies the reporting requirements of the periodic financial information of listed companies and issuers of listed securities; (ii) establishes a new disclosure regime for significant shareholders; (iii) adds new information and disclosure requirements for issuers of listed securities; (iv) establishes a civil liability procedure of the issuer and board of directors in connection with the financial information disclosed by issuers of securities; and (v) confers new supervisory powers upon the CNMV with respect to the review of accounting information.

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

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2008, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

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

B.    Memorandum and Articles of Association

Our bylaws (estatutos) have been amended as our share capital was reduced in July 2008. According to this amendment, article 5 was amended to reflect this change as follows:

1.      The share capital is 4,704,996,485 euros, represented by 4,704,996,485 ordinary shares in a single series and with a nominal value of one euro each, which have been fully paid up.

2.      The shareholders acting at the general shareholders’ meeting may, subject to the requirements and within the limits established by law for such purpose, delegate to the Board of Directors the power to increase the share capital.

The following summary describes certain material considerations concerning our capital stock and briefly describes certain provisions of our bylaws and Spanish law.

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

Interested Transactions

When a director or persons related to him or her has an interest in a transaction with us or with any of the companies of our Group, such transaction (if unrelated to the ordinary course of our business or if not performed on an arm’s length basis) must be presented to the Nominating, Compensation and Corporate Governance Committee. Such committee shall assess the transaction from the point of view of equal treatment of shareholders and the arm’s length basis of the transaction.  The performance of such transactions require the authorization of our Board of Directors, after the favorable report of the committee.  The interested director must refrain from participating in votes that affect such transaction.

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Conthe Code published in May 2006, which contains corporate governance and shareholder disclosure recommendations.  It combines and substitutes the former Spanish Corporate Governance Codes: the Olivencia Code of Good Governance and the Aldama Report. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites.  We base our corporate governance procedures on the recommendations of the Conthe Code.  As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board committee’s purpose and responsibilities.  Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights.  The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees.  For a more detailed description regarding our corporate governance practices see “Item 16G. Corporate Governance”.

Description of Our Capital Stock

Description of share capital

At March 17, 2009, our issued share capital consisted of 4,704,996,485 ordinary registered shares with a nominal value of €1.00 each.  Pursuant to the resolution adopted by our shareholders at their annual general meeting, in April 2008, the Board of Directors was authorized to execute a capital reduction by the amount of €68,500,000, by means of the cancellation of 68,500,000 Telefónica S.A. shares held as treasury shares.  The Board of Directors on July 18, 2008 resolved to execute the capital reduction by the cancellation of Telefónica S.A. shares held as treasury shares thereby reducing our share capital by €68,500,000 to €4,704,996,485, made up of an equal number of ordinary shares.

Our shareholders have delegated to the Board of Directors the authority to issue up to 2,460,565,198 new shares.  The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Law.  The Board’s authorization to issue new shares expires on June 21, 2011.

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

Each share of Telefónica, S.A. entitles the holder to one vote.  However, only registered holders of shares representing a nominal value of at least €300 (which currently equals at least 300 shares) are entitled to attend a general shareholders’ meeting.  Holders of shares representing a nominal value of less than €300 (less than 300 shares), may aggregate their shares by proxy and select a representative that is a shareholder to attend a general shareholders’ meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting.  However, under our bylaws, no shareholder may vote a number of shares exceeding 10% of our total outstanding voting capital.

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

C.    Material Contracts

Material Contracts Related to Our Investment in Telecom Italia

On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”), made up of Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., entered into a co-investment agreement, or the Co-Investment Agreement, to establish the terms and conditions for our participation in what is now Telco, S.p.A.  Through Telco, we and the Italian Investors agreed to purchase the entire share capital of Olimpia S.p.A., or Olimpia, which held approximately 18% of the ordinary share capital of Telecom Italia.  The Italian Investors hold a total of 57.7% of Telco’s share capital and we hold the remaining 42.3%.

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

On April 28, 2007, the Italian Investors also entered into a shareholders’ agreement, or the Shareholders’ Agreement, which establishes, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the principles related to the transfer of Telco’s shares and any Olimpia shares or Telecom Italia shares directly or indirectly owned by Telco and the principles of designation, among the parties, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.

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

D.    Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

Ownership limitations

There are no limitations with respect to the ownership of our assests or share capital except those derived from the application of the reciprocity principle as described above.

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

At December 31, 2007, we held 64,471,368 shares of treasury stock, representing 1.35061% of our capital stock.  At December 31, 2008, we held 125,561,011 shares of treasury stock, representing 2.66867% of our capital stock.  As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003.  For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs”.

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

A person or group of persons that fails to inform any of the above entities after reaching any of the indicated thresholds may incur fines and penalties.  A person or group that is a member of our Board of Directors or a member of our Executive Commission must report any acquisition or transfer of our capital stock, regardless of the amount of shares acquired or transferred.

For reporting requirements concerning acquisitions by us or our affiliates of our shares, see “—Trading by us in our own shares or shares of companies under our control” above.

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

Upon our liquidation, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts and taxes and expenses of such liquidation.  Any change in the rights of shareholders to receive dividends and payment upon liquidation would require an amendment to our bylaws by resolution adopted by a general meeting of shareholders.  If there were more than one class of shares, such amendment would also require the approval of each class of shareholders affected by the amendment.

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

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities or foreign currencies, persons holding shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders of ADSs, each as described below, could be affected by actions taken by such parties or intermediaries.

For purposes of the Treaty and U.S. federal income tax, U.S. Holders of ADSs will generally be treated as owners of the underlying shares represented by such ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

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

Spanish wealth tax

Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. As of  January 1, 2008 a 100% tax allowance has been approved by Law 4/2008 dated December 23, 2008, to any resident or non resident tax payer.

Inheritance and gift tax

Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary. The applicable tax rate, after applying relevant personal, family and wealth factors ranges from between 7.65% and 81.6% for individuals. While inheritance and gift taxes are generally state taxes, certain autonomous communities have the right to establish their own tax rates and deductions and to control the management and settlement of such taxes.

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

Spanish income taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Spanish Tax Considerations—Taxation of dividends” above for a discussion of how to obtain the applicable treaty rate. Instead of claiming a credit, a U.S. Holder may elect to deduct such Spanish taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2008 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year.  If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of a share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS.  The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year.  Further, any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various financial market risks as a result of: (i) our ordinary business activity, (ii) debt incurred to finance our business, (iii) our investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting us are as follows:

•	Exchange rate risk

•
Exchange rate risk arises primarily from (i) our international presence, through our investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

•	Interest rate risk

•
Interest rate risk arises primarily from changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

•	Share price risk

•
Share price risk arises primarily from changes in the value of our equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from changes in the value of our treasury shares and from equity derivatives.

We are also exposed to liquidity risk if a mismatch arises between our financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and our sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions).  The cost of financing could also be affected by movements in credit spreads (over benchmark rates) demanded by lenders.

Finally, we are exposed to “country risk” (which overlaps with market and liquidity risks).  This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where we operate, especially in Latin America.

We seek to actively manage these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, income statement and our investments.  In this way, we attempt to protect our solvency, facilitate financial planning and take advantage of investment opportunities.

We manage our exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by us.  We believe that these parameters are more appropriate to understanding our debt position.  Net debt and net financial debt take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.  For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see “Item 5. Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt”.

Exchange Rate Risk

The fundamental objective of our exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by our businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of our debt denominated in such currencies.  The degree of exchange rate hedging we employ varies depending on the type of investment.

At December 31, 2008, net debt in Latin American currencies was equivalent to approximately €5,827 million. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency.  The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.

We further aim to protect ourselves against declines in Latin American currencies relative to the euro affecting our asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.  At December 31, 2008, our net debt denominated in dollars was equivalent to €2,222 million, of which €1,317 million was related to assets in Latin America and the remaining €906 million was related to our investment in CU.

At December 31, 2008, pound sterling-denominated net debt was approximately two times the value of our 2008 OIBDA from Telefónica Europe in the United Kingdom.  Our aim is to maintain this same proportion of pound sterling-denominated net debt to OIBDA as our net debt to OIBDA ratio, on a consolidated basis, in order to help us to reduce our sensitivity to changes in the pound sterling to euro exchange rate.  Pound sterling-denominated net debt at December 31, 2008 was equivalent to €3,855 million, far below the €6,667 million equivalent at December 31, 2007, partly due to the 30% depreciation of the pound sterling relative to the euro at December 31, 2008 compared to December 31, 2007 and partly due to pound sterling cash generated by our business conducted in United Kingdom.

To protect our investment in the Czech Republic, we have net debt denominated in Czech crowns, which at December 31, 2008 was equivalent to €3,034 million, almost 75% of the original cost of the investment, from the approximate €3,102 million at December 31, 2007.

We also manage exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether we have open positions.  Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

In 2008, exchange rate management resulted in positive exchange rate differences totaling €24 million compared to €7 million in 2007, primarily as a result of appreciation of the average dollar to euro exchange rate for 2008 compared to 2007.

To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2008 were constant during 2009 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, we estimate that exchange gains or losses recorded for 2009 would be €107 million lower than we recorded in 2008. Nonetheless, we manage our exposure to the forces on a dynamic basis to mitigate their impact.

Interest Rate Risk

Our financial expenses are exposed to changes in interest rates. In 2008, the interest rates applied to the largest amount of our short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR.  In nominal terms, at December 31, 2008, 43.8% of our net debt (or 46.3% of long-term net debt) was at rates fixed for more than one year, compared to 50.4% of net debt (46.3% of long-term net debt) in 2007.  Of the remaining 56.2% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 28 percentage points was set for a period of more than one year (17% of long-term net debt), compared to 46 percentage points (27% of long-term net debt) at December 31, 2007.  This decrease in 2008 compared to 2007 is due to our decision in 2008 to cancel or not renew an equivalent of €3,422 million of caps and floors in euros, dollars and pounds sterling in anticipation of a fall in interest rates.

In addition, early retirement liabilities were discounted to present value over the year, using the curve on the swap rate markets.  The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expense for 2008 totaled €2,797 million, a 1.6% decrease from the €2,844 million recorded in 2007. For more information on changes in our net financial expense from 2007 to 2008, see “Item 5. Operating and Financial Review and Prospects — Group Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007”.

To illustrate the sensitivity of net financial expense to variability in short-term interest rates, assuming a 100 basis point increase in interest rates in all currencies in which there are financial positions and no change in the currency make-up and balance of the position at year end, we estimate that net financial expense at December 31, 2008 would have been €178 million higher than the €2,797 million recorded.

Share Price Risk

We are exposed to changes in the value of our equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

We have some strategic and long-term, direct and indirect, equity investments in companies exposed to the risk of changes in their share price, such as PT Multimedia, S.G.P.S., S.A. (Zon), CU and Banco Bilbao Vizcaya Argentaria (BBVA).

As part of our shareholder remuneration policy, in 2008, we announced plans to buy back up to 150 million of our shares. For a further description of our share buyback programs, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs”.  We manage the share price risk of our share buyback programs by setting the timetable for execution in accordance with the pace of cash flow generation, the share price and other market conditions.

Under our Performance Share Plan (a long-term incentive plan for managers and senior executives of our companies), qualifying participants may earn a certain number of Telefónica, S.A. shares as a form of variable remuneration.  For a further description of such plan, see “Item 6. Directors, Senior Management and Employees—Incentive Plans” and Note 20.a to our Consolidated Financial Statements.

According to the Performance Share Plan, the shares delivered under such plan may be either our treasury shares, acquired by us or any of our Group companies; or newly-issued shares.  The possibility of delivering shares to employees in the future, in accordance with relative shareholders’ remuneration or profit, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date.  In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for our ordinary shareholder as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk to us associated with variations in our share price and to ensure that enough shares are available for delivery under this plan, we have acquired derivatives that replicate the risk profile of some of the shares derivable under the plan as explained in “Item 6. Directors, Senior Management and Employees—Incentive Plans” and Note 20 to our Consolidated Financial Statements.

In addition, we may use part of the treasury shares held at December 31, 2008 to cover shares deliverable under the Performance Share Plan. At December 31, 2008, we held 125,561,011 treasury shares. See “Item 8. Financial Information—Dividend Information and Share Buyback Programs”.  The net asset value of the treasury shares could increase or decrease depending on variations in our share price.

Liquidity Risk

We seek to match the schedule for our debt maturity payments to our capacity to generate cash flows to meet these maturities, while allowing for some flexibility.  In practice, this translate into two key principles:

•
Our debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to repayment of debt rather than on dividends or acquisitions).

•
We must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2008, the average maturity of our €42,733 million of net financial debt was 5.9 years.  We would need to generate approximately €7,243 million per year to repay the debt in this period if we used all our cash for this purpose.  Cash generation in 2008 exceeded this amount, so that if we maintain the same pace of cash generation during the average lifetime of the debt, we would repay the debt in its entirety before 4.67 years if we used all our cash for this purpose.

At December 31, 2008, gross financial debt scheduled maturities in 2009 amounted to €7,014 million (including the net position of derivative financial instruments), which is lower than the amount of funds available, calculated as the sum of: (i) current financial assets and cash at December 31, 2008 (€5,408 million excluding derivative financial instruments), (ii) annual cash generation projected for 2009; and (iii) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than €3,800 million at December 31, 2008).  This gives us flexibility with regard to accessing capital or credit markets in the next 12 months.  The principal financing transaction in 2008 (to ensure compliance with the management criteria indicated above) consisted of an issue of €1,250 million principal amount of five-year bonds with an annual coupon of 5.58%.  In 2009 through the date of this Annual Report, as a part of our refinancing plan to enhance the Group’s flexibility, we issued five-year bonds in an aggregate principal amount of €2,000 million, with an annual interest rate of 5.431%, on February 3, 2009, and seven-year bonds in an aggregate principal amount of €1,000 million, with an annual interest rate of 5.496%, on April 1, 2009.  On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in its €6,000 million credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of  €4,000 million of the €6,000 million drawn-down in exchange for the payment of additional fees and an upward adjustment in interest rates, as follows: (i) the maturity date for €2,000 million outstanding was extended to June 28, 2012 and (ii) the maturity date for the remaining €2,000 million outstanding was extended to June 28, 2013.

For a further description of our liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources —Anticipated Uses of Funds and —Anticipated Sources of Liquidity”.

Country Risk

We managed or mitigated country risk by pursuing two lines of action (in addition to our normal business practices):

•
partly matching assets to liabilities (those not guaranteed by the parent company) in our Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

•	repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2008, our Latin American companies had net financial debt not guaranteed by the parent company of €4,075 million, which represents 9.5% of our consolidated net financial debt, with Colombia (€2,946 million), Brazil (€1,276 million) and Peru (€910 million), accounting for the bulk of the total.

Regarding the repatriation of funds to Spain, we have received €1,839 million from our Latin America companies in 2008, of which €1,115 million was from dividends and €724 million from payments of interest and repayments of principal intra-group loans and capital reductions.  These amounts were offset by additional amounts invested in our Latin American companies, mainly in Colombia (€155 million) in connection with the Telefónica Móviles Colombia’s capital increase and Chile (€664 million) for the buyout of CTC’s minority shareholders.  As a result of the foregoing, net funds repatriated to Spain from our Latin America companies amounted to the equivalent of €899 million in 2008.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place.  Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate for payment of dividends.  Telcel, our subsidiary in Venezuela, obtained the aforementioned requested approval on $137 million in 2006, $220 million in 2007 and $365 million in 2008 out of $150 million, $240 million and $399 million approved by the Telcel shareholders’ meetings held in 2006, 2007 and 2008, respectively.  Payment of a dividend in the amount of $536 million is pending approval. Once this is approved, we will seek authorization to pay the dividends related to 2007 retained earnings.  Accordingly, under current applicable regulations in Venezuela, future authorizations will be needed to repatriate funds generated in Venezuela at the official exchange rate.  We expect to continue qualifying for such authorizations, enabling us to carry out our businesses in Venezuela as usual and to repatriate funds from this country.

Credit Risk

We are exposed to credit risk as a result of our trading in derivatives with creditworthy counterparties. Therefore, we trade with credit entities with senior debt ratings of at least “A”.  In Spain, where we hold most of our derivatives portfolio, we have netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to our net position.  For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

We also consider managing commercial credit risk as crucial to meeting our business and customer base growth targets in a manner that is consistent with our risk-management policy.

Therefore, our commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage our various units, in order to optimize the risk-reward relationship in the development and execution of their business plans in their ordinary management.

Meanwhile, with credit risk arising from cash and cash equivalents, we place our cash surpluses in high quality and highly liquid money-market assets.  These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where we operate.  The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested.  For Telefónica, S.A., the company which places the bulk of our surpluses, the maximum placement in 2008 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by Standard & Poors’ and Moody’s, respectively.

Our maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by us.

Capital Management

Our corporate finance department, which is in charge of our capital management, takes into consideration several factors when determining our capital structure.

We monitor our cost of capital with a goal of optimizing our capital structure. In order to do this, we monitor the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC.  We also use a gearing ratio that enables us to obtain and maintain the desired credit rating over the medium term, and with which we can match our potential cash flow generation and the alternative uses of this cash flow at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining our financial structure.

Derivatives Policy

At December 31, 2008, the nominal value of outstanding derivatives with external counterparties amounted to €141,984 million equivalent, an 8.6 % increase from December 31, 2007 (€130,715 million equivalent).  This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability.  For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA.  Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

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

Economic hedges, which are hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges.  The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

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

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3)	Matching the company contracting the derivative and the company that owns the underlying.

Generally, we aim to ensure that the hedging derivative and the hedged asset or liability belong to the same company.  Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether Telefónica Group companies or the banks).

4)	Ability to measure the derivative’s fair value using the valuation systems available to us.

We use a number of tools to measure and manage risks in derivatives and debt.  The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.

We will consider sell options when: i) there is an underlying exposure (on the balance sheet or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss.  The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold.  This would mean that if rates fell and the counterparty exercised its option, we would swap part of our debt from floating rate to a lower fixed rate, having received a premium.

6)	Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

•	variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows;

•	variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency;

•
variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable; and

•	variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:

•	hedges can cover all or part of the value of the underlying;

•	the risk to be hedged can be for the whole period of the transaction or for only part of the period; and

•
the underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying.  This happens when we enter into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of our promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges.  These floating rate financing programs are highly likely to be renewed and we commit to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.).  In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.  Changes in the time value of the option are recognized on the income statement.  To prevent excessive swings in the income statement from changes in time value, the hedging ratio (amount of options for hedging relative to the amount of options not treated as hedges) is assigned dynamically, as permitted by the standard.

•
Hedges of net investment in consolidated foreign subsidiaries.  Generally such hedges will be arranged by Telefónica, S.A. and the other Telefónica Group holding companies.  Wherever possible, these hedges are implemented through real debt in foreign currency.  Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt.  It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity.  Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view.  Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented.  To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

The main guiding principles for risk management are laid down by our Corporate Finance Department and implemented by company chief financial officer (who responsible for balancing the interests of each company and those of the Telefónica Group as a whole).  The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.  New companies joining us as a result of mergers or acquisitions may also need time to adapt.

The breakdown of net financial costs excluding foreign exchange differences for 2006, 2007 and 2008 is as follows:

	Year ended December 31,
	2006	2007	2008
	(in millions of euros)
Interest income	883	524	589
Dividends received	71	72	67
Other financial income	128	107	217
Interest expenses	(3,612)	(3,181)	(3,605)
Less: amount capitalized	—	—	232
Ineffective portion of cash flow hedges	4	(43)	(71)
Accretion provisions and other liabilities	(138)	(200)	(453)
Changes in fair value of financial assets at fair value through profit and loss:	(55)	25	341
Changes in fair value of financial liabilities at fair value through profit and loss:	(24)	(4)	(115)
Transfer from equity to profit and loss from cash flow hedges	(14)	(17)	(50)
Transfer from equity to profit and loss from available-for-sale assets	—	(107)	(2)
(Gain)/loss on fair value hedges	(79)	75	912
Loss/(gain) on adjustment to items hedged by fair value hedges	41	(102)	(883)
Net finance costs excluding foreign exchange differences	(2,795)	(2,851)	(2,821)

The breakdown of our derivatives at December 31, 2008, their fair value at year-end and the expected maturity schedule is as set forth in the table below.  For hedges, the positive amount is in terms of fixed “payment”, and for exchange rate hedges, a positive amount means payment of operating versus foreign currency.

	Derivatives at December 31, 2008
	Maturity
	2009	2010	2011	Subsequent years	Total	Fair value
	(in millions of euros, notional values)
Interest rate hedges	2,031	1,747	520	72	4,370	(612)
Cash flow hedges	2,028	493	1,749	3,505	7,775	183
Fair value hedges	3	1,254	(1,229)	(3,433)	(3,405)	(795)
Exchange rate hedges	985	2,382	793	3,717	7,877	519
Cash flow hedges	985	2,382	793	3,717	7,877	519
Fair value hedges	—	—	—	—	—	—
Interest and exchange rate hedges	12	458	18	399	887	(173)
Cash flow hedges	18	232	4	288	542	(71)
Fair value hedges	(6)	226	14	111	345	(102)
Hedge of net investment in foreign operations	(2,830)	(517)	(1,125)	(751)	(5,223)	(546)
Derivatives not designated as hedges	7,328	(627)	(578)	(164)	5,959	(868)
Interest rate	8,587	(303)	(609)	(1,100)	6,575	(271)
Exchange rate	(839)	(137)	96	1,026	146	(395)
Interest and exchange rate	(420)	(187)	(65)	(90)	(762)	(202)

The breakdown of financial instruments arranged by us (notional amount) by currency and interest rates at December 31, 2008 is as follows:

	Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2008
	Maturity Dates							Fair value
	2009	2010	2011	2012	2013	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(in millions of euro, except percentages)
EURO	619	3,198	8,482	3,223	4,066	7,893	27,481	24,421	2,626	27,047
Floating rate	(9,170)	(1,210)	6,475	(158)	4,112	799	848	7,639	(7,574)	65
Spread - Ref Euribor	(0.05%)	(0.35%)	0.18%	0.46%	0.04%	0.25%	0.62%
Fixed rate	9,439	4,408	1,607	31	(46)	5,844	21,283	11,349	10,244	21,593

	Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2008
	Maturity Dates							Fair value
	2009	2010	2011	2012	2013	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(in millions of euro, except percentages)
Interest rate	4.40%	4.76%	2.66%	(22.88%)	(51.84%)	4.20%	4.37%
Rate cap	350	—	400	3,350	—	1,250	5,350	5,433	(44)	5,389
OTHER EUROPEAN CURRENCIES	846	700	779	1,770	160	2,359	6,614	3,557	2,964	6,521
Instruments in CZK	2,025	700	123	111	—	97	3,056	303	2,753	3,056
Floating rate	—	278	—	—	—	—	278	88	191	279
Spread	—	0.07%	—	—	—	—	0.07%
Fixed rate	2,025	422	123	111	—	97	2,778	215	2,562	2,777
Interest rate	4.04%	3.35%	3.41%	4.35%	—	4.62%	3.94%
Rate cap	—	—	—	—	—	—	—
Instruments in GBP	(1,179)	—	656	1,659	160	2,262	3,558	3,254	211	3,465
Floating rate	—	—	63	740	155	(525)	433	59	569	628
Spread	—	—	4.60%	0.27%	0.27%	––	0.34%
Fixed rate	(1,179)	—	593	394	5	1,737	1,550	1,916	(472)	1,444
Interest rate	3.16%	—	5.12%	7.63%	6.44%	5.27%	7.42%
Rate cap	—	—	—	525	—	1,050	1,575	1,279	114	1,393
AMERICA	(60)	1,844	889	747	1,146	3,764	8,330	12,334	(6,555)	5,779
Instruments in USD	473	205	245	188	782	921	2,814	9,855	(9,502)	353
Floating rate	(529)	206	151	173	142	96	239	2,492	(2,374)	118
Spread	0.85%	0.41%	(1.34%)	0.96%	1.89%	––	(0.98%)
Fixed rate	669	(11)	84	5	630	795	2,172	6,957	(7,143)	(186)
Interest rate	4.09%	(48.90%)	26.66%	(7.92%)	3.20%	13.20%	8.28%
Rate cap	333	10	10	10	10	30	403	406	15	421
Instruments in UYU	(2)	2	2	—	—	—	2	1	—	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(2)	2	2	—	—	—	2	1	—	1
Interest rate	(3.19%)	3.75%	3.75%	—	—	—	13.67%
Rate cap	—	—	—	—	—	—	—
Instruments in ARS	110	141	59	—	—	—	310	(85)	321	236
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	110	141	59	—	—	—	310	(85)	321	236
Interest rate	(54.69%)	6.63%	11.49%	—	—	—	(14.12%)
Rate cap	—	—	—	—	—	—	—
Instruments in BRL	(209)	726	161	154	154	311	1,297	607	661	1,268
Floating rate	(348)	667	136	130	130	272	987	548	469	1,017
Spread	0.74%	0.49%	3.64%	3.74%	3.75%	––	2.20%
Fixed rate	139	59	25	24	24	39	310	59	192	251
Interest rate	21.00%	4.23%	10.03%	10.03%	10.03%	9.96%	13.83%
Rate cap	—	—	—	—	—	—	—
Instruments in CLP	349	105	170	102	78	—	804	(15)	820	805
Floating rate	212	105	151	102	78	—	648	113	475	588
Spread	(0.20%)	0.09%	0.06%	0.13%	—	—	(0.01%)
Fixed rate	137	—	19	—	—	—	156	(128)	345	217
Interest rate	8.59%	—	4.70%	—	—	—	8.11%
Rate cap	—	—	—	—	—	—	—
Instruments in UFC	2	2	68	2	2	4	80	173	(95)	78
Floating rate	—	—	—	—	—	—	—	86	(86)	—
Spread	—	—	—	—	—	—	—
Fixed rate	2	2	68	2	2	4	80	87	(9)	78
Interest rate	6.53%	6.56%	4.43%	7.45%	6.00%	6.00%	4.74%
Rate cap	—	—	—	—	—	—	—
Instruments in PEN	161	181	102	82	61	339	926	807	155	962
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	161	181	102	82	61	339	926	807	155	962
Interest rate	5.63%	7.13%	6.67%	6.70%	7.45%	6.23%	6.47%
Rate cap	—	—	—	—	—	—	—

	Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2008
	Maturity Dates							Fair value
	2009	2010	2011	2012	2013	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(in millions of euro, except percentages)
Instruments in COP	579	56	82	33	69	183	1,002	391	587	978
Floating rate	8	43	36	33	30	—	150	148	—	148
Spread	—	—	—	—	—	—	—
Fixed rate	571	13	46	—	39	183	852	243	587	830
Interest rate	12.66%	15.82%	14.10%	—	13.44%	—	10.10%
Rate cap	—	—	—	—	—	—	—
Instruments in UVR	—	—	—	—	—	2,006	2,006	2,006	—	2,006
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,006	2,006	2,006	—	2,006
Interest rate	—	—	—	—	—	7.67%	7.67%
Rate cap	—	—	—	—	—	—	—
Instruments in VEB	(1,998)	—	—	—	—	—	(1,998)	(1,999)	—	(1,999)
Floating rate	––	—	—	—	—	—	—	—	—	—
Spread	––	—	—	—	—	—	—
Fixed rate	(1,998)	—	—	—	—	—	(1,998)	(1,999)	—	(1,999)
Interest rate	10.34%	—	—	—	—	—	10.34%
Rate cap	—	—	—	—	—	—	—
Instruments in MXN	479	426	—	186	—	—	1,091	597	498	1,095
Floating rate	47	266	—	—	—	—	313	412	63	475
Spread	3.30%	0.61%	—	—	—	—	1.01%
Fixed rate	432	160	—	186	—	—	778	185	435	620
Interest rate	12.85%	8.17%	—	9.25%	—	—	11.02%
Rate cap	—	—	—	—	—	—	—
Instruments in GTQ	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Floating rate	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Spread	0.01%	—	—	—	—	—	0.01%
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
ASIA	—	—	—	—	—	—	—	575	(597)	(22)
Instruments in JPY	—	—	—	—	—	—	—	575	(597)	(22)
Floating rate	—	—	—	—	—	—	—	152	(158)	(6)
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	423	(439)	(16)
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	88	—	—	88	—	84	84
Instruments in MAD	—	—	—	88	—	—	88	—	84	84
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	88	—	—	88	—	84	84
Interest rate	—	—	—	4.54%	—	—	8.57%
Rate cap	—	—	—	—	—	—	—
TOTAL	1,405	5,742	10,150	5,828	5,372	14,016	42,513	40,887	(1,478)	39,409
Floating rate	(9,784)	355	7,012	1,020	4,647	642	3,892	11,733	(8,425)	3,308
Fixed rate	10,506	5,377	2,728	923	715	11,044	31,293	22,036	6,862	28,898
Rate cap	683	10	410	3,885	10	2,330	7,328	7,118	85	7,203
Currency options	—	—	—	—	—	—	(202)	—	(202)	—
Other	—	—	—	—	—	—	422	—	—	—

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes at December 31, 2008.

	Sensitivity to Interest Rates at December 31, 2008 Detail for Interest Rate Swaps Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2008
	Maturity Dates
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
	(in millions of euro, except percentages)
TRADING PURPOSES
EUR	—	—	—	—	—	—	—	(184)
Fixed to floating	—	—	—	—	—	—	—	(465)
Receiving leg	(3,383)	(5,088)	(2,039)	(504)	(1,654)	(1,709)	(14,377)	(9,865)
Average Interest Rate	2.10%	3.23%	3.50%	3.77%	4.69%	4.24%	3.31%
Paying leg	3,383	5,088	2,039	504	1,654	1,709	14,377	9,399
Average Spread	1.20%	0.80%	0.01%	0.05%	0.03%	0.01%	0.57%
Floating to fixed	—	—	—	—	—	—	—	285
Receiving leg	(5,642)	(3,121)	(3,007)	(500)	(550)	(4,419)	(17,240)	(12,780)
Average Spread	1.05%	—	—	—	3.48%	—	0.45%
Paying leg	5,642	3,121	3,007	500	550	4,419	17,240	13,066
Average Interest Rate	2.66%	4.06%	3.35%	3.74%	—	3.88%	3.29%
Floating to floating	—	—	—	—	—	—	—	(3)
Receiving leg	(1,470)	—	—	—	—	—	(1,470)	(1,487)
Average Spread	0.13%	—	—	—	—	—	0.13%
Paying leg	1,470	—	—	—	—	—	1,470	1,484
Average Spread	(0.00%)	—	—	—	—	—	0.00%

CZK	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	(554)	(422)	—	—	—	—	(977)	(978)
Average Spread	0.03%	0.01%	—	—	—	—	0.02%
Paying leg	554	422	—	—	—	—	977	978
Average Interest Rate	3.15%	3.35%	—	—	—	—	3.24%

USD	—	—	—	—	—	—	—	(1,230)
Fixed to floating	—	—	—	—	—	—	—	(1,283)
Receiving leg	—	—	(719)	—	(539)	(2,838)	(4,096)	(5,387)
Average Interest Rate	—	—	3.90%	—	5.52%	5.57%	5.27%
Paying leg	—	—	719	—	539	2,838	4,096	4,104
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	53
Receiving leg	(26)	(26)	(26)	(26)	(529)	(79)	(714)	(718)
Average Spread	—	—	—	—	—	—	—
Paying leg	26	26	26	26	529	79	714	771
Average Interest Rate	4.34%	4.34%	4.34%	4.34%	3.70%	4.34%	3.86%

BRL	—	—	—	—	—	—	—	—
Floating to Fixed	—	—	—	—	—	—	—	—
Receiving leg	—	(35)	—	—	—	—	(35)	(35)
Average Spread	—	—	—	—	—	—	—
Paying leg	—	35	—	—	—	—	35	35
Average Interest Rate	—	0.13%	—	—	—	—	0.13%
Floating to floating	—	—	—	—	—	—	—	—
Receiving leg	—	(461)	—	—	—	—	(461)	—
Average Spread	—	0.35%	—	—	—	—	0.35%
Paying leg	—	461	—	—	—	—	461	—
Average Spread	—	—	—	—	—	—	—

MXN	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	(159)	—	—	—	—	(159)	(160)
Average Spread	—	0.61%	—	—	—	—	0.61%
Paying leg	—	159	—	—	—	—	159	160
Average Interest Rate	—	8.16%	—	—	—	—	8.16%

GBP	—	—	—	—	—	—	—	9

	Sensitivity to Interest Rates at December 31, 2008 Detail for Interest Rate Swaps Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2008
	Maturity Dates
	2009	2010	2011	2012	2013	Subsequent	Total	Fair Value
	(in millions of euro, except percentages)
Fixed to floating	—	—	—	—	—	—	—	(68)
Receiving leg	—	—	—	—	—	(525)	(525)	(600)
Average Interest Rate	—	—	—	—	—	5.25%	5.25%
Paying leg	—	—	—	—	—	525	525	532
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	77
Receiving leg	(262)	—	(568)	—	—	(425)	(1,255)	(1,260)
Average Spread	5.59%	—	—	—	—	—	1.17%
Paying leg	262	—	568	—	—	425	1,255	1,337
Average Interest Rate	—	—	5.12%	—	—	4.96%	4.00%
JPY	—	—	—	—	—	—	—	(4)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	—	—	—	(119)	—	—	(119)	(123)
Average Interest Rate	—	—	—	1.68%	—	—	1.68%
Paying leg	—	—	—	119	—	—	119	119
Average Spread	—	—	—	—	—	—	—

NON-TRADING PURPOSES
EUR	—	—	—	—	—	—	—	(186)
Fixed to floating	—	—	—	—	—	—	—	(282)
Receiving leg	—	(790)	(1,685)	(420)	(1,250)	(1,625)	(5,770)	(5,534)
Average Interest Rate		4.55%	4.62%	4.25%	3.46%	4.52%	4.31%
Paying leg	—	790	1,685	420	1,250	1,625	5,770	5,251
Average Spread		—	—	—	0.95%	—	0.21%
Floating to fixed	—	—	—	—	—	—	—	97
Receiving leg	(10,930)	(2,250)	(135)	—	(630)	(950)	(14,895)	(11,873)
Average Spread	0.37%	—	—	—	1.76%	—	0.35%
Paying leg	10,930	2,250	135	—	630	950	14,895	11,970
Average Interest Rate	3.86%	3.63%	4.20%		2.37%	4.23%	3.79%
Floating to floating	—	—	—	—	—	—	—	(1)
Receiving leg	—	—	—	—	—	(50)	(50)	(52)
Average Spread	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	50	50	52
Average Spread	—	—	—	—	—	(0.28%)	(0.28%)

USD	—	—	—	—	—	—	—	(25)
Fixed to floating	—	—	—	—	—	—	—	(43)
Receiving leg	(115)	(614)	(65)	—	—	—	(794)	(841)
Average Interest Rate	—	4.84%	3.08%	—	—	—	4.73%
Paying leg	115	614	65	—	—	—	794	799
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	18
Receiving leg	(217)	(323)	—	—	—	—	(540)	(542)
Average Spread	—	—	—	—	—	—	—
Paying leg	217	323	—	—	—	—	540	560
Average Interest Rate	3.88%	4.08%	—	—	—	—	4.00%
			—	—	—	—
MXN	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	(1)	0	—	—	—	—	(1)	(1)
Average Spread	(0.54%)	(0.54%)	—	—	—	—	(0.54%)
Paying leg	1	0	—	—	—	—	1	2
Average Interest Rate	8.43%	8.43%	—	—	—	—	8.43%

The tables below describe all interest rates, foreign exchange options and interest rate options to which we were party at December 31, 2008.  Options are identified by notional amount and average strike price, and are classified by both type and maturity.

	Interest Rate Options at December 31, 2008
	Maturities Dates
	2009	2010	2011	2012	Subsequent
	(in millions of euro, except percentages)
Collars
Notional bought	781	—	400	200	2,690
Strike Cap	3.897%	—	4.000%	3.80%	4.53%
Strike Floor	2.733%	—	3.300%	2.80%	3.13%

Caps
Notional bought	—	—	—	6,785	—
Strike	—	—	—	4.28%	—
Notional sold	700	—	400	6,785	2,690
Strike	4.75%	—	4.55%	5.156%	5.24%
Floors
Notional bought	1,481	—	400	567	2,600
Strike	0.71%	—	1.00%	1.15%	1.72%
Notional sold	1,050	368	—	1,067	—
Strike	2.73%	4.39%	—	2.75%	—

	Currency Options at December 31, 2008
	Maturities Dates
	2009	2010	2011	2012	2013	Subsequent years
	(in millions of euro, except percentages)
Call USD/Put BRL
Notional amount of options bought	287	—	—	—	—	—
Strike	2.36%	—	—	—	—	—
Notional amount of options sold	290	—	—	—	—	—
Strike	2.36%	—	—	—	—	—
Put USD / Call BRL
Notional amount of options bought	114	—	—	—	—	—
Strike	1.86%	—	—	—	—	—
Notional amount of options sold	144	—	—	—	—	—
Strike	1.86%	—	—	—	—	—
Call USD / Put ARS
Notional amount of options bought	16	—	—	—	—	—
Strike	3.38%	—	—	—	—	—
Call USD / Put EUR
Notional amount of options bought	291	—	208	—	148	1,723
Strike	1.59%	—	1.59%	—	1.49%	1.40%
Notional amount of options sold	269	—	195	—	—	831
Strike	1.51%	—	1.49%	—	—	1.20%

The breakdown of financial instruments arranged by us (notional amount) by currency and interest rates at December 31, 2007 is as follows

	Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2007
	Maturity Dates					Fair Value
	2008	2009	2010	2011	2012	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(in millions of euro, except percentages)
EURO	3,256	(17)	1,799	8,610	2,569	11,005	27,222	23,370	3,862	27,232
Floating rate	1,227	(999)	(307)	4,412	(1,488)	5,142	7,987	5,901	1,523	7,424
Spread - Ref Euribor	(0.28%)	0.13%	(0.68%)	0.21%	0.34%	0.00%	0.10%

	Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2007
	Maturity Dates					Fair Value
	2008	2009	2010	2011	2012	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(in millions of euro, except percentages)

Fixed rate	629	(68)	2,106	2,998	(293)	5,863	11,235	9,339	2,491	11,830
Interest rate	3.79%	(3.93%)	7.14%	3.59%	6.59%	4.56%	4.74%
Rate cap	1,400	1,050	—	1,200	4,350	—	8,000	8,130	(152)	7,978
OTHER EUROPEAN CURRENCIES	(1,877)	2,102	2,106	845	3,487	2,814	9,477	5,971	3,485	9,456
Instruments in CZK	1,669	561	708	—	113	98	3,149	360	2,772	3,132
Floating rate	(45)	—	281	—	—	—	236	46	191	237
Spread	(0.06%)	—	0.07%	—	—	—	0.10%
Fixed rate	1,714	561	427	—	113	98	2,913	314	2,581	2,895
Interest rate	4.13%	3.15%	3.35%	—	4.35%	4.62%	3.85%
Rate cap	—	—	—	—	—	—	—
Instruments in GBP	(3,546)	1,541	1,398	845	3,374	2,716	6,328	5,611	713	6,324
Floating rate	(205)	1,200	1,398	108	2,181	(682)	4,000	469	3,494	3,963
Spread	0.13%	0.02%	(0.01%)	3.35%	0.28%	0.00%	0.19%
Fixed rate	(3,818)	341	—	737	511	2,034	(195)	2,585	(2,781)	(196)
Interest rate	6.19%	5.59%	—	5.12%	7.63%	6.06%	8.78%
Rate cap	477	—	—	—	682	1,364	2,523	2,557	—	2,557
AMERICA	3,906	957	1,697	448	357	1,414	8,779	13,689	(5,569)	8,120
Instruments in USD	(391)	(68)	122	135	40	1,694	1,532	10,726	(9,768)	958
Floating rate	163	(695)	118	(14)	6	672	250	2,367	(2,132)	235
Spread	1.12%	44.69%	0.00%	77.37%	(0.25%)	0.00%	(1.03%)
Fixed rate	(563)	(62)	(5)	140	25	984	519	7,578	(7,635)	(57)
Interest rate	10.28%	5.79%	(119.61%)	9.26%	3.85%	10.95%	12.79%
Rate cap	9	689	9	9	9	38	763	781	(1)	780
Instruments in UYU	—	2	2	2	—	—	6	5	—	5
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	2	2	2	—	—	6	5	—	5
Interest rate	8.83%	3.75%	3.75%	3.75%	—	—	3.93%
Rate cap	—	—	—	—	—	—	—
Instruments in ARS	468	256	153	—	—	—	877	101	774	875
Floating rate	22	—	—	—	—	—	22	21	—	21
Spread	1.15%	—	—	—	—	—	1.15%
Fixed rate	446	256	153	—	—	—	855	80	774	854
Interest rate	10.20%	9.22%	9.12%	—	—	—	9.71%
Rate cap	—	—	—	—	—	—	—
Instruments in BRL	140	208	822	94	92	200	1,556	305	1,134	1,439
Floating rate	(774)	153	794	66	64	151	454	138	375	513
Spread	0.47%	(2.42%)	0.21%	3.59%	3.60%	—	0.98%
Fixed rate	914	55	28	28	28	49	1,102	167	759	926
Interest rate	9.51%	10.65%	10.17%	10.17%	10.17%	10.15%	9.65%
Rate cap	—	—	—	—	—	—	—
Instruments in CLP	53	184	31	181	42	—	491	12	488	500
Floating rate	(17)	132	31	158	42	—	346	139	144	283
Spread	0.27%	0.05%	0.38%	0.07%	0.38%	—	0.12%
Fixed rate	70	52	—	23	—	—	145	(127)	344	217
Interest rate	3.43%	6.63%	—	3.35%	—	—	4.57%
Rate cap	—	—	—	—	—	—	—
Instruments in UFC	117	90	98	99	82	7	493	177	326	503
Floating rate	—	—	95	—	—	—	95	95	—	95
Spread	—	—	0.33%	—	—	—	0.33%
Fixed rate	117	90	3	99	82	7	398	82	326	408
Interest rate	2.55%	3.55%	6.56%	4.28%	3.80%	6.00%	3.55%
Rate cap	—	—	—	—	—	—	—
Instruments in PEN	132	136	81	72	80	338	839	639	215	854

	Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2007
	Maturity Dates					Fair Value
	2008	2009	2010	2011	2012	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(in millions of euro, except percentages)

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	132	136	81	72	80	338	839	639	215	854
Interest rate	8.58%	5.95%	6.42%	6.90%	6.68%	6.81%	6.91%
Rate cap	—	—	—	—	—	—	—
Instruments in COP	589	222	36	22	26	29	924	412	472	884
Floating rate	12	17	36	22	26	29	142	104	—	104
Spread	—	—	1.32%	—	—	—	0.34%
Fixed rate	577	205	—	—	—	—	782	308	472	780
Interest rate	11.49%	0.01%	—	—	—	36.00%	7.65%
Rate cap	—	—	—	—	—	—	—
Instruments in UVR	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
Instruments in VEB	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)
Interest rate	8.16%	—	—	—	—	—	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in MXN	656	73	503	—	219	—	1,451	714	778	1,492
Floating rate	(39)	70	314	—	—	—	345	478	78	556
Spread	0.02%	2.59%	0.61%	—	—	—	1.08%
Fixed rate	695	3	189	—	219	—	1,106	236	700	936
Interest rate	7.81%	8.83%	8.17%	—	9.25%	—	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in GTQ	2	—	—	—	—	—	2	(10)	12	2
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	2	—	—	—	—	—	2	(10)	12	2
Interest rate	23.70%	—	—	—	—	—	23.70%
Rate cap	—	—	—	—	—	—	—
ASIA	—	—	—	—	—	—	—	622	(661)	(39)
Instruments in JPY	—	—	—	—	—	—	—	622	(661)	(39)
Floating rate	—	—	—	—	—	—	—	151	(152)	(1)
Spread	3.79%	3.79%	3.79%	3.79%	—	—	3.79%
Fixed rate	—	—	—	—	—	—	—	471	(509)	(38)
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	—	88	—	88	—	85	85
Instruments in MAD	—	—	—	—	88	—	88	—	85	85
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	88	—	88	—	85	85
Interest rate	—	—	—	—	4.54%	—	4.54%
Rate cap	—	—	—	—	—	—	—
TOTAL	5,285	3,042	5,602	9,903	6,501	15,233	45,566	43,652	1,202	44,854
Floating rate	344	(122)	2,760	4,752	831	5,312	13,877	9,909	3,521	13,430
Fixed rate	3,055	1,425	2,833	3,942	629	8,519	20,403	22,275	(2,166)	20,109
Rate cap	1,886	1,739	9	1,209	5,041	1,402	11,286	11,468	(153)	11,315

	Sensitivity to Interest Rates and Exchange Rates of Debt Obligations at December 31, 2007
	Maturity Dates					Fair Value
	2008	2009	2010	2011	2012	Subsequent	Total	Underlying debt	Associated derivatives	Total
	(in millions of euro, except percentages)

Currency options	—	—	—	—	—	—	(52)	—	(52)	—
Other	—	—	—	—	—	—	(230)	—	—	—

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps

	Sensitivity to Interest Rates at December 31, 2007 Detail for Interest Rate Swaps
	Maturity Dates
	2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value
	(in millions of euros, except percentages)
EUR	—	—	—	—	—	—	—	(159)
Fixed to floating	—	—	—	—	—	—	—	60
Receiving leg	2,590	1,376	296	2,181	916	2,130	9,490	(9,499)
Average Interest Rate	4.53%	3.61%	3.31%	3.56%	4.21%	(4.40%)	2.10%
Paying leg	(2,590)	(1,376)	(296)	(2,181)	(916)	(2,130)	(9,490)	9,559
Average Spread	(0.18%)	—	—	—	—	—	(0.05%)
Floating to fixed	—	—	—	—	—	—	—	(217)
Receiving leg	1,199	705	—	2,885	200	2,688	7,677	7,520
Average Spread	(0.18%)	—	—	—	—	—	(0.03%)
Paying leg	(1,199)	(705)	—	(2,885)	(200)	(2,688)	(7,677)	(7,737)
Average Interest Rate	4.22%	3.77%	—	3.30%	3.80%	3.80%	3.68%
Floating to floating	—	—	—	—	—	—	—	(2)
Receiving leg	(2,000)	(300)	—	—	(42)	(50)	(2,392)	(2,410)
Average Spread	—	0.63%	—	—	0.43%	—	0.09%
Paying leg	2,000	300	—	—	42	50	2,392	2,408
Average Spread	(0.18%)	0.11%	—	—	(0.10%)	0.28%	(0.14%)
CZK	—	—	—	—	—	—	—	21
Floating to fixed	—	—	—	—	—	—	—	21
Receiving leg	(110)	(561)	(427)	—	—	—	(1,098)	(1,079)
Average Spread	0.03%	0.03%	0.01%	—	—	—	0.02%
Paying leg	110	561	427	—	—	—	1,098	1,100
Average Interest Rate	3.17%	3.15%	3.35%	—	—	—	3.23%
USD	—	—	—	—	—	—	—	(292)
Fixed to floating	—	—	—	—	—	—	—	(297)
Receiving leg	—	(98)	(581)	—	(3,193)	(3,193)	(7,065)	(4,869)
Average Interest Rate	—	5.35%	4.84%	—	5.56%	5.56%	5.50%
Paying leg	—	98	581	—	3,193	3,193	7,065	4,572
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	5
Receiving leg	(81)	(25)	(331)	(25)	(25)	(100)	(586)	(588)
Average Spread	0.02%	—	—	—	—	—	—
Paying leg	81	25	331	25	25	100	586	593
Average Interest Rate	4.71%	4.34%	4.10%	4.34%	4.34%	4.34%	4.26%
BRL	51	1	—	—	—	—	52	1
Floating to Fixed	51	1	—	—	—	—	52	1
Receiving leg	(738)	(62)	—	—	—	—	(800)	(594)
Average Spread	—	—	—	—	—	—	0.00%
Paying leg	789	63	—	—	—	—	852	595
Average Interest Rate	12.30%	10.84%	—	—	—	—	12.20%
Floating to floating	—	—	—	—	—	—	—	—
Receiving leg	—	—	(575)	—	—	—	—	(585)
Average Spread	—	—	—	—	—	—	—
Paying leg	—	—	575	—	—	—	—	585
Average Spread	—	—	—	—	—	—	—
MXN	—	—	—	—	—	—	—	(1)
Floating to fixed	—	—	—	—	—	—	—	(1)

	Sensitivity to Interest Rates at December 31, 2007 Detail for Interest Rate Swaps
	Maturity Dates
	2008	2009	2010	2011	2012	Subsequent years	Total	Fair Value
	(in millions of euros, except percentages)
Receiving leg	(1)	(1)	(188)	—	—	—	(190)	(194)
Average Spread	(0.54%)	(0.54%)	0.61%	—	—	—	0.59%
Paying leg	1	1	188	—	—	—	190	193
Average Interest Rate	8.43%	8.43%	8.16%	—	—	—	8.17%
GBP	—	—	—	—	—	—	—	(35)
Fixed to floating	—	—	—	—	—	—	—	(32)
Receiving leg	(273)	—	—	—	—	(682)	(954)	(997)
Average Interest Rate	6.31%	—	—	—	—	5.25%	5.55%
Paying leg	273	—	—	—	—	682	954	965
Average Spread	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(2)
Receiving leg	(341)	—	—	(738)	—	(552)	(1,630)	(1,637)
Average Spread	—	—	—	—	—	—	—
Paying leg	341	—	—	738	—	552	1,630	1,635
Average Interest Rate	5.59%	—	—	5.12%	—	4.96%	5.17%	—
Floating to floating	—	—	—	—	—	—	—	(1)
Receiving leg	2,045	—	—	—	—	—	2,045	2,067
Average Spread	0.02%	—	—	—	—	—	0.02%	—
Paying leg	(2,045)	—	—	—	—	—	(2,045)	(2,068)
Average Spread	—	—	—	—	—	—	—	—
CLP	—	—	—	—	—	—	—	(1)
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(34)	—	—	—	—	—	(34)	(35)
Average Interest Rate	5.35%	—	—	—	—	—	5.35%	—
Paying leg	34	—	—	—	—	—	34	34
Average Spread	—	—	—	—	—	—	—	—
JPY	—	—	—	—	—	—	—	(3)
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	(91)	—	—	—	—	—	(91)	(94)
Average Interest Rate	1.68%	—	—	—	—	—	1.68%	—
Paying leg	91	—	—	—	—	—	91	91
Average Spread	—	—	—	—	—	—	—	—

The tables below describe all interest rates, foreign exchange options and interest rate options to which we were party at December 31, 2007.  Options are identified by notional amount and average strike price and are classified by both type and maturity.

	Interest Rate Options at December 31, 2007
	Maturity Dates
	2008	2009	2010	2011	Subsequent
	(in millions of euros, except percentages)
Collars
Notional bought	1,885	2,522	—	900	1,848
Strike Cap	4.195%	3.925%	—	3.944%	4.715%
Strike Floor	3.460%	2.749%	—	3.189%	3.804%
Notional sold	—	—	—	—	—
Strike Cap	—	—	—	—	—
Strike Floor	—	—	—	—	—
Caps
Notional bought	5,400	—	—	300	6,232
Strike	4.748%	—	—	4.070%	4.470%
Notional sold	1,885	2,522	—	1,200	8,079
Strike	4.837%	4.847%	—	4.555%	5.298%
Floors
Notional bought	477	2,872	—	900	1,664
Strike	2.500%	0.013%	—	1.000%	1.205%
Notional sold	4,000	350,	519	—	700
Strike	2.750%	2.700%	4.568%	—	2.146%

	Currency Options at December 31, 2007
	Maturity Dates
	2008	2009	2010	2011	Subsequent years
	(in millions of euros, except percentages)
Call USD/Put BRL
Notional amount of options bought	—	136	—	—	—
Strike	—	2.1585%	—	—	—
Notional amount of options sold	—	196	—	—	—
Strike	—	2.5587%	—	—	—
Put USD / Call BRL
Notional amount of options sold	—	136	—	—	—
Strike	—	1.8585%	—	—	—
Call EUR / Put USD
Notional amount of options bought	28	—	—	—	—
Strike	1.2780%	—	—	—	—
Put USD / Call EUR
Notional amount of options bought	439	—	—	—	1,715
Strike	1.4454%	—	—	—	1.3618%
Notional amount of options sold	—	—	—	—	831
Strike	—	—	—	—	1.2030%
Item 12.    Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2008.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on its assessment and those criteria, Telefónica management believes that, at December 31, 2008 Telefónica’s internal control over financial reporting is effective.

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

Item 16B.    Code of Ethics

In December 2006, we adopted a code of business conduct and ethics, the Telefónica Business Principles, which apply to all Telefónica Group employees.  In March 2008, we decided to modify such Business Principles in order to gather in them all components of the code of ethics definition in Section 406 of Sarbanes-Oxley Act, and consequently our code of ethics for senior officers was replaced by the Telefónica Business Principles.  A copy of the Telefónica Business Principles is filed as an Exhibit to this Annual Report.  For more information, please see “Item 16G. Corporate Governance—Code of Ethics.”

Item 16C.    Principal Accountant Fees and Services

The fees paid in 2007 and 2008 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to €23.77 million and €24.45 million, respectively.

The detail of these amounts is as follows:

	Year ended December 31,
	2007	2008
	(in millions of euros)
Audit services (1)	21.94	22.79
Audit-related services (2)	1.56	1.65
Tax services (3)	—	—
Other non-audit services (4)	0.27	0.01
Total Fees	23.77	24.45

(1)
Audit services: services included under this heading are mainly the audit of the annual and review of the interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of our annual report on Form 20-F.

(2)
Audit-related services: services included under this heading are mainly related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)	Tax services: no such services were provided.

(4)	Other non-audit services: services included under this heading relate to training and other permissible advisory services (non-current assets and other).

Ernst & Young’s fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies.  A total of €0.89 and €1.39 million, respectively, corresponding to 50% of the fees paid by proportionally consolidated companies, were included in 2007 and 2008 respectively.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Year ended December 31, 2008
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)(2)
January 1 to January 31	8,935,000	20.88	8,935,000
February 1 to February 28	3,157,100	19.17	3,157,100
March 1 to March 31	18,400,000	18.24	18,400,000
April 1 to April 30	4,124,503	18.75	4,124,503
May 1 to May 31	6,100,000	18.65	6,100,000
June 1 to June 30	21,500,000	17.75	21,500,000
July 1 to July 31	20,576,522	17.05	20,576,522
August 1 to August 31	7,650,000	16.47	7,650,000
September 1 to September 30	8,100,000	16.82	8,100,000
October 1 to October 31	18,750,000	14.14	18,750,000
November 1 to November 30	3,606,999	14.99	3,606,999
December 1 to December 31	8,758,278	15.74	8,758,278
Total	129,658,402	17.16	129,658,402

(1)	The number of shares of treasury stock at December 31, 2008 amounted 125,561,011 (64,471,368 at December 31, 2007).

(2)
As part of our shareholder remuneration policy, in 2008, we announced plans to buy back up to 150 million of our shares, which we concluded in the first quarter of 2009. For a further description of our share buyback programs, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs”.  We manage the share price risk of our share buyback programs by setting the timetable for execution in accordance with the pace of cash flow generation, the share price and other market conditions, and subject to any applicable limitations established by law, regulations or our bylaws.

In addition, a maximum of 2,900,000 shares could be assigned for the third phase (Start Date: July 1, 2008) of the Performance Share Plan.

For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Share Price Risk”.

Item 16G.    Corporate Governance

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Conthe Code published in May 2006, which contains corporate governance and shareholder disclosure recommendations. It combines and substitutes the former Spanish Corporate Governance Codes: the Olivencia Code of Good Governance and the Aldama Report. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites.  We base our corporate governance procedures on the recommendations of the Conthe Code.  As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities.  Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights.  The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees.  Our Annual Report on Corporate Governance is available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.

Committees

We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of four non-executive directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors.  The Committee’s functions and duties are similar to those required by the New York Stock Exchange.  The Audit and Control Committee shall consist of not less than three nor more than five directors appointed by our Board of Directors. All Committee members shall be external directors.  When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

We have had a Nominating, Compensation and Corporate Governance Committee since 1997, which is composed of five external directors.  The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and are very similar to those required by the NYSE.  The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five directors appointed by the Board of Directors.  All members of the Committee must be external directors and the majority thereof must be independent (The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent director, shall be appointed from among its members).

Additionally we have a Human Resources and Corporate Reputation and Responsibility Committee, a Regulation Committee, a Service Quality and Customer Service Committee, an International Affairs Committee, an Innovation Committee and a Strategy Committee. The functions, composition and competencies are regulated by the Board of Directors’ Regulations.

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

Non-Executive Director Meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present and Telefónica must disclose a method for any interested parties to communicate directly with the non-executive directors.  As a group, our non-executive directors do not meet formally without management present.  Nevertheless, every committee of the Board of Directors is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

Whistleblowing

We have procedures in place that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to Telefónica and its subsidiaries.

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

Item 18.    Financial Statements

Please see pages F-1.1 through F-143.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
4.1	Shareholders’ Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.*
4.2	Co-investment Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. *
4.3	Merger Plan of Telefónica and Telefónica Móviles dated as of March 29, 2006**
4.4	Framework Agreement between Telefónica and O2 Plc dated October 31, 2005, together with the amendment thereto dated November 18, 2005***
4.5	Merger Plan of Telefónica and Terra Networks dated as of February 23, 2005****
4.6	Call Option Agreement, dated November 6, 2007, between Telefónica, S.A. and Telco*****
4.7	Amendment to the Shareholders’ Agreement and Bylaws, dated November 19, 2007 among Telefónica S.A., Generali, Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*****
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix V thereto)
11.1	Code of Ethics (“Telefónica Business Principles”)
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

**	Incorporated by reference to Telefónica’s filing made pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, on March 29, 2006.

***	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

****	Included as Annex A-1 to the joint information statement/prospectus contained in the registration statement on Form F-4 of Telefónica and Terra Networks (Registration No. 333-123162).

*****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.

We agree to furnish to the SEC upon request, copies of the instruments defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

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

Date:  April 30, 2009

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE

TELEFÓNICA GROUP

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Telefónica, S.A.’s Directors are responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telefónica, S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and recognized income and expense for each of the three years in the period ended December 31, 2008 and our report dated April 30, 2009 expressed an unqualified opinion thereon.

Ernst & Young S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain
April 30, 2009

F - 1.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited the accompanying consolidated balance sheets of Telefónica, S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and recognized income and expense for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2009 expressed an unqualified opinion thereon.

Ernst & Young S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain
April 30, 2009

F - 1.2

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

(MILLIONS OF EUROS)

ASSETS	NOTE	2008	2007

A) NON-CURRENT ASSETS		81,923	87,395

Intangible assets	(Note 6)	15,921	18,320
Goodwill	(Note 7)	18,323	19,770
Property, plant and equipment	(Note 8)	30,545	32,460
Investment properties		1	9
Investments in associates	(Note 9)	2,777	3,188
Non-current financial assets	(Note 13)	7,376	5,819
Deferred tax assets	(Note 17)	6,980	7,829

B) CURRENT ASSETS		17,973	18,478

Inventories		1,188	987
Trade and other receivables	(Note 11)	9,315	9,662
Current financial assets	(Note 13)	2,216	1,622
Tax receivables	(Note 17)	970	1,010
Cash and cash equivalents	(Note 13)	4,277	5,065
Non-current assets held for sale		7	132

TOTAL ASSETS (A + B)		99,896	105,873

EQUITY AND LIABILITIES	NOTE	2008	2007

C) EQUITY	(Note 12)	19,562	22,855

Equity attributable to equity holders of the parent		17,231	20,125
Minority interests		2,331	2,730

D) NON-CURRENT LIABILITIES		55,202	58,044

Interest-bearing debt	(Note 13)	45,088	46,942
Trade and other payables	(Note 14)	1,117	1,015
Deferred tax liabilities	(Note 17)	3,576	3,926
Provisions	(Note 15)	5,421	6,161

E) CURRENT LIABILITIES		25,132	24,974

Interest-bearing debt	(Note 13)	8,100	6,986
Trade and other payables	(Note 14)	13,651	14,556
Current tax payables	(Note 17)	2,275	2,157
Provisions	(Note 15)	1,106	1,275

TOTAL EQUITY AND LIABILITIES (C+D+E)		99,896	105,873

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated balance sheets.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2008	2007	2006

Revenue from operations	(Note 19)	57,946	56,441	52,901
Other income	(Note 19)	1,865	4,264	1,571
Supplies		(17,818)	(17,907)	(16,629)
Personnel expenses	(Note 19)	(6,762)	(7,893)	(7,622)
Other expenses	(Note 19)	(12,312)	(12,081)	(11,095)
Depreciation and amortization	(Note 19)	(9,046)	(9,436)	(9,704)

OPERATING INCOME		13,873	13,388	9,422

Share of profit (loss) of associates	(Note 9)	(161)	140	76

Finance income		827	703	1,082
Exchange gains		6,189	4,645	4,513
Finance costs		(3,648)	(3,554)	(3,877)
Exchange losses		(6,165)	(4,638)	(4,452)

Net financial expense	(Note 16)	(2,797)	(2,844)	(2,734)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		10,915	10,684	6,764

Corporate income tax	(Note 17)	(3,089)	(1,565)	(1,781)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		7,826	9,119	4,983

PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	(Note 18)	-	-	1,596
PROFIT FOR THE YEAR		7,826	9,119	6,579

Minority interests	(Note 12)	(234)	(213)	(346)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		7,592	8,906	6,233

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	1.63	1.87	0.97
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1.63	1.87	1.30

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated income statements.

TELEFÓNICA GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

	NOTE	2008	2007	2006
Cash flows from operating activities

Cash received from customers		69,060	67,129	60,285
Cash paid to suppliers and employees		(48,500)	(47,024)	(41,475)
Dividends received		113	124	76
Net interest and other financial expenses paid		(2,894)	(3,221)	(2,372)
Taxes paid		(1,413)	(1,457)	(1,100)

Net cash from operating activities	(Note 23)	16,366	15,551	15,414

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		276	198	129
Payments on investments in property, plant and equipment and intangible assets		(7,889)	(7,274)	(6,933)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		686	5,346	2,294
Payments on investments in companies, net of cash and cash equivalents acquired		(2,178)	(2,798)	(23,757)
Proceeds on financial investments not included under cash equivalents		31	14	109
Payments made on financial investments not included under cash equivalents		(114)	(179)	(220)
Interest received on cash surpluses not included under cash equivalents		76	74	312
Government grants received		11	27	14

Net cash used in investing activities	(Note 23)	(9,101)	(4,592)	(28,052)

Cash flows from financing activities

Dividends paid	(Note 12)	(4,440)	(3,345)	(3,196)
Transactions with equity holders		(2,241)	(2,152)	(2,346)
Proceeds on issue of debentures and bonds	(Note 13)	1,317	4,209	13,528
Proceeds on loans, borrowings and promissory notes		3,693	6,658	30,489
Cancellation of debentures and bonds	(Note 13)	(1,167)	(1,756)	(1,668)
Repayments of loans, borrowings and promissory notes		(4,927)	(13,039)	(22,235)

Net cash (used in) from financing activities	(Note 23)	(7,765)	(9,425)	14,572

Effect of foreign exchange rate changes on collections and payments		(302)	(261)	(372)

Effect of changes in consolidation methods and other non-monetary effects		14	-	28

Net increase/(decrease) in cash and cash equivalents during the period		(788)	1,273	1,590

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		5,065	3,792	2,202

CASH AND CASH EQUIVALENTS AT AT THE END OF YEAR	(Note 13)	4,277	5,065	3,792

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE BALANCE SHEET

BALANCE AT THE BEGINNING OF THE YEAR		5,065	3,792	2,202
Cash on hand and at banks		2,820	2,375	1,555
Other cash equivalents		2,245	1,417	658
Bank overdrafts			-	(11)

BALANCE AT THE END OF THE YEAR	(Note 13)	4,277	5,065	3,792
Cash on hand and at banks		3,236	2,820	2,375
Other cash equivalents		1,041	2,245	1,417

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated cash flow statements.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

	NOTE	2008	2007	2006
Gain (loss) on available-for-sale investments		(1,309)	32	584
Gains (loss) on hedges		1,352	892	10
Translation differences		(4,051)	(1,375)	(407)
Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(Note 15)	(182)	54	112
Share of income (loss) recognized directly in equity		(59)	(3)	(153)
Tax effect of items recognized directly in equity		(79)	(296)	(138)
Net income (loss) recognized directly in equity		(4,328)	(696)	8

Profit for the year		7,826	9,119	6,579

Total income and expense recognized in the year	(Note 12)	3,498	8,423	6,587

Attributable to:
Equity holders of the parent	(Note 12)	3,612	8,158	6,346
Minority interests	(Note 12)	(114)	265	241
		3,498	8,423	6,587

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated statements of recognized income and expense.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2008

(1)	BACKGROUND AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “Telefónica,” "the Group” or “the Company”) operating primarily in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix V lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their corporate purpose, country, functional currency, share capital, the Telefónica Group’s effective shareholding and the consolidation method used.

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

The Telefónica Group follows a regional, integrated management model based on three business areas defined by geographical markets and integrated wireline and wireless businesses:

-	Telefónica Spain

-	Telefónica Latin America

-	Telefónica Europe

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

A more detailed segmentation of the activities carried out by the Group is provided in Note 4.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, which were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which the companies comprising the Group are located, and presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which do not differ from IFRS as adopted by the European Union, , to give a true and fair view of the equity, financial position, results of operations and cash flow obtained and used and recognized income and expense in 2008. The figures in these consolidated financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2008 were prepared by the Company’s Board of Directors at its meeting on February 25, 2009 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without any modification.

Note 3 contains a description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2008 include in the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognized income and expense and the notes thereto for the year then ended, the figures for 2007 and, on a voluntary basis those of 2006.

Comparative information and changes in the consolidation scope

The main changes in the consolidation scope affecting comparability of the consolidated information for 2008 and 2007 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2006) are as follows:

2008:

a)	Tender offer for all the remaining outstanding shares of Compañía de Telecomunicaciones de Chile, S.A.

On September 17, 2008, Telefónica launched a tender offer through its subsidiary Inversiones Telefónica Internacional Holding, Ltda. to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that it did not control directly or indirectly, amounting to 55.1% of CTC’s share capital.

Once the acceptance period had ended and the transaction had been settled, Telefónica’s indirect ownership in CTC increased from 44.9% to 96.75%. This is the percentage that appears as the percentage of ownership in the accompanying consolidated financial statements.

Subsequently, pursuant to Chilean law, on December 1, 2008, Inversiones Telefónica Internacional Holding, Ltda. launched a new offer for all the shares of CTC that it did not own directly or indirectly after settlement of the first offer, under the same economic terms. The acceptance period for the second offer ended December 31, 2008 but was then extended to January 6, 2009, as allowed by Chilean law.

Upon the end of the acceptance period of the second tender offer, Telefónica’s indirect ownership percentage in CTC’s share capital had increased from 96.75% of all CTC’s outstanding shares, reached in the first tender offer, to 97.89%. The total payment for the two tranches was 553.64 million Chilean pesos, equivalent to 647.6 million euros.

2007

b)	Sale of shareholding in Airwave O2, Ltd.

In April 2007, Telefónica O2 Europe, Plc, a wholly owned subsidiary of Telefónica, S.A., sold, through its subsidiary O2 Holdings, Ltd, 100% of the share capital of UK company Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date). The sale produced a gain of 1,296 million euros, recognized under “Other income” in the accompanying 2007 consolidated income statement (see Note 19).

c)	Sale of shareholding in Endemol Investment Holding, B.V.

In May 2007, Telefónica, S.A. agreed to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. for 2,629 million euros. The transaction was carried out on July 3, 2007, producing a gain for the Telefónica Group of 1,368 million euros, recognized under “Other income” in the accompanying 2007 consolidated income statement (see Note 19).

d)	Acquisition of indirect shareholding in Telecom Italia

Pursuant to the agreements signed on April 28, 2007, on October 25, 2007 Telefónica, S.A., together with its partners Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca S.p.A. and Sintonía, S.A. (Benetton) acquired an indirect shareholding in Telecom Italia S.p.A. through Italian company Telco S.p.A., in which Telefónica has a 42.3% interest.

After the acquisition was carried out on December 10, 2007, Telco S.p.A. became owner of 23.6% of Telecom Italia, S.p.A.’s voting shares, leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98%, equivalent to 6.88% of the dividend rights.

Subsequently, in March 2008, Telco, S.p.A. acquired 121.5 million shares of Telecom Italia, S.p.A. (representing 0.9% of its share capital), bringing its ownership to 24.5% of the voting rights and 16.9% of the dividend rights.

As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia, S.p.A.’s voting rights and 7.1% of its dividend rights. The Telefónica Group accounts for the investment in Telco, S.p.A. using equity consolidation.

(3)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:

a)	Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:

1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements and cash flow statements, which were translated at the average exchange rates for the year.

Goodwill and balance sheet items remeasured to fair value upon the acquisition of stake in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the year-end exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated balance sheets, net of the portion of said differences attributable to minority interests, which is shown under “Equity - Minority interests.” When a foreign operation is sold, fully or partially, or contributions are reimbursed, cumulative translation differences since January 1, 2004 (the IFRS transition date) recognized in equity are taken proportionally to the income statement as a gain or loss on the disposal.

b)	Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of the investment in the foreign operation, which are recorded under “Translation differences” in the consolidated balance sheet.

c)	Goodwill

For acquisitions after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets acquired and liabilities and contingent liabilities assumed from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated balance sheets include goodwill net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities recognized in equity.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates when originated. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

d)	Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).

The Company’s management reassesses the indefinite useful life classification of these assets on an annual basis.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Research and development costs

Research costs are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.

Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, whether it will be available for use or sale, its intention to complete and its ability to use or sell the asset and how the asset will generate future economic benefits.

As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually, or more frequently if there are indications that the carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

Service concession arrangements

These arrangements relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

The concessions are amortized on a straight-line basis over the duration of the related licenses from the moment commercial exploitation commences.

Customer base

This represents the allocation of acquisition costs attributable to customers acquired in business combinations. Amortization is on a straight-line basis over the estimated period of the customer relationship.

Software

Software is stated at cost and amortized on a straight-line basis over its useful life, generally estimated at three years.

e)	Property, plant and equipment

Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Own work capitalized” and “Other income.” Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Company is under obligation to incur such costs due to the use of the asset.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to their intended use or sale.

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount whenever there are indicators that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

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

Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f)	Impairment of non-current assets

Non-current assets, including Property, Plant and Equipment goodwill and intangible assets are evaluated at each balance sheet date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, the Company estimates recoverable amount as the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. The Company assesses each asset individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).

The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.

The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.

Pre-tax discount rates adjusted for country and business risk are applied. The Company used the following ranges of rates in 2008:

Rates	2008	2007
Businesses in Spain	7.6%-10.1%	7.0%-11.3%
Businesses in Latin America	9.5%-23.5%	8.1%-18.6%
Businesses in Europe	7.8%-8.5%	7.7%-8.1%

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

g)	Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group for  the use of  the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense under “Other expense” in the income statement on a straight-line basis over the lease term.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance costs and reduction of the principal of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.

h)	Investments in associates

The Telefónica Group’s investments in companies over which it exercises significant influence (evidenced via representation on the board of directors or agreements with shareholders) but does not control or manage jointly with third parties are accounted for using the equity method. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

i)	Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Where appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current assets. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value. Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses recognized in the income statement.

Financial assets with fixed maturities that the Company has the positive intention and ability (legal and financial) to hold until maturity are classified as held-to-maturity and presented as “Current assets” or “Non-current assets”, depending on the time left until settlement. Financial assets falling into this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settled or impaired, as well as through the amortization process.

Financial assets which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity at each financial year end until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Dividends from available-for-sale investments are recognized in the income statement when the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:

1.     Listed securities on active markets:

Fair value is considered to be the quoted market price at the closing date.

2.     Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables include financial assets that are not quoted in an active market and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision is recorded when there is objective evidence of customer collection risk. The amount of the provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.

The Group assesses at each balance sheet date whether a financial asset is impaired. If there is objective evidence that an impairment of a financial asset carried at amortized cost occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that the asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the income statement.

Financial assets are only fully or partially derecognized when:

1.	The rights to receive cash flows from the assets have expired;

2.	The Company has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.	The Company has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.

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

Preferred stock

Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principle repayment or dividend payment, whereas it is recorded as a financial liability on the balance sheet whenever the Telefónica Group does not have the right to avoid cash payments.

Issues and interest-bearing debt

These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the balance sheet date.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and non-current liabilities when fair value is negative.

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

A hedge of the foreign currency risk in a firm commitment is accounted for as either a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retroactively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.

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

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

l)	Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.

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

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

m)	Share-based payments

The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are cash-settled, while others are equity-settled.

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability. The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Company reviews its estimate of fair value and the number of options it expects to be exercised, remeasuring the liability, with any changes in fair value recognized in the income statement.

For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.

n)	Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, where applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes are calculated based on balance sheet analysis of the temporary differences generated as a result of the difference between the tax bases of the assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of plant, property and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability is settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the balance sheet date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities resulting from business combinations are recognized in connection with the purchase price allocation. Subsequent increases in required deferred tax asets are deducted from goodwill.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o)	Revenues and expenses

Revenues and expenses are recognized on the income statement based on an accruals basis(i.e. at the moment the goods or services represented by them take place), regardless of when actual payment or collection occurs.

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

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the balance sheet. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.

Period fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Periodic fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consummed.

Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is deducted from revenue until the points are exchanged and recognized as sales or services based on the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”

Bundle packages, which include different elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, cannot be separately identifiable as elements in these types of packages, any revenues received from customers for these items are allocated to the remaining elements. However, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to mixed promotional packages are taken to the income statement as incurred.

p)	Use of estimates, assumptions and judgments

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the balance sheet date, that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the balance sheet date, including the opinions of independent experts such as legal counsel or consultants.

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

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of our business.

A change in the estimates of fair values could affect the allocation of revenue among the elements and as a result, revenues in future years.

q)	Consolidation procedures

The consolidation procedures applied are as follows:

-	Full consolidation for companies over which the Company has control either by exercising effective control or by virtue of agreements with the other shareholders.

-
Proportionate consolidation for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated on a line by line basis into the consolidated financial statements.

-	Equity method for companies in which there is significant influence, but not control or joint control with third parties.

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

Revenues and expenses associated with discontinued operations are presented in a separately line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.

The share of minority interests in the equity and results of the fully consolidated subsidiaries is presented under "Minority interests" on the consolidated balance sheet and income statement, respectively.

r)	Acquisitions and disposals of minority interests

Acquisitions of equity shares of subsidiaries from minority interests:

The Telefónica Group treats increases in equity investments in companies already controlled by the Group via purchases from minority shareholders by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill.

Disposals of investments in subsidiaries without relinquishing control:

In transactions involving the sale of investments in subsidiaries in which the Group retains control, the Telefónica Group derecognizes the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price is recognized as a gain or loss in the income statement.

Commitments to acquire minority interests (put options):

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

The interpretation of IFRIC 11: Group and Treasury Share Operations has been applied effectively from January 1, 2008. The adoption of this interpretation has not had a significant impact on the Company’s financial position in the initial period of application.

The interpretation of IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction has been applied effectively from January 1, 2008. The adoption of this interpretation has not had a significant impact on the Company’s financial position in the initial period of application.

The amendments to IAS 39 and IFRS 7: Reclassification of financial assets have been applied effectively from July 1, 2008. Their adoption has not had a significant impact on the current period.

At the date of preparation of these consolidated financial statements, IFRIC interpretation IFRIC 12: Service Concession Arrangements, with effect for the annual period beginning on or after January 1, 2008, had been published by the International Accounting Standards Board but not adopted by the European Union as of December 31, 2008. The application of this interpretation would not have had an impact on the 2008 consolidated financial statements.

In addition, at the date of preparation of the consolidated financial statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendment to IAS 23	Borrowing Costs	January 1, 2009 (*)
Amendment to IAS 1	Revised Presentation of Financial Statements	January 1, 2009
Revised IFRS 3	Business combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Amendment to IFRS 2	Share-based Payment - Vesting Conditions and Cancellations	January 1, 2009
Amendments to IAS 32 and IAS 1	Puttable Instruments and Obligations Arising on Liquidation	January 1, 2009
Amendments to IFRS 1 and IAS 27	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	January 1, 2009
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Revised IFRS 1	First–time adoption of International Financial Reporting Standards	January 1, 2009
Improvements to IFRS		January 1, 2009 (**)

(*)	Borrowing costs related to qualifying assets capitalized as of January 1, 2009.

(**)	Improvements to IFRS 5 applicable for annual periods beginning on or after July 1, 2009.

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 13	Customer Loyalty Programs	July 1, 2008
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009
IFRIC 16	Hedges of a Net Investment in a Foreign Operation.	October 1, 2008
IFRIC 17	Distribution of Non-cash Assets to Owners	July 1, 2009
IFRIC 18	Transfers of Assets from Customers	July 1, 2009 (*)

(*)	Applicable for transfers carried out on or after July 1, 2009.

The Group is currently assessing the impact of the application of these standards, amendments and interpretations.

From the analyses made, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by the revised IFRS 3 and amendments to IAS 27 will affect future acquisitions and transactions with minority interests carried out on or after January 1, 2010.

(4)	SEGMENT INFORMATION

Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.

To implement this management model, the Group has three large business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.

Telefónica Spain the wireline and wireless telephony, broadband, internet, data, broadband TV, value added services activities and their development in Spain.

Telefónica Latin America oversees the same businesses in Latin America.

Telefónica Europe oversees the wireline, wireless, broadband, value added services and data businesses in the UK, Germany, the Isle of Man, Ireland, the Czech Republic and the Slovak Republic.

The Telefónica Group is also involved in the media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and inter-group eliminations” together with the consolidation adjustments.

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

For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management services and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.

Inter-segment transactions are carried out at arm’s length prices.

Key information for these segments is as follows:

2008
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	20,838	22,174	14,309	625	57,946
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	-
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)
Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)
OPERATING INCOME	8,046	4,800	1,145	(118)	13,873
CAPITAL EXPENDITURE	2,208	4,035	2,072	86	8,401
INVESTMENTS IN ASSOCIATES	99	107	-	2,571	2,777
NON-CURRENT ASSETS	14,372	21,959	27,265	1,193	64,789
TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896
TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

2007
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	20,683	20,078	14,458	1,222	56,441
External sales	20,423	19,901	14,417	1,700	56,441
Inter-segment sales	260	177	41	(478)	-
Other operating income and expenses	(11,235)	(12,957)	(9,481)	(*)56	(33,617)
Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)
OPERATING INCOME	7,067	3,562	1,591	1,168	13,388
CAPITAL EXPENDITURE	2,381	3,343	2,125	178	8,027
INVESTMENTS IN ASSOCIATES	95	70	-	3,023	3,188
NON-CURRENT ASSETS	14,451	23,215	31,658	1,226	70,550
TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)	105,873
TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584	83,018

(*)	“Other operating income and expenses” for the “Other and inter-group eliminations” segment includes the 1,368 million euro gain on the sale of Endemol (see Note 2).

2006
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	19,751	18,088	13,159	1,903	52,901
External sales	19,565	17,932	13,124	2,280	52,901
Inter-segment sales	186	156	35	(377)	-
Other operating income and expenses	(11,104)	(11,517)	(9,451)	(1,703)	(33,775)
Depreciation and amortization	(2,533)	(3,671)	(3,399)	(101)	(9,704)
OPERATING INCOME	6,114	2,900	309	99	9,422
CAPITAL EXPENDITURE	2,304	2,811	2,552	343	8,010
INVESTMENTS IN ASSOCIATES	57	20	-	882	959
NON-CURRENT ASSETS	14,664	23,373	35,889	2,459	76,385
TOTAL ALLOCATED ASSETS	30,790	37,705	41,651	(1,164)	108,982
TOTAL ALLOCATED LIABILITIES	20,855	23,674	10,021	34,431	88,981

The breakdown of the segment revenues from operations by business and the main countries in which the Group operates is as follows:

	Millions of euros
	2008				2007				2006
Country	Wireline	Wireless	Other and eliminations	Total	Wireline	Wireless	Other and eliminations	Total	Wireline	Wireless	Other and eliminations	Total
Spain	12,581	9,684	(1,427)	20,838	12,401	9,693	(1,411)	20,683	11,964	9,199	(1,412)	19,751
Latin America				22,174				20,078				18,088
Brazil	6,085	2,932	(411)	8,606	5,619	2,396	(353)	7,662	5,565	2,005	(332)	7,238
Argentina	1,027	1,585	(85)	2,527	984	1,353	(73)	2,264	989	1,260	(86)	2,163
Chile	974	1,051	(89)	1,936	974	930	(90)	1,814	1,006	796	(96)	1,706
Peru	977	773	(123)	1,627	1,031	603	(121)	1,513	1,097	447	(116)	1,428
Colombia	710	815	(35)	1,490	739	869	(39)	1,569	417	779	(14)	1,182
Mexico	N/A	1,631	N/A	1,631	N/A	1,431	N/A	1,431	N/A	988	N/A	988
Venezuela	N/A	2,769	N/A	2,769	N/A	2,392	N/A	2,392	N/A	2,041	N/A	2,041
Remaining operators and inter-segment eliminations				1,588				1,433				1,342
Europe				14,309				14,458				13,159
UK	33	7,019	N/A	7,052	10	7,393	N/A	7,403	N/A	6,265	N/A	6,265
Germany	496	3,099	N/A	3,595	353	3,188	N/A	3,541	295	3,025	N/A	3,320
Czech Republic	1,183	1,388	10	2,581	1,067	1,192	(2)	2,257	1,072	1,090	(14)	2,148
Ireland	N/A	957	N/A	957	N/A	991	N/A	991	N/A	885	N/A	885
Remaining operators and inter-segment eliminations				124				266				541
Other and inter-segment eliminations				625				1,222				1,903
Total				57,946				56,441				52,901

Unassociated Document <!--Copyright 1995 - 2008 EDGARfilings, Ltd., an IEC company. All rights reserved--

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTERESTS

Business combinations:

On April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A. (TCO IP, S.A.), launched a voluntary tender offer for shares representing up to one third of the free float of the preferred stock of Telemig Celular Participaçoes, S.A. and its subsidiary Telemig Celular, S.A. at a price per share of 63.90 and 654.72 Brazilian reais, respectively. This offer, which concluded on May 15, 2008, reached a level of acceptance close to 100%, which implied the acquisition by TCO IP, S.A. of 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively.

Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15, 2008, for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies. After this offer VIVO owns, directly and indirectly, 90.65% of the share capital of Telemig Celular, S.A. and 58.9% of the share capital of Telemig Celular Participaçoes, S.A. Both companies are included in the Telefónica Group’s consolidation scope using proportionate consolidation.

After the acquisition of these shareholdings, the purchase price was allocated to the assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability based on the best information available.

The fair value of the licenses was determined using the Multi-period Excess Earnings Method (MEEM) by discounting the estimated future cash flows of the company’s wireless business based on the assumptions contained in the Business Economic Valuation (BEV) prepared in accordance with Brazilian corporation law.

The calculation only considers estimated revenue generated by new customers in the business plan and not existing customers in the portfolio at the time of the transaction. All applicable costs are deducted from the estimated revenue, while the impact on cash flows of changes in working capital and the acquisition of assets is also considered, thus obtaining the estimated net cash flow attributable to the asset.

The carrying amounts, fair values, goodwill and acquisition prices of the assets acquired and the liabilities assumed in this transaction at the date control was obtained, considering the effects of proportionality, were the following:

Millions of euros (Data at 50%)	Telemig Group
	Carrying amount	Fair value
Intangible assets	18	562
Property, plant and equipment	126	183
Other assets	376	477
Other current assets	-	-

Deferred tax liabilities	3	208
Other liabilities	265	263
Net asset value	252	751
Minority interests	119	335
Acquisition cost		451
Goodwill (Note 7)		35

The Company paid 522 million euros for the acquisition. Acquisition cost was calculated bearing in mind the exchange rate effect of the difference between the exchange rate applied upon the initial inclusion of Telemig’s assets and liabilities in the Telefónica Group’s consolidated financial statements and the average exchange rate of the payments made in the acquisition of the shareholding.

The impact of this acquisition on cash and cash equivalents is as follows:

Millions of euros	Telemig Group
Cash and cash equivalents of companies acquired	175
Cash paid in the acquisition plus related costs	522
Total net cash outflow (Note 23)	347

No significant business combinations were carried out in 2007. Changes to the consolidation scope in 2008, 2007 and 2006 are included in Appendix I.

Acquisitions of minority interests:

The effect of the first tranche of the tender offer for CTC’s minority interests is reflected at December 31, 2008 (see Note 2). The impact of this tranche on equity attributable to minority interests amounted to 397 million euros (see Note 12), while the goodwill arising from the acquisition was 277 million euros (see Note 7).

In 2007, the put option held by the Banco Bilbao Vizcaya Argentaria, S.A. group (BBVA) on 8.65% of Atento, N.V. was exercised. The value of the stake was determined to be 70 million euros. Following this acquisition, Telefónica owns 100% of Atento N.V.

(6)	INTANGIBLE ASSETS

Movements in the items comprising net intangible assets in 2008 and 2007 are as follows:

	Millions of euros

	Balance at 12/31/07	Additions	Accumulated Amortization	Disposals	Transfers and other	Translation differences	Inclusion of companies	Exclusion of companies	Balance at 12/31/08
Development costs	177	96	(81)	-	(14)	(3)	-	-	175
Service concession arrangements	9,670	293	(757)	-	50	(1,103)	544	-	8,697
Software	2,452	933	(1,111)	(15)	276	(160)	22	(3)	2,394
Customer base	4,153	1	(585)	-	(136)	(387)	-	-	3,046
Other intangible assets	1,534	16	(209)	(3)	108	(218)	3	(2)	1,229
Prepayments on intangible assets	334	292	-	-	(233)	(14)	1	-	380
Net intangible assets	18,320	1,631	(2,743)	(18)	51	(1,885)	570	(5)	15,921

	Millions of euros

	Balance at 12/31/06	Additions	Accumulated Amortization	Disposals	Transfers and other	Translation differences	Inclusion of companies	Exclusion of companies	Balance at 12/31/07
Development costs	100	117	(74)	-	37	(3)	-	-	177
Service concession arrangements	10,448	112	(776)	(3)	(9)	(236)	134	-	9,670
Software	2,553	850	(1,202)	(11)	262	(3)	3	-	2,452
Customer base	5,222	-	(644)	-	261	(143)	34	(577)	4,153
Other intangible assets	2,173	30	(243)	(2)	(317)	(90)	-	(17)	1,534
Prepayments on intangible assets	262	226	-	-	(152)	(2)	-	-	334
Net intangible assets	20,758	1,335	(2,939)	(16)	82	(477)	171	(594)	18,320

The gross cost, accumulated amortization and provisions for impairment of intangible assets at December 31, 2008 and 2007 are as follows:

	Balance at December 31, 2008
				Net
	Gross	Accumulated	Impairment	intangible
Millions of euros	cost	amortization		assets
Development costs	1,613	(1,438)	-	175
Service concession arrangements	12,430	(3,733)	-	8,697
Software	9,207	(6,813)	-	2,394
Customer base	5,072	(2,026)	-	3,046
Other intangible assets	2,055	(822)	(4)	1,229
Prepayments on intangible assets	380	-	-	380
Net intangible assets	30,757	(14,832)	(4)	15,921

	Balance at December 31, 2007
				Net
	Gross	Accumulated	Provisions	intangible
Millions of euros	cost	amortization		assets
Development costs	1,521	(1,344)	-	177
Service concession arrangements	12,703	(3,033)	-	9,670
Software	8,158	(5,706)	-	2,452
Customer base	5,620	(1,467)	-	4,153
Other intangible assets	2,299	(761)	(4)	1,534
Prepayments on intangible assets	334	-	-	334
Net intangible assets	30,635	(12,311)	(4)	18,320

In “Additions,” the main additions in 2008 and 2007 relate to investments in software.

“Additions” of service concession arrangements includes the spectrum license at VIVO for 225 million euros and the operator’s license in Ecuador for 90 million US dollars, equivalent to 62 million euros.

“Inclusion of companies” in 2008 mainly reflects the impact of the inclusion of the Telemig Group in the consolidation scope (see Note 5).

“Exclusion of companies” in 2007 consists of the impact of the disposal of Airwave and Endemol, for net amounts of 577 million euros and 17 million euros, respectively.

At December 31, 2008 and 2007, the Company carried intangible assets with indefinite useful lives of 201 and 242 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina (104 million euros) and to use MMDS technology in Brazil (97 million euros).

Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no impairment recognized in the consolidated financial statements for 2008 or 2007 as a result of these impairment tests.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations of 1,411 and 1,645 million euros at December 31, 2008 and 2007 (999 and 1,330 million euros net of the related accumulated amortization).

(7)	GOODWILL

The movement in this heading assigned to each Group segment was the following:

Millions of euros
2008	Balance at 12-31-2007	Acquisitions	Translation differences And other	Balance at 12-31-2008
Telefónica Spain	3,233	5	-	3,238
Telefónica Latin America	5,524	406	(480)	5,450
Telefónica Europe	10,830	5	(1,383)	9,452
Other	183	16	(16)	183
Total	19,770	432	(1,879)	18,323

Millions of euros
2007	Balance at 12-31-2006	Acquisitions	Disposals	Translation differences and other	Balance at 12-31-2007
Telefónica Spain	3,234	-	(2)	1	3,233
Telefónica Latin America	5,618	196	-	(290)	5,524
Telefónica Europe	11,469	-	(136)	(503)	10,830
Other	1,418	-	(1,250)	15	183
Total	21,739	196	(1,388)	(777)	19,770

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences and other.”

Impairment tests carried out at the 2008 and 2007 year ends did not identify the need to recognize any material write-downs to goodwill as the recoverable amount was higher than the carrying amount in all cases.

In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and recoverable amount remained above net carrying amount.

2008

The primary acquisitions of goodwill in 2008 correspond to the acquisition of the Telemig Group, which led to the recognition of 35 million euros of goodwill (see Note 5), and the first tranche of the buyout by CTC’s minority interests, which generated 277 million euros of goodwill.

“Translation differences and other” had a major impact on the movement in the year due to currency depreciation in several countries in which the Group operates, especially the pound sterling, which resulted in a decrease in goodwill of 1,343 million euros (see Note 12).

2007

The primary disposals of goodwill relate to the disposals of holdings during the year in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 129 million and 1,244 million euros, respectively (see Note 2). Acquisitions in the year mainly related to the acquisition of Brazilian company Navy Tree Participaçoes, S.A., which gave rise to 182 million euros of goodwill (see Appendix I).

(8)	PROPERTY, PLANT AND EQUIPMENT

The composition and movement in net property, plant and equipment and accumulated depreciation in 2008 and 2007 was the following:

	Millions of euros

	Balance at 12-31-07	Additions	Accumulated depreciation	Disposals	Transfers and other	Translation Differences	Inclusion of companies	Exclusion of companies	Balance at 12-31-08
Land and buildings	7,289	68	(628)	(166)	850	(385)	3	-	7,031
Plant and machinery	20,814	2,520	(4,977)	(117)	2,352	(1,429)	87	-	19,250
Furniture, tools and other	1,784	397	(654)	(15)	129	(162)	67	-	1,546
Total PP&E in service	29,887	2,985	(6,259)	(298)	3,331	(1,976)	157	-	27,827
PP&E in progress	2,274	3,406	-	(16)	(2,957)	(250)	28	-	2,485
Advance payments on PP&E	15	6	-	-	(15)	-	-	-	6
Installation materials	284	373	(44)	28	(403)	(11)	-	-	227
Net PP&E	32,460	6,770	(6,303)	(286)	(44)	(2,237)	185	-	30,545

	Millions of euros

	Balance at 12-31-06	Additions	Accumulated depreciation	Disposals	Transfers and other	Translation Differences	Inclusion of companies	Exclusion of companies	Balance at 12-31-07
Land and buildings	7,304	183	(557)	(101)	504	(24)	-	(20)	7,289
Plant and machinery	21,985	2,483	(5,264)	(85)	2,545	(204)	64	(710)	20,814
Furniture, tools and other	1,756	470	(672)	(20)	307	(39)	1	(19)	1,784
Total PP&E in service	31,045	3,136	(6,493)	(206)	3,356	(267)	65	(749)	29,887
PP&E in progress	2,516	3,245	-	(13)	(3,038)	(94)	6	(348)	2,274
Advance payments on PP&E	15	18	-	-	(16)	(2)	-	-	15
Installation materials	311	293	(4)	(3)	(301)	(12)	-	-	284
Net PP&E	33,887	6,692	(6,497)	(222)	1	(375)	71	(1,097)	32,460

The gross cost, accumulated depreciation and provisions for impairment of property, plant and equipment at December 31, 2008 and 2007 are as follows:

	Balance at December 31, 2008
	Gross cost	Accumulated depreciation	Provisions	Property, plant and equipment
Land and buildings	11,752	(4,703)	(18)	7,031
Plant and machinery	75,414	(56,077)	(87)	19,250
Furniture, tools and other items	5,286	(3,737)	(3)	1,546
Total PP&E in service	92,452	(64,517)	(108)	27,827
PP&E in progress	2,486	-	(1)	2,485
Advance payments on PP&E	6	-	-	6
Installation materials	317	(57)	(33)	227
Net PP&E	95,261	(64,574)	(142)	30,545

	Balance at December 31, 2007
	Gross cost	Accumulated depreciation	Provisions	Property, plant and equipment
Land and buildings	11,389	(4,078)	(22)	7,289
Plant and machinery	74,084	(53,186)	(84)	20,814
Furniture, tools and other items	4,777	(2,994)	1	1,784
Total PP&E in service	90,250	(60,258)	(105)	29,887
PP&E in progress	2,275	-	(1)	2,274
Advance payments on PP&E	15	-	-	15
Installation materials	374	(5)	(85)	284
Net PP&E	92,914	(60,263)	(191)	32,460

“Inclusion of companies” in 2008 reflects the 182 million euro impact of the consolidation of Telemig.

“Exclusion of companies” in 2007 mainly consists of the disposals of Airwave O2, Plc and the Endemol Group for gross amounts of 1,432 and 141 million euros, respectively (1,047 and 50 million euros, respectively, of assets net of depreciation).

Among the main investments in 2008 and 2007 were additions by Telefónica de España of 1,681 and 1,823 million euros, respectively. They were mostly to develop ADSL, enabling Telefónica Spain to post a 13.7% increase in gross ADSL adds, ending the year with 5.2 million end users (compared to 4.5 million at the end of 2007). Also included in 2008 was the free increase in user speeds from 3 Mbps to 6 Mbps. Also worth highlighting for 2008 was Telefónica Spain’s continued work on its network transformation to adapt existing loops to FTTx (fiber optic) technology in order to enhance coverage of new services. Now, more than 19% of its loops can handle speeds of over 25 Mbps. Meanwhile, Telefónica Móviles España invested heavily in its network, raising its 3G voice and data coverage rate to over 80% of the population and its UMTS coverage rates to 80% of the population by the year end.

Telefónica Latin America’s investments in 2008 and 2007 amounted to 3,393 and 2,973 million euros, respectively. Investment in 2008 centered on driving wireline technologies, namely the transformation in growth businesses (broadband and pay-TV), and in the wireless business on extending coverage and capacity for the rollout of GSM networks, with the acquisition of 3G licenses at Vivo, and in Panama and Ecuador (and renewal of concession contract in Ecuador).

Investment by Telefónica Europe in 2008 and 2007 amounted to 1,634 and 1,741 million euros, respectively. Investment here in 2008 focused primarily on all the operators’ 3G networks to continue expanding coverage, with further amounts earmarked for investment in the ADSL business in the UK, Germany and the Czech Republic.

“Translation differences” reflects the impact of exchange rate movements on opening balances. The effect of exchange rates on movements in the year is included in the appropriate column.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage.

Property, plant and equipment deriving from finance leases amounted to 733 million euros at December 31, 2008 (1,028 million euros at December 31, 2007) (see Note 22).

The net amounts of “Plant, property and equipment” temporarily out of service at December 31, 2008 and 2007 were not significant.

(9)	ASSOCIATES AND JOINT VENTURES:

Associates

The breakdown of amounts recognized in the consolidated balance sheet and income statement related to associates is as follows:

	Millions of euros
Description	12-31-2008	12-31-2007
Investments in associates	2,777	3,188
Long-term loans to associates	49	75
Short-term loans to associates	77	45
Receivables from associates for current operations (Note 11)	120	74
Loans granted to associates	109	44
Payables to associates from current operations	73	40
Revenue from operations with associates	212	148
Work performed by associates and other operating expenses	533	365

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2008	Millions of euros
COMPANY	% Holding	Total assets	Total liabilities	Current revenues	Profit/ (loss) for the year	Carrying amount	Fair value
Telco, S.p.A. (Italy) (*)	42.30%	7,241	3,688	-	(1,556)	2,082	2,082
Portugal Telecom, S.G.P.S., S.A. (Portugal)	9.86%	13,713	12,513	6,734	582	456	544
Medi Telecom, S.A. (Morocco)	32.18%	1,217	951	464	30	95	N/A
Hispasat, S.A. (Spain)	13.23%	716	335	138	47	50	N/A
Other						94
TOTAL						2,777

December 31, 2007	Millions of euros
COMPANY	% Holding	Total assets	Total liabilities	Current revenues	Profit/(loss) for the year	Carrying amount	Fair value
Telco, S.p.A. (Italy) (*)	42.30%	8,769	3,645	-	(36)	2,314	2,314
Portugal Telecom. S.G.P.S.. S.A. (Portugal)	9.16%	13,578	11,249	6,165	1,010	606	839
Medi Telecom. S.A. (Morocco)	32.18%	1,275	1,023	447	24	91	N/A
Hispasat. S.A. (Spain)	13.23%	645	308	117	25	45	N/A
Other						132
TOTAL						3,188

(*)
Through this company. Telefónica effectively has an indirect stake in Telcom Italia. S.p.A.’s voting shares at December 31, 2008 of approximately 10.36%, representing 15% of the dividend rights (9.98% and 6.88%, respectively, at December 31, 2007).

The detail of the movement in investments in associates in 2008 and 2007 was the following:

Investments in associates	Millions of euros
Balance at 12/31/06	959
Acquisitions	2,369
Disposals	(148)
Inclusion of companies	(9)
Translation differences	(3)
Income (loss)	140
Dividends	(218)
Transfers and other	98
Balance at 12/31/07	3,188
Acquisitions	4
Disposals	(55)
Inclusion of companies	1
Translation differences	(45)
Income (loss)	(161)
Dividends	(65)
Transfers and other	(90)
Balance at 12/31/08	2,777

Results for 2008 include the impact of the write-down of Telco. S.p.A.’s investment in Telecom Italia S.p.A. To estimate the impact, the Telefónica Group took the estimated synergies to be obtained by improving certain processes in its European operations through the alliances reached with Telecom Italia S.p.A. The amount shown in “Share of profit (loss) of associates” in the income statement for 2008 reflects a 209 million euros loss in this respect (146 million euros after the related tax effect) at Telefónica, S.A.

“Acquisitions” at December 31, 2008 and 2007 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2007 includes the acquisition of an indirect holding in Telecom Italia through the investment in Telco S.p.A. for 2,314 million euros.

Disposals in 2008 include the disposal of a 0.476% stake in Portugal Telecom. S.G.P.S.. S.A. The Telefónica Group’s effective shareholding in this company at December 31, 2008 was 9.857%.

Disposals in 2007 include the disposal of a 1.809% stake in Portugal Telecom. S.G.P.S.. S.A. Telefónica’s stake in this company at December 31, 2007. following the disposal and a capital decrease carried out by Portugal Telecom in the year, was 9.16%.

Among dividends in 2007 were those paid by Portugal Telecom. S.G.P.S.. S.A.. consisting of a cash and non-cash dividend via the distribution of 0.176067 shares of Portugal Telecom Multimedia S.G.P.S.. S.A. per share of Portugal Telecom S.G.P.S.. S.A. held. Therefore. Telefónica received a total of 16,879,406 shares of this company. representing 5.46% of its share capital. These shares were classified as available-for-sale financial assets (see Note 13). These shares had a total market value at the date of distribution of 155 million euros.

“Long-term loans to associates” includes a balance of 49 million euros with Medi Telecom (74 million euros at December 31, 2007). “Short term loans to associates” at December 31, 2008 includes loans with Ipse 2000 S.p.A. and Medi Telecom, S.A. for amounts of 25 and 28 million euros. respectively (25 and 1 million euros. respectively. at December 31, 2007).

Joint ventures

On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Servicios de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel. N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.

The contributions of Brasilcel, N.V. to the Telefónica Group’s 2008, 2007 and 2006 consolidated balance sheets and income statements are as follows:

	Millions of euros
	2008	2007	2006
Current assets	1,234	1,193	915
Non-current assets	4,616	4,358	3,348
Current liabilities	1,351	1,328	1,071
Non-current liabilities	1,212	644	782
Operating revenue	2,662	2,152	2,077
Operating expenses	2,063	1,778	2,097

(10)	RELATED PARTIES

Significant shareholders:

The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. were the following:

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:

•	Financing transactions arranged on an arm’s length basis, with approximately 436 million euros drawn down at December 31, 2008 (367 million euros at December 31, 2007).

•	Time deposits amounting to 355 million euros at December 31, 2008 (364 million euros at December 31, 2007).

•	Derivative transactions contracted on an arm’s length basis, for a total nominal amount of approximately 6,930 million euros at December 31, 2008 (7,160 million euros at December 31, 2007).

•	Guarantees granted by BBVA for approximately 13 million euros at December 31, 2008 (18 million euros at December 31, 2007).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, on an arm’s length basis.

•	In 2007, Telefónica acquired an 8.65% stake in Atento, N.V. from the BBVA Group (see Note 5).

Caja de Ahorros y Pensiones de Barcelona, La Caixa, and subsidiaries comprising the consolidated group:

•	Financing transactions arranged on an arm’s length basis, with approximately 682 million euros drawn down at December 31, 2008 (247 million euros at December 31, 2007).

•	Time deposits amounting to 368 million euros at December 31, 2008 (1,022 million euros at December 31, 2007).

•	Derivative transactions arranged on an arm’s length basis, for a total nominal amount of approximately 1 million euros in 2007, with no amounts in 2008.

•	Guarantees granted for 1 million euros in 2008.

•	The telecommunications services rendered by Telefónica Group companies to la Caixa group companies on an arm’s length basis.

Associates and joint ventures:

The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated balance sheet and income statement were detailed in Note 9.

Directors and senior executives

In the financial years to which the accompanying annual financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company.

Compensation and other benefits paid to members of the Board of Directors and senior executives. as well as the detail of the equity interests held in companies engaging in an activity that is identical. similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties. are detailed in Note 21 of these consolidated financial statements.

(11)	TRADE AND OTHER RECEIVABLES

The breakdown of this consolidated balance sheet heading at December 31, 2008 and 2007 is as follows:

	Balance at	Balance at
Millions of euros	12-31-08	12-31-07
Trade receivables	10,116	10,393
Receivables from associates (Note 9)	120	74
Other receivables	585	590
Bad debt reserves	(2,196)	(2,070)
Short-term prepayments	690	675
Total	9,315	9,662

Public-sector trade receivables in the countries in which the Group operates at December 31, 2008 and 2007 amounted to 539 million and 483 million euros, respectively.

The breakdown of trade receivables at December 31, 2008 and 2007 is as follows:

Millions of euros	12-31-2008	12-31-2007
Trade receivables billed	7,153	7,835
Trade receivables unbilled	2,963	2,558
Total	10,116	10,393

The movement in the reserve for bad debt in 2008 and 2007 is as follows:

Millions of euros
Bad debt reserve at December 31, 2006	1,961
Allowances	774
Retirements/amount applied	(637)
Inclusion of companies	19
Exclusion of companies	(9)
Translation differences	(38)
Bad debt reserve at December 31, 2007	2,070
Allowances	1,232
Retirements/amount applied	(926)
Inclusion of companies	6
Translation differences	(186)
Bad debt reserve at December 31, 2008	2,196

The balance of trade receivables billed net of provisions at December 31, 2008 amounted to 4,957 million euros (5,695 million euros at December 31, 2007), of which 2,642 million euros were not yet due (3,679 million euros at December 31, 2007).

Of the amounts due, only net amounts of 216 and 241 million euros are over 360 days at December 31, 2008 and 2007, respectively. They are mainly with the public sector.

(12)	EQUITY

The movement in items comprising “Equity” in 2008, 2007 and 2006 is as follows:

	Attributable to equity holders of the parent
Millions of euros	No. of shares	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Translation differences	Total	Minority interests	Total equity
Balance at December 31, 2005	4,921,130,397	4,921	1,671	920	1,358	(373)	2,410	1,826	12,733	3,425	16,158
Dividends paid	-	-	-	-	-	-	(2,627)	-	(2,627)	(569)	(3,196)
Net movement in treasury shares	-	-	1,198	-	-	44	(537)	-	705	-	705
Acquisitions and disposals of minority interests	-	-	-	-	-	-	-	-	-	(283)	(283)
Income and expense recognized in the year	-	-	-	64	-	-	6,584	(302)	6,346	241	6,587
Other movements	-	-	-	-	-	-	21	-	21	9	30
Balance at December 31, 2006	4,921,130,397	4,921	2,869	984	1,358	(329)	5,851	1,524	17,178	2,823	20,001
Dividends paid	-	-	-	-	-	-	(3,077)	-	(3,077)	(324)	(3,401)
Net movement in treasury shares	-	-	(13)	-	-	(2,105)	(13)	-	(2,131)	-	(2,131)
Acquisitions and disposals of minority interests	-	-	-	-	-	-	-	-	-	(95)	(95)
Share cancellation	(147,633,912)	(148)	(2,054)	-	-	2,202	-	-	-	-	-
Income and expense recognized in the year	-	-	-	-	-	-	9,585	(1,427)	8,158	265	8,423
Other movements	-	-	(280)	-	(1,178)	-	1,455	-	(3)	61	58
Balance at December 31, 2007	4,773,496,485	4,773	522	984	180	(232)	13,801	97	20,125	2,730	22,855
Dividends paid	-	-	-	-	-	-	(4,165)	-	(4,165)	(333)	(4,498)
Net movement in treasury shares	-	-	1,074	-	-	(3,151)	(232)	-	(2,309)	-	(2,309)
Acquisitions and disposals of minority interests	-	-	-	-	-	-	-	-	-	(42)	(42)
Share cancellation	(68,500,000)	(68)	(1,136)	-	-	1,204	-	-	-	-	-
Income and expense recognized in the year	-	-	-	-	-	-	7,320	(3,708)	3,612	(114)	3,498
Other movements	-	-	-	-	(8)	-	(24)	-	(32)	90	58
Balance at December 31,2008	4,704,996,485	4,705	460	984	172	(2,179)	16,700	(3,611)	17,231	2,331	19,562

a)	Share capital and share premium

At December 31, 2008, Telefónica. S.A.’s share capital amounted to 4,704,996,485 euros and consisted of 4,704,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In the first quarter of 2008, Telefónica. S.A. completed the procedure to delist its shares from the Paris and Frankfurt stock exchanges begun in 2007.

With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the General Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and. in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to disapply, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.

In addition, at the May 10, 2007 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2008, the Board of Directors had exercised these powers, approving a program to issue corporate promissory notes for 2008 and 2009.

In addition, on April 22, 2008, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.

Finally, on July 15, 2008, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on April 22, 2008, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized by the Shareholders’ Meeting. As a result, 68,500,000 Telefónica S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 68,500,000 euros, Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,704,996,485 euros. It was likewise decided, at the same time. as permitted by Article 167.3 of the Spanish Corporate Law and to render null and void the right of opposition provided for in Article 166 of same Law, to record a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The reserve for cancelled share capital amounts to 357 million euros. The cancelled shares were delisted on July 23, 2008.

Proposed appropriation of profit attributable to equity holders of the parent

Telefónica, S.A. obtained 2,700 million euros of profit in 2008.

At its meeting of September 24, 2008, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2008 profit of a fixed gross 0.5 euros for each of the Company's outstanding shares carrying dividend rights. This dividend was paid on November 12, 2008, and the total amount paid was 2,296 million euros.

Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2008 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	2,700
Interim dividend (paid in November 2008)	2,296
Goodwill reserve	2
Voluntary reserves	402
Total	2,700

b)	Dividends

Dividends paid in 2008

At its meeting held on April 22, 2008, the Company’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.

In addition, as indicated above, in November an interim dividend against 2008 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.

In accordance with Article 216 of the Spanish Corporations Law, the following table shows the provisional statement issued the existence of sufficient liquidity at the time the resolution to distribute this dividend was adopted.

Liquidity statement at September 19, 2008	Millions of euros

Income from January 1 through December 31, 2008	3,720
Mandatory appropriation to reserves	1
Distributable income	3,719

Proposed interim dividend (maximum amount)	2,352

Cash position at September 19, 2008.
Funds available for distribution
Cash and cash equivalents	2,410
Unused credit facilities	5,578
Proposed interim dividend (maximum amount)	(2,352)
Difference	5,636

The Company manages its liquidity risks (see Note 16) in order to have cash available for the following year.

Dividends paid in 2007

At its meeting held on May 10, 2007, the Company’s Board of Directors resolved to pay an additional dividend charged against 2006 profit of a gross 0.30 euros per share. A total of 1,425 million euros was paid in May.

In addition, in November an interim dividend against 2007 profit of a gross 0.35 euros per share was paid, entailing a total payment of 1,652 million euros.

c)	Reserves

Legal reserve

According to the revised text of Spanish Corporation Law, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2008 this reserve has been duly set aside.

Revaluation reserves

The balance of “Revaluation reserve” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros in 2008 (1,178 million euros in 2007) corresponding to reserves subsequently considered unrestricted has been reclassified under “Other reserves.”

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

The Company has taken an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized in “Consolidation reserves.”

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2008	2007	2006
Telefónica Latin America	(834)	669	986
Telefónica Europe	(2,793)	(619)	635
Other adjustments and intra-group eliminations	16	47	(97)
Total Telefónica Group	(3,611)	97	1,524

e)	Treasury shares

At December 31, 2008 and 2007, Telefónica Group companies held the following shares in the Telefónica. S.A. parent company:

		Euros per share
	No. of shares	Acquisition price	Trading price	Market Value Millions of euros	%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%
Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%

Telefónica S.A. owns the only treasury shares in the Group. No other group company owns any Telefónica treasury shares.

The following transactions involving treasury shares were carried out in 2008 and 2007:

No. of shares
Treasury shares at 12/31/06	75,632,559
Acquisitions	149,099,044
Disposals	(12,621,573)
Lycos and Endemol employee share option plans	(4,750)
Exchange of Telefónica. S.A. shares for Telefónica Móviles. S.A. shares	(147,633,912)
Treasury shares at 12/31/07	64,471,368
Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)
Treasury shares at 12/31/08	125,561,011

The amount paid to acquire own equity instruments in 2008 was 2,225 million euros (2,324 million euros in 2007). Meanwhile, 1 million euros of treasury shares were sold in 2008 (210 million euros in 2007).

At December 31, 2008, the Group held put options on 6 million treasury shares. At December 31, 2007 there were no call or put options on Telefónica, S.A. shares.

f)	Minority interests

“Minority interests” represents the share of minority shareholders in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2008, 2007 and 2006 consolidated balance sheets are as follows:

Millions of euros	Balance at 12-31-07	Capital Contributions and inclusion of companies	Profit (loss)for the year	Change in Translation differences	Acquisitions of minority interests and exclusion of companies	Dividends paid	Other movements	Balance at 12-31-08
Telefónica O2 Czech Republic. a.s.	1,192	-	112	(12)	-	(197)	-	1,095
C.T. Chile. S.A.	473	-	25	(72)	(397)	(7)	1	23
Telesp Participaçoes. S.A.	464	-	127	(93)	-	(113)	-	385
Brasilcel (Holdings)	545	348	61	(163)	-	(12)	(5)	774
Fonditel Entidad Gestora de Fondos de Pensiones. S.A.	19	-	4	-	-	(2)	(1)	20
Iberbanda. S.A.	11	8	(10)	-	-	-	-	9
Colombia de Telecomunicaciones. S.A., ESP	-	-	(89)	-	-	-	89	-
Other	26	-	4	(3)	(1)	(2)	1	25
Total	2,730	356	234	(343)	(398)	(333)	85	2,331

Millions of euros	Balance at 12-31-06	Profit (loss) for the year	Change in translation differences	Acquisitions of minority interests and exclusion of companies	Dividends paid	Other movements	Balance at 12-31-07
Telefónica O2 Czech Republic. a.s.	1,239	92	14	-	(153)	-	1,192
C.T. Chile. S.A.	515	25	(28)	(31)	(8)	-	473
Telesp Participaçoes. S.A.	445	119	35	-	(135)	-	464
Endemol. N.V.	54	11	-	(45)	(20)	-	-
Brasilcel (Holdings)	493	19	35	-	(2)	-	545
Fonditel Entidad Gestora de Fondos de Pensiones. S.A.	17	4	-	-	(2)	-	19
Iberbanda. S.A.	21	(12)	-	-	-	2	11
Colombia de Telecomunicaciones. S.A.. ESP	-	(50)	-	-	-	50	-
Other	39	5	(4)	(19)	(4)	9	26
Total	2,823	213	52	(95)	(324)	61	2,730

Millions of euros	Balance at 12-31-05	Capital contributions and inclusion of companies	Profit (loss) for the year	Change in translation differences	Acquisitions of minority interests and exclusion of companies	Dividends paid	Other movements	Balance at 12-31-06
Telefónica O2 Czech Republic. a.s.	1,274	-	55	66	-	(156)	-	1,239
C.T. Chile. S.A.	546	-	41	(92)	(28)	(18)	66	515
Telesp Participaçoes. S.A.	459	3	136	(13)	(6)	(134)	-	445
Telefónica Móviles. S.A.	392	-	89	(32)	(254)	(195)	-	-
Telefónica Publicidad e Información. S.A.	99	-	13	(5)	(49)	(58)	-	-
Endemol. N.V.	35	-	24	-	-	(3)	(2)	54
Brasilcel (Holdings)	493	13	(3)	(10)	-	-	-	493
Fonditel Entidad Gestora de Fondos de Pensiones. S.A.	15	-	3	-	-	(1)	-	17
Iberbanda. S.A.	-	33	(12)	-	-	-	-	21
Other	112	5	-	(19)	-	(4)	(55)	39
Total	3,425	54	346	(105)	(337)	(569)	9	2,823

2008

The main variation in 2008 relates to the acquisition of CTC’s minority interests (see Note 2), which decreased the balance of “Minority interests” by 397 million euros, and to the acquisition of the Telemig Group companies, which increased the balance by 335 million euros.

Also worth highlighting was the movement caused by the dividends paid by Telefónica O2 Czech Republic, a.s. operators, of 197 million euros, and by Telesp Participaçoes, S.A., of 113 million euros.

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

g)	Gains and losses recognized in equity

The movement in gains and losses recognized in equity in 2008, 2007 and 2006 is as follows:

	Gain (loss) on measurement of available-for-sale investments	Gains (loss) on hedges	Translation differences	Gain (loss) on defined benefit plans	Share of gain (loss) recognized directly in equity	Tax effect	Total
Balance at December 31, 2005	(34)	(217)	2,261	-	2	45	2,057
Gain/(loss) arising in the year	584	(4)	(362)	112	(153)	(133)	44
Gain/(loss) reclassified to the income statement	-	14	(45)	-	-	(5)	(36)
Balance at December 31, 2006	550	(207)	1,854	112	(151)	(93)	2,065
Gain/(loss) arising in the year	(75)	875	(1,358)	54	(3)	(291)	(798)
Gain/(loss) reclassified to the income statement	107	17	(17)	-	-	(5)	102
Balance at December 31, 2007	582	685	479	166	(154)	(389)	1,369
Gain/(loss) arising in the year	(1,167)	1,302	(4,051)	(182)	(59)	8	(4,149)
Gain/(loss) reclassified to the income statement	(142)	50	-	-	-	(87)	(179)
Balance at December 31, 2008	(727)	2,037	(3,572)	(16)	(213)	(468)	(2,959)

(13)	FINANCIAL ASSETS AND LIABILITIES

The breakdown of financial assets of the Telefónica Group at December 31, 2008 and 2007 is as follows:

	Millions of euros
	Fair value through profit or loss
December 31, 2008	Held for trading	Fair value option	Available- for-sale	Amortized cost	Hedges	Total Carrying amount	Total fair value
Non-current financial assets	1,182	92	2,327	1,371	2,404	7,376	7,642
Equity investments	-	-	1,584	-	-	1,584	1,585
Long-term credits	-	88	743	771	-	1,602	1,470
Long-term prepayments	-	-	-	92	-	92	92
Deposits and guarantees	-	-	-	905	-	905	905
Derivative instruments	1,182	4	-	-	2,404	3,590	3,590
Provisions	-	-	-	(397)	-	(397)	-
Current financial assets	700	273	181	4,951	388	6,493	6,605
Financial investments	700	273	181	674	388	2,216	2,328
Cash and cash equivalents	-	-	-	4,277	-	4,277	4,277
Total financial assets	1,882	365	2,508	6,322	2,792	13,869	14,247

	Millions of euros
	Fair value through profit or loss
December 31, 2007	Held for trading	Fair value option	Available- for-sale	Amortized cost	Hedges	Total carrying amount	Total fair value
Non-current financial assets	525	52	2,701	1,461	1,080	5,819	5,866
Equity investments	122	-	2,113	-	-	2,235	2,235
Long-term credits	-	52	588	932	-	1,572	1,608
Long-term prepayments	-	-	-	97	-	97	84
Deposits and guarantees	-	-	-	813	-	813	456
Derivative instruments	403	-	-	-	1,080	1,483	1,483
Provisions	-	-	-	(381)	-	(381)	-
Current financial assets	151	284	6	6,187	59	6,687	6,687
Financial investments	151	284	6	1,122	59	1,622	1,622
Cash and cash equivalents	-	-	-	5,065	-	5,065	5,065
Total financial assets	676	336	2,707	7,648	1,139	12,506	12,553

The fair value of “Equity investments” is measured taking the year-end listing price (1,503 million euros in 2008 and 2,128 million euros in 2007). Other equity investments where there is no active market have been measured at cost less any impairment losses.

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate for each currency and subsidiary of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on the money-market curves and volatility prices available in the market.

Non-current financial assets

The movement in items composing “Non-current financial assets” and the related provision at December 31, 2008 and 2007 are as follows:

Millions of euros
	Investments	Long-term credits	Derivative financial assets	Deposits and guarantees given	Long-term prepayments	Provisions	Total
Balance at 12/31/06	2,211	1,555	1,001	685	132	(360)	5,224
Acquisitions	11	550	632	169	71	(17)	1,416
Disposals	(54)	(273)	(650)	(62)	(147)	(2)	(1,188)
Exclusion of companies	-	(1)	(3)	(51)	-	-	(55)
Translation differences	11	13	(2)	49	(3)	-	68
Fair value adjustments	95	(60)	508	2	75	-	620
Transfers	(39)	(212)	(3)	21	(31)	(2)	(266)
Balance at 12/31/07	2,235	1,572	1,483	813	97	(381)	5,819
Acquisitions	1,124	793	1,049	201	42	(40)	3,169
Disposals	(664)	(433)	-	(66)	(18)	22	(1,159)
Inclusion of companies	-	9	-	63	-	(1)	71
Translation differences	(8)	(114)	131	(107)	(4)	2	(100)
Fair value adjustments	(1,095)	(34)	1,172	-	(7)	1	37
Transfers	(8)	(191)	(245)	1	(18)	-	(461)
Balance at 12/31/08	1,584	1,602	3,590	905	92	(397)	7,376

“Investments” includes the market value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

Among these is the Telefónica Group's shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 314 million euros (607 million euros at December 31, 2007), representing 0.97% of its share capital.

In January 2008, Telefónica, S.A., through its Telefónica Internacional, S.A.U. subsidiary , signed an agreement to acquire an additional stake of approximately 2.22% in Chinese telecommunications company China Netcom Group Corporation (Hong Kong) Limited (CNC). On September 22, it carried out this purchase for approximately 313 million euros.

In addition, in September Telefónica Internacional, S.A.U. reached another agreement to acquire an additional stake of approximately 5.74% of CNC’s share capital.

This acquisition was structured in two tranches: the first, carried out in September, entailed shares representing 2.71% of CNC for approximately 374 million euros, and the second, carried out after the merger between CNC and China Unicom (Hong Kong) Limited (“CU"), entailed shares of the new company representing up to 3.03% of CNC’s share capital.

On October 14, 2008 the merger between these companies was carried out. The exchange ratio applied in calculating the number of shares corresponding to the new company arising from the merger between CNC and CU was 1,508 shares of the new company for each year of the former company.

Once the merger was completed, the second tranche was carried out. requiring an investment by the Telefónica Group of approximately 413 million euros.

After these acquisitions and the merger, the Telefónica Group’s stake in CU at December 31, 2008 stood at approximately 5.38%, recognized at December 31, 2008 at approximately 1,102 million euros.

In 2008, Telefónica tendered all the shares it owned in Sogecable, S.A. in the takeover bid launched for this company by the Prisa Group. The amount received from the sale was 648 million euros. This investment was included in the balance sheet at December 31, 2007 in “Investments” under “Non-current financial assets,” for 634 million euros. The gain obtained on the sale was 143 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).

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

Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any impairment losses.

“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 792 million and 640 million euros at December 31, 2008 and 2007, respectively, carried at market value. It also includes the long-term loans to associates described in Note 9, and the financing granted to Sogecable in accordance with the commitments related to the integration of the satellite platforms, totaling 147 million euros (201 million euros at December 31, 2007).

“Derivative financial assets” includes the fair value of derivatives to hedge assets or liabilities whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).

“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 905 million euros at December 31, 2008 (813 million euros at December 31, 2007). These deposits will decrease as the respective obligations they guarantee are reduced.

Current financial assets

This heading in the accompanying consolidated balance sheet at December 31, 2008 and 2007 includes mainly the following items:

-
“Current financial assets” recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 276 million euros at December 31, 2008 (290 million euros at December 31, 2007). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

-
Derivative financial assets with short term maturity not used to hedge non-current balance sheet items, which amounted to 1,086 million euros (210 million euros in 2007). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

-	Short-term deposits and guarantees. These amounted to 125 million euros at December 31, 2008 (226 million euros at December 31, 2007, including the downpayment for the acquisition of Navy Tree Participaçoes, S.A. for 102 million euros).

-	Current investments are cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated balance sheet.

Financial liabilities

The composition of this heading at December 31, 2008 and 2007 is as follows:

Millions of euros	Balance at 12/31/2008	Balance at 12/31/2007
Issues	30,079	30,057
Interest-bearing debt	22,926	23,665
Other financial liabilities	183	206
Total	53,188	53,928
Total non-current	45,088	46,942
Total current	8,100	6,986

The maturity profile of financial liabilities at December 31, 2008 is as follows:

	Maturity
(Millions of euros)	2009	2010	2011	2012	2013	Subsequent years	Total
Debentures and bonds	2,006	4,057	3,205	1,859	4,192	11,111	26,430
Promissory notes & commercial paper	1,595	-	-	-	-	-	1,595
Other marketable debt securities	-	-	115	-	-	1,939	2,054
Interest-bearing debt	4,499	2,054	6,467	3,781	1,686	4,439	22,926
Other financial liabilities	-	-	-	-	-	183	183
TOTAL	8,100	6,111	9,787	5,640	5,878	17,672	53,188

•
The estimate of future interest that would accrue on the Group’s financial liabilities at December 31, 2008 is as follows: 2,429 million euros in 2009, 2,193 million euros in 2010; 1,827 million euros in 2011, 1,533 million euros in 2012, 1,286 million euros in 2013 and 8,714 million euros in years after 2013. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2008.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative market value) and exclude the fair value of derivatives classified as financial assets (i.e., those with a positive market value, of 1,086 million euros).

The composition of the Group’s financial liabilities by category at December 31, 2008 and 2007 is as follows:

	Millions of euros
	Fair value through profit or loss
December 31, 2008	Held for trading	Fair value option	Liabilities at Amortized cost	Hedges	Total carrying amount	Total fair value
Issues	-	-	30,079	-	30,079	28,203
Interest-bearing debt	1,013	3	19,930	1,980	22,926	22,253
Other financial liabilities	-	-	183	-	183	183
Total financial liabilities	1,013	3	50,192	1,980	53,188	50,639

Millions of euros
Fair value through profit or loss
December 31, 2007	Held for trading	Fair value option	Liabilities at Amortized cost	Hedges	Total carrying amount	Total fair value
Issues	-	-	30,057	-	30,057	30,420
Interest-bearing debt	292	-	20,822	2,551	23,665	24,179
Other financial liabilities	-	-	206	-	206	206
Total financial liabilities	292	-	51,085	2,551	53,928	54,805

Some of the financing arranged by various Telefónica group companies may be subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.

a)	Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2008 and 2007 is as follows:

Millions of euros	Domestic currency issues	Foreign currency issues	Promissory notes & commercial paper	Other marketable debt securities	Total
Balance at 12/31/06	11,759	12,531	2,581	2,271	29,142
New issues	2,031	2,178	1,026	114	5,349
Redemptions, conversions and exchanges	(1,504)	(252)	(1,507)	(374)	(3,637)
Revaluation and other movements	(570)	(399)	102	70	(797)
Balance at 12/31/07	11,716	14,058	2,202	2,081	30,057
New issues	1,247	70	14	15	1,346
Redemptions, conversions and exchanges	(737)	(448)	(643)	(22)	(1,850)
Changes in consolidation scope	-	4	-	-	4
Revaluation and other movements	1,405	(885)	22	(20)	522
Balance at 12/31/08	13,631	12,799	1,595	2,054	30,079

Debentures, bonds and other marketable debt securities

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., both of which are wholly owned subsidiaries of Telefónica, S.A.

Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2008 and 2007, as well as the significant issues made in each year.

Promissory notes & commercial paper

At December 31, 2008 and 2007, Telefónica, S.A. had a promissory note program for issuance of up to 2,000 million euros. The outstanding balance at December 31, 2008 was 741 million euros (937 million euros at December 31, 2007), carrying an average interest rate of 4.49% (4.50% at December 31, 2007).

On January 20, 2006, Telefónica, S.A. issued debt instruments maturing on January 3, 2011 (“Loan Notes”), recognized under “Promissory notes & commercial paper,” using the proceeds to carry out the acquisition of shares of O2, Plc in 2005. The nominal outstanding amount at December 31, 2008 was 59 million pounds sterling (79 million pounds sterling in 2007, equivalent to 107 million euros).

At December 31, 2008, Telefónica Europe, B.V. had a commercial paper program secured by Telefónica, S.A. for issuance of up to 2,000 million euros. The outstanding balance on this program at December 31, 2008 was 840 million euros, carrying at an average interest rate of 3.7037%.

Other marketable debt securities

This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:

•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.

b)	Interest-bearing debt

The detail of “Interest-bearing debt” is as follows:

	Balance at 12/31/08			Balance at 12/31/07
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Loans and other payables	3,752	16,178	19,930	3,069	17,753	20,822
Derivative financial liabilities (Note 16)	747	2,249	2,996	527	2,316	2,843
Total	4,499	18,427	22,926	3,596	20,069	23,665

The average interest rate on outstanding loans and other payables at December 31, 2008 was 4.28% (5.29% in 2007). This percentage does not include the impact of hedges arranged by the group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2008 and 2007 and their nominal amounts are provided in Appendix IV.

Interest-bearing debt arranged in 2008 mainly includes the following:

•
On January 15, 2008, Telefónica Móviles Colombia, S.A. drew down the entire amount of financing arranged on December 10, 2007, which was structured in two tranches. Tranche A, for 125 million US dollars, entailed bilateral financing with the Inter-American Development Bank (IDB) maturing in 7 years. Tranche B entailed a 5-year 475 million US dollar syndicated credit facility with a group of banks, in which the IBD acted as agent bank.

•
On January 30, 2008, Telefónica Finanzas, S.A.U. (Telfisa) drew down the 450 million euros of facilities arranged with the European Investment Bank (EIB) related to the “Telefónica Mobile Telephony II” project, of which 375 million euros mature in seven years and the remaining 75 million euros in eight years.

•	On February 1, 2008, Vivo, S.A. drew down an additional 181 million euros of the financing arranged with the EIB on October 31, 2007 and maturing on December 19, 2014.

•	On May 1, 2008, Vivo, S.A. drew down an additional 750 million Brazilian reais of the financing arranged with the Brazilian Development Bank (BNDES) on August 9, 2007 and maturing on August 15, 2014.

•	On June 9, 2008, Compañía de Telecomunicaciones de Chile, S.A. (CTC) extended the maturity of a 150 million US dollar syndicated loan to May 13, 2013.

•	On October 28, 2008, Telesp drew down an additional 886 million Brazilian reais of the financing arranged with the BNDES on October 23, 2007 and maturing on May 15, 2015.

The main repayments or maturities of bank interest-bearing debt in 2008 and 2007 are as follows:

•
Telefónica, S.A. made the payments on the structured finance deal arranged on April 26, 2004 due in 2008, for an aggregate amount of approximately 75 million US dollars (75 million US dollars in 2007).

•
Telefónica Finanzas, S.A. (Telfisa) made the payments on certain finance deals arranged with the EIB due in 2008 for an amount equal to approximately 502 million euros (114 million euros in 2007). Meanwhile, 440 million euros of other related financing matured.

•
In 2007, Telefónica Europe, B.V. repaid ahead of schedule Tranches A and C of the syndicated credit facility signed originally on October 31, 2005 to acquire shares of O2 for an original amount of 18,500 million pounds sterling. The repayment of these two tranches amounted to 1,750 million pounds sterling.

•
In 2007, Telefónica, S.A. made a series of payments in advance on the syndicated multicurrency loan arranged on July 6, 2004 for 3,000 million euros. The repayments were 1,800 million euros and 850 million US dollars.

At December 31, 2008, the Telefónica Group had total unused credit facilities from various sources amounting to over 7,400 million euros (over 9,250 million euros at December 31, 2007).

Foreign-currency loans

Foreign-currency loans at December 31, 2008 and 2007, along with the equivalent value in euros, are as follows:

Currency	Outstanding balance (in millions)
	Currency		Euros
	12-31-08	12-31-07	12-31-08	12-31-07
US dollars	3,267	4,167	2,444	2,833
Brazilian reais	3,228	1,537	992	590
Argentine pesos	51	631	11	136
Colombian pesos	7,819,166	7,700,091	2,502	2,595
Yen	58,832	81,326	467	493
Chilean peso	176,163	99,678	199	231
New soles	1,096	1,014	251	230
Pounds sterling	1,383	2,205	1,452	3,008
Czech crown	389	-	14	-
Other currencies			6	7
Total	N/A	N/A	8,338	10,123

c)     Other financial liabilities

This heading includes financial commitments at December 31, 2008 and 2007, most notably the purchase commitment with minority shareholders in Colombia de Telecomunicaciones, S.A., ESP, valued at 183 and 206 million euros, respectively (see Note 21).

(14)	TRADE AND OTHER PAYABLES

The composition of “Trade and other payables” is as follows:

Millions of euros	12-31-2008		12-31-2007
	Non-current	Current	Non-current	Current
Trade payables	-	7,845	-	8,642
Advances received on orders	-	94	-	87
Other payables	582	4,316	430	4,394
Deferred income	535	1,214	585	1,349
Payable to associates	-	182	-	84
Total	1,117	13,651	1,015	14,556

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement. These will be recognized as revenue over the estimated customer relationship period (see Note 3.o).

The detail of “Other payables” under “Current liabilities” at December 31, 2008 and 2007 is as follows:

Millions of euros	Balance at 31-12-08	Balance at 31-12-07
Dividends payable by Group companies	157	201
Payables to suppliers of property, plant and equipment	2,915	2,094
Guarantees and deposits	51	45
Accrued employee benefits	595	737
Other non-financial non-trade payables	598	1,317
Total	4,316	4,394

(15)	PROVISIONS

The amounts of provisions in 2008 and 2007 are as follows:

	12-31-2008			12-31-2007
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	791	4,002	4,793	936	4,634	5,570
- Post-employment plan	781	2,993	3,774	917	3,667	4,584
- Post-employment defined benefit plans	-	741	741	12	718	730
- Other benefits	10	268	278	7	249	256
Other provisions	315	1,419	1,734	339	1,527	1,866
Total	1,106	5,421	6,527	1,275	6,161	7,436

Employee benefits

a)         Post-employment plans

In the last few years, Telefónica has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that included up to 15,000 job losses in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003. In 2007 and 2006, the Company approved a total of 1,102 and 2,985 requests for voluntary severance, respectively, for which provisions amounting to 361 million and 934 million euros, respectively, were allocated (see Note 19), with a charge to “Personnel expenses” in the consolidated income statement.

The entire plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros.

Provisions recorded for this plan at December 31, 2008 and 2007 amounted to 2,689 and 2,976 million euros, respectively.

Furthermore, at December 31, 2008 the Group had recorded provisions totaling 1,085 million euros (1,608 million euros at December 31, 2007) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2008 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

The Group made further efforts in 2007 to adapt headcount in line with the integration of its businesses, for which it recorded provisions of 838 million euros, mainly in Latin America (306 million euros), Spain (325 million euros) and Europe (158 million euros) (see Note 19).

The movement in provisions for post-employment plans in 2008 and 2007 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/06	4,367
Additions	1,277
Retirements/amount applied	(1,105)
Transfers	53
Translation differences	(8)
Provisions for post-employment plans at 12/31/07	4,584
Additions	321
Retirements/amount applied	(1,121)
Transfers	1
Translation differences	(11)
Provisions for post-employment plans at 12/31/08	3,774

b)         Post-employment defined benefit plans

The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12-31-2008	Millions of euros
	ITP	Survival	O2 Group	Telesp	Other	Total
Obligation	485	188	620	104	12	1,409
Assets	-	-	(630)	(78)	-	(708)
Asset ceiling	-	-	13	19	-	32
Net provision	485	188	10	46	12	741
Net assets	-	-	7	1	-	8

12-31-2007	Millions of euros
	ITP	Survival	O2 Group	Telesp	Other	Total
Obligation	483	152	984	99	40	1,758
Assets	-	-	(1,014)	(89)	(65)	(1,168)
Asset ceiling	-	-	7	20	14	41
Net provision	483	152	35	37	23	730
Net assets	-	-	58	7	34	99

The amount of actuarial gains and losses of these plans recognized directly in equity in 2008 and 2007 and the related tax effect are as follows:

Millions of euros	2008	2007
ITP and Survival	(61)	25
O2 Group	(85)	36
Telesp	(23)	(11)
Other	(13)	4
Total	(182)	54

The Group’s principal defined benefit plans are:

a)	Plans in Spain:

a.
ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and Sixty percent (60%) of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 485 million euros at December 31, 2008 (483 million euros at December 31, 2007).

b.	Survival: survivers of serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 188 million euros at December 31, 2008 (152 million euros at December 31, 2007).

These plans do not have associated assets which qualify as “plan assets” under IAS 19.

The key actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12-31-08	12-31-07	12-31-08	12-31-07
Discount rate	2.596%-3.900%	4.224% – 4.463%	2.596%-3.900%	4.1792%
Expected rate of salary increase	2.50%	2.50%	-	-
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	PERM/F 2000 C	PERM/F 2000 C

The accompanying consolidated income statement includes employee benefits expense for the service cost corresponding to current employees totaling 7 million euros in 2008 (6 million euros in 2007).

The financial expense recorded for these commitments totaled 29 million euros in 2008 (27 million in 2007).

b)        Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined benefit post-employment plans, covered by qualifying assets.

The number of beneficiaries of these plans at December 31, 2008 and 2007 is as follows:

Employees	2008	2007
UK	4,636	4,650
Germany	4,964	4,963
Other	393	393
Total	9,993	10,006

The main actuarial assumptions used in valuing these plans are as follows:

	UK	Germany	Other
Nominal rate of salary increase	4.0%	3.25% -3.80%	4.0%
Nominal rate of pension payment increase	2.8%-3.0%	2.0%-4.0%	2.8%-3.0%
Discount rate	6.6%	6.2%	6.6%
Expected inflation	3.0%	2.0%	3.0%
Expected return on plan assets
- Shares	7.4%	N/A	7.4%
- UK government bonds	3.6%	N/A	3.6%
- Other bonds	6.6%	N/A	5.0%
- Rest of assets	3.6% -7.6%	4.25%-4.30%	3.6%
Mortality tables	Pa00mcfl0.5	Heubeck RT 2005 G	Pa00mcfl0.5

The commitments under these plans, as well as the value of the associated assets at December 31, 2008, are as follows:

Millions of euros	UK	Germany	Other	Total
Fair value of plan assets:
- Shares	321	-	19	340
- Bonds	51	-	12	63
- Rest of assets	176	51	-	227
Total fair value of plan assets	548	51	31	630
Present value of obligations	546	33	41	620
Status before asset ceiling	(2)	(18)	10	(10)
Asset ceiling	-	13	-	13
Provision on balance sheet	-	-	10	10
Balance sheet assets	2	5	-	7

In the consolidated income statement, the service costs of current employees of companies belonging to the O2 Group, net of contributions by employees, recognized as employee benefits expense amounted to 41 million euros in 2008 (34 million euros in 2007).

The financial expense recognized for discounting the commitments amounted to 52 million euros (53 million euros in 2007), which, net of the expected return on the related assets, totaling 69 million euros (70 million euros in 2007), led to financial revenues amounting to 17 million euros (17 million euros in 2007).

The movement in the present value of the commitments relating to these plans in 2008 and 2007 is as follows:

Millions of euros
Present value of obligation at 12/31/06	1,027
Translation differences	(96)
Current service cost	39
Accrued past service cost	1
Interest cost	53
Actuarial gains	(29)
Benefits paid	(11)
Present value of obligation at 12/31/07	984
Translation differences	(198)
Current service cost	42
Accrued past service cost	4
Interest cost	52
Actuarial gains	(243)
Benefits paid	(21)
Present value of obligation at 12/31/08	620

Movements in the fair value of the assets associated with these obligations are as follows.

Millions of euros
Fair value of the assets at 12/31/06	983
Translation differences	(87)
Expected return on plan assets	70
Actuarial losses	7
Company contributions	47
Employee contributions	5
Benefits paid	(11)
Fair value of the assets at 12/31/07	1,014
Translation differences	(185)
Expected return on plan assets	69
Actuarial gains	(328)
Company contributions	81
Employee contributions	1
Benefits paid	(22)
Fair value of the assets at 12/31/08	630

c)         Plans in Latin America:

Telecomunicações de São Paulo, S.A., and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The key actuarial assumptions used in valuing these plans are as follows:

	12-31-08	12-31-07
Discount rate	10.14%	10.77%
Nominal rate of salary increase	6.44% - 7.10%	6.59%
Expected inflation	4.90%	4.50%
Cost of health insurance	8.04%	7.64%
Expected return on plan assets	10.88% - 11.15%	9.61-11.15%
Mortality tables	AT 83	AT 83

Employee benefits expenses recognized in relation to current service costs, net of employee contributions at Telesp group companies, totaled 1 million euros in 2008 and 2007.

Furthermore, financial expenses recognized for discounting the cost of these commitments in 2008 and 2007 totaled 10 and 9 million euros, respectively. The expected return on plan assets generated 9 million euros and 8 million euros of finance income in 2008 and 2007, respectively, net of these expenses.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed on December 31, 2008 by external and internal actuaries. The projected unit credit method was used in all cases.

c)         Other benefits

This heading mainly includes the amount recorded by Telefónica Spain related to the amount accrued for long-service bonuses to be awarded to employees after 25 years’ service.

Other provisions

The movement in “Other provisions” in 2008 and 2007 is as follows:

Millions of euros
Other provisions at December 31, 2006	2,053
Additions	618
Retirements/amount applied	(342)
Transfers	(29)
Inclusion of companies	61
Exclusion of companies	(536)
Translation differences	41
Other provisions at December 31, 2007	1,866
Additions	448
Retirements/amount applied	(518)
Transfers	(5)
Inclusion of companies	64
Translation differences	(121)
Other provisions at December 31, 2008	1,734

“Other provisions” includes the amount recorded in 2007 in relation to the 152 million euro fine imposed on Telefónica de España, S.A.U. by the EC Anti-trust Authorities (see Note 21).

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 200 million euros (151 million euros in 2007).

“Exclusion of companies” in 2007 mainly relates to provisions for the Endemol group, which at December 31, 2006 amounted to 486 million euros.

Finally, “Other Provisions” in 2008 and 2007 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.1.

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

Finally, there is the so-called “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

The Telefónica Group actively manages these risks with a view to reducing changes in cash flows and the income statement, or offsetting them with opposite changes in debt. In this way, it attempts to protect the Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica uses derivatives to manage risks, basically on exchange rates, interest rates and shares.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is to offset (at least partly) potential losses of cash flows caused by declines in exchange rates vis-à-vis the euro, with savings on the lower euro value of foreign-denominated debt (from currency depreciation). The degree of hedging varies depending on the type of investment.

At December 31, 2008, net debt in Latin American currencies was nearly 5,827 million euros. However, this debt is not distributed in proportion to the cash flows generated in each country. Its future effectiveness as a hedge of exchange rate risks therefore depends on which currencies depreciate.

The Company further protects itself against declines in Latin American exchange rates affecting its assets through the use of dollar-denominated debt, either in Spain (where such debt is associated with the investment as long as it is considered to be an effective hedge) and in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2008, the Group’s net dollar-denominated debt amounts to the equivalent of 2,222 million euros, net of the effect of the derivative contracts and financial assets in dollars, of which 1,317 million euros are related to assets in Latin America and the rest (906 million euros) are hedges of the Group’s investment in China Unicom.

To protect its investment in the Czech Republic, the Group has net debt denominated in Czech crowns, which at December 31, 2008 amounted to 3,034 million euros, nearly 75% of the original cost of the investment.

Debt in pounds sterling stands close to 2 times the operating income once the depreciation and amortization cost was deducted of the Telefónica Europe business unit in the UK. The aim is to maintain the same proportion as the Group’s net debt/ operating income once the depreciation and amortization cost was deducted ratio, thereby helping to reduce its sensitivity to changes in the pound sterling/euro exchange rate. Pound sterling-denominated debt at December 31, 2008 was equivalent to 3,855 million euros, far below the 6,667 million euros at year-end 2007, partly due to the pound's 30% depreciation in 2008 and partly to pounds sterling generated by the business.

The Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether it has open positions. Such exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining financing in local currency which does not allow for a low-cost hedge to be arranged (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, (iii) as the result of a deliberate policy decision to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

In 2008, exchange rate management resulted in gains totaling 23.7 million euros.

If the exchange rate position affecting the income statement at the end of 2008 were constant in 2009 and Latin American currencies depreciated against the US dollar and the rest of the currencies against the euro by 10%, the impact on the income statement would be a negative 107 million euros. Nonetheless, the Group dynamically manages its exposure to such changes to mitigate their impact.

As management’s objective is not an accounting indicator, no sensitivity analysis is performed regarding potential impact of exchange rate changes on translation differences (equity).

Interest rate risk

Telefónica’s financial expenses are exposed to changes in interest rates. In 2008, the rates applied to the largest volumes of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR in nominal terms. At December 31, 2008, 43.8% of the net debt (or 46.3% of net long-term debt) was at rates fixed for more than one year, compared to 50.4% of net debt (46.3% of long-term net debt) in 2007. Of the remaining 56.2% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 28 percentage points was set for a period of more than one year (17% of long-term net debt), compared to 46 percentage points on debt at floating or fixed rates maturing in less than one year (27% of long-term debt) at December 31, 2007. This is due to the cancellation and maturity (without renewal) of an amount equivalent to 3,422 million euros of Caps and Floors in 2008 in euros, US dollars and pounds sterling in anticipation of a fall in interest rates.

In addition, in discounting early retirement liabilities the fall in interest rates led to an increase in the amount of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

The net financial expense in 2008 totaled 2,797 million euros, slightly (1.6%) below the prior year figure (2,844 million euros). Excluding exchange rate differences, net interest expense in 2008 and 2007 was 2,821 million euros and 2,851 million euros, respectively, implying a slight 1.1% decrease in adjusted finance costs in 2008 compared to 2007. This decrease is the result of two offsetting factors: 1) a 7.6% decline in average net debt in 2008 (3,868 million euros), which led to a saving of 240 million euros; and 2) an increase in finance costs of 165 million euros as a result of a 31 bp increase in the average cost of debt, mostly because: (i) average net debt in 2008 was at higher rates than the average for 2007 due to the higher relative weight of Latin American debt and the hikes in rates in euros, pounds sterling, Czech crowns and US dollars versus 2007, and (ii) a 44 million euro decrease in non-recurring income related to positions measured at fair value. The figure for financial expenses in 2008 implies an average cost of average total net debt of 5.95%, or 6.00% stripping out exchange rate gains.

To illustrate the sensitivity of finance costs to variability in short-term interest rates, assuming a 100 basis point rise in all currencies in which there are financial positions and no change in the currency make-up and balance of the position at year end, the finance cost at December 31, 2008 would increase by 178 million euros.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

The Telefónica Group has core, long-term direct and indirect holdings in companies exposed to the risk of changes in their share price, such as PT Multimedia, S.G.P.S., S.A. (Zon), China Unicom Hong Kong, Ltd and Banco Bilbao Vizcaya Argentaria (BBVA) (see Note 9).

As part of its shareholder remuneration policy, in February 2008, Telefónica announced a plan to buy back up to 100 million shares, representing approximately 2.095% of its share capital at that time. In October 2008, Telefónica announced the extension of this program by 50%, or another 50 million shares. Telefónica Group manages the share price risk of the share buyback programs by setting the timetable for execution in accordance with the pace of cash flow generation, the share price and other market conditions, while complying with applicable legal, regulatory and bylaw limits.

At the Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for Managers and Senior Executives of Telefónica, S.A. and other Telefónica Group companies (the “PSP”). Under this plan, selected participants who met the qualifying requirements were given the rights to earn a certain number of Telefónica, S.A. shares as a form of variable remuneration (see Note 20.a).

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

To reduce this risk and ensure that enough shares are available, the Telefónica Group has acquired derivatives that replicate the risk profile of the shares (see Note 20).

In addition, part of the treasury shares acquired at the end of the year could be earmarked to cover the plan. At December 31, 2008, the Group held 125,561,011 shares of Telefónica, S.A. (see Note 12). The liquidation value of the treasury shares could increase or decrease depending on variations in the Telefónica share price.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, allowing some flexibility. In practice, this means monitoring two key criteria:

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

As of December 31, 2008, the average maturity of the Group’s (42,733 million euros) net financial debt was 5.9 years. The Group would need to generate around 7,243 million euros per year to repay the debt in this period if it used all its cash for this purpose. Cash generation in 2008 amply exceeded this amount, so that if it maintains the same pace of cash generation during the average lifetime of the debt, the Group would repay the debt in its entirety before 4.67 years if it used all its cash for this purpose.

Gross debt maturities in 2009, of approximately 7,014 million euros (including the net position of derivative financial instruments), are lower than the amount of funds available, calculated as the sum of: a) current financial investments and cash at December 31, 2008 (5,408 million euros excluding derivative financial instruments), b) annual cash generation projected for 2009; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (more than 3,800 million euros at December 31, 2008). This gives the Telefónica Group flexibility with regard to tapping capital or credit markets in the next 12 months.

The principal financing transaction in 2008 (to ensure compliance with the management criteria indicated above) consisted of an issue of 1,250 million euros worth of five-year bonds with an annual coupon of 5.58% (equivalent to 94 basis points above the benchmark “5-year Mid-swap rate”). See Note 24 “Events after the balance sheet date” for a description of other financial transactions carried out as part of these measures after the end of 2008.

In 2008, the Group reduced its nets financial debt by 2,551 million euros to 42,733 million euros, extending the trend of the previous two years (45,284 and 52,145 million euros at December 31, 2007 and 2006, respectively) (see “Key performance indicators” under Note 2). Meanwhile, at December 31, 2008, the Telefónica Group had total unused credit facilities from various sources amounting to over 7,400 million euros (9,250 million euros at December 31, 2007 and 8,000 million euros at December 31, 2006).

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

Regarding this first point, Telefónica’s Latin American companies now have external net debt not guaranteed by the Spanish companies of 4,075 million euros, i.e. 9.5% of the Group’s total net financial debt, with Colombia (2,946 million euros), Brazil (1,276 million euros) and Peru (910 million euros), accounting for the bulk of the total.

Regarding the repatriation of funds, 1,839 million euros was received from Latin America in 2008, of which 1,115 million euros was from dividends and 724 million euros from inter-group loans (repayment of principal and payment of interest) and capital decreases. Meanwhile, funds were sent to Latin American, mainly Colombia (155 million euros) in connection with the Telefónica Móviles Colombia’s capital increase, and Chile (664 million euros) for the buyout of CTC’s minorities (see Note 21.b). Net funds repatriated from Latin America amount to the equivalent of 899 million euros.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place. The Currency Administration Commission (CADIVI) was set up to manage the exchange control system and determine authorizations of currency sales. This body has issued a number of regulations ("providencias") governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) "Remittance of earnings, profits, income, interest and dividends from international investment." Telcel, the Group’s subsidiary in Venezuela, obtained approval on 137 million US dollars under this heading in 2006, 240 million US dollars in 2007 and 365 million US dollars in 2008. The final dividend to be paid out of 2006 profit of 536 million US dollars proposed recently is pending approval. Once this is approved, the Group will seek authorization to pay the dividends related to 2007 profit. Accordingly, the Group will have to continue obtaining the necessary authorizations in future for requests submitted to the CADIVI. It expects this to occur with the same diligence and frequency as in the past, enabling it to continue carrying out its businesses in Venezuela as normal and to repatriate funds from this country.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. trades with credit entities with senior debt ratings of at least “A.” In Spain, where most of the Group’s derivatives portfolio is, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is considered to be of High Creditworthiness.

The Telefónica Group considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with its risk-management policy.

Therefore, the Group’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and execution of their business plans in their ordinary management.

For this, uniform policies, procedures, authorization lines and management practices are established for all Group companies bearing in mind the individual needs and international best practice in this area, and including the commercial credit-risk management model in the Group’s decision-making process, at both the strategic and the day-to-day operations level.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a General Framework, revised annually based on conditions of the market and countries where the Group operates. The General Framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica, S.A., the Company which places the bulk of the Group’s surpluses, the maximum placement in 2008 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by S&P and Moody’s, respectively.

The Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Group.

Capital management

Telefónica’s finance department, which is in charge of the Group's capital management, takes into consideration several factors when determining the Company’s capital structure.

The first is the consideration of cost of capital at all times to achieve a combination that optimizes this. For this, the company monitors the financial markets and updates to standard industry approaches for calculating cost of capital (WACC, weighted average cost of capital) in determining this variable. The second, a gearing ratio that enables the Company to obtain and maintain the desired credit rating over the medium term, and through which Telefónica can match its potential cash flow generation and the alternative uses of this cash flow at all times.

These general arguments are rounded off with other considerations and specifics, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining the Group’s financial structure.

Derivatives policy

At December 31, 2008, the nominal value of outstanding derivatives with external counterparties came to 141,984 million euros. This amount is just 8.6 % higher than in 2007 (130,715 million equivalent euros). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For instance, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a forward rate agreement. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid problems arising through error or a failure to understand the real position and its associated risks.

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

Economic hedges, i.e. hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

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

4)          Ability to measure the derivative’s fair value using the valuation systems available to the Group.

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

6)	Hedge accounting

The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•
Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when Telefónica enters into long-term swaps, caps or collars to protect itself against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and the Company commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges, which can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of the option are taken to the income statement. To prevent excessive swings in the income statement from changes in time value, the hedging ratio (amount of options for hedging relative to the amount of options not treated as hedged) is assigned dynamically, as permitted by the standard.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges will be arranged by Telefónica, S.A. and the other Group holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (Czech crown, pound sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting through maturity. In fact, hedging relationships may change to allow appropriate management that serves the stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting the share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in the market’s view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Company analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

The main guiding principles for risk management are determined by the Telefónica Group’s Corporate Finance Department and implemented by company CFOs (responsible for balancing the interests of each company and those of the Group). The Corporate Finance Department may allow exceptions to this policy where this can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2008, 2007 and 2006 is as follows:

(Millions of euros)	2008	2007	2006
Interest income	589	524	883
Dividends received	67	72	71
Other financial income	217	107	128
Interest expenses	(3,373)	(3,181)	(3,612)
Ineffective portion of cash flow hedges	(71)	(43)	4
Acretion of provisions and other liabilities	(453)	(200)	(138)
Changes in fair value of financial assets at fair value through profit and loss	341	25	(55)
Changes in fair value of financial liabilities at fair value through profit and loss	(115)	(4)	(24)
Transfer from equity to profit and loss from cash flow hedges	(50)	(17)	(14)
Transfer from equity to profit and loss from available-for-sale assets	(2)	(107)	-
(Gain)/loss on fair value hedges	912	75	(79)
Loss/(gain) on adjustment to items hedged by fair value hedges	(883)	(102)	41
Net finance costs excluding foreign exchange differences	(2,821)	(2,851)	(2,795)

The breakdown of the Group’s derivatives at December 31, 2008, their fair value at year-end and the expected maturity schedule is as follows:

Millions of euros		Maturity (notional amount)
Derivatives	Fair value: at 12/31/08	2009	2010	2011	Subsequent years	Total
Interest rate hedges	(612)	2,031	1,747	520	72	4,370
Cash flow hedges	183	2,028	493	1,749	3,505	7,775
Fair value hedges	(795)	3	1,254	(1,229)	(3,433)	(3,405)
Foreign currency hedges	519	985	2,382	793	3,717	7,877
Cash flow hedges	519	985	2,382	793	3,717	7,877
Fair value hedges	0	0	0	0	0	0
Interest and exchange rate hedges	(173)	12	458	18	399	887
Cash flow hedges	(71)	18	232	4	288	542
Fair value hedges	(102)	(6)	226	14	111	345
Hedge of net investment	(546)	(2,830)	(517)	(1,125)	(751)	(5,223)
Derivatives not designated as hedges	(868)	7,328	(627)	(578)	(164	5,959
Interest rate	(271)	8,587	(303)	(609)	(1,100)	6,575
Foreign currency	(395)	(839)	(137)	96	1,026	146
Interest and exchange rate	(202)	(420)	(187)	(65)	(90)	(762)

The breakdown of the Group’s derivatives, their fair value at year-end and the expected maturity schedule at December 31, 2007 is as follows:

Millions of euros	Fair value: at 12/31/07	Maturity (notional amount)
Derivatives		2008	2009	2010	Subsequent years	Total
Interest rate hedges	(342)	118	1,033	(90)	1,009	2,070
Cash flow hedges	(278)	133	1,030	(72)	4,550	5,641
Fair value hedges	(64)	(15)	3	(18)	(3,541)	(3,571)
Foreign currency hedges	1,104	35	887	2,413	1,459	4,794
Cash flow hedges	1,168	414	887	2,413	1,459	5,173
Fair value hedges	(64)	(379)	0	0	0	(379)
Interest and exchange rate hedges	589	(123)	(217)	221	3,265	3,146
Cash flow hedges	382	481	0	224	3,307	4,012
Fair value hedges	207	(604)	(217)	(3)	(42)	(866)
Hedge of net investment	61	(1,876)	(943)	(550)	(1,396)	(4,765)
Derivatives not designated as hedges	(262)	551	(2,155)	(2,157)	3,459	(302)
Interest rate	(64)	(1,411)	(626)	(480)	2,358	(159)
Foreign currency	(270)	2,470	(1,296)	(1,539)	1,026	661
Interest and exchange rate	72	(508)	(233)	(138)	75	(804)

For hedges, the positive amount is in terms of fixed “payment”
For exchange rate hedges, a positive amount means payment in functional vs. foreign currency.

A list of derivative products entered into at December 31, 2008 and 2007 in provided in Appendix III.

17)	INCOME TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 39 companies in 2008, the same as in 2007.

Modification of tax rates

In 2008, the impact of changes in the tax rates applicable to the income statements of the main Telefónica Group companies was not material.

In 2007, the applicable income tax rates were changed in several countries where the Telefónica Group operates. This included decreases in the tax rates in Spain, from 35% to 32.5% in 2007 and to 30% from January 1, 2008, in the UK from 30% to 28% in 2008, in Germany from 38.6% to 29.8% and in the Czech Republic from 24% in 2007 to 21% in 2008, 20% in 2009 and 19% in 2010.

Based on the estimates of taxable income and recovery of the deferred tax assets and liabilities on the consolidated balance sheet derived from the change in tax rates in Spain, the Company recognized an expense under “Income tax” of 36 million euros and 355 million euros in 2007 and 2006, respectively. The same reason led to a reduction in equity in 2006 of 14 million euros.

Deferred taxes

The movements in deferred taxes in 2008 and 2007 are as follows:

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2007	7,829	3,926
Increases	1,308	571
Decreases	(1,979)	(526)
Transfers	(39)	(43)
Net international movements	(159)	(352)
Company movements and others	20	-

Balance at December 31, 2008	6,980	3,576

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2006	8,701	4,700
Increases	762	339
Disposals	(1,345)	(462)
Changes to tax rates	(245)	(281)
Transfers	(28)	(56)
Net international movements	-	(122)
Company movements and others	(16)	(192)
Balance at December 31, 2007	7,829	3,926

Tax credits for loss carryforwards

The tax loss carryforwards in Spain at December 31, 2008 of the main Group companies amounted to 3,673 million euros (3,364 million euros for companies belonging to the Tax Group).

The balance sheet at December 31, 2008 includes a 410 million euro deferred tax asset corresponding to 1,368 million euros of tax loss carryforwards.

The 2002 tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.). This arose through the transfer of certain holdings acquired in previous years where the fair value differed from the carrying amount as a result of having implemented article 159 of the Spanish Corporation Law. The challenging of this adjustment in the tax audit of financial years 2001 to 2004 has not had any accounting impact as in accordance with past rulings by the tax authorities, which differ from the interpretation being put forward by the Company, the Company decided not to capitalize it.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company has begun procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No accounting adjustments have been made until the Company receives a definitive ruling on this procedure.

O2 Germany has tax loss carryforwards amounting to 5,251 million euros, of which 426 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings.

Unused tax credits recognized in the consolidated balance sheets of the Latin American subsidiaries at December 31, 2008 amounted to 477 million euros.

Deductions

In the consolidated balance sheet at December 31, 2008, the Group had recognized 993 million euros of unused tax credits, mainly export activity tax credits.

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the balance sheet, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities. In addition, Telefónica recognizes, inter alia, temporary differences arising on the amortization of goodwill for tax purposes. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2008 and 2007 are as follows:

	Millions of euros
	2008		2007
	Deferred tax assets	Deferred tax liabilities	Deferred tax Assets	Deferred tax liabilities
Property, plant and equipment	809	387	862	380
Intangible assets	239	2,085	55	2,469
Personnel commitments	1,325	1	1,528	17
Provisions	598	11	635	2
Investments in subsidiaries, associates and joint ventures	1,083	256	1,221	196
Other	620	836	392	862
Total	4,674	3,576	4,693	3,926

Tax payables and receivables

Current tax payables and receivables at December 31, 2008 and 2007 are as follows:

	Millions of euros
	Balance at	Balance at
	12-31-08	12-31-07
Taxes payable:
Tax withholdings	91	155
Indirect taxes	704	718
Social security	187	184
Current income taxes payable	873	561
Other	420	539
Total	2,275	2,157

	Millions of euros
	Balance at	Balance at
	12-31-08	12-31-07
Tax receivables:
Indirect tax	452	507
Current income taxes receivable	365	368
Other	153	135
Total	970	1,010

Reconciliation of book profit before taxes to taxable income

The reconciliation between accounting profit and the income tax expense for 2008, 2007 and 2006 is as follows:

	Millions of euros
	2008	2007	2006
Accounting profit before tax	10,915	10,684	6,764
Tax expense at prevailing statutory rate	3,275	3,472	2,367
Effect of statutory rate in other countries	(99)	458	199
Variation in tax expense from new taxes	12	(22)	6
Permanent differences	243	(1,893)	553
Changes in deferred tax charge due to changes in tax rate	-	(36)	355
Capitalization of tax deduction and tax relief	(175)	(200)	(1,375)
Use of loss carryforwards	(106)	(203)	(144)
Increase/(decrease) in tax expense arising from temporary differences	(2)	(8)	(46)
Consolidation adjustments	(59)	(3)	(133)
Adjustment to income tax for changes in previous year’s tax settlement	-	-	(1)
Corporate income tax charge	3,089	1,565	1,781
Breakdown of current/deferred tax expense
Current tax expense	3,371	2,152	3,116
Deferred tax benefit	(282)	(587)	(1,335)
Total corporate income tax charge	3,089	1,565	1,781

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.

In 2007, the Company recognized a tax credit arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. (see Note 2) as a difference between the tax and carrying amount of the Endemol shares at the time of disposal. The positive impact recognized in “Income tax expense” in the consolidated income statement for the year amounted to 914 million euros, presented in the preceding table under “Permanent differences” for 2007. Also included under “Permanent differences” for 2007 are the accounting gain on this disposal, of 1,368 million euros, and the accounting gain on the disposal of Airwave for 1,296 million euros (see Note 2).

On September 25, 2002, tax inspections commenced at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company. The taxes inspected were corporate income tax (for the years from 1998 to 2000) and VAT, tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax and nonresident income tax (1998 to 2001). The tax audits were concluded in 2005. The final outcome of the tax assessments is not expected give rise to material additional liabilities on the Telefónica Group consolidated financial statements.

These assessments, which included settlement agreements and imposed fines on Telefónica, S.A. were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euro.

In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the appealed settlements and penalties be suspended by providing the appropriate guarantees. On July 26, 2007 the lawsuit was formalized, with Telefónica, S.A. providing expert testimonies supporting its allegations. In December 2007, the parties submitted the evidence on which their cases were based.

A new tax inspection commenced in June 2006 and concluded in July 2008. The taxes inspected were corporate income tax for the years 2001 to 2004, VAT and tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the years 2002 to 2004.

In addition to the above, the Company has proposed additional adjustments to the tax amounts considered by Telefónica Móviles in 2002 (of 2,137 million euros) of approximately 346 million euros in the tax payable. Telefónica has filed an appeal with the Central Administrative Economic Court to dispute the assessment derived from the tax audit. As the Company considers the tax returns to have been prepared in accordance with applicable tax legislation, no liability for this issue was reflected in the financial statements.

No material liabilities arose as a result of the inspection of the other items and financial years, and the Company has not and will not file any appeal.

Meanwhile, after the related inspections, three tax assessments were raised by the State Treasury of Sao Paulo against Telecomunicações de São Paulo, S.A. –Telesp (“Telesp”)- in relation to the Merchandise Circulation Tax (ICMS) -similar to the VAT levied on telecommunications services- applicable to revenue from international calls during different periods between 1996 and 1999. The aggregate amount of the assessments is approximately 168 million euros.

After deciding on the actions to take against the Sao Paolo tax authorities, the Company lost two of the suits in administrative proceedings via resolutions from the Tax Courts dated October 10, 2006, which have not been notified to the company to date. The third is pending a ruling.

The company believes the arguments presented could reasonably lead to favorable rulings by the pertinent judicial bodies.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2008, the main companies of the Tax Group are open to inspection of all applicable taxes from 2005.

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

None of the Group’s principal operations were discontinued in 2008 or 2007.

In 2006, Telefónica, Publicidad e Información, S.A.’s (TPI) operations were discontinued. The disposal of this investment represented the Telefónica Group’s exit from the directories business.

TPI’s results in 2006 until the effective date of its sale are as follows:

Millions of euros	2006
Operating income	270
Operating expense	(219)
Operating profit	51
Financial loss	(4)
Profit before minority interests and tax	47
Corporate income tax	(14)
Profit for the year from a discontinued operation	33

Net cash flows contributed in 2006 until the effective date of its sale are as follows:

Millions of euros	2006
From operating activities	65
Used in investing activities	(7)
Used in financing activities	(141)
Net foreign exchange difference	(2)
Total increase/(decrease) in net cash	(85)

The gain on the sale of this company was as follows:

Millions of euros
Non-current assets	69
Current assets	286
Non-current liabilities	(78)
Current liabilities	(271)
Total	6
Sale price	1,838
Gain on disposal	1,832

The tax expense generated by the disposal of TPI was 269 million euros.

(19)	INCOME AND EXPENSES

Revenue from operations:

The breakdown of “Revenue from operations” is as follows:

Millions of euros	2008	2007	2006
Rendering of services	53,751	52,436	49,241
Net sales	4,195	4,005	3,660
Total	57,946	56,441	52,901

Other income

The breakdown of “Other Income” is as follows:

	Millions of euros
	2008	2007	2006
Non-core and other current operating income	702	601	517
Own work capitalized	736	708	719
Government grants	59	57	47
Gain on disposal of assets	368	2,898	288
Total	1,865	4,264	1,571

“Gain on disposal of assets” in 2008 mainly includes the gain of 143 million euros on the sale of the stake in Sogecable, S.A. (see Note 13).

In 2007, this mainly included the gains on the sales of the holdings in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 1,296 million and 1,368 million euros, respectively (see Note 2).

Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties in Spain and the Czech Republic, which amounted to 104, 161 and 100 million euros in 2008, 2007 and 2006, respectively.

The figure for 2006 included the gain of 142 million euros obtained from Telefónica’s acceptance of the takeover bid for Sogecable.

Other expenses

The breakdown of “Other expenses” in 2008, 2007 and 2006 is as follows:

Millions of euros	2008	2007	2006
Leases	914	938	900
Advertising	1,626	2,198	2,071
Other external services	7,539	6,854	6,259
Taxes	1,147	974	905
Other operating expenses	250	303	220
Changes in trade provisions	748	666	609
Losses on disposal of non-current assets	88	148	131
Total	12,312	12,081	11,095

Estimated schedule

The estimated payment schedule for the next few years on operating leases and acquisition commitments is as follows:

12/31/2008	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating leases	5,848	898	1,450	1,124	2,376
Purchase and contract commitments	2,770	1,294	562	330	584

The main finance lease transactions are described in Note 22.

Personnel expenses and employee benefits

The breakdown of Personnel expenses is as follows:

	Millions of euros
	2008	2007	2006

Wages, salaries and other personnel expenses	6,674	6,694	6,539
Personnel reorganization expenses	88	1,199	1,083
Total	6,762	7,893	7,622

Personnel reorganization expenses recorded by the Group in 2007 and 2006 include the costs of the Telefónica de España labor force reduction program of 361 and 934 million euros, respectively (see Note 15.a).

Also included is the impact of the various staff reduction plans undertaken in 2007 (see Note 15.a), which amounted to 838 million euros.

Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2008, 2007 and 2006, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with segment reporting.

	2008		2007		2006
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,708	35,562	37,688	35,792	39,169	38,616
Telefónica Latin America	49,990	49,849	48,844	49,946	48,315	47,833
Telefónica Europe	28,828	28,888	29,249	29,305	26,248	27,844
Subsidiaries and other companies	137,249	142,736	128,271	133,444	111,744	118,703
Total	251,775	257,035	244,052	248,487	225,476	232,996
TPI Group	-	-	-	-	1,661	-
Total	251,775	257,035	244,052	248,487	227,137	232,996

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2008 were 126,890 and 132,013, respectively.

Of the final headcount at December 31, 2008, approximately 50.8% are women (47.6% at December 31, 2007).

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

At December 31, 2008, a total of 54,819 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (57,675 and 58,259 at December 31, 2007 and 2006, respectively). The contributions made by the various companies in 2008 amounted to 98 million euros (95 million euros in 2007 and 2006, respectively).

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

No provision was made for this plan as it has been fully externalized.

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2008	2007	2006
Depreciation of property, plant and equipment	6,303	6,497	6,636
Amortization of intangible assets	2,743	2,939	3,068
Total	9,046	9,436	9,704

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

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2008	2007	2006
Profit attributable to ordinary equity holders of the parent from continuing operations	7,592	8,906	4,650
Profit attributable to ordinary equity holders of the parent from discontinued operations	-	-	1,583
Total profit attributable to equity holders of the parent for basic earnings	7,592	8,906	6,233
Adjustment for dilutive effects of the conversion of potential ordinary shares	-	-	-
Total profit attributable to equity holders of the parent for diluted earnings	7,592	8,906	6,233

	Thousands
No. of shares	2008	2007	2006
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,645,852	4,758,707	4,778,999
- Endemol employee share option plans	-	-	421
- Telefónica, S.A. “Performance Share Plan” share option plan	5,182	1,808	-
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,651,034	4,760,515	4,779,420

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

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2008	2007	2006	2008	2007	2006	2008	2007	2006
Basic earnings per share	1,63	1,87	0,97	-	-	0,33	1,63	1,87	1,30
Diluted earnings per share	1,63	1,87	0,97	-	-	0,33	1,63	1,87	1,30

(20)	SHARE-BASED PAYMENT PLANS

At year-end 2008, 2007 and 2006, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2008 are as follows:

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

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

–	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

–
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

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2008 is as follows:

Phase	No. of shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 38, 23 and 8 million euros of employee benefits expenses recorded in 2008, 2007 and 2006 was made in equity.

To ensure the company had enough shares to meet its obligations at the end of the phase begun in 2006, Telefónica bought an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a number of shares determined using the same measure of success as the Plan, i.e. an instrument that mirrors the features of the plan. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share (see Note 16).

For the third phase, Telefónica has arranged a financial instrument under the same conditions as for the first phase, earmarking up to a maximum of 2,500,000 shares. The cost of the financial instrument is 25 million euros, equivalent to 9.96 euros per option (see Note 16).

b)	Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the Europe segment. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

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

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average	0%
•	Average	30%
•	Equal to or higher than the third quartile	100%

The number of options assigned at December 31, 2008 was 446,498.

The fair value at December 31, 2008 of the options granted in each phase in force at that time was 15.85 euros per option.

 This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.

(21)	OTHER INFORMATION

a)	Litigation and arbitration

Telefónica and its group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica group is present.

It is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome. In this respect, we would highlight that the assessment made by the Company takes into consideration reports by legal counsel on each litigation and case.

Among unresolved cases (see Note 17 for details of tax-related cases), we would highlight the following:

1. Procedures deriving from the voluntary bankruptcy proceeding initiated by Sistemas e Instalaciones de Telecomunicaciones, S.A.U. (SINTEL).

Sintel, a subsidiary of Telefónica until its sale to the Mastec Group in April 1996, was declared bankrupt in 2001 following a proceeding hearing by the Madrid Court of First Instance. As a result of the company’s insolvency and liquidation, two criminal proceedings were initiated affecting, among individuals and corporate entities, Telefónica, S.A. These were subsequently added to single preliminary proceedings before Federal Examining Court number 1.

After a lengthy process, on December 12, 2007, the court ruled that the case be dismissed and that actions against all the Telefónica, S.A. directors initially charged be terminated, acquitting them of any responsibility. The criminal proceeding for the offence of criminal insolvency and crimes against the Treasury continued only for directors and executives of Sintel, S.A. in office after the sale of the company by Telefónica, S.A. This ruling was appealed.

In its judgment of January 16, 2009, Section 4 of the Criminal Court of the Spanish National Court of Justice rejected all the appeals filed against the initial partial dismissal of the cause. Accordingly, the directors involved, as well as Telefónica, S.A., and Telefónica de España, S.A.U. were cleared of responsibility.

2. Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica, S.A.:

Proceedings derived from the takeover bid

2.1. On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, Terra Networks, S.A. and certain directors of Terra Networks, S.A.

These actions alleged mainly that the Telefónica, S.A. offer was below the intrinsic value of Terra Networks, S.A. shares.  Since the actions were brought, both have remained inactive.

2.2. The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review at the National Appellate Court against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica, S.A. for Terra Networks, S.A. Telefónica appears as an intervening non-party in the procedure.

The appeal was rejected by the National Court via ruling issued on via ruling issued in January 24, 2006, against which ACCTER filed an administrative appeal. This appeal was rejected via ruling issued November 25, 2008 by the Third Section of the Supreme Court of Administrative Appeals, with the appellants charged for the court costs.

Proceedings derived from the merger

2.3. On June 30, 2005, ACCTER and its President, on his own account, filed a complaint contesting the merger resolution adopted at the Shareholders’ Meeting of Terra Networks, S.A. held on June 2, 2005.  The Court of First Instance rejected the claim via ruling on July 14, 2006.

ACCTER and its President appealed this new ruling, which was again rejected by the Barcelona Regional Court in a ruling issued April 7, 2008.

2.4. On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The case was heard on November 27, 2008, with a judgment to follow in due course.

3.     Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine government.

As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25,561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, had been affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso to one US dollar.

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On December 6, 2004, Telefónica filed the “Memorial” or claim with the ICSID. The ICSID Court is currently considering a plea filed by the Argentine government alleging that the matter is outside its jurisdiction.

On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract pursuant to the provisions of Article 9 of Law 25,561. This memorandum of understanding could put an end to the litigation.

Among other issues, the memorandum of understanding envisaged the suspension by Telefónica de Argentina and Telefónica, for a period of 210 working days, of all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of emergency situation established by Law No. 25,561 with regard to the Transfer Agreement and the license granted to Telefónica Argentina. This suspension became effective on October 6, 2006 and has been extended on several times for periods of six months, the last of which was authorized by the ICSID on October 6, 2008.

4.  Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 1, 2004, the TDC ruled that Telefónica de España had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialing arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of de 57 million euros.

Telefónica de España filed an appeal for judicial review of this decision. On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal to overturn the Supreme Court ruling, which Telefónica has contested. The appeal is currently awaiting judgment.

5.      Cancellation of the UMTS license granted to Quam GMBH in Germany.

In December 2004, the Germany Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought to overturn the revocation order and, if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license.

This claim was rejected by the Cologne Administrative Court. Quam GmbH has appeared the decision before the Supreme Administrative Court of North Rhine-Westphalia.

6.      Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission imposing a fine of approximately 152 million euros for breach of article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which Telefónica has submitted its comments.

7.      Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

Brasilcel, N.V. (VIVO) Group operators, together with other Brazilians wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund to pay for the obligations to provide universal service- with retroactive application from 2000.

On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the plaintiffs, preventing ANATEL’s decision from being applied. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telecomunicações de São Paulo S.A.-Telesp and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

8.       Proceeding before the Prague District Court against the ruling of the Czech Telecommunications Office dated December 22, 2003.

On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom, a.s. (now Telefónica O2 Czech Republic, a.s.) to pay T-Mobile Czech Republic, a.s. (T-mobile) an amount of approximately 898 million Czech crowns (approximately 26.4 million euros) in interconnection fees (call termination) for the period from January to November 2001.

Although the administrative procedure filed by Telefónica O2 Czech Republic, a.s. against this resolution had yet to be resolved, in 2007 T-Mobile asked Prague District Court no. 3 to execute the ruling, entailing an amount of approximately 1,859 million Czech crowns (approximately 57.3 million euros) of principal and interest. The Court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic, a.s. whose inadmissibility it had requested.

Telefónica O2 Czech Republic, a.s. paid approximately 2,023 million Czech crowns (approximately 82 million euros) to prevent a potential order of execution and to remove the preventive embargo on its assets. Nonetheless, the procedure is still in the courts. Telefónica O2 Czech Republic, s.a. considers it has sufficient guarantees that a ruling in its favor will be issued, enabling it to recover the amount paid.

b)      Commitments

Agreements with Portugal Telecom (Brazil).

In accordance with the agreements singed between the Telefónica Group and the Portugal Telecom Group governing their 50% joint venture, Brasilcel N.V., which groups together their cellular businesses in Brazil, the Portugal Telecom group is entitled to sell to Telefónica, S.A., which is obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica or at any of its subsidiaries that hold a direct or indirect ownership interest in Brasilcel N.V.

Similarly, Telefónica is entitled to sell to the Portugal Telecom group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, S.G.P.S., S.A., at PT Móveis, SGPS, S.A or at any of their subsidiaries that hold a direct or indirect ownership interest in Brasilcel N.V.

The price in both cases will be determined on the basis of an independent appraisal (under the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.

Pursuant to the terms of the Framework Investment Agreement signed on April 18, 2006 between Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones, S.A. ESP, shareholders of Colombia Telecomunicaciones, S.A. ESP may offer, from April 28, 2006, at any time and in a single package, all the shares they hold in Colombia Telecomunicaciones, S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, directly and via one of its subsidiaries. The sale/purchase price of each share will be determined based on the valuation of each share offered in sale by an independent investment bank designated by agreement between the two parties.

Guarantees provided for Ipse 2000 (Italy).

At December 31, 2008, the Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy), in which it owns a stake through Silvella B.V., for the 365 million euros payable to the Italian government in connection with the grant of the license.

Telefónica (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

In the wake of the decision by the Italian government to revoke the UMTS license granted to Ipse 2000 S.p.A. the Company considered that, the contractual conditions governing payment of the license having changed, Ipse was no longer obliged to pay the remaining amount and, the principal obligation no longer existing, the bank guarantee and the partners’ counterguarantee (cash collateral) had become extinct. Consequently, the Company lodged an appeal against the government to keep the guarantee from being executed and to return the cash collateral to the shareholders in their respective investments.

On June 15, 2008, the civil court in Rome rejected Ipse 2000 S.p.A.’s claims, forcing the company to pay for its license in full. Similarly, the State Council rejected the company’s appeal against the Italian government’s refusal to allow Ipse 2000 S.p.A. to return the additional 5Mhz of spectrum for 826 million euros and to revoke its license.

Commitments relating to audiovisual content (Telefónica de Contenidos).

At December 31, 2008, Telefónica de Contenidos had the following commitments relating to sports broadcasting rights:

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

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2008 were prepared, and the provisions recorded in respect of the commitments taken as a whole are not material.

c)       Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2008 and 2007 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated balance sheet, respectively.

The Group has launched various projects with a view to reducing the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced at the Zaragoza World’s Fair the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contributes to optimizing the company's processes (operations, suppliers, employees, customers and society).

•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through Telefónica's actions.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

d)	Auditors’ fees

The fees paid to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to 24.45 million and 23.77 million euros in 2008 and 2007, respectively.

These amounts are broken down as follows:

	Millions of euros
	2008	2007
Audit services (1)	22,79	21,94
Audit-related services (2)	1,65	1,56
Tax services (3)	-	-
Other non-audit work (4)	0,01	0,27
TOTAL	24,45	23,77

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

(3)	Tax services: no such services were provided.

(4)	Other non-audit services: the services included under this heading relate to training and other permissible advisory services (non-current assets and other).

Ernst & Young’s fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. A total of 1.39 and 0.89 million euros, respectively, corresponding to 50% of the fees paid by proportionally consolidated companies, were included in 2008 and 2007, respectively.

Fees paid to other auditors in 2008 and 2007 amounted to 15.95 million euros and 18.28 million euros, respectively, as follows:

	Millions of euros
	2008	2007
Audit services	0,71	0,98
Audit-related services	1,05	4,23
Tax services	4,35	4,33
Other non-audit services	9,84	8,74
TOTAL	15,95	18,28

Other auditors’ fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. In 2008 and 2007, a total of 0.34 and 0.68 million euros, respectively, corresponding to 50% of the fees paid by proportionately consolidated companies, were included.

e)	Trade guarantees

The Company is required to issue trade guarantees in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from trade guarantees issued.

f)	Directors’ and senior executives’ compensation and other benefits

The compensation of Telefónica directors is governed by Article 28 of the Company’s by-laws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Standing Committee and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In this respect, it was also agreed that from September 2007, executive directors would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to Telefónica Board of Directors, Standing Committee and Advisory or Control committees (in euros).

Position	Board of Directors	Standing Committee	Advisory or Control Committees
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	-
Board member: Executive Proprietary Independent Other external	- 150,000 150,000 150,000	- 100,000 100,000 100,000	- 14,000 14,000 14,000

In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.

Total compensation paid to Telefónica directors for discharging their duties in 2008 amounted to 3,922,333 euros in fixed compensation and 215,000 euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,349,794 euros. In addition, the Company directors who are members of the regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received a total of 88,750 euros in 2008.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2008 (in euros):

Board Members	Board of Directors	Standing Committee	Other Board Committees		TOTAL
			Fixed payment	Attendance fees
Chairman
César Alierta Izuel	300,000	100,000	-	-	400,000
Vice chairmen
Isidro Fainé Casas	250,000	100,000	-	-	350,000
Vitalino Manuel Nafría Aznar	250,000	-	51,334	30,000	331,334
Members
Julio Linares López	-	-	-	-	-
José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	-	42,000	11,250	203,250
José María Álvarez-Pallete López	-	-	-	-	-
David Arculus	150,000	-	23,333	6,250	179,583
Eva Castillo Sanz	137,500	-	-	-	137,500
Carlos Colomer Casellas	150,000	100,000	36,167	11,250	297,417
Peter Erskine	150,000	100,000	17,500	8,750	276,250
Alfonso Ferrari Herrero	150,000	108,333(*)	82,833	37,500	378,666
Luiz Fernando Furlán	137,500	-	11,667	5,000	154,167
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	84,000	43,750	377,750
Pablo Isla Álvarez de Tejera	150,000	-	72,333	18,750	241,083
Antonio Massanell Lavilla	150,000	-	47,833	30,000	227,833
Francisco Javier de Paz Mancho	150,000	100,000	56,000	11,250	317,250
TOTAL	2,575,000	808,333	539,000	215,000	4,137,333

(*) Alfonso Ferrari Herrero was appointed member of the Standing Committee on December 19, 2007 and therefore the compensation for that month is included in the table.

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

ITEM	2008 (euros)
Salaries	5,704,005
Variable compensation (1)	7,885,683
Compensation in kind (2)	76,746
Contributions to pension plans	25,444

(1). “Variable compensation” in 2008 includes a multi-year variable payment (“Extraordinary Cash Incentive Program”) of 2,075,189 euros for 2005, 2006 and 2007 related to the fulfillment of certain targets and operating and business metrics established for the entire Group for 2005-2007. This payment was made in the first half of 2008.

(2) “Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives (see Note 19), the total amount of contributions made by the Telefónica Group in 2008 in respect of executive directors was 1,860,754 euros.

In addition, related to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 20), the maximum number of shares corresponding to the first, second and third phases of the Plan will be given (on July 1, 2009, July 1, 2010 and July 1, 2011) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares respectively; for Julio Linares López 65,472, 57,437 and 101,466 shares, respectively; for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively).

It should be noted that the non-executive directors do not receive and did not receive in 2008 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2008 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

Meanwhile, the six senior executives1 of the Company, excluding those that are also members of the Board of Directors, received a total for all items (including the Extraordinary Cash Incentive Program indicated in Note 1 above), in 2008 of 13,223,911 euros.  In addition, the contributions by the Telefónica Group in 2008 with respect to the Pension Plan described in Note 19 for these directors amounted to 911,041 euros

Furthermore, the maximum number of shares corresponding to the first, second and third phases of the “Performance Share Plan” assigned to all the Company’ senior executives is 157,046 shares for the first phase, 130,911 shares for the second phase and 306,115 shares for the third phase.

Finally, in 2008 Antonio Viana-Baptista, who stepped down from his executive duties on January 31, 2008, received 8,584,000 euros of severance in accordance with Clause Nine, section 1 of his senior management contract dated October 21, 1998. Mr Viana-Baptista has also received an amount of 3,289,972 euros for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) long-service bonus he was entitled to receive in 2008 and accrued in the preceding three years, and (iv) settlement of accrued credits and similar receivable.

g)
Equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of this parties:

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them, on their own behalf or on behalf of others (including companies of the Telefónica Group).

[1]
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOS, including the person in charge of the internal audit.

Director	Activity	Company	Position or functions	Stake %*
César Alierta Izuel	Telecommunications	Telecom Italia, S.p.A.	Director	--
	Telecommunications	China Unicom (Hong Kong) Limited	Director	--
Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Chairman	<0.01%
Julio Linares López	Telecommunications	Telefónica de España, S.A.U.	Director	--
	Telecommunications	Telefónica Móviles España, S.A.U.	Director	--
	Telecommunications	Telefónica Europe, Plc.	Director	--
	Telecommunications	Telecom Italia, S.p.A.	Director	--
Fernando de Almansa Moreno-Barreda	Telecommunications	Telefónica Internacional, S.A.U.	Director	--
	Telecommunications	Telefónica del Perú, S.A.A.	Director	--
	Telecommunications	Telefónica de Argentina, S.A.	Director	--
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	--
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director	--
	Telecommunications	Médi Telecom, S.A.	Director	--
José María Álvarez-Pallete López	Telecommunications	Telefónica Internacional, S.A.U.	Executive Chairman	--
	Telecommunications	Telefónica DataCorp, S.A.U.	Director	--
	Telecommunications	Telefónica de Argentina, S.A.	Acting Director	--
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman	--

Director	Activity	Company	Company	Stake %*
	Telecommunications	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director	--
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman	--
	Telecommunications	Colombia Telecomunicaciones, S.A. ESP	Director	--
	Telecommunications	Telefónica del Perú, S.A.A.	Director	--
	Telecommunications	Brasilcel, N.V.	Chairman of Supervisory Board	--
	Telecommunications	Telefónica Móviles Colombia, S.A.	Acting Director	--
	Telecommunications	Telefónica Larga Distancia de Puerto Rico, Inc.	Director	--
	Telecommunications	Telefónica Móviles Chile, S.A.	Acting Director	--
	Telecommunications	Telefónica Internacional Chile, S.A.	Director	--
	Telecommunications	Telefónica USA, Inc.	Director	--
	Telecommunications	Portugal Telecom, S.G.P.S., S.A.	Director	--
David Arculus	Telecommunications	Telefónica Europe, Plc.	Director	--
	Telecommunications	British Sky Broadcasting Group, Plc.	--	<0.01%
	Telecommunications	BT Group, Plc.	--	< 0,01%
Peter Erskine	Telecommunications	Telefónica Europe, Plc.	Director	--

Director	Activity	Company	Company	Stake %*
Alfonso Ferrari Herrero	Telecommunications	Telefónica Internacional, S.A.U.	Director	--
	Telecommunications	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director	--
	Telecommunications	Telefónica de Perú, S.A.A.	Director	--
	Telecommunications	Telefónica Móviles Chile, S.A.	Director	--
Luiz Fernando Furlán	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	--
Javier de Paz Mancho	Telecommunications	Atento Holding Inversiones y Teleservicios, S.A.U.	Non-executive Chairman	--
	Telecommunications	Telefónica Internacional, S.A.U.	Director	--
	Telecommunications	Telefónica de Argentina, S.A.	Director	--
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	--

(*)	Shareholding of less than 0.01% of share capital

Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not on an arm’s length basis.

(22)	FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:

a)	Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

Millions of euros	Minimum payments	Finance cost	Present value
Within one year	80	(16)	64
From one to five years	183	(29)	154
After five years	99	(7)	92
Total	362	(52)	310

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

At December 31, 2008 and 2007, net assets under this lease amounting to 186 and 323 million euros, respectively, were recognized under property, plant and equipment.

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

This agreement includes the transfer of these assets and rights to Colombia de Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

	Present value	Revaluation	Installments pending payment
2009	98	52	150
2010	95	70	165
2011	91	89	180
2012	121	149	270
2013	116	178	294
Subsequent years	876	3,340	4,216
Total	1,397	3,878	5,275

The net amount of property, plant and equipment recorded under the terms of this lease was 547 million euros at December 31, 2008 (705 million euros at December 31, 2007).

(23)	CASH FLOW ANALYSIS

Net cash flow from operating activities

In 2008, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 20,560 million euros, 2.26% more than the 20,105 million euros generated in 2007. This increase was largely driven by the Group’s strong position in its main markets, the impact of the Company’s extensive business diversification and its strategic commitment to tapping the growth potential of its operating markets. Meanwhile, its strong commercial effort is helping drive growth in accesses across all operating businesses and regions, thereby helping boost operating cash flow. In 2007, operating cash flow rose 6.9% to 18,810 million euros, mostly thanks to the contribution of synergies arising from the integrated management of operations, to cost cutting and to growth in consolidated revenue.

Customer collections increased by 2.88% to 69,060 million euros in 2008 (67,129 million euros in 2007). This growth was the result of higher revenue due to the growth in accesses, which in turn was due to the success of the commercial campaigns to win and retain customers. In 2007, customer collections increased by 11.4% (from 60,285 million euros in 2006) for the same reasons.

Meanwhile, cash payments to suppliers and employees in 2008 rose 3.14% to 48,500 million euros (2007: 47,024 million euros). This increase was the result of greater commercial efforts in the various geographic areas, mainly to garner customer loyalty, and to higher interconnection charges, while maximizing the efficiency of the cost structure.

Cash payments to suppliers and employees in 2007 rose to 13.4% (2006: 41,475 million euros) due also to greater commercial efforts in the various geographic areas, while maximizing the efficiency of the cost structure, and to higher interconnection charges.

As was the case in 2007, payments for employee benefits expense were higher in 2008, in line with the increase in average headcount.

Payments for net interest and other finance costs in 2008 fell 10.15% to 2,894 million euros (3,221 million euros in 2007) mostly due to the decrease in financial debt. This came after a 35.8% increase in 2007 (2,372 million euros in 2006), primarily due to the repayment of coupons bonds and debentures issued in 2006 and to the impact of the increase in interest rates on the higher debt balance.

Taxes paid in 2008 fell 3.02% to 1,413 million euros. In 2007, taxes paid soared 32.5%, to 1,457 million euros from 1,100 million euros in 2006, due to the higher profit stated in 2006 from 2005 corresponding to the Latin America subsidiaries.

In all, net cash flow from operating activities increased 5.24% in 2008 to 16,366 million euros (15,551 million euros in 2007). In 2007, the increase was 0.89% (2006: 15,414 million euros).

Net cash used in investing activities

Net cash used in investing activities increased by 4,509 million euros in 2008 to 9,101 million euros from 4,592 million euros in 2007. Payments on investments in companies (net of cash and cash equivalents acquired) declined by 22.16%, from 2,798 million euros to 2,178 million euros. The main investments were the acquisitions of Telemig by Brasilcel, N.V. for 347 million euros (see Note 5), of shares of China Netcom and China Unicom for 688 and 424 million euros, respectively, and of 51.8% of CTC from minority shareholders for 640 million euros. The main payment on investments in 2007 was for the 42.3% stake in Telco, S.p.A. for 2,314 million euros. Investment in companies in 2006 totaled 23,757 million euros, mostly due to the 23,553 million euro acquisition of O2 Plc.

Investment in property, plant and equipment and intangible assets in 2008 totaled 7,889 million euros, an increase of 615 million euros from the year before, driven by further investment in fiber optics, 3G, TV and ADSL. Investment in property, plant and equipment and intangible assets in 2007 rose 5% from 2006, to 7,274 million euros from 6,933 million euros.

Proceeds from disposals of investments in companies, net of cash and cash equivalents disposed, amounted to 686 million euros in 2008 mainly thanks to the 648 million euros obtained from the sale of Sogecable. In 2007, the figure was 5,346 million euros, entailing disposals of stakes in Airwave and Endemol for 2,841 million and 2,107 million euros, respectively. In 2006, proceeds from disposals of investments in companies net of cash and cash equivalents disposed amounted to 2,294 million euros, including 1,816 million euros from the sale of TPI and 330 million euros from divestment in Sogecable.

Net cash flow (used in) from financing activities

Net cash used in financing activities in 2008 totaled 7,765 million euros, down from 9,425 million euros in 2007. The 1,660 million euro decline is due basically to decrease in the repayment of financing thanks to the decline in the debt balance in the last few years. The 23,997 million euro decrease in 2007 from 2006 was mostly the result of the change in financing transactions, mainly the repayment of part of the financing arranged in prior years.

(24)	EVENTS AFTER THE BALANCE SHEET DATE

Significant events affecting Telefónica taking place from December 31, 2008 to the date of preparation of these consolidated financial statements include:

Second tender offer for CTC shares:

Upon completion of the tender offer launched on September 17, 2008 by Telefónica Internacional Holding, Ltda., for Compañía de Telecomunicaciones de Chile, S.A. (CTC), in

keeping with its obligations under Chilean law, on December 1, 2008, Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that Telefónica did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid.

Upon completion of the acceptance period of the second offer on January 7, 2009, Telefónica's indirect stake in CTC had increased to 97.89%.

Dividends:

At its meeting of January 28, 2009, the Board of Directors of Telefónica, S.A. analyzed and passed a resolution to change the amount of the dividend to be paid and charged to 2009 to 1.15 euros per share. The proposal for adoption of the related resolutions will be made in due time.

At its meeting of February 25, 2009, the Company’s Board of Directors agreed to propose at the Shareholders’ Meeting the payment of a dividend with a charge to reserves of a gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros.

Financing:

On February 3, 2009, Telefónica Emisiones, S.A.U. issued 2,000 million euros of bonds maturing February 3, 2014 with an annual coupon of 5.431% under the issuance program (EMTN) registered on the London Stock Exchange on July 8, 2005 and renewed on July 3, 2008. These bonds are guaranteed by Telefónica, S.A.

On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in the 6,000 million euro credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of 4,000 million euros of the 6,000 million euros drawn down, 2,000 million euros for one year and the remaining 2,000 million euros for two years.

On February 17, 2009, Moody’s affirmed Telefónica, S.A.’s long-term Baa1 rating, and changed the outlook to positive from stable, reflecting Moody’s expectation that, going forward, Telefónica will sustain an improved financial risk profile, in line with Telefónica Group management’s publicly stated targets.

Guarantees provided for Ipse 2000 S.p.A.:

After the Italian courts rejected Ipse 2000 S.p.A.’s case regarding the UMTS license this company held, on January 7, 2009, Telefónica paid 241.3 million euros corresponding to the annual payments of 2006, 2007 and 2008. At the date of approval of these financial statements, the Telefónica Group still owes 151.7 million euros in this respect (see Note 21.b).

(25)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These consolidated financial statements were originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.

These financial statements are presented on the basis of International Reporting Standards as issued by the International Accounting Standard Board (IASB), which for the purposes of the Telefónica Group do not differ from IFRS as adopted by the European Union. Consequently, certain accounting practices applied by the Group not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE

The following changes took place in the consolidation scope in 2008:

Telefónica Spain

In June 2008, Spanish company Iberbanda, S.A. raised and then decreased capital to offset losses. In the move, Telefónica de España, S.A.U. subscribed more shares than corresponded to its shareholding, thereby raising its stake in the company from 51% to 58.94%. This company is still fully consolidated.

Telefónica Latin America

On September 17, 2008, Telefónica launched a tender offer through its Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that Telefónica did not control directly or indirectly. This amounted to 55.1% of CTC’s share capital. This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares). The offer was structured as a purchase of shares in cash, initially at a price of 1,000 Chilean pesos for class A shares and 900 Chilean pesos for class B shares. On October 11, 2008 the offer price was increased to 1,100 Chilean pesos for class A shares and 990 Chilean pesos for class B shares.

Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC were tendered, representing 94.11% of the shares to which the offer related and a total investment of approximately 640 million euros.

After settlement of the transaction, Telefónica’s indirect ownership in CTC’s share capital increased from 44.9% to 96.75%. This Chilean company is still included in the Telefónica Group’s consolidated scope using the full consolidation method.

Subsequently, pursuant to the requirements of Chilean law, on December 1, 2008 Telefónica, through subsidiary Inversiones Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that it did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid. This offer expired on January 9, 2009 (see Note 24 for details of this transaction as a subsequent event).

In August, Telefónica del Perú, S.A.A. acquired 71.29% of Peruvian company Star Global Com, S.A.C. for 8 million US dollars. This company has been included in the Telefónica Group’s consolidated scope using the full consolidation method.

On April 3, 2008, in accordance with the terms of a sale and purchase agreement entered into on August 2, 2007, after the pertinent administration authorizations were obtained, Vivo Participaçoes, S.A. (“VIVO”) completed the acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of Telemig Celular Participaçoes, S.A., the controlling shareholder of Telemig Celular, S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million reais (approximately 429 million euros). VIVO also acquired the right held by the seller to subscribe in the future for paid up shares in Telemig Celular Participaçoes S.A. for a price of approximately 70 million Brazilian reais (26 million euros).

Moreover, on April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A., launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock in Telemig Celular Participaçoes, S.A. and in its subsidiary Telemig Celular, S.A. at a price of 63.90 and 654.72 Brazilian reais, respectively. Once the offer concluded, on May 15, 2008, having reached a level of acceptance of close to 100%, TCO IP, S.A. acquired 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively. Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15 for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies.

On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo Participaçoes, S.A. (Vivo) in their respective extraordinary meetings to reorganize the Vivo Group, whereby TCO IP, S.A. was spun off. Its assets were subsequently integrated under Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., making VIVO a shareholder in both Brazilian companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% and 58.9%, respectively. Both companies are included in the Telefónica Group’s consolidation scope using proportionate consolidation.

Multi Holding Corporation, S.A., which was 100%-owned by Telefónica, S.A., was wound down. Accordingly, the company, which was fully consolidated in the Telefónica Group’s financial statements, was removed from the consolidation scope.

On June 16, 2006, Telefónica de Argentina, S.A signed a contract to acquire the shares of Telefónica Data Argentina, S.A. (787,697 shares, representing 97.89% of its share capital) held by Telefónica Data Corp, S.A.U., a wholly owned subsidiary of Telefónica.

After extending the deadline for the sale, on January 28, 2008 Telefónica Data Corp, S.A.U. assumed the obligation to acquire all the shares of Telefónica Data Argentina, S.A. it did not already own (14,948 shares at a price of 224.30 Argentine pesos, representing 1.8578% of share capital). This acquisition was carried out on November 17, 2008.

As a result, Telefónica DataCorp, S.A.U. became owner of 802,645 shares, representing 100% of Telefónica Data Argentina, S.A. It subsequently transferred these shares to Telefónica de Argentina, S.A. in various stages, which ended on December 11, 2008.

Other companies

In November 2008, Telefónica del Perú, S.A.A. sold a total of 4,496,984 shares representing approximately 30% of the share capital of Teleatento del Perú, S.A.C. to Dutch company Atento, N.V. (1,124,246 shares), Chilean company Atento Chile (2,323,442 shares) and to shareholders of Teleatento del Perú, S.A.C. itself (1,049,296 shares), for approximately 103 million new soles. Following this transaction, the Telefónica Group holds 100% of the Peruvian company’s share capital. This company is still fully consolidated.

In October 2008, Atento Holding Inversiones y Teleservicios, S.A. (Atento HIT) set up Dutch company Atento EMEA, B.V., with start-up capital of approximately 21 thousand euros. This capital was provided via the spin-off of the 100%-owned subsidiary Atento HIT, Atento N.V. The companies it owned in Europe and Morocco now belong to the new company Atento EMEA, while those located in Latin America and Italy are still controlled by Atento, N.V. Both the newly created Atento EMEA, B.V. and the existing Atento, N.V. are fully consolidated in the Telefónica Group. In addition, on March 4, 2008, Atento HIT acquired 100% of the shares of Telemarketing Prague, a.s.

In January, Turmed, S.L. and the Telefónica Group, through its wholly owned Terra Networks Asociadas, S.L. subsidiary, sold their 100% stakes in Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., respectively, to the Spanish company Red Universal de Marketing y Bookings On Line, S.A. (RUMBO). The Telefónica Group consolidated this company using the equity method until February and then proportionately from March. Subsequently, on October 28, 2008, RUMBO, Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A. were merged, with RUMBO absorbing Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., which were extinguished.

Terra Lycos Holding, B.V. and Telefónica U.S.A. Advisors Inc. were liquidated.

In March 2008, Telco S.p.A., in which Telefónica holds a stake of 42.3%, acquired 121.5 million shares at a price of 1.23 euros per share in the Italian company Telecom Italia (equivalent to 0.9% of its share capital), bringing its total direct interest to 24.5% of the voting rights and 16.9% of the dividend rights. The transaction implied a payment of 149.8 million euros.

As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco, S.p.A. is included in the Telefónica Group's consolidated financial statements by the equity method.

After a capital hike by Colombian company Telefónica Móviles Colombia, S.A., which Telefónica, S.A. fully subscribed, Telefónica, S.A.’s stake in the company increased to 49.42%, while the shareholding of Colombian company Olympic, Ltd., a 99.99% subsidiary of the Telefónica Group, decreased to 50.58%. The Telefónica Group still consolidates the Colombian operator using the full consolidation method.

In December, Portuguese company Portugal Telecom, S.G.P.S., S.A. (PT) bought back and cancelled 46,082,677 shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese stock market code, Telefónica sold 4,264,394 shares of PT, thereby lowering its stake to 10%. This company is still included in the consolidation scope using the equity method.

In December, Telefactoring Colombia, S.A. was incorporated, with start-up capital amounting to 4 billion Colombian pesos, fully subscribed and paid in. Telefónica subscribed and paid 1,620 million Colombian pesos, equivalent to a 40.5% stake. This company has yet to commence operations and was not included in the consolidation scope at the end of 2008.

Changes to the 2007 consolidation scope are described in the following sections.

Telefónica O2 Europe

Telefónica O2 Europe Plc, a wholly owned subsidiary of Telefónica, S.A., and its 100%-owned subsidiary O2 Holdings, Ltd, sold 100% of the share capital of UK company Aiwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date), obtaining a gain of 1,296 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On December 20, 2007, the O2 Group transferred legal ownership to the entire business in Germany to Tele fónica, S.A. through a dividend in kind for 8,500 million euros.

Telefonica Latin America

In April, the 54% stake held by US company Katalyx, Inc. in Brazilian company Mercador, S.A. was sold. The company, which had been consolidation in the Telefónica Group’s financial statements using the equity method, was removed from the consolidation scope.

In June, US company Telefónica USA, Inc., a wholly owned subsidiary of the Spanish company Telefónica DataCorp, S.A., acquired 100% of the assets and shares of US company Katalyx Inc. The company is still fully consolidated in the Telefónica Group.

In 2007, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. acquired 100% of Brazilian company NavyTree Participaçoes, S.A. for 361 million euros. This company was included in the consolidation scope using the full consolidation method.

Other companies

In February 2007, 100% of the shares of Endemol France were sold to Endemol, N.V., a company in which the Telefónica Group had a 75% stake.

In May, 2007 Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a newly created consortium owned equally by Mediacinco Cartera, S.L., a newly created company owned by Italian company Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for 2,629 million euros, obtaining capital gains of 1,368 million euros. This sale was carried out on July 3, 2007. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

During the year, Spanish companies Communicapital Gestión, S.A. and Terra Lycos Intangibles, S.A. were liquidated. Both companies, which had been fully consolidated, were therefore eliminated from the scope of consolidation.

In the first quarter of 2007, the Telefónica Group disposed of shares in Italian company Ipse 2000 S.p.A., lowering its (direct and indirect) shareholding to 39.9158%. The Telefónica Group still carried this company using the equity method of consolidation.

In June 2007, Telefónica, S.A. sold all the shares it held in the Spanish company Sistemas Técnicos de Loterías del Estado, S.A., which represented 31.75% of its share capital. This company, which had been accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.

In June, Spanish company Atento Teleservicios España, S.A. incorporated US company Contact US Teleservices Inc., contributing 100% of the start-up capital for 0.1 million US dollars. The company was included in the Telefónica Group’s consolidated scope using the full consolidation method. Subsequently, in August 2007, US Teleservices Inc. held a 0.55 million US dollar rights issue, fully subscribed by Atento Teleservicios España, S.A.

In August 2007, the Telefónica Group disposed of its 100% holding in Spanish company Azeler Automoción, S.A. for 0.34 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co-Investment Agreement” and “Shareholders Agreement” with a view to establishing the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia S.p.A. through an Italian company, currently called Telco S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 following the inclusion of the Assicurazioni Generali Group companies indicated and the “Shareholders Agreement” was further amended on November 19, 2007.

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

On December 10, 2007, an agreement was reached to takeover and merge Olimpia S.p.A. into Telco S.p.A., making Telco S.p.A’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.

The “Shareholders Agreement” signed on April 28, 2007, contained a general clause whereby both Telefónica, at the shareholders meetings of Telco, S.p.A. and Telecom Italia, S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing with issues regarding the provision of telecommunications services by companies controlled by Telecom Italia S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.

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

Pursuant to clause 8.5(a) of the “Shareholders Agreement,” on November 6, 2007 Telco, S.p.A. and Telefónica entered into a Call Option Agreement giving Telefónica the option to buy shares of Telecom Italia, S.p.A. in the event Telco, S.p.A adopted a resolution to sell or pledge shares of Telecom Italia, S.p.A (or rights related to its shares, such as voting rights) by simple majority and Telefónica were the "dissenting party," under the terms of the “Shareholders Agreement.”

In December 2007, Telefónica, S.A. sold 18,558,181 shares of Portuguese company Portugal Telecom, S.G.P.S., S.A. This sale lowered the Telefónica Group’s shareholding in this company to 8.32%, or 9.155% including Portugal Telecom’s treasury shares at the end of 2007. The company was still accounted for in the Telefónica Group consolidated financial statements using the equity method.

In December 2007, Telefónica, S.A. incorporated, as its sole shareholder, the Spanish company Atento Holding, Inversiones y Teleservicios, S.A., with start-up capital of 24 million euros and a share premium of 138 million euros. The shares were fully subscribed and paid via the non-monetary contribution of all of the shares in Dutch company Atento, N.V., of which Telefónica, S.A. was the sole shareholder. The company was fully consolidated in the Telefónica Group.

Changes to the consolidation scope in 2006 are:

Telefónica Spain

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

Telefónica Latin America

In April, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia de Telecomunicaciones, S.A. ESP in a public offer. In December 2006, Colombia Telecom, S.A. absorbed Telefónica Data Colombia, S.A., also from Colombian, which was accordingly removed from the consolidation scope. As a result of the takeover and merger, the Telefónica Group increased its stake in Colombia Telecom to 52.03%. The company was included in the Telefónica Group’s consolidated scope using the full consolidation method.

In May, Telefónica del Perú, S.A.A. absorbed its subsidiary Telefónica Empresas Perú, S.A.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On July 29, 2006, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. (Telesp) absorbed subsidiary Telefónica Data Brasil Holding. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

As a result of the cancellation of treasury shares by Telesp in 2006, the acquisition of the minority interests in Telefónica Data Brasil and its subsequent merger into Telesp, the Telefónica Group’s interest in the share capital of Telesp rose to 88.01%. The Telefónica Group still consolidates the company using the full consolidation method.

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

Telefónica Europe

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

On July 1, 2006 Eurotel Praha, spol, s.r.o. (Eurotel) was taken over and merged by its parent company Cesky Telecom., a.s., giving rise to the new integrated operator named Telefónica O2 Czech Republic, a.s. Following this transaction, Eurotel, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

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

Other companies

In March 2006, Prisa launched a partial takeover bid for 20% of Sogecable, S.A. The Telefónica Group sold shares to Prisa representing a 6.57% interest in Sogecable, S.A., thereby reducing its stake from 23.83% to 17.26%. Subsequently, also in March, Sogecable held a rights offering in which the Telefónica Group did not participate, thereby diluting its holding in the company to 16.84%. In April 2006, Sogecable undertook an additional capital increase in order to service its share option plans for company directors, executives and management. Redeemable Class B and Series B2005 shares were converted into ordinary Class A shares, further diluting the Telefónica Group’s stake to 16.80%. In December, Sogecable converted 405,000 redeemable Class B and Series B2006 shares into ordinary Class A shares, reducing the Telefónica Group’s interest in the company at December 31, 2006 to 16.75%. As a result of this dilution, at December 31, 2006, the investment in Sogecable was recognized under “Other investments.” This company, which had been accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.In July 2006, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of its share capital.

The gain from the sale and the results of the TPI Group through June 30, 2006 were recognized under “Profit (loss) from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, for comparability, the Telefónica Group’s 2005 financial statements were modified to classify the results of the TPI Group under the same heading.

In May 2006, the Telefónica de Contenidos Group sold all the shares it held in Argentine company Patagonik Film Group, S.A. This company had been accounted for under the equity method and was removed from the consolidation scope.

APPENDIX II: DEBENTURES AND BONDS

The list and main features of outstanding debentures and bonds at December 31, 2008 are as follows (in millions of euros):

Telefónica and special purpose				Maturity
vehicles	Currency	% Interest rate	Final rate	2009	2010	2011	2012	2013	Subsequent years	Total
Debentures and bonds
ABN 15Y BOND	EUR	1,0225 x GBSW10Y	5.260%	-	-	-	-	-	50	50
CAIXA 07/21/2029 ZERO COUPON	EUR	6.370%	6.370%	-	-	-	-	-	54	54
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.579%	12.579%	-	14	-	-	-	-	14
TELEFÓNICA FEBRUARY 90C-12.60%	EUR	12.600%	12.600%	-	4	-	-	-	-	4
TELEFÓNICA JUNE 99-EURIBOR+63BP	EUR	1xEURIBOR1Y+0.63000%	6.038%	300	-	-	-	-	-	300
TELEFÓNICA MARCH 99-4.50%	EUR	4.500%	4.500%	500	-	-	-	-	-	500
Telefónica, S.A.				800	18	-	-	-	104	922
T. EUROPE BV SEP_00 GLOBAL C	USD	7.750%	7.750%	-	1,796	-	-	-	-	1,796
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	8.250%	-	-	-	-	-	898	898
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	-	-	-	-	1,500	-	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	2.110%	-	-	-	119	-	-	119
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.411%	-	-	-	119	-	-	119
Telefónica Europe, B.V.				-	1,796	-	238	1,500	1,398	4.932
EMTN O2 EUR (I)	EUR	4.375%	4.375%	-	-	-	-	-	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	3.750%	-	-	2,250	-	-	-	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	-	-	-	-	-	787	787
EMTN O2 GBP (II)	GBP	5.375%	5.375%	-	-	-	-	-	525	525
TELEF. EMISIONES JUN 06 TRANCHE A	USD	1 x USDL3M + 0.30000%	1.825%	719	-	-	-	-	-	719
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	-	-	719	-	-	-	719
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	-	-	-	-	-	898	898
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	-	-	-	-	-	1,437	1,437
TELEF. EMISIONES JULY 06	EUR	1 x EURIBOR3M + 0.35000%	5.271%	-	1,250	-	-	-	-	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	-	-	-	500	-	-	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	-	-	-	-	-	525	525
TELEF. EMISIONES JANUARY 06 TRANCHE A	EUR	1 x EURIBOR6M + 0.83000%	3.891%	-	-	-	-	-	55	55
TELEF. EMISIONES JANUARY 06 TRANCHE B	EUR	1 x EURIBOR3M + 0.70000%	5.527%	-	-	-	-	-	24	24
TELEF. EMISIONES FEBRURARY 07	EUR	4.674%	4.674%	-	-	-	-	-	1,500	1,500
TELEF. EMISIONES MARCH 07	EUR	1 x EURIBOR3M + 0.13000%	3.121%	350	-	-	-	-	-	350
TELEF. EMISIONES JUNE A 07	CZK	1 x CZKPRIB_3M + 0.16000%	4.070%	-	89	-	-	-	-	89
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	-	-	-	111	-	-	111
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	-	-	-	-	-	97	97
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	-	-	-	-	539	-	539
TELEF. EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	3.356%	-	-	-	-	611	-	611
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	-	-	-	-	-	503	503
TELEF. EMISIONES JUNE 08	EUR	5.580%	5.580%	-	-	-	-	1,250	-	1,250
Telefónica Emisiones, S.A.U.				1,069	1,339	2,969	611	2,400	8,101	16,489
Total Telefónica, S.A. and special purpose vehicles				1,869	3,153	2,969	849	3,900	9,603	22,343

Foreign operators			Maturity
Debentures and bonds	Currency	% Interest rate	2009	2010	2011	2012	2013	Subsequent Years	Total
Marketable debentures	USD	9.125	-	141	-	-	-	-	141
Marketable debentures	USD	8.85	-	-	97	-	-	-	97
Marketable debentures	USD	8.85	-	-	0	-	-	-	0
TASA			-	141	97	-	-	-	238
Series F	UF	6	2	2	2	2	2	4	13
Series L	UF	3.75	-	-	-	73	-	-	73
CTC Chile			2	2	2	75	2	4	86
Peso bonds, Series A	MXN	91-day CETES + 0.61	-	425	-	-	-	-	425
Peso bonds, Series B	MXN	9.25	-	-	-	186	-	-	186
Telefónica Finanzas México			-	425	-	186	-	-	611
O2 sterling issue	GBP	7.625	-	-	-	394	-	-	394
Telefonica Europe O2			-	-	-	394	-	-	394
8th issue T. Peru bonds	USD	3.8125	12	-	-	-	-	-	12
T. Peru 1st Program (2nd)	PEN	VAC + 7	10	-	-	-	-	-	10
T. Peru 3rd Program (1st)	PEN	VAC + 5	-	11	-	-	-	-	11
T. Peru 4th Program (10th-Series A)	PEN	7.875	-	-	-	7	-	-	7
T. Peru 4th Program (10th-Series B)	PEN	6.4375	-	-	-	12	-	-	12
T. Peru 4th Program (12th-Series A)	PEN	VAC + 3.6875	-	-	-	-	-	14	14
T. Peru 4th Program (14th-Series A)	PEN	6.375	-	11	-	-	-	-	11
T. Peru 4th Program (14th-Series B)	PEN	5.9375	-	-	8	-	-	-	8
T. Peru 4th Program (14th-Series C)	PEN	5.75	-	-	10	-	-	-	10
T. Peru 4th Program (16th-Series A)	PEN	6	-	-	-	23	-	-	23
T. Peru 4th Program (16th-Series B)	PEN	6.25	-	-	-	-	7	-	7
T. Peru 4th Program (19th-Series A)	PEN	VAC + 3.625	-	-	-	-	-	14	14
T. Peru 4th Program (19th-Series B)	PEN	VAC + 2.875	-	-	-	-	-	11	11
T. Peru 4th Program (19th-Series C)	PEN	VAC + 3.1875	-	-	-	-	-	5	5
T. Peru 4th Program (36th-Series A)	PEN	VAC + 3.6875	-	-	-	-	-	34	34
T. Peru 4th Program (36th-Series B)	PEN	VAC + 3.375	-	-	-	-	-	11	11
T. Peru 4th Program (37th-Series A)	PEN	VAC + 3.125	-	-	-	-	-	11	11
T. Peru 4th Program (13th-Series A)	PEN	5.2625	18	-	-	-	-	-	18
T. Peru 4th Program (4th-Series A)	PEN	6.625	-	-	-	18	-	-	18
T. Peru 4th Program (7th)	PEN	6.1875	12	-	-	-	-	-	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	4	-	-	-	-	-	4
T. Peru 4th Program (7th-Series C)	PEN	5.5625	-	4	-	-	-	-	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	-	7	-	-	-	-	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	-	12	-	-	-	-	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	-	-	13	-	-	-	13
T. Peru 4th Program (9th-Series B)	PEN	6.375	-	-	20	-	-	-	20
T. Peru Senior Notes	PEN	8	-	-	-	-	29	144	173
Telefónica del Perú			56	45	51	60	36	244	492
T.M. Peru 1st Program (1stSeries A)	PEN	6.25	11	-	-	-	-	-	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	-	-	11	-	-	-	11
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	-	-	6	-	-	-	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	-	-	10	-	-	-	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	-	-	-	-	8	-	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	-	-	-	-	5	-	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	-	11	-	-	-	-	11
Telefónica Móviles Perú			11	11	27	-	13	-	62
Nonconvertible bonds	BRL	104.2% CDI	-		-	-	-	123	123
Nonconvertible bonds	BRL	103% CDI		-	-	-	-	31	31
Convertible bonds (Telemig) I	BRL	CPI-A + 0.5%	-	-	-	-	-	1	1
Convertible bonds (Telemig) II	BRL	CPI-A + 0.5%	-	-	-	-	-	3	3
Convertible bonds (Telemig) III	BRL	CPI-A + 0.5%	-	-	-	-	-	5	5
Vivo			-	-	-	-	-	163	163
Nonconvertible bonds	BRL	1 x CDI + 0.35000%	-	461	-	-	-	-	461
Telesp			-	461	-	-	-	-	461
Total issues other operators			69	1,085	177	715	50	410	2,505
Total Group issues			1,938	4,239	3,146	1,563	3,950	10,013	24,849

The list and main features of outstanding debentures and bonds at December 31, 2007 are as follows (in millions of euros):

Telefónica and special purpose				Maturity
vehicles	Currency	% Interest rate	Final rate	2008	2009	2010	2011	2012	Subsequent years	Total
Debentures and bonds:
ABN 15Y BOND	EUR	1,0225xGBSW10Y	5.2955%	-	-	-	-	-	50	50
CAIXA 07/21/2029 ZERO COUPON	EUR	6.37%	6.37%	-	-	-	-	-	50	50
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.58%	12.58%	-	-	12	-	-	-	12
TELEFÓNICA FEBRUARY 90 C-12.60%	EUR	12.60%	12.60%	-	-	3	-	-	-	3
TELEFÓNICA JUNE 99-EURIBOR+63BP	EUR	1xEURIBOR1Y +0.63000%	5.1550%	-	300	-	-	-	-	300
TELEFÓNICA MARCH 99-4.50%	EUR	4.50%	4.5000%	-	500	-	-	-	-	500
Debentures subtotal:				-	800	15	-	-	100	915
TELEFÓNICA MARCH 98-4.8414%	EUR	4.84%	4.84%	422	-	-	-	-	-	422
Debentures subtotal:				422	-	-	-	-	-	422
Telefónica, S.A.				422	800	15	-	-	100	1,337
T. EUROPE BV SEP_00 GLOBAL C	USD	7.75%	7.75%	-	-	1,698	-	-	-	1,698
T. EUROPE BV SEP_00 GLOBAL D	USD	8.25%	8.25%	-	-	-	-	-	849	849
TEBV FEB_08 EMTN FIXED TRANCHE A	EUR	5.13%	5.13%	-	-	-	-	-	1,500	1,500
TEBV FEB_08 EMTN FIXED TRANCHE B	EUR	5.88%	5.88%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.11%	2.11%	-	-	-	-	91	-	91
T.EUROPE BV JULY B 2007	JPY	1xJPYL6M+0.40000%	1.27%	-	-	-	-	91	-	91
Telefónica Europe, B.V.				-	-	1,698	-	182	2,849	4,729
EMTN O2 EUR (I)	EUR	4.38%	4.38%	-	-	-	-	-	1,750	1,750
EMTN O2 EURO (II)	EUR	3.75%	3.75%	-	-	-	2,250	-	-	2,250
EMTN O2 GBP (I)	GBP	5.38%	5.38%	-	-	-	-	-	1,023	1,023
EMTN O2 GBP (II)	GBP	5.38%	5.38%	-	-	-	-	-	682	682
TELEF. EMISIONES JUN 06 TRANCHE A	USD	1xUSDL3M+0.30000%	5.2263%	-	679	-	-	-	-	679
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.98%	5.98%	-	-	-	679	-	-	679
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.42%	6.42%	-	-	-	-	-	849	849
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.05%	7.05%	-	-	-	-	-	1,359	1,359
TELEF. EMISIONES JULY 06	EUR	1xEURIBOR3M+0.35000%	4.9800%	-	-	1,250	-	-	-	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.39%	4.39%	-	-	-	-	500	-	500
TELEF. EMISIONES OCTOBER 06	EUR	1xEURIBOR3M+0.20000%	4.81%	300	-	-	-	-	-	300
TELEF. EMISIONES DECEMBER 06	GBP	5.89%	5.89%	-	-	-	-	-	682	682
TELEF. EMISIONES JANUARY 06 TRANCHE A	EUR	1xEURIBOR6M+0.83000%	5.60%	-	-	-	-	-	55	55
TELEF. EMISIONES JANUARY 06 TRANCHE B	EUR	1xEURIBOR3M+0.70000%	5.31%	-	-	-	-	-	24	24
TELEF. EMISIONES FEBRURARY 07	EUR	4.67%	4.67%	-	-	-	-	-	1,500	1,500
TELEF. EMISIONES MARCH 07	EUR	1xEURIBOR3M+0.13000%	4.90%	-	350	-	-	-	-	350
TELEF. EMISIONES JUNE A 07	CZK	1xCZKPRIB_3M+0.1600%	4.24%	-	-	90	-	-	-	90
TELEF. EMISIONES JUNE B 07	CZK	4.35%	4.35%	-	-	-	-	113	-	113
TELEF. EMISIONES JUNE C 07	CZK	4.62%	4.62%	-	-	-	-	-	98	98
TELEF. EMISIONES JULY A 07	USD	5.86%	5.86%	-	-	-	-	-	509	509
TELEF. EMISIONES JULY B 07	USD	1xUSDL3M+0.33000%	5.21%	-	-	-	-	-	577	577
TELEF. EMISIONES JULY C 07	USD	6.22%	6.22%	-	-	-	-	-	476	476
Telefónica Emisiones, S.A.U.				300	1,029	1,340	2,929	613	9,584	15,795
Total Telefónica, S.A. and special purpose vehicles				722	1,829	3,038	2,929	795	12,433	20,946

Foreign operators			Maturity
Debentures and bonds	Currency	% Interest rate	2008	2009	2010	2011	2012	Subsequent years	Total
Marketable debentures	USD	9.125	-	-	144	-	-	-	144
Marketable debentures	USD	8.85	-	-	-	91	-	-	91
Marketable debentures	USD	8.85	-	-	-	-	-	-	-
Marketable debentures	USD	9.125	85	-	-	-	-	-	85
TASA			85	-	144	91	-	-	320
Series F	UF	6	2	2	2	2	2	7	17
Series L	UF	3.75	-	-	-	-	80	-	80
CTC CHILE			2	2	2	2	82	7	97
Peso bonds, Series A	MXN	91-day CETES + 0.61	-	-	500	-	-	-	500
Peso bonds, Series B	MXN	9.25	-	-	-	-	219	-	219
Telefónica Finanzas México			-	-	500	-	219	-	719
O2 sterling issue	GBP	7.625	-	-	-	-	511	-	511
O2			-	-	-	-	511	-	511
2.5% 2008 bond	CZK	3.5	225	-	-	-	-	-	225
Telefónica O2 Czech Republic			225	-	-	-	-	-	225
8th issue T. Peru bonds	USD	3.8125	-	11	-	-	-	-	11
7th issue T. Peru bonds	PEN	7.9375	14	-	-	-	-	-	14
T. Peru 1st Program (2nd)	PEN	VAC + 7	-	10	-	-	-	-	10
T. Peru 3rd Program (1st)	PEN	VAC + 5	-	-	11	-	-	-	11
T. Peru 4th Program (10th Series A)	PEN	7.875	-	-	-	-	7	-	7
T. Peru 4th Program (10th-Series B)	PEN	6.4375	-	-	-	-	12	-	12
T. Peru 4th Program (12th-Series A)	PEN	VAC + 3.6875	-	-	-	-	-	16	16
T. Peru 4th Program (14th-Series A)	PEN	6.375	-	-	11	-	-	-	11
T. Peru 4th Program (16th-Series A)	PEN	6	-	-	-	-	23	-	23
T. Peru 4th Program (19th-Series A)	PEN	VAC + 3.625	-	-	-	-	-	16	16
T. Peru 4th Program (36th-Series A)	PEN	VAC + 3.6875	-	-	-	-	-	34	34
T. Peru 4th Program (1st)	PEN	5.5625	6	-	-	-	-	-	6
T. Peru 4th Program (13th-Series A)	PEN	5.5625	-	17	-	-	-	-	17
T. Peru 4th Program (4th-Series A)	PEN	6.625	-	-	-	-	18	-	18
T. Peru 4th Program (7th)	PEN	6.1875	-	12	-	-	-	-	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	-	4	-	-	-	-	4
T. Peru 4th Program (7th-Series C)	PEN	5.5625	-	-	4	-	-	-	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	-	-	7	-	-	-	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	-	-	12	-	-	-	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	-	-	-	13	-	-	13
T. Peru 4th Program (9th-Series B)	PEN	6.375	-	-	-	20	-	-	20
T. Peru Senior Notes	PEN	8	-	-	-	-	-	171	171
Telefónica del Perú			20	54	45	33	60	237	449
T.M. Peru 1st Program (1stSeries A)	PEN	6.25	-	11	-	-	-	-	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	-	-	-	11	-	-	11
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	-	-	-	6	-	-	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	-	-	-	10	-	-	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	-	-	-	-	-	8	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	-	-	-	-	-	5	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	-	-	11	-	-	-	11
Telefónica Móviles Perú			-	11	11	27	-	13	62
Nonconvertible bonds	BRL	1.042 x CDI	-	-	153	-	-	-	153
Nonconvertible bonds	BRL	1.033 x CDI	-	38	-	-	-	-	38
Nonconvertible bonds	BRL	1.03 x CDI	96	-	-	-	-	-	96
Brasilcel Group			96	38	153	-	-	-	287
Nonconvertible bonds	BRL	1 x CDI + 0.35000%	-	-	575	-	-	-	575
Telesp			-	-	575	-	-	-	575
Total issues			428	105	1,430	153	872	257	3,245
Total Group issues			1,149	1,935	4,485	3,083	1,667	12,787	25,106

The main debentures and bonds issued by the Group in 2008 are as follows:

•	Issue by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A., under its EMTN program registered with the London Stock Exchange and renewed on July 3, 2008:

		Nominal value
Item	Date	(millions)	(millions of euros)	Currency of issuance	Maturity	Interest rate
EMTN bonds	06/12/08	1,250	1,250	EUR	06/12/2013	5.58%

•	Issues by Telefónica del Perú, S.A.A. in the Peruvian market:

		Nominal value
Item	Date	(millions)	(millions of euros)	Currency of issuance	Maturity	Interest rate
Bonds	03/04/2008	34	8	PEN	03/04/2011	5.9375%
Bonds	03/18/2008	50	11	PEN	03/18/2018	VAC (*) + 3.375%
Bonds	04/02/2008	45	10	PEN	04/02/2011	5.75%
Bonds	04/14/2008	30	7	PEN	04/14/2013	6.25%
Bonds	04/22/2008	49	11	PEN	04/22/2028	VAC (*) + 2.8750%
Bonds	05/22/2008	48	11	PEN	05/22/2028	VAC (*) + 3.1250%
Bonds	07/21/2008	20	5	PEN	07/21/2028	VAC (*) + 3.1875%
(*) VAC

(1) Exchange rate at December 31, 2008

The main debentures and bonds issued by the Group in 2007 were as follows:

•	Issue by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A., under its EMTN program registered with the London Stock Exchange and renewed on July 3, 2008:

		Nominal value
Item	Date	(millions)	(millions of euros) (1)	Currency of issuance	Maturity	Interest rate
EMTN bonds	01/31/2007	55	55	EUR	12/31/2021	6-month Euribor + +0.83%
		24	24	EUR	12/31/2018	3-month Euribor + +0.7%
EMTN bonds	02/07/2007	1,500	1,500	EUR	02/07/2014	4.67%
EMTN bonds	03/30/2007	350	350	EUR	03/30/2009	3-month Euribor + 0.13%
EMTN bonds	06/19/2007	2,400	98	CZK	06/19/2010	CZK 3-month Pribor + 0.16%
		3,000	112	CZK	06/19/2012	4.35%
		2,600	90	CZK	06/16/2014	4.62%
(1) Exchange rate at December 31, 2007.

•	Bonds issued by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A., under the shelf program filed with the Securities Exchange Commission (SEC) in the US on April 12, 2006:

		Nominal value
Item	Date	(millions)	(millions of euros) (1)	Currency of issuance	Maturity	Interest rate
Global bond	07/02/2007	750	509	USD	02/04/2013	5.86%
		850	577	USD	02/04/2013	3M Libor + 0.33%
		700	476	USD	07/03/2017	6.22%
(1) Exchange rate at December 31, 2007.

•	Bonds issued by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A. under its bond issue program registered with the Tokyo Stock Exchange (TSE) on July 11, 2007:

		Nominal value
Item	Date	(millions)	(millions of euros)(1)	Currency of issuance	Maturity	Interest rate
Bonds	07/19/2007	15,000	91	JPY	07/19/2012	2.11%
		15,000	91	JPY	07/19/2012	6M Libor + 0.4%

(1) Exchange rate at December 31, 2007.

•	Issues by Telefónica del Perú, S.A.A. in the Peruvian market:

Nominal value
Item	Date	(millions)	(millions of euros)(1)	Currency of issuance	Maturity	Interest rate
Bonds	01/11/2007	77	17	PEN	01/11/2009	5.56%
Bonds	03/12/2007	101	23	PEN	03/12/2012	6.00%
Bonds	04/13/2007	19	4	PEN	04/13/2010	5.56%
Bonds	07/13/2007	60	14	PEN	07/13/2027	VAC +3.625%
Bonds	10/12/2007	80	18	PEN	10/12/2012	6.63%
Bonds	10/23/2007	150	34	PEN	10/23/2017	VAC +3.6875%
Bonds	11/20/2007	50	11	PEN	11/20/2010	6.38%
Bonds	11/30/2007	60	14	PEN	11/30/2019	VAC +3.6875%
(1) Exchange rate at December 31, 2007.

APPENDIX III: FINANCIAL INSTRUMENTS

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2008 is as follows:

								FAIR VALUE
Millions of Euros	2009	2010	2011	2012	2013	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL

EURO	619	3,198	8,482	3,223	4,066	7,893	27,481	24,421	2,626	27,047
Floating rate	(9,170)	(1,210)	6,475	(158)	4,112	799	848	7,639	(7,574)	65
Spread - Ref Euribor	-0.05%	-0.35%	0.18%	0.46%	0.04%	0.25%	0.62%
Fixed rate	9,439	4,408	1,607	31	(46)	5,844	21,283	11,349	10,244	21,593
Interest rate	4.40%	4.76%	2.66%	-22.88%	-51.84%	4.20%	4.37%
Rate cap	350	-	400	3,350	-	1,250	5,350	5,433	(44)	5,389
OTHER EUROPEAN CURRENCIES	846	700	779	1,770	160	2,359	6,614	3,557	2,964	6,521
Instruments in CZK	2,025	700	123	111	-	97	3,056	303	2,753	3,056
Floating rate	-	278	-	-	-	-	278	88	191	279
Spread	-	0.07%	-	-	-	-	0.07%
Fixed rate	2,025	422	123	111	-	97	2,778	215	2,562	2,777
Interest rate	4.04%	3.35%	3.41%	4.35%	-	4.62%	3.94%
Rate cap	-	-	-	-	-	-	-
Instruments in GBP	(1,179)	-	656	1,659	160	2,262	3,558	3,254	211	3,465
Floating rate	-	-	63	740	155	(525)	433	59	569	628
Spread	-	-	4.60%	0.27%	0.27%	-	0.34%
Fixed rate	(1,179)	-	593	394	5	1,737	1,550	1,916	(472)	1,444
Interest rate	3.16%	-	5.12%	7.63%	6.44%	5.27%	7.42%
Rate cap	-	-	-	525	-	1,050	1,575	1,279	114	1,393
AMERICA	(60)	1,844	889	747	1,146	3,764	8,330	12,334	(6,555)	5,779
Instruments in USD	473	205	245	188	782	921	2,814	9,855	(9,502)	353
Floating rate	(529)	206	151	173	142	96	239	2,492	(2,374)	118
Spread	0.85%	0.41%	-1.34%	0.96%	1.89%	-	-0.98%
Fixed rate	669	(11)	84	5	630	795	2,172	6,957	(7,143)	(186)
Interest rate	4.09%	-48.90%	26.66%	-7.92%	3.20%	13.20%	8.28%
Rate cap	333	10	10	10	10	30	403	406	15	421
Instruments in UYU	(2)	2	2	-	-	-	2	1	-	1
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(2)	2	2	-	-	-	2	1	-	1
Interest rate	-3.19%	3.75%	3.75%	-	-	-	13.67%
Rate cap	-	-	-	-	-	-	-
Instruments in ARS	110	141	59	-	-	-	310	(85)	321	236
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-

								FAIR VALUE
Millions of Euros	2009	2010	2011	2012	2013	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Fixed rate	110	141	59	-	-	-	310	(85)	321	236
Interest rate	-54.69%	6.63%	11.49%	-	-	-	-14.12%
Rate cap	-	-	-	-	-	-	-
Instruments in BRL	(209)	726	161	154	154	311	1,297	607	661	1,268
Floating rate	(348)	667	136	130	130	272	987	548	469	1,017
Spread	0.74%	0.49%	3.64%	3.74%	3.75%	-	2.20%
Fixed rate	139	59	25	24	24	39	310	59	192	251
Interest rate	21.00%	4.23%	10.03%	10.03%	10.03%	9.96%	13.83%
Rate cap	-	-	-	-	-	-	-
Instruments in CLP	349	105	170	102	78	-	804	(15)	820	805
Floating rate	212	105	151	102	78	-	648	113	475	588
Spread	-0.20%	0.09%	0.06%	0.13%	-	-	-0.01%
Fixed rate	137	-	19	-	-	-	156	(128)	345	217
Interest rate	8.59%	-	4.70%	-	-	-	8.11%
Rate cap	-	-	-	-	-	-	-
Instruments in UFC	2	2	68	2	2	4	80	173	(95)	78
Floating rate	-	-	-	-	-	-	-	86	(86)	-
Spread	-	-	-	-	-	-	-
Fixed rate	2	2	68	2	2	4	80	87	(9)	78
Interest rate	6.53%	6.56%	4.43%	7.45%	6.00%	6.00%	4.74%
Rate cap	-	-	-	-	-	-	-
Instruments in PEN	161	181	102	82	61	339	926	807	155	962
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	161	181	102	82	61	339	926	807	155	962
Interest rate	5.63%	7.13%	6.67%	6.70%	7.45%	6.23%	6.47%
Rate cap	-	-	-	-	-	-	-
Instruments in COP	579	56	82	33	69	183	1,002	391	587	978
Floating rate	8	43	36	33	30	-	150	148	-	148
Spread	-	-	-	-	-	-	-
Fixed rate	571	13	46	-	39	183	852	243	587	830
Interest rate	12.66%	15.82%	14.10%	-	13.44%	-	10.10%
Rate cap	-	-	-	-	-	-	-
Instruments in UVR	-	-	-	-	-	2,006	2,006	2,006	-	2,006
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	2,006	2,006	2,006	-	2,006
Interest rate	-	-	-	-	-	7.67%	7.67%
Rate cap	-	-	-	-	-	-	-
Instruments in VEB	(1,998)	-	-	-	-	-	(1,998)	(1,999)	-	(1,999)
Floating rate	-	-	-	-	-	-	-	-	-	-

								FAIR VALUE
Millions of Euros	2009	2010	2011	2012	2013	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Spread	-	-	-	-	-	-	-
Fixed rate	(1,998)	-	-	-	-	-	(1,998)	(1,999)	-	(1,999)
Interest rate	10.34%	-	-	-	-	-	10.34%
Rate cap	-	-	-	-	-	-	-
Instruments in MXN	479	426	-	186	-	-	1,091	597	498	1,095
Floating rate	47	266	-	-	-	-	313	412	63	475
Spread	3.30%	0.61%	-	-	-	-	1.01%
Fixed rate	432	160	-	186	-	-	778	185	435	620
Interest rate	12.85%	8.17%	-	9.25%	-	-	11.02%
Rate cap	-	-	-	-	-	-	-
Instruments in GTQ	(4)	-	-	-	-	-	(4)	(4)	-	(4)
Floating rate	(4)	-	-	-	-	-	(4)	(4)	-	(4)
Spread	0.01%	-	-	-	-	-	0.01%
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-
ASIA								575	(597)	(22)
Instruments in JPY	-	-	-	-	-	-	-	575	(597)	(22)
Floating rate	-	-	-	-	-	-	-	152	(158)	(6)
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	423	(439)	(16)
Interest rate	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-
AFRICA	-	-	-	88	-	-	88	-	84	84
Instruments in MAD	-	-	-	88	-	-	88	-	84	84
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	88	-	-	88	-	84	84
Interest rate	-	-	-	4.54%	-	-	8.57%
Rate cap	-	-	-	-	-	-	-
TOTAL	1,405	5,742	10,150	5,828	5,372	14,016	42,513	40,887	(1,478)	39,409
Floating rate	(9,784)	355	7,012	1,020	4,647	642	3,892	11,733	(8,425)	3,308
Fixed rate	10,506	5,377	2,728	923	715	11,044	31,293	22,036	6,862	28,898
Rate cap	683	10	410	3,885	10	2,330	7,328	7,118	85	7,203
Currency options							(202)		(202)
Other	-	-	-	-	-	-	422	-	-	-

	CURRENCY OPTIONS
Figures in euros	MATURITIES
	2009	2010	2011	2012	2013	2013	+
Call USD/Put BRL
Notional amount of options bought	287,418,265	-	-	-	-	-
Strike	2.36	-	-	-	-	-
Notional amount of options sold	290,062,464	-	-	-	-	-
Strike	2.36	-	-	-	-	-
Put USD / Call BRL
Notional amount of options bought	114,284,734	-	-	-	-	-
Strike	1.86	-	-	-	-	-
Notional amount of options sold	143,709,133	-	-	-	-	-
Strike	1.86	-	-	-	-	-

Call USD / Put ARS
Notional amount of options bought	15,825,484	-	-	-	-	-
Strike	3.38	-	-	-	-	-
Call USD / Put EUR
Notional amount of options bought	291,010,994	-	208,378,242	-	148,020,407	1,723,431,774
Strike	1.59	-	1.59	-	1.49	1.40
Notional amount of options sold	268,984,547	-	195,129,693	-	-	831,255,453
Strike	1,51	-	1.49	-	-	1,20

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2009	2010	2011	2012	2013 +

Collars
Notional bought	781,127,398	-	400,000,000	200,000,000	2,689,686,974
Strike Cap	3.897%	-	4.000%	3.80%	4.53%
Strike Floor	2.733%	-	3.300%	2.80%	3.13%
Caps
Notional bought	-	-	-	6,784,908,136	-
Strike	-	-	-	4.28%	-
Notional sold	700,000,000	-	400,000,000	6,784,908,136	2,689,686,974
Strike	4.75%	-	4.55%	5.156%	5.24%
Floors
Notional bought	1,481,127,398	-	400,000,000	567,454,068	2,599,868,766
Strike	0.71%	-	1.00%	1.15%	1.72%
Notional sold	1,050,000,000	367,974,663	-	1,067,454,068	-
Strike	2.73%	4.39%	-	2.75%	-

The breakdown of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2007 is as follows:

Millions of euros								Fair value
	2008	2009	2010	2011	2012	Subsequent years	Total	Underlying debt	Associated derivatives	Total

EURO	3,256	(17)	1,799	8,610	2,569	11,005	27,222	23,370	3,862	27,232
Floating rate	1,227	(999)	(307)	4,412	(1,488)	5,142	7,987	5,901	1,523	7,424
Spread - Ref Euribor	(0.28%)	0.13%	(0.68%)	0.21%	0.34%	0.00%	0.10%
Fixed rate	629	(68)	2,106	2,998	(293)	5,863	11,235	9,339	2,491	11,830
Interest rate	3.79%	(3.93%)	7.14%	3.59%	6.59%	4.56%	4.74%
Rate cap	1,400	1,050	-	1,200	4,350	-	8,000	8,130	(152)	7,978
OTHER EUROPEAN CURRENCIES	(1,877)	2,102	2,106	845	3,487	2,814	9,477	5,971	3,485	9,456
Instruments in CZK	1,669	561	708	-	113	98	3,149	360	2,772	3,132
Floating rate	(45)	-	281	-	-	-	236	46	191	237
Spread	(0.06%)	0.00%	0.07%	0.00%	0.00%	0.00%	0.10%
Fixed rate	1,714	561	427	-	113	98	2,913	314	2,581	2,895
Interest rate	4.13%	3.15%	3.35%	0.00%	4.35%	4.62%	3.85%
Rate cap	-	-	-	-	-	-	-
Instruments in GBP	(3,546)	1,541	1,398	845	3,374	2,716	6,328	5,611	713	6,324
Floating rate	(205)	1,200	1,398	108	2,181	(682)	4,000	469	3,494	3,963
Spread	0.13%	0.02%	(0.01%)	3.35%	0.28%	0.00%	0.19%
Fixed rate	(3,818)	341	-	737	511	2,034	(195)	2,585	(2,781)	(196)
Interest rate	6.19%	5.59%	0.00%	5.12%	7.63%	6.06%	8.78%
Rate cap	477	-	-	-	682	1,364	2,523	2,557	-	2,557
AMERICA	3,906	957	1,697	448	357	1,414	8,779	13,689	(5,569)	8,120
Instruments in USD	(391)	(68)	122	135	40	1,694	1,532	10,726	(9,768)	958
Floating rate	163	(695)	118	(14)	6	672	250	2,367	(2,132)	235
Spread	1.12%	44.69%	(0.00%)	77.37%	(0.25%)	0.00%	(1.03%)
Fixed rate	(563)	(62)	(5)	140	25	984	519	7,578	(7,635)	(57)
Interest rate	10.28%	5.79%	(119.61%)	9.26%	3.85%	10.95%	12.79%
Rate cap	9	689	9	9	9	38	763	781	(1)	780
Instruments in UYU	-	2	2	2	-	-	6	5	-	5
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	-	2	2	2	-	-	6	5	-	5
Interest rate	8.83%	3.75%	3.75%	3.75%	0.00%	0.00%	3.93%
Rate cap	-	-	-	-	-	-	-
Instruments in ARS	468	256	153	-	-	-	877	101	774	875
Floating rate	22	-	-	-	-	-	22	21	-	21
Spread	1.15%	0.00%	0.00%	0.00%	0.00%	0.00%	1.15%
Fixed rate	446	256	153	-	-	-	855	80	774	854
Interest rate	10.20%	9.22%	9.12%	0.00%	0.00%	0.00%	9.71%
Rate cap	-	-	-	-	-	-	-

Millions of euros								Fair value
	2008	2009	2010	2011	2012	Subsequent years	Total	Underlying debt	Associated derivatives	Total

Instruments in BRL	140	208	822	94	92	200	1,556	305	1,134	1,439
Floating rate	(774)	153	794	66	64	151	454	138	375	513
Spread	0.47%	(2.42%)	0.21%	3.59%	3.60%	0.00%	0.98%
Fixed rate	914	55	28	28	28	49	1,102	167	759	926
Interest rate	9.51%	10.65%	10.17%	10.17%	10.17%	10.15%	9.65%
Rate cap	-	-	-	-	-	-	-
Instruments in CLP	53	184	31	181	42	-	491	12	488	500
Floating rate	(17)	132	31	158	42	-	346	139	144	283
Spread	0.27%	0.05%	0.38%	0.07%	0.38%	0.00%	0.12%
Fixed rate	70	52	-	23	-	-	145	(127)	344	217
Interest rate	3.43%	6.63%	0.00%	3.35%	0.00%	0.00%	4.57%
Rate cap	-	-	-	-	-	-	-
Instruments in UFC	117	90	98	99	82	7	493	177	326	503
Floating rate	-	-	95	-	-	-	95	95	-	95
Spread	0.00%	0.00%	0.33%	0.00%	0.00%	0.00%	0.33%
Fixed rate	117	90	3	99	82	7	398	82	326	408
Interest rate	2.55%	3.55%	6.56%	4.28%	3.80%	6.00%	3.55%
Rate cap	-	-	-	-	-	-	-
Instruments in PEN	132	136	81	72	80	338	839	639	215	854
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	132	136	81	72	80	338	839	639	215	854
Interest rate	8.58%	5.95%	6.42%	6.90%	6.68%	6.81%	6.91%
Rate cap	-	-	-	-	-	-	-
Instruments in COP	589	222	36	22	26	29	924	412	472	884
Floating rate	12	17	36	22	26	29	142	104	-	104
Spread	0.00%	0.00%	1.32%	0.00%	0.00%	0.00%	0.34%
Fixed rate	577	205	-	-	-	-	782	308	472	780
Interest rate	11.49%	0.01%	0.00%	0.00%	0.00%	36.00%	7.65%
Rate cap	-	-	-	-	-	-	-
Instruments in UVR	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	-	1,949
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	-	1,949
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	-	-	-	-	-	-	-
Instruments in VEB	(1,341)	-	-	-	-	-	(1,341)	(1,341)	-	(1,341)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	(1,341)	-	-	-	-	-	(1,341)	(1,341)	-	(1,341)
Interest rate	8.16%	0.00%	0.00%	0.00%	0.00%	0.00%	8.16%
Rate cap	-	-	-	-	-	-	-

Millions of euros								Fair value
	2008	2009	2010	2011	2012	Subsequent years	Total	Underlying debt	Associated derivatives	Total

Instruments in MXN	656	73	503	-	219	-	1,451	714	778	1,492
Floating rate	(39)	70	314	-	-	-	345	478	78	556
Spread	0.02%	2.59%	0.61%	0.00%	0.00%	0.00%	1.08%
Fixed rate	695	3	189	-	219	-	1,106	236	700	936
Interest rate	7.81%	8.83%	8.17%	0.00%	9.25%	0.00%	8.16%
Rate cap	-	-	-	-	-	-	-
Instruments in GTQ	2	-	-	-	-	-	2	(10)	12	2
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	2	-	-	-	-	-	2	(10)	12	2
Interest rate	23.70%	0.00%	0.00%	0.00%	0.00%	0.00%	23.70%
Rate cap	-	-	-	-	-	-	-
ASIA	-	-	-	-	-	-	-	622	(661)	(39)
Instruments in JPY	-	-	-	-	-	-	-	622	(661)	(39)
Floating rate	-	-	-	-	-	-	-	151	(152)	(1)
Spread	3.79%	3.79%	3.79%	3.79%	0.00%	0.00%	3.79%
Fixed rate	-	-	-	-	-	-	-	471	(509)	(38)
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	-	-	-	-	-	-	-
AFRICA	-	-	-	-	88	-	88	-	85	85
Instruments in MAD	-	-	-	-	88	-	88	-	85	85
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	-	-	-	-	88	-	88	-	85	85
Interest rate	0.00%	0.00%	0.00%	0.00%	4.54%	0.00%	4.54%
Rate cap	-	-	-	-	-	-	-
TOTAL	5,285	3,042	5,602	9,903	6,501	15,233	45,566	43,652	1,202	44,854
Floating rate	344	(122)	2,760	4,752	831	5,312	13,877	9,909	3,521	13,430
Fixed rate	3,055	1,425	2,833	3,942	629	8,519	20,403	22,275	(2,166)	20,109
Rate cap	1,886	1,739	9	1,209	5,041	1,402	11,286	11,468	(153)	11,315
Currency options							(52)		(52)
Other							(230)

(Euros)	MATURITIES
Interest rate options	2008	2009	2010	2011	2012 +
Collars
Notional bought	1,884,741,996	2,522,100,000	-	900,000,000	1,847,524,908
Strike Cap	4.195%	3.925%	-	3.944%	4.715%
Strike Floor	3.460%	2.749%	-	3.189%	3.804%
Notional sold	-	-	-	-	-
Strike Cap	-	-	-	-	-
Strike Floor	-	-	-	-	-
Caps
Notional bought	5,400,000,000	-	-	300,000,000	6,231,756,204
Strike	4.748%	-	-	4.070%	4.470%
Notional sold	1,884,741,996	2,522,100,000	-	1,200,000,000	8,079,281,112
Strike	4.837%	4.847%	-	4.555%	5.298%
Floors
Notional bought	477,229,343	2,872,100,000	-	900,000,000	1,663,512,408
Strike	2.500%	0.013%	-	1.000%	1.205%
Notional sold	4,000,000,000	350,000,000	518,685,530	-	700,000,000
Strike	2.750%	2.700%	4.568%	-	2.146%

(Euros)	MATURITIES
Currency options	2008	2009	2010	2011	2012	+
Call USD/Put BRL
Notional amount of options bought	-	135,860,336	-	-	-
Strike	-	2.1585	-	-	-
Notional amount of options sold	-	196,239,298	-	-	-
Strike	-	2.5587	-	-	-
Put USD / Call BRL
Notional amount of options sold	-	135,860,336	-	-	-
Strike	-	1.8585	-	-	-
Call EUR / Put USD
Notional amount of options bought	27,832,084	-	-	-	-
Strike	1.2780	-	-	-	-
Put USD / Call EUR
Notional amount of options bought	438,659,058	-	-	-	1,714,557,435
Strike	1.4454	-	-	-	1.3618
Notional amount of options sold	-	-	-	-	831,255,453
Strike	-	-	-	-	1.2030

APPENDIX IV: INTEREST-BEARING DEBT

The main financing transactions included under this heading outstanding at December 31, 2008 and 2007 and their nominal amounts are as follows:

					12/31/2008		12/31/2007
					Balance	Balance	Balance	Balance
Name/Summary	Value Date	Maturity Date	Currency	Limit 12/31/08	(million currency)	(million Euros)	(million currency)	(million Euros)
Holding company
Telefónica Europe syndicated GBP loan O2 acquisition	10/31/2005	Misc.	GBP	5,250	3,978	4,176	4,221	5,756
Telefonica Europe – JPY loan	08/23/2007	07/27/2037	JPY	15,000	15,000	119	15,000	91
Telefónica, S.A. €3bn syndicated loan BellSouth acquisition	07/06/2004	07/06/2009	USD	302	302	217	302	205
Telefónica, S.A. €6bn syndicated loan Cesky acquisition	06/28/2005	06/28/2011	EUR	6,000	6,000	6,000	6,000	6,000
Telefónica, S.A. syndicated loan with savings banks	04/21/2006	04/21/2017	EUR	700	700	700	700	700
EIB Holding TELFISA financing	Misc.	Misc.	EUR	1,001	1,001	1,001	633	633
	Misc.	Misc.	USD	405	405	291	989	672
Other operators
Telefónica Móviles Chile May 06 syndicated loan	05/05/2006	01/05/2011	USD	180	180	129	180	122
Telefónica Móviles Chile Nov. 06 syndicated loan	11/15/2006	11/15/2012	CLP	100,000	100,000	113	100,000	137
CTC financing	12/21/2004	12/21/2009	USD	200	200	144	200	136
	10/28/2005	06/21/2011	USD	150	150	108	150	102
	06/09/2008	05/13/2013	USD	150	150	108	150	102
EIB-VIVO financing 2007 (1)	10/31/2007	12/19/2014	EUR	125	125	125	34	34
VIVO bilateral loan (1)	08/092007	08/15/2014	BRL	678	678	208	303	93
Telesp bilateral loans	10/23/2007	04/23/2015	BRL	1,687	1,687	519	800	246
Colombia BID financial Telefónica Móviles	12/20/2007	11/15/2014	USD	125	125	90	0	0
	12/20/2007	11/15/2012	USD	475	475	341	0	0
Telefónica O2 Czech Republic financing	07/30/1997	07/30/2012	EUR	115	115	115	115	115
Other						8,298		8,521
Total						22,827		23,665
(1) VIVO transactions are included in the balance sheet using proportionate consolidation at 50%

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP

The table below lists the main companies comprising the Telefónica Group at December 31, 2008 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding Company
Parent company:
Telefónica, S.A.	Spain	EUR	4,705
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	6	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U. Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Interdomain, S.A.U. Internet resources operator	Spain	EUR	-	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telyco Marruecos, S.A. Promotion, marketing and distribution of telephone services	Morocco	MAD	1	54.00%	Teleinformática y Comunicaciones, S.A. (TELYCO) (54.00%)
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Telefónica Salud, S.A. Mangement and operation of telcommunications and public television services	Spain	EUR	-	51.00%	Telefónica Telecomunicaciones Públicas, S.A. (51.00%)
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	19	58.94%	Telefónica de España, S.A.U. (58,94%)
Telefónica Cable, S.A.U. Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Telefónica Cable Menorca, S.A. Cable television systems and value-added services	Spain	EUR	1	100%	Telefónica Cable, S.A. (100%)
Telefónica Latin America
Telefónica Internacional, S.A. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefonica International Holding, B.V. Holding company	Netherlands	USD	548	100%	Telefonica International, S.A. (100%)
Latin American Cellular Holdings, B.V. (NETHERLANDS) Holding company	Netherlands	EUR	980	100%	Telefónica, S.A. (100%)
Telefónica Datacorp, S.A.U. Telecommunications service provider and operator	Spain	EUR	700	100%	Telefónica, S.A. (100%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding Company
Telecomunicaçoes de Sao Paulo, S.A. - TELESP Wireline telephony operator in Sao Paulo	Brazil	BRL	6,558	87.95%	Telefónica Internacional, S.A. (65.30%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (22,65%)
Brasilcel, N.V. (*) Joint Venture and holding company for wireless communications services	Netherlands	BRL	-	50.00%	Telefónica, S.A. (50.00%)
Vivo Participaçoes, S.A. (*) Holding company	Brazil	BRL	6,666	31.78%	Brasilcel, N.V. y subsidiarias (31.78%)
Vivo, S.A. (*) Wireless services operator	Brazil	BRL	5,409	31. 78%	Vivo Participaçoes, S.A. (31.78%)
Telemig celular, S.A. (*) Wireless services operator	Brazil	BRL	600	17.93%	Telemig Celular Participaçoes, S.A. (15.58%) Vivo Participaçoes, S.A. (2.35%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	143	100%	Telefónica Holding de Argentina, S.A. (50.00%) Telefonica International Holding, B.V. (37.33%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	98.20%	Compañía Internacional de Telecomunicaciones, S.A. (52.70%) Telefónica Internacional, S.A. (24.99%) Telefónica Móviles Argentina, S.A. (19.56%) Telefonica International Holding, B.V. (0.95%)
Telefónica Móviles Argentina, S.A. Wireless telephone services provider	Argentina	ARS	1,198	100%	Telefónica Móviles Argentina Holding, S.A. (84.60%) Telefónica, S.A. (15.40%)
Telcel, C.A. Wireless operator	Venezuela	VEF	343	100%	Latin America Cellular Holdings, B.V. (97.21%) Telefónica, S.A. (0.08%) Comtel Comunicaciones Telefónicas, S.A. (2.71%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,835,848	100%	TEM Inversiones Chile Ltda. (100%)
Compañía de Telecomunicaciones de Chile, S.A. Local, long distance and international telephony services provider	Chile	CLP	694,570	96.75%	Inversiones Telefónica Internacional Holding Ltda. (51,86%) Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,596	98.18%	Telefónica Internacional, S.A. (98.03%) Telefónica, S.A. (0.15%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	732	96.79%	Telefónica Móviles Perú Holding, S.A.A. (94.47%) Latin America Cellular Holdings, B.V. (2.18%) Telefónica, S.A. (0.14%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	909,929	52.03%	Telefónica Internacional, S.A. (52.03%)
Telefónica Móviles Colombia, S.A. Wireless operator	Colombia	COP	82	100.00%	Olympic, Ltda. (50,58%) Telefónica, S.A. (49.42%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding Company
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company	Mexico	MXN	20,271	100%	Telefónica Internacional, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	29,067	100%	Pegaso Telecomunicaciones, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	196	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, INC. Telecommunications service operator	Puerto Rico	USD	111	98.00%	Telefónica Internacional, S.A. (98.00%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	103	100%	Telefónica, S.A. (56.31%) Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	SVC	1,640	99.08%	Telefónica El Salvador Holding, S.A. de C.V. (99.08%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	3,162	99.98%	TCG Holdings, S.A. (65.99%) Telefónica, S.A. (13.60%) Guatemala Cellular Holdings, B.V. (13.12%) Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (98.00%) Telefónica El Salvador Holding, S.A. de C.V. (2.00%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	133	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A. (92.51%) Telefónica Datacorp, S.A.U (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	14,563	100%	Telefónica, S.A. (80.56%) Telefónica International Wholesale Services, S.L. (19.44%)
Telefónica International Wholesale Services France, S.A.S. Provision of high bandwidth communications services	France	EUR	37	100%	Telefónica International Wholesale Services, S.L. (100%)
Telefónica International Wholesale Services Argentina, S.A. Provision of high bandwidth communications services	Argentina	USD	78	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Brasil Participacoes, Ltd Provision of high bandwidth communications services	Brazil	USD	62	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Perú, S.A.C. Provision of high bandwidth communications services	Peru	USD	20	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	United States	USD	36	100%	T. International Wholesale Services America, S.A. (100%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding Company
Telefónica International Wholesale Services Puerto Rico, Inc. Provision of high bandwidth communications services	Puerto Rico	USD	5	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Ecuador, S.A Provision of high bandwidth communications services	Ecuador	USD	3	100%	T. International Wholesale Services America, S.A. (100%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Telefónica Interactiva Brasil, Ltda. (59,00%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (41,00%)
Terra Networks Mexico, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	837	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A. (99.99%)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A. (100%)
Terra Networks Guatemala, S.A. ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A. (99.99%)
Telefonica China, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A. (100%)
Telefónica Europe
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (100%)
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd. Holding company	UK	GBP	12	100%	MmO2 plc (100%)
Telefónica O2 UK Ltd. Wireless communications services operator	UK	GBP	10	100%	O2 Networks Ltd. (80,00%) O2 Cedar Ltd. (20,00%)
The Link Stores Ltd. Telecommunications equipment retailer	UK	GBP	-	100%	Telefónica O2 UK Ltd. (100%)
Be Un Limited (Be) Internet services provider	UK	GBP	10	100%	Telefónica O2 UK Ltd. (100%)
Tesco Mobile Ltd. (*) Wireless telephony services	UK	GBP	-	50.00%	O2 Ash Ltd. (50,00%)
O2 (Europe) Ltd. Holding company	UK	GBP	1,239	100%	Telefónica, S.A. (100%)
Telefónica O2 Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	100%	Telefónica O2 Germany Verwaltungs GmBh (99.99%) Telefónica O2 Germany Management GmBh (0.01%)
Tchibo Mobilfunk GmbH & Co. KG (*) Telecommunications equipment retailer	Germany	EUR	-	50.00%	Telefónica O2 Germany GmbH & Co. OHG (50.00%)
O2 Communications (Ireland) Ltd. Wireless communications services operator	Ireland	EUR	97	100%	O2 Holdings Ltd. (100%)
Manx Telecom Ltd. Telecommunications service provider	Isle of Man	GBP	12	100%	O2 (Netherlands) Holdings BV (100%)
Telefónica O2 Czech Republic, a.s. Telecommunications service provider	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telefónica O2 Slovakia, s.r.o. Wireless telephony, internet and data transmission services	Slovakia	SKK	-	69.41%	Telefónica O2 Czech Republic, a.s. (69.41%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding Company
Other companies
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related businesses	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	22	100%	Telefonica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting services	Argentina	ARS	148	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica Servicios de Música, S.A.U Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Atento Holding, Inversiones y Teleservicios, S.A.U. Telecommunications service provider	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento N.V. Telecommunications service provider	Netherlands	EUR	-	100%	Atento Holding, Inversiones y Teleservicios, S.A. (100%)
Atento Teleservicios España, S.A.U. Provision of all type of telemarketing services	Spain	EUR	1	100%	Atento N.V. (100%)
Atento Brasil, S.A. Telecommunications services provider	Brazil	BRL	152	100%	Atento N.V. (100%)
Atento Argentina, S.A. Telecommunications services provider	Argentina	ARS	3	100%	Atento Holding Chile, S.A. (97.99%) Atento N.V. (2.01%)
Teleatento del Perú, S.A.C. Telecommunications services provider	Peru	PEN	15	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)
Atento Chile, S.A. Telecommunications services provider	Chile	CLP	11,128	99.06%	Atento Holding Chile, S.A. (71.16%) Compañía de Telecomunicaciones de Chile, S.A (26.52%) Telefónica Empresas Chile, S.A. (0.93%) Telefónica Larga Distancia, S.A. (0.45%)
Atento Centroamérica, S.A. Provision of call-center services	Guatemala	GTQ	114	100%	Atento N.V. (99.99%) Atento El Salvador, S.A. de C.V. (0.01%)
Terra Networks Asociadas, S.L. Holding company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*) Online travel agency	Spain	EUR	1	50.00%	Terra Networks Asociadas, S.L. (50.00%)
Educaterra, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Terra Networks Asociadas, S.L. (100%)
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	1	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança Security services and systems	Brazil	BRL	21	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding Company
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V Telecommunications research activities and projects	Mexico	MXN	-	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefônica Pesquisa e Desenvolvimento do Brasil, Ltda. Telecommunications research activities and projects	Brazil	BRL	-	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Casiopea Reaseguradora, S.A. Reinsurance	Luxemburg	EUR	4	100%	Telefónica, S.A. (99.97%) Telefónica Finanzas, S.A. (TELFISA) (0.03%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Casiopea Reaseguradora, S.A. (83,33%) Telefónica, S.A. (16.67%)
Altaïr Assurances, S.A. Direct insurance transations	Luxemburg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%) Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (89.99%) Casiopea Reaseguradora, S.A. (10.01%)
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies.	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C. Financial intermediation	United States	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Spiral Investments, B.V. Holding company	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Solivella Investment, B.V. Holding company	Netherlands	EUR	881	100%	Telefónica Móviles España, S.A.U. (100%)
Aliança Atlântica Holding B.V. Holder of 5,225,000 Portugal Telecom, S.A. shares	Netherlands	EUR	-	93.99%	Telefónica, S.A. (50.00%) Telecomunicaçoes de Sao Paulo, S.A. - TELESP (43.99%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding Company
Telefónica Gestión de Servicios Compartidos España, S.A. Provision of mangement and administration services	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos, S.A.C. Provision of mangement and administration services	Argentina	ARS	-	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of mangement and administration services	Chile	CLP	1,017	96.75%	Compañía de Telecomunicaciones de Chile, S.A (96.75%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of mangement and administration services	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Cobros Serviços de Gestao, Ltda. Provision of mangement and administration services	Brazil	BRL	-	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefonica Gestao de Serviços Compartilhados do BRASIL, Ltda. Provision of mangement and administration services	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos Mexico, S.A. de C.V. Provision of mangement and administration services	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Servicios Integrales de Distribución, S.A.U. Distribution services provider	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	-	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Companies accounted for using the equity method
Telco, S.p.A. Holding company	Italy	EUR	4,849	42.30%	Telefónica, S.A. (42.30%)
Portugal Telecom, S.G.P.S., S.A. Holding company	Portugal	EUR	27	9.86%	Telefónica, S.A. (8.51%) Telecomunicaçoes de Sao Paulo, S.A. - TELESP (0.79%) Aliança Atlântica Holding B.V. (0.56%)
Lycos Europe, N.V. Internet portal	Netherlands	EUR	3	32.10%	LE Holding Corporation (32.10%)
Médi Telecom, S.A. Wireless communications services provider	Morocco	MAD	2,659	32.18%	Telefónica Móviles España, S.A.U. (32.18%)
Hispasat, S.A. Operation of a satellite telecommunications system	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Ipse 2000, S.p.A Installation and operation of 3G wireless communications systems	Italy	EUR	13	39.92%	Solivella Investment, B.V. (39.92%)

(*) Companies consolidated using proportionate consolidation.

Through these consolidated financial statements, O2 (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and are exempt in accordance with the stipulations of Art. 264b HGB.