Form 20-F
period 2009-12-31
TELEFONICA S A
filed 2010-03-26
CIK 814052

As filed with the Securities and Exchange Commission on March 26, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value €1.00 per share* American Depositary Shares, each representing three Ordinary Shares	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the $1,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2011; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $850,000,000 Floating Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due 2019; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.
New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**
Not for trading, but only in connection with the listing of the $1,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2011; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $850,000,000 Floating Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due 2019; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U. (a wholly-owned subsidiary of Telefónica, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
_______________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_______________

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2009 was:

Ordinary Shares, nominal value €1.00 per share: 4,563,996,485

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐  No  ☐

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

Item 17 ☐      Item 18  ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

__________________

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will”, “expect”, “aim”, “hope”, “anticipate”, “intend”, “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the effect on our results of operations of competition in telecommunications markets;

•	trends affecting our financial condition or results of operations;

•	acquisitions or investments which we may make in the future;

•	our capital expenditures plan;

•	our estimated availability of funds;

•	our ability to repay debt with estimated future cash flows;

•	our shareholder remuneration policies;

•	supervision and regulation of the telecommunications sectors where we have significant operations;

•	our strategic partnerships; and

•	the potential for growth and competition in current and anticipated areas of our business.

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

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value €1.00 per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges under the symbol “TEF”.  They are also listed on various foreign stock exchanges such as the London, Buenos Aires and Tokyo stock exchanges and are quoted through the Automated Quotation System of the Spanish stock exchanges and through the SEAQ International System of the London Stock Exchange. American Depositary Shares (“ADSs”), each representing the right to receive three ordinary shares, are listed on the New York Stock Exchange and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.  Brazilian Depositary Receipts (“BDRs”), each representing the right to receive one ordinary share, are listed on the São Paulo Stock Exchange and are issued under a Deposit Agreement with Banco Bradesco, S.A., as Depositary.

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

Below are definitions of certain technical terms used in this Annual Report:

•
“Access” refers to a connection to any of the telecommunications services offered by us.  We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services.  Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers.  For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer.  In addition, we fully count the accesses of all companies over which we exercise control or joint control.  The following are the main categories of accesses:

•
Fixed telephony accesses: includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

•
Internet and data accesses: includes broadband accesses (retail asymmetrical digital subscriber line “ADSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits. “Naked ADSL” allows customers to subscribe for a broadband connection without a monthly fixed line fee.

•	Pay TV: includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

•
Mobile accesses: includes contract and pre-pay mobile telephony.  In 2009 in order to align the criteria for the key performance indicators of our mobile operations, the definition of mobile accesses (and, therefore, of total accesses) was revised to include machine-to-machine accesses.  In addition, we revised the accounting criteria for pre-pay mobile accesses at Telefónica O2 Czech Republic and Telefónica O2 Slovakia to conform to the accounting criteria for pre-pay mobile accesses throughout the Group.  In order to count a pre-pay mobile access, such access must have been active in the most recent three months prior to counting.  As a result of both revisions, we restated 2008 mobile accesses.  2007 information is presented based on our prior classifications.

•
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

•	“CDMA” means Code Division Multiple Access, which is a type of radio communication technology.

•	“Commercial activity” includes the addition of new lines, replacement of handsets and changes in types of contracts.

•	“Customer revenue” means service revenue less interconnection revenue.

•	“Duo bundle” means broadband plus voice service. We measure “duo bundles” in terms of units, where each bundle of broadband and voice service counts as one unit.

•	“Final clients accesses” means accesses provided to residential and corporate clients.

•	“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

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

•
“MOU”, or minutes of use, is calculated by dividing the total number of voice minutes for the preceding 12 months by the weighted average number of mobile accesses for the same period, and then divided by 12 months.  Over the past several years, we have experienced strong growth in mobile accesses related primarily to data services (such as accesses related to machine-to-machine and mobile broadband devices).  Such growth in mobile accesses related to data services limits the use of MOU as an indicator of usage as it increases the total number of mobile accesses in the relevant period without any corresponding increase in the number of voice minutes related to such accesses for the relevant period.  As a result, for 2009 and 2008 we have decided to publish traffic evolution in absolute minutes of use terms rather than MOU.

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

•	“Net adds” means the difference between the customer base measured in terms of accesses at the end of the period and the beginning of a period.

•	“Revenues” means net sales and rendering of services.

•	“Service revenues” means revenues less revenues from handset sales.

•
“Traffic” means voice minutes used by our customers over a given period, both outbound and inbound.  On-net traffic is only included once (outbound), and promotional traffic (free minutes included in commercial promotions) is included.  Traffic not associated with our mobile customers (roaming-in; MVNOs; interconnection of third parties and other business lines) is excluded.  To arrive at the aggregate traffic for a given period, the individual components of traffic are not rounded.

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

In this Annual Report we make certain comparisons in local currency or on a “constant euro basis” or “excluding foreign exchange rate effects” in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods.  To make comparisons on a “constant euro basis” or “excluding foreign exchange rate effects”, we convert the relevant financial item into euros using the prior year’s average euro to relevant local currency exchange rate.  In addition, we present certain financial information excluding the effects of Venezuela being considered a hyperinflationary economy in 2009 by eliminating all of the adjustments made as a result of such consideration.

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

Our consolidated financial statements as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which do not differ for the purposes of the Telefónica Group from IFRS as adopted by the European Union.

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

Not applicable.

B.    Advisers

Not applicable.

C.    Auditors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.    Selected Financial Data

The following table presents our selected consolidated financial data.  It is to be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2007, 2008 and 2009 and the consolidated statement of financial position data as of December 31, 2008 and 2009 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2005 and 2006 and the consolidated statement of financial position data as of December 31, 2005, 2006 and 2007 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation and principles of consolidation are described in detail in Notes 2 and 3.q., respectively, to our Consolidated Financial Statements.

	As of or for the year ended December 31,
	2005(1)	2006(1)	2007	2008	2009
	(in millions of euros, except share data)
Revenues	37,383	52,901	56,441	57,946	56,731
Other income	1,416	1,571	4,264	1,865	1,645
Supplies	(9,999)	(16,629)	(17,907)	(17,818)	(16,717)
Personnel expenses	(5,532)	(7,622)	(7,893)	(6,762)	(6,775)
Other expenses	(8,212)	(11,095)	(12,081)	(12,312)	(12,281)
Depreciation and amortization	(6,693)	(9,704)	(9,436)	(9,046)	(8,956)
Operating income	8,363	9,422	13,388	13,873	13,647
Share of profit (loss) of associates	(128)	76	140	(161)	47
Net financial expenses	(1,790)	(2,795)	(2,851)	(2,821)	(2,767)
Net exchange differences	162	61	7	24	(540)
Net financial income (expense)	(1,628)	(2,734)	(2,844)	(2,797)	(3,307)
Profit before taxes from continuing operations	6,607	6,764	10,684	10,915	10,387
Corporate income tax	(1,904)	(1,781)	(1,565)	(3,089)	(2,450)
Profit for the year from continuing operations	4,703	4,983	9,119	7,826	7,937
Profit from discontinued operations after taxes	124	1,596	—	—	—
Profit for the year	4,827	6,579	9,119	7,826	7,937
Non-controlling interests	(381)	(346)	(213)	(234)	(161)
Profit for the year attributable to equity holders of the parent	4,446	6,233	8,906	7,592	7,776
Weighted average number of shares (thousands)	4,870,852	4,778,999	4,758,707	4,645,852	4,552,656
Basic and diluted earnings per share from continuing operations attributable to equity holders (euros)(2)	0.90	0.97	1.87	1.63	1.71
Basic and diluted earnings per share attributable to equity holders of the parent (euros)(2)	0.91	1.30	1.87	1.63	1.71
Earnings per ADS (euros)(2)(3)	2.74	3.91	5.62	4.90	5.12
Weighted average number of ADS (thousands)	1,623,617	1,592,999	1,586,236	1,548,617	1,517,552
Cash dividends per ordinary share (euros)	0.50	0.55	0.65	0.90	1.00
Consolidated Statement of Financial Position Data
Cash and cash equivalents	2,213	3,792	5,065	4,277	9,113
Property, plant and equipment	27,993	33,887	32,460	30,545	31,999
Total assets	73,174	108,982	105,873	99,896	108,141
Non-current liabilities	35,126	62,645	58,044	55,202	56,931
Equity (net)	16,158	20,001	22,855	19,562	24,274
Capital stock	4,921	4,921	4,773	4,705	4,564
Consolidated Cash Flow Data
Net cash from operating activities	11,139	15,414	15,551	16,366	16,148
Net cash used in investing activities	(9,592)	(28,052)	(4,592)	(9,101)	(9,300)
Net cash (used in) from financing activities	(435)	14,572	(9,425)	(7,765)	(2,281)

(1)
Telefónica Publicidad e Información, S.A. (TPI) was sold in 2006 and its results of operations for 2006 and the gain we recorded on its sale are included under “Profit from discontinued operations after taxes” for 2006.  Figures for 2005 have been restated to present TPI’s results under the same caption.

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

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on March 19, 2010 was $1.3530 = €1.00. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period end	Average(1)	High	Low
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4698	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010 (through March 19, 2010)	1.3530	1.3687	1.4536	1.3476

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
October 31, 2009	1.5029	1.4532
November 30, 2009	1.5085	1.4658
December 31, 2009	1.5100	1.4243
January 31, 2010	1.4536	1.3870
February 28, 2010	1.3955	1.3476
March 31, 2010 (through March 19, 2010)	1.3758	1.3516

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, the Venezuelan Bolivar fuerte (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Classification of Venezuela as a hyperinflationary economy”), pounds sterling, the Czech koruna (crown), the Argentine peso, the Chilean peso, the Peruvian nuevo sol, the Mexican peso and the Colombian peso).

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

At December 31, 2009, approximately 35.7% of our assets were located in Latin America.  In addition, approximately 40.6% of our revenues for 2009 were derived from our Latin American operations.  Our operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received therefrom) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

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

For instance, throughout 2009 and in the early part of 2010, certain factors affecting the Venezuelan economy have had an impact on the accounting treatment applied with respect to our subsidiaries in that country, notably the level of inflation reached in 2009, the cumulative inflation rate over the last three years, restrictions placed on the official foreign exchange market and the devaluation of the Venezuelan Bolivar fuerte on January 8, 2010.  As a result, in accordance with IFRS, Venezuela was considered a hyperinflationary economy in 2009, which has had a series of effects on our consolidated financial statements as of and for the year ended December 31, 2009 and will have additional effects on our consolidated financial statements as of and for the year ended December 31, 2010.  A more detailed description of these effects is included in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Classification of Venezuela as a hyperinflationary economy” and Note 2 to our Consolidated Financial Statements.

In addition, our operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which we operate.  These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which we operate.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange rate, interest rate or financial investment risks.

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in foreign currency exchange rates and the impact of changes in interest rates, as well as the impact of changes of credit risk in our treasury investments  (in cash and cash equivalents) or in some of our financial transactions.  We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements.  If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to currency exchange rate fluctuations and interest rate fluctuations or if our counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect our financial condition, results of operations and cash flow.  Also, our other risk management strategies may not be successful, which could adversely affect our financial condition, results of operations and cash flow.  Finally, if the rating of our counterparties in treasury investments or in our structured financial transactions deteriorates significantly or if any of such counterparties were to fail in its obligations to us, we may suffer a loss of value in our investments, incur unexpected losses and assume additional financial obligations under these transactions, and such failure could adversely affect our business, financial condition, results of operations and cash flow.

For a more detailed description of our financial derivatives transactions, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 16 to our Consolidated Financial Statements.

Adverse economic conditions could reduce purchases of our products and services.

Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate.  The current adverse global economic environment and uncertainty about an economic recovery may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.  Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other general macroeconomic factors.  Spanish gross domestic product, or GDP, contracted by 3.6% in 2009 and, according to the Stability Program 2009-2013 forecasts from the Spanish Ministry of Economy, the Spanish economy is expected to remain in recession in 2010, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, there could be other possible follow-on effects from the financial crisis on our business, including insolvency of key suppliers or customers.  A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our business, financial condition, results of operations and cash flow and may therefore negatively affect our ability to meet our growth targets.

Existing or worsening conditions in the international financial markets may limit our ability to carry out our business plan.

The development and distribution of our services as well as the operation, expansion and upgrading of our networks, require substantial financing.  Moreover, our liquidity and capital resource requirements may increase if we participate in other fixed line or mobile license award processes or make acquisitions.  We also have major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If our ability to generate cash flow were to decrease, whether due to the current worldwide financial and economic crisis or otherwise, we may need to incur additional debt or raise other forms of capital to support our liquidity and capital resource requirements for the ongoing development and expansion of our business.

The current state of the financial markets in terms of liquidity, cost of credit and volatility has improved compared to the situation in the second half of 2008 and during most of 2009. Nevertheless, there remain several factors that could affect the ordinary performance of financial markets, such as uncertainty about an economic recovery, reorganization of the international banking system, and growing concern over increases in government deficits, among other factors. Worsening conditions in the international credit markets due to any of these factors may make it more difficult and more expensive to refinance our financial debt (of which €8,647 million matures in 2010) or to incur additional debt.

In addition, our capacity to raise capital in the international capital markets would be impaired if our credit ratings were downgraded, whether due to decreases in our cash flow or otherwise.  Further, current market conditions may make it more difficult to renew our unused bilateral credit facilities scheduled to expire prior to December 31, 2010 (for an aggregate amount of €2,779 million).  The current financial situation may also make it more difficult and costly for us to launch a rights issue to our current shareholders or to raise additional equity capital if further funds were needed for pursuing our business plans.

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

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services.  Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Union and national, state, regional and local authorities.  Regulation may be especially strict in the markets of those countries in which we hold a significant market position.  In this respect, regulatory authorities regularly intervene in the retail and wholesale offering and pricing of our products and services.  Furthermore, such authorities may also adopt further regulations or take additional actions that could adversely affect us, including revocation of or failure to renew any of our licenses, authorizations or concessions, implementation of changes to the spectrum allocated to us or the granting or new licenses, authorizations or concessions to our competitors to offer services in the relevant markets.  Furthermore, regulations could require us to reduce roaming prices and termination rates in mobile and fixed line networks, require us to offer access to our network to other operators~~,~~ and result in the imposition of fines if we fail to fulfill our service commitments.  Such regulations and regulatory actions could place significant competitive and pricing pressure on our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, since we hold a leading market share in many of the counties where we operate, we could face regulatory actions by antitrust or competition authorities designed to enhance competition in the relevant markets.  These authorities could prohibit us from taking further actions such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could result in loss of market share and harm to our financial performance and future growth.

The regulatory landscape in the European Union will change as a consequence of the recent passage of a new common regulatory framework that is to be implemented by Member States before June 2011.  We believe based on the principles set forth in such regulatory framework that the regulations adopted by Member States may result in an increased focus on the development and maintenance of competitive markets.  This regulatory framework proposes the adoption of measures, under exceptional circumstances and in specific situations, by national authorities to establish functional separation between the retail and wholesale operations of vertically integrated operators with significant market power, by requiring them to offer equal wholesale conditions to related and third party operators.  The adoption of such regulatory framework in Spain and the other European Union Members States where we operate could result in requirements to modify our internal organization in the relevant markets, which could result in additional costs to us.  Additionally, our industry may face new regulatory initiatives regarding lowering mobile termination rates and the provision of data and audiovisual services.

In addition, we may also face pressure from regulatory initiatives in some European countries in order to reallocate spectrum rights of use and to modify spectrum allocation policies that may result, among other matters, in new tender processes for spectrum allocation in the European Union.

Finally, the recommendation that is being drafted by the European Commission on the implementation of European regulation of new generation broadband networks may reduce the incentives for operators to invest in broadband networks over the short and medium term because operators that invest in broadband networks could be required to provide access to such networks to third parties.  This could affect competition and business performance and future growth in such services.

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

The terms of these licenses, authorizations and concessions granted to our operating companies and conditions of the renewals of such licenses, authorizations and concessions vary from country to country.  Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee.  As licenses, authorizations and concessions approach the end of their terms, we intend to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions and, under certain circumstances, we will operate under technically expired licenses, authorizations or concessions under preexisting terms during the renewal process.  Failure to complete the renewal process successfully could adversely affect our business, financial condition, results of operations and cash flow.

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

Our mobile operations in a number of countries may rely on spectrum availability.  Failure to obtain sufficient or adequate spectrum coverage and, to a lesser extent, the costs related to obtaining this capacity could have a material adverse impact on the quality of our services and on our ability to provide new services, adversely affecting our business, financial condition, results of operations and cash flow.

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

Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in our service, could result in customer dissatisfaction, reduced revenues and traffic and costly repairs, penalties or other measures imposed by regulatory authorities, and could harm our reputation.  We attempt to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security.  However, these measures are not effective under all circumstances and cannot avert every action or event that could damage or disrupt our technical infrastructure.  Although we carry business interruption insurance, our insurance policy may not provide coverage in amounts sufficient to compensate us for any losses we may incur.

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

We review on an annual basis or more frequently where the circumstances require, the value of each of our assets and subsidiaries to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected to be derived from such assets and subsidiaries, including in some cases synergies included in their acquisition costs.  The current economic environment and changes in the short and medium term, as well as changes in the regulatory, business or political environment may result in the necessity of recognizing impairment charges on our goodwill, intangible assets or fixed assets.

Although the recognition of impairments of tangible, intangible and financial assets result in a non-cash charge on the income statement, such charge would adversely affect our results of operations and consequently, our ability to achieve our growth targets.

Other Risks

We are involved in disputes and litigation with regulators, competitors and third parties.

We are party to lawsuits and other legal, regulatory and antitrust proceedings in the ordinary course of our business, the final outcome of which is generally uncertain.  Litigation and regulatory proceedings are inherently unpredictable.  An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) may have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

The following significant events occurred in 2009:

•
On June 23, 2009, our Board of Directors agreed to initiate a process for the purchase of the Telefónica de Argentina S.A. (“Telefónica de Argentina”) shares held by unaffiliated parties, which amounted to 1.8% of Telefónica de Argentina’s share capital.  After following the procedures set forth in Argentine Presidential Decree No. 677/01, Chapter VII, on December 3, 2009, the Argentine securities regulator approved the transaction, resulting in our acquisition on January 25, 2010 of these shares for approximately €23 million.  As a result of such acquisition we beneficially own 100% of the share capital of Telefónica de Argentina, and we delisted Telefónica de Argentina’s shares and ADSs from the Buenos Aires and New York stock exchanges, respectively.

•
On August 31, 2009, we agreed to sell our 32.18% stake in Medi Telecom S.A., or Medi Telecom, together with its outstanding shareholder loans to our local partners for total cash consideration of €400 million.  This transaction closed on December 31, 2009.

•
On September 6, 2009 we entered into a strategic alliance with China Unicom (Hong Kong) Limited, or China Unicom, which provides for, among other areas for cooperation, joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provisions of service to multinational customers, roaming, research and development, sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution, joint participation in international alliances and exchanges of senior management.  In furtherance of this strategic alliance, on this same date, we entered into a mutual share exchange agreement with China Unicom pursuant to which we agreed to invest the equivalent of $1,000 million in the shares of China Unicom and China Unicom agreed to invest the equivalent of $1,000 million in our shares.

On October 21, 2009, we exchanged 40,730,735 of our shares for 693,912,264 newly issued shares of China Unicom in satisfaction of the mutual share exchange agreement described above.  As a result of this exchange, our voting interest in the share capital of China Unicom increased from 5.38% to 8.06%, and China Unicom has a 0.87% voting interest in our share capital at that date.  As of the date of this Annual Report, and after the capital reduction carried out by China Unicom, we hold shares representing 8.37% of China Unicom’s voting share capital and the right to appoint a member to its board of directors.

•
On November 25, 2009, we agreed with Promotora de Informaciones, or Prisa, and Sogecable, S.A., or Sogecable, to acquire a 21% stake in DTS Distribuidora de Televisión Digital, S.A., or DTS, which includes the pay TV services (DIGITAL +) of the Prisa Group for a firm value of €2,350 million.  After deduction of net debt, we expect that our total investment will be approximately €470 million.  In addition, on this same date we entered into a shareholders’ agreement with Prisa and Sogecable to govern the management of DTS.  The acquisition is subject, among other conditions, to obtaining regulatory authorizations.

•
On December 3, 2009, a subsidiary of Telefónica O2 Germany, Telefónica Deutschland GmbH, signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH, or HanseNet.  The purchase price agreed by the parties was based on a firm value of HanseNet of €900 million, subject to a series of adjustments upon completion of the transaction.  On February 16, 2010, having complied with the terms established in the agreement, we completed the acquisition of 100% of the shares of HanseNet.  The final amount paid out by us was approximately €912 million.

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

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2009, including their jurisdictions of incorporation and our ownership interest.  For further detail, see Exhibit 8.1 to this Annual Report.

TELEFÓNICA S.A.
TELEFÓNICA SPAIN
TELEFÓNICA LATIN AMERICA
TELEFÓNICA EUROPE
OTHERS
TELEFÓNICA DE ESPAÑA (Spain) 100%
TELEFÓNICA MÓVILES ESPAÑA (Spain) 100%
Telyco (Spain) 100%
Telefónica Soluciones Sectoriales (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
Telesp (Brasil) (Brazil) 87.95%
Telefónica del Perú (Peru) 98.18%
Telefónica de Argentina (Argentina) 100%
Colombia Telecom (Colombia) 52,03%
Telefónica Chile (Chile) 96,75%
Telcel (Venezuela) 100%
Brasilcel Brasil (Brazil) 50%
Telefónica Móviles Perú (Peru) 96.79%
Telefónica Móviles Argentina (Argentina) 100%
TEM Colombia (Colombia) 100%
Telefónica Móviles Chile (Chile) 100%
Telefónica Móviles Mexico (Mexico) 100%
Terra Networks Brasil (Brazil) 100%
Telefónica Empresas (Spain) 100%
Telefónica USA (USA) 100.00%
Terra Networks Chile (Chile) 99.99%
Terra Networks Mexico (Mexico) 100%
Telefónica Móviles El Salvador (El Salvador) 99.08%
Otecel (Ecuador) 100%
TEM Guatemala (Guatemala) 99.98%
Telefonía Celular Nicaragua (Nicaragua) 100%
Telefónica Móviles del Uruguay (Uruguay) 100%
TEM Panamá (Panamá) 100%
Telefónica International Wholesale Services and subsidiaries (Spain) 100%
TELEFÓNICA O2 CZECH REPUBLIC (Czech Republic) 69.41%
TELEFONICA O2 EUROPE PLC (U.K.) 100%
O2 (EUROPE) Ltd. (U.K.) (4) 100%
O2 Gmbh (Germany) (5) 100%
O2 Communications (Ireland) (5) 100%
TELEFÓNICA DE CONTENIDOS (Spain) 100%
Atco (Argentina) 100%
Telefónica Europe, B.V. (Netherlands) 100%
ATENTO I.T. and subsidiaries (Spain) 100%
Telefónica Gestión de Servicios Compartidos and subsidiaries (Spain) 100%
Telefónica Emisiones (Spain) 100%

(1)	Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A.

(2)	85.5% representing voting interest.

(3)	Ownership in Telefónica International Wholesale Services. S.L. (Spain) is held 92.51% by Telefónica, S.A. (Spain) and 7.49% by Telefónica Datacorp, S.A.U. (Spain).

(4)	Ownership in O2 (Europe) Ltd. is held directly by Telefónica, S.A.

(5)	Companies held indirectly by Telefónica, S.A.

Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

•	coordinate the Group’s activities;

•	allocate resources efficiently among the Group;

•	provide managerial guidelines for the Group;

•	manage the Group’s portfolio of businesses;

•	foster cohesion within the Group; and

•	foster synergies among the Group’s subsidiaries.

Our principal executive offices are located at Distrito C, Ronda de la Comunicación, s/n, Las Tablas, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain.  Our telephone number is +34 900 111 004.

Capital Expenditures and Divestitures

Our principal capital expenditures excluding acquisitions during the three years ended December 31, 2009 consisted of additions to property, plant and equipment and additions to intangible assets.  In 2009, 2008 and 2007, we made capital expenditures of €7,257 million, €8,401 million and €8,027 million, respectively.

Year ended December 31, 2009

Our capital expenditures decreased 13.6% to €7,257 million in 2009 compared to €8,401 million in 2008, mainly as a result of investment containment in our three regions of activity.  Our investments in Spain were directed toward further developing the broadband business and expanding mobile third generation, or 3G.  In Latin America capital expenditures were directed toward satisfying increased customer demand in broadband and pay TV and increasing coverage and capacity of our second generation, or GSM, and mobile 3G networks.  In Europe capital expenditures were directed toward expanding the mobile 3G network coverage, developing the broadband business and undertaking IT projects.

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

Year ended December 31, 2007

Capital expenditures increased 0.2% to €8,027 million in 2007 from €8,010 million in 2006 principally related to our investments in Spain in our growing Internet and broadband businesses, with significant investments related to ADSL and IP services, such as Imagenio, our IPTV business.  In Latin America capital expenditures were directed toward satisfying increased customer demand in our fixed line business (particularly in broadband and pay TV) and increasing coverage and capacity of our second generation, or GSM, networks and acquiring spectrum in Venezuela, Brazil and Panama to expand coverage and guarantee service quality in areas where traffic is heaviest.  In 2007, capital expenditures in Europe decreased primarily as a result of Telefónica O2 Germany bringing forward capital investment from 2007 into 2006 as part of our build-out of our mobile third generation, or 3G, network.

Financial Investments and Divestitures

Our principal financial investment in 2009 was the acquisition of an additional stake in China Unicom (approximately $1,000 million as a consequence of a mutual share exchange).  Our principal divestiture in 2009 was the sale of Medi Telecom (€400 million) as described above.

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

Public Takeover Offers

The principal public takeover offer which occurred in 2009 and in 2010 through the date of this Annual Report was the following:

•
On September 17, 2008, we launched a tender offer through our Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A., or CTC, that we did not already control directly or indirectly, amounting to 55.1% of CTC’s share capital. This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares). In January 2009, upon completion of the transaction, our indirect ownership in CTC had increased to 97.89% of the total outstanding shares, representing a total investment by us of approximately €658 million.

Recent Developments

The principal events that have occurred since December 31, 2009 are set forth below:

•
On January 11, 2010, Telco, S.p.A., or Telco, arranged a €1,300 million loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with the Telecom Italia, S.p.A., or Telecom Italia, shares held by Telco.  The rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders that was repaid with the proceeds of a bond issuance subscribed by Telco’s shareholders, on a pro rata basis in accordance with their interests in Telco, on February 26, 2010 for an aggregate principal amount of €1,300 million.  Our subscription amounted to an aggregate principal amount of €600 million.

•
On February 16, 2010, having complied with the terms established in the agreement dated December 3, 2009 by the parties, we completed the acquisition of 100% of the shares of HanseNet.  The final amount paid was approximately €912 million.

•
Following the agreement between Prisa and Gestevisión Telecinco, S.A., or Telecinco, for the sale by Prisa to Telecinco of a 22% stake in DIGITAL+, on January 29, 2010, we signed a new agreement with Prisa raising the percentage stake to be acquired by us in DTS from 21% to 22%. Furthermore, we have undertaken to renegotiate the terms of the shareholders’ agreement to reflect the new shareholder structure of DTS.

The estimated total investment to be made by us for the 22% stake in DTS, after deduction of net debt, is expected to be around €495 million, of which approximately €230 million will be covered by the subordinated loan agreement that currently exists between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable (debtor).

For information related to our significant financing transactions completed in 2009 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Anticipated Sources of Liquidity”.

B.   Business Overview

We increased our customer base, measured in terms of total accesses, by 2.1% to 264.6 million accesses at December 31, 2009 from 259.1 million accesses at December 31, 2008, which was a 13.3% increase from the 228.7 million accesses we had at December 31, 2007.  This growth from December 31, 2008 to December 31, 2009 was primarily driven by a 3.3% increase in mobile accesses, a 8.2% increase in broadband accesses and a 9.8% increase in pay TV accesses, which more than offset our 5.4% loss of fixed telephony accesses and 28.5% loss of narrowband accesses as these technologies continue to be substituted by customers for mobile and broadband technologies, respectively.  Growth in our total number of accesses from December 31, 2007 to December 31, 2008 was primarily driven by strong growth in mobile and broadband accesses.

The following table shows our total accesses at the dates indicated.  The classifications and explanatory notes below also apply, to the extent applicable, to the tables detailing our accesses by business area and country elsewhere in this section.

	At December 31,
	2007	2008(1)	2009(1)
	(in thousands)
Fixed telephony accesses(2)	43,433.6	42,930.8	40,606.0
Internet and data accesses	13,156.6	14,654.3	15,082.5
Narrowband accesses	2,678.7	1,997.2	1,427.5
Broadband accesses(3)	10,320.2	12,472.1	13,492.6
Other accesses(4)	157.7	185.0	162.4
Mobile accesses(5)(6)	167,781.1	195,818.6	202,332.5
Pay TV accesses	1,748.1	2,267.5	2,489.2
Final clients accesses	226,119.4	255,671.1	260,510.2
Unbundled local loop accesses	1,396.5	1,748.1	2,206.0
Shared UL accesses	776.4	602.3	447.7
Full UL accesses	620.1	1,145.8	1,758.3
Wholesale ADSL accesses(7)	571.7	534.7	463.4
Other accesses(8)	656.0	1,150.1	1,426.0
Wholesale accesses	2,624.2	3,433.0	4,095.3
Total accesses	228,743.6	259,104.1	264,605.5

(1)	From January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(2)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Includes our accesses for internal use. It also includes VOIP and naked ADSL accesses.

(3)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits and naked ADSL accesses.

(4)	Includes remaining non-broadband final client circuits.

(5)	Includes accesses of Telemig at December 31, 2008 and going forward. Medi Telecom accesses are excluded at December 31, 2009.

(6)
In 2009 in order to align the criteria for the key performance indicators of our mobile operations, the definition of mobile accesses (and, therefore, of total accesses) was revised to include machine-to-machine accesses.  In addition, we revised the accounting criteria for pre-pay mobile accesses at Telefónica O2 Czech Republic and Telefónica O2 Slovakia to conform to the accounting criteria for pre-pay mobile accesses throughout the Group.  In order to count a pre-pay mobile access, such access must have been active in the most recent three months prior to counting.  As a result of both revisions, we restated 2008 mobile accesses, adding 0.2 million accesses in the aggregate.  Our 2007 information is presented based on our prior classifications.

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

•
Internet and broadband multimedia services.  Our principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL; naked ADSL (a broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content delivery and personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price and VoIP services. Telefónica Spain is also providing services based on Fiber to the Home (FTTH), including a new range of products and services named “FUTURA”.  This line of products includes high speed Internet access (currently up to 30 Mb), which allows Telefónica Spain to provide its customers with advanced IPTV services such as High Definition (HDTV) channels, Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

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

•
Wholesale services for telecommunication operators.  Our wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework.  It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

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

•
Corporate services.  We provide business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible on line billing.  Telefónica Móviles España, S.A.U., or Telefónica Móviles España, offers corporate services through MoviStar Corporativo, and other advanced solutions for data developed for specific sectors.

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

Telefónica Spain’s total accesses decreased 1.2% to 46.8 million accesses at December 31, 2009 from 47.3 million accesses at December 31, 2008.  Total accesses at December 31, 2009 included 23.5 million mobile accesses, 14.2 million fixed telephony accesses, 5.7 million Internet and data accesses and 0.7 million pay TV accesses.  Additionally, it included 2.2 million unbundled local loop accesses and 0.4 million of wholesale ADSL accesses.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Spain.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	15,918.8	15,326.3	14,200.1
Internet and data accesses	5,321.8	5,670.0	5,722.5
Narrowband accesses	660.8	388.0	219.5
Broadband accesses	4,614.0	5,246.4	5,476.8
Other accesses	47.0	35.6	26.2
Mobile accesses	22,826.6	23,604.8	23,538.6
Pre-pay accesses	9,181.8	9,037.0	8,204.5
Pay TV accesses	511.1	612.5	703.0
Final clients accesses	44,578.2	45,213.6	44,164.2
Wholesale accesses	1,855.5	2,136.1	2,614.0
Total accesses	46,433.6	47,349.7	46,778.2

Telefónica Spain - Fixed business

Telefónica Spain provides fixed telephony services in Spain through the operator Telefónica de España, S.A., or Telefónica de España.

Operations

The following table presents, at the dates indicated, selected statistical data relating to the operations of Telefónica de España:

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	15,918.8	15,326.3	14,200.1
Internet and data accesses	5,321.8	5,670.0	5,722.5
Narrowband accesses	660.8	388.0	219.5
Broadband accesses	4,614.0	5,246.4	5,476.8
Other accesses	47.0	35.6	26.2
Pay TV accesses	511.1	612.5	703.0
Final clients accesses	21,751.6	21,608.8	20,625.6
Wholesale line rental accesses	–	9.5	97.4
Unbundled local loop accesses	1,353.9	1,698.0	2,153.8
Shared UL accesses	776.4	602.3	447.7
Full UL accesses	577.6	1,095.7	1,706.1
Wholesale ADSL accesses	495.5	423.8	359.0
Other accesses	6.0	4.7	3.7
Wholesale accesses	1,855.5	2,136.1	2,614.0
Total accesses	23,607.1	23,744.8	23,239.6

In 2009, the Spanish market for fixed telephony accesses was affected by an unfavorable economic environment and showed an estimated decrease of 0.8% year-on-year based on number of accesses.  During the same period, Telefónica Spain’s fixed telephony accesses decreased by 7.3% to 14.2 million accesses at December 31, 2009, from 15.3 million accesses at December 31, 2008, outpacing the total market decline as a result of fierce competition.  Telefónica Spain had net fixed telephony accesses losses of 1.1 million in 2009, higher than the 0.6 million net fixed telephony accesses losses recorded in 2008.

Estimated net adds in the total Spanish broadband market decreased 47.9% to 0.6 million in 2009 from 1.1 million in 2008. The total estimated Spanish broadband access market was approximately 9.9 million accesses at December 31, 2009.  Telefónica Spain’s broadband accesses increased 4.4% to 5.5 million at December 31, 2009 from 5.2 million accesses at December 31, 2008.

Unbundled local loops made up approximately 21.1% of the broadband access market in Spain at December 31, 2009 up from approximately 18.3% at December 31, 2008.  Unbundled local loops at December 31, 2009 amounted to 2.2 million accesses, of which nearly 21% were shared access loops.

Telefónica Spain’s total wholesale ADSL accesses were 0.4 million accesses at December 31, 2009, a decrease of 15.3% compared to the accesses at December 31, 2008, mainly because of the migration to unbundled local loops.

In 2009, Telefónica Spain continued to increase its presence in the pay TV market, achieving a customer base of 0.7 million accesses at December 31, 2009 from 0.6 million accesses at December 31, 2008.

Since 2005 Telefónica Spain has bundled ADSL products with other products in Duo bundles, which include voice and broadband services, and Trio bundles, which include voice, broadband and pay TV services.  The total number of Duo and Trio bundles increased by 7.2% to 4.9 million units at December 31, 2009 from 4.5 million units at December 31, 2008.  At December 31, 2009, 88% of Telefónica Spain’s broadband accesses were included in Duo or Trio bundles compared to 85% at December 31, 2008.

Sales and marketing

One of our main priorities has been to satisfy customer needs and increase customer loyalty by improving the quality of our customer service and offering a wide range of integrated telecommunications services.  We have reinforced our strategy of customer segmentation in order to tailor our services to best meet the specific needs of each customer segment.

In 2009 we marketed new products and promotions to strengthen our position in the market for fixed-mobile convergence, both for residential and business customers.

In 2009 we were also very active in capturing new fixed telephony customers (which, in many cases, included broadband customers as well) through “free-connection fee” campaigns. These campaigns stimulated new adds. At the same time, we improved the value of fixed lines creating, for example, Línea 3, a new product that offers our customers free national calls to their three most called numbers.

During 2009 Telefónica Spain continued marketing bundled ADSL products, which included voice and pay TV services, and Quadruple bundles, which include fixed telephony, mobile telephony, broadband access and pay TV services, some of these new bundles include:

•	Banda ancha total: bundle of fixed and mobile broadband; and

•	ADSL + voz móvil: bundle of fixed broadband and free mobile traffic during the weekends.

In September 2009, the CMT modified the regulatory framework for retail offers allowing Telefónica Spain to carry out promotions to its clients under certain conditions and simplifying the replicability analysis of the quadruple play.

In October 2009 Telefónica Spain launched ADSL Libre, a new product that allows customers to subscribe for a broadband connection without the monthly fixed line fee (naked ADSL).

ADSL commercial campaigns carried out to capture new broadband customers were very intense during 2009. In particular, the Semana Loca campaigns introduced new promotions with more attractive prices that allowed Telefónica Spain to better defend its market share.

In the business segment, we continued to promote our Puesto de Trabajo services, which is a package of services designed to meet the voice, data and IT needs for small- and medium-sized businesses.

The customer service model employed by Telefónica Spain, which is focused on achieving the highest degree of efficiency in customer service, has the following features:

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

•	the Telefónica On Line Store, accessible by Internet (www.telefonica.es), which offers customers the ability to order and purchase online the majority of services and products we offer; and

•	a customer service system for corporate customers, with a dedicated sales force.

Competition

Telefónica Spain’s main competitors in the fixed telephony market fall within three main categories:

•	cable operators, such as Spanish nationwide cable operator ONO, which offers bundles of voice, broadband and pay TV services, and regional cable operators (Euskaltel, Telecable and Grupo R);

•	ULL operators, such as Orange, Jazztel and Vodafone; and

•	large-business oriented operators, such as British Telecom and Colt, which offer voice and data virtual private networks (VPNs).

Telefónica Spain’s estimated market share at December 31, 2009 was as follows:

•	fixed telephony accesses market share amounted to approximately 72% of retail accesses (down from approximately 77% at December 31, 2008);

•	broadband market share amounted to approximately 56% of retail accesses (down from approximately 57% at December 31, 2008); and

•	pay TV market share amounted to approximately 17% of the market in terms of accesses (up from approximately 14% at December 31, 2008).

In November 2008, the CMT approved “Wholesale Access for Telephone Lines”, or AMLT, a new product that allows operators to resell telephone lines to their final customers.  During 2009 this product has shown a very slow growth.

Network and technology

Telefónica Spain has made significant investments to develop its broadband access business through broadband technology, as well as in capacity and security of its aggregation, transport and data network.

Telefónica Spain - Mobile business (Spain)

Telefónica Spain provides mobile services in Spain through the operator Telefónica Móviles España.

Operations

The Spanish mobile market exceeded 55.6 million accesses at December 31, 2009, which represented a penetration rate of 121%, an increase of more than 5 percentage points from December 31, 2008.  The Spanish mobile market showed growth as a result of data services development.

The following table presents, at the dates or for the periods indicated, selected statistical data relating to Telefónica Spain’s mobile business.

	At or for the year ended December 31,
	2007	2008	2009
Total mobile accesses (in thousands)	22,826.6	23,604.8	23,538.6
Pre-pay accesses (in thousands)	9,181.8	9,037.0	8,204.5
MOU (minutes)	161	156	n.a.
Traffic (millions of minutes)	n.a.	43,568	42,039
ARPU (in euros)	32.3	30.4	27.5

Our mobile customer base in Spain, measured in terms of accesses, stood at 23.5 million accesses at December 31, 2009, a decrease of 0.3% from 23.6 million at December 31, 2008.  This evolution was primarily driven by a 9.2% decrease in accesses in the pre-pay segment, which was primarily driven by our decision in December 2009 to disconnect 715 thousand pre-pay mobile accesses from the customer base as a consequence of lower activity levels.

In the context of an increasingly competitive market, with strong competition in number portability and pressure on pricing, Telefónica Móviles España’s main commercial objective was to maintain its market leadership in revenue share, based on its competitive tariff scheme, strong focus on high value customers and effective marketing and advertising strategies.  Telefónica Spain’s mobile business achieved negative net adds of 66 thousand accesses in 2009, compared to positive net adds of 0.8 million accesses in 2008, with a noteworthy number of net accesses gains in the contract segment, 0.8 million accesses in 2009, down from 0.9 million in 2008.

In terms of portability, which is customers transferring their number to Telefónica Móviles España from a competitor, Telefónica Móviles España’s total net adds was a negative figure of 0.2 million lines in 2009.  However, by continuing to focus on the higher value customer segments, net portability adds of contract lines was a positive, though significantly smaller, figure of 8.1 thousand lines in 2009.

At December 31, 2009, approximately 65% of our mobile accesses in Spain were contract, which represents an increase of 3.4 percentage points from December 31, 2008.

ARPU for Telefónica Spain’s mobile business decreased 9.7% to €27.5 in 2009 from €30.4 in 2008.  The decrease was primarily driven by a decrease in voice ARPU of 12.4% to €22.1 in 2009 from €25.2 in 2008 as a result of increased competition, interconnection price cuts, roaming-out regulation and less usage.  Outgoing voice ARPU also decreased 10.3% to €19.0 in 2009 from €21.2 in 2008.  These decreases were partially offset by an increase in data ARPU of 3.0% to €5.4 in 2009 from €5.2 in 2008, with outgoing data ARPU growing 3.4% to €4.8 in 2009 from €4.7 in 2008.

Traffic for 2009 decreased 3.5% to 42,039 million minutes compared to 43,568 million minutes in 2008 mainly due to a lower voice usage as customers optimized their consumption.

At December 31, 2009, Telefónica Spain’s customers held more than 8.9 million UMTS/HSDPA handsets, an increase of 12 percentage points from December 31, 2008.

Sales and marketing

Telefónica Spain is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:

•	in-depth market segmentation, with a focus on customer value;

•	programs to promote customer loyalty; and

•	pricing policies to stimulate usage, including launching segmented packages and innovative tariff options.

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

During 2009 Telefónica Spain’s main marketing campaigns focused on boosting demand for mobile broadband, with the launch of data flat rates for browsing the web by a handset or small screen (to access contents, music, television, etc.) as well as browsing the web with laptops or big screen, developing new concepts and campaigns such as “try and buy”.  In addition, Telefónica Spain offers access to mobile broadband services with HSPA technology.  These favorable data rates and mobile broadband capable devices have been bundled by Telefónica Spain in order to promote an increase in the number of accesses and level of use of mobile broadband services in Spain. In order to help achieve this goal:

•	In June 2009, Telefónica launched mobile broadband services for pre-pay customers.

•
In September 2009, Telefónica launched “mstore” with a catalogue of more than 1,000 mobile telephony applications and services, available to all Movistar customers, and ready to download to mobile phones and computers.

•	Also, in November 2009, Telefónica launched HSPA+ services and tariffs which allow downloading at peak speeds of 21 Mbs.

Competition

Telefónica Spain’s main competitors in the Spanish market for mobile communications service are: Vodafone España, a subsidiary of Vodafone plc, Orange, which is the trade name of France Telecom España S.A., Yoigo, whose principal shareholder is TeliaSonera, and other MVNO operators.

Telefónica Spain’s estimated market share in Spain in terms of mobile accesses was approximately 42% at December 31, 2009 (down from approximately 44% at December 31, 2008).

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

In 2009, Telefónica Spain invested in building out and enhancing its networks in Spain and developing its technological platforms and information systems.  At December 31, 2009, Telefónica Spain’s GSM/GPRS digital network in Spain consisted of approximately 22,293 base stations of 2G. In 2009, Telefónica Spain accelerated the expansion of its UMTS network with 1,547 new base stations with a total of more than 10,820 UMTS base stations installed at the end of the year.

Telefónica Europe

Telefónica Europe’s principal activities are the provision of fixed and mobile telephony services, Internet and data services in the United Kingdom, Germany, the Czech Republic and the Isle of Man, mobile telecommunications services in Ireland and Slovakia and pay TV in Czech Republic.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Europe.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,130.0	1,952.7	1,827.5
Internet and data accesses	880.0	1,354.5	1,754.7
Narrowband accesses	202.4	163.4	137.3
Broadband accesses	670.3	1,158.7	1,589.1
Other accesses	7.3	32.4	28.3
Mobile accesses	38,263.8	41,401.8	44,095.0
Pay TV accesses	73.2	114.5	137.6
Final clients accesses	41,347.0	44,823.5	47,814.9
Wholesale accesses	706.2	1,237.9	1,425.2
Total accesses	42,053.2	46,061.4	49,240.1

Telefónica Europe’s total accesses increased 6.9% to 49.2 million accesses at December 31, 2009 from 46.1 million accesses at December 31, 2008.  Total accesses at December 31, 2009 included 44.1 million mobile accesses, 1.8 million fixed telephony accesses, 1.8 million Internet and data accesses and 0.1 million pay TV accesses.  Additionally, it included 1.4 million ADSL wholesale accesses.

United Kingdom – Telefónica O2 UK

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the United Kingdom.

	At December 31,
	2007	2008	2009
	(in thousands)
Internet and data accesses	70.7	340.9	591.5
Broadband accesses	70.7	340.9	591.5
Mobile accesses	18,382.1	20,274.7	21,299.3
Pre-pay accesses	11,573.4	11,862.5	11,740.3
Final clients accesses	18,452.8	20,615.6	21,890.8
Total accesses	18,452.8	20,615.6	21,890.8

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	190	207	n.a.
Traffic (millions of minutes)	n.a.	46,585	53,856
ARPU (in euros)	34.4	29.0	24.7

The mobile penetration rate in the United Kingdom was approximately 126% at December 31, 2009, an increase of approximately 3 percentage points compared to  the penetration rate at December 31, 2008.

Total accesses for Telefónica O2 UK, Telefónica Europe’s operating company in the United Kingdom, increased 6.2% to 21.9 million accesses at December 31, 2009 compared to 20.6 million accesses at December 31, 2008 (excluding the Tesco mobile customer base, which is the result of a joint venture in which Telefónica O2 UK holds a 50% stake and whose customers use the Telefónica O2 UK network).  Telefónica O2 UK, had net adds of 1.3 million accesses in 2009, 41.0% less than its net additions in 2008.

Telefónica O2 UK added 1.1 million mobile contract accesses in 2009, bringing the total at December 31, 2009 to 9.6 million mobile contract accesses, an increase of 13.6% from December 31, 2008.  Pre-pay mobile accesses decreased from 11.9 million accesses from December 31, 2008 to 11.7 million accesses at December 31, 2009.  At December 31, 2009 mobile contract accesses made up 44.9% of Telefónica O2 UK’s mobile customer base, compared to 41.5% at December 31, 2008.  At December 31, 2009 Telefónica O2 UK had 0.6 million broadband accesses compared to 0.3 million broadband accesses at December 31, 2008.

Contract ARPU decreased to €40.8 in 2009 from €48.6 in 2008 (a decrease of 5.9% in local currency).  Pre-pay ARPU decreased to €12.3 in 2009 from €15.5 in 2008 (a decrease of 11.0% in local currency).  ARPU was €24.7 in 2009 down from €29.0 in 2008 (a decrease of 4.4% in local currency).  This decrease in local currency ARPU was caused by MTR regulation (which resulted in an average rate decrease of approximately 11% year-on-year) and customers’ usage optimization.  Traffic in 2009 increased 15.6% to 53,856 million minutes compared to 46,585 million minutes in 2008.

Sales and marketing

In the United Kingdom, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail, internet advertising and sponsorship to market Telefónica O2 UK’s products and services.

In 2009, Telefónica O2 UK continued its focus on high-value customers across various segments and  offered a wide range of smart phones such as the iPhone 3GS and the Palm Pre, in addition to mobile and fixed broadband representing one of the key drivers of revenue growth in 2009.

In 2009 Telefónica O2 UK was voted “Best Network” for the second consecutive year at Mobile Awards 2009.

Competition

Telefónica O2 UK’s estimated market share was approximately 26.2% at December 31, 2009 compared with approximately 25.9% at December 31, 2008, based on the number of mobile accesses.

In addition to Telefónica O2 UK, there are currently four other network operators in the UK mobile telecommunications market: Vodafone UK, a subsidiary of Vodafone plc, T-Mobile UK, a subsidiary of Deutsche Telecom AG, Orange, owned by France Telecom, and 3, owned by Hutchison Whampoa.  MVNOs operating in the UK market include Virgin Mobile and Talk-Talk, owned by Virgin Media and The Carphone Warehouse Group, respectively, which respectively use the T-Mobile UK and Vodafone network, and Tesco Mobile, a joint venture in which Telefónica O2 UK holds a 50% stake, and which uses the Telefónica O2 UK network.

We understand that a proposed joint venture between France Telecom and Deutsche Telekom’s UK operators (Orange UK and T-Mobile UK, respectively) is currently being analyzed by regulators.

At December 31, 2009, Telefónica O2 UK also provides the network infrastructure for LycaMobile, a mobile virtual network operator (MVNO) who competes with us and  pays Telefónica O2 UK to use its network.

Network and technology

Telefónica O2 UK’s digital network in the United Kingdom is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 UK’s international roaming agreements, enables Telefónica O2 UK’s customers to make and receive calls in more than 200 countries worldwide.  At December 31, 2009, Telefónica O2 UK’s GSM/UMTS digital network consisted of approximately 11,817 base stations.

Telefónica O2 UK had rolled out ULL capabilities to 1,245 exchanges by the end of 2009, giving its broadband network population coverage of 67.2% in terms of the UK population.

Germany – Telefónica O2 Germany

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Germany.

	At December 31,
	2007	2008	2009
		(in thousands)
Internet and data accesses	74.7	214.8	285.1
Broadband accesses	74.7	214.8	285.1
Mobile accesses	12,471.5	14,198.5	15,507.4
Pre-pay accesses	6,235.0	7,231.5	7,807.0
Final clients accesses	12,546.2	14,413.3	15,792.5
Wholesale accesses	596.0	1,128.4	1,316.8
Total accesses	13,142.3	15,541.7	17,109.3

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	131	138	n.a.
Traffic (millions of minutes)	n.a.	22,313	23,257
ARPU (in euros)	20.4	17.4	15.6

The mobile penetration rate in Germany was approximately 132% at December 31, 2009, similar to the penetration rate at December 31, 2008.

The total customer base of Telefónica O2 Germany, Telefónica Europe’s operating company in Germany, increased by 1.6 million accesses from December 31, 2008 to 17.1 million accesses at December 31, 2009.  Telefónica O2 Germany’s joint venture with Tchibo Mobile was responsible for 0.1 million of this increase in accesses from December 31, 2008 to 1.4 million accesses at December 31, 2009, while Telefónica O2 Germany’s “Fonic” low-cost brand, added 0.6 million accesses from December 31, 2008, giving it a customer base of 1.3 million accesses at December 31, 2009.

Telefónica O2 Germany had net adds of 0.7 million mobile contract accesses and 0.6 million mobile pre-pay accesses in 2009, bringing the contract and pre-pay customer base at December 31, 2009 to 7.7 million accesses and 7.8 million accesses respectively.

At December 31, 2009, Telefónica O2 Germany had a customer base of 0.3 million broadband accesses. Telefónica O2 Germany reported 1.3 million ULL lines at December 31, 2009, an increase of 16.7% from 1.1 million ULL lines at December 31, 2008.

ARPU continued to decline in 2009, decreasing 9.9% to €15.6 in 2009 from €17.4 in 2008, partly as a result of an approximately 14% regulated cut in MTRs in April 2009 and the fierce level of competition in the German market.  Contract ARPU decreased 10.0% to €26.1 in 2009 from €29.0 in 2008.  Pre-pay ARPU decreased 4.4% to €5.7 in 2009 from €5.9 in 2008. Traffic in 2009 increased 4.2% to 23,257 million minutes compared to 22,313 million minutes in 2008.

Sales and marketing

During 2009 Telefónica O2 Germany revised its commercial model, replacing existing tariffs such as “Genion S/M/L/XL”, with the new and innovative “O2 o” proposition, where customers have contracts with no minimum spend, and a monthly cap for voice and SMS.  As a result of this new commercial proposition “My Handy” has been introduced which separates the handset from the traditional subsidized mobile phone contract, with customers acquiring a separate contract for a handset. The “Inklusivpaket” plan continues to be marketed as a data tariff.

Telefónica O2 Germany continued to build on its core strategy of increasing its distribution network, which was broadly in line with target at 940 shops at year end.

Competition

Telefónica O2 Germany’s estimated market share in Germany was approximately 14.3% at December 31, 2009 compared to approximately 13.5% at December 31, 2008, based on number of mobile accesses.

Telefónica O2 Germany competes primarily with three other companies in the German market for mobile telecommunications.  These are T-Mobile, which is owned by Deutsche Telecom AG, Vodafone Germany, a subsidiary of Vodafone plc, and E-Plus, which is owned by KPN. Telefónica O2 Germany also competes with several MVNOs.

Network and technology

Telefónica O2 Germany’s digital network in Germany is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Germany’s international roaming agreements, enables Telefónica O2 Germany customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2009, Telefónica O2 Germany’s GSM/UMTS digital network consisted of approximately 17,210 base stations.

Czech Republic and Slovakia – Telefónica O2 Czech Republic and Telefónica O2 Slovakia

Telefónica Europe provides fixed line, pay TV, and mobile services in the Czech Republic and mobile services in Slovakia, where it launched operations during the first quarter of 2007.

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the Czech Republic (data excludes Slovakia).

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,069.2	1,893.4	1,770.6
Internet and data accesses	719.1	779.5	848.7
Narrowband accesses	202.4	163.4	137.6
Broadband accesses	509.4	583.7	683.2
Other accesses	7.3	32.4	28.3
Mobile accesses	5,125.4	4,802.1	4,944.6
Pre-pay accesses	2,881.5	2,282.8	2,130.2
Pay TV accesses	73.2	114.5	137.6
Final clients accesses	7,986.8	7,589.5	7,701.5
Wholesale accesses	110.2	109.5	108.4
Total accesses	8,097.0	7,698.9	7,810.0

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	117	121	n.a.
Traffic (millions of minutes)	n.a.	7,420	8,232
ARPU (in euros)	18.9	22.8	19.3

The mobile penetration rate in the Czech Republic was approximately 134% at December 31, 2009, approximately 3 percentage points higher than the penetration rate at December 31, 2008.

Fixed telephony accesses for Telefónica O2 Czech Republic, Telefónica Europe’s operating company in the Czech Republic, decreased by 6.5% to 1.8 million accesses at December 31, 2009 from 1.9 million accesses at December 31, 2008, mainly as the result of fixed-to-mobile substitution.

Telefónica O2 Czech Republic’s broadband accesses increased 17.0% compared to December 31, 2008 to 0.7 million accesses at December 31, 2009.  The pay TV customer base increased 20.2% to 0.1 million accesses at December 31, 2009. These increases are primarily as a result of increased demand for these services in the Czech Republic.

Telefónica O2 Czech Republic’s mobile accesses increased 3.0% to 4.9 million accesses at December 31, 2009, from 4.8 million accesses at December 31, 2008. Contract mobile accesses accounted for 56.9% of these accesses at December 31, 2009, up from 52.5% at December 31, 2008.  The number of pre-pay mobile accesses decreased 43.1%, to 2.1 million accesses at December 31, 2009 from 2.3 million accesses at December 31, 2008.

ARPU decreased to €19.3 in 2009 from €22.8 in 2008 (a reduction of 10.5% in local currency).  Pre-pay ARPU decreased to €8.5 in 2009 from €11.4 in 2008 (a reduction of 21.9% in local currency), primarily due to customers optimizing their tariffs and calling patterns.  Contract ARPU decreased to €28.2 in 2009 from €33.5 in 2008 (a decrease of 12.0% in local currency), primarily due to regulated MTR cuts (approximately 22.7% year-on-year) and customers optimizing their spending.  Traffic in 2009 increased 11.0% to 8,232 million minutes compared to 7,420 million minutes in 2008.

Sales and marketing

During 2009 the dominant mobile proposition of Telefónica O2 Czech Republic remained the “O2 Neon” tariffs launched in 2008, which are designed to stimulate traffic through a simplified, flat tariff structure. In 2009 a new concept was launched in fixed segment, called “O2 Home”, where subscribers can purchase DSL packages without the need to have a fixed line. Within the O2 Home offering are options to subscribe for bundled products, including mobile broadband, mobile tariffs and IPTV at more advantageous prices.

Competition

There are currently two other primary competitors in the Czech Republic mobile telecommunications market, Vodafone Czech Republic, which is owned by Vodafone plc., and T-Mobile, which is part of Deutsche Telecom AG.

Telefónica O2 Czech Republic had an estimated mobile market share of approximately 39.2% at December 31, 2009 compared to approximately 38.6% at December 31, 2008, based on number of mobile accesses.

The fixed telephony market in the Czech Republic consists of six large operators and a number of other smaller providers.  In voice the major competitors are U:fon, UPC and other cable operators which also provide integrated voice, Internet and pay TV offers.  Internet service is offered by all major mobile operators as well as a large volume of WiFi providers.  Pay TV is dominated by a number of cable and satellite companies, the biggest being UPC.

Network and technology

Telefónica O2 Czech Republic’s digital network in the Czech Republic is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Czech Republic’s international roaming agreements, enables its customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2009, Telefónica O2 Czech Republic’s GSM/UMTS digital network consisted of 4,786 base stations.

Slovakia

At December 31, 2009, Telefónica O2 Slovakia’s total number of mobile accesses amounted to 0.6 million accesses, an increase of 69.9% compared to December 31, 2008.  Contract mobile accesses accounted for 35.4% of these accesses at December 31, 2009 compared to 30.4% at December 31, 2008.  Throughout 2009, Telefónica O2 Slovakia continued with “O2 Fér” plan, a simple tariff which unifies pre-pay and contract mobile rates and offers SIM-only products without a handset subsidy.

In 2009, Telefónica O2 Slovakia continued to roll out its own network infrastructure, and by December 31, 2009 the company had 917 base stations, which fulfilled its license conditions.

Ireland – Telefónica O2 Ireland

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Ireland:

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	1,646.1	1,727.7	1,714.3
Pre-pay accesses	1,090.9	1,084.6	1,022.5

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	248	245	n.a.
Traffic (millions of minutes)	n.a.	4,867	4,672
ARPU (in euros)	45.9	43.2	39.6

The mobile penetration rate in Ireland was approximately 120% at December 31, 2009, approximately 1 percentage point lower than the penetration rate at December 31, 2008.

Telefónica O2 Ireland had net losses of 13 thousand mobile accesses in 2009.  Telefónica O2 Ireland’s customer base, in terms of mobile accesses, decreased 0.8% from December 31, 2008 to 1.7 million mobile accesses at December 31, 2009.

Telefónica O2 Ireland had net adds of 49 thousand contract mobile accesses in its mobile business in 2009, a decrease of 44.6% on December 31, 2008.

ARPU decreased by 8.3% in 2009 to €39.6 from €43.2 in 2008.  Contract ARPU decreased 14.6% to €62.0 in 2009 from €72.5 in 2008 due to a different price plan mix.  Pre-pay ARPU decreased by 5.7% in 2009 to €25.5 in 2009 from €27.0 in 2008.  Traffic in 2009 decreased 4.0% to 4,672 million minutes compared to 4,867 million minutes in 2008 primarily due to voice to text substitution.

Sales and marketing

During 2009, Telefónica O2 Ireland continued to be the exclusive provider of the iPhone, with the new version 3GS having been launched in June.  The second half of the year saw the launch of the new O2 exclusive Palm Pre phone, and pre-pay mobile internet.

Competition

There are currently three other primary competitors in the Irish mobile telecommunications market: Vodafone Ireland, which is part of Vodafone plc, Meteor, which is part of Eircom, and 3 Ireland, which is part of Hutchison Wampoa.

Telefónica O2 Ireland had an estimated market share of the Irish mobile market of approximately 32.3% at December 31, 2009 compared to approximately 32.5% at December 31, 2008, based on number of mobile accesses.

Network and technology

Telefónica O2 Ireland’s digital network in Ireland is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Ireland’s international roaming agreements, enables Telefónica O2 Ireland customers to make and receive calls in more than 200 countries worldwide.

At December 31, 2009, Telefónica O2 Ireland’s GSM/UMTS digital network consisted of approximately 1,692 base stations.

Telefónica Latin America

Telefónica Latin America provides fixed and mobile telephony, Internet and data services and pay TV services through the operators described in the following sections in the main Latin American markets.  In addition, Telefónica Latin America’s other members include: Telefónica Empresas, Telefónica International Wholesale Services (TIWS), the business unit responsible for other telecommunications operators and for managing our international services and the network which supports these services, and Terra Networks Latin América.

The following table presents statistical data relating to our operations in Latin America:

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	25,381.0	25,644.5	24,578.3
Internet and data accesses	6,954.8	7,629.8	7,605.2
Narrowband accesses	1,815.6	1,445.8	1,070.6
Broadband accesses	5,035.9	6,067.0	6,426.8
Other accesses	103.4	117.0	107.8
Mobile accesses	100,542.2	123,385.2	134,698.9
Pay TV accesses	1,163.8	1,540.5	1,648.6
Final clients accesses	134,041.8	158,200.1	168,531.1
Wholesale accesses	62.6	59.0	56.1
Total accesses	134,104.4	158,259.0	168,587.2

Telefónica Latin America’s total accesses increased 6.5% to 168.6 million accesses at December 31, 2009 from 158.3 million accesses at December 31, 2008.  Total accesses at December 31, 2009 include 134.7 million mobile accesses, 24.6 million fixed telephony accesses, 7.6 million Internet and data accesses and 1.6 million pay TV accesses.  Additionally, it includes 56 thousand wholesale accesses.

The following table sets forth certain information at December 31, 2009 regarding the principal Latin American operating companies of Telefónica Latin America.

Country	Company	Population		Interest
		(in millions)		(%)
Brazil	Telecomunicações de São Paulo, S.A.—Telesp	41.26	(*)	87.95
	Brasilcel, N.V.(1)	192.3		50.00
Mexico	Telefónica Móviles México, S.A. de C.V.	110.6		100.00
Panama	Telefónica Móviles Panamá, S.A.	3.5		100.00
Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.5		100.00
Guatemala	Telefónica Móviles Guatemala, S.A.	13.7		99.98
El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	5.9		99.08
Venezuela	Telcel, S.A.	28.4		100.00
Colombia	Colombia Telecomunicaciones, S.A. ESP.	45.2		52.03
	Telefónica Móviles Colombia, S.A.			100.00
Peru	Telefónica del Perú, S.A.A.	28.2		98.34
	Telefónica Móviles Perú, S.A.C.			100.00
Ecuador	Otecel, S.A.	14.1		100.00
Argentina	Telefónica de Argentina, S.A.	40.1		100.00
	Telefónica Móviles Argentina S.A.			100.00
Chile	Telefónica Chile, S.A.	16.7		97.89
	Telefónica Móviles Chile, S.A.			100.00
Uruguay	Telefónica Móviles Uruguay, S.A.	3.4		100.00

(*)	Concession area only.
(1)	Jointly controlled and managed by Telefónica and Portugal Telecom. Brasilcel is the holding company which controls the mobile operating company Vivo.

Brazil

The following table presents, at the dates indicated, selected statistical data relating to our operations in Brazil.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	11,960.0	11,661.9	11,253.8
Internet and data accesses	3,288.6	3,625.8	3,440.2
Narrowband accesses	1,155.9	996.4	723.1
Broadband accesses	2,069.6	2,557.8	2,638.4
Other accesses	63.1	71.6	78.7
Mobile accesses	33,483.5	44,945.0	51,744.4
Pre-pay accesses	27,236.4	36,384.0	41,960.7
Pay TV accesses	230.9	472.2	487.2
Final clients accesses	48,963.1	60,704.9	66,925.7
Wholesale accesses	37.4	34.1	34.2
Total accesses	49,000.5	60,739.1	66,959.8

Telefónica Latin America’s accesses in Brazil increased 10.2% to 67.0 million accesses at December 31, 2009 from 60.7 million accesses at December 31, 2008. This growth reflects a 15.1% year-on-year increase in Vivo’s (Telefónica Latin America’s jointly-controlled Brazilian mobile business) customer base and, to a lesser extent, the expansion of Telecomunicações de São Paulo, S.A.’s, or Telesp’s, (Telefónica Latin America’s Brazilian fixed line business) broadband and pay TV businesses. These increases were offset by a reduction in the number of fixed telephony accesses at Telesp and a decrease in narrowband Internet accesses primarily as a result of a modest migration to broadband accesses.

Brazil Fixed Business – Telecomunicações de São Paulo, S.A. – Telesp

Operations

Telesp provides fixed telephony and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.

Telesp’s fixed telephony, Internet and data and pay TV accesses decreased 3.7% to 15.2 million accesses at December 31, 2009 from 15.8 million accesses at December 31, 2008, primarily due to the reduction in the number of fixed telephony accesses, within the context of increased fixed-to-mobile substitution as a result of the growth in Brazil’s mobile sector, and a decrease in narrowband Internet accesses, as a result of migration to broadband solutions, that was not compensated by broadband accesses increase.  Telesp’s fixed telephony accesses decreased 3.5% to 11.3 million accesses at December 31, 2009 from 11.7 million accesses at December 31, 2008.  Of these, 25.8% were pre-pay accesses or accesses with consumption limits.

The Brazilian broadband market continued to grow in 2009.  Telesp increased its broadband customer base by 3.2% to 2.6 million accesses at December 31, 2009.  This moderate increase was affected by the decision of ANATEL, the Brazilian telecommunications regulator, to suspend the sale of Telesp’s broadband products from June 22, 2009 to August 27, 2009 as a result of several technical problems on our network.  Telesp offers pay TV mainly through a DTH solution and, since the fourth quarter of 2007 after the acquisition of Navy Tree, also offers MMDS technology, reaching 0.5 million accesses at December 31, 2009, 15 thousand accesses more than at December 31, 2008.

Telesp’s voice traffic, measured in minutes, decreased by 5.0% in 2009 compared to 2008, mainly due to lower local and long distance traffic that was not compensated by higher interconnection traffic coming primarily from mobile networks.  Fixed local traffic, measured in minutes, decreased 7.4% due to lower fixed telephony accesses, and the implementation of flat rates and minutes bundles. Fixed-to-mobile traffic, measured in minutes, fell 7.9% in 2009 compared to 2008 as a result of a migration of traffic to mobile networks.

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

We offer bundled products, which include both local and long-distance traffic and minutes bundled with broadband.  We believe that the trend towards bundled offers in Brazil will continue to grow, and that further developing such offers will be important to maintaining our competitiveness in the market. Also, in 2009 Telesp launched its “X-treme” products, based on FTTX technology, and its IPTV services as well.

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

Telesp had an estimated market share in the fixed telephony market in the State of São Paulo of approximately 74.4% at December 31, 2009 based on the number of fixed telephony accesses, down from approximately 83.5%

at December 31, 2008.  This decrease is mainly due to intense competition from Net, which offers its “Net Phone” service as part of its offer of pay TV and broadband.

Network and technology

During the first half of 2009, Telesp had some problems with its network that affected the quality of the service of some products, particularly broadband.  In order to guarantee the stability of the service, ANATEL suspended the sale of “Speedy”, our broadband product, on June, 22, 2009.  That suspension was temporary and subject to the implementation by Telesp of an action plan to improve the service.  Telesp presented its action plan that included capital expenditures and customer care and network expenses.  As a result of this, the suspension was revoked on August, 27, 2009.  In addition, Telesp continued through 2009 to develop its ADSL network as long as the deployment of the fiber access network.

Brazil mobile business – Brasilcel (Vivo)

Operations

With approximately 174 million mobile accesses, Brazil ranked first in Latin America in terms of number of mobile accesses at December 31, 2009.  At December 31, 2009, Brazil had an estimated mobile market penetration rate of approximately 90.5%, compared to approximately 79% at December 31, 2008.

Telefónica and Portugal Telecom are 50:50 shareholders in Brasilcel, a joint venture which combines Telefónica’s and Portugal Telecom’s mobile businesses in Brazil.  This joint venture is the leading mobile operator in Brazil in terms of number of mobile accesses at December 31, 2009.  All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003.  The licensed areas of Brasilcel include 20 states in Brazil with an aggregate population of approximately 192.3 million people.

Vivo’s customer base, in terms of number of accesses, increased 15.1% to 51.7 million accesses at December 31, 2009 from 44.9 million accesses at December 31, 2008. Of these, 9.8 million were mobile contract accesses.  The primary factors contributing to this growth include the increasing importance of the new mobile broadband accesses, the wider range of handsets available, Vivo’s leadership in terms of brand and distribution chain, ongoing marketing campaigns for pre-pay mobile traffic and an improved capacity to attract contract mobile accesses first with Vivo Escolha plans and with Vivo Voçe.  Vivo Voçe, launched to improve Vivo Escolha plans, started to be commercialized at the end of November 2009.  These plans are customized plans that allow customers to choose the mix of services with an extra bunch of free voice minutes, messaging, or mobile Internet access.  Vivo Voçe also helped to increase customer loyalty by encouraging increased minute consumption and maintaining the perception on the market of Vivo’s lower prices than its competitors.  These plans are divided into different categories depending on the number of minutes included as well as additional upgrade features, such as extra SMS, extra minutes of long distance calls and extra MMS, with the improvement of being able to choose two of these upgrades instead of one as in the previous plans and include a 3G Internet upgrade option.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	40,547	52,134
ARPU (in euros)	11.9	11.2	9.9

Traffic in 2009 increased 28.6% to 52,134 million minutes compared to 40,547 million minutes in 2008 due to the characteristics of the promotions offered by Vivo in 2009, which focused on the pre-pay mobile segment and control lines, which require minimum consumption and a prepaid “recharge” when such consumption is complete.

ARPU was €9.9 in 2009 compared to €11.2 in 2008 (a decrease of 8.6% in local currency).  The decrease in local currency reflected the increased proportion of “SIM only” accesses in the pre-pay customer base and control accesses in the contract customer base, despite the growth in data consumption.

Sales and marketing

Vivo actively manages its distribution channels, which consisted of approximately 12,070 points of sale at December 31, 2009.  Also, pre-pay mobile customers have access to a wide range of “recharge” points.  Credit recharges can also be made by electronic transfers through the commercial banking network.  At December 31, 2009, approximately 18.9% of Vivo’s customer base were contract mobile accesses and the remaining 81.1% were pre-pay mobile accesses.  Contract mobile accesses growth was driven by customer acquisition and retention campaigns focused on high-value customers, with an emphasis on the Vivo Escolha and Vivo Voçe plans.

Competition

Vivo was the leading mobile operator in Brazil in terms of number of accesses at December 31, 2009.  The growth of the Brazilian market was considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Vivo operates.  Vivo’s major competitors are subsidiaries of Telecom Italia, America Móvil and Oi.

Vivo’s estimated market share in terms of mobile accesses in the Brazilian mobile markets in which it operates was approximately 29.7% at December 31, 2009, down from approximately 30.0% market share at December 31, 2008.

Network and technology

The licenses granted to the companies integrated under the Vivo brand allow operations over the WCDMA, GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems.  Vivo offers both analog and digital services in the bands of 800 MHz, 1900 MHz and 2100 MHz.  In 2009 migration from the CDMA to the GSM network continued.  Vivo’s GSM customer base at December 31, 2009 amounted to 40.7 million accesses, 78.7% of its total customer base.

Venezuela

Venezuela mobile business – Telcel, S.A. – Telcel

Operations

The following table presents, at the dates indicated, selected statistical data relating to our operations in Venezuela.

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	9,434.0	10,584.0	10,531.4
Pre-pay accesses	8,900.3	9,970.7	9,891.1
Fixed wireless accesses	995.9	1,312.8	1,214.3
Pay TV	––	8.5	62.8
Total accesses	10,429.9	11,905.3	11,808.5

The mobile penetration rate in Venezuela stood at an estimated 100.6% at December 31, 2009, an increase of approximately 0.5 percentage points from December 31, 2008.

Telefónica Latin America operates in Venezuela through Telcel, S.A., or Telcel, whose accesses decreased 0.8% to 11.8 million accesses at December 31, 2009 from 12.0 million accesses at December 31, 2008, mainly due to intense competition.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	14,993	14,951
ARPU (in euros)	16.3	16.9	21.2

Traffic in 2009 decreased 0.3% to 14,951 million minutes from 14,993 million minutes in 2008, due to lower quality pre-pay mobile accesses and lower contract mobile accesses usage.

ARPU for 2009 was €21.2 compared to €16.9 in 2008 (an increase of 19.2% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).  The increase in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009 reflected the increase in tariffs, the increased proportion of contract mobile accesses in the customer base and the continued growth in data revenues.

Sales and marketing

In Venezuela, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products.  At December 31, 2009, 6.1% of our mobile accesses in Venezuela were contract mobile accesses, while approximately 93.9% were pre-pay mobile accesses.

In 2009 the company continued implementing its strategy of offering a wider range of exclusive handsets, including the launch of several Blackberry models.

Competition

The major competitors in the Venezuela mobile business are Movilnet and Digitel.  Movilnet is a mobile services communication provider owned by the public operator CANTV.  Movilnet currently uses CDMA and GSM technologies.  In late December, it launched 3.5G service.  Digitel is a mobile communications provider that uses GSM technology and focuses its strategy on mobile internet services based on 3G.

According to the Comisión Nacional de Telecomunicaciones de la República Bolivariana de Venezuela, or CONATEL, CANTV is the incumbent operator in Venezuela with a 46% share of the mobile market (through Movilnet) as of December 31, 2009.  CANTV is controlled by the government of Venezuela.

Telefónica’s estimated market share in the Venezuelan mobile market, in terms of mobile accesses, was approximately 36.9% at December 31, 2009, down from approximately 37.8% at December 31, 2008.

Network and technology

In Venezuela, we operate a digital network based on the CDMA and GSM standard.  In 2009, we deployed an overlay based on UMTS /HSDPA.  At December 31, 2009, approximately 66.2% of Telcel’s accesses in Venezuela were based on the GSM network.  Also, we offer HSUPA technology that offers higher speed to upload data to the web, especially while loading images, e-mails, videos, etc.

Argentina

The following table presents, at the dates indicated, selected statistical data relating to our operations in Argentina.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	4,682.5	4,603.1	4,607.7
Fixed wireless accesses	104.3	22.4	36.2
Internet and data accesses	1,149.9	1,284.3	1,351.0
Narrowband accesses	312.2	182.8	112.7
Broadband accesses	819.3	1,082.0	1,238.3
Other accesses	18.4	19.5	—
Mobile accesses	13,629.7	14,829.6	15,931.9
Pre-pay accesses	8,836.0	9,687.6	10,736.8
Final clients accesses	19,462.1	20,717.0	21,890.7
Wholesale accesses	9.3	10.0	9.3
Total accesses	19,471.4	20,726.9	21,900.0

Telefónica Latin America managed a total of 21.9 million accesses in Argentina at December 31, 2009, an increase of 5.7% from December 31, 2008.  This increase was underpinned by growth in mobile accesses, which increased by 7.4% to 15.9 million accesses at December 31, 2009 from 14.8 million accesses at December 31, 2008, and in the number of broadband accesses, which increased by 14.4% to 1.2 million accesses at December 31, 2009 from 1.1 million accesses at December 31, 2008.

Argentina fixed business – Telefónica de Argentina S.A.

Operations

Telefónica Latin America conducts its Argentine fixed business through Telefónica de Argentina, the leading provider of fixed telephony services in Argentina in 2009 based on number of accesses, according to information provided by its competitors and regulatory authorities.

Telefónica de Argentina’s accesses increased 1.2% to 6.0 million accesses at December 31, 2009 from 5.9 million accesses at December 31, 2008.  This modest growth was primarily driven by a 14.4% increase in broadband accesses to 1.2 million accesses at December 31, 2009 from 1.1 million accesses at December 31, 2008.  The growth in broadband accesses was accompanied by a slight increase in fixed telephony accesses of 0.1% to 4.6 million accesses at December 31, 2009 from December 31, 2008.

Total voice traffic (measured in minutes) declined 5.6% during 2009 as compared to 2008 despite the sharp growth of mobile-to-fixed traffic.  Local and interconnection fixed-to-fixed traffic (measured in minutes) decreased 5.9% and 4.5%, respectively, in the year ended December 31, 2009 compared to the year ended December 31, 2008.  Public use telephony traffic (measured in minutes) in 2009 decreased by 18.4% compared to the year ended December 31, 2008.

Sales and marketing

In Argentina, Telefónica de Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its fixed telephony products and services.  Telefónica de Argentina continued answering customers’ needs through the development of its broadband business and by providing them new value added services.  Telefónica de Argentina also focused its product strategy on bundles and packages supported by commercial offerings like flat-rate plans (tarifa plana).  In 2009, we continued commercializing long distance flat-rate plans.  The flat-rate plan was primarily sold with the bundling of broadband access together with a local traffic plan.  At December 31, 2009 approximately 67.0% of the broadband customer base subscribed to broadband through a bundled package.

Competition

Telefónica de Argentina is the incumbent provider of fixed telephony services in the southern region of Argentina.  However, other licensees currently providing fixed telephony services include Telecom Argentina S.A., Telmex Argentina S.A., Impsat S.A. (acquired by Global Crossing in May 2007) and Port-Hable (Hutchison Telecommunications Argentina S.A.).  Claro, a mobile phone company owned by America Móvil, also competes in the fixed telephony market.

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

Telefónica had an estimated market share in the Argentine fixed telephony market of approximately 47.8% at December 31, 2009 based on number of fixed telephony accesses, down from approximately 48.1% at December 31, 2008.

Network and technology

Telefónica de Argentina invested in 2009 to develop its broadband access business through ADSL technology, increasing the network coverage and capacity.

Argentina mobile business – Telefónica Móviles Argentina S.A.

Operations

The Argentine mobile market continued to grow at a strong pace in 2009, with an increase in its penetration to approximately 120.3% at December 31, 2009, from approximately 109.8% at December 31, 2008, based on number of mobile accesses.

Telefónica Latin America conducts its Argentine mobile business through Telefónica Móviles Argentina S.A., or Telefónica Móviles Argentina, whose accesses increased 7.4% to 15.9 million accesses at December 31, 2009 from 14.8 million accesses at December 31, 2008.  Telefónica Móviles Argentina also increased its number of contract mobile accesses by 1.0% to 5.2 million accesses at December 31, 2009 from 5.1 million accesses at December 31, 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	12,941	15,562
ARPU (in euros)	8.5	8.7	8.6

Traffic reached 15,562 million minutes in 2009, an increase of 20.2% compared to 12,941 million minutes in 2008, mainly driven by the growth in on-net traffic.

ARPU was €8.6 in 2009 compared to €8.7 in 2008 (an increase of 10.7% in local currency).  The increase in local currency reflected customer adoption of new products and services (upgrades and more consumption), tariff increases and the continued growth in data revenues.

Sales and marketing

In Argentina, Telefónica Móviles Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  At December 31, 2009, approximately 32.6% of our accesses in Argentina were contract mobile accesses.  During 2009, Telefónica Móviles Argentina offered Internet mobile service with plans with limited or unlimited usage.

Competition

We currently have three competitors in the Argentine market for mobile communications services, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina; Claro, controlled by América Móvil; and Nextel, owned by NII Holdings Inc.

Telefónica Móviles Argentina’s estimated market share in the Argentine mobile market in terms of mobile accesses was approximately 33.0% at December 31, 2009, down from approximately 34.0% at December 31, 2008.

Network and technology

In Argentina we operate on digital networks based upon GSM and UMTS technology. At December 31, 2009, GSM accesses represented 98.6% of Telefónica Móviles Argentina’s accesses.  Also, Telefónica Móviles Argentina developed its mobile broadband business through UMTS technology by increasing coverage.

Chile

The following table presents, at the dates indicated, selected statistical data relating to our operations in Chile.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,172.4	2,121.0	2,028.0
Internet and data accesses	686.8	743.8	807.2
Narrowband accesses	31.8	18.7	15.9
Broadband accesses	646.0	716.6	783.2
Other accesses	8.9	8.6	8.1
Mobile accesses	6,282.7	6,875.0	7,524.7
Pre-pay accesses	4,742.2	4,956.0	5,435.9
Pay TV accesses	219.9	263.0	285.1
Final clients accesses	9,361.7	10,002.7	10,645.0
Wholesale accesses	15.4	11.5	8.9
Total accesses	9,377.2	10,014.3	10,653.8

At December 31, 2009 Telefónica Latin America managed a total of 10.7 million accesses in Chile, 6.4% more than at December 31, 2008, underpinned by growth in mobile accesses, which increased by 9.5% to 7.5 million accesses at December 31, 2009 from 6.9 million accesses at December 31, 2008.  Growth was also driven, by a 9.3% increase in broadband accesses to 0.8 million accesses at December 31, 2009 and an 8.4% increase in pay TV accesses to 0.3 million accesses at December 31, 2009.  Fixed telephony accesses decreased 4.4% to 2.0 million accesses at December 31, 2009 from 2.1 million accesses at December 31, 2008.

Chilean fixed business – Telefónica Chile S.A.

Operations

Telefónica Latin America conducts its Chilean fixed business through Telefónica Chile S.A., or Telefónica Chile (formerly Compañía de Telecomunicaciones de Chile, or CTC Chile), the leading fixed line telecommunications operator in Chile based on number of accesses, according to information provided by its competitors and regulatory authorities.  Telefónica Chile’s accesses decreased 0.3% to 3.1 million accesses at December 31, 2009.  Telefónica Chile’s fixed telephony accesses decreased by 4.4% from December 31, 2008 to 2.0 million accesses at December 31, 2009.  Broadband and pay TV accesses continued to grow in 2009, and Telefónica Chile managed 0.8 million broadband accesses at December 31, 2009 compared to 0.7 million at December 31, 2008.

Telefónica Chile’s pay TV business grew to 0.3 million accesses at December 31, 2009.  Telefónica Chile established itself as the third pay TV operator in Chile, by number of accesses in 2009.

Sales and marketing

One of our main priorities is to satisfy customer needs by improving the quality of our customer service.  We continued our strategy of segmenting our customers in order to tailor our services to best meet the specific needs of each customer segment. With respect to broadband, Telefónica Chile launched bundle services of broadband and voice to satisfy customer demand. Also double and triple play bundles represented one of the drivers of revenue growth.

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

From October 25, 2009, all fixed and/or mobile businesses products and services are marketed under the brand “Movistar”, formerly used exclusively by the mobile business.

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

Telefónica Chile’s estimated market share at December 31, 2009 was as follows:

•	approximately 47.1% of retail broadband accesses, down from approximately 49.4% at December 31, 2008;

•	fixed telephony accesses market share amounted to approximately 58.4% of retail fixed telephony accesses, down from approximately 62.1% at December 31, 2008; and

•	pay TV market share amounted to approximately 16.6% of the market by number of pay TV accesses, down from 17.5% at December 31, 2008.

Network and technology

Telefónica Chile made improvements on its network to support broadband and TV accesses growth, while updating it, as to be ready for the development of the fiber access network, or FTTX.

Chilean mobile business – Telefónica Móviles Chile, S.A.

Operations

The mobile penetration rate in Chile stood at an estimated 105.6% at December 31, 2009, an increase of approximately 9.0 percentage points from December 31, 2008.

Telefónica Latin America conducts its Chilean mobile business through Telefónica Móviles Chile, S.A., or Telefónica Móviles Chile, whose customer base increased 9.5% to 7.5 million accesses at December 31, 2009.  The number of contract mobile accesses rose by 8.8% to 2.1 million mobile contract accesses at December 31, 2009 from 1.9 million contract mobile accesses at December 31, 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	9,703	10,521
ARPU (in euros)	12.0	12.3	10.7

Traffic in 2009 increased 8.4% to 10,521 million minutes at December 31, 2009 from 9,703 million minutes at December 31, 2008, mainly driven by outgoing traffic, primarily on-net.

ARPU was €10.7 in 2009 compared to €12.3 in 2008 (a decrease of 10.7% in local currency).  The decrease in local currency was largely due to the reduction of tariffs as a consequence of a regulatory decree mandating lower interconnection rates, which went into effect at January 23, 2009 for mobile termination and resulted in an average tariff decrease of approximately 44.6%.

Sales and marketing

Telefónica Móviles Chile offered promotional campaigns associated with recharges for pre-pay mobile users while developing mobile broadband service.

Competition

We currently have three primary competitors in the Chilean market for mobile telephony, each of which provides services on a nationwide basis: Entel, Claro and Nextel.

Telefónica Móviles Chile’s estimated market share in the Chilean mobile sector in terms of mobile accesses was approximately 42.8% at December 31, 2009, down from approximately 43.3% at December 31, 2008.

Network and technology

In Chile, Telefónica Móviles Chile operates with GSM and 3G network, launched in December 2007.

Mexico

Mexico mobile business – Telefónica Móviles México, S.A. de C.V.

Operations

The following table presents, at the dates indicated, selected statistical data relating to our operations in Mexico.

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	12,534.1	15,330.6	17,400.5
Pre-pay accesses	11,833.7	14,432.4	16,328.3
Fixed wireless accesses	3.6	133.6	334.3
Total accesses	12,537.6	15,464.2	17,734.8

The mobile penetration rate in Mexico was approximately 75.2% at December 31, 2009, an increase of approximately 3.6 percentage points from December 31, 2008.

Telefónica Latin America conducts its Mexican mobile business through Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles México.  Telefónica Móviles Mexico’s customer base increased 14.7% to 17.7 million accesses at December 31, 2009 from 15.5 million accesses at December 31, 2008.  This increase was mainly the result of a 13.1% increase of pre-pay mobile accesses in 2009 compared to 2008.  At December 31, 2009, approximately 93.8% of our mobile customers in Mexico were pre-pay mobile accesses while 6.2% were contract mobile accesses.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	22,431	23,186
ARPU (in euros)	9.3	8.2	6.9

Traffic for 2009 increased 3.4% to 23,186 million minutes compared to 22,431 million minutes in 2008.  This increase was mainly due to commercial promotions focusing on fee-per call (tariff per call rather than per minutes used) that improved usage.

ARPU declined to €6.9 in 2009 compared to €8.2 in 2008 (a decrease of 3.3% in local currency).  The decrease in local currency was largely due to the fact that the increase of the customer base was motivated by lower tariff plans, which had the effect of reducing the average consumption.

Sales and marketing

During 2009, Telefónica Móviles México launched innovative products to maintain current customers and attract additional ones.  In addition, Telefónica Móviles México focused on commercial activity and profitability while improving the quality of its network, which enabled the company to maintain robust customer growth during that year.

In Mexico, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products and services.

Telefónica Móviles México’s offer was completed with “Plan paga menos Xtra” in the pre-pay segment, based on a price-per-call offer.  This plan has lower prices but generates consumption.

Competition

Telefónica Móviles México is the second largest mobile operator in Mexico based on the number of mobile accesses, and competes with various mobile operators at the national level.  Telefónica Móviles México’s principal competitor is Telcel, a subsidiary of América Móvil.  Other significant competitors are Nextel and Iusacell.

Telefónica Móviles México’s estimated market share in the Mexican mobile market in terms of mobile accesses was approximately 20.8% at December 31, 2009, up from approximately 19.5% at December 31, 2008.

Network and technology

Telefónica Móviles México has 100% of its accesses on its GSM network.  Also, Telefónica Móviles México provides UMTS services but spectrum constraints their expansion.

Peru

The following table presents, at the dates indicated, selected statistical data relating to our operations in Peru.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,843.4	2,986.5	2,971.2
Fixed wireless accesses	290.0	485.5	582.7
Internet and data accesses	623.1	728.9	800.6
Narrowband accesses	40.3	17.7	16.9
Broadband accesses	572.1	698.4	768.0
Other accesses	10.7	12.8	15.6
Mobile accesses	8,067.3	10,612.7	11,458.2
Pre-pay accesses	7,238.1	9,575.2	10,214.2
Pay TV accesses	640.0	654.5	686.3
Final clients accesses	12,173.8	14,982.6	15,916.3
Wholesale accesses	0.5	0.4	0.5
Total accesses	12,174.3	14,983,0	15,916.8

At December 31, 2009, Telefónica Latin America had 15.9 million accesses in Peru, which represents an increase of 6.2% from December 31, 2008.  This growth in accesses was primarily driven by an 8.0% increase in mobile accesses from December 31, 2008 to 11.5 million mobile accesses at December 31, 2009, mostly in the pre-pay mobile segment. The IRIS project, a collaboration between fixed telephony operators and mobile operators in Peru, which was launched in March 2007 with the aim of increasing fixed telephony and broadband penetration, also contributed to the overall growth in accesses.

Peruvian fixed business – Telefónica del Perú, S.A.A.

Operations

Telefónica Latin America conducts its Peruvian fixed telephony business through Telefónica del Perú, S.A.A., or Telefónica del Perú, which at December 31, 2009 was the leading fixed line telecommunications operator in Peru based on number of fixed telephony accesses.

Telefónica del Perú had total accesses of 4.5 million at December 31, 2009, an increase of 2.0% from December 31, 2008, due primarily to increases in fixed wireless telephony and broadband accesses.  Fixed telephony accesses decreased 0.5% from December 31, 2008 to 3.0 million accesses at December 31, 2009.  Broadband accesses grew by 10.0% from December 31, 2008 to 0.8 million at December 31, 2009.  In addition, pay TV accesses totaled 0.7 million accesses at December 31, 2009 recording growth of 4.9% from December 31, 2008 primarily due to increased cable pay TV subscriptions.

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

Telefónica del Perú focuses its commercial strategy on penetration by targeting specific market segments, commercializing Duos and Trios and leveraging on its customer retention campaign.

Competition

In 2009, Telmex and Americatel, Telefónica del Perú’s two primary competitors, focused on offering bundled products (local and long distance telephony together with broadband).

Telmex implemented an aggressive strategy to enter the residential market by offering a “triple play” service.  The response from Telefónica del Perú consisted of increasing Trio bundle options at lower prices.

Telefónica del Perú had an estimated market share in the Peruvian fixed telephony market of approximately 93.8% at December 31, 2009, based on number of fixed telephony accesses, down from approximately 94.0% at December 31, 2008.

Network and technology

Telefónica del Peru invested to develop its broadband business through ADSL technology by increasing coverage and speed. Additionally, it began deploying a new fiber access network, called FTTX, which currently is offered on a limited basis to large customers.

Peruvian mobile business – Telefónica Móviles Perú, S.A.C.

Operations

The estimated Peruvian mobile penetration rate reached approximately 64.5% at December 31, 2009, an increase of approximately 3.9 percentage points compared to December 31, 2008.

Telefónica Latin America conducts its Peruvian mobile business through Telefónica Móviles Perú, S.A.C., or Telefónica Móviles Perú, whose customer base increased 8.0% from December 31, 2008 to 11.5 million accesses at December 31, 2009.  This increase was primarily driven by a 6.7 % increase in the number of pre-pay mobile accesses from December 31, 2008 to December 31, 2009.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	10,039	11,460
ARPU (in euros)	7.3	6.0	5.5

Traffic carried in 2009 increased 14.1% to 11,460 million minutes compared to 10,039 million minutes in 2008, primarily due to increases in on-net traffic, in line with the strategy of offering better tariffs to this type of traffic as a benefit of belonging to the largest mobile network of the country.

ARPU was €5.5 in 2009 compared to €6.0 in 2008 (a decrease of 11.5% in local currency).  The decrease in local currency was largely a consequence of reductions in both contract and pre-pay tariffs.

Telefónica Móviles Perú uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  At December 31, 2009, approximately 89.1% of Telefónica Móviles Perú’s mobile accesses were pre-pay mobile accesses, while approximately 10.9% were contract mobile accesses.

Sales and marketing

Telefónica Móviles Perú focused its marketing efforts on encouraging migrations from pre-pay to contract services.  In May 2009, it started to market mobile broadband and in September 2009 launched the promotion “push to talk”, which allows instant communications from a mobile device.  Since November 2009, we changed our marketing focus for the pre-pay segment to better target each of the pre-pay clusters (defined by recharge frequency and money spent) in order to avoid revenue cannibalization.

Competition

Telefónica Móviles Perú currently has two primary competitors in the Peruvian market for mobile telephony services: Claro, owned by América Móvil, and Nextel Perú.

Telefónica’s estimated market share in the Peruvian mobile market in terms of mobile accesses was approximately 62.9% at December 31, 2009, up from approximately 62.6% at December 31, 2008.

Network and technology

At December 31, 2009, Telefónica Móviles Perú operated both GSM and CDMA technology.  Its digital network is based upon the CDMA/CDMA 1XRTT standard.  Telefónica Móviles Perú continued the migration to GSM technology, and at December 31, 2009, GSM accesses accounted for 93.4 % of its total customer base, which represents an increase of 3.8 percentage points from December 31, 2008.

Colombia

The following table presents, at the dates indicated, selected statistical data related to our operations in Colombia.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,328.5	2,299.2	1,639.8
Internet and data accesses	200.3	395.9	428.4
Narrowband accesses	0.0	0.3	5.9
Broadband accesses	200.3	393.9	420.3
Other accesses	―	1.7	2.2
Mobile accesses	8,372.1	9,963.1	8,964.6
Pre-pay accesses	6,612.9	8,327.3	7,203.2
Pay TV accesses	72.9	142.3	127.2
Final clients accesses	10,973.8	12,800.5	11,159.9
Wholesale accesses	―	2.9	3.3
Total accesses	10,973.8	12,803.4	11,163.2

Telefónica Latin America managed a total of 11.2 million accesses in Colombia at December 31, 2009, a decrease of 12.8% from December 31, 2008.  This decrease was due to the drop in mobile accesses, which decreased 10.0% to 9.0 million accesses at December 31, 2009 from 10.0 million accesses at December 31, 2008, and by the 28.7% decrease in fixed telephony accesses from December 31, 2009 to December 31, 2008.  These decreases were not offset by the 6.7% increase of broadband accesses to reach 0.4 million accesses at December 31, 2009 from 0.4 million accesses at December 31, 2008.

Colombian fixed business - Colombia Telecomunicaciones, S.A. ESP

Operations

Telefónica Latin America conducts its Colombian fixed telephony business through Colombia Telecomunicaciones, S.A. ESP, or Colombia Telecom, which is present in approximately 1,000 municipalities in Colombia.

Colombia Telecom had 2.2 million accesses at December 31, 2009, which represents a decrease of 22.6% from 2.8 million accesses at December 31, 2008, primarily due to the decrease of 28.7% in fixed telephony accesses from December 31, 2008 to 1.6 million accesses at December 31, 2009, as a consequence of intense competition and our decision to inactive certain dormant accounts from our customer base.  Broadband accesses increased 6.7% to 0.4 million accesses at December 31, 2009 from December 31, 2008.

Colombia Telecom also launched a pay TV product using satellite technology at the beginning of 2007, allowing it to begin offering Trio bundles (voice, broadband and pay TV).  As of December 31, 2009, Colombia Telecom had 0.1 million pay TV accesses, a 10.6% decrease compared to December 31, 2008.

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

Sales and marketing

In Colombia, Colombia Telecom uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. Additionally, Colombia Telecom is currently pursuing a strategy to increase market penetration, by restructuring distribution and communication channels, and by offering bundled products such as “Trio Telefónica”. Also, it restructured the commercial offer to strengthen the quality and quantity of television channels and improving broadband capability.

Competition

Colombia Telecom’s principal competitors in the Colombian market are Telmex and ETB.  Colombia Telecom had an estimated market share in the Colombian fixed telephony market of approximately 22.4% at December 31, 2009 based on number of fixed telephony accesses, down from approximately 29.2% at December 31, 2008.  This decrease was mainly driven by a loss of customers as a result of intense competition and our decision to inactivate certain dormant accounts from our customer base.

Network and technology

Colombia Telecom continued expanding and upgrading the network to support a broader range of product and services in 2009.

Colombian mobile business – Telefónica Móviles Colombia, S.A.

Operations

At December 31, 2009 the Colombian mobile market had an estimated penetration rate of approximately 92.9%, an increase of 1.8 percentage points from December 31, 2008.

Telefónica Latin America conducts its Colombian mobile business through Telefónica Móviles Colombia, S.A., or Telefónica Móviles Colombia, whose customer base decreased by 10.0% from 10.0 million accesses at December 31, 2008 to 9.0 million accesses at December 31, 2009.  At December 31, 2009, approximately 19.6% of our mobile accesses in Colombia were contract mobile accesses, compared to 16.4% at December 31, 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	13,568	13,665
ARPU (in euros)	8.8	6.8	5.9

Traffic for 2009 increased 0.7% to 13,665 million minutes compared to 2008.

ARPU was €5.9 in 2009 compared to €6.8 in 2008 (a decrease of 10.2% in local currency).  The decrease in local currency was largely due to a reduction in interconnection tariffs and competitive pressure on tariffs.

Sales and marketing

Telefónica Móviles Colombia uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.

In 2009, Telefónica Móviles Colombia implemented, in the contract segment, commercial promotions to increase customer loyalty, and launched new tariff plans focused on a single tariff to any destination with lower basic charges and other tariff plans with preferential on net prices to attract customers.  Additionally, it launched the project “Tecnoferias” (specific sales in strategic areas of major cities) to improve commercial activity and to re-position the “Movistar” brand.

Competition

Telefónica Móviles Colombia currently has two primary competitors in the Colombian market for mobile communications services: Comcel, which is owned by América Móvil, and Colombia Móvil, who operates under the brand “Tigo” and is owned by Millicom.

Telefónica Móviles Colombia’s estimated market share in the Colombian mobile market in terms of mobile accesses was approximately 21.3% at December 31, 2009, down from approximately 24.5% at December 31, 2008.

Network and technology

TDMA was switched off during 2008 and our CDMA network was working in 2009.  The UMTS network experienced an increase in terms of coverage by installing 504 new GSM sites, accounting for a total of 2,573 sites installed and representing a coverage of 83% of the Colombian municipalities.

Central America

Telefónica Central America includes Panama, Guatemala, El Salvador and Nicaragua.  At the end of 2009, the mobile penetration rate of the Central American market, where we operate, was approximately 89.7%, which represents an increase of approximately 9.3 percentage points from December 31, 2008.

The following table presents, at the dates indicated, selected statistical data related to our operations in Central America.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	393.4	437.2	444.5
Internet and data accesses	22.0	18.4	14.7
Broadband accesses	19.8	16.5	12.6
Pay TV accesses	—	—
Mobile accesses	5,009.9	5,702.0	5,806.5
Total accesses	5,425.3	6,157.6	6,265.8

Telefónica Central América’s customer base increased by 1.8% from December 31, 2008 to 6.3 million accesses at December 31, 2009, mainly due to an increase in mobile accesses in 2009 compared to 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	7,174	6,868
ARPU (in euros)	9.7	7.4	6.9

Traffic decreased by 4.3% compared to 2008 to 6,868 million minutes in 2009.  This decrease was due primarily to lower voice usage as customers optimized their consumption.

ARPU was €6.9 in 2009 compared to €7.4 in 2008 (a decrease of 8.7% on a constant euro basis).  The decrease on a constant euro basis was largely due to lower consumption.

Ecuador

Ecuadorian mobile business – Otecel, S.A.

Operations

The Ecuadorian mobile penetration rate reached approximately 92.8% at December 31, 2009, an increase of approximately 12.2 percentage points from December 31, 2008.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Ecuador.

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	2,581.1	3,122.5	3,721.8
Pre-pay accesses	2,177.5	2,650.5	3,193.9
Fixed wireless accesses	1.3	89.4	84.7
Total accesses	2,582.4	3,211.9	3,806.4

Telefónica Latin America conducts its Ecuadorian mobile business through Otecel, S.A., or Otecel, which had a customer base of 3.8 million accesses at December 31, 2009, an increase of 18.5% from 3.2 million accesses at December 31, 2008.  At December 31, 2009, approximately 85.8% of our mobile accesses in Ecuador were pre-pay mobile accesses, while approximately 14.2% were contract mobile accesses.

	Year ended December 31,
	2007	2008	2009
Traffic (millions of minutes)	n.a.	2,800	3,744
ARPU (in euros)	6.6	6.7	6.8

Traffic carried in 2009 increased by 33.7% to 3,744 million minutes compared to 2008 mainly due to the increase in the number of both pre-pay and contract accesses.

ARPU was €6.8 in 2009 compared to €6.7 in 2008 (a decrease of 3.8% in local currency).  The decrease in local currency was largely due to lower consumption.

Sales and marketing

In Ecuador, Otecel uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products.  In April 2009, Otecel launched “Total Plan” for on-net calls for the contract segment.  In the pre-pay segment, Otecel continued with doubled and tripled recharges, along with the campaign “Multicolor” for off-net calls.  The marketing of mobile broadband and the service “push to talk” (Movitalk) were launched in June 2009 and September 2009 respectively.

Competition

Otecel currently has two primary competitors in market for mobile communications services in Ecuador, Porta (América Móvil) and Alegro.

Telefónica’s estimated market share in the Ecuadorian mobile market in terms of mobile accesses was approximately 28.4% at December 31, 2009, up from approximately 26.6% at December 31, 2008.

Network and technology

Otecel operates both analog and digital networks. Its digital network is based upon the GSM standard and CDMA standard.  GSM accesses reached 91.8% of the total customer base, representing an increase of 8.7 percentage points from December 31, 2008.

Atento—Call Center Business

Atento offers integrated telephone assistance services as well as sophisticated customer relationship management services, such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento rents call centers and provides staff for such centers to third parties.  Atento has sought to diversify its client base and serves companies in the financial, consumer and energy sectors, as well as public institutions.  At December 31, 2009, Atento operated more than 100 call centers and had 132,256 call center personnel in 15 countries on three continents, including Europe (Spain and Czech Republic), America (Latin America) and Africa (Morocco).

Strategic Partnerships

China Unicom

Since 2005, we have had a stake in China Unicom and its predecessor company.  On September 6, 2009 we entered into a strategic alliance agreement with China Unicom, which provides for, among other areas for cooperation, joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provisions of service to multinational customers, roaming, research and development, sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution, joint participation in international alliances and exchanges of senior management.  In furtherance of this strategic alliance we entered into a subscription agreement with China Unicom, pursuant to which we increased our voting interest in the share capital of China Unicom to 8.06% and China Unicom obtained 0.87% voting interest in our share capital in October 2009.

Pursuant to the strategic alliance agreement mentioned above, China Unicom has agreed to use its best endeavors to maintain a listing of all the issued ordinary shares of China Unicom on the Hong Kong Stock Exchange.  For so long as the strategic alliance agreement with us is in effect, China Unicom shall not (i) offer, issue or sell any significant number of its ordinary shares (including treasury shares), or any securities convertible into or other rights to subscribe for or purchase a significant number of  China Unicom’s ordinary shares (including treasury shares), to any current major competitor of Telefónica or (ii) make any significant investment, directly or indirectly, in any current major competitor of Telefónica.  We have made similar undertakings.

The strategic alliance agreement between us and China Unicom terminates on September 6, 2012 subject to automatic annual renewal, subject to either party’s right to terminate on six months’ notice.  Also, the strategic alliance agreement may be terminated by China Unicom if our shareholding in China Unicom drops below 5% of its issued share capital or if China Unicom’s shareholding in us drops below 0.5% of our issued share capital.  In addition, the strategic alliance agreement is subject to termination in the event either party is in default and automatically terminates on a change in control of China Unicom.

As of the date of this Annual Report, and after the capital reduction carried out by China Unicom, we hold shares representing 8.37% of China Unicom’s voting share capital and the right to appoint a member to its board of directors.

Portugal Telecom

At December 31, 2007, we held an 8.32% effective interest in Portugal Telecom (or 9.16% if shares held by Portugal Telecom in treasury are not counted as outstanding), our joint venture partner in Brazil.

In December 2008, Portugal Telecom bought back and cancelled 46,082,677 shares in line with its share buyback program.  This raised our direct and indirect ownership interest to 10.48%. In accordance with Portuguese securities regulation, which require us to dispose of any shares which bring our ownership stake over 10%, we sold 4,264,394 shares of Portugal Telecom, thereby lowering our stake to 10%.  Our effective shareholding in Portugal Telecom at December 31, 2009 was 9.86%.

Within the framework of our business cooperation with Portugal Telecom, we provide mobile services in Brazil (through Brasilcel, in which we hold a 50% interest and share management responsibilities with Portugal Telecom, under the brand name “Vivo”).

For more information on these joint ventures, please see “—Telefónica Latin America—Brazil—Brazil mobile business” above.

In addition, Telefónica Spain provided mobile services in Morocco through Medi Telecom, a Moroccan company in which Telefónica Móviles España held a 32.18% interest and shared management responsibilities with Portugal Telecom.  On August 31, 2009, we agreed to sell our 32.18% stake in Medi Telecom, together with its outstanding shareholder loans, to our local partners for total cash consideration of €400 million.  This transaction closed on December 31, 2009.

Telecom Italia

Through a series of transactions from 2007 through 2009, we acquired an indirect holding of 10.49% in the voting shares of Telecom Italia (7.21% of the dividend rights) through our holdings in Telco.  The Telecom Italia group is principally engaged in the communications sector and, particularly, in telephone and data services on fixed lines for final and wholesale customers, in the development of fiber optic networks for wholesale customers in the provision of broadband services and Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector.  Telecom Italia operates primarily in Europe, the Mediterranean basin and in South America.

For more information, please see “Item 4. Information on the Company —History and Development of the Company—Recent Developments”, “Item 5. Operating and Financial Review and Prospects —Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Period Under Review” and “Item 10. Additional Information—Material Contracts”.  Telco, through which we hold our stake in Telecom Italia, is included in our consolidated financial statements using the equity method.

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

Electronic Communication Regulation in the EU

The EU legal framework for electronic communications services has been developed with the aim of reinforcing the liberalization of the market and improving the functioning of the EU internal market for telecommunications networks and services, which culminated in the adoption of the 2002 EU regulatory framework for electronic communications sector (the “EU Framework”).  Such regulatory framework has been subsequently modified in order to take into account technological changes through the adoption of certain new rules by the European Parliament and the Council during the end of 2009.  On December 18, 2009 Regulation 1211/2009/EC was published, establishing the framework for the creation of a European regulatory body for the telecommunications industry.  The Directive of Better Regulation (Directive 2009/136/EC), which was also published on the same date, modifies the following directives: (i) Directive 2002/21/EC of 7 March 2002 on a common regulatory framework for electronic communications networks and service (“Framework Directive”); (ii) Directive 2002/20/EC of the European Parliament and of the Council of 7 March 2002 on the authorization of electronic communications networks and services (“Authorization Directive”); (iii) Directive 2002/19/EC of the European Parliament and of the Council of 7 March 2002 on access to, and interconnection of, electronic communications networks and associated facilities (“Access Directive”).

The passage and subsequent publication on December 18, 2009 of Directive 2009/140/EC, on citizens’ rights  (“Citizens’ Rights Directive”) modifies Directive 2002/22/EC of the European Parliament and of the Council of 7 March 2002 on universal service and users’ rights relating to electronic communications networks and services (“Universal Service Directive”) and the e-Privacy Directive (2002/58/EC) (the “e-Privacy Directive”) complements and supplements the more general provisions of the Data Protection Directive in the area of electronic communications.  It provides for basic obligations to ensure the security and confidentiality of communications over EU electronic communications networks and gives consumers a set of tools to protect their privacy and personal data.  These Directives set forth the main principles and procedures that NRAs should follow with respect to regulation for the provision of electronic communications services.  The EU Framework establishes an authorization regime containing measures to ensure the universal provision of basic services to consumers and sets out the terms on which providers may access each other’s networks and services.

In 2006, the European Union established a new regulation regarding retention of electronic communications data in order to ensure that electronic communication data are available for the purpose of the investigation, detection and prosecution of serious crimes.  These data retention rules set minimum standards for the type of data to be retained and the retention period.  The initial impact of this new regulation is estimated to be significant, although it will depend on the requirements established at the national level and the extent to which operators will be compensated for the costs associated with its implementation. Some European countries, such as Spain and Germany, have already adopted the new regulation at the national level. In Spain, operators shall retain data from their pre-pay customers and extend the data retention period. In Germany the implementation of such regulations has been legally challenged for constitutional reasons and until a decision is made, it will not be applicable. For further information regarding the matters discussed above and other aspects of the regulatory risks derived from the new regulation, see “Item 3. Key Information—Risk Factors—Risks related to our business”.

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

Accordingly, the European Commission has identified in a Recommendation a list of relevant markets whose conditions may justify the application of ex ante specific regulation.  The Recommendation was published on February 2003 and it has been modified by another Recommendation published in December 2007, which reduces the relevant markets from 18 to seven.  In order to determine whether a company has SMP in any of the markets identified in the Recommendations, NRAs must conduct a market analysis for the relevant market.  When an NRA determines a company has SMP in a relevant market, that NRA must impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations.

Regulation with respect to voice roaming tariffs in the EU entered into force on June 30, 2007.  The regulation introduces a maximum level for the charges that operators may levy at wholesale level as well as maximum retail ceilings (referred to “Eurotariff”) for making and receiving calls while roaming in the EU.  In 2009 Regulation 544/2009 was also adopted, which extended tariff regulation through 2012 and also extended the scope of the previous roaming regulation to cover SMS and data services.  The wholesale tariff price cap has been set at €0.26 per minute (excluding VAT) from July 2009 and will continue to decrease to €0.22 and €0.18 from July 2010 and from July 2011, respectively.  The retail tariff price cap (excluding VAT) has been set at €0.43 per minute for making a call and €0.19 per minute for receiving a call from July 2009, and these prices will continue to decrease for making a call to €0.39 and €0.35, and for receiving a call to €0.15 and €0.11 from July 2010 and from July 2011, respectively.  In addition, the new regulation mentioned above limits the price for sending a text message for wholesale and for customers roaming within the EU at €0.04 and at €0.11, respectively.  Moreover, the regulation subjects the cost of data transfers to a maximum wholesale cap of €1.00 per megabyte downloaded from August 2009.  This cap will be reduced to €0.80 from July 2010 and to €0.50 from July 2011.  Receiving an SMS in another EU country will remain free of charge.  The new rules will also require that operators protect consumers from “bill shocks” by introducing a cut-off mechanism once a customer’s bill reaches €50 (unless a customer chose another cut-off limit).  This cut-off mechanism, along with per second billing after the first 30 seconds for calls made and immediately for calls received must be implemented by March 31, 2010.

In addition, the European Parliament and the Council approved Directive 372/87/EC amending Council Directive 87/372/EEC on the frequency band 900 MHz in order to allow the use of such band by systems capable of providing electronic communication services not limited to GSM.  Finally, the Commission also adopted a Recommendation on termination rates for mobile and fixed networks.

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

Concessions to use spectrum are awarded on a non-discriminatory basis by way of a competitive procedure. Telefónica Móviles España is entitled to provide mobile services on several spectrum bands.  Our main concessions are:

Technology	Duration	Ending Date	Extension Period
GSM 900	5 years	February 3, 2015	--
E-GSM 900	15 years	June 6, 2020	5 years
DCS-1800	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years

Telefónica Móviles España has obtained the extension of the GSM 900 right of use until February 3, 2015.

Market analysis

In accordance with the EU Framework, the CMT should identify those markets which lack effective competition, in which case it would impose specific obligations upon operators with SMP.  During 2008, the CMT conducted a second round of market analyses to determine which operators have SMP in which markets, the results of which are described below.

\
Fixed markets

Retail access to the public telephone network at a fixed location market; Retail market for calls at a fixed location and Retail lease lines market

In March 2006, and following a market analysis, the CMT concluded that Telefónica de España is an operator with SMP in the provision of retail access to the public telephone network service at a fixed location market.  As an SMP operator, Telefónica de España has certain specific obligations and is subject to certain restrictions, the most relevant of which are maximum price caps for installation and monthly fees.  Telefónica de España also has obligations regarding carrier selection, cost accounting and accounting separation.

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

Mobile market

Mobile voice call termination

In September 2006, the CMT established a progressive reduction schedule for mobile termination rates (the “glide path”) from October 2006 to September 2009.  In July 2009, the CMT established a new glide path for mobile voice call termination rates with an objective price of €0.04 per minute by April 2012, through which the mobile voice call termination rates of the four Spanish mobile operators will converge by 2012.

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

Wholesale broadband access

In January 2009, the CMT identified Telefónica de España as an operator with SMP in the wholesale broadband access market, and consequently the CMT has imposed on Telefónica de España the obligation to provide wholesale broadband access service until 30 Mbps to other operators in copper and fiber infrastructure ..  The CMT also obliges Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented tariffs and accounting separation, non-discrimination in network access and to communicate broadband retail changes in services prior to offering them in the market.

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

In December 2008, following applications by three operators, Telefónica de España was awarded a tender for the provision of directory enquiry services for a period of three years and it has also been designated for the provision of the remaining universal service elements for a period of two years by virtue of Order ITC/3808/2008.

To finance the USO, the General Telecommunications Law stipulates that the CMT must determine whether the net cost to provide universal service implies an unfair burden for the operators.  On September 2008, the CMT published a resolution which established net cost of USO for the years 2003, 2004 and 2005, the obligation of operators to contribute to USO funding and the amount of contributions these operators must make.  During 2009, the CMT established the net cost of USO for the years 2006 and 2007.

Protection of consumers

On December 29, 2006, Law 44/2006 regarding the protection of consumers and users was approved.  Under this law, users may only be charged for services actually used.  Consequently, operators can only charge for the exact seconds of usage.  On May 22, 2009 a set of User’s Rights was adopted through secondary legislation and it constitutes a holistic approach to users’ rights. Most of the content has been extracted from the General Telecommunications Law 32/2003 (LGT), Royal Decree 424/2005 of April 15, 2005 (RSU) and Order ITC/912/2006 (Quality Order).

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

Additionally, Spain has implemented a register of pre-pay mobile customers in conjunction with these requirements.  Existing pre-pay customers have a period of two years for the registration since the law entered into force and the new clients must be registered immediately.

Public Broadcasting TV funding mechanism

In August 2009, the Spanish Parliament approved a new funding policy for public television, Radio Televisión Española (“RTVE”), which includes the discontinuation of advertising on public television.  The new law includes a tax on telecommunications companies and television stations to help fund the phasing out of advertising on RTVE.

The new law applies a tax of 0.9% on the gross revenue of telecommunications companies providing audiovisual services in Spain and 3.0% in the case of regular TV broadcasters.  Pay television stations will pay 1.5% of their gross revenue.  Both the Spanish regulator and competition authority have questioned the legality of this funding mechanism in light of the national and European regulatory framework.  The EU Directorate General of Competition has already opened an investigation to determine whether such funding mechanism constitutes illegal state aid.  Without prejudice to the state aid investigation initiated in December 2009, the European Commission sent on March 18, 2010 a formal request for information to the Spanish government over the new charge imposed on telecommunications operators to offset the discontinuation of advertising on RTVE.  The Commission is concerned that this administrative charge, based on authorized operators’ gross revenue, may be incompatible with EU law since it does not appear to be related to costs arising from regulatory supervision.  The Commission’s position takes the form of a “letter of formal notice under EU infringement procedures” and provides the Spanish government with a two-month period to reply.  If no reply is received or if the response of the Spanish government is not satisfactory, the Commission may issue a “reasoned opinion” under EU infringement procedures requesting the Spanish government to amend its legislation to ensure full compliance with EU rules.

Telefónica Europe

United Kingdom

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. Under this act, responsibility for the regulation of electronic communications networks and services rests with the Office of Communications, or Ofcom.

Licenses and concessions

Telefónica O2 UK has provided GSM services since July 1994.  Its GSM license is of indefinite duration (GSM 900: 2 x 17.4 MHz and GSM 1800: 2 x 5.8 MHz).  In April 2000 Telefónica O2 UK was awarded a UMTS license, which expires on December 31, 2021 (2 x 10 MHz + 5 MHz).

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

In February 2009, Ofcom published a consultation document setting out Ofcom’s proposal to require Vodafone and Telefónica O2 UK to release 2 x 2.5 MHz (each) of 900 MHz spectrum currently held to allow a third operator to have access.  Ofcom’s consultation also proposed that all 900 MHz and 1800 MHz licenses be enabled for UMTS services in line with the revisions to the GSM Directive, which must be implemented in the United Kingdom by May 9, 2010.  Ofcom’s consultation has subsequently been superseded by the UK Government’s “Digital Britain” process.

In June 2009, the UK government published the “Digital Britain” final report, in which it proposed to issue a Direction to Ofcom to convert UMTS licenses, which currently expire in 2021, to indefinite licenses, subject to a yearly fee to be charged beyond the end of the current term.

Following the Digital Britain final report dated June 2009 and subsequent consultation by the UK government’s Department for Business, Innovation and Skills (BIS), BIS published in October 2009 a draft Statutory Instrument (“Draft SI”) which provided for the Secretary of State to direct Ofcom to liberalize the 900 MHz and 1800 MHz bands in the hands of the existing licensees, including Telefónica.  The Draft SI proposed that Ofcom be directed to include certain wholesale access obligations into the varied 900 MHz licenses.  The Draft SI also proposed that Ofcom be directed to convert the UMTS licenses, which currently expire in 2021, to indefinite licenses subject to revised retail service obligations and subject to a yearly fee, to be charged beyond the end of the current term.

Future spectrum

In June 2009, Ofcom withdrew its decision to auction the 2600 MHz band in light of the government’s Digital Britain proposals (see above).  As a condition of merger control clearance under the EU Merger Regulation for the Joint Venture between T-Mobile UK and Orange UK, the merging parties have committed to divest 2x15 MHz of spectrum in the 1800 MHz band.

Under the terms of the Draft SI, the Secretary of State will direct Ofcom to hold a Combined Auction of spectrum in the 800 MHz (2x30 MHz in six 2x5 MHz lots) and 2600 MHz bands (2x70 MHz of FDD spectrum in seven lots of 2x10 MHz).  Ofcom will be also directed to auction 50 MHz of TDD 2600 MHz spectrum in one lot as soon as possible in advance of the Combined Auction.  A future consultation on a combined 800 MHz/2600 MHz auction is awaited.  The Draft SI includes provisions on the eligibility requirements for auctioned spectrum (including caps on the amount of spectrum held by any single party) and retail service / wholesale access obligations for certain lots of spectrum.  Parties will have the ability to relinquish existing spectrum holdings in the 900 MHz and 1800 MHz bands and this spectrum will be auctioned in the Combined Auction.

Market reviews

On March 27, 2007, Ofcom published the charge controls to which mobile operators are subject for the provision of mobile call termination services from April 1, 2007 until March 31, 2011.  The charge control requires that Telefónica O2 UK’s average termination charges should be reduced to 5.1 pence per minute (at 2006-2007 prices) by the final year of the charge control period, and that the reduction should be implemented in four equal steps across the four years.  Ofcom’s decision imposing the price controls was appealed by British Telecommunications plc and Hutchison 3G UK Limited and, pursuant to those appeals, the UK Competition

Commission reduced the level of the price cap to 4.0 pence per minute (at 2006-2007 prices) by the final year of the charge control period.

Germany

The EU Regulatory Framework was implemented in Germany at the end of June 2004 by the Telecommunications Act.  Responsibility for regulation of electronic communications networks and services rests with the telecommunications regulator, Budesnetzagentur, or BNetzA.

Licenses and concessions

Telefónica O2 Germany was awarded a GSM license for 1800 MHz spectrum in October 1998, and in February 2007 Telefónica O2 Germany was awarded 900 MHz GSM spectrum for GSM use.  Accordingly, Telefónica O2 Germany is now licensed to use GSM900 2 x 5 MHz and GSM 1800: 2 x 17.4 MHz.  The GSM license expires on December 31, 2016.

Under Section 58 VIII TKG (the “German Telecommunications Act”) frequency assignments are limited in time, although a renewal or extension of the term is possible.  The federal network agency has not yet decided on the conditions for renewing the frequency assignments.  However, before expiration, we expect there to be a public hearing, and for BNetzA to set out its approach to renewal, including the terms on which the licenses will be extended (pricing, technology neutrality, etc.).

In August 2000, Telefónica O2 Germany was awarded a UMTS license, which expires on December 31, 2020 (2 x 9.9 MHz).

Market reviews

In August 2006, BNetzA completed its review of voice call termination on individual mobile networks and concluded that, as an operator with SMP, the charges Telefónica O2 Germany made to other operators for terminating calls on Telefónica O2 Germany network had to be reduced, requiring Telefónica O2 Germany to lower its call termination charges from €1.24 per minute to €0.994 per minute.  In 2007, Telefónica O2 Germany was required to reduce further its termination charges from €0.994 per minute to €0.880 per minute.  Telefónica O2 Germany has brought legal challenges against BNetzA’s 2006 and 2007 decision that Telefónica O2 Germany has significant market power and against the imposition of regulatory remedies.  The Federal Administrative Court, as the highest level of appeal, confirmed all regulatory remedies meaning that the price controls stay in force for all mobile operators.  All four German mobile operators filed a Constitutional Complaint in order to challenge the decision regarding significant market power.  All other actions (regarding the amount of MTRs) are pending and a decision by the Constitutional Court is expected in the first or second quarter of 2010.  The new market analysis of BNetzA in 2008 again concluded that all mobile network operators have SMP, and the decision on remedies does not contain changes in comparison to 2006.  This 2008 decision has also been challenged by Telefónica O2 Germany.

In March 31, 2009 and as of April 1, 2009, BNetzA approved MTR for Telefónica O2 Germany at €0.714 per minute for a period of 20 months (until November 30, 2010).

Spectrum

BNetzA decided in February 2006 that Telefónica O2 Germany may use GSM 900 spectrum in exchange for GSM 1800 spectrum.  This decision is under the condition that Telefónica O2 Germany provides access to spectrum to German Railways if it is necessary for the European Train Control System (ETCS).  Telefónica O2 Germany took legal action against this condition.  In the meantime, this condition was repealed by BNetzA in April 2009, and therefore, Telefónica O2 Germany declared the case as settled.  However, German Railways, Airdata and Inquam (providers of local networks) appealed the decision.  All cases have been dismissed in the first instance in December 2007 and each party appealed its decision.  In the German Railways case, the Higher Administrative Court dismissed the appeal of German Railways on September 16, 2009.  German Railways did not appeal this decision at the Federal Administrative Court, and the decision is legally binding.  In the Airdata case, the appeal to the Higher Administrative Court has been dismissed.  Airdata is now appealing at the Federal Administrative Court.  The case is still open.  In the Inquam case, the Administrative Court dismissed the claim of Inquam on October 21, 2009, and the decision is legally binding with no further challenge possible.

In October 2009, BNetzA decided to auction mobile spectrum at 2.6 GHz (70 MHz FDD / 50 MHz TDD ) together with available spectrum at 2.1 GHz (19,8 MHz FDD [ex. Mobilcom + QUAM] /19.2 MHz TDD) and 1.8 GHz (10 MHz FDD [ex. O2 + eplus]) and 800 MHz (Digital Dividend).  In the 800 MHz range, a bandwidth of 30 MHz paired spectrum will be auctioned off in six blocks of 5 MHz.  The decision was published on October 21, 2009.  BNetzA has separated the refarming and auction in two procedures.  Spectrum redistribution is not included in the refarming process.  A spectrum cap of 2x20 MHz for spectrum below 1 GHz has been implemented.  In favor of the D-Net-Operators, the spectrum cap has been rounded up to 22.4 MHz (for T-Mobile and Vodafone only).  Telefónica O2 Germany filed a claim against that decision on November 18, 2009.  The Administrative Court of Cologne decided on March 17, 2009 to dismiss the claims of Telefónica O2, Eplus and Airdata against BNetzA’s decision regarding the design of the upcoming frequency auction.  Appeal to the next instance at the Federal Administrative Court is allowed within one month period.  The appeal is currently being considered by the parties.  Nevertheless, Telefónica O2 Germany submitted an application for participation at the auction.  The auction is most likely to start on April 12, 2010.

Czech Republic

The EU Regulatory Framework was implemented in the Czech Republic in 2005 by the Electronic Communications Act.  Responsibility for regulation of electronic communications networks and services rests with the Czech Telecommunication Office, or CTO.  Governmental responsibility for the area of electronic communications lies with the Ministry of Industry and Trade.

Several changes occurred in the legal environment of the electronic communications market in the Czech Republic in 2007.  Act No. 127/2005 Coll. on electronic communications and on amendment of related laws was amended in respect of provisioning special price plans to the disabled as part of universal service and radio and television broadcasting.  Furthermore, an amendment to the act on radio and television broadcasting was passed, primarily to unblock the transition to terrestrial digital broadcasting.  In 2008, another amendment to the Act No. 127/2005 Coll for the implementation of Directive 2006/24/EC (Data Retention Directive) and the Regulation (EC) No 717/2007 on roaming on public mobile communications networks within the Community.

Licenses and concessions

Telefónica O2 Czech Republic performs communication activities under the Electronic Communications Act based on a notification to and a certificate from the CTO number 516 as amended by later changes numbers 616/1, 516/2 and 516/3.

Mobile segment

Telefónica O2 Czech Republic provides mobile electronic communications services in the 900 and 1800 MHz frequency bands under the GSM standard on the basis of radio frequency assignment from CTO valid until February 7, 2016; in the 2100 MHz frequency band under the UMTS standard on the basis of radio frequency assignment from CTO valid until January 1, 2022; and in the 450 MHz frequency band using CDMA 2000 (Code Division Multiple Access, or CDMA) technology on the basis of radio frequency assignment from CTO valid until February 7, 2011.

In March 2009 CTO conducted a tender for 32 free channels in the former E-GSM band with participation of Telefónica O2 Czech Republic, T-Mobile and Vodafone. These 32 free channels were divided according to the conditions of the tender as follows:

•	Telefónica O2 Czech Republic - 7 channels

•	T-Mobile - 6 channels

•	Vodafone - 19 channels.

Telefónica O2 Czech Republic was awarded the seven channels in June 2009 with the same conditions as former GSM900 allotment (including date of expiration).  The fee for Telefónica O2 Czech Republic’s seven channels was CZK 29,654,000.

Market reviews

In accordance with the market analyses performed by the CTO, Telefónica O2 Czech Republic was designated an SMP entity in 12 Czech markets, both retail and wholesale.  The CTO started a second round of market analysis in 2007.  In accordance with reviewed Commission Recommendation on relevant product and service markets from December 2007, CTO decreased the number of markets susceptible to ex ante regulation from 18 to seven (one retail and six wholesale).  Regulatory obligations on the remaining markets were withdrawn in 2008 and 2009.  Telefónica O2 Czech Republic was designated as an SMP on the wholesale broadband market in 2009.  Market reviews of the remaining six relevant markets are in the final phase, and the CTO proposes to designate Telefónica O2 Czech Republic as SMP operator in all of them.

Prices and tariffs

In April 2006, price regulations for access at a fixed point to the telephone network and for calls in the fixed network were abolished.  Subsequent analyses of the relevant markets showed that no further price regulation was necessary.  Additionally, provision of access at a fixed location was taken out of the scope of universal service in 2006.  Besides the absence of price controls at the retail level, CTO also refrained from price controls on the wholesale broadband market during both market reviews it has conducted.

Slovakia

Telefónica O2 Slovakia performs electronic communication activities under Act No. 610/2003 Coll., the Electronic Communications Act, (as amended) and General Authorization (as amended) issued by the Slovak NRA (the Telecommunications Office of Slovak Republic) based on a notification, as well as a number of allocation certificates issued by the NRA.

Responsibility for regulation of electronic communications networks and services rests with the Telecommunication Office of Slovakia. Governmental responsibility for the area of electronic communications lies with the Ministry of Transport, Post and Telecommunications of Slovakia.

Licenses and concessions

On September 7, 2006, Telefónica O2 Slovakia was granted a license to provide electronic communications services by the means of the public electronic communications network using the GSM and UMTS mobile telephone network standards and became a third mobile operator in Slovakia after 10 years of duopoly of two original mobile operators.  The license has been granted for 20 years and expires in September 2026.  The commercial operations were launched on February 2, 2007.

Market analysis

In accordance with the market review performed by the NRA, Telefónica O2 Slovakia has been designated an SMP operator on the wholesale mobile termination market, the only regulated mobile market in Slovakia.  Wholesale termination price regulation is effective from August 2009, and since February 2010 the wholesale termination price regulation is based on the EU benchmarking methodology.  From September 2009, Telefónica O2 Slovakia as a new entrant and market challenger also benefits from a shorter mobile number portability process, a maximum length of which was set by the regulator to five working days.  No retail price regulation is applicable in Slovakia.

Future mobile spectrum

A tender for 2.6 GHz frequencies, with potential of subsequent long-term operation, is expected during the first half of 2011.

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

Licenses and concessions

Telefónica O2 Ireland has provided GSM services since March 1997 after having been awarded a license in May 1996. Its GSM900 license has a duration of 15 years (GSM900: 2 x 7.2 MHz) from 1996.  In 2000 it was awarded an additional GSM 1800 license (2 x 14.4 MHz), which also has a term of 15 years.  In October 2002 Telefónica O2 Ireland was granted a UMTS license, which has duration of 20 years (2 x 15 MHz + 5 MHz).

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

Future mobile spectrum

In March 2008, ComReg published a draft strategy document for spectrum management during the period from 2008 through 2010. ComReg has published three consultation documents in a process to decide the future licenses in the 900 MHz band.  At present, ComReg is proposing to auction all of the spectrum in this band in 2010.  ComReg has also begun a consultation process to determine how to allocate spectrum in the 2.3 GHz band, and a consultation is expected in 2010 to determine the approach to assignment of the 2.6 GHz band (3G expansion band).  ComReg is in favor of licensing the 800 MHz band (Digital Dividend), however, the timing for this is dependent on the government finalizing a date for analogue TV switch-over.

Market reviews

Telefónica O2 Ireland has been found to have SMP in the market for mobile termination. ComReg has previously decided to forebear from the imposition of regulated pricing so long as it could reach agreement with the main operators for a “glide path” for annual reductions in mobile termination rates.  A glide path is currently in place for all operators to cut mobile termination rates to €0.05 per minute by 2012/2013, subject to staying within €0.01 per minute, the European regulators’ group average MTR.

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

Telesp’s concession agreements (local and long distance) were extended in December 2005 for an additional period of 20 years.  These agreements contemplate possible revisions in their terms by ANATEL in 2010, 2015 and 2020.  In 2009, Telesp presented comments and suggestions to ANATEL’s public consultation regarding the 2010 concession contract revision, but ANATEL has not presented the final version of the contract yet. Telesp’s terms of authorization (local and long distance) were granted for an unlimited period of time.

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

On December 4, 2002, ANATEL authorized the migration from the cellular mobile service, or SMC, regime to a new licensing regime, personal mobile service.  Brasilcel’s operators replaced all their old licensing titles granted under the old SMC regime with new personal mobile service authorization titles.  The new personal mobile service licenses include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to certain schedules included in the licenses.  All Telefónica’s Brazilian mobile operating companies (the existing ones and some new acquisitions) were renamed “Vivo” with the exception of Telemig Celular.  The following licenses are held by our Brazilian mobile operating company, Vivo:

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

Competition law

Brazilian competition regulation is based on Law No. 8,884 of June 11, 1994 which prohibits any practice aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising dominant market position.  The Economic Law Office, or SDE, the Secretariat for Economic Monitoring, or SEAE, and the Administrative Council for Economic Defense, or CADE, are the agencies authorized to enforce the competition rules.

Mexico

Regulatory framework

The provision of all telecommunication services in Mexico is governed by the Federal Telecommunication Law and various service-specific regulations.  The governmental agencies which oversee the telecommunications industry in Mexico are the Secretariat of Communications and Transportation, or SCT, and the Federal Telecommunications Commission, or COFETEL.

Licenses and concessions

In Mexico, authorizations to provide mobile telephony services (mobile and personal communication services, or PCS, for the 800 MHz and 1.9 GHz bands, respectively) are granted through concessions.  Currently, regarding the mobile concessions (800 MHz), only one Band A and one Band B service provider may provide mobile telephony services in each of the nine regions of the country.  Regarding PCS concessions, there is no exclusivity in the provision of service, in each region by more than one operator.  In fact, there are currently three operators in each region.  These concessions were granted in 1998 and 2005 for a period of twenty years, and may be renewed for additional 20-year periods, subject to the fulfillment by the operator of certain terms and conditions.

In total, Telefónica Móviles México, and its subsidiaries and participated companies have 22 licenses granted by SCT, which enable it to provide telecommunications services:

•
Telefónica Móviles México’s mobile operating companies have been granted concessions to operate mobile telephony services on Band A until 2010.  SCT granted licenses to Baja Celular Mexicana, S.A. de C.V., or Bajacel, dated July 17, 1990; Movitel del Noroeste, S.A. de C.V., or Movitel, also dated July 17, 1990; Telefonía Celular del Norte, S.A. de C.V., or Norcel, dated July 23, 1990; and Celular de Telefonía, S.A. de C.V., or Cedetel, dated August 2, 1990.  The renewal of these four concessions was requested in 2005.  We presented in 2005 four requests for extension of these concessions before SCT.  The concessions of Bajacel, Movitel y Norcel have been renewed for 15 years from 2010.  The terms and conditions of the renewed concessions are consistent with those concessions that SCT has recently assigned and to those terms and conditions that it will establish in future concessions.  As of the date of this report, we are expecting the formality of receiving the concessions.  In respect of Cedetel, the proposal for renewal was notified by the STC, and it is expected that Cedetel will acept the proposal in due course.  Any further delay in the renewal process to obtain the requested extensions will be attributed to the SCT.

•
Furthermore, SCT granted to Telefónica Móviles México, through Pegaso Comunicaciones y Sistemas, S.A. de C.V. a concession to provide public telecommunications services, on June 23, 1998, and nine spectrum licenses, dated October 7, 1998, in the 1900 Mhz band to provide personal communication services in each of the nine PCS service region, and valid until 2018.  Those licenses may be extended for additional twenty-year periods. For all of these licenses renewal was requested in 2008, the renewal decision is still pending, and we are permitted to continue operating under the terms of the expired licenses until the renewal has been approved.  On April 21, 2005, SCT granted Telefónica México four more spectrum licenses in the same 1900 MHz band, to provide the PCS service and have more bandwidth in regions 3, 5, 7 and 8, valid for 20 years, and with the possibility be renewed for up to 20 additional years.  On September 7, 2009, a modification to Pegaso’s concession was authorized to provide trunked radio services.

•	SCT also granted to Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or GTM, a company in which Telefónica Móviles México has an interest, several licenses:

i)	on June 24, 1998, to install microwave links in 23 GHz frequencies, for a period of 20 years;

ii)	on December 13, 1999, to install microwave links in 7 GHz frequencies, for a period of 20 years, and that can be renewed;

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

On December 2009, a new regulation applicable to all subscription TV service providers was enacted by CONATEL in order to stipulate a new obligation concerning a mandatory percentage of inclusion (12%) of national production services (channels in which both reception and diffusion of sound and images take place in the country to later transmit it by means of subscription TV service providers) in the regular programming packages.  The calculation of the mandatory percentage is to be made on the basis of the totality of the TV channels.  Qualification of a channel as a “national productions service” is a task of CONATEL, who must keep an updated record of those services.

An Administrative Decision on Services Agreements (Providencia n° 1302 sobre Condiciones Generales de los Contratos de Servicios de Telecomunicaciones) was adopted.  As a consequence of this regulation (2009), Telcel proceeded to adapt all of its nine services agreements to fulfill all the conditions and impositions established, mainly related to consumer protection.  We have currently received regulator observations of two of the agreements (TV service and radio localization service), and we are in process of including the modifications based on the observations.

Licenses and concessions

Telcel has been granted a mobile telephony concession to operate and offer mobile services in the 800 MHz band with national coverage, granted in 1991 and expiring on May 31, 2011 that may be extended for a term no longer than 20-year, subject to CONATEL’s discretion.  Telcel also holds a private network services concession, granted in 1993 and renewed on November 28, 2007, until December 15, 2025, that allows Telcel to offer point-to-point or point-to-multipoint private telecommunication services to corporations.  In 2000, Telcel was granted a general license (Habilitación General) to offer local telephony services, national long distance services and international long distance services and to otherwise operate telecommunications networks for a 25-year period expiring on December 15, 2025.  In 2001, Telcel obtained a concession to offer fixed wireless access services nationwide using wireless local loop technology.

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

Prices and tariffs

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2011.  This law also established that the decisions made by the Argentine government during the renegotiation process shall not be limited by, nor subject to, the stipulations contained in the regulatory frameworks currently governing concession or licensing agreements for the respective public utilities.  Renegotiated agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them.  As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government.  On August 21, 2009, the parties requested the Tribunal, in accordance with Rule 43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings. The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica. Such request would be processed in accordance with the ICSID Convention and the Center’s normal rules and procedures taking note of the discontinuance issued by the Tribunal on September 24, 2009.

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

Colombia

Regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 reformed the legal framework, establishing the general regime for information and communication technologies.  Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister.  In addition, operators must obtain a concession from the National Television Commission in order to provide television services.

Law 1341/09 established a transition period in which operators can: (i) preserve the original titles (licenses, contracts, permissions, authorizations) until their expiration or (ii) adopt the regime of general authorization stated by the law and the corresponding registration and preserve the necessary permissions in order to use the spectrum.

During 2009 the Colombian telecommunications regulator, Comisión de Regulación de Comunicaciones or CRC, identified the telecommunications relevant markets and operators with dominant position and established some remedies via ex ante regulations.

Licenses and concessions

Concessions for mobile services in the Eastern Region, the Caribbean Coast Region and the Western Region were granted in March 1994 for a ten-year period and extended for ten years until March 28, 2014.  Before 2014 and because of the transition period set forth under Law 1341/2009, Telefónica Móviles Colombia can renounce its concessions, renew the permission for spectrum use for one period of ten years and subsequently renegotiate an extension. If Telefónica Móviles Colombia continues with its current concessions until 2014, in that year it must register as a telecommunications provider and request permission for spectrum use.

Additionally, Telefónica Móviles Colombia holds concessions for carrier services nationwide, granted in June and November 1998 (initially for ten years and extended once for an additional ten years).  Due to decree 2870 of 2007, these concessions were transformed into a convergent title.  The Ministry of Communications granted Telefónica Móviles Colombia on November 6, 2008 a convergent title to render carrier services for an additional ten-year period (which can be extended for an additional ten years). Like in the case of concessions for mobile services, these licenses are in force until the end of their validity, or Telefónica Móviles can decide to renounce and register as an operator under the general authorization granted by law.

With respect to fixed line services, Law 1341/2009 preserves the indefinite permission for all operators to operate as local exchange carriers in the national area that Law 142/94 had established. Colombia Telecom must register as a telecommunication provider before the CRC.  This registration also covers the general authorization to provide other telecommunications services like long-distance carrier services, value added services, carrier services nationwide and mobile services, among others.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks.  Before the intervention of regulatory authorities, operators must attempt direct negotiations.  Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

Prices and tariffs

Mobile tariffs charged to customers are not regulated, although they may not be discriminatory.  Nevertheless fixed-to-mobile tariffs are subject to a price cap.  Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones.  The regulator set a price cap of 392 Colombian pesos per minute for fixed to mobile tariffs since November 1, 2006, and in 2009 the CRC reduced the tariff to 198.4 Colombian pesos per minute.  Local tariffs are regulated, but operators have the opportunity to offer several alternative plans that are not regulated although they must be registered.

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

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No 2153/92 and Law 1340/09 on Restrictive Trade Practices.  The law prohibits entering in any agreement or engaging in any type of practice, procedure, or system that aims to limit free competition and abuse of a dominant position.  The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

Regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

Licenses and concessions

Telefónica del Perú provides fixed line telecommunications services based on concessions granted by the Ministry of Transportation and Communications, or TMC. The concession term is for 20 years, which may be renewed totally or partially at Telefónica del Perú’s request.  Total renewal is for an additional 20-year period. Partial renewal is for periods of up to five additional years.  Three partial renewals have been approved, extending the concession term until 2027.

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

Telefónica Móviles Perú has a concession for the provision of mobile services on Sub Band A of the 850 MHz Band and Sub Band of 1900 MHz (in these bands, Telefónica Móviles Perú can also provide fixed wireless services) for a 20-year period, renewable upon request for identical periods.  It also holds concessions for offering international and domestic long distance carrier services, granted in February 2002 for a 20-year period. Additionally, it has a concession for the provision of wireless fixed telephony services on the 450 MHz and 900 MHz band for a 20-year period.  Both concessions were granted on March 3, 2008. It also holds the concessions for local carrier services, which expire between 2016 and 2022.  Concessions for domestic and international carrier services expire on February 5, 2019. In addition, it has a concession for local fixed telephony services for national coverage, granted on August 10, 1999 for a 20 year period.  These concessions may be renewed for an additional 20-year period.

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

Competition law

The general competition framework in Peru is based on the Legislative Decree No. 1034.  This law prohibits any monopolistic practices, controls, and restraints on free competition and it is applied, in the telecommunication sector, by OSIPTEL.

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

Beside the above mentioned concession, Otecel holds a concession to provide fixed and mobile services carrier services, which expires on April 22, 2017 and may be extended for a subsequent 15-year period.  The different licenses for the provision of mobile value added services and Internet mobile access, each of which expires on

February 21, 2010, are now under the scope of the new agreement with the Ecuadorian government described in the previous paragraph.  It also holds a license to provide conventional Internet services, which expires on January 25, 2011 and may be extended for a subsequent ten-year period.

A monthly fee amounting to 1% of the invoiced revenues of mobile services must be paid by all operators holding concessions to the National Secretary of Telecommunications as a contribution to support universal service. Under its contract, Otecel may cancel such fee by giving services to agreed zones within the National Plan for Universal Service.

Prices and tariffs

The mobile services concession of Otecel is subject to a maximum rate of $0.50 per minute for mobile services and a maximum rate of $0.10 per minute for rural public telephony.  Otecel may set rates freely so long as it does not exceed these rates, and provided that it notifies the correspondent regulatory body 24 hours ahead of any price increase.

Otecel may set rates freely under its carrier services concession.

Other business lines in Latin America

Country	License/Concession and authorizations	Type of service	Spectrum	Band	Expiration
El Salvador	Concession	Telecommunications services (1)	25 MHz/800 MHz	B Band	2018(2)
	Concession	Telecommunications services (1)	30 MHz/1900 MHz	C Band	2021

Guatemala	Concession	Telecommunications services (1)	80 MHz/1900 MHz	B, C, E and F Bands	2014(3)
	Concession	Telecommunications services (1)			2014(3)
	Concession	Telecommunications services (1)			2014(3)

Nicaragua	Concession	Mobile telecommunications services	800 MHz	A Band	2013(4)
	Concession	Mobile telecommunications services	Additional spectrum 1900	D Band	2013

Panama	Concession	GSM/UMTS	800/1900 Mhz	A Band	2016(5)

Uruguay	License	Mobile telephony	25 MHz 800 MHz		2022-2024(6)

(1)	According to the Telecommunications Law all of such concessions were granted to provide any telecommunications services.

(2)	Concessions for use of spectrum are granted for a 20-year period and may be renewed for additional 20-year periods upon execution of the proceedings set forth in the Telecommunications Law.

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

(6)
The expiration date depends on the spectrum concession: band 800 MHz (12.5 MHz + 12.5 MHz) – 20 years from July 2004; band 1900 MHz (5 MHz + 5 MHz) – 20 years from December 2002; and band 1900 MHz (5 MHz + 5 MHz) – 20 years from July 2004.

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

Fixed Networks

We own fixed networks in Spain, Latin America and Europe, having an incumbent role in Spain, Argentina (the greater Buenos Aires metropolitan area and the southern portion of the country), Brazil (São Paulo), Chile, Peru, Colombia and the Czech Republic.

Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years in the following manners:

•
progressive introduction of broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc., increasing the bandwidth capacity provided to our broadband clients several times in the last four years;

•
introduction of fiber access technologies (xPON) across different deployment scenarios: fiber to the home (FTTH), fiber to the building (FTTB), fiber to the curb (FTTC), fiber to the node (FTTN), etc., increasing the access speed up to 100 Mbps;

•
service support based on  powerful Internet Protocol/ Multiprotocol Label Switching (IP/MPLS) backbones, providing full connectivity to the rest of the network layers, such as access and control, to support services for business and customer market segments (fixed and mobile);

•	migration of the legacy time division multiplexing (TDM) switching networks (PSTN and ISDN) to new generation network (NGN) over all-IP packet networks;

•
migration from legacy transport technologies, such as asynchronous transfer mode (ATM), frame relay (FR), low-rate leased lines , plesiochronous digital hierarchy (PDH) and synchronous digital hierarchy (SDH), to the new generation of optical transport ones, such as dense wavelength division multiplexing (DWDM), coarse wavelength division multiplexing (CWDM) and new generation - synchronous digital hierarchy (NG-SDH);

•	introduction of IMS (Internet Multimedia Subsystem) in many countries to simplify the control of the network and ease the deployment of new services over the all-IP converged network;

•	empowerment of the intelligence of the network to better manage its use, to avoid saturations and frauds and to identify new business opportunities;

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and

•	deployment of new services such as pay TV, under the Imagenio brand, to customers connected through broadband accesses in Spain, Czech Republic, Peru, Chile, Colombia and Brazil.

Mobile Networks

We operate mobile networks in Spain, the United Kingdom, Germany, Ireland, the Czech Republic, Slovakia,  Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Ecuador and Uruguay.  In the case of Brazil (Vivo) the ownership of the networks is shared 50/50 with Portugal Telecom.

We use a number of mobile technologies in the countries in which we operate, namely: GSM and UMTS in Spain, the United Kingdom, Ireland, Germany, Czech Republic, Slovakia and Latin America; CDMA 1X in other countries in Latin America (such as, Brazil, Venezuela and Colombia) and, in the Czech Republic (CDMA 450 Mhz). We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:

•	progressive migration from CDMA technologies to GSM or UMTS technologies in markets where we still exploit these legacy technologies;

•	introduction of broadband into mobile access using technologies such as UMTS, HSDPA, HSUPA and HSPA+;

•	deployment of new services such as mobile television and distribution services for next generation music, video and games;

•	exploration of the adequacy of new technologies such as HSPA and LTE (Long Term Evolution) to provide mobile accesses with increased bandwidth, in particular:

•
HSPA: we have been committed to the deployment of this technology in countries in which we have a presence and as of December 31, 2009, we have extended our coverage up to the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of UMTS standards 3GPP REL 6 and REL 7;

•
LTE: together with main vendors and sharing experience with other operators, we have extensively analyzed the opportunities LTE will bring as 4G mobile technology is used to complement current network technology by creating higher capacity at lower relative cost by user/traffic unit, and, in this regard,  we have deployed the first demonstration trials in 2009, which have been successful so far; and

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.

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

At its meeting on July 26, 2006, our Board of Directors agreed to restructure the way in which we are managed in order to respond to the increasing convergence of fixed and mobile telephony in the markets in which we operate.  In order to adapt to this new environment, we have developed a regional, integrated management model, combining fixed line and mobile telephony services in order to offer customers the best integrated solutions and support in an era of fixed-mobile convergence.  We are managed as three business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, each of which oversees the integrated fixed and mobile telephone and other businesses in its region.  Our three business areas form the basis of our segment reporting in our Consolidated Financial Statements.

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

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	(in millions of euros)
Operating income before depreciation and amortization	22,824	22,919	22,603
Depreciation and amortization expense	(9,436)	(9,046)	(8,956)
Operating income	13,388	13,873	13,647

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

	Year ended December 31, 2009
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	9,757	9,143	3,910	(207)	22,603
Depreciation and amortization expense	(2,140)	(3,793)	(2,895)	(128)	(8,956)
Operating income	7,617	5,350	1,015	(335)	13,647

	Year ended December 31, 2008
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	10,285	8,445	4,180	9	22,919
Depreciation and amortization expense	(2,239)	(3,645)	(3,035)	(127)	(9,046)
Operating income	8,046	4,800	1,145	(118)	13,873

	Year ended December 31, 2007
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	9,448	7,121	4,977	1,278	22,824
Depreciation and amortization expense	(2,381)	(3,559)	(3,386)	(110)	(9,436)
Operating income	7,067	3,562	1,591	1,168	13,388

Net financial debt and net debt

We calculate net financial debt by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated statement of financial position).  We calculate net debt by adding to net financial debt those commitments related to financial guarantees, not considered as net financial debt, and those related to workforce reduction.  We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management.  Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

	As of December 31,
	2007	2008	2009
	(in millions of euros)
Non-current interest-bearing debt	46,942	45,088	47,607
Current interest-bearing debt	6,986	8,100	9,184
Gross financial debt	53,928	53,188	56,791
Other payables	327	477	515
Non-current financial assets(1)	(2,284)	(4,439)	(2,736)
Current financial assets	(1,622)	(2,216)	(1,906)
Cash and cash equivalents	(5,065)	(4,277)	(9,113)
Net financial debt	45,284	42,733	43,551
Commitments related to financial guarantees	365	365	71
Net commitments related to workforce reduction	3,289	2,687	2,261
Net debt	48,938	45,785	45,883

(1)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant statement of financial position date and other interest-bearing assets.

Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review

During the years ended December 31, 2007, 2008 and 2009, various changes occurred in our composition that affect the comparability of our operating results between the periods.  See Appendix I to our Consolidated Financial Statements for a detailed description of the principal changes in our composition affecting our financial statements during the periods under review covered by our Consolidated Financial Statements.  The most significant factors affecting the comparability of our results of operations in the periods under review are discussed below.

Classification of Venezuela as a hyperinflationary economy

Throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led us to reconsider the treatments we follow with the respect to the translation of the financial statements of our investees, as well as the recovery of our financial investments in that country.  Within these factors it is worth highlighting the level of inflation reached in 2009 and the cumulative inflation over the last three years, the restrictions to the official foreign exchange market and, finally, the devaluation of the Bolivar fuerte on January 8, 2010.

As a result, in accordance with IFRS Venezuela must be considered a hyperinflationary economy in 2009.  The main implications of this are as follows:

•	The 2008 figures should not be restated.

•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of Venezuelan companies from the date of acquisition or inclusion in Telefónica’s consolidated statement of financial position to the end of the year to reflect the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is reflected in the translation differences at the beginning of the 2009 financial year.

•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).

•
The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in net financial results and a reconciling item in the statement of cash flows, respectively.

•
All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate, which at December 31, 2009 was 2.15 Bolivar fuerte per dollar (3.1 Bolivar fuerte per euro).

The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the items mentioned above are as follows:

Million of euros
Revenue	267
Operating income excluding the impact of depreciation and amortization cost	64
Net profit	(548)
Translation differences	1,224
Impact on equity	676

Regarding the devaluation of the Venezuelan Bolivar fuerte on January 8, 2010 (see Note 2 to our Consolidated Financial Statements), the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements will be:

•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group.  This effect is estimated at approximately €1,810 million.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.

Finally, on January 19, 2010, the Venezuelan Authorities announced that they would grant a preferential rate of 2.60 Bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010.  To that date, we had in fact requested authorizations related to the distribution of dividends of prior years (see Note 16 to our Consolidated Financial Statements).

Tax amortization of goodwill

In December 2007, the European Commission opened an investigation involving the Kingdom of Spain relating to the potential consideration of the deduction for tax amortization of financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”).  This investigation led to widespread uncertainties regarding the effect any decision by the European Commission would have on, among others, the Telefónica Group.

In the case of the Telefónica Group, as a result of this uncertainty we deemed it necessary to recognize a liability as the deduction had been applied in the consolidated financial statements pending completion of the investigation.

In December 2009, the European Commission released its decision regarding the investigation, deeming the deduction as state aid.  However, this decision does not affect investments made before December 21, 2007, which is the case with the investments made by the Telefónica Group in companies such as O2, Bellsouth’s Latin America operators, Colombia Telecomunicaciones, S.A. ESP and Cesky Telecom.  As a result of this decision, and considering the corporate structure of these investments, income tax in our consolidated income statement for the year ended December 31, 2009 is €591 million lower due to the reversal of this liability.

Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance.

On October 21, 2009, pursuant to our previously described strategic alliance agreement with China Unicom, we exchanged 40,730,735 of our shares for 693,912,264 newly issued shares of China Unicom.  As a result of this exchange, our voting interest in the share capital of China Unicom increased from 5.38% to 8.06%, and China Unicom has a 0.87% voting interest in our share capital at that date.  As of the date of this Annual Report, and after the capital reduction carried out by China Unicom, we hold shares representing 8.37% of China Unicom’s voting share capital and the right to appoint a member to its board of directors.

As a result, our investment in China Unicom is now accounted for using the equity method.  The cumulative amount of this investment at December 31, 2009 was €2,301 million.

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

Upon the end of the acceptance period of the second tender offer, our indirect ownership percentage in CTC’s share capital had increased from 96.75% of all CTC’s outstanding shares, as reached in the first tender offer, to 97.89%.  The total payment for the two tranches was 558.55 million Chilean pesos, equivalent to approximately €658 million.

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

In March 2008, Telco acquired an additional 121.5 million shares of Telecom Italia (representing 0.9% of its share capital), bringing its ownership to 24.5% of the voting rights and 16.9% of the dividend rights.  As a result, we indirectly hold 10.49% of Telecom Italia voting rights and 7.21% of its dividend rights.  We account for our investment in Telco using the equity method.

On December 22, 2009, Telco and Sintonia completed (i) the acquisition in cash by Sintonia of the Telecom Italia shares held by Telco attributable to it on a pro rata basis (approximately 275.1 million Telecom Italia ordinary shares, equal to 2.06% of the ordinary share capital) at a price of €2.2 per share, a total purchase price of approximately €605 million; and (ii) the acquisition by Telco of Sintonia’s entire shareholding in Telco (approximately 162.8 million class A shares, equal to 8.39% of Telco’s share capital).  For additional information on this acquisition see Note 2 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts”.

Significant Changes in Accounting Policies

The accounting policies applied in the preparation of our consolidated annual financial statements as of and for the year ended December 31, 2009 are consistent with those used in the preparation of our consolidated annual financial statements as of and for the year ended December 31, 2008, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRIC (International Financial Reporting Interpretations Committee), effective as of January 1, 2009, noted below.

Amendment to IAS 23:  Borrowing Costs

The amendment consists of the elimination of the possibility to immediately recognize in profit or loss the borrowing costs related to the production or development of qualifying assets. This amendment has had no impact on the accounting policies applied by us.

Amendment to IAS 1:  Presentation of Financial Statements: A Revised Presentation

The revised standard separates owner from non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes presented as a single line item. In addition, the standard introduces the “statement of comprehensive income”, which can be presented in one single statement or in two linked statements. We elected to present two statements. This change is not mandatory, but we have decided to use the proposed titles, which are:

•	“statement of financial position”, instead of “balance sheet”

•	income statement

•	“statement of comprehensive income”, instead of “statement of recognized income and expense”

•	“statement of changes in equity” instead of “movements in equity”

•	“statement of cash flows” instead of “cash flow statement”

Amendment to IFRS 2:  Share-based Payment: Vesting Conditions and Cancellations

This amendment clarifies the definition of vesting conditions and prescribes the accounting treatment of an award that is cancelled because a non-vesting condition is not met. The adoption of this amendment did not have any impact on our financial position or performance.

Amendments to IAS 32 and IAS 1: Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation

These amendments include a limited scope exemption for puttable financial instruments to be classified as equity if they fulfill specified criteria. The adoption of these amendments did not have any impact on our financial position or performance.

Improvements to IFRSs (issued by the IASB in May 2008)

These improvements establish a broad range of amendments to current IFRSs with the primary aim of removing inconsistencies and clarifying wording. These amendments have not had any impact on our financial position or performance.

Amendments to IFRS 7:  Financial Instruments: Disclosures

This amendment enhances the disclosures required about fair value measurements and liquidity risk. The amendment requires the classification of fair value measurements using a three-level hierarchy that reflects the significance of the inputs used in making the measurement, as well as the disclosure of any eventual change in valuation techniques and the reasons for making such change. These amendments have not had any impact on our financial position or performance.

Amendments to IFRIC 9 and IAS 39:  Embedded derivatives

These amendments clarify the impact that a reclassification of a financial asset out of the fair value through profit or loss category has on the assessment of whether an embedded derivative shall be separated from its host contract. Additionally, it prohibits the reclassification when the embedded derivative is not subject to a separate valuation upon the moment of reclassification of a hybrid contract out of the aforementioned category. These amendments have not had any impact on our financial position or performance.

IFRIC 12:  Service Concession Arrangements

This interpretation provides guidance on the accounting by operators for obligations assumed and related rights acquired under service concession arrangements. The adoption of this interpretation did not have any impact on our financial position or performance.

IFRIC 13:  Customer Loyalty Programs

This interpretation establishes that entities that have programs which award points or credits to their customers as the result of a commercial transaction, which in the future will be redeemed for free or discounted products or services, must treat these points as part of the commercial transaction that generates them. In other words, it is a transaction with multiple components, comprising the sale of the product or service itself and the sale of points or credits, therefore such that a part of the amount earned must be allocated to the points awarded and its recognition deferred until their redemption. The portion corresponding to the points will be determined by reference to their fair value. The adoption of this interpretation did not have a significant impact on our financial position or performance.

IFRIC 15:  Agreements for the Construction of Real Estate

This interpretation refers to agreements for the construction of real estate and addresses two related issues: (i) whether the construction of real estate is within the scope of IAS 11, Construction Contracts, or IAS 18, Revenue and (ii) when revenue from the construction of real estate should be recognized. The adoption of this interpretation did not have any impact on our financial position or performance.

IFRIC 16:  Hedges of a Net Investment in a Foreign Operation

This interpretation establishes the criteria for the recognition of hedges of a net investment in foreign operations, including the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held and how an entity should determine the amount of foreign currency gain or loss relating to both the hedging instrument and the hedged item that must be recognized in profit or loss on disposal of the investment. The adoption of this interpretation did not have any impact on our financial position or performance.

IFRIC 18:  Transfers of Assets from Customers

This interpretation applies to deliveries of assets from customers as of July 1, 2009. This interpretation establishes the criteria for accounting for transactions in which an entity receives from a customer an item of property, plant and equipment (or cash for their acquisition or construction) that the entity must use either to connect the customer to a network and/or to provide the customer with ongoing access to a supply of goods or services. The adoption of this interpretation did not have any impact on our financial position or performance.

In addition to this, an amendment to IAS 39 concerning intersegment hedge accounting included in the Improvements to IFRSs issued by the IASB in April 2009 is effective for annual periods beginning on or after January 1, 2009, but is not endorsed by the European Union as of the date of publication of these consolidated financial statements. This amendment clarifies that hedge accounting not be applied to transactions between segments in accordance with the principle in IAS 39, which does not allow hedge of intragroup transactions in the consolidated financial statements. The application of this amendment would not have had any impact on the 2009 consolidated financial statements.

Finally, the following IFRS and IFRIC interpretations were issued but not effective at the date of preparation of our Consolidated Financial Statements:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial Instruments	January 1, 2013
Revised IFRS 3	Business Combinations	July 1, 2009

Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Improvements to IFRS (April 2009)		January 1, 2010 (*)
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Amendment to IFRS 2	Group Cash settled Share-based Payments	January 1, 2010
Amendment to IFRS 1	Additional Exemptions for First-time adopters	January 1, 2010
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010

(*)
The amendments to IFRS 2, IAS 38 (relating to intangible assets acquired in business combinations) IFRIC 9 and IFRIC 16 are effective for all fiscal years beginning July 1, 2009. There is no mandatory application date for the additional guidance to the appendix of IAS 18 on the determination of agent/principal because this appendix is not part of the standard.

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 17	Distributions of Non-cash Assets to Owners	July 1, 2009
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
Amendment to IFRIC 14	The limit of a Defined Benefit Asset, Minimum Funding Requirement and their Interaction	January 1, 2011

We are currently assessing the impact of the application of these standards, amendments and interpretations. From the analyses made, we estimate that their adoption will not have a significant impact on our consolidated financial statements in the initial period of application.  However, the changes introduced by the revised IFRS 3 and amendments to IAS 27 will affect future acquisitions and transactions with non-controlling interests carried out on or after January 1, 2010.  The changes introduced by IFRS 9 will affect financial assets and future transactions with financial assets carried out on or after January 1, 2013.

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

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate.  Demand for services in those countries is affected by the performance of their respective economies, including changes in gross domestic product, or GDP, inflation, or CPI, external accounts and unemployment rates.

Operating environment by country

Spain

In 2009, Spanish GDP contracted by 3.6%, compared with a positive average annual growth rate of 3.6% in the period 1998 through 2008. This slowdown was explained by a strong deceleration of internal demand, both household consumption which contracted at an annual rate of 5.0% during 2009 compared to average growth of 3.3% during the period 1998 through 2008, and investment which contracted at an annual rate of 15.0% in 2009 compared to average annual growth of 3.4% during the period 1998 through 2008.  Inflation averaged -0.3% in 2009, compared with 4.1% in 2008 and 2.8% in 2007.  Despite the lower average annual inflation rate, prices in 2009 experienced a high degree of volatility through the year, reaching a minimum of -1.4% in July and increasing up to 0.8% by the end of the year.  The current account deficit for 2009 reached 5.6% of GDP, almost half the percentage in the prior two years (9.5% of GDP in 2008 and 10.0% in 2007).  This improvement was mostly explained by the trade balance (imports fell significantly more than exports due to the sharp slowdown in domestic demand).  The unemployment rate reached 18.8% at the end of the year, notably higher than the average rate of 13.9% in 2008 and 8.6% in 2007.  The increase in the unemployment rate was mostly explained by the poor employment performance during 2009; 1.2 million jobs were lost, twice the number of 2008 (619,000) and a reversal from 2007 when 475,000 jobs were created in Spain.

United Kingdom

In 2009, the British economy, measured in terms of GDP, contracted by 4.8%, compared with a positive growth rate of 0.6% in 2008 and 2.6% in 2007.  A sharp slowdown in domestic demand in 2009 explained the negative GDP growth.  In addition, during 2009, fixed capital investment contracted at an annual rate of 14.6%, compared to a contraction of 3.5% in 2008 and growth of 7.9% in 2007.  Private consumption deteriorated less severely, falling at an annual rate of 3.1% in 2009, compared with a positive annual growth rate of 0.9% in 2008 and 2.1% in 2007.  The CPI increased by an average annual growth rate of 2.2% in 2009, compared with 3.6% in 2008 and 2.3% in 2007.  The deceleration in the rate of average annual CPI growth was partially explained a temporary VAT reduction of 2.5 percentage points (from 17.5% to 15.0%) and worsening consumer demand.  During the first ten months of 2009, employment decreased at an annual rate of 1.6%, compared to an annual increase of 0.7% in both 2008 and 2007 (Labor Force Survey).  As a result, the unemployment rate reached 7.8% in December 2009, compared to an average annual rate of 5.7% in 2008 and 5.3% in 2007.

Germany

In 2009, the German economy contracted 5.0%, after growing 1.3% in 2008 and 2.5% in 2007. This significant slowdown was due to a contraction in fixed income investment of 8.6% in 2009, and the negative contribution of the external sector to GDP growth (exports decreased 14.6% while imports contracted just 8.9%). Because of this, the current account balance declined to 4.2% of GDP in 2009, from 6.6% of GDP in 2008 and 8.0% of GDP in 2007. Inflation averaged 0.3% in 2009, which was significantly less than the average in 2008 and 2007 (2.6% and 2.3%, respectively) At the end of 2009, inflation stood at 0.8%. During 2009, the unemployment rate stood at 8.2%, slightly higher than the rate in 2008 (7.8%) but not reaching 2007 levels (9.0%). However, in 2009, 186,000 jobs were lost, compared to a positive job creation of 296,000 in 2008 and 591,000 in 2007.

Czech Republic

The Czech economy contracted by 4.1% in 2009 as opposed to growth of 2.5% in 2008 and 6.1% in 2007.  Internal demand in 2009 underperformed with respect to previous years mainly due to investment, which decreased by 8.3% in 2009 compared to a decrease of 1.5% in 2008 and growth of 10.8% in 2007.  Household consumption contracted 0.1% in 2009, compared to growth of 3.5% and 4.9% in 2008 and 2007, respectively.  Inflation, as measured by the CPI, grew 1% in December 2009 compared to December 2008, well below the Central Bank objective (2%) and well below the 6.3% and 2.9% levels reached in 2008 and 2007, respectively.  The current account had a €1.5 billion deficit for 2009, higher than the €1 billion deficit recorded in 2008 but lower than the €4 billion deficit of 2007.  However, net foreign direct investment was clearly lower than in past years.  During 2009, net foreign direct investment decreased 35% with respect to 2008 (€1 billion in 2009 compared to €1.5 million in 2008).  The increase in global risk aversion negatively affected the Czech crown, with the average Czech crown to euro exchange rate for 2009 depreciating by 6% against the euro in 2009, contrasting with a 10.1% appreciation in 2008 and 2.1% in 2007.

Brazil

Brazil’s 2009 GDP was negatively affected by the economic downturn, which began in the last quarter of 2008.  As expected by economic forecasters surveyed by Focus Economics, positive quarterly growth in GDP since the second quarter of 2009 did not compensate for the contraction in the previous quarters.  As a result, Brazilian GDP decreased 0.2% in 2009, after posting growth of 5.1% in 2008 and 6.1% in 2007.  The same forecasters expect the expansion of private consumption in 2009 to be 3.0%, less then half of the 7.0% growth rate reached in 2008 and the 6.3% recorded in 2007.  Investment decreased by 9.9% in 2009, after rising by 13.4% in the previous year and 13.9% in 2007. Inflation, as measured by the CPI, slowed down to an increase of 4.3% in 2009, below the inflation target established by the Central Bank, of 4.5%, and lower than the 5.9% posted in 2008 and 4.5% in 2007.  Due to the deceleration of economic activity and inflation, the basic interest rate, the SELIC, was reduced from 13.75% to 8.75%.  The current account deficit reached $24.3 billion in 2009, compared to $28.2 billion in 2008 and a surplus of $1.6 billion in 2007.  This deficit in 2009 was financed by capital inflows, such as foreign direct investments of $25.9 billion and portfolio investments of $46.7 billion.  As a consequence, international reserves rose by $32.2 billion in 2009, to a record level of $239.1 billion.  The improvement in domestic economic data, along with increased liquidity in the international capital markets, led to a decrease in country risk.  The J.P. Morgan Emerging

Markets Bond Index Plus (EMBI + Brazil) ended 2009 at 197 basis points, from 428 basis points at the end of 2008 and 221 basis points at the end of 2007.  As the risk reduced and capital inflows gained strength, the exchange rate restarted its appreciation trend, as observed since 2004.  The Brazilian real appreciated against the U.S. dollar by 25.6% in 2009, reaching an exchange rate of R$1.74/ $1.00 on December 31, 2009, from R$2.34 per $1.00 by the end of 2008 and R$1.77 per $1.00 at the end of 2007.

Mexico

Mexico’s real GDP shrank 6.5% in 2009 compared to a previous growth of 1.4% in 2008 and 3.3% in 2007.  Inflation, as measured by the CPI, grew 3.6% in December 2009 compared to December 2008, slightly above the central bank’s target of 3% but within its tolerance range of 2% to 4%.  Inflation was highly reduced with respect to 2008 (6.5% growth in December 2008 with respect to December 2007) due to a fall in agricultural prices and to the introduction of fuel subsidies by the government during 2009.  Mexico has been the country with the most severe contraction in Latin America, suffering from its high exposure to the U.S. economy and from the swine flu epidemic that reduced tourism and the already declining capital inflows.  However, this recession differs from previous ones in that Mexico has been better prepared, having sound macroeconomic fundamentals including a solvent fiscal position, a floating exchange rate system and an independent central bank committed to price stability.  Moreover, the lines provided by the U.S. Federal Reserve and the International Monetary Fund, or IMF, contributed to greater financial resilience.  Despite the harsh economic downturn, the second half of 2009 was promising.  The Mexican economy, in terms of GDP, grew 2.9% quarter-on-quarter during the third quarter of 2009 and 2.0% quarter-on-quarter during the fourth quarter of 2009.  The trade balance posted a deficit of $4.7 billion, $12.9 billion lower than in 2008 due to a higher fall in imports as a consequence of the internal demand collapse.  These external imbalances were well financed by capital inflows, which grew in the last quarter, and international reserves held by the central bank reached a new record of $90.9 billion in 2009 (amounting to 10.2% of GDP). The exchange rate relative to the U.S. dollar reached a maximum in March 2009 of 15.56 Mexican pesos to the U.S. dollar, a level never seen before.  However, from that moment the exchange rate relative to the U.S. dollar appreciated.  It closed at 13.06 Mexican pesos to the U.S. dollar at the end of 2009, 4.3% more compared to the end of 2008 but 20% less with respect to the end of 2007.

Venezuela

The Venezuelan economy reversed from the positive results demonstrated during the previous five years.  In 2009, GDP contracted approximately 3.3% as a result of lower oil prices in the first part of the year and high inflation.  Both factors had a negative impact on private consumption, which decreased by 3.2% in 2009, compared to growth of 7.1% in 2008 and 18.7% in 2007.  The rest of the components of aggregate demand, also slowed markedly below the figures recorded in 2008 and 2007.  In 2009, investment dropped 20.0% (growth of 2.5% in 2008 and 23.0% in 2007), public consumption grew 2.3% (growth of 6.7% in 2008 and 6.1% in 2007), exports fell 12.9% (decreases of -2.7% in 2008 and -7.0% in 2007), and imports faced dramatic contraction of 19.6% (growth of 3.8% in 2008 and 29.9% in 2007).  In terms of inflation, the national CPI rose to 25.1% in 2009, which represents a lower figure in comparison with 30.9% in 2008 and 22.5% in 2007 (The national CPI was created in 2008 and because of that, 2007 variation corresponded to Caracas CPI); however, Venezuela continues with the highest levels of inflation in Latin America.  The unemployment rate reached 6.6% at the end of 2009, which was higher than the 6.1% observed in December 2008 and 6.2% in December 2007, because of the fall in economic activity.  The external accounts suffered a negative impact as a result of lower oil prices, with the current account surplus decreasing to $8.6 billion in 2009, in comparison with $37.4 billion in 2008 and $18.1 billion in 2007.  On the other side, the capital account deficit reached $14.0 billion, which was lower than the deficit in 2008 ($24.8 billion) and 2007 ($22.1 billion).  This performance generated a reduction in the central bank’s stock of international reserves to $35.0 billion at the end of 2009.  Finally, the parallel exchange rate was 2.8 times over the official exchange rate, as a result of the reduction imposed by CADIVI (the Venezuelan Commission for Currency Administration) on hard currency disbursements during the year.

Chile

Due to the international financial crisis, the Chilean economy, in terms of GDP, contracted by an estimated 1.7% in 2009 compared to growth of 3.1% and 4.7% in 2008 and 2007, respectively.  This contraction in 2009 is explained by a 6.8% decrease in domestic demand, mainly caused by a 16.4% decrease in investment and an historical reduction in inventories. Employment contracted by an average of 0.7% in 2009 resulting in an average unemployment rate of 9.7% (with a peak of 10.8% in the first half of the year) compared to 7.7% and 7.0%  in  2008 and 2007, respectively. In the worst phase of the recession, economic activity plunged 5.1% year-on-year in April 2009.  A $4 billion (2.8% of GDP) stimulus program that included temporary tax cuts, cash bonuses, and employment subsidies was implemented by fiscal authorities to avoid a further decline.  The Chilean central bank, on its side, cut its monetary rate by 775 basis points down to 0.5% in an effort to ease local financial conditions.  Both, monetary and fiscal measures fueled activity in the second half of 2009. Inflation, as measured by the CPI, which was the main concern in previous years, dropped sharply and decreased by 1.4% compared to 2008, the first negative data in 75 years.  Despite a reduction in export volume, the trade balance had a surplus of $13.3 billion in 2009 (compared to $8.8 billion in 2008 and $23.6 billion in 2007), mostly explained by the strong increase in cooper prices (a commodity that represents approximately half of Chilean total exports) and a fall in imports (volume and prices).  The fears of a sudden stop of financial inflows receded quickly as foreign direct investment net inflows for 2009 reached $4 billion, an amount that, however, represents less than a half compared to $9.9 billion and $9.6 billion in 2008 and 2007, respectively.  At the end of 2009, the nominal Chilean peso to U.S. dollar exchange rate was 506.7, an appreciation of 20% with respect to the exchange rate at the end of 2008 (629.1 pesos per U.S. dollar), that was driven by copper prices, growing opportunities derived from the strong recovery of shares and the fiscal funding needs (mostly satisfied with dollar selling in the local market). For the first time since 2003, the country had a public deficit of around 4.5% of GDP, mostly explained by the countercyclical measures implemented to mitigate the recession as previously mentioned.  As a proof of its solid financial position the Chilean government financed this deficit almost exclusively with savings, its sovereign Economic and Social Stabilization Fund was reduced by an aggregate amount of $9 billion, from an initial balance of $20 billion.

Argentina

Argentina’s GDP grew 0.9% in 2009 according to official statistics, although private estimates suggest that GDP contracted 4.3% in the period.  This data contrasts with the average annual growth rates of approximately 8.5% achieved during each of the six preceding years (from 2003 through 2008).  The Argentine peso depreciated 10.1% relative to the U.S. dollar, closing at 3.8 Argentine pesos per U.S. dollar at the end of 2009 compared to 3.45 Argentine pesos per U.S. dollar at the end of 2008 and 3.15 Argentine pesos per U.S. dollar at the end of 2007.  The official CPI increased 7.7% in 2009 (compared to 7.2% in 2008 and 8.5% in 2007), although private entities estimate that the true increase was 14.3%.  The current account balance showed a surplus of $11.3 billion in 2009, which is 60.5% and 52.9% higher compared to 2008 and 2007, respectively.  The trade balance contributed significantly to this result since imports decreased 31.9%, more than the 20.4% decline in exports over the same period.  Economic conditions also affected unemployment, which increased to 8.4% at the end of 2009 from 7.3% at the end of 2008 and 7.5% at the end of 2007.

Colombia

After the deceleration in GDP growth in 2008 (2.5% year-on-year compared with 7.5% year-on-year in 2007), in 2009 the Colombian economy entered into a recession as a result of the global financial crisis, an upsurge in its trade deficit and deterioration of neighboring economies.  In particular, industry and retail sales were especially affected.  The unemployment rate averaged 12% in 2009, moderately higher than the average rate in the prior two years (11.3% in 2008 and 11.2% in 2007).  For 2009 analysts forecast GDP growth near 0.1% which may be explained by a better than expected last quarter.  The incipient recovery is dependent upon a recovery in consumer confidence, a strong decrease in the CPI year-on-year (which increases real income), expansionary monetary policy implemented by the Colombian central bank in 2009 and further decreases in imports to lower trade imbalances.  The current account deficit dropped from 2.8% of GDP in 2008 (same level in 2007) to 2.0% of GDP in 2009. During 2009, the Colombian peso appreciated relative to the U.S. dollar by 8.9% compared to a depreciation of 11.4% in 2008 and an appreciation of 10% in 2007.  This appreciation was supported by a smaller than expected decrease in foreign investment (especially in the mining and oil sectors) and U.S. dollar inflows from the central government and Ecopetrol.  The deceleration in the rate of annual CPI growth was partially explained by the weak aggregate demand in 2009 compared to 2008.  In addition, food and regulated sector inflation moved prices below the low band of the Colombian central bank’s target of 4.5%.  Year-on-year CPI dropped from 7.7% for 2008 compared to 2007 to 2.0% for 2009 compared to 2008.

Peru

During 2009, the Peruvian economy, in terms of GDP, grew by 0.9% compared to 9.8% in 2008 and 8.9% in 2007, well-above the region’s results. The deceleration in GDP growth was mainly driven by a fall in domestic demand of 2.9%, with a significant decrease in private investment of 15.2%, while private consumption grew at only 1.9%.  However, the fiscal stimulus implemented by the Peruvian government in 2009 contributed significantly to economic activity, with government spending growing 16.5% in 2009. Consumer prices, as measured by the CPI, increased by 0.3% in 2009, 0.7 percentage points below the lower limit of the central bank’s target, compared with 6.7% in 2008 and 3.9% in 2007. The fiscal deficit was 2.1% of GDP, compared to the surplus of 2.1% in 2008, and a surplus of 3.1% in 2007, while net foreign direct investment decreased by 30%, compared with a gain of 14% in 2008 and 56% in 2007. In the foreign exchange market, the Peruvian nuevo sol appreciated 8% against the U.S. dollar in 2009, reaching 2.89 Peruvian nuevo sol per U.S. dollar at the end of the year, compared with a depreciation of 4.8% in 2008. Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBI Peru), fell 344 basis points to 165 basis points in 2009, explained by a gradual decrease in risk aversion to emerging markets, mainly in the first half of the year. Finally, Moody’s Investors Service assigned investment grade status to Peruvian Long Term Foreign Currency Debt (BBB-/outlook stable), due to solid macroeconomic fundamentals, highlighted by sound public finances, financial markets dynamism, and a reduction of external vulnerabilities.

Ecuador

Ecuador’s real GDP growth reached approximately 0.98% in 2009, compared to the growth of 6.5% in 2008 and 2.5% in 2007, as a result of the underperformance of several domestic demand components, primarily private consumption and investment. Consumer prices, as measured by CPI, rose 4.3% in 2009 (8.8% in 2008 and 3.3% in 2007), explained by lower food and beverages prices. In the external sector, the trade balance reached a deficit of $332 million in 2009, almost $1,240 million less than the surplus 2008, mainly as a result of the sharp correction in oil prices during the first half of 2009 and due to global economic slowdown, which had a negative effect over the country’s non-oil exports. Ecuador’s non-oil trade deficit grew by 34% to $4.9 billion in 2009 from $7.5 billion in 2008 and $4.3 billion in 2007. Consequently, the dollarization regime under which the country has operated since 2000 will likely be under stress during the beginning of 2010 and for as long as the still uncertain external environment (volatility in commodity prices and global economic weakness) affects Ecuador’s external and fiscal accounts. During 2009, Ecuador lost $0.7 billion of its free disposable international reserves. Nevertheless, Ecuador’s public finances have been supported by an improvement in tax revenues, multilateral agencies’ loans and bilateral investment agreements. Finally, country risk, measured by J.P. Morgan Emerging Markets Bond Index (EMBI Ecuador), fell 3,962 points to 769 points during 2009, due to an improvement in the country’s external net debt position and to a gradual reduction in the risk aversion to emerging markets.

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

We estimate that in 2009 variations in currencies increased our consolidated cash flows by approximately €269 million and decreased our consolidated revenues by approximately 3.1%.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2009 equity attributable to equity holders of the parent increased by €2,238 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real and the pound sterling relative to the euro, and the effect of the devaluation in Venezuela.

We estimate that in 2008 variations in currencies decreased our consolidated cash flows by approximately €302 million and decreased our consolidated revenues by approximately 3%.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro. For example, in 2008 equity attributable to equity holders of the parent decreased by €3,708 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the pound sterling and Brazilian real relative to the euro.

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

	2007(1) Average	2008(1) Average	2009(1) Average	% change 2007 to 2008 Average	% change 2008 to 2009 Average
Pound Sterling	0.68	0.79	0.89	16.12%	12.04%
U.S. Dollar	1.37	1.46	1.39	6.94%	(5.00)%
Brazilian Real	2.66	2.66	2.76	(0.09)%	3.68%
Argentine Peso	4.26	4.63	5.17	8.67%	11.70%
Peruvian Nuevo Sol	4.28	4.29	4.18	0.29%	(2.56)%
Chilean Peso	714.64	758.73	775.80	6.15%	2.25%
Mexican Peso	14.95	16.24	18.78	8.60%	15.63%
Venezuelan Bolivar fuerte	2.94	3.15	2.99	6.98%	(5.00)%
Czech Crown	27.76	24.97	26.44	(10.04)%	5.87%
Colombian Peso	2,837.13	2,873.56	2,985.07	1.15%	3.88%
Guatemalan Quetzal	10.50	11.07	11.33	5.40%	2.37%

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.

In the comparison below of our results of operations, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make such comparisons, we have converted into euro certain financial items for the relevant year using the prior year’s average exchange rate.  We refer to such comparisons as being made on a “constant euro basis” or “excluding foreign exchange rate effects”.

We also make certain comparisons on a local currency basis.  To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods.

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

Group Results of Operations

A summary of our results of operations for 2007, 2008 and 2009 and certain consolidated revenue and expense items as a percentage of revenues for the periods indicated is shown below.

	Year ended December 31,
	2007		2008		2009
	Total	Percentage of revenues	Total	Percentage of revenues	Total	Percentage of revenues
	(in millions of euros, except percentage of revenues)
Revenues	56,441	100.0%	57,946	100.0%	56,731	100.0%
Other income	4,264	7.6%	1,865	3.2%	1,645	2.9%
Supplies	(17,907)	(31.7)%	(17,818)	(30.7)%	(16,717)	(29.5)%
Personnel expenses	(7,893)	(14.0)%	(6,762)	(11.7)%	(6,775)	(11.9)%
Other expenses	(12,081)	(21.4)%	(12,312)	(21.2)%	(12,281)	(21.6)%
Operating income before depreciation and amortization (OIBDA)(1)	22,824	40.4%	22,919	39.6%	22,603	39.8%
Depreciation and amortization	(9,436)	(16.7)%	(9,046)	(15.6)%	(8,956)	(15.8)%
Operating income	13,388	23.7%	13,873	23.9%	13,647	24.1%
Share of profit (loss) of associates	140	0.2%	(161)	(0.3)%	47	0.1%
Net financial income (expense)	(2,844)	(5.0)%	(2,797)	(4.8)%	(3,307)	(5.8)%
Corporate income tax	(1,565)	(2.8)%	(3,089)	(5.3)%	(2,450)	(4.3)%
Profit for the year from continuing operations	9,119	16.2%	7,826	13.5%	7,937	14.0%
Income (loss) from discontinued operations	—	—	—	—	—	—
Profit for the year	9,119	16.2%	7,826	13.5%	7,937	14.0%
Non-controlling interest	(213)	(0.4%)	(234)	(0.4)%	(161)	(0.3)%
Profit for the year attributable to equity holders of the parent company	8,906	15.8%	7,592	13.1%	7,776	13.7%

(1)	For a reconciliation of OIBDA to operating income, see “—Operating Results—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization”.

Overview

We increased our customer base, measured in terms of total accesses, by 2.1% to 264.6 million accesses at December 31, 2009 from 259.1 million accesses at December 31, 2008, which was a 13.3% increase from the 228.7 million accesses we had at December 31, 2007.  This growth from December 31, 2008 to December 31, 2009 was primarily driven by a 3.3% increase in mobile accesses, an 8.2% increase in broadband accesses and a 9.8% increase in pay TV accesses, which more than offset our 5.4% loss of fixed telephony accesses and 28.5% loss of narrowband accesses as these technologies continue to be substituted by customers for mobile and broadband technologies, respectively.  Growth in our total number of accesses from December 31, 2007 to December 31, 2008 was primarily driven by strong growth in mobile and broadband accesses.

The growth in our customer base in terms of accesses from December 31, 2008 to December 31, 2009 under difficult economic circumstances did not, however, result in a corresponding increase in revenues, which decreased 2.1% in 2009 compared to 2008.  However, excluding foreign exchange rate effects (i.e., by converting into euro relevant items for 2009 using 2008’s average exchange rates) and the effects of Venezuela being considered a hyperinflationary economy in 2009, revenues would have increased 0.3% in 2009 compared to 2008.  In Spain and Europe, the competitive environment remained intense and continued to put downward pressure on our tariff structures, which resulted in revenue growth not keeping pace with access growth.  In addition, further downward pressure was placed on our revenues from mobile accesses as a result of regulatory action in the European Union and certain Latin American countries, which resulted in decreased interconnection and roaming rates during the period.  This decrease in revenues led to a 1.4% decrease in OIBDA to €22,603 million in 2009 from €22,919 million 2008. Nonetheless, excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, OIBDA would have increased 0.5% in 2009 compared to 2008.

Operating income decreased 1.6% to €13,647 million in 2009 from €13,873 million in 2008, while profit for the year attributable to equity holders of the parent company increased 2.4% to €7,776 million in 2009 from €7,592 million in 2008 primarily as a result of our share of profit of associates and lower corporate income tax primarily related to the reversal of a tax liability.

At December 31, 2008, our customer base, measured in terms of total accesses, increased 13.3% to 259.1 million accesses from the 228.7 million accesses we had at December 31, 2007.  Growth in our total number of accesses from December 31, 2007 to December 31, 2008 was primarily driven by strong growth in mobile and broadband accesses.  The strong growth in our customer base from December 31, 2007 to December 31, 2008 under difficult economic circumstances translated into a moderate increase of 2.7% in revenues in 2008 compared to 2007.  Negative exchange rate effects resulted in a reduction of our revenue growth by 3.0 percentage points.  This modest increase in revenues led to a small increase in OIBDA to €22,919 million in 2008 from €22,824 million in 2007, which amount in 2007 included non-recurring gains on the sales of Airwave (€1,296 million) and Endemol (€1,368 million).  Operating income rose 3.6% to €13,873 million in 2008 from €13,388 million in 2007, while profit for the year attributable to equity holders of the parent company decreased 14.8% to €7,592 million in 2008 from €8,906 million in 2007.  This decrease in profit for the year attributable to equity holders of the parent company was primarily the result of the inclusion in 2007 of non-recurring gains on the sales of Airwave and Endemol and an increase in corporate income tax from €1,565 million in 2007 to €3,089 million in 2008.

By geographic area, Telefónica Europe had the largest percentage increase in accesses with an increase of 6.9% to 49.2 million accesses at December 31, 2009 from 46.1 million accesses at December 31, 2008, primarily driven by a 6.5% increase in mobile accesses.  Telefónica Latin America had the largest percentage increase in accesses from December 31, 2007 to December 31, 2008, with an increase of 18.0% to 158.3 million accesses at December 31, 2008 from 134.1 million accesses at December 31, 2007, primarily driven by strong growth in its mobile business, increased broadband sales and an expanding pay TV customer base.

By access type, we increased mobile accesses by 3.3% to 202.3 million (excluding 9.0 million accesses of Medi Telecom, which we sold in December 2009) at December 31, 2009 from 195.8 million at December 31, 2008, which was a 16.7% increase from the 167.8 million mobile accesses we had at December 31, 2007.  Contributions to mobile net adds from December 31, 2008 to December 31, 2009, by country, were led by Brazil (6.8 million additional mobile accesses), Mexico (2.1 million additional mobile accesses), Germany (1.3 million additional mobile accesses), Argentina (1.1 million additional mobile accesses) and the United Kingdom (1.0 million additional mobile accesses). In the same period, Colombia was the worst performer with negative mobile net adds of 1.0 million.  Contributions to mobile net adds from December 31, 2007 to December 31, 2008, by country, were also dominated by countries in Latin America, with the highest growth in Brazil (7.5 million additional mobile accesses, excluding mobile accesses of Telemig), Mexico (2.8 million additional mobile accesses), and Peru (2.5 million additional mobile accesses).  In Europe, Germany was a strong contributor to the growth in mobile accesses with 1.7 million additional mobile accesses from December 31, 2007 to December 31, 2008. We also increased broadband accesses by 8.2% to 13.5 million at December 31, 2009 from 12.5 million at December 31, 2008, which was a 20.9% increase from the 10.3 million broadband accesses we had at December 31, 2007.  We increased our number of broadband accesses from December 31, 2007 to December 31, 2009 primarily as a result of robust demand for Duo and Trio bundles, including broadband, pay TV and fixed telephony, which have made a significant contribution to the development of the broadband market and to increased customer loyalty.  From December 31, 2008 to December 31, 2009, we increased broadband accesses by 4.4% in Spain to 5.5 million, by 5.9% to 6.4 million in Latin America and by 37.1% to 1.6 million in Europe.  At December 31, 2009, in Spain 88% of our broadband accesses were included in Duo or Trio bundles, while in Latin America the weight of packaged products continued to grow, with 56% of broadband accesses bundled in Duo and Trio bundles at the same date.  This growth in broadband accesses more than offset the continued decrease in narrowband accesses from 2.7 million accesses at December 31, 2007 to 2.0 million accesses at December 31, 2008 to 1.4 million accesses at December 31, 2009.

Finally, we increased pay TV accesses by 9.8% to 2.5 million at December 31, 2009 from 2.3 million at December 31, 2008, which was a 29.7% increase from the 1.7 million pay TV accesses we had at December 31, 2007.  The continued growth in pay TV accesses from December 31, 2007 to December 31, 2009 was primarily as a result of further market penetration in the areas in which this service is available, which as of December 31, 2009, included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.

The inflation index reached in 2009, the cumulative inflation index over the last three years, restrictions in the official foreign exchange market, and the devaluation of the Bolivar fuerte on January 8, 2010, led us to consider Venezuela a hyperinflationary economy for 2009.  Such classification had several effects on our Consolidated Financial Statements as explained in more detail under “—Significant Factors Affecting the Comparability of our Results of Operations in the Period Under Review—Classification of Venezuela as a hyperinflationary economy” and Note 2 to our Consolidated Financial Statements.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

Revenues decreased 2.1% to €56,731 million in 2009 compared to €57,946 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, revenues would have increased 0.3% in 2009 compared to 2008.

By geographic area, Telefónica Latin America contributed the greatest percentage to our revenues in 2009, accounting for 40.5% of the total, which represents an increase of 2.2 percentage points from 2008.  Telefónica Spain contributed 34.7% of our 2009 revenues (36.0% in 2008) and Telefónica Europe contributed 23.9% (24.7% in 2008).

Other income

Other income decreased 11.8% to €1,645 million in 2009 compared to €1,865 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, other income would have decreased 9.7% in 2009 compared to 2008.  Other income in 2009 included a €220 million gain on the sale of our stake in Medi Telecom.  In 2008, other income included a €143 million gain on the sale of our stake in Sogecable.

Total expenses

Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses do not include depreciation and amortization.

Our total expenses decreased 3.0% to €35,773 million in 2009 compared to €36,892 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, total expenses would have decreased 0.4% in 2009 compared to 2008.

Supplies.  Supplies decreased 6.2% to €16,717 million in 2009 compared to €17,818 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, supplies would have decreased 3.1% from 2008 to 2009.  This decrease is primarily due to lower interconnection costs associated with lower fixed-mobile traffic and the reduction of mobile termination rates.

Personnel expenses.  Personnel expenses increased 0.2% to €6,775 million in 2009 compared to €6,762 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, personnel expenses would have increased 2.7% from 2008 to 2009.  This increase was primarily due to increases in our work force and wages over the period. The average workforce during 2009 reached 255,151 employees, with a net increase of 3,376 employees compared to 2008, mainly due to the workforce increases within Atento.  Excluding employees of Atento, our average number of employees in 2009 would have increased by 381 employees to 125,266 employees compared to 2008.

Other expenses.  Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as certain types of taxes.  Other expenses also include changes in operating allowances and other operating expenses.  Other expenses decreased 0.2% to €12,281 million in 2009 from €12,312 million in 2008. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, other expenses would have increased 2.0% in 2009 compared to 2008. This increase was principally driven by higher customer, network and IT management expenses in Telefónica Latin America.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, our OIBDA decreased 1.4% to €22,603 million in 2009 compared to €22,919 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, OIBDA would have increased 0.5% from 2008 to 2009.

Of our 2009 OIBDA, Telefónica Spain contributed 43.2% (44.9% in 2008), while Telefónica Latin America and Telefónica Europe contributed 40.5% (36.8% in 2008) and 17.3% (18.2% in 2008), respectively.

Our OIBDA margin increased to 39.8% in 2009 compared to 39.6% in 2008.  For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization”.

Depreciation and amortization

Our depreciation and amortization decreased 1.0% to €8,956 million in 2009 compared to €9,046 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, depreciation and amortization would have increased 1.3% from 2008 to 2009, principally driven by Telefónica Latin America and Telefónica Europe depreciation and amortization increases.  Telefónica Europe depreciation and amortization in 2009 includes the amortization of the purchase price allocation made following the acquisitions of the O2 Group (€635 million in 2009 compared to €689 million in 2008) and Telefónica O2 Czech Republic (€89 million in 2009 compared to €131 million in 2008).

Operating income

As a result of the foregoing, our operating income decreased 1.6% to €13,647 million in 2009 from €13,873 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, operating income would have remained constant in 2009 compared to 2008.

Share of profit (loss) of associates

Our share of profit (loss) of associates amounted to a gain of €47 million in 2009 compared to a loss of €161 million in 2008, primarily as a result of share of profits we recorded in respect to our interest in Portugal Telecom and lower share of loss we recorded in respect to our interest in Telco.  In 2008, the loss in our share of profit (loss) of associates was primarily the result of the net adjustment Telco made to the valuation of its investment in Telecom Italia.  To estimate the adjustment to be recorded by the Telefónica Group, we took the value of the estimated synergies that we expected to achieve by improving certain processes in our operations in Europe as a result of certain alliances reached with Telecom Italia.  As a result of this revaluation, we recorded a loss of €209 million in 2008, which more than offset the share of profits we recorded in respect of our interest in Portugal Telecom in that year.

Net financial income (expense)

Net financial expense increased 18.2% to €3,307 million in 2009 compared to €2,797 million in 2008.  The average cost of net debt of the Group, which we measure as net financial expense divided by our average net debt, was 7.3% in 2009 compared to 5.95% in 2008.  The effects derived from the consideration of Venezuela as a hyperinflationary economy as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Classification of Venezuela as a Hyper inflationary Economy”, resulted in an increase in net financial expense of €630 million in 2009.  Excluding such effects in 2009 and the negative exchange differences, our average cost of net debt in 2009 would have been 5.54% and net financial expense would have decreased 4.3% in 2009 compared to 2008 primarily as a result of:

•	A decrease of €298 million in 2009 compared to 2008 due to a decrease in the average interest rates applicable to our outstanding debt (mainly in European currencies) over the period.

•	A decrease of €104 million in 2009 compared to 2008 due to a 3.7% decrease in our average debt outstanding over the period.

•	A decrease of €85 million in 2009 compared to 2008 as a result of a decrease in the actual value of commitments (principally related to pre-retirement plans).

•	Changes in the foreign exchange gains and losses for 2009 with respect to the same period in 2008 yielded a higher cost of about €197 million.

Corporate income tax

Corporate income tax decreased to €2,450 million in 2009 compared to €3,089 million in 2008, implying an effective tax rate of 23.6% compared to 28.3% in 2008.  This decrease was primarily the result of the reversal of a €591 million tax liability recorded in 2007 with respect to an investigation by the European Commission involving the Kingdom of Spain with respect to the tax treatment of goodwill.  In December 2009, the European Commission released its decision regarding the investigation, deeming certain deductions for the amortization of goodwill as state aid.  However, this decision (and considering the corporate structure of these investments) did not apply to investments made before December 21, 2007, such as our investments in O2, BellSouth’s Latin American operators, Colombia Telecomunicaciones, ESP and Telefónica O2 Czech Republic.

Non-controlling interests

Our non-controlling interests amounted to a negative figure of €161 million in 2009 compared to a negative figure of €234 million in 2008, primarily as a result of lower profits at Telesp and Telefónica Chile and higher loss at Colombia Telecom, which we account for as non-controlling interests.

Profit for the year attributable to equity holders of the parent company

As a result of the above, our profit for the year attributable to equity holders of the parent company increased 2.4% to €7,776 million in 2009 compared to €7,592 million in 2008.

Results of Operations by Business Area for 2008 and 2009

The table below sets forth the contribution to our results of operations by each of our three principal business areas and other companies for 2008 and 2009.  Revenues and related expenses for each of the business areas are presented after elimination of sales to other members of the Telefónica Group belonging to the same business area.  See Note 4 to our Consolidated Financial Statements.

	Year ended December 31,
	2008	2009	% Change
	(in millions of euros)
Revenues	57,946	56,731	(2.1)%
Telefónica Spain	20,838	19,703	(5.4)%
Telefónica Europe	14,309	13,533	(5.4)%
Telefónica Latin America	22,174	22,983	3.6%
Other companies & eliminations	625	512	(18.1)%
Other income	1,865	1,645	(11.8)%
Telefónica Spain	348	497	42.8%
Telefónica Europe	395	234	(40.8)%
Telefónica Latin America	609	646	6.1%
Other companies & eliminations	513	268	(47.8)%
Expenses(1)	(36,892)	(35,773)	(3.0)%
Telefónica Spain	(10,901)	(10,443)	(4.2)%
Telefónica Europe	(10,524)	(9,857)	(6.3)%
Telefónica Latin America	(14,338)	(14,486)	1.0%
Other companies & eliminations	(1,129)	(987)	(12.6)%
Depreciation and amortization	(9,046)	(8,956)	(1.0)%
Telefónica Spain	(2,239)	(2,140)	(4.4)%
Telefónica Europe	(3,035)	(2,895)	(4.6)%
Telefónica Latin America	(3,645)	(3,793)	4.1%
Other companies & eliminations	(127)	(128)	0.8%
Operating income	13,873	13,647	(1.6)%
Telefónica Spain	8,046	7,617	(5.3)%
Telefónica Europe	1,145	1,015	(11.4)%
Telefónica Latin America	4,800	5,350	11.5%
Other companies & eliminations	(118)	(335)	—

(1)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization.

In the discussion that follows revenues and related expenses for each business included within a particular business area are presented gross of any eliminations due to sales to other businesses in such business area or other members of the Telefónica Group.

Results of Operations by Business Area for 2008 and 2009

Telefónica Spain

Revenues

Telefónica Spain’s revenues decreased 5.4% to €19,703 million in 2009 from €20,838 million in 2008.

Revenues from Telefónica Spain’s fixed business decreased 3.3% to €12,167 million in 2009 from €12,581 million in 2008 principally due to the decrease in the revenues of traditional voice service and accesses.

•
Revenues from traditional accesses include all revenues from our customers for rental and connection to public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services, PUT, additional recharges and advertising in telephone booths.  Revenues from traditional accesses decreased 5.2% to €2,792 million in 2009 compared to €2,944 million in 2008, as a result of the reduction in the number of accesses which was partially offset by revenues derived from recognizing receipt of universal service for the period 2006 to 2008 (€223 million).

•
Revenues from traditional voice services decreased 10.2% to €3,983 million in 2009 compared to €4,436 million in 2008.  This evolution is mainly affected by lower fixed-to-mobile traffic, the decrease of international traffic and the increasing importance of traffic included in national flat tariff plans.

•
Revenues from Internet and broadband services decreased 1.9% to €2,960 million in 2009 compared to €3,017 million in 2008.  Retail broadband service revenues decreased 1.7% in 2009 compared to 2008, due to a reduction in the average revenue per customer that was not offset by accesses growth.  Wholesale broadband service revenues increased 3.3% in 2009 compared to 2008 reflecting growth in the customer base for unbundled local loop in 2009.

•
Revenues from data services grew 8.7% to €1,294 million in 2009 from €1,190 million in 2008, driven by increased revenues from leased circuits to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband.

•	Revenues from information technology services grew 14.7% to €508 million in 2009 from €443 million in 2008.

Revenues from Telefónica Spain’s mobile business decreased 7.4% to €8,965 million in 2009 from €9,684 million in 2008, due to lower minutes used by customers and lower prices.  Customer revenues decreased 5.4% to €6,571 million in 2009 from €6,943 million in 2008 due to lower usage patterns.  Interconnection revenues decreased 19.5% to €1,001 million in 2009 from €1,243 million in 2008, due primarily to regulated interconnection price cuts.  Roaming-in revenues fell 22.8% to €153 million in 2009 from €198 million in 2008 due to the downward trend in roaming consumption and wholesale prices.  Revenues from handset sales decreased 7.3% to €1,137 million from €1,227 million in 2008.

Expenses

Telefónica Spain’s total expenses decreased 4.2% to €10,443 million in 2009 from €10,901 million in 2008 principally due to lower supplies expenses, as described below.

•	Supplies decreased 6.7% to €4,293 million in 2009 from €4,604 million in 2008, mainly due to lower interconnection expenses.

•
Personnel expenses decreased 3.0% to €2,305 million in 2009 from €2,375 million in 2008, principally due to the revision of the estimates of redundancy program provision accounts made in previous years, which resulted in lower expenses of €90 million.

•
Other expenses decreased 2.0% to €3,845 million in 2009 from €3,922 million in 2008, principally due to a 3.4% decrease in external expenses to €3,102 million in 2009 from €3,212 million in 2008, as a result of containment in commercial expenses.  This decrease was partially offset by an increase in other expenses in 2009 due to expenses related to the provision of universal service (€155 million).

In the fixed business, total expenses decreased 3.4% to €6,567 million in 2009 from €6,799 million in 2008 principally due to lower expenses across categories, as described below.

•
Supplies decreased 6.0% to €2,786 million in 2009 from €2,962 million in 2008 mainly due to lower interconnection expenses as a result of lower fixed-to-mobile traffic usage and a reduction in mobile termination rates.

•
Personnel expenses decreased 0.9% to €2,052 million in 2009 from €2,071 million in 2008, mainly due to the revision of redundancy program provision accounts made in previous years, which resulted in lower personnel expenses of €58 million. The average number of employees for the fixed business in 2009 was 31,111, a 0.4% reduction in comparison with the average number of employees in 2008.

•
Other expenses decreased 2.1% to €1,729 million in 2009 from €1,766 million in 2008, principally due to a 2.7% decrease in external expenses to €1,300 million in 2009 from €1,336 million in 2008.  This decrease was partially offset by an increase in expenses related to the provision of universal service.

Telefónica Spain’s total expenses related to its mobile business decreased 4.0% to €5,281 million in 2009 from €5,502 million in 2008 principally due to lower supplies expenses, as described below.

•
Supplies decreased 8.9% to €2,430 million in 2009 from €2,667 million in 2008 due to decreases in interconnection and roaming expenses as result of lower traffic and to a reduction in mobile termination rates.

•
Personnel expenses decreased 16.3% to €250 million in 2009 from €299 million in 2008, mainly due to the revision of redundancy program provision accounts made in previous years, which resulted in lower expenses of €32 million.  The average number of employees for the mobile business in 2009 was 4,199, a 6.0% reduction in comparison with the average number of employees in 2008.

•
Other expenses increased 2.5% to €2,601 million in 2009 from €2,537 million in 2008 mainly due to higher customer management expenses and expenses related to the provision of universal service in 2009.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, Telefónica Spain’s OIBDA decreased 5.1% to €9,757 million in 2009 from €10,285 million in 2008.  Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 49.5% in 2009 compared to 49.4% in 2008.

Depreciation and amortization

Telefónica Spain’s depreciation and amortization decreased 4.5% to €2,140 million in 2009 from €2,239 million in 2008, principally due to variations in the useful lives of assets subject to depreciation in 2009 compared to 2008 in line with the periodic revision of the Group’s policies, based on historical experience.

Operating income

As a result of the foregoing, Telefónica Spain’s operating income decreased 5.3% to €7,617 million in 2009 from €8,046 million in 2008.

Telefónica Europe

Revenues

Telefónica Europe’s revenues decreased 5.4% to €13,533 million in 2009 from €14,309 million in 2008.  Telefónica Europe’s 2009 revenue were negatively affected by lower mobile termination rates (MTRs), the adverse economic environment and the decline of the average pound sterling to euro exchange rate.

•
Revenues derived from Telefónica O2 UK decreased to €6,512 million in 2009 from €7,052 million in 2008 (an increase of 3.5% in local currency).  The local currency increase in revenue was primarily driven by an increase in Telefónica O2 UK’s customer base and partially offset by a decrease in ARPU.

•
Revenues derived from Telefónica O2 Germany increased 4.2% to €3,746 million in 2009 from €3,595 million in 2008. The positive evolution was mainly the result of an increase in the customer base due to new offerings (O2o, My O2 Handy and broadband), but was adversely impacted by lower MTRs.

•
Revenues derived from Telefónica O2 Czech Republic, including Slovakia operations, decreased by 12.4% to €2,260 million in 2009 from €2,581 million in 2008 (a decrease of 7.3% in local currency).  Slovakia continued to grow mobile revenues while Czech revenues from fixed and mobile services decreased (9.3%

and 6.3% in local currency, respectively) due to MTR cuts, customers reducing spending and fixed-to-mobile substitution.

•
Revenues derived from Telefónica O2 Ireland decreased 5.5% to €905 million in 2009 compared to €957 million in 2008.  The decrease was mainly the result of lower customer spending and lower usage in terms of traffic.

Expenses

Telefónica Europe’s total expenses decreased 6.3% to €9,857 million in 2009 from €10,523 million in 2008.

•	Supplies decreased 6.4% to €6,189 million in 2009 from €6,611 million in 2008, mainly due to the decline of the pound sterling to euro exchange rate over the period and lower MTRs.

•
Personnel expenses decreased 2.6% to €1,304 million in 2009 from €1,340 million in 2008 despite increased expenses associated with restructuring programs in Telefónica O2 UK and Telefónica O2 Germany. The decline of the pound sterling to euro exchange rate over the period also contributed to the decrease.

•
Other expenses decreased 8.1% to €2,364 million in 2009 from €2,573 million in 2008, mainly due to the decrease in external services as a result of cost efficiencies. The decline of the pound sterling to euro exchange rate over the period also contributed to the decrease.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, Telefónica Europe’s OIBDA decreased 6.4% to €3,910 million in 2009 from €4,180 million in 2008.  OIBDA in 2008 included €174 million as the result of the release in 2008 of provisions made in respect of potential contingencies which were not realized once these risks had dissipated.

•	OIBDA in Telefónica O2 UK decreased 8.7% to €1,680 million in 2009 from €1,839 million in 2008 (an increase of 2.3% in local currency).

•	OIBDA in Telefónica O2 Germany increased 19.3% to €918 million in 2009 from €770 million in 2008.

•	OIBDA in Telefónica O2 Czech Republic, including Slovakia operations, decreased 9.2% to €1,053 million in 2009 from €1,159 million in 2008 (a decrease of 3.8% in local currency).

•	OIBDA in Telefónica O2 Ireland increased 0.3% to € 302 million in 2009 from €301 million in 2008.

Depreciation and amortization

Telefónica Europe’s depreciation and amortization decreased 4.6% to €2,895 million in 2009 from €3,035 million in 2008 mainly due to the decline of the average pound sterling to euro exchange rate.

Operating income

As a result of the foregoing, Telefónica Europe’s operating income decreased 11.3% to €1,015 million in 2009 from €1,145 million in 2008.  The decrease was the result of the 6.4% decrease in OIBDA which was not offset by the lower decrease (4.6%) in depreciation and amortization.

Telefónica Latin America

Revenues

Revenues at Telefónica Latin America increased 3.7% to €22,983 million in 2009 from €22,174 million in 2008 (an increase of 5.6% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).  On a constant euro basis and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, the countries contributing most to this revenue growth were Venezuela (2.5 percentage points), Argentina (1.7 percentage points) and Mexico (0.7 percentage points).

In 2009, Brazil continued to make the largest contribution to Telefónica Latin America’s revenues (36.4%) followed by Venezuela (16.4%) and Argentina (11.4%).

•
Telefónica Latin America’s revenues from Brazil decreased to €8,376 million in 2009 from €8,606 million in 2008 (an increase of 0.9% in local currency).  The local currency increase was primarily due to mobile businesses and broadband and pay TV business growth.  With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased to €3,036 million in 2009 from €2,932 million in 2008 (an increase of 7.4% in local currency), driven by growth in the customer base, increasing outgoing revenues focused on on-net tariffs, and data business. With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues decreased to €5,766 million in 2009 from €6,085 million in 2008 (a decrease of 1.8% in local currency).  This decrease was due to lower traditional business revenues that were not offset by the growth of new services.  Broadband, pay TV and data/IT services revenues increased as a percentage of total revenues (19.2% in 2009 compared to 16.3% in 2008).  Traditional fixed line revenues decreased (5.9% in local currency), mainly driven by lower local and long distance traffic that was not compensated by higher interconnection traffic revenues coming primarily from mobile networks.  Telesp’s performance was also negatively affected by the decision of ANATEL, the Brazilian regulator, to suspend the commercialization of Speedy, Telesp’s broadband service, from June 22, 2009 to August 27, 2009 as a result of quality problems.

•
Telefónica Latin America’s revenues from Venezuela increased to €3,773 million in 2009 from €2,769 million in 2008 (an increase of 20.4% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009), primarily driven by higher growth in service revenues in 2009 (an increase of 24.2% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).  This growth in local currency was due mainly to an integrated telecommunication offer (mobile, fixed, pay TV and broadband) and tariff increases.

•
Telefónica Latin America’s revenues from Argentina increased to €2,609 million in 2009 from €2,527 million in 2008 (an increase of 15.3% in local currency) with both fixed and mobile businesses contributing.  Of this, Telefónica Móviles Argentina’s revenues increased to €1,643 million in 2009 from €1,585 million in 2008 (an increase of 15.8% in local currency).  This increase was primarily driven by an increase of 5.7% in service revenues in 2009 (an increase of 18.1% in local currency).  This growth in local currency was mainly due to data revenue growth and tariff increases.  Revenues in the fixed line business increased to €1,047 million in 2009 from €1,027 million in 2008 (an increase of 13.9% in local currency), with the traditional fixed line business contributing 3.9 percentage points to this growth, the Internet business contributing 6.7 percentage points and data and IT businesses contributing 2.8 percentage points.

•
Telefónica Latin America’s revenues from Chile decreased to €1,831 million in 2009 from €1,936 million in 2008 (a decrease of 3.3% in local currency) as a result of the reduction of tariffs as a consequence of a regulatory decree affecting interconnection rates, which went into effect at January 23, 2009 for mobile termination (an average tariff decrease of 44.6%), while on May 7 the decree governing fixed telephony accesses/operator charges was also enacted. This entailed an additional reduction in fixed telephony termination rates. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues decreased to €1,010 million in 2009 from €1,051 million in 2008 (a decrease of 1.8% in local currency) largely due to a tariff decree established from January 23, 2009.  Service revenues decreased 5.3% in 2009 (a decrease of 3.2% in local currency), because of this tariff decree.  With respect to Telefónica Chile, Telefónica Latin America’s fixed line business in Chile, revenues in 2009 decreased to €893 million in 2009 from €974 million in 2008 (a decrease of 6.3% in local currency).  Broadband, pay TV, data and IT businesses growth did not offset the decrease in revenues from the traditional fixed telephony business.

•
Telefónica Latin America’s revenues from Mexico decreased to €1,552 million in 2009 from €1,631 million in 2008 (an increase of 10.0% in local currency).  This growth in local currency was underpinned by service revenues growth of 17.8% in 2009 as a result of the customer base increase and new tariff plans.

This increase in local currency was greater than the 14.7% rate of growth in the customer base over the same period.

•
Telefónica Latin America’s revenues from Peru increased to €1,716 million in 2009 from €1,627 million in 2008 (an increase of 3.0% in local currency).  Revenue growth was primarily driven by outgoing revenues in the pre-pay mobile segment and broadband services and pay TV and IT services in the fixed line business.  With respect to Telefónica Móviles Perú, Telefónica Latin America’s mobile business in Peru, revenues increased to €840 million in 2009 from €773 million in 2008 (an increase of 6.1% in local currency), driven primarily by revenue growth in the pre-pay mobile segment as a result of the increase in accesses and higher consumption.  Service revenues increased 5.4% in 2009 (an increase of 3.0% in local currency).  With respect to Telefónica del Perú, Telefónica Latin America’s fixed line business in Peru, revenues increased to €1,006 million in 2009 from €977 million in 2008 (an increase of 0.6% in local currency).  This increase was primarily due to broadband and pay TV businesses revenues growth (6.2% and 9.2% in local currency, respectively).  Also revenues of the public telephony business increased (2.3% in local currency) in 2009 principally due to an increase in usage caused by tariff reductions, especially to fixed lines.

•
Telefónica Latin America’s revenues from Colombia decreased to €1,269 million in 2009 from €1,490 million in 2008 (a decrease of 11.6% in local currency).  This evolution is the consequence of a highly competitive environment both in mobile and fixed telephony.  With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues decreased to €685 million in 2009 from €815 million in 2008 (a decrease of 12.7% in local currency), primarily as the result of the loss of 1.0 million mobile accesses. Service revenues decreased 13.6% in 2009 compared to 2008 (a decrease of 10.3% in local currency).  With respect to Colombia Telecom, Telefónica Latin America’s fixed line telephony business in Colombia, revenues decreased to €615 million in 2009 from €710 million in 2008 (a decrease of 10.0% in local currency) primarily due to the lower revenues from traditional fixed telephony services as a result of lower accesses and a decrease in traffic, not compensated by increased broadband and pay TV revenues.

•
Telefónica Latin America’s revenues from Central America decreased to €565 million in 2009 from €568 million in 2008 (a decrease of 2.5% on a constant euro basis).  This decrease on a constant euro basis was mainly due to a highly competitive environment, that also affected service revenues that decreased 1.4% in constant euro terms.

•
Telefónica Latin America’s revenues from Ecuador increased to €337 million in 2009 from €318 million in 2008 (an increase of 0.6% in local currency).  Service revenues increased 14.2% in 2009 (an increase of 9.5% in local currency).

Expenses

Telefónica Latin America’s total expenses increased 1.0% in 2009 to €14,486 million from €14,338 million in 2008 (an increase of 3.1% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).

•
Supplies decreased 2.9% to €6,188 million in 2009 from €6,371 million in 2008 (a decrease of 1.4% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009), mainly due to a decrease in supplies in Chile, Mexico and Colombia, which offset the increase in Venezuela, as described below.

Supplies for Telefónica Latin America in Brazil decreased to €2,440 million in 2009 from €2,479 million in 2008 (an increase of 2.0% in local currency).  The local currency increase was principally due to higher interconnection costs.

Supplies for Telefónica Latin America in Venezuela increased to €978 million in 2009 from €770 million in 2008 (an increase of 6.6% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009), principally due to higher content providers expenses, equipment costs and expenses associated with value added services such as RIM licenses, TV licenses and mobile SMS premium applications as a result of higher exchange rates.

Supplies for Telefónica Latin America in Argentina decreased to €613 million in 2009 from €650 million in 2008 (an increase of 5.3% in local currency).  This increase in local currency was principally due to higher interconnection costs in the fixed line business, as a result of higher traffic and capacity needs, and equipment costs in the mobile business.

Supplies for Telefónica Latin America in Chile decreased to €416 million in 2009 from €503 million in 2008 (a decrease of 15.5% in local currency), principally due to lower mobile interconnection costs caused by the previously described tariff decree.

Supplies for Telefónica Latin America in Mexico decreased to €584 million in 2009 from €716 million in 2008 (a decrease of 5.8% in local currency).  This decrease in local currency was primarily driven by lower equipment costs as a consequence of lower commercial activity.

Supplies for Telefónica Latin America in Peru increased to €414 million in 2009 from €413 million in 2008 (a decrease of 2.0% in local currency).  This decrease in local currency was primarily driven by a reduction in equipment costs in the mobile business as a consequence of lower commercial activity.

Supplies for Telefónica Latin America in Colombia decreased to €298 million in 2009 from €394 million in 2008 (a decrease of 21.4% in local currency), principally due to, in the mobile business, a lower equipment cost as a consequence of lower commercial activity, and lower interconnection costs in both fixed and mobile businesses.

Supplies for Telefónica Latin America in Central America reached €178 million in 2009.

Supplies for Telefónica Latin America in Ecuador decreased to €101 million in 2009 from €112 million in 2008 (a decrease of 14.6% in local currency), due to lower equipment costs as a consequence of lower commercial activity and to lower interconnection costs.

•
Personnel expenses for Telefónica Latin America increased 3.1% to €1,789 million in 2009 from €1,735 million in 2008, (an increase of 5.8% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009), principally due to increases in Venezuela and Argentina as a result of the effects of higher inflation on wages as described below.

Personnel expenses for Telefónica Latin America in Brazil decreased to €439 million in 2009 from €513 million in 2008 (a decrease of 11.3% in local currency), primarily as a result of a decrease in the fixed line business average number of employees following the 2008 restructuring program and the revision of contingencies related to employees.

Personnel expenses for Telefónica Latin America in Venezuela increased to €203 million in 2009 from €131 million in 2008 (an increase of 36.8% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).  This increase in local currency was principally due to the effects of higher inflation on wages.

Personnel expenses for Telefónica Latin America in Argentina increased to €321 million in 2009 from €303 million in 2008 (an increase of 18.4% in local currency).  This increase in local currency was principally due to the effects of higher inflation on wages.

Personnel expenses for Telefónica Latin America in Chile stood at €182 million in 2009, the same as in 2008 (an increase of 1.8% in local currency). This evolution in local currency was primarily driven by the increase of compensation expenses due to the integration of fixed-mobile structures.

Personnel expenses for Telefónica Latin America in Mexico decreased to €82 million in 2009 from €96 million in 2008 (a decrease of 1.3% in local currency) principally due to a lower average number of employees and wage containment.

Personnel expenses for Telefónica Latin America in Peru increased to €171 million in 2009 from €159 million in 2008 (an increase of 4.9% in local currency), mainly due to the increase in the variable remuneration associated with both the fixed and mobile businesses’ financial performance.

Personnel expenses for Telefónica Latin America in Colombia decreased to €115 million in 2009 from €122 million in 2008 (a decreased of 1.5% in local currency), primarily driven by a lower average number of employees at the fixed line business.

Personnel expenses for Telefónica Latin America in Central America reached €41 million in 2009.

Personnel expenses for Telefónica Latin America in Ecuador increased to €30 million in 2009 from €26 million in 2008 (an increase of 8.7% in local currency), principally due to an increase in the average number of employees.

•
Other expenses for Telefónica Latin America increased 4.4% to €6,508 million in 2009 from €6,232 million in 2008 (an increase of 6.9% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009), mainly due to Venezuela and to a lesser extent to Brazil, as described below.

Other expenses for Telefónica Latin America in Brazil increased to €2,628 million in 2009 from €2,543 million in 2008 (an increase of 7.1% in local currency).  This increase in local currency was primarily driven by higher sales and commissions in the mobile business due to commercial activity and higher FISTEL (a regulatory tax linked to net adds of customers) costs due to customer base growth in Vivo.  Other expenses also increased in the fixed line business mainly due to higher call center and maintenance expenses, primarily as a result of the action plan put in place in the second half of the year to deal with network quality problems.

Other expenses for Telefónica Latin America in Venezuela increased to €787 million in 2009 from €553 million in 2008 (an increase of 23.8% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009), driven primarily by increased network expenses and higher operational taxes.

Other expenses for Telefónica Latin America in Argentina increased to €715 million in 2009 from €678 million in 2008 (an increase of 17.9% in local currency), principally as a result of higher inflation affecting the prices of external services.

Other expenses for Telefónica Latin America in Chile decreased to €516 million in 2009 from €556 million in 2008 (a decrease of 5.2% in local currency).  This decrease in local currency was principally due to cost containment, particularly network maintenance, and lower commissions.

Other expenses for Telefónica Latin America in Mexico decreased to €381 million in 2009 from €430 million in 2008 (an increase of 2.4% in local currency).  This increase in local currency was principally due to higher commissions and customer services costs.

Other expenses for Telefónica Latin America in Peru decreased to €459 million in 2009 from €467 million in 2008 (a decrease of 4.1% in local currency).  This decrease in local currency was principally due to cost containment.

Other expenses for Telefónica Latin America in Colombia increased to €531 million in 2009 from €515 million in 2008 (an increase of 7.1% in local currency), principally due to higher bad debt provisions in both mobile and fixed businesses.

Other expenses for Telefónica Latin America in Central America reached €126 million in 2009.

Other expenses for Telefónica Latin America in Ecuador increased to €114 million in 2009 from €93 million in 2008 (an increase of 17.1% in local currency), principally due to higher commission costs driven by the increase of top ups.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, Telefónica Latin America’s OIBDA, increased 8.3% to €9,143 million in 2009 from €8,445 million in 2008 (an increase of 10.3% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).  By country, (excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009), Venezuela contributed most to OIBDA growth (4.0 percentage points), followed by Mexico (2.7 percentage points) and Argentina (2.2 percentage points).  In absolute terms, in 2009 Brazil was the largest contributor to Telefónica Latin America’s OIBDA, accounting for 34.3% of the total, followed by Venezuela at 20.0%, Argentina at 10.8% and Mexico at 6.2%.

Telefónica Latin America’s OIBDA in 2009 as a percentage of Telefónica Latin America’s revenues for the same period was 39.8%, 1.7 percentage points higher than in 2008.

•	Telefónica Latin America’s OIBDA in Brazil decreased to €3,139 million in 2009 from €3,359 million in 2008 (a decrease of 3.1% in local currency).

•
Telefónica Latin America’s OIBDA in Venezuela increased to €1,818 million in 2009 from €1,328 million in 2008 (an increase of 25.4% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).

•	Telefónica Latin America’s OIBDA in Argentina increased to €986 million in 2009 from €919 million in 2008 (an increase of 19.9% in local currency).

•	Telefónica Latin America’s OIBDA in Chile increased to €763 million in 2009 from €740 million in 2008 (an increase of 5.5% in local currency).

•	Telefónica Latin America’s OIBDA in Mexico increased to €564 million in 2009 from €420 million in 2008 (an increase of 55.2% in local currency).

•	Telefónica Latin America’s OIBDA in Peru increased to €712 million in 2009 from €621 million in 2008 (an increase of 12.0% in local currency).

•	Telefónica Latin America’s OIBDA in Colombia decreased to €397 million in 2009 from €515 million in 2008 (a decrease of 20.0% in local currency).

•	Telefónica Latin America’s OIBDA in Central America increased to €241 million in 2009 from €217 million in 2008 (an increase of 9.0% on a constant euro basis).

•	Telefónica Latin America’s OIBDA in Ecuador increased to €100 million in 2009 from €92 million in 2008 (an increase of 3.0% in local currency).

Depreciation and amortization

Telefónica Latin America’s depreciation and amortization increased 4.1% to €3,793 million in 2009 from €3,645 million in 2008, (an increase of 5.3% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009) primarily as a result of increases in Venezuela and Brazil.

Operating income

As a result of the foregoing, Telefónica Latin America’s operating income increased 11.5% to €5,350 million in 2009 from €4,800 million in 2008, (an increase of 14.1% excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009).

Atento

Revenues

Atento’s revenues increased by 1.6% to €1,321 million in 2009 from €1,301 million in 2008.  The increase in revenues was primarily driven by an increase in the activity of its main customers, other members of the Telefónica Group and BBVA, and in the activity of the financial sector in Brazil.

Expenses

Atento’s expenses increased 4.4% to €1,169 million in 2009 from €1,120 million in 2008 primarily due to the increase in structural costs from the leasing of capacityand the increase of personnel expenses in many Latin American countries, where the majority of Atento’s employees are allocated.

Operating income before depreciation and amortization

Atento’s OIBDA decreased 17.4% to €154 million in 2009 from €186 million in 2008, due to margin shrinkage and higher personnel expenses.

Operating income

Atento’s operating income decreased 20.9% to €122 million in 2009 from €154 million in 2008.

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

Share of profit (loss) of associates

Our share of profit (loss) of associates amounted to a loss of €161 million in 2008 compared to a gain of €140 million in 2007, primarily as a result of the net adjustment Telco made to the valuation of its investment in Telecom Italia.  To estimate the adjustment to be recorded by the Telefónica Group, we took the value of the estimated synergies we expect to achieve by improving certain processes in our operations in Europe as a result of certain alliances reached with Telecom Italia.  As a result of this revaluation, we recorded a loss of €209 million in 2008, which more than offset share of profits we recorded in respect of our interest in Portugal Telecom.

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

Non-controlling interests

Our non-controlling interests increased by 10.2% to a negative figure of €234 million in 2008 compared to a negative figure of €213 million in 2007, primarily as a result of higher profits at Telesp and Telefónica O2 Czech Republic, which we account for as non-controlling interests.

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

Results of Operations by Business Area for 2007 and 2008

The table below sets forth the contribution to our results of operations by each of our three principal business areas and other companies for 2007 and 2008. Revenues and related expenses presented for each of the business areas are presented after elimination of sales to other members of the Telefónica Group.  See Note 4 to our Consolidated Financial Statements.

	Year ended December 31,
	2007	2008	% Change
	(in millions of euros)
Revenues	56,441	57,946	2.7%
Telefónica Spain	20,683	20,838	0.7%
Telefónica Europe	14,458	14,309	(1.0)%
Telefónica Latin America	20,078	22,174	10.4%
Other companies & eliminations	1,222	625	(48.9)%
Other Income	4,264	1,865	(56.3)%
Telefónica Spain	466	348	(25.3)%
Telefónica Europe	1,518	395	(74.0)%
Telefónica Latin America	648	609	(6.0)%
Other companies & eliminations	1,632	513	(68.6)%
Expenses (1)	37,881	36,892	(2.6)%
Telefónica Spain	11,701	10,901	(6.8)%
Telefónica Europe	10,999	10,524	(4.3)%
Telefónica Latin America	13,605	14,338	5.4%
Other companies & eliminations	1,576	1,129	(28.4)%
Depreciation and amortization	9,436	9,046	(4.1)%
Telefónica Spain	2,381	2,239	(6.0)%
Telefónica Europe	3,386	3,035	(10.4)%
Telefónica Latin America	3,559	3,645	2.4%
Other companies & eliminations	110	127	15.5%
Operating income	13,388	13,873	3.6%
Telefónica Spain	7,067	8,046	13.9%
Telefónica Europe	1,591	1,145	(28.0)%
Telefónica Latin America	3,562	4,800	34.8%
Other companies & eliminations	1,168	(118)	—

(1)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization.

In the discussion that follows revenues and related expenses for each business included within a particular business area are presented gross of any eliminations due to sales to other businesses in such business area or other members of the Telefónica Group.

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

Operating income

As a result of the foregoing, Telefónica Spain’s operating income increased 13.9% to €8,046 million in 2008 from €7,067 million in 2007.  The decrease was the result of the 16% decrease in OIBDA, primarily due to the previously described sale of Airwave in 2007, which was offset by a decrease of 10.4% in depreciation and amortization.

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

•
Telefónica Latin America’s revenues from Brazil increased to €8,606 million in 2008 from €7,662 million in 2007 (an increase of 12.2% in local currency), with both fixed and mobile businesses contributing (increases of 8.2% and 22.3%, respectively, in local currency).  With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased to €2,932 million in 2008 from €2,396 million in 2007 (an increase of 22.3% in local currency), driven by strong growth in the customer base, an increase in outgoing revenues as a result of plan upgrades by existing customers, increased focus on mobile broadband, and by the acquisition of Telemig in the second quarter of 2008.  With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues increased to €6,085 million in 2008 from €5,619 million in 2007 (an increase of 8.2% in local currency).  This increase was due to the growth of broadband, pay TV and data/IT services, which have increased as a percentage of total revenues (16.3% in 2008 compared to 12.9% in 2007).  Traditional fixed line revenues also grew (2.7% in local currency), mainly driven by higher fixed-to-mobile traffic and more value added services, which helped to offset the decrease in accesses and public telephony revenues.

•
Telefónica Latin America’s revenues from Venezuela increased to €2,769 million in 2008 from €2,392 million in 2007 (an increase of 23.9% in local currency), primarily driven by higher growth in service revenues of 14.6% (an increase of 22.6% in local currency).  This growth in local currency was greater than the 14.1% rate of growth in the customer base over the same period.

•
Telefónica Latin America’s revenues from Argentina increased to €2,527 million in 2008 from €2,264 million in 2007 (an increase of 21.3% in local currency).  Of this, Telefónica Móviles Argentina’s revenues increased to €1,585 million in 2008 from €1,353 million in 2007 (an increase of 27.3% in local currency).  This increase was primarily driven by an increase of 18.0% in service revenues (an increase of 28.2% in local currency).  Revenues in the fixed line business increased to €1,027 million in 2008 from €984 million in 2007 (an increase of 13.5% in local currency), with the traditional fixed line business contributing 3.1 percentage points to this growth, the Internet business contributing 5.8 percentage points and data and IT businesses contributing 3.0 percentage points.

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

•
Telefónica Latin America’s revenues from Colombia decreased to €1,490 million in 2008 from €1,569 million in 2007 (a decrease of 3.9% in local currency).  The growth in Internet and broadband revenues in the fixed business and service revenues derived from the mobile business did not offset the reduction of interconnection tariffs implemented in December 2007.  With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues decreased to €815 million in 2008 from €869 million in 2007 (a decrease of 5.1% in local currency). Service revenues decreased 6.6% in 2008 (a decrease of 5.5% in local currency) primarily due to a regulated reduction of interconnection tariffs. Revenues for the fixed line telephony business decreased to €710 million in 2008 from €739 million in 2007 (a decrease of 2.9% in local currency) primarily due to the lower revenues from traditional fixed telephony services not compensated by increased broadband and pay TV revenues.

•
Telefónica Latin America’s revenues from Central America decreased to €568 million in 2008 from €585 million in 2007 (an increase of 4.2% on a constant euro basis).  This growth on a constant euro basis was primarily driven by improved commercial performance in the region.  Service revenues grew 5.2% on a constant euro basis in 2008 compared to 2007.

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

Supplies for Telefónica Latin America in Brazil increased to €2,479 million in 2008 from €2,045 million in 2007 (an increase of 21.1% in local currency), principally due to the increase of interconnection mobile costs as a result of outgoing traffic growth and higher co-billing costs in the fixed line business as a result of higher services traffic and more data services out of São Paulo.

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

Supplies for Telefónica Latin America in Colombia decreased to €394 million in 2008 from €530 million in 2007 (a decrease of 24.8% in local currency), principally due to a reduction in interconnection tariffs implemented by Colombian regulation in December 2007.

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

Other expenses for Telefónica Latin America in Mexico decreased to €430 million in 2008 from €468 million in 2007 (a decrease of 1.1% in local currency), due to the implementation of measures to control commissions and marketing and logistics costs.

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

•	Telefónica Latin America’s OIBDA in Brazil increased to €3,359 million in 2008 from €3,056 million in 2007 (an increase of 9.8% in local currency).

•	Telefónica Latin America’s OIBDA in Venezuela increased to €1,328 million in 2008 from €1,060 million in 2007 (an increase of 34.0% in local currency).

•	Telefónica Latin America’s OIBDA in Argentina increased to €919 million in 2008 from €788 million in 2007 (an increase of 26.7% in local currency).

•	Telefónica Latin America’s OIBDA in Chile increased to €740 million in 2008 from €716 million in 2007 (an increase of 9.7% in local currency).

•
Telefónica Latin America’s OIBDA in Mexico increased to €420 million in 2008 from €179 million in 2007 (an increase of 154.2% in local currency). The increase was the result of cost control measures and revenue growth.

•	Telefónica Latin America’s OIBDA in Peru increased to €621 million in 2008 from €482 million in 2007 (an increase of 29.0% in local currency).

•	Telefónica Latin America’s OIBDA in Colombia increased to €515 million in 2008 from €503 million in 2007 (an increase of 3.6% in local currency).

•	Telefónica Latin America’s OIBDA in Central America decreased to €217 million in 2008 from €236 million in 2007 (a decrease of 1.5% on a constant euro basis).

•	Telefónica Latin America’s OIBDA in Ecuador increased to €92 million in 2008 from €73 million in 2007 (an increase of 35.0% in local currency).

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

	Year ended December 31,
	2007	2008	2009
IFRS	(in millions of euros)
Net cash from operating activities	15,551	16,366	16,148
Net cash used in investing activities	(4,592)	(9,101)	(9,300)
Net cash used in financing activities	(9,425)	(7,765)	(2,281)

Net cash from operating activities

Net cash from operating activities decreased 1.3% to €16,148 million in 2009 from €16,366 million in 2008.  In 2008, the increase was 5.2% from €15,551 million in 2007.

In 2009, we had cash received from customers (€67,358 million) less cash paid to suppliers and employees (€46,198 million) totaling €21,160 million, 2.9% more than the €20,560 million generated in 2008.  This increase was largely driven by our extensive business diversification, our execution skills in a challenging environment and efficient management of both operating expenses and capital expenditure.  Our strong commercial efforts also helped to drive modest growth in total accesses (primarily in mobile and broadband accesses).  In 2008, cash received from customers less cash paid to suppliers and employees (€20,560 million) rose 2.3% compared to €20,105 million in 2007, due mostly to our strong position in our main markets, extensive business diversification and strategic commitment to growth in our operating markets.

Cash received from customers decreased by 2.5% to €67,358 million in 2009 from €69,060 million in 2008. This decrease was in line with the decline in revenues.  In 2008, cash received from customers increased by 2.9% to €69,060 million from €67,129 million in 2007.  This growth was the result of modestly higher revenue due to the growth in accesses, which in turn was due to the success of the commercial campaigns to win and retain customers.

Cash paid to suppliers and employees in 2009 decreased 4.8% to €46,198 million from €48,500 million in 2008.  This reduction is the result of the drive to contain expenses and to maximize the efficiency of the cost structure.  In addition, cash paid to employees in 2009 and 2008 was broadly in line with the evolution of the average headcount.  In 2008 cash paid to suppliers and employees rose 3.1% to €48,500 million from €47,024 million in 2007.  This increase was primarily attributable to greater commercial efforts in the various geographic areas while maximizing the efficiency of the cost structure and to higher interconnection charges.

Payments for net interest and other finance expenses decreased by 25.0% to €2,170 million in 2009 from €2,894 million in 2008, due to the decline in average interest rates applicable to our debt during the year and the reduction in our financial debt outstanding during the year.  These figures do not include payments to be made on the main issuances of our debt securities made in 2009, with interest payments that will begin to become due in 2010.  In 2008 payments for net interest and other finance expenses decreased 10.2% to €2,894 million from €3,221 million in 2007 mostly due to the decrease in our debt outstanding over the period.

Taxes paid in 2009 increased by 108.2% to €2,942 million from €1,413 million in 2008 due to the €1,297 million payment made by Telefónica, S.A. in the year.  The increase was mainly due to the absence in 2009 of tax credits in Group companies.  Taxes paid in 2008 fell 3.0% to €1,413 million from €1,457 million in 2007.

Net cash used in investing activities

Net cash used in investing activities in 2009 increased by 2.2% to €9,300 million from €9,101 million in 2008, mainly due to the investment of certain short-term cash surpluses in higher yielding financial investments.

Net cash used in investing activities increased by €4,509 million in 2008 to €9,101 million from €4,592 million in 2007.  This net increase was primarily attributable to the following investments in 2008: the acquisitions of Telemig by Brasilcel for €347 million, of shares of CNC and China Unicom for €688 million and €424 million, respectively, and of a 51.8% interest in CTC from minority shareholders for €640 million.  This net increase was partially offset by a 22.2% decrease in payments on investments in companies, net of cash and cash equivalents acquired, from €2,798 million in 2007 to €2,178 million in 2008. The main investment in 2007 was for a 42.3% stake in Telco for €2,314 million.

Payments on investment in property, plant and equipment and intangible assets in 2009 decreased by 3.8% to €7,593 million from €7,889 million in 2008.  This decrease was in line with the evolution of the investment in capital expenditures in the period.  Payments on investment in property, plant and equipment and intangible assets in 2008 totaled €7,889 million, an increase of €615 million from 2007, driven by further investment in fiber optics, 3G technology, pay TV technology and ADSL.

Proceeds on disposals of companies, net of cash and cash equivalents disposed amounted to €34 million in 2009.  Proceeds on disposals of companies, net of cash and cash equivalents disposed, amounted to €686 million in 2008 mainly due to the €648 million obtained from the sale of Sogecable.  In 2007, the figure was €5,346 million, as a result of our disposals of stakes in Airwave and Endemol for €2,841 million and €2,107 million, respectively.

Interest received on cash surpluses not included under cash equivalents in 2009 amounted €548 million.  Net disposals of these investment in 2008 and 2007 amounted €76 million and €74 million, respectively.

Net cash used in financing activities

Net cash used in financing activities in 2009 decreased by 71% to €2,281 million from €7,765 million in 2008, mainly due to the increase of proceeds from the issuance of debentures and bonds in 2009 for aggregate proceeds of €8,617 million compared to aggregate proceeds of €1,317 million raised in 2008.

Net cash used in financing activities in 2008 totaled €7,765 million, down from €9,425 million in 2007.  The €1,660 million decline is primarily due to a decrease in the repayment of financing as a result of a decrease in our average outstanding net debt in 2008 to €45,785 million compared to €48,938 million in 2007.

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

We have announced a capital expenditure target in the range of €7,450 million to €7,650 million for 2010.  This target range was proposed based on constant 2009 exchange rates and excludes the effects of Venezuela being considered a hyperinflationary economy in 2009 and any effects should it remain a hyperinflationary economy in 2010.  This target range also excludes any spectrum licenses which we may acquire and investments in our Real Estate Efficiency Program in Spain, a multi-year program related to the optimization of our real estate assets and rented properties in Spain.  In 2010, we expect to continue investing mainly in our 3G and broadband networks to meet existing growth opportunities related to broadband, increased network traffic and the offering of new products and services utilizing new or evolving technologies.  By region, our capital expenditures will be mainly directed to Latin America, as we view this region to possess the most growth potential for the Group, but we will manage spending depending on the needs of each country and return on potential investments, as our main goal is to sustain cash flow generation.  Nevertheless, we expect to continue to make investments in our mobile and fixed networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving technologies.  Our principal capital expenditures are described in “Item 4. Information on the Company”.  Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts.  See “Cautionary Statement Regarding Forward-Looking Statements”.

We may also use funds to acquire new licenses or other operators or companies engaged in complementary or related businesses.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, our payment of dividends, shareholder remuneration and pre-retirement payment commitments and financial and real estate investments.  In 2009, with respect to these items, we had the following principal cash expenditures: €4,557 million in connection with the payment of dividends on Telefónica S.A. shares, €1,178 million in connection with financial and real estate net investments, €959 million in connection with our share buyback program and €793 million in connection with commitments under pre-retirement plans.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt.  At December 31, 2009, we had gross financial debt of €56,791 million compared with €53,188 million at December 31, 2008.  For the amortization schedule of our consolidated gross financial debt at December 31, 2009, see “—Anticipated Sources of Liquidity” below.  Our net financial debt increased to €43,551 million at December 31, 2009 compared to €42,733 million at December 31, 2008.  For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt”.

For a discussion of our liquidity risk management policy, see Note 16 to our Consolidated Financial Statements.

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

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2009, as stated in euro using the European Central Bank buying rate for euro on such date.  We may have exchange rate financial derivatives instruments assigned to the underlying debt instruments.  In 2009, the average cost of net debt, which we measure as net financial expense divided by our average net debt, was 7.31%.  The effects derived from Venezuela as a hyperinflationary economy as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Classification of Venezuela as a Hyper inflationary Economy”, resulted in an increase in net financial expense of €630 million in 2009.  Excluding such effects in 2009 and negative exchange differences, our average cost of net debt in 2009 would have been 5.54%.  The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (€1,432 million).  It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (€537 million).  For a further description of liquidity risk faced by us, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

	AMORTIZATION SCHEDULE FOR THE YEAR ENDED DECEMBER 31,
	2010	2011	2012	2013	2014	Subsequent	Total
	(in millions of euros)
Non-convertible euro and foreign currency debentures and bonds	5,090	3,275	1,749	4,174	4,763	13,911	32,962
Promissory notes and commercial paper	812	—	—	—	—	—	812
Other marketable debt securities	61	54	—	—	—	1,954	2,069
Loans and other payables (principal and interest accrued)	1,789	6,132	3,695	1,433	513	4,396	17,958
Derivatives financial liabilities	1,432	255	106	65	63	1,069	2,990
Total	9,184	9,716	5,550	5,672	5,339	21,330	56,791

(*)
Estimated future interest payments as of December 31, 2009 on our interest-bearing-debt are as follows: €2,382 million in 2010, €2,074 million in 2011, €1,818 million in 2012, €1,620 million in 2013, €1,355 million in 2014 and €8,190 million in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2009.

During 2009, we obtained financing of over €14,000 million (excluding financing under short-term commercial paper programs), mainly in connection with refinancing 2009 maturities and pre-financing part of the 2010 debt maturities.

In 2009, as a part of our refinancing plan to enhance our flexibility, primarily, we issued: (i) five-year bonds in an aggregate principal amount of €2,000 million, with an annual interest rate of 5.431%, on February 3, 2009; (ii) seven-year bonds in an aggregate principal amount of €1,000 million, with an annual interest rate of 5.496%, on April 1, 2009 increased up to an aggregate principal amount of €1,500 million, on June 3, 2009; (iii) six-year bonds in an aggregate principal amount of €400 million, which bear interest at a floating rate based on three-month EURIBOR plus a margin of 1.825%, on June 2, 2009 (iv) ten-year bonds in an aggregate principal amount of $1,000 million, with an annual interest rate of 5.877%, on July 6, 2009; (v) five and a half-year bonds in an aggregate principal amount of $1,250 million, with an annual interest rate of 4.949%, on July 6, 2009; (vi) ten-year bonds in an aggregate principal amount of €1,750 million, with an annual interest rate of 4.693%, on November 11, 2009; (vii) 13-year bonds in an aggregate principal amount of 650 million pounds sterling, with an annual interest rate of 5.289%, on December 10, 2009; (viii) five-year bonds in an aggregate principal amount of €100 million, which bear interest at a floating rate based on three-month EURIBOR plus a margin of 0.7%, on December 23, 2009.  In 2009, some of our Latin American companies issued bonds with an aggregate principal amount equivalent to approximately €2,000 million.

In addition, on February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in its €6,000 million credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of  €4,000 million of the €6,000 million drawn-down in exchange for the payment of additional fees and an upward adjustment in interest rates, as follows: (i) the maturity date for €2,000 million outstanding was extended to June 28, 2012 and (ii) the maturity date for the remaining €2,000 million outstanding was extended to June 28, 2013.

During 2009, we have continued to be active under certain commercial paper programs (domestic and European) (with an outstanding balance of €800 million at December 31, 2009).

At December 31, 2009, we had unused committed credit lines of approximately €7,200 million, all of which bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate, or EURIBOR and the London Interbank Offered Rate, or LIBOR.  An aggregate of €2,779 million in principal amount of such credit lines are scheduled to expire prior to December 31, 2010.

On March 24, 2010 we issued five-year bonds in an aggregate principal amount of €1,400 million, with an annual interest rate of 3.406%.

Our borrowing requirements are not significantly affected by seasonal trends.

The table below sets forth the ratings of our short- and long-term debt as of the date of this Annual Report.  A credit rating is not a recommendation to buy, sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

Rating Agency	Issuer	Long-Term Debt	Short-Term Debt	Outlook	Last Update
Moody’s	Telefónica, S.A.	Baa1	P-2	Positive	February 17, 2009
JCR	Telefónica, S.A.	A	-	Stable	December 17, 2008
Standard & Poor’s	Telefónica, S.A.	A-	A-2	Stable	December 2, 2008
Fitch	Telefónica, S.A.	A-	F-2	Stable	November 25, 2008

•	Moody’s, on February 17, 2009, raised Telefónica S.A.’s rating outlook to “Baa1/positive outlook” from “Baa1/stable outlook”.

•	JCR, the Japanese rating agency, on December 17, 2008, upgraded its credit rating for Telefónica, S.A. to “A/stable outlook” from “A-/stable outlook”.

•	Standard & Poor’s, on December 2, 2008, upgraded its rating of Telefónica S.A. from “BBB+/positive outlook” to “A-/stable outlook”.

•	Fitch, on November 25, 2008, upgraded its rating from “BBB+/positive outlook” to “A-/stable outlook”.

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

For a discussion of our liquidity and country risk management policy, see Note 16 to our Consolidated Financial Statements.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business.  At December 31, 2009, we had loans outstanding totaling €5,975 million (€13,594 million at December 31, 2008) to companies in the Telefónica Group (including subsidiaries located in Latin American countries).  These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals).

C.    Research and Development, Patents and Licenses, etc.

We continue to be firmly committed to technological innovation as a key tool for achieving sustainable competitive advantage, preempting market trends and differentiating our products.  Through the introduction of new technologies and the development of new products and business processes, we seek to become more effective, efficient and customer-oriented.

We have developed an open model for the management of technological innovation in order to promote the application of technical research to the development of commercial products and services.  We focus on certain applied research and development, or R&D, priorities which are aligned with our strategy.  This model promotes open innovation initiatives such as the creation of a venture capital fund and participation in enterprise collaboration forums, among other things.  It also makes use of the knowledge developed at technological centers, universities, and start-up companies, among other sources, and encourages innovation in collaboration with other agents, who will become “technological partners”, including clients, universities, public administrations, suppliers, content providers and other companies.  We believe that differentiating our products from those of our competitors and improving our market position cannot be based solely on acquired technology.  We also believe it is important to foster R&D activities in an effort to achieve this differentiation and to advance other innovation activities.  Our R&D policy is aimed at:

•	developing new products and services in order to gain market share;

•	fostering customer loyalty;

•	increasing revenues;

•	improving management;

•	improving business practices; and

•	increasing the quality of our infrastructure and services to improve customer service and reducing costs.

In 2009, we undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of our presence in new markets and technological leadership.

Our technological innovation activities are an integral part of our strategy to create value through broadband, IP network, wireless and new generation (fiber optic) networks communications and services.

In 2009 we undertook projects to promote increased access to information technology, new services focused on new Internet business models, advanced user interfaces, mobile TV and other broadband services.  These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that might have a relevant impact on our businesses, and to test such technologies with trials relating to new services, applications and platform prototypes.

In 2009, new business and operational support systems were developed and existing systems were improved.

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

•
development of innovative solutions for the real time provisioning, operating and billing of our networks and services, which includes the development of management systems designed to strengthen infrastructure and its quality providing security, privacy and trust;

•	development of business support systems to better identify customer characteristics in order to provide personalized and innovative solutions; and

•	applied research to undertake, understand and develop those aspects, opportunities and specialty new technologies for the evolution of our different businesses.

In 2009, approximately 41% of Telefónica I+D’s funding assigned to R&D was for the benefit of the business in Spain, 33% for businesses in Latin America, 13% for Telefónica (primarily the Corporate Innovation Program, which includes projects with a medium- to long-term focus involving two or more business units), 6% for Telefónica Europe and 7% to third-party customers.

At December 31, 2009, Telefónica I+D had 1,221 employees, who also collaborated with qualified professionals from 84 companies and more than 50 universities.

Our total R&D expenses were €594 million, €668 million and €693 million in 2007, 2008 and 2009, respectively.  These expenses represented 1.1%, 1.2% and 1.2% of our consolidated revenues, respectively.  These figures have been calculated using the guidelines set out in the OECD Manual.  These guidelines include expenses for research and development that, because of timing of projects or accounting classifications, we do not include in their entirety in our consolidated statement of financial position.

During 2009, Telefónica registered 57 patents, 48 of which were registered at Spanish Patent Office and nine of which were registered at European or U.S. patent offices.

D.    Trend Information

We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America.  Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others.  In addition, our holdings in China Unicom and Telecom Italia create opportunities for strategic alliances that reinforce our competitive position, scale and efficiency.

Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate.  The continuing recession in Spain and uncertainty about an economic recovery elsewhere may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services.  We can expect the regulatory landscape to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union.  In addition, we may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service and the regulatory treatment of new broadband infrastructure deployments.

We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors.  The intensity of the competition may deepen, having an impact on tariff structures, consumption, market share and commercial activity, which could result in decreases in current and potential customers, revenues and profitability.

However, we are in a strong competitive position in most of the markets where we operate.  We intend to continue to seek and take advantage of growth opportunities, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses.  We seek to lead the industry by anticipating trends in the new digital environment.

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

In Spain, we will continue to intensify our commercial focus on offering higher quality services, by increasing the effectiveness of our sales channels and further improving our networks to increase customer satisfaction.  We will seek to strengthen relations with our customers through targeted commercial offerings.  We will focus on boosting mobile and fixed broadband growth and bundling services more effectively, taking into account the different geographical areas in which we operate.  Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client.  The mobile business will continue to play a fundamental role as an engine of regional growth.  That is why we continue to further improve the capacity and coverage of our networks, adapting our distribution network to enhance the quality of our offer both in voice and data in order to keep and attract high value customers.  With regard to the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. We will further advance efficiency, in operational and commercial terms and attempt to achieve further synergies by implementing global, regional and local projects.

In Europe, customers will remain at the center of our strategy and management priorities in the region.  With the objective of offering our customers the best value, we will boost the mobile and fixed broadband services to strengthen our market position.  Various initiatives will be implemented to improve our operating efficiency.

In summary, in the context of continued economic uncertainty, intense competition and regulatory pressure on pricing, we will continue strengthening our business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

E.     Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future.  These commitments are not included in our consolidated statement of financial position at December 31, 2009 although they are described in the notes to our Consolidated Financial Statements.  These commitments primarily relate to put rights pursuant to which third parties can require us to purchase some or all of their interests in certain of our subsidiaries or joint ventures, as in the case of Brasilcel, and contingent obligations in the form of guarantees.  For additional detail on our off-balance sheet commitments, see Note 21(b) to our Consolidated Financial Statements.

F.     Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future.  The amounts payable (including accrued interest payments) are as of December 31, 2009.  For additional information, see our Consolidated Financial Statements included elsewhere herein.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(in millions of euros)
Financial liabilities (1)(2)	56,791	9,184	15,266	11,011	21,330
Operating lease obligations (3)	6,547	1,023	1,700	1,327	2,497
Purchase obligations (4)	3,151	1,305	769	395	682
Other liabilities (5)	1,695	296	1,399	—	—
Total	68,184	11,808	19,134	12,733	24,509

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)
This item includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (€1,432 million).  Future interest payments as of December 31, 2009 on our interest-bearing-debt are as follows: €2,382 million in 2010, €2,074 million in 2011, €1,818 million in 2012, €1,620 million in 2013, €1,355 million in 2014 and €8,190 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2009. It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (€537 million).  For a more detailed description of our financial derivative transactions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 16 to our Consolidated Financial Statements.

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

In addition, at December 31, 2009, we have short and long term employee benefits provisions amounting to €667 million and €3,594 million, respectively.

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6.      Directors, Senior Management and Employees

A.    Directors and Senior Management

During 2009, our Board of Directors met 13 times. At March 25, our Board of Directors had met three times during 2010.  At March 25, 2010, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
César Alierta Izuel(1)	64	1997	2012
Vice-chairmen
Isidro Fainé Casas(1)(2)	67	1994	2011
Vitalino Manuel Nafría Aznar(3)(4)(5)(6)(7)	59	2005	2011
Members (vocales)
Julio Linares López(1)(8)	64	2005	2011
José María Abril Pérez (1)(3)(5)	58	2007	2013
José Fernando de Almansa Moreno-Barreda(5)(6)(9)	61	2003	2013
Jose María Álvarez –Pallete López	46	2006	2012
David Arculus (5)(6)	63	2006	2011
Eva Castillo Sanz (6)(9)(11)	47	2008	2013
Carlos Colomer Casellas(1)(8)(10)(11)	65	2001	2011
Peter Erskine(1)(8)(9)(10)	58	2006	2011
Alfonso Ferrari Herrero (1)(4)(5)(6)(7)(10)(11)	68	2001	2011
Luiz Fernando Furlán(5)	63	2008	2013
Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(7)(9)(10)(11)	64	2002	2012
Pablo Isla Álvarez de Tejera(6)(7)(8)(10)(11)	46	2002	2012
Antonio Massanell Lavilla(2)(4)(7)(8)(11)	55	1995	2011
Francisco Javier de Paz Mancho (1)(5)(6)(7)	51	2007	2013

(1)	Member of the Executive Commission of the Board of Directors.

(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona (“La Caixa”).

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).

(4)	Member of the Audit and Control Committee of the Board of Directors.

(5)	Member of the International Affairs Committee.

(6)	Member of the Regulation Committee.

(7)	Member of the Human Resources and Corporate Reputation and Responsibility Committee.

(8)	Member of the Innovation Committee.

(9)	Member of the Strategy Committee.

(10)	Member of the Nominating, Compensation and Corporate Governance Committee.

(11)	Member of the Service Quality and Customer Service Committee.

Board Committees

At March 25, 2010, the committees of our Board of Directors and members thereof are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by Spanish corporate law, under our Articles of Association, or under our Board Regulations.  This commission is made up of fewer directors and meets more frequently than our Board of Directors.  The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. Julio Linares López, Mr. José María Abril Pérez, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero,

Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Francisco Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

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

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2009, the Audit and Control Committee met ten times and, as of the date of this Annual Report, had met three times in 2010.  The members of the Audit and Control Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Antonio Massanell Lavilla, Mr. Alfonso Ferrari Herrero and Mr. Vitalino Manuel Nafría Aznar.

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

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera. During 2009, the Nominating, Compensation and Corporate Governance Committee met nine times, and as of the date of this Annual Report, had met four times in 2010.

Human Resources and Corporate Reputation and Responsibility Committee

The Human Resources and Corporate Reputation and Responsibility Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation, responsibility and the promotion of our values within the Telefónica Group.  The Human Resources and

Corporate Reputation and Responsibility Committee met five times during 2009, and as of the date of this Annual Report had met once in 2010.  The members of the Human Resources and Corporate Reputation and Responsibility Committee are Mr. Francisco Javier de Paz Mancho (chairman), Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Pablo Isla Álvarez de Tejera, Mr. Antonio Massanell Lavilla and Mr. Vitalino Manuel Nafría Aznar.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us.  Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters.  The members of the Regulation Committee are Mr. Pablo Isla Álvarez de Tejera (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mr. David Arculus, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Vitalino Manuel Nafría Aznar and Mr. Francisco Javier de Paz Mancho. During 2009, the Regulation Committee met six times, and as of the date of this Annual Report, had met once in 2010.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide.  The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors.  The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera. During 2009 the Service Quality and Customer Service Committee met four times, and as of the date of this Annual Report, had met once in 2010.

International Affairs Committee

The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors.  The International Affairs Committee pays close attention to events taking place in countries where we have operations and which may affect our competitive position, corporate image and financial results.  The International Affairs Committee also oversees our non-profit foundations in such countries.  The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. José María Abril Pérez, Mr. David Arculus, Mr. Alfonso Ferrari Herrero, Mr. Luiz Fernando Furlán, Mr. Gonzalo Hinojosa Fernández de Ángulo, Mr. Vitalino Manuel Nafría Aznar and Mr. Francisco Javier de Paz Mancho.  During 2009, the International Affairs Committee met four times, and as of the date of this Annual Report had met once in 2010.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation.  Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group.  The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. Pablo Isla Álvarez de Tejera, Mr. Antonio Massanell Lavilla, Mr. Peter Erskine and Mr. Julio Linares López.  During 2009, the Innovation Committee met eight times, and as of the date of this Annual Report, had met three times in 2010.

Strategy Committee

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group.  The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz and Mr. Gonzalo Hinojosa Fernández de Angulo. The Strategy Committee met ten times during 2009, and as of the date of this Annual Report, had met three times in 2010.

Biographies of Directors

Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Asociación Española de Analistas Financieros).  Between 1996 and 2000, he was director and chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A. and of Iberia, S.A.  On January 1997, Mr. Alierta was appointed as a director of Telefónica and on July 26, 2000, he was appointed as our Executive Chairman.  Mr. Alierta is director of Telecom Italia since November 8, 2007 and of China Unicom (Hong Kong) Limited since October 15, 2008.  Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers.

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banco Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978).  Mr. Fainé is currently chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) and of Criteria CaixaCorp, S.A., vice-chairman of Abertis Infraestructuras, S.A. and of Confederación Española de Cajas de Ahorros, and second vice-chairman of Repsol YPF, S.A.  He is also a member of the board of directors of Banco Portugués de Investimento, S.A. (BPI), Hisusa, Holding de Infraestructuras y Servicios Urbanos, S.A., Grupo Financiero Inbursa and a non-executive director of Bank of East Asia.  Mr. Fainé holds a doctorate degree in economics, a diploma in Alta Dirección (Senior Management) from IESE Business School (Instituto de Estudios Superiores de la Empresa) and an ISMP in business administration from Harvard University.  He is a member of the Real Academia de Ciencias Económicas y Financieras.

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

Mr. Julio Linares López serves as a director of our Board of Directors and as our Chief Operating Officer since December 19, 2007.  In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department.  In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo, S.A.  In December 1994, he became deputy general manager of the Marketing and Services Development department in the commercial area and subsequently, deputy general manager for Corporate Marketing.  In July 1997, he was appointed chief executive officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemáticas, S.A.  In January 2000, he was appointed executive chairman of Telefónica de España, S.A., a position which he held until December 2005, when he was appointed our managing director for Coordination, Business Development and Synergies.  He is currently member of the board of directors of Telecom Italia.  Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Mr. José María Abril Pérez serves as a director of our Board of Directors.  From 1975 to 1982 he served as financial manager of Sociedad Anónima de Alimentación (SAAL).  Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was financial manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as managing director of Investment Corporate Banking.  From January to April 1993, he was appointed executive coordinator of Banco Español de Crédito, S.A.  In 1998, he became general manager of the Industrial Group of BBVA. In 1999, he was appointed member of the executive committee of the BBVA Group.  He has also been a member of the board of directors of Repsol, S.A., Iberia, S.A. and Corporación IBV.  In 2002 he became managing director of the Wholesale and Investment Banking Division and a member of the executive committee of BBVA, and he is now in early retirement.  Until July 2007, he was vice president of Bolsas y Mercados Españoles, S.A. He is currently a member of the board of directors of Advancell, S.A.  He holds a degree in economics from the University of Deusto (Bilbao, Spain) and he has been professor at such university for nine years.

Mr. José Fernando de Almansa Moreno-Barreda serves as a director of our Board of Directors.  In December 1974 he joined the Spanish Diplomatic Corps (Cuerpo Diplomático) and served from 1976 to 1992 as Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, Chief Director for Eastern European Affairs, Director of Atlantic Affairs in the Spanish Foreign Affairs Ministry, Counselor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry.  From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently personal advisor to His Majesty the King.  He is also a substitute director of BBVA Bancomer México, S.A. de C.V..  He holds a law degree from the University of Deusto (Bilbao, Spain).

Mr. José María Álvarez-Pallete López serves as a director of our Board of Directors and, since July 2006, as Chairman of Telefónica Latin America.  He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Studies department. In 1996 he was promoted to chief financial officer of Cemex Group in Spain, and in 1998, to chief administration and financial officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd.  In February 1999 he joined the Telefónica Group as general manager of Finance for Telefónica International, S.A.  In September of the same year he was promoted to chief financial officer of Telefónica. In July 2002, he was appointed chairman and chief executive officer of Telefónica Internacional, S.A. Mr. Álvarez-Pallete holds a degree in economics from the Complutense University of Madrid.  He also studied economics at the Université Libre de Belgique and holds an International Management Program from the Pan-American Institute of Executive Business Administration (IPADE) and an advance research degree from the Universidad Complutense of Madrid.

Sir David Arculus serves as a director of our Board of Directors. From 1998 to 2001, he was chairman of Severn Trent Plc. and IPC Group Ltd. From 2002 to 2004, he was chairman of Earls Court and Olympia Ltd. From 2004 to January 2006, he served as chairman of O2 (now Telefónica Europe). Sir David Arculus was deputy president of the Confederation of British Industry (CBI) until 2006 and is currently a member of the board of directors of Pearson, Plc.  He is also chairman of Numis, Plc. In 1972 he received an MBA from the London Business School.  In 1996, he received his master’s degree in engineering and economics from Oriel College, Oxford, and in 2003 he received a degree Honoris Causa from the University of Central England.

Ms. Eva Castillo Sanz serves as a director of our Board of Directors. Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years.  After that, she worked for another five years for Goldman Sachs International in London in the International Equities department.  In 1997 Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal. In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became chief executive officer of Merrill Lynch Capital Markets Spain.  After that, Ms. Castillo was appointed chief operating officer for EMEA Equity Markets.  In October 2003 she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain.  Until December 2009,  she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business.  She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees.  Ms. Castillo holds degrees in business, economics and law (ICADE – 3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a director of our Board of Directors.  Mr. Colomer began his career in 1970 as marketing vice-chairman of Henry Colomer, S.A.  In 1980, he was appointed chairman and general manager of Henry Colomer, S.A. and Haugron Cientifical, S.A.  In 1986, he was also appointed president of Revlon for Europe.  In 1989, he became chairman of Revlon International and in 1990, he was appointed executive vice-president and chief operating officer of Revlon Inc.  In 2000, he was appointed chairman and chief executive officer of the Colomer Group. Mr. Colomer is chairman of the Colomer Group.  He is also chairman of Ahorro Bursátil, S.A. SICAV and Inversiones Mobiliarias Urquiola, S.A. SICAV.  Mr. Colomer has a degree in economics from the University of Barcelona and an MBA from IESE Business School (Instituto de Estudios Superiores de la Empresa).

Mr. Peter Erskine serves as a director of our Board of Directors.  He began his career in the field of marketing and brand management in Polycell and in Colgate Palmolive.  He worked for several years at the Mars Group, serving as vice-chairman for Europe of Mars Electronics.  In 1990 he was appointed vice-president of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including director of British Telecom  (BT) Mobile and president and chief executive officer of Concert.  In 1998 he became managing director of BT Cellnet.  Subsequently, in 2001 he became chief executive officer and a director of the board of directors of Telefónica O2 Europe, Plc (now Telefónica Europe).  In 2006 he became executive chairman of Telefónica O2 Europe, Plc and from July 2006 until December 2007 he served as general manager of the business unit Telefónica Europe. In 2008, he joined the Telecom Advisory Boards of Apax Partners and MacQuarie European Infrastructure Fund, and become a member of the Strategy Advisory Committee of Henley Management Centre.  In January 2009 he joined the Board of Ladbrokes P.L.C. as a non executive director.  Currently, he is also member of the advisory board of Henley Management Centre.  In 1973, he received a degree in psychology from Liverpool University.

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

Mr. Luiz Fernando Furlán serves as a director of our Board of Directors.  Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Sadia, S.A., Embraco, S.A. (Brasmotor Group-Brazil) and Panamco (Pan American Beverages, Inc. – USA).  He was also member of the consulting board of IBM in Latin America and of ABN Amro Bank in Brazil, as well as chairman of Brazilian Chicken Exporters Association (ABEF), Brazilian Association of Public Owned Companies (ABRASCA) and of Mercosur European Union Business Forum (MEBF). He also was vice-president of Sao Paulo Entrepreneurs Association (FIESP).  From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. Currently he is also chairman of the board of directors of Brasil Foods, S.A. and of Amazonas Sustainability Foundation and member of the board of directors of Redecard S.A. and Amil Participações S.A., and member of the Advisory/Consultive Board of Panasonic (Japan) and McLarty & Associates (USA).  He holds a degree in chemical engineering from the Industrial Engineering Faculty of São Paulo and in business administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

Mr. Gonzalo Hinojosa Fernández de Angulo serves as a director of our Board of Directors.  He began his career in 1966 in Cortefiel, S.A. and served in several management positions since then.  From 1976 to 1985 Mr. Hinojosa was general manager of Cortefiel, S.A. and from 1985 until 2006 he served as chief executive officer of the company, a post which he combined with his appointment as chairman since 1998.  From 1991 through 2002, he served as a director of Banco Central Hispano Americano, S.A. and as a director of Portland Valderribas, S.A.  He has also served as a director of Altadis, S.A. and of  Dinamia Capital Privado, S.A., SCR.  Mr. Hinojosa has a degree in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid).

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

Mr. Antonio Massanell Lavilla serves as a director of our Board of Directors. In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), where he held several posts and in 1990, he was appointed assistant manager and secretary of the Steering Committee.  In the same year, he was appointed member of the board of directors of VidaCaixa, S.A., Seguros de la Caixa, S.A., Socredit (Monaco), and Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros.  Mr. Massanell is currently executive deputy general manager of la Caixa and a member of the boards of directors of e-la Caixa 1, S.A., Boursorama, S.A., Caixa Capital Risc, S.G.E.C.R., S.A., and Serveis Informátics “La Caixa”, S.A.  He is also chairman of Port Aventura Entertainment, S.A. and Barcelona Digital Centre Tecnológic (former Fundació Barcelona Digital). Mr. Antonio Massanell Lavilla holds a degree in economics from the University of Barcelona.

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

Executive Officers/Management Team

At March 25, 2010, our executive management team was composed of six general managers, in addition to our three executive officers who are also directors on our Board of Directors.

Name	Position	Appointed	Age
Mr. César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	64
Mr. Julio Linares López	Chief Operating Officer	2007	64
Mr. José María Álvarez –Pallete López	Chairman of Telefónica Latin America	2002	46
Mr. Guillermo Ansaldo Lutz	Chairman of Telefónica Spain	2007	48
Mr. Matthew Key	Chairman of Telefónica Europe	2007	47
Mr. Santiago Fernández Valbuena	General Manager of Finance and Corporate Development	2002	52
Mr. Luis Abril Pérez	Technical General Secretary to the Chairman	2002	62
Mr. Calixto Ríos Pérez	General Manager of Internal Audit	2002	65
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and Secretary to the Board	2003	55

Biographies of the Executive Officers and Senior Management

We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.

Mr. Guillermo Ansaldo Lutz serves as Chairman of Telefónica Spain since December 2007, and he is also member of the Executive Committee of Telefónica. From 1989 to 2000 he worked for McKinsey & Company holding different positions in Spain and Argentina. In 1995, he was appointed partner of McKinsey & Company in Argentina. From 2000 to 2004 he was the chief executive officer of Telefónica de Argentina, S.A. and since April 2005, he held the position of chief executive officer of Telefónica de España, S.A. He holds a degree in industrial engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.

Mr. Matthew Key serves as Chairman of Telefónica Europe and is a member of the Executive Committee of Telefónica.  From 1984 until 1998 he held various positions of responsibility in Arthur Young, the Grand Metropolitan Plc (1988), Coca Cola & Schweppes Beverages Ltd (1993-1995), Kingfisher Plc and finally, from 1998 to 2002, Vodafone Plc.  From 2000 to 2002 he worked as non-executive director of Vodafone Egypt.  He has served as chairman and non-executive director of Telco Mobile since 2003. From 2003 to 2005 he was non-executive director of Link Stores.  In February 2002, he was appointed chief financial officer of Telefónica O2 UK until December 2004.   In January 2005, he was appointed chief executive officer of Telefónica O2 UK. He holds a degree in economics from Birmingham University.

Mr. Santiago Fernández Valbuena serves as General Manager of Finance and Corporate Development since December 2002 and is a member of the Executive Committee of Telefónica.  He has served as our chief financial officer since July 2002.  He joined Telefónica Group in 1997 as chief executive officer of Fonditel, Telefónica’s pension assets manager.  Previously, he was the managing director of Societé Génerale Equities, and also head of Equities & Research at Beta Capital in Madrid.  Mr. Fernández Valbuena served as president of the Research Commission at the Spanish Institute of Financial Analysts.  He has held senior teaching positions with the MBA programs of the Manchester Business School and Instituto de Empresa.  He holds a degree in economics from the Universidad Complutense of Madrid and he also holds an M.S. and a PhD degree in economics and finance from Northeastern University in the United States.

Mr. Luis Abril Pérez serves as our Technical General Secretary to the Chairman.  Mr. Abril started his professional career as a microeconomics professor in the Universidad Comercial de Deusto, where he went on to head its Finance Department. In 1978, he moved to Banco de Vizcaya, S.A., as treasury director and then worked as head of the president’s technical department.  During his work with the Banco Bilbao Vizcaya Group (1988 to 1991), he acted as general director for the Asset Management division.  From 1994 to 1999, Mr. Abril acted as general director for Banco Español de Crédito, S.A. (Banesto), and he later acted as general director for communications for Banco Santander Central Hispano, S.A. (1999 to 2001).  Mr. Abril holds a degree in economics and a law degree from the Universidad Comercial de Deusto and he also holds an MBA from the North European Management Institute, Oslo, Norway.

Mr. Calixto Ríos Pérez serves as our General Manager of Internal Audit. In 1973, Mr. Ríos joined Banco Exterior de España, S.A. as the General Manager of Extebank in New York City.  Subsequently he was appointed chief executive officer and chief operating officer of Extebandes in Venezuela.  Later, Mr. Ríos returned to Madrid as the general manager of International Banking Subsidiaries of Banco Exterior de España, S.A.  In 1990, he was appointed chief executive officer responsible for overseeing the construction, management and marketing of the Olympic Village for the Olympic games of Barcelona and a year later was appointed chief financial officer of Tabacalera, S.A.  After the merger of Tabacalera with the French company, Seita, he was appointed advisor to the chairman and head of Strategy and Planning.  In November 2000, he joined the Telefónica Group as general manager for Institutional Relations, and in July 2002 he was appointed general manager for Internal Auditing and Communications.  He holds a degree in economics from the Universidad Complutense of Madrid.

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

B.    Compensation

Directors

The compensation of our directors is governed by Article 28 of our bylaws, which states that the aggregate compensation amount that we may pay to all of our directors as remuneration and attendance fees shall be fixed by the shareholders at the general meeting of shareholders, and such amount shall remain unchanged until the shareholders decide to modify it.  The Board of Directors shall determine the exact amounts to be paid within such limit and the distribution thereof among the directors.  In this respect, on April 11, 2003, our shareholders set the maximum gross annual amount to be paid to the Board of Directors at €6 million.  This includes fixed payments and fees for attending meetings of the Board of Directors’ advisory or control committees described above.  In addition, the compensation provided for above is in addition to other professional or employment compensation accruing to the directors by reason of any executive or advisory duties that they perform for the Group, other than the supervision and collective decision-making duties inherent in their capacity as directors.

Therefore, the compensation paid to our directors in their capacity as members of the Board of Directors, the Executive Commission and/or any of the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees.  In this respect, executive board members, other than the Chairman, only receive compensation for discharging their executive duties as stipulated in their respective contracts and not in their capacity as directors.

The following table presents the fixed annual amounts paid to directors for membership in the Board of Directors, Executive Commission and any advisory or control committees.

Position	Board of Directors	Executive Commission	Advisory or Control Committees
	(in euros)
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member (vocal):
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

In addition, each director is paid a fee of €1,250 for attendance at each meeting of an advisory or control committee.

Total compensation paid to our directors for discharging their duties in 2009 amounted to €4,081,333 in fixed compensation and €252,500 in fees for attending advisory or control committee meetings.  It should also be noted that the compensation paid to our directors for serving as members on the boards of directors of other Telefónica Group companies amounted to €1,791,104.  In addition, the directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received additional aggregate compensation of €553,750 in 2009.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2009:

			Other Board Committees
Board Members	Board of Directors	Executive Commission	Fixed payment	Attendance fees	Total
	(in euros)
Chairman
César Alierta Izuel	300,000	100,000	—	—	400,000
Vice chairmen
Isidro Fainé Casas	250,000	100,000	—	—	350,000
Vitalino Manuel Nafría Aznar	250,000	—	56,000	22,500	328,500
Members
Julio Linares López	—	—	—	—	—
José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	21,250	227,250
José María Álvarez-Pallete López	—	—	—	—	—
David Arculus	150,000	—	28,000	11,250	189,250
Eva Castillo Sanz	150,000	—	14,000	10,000	174,000
Carlos Colomer Casellas	150,000	100,000	56,000	16,250	322,250
Peter Erskine	150,000	100,000	56,000	25,000	331,000
Alfonso Ferrari Herrero	150,000	100,000	84,000	38,750	372,750
Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	42,500	390,500
Pablo Isla Álvarez de Tejera	150,000	—	84,000	16,250	250,250
Antonio Massanell Lavilla	150,000	—	65,333	28,750	244,083
Francisco Javier de Paz Mancho	150,000	100,000	56,000	15,000	321,000
Total	2,600,000	800,000	681,333	252,500	4,333,833

In addition, the breakdown of the total paid to executive directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

Item	2009
(in euros)
Salaries	5,947,604
Variable compensation	8,058,179
Compensation in kind(1)	100,051
Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, under the Pension Plan for Senior Executives, we made total contributions in 2009 on behalf of executive directors of €1,925,387.  The Pension Plan for Senior Executives is wholly funded by us.  This plan envisages annual defined contributions equivalent to specific percentages of the relevant executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each such executive as detailed in the plan.  See Note 21 to the Consolidated Financial Statements.

Our executive directors also receive compensation under the Performance Share Plan approved at the general shareholders’ meeting of June 21, 2006 and described in more detail below.  The maximum number of shares corresponding to the second, third and fourth phases of the Performance Share Plan will be granted on July 1, 2010, July 1, 2011, and July 1, 2012 respectively, to each of our executive directors if all the terms established for such delivery are met as follows: for Mr. César Alierta Izuel, 116,239, 148,818 and 173,716 shares, respectively; for Mr. Julio Linares López, 57,437, 101,466 and 130,287 shares, respectively; and for Mr. José María Álvarez-Pallete López, 53,204, 67,644 and 78,962 shares, respectively.  With respect to the payout under the first phase of the Performance Share Plan in July 2009, the beneficiaries received, in accordance with the general terms and conditions of the Performance Share Plan, all the shares assigned to them as follows: to Mr. César Alierta Izuel, 129,183 shares; to Mr. Julio Linares López, 65,472 shares; and to Mr. José María Álvarez-Pallete López, 62,354 shares.  This maximum payout was made because our total shareholder return, or TSR (as defined in the

Performance Share Plan) exceeded that of the relevant comparison group.  See Note 21 to the Consolidated Financial Statements.

It should be noted that the non-executive directors do not receive and did not receive in 2009 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to our share price.

In addition, we do not grant and did not grant in 2009 any advances, loans or credits to the directors, or to our top executives, in accordance with the requirements of the Sarbanes-Oxley Act.

Executive Officers and Senior Management

In 2009, our six executive officers (excluding those that are also Directors) were paid a total compensation package of €10,533,852 in the aggregate.

Contributions made on behalf of these six executives under the Pension Plan for Senior Executives mentioned above amounted to an aggregate amount of €922,728 in 2009.

In addition, the maximum number of shares corresponding to the second, third and fourth phases of the Performance Share Plan, described below, to be delivered to these senior executives as a group, if all the established terms are met, is 130,911 shares, 306,115 shares and 394,779 shares, respectively.  Similarly, as explained above, these senior executives received a total of 284,248 shares in 2009 as a result of satisfaction of the TSR requirement for the first phase under the Performance Share Plan.

Finally, executive officer contracts, including those of executive directors, generally include a severance clause entitling such executives to three years of salary plus another year based on the length of service with us.  The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.

Incentive Plans

In each of 2007, 2008 and 2009, the Telefónica Group had the following incentive payment plans linked to the share price of Telefónica, S.A. in effect.

Telefónica, S.A. share plan: “Performance Share Plan”

At our general meeting of shareholders on June 21, 2006, our shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies (the “Performance Share Plan”).  Under the Performance Share Plan, selected participants who meet the qualifying requirements are given a certain number of our shares as a form of variable compensation.

The Performance Share Plan was initially intended to last seven years.  It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”).  At the start of each phase the number of shares to be awarded to Performance Share Plan beneficiaries is determined based on their success in meeting targets set.  The shares are delivered, assuming targets are met, at the End Date of each phase.  Each phase is independent from the others.  The first started on July 1, 2006 (with all shares delivered on July 1, 2009, as described above) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for us throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive.  Success is measured by comparing TSR, which includes both the share price of and dividends on our shares, with the TSRs of a basket of listed telecommunications companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting degree of success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the comparison group and 30% if Telefónica’s TSR is in line with the average. The percentage rises on a linear basis for all points between these two benchmarks. If the TSR is below average no shares are awarded.

The end of the first phase of the Performance Share Plan was on June 30, 2009, which included the following maximum number of shares allocated:

Phase	Number of shares	Unit value (euros)	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009

With the expiration of the first phase of the Performance Share Plan in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery) were delivered to our directors included in the first phase.  The shares delivered were deducted from our treasury shares in 2009.

All the shares delivered under the first phase of the Performance Share Plan were hedged with a derivative instrument acquired in 2006.  The cost of this instrument was €46 million, which in unit terms is €6.43 per share.  At June 30, 2009, the bank with whom the financial instrument was contracted delivered to us the shares contracted.  These were initially accounted for as treasury shares.

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2009 is as follows:

Phase	Number of shares	Unit value (euros)	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012

The Performance Share Plan is equity-settled via the delivery of shares to the participants.  Accordingly, an expense of €23 million, €38 million and €43 million of employee benefits was recorded in 2007, 2008 and 2009, respectively.

To ensure that we had enough shares to meet our obligations at the end of the first phase begun in 2006, we bought an instrument from a financial institution that delivered to us, at the end of the phase, a number of shares determined using the same measure of success as the plan, i.e. an instrument that mirrored the features of the first phase of the plan.  The cost of this instrument was €46 million, which in unit terms is €6.43 per share, assuming the maximum number of shares under this instrument.  See Note 20 to our Consolidated Financial Statements.

We have not arranged for any similar derivative for the second phase.

For the third phase, we have arranged a financial instrument under the same conditions as for the first phase, with possible delivery to us of up to 2,500,000 shares under such instrument.  The cost of the financial instrument is €25 million, equivalent to €9.96 per share assuming the maximum number of shares under this instrument.  See Note 20 to our Consolidated Financial Statements.

For the fourth phase of the Performance Share Plan, we have acquired an instrument from a financial institution with the same features of the fourth phase of the Performance Share Plan, whereby at the end of the phase, we may obtain part of the shares necessary to settle the phase (4,000,000 shares).  The cost of the financial instrument was €34 million, equivalent to €8.41 per share.  See Note 20 to our Consolidated Financial Statements.

Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the “Performance Cash Plan”, operating under the same conditions as the Performance Share Plan is targeted at employees of Telefónica Europe.  This plan entails delivery to Telefónica Europe executives of a specific number of theoretical options in Telefónica, S.A., which are cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the value of the theoretical options, established for each phase, of the shares at the delivery date.

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

Like the Performance Share Plan, the performance rate for setting payments is measured based on the TSR of Telefónica shares with respect to the comparison group’s TSRs.  Payments will be made in line with the following criteria:

•	Below average	0%

•	Average	30%

•	Equal to or higher than the third quartile	100%

The aggregate number of options assigned to the three phases outstanding at December 31, 2009 was 412,869.

The fair value at December 31, 2009 of the options delivered in each phase in force at that time was €19.55 per option.  This value is calculated by taking our share price and including the estimated TSR and is updated at each year end.

C.    Board Practices

Please see “—Directors and Senior Management” above.

D.    Employees

Employees and Labor Relations

The table below sets forth the average number of employees at the dates indicated for the Telefónica Group during 2007, 2008 and 2009 and each of the consolidated companies of the Group which comprise our different lines of business and other consolidated subsidiaries.

	2007		2008		2009
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	37,688	35,792	35,708	35,562	35,318	35,338
Telefónica Latin America	48,844	49,946	49,990	49,849	50,709	51,606
Telefónica Europe	29,249	29,305	28,828	28,888	28,249	27,023
Subsidiaries and other companies	128,271	133,444	137,249	142,736	140,875	143,459
Total	244,052	248,487	251,775	257,035	255,151	257,426

The number of employees shown in the table above corresponds to the consolidated companies.  It is also worth highlighting the large number of employees at the various companies of the Atento Group performing call center activities included in the total numbers above, with an average of 129,885 in 2009 and 132,256 at December 31, 2009.

Of our total employees at December 31, 2009, approximately 51.8 % were women (50.8% at December 31, 2008).

Employee Benefits

We have a pension plan for our Spanish employees.  Our contribution corresponds to 4.51% of an employee’s fixed salary (for those employees who joined Telefónica de España S.A.U. before June 30, 1992 the amount is 6.87%).  The obligatory minimum employee contribution is 2.2%. This plan is fully funded.

As of December 31, 2009, 52,912 of our employees were members of the pension plan managed by our subsidiary Fonditel Entidad Gestora de Fondos y Pensiones, S.A. (54,819 employees as of December 31, 2008 and 57,675 at December 31, 2007).  The total amount contributed in 2009 by the different Telefónica Group companies was €97 million (€98 million and €95 million in 2008 and 2007 respectively).

In addition, in 2006, we approved a Management Benefits Plan (Retirement Plan) for senior executives, wholly funded by us, which complements the current pension plan.  This Management Benefits Plan envisages annual defined contributions by Telefónica equivalent to specific percentages of the executives’ fixed remuneration, in accordance with such executive’s professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of this plan.

No provision was made for this Management Benefits Plan by us, as its operation has been fully outsourced to an investment fund that is responsible for its operation.

E.     Share Ownership

At March 25, 2010, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 6,429,677 shares, representing approximately 0.141% of our capital stock.

Name	Percentage of Shares Beneficially Owned
Mr. César Alierta Izuel(1)	0.089%
Mr. Isidro Fainé Casas	0.010%
Mr. Vitalino Manuel Nafría Aznar	—
Mr. Julio Linares López	0.006%
Mr. José María Abril Pérez	—
Mr. José Fernando de Almansa Moreno-Barreda	—
Mr. Jose María Álvarez-Pallete López	0.004%
Mr. David Arculus	—
Ms. Eva Castillo Sanz	0.002%
Mr. Carlos Colomer Casellas(2)	0.001%
Mr. Peter Erskine	0.002%
Mr. Alfonso Ferrari Herrero(3)	0.013%
Mr. Luiz Fernando Furlán	—
Mr. Gonzalo Hinojosa Fernández de Angulo	0.011%
Mr. Pablo Isla Alvarez de Tejera	—
Mr. Antonio Massanell Lavilla	—
Mr. Francisco Javier de Paz Mancho	0.001%

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

(2)
On April 6, 2009, Mr. Colomer Casellas reported to the Spanish Securities Markets Commission (CNMV) the sale of 14,815 puts over Telefónica, S.A. shares, with an exercise price of €13.50, as well as the sale of 24,000 puts over Telefónica, S.A. shares with an exercise price of €12.50.  On August 6, 2009 Mr. Colomer Casellas reported to the CNMV the purchase of the above-mentioned 14,815 puts over our shares which were sold on April 6, 2009.  On August 6, 2009 he reported the sale of 33,334 puts over our shares, with an exercise price of €15 that, if exercised, must be exercised on 31 May, 2010.  On September 21, 2009 Mr. Colomer Casellas reported the purchase of the above-mentioned 24,000 puts over our shares, which were sold on April 6, 2009.

(3)
In connection with his acquisition of 485,000 shares of Telefónica S.A. made on October 11, 2007, Mr. Ferrari Herrero holds 485,000 put warrants over our shares with an exercise price of €18.48 that, if exercised, must be exercised on October 11, 2010.

At March 25, 2010, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate 878,888 of our shares, representing approximately 0.0193% of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at March 25, 2010.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at March 25, 2010.

Item 7.      Major Shareholders and Related Party Transactions

A.    Major Shareholders

General

At March 25, 2010, we had 4,563,996,485 shares outstanding, each having a nominal value of €1.00 per share. All outstanding shares have the same rights.

At March 25, 2010, according to information provided to us or to the Spanish National Securities Commission, the CNMV, beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.(1)	252,999,646	5.54%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)(2)	235,973,505	5.17%
Blackrock, Inc.(3)	177,257,649	3.88%
Capital Research and Management Company(4)	144,578,826	3.16%

(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2009 for the 2009 Annual Report on Corporate Governance.
(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2009 for the 2009 Annual Report on Corporate Governance.  The 5.16% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

(3)	According to notification sent to the Spanish National Securities Commission, the CNMV, dated February 4, 2010.
(4)	According to notification sent to the Spanish National Securities Commission, the CNMV, dated May 20, 2009.

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

At December 31, 2009, approximately 171,523,317 of our shares were held in the form of ADSs by 917 holders of record, including Cede & Co., the nominee of the Depository Trust Company.  The number of ADSs outstanding was 57,174,439 at December 31, 2009.

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

B.    Related Party Transactions

During 2009 and through the date of this Annual Report, none of our directors and no member of our management team has been involved in any related party transactions with us.

Our Board of Directors' Regulations grant the Board of Directors the exclusive power to authorize any transactions with major shareholders or with our directors.  Prior to authorizing any such transaction, our Board will receive an opinion from the Nominating, Compensation and Corporate Governance Committee addressing the fairness of the transaction to our shareholders and us.  Any of our directors that may have an interest in the proposed transaction must abstain from voting on the proposed transaction.

Two of our major shareholders are financial institutions.  We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms.  During 2009, the executed transactions were generally loans or capital markets transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Related Party Transactions with Significant Shareholders

The main transactions between Telefónica Group companies and our significant shareholders were the following:

Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries comprising its consolidated group “BBVA”:

•	Financing transactions arranged under market conditions, with approximately €531 million drawn down at December 31, 2009 (€436 million at December 31, 2008).

•	Time deposits under market conditions amounting to €878 million at December 31, 2009 (€355 million at December 31, 2008).

•	Derivative transactions arranged at market conditions, for a total nominal amount of approximately €7,824 million at December 31, 2009 (€6,930 million at December 31, 2008).

•	Guarantees granted by BBVA under market conditions for approximately €237 million at December 31, 2009 (€13 million at December 31, 2008).

•	Dividends and other benefits paid to BBVA in 2009 for €287 million (€279 million in 2008).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately €643 million drawn down at December 31, 2009 (€682 million at December 31, 2008).

•	Time deposits under market conditions amounting to €1,293 million at December 31, 2009 (€368 million at December 31, 2008).

•	Derivative transactions entered into under market conditions, for a total nominal amount of approximately €800 million in 2009. There was no amount in 2008.

•	Dividends and other benefits paid to La Caixa in 2009 for €260 million (€237 million in 2008).

•	Guarantees granted by La Caixa under market conditions for approximately €17 million at December 31, 2009 (€1 million at December 31, 2008).

•	The telecommunications services rendered by Telefónica Group companies to La Caixa group companies, under market conditions.

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

At December 31, 2009, as recorded in our parent company accounts, we loaned a total of €5,975 million (€13,594 million at December 31, 2008) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €45,280 million (€46,694 million at December 31, 2008), of which €10,767 million (€12,331 million at December 31, 2008) was loaned to us by Telefónica Europe, B.V. and €24,532 million

(€17,771 million at December 31, 2008) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, and €8,915 million (€12,671 million at December 31, 2008) was loaned to us by Telefónica Finanzas, S.A.U., our subsidiary in charge of financial support for Telefónica Group companies.

With respect to the balances with associated companies, the line item “Loans to Associates” on the consolidated statement of financial position at December 31, 2009, presents an amount of €18 million (€126 million at December 31, 2008).

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial position or solvency, regardless of the outcome.  We highlight the following unresolved legal proceedings or those underway in 2009:

Contentious proceeding in connection with the merger between Terra Networks, S.A. and Telefónica, S.A.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the prospectus of the initial public offering of shares of Terra Networks, S.A. dated October 29, 1999.  This claim was rejected by a ruling issued on September 21, 2009, and the appellants ordered to pay court costs.  This ruling was appealed on December 4, 2009.

Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine government

As a result of the enactment by the Argentine government of Public Emergency and Exchange Rules Reform Law 25,561, of January 6, 2002, Telefónica considered that the terms and conditions of the share transfer agreement approved by Decree 2332/90 (the “Transfer Agreement”) and the pricing agreement ratified by Decree 2585/91, both of which were executed by Telefónica with the Argentine government, had been affected appreciably, since the law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities.  The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso to one U.S. dollar.

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

On February 15, 2006, Telefónica de Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the Transfer Agreement pursuant to the provisions of Article 9 of Law 25,561.  Among other issues, the memorandum of understanding envisaged the suspension by Telefónica de Argentina and Telefónica for a certain period of all claims, appeals and demands planned or underway, based on events or measures taken as a result of emergency situation established by Law No. 25,561 with regard to the Transfer Agreement and the license granted to Telefónica de Argentina.

On August 21, 2009, after successive extensions of the period of suspension included in the memorandum of understanding, Telefónica and the Argentine government agreed to consider this arbitration proceeding concluded.  As a result, both parties requested the ICSID Court to suspend the proceeding, which the court agreed to on September 24, 2009.

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

Telefónica de España filed an appeal for judicial review of this decision.  On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling.  The State attorney filed an appeal to overturn the Supreme Court ruling on January 15, 2008, which Telefónica contested in July of 2008.  This court has set April 6, 2010 as the judgment date.

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

This claim was rejected by the Cologne Administrative Court.  Quam GmbH has appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Finally, Quam GmbH filed a new claim in third instance before the Federal Supreme court for Administrative Cases, which was not admitted for processing.  Quam GmbH appealed this decision on August 14, 2009, and is currently awaiting another decision by this court.

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On February 22, 2006, we were sent a statement of objections, initiating disciplinary proceedings for conduct that goes against Article 82 of EC Treaty rules.  Subsequently, on July 9, 2007, the European Commission issued a decision, imposing a fine of €152 million on us and Telefónica de España.  The ruling charged us with applying a margin squeeze between the prices we charged competitors to provide regional and national wholesale broadband services and our retail broadband prices using ADSL technology from September 2001 to December 2006.

On September 10, 2007, we and Telefónica de España both filed appeals to overturn the decision before the Court of First Instance of the European Community.  The Kingdom of Spain also lodged an appeal to overturn the decision.  Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which we have submitted our comments.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

Brasilcel, N.V. (Vivo) Group operators, together with other Brazilian wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações, or FUST for its initials in Portuguese), a fund to pay for the obligations to provide universal service, with retroactive application from 2000.  On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the appellants, preventing ANATEL’s decision from being applied.  On March 6, 2007, a ruling in favor of the mobile operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST calculation and rejecting the retroactive application of ANATEL’s decision.  ANATEL filed an appeal to overturn this decision with the Brasilia Regional Federal Court no.1.  This appeal is pending resolution.

At the same time, Telesp and Telefónica Empresas, S.A., together with other fixed line operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions.  On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in FUST taxable income and rejected the retroactive application of ANATEL’s decision.  ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.  This appeal is pending resolution.

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

Although the administrative procedure filed by Telefónica O2 Czech Republic against this resolution had yet to be resolved, in 2007 T-Mobile Czech Republic asked the Prague District Court no. 3 to enforce the decision, entailing an amount of approximately 1,859 million Czech crowns (approximately €57.3 million) of principal and interest.  The Prague District Court accepted the petition and on May 23, 2007, issued a ruling initiate the execution of against any asset of Telefónica O2 Czech Republic.  Telefónica O2 Czech Republic requested that the execution ordered by the Prague District Court 3 be limited to certain assets or be ruled inadmissible.  No definitive ruling has yet been made. Telefónica O2 Czech Republic paid approximately 2,023 million Czech crowns (approximately €82 million) to prevent a potential order of execution and to remove the preventive embargo on its assets.  Nonetheless, the procedure continued in the courts.  In April 2009, an agreement was reached between T-Mobile Czech Republic and Telefónica O2 Czech Republic that ended the procedure, whereby T-Mobile Czech Republic returned approximately 1,053 million Czech crowns (approximately €40 million) to Telefónica O2 Czech Republic. All disputes and related proceedings between T-Mobile and Telefónica O2 Czech Republic regarding interconnection fees in 2001 were terminated according to this settlement agreement. The relevant courts issued decisions on termination of all related proceedings during May and June 2009.

Public civil procedure by the Sao Paulo government against Telesp for alleged repeated malfunctioning in the services provided by Telesp requesting compensation for damages to the customers affected.

In February 3, 2009, the Public Ministry of the State of Sao Paulo initiated proceedings against Telesp for alleged repeated malfunctioning in the telecommunication services provided by Telesp.  The proceedings sought compensation for damages to the customers affected.  A general claim was filed by the Public Ministry of the State of Sao Paulo suggesting an indemnification of 1,000 million Brazilian reais, calculated on the company’s revenue base over the last five years.  Telesp’s potential responsibility will only be known in the calculation and enforcement of the award by affected consumers.

This proceeding was suspended via resolution dated November 5, 2009, for a period of 90 days, to assess the proposed agreement being negotiated between the parties.  As no agreement was reached, the suspension was lifted and the procedure remains in the courts. It is not currently possible to evaluate the amount involved in this lawsuit.

Tax proceedings.

For information on legal proceedings related to tax matters, see Note 17 to our Consolidated Financial Statements.

Dividend information and shareholders’ return

Dividend background

The table below sets forth the annual cash dividends declared per share and the year to which such dividends correspond.  Generally, the dividend for a given year is paid in two tranches, one in the second-half of the relevant year and the other during the first half of the following year.

Year ended December 31,	Cash dividends per share
(euro)
2009(1)	1.15
2008	1.00
2007	0.75
2006	0.60
2005(2)	0.52

(1)
On January 28, 2009, our Board of Directors approved a proposal to increase the dividend for 2009 to a total amount of €1.15 per share, to be payable in two tranches.  In accordance with this, a cash dividend of €0.50 per share was paid on November 11, 2009, charged against unrestricted reserves.  In addition, the appropriate corporate resolutions will be passed during 2010 to complete the committed dividend payment for 2009.

(2)
This amount includes a cash dividend of €0.27 per share paid on November 11, 2005 and charged against share premium.  Additionally, there was a distribution on June 2005 of our treasury stock among our shareholders in the proportion of one share for every 25 shares held, also charged against share premium.

At our Seventh Investor Conference held on October 10, 2009, in Madrid, we announced a proposal to distribute a dividend of €1.40 per share for 2010.  This dividend will be payable in two tranches.  Additionally, we announced that we had set as a target to increase, up to a minimum of €1.75 per share, the dividend for 2012.

Payments of any future dividends will be dependent on our results of operations, liquidity and capital resources and market conditions at the time, all of which may be influenced by a variety of factors.  See “Cautionary Statement Regarding Forward-Looking Statements”.

Treasury shares and share buyback program

We held the following Telefónica, S.A. shares as treasury shares at the dates indicated:

	Number of shares	Acquisition price (euro per share)	Trading price (1) (euro per share)	Market value(2) (in millions of euros)	Percentage of our capital stock (3)
Treasury shares at December 31, 2009	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at December 31, 2008	125,561,011	16.68	15.85	1,990	2.66867%
Treasury shares at December 31, 2007	64,471,368	16.67	22.22	1,433	1.35061%

(1)	Closing price of our shares on the Automated Quotation System of the Spanish stock exchange at the indicated dates.

(2)	Market value is calculated as trading price times number of shares held on treasury at the indicated dates.

(3)	Calculated using capital stock at each date.

Telefónica S.A. is the only Group company which owns any Telefónica, S.A. shares.

The following transactions involving treasury shares were carried out in 2008 and 2009:

Number of shares
Treasury shares at December 31, 2009	6,329,530
Acquisitions	65,809,222
Share exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Performance Share Plan	(3,309,968)
Share cancellation	(141,000,000)
Treasury shares at December 31, 2008	125,561,011
Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)
Treasury shares at December 31, 2007	64,471,368

The amount paid to acquire Telefónica, S.A. shares in 2009 was €1,005 million (€2,225 million in 2008).

At December 31, 2009, we held call options on 150 million Telefónica, S.A. shares.  At December 31, 2008, we held put options on 6 million Telefónica, S.A. shares.

On February 27, 2008, and within our shareholder remuneration policy, our Board of Directors announced the launching of a new 2008 share buyback program for a total amount of 100 million Telefónica, S.A. shares.  On October 13, 2008, we announced an increase in the program size by 50%, implying the acquisition of 50 million shares in addition to the 100 million shares already bought since the beginning of 2008.  At March 31, 2009, we completed the second tranche of the program.  Therefore the share buyback program for a total amount of 150 million shares was concluded.

In accordance with our commitment to cancel the shares purchased as part of share buyback programs, our annual general shareholders’ meeting held on April 22, 2008, approved the reduction of our share capital by €68,500,000, by cancelling 68,500,000 shares of treasury stock.  This capital reduction was completed in July 2008.

Further, our annual general shareholders’ meeting held on June 23, 2009 approved the reduction of our share capital by the amount of €141,000,000 by means of the cancellation of 141,000,000 shares of our treasury stock. This capital reduction was completed in December 2009.  This capital reduction required us to amend Article 5 of our bylaws, relating to share capital, which as of the date of this Annual Report stands at €4,563,996,485, made up of an equal number of ordinary shares, all of a single series and with a nominal value of €1.00 per share, totally paid in.

Item 9.   The Offering and Listing

A.    Offer and Listing Details

General

Our ordinary shares, nominal value €1.00 each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF”.  They are also listed on various foreign exchanges such as the London, Buenos Aires and Tokyo stock exchanges. Our BDRs are listed on the São Paulo Stock Exchange.  Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share (in euros)		Per ADS (in dollars)
	High	Low	High	Low
Year ended December 31, 2005	14.560	12.320	56.63	43.41
Year ended December 31, 2006	16.400	11.920	64.91	44.34
Year ended December 31, 2007	23.260	15.200	103.11	60.44
Year ended December 31, 2008	22.780	12.730	101.92	47.65
Year ended December 31, 2009	19.750	13.690	89.08	51.73
Quarter ended March 31, 2008	22.780	17.890	101.92	82.18
Quarter ended June 30, 2008	19.540	16.760	91.87	78.79
Quarter ended September 30, 2008	17.950	15.990	83.26	72.02
Quarter ended December 31, 2008	17.350	12.730	72.74	47.65
Quarter ended March 31, 2009	16.420	13.690	68.09	51.73
Quarter ended June 30, 2009	16.250	14.410	68.66	56.29
Quarter ended September 30, 2009	19.060	15.605	84.03	65.37
Quarter ended December 31, 2009	19.750	18.480	89.08	80.63
Month ended September 30, 2009	19.060	17.210	84.03	73.58
Month ended October 31, 2009	19.340	18.480	86.81	80.63
Month ended November 30, 2009	19.650	18.755	88.51	83.33
Month ended December 31, 2009	19.750	19.040	89.08	82.13
Month ended January 31, 2010	19.820	17.275	85.65	71.60
Month ended February 28, 2010	17.500	16.440	73.01	67.58
Month ended March 31, 2010 (through March 23, 2010)	18.065	17.470	73.99	70.87

Source: Madrid Stock Exchange Information and Bloomberg.

On March 23, 2010, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €17.750 per share, equal to $24.02 at the Noon Buying Rate on March 19, 2010 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”.  Citibank, N.A. is the Depositary issuing ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the deposit agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as further amended as of June 23, 2000 and as of March 9, 2007 among Telefónica, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”).  Each ADS represents the right to receive three shares.

At December 31, 2009, approximately 171,523,317 of our shares were held in the form of ADSs by 917 holders of record, including Cede & Co., the nominee of The Depository Trust Company.  The number of ADSs outstanding was 57,174,439 at December 31, 2009.

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

On July 4, 2009, Law 3/2009, regarding structural modifications on Spanish Corporations (Ley 3/2009, de 3 de abril, sobre modificaciones estructurales de las sociedades mercantiles) came into force, modifying  the maximum threshold established in the Spanish Corporation Act as to the number of treasury shares held by listed companies and their subsidiaries from 5%  up to 10% of their total capital outstanding.

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2009, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

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

B.    Memorandum and Articles of Association

Our bylaws (estatutos) have been amended as our share capital was reduced in December 2009.  According to this amendment, article 5 was amended to reflect this change as follows:

1.      The share capital is €4,563,996,485, represented by 4,563,996,485 ordinary shares in a single series and with a nominal value of one euro each, which have been fully paid up.

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

Description of Our Capital Stock

Description of share capital

At Mach 25, 2010, our issued share capital consisted of 4,563,996,485 ordinary registered shares with a nominal value of €1.00 each.  Pursuant to the resolution adopted by our shareholders at their annual general meeting, in June 2009, the Board of Directors was authorized to execute a capital reduction by the amount of €141,000,000, by means of the cancellation of 141,000,000 Telefónica S.A. shares held as treasury shares.  The Board of Directors on December 16, 2009 resolved to execute the capital reduction by the cancellation of Telefónica S.A. shares held as treasury shares thereby reducing our share capital by €141,000,000 to € 4,563,996,485, made up of an equal number of ordinary shares.

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

C.    Material Contracts

Material Contracts Related to Our Investment in Telecom Italia

On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”), made up of Assicurazioni Generali S.p.A. (“Generali”), Sintonia S.A.(“Sintonia”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) and Mediobanca S.p.A. (“Mediobanca”), entered into a co-investment agreement, or the Co-Investment Agreement, to establish the terms and conditions for our participation in what is now Telco.  Through Telco, on October 23, 2007, we and the Italian Investors purchased the entire share capital of Olimpia S.p.A., or Olimpia, which held approximately 18% of the ordinary share capital of Telecom Italia.  As of the date of this Annual Report, the Italian Investors hold a total of 57.7% of Telco’s share capital and we hold the remaining 42.3%.

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

Pursuant to the Shareholders’ Agreement, we entered into an option agreement, or the Option Agreement, with Telco on November 6, 2007, which provides that, in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Italia shares or Olimpia shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by a simple majority resolution according to the procedure specifically provided for by the Shareholders’ Agreement and we are a dissenting party, then we will have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Italia shares or the Olimpia shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such Telecom Italia shares or Olimpia shares.

On December 10, 2007, an agreement was reached to merge Olimpia into Telco, as a result of which Telco’s entire stake in the voting shares of Telecom Italia (23.6%) became a direct stake.  In March 2008, Telco acquired

121.5 million additional shares of Telecom Italia, equivalent to 0.9% of its share capital, bringing its total direct interest to 24.5% of Telecom Italia voting shares.

On October 28, 2009 Sintonia requested, pursuant to the Shareholders Agreement, the non-proportional de-merger of Telco, with the withdrawal of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia shares held by Telco representing approximately 2.06% of Telecom Italia’s share capital).  The terms of Sintonia’s exit were approved on November 26, 2009, and the transaction closed on December 22, 2009.  Upon Sintonia’s exit, Telco’s interest in Telecom Italia was reduced to 22.4% of Telecom Italia’s share capital.  At the same time, our stake in Telco increased from 42.3% to 46.18%, thereby allowing us to maintain our indirect interest in Telecom Italia at 10.49% of Telecom Italia’s voting rights (7.21% of the dividend rights).

On October 28, 2009 Telco investors, other than Sintonia, entered into an agreement, or the Renewal Agreement, through which they agreed (i) not to request the non-proportional de-merger of Telco with the withdrawal of their corresponding share of Telecom Italia shares held by Telco at that time (as was previously done by Sintonia) and (ii) to extend and modify the Shareholders Agreement, which we refer to as the “Renewal Agreement”, for an additional term of three years until April 27, 2013 (effective as of April 28, 2010) substantially on the same terms and conditions, except to provide (a) that the right of Telco’s investors to request the non-proportional de-merger of Telco will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011.  On the same date and in connection with the Renewal Agreement, separately, we entered into an Amendment Deed to the Call Option Agreement with Telco (i) to extend the term of the Option Agreement to coincide with the expiration date of the Renewal Agreement and (ii) to exempt certain transactions regarding the Telecom Italia shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to the Renewal Agreement.

On January 11, 2010, Telco arranged a €1,300 million loan with Intesa Sanpaolo, Mediobanca, Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with the Telecom Italia shares held by Telco.  The lending banks have granted Telco shareholders, including ourselves, a call option on the Telecom Italia shares that they may be entitled to receive as a result of the potential execution of the pledge.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders, including ourselves, Intesa Sanpaolo and Mediobanca for approximately €902 million, and a bank bridge loan granted by Intesa Sanpaolo and Mediobanca for the remaining €398 million.

The financing from the bridge loans described above was cancelled with the proceeds of a bond issuance subscribed by Telco’s shareholders, on a pro rata basis in accordance with their interests in Telco, on February 19, 2010 for an aggregate principal amount of €1,300 million.  Our subscription amounted to an aggregate principal amount of €600 million.

Material Contract Related to Our Investment in China Unicom

On September 6, 2009, Telefónica and China Unicom entered into a subscription agreement, or the Subscription Agreement, pursuant to which each party conditionally agreed to invest the equivalent of $1 billion in the other party through the acquisition of shares in the other party.  Moreover, both parties entered into a strategic alliance agreement which provides for, among other areas for cooperation, joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provisions of service to multinational customers, roaming, research and development, sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution, joint participation in international alliances and exchanges of senior management.

On October 21, 2009, the mutual share exchange pursuant to the Subscription Agreement was implemented through the subscription by Telefónica Internacional of 693,912,264 newly issued shares of China Unicom and a contribution in kind to China Unicom of 40,730,735 shares of Telefónica.

Following the completion of the transaction, we increased our share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of our voting share capital at that date.  Subsequently, after a capital reduction carried out by China Unicom, we reached a shareholding equivalent to 8.37% of the company’s voting share capital.

Under the Subscription Agreement, we agreed with China Unicom that for a period of one year from completion of the acquisition of the mutual share exchange, we shall not, directly or indirectly, sell, transfer or dispose of any of the China Unicom shares held, directly or indirectly, by us or any of our subsidiaries (save for the transfer of such shares to any member of the Telefónica group).  China Unicom has made an analogous undertaking with respect to its participation in our share capital.

In addition, subject to Telefónica or any of its subsidiaries holding in aggregate, directly or indirectly, not less than 5% of the issued share capital of China Unicom from time to time and to the extent not prohibited under applicable law, the articles of association of China Unicom and the Hong Kong Listing Rules, we shall be entitled to nominate one representative to the Board of Directors of China Unicom.

Finally, with effect from completion, and for so long as the strategic alliance agreement is in effect, China Unicom shall not (i) offer, issue or sell any significant number of its ordinary shares (including those held in treasury by the company itself, if any), or any securities convertible into or other rights to subscribe for or purchase a significant number of China Unicom’s ordinary shares (including those held in treasury by the company itself, if any), to any of our current major competitors or (ii) make any significant investment, directly or indirectly, in any of our current major competitors.  We have made similar undertakings.

The strategic alliance agreement between the parties terminates on the third anniversary and automatically renews thereafter for one year terms, subject to either party’s right to terminate on six month’s notice.  Also, the strategic alliance agreement may be terminated by China Unicom if we sell our shares in China Unicom causing it to own less than 5% of the issued share capital of China Unicom or by us if China Unicom sells our shares and ceases to own at least 0.5% of our issued share capital.  In addition, the strategic alliance agreement is subject to termination in the event either party is in default and automatically terminates on a change in control of China Unicom.

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

At December 31, 2008, we held 125,561,011 shares of treasury stock, representing 2.66867% of our capital stock.  At December 31, 2009, we held 6,329,530 shares of treasury stock, representing 0.13868% of our capital stock.  As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003.  For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs”.

The Spanish Corporations Law prohibits the purchase by us and our subsidiaries of shares in the secondary market except in the following limited circumstances:

•
the purchase of shares must be authorized by a general meeting of our shareholders and, in the case of a purchase of shares by a subsidiary, also by a general meeting of shareholders of the subsidiary;

•	the shares so purchased have no economic or voting rights while held by us and have no voting rights while held by our subsidiaries;

•	the purchaser must create reserves equal to the purchase price of any shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company; and

•	the total number of shares held by us and our subsidiaries may not exceed 10% of our total capital.

Any acquisition of our shares exceeding, or that causes us and our subsidiaries’ holdings to exceed, 1% of our voting rights must be reported to the CNMV.

At our annual general shareholders meeting held on June 23, 2009, our shareholders extended their prior authorization to the Board of Directors to acquire our shares for an additional 18 months from the date of such meeting.  The authorization also applies to companies under our control.  Pursuant to the authorization, the aggregate nominal value of our shares held by us or any of our subsidiaries cannot exceed the limit established by applicable laws (which is, as of the date of this Annual Report, 10% of our outstanding capital).

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

Preemptive Rights and Increases of Share Capital

Pursuant to the Spanish Corporations Law, shareholders have preemptive rights to subscribe for any new shares and for bonds convertible into shares.  Such rights may not be available under special circumstances if waived by a resolution passed at a general meeting of shareholders in accordance with Article 159 of the Spanish Corporations Law, or the Board of Directors, if authorized.  Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration.  Such rights:

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

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

Spanish Tax Considerations

Taxation of dividends

Under Spanish law, dividends paid by Telefónica to U.S. Holders of ordinary shares or ADSs are subject to Spanish Non-Resident Income Tax, withheld at source, currently at an 19% tax rate. For these purposes, upon distribution of the dividend, Telefónica or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the general withholding tax rate of 19%).

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

Taxation of capital gains

As of January 1, 2010, the rate applicable to capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain is 19% under Spanish law.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at an 19% tax rate on the fair market value of the shares as a capital gain. If the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value added tax. Additionally, no stamp tax will be levied on such transfers.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Telefónica does not maintain calculations of its earnings and profits under U.S. federal income tax principles it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Certain pro rata distributions of shares to all shareholders (including ADS holders) are not generally subject to tax.

Spanish income taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Spanish Tax Considerations—Taxation of dividends” above for a discussion of how to obtain the applicable treaty rate. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including the Spanish taxes) in computing its taxable income, subject to generally applicable limitations.  An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions o the United States.  The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2009 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year.  If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of a share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS.  The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability.  The same treatment would apply to any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs.

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

We seek to actively manage these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, our income statement and, to a lesser extent, part of the value of our investments.  In this way, we attempt to protect our solvency, facilitate financial planning and take advantage of investment opportunities.

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

For a more detailed description on quantitative and qualitative disclosures about market risks see Note 16 to our Consolidated Financial Statements.

Item 12.     Description of Securities Other Than Equity Securities

D.    American Depositary Shares

The Depositary of our ADR program is Citibank, N.A., and the address of its principal executive office is 388 Greenwich Street, 14th Floor, New York, New York 10013.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”.  Each ADS represents the right to receive three shares of capital stock of €1.00 nominal value each, of Telefónica, S.A.  The Depositary issues ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

Under the terms of the Deposit Agreement, as of the date of this Annual Report, an ADS holder may have to pay the following services fees to the Depositary.

Category	Depositary Actions	Associated Fee / By Whom Paid
(a) Depositing or substituting the underlying shares	Issuance of ADSs upon the deposit of shares	Up to U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)(1)

(b) Receiving or distributing dividends
Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs

Up to U.S.$5.00 for each 100 ADSs (or portion thereof) held (in the case of cash distributions, deducted from the relevant distribution; in the case of all other distributions, billed to the relevant holder)(2)

(c) Selling or exercising rights	Distribution or sale of securities	Up to U.S.$5.00 for each 100 ADSs (or portion thereof) held (billed to the relevant holder)

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)(1)

Category	Depositary Actions	Associated Fee / By Whom Paid
(e) Transferring, splitting or grouping receipts	Transfers	Up to U.S.$1.50 per ADS so presented (charged to person presenting certificate for transfer)

(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Up to U.S.$5.00 for each 100 ADSs (or portion thereof) held on the applicable record date (billed to person holding ADSs on applicable record date established by the Depositary)(2)

(g) Expenses of the Depositary
Certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges in connection with:

•      compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

•      the Depositary or its custodian’s compliance with applicable law, rule or regulation;

•      stock transfer or other taxes and other governmental charges;

•      cable, telex, facsimile transmission/delivery;

•      expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency);

•      any other charge payable by Depositary or its agents.
Expenses payable at the sole discretion of the Depositary (billed or deducted from cash distributions to person holding ADSs on applicable record date established by the Depositary)

(1)
In the case of ADSs issued by the Depositary into The Depository Trust Company (“DTC”) or presented to the Depositary via DTC, the ADS issuance and cancellation fees will be payable to the Depositary by DTC Participant(s) receiving the ADSs from the Depositary or the DTC Participant(s) surrendering the ADSs to the Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC Participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time.

(2)
For ADSs held through DTC, the Depositary fees for distributions other than cash and the Depositary service fee are charged by the Depositary to the DTC Participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC Participants in turn charge the amount of such fees to the beneficial owners for whom they hold ADSs.

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and on going SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc).  The Depositary has covered all such expenses incurred by us during 2009 for an amount of $2,283,245.  The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice estimated to total $125,000.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2009.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on its assessment and those criteria, Telefónica management believes that, at December 31, 2009 Telefónica’s internal control over financial reporting is effective.

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

Item 16.      [Reserved]

Item 16A.   Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Antonio Massanell Lavilla meets the requirements of an “audit committee financial expert” as defined by the SEC.

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

Item 16C.   Principal Accountant Fees and Services

The expenses accrued in respect of the fees for services rendered in 2008 and 2009 of various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to €24.45 million and €24.07 million, respectively.

The detail of these amounts is as follows:

	Year ended December 31,
	2008	2009
	(in millions of euros)
Audit services (1)	22.79	22.62
Audit-related services (2)	1.65	1.40
Tax services (3)	—	0.01
All other services (4)	0.01	0.04
Total Fees	24.45	24.07

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

(3)	Tax services: services included under this heading are related to a tax compliance.

(4)	All other services: services included under this heading relate to training.

The above includes expenses accrued in respect of certain fees of fully and proportionately consolidated Telefónica Group companies.  A total of €1.39 million and €1.17 million corresponding to 50% of the expenses accrued in respect of the fees of proportionally consolidated companies were included in 2008 and 2009, respectively.

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

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Year ended December 31, 2009
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)(2)
January 1 to January 31	12,059,322	14.69	12,059,322
February 1 to February 28	2,000,000	14.24	2,000,000
March 1 to March 31	8,375,000	14.69	8,375,000
April 1 to April 30	2,550,000	14.84	—
May 1 to May 31	1,000,000	14.88	—
June 1 to June 30	6,825,000	15.60	—
July 1 to July 31	12,300,000	10.52	—
August 1 to August 31	1,600,000	17.08	—
September 1 to September 30	7,400,000	18.69	—
October 1 to October 31	8,499,900	18.95	—
November 1 to November 30	1,250,000	18.84	1,250,000
December 1 to December 31	1,950,000	19.46	1,106,597
Total	65,809,222	16.04	24,790,919

(1)	The number of shares of treasury stock at December 31, 2009 amounted to 6,329,530 (125,561,011 at December 31, 2008).

(2)
As part of our shareholder remuneration policy, in 2008, we announced plans to buy back up to 150 million of our shares, which we concluded in the first quarter of 2009.  For a further description of our share buyback programs, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs”.  We managed the share price risk of our share buyback programs by setting the timetable for execution in accordance with the pace of cash flow generation, the share price and other market conditions, and subject to any applicable limitations established by law, regulations or our bylaws.

In addition, a maximum of 2,356,597 shares could be assigned for the fourth phase (Start Date: July 1, 2009) of the Performance Share Plan.

For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Share Price Risk”.

Item 16F.    Change in Registrant’s Certifying Accountant

During the years ended December 31, 2008 and 2009 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.  For each of the years ended December 31, 2008 and 2009, Ernst & Young S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Non-Executive Director Meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present and Telefónica must disclose a method for any interested parties to communicate directly with the non-executive directors.  As a group, our non-executive directors do not meet formally without management present.  Nevertheless, every committee of the Board of Directors is composed exclusively of non-executive directors (other than the Innovation Committee, which includes Julio Linares, one of our executive directors), thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

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

Item 18.      Financial Statements

Please see pages F-1.1 through F-122.

Item 19.      Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
4.1	Shareholders’ Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.*
4.2	Co-investment Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.*
4.3	Call Option Agreement, dated November 6, 2007, between Telefónica, S.A. and Telco**
4.4	Amendment to the Shareholders’ Agreement and Bylaws, dated November 19, 2007 among Telefónica S.A., Generali, Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.**
4.5
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ***

4.6	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. ***
4.7	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited****
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix V thereto)
11.1	Code of Ethics (“Telefónica Business Principles”)
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Santiago Fernández Valbuena, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

**	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.

***	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 23, 2009.

****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.

We agree to furnish to the SEC upon request, copies of the instruments defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFÓNICA, S.A.

By:	/s/ César Alierta Izuel
	Name:	César Alierta Izuel
	Title:	Chairman and Chief Executive Officer

TELEFÓNICA, S.A.

By:	/s/ Santiago Fernández Valbuena
	Name:	Santiago Fernández Valbuena
	Title:	Chief Financial Officer

Date:  March 26, 2010

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE

TELEFÓNICA GROUP

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 18, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain
March 18, 2010

  F-1.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain
March 18, 2010

 F-1.2

TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31

(MILLIONS OF EUROS)

ASSETS	NOTE	2009	2008

A) NON-CURRENT ASSETS		84,311	81,923

Intangible assets	(Note 6)	15,846	15,921
Goodwill	(Note 7)	19,566	18,323
Property, plant and equipment	(Note 8)	31,999	30,545
Investment properties		5	1
Investments in associates	(Note 9)	4,936	2,777
Non-current financial assets	(Note 13)	5,988	7,376
Deferred tax assets	(Note 17)	5,971	6,980

B) CURRENT ASSETS		23,830	17,973

Inventories		934	1,188
Trade and other receivables	(Note 11)	10,622	9,315
Current financial assets	(Note 13)	1,906	2,216
Tax receivables	(Note 17)	1,246	970
Cash and cash equivalents	(Note 13)	9,113	4,277
Non-current assets held for sale		9	7

TOTAL ASSETS (A + B)		108,141	99,896

EQUITY AND LIABILITIES	NOTE	2009	2008

A) EQUITY		24,274	19,562

Equity attributable to equity holders of the parent		21,734	17,231
Non-controlling interests	(Note 12)	2,540	2,331

B) NON-CURRENT LIABILITIES		56,931	55,202

Non-current interest-bearing debt	(Note 13)	47,607	45,088
Non-current trade and other payables	(Note 14)	1,249	1,117
Deferred tax liabilities	(Note 17)	3,082	3,576
Non-current provisions	(Note 15)	4,993	5,421

C) CURRENT LIABILITIES		26,936	25,132

Current interest-bearing debt	(Note 13)	9,184	8,100
Current trade and other payables	(Note 14)	14,023	13,651
Current tax payables	(Note 17)	2,766	2,275
Provisions	(Note 15)	963	1,106

TOTAL EQUITY AND LIABILITIES (A+B+C)		108,141	99,896

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of financial position

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2009	2008	2007

Revenue from operations	(Note 19)	56,731	57,946	56,441
Other income	(Note 19)	1,645	1,865	4,264
Supplies		(16,717)	(17,818)	(17,907)
Personnel expenses		(6,775)	(6,762)	(7,893)
Other expenses	(Note 19)	(12,281)	(12,312)	(12,081)
Depreciation and amortization	(Note 19)	(8,956)	(9,046)	(9,436)

OPERATING INCOME		13,647	13,873	13,388

Share of profit (loss) of associates	(Note 9)	47	(161)	140

Finance income		814	827	703
Exchange gains		3,085	6,189	4,645
Finance costs		(3,581)	(3,648)	(3,554)
Exchange losses		(3,625)	(6,165)	(4,638)

Net financial expense	(Note 16)	(3,307)	(2,797)	(2,844)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		10,387	10,915	10,684

Corporate income tax	(Note 17)	(2,450)	(3,089)	(1,565)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		7,937	7,826	9,119

Profit after tax from discontinued operations	(Note 18)	-	-	-
PROFIT FOR THE YEAR		7,937	7,826	9,119

Non-controlling interests	(Note 12)	(161)	(234)	(213)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		7,776	7,592	8,906

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	1.71	1.63	1.87
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1.71	1.63	1.87

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated income statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Year ended December 31
(MILLIONS OF EUROS)	2009	2008	2007

Profit for the year	7,937	7,826	9,119

Other comprehensive income

Gain (loss) on measurement of available-for-sale investments	638	(1,167)	(75)
Reclassification of (losses) gains included in the income statement	(4)	(142)	107
Income tax impact	(105)	281	24
	529	(1,028)	56

(Losses) gains on hedges	(794)	1,302	875
Reclassification of (losses) gains included in the income statement	(77)	50	17
Income tax impact	262	(402)	(292)
	(609)	950	600

Translation differences	1,982	(4,051)	(1,375)

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(189)	(182)	54
Income tax impact	53	55	(17)
	(136)	(127)	37

Share of income (loss) recognized directly in equity of associates	233	(59)	(3)
Income tax impact	2	(13)	(11)
	235	(72)	(14)

Total other comprehensive income	2,001	(4,328)	(696)

Total comprehensive income recognized in the year	9,938	3,498	8,423

Attributable to:
Equity holders of the parent	9,418	3,612	8,158
Non-controlling interests	520	(114)	265
	9,938	3,498	8,423

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of comprehensive income

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (MILLIONS OF EUROS)	Attributable to equity holders of the parent
	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available-for-sale investments	Hedges	Equity of associates	Translation differences	Total	Non-controlling interests	Total equity
Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562
Profit for the year	-	-	-	-	-	7,776	-	-	-	-	7,776	161	7,937
Other comprehensive income (loss)	-	-	-	-	-	(136)	527	(609)	235	1,625	1,642	359	2,001
Total comprehensive income						7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid (Note 12)	-	-	-	-	-	(4,557)	-	-	-	-	(4,557)	(295)	(4,852)
Hyperinflation restatement to 01/01/09										613	613	-	613
Net movement in treasury shares	-	-	-	-	(656)	-	-	-	-	-	(656)	-	(656)
Acquisitions and disposals of Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(122)	(122)
Capital reduction (Note 12)	(141)	-	-	-	2,308	(2,167)	-	-	-	-	-	-	-
Other movements	-	-	-	(15)	-	(300)	-	-	-	-	(315)	106	(209)
Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855
Profit for the year	-	-	-	-	-	7,592	-	-	-	-	7,592	234	7,826
Other comprehensive income (loss)	-	-	-	-	-	(127)	(1,023)	950	(72)	(3,708)	(3,980)	(348)	(4,328)
Total comprehensive income						7,465	(1,023)	950	(72)	(3,708)	3,612	(114)	3,498
Dividends paid (Note 12)	-	-	-	-	-	(4,165)	-	-	-	-	(4,165)	(333)	(4,498)
Net movement in treasury shares	-	1,074	-	-	(3,151)	(232)	-	-	-	-	(2,309)	-	(2,309)
Acquisitions and disposals of Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(42)	(42)
Capital reduction (Note 12)	(68)	(1,136)	-	-	1,204	-	-	-	-	-	-	-	-
Other movements	-	-	-	(8)	-	(24)	-	-	-	-	(32)	90	58
Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Financial position at December 31, 2006	4,921	2,869	984	1,358	(329)	5,717	401	(137)	(130)	1,524	17,178	2,823	20,001
Profit for the year	-	-	-	-	-	8,906	-	-	-	-	8,906	213	9,119
Other comprehensive income (loss)	-	-	-	-	-	37	56	600	(14)	(1,427)	(748)	52	(696)
Total comprehensive income						8,943	56	600	(14)	(1,427)	8,158	265	8,423
Dividends paid (Note 12)	-	-	-	-	-	(3,077)	-	-	-	-	(3,077)	(324)	(3,401)
Net movement in treasury shares	-	(13)	-	-	(2,105)	(13)	-	-	-	-	(2,131)	-	(2,131)
Acquisitions and disposals of Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(95)	(95)
Capital reduction (Note 12)	(148)	(2,054)	-	-	2,202	-	-	-	-	-	-	-	-
Other movements	-	(280)	-	(1,178)	-	1,455	-	-	-	-	(3)	61	58
Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of changes in equity.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2009	2008	2007
Cash flows from operating activities

Cash received from customers		67,358	69,060	67,129
Cash paid to suppliers and employees		(46,198)	(48,500)	(47,024)
Dividends received		100	113	124
Net interest and other financial expenses paid		(2,170)	(2,894)	(3,221)
Taxes paid		(2,942)	(1,413)	(1,457)

Net cash from operating activities	(Note 23)	16,148	16,366	15,551

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		242	276	198
Payments on investments in property, plant and equipment and intangible assets		(7,593)	(7,889)	(7,274)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		34	686	5,346
Payments on investments in companies, net of cash and cash equivalents acquired		(48)	(2,178)	(2,798)
Proceeds on financial investments not included under cash equivalents		6	31	14
Payments made on financial investments not included under cash equivalents		(1,411)	(114)	(179)
Interest (paid) received on cash surpluses not included under cash equivalents		(548)	76	74
Government grants received		18	11	27

Net cash used in investing activities	(Note 23)	(9,300)	(9,101)	(4,592)

Cash flows from financing activities

Dividends paid	(Note 12)	(4,838)	(4,440)	(3,345)
Transactions with equity holders		(947)	(2,241)	(2,152)
Proceeds on issue of debentures and bonds	(Note 13)	8,617	1,317	4,209
Proceeds on loans, borrowings and promissory notes		2,330	3,693	6,658
Cancellation of debentures and bonds	(Note 13)	(1,949)	(1,167)	(1,756)
Repayments of loans, borrowings and promissory notes		(5,494)	(4,927)	(13,039)

Net cash flow used in financing activities	(Note 23)	(2,281)	(7,765)	(9,425)

Effect of foreign exchange rate changes on collections and payments		269	(302)	(261)

Effect of changes in consolidation methods and other non-monetary effects		-	14	-

Net increase (decrease) in cash and cash equivalents during the period		4,836	(788)	1,273

CASH AND CASH EQUIVALENTS AT JANUARY 1		4,277	5,065	3,792

CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	9,113	4,277	5,065

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		4,277	5,065	3,792
Cash on hand and at banks		3,236	2,820	2,375
Other cash equivalents		1,041	2,245	1,417

BALANCE AT DECEMBER 31	(Note 13)	9,113	4,277	5,065
Cash on hand and at banks		3,830	3,236	2,820
Other cash equivalents		5,283	1,041	2,245

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of cash flow

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2009

(1)	BACKGROUND AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “Telefónica”, or “the Group”) operating mainly in the telecommunications, media and contact center industries.

The parent company of this Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at Gran Vía 28, Madrid (Spain).

Appendix V lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their corporate purpose, country, functional currency, share capital, the Telefónica Group’s effective shareholding and their method of consolidation.

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

The Telefónica Group follows a regional, integrated management model through three business areas defined by the geographical markets in which it operates, and with an integrated view of the wireline and wireless businesses:

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

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group,  whose individuals financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) which do not differ for the purposes of the Telefónica Group from IFRS as adopted by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2009, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2009 were prepared by the Company’s Board of Directors at its meeting on February 24, 2010 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2009 include the consolidated statement of financial position at December 31, 2008 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the years ended December 31, 2008 and 2007.

Comparative information and main changes in the consolidation scope

The accompanying consolidated statements of comprehensive income and consolidated statements of changes in equity for the year ended December 31, 2009 are presented in accordance with the amendment to IAS 1 “Revised Presentation of Financial Statements” (see Note 3.s). Accordingly, the information presented for the years ended December 31, 2008 and 2007 has been adapted to such amendment, and, therefore, differs, on a presentation basis, from the information contained in the approved 2008 and 2007 consolidated financial statements.

The main changes in the consolidation scope affecting comparability of the consolidated information for 2009 and 2008 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2007) are as follows:

2009

a)	Classification of Venezuela as a hyperinflationary economy

Throughout 2009 and in the first days of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees, as well as the recovery of its financial investments in that country. Within these factors it is worth highlighting the level of inflation reached in 2009 and the cumulative inflation over the last three years; the restrictions to the official foreign exchange market and, finally, the devaluation of the Bolivar fuerte on January 8, 2010 (see Note 24).

As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009. The main implications of this are as follows:

•	That the 2008 figures should not be restated.

•	Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year to reflect the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is reflected in the translation differences at the beginning of the 2009 financial year.

•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).

•
The various components of the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and a reconciling item in the statement of cash flows, respectively.

•
All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate, which at December 31, 2009 was 2.15 Bolivares fuertes per dollar (3.1 Bolivares fuertes per euro).

The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the items mentioned above are as follows:

Millions of euros
Revenue	267
Operating income excluding the impact of depreciation and amortization cost	64
Net profit	(548)
Translation differences	1,224
Impact on equity	676

b)	Tax amortization of goodwill

In December 2007, the European Commission opened an investigation involving the Kingdom of Spain with respect to the potential consideration as state aid of the tax deduction for the tax basis amortization of goodwill generated on certain foreign investments under the provisions of article 12.5 of the revised Spanish corporate income tax law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.

In the case of the Telefónica Group, as a result of this uncertainty the Company deemed it necessary to recognize a liability as the deduction was applied in the consolidated financial statements until the investigation was concluded.

In December 2009, the text of the European Commission’s decision regarding the investigation was released, which deems the deduction as state aid. Investments made prior to December 21, 2007 (as is the case for the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, S.A., ESP and Telefónica O2 Czech Republic, a.s.) are not affected by this decision. As a result of this decision, and considering the corporate structure of these investments, the consolidated income statement of the Telefónica Group for the year ended December 31, 2009 reflects a lower income tax expense due to the reversal of this liability in an amount of 591 million euros.

c)	Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement

On September 6, 2009, Telefónica and the Chinese telecommunications company, China Unicom (Hong Kong) Limited (“China Unicom”) entered into a wide strategic alliance which includes, among others, the areas of: the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.

In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement through which each party agreed to invest the equivalent of 1,000 million US dollars in ordinary shares of the other party.

On October 21, 2009, the mutual share exchange was implemented through the subscription by Telefónica, S.A., through its wholly owned subsidiary Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by a contribution in kind to China Unicom of 40,730,735 shares of Telefónica, S.A. (see Note 12).

Following the completion of the transaction, Telefónica increased its share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after a capital reduction carried out by China Unicom, the Telefónica Group reached a shareholding equivalent to 8.37% of the company’s voting share capital.

The investment in China Unicom is now included in the consolidation scope under the equity method. The total amount of this investment at December 31, 2009 amounts to 2,301 million euros.

2008

a)	Tender offer for all the remaining outstanding shares of Telefónica Chile, S.A.

On September 17, 2008, Telefónica launched a tender offer through its subsidiary Inversiones Telefónica Internacional Holding, Ltda. to acquire all the outstanding shares of Telefónica Chile, S.A. (“CTC”) that it did not control directly or indirectly, amounting to 55.1% of CTC’s share capital.

Once the acceptance period had ended and the transaction had been settled, Telefónica’s indirect ownership in CTC increased from 44.9% to 96.75%.

Subsequently, pursuant to Chilean law, on December 1, 2008, Inversiones Telefónica Internacional Holding, Ltda. launched a new tender offer for all the shares of CTC that it did not own directly or indirectly after settlement of the first offer, under the same economic terms as the initial offer. The acceptance period for the second offer ended on December 31, 2008, but was then extended to January 6, 2009, as allowed by Chilean law.

Upon the end of the acceptance period of the second tender offer, Telefónica’s indirect ownership percentage in CTC’s share capital increased from 96.75% of all of CTC’s outstanding shares, reached in the first tender offer, to 97.89%. The total payment for the two tranches amounted to 558,547 million Chilean pesos, equivalent to 658 million euros.

(3)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:

a)	Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:

1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the year.

3.	Statements of cash flow, which were translated at the average exchange rate for the year.

Goodwill and statement of financial position items remeasured to fair value when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the closing exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests.” When a foreign operation is sold, totally or partially, or contributions are reimbursed, cumulative translation differences since January 1, 2004 (the IFRS transition date) related to such operation recognized in equity are taken proportionally to the income statement as a gain or loss on the disposal.

The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation in accordance with the procedure described in the following paragraph prior to their translation to euros. Once restated, all the items of the financial statements are converted to euros using the closing exchange rate. Amounts shown for prior years for comparative purposes are not modified.

To determine the existence of hyperinflation, the Group assesses the qualitative characteristics of the economic environment of the country, such as the trends in inflation rates over the previous three years. The financial statements of companies whose functional currency is the currency of a hyperinflationary economy are adjusted to reflect the changes in purchasing power of the local currency, such that all items in the statement of financial position not expressed in current terms (non-monetary items) are restated by applying a general price index at the financial statement closing date, and all income and expense, profit and loss are restated monthly by applying appropriate adjustment factors. The difference between initial and adjusted amounts is taken to profit or loss.

b)	Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of the investment in a foreign operation, which are included under the “Translation differences” component of “Equity” in the consolidated statement of financial position.

c)	Goodwill

For acquisitions after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated statements of financial position include goodwill net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities recognized in equity.

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

As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually or more frequently if there are indications that the carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

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

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Other income - Own work capitalized.” Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Group is under obligation to incur such costs due to the use of the asset.

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

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

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

Non-current assets, including property, plant and equipment, goodwill and intangible assets are evaluated at each reporting date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, a recoverable amount is estimated, as  the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Each asset is assessed individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).

The Group bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year. The growth rates used in 2009 are as follows:

Rates	2009
Businesses in Spain	0.88%-0.94%
Businesses in Latin America	1.21%-3.25%
Businesses in Europe	1.00%-2.00%

The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.

Pre-tax discount rates adjusted for country and business risks are applied. The following ranges of rates were used in 2009:

Rates	2009
Businesses in Spain	6.8%-7.3%
Businesses in Latin America	8.6%-19.4%
Businesses in Europe	6.3%-8.5%

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

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.

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

Financial investments

All normal purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.

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

Financial assets with fixed maturities that the Group has the positive intention and ability (legal and financial) to hold until maturity are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement. Financial assets falling into this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settlement or impaired, as well as through the amortization process.

Financial assets which the Group intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity at each financial year end until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Dividends from available-for-sale investments are recognized in the income statement when the Group has the right to receive the dividend. Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets:

Fair value is considered to be the quoted market price at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables include financial assets with fixed or determinable payments that are not quoted in an active market and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision is recorded when there is objective evidence of customer collection risk. The amount of the provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.

The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement.

Financial assets are only fully or partially derecognized when:

1.	The rights to receive cash flows from the asset have expired;

2.	An obligation to pay the cash flows received from the asset to a third party has been assumed; or

3.	The rights to receive cash flows from the asset have been transferred to a third party and all the risks and rewards of the asset have been substantially transferred.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Preferred stock

Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principle repayment or dividend payment, whereas it is recorded as a financial liability on the statement of financial position whenever the Telefónica Group does not have the right to avoid cash payments.

Issues and interest-bearing debt

These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the reporting date.

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

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets or liabilities, depending on their positive or negative values.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

The Group designates certain derivatives as:

1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability;

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or

3.	Hedges of a net investment in a foreign operation.

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

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

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

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.

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

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability (“Performance period”). The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options it expects to be exercised, remeasuring the liability, with any changes in fair value recognized in the income statement

For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.

n)	Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, where applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred taxes are calculated based on a statement of financial position analysis of the temporary differences generated as a result of the difference between the tax bases of assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of plant, property and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability is settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities resulting from business combinations are recognized in connection with the purchase price allocation. Subsequent increases in required deferred tax assets are deducted from goodwill.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o)	Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services, value-added services (e.g. text or data messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.

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

Installment fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is recognized as deferred income until the points are exchanged and recognized as sales or services based on the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated statements of financial position include the related deferred revenue, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”

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

As connection or initial activation fees, or upfront non-refundable fees, cannot be separately identifiable as elements in these types of packages, any revenues received from customer for these items are allocated to the remaining elements. However, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to mixed promotional packages are taken to the income statement as incurred.

p)	Use of estimates, assumptions and judgments

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

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

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal counsel or consultants.

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

Determining fair values for each identified element requires estimates that are complex due to the nature of our business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

q)	Consolidation methods

The consolidation methods applied are as follows:

-	Full consolidation method for companies over which the Company controls either by exercising effective control or by virtue of agreements with the other shareholders.

-
Proportionate consolidation method for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues, and cash flows are integrated on a line by line basis into the consolidated financial statements.

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

The consolidated income statement and consolidated statement of cash flows include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.

Revenue and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.

The share of non-controlling interests in the equity and results of the fully consolidated subsidiaries is presented under “Non-controlling interests” on the consolidated statement of financial position and income statement, respectively.

r)	Acquisitions and disposals of non-controlling interests

Acquisitions of equity shares of subsidiaries from non-controlling interests:

The Telefónica Group treats increases in equity investments of companies already controlled by the Group via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill.

Disposals of investments in subsidiaries without relinquishing control:

In transactions involving the sale of investments in subsidiaries in which the Group retains control, the Telefónica Group derecognizes the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price is recognized as a gain or loss in the consolidated income statement.

Commitments to acquire non-controlling interests (put options):

Put options granted to non-controlling interests of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from non-controlling interests on the consolidated statement of financial position. Where the exercise price exceeds the balance of non-controlling interests, the difference is recognized as an increase in the goodwill of the subsidiary. At each reporting date, the difference is adjusted based on the exercise price of the options and the carrying amount of non-controlling interests.

s)	New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2009 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2008, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2009, noted below:

▪	Amendment to IAS 23, Borrowing costs

The amendment consists of the elimination of the possibility to immediately recognize in profit or loss the borrowing costs related to the production or development of qualifying assets. This amendment has had no impact on the accounting policies applied by Telefónica.

▪	Amendment to IAS 1, Revised Presentation of Financial Statements

The revised standard separates owner from non-owner changes in equity. The statement of changes in equity includes only details of transaction with owners, with non-owner changes presented as a single line. In addition, the standard introduces the statement of comprehensive income which can be presented in one single statement or in two linked statements. Telefónica has elected to present two statements. This change is not mandatory, but the Group has decided to use the proposed titles, which are:

▪	statement of financial position, instead of “balance sheet”

▪	income statement

▪	statement of comprehensive income, instead of “statement of recognized income and expense”

▪	statement of changes in equity instead of “movements in equity”

▪	statement of cash flows instead of “cash flow statement”

▪	Amendment to IFRS 2, Share-based Payment: Vesting Conditions and Cancellations

This amendment clarifies the definition of vesting conditions and prescribes the accounting treatment of an award that is cancelled because a non-vesting condition is not met. The adoption of this amendment has not had any impact on the financial position or performance of the Group.

▪	Amendments to IAS 32, Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation

These amendments include a limited scope exemption for puttable financial instruments to be classified as equity if they fulfill specified criteria. The adoption of this amendment has not had any impact on the financial position or performance of the Group.

▪	Improvements to IFRSs (May 2008)

These improvements establish a broad amount of amendments to current IFRSs with the aim of removing inconsistencies and clarifying wording. These improvements did not have any impact on the financial position or performance of the Group.

▪	Amendment to IFRS 7, Financial Instruments: Disclosures

This amendment enhances the disclosure required about fair value measurements and liquidity risk. In addition, it introduces a three-level hierarchy of fair value measurement and the requirement to disclose any kind of change in the method of measuring fair value and the reasons behind it. The adoption of this amendment has not had any impact on the financial position or performance of the Group.

▪	Amendments to IAS 39 and IFRIC 9, Embedded derivatives

These amendments clarify the impact that a reclassification of a financial asset out of the fair value through profit or loss category has on the assessment of whether an embedded derivative shall be separated from its host contract. Additionally, it prohibits the reclassification when the embedded derivative is not subject to a separate valuation upon the moment of reclassification of a hybrid contract out of the aforementioned category. The adoption of this amendment has not had any impact on the financial position or performance of the Group.

▪	IFRIC 12, Service Concession Arrangements

This interpretation provides guidance on the accounting by operators for obligations assumed and related rights acquired under service concession arrangements.The adoption of this amendment has not had any impact on the financial position or performance of the Group.

▪	IFRIC 13, Customer Loyalty Programmes

This interpretation establishes that entities that have programs which award points or credits to their customers as the result of a commercial transaction, which in the future will be redeemed for free or discounted products or services, must treat these points as part of the commercial transaction that generates them. In other words, it is a transaction with multiple components, combining the sale of the product or service itself and the sale of points or credits, therefore such that a part of the amount earned must be allocated to the points awarded and its recognition deferred until their redemption. The portion corresponding to the points will be determined by reference to their fair value. The adoption of this amendment has not had a significant impact on the financial position or performance of the Group.

▪	IFRIC 15, Agreements for the Construction of Real Estate

This interpretation refers to agreements for the construction of real estate and addresses to related issues: it determines whether the construction of real estate is within the scope of IAS 11, Construction Contracts, or IAS 18, Revenue and, when revenue from the construction of real estate should be recognized. The adoption of this amendment has not had any impact on the financial position or performance of the Group.

▪	IFRIC 16, Hedges of a Net Investment in a Foreign Operation

This interpretation establishes the criteria for the recognition of hedges of a net investment in foreign operations, including the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held and how an entity should determine the amount of foreign currency gain or loss relating to both the hedging instrument and the hedged item that must be recognized in profit or loss on disposal of the investment. The adoption of this amendment has not had any impact on the financial position or performance of the Group.

▪	IFRIC 18, Transfers of Assets from Customers

This interpretation applies to deliveries of assets from customers as of July 1, 2009. This interpretation establishes the criteria for accounting transactions in which an entity receives from a customer an item of property, plant and equipment (or cash for their acquisition or construction) that the entity must use either to connect the customer to a network and/or to provide the customer with ongoing access to a supply of goods or services. The adoption of this amendment has not had any impact on the financial position or performance of the Group.

In addition, the Amendment to IAS 39 Hedges of Transactions between Segments, included in Improvements to IFRS published in April 2009, is effective for annual periods beginning on or after January 1, 2009, but has not been adopted by the European Union at the date of preparation of these consolidated financial statements. This amendment clarifies that hedge accounting may not be applied to transactions between segments in accordance with the principle of IAS 39, which does not allow hedge accounting to be applied to intragroup transactions in the consolidated financial statements. The application of this interpretation would not have had an impact on the 2009 consolidated financial statements.

New IFRS and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) not effective as of December 31, 2009

At the date of preparation of the accompanying consolidated financial statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial Instruments	January 1, 2013
Revised IFRS 3	Business Combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Improvements to IFRSs (April 2009)		January 1, 2010 (*)
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Amendment to IFRS 2	Group Cash-Settled Share-Based Payment Transactions	January 1, 2010
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010

 (*) The amendments to IFRS 2, IAS 38 (regarding intangible assets acquired in business combinations) IFRIC 9 and IFRIC 16 become effective for all annual periods beginning on or after July 1, 2009. In addition, no effective date has been established for the additional guidance to the appendix to IAS 18 for determining whether an entity is acting as a principal or as an agent, as this appendix does not form part of the standard.

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 17	Distributions of Non-Cash Assets to Owners	July 1, 2009
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
Amendment to IFRIC 14	Prepayment of Minimum Funding Requirements	January 1, 2011

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by the revised IFRS 3 and amendments to IAS 27 will affect future acquisitions and transactions with non-controlling interests carried out on or after January 1, 2010, as well as the subsequent recognition of tax assets acquired in business combinations prior to that date, as provided for in the transitional provisions. Meanwhile, the changes introduced by IFRS 9 will affect financial assets and future transactions with financial assets carried out on or after January 1, 2013.

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

Telefónica Spain oversees the wireline and wireless telephony, broadband, internet, data, broadband TV, value added services operations and their development in Spain.

Telefónica Latin America oversees the same operations in Latin America.

Telefónica Europe oversees the wireline, wireless, broadband, value added services and data operations in the UK, Germany, the Isle of Man, Ireland, the Czech Republic and the Slovak Republic.

The Telefónica Group is also involved in the media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and eliminations” together with the consolidation adjustments.

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

Inter-segment transactions are carried out at market prices.

Key information for these segments is as follows:

2009
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	19,703	22,983	13,533	512	56,731
External sales	19,354	22,786	13,468	1,123	56,731
Inter-segment sales	349	197	65	(611)	-
Other operating income and expenses	(9,946)	(13,840)	(9,623)	(719)	(34,128)
Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)
OPERATING INCOME	7,617	5,350	1,015	(335)	13,647
CAPITAL EXPENDITURE	1,863	3,450	1,728	216	7,257
INVESTMENTS IN ASSOCIATES	3	2,453	-	2,480	4,936
NON-CURRENT ASSETS	14,082	25,016	26,962	1,351	67,411
TOTAL ALLOCATED ASSETS	26,156	44,678	32,097	5,210	108,141
TOTAL ALLOCATED LIABILITIES	13,363	22,862	6,435	41,207	83,867

2008
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	20,838	22,174	14,309	625	57,946
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	-
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)
Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)
OPERATING INCOME	8,046	4,800	1,145	(118)	13,873
CAPITAL EXPENDITURE	2,208	4,035	2,072	86	8,401
INVESTMENTS IN ASSOCIATES	99	107	-	2,571	2,777
NON-CURRENT ASSETS	14,372	21,959	27,265	1,193	64,789
TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896
TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

2007
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	20,683	20,078	14,458	1,222	56,441
External sales	20,423	19,901	14,417	1,700	56,441
Inter-segment sales	260	177	41	(478)	-
Other operating income and expenses	(11,235)	(12,957)	(9,481)	(*) 56	(33,617)
Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)
OPERATING INCOME	7,067	3,562	1,591	1,168	13,388
CAPITAL EXPENDITURE	2,381	3,343	2,125	178	8,027
INVESTMENTS IN ASSOCIATES	95	70	-	3,023	3,188
NON-CURRENT ASSETS	14,451	23,215	31,658	1,226	70,550
TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)	105,873
TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584	83,018

(*) “Other operating income and expenses” for the “Other and inter-group eliminations” segment includes the 1,368 million euro gain on the sale of Endemol (see Note 19).

The breakdown of the segment revenues from operations by business and the main countries in which the Group operates is as follows:

	Millions of euros
	2009				2008				2007
Country	Wireline	Wireless	Other and eliminations	Total	Wireline	Wireless	Other and eliminations	Total	Wireline	Wireless	Other and eliminations	Total
Spain	12,167	8,965	(1,429)	19,703	12,581	9,684	(1,427)	20,838	12,401	9,693	(1,411)	20,683
Latin America				22,983				22,174				20,078
Brazil	5,766	3,036	(426)	8,376	6,085	2,932	(411)	8,606	5,619	2,396	(353)	7,662
Argentina	1,047	1,643	(81)	2,609	1,027	1,585	(85)	2,527	984	1,353	(73)	2,264
Chile	893	1,010	(72)	1,831	974	1,051	(89)	1,936	974	930	(90)	1,814
Peru	1,006	840	(130)	1,716	977	773	(123)	1,627	1,031	603	(121)	1,513
Colombia	615	685	(31)	1,269	710	815	(35)	1,490	739	869	(39)	1,569
Mexico	N/A	1,552	N/A	1,552	N/A	1,631	N/A	1,631	N/A	1,431	N/A	1,431
Venezuela	N/A	3,773	N/A	3,773	N/A	2,769	N/A	2,769	N/A	2,392	N/A	2,392
Remaining operators and inter-segment eliminations				1,857				1,588				1,433
Europe				13,533				14,309				14,458
UK	70	6,442	-	6,512	33	7,019	N/A	7,052	10	7,393	N/A	7,403
Germany	558	3,188	-	3,746	496	3,099	N/A	3,595	353	3,188	N/A	3,541
Czech Republic	1,015	1,248	(3)	2,260	1,183	1,388	10	2,581	1,067	1,192	(2)	2,257
Ireland	1	904	N/A	905	N/A	957	N/A	957	N/A	991	N/A	991
Remaining operators and inter-segment eliminations				110				124				266
Other and inter-segment eliminations				512				625				1,222
Total				56,731				57,946				56,441

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS

Business combinations:

2009

No significant business combinations were carried out in 2009 that had been completed as of December 31, 2009.

2008

On April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A. (TCO IP, S.A.), launched a voluntary tender offer for shares representing up to one third of the free float of the preferred stock of Telemig Celular Participaçoes, S.A. and its subsidiary Telemig Celular, S.A. at a price per share of 63.90 and 654.72 Brazilian reais, respectively. This offer, which concluded on May 15, 2008, reached a level of acceptance of close to 100%, which implied the acquisition by TCO IP, S.A. of 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively.

Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15, 2008, for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies. After this offer VIVO owned, directly and indirectly, 90.65% of the share capital of Telemig Celular, S.A. and 58.9% of the share capital of Telemig Celular Participaçoes, S.A. Both companies are included in the Telefónica Group’s consolidation scope using proportionate consolidation.

After the acquisition of these shareholdings, the purchase price was allocated to the assets acquired and the liabilities assumed using generally accepted measurement methods for each type of asset and/or liability based on the best information available.

The fair value of the licenses was determined using the Multi-period Excess Earnings Method (MEEM) by discounting the estimated future cash flows of the company’s wireless business based on the assumptions contained in the Business Economic Valuation (BEV) prepared in accordance with Brazilian corporation law.

The calculation only considered estimated revenue generated by new customers in the business plan and not existing customers in the portfolio at the time of the transaction. All applicable costs are deducted from the estimated revenue, while the impact on cash flows of changes in working capital and the acquisition of assets is also considered, thus obtaining the estimated net cash flow attributable to the asset.

The carrying amounts, fair values, goodwill and acquisition prices of the assets acquired and the liabilities assumed in this transaction at the date control was obtained bearing considering the effects of proportionality, were the following:

Millions of euros (Data at 50%)	Telemig Group
	Carrying amount	Fair value
Intangible assets	18	562
Property, plant and equipment	126	183
Other assets	376	477

Deferred tax liabilities	3	208
Other liabilities	265	263
Net asset value	252	751
Non-controlling interests	119	335
Acquisition cost		451
Goodwill (Note 7)		35

The amount paid for the acquisition in 2008 was 522 million euros. Acquisition cost was calculated bearing in mind the exchange rate effect of the difference between the exchange rate applied upon the initial inclusion of Telemig’s assets and liabilities in the Telefónica Group’s consolidated financial statements and the average exchange rate of the payments made in the acquisition of the shareholding.

The impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros	Telemig Group
Cash and cash equivalents of companies acquired	175
Cash paid in the acquisition plus related costs	522
Total net cash outflow (Note 23)	347

Acquisitions of non-controlling interests:

2009

There were no acquisitions of significant non-controlling interests in 2009. The detail of transactions carried out in the year is provided in Appendix I (see Note 24).

2008

The effect of the tender offer for CTC’s non-controlling interests was recognized in 2008. The impact of this acquisition on equity attributable to non-controlling interests amounted to 397 million euros (see Note 12); while the related goodwill was 277 million euros (see Note 7).

(6)	INTANGIBLE ASSETS

Movements in the items comprising net intangible assets in 2009 and 2008 are as follows:

	Millions of euros
	Balance at 12/31/08	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Balance at 12/31/09

Development costs	175	84	(81)	(2)	(14)	-	162
Service concession arrangements	8,697	10	(786)	-	(8)	929	8,842
Software	2,394	964	(1,312)	-	772	130	2,948
Customer base	3,046	-	(512)	-	24	123	2,681
Other intangible assets	1,229	81	(170)	(1)	(51)	51	1,139
Prepayments on intangible assets	380	166	-	-	(479)	7	74
Net intangible assets	15,921	1,305	(2,861)	(3)	244	1,240	15,846

	Millions of euros
	Balance at 12/31/07	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/08

Development costs	177	96	(81)	-	(14)	(3)	-	-	175
Service concession arrangements	9,670	293	(757)	-	50	(1,103)	544	-	8,697
Software	2,452	933	(1,111)	(15)	276	(160)	22	(3)	2,394
Customer base	4,153	1	(585)	-	(136)	(387)	-	-	3,046
Other intangible assets	1,534	16	(209)	(3)	108	(218)	3	(2)	1,229
Prepayments on intangible assets	334	292	-	-	(233)	(14)	1	-	380
Net intangible assets	18,320	1,631	(2,743)	(18)	51	(1,885)	570	(5)	15,921

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2009 and 2008 are as follows:

Millions of euros	Balance at December 31, 2009
	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	1,613	(1,451)	-	162
Service concession arrangements	14,074	(5,232)	-	8,842
Software	11,175	(8,226)	(1)	2,948
Customer base	5,476	(2,795)	-	2,681
Other intangible assets	2,143	(973)	(31)	1,139
Prepayments on intangible assets	74	-	-	74
Net intangible assets	34,555	(18,677)	(32)	15,846

Millions of euros	Balance at December 31, 2008
	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	1,613	(1,438)	-	175
Service concession arrangements	12,430	(3,733)	-	8,697
Software	9,207	(6,813)	-	2,394
Customer base	5,072	(2,026)	-	3,046
Other intangible assets	2,055	(822)	(4)	1,229
Prepayments on intangible assets	380	-	-	380
Net intangible assets	30,757	(14,832)	(4)	15,921

Within the “Additions” column, the main additions in 2009 and 2008 relate to investments in software.

“Additions” of service concession arrangements in 2009 include the renewal of the operator’s license in Nicaragua for an amount equivalent to 10 million euros, and in 2008 the spectrum license at VIVO for 225 million euros and the operator’s license in Ecuador for 90 million US dollars, equivalent to 62 million euros.

“Inclusion of companies” in 2008 mainly reflects the impact of the inclusion of the Telemig Group in the consolidation scope (see Note 5).

At December 31, 2009 and 2008, the Company carried intangible assets with indefinite useful lives of 111 and 104 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.

Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no significant impairment recognized in the consolidated financial statements for 2009 or 2008 as a result of these impairment tests.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,477 and 1,411 million euros at December 31, 2009 and 2008 (901 and 999 million euros net of the related accumulated amortization).

(7)	GOODWILL

The movement in this heading assigned to each Group segment was the following:

Millions of euros
2009	Balance at 12/31/08	Acquisitions	Disposals	Translation differences and hyperinflation adjustments	Balance at 12/31/09
Telefónica Spain	3,238	-	-	-	3,238
Telefónica Latin America	5,450	23	(209)	1,056	6,320
Telefónica Europe	9,452	-	-	358	9,810
Other	183	7	-	8	198
Total	18,323	30	(209)	1,422	19,566

Millions of euros
2008	Balance at 12/31/07	Acquisitions	Translation differences and other	Balance at 12/31/08
Telefónica Spain	3,233	5	-	3,238
Telefónica Latin America	5,524	406	(480)	5,450
Telefónica Europe	10,830	5	(1,383)	9,452
Other	183	16	(16)	183
Total	19,770	432	(1,879)	18,323

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”

The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2009 and 2008 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount.

In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.

2009

The primary disposals in 2009 correspond to the measurement of the purchase commitment for non-controlling interests of Colombia de Telecomunicaciones, S.A. for 90 million euros (see Note 21) and the impact of the corporate restructuring carried out at the VIVO Group.

In addition, the favorable evolution of exchange rates applied to goodwill has led to an increase in this line item of 719 million euros in the year, and the impact of recognizing Venezuela as a hyperinflationary economy (see Note 2) led to an increase in goodwill of 713 million euros.

2008

The primary acquisitions of goodwill in 2008 correspond to the acquisition of the Telemig Group, which led to the recognition of 35 million euros of goodwill, and the first tranche of the buyout by CTC’s non-controlling interests, which generated 277 million euros of goodwill.

In 2008, “Translation differences and other” had a major impact on the movement in the year owing to currency depreciation in several countries in which the Group operates, especially the pound sterling, which resulted in a decrease in goodwill of 1,343 million euros.

(8)	PROPERTY, PLANT AND EQUIPMENT

The composition and movement of the items comprising net “Property, plant and equipment” in 2009 and 2008 was the following:

	Millions of euros
	Balance at 12/31/08	Additions	Depreciation	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/09
Land and buildings	7,031	34	(454)	(19)	(852)	352	-	6,092
Plant and machinery	19,250	1,356	(4,980)	(100)	4,607	1,254	4	21,391
Furniture, tools and other items	1,546	285	(661)	(6)	362	134	-	1,660
Total PP&E in service	27,827	1,675	(6,095)	(125)	4,117	1,740	4	29,143
PP&E in progress	2,485	3,973	-	(4)	(3,937)	102	-	2,619
Advance payments on PP&E	6	6	-	-	(2)	-	-	10
Installation materials	227	298	-	(3)	(297)	2	-	227
Net PP&E	30,545	5,952	(6,095)	(132)	(119)	1,844	4	31,999

	Millions of euros
	Balance at 12/31/07	Additions	Depreciation	Disposals	Transfers and other	Translation differences	Inclusion of companies	Balance at 12/31/08
Land and buildings	7,289	68	(628)	(166)	850	(385)	3	7,031
Plant and machinery	20,814	2,520	(4,977)	(117)	2,352	(1,429)	87	19,250
Furniture, tools and other items	1,784	397	(654)	(15)	129	(162)	67	1,546
Total PP&E in service	29,887	2,985	(6,259)	(298)	3,331	(1,976)	157	27,827
PP&E in progress	2,274	3,406	-	(16)	(2,957)	(250)	28	2,485
Advance payments on PP&E	15	6	-	-	(15)	-	-	6
Installation materials	284	373	(44)	28	(403)	(11)	-	227
Net PP&E	32,460	6,770	(6,303)	(286)	(44)	(2,237)	185	30,545

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2009 and 2008 are as follows:

	Balance at December 31, 2009
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	11,560	(5,456)	(12)	6,092
Plant and machinery	87,017	(65,548)	(78)	21,391
Furniture, tools and other items	6,184	(4,534)	10	1,660
Total PP&E in service	104,761	(75,538)	(80)	29,143
PP&E in progress	2,619	-	-	2,619
Advance payments on PP&E	10	-	-	10
Installation materials	260	-	(33)	227
Net PP&E	107,650	(75,538)	(113)	31,999

	Balance at December 31, 2008
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	11,752	(4,703)	(18)	7,031
Plant and machinery	75,414	(56,077)	(87)	19,250
Furniture, tools and other items	5, 286	(3,737)	(3)	1,546
Total PP&E in service	92,452	(64,517)	(108)	27,827
PP&E in progress	2,486	-	(1)	2,485
Advance payments on PP&E	6	-	-	6
Installation materials	317	(57)	(33)	227
Net PP&E	95,261	(64,574)	(142)	30,545

Among the main investments in 2009 and 2008 were additions by Telefónica de España of 1,276 million euros (1,042 million euros in the fixed line and 234 million euros in the wireline business) and 1,681 million euros, respectively. In the fixed line business, investments mainly went to broadband, Imagenio and data service for large corporate customers, and to maintenance of the traditional business. Investment in the wireless business mainly went to the deployment of 3G.

Telefónica Latin America’s investments in 2009 and 2008 amounted to 3,187 million and 3,393 million euros, respectively. Investment in 2009 centered on driving wireline technologies, namely the transformation in growth businesses (broadband and pay-TV), and in the wireless business on extending coverage and capacity for the rollout of GSM networks.

Investment by Telefónica Europe in 2009 and 2008 amounted to 1,356 million and 1,634 million euros, respectively. Investment here in 2009 focused primarily on all the operators’ 3G networks to continue expanding coverage, with further amounts earmarked for investment in the ADSL business in the UK, Germany and the Czech Republic.

“Inclusion of companies” in 2008 reflects the 182 million euros impact of the consolidation of Telemig.

“Translation differences” reflects the impact of exchange rate movements on opening balances as well as the impact of the recognition of Venezuela as a hyperinflationary economy (see Note 2). The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage.

Property, plant and equipment deriving from finance leases amounted to 691 million euros at December 31, 2009 (733 million euros at December 31, 2008) (see Note 22).

The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2009 and 2008 were not significant.

(9)	ASSOCIATES AND JOINT VENTURES

Associates

The breakdown of amounts recognized in the consolidated statement of financial position and income statement related to associates is as follows:

Description	Millions of euros
	12/31/09	12/31/08
Investments in associates	4,936	2,777
Long-term loans to associates	3	49
Short-term loans to associates	15	77
Receivables from associates for current operations (Note 11)	189	120
Loans granted by associates (Note 14)	149	109
Payables to associates for current operations (Note 14)	113	73
Revenue from operations with associates	204	212
Work performed by associates and other operating expenses	484	533

In addition, the Telefónica Group, through its stake in Telco S.p.A., has an indirect equity interest in Telecom Italia S.p.A. equivalent to 7.21% of its voting shares. Key information on the balances and transactions between the Telefónica Group and Telecom Italia S.p.A. and group companies is as follows:

Description	Millions of euros
	12/31/09	12/31/08
Receivables from current operations (Note 11)	73	65
Payables from current operations (Note 14)	25	54
Operating revenue	379	406
Operating expenses	420	504

Balances and transactions with Portugal Telecom, SGPS, S.A. through Brasilcel, N.V. group companies are shown at 50%.

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2009	Millions of euros
COMPANY	% Holding	Total Assets	Total liabilities	Operating income	Profit/(loss) for the year	Carrying amount	Fair value
Telco S.p.A. (Italy) (*)	46.18%	7,111	3,703	-	(39)	2,026	2,026
Portugal Telecom, SGPS, S.A. (Portugal)	9.86%	14,948	12,965	6,674	516	458	764
China Unicom (Hong Kong) Limited	8.37%	37,397	16,203	21,490	3,687	2,301	2,301
Hispasat, S.A. (Spain)	13.23%	841	383	151	71	56	N/A
Other						95
TOTAL						4,936

December 31, 2008	Millions of euros
COMPANY	% Holding	Total Assets	Total liabilities	Operating income	Profit/(loss) for the year	Carrying amount	Fair value
Telco S.p.A. (Italy) (*)	42.30%	7,241	3,688	-	(1,556)	2,082	2,082
Portugal Telecom, SGPS, S.A. (Portugal)	9.86%	13,713	12,513	6,734	582	456	544
Medi Telecom, S.A. (Morocco)	32.18%	1,217	951	464	30	95	N/A
Hispasat, S.A. (Spain)	13.23%	716	335	138	47	50	N/A
Other						94
TOTAL						2,777

(*) Through this company, Telefónica effectively has an indirect stake in Telecom Italia S.p.A.’s voting shares at December 31, 2009 and 2008 of approximately 10.49%, representing 7.21% of the dividend rights.

The detail of the movement in investments in associates in 2009 and 2008 was the following:

Investments in associates	Millions of euros
Balance at 12/31/07	3,188
Acquisitions	4
Disposals	(55)
Inclusion of companies	1
Translation differences	(45)
Income (loss)	(161)
Dividends	(65)
Transfers and other	(90)
Balance at 12/31/08	2,777
Acquisitions	772
Disposals	(114)
Translation differences	103
Income (loss)	47
Dividends	(58)
Transfers and other	1,409
Balance at 12/31/09	4,936

Changes at December 31, 2009 and 2008 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2009 reflects the inclusion in the consolidation scope of the equity investment in China Unicom Limited for 2,301 million euros. Of this amount, 1,467 million euros were transferred from “Non-current financial assets – Equity investments” (see Note 13) following the acquisition of an additional 2.68% of this company.

Disposals in 2009 include the sale by Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, S.A., of its 32.18% stake in Moroccan operator Medi Telecom, S.A., along with outstanding loans to shareholders, for a total amount of 400 million euros. The net gain from this transaction before tax amounts to 220 million euros (see Note 19).

Disposals in 2008 included the disposal of a 0.476% stake in Portugal Telecom, SGPS, S.A. The Telefónica Group’s effective shareholding in this company at December 31, 2008 was 9.857%.

Results for 2008 include the impact of the write-down of Telco S.p.A.’s investment in Telecom Italia S.p.A. To estimate the impact, the Telefónica Group took the estimated synergies to be obtained by improving certain processes in its European operations through the alliances reached with Telecom Italia S.p.A. The amount shown in “Share of profit (loss) of associates” in the income statement for 2008 reflects a 209 million euros loss in this respect (146 million euros after the related tax effect) at Telefónica, S.A..

Joint ventures

On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Servicios de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is integrated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.

The contributions of Brasilcel, N.V. to the Telefónica Group’s 2009, 2008 and 2007 consolidated statements of financial position and income statements are as follows:

	Millions of euros
	2009	2008	2007
Current assets	1,170	1,234	1,193
Non-current assets	5,617	4,616	4,358
Current liabilities	1,170	1,351	1,328
Non-current liabilities	1,505	1,212	644
Operating revenue	2,743	2,662	2,152
Operating expenses	2,046	2,063	1,778

(10)	RELATED PARTIES

Significant shareholders

The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. are described below. All of these transactions were carried out at market prices.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately 531 million euros drawn down at December 31, 2009 (436 million euros at December 31, 2008).

•	Time deposits amounting to 878 million euros at December 31, 2009 (355 million euros at December 31, 2008).

•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 7,824 million euros at December 31, 2009 (6,930 million euros at December 31, 2008).

•	Guarantees granted by BBVA for approximately 237 million euros at December 31, 2009 (13 million euros at December 31, 2008).

•	Dividends and other benefits paid to BBVA in 2009 for 287 million euros (279 million euros in 2008).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately 643 million euros drawn down at December 31, 2009 (682 million euros at December 31, 2008).

•	Time deposits amounting to 1,293 million euros at December 31, 2009 (368 million euros at December 31, 2008).

•	Derivative transactions arranged under market conditions, for a total nominal amount of approximately 800 million euros in 2009, with no amounts in 2008.

•	Dividends and other benefits paid to la Caixa in 2009 for 260 million euros (237 million euros in 2008).

•	Guarantees granted for 17 million euros at December 31, 2009 (1 million euros in 2008).

•	Telecommunications services rendered by Telefónica Group companies to la Caixa group companies under market conditions.

Associates and joint ventures

The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated statement of financial position and income statement are detailed in Note 9.

Directors and senior executives

During the financial year to which these accompanying annual financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests held in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties, are detailed in Note 21 of these consolidated financial statements.

(11)	TRADE AND OTHER RECEIVABLES

The breakdown of this consolidated statement of financial position heading at December 31, 2009 and 2008 is as follows:

	Balance at	Balance at
Millions of euros	12/31/09	12/31/08
Trade receivables	10,877	10,116
Receivables from associates (Note 9)	262	120
Other receivables	1,103	585
Allowance for uncollectibles	(2,589)	(2,196)
Short-term prepayments	969	690
Total	10,622	9,315

Public-sector trade receivables in the countries in which the Group operates at December 31, 2009 and 2008 amounted to 666 million and 539 million euros, respectively.

The breakdown of trade receivables at December 31, 2009 and 2008 is as follows:

Millions of euros	12/31/09	12/31/08
Trade receivables billed	7,544	7,153
Trade receivables unbilled	3,333	2,963
Total	10,877	10,116

The movement in impairment losses in 2009 and 2008 is as follows:

Millions of euros
Impairment losses at December 31, 2007	2,070
Allowances	1,232
Retirements/amount applied	(926)
Inclusion of companies	6
Translation differences	(186)
Impairment losses at December 31, 2008	2,196
Allowances	1,209
Retirements/amount applied	(970)
Translation differences	154
Impairment losses at December 31, 2009	2,589

The balance of trade receivables billed net of impairment losses at December 31, 2009 amounted to 4,955 million euros (4,957 million euros at December 31, 2008), of which 2,981 million euros were not yet due (2,642 million euros at December 31, 2008).

Of the amounts due, only net amounts of 204 and 216 million euros are over 360 days at December 31, 2009 and 2008, respectively. They are mainly with the public sector.

(12)	EQUITY

a) Share capital and share premium

At December 31, 2009, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.

In addition, at the May 10, 2007 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2009, the Board of Directors had exercised these powers, approving three programs to issue corporate promissory notes for 2008, 2009 and 2010.

In addition, on June 23, 2009, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Finally, on December 28, 2009, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on June 23, 2009, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized by the Shareholders’ Meeting. As a result, 141,000,000 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141,000,000 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was recorded for the cancelled shares for 141 million euros. The balance of this reserve at December 31, 2009 was 498 million euros. The cancelled shares were delisted on December 30, 2009.

Proposed appropriation of profit attributable to equity holders of the parent

Telefónica, S.A. obtained 6,252 million euros of profit in 2009.

At its meeting of April 29, 2009, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2009 profit of a fixed gross 0.5 euros for each of the Company's outstanding shares carrying dividend rights. This dividend was paid in full on May 12, 2009, and the total amount paid was 2,277 million euros.

Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2009 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	6,252
Interim dividend (paid in May 2009)	2,277
Goodwill reserve	2
Voluntary reserves	3,973
Total	6,252

b) Dividends

Dividends paid in 2009

At its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.5 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.

In addition, as indicated above, in May 2009 an interim dividend against 2009 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,277 million euros.

In accordance with Article 216 of the Spanish Corporations Law, the following table shows the provisional statement issued substantiating the existence of sufficient liquidity at the time the resolution to distribute this dividend was adopted.

Liquidity statement at April 29, 2009	Millions of euros

Income from January 1 through March 31, 2009	3,024
Mandatory appropriation to reserves	-
Distributable income	3,024

Proposed interim dividend (maximum amount)	2,352

Cash position at April 29, 2009
Funds available for distribution
Cash and cash equivalents	2,218
Unused credit facilities	4,667
Proposed interim dividend (maximum amount)	(2,352)
Difference	4,533

The Company manages its liquidity risks (see Note 16) in order to have cash available for the following year.

Dividends paid in 2008

At its meeting held on April 22, 2008, the Company’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.

In addition, in November 2008 an interim dividend against 2008 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.

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

Legal reserve

According to the revised text of Spanish Corporation Law, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20%

of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2009, the Company had duly set aside this reserve.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 15 million euros in 2009 (8 million euros in 2008 and 1,178 million euros in 2007) corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Retained earnings.”

Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, and the impact of the asset ceiling on defined-benefit plans.

d)	Translation differences

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions (see Note 3.b). They also include exchange rate differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange rate risk on these investments and the impact of the restatement of financial statements of companies in hyperinflationary economies.

Group companies took an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized as retained earnings.

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2009	2008	2007
Telefónica Latin America	1,052	(834)	669
Telefónica Europe	(2,524)	(2,793)	(619)
Other adjustments and intra-group eliminations	99	16	47
Total Telefónica Group	(1,373)	(3,611)	97

e)	Treasury shares

At December 31, 2009, 2008 and 2007, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

	No. of shares	Euros per share		Market Value Millions of euros	%
		Acquisition price	Trading price
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%
Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%

Telefónica S.A. owns the only treasury shares in the Group. No other Group company owns any Telefónica treasury shares.

In 2009, 2008 and 2007 the following transactions involving treasury shares were carried out:

No. of shares
Treasury shares at 12/31/06	75,632,559
Acquisitions	149,099,044
Disposals	(12,621,573)
Lycos and Endemol employee share option plans	(4,750)
Exchange of Telefónica, S.A. shares for Telefónica Móviles, S.A. shares	(147,633,912)
Treasury shares at 12/31/07	64,471,368
Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)
Treasury shares at 12/31/08	125,561,011
Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)
Treasury shares at 12/31/09	6,329,530

The amount paid to acquire treasury shares in 2009 was 1,005 million euros (2,225 million and 2,324 million euros in 2008 and 2007, respectively).

At December 31, 2009, the Group held call options on 150 million treasury shares, and at December 31, 2008, put options on 6 million treasury shares.

f)	Non-controlling interests

“Non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2009, 2008 and 2007 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/08	Capital contributions and inclusion of companies	Profit (loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/09
Telefónica O2 Czech Republic, a.s.	1,095	-	114	21	-	(186)	-	1,044
Telefónica Chile, S.A.	23	1	1	6	(8)	(1)	-	22
Telesp Participaçoes, S.A.	385	-	101	118	-	(64)	2	542
Brasilcel (Holdings)	774	-	46	214	(108)	(41)	-	885
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	20	-	3	-	-	-	-	23
Iberbanda, S.A.	9	-	(3)	-	-	-	-	6
Colombia Telecomunicaciones, S.A., ESP	-	-	(104)	-	-	-	104	-
Other	25	-	3	(2)	(7)	(3)	2	18
Total	2,331	1	161	357	(123)	(295)	108	2,540

Millions of euros	Balance at 12/31/07	Capital contributions and inclusion of companies	Profit (loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/08
Telefónica O2 Czech Republic, a.s.	1,192	-	112	(12)	-	(197)	-	1,095
Telefónica Chile, S.A.	473	-	25	(72)	(397)	(7)	1	23
Telesp Participaçoes, S.A.	464	-	127	(93)	-	(113)	-	385
Brasilcel (Holdings)	545	348	61	(163)	-	(12)	(5)	774
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	19	-	4	-	-	(2)	(1)	20
Iberbanda, S.A.	11	8	(10)	-	-	-	-	9
Colombia Telecomunicaciones, S.A., ESP	-	-	(89)	-	-	-	89	-
Other	26	-	4	(3)	(1)	(2)	1	25
Total	2,730	356	234	(343)	(398)	(333)	85	2,331

Millions of euros	Balance at 12/31/06	Profit (loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/07
Telefónica O2 Czech Republic, a.s.	1,239	92	14	-	(153)	-	1,192
Telefónica Chile, S.A.	515	25	(28)	(31)	(8)	-	473
Telesp Participaçoes, S.A.	445	119	35	-	(135)	-	464
Endemol, N.V.	54	11	-	(45)	(20)	-	-
Brasilcel (Holdings)	493	19	35	-	(2)	-	545
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	17	4	-	-	(2)	-	19
Iberbanda, S.A.	21	(12)	-	-	-	2	11
Colombia Telecomunicaciones, S.A., ESP	-	(50)	-	-	-	50	-
Other	39	5	(4)	(19)	(4)	9	26
Total	2,823	213	52	(95)	(324)	61	2,730

2009

The reorganization of Brasilcel Group companies in 2009 following the acquisition of the Telemig Group in 2008, decreased the balance of “Non-controlling interests” by 108 million euros.

Also noteworthy was the impact of the dividends paid during the year by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

2008

The main variation in 2008 relates to the acquisition of Telefónica Chile, S.A.’s non-controlling interests (see Note 2), which decreased the balance of “Non-controlling interests” by 397 million euros, and to the acquisition of the Telemig Group companies, which increased the balance by 335 million euros.

Also worth highlighting was the movement caused by the dividends paid by Telefónica O2 Czech Republic, a.s. operators, of 197 million euros, and by Telesp Participaçoes, S.A., of 113 million euros.

2007

Movements in non-controlling interests in 2007 included the dividends paid by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A., as well as the profit (loss) for the year attributable to non-controlling interests.

(13)	FINANCIAL ASSETS AND LIABILITIES

1. Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2009 and 2008 is as follows:

	December 31, 2009
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets	930	233	1,248	1,572	1,508	2,475	-	2,005	5,988	5,988
Equity investments	-	-	654	-	570	84	-	-	654	654
Long-term credits	91	233	594	-	918	-	-	1,022	1,940	1,940
Deposits and guarantees given	-	-	-	-	-	-	-	1,496	1,496	983
Derivative instruments	839	-	-	1,572	20	2,391	-	-	2,411	2,411
Impairment losses	-	-	-	-	-	-	-	(513)	(513)	-
Current financial assets	859	134	237	59	769	520	-	9,730	11,019	11,019
Financial investments	859	134	237	59	769	520	-	617	1,906	1,906
Cash and cash equivalents	-	-	-	-	-	-	-	9,113	9,113	9,113
Total financial assets	1,789	367	1,485	1,631	2,277	2,995	-	11,735	17,007	17,007

	December 31, 2008
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,182	92	2,327	2,404	2,334	3,671	-	1,371	7,376	7,642
Equity investments	-	-	1,584	-	1,503	81	-	-	1,584	1,585
Long-term credits	-	88	743	-	831	-	-	863	1,694	1,562
Deposits and guarantees given	-	-	-	-	-	-	-	905	905	905
Derivative instruments	1, 182	4	-	2,404	-	3,590	-	-	3,590	3,590
Impairment losses	-	-	-	-	-	-	-	(397)	(397)	-
Current financial assets	700	273	181	388	275	1,267	-	4,951	6,493	6,605
Financial investments	700	273	181	388	275	1,267	-	674	2,216	2,328
Cash and cash equivalents	-	-	-	-	-	-	-	4,277	4,277	4,277
Total financial assets	1,882	365	2,508	2,792	2,609	4,938	-	6,322	13,869	14,247

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a) Non-current financial assets

The movement in items composing “Non-current financial assets” and the related impairment losses at December 31, 2009 and 2008 are as follows:

Millions of euros
	Investments	Long-term credits	Derivative financial assets	Deposits and guarantees	Long-term prepayments	Impairment losses	Total
Balance at 12/31/07	2,235	1,572	1,483	813	97	(381)	5,819
Acquisitions	1,124	793	1,049	201	42	(40)	3,169
Disposals	(664)	(433)	-	(66)	(18)	22	(1,159)
Inclusion of companies	-	9	-	63	-	(1)	71
Translation differences	(8)	(114)	131	(107)	(4)	2	(100)
Fair value adjustments	(1,095)	(34)	1,172	-	(7)	1	37
Transfers	(8)	(191)	(245)	1	(18)	-	(461)
Balance at 12/31/08	1,584	1,602	3,590	905	92	(397)	7,376
Acquisitions	3	921	-	842	35	(114)	1,687
Disposals	(33)	(503)	(1,118)	(364)	(26)	-	(2,044)
Inclusion of companies	-	-	-	-	-	-	-
Translation differences	9	90	(38)	146	6	(2)	211
Fair value adjustments	565	(53)	(5)	-	-	-	507
Transfers	(1,474)	(221)	(18)	(33)	(3)	-	(1,749)
Balance at 12/31/09	654	1,836	2,411	1,496	104	(513)	5,988

“Investments” includes the market value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 468 million euros (314 million euros at December 31, 2008), representing 0.98% of its share capital.

In 2009, the Telefónica Group’s stake in China Unicom was transferred to “Investments in associates” following the share exchange described in Note 2. The amount transferred was 1,467 million euros.

In January 2008, Telefónica, S.A., through its Telefónica Internacional, S.A.U. subsidiary, signed an agreement to acquire an additional stake of approximately 2.22% in Chinese telecommunications company China Netcom Group Corporation (Hong Kong) Limited (CNC). On September 22, it carried out this purchase for approximately 313 million euros.

In addition, in September 2008, Telefónica Internacional, S.A.U. reached another agreement to acquire an additional stake of approximately 5.74% of CNC’s share capital.

This acquisition was structured in two tranches: the first, carried out in September 2008, entailed shares representing 2.71% of CNC for approximately 374 million euros, and the second, carried out after the merger between CNC and China Unicom (Hong Kong) Limited (“CU"), entailed shares of the new company representing up to 3.03% of CNC’s share capital.

On October 14, 2008 the merger between these companies was carried out. The exchange ratio applied in calculating the number of shares corresponding to the new company arising from the merger between CNC and CU was 1.508 shares of the new company for each year of the former company.

Once the merger was completed, the second tranche was carried out, requiring an investment by the Telefónica Group of approximately 413 million euros.

After these acquisitions and the merger, the Telefónica Group’s stake in CU at December 31, 2008 stood at approximately 5.38%, recognized at December 31, 2008 at approximately 1,102 million euros.

In addition, in 2008, Telefónica tendered all the shares it owned in Sogecable, S.A. in the takeover bid launched for this company by the Prisa Group. The amount received from the sale was 648 million euros. This investment was included in the statement of financial position at December 31, 2007 in “Equity investments” under “Non-current financial assets,” for 634 million euros. The gain obtained on the sale was 143 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).

Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any impairment losses.

“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 1,023 million and 792 million euros at December 31, 2009 and 2008, respectively. It also includes the long-term loans to associates described in Note 9.

“Derivative financial assets” includes the fair value of economic hedges of assets or liabilities in the consolidated statement of financial position whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).

“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,496 million euros at December 31, 2009 (905 million euros at December 31, 2008). These deposits will decrease as the respective obligations they guarantee are reduced.

b) Current financial assets

This heading in the accompanying consolidated statement of financial position at December 31, 2009 and 2008 includes mainly the following items:

-
“Current financial assets” recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 140 million euros at December 31, 2009 (276 million euros at December 31, 2008). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

-
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 537 million euros (1,086 million euros in 2008). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

-	Short-term deposits and guarantees amounting to 470 million euros at December 31, 2009 (125 million euros at December 31, 2008).

-	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2. Financial liabilities

The composition of this heading at December 31, 2009 and 2008 is as follows:

Millions of euros	Balance at 12/31/09	Balance at 12/31/08
Issues	35,843	30,079
Interest-bearing debt	20,948	22,926
Other financial liabilities	-	183
Total	56,791	53,188
Total non-current	47,607	45,088
Total current	9,184	8,100

The maturity profile of financial liabilities at December 31, 2009 is as follows:

(Millions of euros)	Maturity
	2010	2011	2012	2013	2014	Subsequent years	Total
Debentures and bonds	5,090	3,275	1,749	4,174	4,763	13,911	32,962
Promissory notes & commercial paper	812	-	-	-	-	-	812
Other marketable debt securities	61	54	-	-	-	1,954	2,069
Loans and other payables	1,789	6,132	3,695	1,433	513	4,396	17,958
Derivative financial liabilities	1,432	255	106	65	63	1,069	2,990
TOTAL	9,184	9,716	5,550	5,672	5,339	21,330	56,791

•
The estimate of future interest that would accrue on the Group’s financial liabilities at December 31, 2009 is as follows: 2,382 million euros in 2010, 2,074 million euros in 2011, 1,818 million euros in 2012, 1,620 million euros in 2013, 1,355 million euros in 2014 and 8,190 million euros in years after 2014. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2009.

•
The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative market value) and exclude the fair value of derivatives classified as current financial assets (i.e., those with a positive market value, of 537 million euros).

The composition of the Group’s financial liabilities at December 31, 2009 and 2008 is as follows:

Millions of euros	December 31, 2009
	Fair value through profit or loss		Hedges	Measurement hierarchy			Liabilities at amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Issues	-	-	-	-	-	-	35,843	35,843	37,890
Interest-bearing debt	705	-	2,285	147	2,843	-	17,958	20,948	20,840
Total financial liabilities	705	-	2,285	147	2,843	-	53,801	56,791	58,730

Millions of euros	December 31, 2008
	Fair value through profit or loss		Hedges	Measurement hierarchy			Liabilities at amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Issues	-	-	-	-	-	-	30,079	30,079	28,203
Interest-bearing debt	1,013	3	1,980	-	2,996	-	19,930	22,926	22,253
Other financial liabilities	-	-	-	-	-	-	183	183	183
Total financial liabilities	1,013	3	1,980	-	2,996	-	50,192	53,188	50,639

Some of the financing arranged by various Telefónica group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2009 and 2008 is as follows:

Millions of euros	Domestic currency issues	Foreign currency issues	Short-term promissory notes and commercial paper	Other long-term marketable debt securities	Total
Balance at 12/31/07	11,716	14,058	2,202	2,081	30,057
New issues	1,247	70	14	15	1,346
Redemptions, conversions and exchanges	(737)	(448)	(643)	(22)	(1,850)
Changes in consolidation scope	-	4	-	-	4
Revaluation and other movements	1,405	(885)	22	(20)	522
Balance at 12/31/08	13,631	12,799	1,595	2,054	30,079
New issues	5,750	2,855	105	-	8,710
Redemptions, conversions and exchanges	(1,152)	(802)	(909)	-	(2,863)
Changes in consolidation scope	-	-	-	-	-
Revaluation and other movements	(654)	535	82	(46)	(83)
Balance at 12/31/09	17,575	15,387	873	2,008	35,843

Debentures, bonds and other marketable debt securities

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., both of which are wholly owned subsidiaries of Telefónica, S.A.

Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2009 and 2008, as well as the significant issues made in each year.

Promissory notes & commercial paper

At December 31, 2009 and 2008, Telefónica, S.A. had a promissory note program for issuance of up to 2,000 million euros. The outstanding balances at December 31, 2009 and 2008 were 254 million euros and 741 million euros, respectively, carrying average interest rates of 1.318% and 4.49%, respectively.

At December 31, 2009, Telefónica Europe, B.V. had a commercial paper program secured by Telefónica, S.A. for issuance of up to 2,000 million euros. The outstanding balances on this program at December 31, 2009 and 2008 were 551 million euros and 840 million euros, respectively, carrying average interest rates of 1.17% and 3.70%, respectively.

Other marketable debt securities

This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:

•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.

b) Interest-bearing debt

The detail of “Interest-bearing debt” is as follows:

Millions of euros	Balance at 12/31/09			Balance at 12/31/08
	Current	Non-current	Total	Current	Non-current	Total

Loans and other payables	1,789	16,169	17,958	3,752	16,178	19,930
Derivative financial liabilities (Note 16)	1,432	1,558	2,990	747	2,249	2,996
Total	3,221	17,727	20,948	4,499	18,427	22,926

The average interest rate on outstanding loans and other payables at December 31, 2009 was 3.58% (4.28% in 2008). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2009 and 2008 and their nominal amounts are provided in Appendix IV.

Interest-bearing debt arranged in 2009 and 2008 mainly includes the following:

•
On February 13, 2009, Telefónica, S.A. executed, with a group of participating banks in the 6,000 million euro syndicated line of credit dated June 28, 2005 maturing on June 28, 2011, an extension of 4,000 million euros of the 6,000 million euros available at such date, for an additional period of one year for 2,000 million euros and two years for the remaining 2,000 million euros.

•	On December 28, 2009, Colombia de Telecomunicaciones, S.A., ESP. signed a loan for 310,000 million Colombian pesos (equivalent to 105 million euros at December 31, 2009) maturing on December 28, 2014.

•
On January 15, 2008, Telefónica Móviles Colombia, S.A. drew down the entire amount of financing arranged on December 10, 2007, which was structured in two tranches. Tranche A, for 125 million US dollars, entailed bilateral financing with the Inter-American Development Bank (IDB) maturing in 7 years. Tranche B entailed a 5-year 475 million US dollar syndicated credit facility with a group of banks, in which the IDB acted as agent bank.

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

and maturing on August 15, 2014. In 2009, an additional 89 million Brazilian reais were drawn down.

•	On June 9, 2008, Compañía de Telecomunicaciones de Chile, S.A. (CTC) extended the maturity of a 150 million US dollar syndicated loan to May 13, 2013.

•
On October 28, 2008, Telesp drew down an additional 886 million Brazilian reais of the financing arranged with the BNDES on October 23, 2007 and maturing on May 15, 2015. In 2009, an additional 273 million Brazilian reais were drawn down.

The main repayments or maturities of bank interest-bearing debt in 2009 and 2008 are as follows:

•	On July 6, 2009, the syndicated loan facility arranged by Telefónica, S.A. with a group of banks on July 6, 2004, for 3,000 million euros, matured as scheduled.

•
Telefónica Finanzas, S.A.U. (Telfisa) made the payments corresponding to 2009 on certain finance deals arranged with the EIB for an amount equal to approximately 77 million euros (502 million euros in 2008), of which 26 million euros relate to financing matured (440 million euros in 2008).

At December 31, 2009, the Telefónica Group had total unused credit facilities from various sources amounting to over 7,200 million euros (over 7,400 million euros at December 31, 2008).

Loans by currency

The breakdown of loans by at December 31, 2009 and 2008, along with the equivalent value of foreign-currency loans in euros, are as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/09	12/31/08	12/31/09	12/31/08
Euros	10,835	11,592	10,835	11,592
US dollars	2,498	3,267	1,734	2,444
Brazilian reais	3,114	3,228	1,242	992
Argentine pesos	603	51	110	11
Colombian pesos	7,675,200	7, 819,166	2,610	2,502
Yen	17,258	58,832	130	467
Chilean peso	151,943	176,163	208	199
New soles	1,120	1,096	269	251
Pounds sterling	708	1,383	798	1,452
Czech crown	301	389	11	14
Other currencies			11	6
Total Group	N/A	N/A	17,958	19,930

(14)	TRADE AND OTHER PAYABLES

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/09		12/31/08
	Non-current	Current	Non-current	Current
Trade payables	-	6,963	-	7,845
Advances received on orders	-	115	-	94
Other payables	752	5,130	582	4,316
Deferred income	497	1,528	535	1,214
Payable to associates (Note 9)	-	287	-	182
Total	1,249	14,023	1,117	13,651

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on prepay contracts. These will be recognized as revenue over the estimated customer relationship period (see Note 3.o) or as the purchases related to the revenue are incurred.

The detail of “Other payables” under “Current liabilities” at December 31, 2009 and 2008 is as follows:

Millions of euros	Balance at 12/31/09	Balance at 12/31/08
Dividends payable by Group companies	157	157
Payables to suppliers of property, plant and equipment, current	3,598	2,915
Accrued employee benefits	695	595
Other non-financial non-trade payables	680	649
Total	5,130	4,316

(15)	PROVISIONS

The amounts of provisions in 2009 and 2008 are as follows:

Millions of euros	12/31/09			12/31/08
	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	667	3,594	4,261	791	4,002	4,793
- Post-employment plan	652	2,418	3,070	781	2,993	3,774
- Post-employment defined benefit plans	-	911	911	-	741	741
- Other benefits	15	265	280	10	268	278
Other provisions	296	1,399	1,695	315	1,419	1,734
Total	963	4,993	5,956	1,106	5,421	6,527

Employee benefits

a)	Post-employment plans

In the last few years, Telefónica has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España through various voluntary, universal and non-discriminatory programs, which was announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros.

Provisions recorded for this plan at December 31, 2009 and 2008 amounted to 2,295 and 2,689 million euros, respectively.

Furthermore, at December 31, 2009, the Group had recorded provisions totaling 775 million euros (1,085 million euros at December 31, 2008) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2009 and 2008 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

The Group made efforts in 2007 to adapt headcount in line with the integration of its businesses, for which it recorded provisions of 838 million euros, mainly in Latin America (306 million euros), Spain (325 million euros) and Europe (158 million euros) (see Note 19).

The movement in provisions for post-employment plans in 2009 and 2008 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/07	4,584
Additions	321
Retirements/amount applied	(1,121)
Transfers	1
Translation differences and accretion	(11)
Provisions for post-employment plans at 12/31/08	3,774
Additions	109
Retirements/amount applied	(1,021)
Transfers	59
Translation differences and accretion	149
Provisions for post-employment plans at 12/31/09	3,070

b)	Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/09	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	451	191	922	37	159	11	1,771
Assets	-	-	(744)	(58)	(116)	-	(918)
Net provision before asset ceiling	451	191	178	(21)	43	11	853
Asset ceiling	-	-	-	15	12	-	27
Net provision	451	191	178	-	80	11	911
Net assets	-	-	-	6	25	-	31

12/31/08	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	485	188	587	33	104	12	1,409
Assets	-	-	(579)	(51)	(78)	-	(708)
Net provision before asset ceiling	485	188	8	(18)	26	12	701
Asset ceiling	-	-	-	13	19	-	32
Net provision	485	188	10	-	46	12	741
Net assets	-	-	2	5	1	-	8

The movement in the present value of obligations in 2009 and 2008 is as follows:

	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Present value of obligation at 12/31/07	483	152	947	37	99	40	1,758
Translation differences	-	-	(199)	-	(38)	(30)	(267)
Current service cost	-	7	39	3	1	1	51
Interest cost	22	7	50	2	9	-	90
Actuarial losses and gains	35	26	(235)	(8)	40	1	(141)
Benefits paid	(55)	(4)	(21)	-	(7)	-	(87)
Plan curtailments:	-	-	6	(1)	-	-	5
Present value of obligation at 12/31/08	485	188	587	33	104	12	1,409
Translation differences	-	-	42	-	38	(4)	76
Current service cost	-	7	22	2	1	2	34
Interest cost	16	7	42	2	12	1	80
Actuarial losses and gains	3	(4)	241	-	11	-	251
Benefits paid	(53)	(7)	(18)	-	(7)	-	(85)
Plan curtailments:	-	-	6	-	-	-	6
Present value of obligation at 12/31/09	451	191	922	37	159	11	1,771

Movements in the fair value of plan assets in 2009 and 2008 are as follows:

	Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/07	970	44	89	65	1,168
Translation differences	(189)	-	(24)	(63)	(276)
Expected return on plan assets	67	2	9	-	78
Actuarial losses and gains	(327)	(1)	5	-	(323)
Company contributions	81	6	2	1	90
Employee contributions	1	-	-	-	1
Benefits paid	(24)	-	(3)	(3)	(30)
Fair value of plan assets at 12/31/08	579	51	78	-	708
Translation differences	42	-	29	(3)	68
Expected return on plan assets	43	2	7	3	55
Actuarial losses and gains	59	(2)	5	-	62
Company contributions	36	7	2	-	45
Employee contributions	1	-	-	-	1
Benefits paid	(16)	-	(5)	-	(21)
Fair value of plan assets at 12/31/09	744	58	116	-	918

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with the asset ceilings of these plans in 2009, 2008 and 2007, before the related tax effect, are as follows:

Millions of euros	2009	2008	2007
Spain	1	(61)	25
Europe	(184)	(85)	36
Latin America	(6)	(36)	(7)
Total	(189)	(182)	54

The Group’s principal defined-benefit plans are:

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

The amount for this provision totaled 451 million euros at December 31, 2009 (485 million euros at December 31, 2008).

b.	Survival: Survivors of serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 191 million euros at December 31, 2009 (188 million euros at December 31, 2008).

These plans do not have associated assets which qualify as “plan assets” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/09	12/31/08	12/31/09	12/31/08
Discount rate	0.382%-3.903%	2.596%-3.900%	0.382%-3.903%	2.596%-3.900%
Expected rate of salary increase	2.50%	2.50%	-	-
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	92% PERM 2000C/100% PERF 2000 C	PERM/F 2000 C

b)     Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.

The number of beneficiaries of these plans at December 31, 2009 and 2008 is as follows:

Employees	2009	2008
UK	4,613	4,636
Germany	5,594	4,964
Other	401	393
Total	10,608	9,993

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/09		12/31/08
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.6%	3.80%	4.0%	3.25% -3.80%
Nominal rate of pension payment increase	3.6%	1.0%-4.0%	2.8%-3.0%	2.0%-4.0%
Discount rate	5.8%	6.1%	6.6%	6.2%
Expected inflation	3.6%	1.0%-4.0%	3.0%	2%
Expected return on plan assets
- Shares	8.0%	N/A	7.4%	N/A
- UK government bonds	4.4%	N/A	3.6%	N/A
- Other bonds	5.3%	N/A	6.6%	N/A
- Rest of assets	4.4% -8.8%	4.25%-4.30%	3.6% -7.6%	4.25%-4.30%
Mortality tables	Pa00mcfl0.5	Prf. Klaus Heubeck (RT 2005 G)	Pa00mcfl0.5	Heubeck RT 2005 G

c)    Plans in Latin America:

Subsidiary Telecomunicações de São Paulo, S.A. and its subsidiaries, and group companies of Brasilcel, N.V. had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/09	12/31/08
Discount rate	9.8%	10.14%
Nominal rate of salary increase	6.14% - 6.79%	6.44% - 7.10%
Expected inflation	4.6%	4.90%
Cost of health insurance	7.74%	8.04%
Expected return on plan assets	9.83% - 14.94%	10.88% - 11.15%
Mortality tables	AT 83	AT 83

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2009 by external and internal actuaries. The projected unit credit method was used in all cases.

c) Other benefits

This heading mainly includes the amount recorded by Telefónica Spain related to the amount accrued of long-service bonuses to be awarded to employees after 25 years’ service.

Other provisions

The movement in “Other provisions” in 2009 and 2008 is as follows:

Millions of euros
Other provisions at December 31, 2007	1,866
Additions	448
Retirements/amount applied	(518)
Transfers	(5)
Inclusion of companies	64
Translation differences	(121)
Other provisions at December 31, 2008	1,734
Additions	381
Retirements/amount applied	(571)
Transfers	(29)
Translation differences	180
Other provisions at December 31, 2009	1,695

“Other provisions” includes the amount recorded in 2007 in relation to the 171 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities.

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 270 million euros (200 million euros in 2008).

Finally, “Other Provisions” in 2009 and 2008 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.l.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

Telefónica is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

1.	Exchange rate risk

Exchange rate risk arises primarily from (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

2.	Interest rate risk

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

Telefónica is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, Telefónica is exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica operates, especially in Latin America.

Telefónica actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and partially, albeit to a lesser extent, investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity. For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt (see Note 2).

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

At December 31, 2009, net debt in Latin American currencies was equivalent to approximately 5,622 million euros. However, the composition of this net debt in the various Latin American currencies is not proportional to the cash flows generated at any given moment. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.

Telefónica aims to protect itself against declines in Latin American currencies relative to the euro affecting our asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2009, Telefónica net debt denominated in dollars was equivalent to 1,744 million euros, of which 981 million euros was related to assets in Latin America and the remaining 763 million euros was related to its investment in China Unicom.

At December 31, 2009, pound sterling-denominated net debt was approximately 2.3 times the value of our 2009 operating income excluding the impact of the depreciation and amortization cost from the Telefónica Europe business unit in the United Kingdom. Telefónica’s aim is to maintain this same proportion of pound sterling-denominated net debt to operating income excluding the impact of the depreciation and amortization cost as the Telefónica net debt to operating income excluding the impact of the depreciation and amortization cost ratio, on a consolidated basis, in order to help them to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2009, was equivalent to 3,799 million euros, less than the 3,855 million euros at December 31, 2008.

To protect our investment in the Czech Republic, Telefónica has net debt denominated in Czech crowns, which at December 31, 2009 was equivalent to 2,513 million euros, almost 59% of the original cost of the investment and less than 2.3 times the operating income excluding the impact of the depreciation and amortization cost of Telefónica Europe’s business in the Czech Republic, down from approximately 3,034 million euros at December 31, 2008.

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

In 2009, exchange rate management resulted in negative exchange rate differences totaling 209 million euros, compared to 24 million euros in positive differences in 2008.

To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2009 were constant during 2010 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that exchange gains or losses recorded for 2010 would be 46 million euros less. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk

Telefónica financial expenses are exposed to changes in interest rates. In 2009, the rates applied to the largest amount of our short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. In nominal terms, at December 31, 2009, 52.6% of Telefónica’s net debt (or 50% of long-term net debt) was at rates fixed for more than one year, compared to 43.8% of net debt (46.3% of long-term net debt) in 2008. Of the remaining 47.4% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 24 percentage points was set for a period of more than one year (10.7% of long-term net debt), compared to 28 percentage points on debt at floating or fixed rates maturing in less than one year (17% of long-term debt) at December 31, 2008. This decrease in 2009 from 2008 is due to the cancellation and maturity (without renewal) of an amount equivalent to 2,234 million euros of caps and floors euros, US dollars and pounds sterling in anticipation of a fall in interest rates.

In addition, early retirement liabilities were discounted to present value over the year, using the curve on the swap rate markets. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expenses rose 18.2% to 3,307 million euros in 2009 from 2,797 million euros de 2008, mainly due to the impact of Venezuela. Stripping out exchange-rate effects, net financial expense for 2009 totaled 2,767 million euros, a 1.9% decrease from the 2,821 million euros recorded in 2008.

To illustrate the sensitivity of net financial expense to variability in short-term interest rates, assuming a 100 basis point increase in interest rates in all currencies in which there are financial positions and no change in the currency make-up and balance of the position at year end, we estimate that net financial expense at December 31, 2009 would have been 124 million euros higher.

Share price risk

Telefónica is exposed to changes in the value of our equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

As part of the shareholder remuneration policy, in 2008, Telefónica announced plans to buy back up to 150 million of our shares. This buyback plan was finished on March 31, 2009.

According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) -(see Note 20)- the shares delivered under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for our ordinary shareholder as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk to us associated with variations in share price under this plan, Telefónica has acquired derivatives that replicate the risk profile of some of the shares derivable under the plan as explained in Note 20.

In addition, part of the 6,329,530 treasury shares of the parent company held at December 31, 2009 may be used to cover shares deliverable under the PSP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Additionally, at the Ordinary General Shareholders’ Meeting of 2009, an incentive plan for Group employees to purchase Telefónica shares was approved. The cost of this plan will not exceed 60 million euros. The plan is expected to be implemented during the first half of 2010. Telefónica will assess if will have to take any action in order to reduce any risk related to the future delivery of shares.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The average maturity of our net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
Telefónica must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2009, the average maturity of 43,551 million euros of net financial debt was 6.55 years. Telefónica would need to generate approximately 6,649 million euros per year to repay the debt in this period if we used all our cash for this purpose.

At December 31, 2009, gross financial debt scheduled maturities in 2010 amounted to approximately 8,647 million euros (including the net position of derivative financial instruments), which is lower than the amount of funds available, calculated as the sum of: (i) current financial assets and cash at December 31, 2009 (10,482 million euros excluding derivative financial instruments), (ii) annual cash generation projected for 2010; and (iii) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 4,480 million euros at December 31, 2009). This gives us flexibility with regard to accessing capital or credit markets in the next 12 months. For a further description of our liquidity and capital resources, see Note 13.2 Financial Liabilities and Appendix III.

Country risk

Telefónica managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2009, its Latin American companies had net financial debt not guaranteed by the parent company of 4,044 million euros, which represents 9.29% of our consolidated net financial debt.

Regarding the repatriation of funds to Spain, it has received 1,790 million euros from our Latin America companies in 2009, of which 766 million euros was from dividends and 1,024 million euros from intra-group loans (payments of interest and repayments of principal) and capital reductions. These amounts were equally offset by additional amounts invested in its Latin American companies, mainly in Peru (27 million euros), in Argentina (2 million euros) and in Colombia (1 million euros). As a result of the foregoing, net funds repatriated to Spain from our Latin America companies amounted to the equivalent of 1,760 million euros as of December 31, 2009.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) "Remittance of earnings, profits, income, interest and dividends from international investment." Telcel, its subsidiary in Venezuela, obtained the aforementioned requested approval on Venezuelan Bolivar fuerte 295 million in 2006, Venezuelan Bolivar fuerte 473 million in 2007 and Venezuelan Bolivar fuerte 785 million in 2008. At December 31, 2009, payment of a dividend in the amount of Venezuelan Bolivar fuerte 1,152 million is pending approval.

Credit risk

Telefónica is exposed to credit risk through its trading in derivatives with counterparties of high creditworthiness and senior debt ratings of at least “A”. In Spain, where it holds most of Telefónica’s derivatives portfolio, it has netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, Telefónica places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where Telefónica operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested. For the parent company, which places the bulk of Telefónica surpluses, the maximum placement in 2009 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by Standard & Poor’s and Moody’s, respectively.

These placements are regulated by a general framework, authorization procedures and homogeneous management practices within Telefónica, based on particular conditions and best international practices observed in the telecom sector, and incorporating this commercial credit risk management approach to Telefónica’s decision policy both from a strategic and operating (in the ordinary course of business) perspective.

Telefónica also considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with Telefónica’s risk-management policy.

Therefore, Telefónica’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage its various units, in order to optimize the risk-reward relationship in its operations and the assessment, particularly, those clients that could cause a material impact on Telefónica’s financial condition.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 11 and 13) and the guarantees given by Telefónica.

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC “weighted average cost of capital”. Telefónica also uses a gearing ratio that enables it to obtain and maintain the desired credit rating over the medium term, and with which Telefónica can match its potential cash flow generation and the alternative uses of this cash flow at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining our financial structure.

Derivatives policy

At December 31, 2009, the nominal value of outstanding derivatives with external counterparties amounted to 131,614 million equivalent, a 7.3% decrease from December 31, 2008 (141,984 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Telefónica’s derivatives policy emphasizes the following points:

1)	Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

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

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica’s subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. Telefónica intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3)	Matching the company contracting the derivative and the company that owns the underlying.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether Telefónica group companies or the banks).

4)	Ability to measure the derivative’s fair value using the valuation systems available to us.

Telefónica uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

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

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when we enter into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of our promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of options are recognized in the income statement. To prevent excessive swings in the income statement from changes in time value, the hedging ratio (amount of options for hedging relative to the amount of options not treated as hedges) is assigned dynamically, as permitted by the standard.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica’s holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company chief financial officer (who is responsible for balancing the interests of each company and those of Telefónica as a whole). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining us as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2009, 2008 and 2007 is as follows:

(Millions of euros)	2009	2008	2007
Interest income	528	589	524
Dividends received	45	67	72
Other financial income	151	217	107
Interest expenses	(3,036)	(3,333)	(3,175)
Ineffective portion of cash flow hedges	(17)	(71)	(43)
Accretion of provisions and other liabilities	(254)	(453)	(200)
Changes in fair value of financial assets at fair value through profit or loss	124	341	25
Changes in fair value of financial liabilities at fair value through profit or loss	(132)	(115)	(4)
Transfer from equity to profit and loss from cash flow hedges	77	(50)	(17)
Transfer from equity to profit and loss from available-for-sale assets	4	(2)	(107)
(Gain)/loss on fair value hedges	(427)	912	75
Loss/(gain) on adjustment to items hedged by fair value hedges	439	(883)	(102)
Other expenses	(269)	(40)	(6)
Net finance costs excluding foreign exchange differences	(2,767)	(2,821)	(2,851)

The breakdown of Telefónica’s derivatives at December 31, 2009, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

Millions of euros	Fair value: at 12/31/09 (**)	Maturity (notional amount) (*)
Derivatives		2010	2011	2012	Subsequent years	Total
Interest rate hedges	(282)	3,044	(103)	163	(2,520)	584
Cash flow hedges	147	1,769	1,143	659	3,024	6,595
Fair value hedges	(429)	1,275	(1,246)	(496)	(5,544)	(6,011)
Exchange rate hedges	1,055	1,792	788	112	4,900	7,592
Cash flow hedges	1,055	1,797	788	112	4,900	7,597
Fair value hedges	-	(5)	-	-	-	(5)
Interest and exchange rate hedges	157	14	(419)	(314)	(281)	(1,000)
Cash flow hedges	152	51	(426)	(171)	(360)	(906)
Fair value hedges	5	(37)	7	(143)	79	(94)
Hedge of net investment in foreign operations	(276)	(2,555)	(958)	(113)	(868)	(4,494)
Derivatives not designated as hedges	(612)	6,110	341	388	(744)	6,095
Interest rate	(299)	5,532	413	483	(1,770)	4,658
Exchange rate	(270)	738	(9)	(28)	1,026	1,727
Interest and exchange rate	(43)	(160)	(63)	(67)	-	(290)

The Company also has debt assigned to the investment of 944 million dollars, 2,643 million pound sterling and 302 million Czech crowns (data in equivalent euros).

The breakdown of Telefónica’s derivatives at December 31, 2008, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

Millions of euros	Fair value: at 12/31/08 (**)	Maturity (notional amount) (*)
Derivatives		2009	2010	2011	Subsequent years	Total
Interest rate hedges	(612)	2,031	1,747	520	72	4,370
Cash flow hedges	183	2,028	493	1,749	3,505	7,775
Fair value hedges	(795)	3	1,254	(1,229)	(3,433)	(3,405)
Exchange rate hedges	519	985	2,382	793	3,717	7,877
Cash flow hedges	519	985	2,382	793	3,717	7,877
Fair value hedges	0	0	0	0	0	0
Interest and exchange rate hedges	(173)	12	458	18	399	887
Cash flow hedges	(71)	18	232	4	288	542
Fair value hedges	(102)	(6)	226	14	111	345
Hedge of net investment in foreign operations	(546)	(2, 830)	(517)	(1,125)	(751)	(5,223)
Derivatives not designated as hedges	(868)	7,328	(627)	(578)	(164)	5,959
Interest rate	(271)	8,587	(303)	(609)	(1,100)	6,575
Exchange rate	(395)	(839)	(137)	96	1,026	146
Interest and exchange rate	(202)	(420)	(187)	(65)	(90)	(762)

(*)  For interest rate hedges, the positive amount is in terms of fixed “payment.”
       For exchange rate hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2009 and 2008 is provided in Appendix III.

17)	INCOME TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 40 companies in 2009 (39 in 2008).

Modification of tax rates

In 2009 and 2008, the impact of changes in the tax rates applicable to the income statements of the main Telefónica Group companies was not material.

Deferred tax

The movements in deferred taxes in 2009 and 2008 are as follows:

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2008	6,980	3,576
Increases	771	188
Decreases	(811)	(955)
Transfers	(864)	(51)
Net international movements	(106)	324
Company movements and others	1	-
Balance at December 31, 2009	5,971	3,082

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2007	7,829	3,926
Increases	1,308	571
Decreases	(1,979)	(526)
Transfers	(39)	(43)
Net international movements	(159)	(352)
Company movements and others	20	-
Balance at December 31, 2008	6,980	3,576

Tax credits for loss carryforwards

The tax loss carryforwards in Spain at December 31, 2009 at the main Group companies amounted to 3,968 million euros (3,643 million euros for companies belonging to the tax group).

The statement of financial position at December 31, 2009 includes a 500 million euro deferred tax asset corresponding to 1,666 million euros of tax loss carryforwards in Spain.

The 2002 tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.) arising through the transfer of certain holdings of Group companies acquired in previous years, which was questioned by the Spanish tax authorities. The challenging of this adjustment in the tax audit has not affected the consolidated financial statements as in accordance with past rulings by the tax authorities, which differed from the interpretation put forward by the Company, the Company decided then not to capitalize it.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company has begun procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No effect on the consolidated financial statements has been considered until the Company receives a definitive ruling on this procedure.

The O2 Germany group has tax credits and deductible temporary differences incurred in prior years amounting to 8,517 million euros, of which 426 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings. These losses were generated by O2 Germany and the rest of the Germany subsidiaries of the Telefónica Group prior to the acquisition of the O2 Group. These tax credits do not expire.

Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2009 amounted to 461 million euros.

Deductions

In the consolidated statement of financial position at December 31, 2009, the Group had recognized 252 million euros of unused tax credits, mainly export activity tax credits.

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the consolidated statement of financial position, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2009 and 2008 are as follows:

	Millions of euros
	2009		2008
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Property, plant and equipment	922	395	809	387
Intangible assets	225	2,084	239	2,085
Personnel commitments	1,088	3	1,325	1
Provisions	769	30	598	11
Investments in subsidiaries, associates and joint ventures	626	147	1,083	256
Other	702	423	620	836
Total	4,332	3,082	4,674	3,576

Tax payables and receivables

Current tax payables and receivables at December 31, 2009 and 2008 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/09	12/31/08
Taxes payable:
Tax withholdings	118	91
Indirect taxes	897	704
Social security	178	187
Current income taxes payable	872	873
Other	701	420
Total	2,766	2,275

	Millions of euros
	Balance at	Balance at
	12/31/09	12/31/08
Tax receivables:
Indirect tax	662	452
Current income taxes receivable	377	365
Other	207	153
Total	1,246	970

Reconciliation of book profit before taxes to taxable income

The reconciliation between accounting profit and the income tax expense for 2009, 2008 and 2007 is as follows:

	Millions of euros
	2009	2008	2007
Accounting profit before tax	10,387	10,915	10,684
Tax expense at prevailing statutory rate	3,116	3,275	3,472
Effect of statutory rate in other countries	(20)	(99)	458
Variation in tax expense from new taxes	(15)	12	(22)
Permanent differences	(402)	243	(1,893)
Changes in deferred tax charge due to changes in tax rate	-	-	(36)
Capitalization of tax deduction and tax relief	(143)	(175)	(200)
Use of loss carryforwards	(5)	(106)	(203)
Decrease in tax expense arising from temporary differences	(82)	(2)	(8)
Consolidation adjustments	1	(59)	(3)
Income tax expense	2,450	3,089	1,565
Breakdown of current/deferred tax expense
Current tax expense	3,848	3,371	2,152
Deferred tax benefit	(1,398)	(282)	(587)
Total income tax expense	2,450	3,089	1,565

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.

As described in Note 2.b), in December 2009, the European Commission released its decision regarding the investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”), deeming the deduction to be state aid. This decision does not affect investments made before December 21, 2007 (see Note 2). As a result of this decision, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 is 591 million euros lower due to the reversal of this liability, included in “Permanent differences” for 2009 in the preceding table.

In 2007, the Company recognized a tax credit arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. as a difference between the tax and carrying amount of the Endemol shares at the time of disposal. The positive impact recognized in “Income tax expense” in the consolidated income statement for the year amounted to 914 million euros, presented in the preceding table under “Permanent differences” for 2007. Also included under “Permanent differences” for 2007 are the accounting gain on this disposal, of 1,368 million euros, and the accounting gain on the disposal of Airwave for 1,296 million euros.

On September 25, 2002, tax inspections commenced at several companies included in tax group 24/90, of which Telefónica is the parent company. The taxes inspected were corporate income tax (for the years from 1998 to 2000) and VAT, tax withholdings and payments relating to personal income tax, tax on investment income, property tax and nonresident income tax (1998 to 2001).

The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 euros. The final outcome of these assessments is not expected give rise to material additional liabilities on the Telefónica Group consolidated financial statements.

In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees.

Telefónica presented in writing its conclusions on September 1, 2008.

On February 22, 2010, Telefónica received the notification of the ruling by the National courts dated February 4, 2010, in which it partially accepted the Company’s allegations.

Telefónica is assessing the impacts, both positive and negative, of this ruling, and as it may appeal for an overturn in the Supreme Court, it does not expect this to give rise additional material liabilities.

A new tax inspection commenced in June 2006 and concluded in July 2008. The taxes subject to review were corporate income tax for the years 2001 to 2004, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the years 2002 to 2004.

In addition to the above, the Company has proposed additional adjustments to the tax amounts considered by Telefónica Móviles, S.A.U. in 2002 (of 2,137 million euros), of approximately 346 million euros. As a result, the inspection resolved the controversy with a new settlement of said tax, which was not accepted by Telefónica for the same reasons put forward before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company.

Telefónica filed an administrative appeal before the National Court of Justice against this resolution of September 10, 2009.

The assessment of this case has not uncovered the need to recognize additional liabilities in the Telefónica Group’s consolidated financial statements.

No material liabilities arose as a result of the inspection of the other items and financial years reviewed, and the Company has not and will not file any appeal.

Meanwhile, after the related inspections, four tax assessments were raised by the State Treasury of Sao Paulo against Telecomunicações de São Paulo, S.A. -Telesp (“Telesp”) in relation to the Merchandise Circulation Tax (ICMS) -similar to the VAT levied on telecommunications services- for different periods between 2001 and 2007. The aggregate amount of the assessments is approximately 413 million euros.

After deciding on the actions to take against the Sao Paolo tax authorities, the Company lost one of the suits in administrative proceedings and is awaiting a decision in first instance in the court proceedings, while the other three in the second instance of administrative proceedings.

The company believes the arguments presented could reasonably lead to favorable rulings by the pertinent judicial bodies.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2008, the main companies of the tax group are open to inspection for all years from 2005.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last five years in Argentina, Brazil, Mexico, Colombia, Venezuela and the Netherlands.

•	The last four years in Ecuador, Nicaragua and Peru.

•	The last three years in Chile, El Salvador, the US and Panama.

•	The last two years in Uruguay.

•	In Europe, O2 Group has the last three years open to inspection in the UK, the last five in Germany and the last two in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

(18)	DISCONTINUED OPERATIONS

None of the Group’s principal operations were discontinued in 2009, 2008 or 2007.

(19)	REVENUE AND EXPENSES

Revenue from operations:

The breakdown of “Revenue from operations” is as follows:

Millions of euros	2009	2008	2007
Rendering of services	52,498	53,751	52,436
Net sales	4,233	4,195	4,005
Total	56, 731	57,946	56,441

Other income

The breakdown of “Other income” is as follows:

	Millions of euros
	2009	2008	2007
Ancillary income	584	702	601
Own work capitalized	720	736	708
Government grants	54	59	57
Gain on disposal of assets	287	368	2,898
Total	1,645	1,865	4,264

“Gain on disposal of assets” in 2009 includes the gain of 220 million euros obtained on the sale of Medi Telecom, S.A. In 2008, this heading mainly included the gain of 143 million euros on the sale of the stake in Sogecable, S.A. (see Note 13) and in 2007, mainly the gains of the holdings in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 1,296 million and 1,368 million euros, respectively.

Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties in Spain and the Czech Republic, which amounted to 47, 104 and 161 million euros in 2009, 2008 and 2007, respectively.

Other expenses

The breakdown of “Other expenses” in 2009, 2008 and 2007 is as follows:

Millions of euros	2009	2008	2007
Leases	1,068	914	938
Advertising	1,123	1,626	2,198
Other external services	7,729	7,539	6,854
Taxes	1,203	1,147	974
Other operating expenses	203	250	303
Changes in trade provisions	874	748	666
Losses on disposal of non-current assets	81	88	148
Total	12,281	12,312	12,081

    Estimated schedule

The estimated payment schedule for the next few years on operating leases and acquisition commitments is as follows:

12/31/09	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating leases	6,547	1,023	1,700	1,327	2,497
Purchase and contract commitments	3,151	1,305	769	395	682

The main finance lease transactions are described in Note 22.

Headcount and employee benefits

a) Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2009, 2008 and 2007, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with segment reporting.

	2009		2008		2007
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,318	35,338	35,708	35,562	37,688	35,792
Telefónica Latin America	50,709	51,606	49,990	49,849	48,844	49,946
Telefónica Europe	28,249	27,023	28,828	28,888	29,249	29,305
Subsidiaries and other companies	140,875	143,459	137,249	142,736	128,271	133,444
Total	255,151	257,426	251,775	257,035	244,052	248,487

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2009 were 129,885 and 132,256, respectively.

Of the final headcount at December 31, 2009, approximately 51.8% are women (50.8% at December 31, 2008).

b) Employee benefits

The Telefónica Group has arranged a defined-contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant. This plan is entirely externalized in outside funds.

At December 31, 2009, a total of 52,912 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (54,819 and 57,675 at December 31, 2008 and 2007, respectively). The contributions made by the various companies in 2009 amounted to 97 million euros (98 and 95 million euros in 2008 and 2007, respectively).

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

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2009	2008	2007
Depreciation of property, plant and equipment	6,095	6,303	6,497
Amortization of intangible assets	2,861	2,743	2,939
Total	8,956	9,046	9,436

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

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2009	2008	2007
Profit attributable to ordinary equity holders of the parent from continuing operations	7,776	7,592	8,906
Profit attributable to ordinary equity holders of the parent from discontinued operations	-	-	-
Total profit attributable to equity holders of the parent for basic earnings	7,776	7,592	8,906
Adjustment for dilutive effects of the conversion of potential ordinary shares	-	-	-
Total profit attributable to equity holders of the parent for diluted earnings	7,776	7,592	8,906

No. of shares	Thousands
	2009	2008	2007
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,552,656	4,645,852	4,758,707
Telefónica, S.A. “Performance Share Plan” share option plan	7,908	5,182	1,808
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,560,564	4,651,034	4,760,515

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

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

Figures in euros	Continuing operations			Discontinued operations			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Basic earnings per share	1.71	1.63	1.87	-	-	-	1.71	1.63	1.87
Diluted earnings per share	1.71	1.63	1.87	-	-	-	1.71	1.63	1.87

(20)	SHARE-BASED PAYMENT PLANS

At year-end 2009, 2008 and 2007, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2009 are as follows:

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

The plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares to be delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

-	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

-
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the Total Shareholder Return (“TSR”), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica's TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2009 marked the end of the first phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009

With the maturity of the plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deduced from the Company’s treasury shares in 2009.

All the shares included in the first phase of the plan were hedged with a derivative instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered to Telefónica, S.A. the own shares contracted. These were accounted for as treasury shares.

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2009 is as follows:

Phase	No. of shares	Unit value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 43, 38 and 23 million euros of employee benefits expenses recorded in 2009, 2008 and 2007 was made in equity.

For the sole purpose of ensuring the shares necessary at the end of the phase begun in 2008 (the third phase of the plan), Telefónica, S.A. purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a total of 2,500,000 shares, part of the shares necessary to settle the phase. This instrument is indexed to the success of the plan; i.e. the instrument has the features as the plan. The cost of the financial instrument was 25 million euros, equivalent to 9.96 euros per option (see Note 16).

For the fourth phase of the Plan, Telefónica, S.A. has acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4,000,000 shares). The cost of the financial instrument was 34 million euros, equivalent to 8.41 euros per option (see Note 16).

b)	Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan” “Performance Share Plan”

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

The estimated duration of this plan is also 7 years, with 5 phases, each of 3 years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average	0%
•	Average	30%
•	Equal to or higher than the third quartile	100%

The number of options assigned at December 31, 2009 was 412,869.

The fair value at December 31, 2009 of the options delivered in each phase in force at that time was 19.55 euros per option.

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

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.

Among unresolved cases or those underway in 2009 (see Note 17 for details of tax-related cases), we would highlight the following:

1.	Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via ruling issued on September 21, 2009, and the appellants charged for the court costs. This ruling was appealed on December 4, 2009.

2.	Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine Government

As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, had been affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one Argentine peso to one US dollar.

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On December 6, 2004, Telefónica filed the “Memorial” or claim with the ICSID, as well as the initial testimonies supporting the claim.

On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract pursuant to the provisions of Article 9 of Law 25561. Among other issues, the memorandum of understanding envisaged the suspension for a certain period of all claims, appeals and demands planned or underway, based on events or measures taken as a result of emergency situation established by Law No. 25561 with regard to the Transfer Agreement and the license granted to Telefónica Argentina.

On August 21, 2009, after successive extensions of the period of suspension included in the memorandum of understanding, Telefónica and the Argentine Government agreed to consider this arbitration proceeding concluded. As a result, both parties requested the ICSID Court to file the proceeding, which the court agreed to on September 24, 2009.

3.	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 1, 2004, the TDC ruled that Telefónica de España had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialing arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of 57 million euros.

Telefónica de España filed an appeal for judicial review of this decision. On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal to overturn the Supreme Court ruling on January 15, 2008, which Telefónica contested in July of 2008. This Court has set April 6, 2010 as the judgment date.

4.	Cancellation of the UMTS license granted to Quam GMBH in Germany.

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license; i.e. 8.4 million euros.

This claim was rejected by the Cologne Administrative Court. Quam GmbH appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Finally, Quam GmbH filed a new claim in third instance before the Federal Supreme court for Administrative Cases, which was not admitted for processing. Quam GmbH appealed this decision on August 14, 2009, and is currently awaiting another decision by this court.

5.	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.

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

6.
Claim against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

Brasilcel, N.V. (VIVO) Group operators, together with other Brazilian wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund to pay for the obligations to provide universal service- with retroactive application from 2000. On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the appellants, preventing ANATEL’s decision from being applied. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telesp and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

7.	Proceeding before the Prague District Court against the ruling of the Czech Telecommunications Office dated December 22, 2003.

On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom, a.s. (now Telefónica O2 Czech Republic, a.s.) to pay T-Mobile Czech Republic, a.s. (T-mobile) an amount of approximately 898 million Czech crowns (approximately 26.4 million euros) in interconnection fees (call termination) for the period from January to November 2001.

Although the administrative procedure filed by Telefónica O2 Czech Republic, a.s. (Telefónica O2 Czech Republic) against this resolution had yet to be resolved, in 2007 T-Mobile asked Prague District Court no. 3 to execute the ruling, entailing an amount of approximately 1,859 million Czech crowns (approximately 57.3 million euros) of principal and interest. The Court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic, whose inadmissibility it had requested.

Telefónica O2 Czech Republic paid approximately 2,023 million Czech crowns (approximately 82 million euros) to prevent a potential order of execution and to remove the preventive embargo on its assets. Nonetheless, the procedure continued in the courts. In April 2009, an agreement was reached between T-Mobile and Telefónica O2 Czech Republic that ended the procedure, whereby T-Mobile returned approximately 1,053 million Czech crowns (approximately 40 million euros) to Telefónica O2 Czech Republic.

8.	Public civil procedure by the Sao Paulo government against Telesp for alleged reiterated malfunctioning in the services provided by Telesp compensation for damages to the customers affected.

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telesp, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais, calculated on the company’s revenue base over the last five years. A potential charge of responsibility for compensation by Telesp would be carried out through the settlement and executing of the ruling at the request of individual consumers. It is impossible to quantify the amount of this lawsuit at present.

This proceeding was suspended via resolution dated November 5, 2009, for a period of 90 days, to assess the proposed agreement being negotiated between the parties. As no agreement was reached, the suspension was lifted and the procedure remains in the courts.

Commitments

Agreements with Portugal Telecom (Brazil).

In accordance with the agreements signed between the Telefónica Group and the Portugal Telecom Group governing their 50/50 joint venture, Brasilcel, N.V., which groups together their cellular businesses in Brazil, the Portugal Telecom Group is entitled to sell to Telefónica, S.A., which is obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica or at any of its subsidiaries that hold a direct or indirect ownership interest in Brasilcel, N.V.

Similarly, Telefónica is entitled to sell to the Portugal Telecom Group, which is obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, SGPS, S.A., at PT Móveis, SGPS, S.A or at any of their subsidiaries that hold a direct or indirect ownership interest in Brasilcel, N.V.

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

Guarantees provided for Ipse 2000 (Italy).

At December 31, 2009, the Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. The only payment pending at December 31, 2009, was the last of the 10 monthly payments scheduled.

In this respect, Telefónica (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee (cash collateral) for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

At December 31, 2009, the amount corresponding to the Telefónica Group in this cash collateral was 97.5 million euros.

Commitments relating to the acquisition in Germany of HanseNet Telekommunikation GmbH by Telefónica Deutschland GmbH

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase price agreed by the parties was based on the firm value of 900 million euros, subject to a series of adjustments upon completion of the transaction.

The purchase and sale was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010. The transaction was completed in February 2010; hence the outstanding payment commitment was fulfilled (see Note 24).

Agreements with PRISA-SOGECABLE

On November 25, 2009, Telefónica signed an agreement with Promotora de Informaciones, S.A. (“Prisa”) and Sogecable, S.A.U. (“Sogecable”) for the acquisition of a 21% stake in DTS Distribuidora de Televisión Digital, S.A. (“DTS”), the company that will include the pay-TV services of PRISA Group (Digital+), for a firm value of 2,350 million euros.

Additionally, on the same date Telefónica signed a shareholder agreement with Prisa and Sogecable for DTS (“Shareholder agreement”), which will come into effect following completion of the transaction and will establish, among other things, that in the event of a change in control at Telefónica, Sogecable will have the right to acquire from Telefónica, which will be obliged to sell, its stake in DTS. Similarly, in the event of a change of control at Prisa, Telefónica will have the right to buy from Sogecable, which will be obliged to sell, its stake in DTS. In these events, the acquisition would be carried out at the real value of the shares based on an independent valuation by investment banks in accordance with the procedure stipulated in the agreement (see Note 24).

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2009 were prepared, and the provisions recorded in respect of the commitments taken as a whole are not material.

b)	Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2009 and 2008 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated statement of financial position, respectively.

The Group has launched various projects with a view to reducing the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contributes to optimizing the company's processes (operations, suppliers, employees, customers and society).

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

Fees for 2009 and 2008 of the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs amounted to 24.07 and 24.45 million euros, respectively.

The detail of these amounts is as follows:

	Millions of euros
	2009	2008
Audit services (1)	22.62	22.79
Audit-related services (2)	1.40	1.65
Tax services (3)	0.01	0.00
All other services (4)	0.04	0.01
TOTAL	24.07	24.45

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

(3)	Tax services: the services included under this heading relate to the review of tax obligations.

(4)	All other services: the services included under this heading relate to training.

Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 1.17 and 1.39 million euros, respectively, corresponding to 50% of the fees by proportionally consolidated companies, were included in 2009 and 2008, respectively.

Fees for 2009 and 2008 of other auditors amounted to 21.60 million euros and 15.95 million euros, respectively, as follows:

	Millions of euros
	2009	2008
Audit services	0.86	0. 71
Audit-related services	2.17	1.05
Tax services	3.95	4. 35
All other services	14.62	9.84
TOTAL	21.60	15.95

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2009 and 2008, a total of 0.24 and 0.34 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.

d)	Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

e)	Directors’ and Senior executives’ compensation and other benefits

The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In this respect, it was also agreed that executive Board members, other than the Chairman, would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Standing Committee and the advisory or control committees.

(Euros) Position	Board of Directors	Standing Committee	Advisory or Control Committees
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	-
Board member: Executive Proprietary Independent Other external	- 150,000 150,000 150,000	- 100,000 100,000 100,000	- 14,000 14,000 14,000

In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.

Total compensation paid to Telefónica Directors for discharging their duties in 2009 amounted to 4,081,333 euros in fixed compensation and 252,500 euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,791,104 euros. In addition, the Company directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received a total of 553,750 euros in 2009.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica Directors for discharging their duties in 2009:

(Euros) Board Members	Board of Directors	Standing Committee	Other Board Committees		TOTAL
			Fixed payment	Attendance fees
Chairman
Mr. César Alierta Izuel	300,000	100,000	-	-	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	-	-	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	-	56,000	22,500	328,500
Members
Mr. Julio Linares López	-	-	-	-	-
Mr. José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
Mr. José Fernando de Almansa Moreno-Barreda	150,000	-	56,000	21,250	227,250
Mr. José María Álvarez-Pallete López	-	-	-	-	-
Mr. David Arculus	150,000	-	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	-	14,000	10,000	174,000
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	16,250	322,250
Mr. Peter Erskine	150,000	100,000	56,000	25,000	331,000
Mr. Alfonso Ferrari Herrero	150,000	100,000	84,000	38,750	372,750
Mr. Luiz Fernando Furlán	150,000	-	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	42,500	390,500
Mr. Pablo Isla Álvarez de Tejera	150,000	-	84,000	16,250	250,250
Mr. Antonio Massanell Lavilla	150,000	-	65,333	28,750	244,083
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	15,000	321,000
TOTAL	2,600,000	800,000	681,333	252,500	4,333,833

In addition, the breakdown of the total paid to executive directors Mr.César Alierta Izuel, Mr.Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

ITEM	2009 (euros)
Salaries	5,947,604
Variable compensation	8,058,179
Compensation in kind (1)	100,051
Contributions to pension plans	25, 444
(1) “Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives (see Note 19), the total amount of contributions made by the Telefónica Group in 2009 in respect of executive Directors was 1,925,387 euros.

In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 20), the maximum number of shares corresponding to the second, third and fourth phases of the Plan will be given (on July 1, 2010, July 1, 2011 and July 1, 2012) to each of Telefónica, S.A.’s executive Directors if all the terms established for such delivery are met, is as follows: For Mr. César Alierta Izuel, 116,239, 148,818 and 173,716 shares, respectively; for Mr. Julio Linares López, 57,437, 101,466 and 130,287 shares, respectively, for Mr. José María Álvarez-Pallete López, 53,204, 67,644 and 78,962 shares, respectively. Similarly, with respect to the execution of the first phase of the Plan in July 2009, since the Total Shareholder Return (“TSR”) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: to Mr. César Alierta Izuel, 129,183 shares; to Mr. Julio Linares López, 65,472 shares; and to Mr. José María Álvarez-Pallete López, 62,354 shares.

It should be noted that the external Directors do not receive and did not receive in 2009 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2009 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica, S.A. as a listed company in that market.

Meanwhile, the six senior executives of the Company, excluding those that are directors, received a total for all items in 2009 of 10,533,852 euros. In addition, the contributions by the Telefónica Group in 2009 with respect to the Pension Plan described in Note 19 for these directors amounted to 922,728 euros.

Furthermore, the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” assigned to the Company’ senior executives for each of the periods is 130,911 shares for the second phase, 306,115 shares for the third phase and 394,779 shares for the fourth phase. Similarly, as explained above, these senior executives received a total of 284,248 shares in the first phase of the Plan.

f)
Equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of this parties:

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., including Telefónica Group companies, in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them, on their own behalf or on behalf of others:

Name	Activity	Company	Position or functions	Stake %1
Mr. César Alierta Izuel	Telecommunications	Telecom Italia S.p.A.	Director	--
	Telecommunications	China Unicom (Hong Kong) Limited	Director	--
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. Julio Linares López	Telecommunications	Telefónica de España, S.A.U.	Director	--
	Telecommunications	Telefónica Móviles España, S.A.U.	Director	--
	Telecommunications	Telefónica Europe, Plc.	Director	--
	Telecommunications	Telecom Italia S.p.A.	Director	--
Mr. José Fernando de Almansa Moreno-Barreda	Telecommunications	Telefónica Internacional, S.A.U.	Director	--
	Telecommunications	Telefónica del Perú, S.A.A.	Director	--
	Telecommunications	Telefónica de Argentina, S.A.	Director	--
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	--
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director	--
Mr. José María Álvarez-Pallete López	Telecommunications	Telefónica Internacional, S.A.U.	Executive Chairman	--
	Telecommunications	Telefónica DataCorp, S.A.U.	Director	--
	Telecommunications	Telefónica de Argentina, S.A.	Acting Director	--
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman	--
	Telecommunications	Telefónica Chile, S.A.	Acting Director	--
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman	--
	Telecommunications	Colombia Telecomunicaciones, S.A. ESP	Director	--
	Telecommunications	Telefónica del Perú, S.A.A.	Director	--
	Telecommunications	Brasilcel, N.V.	Chairman of Supervisory Board	--
	Telecommunications	Telefónica Móviles Colombia, S.A.	Acting Director	--
	Telecommunications	Telefónica Larga Distancia de Puerto Rico, Inc.	Director	--
	Telecommunications	Telefónica Móviles Chile, S.A.	Acting Director	--
	Telecommunications	Portugal Telecom, SGPS., S.A.	Director	--
Mr. David Arculus	Telecommunications	Telefónica Europe, Plc.	Director	--
	Telecommunications	British Sky Broadcasting Group, Plc.	--	< 0.01%
	Telecommunications	BT Group, Plc.	--	< 0.01%
Mr. Peter Erskine	Telecommunications	Telefónica Europe, Plc.	Director	--
Mr. Alfonso Ferrari Herrero	Telecommunications	Telefónica Internacional, S.A.U.	Director	--
	Telecommunications	Telefónica Chile, S.A.	Acting Director	--
	Telecommunications	Telefónica de Perú, S.A.A.	Director	--
	Telecommunications	Telefónica Móviles Chile, S.A.	Director	--
Mr. Luiz Fernando Furlán	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	--
	Telecommunications	Telefónica Internacional, S.A.U.	Director	--
Mr. Francisco Javier de Paz Mancho	Telecommunications	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman	--
	Telecommunications	Telefónica Internacional, S.A.U.	Director	--
	Telecommunications	Telefónica de Argentina, S.A.	Director	--
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	--

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

________________________
1  In cases where the shareholding is less than 0.01% of share capital, “<0.01%” is noted.

(22)	FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:

a)	Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

Millions of euros	Present value	Revaluation	Installments pending payment
Within one year	52	6	58
From one to five years	203	86	289
Total	255	92	347

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2009 and 2008, net assets under this lease amounting to 208 and 186 million euros, respectively, were recognized under property, plant and equipment.

b)	Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP.

Similarly, via its subsidiary Colombia Telecomunicaciones, S.A. ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia de Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia de Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

	Present value	Revaluation	Installments pending payment
2010	101	68	169
2011	97	86	183
2012	128	143	271
2013	123	170	293
2014	119	199	318
Subsequent years	808	2,891	3,699
Total	1,376	3,557	4,933

The net amount of property, plant and equipment recorded under the terms of this lease was 483 million euros at December 31, 2009 (547 million euros at December 31, 2008).

(23)	CASH FLOW ANALYSIS

Net cash flow from operating activities

Net cash flow from operating activities fell 1.33% to 16,148 million euros in 2009 from 16,366 million euros in 2008, which was 5.24% higher than the 15,551 million euros obtained in 2007.

Telefónica Latin America, as the Group’s driver, Telefónica Europe, which is achieving solid results thanks to the advantages afforded by its larger size and efficiency gains, and the businesses in Spain, which boasts efficient commercial activity, coupled with control over costs and capex are all easing the pressure of revenue on operating cash flow.

Meanwhile, cash payments to suppliers and employees in 2009 decreased by 4.75% to 46,198 million euros from 48,500 million euros in 2008. This reduction is the result of cost containment amid efforts to maximize the efficiency of the cost structure. Employee benefits expense rose in 2009 in line with the increase the costs related to the higher average headcount in the year. In 2009, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 21,161 million euros, 2.92% more than the 20,560 million euros generated in 2008. Driving this increase were the Company’s highly diversified business mix and its ability to deliver in an ever-changing environment, not to mention its skilled management of costs and investment. Strong commercial efforts are helping drive growth in accesses across all operating businesses and regions, helping generate operating cash flow. In 2008, operating cash flow totaled 20,560 million euros, 2.26% more than the 20,105 million euros generation in 2007. This increase was largely driven by the Group’s strong position in its main markets, the impact of the Company’s extensive business diversification and its strategic commitment to tapping the growth potential of its operating markets. Meanwhile, strong commercial efforts helped drive growth in accesses across all operating businesses and regions, thereby helping boost operating cash flow.

Customer collections increased by 2.46% to 67,358 million euros in 2009 (from 69,060 million euros in 2008), in line with the performance of revenues from operations in the year. Customer collections increased by 2.88% to 69,060 million euros in 2008 (from 67,129 million euros in 2007). This growth was the result of higher revenue due to the growth in accesses, which in turn was due to the success of the commercial campaigns to win and retain customers.

Meanwhile, cash payments to suppliers and employees in 2008 rose 3.14% to 48,500 million euros from 47,024 million euros in 2007. This slight increase was the result of greater commercial efforts in the various geographic areas, mainly to garner customer loyalty, and to higher interconnection charges, while maximizing the efficiency of the cost structure.

Cash flows arising from payments of interest and other finance costs in 2009 fell 25.02% to 2,170 million euros, due to the decline in interest rates during the year and the reduction in financial debt in previous years. These figures do not include payments on the main issues made in 2009, which will begin falling due as of 2010. Payments for net interest and other finance costs in 2008 fell 10.15% to 2,894 million euros (from 3,221 million euros in 2007) mostly due to the decrease in financial debt.

Taxes paid in 2009 soared 108.21% to 2,942 million euros from 1,413 million euros in 2008 due to the 1,297 million euros payment on account made by Telefónica, S.A. in the year. Taxes paid in 2008 were 3.02% lower than the 1,457 million euros paid in 2007.

Net cash used in investing activities

Net cash used in investing activities increased by 2.19% in 2009 to 9,300 million euros from 9,101 million euros in 2008.

Net cash used in investing activities increased by 4,509 million euros in 2008, to 9,101 million euros from 4,592 million euros in 2007. Payments on investments in companies (net of cash and cash equivalents acquired) in 2008 declined by 22.16%, from 2,798 million euros to 2,178 million euros. The main investments were the acquisitions of Telemig by Brasilcel, N.V. for 347 million euros, of shares of China Netcom and China Unicom for 688 and 424 million euros, respectively, and of 51.8% of CTC’s non-controlling interests for 640 million euros. The main payment on investments in 2007 was for the 42.3% stake in Telco S.p.A. for 2,314 million euros.

Payments on financial investments not included in cash equivalents amounted to 1,411 million euros, compared to 114 million euros in 2008. This increase was the result of investments in deposits and other long-term financial instruments.

Investment in property, plant and equipment and intangible assets in 2009 totaled 7,593 million euros, 3.75% less than the 7,889 million euros of 2008. This decrease is in line with the decline in acquisitions of property, plant and equipment during the year.

The amount at December 31, 2008 was 615 million euros higher than in 2007 (7,274 million euros) driven by further investment in fiber optics, 3G, TV and ADSL.

Proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to 686 million euros in 2008, mainly due to the 648 million euros obtained from the sale of Sogecable. In 2007, this figure was 5,346 million euros and entailed disposals of stakes in Airwave and Endemol for 2,841 million and 2,107 million euros, respectively.

In 2009, net short-term financial investments included in cash flows from cash surpluses not included under cash equivalents in 2009 amounted to 548 million euros. Net disposals of these investments in 2008 amounted to 76 million euros.

Net cash used in financing activities

Net cash used in financing activities in 2009 totaled 2,281 million euros, 71% less than the 7,765 million euros of 2008, mainly due to the 8,617 million euros of proceeds from the issuance of debentures and bonds (1,317 million euros in 2008).

Net cash used in financing activities in 2008 totaled 7,765 million euros, down from 9,425 million euros in 2007. The 1,660 million euro decline was due basically to the decrease in the repayment of financing due to the decline in the debt balance in the last few years.

(24)	EVENTS AFTER THE REPORTING PERIOD

Significant events affecting Telefónica taking place from December 31, 2009 to the date of preparation of these consolidated financial statements include:

Financing

a) Maturity of debentures and bonds:

On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on July 25, 2006 under the bond issuance program (“EMTN”) registered with the London Stock Exchange for an aggregate amount of 1,250 million euros.

b) Voluntary early redemptions:

The following issues were redeemed voluntarily before maturity in the early months of 2010:

-
On January 29, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011 by one year for 2,000 million euros and two years for the other 2,000 million euros.

-	Similarly, on February 11, 2010, Telefónica, S.A. made a voluntary repayment of 500 million euros on the same loan.

c) Financing of Telco

On January 11, 2010, Telco S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with Telecom Italia S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.

The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros.

d) Financing of ECAs

On February 12, 2010, Telefónica, S.A. arranged long-term financing for an amount of 472 million US dollars at fixed rates with a guarantee of the Swedish Export Agency (EKN) to acquire network equipment from a Swedish service provider. This financing entailed three tranches: tranche A, for 232 million US dollars maturing on November 30, 2018, tranche B, for 164 million US dollars maturing on April 30, 2019, and tranche C, for 76 million US dollars maturing on November 30, 2019.

Devaluation of the Venezuelan Bolivar fuerte

Regarding the devaluation of the Venezuelan Bolivar fuerte on January 8, 2010 (see Note 2), the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements will be:

•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group. This effect is estimated at approximately 1,810 million euros.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.

Finally, on January 19, the Venezuelan Authorities announced that they would grant a preferential rate of 2.60 Bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010. To that date, the Company had in fact requested authorizations related to the distribution of dividends of prior years (see Note 16).

Fulfillment of commitments relating to the acquisition in Germany of HanseNet Telekommunikation GmbH by Telefónica Deutschland GmbH

On February 16, 2010, having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The final amount paid out was approximately 912 million euros.

Amendment to the agreements signed with Prisa and Sogecable following the purchase of a stake in Digital+ by Gestevisión Telecinco, S.A.

Following the signing on the agreement between Prisa and Gestevisión Telecinco, S.A. (“Telecinco”) for the sale by Prisa to Telecinco of a 22% stake in Digital+, on January 29, 2010, Telefónica and Prisa signed a new agreement raising the percentage stake to be acquired by Telefónica from 21% to 22%. Meanwhile, following the agreement reached between Prisa and Telecinco, Telefónica has undertaken to renegotiate the terms of the Shareholder Agreement to reflect the shareholder structure of Digital+ following the acquisition of a stake in the company by Telecinco.

The estimated total investment to be made by Telefónica, after deduction of the net debt, will be around 495 million euros, of which approximately 230 million euros will be covered by the assumption by the buyer of subordinated loan between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable (debtor).

This acquisition is subject, among other conditions, to the obtainment of the appropriate regulatory authorizations.

Acquisition of JAJAH

In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe plc, acquired 100% of the shares of JAJAH, the leading communications innovator, for 145 million euros.

(25)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These consolidated financial statements were originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.

These financial statements are presented on the basis of International Reporting Standards as issued by the International Accounting Standars Board (IASB), which do not differ for the purposes of the Telefónica Group from IFRS as adopted by the European Union. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE

The following changes took place in the consolidation scope in 2009:

Telefónica Europe

The companies BT Cellnet Ltd and SPT Telecom Finance, B.V. were disposed of. Both entities, previously included in the consolidated financial statements of the Telefónica Group using the full consolidation method, were removed from the consolidation scope.

In December, German company Telefónica Global Services, GmbH, a wholly owned subsidiary of the Telefónica Group, set up a German company, Telefónica Global Roaming, GmbH, with initial capital of 25 thousand euros. This company was included in the consolidation scope using the full consolidation method.

Telefónica Latin America

Pursuant to Chilean law, on December 1, 2008, Telefónica, S.A., through subsidiary Inversiones Telefónica Internacional Holding, Ltda., launched a second tender offer (“second offer”) for all the shares of Compañía Telefónica de Chile, S.A. (CTC) Telefónica did not already hold (representing 3.25% of CTC’s capital).

Upon completion of the second offer, Telefónica’s indirect stake in CTC increased from 96.75% to 97.89% at the date of filing the notice with the Spanish National Securities Commission, the CNMV, on January 9, 2009. The Telefónica Group still consolidates the Chilean company using the full consolidation method.

Pursuant to the corporate restructuring of the Brazilian group Vivo, on July 27, 2009 Telemig Celular, S.A. was absorbed by Telemig Celular Participaçoes, S.A., which was subsequently absorbed by Vivo Participaçoes, S.A. Following this transaction, Telemig Celular, S.A. and Telemig Celular Participaçoes, which had been fully consolidated in the Telefónica Group, were removed from the consolidation scope. The Telefónica Group still consolidates Vivo Participaçoes, S.A. using proportionate consolidation.

On November 19, 2009, within the scope of the same corporate restructuring, the companies Tagilo Participaçoes, Ltda., Sudestecel Participaçoes, Ltda., Avista Participaçoes, Ltda. and Vivo Brasil Comunicaçoes Ltda. were absorbed by Portelcom Participaçoes, S.A. All these companies, previously consolidated using proportionate consolidations, were removed from the Telefónica Group’s consolidation scope.

In September 2009, deeds of liquidation of Nicaraguan companies Telefónica Móviles Nicaragua, S.A., Doric Holdings y Compañía, Ltda. and Kalamai Holdings y Compañía, Ltda. were executed. The companies, which had been fully consolidated in the Telefónica Group, were removed from the consolidation scope.

On December 3, 2009, following approval by the National Securities Commission of the Argentine Republic, the Argentine securities regulator, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders for a price of approximately 23 million euros. Following this acquisition, the Telefónica Group is owner of all of the shares of the Argentine company. This company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

On October 21, 2009 Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) completed the mutual share exchange agreement through which Telefónica, through Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. This entailed an investment of approximately 1,000 million US dollars of ordinary shares of China Unicom. Following this acquisition, the Telefónica Group’s shareholding interest in China Unicom’s voting share capital increased from 5.38% to 8.06%.

On November 5, the share buyback agreement of one of China Unicom’s core shareholders, SK Telecom Co., Ltd. (“SKT”), was carried out. Following the buyback and cancellation of the shares, the Telefónica Group’s holding in China Unicom’s share capital reached 8.37%. The Telefónica Group accounts for this investment using the equity method.

Other companies

In February 2009, Telefónica International Wholesale Services II, S.L. was incorporated, with initial capital of 3,006 euros, fully subscribed and paid by Telefónica, S.A.. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.

In 2009, Telefónica International Wholesale Services II, S.L. incorporated the European companies TIWS Hungary, TIWS Sweden and TIWS Latvia, subscribing and paying up 100% of their respective share capital. All of these companies have been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In April, Dutch company Atento, N.V. acquired 100% of the shares of Venezuelan company Teleatención de Venezuela, C.A. for approximately 9 thousand euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method. It has been idle since its incorporation.

In April, Chilean company Compañía de Telecomunicaciones de Chile, Marketing e Información, S.A., a subsidiary of Atento Chile, S.A., was wound up. The company, which was fully consolidated in the Telefónica Group’s financial statements, was removed from the consolidation scope.

Spanish company Telefónica Remesas, S.A. was incorporated by Telefónica Telecomunicaciones Públicas, S.A., a wholly owned Telefónica Group subsidiary, with initial capital of 0.3 million euros, fully subscribed and paid. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Móviles España, S.A., a 100% owned subsidiary of Telefónica, S.A., sold its 32.18% stake in Moroccan company Medi Telecom, S.A. (Méditel) and the company’s outstanding loans, for 400 million euros to the rest of Méditel’s local partners. This company, which in 2008 was accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.

In September, Argentine company Atusa, S.A. was incorporated, with initial capital of 50 thousand Argentine pesos, which was fully subscribed. The Telefónica Group paid for 25% of the company. This company has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method.

In 2009, Spanish company Atento Teleservicios España, S.A.U., a wholly owned subsidiary of the Telefónica Group, took over and merged Amsterdam-based company Atento EMEA, B.V. This company, which was fully consolidated in the Telefónica Group’s consolidated financial statements, was removed from the consolidation scope.

Following the sale of Sintonia, S.A.’s stake in Telco S.p.A. (Telco), the Italian company with a 22.45% shareholding in telecommunications operator Telecom Italia S.p.A., Telefónica, S.A.’s stake in Telco increased from 42.3% to 46.18%, maintaining its effective interest in Telecom Italia S.p.A. through this company at 10.36% of the voting shares. The company is still accounted for in the Telefónica Group consolidated financial statements using the equity method.

In November, Telefónica Servicios Audiovisuales, S.A., a whole owned subsidiary of the Telefónica Group, acquired 100% of Spanish company Gloway Broadcast Services, S.L. (“Gloway”) for approximately 6 million euros. This company has been included in the Telefónica Group's consolidated financial statements using the full consolidation method.

The main changes in consolidation scope in 2008 were as follows:

Telefónica Spain

In June 2008, Spanish company Iberbanda, S.A. raised and then decreased capital to offset losses. In the move, Telefónica de España, S.A.U. subscribed more shares than corresponded to its shareholding, thereby raising its stake in the company from 51% to 58.94%. This company is still fully consolidated.

Telefónica Latin America

On September 17, 2008, Telefónica launched a tender offer through its Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía Telefónica de Chile, S.A. (“CTC”) that Telefónica did not control directly or indirectly. This amounted to 55.1% of CTC’s share capital. This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares). The offer was structured as a purchase of shares in cash, initially at a price of 1,000 Chilean pesos for class A shares and 900 Chilean pesos for class B shares. On October 11, 2008 the offer price was increased to 1,100 Chilean pesos for class A shares and 990 Chilean pesos for class B shares.

Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC were tendered, representing 94.11% of the shares to which the offer related and a total investment of approximately 640 million euros.

After settlement of the transaction, Telefónica’s indirect ownership in CTC’s share capital increased from 44.9% to 96.75%. This Chilean company was still included in the Telefónica Group’s consolidation scope using the full consolidation method.

Subsequently, pursuant to the obligations in Chilean law, on December 1, 2008, Telefónica, through subsidiary Inversiones Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that it did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid. This offer expired on January 9, 2009.

In August 2008, Telefónica del Perú, S.A.A. acquired 71.29% of Peruvian company Star Global Com, S.A.C. for 8 million US dollars. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

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

On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo Participaçoes, S.A. (Vivo) in their respective extraordinary meetings to reorganize the Vivo Group, whereby TCO IP, S.A. was spun off. Its assets were subsequently integrated under Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., making Vivo a shareholder in both Brazilian companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% and 58.9%, respectively. Both companies were included in the Telefónica Group’s consolidation scope using proportionate consolidation.

Multi Holding Corporation, S.A., which was wholly owned by Telefónica, S.A., was wound up. Accordingly, the company, which was fully consolidated in the Telefónica Group’s financial statements, was removed from the consolidation scope.

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

Other companies

In November 2008, Telefónica del Perú, S.A.A. sold a total of 4,496,984 shares representing approximately 30% of the share capital of Teleatento del Perú, S.A.C. to Dutch company Atento, N.V. (1,124,246 shares), Chilean company Atento Chile (2,323,442 shares) and to shareholders of Teleatento del Perú, S.A.C. itself (1,049,296 shares), for approximately 103 million new soles. Following this transaction, the Telefónica Group holds 100% of the Peruvian company’s share capital. This company was still fully consolidated.

In October 2008, Atento Holding Inversiones y Teleservicios, S.A. (Atento HIT) set up Dutch company Atento EMEA, B.V., with start-up capital of approximately 21 thousand euros. This capital was provided via the spin-off of the wholly owned subsidiary Atento HIT, Atento, N.V. The companies it owned in Europe and Morocco then belonged to the new company Atento EMEA, while those located in Latin America and Italy were still controlled by Atento, N.V. Both the newly created Atento EMEA, B.V. and the existing Atento, N.V. were fully consolidated in the Telefónica Group. In addition, on March 4, 2008, Atento HIT acquired 100% of the shares of Telemarketing Prague, a.s.

In January 2008, Turmed, S.L. and the Telefónica Group, through its wholly owned Terra Networks Asociadas, S.L. subsidiary, sold their 100% stakes in Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., respectively, to the Spanish company Red Universal de Marketing y Bookings On Line, S.A. (RUMBO). The Telefónica Group consolidated this company using the equity method until February 2008 and then proportionately from March. Subsequently, on October 28, 2008, RUMBO, Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A. were merged, with RUMBO absorbing Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., which were extinguished.

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

As a result, the Telefónica Group indirectly held 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco S.p.A. was included in the Telefónica Group’s consolidated financial statements by the equity method.

After a capital hike by Colombian company Telefónica Móviles Colombia, S.A., which Telefónica, S.A. fully subscribed, Telefónica, S.A.’s stake in the company increased to 49.42%, while the shareholding of Colombian company Olympic, Ltd., a 99.99% subsidiary of the Telefónica Group, decreased to 50.58%. The Telefónica Group still consolidated the Colombian operator using the full consolidation method.

In December, Portuguese company Portugal Telecom, SGPS, S.A. (PT) bought back and cancelled 46,082,677 shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese stock market code, Telefónica sold 4,264,394 shares of PT, thereby lowering its stake to 10%. This company was still included in the consolidation scope using the equity method.

In December 2008, Telefactoring Colombia, S.A. was incorporated, with start-up capital amounting to 4 billion Colombian pesos, fully subscribed and paid in. Telefónica subscribed and paid 1,620 million Colombian pesos, equivalent to a 40.5% stake. This company had yet to commence operations and was not included in the consolidation scope at the end of 2008.

Changes to the 2007 consolidation scope are described in the following sections.

Telefónica Europe

Telefónica O2 Europe Plc, a wholly owned subsidiary of Telefónica, S.A., and its 100%-owned subsidiary O2 Holdings, Ltd, sold 100% of the share capital of UK company Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date), obtaining a gain of 1,296 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On December 20, 2007, the O2 Group transferred legal ownership to the entire business in Germany to Telefónica, S.A. through a dividend in kind for 8,500 million euros.

Telefónica Latin America

In 2007, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. acquired 100% of Brazilian company NavyTree Participaçoes, S.A. for 361 million euros. This company was included in the consolidation scope using the full consolidation method.

Other companies

In February 2007, 100% of the shares of Endemol France were sold to Endemol, N.V., a company in which the Telefónica Group has a 75% stake.

In May, 2007, Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a newly created consortium owned equally by Mediacinco Cartera, S.L., a newly created company owned by Italian company Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for 2,629 million euros, obtaining capital gains of 1,368 million euros. This sale was carried out on July 3, 2007. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In August 2007, the Telefónica Group disposed of its 100% holding in Spanish company Azeler Automoción, S.A. for 0.34 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co- Investment Agreement” and “Shareholders Agreement” with a view to establishing the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia S.p.A. through an Italian company, currently called Telco S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 following the inclusion of the Assicurazioni Generali Group companies indicated and the “Shareholders Agreement” was further amended on November 19, 2007.

On October 25, 2007 Telco S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia S.p.A. Also on that date, Assicurazioni Generali S.p.A. (together with its group companies Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) and Mediobanca S.p.A. contributed a total share of 5.6% of Telecom Italia S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco S.p.A.

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

However, as indicated above, on November 19, 2007 the partners expounded on and detailed the “Shareholders Agreement”, as well as the Bylaws of Telco S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações (“ANATEL”), as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s “Ato” no. 68,276 dated October 31, 2007.

Pursuant to clause 8.5(a) of the “Shareholders Agreement,” on November 6, 2007 Telco S.p.A. and Telefónica entered into a Call Option Agreement giving Telefónica the option to buy shares of Telecom Italia S.p.A. in the event Telco S.p.A adopted a resolution to sell or pledge shares of Telecom Italia S.p.A (or rights related to its shares, such as voting rights) by simple majority and Telefónica were the “dissenting party,” under the terms of the “Shareholders Agreement.”

APPENDIX II: DEBENTURES AND BONDS

The list and main features of outstanding debentures and bonds at December 31, 2009 are as follows (in millions of euros):

Telefónica and special purpose vehicles				Maturity
Debentures and bonds	Currency	% Interest rate	Final rate	2010	2011	2012	2013	2014	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	6.390%	-	-	-	-	-	57	57
ABN 15Y BOND	EUR	1.0225xGBSW10Y	3.80%	-	-	-	-	-	50	50
TELEFÓNICA FEBRUARY 90C-12.60%	EUR	12.6%	12.600%	4	-	-	-	-	-	4
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.82%	12.820%	15	-	-	-	-	-	15
Telefónica, S.A.				19	-	-	-	-	107	126
T. EUROPE BV SEP_00 GLOBAL C	USD	7.75%	7.750%	1,735	-	-	-	-	-	1,735
T. EUROPE BV SEP_00 GLOBAL D	USD	8.25%	8.250%	-	-	-	-	-	868	868
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	-	-	-	1,500	-	-	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.11%	2.110%	-	-	113	-	-	-	113
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.060%	-	-	113	-	-	-	113
Telefónica Europe, B.V.				1,735	-	226	1,500	-	1,368	4,829
EMTN O2 EUR (I)	EUR	4.375%	4.375%	-	-	-	-	-	1,750	1,750
EMTN O2 EURO (II)	EUR	3.75%	3.750%	-	2,250	-	-	-	-	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	-	-	-	-	-	844	844
EMTN O2 GBP (II)	GBP	5.375%	5.375%	-	-	-	-	-	563	563
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	-	694	-	-	-	-	694
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	-	-	-	-	-	868	868
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	-	-	-	-	-	1,388	1,388
TELEF. EMISIONES JULY 06	EUR	1 x EURIBOR3M + 0.35000%	1.083%	1,250	-	-	-	-	-	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	-	-	500	-	-	-	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	-	-	-	-	563	-	563
TELEF. EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	1.822%	-	-	-	-	-	55	55
TELEF. EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70000%	1.422%	-	-	-	-	-	24	24
TELEF. EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	-	-	-	-	1,500	-	1,500
TELEF. EMISIONES JUNE A 07	CZK	1 x CZKPRIB_3M + 0.16000%	1.710%	91	-	-	-	-	-	91
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	-	-	113	-	-	-	113
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	-	-	-	-	98	-	98
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	-	-	-	521	-	-	521
TELEF. EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	0.609%	-	-	-	590	-	-	590
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	-	-	-	-	-	486	486
TELEF. EMISIONES JUNE 08	EUR	5.58%	5.580%	-	-	-	1,250	-	-	1,250
TELEF. EMISIONES FEBRUARY 09	EUR	5.431%	5.431%	-	-	-	-	2,000	-	2,000
TELEF. EMISIONES APRIL 2016	EUR	5.4960%	5.496%	-	-	-	-	-	1, 000	1,000
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	2.544%	-	-	-	-	-	400	400
TELEF. EMISIONES APRIL 1, 2016	EUR	5.496%	5.496%	-	-	-	-	-	500	500
TELEF. EMISIONES JULY 6, 2015	USD	4.949%	4.949%	-	-	-	-	-	868	868
TELEF. EMISIONES JULY 15, 2019	USD	5.877%	5.877%	-	-	-	-	-	694	694
TELEF. EMISIONES NOVEMBER 11, 2019	EUR	4.693%	4.693%	-	-	-	-	-	1,750	1,750
EMTN GBP 12/09/22 650 GBP	GBP	5.289%	5.289%	-	-	-	-	-	732	732
TELEF. EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	1.409%	-	-	-	-	100	-	100
Telefónica Emisiones, S.A.U.				1,341	2,944	613	2,361	4,261	11,922	23,442
Total Telefónica, S.A. and special purpose vehicles				3,095	2,944	839	3,861	4,261	13,397	28,397

Foreign operators			Maturity
Debentures and bonds	Currency	% Interest rate	2010	2011	2012	2013	2014	Subsequent years	Total
Marketable debentures	USD	9%	101	-	-	-	-	-	101
Marketable debentures	USD	8.85%	-	80	-	-	-	-	80
Telefónica Argentina, S.A.			101	80	-	-	-	-	181
Series F	UF	6.00%	2	2	2	2	2	3	13
Series L	UF	3.75%	-	-	86	-	-	-	86
Series M	CLP	6.05%	-	-	-	-	28	-	28
Series N	UF	3.50%	-	-	-	-	143	-	143
CTC Chile			2	2	88	2	173	3	270
Series A	CLP	5.60%	-	-	-	-	44	-	44
Telefónica Móviles Chile			-	-	-	-	44	-	44
Series A	USD	7.75%	3	2	-	-	-	-	5
Series B	USD	8.00%	2	2	2	-	-	-	6
Series C	USD	8.50%	3	3	3	3	-	-	12
Otecel, S.A.			8	7	5	3	-	-	23
Peso bonds, Series A	MXN	91-day CETES + 0.61%	425	-	-	-	-	-	425
Peso bonds, Series B	MXN	9.250%	-	-	186	-	-	-	186
Telefónica Finanzas México			425	-	186	-	-	-	611
O2 sterling issue	GBP	7.625%	-	-	422	-	-	-	422
O2			-	-	422	-	-	-	422
T. Peru 3rd Program (1st series)	PEN	VAC +5.00%	12	-	-	-	-	-	12
T. Peru 4th Program (10th Series A)	PEN	7.8750%	-	-	7	-	-	-	7
T. Peru 4th Program (10th Series B)	PEN	6.4375%	-	-	12	-	-	-	12
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	15	15
T. Peru 4th Program (14th Series A)	PEN	6.3750%	12	-	-	-	-	-	12
T. Peru 4th Program (14th Series B)	PEN	5.9375%	-	8	-	-	-	-	8
T. Peru 4th Program (14th Series C)	PEN	5.7500%	-	11	-	-	-	-	11
T. Peru 4th Program (16th Series A)	PEN	6.0000%	-	-	24	-	-	-	24
T. Peru 4th Program (16th Series B)	PEN	6.2500%	-	-	-	7	-	-	7
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	-	-	-	-	-	15	15
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	-	-	-	-	-	12	12
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	-	-	-	-	-	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	38	38
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	-	-	-	-	-	13	13
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	-	-	-	-	-	12	12
T. Peru 4th Program (4th Series A)	PEN	6.6250%	-	-	19	-	-	-	19
T. Peru 4th Program (40th Series A)	PEN	5.8750%	-	7	-	-	-	-	7
T. Peru 4th Program (40th Series B)	PEN	4.8750%	-	4	-	-	-	-	4
T. Peru 4th Program (41st Series A)	PEN	7.9375%	-	-	4	-	-	-	4
T. Peru 4th Program (42nd Series A)	PEN	7.3750%	-	-	-	6	-	-	6
T. Peru 4th Program (42nd Series B)	PEN	5.3125%	-	-	-	5	-	-	5
T. Peru 4th Program (42nd Series C)	PEN	6.0625%	-	-	-	3	-	-	3
T. Peru 4th Program (45th Series A)	USD	6.6875%	-	-	-	-	-	15	15
T. Peru 4th Program (7th Series C)	PEN	5.5625%	4	-	-	-	-	-	4
T. Peru 4th Program (8th Series A)	PEN	7.3750%	7	-	-	-	-	-	7
T. Peru 4th Program (8th Series B)	PEN	6.2500%	13	-	-	-	-	-	13
T. Peru 4th Program (9th Series A)	PEN	6.9375%	-	14	-	-	-	-	14
T. Peru 4th Program (9th Series B)	PEN	6.3750%	-	21	-	-	-	-	21
T. Peru 5th Program (1st Series A)	PEN	3.5000%	-	7	-	-	-	-	7
T. Peru 5th Program (1st Series B)	PEN	3.5000%	-	6	-	-	-	-	6
T. Peru 5th Program (22nd Series A)	PEN	VAC + 3.5000%	-	-	-	-	-	14	14
T. Peru 5th Program (3rd Series A)	PEN	4.3750%	-	-	7	-	-	-	7
T. Peru 5th Program (5th Series A)	PEN	6.1875%	-	-	-	5	-	-	5
T. Peru Senior Notes	PEN	8.0000%	-	-	-	30	60	91	181
Telefónica del Perú, S.A.A.			48	78	73	56	60	230	545
T.M. Peru 1st Program (16th Series A)	PEN	8.1875%	-	-	-	6	-	-	6
T.M. Peru 1st Program (18th Series A)	PEN	6.3125%	-	-	-	-	10	-	10
T.M. Peru 1st Program (18th Series B)	PEN	6.3750%	-	-	-	-	15	-	15
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	-	12	-	-	-	-	12
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	-	6	-	-	-	-	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	-	11	-	-	-	-	11
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375%	-	-	-	8	-	-	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	-	-	-	5	-	-	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375%	11	-	-	-	-	-	11
Telefónica Móviles, S.A (Perú)			11	29	-	19	25	-	84
Nonconvertible bonds	BRL	1.042* CDI	159	-	-	-	-	-	159
Nonconvertible bonds	BRL	1.02 *CDI	-	40	-	-	-	-	40
Nonconvertible bonds	BRL	1.1355* CDI	42	-	-	-	-	-	42
Nonconvertible bonds	BRL	1.08 *CDI	-	-	20	-	-	-	20
Nonconvertible bonds	BRL	1.12 *CDI	-	-	-	128	-	-	128
Nonconvertible bonds	BRL	CPI-A + 7%	-	-	-	-	14	-	14
Convertible bonds (Telemig)	BRL	CPI-A + 0.5%	-	-	-	-	-	10	10
Vivo Participações, S.A.			201	40	20	128	14	10	413
Nonconvertible bonds	BRL	1 * CDI + 0.35000%	598	-	-	-	-	-	598
Telesp			598	-	-	-	-	-	598
Total issues other operators			1,394	236	794	208	316	243	3,191
TOTAL OUTSTANDING DEBENTURES AND BONDS			4,489	3,180	1,633	4,069	4,577	13,640	31,588

The list and main features of outstanding debentures and bonds at December 31, 2008 are as follows (in millions of euros):

Telefónica and special purpose vehicles				Maturity
Debentures and bonds	Currency	% Interest rate	Final rate	2009	2010	2011	2012	2013	Subsequent years	Total
ABN 15Y BOND	EUR	1.0225 * GBSW10Y	5.260%	-	-	-	-	-	50	50
CAIXA 07/21/29 ZERO COUPON	EUR	6.370%	6.370%	-	-	-	-	-	54	54
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.579%	12.579%	-	14	-	-	-	-	14
TELEFÓNICA FEBRUARY 90C-12.60%	EUR	12.600%	12.600%	-	4	-	-	-	-	4
TELEFÓNICA JUNE 99-EURIBOR+63BP	EUR	1*EURIBOR1Y+0.63000%	6.038%	300	-	-	-	-	-	300
TELEFÓNICA MARCH 99-4.50%	EUR	4.500%	4.500%	500	-	-	-	-	-	500
Telefónica, S.A.				800	18	-	-	-	104	922
T. EUROPE BV SEP_00 GLOBAL C	USD	7.750%	7.750%	-	1,796	-	-	-	-	1,796
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	8.250%	-	-	-	-	-	898	898
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	-	-	-	-	1,,500	-	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	2.110%	-	-	-	119	-	-	119
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.411%	-	-	-	119	-	-	119
Telefónica Europe, B.V.				-	1,796	-	238	1,500	1,398	4,932
EMTN O2 EUR (I)	EUR	4.375%	4.375%	-	-	-	-	-	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	3.750%	-	-	2,250	-	-	-	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	-	-	-	-	-	787	787
EMTN O2 GBP (II)	GBP	5.375%	5.375%	-	-	-	-	-	525	525
TELEF. EMISIONES JUN 06 TRANCHE A	USD	1 * USDL3M + 0.30000%	1.825%	719	-	-	-	-	-	719
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	-	-	719	-	-	-	719
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	-	-	-	-	-	898	898
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	-	-	-	-	-	1,437	1,437
TELEF. EMISIONES JULY 06	EUR	1 * EURIBOR3M + 0.35000%	5.271%	-	1,250	-	-	-	-	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	-	-	-	500	-	-	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	-	-	-	-	-	525	525
TELEF. EMISIONES JANUARY 06 A	EUR	1 * EURIBOR6M + 0.83000%	3.891%	-	-	-	-	-	55	55
TELEF. EMISIONES JANUARY 06 TRANCHE B	EUR	1 * EURIBOR3M + 0.70000%	5.527%	-	-	-	-	-	24	24
TELEF. EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	-	-	-	-	-	1,,500	1.500
TELEF. EMISIONES MARCH 07	EUR	1 * EURIBOR3M + 0.13000%	3.121%	350	-	-	-	-	-	350
TELEF. EMISIONES JUNE A 07	CZK	1 * CZKPRIB_3M + 0.16000%	4.070%	-	89	-	-	-	-	89
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	-	-	-	111	-	-	111
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	-	-	-	-	-	97	97
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	-	-	-	-	539	-	539
TELEF. EMISIONES JULY B 07	USD	1 * USDL3M + 0.33000%	3.356%	-	-	-	-	611	-	611
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	-	-	-	-	-	503	503
TELEF. EMISIONES JUNE 08	EUR	5.580%	5.580%	-	-	-	-	1,250	-	1,250
Telefónica Emisiones, S.A.U.				1,069	1,339	2,969	611	2,400	8,101	16,489
Total Telefónica, S.A. and special purpose vehicles				1,869	3,153	2,969	849	3,900	9,603	22,343

Foreign operators			Maturity
Debentures and bonds	Currency	% Interest rate	2009	2010	2011	2012	2013	Subsequent years	Total
Marketable debentures	USD	9.125%	-	141	-	-	-	-	141
Marketable debentures	USD	8.85%	-	-	97	-	-	-	97
Marketable debentures	USD	8.85%	-	-	-	-	-	-	-
Telefónica de Argentina, SA			-	141	97	-	-	-	238
Series F	UFC	6%	2	2	2	2	2	4	13
Series L	UFC	3.75%	-	-	-	73	-	-	73
CTC Chile			2	2	2	75	2	4	86
Peso bonds, Series A	MXN	91-day CETES + 0.61%	-	425	-	-	-	-	425
Peso bonds, Series B	MXN	9.25%	-	-	-	186	-	-	186
Telefónica Finanzas México			-	425	-	186	-	-	611
O2 sterling issue	GBP	7.625%	-	-	-	394	-	-	394
O2			-	-	-	394	-	-	394
8th issue T. Peru bonds	USD	3.8125%	12	-	-	-	-	-	12
T. Peru 1st Program (2nd)	PEN	VAC + 7%	10	-	-	-	-	-	10
T. Peru 3rd Program (1st)	PEN	VAC + 5%	-	11	-	-	-	-	11
T. Peru 4th Program (10th Series A)	PEN	7.875%	-	-	-	7	-	-	7
T. Peru 4th Program (10th Series B)	PEN	6.4375%	-	-	-	12	-	-	12
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	14	14
T. Peru 4th Program (14th Series A)	PEN	6.375%	-	11	-	-	-	-	11
T. Peru 4th Program (14th Series B)	PEN	5.9375%	-	-	8	-	-	-	8
T. Peru 4th Program (14th Series C)	PEN	5.75%	-	-	10	-	-	-	10
T. Peru 4th Program (16th Series A)	PEN	6%	-	-	-	23	-	-	23
T. Peru 4th Program (16th Series B)	PEN	6.25%	-	-	-	-	7	-	7
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.625%	-	-	-	-	-	14	14
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.875%	-	-	-	-	-	11	11
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	-	-	-	-	-	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	34	34
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.375%	-	-	-	-	-	11	11
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.125%	-	-	-	-	-	11	11
T. Peru 4th Program (13th Series A)	PEN	5.2625%	18	-	-	-	-	-	18
T. Peru 4th Program (4th Series A)	PEN	6.625%	-	-	-	18	-	-	18
T. Peru 4th Program (7th)	PEN	6.1875%	12	-	-	-	-	-	12
T. Peru 4th Program (7th Series B)	PEN	5.875%	4	-	-	-	-	-	4
T. Peru 4th Program (7th Series C)	PEN	5.5625%	-	4	-	-	-	-	4
T. Peru 4th Program (8th Series A)	PEN	7.375%	-	7	-	-	-	-	7
T. Peru 4th Program (8th Series B)	PEN	6.25%	-	12	-	-	-	-	12
T. Peru 4th Program (9th Series A)	PEN	6.9375%	-	-	13	-	-	-	13
T. Peru 4th Program (9th Series B)	PEN	6.375%	-	-	20	-	-	-	20
T. Peru Senior Notes	PEN	8%	-	-	-	-	29	144	173
Telefónica de Perú, S.A.A.			56	45	51	60	36	244	492
T.M. Peru 1st Program (1st Series A)	PEN	6.25%	11	-	-	-	-	-	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	-	-	11	-	-	-	11
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	-	-	6	-	-	-	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	-	-	10	-	-	-	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375%	-	-	-	-	8	-	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	-	-	-	-	5	-	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375%	-	11	-	-	-	-	11
Telefónica Móviles, S.A. (Peru)			11	11	27	-	13	-	62
Nonconvertible bonds	BRL	104.2% CDI	-		-	-	-	123	123
Nonconvertible bonds	BRL	103% CDI		-	-	-	-	31	31
Convertible bonds (Telemig) I	BRL	CPI-A + 0.5%	-	-	-	-	-	1	1
Convertible bonds (Telemig) II	BRL	CPI-A + 0.5%	-	-	-	-	-	3	3
Convertible bonds (Telemig) III	BRL	CPI-A + 0.5%	-	-	-	-	-	5	5
Vivo Participações, S.A.			-	-	-	-	-	163	163
Nonconvertible bonds	BRL	1 x CDI + 0.35000%	-	461	-	-	-	-	461
Telesp			-	461	-	-	-	-	461
Total issues other operators			69	1,085	177	715	50	410	2,505
TOTAL OUTSTANDING DEBENTURES AND BONDS			1,938	4,239	3,146	1,563	3,950	10,013	24,849

The main debentures and bonds issued by the Group in 2009 are as follows:

Item	Date	Nominal value		Currency of issuance	Maturity	Interest rate
		(millions)	(millions of euros)
EMTN bonds	02-03-09	2,000	2,000	EUR	02-03-14	5.431%
	04-01-09	1,000	1,000	EUR	04-01-16	5.496%
	06-03-09	500	500	EUR	04-01-16	5.496%
	06-02-09	400	400	EUR	06-02-15	3-month Euribor + 1.825%
	11-10-09	1,750	1,750	EUR	11-11-19	4.693%
	12-10-09	650	732	GBP	12-09-22	5.289%
	12-23-09	100	100	EUR	12-23-14	3-month Euribor + 0.70%
SEC bond	07-06-09	1,000	694	USD	07-15-19	5.877%
	07-06-09	1,250	868	USD	01-15-15	4.949%
Telefónica Emisiones, S.A.U.
Debentures	01-16-09	105	42	BRL	01-11-10	113.55% CDI
	10-15-09	49	20	BRL	10-15-19	108% CDI (until 10/15/12 (1))
	10-15-09	320	128	BRL	10-15-19	112% CDI (until 10/15/13 (1))
	10-15-09	36	14	BRL	10-15-19	HCPI + 7% (until 10/15/14 (1))
Vivo Participações, S.A.
Bonds	04-15-09	5	143	UFC	04-01-14	3.50%
	04-22-09	20,500	28	CLP	04-01-14	6.05%
	08-05-09	32,000	44	CLP	07-15-14	5.60%
CTC Chile
Bonds	02-12-09	16.675	4	PEN	02-12-12	7.9375%
	03-27-09	25	6	PEN	03-27-13	7.3750%
	06-08-09	14.30	3	PEN	06-08-13	6.0625%
	06-08-09	15.70	4	PEN	06-08-11	4.8750%
	05-19-09	30	7	PEN	05-19-11	5.8750%
	05-19-09	20.50	5	PEN	05-19-16	5.3125%
	04-22-09	22	15	USD	04-22-13	6.6875%
	06-16-09	21	5	PEN	06-17-13	6.1875%
	10-20-09	25	6	PEN	10-20-11	3.5%
	10-20-09	30	7	PEN	10-20-12	4.375%
	10-07-09	60	14	PEN	10-07-21	VAC + 3.5%
	09-14-09	30	7	PEN	09-14-11	3.5%
Telefónica de Perú, S.A.A
Bonds	01-23-09	23	6	PEN	01-23-13	8.1875%
	09-22-09	40	10	PEN	09-23-14	6.3125%
	10-05-09	62	15	PEN	10-06-14	6.375%
Telefónica Móviles, S.A. (Perú)
Securities	04-01-09 / 06-2-09	15	7	USD	03-2-11	7.75%
	04-01-09 / 06-10-09	9	6	USD	03-16-12	8.00%
	04-01-09	20	14	USD	03-11-13	8.50%
Otecel, S.A.

(1)	Date on which certain conditions are renegotiated

The main debentures and bonds issued by the Group in 2008 are as follows:

Item	Date	Nominal value		Currency of issuance	Maturity	Interest rate
		(millions)	(millions of euros)
EMTN bonds	06/12/2008	1,250	1,250	EUR	06/12/2013	5.58%
Telefónica Emisiones, S.A.U.
Bonds	03/04/2008	34	8	PEN	03/04/2011	5.9375%
	03/18/2008	50	11	PEN	03/18/2018	VAC (*) + 3.375%
	04/02/2008	45	10	PEN	04/02/2011	5.75%
	04/14/2008	30	7	PEN	04/14/2013	6.25%
	04/22/2008	49	11	PEN	04/22/2028	VAC (*) + 2.8750%
	05/22/2008	48	11	PEN	05/22/2028	VAC (*) + 3.1250%
	07/21/2008	20	5	PEN	07/21/2028	VAC (*) + 3.1875%
Telefónica de Perú, S.A.A.

APPENDIX III: FINANCIAL INSTRUMENTS

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2009 is as follows:

								Fair value
Millions of Euros	2010	2011	2012	2013	2014	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	(1,933)	8,517	3,998	3,917	3,336	11,493	29,328	24,400	5,234	29,634
Floating rate	(6,551)	5,197	515	3,879	2,514	(42)	5,512	9,421	(3,865)	5,556
Spread - Ref Euribor	(0.14%)	0.25%	1.49%	0.05%	0.03%	(11.71%)	(10.03%)
Fixed rate	4,618	3,320	133	38	822	10,285	19,216	10,347	9,109	19,456
Interest rate	4.47%	1.88%	(4.63%)	67.24%	10.33%	27.37%	106.66%	-	-
Rate cap	-	-	3,350	-	-	1,250	4,600	4,632	(10)	4,622
OTHER EUROPEAN CURRENCIES	60	805	1,271	172	883	2,581	5,772	4,263	1, 875	6,138
Instruments in CZK	1,855	123	224	-	320	(14)	2,508	321	2, 212	2,533
Floating rate	283	-	111	-	-	-	394	91	304	395
Spread	0.07%	-	(0.00%)	-	-	-	0.07%
Fixed rate	1,572	123	113	-	320	(14)	2,114	230	1,908	2,138
Interest rate	2.03%	3.43%	4.35%	-	3.84%	3.84%	17.49%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in GBP	(1,795)	682	1,047	172	563	2,595	3,264	3,942	(337)	3,605
Floating rate	-	55	231	166	563	619	1,634	320	1,420	1,740
Spread	-	(0.50%)	0.27%	0.27%	-	-	0.04%
Fixed rate	(1,795)	627	422	6	-	1,863	1,123	3,111	(1,757)	1,354
Interest rate	0.88%	5.12%	7.63%	6.44%	-	15.71%	35.78%	-	-
Rate cap	-	-	394	-	-	113	507	511	-	511
AMERICA	(1,136)	1,349	1,089	1,344	830	4,138	7,614	13,663	(6,802)	6,861
Instruments in USD	(200)	87	45	629	56	1,325	1,942	11,208	(9,622)	1,586
Floating rate	291	(152)	90	436	19	21	705	1,560	(1,094)	466
Spread	0.19%	1.98%	0.82%	0.61%	0.35%	0.70%	4.66%
Fixed rate	(501)	229	(55)	183	27	1,285	1,168	9,580	(8,528)	1,052
Interest rate	(0.60%)	9.48%	4.06%	3.53%	3.80%	23.38%	43.65%	-	-
Rate cap	10	10	10	10	10	19	69	68	-	68
Instruments in UYU	(12)	2	-	-	-	-	(10)	1	-	1
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(12)	2	-	-	-	-	(10)	1	-	1
Interest rate	1.15%	3.75%	-	-	-	-	4.90%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in ARS	216	143	-	-	-	-	359	(120)	461	341
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	216	143	-	-	-	-	359	(120)	461	341
Interest rate	12.18%	14.68%	-	-	-	-	26.86%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in BRL	(113)	331	309	400	243	291	1,461	972	448	1,420
Floating rate	(233)	245	217	340	219	168	956	753	176	929
Spread	(4.10%)	3.03%	3.37%	2.16%	3.10%	1.60%	9.16%
Fixed rate	120	86	92	60	24	123	505	219	272	491
Interest rate	11.63%	9.59%	9.74%	5.29%	9.93%	19.16%	65.34%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in CLP	74	206	192	95	267	-	834	(34)	830	796
Floating rate	209	110	73	21	28	-	441	105	353	458
Spread	0.60%	1.10%	1.63%	1.48%	-	-	4.81%
Fixed rate	(135)	96	119	74	239	-	393	(139)	477	338
Interest rate	0.16%	1.81%	3.86%	3.66%	5.97%	-	15.46%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UFC	(77)	80	2	2	2	3	12	(296)	(264)	(560)
Floating rate	-	-	-	-	-	-	-	-	(103)	(103)
Spread	-	-	-	-	-	-	-
Fixed rate	(77)	80	2	2	2	3	12	(296)	(161)	(457)
Interest rate	1.23%	4. 43%	7.45%	6.00%	5.43%	12.00%	36.54%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in PEN	84	246	102	89	103	315	939	827	143	970
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	84	246	102	89	103	315	939	827	143	970
Interest rate	11.43%	5.23%	6.56%	7.25%	7.61%	36.07%	74.15%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in COP	200	254	253	129	159	-	995	563	670	1,233

								Fair value
Millions of Euros	2010					Subsequent years				TOTAL
Floating rate	9	59	81	108	138	-	395	409	-	409
Spread	3.19%	2.74%	2.86%	2.96%	3.28%	-	15. 03%
Fixed rate	191	195	172	21	21	-	600	154	670	824
Interest rate	7.85%	8.27%	8.43%	7.09%	7.09%	-	38.73%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UVR	-	-	-	-	-	2,175	2,175	2,175	-	2,175
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	2,175	2,175	2,175	-	2,175
Interest rate	-	-	-	-	-	23.01%	23.01%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in VEB	(2, 264)	-	-	-	-	-	(2,264)	(2,263)	-	(2,263)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(2,264)	-	-	-	-	-	(2,264)	(2,263)	-	(2,263)
Interest rate	0.98%	-	-	-	-	-	0.98%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in MXN	959	-	186	-	-	29	1,174	633	532	1,165
Floating rate	263	-	-	-	-	-	263	421	3	424
Spread	0.61%	-	-	-	-	-	0.61%
Fixed rate	696	-	186	-	-	29	911	212	529	741
Interest rate	5.74%	-	9.25%	-	-	12.52%	27.51%	-	-
Rate cap
Instruments in GTQ	(3)	-	-	-	-	-	(3)	(3)	-	(3)
Floating rate	(3)	-	-	-	-	-	(3)	(3)	-	(3)
Spread	0.01%	-	-	-	-	-	0.01%
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-
ASIA	-	-	-	-	-	-	-	207	(250)	(43)
Instruments in JPY	-	-	-	-	-	-	-	207	(250)	(43)
Floating rate	-	-	-	-	-	-	-	113	(113)	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	94	(137)	(43)
Interest rate	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
AFRICA	-	-	88	-	-	-	88	-	84	84
Instruments in MAD	-	-	88	-	-	-	88	-	84	84
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	88	-	-	-	88	-	84	84
Interest rate	-	-	4.54%	-	-	-	4.54%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
TOTAL	(3,009)	10,671	6,446	5,433	5,049	18,212	42,802	42,533	141	42,674
Floating rate	(5,732)	5,514	1,318	4,950	3,481	766	10,297	13,190	(2,919)	10,271
Fixed rate	2,713	5,147	1,374	473	1,558	16,064	27,329	24,132	3,070	27,202
Rate cap	10	10	3,754	10	10	1,382	5,176	5,211	(10)	5,201
Currency options							(99)
Other							848

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes at December 31, 2009:

INTEREST RATE SWAPS
	Maturity
Millions of euros	2010	2011	2012	2013	2014	Subsequent years	TOTAL	Fair value
TRADING PURPOSES
EUR								(214)
Fixed to floating	-	-	-	-	-	-	-	(389)
Receiving leg	(790)	(1,685)	(420)	(1,250)	(1,065)	(1,736)	(6,946)	(5,823)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.67%	-
Paying leg	790	1,685	420	1,250	1,065	1,736	6,946	5,434
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.11%
Floating to fixed	-	-	-	-	-	-	-	175
Receiving leg	(8,742)	(935)	(231)	(710)	(950)	(2,195)	(13,763)	(11,185)
Average spread	0.10%	-	-	-	-	-	0.07%	-
Paying leg	8,742	935	231	710	950	2,195	13,284	11,760
Average interest rate	1.31%	1.57%	2.18%	2.18%	3.52%	3.27%	1.84%	-
USD	-	-	-	-	-	-	-	(37)
Fixed to floating	-	-	-	-	-	-	-	(28)
Receiving leg	(594)	(63)	-	-	-	(229)	(886)	(914)
Average interest rate	-	3.08%	-	-	-	3.74%	4.43%	-
Paying leg	594	63	-	-	-	229	886	886
Average spread	-	-				-	-	-
Floating to fixed	-	-	-	-	-	-	-	(9)
Receiving leg	(486)	(191)	(451)	(416)	-	(635)	(2,179)	(473)
Average spread	0.20%	0. 35%	3.99%	3.61%		-	1.59%	-
Paying leg	486	191	451	416	-	635	2,179	464
Average interest rate	2.62%	0.50%	-	-		3.68%	1.70%	-
MXN	-	-	-	-	-	-	-	-
Floating to fixed	-	-	-	-	-	-	-	-
Receiving leg	(1)	-	-	-	-	-	(1)	(1)
Average spread	(0.54%)	-	-	-	-	-	(0.54%)
Paying leg	1	-	-	-	-	-	1	1
Average interest rate	8.43%	-	-	-	-	-	8.43%

INTEREST RATE SWAPS
	Maturity
Millions of euros	2010	2011	2012	2013	2014	Subsequent years	TOTAL	Fair value
NON TRADING PURPOSES
EUR	-	-	-	-	-	-	-	(274)
Fixed to floating	-	-	-	-	-	-	-	(669)
Receiving leg	(5,088)	(2,039)	(504)	(1,654)	(3,055)	(3,313)	(15,653)	(13,806)
Average interest rate	3.23%	3.50%	3. 77%	4.69%	3.33%	3.47%	3.51%	-
Paying leg	5,088	2,039	504	1,654	3,055	3,313	15,653	13,137
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.27%	-
Floating to fixed	-	-	-	-	-	-	-	395
Receiving leg	(5,312)	(3,949)	(500)	(550)	(730)	(7,503)	(18,544)	(14,842)
Average spread	0.19%	-	-	3.48%	2.35%	-	0.25%	-
Paying leg	5,312	3,949	500	550	730	7,503	18,544	15,237
Average interest rate	2.64%	2.82%	3.74%	-	1.09%	3.72%	3.01%	-
CZK	-	-	-	-	-	-	-	5
Floating to fixed	-	-	-	-	-	-	-	5
Receiving leg	(430)	-	-	-	-	-	(430)	(430)
Average spread	0.01%	-	-	-	-	-	0.01%	-
Paying leg	430	-	-	-	-	-	430	435
Average interest rate	3.35%	-	-	-	-	-	3.35%	-
USD	-	-	-	-	-	-	-	(547)
Fixed to floating	-	-	-	-	-	-	-	(583)
Receiving leg	-	(694)	-	(521)	-	(4,304)	(5,519)	(6,103)
Average interest rate		3.90%		5.52%		4.84%	4.79%	-
Paying leg	-	694	-	521	-	4,304	5,519	5,520
Average spread	-	-	-	-	-	-	-	-
Floating to fixed	-	-	-	-	-	-	-	36
Receiving leg	(26)	(26)	(26)	(616)	(26)	(51)	(771)	(769)
Average spread	-	-	-	-	-	-	-	-

INTEREST RATE SWAPS
	Maturity
Millions of euros	2010	2011	2012	2013	2014		TOTAL	Fair value
Paying leg	26	26	26	616	26	51	771	805
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	3.55%	-
	-	-	-	-	-	-	-	-
BRL	-	-	-	-	-	-	-	-
Floating to floating	-	-	-	-	-	-	-	-
Receiving leg	(598)	-	-	-	-	-	(598)	(483)
Average spread	0.35%	-	-	-	-	-	0.35%	-
Paying leg	598	-	-	-	-	-	598	483
Average spread	-	-	-	-	-	-	-	-
MXN	-	-	-	-	-	-	-	3
Floating to fixed	-	-	-	-	-	-	-	3
Receiving leg	(159)	-	-	-	-	-	(159)	(166)
Average spread	0.61%	-	-	-	-	-	0.61%	-
Paying leg	159	-	-	-	-	-	159	169
Average interest rate	8.16%	-	-	-	-	-	8.16%	-
GBP	-	-	-	-	-	-	-	22
Fixed to floating	-	-	-	-	-	-	-	216
Receiving leg	-	-	-	-	(563)	(732)	(1,295)	(1341)
Average interest rate	-	-	-	-	5.25%	3.92%	4.50%	-
Paying leg	-	-	-	-	563	732	1,295	1,557
Average spread					-	1.64%	0.92%	-
Floating to fixed	-	-	-	-	-	-	-	(194)
Receiving leg	-	(609)	-	-	-	(455)	(1,064)	(1,065)
Average spread	-	-	-	-	-	-	-	-
Paying leg	-	609	-	-	-	455	1,064	871
Average interest rate	-	5.12%	-	-	-	4.96%	5.05%	-
JPY	-	-	-	-	-	-	-	(4)
Fixed to floating	-	-	-	-	-	-	-	(4)
Receiving leg	-	-	(113)	-	-	-	(113)	(117)
Average interest rate	-	-	1.68%	-	-	-	1.68%	-
Paying leg	-	-	113	-	-	-	113	113
Average spread	-	-	-	-	-	-	-	-
CLP	-	-	-	-	-	-	-	-
Fixed to floating	-	-	-	-	-	-	-	1
Receiving leg	-	-	-	(21)	(28)	-	(49)	(48)
Average interest rate	-	-	-	4.12%	4.51%		4.34%	-
Paying leg	-	-	-	21	28	-	49	49
Average spread	-	-	-	-	-	-	-	-
Floating to fixed	-	-	-	-	-	-	-	(1)
Receiving leg	(82)	(96)	(51)	(95)	-	-	(324)	(147)
Average spread	1.55%	-	-	-	-	-	0.39%	-
Paying leg	82	96	51	95	-	-	324	146
Average interest rate	-	1.82%	3.74%	3.76%	-	-	2.23%	-

Foreign exchange and interest rate options, by maturity, at December 31, 2009 are as follows:

	CURRENCY OPTIONS
	MATURITIES
Figures in euros	2010	2011	2012	2013	Subsequent years
Put USD / Call EUR
Notional amount of options bought	-	201,305,012	-	70,803,832	1,664,931,279
Strike	-	1.59%	-	1.50%	1.75%
Notional amount of options sold	-	195,129,693	-	-	831,255,453
Strike	-	1.49%	-	-	1.20%

INTEREST RATE OPTIONS
MATURITIES
Figures in euros	2010	2011	2012	2013	Subsequent years
Collars
Notional bought	-	-	1,119,299,628	-	2,161,986,806
Strike Cap	-	-	4.746%	-	4.77%
Strike Floor	-	-	3.409%	-	3.48%
Caps
Notional bought	-	-	3,412,999,662	-
Strike	-	-	4.205%	-
Notional sold	-	-	6,032,299,291	-	2,161,986,806
Strike	-	-	5.399%	-	5.003%
Floors
Notional bought	-	-	2,619,299,628	-	2,094,499,493
Strike	-	-	2.844%	-	0.802%
Notional sold	363, 096,573	-	700,000,000	-	-
Strike	4. 382%	-	2. 147%	-	-

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2010	2011	2012	2013	2014	Subsequent years	Total
Currency swaps
Receive	ARS	-	-	-	-	-	-	-
Pay	ARS	(130)	(52)	-	-	-	-	(182)
Receive	BRL	-	-	-	-	-	-	-
Pay	BRL	(51)	(64)	(65)	(4)	(38)	(88)	(310)
Receive	CLP	96	175	82	95	-	-	448
Pay	CLP	(191)	(349)	(232)	(189)	(195)	-	(1,156)
Receive	COP	-	-	-	-	-	-	-
Pay	COP	(86)	(172)	(172)	(21)	(21)	-	(472)
Receive	CZK	-	-	-	-	-	-	-
Pay	CZK	(622)	(111)	(111)	-	(222)	-	(1,066)
Receive	EUR	1,714	958	323	-	280	588	3,863
Pay	EUR	(3,619)	(785)	(356)	(1,118)	-	(7,872)	(13,750)
Receive	GBP	873	-	-	-	-	-	873
Pay	GBP	(873)	(609)	-	-	-	(455)	(1,937)
Receive	JPY	8	9	451	-	-	113	581
Pay	JPY	-	-	-	-	-	-	-
Receive	MAD	-	-	-	-	-	-	-
Pay	MAD	-	-	(88)	-	-	-	(88)
Receive	MXN	-	-	-	-	-	-	-
Pay	MXN	(2)	-	-	-	-	-	(2)
Receive	PEN	-	-	-	-	-	-	-
Pay	PEN	(7)	(15)	(16)	(16)	(13)	(60)	(127)

Receive	UFC	204	34	172	-	143	-	553
Pay	UFC	(102)	(111)	(86)	-	-	-	(299)
Receive	USD	1,959	1,297	160	1,286	67	7,283	12,052
Pay	USD	(7)	(156)	-	(104)	-	-	(267)
TOTAL		(836)	49	62	(71)	1	(491)	(1,286)

Forwards
Receive	ARS	42	-	-	-	-	-	42
Pay	ARS	(340)	-	-	-	-	-	(340)
Receive	BRL	-	-	-	-	-	-	-
Pay	BRL	(159)	-	-	-	-	-	(159)
Receive	CLP	142	-	-	-	-	-	142
Pay	CLP	(244)	(1)	-	-	-	-	(245)
Receive	COP	22	-	-	-	-	-	22
Pay	COP	(191)	-	-	-	-	-	(191)
Receive	CZK	-	-	-	-	-	14	14
Pay	CZK	(1,145)	-	-	-	-	-	(1,145)
Receive	EUR	3,262	-	-	-	-	-	3,262
Pay	EUR	(2,985)	(3)	(23)	(19)	-	(14)	(3,044)
Receive	GBP	2,488	-	-	-	-	-	2,488
Pay	GBP	(544)	-	-	-	-	-	(544)
Receive	MXN	-	-	-	-	-	-	-
Pay	MXN	(530)	-	-	-	-	-	(530)
Receive	PEN	25	-	-	-	-	-	25
Pay	PEN	(27)	-	-	-	-	-	(27)
Receive	UFC	140	-	-	-	-	-	140
Pay	UFC	(142)	-	-	-	-	-	(142)
Receive	USD	2,112	4	24	20	-	-	2,160
Pay	USD	(1,897)	-	-	-	-	-	(1,897)
TOTAL		29	-	1	1	-	-	31

The breakdown of financial instruments arranged by us (notional amount) by currency and interest rates at December 31, 2008, is as follows:

								FAIR VALUE
Millions of Euros	2009	2010	2011	2012	2013	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL

EURO	619	3,198	8,482	3,223	4,066	7,893	27,481	24,421	2,626	27,047
Floating rate	(9,170)	(1,210)	6,475	(158)	4,112	799	848	7,639	(7,574)	65
Spread - Ref Euribor	-0.05%	-0.35%	0.18%	0.46%	0.04%	0.25%	0.62%
Fixed rate	9,439	4,408	1,607	31	(46)	5,844	21,283	11,349	10,244	21,593
Interest rate	4.40%	4.76%	2.66%	-22.88%	-51.84%	4.20%	4.37%
Rate cap	350	-	400	3,350	-	1,250	5,350	5,433	(44)	5,389
OTHER EUROPEAN CURRENCIES	846	700	779	1,770	160	2,359	6,614	3,557	2,964	6,521
Instruments in CZK	2,025	700	123	111	-	97	3,056	303	2,753	3,056
Floating rate	-	278	-	-	-	-	278	88	191	279
Spread	-	0.07%	-	-	-	-	0.07%
Fixed rate	2,025	422	123	111	-	97	2,778	215	2,562	2,777
Interest rate	4.04%	3.35%	3.41%	4.35%	-	4.62%	3.94%
Rate cap	-	-	-	-	-	-	-
Instruments in GBP	(1,179)	-	656	1,659	160	2,262	3,558	3,254	211	3,465
Floating rate	-	-	63	740	155	(525)	433	59	569	628
Spread	-	-	4.60%	0.27%	0.27%	-	0.34%
Fixed rate	(1,179)	-	593	394	5	1,737	1,550	1,916	(472)	1,444
Interest rate	3.16%	-	5.12%	7.63%	6.44%	5.27%	7.42%
Rate cap	-	-	-	525	-	1,050	1,575	1,279	114	1,393
AMERICA	(60)	1,844	889	747	1,146	3,764	8,330	12,334	(6,555)	5,779
Instruments in USD	473	205	245	188	782	921	2,814	9,855	(9,502)	353
Floating rate	(529)	206	151	173	142	96	239	2,492	(2,374)	118
Spread	0.85%	0.41%	-1.34%	0.96%	1.89%	-	-0.98%
Fixed rate	669	(11)	84	5	630	795	2,172	6,957	(7,143)	(186)
Interest rate	4.09%	-48.90%	26.66%	-7.92%	3.20%	13.20%	8.28%
Rate cap	333	10	10	10	10	30	403	406	15	421
Instruments in UYU	(2)	2	2	-	-	-	2	1	-	1
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(2)	2	2	-	-	-	2	1	-	1
Interest rate	-3.19%	3.75%	3.75%	-	-	-	13.67%
Rate cap	-	-	-	-	-	-	-
Instruments in ARS	110	141	59	-	-	-	310	(85)	321	236
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	110	141	59	-	-	-	310	(85)	321	236
Interest rate	-54.69%	6.63%	11.49%	-	-	-	-14.12%
Rate cap	-	-	-	-	-	-	-
Instruments in BRL	(209)	726	161	154	154	311	1,297	607	661	1,268
Floating rate	(348)	667	136	130	130	272	987	548	469	1,017

FAIR VALUE
Millions of Euros	2009	2010	2011	2012	2013	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Spread	0.74%	0.49%	3.64%	3.74%	3.75%	-	2.20%
Fixed rate	139	59	25	24	24	39	310	59	192	251
Interest rate	21.00%	4.23%	10.03%	10.03%	10.03%	9.96%	13.83%
Rate cap	-	-	-	-	-	-	-
Instruments in CLP	349	105	170	102	78	-	804	(15)	820	805
Floating rate	212	105	151	102	78	-	648	113	475	588
Spread	-0.20%	0.09%	0.06%	0.13%	-	-	-0.01%
Fixed rate	137	-	19	-	-	-	156	(128)	345	217
Interest rate	8.59%	-	4.70%	-	-	-	8.11%
Rate cap	-	-	-	-	-	-	-
Instruments in UFC	2	2	68	2	2	4	80	173	(95)	78
Floating rate	-	-	-	-	-	-	-	86	(86)	-
Spread	-	-	-	-	-	-	-
Fixed rate	2	2	68	2	2	4	80	87	(9)	78
Interest rate	6.53%	6.56%	4.43%	7.45%	6.00%	6.00%	4.74%
Rate cap	-	-	-	-	-	-	-
Instruments in PEN	161	181	102	82	61	339	926	807	155	962
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	161	181	102	82	61	339	926	807	155	962
Interest rate	5.63%	7.13%	6.67%	6.70%	7.45%	6.23%	6.47%
Rate cap	-	-	-	-	-	-	-
Instruments in COP	579	56	82	33	69	183	1,002	391	587	978
Floating rate	8	43	36	33	30	-	150	148	-	148
Spread	-	-	-	-	-	-	-
Fixed rate	571	13	46	-	39	183	852	243	587	830
Interest rate	12.66%	15.82%	14.10%	-	13.44%	-	10.10%
Rate cap	-	-	-	-	-	-	-
Instruments in UVR	-	-	-	-	-	2,006	2,006	2,006	-	2,006
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	2,006	2,006	2,006	-	2,006
Interest rate	-	-	-	-	-	7.67%	7.67%
Rate cap	-	-	-	-	-	-	-
Instruments in VEB	(1,998)	-	-	-	-	-	(1, 998)	(1,999)	-	(1,999)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(1,998)	-	-	-	-	-	(1,998)	(1,999)	-	(1,999)
Interest rate	10.34%	-	-	-	-	-	10.34%
Rate cap	-	-	-	-	-	-	-
Instruments in MXN	479	426	-	186	-	-	1,091	597	498	1,095
Floating rate	47	266	-	-	-	-	313	412	63	475
Spread	3.30%	0.61%	-	-	-	-	1.01%
Fixed rate	432	160	-	186	-	-	778	185	435	620
Interest rate	12.85%	8.17%	-	9.25%	-	-	11.02%

FAIR VALUE
Millions of Euros	2009	2010	2011	2012	2013	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Rate cap	-	-	-	-	-	-	-
Instruments in GTQ	(4)	-	-	-	-	-	(4)		(4)	-	(4)
Floating rate	(4)	-	-	-	-	-	(4)		(4)	-	(4)
Spread	0.01%	-	-	-	-	-	0.01%
Fixed rate	-	-	-	-	-	-	-		-	-	-
Interest rate	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-
ASIA									575	(597)	(22)
Instruments in JPY	-	-	-	-	-	-	-		575	(597)	(22)
Floating rate	-	-	-	-	-	-	-		152	(158)	(6)
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-		423	(439)	(16)
Interest rate	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-
AFRICA	-	-	-	88	-	-	88		-	84	84
Instruments in MAD	-	-	-	88	-	-	88		-	84	84
Floating rate	-	-	-	-	-	-	-		-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	88	-	-	88		-	84	84
Interest rate	-	-	-	4.54%	-	-	8.57%
Rate cap	-	-	-	-	-	-	-
TOTAL	1,405	5,742	10,150	5,828	5,372	14,016	42,513	-	40,887	(1,478)	39,409
Floating rate	(9,784)	355	7,012	1,020	4,647	642	3,892	-	11,733	(8,425)	3,308
Fixed rate	10,506	5,377	2,728	923	715	11,044	31,293	-	22,036	6,862	28,898
Rate cap	683	10	410	3,885	10	2,330	7,328	-	7,118	85	7,203
Currency options							(202)			(202)
Other	-	-	-	-	-	-	422		-	-	-

	CURRENCY OPTIONS
Figures in euros	MATURITIES
	2009	2010	2011	2012	2013	2013+
Call USD/Put BRL
Notional amount of options bought	287,418,265	-	-	-	-	-
Strike	2.36	-	-	-	-	-
Notional amount of options sold	290,062,464	-	-	-	-	-
Strike	2.36	-	-	-	-	-
Put USD / Call BRL
Notional amount of options bought	114,284,734	-	-	-	-	-
Strike	1.86	-	-	-	-	-
Notional amount of options sold	143,709,133	-	-	-	-	-
Strike	1.86	-	-	-	-	-

Call USD / Put ARS
Notional amount of options bought	15,825,484	-	-	-	-	-
Strike	3.38	-	-	-	-	-
Call USD / Put EUR
Notional amount of options bought	291,010,994	-	208,378,242	-	148,020,407	1,723,431,774
Strike	1.59	-	1.59	-	1.49	1.40
Notional amount of options sold	268,984,547	-	195,129,693	-	-	831,255,453
Strike	1.51	-	1.49	-	-	1.20

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2009	2010	2011	2012	2013+
Collars
Notional bought	781,127,398	-	400,000,000	200,000,000	2,689,686,974
Strike Cap	3.897%	-	4.000%	3.80%	4.53%
Strike Floor	2.733%	-	3.300%	2.80%	3.13%
Caps
Notional bought	-	-	-	6,784,908,136	-
Strike	-	-	-	4.28%	-
Notional sold	700,000,000	-	400,000,000	6,784,908,136	2,689,686,974
Strike	4.75%	-	4.55%	5.156%	5.24%
Floors
Notional bought	1,481,127,398	-	400,000,000	567,454,068	2,599,868,766
Strike	0.71%	-	1.00%	1.15%	1.72%
Notional sold	1,050,000,000	367,974,663	-	1,067,454,068	-
Strike	2.73%	4.39%	-	2.75%	-

 APPENDIX IV: INTEREST-BEARING DEBT

The main financing transactions included under this heading outstanding at December 31, 2009 and 2008 and their nominal amounts are as follows:

Name	Amount of contract		Outstanding nominal balance (million euros)		Arrangement date	Maturity date
Summary	(millions)		12/31/09	12/31/08
Telefónica Europe, B.V. syndicated loan O2 acquisition	5,250	GBP	3,091	4,203	12/07/06	12/14/13
Telefónica Europe, B.V. loan	15,000	JPY	113	119	08/23/07	07/27/37
Telefónica, S.A. syndicated loan Cesky acquisition	6,000	EUR	6,000	6,000	06/28/05	06/28/13
Telefónica, S.A. syndicated loan with savings banks	700	EUR	700	700	04/21/06	04/21/17
TELFISA EIB financing	257	USD	179	211	09/15/04	09/15/16
TELFISA EIB financing	109	EUR	109	125	11/15/04	09/15/16
TELFISA EIB financing	300	EUR	300	300	12/12/06	12/12/11
TELFISA EIB financing	100	EUR	100	100	01/31/07	01/31/15
TELFISA EIB financing	375	EUR	375	375	01/30/08	01/30/15
Vivo loans	765	BRL	287	211	07/13/07	08/15/14
Telesp loans	2,034	BRL	792	525	10/23/07	05/15/15
CTC loans	4	UFC	103	86	04/14/05	04/14/10
CTC syndicated loans	150	USD	104	108	10/28/05	06/21/11
CTC syndicated loans	150	USD	104	108	06/09/08	05/13/13
Telefónica Móviles Chile syndicated loans	180	USD	125	129	01/05/06	01/05/11
Telefónica Móviles Chile syndicated loans	100,000	CLP	105	113	11/15/06	11/15/12
Colombia Telecomunicaciones loans	310,000	COP	105	99	12/28/09	12/28/14
Telefónica Móviles Colombia loans	600	USD	417	431	12/20/07	11/15/12
Other			4,849	5,987
TOTAL			17,958	19,930

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP

The table below lists the main companies comprising the Telefónica Group at December 31, 2009 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,564
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	6	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U. Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Interdomain, S.A.U. Internet resources operator	Spain	EUR	-	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telyco Marruecos, S.A. Promotion, marketing and distribution of telephone services	Morocco	MAD	6	54.00%	Teleinformática y Comunicaciones, S.A. (TELYCO) (54.00%)
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Telefónica Remesas, S.A. Remittance management	Spain	EUR	-	100%	Telefónica Telecomunicaciones Públicas, S.A.U. (100%)
Telefónica Salud, S.A. Management and operation of telecommunications and public television services	Spain	EUR	-	51.00%	Telefónica Telecomunicaciones Públicas, S.A.U. (51.00%)
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	3	58.94%	Telefónica de España, S.A.U. (58.94%)
Telefónica Cable, S.A.U. Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Telefónica Latin America
Telefónica Internacional, S.A. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefónica International Holding, B.V. Holding company	Netherlands	USD	548	100%	Telefónica Internacional, S.A. (100%)
Latin American Cellular Holdings, B.V. (NETHERLANDS) Holding company	Netherlands	EUR	281	100%	Telefónica, S.A. (100%)
Telefónica Datacorp, S.A.U. Telecommunications service provider and operator	Spain	EUR	700	100%	Telefónica, S.A. (100%)
Telecomunicaçoes de Sao Paulo, S.A. - TELESP Wireline telephony operator in Sao Paulo	Brazil	BRL	6,558	87.95%	Telefónica Internacional, S.A. (65.30%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (22.65%)
Brasilcel, N.V. (*) Joint Venture and holding company for wireless communications services	Netherlands	BRL	-	50.00%	Telefónica, S.A. (50.00%)
Vivo Participaçoes, S.A. (*) Holding company	Brazil	BRL	8,780	33.31%	Brasilcel, N.V. y subsidiarias (29.63%) Subsidiaries of Telefónica Group (3.68%)
Vivo, S.A. (*) Wireless services operator	Brazil	BRL	5,999	33.31%	Vivo Participaçoes, S.A. (33.31%)
Telemig Celular, S.A. (*) Wireless services operator	Brazil	BRL	528	33.31%	Vivo Participaçoes, S.A. (33.31%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	731	100%	Telefónica Holding de Argentina, S.A. (50.00%) Telefónica International Holding, B.V. (37.33%) Telefónica Internacional, S.A. (12.67%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%
Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
Telefónica Internacional, S.A. (16.20%)
Telefónica Móviles Argentina, S.A. (29.56%)
Telefónica International Holding, B.V. (0.95%)
Telefónica, S.A. (1.80%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding company
Telefónica Móviles Argentina, S.A. Wireless telephone services provider	Argentina	ARS	1,198	100%	Telefónica Móviles Argentina Holding, S.A. (84.60%) Telefónica, S.A. (15.40%)
Telcel, C.A. Wireless operator	Venezuela	VEF	905	100%	Latin America Cellular Holdings, B.V. (97.21%) Telefónica, S.A. (0.08%) Comtel Comunicaciones Telefónicas, S.A. (2.71%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,628,654	100%	TEM Inversiones Chile Ltda. (100%)
Telefónica Chile, S.A. Local, long distance and international telephony services provider	Chile	CLP	578,078	97.89%	Inversiones Telefónica Internacional Holding Ltda. (53.00%) Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.34%	Telefónica Internacional, S.A. (49.90%) Latin America Cellular Holdings, B.V. (48.28%) Telefónica, S.A. (0.16%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	602	100%	Telefónica del Perú, S.A.A. (100%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	909,929	52.03%	Telefónica Internacional, S.A. (52.03%)
Telefónica Móviles Colombia, S.A. Wireless operator	Colombia	COP	-	100.00%	Olympic, Ltda. (50.58%) Telefónica, S.A. (49.42%)
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company	Mexico	MXN	46,271	100%	Telefónica Internacional, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	196	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc. Telecommunications service operator	Puerto Rico	USD	111	98.00%	Telefónica Internacional, S.A. (98.00%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	71	100%	Telefónica, S.A. (56.31%) Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	SVC	367, 541	99.08%	Telefónica El Salvador Holding, S.A. de C.V. (99.08%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,420	99.98%	TCG Holdings, S.A. (65.99%) Telefónica, S.A. (13.60%) Guatemala Cellular Holdings, B.V. (13.12%) Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (98.00%) Telefónica El Salvador Holding, S.A. de C.V. (2.00%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	156	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A. (92.51%) Telefónica Datacorp, S.A.U (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	579	100%	Telefónica, S.A. (76.85%) Telefónica International Wholesale Services II, S.L. (23.15%)
Telefónica International Wholesale Services France, S.A.S. Provision of high bandwidth communications services	France	EUR	-	100%	Telefónica International Wholesale Services, S.L. (100%)
Telefónica International Wholesale Services Argentina, S.A. Provision of high bandwidth communications services	Argentina	USD	78	100%	T. International Wholesale Services America, S.A. (99.94%) Telefónica International Wholesale Services, S.L. (0.06%)
Telefónica International Wholesale Services Brasil Participaçoes, LtdParticipaçoes, Ltd. Provision of high bandwidth communications services	Brazil	USD	62	100%	Telefónica International Wholesale Services, S.L. (99.99%) Telefónica International, S.A. (0.01%)
Telefónica International Wholesale Services Perú, S.A.C. Provision of high bandwidth communications services	Peru	USD	20	100%	T. International Wholesale Services America, S.A. (100%) Telefónica Servicios Integrados, S.A.C.
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	United States	USD	36	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Puerto Rico, Inc. Provision of high bandwidth communications services	Puerto Rico	USD	24	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Ecuador, S.A Provision of high bandwidth communications services	Ecuador	USD	6	100%	T. International Wholesale Services America, S.A. (99.99%) Telefónica International Wholesale Services Perú, S.A.C. (0.01%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100%)
Terra Networks Mexico, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	45	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding company
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A. (99.99%)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	18	100%	Telefónica Internacional, S.A. (99.92%) TelefónicaTelefónica International Holding, B.V. (0.08%)
Terra Networks Guatemala, S.A. ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A. (99.99%)
TelefónicaTelefónica China, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A. (100%)
Telefónica Europe
Telefónica Europe plc Holding company	UK	GBP	13,061	100%	Telefónica, S.A. (100%)
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd. Holding company	UK	EUR	12	100%	MmO2 plc (100%)
Telefónica O2 UK Ltd. Wireless communications services operator	UK	GBP	10	100%	O2 Networks Ltd. (80.00%) O2 Cedar Ltd. (20.00%)
The Link Stores Ltd. Telecommunications equipment retailer	UK	GBP	-	100%	Telefónica O2 UK Ltd. (100%)
Be Un Limited (Be) Internet services provider	UK	GBP	10	100%	Telefónica O2 UK Ltd. (100%)
Tesco Mobile Ltd. (*) Wireless telephony services	UK	GBP	-	50.00%	O2 Ash Ltd. (50.00%)
O2 (Europe) Ltd. Holding company	UK	GBP	1,239	100%	Telefónica, S.A. (100%)
Telefónica O2 Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	100%	Telefónica O2 Germany Verwaltungs GmBh (99.99%) Telefónica O2 Germany Management GmBh (0.01%)
Tchibo Mobilfunk GmbH & Co. KG (*) Telecommunications equipment retailer	Germany	EUR	16	50.00%	Telefónica O2 Germany GmbH & Co. OHG (50.00%)
TelefónicaTelefónica O2 Ireland Ltd. Wireless communications services operator	Ireland	EUR	98	100%	Kilmaine, Ltd. (1%) O2 Netherland Holdings B.V. (99%)
Manx Telecom Ltd. Telecommunications service provider	Isle of Man	GBP	12	100%	O2 (Netherlands) Holdings BV (100%)
Telefónica O2 Czech Republic, a.s. Telecommunications service provider	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telefónica O2 Slovakia, s.r.o. Wireless telephony, internet and data transmission services	Slovak Republic	EUR	192	69.41%	Telefónica O2 Czech Republic, a.s. (100%)
Other companies
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related businesses	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	22	100%	Telefónica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting services	Argentina	ARS	148	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Gloway Broadcast Services, S.L. DSNG-based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
Telefónica Servicios de Música, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Atento Inversiones y Teleservicios, S.A.U. Telecommunications service provider	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento N.V. Telecommunications service provider	Netherlands	EUR	-	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Teleservicios España, S.A.U. Provision of all type of telemarketing services	Spain	EUR	1	100%	Atento N.V. (100%)
Atento Brasil, S.A. Telecommunications services provider	Brazil	BRL	152	100%	Atento N.V. (100%)
Atento Argentina, S.A. Telecommunications services provider	Argentina	ARS	3	100%	Atento Holding Chile, S.A. (97.99%) Atento N.V. (2.01%)
Teleatento del Perú, S.A.C. Telecommunications services provider	Peru	PEN	14	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)
Atento Chile, S.A. Telecommunications services provider	Chile	CLP	11,128	99.06%	Atento Holding Chile, S.A. (71.16%) Compañía de Telecomunicaciones de Chile, S.A (26.52%) Telefónica Empresas Chile, S.A. (0.93%) Telefónica Larga Distancia, S.A. (0.45%)
Atento Centroamérica, S.A. Provision of call-center services	Guatemala	GTQ	55	100%	Atento N.V. (99.99%) Atento El Salvador, S.A. de C.V. (0.01%)
Terra Networks Asociadas, S.L. Holding company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*) Online travel agency	Spain	EUR	1	50.00%	Terra Networks Asociadas, S.L. (50.00%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding company
Telefónica Learning Services, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Terra Networks Asociadas, S.L. (100%)
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	1	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança Security services and systems	Brazil	BRL	21	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V. Telecommunications research activities and projects	Mexico	MXN	-	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefônica Pesquisa e Desenvolvimento do Brasil, Ltda. Telecommunications research activities and projects	Brazil	BRL	1	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Casiopea Reaseguradora, S.A. Reinsurance	Luxemburg	EUR	4	100%	Telefónica, S.A. (99.97%) Telefónica Finanzas, S.A. (TELFISA) (0.03%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Casiopea Reaseguradora, S.A. (83.33%) Telefónica, S.A. (16.67%)
Altaïr Assurances, S.A. Direct insurance transations	Luxemburg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%) Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (89.99%) Casiopea Reaseguradora, S.A. (10.01%)
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C. Financial intermediation	United States	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Spiral Investments, B.V. Holding company	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Solivella Investment, B.V. Holding company	Netherlands	EUR	881	100%	Telefónica Móviles España, S.A.U. (100%)
Aliança Atlântica Holding B.V. Holder of 5,225,000 Portugal Telecom, S.A. shares	Netherlands	EUR	-	93.99%	Telefónica, S.A. (50.00%) Telecomunicaçoes de Sao Paulo, S.A. - TELESP (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A. Provision of management and administration services	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos, S.A.C. Provision of management and administration services	Argentina	ARS	-	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of management and administration services	Chile	CLP	1,017	97.89%	Compañía de Telecomunicaciones de Chile, S.A (97.89%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of management and administration services	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Cobros Serviços de Gestao, Ltda. Provision of management and administration services	Brazil	BRL	-	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Gestao de Serviços Compartilhados do BRASIL, Ltda. Provision of management and administration services	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos Mexico, S.A. de C.V. Provision of management and administration services	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Servicios Integrales de Distribución, S.A.U. Distribution services provider	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	-	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Companies accounted for using the equity method
Telco S.p.A. Holding company	Italy	EUR	3,588	46.18%	Telefónica, S.A. (46.18%)

Name and corporate purpose	Country	Currency	Share capital	% Telefónica Group	Holding company
Telecom Italia S.p.A. Holding company	Italy	EUR	10,674	10. 49%	Telco S.p.A. (10.49%)
Portugal Telecom, SGPS, S.A. Holding company	Portugal	EUR	27	9.86%	Telefónica, S.A. (8.51%) Telecomunicaçoes de Sao Paulo, S.A. - TELESP (0.79%) Aliança Atlântica Holding B.V. (0.56%)
Lycos Europe, N.V. Internet portal	Netherlands	EUR	3	32.10%	LE Holding Corporation (32.10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Hispasat, S.A. Operation of a satellite telecommunications system	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Ipse 2000 S.p.A Installation and operation of 3G wireless communications systems	Italy	EUR	13	39.92%	Solivella Investment, B.V. (39.92%)
China Unicom (Hong Kong) Limited Telecommunications service operator	China	RMB	2,329	8.37%	Telefónica Internacional, S.A. (8.37%)

(*)	Companies consolidated using proportionate consolidation.

Through these consolidated financial statements, O2 (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and is exempt in accordance with the stipulations of Art. 264b HGB.