Form 20-F
period 2010-12-31
TELEFONICA S A
filed 2011-04-29
CIK 814052

As filed with the Securities and Exchange Commission on April 29, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tel.  +34 91 482 8700, Fax.  +34 91 482 8600, e-mail: ir@telefonica.es
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value €1.00 per share* American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the $1,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2011; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $850,000,000 Floating Rate Guaranteed Senior Notes Due 2013; $1,200,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due
New York Stock Exchange

2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**
Not for trading, but only in connection with the listing of the $1,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2011; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $850,000,000 Floating Rate Guaranteed Senior Notes Due 2013; $1,200,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due 2019; ; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036;each of Telefónica Emisiones, S.A.U.  (a wholly-owned subsidiary of Telefónica, S.A.)

 Securities registered or to be registered pursuant to Section 12(g) of the Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

 The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2010 was:

Ordinary Shares, nominal value €1.00 per share: 4,563,996,485

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒      No☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐      No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒         Accelerated filer☐          Non-accelerated filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as Issued by the international Accounting Standards Board☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No☒

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.  These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

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

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value €1.00 per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.”  They are also listed on various foreign stock exchanges such as the London, Buenos Aires and Tokyo stock exchanges.  American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, are listed on the New York Stock Exchange and on the Lima Stock Exchange.  ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.  Brazilian Depositary Receipts (“BDRs”), each representing the right to receive one ordinary share, are listed on the São Paulo Stock Exchange and are issued under a deposit agreement with Banco Bradesco, S.A., as Depositary.  On March 30, 2011, we initiated a plan to cancel the BDR Program and delist our securities from the São Paulo Stock Exchange. We expect that the BDR Program cancellation and delisting process will be completed in the second half of 2011.

As used herein, “Telefónica,” “Telefónica Group,” “Group” and terms such as “we,” “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

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

•
Internet and data accesses: includes broadband accesses (retail asymmetrical digital subscriber line “ADSL,” satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits.  “Naked ADSL” allows customers to subscribe for a broadband connection without a monthly fixed line fee.

•	Pay TV: includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

•
Mobile accesses: includes accesses to mobile network for voice and/or data services (including connectivity). Mobile broadband includes internet access from devices used to make voice calls and smartphones (mobile internet), and internet access from devices that complement fixed broadband, such as  PCCards/dongles, and enable large amounts of data to be downloaded on the move (mobile connectivity).  In 2009 in order to align the criteria for the key performance indicators of our mobile operations, the definition of mobile accesses (and, therefore, of total accesses) was revised to include machine-to-machine accesses.  Mobile accesses are categorized into contract and prepay accesses.  In addition, we revised the accounting criteria for pre-pay mobile accesses at Telefónica O2 Czech Republic and Telefónica O2 Slovakia to conform to the accounting criteria for pre-pay mobile accesses throughout the Group.  In order to count a pre-pay mobile access, such access must have been active in the most recent three months prior to counting, through a revenue-generating event for our Group from whatsoever source.  As a result of both revisions, we restated 2008 mobile accesses.

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

Certain technical terms used with respect to our business are as follows:

•
“ARPU” is the average revenue per user per month.  ARPU is calculated by dividing total service revenue (excluding inbound roaming revenue) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then divided by 12 months.  ARPU is calculated using gross service revenue before deduction of wholesale discounts.

•	“CDMA” means Code Division Multiple Access, which is a type of radio communication technology.

•	“Commercial activity” includes the addition of new lines, replacement of handsets, migrations and changes in types of contracts.

•	“Customer revenue” means service revenue less interconnection revenue.

•	“Duo bundle” means broadband plus voice and/or TV service. We measure “duo bundles” in terms of units, where each bundle of broadband and voice service counts as one unit.

•	“Digital Dividend” refers to the amount of spectrum that will be freed up in the switchover from analogue to digital terrestrial TV.

•	“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop typically used for the last mile of telecommunications wiring.

•	“Final client accesses” means accesses provided to residential and corporate clients.

•	“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

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

•
“IT”, or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

•	“LMDS” means local multipoint distribution service.

•	“LTE” means Long Term Evolution, a wireless access technology.

•
“Local loop” means the physical circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network.

•	“M2M”, or machine to machine, refers to technologies that allow both wireless and wired systems to communicate with other devices of the same ability.

•
“MOU,” or minutes of use, is calculated by dividing the total number of voice minutes for the preceding 12 months by the weighted average number of mobile accesses for the same period, and then divided by 12 months.  Over the past several years, we have experienced strong growth in mobile accesses related primarily to data services (such as accesses related to machine-to-machine and mobile broadband devices).  Such growth in mobile accesses related to data services limits the use of MOU as an indicator of usage as it increases the total number of mobile accesses in the relevant period without any corresponding increase in the number of voice minutes related to such accesses for the relevant period.  As a result, we no longer publish MOU for years after 2008 and instead publish traffic evolution in absolute minutes of use.

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

•	“Net adds” means the difference between the customer base measured in terms of accesses at the end of the period and the beginning of a period.

•	“Revenues” means net sales and revenues from rendering of services.

•	“Service revenues” means revenues less revenues from handset sales.

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

•	“Trio bundle” means broadband plus voice service plus TV. We measure “trio bundles” in terms of units, where each bundle of broadband, voice service and TV counts as one unit.

•	“UMTS” means Universal Mobile Telecommunications System.

•	“VoIP” means voice over Internet protocol.

•	“Wholesale accesses” means accesses we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

In this Annual Report we make certain comparisons in local currency or on a “constant euro basis” or “excluding foreign exchange rate effects” in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods.  To make comparisons on a “constant euro basis” or “excluding foreign exchange rate effects,” we convert the relevant financial item into euros using the prior year’s average euro to relevant local currency exchange rate.  In addition, we present certain financial information excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009 by eliminating all adjustments made as a result of such consideration.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

In this Annual Report, references to “US dollars,” “dollars” or “$,” are to United States dollars, references to “pounds sterling,” “sterling” or “£” are to British pounds sterling, references to “reais” refer to Brazilian reais and references to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.

Our consolidated financial statements as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

Not applicable.

B.    Advisers

Not applicable.

C.    Auditors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.    Selected Financial Data

The following table presents certain selected consolidated financial data.  It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2008, 2009 and 2010 and the consolidated statement of financial position data as of December 31, 2009 and 2010 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2006 and 2007 and the consolidated statement of financial position data as of December 31, 2006, 2007 and 2008 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation and principles of consolidation are described in detail in Notes 2 and 3.q., respectively, to our Consolidated Financial Statements.

	As of or for the year ended December 31,
	2006(1)	2007	2008	2009	2010
	(in millions of euros, except share data)
Revenues	52,901	56,441	57,946	56,731	60,737
Other income	1,571	4,264	1,865	1,645	5,869
Supplies	(16,629)	(17,907)	(17,818)	(16,717)	(17,606)
Personnel expenses	(7,622)	(7,893)	(6,762)	(6,775)	(8,409)
Other expenses	(11,095)	(12,081)	(12,312)	(12,281)	(14,814)
Depreciation and amortization	(9,704)	(9,436)	(9,046)	(8,956)	(9,303)
Operating income	9,422	13,388	13,873	13,647	16,474
Share of profit (loss) of associates	76	140	(161)	47	76
Net financial expense	(2,795)	(2,851)	(2,821)	(2,767)	(2,537)
Net exchange differences	61	7	24	(540)	(112)
Net financial income (expense)	(2,734)	(2,844)	(2,797)	(3,307)	(2,649)
Profit before taxes from continuing operations	6,764	10,684	10,915	10,387	13,901
Corporate income tax	(1,781)	(1,565)	(3,089)	(2,450)	(3,829)
Profit for the year from continuing operations	4,983	9,119	7,826	7,937	10,072
Profit from discontinued operations after taxes	1,596	—	—	—	—
Profit for the year	6,579	9,119	7,826	7,937	10,072
Non-controlling interests	(346)	(213)	(234)	(161)	95
Profit for the year attributable to equity holders of the parent	6,233	8,906	7,592	7,776	10,167
Weighted average number of shares (thousands)	4,778,999	4,758,707	4,645,852	4,552,656	4,522,228
Basic and diluted earnings per share from continuing operations attributable to equity holders (euros)(2)	0.97	1.87	1.63	1.71	2.25
Basic and diluted earnings per share attributable to equity holders of the parent (euros)(2)	1.30	1.87	1.63	1.71	2.25
Earnings per ADS (euros)(2)(3)	1.30	1.87	1.63	1.71	2.25
Weighted average number of ADS (thousands) (3)	4,778,999	4,758,707	4,645,852	4,552,656	4,522,228
Cash dividends per ordinary share (euros)	0.55	0.65	0.90	1.00	1.30
Consolidated Statement of Financial Position Data
Cash and cash equivalents	3,792	5,065	4,277	9,113	4,220
Property, plant and equipment	33,887	32,460	30,545	31,999	35,797
Total assets	108,982	105,873	99,896	108,141	129,775
Non-current liabilities	62,645	58,044	55,202	56,931	64,599
Equity (net)	20,001	22,855	19,562	24,274	31,684
Capital stock	4,921	4,773	4,705	4,564	4,564
Consolidated Cash Flow Data
Net cash from operating activities	15,414	15,551	16,366	16,148	16,672
Net cash used in investing activities	(28,052)	(4,592)	(9,101)	(9,300)	(15,861)
Net cash (used in) from financing activities	14,572	(9,425)	(7,765)	(2,281)	(5,248)

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

(3)
Until January 20, 2011, each ADS represented the right to receive three ordinary shares.  Since January 21, 2011, each ADS represents the right to receive one ordinary share. The above figures have been restated accordingly.  Figures do not include any charges of the Depositary.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on April 22, 2011 was $1.4545 =€1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.
	Noon Buying Rate
Year ended December 31,	Period end	Average(1)	High	Low
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4698	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3261	1.4536	1.1959
2011 (through April 22, 2011)	1.4545	1.3840	1.4585	1.2944

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
October 31, 2010	1.4066	1.3688
November 30, 2010	1.4224	1.3036
December 31, 2010	1.3395	1.3089
January 31, 2011	1.3715	1.2944
February 28, 2011	1.3794	1.3474
March 31, 2011	1.4212	1.3813
April 30, 2011 (through April 22, 2011)	1.4585	1.4211

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, the Venezuelan Bolivar fuerte (see “Item 5. Operating and Financial Review and Prospects—A.  Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Classification of Venezuela as a hyperinflationary economy” and “Item 5.  Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Devaluation of the Venezuelan bolivar”), the pound sterling, the Czech koruna (crown), the Argentine peso, the Chilean peso, the Peruvian nuevo sol, the Mexican peso and the Colombian peso).

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

At December 31, 2010, approximately 50.6% of our assets were located in our Latin America segment.  In addition, approximately 42.9% of our revenues for 2010 were derived from our Latin American segment operations.  At December 31, 2010, 56.4% of Latin America assets and 42.7% of Latin America revenues were derived from our operations in Brazil.  Our business is thus particularly sensitive to any of the risks relating to Latin America discussed in this section to the extent they arise or manifest themselves in Brazil.  Our operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received therefrom) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

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

Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate.  The current uncertainty about an economic recovery may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.  Additional factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other general macroeconomic factors.  Specifically, in this respect the continuation of the economic situation in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results in Spain. In addition, other related effects of the financial crisis could impact our business, including insolvency of key suppliers or customers.  A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our business, financial condition, results of operations and cash flow and may therefore negatively affect our ability to meet our growth targets.

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

If our ability to generate cash flow were to decrease, whether due to an economic crisis or otherwise, we may need to incur additional debt or raise other forms of capital to support our liquidity and capital resource requirements for the ongoing development and expansion of our business.

The state of international financial markets in terms of liquidity, cost of credit, access and volatility continues to be affected by current uncertainties surrounding the pace of economic recovery, the health of the international banking system and increasing concerns regarding burgeoning public deficits in certain countries, among other factors.  Worsening conditions in the international credit markets due to any of these factors may make it more difficult and more expensive to refinance our financial debt or to incur additional debt.

In addition, our capacity to raise capital in the international capital markets would be impaired if our credit ratings were downgraded, whether due to decreases in our cash flow or otherwise.  Further, current market conditions may make it more difficult to renew our unused bilateral credit facilities, 35% of which as of December 31, 2010 are scheduled to mature prior to December 31, 2011.  The current financial situation may also make it more difficult and costly for us to launch a rights issue to our current shareholders or to raise additional equity capital if further funds were needed for pursuing our business plans.

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

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services.  Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Union and national, state, regional and local authorities.  Regulation may be especially strict in the markets of those countries in which we hold a significant market position.  In this respect, regulatory authorities regularly intervene in the retail and wholesale offering and pricing of our products and services.  Furthermore, such authorities may also adopt further regulations or take additional actions that could adversely affect us, including revocation of or failure to renew any of our licenses, authorizations or concessions, implementation of changes to the spectrum allocated to us or the granting or new licenses, authorizations or concessions to our competitors to offer services in the relevant markets.  Furthermore, regulations could require us to reduce roaming prices and termination rates in mobile and/or fixed line networks, require us to offer access to our network to other operators~~,~~ and result in the imposition of fines if we fail to fulfill our service commitments.  Such regulations and regulatory actions could place significant competitive and pricing pressure on our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

We expect that the regulatory landscape in the European Union will change as a consequence of the recent passage of a common regulatory framework that is to be implemented by Member States before May 2011.  We believe, based on the principles set forth in such regulatory framework, that the regulations adopted by Member States could result in an increased focus on the development and maintenance of competitive markets.  This regulatory framework proposes the adoption of certain measures, in specific circumstances, by national authorities to establish functional separation between the retail and wholesale operations of vertically integrated operators with significant market power, by requiring such operators to offer equal wholesale conditions to related and third party operators that buy wholesale products.  The adoption of such regulatory framework in Spain and other European Union Member States where we operate could result in requirements that force us to modify our internal organization in the relevant markets, which could result in additional costs to us. Additionally, our industry may face new regulatory initiatives regarding lowering mobile termination rates and the provision of data and audiovisual services.

Furthermore, we may face pressure from regulatory initiatives in some European countries that seek to reallocate spectrum rights and modify spectrum allocation policies that may result, among other things, in new tender processes for spectrum allocation in the European Union.

Finally, the European Commission’s recommendation concerning the implementation of European regulation of next-generation broadband networks may reduce incentives for operators to invest in broadband networks over the short and medium term because operators that invest in broadband networks could be required to provide third parties access to such networks.  This could affect competition, business performance and future growth in such services.  The European Commission is also considering further recommendations concerning cost accounting and non-discrimination that could increase regulatory pressure on fixed operators.

For further information regarding the matters discussed above and other aspects of the regulatory environments in which our businesses operate, see “Item 4. Information on the Company—Business Overview—Regulation.”

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

For further information regarding the licenses and concessions of our operating companies, see “Item 4. Information on the Company—Business Overview—Regulation.”

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

Spectrum capacity may become a limiting and costly factor.

Our mobile operations in a number of countries may rely on spectrum availability.  Failure to obtain sufficient or adequate spectrum coverage and the costs related to obtaining this capacity could have a material adverse impact on the quality of our services, on our ability to provide new services and on our cash flow, adversely affecting our business, financial condition and results of operations.

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

The mobile industry may be harmed by concerns stemming from actual or perceived health risks associated with radio frequency emissions.

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

New research is underway. Specifically, the WHO has announced that in 2011 it will issue new recommendations in connection with the release of its Radio Frequency Environment Health Criteria. Regardless of any conclusions drawn from such research, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on our mobile companies and consequently on our financial condition, results of operations and cash flow. While we are not currently aware of any evidence confirming a link between radio frequency emissions and health problems and we continue to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

We review on an annual basis or more frequently where the circumstances require, the value of each of our assets and cash generating units to assess whether their carrying values can be supported by the future cash flows expected to be derived from such assets and cash generating units, including in some cases synergies included in their acquisition costs.  Changes in the regulatory, business, economic or political environment may result in the necessity of recognizing impairment charges on our goodwill, intangible assets or fixed assets.

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

For a more detailed description of current legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

Item 4.   Information on the Company

A.    History and Development of the Company

Overview

Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924.  We are:

•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	mainly focused on providing fixed and mobile telephony services; and

•	present principally in Spain, Europe and Latin America.

The following significant events occurred in 2010:

•	On February 16, 2010, we completed, through our subsidiary Telefónica Deutschland GmbH, the acquisition of the German telecommunications operator HanseNet Telekommunikation GmbH (“HanseNet”).

•
On May 20, 2010, Telefónica O2 Germany GmbH & Co OHG (“Telefónica O2 Germany”) secured two blocks in the 800 MHz spectrum at the German frequency auction. Telefónica O2 Germany also secured one block of the 2.0 GHz and four blocks of the 2.6 GHz spectrums. The total investment in new frequencies by Telefónica O2 Germany was approximately €1,379 million.

•
On July 28, 2010, we signed an agreement with Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel, N.V. (“Brasilcel”) owned by Portugal Telecom.  Brasilcel owned approximately 60% of Vivo Participaçoes, S.A. (“Vivo Participaçoes”).  The acquisition price of the aforementioned capital stock of Brasilcel was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010 and €1,000 million of which was paid on December 30, 2010, with the remaining €2,000 million due on October 31, 2011 (though Portugal Telecom may request for this final payment to be made on July 29, 2011, in which case such final payment, and correspondingly, the price of the aquisition would be reduced by €25 million). Coincident with the closing of the transaction, the agreements signed in 2002 between Telefónica and Portugal Telecom, relating to their joint venture in Brazil (Subscription Agreement and Shareholders Agreement), were terminated.

•
On July 28, 2010, we executed a syndicated facility agreement with several domestic and international financial entities in an aggregate amount up to €8,000 million. This facility agreement is divided into two tranches: the first is a three-year term loan facility, in an aggregate amount up to €5,000 million and the second is a five-year revolving credit facility, in an aggregate amount up to €3,000 million.

•
On October 26, 2010, following the completion of the acquisition of Portugal Telecom’s 50% stake in Brasilcel, we announced a tender offer for all the outstanding voting shares of Vivo Participaçoes not held by Brasilcel, which represented approximately 3.8% of Vivo’s equity. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011, and was completed on March 18, 2011.

•
On December 28, 2010, Telefónica, S.A., through its subsidiary, Telefónica de Contenidos, S.A.U., completed the acquisition of 22% of the capital stock of Distribuidora de Televisión Digital S.A. (“DTS”) for approximately €488 million, €228 million of which was settled by cancelling the subordinated loan between Telefónica de Contenidos, S.A.U. (as creditor) and Sogecable, S.A. (currently Prisa Televisión, S.A.U., as debtor).

Business areas

We have implemented a regional, integrated management model based on three business areas, with each area in charge of the fixed and mobile telephone and other businesses within its borders:

•	Telefónica Spain: oversees the fixed and mobile telephony services in Spain.

•	Telefónica Europe: oversees the fixed and mobile telephony services in the United Kingdom, Germany, Ireland, the Czech Republic and Slovakia.

•
Telefónica Latin America: oversees the fixed and mobile telephony services in Latin America. In addition, Telefónica Latin America’s other members include: Telefónica Empresas, Telefónica International Wholesale Services (TIWS), the business unit responsible for other telecommunications operators and for managing our international services and the network which supports these services, and Terra Networks Latin América.

We are also involved in the media and contact center segments through Telefónica de Contenidos and Atento, respectively.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2010, including their jurisdictions of incorporation and our ownership interest.  For further detail, see Exhibit 8.1 to this Annual Report.

TELEFÓNICA S.A.
TELEFÓNICA SPAIN
TELEFÓNICA LATIN AMERICA
TELEFÓNICA EUROPE
OTHERS
Telefónica de España (Spain) 100%
Telefónica Móviles España(1) (Spain) 100%
Telyco (Spain) 100%
Telefónica Soluciones Sectoriales (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
Telesp (2) (Brazil) 87.95%
Vivo (Brazil) (5) 59,42%
Telefónica del Perú (Peru) 98.34%
Telefónica Móviles Perú (Peru) 99.99%
Telefónica de Argentina (Argentina) 100%
Telefónica Móviles Argentina (Argentina) 100%
Colombia Telecom (Colombia) 52,03%
Telefónica Móviles Colombia (Colombia) 100%
Telefónica Chile (Chile) 97,89%
Telefónica Móviles Chile (Chile) 100%
Telcel (Venezuela) 100%
Telefónica Móviles Mexico (Mexico) 100%
Terra Networks Brasil (Brazil) 100%
Telefónica Móviles El Salvador (El Salvador) 99,08%
Telefónica Empresas (Spain) 100%
Otecel (Ecuador) 100%
Telefónica Móviles Guatemala (Guatemala) 99.98%
Telefónica Data USA (USA) 100%
Telefonía Celular Nicaragua (Nicaragua) 100%
Terra Networks Chile (Chile) 99.99%
Telefónica Móviles del Uruguay (Uruguay) 100%
Terra Networks Mexico (Mexico) 100%
Telefónica Móviles Panamá (Panama) 100%
Telefónica (6) International Wholesale Services II and subsidiaries (Spain) 100%
Telefónica (3) International Wholesale Services and subsidiaries (Spain) 100%
Telefónica O2 Czech Republic (Czech Republic) 69,41%
Telefónica Europe PLC (UK) 100%
O2 (Europe) Ltd. (UK) (4) 100%
O2 Gmbh (Germany) (5) 100%
O2 Communications (Ireland) (5) 100%
HanseNet Telek. GmbH (Netherlands) 100%
Telefónica de Contenidos (Spain) 100%
Atento Inversiones y Teleservicios and subsidiaries (Spain) 100%
Atco (Argentina) 100%
Telefónica Gestión de Servicios Compartidos and subsidiaries (Spain) 100%
Telefónica Europe, B.V. (Netherlands) 100%
Telefónica Emisiones (Spain) 100%

(1)   Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A.
(2)	85.57% representing voting interest.
(3)	Ownership in Telefónica International Wholesale Services, S.L. (Spain) is held 92.51% by Telefónica, S.A. (Spain) and 7.49% by Telefónica Datacorp, S.A.U. (Spain).
(4)	Ownership in O2 (Europe) Ltd. is held directly by Telefónica, S.A.
(5)	Companies held indirectly by Telefónica, S.A.
(6)	Ownership in Telefónica International Wholesale Services II is held directly by Telefónica, S.A.

Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

•	coordinate the Group’s activities;

•	allocate resources efficiently among the Group;

•	provide managerial guidelines for the Group;

•	manage the Group’s portfolio of businesses;

•	foster cohesion within the Group; and

•	foster synergies among the Group’s subsidiaries.

Our principal executive offices are located at Distrito C, Ronda de la Comunicación, s/n, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain.  Our telephone number is +34 900 111 004.

Capital Expenditures and Divestitures

Our principal capital expenditures during the three years ended December 31, 2010 consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum.  In 2010, 2009 and 2008, we made capital expenditures of €10,844 million, €7,257 million and €8,401 million, respectively.

Year ended December 31, 2010

Our capital expenditures increased 49.4% to €10,844 million in 2010 compared to €7,257 million in 2009, mainly as a result of the acquisition of spectrum in Germany (€1,379 million) and Mexico (€1,237 million) and the full consolidation in the fourth quarter of 2010 of Vivo.  Excluding such spectrum acquisitions, capital expenditures growth would have been 13.4%.  Our investments in Spain were directed toward further developing the fixed broadband business with a selective roll-out of fiber optics, Imagenio and data services for large corporate customers and expanding mobile third generation, or 3G, offerings.  In Latin America, capital expenditures were directed toward the transformation of the fixed telephony business and continuing to expand coverage and capacity of 3G and GSM networks in our mobile telephony business.  In Europe, capital expenditures were directed toward improving the capacity and coverage of our mobile networks and greater investments in the ADSL business.

Year ended December 31, 2009

Our capital expenditures decreased 13.6% to €7,257 million in 2009 compared to €8,401 million in 2008, mainly as a result of investment containment in our three regions of activity. Our investments in Spain were directed toward further developing the broadband business and expanding 3G.  In Latin America capital expenditures were directed toward satisfying increased customer demand in broadband and pay TV and increasing coverage and capacity of our second generation, or GSM, and mobile 3G networks.  In Europe capital expenditures were directed toward expanding the mobile 3G network coverage, developing the broadband business and undertaking IT projects.

Year ended December 31, 2008

Our capital expenditures increased 4.7% to €8,401 million in 2008 compared to €8,027 million in 2007, mainly as a result of investments made to support the growth in Telefónica Latin Americas broadband and pay TV businesses and to further develop ADSL and adapt existing loops to FTTx (fiber optic) technology in order to enhance coverage for new services in Spain and expand the coverage and capacity of our mobile networks in all regions.

Financial Investments and Divestitures

Our principal financial investments in 2010 relate to the acquisition of 50% of Brasilcel (approximately €7,500 million), the acquisition of HanseNet (approximately €275 million) and the acquisition of a 22% stake in DTS (approximately €488 million).  Our principal divesture in 2010 was the reduction of our stake in Portugal Telecom by 7.98%, resulting in cash inflow of €631 million, though we retained a certain amount of economic exposure to fluctuations in the value of Portugal Telecom’s shares through the use of derivative instruments.

Our principal financial investment in 2009 was the acquisition of an additional stake in China Unicom (Hong Kong) Limited (“China Unicom”) (approximately $1,000 million as a consequence of a mutual share exchange).  Our principal divestiture in 2009 was the sale of Medi Telecom (€400 million) as described above.

Our principal financial investments in 2008 were made by Inversiones Telefónica Internacional Holding, Ltda., which invested €640 million for the acquisition of the additional 51.85% of Telefónica Chile, S.A., or Telefónica Chile, and Vivo, which invested Brazilian reais 1,163 million (equivalent to approximately €429 million at the transaction date) for the acquisition of 53.90% of the voting stock and 4.27% of the preferred stock of Telemig Celular Participaçoes, S.A.

Public Takeover Offers

The principal public takeover offers which occurred in 2010 and in 2011 through the date of this Annual Report were the following:

•
On July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel (a company then jointly owned by Telefónica and Portugal Telecom, which owned shares representing approximately 60% of the capital stock of Vivo (the “Brasilcel Acquisition Agreement”). The acquisition price for the aforementioned capital stock of Brasilcel was €7,500 million, of which €4,500 million was paid at the closing of the transaction on September 27, 2010, €1,000 million on December 30, 2010, with the remaining €2,000 million due October 31, 2011 (though Portugal Telecom may request for this last payment to be made on July 29, 2011, in which case the price of the acquisition and the final payment would be reduced by €25 million).

•
On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the company becoming a direct shareholder of the Brazilian consolidated group Vivo, by virtue of its ownership of approximately 60% of Vivo Participaçoes’s capital stock.

Pursuant to Brazilian legislation, on October 26, 2010, Telefónica announced a tender offer for the acquisition of all outstanding voting shares of Vivo not already owned or controlled by Telefónica, representing approximately 3.8% of Vivo Participaçoes’s capital stock, for an amount equivalent to 80% of the price per share to be paid to Portugal Telecom pursuant to the Brasilcel Acquisition Agreement, subject to regulatory approval. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and completed on March 18, 2011.

Recent Developments

The principal events that have occurred since December 31, 2010 are set forth below:

•
On January 23, 2011, Telefónica and China Unicom signed an extension to their strategic alliance agreement, pursuant to which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of $500 million in ordinary shares of the other party toward the alliance. Telefónica will acquire, through its subsidiary Telefónica Internacional, S.A.U, a number of China Unicom shares amounting to $500 million from third parties, within nine months of the date of the agreement.

Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital. Telefonica is in the process of making the required investment in China Unicom and its final ownership percentage of

China Unicom's voting capital after such investment may vary from the foregoing as it will depend upon the prevailing share prices at which the investment is made. In recognition of China Unicom’s stake in Telefónica, Telefónica has committed to proposing the appointment of a board member to be selected by China Unicom at our next General Shareholders’ Meeting, in accordance with applicable legislation and our bylaws.

China Unicom completed its acquisition of Telefónica shares on January 28, 2011, resulting in its ownership of 1.37% of our capital. For information related to this acquisition, see “Item 5. Operating and Financial Review and Prospects —Business Overview—Strategic Partnership”, “Item 5. Operating and Financial Review and Prospects – Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review.” and Note 24 to our consolidated financial statements.

•
On February 11, 2011, the Brazilian market regulator (C.V.M.) approved the tender offer made by Telefónica, S.A. to holders of all outstanding voting shares of Vivo Participaçoes not already held or controlled by Telefónica.  For information related to this tender offer, see “Item 5. Operating and Financial Review and Prospects – Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review.”

•
On February 24, 2011, we announced that we are considering a possible divestiture of our subsidiary, Atento Inversiones y Teleservicios, S.A.U., contemplating, among other alternatives, a potential public offering of shares of that company.

•
On March 25, 2011, the Board of Directors of each of our controlled subsidiaries, Vivo Participações and Telecomunicações de São Paulo, S.A.—Telesp (“Telesp”), respectively, approved the terms and conditions of a restructuring whereby all shares of Vivo Participações that Telesp does not own will merge into Telesp in exchange for Telesp shares, converting Vivo Participações into a wholly-owned subsidiary of Telesp (the “Restructuring”). The Restructuring was approved by shareholders of Vivo Participações at an Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by shareholders of Telesp at an Extraordinary General Shareholders’ Meeting held on that same date.

•
On March 30, 2011, we announced that the Brazilian market regulator (C.V.M) authorized the termination of Telefónica’s BDRs Program in Brazil and the subsequent delisting of Telefónica shares from the São Paulo stock exchange. The termination and delisting process started on March 30, 2011 and it is expected to conclude in the second half of 2011.

•
On April 12, 2011, our Board of Directors resolved to call Telefónica’s 2011 General Shareholders’ Meeting to be held on May 17, on first call, or on May 18, 2011 on second call.  The main items included in the agenda of this meeting are the following:

-
Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Annual Accounts and the Management Report of  Telefónica, and of its consolidated group of companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to Fiscal Year 2010.

-	Compensation of shareholders: Distribution of dividends to be charged to Unrestricted Reserves.

-	Amendment of the By-Laws principally for adjustments related to the latest legislative developments.

-	Amendment of the Regulations for the General Shareholders' Meeting principally for adjustments related to the latest legislative developments.

-
Re-election, appointment and ratification, as applicable, of the following Directors: Mr. Isidro Fainé Casas, Mr. Vitalino Manuel Nafría Aznar, Mr. Julio Linares López,  Mr. David Arculus,  Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero, Mr. Antonio Massanell Lavilla, and  Mr. Chang Xiaobing. (Determination of the number of Directors)

-
Authorization to increase the share capital pursuant to the terms and conditions of Section 297.1.b) of the Companies Act, over a maximum period of five years, delegating the power to exclude pre-emptive rights pursuant to Section 506 of the Companies Act.

-
Long-term share incentive plans including: (i) approval of a long-term incentive plan aimed at members of the executive team of the Telefónica Group (including executive Directors); (ii) restricted share plan aimed at employees and executive personnel; (iii) global incentive share purchase plan for the employees of the Telefónica Group.

For information related to our significant financing transactions completed in 2010 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Anticipated Sources of Liquidity.”

B.     Business Overview

We increased our customer base, measured in terms of total accesses, by 8.7% to 287.6 million accesses at December 31, 2010 from 264.6 million accesses at December 31, 2009, which was a 2.1% increase from the 259.1 million accesses we had at December 31, 2008.  This growth from December 31, 2009 to December 31, 2010 was primarily driven by an 8.9% increase in mobile accesses, a 27.0% increase in broadband accesses and a 12.0% increase in pay TV accesses.  Growth in our total number of accesses from December 31, 2008 to December 31, 2009 was primarily driven by growth in mobile accesses, broadband accesses and pay TV accesses.

The following table shows our total accesses at the dates indicated.  The classifications and explanatory notes below also apply, to the extent applicable, to the tables detailing our accesses by business area and country elsewhere in this section.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses(1)	42,930.8	40,606.0	41,355.7
Internet and data accesses	14,654.3	15,082.5	18,611.4
Narrowband accesses	1,997.2	1,427.5	1,314.1
Broadband accesses(2)	12,472.1	13,492.6	17,129.6
Other accesses(3)	185.0	162.4	167.8
Mobile accesses(4)(5)	195,818.6	202,332.5	220,240.5
Pay TV accesses	2,267.5	2,489.2	2,787.4
Final clients accesses	255,671.1	260,510.2	282,994.9
Unbundled local loop accesses	1,748.1	2,206.0	2,529.2
Shared UL accesses	602.3	447.7	264.0
Full UL accesses	1,145.8	1,758.3	2,265.3
Wholesale ADSL accesses(6)	534.7	463.4	687.4
Other accesses(7)	1,150.1	1,426.0	1,420.7
Wholesale accesses	3,433.0	4,095.3	4,637.4
Total accesses	259,104.1	264,605.5	287,632.3

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Includes our accesses for internal use. It also includes VoIP and naked ADSL accesses.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits and naked ADSL accesses.

(3)	Includes remaining non-broadband final client circuits.

(4)	Includes accesses of Telemig. Medi Telecom accesses are excluded at December 31, 2009.

(5)
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

(6)	Includes unbundled lines by Telefónica O2 Germany.

(7)	Includes circuits for other operators.

Our Services and Products

Fixed business

The principal services we offer in our fixed businesses in Spain, Europe and Latin America are:

•
Traditional fixed telecommunication services.  Our principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business-oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•
Internet and broadband multimedia services.  Our principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL; naked ADSL ( broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content delivery and personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price and VoIP services.  Also, in some regions, (Spain and Brazil) we are providing services based on Fiber to the Home (FTTH), including a new range of products and services. This line of products includes high speed Internet access (currently up to 30 Mb), which allows Telefónica Spain to provide its customers with advanced IPTV services, such as high definition channels (HDTV), and in Spain, Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

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

•
Mobile data and Internet services.  Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds.  Customers may also receive selected information, such as news, sports scores and stock quotes.  We also provide mobile broadband connectivity and Internet access.  Through mobile broadband and Internet access, our customers are able to send and receive e-mail, browse the Internet, download contents (like games), purchase goods and services in m-commerce transactions and use our other data services.

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

Telefónica Spain Operations

Telefónica Spain provides fixed and mobile telephony services in Spain.

Telefónica Spain’s total accesses increased by 1.7% to 47.6 million accesses at December 31, 2010 from 46.8 million accesses at December 31, 2009.  Total accesses at December 31, 2010 included 24.3 million mobile accesses, 13.3 million fixed telephony accesses, 5.9 million Internet and data accesses and 0.8 million pay TV accesses.  Additionally, it included 2.5 million unbundled local loop accesses and 0.6 million of wholesale ADSL accesses.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Spain.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	15,326.3	14,200.1	13,279.7
Internet and data accesses	5,670.0	5,722.5	5,879.8
Narrowband accesses	388.0	219.5	136.1
Broadband accesses	5,246.4	5,476.8	5,722.3
Other accesses	35.6	26.2	21.4
Mobile accesses	23,604.8	23,538.6	24,309.6
Pre-pay accesses	9,037.0	8,204.5	7,919.8
Pay TV accesses	612.5	703.0	788.2
Final clients accesses	45,213.6	44,164.2	44,257.4
Wholesale accesses	2,136.1	2,614.0	3,333.8
Total accesses	47,349.7	46,778.2	47,591.2

Telefónica Spain - Fixed business

Telefónica Spain provides fixed telephony services in Spain.

Operations

The following table presents, at the dates indicated, selected statistical data relating to the operations of Telefónica Spain’s fixed business:

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	15,326.3	14,200.1	13,279.7
Internet and data accesses	5,670.0	5,722.5	5,879.8
Narrowband accesses	388.0	219.5	136.1
Broadband accesses	5,246.4	5,476.8	5,722.3
Other accesses	35.6	26.2	21.4
Pay TV accesses	612.5	703.0	788.2
Final clients accesses	21,608.8	20,625.6	19,947.8
Wholesale line rental accesses	9.5	97.4	294.5
Unbundled local loop accesses	1,698.0	2,153.8	2,477.1
Shared UL accesses	602.3	447.7	264.0
Full UL accesses	1,095.7	1,706.1	2,213.1
Wholesale ADSL accesses	423.8	359.0	561.3
Other accesses	4.7	3.7	0.9
Wholesale accesses	2,136.1	2,614.0	3,333.8
Total accesses	23,744.8	23,239.6	23,281.6

Telefónica Spain’s fixed telephony accesses decreased by 6.5% to 13.3 million accesses at December 31, 2010, from 14.2 million accesses at December 31, 2009.  Telefónica Spain had net fixed telephony accesses losses of 0.9 million in 2010, lower than the 1.1 million net fixed telephony accesses losses recorded in 2009.

Telefónica Spain’s broadband accesses increased 4.5% to 5.7 million at December 31, 2010 from 5.5 million accesses at December 31, 2009.

Unbundled local loops at December 31, 2010 amounted to 2.5 million accesses, of which nearly 10.7% were shared access loops, while the remainder were full unbundled loops (including 602 thousand naked shared loops). Decreasing growth rates in 2010 contributed to fewer net additions for the full year (323 thousand loops), 29.1% below net additions in 2009. Shared loops decreased by 184 thousand accesses in 2010, while full unbundled loops increased by 507 thousand.

Telefónica Spain’s total wholesale ADSL accesses were 0.6 million accesses at December 31, 2010, an increase of 56.4% compared to the accesses at December 31, 2009, mainly due to new modalities and price reductions.

In 2010, Telefónica Spain continued to increase its presence in the pay TV market, achieving a customer base of 0.8 million accesses at December 31, 2010, up from 0.7 million accesses at December 31, 2009, an increase of 12.1%.

Since 2005 Telefónica Spain has bundled its ADSL services with other products in Duo bundles, which include voice services, and Trio bundles, which include voice and IPTV services.  At December 31, 2010, approximately 89% of Telefónica Spain’s broadband accesses were included in Duo or Trio bundles compared to 88% at December 31, 2009.

Sales and marketing

One of our main priorities has been to satisfy customer needs and increase customer loyalty by improving the quality of our customer service and offering a wide range of integrated telecommunications services.  We have reinforced our strategy of customer segmentation in order to tailor our services to best meet the specific needs of each customer segment.

In 2010, we rebranded in connection with our customer-focused strategy. In May 2010, Movistar was launched as the sole trademark for all residential and business customers, in order to foster emotional connections with customers.

In order to boost the value of its services, in June 2010 Telefónica Spain added to its broadband bundles the option for free fixed-to-mobile calls for customers on weekends.

In addition, on October 1, 2010 a new type of broadband access called “hasta 6Mb” was launched. This allows each customer to enjoy increased network speed.

In addition to these measures aimed at improving the products and services offered to broadband customers, ADSL speeds are being increased without concurrent price increases.

We also implemented a local strategy involving different offers adapted to local conditions in each area. Pursuant to this strategy, we focus on areas where competition is particularly high, creating comprehensive plans and outstanding commercial processes such as the establishment of a Convergent Customer Service Centre.

The value of fixed lines was also enhanced by redesigning our fixed line catalogue and launching new types of contracts for fixed line customers that offer more favorably priced packages for access plus calls, which addresses basic domestic communication needs (“Contrato Básico Hogar”, “Planazo Hogar a Fijos y Móviles”).

In the business segment, we continued to promote our Puesto de Trabajo services, which is a package of services designed to meet the voice (fixed and/or mobile), data and IT needs of self-employed, and small- and medium-sized businesses. During 2010 we advanced this initiative with the roll out of Aplicateca services, focusing mainly on management, localization, security and office automation software.

The customer service model employed by Telefónica Spain, which is focused on achieving the highest degree of efficiency in customer service, has the following features:

•	a 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;

•
Telefónica stores (Tiendas Telefónica), where customers can test and buy the products we market, the highlight of which is our flagship store at the historic Telefónica headquarters building on the Gran Vía (Madrid), which is the largest telecommunications store in Spain. We also continue to work to improve our stores, equipping them with the resources to meet the needs of residential and business customers. Special attention has been given to the Telyco stores to improve the customer experience;

•
the Telefónica On Line Store, accessible by Internet (www.telefonica.es), which offers customers clear and accessible information regarding the services and products we offer and the ability to purchase these services and products online, as well as manage their accounts and access their bills, easily and securely;

•
a dedicated customer service system for corporate and residential customers, to ensure each customer’s particular needs are met. The technical service centers also help customers resolve possible service problems, and offer enhanced service to customers via specialized and highly-skilled staff.

Competition

Telefónica Spain’s principal competitors in the fixed telephony market fall within three main categories:

•
cable operators, such as Spanish nationwide cable operator ONO, which offers bundles of voice, broadband and pay TV services triple play, and regional cable operators (Euskaltel, Telecable and Grupo R);

•	ULL operators, such as Orange, Jazztel and Vodafone; and

•	large-business oriented operators, such as British Telecom and Colt, which offer voice and data virtual private networks (VPNs).

Telefónica Spain’s estimated market share at December 31, 2010 was as follows:

•	fixed telephony accesses market share amounted to approximately 69% of retail accesses;

•	broadband market share amounted to approximately 53% of retail accesses; and

•	pay TV market share amounted to approximately 19% of the market in terms of accesses.

In November 2008, the CMT approved “Wholesale Access for Telephone Lines,” or AMLT, a new product that allows operators to resell telephone lines to their final customers. After more than two years on the market, this service has been consolidated and continues to grow and function correctly, both at systems and operational level.

Network and technology

Telefónica Spain continued to further develop the fixed broadband business with a selective roll-out of fiber optics, Imagenio and data services for large corporate customers, as well as improvements in capacity and security of its aggregation, transport and data network.

Telefónica Spain - Mobile business (Spain)

Telefónica Spain provides mobile services in Spain.

Operations

The estimated penetration of the Spanish mobile market reached 125% at December 2010.  The Spanish mobile market showed growth primarily as a result of the growth of data services.

The following table presents, at the dates or for the periods indicated, selected statistical data relating to Telefónica Spain’s mobile business.

	At or for the year ended December 31,
	2008	2009	2010
Total mobile accesses (in thousands)	23,604.8	23,538.6	24,309.6
Pre-pay accesses (in thousands)	9,037.0	8,204.5	7,919.8
MOU (minutes)	156	n.a.	n.a.
Traffic (millions of minutes)	43,568	42,039	41,700
ARPU (in euros)	30.4	27.5	25.4

Our mobile customer base in Spain, measured in terms of accesses, stood at 24.3 million accesses at December 31, 2010, an increase of 3.3% from 23.5 million at December 31, 2009.  This evolution was primarily driven by a 6.9% increase in accesses in the contract segment, which offset the decrease of 3.5% in the prepaid segment. In May 2010 we disconnected 113 thousand prepaid accesses from our customer base, without a significant impact on our economic results.

In the context of an increasingly competitive market, with strong competition in number portability and pressure on pricing, Telefónica Móviles España continues to maintain its leadership in difference between revenue and access share, due to its strong focus on high value customers.  Telefónica Spain’s mobile business achieved net adds of  771 thousand accesses in 2010, compared to negative net adds of 66 thousand accesses in 2009, with a noteworthy number of net accesses gains in the contract segment: 1.1 million accesses in 2010, up from 0.8 million in 2009.

At December 31, 2010, approximately 67.4% of our mobile accesses in Spain were contract, which represents an increase of 2.3 percentage points from December 31, 2009.

ARPU for Telefónica Spain’s mobile business decreased 7.3% to €25.4 in 2010 from €27.5 in 2009, primarily due to by mobile termination rate cuts (-19.2% year-on-year following the cuts implemented in October and April 2010), lower usage by customers in the current environment and increased price-oriented competition, offsetting higher contribution from connectivity revenue.

Traffic for 2010 decreased 0.8% to 41,700 million minutes compared to 42,039 million minutes in 2009 mainly due to lower voice usage.

Sales and marketing

Telefónica Spain is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:

•	in-depth market segmentation, with a focus on customer value;

•	programs to promote customer loyalty;

•	pricing policies to stimulate usage, including launching segmented packages and innovative tariff options; and

•
a focus on the latest market trends involving mobile Internet access, either from devices used to make voice calls or from devices that complement fixed broadband and enable large amounts of data to be downloaded on the move.

Since Telefónica Spain began providing mobile services in Spain, its sales and marketing strategy has focused on generating increased brand awareness and customer satisfaction to achieve customer growth. Telefónica Spain utilizes several types of marketing channels, including television, radio, exterior billboards, telemarketing, direct mail and Internet advertising. Telefónica Spain also sponsors several cultural and sporting events in order to increase its brand recognition.

During 2010 Telefónica Spain’s main marketing campaigns focused on boosting demand for mobile broadband, with the launch of data flat rates for browsing the web using a smartphone or mobile internet to access (content, music, television, etc) as well as browsing the web using a laptop or mobile conectivity device, developing new concepts such as “try and buy”. In addition, Telefónica Spain offers access to mobile broadband services with HSPA technology. These favorable data rates and mobile broadband capable devices have been bundled by Telefónica Spain in order to promote an increase in the number of accesses and level of use of mobile broadband services in Spain.  In order to help achieve this goal:

•	In 2010, Telefónica Spain launched complementary mobile and fixed broadband services at very competitive prices.

•
In 2010, Telefónica Spain advanced its portfolio of data tariffs for the residential segment, launching tariffs that address technology needs such as multi-device flat-rate data plans enabling users to browse with tablets and smartphones at no extra cost, and new tranches to existing plans that better meet customer needs. The main innovations in our mobile voice portfolio for corporate customers have focused on increasing voice time allotments. We have also initiated plans to bundle mobile voice and data, which offers single-contract advantages.

Competition

Telefónica Spain’s main competitors in the Spanish market for mobile communications service are: Vodafone España, a subsidiary of Vodafone plc, Orange, which is the trade name of France Telecom España S.A., Yoigo, whose principal shareholder is TeliaSonera, and other MVNO operators.

Telefónica Spain’s estimated market share in Spain in terms of mobile accesses was approximately 41.4% at December 31, 2010.

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

In 2010, Telefónica Spain invested in and expanding mobile third generation, or 3G, in Spain and developing its technological platforms and information systems.

Telefónica Europe

Telefónica Europe’s principal activities are the provision of fixed and mobile telephony services, Internet and data services in the United Kingdom, Germany and the Czech Republic, Internet, data and mobile telecommunications services in Ireland, mobile telecommunications services in Slovakia and pay TV services in Czech Republic and Germany.

The following table presents, at the dates indicated, selected statistical data relating to our operations in Europe.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	1,952.7	1,827.5	3,672.4
Internet and data accesses	1,354.5	1,754.7	4,496.4
Narrowband accesses	163.4	137.3	503.2
Broadband accesses	1,158.7	1,589.1	3,964.9
Other accesses	32.4	28.3	28.3
Mobile accesses	41,401.8	44,095.0	46,675.5
Pay TV accesses	114.5	137.6	206.4
Final clients accesses	44,823.5	47,814.9	55,050.6
Wholesale accesses	1,237.9	1,425.2	1,247.7
Total accesses	46,061.4	49,240.1	56,298.3

Telefónica Europe’s total accesses increased 14.3% to 56.3 million accesses at December 31, 2010 from 49.2 million accesses at December 31, 2009.  This increase was mainly driven by the inclusion of accesses from HanseNet into Telefónica Europe’s accesses during 2010. Total accesses at December 31, 2010 included 46.7 million mobile accesses, 3.7 million fixed telephony accesses, 4.5 million Internet and data accesses and 0.2 million pay TV accesses.  Additionally, it included 1.2 million ADSL wholesale accesses.

United Kingdom – Telefónica O2 UK

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the United Kingdom.

	At December 31,
	2008	2009	2010
	(in thousands)
Internet and data accesses	340.9	591.5	671.6
Broadband accesses	340.9	591.5	671.6
Mobile accesses	20,274.7	21,299.3	22,211.5
Pre-pay accesses	11,862.5	11,740.3	11,712.3
Final clients accesses	20,615.6	21,890.8	22,883.1
Total accesses	20,615.6	21,890.8	22,883.1

	Year ended December 31,
	2008	2009	2010
MOU (minutes)	207	n.a.	n.a
Traffic (millions of minutes)	46,585	53,856	58,143
ARPU (in euros)	29.0	24.7	25.1

The estimated mobile penetration rate in the United Kingdom was approximately 133% at December 31, 2010, compared to approximately 126% at December 31, 2009.

Total accesses for Telefónica O2 UK, Telefónica Europe’s operating company in the United Kingdom, increased 4.5% to 22.9 million accesses at December 31, 2010 compared to 21.9 million accesses at December 31, 2009 (excluding the Tesco mobile customer base, which is the result of a joint venture in which Telefónica O2 UK holds a 50% stake and whose customers use the Telefónica O2 UK network).  Telefónica O2 UK, had net adds of 0.9 million accesses in 2010, 11% less than its net additions in 2009.

Telefónica O2 UK added 0.9 million mobile contract accesses in 2010, bringing the total at December 31, 2010 to 10.5 million mobile contract accesses, an increase of 9.8% from December 31, 2009. Pre-pay mobile accesses decreased from 11.74 million accesses at December 31, 2009 to 11.71 million accesses at December 31, 2010. At December 31, 2010 mobile contract accesses made up 47.3% of Telefónica O2 UK’s mobile customer base, compared to 44.9% at December 31, 2009.  At December 31, 2010 Telefónica O2 UK had 0.7 million broadband accesses compared to 0.6 million broadband accesses at December 31, 2009.

ARPU was €25.1 in 2010 up from €24.7 in 2009 (a decrease of 2.1% in local currency).  The decrease in local currency ARPU was caused by the impact of lower mobile termination rates, or MTRs, which was partially offset by the increased demand for data from smartphone users. Traffic in 2010 increased 8% to 58,143 million minutes compared to 53,856 million minutes in 2009.

Sales and marketing

In the United Kingdom, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail, internet advertising and sponsorship to market Telefónica O2 UK’s products and services.

In 2010, Telefónica O2 UK continued its focus on high-value customers across various segments and offered a wide range of smartphones such as the iPhone 4 and a range of android devices, in addition to mobile broadband, representing one of the key drivers of revenue growth in 2010.

Competition

Telefónica O2 UK’s estimated market share was approximately 26.6% at December 31, 2010 compared with approximately 26.2% at December 31, 2009, based on the number of mobile accesses.

In addition to Telefónica O2 UK, other significant network operators in the UK mobile telecommunications market are: Vodafone UK, a subsidiary of Vodafone plc, Everything Everywhere, a joint venture between Deutsche Telecom AG and France Telecom, and 3, owned by Hutchison Whampoa.  MVNOs operating in the UK market include Virgin Mobile and Talk-Talk, owned by Virgin Media and The Carphone Warehouse Group respectively, which respectively use the T-Mobile UK and Vodafone network, and Tesco Mobile, a joint venture in which Telefónica O2 UK holds a 50% stake, and which uses the Telefónica O2 UK network.

Since December 31, 2009, Telefónica O2 UK also provides the network infrastructure for LycaMobile, a mobile virtual network operator (MVNO) who competes with us and pays Telefónica O2 UK to use its network.

Network and technology

Telefónica O2 UK’s digital network in the United Kingdom is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 UK’s international roaming agreements, enables Telefónica O2 UK’s customers to make and receive calls in more than 200 countries worldwide.

Germany – Telefónica O2 Germany

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Germany (2010 data includes HanseNet figures).

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	—	—	1,916.4
Internet and data accesses	214.8	285.1	2,914.7
Narrowband accesses	—	—	385.7
Broadband accesses	214.8	285.1	2,529.1
Mobile accesses	14,198.5	15,507.4	17,049.2
Pre-pay accesses	7,231.5	7,807.0	8,795.2
Pay TV accesses	—	—	77.2
Final clients accesses	14,413.3	15,792.5	21,957.5
Wholesale accesses	1,128.4	1,316.8	1,116.5
Total accesses	15,541.7	17,109.3	23,074.0

	Year ended December 31,
	2008	2009	2010
MOU (minutes)	138	n.a.	n.a.
Traffic (millions of minutes)	22,313	23,257	25,543
ARPU (in euros)	17.4	15.6	14.8

The estimated mobile penetration rate in Germany was approximately 131% at December 31, 2010, compared to approximately 132% at December 31, 2009.

The total customer base of Telefónica O2 Germany, Telefónica Europe’s operating company in Germany, increased by 6.0 million accesses from December 31, 2009 to 23.1 million accesses at December 31, 2010, due primarily to our acquisition of HanseNet.

Telefónica O2 Germany had net adds of 0.6 million mobile contract accesses and 1.0 million mobile pre-pay accesses in 2010, bringing the contract and pre-pay customer base at December 31, 2010 to 8.3 million accesses and 8.8 million accesses respectively.

At December 31, 2010, Telefónica O2 Germany had a customer base of 2.5 million broadband accesses.  Telefónica O2 Germany reported 1.1 million ULL lines at December 31, 2010, a decrease of 15.2% from 1.3 million ULL lines at December 31, 2009. The decrease in ULL lines was due to the absorption of former HanseNet lines.

During March 2010 and following the acquisition of HanseNet, Telefónica O2 Germany added 2.1 million broadband accesses, 1.8 million fixed telephony accesses, 0.4 million narrowband accesses and 0.1 million pay TV accesses to its portfolio.

Mobile ARPU continued to decline in 2010, decreasing 5.5% to €14.8 in 2010 from €15.6 in 2009, mainly as a result of an approximately 62% regulated cut in MTRs in the last two years, through December 2010.  Traffic in 2010 increased 9.8% to 25,543 million minutes compared to 23,257 million minutes in 2009.

Sales and marketing

During 2010, Telefónica O2 Germany bolstered its commercial model with the introduction of the iPhone to its portfolio.  In addition, Telefónica O2 Germany unveiled its O2 Blue tariff, specifically targeted at Smartphone users and providing simple and affordable tariffs for this growing segment of the market.

Competition

Telefónica O2 Germany’s estimated market share in Germany was approximately 15.7% at December 31, 2010 compared to approximately 14.6% at December 31, 2009, based on number of mobile accesses.

Telefónica O2 Germany competes primarily with three other companies in the German market for communication services.  These are Vodafone Germany, which is owned by Vodafone plc. , T-Mobile, a subsidiary of Deutsche Telecom AG, and E-Plus, which is owned by KPN. Telefónica O2 Germany also competes with several MVNOs, Cable and DSL operators.

Telefónica O2 Germany purchased spectrum licenses in 2010 for approximately €1,379 million in connection with its efforts to provide next-generation mobile services.

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

Czech Republic and Slovakia – Telefónica O2 Czech Republic and Telefónica O2 Slovakia

Telefónica Europe provides fixed line, Internet and data accesses, pay TV, and mobile services in the Czech Republic and mobile services in Slovakia, where it launched operations during the first quarter of 2007.

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the Czech Republic (data excludes Slovakia).

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	1,893.4	1,770.6	1,669.2
Internet and data accesses	779.5	848.7	898.8
Narrowband accesses	163.4	137.6	117.5
Broadband accesses	583.7	683.1	753.0
Other accesses	32.4	28.3	28.3
Mobile accesses	4,802.1	4,944.6	4,838.6
Pre-pay accesses	2,282.8	2,130.2	1,975.0
Pay TV accesses	114.5	137.6	129.2
Final clients accesses	7,589.5	7,701.5	7,535.8
Wholesale accesses	109.5	108.4	131.2
Total accesses	7,698.9	7,810.0	7,667.0

	Year ended December 31,
	2008	2009	2010
MOU (minutes)	121	n.a.	n.a.
Traffic (millions of minutes)	7,420	8,232	8,790
ARPU (in euros)	22.8	19.3	18.5

The estimated mobile penetration rate in the Czech Republic based on registered customers was approximately 135% at December 31, 2010, compared to approximately 134% at December 31, 2009.

Fixed telephony accesses for Telefónica O2 Czech Republic, Telefónica Europe’s operating company in the Czech Republic, decreased by 5.7% to 1.7 million accesses at December 31, 2010 from 1.8 million accesses at December 31, 2009, mainly due to the challenging environment.

Telefónica O2 Czech Republic’s broadband accesses increased 10.2% compared to December 31, 2009 to 0.8 million accesses at December 31, 2010. These increases are primarily as a result of increased demand for accesses in the Czech Republic. Meanwhile, the pay TV customer base decreased 6.1% to 0.1 million accesses at December 31, 2010.

Telefónica O2 Czech Republic’s mobile accesses decreased 2.1% to 4.8 million accesses at December 31, 2010, from 4.9 million accesses at December 31, 2009.  Contract mobile accesses accounted for 59.2% of these accesses at December 31, 2010, up from 56.9% at December 31, 2009.  The number of pre-pay mobile accesses decreased 7.3%, to 2.0 million accesses at December 31, 2010, from 2.1 million accesses at December 31, 2009.

ARPU decreased to €18.5 in 2010 from €19.3 in 2009 (a reduction of 8.1% in local currency), primarily due to MTR cuts and reduced roaming rates.  Traffic in 2010 increased 6.8% to 8,790 million minutes compared to 8,232 million minutes in 2009.

Sales and marketing

Continued uptake of “O2 Neon” tariffs, a postpaid tariff with attractive prices, an increased retail fixed broadband customer base as well as a stabilization of fixed line losses contributed to solid commercial momentum in 2010, despite the challenging economic environment.

Competition

Telefónica O2 Czech Republic had an estimated mobile market share of approximately 38.5% at December 31, 2010, compared to approximately 39.2% at December 31, 2009, based on number of mobile accesses.

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

Slovakia

At December 31, 2010, Telefónica O2 Slovakia’s total number of mobile accesses amounted to 0.9 million accesses, an increase of 59.2% compared to December 31, 2009.  Contract mobile accesses accounted for 38.0% of these accesses at December 31, 2010 compared to 35.4% at December 31, 2009.  Throughout 2010, Telefónica O2 Slovakia continued with “O2 Fér” plan, a simple tariff which unifies pre-pay and contract mobile rates and offers SIM-only products without a handset subsidy.

Ireland – Telefónica O2 Ireland

Operations

The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Ireland:

	At December 31,
	2008	2009	2010
	(in thousands)
Total mobile accesses	1,727.7	1,714.3	1,695.8
Pre-pay accesses	1,084.6	1,022.5	966.5

	Year ended December 31,
	2008	2009	2010
MOU (minutes)	245	n.a.	n.a.
Traffic (millions of minutes)	4,867	4,672	4,732
ARPU (in euros)	43.2	39.6	37.0

The estimated mobile penetration rate in Ireland was approximately 118% at December 31, 2010, compared to 120% at December 31, 2009.

Telefónica O2 Ireland had net losses of 18 thousand mobile accesses in 2010.  Telefónica O2 Ireland’s customer base, in terms of mobile accesses, decreased 1.1% from December 31, 2009 to 1.7 million mobile accesses at December 31, 2010.

Telefónica O2 Ireland had net adds of 38 thousand contract mobile accesses in its mobile business in 2010, a decrease of 22.7% on December 31, 2009.

ARPU decreased by 6.6% in 2010 to €37.0 from €39.6 in 2009 as a result of MTR cuts and continued mobile usage optimization by customers, including reduced roaming activity.  Traffic in 2010 increased 1.3% to 4,732 million minutes compared to 4,672 million minutes in 2009.

Sales and marketing

During 2010, despite Telefónica O2 Ireland’s performance being impacted by difficult economic conditions, intense competition and MTR cuts, Telefónica O2 Ireland posted growth in mobile postpay.

Competition

There are currently three other primary competitors in the Irish mobile telecommunications market: Vodafone Ireland, which is part of Vodafone plc, Meteor, which is part of Eircom, and 3 Ireland, which is part of Hutchison Whampoa Ltd.

Telefónica O2 Ireland’s estimated market share was approximately 32.0% at December 31, 2010 compared to approximately 32.3% at December 31, 2009 based on number of mobile accesses.

Network and technology

Telefónica O2 Ireland’s digital network in Ireland is based upon the GSM/UMTS standard.  The prevalence of the GSM standard, together with Telefónica O2 Ireland’s international roaming agreements, enables Telefónica O2 Ireland customers to make and receive calls in more than 200 countries worldwide.

Telefónica Latin America

Telefónica Latin America provides fixed and mobile telephony services through the operators described in the following sections in the main Latin American markets.  In addition, Telefónica Latin America’s other members include: Telefónica Empresas, TIWS, the business unit responsible for other telecommunications operators and for managing our international services and the network which supports these services, and Terra Networks Latin América.

The following table presents statistical data relating to our operations in Latin America:

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	25,644.5	24,578.3	24,403.6
Internet and data accesses	7,629.8	7,605.2	8,235.1
Narrowband accesses	1,445.8	1,070.6	674.8
Broadband accesses	6,067.0	6,426.8	7,442.3
Other accesses	117.0	107.8	118.0
Mobile accesses	123,385.2	134,698.9	149,255.4
Pay TV accesses	1,540.5	1,648.6	1,792.7
Final clients accesses	158,200.1	168,531.1	183,686.9
Wholesale accesses	59.0	56.1	55.9
Total accesses	158,259.0	168,587.2	183,742.8

Telefónica Latin America’s total accesses increased 9.0% to 183.7 million accesses at December 31, 2010 from 168.6 million accesses at December 31, 2009.  Total accesses at December 31, 2010 include 149.3 million mobile accesses, 24.4 million fixed telephony accesses, 8.2 million Internet and data accesses and 1.8 million pay TV accesses. Additionally, it includes 56 thousand wholesale accesses.

The following table sets forth certain information at December 31, 2010 regarding the principal Latin American operating companies of Telefónica Latin America.

Country	Company	Population		Interest
		(in millions)		(%)
Brazil	Telecomunicações de São Paulo, S.A.—Telesp	41.3	(*)	87.95
	Vivo Participaçoes S.A.	194.0		59.42
Mexico	Telefónica Móviles México, S.A. de C.V.	110.6		100.00
Panama	Telefónica Móviles Panamá, S.A.	3.5		100.00
Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.6		100.00
Guatemala	Telefónica Móviles Guatemala, S.A.	13.9		99.98
El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	6.0		99.08
Venezuela	Telcel, S.A.	28.8		100.00
Colombia	Colombia Telecomunicaciones, S.A. ESP.	45.5		52.03
	Telefónica Móviles Colombia, S.A.			100.00
Peru	Telefónica del Perú, S.A.A.	29.6		98.34
	Telefónica Móviles Perú, S.A.C.			99.99
Ecuador	Otecel, S.A.	14.3		100.00
Argentina	Telefónica de Argentina, S.A.	40.4		100.00
	Telefónica Móviles Argentina S.A.			100.00
Chile	Telefónica Chile, S.A.	16.9		97.89
	Telefónica Móviles Chile, S.A.			100.00
Uruguay	Telefónica Móviles Uruguay, S.A.	3.4		100.00

(*)	Concession area only.

Brazil

The following table presents, at the dates indicated, selected statistical data relating to our operations in Brazil.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	11,661.9	11,253.8	11,292.6
Internet and data accesses	3,625.8	3,440.2	3,848.2
Narrowband accesses	996.4	723.1	446.2
Broadband accesses	2,557.8	2,638.4	3,319.2
Other accesses	71.6	78.7	82.8
Mobile accesses	44,945.0	51,744.4	60,292.5
Pre-pay accesses	36,384.0	41,960.7	47,658.6
Pay TV accesses	472.2	487.2	486.3
Final clients accesses	60,704.9	66,925.7	75,919.6
Wholesale accesses	34.1	34.2	33.9
Total accesses	60,739.1	66,959.8	75,953.5

Telefónica Latin America’s accesses in Brazil increased 13.4% to 76.0 million accesses at December 31, 2010 from 67.0 million accesses at December 31, 2009. This growth reflects a 16.5% year-on-year increase in Vivo’s  customer base and, to a lesser extent, the expansion of Telesp’s (Telefónica Latin America’s Brazilian fixed line business) fixed telephony accesses and broadband business, while pay TV accesses were largely unchanged.

Brazil Fixed Business – Telecomunicações de São Paulo, S.A. – Telesp

Operations

Telesp provides fixed telephony and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.

Telesp achieved significant operating and commercial improvements in 2010, a year during which the company reoriented its management focus and repositioned its commercial efforts, attaining improvements in quality and customer loyalty levels. As a result of this, Telesp’s fixed telephony, Internet and data and pay TV accesses increased 2.9% to 15.7 million accesses at December 31, 2010 from 15.2 million accesses at December 31, 2009 primarily due to sharp increases in broadband accesses. Telesp’s fixed telephony accesses increased 0.3% to 11.29 million accesses at December 31, 2010 from 11.25 million accesses at December 31, 2009. Of these, 29.9% were pre-pay accesses or accesses with consumption limits.

The Brazilian broadband market continued to grow in 2010. Telesp increased its broadband customer base by 25.8% to 3.3 million accesses at December 31, 2010 compared to 2.6 million accesses at December 31, 2009, recovering market share in this business. Telesp offers pay TV mainly through a DTH solution and, since the fourth quarter of 2007 after the acquisition of Navy Tree, also offers MMDS technology, reaching 0.5 million accesses at December 31, 2010.

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

Telefónica Latin America employs direct sales, telesale and indirect channels to deliver fixed telephony and other telecommunications solutions to residential, small and medium enterprises, or SMEs, and corporate customers in Brazil.

We offer bundled products, which include both local and long-distance traffic and minutes bundled with broadband.  We believe that the trend towards bundled offers in Brazil will continue to grow, and that further developing such offers will be important to maintaining our competitiveness in the market.  Also, since 2009 Telesp launched its “X-treme” products, based on FTTx technology.

Competition

Our fixed telephony business in Brazil currently faces strong competition in the corporate and premium residential segments in respect of several types of services. In the corporate segment, there is strong competition in both voice services (local and long distance) and data transmission, resulting in greater retention costs to maintain client relationships. We also face fierce competition in IT services from multinational companies with considerable experience in this business.

Our main competitors in the corporate fixed telephony line segment are Oi, Intelig and Embratel, a subsidiary of Telmex Internacional. In the high-income residential service segment, we compete for long-distance customers with Embratel and for broadband customers with cable TV providers, mainly NET Serviços de Comunicação S.A. The niche operator owned by Vivendi, GVT, started operating in the state of São Paulo in 2010. For the local voice and high-income segments, we also face increasing competition from mobile operators. To defend ourselves from increasing competition, we focus on improving our broadband products, offering bundled services that include voice, broadband and pay TV, and we are increasing the access speed offered to our clients. In addition, we are improving our market segmentation and developing more competitive products intended to defend our client base from our competitors’ product offerings and to defend our market share.

In the low-income fixed local telephony segment, we face less direct competition due to the low profitability of this market. The most significant competition is from pre-pay mobile telecommunications providers.

Telesp had an estimated market share in the fixed telephony market in the State of São Paulo of approximately 72.7% at December 31, 2010 based on the number of fixed telephony accesses, down from approximately 74.4% at December 31, 2009.

Brazil mobile business –Vivo

Operations

With approximately 203.1 million mobile accesses, Brazil ranked first in Latin America in terms of number of mobile accesses at December 31, 2010. At December 31, 2010, Brazil had an estimated mobile market penetration rate of approximately 104.7% compared to approximately 90.5% at December 31, 2009.

Since September 2010, Telefónica has control of Vivo, after acquiring Portugal Telecom’s stake in Brasilcel. The license of Vivo considers the Brazilian market on a nationwide basis with an aggregate population of approximately 194 million people. Vivo is the leading operator in Brazil, with an approximate 29.7% market share in terms of mobile accesses.

Vivo’s customer base, in terms of number of accesses, increased 16.5% to 60.3 million accesses at December 31, 2010 from 51.7 million accesses at December 31, 2009. Of these, 12.6 million were mobile contract accesses. The primary factors contributing to this growth include new mobile broadband accesses, the wider range of handsets available, Vivo’s leadership in terms of brand and distribution chain, ongoing marketing campaigns for pre-pay mobile traffic and an improved capacity to attract contract accesses with the Vivo Voçe plans launched at the end of 2009.

	Year ended December 31,
	2008	2009	2010
Traffic (millions of minutes)	40,547	52,134	77,463
ARPU (in euros)	11.2	9.9	11.0

Traffic in 2010 increased 48.6% to 77,463 million minutes compared to 52,134 million minutes in 2009 due to the characteristics of the promotions that Vivo offered in 2010, focusing on pre-pay and control segments, which require minimum consumption and a prepaid recharge when such consumption is complete.

ARPU was €11.0 in 2010 compared to €9.9 in 2009 (a decrease of 6.0% in local currency), reflecting the increased proportion of “SIM only” accesses and a strong growth in the customer base.

Sales and marketing

Vivo actively manages its distribution channels, which consisted of approximately 11,834 points of sale at December 31, 2010. Also, pre-pay mobile customers have access to a wide range of top up points. Credit top ups can also be made by electronic transfers through an automatic teller machine.  At December 31, 2010, approximately 21.0% of Vivo’s customer base were contract mobile accesses and the remaining 79.0% were pre-pay accesses. Contract mobile accesses growth was driven by customer acquisition and retention campaigns focused on high-value customers, with an emphasis on the Vivo Voçe plans and mobile internet offers.

Vivo voçe plans are customized plans that allow customers to choose among various service mixes and include free voice minutes, messaging, and/ or mobile Internet access.  Vivo Voçe also aims to increase customer loyalty by encouraging increased usage and advertising competitive prices.  These plans are divided into different categories depending on the number of minutes included, and feature additional upgrades, such as extra SMS, extra long distance minutes and extra MMS as well as a 3G Internet upgrade option.

Competition

Vivo was the leading mobile operator in Brazil in terms of number of accesses at December 31, 2010. The growth of the Brazilian market was considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Vivo operates. Vivo’s major competitors are subsidiaries of TIM Brasil (a subsidiary of Telecom Italia), Claro (a subsidiary of America Móvil) and Oi.

Vivo’s estimated market share in terms of mobile accesses in the Brazilian mobile markets in which it operates was approximately 29.7% at December 31, 2010, largely unchanged from December 31, 2009.

Network and technology

The licenses granted to the companies integrated under the Vivo brand allow operations over the WCDMA, GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Vivo offers both analog and digital services in the bands of 800 MHz, 1900 MHz and 2100 MHz. In 2010 migration from the CDMA to the GSM network continued, increasing Vivo’s GSM customer base at December 31, 2010 to 49.6 million accesses, 82.3% of its total customer base.

Venezuela

Venezuela mobile business – Telcel, S.A. – Telcel

Operations

The following table presents, at the dates indicated, selected statistical data relating to our operations in Venezuela.

	At December 31,
	2008	2009	2010
	(in thousands)
Total mobile accesses	10,584.0	10,531.4	9,514.7
Pre-pay accesses	9,970.7	9,891.1	8,740.3
Fixed wireless accesses	1,312.8	1,214.3	966.2
Pay TV	8.5	62.8	69.3
Total accesses	11,905.3	11,808.5	10,550.2

The mobile penetration rate in Venezuela stood at an estimated 101% at December 31, 2010, an increase of 0.3 percentage points from December 31, 2009.

Telefónica Latin America operates in Venezuela through Telcel, S.A., or Telcel, whose accesses decreased 10.7% to 10.5 million accesses at December 31, 2010 from 11.8 million accesses at December 31, 2009, mainly due to higher handset prices as a consequence of the devaluation of the Venezuelan bolivar.

	Year ended December 31,
	2008	2009	2010
Traffic (millions of minutes)	14,993	14,951	14,195
ARPU (in euros)	16.9	21.2	14.3

Traffic in 2010 decreased 5.1% to 14.195 million minutes from 14,951 million minutes in 2009, due primarily to lower pre-pay accesses.

ARPU for 2010 was €14.3 compared to €21.2 in 2009, primarily explained by the effects of the devaluation of the Venezuelan bolivar (an increase of 26.3% in local currency, which reflects the increased proportion of contract mobile accesses in the customer base and the continued growth in data revenues).

Sales and marketing

In Venezuela, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products. At December 31, 2010, 8% of our mobile accesses in Venezuela were contract mobile accesses, while approximately 92% were pre-pay mobile accesses.

In 2010, Telcel reinforced its position as a leading company in the data business, known for developing new, innovative products and services.

Competition

The major competitors in the Venezuela mobile business are Movilnet and Digitel. Movilnet is a mobile services communication provider owned by the public operator CANTV. Movilnet currently uses CDMA and GSM technologies. Digitel is a mobile communications provider that uses GSM technology and focuses its strategy on mobile internet services based on 3G.

Telefónica’s estimated market share in the Venezuelan mobile market, in terms of mobile accesses, was approximately 32.7% at December 31, 2010, down from approximately 36.9% at December 31, 2009.  This decrease was due principally to higher handset prices as a consequence of the devaluation of the Venezuelan bolivar, which limited our competitiveness and our ability to increase gross adds.

Argentina

The following table presents, at the dates indicated, selected statistical data relating to our operations in Argentina.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	4,603.1	4,607.7	4,621.5
Fixed wireless accesses	22.4	36.2	35.5
Internet and data accesses	1,284.3	1,351.0	1,505.4
Narrowband accesses	182.8	112.7	65.7
Broadband accesses	1,082.0	1,238.3	1,439.7
Other accesses	19.5	—
Mobile accesses	14,829.6	15,931.9	16,148.9
Pre-pay accesses	9,687.6	10,736.8	10,370.4
Final clients accesses	20,717.0	21,890.7	22,275.8
Wholesale accesses	10.0	9.3	13.0
Total accesses	20,726.9	21,900.0	22,288.8

Telefónica Latin America managed a total of 22.3 million accesses in Argentina at December 31, 2010, an increase of 1.8% from December 31, 2009. This increase was underpinned by growth in mobile accesses, which increased by 1.4% to 16.1 million accesses at December 31, 2010 from 15.9 million accesses at December 31, 2009, and in the number of broadband accesses, which increased by 16.3% to 1.4 million accesses at December 31, 2010 from 1.2 million accesses at December 31, 2009.

Argentina fixed business – Telefónica de Argentina S.A.

Operations

Telefónica Latin America conducts its Argentine fixed business through Telefónica de Argentina, S.A., or Telefónica de Argentina, the leading provider of fixed telephony services in Argentina in 2010 based on number of accesses, according to information provided by its competitors and regulatory authorities.

Telefónica de Argentina’s accesses increased 2.9% to 6.1 million accesses at December 31, 2010 from 6.0 million accesses at December 31, 2009. This modest growth was primarily driven by a 16.3% increase in broadband accesses to 1.4 million accesses at December 31, 2010 from 1.2 million accesses at December 31, 2009. The growth in broadband accesses was accompanied by a slight increase in fixed telephony accesses of 0.3% to 4.6 million accesses at December 31, 2010.

Sales and marketing

In Argentina, Telefónica de Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its fixed telephony products and services. Telefónica de Argentina continued answering customers’ needs through the development of its broadband business and by providing them new value added services. Telefónica de Argentina also focused its product strategy on bundles, such as flat-rate plans (tarifa plana). In 2010, we continued commercializing long distance flat-rate plans. The flat-rate plan was primarily sold with the bundling of broadband access together with a local traffic plan. At December 31, 2010 approximately 72% of the broadband customer base subscribed to broadband through a bundled package.

Competition

Telefónica de Argentina is the incumbent provider of fixed telephony services in the southern region of Argentina. However, other licensees currently providing local telephony services include Telecom Argentina, S.A. and Telecentro. Claro, a mobile phone company owned by America Móvil, also competes in the fixed telephony market.

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

Telefónica had an estimated market share in the Argentine fixed telephony market of approximately 47.1% at December 31, 2010 based on number of fixed telephony accesses, down from approximately 47.8% at December 31, 2009.

Network and technology

Telefónica de Argentina invested in 2010 to develop its broadband access business through ADSL technology, increasing the network coverage and capacity.

Argentina mobile business – Telefónica Móviles Argentina S.A.

Operations

The Argentine mobile market continued to grow in 2010, with an increase in its penetration to 128.6% at December 31, 2010, from 120.3% at December 31, 2009, based on number of mobile accesses.

Telefónica Latin America conducts its Argentine mobile business through Telefónica Móviles Argentina, S.A., or Telefónica Móviles Argentina, whose accesses increased 1.4% to 16.1 million accesses at December 31, 2010 from 15.9 million accesses at December 31, 2009. Telefónica Móviles Argentina also increased its number of contract accesses by 11.2% to 5.8 million accesses at December 31, 2010 from 5.2 million accesses at December 31, 2009.

	Year ended December 31,
	2008	2009	2010
Traffic (millions of minutes)	12,941	15,562	17,550
ARPU (in euros)	8.7	8.6	9.2

Traffic reached 17,550 million minutes in 2010, an increase of 12.8% compared to 15,562 million minutes in 2009, mainly driven by the growth in on-net traffic.

ARPU was €9.2 in 2010 compared to €8.6 in 2009 (an increase of 6.7% in local currency), which was due mainly to higher unit voice consumption and increasing data usage.

Sales and marketing

In Argentina, Telefónica Móviles Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2010, approximately 35.8% of our accesses in Argentina were contract mobile accesses. During 2010, Telefónica Móviles Argentina continued to pursue its objective of leading the 3G mobile data market and continuing to drive traditional customer revenue growth through greater levels of traditional consumption.

Competition

We currently have three competitors in the Argentine market for mobile communications services, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Argentina; Claro, controlled by América Móvil; and Nextel, owned by NII Holdings Inc.

Telefónica Móviles Argentina’s estimated market share in the Argentine mobile market in terms of mobile accesses was approximately 31.0% at December 31, 2010, down from approximately 33.0% at December 31, 2009.

Network and technology

In Argentina we operate on digital networks based upon GSM and UMTS technology. At December 31, 2010, GSM accesses represented 96.7% of Telefónica Móviles Argentina’s accesses. Also, Telefónica Móviles Argentina developed its mobile broadband business through UMTS technology, increasing coverage.

Chile

The following table presents, at the dates indicated, selected statistical data relating to our operations in Chile.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	2,121.0	2,028.0	1,939.3
Internet and data accesses	743.8	807.2	836.0
Narrowband accesses	18.7	15.9	6.6
Broadband accesses	716.6	783.2	821.5
Other accesses	8.6	8.1	7.9
Mobile accesses	6,875.0	7,524.7	8,794.0
Pre-pay accesses	4,956.0	5,435.9	6,179.3
Pay TV accesses	263.0	285.1	341.2
Final clients accesses	10,002.7	10,645.0	11,910.5
Wholesale accesses	11.5	8.9	5.3
Total accesses	10,014.3	10,653.8	11,915.8

At December 31, 2010 Telefónica Latin America managed a total of 11.9 million accesses in Chile, 11.8% more than at December 31, 2009, underpinned by growth in mobile accesses, which increased by 16.9% to 8.8 million accesses at December 31, 2010 from 7.5 million accesses at December 31, 2009. Growth was also driven by a 4.9% increase in final clients broadband accesses to 0.8 million accesses at December 31, 2010, and a 19.7% increase in pay TV accesses to 0.3 million accesses at December 31, 2010. Fixed telephony accesses decreased 4.4% to 1.9 million accesses at December 31, 2010 from 2.0 million accesses at December 31, 2009.

Chilean fixed business – Telefónica Chile S.A.

Operations

Telefónica Latin America conducts its Chilean fixed business through Telefónica Chile, the leading fixed line telecommunications operator in Chile based on number of accesses, according to information provided by its competitors and regulatory authorities.

Telefónica Chile’s accesses decreased 0.2% to 3.1 million accesses at December 31, 2010. Telefónica Chile’s fixed telephony accesses decreased 4.4% from December 31, 2009 to 1.9 million accesses at December 31, 2010. Broadband and pay TV accesses continued to grow in 2010, and Telefónica Chile managed 821 thousand broadband accesses at December 31, 2010 compared to 783 thousand at December 31, 2009.

Telefónica Chile’s pay TV business grew to 0.3 million accesses at December 31, 2010. Telefónica Chile established itself as the third pay TV operator in Chile, by number of accesses.

Sales and marketing

Telefónica Chile launched bundle services of broadband and voice to satisfy customers’ demand. Also, double and triple play bundles represented one of the drivers of revenue growth. The integration of the fixed and mobile businesses also led to the bundling of the services of both businesses, enabling us to market a greater range of products and permitting customers to combine packages to meet their needs.

The customer service model developed by Telefónica Chile, features the following characteristics:

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

Since October 25, 2009, all fixed and/or mobile businesses products and services have been marketed under the brand “Movistar,” formerly used exclusively by the mobile business.

Competition

VTR is our principal competitor in the Chilean fixed telephony market.

Telefónica Chile’s estimated market share at December 31, 2010 was approximately 57.7% of retail fixed telephony accesses, down from approximately 58.4% at December 31, 2009.

Network and technology

Telefónica Chile made improvements on its network to support broadband and TV accesses growth, while updating it to be ready for the development of the VDSL and fiber optic, or FTTx, access networks.

Chilean mobile business – Telefónica Móviles Chile, S.A.

Operations

The mobile penetration rate in Chile stood at an estimated 125.8% at December 31, 2010, an increase of approximately 20.2 percentage points from December 31, 2009, when such rate was estimated at approximately

105.6%. This increase was primarily due to a recovery of the mobile market during 2010, compared with 2009, when mobile market activity was lower due to an unstable economy and less consumption.

Telefónica Latin America conducts its Chilean mobile business through Telefónica Móviles Chile, S.A., or Telefónica Móviles Chile, whose customer base increased 16.9% to 8.8 million accesses at December 31, 2010. The number of contract accesses rose by 25.2% to 2.6 million accesses at December 31, 2010 from 2.1 million accesses at December 31, 2009.

	Year ended December 31,
	2008	2009	2010
Traffic (millions of minutes)	9,703	10,521	11,791
ARPU (in euros)	12.3	10.7	12.1

Traffic in 2010 increased 12.1% to 11,791 million minutes at December 31, 2010 from 10,521 million minutes at December 31, 2009, mainly driven by outgoing traffic, primarily on-net.

ARPU was €12.1 in 2010 compared to €10.7 in 2009 (a decrease of 1.8% in local currency). The decrease in local currency was largely due to MTR cuts, which came into effect on January 23, 2009 (a 3% decrease every January for the subsequent three years).

Sales and marketing

Telefónica Móviles Chile offered promotional campaigns associated with top-ups and prepaid sales while developing mobile broadband service.

Competition

We currently have three primary competitors in the Chilean market for mobile telephony, each of which provides services on a nationwide basis: Entel, Claro and Nextel.

Telefónica Móviles Chile’s estimated market share in the Chilean mobile sector in terms of mobile accesses was approximately 41.4% at December 31, 2010, down from approximately 42.8% at December 31, 2009.

Network and technology

In Chile, Telefónica Móviles Chile operates with GSM and 3G network, launched in December 2007.

Mexico

Mexico mobile business – Telefónica Móviles México, S.A. de C.V.

Operations

The following table presents, at the dates indicated, selected statistical data relating to our operations in Mexico.

	At December 31,
	2008	2009	2010
	(in thousands)
Total mobile accesses	15,330.6	17,400.5	19,661.6
Pre-pay accesses	14,432.4	16,328.3	18,061.3
Fixed wireless accesses	133.6	334.3	565.5
Total accesses	15,464.2	17,734.8	20,227.1

The mobile penetration rate in Mexico was approximately 82.3% at December 31, 2010 an increase of 7 percentage points from December 31, 2009.

Telefónica Latin America conducts its Mexican mobile business through Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles México.  Telefónica Móviles Mexico’s customer base increased 14.1% to 20.2 million accesses at December 31, 2010 from 17.7 million accesses at December 31, 2009. At December 31, 2010, approximately 91.9% of our mobile customers in Mexico were pre-pay mobile accesses while 8.1% were contract mobile accesses.

	Year ended December 31,
	2008	2009	2010
Traffic (millions of minutes)	22,431	23,186	23,232
ARPU (in euros)	8.2	6.9	6.9

Traffic in 2010 was virtually unchanged from 2009 (+0.2% year-on-year), affected by the introduction of a 3% special production and service tax, the 1% hike in VAT, which was passed directly to the consumer, and changes in the company’s commercial offers made in the first half of the year. ARPU was flat (decreasing by 10.8% in local currency).

Sales and marketing

In Mexico, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products and services.

Telefónica Móviles México’s offer was completed with the “Prepago 1.18” plan in the pre-pay segment, based on a price-per-call offer, which aims to boost our competitiveness without reducing profitability.

Competition

Telefónica Móviles México is the second largest mobile operator in Mexico based on the number of mobile accesses, and competes with various mobile operators at the national level.  Telefónica Móviles México’s principal competitor is Telcel, a subsidiary of América Móvil.  Other significant competitors are Nextel and Iusacell.

Telefónica Móviles México’s estimated market share in the Mexican mobile market in terms of mobile accesses was approximately 21.6% at December 31, 2010, an improvement from approximately 20.8% at December 31, 2009.

Network and technology

Telefónica Móviles México has 100% of its accesses on its GSM network. Also, Telefónica Móviles México provides UMTS services.

Peru

The following table presents, at the dates indicated, selected statistical data relating to our operations in Peru.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	2,986.5	2,971.2	2,871.2
Fixed wireless accesses	485.5	582.7	537.8
Internet and data accesses	728.9	800.6	885.4
Narrowband accesses	17.7	16.9	15.4
Broadband accesses	698.4	768.0	850.8
Other accesses	12.8	15.6	19.2
Mobile accesses	10,612.7	11,458.2	12,507.1
Pre-pay accesses	9,575.2	10,214.2	10,104.4
Pay TV accesses	654.5	686.3	690.6
Final clients accesses	14,982.6	15,916.3	16,954.3
Wholesale accesses	0.4	0.5	0.5
Total accesses	14,983.0	15,916.8	16,954.8

At December 31, 2010, Telefónica Latin America had 17.0 million accesses in Peru, which represents an increase of 6.5% from December 31, 2009. This growth in accesses was primarily driven by a 9.2% increase in mobile accesses from December 31, 2009 to 12.5 million mobile accesses at December 31, 2010, mostly in the contract segment.

Peruvian fixed business – Telefónica del Perú, S.A.A.

Operations

Telefónica Latin America conducts its Peruvian fixed telephony business through Telefónica del Perú, S.A.A., or Telefónica del Perú, which at December 31, 2010 was the leading fixed line telecommunications operator in Peru based on number of fixed telephony accesses.

Telefónica del Perú had total accesses of 4.4 million at December 31, 2010, a decrease of 0.2% from December 31, 2009, due primarily to decreases in fixed wireless telephony accesses. Fixed telephony accesses decreased 3.4% from December 31, 2009 to 2.9 million accesses at December 31, 2010. Broadband accesses grew by 10.8% from December 31, 2009 to 0.9 million accesses at December 31, 2010.

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

Competition

In 2010, Telmex and Americatel (now operating under the Claro brand), Telefónica del Perú’s two primary competitors, focused on offering bundled products (local and long distance telephony together with broadband and pay TV).

Telefónica del Perú had an estimated market share in the Peruvian fixed telephony market of approximately 89.9% at December 31, 2010, based on number of fixed telephony accesses, down from approximately 93.8% at December 31, 2009.

Network and technology

Telefónica del Peru continued to develop ADSL technology, increasing coverage and speed of its broadband business.

Peruvian mobile business – Telefónica Móviles Perú, S.A.C.

Operations

The estimated Peruvian mobile penetration rate reached 66.7% approximately at December 31, 2010, an increase of 2 percentage points compared to December 31, 2009.

Telefónica Latin America conducts its Peruvian mobile business through Telefónica Móviles Perú, S.A.C., or Telefónica Móviles Perú, whose customer base increased 9.2% from December 31, 2009 to 12.5 million accesses at December 31, 2010. This increase was primarily driven by a 93.1% increase in the number of contract mobile accesses from December 31, 2009 to December 31, 2010.

	Year ended December 31,
	2008	2009	2010
Traffic (millions of minutes)	10,039	11,460	13,662
ARPU (in euros)	6.0	5.5	6.2

Traffic in 2010 increased 19.2% to 13,662 million minutes compared to 11,460 million minutes in 2009, primarily due to increases in on-net traffic, corresponding to our strategy of offering better tariffs to this type of traffic as a benefit of belonging to the largest mobile network of the country.

ARPU was €6.2 in 2010 compared to €5.5 in 2009 (an increase of 0.3% in local currency), primarily due to an increased focus on contract customers.

Sales and marketing

Telefónica Móviles Perú uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2010, approximately 80.8% of Telefónica Móviles Perú’s mobile accesses were pre-pay accesses, while approximately 19.2% were contract accesses.

In May 2009, it started to commercialize mobile broadband and launched push to talk in September 2009, which allows instant communications from a mobile device. Since November 2009, pre-pay commercial offers were changed to focus on each of the pre-pay clusters (defined by recharge frequency and money spent) in order to avoid revenue cannibalization.

In 2010, mobile business growth was driven by the increase of our contract customer base, driven by additional plans and migrations from pre-pay to contract. For pre-pay customers, we shifted from conducting mass campaigns to campaigns focusing on customer behavior through the Descubre tu Promo campaign, which offers free minutes, weekend calls and text messages.

Competition

Telefónica Móviles Perú currently has two primary competitors in the Peruvian market for mobile telephony services: Claro, owned by América Móvil, and Nextel Perú.

Telefónica’s estimated market share in the Peruvian mobile market in terms of mobile accesses was approximately 63.4% at December 31, 2010, up from approximately 62.9% at December 31, 2009.

Network and technology

At December 31, 2010 Telefónica Móviles Perú operated UMTS, GSM and CDMA technology. Its digital network is based upon the CDMA/CDMA 1XRTT standard. Telefónica Móviles Perú continued the migration to GSM technology, and at December 31, 2010, GSM accesses accounted for 93.8 % of its total customer base, which represents an increase of 0.4 percentage points from December 31, 2009.

Colombia

The following table presents, at the dates indicated, selected statistical data related to our operations in Colombia.

	At December 31,
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	2,299.2	1,639.8	1,586.9
Internet and data accesses	395.9	428.4	553.6
Narrowband accesses	0.3	5.9	5.6
Broadband accesses	393.9	420.3	548.0
Other accesses	1.7	2.2	0.0
Mobile accesses	9,963.1	8,964.6	10,004.5
Pre-pay accesses	8,327.3	7,203.2	7,679.1
Pay TV accesses	142.3	127.2	205.3
Final clients accesses	12,800.5	11,159.9	12,350.3
Wholesale accesses	2.9	3.3	3.3
Total accesses	12,803.4	11,163.2	12,353.6

Telefónica Latin America managed a total of 12.4 million accesses in Colombia at December 31, 2010, an increase of 10.7% from December 31, 2009.

This improvement was underpinned by an increase in mobile accesses, which rose 11.6% to 10.0 million at December 31, 2010 from 9.0 million accesses at December 31, 2009. This growth was also driven by a 30.4% increase in broadband accesses to 0.5 million and a 61.4% increase in pay TV accesses to 0.2 million at December 31, 2010. Fixed telephony accesses decreased 3.2% to 1.59 million accesses at December 31, 2010 from 1.64 million accesses at December 31, 2009.

Colombian fixed business - Colombia Telecomunicaciones, S.A. ESP

Operations

Telefónica Latin America conducts its Colombian fixed telephony business through Colombia Telecomunicaciones, S.A. ESP, or Colombia Telecom, which is present in approximately 1,000 municipalities in Colombia.

Colombia Telecom reached 2.3 million accesses at December 31, 2010, which represents an increase of 6.8% from 2.2 million accesses at December 31, 2009, primarily due to the increase of 30.4% in broadband accesses to 0.5 million at December 31, 2010 from 0.4 million accesses at December 31, 2009.  Fixed telephony accesses decreased 3.2% from December 31, 2009 to 1.59 million at December 31, 2010.

Colombia Telecom also launched a pay TV product using satellite technology at the beginning of 2007, allowing it to begin offering Trio bundles (voice, broadband and pay TV).  As of December 31, 2010, Colombia Telecom had 0.2 million pay TV accesses, a 61.4% increase compared to December 31, 2009.

Colombia Telecom has a finance lease agreement with PARAPAT.  PARAPAT is the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecom and regulates the operation of assets, goods and rights relating to the provision of telecommunications services by Colombia Telecom.  This finance lease agreement includes the lease of the telecommunications assets and the transfer of these assets to Colombia Telecom once the last installment of the lease has been paid which, in accordance with the payment schedule, is expected to be in 2022. We are currently engaged in discussions with the Colombian government, the minority shareholder in Colombia Telecom, in order to explore different strategic alternatives and measures that could maximize value for shareholders and reinforce the capital structure of the company.  These conversations include the PARAPAT lease payments structure corresponding to the usage of telecom assets.

Sales and marketing

In Colombia, Colombia Telecom uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.  Additionally, Colombia Telecom is currently pursuing a strategy to increase market penetration, by restructuring distribution and communication channels, and by offering bundled products such as “Trio Telefónica.” Also, it restructured the commercial offer to strengthen the quality and quantity of television channels and improving broadband quality.

Competition

Colombia Telecom’s principal competitors in the Colombian market are Telmex and ETB.

Colombia Telecom had an estimated market share in the Colombian fixed telephony market of approximately 22.3% at December 31, 2010 based on number of fixed telephony accesses, virtually unchanged from approximately 22.4% at December 31, 2009.

Network and technology

Colombia Telecom continued expanding and upgrading the network to support a broader range of product and services in 2010.

Colombian mobile business – Telefónica Móviles Colombia, S.A.

Operations

At December 31, 2010 the Colombian mobile market had an estimated penetration rate of 98.3%, an increase of 5.4 percentage points from December 31, 2009.

Telefónica Latin America conducts its Colombian mobile business through Telefónica Móviles Colombia, S.A., or Telefónica Móviles Colombia, whose customer base increased by 11.6% from December 31, 2009 to 10.0 million accesses at December 31, 2010. At December 31, 2010, approximately 23.2% of our mobile accesses in Colombia were contract accesses, compared to 19.6% at December 31, 2009.

	Year ended December 31,
	2008	2009	2010
Traffic (millions of minutes)	13,568	13,665	16,226
ARPU (in euros)	6.8	5.9	7.2

Traffic in 2010 increased 18.7% to 16,226 million minutes compared to 2009.

ARPU was €7.2 in 2010 compared to €5.9 in 2009 (an increase of 2.0% in local currency).

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

Telefónica Móviles Colombia’s estimated market share in the Colombian mobile market in terms of mobile accesses was approximately 22.4% at December 31, 2010, up from approximately 21.3% at December 31, 2009.

Network and technology

TDMA was switched off during 2008 and the CDMA network was switched off in 2010. The GSM network continued to increase coverage.

Atento—Contact Center Business

Atento offers a wide range of services and solutions aimed at managing companies’ relations with customers throughout their life cycle. In addition to offering customer services, Atento provides back-office services, technical support, credit and collection management, and tailor-made solutions for the various business segments it serves. During 2010, Atento continued to diversify its client base, serving companies in the telecom, financial, consumer and energy sectors, as well as public institutions. At December 31, 2010, Atento operated more than 100 contact centers and had 151,896 contact center personnel in 17 countries on three continents, including Europe (Spain and Czech Republic), Latin America, the United States and North Africa (Morocco).

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

To enhance our already existing strategic alliance with China Unicom, on January 23, 2011, Telefónica and China Unicom entered into the Enhanced Strategic Alliance Agreement pursuant to which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and each party agreed to invest the equivalent of $500 million ordinary shares of the other party into the alliance. The transaction was completed by China Unicom on January 28, 2011 with its acquisition of 21,827,499 Telefónica shares, which represents approximately 1.37% of Telefónica’s voting share capital. Furthermore, we have undertaken to propose at our next General Shareholders’ Meeting the appointment of a director nominated by China Unicom. We have a nine-month period following the execution of this agreement to complete the acquisition from third parties of such a number of China Unicom shares representing an aggregate consideration of $500 million. Following completion of the transaction, we will own approximately a 9.7% of China Unicom’s voting share capital. Telefonica is in the process of making the required investment in China Unicom, and its final ownership percentage of China Unicom's voting capital after such investment may vary from the foregoing as it will depend upon the prevailing share prices at which the investment is made. As of the date of such Agreement, we held shares representing 8.37% of China Unicom’s voting share capital and since 2008 Mr. Cesar Alierta is a member of its board of directors.

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

For more information, please see “Item 4. Information on the Company —History and Development of the Company—Recent Developments,” “Item 5. Operating and Financial Review and Prospects —Operating Results—

Significant Factors Affecting the Comparability of our Results of Operations in the Period Under Review” and “Item 10. Additional Information—Material Contracts.”  Telco, through which we hold our stake in Telecom Italia, is included in our consolidated financial statements using the equity method.

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

In 2006, the European Union established a new regulation regarding retention of electronic communications data in order to ensure that electronic communication data are available for the purpose of the investigation, detection and prosecution of serious crimes.  These data retention rules set minimum standards for the type of data to be retained and the retention period.  The initial impact of this new regulation is estimated to be significant, although it will depend on the requirements established at the national level and the extent to which operators will be compensated for the costs associated with its implementation.  Some European countries, such as Spain and Germany, have already adopted the new regulation at the national level.  In Spain, operators shall retain data from their pre-pay customers and extend the data retention period.  In Germany the implementation of such regulations has been legally challenged for constitutional reasons and until a decision is made, it will not be applicable.  For further information regarding the matters discussed above and other aspects of the regulatory risks derived from the new regulation, see “Item 3. Key Information—Risk Factors—Risks related to our business.”

Notably, the EU Framework also harmonizes the rules for deciding when regulation may be imposed on electronic communications providers.  In particular, it provides that electronic communications providers can generally only be subject to specific regulation in markets in which they have “significant market power,” or SMP.  The concept of SMP, for these purposes, has been aligned to the competition law concept of dominance, which essentially means a market position which allows a company to act independently of customers, suppliers and competitors.

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

Regulation with respect to voice roaming tariffs in the EU entered into force on June 30, 2007.  The regulation introduces a maximum level for the charges that operators may levy at wholesale level as well as maximum retail ceilings (referred to “Eurotariff”) for making and receiving calls while roaming in the EU.  In 2009 Regulation 544/2009 was also adopted, which extended tariff regulation through 2012 and also extended the scope of the previous roaming regulation to cover SMS and data services.  The wholesale tariff price cap has been set at €0.26 per minute (excluding VAT) from July 2009 and will continue to decrease to €0.22 and €0.18 from July 2010 and from July 2011, respectively.  The retail tariff price cap (excluding VAT) has been set at €0.43 per minute for making a call and €0.19 per minute for receiving a call from July 2009, and these prices will continue to decrease for making a call to €0.39 and €0.35, and for receiving a call to €0.15 and €0.11 from July 2010 and from July 2011, respectively.  In addition, the new regulation mentioned above limits the price for sending a text message for wholesale and for customers roaming within the EU at €0.04 and at €0.11, respectively.  Moreover, the regulation subjects the cost of data transfers to a maximum wholesale cap of €1.00 per megabyte downloaded from August 2009.  This cap will be reduced to €0.80 from July 2010 and to €0.50 from July 2011.  Receiving an SMS in another EU country will remain free of charge.  The new rules will also require that operators protect consumers from “bill shocks” by introducing a cut-off mechanism once a customer’s bill reaches €50 (unless a customer chose another cut-off limit).  This cut-off mechanism, along with per second billing after the first 30 seconds for calls made and immediately for calls received must be implemented by March 31, 2010. The Commission will complete a full review of the EU roaming rules by June 30, 2011 and will assess the extent to which the objectives of the rules, including addressing competition in roaming services, have been met.

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

The Spanish Government has produced a draft which amends the current General Telecommunications Law (32/2003) and implements the new European Telecomm Package. The principal change is the introduction of functional separation as a measure that can be imposed in exceptional circumstances upon operators with a dominant position.

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

In April 2011, the Spanish Government has adopted a Royal Decree that includes the procedures for the refarming of the 900 and 1800 MHz bands (technology and service neutrality) and announces new award procedures for the 900, 800, 1800 and 2600 MHz bands within the second quarter of 2011.

The Government will assign by an auction process two blocks (of 5 and 4.8 MHz) in the 900 MHz band (available in February 2015). The initial auction price per block in the 900 MHz band will be €169 million. As part of the Digital Dividend, it will also assign by an auction process six blocks of 5 MHz in the 800 MHz band, which will not be available before the end of 2014.The initial auction price per block in the 800 MHz band will be €170 million. Finally in the 2.6 GHz band, the Government will assign by an auction process 2x70 MHz (FDD) and 50 MHz (TDD), with national and regional coverage (available in 2011).

This Royal Decree has established a spectrum cap of 20 MHz below 1GHz and another spectrum cap of 115 MHz spectrum above one GHz (in 1800, 2100 and 2600 MHz bands). The principle of neutrality will apply to technology and services, moreover spectrum trade will be allowed in those bands.

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

Offerings of Telefónica de España are also subject to limitations regarding the maximum and minimum amounts in connection with promotions. These limits are updated every 6 months.

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

In addition, on November 25, 2010 the CMT approved a modification of the Telefónica Interconnection Reference Offer (RIO), reducing interconnection prices paid by alternative operators for call termination in Telefónica network.

Mobile market

Mobile voice call termination

In September 2006, the CMT established a progressive reduction schedule for MTRs (the “glide path”) from October 2006 to September 2009.  In July 2009, the CMT established a new glide path for mobile voice call termination rates with an objective price of €0.04 per minute by April 2012, through which the mobile voice call termination rates of the four Spanish mobile operators will converge by 2012.

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

Wholesale (physical) network infrastructures access

In January 2009, the CMT concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations on Telefónica de España: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an “Unbundling Reference Offer” and a “Ducts Reference Offer.”  In February 2008, the CMT imposed similar obligations with respect to vertical access to buildings.

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

On November 16, 2010 the CMT approved a new wholesale broadband offer (new broadband ethernet service, or NEBA), which will allow alternative operators to provide retail services to consumers more independently from Telefónica retail offers. Telefónica proposed prices for these wholesale services in March 2011 and we are currently awaiting approval by the CMT. Until the NEBA service is available, Telefónica will offer its FTTH retail services for resale through third parties.

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

In December 2008, following applications by three operators, Telefónica de España was awarded a tender for the provision of directory enquiry services for a period of three years and it has also been designated for the provision of the remaining universal service elements until a new tender process takes place. A new tender process  is expected to take place during the third quarter of 2011.

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

The Sustainable Economy Law, adopted in March 2011, has introduced the obligation to offer a data connection of broadband at a 1 Mb speed as part of the universal service scope.

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

Public Broadcasting TV funding mechanism

In August 2009, the Spanish Parliament approved a new funding policy for public television, Radio Televisión Española (“RTVE”), which includes the discontinuation of advertising on public television.  The law includes a tax on telecommunications companies and television stations to help fund the phasing out of advertising on RTVE.

The law applies a tax of 0.9% on the gross revenue of telecommunications companies providing audiovisual services in Spain and 3.0% in the case of regular TV broadcasters.  Pay television stations will pay 1.5% of their gross revenue.  Both the Spanish regulator and competition authority questioned the legality of this funding mechanism in light of the national and European regulatory framework.  The EU Directorate General of Competition concluded that such funding mechanism did not constitute illegal state aid. Without prejudice to the state aid investigation initiated in December 2009, the European Commission sent on March 18, 2010 a formal request for information to the Spanish government over the new charge imposed on telecommunications operators to offset the discontinuation of advertising on RTVE.  The Commission is concerned that this administrative charge, based on authorized operators’ gross revenue, may be incompatible with EU law since it does not appear to be related to costs arising from regulatory supervision. In March 2011, the Commission issued its decision to continue with the infringement procedure and referred the case to the European Court of Justice.

General Audiovisual Law

In May 2010, the Spanish Parliament approved a new General Audiovisual Law, supplanting the EU legal framework (Audiovisual Media Services Directive), which regulates the audiovisual service market (linear and non-linear services). It provides the rights and obligations in connection with the provision of different types of audiovisual services and creates a new National Audiovisual Counsel in charge of ensuring the fulfillment of such obligations by operators.

Telefónica Europe

United Kingdom

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003.  Under this act, responsibility for the regulation of electronic communications networks and services rests with the Office of Communications, or Ofcom.

Licenses and concessions

Telefónica O2 UK has provided GSM services since July 1994.  In January 2011 its license was re-issued to allow UMTS to be deployed at both 900MHz (2 x 17.4 MHz) and 1800MHz (2 x 5.8MHz) frequencies.  The license was also amended to extend the minimum notice period to five years; the license retains its indefinite duration. In April 2000 Telefónica O2 UK was awarded a UMTS license, which expires on December 31, 2021 (2 x 10 MHz + 5 MHz). On February 2, 2011, Ofcom issued a notice proposing to amend this license to provide for an indefinite duration (subject to five years notice after the end 2021) in exchange for a commitment to provide greater population coverage.  Telefónica O2 UK is not obliged to accept this variation, but may opt to apply for it.  Such negotiation is still pending.

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

Future spectrum

Ofcom has published its proposals for the award of 800MHz and 2.6GHz spectrum. In these proposals, Ofcom seeks to ensure that at least four carriers hold a minimum spectrum portfolio deemed sufficient to provide high quality data services. Ofcom plans to pursue these goals through an elaborate auction structure that incorporates spectrum “floors” and safeguard caps. Ofcom has scheduled the auction for the first quarter of 2012.

Market reviews

Currently, the mobile termination charges that Telefónica O2 UK, Vodafone and Everything Everywhere (the merged entity operating the T-Mobile and Orange brands) levy must not exceed 4.42ppm, on average.  H3G must not exceed 4.75ppm.

The current regime expires on 31 March 2011. Ofcom has recently decided to reduce termination rates to 0.69 pence per minute (in real 2008/09 terms), starting with a reduction to 2.984 pence per minute from April 1, 2011.  In each of the subsequent three years (i.e. from April 1, 2012, 2013 and 2014), termination rates will fall by 37.4% minus inflation.

Germany

The EU Regulatory Framework was implemented in Germany at the end of June 2004 by the Telecommunications Act.  Responsibility for regulation of electronic communications networks and services rests with the telecommunications regulator, Budesnetzagentur, or BNetzA.

Licenses, concessions and frequency usage rights

Telefónica O2 Germany was awarded a GSM license for 1800 MHz spectrum in October 1998, and in February 2007 Telefónica O2 Germany was awarded 900 MHz GSM spectrum for GSM use.  Accordingly, Telefónica O2 Germany is now licensed to use GSM900 (2 x 5 MHz) and GSM 1800 (2 x 17.4MHz).  The GSM license expires on December 31, 2016.

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

In August 2000, Telefónica O2 Germany was awarded a UMTS license, which expires on December 31, 2020 (2 x 9.9 MHz).

In May 2010, Telefónica O2 Germany was awarded spectrum for an amount of approximately €1,379 million, including 10 MHz of Digital Dividend, 20 MHz of 2.6 GHz (paired), 10 MHz 2.6 GHz (unpaired), 5 MHz 2.0 (paired), 20 MHz 2.0 (unpaired), frequency usage rights expire on December 31, 2025.  This spectrum is technologically neutral (can be used for each technology).

In March 2011, the German Federal Administrative Court granted in part an appeal by Eplus, challenging the auction decision and has referred the claim to a lower court.

Market reviews

In August 2006, BNetzA completed its review of voice call termination on individual mobile networks and concluded that, as an operator with SMP, the charges Telefónica O2 Germany made to other operators for terminating calls on Telefónica O2 Germany network had to be reduced, requiring Telefónica O2 Germany to lower its call termination charges from €1.24 per minute to €0.994 per minute.  In 2007, Telefónica O2 Germany was required to reduce further its termination charges from €0.994 per minute to €0.880 per minute.  Telefónica O2 Germany has brought legal challenges against BNetzA’s 2006 and 2007 decision that Telefónica O2 Germany has significant market power and against the imposition of regulatory remedies.  The Federal Administrative Court, as the highest level of appeal, confirmed all regulatory remedies meaning that the price controls stay in force for all mobile operators.  All four German mobile operators filed a Constitutional Complaint in order to challenge the decision regarding significant market power.  All other actions (regarding the amount of MTRs) are pending and a decision by the Constitutional Court.  The new market analysis of BNetzA in 2008 again concluded that all mobile network operators have SMP, and the decision on remedies does not contain changes in comparison to 2006.  This 2008 decision has also been challenged by Telefónica O2 Germany. The claim has been suspended until a decision of the Constitutional Court has been issued.  In March 31, 2009 and as of April 1, 2009, BNetzA approved MTR for Telefónica O2 Germany at €0.714 per minute for a period of 20 months (until November 30, 2010) Telefónica O2 Germany challenged that decision and the claim has been suspended pending the Constitutional Court’s decision.

Subsequently BNetzA developed its own cost model and imposed it on all 4 MNOs to be the basis for the calculation of MTRs in 2010. Since December 2010, BNetzA decreased MTRs significantly: 3.39 c/min for Telefónica O2 Germany; 3.36 c/min for Vodafone and Eplus; 3.38 c/min for T-Mobile.  Telefónica O2 Germany challenged that decision and its claim is pending.  These prices will be applicable until November 2012.

Spectrum

BNetzA decided in February 2006 that Telefónica O2 Germany may use GSM 900 spectrum in exchange for GSM 1800 spectrum.  This decision is under the condition that Telefónica O2 Germany provides access to spectrum to German Railways if it is necessary for the European Train Control System (ETCS).  Telefónica O2 Germany took legal action against this condition.  In the meantime, this condition was repealed by BNetzA in April 2009, and therefore, Telefónica O2 Germany declared the case as settled.  However, German Railways, Airdata and Inquam (providers of local networks) appealed the decision.  All cases have been dismissed in the first instance in December 2007 and each party appealed its decision.  In the German Railways case, the Higher Administrative Court dismissed the appeal of German Railways on September 16, 2009.  German Railways did not appeal this decision at the Federal Administrative Court, and the decision is legally binding.  In the Airdata case, the appeal to the Higher Administrative Court has been dismissed.  Airdata is now appealing at the Federal Administrative Court. The appeal was dismissed by the Federal Administrative Court on January 16, 2011. The decision is legally binding and no further challenge is possible.  In the Inquam case, the Administrative Court dismissed the claim of Inquam on October 21, 2009, and the decision is legally binding with no further challenge possible.

Czech Republic

The EU Regulatory Framework was implemented in the Czech Republic in 2005 by the Electronic Communications Act. Responsibility for regulation of electronic communications networks and services rests with the Czech Telecommunication Office, or CTO.  Governmental responsibility for the area of electronic communications lies with the Ministry of Industry and Trade.

Telefónica O2 Czech Republic performs communication activities under the Electronic Communications Act pursuant to a notification to and a certificate Number 516 from the CTO, as amended by Numbers 616/1, 516/2 and 516/3.

Several changes occurred in the legal environment of the electronic communications market in the Czech Republic in 2010.  Act No. 127/2005 Coll. on electronic communications and on amendment of related laws was amended by the Act  No. 153/2010 Coll., mainly in respect of spectrum allocation and universal service financing. Furthermore, the Decree No. 105/2010 Coll., pertaining to frequency band allocation (national frequency table), the Decree No. 318/2010 Coll., pertaining to the collection of traffic and localization data statistics and their submission to be submitted to the Czech Telecommunication Office, the Decree No. 360/2010 Coll. pertaining to the draft electronic form complaint to be submitted to the Czech Telecommunication Office and the Decree No. 22/2011 Coll., pertaining to measuring the coverage of radio and television broadcasting were enacted.

Licenses and concessions

Telefónica O2 Czech Republic provides mobile electronic communications services in the 900 and 1800 MHz frequency bands under the GSM standard on the basis of radio frequency assignments from CTO valid until February 7, 2016; in the 2100 MHz frequency band under the UMTS standard on the basis of radio frequency assignments from CTO valid until January 1, 2022; and in the 450 MHz frequency band using CDMA 2000 (Code Division Multiple Access, or CDMA) technology on the basis of radio frequency  individual authorization from CTO valid until November 30, 2013. The CDMA 2000 (450 MHz) frequency assignment expired on February 7, 2011. Telefónica O2 Czech Republic applied for prolongation in accordance with the assignment on August 7, 2010. CTO rejected the application primarily on procedural grounds, despite the fact that the assignment grants the holder a specific right to apply for prolongation. Telefónica O2 Czech Republic appealed to the CTO Council. A decision on the appeal is pending.

In March 2009 CTO conducted a tender for 32 free channels in the former E-GSM band. Telefónica O2 Czech Republic was awarded seven channels in June 2009 with the same conditions as former GSM900 allotment (including date of expiration).  The fee for Telefónica O2 Czech Republic’s seven channels was CZK 29,654,000.

Market reviews

CTO finished its second review of relevant markets in 2010. Following these analyses, Telefónica O2 Czech Republic was designated as an SMP entity in 7 relevant markets: 1 retail market (access to the public telephone network at a fixed location) and 6 wholesale markets (call origination on the public telephone network provided at a fixed location; call termination on individual public telephone networks provided at a fixed location; wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location; wholesale broadband access; wholesale terminating segments of leased lines; and voice call termination on individual mobile networks).

On April 21, 2010 CTO issued a decision requiring mobile operators to gradually reduce call termination charges (to 1.66 Czech Koruna per minute from July 1, 2010, to 1.37 Czech Koruna per minute from January 1, 2011 and to 1.08 Czech Koruna per minute from July 1, 2011).

In May 2010 CTO requested proposals for consultancy services for the development and implementation of an LRIC model (regulation of mobile call termination charges is currently based on an FAHC model) for the regulation of mobile call termination charges, won by PricewaterhouseCoopers Ceska republika. It is expected that CTO will set mobile call termination charges based on the LRIC model at the end of 2012 or beginning of 2013.

Future spectrum

CTO held a public consultation on spectrum strategy in 2010. Subsequently, CTO submitted to the Government for approval a document outlining the main principles applicable to the upcoming auction of spectrum bands dedicated to mobile broadband services. The document was approved by the Government in January 2011. CTO will organize a combined auction for available spectrum in 800MHz (Digital Dividend), 1800MHz (GSM1800) and 2.6 GHz bands. A spectrum cap per operator is proposed for spectrum below 1GHz (i.e. combined cap for 800MHz and 900MHz band assignments). Specific auction conditions and spectrum caps have not been defined thus far and are expected in the third quarter of 2011.

Slovakia

Telefónica O2 Slovakia performs electronic communication activities under Act No. 610/2003 Coll., the Electronic Communications Act, (as amended) and General Authorization (as amended) issued by the Slovak NRA (the Telecommunications Office of Slovak Republic) based on a notification, as well as a number of allocation certificates issued by the NRA.

Responsibility for regulation of electronic communications networks and services rests with the Telecommunication Office of Slovakia.  Governmental responsibility for the area of electronic communications lies with the Ministry of Transport, Construction and Regional Development of Slovakia.

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

Future mobile spectrum

A tender for 800MHz and 2600MHz bands suitable for 4G/LTE is expected in 2011.

Ireland

In Ireland responsibility for the regulation of electronic communications networks and services rests with the Commission for Communications Regulation, or ComReg.  The main legislation under which Telefónica O2 Ireland operates includes: the Wireless Telegraphy Act 1926, as amended, (45 of 1926), Post and Telecommunications Services Act 1983 as amended, (24 of 1983), Communications Regulation Acts 2002 (20 of 2002) and 2007 (22 of 2007), 3G Mobile Telephony Licensing Regulations (340 of 2003) and GSM Mobile Telephony Licensing Regulations (339 of 2003).

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

Future mobile spectrum

ComReg has proposed during the third and fourth quarters of 2011 to hold an auction to determine the future licenses in the 800MHz, 900MHz, and 1800MHz bands.  The spectrum rights bought at auction will be service and technology neutral (subject to requirements to prevent interference) and the spectrums will be available for commercial service by February 2013.  ComReg has also proposed to grant O2 an interim license in the 900MHz band to provide continuity until the availability of the new spectrum assigned under auction.  The draft text of this license has been provided for comment. ComReg has yet to decide on its approach to licensing of the 2.6GHz band.

Market reviews

Telefónica O2 Ireland has been found to have SMP in the market for mobile termination.  ComReg has previously decided to forebear from the imposition of regulated pricing so long as it could reach agreement with the main operators for a “glide path” for annual reductions in mobile termination rates.  ComReg has started to collect data for a revised mobile termination market review and in the interim has set the Irish MTR rate in line with the BEREC Europe MTR average. The Irish rate changed to 5.36c in January 2011 and will be revised further in July 2011.  The market review with revised SMP designations is expected to be completed in 2012.

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

On December 4, 2002, ANATEL authorized the migration from the cellular mobile service, or SMC, regime to a new licensing regime, personal mobile service.  Brasilcel’s operators replaced all their old licensing titles granted under the old SMC regime with new personal mobile service authorization titles.  The new personal mobile service licenses include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to certain schedules included in the licenses.  All Telefónica’s Brazilian mobile operating companies (the existing ones and some new acquisitions) were renamed “Vivo” with the exception of Vivo Participações (the latter being the result of the ANATEL-authorized merger of Telemig Celular into Vivo

Participações in March 2010).  The following licenses are held by our Brazilian mobile operating company, Vivo Participações:

•	Vivo-Rio Grande do Sul (“A” Band) until 2022 (renewed in 2006);

•	Vivo-Rio de Janeiro (“A” Band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“A” Band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“A” Band) and Vivo-Sergipe (“A” Band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“A” Band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008);

•	Vivo-Paraná/Santa Catarina (“B” Band) until 2013;

•	Vivo-Distrito Federal (“A” Band) until 2021, (renewed in 2006);

•	Vivo-Acre (“A” Band), Vivo-Rondônia (“A” Band), Vivo-Mato Grosso (“A” Band) and Vivo-Mato Grosso do Sul (“A” Band) until 2024 (renewed in 2008);

•	Vivo-Goiás/Tocantins (“A” Band) until 2023 (renewed in 2008);

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” Band) until 2013;

•	Vivo Participações (Minas Gerais) (“A” Band) until 2023 (renewed in 2007);

•	Vivo Participações (for the cities where CTBC Telecom operates in the state of Minas Gerais) (“E” Band) until 2020.

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

In April 2008, ANATEL auctioned 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses).  Vivo was awarded seven spectrum licenses in Band J and Vivo Participações was awarded two licenses.

•	Vivo-Rio Grande do Sul (including the cities of the metropolitan area of Pelotas) (“J” Band) until 2023;

•	Vivo-Rio de Janeiro (“J” Band) until 2023;

•	Vivo-Espírito Santo (“J” Band) until 2023;

•	Vivo-Bahia (“J” Band) and Vivo-Sergipe (“J” Band) until 2023;

•	Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” Band) until 2023;

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” Band) until 2023;

•	Vivo-Distrito Federal (“J” Band) until 2023;

•	Vivo-Acre (“J” Band), Vivo-Rondônia (“J” Band), Vivo-Mato Grosso (“J” Band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” Band) until 2023;

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” Band) until 2023;

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” Band), until 2023;

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” Band) until 2023; and

•	Vivo Participações (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” Band) until 2023.

For “J” Band, the renewal of licenses must be solicited between 36 and 48 months before expiration.  Spectrum rights may be renewed only once for a 15-year period, after which title to the license must be renegotiated.

In December 2010, Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D”, “E”, “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands). The agreements related to the frequencies we acquired in this auction have not yet been executed:

•	“M” band (1800 MHz) of the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	1800 MHz extension band of the state of São Paulo;

•	“D” band (1800 MHz) of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	“E” band (1800 MHz) of the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	900 MHz extension band of the state of Rio de Janeiro;

•	900 MHz extension band of the state of Espírito Santo;

•
900 MHz extension band of the states of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District, with the exception of the cities of Paranaíba, in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	900 MHz extension band of the state of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	900 MHz extension band of the cities of the registration area number 43 of the state of Paraná, with exception of the cities of Londrina and Tamarana;

•	900 MHz extension band of the states of Paraná and Santa Catarina, with exception of the cities of the registration area number 43 of the state of Paraná and the cities of Londrina and Tamarana;

•	900 MHz extension band of the state of Bahia;

•	900 MHz extension band of the state of Sergipe;

•	900 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•	1800 MHz extension band of the state of São Paulo, with exception of the cities of the metropolitan region of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	1800 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•	1800 MHz extension band of the city of Paranaíba, in the state of Mato Grosso do Sul;

•	1800 MHz extension band of the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	other 1800 MHz extension band of the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	1800 MHz extension band of the states of Rio de Janeiro, Espírito Santo, Bahia and Sergipe;

•	1800 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•	1800 MHz extension band of the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•
1800 MHz extension band of the city of Paranaíba, in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	1800 MHz extension band of the cities of Londrina and Tamarana, in the state of Paraná. Prices and tariffs

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

Licenses and concessions

In Mexico, authorizations to provide mobile telephony services (mobile and personal communication services, or PCS, for the 800 MHz and 1.9 GHz bands, respectively) are granted through concessions.  Currently, regarding the mobile concessions (800 MHz), only one Band A and one Band B service provider may provide mobile telephony services in each of the nine regions of the country.  Regarding PCS concessions, there is no exclusivity in the provision of service, in each region by more than one operator.  In fact, there are currently four operators in each region (including “Nextel,” which in 2010 was granted one concession in Region 4, with 10 MHz). These concessions were granted in 1998, 2005 and 2010 for a period of twenty years, and may be renewed for additional 20-year periods, subject to the fulfillment by the operator of certain terms and conditions.

In total, Telefónica Móviles México, and its subsidiaries and participated companies have 40 licenses granted by SCT, which enable it to provide telecommunications services:

Telefónica Móviles México’s mobile operating companies have been granted concessions to operate mobile telephony services on Band A until 2010.  SCT granted licenses to Baja Celular Mexicana, S.A. de C.V., or Bajacel, dated July 17, 1990; Movitel del Noroeste, S.A. de C.V., or Movitel, also dated July 17, 1990; Telefonía Celular del Norte, S.A. de C.V., or Norcel, dated July 23, 1990; and Celular de Telefonía, S.A. de C.V., or Cedetel, dated August 2, 1990.  The renewal of these four concessions was requested in 2005.  We presented in 2005 four requests for extension of these concessions before SCT.  The concessions of Bajacel, Movitel Norcel and Cedetel have been renewed for 15 years from 2010; all of them were granted on May 28, 2010. The terms and conditions of the renewed concessions are consistent with those concessions that SCT has recently assigned and to those terms and conditions that it will establish in future concessions, with the exception that the new renewal terms are established at 15 years rather than 20 years. The SCT granted one additional concession to each of the aforementioned four firms, to install, operate and exploit one public telecommunications network with the same valid concessions included in the spectrum license.

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

On July 22, 2010, SCT granted to Telefónica Móviles México, through Pegaso Comunicaciones y Sistemas, S.A. de C.V., 8 more spectrum licenses in 1,900MHz band to provide PCS service and offer additional bandwidth in regions 1, 2, 3, 4, 5, 6, 7 and 9, each with a 20 year validity and a right to be renewed for a maximum term of twenty years.

On November 8, 2010, SCT granted to Telefónica Móviles México, through Pegaso Comunicaciones y Sistemas, S.A. de C.V., 6 spectrum licenses in 1.7-2.1GHz band to provide AWS service in regions 2, 3, 4, 6, 7 and 9, each with a 20 year validity and a right to be renewed for a maximum term of twenty years.

SCT also granted to Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or GTM, a company in which Telefónica Móviles México has an interest, several licenses:

•	on June 24, 1998, to install microwave links in 23 GHz frequencies, for a period of 20 years;

•	on December 13, 1999, to install microwave links in 7 GHz frequencies, for a period of 20 years, and that can be renewed;

•	on June 5, 2003, to install a public telecommunication network to provide domestic and international long distance service granted, for a period of 15 years, and that can be renewed; and

•	on March 28, 2006, GTM was authorized a renewal of the concession to provide fixed telephony and public telephony, nationwide for a period of 15 years, that can be renewed.

•	on January 6, 2011, GTM was granted a concession to install a public telecommunication network to provide pay-tv and data transmission by satellite for a period of 30 years, which can be renewed.

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

GTM, a company in which Telefónica México has an interest, provides local fixed and long distance services.  This operator complies with Mexican foreign investment law, and has a stock structure that includes the participation of its Mexican partner, Enlaces del Norte S.A. de C.V., which owns 51% of the voting stock.

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

An Amendment to the Organic Telecommunications Law (June 1, 2000) was published on December 28, 2010 in Official Gazette No. 6.015. The principal aspects to consider and/or changes with respect to the Law of 2000 are summarized as follows:

•	Telecommunications are defined as “a public service and interest”

•
Licenses and concessions are defined as personal in nature, and therefore, such instruments may not be assigned or transferred, nor acquired by succession or contract, as a result of mergers or by limitation. Such actions are grounds for revocation of the license and/or concession.

•
The Law provides a new maximum term for licenses and concessions of 15 years, renewable for equal periods. In the Law of 2000 the maximum term was up to 25 years. In the opinion of the company’s management, the licenses and concessions granted to Telcel, C.A. and currently in force will not be affected by the new provision; however, it will be applicable to the new administrative certificates resulting from the renewal application process of the general license and concessions by Timetrac, and to the renewal of the General Concessions of 806-890 MHz and 890-902 MHz bands to be applied for in March 2011.

•
Licenses and Concessions shall not be granted to former holders whose concession was revoked, to   persons providing services without the corresponding certificates, or the shareholders, members, partners, interest owners or directors thereof.

•
The free-pricing system for telecommunication services remains the same, except for basic telephony services (Local, LDN and LDI) and services rendered under the universal service obligations; however, the regulatory entity may, considering CONATEL’s opinion, set the prices for telecommunication services for “public interest reasons.” The amendment does not define the term “public interest reasons.”

•	The provision enabling CONATEL to set the maximum and minimum prices for services provided by companies involved in cartels, monopolies, oligopolies, etc., was repealed.

•	It is expressly provided that CONATEL may impose universal service obligations directly on the State’s operator of basic telephony.

•
First-level domain names “.ve” are included in the management, control and regulation of the national numbering plan. The management of such domain names shall entail payment of one tax unit per annum.

•	The sale of satellite capacity to authorized operators for rendering services to third parties shall require a permit for satellite capacity provision.

Law on Social Responsibility in Radio, Television and Electronic Media

On December 22, 2010, in the Official Gazette No. 39.579, it was published the Law on Social Responsibility in Radio, Television and Electronic Media, which purpose is to establish, in the broadcasting and reception of messages, the social responsibility of radio and television service providers, electronic media providers, advertisers, national independent producers, and users within the national territory. Among the most important aspects of the Law, it is worth mentioning the following:

•	It is clear that the most important change is the inclusion of the electronic media (which are not defined in the Law) and electronic media providers in the regulatory framework.

•	The hour-block rating structure for radio and television remains the same (all-user block, supervised block and adult block).

•
It establishes the obligation to broadcast at least 50% of nationally produced programming in the all-user and supervised blocks. Promotion of programs intended to the adult block must be broadcasted during hour blocks in which such programs are permitted. Live-and-direct messages presenting actual or graphic images of violence may be broadcasted during the all-user and supervised blocks, subject to the terms and conditions set forth in the Law.

•
The Law creates the Television Programming Commission, which role is to establish the terms and conditions for the allocation of programming spaces to national independent produces in order to guarantee the democratization of the radio-electric spectrum, diversity, freedom of creation and effective conditions for free competition.

•
Electronic media providers (this is, media or access providers, not content providers) must establish mechanisms to restrict, without delay, the dissemination of messages that: incite or promote intolerance, hatred, xenophobia; endorse and incite criminal acts, constitute war propaganda, foment citizens’ anxiety or alter public order, or disrespect authorities.

Providers will be liable to the extent that they had originated the transmission, modified the data to select addressees or had failed to limit the access.

Accordingly, CONATEL may order the Internet service providers to restrict the access to prohibited messages and services disseminated through the Internet or other electronic media pursuant to this Law (Art. 27), in which case, it will be applicable the procedure set forth for precautionary measures (Art. 33).

In addition, according to the Law, content providers are banned from disseminating messages that:

a)	Incite or promote hatred or intolerance based on religion, political opinion, sex, race or xenophobia.

b)	Incite, endorse or promote criminal acts.

c)	Constitute war propaganda.

d)	Foment citizens’ anxiety or alter public order.

e)	Disrespect legal authorities.

f)	Encourage assassination.

g)	Incite or promote disobedience of the laws in force.

h)	Promote discrimination.

i)	Are expressed under anonymity.

j)	Are contrary to the security of the nation.

Failure to comply with this law may be punished by the following penalties:

o	Fines between 50 and 200 Tax Units (a – g).

o	Fine up to 10 percent of the previous year’s gross income and up to 72 hours of continuous suspension (a, b, c, d, e, h, i).

o	Revocation of Licenses and Concession (c, f, j).

•
Failure to comply with precautionary measures: Failure to comply with precautionary measures issued by CONATEL (including statutory and non-statutory measures) shall be punished by revocation of the license.

Licenses and concessions

Telcel has been granted a mobile telephony concession to operate and offer mobile services in the 800 MHz band with national coverage, granted in 1991 and expiring on May 31, 2011. Telcel, in accordance with the relevant legal provisions in force, applied before CONATEL for the renewal of general concessions of 806-890 MHz and 890-902 MHz within 90 days following expiration of the relevant concessions. This took place February 28, 2011. In the opinion of Telecel management, all the obligations derived from the general license and general concessions have been met, and it is expected that the renewal application process will result in a favorable decision for Telcel.

Telcel also holds a private network services concession, granted in 1993 and renewed on November 28, 2007, until December 15, 2025, that allows Telcel to offer point-to-point or point-to-multipoint private telecommunication services to corporations.  In 2000, Telcel was granted a general license (Habilitación General) to offer local telephony services, national long distance services and international long distance services and to otherwise operate telecommunications networks for a 25-year period expiring on December 15, 2025.  In 2001, Telcel obtained a concession to offer fixed wireless access services nationwide using mobile local loop technology.

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

Prices and tariffs

As mentioned above, under new Venezuelan regulations, the free-pricing system for telecommunication services remains the same, except for basic telephony services (Local, LDN and LDI) and services rendered under universal service obligations; however, the regulatory entity may, considering CONATEL’s opinion, alter prices for telecommunication services for “public interest reasons.” The amendment does not define the term “public interest reasons.”

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

Telefónica Chile holds the following licenses for the provision of telecommunications services:

•
Local telephony public service licenses.  Telefónica Chile holds a license for local telephone service in all regions of Chile for a 50-year renewable period which began on December 1982, except Regions X and XI, which were incorporated to such license in 1995.  In addition, Telefónica Chile holds various other renewable license for nationwide local telephone services oriented, exclusively, to rural localities.  Telefónica Chile also holds a nationwide public service renewable license for data transmission for a 30-year period beginning as of July 1995, and four other public service renewable licenses for data transmission for a 30-year period beginning as of June 2008. Telefónica Chile also holds a nationwide public VoIP service renewable license, for a 30-year period beginning August 2010.

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

Argentina

Regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19,798) of 1972 and in the specific regulations governing each type of telecommunications service.  Also, Decree 264/98 established a transitory period from a monopolistic market towards a free market, promoting the protection of small operators while imposing obligations on basic services licensees.  Decree 764/00 established the new and actual regulatory framework rules for a free market, and includes interconnection, licenses, universal service and spectrum rules.

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

Colombia

Regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight.  Law 1341/09 (“Technologies of Information and Communications Law”) reformed the legal framework, establishing the general regime for information and communication technologies.  Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister.  In addition, operators must obtain a concession from the National Television Commission in order to provide television services.

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

In 2010 the telecommunications authority made a review of relevant markets and published drafts concerning certain markets and projects , such as the migration to NGN networks (where interconnection prices between traditional networks and NGN networks were proposed), a review of the mobile voice market (where modifications of mobile termination rates were proposed) and a review of end user protection measures.

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

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing for voice and Internet access services.  Therefore, mobile tariffs charged to customers are not regulated, although they may not be discriminatory.  Nevertheless fixed-to-mobile tariffs are subject to a price cap.  Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones.  The regulator set a price cap of 392 Colombian pesos per minute for fixed to mobile tariffs since November 1, 2006, and in 2009 the CRC reduced the tariff to 198.4 Colombian pesos per minute.

Television services

In January 2007, Colombia Telecom signed a concession agreement with the National Television Commission to provide DTH services for ten years.  This is a concession granted with a national scope.

In December 2008, the National Television Commission published Agreement No. 006.  By this disposition the carry obligations of operators of closed television has been modified to require that regional channels be broadcast only in the cover area of the channel and only if it is possible technically.

In December 2010, the National Television Commission published Agreement Number 006 to modify the fees payable to exploit closed television. Before Agreement Number 006, operators paid 10% of gross incomes; now the percentage has been reduced to 7% of gross incomes.

Finally, in January 2011,Colombia Telecom signed with the National Television Commission an amendment to its concession agreement with the effect of including an arbitration clause.

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

C.     Organizational Structure

See “—History and Development of the Company” and “—Business Overview.”

D.     Property, Plant and Equipment

In 2007, we moved to our new central headquarters for the Telefónica Group, “Distrito C,” in Las Tablas (Madrid), Spain.

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

Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years in the following manners:

•
progressive introduction of broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc., increasing the bandwidth capacity provided to our broadband clients several times in the last seven  years;

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

•
migration from legacy transport technologies, such as asynchronous transfer mode (ATM), frame relay (FR), low-rate leased lines, plesiochronous digital hierarchy (PDH) and synchronous digital hierarchy (SDH), to the new generation of optical transport ones, such as dense wavelength division multiplexing (DWDM), coarse wavelength division multiplexing (CWDM) and new generation - synchronous digital hierarchy (NG-SDH);

•	introduction of IMS (Internet Multimedia Subsystem) in many countries to simplify the control of the network and ease the deployment of new services over the all-IP converged network;

•	empowerment of the intelligence of the network to better manage its use, to avoid saturations and frauds and to identify new business opportunities;

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and

•	deployment of new services such as pay TV, to customers connected through broadband accesses in Spain, Czech Republic, Peru, Chile, Colombia and Brazil.

Mobile Networks

We operate mobile networks in Spain, the United Kingdom, Germany, Ireland, the Czech Republic, Slovakia, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Costa Rica, Ecuador and Uruguay.

We use a number of mobile technologies in the countries in which we operate, namely: GSM and UMTS in Spain, the United Kingdom, Ireland, Germany, Czech Republic, Slovakia and Latin America; CDMA 1X in other countries in Latin America (such as, Brazil, Venezuela and Colombia) and, in the Czech Republic (CDMA 450 MHz).  We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies.  The main steps we are currently taking include:

•	progressive migration from CDMA technologies to GSM or UMTS technologies in markets where we still exploit these legacy technologies;

•	introduction of broadband into mobile access using technologies such as UMTS, HSDPA, HSUPAHSPA+ and LTE;

•	deployment of new services such as mobile television and distribution services for next generation music, video and games;

•	exploration of the adequacy of new technologies such as HSPA and LTE to provide mobile accesses with increased bandwidth, in particular:

-
HSPA: we have been committed to the deployment of this technology in countries in which we have a presence and as of December 31, 2010, we have extended our coverage up to the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of UMTS standards 3GPP REL 6 and REL 7;

-
LTE: together with main vendors and sharing experience with other operators, we have extensively analyzed the opportunities LTE will bring as 4G mobile technology is used to complement current network technology by creating higher capacity at lower relative cost by user/traffic unit, and, in this regard, during 2010 we tested the technology in several operations, both in Europe and in Latin America,  with successful results; and

-	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.

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

There are submarine cable connections between Spain and Africa, America, Asia and Europe, respectively, which are jointly owned by us with other telecom operators.  The SAM-1 cable, which we own, has a length of approximately 22,000 kilometers underwater and 3,000 kilometers terrestrial and links different countries such as the United States, Puerto Rico, Ecuador, Guatemala, Peru, Chile, Brazil, Argentina and Colombia.

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

Item 5.      Operating and Financial Review and Prospects

A.     Operating Results

Overview

We have implemented a regional, integrated management model based on three business areas, with each area in charge of the fixed and mobile telephone and other businesses within its borders.  Our areas are:

•	Telefónica Spain: oversees the fixed and mobile telephony services in Spain.

•	Telefónica Europe: oversees the fixed and mobile telephony services in the United Kingdom, Germany, Ireland, the Czech Republic and Slovakia.

•	Telefónica Latin America: oversees the fixed and mobile telephone services in Latin America.

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

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of euros)
Operating income before depreciation and amortization	22,919	22,603	25,777
Depreciation and amortization expense	(9,046)	(8,956)	(9,303)
Operating income	13,873	13,647	16,474

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

	Year ended December 31, 2010
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	8,520	13,782	4,014	(539)	25,777
Depreciation and amortization expense	(2,009)	(4,061)	(3,091)	(142)	(9,303)
Operating income	6,511	9,721	923	(681)	16,474

	Year ended December 31, 2009
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	9,757	9,143	3,910	(207)	22,603
Depreciation and amortization expense	(2,140)	(3,793)	(2,895)	(128)	(8,956)
Operating income	7,617	5,350	1,015	(335)	13,647

	Year ended December 31, 2008
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euros)
Operating income before depreciation and amortization	10,285	8,445	4,180	9	22,919
Depreciation and amortization expense	(2,239)	(3,645)	(3,035)	(127)	(9,046)
Operating income	8,046	4,800	1,145	(118)	13,873

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

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

	As of December 31,
	2008	2009	2010
	(in millions of euros)
Non-current interest-bearing debt	45,088	47,607	51,356
Current interest-bearing debt	8,100	9,184	9,744
Gross financial debt	53,188	56,791	61,100
Other non-current payables	477	515	1,718
Other current payables (deferred payment for the acquisition of Brasilcel, N.V.)	—	—	1,977
Non-current financial assets(1)	(4,439)	(2,736)	(3,408)
Current financial assets	(2,216)	(1,906)	(1,574)
Cash and cash equivalents	(4,277)	(9,113)	(4,220)

	As of December 31,
	2008	2009	2010
	(in millions of euros)
Net financial debt	42,733	43,551	55,593
Commitments related to financial guarantees	365	71	—
Net commitments related to workforce reduction	2,687	2,261	1,710
Net debt	45,785	45,883	57,303

(1)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant statement of financial position date and other interest-bearing assets.

Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review

During the years ended December 31, 2008, 2009 and 2010, various changes occurred in our composition that affect the comparability of our operating results between the periods.  See Appendix I to our Consolidated Financial Statements for a detailed description of the principal changes in our composition affecting our financial statements during the periods under review covered by our Consolidated Financial Statements.  The most significant factors affecting the comparability of our results of operations in the periods under review are discussed below.

Acquisition of 50% of Brasilcel, N.V.

On July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel owned by Portugal Telecom. Brasilcel owned, approximately, 60% of Vivo Participaçoes. This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by us and Portugal Telecom in 2002.  As a result of the foregoing, our accounting treatment of Vivo Participaçoes has been changed from the proportionate to full consolidation method within the scope of consolidation from September 27, 2010.

Additionally, in accordance with IFRS 3 (see “— Significant Changes in Accounting Policies” below), we remeasured the previously held 50% investment in Brasilcel, generating a capital gain of  €3,797 million, which is recognized under “Other income” in our accompanying consolidated income statement (for further information, see Note 19 to our consolidated financial statements).

The principal impacts of this transaction are explained in “Item 4. Information on the Company —Business Overview—Strategic Partnerships” and Note 5 to our consolidated financial statements.

Acquisition of HanseNet Telekommunikation GmbH

On December 3, 2009, our subsidiary in Germany, Telefónica Deutschland, GmbH, signed an agreement to acquire all of the shares of the German company HanseNet. The transaction was completed on February 16, 2010. The amount initially paid out was approximately €913 million, which included €638 million of refinanced debt, and an acquisition cost in the amount of €275 million, which was ultimately reduced by €40 million upon completion of the transaction (see Note 5 to our consolidated financial statements).

The company is included in our consolidation scope under the full consolidation method from its date of acquisition.

Reduction of stake in Portugal Telecom

In June 2010, we reduced our ownership interest in Portugal Telecom by 7.98%, resulting in cash inflow of €631 million from the sale of the ownership interests. In addition, we entered into three equity swap contracts on the trading price of Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant us the economic returns on such investments. The investment is no longer reflected in the scope of consolidation through the equity method of accounting (see Note 9 to our consolidated financial statements).

Acquisition of DTS Distribuidora de Televisión Digital, S.A.

On December 28, 2010, we completed the acquisition of a 22% stake in DTS, the provider of the pay-TV services offered by the PRISA Group. The acquisition cost amounted to approximately €488 million, of which €228 million was used to repay the outstanding balance on the subordinated loan between Telefónica de Contenidos, S.A.U. and Sogecable, S.A. This company has been included within the scope of consolidation through the equity method of accounting (see Note 9 to our consolidated financial statements).

Devaluation of the Venezuelan bolivar

On January 8, 2010 the Venezuelan bolivar was devalued, impacting our 2010 financial statements in the following regards:

•
Decreasing our net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under our equity, which generated an effect of approximately €1,810 million at the date of devaluation.

•	Translating results and cash flows from Venezuela at the new devalued closing exchange rate.

On January 19, 2010, the Venezuelan government announced that it would grant a preferential rate of 2.60 Bolivar fuerte per dollar for new items, among which payment of dividends is included, provided that a request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010.  As of that date, we had in fact requested authorizations related to the distribution of dividends of prior years (for further explanation, see Note 16 to our Consolidated Financial Statements).

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

•
The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is reflected in the translation differences at the beginning of the 2009 financial year.

•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).

•
The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and offsetting reconciling item in the statement of cash flows, respectively.

•	All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate.

The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the items mentioned above are as follows:

Million of euros
Revenue	267
Operating income excluding the impact of depreciation and amortization cost	64
Net loss	(548)
Translation differences	1,224
Impact on equity	676

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

On September 6, 2009, we entered into a broad strategic alliance with the Chinese telecommunications company, China Unicom, which includes, among other areas the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.

In addition, on the same date, we executed a mutual share exchange agreement with China Unicom, which was implemented on October 21, 2009 through the subscription by us, through our wholly owned subsidiary Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by a contribution in kind to China Unicom of 40,730,735 shares of Telefónica, S.A. (see Note 12 to our consolidated financial statements).

Following the completion of the transaction, we increased our ownership of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of our voting share capital at that date. Subsequently, after the capital reduction carried out by China Unicom, we reached a shareholding equivalent of 8.37% of its voting share capital.

The investment in China Unicom was included in the consolidation scope through the equity method of accounting.

On January 23, 2011, we broadened our Strategic Alliance Agreement with China Unicom.  For more information, please see “Item 4. Information on the Company —History and Development of the Company—Recent Developments” and “Item 5. Operating and Financial Review and Prospects —Business Overview—Strategic Partnership” and Note 24 to our consolidated financial statements.

Significant Changes in Accounting Policies

In the preparation of our consolidated annual financial statements for the year ended December 31, 2010 we applied the following new standards, amendments to standards and interpretations, published by the IASB (International Accounting Standards Board) and the IFRIC (International Financial Reporting Interpretations Committee), for the first time:

IFRS 3 (2008) Business Combinations

The revised version of IFRS3 introduces significant changes in the accounting for business combinations. The main impacts have been:

•
to allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree;

•
to change the recognition and subsequent accounting requirements for contingent consideration. Under the revised Standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘measurement period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss;

•
to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred, whereas previously they were accounted for as part of the cost of the acquisition;

•
to require that in a business combination achieved in stages, the acquirer re-measures its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss;

•
to require that in business combinations in which the acquisition date is prior to January 1, 2010, the acquirer recognises changes in acquired deferred tax benefits of the acquiree as an adjustment to profit or loss.

Its adoption has affected the accounting for business combination transactions occurred in the current period (see “—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review”).

Amendment to IAS 27, Consolidated and Separate Financial Statements

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary without loss of control be accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss. Furthermore, the amended standard changes the accounting for the loss of control of a subsidiary, meaning that any retained interest in the former subsidiary is remeasured at its fair value at the date control is lost, with any resulting gain or loss recognized in profit or loss.

The changes by IAS 27 (Amended) will affect future transactions with non-controlling interests and future transactions that result in the loss of control of subsidiaries.

Improvements to IFRS (April 2009)

This text introduces a number of improvements to IFRS, primarily eliminating inconsistencies and clarifying the wording of some of these standards. These improvements have not impacted our operating results or our financial position.

Amendments to IFRS 2, Share-based Payment – Group Cash-settled Share-based Payment Transactions

The standard has been amended to clarify the accounting for group cash-settled payment transactions. The amendment also supersedes IFRIC 8 and IFRIC 11.  The adoption of this amendment did not have any impact on our financial position or performance.

Amendment of IAS 39, Financial Instruments: Recognition and Measurement – Eligible hedge items

The amendment clarifies two issues in relation with hedge accounting: designation of inflation as a hedged risk in a hedging relationship and designation of call options as hedging instruments to hedge financial or non-financial items. The adoption of this amendment did not have any impact on our financial position or performance.

IFRIC 17, Distribution of non-cash assets to owners

This interpretation provides guidance on accounting for dividends in kind, by clarifying when to recognise the dividend payable, the measurement requirements for this kind of dividends and how to account for the differences between the carrying amount of the assets distributed and the carrying amount of the payment obligation that can arise when the dividend in kind is settled. The application of this interpretation has had no impact on our financial position or performance.

Finally, the following IFRS and IFRIC interpretations were issued but not effective as of the date of this Annual Report:

Standards and amendments to standards		Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	January 1, 2013
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010
Improvements to IFRS (May 2010)		January 1, 2010 (*)
Amendments to IFRS 7	Disclosures—Transfers of Financial Assets	July 1, 2011
Amendments to IAS 12	Deferred tax: Recovery of Underlying Assets	January 1, 2012

(*)
Amendments to IFRS 3 (2008) relating to measurement of non-controlling interests and share-based payments, and contingent payments that arose in business combinations that occurred before the effective date of the revised IFRS 3, together with amendments to IAS 27 (2008), are effective for annual periods beginning on or after July 1, 2010.

Interpretations and amendments to interpretations		Effective for annual periods beginning on or after
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
Amendment to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011

We are currently assessing the impact of the application of these standards, amendments and interpretations.  Based on the analyses made, we estimate that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and future transactions with financial instruments carried out on or after January 1, 2013.

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

Revenue relating to the bundled contracts is allocated to the different deliverables identified, based on their relative fair values (i.e., the fair value of each individual component deliverables in relation to the total fair value of the bundled deliverables), considering that amounts contingent upon delivery of undelivered items are not allocated to delivered items.  Given that the handsets and airtime are price-sensitive and volatile in a competitive marketplace, the determination of fair values in the mobile phone business is quite complex.

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

Operating environment by country

Spain

In 2010, Spanish GDP contracted by 0.1%, compared with a positive average annual growth rate of 3.6% in the period 1998 through 2008 and a negative growth rate of 3.6% in 2009.  This slowdown was explained by a contraction of internal demand, though household consumption grew at an annual rate of 1.2% during 2010 recovering from a negative growth rate of 4.3% experienced during 2009 and compared to average growth of 3.6% during the period 1998 through 2008. Investment contracted at an annual rate of 7% during 2010 after a 16% decline in 2009, compared to average annual growth of 5.6% during the period 1998 through 2008.  Inflation averaged 1.8% in 2010, compared to -0.3% in 2009 and 4.1% in 2008.  Despite the higher average annual inflation rate, prices in 2010 experienced a high degree of volatility through the year, reaching a minimum of 0.8% in February and increasing up to 3% by the end of the year.  The current account deficit for 2010 reached 4.5% of GDP, compared to 5.5% of GDP in 2009 and 9.5% of GDP in 2008. The unemployment rate reached 20.3% at the end of the year, higher than the rate of 18.8% in 2009 and 13.9% in 2008.  The increase in the unemployment rate was mostly explained by the poor employment performance during 2010 when 238 thousand jobs were lost in Spain, totaling more than 2 million since the beginning of the crisis.

United Kingdom

In 2010, the British economy, measured in terms of GDP, grew by 1.3%, compared with a negative growth rate of 4.9% in 2009 and a contraction of 0.1% in 2008. Fixed capital investment increased 3%, compared with a contraction of 15.4% in 2009 and a contraction of 5% in 2008.  Private consumption grew by 0.8%, after falling at an annual rate of 3.3% in 2009 and growing 0.6% in 2008.  The CPI increased by an average annual growth rate of 3.3% in 2010, compared with 2.2% in 2009 and 3.6% in 2008. Unemployment rate reached 7.9% in 2010, compared to average annual rates of 7.6% in December 2009 and 5.7% in 2008.

Germany

In 2010, the German economy grew by 3.6%, after contracting 4.7% in 2009 and growing 1.3% in 2008. The significant recovery in 2010 was due to an expansion in fixed income investment of 6.0% in such year, and the positive contribution of the external sector to GDP growth (exports increased 14.1% while imports grew 12.6%). Because of this, the current account balance declined to 4.2% of GDP in 2009, from 6.6% of GDP in 2008. Inflation averaged 1.1% in 2010, compared to 0.3% in 2009 and 2.6% in 2008.  At the end of 2010, inflation stood at 1.7%. During 2010, the unemployment rate stood on average at 7.8%, compared to 8.1% in 2009 and 7.9% in 2008. In 2010, 197,000 jobs were created, compared to the 45,000 jobs lost in 2009 and a positive job creation of 565,000 jobs in 2008.

Czech Republic

The Czech economy grew by 2.4% in 2010, after contracting 4.1% in 2009 and growing 2.5% in 2008.  Internal demand in 2010 improved slightly compared to 2009, although investment remains subdued. Household consumption expanded 0.4% in 2010, after contracting 0.1% in 2009 and growing 3.5% in 2008. Inflation, as measured by the CPI, grew 2.3% in December 2010, compared to December 2009, slightly above the Central Bank objective (2%) and well below the 3.6% level reached in 2008 (1% in 2009).  The current account had a €5.5 billion deficit for 2010, higher than the €4.4 billion deficit recorded in 2009 (€1 billion deficit in 2008). Net foreign direct investment has recovered significantly, creating almost a €4 billion surplus in 2010. This surplus is higher than the surpluses accounted for the two previous years (€1.4 billion surplus in 2009 and €1.5 billion surplus in 2008). The European debt crisis did not have a negative impact on the Czech crown in 2010, with the average Czech crown to euro exchange rate for 2010 appreciating by 5.6%, compared to 1.7% appreciation in 2009 and 1.5% depreciation in 2008.

Brazil

Brazilian GDP increased more than 7% in 2010, after contracting 0.6% in 2009 and growing 5.2% in 2008. Investment increased more than 18% in 2010, after decreasing 10.3% in 2009 and rising by 13.6% in the previous year.  Inflation, as measured by the CPI, increased to 5.9% in 2010 (above the inflation target established by the Central Bank, of 4.5%), compared to 4.3% in 2009 and 5.9% in 2008.  Due to the reactivation of economic activity and inflation, the basic interest rate, the SELIC, was increased from 8.75% to 10.75%.  The current account deficit reached $47.5 billion in 2010, compared to $24.3 billion in 2009 and $28.2 billion in 2008. This deficit in 2010 was financed by capital inflows, such as foreign direct investments of $48.4 billion and portfolio investments of $67.8 billion. As a consequence, international reserves rose by $50.1 billion in 2010, to a record level of $288.6 billion.  The improvement in domestic economic data, along with increased liquidity in the international capital markets, led to a decrease in country risk. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) ended 2010 at 189 basis points, from 197 basis points at the end of 2009 and 428 basis points at the end of 2008.  As the risk reduced and capital inflows gained strength, the exchange rate restarted its appreciation trend, as observed since 2004. The Brazilian real appreciated against the U.S. dollar by 4.6%  in 2010, reaching an exchange rate of R$1.66/ $1.00 on December 31, 2010, from R$1.74 per $1.00 by the end of 2009 and R$2.34 per $1.00 by the end of 2008.

Mexico

Mexico’s real GDP grew by 5.5% in 2010, after contracting 6.1% in 2009 and growing 1.5% in 2008.  Inflation, as measured by the CPI, grew 4.4% in December 2010 compared to December 2009, above the central bank’s target of 3% and outside its tolerance range of 2% to 4%. Inflation in 2010 was higher with respect to 2009 (3.6% growth in December 2009 compared to December 2008) due to higher energy prices and an increase of the VAT rate (as of January 1st 2010 the VAT standard rate was increased from 15% to 16% and from 10% to 11% in the Mexican Frontier Zone). Despite the harsh economic downturn, during 2010 the aggregate demand in Mexico has shown an upward trend. Indeed, exports have increased more than 20% and domestic demand has shown a noticeable and generalized recovery as compared to 2009. The trade balance posted a deficit of $3.1 billion, compared to $4.6 billion in 2009. These external imbalances were well financed by capital inflows and international reserves held by the central bank reached $113.6 billion in 2010 (amounting to 10% of GDP). At December 31, 2010, the exchange rate relative to the U.S. dollar was 12.36 Mexican pesos to the U.S. dollar (compared to the maximum reached in March 2009 of 15.56 Mexican pesos to the U.S. dollar).

Venezuela

The Venezuelan economy experienced negative results for the second consecutive year. In 2010, GDP contracted approximately 1.4%, after contracting 3.3% in 2009. Last year, the worst results were observed in non oil activity, which fell 1.5%, while high inflation explained the negative impact on private consumption, which decreased by 2.3% in 2010, compared to a decrease of 3.2% in 2009 and growth of 7.1% in 2008. In 2010, investment showed a meager growth of 0.2% (decrease of 20.0% in 2009 and growth of 2.5% in 2008), public consumption grew 2.6% (growth of 2.3% in 2009 and 6.7% in 2008), exports fell 12.4% (falls of 12.9% in 2009 and 2.7% in 2008), and imports fell 4.6% (fall of 19.6% in 2009 and growth of 3.8% in 2008). In terms of inflation, the national CPI rose to 27.2% in 2010, 25.1% in 2009 and 30.9% in 2008. Venezuela continues with the highest levels of inflation in Latin America. The unemployment rate reached 6.5% at the end of 2010, 6.6% at the end of 2009 and 6.1% observed in December 2008, because of the fall in economic activity. The external accounts experienced a positive impact as a result of the recovery of oil prices, with the current account surplus increasing to $14.4 billion in 2010 in comparison with $8.6 billion in 2009 and $37.4 billion in 2008. On the other side, the capital account deficit reached $18.8 billion, compared to deficits of $14.0 billion in 2009 and $24.8 billion in 2008. This performance generated a reduction in the central bank’s stock of international reserves to $29.5 billion at the end of 2010. Finally, the parallel exchange rate was approximately 3 times the official exchange rate for priority goods (2.6 Venezuelan bolivar to 1 U.S. dollar) and 2 times over the official exchange rate for non priority goods (4.3 Venezuelan bolivar to 1 U.S. dollar). Those exchange rates were established at the beginning of 2010, when the Government applied the dual exchange system, devaluing the currency.

Chile

Chilean GDP grew by an estimated 5.2% in 2010, recovering from a 1.7% contraction in 2009 caused principally by the international financial crisis. Recovery was accompanied by a fall in the unemployment rate from a 9.7% average in 2009 to 8.1% in 2010. On February 27, 2010, an earthquake of magnitude 8.8 followed by a tsunami struck the central zone of the country. Capital losses were estimated at $22 billion (13.6% of 2009 GDP) including homes, public schools and hospitals, highways, harbors and other public infrastructure. The Government launched a reconstruction program to be executed in 2010-2014. Inflation, as measured by the CPI, reached 3.0% in 2010, compared to -1.4% in 2009 and 7.1% in 2008. As such, it matched the long term inflation target rate defined by the Central Bank. The Monetary Policy Rate climbed from a minimum of 0.5% in June to 3.25% in December. At the end of 2010, the nominal Chilean peso to U.S. dollar exchange rate was 468.4, an appreciation of 8.4% relative to the end of 2009 (506.4 pesos per U.S. dollar). In 2010, the U.S. dollar value ranged between $468 and $550, driven among others by the uncertainly in the international financial markets, higher copper prices and increasing capital inflows to emerging economies. The trade balance had a surplus of $15.9 billion in 2010 (compared to $14.1 billion in 2009 and $8.5 billion in 2008) mostly explained by a 47% year-on-year increase in copper prices since copper exports account for 55% of total export values. Foreign direct investment net inflows for 2010 reached $6.4 billion, compared to $4.8 billion in 2009 and $7.1 billion in 2008. At the end of 2010, the fiscal deficit amounted to 0.4% of GDP compared to a 4.5% deficit at December 31, 2009 and a surplus of 4.3% at December 31, 2008.

Argentina

Argentina’s GDP grew by 9.2% in 2010 according to official statistics, although private estimates suggest that GDP expanded 8.4% in the period. This data is similar to the average annual growth rates of approximately 8.5% achieved from 2003 through 2008, and well above the 0.9% growth of 2009. The Argentine peso depreciated 4.5% relative to the U.S. dollar, closing at 3.98 Argentine pesos per U.S. dollar at the end of 2010 compared to 3.8 Argentine pesos per U.S. dollar at the end of 2009 and 3.45 Argentine pesos per U.S. dollar at the end of 2008. The official CPI increased 10.9% in 2010 (compared to 7.7% in 2009 and 7.2% in 2008); although private entities estimate that the true increase was 26.4%. The current account balance showed a surplus of $3.6 billion in 2010, which is 67.9% and 46.4% lower compared to 2009 and 2008, respectively. The trade balance contributed significantly to this result since imports increased 44.9%, more than the 23% increase in exports over the same period. Economic conditions also affected unemployment, which decreased to 7.3% at the end of 2010 from 8.4% at the end of 2009 and 7.3% at the end of 2008.

Colombia

After the deceleration in GDP growth in 2008 and entering into a recession in 2009, the Colombian economy in 2010 showed a solid recovery as a result of the good performance of domestic demand components, private consumption and investment. Industry and retail sales showed significant growth over the year. Colombia's GDP grew by 4.3% in 2010. The unemployment rate averaged 11.8% in 2010, compared to 12% in 2009 and 11.3% in 2008.  The current account balance at the end of 2010 reflected a current account deficit of $8,944 million, 3.1% of GDP, compared to 2.2% of GDP in 2009 and 2.8% of GDP in 2008. The deficit in 2010 compared to 2009 ($5,141 million, 2.2% of GDP) was mainly financed through higher public and private external debt, and to a lower extent by foreign direct investment inflows. This resulted in a financial account surplus of $11,879 million (4.1% of GDP).  The Colombian peso appreciated 6.4% during 2010 (closing the year at 1,914 Colombian pesos to the US dollar)

primarily as a consequence of the following local and external factors: i) maturity of government bonds that were settled using resources denominated in foreign currency; ii) private sector foreign exchange transactions conducted to obtain Colombian pesos for their tax payments; iii) significant foreign direct investment inflows related to mining and oil sectors, and iv) better economic attitude of the Colombian economy compared to other countries reflected in a lower EMBI level and lower volatility registered by the Chicago Board Options Exchange Market Volatility Index (“VIX”). Year-on-year CPI was 3.2% for 2010, compared to 2.0% for 2009 and 7.7% for 2008.

Peru

During 2010, the Peruvian economy, in terms of GDP, grew by 8.8% compared to 0.9% in 2009 and 9.8% in 2008. The acceleration in GDP growth was mainly driven by domestic private demand. However, the contribution of public expenditures to growth was still significant during the first half of 2010. Consumer prices, as measured by the CPI, increased by 2.1% in 2010 (0.1 percentage points over the center –and within the range- of the central bank’s target), compared with 0.3% in 2009 and 6.7% in 2008. The fiscal deficit was 0.6% of GDP, compared to a fiscal deficit of 1.9% in 2009 and surplus of 2.1% in 2008, while net foreign direct investment increased by 37%, compared with a decrease of 16% in 2009 and a gain of 14% in 2008.  In the foreign exchange market, the Peruvian nuevo sol appreciated 2.9% against the U.S. dollar in 2010, reaching 2.81 Peruvian nuevo sol per U.S. dollar at the end of the year, compared with an appreciation of 8% in 2009 and a depreciation of 4.8% in 2008. Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), fell 22 basis points to 157 basis points in 2010, due to solid macroeconomic fundamentals, highlighted by sound public finances and financial markets’ dynamism. Long-term sovereign debt is currently investment grade rated by Fitch, Standard and Poor’s and Moody’s rating agencies.

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

We estimate that in 2010 variations in currencies decreased our collection and payment and cash balance by approximately €463 million and increased our consolidated revenues by approximately 2.2% including the devaluation in the Venezuelan bolivar.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro.  For example, in 2010 equity attributable to equity holders of the parent increased by €430 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real and the pound sterling relative to the euro, and the effect of the devaluation in Venezuela.

We estimate that in 2009 variations in currencies increased our collection and payment and cash balance by approximately €269 million and decreased our consolidated revenues by approximately 3.1%.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro.  For example, in 2009 equity attributable to equity holders of the parent increased by €2,238 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real and the pound sterling relative to the euro, and the effect of the devaluation in Venezuela.

We estimate that in 2008 variations in currencies decreased our collection and payment and cash balance by approximately €302 million and decreased our consolidated revenues by approximately 3%.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro.  For example, in 2008 equity attributable to equity holders of the parent decreased by €3,708 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the pound sterling and Brazilian real relative to the euro.

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

	2008(1) Average	2009(1) Average	2010(1) Average	% change 2008 to 2009 Average	% change 2009 to 2010 Average
Pound Sterling	0.79	0.89	0.86	12.04%	(3.37%)
U.S. Dollar	1.46	1.39	1.32	(5.00)%	(5.04%)
Brazilian Real	2.66	2.76	2.33	3.68%	(15.58%)
Argentine Peso	4.63	5.17	5.18	11.70%	0.19%
Peruvian Nuevo Sol	4.29	4.18	3.74	(2.56)%	(10.53%)
Chilean Peso	758.73	775.80	674.36	2.25%	(13.08%)
Mexican Peso	16.24	18.78	16.71	15.63%	(11.02%)
Venezuelan Bolivar fuerte (2)	3.15	3.10	5.75	(5.00)%	85.48%
Czech Crown	24.97	26.44	25.29	5.87%	(4.35%)
Colombian Peso	2,873.56	2,985.07	2,509.22	3.88%	(15.94%)
Guatemalan Quetzal	11.07	11.33	10.66	2.37%	(5.91%)

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.

(2)
After considering Venezuela a hyperinflationary country, the income statement from operations in Venezuela is to be accounted pursuant to the closing exchange rate of Venezuelan bolivar fuerte to euro.

In the comparison below of our results of operations, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make such comparisons, we have converted into euro certain financial items for the relevant year using the prior year’s average exchange rate.  We refer to such comparisons as being made on a “constant euro basis” or “excluding foreign exchange rate effects.”

We also make certain comparisons on a local currency basis.  To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods.

We describe certain risks relating to exchange rate fluctuations in “Item 3. Key Information—Risk Factors,” and we describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Regulation

We are subject to regulation in the different markets where we operate, particularly with regard to the prices we can charge for certain of our goods and services in certain jurisdictions as well as our need to comply with certain obligations, which has a significant effect on our profitability.  For more information regarding regulation in the markets in which we operate, see “Item 4. Information on the Company—Business Overview—Regulation.”

Group Results of Operations

A summary of our results of operations for 2008, 2009 and 2010 and certain consolidated revenue and expense items as a percentage of revenues for the periods indicated is shown below.

	Year ended December 31,
	2008		2009		2010
	Total	Percentage of revenues	Total	Percentage of revenues	Total	Percentage of revenues
	(in millions of euros, except percentage of revenues)
Revenues	57,946	100.0%	56,731	100.0%	60,737	100.0%
Other income	1,865	3.2%	1,645	2.9%	5,869	9.7%
Supplies	(17,818)	(30.7)%	(16,717)	(29.5)%	(17,606)	(29.0%)

	Year ended December 31,
	2008		2009		2010
	Total	Percentage of revenues	Total	Percentage of revenues	Total	Percentage of revenues
	(in millions of euros, except percentage of revenues)
Personnel expenses	(6,762)	(11.7)%	(6,775)	(11.9)%	(8,409)	(13.8%)
Other expenses	(12,312)	(21.2)%	(12,281)	(21.6)%	(14,814)	(24.4%)
Operating income before depreciation and amortization (OIBDA)(1)	22,919	39.6%	22,603	39.8%	25,777	42.4%
Depreciation and amortization	(9,046)	(15.6)%	(8,956)	(15.8)%	(9,303)	(15.3%)
Operating income	13,873	23.9%	13,647	24.1%	16,474	27.1%
Share of profit (loss) of associates	(161)	(0.3)%	47	0.1%	76	0.1%
Net financial income (expense)	(2,797)	(4.8)%	(3,307)	(5.8)%	(2,649)	(4.4%)
Corporate income tax	(3,089)	(5.3)%	(2,450)	(4.3)%	(3,829)	(6.3%)
Profit for the year from continuing operations	7,826	13.5%	7,937	14.0%	10,072	16.6%
Income (loss) from discontinued operations	—	—	—	—	—	—
Profit for the year	7,826	13.5%	7,937	14.0%	10,072	16.6%
Non-controlling interests	(234)	(0.4)%	(161)	(0.3)%	95	0.2%
Profit for the year attributable to equity holders of the parent	7,592	13.1%	7,776	13.7%	10,167	16.7%

(1)	For a reconciliation of OIBDA to operating income, see “—Operating Results—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization.”

Overview

We remain committed to growing our customer base which, measured in terms of total accesses, continued to expand in 2010, by 8.7% to 287.6 million accesses at December 31, 2010 from 264.6 million accesses at December 31, 2009, which was 2.1% higher than the 259.1 million accesses at December 31, 2008. The increase in 2010 was primarily driven by an 8.9% increase in mobile access, a 27.0% increase in broadband accesses and a 12.0% increase in pay TV accesses.  Growth in total accesses from 2008 to 2009 is also primarily explained by the strong growth in mobile and broadband accesses. This growth in the customer base, the consolidation in the fourth quarter of 2010 of 100% of Vivo Participaçoes and the greater contribution of the mobile data business in 2010, drove a 7.1% increase in revenue from operations (revenues) in 2010 compared with 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, revenues would have increased by 4.9% in 2010 as compared to 2009.

We believe our diversification is key to achieving this improvement in consolidated revenues. In 2010, Telefónica Latin America and Telefónica Europe accounted for 68% of consolidated revenues, while Telefónica Spain represented less than 31% of our revenues. In all our markets, the competitive environment remained intense and continued to put downward pressure on our tariff structures or resulted in higher commercial expenses to keep pace, which resulted in revenue growth lagging behind access growth.  In addition, further downward pressure was placed on our revenues from mobile accesses as a result of regulatory action in the European Union and certain Latin American countries, which resulted in decreased interconnection and roaming rates during the period.

The positive revenues performance, coupled with gains on asset disposals recognized in the year (€4,150 million), drove a 14% increase in OIBDA to €25,777 million in 2010 from €22,603 million in 2009. However, excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, OIBDA would have increased by 13.0% in 2010 compared to 2009. OIBDA was affected by the positive contribution from the revaluation of the previously-held stake in Vivo at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (€3,797 million in the third quarter). We recognized non-recurrent restructuring expenses of €1,262 million in 2010, mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation’s social activities, which negatively impacted OIBDA. Operating income increased by 20.7% to €16,474 million in 2010 from €13,647 million in 2009. Profit for the year attributable to equity holders of the parent increased by 30.7% to €10,167 million in 2010 from €7,776 million in 2009. This performance is mainly due to the following:

•	The positive revenues performance, as described above.

•
The gain on disposal of assets, which amounted to €4,150 million in 2010, mainly reflecting the positive effect of remeasuring the previously held investment in Vivo Participaçoes at the date of acquisition of 50% of Brasilcel previously held by Portugal Telecom (€3,797 million in the third quarter of the year) and the sale of Manx Telecom at the end of June, which generated a gain of €61 million.

•	Restructuring expenses recognized in 2010 (€862 million, net of tax and non-controlling interests).

•	The reassessment of the value of recognized tax assets associated with Colombia Telecomunicaciones, S.A. ESP (€450 million, net of non-controlling interests).

We increased our customer base, measured in terms of total accesses, by 2.1% to 264.6 million accesses at December 31, 2009 from 259.1 million accesses at December 31, 2008.  This growth from December 31, 2008 to December 31, 2009 was primarily driven by a 3.3% increase in mobile accesses, an 8.2% increase in broadband accesses and a 9.8% increase in pay TV accesses, which more than offset our 5.4% loss of fixed telephony accesses and 28.5% loss of narrowband accesses as these technologies continue to be substituted by customers for mobile and broadband technologies, respectively.  The growth in our customer base in terms of accesses from December 31, 2008 to December 31, 2009 under difficult economic circumstances did not, however, result in a corresponding increase in revenues, which decreased 2.1% in 2009 compared to 2008.  However, excluding foreign exchange rate effects (i.e., by converting into euro relevant items for 2009 using 2008’s average exchange rates) and the effects of Venezuela being considered a hyperinflationary economy in 2009, revenues would have increased 0.3% in 2009 compared to 2008.  In Spain and Europe, the competitive environment remained intense and continued to put downward pressure on our tariff structures, which resulted in revenue growth not keeping pace with access growth.  In addition, further downward pressure was placed on our revenues from mobile accesses as a result of regulatory action in the European Union and certain Latin American countries, which resulted in decreased interconnection and roaming rates during the period.  This decrease in revenues led to a 1.4% decrease in OIBDA to €22,603 million in 2009 from €22,919 million 2008.  Nonetheless, excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, OIBDA would have increased 0.5% in 2009 compared to 2008.  Operating income decreased 1.6% to €13,647 million in 2009 from €13,873 million in 2008, while profit for the year attributable to equity holders of the parent company increased 2.4% to €7,776 million in 2009 from €7,592 million in 2008 primarily as a result of our share of profit of associates and lower corporate income tax primarily related to the reversal of a tax liability.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues

Revenues increased 7.1% to €60,737 million in 2010 compared to €56,731 million in 2009.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, revenues would have increased by 4.9% in 2010 compared to 2009.

By geographic area, Telefónica Latin America contributed 42.9% of our 2010 revenues, which represents an increase of 2.4 percentage points from 2009. Telefónica Spain contributed 30.8% of our 2010 revenues (34.7% in 2009) and Telefónica Europe contributed 25.1% (23.9% in 2009).

Other income

Other income amounted to €5,869 million in 2010 compared to €1,645 million in 2009. In 2010, this income included a €3,797 million capital gain arising from the positive impact of remeasuring the previously held investment in Vivo Participaçoes at the date of acquisition of the 50% stake of Brasilcel held by Portugal Telecom. Other income in 2009 included a €220 million gain on the sale of our stake in Medi Telecom.

Total expenses

Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax).  Total expenses do not include depreciation and amortization.

Total expenses rose 14.1% to €40,829 million in 2010 compared to €35,773 million in 2009. This growth was primarily the result of recognizing restructuring costs of €1,262 million in the second half of 2010, derived primarily from the restructuring of the workforces of several companies (€658 million) and firm commitments related to the Telefónica Foundation’s social program (€400 million, €280 million of which was recognized by Telefónica, S.A. and the remainder in Telefónica Latin America).

Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, total expenses would have increased 11.1% in 2010 compared to 2009.

Supplies.  Supplies increased 5.3% to €17,606 million in 2010 compared to €16,717 million in 2009. Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, supplies would have increased 3.1% from 2009 to 2010.  This increase was primarily due to increased interconnection costs in Telefónica Latinamerica and increased supplies expenses in Telefónica Europe stemming from the inclusion of HanseNet, offsetting decreases in Telefónica Spain attributable to lower interconnection costs.

Personnel expenses.  Personnel expenses increased 24.1% to €8,409 million in 2010 compared to €6,775 million in 2009.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, personnel expenses would have increased 20.5% from 2009 to 2010.  This increase was primarily due to restructuring the workforces of several Group companies. The average workforce during 2010 reached 269,047 employees, with a net increase of 13,896 employees compared to 2009, mainly due to the workforce increases within Atento.  Excluding employees of Atento, our average number of employees in 2010 would have increased 2% to 128,011 employees compared to 2009.

Other expenses.  Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses)  network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as certain types of taxes.  Other expenses also include changes in operating allowances and other operating expenses. Other expenses increased 20.6% to €14,814 million in 2010 from €12,281 million in 2009.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, other expenses would have increased 16.8% in 2010 compared to 2009.  This increase was principally driven by increased commercial efforts in the three areas as a result of significant competition and the increase in network management and systems costs at Telefónica Latin America. This item also included firm commitments related to the Telefónica Foundation’s social program (€400 million).

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, our OIBDA increased 14.0% to €25,777 million in 2010 compared to €22,603 million in 2009.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, OIBDA would have increased 13.0% from 2009 to 2010.

Of our 2010 OIBDA, Telefónica Spain contributed 33.1% (43.2% in 2009), while Telefónica Latin America and Telefónica Europe contributed 53.5% (40.5% in 2009) and 15.6% (17.3% in 2009), respectively.

Our OIBDA margin increased to 42.4% in 2010 compared to 39.8% in 2009.  For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization.”

Depreciation and amortization

Our depreciation and amortization increased 3.9% to €9,303 million in 2010 compared to €8,956 million in 2009.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, depreciation and amortization would have increased 1.6% from 2009 to 2010, principally driven by Telefónica Latin America and Telefónica Europe depreciation and amortization increases.  Telefónica Latin America depreciation and amortization in 2010 includes the amortization recognized in the fourth quarter related to the assets assumed as part of the purchase price allocation of Vivo Participaçoes (€84 million). In 2009, depreciation and amortization for Telefónica Europe included the amortization of the purchase price allocation made following the acquisition of the O2 Group (€635 million) and Telefónica O2 Czech Republic (€89 million).

Operating income

As a result of the foregoing, our operating income increased 20.7% to €16,474 million in 2010 from €13,647 million in 2009.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2010 and 2009, operating income would have increased 22.4% from 2009 to 2010.

Share of profit (loss) of associates

Our share of profit of associates in 2010 amounted to €76 million, 61.7% higher than in 2009 due mainly to the improved results from our interest in Telco.

Net financial income (expense)

Net financial expense decreased 20% to €2,649 million in 2010 compared to €3,307 million in 2009.  The average cost of net debt of the Group, which we measure as net financial expense divided by our average net debt, was 5.0% in 2010 compared to 7.3% in 2009.  The effects derived from the consideration of Venezuela as a hyperinflationary economy as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Classification of Venezuela as a hyperinflationary economy” resulted in a reduction in net financial expense of €521 million in 2010. Excluding such effect, the changes in our performance in 2010 were primary the result of:

•	Changes in accumulated foreign exchange gains and losses at December 31, 2010 from the same period of the prior year, which resulted in lower expenses of €172 million.

•
The drop in interest rates over the last year, changes in the present value of the obligations arising from redundancy programs and other financial transactions, which combined to reduce costs by €410 million. The change in the volume of debt led to an increase in finance costs of €254 million. The net impact of these factors was a €156 million savings in costs in 2010.

•
The €191 million expense corresponding to the transfer of the value of the investment in Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) from equity to financial results. This interest continues to be recognized as an available for sale financial asset.

Net financial expense for 2010 (excluding the aforementioned €191 million expense) amounted to €2,458 million, representing 4.9% of average total debt of €49,999 million.

Corporate income tax

Corporate income tax increased to €3,829 million in 2010 compared to €2,450 million in 2009 (an increase of 56.2%), affected by reassessment of the value of recognized tax assets in Colombia in the amount of €864 million. In addition, a tax effect of €321 million was recognized deriving from the remeasurement of the previously held investment in Vivo Participaçoes at the date of acquisition of the 50% stake of Brasilcel held by Portugal Telecom. The increase in corporate income tax was partially offset by tax credits generated in México and Terra Brazil totalling €138 million, which are based on the expected taxable income to be generated by the companies.

Non-controlling interests

Profit for the year attributable to our non-controlling interests amounted to a positive figure of €95 million in 2010 compared to a negative figure of €161 million in 2009, primarily as a result of the non-controlling interests’ share of losses relating to Colombia Telecom, which increased subsequent to the aforementioned reassessment of the value of recognized tax assets, more than offsetting the non-controlling interests’ share of the profits of Vivo Participaçoes, Telesp, and Telefónica O2 Czech Republic.

Profit for the year attributable to equity holders of the parent company

As a result of the above, our profit for the year attributable to equity holders of the parent company increased 30.7% to €10,167 million in 2010 compared to €7,776 million in 2009.

Results of Operations by Business Area for 2009 and 2010

The table below sets forth the contribution to our results of operations by each of our three principal business areas and other companies for 2009 and 2010.  Revenues and related expenses for each of the business areas are presented after elimination of sales to other members of the Telefónica Group belonging to the same business area.  See Note 4 to our Consolidated Financial Statements.

	Year ended December 31,
	2009	2010	% Change
	(in millions of euros)
Revenues	56,731	60,737	7.1%
Telefónica Spain	19,703	18,711	(5.0)%
Telefónica Europe	13,533	15,255	12.7%
Telefónica Latin America	22,983	26,041	13.3%
Other companies & eliminations	512	730	42.6%
Other income	1,645	5,869	256.8%
Telefónica Spain	497	313	(37.0)%
Telefónica Europe	234	270	15.4%
Telefónica Latin America	646	4,889	656.8%
Other companies & eliminations	268	397	48.1%
Expenses(1)	(35,773)	(40,829)	14.1%
Telefónica Spain	(10,443)	(10,505)	0.6%
Telefónica Europe	(9,857)	(11,512)	16.8%
Telefónica Latin America	(14,486)	(17,148)	18.4%
Other companies & eliminations	(987)	(1,664)	68.6%
Depreciation and amortization	(8,956)	(9,303)	3.9%
Telefónica Spain	(2,140)	(2,009)	(6.1)%
Telefónica Europe	(2,895)	(3,091)	6.8%
Telefónica Latin America	(3,793)	(4,061)	7.1%
Other companies & eliminations	(128)	(142)	10.9%
Operating income	13,647	16,474	20.7%
Telefónica Spain	7,617	6,511	(14.5)%
Telefónica Europe	1,015	923	(9.1)%
Telefónica Latin America	5,350	9,721	81.7%
Other companies & eliminations	(335)	(681)	103.3%

(1)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization.

In the discussion that follows revenues and related expenses for each business included within a particular business area are presented gross of any eliminations due to sales to other businesses in such business area or other members of the Telefónica Group.

Results of Operations by Business Area for 2009 and 2010

Pursuant to management’s efforts to organize and integrate the management and controls of the mobile and fixed businesses in Spain in order to enhance our understanding and monitoring of our operations in this market, including the financial success of our operations, we decided in 2010 to publish our selected consolidated financial data corresponding to Telefónica Spain’s fixed and mobile business on a combined basis with only revenues broken down at a business level.  Such a presentation allows management to analyze the financial performance of Telefónica Spain free from distortions, particularly at the level of operating expenses and investment, which may arise in a segregated presentation.  We continue to report all other operating metrics as previously reported.

Telefónica Spain

Revenues

Telefónica Spain’s revenues decreased 5.0% to €18,711 million in 2010 from €19,703 million in 2009.

Revenues from Telefónica Spain’s fixed business decreased 6.3% to €11,397 million in 2010 from €12,167 million in 2009 principally due to a decrease in the revenues of traditional voice service and accesses in an adverse economic context.

•	Revenues from traditional accesses decreased 13.1% to €2,426 million in 2010 compared to €2,792 million in 2009, primarily as a result of a reduction in the number of accesses.

•
Revenues from traditional voice services decreased 10.9% to €3,548 million in 2010 compared to €3,983 million in 2009. This evolution is mainly due to lower fixed-to-mobile traffic, a decrease of international traffic and an increasing portion of traffic included in national flat tariff plans.

•
Revenues from Internet and broadband services decreased 0.9% to €2,933 million in 2010 compared to 2,960 million in 2009. Retail broadband service revenues decreased 4.3% in 2010 compared to 2009, due to ARPU reductions for promotions carried out. Wholesale broadband service revenues increased 29.0% in 2010 compared to 2009 reflecting the growth in the customer base for unbundled local loops and wholesale ADSL accesses in 2010.

•
Revenues from data services grew 4.9% to €1,358 million in 2010 compared to €1,294 million in 2009, driven by increased revenues from leased circuits to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband.

•	Revenues from information technology services grew 19.0% to €604 million in 2010 compared to €508 million in 2009, boosted by the sale of software licenses (€51 million).

Revenues from Telefónica Spain’s mobile business decreased 4.6% to €8,550 million in 2010 compared to €8,965 million in 2009, due primarily to lower voice consumption by customers.

•	Customer revenues decreased 5.3% to €6,226 million in 2010 compared to €6,571 million in 2009 due to lower consumption and reductions in prices in a very competitive environment.

•	Interconnection revenues decreased 20.9% to €792 million in 2010 compared to €1,001 million in 2009, due to MTR cuts.

•	Roaming-in revenues fell 8.6% to €140 million in 2010 compared to €153 million in 2009 due to the downward trend in roaming consumption and wholesale prices.

•	Revenues from handset sales increased 12.6% to €1,280 million in 2010 compared to €1,137 million in 2009, driven by increased sales of smartphones.

Expenses

Telefónica Spain’s total expenses increased 0.6% to €10,504 million in 2010 compared to €10,443 million in 2009, including €202 million in restructuring expenses derived primarily from the restructuring of workforces and the recognition of a €107 million TV tax.

•
Supplies decreased 2.5% to €4,185 million in 2010 compared to €4,293 million in 2009, principally due to lower interconnection expenses related to MTR cuts, which offset increased mobile handset expenses.

•
Personnel expenses increased 15.3% to €2,658 million in 2010 compared to €2,305 million in 2009. Such increase was due primarily to the revision of estimates made prior to 2009 relating to personnel commitments and, particularly in the fourth quarter of 2010, due to restructuring expenses related to personnel reorganization and the negative impact of a higher-than-estimated Consumer Price Index figures.

•
Other expenses decreased 4.8% to €3,661 million in 2010 compared to €3,845 million in 2009. This decrease was the result of efforts by the company to decrease levels of uncollectible balances and occurred despite the recognition in 2010 of a TV tax provision.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, Telefónica Spain’s OIBDA decreased 12.7% to €8,520 million in 2010 compared to €9,757 million in 2009. Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 45.5% in 2010 compared to 49.5% in 2009.

Depreciation and amortization

Telefónica Spain’s depreciation and amortization decreased 6.1% to €2,009 million in 2010 compared to €2,140 million in 2009 due primarily to capital expenditures efficiencies derived from previous years.

Operating income

As a result of the foregoing, Telefónica Spain’s operating income decreased 14.5% to €6,511 million in 2010 compared to €7,617 million in 2009.

Telefónica Europe

Revenues

Telefónica Europe’s revenues increased 12.7% to €15,255 million in 2010 compared to €13,533 million in 2009, driven by growth in accesses and an increase in the average pound sterling to euro exchange rate. Also driving revenues were the acquisitions of HanseNet and Jajah, which contributed €807 million, although this was partially offset by the reductions in MTRs (which affected both revenues and expenses).

•
Revenues derived from Telefónica O2 UK increased 10.6% to €7,201 million in 2010 compared to €6,512 million in 2009 (an increase of 6.5% in local currency).  The increase in local currency revenue was primarily driven by an increase in Telefónica O2 UK’s mobile service revenues associated with smartphones.

•
Revenues derived from Telefónica O2 Germany increased 28.9% to €4,826 million in 2010 compared to €3,746 million in 2009.  The positive evolution was mainly the result of an increase in customer base and the acquisition of HanseNet, which was adversely impacted by lower MTRs.

•
Revenues derived from Telefónica O2 Czech Republic, including Slovakia operations, decreased 2.8% to €2,197 million in 2010 compared to €2,260 million in 2009.  Slovakia continued to grow in mobile revenues (50.5%) while Czech revenues from fixed and mobile services decreased (-8.7% in local currency) due to MTR cuts, customers optimizing their expenditures and lower government spending on IT services.

•
Revenues derived from Telefónica O2 Ireland decreased 6.3% to €848 million in 2010 compared to €905 million in 2009.  The decrease was mainly the result of lower customer spending, market competition in the prepay segment and lower MTRs.

Expenses

Telefónica Europe’s total expenses increased 16.8% to €11,512 million in 2010 compared to €9,857 million in 2009. This increase was partially due to operating expenses related to the consolidation of HanseNet and non-recurring restructuring expenses related to personal reorganization in the second half of the year.

•
Supplies increased 7.4% to €6,648 million in 2010 from €6,189 million in 2009, mainly due to the inclusion of HanseNet and the increase of the pound sterling to euro exchange rate over the period, offset by the impact of lower MTRs.

•
Personnel expenses increased 24.6% to €1,625 million in 2010 from €1,304 million in 2009, mainly due to non-recurrent restructuring costs, derived primarily from the restructuring of the workforces at Telefónica O2 Germany and Telefónica O2 UK.

•
Other expenses increased 37% to €3,239 million in 2010 from €2,364 million in 2009 mainly due to the acquisition of HanseNet and the strengthening of the pound sterling to euro exchange rate over the period.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, Telefónica Europe’s OIBDA increased 2.6% to €4,014 million in 2010 from €3,910 million in 2009.  The increase in OIBDA significantly lagged the increase in revenues due primarily to higher cost of sales and commercial costs, and also restructuring expenses registered in 2010.

•
OIBDA in Telefónica O2 UK increased 9% to €1,830 million in 2010 from €1,680 million in 2009 (an increase of 4.9% in local currency) mainly due to service revenues increases (customer base and mobile internet services increased).

•	OIBDA in Telefónica O2 Germany increased 2.8% to €944 million in 2010 from €918 million in 2009 mainly due to increases in revenues.

•
OIBDA in Telefónica O2 Czech Republic, including Slovakia operations, decreased 9.5% to €953 million in 2010 from €1,053 million in 2009 due to poor revenues performance, which was partially offset by reductions in direct costs (supplies) and in commercial costs.

•	OIBDA in Telefónica O2 Ireland decreased 9.0% to € 275 million in 2010 from €302 million in 2009 due to a decline in revenues.

Depreciation and amortization

Telefónica Europe’s depreciation and amortization increased 6.7% to €3,091 million in 2010 from €2,895 million in 2009. This is mainly due to the strengthening of the average pound sterling to euro exchange rate as well as the acquisition of HanseNet.

Operating income

As a result of the foregoing, Telefónica Europe’s operating income decreased 9.1% to €923 million in 2010 from €1,015 million in 2009.

Telefónica Latin America

Revenues

Revenues at Telefónica Latin America increased 13.3% to €26,041 million in 2010 from €22,983 million in 2009 (an increase of 9.9% excluding foreign-exchange rate effects and the consideration of Venezuela being considered a hyperinflationary economy). Countries contributing most to this revenue growth, excluding foreign-exchange rate effects and the consideration of Venezuela, were Brazil (45 percentage points) Venezuela (23 percentage points) and Argentina (21 percentage points).

In 2010, Brazil continued to make the largest contribution to Telefónica Latin America’s revenues (43%) followed by Argentina (12%) and Venezuela (9%).

•
Telefónica Latin America revenues from Brazil increased 32.8% to €11,119 million in 2010 from €8,376 million in 2009 (an increase of 12.1% in local currency), due primarily to the acquisition of 50% of Vivo Participaçoes and the overall positive revenue performance of the mobile businesses, broadband and data businesses. With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased 63.4% to €4,959 million in 2010 from €3,036 million in 2009 (an increase of 37.9% in local currency), driven by growth in the customer base (usage and data) and the consolidation of 100% of Vivo Participaçoes in the fourth quarter of 2010.  With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues increased 18.7% to €6,843 million in 2010 from €5,766 million in 2009 (an increase of 0.2% in local currency). This increase was due to the growth of broadband and data business revenues compared to the traditional business revenues. Broadband, pay TV and data/IT services revenues continued to rise as a percentage of total revenues to 24.8%. Traditional fixed line revenues decreased (1.4% in local currency), mainly driven by lower local and long distance traffic that was not compensated by higher traffic revenues coming from mobile networks.

•
Telefónica Latin America’s revenues from Venezuela, due to the devaluation, decreased 38.6% to €2,318 million in 2010 from €3,773 million in 2009 (an increase of 15% in local currency and excluding the effects of Venezuela being considered a hyperinflationary economy), primarily driven by higher growth in service revenues in 2010 (an increase of 21.3% in local currency and excluding the consideration of Venezuela as a hyperinflationary economy). This growth in local currency was due mainly to the good performance of data revenues, driven by increases in mobile broadband.

•
Telefónica Latin America revenues from Argentina increased 17.8% to €3,073 million in 2010 from €2,609 million in 2009 (an increase of 17.9% in local currency) with both fixed and mobile business contributing. Of this, Telefónica Móviles Argentina’s revenues increased 20.4% to €1,979 million in 2010 from €1,643 million in 2009 (an increase of 20.6% in local currency). This increase was primarily driven by an increase of 21.3% in service revenues in 2010 (an increase of 21.4% in local currency). This growth in local currency was mainly due to data revenue growth and increased usage. Revenues in the fixed line business increased 13.3% to €1,187 million in 2010 from €1,047 million in 2009 (an increase of 13.5% in local currency), with 6.3% growth in the traditional fixed line business, 29.2% growth in the Internet TV and content business, and 16.9% growth in the data and IT businesses.

•
Telefónica Latin America revenues from Chile increased 20.0% to €2,197 million in 2010 from €1,831 million in 2009 (an increase of 4.3% in local currency) due to the revenue growth in both businesses. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues increased 25.4% to €1,266 million in 2010 from €1,010 million in 2009 (an increase of 9.0% in local currency). Service revenues increased 27.9% to €1,175 million in 2010 (an increase of 11.2% in local currency) due to growth in voice and data services revenues. With respect to Telefónica Latin America’s fixed line business in Chile, revenues in 2010 increased 16.3% to €1,038 million from €893 million in 2009 (an increase of 1.1% in local currency). Broadband, pay TV, data and IT businesses growth offset the decrease in revenues from the traditional fixed telephony business.

•
Telefónica Latin America’s revenues from Mexico increased 18.0% to €1,832 million in 2010 from €1,552 million in 2009 (an increase of 5.0% in local currency). This growth in local currency was underpinned by service revenues growth of 4.1% in 2010 as a result of a good performance in contract segment revenues, offsetting declines in prepaid segment revenues.

•
Telefónica Latin America’s revenues from Peru increased 14.2% to €1,960 million in 2010 from €1,716 million in 2009 (an increase of 2.0% in local currency). With respect to Telefónica Móviles Perú, revenues increased 19.2% to €1,001 million in 2010 from €840 million in 2009 (an increase of 6.4% in local currency), driven primarily by service revenue growth. Service revenues increased 22.8% in 2010 (an increase of 9.7% in local currency) due to the growth of contract revenues associated to a higher postpaid base and the good evolution of data revenues. With respect to Telefónica del Perú, revenues increased 9.0% to €1,097 million in 2010 compared to €1,006 million in 2009 (a decrease of 2.6% in local currency), despite the 6.9% growth in revenues from the Internet, TV and content businesses and the 3.4% increase in data/IT business revenues. These increases were not sufficient to offset the 9.1% decrease in traditional business revenues, stemming from the virtual mobile business, the application of the productivity factor, a reduction in the fixed to mobile tariff and a cut in the fixed network termination charge in 2009.

•
Telefónica Latin America’s revenues from Colombia increased 20.5% to €1,529 million in 2010 from 1,269 million euros in 2009 (an increase of 1.3% in local currency). This evolution is the consequence of a highly competitive environment both in mobile and fixed telephony. With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues increased 27.4% to €872 million in 2010 from €685 million in 2009 (an increase of 7.1% in local currency). Service revenues increased 5.7% in 2010 in local currency. With respect to Colombia Telecomunicaciones S.A. ESP, Telefónica Latin America’s fixed line telephony business in Colombia, revenues increased 14.0% to €700 million in 2010 from €615 million in 2009 (a decrease of 4.2 % in local currency) primarily due to the lower revenues from traditional fixed telephony services stemming from lower accesses and a decrease in traffic, which was partially offset by broadband and pay TV revenues.

Expenses

Telefónica Latin America’s total expenses increased 18.4% in 2010 to €17,148 million from €14,486 million in 2009 (an increase of 13.1% excluding foreign exchange-rate effects and the effects of Venezuela being considered a hyperinflationary economy). This increase was primarily attributable to the consolidation of the additional 50% of Vivo and the result of recognizing restructuring costs of €410 million, which include the restructuring of the workforces of several companies (€159 million) and firm commitments related to the Telefónica Foundation’s social program (€120 million).

•
Supplies for Telefónica Latin America increased 9.9% to €6,801 million in 2010 from €6,188 million in 2009 (an increase of 6.8% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy), mainly due to higher interconnection costs and demand for handsets stemming from increased traffic and commercial activity.

•
Personnel expenses for Telefónica Latin America increased 34.7% to €2,411 million in 2010 from €1,789 million in 2009 (an increase of 28.8% excluding foreign exchange-rate effects and the effects of Venezuela being considered a hyperinflationary economy), principally due to higher inflation in certain countries and impacts related to restructuring of workforces, mainly in Argentina (€40 million), Brazil (€60 million), Peru (€23 million), Colombia (€10 million) and Chile (€12 million).

•
Other expenses for Telefónica Latin America increased 21.9% to €7,936 million in 2010 from €6,508 million in 2009 (an increase of 14.7% excluding foreign-exchange rate effects and the effects of Venezuela being considered a hyperinflationary economy), mainly due to the increase in external services costs stemming from increased commercial activity and the greater focus on the contract segment, resulting in a higher amount of commissions and contact center expenses and the increase in network and systems costs. Also contributing to these expenses are firm commitments related to the Telefónica Foundation’s social program.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, Telefónica Latin America’s OIBDA increased 50.7% to €13,782 million in 2010 from €9,143 million in 2009 (an increase of 49.7% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy). OIBDA is affected by the full consolidation of Vivo Participaçoes and the positive impact of remeasuring the previously held 50% investment in Vivo Participaçoes at its fair market value at the date of acquisition of 50% of the share capital of Brasilcel owned by Portugal Telecom (€3,797 million). By country (excluding foreign exchange-rate effects and the effects of Venezuela being considered a hyperinflationary economy), Brazil contributed most to OIBDA growth (36 percentage points), followed by Chile (27 percentage points) and Venezuela (26 percentage points).  In absolute terms, Brazil was the largest contributor to Telefónica Latin America’s OIBDA in 2010, accounting for 29.4% of the total, followed by Venezuela at 7.9%, Argentina at 7.9% and Chile at 7.9%.

Telefónica Latin America’s OIBDA in 2010 as a percentage of Telefónica Latin America’s revenues for the same period was 52.9%, 13.1 percentage points higher than in 2009.

•
Telefónica Latin America’s OIBDA in Brazil increased 29.8% to €4,074 million in 2010 from €3,139 million in 2009 (an increase of 9.6% in local currency), including the consolidation of the additional 50% of Vivo. This growth was due to increased data and outgoing prepaid revenues in the mobile business and higher new business revenues in the fixed business. This growth was also buoyed by cost savings on commercial expenses related to our mobile operations and lower bad debt allowance in connection with our fixed business.

•
Telefónica Latin America’s OIBDA in Venezuela decreased 40.2% to €1,087 million in 2010 from €1,818 million in 2009, mainly due to the devaluation of the Venezuelan Bolivar. In local currency and excluding the effects of Venezuela being considered a hyperinflationary economy, OIBDA increased 10.4%,  despite measures implemented to manage high inflation rates.

•
Telefónica Latin America’s OIBDA in Argentina increased 9.7% to €1,082 million in 2010 from €986 million in 2009 (an increase of 9.8% in local currency), due to strong performances in both mobile revenues (an increase of 20.6% in local currency) and fixed businesses revenues (an increase of 13.5% in local currency). In the fixed business, growth was due primarily to the bundling and the expansion of broadband services, while additional clients fueled the mobile business.

•
Telefónica Latin America’s OIBDA in Chile increased 43.2% to €1,092 million in 2010 from €763 million in 2009 (an increase of 24.5% in local currency).  Despite the effect of the large earthquake in Chile in the first quarter of the year, revenues grew in the fixed and mobile businesses, driven principally by broadband and mobile services.

•
Telefónica Latin America’s OIBDA in Mexico increased 10.5% to €623 million in 2010 from €564 million in 2009 (a drop of 1.7% in local currency), due to enhanced commercial focus on contract net adds and increasing prepaid revenues.

•
Telefónica Latin America’s OIBDA in Peru increased 14.0% to €812 million in 2010 from €712 million in 2009 (an increase of 1.8% in local currency) due to overall growth in revenues stemming principally from an enhanced focus on postpaid fees in the mobile business, broadband growth in both the fixed and mobile businesses and increased pay TV and public telephony activities.

•
Telefónica Latin America’s OIBDA in Colombia rose 22.1% to €484 million in 2010 from €397 million in 2009 (an improvement of 2.6% in local currency), primarily due to the growth in mobile business revenues (an increase of 7.1% in local currency) which offsetting the slight decrease in fixed business revenues (a decrease of 4.2% in local currency).

Depreciation and amortization

Telefónica Latin America’s depreciation and amortization increased 7.1% to €4,061 million in 2010 from €3,793 million in 2009 (a decrease of 4.0% excluding foreign exchange-rate effects and the effects of Venezuela being considered a hyperinflationary economy). Amortization included €84 million of amortization recognized related to assets assumed in the purchase price allocation of Vivo Participaçoes.

Operating income

As a result of the foregoing, Telefónica Latin America’s operating income increased 81.7% to €9,721 million in 2010 from €5,350 million in 2009 (an increase of 87.0% excluding foreign exchange-rate effects and the effects of Venezuela being considered a hyperinflationary economy).

Atento

Revenues

Atento’s revenues increased by 25.9 % to €1,663 million in 2010 from €1,321 million in 2009.  The increase in revenues was primarily driven by an increase in the activity of our customer base. In 2010, revenues were also boosted by a favorable foreign exchange-rate effect.

Expenses

Atento’s expenses increased 26.2 % to €1,475 million in 2010 from €1,169 million in 2009, primarily due to higher personnel expenses and leasing of capacity both on increased activity volumes, and foreign exchange-rate effect.

Operating income before depreciation and amortization

Atento’s OIBDA increased 23.3% to €190 million in 2010 from €154 million in 2009, due to higher business volume.

Operating income

Atento’s operating income increased 19.2 % to €145 million in 2010 from €122 million in 2009.

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

Supplies.  Supplies decreased 6.2% to €16,717 million in 2009 compared to €17,818 million in 2008.  Excluding foreign exchange rate effects and excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, supplies would have decreased 3.1% from 2008 to 2009.  This decrease is primarily due to lower interconnection costs associated with lower fixed-mobile traffic and the reduction of MTRs.

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

Net financial income (expense)

Net financial expense increased 18.2% to €3,307 million in 2009 compared to €2,797 million in 2008.  The average cost of net debt of the Group, which we measure as net financial expense divided by our average net debt, was 7.3% in 2009 compared to 5.95% in 2008.  The effects derived from the consideration of Venezuela as a hyperinflationary economy as described in “Item 5. Operating and Financial Review and Prospects—A. Operating

Results—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review—Classification of Venezuela as a hyperinflationary economy” resulted in an increase in net financial expense of €630 million in 2009.  Excluding such effects in 2009 and the negative exchange differences, our average cost of net debt in 2009 would have been 5.54% and net financial expense would have decreased 4.3% in 2009 compared to 2008 primarily as a result of:

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

	Year ended December 31,
	2008	2009	% Change
	(in millions of euros)
Revenues	57,946	56,731	(2.1)%
Telefónica Spain	20,838	19,703	(5.4)%
Telefónica Europe	14,309	13,533	(5.4)%
Telefónica Latin America	22,174	22,983	3.6%
Other companies & eliminations	625	512	(18.1)%

	Year ended December 31,
	2008	2009	% Change
	(in millions of euros)
Other income	1,865	1,645	(11.8)%
Telefónica Spain	348	497	42.8%
Telefónica Europe	395	234	(40.8)%
Telefónica Latin America	609	646	6.1%
Other companies & eliminations	513	268	(47.8)%
Expenses(1)	(36,892)	(35,773)	(3.0)%
Telefónica Spain	(10,901)	(10,443)	(4.2)%
Telefónica Europe	(10,524)	(9,857)	(6.3)%
Telefónica Latin America	(14,338)	(14,486)	1.0%
Other companies & eliminations	(1,129)	(987)	(12.6)%
Depreciation and amortization	(9,046)	(8,956)	(1.0)%
Telefónica Spain	(2,239)	(2,140)	(4.4)%
Telefónica Europe	(3,035)	(2,895)	(4.6)%
Telefónica Latin America	(3,645)	(3,793)	4.1%
Other companies & eliminations	(127)	(128)	0.8%
Operating income	13,873	13,647	(1.6)%
Telefónica Spain	8,046	7,617	(5.3)%
Telefónica Europe	1,145	1,015	(11.4)%
Telefónica Latin America	4,800	5,350	11.5%
Other companies & eliminations	(118)	(335)	—

(1)	Expenses as used in this table and in the below discussion include supplies expenses, personnel expenses and other expenses. It does not include depreciation and amortization.

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

•	Supplies decreased 6.0% to €2,786 million in 2009 from €2,962 million in 2008 mainly due to lower interconnection expenses as a result of lower fixed-to-mobile traffic usage and a reduction in MTRs.

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

•	Supplies decreased 8.9% to €2,430 million in 2009 from €2,667 million in 2008 due to decreases in interconnection and roaming expenses as result of lower traffic and to a reduction in MTRs.

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

Telefónica Europe

Revenues

Telefónica Europe’s revenues decreased 5.4% to €13,533 million in 2009 from €14,309 million in 2008.  Telefónica Europe’s 2009 revenue were negatively affected by lower MTRs, the adverse economic environment and the decline of the average pound sterling to euro exchange rate.

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

Other expenses for Telefónica Latin America in Brazil increased to €2,628 million in 2009 from €2,543 million in 2008 (an increase of 7.1% in local currency).  This increase in local currency was primarily driven by higher sales and commissions in the mobile business due to commercial activity and higher FISTEL (a regulatory tax linked to net adds of customers) costs due to customer base growth in Vivo.  Other expenses also increased in the fixed line business mainly due to higher contact center and maintenance expenses, primarily as a result of the action plan put in place in the second half of the year to deal with network quality problems.

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

Expenses

Atento’s expenses increased 4.4% to €1,169 million in 2009 from €1,120 million in 2008 primarily due to the increase in structural costs from the leasing of capacity and the increase of personnel expenses in many Latin American countries, where the majority of Atento’s employees are allocated.

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

	Year ended December 31,
	2008	2009	2010
IFRS	(in millions of euros)
Net cash from operating activities	16,366	16,148	16,672
Net cash used in investing activities	(9,101)	(9,300)	(15,861)
Net cash used in financing activities	(7,765)	(2,281)	(5,248)

Net cash from operating activities

 Net cash from operating activities increased 3.3% to €16,672 million in 2010 from €16,148 million in 2009, which in turn represented a decrease of 1.3% from €16,366 million in 2008.

In 2010, we had cash received from customers (€72,867 million) less cash paid to suppliers and employees (€67,358 million) totaling €21,306 million, 0.7% more than the €21,160 million generated in 2009.  This slight improvement is due to the growth of consolidated revenues, underpinned by our business diversification and high levels of commercial activity, especially in fixed and mobile broadband, which increased our customer base by 8.7% to 287.6 million accesses at December 31, 2010. This growth is being driven simultaneously by policies to strengthen customer loyalty and the bundling of voice, broadband and television services, which are critical to our strategy, and our commitment to improving quality, all within a highly competitive environment in the markets in which we operate.

In 2010, cash received from customers increased by 8.2% to €72,867 million in 2010 from €67,358 million in 2009.  Telefónica Latin America continues to enjoy accelerating growth stemming from its diversification and commercial efforts. Telefónica Europe has seen a sharp rise in revenues, while the businesses in Spain are generating operating cash flow thanks to commercial efforts and cost control.  Cash received from customers decreased by 2.5% to €67,358 million in 2009 from €69,060 million in 2008.  This decrease was in line with the decline in revenues.

In 2010 cash paid to suppliers and employees increased 11.6% to €51,561 million in 2010 from €46,198 million in 2009.  This increase was primarily attributable to a higher supply of handsets in Telefónica Latin America (partially offset by lower mobile termination expenses in Telefónica Spain and Telefónica Europe), and increased commercial efforts in the three regions.  Attempts to increase the efficiency of the cost structure contributed positively to the generation of operating cash flow.  Compared to 2009, 2010 cash paid to employees has remained consistent with changes in average headcount, which increased by 5.4% in 2010. Cash paid to suppliers and employees in 2009 decreased 4.8% to €46,198 million from €48,500 million in 2008.  This reduction was the result of the drive to contain expenses and to increase the efficiency of the cost structure.  In addition, cash paid to suppliers and employees in 2009 and 2008 was broadly in line with the evolution of the average headcount.

In 2010 payments for net interest and other finance expenses decreased 0.7% to €2,154 million in 2010 from €2,170 million in 2009.  This decrease was primarily attributable to the decline in the average interest rates applicable to our debt during the year, despite the increase in our financial debt during the year.  Payments for net interest and other finance expenses decreased by 25.0% to €2,170 million in 2009 from €2,894 million in 2008, due to the downward trends in average interest rates applicable to our debt during the year and the reduction in our financial debt outstanding during the prior periods.

Taxes paid in 2010 fell 11.1% to €2,616 million in 2010 from €2,942 million in 2009.  This decrease was primarily attributable to lower tax payments on accounts by Telefónica, S.A. in 2010 (€729 million).  Taxes paid in 2009 increased by 108.2% to €2,942 million from €1,413 million in 2008 due to the €1,297 million payment made by Telefónica, S.A. in 2009.

Net cash used in investing activities

Net cash used in investing activities increased 70.5% to €15,861 million in 2010 from €9,300 million in 2009, mainly due to payments on investments in companies, which amounted to €5,744 million, with the main investments being the acquisition of 50% of Brasilcel, for a total of €5,047 million (net of cash and cash equivalents), the acquisition of 22% of the share capital of DTS (€230 million) and the acquisitions in Europe of Jajah and HanseNet for €150 million and €207 million, respectively, net of cash and cash equivalents.  Payments on financial investments not included in cash equivalents amounted to €1,599 million in 2010. This includes payments of €638 million for the refinancing in connection with the acquisition of 100% of shares of HanseNet and the financing provided to Telco, for €600 million.

Net cash used in investing activities increased by 2.2% to €9,300 million in 2009 from €9,101 million in 2008, mainly due to the investment of certain short-term cash surpluses in higher yielding financial investments.

Payments on investment in property, plant and equipment and intangible assets increased 17.8% to €8,944 million in 2010 from €7,593 million in 2009.  This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, particularly the purchases of spectrum licenses in Mexico and Germany.  Payments on investment in property, plant and equipment and intangible assets decreased 3.8% in 2009 to €7,593 million from €7,889 million in 2008, driven by the decline in acquisitions of property, plant and equipment from 2008 to 2009.

Proceeds on disposals of companies amounted to €552 million in 2010 and primarily relate to divestments in Meditel for €380 million and in Manx Telecom Limited for €157 million (in the latter case, net of cash and cash equivalents).  Proceeds on disposals of companies, net of cash and cash equivalents disposed, amounted to €34 million in 2009 mainly due to the sale of Meditel for €20 million. In 2008, this figure amounted to €686 million, primarily due to the divestment of Sogecable for €648 million.

Net short-term financial investments included in cash flows from cash surpluses not included under cash equivalents in 2010 and 2009 amounted to €621 million and €548 million, respectively, while in 2008 divestements totaled €76 million.

Net cash used in financing activities

Net cash used in financing activities in 2010 increased by 130.1% to €5,248 million in 2010 from €2,281 million in 2009, mainly due to the higher dividend distributed by Telefónica, S.A. of €5,872 million (€4,557 million in 2009), the higher cash outflow due to redemption of bonds and debentures upon maturity, totaling €5,482 million (€1,949 million in 2009) and repayments of loans, credit facilities and promissory notes for €7,954 million (€5,494 million in 2009).  These increases were partially offset by proceeds on loans, borrowings and promissory notes of €9,189 million in 2010 (€2,330 million in 2009) and proceeds on issue of debentures and bonds of €6,131 million in 2010 (€8,617 million in 2009).

Net cash used in financing activities in 2009 decreased by 70.6% to €2,281 million from €7,765 million in 2008, mainly due to the increase of proceeds from the issuance of debentures and bonds in 2009 for aggregate proceeds of €8,617 million compared to aggregate proceeds of €1,317 million raised in 2008.

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

We have announced a capital expenditure target of around €9,000 million for 2011. This target was proposed based on constant 2010 exchange rates and excludes any effects if Venezuela should remain a hyperinflationary economy in 2011. This target also includes full consolidation of Vivo, HanseNet and Tuenti.  This target also excludes any spectrum licenses which we may acquire and investments in our Real Estate Efficiency Program in Spain, a multi-year program related to the optimization of our real estate assets and rented properties in Spain, particularly real estate commitments associated with the new Telefónica premises in Barcelona.  In 2011, we expect to continue investing mainly in our 3G and broadband networks to meet existing growth opportunities related to broadband, increased network traffic and the offering of new products and services utilizing new or evolving technologies.  By region, in Spain we expect to continue investing in broadband networks, mobile broadband and selective roll-out of fiber optics. In Latin America we expect to continue to invest in 3G and broadband (to increase the average speed) and roll out ultra broadband in selective locations. In Europe we expect to invest in 3G.  Nevertheless, we expect to continue to make investments in our mobile and fixed networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving technologies.  Our principal capital expenditures are described in “Item 4.Information on the Company.”  Our anticipated amounts of capital expenditures and investments in affiliates and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and investments in affiliates may be less than or exceed these amounts.  See “Cautionary Statement Regarding Forward-Looking Statements.”

We may also use funds to acquire new licenses or other operators or companies engaged in complementary or related businesses.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, our payment of dividends, shareholder remuneration and pre-retirement payment commitments and financial and real estate investments.  In 2010, with respect to these items, we had the following principal cash expenditures: €6,577 million in connection with financial and real estate net investments mainly explained by the acquisition of 50% of the capital stock of Brasilcel owned by Portugal Telecom and to a lesser extent the acquisition of the shares of HanseNet, (see “—Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review”), €5,872 million in connection with the payment of dividends on Telefónica S.A. shares, €883 million in connection with acquisition of Telefónica treasury shares and €834 million mainly in connection with commitments under pre-retirement plans.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt.  At December 31, 2010, we had gross financial debt of €61,100 million compared with €56,791 million at December 31, 2009.  For the amortization schedule of our consolidated gross financial debt at December 31, 2010 and a further description of financing activity in 2010, see “—Anticipated Sources of Liquidity” below.  Our net financial debt increased to €55,593 million at December 31, 2010 compared to €43,551 million at December 31, 2009 principally due to financial investments (see “Item 4.Information on the Company — History and Development of the Company — Financial Investments and Divestitures”), the purchases of additional spectrum licenses and, to a lesser extent, to the foreign exchange rate effect.  For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt.”

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

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2010, as stated in euro using the European Central Bank buying rate for euro on such date.  We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments.  In 2010, the average cost of net debt, which we measure as net financial expense divided by our average net debt, was 5.0%.  The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (€323 million classified as a current financial liability and €1,178 million as a non-current financial liability).  It does not include: (a) the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (€371 million classified as current financial assets and €2,566 million as non-current financial assets) and (b) the deferred payment for the acquisition of Brasilcel for €1,977 million (see “Item 4. Information on the Company – History and Development of the Company – Public Takeover Offers”).  For a further description of liquidity risk faced by us, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

	AMORTIZATION SCHEDULE FOR THE YEAR ENDED DECEMBER 31,
	2011	2012	2013	2014	2015	Subsequent	Total
	(in millions of euros)
Non-convertible euro and foreign currency debentures and bonds	4,029	1,933	5,399	5,100	3,809	15,723	35,993
Promissory notes and commercial paper	1,728	—	—	—	—	—	1,728
Other marketable debt securities	—	1,971	—	—	—	—	1,971
Loans and other payables (principal and interest accrued)	3,664	3,932	4,567	1,110	4,390	2,244	19,907
Derivative financial liabilities	323	195	93	109	226	555	1,501
Total (*)	9,744	8,031	10,059	6,319	8,425	18,522	61,100

(*)
Estimated future interest payments as of December 31, 2010 on our interest-bearing-debt (not included above) are as follows: €2,534 million in 2011, €2,323 million in 2012, €2,199 million in 2013, €1,815 million in 2014, €1,448 million in 2015, and €9,170 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2010.

During 2010, we obtained financing of approximately €15,800 million (excluding financing under short-term commercial paper programs), mainly in connection with pre-financing part of the 2011 debt maturities and financing the acquisition of the 50% capital stock of Brasilcel previously owned by Portugal Telecom.

In 2010, as a part of our refinancing plan to enhance our flexibility, primarily, we issued, through Telefónica Emisiones, S.A.U.: (i) five-year bonds in an aggregate principal amount of €1,400 million, with an annual interest rate of 3.406%, on March 24, 2010; (ii) three-year bonds in an aggregate principal amount of $1,200 million, with an annual interest rate of 2.582%, on April 26, 2010; (iii) five-year bonds in an aggregate principal amount of $900 million, with an annual interest rate of 3.729%, on April 26, 2010; (iv) ten-year bonds in an aggregate principal amount of $1,400 million, with an annual interest rate of 5.134%, on April 26, 2010; (v) seven-year bonds in an aggregate principal amount of €1,000 million, with an annual interest rate of 3.661%, on September 19, 2010; and (vi) 19-year bonds in an aggregate principal amount of £400 million, with an annual interest rate of 5.445%, on October 8, 2010.

In addition, in 2010, certain of our Latin American companies issued bonds with an aggregate principal amount equivalent to approximately €1,900 million, principally in connection with refinancing 2010 maturities, primarily: (a) Telefónica Finanzas México, S.A. de C.V. issued ten-year bonds in an aggregate principal amount of 2,000 million Mexican pesos and four-year bonds in an aggregate principal amount of 4,000 million Mexican pesos on July 19, 2010; and (b) Telefónica Móviles Chile, S.A. issued five-year bonds in an aggregate principal amount of $300 million on November 9, 2010.

On July 28, 2010, Telefónica, S.A. entered into a syndicated facility agreement with several domestic and international financial entities in an aggregate amount of up to €8,000 million. This facility agreement is divided into two tranches: the first is a three-year term loan facility, in an aggregate amount of up to €5,000 million; and the second is a five-year revolving credit facility, in an aggregate amount of up to €3,000 million.

During 2010, we have continued to be active under certain commercial paper programs (domestic and European) (with an outstanding balance of €1,654 million at December 31, 2010).

At December 31, 2010, we had unused committed credit lines of approximately €11,000 million, all of which bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate, or EURIBOR and the London Interbank Offered Rate, or LIBOR, 35% of which are scheduled to mature prior to December 31, 2011.

In 2011, through the date of this Annual Report, we issued: (i) six-year bonds in an aggregate principal amount of €1,200 million, with an annual interest rate of 4.750% on February 7, 2011, increasing up to an aggregate principal amount of €1,300 million, on March 21, 2011, (ii) five-year bonds in an aggregate principal amount of $1,250 million, with an annual interest rate of 3.992%, on February 16, 2011, and (iii) ten-year bonds in an aggregate principal amount of $1,500 million, with an annual interest rate of 5.462%, on February 16, 2011.

On March 29, 2011, Atento Inversiones y Teleservicios, S.A.U., and its wholly owned subsidiaries, Atento, N.V. and Atento Teleservicios España, S.A.U., entered into a four-year financing facility agreement with several financial entities in an aggregate amount of up to €235 million.

Our borrowing requirements are not significantly affected by seasonal trends.

Our ability to use external sources of financing will depend in large part on our credit ratings.  We believe that we are well-positioned to raise capital in financial markets.  However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt by any of Fitch, Moody’s, JCR and/or Standard & Poor’s may increase the cost of our future borrowing or may make it more difficult to access the public debt markets.  In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions, the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our acquisition policy, our ability to integrate acquisitions and our ability to refinance debt.

For a discussion of our liquidity and country risk management policy, see Note 16 to our Consolidated Financial Statements.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business.  At December 31, 2010, we had loans outstanding totaling €5,424 million (€5,975 million at December 31, 2009) to companies in the Telefónica Group (including subsidiaries located in Latin American countries).  These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals).

C.     Research and Development, Patents and Licenses, etc.

Telefónica is still firmly committed to technological innovation as a core means to generate sustainable competitive advantages, anticipate market trends and differentiate our products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

In this respect, we cannot rely solely on acquired technology to differentiate our products from those of our competitors and improve our market position. It is also important to encourage research and development initiatives in an effort to achieve our desired level of differentiation and foster other innovation activities.

The Group’s R&D policy is designed to:

•	develop new products and services in order to capture market share;

•	boost customer loyalty;

•	drive revenue growth;

•	enhance innovation management;

•	improve business practices; and

•	increase the quality of our infrastructure and services to improve customer service and reduce costs.

Telefónica is developing an open innovation model for the management of technological innovation to boost the dynamism and efficiency of our research and development activities and the development of commercial products and services.

Open innovation initiatives driving this model include the creation of a venture capital fund, collaborative agreements with technology partners and involvement in business collaboration forums. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, and encourages creating value from know-how acquired internally through the active commercialization, where appropriate, of such industrial and intellectual property.

In 2010, technological innovation projects were focused on profitable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of new markets and technological leadership.

Our technological innovation activities are a key part of Telefónica’s strategy to create value through opportunities presented by new technologies, such as mobile broadband and fiber optics.

In 2010, we undertook to promote greater access to information technology, new services focused on new Internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were undertaken based on our objective to quickly identify emerging technologies that could have a relevant impact on our businesses, and to test such technologies in new services, applications and platform prototypes.

A significant part of our R&D activities are carried out by Telefónica Investigación y Desarrollo S.A.U., or Telefónica I+D, a wholly-owned subsidiary, which focuses exclusively on providing solutions to our various lines of business.

Telefónica I+D’s research and development activities in 2010 focused on:

•	Natural peer to peer (“P2P”) communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video), offering an enhanced user experience on all connected devices.

•	Advanced solutions in emerging ITC businesses, such as remote healthcare monitoring and remote patient support or monitoring.

•	Machine to machine (“M2M”) service management associated with energy efficiency and mobility.

•	Cloud computing that makes use of web resources to publish, commercialize and distribute applications.

•
Analysis of how users employ communications technologies to identify service and business model opportunities (marketing campaigns, target marketing and tailor-made contextual services, reduced churn, cross selling).

•
Development of networks and services in a new global infrastructure converted to all business lines to reduce operating and maintenance costs, provide greater capacity for mobile data and video content, and shift from an object-based Internet to a people-based Internet.

In 2010, 38.2% of Telefónica I+D’s activity was performed for Telefónica in Spain, 27.1% for companies in Latin America, 21.1% for Telefónica, S.A. (primarily the Corporate Innovation Program, including medium to long-term projects between two or more business units), 10.5% for Telefónica Europe and the remaining 3.1% for other customers of Telefónica I+D.

At December 31, 2010, Telefónica I + D had 635 employees. During 2010, over 500 companies and 160 universities were involved in projects performed by Telefónica I+D as part of the aforementioned open innovation model. Many of these collaborative projects were partially financed by public programs designed to promote R&D implemented by various public bodies, such as the European Union, Spanish government and regional governments.

Research and development costs at Telefónica amounted to €797 million, €693 million and €668 million in 2010, 2009 and 2008, respectively; representing 1.3%, 1.2% and 1.2% of consolidated revenue in these three years, respectively. These figures were calculated using OECD guidelines. Using these guidelines and other international standards, there are R&D costs that, due to the length of projects and/or accounting classifications, are not included in their entirety in the consolidated statement of financial position.

Telefónica registered 74 patents in 2010, of which 43 were registered with the Spanish patent office and 31 with patent offices in the European Union, the United States and with other international patent offices.

D.    Trend Information

We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. Our operations in 25 countries, managed through regional organizations geared towards certain businesses units, enables us to leverage our strong local positioning, as well as the advantages afforded by our scale, two features that have been reinforced by the opportunities arising from our holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We can expect the regulatory landscape to continue changing in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, we may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors. The intensity of the competition may deepen, and could have an impact on tariff structures, consumption, market share and commercial activity, which could result in decreased in current and potential customers, revenues and profitability.

However, we are in a strong competitive position in most of the markets where we operate, enabling us to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, we seek to lead the industry by anticipating trends in the new digital environment.

We will continue transforming our operating model to increase our operational efficiency and capture the synergies arising from our integrated approach to businesses, processes and technologies and will maintain a regional approach to tackle this transformation more efficiently. At the same time, we will remain strongly committed to technological innovation as a key tool for achieving sustainable competitive advantages, anticipating market trends and differentiating our products. We continually seek to become the benchmark for efficiency and customer satisfaction by introducing new technologies and developing new products and business processes.

In Spain, we will continue to intensify our commercial commitment to offering quality services, increasing the effectiveness of our sales channels and further improving the quality and features of our networks to increase customer satisfaction through targeted commercial offerings that are responsive to customers’ needs. In this respect, we will continue to boost innovation to offer the best products and services, drive the mobile and fixed broadband growth and bundling services to provide the best integrated communications solutions on the market. Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes.

Furthermore the company is analyzing the adoption of certain measures in order to gain more operational flexibility. Among others, we are considering a series of initiatives such as linking salary revisions to productivity, together with potential outsourcing plans or restructuring programs that could affect a part of our workforce.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. This position was further enhanced in the fourth quarter through our acquisition of the stake held by Portugal Telecom in Brasilcel. This has put us in a much stronger position in one of the principal markets in the region: the Brazilian mobile market. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why we will continue to improve the capacity and coverage of our networks, adapting our distribution channel to enhance the quality of our offer both in voice and data in order to keep and attract high-value customers. With regard to the fixed telephony business, we will encourage the increase of broadband speed and extend the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In Europe, customers will remain at the center of our strategy and management priorities in the region. With the objective of offering our customers the best value, we will boost the mobile and fixed broadband services, adding new products and services. In such a competitive market, we will dedicate our efforts to reinforcing our market position. Another objective in coming years is to improve operating efficiency, pursuant to which we will roll out several local and regional initiatives.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

E.     Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future.  These commitments are not included in our consolidated statement of financial position at December 31, 2010 although they are described in the notes to our Consolidated Financial Statements.  For additional detail on our off-balance sheet commitments, see Note 21(b) to our Consolidated Financial Statements.

F.     Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future.  The amounts payable (including accrued interest payments) are as of December 31, 2010.  For additional information, see our Consolidated Financial Statements included elsewhere herein.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(in millions of euros)
Financial liabilities (1)(2)	61,100	9,744	18,090	14,744	18,522
Operating lease obligations (3)	8,842	1,327	2,281	1,734	3,500
Purchase obligations (4)	4,413	1,752	995	582	1,084
Other liabilities (5)	4,627	2,736	1,891	—	—
Total	78,982	15,559	23,257	17,060	23,106

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)
This item includes the fair value of those derivatives classified as current financial liabilities (negative mark-to-market) under IFRS (€323 million).  Future interest payments as of December 31, 2010 on our interest-bearing-debt (not included above) are as follows: €2,534 million in 2011, €2,323 million in 2012, €2,119 million in 2013, €1,815 million in 2014, €1,448 million in 2015 and €9,170 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2010.  It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (€371 million classified as current financial assets and €2,566 million as non-current financial assets).  For a more detailed description of our financial derivative transactions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 16 to our Consolidated Financial Statements.  For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated sources of Liquidity”).

(3)
Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country.  Accordingly, we have included only those amounts that represent the initial contract period.

(4)	This item includes definitive payments due for agreements to purchase goods (such as network equipment) and services.

(5)
“Other liabilities” include: (a) long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above (b) other provisions and (c) the deferred payment for the acquisition of Brasilcel for €1,977 million (see “Item 4. Information on the Company – History and Development of the Company – Public Takeover Offers”).  Because of the nature of the risks covered by “Other liabilities” such as other provisions, it is not possible to determine a reliable schedule of potential payments, if any.  For details of the composition of other provisions, see Note 15 to our Consolidated Financial Statements.

In addition, at December 31, 2010, we have short and long term employee benefits provisions amounting to €916 million and €2,974 million, respectively.

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6.   Directors, Senior Management and Employees

A.    Directors and Senior Management

During 2010, our Board of Directors met 14 times.  At April 29, 2011 our Board of Directors had met 5 times during 2011.  At April 29, 2011, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:
Name	Age	First Appointed	Current Term Ends
Chairman
Mr. César Alierta Izuel(1)	65	1997	2012
Vice-chairmen
Mr. Isidro Fainé Casas(1)(2)	68	1994	2011
Mr. Vitalino Manuel Nafría Aznar(3)(4)(5)(6)(7)	60	2005	2011
Members (vocales)
Mr. Julio Linares López(1)(8)	65	2005	2011
Mr. José María Abril Pérez (1)(3)(5)	59	2007	2013
Mr. José Fernando de Almansa Moreno-Barreda(5)(6)(9)	62	2003	2013
Mr. Jose María Álvarez –Pallete López	47	2006	2012
Mr. David Arculus (5)(6)	64	2006	2011
Ms. Eva Castillo Sanz (6)(9)(11)	48	2008	2013
Mr. Carlos Colomer Casellas(1)(8)(10)(11)	67	2001	2011
Mr. Peter Erskine(1)(8)(9)(10)	59	2006	2011
Mr. Alfonso Ferrari Herrero (1)(4)(5)(6)(7)(9)(10)(11)	69	2001	2011
Mr. Luiz Fernando Furlán(5)	64	2008	2013
Mr. Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(7)(9)(10)(11)	65	2002	2012
Mr. Pablo Isla Álvarez de Tejera(6)(7)(8)(10)(11)	47	2002	2012

Mr. Antonio Massanell Lavilla(2)(4)(7)(8)(11)	56	1995	2011
Mr. Francisco Javier de Paz Mancho (1)(5)(6)(7)	52	2007	2013

(1)	Member of the Executive Commission of the Board of Directors.
(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona (“La Caixa”).
(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).
(4)	Member of the Audit and Control Committee of the Board of Directors.
(5)	Member of the International Affairs Committee.
(6)	Member of the Regulation Committee.
(7)	Member of the Human Resources and Corporate Reputation and Responsibility Committee.
(8)	Member of the Innovation Committee.
(9)	Member of the Strategy Committee.
(10)	Member of the Nominating, Compensation and Corporate Governance Committee.
(11)	Member of the Service Quality and Customer Service Committee.

Board Committees

At April 29, 2011, the committees of our Board of Directors and members thereof are as follows:

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

•
to propose to our Board of Directors to submit to our general meeting of shareholders the appointment of our auditors referred to in Article 264 of the Spanish Corporation Law, as well as, when appropriate, the terms of their engagement, scope of professional assignment and revocation or non-renewal of their appointment;

•	to supervise the internal audit services;

•	to supervise the process of gathering financial information and the internal control systems; and

•
to maintain the necessary relations with the auditors to receive information on all matters that may put their independence at risk, and any other matters related to the process of auditing our accounts, as well as to receive information and maintain communication with our auditors as required by laws relating to the audit process and with respect to technical regulations on auditing.

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary.  During 2010, the Audit and Control Committee met 10 times and, as of the date of this Annual Report, had met

4 times in 2011.  The members of the Audit and Control Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Antonio Massanell Lavilla, Mr. Alfonso Ferrari Herrero and Mr. Vitalino Manuel Nafría Aznar.

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

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera.  During 2010, the Nominating, Compensation and Corporate Governance Committee met 8 times, and as of the date of this Annual Report, had met 4 times in 2011.

Human Resources and Corporate Reputation and Responsibility Committee

The Human Resources and Corporate Reputation and Responsibility Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation, responsibility and the promotion of our values within the Telefónica Group.  The Human Resources and Corporate Reputation and Responsibility Committee met 5 times during 2010 and as of the date of this Annual Report had met 1  in 2011.  The members of the Human Resources and Corporate Reputation and Responsibility Committee are Mr. Francisco Javier de Paz Mancho (chairman), Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Pablo Isla Álvarez de Tejera, Mr. Antonio Massanell Lavilla and Mr. Vitalino Manuel Nafría Aznar.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us.  Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters.  The members of the Regulation Committee are Mr. Pablo Isla Álvarez de Tejera (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mr. David Arculus, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Vitalino Manuel Nafría Aznar and Mr. Francisco Javier de Paz Mancho.  During 2010, the Regulation Committee met 5 times, and as of the date of this Annual Report, had met 2 times in 2011.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide.  The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors.  The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera.  During 2010 the Service Quality and Customer Service Committee met 4 times, and as of the date of this Annual Report, had met once in 2011.

International Affairs Committee

The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors.  The International Affairs Committee pays close attention to events taking place in countries where we have operations and which may affect our competitive position, corporate image and financial results.  The International Affairs Committee also oversees our non-profit foundations in such countries.  The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. José María Abril Pérez, Mr. David Arculus, Mr. Alfonso Ferrari Herrero, Mr. Luiz Fernando Furlán, Mr. Gonzalo Hinojosa Fernández de Ángulo, Mr. Vitalino Manuel Nafría Aznar and Mr. Francisco Javier de Paz Mancho.  During 2010, the International Affairs Committee met 4 times, and as of the date of this Annual Report had met once in 2011.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation.  Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group.  The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. Pablo Isla Álvarez de Tejera, Mr. Antonio Massanell Lavilla, Mr. Peter Erskine and Mr. Julio Linares López.  During 2010, the Innovation Committee met 11 times, and as of the date of this Annual Report, had met 3 times in 2011.

Strategy Committee

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group.  The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero and Mr. Gonzalo Hinojosa Fernández de Angulo.  The Strategy Committee met 4 times during 2010, and as of the date of this Annual Report, had met 4 times in 2011.

Biographies of Directors

Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors.  Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985.  Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Instituto Español de Analistas Financieros).  Between 1996 and 2000, he was director and chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A. and of Iberia, S.A. On January 1997, Mr. Alierta was appointed as a director of Telefónica and on July 26, 2000, he was appointed as our Executive Chairman.  Mr. Alierta is director of Telecom Italia since November 8, 2007 and of China Unicom (Hong Kong) Limited since October 15, 2008, and of International Consolidated Airlines Group (IAG) since September 2010.  Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers, and Chairman of the Social Board of the UNED (National Long Distance Spanish University).

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors.  For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banco Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978).  Mr. Fainé is currently chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) of Criteria CaixaCorp, S.A. and of Confederación Española de Cajas de Ahorros; vice-chairman of Abertis Infraestructuras, S.A. and of Sociedad General de Aguas de Barcelona, S.A. (AGBAR); and second vice-chairman of Repsol YPF, S.A. He is also a member of the board of directors of Banco Portugués de Investimento, S.A. (BPI), Grupo Financiero Inbursa and a non-executive director of Bank of East Asia.  Mr. Fainé holds a doctorate degree in economics, a diploma in Alta Dirección (Senior Management) from IESE Business School (Instituto de Estudios Superiores de la Empresa) and an ISMP in business administration from Harvard University.  He is a member of the Real Academia de Ciencias Económicas y Financieras.

Mr. Vitalino Manuel Nafría Aznar serves as Vice-Chairman of our Board of Directors.  In 1966 he joined Banco de Vizcaya, S.A. In 1983, Mr. Nafría Aznar was appointed general manager of Induban, S.A. (Banco de Financiación Industrial) in Bilbao.  In 1988 he worked as regional manager for Aragón, Navarra y Rioja at Banco Bilbao Vizcaya (BBV).  In 1990, he was appointed business manager of BBV. In 1994, he held a senior position at the Territorial Direction in País Vasco. In April 1998, he was appointed director of the board of directors and general manager of BBV in Mexico.  In July 2000, he was appointed chief executive officer and director of the board of directors of Grupo Financiero BBVA Bancomer.  In December 2001, he was appointed member of the executive committee of BBVA and in January 2003 he became general manager of BBVA America.  Since January 2005 he has been the Retail Banking Manager in Spain and Portugal for BBVA.  He is now in retirement.  Since February 2009, he is chairman of the board of directors of Metrovacesa, S.A. He is also substitute director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A.

Mr. Julio Linares López serves as a director of our Board of Directors and as our Chief Operating Officer since December 19, 2007.  In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department in 1984.  In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo, S.A. In December 1994, he became deputy general manager of the Marketing and Services Development department in the commercial area and subsequently, deputy general manager for Corporate Marketing.  In July 1997, he was appointed chief executive officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemáticas, S.A. In May 1998 he was appointed General Manager of Strategy and Technology in Telefónica, S.A. In January 2000, he was appointed executive chairman of Telefónica de España, S.A., a position which he held until December 2005, when he was appointed our managing director for Coordination, Business Development and Synergies.  He is currently member of the board of directors and of the executive committee of Telecom Italia and member of the Social Council of the Complutense University of Madrid.  Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

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

Mr. José Fernando de Almansa Moreno-Barreda serves as a director of our Board of Directors.  In December 1974 he joined the Spanish Diplomatic Corps (Cuerpo Diplomático) and served from 1976 to 1992 as Secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, Chief Director for Eastern European Affairs, Director of Atlantic Affairs in the Spanish Foreign Affairs Ministry, Counselor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counselor of the Spanish Embassy in the Soviet Union, General Secretary of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry.  From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently personal advisor to His Majesty the King.  He is also a substitute director of Grupo Financiero BBVA Bancomer , S.A. de C.V. and of BBVA Bacomer, S.A..  He holds a law degree from the University of Deusto (Bilbao, Spain).

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

Sir David Arculus serves as a director of our Board of Directors.  From 1998 to 2004, he was chairman of Severn Trent Plc. and from 1998 to 2001 he was chairman of IPC Group Ltd.  From 2004 to January 2006, he served as chairman of O2, Plc. (now Telefónica Europe, Plc.).  Sir David Arculus  is currently a member of the board of directors of Pearson, Plc.  He is also chairman of Numis, Plc. and of Aldermore Bank, Plc.  In 1972 he received an MBA from the London Business School.  In 1968, he received his master’s degree in engineering and economics from Oriel College, Oxford, and in 2003 he received a degree Honoris Causa from the University of Central England.

Ms. Eva Castillo Sanz serves as a director of our Board of Directors.  Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years.  After that, she worked for another five years for Goldman Sachs International in London in the International Equities department.  In 1997 Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal.  In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became chief executive officer of Merrill Lynch Capital Markets Spain.  After that, Ms. Castillo was appointed chief operating officer for EMEA Equity Markets.  In October 2003 she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain.  Until December 2009, she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business.  She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees.  Ms. Castillo holds degrees in business, economics and law (ICADE – E3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a director of our Board of Directors.  Mr. Colomer began his career in 1970 as marketing vice-chairman of Henry Colomer, S.A. In 1980, he was appointed chairman and general manager of Henry Colomer, S.A. and Haugron Cientifical, S.A. In 1986, he was also appointed president of Revlon for Europe.  In 1989, he became chairman of Revlon International and in 1990, he was appointed executive vice-president and chief operating officer of Revlon Inc. in New York. In 2000, he was appointed chairman and chief executive officer of The Colomer Group.  Mr. Colomer is chairman of The Colomer Group.  He is also chairman of Ahorro Bursátil, S.A. SICAV and Inversiones Mobiliarias Urquiola, S.A. SICAV.  Mr. Colomer has a degree in economics from the University of Barcelona and an MBA from IESE Business School (Instituto de Estudios Superiores de la Empresa).

Mr. Peter Erskine serves as a director of our Board of Directors.  He began his career in the field of marketing and trade mark management in Polycell and in Colgate Palmolive.  He worked for several years at the Mars Group, serving as vice-chairman for Europe of Mars Electronics.  In 1990 he was appointed vice-president of Marketing and Sales of Unitel.  From 1993 to 1998, he held a number of senior positions, including director of British Telecom  (BT) Mobile and president and chief executive officer of Concert.  In 1998 he became managing director of BT Cellnet.  Subsequently, in 2001 he became chief executive officer and a director of the board of directors of Telefónica O2 Europe, Plc (now Telefónica Europe, Plc.).  In 2006 he became executive chairman of Telefónica O2 Europe, Plc (until December 31, 2007 after which he became a non-executive Director) and from July 2006 until December 2007 he served as general manager of the business unit Telefónica Europe.  In 2008, he joined the Telecom Advisory Boards of Apax Partners and MacQuarie European Infrastructure Fund, and become a member of the Strategy Advisory Committee of Henley Management Centre.  In January 2009 he joined the Board of Ladbrokes Plc. as a non executive director, becoming chairman in May 2009.  Currently, he is also member of the advisory board of Henley Management Centre.  In 1973, he received a degree in psychology from Liverpool University.

Mr. Alfonso Ferrari Herrero serves as a director of our Board of Directors.  From 1968 to 1969 he was assistant to the financial manager of Hidroeléctrica del Cantábrico, S.A. From 1969 to 1985, he worked in Banco Urquijo, S.A. holding several positions as analyst, manager of Industrial Investments and as a representative in several subsidiaries of Banco Urquijo, S.A. in his capacity as member of the board of directors. From 1985 to 1996 he was a member of the board of directors and manager of Corporate Finance of Beta Capital Sociedad de Valores, S.A., of which Mr. Ferrari was a co-founder.  From 1996 until 2000 served as chairman and chief operating officer of Beta Capital, S.A. He has a doctorate in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid) and holds an MBA from Harvard University.

Mr. Luiz Fernando Furlán serves as a director of our Board of Directors.  Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Sadia, S.A., Embraco, S.A. (Brasmotor Group-Brazil) and Panamco (Pan American Beverages, Inc.  – USA).  He was also member of the consulting board of IBM in Latin America and of ABN Amro Bank in Brazil, as well as chairman of Brazilian Chicken Exporters Association (ABEF), Brazilian Association of Public Owned Companies (ABRASCA) and of Mercosur European Union Business Forum (MEBF).  He also was vice-president of São Paulo Entrepreneurs Association (FIESP).  From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.  Currently he is co-chairman of the board of directors of Brasil Foods, S.A. and of Amazonas Sustainability Foundation and member of the board of directors of Amil Participações S.A. and of AGCO Corporation, and member of the Advisory/Consultive Board of Panasonic (Japan) and McLarty & Associates (USA).  He holds a degree in chemical engineering from the Industrial Engineering Faculty of São Paulo and in business administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

Mr. Gonzalo Hinojosa Fernández de Angulo serves as a director of our Board of Directors.  He began his career in 1966 in Cortefiel, S.A. and served in several management positions since then.  From 1976 to 1985 Mr. Hinojosa was general manager of Cortefiel, S.A. and from 1985 until 2005 he served as chief executive officer of the company, a post which he combined with his appointment as chairman from 1998 until 2006.  From 1991 through 2002, he served as a director of Banco Central Hispano Americano, S.A. and as a director of Portland Valderribas, S.A. He has also served as a director of Altadis, S.A. and of  Dinamia Capital Privado, S.A., SCR.  Mr. Hinojosa has a degree in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid).

Mr. Pablo Isla Álvarez de Tejera serves as a director of our Board of Directors.  Mr. Isla began his career in 1989 as Government Attorney (Abogado del Estado), and he joined the Body of Government Attorneys that year, in the first position of the candidates, for the Spanish Ministry of Transportation, Tourism and Communications.  In 1991 he moved to the General Management of the Legal Services of the Spanish Government (Dirección General del Servicio Jurídico del Estado).  From 1992 to 1996, Mr. Isla served as general manager of the Legal Services Department of Banco Popular, S.A. In 1996, he was appointed general manager of the National Heritage Department of the Treasury Department of Spain (Ministerio de Economía y Hacienda).  He also served as General Secretary of Banco Popular Español, S.A. from 1998 to 2000.  In July 2000, Mr. Isla was appointed chairman of the board of Grupo Altadis and co-chairman of the company.  Since June 2005, Mr. Isla is the deputy chairman and chief executive officer of Inditex, S.A. Mr. Isla has a degree in law from the Universidad Complutense of Madrid.

Mr. Antonio Massanell Lavilla serves as a director of our Board of Directors.  In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), where he held several posts and in 1990, he was appointed assistant manager and secretary of the Steering Committee.  In the same year, he was appointed member of the board of directors of Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros.  Mr. Massanell is currently executive deputy general manager of la Caixa and a member of the boards of directors of e-la Caixa, S.A., Boursorama, S.A., Caixa Capital Risc, S.G.E.C.R., S.A., Mediterránea Beach & Golf Community, S.A. and Serveis Informátics “La Caixa,” S.A. He is also chairman of Port Aventura Entertainment, S.A. and Barcelona Digital

Centre Tecnológic (former Fundació Barcelona Digital).  Mr. Antonio Massanell Lavilla holds a degree in economics from the University of Barcelona.

Mr. Francisco Javier De Paz Mancho serves as a director of our Board of Directors.  From 1990 to 1993, he was General Secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE).  From 1993 to 1996, he served as general manager of Internal Trade of the Spanish Ministry of Tourism and Commerce.  From 1994 to 1996, he was chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was corporate strategy manager of the Panrico Donuts Group.  From 1998 to 2004, he served as director of Mutua de Accidentes de Zaragoza (MAZ) and of the Panrico Group.  From 2004 to 2006, he was director of Tunel de Cadí, S.A.C.  and from 2003 to 2004, he served as chairman of the Patronal Pan y Bollería Marca (COE).  From 2004 to 2007, he was chairman of the National Company MERCASA.  He has also been a member of the board of directors of Altadis, S.A., and of the Economic and Social Board and its permanent commission.  From July 2006, he has been a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras).  Mr. de Paz has a diploma in publicity and information and followed studies in law.  He followed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).

Executive Officers/Management Team

At April 29, 2011, our executive management team was composed of six general managers, in addition to our three executive officers who are also directors on our Board of Directors.
Name	Position	Appointed	Age
Mr. César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	65
Mr. Julio Linares López	Chief Operating Officer	2007	65
Mr. José María Álvarez –Pallete López	Chairman of Telefónica Latin America	2002	47
Mr. Guillermo Ansaldo Lutz	Chairman of Telefónica Spain	2007	49
Mr. Matthew Key	Chairman of Telefónica Europe	2007	48
Mr. Santiago Fernández Valbuena	General Manager of Strategy, Finance and Development	2002	53
Mr. Luis Abril Pérez	Technical General Secretary to the Chairman	2002	63
Mr. Calixto Ríos Pérez	General Manager of Internal Audit	2002	66
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and Secretary to the Board	2003	56

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

Mr. Matthew Key serves as Chairman of Telefónica Europe and is a member of the Executive Committee of Telefónica.  From 1984 until 1998 he held various positions of responsibility in Arthur Young, the Grand Metropolitan Plc (1988), Coca Cola & Schweppes Beverages Ltd (1993-1995), Kingfisher Plc and finally, from 1998 to 2002, Vodafone Plc.  From 2000 to 2002 he worked as non-executive director of Vodafone Egypt.  He has served as chairman and non-executive director of Tesco Mobile since 2003.  In February 2002, he was appointed chief financial officer of Telefónica O2 UK until December 2004.   In January 2005, he was appointed chief executive officer of Telefónica O2 UK. He was appointed chairman and chief executive of Telefónica Europe in January 2008. He holds a “first class” honours degree in economics from Birmingham University.

Mr. Santiago Fernández Valbuena serves as General Manager of Strategy, Finance and Development   and is a member of the Executive Committee of Telefónica.  He has served as our chief financial officer since July 2002.

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

Mr. Ramiro Sánchez de Lerín García-Ovies serves as our General Secretary and Secretary to our Board of Directors.  He is also a member of the Executive Committee He began his career in Arthur Andersen, first working for its audit department and later for its tax department.  In 1982, he became a Government Attorney (Abogado del Estado) and started working for the local tax authorities in Madrid (Delegación de Hacienda de Madrid).  Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry.  He has been general secretary and secretary of the Board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. He has also held teaching positions in Instituto Católico de Administración y Dirección de Empresas (ICADE), Instituto de Empresa and Escuela de Hacienda Pública.

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

Therefore, the compensation paid to our directors in their capacity as members of the Board of Directors, the Executive Commission and/or any of the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees.  In this respect, it was also agreed that executive directors would not receive the fixed amounts established for their directorships, but only receive corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

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

Total compensation paid to our directors for discharging their duties in 2010 amounted to €4,136,167 in fixed compensation and €321,250 in fees for attending advisory or control committee meetings.  It should also be noted that the compensation paid to our directors for serving as members on the boards of directors of other Telefónica Group companies amounted to €1,780,898.  In addition, the directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received additional aggregate compensation of €556,250 in 2010.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2010:

Board Members	Board of Directors	Executive Commission	Other Board Committees		Total
			Fixed payment	Attendance fees
			(in euros)

Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	26,250	332,250
Members
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	3,750	267,750
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	26,250	232,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	42,000	23,750	215,750
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	23,750	329,750
Mr. Peter Erskine	150,000	100,000	56,000	36,250	342,250
Mr. Alfonso Ferrari Herrero	150,000	100,000	106,167	48,750	404,917
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	51,250	399,250
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	18,750	252,750
Mr. Antonio Massanell Lavilla	150,000	—	70,000	31,250	251,250
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	16,250	322,250
Total	2,600,000	800,000	736,167	321,250	4,457,417

In addition, the breakdown of the total paid to executive directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

Item	2010
(in euros)
Salaries	6,356,975
Variable compensation	8,186,448
Compensation in kind(1)	117,290
Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, under the Pension Plan for Senior Executives, we made total contributions in 2010 on behalf of executive directors of €1,925,387.  The Pension Plan for Senior Executives is wholly funded by us.  This plan envisages annual defined contributions equivalent to specific percentages of the relevant executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each such executive as detailed in the plan.  See Note 21 to the Consolidated Financial Statements.

Our executive directors also receive compensation under the Performance Share Plan approved at the general shareholders’ meeting of June 21, 2006 and described in more detail below.  The maximum number of shares corresponding to the third, fourth and fifth and final phase of the Performance Share Plan will be granted on July 1, 2011 and July 1, 2012 and July 1, 2013 respectively, to each of our executive directors if all the terms established for such delivery are met as follows: for Mr. César Alierta Izuel, 148,818 in the third phase, 173,716 in the fourth phase and 170,897 shares in the fifth phase; for Mr. Julio Linares López, 101,466 in the third phase, 130,287 in the fourth phase and 128,173 shares in the fifth phase; and for Mr. José María Álvarez-Pallete López, 67,644 in the third phase, 78,962 in the fourth phase and 77,680 shares in the fifth phase.  With respect to the payout under the second phase of the Performance Share Plan in July 2010, the beneficiaries received, in accordance with the general terms and conditions of the Performance Share Plan, all the shares assigned to them as follows: to Mr. César Alierta Izuel, 116,239 shares; to Mr. Julio Linares López, 57,437 shares; and to Mr. José María Álvarez-Pallete López, 53,204 shares.  This maximum payout was made because our total shareholder return, or TSR (as defined in the Performance Share Plan) exceeded that of the relevant comparison group.  See Note 21 to the Consolidated Financial Statements.

Furthermore, at the June 23, 2009 General Shareholders’ Meeting of Telefónica, its shareholders approved the “Global Employee Share Plan,” a Telefónica share incentive plan for Group employees worldwide, including executives and executive directors of the company (see plan details provided in Note 20.c to the Consolidated Financial Statements). The three executive board members decided to participate in this plan, contributing the maximum: €100 a month, over 12 months. Therefore, as of the date of these consolidated financial statements, the three executive board members had acquired a total of 78 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the non-executive directors do not receive and did not receive in 2010 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to our share price.

In addition, we do not grant and did not grant in 2010 any advances, loans or credits to the directors, or to our top executives, in accordance with the requirements of the Sarbanes-Oxley Act.

Executive Officers and Senior Management

In 2010, our six executive officers (excluding those that are also Directors) were paid a total compensation package of €10,830,531 in the aggregate.

Contributions made on behalf of these six executives under the Pension Plan for Senior Executives mentioned above amounted to an aggregate amount of €926,004 in 2010.

In addition, the maximum number of shares corresponding to the third and fourth phases of the Performance Share Plan, described below, to be delivered to these senior executives as a group, if all the established terms are met, is 306,115 shares for the third phase, 394,779 shares for the fourth phase and 350,485 shares for the fifth phase.  Similarly, as explained above, these senior executives received a total of 251,681 shares in 2010 as a result of satisfaction of the TSR requirement for the second phase under the Performance Share Plan.

As of the date of the consolidated financial statements, the six directors forming part of the company’s senior management team had acquired a total of 152 shares under the Global Employee Share Plan.

Finally, executive officer contracts, including those of executive directors, generally include a severance clause entitling such executives to three years of salary plus another year based on the length of service with us.  The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.

Incentive Plans

In each of 2008, 2009 and 2010, the Telefónica Group had the following incentive payment plans linked to the share price of Telefónica, S.A. in effect.

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

The Performance Share Plan was initially intended to last seven years.  It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”).  At the start of each phase the number of shares to be awarded to Performance Share Plan beneficiaries is determined based on their success in meeting targets set.  The shares are delivered, assuming targets are met, at the End Date of each phase.  Each phase is independent from the others.  The first started on July 1, 2006 (with shares delivered on July 1, 2009, as described above) and the fifth phase began on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for us throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive.  Success is measured by comparing Total Share Return (“TSR”), which includes both the share price and dividends on our shares, with the TSRs of a basket of listed telecommunications companies that comprise the comparison group.  Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares.  The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting degree of success at the date in question.  This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the comparison group and 30% if Telefónica’s TSR is in line with the average.  The percentage rises on a linear basis for all points between these two benchmarks.  If the TSR is below average no shares are awarded.

The first phase of the Performance Share Plan ended June 30, 2009, with the following maximum number of shares allocated:
Phase	Number of shares	Unit value (euros)	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009

As of the expiration of the first phase of the Performance Share Plan in July 2009, a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery, at the option of the employee) were delivered to our directors in connection with the first phase.  The shares delivered were deducted from our treasury shares in 2009.

All the shares delivered under the first phase of the Performance Share Plan were hedged with a derivative instrument acquired in 2006.  The cost of this instrument was €46 million, which in unit terms is €6.43 per share.  At June 30, 2009, the bank with which the financial instrument was contracted delivered to us the shares contracted.  These were initially accounted for as treasury shares.

The end of the second phase of the Performance Share Plan was on June 30, 2010, which included the following maximum number of shares allocated:
Phase	Number of shares	Unit value (euros)	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

With the expiration of the second phase of the Performance Share Plan in July 2010 a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares prior to delivery, at the option of the employee) were delivered to our directors included in the second phase.  The shares delivered were deducted from our treasury shares in 2010.

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2010 is as follows:

Phase	Number of shares	Unit value (euros)	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012
5th phase July 1, 2010	5,025,657	9.08	June 30, 2013

The Performance Share Plan is equity-settled via the delivery of shares to the participants.  Accordingly, an expense of €38 million, €43 million and €42 million of employee benefits was recorded in 2008, 2009 and 2010, respectively, was made in equity.

To ensure that we had enough shares to meet our obligations at the end of the third phase initiated in 2008 (the third phase of the Performance Share Plan), we bought an instrument from a financial institution, the terms of which dictate that, at the end of the third phase, we will be delivered a total of 2,500,000 shares, a part of the shares necessary to settle the phase. This instrument is indexed to the success of the plan, i.e. an instrument that mirrors the features of the third phase of the Performance Share Plan. The cost of the financial instrument was €25 million, equivalent to €9.96 per option.  See Note 16 to our Consolidated Financial Statements.

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

Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the “Performance Cash Plan,” operating under the same conditions as the Performance Share Plan is targeted at employees of Telefónica Europe.  This plan entails delivery to Telefónica Europe executives of a specific number of theoretical options in Telefónica, S.A., which are cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the value of the theoretical options, established for each phase, of the shares at the delivery date.

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

The aggregate number of options assigned to the three phases outstanding at December 31, 2010 was 364,601 (412,869 at December 31, 2009).

The fair value at December 31, 2010 of the options delivered in each phase in force at that time was €16.97 per option.  This value is calculated by taking our share price and including the estimated TSR and is updated at each year end.

Telefónica, S.A. global share plan: “Global Employee Share Plan”

On June 23, 2009 our general shareholders’ meeting, our shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions (the “Global Employee Share Plan”). Under this Global Employee Share Plan, participants who meet the qualifying requirements are offered the opportunity to acquire Telefónica, S.A. shares, pursuant to which Telefónica assumes the obligation to give participants a certain number of Telefónica, S.A. shares free of charge.

The initial duration of the Global Employee Share Plan is intended to last two years. Employees subscribed to the Global Employee Share Plan can acquire Telefónica, S.A. shares through monthly installments of up to €100 (or the local currency equivalent), up to a maximum of €1,200 over a twelve-month period (the acquisition period). The delivery of shares will occur, where applicable, when the Global Employee Share Plan is consolidated, as of September 1, 2012, subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the two-year duration of the plan (the consolidation period), subject to certain special conditions related to departures.

•
The actual number of shares to be delivered at the end of the consolidation period will depend on the number of shares acquired and retained by each employee. Each employee who is a member of the plan, has remained a Group employee, and has retained the shares acquired for an additional twelve-month period after the acquisition date, will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

The acquisition period began in August 2010, and at December 31, 2010, 41,152 employees had participate in the plan. This plan will be settled via the delivery of shares to employees and accordingly, the offsetting entry to the related personnel expenses of €11 million recognized in 2010 was recorded in equity.

C.    Board Practices

Please see “—Directors and Senior Management” above.

D.    Employees

Employees and Labor Relations

The table below sets forth the average number of employees at the dates indicated for the Telefónica Group during 2008, 2009 and 2010 and each of the consolidated companies of the Group which comprise our different lines of business and other consolidated subsidiaries.

	2008		2009		2010
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,708	35,562	35,318	35,338	35,313	35,379
Telefónica Latin America	49,990	49,849	50,709	51,606	55,164	60,909
Telefónica Europe	28,828	28,888	28,249	27,023	26,517	25,968
Subsidiaries and other companies	137,249	142,736	140,875	143,459	152,053	162,850
Total	251,775	257,035	255,151	257,426	269,047	285,106

The number of employees shown in the table above corresponds to the consolidated companies.  It is also worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities included in the total numbers above, with an average of 141,036 in 2010 and 129,885 at December 31, 2009.

Of our total employees at December 31, 2010, approximately 51.5% were women (51.8% at December 31, 2009).

Employee Benefits

We have a pension plan for our employees in Spain.  Our contribution corresponds to 4.51% of an employee’s fixed salary (for those employees who joined Telefónica de España S.A.U. before June 30, 1992 the amount is 6.87%).  The obligatory minimum employee contribution is 2.21%.  This plan is fully funded.

As of December 31, 2010, 51,572 of our employees were members of the pension plan managed by our subsidiary Fonditel Entidad Gestora de Fondos y Pensiones, S.A. (52,912 employees as of December 31, 2009 and 54,819 at December 31, 2008).  The total amount contributed in 2010 by the different Telefónica Group companies was €99 million (€97 million and €98 million in 2009 and 2008 respectively).

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

E.     Share Ownership

At April 29, 2011, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of  6,757,174 shares, representing approximately 0.1480% of our capital stock.
Name	Percentage of Shares Beneficially Owned
Mr. César Alierta Izuel	0.0912%
Mr. Isidro Fainé Casas	0.0096%
Mr. Vitalino Manuel Nafría Aznar	0.0007%
Mr. Julio Linares López	0.0068%
Mr. José María Abril Pérez	0.0033%
Mr. José Fernando de Almansa Moreno-Barreda	0.0004%

Name	Percentage of Shares Beneficially Owned
Mr. Jose María Álvarez-Pallete López	0.0055%
Mr. David Arculus	0.0002%
Ms. Eva Castillo Sanz	0.0018%
Mr. Carlos Colomer Casellas(1)	0.0014%
Mr. Peter Erskine	0.0015%
Mr. Alfonso Ferrari Herrero	0.0129%
Mr. Luiz Fernando Furlán	0.0001%
Mr. Gonzalo Hinojosa Fernández de Angulo	0.0114%
Mr. Pablo Isla Alvarez de Tejera	0.0002%
Mr. Antonio Massanell Lavilla	0.0001%
Mr. Francisco Javier de Paz Mancho	0.0009%

(1)
On November 22, 2010, Mr. Carlos Colomer Casellas reported to the Securities Markets Commission (CNMV) the sale of 49,053 puts over Telefónica, S.A. shares, with an exercise price of 16.5€ (30,303 puts) and 16€ (18,750 puts) . These puts must be exercised on or before June 30, 2011 and settled in cash.

At April 29, 2011, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 1,020,288 of our shares, representing approximately 0.0223% of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at April 28, 2011.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at April 28, 2011.

Item 7.              Major Shareholders and Related Party Transactions

A.       Major Shareholders

General

At April 29, 2011, we had 4,563,996,485 shares outstanding, each having a nominal value of €1.00 per share.  All outstanding shares have the same rights.

At April 29, 2011, according to information provided to us or to the Spanish National Securities Commission, the CNMV, beneficial owners of 3% or more of our voting stock were as follows:
Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.(1)	286,574,224	6.28%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)(2)	230,469,182	5.05%
Blackrock, Inc.(3)	177,257,649	3.88%

(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A.’s 2010 as at December 31, 2010 for the 2010 Annual Report on Corporate Governance.
(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2010 for the 2010 Annual Report on Corporate Governance.  The 5.03% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

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

At December 31, 2010 approximately 163,944,981 of our shares were held in the form of ADSs by 880 holders of record, including Cede & Co., the nominee of the Depository Trust Company.  The number of ADSs outstanding was 54,648,327 at December 31, 2010 (163,944,981 taking into account the ADS-to-Share ratio effective January 21, 2011).

Ownership Limitations

There are no limitations with respect to the ownership of our assets or share capital except those related to assets derived from the application of the reciprocity principle.  Article 6 of the General Telecommunications Law, or the GTL, provides for the application of the reciprocity principle under existing international treaties or agreements signed and ratified by Spain.  The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the GTL.

B.    Related Party Transactions

During 2010 and through the date of this Annual Report, none of our directors and no member of our management team have been involved in any related party transactions with us.

Our Board of Directors’ Regulations grant the Board of Directors the exclusive power to authorize any transactions with major shareholders or with our directors.  Prior to authorizing any such transaction, our Board will receive an opinion from the Nominating, Compensation and Corporate Governance Committee addressing the fairness of the transaction to our shareholders and us.  Any of our directors that may have an interest in the proposed transaction must abstain from voting on the proposed transaction.

Two of our major shareholders are financial institutions.  We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2010, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Related Party Transactions with Significant Shareholders

The main transactions between Telefónica Group companies and our significant shareholders were the following:

Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries comprising its consolidated group “BBVA”:

•	Financing transactions arranged under market conditions, with approximately €682 million drawn down at December 31, 2010 (€531 million at December 31, 2009).

•	Time deposits under market conditions amounting to €260 million at December 31, 2010 (€878 million at December 31, 2009).

•	Derivative transactions arranged at market conditions, for a total nominal amount of approximately €11,197 million at December 31, 2010 (€7,824 million at December 31, 2009).

•	Guarantees granted by BBVA under market conditions for approximately €922 million at December 31, 2010 (€237 million at December 31, 2009).

•	Dividends and other benefits paid to BBVA in 2010 for €439 million (€287 million in 2009).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

Caja de Ahorros y Pensiones de Barcelona, “la Caixa,” and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately €305 million drawn down at December 31, 2010 (€643 million at December 31, 2009).

•	Time deposits under market conditions amounting to €118 million at December 31, 2010 (€1,293 million at December 31, 2009).

•	Derivative transactions entered into under market conditions, for a total nominal amount of approximately €800 million in 2010 (€800 million in 2009).

•	Dividends and other benefits paid to La Caixa in 2010 for €298 million (€260 million in 2009).

•	Guarantees granted by La Caixa under market conditions for approximately €47 million at December 31, 2010 (€17 million at December 31, 2009).

•	The telecommunications services rendered by Telefónica Group companies to La Caixa group companies, under market conditions.

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

At December 31, 2010, as recorded in our parent company accounts, we loaned a total of €5,424 million (€5,975 million at December 31, 2009) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €50,320 million (€45,280 million at December 31, 2009), of which €10,063 million (€10,767 million at December 31, 2009) was loaned to us by Telefónica Europe, B.V. and €29,424 million (€24,532 million at December 31, 2009) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, and €9,011 million (€8,915 million at December 31, 2009) was loaned to us by Telefónica Finanzas, S.A.U., our subsidiary in charge of financial support for Telefónica Group companies.

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2010, includes “Loans to Associates”  amounting  €647 million (€18 million at December 31, 2009).

C.    Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial position or solvency, regardless of the outcome.  We highlight the following unresolved legal proceedings or those underway in 2010:

Contentious proceeding in connection with the merger between Terra Networks, S.A. and Telefónica, S.A.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L.  and others) alleging breach of contract in respect of the terms and conditions set forth in the prospectus of the initial public offering of shares of Terra Networks, S.A. dated October 29, 1999.  This claim was rejected by a ruling issued on September 21, 2009, and the appellants ordered to pay court costs.  This ruling was appealed in June, 2010. Telefónica objected to the appeal on January 5, 2011.

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

Telefónica de España filed an appeal for judicial review of this decision.  On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling.  The State attorney filed an appeal before the Supreme Court on January 15, 2008, which Telefónica contested in July 2008.

On April 20, 2010, the Supreme Court issued a ruling upholding the decision of the National Appellate Court, overturning the TDC ruling that levied a €57 million fine on Telefónica de España, S.A.U.

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

Quam GmbH filed a new appeal before the Federal Supreme court for Administrative Cases, which court has now allowed Quam to proceed. Legal grounds for that appeal were submitted by Quam in September 2010.

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

The ECTA (European Competitive Telecommunications Association) has submitted an application dated November 4, 2010 to intervene in the ruling supporting the EU’s conclusions. Telefónica objected the intervention of ECTA on December 7, 2010.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

Brasilcel (Vivo) Group operators, together with other Brazilian wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de

Universalização de Serviços de Telecomunicações, or FUST for its initials in Portuguese), a fund to pay for the obligations to provide universal service, with retroactive application from 2000.  On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the appellants, preventing ANATEL’s decision from being applied.  On March 6, 2007, a ruling in favor of the mobile operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST calculation and rejecting the retroactive application of ANATEL’s decision.  ANATEL filed an appeal to overturn this decision with the Brasilia Regional Federal Court no.1.  This appeal is pending resolution.

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

Public civil procedure by the São Paulo government against Telesp for alleged repeated malfunctioning in the services provided by Telesp requesting compensation for damages to the customers affected.

In February 3, 2009, the Public Ministry of the State of São Paulo initiated proceedings against Telesp for alleged repeated malfunctioning in the telecommunication services provided by Telesp.  The proceedings sought compensation for damages to the customers affected.  A general claim was filed by the Public Ministry of the State of São Paulo suggesting an indemnification of 1,000 million Brazilian reais, calculated on the company’s revenue base over the last five years.  Telesp’s potential responsibility will only be known in the calculation and enforcement of the award by affected consumers.

This proceeding was suspended via resolution dated November 5, 2009, for a period of 90 days, to assess the proposed agreement being negotiated between the parties. As no agreement was reached, the suspension was lifted and the procedure remains in the courts. A judgment was issued on April 20, 2010, imposing payment of damages suffered by all consumers who proved to be eligible for the award. Telesp filed an appeal on May 5, 2010. The judgment was stayed pending appeal. It is not currently possible to evaluate the amount involved in this lawsuit.

Tax proceedings

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
Year ended December 31,	Cash dividends per share
(euro)
2010 (1)	1.40
2009	1.15
2008	1.00
2007	0.75
2006	0.60

(1)
A cash dividend of €0.65 per share was paid on November 8, 2010, charged against unrestricted reserves. In addition, our Board of Directors has approved the distribution of an interim dividend from 2011 net income, of a gross amount of €0.75 per share, which is to be paid on May 6, 2011.  With this dividend, we have completed our commitment to distribute a dividend of €1.40 per share.

Our Board of Directors will submit for approval at our Annual General Shareholders Meeting to be held in May 2011 the distribution of a dividend with a charge to unrestricted reserves and to be paid in the second half of 2011, of a gross amount of €0.77 per share.

Additionally, at our Eighth Investors’ Conference held on April 13 and 14, 2011, we confirmed our target for dividend distributions until 2012 in accordance with terms previously announced (a dividend increase up to €1.60 per share for 2011, and up to a minimum of €1.75 per share for 2012). We also announced a minimum annual shareholder remuneration target of €1.75 per share beyond 2012. The form of such remuneration (dividend, share buy-back or a combination of both) will be determined by us considering various circumstances and investors’ preferences at that time.

Payments of any future dividends will be dependent on our results of operations, liquidity and capital resources and market conditions at the time, all of which may be influenced by a variety of factors.  See “Cautionary Statement Regarding Forward-Looking Statements.”

Treasury shares and share buyback program

We held the following Telefónica, S.A. shares as treasury shares at the dates indicated:

	Number of shares	Acquisition price (euro per share)	Trading price(1) (euro per share)	Market value(2) (in millions of euros)	Percentage of our capital stock(3)
Treasury shares at December 31, 2010	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at December 31, 2009	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at December 31, 2008	125,561,011	16.68	15.85	1,990	2.66867%

(1)	Closing price of our shares on the Automated Quotation System of the Spanish stock exchange at the indicated dates.
(2)	Market value is calculated as trading price times number of shares held on treasury at the indicated dates.
(3)	Calculated using capital stock at each date.

These treasury shares are directly owned by Telefónica, S.A., except for 16,896 shares held by Telefónica Móviles Argentina, S.A.

The following transactions involving treasury shares were carried out in 2009 and 2010:

Number of shares
Treasury shares at December 31, 2010	55,204,942
Acquisitions	52,650,000
Performance Share Plan	(2,964,437)
Disposals	(810,151)
Treasury shares at December 31, 2009	6,329,530
Acquisitions	65,809,222
Share exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Performance Share Plan	(3,309,968)
Share cancellation	(141,000,000)
Treasury shares at December 31, 2008	125,561,011

The amount paid to acquire Telefónica, S.A. shares in 2010 was €897 million (€1,005 million in 2009).

At December 31, 2010, we held call options on 160 million Telefónica, S.A. shares.  At December 31, 2009, we held call options on 150 million Telefónica, S.A. shares.

Item 9.   The Offering and Listing

A.    Offer and Listing Details

General

Our ordinary shares, nominal value €1.00 each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.”  They are also listed on various foreign exchanges such as the London, Buenos Aires and Tokyo stock exchanges.  Our BDRs are listed on the São Paulo Stock Exchange.  Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share (in euros)		Per ADS (in dollars)(1)
	High	Low	High	Low
Year ended December 31, 2006	16.400	11.920	21.64	14.78
Year ended December 31, 2007	23.260	15.200	34.37	20.15
Year ended December 31, 2008	22.780	12.730	33.97	15.88
Year ended December 31, 2009	19.750	13.690	29.69	17.24
Year ended December 31, 2010	19.820	14.875	28.55	17.81
Quarter ended March 31, 2009	16.420	13.690	22.70	17.24
Quarter ended June 30, 2009	16.250	14.410	22.89	18.76
Quarter ended September 30, 2009	19.060	15.605	28.01	21.79
Quarter ended December 31, 2009	19.750	18.480	29.69	26.88
Quarter ended March 31, 2010	19.820	16.440	28.55	22.53
Quarter ended June 30, 2010	18.090	14.875	24.72	17.81
Quarter ended September 30, 2010	18.410	15.090	24.91	19.05
Quarter ended December 31, 2010	19.595	16.390	27.56	21.33
Quarter ended March 31, 2011	18.655	16.580	25.74	21.61
Month ended September 30, 2010	18.410	17.820	24.91	22.57
Month ended October 31, 2010	19.470	18.045	27.35	24.74
Month ended November 30, 2010	19.595	16.390	27.56	21.33
Month ended December 31, 2010	17.425	16.950	23.25	22.43
Month ended January 31, 2011	18.550	16.580	25.48	21.61
Month ended February 28, 2011	18.655	17.870	25.74	24.47
Month ended March 31, 2011	18.400	16.930	25.40	23.35
Month ended April 31, 2011 (through April 26, 2011)	18.230	17.490	26.36	25.06

Source: Madrid Stock Exchange Information and Bloomberg.

(1)	The closing prices prior to January 21, 2011 reflect the adjustment for the ratio change.

During 2010, each ADS represented the right to receive three ordinary shares. As of January 21, 2011, the ADS-to-Share Ratio was changed, so that each ADS now represents the right to receive one ordinary share.

On April 26, 2011, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €17.720 per share, equal to $25.774 at the Noon Buying Rate on April 22, 2011 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF.”  Citibank, N.A.  is the Depositary issuing ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the deposit agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as further amended as of June 23, 2000 and as of March 9, 2007 among Telefónica, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”).

At December 31, 2010, approximately 163,944,981 of our shares were held in the form of ADSs by 880 holders of record, including Cede & Co., the nominee of The Depository Trust Company.  The number of ADSs outstanding was 54,648,327 at December 31, 2010 (163,944,981 taking into account the ADS-to-Share ratio effective January 21, 2011).

Spanish Securities Market Legislation

The Spanish Securities Markets Act (Ley del Mercado de Valores, or the LMV), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision.  This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

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

Automated Quotation System

The Automated Quotation System links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges.  The principal features of the system are the computerized matching of buy and sell orders at the time of entry of the order.  Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed.  The activity of the market can be continuously monitored by investors and brokers.  The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the local exchanges.  All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange.  Beginning January 1, 2000, Spanish banks were allowed to become members of Spanish stock exchange and, therefore, can trade through the Automated Quotation System.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction. The regime concerning opening prices was changed by an internal rule issued by the Sociedad de Bolsas. Pursuant to such rule, each stock in the continuous market is assigned a static and a dynamic range within which its price can fluctuate. The price of a stock may rise or fall within its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for 5 minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall within its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is fixed and published once a month and is calculated according to the stock’s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range, a five minute auction is triggered. Between 5:30 p.m. and 5:35 p.m. a closing price is established for each security through an auction system similar to the one held for the pre-opening early in the morning.

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

Interested Transactions

When a director or persons related to him or her has an interest in a transaction with us or with any of the companies of our Group, such transaction (if unrelated to the ordinary course of our business or if not performed on an arm’s length basis) must be presented to the Nominating, Compensation and Corporate Governance Committee.  Such committee shall assess the transaction from the point of view of equal treatment of shareholders and the arm’s length basis of the transaction.  The performance of such transactions requires the authorization of our Board of Directors, after the favorable report of the committee.  The interested director must refrain from participating in votes that affect such transaction.

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Conthe Code published in May 2006, which contains corporate governance and shareholder disclosure recommendations.  It combines and substitutes the former Spanish Corporate Governance Codes: the Olivencia Code of Good Governance and the Aldama Report.  Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites.  We base our corporate governance procedures on the recommendations of the Conthe Code.  As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board committee’s purpose and responsibilities.  Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights.  The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees.  For a more detailed description regarding our corporate governance practices see “Item 16G.  Corporate Governance.”

Description of Our Capital Stock

Description of share capital

At April, 28, 2011, our issued share capital consisted of 4,563,996,485 ordinary registered shares with a nominal value of €1.00 each.

Our shareholders have delegated to the Board of Directors the authority to issue up to 2,460,565,198 new shares.  The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Law.  The Board’s authorization to issue new shares expires on June 21, 2011.

Meetings and voting rights

We hold our ordinary general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors.  Extraordinary general shareholders’ meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing 5% of our paid-in share capital.  We publish notices of all ordinary and extraordinary general shareholders’ meetings in the Official Gazette of the Commercial Registry, in our web site and in at least one newspaper in Madrid at least one month before the relevant meeting.

Each share of Telefónica, S.A. entitles the holder to one vote. However, only registered holders of shares representing a nominal value of at least €300 (which currently equals at least 300 shares) are entitled to attend a general shareholders’ meeting. Holders of shares representing a nominal value of less than €300 (less than 300 shares), may aggregate their shares by proxy and select a representative that is a shareholder to attend a general shareholders’ meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting. However, under our bylaws, no shareholder may vote a number of shares exceeding 10% of our total outstanding voting capital. This restriction will, however, be removed from our bylaws, because, according to the new Spanish Corporation Law, any restriction on voting rights will lose its effect beginning July 1, 2011.

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

Shareholders representing, in person or by proxy, at least 50% of our subscribed voting capital constitute a quorum on a first call for shareholders’ meetings at which shareholders will be voting on any of the following actions:

•	issuance of bonds;

•	increase or reduction of share capital;

•	any other amendment of our bylaws;

•	merger, split or spin-off of Telefónica;

•
withdrawal or restriction of the right of pre-emptive subscription to new shares, the transfer of the business as a going concern, the transformation of the company, or the removal of a registered office abroad.

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

C.       Material Contracts

Material Contracts Related to Our Investment in Telecom Italia

On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”), made up of Assicurazioni Generali S.p.A.  (“Generali”), Sintonia S.A. (“Sintonia”), Intesa Sanpaolo S.p.A.  (“Intesa Sanpaolo”) and Mediobanca S.p.A.  (“Mediobanca”), entered into a co-investment agreement, or the Co-Investment Agreement, to establish the terms and conditions for our participation in what is now Telco.  Through Telco, on October 23, 2007, we and the Italian Investors purchased the entire share capital of Olimpia S.p.A., or Olimpia, which held approximately 18% of the ordinary share capital of Telecom Italia.  As of the date of this Annual Report, the Italian Investors hold a total of 53.8% of Telco’s share capital and we hold the remaining 46.2%.

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

On October 28, 2009 Sintonia requested, pursuant to the Shareholders Agreement, the non-proportional de-merger of Telco, with the withdrawal of its pro rata share of the assets and liabilities of Telco (comprised of

Telecom Italia shares held by Telco representing approximately 2.1% of Telecom Italia’s share capital).  The terms of Sintonia’s exit were approved on November 26, 2009, and the transaction closed on December 22, 2009.  Upon Sintonia’s exit, Telco’s interest in Telecom Italia was reduced to 22.45% of Telecom Italia’s share capital.  At the same time, our stake in Telco increased from 42.3% to 46.2%, thereby allowing us to maintain our indirect interest in Telecom Italia at 10.5% of Telecom Italia’s voting rights (7.2% of the dividend rights).

On October 28, 2009 Telco investors, other than Sintonia, entered into an agreement, or the Renewal Agreement, through which they agreed (i) not to request the non-proportional de-merger of Telco with the withdrawal of their corresponding share of Telecom Italia shares held by Telco at that time (as was previously done by Sintonia) and (ii) to extend and modify the Shareholders Agreement, which we refer to as the “Renewal Agreement,” for an additional term of three years until April 27, 2013 (effective as of April 28, 2010) substantially on the same terms and conditions, except to provide (a) that the right of Telco’s investors to request the non-proportional de-merger of Telco will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011.  On the same date and in connection with the Renewal Agreement, separately, we entered into an Amendment Deed to the Call Option Agreement with Telco (i) to extend the term of the Option Agreement to coincide with the expiration date of the Renewal Agreement and (ii) to exempt certain transactions regarding the Telecom Italia shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to the Renewal Agreement.

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

The strategic alliance agreement between the parties terminates on the third anniversary and automatically renews thereafter for one year terms, subject to either party’s right to terminate on six month’s notice.  Also, the strategic alliance agreement may be terminated by China Unicom if we sell our shares in China Unicom causing us to own less than 5% of the issued share capital of China Unicom or by us if China Unicom sells our shares and ceases to own at least 0.5% of our issued share capital.  In addition, the strategic alliance agreement is subject to termination in the event either party is in default and automatically terminates on a change in control of China Unicom.

On January 23, 2011, Telefónica and China Unicom entered into an extension to their already existing strategic alliance agreement (the “Enhanced Strategic Alliance Agreement”) in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party agreed to invest the equivalent of $500 million in ordinary shares of the other party toward the alliance.

Pursuant to the Enhanced Strategic Alliance Agreement, Telefónica will acquire, directly or through any of its subsidiaries, a number of China Unicom shares amounting to $500 million from third parties, within nine months of the date of the agreement.   On the other hand, China Unicom will acquire 21,827,499 Telefónica shares to be sold by Telefónica at an agreed value of €17.16 per share (the arithmetic average of the closing price of Telefónica shares as quoted on the Madrid Stock Exchange for the thirty consecutive trading days ending on January 14, 2011), which represents a total price of $500 million.

Since their strategic alliance agreement signed in September 2009, Telefónica and China Unicom have made significant progress in various areas of cooperation. In this respect, we believe that this new agreement will enhance this alliance and deepen cooperation between the two companies in the areas of procurement, mobile service platforms, service to MNCs, wholesale carriers, roaming technology/R&D, international business development, cooperation and sharing of best practices.

To the extent not prohibited under applicable laws and the by-laws of Telefónica, Telefónica irrevocably undertakes under the Enhanced Strategic Alliance Agreement to propose at its next general shareholders’ meeting the appointment of an individual designated by China Unicom as a new director of the Telefónica Board.

This commitment is subject to completion of China Unicom’s acquisition of Telefónica shares and to China Unicom’s holding, on the date of appointment of such nominee director, the requisite aggregate number of Telefónica shares pursuant to the Enhanced Strategic Alliance Agreement and the closing of the Subscription Agreement entered into by Telefónica and China Unicom on September 6, 2009.

Material Contract related to the acquisition of Vivo (PT)

On July 28, 2010, we signed an agreement with Portugal Telecom, for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel owned by Portugal Telecom. Brasilcel owned approximately 60% of the total share capital of Vivo Participaçoes, S.A.  (“Vivo Participaçoes”). The acquisition price of such capital stock was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010 and €1,000 million of which was paid on December 30, 2010, with the remaining €2,000 million due on October 31, 2011 (though Portugal Telecom may request that this final payment be made on July 29, 2011, in which case such final payment, and correspondingly, the total price of the acquisition, would be reduced  by €25 million). The agreement also provided for certain other commercial arrangements between Telefónica and Portugal Telecom which were subsequently rendered inapplicable. Upon closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to their joint venture in Brazil were terminated.

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

At December 31, 2010, we held 55,204,942 shares of treasury stock, representing 1.20957% of our capital stock.  At December 31, 2009, we held 6,329,530 shares of treasury stock, representing 0.13868% of our capital stock.  As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003.  For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”

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

At our annual general shareholders meeting held on June 2, 2010, our shareholders extended their prior authorization to the Board of Directors to acquire our shares for an additional 5 years from the date of such meeting.  The authorization also applies to companies under our control.  Pursuant to the authorization, the aggregate nominal value of our shares held by us or any of our subsidiaries cannot exceed the limit established by applicable laws (which is, as of the date of this Annual Report, 10% of our outstanding capital).

Other restrictions on acquisitions of shares

A person or group of persons that directly or indirectly exercises beneficial ownership or control of 3% or more of the voting rights, or which increases or decreases the number of shares which it owns or controls to an amount which equals or exceeds 3% 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% and 90% of such voting rights, must inform us and the CNMV of such ownership.

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

Dividends payable by us to non-residents of Spain ordinarily are subject to a Spanish withholding tax.  For the tax implications of dividends, see “—Taxation.”

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

Preemptive Rights and Increases of Share Capital

Pursuant to the Spanish Corporations Law, shareholders have preemptive rights to subscribe for any new shares and for bonds convertible into shares.  Such rights may not be available under special circumstances if waived by a resolution passed at a general meeting of shareholders in accordance with Article 308 of the Spanish Corporations Law, or the Board of Directors, if authorized (Article 506 of the Spanish Corporation Law).  Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration.  Such rights:

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

(b)      who is entitled to the benefits of the Treaty;

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

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary receipts.  Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders.  Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders of ADSs, each as described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Telefónica is not, and will not become, a passive foreign investment company (“PFIC”), as discussed below under “—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

U.S. Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.  In particular, U.S. Holders are urged to consult their own tax advisors concerning their eligibility for benefits under the Treaty.

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

Spanish wealth tax

Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year.  As of January 1, 2008 a 100% tax allowance has been approved by Law 4/2008 dated December 23, 2008, to any resident or non-resident taxpayer.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 19% tax rate on the fair market value of the shares as a capital gain.  If the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value added tax.  Additionally, no stamp tax will be levied on such transfers.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because Telefónica does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The amount of dividend income paid in euros that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed euros, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.  Gain or loss that a U.S. Holder realizes on a sale or other disposition of euros will be U.S.-source ordinary income or loss.  Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum rate of 15%.  Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Spanish income taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury.  Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability.  See “Spanish Tax Considerations—Taxation of dividends” above for a discussion of how to obtain the applicable treaty rate.  Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including the Spanish taxes) in computing its taxable income, subject to generally applicable limitations.  An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.  The limitations on foreign taxes eligible for credit are calculated separately with respect to specific classes of income.  The rules governing foreign tax credits are complex.  Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation upon sale or other disposition of shares or ADSs

A U.S. Holder will generally recognize U.S. source capital gain or loss on the sale or other disposition of shares or ADSs. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year.  The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition, as determined in U.S. dollars.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2010 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year.  If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of such share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS.  The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability.  The same treatment would apply to any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs.

In addition, if Telefónica were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of shares or ADSs.

F.    Dividends and Paying Agents

Not Applicable.

G.   Statements by Experts

Not Applicable.

H.   Documents on Display

Where You Can Find More Information

We file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC.  You may read and copy any of these reports at the SEC’s public reference room in Washington, D.C.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services.  Some of our SEC filings are also available at the website maintained by the SEC at “http://www.sec.gov.”

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF.”  You may inspect any periodic reports and other information filed with or furnished to the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

We have appointed Citibank, N.A. to act as Depositary for the Telefónica ADSs.  Citibank will, as provided in the Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of Telefónica.  Any record holder of Telefónica ADSs may read such reports and communications or summaries thereof at Citibank’s office located at 388 Greenwich Street, 14th Floor, New York, New York 10013.

I.    Subsidiary Information

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various financial market risks as a result of: (i) our ordinary business activity, (ii) debt incurred to finance our business, (iii) our investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting us are as follows:

a)	Exchange rate risk

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

b)	Interest rate risk

Interest rate risk arises primarily from changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

c)	Share price risk

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

We manage our exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by us.  We believe that these parameters are more appropriate to understanding our debt position.  Net debt and net financial debt take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities.  Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.  For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see “Item 5. Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt.”

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

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF.”

During 2010, each ADS represented the right to receive three ordinary shares of capital stock of €1.00 nominal value each, of Telefónica, S.A. Citibank, in its capacity as Depositary, effected a ratio change on the Telefónica, S.A.´s ADR program so that each ADS now represents the right to receive one ordinary share. The effective date of the ratio change was January 21, 2011. The Depositary issues ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

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

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc).  The Depositary has covered all such expenses incurred by us during 2010 for an amount of $1,658,579.  The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice estimated to total $125,000 for the year ended December 31, 2010.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2010.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on its assessment and those criteria, Telefónica management believes that, at December 31, 2010 Telefónica’s internal control over financial reporting is effective.

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

Item 16B.     Code of Ethics

In December 2006, we adopted a code of business conduct and ethics, the Telefónica Business Principles, which apply to all Telefónica Group employees.  In March 2008, we decided to modify such Business Principles in order to gather in them all components of the code of ethics definition in Section 406 of Sarbanes-Oxley Act, and consequently our code of ethics for senior officers was replaced by the Telefónica Business Principles. These Principles were further modified on October 8, 2010 in order to include a new principle of privacy and data protection. A copy of the Telefónica Business Principles is filed as an Exhibit to this Annual Report.  For more information, please see “Item 16G.  Corporate Governance—Code of Ethics.”

Item 16C.     Principal Accountant Fees and Services

The fees paid to the various member firms of the Ernst & Young international organization in 2009 and 2010, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to €24.07 million and €27.71 million, respectively.

The detail of these amounts is as follows:

	Year ended December 31,
	2009	2010
	(in millions of euros)
Audit services (1)	22.62	25.75
Audit-related services (2)	1.40	1.92
Tax services (3)	0.01	0.03
All other services (4)	0.04	0.01
Total Fees	24.07	27.71

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

(3)	Tax services: services included under this heading are related to the review of tax obligations.

(4)	All other services: services included under this heading relate to training.

Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of €1.17 million and €0.04 million corresponding to 50% of the fees of proportionally consolidated companies were included in 2009 and 2010, respectively.

Fees paid to other auditors in 2009 and 2010 amounted to €21.60 million and €28.10 million, respectively.

The details concerning these amounts follow:

	Year ended December 31,
	2009	2010
	(in millions of euros)
Audit services	0.86	0.75
Audit-related services	2.17	1.26
Tax services	3.95	7.29
All other services	14.62	18.80
Total Fees	21.60	28.10

Other auditor’s fees includes amounts in respect of fully and proportionately consolidated Telefónica Group companies.  In 2009 and 2010, such fees totaled €0.24 million and €0.02 million, respectively, corresponding to the inclusion of 50% of the fees relating to proportionally consolidated companies.

The amounts disclosed above for 2010 included the fees of Ernst & Young and other auditors in respect of 100% of the consolidated Vivo Group, as this was a controlled interest at year end. In 2009, 50% of these fees were included.

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

This Policy sets forth restrictions on engaging our external auditor for the performance of non-audit services, according to which the engagement of our external auditor for the provision of such services is only permitted when there is no other firm available to provide the needed services at a comparable cost and with a similar level of quality.  Moreover, this Policy prohibits the engagement of our external auditor for the provision of certain type of services that would be considered as “prohibited services.”

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2010 amounted to 55,204,942 (6,329,530 at December 31, 2009). These treasury shares are directly owned by Telefónica, S.A., except for 16,896 shares held by Telefónica Móviles Argentina, S.A.

	Year ended December 31, 2010
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euros)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)
January 1 to January 31	5,500,000	18.06	—
February 1 to February 28	18,250,000	16.83	—
March 1 to March 31	2,250,000	17.80	—
April 1 to April 30	9,150,000	17.56	—
May 1 to May 31	5,700,000	15.60	—
June 1 to June 30	2,250,000	15.17	—
July 1 to July 31	1,125,000	16.94	—
August 1 to August 31	2,475,000	17.37	—
September 1 to September 30	750,000	18.05	635,808
October 1 to October 31	0	0.00	—
November 1 to November 30	3,350,000	17.65	3,350,000
December 1 to December 31	1,850,000	17.23	1,850,000
Total	52,650,000	15.69	5,835,808

(1)
A maximum of 5,025,657 shares could be assigned for the fifth phase (Start Date: July 1, 2010) of the Performance Share Plan.  In addition, 810,151 shares have been assigned for the Global Employee Share Plan For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return”, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Share Price Risk.” and “Item 6. Directors, Senior Management and Employees—Incentive Plans.”

Item 16F.      Change in Registrant’s Certifying Accountant

During the years ended December 31, 2009 and 2010 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.  For each of the years ended December 31, 2009 and 2010, Ernst & Young S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Committees

We have had an Audit and Control Committee since 1997.  Our Audit and Control Committee is composed of four non-executive directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and are similar to those required by the New York Stock Exchange.  The Audit and Control Committee shall consist of not less than three nor more than five directors appointed by our Board of Directors.  All Committee members shall be external directors.  When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

We have had a Nominating, Compensation and Corporate Governance Committee since 1997, which is composed of five external directors.  The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and are very similar to those required by the NYSE.  The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five directors appointed by the Board of Directors.  All members of the Committee must be external directors and the majority thereof must be independent. The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent director, shall be appointed from among its members.

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

Non-Executive Director Meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors.  As a group, our non-executive directors do not meet formally without management present.  Nevertheless, every committee of the Board of Directors is composed exclusively of non-executive directors (other than the Innovation Committee, which includes Julio Linares, one of our executive directors), thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

Whistleblowing

We have procedures in place that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to Telefónica and its subsidiaries.

Code of Ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  In 2004 we adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applied to our principal executive officer, principal financial officer and to our senior financial officers.  In December 2006, we adopted a code of business conduct and ethics, the “Telefónica Business Principles,” which apply to all Telefónica Group employees.  On March 2008, we decided to modify such Business Principles in order to incorporate within them all components of the code of ethics definition in Section 406 of Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by such Business Principles. These Principles were further modified on October 8, 2010 in order to include a new principle of privacy and data protection.

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

Item 18.        Financial Statements

Please see pages F-1.1 through F-148.

Item 19.        Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)*
4.1	Shareholders’ Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.**
4.2	Co-investment Agreement dated as of April 28, 2007 among Telefónica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.**
4.3	Call Option Agreement, dated November 6, 2007, between Telefónica, S.A. and Telco***
4.4	Amendment to the Shareholders’ Agreement and Bylaws, dated November 19, 2007 among Telefónica S.A., Generali, Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.***
4.5
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A.  (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.  ****

4.6	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. ****
4.7	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited*****
4.8	Enhance Strategic Alliance Agreement dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited ******
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix V thereto)
11.1	Code of Ethics (“Telefónica Business Principles”)
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Miguel Escrig Meliá, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009

**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.

****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 23, 2009.

*****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.

******	Incorporated by reference to Telefónica’s Schedule 13D filed on February 8, 2011.

We agree to furnish to the SEC upon request, copies of the instruments defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFÓNICA, S.A.
By:	/s/ César Alienta Izuel
	Name:	César Alienta Izuel
	Title:	Chief Executive Officer

TELEFÓNICA, S.A.
By:	/s/ Miguel Escrig Meliá
	Name:	Miguel Escrig Meliá
	Title:	Chief Financial Officer

Date: April 29, 2011

TELEFÓNICA, S.A. AND SUBSIDIARIES

COMPOSING THE TELEFÓNICA GROUP

CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated April 29, 2011 expressed an unqualified opinion thereon.

Ernst & Young S.L.

/s/ José Luis Perelli Alonso

José Luis Perelli Alonso

Madrid, Spain
April 29, 2011

F-1.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain
April 29, 2011

F-1.2

TELEFÓNICA GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31

(MILLIONS OF EUROS)

ASSETS	NOTE	2010	2009

A) NON-CURRENT ASSETS		108,721	84,311

Intangible assets	(Note 6)	25,026	15,846
Goodwill	(Note 7)	29,582	19,566
Property, plant and equipment	(Note 8)	35,797	31,999
Investment properties		5	5
Investments in associates	(Note 9)	5,212	4,936
Non-current financial assets	(Note 13)	7,406	5,988
Deferred tax assets	(Note 17)	5,693	5,971

B) CURRENT ASSETS		21,054	23,830

Inventories		1,028	934
Trade and other receivables	(Note 11)	12,426	10,622
Current financial assets	(Note 13)	1,574	1,906
Tax receivables	(Note 17)	1,331	1,246
Cash and cash equivalents	(Note 13)	4,220	9,113
Non-current assets held for sale		475	9

TOTAL ASSETS (A + B)		129,775	108,141

EQUITY AND LIABILITIES	NOTE	2010	2009

A) EQUITY		31,684	24,274

Equity attributable to equity holders of the parent		24,452	21,734
Non-controlling interests	(Note 12)	7,232	2,540

B) NON-CURRENT LIABILITIES		64,599	56,931

Non-current interest-bearing debt	(Note 13)	51,356	47,607
Non-current trade and other payables	(Note 14)	2,304	1,249
Deferred tax liabilities	(Note 17)	6,074	3,082
Non-current provisions	(Note 15)	4,865	4,993

C) CURRENT LIABILITIES		33,492	26,936

Current interest-bearing debt	(Note 13)	9,744	9,184
Current trade and other payables	(Note 14)	19,251	14,023
Current tax payables	(Note 17)	2,822	2,766
Provisions	(Note 15)	1,675	963

TOTAL EQUITY AND LIABILITIES (A+B+C)		129,775	108,141

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of financial position.

TELEFÓNICA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2010	2009	2008

Revenue from operations	(Note 19)	60,737	56,731	57,946
Other income	(Note 19)	5,869	1,645	1,865
Supplies		(17,606)	(16,717)	(17,818)
Personnel expenses		(8,409)	(6,775)	(6,762)
Other expenses	(Note 19)	(14,814)	(12,281)	(12,312)
Depreciation and amortization	(Note 19)	(9,303)	(8,956)	(9,046)

OPERATING INCOME		16,474	13,647	13,873

Share of profit (loss) of associates	(Note 9)	76	47	(161)

Finance income		792	814	827
Exchange gains		3,508	3,085	6,189
Finance costs		(3,329)	(3,581)	(3,648)
Exchange losses		(3,620)	(3,625)	(6,165)

Net financial expense	(Note 16)	(2,649)	(3,307)	(2,797)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		13,901	10,387	10,915

Corporate income tax	(Note 17)	(3,829)	(2,450)	(3,089)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		10,072	7,937	7,826

Profit after tax from discontinued operations	(Note 18)	-	-	-

PROFIT FOR THE YEAR		10,072	7,937	7,826

Non-controlling interests	(Note 12)	95	(161)	(234)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		10,167	7,776	7,592

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	2.25	1.71	1.63
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	2.25	1.71	1.63

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated income statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Year ended December 31
(MILLIONS OF EUROS)	2010	2009	2008

Profit for the year	10,072	7,937	7,826

Other comprehensive income

(Losses) gains on measurement of available-for-sale investments	(61)	638	(1,167)
Reclassification of losses (gains) included in the income statement	202	(4)	(142)
Income tax impact	(57)	(105)	281
	84	529	(1,028)

(Losses) gains on hedges	(291)	(794)	1,302
Reclassification of losses (gains) included in the income statement	73	(77)	50
Income tax impact	62	262	(402)
	(156)	(609)	950

Translation differences	820	1,982	(4,051)

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans (Note 15)	(94)	(189)	(182)
Income tax impact	35	53	55
	(59)	(136)	(127)

Share of (loss) income recognized directly in equity of associates	(84)	233	(59)
Income tax impact	23	2	(13)
	(61)	235	(72)

Total other comprehensive income	628	2,001	(4,328)

Total comprehensive income recognized in the year	10,700	9,938	3,498

Attributable to:
Equity holders of the parent	10,409	9,418	3,612
Non-controlling interests	291	520	(114)
	10,700	9,938	3,498

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income

	Attributable to equity holders of the parent
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (MILLIONS OF EUROS)	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available-for-sale investments	Hedges	Equity of associates	Translation differences	Total	Non-controlling interests	Total equity
Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274
Profit for the year	-		-	-	-	10,167	-	-	-	-	10,167	(95)	10,072
Other comprehensive income (loss)	-	-	-	-	-	(55)	84	(156)	(61)	430	242	386	628
Total comprehensive income	-	-	-	-	-	10,112	84	(156)	(61)	430	10,409	291	10,700
Dividends paid (Note 12)	-	-	-	-	-	(5,872)		-	-	-	(5,872)	(440)	(6,312)
Net movement in treasury shares	-	-	-	-	(849)	-	-	-	-	-	(849)	-	(849)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	-	-	-	-	-	-	-	-	-	-	-	4,307	4,307
Other movements	-	-	-	(16)	-	(954)	-	-	-	-	(970)	534	(436)
Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562
Profit for the year	-	-	-	-	-	7,776	-	-	-	-	7,776	161	7,937
Other comprehensive income (loss)	-	-	-	-	-	(136)	527	(609)	235	1,625	1,642	359	2,001
Total comprehensive income						7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid (Note 12)	-	-	-	-	-	(4,557)	-	-	-	-	(4,557)	(295)	(4,852)
Hyperinflation restatement to 01/01/09 (Note 2)										613	613	-	613
Net movement in treasury shares	-	-	-	-	(656)	-	-	-	-	-	(656)	-	(656)
Acquisitions and disposals of non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(122)	(122)
Capital reduction (Note 12)	(141)	-	-	-	2,308	(2,167)	-	-	-	-	-	-	-
Other movements	-	-	-	(15)	-	(300)	-	-	-	-	(315)	106	(209)
Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855
Profit for the year	-	-	-	-	-	7,592	-	-	-	-	7,592	234	7,826
Other comprehensive income (loss)	-	-	-	-	-	(127)	(1,023)	950	(72)	(3,708)	(3,980)	(348)	(4,328)
Total comprehensive income						7,465	(1,023)	950	(72)	(3,708)	3,612	(114)	3,498
Dividends paid (Note 12)	-	-	-	-	-	(4,165)	-	-	-	-	(4,165)	(333)	(4,498)
Net movement in treasury shares	-	1,074	-	-	(3,151)	(232)	-	-	-	-	(2,309)	-	(2,309)
Acquisitions and disposals of non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(42)	(42)
Capital reduction (Note 12)	(68)	(1,136	-	-	1,204	-	-	-	-	-	-	-	-
Other movements	-	-	-	(8)	-	(24)	-	-	-	-	(32)	90	58
Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

TELEFÓNICA GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

	NOTE	2010	2009	2008
Cash flows from operating activities

Cash received from customers		72,867	67,358	69,060
Cash paid to suppliers and employees		(51,561)	(46,198)	(48,500)
Dividends received		136	100	113
Net interest and other financial expenses paid		(2,154)	(2,170)	(2,894)
Taxes paid		(2,616)	(2,942)	(1,413)

Net cash from operating activities	(Note 23)	16,672	16,148	16,366

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		315	242	276
Payments on investments in property, plant and equipment and intangible assets		(8,944)	(7,593)	(7,889)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		552	34	686
Payments on investments in companies, net of cash and cash equivalents acquired		(5,744)	(48)	(2,178)
Proceeds on financial investments not included under cash equivalents		173	6	31
Payments made on financial investments not included under cash equivalents		(1,599)	(1,411)	(114)
Interest (paid) received on cash surpluses not included under cash equivalents		(621)	(548)	76
Government grants received		7	18	11

Net cash used in investing activities	(Note 23)	(15,861)	(9,300)	(9,101)

Cash flows from financing activities

Dividends paid	(Note 12)	(6,249)	(4,838)	(4,440)
Transactions with equity holders		(883)	(947)	(2,241)
Proceeds on issue of debentures and bonds	(Note 13)	6,131	8,617	1,317
Proceeds on loans, borrowings and promissory notes		9,189	2,330	3,693
Cancellation of debentures and bonds	(Note 13)	(5,482)	(1,949)	(1,167)
Repayments of loans, borrowings and promissory notes		(7,954)	(5,494)	(4,927)

Net cash flow used in financing activities	(Note 23)	(5,248)	(2,281)	(7,765)

Effect of foreign exchange rate changes on collections and payments		(463)	269	(302)

Effect of changes in consolidation methods and other non-monetary effects		7	-	14

Net increase (decrease) in cash and cash equivalents during the period		(4,893)	4,836	(788)

CASH AND CASH EQUIVALENTS AT JANUARY 1		9,113	4,277	5,065

CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	4,220	9,113	4,277

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		9,113	4,277	5,065
Cash on hand and at banks		3,830	3,236	2,820
Other cash equivalents		5,283	1,041	2,245

BALANCE AT DECEMBER 31	(Note 13)	4,220	9,113	4,277
Cash on hand and at banks		3,226	3,830	3,236
Other cash equivalents		994	5,283	1,041

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of cash flow

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2010

(1)	BACKGROUND AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or "the Group”) operating mainly in the telecommunications, media and contact center industries.

The parent company of this Group is Telefónica, S.A. (also “Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

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

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose individuals financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which for the purposes of the Telefónica Group are not different from those issued by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2010, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2010 were prepared by the Company’s Board of Directors at its meeting on February 23, 2011 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2010 include the consolidated statement of financial position at December 31, 2009 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the years ended December 31, 2009 and 2008.

Comparative information and main changes in the consolidation scope

The main changes in the consolidation scope affecting comparability of the consolidated information for 2010 and 2009 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2008) are as follows:

2010

a)	Acquisition of 50% of Brasilcel, N.V.

On July 28, 2010, Telefónica and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (“Brasilcel”) owned by Portugal Telecom. Brasilcel owned, approximately, 60% of Vivo Participaçoes, S.A. This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by Telefónica and Portugal Telecom in 2002 (Note 21b).

Vivo Participaçoes, S.A. has been changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date.

Additionally, in accordance with IFRS 3 (see Note 3.c), the Group remeasured the previously held 50% investment in Brasilcel, generating a capital gain of 3,797 million euros, recognized under "Other income" in the accompanying consolidated income statement (Note 19).

The main impacts of this transaction are explained in Note 5.

b)	Acquisition of HanseNet Telekommunikation GmbH

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, and an acquisition cost in the amount of 275 million euros, which was ultimately reduced by 40 million euros upon completion of the transaction (Note 5).

The company has been included in the Telefónica Group’s consolidation scope under the full consolidation method.

c)	Reduction of stake in Portugal Telecom

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%, resulting in cash inflow of 631 million euros from the sale of the ownership interests. In addition, Telefónica entered into three equity swap contracts on the share trading price of Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the economic returns. The investment is no longer reflected in the scope of consolidation through the equity method of accounting (Note 9).

d)	Acquisition of DTS Distribuidora de Televisión Digital, S.A.

On December 28, 2010, the Telefónica Group completed the acquisition of a 22% stake in DTS Distribuidora de Televisión Digital, S.A., the provider of the pay-TV services offered by the PRISA Group. The acquisition cost amounted to 488 million euros, of which 228 million euros were used to repay the outstanding balance on the subordinated loan between Telefónica de Contenidos, S.A.U. and Sogecable, S.A. This company has been included within the scope of consolidation through the equity method of accounting (Note 9).

e)	Devaluation of the Venezuelan bolivar

Regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements are:

•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, which generated an effect of approximately 1,810 million euros at the date of devaluation.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.

2009

a)	Classification of Venezuela as a hyperinflationary economy

Throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees, as well as the recovery of its financial investments in that country. These factors include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.

As a result, in accordance with IFRS, Venezuela was considered a hyperinflationary economy in 2009. The main implications of this were as follows:

•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.

•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).

•
The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and offsetting reconciling item in the statement of cash flows, respectively.

•	All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate.

The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the above are as follows:

Millions of euros
Revenue	267
Net loss	(548)
Translation differences	1,224
Impact on equity	676

b)	Tax amortization of goodwill

In December 2007, the European Commission opened an investigation involving the Kingdom of Spain with respect to the potential consideration as state aid of the tax deduction for the tax basis amortization of the goodwill generated on certain foreign investments under the provisions of article 12.5 of the revised Spanish corporate income tax law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.

In this regard, the Company deemed it necessary to recognize a liability as the deduction was applied in the consolidated financial statements until the investigation was concluded.

In December 2009, the text of the European Commission’s decision regarding the investigation was released, which deemed the deduction as state aid. Investments made prior to December 21, 2007 (as is the case for the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, S.A., ESP and Telefónica O2 Czech Republic, a.s.) were not affected by this decision. As a result of this decision, and considering the corporate structure of these investments, the consolidated income statement of the Telefónica Group for the year ended December 31, 2009 reflects a lower income tax expense due to the reversal of this liability in an amount of 591 million euros.

c)	Share exchange between Telefónica and China Unicom Limited, and signing of strategic alliance agreement

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

In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement, which was implemented on October 21, 2009 through the subscription by Telefónica, through its wholly owned subsidiary Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by a contribution in kind to China Unicom of 40,730,735 shares of Telefónica, S.A. (see Note 12).

Following the completion of the transaction, the Telefónica Group increased its share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after the capital reduction carried out by China Unicom, the Telefónica Group reached a shareholding equivalent to 8.37% of the company’s voting share capital.

The investment in China Unicom was included in the consolidation scope through the equity method of accounting.

On January 23, 2011, Telefónica and China Unicom broadened their Strategic Alliance Agreement (see Note 24 Events after the reporting period).

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

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests.” When the Company loses control of a foreign subsidiary, either through total or partial sale or dilution of its interest, the entire cumulative translation difference since  January 1, 2008 (the IFRS transition date) applicable to such operation is recognized in income together with any gain or loss from the loss of control. Transactions in the stock of subsidiaries that do not result in loss of control are recognized within equity, with a reallocation of the related cumulative translation difference. All other transactions resulting in the total or partial sale of the Company´s interest in an entity not controlled by the Company will result in a proportionate recognition of the related cumulative translation difference in income.

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

In that regard, as indicated in Note 2, Venezuela has been classified as a hyperinflationary economy in 2010 and 2009. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 27.18% and 25.06% for 2010 and 2009, respectively.

b)	Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of the net investment in a foreign operation, which are included under “Other comprehensive income.”

c)	Goodwill

-
For acquisitions occurring after January 1, 2010, the effective date of Revised IFRS 3,Business combinations, goodwill represents the excess of acquisition cost over the fair values of identifiable assets acquired and liabilities assumed at the acquisition date. Cost of acquisition is the sum of the fair value of consideration delivered and the value attributed to existing non-controlling interests. For each business combination, the company determines the value of non-controlling interests at either their fair value or their proportional part of the net identifiable assets acquired. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses. Whenever an equity interest is held in the acquiree prior to the business combination (business combinations achieved in stages), the carrying value of such previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

-
For acquisitions after January 1, 2004, the IFRS transition date, and prior to January 1, 2010, the effective date of Revised IFRS 3,Business combinations, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

-
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

The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash-generating units) to which the goodwill relates when originated. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

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

Service concession arrangements and licenses

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

Customer base

This primarily represents the allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party acquisition entailing consideration. Amortization is on a straight-line basis over the estimated period of the customer relationship.

Software

Software is stated at cost and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years.

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

The Group’s subsidiaries depreciate their property, plant and equipment, net of their residual values, once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of estimated
useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f)	Impairment of non-current assets

Non-current assets, including property, plant and equipment, goodwill and intangible assets are evaluated at each reporting date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Each asset is assessed individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash generating units).

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For periods subsequent to the term of the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans. The growth rates used in 2010 and 2009 are as follows:

Rates	2010	2009
Businesses in Spain	0.91%-1.10%	0.88%-0.94%
Businesses in Latin America	1.66%-2.56%	1.21%-3.25%
Businesses in Europe	1.28%-1.46%	1.00%-2.00%

The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.

Discount rates are adjusted for country and specific business risks. The following ranges of rates were used in 2010 and 2009:

Rates	2010	2009
Businesses in Spain	7.8%-8.6%	6.8%-7.3%
Businesses in Latin America	7.2%-17.3%	8.6%-19.4%
Businesses in Europe	6.3%-10.9%	6.3%-8.5%

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

g)	Lease payments

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

The Telefónica Group’s investments in companies over which it exercises significant influence but does not control or jointly control with third parties are accounted for using the equity method. The Group evaluates whether it exercises significant influence not only on the basis of its percentage ownership but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

The Group assesses the existence of indicators of impairment of the investment in each associate at each reporting date in order to recognize any required valuation adjustments. To do so, the recoverable value of the investment as a whole is determined as described in Note 3f.

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

Financial assets with fixed maturities that the Group has the positive intention and ability – legal and financial – to hold until maturity are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement. Financial assets falling into this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settlement or impaired, as well as through the amortization process.

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

Fair value is considered to be quoted market prices or other valuation references available at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables include financial assets with fixed or determinable payments that are not quoted in an active market and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A valuation adjustment is recorded when there is objective evidence of customer collection risk. The amount of the valuation adjustment is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.

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

Financial assets are only fully or partially derecognized when:

1.	The rights to receive cash flows from the asset have expired.

2.	An obligation to pay the cash flows received from the asset to a third party has been assumed.

3.	The rights to receive cash flows from the asset have been transferred to a third party and all the risks and rewards of the asset have been substantially transferred.

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

The Group designates certain derivatives as:

1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability; or

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or

3.	Hedges of anet investment in a foreign operation.

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

k)	Treasury share instruments

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Call options on treasury shares to be settled through physical delivery of a fixed number of shares at a fixed price are considered treasury share instruments. They are valued at the amount of premium paid and are presented as a reduction of equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified as treasury shares together with the price paid. If the options are not exercised upon maturity, the amount is recognized directly in equity.

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

The Group has compensation systems linked to the market value of its shares, providing employees share options. Compensation plans are cash-settled in certain cases, while equity-settled in others.

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability (“Performance period”). The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options it expects to be settled, remeasuring the liability, with any changes in fair value recognized in the income statement.

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

Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities arising from the initial recognition of the purchase price allocation of business combinations impact the amount of goodwill. However, subsequent changes in tax assets acquired in a business combination are recognized as an adjustment to profit or loss.

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

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services such as pay-TV and value-added services (e.g. text or data messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

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

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is recognized as deferred income until the points are exchanged and recognized as sales or services according to the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services depending on the number of points earned and the type of contract involved. The accompanying consolidated statements of financial position include the related deferred revenue, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”

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

Deferred income taxes

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

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule.

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

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

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

The financial statements of the consolidated companies have the same financial year end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of the Telefónica Group, adjustments were made on consolidation in order to present the consolidated financial statements on a uniform basis.

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

The share of non-controlling interests in the equity and results of the fully consolidated subsidiaries is presented under "Non-controlling interests" on the consolidated statement of financial position and income statement, respectively.

r)	Acquisitions and disposals of non-controlling interests

Changes in investments in subsidiaries without loss of control:

Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, the Telefónica Group treated increases in equity investments of companies already controlled by the Group via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill. In transactions involving the sale of investments in subsidiaries in which the Group retained control, the Telefónica Group derecognized the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price was recognized as a gain or loss in the consolidated income statement.

Effective January 1, 2010, any increase or decrease in the percentage of ownership interests in subsidiaries that does not result in a loss of control is accounted for as a transaction with owners in their capacity as owners, which means that as of the aforementioned date, these transactions do not give rise to goodwill or generate profit or loss; any difference between the carrying amount of the non-controlling interests and the fair value of the consideration received or paid, as applicable, is recognized in equity.

Commitments to acquire non-controlling interests (put options):

Put options granted to non-controlling interests of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from non-controlling interests on the consolidated statement of financial position at each reporting date. Prior to January 1,

2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, where the exercise price exceeded the balance of non-controlling interests, the difference was recognized as an increase in the goodwill of the subsidiary. At each reporting date, the difference was adjusted based on the exercise price of the options and the carrying amount of non-controlling interests. As of January 1, 2010, the effect of this adjustment is recognized in equity in line with the treatment of transactions with owners described in the previous paragraphs.

s)	New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2010 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2009, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2010, noted below:

-	Revised IFRS 3, Business Combinations

The revised version of IFRS 3 introduces significant changes in the accounting for business combinations. The main impacts are as follows:

▪
To allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree.

▪
To change the recognition and subsequent accounting requirements for contingent consideration. Under the revised standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the "measurement period" (a maximum of 12 months from the acquisition date). All subsequent adjustments are recognized in profit or loss.

▪
To require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred, whereas previously they were accounted for as part of the cost of the acquisition.

▪
To require that in a business combination achieved in stages, the acquirer remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

▪
To require that in business combinations in which the acquisition date is prior to January 1, 2010, the acquirer recognizes changes in acquired deferred tax benefits of the acquiree as an adjustment to profit and loss.

Its adoption has affected the accounting for business combination transactions that occurred in the current period (Note 5).

-	Amendment to IAS 27, Consolidated and Separate Financial Statements

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary without loss of control be accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss. Furthermore, the amendment changes the accounting for the loss of control of a subsidiary, meaning that any retained interest in the former subsidiary is remeasured at its fair value at the date control is lost, with any resulting gain or loss recognized in profit or loss.

The changes to IAS 27 (Amended) affect transactions with non-controlling interests and future transactions that result in the loss of control of subsidiaries on or after January 1, 2010.

-	Improvements to IFRS (April 2009)

This text introduces a number of improvements to IFRS in force primarily to eliminate inconsistencies and clarifying the wording of some of these standards. These improvements have not had a significant impact on the financial position or performance of the Telefónica Group.

-	Amendment to IFRS 2, Share-based Payment – Group Cash-settled Share-based Payment Transactions

The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. The amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have a significant impact on the financial position or performance of the Group.

-	Amendment of IAS 39, Financial Instruments: Recognition and Measurement - Eligible hedged items

The amendment clarifies two issues relating to hedge accounting: designation of inflation as a hedged risk in a hedging relationship, and designation of call options as hedging instruments to hedge financial or non-financial items. The adoption of this amendment did not have a significant impact on the financial position or performance of the Group.

-	IFRIC 17, Distributions of non-cash assets to owners

This interpretation provides guidance on accounting for dividends in kind, by clarifying when to recognize the dividend payable, the measurement requirements for this kind of dividend and how to account for the differences between the carrying amount of the assets distributed and the carrying amount of the payment obligation that can arise when the dividend in kind is settled. The application of this interpretation has not had a significant impact on the financial position or performance of the Group.

New standards and IFRIC interpretations issued but not in effect as of December 31, 2010

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial Instruments	January 1, 2013
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 32	Classification of rights issues	February 1, 2010
Improvements to IFRS (May 2010)		January 1, 2011 (*)
Amendments to IFRS 7	Disclosures about transfers of financial assets	July 1, 2011
Amendments to IAS 12	Deferred tax: Recovery of underlying assets	January 1, 2012
(*) The changes to IFRS 3 (2008) regarding the measurement of non-controlling interests and share-based payments, as well as the changes to IAS 27 (2008) and the amendment to IFRS 3 (2008) regarding contingent consideration arising in business combinations acquired prior to the effective date of the revised standards are effective for annual periods beginning on or after July 1, 2010.
Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 19	Extinguishing financial liabilities with equity instruments	July 1, 2010
Amendments to IFRIC 14	Prepayment of minimum funding requirements	January 1, 2011

The Group is currently assessing the impact of the application of these standards, amendments and interpretations.

Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial assets and future transactions with financial assets carried out on or after January 1, 2013.

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

Telefónica Europe oversees the wireline, wireless, broadband, value added services and data operations in the UK, Germany, Ireland, the Czech Republic and the Slovak Republic.

The Telefónica Group is also involved in the media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and eliminations” together with the consolidation adjustments and the remaining Group companies.

The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

Telefónica uses operating income before depreciation and amortization (OIBDA) to track the performance of the business and to establish operating and strategic targets.  OIBDA is calculated by excluding depreciation and amortization from operating income to eliminate the impact of investments in fixed assets that cannot be directly controlled by management in the short term.  Therefore, it is considered to be more important for investors as it provides a gauge of segment operating performance and profitability using the same measures utilized by management.  This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.

OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies.  OIBDA should not be considered as an alternative to operating income as a measurement of our operating results or as an alternative to cash flows from operating activities as a measurement of our liquidity.

The Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses breakdown by reportable segments.

In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group's consolidated results.

Inter-segment transactions are carried out at market prices.

Key information for these segments is as follows:

2010
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	18,711	26,041	15,255	730	60,737
External sales	18,301	25,828	15,198	1,410	60,737
Inter-segment sales	410	213	57	(680)	-
Other operating income and expenses	(10,191)	(12,259)	(11,241)	(1,269)	(34,960)
OIBDA	8,520	13,782	4,014	(539)	25,777
Depreciation and amortization	(2,009)	(4,061)	(3,091)	(142)	(9,303)
OPERATING INCOME	6,511	9,721	923	(681)	16,474
CAPITAL EXPENDITURE	2,021	5,535	3,072	216	10,844
INVESTMENTS IN ASSOCIATES	1	71	-	5,140	5,212
FIXED ASSETS	14,179	46,045	28,742	1,439	90,405
TOTAL ALLOCATED ASSETS	23,291	65,731	35,164	5,589	129,775
TOTAL ALLOCATED LIABILITIES	11,021	29,375	9,855	47,840	98,091
2009
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	19,703	22,983	13,533	512	56,731
External sales	19,354	22,786	13,468	1,123	56,731
Inter-segment sales	349	197	65	(611)	-
Other operating income and expenses	(9,946)	(13,840)	(9,623)	(719)	(34,128)
OIBDA	9,757	9,143	3,910	(207)	22,603
Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)
OPERATING INCOME	7,617	5,350	1,015	(335)	13,647
CAPITAL EXPENDITURE	1,863	3,450	1,728	216	7,257
INVESTMENTS IN ASSOCIATES	3	152	-	4,781	4,936
FIXED ASSETS	14,082	25,016	26,962	1,351	67,411
TOTAL ALLOCATED ASSETS	26,156	42,377	32,097	7,511	108,141
TOTAL ALLOCATED LIABILITIES	13,363	22,862	6,435	41,207	83,867

2008
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenue from operations	20,838	22,174	14,309	625	57,946
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	-
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)
OIBDA	10,285	8,445	4,180	9	22,919
Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)
OPERATING INCOME	8,046	4,800	1,145	(118)	13,873
CAPITAL EXPENDITURE	2,208	4,035	2,072	86	8,401
INVESTMENTS IN ASSOCIATES	99	107	-	2,571	2,777
FIXED ASSETS	14,372	21,959	27,265	1,193	64,789
TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896
TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

The composition of segment revenue from operations, detailed by the main countries in which the Group operates, is as follows:

	MILLIONS OF EUROS
	2010				2009				2008
Country	Wireline	Wireless	Other and eliminations	Total	Wireline	Wireless	Other and eliminations	Total	Wireline	Wireless	Other and eliminations	Total
Spain	11,397	8,550	(1,236)	18,711	12,167	8,965	(1,429)	19,703	12,581	9,684	(1,427)	20,838
Latin America				26,041				22,983				22,174
Brazil	6,843	4,959	(683)	11,119	5,766	3,036	(426)	8,376	6,085	2,932	(411)	8,606
Argentina	1,187	1,979	(93)	3,073	1,047	1,643	(81)	2,609	1,027	1,585	(85)	2,527
Chile	1,038	1,266	(107)	2,197	893	1,010	(72)	1,831	974	1,051	(89)	1,936
Peru	1,097	1,001	(138)	1,960	1,006	840	(130)	1,716	977	773	(123)	1,627
Colombia	700	872	(43)	1,529	615	685	(31)	1,269	710	815	(35)	1,490
Mexico	N/A	1,832	-	1,832	N/A	1,552	-	1,552	N/A	1,631	-	1,631
Venezuela	N/A	2,318	-	2,318	N/A	3,773	-	3,773	N/A	2,769	-	2,769
Remaining operators and inter-segment eliminations				2,013				1,857				1,588
Europe				15,255				13,533				14,309
UK	134	7,067	-	7,201	70	6,442	-	6,512	33	7,019	-	7,052
Germany	1,412	3,414	-	4,826	558	3,188	-	3,746	496	3,099	-	3,595
Czech Republic	960	1,237	-	2,197	1,015	1,248	(3)	2,260	1,183	1,388	10	2,581
Ireland	4	844	-	848	1	904	-	905	N/A	957	-	957
Remaining operators and inter-segment eliminations				183				110				124
Other and inter-segment eliminations				730				512				625
Total Group				60,737				56,731				57,946

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS

Business combinations

2010

Acquisition of Brasilcel

As described in Note 2, on July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel (company then jointly owned by Telefónica and Portugal Telecom, which owned shares representing, approximately, 60% of the capital stock of Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros deferred until October 31, 2011 (although Portugal Telecom may request for this last payment to be made on July 29, 2011, in which case the price of the acquisition and the closing payment would be reduced by 25 million euros).

Furthermore, the aforementioned agreement established that Portugal Telecom waived its right to the declared dividend payable by Brasilcel of approximately 49 million euros.

Once the acquisition was consummated on September 27, 2010, in accordance with currently effective IFRS with respect to a business combination achieved in stages (see Note 3.c), the Telefónica Group remeasured the previously held 50% investment in Brasilcel, N.V. The difference between the carrying value of the investment at the date of acquisition and its fair value, equivalent to approximately 80% of the price paid to Portugal Telecom for 50% of Brasilcel, N.V., gave rise to a capital gain of 3,797 million euros. The remeasurement considered, among other factors, that the previously held 50% investment in Brasilcel, N.V., coupled with the additional percentage interest acquired, provides the Telefónica Group sole control of the Vivo Participaçoes group. The aforementioned capital gain is recognized under “Other income” in the accompanying consolidated income statement

On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the Company becoming a direct shareholder of the Brazilian consolidated group Vivo, with approximately 60% of its capital stock.

Pursuant to Brazilian legislation, on October 26, 2010, Telefónica announced a tender offer for the acquisition of voting shares of Vivo Participaçoes, S.A. held by non-controlling interests, representing approximately 3.8% of its capital stock, for an amount equivalent to 80% of the price agreed in the Portugal Telecom acquisition previously described and subject to regulatory approval. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 (see Note 24).

Similarly, and in accordance with IFRS 3 (2008), the Group opted to record at fair value the non-controlling interests of Vivo Participaçoes, S.A. corresponding to non-voting shares, determining such fair value based on a discounted cash flows valuation determined in accordance with the company's business plans.

In 2010, Telefónica proceeded to recognize and value the identifiable assets acquired and liabilities assumed at the date of acquisition.

These values were determined using various measurement methods for each type of asset and/or liability based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining these fair values.

The methods and assumptions used to measure these fair values are as follows:

Licenses

The fair value of the licenses has been determined through the use of the Multi-period Excess Earnings Method (MEEM), which is based on a discounted cash flows analysis of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding cash flows attributable to the customer base.

This method assumes that intangible assets rarely generate income on their own. Thus, cash flows attributable to the licenses are those remaining after the return on investment of all of the contributing assets required to generate the projected cash flows.

Customer base

The customer base has been measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the average length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.

The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current customer base. The so-called “Iowa curves” were considered to approximate the survival curve of customers.

Trademark

The fair value of the trademark was calculated using the “relief-from-royalty” method. This method establishes that an asset's value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested owner would charge a knowledgeable, interested user for the use of an asset in an arm's length transaction.

The provisional carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and liabilities assumed in this transaction were the following:

Millions of euros (provisional data)	Brasilcel, N.V.
	Carrying amount	Fair value
Intangible assets	3,466	8,401
Goodwill	932	N/A
Property, plant and equipment	2,586	2,586
Other non-current assets	1,921	1,953
Other current assets	3,101	3,101

Financial liabilities	(1,913)	(1,913)
Deferred tax liabilities	(828)	(2,506)
Other liabilities and current liabilities	(3,046)	(3,203)
Value of net assets	6,219	8,419
Purchase consideration cost		18,408
Goodwill (Note 7)	-	9,989

At the date of authorization for issue of these consolidated financial statements, the Group is finalizing the process of purchase price allocation and calculating the complete fair value of the identifiable assets acquired and liabilities assumed in the transaction. The conclusion of this process is pending the completion of the analysis of trends in the Brazilian wireline and wireless markets and its consideration with respect to the operations the Group is defining in these markets, which is expected to be carried out within a maximum of twelve months from the date of acquisition.

The impact of this acquisition on cash and cash equivalents is as follows:

Millions of euros
Cash and cash equivalents of the company acquired	401
Cash paid in the acquisition less declared dividend	5,448
Total net cash outflow	5,047

Of the amount of consideration agreed in the acquisition of Brasilcel (Vivo), 5,500 million euros was paid in 2010, while the remainder will be paid in 2011.

Had the acquisition occurred on January 1, 2010, the Telefónica Group's revenue from operations and operating income excluding the impact of the related depreciation would have been approximately 2,400 million and 890 million euros higher, respectively.

Similarly, the contributions of the 50% investment in Brasilcel to revenue from operations and operating income excluding the impact of the related depreciation since the date of its acquisition to December 31, 2010 were 875 million and 360 million euros, respectively.

Acquisition of HanseNet Telekommunikation GmbH (HanseNet)

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

The transaction was completed on February 16, 2010, and having complied with the terms established in the agreement, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros at completion of the transaction.

Upon the acquisition of this shareholding, the purchase price was allocated to the identifiable assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability, based on the best available information.

The complete carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and the liabilities assumed in this transaction at the date control was obtained are as follows:

Millions of euros	HanseNet
	Carrying amount	Fair value
Intangible assets	277	309
Goodwill	461	N/A
Property, plant and equipment	514	531
Other assets	191	235

Financial liabilities	(657)	(665)
Deferred tax liabilities	-	(101)
Other liabilities and current liabilities	(303)	(356)
Value of net assets	483	(47)
Purchase Consideration cost	-	235
Goodwill (Note 7)	-	282

In addition, the impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros
Cash and cash equivalents of the company acquired	28
Cash paid in the acquisition	235
Total net cash outflow	207

The contributions to the Telefónica Group’s revenue from operations and operating income excluding the impact of the related depreciation from the consolidation of HanseNet in 2010 amounted to 786 million and 77 million euros, respectively.

2009

No significant business combinations were carried out in 2009 that had been completed as of December 31, 2009.

Acquisitions of non-controlling interests

There were no significant acquisitions of non-controlling interests in 2010 and 2009. The detail of transactions carried out in the year is provided in Appendix I.

(6)	INTANGIBLE ASSETS

The composition of and movements in net intangible assets in 2010 and 2009 are as follows:

	Millions of euros
	Balance at 12-31-09	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of Companies	Exclusion of companies	Balance at 12-31-10
Development costs	162	104	(55)	-	(18)	2	11	-	206
Service concession arrangements and licenses	8,842	1,237	(836)	-	61	623	4,639	-	14,566
Software	2,948	945	(1,381)	-	558	134	322	-	3,526
Customer base	2,681	-	(563)	-	(141)	134	1,032	-	3,143
Other intangible assets	1,139	41	(309)	(18)	166	50	1,103	-	2,172
Prepayments on intangible assets	74	1,638	-	-	(324)	5	20	-	1,413
Net intangible assets	15,846	3,965	(3,144)	(18)	302	948	7,127	-	25,026

	Millions of euros

	Balance at 12-31-08	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12-31-09
Development costs	175	84	(81)	(2)	(14)	-	-	-	162
Service concession arrangements and licenses	8,697	10	(786)	-	(8)	929	-	-	8,842
Software	2,394	964	(1,312)	-	772	130	-	-	2,948
Customer base	3,046	-	(512)	-	24	123	-	-	2,681
Other intangible assets	1,229	81	(170)	(1)	(51)	51	-	-	1,139
Prepayments on intangible assets	380	166	-	-	(479)	7	-	-	74
Net intangible assets	15,921	1,305	(2,861)	(3)	244	1,240	-	-	15,846

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2010 and 2009 are as follows:

	Balance at December 31, 2010
	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Millions of euros
Development costs	1,229	(1,023)	-	206
Service concession arrangements and licenses	20,438	(5,872)	-	14,566
Software	13,724	(10,172)	(26)	3,526
Customer base	6,481	(3,338)	-	3,143
Other intangible assets	3,445	(1,269)	(4)	2,172
Prepayments on intangible assets	1,413	-	-	1,413
Net intangible assets	46,730	(21,674)	(30)	25,026

	Balance at December 31, 2009
	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Millions of euros
Development costs	1,613	(1,451)	-	162
Service concession arrangements and licenses	14,074	(5,232)	-	8,842
Software	11,175	(8,226)	(1)	2,948
Customer base	5,476	(2,795)	-	2,681
Other intangible assets	2,143	(973)	(31)	1,139
Prepayments on intangible assets	74	-	-	74
Net intangible assets	34,555	(18,677)	(32)	15,846

“Inclusion of companies” primarily consists of the incorporation into the Group of all of the assets of HanseNet, as well as the 50% interest in Vivo Participaçoes, S.A. and the impact of the purchase price allocation process to the assets of Vivo Participaçoes, S.A. (Note 5).

“Additions” of service concession arrangements and licenses in 2010 include the acquisition of the spectrum license in Mexico for 1,237 million euros in 2010, for the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHZ frequencies. Telefónica México acquired eight additional blocks of radioelectric spectrum, equivalent to 140 MHz in the 1900 MHz auction and 60 MHz in the 1700 MHz auction. Payment of these licenses will be made in the next twenty years (Note 14).

Furthermore, in 2010 an advanced payment of 1,379 million euros has been made for the license for spectrum use in Germany, which is recognized as "Additions" of prepayments on intangible assets.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

“Additions” for 2010 and 2009 also include investments in software.

At December 31, 2010 and 2009, the Company carried intangible assets with indefinite useful lives of 108 and 111 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.

Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year for intangible assets with indefinite useful lives. There was no significant impairment recognized in the consolidated financial statements for 2010 and 2009 as a result of these impairment tests.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,339 million euros and 1,477 million euros at December 31, 2010 and 2009 (1,586 million euros and 901 million euros net of the related accumulated amortization).

“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela.  The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

(7)	GOODWILL

The movement in this heading assigned to each Group segment was the following:

Millions of euros
2010	Balance at 12-31-2009	Acquisitions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12-31-2010
Telefónica Spain	3,238	42	-	-	-	3,280
Telefónica Latin America	6,320	9,201	-	(350)	501	15,672
Telefónica Europe	9,810	397	(37)	-	251	10,421
Other	198	-	-	-	11	209
Total	19,566	9,640	(37)	(350)	763	29,582

Millions of euros
2009	Balance at 12-31-2008	Acquisitions	Disposals	Translation differences and hyperinflation adjustments	Balance at 12-31-2009
Telefónica Spain	3,238	-	-	-	3,238
Telefónica Latin America	5,450	23	(209)	1,056	6,320
Telefónica Europe	9,452	-	-	358	9,810
Other	183	7	-	8	198
Total	18,323	30	(209)	1,422	19,566

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”

The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2010 and 2009 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount.

In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.

2010

“Additions” in 2010 include the goodwill of Vivo Participaçoes, S.A. in the amount of 9,989 million euros which, net of the goodwill from the previously held investment, results in an addition to this line item of 9,200 million euros.

Similarly, the acquisitions of HanseNet and Jajah led to increases in goodwill of 282 million and 115 million euros, respectively, while the acquisition of Tuenti Technologies, S.L. led to an addition in goodwill of 42 million euros.

Disposals in 2010 comprise the divestment of Manx.

Fluctuations in exchange rates in the various countries in which the Group operates, combined with the hyperinflationary adjustment in Venezuela has led to an increase in goodwill of 763 million euros.

2009

The primary disposals in 2009 correspond to the measurement of the purchase commitment for non-controlling interests of Colombia Telecomunicaciones, S.A. ESP for 90 million euros (see Note 21) and the impact of the corporate restructuring carried out at the VIVO Group.

In addition, the favorable evolution of exchange rates applied to goodwill led to an increase in this line item of 709 million euros in 2009, and the impact of recognizing Venezuela as a hyperinflationary economy (see Note 2) led to an increase in goodwill of 713 million euros.

(8)	PROPERTY, PLANT AND EQUIPMENT

The composition and movement of the items comprising net “Property, plant and equipment” in 2010 and 2009 were the following:

	Millions of euros
	Balance at 12-31-09	Additions	Depreciation	Disposals	Transfers and other	Translation differences and hyperinflation adjustment	Inclusion of companies	Exclusion of companies	Balance at 12-31-10
Land and buildings	6,092	61	(538)	(40)	180	332	87	(22)	6,152
Plant and machinery	21,391	1,447	(4,869)	(57)	3,750	1,198	1,390	(44)	24,206
Furniture, tools and other items	1,660	448	(752)	-	339	77	178	(3)	1,947
Total PP&E in service	29,143	1,956	(6,159)	(97)	4,269	1,607	1,655	(69)	32,305
PP&E in progress	2,619	4,781	-	(3)	(4,370)	139	100	(7)	3,259
Advance payments on PP&E	10	3	-	-	(5)	-	-	-	8
Installation materials	227	139	-	(16)	(143)	18	-	-	225
Net PP&E	31,999	6,879	(6,159)	(116)	(249)	1,764	1,755	(76)	35,797

	Millions of euros
	Balance at 12-31-08	Additions	Depreciation	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12-31-09
Land and buildings	7,031	34	(454)	(19)	(852)	352	-	-	6,092
Plant and machinery	19,250	1,356	(4,980)	(100)	4,607	1,254	4	-	21,391
Furniture, tools and other items	1,546	285	(661)	(6)	362	134	-	-	1,660
Total PP&E in service	27,827	1,675	(6,095)	(125)	4,117	1,740	4	-	29,143
PP&E in progress	2,485	3,973	-	(4)	(3,937)	102	-	-	2,619
Advance payments on PP&E	6	6	-	-	(2)	-	-	-	10
Installation materials	227	298	-	(3)	(297)	2	-	-	227
Net PP&E	30,545	5,952	(6,095)	(132)	(119)	1,844	4	-	31,999

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2010 and 2009 are as follows:

	Balance at December 31, 2010
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	12,372	(6,216)	(4)	6,152
Plant and machinery	100,496	(76,266)	(24)	24,206
Furniture, tools and other items	7,406	(5,367)	(92)	1,947
Total PP&E in service	120,274	(87,849)	(120)	32,305
PP&E in progress	3,259	-	-	3,259
Advance payments on PP&E	8	-	-	8
Installation materials	256	-	(31)	225
Net PP&E	123,797	(87,849)	(151)	35,797

	Balance at December 31, 2009
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	11,560	(5,456)	(12)	6,092
Plant and machinery	87,017	(65,548)	(78)	21,391
Furniture, tools and other items	6,184	(4,534)	10	1,660
Total PP&E in service	104,761	(75,538)	(80)	29,143
PP&E in progress	2,619	-	-	2,619
Advance payments on PP&E	10	-	-	10
Installation materials	260	-	(33)	227
Net PP&E	107,650	(75,538)	(113)	31,999

“Inclusion of companies" primarily consists of the consolidation of the interest in HanseNet, as well as the additional 50% Vivo Participaçoes, S.A. (see Note 5).

“Additions” for 2010, totaling 6,879 million euros, reflect the Group’s investment efforts made during the year.

“Additions” in Telefónica Spain amount to 1,500 million euros in 2010, compared to 1,276 million euros in 2009. Significant investments in the wireline business include those in broadband, with a localized roll-out of fiber optics, Imagenio and data services for large corporate customers, as well as the maintenance of the traditional business. Investment in the wireless business was primarily focused on the deployment of third generation technologies (3G).

Telefónica Latin America’s investments in 2010 and 2009 amounted to 3,948 million euros and 3,187 million euros, respectively. Investment in 2010 centered on driving wireline technologies, namely the transformation of the wireline business, especially in Telesp, while the wireless business continues to expand coverage and capacity of 3G and GSM networks.

Investment in Telefónica Europe in 2010 and 2009 amounted to 1,254 million euros and 1,356 million euros, respectively. Investments in 2010 have been focused on improving capacity and coverage of the  mobile networks in the United Kingdom, including the recent refarming of 900MHz,  as well as greater investments in the ADSL business in Germany and the Czech Republic.

“Translation differences and hyperinflaction adjustments” reflects the impact of exchange rate movements on opening balances as well as the impact of the monetary adjustments due to hyperinflation in Venezuela.  The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 19.

Property, plant and equipment deriving from finance leases amounted to 787 million euros at December 31, 2010 (691 million euros at December 31, 2009). The most significant finance leases are disclosed in Note 22.

The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2010 and 2009 were not significant.

(9)	ASSOCIATES AND JOINT VENTURES

Associates

The breakdown of amounts recognized in the consolidated statements of financial position and consolidated income statements related to associates is as follows:

	Millions of euros
Description	12-31-2010	12-31-2009
Investments in associates	5,212	4,936
Long-term loans to associates (Note 13)	604	3
Short-term loans to associates	43	15
Receivables from associates for current operations (Note 11)	84	262
Loans granted by associates (Note 14)	147	174
Payables to associates for current operations (Note 14)	46	113
Revenue from operations with associates	518	583
Work performed by associates and other operating expenses	906	904
Share of profit of associates	76	47

Transactions performed through Brasilcel group companies are shown at 50% until September 27, 2010.

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2010	Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	6,554	3,356	-	63	2,055	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,497	497	1,085	169	488	N/A
China Unicom (Hong Kong) Limited	8.37%	47,494	24,238	18,604	388	2,499	2,112
Hispasat, S.A. (Spain)	13.23%	945	448	179	72	65	N/A
Other						105
TOTAL						5,212

December 31, 2009	Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	7,111	3,703	-	(39)	2,026	N/A
Portugal Telecom, S.G.P.S., S.A. (Portugal)	9.86%	14,948	12,965	6,674	516	458	764
China Unicom (Hong Kong) Limited	8.37%	37,397	16,203	21,490	3,687	2,301	1,815
Hispasat, S.A. (Spain)	13.23%	841	383	151	71	56	N/A
Other						95
TOTAL						4,936
(*) Through this company, Telefónica effectively has an indirect stake in Telecom Italia S.p.A.’s voting shares at December 31, 2010 of approximately 10.47% (10.49% at December 31, 2009), representing 7.20% (7.21%  at December 31, 2009) of the dividend rights.

The detail of the movement in investments in associates in 2010 and 2009 was the following:

Investments in associates	Millions of euros
Balance at 12/31/08	2,777
Acquisitions	772
Disposals	(114)
Translation differences	103
Income	47
Dividends	(58)
Transfers and other	1,409
Balance at 12/31/09	4,936
Acquisitions	489
Disposals	(473)
Translation differences	321
Income	76
Dividends	(97)
Transfers and other	(40)
Balance at 12/31/10	5,212

Changes at December 31, 2010 and 2009 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2010 includes the disposal of 472 million euros due to the de-consolidation of Portugal Telecom, as well as the addition of 488 million euros for the 22% stake in DTS Distribuidora de Televisión Digital, S.A. Translation differences mainly corresponds to the equity investment in China Unicom, which varied by approximately 259 million euros due to exchange-rate fluctuations.

Additions in 2009 reflected the inclusion in the consolidation scope of the equity investment in China Unicom Limited for 2,301 million euros. Of this amount, 1,467 million euros were transferred from “Non-current financial assets – Equity investments” (see Note 13) following the acquisition of an additional 2.68% of this company.

Disposals in 2009 included the sale by Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, S.A., of its 32.18% stake in Moroccan operator Medi Telecom, S.A., along with outstanding loans to shareholders, for a total amount of 400 million euros. The net gain from this transaction before tax amounted to 220 million euros (see Note 19).

Joint ventures

On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Servicios de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company was integrated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.

As disclosed in Note 2, on September 27, 2010 these joint venture agreements were terminated, thereby having no impact since such date.

The contributions of Brasilcel to the Telefónica Group’s 2009 and 2008 consolidated statements of financial position and 2010, 2009 and 2008 consolidated income statements are as follows:

	Millions of euros
	2010		2009	2008
Current assets	-		1,170	1,234
Non-current assets	-		5,617	4,616
Current liabilities	-		1,170	1,351
Non-current liabilities	-		1,505	1,212
Operating revenue	2,583	(*)	2,743	2,662
Operating expenses	1,896	(*)	2,046	2,063
(*) For the period from January 1, 2010 to September 27, 2010

(10)	RELATED PARTIES

Significant shareholders

The main transactions between Telefónica Group companies and significant shareholders of the Company are described below. All of these transactions were carried out at market prices.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately 682 million euros drawn down at December 31, 2010 (531 million euros at December 31, 2009).

•	Time deposits amounting to 260 million euros at December 31, 2010 (878 million euros at December 31, 2000).

•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 11,197 million euros at December 31, 2010 (7,824 million euros at December 31, 2009).

•	Guarantees granted by BBVA for approximately 922 million euros at December 31, 2010 (237 million euros at December 31, 2009).

•	Dividends and other benefits paid to BBVA in 2010 for 439 million euros (287 million euros in 2009).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:

•	Financing transactions arranged under market conditions, with approximately 305 million euros drawn down at December 31, 2010 (643 million euros at December 31, 2009).

•	Time deposits amounting to 118 million euros at December 31, 2010 (1,293 million euros at December 31, 2009).

•	Derivative transactions arranged under market conditions, for a total nominal amount of approximately 800 million euros in 2010 and 2009.

•	Dividends and other benefits paid to la Caixa in 2010 for 298 million euros (260 million euros in 2009).

•	Guarantees granted for 47 million euros at December 31, 2010 (17 million euros in 2009).

•	Telecommunications services rendered by Telefónica Group companies to la Caixa group companies under market conditions.

Associates and joint ventures

The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated statement of financial position and income statement are detailed in Note 9.

Directors and senior executives

During the financial year to which these accompanying annual consolidated financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions or duties held by the directors in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 21 of these consolidated financial statements.

(11)	TRADE AND OTHER RECEIVABLES

The breakdown of this consolidated statement of financial position heading at December 31, 2010 and 2009 is as follows:

	Balance at	Balance at
Millions of euros	12-31-10	12-31-09
Trade receivables	13,002	10,877
Receivables from associates (Note 9)	84	262
Other receivables	1,182	1,103
Allowance for uncollectibles	(3,098)	(2,589)
Short-term prepayments	1,256	969
Total	12,426	10,622

Public-sector net trade receivables in the countries in which the Group operates at December 31, 2010 and 2009 amounted to 696 million and 666 million euros, respectively.

The breakdown of trade receivables at December 31, 2010 and 2009 is as follows:

Millions of euros	12-31-2010	12-31-2009
Trade receivables billed	9,420	7,544
Trade receivables unbilled	3,582	3,333
Total	13,002	10,877

The movement in impairment losses in 2010 and 2009 is as follows:

Millions of euros
Impairment losses at December 31, 2008	2,196
Allowances	1,209
Retirements/amount applied	(970)
Translation differences	154
Impairment losses at December 31, 2009	2,589
Allowances	1,123
Retirements/amount applied	(940)
Inclusion of companies	133
Exclusion of companies	(1)
Translation differences	194
Impairment losses at December 31, 2010	3,098

The balance of trade receivables billed net of impairment losses at December 31, 2010 amounted to 6,361 million euros (4,955 million euros at December 31, 2009), of which 3,852 million euros were not yet due (2,981 million euros at December 31, 2009).

Of the amounts due, only net amounts of 260 million euros and 204 million euros are over 360 days at December 31, 2010 and 2009, respectively. They are mainly with the public sector.

(12)	EQUITY

a)	Share capital and share premium

At December 31, 2010, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the former Spanish Corporation Law (Article 297.1.b) of the current Corporate Enterprises Act)) up to a maximum increase of 2,460 million euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the former Spanish Corporation Law (Article 311.1 of the current Corporate Enterprises Act). The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the former Spanish Corporation Law (article 506 of the current Corporate Enterprises Act) and related provisions.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of Telefónica, S.A. and/or exchangeable for shares of Telefónica, S.A., of any of the Group companies or of any other company. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2010, the Board of Directors had exercised these powers, approving a program for the issuance of corporate promissory notes in 2011.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Finally, on December 28, 2009, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on June 23, 2009, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized by the Shareholders’ Meeting. As a result, 141,000,000 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141,000,000 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was established for cancelled shares as described in the “Other reserves” section of this Note. The cancelled shares were delisted on December 30, 2009.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica generated 4,130 million euros of profit in 2010.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2010 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	4,130
Interim dividend (paid in May 2010)	2,938
Goodwill reserve	2
Voluntary reserves	1,190
Total	4,130

b)	Dividends

Dividends paid in 2010

At its meeting of April 28, 2010, the Company’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.

In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 euros dividend per outstanding share with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

In accordance with Article 277 of the Corporate Entreprises Act, the following table presents the mandatory statement of accounts prepared to comfirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Liquidity statement at April 28, 2010	Millions of euros

Profit generated from January 1 through March 31, 2010	5,029
Mandatory appropriation to reserves	-
Distributable income	5,029

Proposed interim dividend (maximum amount)	2,967

Cash position at April 28, 2010
Funds available for distribution
Cash and cash equivalents	4,271
Unused credit facilities	5,889
Proposed interim dividend (maximum amount)	(2,967)
Difference	7,193

The Telefónica Group manages its liquidity risks (see Note 16) in order to have cash available for the following year.

Dividends paid in 2009

At its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.50 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.

In addition, in May 2009 an interim dividend against 2009 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,277 million euros.

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

c)	Reserves

Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2010, the Company had duly set aside this reserve.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 16 million euros in 2010 (15 million euros in 2009 and 8 million euros in 2008) corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Retained earnings.”

Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, and the impact of the asset ceiling on defined-benefit plans.

d)	Translation differences

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions. They also include exchange rate differences resulting from intra-group monetary items considered part of the net investment in a foreign subsidiary, and the impact of the restatement of financial statements of companies in hyperinflationary economies (see Note 3.b).

The Group took an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized as retained earnings.

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2010	2009	2008
Telefónica Latin America	1,208	1,052	(834)
Telefónica Europe	(2,363)	(2,524)	(2,793)
Other adjustments and intra-group eliminations	212	99	16
Total Telefónica Group	(943)	(1,373)	(3,611)

e)	Treasury shares

At December 31, 2010, 2009 and 2008, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

	Number of shares	Euros per share		Market value Millions of euros	%
		Acquisition price	Trading price
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%

Telefónica S.A. owns the treasury shares, except for 16,896 shares held by Telefónica Móviles Argentina, S.A.

In 2010, 2009 and 2008 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/07	64,471,368
Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)
Treasury shares at 12/31/08	125,561,011
Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)
Treasury shares at 12/31/09	6,329,530
Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan (Note 20.a)	(2,964,437)
Treasury shares at 12/31/10	55,204,942

The amount paid to acquire treasury shares in 2010 was 897 million euros (1,005 million euros and 2,225 million euros in 2009 and 2008, respectively).

At December 31, 2010 and 2009, the Group held call options on 160 million and 150 million treasury shares, respectively, and at December 31, 2008, put options on 6 million treasury shares.

The Company also holds a derivative financial instrument on 25.64 million Telefónica shares, subject to net settlement.

f)	Non-controlling interests

“Non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2010, 2009 and 2008 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/09	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/10
Telefónica O2 Czech Republic, a.s.	1,044	-	88	57	-	(156)	-	1,033
Telefónica Chile, S.A.	22	-	3	3	-	(1)	(4)	23
Telesp Participaçoes, S.A.	542	-	131	69	-	(105)	(7)	630
Brasilcel (Holdings)	885	4,304	224	258	-	(171)	6	5,506
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	-	2	-	-	(3)	-	22
Iberbanda, S.A.	6	-	(4)	-	-	-	-	2
Colombia Telecomunicaciones, S.A., ESP	-	-	(540)	-	-	-	540	-
Other	18	6	1	3	(3)	(4)	(5)	16
Total	2,540	4,310	(95)	390	(3)	(440)	530	7,232

Millions of euros	Balance at 12/31/08	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/09
Telefónica O2 Czech Republic, a.s.	1,095	-	114	21	-	(186)	-	1,044
Telefónica Chile, S.A.	23	1	1	6	(8)	(1)	-	22
Telesp Participaçoes, S.A.	385	-	101	118	-	(64)	2	542
Brasilcel (Holdings)	774	-	46	214	(108)	(41)	-	885
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	20	-	3	-	-	-	-	23
Iberbanda, S.A.	9	-	(3)	-	-	-	-	6
Colombia Telecomunicaciones, S.A., ESP	-	-	(104)	-	-	-	104	-
Other	25	-	3	(2)	(7)	(3)	2	18
Total	2,331	1	161	357	(123)	(295)	108	2,540

Millions of euros	Balance at 12/31/07	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/08
Telefónica O2 Czech Republic, a.s.	1,192	-	112	(12)	-	(197)	-	1,095
Telefónica Chile, S.A.	473	-	25	(72)	(397)	(7)	1	23
Telesp Participaçoes, S.A.	464	-	127	(93)	-	(113)	-	385
Brasilcel (Holdings)	545	348	61	(163)	-	(12)	(5)	774
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	19	-	4	-	-	(2)	(1)	20
Iberbanda, S.A.	11	8	(10)	-	-	-	-	9
Colombia Telecomunicaciones, S.A., ESP	-	-	(89)	-	-	-	89	-
Other	26	-	4	(3)	(1)	(2)	1	25
Total	2,730	356	234	(343)	(398)	(333)	85	2,331

2010

As disclosed in Note 5, the Group availed itself of the option to measure the non-controlling interests of Vivo Participaçoes, S.A. at fair value at the date of acquisition (see Note 3.c) in the amount of 5,290 million euros, which has resulted in an increase in non-controlling interests of 4,304 million euros, net of the amount of the previously existing non-controlling interests.

Similarly, the activity in 2010 reflects the allocation to non-controlling interests of the losses incurred by Colombia Telecomunicaciones, S.A., ESP, as described in Note 17, in the amount of 414 million euros.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Notes 21.b and 3.r)

Also noteworthy was the impact of the dividends paid during the year by Brasilcel, N.V., Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

2009

The reorganization of Brasilcel Group companies in 2009 following the acquisition of the Telemig Group in 2008 decreased the balance of “Non-controlling interests” by 108 million euros.

Also noteworthy was the impact of the dividends paid during the year by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

2008

The main variation in 2008 relates to the acquisition of Telefónica Chile, S.A.’s non-controlling interests, which decreased the balance of “Non-controlling interests” by 397 million euros, and to the acquisition of the Telemig Group companies, which increased the balance by 335 million euros.

Also noteworthy in 2008 was the movement caused by the dividends paid by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

(13)	FINANCIAL ASSETS AND LIABILITIES

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2010 and 2009 is as follows:

	December 31, 2010
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Held-to- maturity investments	Total carrying amount	Total fair value
Non-current financial assets	948	211	1,194	1,630	1,321	2,660	2	3,423	-	7,406	7,325
Investments	-	-	597	-	482	113	2	-	-	597	597
Long-term credits	12	211	597	-	816	4	-	2,118	-	2,938	2,838
Deposits and guarantees	-	-	-	-	-	-	-	1,680	-	1,680	1,324
Derivative instruments	936	-	-	1,630	23	2,543	-	-	-	2,566	2,566
Impairment losses	-	-	-	-	-	-	-	(375)	-	(375)	-
Current financial assets	272	160	309	201	554	363	25	4,604	248	5,794	5,794
Financial investments	272	160	309	201	554	363	25	384	248	1,574	1,574
Cash and cash equivalents	-	-	-	-	-	-	-	4,220	-	4,220	4,220
Total financial assets	1,220	371	1,503	1,831	1,875	3,023	27	8,027	248	13,200	13,119

	December 31, 2009
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1(Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets	930	233	1,248	1,572	1,508	2,475	-	2,005	5,988	5,988
Investments	-	-	654	-	570	84	-	-	654	654
Long-term credits	91	233	594	-	918	-	-	1,022	1,940	1,940
Deposits and guarantees	-	-	-	-	-	-	-	1,496	1,496	983
Derivative instruments	839	-	-	1,572	20	2,391	-	-	2,411	2,411
Impairment losses	-	-	-	-	-	-	-	(513)	(513)	-
Current financial assets	859	134	237	59	769	520	-	9,730	11,019	11,019
Financial investments	859	134	237	59	769	520	-	617	1,906	1,906
Cash and cash equivalents	-	-	-	-	-	-	-	9,113	9,113	9,113
Total financial assets	1,789	367	1,485	1,631	2,277	2,995	-	11,735	17,007	17,007

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a)	Non-current financial assets

The movement in items composing “Non-current financial assets” and the related impairment losses at December 31, 2010 and 2009 are as follows:

Millions of euros
	Investments	Long-term credits	Derivative financial assets	Deposits and guarantees	Long-term prepayments	Impairment losses	Total
Balance at 12/31/08	1,584	1,602	3,590	905	92	(397)	7,376
Acquisitions	3	921	-	842	35	(114)	1,687
Disposals	(33)	(503)	(1,118)	(364)	(26)	-	(2,044)
Inclusion of companies	-	-	-	-	-	-	-
Translation differences	9	90	(38)	146	6	(2)	211
Fair value adjustments	565	(53)	(5)	-	-	-	507
Transfers	(1,474)	(221)	(18)	(33)	(3)	-	(1,749)
Balance at 12/31/09	654	1,836	2,411	1,496	104	(513)	5,988
Acquisitions	51	1,385	62	339	80	(79)	1,838
Disposals	(1)	(719)	(389)	(112)	(29)	243	(1,007)
Inclusion of companies	8	198	34	203	7	(7)	443
Translation differences	13	92	16	(186)	7	39	(19)
Fair value adjustments	(128)	60	444	34	-	-	410
Transfers	-	(81)	(12)	(94)	(2)	(58)	(247)
Balance at 12/31/10	597	2,771	2,566	1,680	167	(375)	7,406

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

Among these is the Telefónica Group's shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) held since 2000 of 418 million euros (468 million euros at December 31, 2009), representing 0.98% of its share capital. In 2010, the Telefónica Group transferred 191 million euros of the value of the holding in BBVA, up to its fair value, from equity to net financial expense.

In 2009, the Telefónica Group’s stake in China Unicom was transferred to “Investments in associates” following the share exchange described in Note 2. The amount transferred was 1,467 million euros.

Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any additional impairment losses.

“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 931 million euros and 1,023 million euros at December 31, 2010 and 2009, respectively. It also includes the long-term loans to associates described in Note 9, especially the financing extended to Telco, S.p.A., totaling 600 million euros at December 31, 2010.

“Derivative financial assets” includes the fair value of economic hedges of assets or liabilities in the consolidated statement of financial position whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).

“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,680 million euros at December 31, 2010 (1,496 million euros at December 31, 2009). These deposits will decrease as the respective obligations they guarantee are reduced.

b)	Current financial assets

This heading in the accompanying consolidated statement of financial position at December 31, 2010 and 2009 includes mainly the following items:

-
Investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 160 million euros at December 31, 2010 (140 million euros at December 31, 2009). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

-
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 371 million euros (537 million euros in 2009). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

-	Short-term deposits and guarantees amounting to 196 million euros at December 31, 2010 (470 million euros at December 31, 2009).

-	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturities of three months or less from the date contracted are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2.- Financial liabilities

The composition of this heading at December 31, 2010 and 2009 is as follows:

Millions of euros	Balance at 12/31/10	Balance at 12/31/09
Issues	39,692	35,843
Interest-bearing debt	21,408	20,948
Total	61,100	56,791
Total non-current	51,356	47,607
Total current	9,744	9,184

The maturity profile of these financial liabilities at December 31, 2010 is as follows:

	Maturity
(Millions of euros)	2011	2012	2013	2014	2015	Subsequent years	Total
Debentures and bonds	4,029	1,933	5,399	5,100	3,809	15,723	35,993
Promissory notes & commercial paper	1,728	-	-	-	-	-	1,728
Other marketable debt securities	-	1,971	-	-	-	-	1,971
Loans and other payables	3,664	3,932	4,567	1,110	4,390	2,244	19,907
Derivative financial liabilities	323	195	93	109	226	555	1,501
TOTAL	9,744	8,031	10,059	6,319	8,425	18,522	61,100

•
The estimate of future interest that would accrue on these financial liabilities held by the Group at December 31, 2010 is as follows: 2,534 million euros in 2011, 2,323 million euros in 2012, 2,119 million euros in 2013, 1,815 million euros in 2014, 1,448 million euros in 2015 and 9,170 million euros in years after 2015. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2010.

•
The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative fair value) and exclude the fair value of derivatives classified as current financial assets, in the amount of 371 million euros, and those classified as non-current, in the amount of 2,566 million euros (i.e., those with a positive fair value).

•	In addition, the amount does not take into account the deferred payment for the acquisition of Brasilcel, N.V. for 1,977 million euros (see Note 5).

The composition of these financial liabilities, by category, at December 31, 2010 and 2009 is as follows:

	December 31, 2010
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	-	-	-	-	-	-	39,692	39,692	39.127
Interest-bearing debt	695	-	806	210	1,291	-	19,907	21,408	19,777
Total financial liabilities	695	-	806	210	1,291	-	59,599	61,100	58,904

	December 31, 2009
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	-	-	-	-	-	-	35,843	35,843	37.890
Interest-bearing debt	705	-	2.285	147	2,843	-	17,958	20,948	20,840
Total financial liabilities	705	-	2.285	147	2,843	-	53,801	56,791	58,730

Some of the financing arranged by various Telefónica Group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.

a)	Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2010 and 2009 is as follows:

Millions of euros	Domestic currency issues	Foreign currency issues	Short-term promissory notes and commercial paper	Other non-current marketable debt securities	Total
Balance at 12/31/08	13,631	12,799	1,595	2,054	30,079
New issues	5,750	2,855	105	-	8,710
Redemptions, conversions and exchanges	(1,152)	(802)	(909)	-	(2,863)
Changes in consolidation scope	-	-	-	-	-
Revaluation and other movements	(654)	535	82	(46)	(83)
Balance at 12/31/09	17,575	15,387	873	2,008	35,843
New issues	2,392	3,879	1,102	-	7,373
Redemptions, conversions and exchanges	(1,269)	(3,634)	(311)	-	(5,214)
Changes in consolidation scope	-	317	-	-	317
Revaluation and other movements	96	1,250	64	(37)	1,373
Balance at 12/31/10	18,794	17,199	1,728	1,971	39,692

Bonds and other marketable debt securities

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V and Telefónica Europe, B.V., all of which are, directly or indirectly, wholly owned subsidiaries of Telefónica, S.A.

Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2010 and 2009, as well as the significant issues made in each year.

Promissory notes & commercial paper

At December 31, 2010, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranted by Telefónica, S.A., for an amount of up to 2,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2010 was 1,613 million euros, carrying an average interest rate of 0.82% (551 million euros at an average rate of 1.17% at December 31, 2009).

On December 13, 2010, Telefónica Móviles, S.A. (Peru) registered a commercial paper program for an equivalent of up to 150 million US dollars. At December 31, 2010, there was no outstanding balance under this program.

On December 20, 2010, Telefónica de Perú, S.A.A. registered a commercial paper program for an equivalent of up to 150 million US dollars. At December 31, 2010, there was no outstanding balance under this program.

Other marketable debt securities

This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:

•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.

b)	Interest-bearing debt

The detail of “Interest-bearing debt” is as follows:

	Balance at 12/31/10			Balance at 12/31/09
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Loans and other payables	3,664	16,243	19,907	1,789	16,169	17,958
Derivative financial liabilities (Note 16)	323	1,178	1,501	1,432	1,558	2,990
Total	3,987	17,421	21,408	3,221	17,727	20,948

The average interest rate on outstanding loans and other payables at December 31, 2010 was 2.56% (3.58% in 2009). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2010 and 2009 and their nominal amounts are provided in Appendix IV.

Interest-bearing debt arranged in 2010 and 2009 mainly includes the following:

•
On February 12, 2010, Telefónica, S.A. entered into a long-term line of credit facility for an aggregate amount of 472 million US dollars at a fixed rate with the guaranty of the Swedish Export Credits Guarantee Board (EKN) for equipment and networks purchases from a supplier in this country. This credit facility is divided into three tranches: a tranche of 232 million US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. At December 31, 2010, there was no outstanding principal amount drawn under this credit facility.

•
On July 28, 2010, Telefónica, S.A. entered into a syndicated facility agreement (“Facility Agreement”) with several domestic and international financial entities in an aggregate amount of up to 8,000 million euros. The Facility Agreement is divided into two tranches: the first, a three-year loan facility in an aggregate amount of up to 5,000 million euros and the second, a five-year revolving credit facility, in an aggregate amount of up to 3,000 million euros. At December 31, 2010, the outstanding principal amount of this credit facility was 6,000 million euros.

The main repayments or maturities of bank interest-bearing debt in 2010 and 2009 are as follows:

•
During 2010, Telefónica, S.A. made several voluntary early repayments under its 6,000 million euros credit facility dated June 28, 2005 in an aggregate amount of 5,700 million euros and  the limit amount was reduced to 650 million euros. At December 31, 2010, the outstanding principal amount was 300 million euros.

•	On July 6, 2009, the syndicated loan facility arranged by Telefónica, S.A. with a group of banks on July 6, 2004, for 3,000 million euros, matured as scheduled.

At December 31, 2010 the Telefónica Group had total undrawn credit lines from various sources amounting approximately 11,000 million euros (exceeding the 7,200 million euros available at December 31, 2009).

Loans by currency

The breakdown of loans by currency at December 31, 2010 and 2009, along with the equivalent value of foreign-currency loans in euros, are as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/10	12/31/09	12/31/10	12/31/09
Euros	11,778	10,835	11,778	10,835
US dollars	2,580	2,498	1,931	1,734
Brazilian reais	3,633	3,114	1,632	1,242
Argentine pesos	1,080	603	203	110
Colombian pesos	8,176,727	7,675,200	3,197	2,610
Yen	16,882	17,258	155	130
Chilean peso	54,886	151,943	88	208
New soles	948	1,120	253	269
Pounds sterling	557	708	648	798
Czech crown	131	301	5	11
Other currencies			17	11
Total Group	N/A	N/A	19,907	17,958

(14)	TRADE AND OTHER PAYABLES

The composition of “Trade and other payables” is as follows:

	12/31/10		12/31/09
Millions of euros	Non- current	Current	Non- current	Current
Trade payables	-	9,038	-	6,963
Advances received on orders	-	83	-	115
Other payables	1,761	8,162	752	5,130
Deferred income	543	1,775	497	1,528
Payable to associates (Note 9)	-	193	-	287
Total	2,304	19,251	1,249	14,023

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on prepay contracts.

Non-current “Other payables” mainly comprises the deferred portion of the payment for acquiring the license for spectrum use in Mexico, in the amount of 1,039 million euros (see Note 6).

The detail of current “Other payables” at December 31, 2010 and 2009 is as follows:

Millions of euros	Balance at 12/31/10	Balance at 12/31/09
Dividends payable by Group companies	199	157
Payables to suppliers of property, plant and equipment, current	4,455	3,598
Accrued employee benefits	780	695
Deferred payment for Brasilcel, N.V. (Note 5)	1,977	-
Other non-financial non-trade payables	751	680
Total	8,162	5,130

Information on deferred payments to suppliers of Spanish companies (Third additional provision, "Information requirement" of Law 15/2010 of July 5th).

In order to comply with Law 15/2010, the Telefónica Group’s Spanish companies have adapted their internal processes and settled 82 million euros during the first days of 2011, corresponding to the amounts pending to be adapted at the end of the year.

(15)	PROVISIONS

The amounts of provisions in 2010 and 2009 are as follows:

	12/31/10			12/31/09
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	916	2,974	3,890	667	3,594	4,261
- Termination plans	898	1,858	2,756	652	2,418	3,070
- Post-employment defined benefit plans	-	829	829	-	911	911
- Other benefits	18	287	305	15	265	280
Other provisions	759	1,891	2,650	296	1,399	1,695
Total	1,675	4,865	6,540	963	4,993	5,956

Employee benefits

a)	Termination plans

In the last few years, the Telefónica Group has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España through various voluntary, universal and non-discriminatory programs, which were announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros. Provisions recorded for this plan at December 31, 2010 and 2009 amounted to 1,825 and 2,283 million euros, respectively.

Furthermore, the Group had recorded provisions totaling 931 million euros (787 million euros at December 31, 2009) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2010 and 2009 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

The movement in provisions for post-employment plans in 2010 and 2009 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/08	3,774
Additions	109
Retirements/amount applied	(1,021)
Transfers	59
Translation differences and accretion	149
Provisions for post-employment plans at 12/31/09	3,070
Additions	406
Retirements/amount applied	(813)
Transfers	(3)
Translation differences and accretion	96
Provisions for post-employment plans at 12/31/10	2,756

b)	Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/10	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	424	208	918	57	272	13	1,892
Assets	-	-	(838)	(63)	(250)	(5)	(1,156)
Net provision before asset ceiling	424	208	80	(6)	22	8	736
Asset ceiling	-	-	-	9	71	-	80
Net provision	424	208	80	3	106	8	829
Net assets	-	-	-	-	13	-	13

12/31/09	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	451	191	922	37	159	11	1,771
Assets	-	-	(744)	(58)	(116)	-	(918)
Net provision before asset ceiling	451	191	178	(21)	43	11	853
Asset ceiling	-	-	-	15	12	-	27
Net provision	451	191	178	-	80	11	911
Net assets	-	-	-	6	25	-	31

The movement in the present value of obligations in 2010 and 2009 is as follows:

	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Present value of obligation at 12/31/08	485	188	587	33	104	12	1,409
Translation differences	-	-	42	-	38	(4)	76
Current service cost	-	7	22	2	1	2	34
Interest cost	16	7	42	2	12	1	80
Actuarial losses and gains	3	(4)	241	-	11	-	251
Benefits paid	(53)	(7)	(18)	-	(7)	-	(85)
Plan curtailments	-	-	6	-	-	-	6
Present value of obligation at 12/31/09	451	191	922	37	159	11	1,771
Translation differences	-	-	31	-	26	-	57
Current service cost	-	8	29	2	4	-	43
Past service costs	-	-	(35)	-	-	-	(35)
Interest cost	15	7	55	2	23	1	103
Actuarial losses and gains	8	9	-	16	2	1	36
Benefits paid	(50)	(7)	(14)	-	(11)	-	(82)
Plan curtailments	-	-	1	-	-	-	1
Inclusion of companies	-	-	-	-	69	-	69
Exclusion of companies	-	-	(71)	-	-	-	(71)
Present value of obligation at 12/31/10	424	208	918	57	272	13	1,892

Movements in the fair value of plan assets in 2010 and 2009 are as follows:

	Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/08	579	51	78	-	708
Translation differences	42	-	29	(3)	68
Expected return on plan assets	43	2	7	3	55
Actuarial losses and gains	59	(2)	5	-	62
Company contributions	36	7	2	-	45
Employee contributions	1	-	-	-	1
Benefits paid	(16)	-	(5)	-	(21)
Fair value of plan assets at 12/31/09	744	58	116	-	918
Translation differences	23	-	25	1	49
Expected return on plan assets	54	2	23	1	80
Actuarial losses and gains	(4)	(5)	4	-	(5)
Company contributions	76	8	4	3	91
Employee contributions	1	-	-	-	1
Benefits paid	(14)	-	(11)	-	(25)
Inclusion of companies	-	-	89	-	89
Exclusion of companies	(42)	-	-	-	(42)
Fair value of plan assets at 12/31/10	838	63	250	5	1,156

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with the asset ceilings of these plans in 2010, 2009 and 2008, before non-controlling interests and before the related tax effect, are as follows:

Millions of euros	2010	2009	2008
Spain	(17)	1	(61)
Europe	(6)	(184)	(85)
Latin America	(71)	(6)	(36)
Total	(94)	(189)	(182)

The Group’s principal defined-benefit plans are:

a)	Plans in Spain:

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

The amount for this provision totaled 424 million euros at December 31, 2010 (451 million euros at December 31, 2009).

b.	Survival: serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 208 million euros at December 31, 2010 (191 million euros at December 31, 2009).

These plans do not have associated assets which qualify as “plan assets” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/10	12/31/09	12/31/10	12/31/09
Discount rate	0.682%-3.417%	0.382%-3.903%	0.682%-3.417%	0.382%-3.903%
Expected rate of salary increase	2.50%	2.50%	-	-
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	92% PERM 2000C/100% PERF 2000 C	92% PERM 2000C/100% PERF 2000 C

b)	Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.

The number of beneficiaries of these plans at December 31, 2010 and 2009 is as follows:

Employees	2010	2009
UK	4,617	4,629
Germany	5,839	5,594

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/10		12/31/09
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.5%	1%	4.6%	3.80%
Nominal rate of pension payment increase	3.5%	2.0%-4.0%	3.6%	1.0%-4.0%
Discount rate	5.6%	6.1%	5.8%	6.1%
Expected inflation	3.5%	2.0%-4.0%	3.6%	1.0%-4.0%
Expected return on plan assets
- Shares	7.5%	N/A	8.0%	N/A
- UK government bonds	-	N/A	4.4%	N/A
- Other bonds	5.2%	N/A	5.3%	N/A
- Rest of assets	4.2%	4.10%-4.25%	4.4% -8.8%	4.25%-4.30%
Mortality tables	Pna00mcfl0.5	Prf. Klaus Heubeck (RT 2005 G)	Pa00mcfl0.5	Prf. Klaus Heubeck (RT 2005 G)

c)	Plans in Latin America:

The subsidiary Telecomunicações de São Paulo, S.A. and its subsidiaries and companies of the Vivo Participaçoes, S.A. group had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/10	12/31/09
Discount rate	10.25%	9.8%
Nominal rate of salary increase	6.54% - 7.20%	6.14% - 6.79%
Expected inflation	5.00%	4.6%
Cost of health insurance	8.15%	7.74%
Expected return on plan assets	10.70% - 11.60%	9.83% - 14.94%
Mortality tables	AT 2000 M/F	AT 83

In addition, Telecomunicações de São Paulo, along with the other companies resulting from the privatisation of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2010, net plan assets amounted to 579 million Brazilian reales (260 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2010 by external and internal actuaries.  The projected unit credit method was used in all cases.

d)	Other benefits

This heading mainly includes the amount recorded by Telefónica Spain related to the accrued portion of long-service bonuses to be awarded to employees after 25 years’ service, amounting to 196 million euros.

Other provisions

The movement in “Other provisions” in 2010 and 2009 is as follows:

Millions of euros
Other provisions at December 31, 2008	1,734
Additions	381
Retirements/amount applied	(571)
Transfers	(29)
Translation differences	180
Other provisions at December 31, 2009	1,695
Additions	733
Retirements/amount applied	(315)
Transfers	112
Inclusion of companies	341
Translation differences	84
Other provisions at December 31, 2010	2,650

“Other provisions” includes the amount recorded in 2007 in relation to the 179 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities.

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 405 million euros in 2010 (270 million euros in 2009).

Finally, “Other Provisions” in 2010 and 2009 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.l.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

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

Share price risk arises primarily from changes in the value of the equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

The Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, the Telefónica Group is exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. The degree of exchange rate hedging  employed varies depending on the type of investment.

At December 31, 2010, net debt in Latin American currencies was equivalent to approximately 8,463 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2010, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,518 million euros, of which 1,126 million euros was related to assets in Latin America and the remaining 392 million euros was related to its investment in China Unicom.

At December 31, 2010, pound sterling-denominated net debt was approximately 2.4 times the value of 2010 operating income excluding the impact of the related depreciation from the “Telefónica Europe” business unit in the United Kingdom. The Telefónica Group’s aim is to maintain the same proportion of pound sterling-denominated net debt to operating income excluding the impact of the related depreciation as the Telefónica Group’s net debt to operating income excluding the impact of the related depreciation ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2010, was equivalent to 4,025 million euros, higher than the 3,799 million euros at December 31, 2009.

To protect the investment in the Czech Republic, the Telefónica Group has net debt denominated in Czech crowns, which at December 31, 2010 was equivalent to 1,568 million euros, almost 36% of the original cost of the investment (compared to 59% of the initial cost of the investment in 2009), a decrease from approximately 2,513 million euros at December 31, 2009. The coverage percentage has been reduced in order to incorporate the management criterion adopted for the pound sterling. Consequently, the ratio of net debt in Czech crowns to operating income excluding the impact of the related depreciation is 1.6 in consolidated terms and 2.3 in proportional terms, currently very close to the net debt to operating income excluding the impact of the related depreciation ratio for the Telefónica Group in 2010.

The Telefónica Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

In 2010, exchange rate management resulted in negative exchange rate differences totaling 112 million euros, compared to 540 million euros in negative differences in 2009.

The following table illustrates the sensitivity of the income statement and equity to changes in exchange rates, where: (i) to calculate the impact on the income statement, the exchange rate position affecting the income statement at the end of 2010 was considered constant during 2011; (ii) to calculate the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries associated with the investment, whose composition is considered constant in 2011 and identical to that existing at the end of 2010. In both cases, Latin American currencies are assumed to depreciate against the US dollar, and the rest of the currencies against the euro by 10%.

Millions of euros Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	105	67
USD vs EUR	10%	1	206
European currencies vs EUR	10%	-	(417)
Latin American currencies vs USD	10%	104	278
All currencies vs EUR	(10)%	(105)	(67)
USD vs EUR	(10)%	(1)	(206)
European currencies vs EUR	(10)%	-	417
Latin American currencies vs USD	(10)%	(104)	(278)

The Group’s monetary position in Venezuela at December 31, 2010 is a net creditor position of 401 million Venezuela bolivars (equivalent to approximately 70 million euros). This leads to a higher financial expense in the amount of 109 million euros.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2010, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar Libor and the Colombian UVR. In nominal terms, at December 31, 2010, 64.9% of the Telefónica Group’s net debt (or 70.0% of long-term net debt) was at rates fixed for a period longer than one year, compared to 52.6% of net debt (50% of long-term net debt) in 2009. Of the remaining 35.1% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 18 percentage points was set for a period of more than one year (7% of long-term net debt), compared to 24 percentage points on debt at floating or fixed rates maturing in less than one year (10.7% of long-term net debt) at December 31, 2009. This decrease in 2010 from 2009 is due to our decision to cancel or not renew an amount equivalent to 491 million euros of caps and floors in euros, US dollars and pounds sterling, following the policy implemented in 2009 in anticipation of a fall in interest rates.

In addition, early retirement liabilities were discounted to present value over the year, using the curve on the swap rate markets. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expenses decreased 20% to 2,649 million euros in 2010, from 3,307 million euros in 2009, mainly due to the impact of Venezuela. Stripping out exchange-rate effects, net financial expense for 2010 totaled 2,537 million euros, an 8% decrease from the 2,767 million euros recorded in 2009.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates,  a 100 basis points increase in interest rates in all currencies in which there are financial positions at December 31, 2010 has been assumed, and a 100 basis points decrease in interest rates in all currencies except the dollar and the pound sterling, to avoid negative rates. The constant position equivalent to that prevailing at the end of 2010 has also been assumed.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis points increase in interest rates in all currencies and in all curve periods where Telefónica has a financial position at December 31, 2010, and a 100 basis points decrease in all currencies and in all periods, have been assumed. In addition, only positions with cash flow hedges have been considered, given that they are the only positions where the change in fair value due to interest rate movements is recorded in equity.

In both cases, only transactions with external counterparties have been considered.

Millions of euros Change in basis points (bp) (*)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(222)	575
-100bp	209	(626)
(*) Impact on results of 100 bp change in interest rates in all currencies, except the pound sterling and the dollar.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) -(see Note 20)- the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk to the company associated with variations in share price under this plan, Telefónica has acquired derivatives that replicate the risk profile of some of the shares deliverable under the plan as explained in Note 20.

During 2010, an incentive plan for Group employees to purchase Telefónica shares, approved at the Ordinary General Shareholders’ Meeting of 2009, was initiated. The cost of this plan will not exceed 50 million euros, as agreed in the aforementioned Ordinary General Shareholders’ Meeting (see Note 20 for further details).

In addition, the Group may use part of the 55,188,046 treasury shares of Telefónica, S.A. held at December 31, 2010 to cover shares deliverable under the PSP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2010, the average maturity of its 55,593 million euros of net financial debt was 5.72 years.

At December 31, 2010, gross financial debt scheduled maturities in 2011 amounted to approximately 11,350 million euros (including the net position of derivative financial instruments, as well as the amount of deferred payment for the acquisition of Brasilcel, for a present value of 1,977 million euros (Note 2)), which is lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2010 (5,423 million euros excluding derivative financial instruments), b) annual cash generation projected for 2011; and c) undrawn credit lines arranged with banks whose original maturity is over one year (an aggregate of more than 7,142 million euros at December 31, 2010), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2010, see Note 13.2 Financial Liabilities and Appendix III.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2010, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 6,834 million euros, which represents 13% of consolidated net financial debt.

Regarding the repatriation of funds to Spain, it has received 3,279 million euros from the Group’s Latin America companies in 2010, of which 1,282 million euros was from dividends, 722 million euros from intra-group loans (payments of interest and repayments of principal), 1,231 million euros from financial investments, and 44 million euros from capital reductions. These amounts were equally offset by additional amounts invested in its Latin American companies, mainly in Chile (869 million euros) and in Mexico (269 million euros). As a result of the foregoing, net funds repatriated to Spain from the Group’s Latin America companies amounted to the equivalent of 2,125 million euros in 2010.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission

(CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) "Remittance of earnings, profits, income, interest and dividends from international investment." Telcel, a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan bolivars in 2008. At December 31, 2010, payment of the dividends approved by the company in the amount of 1,152 million Venezuelan bolivars is pending approval.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica, S.A., the company which places the bulk of the Group’s surpluses, the maximum placement in 2010 was limited to 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above “A-” and/or “A3” by S&P and Moody’s, respectively.

The Telefónica Group considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with its risk-management policy.

Therefore, Telefónica’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage the Group's various units, in order to optimize the risk-reward ratio in its operations. Particular attention is given to those clients that could cause a material impact on the Group's financial statements for which, depending on the segment and type of relation, hedging instruments or collateral may be required to mitigate exposure to credit risk.

All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group's decision making processes, both from a strategic and day to day operating perspective.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2010, these guarantees amounted to approximately 2,062 million euros (see Note 21.d).

Furthermore, in relation to the public offering announced in order to acquire the ordinary shares in Vivo Participaçoes, S.A. that are not held by Brasilcel, described in Note 5, Telefónica has provided the guarantees normally required in this type of transaction, totaling an amount of 818 million euros at December 31, 2010.

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a leverage ratio not exceeding the 2.5x operating income excluding the impact of the related depreciation limit in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Derivatives policy

During 2010, the Group continued to use derivative financial instruments to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2010, the nominal value of outstanding derivatives with external counterparties amounted to 140,272 million euros equivalent, a 6.6% increase from December 31, 2009 (131,614 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

The Telefónica Group’s derivatives policy emphasizes the following points:

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

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3)	Matching the company contracting the derivative and the company that owns the underlying.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4)	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

The Telefónica Group uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.

The Telefónica Group considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

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

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

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

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company chief financial officer (who is responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2010, 2009 and 2008 is as follows:

(Millions of euros)	2010	2009	2008
Interest income	454	528	589
Dividends received	40	45	67
Other financial income	266	151	217
Interest expenses	(2,514)	(3,036)	(3,333)
Ineffective portion of cash flow hedges	(16)	(17)	(71)
Accretion of provisions and other liabilities	(145)	(254)	(453)
Changes in fair value of financial assets at fair value through profit or loss	25	124	341
Changes in fair value of financial liabilities at fair value through profit or loss	(39)	(132)	(115)
Transfer from equity to profit and loss from cash flow hedges	(73)	77	(50)
Transfer from equity to profit and loss from available-for-sale assets	(202)	4	142
(Gain)/loss on fair value hedges	168	(427)	912
Loss/(gain) on adjustment to items hedged by fair value hedges	(211)	439	(883)
Other expenses	(290)	(269)	(184)
Net finance costs excluding foreign exchange differences	(2,537)	(2,767)	(2,821)

The breakdown of Telefónica’s derivatives at December 31, 2010, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

Millions of euros	Fair value: at 12/31/10 (**)	Maturity (notional amount) (*)
Derivatives		2011	2012	2013	Subsequent years	Total
Interest rate hedges	(355)	(5,850)	60	(2,083)	7,202	(671)
Cash flow hedges	266	(3,504)	556	(438)	8,487	5,101
Fair value hedges	(621)	(2,346)	(496)	(1,645)	(1,285)	(5,772)
Exchange rate hedges	(405)	1,329	113	579	4,323	6,344
Cash flow hedges	(404)	1,206	113	579	4,323	6,221
Fair value hedges	(1)	123	-	-	-	123
Interest and exchange rate hedges	(31)	253	272	1,162	2,595	4,282
Cash flow hedges	(87)	191	246	1,148	2,252	3,837
Fair value hedges	56	62	26	14	343	445
Hedge of net investment in foreign operations	(234)	(2,221)	(118)	(160)	(1,030)	(3,529)
Derivatives not designated as hedges	(411)	4,839	318	(289)	(428)	4,440
Interest rate	(245)	4,231	426	(427)	(1,316)	2,914
Exchange rate	(168)	528	(107)	138	888	1,447
Interest and exchange rate	2	80	(1)	-	-	79
(*) For hedges, the positive amount is in terms of fixed “payment.”
For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The breakdown of Telefónica’s derivatives at December 31, 2009, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

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
The Company also has debt assigned to the investment of  944 million US dollars, 2,643 million pounds sterling and 302 million Czech crowns (data in equivalent euros).
(*) For hedges, the positive amount is in terms of fixed “payment.”
For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2010 and 2009 is provided in Appendix III.

(17)	INCOME TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 46 companies in 2010 (40 in 2009).

Deferred taxes

The movements in deferred taxes in 2010 and 2009 are as follows:

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2009	5,971	3,082
Additions	1,221	586
Disposals	(2,270)	(421)
Transfers	(16)	365
Translation differences and hyperinflation adjustments	207	312
Company movements and others	580	2,150
Balance at December 31, 2010	5,693	6,074

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2008	6,980	3,576
Additions	771	188
Disposals	(811)	(955)
Transfers	(864)	(51)
Net international movements	(106)	324
Company movements and others	1	-
Balance at December 31, 2009	5,971	3,082

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by its different companies, tax regulations in the different countries in which these companies operate, and on strategic decisions affecting the companies. In this regard, the expected realization is based on a series of assumptions that may be altered as the corresponding situations continue to develop. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the statement of financial position at December 31, 2010 is as follows:

12/31/2010	Total	Less than 1 year	More than 1 year
Deferred tax assets	5,693	1,837	3,856
Deferred tax liabilities	6,074	382	5,692

Tax credits for loss carryforwards

The available tax loss carryforwards in Spain at December 31, 2010 at the main Group companies amounted to 4,063 million euros (3,643 million euros for companies belonging to the Tax Group)

The consolidated statement of financial position at December 31, 2010 includes a 526 million euro deferred tax asset corresponding to 1,753 million euros of recognized tax loss carryforwards in Spain

The 2002 tax return included a negative adjustment of 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.) arising through the transfer of certain holdings of Group companies acquired in previous years, which was challenged by the Spanish tax authorities. The challenging of this adjustment in the tax audit has not affected the consolidated financial statements as in accordance with past rulings by the tax authorities, which differed from the interpretation put forward by the Company, the Company decided then not to recognize it.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No effect on the consolidated financial statements has been considered until the Company receives a definitive ruling on this procedure.

The O2 Germany group has tax credits and deductible temporary differences incurred in prior years amounting to 8,432 million euros, of which 427 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings. These losses were generated by O2 Germany and the rest of the German subsidiaries of the Telefónica Group prior to the acquisition of the O2 Group. These tax credits do not expire.

Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2010 amounted to 685 million euros.

Deductions

The Group has recognized an amount of 73 million euros of unused tax credits, generated primarily from export activity, in the consolidated statement of financial position at December 31, 2010.

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the consolidated statement of financial position, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities on the consolidated statement of financial position. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2010 and 2009 are as follows:

	Millions of euros
	2010		2009
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Property, plant and equipment	273	467	922	395
Intangible assets	265	4,522	225	2,084
Personnel commitments	956	-	1,088	3
Provisions	1,172	81	769	30
Investments in subsidiaries, associates and joint ventures	443	532	626	147
Other	873	472	702	423
Total	3,982	6,074	4,332	3,082

The net movements of assets and liabilities resulting from temporary differences recognized directly in equity in 2010 and 2009 amounts to 63 million euros and 212 million euros, respectively, as shown in the consolidated statement of comprehensive income.

Tax payables and receivables

Current tax payables and receivables at December 31, 2010 and 2009 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/10	12/31/09
Taxes payable:
Tax withholdings	124	118
Indirect taxes	1,164	897
Social security	228	178
Current income taxes payable	695	872
Other	611	701
Total	2,822	2,766

	Millions of euros
	Balance at	Balance at
	12/31/10	12/31/09
Tax receivables:
Indirect tax	775	662
Current income taxes receivable	338	377
Other	218	207
Total	1,331	1,246

Reconciliation of book profit before taxes to taxable income

The reconciliation between accounting profit and the income tax expense for 2010, 2009 and 2008 is as follows:

	Millions of euros
	2010	2009	2008
Accounting profit before tax	13,901	10,387	10,915
Tax expense at prevailing statutory rate (30%)	4,170	3,116	3,275
Effect of statutory rate in other countries	(52)	(20)	(99)
Variation in tax expense from new taxes	10	(15)	12
Permanent differences	(69)	(402)	243
Changes in deferred tax charge due to changes in tax rate	(21)	-	-
Capitalization of tax deduction and tax relief	(112)	(143)	(175)
Use of loss carryforwards	(134)	(5)	(106)
Increase / (Decrease) in tax expense arising from temporary differences	(42)	(82)	(2)
Other	79	1	(59)
Income tax expense	3,829	2,450	3,089
Breakdown of current/deferred tax expense
Current tax expense	2,455	3,848	3,371
Deferred tax benefit	1,374	(1,398)	(282)
Total income tax expense	3,829	2,450	3,089

The permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement, as well as impacts recognized in profit before tax that do not generate taxable profit. Noteworthy in this respect is the portion of the capital gain obtained from the remeasurement of the previously held investment in Brasilcel (see Note 2), as it relates to temporary differences on investments in subsidiaries (see Note 3.n).

In addition, permanent differences for 2010 include the recognition of tax credits in Mexico and Terra Brasil, in the amounts of 75 million euros and 63 million euros, respectively, based on the estimates of taxable income of each of the companies according to the updated business plan.

In addition, a review of recognized tax assets was carried out at the end of the reporting period. As a result, it was determined that the 864 million euros of tax assets recognized at Colombia Telecomunicaciones, S.A. should be derecognized since the company’s revised business plans do not ensure that there will be sufficient taxable profit to allow the deferred tax asset to be utilized.

As described in Note 2, in December 2009, the European Commission released its decision regarding the investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”), deeming the deduction to be state aid. This decision does not affect investments made before December 21, 2007. As a result of this decision, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 was 591 million euros lower due to the reversal of this liability, included in “Permanent differences” for 2009 in the preceding table.

On September 25, 2002, tax inspections commenced at several companies included in tax group 24/90, of which Telefónica is the parent company for the years from 1998 to 2000.

The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euros.

In April 2007, Telefónica filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees.

On February 22, 2010, Telefónica received the notification of the ruling by the National Court of Justice dated February 4, 2010, in which it partially accepted the Company’s allegations.

On May 18, 2010, the National Court of Justice accepted Telefónica, S.A.'s appeal and ruled on April 5, 2010 to refer the case to the Supreme Court. On June 4, 2010, the tax authorities filed an appeal before the Supreme Court against one of the rulings of the National Court of Justice partially accepting Telefónica’s allegations. In January 2011, Telefónica submitted a brief of opposition against that appeal.

In addition, a new tax inspection commenced in June 2006 and concluded in July 2008.

With respect to the tax group's income tax and in addition to the above with respect to tax amounts considered by Telefónica Móviles, S.A.U. in 2002 (in an amount of 2,137 million euros), the inspection proposed additional adjustments to the tax amounts of approximately 346 million euros. Telefónica the filed an administrative appeal before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company.

On November 16, 2009, Telefónica filed an administrative appeal before the National Court of Justice against the resolution of September 10, 2009. Telefónica, S.A. filed the claim in April 2010.

In June 2010, new inspections of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent, were initiated. The taxes subject to review were corporate income tax for the years 2005 to 2007, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and nonresident income tax for the years 2006 to 2007.

Meanwhile, after the related inspections, tax assessments were raised by the State Treasury of Sao Paulo against Telecomunicações de São Paulo, S.A. -Telesp (“Telesp”) in relation to the Merchandise Circulation Tax (ICMS) -similar to the VAT levied on telecommunications services- for different periods between 2001 and 2007. The aggregate amount of the assessments, updated to take into account interest, fines and other items, is approximately 587 million euros.

Currently, the majority of the appeals filed are in the contentious or judicial stage.

On February 11, 2011, Telefónica del Perú, S.A.A. was notified of the decision of the tax court concluding the administrative instance in the matter regarding income tax for 2000 and 2001 and the respective payments on account, noted by the tax authorities in 2005. The company decided to appeal the decisions at the judicial level, petitioning the courts to overturn the decision, considering that it based on insufficient legal grounds.

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

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last seven years in Argentina

•	The last five years in Brazil, Mexico, Móviles Colombia and the Netherlands.

•	The last four years in Venezuela, Nicaragua and Peru.

•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama.

•	The last two years in Uruguay.

•	In Europe, the main companies within the O2 Group have open to inspection the last two years in the United Kingdom, the last seven years in Germany, and the last three years in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

(18)	DISCONTINUED OPERATIONS

None of the Group’s principal operations were discontinued in 2010, 2009 or 2008.

(19)	REVENUE AND EXPENSES

Revenue from operations:

The breakdown of “Revenue from operations” is as follows:

Millions of euros	2010	2009	2008
Rendering of services	56,434	52,498	53,751
Net sales	4,303	4,233	4,195
Total	60,737	56,731	57,946

Other income

The breakdown of “Other income” is as follows:

	Millions of euros
	2010	2009	2008
Ancillary income	882	584	702
Own work capitalized	737	720	736
Government grants	66	54	59
Gain on disposal of assets	4,184	287	368
Total	5,869	1,645	1,865

The gain on disposal of assets in 2010 includes the capital gain recognized in accordance with IFRS 3 resulting from the remeasurement of the previously held interest in Brasilcel, as described in Note 5, in the amount of 3,797 million euros. It also includes gains on the sale of certain non-strategic Group assets and the sale of Manx, for 260 million euros and 61 million euros, respectively.

The gain on disposal of assets for 2009 primarily included gains of 220 million euros on the sale of Medi Telecom, S.A., while the 2008 amount mainly related to the 143 million euros in income generated on the divestment of Sogecable, S.A.

Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties in Spain and the Czech Republic, which amounted to 3, 47 and 104 million euros in 2010, 2009 and 2008, respectively.

Other expenses

The breakdown of “Other expenses” in 2010, 2009 and 2008 is as follows:

Millions of euros	2010	2009	2008
Leases	1,083	1,068	914
Advertising	1,419	1,123	1,626
Other external services	9,726	7,729	7,539
Taxes other than income tax	1,279	1,203	1,147
Other operating expenses	453	203	250
Change in trade provisions	853	874	748
Losses on disposal of fixed assets and changes in provisions for fixed assets	1	81	88
Total	14,814	12,281	12,312

In 2010, the Group approved firm commitments in connection with the Telefónica Foundation’s social welfare projects, to provide it with adequate financing to enable it to carry out its forecast short and medium-term plans, in the amount of 400 million euros.

Estimated schedule

The estimated payment schedule for the next few years on operating leases, purchase and contractual commitments is as follows:

12/31/10 (Millions of euros)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating leases	8,842	1,327	2,281	1,734	3,500
Purchase and contractual commitments	4,413	1,752	995	582	1,084

The main finance lease transactions are described in Note 22.

Headcount and employee benefits

a) Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2010, 2009 and 2008, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with segment reporting.

	2010		2009		2008
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,313	35,379	35,318	35,338	35,708	35,562
Telefónica Latin America	55,164	60,909	50,709	51,606	49,990	49,849
Telefónica Europe	26,517	25,968	28,249	27,023	28,828	28,888
Subsidiaries and other companies	152,053	162,850	140,875	143,459	137,249	142,736
Total	269,047	285,106	255,151	257,426	251,775	257,035

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2010 were 141,036 and 151,896, respectively.

Of the final headcount at December 31, 2010, approximately 51.5% are women (51.8% and 50.8% at December 31, 2009 and December 31, 2008, respectively).

In 2010, the Group reduced its workforce as part of the integration of its businesses, entailing provisions of 670 million euros in the different companies comprising the Group, including the provision made in Germany for the integration of T. O2 Germany and HanseNet in an amount of 202 million euros.

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

At December 31, 2010, a total of 51,572 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (52,912 and 54,819 at December 31, 2009 and 2008, respectively). The contributions made by the various companies in 2010 amounted to 99 million euros (97 million euros and 98 million euros in 2009 and 2008, respectively).

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

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2010	2009	2008
Depreciation of property, plant and equipment	6,159	6,095	6,303
Amortization of intangible assets	3,144	2,861	2,743
Total	9,303	8,956	9,046

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

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2010	2009	2008
Profit attributable to ordinary equity holders of the parent from continuing operations	10,167	7,776	7,592
Profit attributable to ordinary equity holders of the parent from discontinued operations	-	-	-
Total profit attributable to equity holders of the parent for basic earnings	10,167	7,776	7,592
Adjustment for dilutive effects of the conversion of potential ordinary shares	-	-	-
Total profit attributable to equity holders of the parent for diluted earnings	10,167	7,776	7,592

	Thousands
Number of shares	2010	2009	2008
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,522,228	4,552,656	4,645,852
Telefónica, S.A. “Performance Share Plan” share option plan	6,017	7,908	5,182
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,528,245	4,560,564	4,651,034

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

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2010	2009	2008	2010	2009	2008	2010	2009	2008
Basic earnings per share	2.25	1.71	1.63	-	-	-	2.25	1.71	1.63
Diluted earnings per share	2.25	1.71	1.63	-	-	-	2.25	1.71	1.63

(20)	SHARE-BASED PAYMENT PLANS

At year-end 2010, 2009 and 2008, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2010 are as follows:

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

With the maturity of the plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery at the option of the employee) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deduced from the Company’s treasury shares in 2009.

All the shares included in the first phase of the plan were hedged with a derivative instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered the contracted shares to Telefónica, S.A. These were accounted for as treasury shares.

The second phase of the plan matured on June 30, 2010, with the maximum number of shares allocated as follows:

	No. of shares	Unit value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

With the maturity of the second phase of the plan, in July 2010 a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares prior to delivery, at the option of the employee) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deduced from the Company’s treasury shares in 2010.

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2010 is as follows:

Phase	No. of shares	Unit value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012
5th phase July 1, 2010	5,025,657	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 42, 43 and 38 million euros of employee benefits expenses recorded in 2010, 2009 and 2008, respectively, was made in equity.

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

b)	Telefónica, S.A. share option plan targeted at Telefónica Europe: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at Telefónica Europe. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

The value of theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (12.83 euros) was taken as the reference.

The estimated duration of this plan is also 7 years, with 5 phases, each of 3 years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average: 0%

•	Average: 30%

•	Equal to or higher than the third quartile: 100%

The number of options assigned at December 31, 2010 was 364,601 (412,869 at December 31, 2009).

The fair value at December 31, 2010 of the options delivered in each phase in force at that time was 16.97 euros per option.

This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.

c)	Telefónica, S.A. global share plan: “Global Employee Share Plan”

At the June 23, 2009 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of Telefónica, S.A. shares free of charge.

The initial duration of the plan is intended to be two years. Employees subscribed to the plan can acquire Telefónica, S.A. shares through monthly installments of up to 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a twelve-month period of (acquisition period). The delivery of shares will occur, where applicable, when the plan is consolidated, as of September 1, 2012, subject to a number of conditions:

-	The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

-
The actual number of shares to be delivered at the end of the consolidation period will depend on the number of shares acquired and retained by each employee. Each employee who is a member of the plan, has remained a Group employee, and has retained the shares acquired for an additional twelve-month period after the acquisition date, will be entitled to receive one free share per share acquired and retained at the end of the consolidation period.

The acquisition period began in August 2010, and at December 31, 2010, 41,152 employees had adhered to the plan. This plan will be settled via the delivery of shares to employees; accordingly, the offsetting entry to the related personnel expenses of 11 million euros recognized in 2010 was recorded in equity.

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

Among unresolved cases or those underway in 2010 (see Note 17 for details of tax-related cases), the following are of special note:

1.	Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via a ruling issued on September 21, 2009, and the appellants were charged for the court costs. This ruling was appealed on December 4, 2009.

On June 16, 2010, Telefónica was notified of the written appeal filed by the appellants. Telefónica rejected this appeal, which the Court accepted as filed on January 5, 2011.

2.	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004

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

On April 20, 2010, the Supreme Court issued a ruling upholding the decision of the National Appellate Court overturning the TDC’s ruling, depriving of effect the 57 million euro fine imposed on Telefónica de España and ending the review.

3.	Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license; i.e. 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam GmbH appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Lastly, Quam GmbH filed a new appeal, at third instance, before the Federal Supreme Court for Administrative Cases. This appeal was accepted in June 2010. In September 2010, the Court received the legal grounds for the appeal. A decision is currently pending in the matter.

4.	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing a fine of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Services Users (AUSBANC) filed requests to intervene, which the General Court admitted. On November 4, 2010, the European Competitive Telecommunications Association filed a request to intervene in support of the conclusions of the EC.

5.
Claim against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST)

Vivo Group operators, together with other wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund to pay for the obligations to provide universal service- with retroactive application from 2000. On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the appellants, preventing ANATEL’s decision from being applied.

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

6.	Public civil procedure by the Sao Paulo government against Telesp for alleged reiterated malfunctioning in the services provided by Telesp and compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telesp, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 449 million euros at the December 31, 2010 exchange rate), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued. On May 5, 2010, Telesp filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling.

b)	Commitments

Agreements with Portugal Telecom (Brazil)

In accordance with the agreement signed on July 28, 2010 between Telefónica and Portugal Telecom described in Note 5 for the acquisition by Telefónica of shares representing 50% of the capital stock of Brasilcel, Telefónica still has to make the third and final payment in the amount of 2,000 million euros, due on October 31, 2011. Regarding the final payment, Portugal Telecom may request that this final payment is made early, on July 29, 2011, in which case the acquisition cost (and, accordingly, the amount of the final payment) would be reduced by approximately 25 million euros.

In addition, and within the scope of the same transaction, on October 26, 2010, Telefónica announced a tender offer for the voting shares of Vivo not held by Brasilcel and which represent, approximately, 3.8% of Vivo’s outstanding share capital, subject to regulatory approval. The maximum amount of the offer amounted to approximately 800 million euros, assuming a 100% acceptance of the offer. The tender offer was approved by the Brazilian market regulator on February 11, 2011 (see Note 24).

On December 27, 2010, Vivo Participaçoes and Telecomunicaçoes de Sao Paulo (“Telesp”) announced the start of a potential merger of the shares of Vivo into the share capital of Telesp through a share swap, to be carried out in 2011. The aim of the proposal is to simplify Vivo's and Telesp’s shareholder and organizational structure, while bolstering the Telefónica Group’s competitive position in the Brazilian market

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to the terms of the Framework Investment Agreement signed on April 18, 2006 between Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones, S.A. ESP, shareholders of Colombia Telecomunicaciones, S.A. ESP may offer, from April 28, 2006, at any time and in a single package, all the shares they hold in Colombia Telecomunicaciones, S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, directly or via one of its subsidiaries. The sale/purchase price of each share will be determined based on the per share valuation of each share offered for sale by an independent investment bank designated by agreement between the two parties.

Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license.

In November 2010, the last of the 10 monthly payments scheduled was paid. Therefore, the guarantee expired on that day. Pending is the release letter to be issued by the Italian government.

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2010 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

c)	Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2010 and 2009 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated statement of financial position, respectively.

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

•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica Group’s value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through actions by the Telefónica Group.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

d)	Auditors’ fees

The fees paid to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to 27.71 million euros and 24.07 million euros in 2010 and 2009, respectively.

The detail of these amounts is as follows:

	Millions of euros
	2010	2009
Audit services (1)	25.75	22.62
Audit-related services (2)	1.92	1.40
Tax services (3)	0.03	0.01
All other services (4)	0.01	0.04
TOTAL	27.71	24.07

(1)
Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).

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

Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 0.04 million euros and 1.17 million euros, respectively, corresponding to 50% of the fees by proportionally consolidated companies, were included in 2010 and 2009, respectively.

Fees paid to other auditors in 2010 and 2009 amounted to 28.10 million euros and 21.60 million euros, respectively, as follows:

	Millions of euros
	2010	2009
Audit services	0.75	0.86
Audit-related services	1.26	2.17
Tax services	7.29	3.95
All other services	18.80	14.62
TOTAL	28.10	21.60

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2010 and 2009, a total of 0.02 million euros and 0.24 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.

The amounts disclosed above for 2010 included the fees of Ernst & Young and other auditors in respect of 100% of the consolidated Vivo Group, as this was a controlled interest at year end. In 2009, 50% of these fees were included.

e)	Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

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

Therefore, the compensation paid to Telefónica Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control Committees. In this respect, it was also agreed that executive Board members, other than the Chairman would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Executive Commission and the advisory or control Committees:

(Euros) Position	Board of Directors	Executive Commission	Advisory or Control Committees
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	-
Board member: Executive Proprietary Independent Other external	- 150,000 150,000 150,000	- 100,000 100,000 100,000	- 14,000 14,000 14,000

In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.

Total compensation paid to Telefónica’s Directors for discharging their duties in 2010 amounted to 4,136,167 euros in fixed compensation and 321,250 euros in fees for attending the Board’s Advisory or Control Committees meetings. It should also be noted that the compensation paid to Company Directors sitting on the Boards of other Telefónica Group companies amounted to 1,780,898 euros. In addition, the Company Directors who are members of the regional advisory Committees, including the Telefónica Corporate University Advisory Council, received a total of 556,250 euros in 2010.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica’s Directors for discharging their duties in 2010:

(Euros) Board Members	Board of Directors	Executive Commission	Other Board Committees		TOTAL
			Fixed payment	Attendance fees
Chairman
Mr. César Alierta Izuel	300,000	100,000	-	-	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	-	-	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	-	56,000	26,250	332,250
Members
Mr. Julio Linares López	-	-	-	-	-
Mr. José María Abril Pérez	150,000	100,000	14,000	3,750	267,750
Mr. José Fernando de Almansa Moreno-Barreda	150,000	-	56,000	26,250	232,250
Mr. José María Álvarez-Pallete López	-	-	-	-	-
Mr. David Arculus	150,000	-	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	-	42,000	23,750	215,750
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	23,750	329,750
Mr. Peter Erskine	150,000	100,000	56,000	36,250	342,250
Mr. Alfonso Ferrari Herrero	150,000	100,000	106,167	48,750	404,917
Mr. Luiz Fernando Furlán	150,000	-	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	51,250	399,250
Mr. Pablo Isla Álvarez de Tejera	150,000	-	84,000	18,750	252,750
Mr. Antonio Massanell Lavilla	150,000	-	70,000	31,250	251,250
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	16,250	322,250
TOTAL	2,600,000	800,000	736,167	321,250	4,457,417

In addition, the breakdown of the total paid to executive Directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

ITEMS	2010 (euros)
Salaries	6,356,975
Variable compensation	8,186,448
Compensation in kind (1)	117,290
Contributions to pension plans	25,444
(1) “Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives (see Note 19), the total amount of contributions made by the Telefónica Group in 2010 in respect of executive Directors was 1,925,387 euros.

In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 19), the maximum number of shares corresponding to the third, fourth, and fifth and final phases of the Plan will be given (on July 1, 2011, July 1, 2012 and July 1, 2013) to each of Telefónica’s executive Directors if all the terms established for such delivery are met, is as follows: Mr. César Alierta Izuel (148,818 shares in the third phase, 173,716 shares in the fourth phase, and 170,897 shares in the fifth phase); Mr. Julio Linares López (101,466 shares in the third phase, 130,287 shares in the fourth phase and 128,173 shares in the fifth phase); Mr. José María Álvarez-Pallete López (67,644 shares in the third phase, 78,962 shares in the fourth phase and 77,680 shares in the fifth phase). Similarly, with respect to the execution of the second phase of the Plan in July 2010, since the Total Shareholder Return (TSR) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: Mr. César Alierta Izuel, 116,239 shares; Mr. Julio Linares López, 57,437 shares; Mr. José María Álvarez-Pallete López, 53,204 shares.

Furthermore, at the General Shareholders’ Meeting of Telefónica of June 23, 2009, its shareholders approved the introduction of the “Global Employee Share Plan,” a Telefónica share incentive plan for Group employees worldwide, including executives and executive Directors of the Company (see plan details provided in Note 20.c).

The three executive Directors decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these consolidated financial statements, the three executive Directors had acquired a total of 78 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the external Directors do not receive and did not receive in 2010 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2010 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica, S.A. as a listed company in that market.

Meanwhile, the six senior executives1 of the Company, excluding those that are also Directors, received a total for all items in 2010 of 10,830,531 euros. In addition, the contributions by the Telefónica Group in 2010 with respect to the Pension Plan described in Note 19 for these senior executives amounted to 926,004 euros.

Furthermore, the maximum number of shares corresponding to the third, fourth and fifth phases of the “Performance Share Plan” assigned to the Company’s senior executives for each of the periods is: 306,115 shares for the third phase, 394,779 shares for the fourth phase and 350,485 shares for the fifth phase. Similarly, as explained above, these senior executives received a total of 251,681 shares in the second phase of the Plan.

Lastly, at the date of preparation of these consolidated financial statements, the six senior executives had acquired a total of 152 shares under the aforementioned share incentive plan (Global Employee Share Plan).

g)	Equity interests and positions held or duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company

Pursuant to Article 229 of the Corporate Entreprises Act, approved by Royal Legislative Decree 1/2010 of July 2, details are given below, both for members of the Board of Directors of Telefónica, S.A., and for persons related thereto as set out in Article 231 of the Spanish Corporation Law, of (i) the direct and indirect equity interests held, and (ii) the positions or duties carried out, both of the foregoing in respect to companies whose activity is identical, similar or complementary to the corporate purpose of Telefónica, S.A.

Name	Activity performed	Society	Position or functions	Stake %2
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. David Arculus	Telecommunications	British Sky Broadcasting Group, Plc.	--	< 0.01%
	Telecommunications	BT Group, Plc.	--	< 0.01%

In addition, for information purposes, details are provided below on the positions held or duties performed by the Directors of Telefónica, S.A. in those companies, of the Telefónica Group, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it justifies their appointment as Directors of those companies whose activity is identical, similar or complementary to the corporate purpose of such company.

1
In this context, senior executive are taken as being those individuals who, in fact or in law, perform senior management duties, reporting directly to the Board of Directors or executive Committees or the CEOs thereof, including in all cases the Manager of Internal Audit.

2	In cases where the shareholding is less than 0.01% of share capital, “<0.01%” is noted.

Name	Society	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director
Mr. Julio Linares López	Telefónica de España, S.A.U.	Director
	Telefónica Europe, Plc.	Director
	Telefónica Móviles España, S.A.U.	Director
	Telecom Italia, S.p.A.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. David Arculus	Telefónica Europe, Plc.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
Mr. José María Álvarez-Pallete López	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica Chile, S.A.	Acting Director
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
Mr. Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Ms. María Eva Castillo Sanz	Telefónica Internacional, S.A.U.	Director
	Telefónica O2 Czech Republic, a.s.	First Vice Chairman of Supervisory Board
Mr. Peter Erskine	Telefónica Europe, Plc.	Director

(22)	FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:

a)	Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

Millions of euros	Present value	Revaluation	Pending payment
Within one year	38	1	39
From one to five years	196	28	224
Total	234	29	263

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2010 and 2009, net assets under this lease amounting to 201 and 208 million euros, respectively, were recognized under property, plant and equipment.

b)	Finance lease agreement at Colombia Telecomunicaciones, S.A., ESP.

Similarly, via its subsidiary Colombia Telecomunicaciones, S.A., ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

	Present value	Revaluation	Installments pending payment
2011	111	96	207
2012	147	161	308
2013	142	193	335
2014	136	227	363
2015	131	264	395
Subsequent years	795	3,118	3,913
Total	1,462	4,059	5,521

The net amount of property, plant and equipment recorded under the terms of this lease was 470 million euros at December 31, 2010 (483 million euros at December 31, 2009).

(23)	CASH FLOW ANALYSIS

Net cash from operating activities

Net cash flow from operating activities increased 3.24%, from 16,148 million euros in 2009 to 16,672 million euros in 2010.

In 2010, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 21,306 million euros, 0.69% more than the 21,160 million euros generated in 2009.

This improvement is due to the robust growth of consolidated revenues, which continue to accelerate in all regions, underpinned by significant business diversification and the high level of commercial activity, especially in wireline and wireless broadband. This growth is being driven simultaneously by policies to strengthen customer loyalty and the bundling of voice, broadband and television services, which are critical to the Group's strategy, and the commitment to improving quality, all within a highly competitive environment in the markets in which the Group operates.

Customer collections increased by 8.18% to 72,867 million euros in 2010 (from 67,358 million euros in 2009). Telefónica Latin America continues to enjoy accelerating growth from the advantages afforded by diversification and the commercial effort. Telefónica Europe has seen a sharp rise in revenues, while the businesses in Spain are generating operating cash flow thanks to a considerable and effective commercial effort and cost control.

Accumulated cash payments to suppliers and employees amounted to 51,561 million euros at December 2010, up 11.61% compared to the 46,198 million euros recorded at the end of 2009. This increase was due to a higher supply of terminals in Telefónica Latin America, partially offset by lower wireless termination expenses in Telefónica Spain and Telefónica Europe, and the commercial effort in the three regions. Maximizing the efficiency of the cost structure contributed positively to the generation of operating cash flow.

As compared to 2009, 2010 cash payments to employees have followed the trend resulting from costs associated to the evolution of average headcount.

In 2009, net cash flow from operating activities decreased 1.33% from 16,366 million euros in 2008.

Customer collections decreased by 2.46% to 67,358 million euros in 2009 (from 69,060 million euros in 2008), in line with the performance of revenues from operations in the year.

Cash payments to suppliers and employees accumulated at December 2009 decreased by 4.75% to 46,198 million euros, from 48,500 million euros in 2008. This reduction was the result of cost containment amid efforts to maximize the efficiency of the cost structure. Employee benefits expense rose in 2009 in line with the increase of costs associated to the higher average headcount in the year. In 2009 the Telefónica Group’s operating cash flow was 2.92% higher than the 20,560 million euros recorded in 2008. This increase was due to the strong diversification of the business and the capacity to operate in changing environments, with efficient cost and investment management. Strong commercial efforts helped drive growth in accesses across all operating businesses and regions, helping generate operating cash flow.

Cash flows arising from payments of interest and other finance costs in 2010 fell 0.74% to 2,154 million euros, in line with the reduction in interest rates during the year and despite the rise in financial debt during the year. In 2009, this item amounted to 2,170 million euros, down 25.02% compared to 2008 (2,894 million euros), primarily due to the downward trends in interest rates and the reduction in financial debt during prior periods.

Tax payments amounted to 2,616 million euros in 2010, down 11.1% compared to 2009 (2,942 million euros), primarily due to lower tax payments on account by Telefónica, S.A. during the year (729 million euros). In 2009, this amounted to 1,297 million euros. In 2009, tax payments increased by 1,529 million euros (1,413 million euros in 2008), up 108.21%, mainly due to payments on account of 2009.

Net cash used in investing activities

Net cash used in investing activities increased by 70.5% in 2010, to 15,861 million euros from 9,300 million euros in 2009.

During the year, payments on investments in companies amounted to 5,744 million euros, with the main investments being the acquisition of 50% of Brasilcel, for which a total of 5,047 million euros has been paid to date (net of cash and cash equivalents), the acquisition of 22% of the share capital of DTS, Distribuidora de Televisión Digital S.A. (230 million euros) and the acquisitions in Europe of Jajah Inc. and the German company HanseNet Telekommunikation GmbH (“HanseNet”) for 150 million euros and 207 million euros, respectively, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 1,599 million euros in 2010. This includes payments of 638 million euros for the refinancing entailed in the acquisition of 100% of shares of HanseNet and the financing provided to Telco, S.p.A., for 600 million euros at December 31, 2010.

Collections on divestments in companies in 2010 (552 million euros) primarily relate to divestments in Meditel for 380 million euros and in Manx Telecom Limited for 157 million euros (the latter, net of cash and cash equivalents).

Net cash used in investing activities increased by 2.2% in 2009, to 9,300 million euros from 9,101 million euros in 2008. Payments on investments in companies (net of cash and cash equivalents acquired) decreased 97.8%, from 2,178 million euros at December 31, 2008 to 48 million euros at December 31, 2009. The main investments were the acquisition of shares from non-controlling shareholders of the Telefónica Argentina Group, for 22 million euros, which entailed the acquisition of an additional 1.8% stake and the payment of Telefónica Chile, S.A.’s second takeover for 18 million euros. Payments for investments in 2008 include the acquisition of Telemig by Brasilcel for 347 million euros, the purchase of shares in China Netcom and China Unicom for 688 million euros and 424 million euros, respectively, and the acquisition of 51.8% of Telefónica Chile, S.A. from non-controlling shareholders, for 640 million euros. During this period, payments from financial investments not included in cash equivalents amounted to 1,411 million euros, compared to 114 million euros in 2008. This increase was due to investments in deposits and other long-term financial instruments.

In 2009, collections on divestments in companies amounted to 34 million euros. The main transaction in this respect was the sale of Meditelcom for 20 million euros. In 2008, this figure amounted to 686 million euros, primarily due to the divestment of Sogecable, for 648 million euros.

Payments on investments in property, plant and equipment and intangible assets totaled 8,944 million euros at December 2010, 17.8% higher than the prior year (7,593 million euros). This increase is due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, especially the purchases of spectrum licenses in Mexico and Germany. Payments for investment in property, plant and equipment and intangible assets in 2009 totaled 7,593 million euros, 3.75% less than the prior year (7,889 million euros). This decrease was in line with the plan to decrease acquisitions of property, plant and equipment from 2008 to 2009.

In the period, net short-term financial investments included in cash flows from cash surpluses not included under cash equivalents amounted to 621 million euros. In 2009, net investments amounted to 548 million euros, while in 2008 divestments totaled 76 million euros.

Net cash flow used in financing activities

In 2010, net cash used in financing activities was 130% higher than in 2009 (2,281 million euros), totaling 5,248 million euros, primarily due to the higher dividend distributed by Telefónica, S.A. for 5,872 million euros (4,557 million euros in 2009), the higher cash outflow due to redemption of bonds and debentures upon maturity, totaling 5,482 million euros (1,949 million euros in 2009) and repayments of loans, credit facilities and promissory notes for 7,954 million euros (5,494 million euros in 2009).

Net cash used in financing activities in 2009 totaled 2,281 million euros, 71% less than the 7,765 million euros of 2008, primarily due to the cash inflows of 8,617 million euros from the issuance of debentures and bonds (1,317 million euros in 2008).

(24)	EVENTS AFTER THE REPORTING PERIOD

The following events regarding the Telefónica Group took place between December 31, 2010 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On February 7, 2011, Telefónica Emisiones, S.A.U. issued 1,200 million euros of bonds maturing on February 7, 2017 and guaranteed by Telefónica, S.A. as part of its European medium term notes program ("EMTN") registered with the Financial Services Authority (FSA) in London on June 23, 2010.

On February 16, 2011, Telefónica Emisiones, S.A.U. issued notes in an aggregate principal amount of 2,750 million US dollars under its issuance program registered with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2009. The notes are guaranteed by Telefónica, S.A. This issue entails two tranches: the first for 1,250 million US dollars maturing on February 16, 2016 and the second for 1,500 million US dollars maturing on February 16, 2021.

Extension of the strategic partnership agreement with China Unicom

Expanding on the existing strategic alliance agreement, on January 23, 2011, Telefónica and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Alliance Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.

Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital,

based on the share price in the moment of formalization of mentioned agreement of January 23, 2011, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital. In recognition of China Unicom's stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders' Meeting, in accordance with prevailing legislation and the Company's Bylaws.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

Approval of the tender offer for shares of Vivo Participaçoes

On February 11, 2011, the Brazilian market regulator (C.V.M.) approved the tender offer made by Telefónica, S.A. to holders of voting shares of Vivo Participaçoes, S.A. (see Note 5).

On March 25, 2011, the Board of Directors of each of our controlled subsidiaries, Vivo Participações and Telecomunicações de São Paulo, S.A.—Telesp (“Telesp”), respectively, approved the terms and conditions of a restructuring whereby all shares of Vivo Participações that Telesp does not own will merge into Telesp in exchange for Telesp shares, converting Vivo Participações into a wholly-owned subsidiary of Telesp (the “Restructuring”). [The Restructuring was approved by shareholders of Vivo Participações at an Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by shareholders of Telesp at an Extraordinary General Shareholders’ Meeting held on April 27, 2011.]

On March 30, 2011, Telefónica announced that the Brazilian market regulator (C.V.M) approved, on October 5, 2010, and confirmed, on March 3, 2011, the termination of the BDRs Program in Brazil and the subsequent delisting of Telefónica shares from the São Paulo stock exchange. The termination and delisting process started on March 30, 2011 and it is expected to conclude in the second half of 2011.

Possible divestiture of Atento

On February 24, 2011, Telefónica announced that it is considering a possible divestiture of its subsidiary, Atento Inversiones y Teleservicios, S.A.U., contemplating, among other alternatives, a potential public offering of shares of that company.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE

The following changes took place in the consolidation scope in 2010:

Telefónica Spain

In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) sold its subsidiary Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In August 2010, Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. Following a subsequent rights offering, the Telefónica Group increased its stake in the company’s share capital to 91.38%. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.

Telefónica Latin America

On June 30, 2010, the Telefónica Chile group embarked on a corporate restructuring. The restructuring was executed through the acquisition by Inversiones Telefónica Móviles Holding Limitada of all assets of fixed line telephony in Chile through its acquisition of Telefónica Internacional Chile, Ltda. The acquisition was funded internally through an 869 million euro loan from Telfin Ireland Limited (Irish company of the Group that carries out intragroup financing transactions).

On September 27, 2010, Telefónica acquired 50% of the shares of Brasilcel (a Dutch company that owns shares representing, approximately, 60% of the share capital stock of Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom, having made a first payment, as agreed, of 4,500 million euros. The Brasilcel Group, which was previously proportionately consolidated in the Telefónica Group, has been fully consolidated since September 2010 (100% of all assets and liabilities of the Brazilian group are consolidated). Subsequently, in December 2010, a cross-border merger was completed whereby the Dutch company was taken over by Telefónica, S.A.

Telefónica Europe

In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of Jajah Inc. for 145 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

On December 3, 2009, the Telefónica Group’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros on completion of the transaction. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, British company Manx Telecom Limited was sold for approximately 164 million euros. The sale generated a gain of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Other companies

In April 2010, Chilean company Telefónica Factoring Chile, S.A., which is 50% owned by the Telefónica Group, was incorporated. This company is included in the consolidation scope through the equity method of accounting.

In February 2010, Irish company Telfin Ireland Limited was incorporated, with an initial share capital of approximately 919 million euros, fully subscribed by its sole shareholder Telefónica, S.A. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%. In addition, Telefónica has entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, all subject to net settlement, which grant Telefónica the equivalent total return of the investment. The investment, reflected in the consolidation scope through the equity method of accounting, was removed from the consolidation scope on June 30, 2010.

In December 2010, Telefónica, S.A., through subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of 22% of the capital stock of DTS, Distribuidora de Televisión Digital S.A. for approximately 488 million euros, 228 million euros of which was settled by cancelling the subordinated loan between Telefónica de Contenidos, S.A.U. (as creditor) and Sogecable, S.A. (currently Prisa Televisión, S.A.U., as debtor). This company is included in the consolidation scope using the equity method of accounting

Changes to the 2009 consolidation scope are described in the following sections.

Telefónica Europe

BT Cellnet Ltd and SPT Telecom Finance, B.V. were liquidated. Both fully consolidated companies were excluded from the scope of consolidation of the Telefónica Group.

In December, German company Telefónica Global Services, GmbH, a wholly owned subsidiary of the Telefónica Group, established German company Telefónica Global Roaming, GmbH, with initial capital of 25 thousand euros. The company was fully consolidated in the Telefónica Group.

Telefónica Latin America

Pursuant to Chilean law, on December 1, 2008, Telefónica, S.A., through subsidiary Inversiones Telefónica Internacional Holding, Ltda., launched a second tender offer (“second offer”) for all the shares of Compañía de Telecomunicaciones de Chile, S.A. (CTC) Telefónica did not already hold (representing 3.25% of CTC’s capital).

Upon completion of the second offer, Telefónica’s indirect stake in CTC’s share capital increased from 97.89% to 96.75% at the date the CNMV was notified on January 9, 2009. This Chilean company is still fully consolidated in the Telefónica Group

In order to restructure the Brazilian Vivo Group, on July 27, 2009 Telemig Celular, S.A. was taken over by Telemig Celular Participaçoes, S.A., which in turn was taken over by Vivo Participaçoes, S.A. Subsequent to this operation, the first two companies that had been fully consolidated were excluded from the Telefónica Group. The Telefónica Group still consolidates Vivo Participaçoes, S.A. using proportionate consolidation.

As part of the aforementioned restructuring, on November 19, 2009 Tagilo Participaçoes, Ltda., Sudestecel Participaçoes, Ltda., Avista Participaçoes, Ltda. and Vivo Brasil Comunicações Ltda.

were taken over by Portelcom Participaçoes, S.A. All these companies have been excluded from the scope of consolidation of the Telefónica Group in which they had been previously proportionately consolidated.

On December 3, 2009, following approval by the Comisión Nacional de Valores de la República Argentina, the Argentine securities regulatory, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders for a price of approximately 23 million euros. This acquisition gave the Telefónica Group 100% stake in this Argentinean company. This company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

On October 21, 2009, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) completed the mutual share exchange agreement through which Telefónica, through Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. This involved an investment of approximately 1,000 million US dollars in ordinary shares in the other party. Subsequent to this acquisition, the Telefónica Group has increased its stake in voting capital from 5.38% to 8.06%.

On November 5, 2009, an agreement was reached to repurchase shares from one of the major shareholders of China Unicom, SK Telecom Co., Ltd. ("SKT”). Subsequent to this acquisition and the redemption of these shares, considering the share capital of China Unicom, Telefónica held 8.37% of China Unicom's share capital. The Telefónica Group accounts for this investment using the equity method.

Other companies

In February 2009, Telefónica International Wholesale Services II, S.L. was incorporated with an initial capital of 3,006 euros, fully subscribed and paid up by Telefónica, S.A. The company has been incorporated into the Telefónica Group's financial statements.

In 2009, Telefónica International Wholesale Services II, S.L. incorporated the European companies TIWS Hungary, TIWS Sweden and TIWS Latvia, subscribing and paying up 100% of their respective share capital. All of these companies were included in the Telefónica Group’s consolidation scope using the full consolidation method.

Spanish company Telefónica Remesas, S.A. was incorporated by Telefónica Telecomunicaciones Públicas, S.A., a wholly owned Telefónica Group subsidiary, with initial capital of 0.3 million euros, fully subscribed and paid. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Móviles España, S.A., a 100% owned subsidiary of Telefónica, S.A., sold its 32.18% stake in Moroccan company Medi Telecom, S.A. (Méditel) and the company’s outstanding loans, for 400 million euros to the rest of Méditel’s local partners. This company, which in the prior year was accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.

The Spanish company Atento Teleservicios España, S.A.U., a solely owned subsidiary of the Telefónica Group, was taken over in 2009 by the Dutch company Atento EMEA, B.V. This fully consolidated company was excluded from the scope of consolidation.

Subsequent to Sintonia, S.A. selling its stake in Telco, S.p.A. (Telco), an Italian company that held a 22.45% stake in the telecommunications operator Telecom Italia, S.p.A., Telefónica, S.A. increased its stake in Telco from 42.3% to 46.18%, retaining the effective stake in Telecom Italia,

S.p.A. through this company of 10.36% of its voting share capital. This company is still included in the consolidated financial statements of the Telefónica Group under the equity method.

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

Telefónica Latin America

On September 17, 2008, Telefónica launched a tender offer through its Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that Telefónica did not control directly or indirectly. This amounted to 55.1% of CTC’s share capital. This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares). The offer was structured as a purchase of shares in cash, initially at a price of 1,000 Chilean pesos for class A shares and 900 Chilean pesos for class B shares. On October 11, 2008, the offer price was increased to 1,100 Chilean pesos for class A shares and 990 Chilean pesos for class B shares.

Upon completion of the acceptance period, a total of 496,341,699 shares were tendered, representing 94.11% of the targeted shares, which at that time entailed a total investment of approximately 640 million euros.

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

On June 16, 2006, Telefónica de Argentina, S.A. signed a contract to acquire the shares of Telefónica Data Argentina, S.A. (787,697 shares, representing 97.89% of its share capital) held by Telefónica Data Corp, S.A.U., a wholly owned subsidiary of Telefónica.

After extending the deadline for the sale, on January 28, 2008, Telefónica Data Corp, S.A.U. assumed the obligation to acquire all the shares of Telefónica Data Argentina, S.A. it did not already own (14,948 shares at a price of 224.30 Argentine pesos, representing 1.8578% of share capital). This acquisition was carried out on November 17, 2008.

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

In January 2008, Turmed, S.L. and the Telefónica Group, through its wholly owned Terra Networks Asociadas, S.L. subsidiary, sold their 100% stakes in Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., respectively, to the Spanish company Red Universal de Marketing y Bookings On Line, S.A. (RUMBO). The Telefónica Group accounted for this company using the equity method until February 2008 and then proportionately from March. Subsequently, on October 28, 2008, RUMBO, Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A. were merged, with RUMBO absorbing Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., which were extinguished.

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

As a result, the Telefónica Group indirectly held 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco S.p.A. was included in the Telefónica Group's consolidated financial statements by the equity method.

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

In December 2008, Portugal Telecom, S.G.P.S., S.A. (PT) bought back and cancelled 46,082,677 own shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese stock market code, Telefónica sold 4,264,394 shares of PT, thereby lowering its stake to 10%. This company was still included in the consolidation scope using the equity method.

In December 2008, Telefactoring Colombia, S.A. was incorporated, with start-up capital amounting to 4 billion Colombian pesos, fully subscribed and paid in. Telefónica subscribed and paid 1,620 million Colombian pesos, equivalent to a 40.5% stake. This company had yet to commence operations and was not included in the consolidation scope at the end of 2008.

APPENDIX II: DEBENTURES AND BONDS

The list and main features of outstanding debentures and bonds at December 31, 2010 are as follows (in millions of euros):

Telefónica and its instrumental companies				Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	Final rate	2011	2012	2013	2014	2015	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	6.386%	-	-	-	-	-	61	61
ABN 15Y BOND	EUR	1.0225xGBSW10Y	3.994%	-	-	-	-	50	-	50
Telefónica, S.A.				-	-	-	-	50	61	111
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	8.250%	-	-	-	-	-	935	935
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	-	-	1,500	-	-	-	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	2.110%	-	138		-	-	-	138
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	0.843%	-	138		-	-	-	138
Telefónica Europe, B.V.				-	276	1,500	-	-	1,435	3,211
EMTN O2 EUR (I)	EUR	4.375%	4.375%	-	-	-	-	-	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	3.750%	2,250	-	-	-	-	-	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	-	-	-	-	-	871	871
EMTN O2 GBP (II)	GBP	5.375%	5.375%	-	-	-	-	-	581	581
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	748	-	-	-	-	-	748
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	-	-	-	-	-	935	935
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	-	-	-	-	-	1,497	1,497
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	-	500	-	-	-	-	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	-	-	-	581	-	-	581
TELEF. EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	-	-	-	1,500	-	-	1,500
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	-	120	-	-	-	-	120
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	-	-	-	104	-	-	104
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	-	-	561	-	-	-	561
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	-	-	-	-	-	524	524
TELEF. EMISIONES JUNE 08	EUR	5.580%	5.580%	-	-	1,250	-	-	-	1,250
TELEF. EMISIONES FEBRUARY 09	EUR	5.431%	5.431%	-	-	-	2,000	-	-	2,000
TELEF. EMISIONES APRIL 2016	EUR	5.496%	5.496%	-		-	-	-	1,000	1,000
TELEF. EMISIONES APRIL 2016	EUR	5.496%	5.496%	-	-	-	-	-	500	500
TELEF. EMISIONES JULY 6, 2015	USD	4.949%	4.949%	-	-	-	-	935		935
TELEF. EMISIONES JULY 15, 2019	USD	5.877%	5.877%	-	-	-	-	-	748	748
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	2.853%	-	-	-	-	400	-	400
TELEF. EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	0.616%	-	-	636	-	-	-	636
TELEF. EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	2.070%	-		-	-	-	55	55
TELEF. EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70%	1.757%	-		-	-	-	24	24
TELEF. EMISIONES NOVEMBER 11, 2019	EUR	4.693%	4.693%	-		-	-	-	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	5.289%	-		-	-	-	755	755
TELEF. EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	1.722%	-	-	-	100	-	-	100
TELEF. EMISIONES MARCH 10	EUR	3.406%	3.406%	-		-	-	1,400		1,400
TELEF. EMISIONES APRIL 1, 2010	USD	2.582%	2.582%	-		898	-	-	-	898
TELEF. EMISIONES APRIL 2, 2010	USD	3.729%	3.729%	-		-	-	674	-	674
TELEF. EMISIONES APRIL 3, 2010	USD	5.134%	5.134%	-		-	-	-	1,048	1,048
TELEF. EMISIONES SEPTEMBER 10	EUR	3.661%	3.661%	-	-	-	-	-	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	5.445%	-	-	-	-	-	465	465
Telefónica Emisiones, S.A.U.				2,998	620	3,345	4,285	3,409	13,503	28,160
Total Telefónica, S.A. and instrumental companies				2,998	896	4,845	4,285	3,459	14,999	31,482

Foreign operators			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2011	2012	2013	2014	2015	Subsequent years	Total
Marketable debentures	USD	8.850%	87	-	-	-	-	-	87
Telefónica Argentina, S.A.			87	-	-	-	-	-	87
Series F	UFC	6.00%	2	3	3	2	2	1	13
Series L	UFC	3.75%	-	103	-	-	-	-	103
Series N	UFC	3.50%	-	-	-	172	-	-	172
Series M	CLP	6.05%	-	-	-	33	-	-	33
Telefónica Chile, S.A.			2	106	3	207	2	1	321
Bond A	CLP	5.60%	-	-	-	51	-	-	51
USD bond	USD	2.875%	-	-	-	-	225	-	225
Telefónica Móviles Chile, S.A.			-	-	-	51	225	-	276
Series C	USD	8.50%	2	3	2	-	-	-	7
Series A	USD	7.75%	1	-	-	-	-	-	1
Series B	USD	8.00%	1	1	-	-	-	-	2
Commercial paper	USD	3.75%	4	-	-	-	-	-	4
Commercial paper	USD	3.80%	11	-	-	-	-	-	11
Otecel, S.A.			19	4	2	-	-	-	25
CB TELEFÓNICA FINANZAS MEXICO B	MXN	9.25%	-	212	-	-	-	-	212
T FINANZAS MEX EMISIÓN 0710 FIJ	MXN	8.07%	-	-	-	-	-	121	121
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55bps	-	-	-	242	-	-	242
Telefónica Finanzas México, S.A.			-	212	-	242	-	121	575
T. Peru 4th Program (4th Series A)	PEN	6.625%	-	22	-	-	-	-	22
T. Peru 4th Program (9th Series A)	PEN	6.9375%	15	-	-	-	-	-	15
T. Peru 4th Program (9th Series B)	PEN	6.375%	24	-	-	-	-	-	24
T. Peru 4th Program (10th Series A)	PEN	7.875%	-	8	-	-	-	-	8
T. Peru 4th Program (10th Series B)	PEN	6.4375%	-	14	-	-	-	-	14
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	16	16
T. Peru 4th Program (14th Series B)	PEN	5.9380%	9	-	-	-	-	-	9
T. Peru 4th Program (14th Series C)	PEN	5.750%	12	-	-	-	-	-	12
T. Peru 4th Program (16th Series A)	PEN	6.000%	-	27	-	-	-	-	27
T. Peru 4th Program (16th Series B)	PEN	6.250%	-	-	8	-	-	-	8
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	-	-	-	-	-	16	16
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	-	-	-	-	-	13	13
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	-	-	-	-	-	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	40	40
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	-	-	-	-	-	13	13
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	-	-	-	-	-	13	13
T. Peru 4th Program (40th Series A)	PEN	5.875%	8	-	-	-	-	-	8
T. Peru 4th Program (40th Series B)	PEN	4.875%	4	-	-	-	-	-	4
T. Peru 4th Program (41st Series A)	PEN	7.9375%	-	4	-	-	-	-	4
T. Peru 4th Program (42nd Series A)	PEN	7.3750%	-	-	7	-	-	-	7
T. Peru 4th Program (42nd Series B)	PEN	5.3125%	-	-	5	-	-	-	5
T. Peru 4th Program (42nd Series C)	PEN	6.0625%	-	-	4	-	-	-	4
T. Peru 4th Program (45th Series A)	USD	6.685%	-	-	-	-	-	16	16
T. Peru 5th Program (1st Series A)	PEN	3.50%	8	-	-	-	-	-	8

Foreign operators			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2011	2012	2013	2014	2015	Subsequent years	Total
T. Peru 5th Program (1st Series B)	PEN	3.50%	7	-	-	-	-	-	7
T. Peru 5th Program (3rd Series A)	PEN	4.38%	-	8	-	-	-	-	8
T. Peru 5th Program (5th Series A)	PEN	6.1875%	-	-	6	-	-	-	6
T. Peru 5th Program (25th Series A)	PEN	4.3125%	-	5	-	-	-	-	5
T. Peru 5th Program (25th Series B)	PEN	4.3125%	-	3	-	-	-	-	3
T. Peru 5th Program (25th Series B)	PEN	7.50%	-	-	-	-	-	6	6
T. Peru 5th Program (33rd Series A)	PEN	6.8125%	-	-	-	-	-	16	16
T. Peru 5th Program (22nd Series A)	PEN	VAC + 3.5000%	-	-	-	-	-	16	16
T. Peru Senior Notes	PEN	8.000%	-	-	33	67	67	34	201
Telefónica del Perú, S.A.			87	91	63	67	67	204	579
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	14	-	-	-	-	-	14
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	7	-	-	-	-	-	7
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	12	-	-	-	-	-	12
T.M. Peru 2nd Program (3rd Series A)	PEN	7.4375%	-	-	10	-	-	-	10
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	-	-	5	-	-	-	5
T.M. Peru 1st Program (16th Series A)	PEN	8.1875%	-	-	6	-	-	-	6
T.M. Peru 1st Program (18th Series A)	PEN	6.3125%	-	-	-	11	-	-	11
T.M. Peru 1st Program (3rd Series B)	PEN	6.3750%	-	-	-	17	-	-	17
T. Peru 2nd Program (3rd Series A)	PEN	5.750%	-	-	7	-	-	-	7
T. Peru 2nd Program (9th Series A)	PEN	6.8125%	-	-	-	-	-	16	16
T. Peru 2nd Program (9th Series B)	PEN	6.3750%	-	-	-	-	-	13	13
T. Peru 2nd Program (11th Series A)	PEN	7.750%	-	-	-	-	-	19	19
Telefónica Móviles, S.A. (Peru)			33	-	28	28	-	48	137
Nonconvertible bonds	BRL	1.20 x CDI	90	-	-	-	-	-	90
Nonconvertible bonds	BRL	1.06 x CDI	-	153	-	-	-	-	153
Nonconvertible bonds	BRL	1.08 x CDI	-	44	-	-	-	-	44
Nonconvertible bonds	BRL	1.12 x CDI	-	-	287	-	-	-	287
Nonconvertible bonds	BRL	IPCA + 7%	-	-	-	32	-	-	32
Convertible bonds (Telemig)	BRL	IPCA + 0.5%	-	-	-	-	-	25	25
Vivo Participações, S.A.			90	197	287	32	-	25	631
O2 pounds sterling issue	GBP	7.625%	-	436	-	-	-	-	436
MMO2, Plc			-	436	-	-	-	-	436
Total Issues Other Operators			318	1,046	383	627	294	399	3,067
TOTAL OUTSTANDING DEBENTURES AND BONDS			3,316	1,942	5,228	4,912	3,753	15,398	34,549

The list and main features of outstanding debentures and bonds at December 31, 2009 were as follows (in millions of euros):

Telefónica and its instrumental companies				Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	Final rate	2010	2011	2012	2013	2014	Subsequent	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	6.390%	-	-	-	-	-	57	57
ABN 15Y BOND	EUR	1.0225*GBSW10Y	3.80%	-	-	-	-	-	50	50
TELEFÓNICA FEBRUARY 90 F ZERO - 12.60%	EUR	12.6%	12.600%	4	-	-	-	-	-	4
TELEFÓNICA FEBRUARY 90 F ZERO	EUR	12.82%	12.820%	15	-	-	-	-	-	15
Telefónica, S.A.				19	-	-	-	-	107	126
T. EUROPE BV SEP_00 GLOBAL C	USD	7.75%	7.750%	1,735	-	-	-	-	-	1,735
T. EUROPE BV SEP_00 GLOBAL D	USD	8.25%	8.250%	-	-	-	-	-	868	868
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	-	-	-	1,500	-	-	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.11%	2.110%	-	-	113	-	-	-	113
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.060%	-	-	113	-	-	-	113
Telefónica Europe B.V.				1,735	-	226	1,500	-	1,368	4,829
EMTN O2 EURO (I)	EUR	4.375%	4.375%	-	-	-	-	-	1,750	1,750
EMTN O2 EURO (II)	EUR	3.75%	3.750%	-	2,250	-	-	-	-	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	-	-	-	-	-	844	844
EMTN O2 GBP (II)	GBP	5.375%	5.375%	-	-	-	-	-	563	563
TELEF EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	-	694	-	-	-	-	694
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	-	-	-	-	-	868	868
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	-	-	-	-	-	1,388	1,388
TELEF EMISIONES JULY 06	EUR	1 x EURIBOR3M + 0.35000%	1.083%	1,250	-	-	-	-	-	1,250
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	-	-	500	-	-	-	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	5.888%	-	-	-	-	563	-	563
TELEF EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	1.822%	-	-	-	-	-	55	55
TELEF EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70000%	1.422%	-	-	-	-	-	24	24
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	-	-	-	-	1,500	-	1,500
TELEF EMISIONES JUNE A 07	CZK	1 x CZKPRIB_3M + 0.16000%	1.710%	91	-	-	-	-	-	91
TELEF EMISIONES JUNE B 07	CZK	4.351%	4.351%	-	-	113	-	-	-	113
TELEF EMISIONES JUNE C 07	CZK	4.623%	4.623%	-	-	-	-	98	-	98
TELEF EMISIONES JULY A 07	USD	5.855%	5.855%	-	-	-	521	-	-	521
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	0.609%	-	-	-	590	-	-	590
TELEF EMISIONES JULY C 07	USD	6.221%	6.221%	-	-	-	-	-	486	486
TELEF EMISIONES JUNE 08	EUR	5.58%	5.580%	-	-	-	1,250	-	-	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	5.431%	-	-	-	-	2,000	-	2,000
TELEF EMISIONES APRIL 2016	EUR	5.4960%	5.496%	-	-	-	-	-	1,000	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	2.544%	-	-	-	-	-	400	400
TELEF EMISIONES APRIL 1, 2016	EUR	5.496%	5.496%	-	-	-	-	-	500	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	4.949%	-	-	-	-	-	868	868
TELEF EMISIONES JULY 15, 2019	USD	5.877%	5.877%	-	-	-	-	-	694	694
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	4.693%	-	-	-	-	-	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	5.289%	-	-	-	-	-	732	732
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	1.409%	-	-	-	-	100	-	100
Telefónica Emisiones S.A.U.				1,341	2,944	613	2,361	4,261	11,922	23,442
Total Telefónica, S.A. and its instrumental companies				3,095	2,944	839	3,861	4,261	13,397	28,397

Foreign operators			Maturity
Debentures and bonds	Currency	% Interest rate	2010	2011	2012	2013	2014	Subsequent years	Total
Marketable debentures	USD	9%	101	-	-	-	-	-	101
Marketable debentures	USD	8.85%	-	80	-	-	-	-	80
Telefónica Argentina, S.A.			101	80	-	-	-	-	181
Series F	UF	6.00%	2	2	2	2	2	3	13
Series L	UF	3.75%	-	-	86	-	-	-	86
Series M	CLP	6.05%	-	-	-	-	28	-	28
Series N	UF	3.50%	-	-	-	-	143	-	143
Telefónica de Chile, S.A.			2	2	88	2	173	3	270
Series A	CLP	5.60%	-	-	-	-	44	-	44
Telefónica Móviles Chile, S.A.			-	-	-	-	44	-	44
Series A	USD	7.75%	3	2	-	-	-	-	5
Series B	USD	8.00%	2	2	2	-	-	-	6
Series C	USD	8.50%	3	3	3	3	-	-	12
Otecel, S.A.			8	7	5	3	-	-	23
Peso bonds, Series A	MXN	CETES91 + 0.61%	425	-	-	-	-	-	425
Peso bonds, Series B	MXN	9.250%	-	-	186	-	-	-	186
Telefónica Finanzas México, S.A.			425	-	186	-	-	-	611
O2 pounds sterling issue	GBP	7.625%	-	-	422	-	-	-	422
MMO2, Plc.			-	-	422	-	-	-	422
T. Peru 3rd Program (1st Series)	PEN	VAC + 5.00%	12	-	-	-	-	-	12
T. Peru 4th Program (10th Series A)	PEN	7.8750%	-	-	7	-	-	-	7
T. Peru 4th Program (10th Series B)	PEN	6.4375%	-	-	12	-	-	-	12
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	15	15
T. Peru 4th Program (14th Series A)	PEN	6.3750%	12	-	-	-	-	-	12
T. Peru 4th Program (14th Series B)	PEN	5.9375%	-	8	-	-	-	-	8
T. Peru 4th Program (14th Series C)	PEN	5.7500%	-	11	-	-	-	-	11
T. Peru 4th Program (16th Series A)	PEN	6.0000%	-	-	24	-	-	-	24
T. Peru 4th Program (16th Series B)	PEN	6.2500%	-	-	-	7	-	-	7
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	-	-	-	-	-	15	15
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	-	-	-	-	-	12	12
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	-	-	-	-	-	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	38	38
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	-	-	-	-	-	13	13
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	-	-	-	-	-	12	12
T. Peru 4th Program (4th Series A)	PEN	6.6250%	-	-	19	-	-	-	19
T. Peru 4th Program (40th Series A)	PEN	5.8750%	-	7	-	-	-	-	7
T. Peru 4th Program (40th Series B)	PEN	4.8750%	-	4	-	-	-	-	4
T. Peru 4th Program (41st Series A)	PEN	7.9375%	-	-	4	-	-	-	4
T. Peru 4th Program (42nd Series A)	PEN	7.3750%	-	-	-	6	-	-	6
T. Peru 4th Program (42nd Series B)	PEN	5.3125%	-	-	-	5	-	-	5
T. Peru 4th Program (42nd Series C)	PEN	6.0625%	-	-	-	3	-	-	3
T. Peru 4th Program (45th Series A)	USD	6.6875%	-	-	-	-	-	15	15
T. Peru 4th Program (7th Series C)	PEN	5.5625%	4	-	-	-	-	-	4
T. Peru 4th Program (8th Series A)	PEN	7.3750%	7	-	-	-	-	-	7
T. Peru 4th Program (8th Series B)	PEN	6.2500%	13	-	-	-	-	-	13
T. Peru 4th Program (9th Series A)	PEN	6.9375%	-	14	-	-	-	-	14

Foreign operators			Maturity
Debentures and bonds	Currency	% Interest rate	2010	2011	2012	2013	2014	Subsequent years	Total
T. Peru 4th Program (9th Series B)	PEN	6.3750%	-	21	-	-	-	-	21
T. Peru 5th Program (1st Series A)	PEN	3.5000%	-	7	-	-	-	-	7
T. Peru 5th Program (1st Series B)	PEN	3.5000%	-	6	-	-	-	-	6
T. Peru 5th Program (22nd Series A)	PEN	VAC + 3.5000%	-	-	-	-	-	14	14
T. Peru 5th Program (3rd Series A)	PEN	4.3750%	-	-	7	-	-	-	7
T. Peru 5th Program (5th Series A)	PEN	6.1875%	-	-	-	5	-	-	5
T. Peru Senior Notes	PEN	8.0000%	-	-	-	30	60	91	181
Telefónica del Perú, S.A.A.			48	78	73	56	60	230	545
T.M. Peru 1st Program (16th Series A)	PEN	8.1875%	-	-	-	6	-	-	6
T.M. Peru 1st Program (18th Series A)	PEN	6.3125%	-	-	-	-	10	-	10
T.M. Peru 1st Program (3rd Series B)	PEN	6.3750%	-	-	-	-	15	-	15
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	-	12	-	-	-	-	12
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	-	6	-	-	-	-	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	-	11	-	-	-	-	11
T.M. Peru 2nd Program (3rd Series A)	PEN	7.4375%	-	-	-	8	-	-	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	-	-	-	5	-	-	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375%	11	-	-	-	-	-	11
Telefónica Móviles, S.A. (Peru)			11	29	-	19	25	-	84
Nonconvertible bonds	BRL	104.2% CDI	159	-	-	-	-	-	159
Nonconvertible bonds	BRL	1.20 x CDI	-	40	-	-	-	-	40
Nonconvertible bonds	BRL	1.1355 x CDI	42	-	-	-	-	-	42
Nonconvertible bonds	BRL	1.08 x CDI	-	-	20	-	-	-	20
Nonconvertible bonds	BRL	1.12 x CDI	-	-	-	128	-	-	128
Nonconvertible bonds	BRL	CPI-A + 7%	-	-	-	-	14	-	14
Convertible bonds (Telemig)	BRL	CPI-A + 0.5%	-	-	-	-	-	10	10
Vivo Participações, S.A.			201	40	20	128	14	10	413
Nonconvertible bonds	BRL	1 x CDI + 0.35000%	598	-	-	-	-	-	598
Telesp, S.A.			598	-	-	-	-	-	598
Total issues other operators			1,394	236	794	208	316	243	3,191
TOTAL OUTSTANDING DEBENTURES AND BONDS			4,489	3,180	1,633	4,069	4,577	13,640	31,588

The main debentures and bonds issued by the Group in 2010 are as follows:

Item	Date	Maturity	Nominal value		Currency of issuance	Interest rate
			(millions))	(millions of euros) (1)
EMTN bonds	03-24-10	03-24-15	1,400	1,400	EUR	3.406%
	09-19-10	09-18-17	1,000	1,000	EUR	3.661%
	10-08-10	10-08-29	400	465	GBP	5.445%
SEC bond	04-26-10	04-26-13	1,200	898	USD	2.582%
	04-26-10	04-27-15	900	674	USD	3.729%
	04-26-10	04-27-20	1,400	1,048	USD	5.134%
Telefónica Emisiones, S.A.U.
SEC bond	11-09-10	11-09-15	300	225	USD	2.875%
Telefónica Móviles Chile, S.A.
Stock certificate	07-19-10	07-06-20	2,000	121	MXN	8.07%
	07-19-10	07-14-14	4,000	242	MXN	TIIE28 + 55 bps
Telefónica Finanzas México, S.A. de CV.
Bond	04-23-10	04-23-12	20	5	PEN	4.313%
	04-29-10	04-29-12	12	3	PEN	4.313%
	06-18-10	06-18-16	23	6	PEN	7.5%
	08-20-10	08-23-17	60	16	PEN	6.813%
Telefónica del Perú, S.A.A.
Bond	06-09-10	06-09-13	26	7	PEN	5.75%
	06-09-10	06-09-17	70	19	PEN	7.75%
	09-09-10	09-10-16	60	16	PEN	6.8125%
	10-14-10	10-15-16	50	13	PEN	6.375%
Telefónica Móviles, S.A. (Perú)
	11-19-10	11-13-11	20	15	USD	3.75%
Otecel, S.A.

(1) Exchange rate at December 31, 2010

The main debentures and bonds issued by the Group in 2009 are as follows:

Item	Date	Maturity	Nominal value		Currency of issuance	Interest rate
			(millions)	(millions of euros) (1)
EMTN bonds	02-03-09	02/03/2014	2,000	2,000	EUR	5.431%
	04-01-09	04/01/2016	1,000	1,000	EUR	5.496%
	06-03-09	04/01/2016	500	500	EUR	5.496%
	06-02-09	06/02/2015	400	400	EUR	3-month Euribor + 1.825%
	11-10-09	11/11/2019	1,750	1,750	EUR	4.693%
	12-10-09	12/09/2022	650	732	GBP	5.289%
	12-23-09	12/23/2014	100	100	EUR	3-month Euribor + 0.70%
SEC bond	07-06-09	07/15/2019	1,000	694	USD	5.877%
	07-06-09	01/15/2015	1,250	868	USD	4.949%
Telefónica Emisiones, S.A.U.
Debentures	01-16-09	01/11/2010	105	42	BRL	113.55% CDI
	10-15-09	10/15/2019	49	20	BRL	108% CDI (until 15.10.12 (2))
	10-15-09	10/15/2019	320	128	BRL	112% CDI (until 10/15/13 (2))
	10-15-09	10/15/2019	36	14	BRL	HCPI + 7% (until 10/15/14 (2))
Vivo Participações, S.A.
Bonds	04-15-09	04/01/2014	5	143	UFC	3.50%
	04-22-09	04/01/2014	20,500	28	CLP	6.05%
	08-05-09	07/15/2014	32,000	44	CLP	5.60%
CTC Chile
Bonds	02-12-09	02/12/2012	16,675	4	PEN	7.9375%
	03-27-09	03/27/2013	25	6	PEN	7.3750%
	06-08-09	06/08/2013	14.3	3	PEN	6.0625%
	06-08-09	06/08/2011	15.7	4	PEN	4.8750%
	05-19-09	05/19/2011	30	7	PEN	5.8750%
	05-19-09	05/19/2016	20.5	5	PEN	5.3125%
	04-22-09	04/22/2013	22	15	USD	6.6875%
	06-16-09	06/17/2013	21	5	PEN	6.1875%
	10-20-09	10/20/2011	25	6	PEN	3.5%
	10-20-09	10/20/2012	30	7	PEN	4.375%
	10-07-09	10/07/2021	60	14	PEN	VAC + 3.5%
	09-14-09	09/14/2011	30	7	PEN	3.50%
Telefónica de Perú, S.A.A.
Bonds	01-23-09	01/23/2013	23	6	PEN	8.1875%
	09-22-09	09/23/2014	40	10	PEN	6.3125%
	10-05-09	10/06/2014	62	15	PEN	6.375%
Telefónica Móviles, S.A. (Peru)
Securities	04-01-09 / 06-29-09	03/22/2011	15	7	USD	7.75%
	04-01-09 / 06-10-09	03/16/2012	9	6	USD	8.00%
	04-01-09	03/11/2013	20	14	USD	8.50%
Otecel, S.A.

(1) Exchange rate at December 31, 2009
(2) Date of renegotiation of certain conditions

APPENDIX III: FINANCIAL INSTRUMENTS

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2010 is as follows:

Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent	Total	Underlying debt	Associated derivatives	TOTAL
EURO	6,343	3,777	7,548	3,677	6,933	11,336	39,614	34,588	6,151	40,739
Floating rate	796	1,855	6,862	1,195	2,529	(5,177)	8,060	8,575	(784)	7,791
Spread - Ref Euribor	0.12%	0.59%	0.22%	0.04%	1.16%	11.70%	(6.81%)
Fixed rate	5,547	(228)	(14)	2,482	4,404	15,263	27,454	21,870	6,648	28,518
Interest rate	(0.46%)	3.69%	(157%)	4.78%	3.24%	25.17%	14.86%
Rate cap	-	2,150	700	-	-	1,250	4,100	4,143	287	4,430
OTHER EUROPEAN CURRENCIES	(469)	1,324	170	919	164	3,377	5,485	3,882	1,589	5,471
Instruments in CZK	646	242	164	338	164	-	1,554	45	1,527	1,572
Floating rate	-	116	164	-	164	-	444	-	446	446
Spread	-	(0.00%)	(0.09%)	-	(0.02%)	-	(0.04%)
Fixed rate	646	126	-	338	-	-	1,110	45	1,081	1,126
Interest rate	1.81%	4.17%	-	3.84%	-	-	2.69%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in GBP	(1,115)	1,082	6	581	-	3,377	3,931	3,837	62	3,899
Floating rate	-	238	-	581	-	1,340	2,159	101	1,818	1,919
Spread	-	0.27%	-	-	-	-	0.03%
Fixed rate	(1,115)	437	6	-	-	1,921	1,249	3,210	(1,874)	1,336
Interest rate	(1.99%)	7.57%	6.44%	-	-	17.33%	31.12%
Rate cap	-	407	-	-	-	116	523	526	118	644
AMERICA	(1,035)	1,639	1,982	1,317	830	5,006	9,739	17,237	(8,700)	8,537
Instruments in USD	(257)	10	650	36	27	1,270	1,736	12,880	(11,715)	1,165
Floating rate	(153)	93	480	68	(73)	(86)	329	1,950	(1,787)	163
Spread	1.84%	0.80%	0.69%	0.76%	(0.56%)	0.53%	0.53%
Fixed rate	(114)	(93)	160	(42)	90	1,344	1,345	10,867	(9,931)	936
Interest rate	(23.54%)	3.93%	7.83%	1.05%	27.27%	(86.84%)	(82.40%)
Rate cap	10	10	10	10	10	12	62	63	3	66
Instruments in UYU	(48)	-	-	-	-	-	(48)	2	-	2
Floating rate	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(48)	-	-	-	-	-	(48)	2	-	2
Interest rate	3.40%	-	-	-	-	-	3.40%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in ARS	399	-	-	-	-	15	414	139	252	391
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	399	-	-	-	-	15	414	139	252	391
Interest rate	13.29%	-	-	-	-	-	12.77%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in BRL	(1,127)	662	856	406	299	125	1,221	582	674	1,256
Floating rate	(1,608)	336	460	203	234	34	(341)	(636)	388	(248)
Spread	(0.90%)	3.89%	3.28%	5.57%	1.26%	-	(16.67%)
Fixed rate	481	326	396	203	65	91	1,562	1,218	286	1,504
Interest rate	7.53%	7.60%	4.61%	7.58%	7.77%	27.24%	7.98%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in CLP	(64)	225	110	312	283	-	866	(129)	795	666
Floating rate	(56)	85	24	33	283	-	369	87	689	776
Spread	(2.53%)	1.63%	1.48%	-	0.98%	-	1.60%
Fixed rate	(8)	140	86	279	-	-	497	(216)	106	(110)
Interest rate	(24.06%)	3.86%	3.66%	-	-	-	5.47%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UFC	3	2	2	2	2	2	13	197	121	318
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	3	2	2	2	2	2	13	197	121	318
Interest rate	40.94%	7.45%	6.00%	5.43%	6.00%	6.00%	13.62%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in PEN	60	152	144	124	77	360	917	1,130	125	1,255
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	60	152	144	124	77	360	917	1,130	125	1,255
Interest rate	18.68%	6.23%	6.73%	6.58%	7.95%	31.05%	17.06%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in COP	551	322	154	135	26	5	1,193	561	715	1,276
Floating rate	147	124	129	110	26	5	541	584	-	584

Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent	Total	Underlying debt	Associated derivatives	TOTAL
Spread	2.22%	3.10%	3.11%	3.14%	3.00%	3.00%	2.86%
Fixed rate	404	198	25	25	-	-	652	(23)	715	692
Interest rate	2.42%	8.43%	7.09%	7.09%	-	-	4.60%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UVR	7	-	-	-	52	2,523	2,582	2,582	-	2,582
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	7	-	-	-	52	2,523	2,582	2,582	-	2,582
Interest rate	12.38%	-	-	-	12.38%	74.28%	72.88%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in VEB	(1,082)	-	-	-	-	-	(1,082)	(1,084)	-	(1,084)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(1,082)	-	-	-	-	-	(1,082)	(1,084)	-	(1,084)
Interest rate	1.66%	-	-	-	-	-	1.66%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UDI	45	48	60	54	58	492	757	-	(246)	(246)
Floating rate	45	48	60	54	58	492	757	-	(246)	(246)
Spread	3.56%	3.52%	3.12%	3.09%	3.09%	2.98%	3,07%
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in MXN	484	218	6	248	6	214	1,176	377	579	956
Floating rate	(70)	-	-	242	-	87	259	17	-	17
Spread	0.45%	-	-	0.55%	-	0.46%	0.55%
Fixed rate	554	218	6	6	6	127	917	360	579	939
Interest rate	3.57%	9.10%	4.00%	4.00%	4.00%	5.16%	5.11%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in GTQ	(6)	-	-	-	-	-	(6)	-	-	-
Floating rate	(6)	-	-	-	-	-	(6)	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-
ASIA	(1)	-	-	-	-	-	(1)	295	(301)	(6)
Instruments in JPY	(1)	-	-	-	-	-	(1)	295	(301)	(6)
Floating rate	-	-	-	-	-	-	-	138	(138)	-
Spread	-	-	-	-	-	-	-
Fixed rate	(1)	-	-	-	-	-	(1)	157	(163)	(6)
Interest rate	(0.04%)	-	-	-	-	-	(0.04%)
Rate cap	-	-	-	-	-	-	-	-	-	-
TOTAL:	4,838	6,740	9,700	5,913	7,927	19,719	54,837	56,002	(1,261)	54,741
Floating rate	(905)	2,895	8,179	2,486	3,221	(3,305)	12,571	10,816	386	11,202
Fixed rate	5,733	1,278	811	3,417	4,696	21,646	37,581	40,454	(2,055)	38,399
Rate cap	10	2,567	710	10	10	1,378	4,685	4,732	408	5,140
Currency options							(175)
Other							931

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group’s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes at December 31, 2010:

INTEREST RATE SWAPS
	Maturity
	2011	2012	2013	2014	2015	Subsequent	TOTAL	Fair value
Millions of euros
TRADING PURPOSES								(88)
EUR	-	-	-	-	-	-	-	3
Fixed to fixed	-	-	-	(35)	(20)	-	(55)	(50)
Receiving leg	-	-	-	-	-	-	-
Average interest rate	-	-	-	35	20	-	55	53
Paying leg	-	-	-	1.12%	1.63%	-	1.31%
Average spread	-	-	-	-	-	-	-	(308)
Fixed to floating	(1,685)	(420)	(1,250)	(1,255)	(575)	(2,359)	(7,544)	(6,141)
Receiving leg	4.62%	4.25%	3.46%	2.50%	3.57%	3.37%	3.59%
Average interest rate	1,685	420	1,250	1,255	575	2,359	7,544	5,833
Paying leg	0.00%	0.00%	0.95%	1.56%	0.77%	2.45%	1.24%
Average spread	-	-	-	-	-	-	-	218
Floating to fixed	(5,327)	(175)	(710)	(1,000)	-	(2,185)	(9,397)	(8,812)
Receiving leg	0.00%	0.00%	2.00%	0.00%	-	0.00%	0.15%
Average spread	5,327	175	710	1,000	-	2,185	9,397	9,030
Paying leg	1.03%	2.17%	2.35%	3.43%	-	3.32%	1.94%
Average interest rate	-	-	-	-	-	-	-	(1)
Floating to floating	-	-	-	-	(50)	-	(50)	(52)
Receiving leg	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	50	-	50	51
Paying leg	-	-	-	-	-	-	-
Average spread	-	-	-	-	-	-	-	6
USD	-	-	-	-	-	-	-	(13)
Fixed to floating	(68)	-	-	-	(37)	(322)	(427)	(440)
Receiving leg	3.08%	-	-	-	0.00%	3.26%	2.95%
Average interest rate	68	-	-	-	37	322	427	427
Paying leg	-	-	-	-	1.04%	-	0.09%
Average spread	-	-	-	-	-	-	-	19
Floating to fixed	(206)	(67)	(449)	-	(102)	(876)	(1,700)	(633)
Receiving leg	0.35%	3.99%	3.61%	-	-	-	1.15%
Average spread	206	67	449	-	102	876	1,700	652
Paying leg	0.50%	-	-	-	2.52%	3.54%	2.03%	-

NON TRADING PURPOSES
EUR	-	-	-	-	-	-	-	(784)
Fixed to floating	-	-	-	-	-	-	-	(661)
Receiving leg	(2,039)	(504)	(1,654)	(3,055)	(1,005)	(3,318)	(11,575)	(12,218)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.78%
Paying leg	2,039	504	1,654	3,055	1,005	3,318	11,575	11,557
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.16%
Floating to fixed	-	-	-	-	-	-	-	(123)
Receiving leg	(11,699)	(556)	(550)	(2,230)	(5,412)	(11,832)	(32,279)	(15,695)
Average spread	0.19%	-	-	3.48%	2.35%	-	0.70%
Paying leg	11,699	556	550	2,230	5,412	11,832	32,279	15,572
Average interest rate	2.64%	2.82%	3.74%	-	1.09%	3.72%	3.01%	-
USD	-	-	-	-	-	-	-	(880)
Fixed to floating	-	-	-	-	-	-	-	(928)
Receiving leg	(776)	(42)	(1,501)	(42)	(1,875)	(4,891)	(9,127)	(9,539)
Average interest rate	-	3.90%	-	5.52%	-	4.84%	2.64%
Paying leg	776	42	1,501	42	1,875	4,891	9,127	8,611
Average spread		-		-		-	-	-
Floating to fixed	-	-	-	-	-	-	-	48
Receiving leg	(28)	(28)	(664)	(28)	(28)	(28)	(804)	(802)
Average spread	-	-	-	-	-	-	-
Paying leg	28	28	664	28	28	28	804	850
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	4.31%	-
MXN	-	-	-	-	-	-	-	(1)
Floating to fixed	-	-	-	-	-	-	-	(1)
Receiving leg	(85)	-	-	-	-	(121)	(206)	(69)

Average spread	0.61%						0.25%	-
Paying leg	85	-	-	-	-	121	206	68
Average interest rate	8.16%						3.37%	-
GBP	-	-	-	-	-	-	-	2
Fixed to floating	-	-	-	-	-	-	-	(64)
Receiving leg	-	-	-	(581)	-	(1,220)	(1,801)	(1,867)
Average interest rate				5.25%	-	3.92%	2.66%	-
Paying leg	-	-	-	581	-	1,220	1,801	1,803
Average spread					-	1.64%	1.11%	-
Floating to fixed	-	-	-	-	-	-	-	66
Receiving leg	(628)	-	-	-	-	(470)	(1,098)	(1,099)
Average spread		-				-	-	-
Paying leg	628	-	-	-	-	470	1,098	1,165
Average interest rate		5.12%				4.96%	2.13%	-
JPY	-	-	-	-	-	-	-	(4)
Fixed to floating	-	-	-	-	-	-	-	(4)
Receiving leg	-	-	(138)	-	-	-	(138)	(142)
Average interest rate			1.68%				1.68%	-
Paying leg	-	-	138	-	-	-	138	138
Average spread				-	-		-	-
CLP	-	-	-	-	-	-	-	(35)
Fixed to floating	-	-	-	-	-	-	-	1
Receiving leg	-	-	(24)	(33)	-	-	(57)	(56)
Average interest rate			4.12%	4.51%	-		2.39%	-
Paying leg	-	-	24	33	-	-	57	57
Average spread				-	-		-	-
Floating to fixed	-	-	-	-	-	-	-	(36)
Receiving leg	(297)	(60)	(110)	-	-	-	(467)	(355)
Average spread	1.55%	-	-	-			0.98%	-
Paying leg	297	60	110	-	-	-	467	319
Average interest rate	-	1.82%	3.74%				1.11%	-

Foreign exchange and interest rate options, by maturity, at December 31, 2010 are as follows:

	CURRENCY OPTIONS
	MATURITIES
	2011	2012	2013	2014	2015	Subsequent
Put USD / Call EUR
Notional amount of options bought	217	-	154	-	186	1,609
Strike	1.59%	-	1.49%	-	1.54%	1.38%
Notional amount of options sold	195	-	-	-	-	831
Strike	1.49%	-	-	-	-	1.20%

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2011	2012	2013	2014	Subsequent
Collars
Notional amount of options bought	-	1,406,622,132	-	-	2,179,179,407
Strike Cap	-	4.718%	-	-	4.63%
Strike Floor	-	3.204%	-	-	3.48%
Caps
Notional amount of options bought	-	4,430,888,760	-	-	-
Strike	-	4.031%	-	-	-
Notional amount of options sold	-	5,837,510,892	-	-	2,179,179,407
Strike	-	3.669%	-	-	5.032%
Floors
Notional amount of options bought	-	1,706,622,132	-	-	2,121,333,140
Strike	-	0.764%	-	-	0.786%
Notional amount of options sold	-	700,000,000	-	-	-
Strike	-	2.147%	-	-	-

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2011	2012	2013	2014	2015	Subsequent	Total
Currency swaps
Receive	ARS	-	-	-	-	-	-	-
Pay	ARS	(54)	-	-	-	-	-	(54)
Receive	BRL	75	-	-	-	-	-	75
Pay	BRL	(202)	(73)	(5)	(84)	(199)	-	(563)
Receive	CLP	204	95	110	-	284	-	693
Pay	CLP	(408)	(271)	(221)	(228)	(565)	-	(1,693)
Receive	COP	-	-	-	-	-	-	-
Pay	COP	(198)	(198)	(25)	(25)	-	-	(446)
Receive	CZK	-	-	-	-	-	-	-
Pay	CZK	(117)	(117)	(164)	(235)	(164)	-	(797)
Receive	EUR	978	323	160	281	163	588	2,493
Pay	EUR	(870)	(485)	(2,928)	(41)	(3,145)	(8,286)	(15,755)
Receive	GBP	-	-	-	-	-	-	-
Pay	GBP	(628)	-	-	-	-	(470)	(1,098)
Receive	JPY	18	552	-	-	-	138	708
Pay	JPY	-	-	-	-	-	-	-
Receive	MAD	-	89	-	-	-	-	89
Pay	MAD	-	(89)	-	-	-	-	(89)

Receive	MXN	-	-	-	-	-	-	-
Pay	MXN	(12)	(12)	(12)	(12)	(12)	(182)	(242)
Receive	PEN	-	-	-	-	-	-	-
Pay	PEN	(17)	(28)	(19)	(14)	(14)	(54)	(146)
Receive	UFC	41	206	-	171	-	-	418
Pay	UFC	(133)	(103)	-	-	-	-	(236)
Receive	USD	1,526	225	3,224	151	4,007	8,104	17,237
Pay	USD	(185)	-	(112)	-	(268)	-	(565)
Receive	UDI	12	12	12	12	12	186	246
Pay	UDI	-	-	-	-	-	-	-
TOTAL		30	126	20	(24)	99	24	275
Forwards
Receive	ARS	-	-	-	-	-	-	-
Pay	ARS	(229)	-	-	-	-	-	(229)
Receive	BRL	-	-	-	-	-	-	-
Pay	BRL	(156)	-	-	-	-	-	(156)
Receive	CLP	129	-	-	-	-	-	129
Pay	CLP	(129)	-	-	-	-	-	(129)
Receive	COP	65	-	-	-	-	-	65
Pay	COP	(295)	-	-	-	-	-	(295)
Receive	CZK	-	-	-	-	-	-	-
Pay	CZK	(718)	-	-	-	-	-	(718)
Receive	EUR	3,357	-	-	-	-	-	3,357
Pay	EUR	(3,055)	(32)	(18)	-	-	-	(3,105)
Receive	GBP	2,257	8	-	-	-	-	2,265
Pay	GBP	(1,031)	-	-	-	-	-	(1,031)
Receive	MXN	286	-	-	-	-	-	286
Pay	MXN	(746)	-	-	-	-	-	(746)
Receive	PEN	42	2	-	-	-	-	44
Pay	PEN	(12)	-	-	-	-	-	(12)
Receive	UFC	-	-	-	-	-	-	-
Pay	UFC	(11)	-	-	-	-	-	(11)
Receive	USD	2,351	26	21	-	-	-	2,398
Pay	USD	(2,107)	(2)	-	-	-	-	(2,109)
TOTAL		(2)	2	3	-	-	-	3

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2009 was as follows:

Fair value
Millions of Euros	2010	2011	2012	2013	2014	Subsequent	Total	Underlying debt	Associated derivatives	TOTAL
EURO	(1,933)	8,517	3,998	3,917	3,336	11,493	29,328	24,400	5,234	29,634
Floating rate	(6,551)	5,197	515	3,879	2,514	(42)	5,512	9,421	(3,865)	5,556
Spread - Ref Euribor	(0.14%)	0.25%	1.49%	0.05%	0.03%	(11.71%)	(10.03%)
Fixed rate	4,618	3,320	133	38	822	10,285	19,216	10,347	9,109	19,456
Interest rate	4.47%	1.88%	(4.63%)	67.24%	10.33%	27.37%	106.66%	-	-
Rate cap	-	-	3,350	-	-	1,250	4,600	4,632	(10)	4,622
OTHER EUROPEAN CURRENCIES	60	805	1,271	172	883	2,581	5,772	4,263	1,875	6,138
Instruments in CZK	1,855	123	224	-	320	(14)	2,508	321	2,212	2,533
Floating rate	283	-	111	-	-	-	394	91	304	395
Spread	0.07%	-	(0.00%)	-	-	-	0.07%
Fixed rate	1,572	123	113	-	320	(14)	2,114	230	1,908	2,138
Interest rate	2.03%	3.43%	4.35%	-	3.84%	3.84%	17.49%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-

Fair value
Millions of Euros	2010	2011	2012	2013	2014	Subsequent	Total	Underlying debt	Associated derivatives	TOTAL
Instruments in GBP	(1,795)	682	1,047	172	563	2,595	3,264	3,942	(337)	3,605
Floating rate	-	55	231	166	563	619	1,634	320	1,420	1,740
Spread	-	(0.50%)	0.27%	0.27%	-	-	0.04%
Fixed rate	(1,795)	627	422	6	-	1,863	1,123	3,111	(1,757)	1,354
Interest rate	0.88%	5.12%	7.63%	6.44%	-	15.71%	35.78%	-	-
Rate cap	-	-	394	-	-	113	507	511	-	511
AMERICA	(1,136)	1,349	1,089	1,344	830	4,138	7,614	13,663	(6,802)	6,861
Instruments in USD	(200)	87	45	629	56	1,325	1,942	11,208	(9,622)	1,586
Floating rate	291	(152)	90	436	19	21	705	1,560	(1,094)	466
Spread	0.19%	1.98%	0.82%	0.61%	0.35%	0.70%	4.66%
Fixed rate	(501)	229	(55)	183	27	1,285	1,168	9,580	(8,528)	1,052
Interest rate	(0.60%)	9.48%	4.06%	3.53%	3.80%	23.38%	43.65%	-	-
Rate cap	10	10	10	10	10	19	69	68	-	68
Instruments in UYU	(12)	2	-	-	-	-	(10)	1	-	1
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(12)	2	-	-	-	-	(10)	1	-	1
Interest rate	1.15%	3.75%	-	-	-	-	4.90%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in ARS	216	143	-	-	-	-	359	(120)	461	341
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	216	143	-	-	-	-	359	(120)	461	341
Interest rate	12.18%	14.68%	-	-	-	-	26.86%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in BRL	(113)	331	309	400	243	291	1,461	972	448	1,420
Floating rate	(233)	245	217	340	219	168	956	753	176	929
Spread	(4.10%)	3.03%	3.37%	2.16%	3.10%	1.60%	9.16%
Fixed rate	120	86	92	60	24	123	505	219	272	491
Interest rate	11.63%	9.59%	9.74%	5.29%	9.93%	19.16%	65.34%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in CLP	74	206	192	95	267	-	834	(34)	830	796
Floating rate	209	110	73	21	28	-	441	105	353	458
Spread	0.60%	1.10%	1.63%	1.48%	-	-	4.81%
Fixed rate	(135)	96	119	74	239	-	393	(139)	477	338
Interest rate	0.16%	1.81%	3.86%	3.66%	5.97%	-	15.46%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UFC	(77)	80	2	2	2	3	12	(296)	(264)	(560)
Floating rate	-	-	-	-	-	-	-	-	(103)	(103)
Spread	-	-	-	-	-	-	-
Fixed rate	(77)	80	2	2	2	3	12	(296)	(161)	(457)
Interest rate	1.23%	4.43%	7.45%	6.00%	5.43%	12.00%	36.54%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in PEN	84	246	102	89	103	315	939	827	143	970
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	84	246	102	89	103	315	939	827	143	970
Interest rate	11.43%	5.23%	6.56%	7.25%	7.61%	36.07%	74.15%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in COP	200	254	253	129	159	-	995	563	670	1,233
Floating rate	9	59	81	108	138	-	395	409	-	409
Spread	3.19%	2.74%	2.86%	2.96%	3.28%	-	15.03%
Fixed rate	191	195	172	21	21	-	600	154	670	824
Interest rate	7.85%	8.27%	8.43%	7.09%	7.09%	-	38.73%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UVR	-	-	-	-	-	2,175	2,175	2,175	-	2,175
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	2,175	2,175	2,175	-	2,175
Interest rate	-	-	-	-	-	23.01%	23.01%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in VEB	(2,264)	-	-	-	-	-	(2,264)	(2,263)	-	(2,263)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(2,264)	-	-	-	-	-	(2,264)	(2,263)	-	(2,263)
Interest rate	0.98%	-	-	-	-	-	0.98%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in MXN	959	-	186	-	-	29	1,174	633	532	1,165
Floating rate	263	-	-	-	-	-	263	421	3	424
Spread	0.61%	-	-	-	-	-	0.61%

Fair value
Millions of Euros	2010	2011	2012	2013	2014	Subsequent	Total	Underlying debt	Associated derivatives	TOTAL
Fixed rate	696	-	186	-	-	29	911	212	529	741
Interest rate	5.74%	-	9.25%	-	-	12.52%	27.51%	-	-
Rate cap
Instruments in GTQ	(3)	-	-	-	-	-	(3)	(3)	-	(3)
Floating rate	(3)	-	-	-	-	-	(3)	(3)	-	(3)
Spread	0.01%	-	-	-	-	-	0.01%
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-
ASIA	-	-	-	-	-	-	-	207	(250)	(43)
Instruments in JPY	-	-	-	-	-	-	-	207	(250)	(43)
Floating rate	-	-	-	-	-	-	-	113	(113)	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	94	(137)	(43)
Interest rate	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
AFRICA	-	-	88	-	-	-	88	-	84	84
Instruments in MAD	-	-	88	-	-	-	88	-	84	84
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	88	-	-	-	88	-	84	84
Interest rate	-	-	4.54%	-	-	-	4.54%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
TOTAL	(3,009)	10,671	6,446	5,433	5,049	18,212	42,802	42,533	141	42,674
Floating rate	(5,732)	5,514	1,318	4,950	3,481	766	10,297	13,190	(2,919)	10,271
Fixed rate	2,713	5,147	1,374	473	1,558	16,064	27,329	24,132	3,070	27,202
Rate cap	10	10	3,754	10	10	1,382	5,176	5,211	(10)	5,201
Currency options							(99)
Other							848

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group’s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes at December 31, 2009.

INTEREST RATE SWAPS
	Maturity
Millions of euros	2010	2011	2012	2013	2014	Subsequent	TOTAL	Fair value
TRADING PURPOSES
EUR								(214)
Fixed to floating	-	-	-	-	-	-	-	(389)
Receiving leg	(790)	(1,685)	(420)	(1,250)	(1,065)	(1,736)	(6,946)	(5,823)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.67%
Paying leg	790	1,685	420	1,250	1,065	1,736	6,946	5,434
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.11%
Floating to fixed	-	-	-	-	-	-	-	575
Receiving leg	(8,742)	(935)	(231)	(710)	(950)	(2,195)	(13,763)	(11,185)
Average spread	0.10%	-	-	-	-	-	0.07%	-
Paying leg	8,742	935	231	710	950	2,195	13,763	11,760
Average interest rate	1.31%	1.57%	2.18%	2.18%	3.52%	3.27%	1.84%	-
USD	-	-	-	-	-	-	-	(37)
Fixed to floating	-	-	-	-	-	-	-	(28)
Receiving leg	(594)	(63)	-	-	-	(229)	(886)	(914)
Average interest rate	0	3.08%				3.74%	4.43%	-
Paying leg	594	63	-	-	-	229	886	886
Average spread	-	-				-	-	-
Floating to fixed	-	-	-	-	-	-	-	(9)
Receiving leg	(486)	(191)	(451)	(416)	-	(635)	(2,179)	(473)
Average spread	0.20%	0.35%	3.99%	3.61%		-	1.59%	-
Paying leg	486	191	451	416	-	635	2,179	464
Average interest rate	2.62%	0.50%	-	-		3.68%	1.70%	-
MXN	-	-	-	-	-	-	-	-
Floating to fixed	-	-	-	-	-	-	-	-
Receiving leg	(1)	-	-	-	-	-	(1)	(1)
Average spread	(0.54%)						(0.54%)
Paying leg	1	-	-	-	-	-	1	1
Average interest rate	8.43%						8.43%

NON TRADING PURPOSES
EUR	-	-	-	-	-	-	-	(274)
Fixed to floating	-	-	-	-	-	-	-	(669)
Receiving leg	(5,088)	(2,039)	(504)	(1,654)	(3,055)	(3,313)	(15,653)	(13,806)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.51%	-
Paying leg	5,088	2,039	504	1,654	3,055	3,313	15,653	13,137
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.27%	-
Floating to fixed	-	-	-	-	-	-	-	395
Receiving leg	(5,312)	(3,949)	(500)	(550)	(730)	(7,503)	(18,544)	(14,842)
Average spread	0.19%	-	-	3.48%	2.35%	-	0.25%	-
Paying leg	5,312	3,949	500	550	730	7,503	18,544	15,237
Average interest rate	2.64%	2.82%	3.74%	-	1.09%	3.72%	3.01%	-
CZK	-	-	-	-	-	-	-	5
Floating to fixed	-	-	-	-	-	-	-	5
Receiving leg	(430)	-	-	-	-	-	(430)	(430)
Average spread	0.01%						0.01%	-
Paying leg	430	-	-	-	-	-	430	435
Average interest rate	3.35%						3.35%	-
USD	-	-	-	-	-	-	-	(547)
Fixed to floating	-	-	-	-	-	-	-	(583)
Receiving leg	-	(694)	-	(521)	-	(4,304)	(5,519)	(6,103)
Average interest rate		3.90%		5.52%		4.84%	4.79%	-
Paying leg	-	694	-	521	-	4,304	5,519	5,520
Average spread		-		-		-	-	-
Floating to fixed	-	-	-	-	-	-	-	36
Receiving leg	(26)	(26)	(26)	(616)	(26)	(51)	(771)	(769)
Average spread	-	-	-	-	-	-	-	-
Paying leg	26	26	26	616	26	51	771	805
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	3.55%	-
	-	-	-	-	-	-
BRL	-	-	-	-	-	-	-	-
Floating to floating	-	-	-	-	-	-	-	-

Receiving leg	(598)	-	-	-	-	-	(598)	(483)
Average spread	0.35%						0.35%	-
Paying leg	598	-	-	-	-	-	598	483
Average spread	-						-	-
MXN	-	-	-	-	-	-	-	3
Floating to fixed	-	-	-	-	-	-	-	3
Receiving leg	(159)	-	-	-	-	-	(159)	(166)
Average spread	0.61%						0.61%	-
Paying leg	159	-	-	-	-	-	159	169
Average interest rate	8.16%						8.16%	-
GBP	-	-	-	-	-	-	-	22
Fixed to floating	-	-	-	-	-	-	-	216
Receiving leg	-	-	-	-	(563)	(732)	(1,295)	(1,341)
Average interest rate					5.25%	3.92%	4.50%	-
Paying leg	-	-	-	-	563	732	1,295	1,557
Average spread					-	1.64%	0.92%	-
Floating to fixed	-	-	-	-	-	-	-	(194)
Receiving leg	-	(609)	-	-	-	(455)	(1,064)	(1,065)
Average spread		-				-	-	-
Paying leg	-	609	-	-	-	455	1,064	871
Average interest rate		5.12%				4.96%	5.05%	-
JPY	-	-	-	-	-	-	-	(4)
Fixed to floating	-	-	-	-	-	-	-	(4)
Receiving leg	-	-	(113)	-	-	-	(113)	(117)
Average interest rate			1.68%				1.68%	-
Paying leg	-	-	113	-	-	-	113	113
Average spread				-	-		-	-
CLP	-	-	-	-	-	-	-	-
Fixed to floating	-	-	-	-	-	-	-	1
Receiving leg	-	-	-	(21)	(28)	-	(49)	(48)
Average interest rate				4.12%	4.51%		4.34%	-
Paying leg	-	-	-	21	28	-	49	49
Average spread				-	-		-	-
Floating to fixed	-	-	-	-	-	-	-	(1)
Receiving leg	(82)	(96)	(51)	(95)	-	-	(324)	(147)
Average spread	1.55%	-	-	-			0.39%	-
Paying leg	82	96	51	95	-	-	324	146
Average interest rate	-	1.82%	3.74%	3.76%			2.23%	-

Foreign exchange and interest rate options, by maturity, at December 31, 2009 were as follows:

	CURRENCY OPTIONS
	MATURITIES
Figures in euros	2010	2011	2012	2013	Subsequent
Put USD / Call EUR
Notional amount of options bought	-	201,305,012	-	70,803,832	1,664,931,279
Strike	-	1.59%	-	1.50%	1.75%
Notional amount of options sold	-	195,129,693	-	-	831,255,453
Strike	-	1.49%	-	-	1.20%

INTEREST RATE OPTIONS
MATURITIES
Figures in euros	2010	2011	2012	2013	Subsequent
Collars
Notional amount of options bought	-	-	1,119,299,628	-	2,161,986,806
Strike Cap	-	-	4.746%	-	4.77%
Strike Floor	-	-	3.409%	-	3.48%
Caps
Notional amount of options bought	-	-	3,412,999,662	-	-
Strike	-	-	4.205%	-	-
Notional amount of options sold	-	-	6,032,299,291	-	2,161,986,806
Strike	-	-	5.399%	-	5.003%
Floors
Notional amount of options bought	-	-	2,619,299,628	-	2,094,499,493
Strike	-	-	2.844%	-	0.802%
Notional amount of options sold	363,096,573	-	700,000,000	-	-
Strike	4.382%	-	2.147%	-	-

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities at December 31, 2009 were as follows:

Millions of euros		2010	2011	2012	2013	2014	Subsequent	Total
Currency swaps
Receive	ARS	-	-	-	-	-	-	-
Pay	ARS	(130)	(52)	-	-	-	-	(182)
Receive	BRL	-	-	-	-	-	-	-
Pay	BRL	(51)	(64)	(65)	(4)	(38)	(88)	(310)
Receive	CLP	96	175	82	95	-	-	448
Pay	CLP	(191)	(349)	(232)	(189)	(195)	-	(1,156)
Receive	COP	-	-	-	-	-	-	-
Pay	COP	(86)	(172)	(172)	(21)	(21)	-	(472)
Receive	CZK	-	-	-	-	-	-	-
Pay	CZK	(622)	(111)	(111)	-	(222)	-	(1,066)
Receive	EUR	1,714	958	323	-	280	588	3.863
Pay	EUR	(3,619)	(785)	(356)	(1,118)	-	(7,872)	(13,750)
Receive	GBP	873	-	-	-	-	-	873
Pay	GBP	(873)	(609)	-	-	-	(455)	(1,937)
Receive	JPY	8	9	451	-	-	113	581
Pay	JPY	-	-	-	-	-	-	-
Receive	MAD	-	-	-	-	-	-	-
Pay	MAD	-	-	(88)	-	-	-	(88)

Receive	MXN	-	-	-	-	-	-	-
Pay	MXN	(2)	-	-	-	-	-	(2)
Receive	PEN	-	-	-	-	-	-	-
Pay	PEN	(7)	(15)	(16)	(16)	(13)	(60)	(127)
Receive	UFC	204	34	172	-	143	-	553
Pay	UFC	(102)	(111)	(86)	-	-	-	(299)
Receive	USD	1,959	1,297	160	1,286	67	7,283	12,052
Pay	USD	(7)	(156)	-	(104)	-	-	(267)
TOTAL:		(836)	49	62	(71)	1	(491)	(1,286)

Forwards
Receive	ARS	42	-	-	-	-	-	42
Pay	ARS	(340)	-	-	-	-	-	(340)
Receive	BRL	-	-	-	-	-	-	-
Pay	BRL	(159)	-	-	-	-	-	(159)
Receive	CLP	142	-	-	-	-	-	142
Pay	CLP	(244)	(1)	-	-	-	-	(245)
Receive	COP	22	-	-	-	-	-	22
Pay	COP	(191)	-	-	-	-	-	(191)
Receive	CZK	-	-	-	-	-	14	14
Pay	CZK	(1,145)	-	-	-	-	-	(1,145)
Receive	EUR	3,262	-	-	-	-	-	3,262
Pay	EUR	(2,985)	(3)	(23)	(19)	-	(14)	(3,044)
Receive	GBP	2,488	-	-	-	-	-	2,488
Pay	GBP	(544)	-	-	-	-	-	(544)
Receive	MXN	-	-	-	-	-	-	-
Pay	MXN	(530)	-	-	-	-	-	(530)
Receive	PEN	25	-	-	-	-	-	25
Pay	PEN	(27)	-	-	-	-	-	(27)
Receive	UFC	140	-	-	-	-	-	140
Pay	UFC	(142)	-	-	-	-	-	(142)
Receive	USD	2,112	4	24	20	-	-	2,160
Pay	USD	(1,897)	-	-	-	-	-	(1,897)
TOTAL		29	-	1	1	-	-	31

APPENDIX IV: INTEREST-BEARING DEBT

The main financing transactions included under this heading outstanding at December 31, 2010 and 2009 and their nominal amounts are as follows:

Descriptive name summary	Contractual limit amount	Currency	Outstanding principal balance (million of euros)		Arrangement date	Maturity date
	(millions)		31/12/2010	31/12/2009
Telefónica, S.A. and its instrumental companies
Telefónica, S.A. 2005 syndicated facility	650	EUR	300	6,000	06/28/2005	06/28/2011(1)
Telfisa EIB bilateral facility	300	EUR	300	300	12/12/2006	12/12/2011
Telefónica Europe, B.V. 2006 syndicated facility	4,200	GBP	2,945	3,091
Tranche D	2,100	GBP	2,459	2,357	12/07/2006	12/14/2012
Tranche E	2,100	GBP	486	734	12/07/2006	12/14/2013
Telefónica, S.A. 2010 syndicated facility	8,000	EUR	6,000	-
Tranche A	5,000	EUR	3,000	-	07/28/2010	07/28/2013
Tranche B	3,000	EUR	3,000	-	07/28/2010	07/28/2015
Bilateral loan	160	EUR	160	-	12/22/2010	12/22/2015
TELFISA EIB bilateral	100	EUR	100	100	01/31/2007	01/31/2015
TELFISA EIB bilateral	375	EUR	375	375	01/31/2008	01/30/2015
TELFISA EIB bilateral	221	USD	165	179	09/15/2004	09/15/2016
Cajas Telefónica, S.A. 2006 Saving Bank’s syndicated facility	700	EUR	700	700	04/21/2006	04/21/2017
Telefónica Europe, B.V. bilateral	15,000	JPY	138	113	08/16/2007	07/27/2037

Other operators
Telefónica Chile 2005 syndicated facility	150	USD	112	104	10/28/2005	06/21/2011
Móviles Chile 2006 syndicated facility	180	USD	134	125	12/29/2005	01/05/2011
Cesky financing	115	EUR	115	115	07/30/1997	07/30/2012
Telefónica Chile 2008 syndicated facility	150	USD	112	104	06/09/2008	05/13/2013
Vivo bilateral	1,132	BRL	509	575	07/13/2007	08/15/2014
Colombia Telecomunicaciones loan	310,000	COP	121	105	12/28/2009	12/28/2014
Vivo EIB bilateral	265	USD	203	184	02/29/2008	03/02/2015
Telesp bilateral	1,808	BRL	812	792	10/23/1997	05/15/2015
Vivo bilateral	378	BRL	170	157	10/30/2008	10/30/2016
Móviles Colombia IDB financing	491	USD	367	417
Tranche A	111	USD	83	87	12/20/2007	11/15/2014
Tranche B	380	USD	284	330	12/20/2007	11/15/2012

Others			6,069	4,422
Total			19,907	17,958

(1) On February 13, 2009, the “Forward Start Facility” contract signed, which can be extended by 217 million euros to 2012 and by 217 million euros to 2013

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP

The table below lists the main companies comprising the Telefónica Group at December 31, 2010 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,564
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	6	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U. Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Interdomain, S.A.U. Internet resources operator	Spain	EUR	-	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Telefónica Remesas, S.A. Remittance management	Spain	EUR	-	100%	Telefónica Telecomunicaciones Públicas, S.A.U. (100%)
Telefónica Cable, S.A.U. Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Tuenti Technologies, S.L. Private social platform	Spain	EUR	-	91.38%	Telefónica Móviles España, S.A.U. (91.38%)
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	58.94%	Telefónica de España, S.A.U. (58,94%)
Telefónica Salud, S.A. Management and operation of telecommunications and public television services	Spain	EUR	-	51.00%	Telefónica Telecomunicaciones Públicas, S.A.U. (51.00%)
Telefónica Latin America
Telefónica Internacional, S.A.U. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica International Holding, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U. (100%)
Latin American Cellular Holdings, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Datacorp, S.A.U. Telecommunications service provider and operator	Spain	EUR	700	100%	Telefónica, S.A. (100%)
Telecomunicaçoes de Sao Paulo, S.A. - TELESP Wireline telephony operator in Sao Paulo	Brazil	BRL	6,575	87.95%	Telefónica Internacional, S.A.U. (65.30%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (22.65%)
Vivo Participaçoes, S.A. Holding company and mobile services operator	Brazil	BRL	8,780	59.42%	Telefónica, S.A. (35.89%) Telefónica Brasil Sul Celular Participaçoes, Ltda. (4.37%) Portelcom Participaçoes, S.A. (19.16%)
Vivo, S.A. Wireless services operator	Brazil	BRL	6,218	100%	Vivo Participaçoes, S.A. (100%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	562	100%	Telefónica Holding de Argentina, S.A. (50.00%) Telefónica Móviles Argentina, S.A. (39.40%) Telefónica International Holding, B.V. (10.60%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	698	100%
Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
Telefónica Internacional, S.A.U. (16.20%)
Telefónica Móviles Argentina, S.A. (29.56%)
Telefónica International Holding, B.V. (0.95%)
Telefónica, S.A. (1.80%)

Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,198	100%	Telefónica, S.A. (100%)
Telcel, C.A. Wireless operator	Venezuela	VEF	944	100%	Latin America Cellular Holdings, B.V. (97.21%) Telefónica, S.A. (0.08%) Comtel Comunicaciones Telefónicas, S.A. (2.71%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,628,654	100%	TEM Inversiones Chile Ltda. (100%)
Telefónica Chile, S.A. Local, long distance and international telephony services provider	Chile	CLP	578,078	97.89%	Inversiones Telefónica Internacional Holding Ltda. (53.00%) Telefónica Internacional de Chile, S.A. (44.89%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.34%	Telefónica Internacional, S.A.U. (49.90%) Latin America Cellular Holdings, B.V. (48.28%) Telefónica, S.A. (0.16%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	602	99.99%	Telefónica del Perú, S.A.A. (99.99%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Columbia	COP	909,929	52.03%	Telefónica Internacional, S.A.U. (52.03%)
Telefónica Móviles Colombia, S.A. Wireless operator	Columbia	COP	-	100.00%	Olympic, Ltda. (50.58%) Telefónica, S.A. (49.42%)
Telefónica Móviles México, S.A. de C.V. Holding company	Mexico	MXN	50,702	100%	Telefónica Internacional, S.A.U. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	255	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc. Telecommunications service operator	Puerto Rico	USD	-	100%	Telefónica Internacional Holding, B.V. (100%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	24	100%	Telefónica, S.A. (56.31%) Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	99.08%	Telefónica El Salvador Holding, S.A. de C.V. (99.08%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,420	99.98%	TCG Holdings, S.A. (65.99%) Telefónica, S.A. (13.60%) Guatemala Cellular Holdings, B.V. (13.12%) Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (100%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	166	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A. (100%)
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	14,563	100%	Telefónica, S.A. (80.56%) Telefónica International Wholesale Services, S.L. (19.44%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica International Wholesale Services France, S.A.S. Provision of high bandwidth communications services	France	EUR	-	100%	Telefónica International Wholesale Services II, S.L. (100%)
Telefónica International Wholesale Services Argentina, S.A. Provision of high bandwidth communications services	Argentina	ARS	164	100%	T. International Wholesale Services America, S.A. (97.64%) Telefónica International Wholesale Services, S.L. (2.36%)
Telefónica International Wholesale Services Brasil Participaçoes, Ltd Provision of high bandwidth communications services	Brazil	BRL	166	99.99%	Telefónica International Wholesale América, S.A. (99.99%)
Telefónica International Wholesale Services Perú, S.A.C. Provision of high bandwidth communications services	Peru	USD	70	99.99%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	US	USD	36	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Puerto Rico, Inc. Provision of high bandwidth communications services	Puerto Rico	USD	24	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Ecuador, S.A Provision of high bandwidth communications services	Ecuador	USD	6	100%	T. International Wholesale Services America, S.A. (99%) Telefónica International Wholesale Services Perú, S.A.C. (1%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,036	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100%)
Terra Networks Mexico, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	45	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U. (99.92%) Telefónica International Holding, B.V. (0.08%)
Terra Networks Guatemala, S.A. ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Telefónica China, B.V. Holding company	Netherlands	EUR	18	100%	Telefónica Internacional, S.A.U. (100%)
Telefónica Europe
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (100%)
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd. Holding company	UK	EUR	12	100%	MmO2 plc (100%)
Telefónica O2 UK Ltd. Wireless communications services operator	UK	GBP	10	100%	O2 Networks Ltd. (80.00%) O2 Cedar Ltd. (20.00%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
The Link Stores Ltd. Telecommunications equipment retailer	UK	GBP	-	100%	Telefónica O2 UK Ltd. (100%)
Be Un Limited (Be) Internet services provider	UK	GBP	10	100%	Telefónica O2 UK Ltd. (100%)
Tesco Mobile Ltd. (*) Wireless telephony services	UK	GBP	-	50.00%	O2 Communication Ltd. (50.00%)
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A. (100%)
Telefónica O2 Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	100%	Telefónica O2 Germany Verwaltungs GmBh (99.99%) Telefónica O2 Germany Management GmBh (0.01%)
Tchibo Mobilfunk GmbH & Co. KG (*) Telecommunications equipment retailer	Germany	EUR	-	50.00%	Telefónica O2 Germany GmbH & Co. OHG (50.00%)
Telefónica O2 Ireland Ltd. Wireless communications services operator	Ireland	EUR	98	100%	O2 Netherland Holdings B.V. (99%) Kilmaine, Ltd. (1%)
Jajah Inc. IP telephony platform	US	USD	-	100%	Telefónica Europe plc (100%)
HanseNet Telekommunication GmbH Telecommunications operator	Germany	EUR	92	100%	Telefónica O2 Germany GmbH & Co. OHG (100%)
Telefónica O2 Czech Republic, a.s. Telecommunications service provider	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telefónica O2 Slovakia, s.r.o. Wireless telephony, internet and data transmission services	Slovak Republic	EUR	240	69.41%	Telefónica O2 Czech Republic, a.s. (100%)
Other companies
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related businesses	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	22	100%	Telefónica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting services	Argentina	ARS	135	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Gloway Broadcast Services, S.L. DSNG-based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Atento Inversiones y Teleservicios, S.A.U. Telecommunications service provider	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Telemarketing Prague, a.s. Telecommunications service provider	Czech Republic	CZK	1	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Teleservicios España, S.A.U. Provision of all type of telemarketing services	Spain	EUR	1	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Impulsa, S.L.U. Provision of all type of telemarketing services	Spain	EUR	-	100%	Atento Teleservicios España, S.A. (100%)
Atento N.V. Telecommunications service provider	Netherlands	EUR	-	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Brasil, S.A. Telecommunications services provider	Brazil	BRL	152	100%	Atento N.V. (100%)
Atento Argentina, S.A. Telecommunications services provider	Argentina	ARS	3	100%	Atento Holding Chile, S.A. (97.99%) Atento N.V. (2.01%)
Teleatento del Perú, S.A.C. Telecommunications services provider	Peru	PEN	14	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)
Atento Colombia, S.A. Provision of call-center services	Columbia	COP	2,997	100%	Atento N.V. (94.98%) Atento Mexicana, S.A. De C.V. (5.00%) Atento Venezuela, S.A. (0.01%) Atento Brasil, S.A. (0.00%) Teleatento del Perú, S.A.C. (0.00%)
Atento Mexicana, S.A. de C.V. Provision of call-center services	Mexico	MXN	47	100%	Atento N.V. (100%)
Teleatento del Perú, S.A.C. Provision of call-center services	Peru	PEN	14	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)
Atento Chile, S.A. Telecommunications services provider	Chile	CLP	11,128	100%	Atento Holding Chile, S.A. (71.16%) Telefónica Chile, S.A.(27.44%) Telefónica Empresas Chile, S.A. (0.96%) Telefónica Larga Distancia, S.A. (0.44%)
Atento Centroamérica, S.A. Provision of call-center services	Guatemala	GTQ	55	100%	Atento N.V. (99.99%) Atento El Salvador, S.A. de C.V. (0.01%)
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	-	100%	Telefónica O2 Germany GmbH & Co. OHG (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	-	100%	Telefónica Global Services, GmbH (100%)
Telefónica Global Technology, S.A.U. Management and operation of information systems	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Terra Networks Asociadas, S.L. Holding company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*) Online travel agency	Spain	EUR	1	50.00%	Terra Networks Asociadas, S.L. (50.00%)
Telefónica Learning Services, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Terra Networks Asociadas, S.L. (100%)
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	1	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança Security services and systems	Brazil	BRL	21	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de México, S.A. de C.V. Telecommunications research activities and projects	Mexico	MXN	-	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica, S.A. (100%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Casiopea Reaseguradora, S.A. (83.33%) Telefónica, S.A. (16.67%)
Altaïr Assurances, S.A. Direct insurance transactions	Luxembourg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%) Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (89.99%) Casiopea Reaseguradora, S.A. (10.01%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C. (**) Financial intermediation	US	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Spiral Investments, B.V. Holding company	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Solivella Investment, B.V. Holding company	Netherlands	EUR	881	100%	Telefónica Móviles España, S.A.U. (100%)
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	93.99%	Telefónica, S.A. (50.00%) Telecomunicaçoes de Sao Paulo, S.A. - TELESP (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos, S.A.C. Management and administrative services rendered	Argentina	ARS	-	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A. Management and administrative services rendered	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A.(97.89%)
Telefónica Gestión de Servicios Compartidos, S.A. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.99%) Telefónica del Perú, S.A.A. (0.01%)
Cobros Serviços de Gestao, Ltda. Management and administrative services rendered	Brazil	BRL	-	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefonica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Servicios Integrales de Distribución, S.A.U. Distribution services provider	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	-	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Companies accounted for using the equity method
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telco, S.p.A. Holding company	Italy	EUR	3,287	46.18%	Telefónica, S.A. (46.18%)
Jubii Europe, N.V. Internet portal	Netherlands	EUR	3	32.10%	LE Holding Corporation (32.10%)
DTS Distribuidora de Televisión Digital, S.A. Broadcasting, satellite TV signal transmission and linkage services	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U. (22%)
Hispasat, S.A. Operation of a satellite telecommunications system	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
China Unicom (Hong Kong) Limited Telecommunications service operator	China	RMB	2,310	8.37%	Telefónica Internacional, S.A.U. (8.37%)

(*) Consolidated using proportionate consolidation.
(**) Fully consolidated with 100% of voting rights

Through these consolidated financial statements, O2 (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and is exempt in accordance with the stipulations of Art. 264b HGB.

APPENDIX VI: MAIN CONCESSIONS AND LICENSES HELD BY THE TELEFÓNICA GROUP

In order to provide network services, the Group must obtain general authorizations, concessions or licenses from the national regulatory authorities of the countries in which the Group operates. Procedures for obtaining licenses are also applicable to radio frequency permits for the Group’s mobile operators. The duration of a license or of the rights to use spectrum depend on the legal framework applicable in the country in question.

The main service licenses, concessions and authorizations held by the Group at December 31, 2010 are described below.

Spain

In accordance with the European Union regulatory framework, companies wishing to operate a telecommunications network or provide electronic communication services must notify the Spanish telecommunications market regulator (Comisión del Mercado de Telecomunicaciones, CMT) prior to commencing such activities. Every three years, operators must notify the CMT of their intention to continue these activities.

Concessions for the use of spectrum are auctioned through a competitive, non-discriminatory procedure. Telefónica Móviles España holds rights to provide mobile services in certain spectrum bands. The main concessions are as follows:

Technology	Duration	End date	Renewal period
GSM 900	5 years	February 3, 2015	--
E-GSM 900	15 years	June 6, 2020	5 years
DCS-1800	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years

In 2010, Telefónica Móviles España obtained the renewal of the GSM 900 concession until February 3, 2015.

United Kingdom

Telefónica O2 UK has provided GSM services since July 1994. In January 2011 this license was modified to enable the UMTS roll-out in the 900 MHz (2 x 17.4 MHz) and 1800MHz (2 x 5.8 MHz) frequency bands.  This license is for an indefinite period. In April 2000, Telefónica O2 UK obtained a UMTS license expiring on December 13, 2021 (2 x 10 MHz + 5 MHz).

Germany

Telefónica O2 Germany obtained a GSM license for the 1800 MHz frequency band in October 1998, as well as a separate license for the 900 MHz band in February 2007 (GSM900 2 x 5 MHz and GSM 1800: 2 x 17.4 MHz). The GSM licenses expire on December 31, 2016.

These licenses are for a set period of time, although they may be renewed. The regulatory agency has not yet issued a decision in this respect.

In August 2000, Telefónica O2 Germany obtained a UMTS license expiring on December 31, 2020 (2 x 9.9 MHz).

In May 2010, after a spectrum auction procedure, Telefónica O2 Germany acquired 10 MHz in the 800 MHz band (Digital Dividend), 20 MHz in the 2.6 GHz band (paired), 10 MHz in the 2.6 GHz band (unpaired), 5 MHz in the 2.0 GHz band (paired), and 20 MHz in the 2.0 GHz band (unpaired).  These licenses expire in 2025. The assigned frequencies may be used for any technology.

Czech Republic

Telefónica O2 Czech Republic provides electronic mobile communications services in the 900 MHz and 1800 MHz bands, under the GSM standard, in accordance with CTO licenses valid until February 7, 2016; in the 2100 MHz band under the UMTS standard, valid until January 1, 2022; and in the 450 MHz band for CDMA 2000, valid until February 7, 2011.

Slovakia

On September 7, 2006, Telefónica O2 Slovakia secured a license for supplying electronic communications services through the public network using the GSM and UMTS mobile network standards. The license was granted for twenty years and expires in September 2026.

Ireland

Since March 1997, Telefónica O2 Ireland has been providing GSM services under a license granted in May 1996. The GSM900 license is for a 15-year period (GSM900: 2 x 7.2 MHz). In 2000, the company obtained another GSM 1800 license (2 x 14.4 MHz), also for 15 years. In October 2002, the company secured a 20-year UMTS license (2 x 15 MHz + 5 MHz).

Brazil

In Brazil, concessions are awarded for providing services under the public system and authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are private.

The main differences between the systems relate to the obligations which operators have to fulfil. Public services concessionaires, such as Telesp, are required to expand the network (universal service obligations) and ensure continuity in service undertakings. These obligations are not imposed on operators that provide services under the private system.

In the state of São Paulo, Telesp provides local and long-distance CFTS under the public system. In the remaining states of Brazil, Telesp provides local and long-distance CFTS, and broadband services, all under the private system.

In 2005, Telesp’s concession agreements for local and long-distance services were extended for an additional 20-year period.

Telesp’s authorization for local and long-distance services under the private system was granted for an unlimited period of time.

Telesp also holds an authorization to provide broadband data services under the private system in the state of São Paulo.

Licenses for personal mobile services carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions. All Telefónica’s Brazilian mobile operators are integrated in Vivo, except for Vivo Participaçoes (In March 2010 ANATEL authorised the integration of Telemig Celular into Vivo Participaçoes).  These operators hold the following licenses:

•	Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006);

•	Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008);

•	Vivo-Paraná/Santa Catarina (“B” band) until 2013;

•	Vivo-Distrito Federal (“A” band) until 2021 (renewed in 2006);

•	Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008)

•	Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008)

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013

•	Vivo Participaçoes(Minas Gerais) (“A” band) until 2023 (renewed in 2007);

•	Vivo Participaçoes (for the cities in which CTBC Telecom operates in the state of Minas Gerais) (“E” band) until 2020;

License renewals for “A” and “B” bands must be requested 30 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2007, ANATEL auctioned off fifteen new licenses in the 1900 MHz band (“L” band). Vivo acquired 13 spectrum licenses in this band.

•	Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2006) or 2022 for cities in the Pelotas metropolitan area;

•	Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“L” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of São Paulo;

•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013;

•	Vivo-Federal District (“L” band) until 2021 (renewed in 2006);

•
Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) or 2022 for the city of Paranaíba in Mato Grosso do Sul; and

•
Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of Goiás, and Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022.

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In April 2008, ANATEL auctioned off 36 new licenses in the 1900-2100 MHz bands (3G licenses). Vivo obtained seven spectrum licenses in the “J” band, and Vivo Participaçoes secured two licenses:

•	Vivo-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023;

•	Vivo-Rio de Janeiro (“J” band) until 2023;

•	Vivo-Espírito Santo (“J” band) until 2023;

•	Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023;

•	Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023;

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023;

•	Vivo-Federal District (“J” band) until 2023;

•	Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023;

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023;

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023;

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; and

•	Vivo Participaçoes (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023.

License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz and 1,800 MHz bands of which Vivo secured 23 licenses (14 licenses in 1800 MHz band “D”, “E”, “M” and extension bands and 9 licenses in the 900 MHz extension bands).  These licenses are valid for a 15-year period.

•	“M” Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	Extension of the 1800 MHz band in the State of São Paulo;

•	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	“E” Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 900 MHz band in the State of Rio do Janeiro;

•	Extension of the 900 MHz band in the State of Espírito Santo;

•
Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão,  in the state of  Goiás;

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the state of Bahía;

•	Extension of the 900 MHz band in the state of Sergipe;

•	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul;

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

•	Extension of the 1,800 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1,800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•
Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão,  in the state of  Goiás;

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná;

Mexico

Authorizations to provide mobile telephone services in Mexico (mobile and personal communications services, PCS, in the 800 MHz and 1,900 MHz bands, respectively) are granted through concessions.

Telefónica Móviles México and its subsidiaries and investees hold 40 licenses for providing telecommunications services.

Concessions in the “A” band (800 MHz) mobile telephone services were initially granted in 1990 and were renewed in May 2010 for a 15-year period.  In addition, at the same time a concession was granted for the installation, operation and development of a public telecommunications network for the same length as the aforementioned concessions.

The subsidiary Pegaso Comunicaciones y Sistemas, S.A. de C.V. holds a concession for providing public telecommunications services, granted in 1998, and nine licenses for providing personal communications services (PCS) in the 1,900 MHz band, until 2018. These licenses are renewable for an additional 20-year period. Renewal has been requested for all licenses.

In April 2005, Telefónica México obtained four additional licenses in the same 1,900 MHz band, for providing personal communications services (PCS) for a twenty-year period, with possible renewal for an additional twenty-year period.

In addition, further new  concessions have been awarded during 2010: eight spectrum concessions in the1,900 MHz band  for providing  personal communications services (PCS) and for a greater bandwidth in regions 1,2,3,4,5,6,7 and 9, for a period of twenty years; and six new  concessions in band 1.7 – 2.1 GHz to provide AWS services in regions 2,3,4,5,6,7 and 9, for a period of twenty years.

In January 2011, GTM obtained a concession for the installation of a public telecommunications network to supply services of Pay-TV and data-transmission by satellite, for a period of thirty years, renewable.

Venezuela

Telcel holds a mobile telephone concession for operating and offering mobile services in the 800 MHz band, with national coverage. This concession was granted in 1991 and expires on May 31, 2011. The concession is renewable for up to 20 years, at the discretion of CONATEL.

Telcel also holds a private network services concession granted in 1993 and renewed in 2007, until December 15, 2025. This concession allows Telcel to provide private point-to-point and point-to-multipoint telecommunications services for companies.

In 2001, Telcel secured a concession for offering nationwide wireless fixed access services using wireless technology in the subscriber loop.

In 2000, Telcel received a general authorization for offering local, national long-distance and international long-distance telephony services and for operating telecommunications networks, for a 25-year period to December 15, 2025. In 2007, the remaining services provided by Telcel were incorporated into this license, namely mobile, private networks, Internet access and transport services. On the same date, the company secured a concession for operating in the 1,900 MHz band for a 15-year period until November 2022, renewable for a 10-year period.

Chile

Telefónica Chile holds the following telecommunications services licenses:

•
Local public telephony services. Telefónica Chile holds a renewable license for local telephony services in all regions of Chile, for a 50-year period. This license was awarded in 1982, except for the X and XI regions, which were incorporated into the license in

1995. In addition, Telefónica Chile holds other nationwide renewable licenses for local telephone services, exclusively targeting rural areas. It also holds a renewable nationwide license for public data transmission services for a period of 30 years from July 1995 and another four renewable licenses for public data transmission services for a period of 30 years from June 2008. Telefónica Chile also has a renewable nationwide license for public VOIP services, for a period of 30 years from August 2010.

•
Multicarrier long distance licenses. Through its subsidiary Telefónica Larga Distancia, Telefónica Chile holds renewable licenses for a 30-year period as from November 1989, to install and operate a national fibre optics network, a national base station network and other transmission equipment, and to provide national and international long-distance services, including voice, data and image transmission throughout Chile. In addition, the company holds renewable nationwide public data transmission services licenses for a thirty-year period as from June 1993. Telefónica also holds indefinite licenses for providing national and international long-distance services through central switches and nationwide cable and fibre optic networks.

•	Public data transmission services. Since March 1987, Telefónica Empresas holds a license for an indefinite period for providing public nationwide data transmission services.

•
Public mobile telephony service licenses. Since November 1989, Telefónica Móviles Chile has held licenses for an indefinite period for providing public mobile telephony services throughout Chile in the 800 MHz band. In addition, the company holds three licenses for providing nationwide mobile telecommunications services in the 1900 MHz band. These concessions may be renewed for successive 30-year periods from November 2002, at the request of the license holder.

•
Limited television license. Telefónica Multimedia holds a license to establish, operate and use part of the 2.6 GHz band spectrum in Santiago de Chile for intermediate telecommunications services, authorizing the frequencies used for communicating voice, data and images, for a thirty-year period as from May 2008. The company also has a limited license to provide television services in the 2.6 GHz band. Since December 2005, the company holds a 10-year renewable license for providing limited satellite television services. In addition, since January 2006, it has a limited license for providing nationwide television services in the largest cities, except in region III, in Telefónica Chile’s xDSL broadband network, for an indefinite period. Furthermore, in March 2007 the company was awarded a limited license for providing television services through the DSL broadband network in the Santiago de Chile metropolitan area, for an indefinite period.

Argentina

Telefónica de Argentina holds licenses, all of which have been granted for an unlimited period, allowing it to provide fixed telephony services, international telecommunications services, local services in the northern and southern regions; long-distance, international  telecommunications services and data transmission in the northern region; and Internet and international data transmission access services.

Telefónica Móviles de Argentina’s licenses for providing mobile services include PCS licenses and the corresponding authorizations for using spectrum in different regions, as well as licenses for trunk services or closed groups of users, in different cities.

These licenses do not expire, although they may be cancelled by SECOM in the event of failure to comply with the license terms.

Colombia

In March 1994, the company was awarded concessions for providing mobile services in the eastern region, along the Caribbean coast and in the western region, for a 10-year period, renewed for another 10 years to March 2014. Prior to that year, Telefónica Móviles Colombia may waive the concessions, renew the spectrum use permit for a ten-year period, and subsequently negotiate an extension. If Telefónica Móviles Colombia continues to hold its current concessions until 2014, in that year it must seek registration as a telecommunications operator and request permission to use spectrum.

In addition, Telefónica Móviles Colombia holds nationwide carrier service concessions granted in June 1998 and November 1998 (initially for ten years, renewed for an additional 10 years). In 2008, these concessions were rolled over into a convergent permit to provide carrier services for an additional 10 years (which may be extended for a further ten years). As in the preceding case, Telefónica Móviles Colombia may waive these licenses and seek registration as an operator under the general authorization system set out by law.

With respect to fixed telephone services, the law establishes an indefinite permit for all operators to operate as local exchange carriers, nationwide. Colombia Telecomunicaciones must register as a telecommunications operator with the CRC. This registration also covers general authorization for providing telecommunications services, such as long-distance carrier services, added-value services, national carrier services and mobile services, among others.

Peru

Telefónica del Perú provides fixed telecommunications services based on 20-year concessions granted by the Transport and Communications Ministry. These concessions may be partially or fully renewed at the request of Telefónica del Perú. Total renewals are for an additional 20 years, while partial renewals are for periods of up to five years. To date, three partial renewals extending the concession period to 2027 have been approved.

Telefónica Móviles Perú holds a concession for providing mobile services in the 850 MHz sub-band A and in the 1900 MHz sub-band (Telefónica Móviles Perú can also provide fixed wireless services in these bands) for a 20-year period, renewable, upon request, for identical periods. In February 2002, the company was awarded 20-year concessions for providing national and international long-distance carrier services. In addition, the company holds a 20-year concession for offering fixed mobile telephone services in the 450 MHz and 900 MHz bands. Both concessions were granted in March 2008. Telefónica also holds concessions for local carrier services, expiring between 2016 and 2022. Concessions for national and international carrier services expire in 2019. In addition, in August 1999 the company secured a 20-year concession for nationwide-coverage local fixed telephone services. These concessions may be renewed for an additional 20-year period.

Ecuador

Otecel renewed the mobile telephony services concession under which it provides advanced mobile services, including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-year period.

In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expire in 2011 and may be renewed for an additional 10-year period.

Costa Rica

On January 7, 2011 the Costa Rican Regulator (SUTEL) awarded Telefónica one of the three mobile licenses applied for, subject to the technical, financial and legal requirements laid down in the bidding documents. The concession awarded comprises two blocks of 5.3 MHz frequencies in the 850 MHz band and two blocks of 15 MHz and 10 MHz in the 1,800 MHz and 2,100 MHz band respectively.

Other countries in Latin America

Country	License/Concession	Type of services	Spectrum	Band	Expiry
El Salvador	Concession	Telecommunication services (1)	25 MHz/800 MHz	Band B	2018(2)
	Concession	Telecommunication services (1)	30 MHz/1900 MHz	Band C	2021
Guatemala	Concession	Telecommunication services (1)	80 MHz/1900 MHz	Bands B,C, E and F	2014(3)
	Concession	Telecommunication services (1)			2014(3)
	Concession	Telecommunication services (1)			2014(3)
Nicaragua	Concession	Mobile telecommunication services	25 MHz/800 MHz	Band A	2023(4)
	Concession	Mobile telecommunication services	Additional spectrum 60 MHz /1900	Bands B, D, E and F	2023(4)
Panama	Concession	GSM/UMTS	25 MHz /800 10MHz /1900 MHz	Band A Band F	2016(5)
Uruguay	License	Mobile telephony	25 MHz/800 MHz		2022-2024(6)

(1)	In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.

(2)	Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.

(3)
These concessions are granted for a period of 15 years and may be renewed for successive 15 year periods at the holder’s request.  In order to renew a concession the holder must prove to the regulatory agency that the spectrum has actually been used during the prior 15 year period.   These concessions expire in 2014.

(4)
Telefonía Celular de Nicaragua, S.A. ("TCN") obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 800 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 65 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10 year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.

(5)
The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10MHz (5+5) in the 1900 MHz band until 2016, which can be renewed for a further period.

(6)
The expiry date depends upon the spectrum band awarded: 800 MHz band (12.5 MHz + 12.5 MHz) – 20 years from July 2004; 1900 MHz band (5 MHz + 5 MHz) – 20 years from December 2002; and 1900 MHz band (5 MHz + 5 MHz) – 20 years from July 2004.